Form 20-F
period 2011-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2011-12-28
CIK 933267

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2011

OR

	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Matias Gaivironsky

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2011 was 578,676,460.

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

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “foresee”, “understand”,  and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

You should not place undue reliance on such statements which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future.

CERTAIN MEASUREMENTS AND TERMS

As used throughout this annual report, the terms “IRSA,” the “Company,” “we,” “us,” and “our” refer to IRSA Inversiones y Representaciones Sociedad Anónima , together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

In Argentina the standard measure of area in the real estate market is the square meter (m2), while in the United States and certain other jurisdictions, the standard measure of area is the square foot (sq. ft.). All units of area shown in this annual report ( e.g. , gross leasable area of buildings and size of undeveloped land) are expressed in terms of square meters. One square meter is equal to approximately 10.764 square feet. One hectare is equal to approximately 10,000 square meters and approximately 2.47 acres.

As used herein: “GLA or gross leasable area”, in the case of shopping centers, refers to the total leasable area of the property, regardless of our ownership interest in such property (excluding common areas and parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated).

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

In this annual report where we refer to “Peso,” “Pesos,” or “Ps.” we mean Argentine pesos, the lawful currency in Argentina; when we refer to “U.S. dollars,” or “US$” we mean United States dollars, the lawful currency of the United States of America; and when we refer to “Central Bank” we mean the Argentine Central Bank.

This annual report contains our Audited Consolidated Financial Statements as of June 30, 2011 and 2010 and for the fiscal years ended June 30, 2011, 2010 and 2009 (our Audited Consolidated Financial Statements), which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein.

We prepare our audited consolidated financial statements in thousands of Pesos and in accordance with generally accepted accounting principles in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively, “Argentine GAAP”) and the regulations of the Comisión Nacional de Valores , which differ in certain significant respects from accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in our consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). See Note 25 to our audited consolidated financial statements for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity.

Additionally, after considerable inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government instructed the CNV to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1232. Since Argentine GAAP required companies to discontinue inflation adjustments as from October 1, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March 1, to September 30, 2003, such a departure did not have a material effect on our Audited Consolidated Financial Statements.

Resolution CD 93/2005, issued by the CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary but allowed a one-time accommodation to continue treating these differences as permanent. As a result, we elected to continue treating differences as permanent.  In addition, the new standards provided for the recognition of deferred income taxes on a non-discounted basis.

Transition to IFRS

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 “Adoption of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which requires companies under the supervision of the CNV to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a technical resolution issued by the FACPCE. The jurisdiction where we are located is the Federal District.

On April 29, 2009, the CPCECABA approved Technical Resolution No. 26. The CNV issued Technical Resolution No. 562/09, as amended by Resolution 576/10, formally adopting application of Technical Resolution No. 26 to its regulated entities for fiscal years beginning on January 1, 2012. We will be required to prepare our financial statements in accordance with IFRS as issued by the IASB for our fiscal year ended June 30, 2013 and 2012. Our transition date to IFRS will be July 1, 2011. On April 29, 2010, our Board of Directors approved a plan for implementing IFRS, which is currently under execution.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the seller exchange rate quoted by the Banco de la Nación Argentina for June 30, 2011 and June 30, 2010, which was Ps.4.110 = US$ 1.00 and Ps.3.931 = US$ 1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

References to fiscal years 2007, 2008, 2009, 2010 and 2011 are to the fiscal years ended June 30 of each such year.

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

A. Selected Financial Data

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with and is qualified in its entirety by reference to our Audited Consolidated Financial Statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2011, 2010 and 2009 and the selected consolidated balance sheet data as of June 30, 2011 and 2010 have been derived from our Audited Consolidated Financial Statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

The selected consolidated statement of income data for the years ended June 30, 2008 and 2007 and the selected consolidated balance sheet data as of June 30, 2009 and 2008 have been derived from our audited consolidated financial statements as of June 30, 2009 and 2008 and for the years ended June 30, 2009, 2008 and 2007, which are not included herein.

The selected consolidated balance sheet data as of June 30, 2007 have been derived from our audited consolidated financial Statements as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006, which are not included herein.

Summary Consolidated Financial and Other Information for IRSA

	Fiscal Years Ended June 30,
	2011	2011	2010	2009	2008	2007
	(In thousands of Ps. Except ratios) (1)
	(In thousands of US$ Except ratios)(2)
STATEMENT OF INCOME DATA
Argentine GAAP
Revenues:
Development and sale of properties	82,986	341,074	225,567	280,362	196,811	75,751
Office and other non-shopping center rental properties	40,053	164,618	154,164	147,749	102,159	57,093
Shopping centers	164,180	674,779	518,355	396,733	345,395	270,266
Hotels	46,930	192,883	159,894	158,913	148,847	122,681
Consumer financing	16,685	68,576	265,346	236,827	291,030	212,965
Total revenues	350,834	1,441,930	1,323,326	1,220,584	1,084,242	738,756
Costs	(146,169)	(600,755)	(475,295)	(508,506)	(464,223)	(295,108)
Gross profit:
Development and sale of properties	23,433	96,310	142,422	132,044	45,917	17,928
Office and other non-shopping center rental properties	32,131	132,059	123,296	118,419	75,812	39,592
Shopping centers	120,026	493,306	359,440	287,458	246,220	179,154
Hotels	17,862	73,412	56,997	60,024	64,627	53,721
Consumer financing	11,214	46,088	165,876	114,133	187,443	153,253
Total gross profit	204,666	841,175	848,031	712,078	620,019	443,648
Selling expenses	(25,962)	(106,704)	(185,401)	(236,201)	(247,297)	(168,848)
Administrative expenses	(48,749)	(200,359)	(195,291)	(147,329)	(122,121)	(102,827)
Gain from recognition of inventories at net realizable value	11,056	45,442	33,831	12,056	2,832	20,737
Net income (loss) from retained interest in securitized receivables	1,145	4,707	37,470	(46,012)	(1,261)	3,254
Gain from operations and holdings of real estate assets, net	277	1,140	1,091	1,124	2,670	2,568
Operating income (loss):
Development and sale of properties	20,696	85,059	139,516	121,169	19,270	6,177
Office and other non-shopping center rental	20,451	84,054	73,526	76,485	52,930	20,234
Shopping centers	93,709	385,142	267,971	214,903	182,261	124,832
Hotels	2,961	12,171	5,414	8,590	18,040	14,653
Consumer financing	4,617	18,975	53,304	(125,431)	(17,659)	32,636
Total operating income	142,434	585,401	539,731	295,716	254,842	198,532
Amortization of negative goodwill, net	4,240	17,427	1,641	1,602	1,638	(1,472)
Financial results, net	(68,673)	(282,246)	(165,096)	(136,381)	(76,742)	4,099
Gain (loss) on equity investees	33,679	138,420	160,416	61,542	(13,209)	40,026

Other expenses, net	(3,555)	(14,609)	(10,311)	(8,855)	(5,642)	(14,100)
Income before taxes and minority interest	108,124	444,393	526,381	213,624	160,887	227,085
Income tax and MPIT	(25,432)	(104,524)	(148,427)	(80,334)	(78,112)	(87,539)
Minority interest	(14,055)	(57,765)	(43,453)	25,345	(27,900)	(32,449)
Net income	68,637	282,104	334,501	158,635	54,875	107,097
Basic net income per share (3)	0.12	0.49	0.578	0.27	0.10	0.24
Basic net income per GDS (3)	1.18	4.87	5.78	2.74	1.00	2.41
Diluted net income per share (4)	0.12	0.49	0.578	0.27	0.10	0.20
Diluted net income per GDS (4)	1.18	4.87	5.78	2.74	1.00	2.03
Weighted average number of shares outstanding	578,676	578,676	578,676	578,676	549,277	444,904
Adjusted weighted - average number of shares (4)	578,676	578,676	578,676	578,676	549,277	558,594
Capital stock	578,676	578,676	578,676	578,676	578,676	464,969
U.S. GAAP
Revenues	399,479	1,641,858	1,580,578	1,454,738	1,227,797	867,452
Costs	(183,629)	(754,717)	(686,660)	(702,246)	(583,137)	(397,417)
Gross profit	215,850	887,141	893,918	752,492	644,660	470,035
Selling expenses	(24,042)	(98,813)	(177,179)	(217,516)	(224,348)	(160,137)
Administrative expenses	(47,451)	(195,023)	(203,186)	(155,902)	(124,092)	(104,113)
Net (loss) income from retained interest in securitized receivables	1,274	5,235	58,115	(41,999)	(13,928)	(115)
Gain on bargain purchases	6,901	28,365	58,470	—	—	—
Disposal of business	8,309	34,149	—	—	—	—
Gain from recognition of inventories at net realizable value	(3,213)	(13,205)	—	—	—	—
Operating income	157,628	647,849	630,138	337,075	279,223	205,669
Gain on equity investees	43,027	176,839	134,047	(53,033)	(7,253)	42,957
Financial results, net	(54,285)	(223,110)	(161,371)	(212,428)	(14,644)	(43,705)
Amortization of goodwill	(3,440)	(14,140)	—	—	—	—
Other expenses, net	(4,681)	(19,237)	(10,117)	(5,706)	(6,167	(13,433)
Income before taxes and minority interest	138,249	568,201	592,697	65,908	246,911	191,488
Income tax and MPIT	(27,207)	(111,819)	(126,540)	(107,259)	(78,336)	(39,176)
Net income under U.S. GAAP	111,042	456,382	466,157	(41,351)	168,575	152,312
Non-controlling interest	(13,671)	(56,187)	(83,304)	47,998	(46,459)	(49,090)
Net income under U.S. GAAP attributable to IRSA	97,371	400,195	382,853	6,647	122,116	103,222
Basic net income per share(3)	0.17	0.69	0.66	0.01	0.22	0.23
Basic net income per GDS(3)	1.68	6.92	6.62	0.11	2.22	2.32
Basic net income before extraordinary items and accounting changes per share (3)	0.17	0.69	0.66	0.01	0.22	0.23
Diluted net income per share(4)	0.17	0.69	0.66	0.01	0.22	0.20
Diluted net income per GDS(4)	1.68	6.92	6.62	0.11	2.16	2.05
Diluted net income before extraordinary items and accounting changes per share (4)	0.17	0.69	0.66	0.11	0.22	0.20
Weighted - average number of shares outstanding	578,676	578,676	578,676	578,676	549,277	444,904
Adjusted weighted - average number of shares(4)	578,676	578,676	578,676	578,676	570,472	540,822
BALANCE SHEET DATA
Argentine GAAP
Cash and banks and current investments	92,057	378,353	330,343	401,796	545,192	856,707
Inventories	63,908	262,660	259,569	24,899	53,602	35,375
Accounts receivable net	60,582	248,998	359,529	263,471	186,017	172,733
Total current assets	254,302	1,045,180	1,190,332	891,869	893,842	1,175,790
Non-current Inventories	21,761	89,441	55,088	164,933	129,178	220,828
Accounts receivable net	3,479	14,300	42,123	6,626	10,395	42,442
Non-current investments (5)	473,515	1,946,145	1,480,805	1,001,654	833,373	673,273
Fixed assets net	828,674	3,405,851	2,692,637	2,720,506	2,530,141	2,027,311
Total non-current assets	1,282,270	5,270,130	4,443,109	4,044,118	3,578,130	2,969,109
Total assets	1,536,572	6,315,310	5,633,441	4,935,987	4,471,972	4,144,899
Short-term debt (6)	166,378	683,813	609,190	351,173	190,153	214,193
Total current liabilities	317,702	1,305,757	1,341,620	974,890	742,267	652,082
Long-term debt (7)	427,474	1,756,919	1,031,528	1,044,725	1,121,264	1,222,423
Total non-current liabilities	537,935	2,210,912	1,325,668	1,401,054	1,348,812	1,395,693
Total liabilities	855,637	3,516,669	2,667,288	2,375,944	2,091,079	2,047,775
Minority interest	77,087	316,826	563,107	464,381	456,715	450,410
Cumulative translation adjustment	8,303	34,124	17,459	12,849	-	-
Shareholders’ equity	603,848	2,481,815	2,403,046	2,095,662	1,924,178	1,646,714
U.S. GAAP
Cash and banks and current investments	89,205	366,635	312,827	374,574	531,575	856,318
Inventories	9,121	37,487	16,107	31,002	38,905	160,961
Accounts receivable, net	61,242	251,702	373,427	262,128	195,269	208,377
Other receivables and prepaid expenses	70,895	291,376	385,466	413,554	249,153	238,546
Non-current investments(5)	530,811	2,181,635	1,587,282	740,407	748,550	590,646
Fixed assets, net	607,452	2,496,626	2,557,845	2,469,051	2,331,695	1,827,263
Intangible assets, net	588	2,417	11,907	8,051	16,789	22,226
Total current assets	196,307	806,822	897,769	870,065	912,354	1,183,147
Total assets	1,383,196	5,684,931	5,319,867	4,411,670	4,219,383	3,997,217
Trade accounts payable	26,202	107,687	248,278	328,890	314,948	293,522
Other liabilities	23,571	96,878	124,934	176,525	133,273	101,764
Short-term debt(6)	161,398	663,344	606,189	349,627	190,153	216,829
Total current liabilities	278,908	1,146,311	1,171,949	996,787	749,505	669,983
Long-term debt(7)	411,294	1,690,417	996,040	1,013,494	1,120,257	1,225,212
Total non-current liabilities	493,155	2,026,863	1,430,020	1,469,341	1,447,833	1,603,747
Shareholders’ equity	611,133	2,511,757	2,717,898	1,958,586	2,026,823	2,725,120
Non-controlling interest	80,786	332,031	521,374	370,060	385,959	366,381
Shareholders’ equity attributable to IRSA	530,347	2,179,726	2,196,524	1,588,126	1,640,864	1,358,739
CASH FLOW DATA
Argentine GAAP
Net cash provided by operating activities	139,132	571,832	376,458	442,619	469,117	207,067
Net cash used in investing activities	(181,519)	(746,042)	(455,979)	(455,041)	(812,718)	(510,774)
Net cash provided by (used in) financing activities	81,540	335,130	44,933	(190,640)	24,082	848,290
U.S. GAAP(8)
Net cash provided by operating activities	121,523	499,459	294,062	348,841	351,020	226,518
Net cash used in investing activities	(71,536)	(294,015)	(526,705)	(466,771)	(401,678)	(1,179,069)
Net cash (used in) provided by financing activities	(4,541)	(18,662)	179,874	(58,898)	149,145	892,258
Effect of exchange rate changes on cash and cash equivalents	(831)	(3,416)	(2,340)	(20,677)	2,161	2,058

OTHER FINANCIAL DATA
Argentine GAAP

Capital expenditures (9)	235,270	966,958	168,460	323,123	768,699	419,377
Depreciation and amortization (10)	41,740	171,553	160,746	136,392	115,207	98,049
Working capital (11)	(63,401)	(260,577)	(151,288)	(83,021)	151,575	523,708
Ratio of current assets to current liabilities	0.800	0.800	0.887	0.915	1.204	1.803
Ratio of shareholders equity to total liabilities	0.706	0.706	0.901	0.882	0.920	0.804
Ratio of non-current assets to total assets	0.835	0.835	0.789	0.819	0.800	0.716

(1) Except for ratios and share data.

(2) Except for ratios and share data. Solely for the convenience of the reader, we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2011 which was Ps.4.11 per US $1.00. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.

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

(5) Includes 29.77% (without considering treasury shares) investment in Banco Hipotecario, Hersha, Metropolitan and Rigby, and our investments in undeveloped parcels of land.
(6) Includes short-term debt and current mortgages payable.
(7) Includes long-term debt and non-current mortgages payable.

(8) This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification guidelines of Codification ASC No. 230 under U.S. GAAP. See Note 25 to our audited consolidated financial statements included elsewhere herein for details of the differences in classifications affecting the categories of cash flows.

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

Change in accounting policy related to statement of cash flows

We classified cash flows from interest paid as operating activities for the years ended June 30, 2010, 2009, 2008 and 2007. As part of our IFRS implementation efforts, for the fiscal year ended June 30, 2011, we changed this accounting policy to treat these cash flows from interest paid as financing activities as permitted also by Argentine GAAP (RT No. 8). Therefore, we have retroactively adjusted as of June 30, 2010, 2009, 2008 and 2007years, as follows:

	As of June, 2010		As of June, 2009
	As adjusted	As originally Issued	As adjusted	As originally Issued
Net cash provided by operating activities	Ps. 376,458	Ps. 239,943	Ps. 442,619	Ps. 310,877
Net cash used in investing activities	(455,979)	(455,979)	(455,041)	(455,041
Net cash provided by (used in) financing activities	44,933	181,448	(190,640)	(58,898)

	As of June, 2008		As of June, 2007
	As adjusted	As originally Issued	As adjusted	As originally Issued
Net cash provided by operating activities	Ps. 469,117	Ps. 344,054	Ps. 207,067	Ps. 163,099
Net cash used in investing activities	(812,718)	(812,718)	(510,774)	(510,774)
Net cash provided by (used in) financing activities	24,082	149,145	848,290	892,258

Exchange Rates

In April 1991, Argentine law established a fixed exchange rate requiring the Central Bank to sell U.S. Dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted the Public Emergency Law, abandoning over ten years of fixed Peso-U.S. Dollar parity at Ps.1.00 to US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. Dollars and their heightened demand that resulted caused the Peso to depreciate significantly in the first half of 2002. As of December 14, 2011 the exchange rate was Ps. 4.2610=US$1.00 as quoted by Banco de la Nación Argentina at the average of the U.S. Dollar selling rate and U.S. Dollar buying rate. During 2008, 2009, 2010 and 2011 the Central Bank indirectly intervened in the exchange rate market with the purpose of maintaining a stable parity notwithstanding international volatility.

The following table presents the high, low, average and period closing exchange rate for the purchase of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing(4)

Fiscal year ended June 30, 2006	3.0700	2.8390	2.9800	3.0660
Fiscal year ended June 30, 2007	3.0880	3.0280	3.0663	3.0730
Fiscal year ended June 30, 2008	3.1640	2.9960	3.1196	3.0050
Fiscal year ended June 30, 2009	3.7780	2.9940	3.3862	3.7770
Fiscal year ended June 30, 2010	3.9130	3.6360	3.8255	3.9110
Fiscal year ended June 30, 2011	4.0900	3.9110	3.9810	4.0900
July 2011	4.1250	4.0900	4.1080	4.1250
August 2011	4.1800	4.1270	4.1484	4.1800
September 2011	4.2040	4.1690	4.1841	4.1850
October 2011	4.2160	4.1850	4.2030	4.2160
November 2011	4.2610	4.2210	4.0959	4.2610
December 12, 2011	4.2660	4.2580	4.2607	4.2610
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

 Risks Related to Argentina

Argentina’s growth may not be sustainable.

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

In 2010, the Argentine GDP tended to return to its pre-crisis levels, increasing by 9.2%, according to data published by the National Institute of Statistics (Instituto Nacional de Estadísticas y Censos or INDEC). For the six months ended June 30, 2011, GDP increased 9.91% relative to the same period the prior year, according to data published by INDEC. As of June 30, 2011, the Monthly Economic Activity Estimator (Estimador Mensual de Actividad Económica or “EMAE”) increased 8.2%, relative to the same period the prior year, according to data published by INDEC.

Moreover, the country’s relative stability since 2002 has been affected by increased political tension and government intervention in the economy. Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

The devaluation of the Peso in January 2002 created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilized in 2003. However, inflationary pressures have since reemerged, with consumer prices increasing by 12.3% in fiscal year 2005. In fiscal years 2007, 2008, 2009, 2010 and 2011, inflation according to INDEC was 7.7%, 7.2%, 8.5%, 11.0% and 9.7%, respectively, in part due to actions implemented by the Argentine government to control inflation, including limitations on exports and price arrangements agreed upon with private companies. The uncertainty surrounding future inflation may impact the country’s growth.

In the past, inflation has undermined the Argentine economy and the government’s ability to create conditions conducive to growth. A return to a high inflation environment would adversely affect the availability of long-term credit and the real estate market and may also affect Argentina’s foreign competitiveness by diluting the effects of the Peso devaluation and adversely impacting the level of economic activity and employment.

If inflation remains high or continues to rise, Argentina’s economy may be adversely impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the Argentine government’s policy aimed at curbing the increase of inflation and reducing payments on inflation-linked bonds outstanding. At the time that INDEC adopted this change in methodology, the Argentine government also replaced several key officers at INDEC, prompting complaints of governmental interference from the technical staff at INDEC. In addition, the International Monetary Fund, or IMF, has requested that the government clarify its inflation rates. In June 2008, INDEC published a new consumer price index that eliminated nearly half of the items included in previous surveys and introduced adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations. INDEC has indicated that it based its evaluation of spending habits on a national household consumption survey from 2004 to 2005 in addition to other sources the new index, however, has been criticized by economists and investors after an initial report found prices rising well below expectations. These events have adversely affected the credibility of the consumer price index published by INDEC, as well as other indexes published by INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product.

In December 2010, the Argentine government agreed to meet with an official IMF team that had arrived in Argentina to assist INDEC develop a new national price index. In April 2011, the IMF team completed the second technical mission to assist on the design and methodology of a new national price index.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth

In 2001, the Argentine government defaulted on its sovereign debt which totaled more than US$144 billion. In 2005, the Argentine government launched a debt restructuring exchange offer that achieved an acceptance rate of approximately 76%. Approximately US$20 billion of the then outstanding debt rejected the exchange offer. More recently, through Executive Branch Decree No. 563/10, the Argentine government launched a second debt exchange offer to restructure the outstanding debt that had been rejected in the first exchange offer in 2005. This second exchange offer concluded with an acceptance level of approximately 70%, bringing the total acceptance level of the two exchange offers to approximately 90%. However, approximately, US$4.5 billion of outstanding Argentine sovereign debt remains in default, and the government of Argentina still has to negotiate with the Paris Club to restructure such debt.

The fact that Argentina continues to have outstanding sovereign debt in default has limited Argentina’s access to the international markets which, in the future, could directly affect our own ability to access the capital markets to finance our growth and operations, thereby adversely affecting our results from operations and business activities.

Argentina is subject to lawsuits filed by bondholders and foreign shareholders in Argentine companies that could limit the government’s use of resources and adversely affect its ability to implement reforms and promote Argentina’s economic growth.

Certain holders of un-restructured Argentine sovereign debt in the United States, Italy and Germany have filed legal actions against Argentina, including claims in the International Center for the Settlement of Investment Disputes (“ICSID”) and other international courts, alleging that certain measures adopted by the Argentine government during the financial crises in 2001 and 2002 violated the equal and just treatment norms stipulated in various bilateral treaties signed by Argentina. As of today, the ICSID has ruled against the Argentine government in various of these legal claims. Numerous legal claims by creditors against the Argentine government are currently pending, and other creditors may decide to file additional claims against Argentina in the future.

Litigation initiated by holdout creditors as well as ICSID claims has resulted in material judgments against Argentina and may result in new material judgments ordering the attachment of or injunctions relating to, government assets that may have been intended for other uses. As a result, the Argentine government may not have the financial resources necessary to implement reforms and promote economic growth which could have a material adverse effect on the country’s economy, and consequently, our financial condition and results of operations.

Significant devaluation of the Peso against the U.S. Dollar may adversely affect the Argentine economy as well as our financial performance.

Despite the positive effects of the real depreciation of the Peso in 2002 on the competitiveness of certain sectors of the Argentine economy, it has also had a far-reaching negative consequences on the Argentine economy and on businesses and individuals’ financial condition. The devaluation of the Peso had a negative impact on the ability of Argentine businesses to pay their foreign currency-denominated debt, which initially led to very high inflation, significantly reduced real wages, a negative impact on businesses whose success depended on domestic market demand such as utilities and the financial industry, and adversely affected the government’s ability to pay its foreign debt obligations.

If the Peso devalues significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, and could cause adverse consequences to our business. Moreover, it would likely result in a decline in the value of our common shares and the ADSs as measured in U.S. Dollars.

Significant appreciation of the Peso against the U.S. Dollar may adversely affect the Argentine economy.

A substantial increase in the value of the Peso against the U.S. Dollar also presents risks for the Argentine economy. The appreciation of the Peso against the U.S. Dollar negatively impacts the financial condition of entities which foreign currency-denominated assets exceed their foreign currency-denominated liabilities, such as us. In addition, in the short term, a significant real appreciation of the Peso would adversely affect exports. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its heavy reliance on export taxes. A substantial appreciation of the Peso against the U.S. Dollar could have an adverse effect on the Argentine economy and our business.

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

Under Law No. 26,425, which was published in the Official Gazette in December 2008, the Argentine government transferred approximately Ps.94.4 billion (US$29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (pension fund management companies, or “AFJPs”) to the social security agency (“ANSES”) managed by the National State.

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

AFJPs were the largest participants in the country’s local capital markets, leading the group of institutional investors. With the nationalization of their assets, the dynamics of the local capital markets changed due to a decrease in their number, becoming a concentrated group. In addition, the government became a significant shareholder in many of the country’s publicly-held companies. Pursuant to current regulations, ANSES may exercise the voting rights corresponding to its respective shares, which could eventually result in uncertain consequences.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. On June 2005, the government issued decree No. 616/2005, that established additional controls on capital inflow, including the requirement that, subject to limited exemptions, 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. On October 2011, new exchange controls measures that restrict foreign exchange inflows and outflows of capital have been implemented, among them it was established as a requirement for the repatriation of the direct investment of the non-resident (purchase of shares of local companies and real estate), the demonstration of the income of the currency and its settlement in the single free exchange market “Mercado Único y Libre de Cambios”. This measure increases the cost of obtaining foreign funds and limits access to such financing.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso, as other reasons. These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is constrained.

Property values in Argentina can significantly be reduced.

Property values are influenced by multiple factors that are not in our control. We cannot assure you that property values will continue to increase or that they will not be reduced. Many of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina would materially affect our business.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning in February 2002, the payment of dividends, irrespective of the amount, outside Argentina require prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859 which is still in force and pursuant to which there are no limitations on companies´ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. However similar restrictions may be enacted by the Argentine government or the Central Bank again and, if this were to occur, it could have an adverse effect on the value of our common shares and the GDSs. Moreover, in such event, restrictions on the transfers of funds abroad may impede your ability to receive dividend payments as a holder of GDSs.

The stability of the Argentine banking system is uncertain.

During 2001 and the first half of 2002, a significant amount of deposits were withdrawn from Argentine financial institutions. This massive withdrawal of deposits was largely due to the loss of confidence of depositors in the Argentine government’s ability to repay its debts, including its debts within the financial system, and to maintain Peso- U.S. Dollar parity in the context of its solvency crisis.

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

In the event of a future shock, such as the failure of one or more banks or a crisis in depositor confidence, the Argentine government could impose further exchange controls or transfer restrictions and take other measures that could lead to renewed political and social tensions and undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth which could adversely affect our business.

The Argentine economy could be adversely affected by economic developments in other global markets.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries, including Argentina and the availability of funds for issuers in such countries. Lower capital inflows and declining prices of securities may adversely affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999.

In addition, Argentina is also affected by the economic conditions of major trade partners, such as Brazil and/or other countries that have influence over world economic cycles, such as the United States. If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these developing countries, which are also Argentina’s trade partners, fall into a recession the Argentine economy would be affected by a decrease in exports. All of these factors would have a negative impact on our business, operations and financial condition.

Since 2008, crisis “sub-prime” in the United States and the recent economic recession and fiscal deficit experienced in certain European countries have caused an economic slowdown in the world’s principal economies. Recently, the possibility of a Greek or some Eurozone countries default has increased market volatility and it can complicate financing acces a decline in global economic activity.

The global economic crisis and the consequent instability of the international financial system have had and may continue to have a negative effect on Argentina’s economic growth. Moreover, political instability and economic crisis, such as the recent turmoil in Africa and the Middle East, as well as natural disasters, such as the recent earthquake and tsunami in Japan, the economic and social crisis in Europe and the U.S., may cause instability in the local markets. Argentina may be adversely affected by such events as a result of the lack of international credit, a reduction in demand for Argentine exports, a significant reduction of direct foreign investment and higher inflation rates throughout the world. The occurrence of any or all such events, as well as any event affecting Argentina’s main regional partners (including the Mercosur member countries) may have a significant adverse effect on the Argentine economy and, consequently, on our operations, businesses and results.

If prices for Argentina’s main commodity exports decline, such decline could have an adverse effect on Argentina’s economic growth and on our business.

                Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. Argentina’s recovery from the financial crisis in 2001 and 2002 depended to a significant extent on the rise in commodity prices, particularly prices of its main commodity exports, such as soybeans. High commodity prices have contributed significantly to government revenues from export taxes. If commodity prices continue to decline, the growth of the Argentine economy could be affected. Such occurrence could have a negative impact on the levels of government revenues, the government’s ability to service its debt and on our business.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of a prolonged recession, and the forced conversion into Pesos and subsequent freeze of gas and electricity tariffs in Argentina, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase.

The federal government has been taking a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production and transportation capacity and energy generation and transportation capacity over the medium-and long-term fails to materialize on a timely basis, economic activity in Argentina could be limited, which could have a significant adverse effect on our business.

As a first step of these measures, subsidies on energy tariffs are being withdrawn to industries and high income consumers. As a result, our operating costs may increase.

Risks Related to our Business

Our performance is subject to risks associated with our properties and with the real estate industry.

Our economic performance and the value of our real estate assets, and consequently the value of the securities issued by us, are subject to the risk that if our properties do not generate sufficient revenues to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay our debt obligations will be adversely affected. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

•          downturns in the national, regional and local economic climate;

•          volatility and decline in discretionary spending;

•          competition from other shopping centers;

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

•          impossibility to obtain, delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

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

We had, and expect to continue to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2011, our consolidated financial debt was Ps.2,441 million (including short-term and long-term debt, accrued interest and deferred financing costs).

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

Adverse incidents that occur in our shopping centers may result in damage to our image and a decrease in the number of our customers.

Given that shopping centers are open to the public, with ample circulation of people, accidents, theft, robbery and other incidents may occur in our facilities, regardless of the preventative measures we adopt. In the event such an incident or series of incidents occurs, shopping center customers and visitors may choose to visit other shopping venues that they believe are safer and less violent, which may cause a reduction in the sales volume and operating income of our shopping centers.

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

As a result of the outbreak of Influenza A H1N1 during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Further, several governments enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. Additionally, the outbreak of Influenza A H1N1 contributed significantly to a decrease in the number of tourists visiting Argentina in 2009. Although there was not an outbreak of AH1N1 influenza in the winter of 2010 and 2011, we cannot assure you that a new outbreak or health hazard will not occur in the future, or that such an outbreak or hazard would not significantly negatively affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses.

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

•          changes in tourism and travel patterns, including seasonal changes and chanes due to pandemic outbreaks, such as the AH1N1 virus or weather phenomenom or other natural events, such as the eruption of the Puyehué  volcano in June 2011;

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

Our principal properties are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of our revenues are derived from such properties. For our fiscal years ended June 30, 2010 and 2011, approximately 88% and 85% of our consolidated revenues were derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although we own properties and may acquire or develop additional properties outside Buenos Aires, we expect to continue to depend to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations.

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

Recently, we acquired a property in Partido de la Costa, Department of Canelones, Uruguay, near Montevideo, where it plans to develop a real estate housing units and commercial premises.

We face risks associated with our expansion in the United States.

On July 2, 2008, we acquired a 30% interest in Metropolitan, a limited liability company organized under the laws of Delaware, United States of America. During fiscal year 2011, as a result of certain negotiations, an agreement was reached to restructure Metropolitan’s debt, following such closing, we indirectly hold 49% of New Lipstick LLC, a holding company that is owner of Metropolitan. Metropolitan’s main asset is the Lipstick Building, a 34-story building located on Third Avenue between 53rd and 54th streets in Manhattan, New York City. Metropolitan has incurred mortgage debt in connection with the Lipstick Building. For more information about Metropolitan, please see “Operating and Financial Review and Prospects.”

Since August 2009 we acquired and subsequently sold part of our equity interests in Hersha Hospitality Trust, therefore, on June 30, 2011 our share is 9.2%.  The main assets are hotels, most of them are located on the east coast of the United States. At June 30, 2011, Hersha was the holder of an indirect controlling interest in 78 hotels. For more information on Hersha, see "Business-International"

In December 2010, we, through Rigby 183 LLC, in which we indirectly holds a 49% equity interest through IMadison LLC, jointly with other partners, acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York.

If the conditions of our Supertel Hospitality Inc. tender offer made in November 2011 are met, we will have an important equity ownership in this REIT, which main assets are 101 hotels across 23 states of the US. For more information about liquidity please see  “Recent Developments”.

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

The time for producing evidence in relation to these legal proceeding has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps.54.4 million as of June 30, 2011, would be lost. As of June 30, 2011, we had not established any reserve in respect of this contingency.

Property ownership through joint ventures or minority participation may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, in our Shopping Center segment, as of June 30, 2011, we owned approximately 94.9% of Alto Palermo. Through our subsidiary Alto Palermo S.A. (“Alto Palermo” or “APSA”), we own 80% of Panamerican Mall S.A., while another 20% is owned by Centro Comercial Panamericano S.A. In our Development and Sale of Properties segment, we have ownership of 50% in Puerto Retiro. In addition we have a 100% stake in Solares de Santa María S.A. In our Hotel segment, we own 50% of the Llao Llao Hotel, while the other 50% is owned by the Sutton Group. We own 80% of the Hotel Libertador, Hoteles Sheraton de Argentina S.A. owns 20%. We own 76.34% of Hotel Intercontinental. In the Financial Operations and others segment, we own approximately 29.77% of Banco Hipotecario, while the Argentine government has a controlling interest in it. Finally, we own a 49% interest in Metropolitan, 49% in a building located at Madison Avenue in New York and 9.2% in Hersha.

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

Dividend restrictions in our subsidiaries’ debt agreements may adversely affect it.

We have subsidiaries and an important source of funds for are cash dividends and other permitted payments from its subsidiaries. The debt agreements of our subsidiaries contain covenants restricting their ability to pay dividends or make other distributions. If our subsidiaries are unable to make payments to us, or are able to pay only limited amounts, we may be unable to make payments on its indebtedness.

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

Our largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through Cresud S.A.C.I.F.y A. (“Cresud”). As of June 30, 2011, such beneficial ownership consisted of: (i) 292,811,013 shares held by Cresud, (ii) 41,080,112 shares held by Agrology, S.A. (“Agrology”), (iii) 628,070 shares held by Consultores Assets Management S.A., and (iv) 765,100 shares held directly by Mr. Elsztain.

Conflicts of interest between our management, Cresud S.A.C.I.F. y A. and our affiliates may arise in the performance of our business activities. As of June 30, 2011, Mr. Elsztain also beneficially owned (i) approximately 37.0% of Cresud’s common shares and (ii) approximately 94.9% of the common shares of our subsidiary Alto Palermo. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Due to the currency mismatches between our assets and liabilities, we have significant currency exposure.

As of June 30, 2011, the majority of our liabilities, such as our 8.5% and 11.5% notes due 2017 and 2020 respectively, Alto Palermo’s Series I Notes and Alto Palermo’s convertible notes are denominated in U.S. Dollars, while a significant portion of our revenues and assets as of June 30, 2011, are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the Dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

The shift of consumers to purchasing goods over the Internet may negatively affect sales in our shopping centers.

During the last years, retail sales by means of the Internet have grown significantly in Argentina, even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. If e-commerce and retail sales through the Internet continue to grow, consumers’ reliance on traditional distribution channels such as our shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects

Risks Related to our Investment in Banco Hipotecario

Our investment in Banco Hipotecario is subject to risks affecting Argentina’s financial system.

As of June 30, 2011, we owned approximately 29.77% of the outstanding capital stock of Banco Hipotecario (without considering treasury shares) which represented 14.8% of our consolidated assets as of such date. Substantially all of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002 and 2003 and the Argentine government’s actions to address it have had and may continue to have a material adverse effect on Banco Hipotecario’s business, financial condition and results of operations.

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

In accordance with Emergency Decree No. 214/02 and its implementing regulations, pesified assets and liabilities were adjusted for inflation as of February 3, 2002 by application of the Coeficiente de Estabilización de Referencia (“CER”) a consumer price inflation coefficient. On May 6, 2002, the Executive Branch issued a decree providing that mortgages originally denominated in U.S. Dollars and converted into Pesos pursuant to Decree No. 214/2002 and mortgages on property constituting a borrower’s sole family residence may be adjusted for inflation only pursuant to a coefficient based on salary variation, the CVS, which during 2002 was significantly less than inflation as measured by the wholesale price index, or WPI. As a result, only 10% of Banco Hipotecario’s mortgage loans are adjusted for inflation in accordance with the CER, 30% are adjusted in accordance with the CVS and 60% remain entirely unindexed. Additionally, pursuant to Law No. 25,796, Section 1, repealed effective April 1, 2004, the CVS as an indexation mechanism applied to the relevant portion of Banco Hipotecario’s mortgages loans. During 2005, the CER increased to 11.75% and the WPI 10.7%, while in 2006 the CER and WPI increased 10.3% and 7.1%, respectively. In 2008, 2009 and 2010, CER increased 8%, 7% and 11%, respectively, and WPI increased 10%, 1.2% and 14.6% respectively. As of June 30, 2011, CER increased 4.8% and the WPI increased 6.3%.

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

On November 29, 2006, Law No. 26,177 created the Unidad de Reestructuración, a government agency responsible for the revision of each of the mortgage loans granted by the state-owned Banco Hipotecario Nacional, the predecessor of Banco Hipotecario, before the enactment of the Convertibility Law in 1991. The Unidad de Reestructuración was authorized to make non-binding recommendations to facilitate the restructuring of such mortgage loans. The Unidad de Reestructuración submitted a proposal to the National Congress recommending forgiveness or other write-off of such loans, extensions of their scheduled maturities or other subsidies that were capable of adversely affecting Banco Hipotecario’s ability to foreclose on such mortgage loans. On November 21, 2007, the National Congress enacted Law No. 26,313, establishing a procedure for the restructuring of certain mortgage loans made by its predecessor, the former Banco Hipotecario Nacional. Law No. 26,313 restructures the affected loans by recalculating and reducing their unpaid balance (which had been previously restructured pursuant to a prior law). In December 2008, the applicability of Law No. 26,313 was limited to certain of Banco Hipotecario’s mortgage loans made prior to April 1, 1991 to finance the construction of residential complexes which as of December 31, 2008, had been delinquent since November 2007 or earlier. As a result of the recalculation of loans, Banco Hipotecario has forgiven its right to enforce 8,317 mortgage loans representing approximately Ps.235.8 million in the aggregate. As of September 30, 2010, Banco Hipotecario had constituted loan allowances in connection with the results of this recalculation.

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

As a result of Banco Hipotecario’s strategy to diversify its banking operations and develop retail and other non-mortgage banking activities, in recent years its portfolio of non-mortgage loans has grown rapidly. During the period between June 30, 2010 and June 30, 2011, Banco Hipotecario’s portfolio of non-mortgage loans increased 62.0% from Ps.908.4 million to Ps.712.0 million. A substantial portion of its portfolio of non-mortgage loans consists of loans to low- and middle-income individuals and, to a lesser extent, middle-market companies. These individuals and companies are likely to be more seriously affected by adverse developments in the Argentine economy than high income individuals and large corporations. Consequently, in the future Banco Hipotecario may experience higher levels of past due non-mortgage loans that would likely result in increased provisions for loan losses. In addition, large-scale lending to low- and middle-income individuals and middle-market companies is a new business activity for Banco Hipotecario, and as a result its experience and loan-loss data for such loans are necessarily limited. Therefore, we cannot assure you that the levels of past due non-mortgage loans and resulting charge-offs will not increase materially in the future.

Given the current valuation criteria of the Central Bank for the recording of government securities on Banco Hipotecario’s balance sheets, its most recent financial statements may not be indicative of its current financial condition.

Banco Hipotecario prepares its financial statements in accordance with Central Bank GAAP which differ in certain material respects from Argentine GAAP. As of June 30, 2011 there are included securities that were not valued according to Argentine GAAP equivalent to Ps. 85.5 million. The impact of valuing these securities in accordance with Argentine GAAP results in a decrease in net assets of Ps. 7.3 million at June 30, 2010.

Due to interest rate and currency mismatches of its assets and liabilities, Banco Hipotecario has significant currency exposure.

As of June 30, 2011, Banco Hipotecario’s foreign currency-denominated liabilities exceeded its foreign-currency-denominated assets by approximately US$ 157.1 million. This currency gap exposes Banco Hipotecario to risk of exchange rate volatility which would negatively affect Banco Hipotecario’s financial results if the U.S. Dollar were to depreciate against the Peso and/or the Euro. We cannot assure you that the U.S. Dollar will not appreciate against the Peso, or that we will not be adversely affected by Banco Hipotecario’s exposure to risks of exchange rate fluctuations.

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

Similarly, the Comisión Nacional de Valores, which authorizes Banco Hipotecario’s offerings of securities and regulates the public markets in Argentina, has the authority to impose sanctions on Banco Hipotecario and its board of directors for breaches of corporate governance requirements. Under applicable law, the Comisión Nacional de Valores has the authority to impose penalties that range from minor regulatory enforcement sanctions to significant monetary fines, to disqualification of directors from performing board functions for a period of time, and (in the most serious cases) prohibiting issuers from making public offerings, if they were to determine that there was wrongdoing or material violation of law. Although Banco Hipotecario is not currently party to any proceeding before the Comisión Nacional de Valores, we cannot assure you that the Comisión Nacional de Valores will not initiate new proceedings against Banco Hipotecario, its shareholders´ or directors or impose further sanctions.

Commencing in early 2002, laws and decrees have been implemented that have substantially altered the prevailing legal regime and obligations established in contract. In the recent past, various initiatives have been presented to Congress intended to reduce or eliminate the debt owed to Banco Hipotecario on a portion of its mortgage loan portfolio and there were initiatives intended to review the terms pursuant to which Banco Hipotecario Nacional was privatized. As a result, we cannot assure you that the legislative branch will not enact new laws that will have a significant adverse impact on Banco Hipotecario’s shareholders’ equity or that, if this were to occur, the Argentine government would compensate us for the resulting loss. Please see “Exchange Rates and Exchange Controls”.

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

The GDSs are freely transferable under US securities laws, including shares sold to our affiliates. Cresud, which as of September 30, 2011, owned approximately 63.2 % of our common shares (or approximately 365,815,965 common shares which may be exchanged for an aggregate of 36,581,596 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and the GDS.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States

There may be less publicly available information about the issuers of securities listed on the  Buenos Aires Stock Exchange (the “Bolsa de Comercio de Buenos Aires”) than publicly available information about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with regulations of the CNV and Argentine GAAP except for financial institutions and insurance companies which must comply with the accounting standards issued by BCRA and the National Insurance Superintendance, respectively, which differ in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

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

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2011, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation – United States Taxation”) of our common shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or GDSs at a gain, as well as additional reporting requirements. Please see “Taxation – United States Taxation – Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

A. History and Development of the Company

General Information

Our legal and commercial name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943 under Argentine law as a stock corporation (sociedad anónima), and we were registered with the Public Registry of Commerce of the City of Buenos Aires ( Inspección General de Justicia or “IGJ”) on June 23, 1943 under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and Global Depositary Shares representing our shares are listed on the New York Stock Exchange. Our principal executive offices are located at Bolívar 108 1st floor, Buenos Aires (C1066AAD), Argentina. Our headquarters are located at Moreno 877, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54 (11) 4323-7400, and our website is www.irsa.com.ar. Information contained in or accessible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites. Our Depositary Agent for the Global Depositary Shares in the United States is The Bank of New York whose address is P.O. Box 358516 Pittsburgh, PA 15252-8516, and whose telephones are + 1-888-BNY-ADR for U. S. calls and + 1 - 201-680-6825 for calls outside U.S.

History

We have been actively engaged in a range of diversified real estate activities in Argentina since 1991. After our global public offering in 1994, we launched our real estate activities in the office rental market by acquiring three office towers located in prime office zones of Buenos Aires: Libertador 498, Maipú 1300 and Madero 1020.

Since 1996, through our subsidiary Alto Palermo, we have expanded our real estate activities in the shopping center segment by through the acquisition of controlling interests in eleven shopping centers: Paseo Alcorta, Alto Palermo Shopping, Buenos Aires Design, Alto Avellaneda, Alto Noa, Abasto Shopping, Patio Bullrich, Mendoza Plaza Shopping, Alto Rosario, Córdoba Shopping Villa Cabrera and Dot Baires. During the same period, we have also expanded our operations into the residential real estate market through the development and construction of multi-tower apartment complexes in the City of Buenos Aires and through the development of private residential communities in the greater Buenos Aires metropolitan area.

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel near Bariloche and the InterContinental Hotel in the City of Buenos Aires. In 1998, we also acquired the Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest to an affiliate of Sheraton Hotels.

In 1999, we acquired 2.9% of Banco Hipotecario for Ps.30.2 million in connection with its privatization. Over the years, we have gradually increased our ownership interest in Banco Hipotecario. During fiscal year 2002, we increased our equity interest to 5.7% and during 2003 and 2004, we increased our investment to 11.8%. Since 2008, we have acquired additional shares increasing our equity interest to 29.77% as of the date of this annual report.

In 2005 we increased our ownership interest in Mendoza Plaza Shopping S.A. from 68.8% to 85.4% through our subsidiary Alto Palermo. We also opened Alto Rosario Shopping. Attractive prospects in our Offices business led us to make an important investment in this segment by acquiring Bouchard 710 building in fiscal year 2005, covering 15,014 square meters of rentable premium space.

In December 2006, we started the operation of Córdoba Shopping, a shopping center located in the neighborhood of Villa Cabrera in the city of Cordoba. Cordoba Shopping has a total area of 35,000 square meters with 106 stores, 12 cinema screens and a parking lot for 1,500 vehicles. In addition, in 2007 we started the construction of one of our most important projects; a shopping mall and office building in the neighborhood of Saavedra, City of Buenos Aires, at the intersection of the Panamericana Highway and General Paz Avenue. The shopping mall, named Dot Baires Shopping, opened in May 2009 and includes 153 retail stores, a hypermarket, a cinema complex and parking spaces for 2,200 vehicles.

During 2007, we consummated several significant acquisitions in the shopping center and office building segments. In 2007 we purchased Edificio Bouchard Plaza, also known as Edificio La Nación, a 23-floor AAA office building with a total leasable area of 33,324 square meters, located in downtown Buenos Aires. We subsequently sold 9,946 square meters ending up with a total leasable area of 23,378 square meters. In 2007 we also purchased Edificio Dock del Plata which has a gross leasable area of 7,921 square meters located in the exclusive area of Puerto Madero, and subsequently we sold 3,937 square meters, retaining 3,985 square meters as of December 31, 2009. With these new purchases, we increased our premium office leasable area by 70%. We also launched the development of an office building at Dock IV of Puerto Madero, representing an additional leasable area of approximately 11,000 square meters, which was opened in May 2009.

In 2007, we acquired a 50% interest in an office building with 31,670 square meters of gross leasable area, known as the BankBoston Tower, for total consideration of US$54 million including all existing leases. This modern property is located at 265 Carlos María Della Paolera in the City of Buenos Aires and was designed by the recognized architect Cesar Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur).

In December 2007, Alto Palermo entered into an agreement with INC S.A, an unrelated party, for the acquisition of the Soleil Factory shopping center business, for US$20.7 million, of which US$8.1 million has been paid. The balance of US$12.6 million is payable on the seventh anniversary of the closing. The acquisition of the Soleil Factory shopping center business includes a parcel of land on which the shopping center and another business are located. INC S.A. has agreed to subdivide the parcel into two separate parcels so the shopping center and other business are on separate parcels. Once this has been done, INC S.A. has agreed to transfer the parcel on which the shopping center is located to Alto Palermo. Upon this transfer, the US$12.6 million balance of the purchase price will begin to accrue interest at 5% per year payable annually. Alto Palermo has also made an offer to acquire from INC S.A. a parcel of land in the city of San Miguel de Tucumán, Province of Tucumán, and to construct and operate a shopping center on such parcel. Alto Palermo’s offer has been accepted by INC S.A., but the closing of this transaction is subject to completion of the Soleil Factory transaction.

In March 2008 we launched a residential project through a partnership with Cyrela Brazil Realty to develop a new homebuilding concept in Argentina accompanied by an innovative sales and financing policy. The partnership’s first project is in the Vicente López neighborhood, Province of Buenos Aires and as of December 31, 2009 preliminary sales agreements for 99% of the units to be marketed had been entered into.

In April 2008, we acquired a building known as “República Building”, in the City of Buenos Aires. This property, designed by the architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a premium office building in downtown Buenos Aires and adds approximately 19,533 gross leasable square meters to our portfolio. We paid US$70.2 million for this property, partially financed by a US$33.6 million mortgage loan with an annual fixed rate of 12%, to be paid in five annual installments commencing in April 2009. In June 2008, Alto Palermo acquired a plot of land situated at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires close to our shopping center known as “Shopping Alto Palermo”. The transaction was executed for a total price of US$17.8 million.

In July 2008, we acquired for US$22.6 million a 30% equity interest in Metropolitan, a Delaware limited liability company, United States of America. Metropolitan’s principal asset is a 34-story office building known as the Lipstick Building located in New York City at Third Avenue between 53rd and 54th Streets. Metropolitan has incurred mortgage debt in connection with the Lipstick Building. This office building has approximately 59,000 square meters of gross leasable area. At the same time, we acquired the right to sell back 50% of the interest acquired until the third anniversary of this investment at a price equal to 50% of the price we paid for the total investment plus interest at 4.5% per annum, and a right of first offer with respect to 60% of the 5% interest currently held by one of the shareholders of Metropolitan. During fiscal year 2011, as a result of certain  negotiations carried out successfully, an agreement was reached to restructure the debt of the Metropolitan. This restructuring was completed on December 30, 2010, the date on which a payment was made for US$ 15.0 million as payment for the new restructured mortgage debt, reducing it from US$ 130.0 million to US$ 115.0 million. As a result of the closure, we have an indirect 49% of New Lipstick LLC, a holding company owner of Metropolitan, and as part of such agreements canceled the put option for 50% of the equity initially purchased.

In 2009, due to the deterioration of Tarshop’s financial condition and results of operations as a result of adverse economic conditions, Alto Palermo participated in capital increases for Tarshop and invested Ps.165.0 million, to provide liquidity and additional capital, thereby increasing its equity intrest in Tarshop from 80% to 98.6%. In December 2009, we entered into an agreement to sell shares representing 80% of Tarshop’s capital stock to our affiliate Banco Hipotecario for US$26.8 million. Our proposed sale of Tarshop remains subject to the approval of the Central Bank of Argentina.

In December 2010, through Rigby LLC, in which we participate indirectly through our 49% stake in IMadison LLC, together with other partners, we purchased a building at 183 Madison Avenue, Midtown South in Manhattan, NY.

In March 2011 we bought the Nobleza Piccardo (British American Tobacco company) deposit building through a subsidiary in which we have 50% stake. This property is located in the city of San Martin, Buenos Aires Province, and in its size and location is an excellent venue for the future development of different segments. The total plot area is 160,000 square meters and floor area of 81,786 square meters. Under the agreement signed, Nobleza Piccardo rents the property during the first year, releasing it partially until the third year, at which time it releases the entire building. During the first year, rent surface is 80,026 square meters between warehouses and offices, during the second year, the leasable area drops to 27,614 meters. We are working on the design of a Master Plan to apply to the authorities of San Martín that allow us to develop a mixed-use project.

Capital Expenditures

Fiscal Year 2011. During the fiscal year ended June 30, 2011, we invested Ps. 967.1 million of which (i) Ps.899.8 million are related to acquisitions and improvements of fixed assets, mainly due to (a) Ps. 713.1 million related to the APSA shares purchase, (b) the acquisition of Soleil Factory for Ps. 41.7 million, (c) the acquisition of San Martín property for Ps. 70.2 million, (d) properties to receive (parking lots) related to Beruti barter agreement for Ps. 9.3 million, (e) Ps. 7.7 million in the construction of Dot Baires Shopping and its office building, (f) improvements in our shopping centers for Ps. 9.5 million, (g) improvements in our hotels Sheraton, Llao Llao and Intercontinental for Ps. 4.6 million, Ps. 1.7 million and Ps.2.2 million, respectively, and (ii) Ps. 67.3 million in the acquisition of plots of land, of which Ps. 29.6 million are related to the acquisition on the 50% equity interest in Liveck S.A. (Zetol and Vista al Muelle), Ps. 18.1 million are related to the acquisition of Unicity S.A. (additional 10% stake in Santa Maria del Plata), Ps. 12.9 million are related to the APSA stake purchase, and Ps. 6.7 million are related to Soleil Factory acquisition and its construction permits.

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

Fiscal Year 2009. During the fiscal year ended June 30, 2009 we invested Ps.323.1 million, of which (i) Ps.313.3 million were related to acquisitions and improvements in fixed assets, mainly in the construction of Dot Baires shopping ( Ps.276.6 million) and the construction of Dique IV, and (ii) Ps.9.8 million were invested in the acquisition of undeveloped parcels of land.

 Recent Developments

New Global Program for the issuance of non-convertible notes.

Our annual ordinary shareholders' meeting approved a new global program for the issuance of non-convertible notes, either secured or unsecured, for a maximum outstanding amount at any time of up to US$ 300 million, all in accordance with the provisions of the Negotiable Obligations Law, and delegated to the Board of Directors broad powers to decide the terms, conditions and implementation of such global program.

IRSA Dividend

By letter dated October 31, 2011, we reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting: To pay a cash dividend of Ps. 211,575,000, and allocate the remaining balance to the “Free Availability Reserve” account, on November 10, 2011, the Board of Directors aproved the payment and the settelmen was on November 21, 2011.

Sale of a plot of land

On October 26, 2011, we reported the sale of a plot of land of approximately 8 hectares, located in Thames St. Nº 1868, (between Alberto Lartigau St. and Ramón Falcón St.), in the city of San Justo, Province of Buenos Aires, Argentina.

The purchase price was US$ 4,7 million, which was paid on October, 25, 2011. The book value of the plot of land as of June 30, 2011 was US$ 0.9 million.

Hotel Esplendor Savoy - City of Rosario

On December 13, 2011, we reported that we have indirectly acquired 49% of the capital stock of Bitania 26 S.A., a corporation which owns the hotel “Esplendor Savoy” in the city of Rosario. The purchase price agreed was Ps. 21.4 million.

Sale of a lot to GENSAR S.A.

   On September 22, 2011, APSA through its subsidiary Shopping Neuquén Sociedad Anónima agreed to assign, sell and transfer to GENSAR S.A. a lot designated as Lot H with all the fixtures, buildings, and improvements bound to the soil. This lot is part of the property facing Doctor Ramon St. and the National Road Nº 7, located in the City of Neuquén, Province of Neuquén, Argentina, Department of Confluencia, First section, with a total area of 14,792 meters and 68 square decimeters. The purchase price was US$ 0.4 million, which was paid in cash.
The property would be transferred on the condition that the buyer utilized it to construct and operate a supermarket at its own cost and expense, in accordance with the terms and conditions agreed upon with Neuquén Municipality.

La Ribera Shopping – Santa Fe

On August 18, 2011, APSA informed that it fullfilled the conditions of the transaction reported by Form 6-K, dated as of June 27, 2011.  By means of which, APSA reported that it had conditionally acquired from Boldt S.A. and Iverama S.L. fifty percent of the shares of Nuevo Puerto Santa Fe S.A., a corporation that leases a building in which was built and operates a shopping center of approximately 8,000 leasable square meters, located at the Santa Fe City’s Port, Santa Fe Province and a sub-licensee as from the date hereof.

The transaction has been approved by the Administrative Entity of Puerto Santa Fe, regarding the modification of the capital stock of Nuevo Puerto Santa Fe S.A., and has not been opposed by Santa Fe Lottery Social Welfare Found “Caja de Previsión Social Lotería Santa Fe”.

Consequently, the Company NPSF is constituted 50% by APSA and the remaining 50% by GRAINCO SA.

Supertel Hospitality Inc.

On  November 16, 2011, we reported that Real Estate Strategies L.P., an investment vehicle managed and indirectly wholly owned by us, had entered into a purchase agreement with Supertel Hospitality Inc. (“Supertel”), subject to Supertel’s shareholders’ approval and our approval to Supertel’s debt restructuring.

Supertel is a Real Estate Investment Trust (“REIT”) and its shares are listed and traded in NASDAQ under the symbol “SPPR”. Supertel began its operations in the late 1970s and in 1994 completed its Initial Public Offering.

Currently Supertel focuses on midscale, economy and extended-stay segments of the hospitality Industry, owning 101 hotels across 23 states of the US. Its properties are operated by various third party management companies and their franchise agreements, including brands such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn Express, Sleep Inn and Super 8.

In case the conditions described above are met, Real Estate Strategies L.P.will invest US$20 million in exchange of two million newly issued preferred shares of Supertel, which will also include an option to purchase, up to an additional one million preferred shares for a price of US$10 per share.

The preferred shares will bear an annual 6.25% preferred dividend; vote with the common stock, subject to certain voting limitations, and subject to ownership limitations, will be convertible into common stock of Supertel at the rate of ten shares for each share of preferred stock for a period of 5 years.

As part of the Agreement, Real Estate Strategies L.P.will also receive warrants to purchase 20 million shares of common stock, which may be increased up to 30 million shares pro rata with Real Estate Strategies L.P.’s exercise of the option for additional preferred shares. Subject to ownership limitations, these warrants are exercisable at any time with an exercise price of US$ 1.20 per share for a period of 5 years (with forced exercise under certain conditions after 3 years).

The transaction is anticipated to close within 90 days, subject to the fulfillment of the aforementioned precedent conditions in connection to the approval of Supertel shareholders’, and to the investor company satisfaction with certain Supertel’s debt restructuring.

Conversion of Alto Palermo’s Convertible Notes

On September 22, 2011, APSA reported that one holder of their convertible notes exercised its conversion rights. Therefore, APSA issued 277,777 common shares, of nominal value pesos 0.1 (V$N 0.1) each, and canceled convertible notes for an amount of US$ 9,000.

As a result of the conversion, APSA capital stock increased from Ps. 125,960,841.1 to Ps. 125,988,618.8 and the amount of APSA outstanding shares increased from 1,259,608,411 to 1,259,886,188. On the other hand, the amount of convertible notes outstanding as a consequence of this conversion decreased to US$ 31,746,502. APSA also reported that the conversions were performed in accordance with the terms and conditions established in the prospectus of issuance of the convertible notes and at the conversion rate of 30.864 shares, nominal value pesos 0.10, per Convertible Note of nominal value US$ 1.

B. Business Overview

Operations and principal activities

We are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

•               the acquisition, development and operation of shopping centers, including consumer finance activities,

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

As of June 30, 2010 and 2011, we had total assets of Ps. 5,633.4 million and Ps. 6,315.3 million, respectively and shareholders’ equity of Ps. 2,403.0 million and Ps. 2,481.8 million, respectively. Our net income for the fiscal years ended June 30, 2009, 2010, and 2011 was Ps. 158.6 million, Ps. 334.5 million and Ps. 282.1 million, respectively. We are the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

We currently own 29.77% ,without considering treasury shares of Banco Hipotecario S.A. (“Banco Hipotecario”), one of the leading financial institutions in Argentina.

Our principal executive offices are located at Bolívar 108, Buenos Aires (C1066AAB), Argentina. Our administrative headquarters are located in the Intercontinental Plaza tower, Moreno 877, Floor 22, City of Buenos Aires (C1091AAQ). Our telephone number is +54 (11) 4323-7400, our fax number is +54 (11) 4323-7480 and our website is www.irsa.com.ar.

 Consolidated Revenues by Business Segment and Geographic Area

	Fiscal years ended June 30, (1)
	2011	2010	2009
	(in thousand of Pesos)

Offices and Other Non-Shopping Center Rental Properties:
City of Buenos Aires	163,949	153,989	147,142
Buenos Aires Province	669	175	607
Subtotal	164,618	154,164	147,749

Shopping Centers and Consumer Financing:
City of Buenos Aires	534,563	638,694	514,353
Buenos Aires Province	91,321	59,833	47,488
Salta Province	19,275	13,701	10,838
Santa Fe Province	42,642	30,821	24,141
Mendoza Province	36,441	27,206	25,478
Córdoba Province	19,113	13,446	11,262
Subtotal	743,355	783,701	633,560

Development and Sale of Properties:
City of Buenos Aires	192,605	214,913	262,646
Buenos Aires Province	114,695	9,461	10,043
Córdoba Province	63	21	29
Santa Fe Province	24,461	-	7,644
Mendoza Province	-	1,172	-
Salta Province	148	-	-
Neuquén Province	9,102	-	-
Subtotal	341,074	225,567	280,362

Hotels:
City of Buenos Aires	122,627	101,088	98,427
Rio Negro Province	70,256	58,806	60,486
Subtotal	192,883	159,894	158,913

Total by Geographic Area:
City of Buenos Aires	1,013,744	1,108,684	1,022,568
Buenos Aires Province	206,685	69,469	58,138
Rio Negro Province	70,256	58,806	60,486
Santa Fe Province	67,103	30,821	31,785
Salta Province	19,423	13,701	10,838
Córdoba Province	19,176	13,467	11,291
Mendoza Province	36,441	28,378	25,478
Neuquén Province	9,102	-	-
Total	1,441,930	1,323,326	1,220,584

(1)       Our Financial Operations and Others segment does not generate revenues, but instead generates gain (loss) on equity investees.

Shopping centers. We are engaged in purchasing, developing and managing shopping centers through our subsidiary Alto Palermo. Alto Palermo operates and owns majority interests in eleven shopping centers in Argentina, seven of which are located in the Buenos Aires metropolitan area and four of which are located in the provinces of Mendoza, Santa Fe, Córdoba and Salta. Recently APSA has started operations, through a concession, of its 13th Shopping Center in the province of Santa Fé. Our shopping center segment had assets of Ps.1.9 billion as of June 30, 2010, and Ps. 2.2 billion as of June 30, 2011, representing 34.3% and 35.4 % of our consolidated assets as of such dates respectively, and generated operating income of Ps.268.0 million and Ps.385.1 million during our 2010 fiscal year and 2011 fiscal yerar, respectively, representing 49.6% and 65.8% of our consolidated operating income for such years.

Consumer financing. We are engaged in the consumer financing business through our subsidiary Tarshop S.A. (“Tarshop”). Tarshop’s credit card operations consist primarily of lending and servicing activities relating to the credit card products it offers to consumers at shopping centers, hypermarkets and street stores.

Our Consumer Financing segment had a low impact in our figures this fiscal year since September 1st, 2010, Tarshop S.A. no longer consolidates its financial statement due to an 80% sale of its shares in our portfolio to Banco Hipotecario on September 1, 2010. However, we still have a 100% equity interest in Metroshop, a small consuming financing company with a residual credit portfolio which will keep diminishing here on.

As of June 30 2010 and 2011 our consumer financing segment had assets equivalent to Ps.327.3 million and Ps. 48.7 million, repectively, representing 5.8% and 0.8% of our consolidated assets as of such date, and had an operating loss of Ps.53.3 million and Ps. 19.0 million during our 2010 and 2011fiscal years which represented 9.9% and 3.2% of our consolidated operating income for such periods.

Development and sale of properties. The acquisition and development of residential apartment complexes and other residential communities for sale is another of our core activities. Our development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. For the development of residential communities, we generally acquire vacant land, develop infrastructure such as roads, utilities and common areas and sell plots of land for construction of residential units. Our Development and Sale of Properties segment had assets of Ps.657.6 million and Ps. 712.5 million as of June 30, 2010 and June 30, 2011 respectively, representing 11.7% and 11.3% of our consolidated assets as of such dates, and had an operating income of Ps.139.5 million and Ps.85.1 million during fiscal years 2010 and 2011, respectively, representing 25.8% and 14.5% of our consolidated operating income for for such years.

Offices and Other Non-Shopping Center Rental Properties.  As of June 30, 2011, we directly and indirectly owned interests in 12 office buildings that in the aggregate represented 150,860 square meters of gross leasable area. Our Office and Other Non-Shopping Center Rental Properties segment had assets of Ps.1.1 as of June 30, 2010 and of Ps. 1.4 billion as of June 30, 2011, representing 19.3% and 22.4% of our consolidated assets as of such dates, and generated operating income of Ps.73.5 million and Ps.84.1 million during fiscal year 2010 and 2011, respectively, representing 13.6% and 14.4% of our consolidated operating income for such years.

Hotels.  We own 50% of the Hotel Llao Llao in Bariloche, 76.34% in the Hotel Intercontinental in Buenos Aires and 80% of the Hotel Sheraton Libertador in Buenos Aires. Our Hotels segment, which consists of our investments in these three hotels, had assets of Ps.248.3 million as of June 30, 2010 and Ps. 239.5 million as of June 30, 2011, representing 4.4% and 3.8% of our consolidated assets as of such dates, and generated operating income of Ps.5.4 million and Ps.12.2 million during fiscal years 2010 and 2011, respectively, representing 1.0% and 2.1% of our consolidated operating income for such years. During fiscal year 2011 we spent US$ 0.98 million in re-styling and improving our hotels.

Banco Hipotecario.  During fiscal year 2011we continued increasing our equity intrest in Banco Hipotecario, as of June 30, 2011, we owned approximately 29.77% of Banco Hipotecario, Argentina’s largest mortgage lender in terms of outstanding mortgage loans. Our investment in Banco Hipotecario is held in the form of Class D shares which are currently entitled to three votes per share, affording us the right to cast 46.46% of the total votes at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2011, our investment in Banco represented 14.5% of our consolidated assets, and such investment generated a gain of Ps.142.1 million, Ps. 151.6 million and Ps. 76.7 million during our fiscal years ended June 30, 2009, 2010 and 2011.

International. In the past, we have made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we sold between 2001 and 2002. Recently we have acquired through a subsidiary, in which we have a 49% equity interest, an office building located in Madison Avenue in the city of New York, Additionally, we own a 49% interest in a United States company which principal asset is the office building known as “Lipstick” in New York city. Furthermore, together with some affiliates, we had acquired and later sold part of our equity interest in Hersha, a real estate investment trust listed on the New York Stock Exchange (NYSE:HT), which has interests in 78 hotels, primarily distributed along the northeast corridor of USA, totalizing about 10.400 rooms as of June 30, 2011. At the end of our fiscal year 2011 we owned 9.2% stake in such company. We intend to continue evaluating real estate investment opportunities outside of Argentina.

Business Strategy

As a leading company in Argentina dedicated to acquiring, developing and managing real estate, we seek to (i) generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, and (iii) increase the productivity of our land reserves and enhance the margins of our Development and sale of properties segment through partnerships with other developers.

Shopping centers. Our main purpose is to maximize our shareholders’ profitability. By using our know-how in the shopping center industry in Argentina as well as our leading position, we seek to generate a sustainable growth of cash flow and to increase the long-term value of our real estate assets.

We attempt to take advantage of the unsatisfied supply in different urban areas of the region, as well as of our customers’ purchase experience. Therefore, we seek to develop new shopping centers in urban areas with attractive prospects of growth, including Buenos Aires’ Metropolitan area, some cities in the provinces of Argentina and possibly, other places abroad. To achieve our goals, the close business relationship we have had for years with more than 1000 retail companies and trademarks composing our selected group of tenants is of utmost importance, as it allows us to offer an adequate mix of tenants for each particular case.

Development and Sale of Properties.We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering “greenspace” for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. After the economic crisis in 2001 and 2002, the scarcity of mortgage financing restricted the growth in middle class home purchases, and as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases.

Office buildings. Since the Argentine economic crisis in 2001 and 2002, there has been limited investment in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for those desirable office spaces. We seek to purchase and develop premium office buildings in strategically-located business districts in the City of Buenos Aires and other strategic locations that we believe offer return and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to consider on a selective basis new opportunities to acquire or construct new rental office buildings.

Hotels. We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and business travel in Argentina. We seek to continue with our strategy to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation.

Banco Hipotecario.We currently seek to keep our investment in Banco Hipotecario, as we believe that Argentina has a low level of mortgages outstanding measured in terms of GDP and as a result, our investment in Banco Hipotecario is interesting in the long term.

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

International. In the past, we have made significant real estate investments outside of Argentina, including investments in Brazil Realty S.A. in Brazil and Fondo de Valores Inmobiliarios in Venezuela which we disposed of in 2002 and 2001, respectively. We have recently acquired through our subsidiary, in which we hold a 49% equity interest, an office building located at Madison Avenue in the City of New York, we also have a 49% interest in a US company, which principal asset is the so-called “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we acquired and then partially sold equity interests in a Real Estate Investment Trust, called Hersha (NYSE: HT), which holds a controlling interest in 78 hotels in the United States, totaling around 10,400 rooms as of June 30, 2011, we currently hold 9.2% of such company’s aggregate capital stock. We seek to continue to evaluate on a selective basis real estate investment opportunities outside Argentina as long as they offer investment and development attractive opportunities.

Shopping Centers

Overview

We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo. As of June 30, 2011, Alto Palermo operated and owned majority interests in twelve shopping centers, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two of which are located in the greater Buenos Aires (Alto Avellaneda and Soleil Factory) metropolitan area and the other four of which are located in the Argentine provinces: Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba.

As of June 30, 2011, we owned 94.9% of Alto Palermo. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related GDSs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2011, we owned US$31.8 million of Alto Palermo’s convertible notes due July 2014. If we, and all the other holders of such convertible Notes were to exercise their options to convert the convertible notes into shares of Alto Palermo’s common stock, our shareholding in Alto Palermo would increase to 97.5% of its fully diluted capital.

As of June 30, 2011, Alto Palermo’s shopping centers comprised a total of 299,326 square meters of gross leaseable area. For fiscal year 2011, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 97.3%.

As a result of our acquisition of several shopping centers, we centralized management of our shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our Alto Palermo subsidiary’s shopping centers as of June 30, 2011:

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy rate (2)	Accumulated Annual Rental Income for the fiscal year (in Ps./000) (4)			Book Value (Ps./000) (5)
					2011	2010	2009
Shopping Centers (6)
Alto Palermo	11/97	18,701	100.0%	100.0%	120,338	98,020	82,450	280,946
Abasto Shopping (7)	07/94	37,731	100.0%	99.8%	118,259	91,304	77,773	327,531
Alto Avellaneda	11/97	36,663	100.0%	96.3%	77,121	59,833	47,488	172,135
Paseo Alcorta	06/97	13,911	100.0%	99.2%	52,027	42,714	39,067	133,979
Patio Bullrich	10/98	11,741	100.0%	100.0%	45,033	37,254	31,537	137,572
Alto Noa Shopping	03/95	19,001	100.0%	100.0%	19,275	13,701	10,838	41,813
Buenos Aires Design	11/97	13,777	53.7%	98.6%	17,329	14,613	12,965	17,659
Alto Rosario Shopping (7)	11/04	28,646	100.0%	95.0%	42,642	30,821	24,141	141,034
Mendoza Plaza Shopping	12/94	40,659	100.0%	95.2%	36,441	27,206	25,478	124,377
Fibesa and Others (8)	-	N/A	100.0%	N/A	35,832	24,928	25,235	-
Neuquén (9)	07/99	N/A	98.1%	N/A	-	-	-	17,063
Dot Baires Shopping (10)	05/09	49,527	80.0%	99.7%	77,169	64,515	8,499	492,799
Córdoba Shopping Villa Cabrera	12/06	15,174	100.0%	98.1%	19,113	13,446	11,262	79,887
Soleil	07/10	14,091	100.0%	87.8%	14,200	-	-	68,715
TOTAL SHOPPING CENTERS		299,622	95.1%	97.6%	674,779	518,355	396,733	2,035,510

Consumer Financing Revenues (11)	-	N/A	20.0%	N/A	68,576	265,346	236,827	-

GENERAL TOTAL (12)		299,622	90.1%	97.3%	743,355	783,701	633,560	2,035,510

Notes:
(1) Total leaseable area in each property. Excludes common areas and parking spaces.-
(2) Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3) APSA’s effective interest in each of its business units. We have a 94.9% interest in APSA.-
(4) Corresponds to total leases, consolidated as per the Technical Resolution 21 method.-

(5) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Does not include works in progress.

(6) Through Alto Palermo S.A.
(7) Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8) Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9) Land for the development of a shopping center.
(10) During May 2009, a shopping center, a hypermarket and a movie theater complex were opened.
(11) APSA’s interest in Tarshop was 100% until 08/31/2010 and as from 09/01/2010 was 20%. APSA’s interest in Metroshop is 100%.
(12) Corresponds to the “shopping center” business unit mentioned in Note 6 to the Consolidated Financial Statements; includes revenues from “Credit Cards” (Tarshop and Metroshop).-

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which APSA had an interest for the periods shown below:

	Accumulated Tenants’ retail sales as of June 30, (Ps. 000) (1)
	2009	2010	2011
Abasto	774,496	926,373	1,227,372
Alto Palermo	745,009	879,728	1,100,349
Alto Avellaneda	696,502	885,195	1,132,631
Paseo Alcorta	374,757	414,652	525,752
Patio Bullrich	274,923	344,789	432,319
Alto Noa	211,353	280,241	381,181
Buenos Aires Design	129,072	140,974	188,475
Mendoza Plaza	436,599	559,359	733,370
Alto Rosario	318,444	419,143	610,932
Córdoba Shopping- Villa Cabrera	133,527	164,257	244,189
Dot Baires Shopping	99,478	763,528	985,672
Soleil	-	-	204,077
Total(2)	4,194,160	5,778,239	7,766,319

(1)   Retail sales based upon information provided to us by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.

(2)   Excludes sales from the booths and spaces used for special exhibitions.

Expiration of Lease Agreements

The following table shows a schedule of lease expirations for our shopping center properties in place as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expirations as of June 30,	Number of Leases Expiring(1)	Surface area subject to Expiring Leases	Percentage of Total Surface Area subject to Expiration	Annual Base Rent under Expiring Leases (3)	Percentage of Total Base Rent Under Expiring Leases
		(m2)	(%)	(in thousands of Ps.)	(%)
2012	616	102,627	34%	120,894	38%
2013	396	52,174	17%	80,446	25%
2014	316	46,362	15%	72,723	23%
2015 and subsequent years	107	98,459	33%	46,313	14%
Total (2)	1,435	299,622	100%	320,376	100%

(1)     Includes vacant stores as of June 30, 2011. A lease agreement may be linked to one or more premises.

(2)     Includes the basic rental income amount. Does not give effect to our ownership interest in each property.

(3)     Even though the leases are voidable by law, APSA considers them to be non voidable for these purposes. See note 24.1.4.2 to our consolidated financial statements.

Occupancy Rate

The following table shows the occupancy rate of each shopping center during fiscal years ended June 30, 2009, 2010 and 2011:

	As of June 30,
	2009	2010	2011
Abasto	99.8	99.6	99.8
Alto Palermo	100.0	100.0	100.0
Alto Avellaneda	100.0	96.0	96.3
Paseo Alcorta	97.9	97.5	99.2
Patio Bullrich	99.6	99.7	100.0
Alto Noa	99.9	99.9	100.0
Buenos Aires Design	98.8	98.4	98.6
Mendoza Plaza	96.8	93.1	95.2
Alto Rosario	95.0	93.7	98.1
Córdoba Shopping Villa Cabrera	96.4	98.8	98.1
Dot Baires Shopping	99.9	100.0	99.7
Soleil	-	-	87.8
Weighted Average	98.5	97.5	97.6

Rental Price

The following table shows the annual rental price per square meter for the fiscal years ended June 30, 2011, 2010 and 2009:

	Fiscal year ended June 30, (Ps./sqm) (1)
	2009	2010	2011
Abasto	1,710.8	1,986.8	2,549.5
Alto Palermo	3,580.8	4,033.8	4,995.7
Alto Avellaneda	1,156.0	1,469.2	1,877.6
Buenos Aires Design	731.1	810.2	959.7
Paseo Alcorta	2,408.7	2,498.9	3,233.6
Patio Bullrich	2,254.6	2,673.9	3,201.7
Alto Noa	502.6	658.6	920.3
Alto Rosario	746.5	948.4	1,336.5
Mendoza Plaza	546.8	598.8	804.9
Córdoba Shopping- Villa Cabrera	590.7	731.6	1,104.0
Dot Baires Shopping	1,162.4	1,081.9	1,288.4
Soleil	-	-	870.5

(1)     The annual price of rentals per square meter of gross leasable area reflects basic and supplementary rental charges as well as revenues from admission rights divided by the square meters of the gross leasable area.

Depreciation

The net book value of the properties has been determined using the straight-line method of depreciation calculated over the useful life of the property. For more information, see our audited consolidated financial statements.

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

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 3% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 18% and 24% each year on an annual and cumulative basis as from the thirteenth (13th) month of the lease effective term. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, no assurance can be given that Alto Palermo may be able to enforce such clauses contained in its lease agreements.

In addition to rent, Alto Palermo charges most of its tenants an admission fee, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal, which is negotiated with each of the tenants. The admission fee is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo’s consent.

Alto Palermo is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. Alto Palermo also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. Alto Palermo determines this percentage based on several factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

Alto Palermo carries out promotional and marketing activities to increase attendance to its shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by Alto Palermo. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent or Percentage Rent, as applicable), in addition to rent and expense payments. Alto Palermo may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. Alto Palermo also may require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. Alto Palermo may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

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

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of shopping center revenues for the fiscal years ended June 30, 2009, 2010 and 2011:

Type of Business	Accumulated Tenants’ Sales as of June 30 for the fiscal periods (in millions of Ps.)
	2011	2010	2009
Anchor Store	571.6	449.7	243.7
Clothes and footwear	3,801.0	2,754.2	2,148.6
Entertainment	262.8	180.2	133.8
Home	1,468.8	1,172.9	817.8
Restaurant	701.6	495.9	382.5
Miscellaneous	918.7	691.4	440.7
Services	41.8	33.9	27.1
Total	7,766.3	5,778.2	4,194.2

Additional Information About Alto Palermo’s Shopping Centers

Set forth below is a brief description of each of Alto Palermo’s shopping centers

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 145-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access. Alto Palermo Shopping has a total constructed area of 65,029 square meters that consists of 18,701 square meters of gross leaseable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars. In the fiscal year ended on June 30, 2011, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 1,100.3 million, which represents annual sales for approximately Ps. 58,839.6 per square meter. Principal tenants currently include Zara, Garbarino, Sony Style, Frávega and Just For Sport. Alto Palermo Shopping’s five largest tenants (in terms of sales) accounted for approximately 15.0% of its gross leaseable area at June 30, 2011 and approximately 17.2% of its annual base rent for the fiscal year ended on such date.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 141-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters that includes 36,663 square meters of gross leaseable area. The shopping center has a six-screen multiplex movie theater, the first Wal-Mart supercenter in Argentina, an entertainment center, a food court with 20 restaurants, an anchor store, Falabella and 1,585 square meters of clothing store Zara, that opened in September, 2011. Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters. In the fiscal year ended June 30, 2011, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,132.6 million, which represents annual revenues for approximately Ps. 30,893 per square meter. Principal tenants currently include Falabella, Garbarino, Frávega, Compumundo and Sport Line. Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 35.4% of its gross leaseable area at June 30, 2011 and approximately 38.8% of its annual base rent for the fiscal year ended on such date

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 110-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553 square meters that consists of 13,911 square meters of gross leaseable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 17-restaurant food court, a Carrefour hypermarket, and a parking lot with approximately 1,300 spaces. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. In the fiscal year ended June 30, 2011, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 525.8 million, which represents annual sales for approximately Ps. 37,794.6 per square meter.

Principal tenants currently include Zara, Frávega, Rapsodia, Kartun and Jazmín Chebar. Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.5% of its gross leaseable area at June 30, 2011 and approximately 16.1% of its annual base rent for the fiscal year ended on such date.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 174-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by subway, railway and highway. Abasto Shopping opened in November 1998. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center, with approximately 37,731 square meters of gross leaseable area (41,463 square meters including Museo de los Niños). The shopping center includes a food court with 28 stores, a 12-screen multiplex movie theatre seating approximately 3,100 people, covering an area of 8,021 square meters, entertainment facilities and the museum for children, covering an area of 3,732 square meters (excluded from the gross leaseable area). Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 1,227.4 million, which represents annual sales for approximately Ps. 32,529.4. Principal tenants currently include Hoyts General Cinema, Garbarino, Zara, Frávega and Compumundo. Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 30.7% of its gross leasable area as of June 30, 2011 and approximately 18.2% of the annual base rent for the fiscal year ended on such date.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 84-store shopping center located in Recoleta, a popular tourist zone in City of Buenos Aires a short distance from the Caesar Park, Four Seasons and Hyatt hotels. Patio Bullrich has a total constructed area of 29,982 square meters that consists of 11,741 square meters of gross leaseable area. The four-story shopping center includes a 13-store food court, an entertainment area, a four-screen multiplex movie theatre and a parking lot with 215 spaces. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 432.3 million, which represents sales for approximately Ps. 36,822.2 per square meter. Principal tenants currently include Zara, Etiqueta Negra, Rouge International, Cacharel and Rapsodia. Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.6% of its gross leaseable area at June 30, 2011, and approximately 22.7% of its annual base rent for the fiscal year ended on such date.

Alto Noa, Salta, Province of Salta. Alto Noa is an 92-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 19,001 square meters of gross leaseable area and includes a 14-store food court, an entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 381.2 million, which represents annual sales for approximately Ps. 20,060.8 per square meters. Principal tenants currently include Supermercado Norte, Cines NOA, Boulevard Casino, Y.P.F., and Frávega. Alto Noa’s five largest tenants (in terms of sales in this shopping center) represented approximately 50% of its gross leaseable area as of June 30, 2011 and approximately 27.5% of its annual base rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 62-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.68% interest in Emprendimiento Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zone in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 13,777 square meters of gross leaseable area and 8 restaurants. It is divided into two floors and has a 174-car parking lot. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 188.5 million, which represents annual sales for approximately Ps. 13,680.9 per square meter. Principal tenants currently include Morph, Hard Rock Café, Barugel Azulay, Bazar Geo and Las Malvinas. Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 25.2% of its gross leaseable area as of June 30, 2011 and 29.7% of its annual base rent for the fiscal year ended on such date.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a shopping center of 145 stores, located in City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface, and 28,646 square meters of gross leaseable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a children’s’ entertainment area, a 14-screen cinema complex and parking lot for close to 1,736 vehicles. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 610.9 million, which represents annual sales for approximately Ps. 21,326.8 per square meters. Principal tenants are Frávega, Cines Rosario, Sport 78, Red Megatone and Compumundo. Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.1% of Alto Rosario’s gross leaseable area as of June 30, 2011 and 17.9% of its annual base rent for the fiscal year ended on such date.

Mendoza Plaza Shopping, Mendoza, City of Mendoza. Mendoza Plaza Shopping is a 150-store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 40,659 square meters of gross leaseable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 22 stores, an entertainment center and a supermarket which is also a tenant. In the fiscal year ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 733.4 million, which represents annual sales for approximately Ps. 18,037 per square meters Principal tenants currently include Falabella, Super Plaza Vea, Garbarino, Frávega and Cines MP. Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 44.3% of its gross leaseable area at June 30, 2011, and approximately 34.7% of its annual base rent for the fiscal year ended on such date.

Córdoba Shopping, Villa Cabrera, City of Córdoba. Córdoba Shopping is a 108-store commercial center located in Villa Cabrera, Province of Córdoba. It covers 15,174 square meters of gross leaseable area (GLA). Córdoba Shopping has a 12-screen movie theatre complex, a food court an entertainment area and a parking lot for 1,500 vehicles. During the six-month period ended June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 244.2 million, which represents annual sales for approximately Ps. 16,092.4 per square meter. Principal tenants are Cines CBA, Mc Donald’s, Garbarino, Jazmin Chebar and Rapsodia. Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 42.3% of its gross leaseable area as of June 30, 2011 and approximately 16.4% of its annual base rent for the fiscal year ended on such date. On July 2011, a new food court was inaugurated.

Dot Baires Shopping, City of Buenos Aires, Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,527 constitute Gross Leasable Area, 155 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. Alto Palermo is owner of Dot Baires Shopping through an 80% ownership interest in this shopping center. For the fiscal year ended on June 30, 2011, the shopping center’s tenants generated nominal retail sales that totaled approximately Ps. 985.7 million, which represents annualized sales for approximately Ps. 19,901.5 per square meters. The main tenants include Falabella, Wal-Mart, Zara, Garbarino and Frávega. Dot Baires Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 46.5% of its gross leasable area as of June 30, 2011 and approximately 29.2% of its annual base rent for the fiscal year ended on such date.

Soleil Factory, San Isidro, Province of Buenos Aires. On December 28, 2007, APSA and INCSA signed a letter of intent to acquire, build and manage a shopping center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was contingent upon the acquisition of the Soleil Factory shopping center. Upon completion of the acquisition of the Soleil Factory on July 1, 2010, as described below, APSA was obligated to commence the construction works on the site on May 2, 2011. However, INCSA shall comply with certain obligations prior to the commencement of said works, such as (i) delivery of the title deed of the plot of land and (ii) transfer of rights and permits on the architectural project to APSA. As of the date of this annual report, these obligations have not been fulfilled and the construction works have not commenced.

On July 1, 2010, APSA and INCSA entered into an agreement pursuant to which the Soleil Factory shopping center and other fixed assets were transferred to APSA. The transaction excluded any receivable or payable arising out of INCSA’s business prior to the transaction and also excluded a building, which currently is being operated as a hypermarket within the same premises. INCSA transferred the deed of title to APSA on August 3, 2011. The transaction was authorized by the Comisión Nacional de Defensa de la Competencia, the National Commission of Competition in Argentina, on April 12, 2011.

Soleil Factory is a one-story shopping center, with a surface area of 48,313 square meters, 14,091 square meters of which are gross leaseable area, in respect of which APSA is also authorized to build more than 9,697 square meters. It comprises 74 stores and 2,335 parking spaces. Soleil Factory opened in Argentina more than 25 years ago and we are turning it into a top-brand outlet. During the fiscal year ended June 30, 2011, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 204.1 million, representing average sales for the period of approximately Ps. 14,483.2 per square meters. The main tenants include Cinemark, Cheeky, Stock Center, Dexter Outlet and Mc Donald’s. Soleil Factory’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 41.9% of its gross leaseable area as of June 30, 2011 and approximately 32.0% of its annual base rent for the fiscal year ended on such date.

Control Systems

APSA has a computer systems to monitor tenants’ sales in all of our shopping centers (except Nuevo Puerto de Santa Fé) . APSA also conduct regular manual audits of APSA’s tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a point of sale that is linked to a main computer server in the administrative office of such shopping center. APSA uses the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with in respect to agreements signed after its acquisition), Abasto, Alto Rosario Shopping, Alto NOA, Dot Baires, Córdoba Shopping, Soleil and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

Related Business

Consumer financing segment

We operate a consumer financing business through APSA’a wholly-owned subsidiary Metroshop and our affiliate Tarshop. On December 29, 2009, APSA entered into an agreement to sell shares representing 80% of Tarshop’s stock to Banco Hipotecario for US$26.8 million, which sale was approved by the Central Bank on August 30, 2010. As a result, on September 13, 2010, APSA transferred 107,037,152 common shares of Tarshop to Banco Hipotecario, maintainting only 20% of Tarshop’s capital stock. Due to this sale, the Consumer financing segment will have a less significant impact on APSA results of operations going forward. As part of the sale, we agreed to not compete for 5 years in the credit card and/or consumer business in which Tarshop has a presence. APSA acquired 50% of the capital stock of Metroshop from Tarshop on May 21, 2010, and the remaining 50% from Metronec S.A. on January 13, 2011. Metroshop has agreed to sell to Tarshop S.A. its credit card portfolio comprised by delinquent accounts of less than 60 days, among other assets. As of the date of this annual report, we are analyzing various possibilities in order to define the future operations of Metroshop. On July 20, 2011, the general extraordinary shareholders’ meeting of Metroshop S.A. unanimously approved the change of its corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. See “Related Party Transactions—Negotiation between Metroshop and Tarshop.”

Sales and Development of Properties and Land Reserves

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

In our fiscal year ended June 30, 2011, revenues from our Development and sale of properties segment were Ps. 341.1 million, compared to Ps. 225.6 million in the fiscal year ended June 30, 2010.

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

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2011, 2010 and 2009:

Sales and Development Properties

Developments	Date of Acquisition	Estimated / Real Cost (in thousands of Ps.) (1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (in thousands of Ps.) (5)	Accumulated Sales for the Fiscal Years ended June 30, (in thousands of Ps.) (6)			Book Value (in thousands of Ps.) (7)
									2011	2010	2009
Residential Apartments
Torres Renoir(15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	-	142	53,798	-
Caballito Nuevo (16)	11/03/97	-	6,833	118	100.00%	100.00%	81.18%	39,170	39,170	-	-	5,473
Torres de Rosario (8) (15)	04/30/99	-	4,692	80	94.89%	100.00%	3.08%	1,530	1,530	-	-	13,708
Libertador 1703 /1755 (Horizons) (14) (17)	01/16/07	399,355	44,648	467	50.00%	100.00%	100.00%	92,362	92,362	-	-	209,458
Other Residential Apartments (9)	N/A	231,677	158,747	1,660				310,128	1,599	117	3,483	84,069
Subtotal Residential Apartments		653,893	220,303	2,353				497,130	134,661	259	57,281	312,708

Residential Communities
Abril/Baldovinos (10)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	99.50%	238,669	1,607	5,067	9,904	1,085
El Encuentro (18)	11/18/97	-	125,889	110	100.00%	100.00%	64.24%	24,147	20,665	3,482	-	5,918
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	-	-	76	-
Subtotal Residential Communities		135,697	1,610,764	1,602				276,844	22,272	8,549	9,980	7,003

Land Reserves
Puerto Retiro	05/18/97		82,051	-	50.00%	0.00%	0.00%	-	-	-	-	54,370
Santa María del Plata	07/10/97		715,951	-	100.00%	0.00%	10.00%	-	-	-	-	158,742
Pereiraola	12/16/96		1,299,630	-	100.00%	0.00%	100.00%	46,311	-	46,311	-	-
Terreno Rosario (8) (19)	04/30/99		31,000	-	94.89%	0.00%	100.00%	34,003	22,931	-	7,644	25,511
Terreno Caballito	11/03/97		7,451	-	100.00%	0.00%	100.00%	52,658	52,658	-	-	-
Neuquen (8)	07/06/99		4,332	1	94.89%	0.00%	100.00%	9,102	9,102	-	-	-
Terreno Baicom	12/23/09		6,905	-	50.00%	0.00%	0.00%	-	-	-	-	4,459
Canteras Natal Crespo	07/27/05		4,300,000	-	50.00%	0.00%	0.00%	336	63	21	29	5,779
Terreno Beruti (8)	06/24/08		3,207	-	94.89%	0.00%	100.00%	75,373	75,373	-	-	-
Pilar	05/29/97		740,237	-	100.00%	0.00%	0.00%	-	-	-	-	3,408
Coto Air Space (8)	09/24/97		24,000	-	94.89%	0.00%	0.00%	-	-	-	-	16,110
Torres Jardín IV	07/18/96		3,176	-	100.00%	0.00%	100.00%	11,480	11,480	-	-	-
Terreno Caballito (8)	10/22/98		23,389	-	94.89%	0.00%	0.00%	-	-	-	-	45,814
Patio Olmos (8)	09/25/07		5,147	-	94.89%	100.00%	0.00%	-	-	-	-	33,475
Other Land Reserves (11)	N/A		13,603,466	1				4,182	1,969	1,172	1,041	72,334
Subtotal Land Reserves			20,849,942	2				233,445	173,576	47,504	8,714	420,002
Others
Madero 1020	12/21/95		5,069	N/A	100.00%	100.00%	100.00%	18,848	-	71	1,830	-
Della Paolera 265	08/27/07		472	N/A	100.00%	100.00%	100.00%	6,850	-	-	6,850	-
Madero 942	08/31/94		768	N/A	100.00%	100.00%	100.00%	6,137	-	-	6,137	-
Dock del Plata	11/15/06		7,942	N/A	100.00%	100.00%	100.00%	84,206	-	42,136	42,070	-
Libertador 498	12/20/95		7,439	N/A	100.00%	100.00%	100.00%	93,462	10,504	46,608	36,350	-
Edificios Costeros	03/20/97		6,389	N/A	100.00%	100.00%	100.00%	68,580	-	68,580	-	-
Libertador 602	01/05/96		677	N/A	100.00%	100.00%	100.00%	10,948	-	10,948	-	-
Laminar	03/25/99		6,521	N/A	100.00%	100.00%	100.00%	74,510	-	-	74,510	-
Reconquista 823	11/12/93		5,016	N/A	100.00%	100.00%	100.00%	31,535	-	-	31,535	-
Locales Crucero I			192	N/A	100.00%	100.00%	100.00%	2,006	-	-	2,006	-
Others (12)	N/A		-	N/A	N/A	N/A	N/A	25,342	59	912	3,099	-
Subtotal Other			40,485					422,424	10,563	169,255	204,387	-
Total (13)		789,590	22,721,494	3,957				1,429,844	341,072	225,567	280,362	739,713

Notes:

1.        Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects already developed or under development (adjusted for inflation as of 02/28/03, if applicable).-

2.        Total area intended for sale upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces but excluding common areas). In the case of Land Reserves the land area was considered.

3.        Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).

4.        The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales made under the preliminary sales agreements for which no title deed has been executed yet.

5.        Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.-

6.        Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.-

7.        Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of June 30, 2011, adjusted for inflation as of 02/28/03.

8.        Through Alto Palermo S.A.

9.        Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received by Beruti through APSA, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), rights for residential units to be received in Caballito and Pereiraola lots through us.

10.     Includes the sales of Abril’s shares.

11.     Includes the following land reserves: Pontevedra plot of land, Isla Sirgadero, San Luis plot of land, Mariano Acosta, Merlo and Intercontinental Plaza II through us, Zetol and Vista al Muelle through Liveck and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza (fully sold), Zelaya 3102, Conil, Soleil air space and Other APSA (Through APSA).

12.     Includes the following properties: Dock XIII (fully sold). It also includes income from termination and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.

13.     Corresponds to the “Sales and Developments” business unit mentioned in Note 6 to the Consolidated Financial Statements.

14.     Owned by CYRSA S.A.

15.     Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress of parcel “G” at June 30, 2011 is 100% and of parcel “H” is 84%.

16.     78% of the area was sold under deed. The book value includes net realizable value for Ps. 373.3 thousand representing 1% of the total square meters.

17.     Gains derived from 99.4% of sales have been recognized as Net Realizable Value.

18.     54% of the area was sold under deed. The book value includes net realizable value for Ps. 1,051.0 thousand representing 3% of the total square meters.

19.     The book value includes net realizable value for Ps. 14,964.4 thousand following offer letters representing 41% of the total square meters.

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

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2011, 2 parking spaces and 4 spaces for motorcycle parking were pending sale.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views to the river. This development was partially financed through the anticipated sale of its apartments. Works have been completed and at June 30, 2011 are fully sold.

Barrio Chico, City of Buenos Aires. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2011, the project is finished and only 5 parking spaces remain to be sold.

Palacio Alcorta, City of Buenos Aires.   Palacio Alcorta is a 191-loft units residential property that we converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 square meters This development project targets the upper-income market. Palacio Alcorta has 165 parking spaces and also seven retail units that belong to us. All of the loft units in the complex have been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2011, the project had been completed and fully sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 square meters parking/storage space, respectively. These buildings were included with the assets that we acquired in November 1997 from Pérez Companc. As of the date of this report, 100% of both towers was sold.

Villa Celina, Province Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single-family homes located in the residential neighborhood of Villa Celina on the southeastern edge of the City of Buenos Aires. We have been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2011, 100% of the project had been sold.

Torres Renoir, Dique III. During fiscal year 2006 we closed swap agreements that allowed us to start the construction of these two exclusive residential buildings of 37 and 40 stories. Located in Dique III in Puerto Madero, City of Buenos Aires, this project was directed to a medium-high income public. The project includes amenities and high-class services. As of June 30, 2011, the works were completed and the units were fully sold.

Apartment Projects Currently Under Development

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, we and KOAD S.A. (“KOAD”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which sold to Koad plot number 36 of “Terrenos de Caballito” whereby KOAD S.A. has agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters, totaling approximately 28,000 saleable square meters. The project offers a wide variety of amenities and services. As a result of this transaction, Koad delivered to us 118 apartments and 61 parking lots in the first tower, representing 25% of the total square meters for sale. As of June 30, 2011, 82% of the apartments and 86% of the parking lots were sold and 21 apartments and 14 parking spaces are still on sale.

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

 We entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacơes for the development of residential projects in the Republic of Argentina through CYRSA S.A., which will operate under the name of IRSA - CYRELA.

CYRSA is presently developing this plot of land. The showroom was opened to the public in March 2008 and it was an immediate success. As of June 30, 2011 100% of the units were sold, the degree of progress was about 96.0% and 87 title deeds have been signed.

PAMSA-Dot Baires Offices. Panamerican Mall S.A., a subsidiary of APSA, developed an office building with a gross leasable area of 9,700 square meters adjacent to the shopping center opened in May 2009, Dot Baires. As of June 30, 2011, this building was in operating conditions and fully leased.

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

As of June 30, 2011, our residential communities for the construction of single-family homes for sale in Argentina had a total of 7,422 square meters of saleable area in Abril, and 45,705 square meters of saleable area in “El Encuentro” (Benavidez). Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18 hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2011, 99.5% of the property had been sold for an aggregate of Ps. 238.7 million, with 7,422 square meters available for sale.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, a 110-hectare gated residential complex known as “El Encuentro” is located, consisting of a total of 527 lots with a total saleable area of 610,785.15 square meters with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay US$ 4.0 million to our subsidiary Inversora Bolívar, of which US$ 1.0 million were paid in cash and the balance of US$3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 square meters. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of June 30, 2011, after having started its commercialization in March 2010, 61 units have been sold and there are portfolio reserves for 16 additional units for an amount of US$ 0.89 million, and 38 units are available for sale.

Land Reserves

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2011, our land reserves totaled 25 properties consisting of approximately 2,160 hectares (including the lot in Caballito, and the air space over Coto C.I.C.S.A. - “Coto”- where we hold interests through our subsidiary Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. Through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”) we are owners of this property. We intend to develop this property for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

As part of the project, we have sold 10% of Solares de Santa María capital stock for US$10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. An initial payment of US$1.5 million was made and the balance of US$9.1 million was capitalized in September 2010.

In September 2010, we acquired through E-Commerce Latina 100% of the capital stock of Unicity S.A. for an amount of US$ 2.5 million. Unicity capitalized its US$ 9.1 million debt with us and we received in exchange 36,036,000 shares representing 88.61% of Unicity, being held by E-Commerce the remaining 11.39%. Following this transaction, we own 100% of capital stock of Solares de Santa María.

In 1997 we acquired the site which the National Executive Branch had assigned to be the Olympic village of the Olympic Games in case Buenos Aires was chosen as host city to hold the Olympic Games. A rule passed by the Legislative Branch of the City of Buenos Aires in 1992, provided general urban standards to the site, and stated that the “Site urban design” was to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana - “COPUA”). As from the acquisition of this property, we have been seeking the municipal approvals necessary for the development of a mixed project in the area.

In the year 2000, we filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the Town Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project, and in response to the recommendations made by COPUA to the project on December 13, 2006, we filed an amendment to the project to adjust it to the recommendations made by COPUA, making material amendments to our development plan for the Area, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and convenience and a perimetrical pedestrian lane along the entire site on the river bank.

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

Notwithstanding the approval of Decree No. 1584/07 in 2007, several municipal approvals are still pending and in December 2007, a municipal court rendered a decision restricting the implementation of our proposed development plan, due to objections made by a legislator of the City of Buenos Aires, alleging the suspension of Decree No. 1584/07, and each construction project and/or the municipal permits granted for business purposes. Notwithstanding the legality and validity of the Decree No. 1584/07, we entered into an agreement 5/10 that was executed with the Government of the City of Buenos Aires, which has been sent with a legislative bill to the Legislature of the City of Buenos Aires under number 976-J-2010, for approval. Once approved, these regulations will have the hierarchy of a law.

Puerto Retiro. Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so we have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meters financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own a 50% indirect interest in Puerto Retiro through our subsidiary Inversora Bolívar.

Caballito plot, Ferro Project. This is a property of approximately 23,791 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. The zoning for the property allows the development of a 30,000 square meters shopping center, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property. which already has the consent of the Executive Branch.

Beruti plot. During June 2008, APSA acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires near to our Shopping Center known as “Alto Palermo Shopping”. The property has a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

In October 2010, the lot was sold to TGLT for US$ 18.8 million. APSA received US$ 10.7 million in cash upon the execution of the preliminary purchase and sale agreement. As consideration for the balance, APSA will receive 17.33% of the apartments’ saleable area, 15.82% of the residential parking spaces and 170 business parking spaces located in the first and second underground levels . As collateral for the transaction, TGLT delivered to APSA a performance bond for US$ 4.0 million and a first-degree mortgage in favor of APSA for US$ 8.1 million, over the lot. Delivery is expected to take place in November 2013.

Terreno Paraná. On June 30, 2009, Alto Palermo S.A. (APSA) executed a “Letter of Intent” whereby it stated its intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was US$ 0.5 million, of which at the beginning of July 2010, the sum of US$ 0.05 million was paid as advance payment, in August 2010 US$ 0.1 million was paid, and the remaining US$ 0.35 million will be paid upon the execution of the title deed.

Caballito plot. During this fiscal year, we and TGLT executed a barter deed pursuant to which we transferred to TGLT under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, TGLT agreed to carry out in the property a real estate development for residential use. In exchange for the transfer of the property, APSA will receive non-cash considerations equivalent to US$ 12.75 million, which consist in transferring under barter to APSA certain home units in the buildings to be built which will represent 23.1% of the saleable area and 21.1% of the parking spaces. As security for the transaction, TGLT has granted to us a first-degree mortgage over the property in the amount of US$ 12.75 million.

Coto Residential Project.  Alto Palermo owns approximately 24,000 square meters in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo and Coto Centro Integral de Comercialización S.A. (“Coto”) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. On July 25, 2008, an exchange agreement was executed, pursuant to which APSA would transfer to Cyrsa S.A. (“Cyrsa”) 112 parking units and the rights to erect on top of the hypermarket two building towers if certain conditions are met. In exchange, Cyrsa would deliver to APSA an undefined number of units in the building to be erected equivalent to 25% of the square meters. On September 17, 2010, the exchange agreement was terminated.

Baicom plot. On December 23, 2009, we acquired 50% of a parcel located in the surroundings of the Buenos Aires Port, for a purchase price of Ps. 4.5 million. The property’s total surface area is 6,905 square meters and there is a construction permit associated for 34,500 square meters in accordance with the City of Buenos Aires urban construction rules and regulations.

Land Reserves in the Province of Buenos Aires

Sale of Pereiraola, Hudson. Pereiraola S.A., is our subsidiary that owns 130-hectare undeveloped property adjacent to Abril, a private residential community developed by us.

On April 21, 2010, we entered into a purchase and sale agreement with a third party by means of which we agreed to sell 100% of Pereiraola S.A.’s capital stock. The purchase price of the transaction was set at US$11.8 million plus VAT, which represented a gain of Ps.21.7 million over book value.

On June 25, 2010, we accepted a purchase bid for US$11.8 million, to be paid partly in cash and partly in kind. For the cash-based payment, the buyer has paid to us US$1.9 million. The US$7.8 million balance will be paid in four semi-annual, equal and consecutive installments of US$1.9 million each. On September 30, 2010, we received US$1.05 million as an advance on the first installment. As to the non-monetary part of the purchase price, the buyer will transfer ownership to us over certain lots within the 36 months following the date its bid was accepted.

To secure payment of the price, the buyer pledged in our favor its Pereiraola’s shares and granted a first-degree mortgage in our favor over the property.

Pilar.   Pilar is a 74-hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte highway. Pilar has become one of Argentina’s fastest developing areas. We are considering several alternatives for this property including the development of a residential community or the sale of this property in its current state and, therefore, we do not have a cost estimate or financing plan. The plot’s book value is estimated to be Ps.3.4 million as of June 30, 2011.

Land Reserves in Other Provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe.  APSA owns a plot of land of approximately 50,000 square meters divided into eight smaller plots in the City of Rosario, near the Alto Rosario Shopping Center.

On October 11, 2007, APSA entered into an exchange agreement with Condominios del Alto S.A., by means of which lot 2-G was transferred by APSA to Condominios de Alto S.A. As consideration for the exchange of the property, Condominios de Alto S.A. agreed to transfer to APSA 15 apartments, with an aggregate surface of 1,504 square meters and 15 parking spots. As of the end of fiscal year 2010, we and Condominios del Alto S.A. executed a supplementary deed that specifically determines the units involved in the exchange that should be transferred to us and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May 2010. The degree of completion of parcel 2-G is 100%.

Additionally, on November 27, 2008, APSA entered into an exchange agreement with Condominios de Alto S.A., by means of which APSA transferred lot 2-H to Condominios de Alto S.A. As consideration, for the exchange of parcel 2-H (totaling a aurface area of 14,500 square meters for sale), Condominios del Alto S.A. will transfer 42 apartments, with aggregate total constructed surface of 3,188 square meters (representative of 22% of the total parking surface to be constructed in this property). The degree of completion of parcel 2-H is 84% and the works are expected to conclude during the first half of 2012.

As of June 30, 2011, the remaining lots were sold as follows: (i) on April 14, 2010, APSA sold lot 2-A for US$4.2 million, (ii) on May 3, 2010, APSA sold lot 2-E for US$1.4 million, (iii) on November 10, 2010, APSA sold lot 2-F for US$1.9 million, (iv) on December 3, 2010, APSA sold lot 2-D for US$1.5 million, (v) on December 3, 2010, APSA sold lot 2-B for US$ 1.5 million and (vi) on December 3, 2010, APSA sold lot 2-C for US$1.5 million.

Condominios del Alto I- (parcel 2-G)

The project is composed of two opposite blocks of buildings, commercially divided into eight sub-blocks. Apartments (97 units) are distributed in six stories with 98 underground parking spaces. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted to a medium-high income segment.

As of June 30, 2011, the construction of 15 apartments had been completed and two apartments with parking spaces had been sold, with 13 apartments and 13 parking spaces are available for sale.

Condominios del Alto II – (parcel 2-H)

The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in six stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Completion of the work is expected to occur in the first quarter of 2012.

As of June 30, 2011 45 parking spaces and 5 storage spaces were available for sale.

Neuquén Project, Province of Neuquén. The main asset of the Neuquen project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On December 13, 2006 Shopping Neuquén signed an agreement with the Municipality of Neuquén and the Province of Neuquen, which establishes a timetable for land development and an authorization to Shopping Neuquén to sell plots of lands (different than those in which the shopping will be built). On April 8, 2010 the municipality approved the project and construction plans of the mall and the hypermarket, which construction began on July 5, 2010.

The first stage of the works is projected to be finished within the 22 month period following the date of commencement of the construction works. In the event of a breach in the conditions by APSA, the Municipality of Neuquén is entitled to terminate the agreement and repossess the property.

Ex-Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006, we participated in a public bidding process called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex-Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has a surface of 5,147 square meters. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two adjacent buildings with cinemas and a commercial annex connected to the property subject to the bid and connected by certain easement contracts. The building is under a concession contract granted by us effective for a 40-year term, expiring in February 2032. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed in our favor of the property where the Patio Olmos Shopping Center is currently operating.

Canteras Natal Crespo, Province of Córdoba.  The first guidelines for the development of this project are in process on the basis of the Master Plan of the Chilean architect firm called URBE. Also, preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government.

This project is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infra-structure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as main activity the urbanization of own or third parties plots of land, the so-called countries, and lots for sale or rent, production of quarries, real estate business and construction of houses.

Purchase of Nobleza Piccardo’s Plant

We have acquired, through a subsidiary in which we have a 50% interest, the property where Nobleza Piccardo has its manufacturing plant. It is located in the City of San Martin (Av. San Martín 601), in the Province of Buenos Aires; and due to its size and location it is an excellent site for the future development of different segments. The total area of its plot is 160,000 square meters with a built area of  81,786 square meters. According to the executed agreement, Nobleza Piccardo will lease 100% of the plot during the first year, releasing it partially until the 3rd lease year, at which moment it will release the whole plot.

During the first lease year, the rental area is 80,026 square meters including storehouses and offices and during the second year of lease, the leased area will be reduced to 27,614 square meters.

We are preparing a Master Plan in order to apply before the authorities of San Martín’s Town Hall for the zoning parameters that will allow us to develop a mixed-use project.

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

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s effective interest	Number of rooms	Average Occupancy %(1)	Average price per room Ps.(2)	Accumulated sales in Ps. 000 as of June, 30 (in thousand Ps.)			Book value (Ps. 000)
						2011	2010	2009

Intercontinental (3)	11/01/97	76.34%	309	78.2%	631	78,841	64,092	61,367	52,288
Sheraton Libertador (4)	03/01/98	80.00%	200	87.4%	506	43,786	36,996	37,060	41,091
Llao Llao (5)	06/01/97	50.00%	201	49.7%	1,258	70,256	58,806	60,486	75,207
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900
Total	-	-	710	72.5%	714	192,883	159,894	158,913	190,486

(1)   Accumulated average in the fiscal year.

(2)   Accumulated average in the fiscal year.

(3)   Indirectly owned through Nuevas Fronteras S.A.

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

Hotel Intercontinental, City of Buenos Aires. In November 1997, we acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meters ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

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

International Investments

Acquisition of companies in the real estate business in the Republic of Uruguay. In the course of fiscal year 2009 we acquired a 100% ownership interest in Liveck S.A. ("Liveck"), a company organized under the laws of Uruguay, in exchange for a token consideration. In June 2009, Liveck acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two Uruguay-based real estate companies, for US$ 7.8 million. The remaining 10% ownership interest in both companies is held by Banzey S.A. (Banzey). These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

The total purchase price for Zetol was US$ 7.0 million; there has been a down payment for US$ 2.0 million and it has been agreed that the balance shall be cancelled in 5 installments of US$ 1.0 million each, accruing interest at an annual 3.5% rate on outstanding balances, against the consummated launches of the projected construction or within a maximum term of 93 months counted as from the date of acquisition by us. The sellers may choose to receive, in lieu of cash for the outstanding balances (principal plus interest), ownership over units in the buildings to be constructed in the land owned by Zetol equivalent to 12% of the total marketable meters to be constructed.

The total price for the acquisition of Vista al Muelle was US$ 0.83 million, as follows: there has been a US$ 0.5 million down payment and it has been agreed that the balance will be cancelled within a maximum term of two years plus an annual 8% interest rate on balances.

To secure compliance with the obligations assumed by Liveck in connection with the above-mentioned transactions, Ritelco S.A. has tendered a surety bond to secure 45% of the price balance, interest, and the sellers’ option rights.

      There is a mortgage over the land bought, which means that the sellers rely on a dual guarantee. As of June 30, 2009, we sold a 50% stake in Liveck to Cyrela Brazil Realty S.A for US$ 1.3 million.

Under the agreement for the purchase and sale of Zetol and Vista al Muelle and its respective addenda, Liveck has undertaken to acquire the shareholding held by Banzey (or by Ernesto Kimelman or by an entity owned by him, as applicable) in those companies and Banzey has agreed to sell the shares for the amount in US Dollars or in Uruguayan Pesos, as applicable, that any of them would have effectively contributed to Zetol and Vista al Muelle, until the transaction is consummated.

In December 2009, Vista al Muelle acquired a real property for a purchase price of US$ 1.9 million; there has been a US$ 0.3 million down payment and the balance shall be cancelled through the delivery of housing units and/or storefronts to be constructed and equivalent to 12% of a 65.54% portion of the sum of the prices of all the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired a real estate for a purchase price of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 30, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and in arrears as from December 31, 2009.

On December 17, 2010, we entered into a stock purchase agreement with Cyrela pursuant to which we purchased from Cyrela a 50% interest in Liveck S.A. for US$ 2.7 million. Accordingly, as of June 30, 2011, our interest, through Tyrus, in Liveck is 100%.

We intend to carry out an urban project consisting of the construction of apartment buildings to be subsequently sold. The project has been granted the requisite “urban feasibility” status by the Mayor’s Office of the Canelones department and by its local legislature.

Lipstick building, New York, United States. In July 2008, we (through our subsidiaries) acquired a 30% equity interest in Metropolitan, whose principal asset is an office building known as “Lipstick Building”, and the debt related to this asset. The transaction included the acquisition of (i) put rights effective July 2011 over 50% of the interest purchased for a price equal to the amount invested plus interest at rate of 4.5% per annum and (ii) a right of first offering for the acquisition of 60% of the 5% equity interest. The price paid for the transaction was US$ 22.6 million.

During fiscal year 2011, as a result of negotiations successfully undertaken, an agreement was reached to restructure Metropolitan’s debt as follows:

(i) the mortgage debt was reduced from US$ 210.0 million to US$ 130.0 million at a Libor rate + 400 basis points, subject to a cap of 6.25% and a 7-year maturity term;

(ii) the junior debt, amounting to US$ 45.0 million (excluding accrued interest) was repaid with the payment of US$ 2.25 million; and

(iii) the existing ground leases will be maintained under the same terms and conditions as they were granted, in principle for a remaining period of 66 years.

This restructuring took place on December 30, 2010. On such date, a principal payment of US$ 15.0 million (previously contributed by us) was made under the new restructured mortgage debt, reducing it from US$ 130.0 million to US$ 115.0 million.

Following such closing, we indirectly hold 49% of New Lipstick LLC, a holding company that is owner of Metropolitan, and under the scope of these agreements, we cancelled the put option for 50% of the equity interest initially acquired.

The Lipstick Building is a landmark building in the City of New York, located on Third Avenue and 53rd Street in Midtown-Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Buildings among other remarkable works) and its name is due to its original elliptic form and the redish color of its façade. Its gross leaseable area is around 57,500 square meters distributed in 34 stories.

As of June 30, 2011, this building had an occupancy rate over 89% generating average revenues above US$ 60.0 per square meters per month.

At present, works are being carried out in the 26th floor of the building for the construction of 4 “turn key” offices designed by the renowned architecture firm Gensler. Those spaces are being leased and completion is expected to take place by the end of 2011. There is also a project in charge of the firm Moed de Armas & Shannon to remodel the interior and exterior of the Lobby while preserving its original style.

 Investment in Hersha Hospitality Trust.  On August 4, 2009, through Real Estate Investment Group L.P. (“REIG”), a company indirectly controlled and managed by our Company, together with other minority investors, we acquired 5.7 million common shares of Hersha, a leading company in the hotels segment in the United States, for a total purchase price of US$ 14.3 million. Accessorily to the initial acquisition of our equity interest in Hersha, we has an option to buy up to 5.7 million additional common shares in Hersha at a price of US$ 3.00 per share exercisable at any time prior to July 31, 2014 subject to certain conditions. In addition, as a part of the investment agreements, our Board Chairman and CEO, Mr. Eduardo S. Elsztain, was appointed member of the board of directors of Hersha.

In January 2010, we acquired 4.8 million additional shares for a total price of US$ 14.4 million, increasing our stake in Hersha to 10.3%. In turn, on March 24, 2010, Hersha resolved upon a capital increase whereby it issued 27,600,000 Class A common shares. In connection with this increase we exercised our preemptive subscription rights granted under the initial transaction and acquired 3,864,000 additional Class A common shares for a price per share of US$ 4.25, for a total amount of US$ 16.4 million. In October 2010, under the scope of the new issue of capital, we acquired 2,952,625 Class A common shares, at a price per share of US$ 5.8 for a total amount of US$ 17.1 million. Then, during this fiscal period, we sold a total of 2,542,379 Class A common shares, at a weighted average price of US$ 5.63 for a total amount of US$ 14.3 million. Therefore, as of June 30, 2011, our interest in Hersha amounted to 9.2%.

Hersha is a REIT traded in the New York Stock Exchange, under the "HT" ticker. Hersha’s investments are mainly in upscale, mid-scale and extended stay hotels located in business hubs, urban and retail centers and secondary tourist destinations and markets mainly along the US Northeast as well as in some select niches in the US West coast. Hersha chooses its acquisitions in locations that it perceives as booming markets and relies on intensive management to create and enhance long-term value added.

As of June 30, 2011, Hersha’s portfolio of hotels comprises majority stakes in 63 hotels and ownership interests in a further 15 hotels through joint ventures. These hotels are all within the "select service" and "upscale hotels" categories. In the aggregate, Hersha’s 78 hotels represent over 10,443 rooms and are located in Arizona, California, North Carolina, Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. The properties are operated under highly prestigious, leading franchises (such as Marriott (r), Courtyard by Marriott (r), Residence Inn (r), Fairfield Inn (r), Springhill Suites (r), TownePlace Suites (r), Hilton (r), Hilton Garden Inn (r), Hampton Inn (r), Homewood Suites (r), Hyatt Summerfield Suites (r), Holiday Inn (r), Holiday Inn Express (r), Comfort Inn (r), Mainstay Suites (r), Sleep Inn (r), Sheraton Hotel (r), and Hawthorn Suites (r)). Hersha also operates some of its hotels through independent boutique hotel chains.

 Building located at 183 Madison Avenue, New York, NY. In December 2010, we, through Rigby 183 LLC (“Rigby 183”), in which we indirectly hold a 49% stake through IMadison LLC (“IMadison”), jointly with otherpartners, acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York. This area involves famous and prominent buildings such as, the Empire State Building, the Macy’s Herald Square, and the Madison Square Garden and it also has one of the largest office and store markets, excellent access to transportation, restaurants, stores and entertainment options.

The purchased property consists of a pre-war building built in 1925 designed by the architecture firm Warren & Wetmore (the same that designed the Grand Central Terminal of New York).It has 19 office stories for rent and a store on its Ground Floor. The net leaseable area is approximately 22,893 square meters, 3,523 square meters of which correspond to retail storesand 19,677 square meters are offices.

The total purchase price was US$ 85.1 million (US$ 3,793  per leaseable square meters) composed of US$ 45.1 million of principal (IMadison contributed US$ 23.5 million) and US$ 40 million under a loan granted by M&T Bank at a rate of 5.01% per annum due in 5 years and a facilities loan for US$ 10 million to carry out the capex and prebuilds program.

As of June 30, 2011, the building’s occupancy rate was over 63% and generated average revenues above US$ 35 per square meters. During this period, works have been carried out to remodel the building’s common areas and also to construct “turn key” offices in the ninth floor. The remodeling program is expected to be fully completed by the end of the year.

Supertel Hospitality Inc.

On  November 16, 2011, we reported that Real Estate Strategies L.P., an investment vehicle managed and indirectly wholly owned by us, had entered into a purchase agreement with Supertel Hospitality Inc. (“Supertel”), subject to Supertel’s shareholders’ approval and our approval to Supertel’s debt restructuring.

Supertel is a Real Estate Investment Trust (“REIT”) and its shares are listed and traded in NASDAQ under the symbol “SPPR”. Supertel began its operations in the late 1970s and in 1994 completed its Initial Public Offering.

Currently Supertel focuses on midscale, economy and extended-stay segments of the hospitality Industry, owning 101 hotels across 23 states of the US. Its properties are operated by various third party management companies and their franchise agreements, including brands such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn Express, Sleep Inn and Super 8.

In case the conditions described above are met, Real Estate Strategies L.P.will invest US$20 million in exchange of two million newly issued preferred shares of Supertel, which will also include an option to purchase, up to an additional one million preferred shares for a price of US$10 per share.

The preferred shares will bear an annual 6.25% preferred dividend; vote with the common stock, subject to certain voting limitations, and subject to ownership limitations, will be convertible into common stock of Supertel at the rate of ten shares for each share of preferred stock for a period of 5 years.

As part of the Agreement, Real Estate Strategies L.P.will also receive warrants to purchase 20 million shares of common stock, which may be increased up to 30 million shares pro rata with Real Estate Strategies L.P.’s exercise of the option for additional preferred shares. Subject to ownership limitations, these warrants are exercisable at any time with an exercise price of US$ 1.20 per share for a period of 5 years (with forced exercise under certain conditions after 3 years).

The transaction is anticipated to close within 90 days, subject to the fulfillment of the aforementioned precedent conditions in connection to the approval of Supertel shareholders’, and to the investor company satisfaction with certain Supertel’s debt restructuring.

Office and Other Non-shopping Center Rental Properties

Overview

We are engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2011, we directly and indirectly owned interests in 22 office and other rental properties in Argentina, which comprised 327,838 square meters of gross leaseable area. Of these properties, 15 were office properties, which comprised 150,860 square meters of gross leaseable area. For fiscal year 2011, we had revenues from Offices and other non-shopping center rental properties of Ps. 164.6 million.

All our office rental property in Argentina is located in Buenos Aires City. For the year ended June 30, 2011, the average occupancy rate for all our properties in the Offices and other non-shopping center rental properties segment was approximately 85.0%. Seven different tenants accounted for approximately 43.0% of our total revenues from office rentals for fiscal year 2011: Exxon Mobile Business, Price Waterhouse, Grupo Total Austral, Apache Energía Argentina, Grupo Danone Argentina, Sibille S.C. (KPMG) and Microsoft de Argentina S.A.

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

Leases.

We lease our offices and other properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties.

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties:

Offices and other rental properties	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.) (3)	Annual accumulated rental income over fiscal years ended (in thousands of Ps.) (4)			Book Value (in thousands of Ps.) (5)
			June-11			2011	2010	2009
Offices
Edificio República	04/28/08	19,884	85%	100%	2,302	26,013	21,188	17,114	215,535
Torre Bankboston	08/27/07	14,873	78%	100%	1,615	20,655	22,333	19,670	152,498
Bouchard 551	03/15/07	23,378	91%	100%	1,969	24,026	22,441	20,342	148,242
Intercontinental Plaza	11/18/97	22,535	96%	100%	1,918	21,405	21,559	18,372	78,394
Bouchard 710	06/01/05	15,014	92%	100%	1,591	16,800	14,076	17,379	64,277
Dique IV, Juana Manso 295 (10)	12/02/97	11,298	92%	100%	1,264	14,715	13,963	1,743	62,218
Maipú 1300	09/28/95	10,280	100%	100%	1,031	11,870	11,339	9,890	36,904
Costeros Dique IV	08/29/01	5,437	100%	100%	471	5,288	5,358	5,056	18,523
Libertador 498	12/20/95	3,094	100%	100%	430	5,301	6,900	9,285	12,024
Suipacha 652/64	11/22/91	11,453	95%	100%	652	7,071	4,804	3,820	10,484
Madero 1020	12/21/95	101	100%	100%	3	35	31	32	197
Dot Building (13)	11/28/06	11,242	86%	95%	294	2,143	-	-	105,144
Other Offices (6)	N/A	2,271	86%	N/A	189	965	4,602	18,768	4,690
Subtotal Offices		150,860	91%	N/A	13,729	156,287	148,594	141,471	909,130

Other Properties
Commercial Properties (7)	N/A	312	-	N/A	-	-	1	209	3,379
Museo Renault	12/06/07	1,275		100%	-	191	356	356	4,692
Santa María del Plata S.A.	07/10/97	60,100	100%	100%	90	3,035	1,014	959	12,508
Thames	11/01/97	33,191	-	100%	-	-	175	607	3,897
Predio San Martín	05/31/11	80,028	100%	50%	1,300	669	-	-	69,994
Catalinas Norte plot of land (12)	12/17/09	N/A	N/A	N/A	-	1,018	N/A	N/A	102,666
Other Properties (8)	N/A	2,072	100%	N/A	10	128	80	2,207	6,929
Subtotal Other Properties		176,978	80%	N/A	1,400	5,041	1,626	4,338	204,065
Management Fees (11)		N/A	N/A	N/A	N/A	3,290	3,944	1,940	N/A
Total Offices and Other (9)		327,838	85%	N/A	15,129	164,618	154,164	147,749	1,113,195

Notes:

(1) Total leaseable area for each property as of June 30, 2011. Excludes common areas and parking.

(2) Calculated dividing occupied square meters by leaseable area as of June 30, 2011.

(3) Agreements in force as of 06/30/11 for each property were computed.

(4) Total leases consolidated by application of the method under Technical Resolution 21.

(5) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.

(6) Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold), Reconquista 823/41 (fully sold).

(7) Includes the following properties: Constitución 1111, Crucero I (fully sold); Retail stores in Abril (wholly assigned) and Casona de Abril.

(8) Includes the following properties: Constitución 1159 and Dique III (fully sold) and Canteras.

(9) Corresponds to the “Offices and other non-shopping center rental properties” business unit mentioned in Note 6 to the Consolidated Financial Statements.

(10) The building was occupied in May 2009.

(11) Revenues from building management fees.

(12) Includes other income from lease of parking spaces.

(13) Through Alto Palermo S.A. – The building has income as from August 2010.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2011, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Surface area subject to expiring leases	Percentage of total surface area subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(m2)	(%)	(Ps.)	(%)
2012	27	64,595	23%	22,251,727	12%
2013	58	39,813	14%	57,805,158	32%
2014	42	40,626	15%	42,403,339	24%
2015+	61	134,181	45%	57,758,706	32%
Total	188	279,215	100%	180,218,930	100%

*Includes Offices which contract has not been renewed as of June 30, 2011.

*Does not include vacant leased square meters.

*Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage as of the end of fiscal years ended June 30, 2011, 2010 and 2009:

	Occupancy Percentage
	Fiscal year ended June 30 (1)

	2011	2010	2009
	(%)	(%)	(%)
Offices
Intercontinental Plaza	96	100	100
Bouchard 710	92	83	100
Bouchard 551	91	100	96
Libertador 498	100	100	100
Maipu 1300	100	99	100
Madero 1020	100	100	100
Suipacha 652/64	95	95	100
Costeros Dock IV	100	90	90
Torre Bankboston	78	96	100
Edificio República	85	80	64
Dique IV, Juana Manso 295	92	92	89
Dot Building	86	N/A	N/A
Others (2)	86	86	72

(1)  Leased surface area in accordance with agreements in effect as of June 30, 2011, 2010 and 2009 considering the total leaseable office area for each year.

(2)  Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2011, 2010 and 2009:

	Annual average income per square meter Fiscal year ended June 30 (1)

	2011	2010	2009
	(Ps./m2)	(Ps./m2)	(Ps./m2)
Offices
Intercontinental Plaza	950	957	717
Bouchard 710	1,119	938	1,158
Bouchard 557	1,028	960	870
Libertador 498	1,713	1,366	1,005
Maipu 1300	1,155	1,103	962
Madero 1020	347	307	281
Suipacha 652/64	617	419	334
Costeros Dock IV	973	985	930
Torre Bankboston	1,389	1,502	1,238
Edificio República	1,308	1,066	861
Dique IV, Juana Manso 295 (2)	1,302	1,236	154
Dot Building	191	N/A	N/A
Others (3)	425	404	672

Notes:

(1)               Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.

(2)               Fiscal year 2009 income corresponds to only 45 days.

(3)               Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/4 (fully sold).

 Additional Information About Our Office Properties

Below is information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leaseable area of each property.

Edificio República, City of Buenos Aires.  This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leaseable square meters to our portfolio distributed in 20 floors. The main tenants include Apache Energía, Deutsche Bank, Estudio Beccar Varela, BASF Argentina S.A., Enap Sipetrol Argentina S.A., Maxifarm and Infomedia.

Torre Bankboston, City of Buenos Aires. The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. We have a 48.5% ownership interest in the building. At present, its main tenants are Exxon Mobile and Kimberly Clark de Argentina.

Bouchard 551, City of Buenos Aires. Bouchard 551, known as “Edificio La Nación”, is an office building we acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. We have approximately 23,000 leasable square meters in the building and our main tenants include La Nación S.A. and Price Waterhouse & Co., AS. EM. S.R.L.

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building, which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., Alto Palermo, Cognizat Technology Solutions Argentina and Industrias Pugliese S.A.

Dique IV, Juana Manso 295, Puerto Madero, City of Buenos Aires. About mid-May 2009 we completed an office building located in Puerto Madero’s Dock IV. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average 200 square meters and for corporations that need the entire floor. The building has nine office stories and retail stores in the first story. The main tenant in the building is Exxon Mobile.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building acquired by us in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Sibille S.C. (KPMG), and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A. and Chubb Argentina de Seguros S.A.

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, the city’s most important public transportation hub, connecting rail, subway and bus transportation. We own the entire building, which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Verizon Argentina S.A., PPD Argentina S.A. and TV Quality SRL.

Libertador 498, Ciudad de Buenos Aires. Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the city. This location allows for easy access to the building from northern, western and southern Buenos Aires. We are owners of 5 stories with an average area per floor of 620 square meters and of 145 parking spaces. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline. The main tenants include Sideco Americana S.A., Goldman Sachs Argentina LLC, Empresa Argentina de Soluciones Satelitales S.A., Japan Bank for the International Cooperation, Gates Argentina S.A., Kandiko S.A. and Allergan Productos Farmacéuticos S.A.

Edificios Costeros, Dique IV, City of Buenos Aires. On August 29, 2001, we signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Celistics S.A., London Supply S.A.C.I.F.I., Banco Río de la Plata S.A. and Escuela Argentina de Marketing S.A.

Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a 7-story office building located in the office district of the city. We own the entire building and 70 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and Alto Palermo’s subsidiary, Tarshop S.A.

PAMSA-Dot Baires Offices. Pan American Mall S.A., a subsidiary of our subsidiary APSA, developed an office building with a gross leasable area of 11,241 square meters adjacent to Dot Baires Shopping. This building was opened in July 2010. As of June 30, 2011 the building’s occupancy rate was 85.9%. The principal tenants include General Electric International Inc., Metrogames, Mallinckrodt Medical Arg. Limited, Carrier and Boston Scientific Argentina S.A. After the end of the fiscal year, the occupancy rate of this building reached 100%.

Other office properties. We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps. 1.1 million in annual rental income for fiscal year 2011. Among these properties are Madero 942 (fully sold), Libertador 602 (fully sold), Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold), Reconquista 823/41 (fully sold), Av. de Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties.

Our portfolio of rental properties as of June 30, 2011 includes 4 non-shopping center leased properties that are leased as shops on streets, a lot in industrial premises, two undeveloped plots of land and other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Museo Renault, Thames and Solares de Santa María.

Terreno Catalinas Norte

On May 26, 2010, jointly with the Government of the City of Buenos Aires, we executed a deed of conveyance of title whereby we acquired a property located at Avenida Eduardo Madero 150, between Av. Córdoba and San Martín. The total price of the transaction was fixed in the amount of Ps. 95 million, Ps. 19 million of which were paid upon the execution of the preliminary sales agreement (on December 17, 2009), whereas the balance of Ps. 76 million was paid upon the execution of the deed on May 26, 2010.

Our Investment in Banco Hipotecario

As of June 30, 2011, we owned approximately 29.77% of Banco Hipotecario which represented 14.5% of our consolidated assets as of such date. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations and customers are located in Argentina where it operates a nationwide network of 49 branches and 18 sales offices.

Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2011, Banco Hipotecario ranked fifth in the Argentine financial system in terms of shareholders’ equity and therteenth in terms of total assets. As of June 30, 2011, Banco Hipotecario’s shareholders’ equity was Ps.3,068.1 million, its assets were Ps.12,102.8 million, and its net income was Ps.218.4 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I GDR program.

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

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2011, its portfolio of non-mortgage loans represented 76.2% of its total loan portfolio, compared to 62.8% as of June 30, 2010.

During the period ended June 30, 2011, Banco Hipotecario also experienced continued growth in deposits, including savings accounts and time deposits.

The following table sets forth Banco Hipotecario’s sources of funding as of the dates indicated.

	At June 30,		% Change
	2011	2010	2011/2010
	(in millions of Pesos, except for percentages)
Bonds(1)	1,847.6	2,336.5	(20,9)
Borrowings from Central Bank	12.5	17.1	(26,9)
Borrowings from bank and international entities	200.0	20.2	NA
Deposits	5,109.4	4,390.7	17.2
Total	7,169.5	6,764.5	6.0

(1) Excludes accrued interest.

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

Competition

Office and Other Non-Shopping Center Rental Properties

Substantially all of our office and other non-shopping center rentals are located in developed urban areas. There is a great number of office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate as well as the sale and rental price of the properties.

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

 The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location (1)	Gross leaseable area	Shops	National gross leaseable area (2)	% Shops (2)
			(sqm)		(%)	(%)
APSA
	Abasto de Buenos Aires	CABA	41,463	175	2.54%	2.93%
	Alto Palermo Shopping	CABA	18,701	144	1.15%	2.41%
	Buenos Aires Design(3)	CABA	13,786	62	0.84%	1.04%
	Dot Baires Shopping	CABA	49,526	153	3.03%	2.56%
	Paseo Alcorta(4)	CABA	52,466	112	3.21%	1.87%
	Patio Bullrich	CABA	11,742	83	0.72%	1.39%
	Córdoba Shopping(4)	Córdoba	22,185	105	1.36%	1.76%
	Alto Avellaneda(4)	GBA	67,543	145	4.14%	2.42%
	Soleil	GBA	14,033	74	0.86%	1.24%
	Mendoza Plaza Shopping(4)	Mendoza	40,659	150	2.49%	2.51%
	Alto Rosario (4)	Rosario	40,909	146	2.51%	2.44%
	Alto Noa(4)	Salta	19,001	92	1.16%	1.54%
	Subtotal		392,014	1,441	24.01%	24.11%
Cencosud S.A.
	Portal de Palermo(4)	CABA	32,252	36	1.98%	0.60%
	Portal de Madryn	Chubut	4,100	26	0.25%	0.43%
	Factory Parque Brown(4)	GBA	31,468	91	1.93%	1.52%
	Factory Quilmes(4)	GBA	40,405	47	2.48%	0.79%
	Factory San Martín(4)	GBA	35,672	31	2.19%	0.52%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	3.12%	2.19%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.68%	2.61%
	Portal Canning(4)	GBA	15,114	21	0.93%	0.35%
	Portal de Escobar(4)	GBA	31,995	31	1.96%	0.52%
	Portal Lomas(4)	GBA	32,883	50	2.01%	0.84%
	Unicenter Shopping(4)	GBA	94,279	287	5.78%	4.80%
	Portal de los Andes (4)	Mendoza	33,154	45	2.03%	0.75%
	Portal de la Patagonia(4)	Neuquén	33,468	94	2.05%	1.57%
	Portal de Rosario(4)	Rosario	66,361	182	4.07%	3.04%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.31%	1.57%
	Portal de Trelew (4)	Chubut	21,812	69	1.34%	1.15%
	Subtotal		586,290	1,381	35.95%	23.08%
Other Operators			653,944	3,158	40.07%	52.80%
Total			1,632,248	5,980	100%	100%

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

•          if due to the application of these provisions, the amount of the installment became higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the courts could decide on a case by case basis; and

•          pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

Under the Argentine Civil Code and Lease Law No. 23, 091, lease terms may not exceed ten years, except for leases regulated by Law No. 25,248 (which provides that real estate leases containing purchase options–leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.

Despite this restriction, in November 2007, the Courts authorized Alto Palermo to enter into a lease agreement with Wal-Mart Argentina SRL for a term of 30 years. This exception was authorized taking into consideration the size of the investment required and the time necessary to recoup this investment.

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

While current Argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income. The Argentine Civil and Commercial Procedure Code enables the lessor to pursue what is known as an “executory proceeding” upon lessees’ failure to pay rent. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the debt instrument itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil Code enables judges to summon tenants who fall two months in arrears to vacate the property they are renting within 10 days of having received notice to such effect. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

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

Buenos Aires Building Code. The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the city of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services (Secretaría de Obras y Servicios Públicos) of architectural plans for review, to assure compliance therewith.

We believe that all of our real estate properties are in material compliance with all relevant laws, ordinances and regulations.

Sales and Ownership

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/1985, imposes a series of requirements on contracts for the sale of subdivided real estate property regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment of such price. The provisions of this law require, among other things:

•          the registration of the intention to sell the property in subdivided plots in the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration will only be possible with regard to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots. However, creditors may be judicially compelled to agree to the division;

•          the preliminary registration with the Real Estate Registry of the purchase instrument within 30 days of execution of the agreements.

Once the property is registered, the installment sale may not occur in a manner inconsistent with the Real Estate Installment Sales Act, unless seller registers its decision to desist from the sale in installments with the Real Estate Registry. In the event of a dispute over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the purchase instrument with the Real Estate Registry will obtain the deed to the plot. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

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

Consumer Protection Law. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers in the arrangement and execution of contracts. The Consumer Protection Law purports to prevent potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread. As a result, the Consumer Protection Law deems void and unenforceable certain contractual provisions in consumer contracts, including those which contain:

•          warranty and liability disclaimers;

•          a waiver of consumer rights;

•          an extension of seller rights; and

•          the shifting of the burden of proof against consumers.

In addition, the Consumer Protection Law imposes penalties ranging from fines to closing down of establishments in order to induce compliance from sellers.

The Consumer Protection Law defines consumers or users, as the individuals or legal entities that (i) acquire or use goods or services free of charge or for a price for their own final use and benefit or that of their family or social group, including the acquisition of rights on a time-share leasing, country club, or private cemetery, among others, (ii) though not being party to a consumer relationship, as a result thereof acquire or use goods or services for their own final use or that of their family or social group and (iii) are otherwise exposed to a consumer relationship.

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

Buildings Law. Buildings Law No. 19,724, as amended, sets forth a regime for the construction of buildings for subsequent subdivision into condominium (Propiedad Horizontal). Under this law, developers must inform potential purchasers of their intention to sell the building as a condominium, as well as of all sale conditions, and the size of each unit in relation to the whole building. The sale of these units is subject to subdivision approval and in order to be included in Buildings Law regime must be registered with the Real Estate Registry (Registro de la Propiedad Inmueble). This law also states that, in the event that construction is not completed, all amounts already deposited must be repaid to the purchasers. All intervening parties are jointly and severally liable to reimburse all amounts deposited or paid by the purchasers. All agreements entered into with the purchasers shall be filed with the relevant real estate registry.

Mortgage Regulation. The Argentine Civil Code regulates mortgages both as a contract and as a right over property. There are no special provisions in the Civil Code aimed at protecting mortgagors. Any agreement entered into by a mortgagor and a mortgagee at time of execution of the mortgage or prior to the default of the mortgagor allowing the mortgagee to recover the property without a public auction of the property will not be enforced by the courts as it is contrary to Argentine public policy.

Until the enactment of Trust Law No. 24,441, the only procedure available to collect unpaid amounts secured by a mortgage was a proceeding regulated by the Civil and Commercial Procedure Code. The heavy caseload on the courts that hear such matters usually delays the proceeding, which currently takes 1 to 2 years to be completed.

Title V of Trust Law No. 24,441 institutes a new procedure which may expedite collection of unpaid amounts secured by a mortgage. To be applicable, the new rules, which allow an out-of-court auction, need to be expressly agreed to by the parties in the mortgage contract.

Currently, we include in our mortgages a clause enabling the enforcement of Law No. 24,441. However, there can be no assurance that such collection provisions will accelerate the recovery of unpaid amounts under mortgage guarantees.

The Argentine Government has tried to avoid the massive foreclosure of mortgages since the 2001 crisis. The Public Emergency Law, as amended, established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement procedures, including the enforcement of mortgages and pledges, regardless of their origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) were suspended for a period of 180 days from the law’s effective date. Such period was extended for 180 additional days by law Nº 25,589 and afterwards for 90 additional days by Law No. 25,640 dated September 2002, expiring on February 2003.

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

On November 6, 2003 Law No. 25,798 was enacted. It established a mechanism to reschedule debts resulting from unpaid mortgages, by creating a trust (financed by the Argentine Government) which would purchase the mortgage debts and reschedule the maturity date thereof. Financial institutions were afforded until June 22, 2004 to accept said terms. This law was partially modified by Law No. 25,908 (enacted on July 13, 2004) which included various conditions referring to the incorporation into this system of the mortgage loans that were in judicial or private execution proceedings. The parties to secured loan agreements were given a term to express their adhesion to this system. This term was extended twice first by Decree No. 352/2004 for a period of sixty days and then by Law No. 26,062 effective as of November 4, 2005, which extended the foreclosures suspension for an additional 120 days, which was again extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103.

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

•          if due to the application of these provisions, the amount of the installment became higher or lower than the amount at the moment of the payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the courts could decide on a case by case basis; and

•          pursuant to Decree No. 117/2004 and Law No. 25,796 that amends Law No. 25,713, the CVS became unenforceable since April 1, 2004.

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

Credit Cards Law. Law No. 25,065, amended by Law No. 26,010 and Law No. 26,361, regulates different aspects of the business known as “credit card system.” The regulations impose minimum contractual contents and the approval thereof by the Industry, Commerce and Mining Secretary (Secretaría de Industria, Comercio y Minería de la Nación), as well as the limitations on the interest to be collected from users and the commissions charged to the stores adhering to the system. The Credit Card Law applies to banking and non-banking cards, such as “Tarjeta Shopping” issued by Tarshop.

Antitrust Law. Law No. 25,156, as amended, prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies which exceed the accumulated sales volume of Ps.200.0 million in Argentina; then the respective concentration should be submitted for approval to the Comisión Nacional de Defensa de la Competencia, or Antitrust Authority. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the Antitrust Authority may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps.20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12-month period exceed in the aggregate Ps.20.0 million or Ps.60.0 million during the last 36 months, these transactions must be notified to the Antitrust Authority.

As the consolidated annual sales volume of Alto Palermo and us exceed Ps.200.0 million, we should give notice to the Antitrust Authority of any concentration provided for by the Antitrust Law.

Environmental Law. Our activities are subject to a number of national, provincial and municipal environmental provisions. Section 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

On November 6, 2009, the Argentine Congress passed Law No. 25,675. Such law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals.

Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of compensation in lieu thereof. Such Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and legal entities.

On August 6, 2009, the Comisión Nacional de Valores issued General Resolution No. 559/2009 (“General Resolution No. 559/2009”) providing for the rules applicable to listed companies whose corporate purpose comprise activities regarded as risky for the environment, in order to keep the shareholders, investors and the general public informed about the fulfillment of current environmental regulations. As of the date hereof, such Resolution has not been regulated as provided for therein.

For more information see "Risk Factors —Risk related to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future."

 C. Organizational Structure

The following is our organizational chart showing our principal subsidiaries, as of June 30, 2011

(1)	23.66% owned by Intercontinental Hotels Corporation.
(2)	50% owned by the Sutton Group.
(3)	20% owned by Hoteles Sheraton de Argentina.

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2011.

Subsidiary	Activity	Country of incorporation	Ownership percentage(1)
Ritelco S.A.	Investment	Uruguay	100%
Palermo Invest S.A.	Investment	Argentina	100%
Solares de Santa María S.A.	Real estate	Argentina	100%
Cyrsa S.A.(3)	Real estate	Argentina	50%
Inversora Bolivar S.A.	Real estate	Argentina	100%
Quality Invest S.A. (4)	Real estate	Argentina	50%
E-Commerce Latina S.A.	Investment	Argentina	100%
Tyrus S.A.	Investment	Uruguay	100%
Canteras Natal Crespo S.A.(2)	Real estate	Argentina	50%
Nuevas Fronteras S.A.	Hotel	Argentina	76.34%
Hoteles Argentinos S.A.	Hotel	Argentina	80%
Llao Llao Resorts S.A.	Hotel	Argentina	50%
Alto Palermo S.A.	Shopping Center	Argentina	94.89%
Unicity S.A.	Investment	Argentina	100%

(1)   Includes direct and indirect ownership
(2)   We have joint control of Canteras Natal Crespo S.A., a land reserve for a future development, with Euromayor S.A.
(3)   We have joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões.
(4)   We have joint control with EFESUL S.A..

We have a significant interest in Banco Hipotecario, an Argentine company organized under Argentine Law engaged in banking activity. As of June 30, 2011, we owned directly and indirectly 29.77% (without considering treasury shares) of Banco Hipotecario. Also, as of June 30, 2011, the voting power held by us directly and indirectly in Banco Hipotecario was 46.46%.

D. Property, Plant and Equipment

Property

As of June 30, 2011, most of our property (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector and shopping centers) was located in Argentina. We lease our headquarters, located at Bolívar 108, C1066AAD Buenos Aires, Argentina, pursuant to a lease agreement that expires on February 28, 2014. We do not currently lease any material properties other than our headquarters.

The following table sets forth certain information about our properties as of June 30, 2011:

Property (9)(11)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (10)
Intercontinental Plaza(3)	11/18/97	22,535	City of Buenos Aires	78,394	-	-	-	-	-	Office Rental	96.0%
Dot Building (4)	11/28/06	11.242	City of Buenos Aires	105,143	-	-	-	-	-	Office Rental	85.9%
Bouchard 710	06/01/05	15,014	City of Buenos Aires	64,277	-	-	-	-	-	Office Rental	92.5%
Bouchard 551	03/15/07	23,378	City of Buenos Aires	148,242	-	-	-	-	-	Office Rental	90.6%
Libertador 498	12/20/95	3,094	City of Buenos Aires	12,024	-	-	-	-	-	Office Rental	100.0%
Maipú 1300	09/28/95	10,280	City of Buenos Aires	36,904	-	-	-	-	-	Office Rental	100.0%
Madero 1020	12/21/95	101	City of Buenos Aires	197	-	-	-	-	-	Office Rental	100.0%
Suipacha 652/64	11/22/91	11,453	City of Buenos Aires	10,484	Mortgage(6)	-	-	-	-	Office Rental	95.0%
Costeros Dique IV	08/29/01	5,437	City of Buenos Aires	18,523	-	-	-	-	-	Office Rental	100.0%
Edificio República	04/28/08	19,884	City of Buenos Aires	215,535	Mortgage	55.2	Abr-13	27.6	annual nominal 12% over balances	Office Rental	85.5%
Dique IV, Juana Manso 295	12/02/97	11,298	City of Buenos Aires	62,218	-	-	-	-	-	Office Rental	91.7%
Av. De Mayo 595/99	08/19/92	1,958	City of Buenos Aires	4,255	-	-	-	-	-	Office Rental	100.0%
Rivadavia 2768	09/19/91	274	City of Buenos Aires	191	-	-	-	-	-	Office Rental	0.0%
Sarmiento 517	01/12/94	39	City of Buenos Aires	244	-	-	-	-	-	Office Rental	0.0%
Constitución 1111	06/16/94	312	City of Buenos Aires	854	-	-	-	-	-	Commercial Rental	0.0%
Torre Bank Boston	08/27/07	14,873	City of Buenos Aires	152,498	-	-	-	-	-	Office Rental	78.3%
Museo Renault	12/06/07	1,275	City of Buenos Aires	4,692	-	-	-	-	-	Commercial Rental	0.0%
Santa María del Plata	07/10/97	60,100	City of Buenos Aires	12,508	-	-	-	-	-	Others Rentals	100.0%
Thames(3)	11/01/97	33,191	Province of Buenos Aires	3,897	-	-	-	-	-	Others Rentals	0.0%
Constitución 1159	01/16/94	2,072	City of Buenos Aires	6,387	-	-	--	--	-	Others Rentals	100.0%
Terreno Catalinas Norte	12/17/2009	N/A	City of Buenos Aires	102,666	-	-	-	-	-	Others Rentals	N/A
Predio San Martín	12/17/2009	80,028	City and Province of Bs. As.	69,994	Mortgage	94.9	May-14	31.6	7.5%	Others Rentals	100.0%
Other Properties(7)	N/A	N/A	City and Province of Bs. As.	3,067	Mortgage	-	-	-	-	Office Rentals	N/A

Property (9)(11)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (10)
Alto Palermo Shopping(4)	11/23/97	18,701	City of Buenos Aires	280,946	-	-	-	-	-	Shopping Center	99.6%
Abasto(4)	07/17/94	37,622	City of Buenos Aires	327,531	-	-	-	-	-	Shopping Center	99.8%
Alto Avellaneda(4)	12/23/97	36,589	City of Avellaneda	172,135	-	-	-	-	-	Shopping Center	96.0%
Paseo Alcorta(4)	06/06/97	13,816	City of Buenos Aires	133,979	-	-	-	-	-	Shopping Center	98.4%
Patio Bullrich(4)	10/01/98	11,742	City of Buenos Aires	137,572	-	-	-	-	-	Shopping Center	100.0%
Alto Noa(4)	03/29/95	19,001	City of Salta	41,813	-	-	-	-	-	Shopping Center	99.7%
Buenos Aires Design(4)	11/18/97	13,786	City of Buenos Aires	17,659	-	-	-	-	-	Shopping Center	98.6%
Alto Rosario Shopping (4)	11/09/04	28,648	City of Rosario	141,034	-	-	-	-	-	Shopping Center	95.0%
Mendoza Plaza Shopping (4)	12/02/94	40,659	City of Mendoza	124,377	-	-	-	-	-	Shopping Center	92.6%
Córdoba Shopping Villa Cabrera(4)	12/31/06	15,203	City of Córdoba	79,887	Anticresis	-	-	-	-	Shopping Center	97.7%
Dot Baires Shopping (4)	12/01/06	49,526	City of Buenos Aires	492,799	-	-	-	-	-	Shopping Center	99.6%
Neuquén Project(4)	07/06/99	N/A	Province of Neuquén	17,063	-	-	-	-	-	Shopping Center (in construction)	N/A
Soleil(4)	07/06/99	14,033	Province of Buenos Aires	68,715	Mortage	55.9	Jul-17	51.8	5%	Shopping Center (in construction)	91.9%
Abril/Baldovinos	01/03/95	1,408,905	Province of Buenos Aires	1,085	-	-	-	-	-	Residential Communities	N/A
El Encuentro	11/18/97	125,889	Province of Buenos Aires	5,918	-	-	-	-	-	Residential Communities	N/A
Puerto Retiro(3)	05/18/97	82,051	City of Buenos Aires	54,370	-	-	-	-	-	Land Reserve	N/A
Terreno Baicom	12/23/2009	6,905	City of Buenos Aires	4,459	-	-	-	-	-	Land Reserve	N/A
Santa María del Plata	07/10/97	715,951	City of Buenos Aires	158,742	-	-	-	-	-	Land Reserve	N/A
Terreno Torres de Rosario (4)	04/30/99	31,000	City of Rosario	25,511	-	-	-	-	-	Land Reserve	N/A
Canteras Natal Crespo	07/27/05	4,300,000	Province of Córdoba	5,779	-	-	-	-	-	Land Reserve	N/A
Patio Olmos (4)	09/25/07	5,147	Province of Córdoba	33,475	-	-	-	-	-	City of Buenos Aires	N/A
Others Reserves of Land(5)	N/A	14,384,077	City and Province of Buenos Aires	137,666	-	-	-	-	-	Land Reserve	N/A

Property (9)(11)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (10)
Residential apartments, communities and others(8)	N/A	N/A	City and Province of Bs.As.	312,708	-	-	-	-	-	Residential apartments and others	N/A
Hotel Llao Llao	06/01/97	24,000	City of Bariloche	75,207	-	-	-	-	-	Hotel	49.7%
Hotel Intercontinental (3)	11/01/97	37,600	City of Buenos Aires	52,288	-	-	-	-	-	Hotel	78.2%
Hotel Sheraton Libertador	03/01/98	17,463	City of Buenos Aires	41,091	-	-	-	-	-	Hotel	87.4%
Bariloche Plot of Land	12/01/06	N/A	Province of Rio Negro	21,900	Mortgage	-	-	-	-	Hotel	N/A

(1)   Total leasable area for each property. Excludes common areas and parking spaces.

(2)   Cost of acquisition or development (adjusted as discussed in Note 2.c. to the consolidated audited financial statements), plus improvements, less accumulated depreciation, less allowances.

(3)   Through IBSA.

(4)   Through Alto Palermo.

(5)   Includes the following land reserves: Pilar and Torre Jardín IV plot of land, Pontevedra plot; Isla Sirgadero; Mariano Acosta, Intercontinental Plaza II, advance purchase San Luis and Merlo (through SRSA), Zetol and Vista al Muelle (through Liveck) and Caballito plot of land, the air space Coto project, C. Gardel 3128/34, Agüero 596, Zelaya 3102 and Conil (through Alto Palermo).

(6)   As security for compliance with the construction of the future building to be constructed in a plot of land in Vicente Lopez, Province or Buenos Aires and transfer of the future units, the company’s property located at Suipacha 652 was mortgaged.

(7)   Includes the following properties: Abril and Alto Palermo Park.

(8)   Includes the following properties: Torres Renoir I, Torres Jardín, Edificios Cruceros, San Martín de Tours, Rivadavia 2768, rights for residential units to be received Terreno Caballito (TGLT) and Caballito nuevo.

(9)   All assets are owned by us or through any our subsidiary.

(10) Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.

(11) Does not include properties held outside of Argentina through our investments in Metropolitan, Rigby, Hersha and Liveck.

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

A. Operating Results

Evolution of our Business Segments

Shopping Centers

The profitability of our shopping center business is highly sensitive to consumer spending, overall GDP growth in Argentina and availability of financing. The contraction in consumer spending and the greater reliance on informal and low quality products that characterized the Argentine economy during the crisis has been significantly lessened along with an increase in GDP growth. This economic reactivation has increased the revenues of Alto Palermo, our subsidiary engaged in shopping center ownership and operation. During the fiscal years ended June 30, 2009, 2010 and 2011, our shopping center revenues were Ps. 396.7 million, Ps. 518.4 million and Ps. 674.8 million, respectively.

Development and Sale of Properties

Demand for new residential units is influenced by a number of factors, including employment rates, short-term and long-term interest rates, availability of government-sponsored and private mortgage financing programs and products, consumer confidence, governmental policies, demographic factors and, to a lesser extent, changes in property taxes, energy costs and federal income tax rates. In addition, the feasibility of developing and marketing new residential units depends on a number of factors such as the inventory of existing units, zoning restrictions, government policies, cost and availability of land, construction and sales costs and the availability of financing on reasonable terms, among other factors. At the time of the Argentine crisis in 2001 and 2002, residential sales came to a virtual standstill and real estate prices fell sharply. During the last five years, the market has begun to recover gradually. This continuing market stabilization accounts for much of the revenue increase in our Development and Sale of Properties segment. During the fiscal years ended June 30, 2009, 2010 and 2011, our Development and Sale of Properties segment had revenues of Ps.  280.4   million, Ps.  225.6   million and Ps. 341.1million, respectively.

Office and Other Non-Shopping Center Rental Properties

The profitability of Offices and Other Non-Shopping Center Rental Properties segment is similarly affected by the macroeconomic factors described above. Favorable market conditions are also closely related to levels of vacancy and to the price at which we can lease our premises which in turn affect our revenues in this segment. During the 2001 Argentine economic crisis and its aftermath, few development projects were built in Argentina. However, demand for office space and rental properties has increased substantially during the last five years, significantly raising prices. During the fiscal years ended June 30, 2009, 2010 and 2011, our Offices and Other Non-Shopping Center Rental Properties segment had revenues of Ps.  147.7 million, Ps.  154.2   million and Ps.  164.6   million, respectively.

Hotels

The revenues from our hotel business are also highly sensitive to market conditions. For example, the devaluation of the Peso following the repeal of the Convertibility Law made Argentina a less expensive, and therefore a more attractive, tourist destination, significantly increasing the influx of foreign tourists. The appreciation of foreign currency also rendered domestic travel destinations more appealing to the Argentines, many of whom replaced foreign travel with local travel. During fiscal years ended June 30, 2009, 2010 and 2011, our Hotels segment had revenues of Ps.  158.8 million, Ps. 159.9 million and Ps. 192.9 million, respectively.

                Financial Operations and Others

As of June 30, 2011 we owned approximately 29.77% of Banco Hipotecario’s capital stock, Argentina’s leading mortgage lender and provider of mortgage-related insurance and mortgage loan services. Banco Hipotecario restructured its financial debt in 2004 and has recorded attractive results from its operations since then. For the fiscal years ended June 30, 2009, 2010 and 2011, our investment in Banco Hipotecario generated a gain of Ps. 142.1 million, Ps. 151.6 million and Ps. 76.7 million, respectively.

Variability of Results

Income derived from the lease of office space and retail stores and sales of properties are the two core sources of our income. The historical results of our operations have varied over different periods based on the prevailing opportunities in connection with the sale of properties. No assurance can be given that our results will not continue to be influenced by the periodical sale of properties.

Critical Accounting Policies and Estimates

In connection with the preparation of our financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

•          business combinations;

•          fixed assets, net;

•          provision for allowances and contingencies;

•          impairment of long-lived assets;

•          deferred income tax;

•          minimum presumed income tax (“MPIT”); and

•          negative goodwill, net.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles used in Argentina and the regulations of the Comisión Nacional de Valores which differ in certain significant respects from generally accepted accounting principles in the United States of America.

Business combinations

Significant acquisitions are accounted for under the purchase method of accounting. Under the purchase method, the purchase price is allocated to tangible and intangible assets and liabilities based on their respective fair values in accordance with the provisions of RT No. 18. In making estimates of fair values, management utilizes a number of various sources.

When we acquire properties, for fair value estimation purposes, we also consider information about each property obtained as a result of pre-acquisition due diligence, marketing and leasing activities. We allocate a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally we determine the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining noncancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management utilizes independent sources or management's determination of the relative fair values of the respective in-place lease values. Our estimates are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. We also estimate costs to execute similar leases including leasing commissions, legal expenses and other related costs. Other intangible assets acquired may include tenant relationships which are valued based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the respective tenant. We have not identified any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset. As far as banking operations are concerned, identifiable intangible assets, comprised of core deposit intangibles and customer relationship intangibles, represent the net present value of the future economy.

In some instances, the determination of fair values requires management to make significant assumptions with respect to the timing and amount of future revenues and expenses associated with an asset. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

Fixed Assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers), hotels and other property and equipment held for use by us.

Rental properties (including shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.c. to the Consolidated Financial Statements), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or loss is recognized. We capitalize financial costs (interest and foreign exchange differences) on long-term construction projects. Capitalized financial costs amounted to Ps. 1.7 million, Ps. 5.3 million and Ps.86.5 million for the years ended June 30,  2011, 2010 and 2009, respectively, mainly in connection with the construction of Shopping Neuquén, Dot Baires Shopping, Shopping Alto Rosario and Dique IV.

During the years ended June 30, 2002, 2003 and 2005 we recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item "Gain from operations and holdings of real estate assets, net" in the Consolidated Statements of Income. The balance of allowance for impairment of fixed assets amounts to Ps.2.5 million, Ps.3.5 million and Ps.3.9 million for the years ended June 30, 2011, 2010 and 2009, respectively.

Other property and equipment

Other property and equipment are carried at cost (adjusted for inflation as described in Note 2.C to the Consolidated Financial Statements), less accumulated depreciation at the end of the year.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
- Properties:
Office buildings	Between 20 and 45
Shopping centers	Between 16 and 31
Hotels	Between 14 and 24
Other	Between 16 and 50
- Leasehold improvements	3
- Facilities	10
- Furniture and fixtures	Between 3 and 10
- Vehicles	5
- Computer equipment	3
- Software	3
-Machinery and equipment	10

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

We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, our estimate of the outcomes of these matters and our lawyers’ written reports. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have material effect on our future results of operations and financial condition or liquidity.

We believe that this accounting policy is a “critical accounting policy” because if the future conditions were materially different from the assumptions used to make the assessments, it might cause a material effect on our consolidated financial statements. See note 3.r to our audited financial statements included elsewhere in this annual report.

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

•          We believe that the accounting estimate related to deferred income tax is a “critical accounting estimate” because:

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

•          the accounting for a mortgage payable with no stated interest rate;

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

•          the escalation of revenue from rental under straight-line method or over the term of the leases;

•          the deferral of certain revenues from life and disability insurance and origination fees;

•          the amortization of fees related to the Senior Notes;

•          the derecognition of the put option for the sale of shares of Metropolitan;

•          the differences between the price-level restated amounts of assets and liabilities and their historical basis, that under Argentine GAAP, are treated as permanent differences in accounting for deferred income tax calculation purposes while under U.S. GAAP are treated as temporary differences;

•          the effect of the reversal of capitalized exchange differences;

•          Adquisition of non controlling intrest;

•          the effects on deferred income tax of the foregoing taxes of the above-mentioned reconciling items, as appropriate; and

•          the effect on minority interest of the above-mentioned reconciling items, as appropriate.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 25 to our audited consolidated financial statements included elsewhere in this annual report.

Net income under Argentine GAAP for the years ended June 30, 2009, 2010 and 2011 was approximately a gain of Ps. 158.6 million, Ps. 334.5 million and Ps. 282.1 million, respectively, compared to approximately a gain of Ps 6.6 million Ps 382.9 million and Ps. 400.2 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2010 and 2011, was Ps. 2,403.0 million and Ps 2,481.8 million, respectively, compared to Ps 2,196.5 million and Ps. 2,179.7 million, respectively, under U.S. GAAP.

Overview

We are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

•          the acquisition, development and operation of shopping centers, including consumer finance activities,

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

Argentine Macroeconomic Environment

As a result of the four-year recession that came to a close in the second quarter of 2002, the Argentine economy was dramatically weakened. The current account deficit and the budget deficit, together with the rigidity of its foreign exchange rate system (known as the convertibility regime), the country’s excessive reliance on foreign capital and its mounting external debt resulted in a deep contraction of the economy and in a banking and fiscal crisis when capital started to leave the country. Between December 2001 and January 2002, Argentina abolished the fixed parity between the Peso and the U.S. Dollar, rescheduled bank deposits, converted dollar denominated debts into pesos, and suspended payment on a significant portion of its public debt. In April 2002, the economy started its path to stabilization and realized a clear improvement during the second half of the year, mainly as a result of expanding exports and decreasing imports.

In May 2003, Argentina’s political environment was reorganized when Néstor Kirchner took office as president. Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes. Social indicators also improved. During 2004 and 2005, the Argentine economy continued to grow. In June 2005, the Argentine government completed a restructuring of a substantial portion of the federal government’s public debt, which had been in default since December 2001. Argentina reduced the outstanding principal amount of its public debt from US$191.3 billion to US$126.6 billion and negotiated lower interest rates and extended payment terms.

In 2008, the global economy deteriorated significantly as a consequence of the subprime mortgage crisis. Thus, Argentina was faced with a global economic downturn and a drop in the level of activity that delayed the pace of growth. In 2008, inflation measured by the Wholesale Price Index (“IPIM”) was 12.85%, the Peso depreciated against the U.S. Dollar by 8.97% and GDP increased by 4.05%.

The years 2009 and 2010 saw signs of an economic recovery on a global level, including increases in the level of activity in certain advanced economies, a reduction in unemployment and improvements in housing prices in the United States. Many currencies during this period appreciated against the U.S. Dollar, particularly those of Argentina’s commercial partners, and the flow of capital to developing countries increased, improving Argentina’s ability to pay the balance of its debt. In addition, local consumption grew during this period, driven by an increase in consumer financing.

In 2009, inflation measured by IPIM was 7.06%, the Peso depreciated against the U.S. Dollar by 9.5% and GDP increased by 2.61%. In 2010, inflation measured by IPIM was 14.57%, the Peso depreciated against the U.S. Dollar by 4.5% and GDP increased by 9.2%.

The Argentine GDP resumed the strong growth path that was interrupted in 2009, showing an increase of 9.2% in 2010, according to the Argentine Institute of Statistics and Censuses (“INDEC”). In 2011, the same positive trend in the level of activity has been noted. For the first half of 2011, the Monthly Economic Activity Estimator (” EMAE”), which is used to predict the GDP, rose 8.9% compared to the corrisponding period of the prior year. With respect to inflation, the INDEC’s measurements indicate that accumulated inflation for the first half of 2011 is approximately 5.5%.

The table below shows Argentina’s GDP growth, inflation, dollar exchange rates and the appreciation (devalution) of the Peso against the U.S. Dollar for the indicated periods.

	Fiscal year ended June 30,
	2009	2010	2011
Real GDP growth	(4.1)%	3.0%	9.14%
Inflation (IPIM)(1)	5.4%	15.2%	12.5%
Inflation (CPI)(2)	5.3%	11.0%	9.67%
Appreciation (depreciation) of the Peso against the U.S. Dollar	(20.5)%	(3.4)%	(4.33)%
Exhange rate per US$1.00 as of the end of the year	Ps.3.7770	Ps.3.9110	Ps.4.0900
Average exchange rate per US$1.00(3)	Ps.3.3862	Ps.3.8255	Ps.3.9805

(1)	IPIM is the wholesale price index as measured by the Argentine Ministry of Economy and Production.
(2)	CPI is the consumer price index as measured by the Argentine Ministry of Economy and Production.
(3)	Represents average month-end closing exchange rates.
Sources:	INDEC, Argentine Ministry of Economy and Production, Banco de la Nación Argentina.

Although Argentina’s economy has recovered significantly from the crisis of 2002, the effects of the global economic slow-down on Argentina cannot be predicted. We cannot assure you that the favorable economic conditions that Argentina has experienced in recent years will continue. See Item 3 (d) “Risk Factors—Risks Related to Argentina.”

Factors that Affect our Results

Effects of the Argentine macroeconomic environment

Most of our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon the economic conditions prevailing in Argentina.

Changes in short- and long-term interest rates, unemployment and inflation may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping centers, as well as reduceing economic activity and increase vacancy in our buildings and hotels.

Over the past three fiscal years, there has been a considerable improvement in private consumption and in the grant of loans to consumers, mainly due to a environment of relative stability, which has led to increased revenues in our three business segments.

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period, inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002, published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008	9.3%	13.8%
2009	5.3%	5.4%
2010	11.0%	15.2%
2011	9.7%	12.5%

An increase in inflationary risk may erode our present macroeconomic stability, causing a negative impact on our operations. The IPIM increased by 8.48% in the first eight months of 2011, and the Consumer Price Index increased 5.63% in the same period.

Additionally, the minimum lease amounts paid by tenants in our shopping centers are generally adjusted in accordance with the coeficiente de estabilización de referencia (stabilization index, or “CER”), an inflation index published by the Central Bank. Although higher inflation rates in Argentina may increase the minimum lease amount, given that tenants tend to pass on any increases in their own expenses to consumers, higher inflation may lead to increased sale prices charged by tenants for their products, which will ultimately reduce their sales volumes and consequently the portion of rent we receive based on their total sales.

Seasonality

Our Shopping Center business is subject to seasonality, which affects the sales level of our tenants. During the summer holiday season (January and February) APSA’s tenants experience their lowest sales levels, compared to the winter holidays (July) and the month of December (Christmas) when APSAs tenants tend to reach their peak sales figures. Clothes and footwear tenants usually change their collections in spring and autumn, which has a positive effect on shopping sales. Discount sales at the end of each season also impact our business.

Effects of interest rate fluctuations

Most of our U.S. Dollar denominated debt accrues interest at a fixed rate. An increase in interest rates will not necessary result in a significant increase in our financial costs and may not materially affect our financial condition or our results of operations.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. Dollars. Therefore, a devaluation of the Argentine Peso against the U.S. Dollar would increase our indebtedness measured in Pesos and materially affect our results of operations. Foreign currency exchange rate fluctuations significantly increase the risk of default on our mortgages and lease receivables. Since many of our customers have their cash flows in Pesos, a fluctuation in the exchange rate may increase their U.S. Dollar-denominated liabilities. Foreign currency exchange restrictions that may be imposed by the Argentine Government could prevent or restrict our access to U.S. Dollars, affecting our ability to service our U.S. Dollar denominated liabilities.

Factors Affecting Comparability of our Results

Recent Sale of 80% of our Consumer Financing Business

In recent years, we have operated an important consumer financing business through our subsidiary Metroshop and our affiliate Tarshop. For the fiscal years ended June 30, 2008, 2009 and 2010, this consumer financing business represented 45.5%, 36.9% and 33.8%, respectively, of APSA’s revenues. In December 2009, we entered into an agreement for the sale of 80% of Tarshop’s stock to Banco Hipotecario, our equity investee, for US$26.8 million. On August 30, 2010, the Central Bank notified Banco Hipotecario of the approval of the transaction, and the transaction was closed on September 13, 2010. Immediately after the sale, our interest in Tarshop was reduced to 20% of its capital stock. Because we sold 80% of Tarshop in September 2010, our results for fiscal year 2011 and subsequent years will not be comparable to our results in past fiscal years. See “Summary—Unaudited Pro Forma Financial Information.”

Business Segment Reporting

We have determined that our reportable segments are those based on our method of internal reporting. Accordingly, we have six reportable segments. These segments are: “Development and sale of properties”, “Offices and other non-shopping center rental properties”, “Shopping centers”, “Hotels”, “Consumer financing”, and “Financial transactions and other.”

A general description of each segment follows:

Development and sale of properties. This segment includes the operating results of construction and/or sale of buildings business.

Offices and other non-shopping center rental properties. This segment includes the operating results from our lease and service revenues for offices and other non-shopping center rental properties, received from tenants.

Shopping Centers. This segment includes the operating results from the shopping center business, principally consisting of lease and service revenues from tenants.

Hotels. This segment includes the operating results of our hotels principally comprised of room service, catering service and restaurant revenues.

Consumer Financing. It includes the results from the management of the credit portfolio by the companies Tarshop S.A. and Metroshop S.A. As of September 1st, 2010, this segment no longer consolidates whith our financial statements, remaining scarse activity in this segment.

Financial transactions and other. This segment primarily includes any income/(loss) relating to and/or arising from securities-related transactions and other businesses. This segment also includes the results from related companies associated with the banking business.

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

Administrative expenses directly attributable to the Shopping centers, Consumer financing and Hotels segments are allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the Development and sale  of properties segment and the Offices and Other Non-Shopping Center Rental Properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 40.6% and 59.4% of administrative expenses (excluding expenses directly attributable to the Shopping centers, Consumer financing and Hotels segments) are allocated to the Development and sale of properties segment and to the Offices and Other Non-Shopping Center Rental Properties segment, respectively.

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

Allocation of other income and expenses

The Shopping centers, Consumer Financing and Hotels segments each manage their expenses individually. The results generated by such operations are directly allocated to these segments. The remaining expenses are shown in the Financial transactions and other segment since they are not specifically generated by any other separate segment.

Allocation of Income tax and minimum presumed income tax

Income tax and the respective minimum presumed income tax are allocated to the segment that generates them.

Allocation of minority interest

Minority interests are allocated to the respective segments that generate them.

The following tables show certain operating data by business segment:

As of and for year ended June 30, 2011	Development and sale of properties	Office and other non-shopping center rental properties (1)	Shopping centers	Hotels	Consumer Financing	Financial transactions and other	Total
	(in thousands of Ps.)
Consolidated Income Statement data
Revenues	341,074	164,618	674,779	192,883	68,576	-	1,441,930
Costs	(244,764)	(32,559)	(181,473)	(119,471)	(22,488)	-	(600,755)
Gross profit	96,310	132,059	493,306	73,412	46,088	-	841,175
Selling expenses	(15,396)	(5,283)	(40,229)	(20,923)	(24,873)	-	(106,704)
Administrative expenses	(41,425)	(43,734)	(67,935)	(40,318)	(6,947)	-	(200,359)
Gain from recognition of inventories at net realizable value	45,442	-	-	-	-	-	45,442
Net income from retained interest in securitized receivables	-	-	-	-	4,707	-	4,707
Gain from operations and holding of real estate assets, net	128	1,012	-	-	-	-	1,140
Operating income	85,059	84,054	385,142	12,171	18,975	-	585,401
Amortization of negative goodwill, net	981	725	15,621	-	100	-	17,427
Financial results, net	(16,714)	(38,369)	(121,991)	(11,326)	(26,820)	(67,026)	(282,246)
Gain on equity investeees	443	-	41	9,682	9,298	118,956	138,420
Other income and expenses, net	(1,621)	-	(2,745)	1,040	9,245	(20,528)	(14,609)
Gain before tax and minority interest	68,148	46,410	276,068	11,567	10,798	31,402	444,393
Income tax and minimum presumed income tax	(23,852)	(16,244)	(91,959)	(7,046)	5,212	29,365	(104,524)
Minority interest	768	-	(39,374)	(19,161)	-	2	(57,765)
Net Income, for the year	45,064	30,166	144,735	(14,640)	16,010	60,769	282,104

Gross margin (2)	0.28	0.80	0.73	0.38	0.67	-	0.58
Operating margin (3)	0.25	0.51	0.57	0.06	0.28	-	0.41
Net margin (4)	0.13	0.18	0.21	(0.08)	0.23	-	0.20

Depreciations and amortizations (5)	200	24,155	132,027	14,269	902	-	171,553

Consolidated Balance Sheet data
Operating assets	671,738	1,367,767	2,413,943	202,633	26,198	367,427	5,049,706
Non-operating assets	40,754	44,846	(175,462)	36,913	22,510	1,296,043	1,265,604
Total assets	712,492	1,412,613	2,238,481	239,546	48,708	1,663,470	6,315,310
Operating liabilities	24,491	137,990	402,523	39,030	31,112	-	635,146
Non-operating liabilities	483,151	436,886	1,568,627	198,135	-	194,724	2,881,523
Total liabilities	507,642	574,876	1,971,150	237,165	31,112	194,724	3,516,669

(1) Includes offices, retail stores and residential units.
(2) Gross profit divided by Sales, leases and services.
(3) Operating income divided by Sales, leases and services.
(4) Income/(Loss) for the year divided by Sales, leases and services.
(5) Included in Operating income.

As of and for year ended June 30, 2010	Development and sale of properties	Offices and other non-shopping center rental properties (1)	Shopping centers	Hotels	Consumer Financing	Financial transactions and other	Total
	(in thousands of Ps.)
Consolidated Income Statement data
Revenues	225,567	154,164	518,355	159,894	265,346	-	1,323,326
Costs	(83,145)	(30,868)	(158,915)	(102,897)	(99,470)	-	(475,295)
Gross profit	142,422	123,296	359,440	56,997	165,876	-	848,031
Selling expenses	(2,388)	(4,452)	(37,134)	(16,509)	(124,918)	-	(185,401)
Administrative expenses	(35,079)	(45,679)	(54,335)	(35,074)	(25,124)	-	(195,291)
Gain from recognition of inventories at net realizable value	33,831	-	-	-	-	-	33,831
Net Income from retained interest in securitized receivables	-	-	-	-	37,470	-	37,470
Gain from operations and holding of real estate assets, net	730	361	-	-	-	-	1,091
Operating income	139,516	73,526	267,971	5,414	53,304	-	539,731
Amortization of negative goodwill, net	844	863	561	-	(627)	-	1,641
Financial results, net	(8,868)	(18,487)	(87,564)	(15,697)	(18,921)	(15,559)	(165,096)
Gain on equity investeees	1,907	-	40	5,990	-	152,479	160,416
Other income and expenses, net	-	-	(1,321)	2,604	(1,984)	(9,610)	(10,311)
Gain before tax and minority interest	133,399	55,902	179,687	(1,689)	31,772	127,310	526,381
Income tax and minimum presumed income tax	(45,541)	(15,250)	(68,086)	207	(10,473)	(9,284)	(148,427)
Minority interest	140	-	(48,373)	4,938	(158)	-	(43,453)
Net income, for the year	87,998	40,652	63,228	3,456	21,141	118,026	334,501

Gross margin (2)	0.63	0.80	0.69	0.36	0.63	-	0.64
Operating margin (3)	0.62	0.48	0.52	0.03	0.20	-	0.41
Net margin (4)	0.39	0.26	0.12	0.02	0.08	-	0.25

Depreciations and amortizations (5)	343	24,535	111,736	16,138	7,994	-	160,746

Consolidated Balance Sheet data
Operating assets	582,204	991,750	1,780,777	210,675	277,486	204,553	4,047,445
Non-operating assets	75,444	97,002	153,540	37,576	49,785	1,172,649	1,585,996
Total assets	657,648	1,088,752	1,934,317	248,251	327,271	1,377,202	5,633,441
Operating liabilities	36,863	173,187	355,185	38,451	174,254	-	777,940
Non-operating liabilities	331,373	301,564	802,927	178,211	122,714	152,559	1,889,348
Total liabilities	368,236	474,751	1,158,112	216,662	296,968	152,559	2,667,288

As of and for year ended June 30, 2009	Development and sale of properties	Offices and other non-shopping center rental properties (1)	Shopping centers	Hotels	Consumer Financing	Financial transactions and other	Total
	(in thousands of Ps.)
Consolidated Income Statement data
Revenues	280,362	147,749	396,733	158,913	236,827	-	1,220,584
Costs	(148,318)	(29,330)	(109,275)	(98,889)	(122,694)	-	(508,506)
Gross profit	132,044	118,419	287,458	60,024	114,133	-	712,078
Selling expenses	(2,115)	(11,460)	(29,308)	(16,546)	(176,772)	-	(236,201)
Administrative expenses	(20,867)	(31,547)	(43,247)	(34,888)	(16,780)	-	(147,329)
Gain from recognition of inventories at net realizable value	12,056	-	-	-	-	-	12,056
Net loss on retained interest in securitized receivables	-	-	-	-	(46,012)	-	(46,012)
Gain from operations and holding of real estate assets, net	51	1,073	-	-	-	-	1,124
Operating income / (loss)	121,169	76,485	214,903	8,590	(125,431)	-	295,716
Amortization of negative goodwill, net	455	1,100	47	-	-	-	1,602
Financial results and holding results, net	(6,222)	(14,202)	(92,602)	(16,083)	(1,827)	(5,445)	(136,381)
Income / (loss) on equity investeees	1,974	-	40	-	-	59,528	61,542
Other income and expenses, net	-	-	3,882	127	(606)	(12,258)	(8,855)
Gain before tax and minority interest	117,376	63,383	126,270	(7,366)	(127,864)	41,825	213,624
Income tax and minimum presumed income tax	(41,149)	(16,542)	(53,258)	3,233	37,484	(10,102)	(80,334)
Minority interest	61	-	(22,104)	5,565	41,823	-	25,345
Net Income, for the year	76,288	46,841	50,908	1,432	(48,557)	31,723	158,635

Gross margin (2)	0.47	0.80	0.72	0.38	0.48	-	0.58
Operating margin (3)	0.43	0.52	0.54	0.05	(0.53)	-	0.24
Net margin (4)	0.27	0.32	0.13	0.01	(0.21)	-	0.13

Depreciations and amortizations (5)	782	23,962	88,063	18,001	5,584	-	136,392

Consolidated Balance Sheet data
Operating assets	467,808	940,280	1,831,428	219,158	153,892	-	3,612,566
Non-operating assets	40,020	74,633	189,244	27,231	20,973	971,320	1,323,421
Total assets	507,828	1,014,913	2,020,672	246,389	174,865	971,320	4,935,987
Operating liabilities	25,379	122,869	413,381	31,236	136,853	-	729,718
Non-operating liabilities	303,808	304,426	672,794	174,765	106,761	83,672	1,646,226
Total liabilities	329,187	427,295	1,086,175	206,001	243,614	83,672	2,375,944

(1) Includes offices, retail stores and residential units.
(2) Gross profit divided by Sales, leases and services
(3) Operating income divided by Sales, leases and services
(4) Income for the year divided by Sales, leases and services
(5) Included in Operating income

Results of our Operations for the Fiscal Years ended June 30, 2011 and 2010

Revenues

Revenues grew by 9.0%, from Ps. 1,323.3 million for the fiscal year 2010 to Ps. 1,441.9 million for the fiscal year 2011 due to the increases in revenues posted by each one of our segments, except for the Consumer Financing segment as discussed below.

Development and Sale of Properties

This segment’s revenues often exhibit major variations between periods by reason of (i) the non-recurrent nature of real estate purchase and sale transactions (and of the price obtained from them), (ii) the quantity of construction works in progress and (iii) the date of completion of these construction works projects. The revenues of our Development and sale of properties segment increased by 51.2% from Ps. 225.6 million for the fiscal year 2010 to Ps. 341.1 million for the fiscal year 2011.

The revenues of our Development and sale of properties segment for fiscal year 2010 included, mainly:

•          Ps. 68.6 million from the sale of Edificios Costeros (Dock II);

•          Ps. 46.3 million from the sale of the Pereiraola property;

•          Ps. 42.1 million from the sale of Dock del Plata finished units;

•          Ps. 10.9 million from the sale of Libertador 602 in its entirety; and

•          Ps. 46.6 million from the sale of stories  of the building located in Av. del Libertador 498.

The revenues of our Development and sale of properties segment for fiscal year 2011 included, mainly:

•          Ps. 20.7 million from the sale of lots of “El Encuentro”;

•          Ps. 91.8 million from the sale and barter of Caballito lots;

•          Ps. 92.4 million from the sale of completed units of Horizons;

•          Ps. 75.4 million from the sale and barter of Terreno Beruti; and

•          Ps. 22.9 million from the sale of parcels of Rosario’s lots.

Offices and Other Non-Shopping Center Rental Properties

The revenues from our segment Offices and other non-shopping center rental properties increased by 6.8%, from Ps. 154.2 million for the fiscal year 2010 to Ps. 164.6 million for the fiscal year 2011, primarily due to a higher price per leasable square meter in fiscal year 2011 and an increase in the properties’ occupancy rates (from 82% to 85%).

Shopping Centers

The revenues from our segment Shopping centers grew by 30.2%, from Ps. 518.4 million for the fiscal year 2010 to Ps. 674.8 million for the fiscal year 2011. The increase of Ps. 156.4 million was mainly generated from revenues from leases and admission rights, explained in turn by: (i) a 34.4% increase in our lessees’ total sales, which rose from Ps. 5,778.2 million during the fiscal year 2010 to Ps. 7,766.3 million in the fiscal year 2011 thus resulting in higher leases payments and (ii) an increase in the average price per square meter.

Hotels

The revenues from our Hotels segment rose 20.6% , from Ps. 159.9 million posted for fiscal year 2010 to Ps. 192.9 million for the fiscal year 2011, owing mainly to increases in the average price per room which increased from Ps. 653 for fiscal year 2010 to Ps. 714 for fiscal year 2011 and the average occupancy rate, which increased to 72.5% for fiscal year 2011 from 65.6% for fiscal year 2010.

Consumer Financing

The revenues from our Consumer Financing segment declined by 74.2%, from Ps. 265.3 million for the fiscal year 2010 to Ps. 68.6 million for the fiscal year 2011 primarily as a result of the sale of Tarshop S.A.’s 80% interest.

Costs

The costs increased by 26.4%, from Ps. 475.3 million for the fiscal year 2010 to Ps. 600.8 million for the fiscal year 2011, by reason of cost increases in our Development and sale of properties, Shopping centers, Hotels and Offices and other non-shopping center rental properties segments, partially offset by a reduction in the costs of our Consumer Financing segment. Our consolidated costs, as a percentage of our consolidated revenues increased from 35.9% for fiscal year 2010 to 41.7%, for fiscal year 2011.

Development and Sale of Properties

This segment’s costs often exhibit major variations from period to period by reason of (i) the non-recurrent nature of real estate purchase and sale transactions (and of the price obtained from them), (ii) the quantity of construction work in progress and (iii) the date of completion of these construction works projects. The costs associated to our Development and sale of properties segment increased by 194.4%, from Ps. 83.1 million for the fiscal year 2010 to Ps. 244.8 million for the fiscal year 2011.

The costs incurred by our Development and sale of properties segment for fiscal year 2010 primarily included:

•          Ps. 22.4 million related to the sale of the Pereiraola property;

•          Ps. 21.4 million related to the sale of Edificios Costeros (Dique II);

•          Ps. 14.5 million related to the sale of Dock del Plata finished units;

•          Ps. 14.1 million related to the sale of stories at the building located in Av. Del Libertador 498; and

•          Ps. 3.1 million related to the sale of Libertador 602 in its entirety.

The costs incurred by our Development and sale of properties segment for fiscal year 2011 primarily included:

•          Ps. 88.9 million related to the sale of completed units of Horizons;

•          Ps. 57.3 million related to the sale and barter of Caballito lots; and

•          Ps. 53.8 million related to the sale and barter of Terreno Beruti.

The costs associated to our Development and sale of properties segment as a percentage of this segment’s revenues increased from 36.9% for fiscal year 2010 to 71.8% for fiscal year 2011.

Offices and Other Non-Shopping Center Rental Properties

Depreciation accounts for the largest portion of this segment’s costs. The costs of our Offices and other non-shopping center rental properties segment grew by 5.5%, from Ps. 30.9 million for the fiscal year 2010 to Ps. 32.6 million for the fiscal year 2011, mainly due to an increase in the depreciation cost of Dot Baires’ offices, partially offset by the lower depreciation cost due to the sale of office units mainly during the fiscal year 2010.

The costs associated to our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues remained stable, aproximately of 20%, for both fiscal years.

Shopping Centers

The costs of our Shopping centers segment grew by 14.2% from Ps. 158.9 million for the fiscal year 2010 to Ps. 181.5 million for the fiscal year 2011, mainly due to the amortization of higher values related to the combination of businesses resulting from the acquisition of the equity interest previously held by Parque Arauco S.A.

The costs associated to our Shopping centers segment as a percentage of this segment’s revenues declined from 30.7% for fiscal year 2010 to 26.9% for fiscal year 2011.

Hotels

The costs of our Hotels segment increased by 16.1%, from Ps. 102.9 million for the fiscal year 2010 to Ps. 119.5 million for the fiscal year 2011, mainly due to a Ps. 11.4 million increase in salaries and social security contributions resulting from salary raises and a Ps. 2.4 million increase in the cost of food and beverage.

The costs associated to our Hotels segment as a percentage of this segment’s revenues declined from 64.4% for fiscal year 2010 to 61.9% for fiscal year 2011.

Consumer Financing

The costs of our Consumer Financing segment decreased by 77.4%, from Ps. 99.5 million for the fiscal year 2010 to Ps. 22.5 million for the fiscal year 2011. Such decrease is primarily due to the sale of Tarshop S.A.’s 80% interest.

Gross profit

Gross profit decreased by 0.8%, from Ps. 848.0 million for the fiscal year 2010 to Ps. 841.2 million for the fiscal year 2011, primarily due to the decline in the gross profit posted by our Consumer Financing and Development and sale of properties segments, partly offset by an increase in the gross profit of our Shopping Centers, Hotels and Offices and other non-shopping center rental properties segments. As a percentage of our revenues, gross profit declined from 64.1% for fiscal year 2010 to 58.3% for fiscal year 2011.

Development and Sale of Properties

The gross profit of our Development and sale of properties segment decreased by 32.4%, from Ps. 142.4 million for the fiscal year 2010 to Ps. 96.3 million for the fiscal year 2011.

Offices and Other Non-Shopping Center Rental Properties

The Gross profit of our Offices and other non-shopping center rental properties segment grew by 7.1%, from Ps. 123.3 million for the fiscal year 2010 to Ps. 132.1 million for the fiscal year 2011.

Shopping Centers

The Gross profit of our Shopping centers segment increased 37.2%, from Ps. 359.4 million for the fiscal year 2010 to Ps. 493.3million for the fiscal year 2011.

Hotels

The Gross profit of our Hotels segment increased by 28.8%, from Ps. 57.0 million for the fiscal year 2010 to Ps. 73.4 million for the fiscal year 2011.

Consumer Financing

The gross profit of our Consumer Financing segment declined by 72.2%, from Ps. 165.9 million for the fiscal year 2010 to Ps. 46.1 million for the fiscal year 2011.

Selling expenses

Selling expenses dropped by 42.4% from Ps. 185.4 million for the fiscal year 2010 to Ps. 106.7 million for the fiscal year 2011, mainly due to a reduction in the Selling expenses of our Consumer Financing segment, which were partly offset by increases in the Selling expenses of our Development and sale of properties, Hotels, Shopping centers and Offices and other non-shopping center rental properties segments.

As a percentage of revenues, selling expenses decreased from 14.0% for fiscal year 2010 to 7.4% for fiscal year 2011.

Development and Sale of Properties

The Selling expenses of our Development and sale of properties segment are made up by turnover tax, commissions and expenses derived from sales, advertising and promotion and the allowance for doubtful accounts. Selling expenses grew Ps. 13.0 million from Ps. 2.4 million for the fiscal year 2010 to Ps. 15.4 million for the fiscal year 2011, mainly by reason of a Ps. 6.9 million increase in the turnover tax charge and a Ps. 5.5 million increase in fess and expenses from sales.

As a percentage of the segment’s revenues, selling expenses related to the Development and sale of properties increased from 1.1% for fiscal year 2010 to 4.5% for fiscal year 2011.

Offices and Other Non-Shopping Center Rental Properties

The Selling expenses associated to our Offices and other non-shopping center rental properties segment increased by 18.7%, from Ps. 4.5 million for the fiscal year 2010 to Ps. 5.3 million for the fiscal year 2011, mainly due to the non-recurrence of doubtful accounts (bad debts) in the amount of Ps. 0.8 million.

The Selling expenses associated to our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues increased from 2.9% for fiscal year 2010 to 3.2% for fiscal year 2011.

Shopping Centers

The Selling expenses associated to our Shopping centers segment grew by 8.4%, from Ps. 37.1 million for the fiscal year 2010 to Ps. 40.2 million for the fiscal year 2011, primarily due to: (i) a Ps. 4.7 million increase in the turnover tax charge; and (ii) a Ps. 2.0 million increase in the salaries and social security contribution expenses, partially offset by: (iii) a Ps. 2.6 million decrease in expenses associated to courses, exhibitions and events and (iv) lower loan losses which amounted to Ps. 2.5 million during this fiscal year 2011.

The Selling expenses associated to our Shopping centers segment as a percentage of this segment’s revenues decreased from 7.2% for fiscal year 2010 to 6.0% for fiscal year 2011.

Hotels

The Selling expenses associated to our Hotels segment increased by 26.7% from Ps. 16.5 million for the fiscal year 2010 to Ps. 20.9 million for the fiscal year 2011. The Selling expenses associated to our Hotels segment as a percentage of this segment’s revenues increased slightly from 10.3% for fiscal year 2010 to 10.8% for fiscal year 2011.

Consumer Financing

The Selling expenses associated to our Consumer Financing segment decreased by Ps. 100.0 million, from Ps. 124.9 million for the fiscal year 2010 to Ps. 24.9 million for the fiscal year 2011, primarily due to a: (i) Ps. 22.1 million decrease in the turnover tax charge; (ii) Ps. 19.4 million decrease in salaries and social security contributions, (iii) Ps. 15.1 million decrease in fees for services; (iv) Ps. 14.5 million decrease in advertising expenses and (v) Ps. 13.8 million decline in loan losses during this fiscal year relative to the corresponding prior year. When measured as a percentage of the segment revenues, the Selling expenses associated to our Consumer Financing segment dropped from 47.1% for fiscal year 2010 to 36.3% for fiscal year 2011.

Administrative expenses

Administrative expenses is basically comprised of salaries and social security contributions, directors’ fees, third parties’ fees and services and taxes, rates and contributions (except for turnover tax). Administrative expenses grew by 2.6%, from Ps. 195.3 million for the fiscal year 2010 to Ps. 200.4 million for the fiscal year 2011, mainly on account of increases in our Shopping Centers, Development and sale of properties and Hotels operations segments, partially offset by declines in the Consumer Financing and Offices and other non-shopping center rental property segments.

As a percentage of revenues, Administrative expenses declined from 14.8% for fiscal year 2010 to 13.9% for fiscal year 2011.

Development and Sale of Properties

The Administrative expenses associated to our Development and sale of properties segment grew by 18.1%, from Ps. 35.1 million for the fiscal year 2010 to Ps. 41.4 million for the fiscal year 2011, mainly due to a Ps. 4.2 million increase in taxes, rates and contributions, a Ps. 1.6 million increase in salaries and a Ps. 1.2 million increase in third parties’ fees and services.

The Administrative expenses associated to our Development and sale of properties segment as a percentage of this segment’s revenues declined from 15.6% for fiscal year 2010 to 12.1% for fiscal year 2011.

Offices and Other Non-Shopping Center Rental Properties

The Administrative expenses of our Offices and other non-shopping center rental properties segment declined by 4.3%, from Ps. 45.7 million for the fiscal year 2010 to Ps. 43.7 million for the fiscal year 2011. The decrease was mainly due to a decline of Ps. 4.1 million in Directors’ fees, partially offset by Ps. 2.1 million in taxes, rates and contributions.

The Administrative expenses associated to our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues declined from 29.6% for fiscal year 2010 to 26.6% for fiscal year 2011.

Shopping Centers

The Administrative expenses associated to our Shopping centers segment grew by 25.0%, from Ps. 54.3 million for the fiscal year 2010 to Ps. 67.9 million for the fiscal year 2011, as a result of: (i) a Ps. 7.8 million increase in directors fees, (ii) a Ps. 2.0 million increase in salaries and social security contributions; (iii) a Ps. 1.5 million increase in taxes, rates and contributions and (iv) a Ps. 1.5 million increase in fees for services. As a percentage of this segment’s revenues, the Administrative expenses associated to our Shopping centers segment, decreased from 10.5% for fiscal year 2010 to 10.1% for fiscal year 2011.

Hotels

Administrative expenses associated to our Hotels segment grew by 15.0%, from Ps. 35.1 million for the fiscal year 2010 to Ps. 40.3 million for the fiscal year 2011, primarily as a result of a Ps. 2.9 million increase in salaries and social security contributions, a Ps. 1.7 million increase in third parties’ fees and services and a Ps. 1.4 million increase in banking expenses, partially offset by a Ps. 1.2 million decrease in legal related expenses.

Administrative expenses associated to our Hotels segment as a percentage of this segment’s revenues remained stable as they went from 21.9% for fiscal year 2010 to 20.9% for fiscal year 2011.

Consumer Financing

The Administrative expenses associated to our Consumer Financing segment declined by 72.3%, from Ps. 25.1 million for the fiscal year 2010 to Ps. 6.9 million for the fiscal year 2011. Such decrease is mainly due to the sale of Tarshop S.A.’s 80% interest.

When measured as a percentage of the segment’s revenues, the Administrative expenses associated to our Consumer Financing segment increased from 9.5% for fiscal year 2010 to 10.1% for fiscal year 2011.

Income/loss on recognition of inventories at net realizable value

During fiscal year 2011, we recognized Ps. 45.4 million as income on the recognition of inventories at net realizable value, mainly in connection with “Horizons” for Ps. 13.2 million, “Torres Jardin IV” for Ps. 7.8 million and “Terrenos Rosario” for Ps. 15.0 million, which compares to the Ps. 33.8 million income that had been recognized for fiscal year 2010, mainly attributable to “Horizons” for Ps. 26.4 million and “Receivable on the Caballito property swap” for Ps. 4.8 million

Net loss from retained interest in securitized receivables

The line “Income/(loss) on retained interest in securitized receivables (Tarjeta Shopping)” declined Ps. 32.8 million, from a Ps. 37.5 million loss for the fiscal year ended 2010 to Ps. 4.7 million for fiscal year ended 2011, mainly on account of the sale of Tarshop S.A.’s 80% interest.

Operating income (loss)

Operating income increased by 8.5% from a Ps. 539.7 million in income for the fiscal year 2010 to Ps. 585.4 million in income for the fiscal year 2011, mainly due to an increase in our Shopping centers and Offices and other non shopping center rental properties and Hotels operations segments, which was partly offset by a reduction in the Operating income of our Development and sale of properties and Consumer Financing segments.

As a percentage of revenues, our Operating income declined from 40.8% for fiscal year 2010 to 40.6% for fiscal year 2011.

Development and Sale of Properties

The Operating income of our Development and sale of properties segment declined by 39.0%, from Ps. 139.5 million in income for the fiscal year 2010 to Ps. 85.1 million in income for the fiscal year 2011, mainly due to increases in selling expenses, administrative expenses and in income/(loss) from real estate transactions and holdings, which were partially offset by increases in revenues and Income/loss on recognition of inventories at net realizable value. The Operating income of our Development and sale of properties segment when measured as a percentage of this segment’s revenues decreased from 61.9% for fiscal year 2010 to 24.9% for fiscal year 2011.

Offices and Other Non-Shopping Center Rental Properties

The Operating income of our Offices and other non-shopping center rental properties segment increased by 14.3%, from Ps. 73.5 million for the fiscal year 2010 to Ps. 84.1 million for the fiscal year 2011, mainly due to an increase in revenue, in the recovery for real estate transactions and holdings and lower administrative expenses, partly offset by higher Selling expenses. The Operating income of our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues increased from 47.7% for fiscal year 2010 to 51.1% for fiscal year 2011.

Shopping Centers

The Operating income of our Shopping centers segment grew by 43.7%, up from Ps. 268.0 million in income for the fiscal year 2010 to Ps. 385.1 million in income for the fiscal year 2011, mainly due to higher revenues, which were partially offset by increases in costs. As a percentage of this segment’s revenues, the Operating income of our Shopping centers increased from 51.7% for fiscal year 2010 to 57.1% for fiscal year 2011.

Hotels

The Operating income of our Hotels segment increased by124.8%, from Ps. 5.4 million for the fiscal year 2010 to Ps. 12.2 million for the fiscal year 2011, mainly due to an increase in revenues which was partly offset by an increase in costs and administrative and selling expenses. As a percentage of the segment’s revenues, the Operating income of Hotels increased from 3.4% for fiscal year 2010 to 6.3% for fiscal year 2011.

Consumer Financing

The Operating income of our Consumer Financing segment declined by 64.4%, from Ps. 53.3 million for the fiscal year 2010, to Ps. 19.0 million in income for the fiscal year 2011, as a result of decreased revenues and lower Income on retained interest in securitized consumer financing receivables, partially offset by lower Selling expenses, costs and Administrative expenses. When measured as a percentage of this segment’s revenues, the Operating income associated to Consumer Financing increased from 20.1% for fiscal year 2010 to 27.7% for fiscal year 2011.

Amortization of negative goodwill, net

Goodwill amortization primarily includes: (i) the amortization of the goodwill associated to the following APSA’s subsidiaries: Fibesa S.A., Soleil Factory S.A., Empalme S.A.I.C.F.A. y G., Mendoza Plaza Shopping S.A. and Emprendimiento Recoleta S.A., and (ii) the amortization of our negative goodwill arising from the acquisition of shares in Alto Palermo S.A. and Palermo Invest S.A. Goodwill amortization increased significantly in fiscal year 2011 due to the amortization of goodwill generated by the allocation of the price paid for APSA’s minority stake.

Financial results, net

Our Financial results, net (a loss) grew by Ps. 117.2 million, from a loss of Ps. 165.1 million for the fiscal year 2010 to a loss of Ps. 282.3 million for the fiscal year 2011, mainly due to:

o   a Ps. 84.4 million increase in the financing expenses associated whit the payments of interest accrued on our financial debts.

o   a Ps. 16.9 million loss from foreign exchange differences, relative to the previous fiscal year due to a greater variation in the US Dollar offer rate throughout fiscal year 2011 (it rose from Ps. 3.931 at June 30, 2010 to Ps. 4.110 at June 30, 2011), in contrast to the situation a year earlier when the U.S. Dollar to the Peso exchange rate had slightly varied (up from Ps. 3.797 at June 30, 2009 to Ps. 3.931 at June 30, 2010).

Gain on equity investees

Income on equity investees declined by Ps. 22.0 million, from Ps. 160.4 million for the fiscal year 2010 to Ps. 138.4 million in income for the fiscal year 2011. This decrease is mainly attributable to the non-recurrence of Ps. 70.4 million gain derived from the acquisition of additional shares in Banco Hipotecario during fiscal year 2010, which were partially offset by Ps. 47.1 million gain  derived from our investment in Hersha Hospitality Trust.

Other income and expenses, net

The line Other income and expenses, net, went up by Ps. 4.3 million, from a Ps. 10.3 million loss for the fiscal year 2010 to a Ps. 14.6 million loss for the fiscal year 2011, mainly due to: (i) a Ps. 2.3 million increase in legal-related contingencies and (ii) a Ps. 2.8 million increase in non-recordable VAT.

Income tax and minimum presumed income tax

Income tax and minimum presumed income tax declined by Ps. 43.9 million, from a Ps. 148.4 million loss for the fiscal year 2010, to a Ps. 104.5 million loss for the fiscal year 2011. We applied the deferred tax method upon assessing income tax for the two fiscal years, thus recognizing temporary differences as deferred tax assets and liabilities.

Minority interest

This line includes the results of third parties’ minority interests in those subsidiaries in which we exercise control or in which we have effective control. This result increased by Ps. 14.3 million, from a Ps. 43.5 million loss for the fiscal year 2010, to a Ps. 57.8 million loss for the fiscal year 2011, mainly on account of the income earned by our subsidiaries during fiscal year 2011, strongly offset by the acquisition of APSA’s minority interest.

Net income

As a result of the factors described in the preceding paragraphs, net income declined by Ps. 52.4 million, from Ps. 334.5 million for the fiscal year 2010 to Ps. 282.1 million for the fiscal year 2011.

Results of our Operations for the Fiscal Years ended June 30, 2010 and 2009

Revenues .

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

Revenues from our Development and Sale of Properties segment for fiscal year 2009 included:

•          Ps. 53.8 million from our sale of units in the Torre Renoir building;

•          Ps. 74.5 million from our sale of the Laminar Plaza building;

•          Ps. 42.1 million from our sale of Dock del Plata finished units;

•          Ps. 36.4 million from our sale of four stories at the building located at Avenida del Libertador 498;

•          Ps. 31.5 million from our sale of the Reconquista 823 building;

•          Ps. 9.9 million from our sale of parcels located in Abril, Province of Buenos Aires;

•          Ps. 7.6 million from our sale of the “H” parcel at the Torres Rosario Project (formerly, “Rosario lot”);

•          Ps. 6.9 million from our sale of one story at Torre Bank Boston storey; and

•          Ps. 6.1 million from our sale of the building located at Avda. Madero 942.

The revenues from our Development and Sale of Properties segment for fiscal year 2010 included:

•          Ps. 68.6 million from our sale of Edificios Costeros (Dock II);

•          Ps. 46.3 million from our sale of the Pereiraola property;

•          Ps. 42.1 million from our sale of Dock del Plata finished units;

•          Ps. 10.9 million from our sale of Libertador 602 in its entirety; and

•          Ps. 46.6 million from our sale of stories at the building located in Av. Del Libertador 498.

Office and Other Non-Shopping Center Rental Properties

Revenues from our Office and Other Non-Shopping Center Rental Properties segment increased 4.3%, from Ps. 147.7 million for the fiscal year 2009 to Ps. 154.2 million for the fiscal year 2010. This increase was mainly due to a 1.1% increase in the average price per leasable square meter during fiscal year 2010, a 2% increase in properties’ occupancy rates from 91% during fiscal year 2009 to 93% during fiscal year 2010 and to the addition of 11,298 square meters of new leasable space in our Dique IV office building, located at Juana Manso 295, which was finished in May 2009. These positive factors were partially offset by the 14,777 square meter reduction in the segment’s total leasable square meters sustained in fiscal year 2010 , primarily as a result of the sale of Edificios Costeros (Dock II) and of units in Dock del Plata, Libertador 498 and in other non-strategic properties, as described above.

Shopping centers

Revenues from our Shopping Centers segment increased 30.7%, from Ps. 396.7 million for the fiscal year 2009 to Ps. 518.4 million for the fiscal year 2010. This increase was mainly due to a Ps. 109.8 million increase in revenues from leases and admission rights, explained in turn by: (i) an increase in Dot Baires Shopping’s turnover as a consequence of being operative the whole year, in comparison to the one and a half month operations during fiscal year 2009; (ii) a 37.8% increase in our lessees’ total sales, which rose from Ps. 4,194.2 million during the fiscal year ended on June 30, 2009 to Ps. 5,778.2 million in the fiscal year ended on June 30, 2010, which resulted in an increase in our revenues earned as a percentage of our tenants’ gross sales and (iii) an increase in the average price lease per square meter.

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

Costs incurred by our Development and Sale of Properties segment for fiscal year 2009 primarily included:

•          Ps. 49.4 million related to our sale of units in the Torre Renoir Building;

•          Ps. 29.6 million related to our sale of the Laminar Plaza building;

•          Ps. 18.8 million related to our sale of the building located at Reconquista 823;

•          Ps. 12.0 million related to our sale of four stories at the building located at Avenida del Libertador 498;

•          Ps. 5.0 million related to our sale of the “H” parcel at the Torres Rosario Project (formerly, “Rosario lot”);

•          Ps. 5.1 million related to our sale of one story at Torre BankBoston storey;

•          Ps. 13.3 million related to our sale of Dock del Plata finished units;

•          Ps. 4.2 million related to our sale of parcels located in Abril; and

•          Ps. 2.3 million related to our sale of the building located at Avda. Madero 942.

Costs incurred by our Development and Sale of Properties segment for fiscal year 2010 primarily included:

•          Ps. 22.4 million related to our sale of the Pereiraola property;

•          Ps. 21.4 million related to our sale of Edificios Costeros (Dique II);

•          Ps. 14.5 million related to our sale of Dock del Plata finished units;

•          Ps. 14.1 million related to our sale of stories at the building located in Av. Del Libertador 498; and

•          Ps. 3.1 million related to our sale of Libertador 602 in its entirety.

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

Consumer Financing

The operating income/(loss) from our Consumer Financing segment increased Ps. 178.7 million, from a Ps. 125.4 million loss for the fiscal year 2009, to Ps. 53.3 million income for the fiscal year 2010, as a result of an increase in the net income(loss) from retained interest in securitized receivables of Tarshop, a decrease in selling expenses and in costs and an increase in revenues; which was partially offset by an increase in administrative expenses. Operating income/loss of our Consumer Financing segment when measured as a percentage of this segment’s revenues, decreased from 53.0% for fiscal year 2009 to 20.1% for fiscal year 2010.

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

Financial results, net

Our Financial results, net increased Ps. 28.7 million, from a Ps. 136.4 million loss for the fiscal year 2009 to a Ps. 165.1 million loss for the fiscal year 2010, mainly due to: (i) the fact that none of the non-recurring gains recognized in fiscal year 2009, which had amounted to Ps. 105.9 million and Ps. 12.0 million and arisen, respectively, from our repurchases of Alto Palermo’s notes and hedging transactions, were recognized in fiscal year 2010; (ii) a Ps. 25.4 million increase in the financing expenses associated to the payments of interest accrued on our notes, and (iii) a Ps. 115.1 million reduction in the foreign exchange losses, both in fiscal year 2010 and compared to the previous fiscal year due to a reduced variation in the US Dollar exchange rate throughout fiscal year 2010.

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

Critical Accounting Policies

Banco Hipotecario SA believes that the following are the critical accounting policies under Argentine Banking GAAP and U.S. GAAP, as they are important to the portrayal of its financial condition and results of operations and require its most difficult, subjective and complex judgment and the need to make estimates about the effect of matters that are inherently uncertain.

Allowance for loan losses

Banco Hipotecario SA allowance for loan losses are maintained in accordance with Argentine Banking GAAP. Under such regulations, a minimum allowance for loan losses is calculated primarily based upon the classification of Banco Hipotecario’s commercial loan borrowers and the past due status of Banco Hipotecario’s individual loan borrowers, in both cases considering the guarantee of the loans. Although Banco Hipotecario is required to follow the methodology and guidelines for determining its allowance for loan loss as set forth by the Central Bank, is allowed to provide additional allowances for loan loss.

Banco Hipotecario classifies individual loans based upon their past due status consistently with the requirements of the Central Bank. Minimum loss percentages required by the Central Bank are also applied to the totals in each loan classification. Balances of loans and reserves are charged-off and reflected on its balance sheet three months since the date on which the loans were fully covered by its loan loss allowance.

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

Under U.S. GAAP the allowance for loan losses represent the estimate of probable losses in the loan portfolio. Determining the allowance for loan losses requires significant management judgments and estimates including, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events are likely to differ from the estimates and assumptions used in determining the allowance for loan losses. Additional provisions for loan losses could be required in the future.

Fair Value Estimates

Banco Hipotecario prepares its financial statements in accordance with the rules of the Argentine Central Bank related thereto, which differ from U.S. GAAP in valuing financial instruments.

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

For a detailed description of the applicable accounting principles, please see Note 4 to the Consolidated Financial Statements.

Other Receivables from Financial Transactions and Miscellaneous Receivables

Banco Hipotecario records other receivables from financial transactions and miscellaneous receivables net of allowances for uncollectible amounts. Its judgment regarding the ultimate recovery is performed on an account-by-account basis and considers its assessment of the borrower’s ability to pay based on factors such as the borrower’s financial condition, past payment history, guarantees and past-due status

Minimum Presumed Income Tax

Banco Hipotecario has recognized the minimum presumed income tax accrued as of June 30, 2011 and paid in prior years as an asset as of June 30, 2011, because Banco Hipotecario started to generate taxable income and expects to be able to compute it as a payment on account of income tax in future years. Recognition of this asset arises from the ability to generate sufficient taxable income in future years to absorb the asset before it expires. Management’s determination of the likelihood that deferred tax assets can be realized is subjective, and involves estimates and assumptions about matters that are inherently uncertain. The realization of deferred tax assets arises from levels of future taxable income and the achievement of tax planning strategies.

Underlying estimates and assumptions can change over time, influencing its overall tax positions, as a result of unanticipated events or circumstances.

Twelve month periods ended June 30, 2011 and 2010

General

The following table sets forth the principal components of its net income for the periods ended June 30, 2011 and 2010.

	Period ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Financial income	1,420.5	1,222.3	16.2%
Financial expenses	(748.1)	(661.6)	13.1%
Net financial income	672.4	560.7	19.9%
Provision for loan losses	(110.1)	(100,2)	10.0%
Net contribution from insurance (1)	211.7	92,2	129.5%
Other income from services	568.2	369.4	53.8%
Other expenses for services	(139.4)	(134.3)	3.7%
Administrative expenses	(919.2)	(563.4)	63.2%
Net income / (loss) from financial transactions	283.6	224.5	26.3%
Miscellaneous income, net (2)	(23.7)	0.3	NA
Non-Controlling interest	(13.4)	(1.5)	NA
Income tax	(28.0)	(24.4)	15.1%
Net income	218.4	198.9	9.8%

__________________

(1)   Insurance premiums minus insurance claims.

(2)   Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario’s net income for the period ended June 30, 2011 of Ps. 218.4 million was higher than Ps. 198.9 for the period ended June 30, 2010, principally due to:

•          Higher financial income principally as a result of an increase on consumer products partially offset by lower income from government and private securities.

•          Higher income from services mainly due to increase in credit card commissions, partially related to the acquisition of Tarshop S.A., and the increase in the activity developed by BHN Sociedad de Inversión S.A.

These factors were partially offset by:

•          Higher administrative expenses mainly related to salaries, social security contributions, and fees related to actions adopted by Banco Hipotecario in developing its retail banking business.

•          Higher financial expenditures principally as a result of higher interest liabilities resulting from increased average balances of time deposits.

Financial Income

The following table sets forth the principal components of its financial income for the periods ended June 30, 2011 and 2010.

	Periods ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Mortgage loans and other financial transactions	246.2	230.2	7.0%
Government and Corporate Securities	447.4	479.3	(6.7)%
Adjustment from application of CER clause	9.0	10.5	(14.5)%
Mortgage-backed securities	65.1	22.9	184.1%
Cash and due from banks	2.8	0.1	NA
Interbank Loans	8.3	1.8	NA
Other Loans	167.3	92.0	81.8%
Credit card Loans	297.6	198.7	49.8%
Personal Loans	105.2	85.2	23.3%
Overdraft facilities	42.4	57.3	(25.9)%
Hedges	6.1	34.6	(82.2)%
Others	23.2	9.8	136.8%
Total Financial Income	1,420.6	1,222.4	16.2%

Banco Hipotecario’s financial income increase 16.2% to Ps. 1,420.6 million (Ps. 136.9 million of which corresponded to Tarshop S.A.) for the period ended June 30, 2011 as compared to Ps. 1,222.4 million for the period ended June 30, 2010 primarily as a result of:

•         Higher income from credit cards and personal loans as a result of higher loans originations.

•         Higher income from other loans as a result of higher average balances

•         Higher income from Mortgage-backed securities as a result of more securitizations programs.

These factors were partially offset by:

•         Lower income from government and private securities as a result of lower average balances.

•         Lower income from hedge operations, mainly due to lower market prices.

Financial Expenses

The following table sets forth information regarding its financial expenses for the periods ended June 30, 2011 and 2010.

	Periods ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Bonds and similar obligations	174.3	200.2	(12.9)%
Borrowings from banks	17.7	0.6	NA
Borrowings from Central Bank	1.4	1.9	(27.8)%
Other(1)	1.4	1.4	(2.1)%
Time deposits	420.4	339.9	23.7%
Effects of changes in exchange rates	15.7	0.0	NA
Forward transactions	36.9	70.1	(47.3)%
Contributions and taxes on financial income	80.3	47.4	69.2%
Total Financial expenses	748.1	661.6	13.1%

__________________

(1)   Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario’s financial expenses for the period ended June 30, 2011 increased 13.1% to Ps.748.1 million (Ps. 50.7 million of which corresponded to Tarshop S.A.) from Ps. 661.6 million for the period ended June 30, 2010 primarily as a result of:

•          Higher interest liabilities as a result of increased average balances on time deposits.

•          Higher  liabilities resulting from increased of contributions and taxes on financial income.

This effect was partially offset by:

•          Lower interest liabilities resulting from decreased of Bonds and similar obligations as consequences of a decrease in average balances.

•          Lower financial expenses in forward transactions.

Provision for Loan Losses

The following table sets forth its provision for loan losses for the periods ended June 30, 2011 and 2010.

	Periods ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Provision for loan losses	110.1	100.2	10.0%
Charge-offs	74.1	164.6	(55.0)%

Banco Hipotecario’s provision for loan losses for the period ended June 30, 2011 increased to Ps. 110.1 million from Ps. 100.2 million in the period ended on June 30, 2010. the figure for the period ended on June 30, 2011 includes Ps. 37.7 million of the provision for loan losses of Tarshop S.A. Excluding such provision, the allowance for loan losses decreases to Ps 72.4 for the period ended on June 2011. This represents a decrease of 27.7% which is connected with an improvement of performing loans portfolio.

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

Net Contribution from Insurance

The following table sets forth the principal components of its net contribution from insurance for the periods ended June 30, 2011 and 2010.

	Periods ended June 30		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Insurance premiums earned
Life	53.2	55.9	(4.9)%
Property damage	17.5	17.0	3.3%
Unemployment	0.7	0.8	(11.9)%
Others	183.6	33.1	NA
Total Premiums earned	255.0	106.7	138.8%

Insurance claims
Life	4.6	7.0	(34.4)%
Property damage	0.5	0.5	1.1%
Unemployment	0.0	0.1	(45.6)%
Others	38.2	6.9	NA
Total claims	43.3	14.5	198.0%

Net contribution from insurance activity	211.7	92.2	129.5%

Banco Hipotecario’s net contribution from insurance activities of Ps. 211.7 million during the period ended June 30, 2011 increased 129.5% from Ps. 92.2 million, compared to the period ended June 30, 2010. This increase was primarily a consequence of higher activity level of our subsidiary BHN Sociedad de Inversión S.A.

Other Income from Services

The following table includes the principal components of its other income from services for the periods ended June 30, 2011 and 2010.

	Periods ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Loan servicing fees from third parties	14.9	13.1	13.2%
FONAVI commissions	12.8	9.9	29.2%
Credit Card Commissions	323.0	185.1	74.5%
Other Commissions	47.7	36.2	31.9%
Total Commissions	398.4	244.3	63.0%
Commissions earned by subsidiaries	121.1	95.7	27%
Recovery of loan expenses	47.7	28.7	66.5%
Others	1.0	0.7	43%
Total Others	169.8	125.0	35.8%
Total Income from Services	568.2	369.4	53.8%

Banco Hipotecario’s income from services increased to Ps. 568.2 million (Ps. 177.7 million of which corresponded to Tarshop S.A.) for the period ended June 30, 2010 from Ps. 369.4 million in the same period of 2010, as a result of higher commissions derived from credit cards and the increase on commissions derived from the insurance’s activity developed since July 2007 by BHSA subsidiary BHN Sociedad de Inversión S.A.

Other Expenses for Services

The following table includes the principal components of its other expenses for services for the periods ended June 30, 2011 and 2010:

	Periods ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)

Structuring and underwriting fees	5.6	6.7	(16.6)%
Retail Bank originations	3.6	0.1	NA
Collections	12.9	0.5	NA
Banking services	81.4	103.4	(21.3)%
Commissions paid to real estate agents	18.0	11.7	17.9%
Total	121.5	122.4	(0.7)%

Contributions and taxes on income from services	17.9	11.9	49.7%
Total Other expenses for services	139.4	134.3	3.7%

Banco Hipotecario’s other expenses for services increased 3.7% to Ps. 139.4 million (Ps. 12.8 million of which corresponded to Tarshop S.A.) for the period ended June 30, 2011 from Ps. 134.3 million in the period ended June 30, 2010. This increase was mainly due to lower banking services, an increase on the commissions paid to real state agents and collections.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the periods ended June 30, 2011 and 2010.

	Periods ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)

Salaries and social security contributions	485.5	277.0	75.3%
Fees and external administrative services	128.4	86.6	48.3%
Advertising and publicity	63.0	37.3	69.2%
Value added tax and other taxes	42.0	26.6	58.2%
Electricity and communications	26.9	27.3	(1.4)%
Maintenance and repair	18.6	16.2	14.7%
Depreciation of bank premises and equipment	14.1	13.6	3.3%
Amortization of organizational expenses	20.5	14.3	43.3%
Corporate personnel benefits	27.5	24.2	13.6%
Rent	17.7	15.4	14.8%
Others	75.0	25.0	199.7%
Total	919.2	563.4	63.2%

Administrative expenses for the period ended June 30, 2011 increased 63.2% to Ps. 919.2 million  (Ps. 185.9 million of which corresponded to Tarshop S.A.) from Ps. 563.4 million for the period ended June 30, 2010. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina and higher expenses on advertising and publicity.

Miscellaneous Income

The following table sets forth its miscellaneous income for the periods ended June 30, 2011 and 2010.

	Periods ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos as, except for percentages)
Penalty interest	31.0	9.8	NA
Reversal of provision for contingencies	0.8	0.3	133.3%
Loan loss recoveries	141.2	87.1	62.2%
Others	21.5	15.7	37.1%
Total Miscellaneous Income	194.4	112.9	72.2%

Banco Hipotecario’s miscellaneous income increased 72.2% to Ps. 194.4 million for the period ended June 30, 2011 from Ps. 112.9 million for the year ended June 30, 2010 primarily as a result of higher loan loss recoveries and penalty interest.

Miscellaneous Expenses

The following table sets forth the principal components of its miscellaneous expenses for the periods ended June 30, 2011 and 2010:

	Periods ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)

Provision for lawsuits contingencies	27.5	5.9	NA
Provision for other contingencies and miscellaneous receivables	6.6	17.0	(61.5)%
Provision for administrative organization	32.8	26.8	22.3%
Other taxes	14.6	11.5	26.3%
Benefits prepayments	66.9	28.8	132.2%
Others	69.8	22.5	NA
Total Miscellaneous Expenses	218.1	112.6	93.8%

Banco Hipotecario’s miscellaneous expenses increased 93.8% to Ps. 218.1 million for the period ended June 30, 2011 from Ps. 112.6 million for 2010 primarily as a result of higher provisions for contingencies, administrative organization and for higher benefits prepayments.

Funding

Historically, Banco Hipotecario financed its lending operations mainly through:

•   Deposits, principally Time Deposits

•   the issuance of fixed and floating rate securities in the international capital markets,

•   securitizations of mortgage loans,

•   cash flow from existing loans,

At June 30, 2011 and 2010, Banco Hipotecario had three principal funding sources: bonds, securitizations programs and time deposits. The table below sets forth its liabilities outstanding with respect to each of its sources of funding as of the dates indicated.

	At June 30,		% Change
	2011	2010	2011/2010
	(millions of pesos)
Bonds (1)	1,847.2	2,336.5	(20.9)%
Borrowings from Central Bank	12.5	17.1	(26.9)%
Borrowings from banks and international entities	200.0	20.2	NA
Deposits (1)	5,109.4	4,390.7	17.2%
Total	7,169.1	6,764.5	6.0%

(1)         Excludes accrued interest.

Bonds

The principal amount values of the different series of notes Banco Hipotecario has issued and outstanding is as follows:

	Outstanding principal amount at June 30, 2011	Date of issue	Maturity Date	Annual Interest rate
	(millions of pesos)			(%)
GMTN (US$1,200,000,000)
Notes Issued in Restructuring:
Long term bonds (US$449,880,000)	263.9	Sep. 15, 2003	Dec. 1, 2013	3.0 – 6.0
Long term bonds (Eur 278,367,000)	517.8	Sep. 15, 2003	Dec. 1, 2013	3.0 – 6.0
Series 5 (US$250,000,000)	906.2	Apr. 27, 2006	Apr. 27, 2016	9.75
Commercial Paper serie III	47.4	Dec 3, 2010	Aug 30, 2011	Badlar + 359 bp
Commercial Paper serie IV	12.0	Dec 3, 2010	Aug 30, 2011	5.09
Long term bond serie I	75.0	May 24, 2010	Nov 30, 2012	Badlar + 375 bp
Long term bond serie II	24.9	May 24, 2010	Nov 30, 2012	5.25
Total	1,847.2

Loan Securitization Program

Banco Hipotecario, BACS Banco de Crédito y Securitización S.A.and Tarshop S.A. have executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage and consumer loans to the loan portfolio of different financial institutions as trustee. Once the loans have been transferred to the trust fund it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for setting the amount of the loans assigned by Banco Hipotecario.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

Deposits

Banco Hipotecario did not historically rely upon deposits as a principal source of funding, as it was engaged in limited deposit taking activities. Its other deposits consisted of checking accounts maintained by different provincial housing funds and agencies representing Argentine government contributions from the collection of federal taxes which have been set aside for use by the provinces for special purposes and transferred to these accounts.

In December 2001 Banco Hipotecario received authorization from the Central Bank to accept time deposits for individuals as well as institutions and amended its bylaws accordingly, with approval of a majority of its shareholders as required by Argentine Corporate Law. At June 30, 2011 and 2010 its total deposits consisted of the following:

	At June 30,		%Change
	2011	2010	2011/2010

Checking accounts	116.1	106.6	8.9%
Saving accounts	433.4	313.6	38.3%
Time deposits	4,479.5	3,910.5	14.6%
Other deposits accounts	80.3	60.0	33.9%
Accrued interest payable	113.4	54.5	108.0%
Total	5,222.8	4,445.2	53.1%

Its current strategy is to increase deposits significantly over time in order to achieve significant liquidity to maintain and further develop its financing activities.

Twelve month periods ended June 30, 2010 and 2009

General

The following table sets forth the principal components of its net income for the periods ended June 30, 2010 and 2009.

	Period ended June 30,		% Change
	2010	2009	2010/2009
	(in millions of pesos, except for percentages)

Financial income	1,222.3	1,016.2	20.3%
Financial expenses	(661.6)	(615.3)	7.5%
Net financial income	560.7	400.9	39.9%
Provision for loan losses	(100,2)	(209.8)	(52.3)%
Net contribution from insurance (1)	92,2	97.4	(5.3)%
Other income from services	369.4	280.9	31.5%
Other expenses for services	(134.3)	(116.7)	15.1%
Administrative expenses	(563.4)	(456.3)	23.5%
Net income / (loss) from financial transactions	224.5	(3.7)	NA
Miscellaneous income, net (2)	0.3	69.2	(99.6)%
Non-Controlling interest	(1.5)	(3.5)	(58.2)%
Income tax	(24.4)	(11.5)	111.5%
Net income	198.9	50.5	294.2%

__________________

(1)   Insurance premiums minus insurance claims.

(2)   Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario’s net income for the period ended June 30, 2010 of Ps. 198.9 million was higher than Ps. 50.5 for the period ended June 30, 2009, principally due to:

•          Higher financial income principally as a result of higher income from government and private securities and the increase of consumer products.

•          Higher income from services as a result of the activity developed by BHN Inversión and higher commissions derived from credit cards.

•          Lower charge of provision for loan losses as a result of an improvement of performing loans portfolio.

These factors were partially offset by:

•          Higher financial expenditures principally as a result of higher interest liabilities resulting from increased average balances on time deposits.

•          Higher administrative expenses mainly related to social security contributions, and fees related to actions adopted by the Bank in developing its retail banking business.

•          Higher expenses on services mainly to commissions related to Visa Credit Cards.

Financial Income

The following table sets forth the principal components of its financial income for the periods ended June 30, 2010 and 2009.

	Periods ended June 30,		% Change
	2010	2009	2010/2009
	(in millions of pesos, except for percentages)
Mortgage loans and other financial transactions	230.2	246.2	(6.5)%
Buyback of restructured debt	-	30.9	(100.0)%
Government and Private Securities	479.3	266.7	79.7%
Adjustment from application of CER clause	10.5	6.3	66.3%
Mortgage-backed securities	22.9	27.6	(17.0)%
Cash and due from banks	0.1	2.2	(97.4)%
Interbank Loans	1.8	3.0	(39.4)%
Other Loans	92.0	63.9	43.9%
Credit cards Loans	198.7	204.7	(2.9)%
Personal Loans	85.2	132.8	(35.9)%
Overdraft facilities	57.3	46.8	22.3%
Hedges	34.6	(24.5)	(241.4)%
Others	9.8	9.4	4.3%
Total Financial Income	1,222.3	1,016.2	20.3%

Banco Hipotecario’s financial income increase 20.3% to Ps.1,222.3 million for the period ended June 30, 2010 as compared to Ps.1,016.2 million for the period ended June 30, 2009 primarily as a result of:

•               Higher income from some government and private securities as a result of better market prices.

•               Higher income from derivate operations resulting from hedging transactions.

These factors were partially offset by:

•               Lower income from Personal Loans as a result of a decrease in a volume of origination.

Financial Expenses

The following table sets forth information regarding its financial expenses for the periods ended June 30, 2010 and 2009.

	Periods ended June 30,		% Change
	2010	2009	2010/2009
	(in millions of pesos, except for percentages)

Bonds and similar obligations	200.2	218.8	(8.5)%
Borrowings from banks	0.6	(0.3)	NA
Borrowings from Central Bank	1.9	18.9	(89.7)%
Other(1)	1.4	1.4	(1.9)%
Time deposits	339.9	334.7	1.6%
Forward transactions	70.1	-	NA
Contributions and taxes on financial income	47.4	41.7	14.4%
Total Financial expenses	661.6	615.3	7.5%

__________________

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

•         Higher expenses from forward transactions to be settled in pesos.

•         Higher interest liabilities resulting from increased of contributions and taxes on financial income.

This effect was partially offset by:

•         Lower interest liabilities resulting from decreased of Borrowings from Central Bank.

•         Lower interest liabilities resulting from the buyback of bonds.

Provision for Loan Losses

The following table sets forth its provision for loan losses for the periods ended June 30, 2010 and 2009.

	Periods ended June 30,		% Change
	2010	2009	2010/2009
	(in millions of pesos, except for percentages)
Provision for loan losses	100.2	209.8	(52.3)%
Charge-offs	164.6	188.6	(12.7)%

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

Net Contribution from Insurance

The following table sets forth the principal components of its net contribution from insurance for the periods ended June 30, 2010 and 2009.

	Periods ended June 30		% Change
	2010	2009	2010/2009
	(in millions of pesos, except for percentages)
Insurance premiums earned
Life	55.9	67.4	(17.0)%
Property damage	17.0	14.1	20.0%
Unemployment	0.8	0.9	(9.8)%
Others	33.1	25.6	29.4%
Total Premiums earned	106.7	107.9	(1.1)%

Insurance claims
Life	7.0	8.3	(15.3)%
Property damage	0.5	0.3	63.5%
Unemployment	0.1	0.1	49.2%
Others	6.9	1.9	271.6%
Total claims	14.5	10.5	38.1%

Net contribution from insurance activity	92.2	97.4	(5.3)%

Banco Hipotecario’s net contribution from insurance activities of Ps. 92.2 million during the period ended June 30, 2010 decreased 5.3% from Ps.97.4 million, compared to the period ended June 30, 2009. This decreased was primarily a consequence of higher insurance claims.

Other Income from Services

The following table includes the principal components of its other income from services for the periods ended June 30, 2010 and 2009.

	Periods ended June 30,		% Change
	2010	2009	2010/2009
	(in millions of pesos, except for percentages)

Loan servicing fees from third parties	13.1	9.3	40.9%
FONAVI commissions	9.9	7.1	39.6%
Credit Card Commissions	185.1	150.7	22.8%
Other Commissions	36.2	1.4	NA
Total Commissions	244.3	168.6	44.9%
Commissions earned by subsidiaries	95.7	42.2	126.5%
Recovery of loan expenses	28.7	65.5	(56.3)%
Others	0.7	4.6	(84.5)%
Total Others	125.0	112.3	11.3%
Total Income from Services	369.4	280.9	31.5%

Banco Hipotecario’s income from services increased to Ps. 369.4 million for the period ended June 30, 2010 from Ps. 280.9 million in the same period of 2009, as a result of higher commissions derived from credit cards and the increase in commissions derived from the insurance’s activity developed since July 2007 by BHSA’s subsidiary BHN Sociedad de Inversión S.A.

 Other Expenses for Services

The following table includes the principal components of its other expenses for services for the periods ended June 30, 2010 and 2009:

	Periods ended June 30,		% Change
	2010	2009	2009/2008
	(in millions of pesos, except for percentages)

Structuring and underwriting fees	6.7	6.4	5.7%
Collections	0.5	0.3	74.6%
Banking services	29.4	14.9	97.3%
Commissions on Visa	49.3	53.6	(8.1)%
Commissions IFC - BACS	20.1	19.2	4.6%
Commissions on Saving Accounts	4.7	3.8	23.0%
Commissions on Scoring	8.1	6.8	19.5%
Commissions paid to real estate agents	3.6	0.5	NA
Total	122.4	105.6	15.9%

Contributions and taxes on income from services	11.9	11.1	7.4%
Total Other expenses for services	134.3	116.7	15.1%

Banco Hipotecario’s other expenses for services increased 15.1% to Ps. 134.3 million for the period ended June 30, 2010 from Ps. 116.7 million in the period ended June 30, 2009. This increase was mainly due to higher banking services and an increase on the commissions paid to real state agents.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the periods ended June 30, 2010 and 2009.

	Periods ended June 30,		% Change
	2010	2009	2010/2009
	(in millions of pesos, except for percentages)

Salaries and social security contributions	277.0	222.6	24.5%
Fees and external administrative services	86.6	86.2	0.4%
Advertising and publicity	37.3	7.9	372.9%
Value added tax and other taxes	26.6	19.8	34.4%
Electricity and communications	27.3	18.8	45.0%
Maintenance and repair	16.2	9.7	67.9%
Depreciation of bank premises and equipment	13.6	14.4	(5.2)%
Amortization of organizational expenses	14.3	12.1	18.2%
Corporate personnel benefits	24.2	22.0	9.9%
Rent	15.4	14.2	8.3%
Others	25.0	28.7	(12.8)%
Total	563.4	456.3	23.5%

Administrative expenses for the period ended June 30, 2010 increased 23.5% to Ps. 563.4 million from Ps. 456.3 million for the period ended June 30, 2009. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina and higher expenses on advertising and publicity.

Miscellaneous Income

The following table sets forth its miscellaneous income for the periods ended June 30, 2010 and 2009.

	Periods ended June 30,		% Change
	2010	2009	2010/2009
	(in millions of pesos as, except for percentages)

Penalty interest	9.8	11.3	(12.9)%
Reversal of provision for contingencies	0.3	10.9	(97.0)%
Reversal of provision for STAR	-	6.8	NA
Reversal of provision for Lawsuits	-	18.5	NA
Reversal of Insurance Reserve	-	10.7	NA
Loan loss recoveries	87.1	78.7	10.5
Others	15.7	33.2	(52.8)%
Total Miscellaneous Income	112.9	170.1	(33.6)%

Banco Hipotecario’s miscellaneous income decreased 33.6% to Ps. 112.9 million for the period ended June 30, 2010 from Ps. 170.1 million for the year ended June 30, 2009 primarily as a result of lower earnings resulting from reversal of provisions.

Miscellaneous Expenses

The following table sets forth the principal components of its miscellaneous expenses for the periods ended June 30, 2010 and 2009:

	Periods ended June 30,		% Change
	2010	2009	2010/2009
	(in millions of pesos, except for percentages)

Provision for lawsuits contingencies	5.9	22.2	(73.4)%
Provision for other contingencies and miscellaneous receivables	17.0	8.7	96.6%
Provision for administrative organization	26.8	13.8	93.9%
BOGAR valuation adjustment	-	20.1	N/M
Other taxes	11.5	15.2	(24.0)%
Benefits prepayments	28.8	4.2	590.9%
Others	22.5	16.9	33.2%
Total Miscellaneous Expenses	112.6	101.0	11.5%

Banco Hipotecario’s miscellaneous expenses increased 11.5% to Ps. 112.6 million for the period ended June 30, 2010 from Ps. 101.0 million for 2009 primarily as a result of higher provisions for contingencies and administrative organization and for higher benefits prepayments.

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

	At June 30,		% Change
	2010	2009	2010/2009
	(millions of pesos)
Bonds (1)	2,336.5	2,989.2	(21.8)%
Borrowings from Central Bank	17.1	20.7	(17.4)%
Borrowings from banks and international entities	20.2	96.5	(79.1)%
Deposits (1)	4,390.7	3,387.0	30.4%
Total	6,764.5	6,493.4	4.2%

(1)Excludes accrued interest.

Bonds

The principal amount values of the different series of notes Banco Hipotecario has issued and outstanding is as follows:

	Outstanding principal amount at June 30, 2010	Date of issue	Maturity Date	Annual Interest rate
	(millions of pesos)			(%)
Bonds issued prior to restructuring(1)	44.4

GMTN (US$1,200,000,000)
Notes Issued in Restructuring:
Long term bonds (US$449,880,000)	369.2	Sep. 15, 2003	Dec. 1, 2013	3.0 – 6.0
Long term bonds (Eur 278,367,000)	581.3	Sep. 15, 2003	Dec. 1, 2013	3.0 – 6.0
Series 4 - 9.75% Notes due 2010 (US$250,000,000)	521.1	Nov. 16, 2005	Nov. 16, 2010	9.75
Series 5 (US$250,000,000)	864.9	Apr. 27, 2006	Apr. 27, 2016	9.75
Total	2,380.9

(1)     Banco Hipotecario has 6 series of bonds issued prior to the restructuring that have outstanding amounts that were not tendered in the restructuring process consummated in January 2004.

Borrowings from Banks and International Entities

We incurred the following indebtedness, which have been already fully paid with the proceeds obtained from other financings:

•         Banco Hipotecario obtained Interbank loans in pesos in an aggregate principal amount of Ps. 20.2 million.

Borrowings from the Central Bank

On November 11 and December 1, 2004, Banco Hipotecario pre-paid the financial assistance loans granted by the Central Bank in amounts totaling Ps.10.0 million and Ps.30.0 million, respectively, in order to settle in advance restructured foreign debt. On January 20, 2005 and February 25, 2005, Banco Hipotecario participated in the tender offer established by the Central Bank in accordance with the guidelines of Communications “A” 4268 and 4282, the amount of Ps. 63.8 million and Ps.16.9 million, respectively, having been accepted in settlement of the previously refinanced debt. On May 3, 2005 Banco Hipotecario fully prepaid all outstanding balances due on this indebtedness of approximately Ps. 233.5 million. As of June 30, 2008, Banco Hipotecario recorded in its financial statements borrowings from the Central Bank totaling Ps. Ps. 239.1 million.

On June 26, 2009 the remaining subscription of hedge bonds and of their detached coupons took place and Banco Hipotecario and BACS subscribed an original nominal value of US$ 72,196 thousand. As of June 30, 2010 there was no amount of hedge bond to be received pending of delivery.

Loan Securitization Program

Banco Hipotecario has executed various financial trust agreements under which, as trustor, it has transferred the trust beneficiary rights of mortgage and consumer loans to the loan portfolio to different financial institutions as trustee. Once the loans have been transferred to the trust fund it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for setting the amount of the loans ceded by the Bank.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

In 2004, the bank created a Global Trust Program “Cedulas Hipotecarias Argentinas” Under this program eleven series of Argentine Mortgage Bonds Financial Funds (CHA) were created for the face value of Ps 50.0 million, Ps. 49.9 million, Ps 62.5 million, Ps 64.6 million, Ps 65.0 million, Ps. 69.1 million, Ps 71.4 million, Ps 74.5 million, Ps 202.6 million, US$ 85.0 million, Ps. 17.2 million and Ps 215.0 million corresponding to Series I, II, III, IV, V, VI, VII,VIII , IX, X y XI respectively.

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

In December 2001, Banco Hipotecario received authorization from the Central Bank to accept time deposits for individuals as well as institutions and amended its bylaws accordingly, with approval of a majority of its shareholders as required by Argentine Corporate Law. At June 30, 2010 and 2009 its total deposits consisted of the following:

	At June 30,		%Change
	2010	2009	2010/2009

Checking accounts	106.6	68.9	54.7%
Saving accounts	313.6	215.6	45.5%
Time deposits	3,910.5	3,019.8	29.5%
Other deposits accounts	60.0	62.7	(4.3)%
Accrued interest payable	54.5	45.3	20.3%
Total	4,445.2	3,412.2	30.3%

Its current strategy is to increase deposits significantly over time in order to achieve significant liquidity to maintain and further develop its financing activities.

Contractual Obligations

In connection with our operating activities, we enter into certain contractual obligations. The following table shows the principal amounts of our contractual obligations and their contractual interest rates as of June 30, 2010:

	MATURITY	ANNUAL INTEREST				3 TO 5	OVER
		RATE	TOTAL PS	PAST DUE	LESS THAN A YEAR	YEARS	5 YEARS
BONDS
Defaulted bonds US$ (1)			26.6	26,6
Defaulted bonds Eur (1)			17.8	17,8
Series 4	16-Nov-10	9.75%	521.1		521.1
Series 5	27-Apr-16	9.75%	864.9				864.9
Long term bonds US$	01-Dic-13	3% - 6%	369.2			369.2
Long term bonds EURO	01-Dic-13	3% - 6%	581.3			581.3

(1)   Includes debtors who did not accept the restructuring process

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

•	cash generated by operations;
•	cash generated by the issuance of debt securities;
•	cash from borrowings and financings arrangements; and
•	cash proceeds from the sale of real estate.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	capital expenditures for acquisition or construction of property, plant and equipment;
•	interest payments and repayments of debt;
•	acquisition of shares in companies;
•	payments of dividends; and
•	acquisitions or purchases of real estate.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2011, we had negative working capital of Ps.260.6 million. At the same date, we had cash and cash equivalents totaling Ps.312.3 million, an increase of 106.3% from the Ps.151.4 million of cash and cash equivalents we held as of June 30, 2010.

As of June 30, 2010, we had working capital of Ps.151.3 million. At the same date, we had cash and cash equivalents totaling Ps.151.4 million, a decrease of 18.6% from the Ps.185.9 million of cash and cash equivalents held as of June 30, 2009.

As of June 30, 2009, we had negative working capital of Ps.83.0 million. At the same date, we had cash and cash equivalents totaling Ps.185.9 million, a decrease of 52.2% from the Ps.389.0 million of cash and cash equivalents held as of June 30, 2009.

We believe our working capital (calculated by subtracting current liabilities from current assets) and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through the issuance of long term debt under the new global note program approved by the shareholders meeting held on October 31, 2011 or through the issuance of equity or through selective asset sales. For more information about liquidity please see “Risk Factors” and “Recent Developments”.

Cash Flow Information

Operating Activities

2011 Fiscal Year

Our operating activities resulted in net cash inflows of Ps.571.8 million for fiscal year 2011 primarily as a result of operating gains of Ps.752.0 million, a decrease in inventories of Ps.57.1 million, an increase in account payable of Ps.112.8 million, and an increase in other receivables and prepaid expenses of Ps.24.2 million, an increase in intangible assets of Ps.3.1 million, decrease in customer advances, salaries and social security payable and taxes payable of Ps.76.6 million, a decrease in trade accounts payable of Ps.7.1 million and an increase in other liabilities of Ps.13.5 million.

2010 Fiscal Year

Our operating activities resulted in net cash inflows of Ps.376.5 million for fiscal year 2010, primarily as a result of operating gains of Ps.668.7 million, an increase in account payable of Ps.24.7 million and an increase in trade accounts payable of Ps.112.8 million. These were partially offset by an increase in accounts receivable, net of Ps.112.8 million, an increase in other receivables and prepaid expenses, net of Ps.3.1million, a decrease in customer advances, salaries and social security payable and taxes payable of Ps.120.2 million and a decrease in other liabilities of Ps.15.9 million.

2009 Fiscal Year

Our operating activities resulted in net cash inflows of Ps. 442.6 million for fiscal year 2009, primarily as a result of operating gains of Ps.619.4 million, an increase in inventories of Ps.74.9 million and an increase in advances from customers, salaries and social security payable and taxes payable of Ps.86.1 million. These were partially offset by an increase in accounts receivable, net of Ps.122.6 million, an increase in other receivables and prepaid expenses, net of Ps.133.7 million, a decrease in trade accounts payable of Ps.38.6 million and a decrease in other liabilities of Ps.27.5 million.

Investment Activities

2011 Fiscal Year

Our investing activities resulted in net cash outflows of Ps.746.0 million for fiscal year 2011, primarily as a result of investments in shares, net, mainly Ps. 474.0 million in the 29.55% additional capital stock of APSA; Ps. 12.9 million for the remaining 50% share of Liveck and Ps. 10.0 million for the acquisition of 100% stake in Unicity, partly offset by the selling of an 80% stake in Tarshop for Ps. 67.5 million.; (ii) Ps. 320.9 million were related to additional share increases in other companies, mainly Ps. 96.6 million in the acquisition of 49% stake in Rigby 183 LLC, Ps. 76.5 million in the acquisition of an additional 19% in the Lipstick building, Ps. 56.3 in the acquisition of 8.86% of TGLT, Ps. 31.7 million in the acquisition stake in Banco Hipotecario and Ps. 17.8 million in Hersha additional shares; (iii) Ps. 87.6 were related in the acquisition of fixed assets (see “Capital Expenditures”); (iv) Ps. 27.1 million, were related to intercompany loans.

2010 Fiscal Year

Our investing activities resulted in net cash outflows of Ps. 456.0 million for fiscal year 2010, of which (i) Ps. 253.2 million were related to the acquisition of an additional 6.7% capital stock in Banco Hipotecario and the acquisition of our share in Hersha (ii) Ps. 156.5 million were related to capital expenditures, (iii) Ps. 30.1 were related to capital loans to subsidiaries, (iv) Ps. 23.7 million were involved as an advance payment in Parque Arauco S.A. transaction, (v) Ps. 11.9 million were related to land reserve acquisition; partly offset by Ps. 19.9 million recived as an advance payment for selling Tarshop S.A.

2009 Fiscal Year

Our investing activities resulted in net cash outflows of Ps.455.0 million for fiscal year 2009, of which Ps.157.6 million were related to the acquisition of shares in companies and undeveloped parcels of land and other non-current investments primarily in the acquisition of an additional interest of 9.58% in Banco Hipotecario´s equity, in the acquisition of a 30% interest in Metropolitan, and Ps.272.3 million were invested in the acquisition of fixed assets mainly in the partial construction at the Panamerican Mall Ps.205.9 million and the construction of Dique IV.

Financing Activities

2011 Fiscal Year

Our financing activities resulted in net cash inflows of Ps.335.1 million. Our net cash provided by financing activities for fiscal year 2011 was primarily related to (i) an increase in financial loans of Ps.225.8, (ii) our issuance of notes for Ps.757.4 million, net of issuance expences; partially offset by (i) the payment of short-term and long-term debt for Ps.248.1 million, (ii) the payment of Ps. 10.9 of financed purchases, (iii) the payment of Ps. 142.0 million in interests and (iv) the payment of dividends to shareholders for Ps.247.9 million.

2010 Fiscal Year

Our financing activities resulted in net cash inflows of Ps.44.9 million. Our net cash provided by financing activities for fiscal year 20140 was primarily related to (i) an increase in short-term and long-term debt of Ps.371.3 million, (ii) Ps. 46.2 million in capital contribution by minority owners in related parties, (iii) Bond issuance for Ps. 79.8 million and (iv) Ps.22.7 million in short term securities issuance; partly offset by (i) Ps. 221.2 million payment of short-term and long-term debt, (ii) Ps.50.0 million in payment of financed purchases, (iii) Ps. 136.5 million in interest payments, (iv) Ps. 55.4 in dividends payment, and (vi) Ps. 12.0 million in notes repurchase.

2009 Fiscal Year

Our financing activities resulted in net cash outflows of Ps. 190.6 million. Our net cash spent on financing activities for fiscal year 2009 was primarily related to (i) the payment of short-term and long-term debt for Ps.156.3 million, (ii) Ps.105.4 related to the repurchase of Alto Palermo Notes Series I and II, (iii) the payment of dividends to minority shareholders of Ps.23.5 million, partially offset by (i) a capital contribution made by minority owners in related parties of Ps.48 million, and (ii) the increase of financial loans and bank overdraft of Ps.180.8 million.

Indebtedness

 The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2011:

	Currency	Less than 1 year	More than 1 year and up to 2 years	More than 2 years and up to 3 years	More than 3 years and up to 4 years	More than 4 years	Total (1)	Annual Average Interest Rate
Schedule of Maturities or Amortization		(In million Pesos, constant currency, as of June 30, 2011)(2)						(%)
Banking debt and other
Bank loans (3)	Ps./US$	529,496	27,585	—	—	—	557,081	Float
Hoteles Argentinos’ secured loans	Ps.	18,984	—	—	—	—	18,984	Ps. 16,75% / US$ 3,80%
APSA’s 2011 Notes for US$ 6 M (Series IV)	US$	—	—	—	—	—	—	7%
APSA’s 2011 Notes for Ps. 55 M (Series III)	Ps.	—	—	—	—	—	—	Badlar+3%
APSA’s 2012 Notes for Ps. 154 M (Series II)	Ps.	28,889	—	—	—	—	28,889	11%
APSA’s 2014 Convertible Notes for US$ 50 M (4)	US$	3	—	4,640	—	—	4,643	10%
APSA’s 2017 Notes for US$ 120 M (Series I)	US$	4,490	—	—	—	432,591	437,081	8%
IRSA’s 2017 Notes	US$	20,960	(710)	(710)	(710)	614,549	633,379	9%
IRSA’s 2020 Notes	US$	30,800	(875)	(875)	(875)	600,741	628,916	12%
Equity investees and other related parties	US$	2,345					2,345
Debt financed by the seller (2)	Ps./US$	47,846	19,523	19,523	—	42,522	129,415

Total banking debt and other		683,813	45,523	22,578	(1,585)	1,690,403	2,440,733
Total debt		683,813	45,523	22,578	(1,585)	1,690,403	2,440,733

(1) Figures may not sum due to rounding.

(2)	Exchange rate as of June 30, 2011 US$1.00 = Ps. 4.1100.
(3)	Includes bank overdrafts.
(4)	Disclosed net of the notes held by us

Hoteles Argentinos Loan

On March 15, 2010, we entered into a loan agreement with Standard Bank Argentina S.A., whereby it lent to Hoteles Argentinos the sum of Ps. 19.0 million, which were used to repay the loan with Credit Suisse First Boston International. In addition, on March 15, 2010, the mortgage and swap agreement entered into with Credit Suisse First Boston International were cancelled. The new loan with Standard Bank Argentina S.A. was repayable in a single payment that fell due on the first anniversary of the agreement’s execution date, and accrues interest at a fixed rate of 16.25% payable every three months in arrears. On March 15, 2011, such loan was replaced and three loans with Standard Bank Argentina S.A. were agreed upon: one loan for Ps. 15.8 million, due on March 14, 2012 accruing interest at a rate of 16.75%, and two loans in dollars, each for US$ 0.4 million, the first one due on September 12, 2011 and accruing interest at a rate of 3.70% and the second one due on March 14, 2011 accruing interest at a rate of 3.90%. Upon the first expiration on September 12, 2011, interests were payed and capital was renewed for another year accuring interest at a rate of 3.90%.

Alto Palermo 10% convertible notes due 2014

On July 19, 2002 APSA issued US$50.0 million unsecured convertible notes in exchange for cash and settlement of certain liabilities owned to its shareholders. Raymond James Argentina, Sociedad de Bolsa S.A. acted as underwriting and placement agent. The proceeds from the Convertible Notes were used to settle short-term bank loans in the sum of Ps.27.3 million, and to redeem secured corporate notes issued by APSA in the principal amount of Ps.52.8 million. The Convertible Notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option into common shares at a par value of Ps.0.10 per share. The exchange rate per U.S. Dollar is Ps.3.08642 or the result obtained from dividing the exchange rate effective at the exchange date by the par value of APSA’s common shares, whichever is lower. The maturity date of the Convertible Notes was July 19, 2006, but at a special noteholders’ meeting held on May 2, 2006, the noteholders approved the extension of the maturity date to July 19, 2014. The other terms and conditions of the Convertible Notes remained unchanged. During the fiscal years 2003, 2004, 2005, 2006, 2007 and 2011 the holders of approximately US$18.24 million of APSA’s Convertible Notes exercised their conversion rights; therefore, APSA issued 4,829,745; 22,852,514; 52,741,373; 1,539,000, 101,582 and 477,544,197 common shares, respectively. As of June 30, 2011 the outstanding balance of our Convertible Notes was US$31.8 million. APSA offered an aggregate repurchase price of US$36.1 million to the holders of our Convertible Notes. On September 22, 2011, APSA reported that one holder of its Convertible Notes exercised its conversion rights. As a result, there were issued 277,777 common shares, of nominal value pesos 0.1 (V$N 0.1) each, and canceled Convertible Notes for an amount of US$ 9,000 (See “Recent Developments” and “Significant changes”).

 On May 26, 2011 we approved the sale of all convertible notes held by us to APSA, subject to the consummation of a concurrent underwritten international offering of ADSs and offering of common shares in Argentina. The Convertible Notes to be sold to APSA by us represent 99.9% of the aggregate outstanding principal amount of the Convertible Notes. The price APSA offered to repurchase their Convertible Notes was approved in APSAs shareholders’ meeting held on May 26, 2011. Our Audit Committees determined that the terms of the proposed repurchase of Convertible Notes held by us were reasonable, and both companies obtained third party fairness opinions with respect to the repurchase price offered. As of the date of this annual report, APSA has not received confirmation from other holders about their acceptance of the proposed repurchase. If APSA does not receive such confirmation, Convertibles Notes in the amount of US$ 8,240 will remain outstanding.

Alto Palermo series I and series II notes

On May 11, 2007, Alto Palermo issued two new series of notes under its global program. Series I consists of notes for a principal amount of US$120 million, which accrue interest at a fixed rate of 7.875% per annum, payable semi-annually, and with maturity on May 11, 2017.

Series II consists of notes for a principal amount of Ps. 154 million (equivalent to US$50 million), which accrue interest at 11% per annum, payable semi-annually, and are repayable in seven semi-annual installments commencing on June 11, 2009.

Acquisition of Alto Palermo’s Series I Notes.

During fiscal year 2009, we purchased US$ 39.6 million in principal amount of Alto Palermo’s Series I Notes, for a total amount of US$ 19.3 million.

In turn, in the course of fiscal year 2009, our subsidiary Alto Palermo repurchased some of its Series I notes for US$ 5.0 million in nominal value. As a weighted average, the price paid was US$ 0.3978 for a total of US$ 2.0 million.

In fiscal year 2011, we sold these notes for a principal amount of US$ 39.6 million at an average price of US$ 0.9605 totaling US$ 38.1 million. In addition, during this fiscal period, APSA repurchased its Series I notes for a principal amount of US$ 5.0 million. The weighted average price was US$ 1.0201 for a total of US$ 5.1 million.

Therefore, as of June 30, 2011, our consolidated holdings of Alto Palermo’s Series I notes amounted to US$ 10.0 million (The entire amount is held by APSA) in nominal value.

Acquisition of Alto Palermo’s Series II Notes

During fiscal year 2009, we bought US$ 15.1 million in principal amount of Alto Palermo’s Series II Notes, for a total of US$ 8.2 million, representing as a weighted average, a price of US$ 0.5513.

In turn, in the course of fiscal year 2009, our subsidiary Alto Palermo purchased some of its Series II notes for US$ 3.0 million in nominal value, for a total of US$ 2.3 million, representing, as a weighted average, a price of US$ 0.75. During fiscal year 2011, no purchases were made with respect to these Series II notes.

Therefore, as of June 30, 2011, our consolidated holdings of Alto Palermo Series II notes amounted to US$ 19.9 million in nominal value including previous holdings.

Alto Palermo’s Series III and Series IV Notes

On November 13, 2009, Alto Palermo issued two series of Notes under its Global Note Program. Series III consisted of notes for a principal amount of Ps. 55.8 million, which accrued interest at the BADLAR Private interest rate plus 3% payable every three months and maturing on May 12, 2011. Series IV consisted of notes for a principal amount of US$ 6.6 million (equivalent to Ps. 25.0 million), which accrued interest in US dollars at a fixed interest rate of 6.75% per annum payable semiannually and maturing in a single payment on May 12, 2011.

The proceeds derived from Series III and Series IV were used for refinancing or repaying the short-term debt and working capital in Argentina.

As of June 30, 2011, these two series of notes were due and fully paid.

8.5% Series I notes due 2017

On February 2, 2007, we issued 2017 fixed-rate notes for a total amount of US$ 150.0 million, which accrue interest at an annual interest rate of 8.5% payable semi-annually and which mature in a single installment on February 2, 2017.

These notes also contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•	50% of the cumulative consolidated net income; or
•	75% of the cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 3.0 to 1; or
•	100% of the cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 4.0 to 1; plus
•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by us or by our restricted subsidiaries from (a) any contribution to our capital stock or the capital stock of our restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of our restricted subsidiaries subsequent to the issue of our notes due 2017, or (b) issuance and sale subsequent to the issuance of our notes due 2017 or our indebtedness or the indebtedness of our restricted subsidiaries that has been converted into or exchanged for qualified capital stock of us, (c) any kind of reduction in our indebtedness or the indebtedness of any of our restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from unrestricted subsidiary.

 11.5% Series II notes due 2020

On July 20, 2010, we issued fixed-rate notes due in 2020 for a total amount of US$ 150.0 million, which accrue interest at an annual interest rate of 11.5% payable semi-annually and which mature in a single installment on July 20, 2020.

These Series II notes are subject to the same covenants as described for Series I notes due 2017.

Debt structuring for the acquisition of Edificio República

On April 28, 2008 we executed a loan agreement secured by a mortgage with Banco Macro S.A. pursuant to which Banco Macro S.A. lent us US$ 33.6 million, which it applied to the repayment of the debt balance owed to Fideicomiso República, which was incurred with respect to the acquisition of Edificio República. The principal shall be repaid in five annual, equal and consecutive installments maturing on April 28 each year and accruing interest at an annual nominal rate of 12% payable semi-annually on April and October 28, each year. Banco Macro’s loan is secured by a mortgage on the property known as “Edificio República”.

Capital Expenditures

Fiscal Year 2011. During the fiscal year ended June 30, 2011, we invested Ps. 967.3 million of which (i) Ps.900.1 million are related to acquisition and improvements of fixed assets, mainly due to (a) Ps. 713.1 million related to the APSA shares purchase, (b) the acquisition of Soleil Factory for Ps. 43.9 million, (c) the acquisition of San Martín property for Ps. 70.2 million, (d) properties to recive (parking lots) related to Beruti barter agreement for Ps. 9.3 million, (e) Ps. 11.2 million in the construction of Dot Baires Shopping and its office building, (f) improvements in our shopping centers for Ps. 9.5 million, (g) improvements in our hotels Sheraton, Llao Llao and Intercontinental for Ps. 4.6 million, Ps. 2.2 million and Ps.1.7 million, respectively, and (ii) Ps. 67.1 million in the acquisition of plots of land, of wich Ps. 29.2 million are related to the acquisition on the 50% stake in Liveck S.A. (Zetol and Vista al Muelle), Ps. 17.9 million are related to the acquisition of Unicity S.A. (additional 10% stake in Santa Maria del Plata), Ps. 12.7 million are related in the APSA stake purchase, and Ps. 6.7 million are related to Soleil Factory acquisition and its construction permits.

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

D. Trend Information

After the economic crisis suffered during fiscal year 2009, the global economy is moving forward to an expansion track together with better financial conditions. During 2010 world output returned to its growth track, pulled mainly by emerging and developing economies, reaching a 5.1% grouth during that year. According to IMF “World Economic Outlook” released in September 2011, world total output will increase 4.0% in 2011, while it is projected that it will grow around 4.0% in 2012; which represent (0.4%) and (0.5%) variations from the expenses expectations released by IMF on April 2011.

It must be highlighted that, during fiscal year ended June 30, 2011, economic activity in developing countries was higher than in the developed world. In this sense, performance at the local market levels also picked up the trend (in local currency). During this fiscal year, whereas the Eurostoxx 50, by 10.74% and the Nikkei by 6.79%, the Santiago stock exchange rose by 19.13% and Argentina’s Merval rose by 52.11%.

Given this international context, the Argentine GDP has resumed the strong growth path that was interrupted in 2009, showing an increase of 9.2% in 2010, according to the Argentine Institute of Statistics and Censuses (“INDEC”). In the year to date, the same positive trend in the level of activity is noted. For the first 6 months of 2011, the Monthly Economic Activity Estimator” EMAE”, usually used to predict the GDP, rose 8.9% compared to the same month in the previous fiscal year, with an upward trend. As concerns to inflation, the INDEC’s measurements show that accumulated inflation for the first 6 months is in the whereabouts of 5.5%.

 During the first six months of 2011, Total Consumption has been the most significant component in the Aggregate Demand, with a 68.6% share.

Sales in the shopping center sector have grown significantly in the first half of 2010; primarily due to the decline experienced in 2009 due to the international financial crisis that had had considerable bearing on shopping centers’ revenues, but mainly in the recovery in consumption compared to the previous fiscal year, against a backdrop of high inflation in which salaries went hand in hand with retail price raises. Based on INDEC’s most recently released figures, when measured year-on-year, the sales for the first nine months of 2011 rose by 22.0% compared to the same period a year earlier.

When it comes to retailer activity, according to CAME, the Confederation of Argentine Medium-Sized Enterprises, retail sales volumes grew by 6.4% in June 2011 compared to June 2010, driven by consumers’ good mood and the tangible improvements in household nominal income. Most of the items offered by retailers performed with outstanding dynamism in June. Considering June 2011 figures, there was an increase of 7.0% in sales volumes for the first six months of this year, compared to the same period of last year.

As regards the office market, according to Colliers Argentina, the stock of A+ and A office buildings on the market for the first semester of calendar 2011 grew by 16,000 square meters. Furthermore, during fiscal year 2011, the market had an expansion in occupied surface area of 40,780 square meters. Thus, the difference between the occupied surface area and the space demand determined a decrease in the vacancy rate, which was 7.5% in A+ and A office buildings. On the other hand, the general level of market rental prices, measured in US dollars, was stabilized after a downward subsequent to the global financial crisis of 2008.

As regards the residential market, in the first half of calendar 2011, the number of deeds filed with the Registry of Real Property of the Autonomous City of Buenos Aires for title conveyance totaled 28,507, representative of a 4.56% increase compared to the deeds filed during the first half of 2010. This totaled deeds for Ps. 11,619.4 million, a 19.6% increase compared to the same period of last yerar.

When it comes to the hotel sector, the foreign exchange rate, favorable to foreign tourists, continues to give Argentina a competitive edge as a tourist destination. For the fist six months of 2011, the tourist inflow increased 7.3% compared to the same period of the previous year. In turn, the corporate market has been showing significant growth, with Argentina being the venue of major events, congresses and conventions that generate large investments and favor hotel profitability .

E. Off-Balance Sheet Arrangements

At June 30, 2011, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2011:

Payments due by period (2)

(in thousands of Pesos)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt	3,313,142	316,140	385,944	422,566	2,188,492
Purchase obligations	-	-	-	-	-
Other long-term obligations	41,071	8,857	12,811	19,367	36
Total (1)	3,354,213	324,997	398,755	441,933	2,188,528

(1)	Includes our main financial and related parties debts, foreign suppliers and tax amnesty plan for gross sales tax payable.
(2)	Includes accrued interest and prospective interest.

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

Currently our board of directors is composed of thirteen directors and three alternate directors. Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a full director or until a new director is designated.

The table below shows information about our directors and alternate directors:

Name	Date of Birth	Position in IRSA	Date of current appointment	Term expiration	Current position held since

Eduardo S. Elsztain	01/26/1960	Chairman	2009	2012	1991
Saúl Zang	12/30/1945	Vice-Chairman I	2009	2012	1994
Alejandro G. Elsztain	03/31/1966	Vice-Chairman II	2010	2013	2001
Fernando A. Elsztain	01/04/1961	Regular Director	2011	2014	1999
Carlos Ricardo Esteves	05/25/1949	Regular Director	2011	2014	2005
Cedric D. Bridger	11/09/1935	Regular Director	2009	2012	2003
Marcos Fischman	04/09/1960	Regular Director	2009	2012	2003
Fernando Rubín	06/20/1966	Regular Director	2010	2013	2004
Gary S. Gladstein	07/07/1944	Regular Director	2010	2013	2004
Mario Blejer	06/11/1948	Regular Director	2011	2014	2005
Mauricio Wior	10/23/1956	Regular Director	2009	2012	2006
Gabriel A. G. Reznik	11/18/1958	Regular Director	2011	2014	2008
Ricardo H. Liberman	12/18/1959	Regular Director	2011	2014	2008
Daniel Ricardo Elsztain	12/22/1972	Regular Director	2011	2014	2011
Emilio Cárdenas	08/13/1942	Alternate Director	2008	2014	2003
Salvador D. Bergel	04/17/1932	Alternate Director	2008	2014	1996
Enrique Antonini	03/16/1950	Alternate Director	2010	2013	2007

Ricardo Esteves, Cedric Bridger, Mario Blejer, Emilio Cárdenas, Ricardo H. Liberman and Enrique Antonini are independent directors, pursuant to Comisión Nacional de Valores’ Resolution No. 400/2002.

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the Chairman of the Board of Directors of Alto Palermo, Consultores Assets Management S.A., Cresud , BrasilAgro Companhia Brasileira de Propiedades Agrícolas, BACS Banco de Crédito & Securitización (“BACS”) and Banco Hipotecario, among others. He is also Vice-chairman of the Board of Directors of E-Commerce Latina S.A.. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes law firm. He is also vice-chairman of Alto Palermo and Cresud; Puerto Retiro and Fibesa, and a director of Banco Hipotecario, Nuevas Fronteras S.A., Tarshop, Palermo Invest S.A. and BrasilAgro.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. He is currently chairman of Inversiones Ganaderas S.A. and Cactus Argentina, BrasilAgro, second vice-chairman of Cresud and executive vice-chairman of Alto Palermo. He is also vice-chairman of Nuevas Fronteras and Hoteles Argentinos and director of Inversora Bolívar S.A. He is the brother of Chairman Eduardo S. Elsztain, Daniel Ricardo Elsztain and a cousin of Director Fernando A. Elsztain.

Fernando A. Elsztain. Mr. Elsztain studied architecture at the Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a family-owned real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Alto Palermo, Hoteles Argentinos and Tarshop and an alternate director of Banco Hipotecario and Puerto Retiro, among others. He is Alejandro Elsztain, Eduardo S. Elsztain and Daniel Ricardo Elsztain’s cousin.

Carlos Ricardo Esteves. He has a degree in Political Sciences from the Universidad El Salvador. He was a member of the Boards of Directors of Banco Francés del Río de la Plata, Bunge & Born Holding, Armstrong Laboratories, Banco Velox and Supermercados Disco. He was one of the founders of CEAL (Consejo Empresario de América Latina) and is a member of the board of directors of Encuentro de Empresarios de América Latina (padres e hijos) and is co-President of Foro Iberoamericano.

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

Marcos Fischman. Mr. Fischman is a pioneer in corporate coaching in Argentina. He studied at the Hebrew University of Jerusalem. He provides consulting services to businessmen, scholars and artists. In 1993 he joined our company and provides us with consulting services in communication and development.

Fernando Rubín. Mr. Rubin has a degree in psychology from the Universidad de Buenos Aires and attended a post-graduate course in human resources and rganizational analysis at E.P.S.O. Since July 2001, he has been the manager of organizational development at Banco Hipotecario. He served as corporate manager of human resources for us, director of human resources for Moet Hennessy Louis Vuitton in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division for the international consulting firm Roland Berger & Partners-International Management Consultants.

Gary S. Gladstein. Mr. Gladstein has a degree in economics from the University of Connecticut and a master’s degree in business administration from Columbia University. He was operations manager in Soros Fund Management LLC and is currently a senior consultant of Soros Fund Management LLC.

Mario Blejer. Dr. Blejer obtained a degree from Hebrew University and a Ph.D. from the University of Chicago. He lectured courses at Hebrew University, Boston University and New York University. He has published several articles on macroeconomic and financial stability subjects. He served for twenty years in different departments of the IMF. In 2002, he was appointed chairman of the Central Bank and during 2003 he was appointed director of the Center for Studies of Central Banks of the Bank of England.

Mauricio Wior. Mr. Wior obtained a masters degree in finance, as well as a bachelors degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a director of Ertach S.A. and Banco Hipotecario. He has held positions at Bellsouth where he was Vice President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); the U.S. Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was a director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires. He worked for us from 1992 until May 2005, when he resigned. He previously worked for an independent construction company in Argentina. He is an alternate director of Puerto Retiro S.A., Tarshop and Fibesa, as well as member of the board of directors of Banco Hipotecario, among others.

Ricardo Liberman. Mr. Liberman graduated as a public accountant from Universidad de Buenos Aires. He is also an independent consultant in audit and tax matters.

 Daniel Ricardo Elsztain. obtained a degree in Economic Sciences from the Torcuato Di Tella University and has a Master in Business Administration from the Austral IAE University. At present, he is our Director for Real Estate Business, since 2004. He is also member of the board of trustees of Hersha Hospitality Trust.  Mr. Elsztain is the brother of both the Chairman of the Board of Directors, Mr. Eduardo S. Elsztain, and of the Executive Vice-Chairman, Mr. Alejandro G. Elsztain and cousin of Director Fernando A. Elsztain.

Emilio J. Cárdenas. Mr. Cárdenas obtained a law degree from the Universidad de Buenos Aires and a Ph.D. from University of Michigan. He has been a member of our board of directors since 1996. He was chairman of ABRA, founding partner of Cárdenas, Cassagne & Asociados law firm, Argentina’s Permanent Representative to the United Nations and is currently a member of the board of directors of HSBC Banco Roberts.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from the Universidad Nacional del Litoral. He is a founding partner of Zang, Bergel & Viñes law firm and a consultant at Repsol YPF S.A. He is also an alternate director of Cresud and APSA.

Enrique Antonini. Mr. Antonini holds a degree in law from the Universidad de Buenos Aires. He was director of Banco Mariva S.A. since 1992 until today), Mariva Bursátil S.A. since 1997 until today. He is a member of the Banking Lawyers Committee and the International Bar Association. At present, he is Alternate Director of Cresud.

Employment contracts with our directors

We do not have written contracts with our directors. However, Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain and Fernando Rubín are employed by us under the Labor Contract Law No. 20,744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an Executive Committee consisting of five regular directors and one alternate director, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain and Fernando Elsztain as members. The executive committee meets as needed by our business, or at the request of one or more of its members.

The executive committee is responsible for the management of the daily business pursuant to the authority delegated by the Board of Directors in accordance with applicable law and our by-laws. Pursuant to Section 269 of the Argentine Corporations Law, the Executive Committee is only responsible for the management of the day-to-day business. Our by-laws authorize the executive committee to:

•	designate the managers of our Company and establish the duties and compensation of such managers;
•	grant and revoke powers of attorney on behalf of our Company;
•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;
•	enter into contracts related to our business;
•	manage our assets;
•	enter into loan agreements for our business and set up liens to secure our obligations; and
•	perform any other acts necessary to manage our day-to-day business.

Senior Management

Appointment of Senior Management

Our board of directors appoints and removes senior management.

Senior Management Information

The following table shows information about our current senior management appointed by the Board of Directors:

Name	Date of birth	Position	Current position held since

Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Gabriel Blasi(1)	11/22/1960	Chief Financial Officer	2004
Jorge Cruces	11/07/1966	Chief Real Estate Officer	2007
Daniel Ricardo Elsztain	12/22/1972	Chief Real Estate Business Officer	2007
David A. Perednik	11/15/1957	Chief Administrative Officer	2002

(1) Effective December 7, 2011, Mr. Matias Gaivironsky became our new Chief Financial Officer replacing Mr. Gabriel Blasi. Mr. Gaivironsky was formerly our Head of Capital Markets and Investor Relations. Mr. Blasi has been appointed as CFO of Banco Hipotecario S.A.

The following is a description of each of our senior managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a business administration degree and carried out post graduate studies in finance at CEMA University (Universidad del CEMA, Centro de Estudios Macroeconómicos Argentinos) and at IAE, Austral University (IAE, Universidad Austral). He developed his career in the investment banking and capital markets areas at banks such as Citibank and Banco Río (BSCH). Prior to joining the group, he was Finance Director at Carrefour Argentina Group and Goyaique SACIFIA (Perez Companc Group). Currently, he serves as chief financial officer of Cresud and Alto Palermo. Also, he is member of the Board of Directors of BrasilAgro-Companhia Brasileira de Propiedades Agrícolas, is an alternate Director of Banco Hipotecario, and is a Regular Director of BACS Banco de Crédito y Securitización S.A.

David A. Perednik. Mr. Perednik obtained a degree in accounting from the Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as chief financial officer from 1986 to 1997. He also worked as a senior consultant in the Administration and Systems Department of Deloitte & Touche since 1983 to 1986. He also serves as chief administrative officer of Cresud and Alto Palermo.

Jorge Cruces. Mr. Cruces obtained the degree of architect and a Master in Business Administration, Finance Mention and Strategic Management Mention, at the Universidad de Belgrano. Before becoming part of the group, he worked as Business Development – Real Estate Manager in Diveo, Diginet and as Real Estate Projects Manager of Giménez Zapiola Binswagner. At present he serves as Chief Real Estate Officer to us and to Alto Palermo. He is also Academic coordinator and Professor of the Cluster Portfolio and Asset Management of the Executive program of Real Estate Management at Universidad Torcuato Di Tella University.

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

The following table shows information about the members of our supervisory committee, who were elected at the annual ordinary shareholders’ meeting, held on October 31, 2011:

Name	Date of Birth	Position	Expiration Date	Current position held since

José D. Abelovich	07/20/1956	Member	2012	1992
Marcelo H. Fuxman	11/30/1955	Member	2012	1992
Noemí Cohn	05/20/1959	Member	2012	2010
Sergio L. Kolaczyk	11/28/1964	Alternate Member	2012	2011
Roberto Murmis	04/07/1959	Alternate Member	2012	2005
Alicia Rigueira	12/02/1951	Alternate Member	2012	2006

Set forth below is a brief biographical description of each member of our supervisory committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of Cresud, Alto Palermo, Alto Palermo Shopping, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the supervisory committee of Cresud, Alto Palermo, Alto Palermo Shopping, Inversora Bolívar and Banco Hipotecario.

Noemí Cohn. Mrs. Cohn obtained a degree in accounting from the Universidad de Buenos Aires. She is a partner of Abelovich, Polano y Asociados S.R.L. / Nexia International, an accounting firm in Argentina, and she works in the Audit sector. Mrs. Cohn worked in the audit area of Harteneck, López and Company, Coopers & Lybrand in Argentina and in Los Angeles, California. Mrs. Cohn is a member of the Supervisory Committees of Cresud and APSA, among others.

Sergio L. Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the Universidad de Buenos Aires. He is a professional of Abelovich, Polano & Asociados S.R.L. / Nexia International. He is also an alternate member of the Supervisory Committee of Alto Palermo and us.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos del Ministerio de Economía of Argentina. Furthermore, he is a member of the supervisory committee of Cresud, Alto Palermo Shopping, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Alicia Rigueira. Mrs. Rigueira holds a degree in accounting from the Universidad de Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados SRL, a law firm member of Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia affiliated with Coopers & Lybrand. Mrs. Rigueira was professor at the School of Economic Sciences at the Universidad de Lomas de Zamora.

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

At our shareholders meeting held on October 31, 2011, the shareholders approved an aggregate compensation of Ps. 23.4 million for all of our directors for the fiscal year ended June 30, 2011.

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

Senior Management

We pay our senior management a fixed amount, established by taking into consideration their background, capacity and experience, and an annual bonus which varies according to their individual performance and our overall results. The total and aggregate cash compensation of our senior management for the fiscal year ended June 30, 2011 was Ps.9.3 million.

 Supervisory Committee

The shareholders meeting held on October 31, 2011, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Capitalization Plan

We have a defined contribution plan covering its key managers in Argentina. The Plan was effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps. 0.03  million, Ps.1.0 million, and Ps.0.6 million for the years ended June 30, 2011, June 30, 2010, and June 30, 2009, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of our contributions under the following circumstances:

•	ordinary retirement in accordance with applicable labor regulations;
•	total or permanent incapacity or disability; and
•	death.

In case of resignation or unjustified termination, the manager may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

Incentive Plan for Managers

On October, 31, 2011, the Shareholders’ Meeting ratified the duly approved Shareholder’ resolutions in connection with the implementation of the allocation of an amount equal to 1% of our outstanding shareholder equity, that shall be equal to Ps. 24,818,150, through an incentive plan addressed to certain of our employees, and the delegation of powers into our Board of Directors for the formation of an special purpose vehicle and to implement such plan, and the power to establish timing, pricing, allocation, amounts, and other, subject to applicable law.

C. Board Practices

For information about the date of expiration of the current term of office and the period during which each director has served in such office see Item 6. “Directors, Senior Management and employees – A. Directors and Senior Management.”

Benefits upon Termination of Employment

There are no contracts providing for benefits to Directors upon termination of employment., other tan those described under the following sections: (i) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Incentive Plan for Managers.

Audit Committee

Pursuant to the System governing the Transparency of Public Offers established through Decree No. 677/2001, the rules of the Comisión Nacional de Valores , its Resolution No. 400 and 402, the board of directors established that the Audit Committee shall be a committee of the board of directors. The main function of the Audit Committee is to assist the board of directors in performing its duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, the audit committee may be requested by the board of directors to report if the conditions of a related party transaction may be reasonably considered adequate according to normal market conditions.

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

D. Employees

As of June 30, 2011, we had 1,571 employees on a consolidated basis. Our Development and Sale of Properties and Offices and Other Non-Shopping Center Rental Properties segments had 88 employees, of which 27 were represented by the Commerce Union (Sindicato de Empleados de Comercio, or SEC) and 6 were represented by the Horizontal Property Union (SUTERH). Our Shopping Centers and Consumer Financing segments had 811 employees, of which 472 were under commerce collective labor agreements. Our Hotels segment had 678 employees, all of which are represented by the Tourism, Hotel and Gastronomy Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, or  UTHGRA).

The following table sets forth the number of employees by business segment as of the dates indicated:

	Development and sale of properties and Offices and other non-shopping center retail properties(1)	Shopping Centers	Hotels(2)	Financial Operations and others	Consumer Financing(3)	Total
As of June 30, 2009	179	939	670	-	694	2,482
As of June 30, 2010	88	774	682	-	719	2,263
As of June 30, 2011	82	811	678	-	-	1,571

(1)   Includes us, Inversora Bolívar, Baldovinos, Madero, Libertador 498.

(2)   Hotels include Intercontinental, Sheraton Libertador and Llao Llao.

(3)   Consumer Financing includes Tarshop.

E. Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the executive committee, supervisory committee and senior management as of September 30, 2011:

Name	Position	Number of Shares	Percentage
Directors
Eduardo S. Elsztain (1)	Chairman	382,255,065	66.06%
Saúl Zang	Vice-Chairman I	1,863,673	0.32%
Alejandro G. Elsztain	Vice- Chairman II	4,142,720	0.72%
Fernando A. Elsztain	Regular Director	-	-
Carlos Ricardo Esteves	Regular Director	-	-
Cedric D. Bridger	Regular Director	-	-
Marcos Fischman	Regular Director	-	-
Fernando Rubín	Regular Director	368,050	0.06%
Gary S. Gladstein	Regular Director	210,030	0.04%
Mario Blejer	Regular Director	60,220	0.01%
Mauricio Wior	Regular Director	-	-
Gabriel Adolfo Gregorio Reznik	Regular Director	-	-
Ricardo Liberman	Regular Director	26,521	<0.01%
Daniel Ricardo Elsztain	Regular director	143,850	0.02%
Emilio Cárdenas	Alternate director	-	-
Salvador D. Bergel	Alternate director	-	-
Enrique Antonini	Alternate director	-	-

Senior Management
Gabriel Blasi(2)	Chief Financial Officer	422,360	0.07%
Jorge Cruces	Chief Real Estate Officer	77,379	0.01%
David A. Perednik	Chief Administrative Officer	115,040	0.02%

Supervisory Committee
José D. Abelovich	Member	-	-
Marcelo H. Fuxmn	Member	-	-
Noemí Cohn	Member	-	-
Sergio L. Kolaczyk	Alternate member	-	-
Roberto Murmis	Alternate member	-	-
Alicia Rigueira	Alternate member	-	-

(1)     Includes (i) 322,414,033 common shares beneficially owned by Cresud S.A.C.I.F.y A., (ii) 43,401,932 common shares beneficially owned by Agrology S.A., (iii) 628,070 common shares beneficially owned by Consultores Asset Management S.A., (iv) 14,698,030 common shares beneficially owned by IFISA and (v) 1,113,000 common shares owned directly by Eduardo S. Elsztain.
(2)     Effective December 7, 2011, Mr. Matias Gaivironsky became our new Chief Financial Officer replacing Mr. Gabriel Blasi. Mr. Gaivironsky was formerly our Head of Capital Markets and Investor Relations. Mr. Blasi has been appointed as CFO of Banco Hipotecario S.A.

Option Ownership

No options to purchase shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employees’ Participation in our Capital Stock

                There are no arrangements for involving our employees in our capital stock or related to the issuance of options, shares or securities, other than those described under the following sections: (i) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and  (ii) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Incentive Plan for Managers.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, ANSES and all our directors and officers as a group. Percentages are expressed on a fully diluted basis.

	Share Ownership as of September 30, 2011
Shareholder	Number of Shares	Percentage (3)

Cresud (1)	365,815,965	63.2%
Directors and officers including Eduardo Elsztain (3)	23,868,943	4.1%
National Social Security Agency (“ANSES”)	25,914,834	4.5%
Total	415,599,742	71.8%

(1)  Eduardo S. Elsztain is the beneficial owner of 186,052,367 shares of Cresud, representing 38.3% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 66.1% of our shares by virtue of his investment in Cresud.

(2)  As described in notes (1) and (2) above, Mr. Elsztain may be deemed to be the beneficial owner of 66.1% of our outstanding shares consisting of (i) 322,414,033 common shares beneficially owned by Cresud S.A.C.I.F.y A., (ii) 43,401,932 common shares beneficially owned by Agrology S.A., (iii) 628,070 common shares beneficially owned by Consultores Asset Management S.A., (iv) 14,698,030 common shares beneficially owned by IFISA and (v) 1,113,000 common shares owned directly by Eduardo S. Elsztain. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding shares may be as high as 382,255,065 common shares, representing 66.1% of our outstanding shares.

(3)  As of September 30, 2011, the number of outstanding shares was 578,676,460.

Cresud is a leading Argentine producer of basic agricultural products. Cresud’s shares began trading on the Bolsa de Comercio de Buenos Aires on December 12, 1960, under the trading symbol “CRES” and on March 1997 its ADSs began trading on the Nasdaq Stock Market under the trading symbol “CRESY.” Between June 30, 2007 and November 30, 2007, Cresud converted all of our 8% convertible notes that it owned and exercised all of its warrants entitling it to purchase additional common shares, increasing its equity interest in us from 25.0% at June 30, 2007 to 34.4%.

On September 22, 2011 Cresud acquired 2,960,302 of our American Depositary Receipts which represents 5.1% of our outstanding capital stock, in the framework of a private transaction, for a total purchase price of US$ 30.1 million. Consequently, Cresud´s interest in us increased to 63.2%.

Changes in Share Ownership

Shareholder	June 30, 2007 (%)	June 30, 2008 (%)	June 30, 2009 (%)	June 30 2010(%)	June 30, 2011 (%)	September 30, 2011 (%)

Cresud(1)	25.0	38.4	50.2	57.6	57.7	63.2
IFISA(2) (3)	1.2	1.6	0.4	-	-	2.5
D.E. Shaw & Co. Inc.	0.2	6.7	7.7	7.7	7.7	-
Directors and officers (4)	0.3	0.5	0.9	1.7	1.4	1.6
National Social Security Agency (“ANSES”)	4.8	4.1	4.3	4.5	4.5	4.5
Total	31.3	51.3	63.5	71.5	71.3	71.8

(1)   As of September 30, 2011, Eduardo S. Elsztain is the beneficial owner of 185,518,647 shares of Cresud, representing 38.3% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 66.1% of our shares by virtue of his investment in Cresud.

(2)   Eduardo S. Elsztain is the Chairman of the board of directors of IFIS, a corporation organized under the laws of Bermuda and IFISA, a corporation organized under the laws of Uruguay. Mr. Elsztain, is the beneficial owner of 30.90% of IFIS capital stock, which owns 100% of IFISA. As a result, Mr. Elsztain may be deemed to be the beneficial owner of an additional 2.54% of our shares due to IFISA’s 2.54% interest in us, without taking into account his indirect interest in us through Cresud.

(3)   As described in notes (1) and (2) above, Mr. Elsztain may be deemed to be the beneficial owner of 66.1% of our outstanding shares consisting of (i) 322,414,033 common shares beneficially owned by Cresud S.A.C.I.F.y A., (ii) 43,401,932 common shares beneficially owned by Agrology S.A., (iii) 628,070 common shares beneficially owned by Consultores Asset Management S.A., (iv) 14,698,030 common shares beneficially owned by IFISA and (v) 1,113,000 common shares owned directly by Eduardo S. Elsztain. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding shares may be as high as 382,255,065 common shares, representing 66.1% of our outstanding shares.

 (4)  Includes only direct ownership of our Directors and Senior Management.

 (5)  As of September 30, 2011, the number of outstanding shares was 578,676,460.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

We are not aware of any arrangements that may, when in force, result in a change in control.

 Securities held in the host country

As of June 30, 2011, our total issued capital stock outstanding consisted of 578,676,460 common shares. As of June 30, 2011, there were approximately 35,516,144 Global Depositary Shares (representing 355,161,440 of our common shares, or 61.4% of all or our outstanding shares) held in the United States by approximately 45 registered holders.

B. Related Party Transactions

We increased our investment in Banco Hipotecario

In 1999, we acquired 2.9% of Banco Hipotecario for Ps.30.2 million in connection with its privatization. Over the years, we have gradually increased our ownership interest in Banco Hipotecario. In fiscal year 2002, we increased our ownership interest to 5.7%. During 2003 and 2004, we increased our investment in Banco Hipotecario to 11.8% by acquiring additional shares, and by acquiring and exercising warrants, for an aggregate purchase price of Ps.33.4 million. In May 2004, we sold Class D shares representing 1.9% of Banco Hipotecario to IFISA, one of our controlling shareholders, for Ps.6.0 million. In 2008 and 2009, we acquired additional shares of Banco Hipotecario S.A. for an aggregate purchase price of US$132.5 million, bringing our ownership interest to 26.9%. In 2010, we acquired additional shares of Banco Hipotecario for an aggregate purchase price of Ps.118.7 million, bringing our ownership interest in Banco Hipotecario to 28.03%. In 2011, we acquired additional shares of Banco Hipotecario for an aggregate purchase price of Ps. 36.4 million increasing our ownership interest in Banco Hipotecario to 29.77%.

Sale of Tarshop to Banco Hipotecario

On December 29, 2009, our subsidiary Alto Palermo entered into a stock purchase agreement with our affiliate Banco Hipotecario pursuant to which APSA agreed to sell 80% of Tarshop’s capital stock to Banco Hipotecario. On September 13, 2010, the transaction closed. Immediately after the sale APSA’s equity interest in Tarshop was 20% of its capital stock.

Purchase of Metroshop from Tarshop

On May 21, 2010, APSA and Tarshop entered into a share purchase agreement pursuant to which APSA purchased 18,400,000 registered, non-endorsable common shares, par value Ps.1.00 and with one vote per Class B share, issued by Metroshop, representing 50% of Metroshop’s capital stock. APSA acquired the remaining 50% of Metroshop’s capital stock from Metronec S.A. on January 13, 2011.

Negotiation between Metroshop and Tarshop

On January 13, 2011, Metroshop made two offers to Tarshop, which Tarshop accepted, to transfer the following assets to Tarshop:

(i)

receivables from consumption transactions carried out through December 31, 2010 that are performing or in default for not more than 60 days (both those in Metroshop’s own portfolio and those assigned to Fideicomiso Financiero Metroshop Serie XV);

ii)	credit card issuance agreements whose customers did not have, as of December 31, 2010, a default for over 60 days in complying with their obligations;
iii)	all credit card customers or accounts and consumer loans;
iv)	lease agreements for certain branches and the related property; and
v)	labor agreements for payroll personnel.

On July 20, 2011, the Extraordinary General Shareholders Meeting of Metroshop S.A. unanimously approved the change of its corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. Metroshop S.A. will continue providing its services, which have been broadened in scope to the following areas:

-    Consumer credit marketing and financing

-    Issuance and marketing of credit cards.

-    Performance of any type of agency and representation.

-    Management of administrative, advertising and commercial activities.

Such amendments were registered with the Public Registry of Commerce on August 29, 2011 under number 17,795.

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

Donations for Fundación IRSA and Fundacion Museo de los Niños

During the fiscal years ended June 30, 2009, 2010 and 2011, we made donations to Fundación IRSA and Fundación Museo de los Niños for a total amount of Ps.4.0 million, Ps.2.6 million and Ps.3.1 million, respectively. Eduardo S. Elsztain is the chairman of Fundación IRSA and Fundación Museo de los Niños.

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

During fiscal years ended on June 30, 2009, 2010 and 2011, Cresud continued to increase its stake in our company, reaching 55.6%, 57.5% and 57.7% respectively by the end of such periods.

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

In June 2009, we entered into a lease of the 24th floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to a lease agreement related to such floor and eight parking spaces. We pay a monthly rent of US$7,745. In November 2009 the 24th floor was transferred to us as a result of the final subscription contract.

Legal Services

During the fiscal years ended June 30, 2011, 2010 and 2009 we paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps.6.0 million, Ps.5.0 million and Ps.3.2 million, respectively, as payments for legal services. Our director, Saúl Zang, and our alternate director, Salvador D. Bergel, are partners of this law firm. Juan C. Quintana Terán, our alternate director, is of-counsel of this law firm. Ernesto Manuel Viñes, a partner of the firm, is a member of the board of directors of our equity investee Banco Hipotecario.

Dolphin Fund

Since 1996, we have invested in Dolphin Fund Plc, an open-ended investment fund which is related to our director and principal shareholder Eduardo Elsztain. These investments are carried at market value as of year-end. Unrealized gains and losses relating to investment funds are included in financial results, net, in the consolidated statements of income. The amounts relating to our net (loss) gain on holding Dolphin Fund Plc. for the years ended June 30, 2009, 2010 and 2011 were Ps.(12.1) million, Ps. 3.2 million and Ps. 4.2 million, respectively.

Loan agreements with Banco Hipotecario

Related Companies

As of June 30, 2011 some of our related companies had loans from Banco Hipotecario for a total amount of approximately Ps. 59.5 million with an average interest rate of 11.5%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

Members of the Senior Management

As of June 30, 2011 several members of the senior management of Banco Hipotecario had loans from Banco Hipotecario for a total amount of approximately Ps. 1.4 million with an average interest rate of 16%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

Agreement for the Exchange of Corporate Services between Alto Palermo and Cresud

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

In this regard, on June 30, 2004, we, Alto Palermo and Cresud entered into an agreement for the exchange of corporate services, which was amended on August 23, 2007,  August 14, 2008, and November 27, 2009.

The  agreement for the exchange of corporate services among Alto Palermo, Cresud and us, currently provides for the exchange of services among the following areas: human resources, finance, institutional relationships, management and control, systems and technology, insurance, errands, running service, contracts, technical, infrastructure and services, purchases,  architecture and design and development and works department, internal audit, real estate, hotels and tourism and risks and processes.

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

On March 12, 2010, an amendment to the agreement for the exchange of corporate services was entered into to simplify issues originating from the consolidation of financial statements as a result of the increase in Cresud’s equity interest in us. Our board of directors has deemed it convenient and advisable for this simplification to transfer the employment agreements of Alto Palermo’s and our corporate employees to Cresud. Effective January 1, 2010, the labor costs of those employees will be transferred to Cresud’s payroll, and they will render services to us and Alto Palermo, which services will continue to be distributed in accordance with the terms of the agreement for the exchange of corporate services, as amended.

In the future and in order to continue with the policy of generating the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by us with Alto Palermo and Cresud.

On July 11 th, 2011we entered into  the Fourth Agreement for Implementation of Amendments to the Master Agreement of Corporate Services with APSA and Cresud. The purpose of the new amendments is to generate a more efficient allocation of the corporate resources between the parties, to ensure the most equitable allocation of costs while maintaining the efficiency of the group, and also to continue with the reduction of certain fixed costs of the parties activities, in order to decrease its impact on the operating results.

In spite of the above, we, Cresud and Alto Palermo continue to be independent as regards the execution of their business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, nor does it affect the efficiency of the internal control systems or the internal and external auditors’ tasks of each of the companies or the possibility of presenting the transactions related to the agreement in the manner provided in FACPCE Technical Resolution No. 12. Mr. Alejandro Gustavo Elsztain is acting as General Coordinator while Mr. Cedric Bridger has been appointed as individual responsible person on our behalf , a member of the Audit Committee.

Convertible Notes of Alto Palermo

At a noteholders’ meeting held on May 2, 2006, the holders of Alto Palermo’s Series I convertible notes unanimously approved an extension of the maturity date thereof to July 19, 2014, which had initially been scheduled to mature in July 2006.

On December 31, 2009, the outstanding principal amount of such convertible notes was US$47.2 million, and we owned US$31.7 million principal amount of such convertible notes on such date. If all the holders of Alto Palermo’s convertible notes were to exercise their conversion rights, the amount of Alto Palermo’s shares outstanding would be increased from 1,259.6 million to 2,239.7 million.

As of June 30, 2011 we held US$31.8 million convertible notes of Alto Palermo.

APSA offered an aggregate repurchase price of US$36.1 million to the holders of their convertible notes. On May 26, 2011 we approved the sale of all Convertible Notes held by us to APSA, subject to the consummation of an international offering of ADSs and offering of common shares in Argentina. The Convertible Notes to be sold to APSA by us represent 99.9% of the aggregate outstanding principal amount of the Convertible Notes. The price APSA offered to repurchase their Convertible Notes was approved in APSA’s shareholders’ meeting held on May 26, 2011. APSA’s Audit Committee determined that the terms of their proposed repurchase of Convertible Notes are reasonable, and obtained third party fairness opinions with respect to the repurchase price APSA offered.

Purchase of Alto Palermo’s Series I Notes

During the fiscal year ended June 30, 2009, we purchased US$39.6 million nominal value of Alto Palermo’s Series I Notes for an aggregate amount of US$19.3 million.

Additionally, our subsidiary Alto Palermo, during the fiscal year ended June 30, 2009, repurchased US$5.0 million nominal value of its Series I Notes. The average price was US$0.3978 for an aggregate amount of US$2.0 million.

During the fiscal year ended June 30, 2011, we sold US$39.6 million nominal value of these notes at an average price of US$0.9605 totalling US$38.1 million. Furthermore, during this fiscal year, APSA repurchased US$5.0 million nominal value of its Series I Notes. The average price was US$1.0201 for an aggregate amount of US$5.1 million.

Consequently, as of June 30, 2011, our consolidated holding of Alto Palermo’s Series I Notes was US$10.0 million nominal value (all of which are held by APSA).

Purchase of Alto Palermo’s Series II Notes

During the fiscal year ended June 30, 2009, we purchased US$15.1 million in nominal value of Alto Palermo’s Series II Notes for an aggregate amount of US$8.2 million, representing a weighted average price of US$0.5513. In turn, during the 2009 fiscal year, our subsidiary Alto Palermo purchased US$3.0 million in nominal value of its Series II Notes, for an aggregate amount of US$2.3 million, representing a average price of US$0.75.

During the 2011 fiscal year, no purchases of these notes were consummated.

Consequently, as of June 30, 2011, our consolidated holding of Alto Palermo’s Series II Notes was USD 19.9 million nominal value, including previous shareholdings.

Purchase of Shares in Alto Palermo

During fiscal year ended June 30, 2010, we purchased 38,400 shares issued by Alto Palermo at an average price per share of US$0.1350 and for an aggregate amount of US$0.005 million.

On October 15, 2010, we exercised such option and paid the remaining US$120 million, in order to acquire Parque Arauco’s direct and indirect equity interest in Alto Palermo. The purchase price was US$126 million; of which US$6 million were paid at the time the option was granted. Pursuant to the terms and conditions of the option granted on January 13, 2010, the dividends pertaining to the fiscal year ended June 30, 2010 were deducted from the purchase price. As a consequence of the transaction, we increased our equity interest from 63.35% to 94.9% of the capital stock of Alto Palermo.

Cresud Credit Line

On September 24, 2011, we granted a line of credit to Cresud, for an amount of up to US$25 million with a stated maturity of 90 days, at a 7.5% annual fixed rate. Our Audit Committee has stated that the aforementioned transaction may be reasonably considered appropriate and customary in the market without any objections.

C. Interests of Experts and Counsel

This section is not applicable

ITEM 8.	Financial information

A. Consolidated Statements and Other Financial Information

See Item 18 for our consolidated financial statements.

 Legal or Arbitration Proceedings

Legal Proceedings

Set forth Set forth below is a description of certain material legal proceedings to which we are a party. We are not engaged in any other material litigation or arbitration and no other material litigation or claim is known to us to be pending or threatened against us or our subsidiaries. Nevertheless, we may be involved in other litigation from time to time in the ordinary course of business.

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

In 1991, Indarsa had purchased 90% of Tandanor, a former goverment-owned company, which owned a piece of land near Puerto Madero of approximately 8 hectares, divided into two parcels: Planta 1 and 2. After the purchase of Tandanor by Indarsa, in June 1993, Tandanor sold “Planta 1” to Puerto Retiro, for a sum of US$18 million pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. Indarsa failed to pay to the Argentine government the price for its purchase of the stock of Tandanor, and as a result the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its holding in Tandanor, the Argentine government is seeking to extend Indarsa’s bankruptcy to other companies or individuals which, according to its view, acted as a single economic group. In particular, the Argentine government has requested the extension of Indarsa’s bankruptcy to Puerto Retiro which acquired Planta 1 from Tandanor.

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the abovementioned criminal procedure, that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants.  However, this resolution is not final because it was appealed. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps.54.4 million, as of June 30, 2011, would be lost. As of June 30, 2011, we had not established any reserve with respect of this contingency.

Llao Llao Holding

Llao Llao Holding S.A. purchased Hotel Llao Llao in November 1997, from the Argentine National Parks Administration. Llao Llao Holding S.A., the predecessor of Llao Llao Resorts S.A., was sued in 1997 by the National Parks Administration to collect the unpaid balance of the purchase price in Argentine sovereign debt securities amounting to US$2.9 million. The trial court ruled in favor of the plaintiff. The ruling was appealed, and the court of appeals confirmed the judgment ordering the payment of US$2.9 million in Argentine sovereign debt securities available at the date of the ruling, plus compensatory and punitive interest and attorneys’ fees. On March , 2004, Llao Llao Holding paid Ps.9.2 million.

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

The plaintiff requested the court of original jurisdiction to initiate an incidental proceeding for the execution of the judgment. Llao Llao Resorts S.A. contested this settlement and requested to the plaintiff to provide additional information in order to evaluate the amount of the settlement. Also Llao Llao Resorts S.A. requested that the execution be suspended until there is a final judgment in the appeal filed with the Supreme Court.

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

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps.10.2 million as of June 30, 2010, which was fully paid as of the date of this annual report. There is enough amount deposited in the files to meet the auctioneer´s fees involve in the proceedings already provided and firms, which amount up to Ps. 1.0 million  plus VAT, amount that has already been given in payment to the auctioneer, pending the determination of the attorney's fees that represented the auctioneer in this case and the eventual interest that may be settled for an alleged late payment of such stipends (an issue which is debated in the file).For these two concepts could be estimated a provision of Ps. 0.08 million. On the other hand, the fees of the lawyers who acted on behalf of the Parks Administration (administración de parques) at the stage of execution of the sentence are pending of payment. These fees were not regulated yet, but we estimated that for this concept it should be provisioned an amount around Ps. 1.4 million.

In addition, on September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. LLR filed for an appeal against the award for considering the amount excessively high. The auctioneer, in turn, filed for an appeal against the award for considering the amount excessively low. After various judicial instances, the courts rendered a decision favorable to LLR and considered LLR’s debt was settled as it related to the liquidation approved in the record of proceedings. Furthermore, the appeal remedy regarding fees awarded to the auctioneer, which were reduced from Ps.1.8 million to Ps.1.1 million, plus VAT.

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

On June 12, 2009 a new agreement with the City Hall of Neuquén was signed which requires Shopping Neuquén to submit the plans of the new road project (with the agreed inclusions to the project) and the amendments to the general project.

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

On January 18, 2010, the City Hall of Neuquén requested changes to the plans filed, granting a 30-day term to file the necessary amendments. Shopping Neuquén submitted the working plans related to the first stage of the work (contemplating the construction of the shopping mall and the hypermarket), it obtained the authorizations to start such works and on July 5, 2010, construction began.

The first work stage should be completed at a maximum of 22 month from beginning construction. In the case of failing to comply with the conditions established in the agreement, the City Hall of Neuquén is entitled to terminate the agreement and may request the return of Shopping Neuquén’s acquired to the City Hall of Neuquén, among other actions.

On November 8, 2010, Shopping Neuquén was served notice of a resolution issued by the High Court of Neuquén, by which certain pending fees to be borne by Shopping Neuquén were established. Such decision is not final and Shopping Neuquén has filed an appeal on November 12, 2010 an appeal for annulment on November 17, 2010, and an extraordinary appeal on November 24, 2010. For more information please see “Recent Developments”

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos or AFIP filed a preliminary injunction with the Federal Court for Administrative Proceedings against Alto Palermo for an aggregate amount of Ps.3.7 million, plus an added amount, provisionally estimated, of Ps.0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where Alto Palermo is planning to develop a shopping center. As of June 30, 2011 under court proceedings the property was subject to legal attachment for Ps. 36.8 million.

After we sold the Edificio Costeros, dique II, on November 20, 2009 we requested an opinion to the Antitrust Authority as to whether it was necessary to report this transaction. The Antitrust Authority advised us that we were required to notify the transaction, decision that was appealed and confirmed in court. Consequently, on December 5, 2011, we notified the transaction and of the date of this annual report the Antitrust Authority is analyzing the operation

After sold Reconquista 823/41 on April 27, 2009, we asked the Antitrust Authority if it was necessary to notify this operation. On August 14, 2009, the Antitrust Authority informed us that it was not necessary to report this sale. The Antitrust Authority advised that we were in fact required to notify it, and we challenged this opinion in the local courts.

After the acquisition of Bouchard 557, we asked the Argentine Antitrust Authority whether it was necessary to notify it of such acquisition. The Antitrust Authority advised us that we were in fact required to notify it, and the competent court ratified such decision. Consequently, on April 22, 2008, the notice of the operation was filed with the Antitrust Authority. On June 10, 2009, the Antitrust Authority authorized the acquisition of Bouchard 557. After we sold the 29.85% interest in Bouchard 557, to Techint Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial, we asked the Antitrust Authority if it was necessary to notify this operation. On July 4, 2008, the Antitrust Authority informed us that it was not necessary to report this sale.

We filed a new request for the Antitrust Authority’s opinion regarding our acquisition of Bank Boston Tower on August 30, 2007. The Antitrust Authority advised us that we were in fact required to report the transaction and the competent court ratified such decision. On November 15, 2011, the transaction was filed with the Antitrust Authority. . On November 10, 2011 by Resolution SCI No. 356 it was authorized the purchase of the property.

On May 6, 2008, we filed with the Antitrust Authority a request for its opinion as to the need to notify the Antitrust Authority the acquisition of Edificio República. The Antitrust Authority advised us that we were in fact required to report the transaction and the competent court ratified such decision. On November 3, 2010 the Antitrust Authority authorized the acquisition of Edificio Republica. On January 15, 2007 we were notified of two claims filed against us before the Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing the acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 we responded the claims. On June 26, 2007, the Antitrust Authority notified us that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. As of the date of this filing the result of this proceeding has not been determined.

On January 22, 2008, Alto Palermo requested the Antitrust Authority’s clearance for the transfer of the Soleil Factory shopping center. On April 12, 2011, the Antitrust Authority authorized the transaction.

On December 3, 2009, Alto Palermo filed a request for the Antitrust Authority’s opinion regarding Alto Palermo’s acquisition of shares of Arcos del Gourmet S.A. The Antitrust Authority advised the parties that the transaction has to be notified. On December, 2010 the transaction was filed with the Antitrust Authority. As of the date of this annual report, the Antitrust Authority has not yet issued a decision.

On September 21, 2010, after Alto Palermo sold 80% of its shares of Tarshop, Alto Palermo requested the Antitrust Authority’s clearance for such transfer. As of the date of this annual report, the Antitrust Authority has not yet issued a decision.

On November 19, 2010 we were notified of the claim "Cuatro Pampeanos S.A. c/ Exportaciones Agroindustriales Argentinas S.A. s/ daños y perjuicios” handled before the “Juzgado de 1º instancia en lo Civil, Comercial, laboral y de Minería Nº 1, Secret. Única”, located in Santa Rosa, La Pampa. The plaintiff claims damages resulting from alleged fraud caused by a partner of the plaintiff acting in collution with and employee of EAASA. The claim is for up to Ps. 1.3 million. We answered the claim in a timely manner.

On April 11, 2011 Quality Invest SA request the Antitrust Authority to issued an advisory opinion regarding the obligation to notify or not the transaction of the sale of a property in the district of San Martín, Buenos Aires Province. The Antitrust authority established the obligation to notify it, however Quality Invest appealed this decision. At the date of issuance of these financial statements the resolution is pending.

On august 23, 2011, APSA, IRSA´s subsidiary, notified the Antitrust Authority the purchase of Nuevo Puerto Santa Fe stocks.  As the date hereof, the Antitrust Authority has not yet issued a decision.

We are involved in other litigation which derives from the ordinary course of our business. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, we estimate the outcomes of these matters and the lawyers’ experience in contesting, litigating and settling similar matters. As the scope of the liabilities becomes better defined, there will be changes in the estimates of future costs, which could have a material effect on our future results of operations and financial condition or liquidity.

For more information see “Risk Factors—Risk related to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future”.

Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is allowed only if they result from realized and net earnings of the company pursuant to annual financial statements approved by our shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;
•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our Supervisory Committee;
•	additional amounts may be allocated for the payment of optional reserve funds, or to establish contingency reserves or for whatever other purpose our shareholders determine.

According to rules issued by the Comisión Nacional de Valores, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

On February 2, 2007 we issued our 2017 fixed rate notes for a total amount of US$150.0 million at an annual interest rate of 8.5% payable semi-annually and maturing on February 2, 2017. This bond limits our ability to pay dividends, which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or
•	75% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 3.0 to 1; or
•	100% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 4.0 to 1.
•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by the us or by our restricted subsidiaries from (a) any contribution to our capital stock or the capital stock of our restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of our restricted subsidiaries subsequent to the issue of our notes due 2017, or (b) issuance and sale subsequent to the issuance of our notes due 2017 or our indebtedness or the indebtedness of our restricted subsidiaries that has been converted into or exchanged for qualified capital stock of us, (c) any kind of reduction in our indebtedness or the indebtedness of any of our restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from unrestricted subsidiary.

Our dividend policy consists in the distribution of an amount up to the highest of a) twenty per cent (20%) of the Sales, leases and services of “Offices and other Non-Shopping Center Rental Properties” segment, defined in Segment information, as of June 30 of each year, or b) twenty per cent (20%) of Net income defined in the Consolidated Statements of Income as of June 30 of each year. This policy requires that we must at all times comply with the covenants imposed by our financial obligations.

The table below presents the dividend payment ratio and the total amount of dividends paid for, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in historical Pesos of their respective payment date.

Year declared	Cash dividends	Cash dividends(1)	Stock dividends(1)	Total per common share
	(in million of Ps.)	(Ps.)	(Ps.)	(Ps.)

1997	15.0	0.110	—	0.110
1998	13.0	0.060	0.05	0.110
1999	18.0	0.076	0.04	0.116
2000	—	—	0.20	0.204
2001	—	—	—	—
2002	—	—	—	—
2003	—	—	—	—
2004	—	—	—	—
2005	—	—	—	—
2006	—	—	—	—
2007	—	—	—	—
2008	—	—	—	—
2009	31.7	0.055	—	0.055
2010	120.0	0.207	—	0.207
2011(2)	100.0	0.173	—	0.173
2011(3)	211.6	0.366	—	0.366

(1)     Corresponds to payments per common share.

(2)     Corresponds to the dividend paid on April 11, 2011.

(3)     Corresponds to the dividend paid on November 21, 2011.

B. Significant Changes.

Hotel Esplendor Savoy - City of Rosario

On December 13, 2011, we reported that we have indirectly acquired 49% of the share capital stock of Bitania 26 S.A., a corporation which owns the hotel “Esplendor Savoy” in the city of Rosario. The purchase price was set up at Ps. 21.4 million.

La Ribera Shopping – Santa Fe

On August 18, 2011, APSA informed that it fullfilled the conditions of the transaction reported by Form 6-K, dated as of June 27, 2011.  By means of which, APSA reported that it had conditionally acquired from Boldt S.A. and Iverama S.L. fifty percent of the shares of Nuevo Puerto Santa Fe S.A., a corporation that leases a building in which was built and operates a shopping center of approximately 8,000 leasable square meters, located at the Santa Fe City’s Port, Santa Fe Province and a sub-licensee as from the date hereof.

The transaction has been approved by the Administrative Entity of Puerto Santa Fe, regarding the modification of the capital stock of Nuevo Puerto Santa Fe S.A., and has not been opposed by Santa Fe Lottery Social Welfare Found “Caja de Previsión Social Lotería Santa Fe”.

Consequently, the Company NPSF is constituted 50% by APSA and the remaining 50% by GRAINCO SA.

Sale of a lot to GENSAR S.A.

   On September 22, 2011, APSA through its subsidiary Shopping Neuquén Sociedad Anónima agreed to assign, sell and transfer to GENSAR S.A. a lot designated as Lot H with all the fixtures, buildings, and improvements bound to the soil. This lot is part of the property facing Doctor Ramon St. and the National Road Nº 7, located in the City of Neuquén, Province of Neuquén, Argentina, Department of Confluencia, First section, with a total area of 14,792 meters and 68 square decimeters. The purchase price was US$ 0.4 million, which was paid in cash.
The property would be transferred on the condition that the buyer utilized it to construct and operate a supermarket at its own cost and expense, in accordance with the terms and conditions agreed upon with Neuquén Municipality.

New Global Program for the issuance of non-convertible notes.

Our annual ordinary shareholders' meeting approved a new global program for the issuance of non-convertible notes, either secured or unsecured, for a maximum outstanding amount at any time of up to US$ 300 million, all in accordance with the provisions of the Negotiable Obligations Law, and delegated to the Board of Directors broad powers to decide the terms, conditions and implementation of such global program.

IRSA Dividend

By letter dated October 31, 2011, we reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting: To pay a cash dividend of Ps. 211,575,000, and allocate the remaining balance to the “Free Availability Reserve” account, on November 10, 2011, the Board of Directors aproved the payment and the settelmen was on November 21, 2011.

Sale of a plot of land

On October 26, 2011, we reported the sale of a plot of land of approximately 8 hectares, located in Thames St. Nº 1868, (between Alberto Lartigau St. and Ramón Falcón St.), in the city of San Justo, Province of Buenos Aires, Argentina.

The purchase price was US$ 4.7 million, which was paid on October, 25, 2011. The book value of the plot of land as of June 30, 2011 was US$ 0.9 million.

Supertel Hospitality Inc.

On  November 16, 2011, we reported that Real Estate Strategies L.P., an investment vehicle managed and indirectly wholly owned by us, had entered into a purchase agreement with Supertel Hospitality Inc. (“Supertel”), subject to Supertel’s shareholders’ approval and our approval to Supertel’s debt restructuring.

Supertel is a Real Estate Investment Trust (“REIT”) and its shares are listed and traded in NASDAQ under the symbol “SPPR”. Supertel began its operations in the late 1970s and in 1994 completed its Initial Public Offering.

Currently Supertel focuses on midscale, economy and extended-stay segments of the hospitality Industry, owning 101 hotels across 23 states of the US. Its properties are operated by various third party management companies and their franchise agreements, including brands such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn Express, Sleep Inn and Super 8.

In case the conditions described above are met, Real Estate Strategies L.P.will invest US$20 million in exchange of two million newly issued preferred shares of Supertel, which will also include an option to purchase, up to an additional one million preferred shares for a price of US$10 per share.

The preferred shares will bear an annual 6.25% preferred dividend; vote with the common stock, subject to certain voting limitations, and subject to ownership limitations, will be convertible into common stock of Supertel at the rate of ten shares for each share of preferred stock for a period of 5 years.

As part of the Agreement, Real Estate Strategies L.P.will also receive warrants to purchase 20 million shares of common stock, which may be increased up to 30 million shares pro rata with Real Estate Strategies L.P.’s exercise of the option for additional preferred shares. Subject to ownership limitations, these warrants are exercisable at any time with an exercise price of US$ 1.20 per share for a period of 5 years (with forced exercise under certain conditions after 3 years).

The transaction is anticipated to close within 90 days, subject to the fulfillment of the aforementioned precedent conditions in connection to the approval of Supertel shareholders’, and to the investor company satisfaction with certain Supertel’s debt restructuring.

Conversion of Alto Palermo’s Convertible Notes

On September 22, 2011, APSA reported that one holder of their convertible notes exercised its conversion rights. Therefore, APSA issued 277,777 common shares, of nominal value pesos 0.1 (V$N 0.1) each, and canceled convertible notes for an amount of US$ 9,000.

As a result of the conversion, APSA capital stock increased from Ps. 125,960,841.1 to Ps. 125,988,618.8 and the amount of APSA outstanding shares increased from 1,259,608,411 to 1,259,886,188. On the other hand, the amount of convertible notes outstanding as a consequence of this conversion decreased to US$ 31,746,502. APSA also reported that the conversions were performed in accordance with the terms and conditions established in the prospectus of issuance of the convertible notes and at the conversion rate of 30.864 shares, nominal value pesos 0.10, per Convertible Note of nominal value US$ 1.

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

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2007 through December 14, 2011. The table also shows the high and low daily closing prices of our GDSs in U.S. dollars and the quarterly trading volume of our GDSs on the NYSE for the first quarter of 2007 through December 14, 2011. Each GDS represents ten common shares.

	Buenos Aires Stock Exchange			NYSE
	Share	Ps. per Share		GDS	US$ per GDS
	Volume	High	Low	Volume	High	Low
2007
1st Quarter	3,403,858	5.90	4.84	10,414,573	19.13	15.75
2nd Quarter	11,349,045	6.60	5.70	12,487,722	21.52	18.50
3rd Quarter	8,409,557	6.45	4.68	12,302,000	20.84	14.45
4th Quarter	11,105,417	6.60	5.70	12,073,872	21.52	18.5
Annual	34,267,877	6.60	4.68	47,278,167	21.52	14.45

2008
1st Quarter	8,223,304	6.45	4.68	12,236,600	20.84	14.45
2nd Quarter	7,824,963	5.75	4.60	11,040,908	18.05	14.43
3rd Quarter	14,655,868	4.65	3.98	12,673,507	14.31	12.54
4th Quarter	4,415,141	4.78	3.62	13,062,516	15.10	11.19
Annual	35,119,276	6.45	3.62	49,013,531	20.84	11.19

2009
1st Quarter	3,762,169	3.57	2.26	8,494,740	12.00	7.27
2nd Quarter	10,154,077	2.25	1.15	11,729,450	7.11	3.08
3rd Quarter	2,806,623	1.50	1.10	2,515,185	4.53	3.01
4th Quarter	4,308,241	1.95	1.40	3,352,171	5.00	3.54
Annual	21,031,110	3.57	1.10	26,091,546	12.00	3.01

2010
1st Quarter	4,860,106	3.15	1.87	4,150,441	8.3	4.75
2nd Quarter	4,233,548	3.75	2.89	3,108,017	9.87	7.85
3rd Quarter	2,946,428	4.24	3.4	2,564,299	10.83	9.05
4th Quarter	3,799,325	5.23	4.18	4,055,650	13.23	10.22
Annual	15,839,407	5.23	1.87	13,878,407	13.23	4.75
2011
1st Quarter	3,216,854	5.80	4.12	5,280,873	14.79	10.41
2nd Quarter	6,564,773	6.97	5.52	6,160,767	17.56	13.92
3rd Quarter	2,538,953	6.85	5.72	4,155,521	16.77	13.80
4th Quarter	3,134,678	5.90	5.29	2,138,722	13.78	12.46
Annual	15,455,258	6.97	4.12	17,735,883	17.56	10.41
August 2011	895,212	5.47	4.75	675,863	12.78	11.01
September 2011	835,529	5.00	4.00	447,065	11.21	8.52
October 2011	518,391	5.14	3.95	446,268	10.69	8.60
November 2011	247,995	4,95	4,35	379.808	10.66	9.54
December 14th, 2011	119,315	5,20	4,40	214.311	11.17	9.92
Source: Bloomberg

B. Plan of Distribution

This item is not applicable.

C. Markets

Argentine Securities Markets

The Comisión Nacional de Valores is a separate governmental entity with jurisdiction covering the territory of Argentina. Its main purpose is to ensure transparency of Argentina’s securities markets, to watch over the market price formation process and to protect investors. The Comisión Nacional de Valores supervises corporations authorized to issue securities to the public, the secondary markets where these securities are traded, and all persons and corporations involved in any capacity in the public offering and trading of these securities. The Argentine markets are governed generally by Law No. 17,811, as amended, which created the Comisión Nacional de Valores and regulates stock exchanges, stockbrokers, market operations and the public offerings of securities. There is a relatively low level of regulation of the market for Argentine securities and of investors’ activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the Argentine government and the Comisión Nacional de Valores, taking into consideration the deeper global awareness of the importance of having adequate corporate governance practices and a legal framework to enforce principles such as “full information”, and “transparency”, have issued decree No. 677/2001. This decree has the objective of determining the rights of the “financial consumer”, increasing market transparency and an adequate legal framework to increase the investor’s protection within the capital market. Most of its reforms are in line with world trends pertaining to corporate governance practices that have already been adopted by many emerging markets.

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

Securities Exchanges in Argentina

There are 12 securities exchanges in Argentina. The principal exchange for the Argentine securities market is the Buenos Aires Stock Exchange, which handles approximately 99% of all equity trading in the country.

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

The MAE works as an electronic platform to process Over The Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

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

The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

Information regarding the Buenos Aires Stock Exchange

	As of June 30,
	2010	2011
Market capitalization (Ps.billion)	1,607.88	1,593.19
Average daily trading volume (Ps.million)	45.59	52.83
Number of listed companies	105	106

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2011, approximately 106 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2011, approximately 8.44% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of the ten largest national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 34% increase in 2006, a 2.93% increase in 2007, a 0.59% increase in 2008, a 102.98 % increase in 2009, a 47.77 % increase in 2010 and a 4.62% decrease in the first six months of 2011. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

 B. Memorandum and Articles of Association

Our corporate purpose

Our legal name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated under the laws of Argentina on April 30, 1943 as a sociedad anónima (stock corporation) and were registered with the Public Registry of Commerce of the City of Buenos Aires ( Inspección General de Justicia or “IGJ”) on June 23, 1943 under number 284, on page 291, book 46 of volume A. Pursuant to our by-laws, our term of duration expires on April 5, 2043.

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

The related person with an interest in the transaction should submit all the relevant documentation to the approval of the board of directors. The directors shall request a report of the audit committee stating if the conditions of the operation may be reasonably considered adequate according to normal market conditions and additionally, they may request a report of two independent evaluating firms that shall have informed about the same matter and about the other operation conditions. Immediately after being approved by the board of directors the transaction has to be informed to theComisión Nacional de Valores.

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

 At our shareholders meeting held on October 31, 2011, the shareholders approved an aggregate compensation of Ps. 23.4 million for all of our directors for the fiscal year ended June 30, 2010.

The total and aggregate cash compensation of our senior management for the fiscal year ended June 30, 2011 was Ps. 9.3 million.

The shareholders meeting held on October 31, 2011, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

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

Our legal reserve is not available for distribution. Under the applicable regulations of the Comisión Nacional de Valores, dividends are distributed pro rata in accordance with the number of shares held by each holder within 30 days of being declared by the shareholders for cash dividends and within 90 days of approval in the case of dividends distributed as shares. The right to receive payment of dividends expires three years after the date on which they were made available to shareholders. The shareholders’ meeting may authorize payment of dividends on a quarterly basis provided no applicable regulations are violated. In such case, all and each of the members of the board of directors and the supervisory committee will be jointly and severally liable for the refund of those dividends if, at the end of the respective fiscal year, our realized and net earnings are not sufficient to allow for the payment of dividends.

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

Provisions related to a shareholder’s ownership of certain amount of shares

Section 9 of our by-laws provides that the acquisition by any person or group, directly or indirectly of our shares, convertible securities, rights to receive any of those securities that may grant that person the control of our company or 35% or more of our capital stock may only be done by complying with certain tender offer rules for all of our shares, except for:

•	acquisitions by persons holding or controlling shares or convertible securities in accordance to Decree No. 677/2001, notwithstanding the provisions of the Comisión Nacional de Valores ; and
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

On October 31, 2003 in the ordinary and extraordinary annual shareholders meeting, shareholders decided not to adhere to the “Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria ” (Optional Statutory Body of Public Offering of Compulsory Acquisition) provided under Decree No. 677/2001, consequently, shareholders decided to incorporate that provision under Section 1 of the by-laws.

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

A quorum for a special shareholders’ meeting (asamblea extraordinaria) on the first call requires the presence of persons holding 60% of the shares entitled to vote and, on the second call, the quorum consists of the number of shareholders present, whatever that number. Decisions at special shareholders’ meeting ( asamblea extraordinaria ) generally must be approved by a majority of the votes validly exercised.

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

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations on ownership of securities or exercise of voting rights, by non-resident or foreign shareholders. However, foreign shareholders must fulfill certain requirements with the IGJ ( “Inspección General de Justicia” ) in order to assure that they will be able to properly exercise their voting rights. General Resolution No. 7 passed in September 2003 by the IGJ, and other related regulations set forth certain requirements for foreign entities registered with the IGJ. It provides, among other requirements, disclosure of information related to their proprietary interests in assets located outside Argentina to be at least equivalent in value to those located inside Argentina. The entities must comply with these requirements in order to (1) perform activities on a regular basis through their Argentine branches (Section 118 Argentine Corporate Law), or (2) exercise their ownership rights in Argentine Companies (Section 123 Argentine Corporate Law). In cases where the IGJ has concluded that the entities (a) do not have assets outside Argentina; or (b) have non-current assets that are not materially significant compared to those non-current assets which are owned by them and located in Argentina; or (c) the entity’s address in Argentina becomes the place where this entity makes a majority of its decisions, corporate or otherwise, the entities may be required to amend and register their by-laws to comply with Argentine law, thereby becoming an Argentine entity subject to Argentine law according to Section 124 of Argentine Corporate Law. In addition, Argentine companies with shareholders consisting of such entities that fail to comply with these requirements may be subject to the following sanctions: (1) the IGJ may not register corporate decisions adopted by the Argentine Company when its off-shore shareholder votes as a shareholder and when that vote is essential in attaining a majority. Any decisions made pursuant to such vote related to the approval of its annual balance sheet may be declared null and void for administrative purposes; (2) whether or not the vote of the off-shore entity is necessary for purposes of determining quorum or majority, the IGJ may register the decision without considering that vote; and (3) the directors of the Argentine Company may be held personally liable for actions taken by the Argentine Company.

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

D. Exchange Controls

Foreign Currency Regulation

 All transactions involving the purchase of foreign currency must be settled through the single free exchange market (Mercado Único Libre de Cambios, or “MULC”) where the Central Bank supervises the purchase and sale of foreign currency. Under Decree No. 260/2002, the Argentine government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the Central Bank. Under Communication “A” 3471, as amended, the Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

Outflow and Inflow of Capital

                Inflow of capital

                Under Argentine Foreign Investment Law No. 21,382, as amended, and the wording restated under Decree No. 1853/1993, the purchase of stock of an Argentine company by an individual or legal entity domiciled abroad or by an Argentine “foreign capital” company (as defined under the Foreign Investment Law) represents a foreign investment.

                Under Decree No. 616/2005, as amended, the Argentine government imposed certain restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market, including that inflowing new indebtedness and debt renewals by persons domiciled abroad must be agreed and cancelled within periods not shorter than 365 calendar days, irrespective of the method of payment. Additionally, such debt may not be prepaid before the lapse of such period. Such restrictions do not apply to (i) foreign trade financing, or (ii) primary public offering of equity or debt instruments issued under the public offering procedure and listed on self-regulated markets.

                A registered, non-transferable and non-interest bearing deposit must be kept in Argentina for a period of 365 calendar days, in an amount equal to 30% of any inflow of funds into the domestic exchange market arising from (i) foreign debt (excluding foreign trade); and (ii) purchase of interests in Argentine companies that are not listed on self-regulated markets, except for direct investments and other transactions that may result in the inflow of foreign currency, or in indebtedness of a resident towards a nonresident. However, primary debt offerings by means of public offerings which are listed on a self-regulated market are exempted from such requirements.

                Communication “A” 4901, dated February 5, 2009, exempts from the obligation to keep such mandatory deposit in the case of inflows into the exchange market made by nonresidents, when the Pesos resulting from the settlement of the foreign currency are applied within the following ten business days to any of the purposes set forth by the classification of current transactions in international accounts, namely: a) discharge of advance payments or liabilities for income and personal asset taxes payable by individuals who are regarded as residents from a tax standpoint; b) payment by nonresidents of contributions to the social security system or payments to employee-owned or prepaid healthcare systems; c) payment of other taxes which, given their nature, are borne by nonresidents in their capacity as taxpayers, and always provided that such payment does not entitle the nonresident to claims vis-à-vis the tax authorities or third parties; and d) other rates and services supplied by residents. In addition, such exemption on mandatory deposits, subject to certain additional requirements, is also applicable to funds remitted from abroad by nonresident companies on behalf of employees from international corporate groups who are temporarily abroad, to local companies responsible for the settlement of taxes and for making the relevant payments.

                Outflow of capital, including the availability of cash or cash equivalents

Below are the most relevant regulations regarding outflow of capital.

Exchange Transactions Inquiry Program

On October 28, 2011, the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, “AFIP”) established an Exchange Transactions Inquiry Program (“Inquiry Program”) through which the entities authorized by the Central Bank to deal in foreign exchange must inquire and register through an IT system the total peso amount of each exchange transaction at the moment it is closed.

All foreign exchange sale transactions, whether involving foreign currency or banknotes, irrespective of their purpose or allocation, are subject to this inquiry and registration system, which determines whether transactions are “Validated” or “Inconsistent”.

In the case of sales of foreign exchange (foreign currency or banknotes) for the formation of off-shore assets by residents without the obligation of subsequently allocating it to specific purpose, entities authorized to deal in foreign exchange may only allow transactions through the MULC by those clients who have obtained the validation and who comply with the rest of the requirements set forth in the applicable foreign exchange regulations. The following are exempted from the Inquiry Program, among others: a) international agencies and institutions that act as official export credit agencies, diplomatic and consular offices, bilateral agencies established under International Treaties; and b) local governments.

Sales of foreign exchange other than for the formation of off-shore assets by residents without a specific purpose are also exempted from the Inquiry Program.

                      Other regulations applicable to outflow of capital

            Purchase of foreign currency for the formation of off-shore assets for their subsequent allocation to specific purposes

1.        Individuals and legal entities domiciled in Argentina are authorized to purchase foreign currency without any limitation for the purpose of making direct investments abroad involving the production of non-financial goods and services, always provided that certain conditions are met (Communication “A” 5236, item 4.1).

2.        Individuals who are Argentine residents, legal entities organized in Argentina and trusts set up with contributions from the national public sector are authorized to purchase up to US$ 2,000,000 per month and to transfer those funds abroad (for the following purposes: real estate investments abroad, loans to nonresidents, contributions by residents of direct investments abroad, off-shore portfolio investments by individuals, other off-shore investments by residents, off-shore portfolio investments by legal entities, purchase of foreign banknotes to be held in Argentina and purchases of traveler checks, and donations) always provided that the following requirements (Communication 2A” 5236, item 4.1) are met:

  A. The entities authorized to deal in foreign exchange previously inquire and register the transaction through the Inquiry program and the transaction is “Validated”.

   B. The foreign currency purchased is not allocated to the purchase in the over-the-counter market of securities issued by residents or representing them, or issued by nonresidents and traded in Argentina. The previous consent is required when such allocation is effected by settling the purchase within twenty (20) business days following the date of access to the MULC.

     C. Annual purchases in excess of US$ 250,000:

a.        Individuals: the broker entity must verify that the funds applied to the amounts purchased do not exceed the sum of:

                                                               i.      the assets reported as investments in local financial assets and cash holdings in local currency as reflected in the most recent personal asset return that has become due;

                                                              ii.      the proceeds from the realization in Argentina, in local currency, of the actual recordable assets and foreign banknotes consistent with the tax return and income for the period;

                                                            iii.      income accrued during the calendar year that has been subject to income tax withholdings,

                                                            iv.      gains accrued during the year from financial assets not subject to income tax; and

                                                              v.      inheritance amounts received during the year.

b.        Legal Entities: the broker entity must verify that the sum of the funds allocated to foreign currency purchases for these purposes does not exceed:

                                                               i.            The amount of the accounting shareholders’ equity as of the closing of the last fiscal year previously ended,

                                                              ii.            less investments made as of such date in off-shore assets, local deposits in foreign currency, interests in other local companies, distributions of profits and dividends approved before the balance sheet’s closing date,

                                                            iii.            plus income accrued after the fiscal year’s closing date and sales in the local market of foreign banknotes.

                      Purchase of foreign currency for the formation of off-shore assets for subsequent allocation to specific purposes

1.        The US$ 2,000,000 monthly limit for making transfers abroad may also be exceeded to the extent that:

A.       The proceeds and income derived therefrom are allocated within thirty (30) calendar days as from the date of access to the MULC to the payment of:

a.        principal and interest payments of foreign financial indebtedness;

b.        debts for Argentine imports of goods;

c.        profits and dividends;

d.        Argentine direct investments abroad.

B.       The maximum amount of off-shore assets that may be held is as follows:

a.        imports of goods: no limit;

b.        repayment of financial indebtedness: principal and interest payments to be made abroad that fall due over the next 365 days;

c.        profits and dividends: the higher of

                                                                           i.            the amount paid under this item to nonresidents and ADRs during the previous year, or

                                                                         ii.            the cumulative outstanding amount of income recorded in fiscal years for which audited closed annual or quarterly financial statements are available, that should be allocated to payments to nonresidents and ADRs.

d.        Argentine direct investments abroad: the U.S. dollar equivalent to 30% of the Shareholders’ Equity after deducting the book value of equity interests in Argentine and foreign companies and other off-shore portfolio investments, as reflected in the most recent annual financial statements.

C.       The funds used for accessing the exchange market for forming off-shore assets to be allocated to the payment of profits and dividends and direct investments abroad must not have as funding sources foreign financial indebtedness.

2.        Sales of foreign exchange to nonresidents (tourism and travel) are subject to the Central Bank’s previous consent, unless the following conditions are met:

A.       evidence is given that a smaller amount of foreign currency than the one intended to be purchased previously entered through the MULC during the nonresident’s period of stay in Argentina;

B.       the original foreign exchange certificate through which the foreign currency entered is produced;

C.       an equivalent to US$ 5,000 per client and per period of stay in Argentina is not exceeded.

                  Payment of principal for foreign financial indebtedness

Access to the exchange market is allowed for payments of principal amounts due, with the exception of the financial institutions subject to rediscounts granted by the Central Bank and which have restructured their debt with foreign creditors (Decree No. 739/2003 and Communication “A” 3940 of the Central Bank).

Payment of profits and dividends abroad

As of January 8, 2003, Argentine companies may transfer abroad profits and dividends related to  closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Central Bank (Communication “A” 3859, item 3).

Direct Investment Reporting System

Direct Investments made in Argentina by nonresidents

Under Communication “A” 4237, the Central Bank established a reporting system in connection with direct investments and real estate investments made by nonresidents in Argentina and by residents abroad.

Nonresidents must comply with the above mentioned reporting system if the amount of the investment in Argentina reaches or exceeds US$ 500,000 million. If no such amount is reached, the reporting system is optional.

Direct investments made outside Argentina by Argentine residents

Argentine residents are required to meet the reporting system set forth in Communication “A” 4237 every year if the value of their investments abroad reaches or exceeds US$1.0 million, and every semester if it reaches or exceeds US$ 5.0 million. If the value of such investments abroad does not reach US$1.0 million, compliance with the reporting system is optional.

Foreign indebtedness and portfolio investments

The following sets out some of the current regulations imposed by the Central Bank with respect to registration, disbursement, payment of principal and interest and prepayments, among other measures:

•          A.            Reporting system. The Central Bank must be informed by a debtor of any foreign indebtedness it incurs and must validate it in accordance with Communication “A” 3602 in order to enable such debtor to purchase foreign currency in the local foreign exchange market for the purpose of making the principal and interest payments under such foreign indebtedness.

•          B.             Disbursements. Proceeds received from foreign indebtedness must be settled in the Argentine foreign exchange market within 365 days of the date of disbursement of the funds. The free disposition of these funds is currently subject to certain restrictions pursuant to Decree No. 616/2005.

•          C.             Interest Payments. Foreign currency necessary to pay interest on foreign indebtedness can be purchased:

a. up to 15 days in advance of the relevant payment date;

b. to pay interest accrued within the current interest period; or

c. to pay interest accrued during the period between the date of disbursement of the funds and the date of settlement of the foreign currency in the MULC; provided that the amount of foreign currency so purchased through the MULC is equal to the amount resulting from the difference between the interest accrued on the relevant foreign indebtedness and the earnings derived from the placement of the funds abroad, proof of which must be presented to the Central Bank by the debtor.

•          D.            Principal Repayments. Foreign currency necessary to pay principal on foreign indebtedness owed by the private non-financial sector may be acquired:

a. within 30 calendar days prior to the stated maturity of the applicable obligation; provided that the funds disbursed under such obligation have remained in Argentina for at least 365 days; or

b. with the anticipation required from an operating standpoint in order to pay to the creditor at maturity, in case of principal installments the payment of which depends on the satisfaction of specific conditions expressly contemplated in foreign refinancing agreements executed and implemented with foreign creditors as from February 11, 2002, the date the MULC became effective.

•          E.             Principal Prepayments. The foreign currency required to prepay principal on foreign indebtedness may be acquired to make partial or full payments more than 30 days prior to the stated maturity of the relevant obligation, provided that (x) the funds disbursed under the debt facility have remained in Argentina for at least 365 days; (y) the amount in foreign currency to be prepaid does not exceed the current value of the portion of the debt being prepaid or the prepayment shall be fully offset with new external financing, the present value of which shall not exceed the value of the debt being prepaid and (z) if the prepayment is made as part of a restructuring process with foreign creditors, the terms and conditions of the new financing and the corresponding prepayment must not result in an increase in the present value of the debt being refinanced.

For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisers and read the full text of Decree 616/2005, Resolution No. 365/2005 of the Ministry of Economy and Production and Criminal Exchange Law No. 19,359, as well as the relevant regulations and supplementary provisions. Interested parties may consult such regulations through the website of the Ministry of Economy and Public Finance (http://www.infoleg.gob.ar) or the Central Bank (http://www.bcra.gob.ar).

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

Distributions on Common Shares or GDSs

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on our common shares or GDSs (including amounts withheld to reflect Argentinean withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the GDS depositary, in the case of our GDSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

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

The amount of any dividend paid in Pesos will equal the U.S. dollar value of the Pesos received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of our common shares, or by the GDS depositary, in the case of our GDSs, regardless of whether the Pesos are converted into U.S. dollars. If the Pesos received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the Pesos equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Pesos will be treated as United States source ordinary income or loss.

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

Passive Foreign Investment Company

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2011, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION .

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

Taxation of Capital Gains

If the Article 36 Conditions are fully complied with, resident and non-resident individuals and foreign entities without a permanent establishment in Argentina are not subject to taxation on capital gains derived from the sale or other disposition of the notes.

However, if the Article 36 Conditions were not met, Decree No. 2284/1991 establishes that foreign holders without a permanent establishment in Argentina are not subject to taxation on capital gains derived from the sale or other form of disposition of the notes.

 As a result of the Decree No. 1076/1992, amended by Decree No. 1157/1992, ratified by Law No. 24,307, Argentine Entities are subject to the payment of income tax at a rate of 35% on capital gains derived from the sale or other disposition of the notes as prescribed by Argentine tax regulations.

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

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2010. There can be no assurance that in the future this tax will be absorbed by us.

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

F. Dividends and Paying Agents

This Section is not applicable.

G. Statement by Experts

This section is not applicable.

H. Documents on display

We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. Our Internet address is http://www.irsa.com.ar  . It should be noted that nothing on our website should be considered part of this Annual Report. You may request a copy of these filings at no cost, by writing or calling the offices of IRSA, Moreno 877, (C1091AAQ) Buenos Aires, Argentina. Our telephone number is +54-11-4323-7400.

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

The following discusses our exposure to these risks. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the risk factors section of this annual report. Uncertainties that are either nonfinancial or nonquantifiable, such as political, economic, tax, other regulatory, or credit risks, are not included in the following assessment of our market risks.

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

As of June 30, 2011 we had current investments of Ps.210.2 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio.

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

	As of June 30, 2011
	Expected contractual maturity date
	Less than a year	1-2 years	2-3 years	3-4 years	More than 4 years	Total	Market Value (10)
	(US$ million equivalent) (1) (9)
Fixed rate debt (US$):
Principal payment and accrued interest (2)	5.24	—	—	—	—	150	155.62
Average interest rate	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%
Principal payment and accrued interest (3)	7.71	—	—	—	—	150	176.84
Average interest rate	11.5%	11.5%	11.5%	11.5%	11.5%	11.5%
Principal payment and accrued interest (4)	14.12	—	—	—	—	—	14.12
Average interest rate	12%	12%	12%	12%	12%	12%
Principal payment and accrued interest (5)	1.43	—	—	—	31.76	—
Average interest rate	10%	10%	10%	10%	10%	—
Principal payment and accrued interest (6)	1.3	—	—	—	—	120	117.75
Average interest rate	7.88%	7.88%	7.88%	7.88%	7.88%	7.88%
Floating rate debt (Pesos):
Principal payment (7)	108.38	—	—	—	—	—	108.38
Average interest rate	—	—	—	—	—	—
Principal payment (7)	13.46	—	—	—	—	—	13.46
Average interest rate	—	—	—	—	—	—
Principal payment (8)	10.08	—	—	—	—	—	10.08
Average interest rate	11.00%	—	—	—	—	—

(1)     Peso-denominated loans were converted to Dollars at an exchange rate of Ps.4.11 per U.S. Dollar.

(2)     Corresponds to our note due 2017.

(3)     Corresponds to our note due 2020.

(4)     Dollar-denominated bank loan.

(5)     Corresponds to APSA convertible notes.

(6)     Corresponds to the series I note due 2017. Debt issuance cost not included.

(7)     Corresponds to short term bank loans.

(8)     Corresponds to the series II note due 2012.

(9)     Seller financing not included.

(10)  Includes accrued interest.

Sensitivity to Exchange Rates and Interest rates

We are also exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term borrowings, and other floating-rate long-term debt used to maintain liquidity and fund our business operations.

As of the date of this annual report, we have short term floating rate debt and an upward shift of 100 Bps in the general interest rate level would imply an increase of US$1.1 in our interest expense. In addition, an upward shift of 100 Bps in the general interest rate level would imply an increase of US$0.1 in Alto Palermo’s interest expense from short term floating debt and an increase of US$0.15 in Alto Palermo’s interest expense from its floating rate note.

On the other hand, our outstanding fixed rate indebtedness is represented mainly by our notes due 2017 and 2020 which accrues interest at a fixed rate of 8.5% per year and 11.5% per year, respectively. As of June 30, 2011, the fair market value in Pesos equivalent of the 2017 notes was Ps.639.6 million and fair market value in Pesos equivalent of the 2020 notes was Ps. 726.8 million (includes accrued interest). As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 3.9% in 2017 notes fair market value and a decrese of 5.1% in 2020 notes fair market value.

In addition, Alto Palermo’s Series I fair market value tends to drop 4.2% and Series II 0.5% per 100 Bps of increase in interest rate levels.

A change of 1% in Peso U.S. Dollar exchange rate would imply a Ps.12.3 million change in the Peso equivalent of our debt face value and increases our interest expenses in Ps.1.2 million annually. In addition, a change of 1% in Ps. / US$ exchange rate would imply a ps.4.9 million change in the Peso equivalent of Alto Palermo’s debt face value and increases their interest expenses in ps.0.4 million annually.year. As of June 30, 2011, the fair market value in Pesos equivalent of these notes was Ps.483.95 million (includes accrued interest). As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 4.2% in its fair market value. In addition, Alto Palermo’s Series I fair market value tends to drop 4.7% and Series II 0.7% per 100 Bps of increase in interest rate levels.

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

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our GDS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2011 for an amount of US$ 240,750.

The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from GDSs holders.

We agree to pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar only in accordance with agreements in writing entered into between the Depositary and the Company from time to time. The Depositary shall present its statement for such charges and expenses to the Company once every three months. The charges and expenses of the custodian are for the sole account of the Depositary.

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Issuer or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on our share register or foreign registrar and applicable to transfers of shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in this deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of US$5.00 or less per 100 Global Depositary Shares (or portion), (6) a fee of US$0.02 or less per Global Depositary Share (or portion) for any cash distribution made pursuant to the deposit agreement including, but not limited to, and (7) a fee not in excess of US$1.50 per certificate for receipt for transfers made pursuant to the deposit agreement.

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

The Fair Price Provision requires the offering party to notify use of the tender offer simultaneously with its filing of the public tender offer with the Comisión Nacional de Valores . The notice to us is required to set forth all of the terms and conditions of any agreement that the offering party has made with any other of our shareholders with respect to the proposed transaction and to provide, among other things, the following information:

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

The CNV regulations require that transactions which cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be immediately notified to the Comisión Nacional de Valores . Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

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

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “ Exchange Act ”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2011. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2011.

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

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2011, our internal control over the financial reporting was effective.

C. Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina -member firm of PricewaterhouseCoopers-, has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm”.

D. Changes in Internal Control Over Financial Reporting

During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

A. Audit Committee Financial Expert

 Pursuant to the System governing the Transparency of Public Offers established through Decree No. 677/2001, the rules of the Comisión Nacional de Valores , its Resolution No. 400 and 402, the board of directors established that the Audit Committee shall be a committee of the board of directors. The main function of the Audit Committee is to assist the board of directors in performing its duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, the audit committee may be requested by the board of directors to report if the conditions of a related party transaction may be reasonably considered adequate according to normal market conditions.

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

C. Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2011 and June 30, 2010, we were billed a total amount of Ps. 4.2 million and Ps. 3.4 million respectively, for professional services rendered by our principal accountants for the audit of our annual consolidated financial statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal years ended June 30, 2011 and June 30, 2010, we were billed a total amount of Ps.nil and Ps.0.03 million respectively, for professional services rendered by our principal accountants mainly related to the issuance of covenants certificates and other certifications.

 Tax Fees

During the fiscal years ended June 30, 2011 and June 30, 2010, we were billed a total amount of Ps.0.02 million and Ps. nil million, respectively, for professional services rendered by our principal accountants for tax compliance, tax advice, and tax planning.

All Other Fees

During fiscal year ended June 30, 2011 and June 30, 2010 we were billed for professional services rendered by our principal accountants, including fees mainly related to special assignments and courses, a total amount of Ps.0.90 million and Ps. 0.3 million, respectively.

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

•          Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual northpossible conflicts of interests, related party transactions, compliance with the legal framework and information transparency; and

•          Evaluate the performance of external auditors and their opinion regarding the Financial Statements.

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

G. Corporate Governance

Compliance with NYSE listing standards on corporate governance

New York Stock Exchange and Argentine Corporate Governance Requirements

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Corporations Law, Decree N 677/01 and the Standards of the Comisión Nacional de Valores , as well as by our corporate by-laws. We have securities that are registered with the Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), and is therefore subject to corporate governance requirements applicable to NYSE-listed non-US companies (a “NYSE-listed” company).

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

We follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Comisión Nacional de Valores .

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

Neither Argentine law nor our by-laws require that any such meetings be held.

Our board of directors as a whole is responsible for monitoring the company’s affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of a aompany. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics) which is responsible for monitoring legal compliance by a company under Argentine law and compliance with its by-laws.

Section 303A.05(a) Listed companies shall have a “Compensation Committee” comprised entirely of independent directors.

Neither Argentine law nor our by-laws require the formation of a “Compensation Committee.” Under Argentine law, if the compensation of the members of the board of directors and the supervisory committee is not established in the by-laws of a company, it should be determined at the shareholders meeting.

Section 303A.05(b). The “Compensation Committee” shall have a written charter addressing the committee’s purpose and certain minimum responsibilities as set forth in Section 303A.05(b)(i) and (ii).	Neither Argentine law nor our by-laws require the formation of a “Compensation Committee.”
NYSE Standards for US companies Listed Companies Manual Section 303.A	IRSA’s Corporate Practices

Section 303A.06 Listed companies must have an “Audit Committee” that satisfies the requirements of Rule 10 A-3 under the 1934 Exchange Act (the “Exchange Act”). Foreign private issuers must satisfy the requirements of Rule 10 A-3 under the Exchange Act as of July 31, 2005.

Pursuant to Decree No. 677/01 and Comisión Nacional de Valores Standards, as from May 27, 2004 we have appointed an “Audit Committee” composed of three of the members of the Board of Directors. Since December 21, 2005 all of its members are independent as per the criteria of Rule 10 A-3 under the Exchange Act.

Section 303A.07(a) The Audit Committee shall consist of at least three members. All of its members shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.

In accordance with Argentine law, a public Company must have an Audit Committee with a minimum of three members of the board of directors, the majority of which shall be independent pursuant to the criteria established by the Comisión Nacional de Valores . There is no requirement related to the financial expertise of the members of the Audit Committee. However, our Audit Committee has a financial expert. The committee creates its own written internal code that addresses among others: (i) its purpose; (ii) an annual performance evaluation of the committee; and (iii) its duties and responsibilities.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-212

Index to Financial Statements (see page F-1).

INDEX OF EXHIBITS

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

2.2*******

Indenture dated July 20, 2010, between the Company as issuer, the Bank of New York Mellon as trustee, Co-registrar, Principal Agent and Transfer Agent and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina for the US$ 400,000,000 Global Note Program for Notes due no less than 30 days from the date of original issue.

4.1**	Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated June 30, 2007.

4.2****	English translation of the Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated August 23, 2007.

4.3*****	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.

4.4******	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.

4.5*******	English translation of the Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated March 12, 2010.

4.6	English translation of the Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated July 11, 2011.

8.1	List of Subsidiaries.

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-3 (File No. 333-7984) filed with the SEC on November 18, 1997.
**	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form 6-K (File No. 001-13542) filed with the SEC on July 6, 2004.

***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (File No. 001-13542) filed with the SEC on August 1, 2005.

****	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 27, 2007.

*****	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 30, 2008.

******	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 30, 2009.

*******	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 30, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
/s/ EDUARDO S. ELSZTAIN
Eduardo S. Elsztain
Chief Executive Officer IRSA

Date: December 28, 2011

Page
IRSA Inversiones y Representaciones Sociedad Anónima
Report of Independent Registered Public Accounting Firm	F – 2
Consolidated Balance Sheets as of June 30, 2011 and 2010	F – 4
Consolidated Statements of Income for the years ended June 30, 2011, 2010 and 2009	F – 5
Consolidated Statements of Changes in Shareholders' Equity for the years ended June 30, 2011, 2010 and 2009	F – 6
Consolidated Statements of Cash Flows for the years ended June 30, 2011, 2010 and 2009	F – 7
Notes to the Consolidated Financial Statements	F – 9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (“the Company”) at June 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2011 in conformity with accounting principles generally accepted in Argentina.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

A company's  internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's  internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICE WATERHOUSE & Co. S.R.L.

By       /s/ NORBERTO FABÍAN MONTERO                   (Partner)

Norberto Fabían Montero

Buenos Aires, Argentina

December 28, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Balance Sheets

as of June 30, 2011 and 2010

(Amounts in thousands, except share data and as otherwise indicated)

	2011		2010
ASSETS
Current Assets
Cash and banks (Note 4.a.)	Ps.	168,170	Ps.	71,175
Investments (Note 4.b.)		210,183		259,168
Accounts receivable, net (Note 4.c.)		248,998		359,529
Other receivables and prepaid expenses (Note 4.d)		155,169		240,891
Inventories (Note 4.e.)		262,660		259,569
Total current assets		1,045,180		1,190,332

Non-Current Assets
Accounts receivable, net (Note 4.c.)		14,300		42,123
Other receivables and prepaid expenses (Note 4.d.)		161,331		187,182
Inventories (Note 4.e.)		89,441		55,088
Investments (Note 4.b.)		1,946,145		1,480,805
Fixed assets, net (Note 26.a.)		3,405,851		2,692,637
Intangible assets, net (Note 26.b.)		42,362		54,397
Subtotal non-current assets		5,659,430		4,512,232
Negative goodwill, net (Note 4.f.)		(389,300)		(69,123)
Total non-current assets		5,270,130		4,443,109
Total assets	Ps.	6,315,310	Ps.	5,633,441

LIABILITIES
Current Liabilities
Trade accounts payable (Note 4.g.)	Ps.	153,149	Ps.	315,614
Advances from customers (Note 4.h.)		232,863		210,102
Short-term debt (Note 4.j.)		683,813		609,190
Salaries and social security payable (Note 4.i.)		35,792		37,375
Taxes payable (Note 4.k.)		119,053		101,111
Other liabilities (Note 4.l.)		79,068		65,338
Provisions		2,019		2,890
Total current liabilities		1,305,757		1,341,620

Non-Current Liabilities
Trade accounts payable (Note 4.g.)		47		23,368
Advances from customers (Note 4.h.)		94,244		90,370
Long-term debt (Note 4.j.)		1,756,919		1,031,528
Taxes payable (Note 4.k.)		328,692		110,441
Other liabilities (Note 4.l.)		18,129		62,021
Provisions		12,881		7,940
Total non-current liabilities		2,210,912		1,325,668
Total liabilities		3,516,669		2,667,288
Minority interest		316,826		563,107
SHAREHOLDERS' EQUITY		2,481,815		2,403,046
Total liabilities and shareholders' equity	Ps.	6,315,310	Ps.	5,633,441

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income

for the years ended June 30, 2011, 2010 and 2009

(Amounts in thousands, except share data and as otherwise indicated)

		2011		2010		2009

Revenues	Ps.	1,441,930	Ps.	1,323,326	Ps.	1,220,584
Costs (Note 26.d.)		(600,755)		(475,295)		(508,506)
Gross profit		841,175		848,031		712,078
Selling expenses (Note 26.f)		(106,704)		(185,401)		(236,201)
Administrative expenses (Note 26.f)		(200,359)		(195,291)		(147,329)
Subtotal		(307,063)		(380,692)		(383,530)
Gain from recognition of inventories at net realizable value		45,442		33,831		12,056
Net income (loss) from retained interest in securitized receivables		4,707		37,470		(46,012)
Gain from operations and holdings of real estate assets, net (Note 7)		1,140		1,091		1,124
Operating income (Note 6)		585,401		539,731		295,716
Amortization of negative goodwill, net		17,427		1,641		1,602
Financial results, net (Note 8)		(282,246)		(165,096)		(136,381)
Gain on equity investees		138,420		160,416		61,542
Other expenses, net (Note 9)		(14,609)		(10,311)		(8,855)
Income before taxes and minority interest		444,393		526,381		213,624
Income tax and MPIT		(104,524)		(148,427)		(80,334)
Minority interest		(57,765)		(43,453)		25,345
Net income (Note 6)	Ps.	282,104	Ps.	334,501	Ps.	158,635

Earnings per share (Note 16):
Basic net income per share	Ps.	0.49	Ps.	0.58	Ps.	0.27
Diluted net income per share	Ps.	0.49	Ps.	0.58	Ps.	0.27

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended June 30, 2011, 2010 and 2009

(Amounts in thousands, except share data and as otherwise indicated)

	Shareholders’ contributions										Retained earning
	Common stock (Note 5.a.)		Inflation adjustment of common stock (Note 5.b.)		Additional paid-in-capital (Note 5.a.)		Total		Legal reserve (Note 5.c.)		Voluntary reserve for general purposes		Reserve for new developments (Note 5.d.)		Retained earnings		Cumulative translation adjustment (Note 2.f.)		Shareholders' Equity

Balances as of June 30, 2008	Ps.	578,676		274,387	Ps.	793,123	Ps.	1,646,186	Ps.	29,631	Ps.	- -	Ps.	193,486	Ps.	54,875	Ps.	- -	Ps.	1,924,178

Appropriation of retained earnings approved by Shareholders’ meeting held October 31, 2008		- -		- -		- -		- -		2,743		52,132		- -		(54,875)		- -		- -
Cumulative translation adjustment		- -		- -		- -		- -		- -		- -		- -		- -		12,849		12,849
Net income for the year		- -		- -		- -		- -		- -		- -		- -		158,635		- -		158,635
Balances as of June 30, 2009	Ps.	578,676	Ps.	274,387	Ps.	793,123	Ps.	1,646,186	Ps.	32,374	Ps.	52,132	Ps.	193,486	Ps.	158,635	Ps.	12,849	Ps.	2,095,662

Cash dividends approved by Shareholders’ meeting held October 29, 2009		- -		- -		- -		- -		- -		- -		- -		(31,727)		- -		(31,727)
Cumulative translation adjustment		- -		- -		- -		- -		- -		- -		- -		- -		4,610		4,610
Appropriation of retained earnings approved by Shareholders’ meeting held October 29, 2009		- -		- -		- -		- -		7,932		- -		- -		(7,932)		- -		- -
Net income for the year		- -		- -		- -		- -		- -		- -		- -		334,501		- -		334,501
Balances as of June 30, 2010	Ps.	578,676	Ps.	274,387	Ps.	793,123	Ps.	1,646,186	Ps.	40,306	Ps.	52,132	Ps.	193,486	Ps.	453,477	Ps.	17,459	Ps.	2,403,046

Appropriation of retained earnings approved by Shareholders’ meeting held October 29, 2010		- -		- -		- -		- -		16,725		- -		197,776		(214,501)		- -		- -
Cash dividends approved by Shareholders’ meeting held October 29, 2010. (Note 5.e)		- -		- -		- -		- -		- -		- -		- -		(120,000)		- -		(120,000)
Cash dividends approved by Shareholders’ meeting held May 26, 2011. (Note 5.e)		- -		- -		- -		- -		- -		- -		- -		(100,000)		- -		(100,000)
Cumulative translation adjustment		- -		- -		- -		- -		- -		- -		- -		- -		16,665		16,665
Net income for the year		- -		- -		- -		- -		- -		- -		- -		282,104		- -		282,104
Balances as of June 30, 2011	Ps.	578,676		274,387		793,123		1,646,186		57,031	Ps.	52,132	Ps.	391,262		301,080		34,124	Ps.	2,481,815

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2011, 2010 and 2009

(Amounts in thousands, except share data and as otherwise indicated)

	2011		2010		2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	Ps.	282,104	Ps.	334,501	Ps.	158,635
Adjustments to reconcile net income to net cash flows from operating activities:
Income tax and MPIT		104,524		148,427		80,334
Depreciation and amortization		171,553		160,746		136,392
Accrued interest		194,063		134,251		128,301
Minority interest		57,765		43,453		(25,345)
Allowances and other provisions		49,644		69,358		113,754
Gain on equity investees		(138,420)		(160,416)		(61,542)
Gain from operations and holdings of real estate assets, net		(1,140)		(1,091)		(1,124)
Financial results, net		79,688		(3,909)		100,838
Gain from recognition of inventories at net realizable value		(45,442)		(33,831)		(12,056)
Amortization of negative goodwill, net		(17,427)		(1,641)		(1,602)
Gain (loss) from the sales of fixed assets		15,117		(21,121)		(630)

Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable, net		(112,828)		(108,890)		(122,571)
Increase in other receivables and prepaid expenses		(24,208)		(40,810)		(133,674)
Decrease (increase) in inventories		57,094		(28,807)		74,872
Increase in intangible assets, net		(3,051)		(2,316)		(11,999)
(Decrease) increase in trade accounts payable		(7,115)		24,684		(38,571)
(Decrease) increase in advances from customers, salaries and social security payable and taxes payable		(76,601)		(120,202)		86,148
Decrease in other liabilities		(13,488)		(15,928)		(27,541)
Net cash provided by operating activities		571,832		376,458		442,619
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in investments		58,772		(8,270)		(11,584)
Acquisition/sale of businesses and assets net of cash acquired		(428,315)		(8,316)		- -
Payment for acquisition of Tarshop S.A.’s minority interest		- -		(1,574)		- -
Acquisition of undeveloped parcels of land		(261)		(11,930)		(9,836)
Acquisitions and improvements of fixed assets		(87,694)		(156,530)		(272,297)
Increase in equity investees and other investments		(320,879)		(244,740)		(157,613)
Advance payments for the acquisition of shares		(1,798)		(23,735)		- -
Loans collected from/granted to related parties, net		23,014		(30,147)		(3,711)
Advance received from sale of interest in Tarshop S.A		- -		19,951		- -
Collection of dividends		11,119		3,904		- -
Collection from sale of undeveloped parcels of land		- -		11,023		- -
Payment for non compete agreement with the former minority shareholder of Tarshop		- -		(5,615)		- -
Net cash used in investing activities		(746,042)		(455,979)		(455,041)
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term and long-term debt		225,760		371,305		180,834
Payment of Seller Financing		(10,873)		(50,024)		(31,384)
Payments of short-term and long term debt		(248,075)		(221,170)		(127,420)
Payment of dividends		(247,934)		(55,385)		(23,541)
Interest paid		(142,000)		(136,515)		(131,742)
Re purchase of debt		- -		(12,000)		(105,425)
Cash from minority shareholders’ capital contributions to subsidiaries		808		46,220		48,038
Proceeds from issuance of Negotiable Obligations, net of expenses		757,444		102,502		- -
Net cash provided by (used in) financing activities		335,130		44,933		(190,640)
Net increase (decrease) in cash and cash equivalents		160,920		(34,588)		(203,062)
Cash and cash equivalents as of the beginning of the year		151,354		185,942		389,004
Cash and cash equivalents as of the end of the year (i)	Ps.	312,274	Ps.	151,354	Ps.	185,942

(i)    See Notes 2.i, 3.b and 17

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows

for the years ended June 30, 2011, 2010 and 2009

(Amounts in thousands, except share data and as otherwise indicated)

	2011		2010		2009
Supplemental cash flow information:
Cash paid during the year for:
Income tax paid		72,844		34,310		55,566

Non-cash investing and financing activities:
Capitalization of financial costs in fixed assets	Ps.	- -	Ps.	5,331	Ps.	86,452
Increase in inventories through a decrease in fixed assets, net		2,947		43,984		78,870
Increase in non-current investments through an increase in other liabilities		16,004		13,209		78,788
Increase in fixed assets, net through an increase in trade accounts payable		- -		4,996		42,116
Liquidation of interest in credit card receivables		- -		8,646		30,849
Increase (decrease) in advances from customers through an increase (decrease) in inventories		- -		3,310		- -
Decrease in current investments through an increase in other receivables and prepaid expenses		- -		8,402		24,541
Cumulative translation adjustments		16,665		4,610		12,849
Increase in undeveloped parcels of land through an increase in long-term debt		- -		- -		8,609
Increase in negative goodwill, net through a decrease in minority interest		- -		- -		7,410
Capitalization of financial costs in inventories		- -		1,932		7,087
Decrease in trade accounts payable through a decrease in undeveloped parcels of land		- -		- -		5,445
Decrease in undeveloped parcels of land through an increase in inventories		67,180		15,989		5,406
Increase in current investments through an increase in other liabilities		- -		- -		2,739
Increase in intangible assets, net through a decrease in non-current investment		- -		- -		1,137
Increase in long-term investment through a decrease in other receivables		70,620		- -		- -
Increase in minority interest through a decrease in short and long –term debt		- -		1,310		- -
Increase in minority interest through a decrease in other liabilities		20,557		14,512		- -
Decrease in undeveloped parcels of land through an increase in other receivables		- -		6,359		- -
Increase in intangible assets, net through an increase in other liabilities		- -		7,545		- -
Decrease in undeveloped parcels of land through an increase in accounts receivable, net		- -		26,342		- -
Decrease in inventories through an increase in non-current investments		14,451		- -		- -
Increase in fixed assets through a decrease in inventories		9,264		- -		- -
Decrease in short and long-term debt through an increase in shareholders’ equity		61,240		- -		- -
Increase in fixed assets through a increase in short and long-term debt		47,471		- -		- -
Decrease in fixed assets, net through an increase in trade accounts payable		1,375		- -		- -
Decrease in inventories through a decrease in customer advances		1,920		- -		26,883

	2011		2010		2009
Acquisitions and disposals of businesses and net assets (i):
Fair market value of non-cash assets acquired		394,390		33,856		- -
Fair market value of liabilities assumed		13,457		(8,126)		- -
Net assets acquired		407,847		25,730		- -
Minority interest		378,790		(897)		- -
Goodwill (negative goodwill)		(337,378)		506		- -
Impairment and sale of Tarshop S.A.		15,327		- -
Remaining investment in Tarshop S.A.		28,967		- -		- -
Purchase price		493,553		25,339		- -
Cash and cash equivalents acquired		(1,292)		13		- -
Seller financing		(33,403)		(14,782)		- -
Advance payments		(30,543)		(2,254)		- -
Net cash paid for the acquisition	Ps.	428,315	Ps.	8,316	Ps.	- -

(i)   As of June 30, 2011 mainly includes the acquisition of additional shares of Alto Palermo (Note 2.g.A.12) and the disposal of 80% equity interest in Tarshop (Note 2.g.B.7. (iii))

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009

(Amounts in thousands, except share data and as otherwise indicated)

1.         Organization and description of business

IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA"), is a real estate company incorporated under the laws of Argentina which, through its investments in subsidiaries and joint ventures (IRSA and subsidiaries are collectively referred hereinafter as the "The Company"), is primarily involved in (i) the acquisition and development of residential properties primarily for sale and the acquisition of undeveloped parcels of land either for future development or sale, (ii) the acquisition, development and operation of office and other non-shopping center properties primarily for rental purposes, (iii) the acquisition, development and operation of shopping center properties, (iv) the acquisition and operation of luxury hotels, (v) the origination of consumer loans and credit card receivables and securitization activities and (vi) other non-core activities. The Company is the only Argentine real estate company whose shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”).

2.         Preparation of financial statements

a.     Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”). In addition, the Company complies with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina. Argentine GAAP and the regulations of the CNV, as applicable, differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 25 to these Consolidated Financial Statements.

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

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

b.   Basis of consolidation (continued)

	Percentage of capital stock owned as of June 30,
	2011	2010	2009
Controlled and jointly controlled companies

Alto Palermo S.A. (“APSA”) (vii)	94.89%	63.35%	63.34%
Canteras Natal Crespo S.A. (“Canteras Natal Crespo”) (i)	50.00%	50.00%	50.00%
CYRSA S.A. (“CYRSA”) (ii)	50.00%	50.00%	50.00%
E-Commerce Latina S.A. (“E-Commerce”)	100.00%	100.00%	100.00%
Hoteles Argentinos S.A. ("Hoteles Argentinos")	80.00%	80.00%	80.00%
Inversora Bolívar S.A. (“Inversora Bolívar”)	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (“LLR”)	50.00%	50.00%	50.00%
Nuevas Fronteras S.A (iii)	76.34%	76.34%	- -
Palermo Invest S.A. ("Palermo Invest")	100.00%	100.00%	100.00%
Patagonian Investment S.A. (“Patagonian Investment”) (viii)	- -	- -	100.00%
Pereiraola S.A.I.C.I.F. y A. ("Pereiraola") (iv)	- -	- -	100.00%
Quality Invest S.A.(x)	50.00%	100.00%	100.00%
Ritelco S.A. ("Ritelco")	100.00%	100.00%	100.00%
Rummaala S.A. (“Rummaala”) (v)	- -	- -	50.00%
Solares de Santa María S.A. (“Solares de Santa María”) (ix)	100.00%	90.00%	90.00%
Torodur S.A. (vi)	- -	98.00%	- -
Tyrus S.A.	100.00%	100.00%	100.00%
Unicity S.A. (ix)	100.00%	- -	- -

(i)              Jointly controlled with Euromayor S.A.

(ii)            Jointly controlled with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (“Cyrela”)

(iii)           As of June 30, 2009 it was controlled through Inversora Bolivar S.A.

(iv)           See Note 2. g. B. 4.

(v)            Merged with CYRSA

(vi)           Shell company acquired for “de minimis” consideration in May 2010. In June 2011, the Company sold and transferred all shares to APSA

(vii)         See Note 2. g. A. 12.

(viii)        Merged with the Company.

(ix)           See Note 2. g. A. 5.

(x)            Jointly controlled with EFESUL S.A. since March, 2011. Quality Invest was a wholly-owned subsidiary without significant activities prior March, 2011.

Proportionate consolidation

As of June 30, 2011, the Company exercises joint control directly or indirectly over several entities namely, Canteras Natal Crespo S.A., Puerto Retiro S.A., CYRSA S.A., Quality Invest S.A. and Baicom Networks S.A. As required by Technical Resolution No. 21 "Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions" ("RT No. 21"), under Argentine GAAP, the Company accounted for these investments under the proportionate consolidation method. Accordingly, these consolidated financial statements reflect the Company’s pro rata equity interest in these investments on a line-by-line basis. As of June 30, 2010, APSA exercised joint control over Metroshop. APSA acquired the remaining 50% of Metroshop in January 2011 and obtained control of the investment. Accordingly, APSA consolidates Metroshop as of the date it acquired control through June 30, 2011 (See Note 2.g.A.4).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

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

d.   Use of estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting years. Significant estimates include those required in the accounting for barter transactions, gain from recognition of inventories at net realizable value, provisions for allowances and contingencies, impairment of long-lived assets, depreciation and amortization, current value of assets acquired in business combination and assets acquisition, deferred income asset and asset tax credit. Actual results could differ from the estimates and assumptions made at the date of preparation of these consolidated financial statements.

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

f. Translation of non-peso currency amounts

The Company’s functional and reporting currency is the Argentine Peso. In general, for consolidation purposes, assets and liabilities of subsidiaries whose functional currency is not the Argentine Peso are translated into Argentine Pesos in accordance with Technical Resolution No. 18,“Translation of Financial Statements”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at the exchange rates prevailing on the date of the transactions. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component within the statements of shareholders’ equity. According to RT No18, a non-integrated entity is that they conduct their operations abroad with some financial autonomy of the investor.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses

A.      Year ended June 30, 2011

1.       Acquisition of a building located at 183 Madison Avenue, New York, NY

On August 26, 2010, the Company together with some U.S. partners executed an acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”). The building is located in a Manhattan area known as “Midtown South”, at the intersection of Madison Avenue and 34th Street.

The transaction was closed on December 15, 2010 and the price paid by Rigby 183 was US$ 85.1 million, such payment has been structured through a financing of US$ 40.0 million obtained by Rigby 183 and the sum of US$ 45.1 million paid in cash. Moreover, Rigby 183 has obtained an additional financing of US$ 10.0 million, in order to perform refurbishments and improvements on the building, which is being disbursed as works progress.

As of the date of the acquisition, IRSA had a 57% of indirect interest in Rigby 183 through two wholly-owned subsidiaries and made capital contributions for a total of US$ 27.3 million. Also, IRSA exercised joint control over Rigby 183 due to a mayor decision agreement between partners.

On March 31, 2011, the Company sold 8% of its interest in Rigby 183, owned by Real Estate Strategies LLC (“RES”), one of the mentioned wholly-owned subsidiary indirectly controlled through Tyrus, in the amount of US$ 3.8 million. As a result, the Company has a 49% interest in Rigby 183 through IMadison LLC (“IMadison”) as of June 30, 2011.

There are several landmark buildings in the area, such as the Empire State Building, Macy´s Herald Square and Madison Square Garden. This commercial property will be used for rentals of office space and retail stores in the lowest of its 18 stories. Its net leasable area is approximately 22,000 square meters.

2.       Acquisition of land located in San Martín

On March 31, 2011, IRSA, through its 50% interest in a jointly controlled entity, Quality Invest S.A. ("Quality"), purchased the industrial plant owned by Nobleza Piccardo SAIC ("Nobleza"), a major tobacco company in Argentina. The industrial plant is located in San Martin, Province of Buenos Aires, and is suitable for redevelopment into multiple uses. The Company executed the deeds of title on May 31, 2011.

The purchase price was US$ 33.0 million, of which US$ 9.9 million was already paid and the balance will be paid as from May 31, 2012 in three equal and consecutive annual installments plus interest at 7.5% per annum. The assets have been mortgaged securing the debt.

Nobleza sold the plant as part of its plan of relocating its operations. As part of the agreement, Nobleza requested the plant to be leased back to it for a maximum period of three years thus allowing it enough time to gradually moving its operations to the new site.

On April 11, 2011, Quality requested the Comisión Nacional de defensa de la Competencia (“CNDC”), the National Commission of Competition in Argentina, to issue an advisory opinion on the obligation to notify the operation or not. The CNDC stated that there was an obligation to notify the situation, but the Company filed an appeal against this decision. As of the date these financial statements are issued, the resolution of the appeal is pending.

3.       Acquisition of Nuevo Puerto Santa Fe S.A.´s shares

On June 15, 2011, APSA acquired from Boldt S.A. and Inverama S.L., two unrelated companies, 50% interest in the capital stock of Nuevo Puerto Santa Fe S.A. (“NPSF”), a company who acts as a lessee of a property built and operated as a shopping center in the port of the city of Santa Fe, Province of Santa Fe.

APSA made a down payment of US$ 0.377 million and will settle the remaining balance in 24 monthly non-interest bearing installments with the last installment due on February 2013.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses (continued)

A.      Year ended June 30, 2011 (continued)

The acquisition was contingent upon the approvals by the Ente Regulador del Puerto de Santa Fe (Regulatory Entity of the Port of Santa Fe) and the Caja de Asistencia Social Lotería de Santa Fe which were obtained subsequent to year-end, on August 18, 2011. See Note 24.3. As of June 30, 2011, the payments were recognized under Non-current Investments included in the line item “Advance payments for the acquisition of shares”.

4.       Negotiation between  Metroshop and Tarshop

On January 13, 2011, APSA purchased 18,400,000 registered, non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Metroshop’s common capital stock. As of June 30, 2011 APSA has 100% of Metroshop´s common capital stock. (See Note 24.2.).

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Metroshop’s shares by the Company, Metroshop transferred the following assets to Tarshop:

i.

Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV).

ii.	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii.	All credit card customers or accounts and consumer loans.

iv.	Lease agreements on certain branches and their personal property.

v.	Labor agreements for payroll personnel.

5.       Acquisition of Unicity S.A.

On September 1, 2010, the Company acquired 100% of Unicity for US$ 2.5 million in cash and the forgiveness of the debt Unicity had with the Company for US$ 9.1 million. Unicity is a holding company whose only asset is a 10% interest in Solares de Santa Maria SA ("Solares"), which in turn has only one asset being an undeveloped parcel of land. The Company was the owner of the remaining interest in Solares. As a result, the Company has the 100% interest in the land as of June 30, 2011.

6.       Purchase of Banco de Crédito y Securitización’s (“BACS”) shares

On March 10, 2011, the Company signed a stock purchase agreement with International Finance Corporation (IFC) for a total of 796,875 common shares, which represents a 1.28% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of the agreement, and the balance of US$ 0.26 million (supported by respective promissory notes) are to be repaid at the time of closing of the transaction, that is within 12 business days as from approval of the transaction by the BCRA, which is still pending.

7.       Barter agreement with TGLT

                     i.     Beruti plot of land

On October 13, 2010, APSA and TGLT, a real estate developer in Argentina, entered into an agreement to barter a plot of land located in Beruti street Nos. 3351/59 in the city of Buenos Aires for monetary consideration and future units to be constructed by TGLT on the land. The transaction was subject to certain precedent conditions including the completion by TGLT of its initial public offering. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT may transfer APSA (i) a number of apartments to be determined representing 17.33% of the saleable square meters occupied by apartment units of the future building; (ii) a number of parking spaces to be determined representing 15.82% of the saleable square meters occupied by parking space of the future building; (iii) all spaces

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses (continued)

A.      Year ended June 30, 2011 (continued)

reserved for commercial parking in the future building and (iv) the amount of US$ 10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010 therefore; the precedent condition for the transaction was fulfilled on that date. TGLT paid the US$10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed.

To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of the Company.

On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo”, which ruled the suspension of the works. (See Note 24.1.).

                   ii.     Caballito plot of land

On June 29, 2011, the Company and TGLT entered into an agreement to barter a plot of land located in the neighborhood of Caballito in the city of Buenos Aires for future units to be constructed by TGLT on the land. The transaction was agreed upon at US$ 12.8 million. TGLT plans to construct an apartment building with residential, offices and parking space. In consideration, TGLT paid US$ 0.2 million in cash and may transfer IRSA: (i) a number of apartments to be determined, which represents in all 23.10% of the square meters of the saleable houses; (ii) a number to be determined of complementary units (garages), which represents in all 21.10% of the square meters of the garages; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, which represents 21.10% of the square meters of the storage rooms; of the future real estate that shall form part of the project.

TGLT is committed to build, finish and obtain authorization for the three buildings that shall make up the building project, within 36 to 48 months. To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of the Company.

8.       Acquisition of shares of TGLT

On November 4, 2010, APSA acquired 5,214,662 shares of common stock of TGLT S.A. (“TGLT”) following its initial public offering for Ps. 47.1 million in cash.

APSA acquired additional shares of TGLT amounting to 42,810, 98,000 and 876,474 common shares between December 2010 and April 2011. APSA invested a total of Ps. 56.3 million to acquire the shares. Additionally, in December 2010, the Company acquired 9,598 non endorsable, registered, common shares, with right to one vote each and representative of 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million. As of June 30, 2011, the Company has an 8.87% interest in TGLT.

9.       Acquisition of Cresud S.A.C.I.F. y A.´s Notes

On March 10, 2011, Emprendimiento Recoleta S.A. (controlled by APSA) acquired Cresud S.A.C.I.F. y A. Notes for a total amount of US$ 2.5 million due on March 10, 2013. Principal is amortized in four quarterly installments payable as from June 11, 2012 and accruing interest at a fixed rate of 7.5% per annum, payable in eight quarterly installments as from June 8, 2011.

10.    Acquisition of shares in Banco Hipotecario S.A. (BHSA)

During the last fiscal years and in the current fiscal year, the Company has been conducting various purchase and sale transactions of BHSA shares, as a result of which, as of June 30, 2011, the Company´s ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares). (See Note 20).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses (continued)

A.      Year ended June 30, 2011 (continued)

11.    Acquisition of Soleil Factory shopping center business

On July 1, 2010, APSA and INCSA executed the definitive agreement pursuant to which the business comprising of a building and other fixed assets was transferred to APSA. The transaction excluded any receivable or payable arising out of INCSA business prior to the transaction and also excluded a building, which currently is being operated as a hypermarket within the same premises. INCSA transferred the deed of title to APSA on August 3, 2011. The transaction was filed with the CNDC, which authorized it on April 12, 2011. This acquisition was accounted for using the purchase method of accounting.

Furthermore, on December 28, 2007, APSA and INCSA had signed a letter of intent to acquire, build and manage a commercial center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was dependent on the acquisition of the Soleil Factory business. Upon completion of the acquisition of the Soleil Factory on July 1, 2010, APSA was obligated to commence the works on May 2, 2011. However, INCSA must comply with certain obligations prior to the commencement of the works, such as (i) delivery of the title deed of the plot of land and (ii) transfer of rights and permits on the architectural project to APSA. As of the date of theses Financial Statements, these obligations have not been fulfilled and works have not commenced.

On August 3, 2011, INCSA granted APSA the conveyance for the property, and APSA paid the US$ 1 million which was agreed to be paid on that date. At the same time, APSA granted a first-grade mortgage on the property to secure payment of the balance (US$ 12.6 million) plus interest.

12.    Acquisition of additional shares of Alto Palermo S.A.

In January 2010, the Company entered into a purchase option for the acquisition of the 29.55% minority interest in Alto Palermo held by Parque Arauco S.A. (PASA) together with PASA’s interest in the Series I Convertible Notes issued by Alto Palermo, for a nominal value of US$ 15.5 million.

The purchase option originally expired on August 31, 2010 and had been set at US$ 126.0 million. As a security for the option, the Company paid a non-refundable amount of US$ 6.0 million to PASA as of June 30, 2010.

The Company’s Board of Directors resolved to exercise the option on October 15, 2010 cancelling the outstanding amount of US$ 120.0 million and thus increasing the Company’s interest in Alto Palermo to 94.89% as of the date of issuance of these financial statements.

13.    Acquisition of Lipstick building, New York

In July 2008, the Company (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Avenue LLC” (“Metropolitan”), a Delaware-based limited liability company and ultimate parent company of Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan Leasehold”). The main asset of Metropolitan Leasehold is a rental office building in New York City known as the “Lipstick Building” and the debt related to that asset. The framework included the following: (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the certain shareholders. The total price paid was US$ 22.6 million.

During 2009 in the context of the financial crisis Metropolitan incurred in significant losses due to impairment recognized in connection with the building. Since the Company’s share in Metropolitan’s losses exceeded its equity interest; the Company recognized a zero value on its investment although a liability of US$ 1.5 million which represented the Company’s maximum commitment to fund Metropolitan’s operations.

On November 16, 2010, Metropolitan 885 Third Avenue Leasehold LLC presented a plan of reorganization. The plan provides among other things the liquidation of Metropolitan and the issuance of new membership interest of Metropolitan Leasehold, the reorganized debtor, in favor of New Lipstick LLC, (the “New Metropolitan Leasehold Holding Company”).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses (continued)

A.      Year ended June 30, 2011 (continued)

In December 2010, the negotiations geared towards restructuring the amounts of the mortgage granted by the Royal Bank of Canada came to a successful conclusion. The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 basic points rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness to Goldman, Sachs & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

Metropolitan Leasehold will maintain the existing ground leases in the same terms and conditions in which they had been initially agreed upon, for a remaining 66 years’ term. The final consent to this restructuring has already been tendered by all the parties concerned and the closing was consummated on December 30, 2010, as that is when the company New Lipstick LLC (“New Lipstick”), the New Metropolitan Leasehold Holding Company, made a US$ 15.0 million principal payment as downpayment of the newly restructured mortgage debt, thus reducing it from US$ 130.0 million to US$ 115.0 million.

As a consequence of said reorganization, the Company has indirectly – through New Lipstick – increased its equity interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired in Metropolitan, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect.

B.      Year ended June 30, 2010

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

The total purchase price paid was US$ 14.3 million. As part of the agreement, the Company’s Chairman and CEO Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January, March and October 2010, the Company through its subsidiaries purchased 11,606,542 additional shares of Hersha’s common stock, for an aggregate purchase price of US$ 47.9 million (4,789,917 shares at US$ 3.00 per share; 3,864,000 at US$ 4.25 per share and 2,952,625 at US$5.80 per share, respectively).

During quarters ended on December 2010, March and June 2011, the Company through its subsidiaries sold 1,500,000; 738,800 and 303,579 common shares in Hersha, respectively, for a total of US$ 16.1 million, which resulted in approximately US$ 11.5 million gain.

As of June 30, 2011 the Company´s direct and indirect interest in Hersha amounts to 9.18%. If the call option was exercised and the Company´s interest was not diluted due to newly issued shares, the Company´s interest in Hersha would be 12.13%. The Company accounts for its investment in Hersha at cost while the call option has been accounted for at its fair value.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 78 hotels throughout the United States of America totaling approximately 10,443 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses (continued)

B.      Year ended June 30, 2010 (continued)

2.       Sale of Buildings

The Company sold 14,777 square meters of gross leasable area for Ps. 168.3 million in cash. These sales generated a profit of Ps. 115.4 million.

3.       Acquisition of Catalinas Norte plot of land

In December 2009, the Company acquired through a public auction a 3,649 square meters plot of land located in the area known as Catalinas Norte in the City of Buenos Aires for Ps. 95.0 million paid in cash as of June 30, 2010.

4.       Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola)

In June 2010, the Company sold to an unrelated developer its interest in Pereiraola for US$ 11.8 million, of which US$ 1.94 million was collected as of June 30, 2010. The balance will be collected by receiving (a) the higher of (i) 6% of the marketable lots, or (ii) 39,601 square meters in a future neighborhood to be constructed by the buyer on the site, valued by the parties at US$ 2.1 million and (b) four consecutive, half-yearly installments of US$ 1.94 million each, plus an annual 14% interest rate on the outstanding balances. As of June 30, 2011, the Company collected the first and second installment.

5.       Acquisition of Torodur S.A.

In May 2010, the Company acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, the Company transferred a 2% ownership interest to CAM Communications LP (Bermudas) and CAM Communications LP (Delaware), equally, at cost. In June 2011, the Company concluded the sale and transfer of shares of Torodur S.A, for US$ 0.002 million to APSA. As a consequence, as of June 30, 2011 the Company does not have any direct holding in Torodur S.A.

On the same date, CAM Communications LP (Bermudas) and CAM Communications LP (Delaware) sold to APSA their holding in Torodur S.A.

On June 15, 2011, Torodur S.A. acquired 16.66% of Nuevo Puerto Santa Fe S.A.’s shares for US$ 1.5 million.

6.       Acquisition of Arcos del Gourmet S.A.’s (Arcos) shares

On November 27, 2009, APSA acquired 80 % of the share capital of Arcos for a purchase price determined as follows: (i) a fixed price of US$ 4.3 million for 40% of the stock and (ii) a fixed price of US$ 0.84 million plus a determinable price equivalent to 20% of the investment required to develop the project up to maximum of US$ 6.9 million for the other 40% of the stock. As of June 30, 2011, APSA paid US$ 4.4 million. The remaining unpaid balance will be setted as follows: (i) US$ 1 million due on November 27, 2011 and (ii) 10% of any increase in Arcos common stock.

On June 25, 2010, APSA and certain of the minority shareholders entered into an option agreement to acquire the 17.54% minority interest in Arcos for an aggregate price of US$ 1.4 million. The option price paid was US$ 0.4 million. The option was subject to certain conditions including but not limited to that ONABE launches a bidding process for the sale of the concessioned assets over which APSA had a preemptive right. The option expired on April 30, 2011 upon the conditions not being fulfilled. APSA charged the cost of the option to income under “Other income (expenses), net” (See Note 24.4).

7.       Several transactions related to Tarshop S.A. (Tarshop)

i)   Non-compete agreement with the former minority shareholder of Tarshop

In January 2010, APSA entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping mall of more than

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses (continued)

B.      Year ended June 30, 2010 (continued)

20,000 square meters in the City of Buenos Aires. APSA agreed on a price of US$ 2.2 million, of which US$ 0.8 million was payable at execution date and the remaining US$ 1.4 million payable in 28 consecutive monthly installments through the termination date of the agreement on April 30, 2013.

ii) Acquisition of Tarshop shares.

On October 30, 2009 Tarshop capitalized capital contributions made by APSA increasing the APSA interest in Tarshop from 93.4% to 98.6%

During January 2010, APSA acquired the remaining minority interest in Tarshop for US$ 0.54 million, reaching the 100% of the shareholding as of June 30, 2010.

iii) Sale of 80% equity interest in Tarshop

APSA’s Board of Directors approved the sale of a 80% interest in Tarshop to Banco Hipotecario S.A. (“BHSA”) for a sale price of US$ 26.8 million. The transaction was approved by the Banco Central de la República Argentina, and subsequently was closed on September 13, 2010. APSA committed not to compete in the credit card or consumer loan origination business market where Tarshop conducts business for a period of 5 years.

8.       Purchase of Conil S.A.’s (“Conil”) shares

On October 21, 2009, APSA acquired a 50% interest in Conil for US$ 0.3 million fully paid as of June 30, 2010. The main asset of Conil is a 2,471 square meter undeveloped parcel of land located in Avellaneda, Province of Buenos Aires.

9.       Sale of properties in Guaymallén (Mendoza)

On March 26, 2010, APSA sold a building located in the district of Guaymallén, Province of Mendoza for US$ 0.3 million fully collected as of June 30, 2010.

10.    Sale of Rosario plots of land

On April 14, 2010, APSA sold the lot designated as “2A” of a building located in the District of Rosario, City of Rosario, Province of Santa Fe for US$ 4.2 million, collected in full as of June 30, 2011.

On May 3, 2010, APSA sold the lot designated as “2E” for US$ 1.4 million, of which US$ 0.3 million was collected as of June 30, 2010. The outstanding balance was collected on May 30, 2011.

On November 10, 2010, APSA sold the lot designated as “2F” for US$ 1.9 million, of which US$ 1.3 million was collected as of June 30, 2011 with the remaining balance collected on July 6, 2011.

On December 3, 2010, APSA sold the lots designated as “2B”, “2C” and “2D” for US$ 1.5 million each, of which US$ 3 million was collected in full as of June 30, 2011 and US$ 1.3 million (lot”2D”) will be collected upon execution of the deed of title.

11.    Panamerican Mall S.A. (PAMSA)

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

Dot Baires Shopping has 4 levels and 3 basements, a covered area of 173,000 square meters, out of which 49,731 are square meters of gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinemas and parking space for 2,200 automobiles.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

g.         Significant acquisitions, disposals and development of businesses (continued)

B.      Year ended June 30, 2010 (continued)

Total contributions to this project made by the shareholders amounted to Ps. 557.0 million and Ps. 532.4 million as of June 30, 2010 and 2009, respectively.

12.      Acquisition of shares in  Banco Hipotecario S.A. (“BHSA”)

The Company acquired 100,417,816 additional shares of BHSA for Ps. 118.7 million of which Ps. 112.6 million were paid in cash as of June 30, 2010. The transaction generated a gain of Ps. 70.4 million. As of June 30, 2010, the Company holds a 28.03% in BHSA (without considering treasury shares)

C.      Year ended June 30, 2009

1.       Acquisition of shares in BHSA

The Company acquired additional shares in BHSA for Ps. 107.6 million, of which Ps. 28.8 million were paid in fiscal year 2009 and the outstanding balance (Ps. 78.8 million) was paid shortly after year-end. This transaction generated a gain of Ps. 133.0 million for the year ended June 30, 2009.

2.      Acquisition of companies in Uruguay

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

The price for the purchase of Zetol was US$ 7.0 million, of which US$ 2.0 million were paid as of June 30, 2009, while the outstanding balance is to be paid in 5 installments of US$ 1.0 million each plus interest at an annual interest rate of 3.5% within a maximum term of 93 months counted as from the date of acquisition of the Company. Payment of Zetol shares may be settled at the option of the sellers through the transfer of title on the future units to be built on the site representative of 12% of the total marketable square meters.

The price for the purchase of Vista al Muelle was US$ 0.83 million and accrued an annual 8% compensatory interest rate on the outstanding amounts. As of September 10, 2010, it was completely paid.

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

In December 2009, Vista al Muelle acquired other properties totaling US$ 2.7 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on  December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

g.   Significant acquisitions, disposals and development of businesses (continued)

C.      Year ended June 30, 2009 (continued)

On December 17, 2010, the Company and Cyrela signed a stock purchase agreement whereby a 50% interest in Liveck’s capital stock was reacquired from Cyrela for US$ 2.7 million. This amount is equivalent to the contributions made in Liveck by Cyrela. Therefore, the Company’s interest in Liveck amounted to 100% (through Tyrus).

As part of the agreement, the Company agreed to hold Cyrela harmless in the event of claims asserted by Zetol’s sellers. Besides, if within a term of 24 months as from the date of the agreement Cyrela were not released from the guarantee tendered in favor of the above-mentioned sellers, the Company will be obliged to post a new guarantee in favor of Cyrela, equivalent to 45% of the price balance, interest thereon and the option rights to which Zetol’s sellers are entitled.

3.       Sale of Buildings

The Company sold 20,315 square meters of gross leasable area for Ps. 201.3 million in cash. These sales generated a profit of Ps. 119.4 million.

4.       Barter transaction with Cyrsa - Air Space Coto

On July 21, 2008, APSA entered into a barter agreement with Cyrsa S.A. (“Cyrsa”) pursuant to which APSA, subject to certain closing conditions, would surrender to Cyrsa its right to construct a building over a preexisting structure (owned by a third party) in exchange for de minimis cash and 25% of the housing units in the future building. The total fair value of the transaction is US$ 5.9 million. On December 17, 2010, APSA and Cyrsa signed an agreement in order to finish the barter commitment.

5.       Barter transaction with Condominios

On November 27, 2008, APSA granted an unrelated party, Condominios del Alto S.A. (“Condominios”), an acquisition option through a barter agreement pursuant to which APSA bartered a plot of land located in Rosario (plot “2H”), Province of Santa Fe for future 42 apartments and 47 parking spaces of the total units to be constructed on the land.

Under this agreement, APSA will have a 22% of the total square meters covered by the apartments and garages. The total fair value of the transaction is US$ 2.3 million disclosed in the line item “Torres de Rosario under construction” in Note 4.e. As part of the agreement, Condominios paid APSA US$ 0.03 million and assumed certain obligations. Condominios (i) guaranteed the transaction by the assumption of a first degree mortgage on the land in favor of APSA for US$ 2.3 million; (ii) established a security insurance of which APSA will be assignor of the insured amount of US$ 2.3 million; and (iii) the shareholders of Condominios assumed a personal guarantee of the obligations of Condominios up to the amount of US$ 1.0 million.

6.       Paraná plot of land

On June 30, 2009, APSA signed a Letter of Intent with an unrelated party to purchase a 10,022 square meter property in the City of Paraná, Province of Entre Rios, Argentina. APSA intends to construct a shopping center on the site. On August 12, 2010, the agreement was closed.

On August 12, 2010, APSA acquired a 10,022 square meter property in the City of Paraná, Province of Entre Ríos, Argentina for US$ 0.5 million. APSA paid US$ 0.15 million and the remaining balance of US$ 0.35 million will be paid at the time the title is obtained.

According to the agreement, the deeds of title will be transferred within 60 days as from the date on which (i) APSA obtains the required municipal permits, or (ii) the seller obtains the lot subdivision, whichever occurs later. None of these conditions have occurred as of the date of these financial statements. On March 18, 2011, the Municipality of Parana granted a preclearance to construct a shopping mall on the premises, although definitive permits are still pending.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

h.   Adoption of International Financial Reporting Standards

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 “Adoption of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”)” which requires that companies under the supervision of the CNV to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1st, 2011, including comparative information for earlier periods. There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a resolution issued by the FACPCE. The jurisdiction where we are located is the Federal District. On April 25, 2009, the CPCECABA approved Resolution No. 26. The CNV issued Resolution No. 562/09, as amended by Resolution 576/10 formally adopting application of Resolution No. 26 to its regulated entities for fiscal years beginning on January 1st, 2012. The Company will be required to prepare its consolidated financial statements in accordance with IFRS as issued by the IASB for its fiscal year ended June 30, 2013 and 2012. The Company’s transition date to IFRS will be July 1, 2011. On April 29, 2010, the Company’s Board of Directors approved a plan for implementing IFRS which is currently under execution.

i.    Change in accounting policy related to statement of cash flows

The Company classified cash flows from interest paid as operating activities for the year ended June 30, 2010 and 2009. As part of the Company's IFRS implementation efforts, for the fiscal year ended June 30, 2011, the Company changed this accounting policy to treat the cash flows from interest paid as financing activities as permitted also by Argentine GAAP (Technical Resolution No. 8). Therefore, the Company retroactively adjusted as of June 30, 2010 and 2009 year as follows:

	As of June, 2010		As of June, 2009
	As adjusted	As previously issued	As adjusted	As previously issued
Net cash provided by operating activities	376,458	239,943	442,619	310,877
Net cash used in investing activities	(455,979)	(455,979)	(455,041)	(455,041)
Net cash provided by (used in) financing activities	44,933	181,448	(190,640)	(58,898)

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

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

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

The Company also charges its tenants a monthly administration fee relating to the administration and maintenance of the common area and the administration.

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

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. For the years ended June 30, 2011, 2010 and 2009, the majority of the tenants were charged with the Percentage Rent.

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

•         Lease agent operations

Fibesa S.A. (a subsidiary of APSA) acts as the leasing agent for the APSA bringing together APASA and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa’s revenues are derived primarily from success fees paid by tenants calculated as a percentage of the final rental income value for both the lessee and APSA. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3.         Significant accounting policies (continued)

a.     Revenue recognition (continued)

•       Consumer Financing

During the fiscal year ended June 30, 2010 and 2009, APSA, through its subsidiary Tarshop and its jointly controlled entity Metroshop, was engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. As part of a plan, APSA sold 80% of Tarshop in September 2010, and acquired the remaining 50% in Metroshop in January 2011. After acquisition of control in Metroshop, APSA sold the receivables portfolio and other assets to Tarshop. Metroshop continues as an entity with only residual activities. APSA continues in the consumer financing business through its 20% interest in Tarshop where it retained significant influence.

Revenues from credit card transactions are primarily comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by the APSA; (ii) data processing services which consist of processing and printing cardholders statement of accounts, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on a up-front basis, and (iv) interest income generated by financing and lending activities. Revenue from financing and lending activities are comprised of interest income, which is recognized on an accrual basis.

•       Hotels

The Company recognizes revenues from its rooms, catering, and restaurant facilities as accrued on the close of each business day.

b.   Cash and cash equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of time deposits and mutual funds with original maturities of three months or less at date of purchase.

c.   Investments

(i)         Current

Current investments primarily include mutual funds, shares of public companies, time deposits, government bonds and mortgage bonds. Time deposits are valued at cost plus accrued interest at year-end. Mutual funds, shares of public companies, government bonds and mortgage bonds are carried at market value.

Unrealized gains and losses on these investments are included within “Financial results, net” in the accompanying consolidated statements of income.

As of June 30, 2010 current investments also included retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A., Metroshop S.A. and the retained interest in securitized mortgage receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

(ii)        Non-current

a)         Equity investments

•      Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.

During the last fiscal years and in the current fiscal year, the Company has been conducting various purchase and sale transactions of BHSA shares, as a result of which, as of June 30, 2011, the Company´s ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

In accordance with regulations of the BCRA and also as imposed by the agreements signed by BHSA as a result of its financial debt restructuring process, there are certain restrictions on the distribution of profits by BHSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3.         Significant accounting policies (continued)

c.   Investments (continued)

The financial statements of BHSA and BACSA are prepared in accordance with BCRA standards. For the purpose of valuation under the equity method of these investments the Company has made adjustments necessary to adequate these Consolidated Financial Statements to Argentine GAAP have been considered.

•       The investments in New Lipstick LLC and Rigby 183 LLC are mentioned in Note 2.g.A.13 and Note 2.g.A.1, respectively and are accounted for under the equity method.

•      Tarshop S.A.

Given the sale of 80% of Tarshop S.A.’s shares described in Note 2.g.B.7.(iii), as of the date of issuance of these financial statements, APSA maintains a 20% investment in Tarshop S.A. which has been recognized by application of the equity method on account of the economic group being able to exercise significant influence on its decisions and of the economic group’s intention to maintain it as a long-term investment.

•   TGLT S.A. and Hersha Hospitalily Trust

The equity investments in TGLT S.A. and Hersha Hospitality Trust were valued at their acquisition cost.

             b)      Retained interests in securitization programs

As of June 30, 2010 Non-current investments also included the non-current portion of the Company’s retained interests in securitized receivables (evidenced as “Certificates of Participation” or “CPs”) and trust debt securities (“TDFs”) pursuant to the securitization programs of credit card and personal loans receivables.

c)      Undeveloped parcels of land

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential, shopping centers and office building operations. The Company's strategy for land acquisition and development is dictated by specific market conditions where the  Company conducts its operations.

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

During the years ended June 30, 2002 and 2003 the Company recognized significant impairment. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed during the years ended June 30, 2004 until 2009. Impairment charges and subsequent reversals are included in the line item "Gain from operations and holdings of real estate assets, net" in the consolidated statements of income. The balance of allowance for impairment of undeveloped parcels of land amounts to nil, Ps. 50 and Ps. 50 for the years ended June 30, 2011, 2010 and 2009, respectively. See Note 3.t. for details on accounting for impairment losses.

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

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3.         Significant accounting policies (continued)

d.   Inventories (continued)

In addition, inventory includes receivables representing the rights to receive certain apartment units to be constructed on land bartered with unrelated parties. These units have been valued in accordance with the price established in the respective title deeds and is disclosed in “Inventories” as “Rights for residential units to be received”.

Those on which the Company received down payments that fix the sales price and the terms and conditions of the contract provide reasonable assurance at the closing of the transaction and realization of the gain is deemed to be assured. These inventories are valued at net realizable value with gains shown in the line item “Gain from recognition of inventories at net realizable value” of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

During the years ended June 30, 2002, 2003 and 2005, the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2004 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item "Gain from operations and holdings of real estate assets, net" in the statement of income. The balance of allowance for impairment of inventory amounts to Ps. 29, Ps. 157 and Ps. 1,029 for the years ended June 30, 2011, 2010 and 2009, respectively. See Note 3.t. for details on accounting for impairment losses.

e.   Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers), hotels and other property and equipment held for use by the Company.

•         Rental properties (including shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or loss is recognized. The Company capitalizes financial costs (interest and foreign exchange differences) on long-term construction projects. Capitalized financial costs amounted to Ps. 1,691, Ps. 5,331 and Ps. 86,452 for the years ended June 30, 2011, 2010 and 2009, respectively, mainly in connection with the construction of the Dot Baires, Shopping Alto Rosario and Dique IV.

During the years ended June 30, 2002, 2003 and 2005 the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item "Gain from operations and holdings of real estate assets, net" in the income statement. The balance of allowance for impairment of fixed assets amounts to Ps. 2,507, Ps. 3,532 and Ps. 3,891 for the years ended June 30, 2011, 2010 and 2009, respectively.

•       Other property and equipment

Other property and equipment are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation at the end of the year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3.         Significant accounting policies (continued)

e.   Fixed assets, net (continued)

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
- Properties:
Office buildings	Between 20 and 45
Shopping centers	Between 16 and 31
Hotels	Between 14 and 24
Other	Between 16 and 50
- Leasehold improvements	3
- Facilities	10
- Furniture and fixtures	Between 3 and 10
- Vehicles	5
- Computer equipment	3
- Software	3
- Machinery and equipment	10

f.    Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over 3 years.

g.   Intangible assets, net

Intangible assets are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated amortization and corresponding allowances for impairment, if applicable. Included in the Intangible Assets caption are the following:

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

•       Above and below market leases and in-place leases

See Note 3.h. for details on accounting for these intangibles.

•       Concession rights

Intangible assets include Arcos del Gourmet S.A.’s (a subsidiary of APSA) concession right, which will be amortized over the life of the concession agreement, upon commencement of operation (see Note 2.g. B.6.).

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

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3.         Significant accounting policies (continued)

h.   Business combinations

Acquisitions are accounted for under the purchase method of accounting. Under the purchase method, the purchase price is allocated to tangible and intangible assets and liabilities based on their respective fair values in accordance with the provisions of Technical Resolution No. 18. In making estimates of fair values, management utilizes a number of various sources.

When Company acquires properties, for fair value estimation purposes, the Company also considers information about each property obtained as a result of pre-acquisition due diligence, marketing and leasing activities. The Company allocates a portion of the purchase price to tangible assets including the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, third-party appraisals or other relevant data. Generally the Company determines the as-if-vacant value by using a replacement cost method. Also, a portion of the purchase price is allocated to above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market and below-market lease values are amortized as a reduction of or an addition to rental income over the remaining non-cancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income. A portion of the purchase price is also allocated to the value of leases acquired and management utilizes independent sources or management's determination of the relative fair values of the respective in-place lease values. The Company´s estimates of value are made using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods, considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand.

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

i.    Negative goodwill, net

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

 (ii)   Goodwill:

Goodwill represents the difference between the purchase price paid and the fair market value of net assets acquired, adjusted for inflation as mention in Note 2.c and is amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired.

The carrying amount does not exceed their respective estimated recoverable value at the end of each year.

j.    Other receivables and liabilities

Certain other receivables and liabilities (value added tax, cash reserves and guarantee deposits) have been measured based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate that reflect the time-value of money and the estimate specific transactions risks at the time of incorporation to assets

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3.         Significant accounting policies (continued)

j.    Other receivables and liabilities (continued)

and liabilities, respectively. The remaining other receivables and liabilities have been valued at their nominal value plus interest, if any.

k.   Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus accrued interests based on the interest rate estimated at the time of the transaction. In the case, the Company has the intention and ability of selling financial receivables after the year-end; those receivables are valued at their net realizable value.

l.   Accounts receivable and trade accounts payable

Accounts receivable and trade accounts payable have been valued at face value plus accrued interest based on the internal rate of return.

m.   Liabilities in kind related to barter transactions

Obligations to deliver units to be built are valued at the higher of (i) the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor, or (ii) the value of the barter agreed by the parties. Liabilities in kind are disclosed in the “Trade accounts payable”.

n.   Related party balances and other transactions

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

As discussed in Note 15 the Company has treated the differences between the price-level restated amounts of assets and liabilities and their historical basis as permanent differences for deferred income tax calculation purposes.

p.   Minimum Presumed Income Tax (MPIT)

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

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3.         Significant accounting policies (continued)

q.   Advances from customers

Advances from customers represent payments received in advance in connection with the sale and lease of certain properties and have been valued at the amount collected.

r.   Provisions for allowances and contingencies

The Company provides for losses relating to accounts and mortgage receivables. The Company accrues losses when they are probable of occurring and estimable. When applicable the Company measures impairment on an individual basis, generally for larger balances of non-homogeneous receivables. When individually assessed, losses are accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. When applicable, an asset-specific allowance is established when the discounted cash flows, collateral value (less disposal costs), or observable market price of the impaired loan is lower than its carrying value. This allowance considers the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral.

The Company collectively evaluates for impairment of smaller-balance homogeneous loans, including residential mortgage loans. For purposes of a collective evaluation of impairment, mortgage receivables and consumer financing loans are grouped on the basis of similar risk characteristics, taking into account asset type, collateral type, past-due status and other relevant factors. The Company applies allowance factors, which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, the Company considers the following: (i) delinquencies and overall risk ratings, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers’ management, (vi) national and local economic trends, (vii) concentrations of credit by individual credit size and by class of loans, (viii) quality of loan review system, and (ix) the effect of external factors (e.g., competition and regulatory requirements).

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

At the date of issuance of these Consolidated Financial Statements, the Company´s management understands that there are no elements to foresee other potential contingencies having a negative impact on these Consolidated Financial Statements.

s.    Advertising expenses

The Company generally expenses advertising and promotion costs as incurred.

Advertising and promotion expenses were Ps. 12,476, Ps. 27,769 and Ps. 23,531 for the years ended June 30, 2011, 2010 and 2009, respectively.

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

Under Argentine GAAP, the impairment loss is recorded in the consolidated statement of income against a liability account. This liability account is a contra account to fixed assets, undeveloped parcels of land or inventories, which means that it is presented on the balance sheet as a direct reduction from the book value of these assets to arrive

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3.         Significant accounting policies (continued)

t.    Impairment of long-lived assets (continued)

at the carrying value at any particular point in time. The liability account is depreciated over the useful life of the related asset decreasing depreciation expense each period. Under Argentine GAAP, a previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the value in use or its net realizable value, whichever is greater. In that event, the new carrying amount of the asset should be the lower of its value in use or its net realizable value, whichever is greater, or the net carrying amount the asset would have had if no impairment had been recognized. Both the impairment charge and the impairment reversal are recognized in earnings in the period in which they are incurred.

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

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized for the year with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

3.         Significant accounting policies (continued)

y.   Earnings per share (continued)

common shares had been issued.  Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. For the fiscal year ended June 30, 2011 and 2010 the Company did not have convertible debt and warrants outstanding. The Company considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

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

a.a.     Foreign currency assets and liabilities

Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounting records of the Company in Argentine Pesos at the exchange rate prevailing at the time of the transaction. Monetary assets and liabilities in foreign currencies at year-end are then translated into Argentine Pesos at closing exchange rates. Assets, liabilities, income and expenses in foreign currencies generate transaction gains and losses, which are recorded within “Financial results, net” in the Statement of Operations.

4.      Details of balance sheet accounts

a.    Cash and banks:

	As of June 30,
	2011		2010

Bank accounts (Note 26.e.)	Ps.	166,402	Ps.	60,500
Cash on hand (Note 26.e.)		1,768		4,883
Checks to be deposited (Note 26.e.)		- -		5,792
	Ps.	168,170	Ps.	71,175

b.    Investments:

	As of June 30,
	2011		2010
Current
Mutual funds (Note 26.e.)	Ps.	204,167	Ps.	134,167
Retained interests in securitized receivables (i)		- -		124,671
Shares of public companies (Note 26.e.)		2,912		4,075
TDFs (i)		- -		2,846
Mortgage bonds issued by BHSA. (Note 11)		477		784
Allowance for impairment of CPs (Note 26.c.) (i)		- -		(7,423)
Interest receivable Non-Convertible Notes Cresud S.A.C.I.F. y A. (Notes 11 and 26.e.)		2,615		- -
Other investments (Note 26.e.)		12		48
	Ps.	210,183	Ps.	259,168

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4.      Details of balance sheet accounts (continued)

b.         Investments (continued):

	As of June 30,
	2011		2010
Non-Current
Equity investments:
Banco Hipotecario S.A (ii) (Notes 2.g.A.10, 2.g.B.12 and 2.g.C.1.)	Ps.	917,690	Ps.	809,072
Hersha Hospitality Trust (Notes 2.g B.1. and 26.e.)		277,248		204,553
Manibil		27,681		27,238
Advance payments for the acquisition of shares (Note 2.g.A.3, 2.g.A.6, 2.g.B.4, 2.g.B.7 and 26.e)		1,797		23,735
Banco de Crédito y Securitización S.A. (Note 2.g.A.6)		6,117		5,996
New Lipstick LLC (Note 2.g.A.13)		115,946		- -
Rigby 183 LLC (Note 2.g.A.1)		91,128		- -
Tarshop S.A. (Note 2.g.B.7)		49,459		- -
TGLT S.A. (Note 2.g.A.8)		56,381		- -
Non-convertible Notes Cresud S.A.C.I.F. y A. (Notes 11 and 26.e.)		7,706		- -
Other investments		501		144
Retained interests in securitization programs:
Retained interests in securitized receivables (i)		- -		18,458
Allowance for impairment of CPs (i)		- -		(1,165)

Undeveloped parcels of land (iii):
Santa María del Plata		158,742		140,584
Puerto Retiro (Note 13 (i))		54,370		54,600
Beruti plot of land (Note 2.g.A.7(i))		- -		52,934
Caballito plot of land (iv) (Note 2.g.A.7(ii))		45,814		36,745
Patio Olmos		33,475		32,949
Rosario plot of land (Note 2.g.B.10)		- -		11,166
Zetol and Vista al Muelle plot of land (Note 2.g.C.2 and Note 13 (iii))		53,861		22,640
Air space Coto (Note 2.g.C.4)		16,110		13,188
Air space Soleil Factory (Note 2.g.A.11)		6,676		- -
Canteras Natal Crespo (Note 23)		5,779		5,705
Pilar		3,408		3,408
Torres Jardín IV		- -		3,030
Others		16,256		15,825
	Ps.	1,946,145	Ps.	1,480,805

(i)       As of June 30, 2010, as part of its credit card and personal loans securitization programs, Tarshop transfered credit card and personal loans receivables to trusts in exchange for cash and certificates representing undivided interests in such receivables. Trusts debt securities represented debt certificates (TDFs) issued by trusts which were valued at amortized cost. Retained interests in transferred credit card and personal loans receivables represent equity certificates (CPs) issued by trusts which were accounted for under the equity method of accounting.

(ii)       As of June 30, 2011 and 2010, includes Ps. 21,863 and Ps. 25,884, respectively, as goodwill and high and less value. As of June 30, 2011 and 2010 represents 446,515,208 and 420,455,953 shares with a quoted value at closing equivalent to Ps. 2.36 and Ps. 1.44 per share, respectively.

(iii)     Shown net of allowances for impairment losses mentioned in Note 3.t.

(iv)     This asset is restricted in relation to certain tax claims (Note 13 (iii)).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4.      Details of balance sheet accounts (continued)

c.      Accounts receivable, net:

	As of June 30,
	2011		2010
Current
Consumer financing receivables (Note 26.e.)	Ps.	70,248	Ps.
245,538

Leases and services receivables (Note 26.e)		78,762		64,603
Checks to be deposited (Note 26.e.)		95,226		60,695
Debtors under legal proceedings (ii)		48,954		42,117
Pass-through expenses receivables (i)		18,953		19,917
Receivables from the sale of properties (iii) (Note 26 e.)		28,781		17,059
Hotel receivables (Note 26. e.)		9,954		11,186
Related parties (Notes 11 and 26.e.)		8,767		8,033
Receivables with collection agents		4,869		4,532
Less:

Allowance for doubtful accounts (Note 26.c.)		(115,516)		(114,151)
	Ps.	248,998	Ps.	359,529

Non-Current
Consumer financing receivables (Note 26.e.)	Ps.	- -	Ps.	25,824
Receivables from the sale of properties (iii) (Note 26 e.)		13,851		16,551
Leases and services receivables (Note 26 e.)		449		998
Less:
Allowance for doubtful accounts (Note 26.c.)		- -		(1,250)
	Ps.	14,300	Ps.	42,123

(i)         Represents receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.

(ii)       Comprised of Ps. 0.9 million and Ps. 1.1 million related to mortgage receivables and Ps.48.1 million and Ps. 41.0 million related to leases receivables, as of June 30, 2011 and 2010, respectively.

(iii)      Includes fixed-rate mortgage receivables from several borrowers. As of June 30, 2011 and 2010, the amount due from the largest individual borrower were Ps. 14,844 and Ps 26,537, respectively, at a contractual interest rate of 14% (see Note 25.II.s.).

d.         Other receivables and prepaid expenses:

	As of June 30,
	2011		2010
Current
Receivables from the sale of shares (i) (Notes 2.g.A.5, 11 and 26 e.)	Ps.	- -	Ps.	35,772
Metropolitan, put option (Notes 2.g.A.13 and 26 e.)		- -		48,461
Related parties (Notes 11 and 26 e.)		42,270		45,404
Prepaid expenses and services (Note 26 e.)		43,632		36,969
Value Added Tax ("VAT")		42,386		30,929
Gross revenue tax prepayment		6,947		8,151
Receivable for third party services offered in consumer financing stores		- -		4,880
Guarantee deposits re. securitization programs (Note 13)		- -		5,427
Income tax prepayment		2,373		2,680
MPIT		1,824		1,056
Loans granted		644		859
Others (Notes 13 and 26 e.)		15,093		20,303
	Ps.	155,169	Ps.	240,891

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4.      Details of balance sheet accounts (continued)

d.   Other receivables and prepaid expenses (continued):

	As of June 30,
	2011		2010
Non-Current
VAT	Ps.	49,059	Ps.	64,386
MPIT		84,492		62,791
Deferred income tax (Note 15)		30,383		55,876
Related Parties (Note 11)		415		15,010
Others (Notes 13 and 26 e.)		7,592		4,001
Mortgage receivable (ii)		2,208		2,208
Allowance for doubtful mortgage receivable (ii)		(2,208)		(2,208)
Gross revenue tax prepayment		1,067		935
Less:
Present value – other receivables		(11,677)		(15,817)
	Ps.	161,331	Ps.	187,182

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

e.      Inventories:

	As of June 30,
	2011		2010
Current
Horizons (v)	Ps.	209,458	Ps.	208,644
Caballito Nuevo (i)		5,473		25,808
Abril		1,085		1,763
El Encuentro (ii)		4,432		4,938
Rosario plot of land		25,511		8,728
Torres de Rosario under construction (iii)		9,320		3,379
Other inventories		7,381		6,309
	Ps.	262,660	Ps.	259,569

Non-Current

Rights for residential units to be received Caballito (CYRSA) (vi) (Note 11)	Ps.	- -	Ps.	18,970
Caballito Nuevo (i)		- -		6,654
Rights for residential units to be received Beruti (vii) (Note 11)		23,309		- -
Rights for residential units to be received Caballito (TGLT) (viii) (Notes 11 and 2.g.A.7 (ii))		51,999		- -
Torres de Rosario under construction (iii)		4,388		7,644
El Encuentro (ii)		1,486		5,318
Caballito plot of land		- -		6,794
Pereiraola (iv)		8,200		8,200

Other inventories		59		1,508
	Ps.	89,441	Ps.	55,088

(i)     In May 2006, Koad S.A. (“Koad”) and the Company entered into an asset exchange agreement valued at US$ 7.5 million pursuant to which the Company delivered to Koad a parcel in Caballito for the construction of a building complex to be named “Caballito Nuevo.”  As consideration therefore, Koad S.A. made a down payment of US$ 0.05 million and agreed to cancel the US$ 7.4 million balance by delivering 118 apartments and 55 parking spaces. To secure this transaction, Koad raised a US$ 7.5 million mortgage on the parcel that constitutes its subject matter and posted a surety bond for US$ 1.0 million. On October 15, 2010, Koad conveyed to IRSA full title, possession and ownership over the units agreed in the barter deed and the security interests that had been set up in that respect were cancelled.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4.          Details of balance sheet accounts (continued)

e.          Inventories (continued):

Preliminary sales agreements were signed for 80 units to be received. With these units recognized at net realizable value, this transaction generated gain of Ps. 5,790 as of June 30, 2011 and Ps. 4,839 during the fiscal year ended as of

June 30, 2010. As of June 30, 2011 the sale had been perfected upon execution of the deed of conveyance of 95 units and 37 parking spaces for which the respective preliminary sales agreements had been signed.

(ii)            In March 2004, the Company sold (through subsidiaries) a parcel in Benavidez to Desarrolladora El Encuentro S.A. (DEESA) in exchange for (i) US$ 1.0 million in cash and (ii) 110 residential lots in the parcel to be subdivided by DEESA for US$ 3 million.  On December 22, 2009 DEESA delivered the residential lots. In addition preliminary sales agreements have been signed for 16 units. With these units recognized at net realizable value, this transaction generated gain of Ps. 3,732 as of June 30, 2011 and Ps. 1,044 during the fiscal year ended as of June 30, 2010. Title deeds have been drawn for the sale of a further 61 units.

(iii)     See Note 2.g.C.5 and 2.g.B.10

(iv)     See Note 2.g.B.4.

(v)      As of June 30, 2011, the percentage of completion of the “Horizons” project was 96%. Two of the six towers included in the project have already been completed and are currently signing the title deeds. Furthermore, the work in progress on the other towers is in the last stage and delivery and signing of the title deeds is expected in the following months. These inventories correspond to finished units pending deed and towers in the last stage of construction, which have been accounted under the percentage of completion method as mentioned in Note 3.d.

(vi)     In July 2008, the Company and Cyrsa executed and delivered a barter deed for US$ 12.6 million whereby the Company conveyed to Cyrsa a plot of land in the Caballito neighborhood. In turn, Cyrsa agreed to conduct a real estate development in that plot for the construction of homes. As consideration, Cyrsa would pay 25% of the units making up the buildings to be constructed in the plot. To guarantee compliance with its obligations, Cyrsa mortgaged the land for the amount of US$ 12.6 million in favor of the Company.

         On December 17, 2010, the Company and Cyrsa executed an agreement whereby they extinguished the obligations arising from the barter agreement dated June 30, 2008 and the title deed dated July 31, 2008. The Company thus considers that the first mortgage set up to guarantee the obligations taken on by Cyrsa has been cancelled whilst Cyrsa conveys full title over the property bartered, which has been recognized at its original book value.

(vii)    See Note 2.g.A.7 (i).

(viii)    See Note 2.g.A.7 (ii).

f.           Negative goodwill, net:

	As of June 30,
	2011		2010
Goodwill:
Alto Palermo S.A.	Ps.	20,194	Ps.	21,778
Torre BankBoston		5,481		5,690
Museo Renault		2,951		3,113
Conil S.A.		343		506
Fibesa S.A.		- -		342
Soleil Factory		4,978		- -
	Ps.	33,947	Ps.	31,429

Negative goodwill:
Alto Palermo S.A.(Note 2.g.B.4)	Ps.	(358,080)	Ps.	(45,863)
Palermo Invest S.A.		(38,180)		(40,316)
Empalme S.A.I.C.F.A. y G		(6,127)		(8,450)
Mendoza Plaza Shopping S.A.		(2,783)		(5,661)
Emprendimiento Recoleta S.A.		(127)		(262)
Unicity S.A.		(3,601)		- -
Soleil Factory.		(14,349)		- -
	Ps.	(423,247)	Ps.	(100,552)
Negative goodwill, net		(389,300)		(69,123)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4.          Details of balance sheet accounts (continued)

g.   Trade accounts payable:

	As of June 30,
	2011		2010
Current
Suppliers (i)(ii) (Note 26 e.)	Ps.	78,857	Ps.	215,924
Accruals		60,830		71,856
Related parties (Notes 11 and 26 e.)		9,905		25,651
Other (Note 26 e.)		3,557		2,183
	Ps.	153,149	Ps.	315,614
Non-Current
Suppliers	Ps.	47	Ps.	11,210
Related parties (Note 11)		- -		12,158
	Ps.	47	Ps.	23,368

(i)         As of June 30, 2011 and 2010, includes accounts payable to merchants for credit card operations of Ps. 0.6 million and Ps. 125.1  million, respectively.

(ii)       As of June 30, 2011 and 2010, this includes Ps. 36.4 million and Ps. 46.5 million, respectively, balances that reflect the liabilities in kind associated to the acquisition of properties in Vicente López (Note 4. e. (v)).

h.        Advances from customers:

	As of June 30,
	2011		2010
Current
Admission rights	Ps.	60,822	Ps.	51,194
Sale advances (Note 26 e.)		103,517		128,544
Lease and customer advances (Note 26.e.)		68,524		30,364
	Ps.	232,863	Ps.	210,102

Non-Current
Admission rights	Ps.	66,885	Ps.	59,469
Lease and customer advances (Note 26.e.)		27,359		30,901
	Ps.	94,244	Ps.	90,370

i.       Salaries and social security payable:

	As of June 30,
	2011		2010
Provision for vacation and bonuses	Ps.	27,333	Ps.	27,038
Salaries and social security payable		7,657		9,834
Other		802		503
	Ps.	35,792	Ps.	37,375

j.       Short-term and long-term debt:

	As of June 30,
	2011		2010

Short-term debt

Bank loans (i) (Note 26.e.)	Ps.	128,448	Ps.	133,813
Bank overdrafts including accrued interests		420,032		314,120
APSA Non-Convertible Notes 2011 (iii)		- -		69,978
Tarshop’s VCPS including accrued interest		- -		23,019
Seller financings (ii)		47,846		15,920
APSA Non-Convertible Notes 2012 (iii)		28,889		26,695
IRSA Non-Convertible Notes 2017 (Notes 10,11 and 26.e)		20,960		20,009
APSA Non-Convertible Notes 2017 (iii)		4,490		2,917
APSA Convertible Notes 2014 (iv) (Note 11)		3		2,719
IRSA Non-Convertible Notes – 2020 (Note 10 and 26.e.).		30,800		- -
Related parties (Note 11)		2,345		- -
	Ps.	683,813	Ps.	609,190

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

j. Short-term and long-term debt (continued):

Long-term debt
IRSA Non-Convertible Notes 2017 (Notes 10,11 and 26.e)	Ps.	612,419	Ps.	584,694
APSA Non-Convertible Notes 2017 (iii)		432,591		294,286
IRSA Non-Convertible Notes – 2020 (Note 10 and 26.e)		598,116		- -
Bank loans (i) (Note 26.e)		27,585		52,767
APSA Convertible Notes 2014 (iv) (Note 11)		4,640		60,890
APSA Non-Convertible Notes 2012 (iii)		- -		26,455
Seller financing (ii)		81,568		12,436
	Ps.	1,756,919	Ps.	1,031,528

(i)     The outstanding balance as of June 30, 2011 includes the following loans:

(a) Ps. 28,728 as a current balance and Ps. 27,585 as a non-current balance related to debt for purchase of “Edificio República” (See Note 13),

(b) Ps. 50,240 correspond to Banco de la Nación Argentina‘s mortgage loan, due in July 2011 at a nominal fixed rate of 13% per annum.

(c) Ps. 18,984 correspond to Hoteles Argentinos S.A.’s mortgage loan. (See Note 13 (ii)),

(d) Ps. 30,000  as current loan granted by Banco Provincia due in May 2012 at a nominal fixed rate of 14% per annum.

(e) Ps. 496 related to loans granted by different financial institutions.

 (ii)    As of June 30, 2011 the balance mainly includes: (a) Ps. 18,116 as current balance and a Ps. 14,796 as non-current balance to the debt from acquisition of Zetol S.A. (See Note 2.g.C.2 and 13 (v)), (b) Ps. 8,900 as current balance related to the seller financing for purchase of Arcos del Gourmet S.A. (see Note 2. g. B. 6), (c) Ps. 4,714 as current balance and Ps. 35,125 as non-current balance related to the seller financing of Soleil Factory, and (d) Ps. 16,116 as current balance and Ps. 31,647 as non-current balance related to the debt for purchase of Predio San Martín.

(iii)    On May 11, 2007, Alto Palermo S.A. (APSA) issued two new series of Notes for a total amount of US$ 170.0 million. Series I relates to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. Series II relates to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11 and December 11 of each year as from December 11, 2007. As of June 30, 2011 total Series I and Series II Notes repurchased by APSA amount to US$ 10.0 million and US$ 1.44 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of June 30, 2011 the Company holds corporate notes Series II in the nominal amount of Ps. 13.3 million.

These issuances are constituted within the Global Issuance Program of Notes, for a face value of up to US$ 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

The APSA’S Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance  Program of Notes in place up US$ 200 million and for a total amount of US$ 400 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis.

On May 12, 2011, APSA made the last payment of interest and paid off all the principal of Serie III.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

On May 12, 2011, APSA made the last payment of interest and paid off all the principal of Serie IV.

(iv)       On  July 19, 2002, APSA issued an aggregate amount of US$ 50.0 million of Convertible Notes (the "APSA Convertible Notes") in exchange for cash and the settlement of certain liabilities.

The APSA Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of APSA of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of note holders resolved to extend the maturity date of the APSA Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. As of June 30, 2011 holders of convertible notes have exercised their right to convert ordinary shares for a total of US$ 18.3 million. The outstanding balance of the APSA Convertible Notes as of June 30, 2011 amounts to US$ 50,000, net of the CNB underwritten by the

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4.          Details of balance sheet accounts (continued)

Company for Ps.5,861 current and Ps. 130,444 non- current. As of June 30, 2011, the current balance includes a higher value of Ps. 4,569. Accordingly, balances shown reflect amount held by third parties after intercompany eliminations.

k.     Taxes payable:

	As of June 30,
	2011		2010
Current
VAT payable, net (Note 26 e.)	Ps.	21,615	Ps.	17,308
Facilities plan for VAT		- -		13,235
Tax Amnesty Plan for Income Tax		1,759		1,559
MPIT, net		12,054		10,512
Income tax provision, net		57,791		38,213
Tax amnesty plan for gross revenue tax		1,464		485
Gross revenue tax		5,233		3,636
Tax withholdings		6,276		10,177
Provision for tax on shareholders’ personal assets		3,961		4,055
Tax amnesty plan for ABL		486		815
Other		8,414		1,116
	Ps.	119,053	Ps.	101,111

Non-Current
Deferred income tax (Note 15)	Ps.	308,547	Ps.	87,592
Tax amnesty plan for income tax		17,386		19,145
Tax amnesty plan for gross revenue tax		832		1,320
MPIT, net		- -		12
Tax amnesty plan for ABL		1,927		2,372
	Ps.	328,692	Ps.	110,441

l.       Other liabilities:

	As of June 30,
		2011		2010
Current
Payables to National Parks Administration (Note 19)		1,100		2,589
Guarantee deposits (Note 26 e.)		4,128		5,243
Below market leases (Note 3. h)		- -		1,308
Accrual for directors fees (i) (Note 11)		15,612		24,412
Contributed leasehold improvements (ii)		332		462
Related parties (Notes 11 and 26 e.)		35,674		34
Debt with the former minority shareholders of Tarshop (Notes 2. g. B.7.i and 26.e.))		- -		3,529
Advance from the sale of Tarshop’s shares (Notes 2.g.B.7 iii) ,11 and 26.e)		- -		21,070
Other liabilities (Note 26.e)		16,004		- -
Others (Note 26 e.)		6,218		6,691
	Ps.	79,068	Ps.	65,338

Non-Current
Loans with shareholders of related parties (Note 26 e.)	Ps.	252	Ps.	19,989
Contributed leasehold improvements (ii)		9,170		9,502
Guarantee deposits (Note 26 e.)		6,302		4,100
Commitment to provide (Note 2.g.A.13)		- -		5,897
Related parties (Note 11)		20		20
Debt with the former minority shareholders of Tarshop S.A. (Notes 2. g. B. 7.i)		- -		3,322
Hersha option payable (iii) (Note 26 e.)		- -		16,693
Others (Note 26 e)		2,480		2,600
Less:
Present value – other liabilities		(95)		(102)
	Ps.	18,129	Ps.	62,021

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

4. Details of balance sheet accounts (continued)

l.       Other liabilities (continued):

(i)         Disclosed net of advances to directors fees for Ps. 37,544 and Ps. 23,387 as of June 30, 2011 and 2010, respectively.

(ii)       Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. Contributed leasehold improvements are recorded as fixed assets based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the years ended June 30, 2011 and 2010.

(iii)      Debt with REIG’s minority shareholders.

5.         Shareholders' equity

a.   Common stock

As of June 30, 2011, the Company had 578,676,460 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a detail of the activity during the years ended June 30, 2009, 2010 and 2011:

	Common Stock
	Shares issued		Par value		Additional paid-in-capital

Balances as of June 30, 2009	Ps.	578,676,460	Ps.	578,676	Ps.	793,123

Balances as of June 30, 2010	Ps.	578,676,460	Ps.	578,676	Ps.	793,123

Balances as of June 30, 2011	Ps.	578,676,460	Ps.	578,676	Ps.	793,123

b.   Inflation adjustment of common stock

As mentioned in Note 2.c. the Company's consolidated financial statements were prepared on the basis of general price-level accounting which reflected changes in the purchase price of the peso in the historical consolidated financial statements through February 28, 2003. The inflation adjustments related to common stock was appropriated to inflation adjustment reserves that form part of shareholders’ equity.

c.   Restriction on the distribution of profits (legal reserve)

In accordance with the Argentine Commercial Corporations Law and the Company's By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP, plus (less) prior years adjustments, must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.

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

e.      Dividends distribution

The Shareholders’ Meetings held on October 29, 2010 and May 26, 2011, approved, among other issues, the payment of a cash dividend, charged to the balance booked under the account Retained Earnings, corresponding to the fiscal year ended on June 30, 2010, for a total amounts of Ps. 120 million and Ps. 100 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

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

•           Consumer Financing

During the fiscal years ended June 30, 2010 and 2009, APSA, through its subsidiary, Tarshop, and its jointly controlled entity, Metroshop, was engaged in the origination of consumer loans and credit card transactions and securitization of receivables. As part of a plan, APSA sold 80% of Tarshop on September 13, 2010, and acquired the remaining 50% in Metroshop in January 2011. After acquisition of control in Metroshop, APSA sold a significant portion of its receivables portfolio and other assets to Tarshop. Metroshop retained certain receivables and continues as an entity with residual activities. APSA continues in the consumer financing business through its 20% interest in Tarshop where it retained significant influence.

Accordingly, the consumer financing business segment includes the consolidated results of Tarshop for the years ended June 30, 2009 and 2010, and for the period from July 1, 2010 through August 31, 2010. As from September 1, 2010, APSA analyzed the performance of its consumer financing segment through monitoring its results in Tarshop as an equity method investee. Additionally, the consumer financing business segment includes the proportionate consolidated results of Metroshop for the years ended June 30, 2009 and 2010, and for the period from July 1, 2010 through December 31, 2010. As from January 1, 2011, the results of Metroshop were consolidated into the results of the Company. However, these results are residual since a significant portion of Metroshop’s business was sold to Tarshop in January 2011.

•           Hotels

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

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

6.         Segment information (continued)

Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating income. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 3.

As of and for the year ended June 30, 2011

	Development and Sale of Properties		Office and other Non-Shopping Center Rental Properties (a)		Shopping Centers		Hotels		Consumer Financing		Financial Operations and Others		Total
Revenues	Ps	341,074	Ps.	164,618	Ps.	674,779	Ps.	192,883	Ps	68,576	Ps.	- -	Ps.	1,441,930
Costs		(244,764)		(32,559)		(181,473)		(119,471)		(22,488)		- -		(600,755)
Gross profit		96,310		132,059		493,306		73,412		46,088		- -		841,175
Gain from recognition of inventories at net realizable value		45,442		- -		- -		- -		- -		- -		45,442
Selling expenses		(15,396)		(5,283)		(40,229)		(20,923)		(24,873)		- -		(106,704)
Administrative expenses		(41,425)		(43,734)		(67,935)		(40,318)		(6,947)		- -		(200,359)
Net income from retained interest in securitized receivables		- -		- -		- -		- -		4,707		- -		4,707
Gain from operations and holdings of real estate assets, net		128		1,012		- -		- -		- -		- -		1,140
Operating income		85,059		84,054		385,142		12,171		18,975		- -		585,401
Amortization of negative goodwill, net		981		725		15,621		- -		100		- -		17,427
Gain on equity investees		443		- -		41		9,682		9,298		118,956		138,420
Financial results, net		(16,714)		(38,369)		(121,991)		(11,326)		(26,820)		(67,026)		(282,246)
Other income (expenses), net		(1,621)		- -		(2,745)		1,040		9,245		(20,528)		(14,609)
Income before taxes and minority interest		68,148		46,410		276,068		11,567		10,798		31,402		444,393
Income tax and MPIT		(23,852)		(16,244)		(91,959)		(7,046)		5,212		29,365		(104,524)
Minority interest		768		- -		(39,374)		(19,161)		-		2		(57,765)
Net income		45,064		30,166		144,735		(14,640)		16,010		60,769		282,104

Acquisition of fixed assets and intangible assets		- -		85,889		807,786		8,407		721		- -		902,803
Depreciation and amortization (b)		200		24,155		132,027		14,269		902		- -		171,553
Non-current investments in equity investees		84,062		207,074		- -		277,248		49,459		923,807		1,541,650

Operating assets		671,738		1,367,767		2,413,943		202,633		26,198		367,427		5,049,706
Non-operating assets		40,754		44,846		(175,462)		36,913		22,510		1,296,043		1,265,604
Total assets	Ps.	712,492	Ps.	1,412,613	Ps.	2,238,481	Ps.	239,546	Ps.	48,708	Ps.	1,663,470	Ps.	6,315,310

Operating liabilities		24,491		137,990		402,523		39,030		31,112		- -		635,146
Non-operating liabilities		483,151		436,886		1,568,627		198,135		- -		194,724		2,881,523
Total liabilities	Ps.	507,642	Ps.	574,876	Ps.	1,971,150	Ps.	237,165	Ps.	31,112	Ps.	194,724	Ps.	3,516,669

(a)          Includes offices, commercial and residential premises.

(b)          Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

6.         Segment information (continued)

As of and for the year ended June 30, 2010

	Development and Sale of Properties		Office and other Non-Shopping Center Rental Properties (a)		Shopping Centers		Hotels		Consumer Financing		Financial Operations and Others		Total
Revenues	Ps	225,567	Ps.	154,164	Ps.	518,355	Ps.	159,894	Ps	265,346	Ps.	- -	Ps.	1,323,326
Costs		(83,145)		(30,868)		(158,915)		(102,897)		(99,470)		- -		(475,295)
Gross profit		142,422		123,296		359,440		56,997		165,876		- -		848,031
Gain from recognition of inventories at net realizable value		33,831		- -		- -		- -		- -		- -		33,831
Selling expenses		(2,388)		(4,452)		(37,134)		(16,509)		(124,918)		- -		(185,401)
Administrative expenses		(35,079)		(45,679)		(54,335)		(35,074)		(25,124)		- -		(195,291)
Net income from retained interest in securitized receivables		- -		- -		- -		- -		37,470		- -		37,470
Gain from operations and holdings of real estate assets, net		730		361		- -		- -		- -		- -		1,091
Operating income		139,516		73,526		267,971		5,414		53,304		- -		539,731
Amortization of negative goodwill, net		844		863		561		- -		(627)		- -		1,641
Gain on equity investees		1,907		- -		40		5,990		- -		152,479		160,416
Financial results, net		(8,868)		(18,487)		(87,564)		(15,697)		(18,921)		(15,559)		(165,096)
Other income (expenses), net		- -		- -		(1,321)		2,604		(1,984)		(9,610)		(10,311)
Income (loss) before taxes and minority interest		133,399		55,902		179,687		(1,689)		31,772		127,310		526,381
Income tax and MPIT		(45,541)		(15,250)		(68,086)		207		(10,473)		(9,284)		(148,427)
Minority interest		140		-		(48,373)		4,938		(158)		- -		(43,453)
Net income		87,998		40,652		63,228		3,456		21,141		118,026		334,501

Acquisition of fixed assets and intangible assets		- -		102,040		56,998		3,727		1,696		- -		164,461
Depreciation and amortization (b)		343		24,535		111,736		16,138		7,994		- -		160,746
Non-current investments in equity investees		27,238		- -		- -		204,553		- -		815,068		1,046,859

Operating assets		582,204		991,750		1,780,777		210,675		277,486		204,553		4,047,445
Non-operating assets		75,444		97,002		153,540		37,576		49,785		1,172,649		1,585,996
Total assets	Ps.	657,648	Ps.	1,088,752	Ps.	1,934,317	Ps.	248,251	Ps.	327,271	Ps.	1,377,202	Ps.	5,633,441

Operating liabilities		36,863		173,187		355,185		38,451		174,254		- -		777,940
Non-operating liabilities		331,373		301,564		802,927		178,211		122,714		152,559		1,889,348
Total liabilities	Ps.	368,236	Ps.	474,751	Ps.	1,158,112	Ps.	216,662	Ps.	296,968	Ps.	152,559	Ps.	2,667,288

(a)     Includes offices, commercial and residential premises.

(b)    Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

6.         Segment information (continued)

As of and for the year ended June 30, 2009:

	Development and Sale of Properties		Office and other Non-Shopping Center Rental Properties (a)		Shopping Centers		Hotels		Consumer Financing		Financial Operations and Others		Total
Revenues	Ps	280,362	Ps.	147,749	Ps.	396,733	Ps.	158,913	Ps	236,827	Ps.	- -	Ps.	1,220,584
Costs		(148,318)		(29,330)		(109,275)		(98,889)		(122,694)		- -		(508,506)
Gross profit		132,044		118,419		287,458		60,024		114,133		- -		712,078
Gain from recognition of inventories at net realizable value		12,056		- -		- -		- -		- -		- -		12,056
Selling expenses		(2,115)		(11,460)		(29,308)		(16,546)		(176,772)		- -		(236,201)
Administrative expenses		(20,867)		(31,547)		(43,247)		(34,888)		(16,780)		- -		(147,329)
Net loss from retained interest in securitized receivables		- -		- -		- -		- -		(46,012)		- -		(46,012)
Gain from operations and holdings of real estate assets, net		51		1,073		- -		- -		- -		- -		1,124
Operating income (loss)		121,169		76,485		214,903		8,590		(125,431)		- -		295,716
Amortization of negative goodwill, net		455		1,100		47		- -		- -		- -		1,602
Gain on equity investees		1,974		- -		40		- -		- -		(1) 59,528		61,542
Financial results, net		(6,222)		(14,202)		(92,602)		(16,083)		(1,827)		(5,445)		(136,381)
Other income (expenses), net		- -		- -		3,882		127		(606)		(12,258)		(8,855)
Income (loss) before taxes and minority interest		117,376		63,383		126,270		(7,366)		(127,864)		41,825		213,624
Income tax and MPIT		(41,149)		(16,542)		(53,258)		3,233		37,484		(10,102)		(80,334)
Minority interest		61		-		(22,104)		5,565		41,823		- -		25,345
Net (loss) income		76,288		46,841		50,908		1,432		(48,557)		31,723		158,635

Acquisition of fixed assets, net and intangible assets, net		10,060		15,947		252,646		2,204		3,439		- -		284,296
Depreciation and amortization (b)		782		23,962		88,063		18,001		5,584		- -		136,392
Non-current investments in equity investees		25,332		- -		- -		- -		- -		544,191		569,523

Operating assets		467,808		940,280		1,831,428		219,158		153,892		- -		3,612,566
Non-operating assets		40,020		74,633		189,244		27,231		20,973		971,320		1,323,421
Total assets	Ps.	507,828	Ps.	1,014,913	Ps.	2,020,672	Ps.	246,389	Ps.	174,865	Ps.	971,320	Ps.	4,935,987

Operating liabilities		25,379		122,869		413,381		31,236		136,853		- -		729,718
Non-operating liabilities		303,808		304,426		672,794		174,765		106,761		83,672		1,646,226
Total liabilities	Ps.	329,187	Ps.	427,295	Ps.	1,086,175	Ps.	206,001	Ps.	243,614	Ps.	83,672	Ps.	2,375,944

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

7.         Gain from operations and holdings of real estate assets, net:

	Year ended June 30,
	2011		2010			2009
Gain from operations and holdings of real estate assets, net	Ps.	1,140	Ps.	1,091	Ps.	1,124
	Ps.	1,140	Ps.	1,091	Ps.	1,124

8.         Financial results, net:

	Year ended June 30,
	2011		2010		2009
Financial results generated by assets:
Interest income	Ps.	16,630	Ps.	16,484	Ps.	15,693
Interest on discounting assets	3,370		3,720		(13,780)
Subtotal interest income	20,000		20,204		1,913
Foreign exchange gain	23,340		6,774		50,628
Subtotal Foreign exchange gain exchange gain	23,340		6,774		50,628
Gain (loss) on financial operations	(5,293)		8,197		27,173
Gain on derivative financial instruments	2,395		--		--
Subtotal other holding gain (loss)	(2,898)		8,197		27,173
Total financial results generated by assets	40,442		35,175		79,714

Financial results generated by liabilities:
Interest expense	(230,724)		(146,078)		(121,100)
Interest on discounting liabilities	(87)		(324)		141
Subtotal interest expense	(230,811)		(146,402)		(120,959)
Foreign exchange (loss) gain	(82,855)		(49,392)		(208,391)
Subtotal Foreign exchange loss	(82,855)		(49,392)		(208,391)
Gain on repurchase of debt	- -		- -		105,850
(Loss) gain on derivative financial instruments	- -		(2,582)		9,436
Others	(9,022)		(1,895)		(2,031)
Subtotal other financial (expenses) income, net	(9,022)		(4,477)		113,255
Total financial results generated by liabilities	(322,688)		(200,271)		(216,095)
Total financial results, net	Ps.	(282,246)	Ps.	(165,096)	Ps.	(136,381)

9.         Other expenses, net:

	Year ended June 30,
		2011		2010		2009

Other income:
Recovery of allowance	Ps.	340	Ps.	1,151	Ps.	847
Sale of client base and assignment of portfolio		9,442		- -		- -
Other		979		385		333
	Ps.	10,761	Ps.	1,536	Ps.	1,180

Other expenses:
Donations		(7,020)		(5,592)		(1,854)
Tax on Shareholders’ personal assets		(4,278)		(4,323)		(3,706)
Provision for contingencies (i)		(3,032)		(742)		460
Unrecoverable VAT		(3,347)		(514)		(4,267)
Expense Prior Capitalized Items(ii)		(6,607)		- -		- -
Others		(1,086)		(676)		(668)
		(25,370)		(11,847)		(10,035)
Other expenses, net	Ps.	(14,609)	Ps.	(10,311)	Ps.	(8,855)

(i)       As of June 30, 2011, includes Ps. 558 corresponding to provisions.

(ii)     Relates mainly to “Caballito” and “Abasto” projects, which were abandoned by the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

10.       Issuance of IRSA Notes

In February 2007, the Company issued non-convertible Notes (“IRSA Non-Convertible Note 2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non -Convertible Notes in a nominal value of up to US$ 200 authorized by the National Securities Commission. Non-Convertible Notes 2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The principal will be fully paid on maturity. Non-Convertible Notes 2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the Board of Directors approved the extension of the maximum nominal value of the program by an additional US$ 200 million, reaching a total amount of US$ 400 million as approved by the Company’s General Shareholders’ Meeting held on October 29, 2009.

Within this framework, on July 20, 2010, the Company issued Non-convertible Notes for a nominal value of US$ 150 million (“Class 2 Notes”) maturing on July 20, 2020. The issuance price was 97.838% of the par value and they accrue interest at a nominal interest rate of 11.5% per annum, to be paid semi annually on January 20 and June 20 each year, starting on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.

On November 2, 2010, the Company’s General Shareholders’ Meeting approved a new expansion of the Program in force for up to a further US$ 50 million bringing it to US$ 450 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

11.      Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

Related parties	Investments - current	Investments – non current	Account receivables – current	Other receivables and prepaid expenses – current	Other receivables and prepaid expenses – non current	Inventories Rights for residential units to be received Caballito and Beruti – non current	Trade accounts payable – current	Short-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (3)	- -	- -	61	6	415	- -	- -	- -	- -	- -	482
Banco Hipotecario S.A. (1)	477	- -	225	- -	- -	- -	(252)	- -	- -	- -	450
Cactus Argentina S.A. (2)	- -	- -	28	- -	- -	- -	(3)	- -	- -	- -	25
Canteras Natal Crespo S.A. (3)	- -	- -	403	41	- -	- -	- -	- -	- -	- -	444
Consorcio Libertador (7)	- -	- -	140	16	- -	- -	(65)	- -	(4)	- -	87
Consorcio Torre Boston (7)	- -	- -	1,076	344	- -	- -	(836)	- -	- -	- -	584
Consultores Assets Management S.A. (8)	- -	- -	997	29	- -	- -	(10)	- -	- -	- -	1,016
Cresud S.A.C.I.F. y A. (4)	2,615	7,706	19	19,112	- -	- -	(71)	- -	(15,778)	- -	13,603
Cyrsa S.A. (3)	- -	- -	1,750	11	- -	- -	(1,725)	- -	- -	- -	36
Directors	- -	- -	2	155	- -	- -	- -	- -	(15,612)	(20)	(15,475)
Elsztain Managing Partners Ltd (6)	- -	- -	- -	- -	- -	- -	- -	- -	(53)	- -	(53)
Elsztain Realty Partner Master Fund I (6)	- -	- -	- -	48	- -	- -	- -	- -	(584)	- -	(536)
Elsztain Realty Partner Master Fund II (6)	- -	- -	- -	31	- -	- -	- -	- -	(275)	- -	(244)
Elsztain Realty Partner Master Fund III (6)	- -	- -	- -	77	- -	- -	- -	- -	- -	- -	77
Estudio Zang, Bergel y Viñes (9)	- -	- -	- -	9	- -	- -	(1,241)	- -	- -	- -	(1,232)
Fundación IRSA (10)	- -	- -	33	1	- -	- -	(1)	- -	- -	- -	33
Futuros y Opciones.com S.A. (2)	- -	- -	16	- -	- -	- -	(8)	- -	- -	- -	8
Hersha Hospitality Trust (11)	- -	- -	- -	2,690	- -	- -	- -	- -	- -	- -	2,690
Irsa Developments LP (1)	- -	- -	- -	7	- -	- -	- -	- -	(4)	- -	3
Real Estate Strategies LP (1)	- -	- -	- -	64	- -	- -	- -	- -	(8)	- -	56
Lipstick Management LLC (1)	- -	- -	- -	448	- -	- -	- -	- -	- -	- -	448
Museo de los Niños (10)	- -	- -	1,781	- -	- -	- -	(9)	- -	- -	- -	1,772
New Lipstick LLC (1)	- -	- -	- -	960	- -	- -	- -	- -	(622)	- -	338
Personnel loans	- -	- -	61	2,522	- -	- -	(146)	- -	(1,000)	- -	1,437
Puerto Retiro S.A. (3)	- -	- -	58	63	- -	- -	(5)	- -	- -	- -	116
Quality Invest S.A. (3)	- -	- -	799	241	- -	- -	- -	- -	(16)	- -	1,024
Tarshop S.A. (1)	- -	- -	660	13,715	- -	- -	(5,533)	- -	(17,330)	- -	(8,488)
TGLT S.A. (11)	- -	- -	658	1,680	- -	75,308	- -	(2,345)	- -	- -	75,301
Totals as of June 30, 2011	3,092	7,706	8,767	42,270	415	75,308	(9,905)	(2,345)	(51,286)	(20)	74,002

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

11.            Balances and transactions with related parties (continued)

Related parties	Investments current	Account receivables – current	Inventories Rights for residential units to be received of Caballito – non current	Other receivables and prepaid expenses - current	Other receivables and prepaid expenses – non current	Trade accounts payable – current	Trade accounts payable – non current	Short-term debt	Long-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (3)	- -	- -	- -	1	323	- -	- -	- -	- -	- -	- -	324
Banco Hipotecario S.A. (1)	784	354	- -	- -	- -	(159)	- -	- -	- -	(21,070)	- -	(20,091)
Cactus Argentina S.A. (2)	- -	18	- -	- -	- -	(3)	- -	- -	- -	- -	- -	15
Canteras Natal Crespo S.A. (3)	- -	318	- -	50	- -	- -	- -	- -	- -	- -	- -	368
Consorcio Dock del Plata (7)	- -	883	- -	2	- -	(10)	- -	- -	- -	(3)	- -	872
Consorcio Libertador (7)	- -	- -	- -	20	- -	(66)	- -	- -	- -	(4)	- -	(50)
Consorcio Torre Boston (7)	- -	595	- -	205	- -	- -	- -	- -	- -	- -	- -	800
Consultores Assets Management S.A. (8)	- -	817	- -	29	- -	(7)	- -	- -	- -	- -	- -	839
Cresud S.A.C.I.F. y A. (4)	- -	2,111	- -	40,450	- -	(23,667)	- -	(4,831)	(91,829)	- -	- -	(77,766)
Cyrsa S.A. (3)	- -	1,658	18,970	8	- -	(983)	- -	- -	- -	- -	- -	19,653
Directors	- -	2	- -	169	- -	(36)	- -	- -	- -	(24,412)	(20)	(24,297)
Elsztain Managing Partners Ltd (6)	- -	- -	- -	- -	- -	- -	- -	- -	- -	(27)	- -	(27)
Estudio Zang, Bergel y Viñes (9)	- -	- -	- -	22	- -	(576)	- -	- -	- -	- -	- -	(554)
Fundación IRSA (10)	- -	41	- -	5	- -	- -	- -	- -	- -	- -	- -	46
Futuros y Opciones.com S.A. (2)	- -	7	- -	- -	- -	(6)	- -	- -	- -	- -	- -	1
Hersha Hospitality Trust (11)	- -	- -	- -	2,087	- -	- -	- -	- -	- -	- -	- -	2,087
Metroshop S.A. (1)	- -	- -	- -	- -	14,687	- -	(12,158)	- -	- -	- -	- -	2,529
Museo de los Niños (10)	- -	1,111	- -	- -	- -	(5)	- -	- -	- -	- -	- -	1,106
Parque Arauco S.A.(5)	- -	- -	- -	- -	- -	-	- -	(2,716)	(60,822)	- -	- -	(63,538)
Personnel loans	- -	59	- -	2,325	- -	(128)	- -	- -	- -	- -	- -	2,256
Puerto Retiro S.A. (3)	- -	59	- -	31	- -	(5)	- -	- -	- -	- -	- -	85
Totals as of June 30, 2010	784	8,033	18,970	45,404	15,010	(25,651)	(12,158)	(7,547)	(152,651)	(45,516)	(20)	(155,342)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

11.        Balances and transactions with related parties (continued)

Related parties	Sale and fees for services	Lease income	Interest and exchange differences	Other expenses, net	Fees	Share services – payroll	Donations	Totals
Canteras Natal Crespo S.A. (3)	48	- -	4	- -	- -	- -	- -	52
Consorcio Libertador S.A. (7)	123	12	- -	- -	- -	- -	- -	135
Consorcio Dock del Plata S.A. (7)	78	- -	- -	- -	- -	- -	- -	78
Consultores Assets Management S.A. (8)	- -	99	- -	- -	- -	- -	- -	99
Cresud S.A.C.I.F. y A. (4)	- -	705	(3,562)	- -	- -	(57,525)	- -	(60,382)
Cyrsa S.A. (3)	- -	8	- -	- -	- -	- -	- -	8
Directors	- -	- -	(4)	- -	(52,862)	- -	- -	(52,866)
Estudio Zang, Bergel y Viñes (9)	- -	- -	- -	- -	(6,044)	- -	- -	(6,044)
Fundación IRSA (10)	- -	- -	- -	- -	- -	- -	(3,134)	(3,134)
Inversiones Financieras del Sur S.A. (12)	- -	- -	516	- -	- -	- -	- -	516
Tarshop S.A. (1)	184	3,954	80	12,596	- -	- -	- -	16,814
Parque Arauco S.A. (5)	- -	- -	(315)	- -	- -	- -	- -	(315)
Personnel loans	- -	- -	209	- -	- -	- -	- -	209
Totals as of June 30, 2011	433	4,778	(3,072)	12,596	(58,906)	(57,525)	(3,134)	(104,830)

Related parties	Sale and fees for services	Lease income	Interest and exchange differences	Fees	Share services – payroll	Donations	Tax on Shareholders personal assets	Totals
Shareholders	- -	- -	- -	- -	- -	- -	(204)	(204)
Canteras Natal Crespo S.A. (3)	48	- -	100	- -	- -	- -	- -	148
Consorcio Torre Boston (7)	54	- -	- -	- -	- -	- -	- -	54
Consorcio Libertador S.A. (7)	123	11	- -	- -	- -	- -	- -	134
Consorcio Dock del Plata S.A. (7)	195	- -	- -	- -	- -	- -	- -	195
Cresud S.A.C.I.F. y A. (4)	- -	957	(13,524)	- -	(27,806)	- -	- -	(40,373)
Cyrsa S.A. (3)	146	48	- -	- -	- -	- -	- -	194
Directors	- -	- -	(9)	(50,198)	- -	- -	- -	(50,207)
Estudio Zang, Bergel y Viñes (9)	- -	97	- -	(4,223)	- -	- -	- -	(4,126)
Fundación IRSA (10)	- -	- -	- -	- -	- -	(423)	- -	(423)
Parque Arauco S.A. (5)	- -	- -	(8,049)	- -	- -	- -	- -	(8,049)
Personnel loans	- -	- -	12	- -	- -	- -	- -	12
Totals as of June 30, 2010	566	1,113	(21,470)	(54,421)	(27,806)	(423)	(204)	(102,645)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

11.        Balances and transactions with related parties (continued)

Related parties	Sale and fees for services	Lease income	Interest and exchange differences	Fees	Share services – payroll	Donations	Tax on Shareholders personal assets	Totals
Shareholders	- -	- -	- -	- -	- -	- -	(492)	(492)
Canteras Natal Crespo S.A (3)	48	- -	83	- -	- -	- -	- -	131
Consorcio Libertador (7)	124	9	- -	- -	-	- -	- -	133
Cresud S.A.C.I.F. y A. (4)	- -	429	(9,297)	- -	184	- -	- -	(8,684)
Cyrsa S.A. (3)	- -	225	- -	- -	- -	- -	- -	225
Directors	- -	- -	(11)	(22,434)	- -	- -	- -	(22,445)
Directors of Banco Hipotecario S.A.	- -	- -	(8)	- -	- -	- -	- -	(8)
Estudio Zang, Bergel y Viñes (9)	- -	- -	- -	(4,117)	- -	- -	- -	(4,117)
Fundación IRSA (10)	- -	- -	- -	- -	- -	3,281	- -	3,281
Parque Arauco S.A. (5)	- -	- -	(17,473)	- -	- -	- -	- -	(17,473)
Totals as of June 30, 2009	172	663	(26,706)	(26,551)	184	3,281	(492)	(49,449)

(1)            Equity investee of  IRSA and Subsidiaries.

(2)            Equity investee of Cresud S.A.C.I.F y A, The Company´s controlling shareholder.

(3)            Venturer of IRSA.

(4)            Controlling shareholder of the Company.

(5)            Former minority Shareholder of APSA, subsidiary of the Company.

(6)            Company whose shareholder is a shareholder of IRSA.

(7)            Property Manager of one of our buildings.

(8)            Consulting company whose majority shareholder is shareholder and director of IRSA.

(9)            Law firm whose partners are directors of IRSA.

(10)         Not for profit organization whose president is a shareholder and director of IRSA.

(11)         Cost Investment.

(12)         Shareholder of Cresud S.A.C.I.F  y A, the Company’s controlling shareholder.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

12.        Additional information on assets and liabilities

             The breakdown of main assets and liabilities as of June 30, 2011 is as follows:

	To mature in 3 months		To mature between 4 and 6 months		To mature between 7 and 9 months		To mature between10 and 12 months		To mature in greater than 1 year		Past due		No fixed term				Total
													Current		Non-Current
Assets
Investments (1)	Ps.	203,408	Ps.	654	Ps.	654	Ps.	654	Ps.	7,706	Ps.	- -	Ps.	4,801	Ps.	- -	Ps.	217,877
Accounts receivable, net		124,298		27,282		23,287		7,173		14,300		65,697		1,261		- -		263,298
Other receivables and prepaid expenses		42,503		76,219		11,811		11,578		71,685		244		12,814		89,646		316,500
	Ps.	370,209	Ps.	104,155	Ps.	35,752	Ps.	19,405	Ps.	93,691	Ps.	65,941	Ps.	18,876	Ps.	89,646	Ps.	797,675
Liabilities
Trade accounts payable	Ps.	94,404	Ps.	43,217	Ps.	4,480	Ps.	6,001	Ps.	47	Ps.	2,160	Ps.	2,887	Ps.	- -	Ps.	153,196
Advances from customers		101,773		87,557		23,092		16,556		94,244		49		3,836		- -		327,107
Short and long term debt		533,087		38,483		16,958		95,285		1,756,919		- -		- -		- -		2,440,732
Other liabilities		122,583		87,957		6,939		10,988		44,269		429		7,036		315,433		595,634
	Ps.	851,847	Ps.	257,214	Ps.	51,469	Ps.	128,830	Ps.	1,895,479	Ps.	2,638	Ps.	13,759	Ps.	315,433	Ps.	3,516,669

	Accruing interest at a fixed rate				Accruing interest at a variable rate				Not accruing interest
	Current		Non-Current		Current		Non-Current		Current		Non-Current		Total
Assets
Investments (1)	Ps.	10,275	Ps.	- -	Ps.	176,349	Ps.	7,706	Ps.	23,547	Ps.	- -	Ps.	217,877
Accounts receivable, net		31,112		13,737		761		- -		217,125		563		263,298
Other receivables and prepaid expenses		50,564		55,852		1,105		- -		103,500		105,479		316,500
	Ps.	91,951	Ps.	69,589	Ps.	178,215	Ps.	7,706	Ps.	344,172	Ps.	106,042	Ps.	797,675
Liabilities
Trade accounts payable	Ps.	381	Ps.	- -	Ps.	- -	Ps.	- -	Ps.	152,768	Ps.	47	Ps.	153,196
Advances from customers		- -		- -		300		1,689		232,563		92,555		327,107
Short and long term debt		194,749		1,781,621		54,574		- -		434,490		(24,702)		2,440,732
Other liabilities		64,207		20,201		6		61,053		171,719		278,448		595,634
	Ps.	259,337	Ps.	1,801,822	Ps.	54,880	Ps.	62,742	Ps.	991,540	Ps.	346,348	Ps.	3,516,669

(1) Does not include equity investments, undeveloped parcels of land nor other investments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

13.       Restricted assets

      In the ordinary course of business, certain assets of the Company have been restricted for various reasons.

      As of June 30, 2011, these restrictions are as follows:

(i)         In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, 50 % of Puerto Retiro S.A., whose sole asset is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition by the Company, Puerto Retiro had acquired the land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not canceled the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. The Company is vigorously defending against this case. Management and legal advisors of the Company estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final. The Company’s investment in Puerto Retiro amounts to Ps. 54.37 million as of June 30, 2011.

(ii)        In March 2005, Credit Suisse First Boston (“CSFB”) acquired a loan for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006, HASA reduced the capital amount payable to US$ 6.0 million. The balance accrued a 6 months LIBOR interest rate plus 7.0% being the last of US$ 5.07 million due in March, 2010.

Jointly, a credit default swap was subscribed by the Company for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, the Company received a coupon on a periodical basis. Additionally, the Company has deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. In connection with this matter, HASA borrowed a new loan from Standard Bank Argentina S.A., for a total amount of Ps. 19.0 million, which accrued interest at a fixed rate, payable on a quarterly basis. The capital maturing on March 15, 2011. On this date, HASA refinanced the mentioned loan agreement, as per the following detail: US$ 0.4 million (capital plus interest) paid on September, 2011 with a new loan to be paid on September 2012; US$ 0.4 million (capital plus interest) to be paid on March 14, 2012 and Ps. 15.8 million, with capital to be paid on March 14, 2012 and interests payable on a quarterly basis.

As a guarantee for this transaction, the Company entered into a put option agreement with Standard Bank Argentina S.A. whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA defaulted the loan.

(iii)      The Company and subsidiaries still has mortgages on the following properties under certain obligations:

Property	Net Book Value as of June 30, 2011
Edificio República	215,535
Caballito plot of land	45,814
Bariloche plot of land	21,900
Zetol plot of land	31,721
Suipacha 652 (xiv)	10,484
Vista al Muelle plot of land	22,140
Soleil Factory	68,715
Predio San Martin	69,994

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

13.       Restricted assets (continued)

(iv)      New Lipstick LLC maintains a pledge over Metropolitan 885 Third Avenue Leasehold LLC’s shares.

(v)        To guarantee the compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A. and Vista al Muelle S.A., pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to such agreement as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A.

(vi)       Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares and its amendments, APSA granted to Banco Hipotecario S.A. a security agreement over the Company’s Class I Notes, issued on May 11, 2007, for a face value of Ps. 1.2 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

(vii)    Guarantee deposits re-securitization program account included in other current receivables, the contingency and expenses funds of financial trust as credit protection for investors that as of June 30, 2010 amounted to Ps. 4,749. They were restricted availability credits until settlement in accordance with the respective prospectus.

(viii)   As of June 30, 2011, in other current receivables, APSA has deposits that are restricted due to different court attachments.

(ix)      As regards the case "Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal", Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of June 30, 2011 amounts to Ps. 45,814 (disclosed in the "Non-current investments- Undeveloped parcels of land”).

(x)       Other current investments account included as of June 30, 2010, BONTE 2006 bonds for Ps. 34 related to Tarshop, which were deposited as rental guarantee. See Note 2.g.B.7(iii).

(xi)      As of June 30, 2010, Tarshop S.A. had granted a guarantee over Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping (“CP”) according to the following detail:

-     To Standard Bank Argentina S.A., CP related to Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX (loan for Ps. 15,371).

-     To Banco Itaú Buen Ayre S.A., CP related to Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL (loan for Ps. 3,724).

-     To Banco Supervielle S.A., CP related to Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII and L (loan for Ps. 7).

-     To Banco Hipotecario S.A., CP related to Fideicomisos Financieros Tarjeta Shopping Series XLVII, XLIX and LVI (loan for Ps. 20,149).

(xii)     As regards the case styled "Case File N° 88,390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A. (APSA)", the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets, net).

(xiii)    As of June 30, 2010, Other Receivables included cash as guarantee for leases granted by Tarshop S.A., related to the stores where its branches operated for an amount of Ps. 217.

(xiv)   The Company carries a mortgage on the property designated as “Suipacha 652”, and a pledge over Cyrsa´s shares, set up to secure its obligation to construct a building and transfer the units to be constructed in the building as price balance for the acquisition of the property located at Libertador 1755.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

14.       Derivative financial instruments

According to the Company’s risk management strategy, the Company may enter into certain derivative transactions to minimize financial costs. The Company did not apply hedge accounting for these transactions.

The Company enters into foreign exchange future contracts. The result generated by hedging operations in the fiscal year ended June 30, 2011and 2010 included a gain of Ps. 2,264 and a loss of Ps. 2,582 related to closed transactions. The result generated by hedging operations in the fiscal year ended June 30, 2009 included a gain of Ps. 9,679 related to closed transactions and a loss of Ps. 243 related to open transactions.

From time to time the Company also may enter into derivative financial instruments for trading purposes. During de fiscal year ended June 30, 2011 and 2010, the Company recognized a Ps. 131 loss and a Ps. 742 gain related to these contracts. During the fiscal year ended June 30, 2009, the Company did not enter into any derivative financial instruments agreement for trading purposes.

15.      Income tax and MPIT

             The Company accounts for income taxes using the deferred tax method where by deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

             Income tax expense for the years ended June 30, 2011, 2010 and 2009 consists of the following:

	2011		2010		2009
Current income and MPIT expense	Ps.	92,459	Ps.	82,432	Ps.	75,693
Deferred income tax expense		12,065		65,995		4,641
Income Tax and MPIT expense	Ps.	104,524	Ps.	148,427	Ps.	80,334

The tax effects of temporary differences that give rise to the Company's deferred tax assets and liabilities as of June 30, 2011 and 2010 are presented below:

	Balances as of beginning of year		Changes for the year		Balances at year-end
Deferred tax assets (liabilities):
Cash equivalents	Ps.	(12)	Ps.	(2,739)	Ps.	(2,751)
Investments		28,204		(20,552)		7,652
Accounts receivable; net		12,352		(8,236)		4,116
Other receivables and prepaid expenses		1,254		12,381		13,635
Inventory		(11,985)		(17,021)		(29,006)
Fixed assets; net		(139,329)		(236,009)		(375,338)
Intangible assets		(8,030)		191		(7,839)
Advances from customers		37,703		6,833		44,536
Short-term and long-term debt		(2,510)		(2,163)		(4,673)
Salaries and social security		1,835		409		2,244
Other liabilities		1,572		(15,533)		(13,961)
Provisions		4,926		(32)		4,894
Tax loss carryforwards (i)		102,724		(13,725)		88,999
Valuation allowance		(60,420)		49,748		(10,672)
Net deferred income tax asset (liability)	Ps.	(31,716)	Ps.	(246,448)	Ps.	(278,164)

(iii)           As of June 30, 2011, the Company and its subsidiaries records accumulated tax loss carryforwards of Ps. 254,282 which expire at various dates through 2016.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

15.     Income tax and MPIT (continued)

Income tax expense for the years ended June 30, 2011, 2010 and 2009 deferred from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended June 30,
		2011		2010		2009
Pretax income	Ps.	444,394	Ps.	526,381	Ps.	213,624
Statutory income tax rate		35%		35%		35%
Income tax expense at statutory tax rate on pretax income		155,538		184,233		74,768
Non-deductible expenses		4,861		3,003		3,271
Gain on equity investees		(43,442)		(56,146)		(21,540)
Change in valuation allowance		(12,029)		42,554		8,031
Tax loss carryforwards (1)		(15,819)		(41,826)		- -
Inflation adjustment		15,763		24,075		25,774
Others, net		(348)		(7,466)		(9,970)
Income and MPIT expense	Ps.	104,524	Ps.	148,427	Ps.	80,334

(1)            During the year ended June 30, 2010, due to a change in tax laws, the Company recognized higher tax loss carryforwards.

Resolution CD 93/2005, issued by the CPCECABA, provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent. As a result, the Company elected to continue treating differences as permanent. Should the inflation adjustment be treated as a temporary difference for deferred income tax purposes, the shareholders’ equity as of June 30, 2011 would have decreased approximately Ps. 134.1 million with a corresponding effect of Ps. 14.0 million loss and Ps. 120.1 million loss in the consolidated statement of income of the year ended June 30, 2011 and retained earnings, respectively.

16.       Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all years presented:

	Year ended June 30,
	2011		2010		2009
Numerator:
Net income available to common shareholders	Ps.	282,104	Ps.	334,501	Ps.	158,635

Denominator:
Weighted-average number of shares outstanding		578,676		578,676		578,676

Basic and diluted EPS:
Basic EPS	Ps.	0.49	Ps.	0.58	Ps.	0.27
Diluted EPS	Ps.	0.49	Ps.	0.58	Ps.	0.27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

17.       Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2011	2010	2009
Cash and banks	168,170	71,175	66,562
Current investments	210,183	259,168	335,234
Total cash and banks and current investments as per balance sheet	378,353	330,343	401,796
Less Items not considered cash and cash equivalents:
- Retained interests in securitized receivables	- -	117,248	126,033
- Mutual funds	60,063	53,988	36,787
- Shares of public companies	2,912	4,075	21,603
- TDFs	- -	2,846	16,490
- Government bonds	- -	- -	14,095
- Other investments	12	48	48
- Mortgage bonds issued by BHSA	477	784	798
- Interest receivable - Cresud S.A.C.I.F y A. non-convertible notes	2,615	- -	- -
Cash and cash equivalents as shown in the consolidated statement of cash flows	312,274	151,354	185,942

18.      Shopping Neuquén project

The main asset of  Shopping Neuquén S.A. (a subsidiary of APSA) is a 50,000 square meter undeveloped parcel of land located in Neuquén, Argentina, where the Company is to developing a commercial project including the construction of a shopping center, a hypermarket and other developments.

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

The Agreement put an end to the law suit of Shopping Neuquén against the City Hall of Neuquén before the High Court of Neuquén, in which the only pending issue was the determination of fees of the attorneys of the City Hall that are in charge of Shopping Neuquén which although they have been stablished, are not yet final. The pending fees has been estimated and recorded in the contingency allowance.

According to the terms of the Agreement, Shopping Neuquén S.A. submitted the corresponding project plans within the required timeframe of 150 days as from approval date due February 17, 2008. The Municipality objected to certain terms of the plans and Shopping Neuquén S.A. requested an extension to the term to submit a revised plan.

On April 15, 2011, Shopping Neuquén S.A. entered into an agreement with Gensar S.A. ("Gensar"), an unrelated third party developer, pursuant to which Gensar acquired the right to purchase one plot of land of the project adjacent to the place where the shopping center is being developed. Gensar committed to construct and operate a hypermarket. The Company transferred possession of the land in April 2011. On September 16, 2011, the public deed for the property of the mentioned lot was granted in favor of Gensar S.A., whose record is pending before the corresponding Real Estate Registry.

19.      Llao Llao Resorts S.A.

The company Llao Llao Holding S.A. (“LLH”), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price (related to the additional consideration for running the hotel called “Hotel Llao Llao”, for wich LLH awarded by the resolution No. 1/91 of the National Parks Administration), in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. In March 2004, after different stages of judicial proceeding LLH paid Ps. 9,156 in cash and EDB. Furthermore, the plaintiff requested

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

19.      Llao Llao Resorts S.A. (continued)

to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy. After various judicial instances, such liquidation was approved.

 In April 2010, LLR paid Ps. 12,297 in cash and bonds, in addition to the Ps. 826 which had already been levied through an attachment. As of November 30, 2011, the plaintiff had not picked up the payment. At the same time, the plaintiff stated that the deposited amounts were in line with the settlement that had taken place on June 30, 2007 and that was eventually approved in the framework of these proceedings on December 5, 2007. As a result, it argued that the interest accrued until actual payment were to be adjusted by application of the Argentine Central Bank’s borrowing interest rate. As estimated by the Argentine Agency of National Parks, the outstanding balance to be deposited by LLR would amount to US$ 659.

In addition, on September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. LLR lodged an appeal against the award for considering the amount excessively high. The auctioneer, in turn, lodged his appeal against the award for considering the amount excessively low. After various judicial instances, the courts rendered a decision favorable to LLR and considered LLR’s debt was settled as it related to the liquidation approved in the record of proceedings. Furthermore, the appeal remedy regarding fees awarded to the auctioneer, which were reduced from Ps.1.8 million to Ps.1.1 million, plus VAT. Based on the information provided by the legal advisors litigating these proceedings, LLR has booked under “Other current liabilities – Payables to National Parks Administration”, the amount of fees described in the above paragraph.

20.      BHSA exposure to public sector

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

On June 16, 2010, the Board of Directors of Banco Hipotecario made a preemptive sale offer of 36.0 million of its treasury shares to its existing shareholders.

On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

On April 13, 2011, Banco Hipotecario´s Special Shareholders Meeting decided to authorize the Board of Directors to sell treasury shares in the open market, reducing to ten days the term established for the exercise of pre-emptive rights, which term is not applicable where the sale of shares does not exceed 1% of the Company's capital stock in any given period of 12 months.

Banco Hipotecario’s treasury shares still in its portfolio amount to 36.6 million and entail an increase in the Company’s ownership interest. As considered for valuation purposes, they have risen from 29.77% to 30.51%.

Dividend Payment

Banco Hipotecario’s General Annual Shareholders Meeting, held on April 13, 2011 approved the payment of dividends for a total amount of Ps. 100 million, equivalent to 6.66667% of the capital stock or Ps. 0.068335 per outstanding share of par value Ps. 1, corresponding to the fiscal year ended on December 31, 2010. The availability of this dividend is liable to BCRA’s approval in accordance with the regulation disclosed by Communication “A” 5072, its amendments and complementary regulations. The BCRA has not yet issued its approval. As per the Company’s holding, it is entitled to Ps. 30.5 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

21.       Compensation plan for executive management

The Company has a defined contribution plan covering its key managers in Argentina. The Plan was effective from January 1, 2006. Employees may begin participation voluntarily on monthly enrolment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, the Company matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Company contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of the Company’s contributions under the following circumstances:

(i) ordinary retirement in accordance with applicable labor regulations;

(ii) total or permanent incapacity or disability;
(iii)death.

In case of resignation or termination without good cause, the manager receives the Company’s contributions only if he or she has participated in the Plan for at least 5 years.

Security charges of the Company amounted Ps. 2,454 and Ps. 2,477 for the fiscal years ended June 30, 2011 and 2010, respectively.

22.       Financing and occupation agreement with NAI Internacional II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1 st, 2009), executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. –  Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping – Villa Cabrera, which are disclosed in Fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October, 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 an amendment to the agreement was established, whose most important resolutions are as follows:

•       The outstanding debt was de-dollarized (Ps. 1 = US$ 1).

•       An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of June 30, 2011, and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances together with other advances not included in this agreement.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

23.       Compulsory expropriation order of the lot owned by Canteras Natal Crespo S.A.

On April 8, 2011, Canteras Natal Crespo S.A. (Canteras), a jointly control subsidiary, and Caminos de las Sierras S.A. (Caminos) subscribed to an agreement by means of which Canteras granted Caminos an occupation permit and the possession over a piece of land of approximately 2 hectare 8,250 square meters (portion), located on provincial road E-55 in the province of Córdoba, so that Caminos performed the works necessary for the toll road, based on the Concession agreement subscribed with the provincial Government.

With the aim of completely and adequately affecting the area to road works to be performed by Caminos, the land will be subject to the Compulsory Expropriation Regime ruled by Provincial Act No. 6,394 and its complementary rulings. The management and fulfillment of all the requirements provided by this Act will be exclusively in charge of Caminos, who shall start the proceedings within ninety (90) days as from the date of subscription of the Agreement.

The appraisal of the piece of land will be in charge of the provincial General Appraisal Council (Council) or the organization and/or entity established to replace it. Caminos has committed to the payment of compensation resulting from the appraisal performed by the Council plus 10% of the amount (compensation). As advance payment, Caminos gave the amount of Ps. 0.8 million. Once the appraisal is performed, Caminos shall pay Canteras the positive difference resulting from the compensation and the advances. The payment term shall be ninety (90) days from the Council’s resolution. Should the compensation be less than the amount advanced by Caminos, the amount already collected by Canteras will automatically be the final value for the piece of land and the existing difference shall be considered as repayment for the damages immediately and directly derived from the expropriation. As of the date these financial statements were issued, Canteras had granted Caminos the possession of the piece of land.

24.       Subsequent events

1.     Beruti plot of land

On July 4, 2011, the Government of the City of Buenos Aires complied with what was required. On July 11, 2011, the hearing judge granted the injunction requested. Such injunction was temporarily granted until the parties produce all of the evidence offered and such evidence as may be requested by the Court at the adequate time.

On July 15, 2011, TGLT S.A. filed a review remedy against the ruling that ordered the injunction, which was granted on the same date.

Moreover, on August 3, 2011, APSA filed an appeal against the first instance ruling that granted the injunction and suspended construction works. Such appeal was lodged with the Court of Appeals, Division II, and has not been decided upon yet. Furthermore, on August 15, 2011, the answer to the complaint in due time and form was acknowledged.

2.     Change of corporate name and corporate purpose of Metroshop S.A.

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. Metroshop will continue providing its services, which have been broadened in scope:

-          Consumer credit marketing and financing.

-          Issuance and marketing of credit cards.

-          Performance of any type of agency and representation.

-          Management of administrative, advertising and commercial activities.

Such amendments were registered with the Public Registry of Commerce on August 29, 2011, under number 17,795.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

24.       Subsequent events (continued)

3.     Acquisition of shares of Nuevo Puerto de Santa Fe S.A.

On August 18, 2011, upon meeting the conditions governing the purchase and sale of shares of Nuevo Puerto de Santa Fe S.A. (NPSF) (see Note 2.g.A.3), the transfer of the shares was perfected. Furthermore, NPSF and Casino Puerto de Santa Fe (CPSF) entered into a sublease agreement which replaces the previous lease agreement originally held by NPSF.

As agreed by the parties, the balance shall be payable in 19 equal, monthly and consecutive installments.

4.     Acquisition of Arcos del Gourmet S.A.´s shares

On September 7, 2011 APSA acquired shares from minority shareholders representing 8.185% of Arcos del Gourmet S.A.’s common stock and votes. The total price amounted to US$ 1.8 million and was fully paid at that date.

Furthermore, the Company and minorities shareholders agreed to modify the variable price of the shares acquired on 2009, representing forty (40%) of Arcos del Gourmet S.A.’s common stock and votes mentioned in Note 2.g. B.6. The new variable price was fixed on 10% of the investment required to develop the project.

5.     Shareholder’s meeting

On October 31, 2011, APSA´s shareholders met and approved the following matters among other things:

i) The ratification of payment of cash dividends in advance of Ps. 130,825, a payment of additional cash dividends of Ps. 117.055, the appropriation of 5% of the net income for the year of Ps. 13,029 to the legal reserve and the remainder of Ps. 330 to the voluntary reserve for general purposes account.

ii) A compensation package to the Board of Directors for Ps. 29,419.

iii) Ratification of the decisions approved by the former Shareholders’ meetings with regard to the implementation of the allocation of up to 1% of APSA’s Shareholders' equity, which amounts to Ps. 9,070, through an incentive program aimed at the Company’s officials.

iv) Modification of the face value of APSA’s outstanding shares.

v) Approval of the creation of a new Global Issuance Program of Notes, non-convertible into shares, secured or non-secured or secured by third parties, and for a maximum outstanding amount of US$ 300 million (or its equivalent in other currencies) at any time.

6.     Creation of “Consumo Centro” private financial trust

On October 7, 2011, Metroshop, as trustor, together with Comafi Fiduciario Financiero S.A., acting as trustee of the “Fideicomiso Financiero Privado Yatasto”, as original holder, created a private financial trust called "Consumo Centro", which was assigned by Metroshop under trust the legal ownership of certain receivables that were not in good standing, including personal loans, credit card receivables and refinanced receivables generated by Metroshop in the ordinary course of business, and which shall issue pass-throughs in favor of the original holder.

The receivables assigned under trust amount to about Ps. 39.3 million.

As from such assignment, Metroshop will assume no liability whatsoever for the creditworthiness or repayment capacity of any of the debtors, or for the success or failure to collect such receivables, or for compliance by debtors of obligations assumed in relation to such receivables.

The price of the assignment in trust amounts to Ps. 1.9 million. Such price less the sums of money received as payment by Metroshop between August 26, 2011, cutoff date, and September 30, 2011, which amount to Ps. 0.15 million, were transferred on October 7, 2011 to a Argentine pesos-denominated checking account held by the Company at Banco Comafi for a total amount of Ps. 1.8 million.

7.       Ordinary and Extraordinary Shareholders’ meeting as of October 31, 2011

The following are some of the resolutions adopted by the shareholders’ meeting:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

24.       Subsequent events (continued)

7.       Ordinary and Extraordinary Shareholders’ meeting as of October 31, 2011 (continued)

•    Payment of a dividend exclusively in cash, for Ps. 211,575.

•    The fees of the Board of Directors for Ps. 23,443.

•    Implementation of the allocation of an amount equal to 1% of the Shareholders’s Equity of the Company, through the long term incentive plan mentioned in Note 24.11, and the delegation of powers into the Board of Directors of the Company for the formation of an special purpose vehicle and to implement such plan, and the power to establish timing, pricing, allocation, amounts, and other, subject to applicable law.

•    Delegation on the Board of Directors of the power to create a Global Issuance Program of simple Corporate Notes, non-convertible into shares, for a maximum outstanding amount of US$ 300 million at any time.

•    Renewal of the delegation on the Board of Directors of the power to create the Program for the issuance of VCP as simple corporate notes, non-convertible into shares, for a maximum outstanding amount of US$ 50 million at any time.

8.     Acquisition of shares of Bitania 26 S.A.

On December 13, 2011, the Company (through a subsidiary) acquired 49% of Bitania 26 S.A.’s common stock, owner company of Hotel “Esplendor Savoy” in the city of Rosario. The total price amounted to Ps. 21,390.

9.     Supertel Hospitality Inc

On November 16,2011, the Company reports that Real Estate Strategies L.P. (“RES L.P.”), an investment vehicle managed and indirectly wholly owned by the Company, has entered into a purchase agreement with Supertel Hospitality Inc. (“Supertel”), subject to Supertel’s shareholders’’ approval and to the investor company satisfaction with certain Supertel’s debt restructuring.

In the case the conditions mentioned above were met, RES L.P. will invest US$20 million in exchange of two million newly issued Preferred Shares, which will also include an option to purchase, up to an additional million preferred shares for a price of US$ 10 per share.

The preferred shares will bear an annual 6.25% preferred dividend; vote with the common stock, subject to certain voting limitations, and subject to ownership limitations, will be convertible into common stock of Supertel at the rate of ten shares for each share of preferred stock for a period of 5 years.

As part of the Agreement, RES L.P. will also receive warrants to purchase 20 million shares of common stock, which may be increased up to 30 million shares pro rata with RES L.P.’s exercise of the option for additional preferred shares. Subject to ownership limitations, these warrants are exercisable at any time with an exercise price of US$ 1.20 per share for a period of 5 years (with forced exercise under certain conditions after 3 years).

The transaction is anticipated to close within 90 days, subject to the fullfilment of the aforementioned precedent conditions in connection to the approval of Supertel shareholders’, and to RES L.P. satisfaction with certain Supertel’s debt restructuring.

10.    Sale of Property Thames

On September 7, 2011, the Company sold to an unrelated party the property located at Thames Street No. 1868 in San Justo, Buenos Aires, for US$ 4.7 million, fully collected as of the date of these financial statements.

11.   Long term incentive program

In September 2011, the Company established a plan pursuant to which eligible employees may voluntarily join the plan by written notice of acceptance. Pursuant to the plan, participants may contribute up to 7.5% of their annual bonus compensation to a separated fund. The Company matches the participant's contribution by a concurrent contribution equal to 10 times the participant's. The Company will acquire treasury shares with both the participant's and its own contributions. These shares will be put in a trust. The abovementioned contributions are solely valid for the first year of the plan. Subsequent terms and conditions will be defined after next year-end.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.          Differences between Argentine GAAP and US GAAP

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

I.          Differences in measurement methods

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

Reconciliation of net income:	Year ended June 30,
	2011		2010		2009

Net income as reported under Argentine GAAP attributable to IRSA	Ps.	282,104	Ps.	334,501	Ps.	158,635
US GAAP adjustments:
- Impact of US GAAP adjustments on equity investees (Note 25.I.(a))		39,210		(26,369)		(96,440)
- Accounting for marketable securities (Note 25.I.(b))		(398)		13,752		19,774
- Depreciation of fixed assets (Note 25.I.(d) and (f))		552		536		782
- Pre-operating and organization expenses (Note 25.I.(e))		1,834		(8,296)		(11,202)
- Purchase accounting, amortization and depreciation expenses (Note 25.I.(g) and (h))		27,207		64,952		(654)
- Securitization accounting (Note 25.I.(i))		- -		(2,280)		7,390
- Present-value accounting (Note 25.I.(j))		(4,037)		(3,461)		13,875
- Reversal of previously recognized impairment losses (Note 25.I.(k))		3,206		3,113		9,577
- Accounting for real estate barter transactions (Note 25.I.(n))		(24,560)		735		12,362
- Reversal of (gain) loss from valuation of inventories at net realizable value (Note 25.I.(o))		2,331		(6,552)		10,371
- Amortization of fees related to Series II of APSA Non Convertible Notes (Note 25.I.(q))		(133)		(97)		70
- Software developed or obtained for internal use (Note 25.I.(r))		7		49		58
- Reversal of capitalized foreign exchange differences (Note 25.I.(s))		(1,657)		(1,984)		(72,674)
- Debtor’s accounting for a modification of APSA convertible debt instruments (Note 25.I.(t))		(483)		(167)		(148)
- Revenue recognition – deferred commissions (Note 25.I.(u.1))		(10,363)		(3,187)		(4,006)
- Revenue recognition – scheduled rent increases (Note 25.I.(u.2))		14,969		17,015		6,860
- Deferred revenues – insurance & fees (Note 25.I.(u.3))		(2,139)		22,925		(3,377)
- Derecognition of Put option (Note 25.I.(v))		48,461		(3,582)		(40,334)
- Disposal of business (Note 25.I.(l))		32,838		- -		- -
- Allowance for loan losses of credit card portfolio of Metroshop (Note 25.I.(m))		(2,088)		- -		- -
- Acquisition of APSA’s non-controlling interest (Note 25.I.(w))		(1,385)		- -		- -
- Deferred income tax (Note 25.I.(x))		(6,859)		21,101		(26,925)
- Non controlling interest (Note 25.I.(y)		1,578		(39,851)		22,653
- Net income under US GAAP attributable to IRSA	Ps.	400,195	Ps.	382,853	Ps.	6,647
- Non controlling interest (Note 25.II. (q))		56,187		83,304		(47,998)
- Net income (loss) under US GAAP	Ps.	456,382	Ps.	466,157	Ps.	(41,351)

Earnings per share under US GAAP attributable to IRSA (Note 25.II.(j)):
Basic net income per common share	Ps.	0.69	Ps.	0.66	Ps.	0.01
Diluted net income per common share	Ps.	0.69	Ps.	0.66	Ps.	0.01

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

Reconciliation of shareholders' equity:	As of June 30,
	2011		2010

Total shareholders' equity under Argentine GAAP attributable to IRSA	Ps.	2,481,815	Ps.	2,403,046
US GAAP adjustments:
- Impact of US GAAP adjustments on equity investees (Note 25.I.(a))		(45,224)		(40,534)
- Accounting for investment in Hersha Hospitality Trust and TGLT (Note 25.I. (c))		151,391		111,444
- Depreciation of fixed assets (Note 25.I.(d))		(7,280)		(7,832)
- Pre-operating and organization expenses (Note 25.I.(e))		(22,034)		(23,868)
- Mortgage payable with no stated interest rate (Note 25.I.(f))		(2,029)		(2,029)
- Differences in basis relating to purchase accounting
Original value (Note 25.I.(g))		127,097		117,848
Purchase accounting - Amortization and depreciation expenses (Note 25.I.(h))		32,581		26,968
- Present-value accounting (Note 25.I.(j))		11,581		15,715
- Reversal of previously recognized impairment losses (Note 25.I.(k))		(99,766)		(102,972)
- Accounting for real estate barter transactions (Note 25.I.(n))		(53,969)		(29,409)
- Reversal of gain from valuation of inventories at net realizable value (Note 25.I.(o))		(16,388)		(18,719)
- Appraisal revaluation of fixed assets (Note 25.I.(p))		(3,953)		(3,953)
- Amortization of fees related to Serie II of APSA Non-Convertible Notes (Note 25.I.q)		49		182
- Software obtained for internal use (Note 25.I.(r))		- -		(7)
- Reversal of capitalized foreign exchange differences (Note 25.I.(s))		(70,961)		(69,304)
- Debtor’s accounting for a modification of APSA convertible debt instruments (Note 25.I.(t))		- -		483
- Revenue recognition – Deferred commissions (Note 25.I.(u.1))		(35,447)		(25,084)
- Revenue recognition – Scheduled rent increases (Note 25.I.(u.2))		51,992		37,023
- Deferred revenues – insurance & fees (Note 25.I.(u.3))		- -		(12,603)
- Derecognition of Put option (Note 25.I.(v))		- -		(48,461)
- Allowance for loan losses of credit card portfolio of Metroshop (Note 25.I.(m))		(2,088)		- -
- Acquisition of additional shares of APSA (Note 25.I.(w))		(208,952)		- -
- Deferred income tax (Note 25.I.(x))		(147,399)		(169,752)
- Non controlling interest on adjustments above		38,710		38,342
Shareholders’ equity under US GAAP attributable to IRSA		2,179,726		2,196,524
- Non controlling interest		332,031		521,374
Shareholders' equity under US GAAP	Ps.	2,511,757	Ps.	2,717,898

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

Description of changes in shareholders’ equity under US GAAP:	Year ended June 30,
	2011				2010
	IRSA		Non-controlling interest	Total	IRSA		Non-controlling interest	Total
- Shareholders’ equity as of the beginning of the year under US GAAP	Ps.	2,196,524	521,374	2,717,898	Ps.	1,588,126	370,060	1,958,186
- Cash dividends	(220,000)		(27,934)	(247,934)	(31,727)		(23,658)	(55,385)
- Other comprehensive income (Note 25.II.(o))	(55,540)		1,208	(54,332)	252,664		654	253,318
- Cumulative adjustments for accounting charges in BHSA (Note 25.I.(a))	49,449		- -	49,449	- -		- -	- -
- Non-controlling shareholders’ contribution	- -		101,799	101,799	- -		80,511	80,511
- Current translation adjustment	16,665		- -	16,665	4,608		- -	4,608
- Acquisition of non-controlling interest in APSA (Note 25.I.(w))	(207,567)		(290,234)	(497,801)	- -		- -	- -
- Acquisition of Tarshop	- -		- -	- -	- -		(1,574)	(1,574)
- Other acquisitions of non-controlling interest (Note 2.g.A.5)	- -		(30,369)	(30,369)	- -		- -	- -
- Non-controlling in Arcos	- -		- -	- -	- -		12,077	12,077
- Net income (loss) under US GAAP	400,195		56,187	456,382	382,853		83,304	466,157
- Shareholders’ equity as of the end of the year	2,179,726		332,031	2,511,757	Ps. 2,196,524		521,374	2,717,898

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(a)    Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As of June 30, 2011, the equity investees of the Company are BHSA, Manibil, New Lipstick LLC, Rigby 183 LLC and Tarshop.

Banco Hipotecario and Banco de Crédito y Securitización

During the years ended June 30, 2011, 2010 and 2009, the Company acquired additional shares in BHSA. These acquisitions were accounted for under the purchase method of accounting under Argentine GAAP. The majority of the assets and liabilities on BHSA's balance sheet are financial assets carried at fair value, or are short-term in nature. The carrying value of these short-term assets approximates fair value. In these acquisitions, the fair value of BHSA's net assets exceeded the purchase price paid. When the fair value of the net assets acquired exceeds the consideration paid, negative goodwill exists under Argentine GAAP. Under Argentine GAAP, non-financial assets were written down against the negative goodwill in these acquisitions. Any remaining negative goodwill was immediately recognized as a gain in the respective periods. Accordingly for the years ended June 30, 2011, 2010 and 2009, the Company recorded gains of Ps. 14.8 million, Ps. 70.4 million and Ps.133.0 million, respectively as a result of these transactions under Argentine GAAP.

US GAAP requires that the difference between the cost of an investment and the amount of underlying equity in net assets of an investee should be accounted for as if the investee were a consolidated subsidiary.  The difference at the date of purchasing the additional shares in BHSA between the cost of the investment and underlying equity in net assets was accounted for according to its nature. The Company applied the provisions of ASC N° 805 “Business Combination” (ASC No. 805), in assigning this difference. Under US GAAP authoritative literature, the concept of a "bargain purchase" (the purchase price was substantially lower than the fair value of the underlying net assets) does not apply to an equity method investment since the investor does not control the underlying assets of the investee and therefore would not be able to realize the gain by selling the underlying assets of the investee to unlock this gain. Accordingly, under US GAAP the reconciling item includes the reversal of the gains of Ps. 14.8 million, Ps. 70.4 million and Ps. 133.0 million for the years ended June 30, 2011, 2010 and 2009, respectively. Under US GAAP these gains are deferred and will be recognized upon consolidation or selling of the shares of BHSA.

Including the impact of the reversal of the gain explained above the US GAAP adjustments on the Company´s equity investees in BHSA related primary to (i) troubled debt restructuring; (ii) loan loss reserves; (iii) loan origination fees and costs; (iv) securitization of mortgaged loans; (vi) impairment of fore-closed assets; and (vii) consolidation of variable interest entities, among others. The US GAAP adjustments also include the effect of the elimination of intercompany results generated in the disposal of business related to Tarshop and Metroshop as mentioned in note 25.I.(l). The impact of US GAAP adjustments related to BHSA were a gain of Ps. 68.7 million, and losses of Ps. 26.4 million and Ps 96.4 million for the years ended June 30, 2011, 2010 and 2009, respectively; net of Ps. (83.5) million, Ps. 188.3 million and Ps. (51.4) million of other comprehensive income adjustments for the years ended June 30, 2011, 2010 and 2009 (See Note 25.II.(o)), and the recognition of cumulative adjustments for accounting charges (related to the consolidation of variable interest entities for the adoption of ASU 2009-01) to shareholders’ equity of Ps. 49.5 million for the year ended June 30, 2011.

Metropolitan – New Lipstick:

As mentioned in Note 2.g.A.13, in July 2008 the Company acquired a 30% interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), and  had recognized a zero value on its investment since acquisition as the share in Metropolitan’s losses exceeded its equity interest.

As also discussed in Note 2.g.A.13, in November 2010, Metropolitan 885 Third Avenue Leasehold LLC (the “Metropolitan Leasehold” and subsidiary of Metropolitan) presented a plan of reorganization (the “Plan”). The Plan was

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(a)    Impact of US GAAP adjustments on equity investees (continued)

approved by the Company’s Members and the corresponding jurisdiction Court  and it became effective on December 30, 2010. The Plan provides for, among other things, the reduction and restructuring of the financial debt and the extinguishment of 100% of the Parent Company, the Holding Company and the Junior Mezz membership interest in the Property Owner and issuance of the membership interest in the reorganized debtor to New Lipstick LLC, a newly formed entity in which the Company changed its member class and holds a 49% interest. In exchange for the 49% interest in New Lipstick LLC, IRSA made a US$ 15.3 million capital contribution, and surrendered its rights for the put option for the 50% of the shareholding initially acquired in Metropolitan, which amounted to approximately US$ 11.3 million as of the date of reorganization. See Note 25 I (v).

Argentine GAAP does not provide specific rules about this type of reorganizations. Under US GAAP, the Company applies the provisions of ASC No. 852 “Reorganizations”. Following ASC No. 852, if the reorganization value of the emerging entity immediately before the date of court approval is less than the total of liabilities, and the holders of existing voting shares immediately before court approval receive less than 50 percent of the voting shares of the emerging entity, fresh start accounting must be applied. The reorganization value of the entity shall be assigned to the entity's assets and liabilities in conformity with the procedures specified in ASC No. 805, “Business Combinations” (“ASC No. 805”) when the entity applies fresh start accounting. Accordingly, Metropolitan has recognized the results of the plan and the deconsolidation of its investment, and New Lipstick LLC has applied fresh start accounting.

However, the results of the reorganization did not impact the results of IRSA under both US GAAP and Argentine GAAP since the Company had recognized a zero value on this investment as the share in Metropolitan’s losses exceeded its equity interest. Under Argentine GAAP, the investment in New Lipstick LLC is also accounted under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The original cost includes the cash contribution and the put option settled as part of the transaction, as described in Note 25.I (v). There are no differences with US GAAP in the recorded cost of the investment. For purposes of the reconciliation, the company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. The US GAAP adjustments on the New Lipstick LLC equity investee related primary to (i) revenue recognition and schedule rent increases of the lessees where the entity is the lessor; (ii) the straight line of the ground lessee where the entity is a lessee; and (iii) acquisition costs. The net US GAAP adjustment on the results of the investment in New Lipstick LLC amounts to a loss of Ps. 35.6 million for the year ended June 30, 2011.

Rigby 183 LLC:

As mentioned in Note 2.g.A1, in December 2010, the Company together with other shareholders (unrelated parties to the Company) formed Rigby 183 LLC (“Rigby 183”), for the purpose of acquiring a real estate property located in New York. At the date of formation, the Company held a 57% interest in Rigby 183. However, on March 31, 2011, the Company sold an 8% interest in Rigby 183 to CAM Communications LP, an unrelated party to the Company. As a result, as from the date of disposal, the Company held a 49% interest in Rigby 183. There is a limited liability agreement signed between the shareholders upon formation of Rigby 183 (the “Agreement”), which requires that certain significant decisions shall be taken with the majority of the voting rights plus the affirmative vote of one of the other shareholders of Rigby 183. These decisions are central to the operation of Rigby 183 and, considering the Agreement, cannot be taken unilaterally by the Company. Therefore, upon formation of Rigby 183, the Company does not have the power to direct or cause the direction of the management and policies of Rigby 183.

Under Argentine GAAP, and considering the Agreement mentioned in previous paragraph, the Company concluded that, as from the date of acquisition, the Company exercised joint control over Rigby 183 through its 57% interest over that Company. As required by Technical Resolution No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions” (“RT No. 21”), under Argentine GAAP, investments in joint ventures where the Company exercises joint control are accounted under the proportionate consolidation method. However, Technical Resolution N° 21 also establishes that the financial statements of companies over which temporary

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(a)    Impact of US GAAP adjustments on equity investees (continued)

control or joint control exists shall not be consolidated or proportionally consolidated. Temporary control or joint control exists when the investor expects to sale or dispose the investment acquired within one year since acquisition. Considering that, since the date of disposition of the 8% interest in Rigby 183, the Company exercised significant influence instead of joint control over this investment; the Company concluded that temporary joint control existed as of the date of formation of Rigby 183. Therefore, under Argentine GAAP, the Company accounted for its investment in Rigby 183 under the equity method of accounting since the date of its formation.

Under US GAAP similar Argentine GAAP, since the Company does not exercise control over its investment in Rigby 183, the equity method of accounting was applied since the date of its formation, in accordance with ASC No. 323, “Investments-Equity Method and Joint Ventures” (“ASC No. 323”).

For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on its equity investee, Rigby 183, which related primary to (i) differences in the accounting for operating leases; and (ii) differences in the accounting for business combinations. The net US GAAP adjustment on the investment in Rigby 183 amounts to a gain of Ps. 3.2 million for the year ended June 30, 2011.

Tarshop:

As discussed in Note 2.g.B.7.(iii), APSA sold an 80% in Tarshop on September 13, 2010, and deconsolidated the subsidiary as of that date. As from September 13, 2010, APSA maintains a 20% interest in Tarshop and accounts for its investment under the equity method of accounting. The US GAAP adjustments on Tarshop related primary to (i) loan loss reserves; (ii) loan origination fees and costs and (iii) consolidation of variable interest entities. The impact of the US GAAP adjustments to the financial statements of Tarshop prepared under Argentine GAAP were a gain of Ps. 2.9 million.

Under Argentine GAAP, the Company recognized the non-controlling investment retained under the equity method at the date control was lost. Under US GAAP APSA recognized the non-controlling investment retained at its fair value at the date control was lost. The US GAAP adjustment on APSA´s equity investee in Tarshop amounted to a loss of Ps. 9.8 million. The net impact to equity of the adjustments described above amount to Ps. 6.9 million as of June 30, 2011.

The remaining 80% interest in Tarshop is held by BHSA, an equity method investee of the Company, as further described above. Accordingly, the US GAAP adjustments on the Company’s equity investment in BHSA include also the portion of the US GAAP adjustments in Tarshop generated by the Company’s equity interest in BHSA.

As a result of the explanations on this note, the US GAAP adjustments on equity investee are summarized below:

	Year ended June 30,
	2011		2010		2009
Equity Investees – Adjustments to net income
- Banco Hipotecario S.A	Ps.	68,692	Ps.	(26,369)	Ps.	(96,440)
- New Lipstick LLC		(35,582)		- -		- -
- Rigby 183 LLC		3,175		- -		- -
- Tarshop SA		2,925		- -		- -
Total net income adjustments to US GAAP		39.210		(26,369)		(96,440)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(a)    Impact of US GAAP adjustments on equity investees (continued)

	Year ended June 30,
	2011		2010
Equity Investees – Adjustments to shareholders’ equity
- Banco Hipotecario S.A.	Ps.	(8,941)	Ps.	(40,534)
- New Lipstick LLC		(35,582)		- -
- Rigby 183 LLC		3,175		- -
- Tarshop SA.		(6,923)		- -
- Others		3,047		- -
Total equity adjustments to US GAAP.		(45,224)		(40.534)

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

Under US GAAP gross unrealized (gain) loss was Ps. (1.3) million, Ps. 13.8 million and Ps. 19.8 million for the years ended June 30, 2011, 2010 and 2009, respectively.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(b)    Accounting for marketable securities (continued)

The cost and estimated fair values of available for sale securities as of June 30, 2011, 2010 and 2009 were as follows:

	Amortized Cost Basis		Fair Value		Gross unrealized Gain		Gross unrealized Loss
June 30, 2009
Mutual funds	Ps.	110,107	Ps.	110,794	Ps.	687	Ps.	--
Dolphin Fund		22,751		30,217		7,466		--
Shares of public companies		20,061		21,603		1,542		--
Mortgage bonds		615		798		183		--
Government bonds		14,129		14,129		--		--
	Ps.	167,663	Ps.	177,541	Ps.	9,878	Ps.	--
June 30, 2010
Mutual funds	Ps.	99,791	Ps.	100,766	Ps.	975	Ps.	--
Dolphin Fund		38,097		33,401		--		(4,696)
Shares of public companies		4,240		4,074		--		(166)
Mortgage bonds		771		783		12		--
Government bonds		49		49		1		--
	Ps.	142,948	Ps.	139,073	Ps.	988	Ps.	(4,862)
June 30, 2011
Mutual funds	Ps.	169,226	Ps.	170,508	Ps.	1,282	Ps.	--
Dolphin Fund		33,401		29,239		--		(4,162)
Mutual funds Cyrsa		4,549		4,580		31		--
Shares of public companies		3,550		2,911		--		(639)
Mortgage bonds	461		477		16		--
Government bonds	16		12		--		(4)
	Ps.	211,203	Ps.	207,727	Ps.	1,329	Ps.	(4,805)

The information and the reconciliation items regarding the investment in Hersha Hospitality Trust and TGLT S.A., an available for sale securities for US GAAP purposes, have been included separately in Note 25.I.(c).

(c)     Accounting for the investments in Hersha Hospitality Trust and TGLT

Hersha Hospitality Trust:

As mentioned in Note 2.g.B.1, the Company held a 12.1% and 10.9% interest in Hersha Hospitality Trust as of June 30, 2011 and 2010, respectively. Under Argentine GAAP, this investment has been valued at cost. Under US GAAP, since the investment in Hersha represents an investment in an equity security with a readily determinable fair value and not held for trading, the investment has been valued at fair value in accordance with ASC No. 320. Gains or losses resulting from changes in fair value are recognized in other comprehensive income in the shareholders ´equity.

The cost and estimated fair values of Hersha Hospitality Trust as of June 30, 2011 and 2010 were as follows:

	Amortized Cost Basis		Fair Value		Gross unrealized Gain
June 30, 2011
Hersha Hospitality Trust	Ps.	216,757	Ps.	355,893	Ps.	139,136
	Ps.	216,757	Ps.	355,893	Ps.	139,136
June 30, 2010
Hersha Hospitality Trust	Ps.	204,553	Ps.	315,997	Ps.	111,444
	Ps.	204,553	Ps.	315,997	Ps.	111,444

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(c)     Accounting for the investments in Hersha Hospitality Trust and TGLT (continued)

TGLT:

As of June 30, 2011, the Company held an 8.86% interest in TGLT. Under Argentine GAAP, the Company accounted for this investment at acquisition cost since it is not held for trading. TGLT is a public company in Argentina whose shares are traded in the Buenos Aires Stock Exchange. Under US GAAP, since the investment in TGLT represents an investment in equity securities with readily determinable fair value and not held for trading, the Company accounted for this investment at fair value in accordance with ASC No. 320. Gains or losses resulting from changes in fair value are recognized in other comprehensive income in the shareholders’ equity.

The cost and estimated fair value of TGLT at June 30, 2011 were as follows:

	Amortized Cost Basis		Fair Value		Gross unrealized Gain
TGLT	Ps.	56,295	Ps.	68,550	Ps.	12,255

(d)    Depreciation of fixed assets

Prior to 2007, certain office and apartment buildings of the Company were being depreciated over a useful life of 50 years under Argentine GAAP. For US GAAP purposes, these buildings were being depreciated over a useful life of 40 years. Accordingly, the US GAAP adjustment reflected higher depreciation charges for US GAAP purposes. As a result of this adjustment, the net book value of these assets for US GAAP purposes differs from the book value for Argentine GAAP purposes. In the year ended June 30, 2007, independent appraisers reassessed the appropriateness of the useful lives of the Company’s office buildings and other properties. As a result of the work, the remaining useful lives of certain of these properties were reduced and no difference exists in the remaining useful life of these assets between Argentine GAAP and US GAAP. However, due to the different cost base of fixed assets for Argentine GAAP and US GAAP purposes, a US GAAP reconciling item for depreciation still exists.

(e)     Pre-operating and organization expenses

Under Argentine GAAP, the Company capitalizes certain costs related to pre-operating activities of the Company’s shopping centers, residential projects and expenses incurred in the organization of subsidiaries. These costs are generally amortized on a straight-line basis over periods ranging from 3 to 5 years commencing upon the opening of the shopping center and/or launching of a project. Under US GAAP, pursuant ASC No. 720-15, “Other expenses-start up costs” (ASC No. 720-15), such costs are charged to income as incurred. The US GAAP adjustments for the years ended June 30, 2011, 2010 and 2009 represents the net effect of (i) expensing such costs as incurred and (ii) the reversal of amortization expenses on costs capitalized under Argentine GAAP and expensed under US GAAP.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(g)    Differences in basis relating to purchase accounting

Effective July 1, 2009, the Company applied the provisions of FASB Statement No. 141R “Business Combinations” (FAS 141R) or ASC No. 805 “Business Combinations” (“ASC No. 805”), for all business combinations for which the acquisition date is on or after the beginning of its fiscal year ended June 30, 2010, i.e. July 1, 2009. For all business combinations for which its acquisition date was prior to July 1, 2009, the Company applied the provisions of FAS 141.

Acquisitions for which their acquisition date was before July 1, 2009

As discussed in Note 3.h., under Argentine GAAP, the Company follows the guidance in RT No. 18 in accounting for business combinations. Under Argentine GAAP, the Company applies the purchase method of accounting and accordingly it allocates the purchase price based on the fair value of net assets acquired. When the sum of the individual fair values of the identifiable tangible and intangible assets exceeds the purchase price paid, negative goodwill exists. Under Argentine GAAP, if after a reassessment is made and negative goodwill continues, any amount of negative goodwill is allocated to reduce the value of intangible assets acquired to zero. Any remaining amount of negative goodwill is amortized under the straight-line method over the respective periods. During the period from July 1, 2005 through June 30, 2009, the Company recognized negative goodwill namely “Empalme”, “Palermo Invest”, “Bouchard 551”, “Dock del Plata” and “Mendoza Plaza Shopping”.

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

In addition, the US GAAP reconciling item includes various adjustments related to purchase accounting differences for certain business combinations which occurred prior to the year ended June 30, 2005 between US GAAP and Argentine GAAP prior to the adoption of revised accounting standards in Argentina. For business combinations, which occurred prior to that date, the application of US GAAP standards to those business combinations resulted in differences between the amounts of goodwill recorded for Argentine GAAP and US GAAP purposes. Following the adoption of pre-codification FAS 142 or ASC No. 350, “Intangible-goodwill and Other” (ASC No. 350), goodwill amortization ceased under US GAAP effective July 1, 2002. Total goodwill under US GAAP as of the date of adoption of ASC No. 350 was Ps. 48.2 million.

The differences between Argentine GAAP and US GAAP described above related to the acquisitions which occurred prior to July 1, 2009 impacted the US GAAP adjustments to net income as described in Note 25.I.(h). and representing the net effect of (i) reversing the amortization expense of negative goodwill recorded under Argentine GAAP; (ii) lower depreciation charges on lower amounts of fixed assets under US GAAP (reduced on a pro rata basis to allocate negative goodwill); (iii) amortization charges for intangible assets recognized under US GAAP (and reduced to zero under Argentine GAAP); and (iv) reversing the amortization of goodwill charged under Argentine GAAP and ceased under US GAAP since June 30, 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(g)    Differences in basis relating to purchase accounting (continued)

Acquisitions for which their acquisition date was after July 1, 2009

Acquisition of Arcos del Gourmet:

As discussed in Note 2.g.B.6., on November 27, 2009, the Company completed the acquisition of an 80% controlling interest in Arcos. Arcos is a company holder of a concession right to exploit the land and attached assets owned by the ONABE. The concession is for an initial term of sixteen years renewable at the option of the holder for an additional four year period. Under the concession, the Company is obligated to pay a monthly concession fee of Ps. 0.1 million to ONABE. The land and attached assets (mainly old warehouses and adjacent spaces) are capable of being reconverted into a shopping mall, cultural complex and other recreational facilities after incurring significant capital expenditures. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business. Accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. The holders of the rights from ONABE were individual persons who did not have the financial feasibility, expertise and scale to obtain the projected returns from the concessioned assets as well-established real estate market participants in the arca have. Thus, they agreed to sell their rights to the Company for a fair amount of consideration although far below the fair value of the business. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.h. In the acquisition of Arcos, the principal asset acquired was the concession right and since negative goodwill existed, this intangible was reduced by the amount of negative goodwill absorbing it completely. Therefore, no negative goodwill remained under Argentine GAAP. In addition, under Argentine GAAP, the minority interest was recognized at the proportionate share of the acquiree´s indentifiable net assets (the proportionate share method) at the acquisition date.

Under US GAAP, the Company applied the provisions of ASC No. 805 and also determined that this transaction qualifies as a business acquisition. Accordingly, the Company accounted for the acquisition under the purchase method of accounting and allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Under ASC No. 805, the non-controlling interest is recognized at fair value at the date of acquisition. Under ASC No. 805, any excess of the value assigned to the net identifiable assets acquired over the fair value of the consideration transferred and any previously held equity interest in the acquiree and any non-controlling interest is a bargain purchase gain and should be recognized in earnings. Acquisition-related costs are considered separate transactions and should not be included as part of the consideration transferred, but rather expensed as incurred.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

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

Acquisition of Soleil Factory shopping center business

As discussed in Note 2.g.A.11., on July 1, 2010, the Company acquired the "Soleil" business from INCSA. Soleil is a shopping center located in San Isidro, Province of Buenos Aires. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business, and accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.i.

Under US GAAP, the Company applied the provisions of ASC No. 805 and also determined that this transaction qualifies as a business acquisition. Accordingly, the Company accounted for the acquisition under the purchase method of accounting and allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Under ASC No. 805, any excess of the value assigned to the net identifiable assets acquired over the fair value of the consideration transferred and any previously held equity interest in the acquiree and any non-controlling interest is a bargain purchase gain and should be recognized in earnings. Acquisition-related costs are considered separate transactions and should not be included as part of the consideration transferred, but rather expensed as incurred.

As a result of the above explanation, the US GAAP adjustment for the acquisition of Soleil represents the net effect of (i) the charge expense of transaction costs for Ps. 2.8 million;  (ii) the recognition of a bargain purchase gain of Ps. 18.5 million and (iii) the charge expense of amortization for Ps. 4.1 million. This bargain purchase gain arose due to the underperformance and undermanagement of the underlying "Soleil" shopping center business. Additionally, the purchase price was negotiated between the parties when a preliminary agreement was signed in December 2007, and was not subsequently modified. Since December 2007, there were periods on inflation in Argentina, generating a higher fair value of Soleil´s net assets at the date of acquisition. This increase in the fair value of net assets acquired without a corresponding increase in the purchase price, also generated this bargain purchase gain.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(g)    Differences in basis relating to purchase accounting (continued)

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows:

Fair value of non-cash assets acquired (i)	Ps	81,093
Fair value of liabilities assumed		(1,108)
Fair value of net assets acquired	Ps.	79,985

Purchase price	Ps.	61,486
Seller financing		(33,403)
Advance payments (ii)		(28,083)
Net cash paid for the acquisition	Ps.	-

(i)    Corresponds to fixed assets of Ps. 67.0 million, intangible assets of Ps. 3.1 million, air space of Ps. 6.7 million and deferred income assets of Ps. 4.3 million.

(ii)   Amount paid in 2007 when preliminary agreement was signed between INCSA and APSA.

In the period from acquisition to June 30, 2011, Soleil contributed revenues of Ps. 22.1 million and net income of Ps. 9.6 million to the Company’s consolidated results. If Soleil had been acquired on July 1, 2009, combined revenues of the Company would have been Ps. 1,026.6 million (unaudited) and net income would have been Ps. 231.0 million (unaudited) for the year ended June 30, 2010. These amounts have been calculated using the Company’s accounting policies and by adjusting the results of the Soleil to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from July 1,  2009, together with its consequential tax effects.

Acquisition of Metroshop S.A.’s shares

On January 13, 2011, the Company completed the acquisition of an additional 50% interest in Metroshop. As from that date, Metroshop becomes a wholly-owned subsidiary of the Company. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business. Accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.i.

Under US GAAP, the Company applied the provisions of ASC No. 805 and also determined that this transaction qualifies as a business acquisition. Accordingly, the Company accounted for the acquisition under the purchase method of accounting and allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Under ASC No. 805, the acquirer’s previously held equity interest is remeasured to fair value at the date the controlling interest is acquired. Any difference between the carrying value and the fair value of the previously held equity interest is recognized as a gain or loss in the income statement. Under ASC No. 805, any excess of the value assigned to the net identifiable assets acquired over the fair value of the consideration transferred and any previously held equity interest in the acquiree and any non-controlling interest is a bargain purchase gain and should be recognized in earnings. Acquisition-related costs are considered separate transactions and should not be included as part of the consideration transferred, but rather expensed as incurred. There were no significant transaction costs as part of the transaction.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(g)        Differences in basis relating to purchase accounting (continued)

As a result of the above explanation, the US GAAP adjustment for the acquisition of Metroshop represents the effect of (i) the recognition of a bargain purchase gain of Ps. 2.4 million and (ii) the gain from the re-measurement of the previously held interest at fair value of Ps. 7.6 million.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows:

Cash and cash equivalents acquired	Ps.	2,279
Fair value of non-cash assets acquired (i)		75,414
Fair value of liabilities assumed		(41,680)
Fair value of net assets acquired	Ps.	36,013

Purchase price	Ps.	25,947
Net cash paid for the acquisition	Ps.	25,947

(i)    Corresponds mainly to intangible assets of Ps. 15.2 million, receivables of Ps. 55.6 million and other assets of Ps. 4.6 million.

In the period from acquisition to June 30, 2011, Metroshop contributed revenues of Ps. 4.8 million and net income of Ps. 0.5 million to the Company’s consolidated results. If Metroshop had been acquired on July 1, 2010, combined revenues of the Company would have been Ps. 1,168.8 million (unaudited) and net income would have been Ps. 288.4 million (unaudited) for the year ended June 30, 2011. If Metroshop had been acquired on July 1, 2009, combined revenues of the Company would have been Ps. 1,031.8 million (unaudited) and net income would have been Ps. 220.4 million (unaudited) for the year ended June 30, 2010. These amounts have been calculated using the Company’s accounting policies and by adjusting the results of the Metroshop to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from July 1,  2009 or 2010, as applicable, together with its consequential tax effects.

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

The Company performed Step 1 of the goodwill impairment testing as of the end of its fiscal year June 30, 2010. The Step 1 tests indicated that the fair value of the reporting units -calculated primarily using discounted expected future cash flows- exceeded their carrying values as of that date. Accordingly, Step 2 of the goodwill impairment testing was not required and no impairment charges were necessary. There were no impairment indicators present as of June 30, 2011, and therefore, no test was performed as of that date.

h)      Purchase accounting - Amortization and depreciation expenses

This reconciling item should be read in conjunction with item 25.I.g. above.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

h)      Purchase accounting - Amortization and depreciation expenses (continued)

Under Argentine GAAP, goodwill continues to be amortized under the straight-line method generating amortization expense of Ps. 12.9 million for the years ended June 30, 2011, 2010 and 2009. Under US GAAP, amortization expense recorded was reversed for all periods presented.

Due to the differences in the purchase price allocation process, generally when negative goodwill exists, there are differences in the carrying amount of fixed assets and intangible assets acquired between Argentine GAAP and US GAAP. As a result, the US GAAP adjustment to income represents the net effect of (i) amortization charges for intangible assets recognized under US GAAP; (ii) higher amortization of deferred revenues (below-market leases); (iii) lower depreciation charges on fixed assets; and (iv) reversal of the amortization of the negative goodwill recorded under Argentine GAAP. The net effect of all of these adjustments amounted to Ps. 1.1 million, Ps. 2.7 million and Ps. 2.8 million during the years ended June 30, 2011, 2010 and 2009, respectively.

As a result of the explanation on this note and in Note 25.I.g the US GAAP reconciling item represents the net effect of the followings adjustments:

	Year ended June 30,
	2011		2010		2009
US GAAP adjustments:
- Reversal of amortization expense on goodwill	Ps.	529	Ps.	2,868	Ps.	1,518
- Differences in the purchase price allocation process		(3,617)		(422)		(1,229)
- Bargain purchase		20,775		58,822		- -
- Re-measurement of the previously held interest at fair value		12,288		4,036		(943)
- Transaction costs		(2,768)		(352)		- -
- Total		27,207		64,952		(654)

(i)      Securitization accounting

The Company enters into ongoing revolving-period securitization programs transferring credit card receivables to trusts in exchange for cash and retained interests in the trusts (known as “CPs”). Part of the proceeds is retained by the trustee and maintained as a cash reserve to serve as collateral for the payment of amounts due on the TDFs. Cash reserves flow back to the Company on a monthly basis according to a schedule until all TDFs are fully paid.

Under Argentine GAAP, the Company recognizes a gain or loss on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and CPs received. Results recognized on the sale of receivables are reported as a component of “Net income (loss) from retained interest in securitized receivables” in the accompanying Consolidated Statements of Operations. Cash reserves are stated at cost and are classified as “guarantee deposits” within the caption “Other receivables and prepaid expenses, net” in the accompanying Consolidated Balance Sheets. CPs are carried at their equity value based on financial statements issued by the trusts, less allowances for impairment if the carrying value exceeds their fair value and classified as investments in the accompanying Consolidated Balance Sheets. Certain expenses associated with the securitization of credit card receivables are capitalized and amortized over the term of the agreements.

Under US GAAP, prior to July 1, 2010 the Company adopted SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, as amended by SFAS 156, both of them codified under the topic ASC No. 860 “Transfers and Servicing” (“ASC No. 860”).  ASC No. 860 required an entity to recognize the financial and servicing assets it controls and the liabilities it had incurred and to derecognize financial assets when control has been surrendered. The proceeds of securitized financial assets were allocated to the assets sold, the servicing asset or liability and retained interest, based on their relative estimated fair values at the transfer date in determining the gain on the securitization transaction. Furthermore, the Company considered that the securitization programs through which it transfers receivables to financial trusts qualify as QSPEs. ASC No. 860 also provided guidance on accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of ASC No. 860, separately recognized servicing assets and servicing liabilities had to be initially measured at fair value, if practicable.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(i)      Securitization accounting (continued)

Subsequent to initial recognition, the Company might have used either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. Following ASC No. 860, the Company elected the amortization method and assessed the increase in the obligation of the servicing liability based on fair value.

Prior to July 1, 2010, the retained interests in securitized credit card receivables were treated as an equity security classified as available-for-sale in accordance with ASC No. 320 “Investments – Debt and Equity Securities” (“ASC No. 320”), and were carried at fair value. At the time of securitization, the retained interest was initially recorded at the basis allocated in accordance with ASC No. 860. This original cost basis was periodically adjusted to fair value, which was based on the discounted anticipated future cash flows on a “cash out” basis. The cash out method projected cash collections to be received only after all amounts owed to investors have been paid. Adjustments to fair value (net of related deferred income taxes) were recorded as a component of other comprehensive income. ASC No. 320 also stated that for individual securities classified as available-for-sale an enterprise should determine whether a decline in fair value below the amortized cost basis is other than temporary. In such event, accumulated unrealized losses included in other comprehensive income should be reclassified into the statement of operations. Cash reserves were considered retained interests and as such they were considered in calculating the gain or loss on the sale of receivables under US GAAP.

Effective July 1, 2010, the Company implemented new accounting guidance provided by SFAS 166 and 167 (ASU 2009-16 and ASU 2009-17, respectively, under the new codification), which amend the accounting for the transfers of financial assets and the consolidation of variable interest entities (VIEs).

The new guidance eliminates the concept of  qualified special purpose entities (“QSPEs”) that were previously exempt from consolidation and introduces a new framework for determining the primary beneficiary of a VIE.   The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE.  Therefore, the Company must evaluate all existing securitization trusts that qualify as QSPEs to determine whether they must be consolidated in accordance with ASU 2009-17.  Under the new guidance, the primary beneficiary is the party that has both (1) the power to direct the activities of an entity that most significantly impact the VIE’s economic performance; and (2) through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

To assess whether the Company has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, the Company considers all facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes, first, identifying the activities that most significantly impact the VIE’s economic performance; and second, identifying which party, if any, has power over those activities.

As a consequence of this assessment, the Company was deemed to be the primary beneficiary of these securitization trusts because the Company (through its subsidiaries) has the power to direct the activities of these VIEs through its servicing responsibilities and duties.  The Company also through its retained interests held in these securitizations has the obligation to absorb losses or the right to receive benefits from the VIE.

Therefore, the Company must, under ASC 810-10-65, measure the components of those newly consolidated financial trusts at their carrying amounts as of the adoption date.   The Company must determine the amounts of the assets, liabilities, and  non-controlling interests of the newly consolidated financial trusts, that would have been recorded in the Company’s financial statements as of July 1st 2010, as if ASU 2009-17 had been effective as of the date of  the Company’s initial involvement with the financial trusts. Any difference between the net amount added (assets less liabilities of each financial trusts where the Company is primary beneficiary) from the Company’s balance sheet and the amount of any previously recognized retained interest is recognized as a cumulative-effect adjustment to retained earnings as of June 30, 2010.

The company determined that the difference between (i) the net amount that should be added as of June 30, 2010 (carrying amounts of assets less liabilities of each financial trusts), and (ii) the amount of the retained interest related to

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(i)      Securitization accounting (continued)

 securitization programs, is not material.  Therefore, no adjustments to retained earnings were recognized under US GAAP as of June 30, 2010.   The amount of retained interest as of June 30, 2010 was as follows:

	Cost		Estimated unrealized (loss) (i)		Fair value (ii)
Retained Interest as of June 30, 2010	Ps.	119,576	Ps.	(4,457)	Ps.	115,119

These retained interests were treated as an equity securities classified as available-for-sale in accordance with ASC No. 320, and were carried at fair value.   As of July 1, 2010, in accordance with the new accounting standards, the estimated unrealized losses were reclassified to retained earnings (loss) and the company must consolidate its VIEs in which it had retained interests and for which it is the primary beneficiary. The table below presents the assets and liabilities of the financial trusts which have been consolidated for US GAAP purposes:

	July 1, 2010
Total Assets (1)	Ps.	268,692
Total Liabilities (2)	Ps.	151,559
CPs	Ps.	117,133

(1)     Included cash and due from banks, credit card receivables net of allowances and other assets.

(2)     Included debt securities and other liabilities.

As further explained in Note 2.g.B.7.(iii), on September 13, 2010, APSA sold 80% of Tarshop’s capital stock thus retaining an equity interest of 20% in such entity. At the date of the sale, APSA deconsolidated the subsidiary (Tarshop) and recognized a gain for the sale of 80% capital stock in accordance with ASC No. 810 amounting to Ps. 28.8 million. Therefore, no reconciliation adjustments were recorded since such date regarding Tarshop securitization programs.

Provided below is an analysis of the securitization accounting adjustments as of June 30, 2010, including a description of each significant component, where appropriate.

The shareholders’ equity adjustments as of such date represent the difference in the valuation of the Company’s retained interests in the trusts related to securitization programs that qualified for sale treatment under US GAAP. Under Argentine GAAP, retained interests in the trusts were carried at the lower of their equity value and their fair value. Under US GAAP those retained interests were considered available-for-sale securities in accordance with ASC No. 320 and, as a result, were carried at their estimated fair market value. The US GAAP adjustments affecting shareholders’ equity at June 30, 2010 are as follows:

	2010
Equity value, net of allowances, as reported under Argentine GAAP	Ps.	144,913
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP		(29,794)
Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	Ps.	115,119
Estimated fair value of retained interests related to securitization programs that qualified as a sale under US GAAP		115,119
US GAAP adjustment	Ps.	- -

The US GAAP adjustments affecting net income as reported under Argentine GAAP for the year ended June 30, 2010, are as follows:

	2010
Reversal of (gains) losses recognized under Argentine GAAP	Ps.	(6,374)
Recognition of gains (losses) under US GAAP on the sale of receivables		4,094
US GAAP adjustment	Ps.	(2,280)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(i)      Securitization accounting (continued)

Regarding receivables transferred in connection with the Company’s securitization programs that qualified for sale treatment under US GAAP, neither the Company nor the trustee have responsibility over any shortfall or failure in collecting the receivables which are the source of cash payment for the TDF holders. Under no circumstances neither the Company nor the trustee are required to repurchase the securitized receivables. Furthermore, the agreements relating to the securitization stipulate that the rights of the beneficiaries (TDF holders) will not be affected by any financial or liquidity failure of either the trustee or the Company. The agreements also state that the transfer qualifies as a non-recourse transfer of receivables since if receivables are not collected in full, neither the trustee nor the Company is obligated to use its own cash flows to cover any potential shortfall or collection failure.

The following summarizes the changes in the balance of the Company's retained interests for the year ended June 30, 2010:

	Cost		Estimated unrealized gain (loss)		Fair value (i)

Balance at June 30, 2009	Ps.	134,659	Ps.	(6,737)	Ps.	127,922
Increase in retained interest		56,724		- -		56,724
Liquidation of retained interests		(71,807)		- -		(71,807)
Change in unrealized gain		- -		2,280		2,280
Balance at June 30, 2010	Ps.	119,576	Ps.	(4,457)	Ps.	115,119

(i)     Unrealized gains for the year ended June 30, 2010 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The valuation models use information deriving from or that can be observed with market data.

(j)         Present-value accounting

Under Argentine GAAP, certain tax credits and liabilities are measured present-valued as of year-end. Under US GAAP, present valuing or discounting of these assets is precluded. The US GAAP adjustments amount to a loss of Ps. 4.1 million and Ps. 3.5 million for the years ended June 30, 2011 and 2010, respectively, and a gain of Ps. 13.9 million for the year ended June 30, 2009.

(k)     Reversal of previously recognized impairment losses

Under Argentine GAAP previously recognized impairment losses can be reversed. Amounts reversed in 2011, 2010 and 2009 amounted to Ps. 1.1 million, Ps. 1.2  million and Ps. 1.1 million, respectively. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Previously impairment losses reversed under Argentine GAAP increased the assets costs giving rise to higher depreciation expenses. These higher depreciation charges are reversed under US GAAP which for the years ended June 30, 2011, 2010 and 2009 amounted to Ps. 4.3 million.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.                Differences in measurement methods (continued)

(l)      Disposal of business

a)              Disposal of equity interest in Tarshop

As discussed in Note 2.g.B.7.(iii), on September 13, 2010, APSA completed the disposal of an 80% controlling interest in Tarshop S.A to Banco Hipotecario S.A., a related party to the Company. Under Argentine GAAP, the Company (i) derecognized the assets and liabilities at their carrying amounts at the date control was lost; (ii) recognized the fair value of the consideration received; (iii) recognized the non-controlling investment retained under the equity method at the date control was lost and (iv) recognized the resulting difference as a loss on the sale in the statement of income. Under Argentine GAAP, the Company derecognized net assets of Ps. 149.1 million, recognized a non-controlling investment of Ps. 28.9 million and recognized a loss on the sale of Tarshop of Ps.13.9 million in the income statement.

Under US GAAP, the Company applies the provisions of ASC No. 810. Under ASC No. 810, the loss of control in subsidiary results in the recognition of a gain or loss on the sale of the interest sold and on the revaluation of any retained non-controlling investment. A loss of control is an economic event, similar to that of gaining control, and, therefore, is a remeasurement event. As a result, under US GAAP, the Company (i) derecognized the assets and liabilities of Tarshop at their carrying amounts at the date control was lost (including associated goodwill); (ii) recognized the fair value of the consideration received; (iii) recognized the non-controlling investment retained at its fair value at the date control was lost and (iv) recognized the resulting difference as gain or loss in income attributable to theCompany. The resulting gain or loss is calculated as the difference between (1) the aggregate of (a) the fair value of the consideration received and (b) the fair value of the noncontrolling investment retained in the former subsidiary on the date the subsidiary is deconsolidated; and (2) the carrying amount of the former subsidiary´s net assets. Under US GAAP, the Company derecognized net assets of Ps. 96.5 million, recognized a non-controlling investment of Ps. 19.1 million and determined a gain of Ps. 28.8 million. Under US GAAP, this resulting gain relates to both the interest sold and the noncontrolling investment retained. The loss related to the remeasurement of the noncontrolling investment retained to fair value is Ps. 0.2 million.

As a result of the above explanation, the US GAAP adjustments represent the difference between the Argentine GAAP loss on the sale and the US GAAP aggregate gain on the interest sold and noncontrolling investment retained.

b)              Disposal of Metroshop’s business

As discussed in Note 2.g.A.4., on January 13, 2011, APSA completed the disposal of Metroshop’s credit portfolio to Tarshop. Under Argentine GAAP, the Company (i) derecognized the assets at their carrying amounts at the date of disposal; (ii) recognized the fair value of the consideration received; and (iii) recognized the resulting difference as a gain on the sale in the statement of income. Under Argentine GAAP, the Company derecognized net assets of Ps. 22.2 million, and recognized a gain on the sale of Metroshop’s credit portfolio of Ps.15.2 million in the income statement.

Under US GAAP, the Company applies the provisions of ASC No. 810 and determined that this transaction qualifies as the loss of control of a group of assets that constitutes a business. As a result, under US GAAP, the Company (i) derecognized the assets at their carrying amounts at the date the control was lost; (ii) recognized the fair value of the consideration received; (iii) recognized the non-controlling investment retained at its fair value at the date control was lost; and (iv) recognized the resulting difference as gain or loss in income attributable to the Company. Under US GAAP, the Company derecognized net assets of Ps. 32.7 million and determined a gain of Ps. 5.3 million.

(l)           Disposal of business (continued)

As a result of the above explanation, the US GAAP adjustment represents the difference between the Argentine GAAP and the US GAAP gain on the assets sold.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.                Differences in measurement methods (continued)

(m)   Allowance for loan losses of credit card portfolio of Metroshop

Under Argentine GAAP, the allowance for loan losses is calculated according to specific criteria. Loan loss reserves for consumer loans are based on the client’s aging.

Under US GAAP purposes, the Company has performed a migration analysis for credit cards loans of Metroshop following the ASC 450-20 and historical loss ratios were determined by analyzing historical losses, in order to calculate the allowance required for smaller-balance impaired loans and unimpaired loans for U.S. GAAP purposes. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios were updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.

As a result of the analysis mentioned before, the Company recorded a loss of Ps. 2,088 for the year ended June 30, 2011. No loss recognized under U.S. GAAP for the years ended June 30, 2010 and 2009.

(n)       Accounting for real estate barter transactions

In the ordinary course of business, the Company enters into certain non-monetary transactions with third parties pursuant to whom the Company sells parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties. See Note 2.g.A.7., for details of these transactions.

Under Argentine GAAP, these transactions are recorded based on the fair value of the assets involved and, as a result, a gain or loss is recognized at the time of the exchange. Under Argentine GAAP, the Company recorded gains of Ps. 51.6 million, nil and Ps. 2.6 million for the years ended June 30, 2011, 2010 and 2009, respectively.

Under US GAAP, the Company applied the provisions of ASC No. 845, “Non-monetary Transactions” (ASC No. 845). ASC No. 845 requires exchanges of non-monetary assets be measured based on the fair value of the assets exchanged and eliminates the narrow exception for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have "commercial substance."

Under ASC No. 845 the Company determined that all of its barter transactions have commercial substance and therefore the transactions must be measured at fair value.

Furthermore, the Company completed certain barter transactions where the Company does not receive a down payment or receives a down payment which is less than 10% of the sales price, As these transactions involved the exchange of real estate and the amount of the monetary consideration was not significant, the Company concluded that the exchange is a nonmonetary transaction, and considered the guidance in ASC No. 360-20 "Property, Plant and Equipment - Real Estate" ("ASC No. 360-20") for the recognition of gain . The Company accounted for these barter transactions under the deposit method as prescribed in ASC 360-20. Under the deposit method the Company does not recognize profit, nor records a receivable and continues to report the property and related liabilities in its balance sheet even if the buyer has assumed the liability. The Company discloses that those items are subject to a sales contract. Therefore, under US GAAP, in these cases any gain recognized under Argentine GAAP is reversed. As mentioned in Note 2.g A.7.(ii), during the year ended June 30, 2011, the Company completed a barter transaction with TGLT whereby the Company exchanged a plot of land located in the neighborhood of Caballito for residential units to be constructed in the future. Therefore, the Company determined that the gain related to this transaction of Ps. 43.4 million should be reversed for US GAAP.

The Company completed through APSA another barter transaction (i.e. the agreement with TGLT to barter the Beruti plot of land, as further described in Note 2. g.A.7.(i)) whereby the Company exchanged a parcel of land for monetary consideration and residential units to be constructed in the future. The Company recognized a gain of Ps. 20.5 million on this transaction under Argentine GAAP. Under US GAAP, the Company evaluated the guidance and considered that this transaction is partly monetary and non-monetary. The gain of the non-monetary exchange of land for finished units will be deferred until the units are finished and delivered to the Company. Once that delivery occurs, the Company will evaluate if the non-monetary transaction qualifies for gain recognition under ASC No. 845. For the

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.                Differences in measurement methods (continued)

(n)       Accounting for real state barter transactions (continued)

monetary portion of the transaction, the Company follows ASC 845-10-15-15 through 16 and considering that: i) the sale is consummated, ii) consideration has been exchanged, iii) the cash received is not subject to future subordination, and iv) the risks and rewards of ownership have been transferred, the Company concluded that the transaction met the criteria for sale recognition under ASC 360. Therefore, the Company determined that the gain related to the non-monetary portion of the transaction of Ps. 8.2 million should be reversed for US GAAP while maintaining the gain of Ps.12.3 million for the monetary portion of the transaction. The gain under US GAAP was calculated as the total gain multiplied by a factor determined as the consideration received over the sum of the consideration plus the fair value of the item received.

For the years ended June 30, 2011, 2010 and 2009, a total gain related to barter transactions of Ps. 51.6, nil and Ps. 2.6 million, respectively, recorded under Argentine GAAP, was reversed under US GAAP. However, the US GAAP adjustment also reflects the effect gains of Ps.27.0 million, Ps. 0.7 million and Ps. 14.9 million, for the years ended June 30, 2011, 2010 and 2009, respectively, related to the conclusion of barter transactions originated in prior years for which the related results have been previously recognized for Argentine GAAP purposes.

(o)       Reversal of gain from valuation of inventories at net realizable value

Under Argentine GAAP, inventories for which the title has not yet been transferred but for which a down payment has been received fixing the sales price and the terms and conditions of the agreement provide reasonable assurance about the closing of the transaction and realization of gain, are carried at net realizable value as of period-end (these transactions are considered “consummated” for Argentine GAAP purposes). Under US GAAP, inventories are carried at cost. The US GAAP adjustment for the year ended June 30, 2011, represents:

(i)          the reversal of the gain of Ps. 15.0 million related to the sale of Rosario plot of land (see Note 2.g.B.10) recognized under Argentine GAAP;

(ii)         the recognition of a gain of Ps. 1.2 million related to the sale of Carlos Gardel plot of land since the conditions for revenue related to a prior transaction were fulfilled for US GAAP purposes, recognized under Argentine GAAP in previous years;

(iii)       the recognition of a gain of Ps. 16.5 million related to the sale of units of Caballito Nuevo , (see Note 4.e.(i)) and the reversal of a gain of Ps. 0.4 million related to El Encuentro (see Note 4.e. (ii)).

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

(q)       Amortization of fees related to Series II of APSA Non Convertible Notes

Under Argentine GAAP, fees and expenses relating to the Series II of APSA Non-Convertible Notes are amortized on a straight-line method over the term of the agreement. Under US GAAP, following ASC No. 310-20 “Receivables – Nonrefundable Fees and Other Costs” (“ASC 310-20”), such costs are amortized over the same period but using the effective interest method. The US GAAP adjustments amount to a loss of Ps. 0.1 million and Ps. 0.1 million for the years ended June 30, 2011 and 2010, respectively, and a gain of Ps. 0.1 million for the year ended June 30, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(r)     Software developed or obtained for internal use

Under Argentine GAAP, the Company capitalizes certain costs related to software developed or obtained for internal use, which would be expensed under US GAAP pursuant to the provisions of ASC No. 350-40 “Intangibles - Goodwill and Other - Internal-Use” (“ASC No. 350-40”).

The US GAAP adjustment for the years ended June 30, 2011, 2010 and 2009 represents the net effect of (i) expensing such costs as incurred and (ii) the reversal of amortization expense on costs capitalized under Argentine GAAP and expensed under US GAAP. As of June 30, 2011, these costs were fully amortized under Argentine GAAP.

(s)      Reversal of capitalized financial costs

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the years ended June 30, 2011, 2010 and 2009 related to the PAMSA project and Horizons project. Under US GAAP, the Company applied the provisions of ASC No. 835-20 “Interest - Capitalization of Interest” (“ASC No. 835-20”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under ASC No. 835-20. The US GAAP reconciling item represents the effect of reversing the foreign exchange differences capitalized under Argentine GAAP related to the acquisition and construction of PAMSA and Horizons for the years ended June 30, 2011, 2010 and 2009 amounting to a loss of Ps. (1.6) million, a loss of Ps. 2.0 million and a gain of Ps. 72.7 million, respectively. Reversal of capitalized financial costs in fixed assets, gives rise to differences in depreciation expense in US GAAP, which is included in this adjustment.

(t)      Debtor’s accounting for a modification of APSA convertible debt instruments

In August 2002, APSA issued US$ 50,000 of Convertible Notes (the “APSA Convertible Notes”). Under US GAAP, the Company applied ASC No. 470-20, “Debt – Debt with Conversion and Other Options”, (“ASC No. 470-20”), which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. ASC No. 470-20 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). Under US GAAP, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

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

3.   Addition or removal of an embedded conversion option:  The addition or removal of a substantive conversion option would automatically result in extinguishment accounting. Whether an embedded conversion option is substantive would be assessed as of the modification date and would be based on the definition of substantive in ASC No. 470-20.

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

Based on the analysis performed, neither of criteria 1, 2 or 3 above were met. Accordingly, the change of the debt instrument was not accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively, amounting to Ps. 0.4 million, Ps. 0.2 million and Ps. 0.1 million for the year ended June 30, 2011, 2010 and 2009.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

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

ASC No. 840 provides that a lease that is cancelable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered "noncancelable" for purposes of this definition.

Based on the provisions of ASC No. 840, the Company concluded that, even though the lease are cancelable, lessees would incur significant "economic penalties" if these agreements were to be rescinded prior to maturity. The Company considered that these economic penalties are of such an amount that continuation of the lease agreements by lessees appear to be reasonably assured at the inception of the respective agreements.

The Company reached this conclusion based on the factors mentioned in ASC No. 840, including (i) the offices and shopping centers’ geographical location and accessibility; (ii) the nature and tenure of tenants, (iii) limited availability of identical space in certain neighborhoods; (iv) the tenants’ brand image and other competitive considerations; (v) tenants' significant expenses in renovation, maintenance and improvements

The Company believes that all of the above mentioned factors represent significant non-contractual penalties for the lessees, which support the Company’s view that it is reasonably assured at the inception of lease agreements that such leases will not be rescinded prior to maturity even though they are cancelable as permitted by law.

(u.3) Deferred insurance and origination fees

Under Argentine GAAP, the Company, through its investments in Tarshop, accounted for revenues from life and disability insurance and origination fees related to credit card and personal loans receivables on an up-front basis. Under US GAAP, revenue from life and disability insurance and origination fees is recognized to income on a straight line basis over the term of the respective underlying receivables. As discussed in Note 2.g.B.7.iii., APSA sold an 80% in Tarshop on September 13, 2010, and deconsolidated the subsidiary as of that date. As from September 13, 2010, APSA maintains a 20% interest in Tarshop and accounts for its investment under the equity method of accounting. Therefore, there is no longer a US GAAP adjustment to equity for this item as of June 30, 2011. The US GAAP adjustment to income for the year ended June 30, 2011 related to the deferral of these revenues through the date Tarshop was deconsolidated with APSA. Any US GAAP adjustment related to this item is included in the determination of the equity investment in Tarshop and disclosed as Item 25.I.(l) in the US GAAP reconciliation.

(v)     Recognition of Put option

In July 2008, the Company acquired a 30% in Metropolitan. This transaction included a put right exercisable through July 2011 to sell 50% of the equity interest acquired for a price equal to the original amount paid plus interest. Under Argentine GAAP, the Company recorded the put option at fair value and adjusted it on a monthly basis with fair value increases or decreases against income. Under US GAAP, the Company determined that the terms of the put option did not meet the definition of a derivative financial instrument for the fiscal years ended June 30, 2010 and 2009. Accordingly, the value of the put option was derecognized under US GAAP in those fiscal years.

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

c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(v)     Recognition of Put option (continued)

provides for delivery of an asset that puts the recipient in a position not substantially different from the net settlement.

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

As of June 30, 2010 and 2009 characteristics a. and b. were met since underlying is the quantity of shares to sell under the put option agreement and there was no initial net investment; however characteristic c. was not met since the Company was  required to deliver an asset of the type described in the guidance but there is no market mechanism that facilitates net settlement nor the asset is readily convertible to cash or is itself a derivative instrument because shares of Metropolitan 885 Third Avenue LLC are not traded on public markets.

As of June 30, 2010, the fair value of the put option amounted to Ps. 48.5 million under Argentine GAAP. As described in Note 2.f. due to foreign currency translation procedures a cumulative translation adjustment (“CTA”) of Ps. 3,582 million was also generated for the recognition of the put option.

As mentioned in Note 25.I (a), as part of the reorganization of Metropolitan, on December 30, 2010 the put option was surrendered and used as consideration for the increased interest of the emerging entity New Lipstick LLC. The US GAAP adjustment for the year ended June 30, 2011 represents a gain due to the recognition at fair value of the put option as the put option was settled at the date of the reorganization. The US GAAP adjustment for the years ended June 30, 2010 and 2009, represents the reversal of the recognition at fair value of the put option under Argentine GAAP.

(w)    Acquisition of additional shares of APSA

As discussed in Note 2.g.A.12, on October 15, 2010, the Company’s Board of Directors resolved to exercise the option for the acquisition of the 29.55% minority interest in Alto Palermo held by PASA, cancelling the outstanding amount of US$ 120.0 million and thus increasing the Company’s interest in Alto Palermo to 94.89%  (the “APSA Acquisition”).

Under Argentine GAAP, the Company accounted for the APSA Acquisition under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). Any outstanding minority interest is recorded at its carrying amount.

The APSA Acquisition generated negative goodwill since the fair value of the net tangible and intangible assets acquired exceeded the cost of acquisition.

Under Argentine GAAP, when negative goodwill exists, any identifiable acquired intangible assets are not recognized. Negative goodwill is recognized as follows, as appropriate in the circumstances: (i) the portion of negative goodwill associated with future expected losses is recognized in income as losses are incurred; and/or (ii) the amount of negative goodwill exceeding the amount represented by the interest acquired over the non-monetary assets is recognized in income at acquisition date; and/or (iii) the amount of negative goodwill not exceeding the amount represented by the interest acquired over the non-monetary assets is deferred and amortized to income under the straight line method over the weighted average useful lives of the identifiable net assets of the acquired company, not in excess of 20 years. Consequently, under Argentine GAAP, intangible assets were assigned a zero value and negative goodwill was recognized and amortized under the straight-line method over the weighted average useful lives of the identifiable net assets of APSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(w)    Acquisition of additional shares of APSA (continued)

Under US GAAP, the Company applied the principles of ASC No. 810 “Consolidation” in accounting for changes in ownership interests. As per ASC No. 810-10-65, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Company does not recognize any additional acquisition adjustments to reflect the subsequent purchase of additional shares in the subsidiary if there is no change in control.

Under US GAAP, the difference between the fair value of the consideration paid and the related carrying value of the noncontrolling interest acquired is recognized in the controlling interest´s equity as a credit or debit to additional paid in capital. Therefore, no gain or loss is recognized in the statement of income and the carrying value of the noncontrolling interest is adjusted to reflect the change in the noncontrolling interest’s ownership interest in APSA, amounting to Ps. 290.2 million for the year ended June 30, 2011.

As a result of the above explanation, the US GAAP net income adjustment for the APSA Acquisition, amounting to Ps. 1.4 million for the year ended June 30, 2011, represents the net effect of (i) reversing the amortization of negative goodwill recorded under Argentine GAAP and (ii) lower depreciation charges on lower carrying amounts of fixed assets under US GAAP. The US GAAP equity adjustment includes the above items and the recognition of a debit to additional paid in capital under US GAAP of Ps. 207.6 million in shareholders’ equity.

(x)     Deferred income tax

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in ASC No. 740-10 “Income Taxes” (“ASC No. 740-10”) (formerly FIN 48 “Uncertain Tax Positions”). However, as discussed in Note 15, following Resolution CD 93/2005 issued by CPCECABA, the Company elected to continue treating the differences between book basis and inflation-adjusted basis of non-monetary balance sheet items as permanent for deferred income tax calculation purposes.

Under US GAAP, the Company applies ASC No. 830 “Foreign Currency Matters – Income Taxes” (“ASC No. 830”), which requires such differences to be treated as temporary.

In addition, the US GAAP adjustment includes the effect of deferred income taxes on the reconciling items, as appropriate.

Under Argentine GAAP, the Company has provided a valuation allowance for a portion of the net deferred tax assets related to the consumer financing business (Metroshop S.A.), as the future realization of their tax benefits is not considered by management to be more likely than not. The Company recognized tax loss carry forwards for an amount of Ps. 6.7 million. The legal expiration period for this tax loss carry forwards is five years. In its assessment, the Company has considered the near-term projections of the consumer financing business segment after measures taken by the Company to streamline the operations.

Also, the Company is subject to a tax on minimum presumed income. Under Argentine GAAP, the Company considered the ultimate realization of these tax credits to be more likely than not based on current projections and its legal expiration period of 10 years. As such, the Company deferred this amount as other non-current receivables in the balance sheet.

ASC No. 740 prescribes more detailed and specific guidance related to the assessment of the need for a valuation allowance. US GAAP requires the weighting of positive and negative evidence in accordance with its objective verifiability. Furthermore, it indicates that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome thereby requiring positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. When assessing whether a company's deferred tax asset will be realized, a company's recent losses or near-term expected losses will generally carry more weight in the assessment than its prior historic profitability or its longer-term projected profitability (which is typically more subjective in nature). Therefore, the existence of a 3-year cumulative loss in a jurisdiction, particularly if it includes multiple periods of significant annual losses without recent evidence of turnaround, will effectively preclude consideration of future profitability in most instances as being objectively verifiable.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

I.          Differences in measurement methods (continued)

(x)     Deferred income tax (continued)

Based on the authoritative literature, the losses generated by the consumer financing business are mainly a result of loan loss reserves which would not be considered one time or non-recurring as they are directly related to the business. Furthermore, the long-term projected profitability is more subjective in nature.

Accordingly, under US GAAP, a full valuation allowance has been provided for the net deferred tax assets and tax credits related to tax on minimum presumed income related to the consumer financing business segment amounting to Ps. 10.8 million and the tax effects on US GAAP adjustments.

(y)     Non controlling interest

Effective July 1, 2009, the Company applies the provisions of ASC 810 “Consolidation”. Pursuant to ASC 810-10-45-15, non controlling interest is (i) reported as part of equity of the consolidated group; (ii) recorded separately from the parent´s interests; and (iii) clearly identified and labeled to distinguish it from other components of the parent´s equity. The Company has non-controlling interests in more than one subsidiary. The Company determined that all of its non controlling interests should be reclassified to equity. This reclassification has been made retroactively for all periods presented.

The adjustment represents the effect of the foregoing US GAAP adjustments on the non controlling interests under Argentine GAAP.

For additional disclosures related to the non controlling interests see Note 25.II.q.

(z)       Adoption of  ASC No. 740, “Income Taxes”

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

In addition, under Argentine GAAP the Company has classified the net deferred tax liability as of June 30, 2011 amounting to Ps. 278.2 million and the net deferred tax liability as of June 30, 2010 amounting to Ps. 31.7 million, as

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(a)    Balance sheet classification differences (continued)

follows: Ps. 30.4 million and Ps. 55.9 million as of June 30, 2011 and 2010, respectively, as non-current other receivables and prepaid expenses; and Ps. 308.6 million and Ps. 87.6 million as of June 30, 2011 and 2010, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2011 and 2010, Ps. 28.0 million and Ps. 37.8 million, respectively, would have been classified as current assets, and Ps.138.3 million and Ps. 155.9 million, respectively, would have been classified as non-current assets. As June 30, 2011 and 2010 Ps. 6.0 million and Ps. 10.3 million, respectively, would have been classified as current liabilities and Ps. 438.5 million and Ps. 215.1 million, respectively, would have been classified as non-current liabilities.

Furthermore, under Argentine GAAP, deferred debt costs are shown as a deduction of the corresponding liability. Under US GAAP, issue costs should be reported as deferred charges of Ps 14,076 and Ps. 8,633 for the years ended June 30, 2011 and 2010, respectively.

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

Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the Consolidated Financial Statements. However, Note 26.f shows the total amount of expenses passed through to tenants by expense category with the corresponding offsetting amount therefore having no impact in the consolidated costs of the Company. No amount is shown as revenues.

Under US GAAP, the Company accounts for pass-through revenue and expenses as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 379.0, Ps. 253.9 and Ps. 228.5 million for the years ended June 30, 2011, 2010 and 2009, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Should the US guidance be applied to the Argentine GAAP income statement, net revenues under Argentine GAAP would have been Ps. 1,820.9 million, Ps. 1,577.2 million and Ps. 1,449.1 million for the years ended June 30, 2011, 2010 and 2009, respectively.

Operating income

Under US GAAP, certain income and expense items included in the Argentine GAAP financial statements of the Company within “Other expenses, net” would have been included in the determination of operating income. In addition,

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(b)       Statement of income classification differences (continued)

under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other expenses, net”. Under US GAAP, such items would have been classified as a reversal to the amounts in the line items which were originally recorded. Should certain other expenses, financial results and the recovery of allowances and provisions be reclassified into/out of operating income, as applicable, operating income under Argentine GAAP would have been Ps. 599.4 million, Ps. 539.6 million and Ps. 294.4 million for the years ended June 30, 2011, 2010 and 2009, respectively.

 (c)    Maturities of long-term debt

Aggregate annual maturities during the next years (excluding current portion of Ps. 683,813 and capitalized costs of issuance of debt of Ps.12,002 - See Note 25.II.(a)), as of June 30, 2011, are as follows:

2012	Ps.	58,660
2013		16,279
2014		130,222
Thereafter 2015		1,563,760
	Ps.	1,768,921

(d)    Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

- Operating lease information:

•         Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. No contingent rentals were recorded for the years ended June 30, 2011, 2010 and 2009.

•         Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2011, 2010 and 2009 were contingent rentals of Ps. 158.5 million, Ps 95.6  million and Ps. 70.9 million, respectively. Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See Note 25.I. (u.2). for more information as to how the Company considered this definition.

Minimum future rentals on non-cancelable leases from shopping centers for each of the five fiscal years as of June 30, 2011 are as follows:

2012	Ps.	273,239
2013		218,379
2014		130,121
2015		56,142
2016		60,943
Thereafter		36,742
	Ps.	775,566	(1)

(1) Include leases agreements in US$ at the exchange rate quoted by Banco Nación Argentina as of June 30, 2011 which was 4.11.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(e)     Disclosure of related parties transactions

Pursuant to ASC No. 850 “Related Party Disclosures” (ASC No. 850), the Company provides the following additional disclosures of transactions with related parties. This section should be read in conjunction with Note 11 to the consolidated financial statements:

- Acquisitions: During the fiscal year ended June 30, 2011, 2010 and 2009, Cresud acquired additional shares of the Company.  Consequently, Cresud´s equity interest in the Company amounts approximately to 57.70% as of June 30, 2011. Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders.

During fiscal year ended June 30, 2009, the Company bought APSA's  notes (Nominal Value US$ 120 million and due 2017), for US$ 39.6 million in par value at an average US$ 0.46 quoted price. The total amount paid was US$ 19.3 million. This transaction generated Ps. 74,285 income (gain recognized on extinguishment of subsidiary debt).

During fiscal year 2010, the Company acquired APSA's  notes (Nominal Value Ps. 154 million and due 2012) for a nominal value of Ps. 46.5 million, at an average Ps. 0.61 quoted price. The amount paid amounted to US$ 8.2 million. This transaction generated Ps. 18,363 income (gain recognized on extinguishment of subsidiary debt).

During fiscal year 2011, the Company sold APSA’s notes for US$ 38.1 million. The difference has been treated as an implicit financial cost of the transaction, which shall accrue and be amortized against income over the term of the notes.

During fiscal year 2009, the Company acquired additional shares of  BHSA for Ps. 107.6 million, out of this total amount, Ps. 25.5 million and Ps. 53.3 million were acquired from IFISA and Dolphin Fund Plc., respectively.

During fiscal year 2010, the Company acquired additional shares of BHSA for Ps. 118.7 million, out of this total amount, Ps. 80.5 million were acquired from IFISA.

During fiscal year 2011, the Company acquired additional shares of BHSA for PS. 36.2 million, exercising its preemptive right.

On January 13, 2011, APSA purchased 18,400,000 registered, non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Metroshop’s common capital stock. As of June 30, 2011 APSA has 100% of Metroshop´s common capital stock. (See Note 24.2.).

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Metroshop’s shares by the Company, Metroshop transferred the following assets to Tarshop:

i.

Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV).

ii.	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii.	All credit card customers or accounts and consumer loans.

iv.	Lease agreements on certain branches and their personal property.

v.	Labor agreements for payroll personnel.

During fiscal year 2011, APSA’s Board of Directors approved the sale of a 80% interest in Tarshop to Banco Hipotecario S.A. (“BHSA”) for a sale price of US$ 26.8 million. The transaction was approved by the Banco Central

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(e)     Disclosure of related parties transactions (continued)

la República Argentina, and subsequently was closed on September 13, 2010. APSA committed not to compete in the credit card or consumer loan origination business market where Tarshop conducts business for a period of 5 years.

On October 13, 2010, APSA and TGLT, a real estate developer in Argentina, entered into an agreement to barter a plot of land located in Beruti street Nos. 3351/59 in the city of Buenos Aires for monetary consideration and future units to be constructed by TGLT on the land. The transaction was subject to certain precedent conditions including the completion by TGLT of its initial public offering. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT may transfer APSA (i) a number of apartments to be determined representing 17.33% of the saleable square meters occupied by apartment units of the future building; (ii) a number of parking spaces to be determined representing 15.82% of the saleable square meters occupied by parking space of the future building; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of US$ 10.7 million payable upon delivering the deeds of title on the land.

TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010. Therefore, the precedent condition for the transaction was fulfilled on that date. TGLT paid the US$10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed.

To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of the Company. (See Note 24.1)

On June 29, 2011, the Company and TGLT also entered into an agreement to barter a plot of land located in the neighborhood of Caballito in the city of Buenos Aires for future units to be constructed by TGLT on the land. The transaction was agreed upon at US$ 12.8 million. TGLT plans to construct an apartment building with residential, offices and parking space. In consideration, TGLT paid US$ 0.2 million in cash and may transfer IRSA: (i) a number of apartments to be determined, which represents in all 23.10% of the square meters of the saleable houses; (ii) a number to be determined of complementary units (garages), which represents in all 21.10% of the square meters of the garages; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, which represents 21.10% of the square meters of the storage rooms; of the future real estate that shall form part of the project.

TGLT is committed to build, finish and obtain authorization for the three buildings that shall make up the building project, within 36 to 48 months. To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of the Company.

- Donations:  For the years ended June 30, 2011, 2010 and 2009, the Company made donations to two not-for-profit organizations, namely Fundación IRSA and  Museo de los Niños, amounting Ps. 3.1 million, Ps. 2.6 million and Ps. 4.0 million, respectively. A director and shareholder of the Company is the President of these organizations.

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

The Company recognized net (loss) gains of Ps. (4.2) million, Ps. 3.2 million and Ps. (12.1) million for the years ended June 30, 2011, 2010 and 2009 respectively.

- Corporate services:IRSA shares corporate services (including but not limited to finance, human resources, procurement, internal audit, systems, administration, etc.) with APSA and Cresud under an Exchange of Operating

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(e)     Disclosure of related parties transactions (continued)

 Services Agreement entered into by all three companies in June 2004 which was subsequently amended on August 23, 2007, August 14, 2008, November 27, 2009 and July 11, 2011. IRSA pays a monthly fee, primarily through the provision of services to the other parties.

             - Legal services: During the years ended June 30, 2011, 2010 and 2009, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 6.0 million, Ps. 4.9 million and Ps. 3.2 million, respectively, for legal services. Certain directors or alternative directors of the Company are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

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

The following table summarizes the fair values of the assets and liabilities measured at fair value on recurring basis as of June 30, 2011:

	Level 1	Level 2	Level 3	Total
ASSETS
Cash and banks	168,170	- -	- -	168,170
Other current Investments, net (i)	207,556	- -	- -	207,556
Other non-current investment, net (ii)	355,893	- -	- -	355,893
Other Investment, net (iii)	68,550	- -	- -	68,550
Total	800,169	- -	- -	800,169

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(f)     Disclosure about fair value of financial instruments (continued)

(i)       Includes mutual funds, mortgage bonds issued by Banco Hipotecario S.A., shares from public companies and government bonds.

(ii)     Corresponds to investment in equity securities in Hersha.

(iii)    Corresponds to investment in equity securities in TGLT.

There were no liabilities measured at fair value on a recurring basis as of June 30, 2011.

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

Long-term debt:  Includes current portion of the non-current item. As of June 30, 2011, 2010 and 2009, except for the Non-Convertible Notes of APSA and IRSA, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible and Non-Convertible Notes was Ps. 1,169.4 million and Ps 1,858.6 million as of June 30, 2011 and 2010, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

The fair value of IRSA Notes (see Note 10) was Ps. 1,313.1 million and Ps. 571.9 million as of June 30, 2011 and 2010, respectively and was determined based on quoted market prices of the notes.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.   Differences between Argentine GAAP and US GAAP (continued)

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

The following table summarizes the gains and losses on derivative financial instruments reported in the Consolidated Statement of Income for the year ended June 30, 2011 and 2010:

Derivatives not designated as hedging instruments under statement 133	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Years ended June 30,
		2011		2010
Foreign exchange contracts	Financial results, net (Note 8)	2,395		(1,840)
		Ps.	2,395	Ps.	(1,840)

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

(h)    Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses

a)         Credit risk

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

The Company’s accounts receivable are primarily derived from leases and services from the Company’s shopping center and office buildings customers and origination of consumer loans and credit card receivables. The Company is not dependent on any single customer. Accounts receivable derived from leases and services are related to the Company's shopping center operations. The Company has not experienced any significant losses resulting from non-performance of any counterpart to the lease contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(h)    Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses (continued)

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s subsidiaries Tarshop and Metroshop.

b)         Disclosure about credit quality of financing receivables and allowance for credit losses

Financing receivables of the Company are mainly comprised of receivables from the sale of properties (i.e. real estate) and consumer financing receivables (including consumer loans and credit card transactions).

Receivables from the sale of properties

As of June 30, 2011, receivables from the sale of properties represented 0.8% of total assets. Following is a table which includes an aging analysis of past due receivables from the sale of properties by class as of June 30, 2011:

	1-30 days past due	30-60 days past due	60-180 days past due	180-365 days past due	365+ days past due	Total past due	Current	Total
June 30, 2011:
Real estate:
Real estate – residential	38	46	46	80	2,666	2,876	27,125	30,001
Real estate – offices	- -	- -	- -	- -	- -	- -	18,502	18,502

For this segment, the Company collectively evaluates for impairment smaller-balance homogeneous loans, based on grouping its portfolio in loans with similar characteristic, taking into account asset type, collateral type, past-due status and other relevant factors. The Company applies allowance factors, which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, the Company considers the following: (i) delinquencies and overall risk ratings, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers’ management, (vi) national and local economic trends, (vii) concentrations of credit by individual credit size and by class of loans, (viii) quality of loan review system, and (ix) the effect of external factors (e.g., competition and regulatory requirements). As of June 30, 2011 all of these receivables are secured by mortgages.

The credit quality of these financing receivables is assessed by reference to historical information about counterparty default rates, as detailed in the table below:

	Real estate – residential	Real estate – offices	Total
June 30, 2011:
Group 1	26,855	18,502	45,357
Group 2	497	- -	497
Group 3	2,649	- -	2,649

▪ Group 1 - new customers (less than 3 years) with no defaults in the past.

▪ Group 2 - existing customers (more than 3 years) with no defaults in the past.

▪ Group 3 - existing customers (more than 3 years) with some defaults in the past.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(h)    Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses (continued)

Consumer financing receivables

As of June 30, 2011, consumer financing receivables represented 1.2% of total assets. Following is a table which includes an aging analysis of past due consumer financing receivables by class as of June 30, 2011:

	To mature	1-30 days past due	30-60 days past due	60-180 days past due	180-365 days past due	365+ days past due	Total past due
June 30, 2011:
Consumer:
Consumer – credit card	3,759	216	382	530	520	13,111	14,759
Consumer - loans	9,465	546	691	1,463	2,547	42,220	47,467

For its consumer financing segment, the Company has developed and documented a systematic methodology to determine its provision for loan losses, based on grouping its portfolio in loans with similar characteristic, taking into account asset type, collateral type, past-due status and other relevant factors. The Company applies allowance factors, which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, the Company considers the following: (i) delinquencies and overall risk ratings, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers’ management, (vi) national and local economic trends, (vii) concentrations of credit by individual credit size and by class of loans, (viii) quality of loan review system, and (ix) the effect of external factors (e.g., competition and regulatory requirements). As of June 30, 2011, the Company provided for losses with respect to consumer financing receivables for an amount of Ps. 59.9 million.

The following table present performing and nonperforming consumer financing receivables based on payment activity for the year ended June 30, 2011. Payment activity is reviewed by management on a monthly basis to determine how loans are performing. Loans are considered to be nonperforming when days delinquent is greater than 30 days.

	Consumer – credit card	Consumer - loans	Total
June 30, 2011:
Performing	7,376	11,665	19,041
Non-performing	11,142	45,267	56,409

Other financing receivables

   As of June 30, 2011, the Company holds outstanding loans granted to related parties (mainly Cresud and Tarshop) for an aggregate amount of Ps. 42.7 million. These loans are denominated in Argentine pesos, accrue interest at fixed interest rates ranging from 4% to 14%. The Company measures impairment for these receivables on an individual basis, considering the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral. As of June 30, 2011, none of these receivables were past due nor impaired

Furthermore, as of June 30, 2011, the Company holds mortgage receivables for an aggregate amount of Ps. 33.4 million. The Company measures impairment for these receivables on an individual basis, considering the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral. As of June 30, 2011, receivables for an amount of Ps. 0.1 million were past due. As of June 30, 2011, no allowance for doubtful accounts was recorded against these receivables.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(i)     Recently issued accounting pronouncements

For the year ended June 30, 2011, several accounting standards were effective for the Company. The Company provides below a description of those standards which are relevant to the Company´s business only and the impact of their adoption if any.

Recently Issued Accounting Standards

Financial Accounting Standard No. 141 (Revised 2007), "Business Combinations" ("FAS No. 141(R)") or Accounting Standards Codification ("ASC") 805, "Business Combinations"

The Company adopted FAS No. 141(R), or ASC 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic significantly changed the accounting for business combinations. Under this topic, an acquiring entity is required to recognize all the assets acquired and all the liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Transaction costs are no longer included in the measurement of the business acquired. Instead, these costs are expensed as they are incurred. This topic also includes a substantial number of new disclosure requirements. It applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which for the Company was the beginning of the 2010 fiscal year. The adoption of this topic did have a material impact on the consolidated financial statements. See Notes 25.II.f. and 25.II.g. for details.

Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS No. 157") or ASC 820, "Fair Value Measurements and Disclosures"

The Company adopted FAS No. 157 or ASC 820, on July 1, 2008, the first day of the 2009 fiscal year. FASB Staff Position ("FSP") FAS No. 157-2, "Effective Date of Financial Accounting Standards Board ("FASB") Statement No. 157" ("FSP FAS No. 157-2"), or ASC 820-10, amended ASC 820 by delaying its effective date, by one year, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. In accordance with ASC 820-10, the Company adopted the provisions of ASC 820 to non-financial assets and non-financial liabilities on July 1, 2009, the first day of the 2010 fiscal year. The adoption did not have a material impact on the consolidated financial statements.

Financial Accounting Standards No. 160, "Non-controlling Interests in Consolidated Financial Statements-an Amendment of ARB No. 51" ("FAS No. 160") or ASC 810-10-65-1,"Consolidation — Transition"

The Company adopted FAS No. 160 or ASC 810-10-65-1, on July 1, 2009, the first day of the 2010 fiscal year. This topic establishes new accounting and reporting standards for non-controlling interests, previously known as minority interests, in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of non-controlling interests as equity in the consolidated financial statements separate from the parent's equity. The amount of net income or loss attributable to the non-controlling interests is included in consolidated net income on the face of the income statement. This topic clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income attributable to the Company when a subsidiary is deconsolidated. Such gain or loss is measured using the fair value of the non-controlling equity investment on the deconsolidation date. This topic also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interests. This topic is applied prospectively for fiscal years and interim periods within those fiscal years, beginning with the current fiscal year, except for the presentation and disclosure requirements, which are applied retrospectively for all periods presented. The adoption of this topic did not have a material impact on the consolidated financial statements.

FSP FAS No. 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies" ("FSP FAS No. 141(R)-1") or new accounting guidance within ASC 805, "Business Combinations"

The Company adopted FSP FAS No. 141(R)-1, or ASC 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic applies to all assets acquired and all liabilities assumed in a business combination that arise from

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(i)     Recently issued accounting pronouncements (continued)

 contingencies. This topic states that the acquirer will recognize such an asset or liability if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If it cannot be determined during the measurement period, then the asset or liability should be recognized at the acquisition date if the following criteria, consistent with the guidelines for accounting for contingencies, are met: (1) information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date, and (2) the amount of the asset or liability can be reasonably estimated. The adoption of this topic did not have a material impact on the consolidated financial statements.

FSP FAS No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS No. 142-3") or ASC 350-30-50-4

The Company adopted FSP FAS No. 142-3, or ASC 350-30-50-4, on July 1, 2009, the first day of the 2010 fiscal year. This topic amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS No. 142"). This topic is intended to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure the fair value of the asset. This topic requires an entity to disclose information related to the extent to which the expected future cash flows associated with the asset are affected by the entity's intent and/or ability to renew or extend the arrangement. The adoption of this topic did not have a material impact on the consolidated financial statements.

EITF Issue 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6") or new accounting guidance within ASC 323, "Investments-Equity Method and Joint Ventures"

The Company adopted Emerging Issues Task Force ("EITF") 08-6, or ASC 323, on July 1, 2009, the first day of the 2010 fiscal year concurrently with the adoption of ASC 805 and ASC 820-10-65-1. The intent of this topic is to clarify the accounting for certain transactions and impairment considerations related to equity method investments as modified by the provisions of ASC 805 and ASC 820-10-65-1. The adoption of this topic did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2009-05 "Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value" ("ASU No. 2009-5")

The Company adopted ASU No. 2009-5, which amends ASU Subtopic 820-10, "Fair Value Measurements and Disclosures-Overall" for the fair value measurement of liabilities, in the second quarter of the 2010 fiscal year. ASU No. 2009-5 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value utilizing one or more of the following techniques: (1) a valuation technique that uses the quoted market price of an identical liability or similar liabilities when traded as assets; or (2) another valuation technique that is consistent with the principles of Topic 820, such as a present value technique. The adoption of ASU No. 2009-5 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-09 "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements" ("ASU No. 2010-09")

On February 25, 2010, the FASB issued ASU No. 2010-09 Subsequent Events Topic 855 "Amendments to Certain Recognition and Disclosure Requirements," effective immediately. The amendments in the ASU remove the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB believes these amendments remove potential conflicts with the SEC's literature. The adoption of this ASU did not have a material impact on the consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(i)     Recently issued accounting pronouncements (continued)

Accounting Standards Update No. 2010-02 "Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary - a Scope Clarification" ("ASU No. 2010-02")

In January 2010, the FASB issued ASU No. 2010-02, Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification. This update provides amendments to ASC 810-10, Consolidation – Overall (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements) to clarify the scope of the decrease in ownership provisions of ASC 810-10 and related guidance. ASU 2010-02 also clarifies that the decrease in ownership guidance does not apply to certain transactions even if they involve businesses. ASU 2010-02 expands the disclosures required for a business combinations achieved in stages and deconsolidation activity within the scope of ASC 810-10. ASU 2010-02 is effective for both interim and annual periods ending on or after December 15, 2009. The amendments are to be applied retrospectively to the first period that an entity adopted ASU 810-10, Consolidation – Overall. The adoption of this ASU did not have an impact on the consolidated financial statements relative to non-controlling interests.

Accounting Standards Update No. 2009-09 "Accounting for Investments - Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees" ("ASU No. 2009-09")

In September 2009, the FASB issued ASU No. 2009-09, Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees. This ASU represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Section 323-10-S99-4 was originally entered into the Codification incorrectly. The ASU was effective upon issuance. The adoption of ASU No. 2009-09 did not have material impact on the consolidated financial statements.

Financial Statement of Position (FSP) on Accounting Professional Board (APB) 14-1 "Debt with Conversion and Other Options" or ASC 470 "Debt"

In May 2008, the FASB issued revised guidance on Convertible Debt Instruments. The revised guidance which is now part of ASC 470-20 (formerly Staff Position No. Accounting Principles Board 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). ASC 470-20 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. ASC 470-20 was effective for the Company on July 1, 2009, the first day of the 2010 fiscal year.  The adoption of ASC 470-20 did not have an impact on the consolidated financial statements.

Accounting Standards Update No. 2010-06 "Improving Disclosures about Fair Value Measurements" (Topic 820) ("ASU No. 2010-6")

In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”. ASU No. 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements are presented separately. ASU 2010-06 was effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The adoption of this topic did have a material impact on the consolidated financial statements since the Company does not have Level 2 or Level 3 fair value measurements. See Notes 25.II.f. for details.

Accounting Standards Update No. 2010-11 "Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU No. 2010-11")

In March 2010, the FASB issued ASU No. 2010-11, “Derivatives and Hedging (Topic 815) - Scope Exception Related to Embedded Credit Derivatives.” ASU No. 2010-11 clarifies that the only form of an embedded credit derivative that is exempt from embedded derivative bifurcation requirements are those that relate to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(i)     Recently issued accounting pronouncements (continued)

feature. The provisions of ASU 2010-11 were effective on July 1, 2010, the first day of the 2011 fiscal year and did not have a significant impact on the Company’s consolidated financial statements.

Accounting Standards Update No. 2010-20 "Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU No. 2010-20")

In July 2010, the FASB issued ASU No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which requires new and expanded financial statement disclosures. An entity is required to provide qualitative and quantitative disclosures about the allowance for credit losses, credit quality, impaired loans, modifications, and nonaccrual and past due financing receivables. In addition, the disclosures must be disaggregated by portfolio segment or class of financing receivable based on how a company develops its allowance for credit losses and how it manages its credit exposure. The provisions of ASU No.2010-20 were effective for the Company on July 1, 2010 the first day of the 2011 fiscal year. The adoption of ASU No. 2010-20 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2010-17 "Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition- A Consensus of the FASB Emerging Issues Task Force) ("ASU No. 2010-17")

In April 2010, the FASB issued ASU No. 2010-17, Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This ASU codifies the consensus reached in EITF Issue No. 08-9, "Milestone Method of Revenue Recognition." The amendments to the Codification provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. Consideration that is contingent on achievement of a milestone in its entirety may be recognized as revenue in the period in which the milestone is achieved only if the milestone is judged to meet certain criteria to be considered substantive. Milestones should be considered substantive in their entirety and may not be bifurcated. An arrangement may contain both substantive and nonsubstantive milestones, and each milestone should be evaluated individually to determine if it is substantive. The provisions of ASU No. 2010-17 were effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The adoption of ASU No. 2010-17 did not have a material impact on the consolidated financial statements.

Future Adoption of Recently Issued Accounting Standards

Accounting Standards Update No. 2010-29 "Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)” ("ASU No. 2010-29")

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force). The amendments in this Update affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company does not expect the provisions of ASU 2010-29 to have a material effect on the consolidated financial statements.

Accounting Standards Update No. 2011-02 “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (“ASU No. 2011-02”)

In April 2011, the FASB issued ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The amendments in this Update apply to all creditors, both public and nonpublic, that restructure receivables that fall within the scope of Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors. The amendments in this Update are effective for annual periods ending on or after December 15, 2012, including interim periods within those annual periods. The Company is currently evaluating the impact that the provisions of ASU 2011-02 will have on the consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(i)        Recently issued accounting pronouncements (continued)

Accounting Standards Update No. 2011-03 “Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements” (“ASU No. 2011-03”)

In April 2011, the FASB issued ASU No. 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The amendments in this Update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. The guidance in this Update is effective for the first interim or annual period beginning on or after December 15, 2011. The Company is currently evaluating the impact that the provisions of ASU 2011-03 will have on the consolidated financial statements.

Accounting Standards Update No. 2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU No. 2011-04”)

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the Board does not intend for the amendments in this Update to result in a change in the application of the requirements in Topic 820. Some of the amendments clarify the Board’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this Update are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. For nonpublic entities, the amendments are effective for annual periods beginning after December 15, 2011. Early application by public entities is not permitted. Nonpublic entities may apply the amendments in this Update early, but no earlier than for interim periods beginning after December 15, 2011. The Company is currently evaluating the impact that the provisions of ASU 2011-04 will have on the consolidated financial statements.

Accounting Standards Update No. 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU No. 2011-05”)

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under the amendments to Topic 220, Comprehensive Income, in this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented (this last requirement was deferred by the FASB on November 8,2011). The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments do not change the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects, with one amount shown for the aggregate income tax expense or benefit related to the total of other comprehensive income items. In both cases, the tax effect for each component must be disclosed in the notes to the financial statements or presented in

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(i)     Recently issued accounting pronouncements (continued)

the statement in which other comprehensive income is presented. The amendments do not affect how earnings per share is calculated or presented. The amendments in this Update should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The Company is currently evaluating the impact that the provisions in ASU No. 2011-05 will have on the consolidated financial statements.

Accounting Standards Update No. 2011-08 “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment” (“ASU No. 2011-08”)

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. Under the amendments in this Update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit, as described in paragraph 350-20-35-4. If the carrying amount of a ting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any, as described in paragraph 350-20-35-9. Under the amendments in this Update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company is currently evaluating the impact that the provisions in this ASU will have on the consolidated financial statements.

Proposed new IFRS Standards and Amendments

The International Accounting Standards Board (IASB) generally reviews its own existing standards to enhance their clarity and consistency. Recently, the IASB published an exposure draft on leases, which would transform lease accounting from the existing accounting model with two different types of leases, i.e. operating leases and finance leases, to one single model for all leases. Under the proposed model, lessees would record an asset for its right to use the underlying asset and a liability to pay rentals. On the other hand, the accounting for lessors would reflect the exposure of the lessor to the risks or benefits of the underlying assets. For lessors, when the lease transfers significant risks or benefits of the underlying asset to the lessee the lessor would apply the derecognition approach (derecognizing the asset and recording the right to receive lease payments); and, when the lessor retains exposure to significant risks or benefits of the underlying assets the lessor would apply the performance obligation approach which would require the lessor to keep the asset on its balance sheet and to record a right to receive lease payments and a liability to permit the lessee to use the underlying asset.

These changes are especially relevant to companies that are significant users of real estate like us. A standard in final form is expected during 2012. We currently act as lessors of office space, store space in shopping centers and other properties as part of our principal business. We may also act as lessee to a lesser extent. The adoption of the above-mentioned standard as currently drafted upon transition to IFRS in June 30, 2013 may have a significant impact on our operating results, financial ratios, and potentially our debt covenants. We are currently in the process of analyzing the potential impact of the issuance of this proposed standard as part of our efforts towards the implementation of IFRS. There can be no assurance as to the date of final completion of the standard or whether the final standard will be substantially equivalent to the current draft form.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

 (j)     Earnings per share

As described in Note 3.y., under Argentine GAAP the Company is required to disclose earnings per share information in accordance with RT 18 for all periods presented. Note 16 to the Consolidated Financial Statements disclose the computation of basic and diluted net income per common share under Argentine GAAP. Guidance set forth in RT 18 is similar to the basic principles set forth in ASC No. 260, “Earnings per Share”, (“ASC No. 260”), formerly SFAS No. 128 “Earnings per Share” (SFAS No.128) although certain differences exist.

Under US GAAP, basic and diluted earnings per share are presented in conformity with ASC No. 260.

As of the year ended June 30, 2011, 2010 and 2009 the Company does not have any convertible instruments and/or warrants outstanding. Thereafter, the shares issued will be included in the weighted average calculation of shares outstanding used for both basic and diluted EPS.

             The following tables set forth the computation of basic and diluted net income per common share under ASC No. 260 for all periods presented:

	Year ended June 30,
	2011		2010		2009
Numerator:
Net income attributable to IRSA	Ps.	400,195	Ps.	382,853	Ps.	6,647

Denominator:
Weighted-average number of shares outstanding		578,676		578,676		578,676

Earnings per share under US GAAP:
Basic net income per common share	Ps.	0.69	Ps.	0.66	Ps.	0.01
Diluted net income per common share	Ps.	0.69	Ps.	0.66	Ps.	0.01

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

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

Risks associated with the hotel industry: The success of the Company’s operated hotels will depend, in large part,| upon the Company’s ability to compete in areas such as access, location, quality of accommodations, room rate structure, quality and scope of food and beverage facilities and other services and amenities. The Company’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests. In addition, the profitability of the Company’s hotels depends on (i) the Company’s ability to form successful relationships with international operators to run the hotels; (ii) changes in travel patterns, including seasonal changes; and (iii) taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

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

The Company’s property is currently and will continue to be subject to risks incident to the ownership and operation of commercial real estate and residential development properties. The Company’s lease sales from its real estate operations may be adversely affected by (i) local or national economic conditions in the areas in which the properties are located; (ii) oversupply of retail space or a reduction in demand for retail space; (iii) increased competition from other real estate operators; (iv) changes in the ability of the Company or the tenants to provide for adequate maintenance and/or insurance; (v) increases in operating expenses; and/or (vi) adverse changes in the regional or national economy. Other risks include the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise, the need to periodically renovate, repair and release space and the costs thereof and the ability of a tenant to provide adequate maintenance and insurance. In addition, the failure to sell the property to be constructed could have a material adverse effect on the Company.

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

(l)     Summarized financial information of unconsolidated equity investees

Pursuant to Rule 3-09 of Regulation S-X, the Company´s significant equity investees are Banco Hipotecario S.A. and Metropolitan. Under Argentine GAAP, the Company’s gain or (loss) on equity investees for the years ended June 30, 2011, 2010 and 2009 were Ps. 138.4 million, Ps. 160.4 million, and Ps. 61.5 million, respectively. Under Argentine GAAP, the Company’s share of the net assets of equity investees as of June 30, 2011 and 2010 were Ps. 1,208.0 million  and Ps. 842.3 million, respectively. As of June 30, 2010 the equity investment in Metropolitan 885 Third Avenue LLC (“Metropolitan”) was valued at zero and a financial liability of Ps 5.9 million was recognized representing the maximum

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(l)     Summarized financial information of unconsolidated equity investees (continued)

commitment to fund Metropolitan´s operations. As further described in Note 25. I.(a), during the year ended June 30, 2011 Metropolitan was extinguished.

The table below shows summarized financial information of the Company´s significant equity investees on a 100% basis:

Banco Hipotecario S.A.

	As of and for the year ended June 30, (*)
	2011		2010
Current assets		(i)	(i)
Non-current assets		(i)	(i)
Total assets	Ps.	12,102,801	Ps.	11,284,071

Current liabilities		(i)	(i)
Non-current liabilities		(i)	(i)
Total liabilities	Ps.	8,968,430	Ps.	8,385,272

Minority interest	Ps.	66,274	Ps.	37,133
Shareholders’ equity	Ps.	3,068,097	Ps.	2,861,666

	For the year ended June 30, (*)
	2011		2010		2009
Revenues	Ps.	1,420,489	Ps.	1,222,309	Ps.	1,016,159
Gross profit	Ps.	672,428	Ps.	560,719	Ps.	400,851
Net income	Ps.	218,417	Ps.	198,929	Ps.	50,463

(i)      Balance sheets of banking entities are unclassified.

(*)     Financial information prepared in accordance with the rules of Banco Central de la República Argentina.

Metropolitan 885 Third Avenue LLC and subsidiaries (ii)

	As of June 30, (*)
	2011		2010
Total assets	Ps.	- -	Ps.	850,393

Total liabilities	Ps.	- -	Ps.	1,423,866

Member´s deficit	Ps.	- -	Ps.	(573,473)

	For the period July 1, 2010 to February 24,		For the twelve month period ended June 30, (*)
	2011 (*)		2010		2009
Revenues	Ps.	111,581	Ps.	235,264	Ps.	252,640
Net income (loss	Ps.	515,451	Ps.	(12,725)	Ps.	(863,072)

(i)      Balance sheet of real estate companies are unclassified.

(*)     Financial information prepared in US GAAP

On February 24, 2011 Metropolitan 885 Third Avenue LLC was liquidated. (See Note 25.I. (a))

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

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

(n)    Statements of cash flows classification differences

The statements of cash flows presented in the primary financial statements are prepared based on Argentine GAAP amounts. Under US GAAP, the Company should follow the guidance in ASC No. 230 "Statement of Cash Flows" (ASC No. 230).

Under ASC No. 230, the total amounts of cash and cash equivalents at the beginning and end of a period shown in the statement of cash flows are required to be the same amounts as similarly titled items shown on the face of the balance sheet as of the respective dates. Note 17 to the primary financial statements shows this reconciliation for cash and cash equivalents under Argentine GAAP. However, certain differences may exist between cash and cash equivalents under Argentine GAAP and US GAAP. As described in Note 3.b., under Argentine GAAP, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. In particular, investments in mutual funds are considered to be cash equivalents by reference to the frequency with which liquidity is available according to Argentine GAAP practice and guidance. Under US GAAP, the original maturity is determined by reference to the stated term of the underlying securities or the timeframe for exercising any put features to the issuer and not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise. Therefore, for US GAAP purposes, certain mutual funds were not considered to be cash equivalents. In addition, under Argentine GAAP, the Company consolidated on a pro rata basis the accounts of Metroshop, CYRSA, Liveck, Baicom Networks and Puerto Retiro. Under US GAAP, proportionate consolidation is not appropriate since the Company did not exercise control over these investments. As a result, additional differences exist between the amounts of cash and cash equivalents reported in the primary statements of cash flows under Argentine GAAP than they would be reported under US GAAP.

The following table reconciles the amounts of cash and cash equivalents under Argentine GAAP with the amounts of cash and cash equivalents under US GAAP

	For the year ended June 30,
		2011		2010		2009
Cash and cash equivalents as shown in the statements of cash flows under Argentine GAAP (Note 17)	Ps.	312,274	Ps.	151,354	Ps.	185,942
Less: Mutual funds not considered cash equivalents under US GAAP		- -		(23,780)		- -
Deconsolidation of pro-rata investments under US GAAP		(11,718)		(10,384)		(13,643)
Total cash and cash equivalents under US GAAP	Ps.	300,556	Ps.	117,190	Ps.	172,299

Under Argentine GAAP, the effects of exchange rates changes on cash and cash equivalents are not disclosed separately by presenting a fourth category as it is required by ASC No. 230. The effect of exchange rate changes on cash and

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(n)    Statements of cash flows classification differences (continued)

cash equivalents for the fiscal years ended June 30, 2011, 2010 and 2009 were Ps. 3,416, Ps. 2,340 and Ps. 20,677, respectively.

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

•  Dividends collected as return on investments are classified as investing activities under Argentine GAAP while classified as operating activities under US GAAP;

•  Interest payments are classified as operations activities under Argentine GAAP while classified as financing activities under US GAAP.

Based on the foregoing, the following table shows the cash flows from operating, investing and financing activities as well as the effect of exchange rate changes on cash and cash equivalents that would be reported in a statement of cash flows prepared under ASC No. 230:

	For the year ended June 30,
		2011		2010		2009
Net cash provided by operating activities	Ps.	499,459	Ps.	294,062	Ps.	348,841
Net cash used in investing activities		(294,015)		(526,705)		(466,771)
Net cash (used in) provided by financing activities		(18,662)		179,874		(58,898)
Effect of exchange rate changes on cash and cash equivalents		(3,416)		(2,340)		(20,677)
Net (decrease) increase in cash and cash equivalents	Ps.	183,366	Ps.	(55,109)	Ps.	(197,505)

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(o)    Comprehensive income (continued)

	Year ended June 30, 2011
	IRSA		Non-controlling interest		Total
Net income under US GAAP	Ps.	400,195	Ps.	56,187	Ps.	456,382
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale-securities, Hersha Hospitality Trust (i)		18,000		- -		18,000
Net change in unrealized holding loss on available-for-sale-securities, other (ii)		8,165		168		8,333
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables		1,796		1,040		2,836
Net change in unrealized holding gain on available-for-sale-securities of equity investees		(83,501)		- -		(83,501)
Comprehensive income	Ps.	344,655	Ps.	57,395	Ps.	402,050

(i)    Net of income taxes of Ps. 9,692.

(ii)   Net of income taxes of Ps. 4,338 and Ps. (306) for IRSA and the non-controlling interest, respectively.

	Year ended June 30, 2010
	IRSA		Non-controlling interest		Total
Net income under US GAAP	Ps.	382,853	Ps.	83,304	Ps.	466,157
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale-securities, Hersha Hospitality Trust (i)		72,439		- -		72,439
Net change in unrealized holding loss on available-for-sale-securities, other (ii)		(9,050)		111		(8,939)
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables (iii)		939		543		1,482
Net change in unrealized holding gain on available-for-sale-securities of equity investees		188,336		- -		188,336
Comprehensive income	Ps.	635,517	Ps.	83,958	Ps.	719,475

(i)    Net of income taxes of Ps. 39,005.

(ii)   Net of income taxes of Ps. 4,878 and Ps. (65) for IRSA and the non-controlling interest, respectively.

(iii) Net of income taxes of Ps. 798 for the non-controlling interest.

	Year ended June 30, 2009
	IRSA		Non-controlling interest		Total
Net income (loss) under US GAAP	Ps.	6,647	Ps.	(47,998)	Ps.	(41,351)
Other comprehensive income:
Net change in unrealized holding loss on available-for-sale-securities, other (i)		(13,588)		734		(12,854)
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables (ii)		(2,733)		(1,645)		(4,378)
Net change in unrealized holding gain on available-for-sale-securities of equity investees		(51,370)		- -		(51,370)
Comprehensive income	Ps.	(61,044)	Ps.	(48,909)	Ps.	(109,953)

(i)     Net of income taxes of Ps. 7,983 and Ps. (1,063) for IRSA and the non-controlling interest, respectively.

(ii)   Net of income taxes of Ps. 2,358 for the non-controlling interest.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(o)    Comprehensive income (continued)

Accumulated non-owner changes in equity (accumulated other comprehensive income) for the years ended June 30, 2011, 2010 and 2009 were as follows:

	Year ended June 30, 2011
	IRSA		Non-controlling interest		Total
Net change in unrealized holding gain on available-for-sale securities-Hersha Hospitaly Trust	Ps	90,439	Ps.	- -	Ps.	90,439
Net change in unrealized holding gain on available-for-sale securities-other.		8,499		346		8,845
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables		(2,002)		6,013		4,011
Change in other comprehensive income of equity investees		50,137		- -		50,137
Accumulated other comprehensive (loss) income	Ps.	147,073	Ps.	6,359	Ps.	153,432

	Year ended June 30, 2010
	IRSA		Non-controllig interest		Total
Net change in unrealized holding gain on available-for-sale securities-Hersha Hospitaly Trust	Ps	72,439	Ps.		Ps.	72,439
Net change in unrealized holding gain on available-for-sale securities-other.		334		178		512
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables		(3,798)		4,973		1,175
Change in other comprehensive income of equity investees		133,638		- -		133,638
Accumulated other comprehensive (loss) income	Ps.	202,613	Ps.	5,151	Ps.	207,764

	Year ended June 30, 2009
	IRSA		Non-controllig interest		Total
Net change in unrealized holding gain on available-for-sale securities-Hersha Hospitaly Trust	Ps.	- -	Ps.	- -	Ps.	- -
Net change in unrealized holding gain on available-for-sale securities-other.		9,384		67		9,451
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables		(4,737)		4,430		(307)
Change in other comprehensive income of equity investees		(54,698)		- -		(54,698)
Accumulated other comprehensive (loss) income	Ps.	(50,051)	Ps.	4,497	Ps.	(45,554)

 (p) Pro-rata consolidation of jointly controlled companies

Under Argentine GAAP the Company consolidates the accounts of jointly controlled companies on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over these subsidiaries.

Presented below is the consolidated condensed information of the Company as of June 30, 2011 and 2010 considering these companies as an equity investees:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(p)     Pro-rata consolidation of jointly controlled companies (continued)

	As of and for the year ended June 30, 2011
	As reported		Eliminations of CYRSA S.A., Canteras Natal Crespo S.A., Baicom Networks S.A., Metroshop S.A., Puerto Retiro S.A., Liveck and Quality Invest S.A. accounts		Inclusion of CYRSA S.A., Canteras Natal Crespo S.A., Baicom Networks S.A., Metroshop S.A., Puerto Retiro S.A., Liveck and Quality Invest S.A. as an equity investee		As adjusted
Current assets	Ps.	1,045,180	Ps.	(243,628)	Ps.	- -	Ps.	801,552
Non-current assets		5,270,130		(116,426)		176,616		5,330,320
Total assets		6,315,310		(360,054)		176,616		6,131,872

Current liabilities		1,305,757		(147,518)		- -		1,158,239
Non-current liabilities		2,210,912		(35,920)		- -		2,174,992
Total liabilities		3,516,669		(183,438)		- -		3,333,231

Minority interest		316,826		- -		- -		316,826
Shareholders’ equity		2,481,815		(176,616)		176,616		2,481,815

Revenues		1,441,930		(101,950)		- -		1,339,980
Gross profit		841,175		(9,190)		- -		831,985
Net income	Ps.	282,104	Ps.	791	Ps.	(791)	Ps.	282,104

Net cash provided by operating activities		571,832		31,312		- -		603,144
Net cash used in investing activities		(746,042)		(31,646)		- -		(777,688)
Net cash provided by financing activities		335,130		- -		- -		335,130

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(p)     Pro-rata consolidation of jointly controlled companies (continued)

	As of and for the year ended June 30, 2010
	As reported		Eliminations of CYRSA S.A., Canteras Natal Crespo S.A., Baicom Networks S.A., Metroshop S.A., Puerto Retiro S.A. and Liveck S.A. accounts		Inclusion of CYRSA S.A., Canteras Natal Crespo S.A., Baicom Networks S.A., Metroshop S.A., Puerto Retiro S.A. and Liveck S.A. as an equity investee		As adjusted
Current assets	Ps.	1,190,332	Ps.	(265,969)	Ps.	- -	Ps.	924,363
Non-current assets		4,443,109		(55,087)		127,120		4,515,142
Total assets		5,633,441		(321,056)		127,120		5,439,505

Current liabilities		1,341,620		(157,732)		- -		1,183,888
Non-current liabilities		1,325,668		(36,339)		961		1,290,290
Total liabilities		2,667,288		(194,071)		961		2,474,178

Minority interest		563,107		(826)		- -		562,281
Shareholders’ equity		2,403,046		(126,159)		126,159		2,403,046

Revenues		1,323,326		(13,203)		- -		1,310,123
Gross profit		848,031		(6,083)		- -		841,948
Net income	Ps.	334,501	Ps.	(11,296)	Ps.	11,296	Ps.	334,501
Net cash provided by operating activities		239,943		47,875		- -		287,818
Net cash used in investing activities		(455,979)		(44,616)		- -		(500,595)
Net cash provided by financing activities		181,448		- -		- -		181,448

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(q)  Noncontrolling interests

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(r)            Investments in real estate and accumulated depreciation

The following is a summary of the Company's investments in real estate as of June 30, 2011 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land	Buildings and improvement	Improvements/ additions/ deductions	Total buildings and improvements	Impairment	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Alto Palermo Park	474	148	--	148	--	622	80	542	June 1996	November 1997	23
Av. de Mayo 595	717	6,622	--	6,622	--	7,339	3,084	4,255	July 1992	March 1992	19
Bouchard 551	88,097	72,560	--	72,560	--	160,657	12,415	148,242	N/A	March, 2007
Bouchard 710	39,466	32,994	39	33,033	--	72,499	8,222	64,277		May, 2005	28
Constitución 1111	256	1,082	--	1,082	--	1,338	484	854	September 1994- March 1995	June 1994 – January 1994	18
Constitución 1159	7,966	796	--	(1,579)	(2,375)	6,387	- -	6,387	N/A	June 2005	50
Costeros Dique IV	4,260	19,077	--	19,077	--	23,337	4,814	18,523	N/A	June 2001	28
Intercontinental Plaza	4,143	109,826	--	109,826	--	113,969	35,575	78,394	June 1996	November, 1997	24
Hotel Intercontinental	8,672	120,010	2,191	122,201	--	130,873	78,585	52,288	N/A
Hotel Libertador	3,027	116,535	4,561	121,096	--	124,123	83,032	41,091	October 1973-Noviembre 1990- December 1997	March 1998	16
Hotel Llao Llao	46,873	97,252	1,655	98,907	--	145,780	48,673	97,107	N/A	June 1997	15
Terreno Catalinas Norte	100,804	--	1,862	1,862	--	102,666		102,666	N/A	March 1999	27
Libertador 498	3,449	16,895	(2,982)	13,913	--	17,362	5,338	12,024	N/A	December 1995	22
Madero 1020	70	293	--	293	--	363	166	197	N/A	December 1995	10
Maipú 1300	10,293	42,423	--	42,423	--	52,716	15,812	36,904	N/A	September 1995	23
Rivadavia 2768	38	296	--	296	--	334	143	191	June 1995	November 1993	22
Predio San Martín	42,022	28,158	--	28,158	--	70,180	186	69,994	N/A	May 2011	24
Soleil	16,590	27,358	28,548	55,906	--	72,496	3,781	68,715	N/A	September 2010	14

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(r)            Investments in real estate and accumulated depreciation (continued)

Description		Land		Buildings and improvement		Improvements/ additions/ deductions		Total buildings and improvements		Impairment		Total		Accumulated depreciation		Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Santa María del Plata		12,496		1		13		14		--		12,510		2		12,508	N/A	May 2007	N/A
Sarmiento 517		96		389		--		257		(132)		353		109		244	March 1995	December 1994- August 1994- July 1994	19
Suipacha 652		2,547		14,463		--		14,463		--		17,010		6,526		10,484	April-June 1994	November 1991	22
Della Paolera 265		77,251		85,522		--		85,522		--		162,773		10,275		152,498	N/A	August 2007	30
Museo Renault		3,010		1,960		--		1,960		--		4,970		278		4,692	N/A	December 2008	22
Edificio República		109,066		121,228		463		121,691		--		230,757		15,222		215,535	N/A	May 2008	26
Dot Baires		13,346		- -		93,862		93,862		--		107,208		2,065		105,143	October 2010	November 2006	32
Dique IV		3,660		63,596		(163)		63,433		--		67,093		4,875		62,218	April 2009	N/A	27
Shopping Abasto		9,752		255,248		175,550		430,798		--		440,550		113,019		327,531	November 1998	N/A	31
Shopping Alto Palermo		8,694		423,387		171,733		595,120		--		603,814		322,868		280,946	October 1990	November 1997-March 1998	26
Shopping Alto Avellaneda		18,089		183,583		115,731		299,314		--		317,403		145,268		172,135	October 1995	November 1997- December 1997	19
Shopping Paseo Alcorta		11,268		122,550		67,897		190,447		--		201,715		67,736		133,979	June 1992	June 1997	25
Alto Noa		357		45,880		22,446		68,326		--		68,683		26,870		41,813	September 1994	March 1995- September 1996- January 2000	22
Buenos Aires Design		--		59,497		10,891		70,388		--		70,388		52,729		17,659	November 1993- December 1993	November 1997	20
Patio Bullrich		8,419		163,448		55,913		219,361		--		227,780		90,208		137,572	September 1988	October 1998	23
Alto Rosario		25,686		72,572		65,644		138,216		--		163,902		22,868		141,034	November 2004	N/A	29
Mendoza Plaza Shopping		10,546		124,719		48,386		173,105		--		183,651	59,274			124,377	June 1994	December 2004	22
Neuquén Project		2,132		10,822		4,675		15,497		--		17,629	566			17,063	Under construction	September 1999	N/A
Panamerican Mall		110,222		545,916		(120,983)		424,933		--		535,155	42,356			492,799	July 2009	November, 2006	28
Shopping Córdoba		5,009		97,535		15,101		112,636		--		117,645	37,758			79,887	March, 1990	December, 2006	16
Other	4,560		7,832		--		7,832		--		12,392		5,960			6,432	N/A	N/A	N/A
Total	Ps.	813,423	Ps.	3,092,473	Ps.	763,033	Ps.	3,852,999	Ps.	(2,507)	Ps.	4,666,422	Ps.	1,327,222	Ps.	3,339,200

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(r)     Investments in real estate and accumulated depreciation (continued)

		Year ended June 30,
		2011		2010		2009
Balance, beginning of the year	Ps.	3,792,700	Ps.	3,694,969	Ps.	3,475,355
Additions during the year:
Acquisition		70,180		100,804		- -
Improvements		806,431		55,106		55,425
Recovery of impairment		1,025		359		1,083
Transfers from work-in-progress leasehold improvements		- -		- -		319,834
		4,670,336		3,851,238		3,851,697

Deductions during the year:
Sales		(3,914)		(58,538)		(156,728)
		(3,914)		(58,538)		(156,728)
Balance, end of the year	Ps.	4,666,422	Ps.	3,792,700	Ps.	3,694,969

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(s)     Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2011 prepared in accordance with SEC S-X 12-29.

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.		Col. G.		Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages		Carrying amount of mortgages		Principal amount of loans subject to delinquent principal or interest
Customer A	14%	June-2012	Quaterly	None	Ps.	29,688	Ps.	14,844	None
Customer B	10%	August-2012	Monthly	None		3,856		2,711	None
Under Ps. 49	6-14-16-17%	September 2009 – January 2011 – May 2013	Monthly	None		142		276	None
Mortgage receivables Ps. 50 - Ps.99	12-14%	April 2014 - April 2015 - July 2014 - May 2014	Monthly	None		443		633	None
Mortgage receivables Ps. 100 - Ps.179	6-14%	June 2014 - December 2012	Monthly	None		316		185	None
Mortgage receivables Ps. 180 - Ps.299	6%	June 2013 - October 2012	Monthly	None		523		491	None
Mortgage receivables Ps. 300 - Ps.379	6-12-14%	June 2012 - November 2012 – April 2019	Semiannual – Monthly	None		1,340		909	None
Mortgage receivables Ps. 380 - Ps.459	12%	March 2019 – April 2019 – May 2019	Monthly	None		2,143		2,129	None
Mortgage receivables Ps. 460 - Ps.549	12%	June 2019	Monthly	None		1,571		1,571	None
Mortgage receivables Ps. 550 - Ps.619	12%	May 2019 – March 2019 – April 2019 – June 2019	Monthly	None		4,106		1,165	None
Mortgage receivables Ps. 620 - Ps.689	12-14%	June 2012 – March 2019	Semiannual – Monthly	None		937		618	None
Mortgage receivables Ps. 690 - Ps.769	12%	April 2019 – May 2019	Monthly	None		3,672		6,558	None
Mortgage receivables Ps. 770 - Ps.849	12%	May 2019	Monthly	None		844		841	None
Over 850	12-14%	June 2012 – June 2019	Monthly	None		947		477	None
					Ps.	50,528	Ps.	33,408

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

25.    Differences between Argentine GAAP and US GAAP (continued)

II.         Additional disclosure requirements (continued)

(s)     Mortgage receivable on real estate (continued)

             The summary of activity in mortgage receivables is as follows:

		Year ended June 30,
	2011		2010		2009
Balance, beginning of year	Ps.	33,913	Ps.	10,449	Ps.	1,343
Additions during the year:
New mortgage loans		14,061		34,556		9,392
Deductions during the year:
Collections of principal		(14,566)		(11,092)		(286)
Balance, end of year	Ps.	33,408	Ps.	33,913	Ps.	10,449

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

26.       Other financial statement information

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

e.      Foreign currency assets and liabilities

f.       Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

26.          Other financial statement information (continued)

                a.             Fixed assets

	Original value										Depreciation											Net carrying value as of June 30,
											Current year
Principal account		Value as of beginning of year		Additions and transfers		Adquisition/ sale of companies		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases) and transfers		Adquisition/sale of companies		Amount (i)		Accumulated as of end of year	Impairment		2011		2010
Furniture and fixtures	Ps.	40,310	Ps.	2,753	Ps.	(1,156)	Ps.	1,181	Ps.	43,088	Ps.	26,811	Ps.	(818)	Ps.	(1,375)	Ps.	4,324	Ps.	28,942	Ps. --	Ps.	14,146	Ps.	13,499
Machinery and equipment		65,035		2,551		(15,140)		(3,494)		48,952		58,960		(3,447)		(13,824)		3,529		45,218	--		3,734		6,075
Computer equipment		--		--		--		--		--		--		--		--		--		--	--		--		--
Vehicles		545		--		--		--		545		518		--		--		13		531	--		14		27
Leasehold improvements		25,325		7		(6,607)		(750)		17,975		22,256		--		(6,338)		1,530		17,448	--		527		3,069
Advances to suppliers		33,181		20,802		(96)		(41,088)		12,799		--		--		--		--		--	--		12,799		33,181
Properties:
Alto Palermo Park		622		--		--		--		622		76		--		--		4		80	--		542		546
Av. de Mayo 595		7,339		--		--		--		7,339		2,850		--		--		234		3,084	--		4,255		4,489
Bouchard 551		160,657		--		--		--		160,657		10,087		--		--		2,328		12,415	--		148,242		150,570
Bouchard 710		72,460		39		--		--		72,499		7,199		--		--		1,023		8,222	--		64,277		65,261
Constitución 1111		1,338		--		--		--		1,338		441		--		--		43		484	--		854		897
Constitución 1159		8,762		--		--		--		8,762		- -		--		--		--		--	(2,375)		6,387		5,427
Costeros Dique IV		23,337		--		--		--		23,337		4,226		--		--		588		4,814	--		18,523		19,111
Costeros Dique II Edificios A y B		--		--		--		--		--		--		--		--		--		--	--		--		--
Dique IV		67,256		151		--		(314)		67,093		2,636		(19)		--		2,258		4,875	--		62,218		64,620
Dock del Plata		932		--		--		(932)		--		68		(85)		--		17		--	--		--		864
Hotel Intercontinental		128,682		2,191		--		--		130,873		74,083		--		--		4,502		78,585	--		52,288		54,599
Hotel Libertador		119,562		4,561		--		--		124,123		78,889		--		--		4,143		83,032	--		41,091		40,673
Hotel Llao Llao		144,125		1,655		--		--		145,780		43,049		--		--		5,624		48,673	--		97,107		101,076
Intercontinental Plaza		113,969		--		--		--		113,969		31,561		--		--		4,014		35,575	--		78,394		82,408
Libertador 498		20,344		--		--		(2,982)		17,362		5,687		(882)		--		533		5,338	--		12,024		14,657
Libertador 602		--		--		--		--		--		--		--		--
Av. Madero 1020		363		--		--		--		363		145		--		--		21		166	--		197		218
Maipú 1300		52,716		--		--		--		52,716		14,429		--		--		1,383		15,812	--		36,904		38,287
Rivadavia 2768		334		--		--		--		334		117		--		--		26		143	--		191		217
Santa María del Plata		12,497		13		--		--		12,510		1		--		--		1		2	--		12,508		12,496
Sarmiento 517		485		--		--		--		485		91		--		--		18		109	(132)		244		197
Catalinas Norte plot of land		100,804		1,862		--		--		102,666		- -		--		--		--		--	--		102,666		100,804
Suipacha 652		17,010		--		--		--		17,010		6,074		--		--		452		6,526	--		10,484		10,936
Museo Renault		4,970		--		--		--		4,970		185		--		--		93		278	--		4,692		4,785
Edificio República		230,294		69		--		394		230,757		10,517		--		--		4,705		15,222			215,535		219,777
Torre BankBoston		162,773		--		--		--		162,773		7,577		--		--		2,698		10,275	--		152,498		155,196
Dot Baires Office Building		13,346		3,648		7,036		83,178		107,208		--		(44)		--		2,109		2,065	--		105,143		13,346
Predio San Martin		--		70,180		--		--		70,180		--		--		--		186		186	--		69,994		--
Rights for parking spaces to be received		--		9,264		--		--		9,264		--		--		--		--		--	--		9,264		--
Shopping Centers:
Shopping Abasto		265,000		1,539		173,068		943		440,550		99,618		--		--		13,401		113,019	--		327,531		165,382
Shopping Alto Palermo		432,081		2,669		170,817		(1,753)		603,814		296,087		--		--		26,781		322,868	--		280,946		135,994
Shopping Alto Avellaneda		201,672		2,597		112,739		395		317,403		126,100		--		--		19,168		145,268	--		172,135		75,572
Shopping Paseo Alcorta		133,818		947		67,397		(447)		201,715		62,329		(48)		--		5,455		67,736	--		133,979		71,489
Shopping Alto Noa		46,237		339		22,131		(24)		68,683		23,675		--		--		3,195		26,870	--		41,813		22,562
Shopping Buenos Aires Design		59,497		236		10,655		--		70,388		50,472		--		--		2,257		52,729	--		17,659		9,025
Shopping Patio Bullrich		171,867		210		55,663		40		227,780		80,987		--		--		9,221		90,208	--		137,572		90,880

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

26.          Other financial statement information (continued)

                a.             Fixed assets (continued)

	Original value										Depreciation												Net carrying value as of June 30,
													Current year
Principal account	Value as of beginning of year		Additions and transfers		Adquisition/ sale of companies		Deductions and transfers		Value as of end of year		Accumulated as of beginning of year		Increases / (decreases) and transfers		Adquisition/sale of companies		Amount (i)		Accumulated as of end of year		Impairment		2011		2010
Shopping Alto Rosario	Ps.	98,258	Ps.	442	Ps.	65,155	Ps.	47	Ps.	163,902	Ps.	17,562	Ps.	--	Ps.	--	Ps.	5,306	Ps.	22,868	--		Ps.	141,034	Ps.	80,696
Shopping Villa Cabrera		102,544		461		13,936		704		117,645		32,547		--		--		5,211		37,758	--			79,887		69,997
Mendoza Plaza Shopping		135,265		1,132		46,737		517		183,651		53,555		--		--		5,719		59,274	--			124,377		81,710
Neuquén Project		12,954		2,908		5,734		(3,967)		17,629		566		--		--		--		566	--			17,063		12,388
Dot Baires		656,138		7,153		(42,770)		(85,366)		535,155		23,890		(51)		--		18,517		42,356	--			492,799		632,248
Soleil Factory		--		2,257		41,691		28,548		72,496		--		--		--		3,781		3,781	--			68,715		--
Other		35,644		1,794		3,967		337		41,742		8,258		--		--		885		9,143	--			32,599		27,386
Total as of June 30, 2011	Ps.	3,980,348	Ps.	144,430	Ps.	730,957	Ps.	(24,833)	Ps.	4,830,902	Ps.	1,284,179	Ps.	(5,394)	Ps.	(21,537)	Ps.	165,296	Ps.	1,422,544	Ps.	(2,507)	Ps.	3,405,851
Total as of June 30, 2010	Ps.	3,840,830	Ps.	168,586	Ps.	289	Ps.	(60,575)	Ps.	3,949,130	Ps.	1,116,433	Ps.	(13,231)	Ps.	--	Ps.	149,759	Ps.	1,252,961	Ps.	(3,532)			Ps.	2,692,637

(i)      The allocation of annual depreciation charges in the consolidated statements of income is included in Note 26.f., except for Ps. 425 and Ps. 2,068 for the years ended June 30, 2011 and 2010, respectively, passed-through to tenants.

(ii)      Net of the depreciation of the year for Ps. 13 and Ps. 2 for the years ended June 30, 2011 and 2010 and recovery of impairment of Ps. 1,012 for the year ended 2011 and Ps. 361 for the year ended 2010.

(iii)    Some reclassifications have been made related to the allocation of higher values and facilities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

26.          Other financial statement information (continued)

b.                   Intangible assets, net:

	Original value						Amortization								Net carrying value as of June 30,
									Current year
Principal account		Value as of beginning of year		Additions / (deductions)	Value as of end of year		Accumulated as of beginning of year		Increases / (decreases)		Amount (i)		Accumulated as of end of year		2011		2010
Preoperating and organization expenses	Ps.	44,689	Ps.	(4,411)	Ps.	40,278	Ps.	21,664	Ps.	(7,221)	Ps.	4,643	Ps.	19,086	Ps.	21,192	Ps.	23,025
Customers		705		(705)		--		95		(105)		10		--		--		610
Intangible assets – Saving expenses
-Torre BankBoston		5,644		--		5,644		5,070		--		574		5,644		--		574
-Museo Renault		198		--		198		198		--		--		198		--		- -
-Edificio República		555		--		555		468		--		87		555		--		87
Non-compete agreement		12,174		(12,174)		--		3,758		(4,628)		870		--		--		8,416
Concession Arcos del Gourmet		20,873		--		20,873		--		--		--		--		20,873		20,873
Trademarks		1,429		(443)		986		617		(14)		86		689		297		812
Total as of June 30, 2011	Ps.	86,267	Ps.	(17,733)	Ps.	68,534	Ps.	31,870	Ps.	(11,968)	Ps.	6,270	Ps.	26,172	Ps.	42,362
Total as of June 30, 2010	Ps.	39,876	Ps.	46,391	Ps.	86,267	Ps.	21,317	Ps.	(436)	Ps.	10,989	Ps.	31,870			Ps.	54,397

(i)                 The allocation of annual amortization charges in the consolidated statements of income is included in “Other expenses” (Note 26.f.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

26.      Other financial statement information (continued)

c.               Allowances and provisions

						Carrying value of June 30,
Item	Balances as of beginning of year		Additions		Deductions	2011	2010	2009
Deducted from current assets:
Allowance for doubtful accounts	114,151	(i)	49,616	(ii)	(48,251)	115,516	114,151	128,964
Allowance for impairment of investments	7,423		--		(7,423)	--	7,423	10,198
Total as of June 30, 2011	Ps. 121,574		Ps. 49,616		Ps. (55,674)	Ps. 115,516
Total as of June 30, 2010	Ps. 139,162		Ps. 30,253		Ps. (47,841)		Ps. 121, 574
Total as of June 30, 2009	Ps. 116,144		Ps. 93,697		Ps. (70,679)			Ps. 139,162

Deducted from non-current assets:
Allowance for doubtful mortgage receivable...	2,208		--		--	2,208	2,208	2,208
Allowance for doubtful accounts	1,250		--		(1,250)	--	1,250	2,708
Allowance for impairment of undeveloped plots of land	50		--		(50)	--	50	50
Allowance for impairment of fixed assets	3,532		--	(iii)	(1,025)	2,507	3,532	3,891
Allowance for impairment of inventories	157		--	(vi)	(128)	29	157	1,029
Allowance for impairment of non-current investments	1,115		--		(1,115)	--	1,115	1,891
Total as of June 30, 2011	Ps. 8,312		--		Ps. (3,568)	Ps. 4,744
Total as of June 30, 2010	Ps. 11,777		Ps. 2,593		Ps. (6,058)		Ps. 8,312
Total as of June 30, 2009	Ps. 11,186		Ps. 2,066		Ps. (1,475)			Ps 11,777

Included in current liabilities:
Provision for contingencies	2,890	(iv)	1,473	(v)	(2,344)	2,019	2,890	2,594
Total as of June 30, 2011	Ps. 2,890		Ps. 1,473		Ps. (2,344)	Ps. 2,019
Total as of June 30, 2010	Ps. 2,594		Ps. 2,095		Ps. (1,799)		Ps 2,890
Total as of June 30, 2009	Ps. 1,787		Ps. 4,673		Ps. (3,866)			Ps 2,594

Included in non-current liabilities:
Provision for contingencies	7,940	(iv)	7,566	(v)	(2,625)	12,881	7,940	5,537
Total as of June 30, 2011	Ps. 7,940		Ps. 7,566		Ps. (2,625)	Ps. 12,881
Total as of June 30, 2010	Ps. 5,537		Ps. 3,305		(902)		Ps. 7,940
Total as of June 30, 2009	Ps. 7,899		Ps. 1,739		Ps. (4,101)			Ps. 5,537

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

26.      Other financial statement information (continued)

c.               Allowances and provisions (continued)

(i)     Doubtful accounts are disclosed in "Other expenses", net (Note 26.f.). Except for Ps.. 313 corresponding to condonations and net of Ps. 29,510 related to Metroshop acquisition.

(ii)    Related to off set and recovery of the year. Deductions are disclosed in “Other expenses, net” (Note 26.f), except for Ps. 720 corresponding to allowances used during the year. Includes Ps. 44,605 related to Tarshop desconsolidation.

(iii)  Includes recovery of impairment of Ps. 1,012 disclosed in "Gain from operations and holdings of real estate assets, net" and Ps. 13 related to Depreciation and amortization shown in “Other expenses”.

(iv)   Includes Ps. 558 shown in "Other expenses, net" (Note 9) and Ps. 561 shown in "Other expenses" (Note 26.f.). Includes 214 related to the acquisition of Metroshop.

(v)    Related to utilization of the year except for Ps. 489 included in "Other expenses, net" (Note 9) and Ps. 2,490 related to recovery of the year.

(vi)   Includes recovery of impairment of Ps. 128 disclosed in “Gain from operations and holdings of real estate assets, net”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

26.       Other financial statement information (continued)

d.         Costs

			Year ended June 30,
	2011		2010		2009
I. Cost of sales
Stock as of beginning of year	Ps.	311,516	Ps.	187,707	Ps.	182,780
Plus:
Purchases of the year (i)		102,274		83,512		41,053
Adquisition of business		3,021		--		--
Expenses (Note 26.f.)		5,840		14,004		8,773
Barter Caballito plot of land (TGLT)		51,999		--		--
Restitution of assets of mortgage foreclosure		471		--		--
Transfers to fixed assets		--		- -		- -
Transfers from fixed assets		7,279		43,984		78,870
Transfers from intangible assets		238		--		--
Transfers from undeveloped parcels of land		67,130		7,789		5,406
Capitalized interest		2,857		1,932		7,087
Reversal Caballito plot of land (Cyrsa)		(3,595)		--		--
Write offs due to obsolescence		(1,189)		--		--
Sale of business		--		21,902		- -
Stock as of end of year		(348,526)		(311,516)		(187,707)
Subtotal		199,315		49,314		136,262
Plus:
Gain from recognition of inventories at net realizable value		45,442		33,831		12,056
Results from holding of real estate assets		7		- -		- -
Cost of properties sold		244,764		83,145		148,318
II. Cost of leases
Expenses (Note 26.f.)		214,032		189,783		138,352
Cost of properties leased		214,032		189,783		138,352
III. Cost of fees for services
Expenses (Note 26.f.)		--		- -		253
Cost of fees for services		--		- -		253
IV. Cost of hotel activities
Stock as of beginning of year		3,141		2,125		3,220
Purchases of the year		434		1,016		(1,095)
Expenses (Note 26.f.)		119,471		102,897		98,889
Stock as of end of year		(3,575)		(3,141)		(2,125)
Cost of hotel activities		119,471		102,897		98,889
V. Cost of consumer financing
Expenses (Note 26.f.)		22,488		99,470		122,694
Cost of consumer financing		22,488		99,470		122,694
TOTAL COSTS	Ps.	600,755	Ps.	475,295	Ps.	508,506

(i)         Includes Ps. 8,200 related to the square meters that shall be received to the balance from the sale of business (see note 2. g.B.4).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

26.       Other financial statement information (continued)

e.               Foreign currency assets and liabilities

					Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)		2011		2010
Assets
Current assets
Cash and banks:
Cash on hand	US$	87	4.070	Ps.	355	Ps.	815
Cash on hand	EUR	18	5.906		109		18
Cash on hand	BRL	- -	- -		- -		- -
Cash on hand	GBP	3	6.538		17		14
Cash on hand	UYU	2	0.162		0		1
Cash on hand	BRL	3	2.510		7		6
Bank accounts	US$	34,380	4.070		139,927		38,926
Bank accounts	EUR	15	5.906		91		1,689
Checks to be deposited	US$	- -	4.070		- -		134
Investments:
Other investments	US$	3	4.070		12		16
Mutual funds	US$	42,350	4.070		172,364		104,335
Shares of public companies	US$	5	4.070		20		1,132
Shares of public companies	EUR	490	5.906		2,892		2,930
Interest receivable Non-Convertible Notes Cresud S.A.C.I.F. y A	US$	643	4.070		2,615		- -
Accounts receivable, net	US$	18,708	4.070		76,140		42,692
Accounts receivable, net	UYU	474	0.162		77		57
Related Parties	US$	33	4.110		136		5,636
Other receivables and prepaid expenses:
Metropolitan, put option	US$	- -	- -		- -		48,461
Related parties	US$	1,205	4.110		4,953		34,623
Receivables from the sale of shares	US$	- -	- -		- -		35,772
Prepaid expenses and services	US$	502	4.070		2,043		943
Guarantee deposits	US$	2	4.070		6		733
Others	US$	2,577	4.070		10,489		789
Others	UYU	5	0.162		1		1
Others	EUR	3	5.906		17		- -
Total current assets					412,271		319,723
Non-current assets
Investments:
Non-convertible Notes Cresud S.A.C.I.F. y A.	US$	1,893	4.070		7,706		- -
Advance payments for the acquisition of shares	US$	442	4.070		1,797		23,346
Hersha Hospitality Trust	US$	68,120	4.070		277,248		204,553
Others	US$	23	4.070		94		393
Accounts receivable, net	US$	3,466	4.070		14,108		17,030
Other receivables and prepaid expenses:
Others	US$	212	4.070		863		117
Total non-current assets					301,816		245,439
Total assets as of June 30, 2011				Ps.	714,087
Total assets as of June 30, 2010						Ps.	565,162

(i)  Official exchange rate prevailing as of June 30, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

26.       Other financial statement information (continued)

e.          Foreign currency assets and liabilities (continued)

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	2011		2010

Liabilities
Current liabilities
Trade accounts payable:
Trade accounts payable	US$	4,178	4.110		17,170		27,064
Trade accounts payable	EUR	31	5.964		185		188
Related parties	US$	155	4.110		638		119
Advances from customers	US$	25,936	4.110		106,596		28,814
Taxes payable	US$	16	4.110		64		89
Short-Term debt	US$	28,643	4.110		117,724		91,635
Short-Term debt	EUR	22	5.964		133		- -
Other liabilities:
Liabilities from the purchase of shares	US$	- -	- -		- -		24,599
Related Parties	US$	4,875	4.110		20,037		270
Guarantee deposits	US$	514	4.110		2,113		2,677
Others	US$	21	4.110		88		2,985
Total current liabilities					264,748		178,440
Non-current liabilities
Advances from customers	US$	102	4.110		418		- -
Seller financing	US$	- -	- -		- -		12,166
Long-Term debt	US$	430,773	4.110		1,770,477		1,118,941
Other liabilities:
Loans with shareholders of related parties	US$	- -	- -		- -		726
Hersha option payable	US$	- -	- -		- -		16,693
Guarantee deposits	US$	1,154	4.110		4,745		3,880
Others	US$	158	4.110		650		5,897
Taxes payable	US$	1,928	4.110		7,924		- -
Provision for contingencies	US$	700	4.110		2,877
Total non-current liabilities					1,787,091		1,158,303
Total liabilities as of June 30, 2011				Ps.	2,051,839
Total liabilities as of June 30, 2010						Ps.	1,336,743

 (i) Official exchange rate prevailing as of June 30, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements

  for the years ended June 30, 2011, 2010 and 2009 (Continued)

(Amounts in thousands, except share data and as otherwise indicated)

26.       Other financial statement information (continued)

f.          Other expenses

Items	Cost of properties leased		Cost of properties sold			Cost of fees for services		Cost of hotel activities		Cost of consumer financing		Cost of pass-through expenses		Cost of collective promotion fund		Cost of expenses recovery		Administrative		Selling		Total as of June 30, 2011		Total as of June 30, 2010		Total as of June 30, 2009

Director's fees	Ps.	- -	Ps.	- -		Ps.	- -	Ps.	- -	Ps.	- -	Ps.	- -	Ps.	- -	Ps.	- -	Ps.	53,257	Ps.	- -	Ps.	53,257	Ps.	49,848	Ps.	24,556
Fees and payments for services		240		- -	-		- -		3,914		5,367		12,559		(9)		(12,550)		32,122		4,981		46,624		67,765		53,789
Salaries and bonuses		596		71			- -		48,593		5,407		107,976		12,402		(120,378)		51,181		20,992		126,840		154,016		152,652
Social security contributions		- -		- -			- -		12,655		- -		- -		- -		- -		3,124		1,117		16,896		11,820		12,450
Depreciation and amortization		154,374		15			- -		10,910		568		425		- -		(425)		4,075		1,186		171,128		158,678		134,972
Maintenance of building		26,502		4,593			- -		9,333		243		84,855		944		(85,799)		1,032		- -		41,703		38,306		27,514
Mail and telephone		129		2			- -		4,365		- -		6,087		- -		(6,087)		838		207		5,541		5,035		4,957
Travel expenses		- -		- -			- -		- -		- -		3		- -		(3)		1,253		- -		1,253		1,212		1,028
Advertising		- -		- -			- -		- -		- -		34		75,472		(75,506)		- -		12,476		12,476		27,769		23,531
Lease expense		- -		- -			- -		- -		488		9,787		121		(9,908)		1,371		- -		1,859		1,038		5,396
Commissions and property sales charges		- -		64			- -		3,921		6,485		6		- -		(6)		1,204		9,410		21,084		55,158		74,909
Freight and transportation		- -		1			- -		382		260		3,817		462		(4,279)		1,455		670		2,768		5,272		4,619
Taxes, rates and contributions		1,725		305			- -		- -		2,450		44,620		4,598		(49,218)		33,532		30,245		68,257		52,586		79,820
Subscriptions and publications		- -		- -			- -		- -		- -		74		- -		(74)		600		- -		600		626		504
Bank charges		- -		- -			- -		- -		- -		- -		- -		- -		3,530		- -		3,530		3,931		2,826
Safe deposits box		- -		- -			- -		- -		- -		- -		- -		- -		779		- -		779		709		352
Allowance for doubtful accounts		- -		- -			- -		- -		- -		- -		- -		- -		- -		19,794		19,794		30,253		92,204
Recovery of Allowance for doubtful accounts		- -		- -			- -		- -		- -		- -		- -		- -		- -		(12,764)		(12,764)		(5,867)		- -
Food and beverages		- -		- -			- -		14,341		- -		- -		- -		- -		- -		- -		14,341		11,929		10,189
Insurances		- -		14			- -		144		1,011		1,978		51		(2,029)		1,605		- -		2,774		4,663		5,385
Surveillance		- -		404			- -		- -		- -		4,664		- -		(4,664)		2,245		- -		2,649		2,106		1,714
Training courses		- -		- -			- -		1		- -		1		- -		(1)		251		- -		252		287		432
Gross sales tax		- -		- -			- -		- -		- -		29		- -		(29)		- -		14,071		14,071		51,200		8,418
Personnel		(1)		- -			- -		(790)		197		5,159		562		(5,721)		1,958		756		2,120		4,564		3,510
Common area maintenance expenses		1,154		- -			- -		- -		- -		- -		- -		- -		- -		- -		1,154		- -		- -
Training expenses		- -		- -			- -		- -		- -		- -		- -		- -		- -		- -		- -		- -		- -
Unrecovered expenses		25,117		- -			- -		- -		- -		350		- -		(350)		- -		217		25,334		23,585		10,146
Expenses recovery		- -		- -			- -		- -		- -		(284,635)		(94,343)		378,978		- -		- -		- -		- -		- -
Change for contingencies for lawsuits		2,755		- -			- -		- -		- -		- -		- -		- -		- -		- -		2,755		3,189		1,606
Notary expenses		- -		367			- -		- -		- -		- -		- -		- -		121		- -		488		780		- -
Other		1,441		4			- -		11,702		12		2,211		(260)		(1,951)		4,826		3,346		21,331		26,388		15,012
Total as of June 30, 2011	Ps.	214,032	Ps.	5,840		Ps.	- -	Ps.	119,471	Ps.	22,488	Ps.	- -	Ps.	- -	Ps.	- -	Ps.	200,359	Ps.	106,704	Ps.	668,894
Total as of June 30, 2010	Ps.	189,783	Ps.	14,004		Ps.	- -	Ps.	102,897	Ps.	99,470	Ps.	- -	Ps.	- -	Ps.	- -	Ps.	195,291	Ps.	185,401			Ps.	786,846
Total as of June 30, 2009	Ps.	138,352	Ps.	8,773		Ps.	253	Ps.	98,889	Ps.	122,694	Ps.	- -	Ps.	- -	Ps.	- -	Ps.	147,329	Ps.	236,201					Ps.	752,491

Banco Hipotecario S.A.	Page
Report of Independent Registered Public Accounting Firm	F – 130
Consolidated Balance Sheets as of June 30, 2011 and 2010	F – 131
Consolidated Statements of Income for the years ended June 30, 2011, 2010 and 2009	F – 133
Consolidated Statements of Changes in Shareholders' Equity for the years ended June 30, 2011, 2010 and 2009	F – 135
Consolidated Statements of Cash Flows for the years ended June 30, 2011, 2010 and 2009	F – 136
Notes to the Consolidated Financial Statements	F – 137

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2011 and 2010 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2011. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2011 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

 The Bank’s consolidated financial statements have been prepared in accordance with Argentine Banking GAAP, which differs in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC. These consolidated financial statements include solely a reconciliation of net income and shareholders’ equity to U.S. GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by U.S. GAAP and regulations of the SEC. Information relating to the nature and effect of the differences between accounting rules prescribed by the BCRA and U.S. GAAP is presented in Note 32 to the consolidated financial statements.

Price Waterhouse & Co S.R.L.
Marcelo Trama
Partner

Buenos Aires, Argentina

August 10, 2011, except for notes 32 and 34 as to which the date is December 23, 2011

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

As of June 30, 2011 and 2010

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2011		2010
ASSETS

Cash and due from banks	Ps.	197,114	Ps.	129,122
Banks and correspondents		716,694		683,657
		913,808		812,779

Government and corporate securities (Note 7)		2,344,629		3,329,736

Loans (Note 8)
Mortgage loans		1,642,936		1,851,651
Other loans		4,711,966		2,908,358
		6,354,902		4,760,009
Plus: Accrued interest receivable		41,960		42,672
Less: Allowance for loan losses (Note 9)		(215,297)		(171,303)
		6,181,565		4,631,378

Other receivables from financial transactions (Note 10)
Collateral receivable under repurchase agreements		28,169		-
Amounts receivable under derivative financial instruments (Note 19)		798,397		869,929
Loans in trust pending securitization		31,839		45,477
Amounts receivable under reverse repurchase agreements of government and corporate securities		204,031		63,620
Other (Note 10)		877,144		870,721
		1,949,580		1,849,747
Plus: Accrued interest receivable		11,678		9,664
Less: Allowance for Other receivables from financial transactions		(73,873)		(59,330)
		1,887,385		1,800,081

Investments in other companies		4,066		4,066

Miscellaneous receivables (Note 11)		547,317		514,346

Bank premises and equipment (Note 12)		99,457		112,159

Miscellaneous assets (Note 13)		39,694		22,165

Intangible assets (Note 12)		83,181		56,209

Items pending allocation		1,699		1,152

Total Assets	Ps.	12,102,801	Ps.	11,284,071

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET – (Continued)

As of June 30, 2011 and 2010

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2011		2010

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits
Checking accounts	Ps.	116,115	Ps.	106,617
Saving accounts		433,418		313,553
Time deposits		4,479,516		3,910,517
Other deposit accounts		80,345		60,009
		5,109,394		4,390,696
Plus: Accrued interest payable		113,378		54,504
		5,222,772		4,445,200
Other liabilities from financial transactions
Other banks and international entities (Note 16)		200,002		20,194
Bonds (Note 17)		1,847,234		2,336,525
Argentine Central Bank		12,518		17,130
Amounts payable under derivative financial instruments (Note 19)		675,459		819,500
Borrowings under repurchase agreements collateralized by government securities (Note 15)		207,656		-
Obligation to return securities acquired under reverse repurchase agreements of government and private securities		2,280		71,396
Collections and other transactions on behalf of third parties		21,999		22,212
Other		151,520		254,760
		3,118,668		3,541,717
Plus: Accrued interest payable		23,398		26,254
		3,142,066		3,567,971

Miscellaneous liabilities
Taxes		46,120		21,948
Sundry creditors (Note 21)		312,753		82,244
Other (Note 21)		87,917		39,618
		446,790		143,810

Reserve for contingencies (Note 14)		153,133		226,323

Items pending allocation		3,669		1,968

Non-controlling interest		66,274		37,133

Total Liabilities		9,034,704		8,422,405

SHAREHOLDERS' EQUITY

Common stock		1,463,365		1,428,900
Treasury stock		54,149		105,091
Paid in capital		834		-
Inflation adjustment on common stock		699,601		683,124
Reserves		476,524		437,461
Retained earnings		373,624		207,090
Total Shareholders' Equity		3,068,097		2,861,666
Total Liabilities and Shareholders' Equity	Ps.	12,102,801	Ps.	11,284,071

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the twelve-month periods ended June 30, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		2011		2010		2009
Financial income
Interest on loans and other receivables from financial transactions	Ps.	906,992	Ps.	718,233	Ps.	938,895
Income from government and corporate securities.		510,711		504,019		75,037
Other		2,786		57		2,227
		1,420,489		1,222,309		1,016,159
Financial expenses
Interest on deposits and other liabilities from financial transactions		667,804		614,166		573,582
Contributions and taxes on financial income		80,259		47,424		41,726
		748,063		661,590		615,308
Provision for loan losses (Note 9)		110,141		100,150		209,844
Income from services
Insurance premiums		254,956		106,748		107,946
Commissions (Note 22)		398,351		244,336		168,570
Other (Note 22)		169,848		125,036		112,337
		823,155		476,120		388,853
Expenses for services
Insurance claims		43,287		14,528		10,517
Commissions (Note 22)		121,499		122,394		105,612
Contributions and taxes on income from services		17,872		11,940		11,117
		182,658		148,862		127,246
Administrative expenses
Salaries and social security contributions		485,546		276,977		222,559
Advertising expenses		63,038		37,264		7,880
Value added tax and other taxes		42,015		26,559		19,757
Directors’ and Syndics’ fees		15,842		11,150		8,965
Fees for administrative services		112,535		75,402		77,249
Maintenance and repairs		18,603		16,213		9,657
Electricity and communications		26,872		27,255		18,794
Depreciation of bank premises and equipment		14,065		13,616		14,366
Rent		17,661		15,379		14,197
Other		123,052		63,551		62,847
		919,229		563,366		456,271
Net income (loss) from financial transactions	Ps.	283,553	Ps.	224,461	Ps.	(3,657)

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME – (Continued)

For the twelve-month periods ended June 30, 2011, 2010 and 2009

 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2011	2010	2009

Miscellaneous income
Penalty interest	30,950	9,817	11,269
Loans recoveries	141,967	87,382	125,612
Other (Note 23)	21,489	15,677	33,224
	194,406	112,876	170,105

Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables	66,845	49,752	44,671
Other (Note 23)	151,294	62,835	56,282
	218,139	112,587	100,953

Income before income taxes and Non-controlling interest..............	259,820	224,750	65,495
Income taxes (Note 25)	28,021	24,351	11,512
Non-controlling interest	(13,382)	(1,470)	(3,520)
Net income for the period	218,417	198,929	50,463

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the twelve-month periods ended June 30, 2011, 2010 and 2009

 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		Common stock (Note 27)		Paid in capital (Note 27)		Treasury stock (Note 27)		Inflation adjustment of common stock (Note 27)	Reserves				Retained earnings		Total shareholders´ equity
									Legal (Note 27)		Voluntary (Note 27)

Balance as of June 30, 2008	Ps.	1,500,000	Ps.	-	Ps.	-	Ps.	717,115	Ps.	143,912	Ps.	-	Ps.	290,707	Ps.	2,651,734

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 29, 2009 – Legal Reserve		-		-		-		-		253,996		-		(253,996)		-

Board Meeting 243 held on January 21, 2009		-		-		-		-		-		-		(39,460)		(39,460)

Treasury stock (Note 27.a.)		(71,100)				105,091		(33,991)		-		-		-		-

Net loss for the period		-		-		-		-		-		-		50,463		50,463

Balance as of June 30, 2009	Ps.	1,428,900	Ps.	-	Ps.	105,091	Ps.	683,124	Ps.	397,908	Ps.	-	Ps.	47,714	Ps.	2,662,737

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 30, 2010 – Legal Reserve		-		-		-		-		39,553		-		(39,553)		-

Net income for the period		-		-		-		-		-		-		198,929		198,929

Balance as of June 30, 2010	Ps.	1,428,900	Ps.	-	Ps.	105,091	Ps.	683,124	Ps.	437,461	Ps.	-	Ps.	207,090	Ps.	2,861,666

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 13, 2011 – Legal Reserve		-		-				-		39,063		-		(52,438)		(13,375)

Sales of treasury stocks (Note 27.a.)		34,465		834		(50,942)		16,477						555		1,389

Net income for the period		-		-				-		-		-		218,417		218,417

Balance as of June 30, 2011	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	476,524	Ps.	-	Ps.	373,624	Ps.	3,068,097

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the twelve-month periods ended June 30, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		2011		2010		2009
Cash flows from operating activities:
Net income	Ps.	218,417	Ps.	198,929	Ps.	50,463
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals		176,986		149,902		254,515
Net gain on investment government securities		(23,324)		(151,380)		(52,145)
Gain on derivative financial instruments		(51,569)		(48,655)		(43,550)
Depreciation and amortization		34,863		28,433		26,937
Net gain on sale of premises and equipment and miscellaneous assets		(3,721)		(1,599)		(16,581)
Net Indexing (CER and CVS) of loans and deposits		81,053		45,935		89,626
Net Interest and indexing (CER) of borrowings and compensations from Argentine Central Bank		-		-		36,766
Non-controlling interest		13,382		1,470		3,520
Net change in trading investments		(944,799)		(481,200)		(581,347)
Net reverse repurchase agreements of government and corporate securities		-		-		207,041
Net change in other assets		(128,346)		386,164		(1,086,227)
Net change in other liabilities		14,749		(1,323,655)		(186,617)
Net cash (used in) operating activities		(612,309)		(1,195,656)		(1,297,599)

Cash flows from investing activities:
(Increase)/Decrease in loans, net		(2,060,769)		(1,151,335)		17,681
Proceeds from securitization of consumer loans		515,901		762,120		-
Proceeds from maturities of available for sale securities		553,615		556,126		535,131
Payment for the Tarshop S.A. acquisition net of cash acquired		(89,352)		-		-
Proceeds from sales of available for sale securities		1,421,741		233,217		-
Proceeds from sale of premises and equipment		21,635		1,570		4,887
Purchases of premises and equipment, miscellaneous and intangible assets		(86,415)		(33,856)		(33,552)
Net cash provided by investing activities		276,356		367,842		524,147

Cash flows from financing activities:
Increase in deposits, net		718,698		1,023,776		1,458,835
Principal payments on bonds, notes, and other debts		(532,467)		(612,894)		(221,987)
(Decrease)/Increase in borrowings, net		223,331		(116,139)		36,443
Net cash provided by financing activities		409,562		294,743		1,273,291

Net increase/(decrease) in cash and cash equivalents		73,609		(533,071)		499,839
Cash and cash equivalents at the beginning of the period		812,779		1,227,901		647,691
Effect of foreign exchange changes on cash and cash equivalents		27,420		117,949		80,371
Cash and cash equivalents at the end of the period	Ps.	913,808	Ps.	812,779	Ps.	1,227,901

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	56,018	Ps.	31,720	Ps.	27,588
Cash paid for presumptive minimum income tax		19,855		19,944		18,765
Non-cash transactions involving securitizations		25,795		38,106		-

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

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

b. Basis of presentation

The consolidated financial statements of the Bank have been prepared in accordance with the rules of Banco Central de la República Argentina (“Argentine Central Bank” or “BCRA”) which prescribes the accounting reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”). These rules differ in certain respects from generally accepted accounting principles in Argentina (“Argentine GAAP”) applicable to enterprises in general. The significant differences between Argentine Banking GAAP and Argentine GAAP are described in Note 5 to the consolidated financial statements. Argentine Banking GAAP and Argentine GAAP also differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the Securities and Exchange Commission (“SEC”). These consolidated financial statements include solely a reconciliation of net income and shareholders’ equity to U.S. GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the SEC. See Note 32 for details.

Certain disclosures required by the Argentine Banking GAAP have not been presented herein since they are not required under U.S. GAAP or the SEC and are not considered to be relevant to the accompanying consolidated financial statements taken as a whole.

Certain reclassifications of prior years information have been made to conform to current year presentation. Such reclassifications do not have a significant impact on the Bank financial statements.

c. Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2011 and 2010 are as follows:

Issuing Company	June 30,
	2011	2010
BHN Sociedad de Inversión Sociedad Anónima	99.99%	99.99%
BHN Seguros Generales Sociedad Anónima	99.98%	99.98%
BHN Vida Sociedad Anónima	99.98%	99.98%
BACS Banco de Crédito y Securitización Sociedad Anónima	70.00%	70.00%
Tarshop S.A. (Note 30)	80.00%	-
BH Valores Sociedad de Bolsa SA	100.00%	100.00%

Under the stock purchase agreement dated March 10, 2011 the International Finance Corporation (IFC) sold its equity share of 20% in BACS Banco de Crédito y Securitización S.A. equivalent to 12,500,000 shares, to the Bank (17.5%) and the rest to public investors (2.5%). The transaction is subject to the BCRA’s approval. As a result, the Bank’s new shareholding in BACS’s capital stock will rise from 70% to 87.5%. The purchase price was fixed at US$ 4.4 million. A payment of US$ 0.9 million was made upon signing the stock purchase agreement. As of the date of issuance of these financial statements, this transaction is pending of approval by the BCRA, and as such the Bank as recorded the payment of US$ 0.9 million in March 30, 2011 under “Miscellaneous assets”.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On August 30, 2010, the Financial and Exchange Institutions Superintendency of the Argentine Central Bank gave its consent to the purchase of Tarshop shares, which price was paid in two installments. The first one on December 29, 2009 (20%) and the last one on September 13, 2010 (80%). As of June 30, 2011 the balance sheet of the Bank include the accounts of Tarshop, and the Statement of income comprises 10 months of results for such business combination. See note 30.

All significant intercompany accounts and transactions have been eliminated in consolidation.

d. Presentation of financial statements in constant argentine pesos

The financial statements have been adjusted for inflation in conformity with the guidelines set in Communication “A” 551 of the Argentine Central Bank up to the financial year ended December 31, 1994, and prepared in accordance with the standards laid down by CONAU 1 Circular. As from January 1, 1995, and according to the authorization accorded by Resolution N° 388 of the Argentine Central Bank's Superintendency of Financial and Exchange Institutions, the Bank discontinued the adjustment for inflation of its financial statements until December 31, 2001. As from January 1, 2002, as a result of the application of Communication “A” 3702 which established the repeal of any legal and regulatory rule that did not allow companies to restate their accounting balances at period-end currency values, the Bank resumed the application of the adjustment for inflation in accordance with the rules issued in due time by the Argentine Central Bank using the adjustment coefficient derived from the domestic wholesale price index published by the National Statistics and Census Institute (INDEC). Furthermore, it has been considered that the accounting measurements derived from the changes in the purchasing power of the currency between December 31, 1994 and 2001 are stated in the currency value as of the latter date.

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

3. Exposure to the Public Sector

As of June 30, 2011, the Bank maintains the following government-related assets:

a)       Government securities for Ps. 642,581 (excluding securities issued by Argentine Central Bank).

b)       Loans to the national, provincial and municipal governments for Ps. 50,888.

c)       Other receivables for financial transactions for Ps. 50,944 of which Ps. 22,775 corresponds to SISVIAL Financial Trust’s debt securities and Ps. 28,169 corresponds to repurchase transaction of government securities.

The net exposure to the Public Sector, without considering liquid assets in BCRA accounts, amounts to Ps. 744,413 and Ps. 2,286,997 at June 30, 2011 and 2010, respectively.

Communication “A” 4546 dated July 9, 2006, stated that, as from July 1, 2007, exposure to the Public Sector may not exceed 35% of total assets as of the last day of the previous month.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2011 and 2010 the Bank’s exposure to the public sector represents 6.2% and 20.2% of its total assets, respectively.

4.     Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of the consolidated financial statements.

4.1. Foreign Currency Assets and Liabilities

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

4.2. Government and Corporate Securities

As of June 30, 2011 and 2010 securities classified as "Holdings booked at fair value", "Investment in listed corporate securities" and "Securities issued by the BCRA" with volatility published by the BCRA, have been recorded at quoted market prices.

As of June 30, 2011 and 2010, securities classified as “Holdings booked at cost plus return” and “Securities issued by the BCRA” with no volatility published by the BCRA, except Secured Bonds and Discount Bonds as of June 30, 2010, have been recorded at their acquisition cost subject to an exponential increase based on their internal rate of return.

As of June 30, 2010, “Secured Bonds” issued by the Fiduciary Fund for Provincial Development received within the framework of Decree 1579/02, Ministry of Economy Technical Pronouncement 539/02 and complementary rules, were recorded at the higher of (i) the market value as of the measurement date and (ii) the book value as of the end of the preceding month, net of accrued interest and CER adjustment and accumulated collections received for such bonds.

As of June 30, 2010, Discount Bonds exchanged as part of the sovereign debt restructuring process have been recorded at the lower of (i) the aggregate nominal cash flow until maturity under the issuance conditions for the new securities and (ii) the book value of the securities offered, which is equivalent to the present value of the Secured Bonds (BOGAR 2018).

4.3. Loans

The portfolio of performing loans and loans with 90 days or less past due, has been recorded at principal amounts, net of amortization, adjusted by CER (Reference Stabilization Index), and CVS (Adjustment Salary Variation Index), where applicable, plus accrued interest and net of allowance for loan losses.

Other loans to the public sector as of June 30, 2010, were recorded at their net book value as of January 31, 2009, net of contra accounts and financial services collected after that date. As of June 30, 2011, those loans were recorded at cost plus interest accrued based on their internal rate of return, taking as cost their book value as of December 31, 2010.

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

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.4. Interest accruals and adjustments of principal amounts (CER and CVS)

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

4.5. Allowance for Loan Losses

The Bank provides for estimated future possible losses on loans and the related accrued interest through the establishment of an allowance for loan losses. The allowance charged to expense is determined by management based upon loan classification, actual loss experience, current and expected economic conditions, delinquency aging, and an evaluation of potential losses in the current loan portfolio. Specific attention is given to loans with evidence that may negatively affect the Bank´s ability to recover the loan and accrued interest.

4.6. Mortgage Related Insurance

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

The Bank has set up a reserve for incurred but not reported and pending insurance claims for Ps.1,181 and 1,181 as of June 30, 2011 and 2010, respectively.

The Bank discontinues accruing insurance premiums for individual loans when the related loan is over 90 days past due.

4.7. Loans in trust pending securitization

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

4.8. Derivative Financial Instruments

Currency swaps are recorded on the basis of the net asset or liability derived from the accrual of amount receivable in Euros or US dollar, minus the accrual of interest payable in US dollar or Euros (both derived from the current coupon of the swap).

Credit currency swap are recorded on the basis of the net asset or liability position derived from variations in the underlying assets. In addition, the Bank creates provisions for these transactions when the value stated above exceeds their fair value, as requested by the BCRA for this credit currency swap.

Interest rate swaps to hedge exposure against interest rate risk attached to liabilities and assets are recorded on the basis of the net asset or liability derived from the accrual of interest receivable (on a fixed interest rate basis) minus the accrual of interest payable (on a variable interest rate basis), both derived from the current coupon of the swap.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Forward transactions have been recorded, under “Other Receivables from Financial Brokerage” and / or “Other Liabilities Resulting from Financial Brokerage”, as the case may be, by the difference between the agreed foreign currency exchange rate and the spot exchange rate at the end of the period.

Future contracts buy or sell foreign currency is recorded at fair value.  The settlement of these contracts is carried on a daily basis for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day.

Changes in these values, for all derivative instruments, are recognized as a gain or loss under the caption “Financial Income – Interest on loans and other receivables from financial transactions” or “Financial Expenses – Interest on deposits and other liabilities from financial transactions”, respectively.

4.9. Securitizations of Loans

The Bank accounted for the transfer of loans to trusts and the issuance of mortgage bonds, as a sale and recorded its retained interest in the securitization trusts at their principal amounts. A gain or loss is recognized for the difference between the cash proceeds received and the principal balance of the loans underlying the bonds sold. Retained interests relating to certificates of participation are adjusted on a monthly basis to reflect the net results of the Bank's residual interest in the trusts.

The certificates of participation have been recorded according to the equity method of accounting, written down, if applicable, to reflect any allowances for impairment. In addition, debt securities issued by the trust are recorded at face value, adjusted by CER, when applicable, plus accrued interest, written down, if applicable, to reflect any allowances for impairment and less the negative amount of the equity method applied to the certificates of participation, when applicable.

4.10. Investments in Other Companies

Investments in Other Companies include equity interest in companies where a Non-controlling interest is held.

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists.

Permanent equity investments in companies where corporate decision are not influenced, are accounted for at the lower of cost and the equity method. As of June 30, 2011 and 2010 these investments were recorded at cost.

4.11.    Bank Premises and Equipment and Miscellaneous Assets

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

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.12.    Intangible Assets, Net

Software expenses as well as start-up costs are carried at cost, adjusted for inflation (as described in Note 1.d), less accumulated amortization. These intangible assets are amortized under the straight-line method over their estimated useful life.

Goodwill arising from the acquisition of 80% interest in Tarshop S.A.'s capital stock is recorded by the difference between the purchase price and the book value of the net assets acquired in accordance with Argentine Central Bank rules. Goodwill is subsequently amortized in a straight line basis over the estimated useful life months.

4.13. Non-controlling interest

The breakdown of supplementary equity interests recorded in “Non-controlling interest” in the accompanying consolidated balance sheets is as follows:

	June 30,
	2011		2010

BACS Banco de Crédito y Securitización SA	Ps.	35,609	Ps.	37,132
BHN Sociedad de Inversión S.A		1		1
Tarshop S.A		30,664		-
Total	Ps.	66,274	Ps.	37,133

4.14. Dismissal indemnities

             The disbursements in respect to dismissal indemnities are expensed in the year in which they occur.

4.15. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, when applicable.

4.16. Reserve for contingencies

Reserve for contingencies are recorded when is probable and the amount of loss can be reasonably estimated. The Bank records them in Reserve for contingencies, under Liabilities. These reserves cover various items, such as insurance risk, provisions for lawsuits, other contingencies, etc.

The Bank has set up provisions recorded at the present value of the remaining payment for its employees' retirement plans.

4.17. Other liabilities from financial transactions

Unsubordinated negotiable obligations have been valued at their residual value plus interests accrued.

4.18. Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2011, 2010 and 2009,  the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

4.19.    Reclassifications

Certain immaterial balances from prior periods have been reclassified to conform to the twelve-month period ended June 30, 2011 presentation.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.20.    Statements of Cash Flows

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the BCRA, but in accordance with the presentation requirements of ASC 230.

For purposes of reporting cash flows, “Cash and cash equivalents” include “Cash and due from banks”.

4.21.    Use of Estimates

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

5. Summary of differences between Argentine Banking GAAP and Argentine GAAP

The Bank’s accounting policies and financial statement presentation generally conform to the rules prescribed by the Argentine Central Bank which prescribes the reporting and disclosure policies for all banks and financial institutions in Argentina. These rules differ in certain respects from Argentine GAAP. The following is a summary of the principal differences between Argentine Banking GAAP and Argentine GAAP:

a)         Compensation received, per Sections 28 and 29 of National Executive Branch Decree 905/02

As of June 30, 2010, the Bank carried under the caption " Government Securities”, government securities arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

Under Argentine GAAP, those assets should have been recorded at their fair value net of estimated selling expenses, charging the quotation differences to the results for each period or year, except there is an intent and ability to carry them until maturity, in which case should be recorded at amortized cost.

b)         Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under Argentine GAAP, income tax must be recognized according to the deferred tax method.

c)         Secured bonds and other government securities

As established by Decree 1579/02 the Bank and the Fiduciary Fund for the Provincial Development exchanged loans to the provincial governments for Provincial Secured Bonds (BOGAR) which as of June 30, 2010 have been disclosed under Government and Corporate Securities.

As of such date, the Bank recorded the aforementioned assets at the higher value arising from comparing the listed value as of the measurement date and the book value of the preceding month, net of contra accounts and financial services collected since such date. Under Argentine GAAP, those assets should be valued at their quotation values net of estimated selling expenses, charging the quotation differences to the results for each year, except there is a possibility and intention to carry them until maturity.

As of June 30, 2011 and 2010, the Bank recorded BOGAR 2018 bonds granted as collateral for the advance payment received from the BCRA, at the value admitted for purposes of setting up guarantees in accordance with the regulations of the BCRA. Under Argentine GAAP, those securities should be valued at their quotation values net of estimated selling expenses.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Discount Bonds are recorded as established in Note 4.2. Under Argentine GAAP, those bonds should be valued at their quotation value less estimated selling expenses.

As of June 30, 2010, the Bonds received in exchange for debt as resolved by Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, BONAR in Argentine Pesos Badlar + 275 bps 2014, classified in “Holdings booked at cost plus return”, have been recorded at cost. This value is increased monthly on the basis of the internal rate of return according to the interest rate which, used as discount, matches the cash flow’s present value with the initial value invested. Under Argentine GAAP, those securities should be recorded at their quoted market prices net of estimated selling expenses.

As of June 30, 2011, the Bank recorded BONAR 2017 bonds and BODEN 2015 bonds, as established in note 4.2. Under Argentine GAAP, those bonds should be recorded at their quoted market value less estimated selling expenses.

d)         Derivatives

Under Argentine Banking GAAP, derivative instruments are recorded as described in Note 4.8. Under Argentine GAAP, derivative financial instruments must be recorded at fair value.

e)         Receivables and debts stemming from refinancing

Pursuant to Argentine GAAP, when certain receivables and debts are replaced by others the terms and conditions thereof are substantially different to the original ones, the existing account shall be closed and a new receivable or debt shall be recorded, the accounting measurement thereof shall be made on the best possible estimate of the amount payable or receivable, discounted at a rate that reflects market valuations on the time value of money and the specific risks of such assets and liabilities. Said transactions are valued under Argentine Banking GAAP based on the rates contractually agreed upon and, as the case may be, the risk is measured pursuant to the classification and provisioning criteria specifically set forth.

f)          Financial Trusts

The financial trust participation certificates have been valued according to the equity method of accounting, net of allowances. In addition, financial trust debt securities have been stated at face value, index-adjusted by applying the CER to the appropriate instruments, plus interest accrued until the end of the period or year, net of allowances, less the negative amount of the Participation Certificates, as the case may be, reported by the Trustee. This criterion differs from Argentine GAAP.

g)         Commissions, Interest and Costs related to Loans and Credit Cards

Pursuant to Argentine GAAPs, certain captions for commissions, fees, charges and costs incurred in, in relation to the granting of loans and credit cards must be capitalized based in future income generation. This criterion is not applied according to the Argentine Banking GAAP.

h)      Ownership interests in other companies and intangible assets

The Bank determined the goodwill for the acquisition of 80% of Tarshop SA’s capital stock based on the excess of the acquisition cost over the equity value of such ownership interest and made the related adjustments between the Argentine GAAP and Argentine Banking GAAP such as deferred tax and allowances for loan losses. Under Argentine GAAP, Goodwill should reflect the difference between the acquisition cost of said ownership interest and the holding percentage over the amount of the net assets valued at fair value.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

6. Restricted Assets

Certain of the Bank's assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	June 30,
	2011		2010
Banco Hipotecario S.A.
Deposits in U$S as collateral for the currency swap transactions	Ps.	66,253	Ps.	91,121
Deposits in securities issued by the BCRA as collateral for OCT transactions		52,088		71,286
Deposits in pesos as collateral for visa credit card transactions		25,378		19,910
	Ps.	143,719	Ps.	182,317

Tarshop S.A.
Government securities as collateral for leases	Ps.	405	Ps.	-
Certificates of participation in Financial Trusts granted as commercial pledge for a loan received		30,298		-
Time deposits pledged for tax obligations arising from Financial Trusts		3,043		-
Deposits in pesos related to Financial Trusts transactions		7,116
	Ps.	40,862	Ps.	-

BACS Banco de Crédito y Securitización S.A.
Bogar 2018 Bonds and Mortgage loans as collateral for the advance received from BCRA	Ps.	14,782	Ps.	22,558
Securities issued by the BCRA as collateral for OCT transactions		740		-
	Ps.	15,522	Ps.	22,558

BH Valores Sociedad de Bolsa S.A.
Mercado de Valores de Buenos Aires SA’s share pledged on behalf of Chubb Argentina de Seguros S.A	Ps.	4,000	Ps.	4,000

Total	Ps.	204,103	Ps.	208,875

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

7. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2011		2010
Holding booked at fair value
Government securities denominated in pesos		126,350		257,864
Government securities denominated in US$		419,592		-
	Ps.	545,942	Ps.	257,864

Holding booked at cost plus return
Boden 2012 Bonds		-		1,664,742
Bonar 2014 Bonds		-		171,461
Discount Bonds		26,650		27,171
Bogar 2018 Bonds		12,853		76,431
Boden 2015 Bonds		30,681		-
Bonar 2017 Bonds		7,710		-
Other Bonds		18,745		18,767
	Ps.	96,639	Ps.	1,958,572

Investment in listed corporate securities
Corporate securities denominated in pesos (a)		139,910		72,240
Corporate securities denominated in US		2,001		1,174
	Ps.	141,911	Ps.	73,414

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA		799,043		237,425
Unquoted bills and notes issued by the BCRA		761,094		802,477
	Ps.	1,560,137	Ps.	1,039,902

Allowances	Ps	-	Ps	(16)

Total	Ps.	2,344,629	Ps.	3,329,736

(a)     As of June 30, 2011 includes Ps. 114,102 related to investments of Tarshop S.A.

             As of June 30, 2011, Bogar 2018 Bonds, Bonar 2017 Bonds, Boden 2015 Bonds and Securities issued by Argentine Central Bank sold under repurchase agreements amounted to Ps. 698, Ps. 10,731, Ps. 16,740 and Ps. 201,830, respectively and were recorded under the caption “Other Receivables resulting from financial brokerage”.

The bank recorded in their financial statements income from government and corporate securities for an amount of Ps. 510,711 as of June 30, 2011, mainly due to trading operations agreed by the bank, the accrual interest of Bonar 2014 Bonds until the date of their sale, the accrual of interest of the securities issued by the Argentine Central Bank and the sales of Boden 2012 Bonds, BOGAR 2018 Bonds and Bonar 2014 Bonds.

8. Loans

Descriptions of the categories of loans in the accompanying balance sheets include:

•         Mortgage loans:

•         Construction project loans - loans made to various entities for the construc of housing units

•         Individual residential mortgage loans - mortgage loans made to individuals to finance the acquisition, construction, completion, enlargement, and/or remodeling of their homes

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

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

•         Certain financial and non-financial sector loans including loans to credit cardholders and to individuals

•         Public Loans – loans to National Government and Provinces

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial Public  sector, and financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2011		2010

Non-financial public sector	Ps.	49,913	Ps.	56,854
Financial sector		59,692		25,270
Non-financial private sector
With preferred guarantees (a)		1,646,704		1,855,087
Without preferred guarantees
Personal loans		567,290		396,356
Credit Card Loans (b)		2,156,283		1,128,946
Overdraft facilities		462,569		527,405
Other loans (c)		1,412,451		770,091
Accrued interest receivable		41,960		42,672
Reserve for loan losses (see Note 9)		(215,297)		(171,303)
Total	Ps.	6,181,565	Ps.	4,631,378

(a)       Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.

(b)       As of June 30, 2011 includes Ps. 571,648 of Tarshop S.A.

(c)       Includes Ps 482,045 and Ps 269,311 of short term loans in pesos, Ps. 240,485 and Ps. 241,798, of short term loans in dollars and Ps. 267,519 and Ps. 57,837 of loans to exporters, as of June 30, 2011 and 2010, respectively.

9. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

	June 30,
	2011		2010

Balance at beginning of period	Ps.	171,303	Ps.	235,713
Other adjustment		35,789		-
Provision charged to income		110,141		100,150
Loans charged off		(101,936)		(164,560)
Balance at end of period	Ps.	215,297	Ps.	171,303

(*) Allowances as of the acquisition date related to the acquisition of Tarshop S.A.

10. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2011		2010
Preferred guarantees, including deposits with the
Argentine Central Bank	Ps.	616,209	Ps.	632,347
Unsecured guarantees (1)		1,345,049		1,227,064
Subtotal		1,961,258		1,859,411
Less: Allowance for losses (2)		(73,873)		(59,330)
Total	Ps.	1,887,385	Ps.	1,800,081

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(1) Includes Ps.798,397 and Ps. 869,929 of Amounts receivable under derivative financial instruments, as of June 30, 2011 and 2010.

(2) As of June 30, 2011 and 2010 includes Ps. 8,574 and Ps. 16,162 of allowances for losses of loans in trust pending securitization.

         The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2011		2010

Subordinated bonds (1)	Ps.	318,403	Ps.	307,069
Certificates of participation (Note 20)		290,660		179,022
Bonds held in the Bank’s portfolio (2)		7,385		103,912
Bonds unquoted		115,110		88,099
Collateral for OTC transactions		52,828		71,286
Other		92,758		121,333
Total	Ps.	877,144	Ps.	870,721

(1) Includes Ps. 212,199 and Ps. 199,123 of debt securities related to securitizations made by the bank and described in Note 20, as of June 30, 2011 and 2010, respectively..

(2) The Bank carries long-term Negotiable Obligations for Ps. 7,081 and Ps. 65,047 as of June 30, 2011 and 2010, respectively, held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

11. Miscellaneous receivables

         Miscellaneous receivables are comprised of the following for  the periods indicated:

	June 30,
	2011		2010

Withholdings, credits and prepaid income tax	Ps.	7,306	Ps.	7,521
Receivables from governmental entities		109		494
Recoverable expenses, taxes, and advances to third parties		58,631		40,133
Attachments for non-restructured ON		6,506		24,682
Guarantee deposit (1)		69,069		91,121
Presumptive minimum income – Credit tax (Note 26)		164,406		137,230
Receivables from master servicing activities		4,117		4,336
Other Directors fees		3,661		3,097
Advance payment – Acquisition of Tarshop SA (Note 30)		-		21,074
Advance payment – Acquisition of BACS’ shares (Note 1.c)		3,600		-
Loans to Bank staff		109,853		93,083
Other		125,776		95,277
Subtotal		553,034		518,048
Less: Allowance for collection risks		(5,717)		(3,702)
Total	Ps.	547,317	Ps.	514,346

(1) As of June 30, 2011 guarantee deposits comprised Ps. 69,069 (in US$) granted as collateral to deposit securing financial agreements. As of June 30, 2010 these deposits comprised Ps. 91,121 (in US$). The decrease in the guarantee deposits was mainly due to the amortization of the notional amount of derivatives financial instruments collateralized by cash.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

12. Bank Premises and Equipment and Intangible Assets

             The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2011		2010

Land and buildings	Ps.	106,679	Ps.	122,969
Furniture and fixtures		31,471		26,686
Machinery and equipment		93,558		74,507
Other		11,199		3,175
Accumulated depreciation		(143,450)		(115,178)
Total	Ps.	99,457	Ps.	112,159

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2011		2010
Third parties fees, re-engineering, restructuring and capitalized software costs		56,077		56,209
Goodwill (Note 30)		27,104		-
Total	Ps.	83,181	Ps.	56,209

(*) Goodwill is related to the acquisition of Tarshop, which has been allocated to the Credit card segment- Tarshop.

13. Miscellaneous assets

             Miscellaneous assets consists of the following as of the end of each period:

	June 30,
	2011		2010

Properties held for sale	Ps.	31,954	Ps.	14,195
Assets leased to others		12,220		4,862
Other		10,259		10,811
Accumulated depreciation		(14,739)		(7,703)
Total	Ps.	39,694	Ps.	22,165

14.    Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2011		2010

Legal Contingencies (1)	Ps.	79,401	Ps.	90,329
Incurred but not reported and pending insurance claims (2)		1,181		1,181
Contingency risks (4)		40,767		38,558
Tax Provision		25,077		10,643
Bonds subject to lawsuits (3)		6,707		85,612
Total	Ps.	153,133	Ps.	226,323

(1) Includes legal contingencies and expected legal fees.
(2) As of June 30, 2011 and 2010, it is composed of: Debts to insured for Ps. 1,181 (outstanding claims for Ps. 559 and IBNR for Ps. 622).
(3) Includes Negotiable obligations past due whose holders did not enter to the comprehensive financial debt restructuring mentioned in note 2. During the period ended June 30, 2011 the Bank has compensated a major part of this liability with the bond’s held in the Bank’s portfolio mentioned in note 10.
(4) Comprised of:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

BANCO HIPOTECARIO SA AND SUBSIDIARIES

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2011		2010

Retirement plans	Ps.	29,396	Ps.	30,531
Others		11,371		8,027
Total	Ps.	40,767	Ps.	38,558

15. Other Liabilities from Financial Transactions - Borrowings under repurchase agreements collateralized by government securities

The amounts outstanding corresponding to the Borrowings under repurchase agreements collateralized by government securities, as of the end of the twelve month periods are as follows:

	June 30,
	2011		2010

Repurchase agreements collateralized by securities issued by the BCRA	Ps.	181,334	Ps.	-
Repurchase agreements collateralized by government securities		26,322		-
Total	Ps.	207,656	Ps.	-

The transactions maturity date are between July 1 and July 7, 2011.

16. Other Liabilities from Financial Transactions - Other Banks and International Entities

The breakdown of the bank debt is as follows:

Description	Average Annual interest rate	Maturity date		2011		2010

Interbank loans in pesos	13.5%	2011	Ps.	200,002	Ps.	20,194
Total			Ps	200,002	Ps.	20,194

17. Other Liabilities from Financial Transactions - Bonds

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

					June 30,
	Issue date	Maturity date		Annual interest rate	2011	2010
Banco Hipotecario
Long term bond (US$ 449,880 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	263,879	369,206
Long term bond (EURO 278,367 thousand)	15/09/03	01/12/13	b	3.0 – 6.0%	517,766	581,347
Series 4 (US$ 150,000 thousand)	16/11/05	16/11/10	a	9.750%	-	127,944
Series 4-Tranche II (US$ 100,000 thousand)	26/01/06	16/11/10	a	9.750%	-	393,106
Series 5 (US$ 250,000 thousand)	27/04/06	27/04/16	a	9.750%	906,220	864,922

Tarshop S.A.
Commercial Paper Series III	03/12/10	30/08/11	b/c	Badlar +359bp	47,387	-
Commercial Paper Series IV	03/12/10	30/08/11	a	5.09%	11,982	-
Long term bond Series I	24/05/11	30/11/12	b/c	Badlar+375bp	75,019	-
Long term bond Series II	24/05/11	30/11/12	a	5.25%	24,981	-
					1,847,234	2,336,525

(a)            fixed interest rate
(b)            variable interest rate
(c)            As of June 30, 2011 Badlar rate was 11.44%

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The contractual maturities of bonds are as follows as of June 30, 2011:

June 30, 2012	Ps.	353,250
June 30, 2013		327,215
June 30, 2014		260,549
Thereafter		906,220
Total	Ps.	1,847,234

The General Shareholders' Meeting held on May 23, 2008, approved the creation of a new Global Program for issuing Negotiable Obligations, not convertible into shares, with or without collateral, for an amount of up to two billion US dollars (US$ 2,000,000,000) or the equivalent thereof in pesos.

On April 30, 2010, the General Ordinary Shareholders’ Meeting resolved, within the scope of the Global Program referred above, to delegate on the Board of Directors the broadest powers to determine the time, amount, within five years as from the CNV’s authorization date or the maximum term to be fixed in future regulations, as well as the other terms and conditions of each Series to be issued.

On October 17, 2011 the Bank issued Series I Notes for an amount of Ps. 90,143, which accrue interest at BADLAR + 350 basic points and, with maturity on April 17, 2013.

18. Level I American Depositary Receipts Program

On March 27, 2006 the US Securities and Exchange Commission (SEC) has made effective the Level I American Depositary Receipts, “ADR” program.

This program allows foreign investors to buy the Bank’s stock through the secondary market where ADRs are traded freely within the United States. The Bank of New York has been appointed as depositary institution.

19. Derivative Financial Instruments

The Bank has carried out its financial risk management through the subscription of several derivative financial instruments. Derivative instruments are recorded under the captions “Other receivable from financial transactions – Amounts receivable under derivative financial instruments” or Liabilities: “Other liabilities from financial transactions – Amounts payable under derivative financial instruments” in the Consolidated Balance Sheet, and the related gain or loss under the captions “Financial Income – Interest on loans and other receivables from financial transactions” or: “Financial Expenses – Interest on deposits and other liabilities from financial transactions”, respectively, in the Consolidated Statement of Income.

.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following are the derivative financial instruments outstanding as of June 30, 2011 and 2010:

Type of Contract	Notional amount		Net Book Value Asset/(Liabilities)		Fair Value
	2011	2010	2011	2010	2011	2010

Cross Currency Swaps (1) (a)	741,237	815,158	93,742	6,789	86,356	1,816
Credit Currency Swaps (2) (a)	236,605	323,513	47,971	48,249	48,344	48,249
Interest Rate Swaps (3) (b)	-	-	-	-	684	-
Receives variable Pays fixed interest rate	15,000	-	-	-	-	-
Receives fixed Pays variable interest rate	60,000	-	-	-	-	-
Forwards (4) (a)	-	4,302	-	49	-	49
Futures (5)
Purchases (a)	1,214,125	894,892	-	-	-	-
Purchases (b)	49,998	-	-	-	-	-
Sales (a)	25,087	39,605	-	-	-	-
			141,713	55,087	135,384	50,114

 (a) Underlying: Foreign currency.

 (b) Underlying: Interest rate.

1.         Cross Currency Swaps: Cross currency swaps were carried out in order to reduce the volatility of the Bank's results derived from variations in the Euro quotation, in view of the net liability position of that currency, stemming from the restructuring of Euro-denominated negotiable obligations. Through these transactions, the Bank receives Euros, in exchange for a certain amount of US dollars. The Bank records the changes in the assets and liabilities position in Euros and US dollars plus the corresponding interest rate. Within this framework, the following transactions have been carried out:

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

The net book value as of June 30, 2011 and 2010 amounted to Ps. 93,742 and Ps. 6,789.

For these transactions, as of June 30, 2011 and 2010, the Bank has recognized gains for Ps. 2,699 and Ps. 3,701, respectively.

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

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The net book value as of June 30, 2011 and 2010 amounted to Ps. 47,971 and Ps. 48,249.

For these transactions, as of June 30, 2011 and 2010, the Bank has recognized gains for Ps. 40,021 and losses for Ps. 16,709, respectively.

3.        Interest rate swaps: As from August 2010, interest rate swap transactions were executed whereby in some of them, the Bank receives a fixed rate and pays variable BADLAR, whereas in others the Bank receives a BADLAR variable rate and pays a fixed rate.

For these transactions, as of June 30, 2011 the Bank has recognized gains for Ps. 298.

4.        Forward transactions: US dollar forward transactions have been carried out, the settlement of which, in general, is made without delivery of the underlying asset but by means of the payment in Pesos of currency differences. These transactions were performed mainly as hedge for foreign currency positions. Transactions with settlement in Pesos were also made upon maturity.

For these transactions, as of June 30, 2010, the Bank has recognized losses for Ps. 46.

5.        Futures: Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. These transactions were performed as hedge for foreign currency position. Settlement is carried on a daily basis for the difference. In addition, BADLAR rate forward transactions have been carried out, the settlement of which, in general, is made without delivery of the underlying asset but by means of the payment of differences.

For these transactions, as of June 30, 2011 and 2010, the Bank has recognized losses for Ps. 35,795 and for Ps. 65,949, respectively.

Through memorandums No. 48/08, 52/08 and Note 313/ 48 /09 from the BCRA’s Financial and Exchange Institutions Superintendency, certain observations were raised regarding the valuation criteria applied to some derivative instruments held by the Bank at the time the memorandums were raised (2008 and 2009). As a consequence of the memorandums mentioned before, regarding the “CER Swap Linked to PG08s and External Debt” (transaction entered on February 23, 2007 and settled on January 29, 2009), on May 5, 2011 the Argentine Central Bank notified BHSA of the commencement of summary financial proceedings No. 1320, File No. 100.299/10. The subject matter of these proceedings are the loans granted to the Non-Financial Public Sector without BCRA’s previous authorization, alleging inadequate credit policies with excesses over the limits related to fractioning credit risk exposure to the non-financial public sector and to counterparties, excess assets given as collateral, non-compliance with minimum capital requirements and objections to accounting treatment.

20. Securitization of mortgage loans, consumer loans and credit cards

The Bank created separate trusts under its US securitization program and “Cédulas Hipotecarias Argentina – program”; and a consumer trust under BACS’s Global Trust Securities Program. For each mortgage or consumer trust, the Bank transfers a portfolio of mortgages or consumer loans originated by banks and other financial institutions in trust to the relevant trustee. The trustee then issues Class A senior Bonds, Class B subordinated bonds and certificates of participation. The trust’s payment obligations in respect of these instruments are collateralized by, and recourse is limited to, the trust’s assets consisting of the portfolio of mortgage or consumer loans and any reserve fund established by the Bank for such purpose. The securitizations were recorded as sales, and accordingly, the mortgage and consumer loans conveyed to the trusts are no longer recorded as assets of the Bank.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

At the date of these financial statements the following trust funds have been set up:

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total

BHN II – Issued on 05.09.97 (*)
Face value in Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2001	07.25.2009	03.25.2012	05.25.2013

BHN III – Issued on 10.29.97 (*)
Face value in Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018

BHN IV – Issued on 03.15.00 (*)
Face value in Ps.	36,500	119,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020

BACS I – Issued on 02.15.2001 (*)
Face value in Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05.31.2010	05.31.2010	06.30.2020	06.30.2020

BACS III – Issued on 12.23.2005
Face value in Ps.	77,600		1,200	1,200	80,000
Declared Maturity Date	03.20.2013		09.20.2013	08.20.2015

BACS Funding I Issued on 11.15.2001 (*)
Face value in Ps.	-	-	-	29,907	29,907
Declared Maturity Date				11.15.2031

BACS Funding II Issued on 11.23.2001 (*)
Face value in Ps.	-	-	-	12,104	12,104
Declared Maturity Date				11.23.2031

BHSA I Issued on 02.01.2002
Face value in Ps.	-	-	-	43,412	43,412
Declared Maturity Date				02.01.2021

CHA II Issued on 11.19.2004
Face value in Ps.	39,950	-	4,995	5,002	49,947
Declared Maturity Date	12.31.2011		01.31.2016	01.31.2013

CHA III Issued on 04.07.2005
Face value in Ps.	50,000	-	6,250	6,270	62,520
Declared Maturity Date	04.30.2012		12.31.2013	01.31.2020

CHA IV Issued on 6.22.2005
Face value in Ps.	54,900	-	4,848	4,849	64,597
Declared Maturity Date	01.31.2013		07.31.2023	07.31.2023

CHA V Issued on 10.20.2005
Face value in Ps.	53,301	-	-	11,700	65,001
Declared Maturity Date	12.31.2014			04.30.2023

CHA VI Issued on 04.07.2006
Face value in Ps.	56,702	-	-	12,447	69,149
Declared Maturity Date	12.31.2016			12.31.2026
	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Participation Certificates	Total

CHA VII Issued on 09.27.2006
Face value in Ps.	58,527	-	-	12,848	71,375
Declared Maturity Date	08.31.2017			02.28.2028

CHA VIII Issued on 03.26.2007
Face value in Ps.	61,088	-	-	13,409	74,497
Declared Maturity Date	08.31.2024			08.31.2028

CHA IX Issued on 08.28.2009
Face value in Ps.	192,509	-	-	10,132	202,641
Declared Maturity Date	02.07.2027			07.07.2027

CHA X Issued on 08.28.2009
Face value in Ps.	-	-	-	17,224	17,224
Face value en US$	85,001	-	-	-	85,001
Declared Maturity Date	01.07.2027			06.07.2028

CHA XI Issued on 12.21.2009
Face value in Ps.	204,250	-	-	10,750	215,000
Declared Maturity Date	03.10.2024			10.10.2024

CHA XII Issued on 07.21.2010
Face value in Ps.	259,932	-	-	13,680	273,612
Declared Maturity Date	11.10.2028			02.10.2029

CHA XIII Issued on 12.02.2010
Face value in Ps.	110,299	-	-	5,805	116,104
Declared Maturity Date	12.10.2029			04.10.2030

CHA XIV Issued on 03.18.2011
Face value in Ps.	119,876	-	-	6,309	126,185
Declared Maturity Date	05.10.2030			08.10.2030

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

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

Tarshop SA has created several financial trusts under the its securitization program (“Valores Fiduciarios Tarjeta Shopping – Global program”) destined to assure its long-term financing accessing directly to the capital market. The assets included in the trusts relate to credit card coupons and advances in cash. The table below presents the trusts issued and outstanding as of June 30, 2011:

	Debt Securities	Participation Certificates	Total

Series LXII – Issued on 09.12.10
Face value in Ps.	50,000	13,660	63,660
Declared Maturity Date	07.05.2011	07.05.2011

Series LXIII – Issued on 11.04.10
Face value in Ps.	56,250	13,533	69,783
Declared Maturity Date	09.12.2011	09.12.2011

Series LXIV – Issued on 12.23.10
Face value in Ps.	55,000	20,563	75,563
Declared Maturity Date	01.05.2012	01.05.2012

Series LXV – Issued on 03.18.11
Face value in Ps.	56,110	14,321	70,431
Declared Maturity Date	02.10.2012	02.10.2012

Series LXVI - Issued on 06.17.11
Face value in Ps.	56,189	15,290	71,479
Declared Maturity Date		09.05.2012

BACS Banco de Crédito y Securitización acts as trustee of trust agreements to guarantee obligations arising from certain financial trusts. As of June 30, 2011 Financial Trusts Red Mutual IX to XX are administered and the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates is exercised by BACS.

In addition, BACS Banco de Crédito y Securitización has created separate trusts which have personal loans, primary originated by cooperatives and later acquired by BACS, as assets. The following trusts have been issued under the “Fideicomisos Financieros BACS – Global program" for the securitization for a face value up to Ps. 300,000:

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Debt Securities Class A	Debt Securities Class B	Participation Certificates	Total

Personales I – Issued on 02.22.11
Face value in Ps.	28,488	5,736	4,015	38,239
Declared Maturity Date	10.31.2014	10.31.2014	04.29.2015

Personales II – Issued on 10.29.97 (*)
Face value in Ps.	27,103	5,420	3,614	36,137
Declared Maturity Date	04.30.2015	04.30.2015	10.27.2015

As of June 30, 2011 and 2010, the Bank held in its portfolio the following securities corresponding to the abovementioned trusts:

	June 30,
	2011		2010

Class B debt securities – BHN III (a)	Ps.	21,294	Ps.	20,599
Class B debt securities – BHN IV (a)		78,764		78,249
Class B debt securities – CHA II		-		4,137
Class B debt securities – CHA III		7,964		11,188
Class B debt securities – CHA IV		7,835		8,483
Class A debt securities – BHN IV		45		45
Class A debt securities – CHA III to CHA XIV		41,595		21,082
Class A debt securities – BACS I		20,574		26,740
Debt securities – BACS III		23,877		28,600
Debt securities – BACS Personales I		5,640		-
Debt securities – BACS Personales II		4,611		-
Subtotal	Ps.	212,199	Ps.	199,123

 (a) Net of allowances for impairment of Ps. 31,714 and Ps. 23,348 as of June 30, 2011 and 2010, respectively

	June 30,
	2011		2010

Certificates of participation – BHN II (a)	Ps.	36,749	Ps.	40,088
Certificates of participation – BHN III (a)		10,833		14,046
Certificates of participation – CHA II		8,204		7,879
Certificates of participation – CHA III		13,269		12,197
Certificates of participation – CHA IV		11,604		10,634
Certificates of participation – CHA V		19,305		17,822
Certificates of participation – CHA VI		14,426		14,097
Certificates of participation – CHA VII		9,757		10,051
Certificates of participation – CHA VIII		9,858		10,367
Certificates of participation- CHA IX		12,449		13,185
Certificates of participation- CHA X		22,861		22,463
Certificates of participation- CHA XI		14,640		15,660
Certificates of participation – CHA XII		20,834		-
Certificates of participation – CHA XIII		6,947		-
Certificates of participation – CHA XIV		7,549		-
Certificates of participation – BHSA I		1,048		3,624
Certificates of participation – BACS III		-		1,003
Certificates of participation – BACS Personales I		6,022		-
Certificates of participation – BACS Personales II		5,435		-
Certificates of Participation – Tarshop Series LXII		13,305		-
Certificates of Participation – Tarshop Series LXIII		13,194		-
Certificates of Participation – Tarshop Series LXIV		18,811		-
Certificates of Participation – Tarshop Series LXV		13,283		-
Certificates of Participation – Tarshop Series LXVI		13,453		-
Subtotal	Ps.	303,836	Ps.	193,116
Total	Ps.	516,035	Ps.	392,239

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(a) Net of allowances for impairment of Ps. 24,979 and Ps. 15,699 as of June 30, 2011 and 2010, respectively.

21. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2011		2010
Sundry creditors:
Accrued fees and expenses payable (a)	Ps.	291,142	Ps.	71,179
Unallocated collections		2,516		4,033
Withholdings and taxes payable		8,934		4,868
Other		10,161		2,164
Total	Ps.	312,753	Ps.	82,244
(a) As of June 30, 2011 includes Ps. 196,439 of Tarshop S.A. payable’s to affiliated shops.
Other:
Directors and Syndics accrued fees payable	Ps.	8,478	Ps.	3,919
Payroll withholdings and contributions		18,073		10,857
Gratifications		25,351		9,325
Salaries and social securities		36,015		15,517
Total	Ps.	87,917	Ps.	39,618

22. Income from Services and Expenses on Services

Income from Services - Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2011		2010		2009

Loan servicing fees from third parties	Ps.	14,852	Ps.	13,123	Ps.	9,316
Commissions from FONAVI		12,789		9,897		7,092
Commissions for credit cards (a)		322,965		185,122		150,713
Other		47,745		36,194		1,449
Total	Ps.	398,351	Ps.	244,336	Ps.	168,570

(a)      For the twelve-month period ended June 30, 2011 includes Ps. 84,269 related to commissions for credit cards granted by Tarshop S.A.

Other income from services is comprised of the following for each period:

	June 30,
	2011		2010		2009

Reimbursement of loan expenses paid by third parties	Ps.	47,720	Ps.	28,660	Ps.	65,512
Other (a)		122,128		96,376		46,825
Total	Ps.	169,848	Ps.	125,036	Ps.	112,337

(a)      For the twelve-month period ended June 30, 2011 includes Ps. 63,479 related to other income from services granted by Tarshop S.A.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Expenses on Services - Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2011		2010		2009

Structuring and underwriting fees	Ps.	5,602	Ps.	6,716	Ps.	6,353
Retail bank originations		3,624		30		41
Collections		12,931		515		295
Banking services		81,385		103,420		91,582
Commissions paid to real estate agents		17,957		11,713		7,341
Total	Ps.	121,499	Ps.	122,394	Ps.	105,612

23. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous income is comprised of the following for each period:

	June 30,
	2011		2010		2009

Income on operations with premises and equipment and miscellaneous assets	Ps.	3,880	Ps.	1,599	Ps.	16,581
Rental income		916		1,675		1,693
Interest on loans to bank staff		11,496		9,384		8,850
Other		5,197		3,019		6,100
Total	Ps.	21,489	Ps.	15,677	Ps.	33,224

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2011		2010		2009

Depreciation of miscellaneous assets	Ps.	654	Ps.	482	Ps.	443
Gross revenue tax		1,050		3,653		870
Other taxes		13,528		11,540		15,187
BOGAR valuation adjustment		-		-		20,062
Debit card discounts		18,869		6,278		1
Credit card and others discounts		45,659		20,759		1,139
Benefits prepayments		3,062		8,072		3,034
Donations		3,961		3,703		1,243
Amortization of goodwill (Note 30)		2,464		-		-
Other		62,047		8,348		14,303
Total	Ps.	151,294	Ps.	62,835	Ps.	56,282

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

24. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks	454,624	22,290	3	476,917
Government and corporate securities	462,277	-	-	462,277
Loans	776,058	-	-	776,058
Other receivables from financial transactions	230,984	658,616	-	889,600
Miscellaneous receivables	79,545	-	-	79,545
Total as of June 30, 2011	2,003,488	680,906	3	2,684,397
Total as of June 30, 2010	2,848,368	777,886	3	3,626,257

Liabilities:
Deposits	932,057	-	-	932,057
Other liabilities from financial transactions	1,787,449	610,306	-	2,397,755
Miscellaneous liabilities	377	7	-	384
Items pending allocation	1	-	-	1
Total as of June 30, 2011	2,719,884	610,313	-	3,330,197
Total as of June 30, 2010	3,163,167	681,160	-	3,844,327

25. Income Tax

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

The Bank has a tax net operating loss carry forward of Ps. 319,430 and Ps. 165,557 at June 30, 2011 and 2010, respectively. The amount for the period ended June 30, 2011 includes Ps. 114,269 related to net tax operating loss carry forward of Tarshop S.A.

26. Presumptive Minimum Income Tax

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

As accepted by the BCRA, at June 30, 2011 the Bank capitalized the Ps. 151,010 tax credit corresponding to the fiscal years between 2001 and 2010.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The tax credit balances held by BHSA at the closing date of these financial statements are the following:

Fiscal Year	Tax credit balance

2001	5,084	(*)
2002	12,516
2003	12,471
2004	15,517
2005	12,889
2006	15,581
2007	18,634
2008	18,519
2009	19,944
2010	19,855

(*) Provisioned amount

Additionally, at June 30, 2011, Tarshop SA capitalized Ps. 13,396 of tax credit.

27. Shareholders' Equity

The following information relates to the statements of changes in the Bank’s shareholders' equity.

(a)    Common Stock

Prior to June 30, 1997, the Bank's capital stock consisted of assigned capital with no par value owned 100% by the Argentine government. In accordance with the by-laws approved as a result of the conversion of the Bank to a sociedad anónima, the Bank's capital stock was established at Ps.1,500,000 and divided into four classes of ordinary common shares.

As of June 30, 2011, the Bank's capital stock consists of:

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
Argentine government (through FFFRI) (b)	A	658,530,880	43.9%	1 vote
Banco Nación, as trustee for the Bank's
Programa de Propiedad Participada (a)	B	75,000,000	5.0%	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.0%	1 vote
Public investors (c) (d)	D	691,469,120	46.1%	3 votes
		1,500,000,000	100%

(a)     The Bank's Programa de Propiedad Participada (“PPP”) is the Bank's employee stock ownership plan.

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

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

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

On August 3, 2010 the proceeds of the offer and the balance of the shares referred in the preceding paragraph were made available to the holders of the Stock Appreciation Rights (StAR) coupons.  With the above-mentioned offering, 999,312 Class D shares were sold in excess of those required to pay off the obligation previously mentioned. In connection with such excess sale, Ps. 554 thousand were recorded as retained earnings to reflect the addition of the shares to the entity’s equity, which took place on January 29, 2009 as detailed in this note, and a further Ps. 834 thousand were booked as Additional paid-in capital for the difference between the value as added to the entity’s equity and the sales value.

The Class B shares have been set aside for sale to the Bank's employees in the future pursuant to the PPP on terms and conditions to be established by the Argentine government. Any Class B shares not acquired by the Bank's employees at the time the Bank implements the PPP will automatically convert into Class A shares. The Class C shares are eligible for sale only to companies engaging in housing construction or real estate activities. Any Class B shares transferred by an employee outside the PPP will automatically convert to Class D shares or Class C shares transferred to persons not engaged in construction or real estate activities will automatically convert into Class D shares.

(b)    Distribution of profits

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

Pursuant to its Communication “A” 5072, BCRA established that no dividend distribution shall be admitted in so far as: a) the amounts deposited as minimum cash requirements on average – in Pesos, foreign currency or in Government securities – were less than the requirements pertaining to the most recently closed position or the position as projected taking into account the effect of the distribution of dividends, and/or b) the amounts deposited as minimum capital requirements were less than the requirements recalculated as previously mentioned plus a 30% increase, and/or c) the Entity has received financial aid from the BCRA on grounds of illiquidity as set forth in Section 17 of BCRA’s Charter.

The Ordinary General Shareholders’ Meeting, held on April 13, 2011, resolved to distribute the income for the year ended on December 31, 2010 as follows: Ps. 39,063 (20%), to be applied to the Statutory Reserve Ps. 100,000 (61.59%), to be paid out as cash dividends on ordinary shares, and the balance, after the Board’s remuneration, to be maintained as Retained earnings. As of the date of issuance of these financial statements, this decision is pending approval by BCRA.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

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

29. Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business the Bank is party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk in addition to amounts recognized in the balance sheets. These financial instruments include commitments to extend credit.

	June 30,
	2011		2010
Commitments to extend credit
Mortgage loans (a)	Ps.	209,282	Ps.	361,123
Credit card loans (b) (*)		1,433,627		762,645
Clearing items in process (c)		76,784		59,264
Other guarantees (d)		85,650		111,853
Total	Ps.	1,805,343	Ps.	1,294,885

(*) As of June 30, 2011 includes Ps. 631,341 related to commitments to extend credit card loans granted by of Tarshop S.A.

(a)  Commitments to extend credit are agreements to lend to a customer at a future date, subject to such customers meeting of pre-defined contractual milestones. Typically, the Bank will commit to extend financing for construction project lending on the basis of the certified progress of the work under construction. Most arrangements require the borrower to pledge the land or buildings under construction as collateral. In the opinion of management, the Bank’s outstanding commitments do not represent unusual credit risk. The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of those commitments.

(b)  The Bank has a unilateral and irrevocable right to reduce or change the credit card limit, thus it considered there is no off-balance sheet risk. In the opinion of management, the Bank’s outstanding commitments do not represent unusual credit risk. The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of those commitments.

(c)  The Bank accounts for items drawn on other banks in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, the Bank’s risk of loss on these clearing transactions is not significant as the transactions primarily relate to collections on behalf of third parties.

(d)     Mainly includes the amounts given as collateral for swaps transactions held by the bank.

30. Purchase of Tarshop’s shares.

Tarshop is a financial company which provides credit card loans. Through its commercial trademark offers a wide range of benefits such as exclusive promotions or discounts, financing plans and cash advances

On December 22, 2009, the Board of Directors has approved the purchase of 80% of the share capital of Tarshop SA. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, par value 1 Peso per share, and entitled to one vote per share, in turn equivalent to 107,037,152 votes. The transaction was subject to the BCRA approval.

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

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Pursuant to the Argentine Central Bank regulations, and due to the difference between the acquisition cost and the book value of assets and liabilities purchased as of August 31, 2010, valued in accordance with Argentine Banking GAAP, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. As of June 30, 2011 such balance amounted to Ps. 27,104.

The goodwill is amortized and charged to expense on a straight-line basis during 60 months, pursuant to Argentine Central Bank regulations.

The table below presents a condensed balance sheet of Tarshop S.A. according to their financial statements under Argentine Banking GAAP (without considering any eliminations as of its consolidation into the Bank’s Financial Statements), as of June 30, 2011:

Condensed balance sheet of Tarshop S.A. as of June 30, 2011
Cash and due from banks	21,811
Government and corporate securities	114,170
Loans and Trade receivables	482,597
Other assets	60,630
Total Assets	679,208
Other liabilities resulting from financial brokerage	287,077
Provisions	4,973
Other liabilities	233,898
Total Liabilities	525,948
Shareholder´s Equity	153,260
Total Liabilities and Shareholder´s Equity	679,208

Additional disclosures for business combinations as required by ASC 805-10-50-2 (h)

The table below presents an unaudited condensed income statement data of Tarshop S.A. for the ten-month period ending June 30, 2011, which represents the results of Tarshop S.A. since the acquisition date included in Banco Hipotecario’s consolidated income statement for the year ended June 30, 2011.

Condensed income statement of Tarshop S.A. for the ten-month period ending June 30, 2011
Net financial income	97,610
Net Income from services	193,813
Provisions for loan losses	(42,428)
Administrative expenses	(220,112)
Net income from financial transactions	28,883
Other income	48,400
Pre-tax income	77,283
Income tax provision	-
Net Income	77,283

The table below presents the unaudited pro forma condensed consolidated income statement for the year ended June 30, 2011 which give effect to Banco Hipotecario’s acquisition of Tarshop S.A. as if it had occurred on July 1, 2010 and July 2009.

The unaudited pro forma condensed consolidated income statement presented below is derived from the historical financial statements of Tarshop S.A. and Banco Hipotecario’s in accordance with Argentina Banking GAAP. Such unaudited pro forma consolidated financial information does not include eliminations related to transactions between Banco Hipotecario and Tarshop S.A., the anticipated realization of cost savings from any operating efficiencies, synergies or restructurings resulting from the integration of Tarshop S.A.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Banco Hipotecario believes that the assumptions used to derive the unaudited pro forma condensed consolidated income statement are reasonable given the information available; however, such assumptions are subject to change and the effect of any such change could be material. The unaudited pro forma condensed consolidated income statement has been provided for information purposes only and is not necessarily indicative of the financial condition or results of operations that would have been achieved had the transaction actually been completed on the dates indicated and do not purport to be indicative of results of operations at any future date or for any future period.

	Unaudited pro-forma condensed income statement of Banco Hipotecario for the twelve-month period ending June 30, 2011	Unaudited pro-forma condensed income statement Banco Hipotecario for the twelve-month period ending June 30, 2010
Net financial income	690,015	625,885
Net Income from services	669,374	469,825
Provisions for loan losses	(114,807)	(135,779)
Administrative expenses	(953,388)	(732,320)
Net income from financial transactions	291,194	227,611
Other income / (loss)	(13,582)	34,735
Non-controlling interest	(16,940)	(8,989)
Pre-tax income	260,672	253,357
Income tax provision	(28,021)	(24,351)
Net Income	232,651	229,006

31. Adoption of International Financial Reporting Standards

On March 29, 2009, the FACPCE issued the Technical Resolution N° 26 “Adoption of International Financial Reporting Standards (IFRS) as issued by the Internacional Financial Reporting Board (IASB)” which requires companies under supervision of the National Securities Commission (C.N.V.) to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. The C.N.V. issued Resolution N° 562/09, as amended by Resolution 576/10 formally adopting application of Resolution N° 26 to its regulated entities for fiscal years beginning on January 2, 2012.

The IFRS adopted by the C.N.V. are not applicable to the Bank. This is due to the fact that the C.N.V. holds the position to accept accounting criteria set forth by other regulatory or control body, such as those established by the Argentine Central Bank for the companies included in the Financial Institutions Law. However, IRSA Inversiones y Representaciones S.A. (IRSA) is required to comply with the changes to the Argentine GAAP and therefore the Bank, an unconsolidated associated company of IRSA, will have to prepare its financial information for purposes of providing such information to IRSA for their filings under IFRS.

32. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP

The Bank’s consolidated financial statements have been prepared in accordance with Argentine Banking GAAP, which differs in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC. These consolidated financial statements include solely a reconciliation of net income and shareholders’ equity to U.S. GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by U.S. GAAP and regulations of the SEC.

I.     Differences in measurement methods

As from March 1, 2003, inflation accounting was discontinued. The following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the Securities and Exchange Commission (“SEC”), it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and U.S. GAAP.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The main differences between Argentine GAAP and U.S. GAAP as they relate to the Bank are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments. References below to “ASC” are to Accounting Standard Codification issued by the Financial Accounting Standards Board in the United States of America.

The following tables summarize the main reconciling items between Argentine GAAP and U.S. GAAP:

Reconciliation of net income:

			June 30,
		2011	2010	2009
Net income as reported under Argentine Banking GAAP	Ps.	218,417	198,929	50,463
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	(31,186)	(5,265)	(386)
- Loan losses reserve	(b)	20,467	99,933	6,659
- Derivative instruments	(c)	(1,381)	57,763	125,864
- Compensatory and Hedge Bonds	(d)	121,313	99,392	11,683
- Other government securities	(e)	91,400	4,001	(3,257)
- Provincial public debt	(f)	27,870	30,809	10,491
- Trouble debt Restructuring	(g)	71,453	53,215	2,928
- Securitizations	(h)	(12,444)	9,407	(2,279)
- Acquisition of treasury shares	(i)	-	-	40,883
- Intangible assets
Software costs	(j)	2,461	54	4,354
Other intangible assets	(j)	14,203	-	-
Business combination	(j)	(9,253)	-	-
Gain as result of acquisition of Tarshop SA	(j)	2,776	-	-
- Impairment of fixed and foreclosed assets	(k)	1,191	1,076	1,632
- Vacation provision	(m)	649	(1,975)	(1,530)
- Insurance technical reserve	(n)	(408)	(965)	(4,743)
- Capitalization of interest of cost	(o)	548	16	97
- Deferred income tax	(p)	(2,537)	(97,555)	38,850
- Non-Controlling interest	(l)	13,382	1,470	3,520
Net income in accordance with U.S. GAAP	Ps.	528,921	450,305	285,229
- Less Net (Loss) attributable to the Non-Controlling interest	(l)	(11,046)	(9,158)	(813)
Net income attributable to Controlling interest in accordance with U.S. GAAP	Ps.	517,875	441,147	284,416
Basic and diluted net income per share in accordance with U.S. GAAP		3.704	3.153	1.997
Average number of shares outstanding (in thousands)		1,428,900	1,428,900	1,428,900

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of shareholders’ equity

		June 30,
		2011	2010
Total shareholders' equity under Argentine Banking GAAP	Ps.	3,068,097	2,861,666
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	(24,982)	6,204
- Loan losses reserve	(b)	(74,373)	(94,840)
- Derivative Instruments	(c)	(6,353)	(4,972)
- Compensatory and Hedge Bonds	(d)	-	(105,234)
- Other government securities	(e)	2,406	19,059
- Provincial Public Debt	(f)	(9)	(5,187)
- Trouble debt Restructuring	(g)	-	(71,453)
- Securitizations	(h)	(3,220)	(52,061)
- Intangible assets
Software costs	(j)	(5,970)	(8,431)
Other intangible assets	(j)	14,203	-
- Business combination	(j)	(6,477)	-
- Impairment of fixed and foreclosed assets	(k)	(41,250)	(42,441)
- Vacation provision	(m)	(9,639)	(10,288)
- Insurance technical reserve	(n)	(6,140)	(5,732)
- Capitalization of interest cost	(o)	2,202	1,654
- Deferred income Tax	(p)	124,224	126,761
- Non-Controlling interest	(l)	66,274	37,133
Total Shareholders’ Equity under U.S. GAAP	Ps.	3,098,993	2,651,838
- Non-Controlling Interest under U.S. GAAP	(l)	(66,350)	(31,850)
Consolidated Parent Company Shareholders’ Equity under U.S. GAAP	Ps.	3,032,643	2,619,988

Description of changes in shareholders’ equity under U.S. GAAP:

Total Shareholders’ Equity
Balance as of June 30, 2009	Ps. 1,786,309
Other comprehensive Income	392,532
Net income for the twelve month period in accordance with U.S. GAAP	441,147
Balance as of June 30, 2010	Ps. 2,619,988
Cumulative adjustments for accounting changes (consolidation of VIES)	180,449
Others (*)	(11,986)
Other comprehensive Income	(273,683)
Net income for the twelve month period in accordance with U.S. GAAP	517,875
Balance as of June 30, 2011	Ps. 3,032,643

(*) Includes Ps. (13,375) related to the retained earnings distribution approved by the General Shareholders’ Meeting hold on April 13, 2011 and Ps. 1,389 recognized as a consequence of the sales of treasury stocks.

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs on mortgage, personal and credit card loans.

In accordance with U.S. GAAP, under ASC 310 loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP for Banco Hipotecario S.A. as of June 30, 2011 and 2010 amounted to Ps. (24,982) and 6,204, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As a consequence of the acquisition of Tarshop S.A. described in note 32.j. the shareholder’s equity adjustment amounted to Ps (23,133), this amount is included in the total adjustment mentioned in the previous paragraph.

Therefore the net income adjustment for the period ended June 30, 2011 amounts to a total of Ps. (31,186).

b. Loan loss reserve

The Bank’s accounting for its allowance for loan losses differs in some significant respects with practices of U.S.-based banks.

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

With respect to the acquisition of Tarshop S.A. under Argentine Banking GAAP, the Bank recorded the loan portfolio acquired at fair value. However the presentation in the consolidated balance sheet was made on a gross basis, recording an outstanding amount of principal plus interest of Ps. 246,679 and the related allowances for loan losses of Ps. 35,789.

For U.S. GAAP purposes the fair value of the loan portfolio acquired is presented in one line item, for an amount of Ps. 210,890, with no amount of allowance for loan losses being recognized at the acquisition date.

Under U.S. GAAP, the allowance for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio, incurred at the respective balance sheet dates. Specifically:

a)         Loans considered impaired in accordance with ASC 310-10 “Accounting for Creditors for Impairment of a Loan” are recorded at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate or at the fair value of the collateral if the loan is collateral dependent. Under ASC 310-10, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. ASC 310-10 applies to all loans except smaller-balance homogeneous consumer loans, loans carried at the lower of cost or fair value, debt securities, and leases.

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

As of June 30, 2011 and 2010, the result of applying ASC 310-10, shows that the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. 43,493 and Ps. 37,295, respectively.

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

As a result of the analysis mentioned before, the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. (166) and Ps. (16,500), for 2011 and 2010, respectively.

c)         Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank. Under U.S. GAAP recoveries of loans previously charged off should be recorded when received. As of June 2011 and 2010, the Bank recorded an adjustment to Shareholders’ Equity related to reinstated loans of Ps. (117,190) and Ps. (107,968), respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

d)         Effective July 1, 2010, the Bank implemented new accounting guidance provided by SFAS 166 and 167 (ASU 2009-16 and ASU 2009-17, respectively, under the new codification), which amend the accounting for transfers of financial assets and consolidation of variable interest entities (VIEs). As a result of applying such guidance, the Bank, or its subsidiaries, were deemed to be the primary beneficiary of the securitization trusts because the Bank, or its subsidiaries, have the power to direct the activities of these VIEs through its servicing responsibilities and duties. Additionally, the Bank, or its subsidiaries, through its retained interests held in these securitizations have the obligation to absorb losses or the right to receive benefits from the VIEs. As a result of the analysis performed, the Bank should consolidate assets and liabilities of those securitization trusts, elimininating the investment in the retained interests and recording and adjustment in the allowance for loan losses of such securitization trusts.

As a result of the analysis mentioned before, the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. (510) and Ps. (7,667), for 2011 and 2010, respectively.

As a result of analysis performed the breakdown of the shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP between the Bank’s adjustment and the reconsolidated securitization trusts as of June 30, 2011 and 2010 is as follows:

		2011			2010
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity

Migration analysis (*)	120,024	120,190	(166)	152,849	169,349	(16,500)
ASC 310-10	76,665	33,172	43,493	71,076	33,781	37,295
Reinstated loans	-	117,190	(117,190)	-	107,968	(107,968)
Subtotal	196,689	270,552	(73,863)	223,925	311,098	(87,173)

(*) Migration analysis of Banco Hipotecario and its subsidiaries.

		2011			2010
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity

Reconsolidated trusts	62,906	63,416	(510)	17,403	25,070	(7,667)
Subtotal	62,906	63,416	(510)	17,403	25,070	(7,667)

Total	259,595	333,968	(74,373)	241,328	336,168	(94,840)

c. Derivative Instruments

As mentioned in Note 19 and 4 the Bank entered in several derivative transactions, mainly, to hedge: i) the exchange rate risk attached to liabilities denominated in Euros and in pesos plus CER, ii) assets denominated in US dollars (BODEN 2012) and iii) interest rate swaps to manage its interest rate risk.

Under Argentine Central Bank rules, currency swaps are valued on the basis of the net asset or liability derived from the accrual of interest receivable in Euros or US dollar, minus the accrual of interest payable in US dollar or Euros (both derived from the current coupon of the swap).

In addition, under Argentine Central Bank rules, currency swap carried out as a hedge for the bank’s exposure to the CER-adjusted liabilities, have been valued according to the net asset or liability position derived from variations in the underlying assets.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Interest rate swaps to hedge against interest rate risk attached to liabilities accruing fixed interest rates and assets accruing variable interest rates are valued on the basis of the net asset or liability derived from the accrual of interest receivable (on a fixed interest rate basis) minus the accrual of interest payable (on a variable interest rate basis), both derived from the current coupon of the swap.

Gains and losses are recorded in earnings in each period.

Under U.S. GAAP, the Bank accounts for derivative financial instruments in accordance with ASC 815 which establishes the standards of accounting and reporting derivative instruments, including certain derivative instruments embedded within contracts (collectively referred to as derivatives) and hedging activities. This statement requires institutions to recognize all derivatives in the balance sheet, whether as assets or liabilities, and to measure those instruments at their fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge for the exposure to changes in the fair value of a recorded asset or liability or unrecorded firm commitment, (b) a hedge for the exposure of future cash flows and (c) a hedge for the exposure of foreign currency. If such a hedge designation is achieved then special hedge accounting can be applied for the hedged transactions that will reduce the volatility in the income statement to the extent that the hedge is effective. In order for hedge accounting to be applied the derivative and the hedged item must meet strict designation and effectiveness tests.

The Bank’s derivatives do not qualify for hedge accounting treatment under U.S. GAAP. Therefore gains and losses are recorded in earnings in each period.

Under U.S. GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument using valuation techniques with unobservable market parameters. As of June 30, 2011 and 2010 the shareholder’s equity adjustment amounts to Ps. (6,353) and Ps. (4,972), respectively.

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

Therefore, for U.S. GAAP purposes, the Bank started recognizing the fair value of the option to receive the Hedge bond in the period ended June 30, 2005. As of June 30, 2011 and 2010 there was no amount of hedge bond to be received pending of delivery.

As of June 30, 2010, the Compensatory Bonds received were recognized at the technical value (nominal value plus interest accrued) according to Argentine Banking GAAP. Under U.S. GAAP such amounts should initially be recognized at their quoted market value (limited to the amounts of the loss BHSA suffered in connection with the asymmetric pesification). Thereafter, Compensatory Bonds received are classified as available for sale securities and recognized at market value with the gains or losses recognized as a charge or credit to equity through other comprehensive income.

During the period ended June 30, 2011, all compensatory and hedge bonds were sold. Therefore, the 2011 U.S. GAAP net income reconciliation includes the reversal of the 2010 shareholders’ equity adjustment of Ps. 105,234 plus Ps. 16,079 of gains previously recorded through other comprehensive income, which that are being realized and reversed through the income statement during the period ended June 30, 2010.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2011					2010
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/ Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value Under U.S. GAAP	Unrealized (Loss)/ Gain	Shareholders’ equity Adjustment
	(In thousands of $)

BODEN 2012	-	-	-	-	-	1,549,649	1,671,009	1,565,775	16,079	(105,234)

e. Other government securities

The following table summarizes the U.S. GAAP adjustment related to other government securities, as of June 30, 2011 and 2010:

	Shareholders’ equity Adjustment
	2011	2010

Discount Bonds	(7,613)	(15,578)
Bonar 2014 Bonds	-	34,637
Bonar 2017 Bonds	338	-
Boden 2015 Bonds	(5)	-
Securities issued by the BCRA	9,686	-
Total	Ps. 2,406	Ps. 19,059

•         Discount Bonds

As of June 30, 2004 the Bank held certain defaulted Argentine government bonds. Such bonds were not quoted in the public market. On January 2005, the Bank accepted the offer to exchange its defaulted government securities for “Discount Bonds in pesos” issued under the Argentine debt restructuring. On April 1, 2005 the government securities were exchange.

For U.S. GAAP purposes and in accordance with ASC 310 satisfaction of one monetary asset (in this case a defaulted government securities) by the receipt of another monetary asset (in this case Discount Bonds) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Bonds being received are significantly different in structure and in interest rates than the securities swapped. Therefore, the fair value of the Bonds was determined on the balance sheet date based on their market value and will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss.

As of June 30, 2010 under Argentine Banking GAAP, the Discount Bonds have been recorded at the lower of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities tendered as of March 17, 2005, equivalent to the present value of the BOGAR Bonds’ cash flows at that date.

As of June 30, 2011 these bonds have been recorded in accordance with Argentine Banking GAAP, at their acquisition cost subject to an exponential increase based on the internal rate of return.

As of June 30, 2011 and 2010 the Discount Bonds were considered available for sale securities for U.S. GAAP purposes according with ASC 320-10 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320. As of June 30, 2011 the fair value of the investment is greater than its amortized cost, according with the following:

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2011					2010
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

Discount Bonds	15,315	26,650	19,037	3,721	(7,613)	14,103	27,171	11,593	(2,510)	(15,578)

•         Bonar 2014 Bonds

On January 30, 2009, Global 08 Guaranteed Loans for a face value of 226,310,100 were tendered under the debt exchange contemplated under Joint Resolution 8/2009 and 5/2009 of the Treasury and Finance Secretaries of the Ministry of Economy, and BONAR in Argentine Pesos Badlar + 275 bps. 2014 for a face value of 705,803,810 were received, whose acquisition cost was Ps. 369,304, which were valued as mentioned in Note 4.2. The above mentioned guaranteed loans had been purchased from Deutsche Bank on January 29, 2009.

For U.S. GAAP purposes and in accordance with ASC 310,  satisfaction of one monetary asset (in this case Global 08 Guaranteed Loans) by the receipt of another monetary asset (in this case Bonar Bonds) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Bonds being received are significantly different in structure and in interest rates than the securities swapped. Therefore, the fair value of the Bonds was determined on the balance sheet date based on their market value and will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss.

Under Argentine Banking GAAP, as of June 30, 2010, these Bonds have been recorded at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value. Under U.S. GAAP these securities were considered available for sale securities according with ASC 320 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

During the period ended June 30, 2011, all Bonar 2014 Bonds were sold. Therefore, the 2011 U.S. GAAP net income reconciliation includes the reversal of the 2010 shareholders’ equity adjustment of Ps. 34,637 plus Ps. 36,885 of gains previously recorded through other comprehensive income that are being realized and reversed through the income statement during the present period.

	2011					2010
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/ Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/ Gain	Shareholders’ equity Adjustment
	(In thousands of $)

BONAR 2014	-	-	-	-	-	169,213	171,461	206,098	36,885	34,637

•         Others

Under Argentine Banking GAAP, as of June 30, 2011, these Bonar 2017 Bonds, Boden 2015 Bonds and Unquoted securities issued by the BCRA have been valued at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value. Under U.S. GAAP these securities were considered available for sale securities according with ASC 320 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10. As of June 30, 2011 the following table shows the amortized cost, book value and fair value of the mentioned bonds:

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2011					2010
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

BONAR 2017	15,349	15,302	15,640	291	338	-	-	-	-	-
BODEN 2015	30,836	30,681	30,676	(160)	(5)	-	-	-	-	-
Securities issued by the BCRA	761,094	761,094	770,780	9,686	9,686	-	-	-	-	-

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

d.      The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of a business that may affect the future earnings potential).

The Bank also takes into account the length of time and the extent to which the market value of the security has been less than cost and changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

The Bank as a result of its analysis has determined that unrealized losses on BODEN 2015 are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date.

f. Provincial Public Debt

As of June 2002, the Bank offered to exchange certain loans to Argentine provincial governments for loans or securities of the Argentine National Government; however the exchange had not been finalized until 2003. As these loans were performing no provision was recorded under U.S. GAAP in accordance with ASC 310-10.

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

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

For U.S. GAAP purposes, these BOGAR were classified by the Bank, as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

During the period ended June 30, 2011, the Bank sold Ps. 51,300 (face value) of its Bogar Bonds and therefore recognized a gain of Ps. 23,674 previously recorded through other comprehensive income under U.S.GAAP.

	2011					2010
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

BOGAR Bonds	12,844	12,853	12,844	-	(9)	48,553	76,432	71,245	22,692	(5,187)

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

For U.S. GAAP purposes, the restructuring of the debt was accounted for in accordance with ASC 470 as the creditors made certain concessions due to the financial difficulties of the Company. ASC 470 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms, and only for the difference between the book value of the old debt and the future cash flows of the new debt. The total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts for some payables. The gain on restructuring recorded under U.S. GAAP was lower than the gain recorded under Argentine Banking GAAP and therefore, the carrying amount of the new debt instruments under U.S. GAAP was greater than the amount recorded under Argentine Banking GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debt instruments. Under U.S. GAAP, expenses incurred in a trouble debt restructuring are reported in earnings.

Subsequent to the restructuring, the bank has prepaid certain tranches of the debt. As a result of such prepayments and because the amount of the debt is greater for U.S. GAAP purposes the amount of the gain or loss recognized for Argentine banking GAAP its different to the amount recognized for U.S. GAAP purposes.

The Bank has repurchased part of the debt maturing in 2010 and 2013. For U.S. GAAP purposes, these transactions were considered as an extinguishment of debt. Therefore, the U.S. GAAP adjustment recorded in previous years related to the debt extinguished was reversed in 2008, 2009 and 2010 generating a gain and included in the U.S. GAAP net income reconciliation. During 2011, the Bank has not repurchased any of its debt instruments.

As mentioned in note 10 the bank carries long-term Negotiable Obligations held in its portfolio for purposes of their possible Exchange with holders that did not participate in the initial offering. For U.S. GAAP purposes the bonds held by the bank are considered as debt extinguishment.

Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2010 amounted to Ps. (71,453). As of June 30, 2011 there is no equity adjustment, therefore, net income reconciliation includes the reversal of the 2010 shareholders’ equity adjustment.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

h. Securitizations

Banco Hipotecario and BACS Banco de Crédito y Securitización S.A. have securitized certain of their mortgage and personal loans originated by the retail banks on their behalf through the transfer of such loans to a special purpose trust which issues multiple classes of bonds and certificates of participation.

Tarshop S.A. enters into ongoing revolving-period securitization programs transferring credit card receivables to trusts in exchange for cash and retained interests in the trusts (known as certificates of participation).

Under Argentine Banking GAAP, these transactions were accounted for as sales and the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust.

a)         Adoption of ASU 2009-17

Effective July 1, 2010, the Bank implemented new accounting guidance provided by SFAS 166 and 167 (ASU 2009-16 and ASU 2009-17, respectively, under the new codification), which amend the accounting for transfers of financial assets and consolidation of variable interest entities (VIEs).

The new guidance eliminates the concept of qualified special purpose entities (“QSPEs”) that were previously exempt from consolidation and introduces a new framework for determining the primary beneficiary of a VIE. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE. Therefore, the Bank must evaluate all existing securitization trusts that formerly qualified as QSPEs to determine whether they must be consolidated in accordance with ASU 2009-17. An entity is considered a VIE if it possesses one of the following characteristics:

•    Insufficient Equity Investment at Risk

•    Equity lacks decision-making rights

•    Equity with non-substantive voting rights

•    Lacking the obligation to Absorb an Entity´s Expected Losses

•    Lacking the right to receive an Entity´s expected residual returns

Under the new guidance, the primary beneficiary is the party that has both (1) the power to direct the activities of an entity that most significantly impact the VIE’s economic performance; and (2) through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

To assess whether the Bank has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, the Bank considers all facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes, first, identifying the activities that most significantly impact the VIE’s economic performance; and second, identifying which party, if any, has power over those activities.

As a consequence of this assessment, the Bank was deemed to be the primary beneficiary of these securitization trusts because the Bank has the power to direct the activities of these VIEs through its servicing responsibilities and duties. Additionally, the Bank through its retained interests held in these securitizations has the obligation to absorb losses or the right to receive benefits from the VIEs.

Under ASC 810-10-65, the Bank should measure the components of the newly consolidated financial trusts at their carrying amounts as of the adoption date. The Bank must determine the amounts of the assets, liabilities, and non-controlling interests of the newly consolidated financial trusts, that would have been recorded in the Bank’s financial statements as of July 1st 2010, as if ASU 2009-17 had been effective as of the date of the Bank’s initial involvement with the financial trusts. Any difference between the net amount added (net assets of each financial trusts where the Bank is primary beneficiary) from the Bank’s balance sheet and the amount of any previously recognized retained interest is recognized as a cumulative-effect adjustment to retained earnings as of June 30, 2011.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As a result of this new accounting guidance under U.S. GAAP, the Bank consolidated certain VIEs and former QSPEs that were previously unconsolidated. The table below presents the assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

		July 1, 2010

Total Assets (a)	Ps.	1,312,340
Total liabilities (b)	Ps.	212,231
Certificates of Participation	Ps.	1,100,109

(a) Includes cash and due from banks, loans net of allowances and other assets

(b) Includes debt securities and other liabilities

The net effect of the accounting change on July 1, 2010 shareholders’ equity was a Ps. 61,286 charge to retained earnings, primarily from the decrease in the allowance for loan losses, as well as Ps. 119,163 charge to accumulate other comprehensive income, for the net unrealized gains on available-for-sale debt securities in newly consolidated VIEs.

b)         After adoption of ASU 2009-17 as of June 30, 2011

i) Trusts formerly qualified as VIE

For U.S. GAAP purposes, as of June 30, 2011 - the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets under BACS Funding I, BACS Funding II, BHSA I, BACS III, CHA IX, CHA X and CHA XI and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

ii) Trusts formerly qualified as QSPE

As of June 30, 2011 BACS I, BHN II, BHN III, BHN IV, CHA II, CHA III, CHA IV, CHA V, CHA VI, CHA VII and CHA VIII trusts, formerly qualified as QSPE, were considered a variable interest entity. In accordance with ASC 810, the Bank was deemed to be the primary beneficiary of these trusts and, therefore, the Bank reconsolidated the net assets of the mentioned trusts and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

iii) Trusts issued during the twelve month period ended June 30, 2011

The following trusts have been issued during the twelve month period ended June 30, 2011: CHA XII, CHA XIII, CHA XIV, BACS Personales I, and BACS Personales II, which were considered VIEs.

As of June 30, 2011, for U.S. GAAP purposes, the Bank consolidated these trusts in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

iv) Trusts incorporated as a consequence of the acquisition of Tarshop S.A.

As of June 30, 2011 financial trusts Tarjeta Shopping Series LXII, LXIII, LXIV, LXV and LXVI were considered to be variable interest entities: Therefore, the Bank reconsolidated their net assets, eliminated the gain or loss recognized on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and certificates of participation received, eliminated the servicing liabilities and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The total shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2011 amounted to Ps. (12,444).

c)       Before adoption of ASU 2009-17 as of June 30, 2010

As of June 30, 2010, under U.S. GAAP, there were two key accounting determinations that must be made relating to securitizations. A decision must be made as to whether a transfer would be considered a sale under U.S. GAAP, resulting in the transferred assets being removed from our consolidated balance sheet with a gain or loss recognized. Alternatively, the transfer would be considered a secured borrowing, resulting in recognition of a liability in our consolidated balance sheet. The second key determination to be made was whether the securitization vehicle must be consolidated and included in our consolidated balance sheet or whether such securitization vehicle was sufficiently independent that it does not need to be consolidated.

i) Trusts formerly qualified as VIE

For U.S. GAAP purposes, as of June 30, 2010 - the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets under BACS Funding I, BACS Funding II, BHSA I, BACS III, CHA IX, CHA X and CHA XI and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

ii) Trusts formerly qualified as QSPE

The transfers of financial assets related to the creation of certain trusts were considered sales for U.S. GAAP purposes under ASC 860-10 and for that reason debt securities and certificates retained by the Bank were considered to be “available for sale securities” under U.S. GAAP. Therefore, the Bank did not reconsolidate these trusts: BACS I, BHN II, BHN III, BHN IV, CHA II, CHA III, CHA IV, CHA V, CHA VI, CHA VII and CHA VIII.

The retained interests were initially recorded at an amount equal to a portion of the previous aggregate carrying amount of assets sold and retained. The portion was determinated based on the relative fair values of the assets sold and assets retained as of the date of the transfer based on their allocated book value using the relative fair value allocation method.

Subsequently, the unrealized gains (losses) on these securities were reported as an adjustment to shareholder’s equity, unless unrealized losses were deemed to be other than temporary in accordance with ASC 325-40.

The fair value of these retained interests in the trusts was determined based upon an estimate of cash flows to be collected by the Bank as holder of the retained interests, discounted at an estimated market rate and will constitute the new cost basis of these securities.

Based on the mentioned above as of June 30, 2010 the Bank recognized the following adjustments:

a)      The effect of accounting the certificates of participation in BHN II and BHN III, BHN IV and BACS I as available for sale securities that includes the recognition of other than temporary impairment for a 100% of the carrying values of such securities as of June 30, 2006, considering the economic projections as of those dates and the declarative actions mentioned in Note 20. During the twelve-month period ended June 30, 2007, expectations about the recoverability of such securities have significantly changed considering among others, (a) decisions of the Supreme Court related to pesification matters and (b) new expectations about the CER, which adjusts the face value of the senior debt securities issued by the trust. The fair value of the securities is determined based on expected cash flows, discounted at a market interest rate. Increases in the fair value of these securities are recorded in other comprehensive income. As of June 30, 2010 and 2009, such carrying values are determined based upon an estimate of cash flows to be remitted to us as holder of the retained interests discounted at an estimated market rate and;

b)      The fair value recognition of the certificates of participation and debt securities held by the Bank from certain securitization trusts considered sales under U.S. GAAP and classified as available for sale securities.

The total shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2010 amounted to Ps. (51,427).

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Additionally, servicing assets and/or liabilities have been analyzed by the Bank, concluding that the benefits of servicing are not expected to be adequate compensation. Consequently a servicing liability of Ps. 634 as of June 30, 2010, has been recorded for U.S. GAAP purposes.

Additional information required by U.S. GAAP

The Bank adopted ASC 860-10 and ASC 810-10 which require additional disclosures about its involvement with consolidated VIE’s and expanded the population of VIE’s to be disclosed. The table below presents the assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

		June 30, 2011

Cash and due from banks	Ps.	47,952
Loans (net of allowances)		1,699,240
Other assets		297,357
Total Assets	Ps.	2,044,549

Debt Securities	Ps.	1,669,346
Certificates of Participation		318,998
Other liabilities		56,205
Total Liabilities	Ps.	2,044,549

The Bank’s maximum loss exposure, which amounted to Ps. 2,044,549, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s Balance Sheet. Nevertheless, under Argentine Law the Debt securities will be paid exclusively with the securitized assets.

i. Acquisition of Treasury shares

On January 29, 2004 BHSA entered in a Total Return Swap transaction with Deutsche Bank AG (“DBAG”). Under this transaction Banco Hipotecario S.A. paid US$ 17.5 M and DBAG agreed to transfer to the Bank 71,100,000 BHSA Class D shares on January 29, 2009 or at an earlier date, if requested by BHSA. Under Argentine Banking GAAP, BHSA recognized as of June 30, 2008 and 2007, the right to receive its shares as an asset, which is marked to market based on the market value of its shares at period end. Changes in fair value are recognized in earnings. Under U.S. GAAP, following the guidance of ASC 480-10 BHSA recognized the right to receive its shares at a future date at cost, as a reduction of equity. Subsequent charges in the market value of the shares are not recognized.

The Total Return Swap had been executed and DBAG transferred to the Bank 71,100,000 ordinary Class “D” shares of Banco Hipotecario S.A. (See Note 27.d.).

Under Argentine Banking GAAP acquisitions of the Bank’s shares adjust Shareholders’ Equity and changes in quoted market prices between the acquisition date and the reporting date are not recognized.

As a consequence, the Bank derecognized the right to receive its shares mentioned above and recorded to retained earnings Ps. (39,460) related to the difference between the treasury shares’ cost and their market value. Subsequent changes in the market value of the shares are not recognized. Furthermore, during the year 2009, the Bank has recorded in its income statement Ps. 40,883 related to the shares revaluation till the execution of the transaction was performed. As of June 30, 2009 this revaluation was reversed for U.S. GAAP purposes.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

j. Intangible Assets

Software costs

Under Argentine Banking GAAP fees paid for a re-engineering project and for restructuring expenses incurred in relation to certain equity transactions are recognized as an intangible asset and amortized in a maximum of five years. Such cost should be expensed as incurred under U.S. GAAP.

Under Argentine Banking GAAP, the Bank capitalizes costs relating to all three of the stages of software development. Under ASC 350-40 defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized.

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2011 and 2010 amounted to Ps. (5,970) and Ps. (8,431), respectively.

Other intangible assets

On January 13, 2011, Tarshop S.A. acquired from APSA Media S.A., previously Metroshop S.A., a portfolio of credit cards delinquent by less than 60 days; a contractual position in contracts for the issuance of credit cards; the accounts of customers, the lease agreements and movable property at certain branches and the contracts of employment with personnel under a labor relationship.

Under Argentine Banking GAAP, no intangible assets should be recognized in accordance with these transactions.

Under U.S. GAAP, ASC 350-30 defines that an intangible asset which is acquired either individually or with a group of other assets shall be recognized. Assets are recognized based on their cost to the acquiring entity, which generally includes the transaction costs of the assets acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs the assets’ carrying amount on the acquiring entity’s books. The cost of a group of assets acquired shall be allocated to the individual assets acquired or liabilities assumed based on their relative fair values and shall not give rise to goodwill.

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2011 amounted to Ps. 14,203 related to the contractual position in contracts for the issuance of credit cards and the accounts of customers recorded as intangibles assets for U.S. GAAP purposes.

Goodwill – Acquisition of Tarshop S.A.

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

The incorporation of Tarshop into the economic group led by Banco Hipotecario will help to channel the market’s demand for consumer finance thus allowing Banco Hipotecario to focus mainly on meeting its strategic goals of offering a comprehensive solution for home mortgages, both at the time of acquiring the property through a mortgage loan and later on when equipping it through the financing of the products necessary via personal loans and/or the use of the credit card. Tarshop is still a separated segment considering how the business is analyzed by the management.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of September 13, 2010, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to Income on a straight-line basis during 60 months. As of June 30, 2011 the Bank has a balance of Ps. 27,104 related to the goodwill.

Under U.S. GAAP, ASC 805 requires the acquisition of controlling interest of Tarshop S.A. to be accounted for as a business combination applying the purchase method, recognizing all net assets acquired at their fair value. The Bank applies the following guidance:

-     if the consideration transferred exceeds the fair value of assets acquired and liabilities assumed, the acquirer shall recognize goodwill as of the acquisition date, or,

-     if the consideration transferred is lower than the fair value of assets acquired and liabilities assumed, the acquirer shall recognize the resulting gain in earnings on the acquisition date.

The following table summarizes the consideration transferred and the fair value of identified assets acquired and liabilities assumed at the acquisition date:

Tarshop S.A.
Acquisition date	August 31, 2010
Fair value of consideration transferred:

Cash	Ps. 105,431

Total	105,431

Recognised amounts of identifiable assets acquired and liabilities assumed:

Cash and due from banks	16,079
Government and corporate securities	143,646
Loans and Trade receivables	258,867
Intangible assets	30,492
Other assets	7,541
Other liabilities resulting from financial brokerage	(236,060)
Other liabilities	(85,306)
Non-controlling interest	(27,052)

Total net assets	108,207

Gain on purchase	Ps. 2,776

This acquisition was approved by the Argentine Central Bank on August 30, 2010. However, the Bank took control of the operations in the company when the remaining balance of the price was paid. Therefore, the acquisition date was considered to be September 13, 2010. For the purposes of calculating the goodwill resulting from the business combination, the entity has calculated the fair values of the identifiable net assets of the acquiree as of August 31, 2010 as no significant circumstances have taken place between that date and the acquisition date.

The intangible assets identified as part of the acquisition where customer relationships, trademark and workforce amounted to Ps. 24,394 as of August 31, 2010 subject to amortization.

The tables below present the condensed income statement of Tarshop S.A. in accordance with Argentine Banking GAAP:

-          for the twelve month period ended June 30, 2011,

-          for the two month period ended August 31, 2010, which were not included in the Bank´s consolidated financial statements for the period ended June 30, 2011, and

-          for the ten month period ended June 30, 2011 which were the results consolidated in the Bank´s consolidated financial statements for the period ended June 30, 2011 considering the previous clarifications on the acquisition date,

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Unaudited pro-forma condensed income statement ten month period ended 06/30/2011 (*)	Unaudited pro-forma condensed income statement two month period ended 08/31/2010 (*)	Audited pro-forma condensed income statement twelve month period ended 06/30/2011 (*)
Financial Income	148,198	31,564	179,762
Financial Expenses	(68,177)	(13,975)	(82,152)
Loan Loss provisions	(37,762)	(4,666)	(42,428)
Income from Services	177,741	31,038	208,779
Expenses for Services	(12,805)	(2,161)	(14,966)
Administrative expenses	(185,953)	(34,159)	(220,112)
Miscellaneous Income	43,465	9,968	53,433
Miscellaneous Losses	(5,216)	183	(5,033)
Net Income	59,491	17,792	77,283

(*) These amounts do not include adjustments and consolidating eliminations.

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

As of June 2011 and 2010, no additional impairment was recorded in fixed and foreclosed assets.

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2011 and 2010 amounted to Ps. (41,250) and Ps. (42,441), respectively. The differences between periods are due to depreciation recorded under Argentine Banking GAAP.

l. Non-controlling interest

Argentine Banking GAAP rules require to record non-controlling interests as a component of the liabilities. ASC 810 requires to record such interests as shareholders’ equity. In addition, the U.S. GAAP adjustment represents the allocation to the non-controlling interest of non-wholly owned subsidiaries of certain U.S. GAAP adjustments related to such subsidiaries.

m. Vacation Provision

The Bank’s policy for vacation benefits is to expense such benefits as taken. For U.S. GAAP purposes, the vacation accrual is based on an accrual basis, where earned but untaken vacation is recognized as a liability.

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2011 and 2010 amounted to Ps. (9,639) and Ps. (10,288), respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

n. Insurance Technical reserve

Until September 2003, the calculation of the local technical reserves performed by the Bank was the same as that used under U.S. GAAP.

On September 2003, the National Insurance Superintendency issued certain regulations on the calculation of reserves introducing changes to the local regulations. For U.S. GAAP purposes the Bank has accounted these types of transactions under ASC 944.

Therefore, the technical reserves for the twelve month periods ended June 2011 and 2010 were adjusted for U.S. GAAP and a Shareholders’ equity adjustment was recorded between Argentine Banking GAAP and U.S. GAAP as of June 30, 2011 and 2010 amounted to Ps. (6,140) and Ps. (5,732), respectively.

o. Capitalization of interest cost

Under Argentine Banking GAAP, during the process of construction of an asset the capitalization of interest is not recognized.

For U.S. GAAP purposes, as stated in ASC 835-20 the amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the assets’ acquisition periods that theoretically could have been avoided (for example, by avoiding additional borrowings or by using the funds expended for the assets to repay existing borrowings) if expenditures for the assets had not been made.

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

Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2011 and 2010 amounted to Ps. 2,202 and Ps. 1,654, respectively. The differences between periods are due to the different amounts of depreciation.

p. Deferred Income Tax

Argentine Banking GAAP requires income taxes to be recognized on the basis of amounts due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting are therefore not considered in recognizing income taxes.

In accordance with ASC 740-10 under U.S. GAAP income taxes are recognized on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of our assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is “more likely than not” that it will not be recoverable.

As of June 30, 2009, 2010 and 2011, and based on the tax projections performed, the Bank believes that is more likely than not that it will recover the net operating tax loss carryforward and all the temporary differences, with future taxable income. As we mention in note 25 the tax net operating loss carry forward increased from Ps. 165,557 as of June 30, 2010 to Ps. 319,430 as of June 30, 2011 due to the acquisition of Tarshop SA, among other factors.

In a consolidated basis, the Bank has recognized a shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP that amounted to Ps. 124,224 and Ps. 126,761, as of June 30, 2011 and 2010, respectively. As of the acquisition date of Tarshop S.A., under U.S. GAAP the Bank has recognized a deferred income tax of Ps. 31,476. ASC 740 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

The following table shows the tax years open for examination as of June 30, 2011, by major tax jurisdictions in which the Bank operates:

Jurisdiction	Tax year
Argentina	2006 – 2010

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

The Bank’s assets and liabilities would be increased by approximately Ps. 76,784, Ps. 59,264 and Ps. 33,933, had U.S. GAAP been applied at June 30, 2011, 2010 and 2009, respectively.

II.   Additional disclosure requirements:

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

Valuation hierarchy

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Effective January 2010, the Bank adopted new accounting guidance under ASC 820 that requires additional disclosures including, among other things, (i) the amounts and reasons for certain significant transfers among the three hierarchy levels of inputs, (ii) the gross, rather than net, basis for certain level 3 roll forward information, (iii) use of a “class” rather than a “major category” basis for assets and liabilities, and (iv) valuation techniques and inputs used to estimate level 2 and level 3 fair value measurements. The following information incorporates these new disclosures requirements except for the level 3 roll forward information which is not required until the first quarter of 2011.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In addition, ASC 820-10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

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

Assets (by Class of asset)

a)       Securities

As of June 30, 2011 the Bank’s securities are classified within level 1of the valuation hierarchy using quoted prices available in the active market. Level 1 securities includes government bonds and instruments issued by BCRA and corporate securities. Furthermore the Bank´s instruments issued by BCRA with no volatility published by the BCRA, are classified within Level 2 using quoted prices available of similar assets.

As of June 30, 2010 the Bank’s securities are classified within level 1 of the valuation hierarchy using quoted prices available in the active market. Level 1 securities include government bonds and instruments issued by BCRA and corporate securities.

b)       Securities receivable under repurchase agreements

The Bank’s securities receivable under repurchase agreements which do not qualify for sale accounting for U.S. GAAP purposes, are classified within level 1 of the valuation hierarchy. To estimate the fair value of these securities, quoted prices are available in an active market.

c)       Subordinated mortgage backed bonds / Retained interests in securitizations

As of June 30, 2010, the Bank’s retained interests in securitizations are classified within level 3 of the valuation hierarchy. As quoted market prices are not available, then fair values are estimated by using a discount cash flow model which includes assumptions based upon projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and contractual interest paid to third-party investors.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

d)       Derivatives

The fair value of level 3 and level 2 derivative positions are determined using internally developed models that utilize both market observable and unobservable parameters. Level 3 derivative instruments have primary risk characteristics that relate to unobservable pricing parameters such as private name credit spreads, credit correlations, long dated equity or interest rate volatility skews and forward spreads. Such derivatives include long-dated interest rate or currency swaps, and credit default swaps where swap rates may be unobservable for longer maturities.

Liabilities (by Class of liability)

e)       Derivatives

The fair value of level 3 and level 2 derivative positions are determined using internally developed models that utilize both market observable and unobservable parameters. Level 3 derivative instruments have primary risk characteristics that relate to unobservable pricing parameters such as private name credit spreads, credit correlations, long dated equity or interest rate volatility skews and forward spreads. Such derivatives include long-dated interest rate or currency swaps, and credit default swaps where swap rates may be unobservable for longer maturities.

The following table presents the financial instruments, by class of asset and liabilities carried at fair value as of June 30, 2011 and 2010, by ASC 820-10 valuation hierarchy (as described above).

Assets and liabilities measured at fair value on a recurring basis

Balances as of June 30, 2011	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Securities
Trading securities	564,687	564,687	-	-
Provincial Public Debt – BOGAR	12,844	12,844	-	-
Other government securities	57,508	57,508	-	-
Instruments issued by the BCRA	1,569,823	799,043	770,780	-
Corporate securities	141,911	141,911	-	-

Securities receivable under repurchase agreements
Other government securities	28,422	28,422	-	-

Derivatives
Cross Currency Swap (Euro/Dollar)	89,195	-	89,195	-
Credit Currency Swap (Ps. CER/Dollar)	48,344	-	48,344	-
Interest Rate Swap	684	-	684	-

TOTAL ASSETS AT FAIR VALUE	2,513,418	1,604,415	909,003	-

LIABILITIES

Derivatives
Cross Currency Swap (Dollar/Euro)	(2,839)	-	(2,839)	-

TOTAL LIABILITIES AT FAIR VALUE	(2,839)	-	(2,839)	-
Balances as of June 30, 2010	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Securities
Trading securities	257,864	257,864	-	-
BODEN 2012 - Compensatory Bond	1,565,775	1,565,775	-	-
Provincial Public Debt – BOGAR	71,245	71,245	-	-
Other government securities	217,691	217,691	-	-
Instrument issued by the BCRA	1,039,902	1,039,902	-	-
Corporate securities	73,414	73,414	-	-

Subordinated mortgage backed bonds / Retained interests in securitizations
Subordinated mortgage backed bonds	226,724	-	-	226,724

Derivatives
Cross Currency Swap (Euro/Dollar)	14,245	-	-	14,245
Credit Currency Swap (Ps. CER/Dollar)	48,249	-	-	48,249

TOTAL ASSETS AT FAIR VALUE	3,515,109	3,225,891	-	289,218

LIABILITIES

Derivatives
Cross Currency Swap (Dollar/Euro)	(12,429)	-	-	(12,429)

TOTAL LIABILITIES AT FAIR VALUE	(12,429)	-	-	(12,429)

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Changes in level 3 fair value measurements

The table below includes a roll forward of the balance sheet amounts as of June 30, 2011 (including the change in fair value) for financial instruments classified by the Bank within level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

Balances as of June 30, 2011	Net Derivative financial instruments			Subordinated mortgage backed bonds	Total Fair Value Measurements
	Cross Currency Swaps (Euro/ Dollar)	Credit Currency Swaps (pesos CER / dollar)	Cross Currency Swaps (Euro/ Dollar)
Fair value at the beginning of the period	14,245	48,249	(12,429)	226,724	276,789
Total gains or losses (realized/unrealized)
Included in earnings	74,950	95	9,590	-	84,635
Included in other comprehensive income	-	-	-	-	-
Purchases,	-	-	-	-	-
Issuances	-	-	-	-	684
Settlements	-	-	-	-	-
Transfers in to/ out of level 3	(89,195)	(48,344)	2,839	(226,724) (*)	(362,108)
Fair value, June 30, 2011	-	-	-	-	-

(*) During the period ended June 30, 2011 and as part of the implementation of ASU 2009-16 and ASU 2009-17, the Bank started consolidating the trusts which were previously recorded at fair value.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the period:

Balances as of June 30, 2011	Net Derivative financial instruments
	Cross Currency Swaps (Euro/ Dollar)	Credit Currency Swaps (pesos CER / dollar)	Cross Currency Swaps (Euro/ Dollar)
Classification of gains and losses (realized/unrealized) included in earnings for 2011:
Financial Income	74,950	85	9,590
Total	74,950	85	9,590

s. Credit Risk disclosures

Allowance for credit losses and recorded investments in financial receivables

The following table presents the allowance for account receivables losses and the related carrying amount of Financing Receivables for the periods ended June 30, 2011 and 2010 respectively:

	As of June 30, 2011
	Consumer Loan Portfolio	Commercial Loan Portfolio	Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	-	727	727
Ending balance: collectively evaluated for impairment	300,796	32,445	333,241
Ending Balance	300,796	33,172	333,968
Financing receivables:
Ending balance: individually evaluated for impairment	-	32,444	32,444
Ending balance: collectively evaluated for impairment	5,777,237	2,220,532	7,997,769
Ending Balance	5,777,237	2,252,976	8,030,213

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2010
	Consumer	Commercial Loan Portfolio	Total
	Loan Portfolio
Allowance for credit losses:
Ending balance: individually evaluated for impairment	-	-	-
Ending balance: collectively evaluated for impairment	302,387	33,781	336,168
Ending Balance	302,387	33,781	336,168
Financing receivables:
Ending balance: individually evaluated for impairment	-	33,781	33,781
Ending balance: collectively evaluated for impairment	4,063,072	1,503,338	5,566,410
Ending Balance	4,063,072	1,537,119	5,600,191

Account receivable charge-off and recoveries

Under Argentine GAAP, recoveries on previously charge-off account receivable are recorded directly to income and the amount of charge-off account receivable in excess of amounts specifically allocated is recorded as a direct charge to the income statement. The Bank does not partially charge off troubled account receivable until final disposition of the credit, rather, the allowance is maintained on a credit-by –credit basis for its estimated settlement value. Under U.S. GAAP, all charge off and recovery activity is recorded through the allowance for account receivable losses account. Further, account receivables are generally charged to the allowance account when all or part of the credit is considered uncollectible.

Impaired loans

ASC 310, requires a creditor to measure impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. This Statement is applicable to all loans (including those restructured in a troubled debt restructuring involving amendment of terms), except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment. Loans are considered impaired when, based on Management’s evaluation, a borrower will not be able to fulfill its obligation under the original loan terms.

The following table discloses the amounts of loans considered impaired in accordance with ASC 310 updated by ASU 2010 - 20, as of June 30, 2011 and 2010:

	As of June 30, 2011
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	17,669	-	-

With an allowance recorded:
Commercial
Impaired Loans	14,775	6,081	727
Total	32,444	6,081	727

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2010
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	33,781	-	-

With an allowance recorded:
Commercial
Impaired Loans	-	-	-
Total	33,781	-	-

Non-accrual accounts receivables and Past due

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.

The following table represents the amounts of nonaccruals, as of June 30, 2011 and 2010, respectively:

	As of June 30,
	2011	2010
Consumer
Advances	1,628	588
Mortgage Loans	45,278	67,293
Personal Loans	13,687	28,036
Credit Card Loans – BHSA	19,331	24,500
Credit card Loans – Tarshop	10,014	-
Total Consumer	89,938	120,417
Commercial
Performing Loans	2,426	2,158
Impaired Loans	31,134	16,802
Total Commercial	33,560	18,960

Total Non accrual loans	123,498	139,377

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

An aging analysis of past due account receivables, segregated by class of account receivables, as of June 30, 2011 and 2010 were as follows:

	As of June 30, 2011
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due	Current	Total Financing
Consumer
Advances	35	293	1,322	13	1,663	56,584	58,247
Mortgage Loans	38,499	10,136	10,194	24,948	83,777	2,637,411	2,721,188
Personal Loans	12,329	5,796	6,990	901	26,016	603,383	629,399
Credit Card Loans – BHSA	13,614	8,378	10,934	19	32,945	1,550,834	1,583,779
Credit card Loans – Tarshop	7,052	4,340	5,664	10	17,066	767,558	784,624
Total Consumer Loans	71,529	28,943	35,104	25,891	161,467	5,615,770	5,777,237

Commercial:
Performing Loans	318	5	6	2,415	2,744	2,217,788	2,220,532
Impaired loans	283	4	14,784	16,346	31,417	1,027	32,444
Total Commercial Loans	601	9	14,790	18,762	34,162	2,218,815	2,252,976
Total	72,130	28,952	49,894	44,652	195,628	7,834,585	8,030,213

	As of June 30, 2010
	30-90 Days Past Due	91-180 Days Past Due	181-360 Days Past Due	Greater than 360	Total Past Due	Current	Total Financing
Consumer
Advances	133	136	215	237	721	68,676	69,397
Mortgage Loans	52,242	14,026	11,164	42,103	119,535	2,348,987	2,468,522
Personal Loans	14,305	10,610	15,829	1,597	42,341	357,086	399,427
Credit Cards Loans	19,259	9,624	14,827	49	43,759	1,081,965	1,125,724
Total Consumer Loans	85,940	34,396	42,036	43,985	206,357	3,856,715	4,063,072

Commercial:
Performing Loans	64	2,067	6	85	2,222	1,501,116	1,503,338
Impaired loans	-	-	3,677	13,125	16,802	16,979	33,781
Total Commercial Loans	64	2,067	3,683	13,210	19,024	1,518,095	1,537,119
Total	86,004	36,463	45,719	57,195	225,381	5,374,810	5,600,191

Financial receivables that are past due 90 days or more do not accrue interests.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Credit Quality

The following tables contain the loan portfolio classification by credit quality indicator set forth by the Argentine Central Bank.

Commercial Portfolio:

Loan Classification		Description
1.	Normal Situation

The debtor is widely able to meet its financial obligations, demonstrating significant cash flows, a liquid financial situation, an adequate financial structure, a timely payment record, competent management, available information in a timely, accurate manner and satisfactory internal controls. The debtor is in the upper 50% of a sector of activity that is operating properly and has good prospects.

2.	With Special Follow-up

Cash flow analysis reflects that the debt may be repaid even though it is possible that the customer’s future payment ability may deteriorate without a proper follow-up.
This category is divided into two subcategories:
     (2.a). Under Observation;
     (2.b). Under Negotiation or Refinancing Agreements.

3.	With Problems	Cash flow analysis evidences problems to repay the debt, and therefore, if these problems are not solved, there may be some losses.
4.	High Risk of Insolvency	Cash flow analysis evidences that repayment of the full debt is highly unlikely.
5.	Uncollectible

The amounts in this category are deemed total losses. Even though these assets may be recovered under certain future circumstances, inability to make payments is evident at the date of the analysis. It includes loans to insolvent or bankrupt borrowers.

Credit quality indicators for the commercial portfolio are reviewed, at a minimum, on a annual basis.

Consumer Portfolio:

Loan Classification		Description
1.	Normal Situation	Loans with timely repayment or arrears not exceeding 31 days, both of principal and interest.
2.	Low Risk

Occasional late payments, with a payment in arrears of more than 32 days and up to 90 days. A customer classified as “Normal” having been refinanced may be recategorized within this category, as long as he amortizes one principal installment (whether monthly or bimonthly) or repays 5% of principal.

3.	Medium Risk

Some inability to make payments, with arrears of more than 91 days and up to 180 days. A customer classified as “Low Risk” having been refinanced may be recategorized within this category, as long as he amortizes two principal installments (whether monthly or bimonthly) or repays 5% of principal.

4.	High Risk

Judicial proceedings demanding payment have been initiated or arrears of more than 180 days and up to one year. A customer classified as “Medium Risk” having been refinanced may be recategorized within this category, as long as he amortizes three principal installments (whether monthly or bimonthly) or repays 10% of principal.

5.	Uncollectible	Loans to insolvent or bankrupt borrowers, or subject to judicial proceedings, with little or no possibility of collection, or with arrears in excess of one year.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Credit quality indicators for the consumer portfolio are reviewed on a monthly basis.

The following table shows the account receivable balances categorized by credit quality indicators for the periods ended June 30, 2011 and 2010:

	As of June 30, 2011
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	54,707	869	1,019	1,326	325	58,246
Mortgage Loans	2,663,720	30,478	6,786	9,917	10,291	2,721,192
Personal Loans	1,954,119	32,164	9,941	16,979	7,067	2,020,270
Credit Card Loans – BHSA	2,238,893	38,471	28,662	48,016	50,148	2,404,190
Credit card Loans – Tarshop	666,646	18,892	18,081	31,182	49,822	784,623
Total Consumer Loans	5,508,533	88,200	44,106	73,401	62,997	5,777,237

Commercial:
Performing loans	2,219,520	1,012	-	-	-	2,220,532
Impaired loans	-	-	819	18,760	12,865	32,444
Total Commercial Loans	2,219,520	1,012	819	18,760	12,865	2,252,976
Total Financing Receivables	7,728,053	89,212	44,925	92,161	75,862	8,030,213

	As of June 30, 2010
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	66,868	399	313	1,192	627	69,399
Mortgage Loans	2,337,848	53,445	12,547	11,986	52,690	2,468,520
Personal Loans	373,521	16,416	3,562	3,917	2,011	399,427
Credit Cards Loans	1,088,366	25,909	7,206	3,475	768	1,125,724
Total Consumer Loans	3,866 ,603	96,169	23,629	20,570	56,101	4,063,072

Commercial:
Performing loans	1,498,128	5,210	-	-	-	1,503,338
Impaired loans	-	-	10,169	9,663	13,949	33,781
Total Commercial Loans	1,498,128	5,210	10,169	9,663	13,949	1,537,119
Total Financing Receivables	5,364,731	101,379	33,798	30,233	70,050	5,600,191

Allowance for Credit Losses

Accounts receivable balances are classified as uncollectible and written off from the Consolidated Balance Sheet when 365 days past due and subsequently recorded in memorandum accounts.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The activity in the allowance for accounts receivables losses under U.S. GAAP for the fiscal periods ended June 30, 2011 and 2010 was as follows:

	Argentine Banking GAAP		U.S. GAAP		Adjustment
June 30, 2010		241,328		336,168		(94,840)

Variances		18,267		(2,200)		20,467

June 30, 2011	Ps.	259,595 (*)	Ps.	333,968	Ps.	(74,373)

(*) The balance does not include Ps. 35,789 of Tarshop S.A. allowances for loan losses as of the acquisition date.

t. Comprehensive income

ASC 220 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the twelve-month periods ended June 30, 2011, 2010 and 2009, shows all periods in Argentine Banking GAAP format reflecting U.S. GAAP income and comprehensive statement adjustments.

	June 30,
	2011		2010		2009
Income Statement

Financial income	Ps.	1,718,700	Ps.	1,476,896	Ps.	1,202,472
Financial expenses		(748,063)		(661,590)		(615,308)
Net financial income		970,637		815,306		587,164
Provision for loan losses		(89,674)		(217)		(203,185)
Income from services		791,969		470,855		388,467
Expenses for services		(182,658)		(148,862)		(127,246)
Administrative expenses		(910,079)		(562,220)		(450,188)
Net income (loss) from financial transactions		580,195		574,862		195,012
Miscellaneous income		197,182		112,876		170,105
Miscellaneous expenses		(217,898)		(115,527)		(107,226)
Income before income taxes and Non-controlling interest		559,479		572,211		257,891
Income taxes		(30,558)		(121,906)		27,338
Net income under U.S. GAAP		528,921		450,305		285,229
Less Net (Loss) attributable to the Non-controlling interest		(11,046)		(9,158)		(813)
Net income attributable Controlling interest in accordance with U.S. GAAP		517,875		441,147		284,416

Other comprehensive income (loss):

Unrealized gains (loss) on securities		(273,683)		392,532		(341,145)
Other comprehensive income (loss)		(273,683)		392,532		(341,145)
Comprehensive income (loss)	Ps.	244,192	Ps.	833,679	Ps.	(56,729)

u. Risks and Uncertainties

As of June 30, 2011, the Bank’s exposure to the Argentine public sector represented approximately 6.2% of total assets under Argentine Banking GAAP. Although the Bank’s exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government's ability to comply with its payment obligations, and on its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run.

BANCO HIPOTECARIO SA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the twelve-month periods ended June 30, 2011, 2010 and 2009

  (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

v. U.S. GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets and step up bonds discounting, as established by the Bank for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds and on retained interests in securitization trusts were significantly affected by higher discount rates. Should the discount rates change in future years, the carrying amounts and charges to income and shareholders’ equity deficit will also change. In addition, as estimates of future cash flows change, so too will the carrying amounts which are dependent on such cash flows. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Bank’s financial position and results of income.

w. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of June 30, 2011. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. If market conditions, and economic uncertainties exist, it might result in higher credit losses and provision for credit losses in future periods.

33. Commencement of summary proceedings

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

In the Bank’s and its legal counsels’ opinion, these summary proceedings are not likely to succeed and therefore, no contingency in this respect has been reflected in these financial statements.

34. Subsequent events

             On October 17, 2011 Banco Hipotecario issued Series I Notes for an amount of Ps. 90,143, which accrue interest at BADLAR + 350 basic points and will mature on April 17, 2013.

             Tarshop S.A. issued Negotiable Obligations Series III on September 20, 2011 for a face value of Ps. 100,000, which accrue interest at BADLAR + 400 basic points and will mature on March 20, 2013.

On August 17, 2011, BACS launched BACS Personales Series III for a face value of Ps. 40,421. The issuance date of the trust securities was August, 23 2011.

Metropolitan 885 Third Avenue LLC and Subsidiaries	Page
Report of Independent Registered Public Accounting Firm	F – 195
Consolidated Balance Sheets	F – 196
Consolidated Statements of Operations	F – 198
Consolidated Statements of Changes in Members’ Capital (Deficit)	F – 200
Consolidated Statements of Cash Flows	F – 201
Notes to Consolidated Financial Statements	F – 204

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members

Metropolitan 885 Third Avenue LLC

We have audited the accompanying consolidated balance sheets of Metropolitan 885 Third Avenue LLC and Subsidiaries (the “Company”) as of February 24, 2011 and June 30, 2010 and the related consolidated statements of operations, changes in members’ deficit and cash flows for the period July 1, 2010 to February 24, 2011 and the twelve months ended June 30, 2010 and 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metropolitan 885 Third Avenue LLC and Subsidiaries as of February 24, 2011 and June 30, 2010, and the results of their operations and their cash flows for the period July 1, 2010 to February 24, 2011 and the twelve months ended June 30, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 10 and 11 to the consolidated financial statements, on November 16, 2010, Metropolitan 885 Third Avenue Leasehold LLC presented a plan of reorganization (“the Plan”) which became effective on December 30, 2010. The Company was liquidated on February 24, 2011.

/s/ CORNERSTONE  ACCOUNTING  GROUP  LLP

New York, New York

December 23, 2011

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
FEBRUARY 24, 2011 AND JUNE 30, 2010
(Amounts in dollars)

ASSETS

	2011	2010

Real Estate, net	$ -	$ 135,921,376

Other Assets
Cash	-	902,228
Accounts receivable	-	680,455
Prepaid expenses	-	4,613,751
Restricted cash	-	9,046,735
Deferred rent receivable	-	8,526,805
Utility deposits	-	38,200
Deferred financing costs, net of accumulated amortization of $1,016,191 in 2010	-	2,391,343
Deferred ground lease costs, net of accumulated amortization of $1,722,053 in 2010	-	5,685,271
Deferred preferred equity interest costs, net of accumulated amortization of $1,027,557 in 2010	-	94,120
Lease intangibles, net	-	48,429,685

	$ -	$ 216,329,969

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)
FEBRUARY 24, 2011 AND JUNE 30, 2010
(Amounts in dollars)

LIABILITIES AND MEMBERS’ DEFICIT

	2011	2010
Liabilities
Notes payable	$ -	$ 210,000,000
Mandatorily redeemable preferred equity interest	-	45,000,000
Accounts payable and accrued liabilities	-	9,348,527
Deferred ground rent payable	-	11,698,245
Security deposits	-	236,455
Unearned revenue	-	219,712
Lease intangibles, net	-	85,711,812

	-	362,214,751

Commitments	-	(145,884,782)

Members’ Deficit	$ -	$ 216,329,969

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011 AND THE
TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009
(Amounts in dollars)

	2011	2010	2009
Revenues
Base rents	$ 23,297,902	$ 51,793,806	$ 57,683,848
Tenant reimbursements	3,086,228	6,705,439	7,674,059
Other rental revenue	762,006	1,328,008	1,057,595
Interest and other income	2,730	21,222	121,187
	27,148,866	59,848,475	66,536,689

Expenses
Real estate taxes	4,396,738	8,396,049	7,682,134
Utilities	1,523,214	2,901,643	3,034,685
Janitorial	868,075	1,739,992	1,710,766
Insurance	152,315	403,953	643,586
Repairs and maintenance	608,469	1,370,302	1,437,461
Security	384,570	741,756	723,475
Administrative	501,433	1,015,519	632,061
Management fees	329,178	685,952	677,586
Reimbursable costs	182,790	438,696	219,348
Elevator	122,471	274,249	318,357
HVAC	32,046	53,684	29,394
Lot and landscaping	35,331	73,532	62,315
Ground rent	8,031,089	16,150,799	16,150,757
Interest expense	15,381,144	19,925,383	19,635,221
Depreciation and amortization	4,201,424	8,914,070	16,335,011
	$ 36,750,287	$ 63,085,579	$ 69,292,157

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011 AND THE
TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009
(Amounts in dollars)

	2011	2010	2009

Loss before Impairment of Real Estate	$ (9,601,421)	$ (3,237,104)	$ (2,755,468)

Impairment of Real Estate	-	-	(224,548,138)

Reorganization Items	135,015,372	-	-

Net Income (Loss)	$ 125,413,951	$ (3,237,104)	$ (227,303,606)

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL (DEFICIT)
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011 AND THE
TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009
(Amounts in dollars)

Balance at July 1, 2008	$ 47,655,928

Additional capital contributions	37,000,000

Net loss	(227,303,606)

Balance at June 30, 2009	(142,647,678)

Net loss	(3,237,104)

Balance at June 30, 2010	(145,884,782)

Additional capital contributions	17,600,000

Net income	125,413,951

Liquidation and Dissolution of Metropolitan 885 Third Avenue LLC	2,870,831

Balance at February 24, 2011	$ -

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011 AND THE
TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009
(Amounts in dollars)

	2011	2010	2009
Cash Flows From Operating Activities:
Net income (loss)	$ 125,413,951	$ (3,237,104)	$ (227,303,606)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,968,833	8,230,363	15,178,162
Impairment of real estate	-	-	224,548,138
Gain on liability due to reorganization	(135,015,372)	-	-
Below market lease amortization	(5,172,775)	(11,665,722)	(17,130,272)
Above market ground lease amortization	214,578	431,518	431,518
Write off of tenant improvements and lease intangibles	232,591	(4,191,749)	(5,617,699)
Write off of below market lease intangible	(742,541)	-	-
Accounts receivable	181,475	(87,813)	983,523
Prepaid expenses	192,321	(50,305)	(305,370)
Restricted cash	2,045,657	6,069,137	(1,613,237)
Deferred rent receivable	(1,635,717)	(2,667,691)	(3,726,163)
Utility deposits	-	-	110,000
Accounts payable and accrued liabilities	8,638,236	3,845,114	(11,645,739)
Deferred ground rent payable	1,921,927	3,920,282	3,931,239
Unearned revenue	45,031	(347,416)	238,158
Security deposits	55,911	(108,729)	112,588
Net cash provided by (used in) operating activities	$ 344,106	$ 139,885	$ (21,808,760)

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011 AND THE
TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009
(Amounts in dollars)

	2011	2010	2009
Cash Flows From Investing Activities:
Additions to real estate	$ (144,958)	$ (167,849)	$ (812,490)
Leasing costs	(334,786)	(607,359)	(1,236,898)
Restricted cash	140,954	147,867	1,320,270
Transfers due to non-consolidation of LLC	(907,544)	-	-
Net cash used in investing activities	(1,246,334)	(627,341)	(729,118)

Cash Flows From Financing Activities:
Members’ contributions	17,600,000	-	37,000,000
Settlement payment for mandatorily redeemable preferred equity	(2,600,000)	-	(15,000,000)
Preferred equity costs	-	-	(282,361)
Repayment of mortgage note payable	(15,000,000)	-	-
Net cash provided by financing activities	-	-	21,717,639

Net change in cash	(902,228)	(487,456)	(820,239)

Cash, beginning of period	902,228	1,389,684	2,209,923

Cash, end of period	$ -	$ 902,228	$ 1,389,684

Supplemental Disclosure of Cash Flow Information:
Cash paid during the periods ended for:
Interest	$ 6,370,433	$ 16,709,916	$ 15,385,506

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011 AND THE
TWELVE MONTHS ENDED JUNE 30, 2010 AND 2009
(Amounts in dollars)

	2011	2010	2009
Supplemental Cash Flow Information
Related to Disposition of Subsidiary:
Real Estate, net	$ 133,630,336	$ -	$ -
Accounts receivable	498,980	-	-
Prepaid expenses	4,421,430	-	-
Restricted cash	5,268,397	-	-
Deferred rent receivable	10,162,522	-	-
Utility deposits	38,200	-	-
Deferred ground lease costs	5,397,773	-	-
Lease intangibles, net	47,288,211	-	-
Notes payable	115,000,000	-	-
Accounts payable and accrued liabilities	1,510,447	-	-
Deferred ground rent payable	13,620,172	-	-
Security deposits	292,366	-	-
Unearned revenue	264,743	-	-
Lease intangibles, net	79,796,496	-	-
Equity	(2,870,831)	-	-

The accompanying notes are an integral part of these consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011

JUNE 30, 2010 AND 2009

(Amounts in dollars)

1.         ORGANIZATION

             a.         Formation, Property Description and General

Metropolitan 885 Third Avenue LLC (“Metropolitan”), was organized as a Delaware limited liability company among Metropolitan Real Estate Investors, LLC (“MREI” or the “Common Investor”), Marciano Investment Group, LLC (“Marciano”), Avi Chicouri, an individual (“Chicouri”) and Tao-Menofim, LLC (“Tao-Menofim”). In July, 2008, a member of Tao-Menofim assigned its 35% Class B interest in the Company to IRSA International LLC (“IRSA”) (30%) and MREI (5%) and Par Holding LLC (“Par Holding”) acquired 3.66% Class B interest in the Company. MREI, Marciano, Chicouri, Tao-Menofim, IRSA and Par Holding are referred to as (the “Members”).

Metropolitan was organized for the purpose of acquiring and operating a 34 story Class A office tower commonly known as the Lipstick Building located at 885 Third Avenue, New York, New York (the “Property”) and contains approximately 635,800 square feet of rentable space.

The Property was acquired on July 9, 2007. Effective with the reorganization plan as described in Notes 10 and 11, the ownership of the Metropolitan 885 Third Avenue Leasehold LLC was transferred to New Lipstick LLC (“New Lipstick”).

Metropolitan and its wholly-owned subsidiaries are referred to as the “Company” and are as follows:

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

Metropolitan was liquidated on February 24, 2011.

b.             Contributions

The terms of the operating agreements (the “Agreement”) provided for capital contributions.

The Members were required to make additional capital contributions to fund certain expenses approved by the Members, as defined in the Agreement. The Members may also make capital contributions to fund the portion of the additional capital contributions that were not funded by other Members.

c.                 Distributions

The Agreement provided for a preferred annual return of 9% compounded annually and distributions of net cash flow, as defined.

d.                 Allocation of Profit and Losses

Profit and losses for financial reporting purposes were allocable to the Members on a theoretical book value liquidation basis.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011

JUNE 30, 2010 AND 2009

(Amounts in dollars)

 2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.                    Principles of Consolidation and Basis of Preparation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and accounts have been eliminated in consolidation. Effective December 31, 2010, ownership of Metropolitan 885 Third Avenue Leasehold LLC was transferred to New Lipstick LLC.

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

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011

JUNE 30, 2010 AND 2009

(Amounts in dollars)

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Ground rent expense is accounted for on a straight-line basis over the non-cancelable terms of the ground leases.

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

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011

JUNE 30, 2010 AND 2009

(Amounts in dollars)

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

j.                    Mandatorily Redeemable Preferred Equity Interest

The Company treats its redeemable financial instruments, including equity interest with fixed redemption terms, as debt. The preferred equity interest invested by Goldman Sachs & Co. is reflected as a liability. The mandatorily preferred equity return is treated as interest expense.

k.                   Income Taxes

No provision for income taxes is necessary in the financial statements of the Company because limited liability companies are treated as partnerships for Federal and state income tax purposes and are generally not subject to income tax at the entity level.  All income and losses accrue directly to the members and are reported by them individually for tax purposes. The Company’s tax returns subsequent to 2007 are open and subject to examination.

l.                    Cash Flow Statement Classifications

Leasing costs are classified as investing activities in the cash flow statement considering that these costs are a productive asset that are essential to acquiring the lease.

m.                 Reorganization Items

Reorganization items are income items that were incurred or realized by the Company as of the reorganization and are presented separately on the consolidated statements of operations. These items include gains on liabilities subject to compromise directly related to the reorganization.

           Reorganization items are as follows:

2011
Gain on settlement of mandatorily redeemable preferred equity interest	$ 48,570,047
Gain on settlement of notes payable	86,445,325
$ 135,015,372

3.            REAL ESTATE

                At February 24, 2011 and June 30, 2010, real estate consists of the following:

	2011	2010
Building and improvements	$ -	$ 153,987,823
Tenant improvements	-	7,422,321
	-	161,410,144
		(25,488,768)
	$ -	$ 135,921,376

In 2009, due to the current downturn in the overall real estate market, the Company assessed the recoverability of the real estate asset and recognized an impairment loss of $224,548,138. The loss reflected the amount by which the carrying value of building and improvements exceeded its estimated fair value.

The aggregate depreciation of building and improvements and tenant improvements included in depreciation and amortization expense for the period ended February 24, 2011, June 30, 2010 and 2009 was $2,436,000, $4,919,000, and $10,789,000, respectively.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011

JUNE 30, 2010 AND 2009

(Amounts in dollars)

4.            LEASE INTANGIBLES

Lease intangibles and value of assumed lease obligations at June 30, 2010 was comprised as follows:

	2010
	Leases In Place	Leasing Costs	Above Market Ground Leases	Total	Below Market Leases
Cost	$ 22,610,679	$ 5,032,291	$ 31,500,840	$ 59,143,810	$(124,529,493)
Accumulated amortization	(8,880,214)	(575,317)	(1,258,594)	(10,714,125)	38,817,681
	$ 13,730,465	$ 4,456,974	$ 30,242,246	$ 48,429,685	$ (85,711,812)

The aggregate amortization of leases in place and leasing costs included in depreciation and amortization expense for the periods ended February 24, 2011, June 30, 2010 and 2009 was $1,261,681, $2,982,370 and $4,518,360, respectively.

The aggregate amortization of above market ground leases included in ground rent for the periods ended February 24, 2011, June 30, 2010 and 2009 was $214,578, $431,518 and $431,518, respectively.

The aggregate amortization included in base rental income for the periods ended February 24, 2011, June 30, 2010 and 2009 was $5,915,316, $16,541,178 and $23,904,820, respectively.

5.                   NOTES PAYABLE

Metropolitan 885 Third Avenue Leasehold LLC (the “Debtor”) was obligated to Royal Bank of Canada (the “Lender”) pursuant to a loan agreement for an aggregate principal balance of $210,000,000 (the “Original Principal” or the “Loan”). The Loan was evidenced by two note agreements, Note A and Note B (collectively the “Note”), with a principal balance of $125,000,000 and $85,000,000, respectively. The Note required monthly payments of interest only through August 2013 and principal and interest through August 2017, the maturity date.

The Note bore interest at 6.58% per annum (the “Applicable Interest Rate”) and was subject to an increase equal to the lesser of (i) the Applicable Interest Rate plus five percent (5%), or (ii) the maximum interest rate that borrower is permitted by law to pay (the “Default Rate”) upon the occurrence of an event of default, as defined.

The Note was collateralized by the Property including leases, rents, cash and restricted cash, fixtures and equipment and guaranteed by an affiliate of the Managing Member.

The Note required that all rents collected be deposited in a clearing account and all funds be disbursed in accordance with the Loan agreement including the funding of all reserve accounts.

In June 2010, the Debtor defaulted on its debt service payments and the Lender filed a summons and complaint against the Debtor seeking to foreclose the Property and as a result the Debtor was subject to interest at the Default Rate.

The Note was amended and restated as part of the reorganization on December 30, 2010, see Notes 10 and 11 to the consolidated financial statements.

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

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011

JUNE 30, 2010 AND 2009

(Amounts in dollars)

6.                   MANDATORILY REDEEMABLE PREFERRED EQUITY INTEREST (continued)

The Investor Member was paid an upfront fee of $600,000. In addition, the Investor Member was reimbursed for administrative costs associated with administrating its investment in the Company, which was equal to 0.03% of the Investor Member’s total invested capital.

On July 3, 2008, the Company amended its agreement with Goldman (the “Amended Agreement”) and as a result extended the redemption date to July 9, 2011, (the “Revised Anticipated Redemption Date”).

The Amended Agreement provided for the Investor Member to receive a preferred return as follows:

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

In conjunction with the Amended Agreement, the Company repaid Preferred Equity of $15,000,000 and $12,963,465 of the preferred return. The Company was also required to establish a preferred return reserve of $8,100,000, which provided for the Investor Member to receive a minimum return of $225,000 payable monthly. The Company incurred additional costs associated with the Amended Agreement of $282,000 which was capitalized to preferred equity costs in the accompanying consolidated balance sheets.

The Preferred Equity and unpaid preferred return was settled with Goldman on December 30, 2010 as part of the reorganization, see Notes 10 and 11 to the consolidated financial statements.

7.             GROUND LEASE

The Property was erected on a 26,135 square foot parcel of land (the “Site Area”) of which 20,635 square feet was subject to a ground lease (the “Ground Lease”) and an adjacent lot containing approximately 5,500 square feet (“Lot A”) subject to a ground sub-sublease (the “Ground Sub-sublease”).

The Ground Lease matured on the earlier of (i) April 30, 2077, (ii) the date of termination of the Sub-sublease term, or (iii) a date if sooner terminated, as defined. The Ground Lease provided for monthly ground rent of $925,000 through April 30, 2012, $1,321,000 through April 30, 2013, and provided for annual increases of 2.5% beginning on May 1, 2013 through April 30, 2020.  On May 1, 2020, May 1, 2038 and every 10 years thereafter through May 1, 2068, ground rent shall be adjusted (“Adjustment Year”) to be the greater of (a) 1.03 times the base rent payable during the lease year immediately preceding the said Adjustment Year or (b) 7% of the fair market value of the land, as defined in the Ground Lease. Monthly ground rent shall increase 3% annually for each lease year subsequent to the Adjustment Year. The Ground Sub-sublease is subject to a ground sublease and a prime lease. The ground sublease expires on April 29, 2080 (the “Ground Sublease”) and the prime lease matures on April 30, 2080 (the “Prime Lease”).

The Ground Sub-sublease matures on the earlier of (i) April 30, 2077, (ii) the expiration or earlier termination of the Prime Lease, or (iii) the expiration or earlier termination date of the Ground Sublease, except for reason of default by the lessor as subtenant under the Ground Sublease or the sublandlord as subtenant under the Prime Lease provided that the lessees is not in default under the Ground Sub-sublease or the Ground Sublease. The Ground Sub-sublease provided for monthly ground rent of $58,000 through April 30, 2010 and $63,000 beginning on May 1, 2010 through April 30, 2020.  On May 1, 2020, May 1, 2040 and May 1, 2060, ground rent was to be adjusted to 8% of the fair market value of Lot A, as defined.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011

JUNE 30, 2010 AND 2009

(Amounts in dollars)

7.             GROUND LEASE (Continued)

The Ground Lease also provided the Company with an option to purchase the land (the “Purchase Option”).

The Purchase Option is exercisable on April 30, 2020, April 30, 2037 and on the last day of every 10th year thereafter (the “Purchase Date”).  The Purchase Price, as defined in the Ground Lease, was to be the amount which together with all ground rent paid by the Company on or before the applicable Purchase Date yields an internal rate of return (“IRR”) that equals the Target IRR in respect to the applicable Purchase Date as follows:

Purchase Date	Target IRR
4/30/2020	7.47%
4/30/2037	7.67%
4/30/2047	7.92%
4/30/2057	8.17%
4/30/2067	8.42%
4/30/2077	8.67%

In the event the Purchase Option was exercised on April 30, 2020, the Company was to pay a purchase price of approximately $521 million which is based upon an agreed land value of $317 million in July 2007 according to a Target IRR of 7.47%.

The Ground Lease also provided for an option to demolish the Property (“Demolition Option”) during the period beginning on May 1, 2055 and ending on April 30, 2072 (the “Demolition Period”). The Ground Lease lessor has the option to cause the Company to purchase the Property (“Put Option”) at a then Put Price, as defined.  The Put Option is exercisable during the period subsequent to the Demolition Option and prior to April 30, 2072.

8.            RELATED PARTY TRANSACTIONS

The Company entered into an Asset Management Agreement (the “Management Agreement”) with MREI, dated July 2007 which expires in June 2058.  The Company was charged an asset management fee of 1.0% of Gross Revenues. Effective July 2008, IRSA received 50% of the asset management fees. Asset management fee for the period from July 1, 2010 through February 24, 2011 was $193,000, and is included in management fees in the accompanying consolidated statements of operations.

The Management Agreement also provided for MREI to receive reimbursement for all expenses and out of pocket costs incurred in connection with services rendered to the Property.

The Asset Management Agreement was terminated as part of the reorganization on December 30, 2010, see Notes 10 and 11 to the consolidated financial statements.

9.            COMMITMENTS

In July 2007, the Company entered into a property management agreement with CB Richard Ellis, Inc (“CBRE”) which expired in December 2007 and provided for twelve month extensions at the Company’s discretion. The Company was charged a monthly property management fee of $23,000. In December 2009, the property management agreement was amended, which increased monthly property management fee to $53,000, and was retroactive to January 1, 2009.

Simultaneous with the amendment of the property management agreement, the Company entered into an Advisory Services Agreement to provide property management advisory services to CBRE.  The advisory services agreement provided for monthly advisory fee of $30,000 and was retroactive to January 1, 2009.

Management fee includes property management fee of $136,000 for the period from   July 1, 2010 through February 24, 2011. Property management fee for the period from July 1, 2010 through February 24, 2011 is net of advisory service income of $179,000.

The property management agreement with CBRE was terminated on December 30, 2010 and a new agreement was entered with New Lipstick LLC, see Notes 10 and 11 to the consolidated financial statements.

METROPOLITAN 885 THIRD AVENUE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD JULY 1, 2010 TO FEBRUARY 24, 2011

JUNE 30, 2010 AND 2009

(Amounts in dollars)

10.          DEBTOR IN POSSESSION

On November 16, 2010 (the “Petition Date”), Metropolitan 885 Third Avenue Leasehold LLC (the “Property Owner”), a Delaware corporation, presented a plan of reorganization (the “Plan”) including a disclosure statement and plan of reorganization (the “Plan”). The Plan provides among other things the liquidation of Metropolitan and the issuance of a new membership in the Property Owner, the reorganized debtor, in favor of New Lipstick LLC, (the “New Metropolitan Leasehold Company”). The Plan was approved by the Company’s Members and the Court approved the Plan on December 22, 2010 and it became effective on December 30, 2010 (the “Effective Date”).

11.          REORGANIZATION

On December 30, 2010, pursuant to the Plan, the Note was amended and restated to provide for a reduction in the Original Principal of $210,000,000 to $130,000,000 (the “Amended Note”).  The Debtor then made a principal repayment of $15,000,000, and as a result, the outstanding balance of the Amended Note was $115,000,000 after the reorganization. The Amended Note bore interest at 4.26% through January 7, 2011; thereafter (i) interest was based on Libor plus 400 basis points, or (ii) Prime Rate plus Prime Rate Margin, if converted into a Prime Rate Loan, as defined.  The Amended Note provided for maximum interest rate of 5.25% through February 29, 2012 and 6.25% from March 1, 2012 through August 31, 2015 and matures on August 1, 2017.

As a result of the reorganization, MREI entered into purchase and sales agreement to assign its 5% Class B interest in the Company to IRSA (2.7%) and Marciano (2.3%) and its 3.27% Common Interest in the Company to IRSA (1.77%) and Marciano (1.5%).

The Preferred Equity and unpaid preferred return was settled with Goldman for a payment of $2,600,000 plus the balance in the preferred return escrow account at the Effective Date which was $1,591,727.

In accordance with the Plan, all professional fees and expenses relating to the reorganization incurred by the Debtor subsequent to the Petition Date is the responsibility of New Lipstick.

In accordance with the terms of the Plan the Company was liquidated on February 24, 2011.

 12.         SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after February 24, 2011 up through December 23, 2011 the date these consolidated financial statements were available for issue. During this period, the Company did not have any material subsequent events.