Form 20-F
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2012-10-31
CIK 933267

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2012

OR
	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___
For the transition period from ___ to ___

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

The number of outstanding shares of the issuer’s common stock as of June 30, 2012 was 578,676,460.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act:    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.     ☒   Yes     ☐   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒   Yes     ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).     ☐   Yes     ☒   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

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

In Argentina the standard measure of area in the real estate market is the square meter (m2), while in the United States and certain other jurisdictions, the standard measure of area is the square foot (sq. ft.). All units of area shown in this annual report ( e.g. , gross leasable area of buildings and size of undeveloped land) are expressed in terms of square meters. One square meter is equal to approximately 10,764 square feet. One hectare is equal to approximately 10,000 square meters and approximately 2.47 acres.

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

This annual report contains our Audited Consolidated Financial Statements as of June 30, 2012 and 2011 and for the fiscal years ended June 30, 2012, 2011 and 2010 (our Audited Consolidated Financial Statements), which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein.

We prepare our audited consolidated financial statements in thousands of Pesos and in accordance with generally accepted accounting principles in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively, “Argentine GAAP”) and the regulations of the Comisión Nacional de Valores, which differ in certain significant respects from accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in our consolidated financial statements as well as additional disclosures required by U.S. GAAP and Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). See Note 26 to our audited consolidated financial statements for a description of the principal differences between Argentine GAAP and U.S. GAAP, as they relate to us, and reconciliation to U.S. GAAP of net income and shareholders’ equity.

Additionally, after considerable inflation levels for the second half of 2002 and the first months of 2003, on March 25, 2003, the Argentine government instructed the Comisión Nacional de Valores to issue the necessary regulations to preclude companies under its supervision from presenting price-level restated financial statements. Therefore, on April 8, 2003, the Comisión Nacional de Valores issued a resolution providing for the discontinuance of inflation accounting as of March 1, 2003. We complied with the Comisión Nacional de Valores resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were restated until that date, using a conversion factor of 1.1232. Since Argentine GAAP required companies to discontinue inflation adjustments as from October 1, 2003, the application of the Comisión Nacional de Valores resolution represented a departure from Argentine GAAP. However, due to low inflation rates during the period from March 1, to September 30, 2003, such a departure did not have a material effect on our Audited Consolidated Financial Statements.

   Income taxes

    Resolution CD 93/2005 issued by the CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent("resolution 93 treatment"). As a result, the company had elected to continue treating differences as permanent in its prior years financial statements.

     On October 24, 2011, in anticipation of the implementation of International Financial Reporting Standards ("IFRS") for public entities, the Comisión Nacional de Valores issued Resolution N° 592, which provides that issuers who followed the Resolution 93 treatment should recognize the deferred tax liability on a retroactive basis before its transition date, i.e. July 1, 2011 for IRSA.

For this reason, and for purposes of complying with the rulings of the Comisión Nacional de Valores, we has recorded an adjustment to recognize the deferred tax liability. Therefore, we retroactively adjusted as of June 30, 2011, 2010, 2009 and 2008 as follows:

	As of June 30, 2011		As of June 30, 2010		As of June 30, 2009		As of June 30, 2008
	As adjusted	As previously issued	As adjusted	As previously issued	As adjusted	As previously issued	As adjusted	As previously issued
Consolidated Balance Sheets

Other receivables and prepaid expenses, net (Non-current)	149,626	161,331	174,470	187,182	171,224	196,766	83,478	140,314
Total Non current assets	5,258,425	5,270,130	4,430,397	4,443,109	4,018,576	4,044,118	3,521,294	3,578,130
Total Assets	6,303,605	6,315,310	5,620,729	5,633,441	4,910,445	4,935,987	4,415,136	4,471,972

Taxes Payable (Non-current)	497,009	328,692	291,071	110,441	251,610	61,254	219,958	35,327
Total Non current liabilities	2,379,229	2,210,912	1,506,298	1,325,668	1,591,410	1,401,054	1,533,443	1,348,812
Total Liabilities	3,684,986	3,516,669	2,847,918	2,667,288	2,566,300	2,375,944	2,275,710	2,091,079

Minority interest	304,932	316,826	550,574	563,107	450,728	464,381	442,162	456,715
Shareholders´ equity	2,313,687	2,481,815	2,222,237	2,403,046	1,893,417	2,095,662	1,697,264	1,924,178
Consolidated Statements of Income
Income tax expense	(91,203)	(104,524)	(125,871)	(148,427)	(54,766)	(80,334)	(65,637)	(78,112)
Minority interest	(58,405)	(57,765)	(44,572)	(43,453)	24,445	(25,345)	(28,711)	(27,900)
Net income	294,785	282,104	355,938	334,501	183,303	158,635	66,539	54,875

Transition to IFRS

On March 20, 2009, the FACPCE issued Technical Resolution No. 26 ("RT 26") “Adoption of IFRS” as issued by the International Accounting Standards Board (“IASB”) which required companies under the supervision of the Comisión Nacional de Valores to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods.

There are Consejos Profesionales or standard setters in each provincial jurisdiction in Argentina, which have the power to adopt, reject or modify a technical resolution issued by the FACPCE. The jurisdiction where we are located is the Autonomous City of Buenos Aires which Consejo Profesional is the CPCECABA.

On April 25, 2009, the CPCECABA approved RT 26. However, the Comisión Nacional de Valores issued Technical Resolution No. 562/09, as amended by Resolution 576/10, which formally adopted RT 26 for fiscal years beginning on January 1, 2012. Accordingly, we are required to prepare our consolidated financial statements in accordance with IFRS as issued by the IASB for our fiscal year ended June 30, 2013.

Furthermore, Technical Resolution No. 562/09, as amended by Resolution 576/10, mandated companies to include certain reconciling information between prior GAAP and IFRS in the year prior to first adoption of IFRS. This information is not intended to purport the reconciliations required under IFRS 1 "FIRST TIME ADOPTION OF IFRS" which will be included in the first IFRS consolidated financial statements for the year ended June 30, 2013.

This information comprised of a reconciliation between Argentine GAAP and IFRS as issued by the IASB of Shareholders´ Equity as of July 1, 2011 (transition date) and as of June 30, 2012, as well as the income statement and cash flows for the year ended June 30, 2012. The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued. See Note 24 to our audited consolidated financial statements included elsewhere in this annual report.

Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding. Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the seller exchange rate quoted by the Banco de la Nación Argentina for June 30, 2011 and June 30, 2012, which was Ps.4.110 = US$ 1.00 and Ps.4.527 = US$ 1.00. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

References to fiscal years 2008, 2009, 2010, 2011 and 2012 are to the fiscal years ended June 30 of each such year.

MARKET DATA

Market data used throughout this annual report was derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable. Certain market data which appear herein (including percentage amounts) may not sum due to rounding.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

This item is not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3.	Key Information

A. Selected Financial Data

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with and is qualified in its entirety by reference to our Audited Consolidated Financial Statements and the discussion in Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2012, 2011 and 2010 and the selected consolidated balance sheet data as of June 30, 2012 and 2011 have been derived from our Audited Consolidated Financial Statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

The selected consolidated statement of income data for the years ended June 30, 2009 and 2008 and the selected consolidated balance sheet data as of June 30, 2010, 2009 and 2008 have been derived from the financial statements originally issued and adjusted to reflect the retroactive application of the deferred tax liability treatment mandated by Resolution No. 592 described in Presentation of Financial and Certain Other Information.

References to fiscal years 2008, 2009, 2010, 2011 and 2012 are to the fiscal years ended June 30, 2008, 2009, 2010, 2011 and 2012, respectively:

Summary Consolidated Financial and Other Information for IRSA

	Fiscal Years Ended June 30,
	2012	2012	2011	2010	2009	2008
	(In thousands of US$)(2)	(In thousands of Ps.) (1)
STATEMENT OF INCOME DATA
Argentine GAAP
Revenues:
Development and sale of properties	72,543	328,404	341,074	225,567	280,362	196,811
Office and other non-shopping center rental properties	42,471	192,267	164,618	154,164	147,749	102,159
Shopping centers	192,563	871,732	674,779	518,355	396,733	345,395
Hotels	37,555	170,012	192,883	159,894	158,913	148,847
Consumer financing	1,068	4,836	68,576	265,346	236,827	291,030
Total revenues	346,200	1,567,251	1,441,930	1,323,326	1,220,584	1,084,242
Costs	(121,566)	(550,331)	(600,755)	(475,295)	(508,506)	(464,223)
Gross profit:
Development and sale of properties	24,438	110,630	96,310	142,422	132,044	45,917
Office and other non-shopping center rental properties	35,108	158,935	132,059	123,296	118,419	75,812
Shopping centers	152,660	691,094	493,306	359,440	287,458	246,220
Hotels	11,714	53,029	73,412	56,997	60,024	64,627
Consumer financing	714	3,232	46,088	165,876	114,133	187,443
Total gross profit	224,634	1,016,920	841,175	848,031	712,078	620,019
Selling expenses	(23,970)	(108,514)	(106,704)	(185,401)	(236,201)	(247,297)
Administrative expenses	(48,024)	(217,406)	(200,359)	(195,291)	(147,329)	(122,121)
Gain from recognition of inventories at net realizable value	9,458	42,817	45,442	33,831	12,056	2,832
Net income (loss) from retained interest in securitized receivables	-	-	4,707	37,470	(46,012)	(1,261)
Gain from operations and holdings of real estate assets, net	127	573	1,140	1,091	1,124	2,670
Operating income (loss):
Development and sale of properties	20,146	91,199	85,059	139,516	121,169	19,270
Office and other non-shopping center rental properties	23,208	105,061	84,054	73,526	76,485	52,930
Shopping centers	121,463	549,862	385,142	267,971	214,903	182,261
Hotels	(3,182)	(14,401)	12,171	5,414	8,590	18,040
Consumer financing	590	2,669	18,975	53,304	(125,431)	(17,659)
Total operating income	162,225	734,390	585,401	539,731	295,716	254,842
Amortization of negative goodwill, net	4,008	18,145	17,427	1,641	1,602	1,638
Financial results, net	(97,855)	(442,991)	(282,246)	(165,096)	(136,381)	(76,742)
Gain (loss) on equity investees	25,793	116,766	138,420	160,416	61,542	(13,209)
Other expenses, net	(6,589)	(29,827)	(14,609)	(10,311)	(8,855)	(5,642)
Income before taxes and minority interest	87,582	396,483	444,393	526,381	213,624	160,887
Income tax and MPIT	(22,682)	(102,683)	(91,203)	(125,871)	(54,766)	(65,637)
Minority interest	(3,031)	(13,719)	(58,405)	(44,572)	24,445	(28,711)
Net income	61,869	280,081	294,785	355,938	183,303	66,539
Basic net income per share (3)	0.11	0.48	0.51	0.62	0.32	0.12
Basic net income per GDS (3)	1.07	4.84	5.09	6.15	3.17	1.21
Diluted net income per share (4)	0.11	0.48	0.51	0.62	0.32	0.12
Diluted net income per GDS (4)	1.07	4.84	5.09	6.15	3.17	1.21
Weighted average number of shares outstanding	578,676	578,676	578,676	578,676	578,676	549,277
Adjusted weighted - average number of shares (4)	578,676	578,676	578,676	578,676	578,676	549,277
Capital stock	578,676	578,676	578,676	578,676	578,676	578,676

	Fiscal Years ended June 30,
	2012	2012	2011	2010	2009	2008
	(In thousands of US$)(2)	(In thousands of Ps. Except ratios)
U.S. GAAP
Revenues	430,090	1,947,017	1,628,653	1,580,578	1,454,738	1,227,797
Costs	(188,645)	(853,996)	(754,717)	(686,660)	(702,246)	(586,206)
Gross profit	241,445	1,093,021	873,936	893,918	752,492	641,591
Selling expenses	(20,793)	(94,131)	(98,813)	(177,179)	(217,516)	(224,348)
Administrative expenses	(46,875)	(212,203)	(195,023)	(203,186)	(155,902)	(124,092)
Net (loss) income from retained interest in securitized receivables	-	-	5,235	58,115	(41,999)	(13,928)
Gain on bargain purchases	-	-	28,365	58,470	-	-
Disposal of business	-	-	34,149	-	-	-
Operating income	173,777	786,687	647,849	630,138	337,075	279,223
Gain on equity investees	(6,210)	(28,110)	176,839	134,047	(53,033)	(7,253)
Financial results, net	(99,496)	(450,420)	(223,110)	(161,371)	(212,428)	(14,644)
Amortization of goodwill	(2,959)	(13,396)	(14,140)	-	-	-
Other expenses, net	(4,950)	(22,407)	(19,237)	(10,117)	(5,706)	(10,415)
Income before taxes and minority interest	60,162	272,354	568,201	592,697	65,908	246,911
Income tax and MPIT	(30,736)	(139,144)	(111,819)	(126,540)	(107,259)	(78,336)
Net income under U.S. GAAP	29,426	133,210	456,382	466,157	(41,351)	168,575
Non-controlling interest	(2,339)	(10,587)	(56,187)	(83,304)	47,998	(46,459)
Net income under U.S. GAAP attributable to IRSA	27,087	122,623	400,195	382,853	6,647	122,116
Basic net income per share(3)	0.05	0.21	0.69	0.66	0.01	0.22
Basic net income per GDS(3)	0.47	2.12	6.92	6.62	0.11	2.22
Basic net income before extraordinary items and accounting changes per share (3)	0.05	0.21	0.69	0.66	0.01	0.22
Diluted net income per share(4)	0.05	0.21	0.69	0.66	0.01	0.22
Diluted net income per GDS(4)	0.47	2.12	6.92	6.62	0.11	2.16
Diluted net income before extraordinary items and accounting changes per share (4)	-	-	0.69	0.66	0.11	0.22
Weighted - average number of shares outstanding	578,676	578,676	578,676	578,676	578,676	549,277
Adjusted weighted - average number of shares(4)	578,676	578,676	578,676	578,676	578,676	570,472

BALANCE SHEET DATA
Argentine GAAP
Cash and banks and current investments	84,082	380,640	378,353	330,343	401,796	545,192
Inventories	29,198	132,179	262,660	259,569	24,899	53,602
Accounts receivable net	66,576	301,388	248,998	359,529	263,471	186,017
Total current assets	212,735	963,050	1,045,180	1,190,332	891,869	893,842
Non-current Inventories	21,476	97,221	89,441	55,088	164,933	129,178
Accounts receivable net	8,098	36,661	14,300	42,123	6,626	10,395
Non-current investments (5)	512,084	2,318,203	1,946,145	1,480,805	1,001,654	833,373
Fixed assets net	733,302	3,319,660	3,405,851	2,692,637	2,720,506	2,530,141
Total non-current assets	1,245,309	5,637,515	5,258,425	4,430,397	4,018,576	3,521,294
Total assets	1,458,044	6,600,565	6,303,605	5,620,729	4,910,445	4,415,136
Short-term debt (6)	127,167	575,687	683,813	609,190	351,173	190,153
Total current liabilities	282,851	1,280,467	1,305,757	1,341,620	974,890	742,267
Long-term debt (7)	456,334	2,065,826	1,756,919	1,031,528	1,044,725	1,121,264
Total non-current liabilities	579,167	2,621,890	2,379,229	1,506,298	1,591,410	1,533,443
Total liabilities	862,018	3,902,357	3,684,986	2,847,918	2,566,300	2,275,710
Minority interest	80,170	362,929	304,932	550,574	450,728	442,162
Cumulative translation adjustment	17,666	79,975	34,124	17,459	12,849	- -
Shareholders’ equity	515,856	2,335,279	2,313,687	2,222,237	1,893,417	1,697,264

U.S. GAAP
Cash and banks and current investments	74,680	338,077	366,635	312,827	374,574	531,575
Inventories	3,203	14,498	37,487	16,107	31,002	38,905
Accounts receivable, net	65,637	297,140	251,702	373,427	262,128	195,269
Other receivables and prepaid expenses	32,208	145,804	291,376	385,466	413,554	249,153
Total current assets	175,728	795,518	806,822	897,769	870,065	912,354
Non-current investments(5)	524,837	2,375,936	2,181,635	1,587,282	740,407	748,550
Fixed assets, net	539,913	2,444,187	2,496,626	2,557,845	2,469,051	2,331,695
Intangible assets, net	18,549	83,971	2,417	11,907	8,051	16,789
Total assets	1,299,131	5,881,164	5,684,931	5,319,867	4,411,670	4,219,383
Trade accounts payable	26,728	120,996	107,687	248,278	328,890	314,948
Other liabilities	28,282	128,033	96,878	124,934	176,525	133,273
Short-term debt(6)	122,761	555,740	663,344	606,189	349,627	190,153
Total current liabilities	256,538	1,161,346	1,146,311	1,171,949	996,787	749,505
Long-term debt(7)	452,828	2,049,954	1,690,417	996,040	1,013,494	1,120,257
Total non-current liabilities	511,164	2,314,037	2,026,863	1,430,020	1,469,341	1,447,833
Shareholders’ equity	531,429	2,405,781	2,511,757	2,717,898	1,958,586	2,026,823
Non-controlling interest	84,135	380,881	332,031	521,374	370,060	385,959
Shareholders’ equity attributable to IRSA	447,294	2,024,900	2,179,726	2,196,524	1,588,126	1,640,864

CASH FLOW DATA
Argentine GAAP
Net cash provided by operating activities	194,080	878,600	571,832	376,458	442,619	469,117
Net cash used in investing activities	(88,872)	(402,324)	(746,042)	(455,979)	(455,041)	(812,718)
Net cash provided by (used in) financing activities	(111,643)	(505,410)	335,130	44,933	(190,640)	24,082
U.S. GAAP(8)
Net cash provided by operating activities	189,616	858,390	499,459	294,062	348,841	351,020
Net cash used in investing activities	(85,568)	387,365	(294,015)	(526,705)	(466,771)	(401,678)
Net cash (used in) provided by financing activities	(113,275)	512,794	(18,662)	179,874	(58,898)	149,145
Effect of exchange rate changes on cash and cash equivalents	1,184	5,361	(3,416)	(2,340)	(20,677)	2,161

OTHER FINANCIAL DATA
Argentine GAAP

Capital expenditures (9)	34,020	154,008	966,958	168,460	323,123	768,699
Depreciation and amortization (10)	39,199	177,454	171,553	160,746	136,392	115,207
Working capital (11)	(70,116)	(317,417)	(260,577)	(151,288)	(83,021)	151,575
Ratio of current assets to current liabilities	0.17	0.75	0.8	0.89	0.91	1.20
Ratio of shareholders equity to total liabilities	0.13	0.60	0.63	0.78	0.74	0.75
Ratio of non-current assets to total assets	0.19	0.85	0.83	0.79	0.82	0.80

(1)	Except for ratios and share data.
(2)
Except for ratios and share data. Solely for the convenience of the reader, we have translated Peso amounts into U.S. Dollars at the exchange rate quoted by Banco de la Nación Argentina for June 30, 2012 which was Ps.4.527 per US $1.00. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”.

(3)
We have calculated earnings per share data under Argentine GAAP and U.S. GAAP based on the weighted average number of common shares outstanding during the respective period. Each GDS represents ten common shares.

(4)
Under both Argentine and U.S. GAAP we have considered the diluted effects of our outstanding convertible notes and warrants.However, under U.S. GAAP, we have used the treasury-stock method in calculating the diluted effect of the outstanding warrants. Each GDS represents ten common shares.

(5)	Includes 29.77% (without considering treasury shares) investment in Banco Hipotecario, Hersha, Metropolitan and Rigby, and our investments in undeveloped parcels of land.
(6)	Includes short-term debt and current mortgages payable.
(7)	Includes long-term debt and non-current mortgages payable.
(8)
This table is intended to present cash flows from operating, investing and financing activities under Argentine GAAP but following the classification financial statements included elsewhere herein for details of the differences in classifications affecting the categories of cash guidelines of Codification ASC No. 230 under U.S. GAAP. See Note 26 to our audited consolidated financial statements included elsewhere herein for details of the differences in classifications affecting the categories of cash flows.

(9)
Includes the purchase of fixed assets (including facilities and equipment), undeveloped parcels of land and renovation and remodeling of hotels and shopping centers and the purchase of subsidiaries which are essentially real estate purchases. Alsoinclude escrow deposits held in favor of third parties related to the acquisition of certain fixed assets.

(10)	Corresponds to depreciation and amortization included in operating income.
(11)	Working capital is calculated by substracting consolidated current liabilities from consolidated current assets.

Exchange Rate

In April 1991, Argentine law established a fixed exchange rate according to which the Central Bank was statutorily obligated to sell U.S. Dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted Law No. 25,561 (the “Public Emergency Law”), abandoning over ten years of fixed Peso-U.S. Dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. Dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002. As of October 15, 2012 the exchange rate was Ps. 4.7070 = US$1.00 as quoted by Banco de la Nación Argentina at the U.S. Dollar selling rate. During the fiscal year 2010, fiscal year 2011 and fiscal year 2012, the Central Bank has indirectly affected the exchange rate market, through active participation with the purpose of isolating external effects and maintaining a stable parity.

The following table presents the high, low, average and period closing exchange rate for the average ask / bid of U.S. Dollars stated in nominal Pesos per U.S. Dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing(4)
FiFiscal year ended June 30, 2008	3.1640	2.9960	3.1196	3.0050
Fiscal year ended June 30, 2009	3.7780	2.9940	3.3862	3.7770
Fiscal year ended June 30, 2010	3.9130	3.6360	3.8255	3.9110
Fiscal year ended June 30, 2011	4.0900	3.9110	3.9810	4.0900
Fiscal year ended June 30, 2012	4.5070	4.0900	4.2808	4.5070
July, 2012	4.5650	4.5050	4.5337	4.5650
August, 2012	4.6180	4.5660	4.5905	4.6180
September, 2012	4.6180	4.5660	4.5905	4.6180
As of October 15, 2012	4.7070	4.6790	4.6915	4.7070

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year, month or partial period described in the table above.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year, month or partial period described in the table above.
(3)	Average exchange rate for the fiscal year, month or partial period described in the table above.
(4)	Average of the selling rate and buying rate.

Source: Banco de la Nación Argentina

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

C. Reasons for the Offer and Use of Proceeds

This item is not applicable.

D. Risk Factors

You should consider the following risks described below, in addition to the other information contained in this annual report. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares, Global Depositary Shares (“GDSs”), American Depositary Shares (“ADRs”) and warrants involves a high degree of risk, including the possibility of loss of your entire investment.

 Risks Relating to Argentina

Argentina’s growth may not be sustainable.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Although the economy has recovered significantly since then, uncertainty remains as to whether the recent growth is sustainable, since it has depended, to a significant extent, on favorable exchange rates, high commodity prices and excess production capacity. The recovery, however, has resulted in inflation and has intensified the country’s need for capital investment, with many sectors, in particular the energy sector, operating near full capacity. Additionally, the global financial crisis and economic downturn of 2008 has had a significant adverse impact on the country’s performance which could remain a factor in the foreseeable future.

In 2011, the Argentine GDP, increased 7.28%, according to data published by the National Institute of Statistics (“Instituto Nacional de Estadísticas y Censos” or the “INDEC”). For the six months ended June 30, 2012, GDP increased 1.17% relative to the same period the prior year, according to data published by the INDEC. As of June 30, 2012, the Monthly Economic Activity Estimator (“Estimador Mensual de Actividad Económica” or the “EMAE”) increased 0.89%, relative to the same period the prior year, according to data published by the INDEC.

The economic and financial crisis in certain European countries, the United States, and certain other important commercial partners of Argentina, may imply a decline in the international demand for Argentine products, which could have a material adverse effect on our financial condition and the resulted of operations.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

The devaluation of the Peso in January 2002 created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilized in 2003. In fiscal years 2007, 2008, 2009, 2010, 2011 and 2012, inflation according to the INDEC was 7.7%, 7.2%, 8.5%, 11.0%, 9.7% and 9.9%, respectively, in part due to actions implemented by the Argentine government to control inflation, including limitations on exports and price arrangements agreed upon with private companies. The uncertainty surrounding future inflation may impact the country’s growth.

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

Additionally, high inflation would also undermine Argentina’s foreign competitiveness and adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of the Peso devaluation on the export-oriented sectors of the Argentine economy will decrease the level of economic activity in the country. In turn, a portion of the Argentine debt is adjusted by the Coefciente de Estabilización de Referencia, (the “Stabilization Coefficient Index, or “CER Index”), a currency index that is strongly tied to inflation. Therefore, any significant increase in inflation would cause an increase in Argentina’s debt and, consequently, the country`s financial obligation.

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the policy of the Argentine government to curb the increase of inflation and consequently reduce payments on the outstanding inflation-linked bonds issued by Argentina. At the time that the INDEC adopted this change in methodology the Argentine government also replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. In addition, the International Monetary Fund (“IMF”) requested to clarify its inflation rates several times.

In June 2008, the INDEC published a new consumer price index which eliminated nearly half of the items included in previous surveys and introduced adjustable weightings for several items as fruits, vegetables and clothing, which have seasonal cost variations. The INDEC has indicated that it based its evaluation of spending habits on a national household consumption survey from 2004 to 2005, in addition to other sources.

The aforementioned new consumer price index has been criticized by economists and investors after its debut report found prices rising well below expectations. These events have negatively affected the credibility of the consumer price index published by the INDEC, as well as other indexes published by the INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product index. Argentina’s inflation rate may be significantly higher than the rates indicated by official reports.

In December 2010, the Argentine government agreed to meet with an official IMF team which arrived in Argentina to assist the INDEC with the development of a new national price index. In April 2011, the IMF team completed the second technical mission to assist on the design and methodology of a new national price index. As of the date of this annual report, Argentina´s government is intended to implement a new consumer price index before Febraury, 2013.

If the investigation carried out by the IMF results in a finding that the methodologies used to calculate the Consumer Price Index or other INDEC indexes derived from the Consumer Price Index were not accurate, or if it is determined that it is necessary to correct the Consumer Price Index and the other INDEC indexes derived from the Consumer Price Index as a result of the methodology used by INDEC, there could be a significant decrease in confidence in the Argentine economy. Given the limited credit available to emerging market nations as a result of the global economic crisis, the ability to access credit in the capital markets could be limited by the uncertainty relating to the inaccuracy of the economic indexes and rates in question which could adversely affect our results of operations and financial conditions.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth

In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. As a result of this restructuring,  the Argentine government announced that it had approximately US$129.2 billion in total gross public debt as of December 31, 2005. Certain bondholders that did not participate in that restructuring, mainly from the United States, Italy and Germany, filed legal actions against Argentina to collect on the defaulted bonds. Many of these proceedings are still pending as of this date and holdout creditors may initiate new suits in the future.

On January 3, 2006, Argentina repaid in full its debt of approximately US$ 9.8 billion with the IMF.

In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Central Bank in an amount equal to approximately US$6.5 billion. However, as of the date of this Annual Report, the National Government has not yet cancelled such debt. In late 2010, Argentina´s government announced a new round of negotiations with the Paris Club to cancel such debt, which then totaled approximately US$8.0 billion, without the intervention of the IMF.

   In addition, foreign shareholders of several Argentine companies have filed claims before the International Center for the Settlement of Investment Disputes (“ICSID”) alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Since May 2005, the ICSID tribunals have issued several awards against Argentina. Only the cases “CMS v. Argentina”, “Azurix v. Argentina” and “Vivendi v. Argentina” are currently final. This decisions required the Argentine government to pay US$133.2 million, US$165.2 million and US$105 million, respectively. As of the date of this annual report, Argentina has not yet paid the amounts referred to above.

On April 30, 2010, Argentina launched a new debt exchange to holders of the securities issued in the 2005 debt exchange and to holders of the securities that were eligible to participate in the 2005 debt exchange (other than brady bonds) to exchange such debt for new securities and, in certain cases, a cash payment. As a result of the 2005 and 2010 exchange offers, Argentina restructured over 91% of the defaulted debt eligible for the 2005 and 2010 exchange offers. The creditors who did not participate in the 2005 or 2010 exchange offers may continue their pursuit of a legal action against Argentina for the recovery of debt, which could adversely affect Argentina’s access to the international capital markets.

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments and awards against the Argentine government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations. Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina. In addition, various creditors have organized themselves into associations to engage in lobbying and public relations concerning Argentina’s default on its public indebtedness. Such groups have over the years unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets. Although neither the United States Congress nor the New York state legislature has taken any significant steps towards adopting such legislation, we can make no assurance that the enactement of new legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.

In April 2010, a Court of New York granted an attachment over reserves of the Argentine Central Bank in the United States requested by creditors of Argentina on the basis that the Central Bank was its alter ego. In July 2011, an appeals court reserved that ruling, stating that the assets of the Central Bank were protected by law. Plaintiffs have petitioned the United States Supreme Court to review the appeals court decision. As of the date of this annual report, the United States Supreme Court has not addressed the case. As a result of Argentina’s default and its aftermath, the government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations. Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth.

Significant fluctuation in the value of the Peso may adversely affect the Argentine economy as well as our financial performance.

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

On the other hand, a substantial increase in the value of the Peso against the U.S. Dollar also presents risks for the Argentine economy. The appreciation of the Peso against the U.S. Dollar negatively impacts the financial condition of entities whose foreign currency denominated assets exceed their foreign currency-denominated liabilities, such as us. In addition, in the short term, a significant real appreciation of the Peso would adversely affect exports. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports. The appreciation of the Peso against the U.S. Dollar could have an adverse effect on the Argentine economy and our business.

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

The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, the employees and labor organizations have begun again demanding significant wage increases. It is possible that the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

The nationalization of Argentina’s pension funds has materially and adversely affected local capital markets and may continue to do so.

Under Law No. 26,425, which was published in the Official Gazette in December 2008, the Argentine government transferred approximately Ps.94.4 billion (US$29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (pension funds, or “AFJPs”) to the social security agency (“ANSES”) managed by the National State.

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

AFJPs were the largest participants in the country’s local capital markets, leading the group of institutional investors. With the nationalization of their assets, the dynamics of the local capital markets changed due to the decrease in their number, becoming a concentrated group. In addition, the government became a significant shareholder in many of the country’s publicly-held companies. Pursuant to current regulations, ANSES may exercise the voting rights corresponding to its respective shares, which could eventually result in uncertain consequences. The nationalization of the AFJP has adversely affected investors’ confidence in Argentina, which may impact our ability to undertake access to the capital market in the future.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. On June 2005, the government issued decree No. 616/2005, which established additional controls on capital inflow, including the requirement that, subject to limited exemptions, 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. On October 2011, new exchange controls measures that restrict foreign exchange inflows and outflows of capital have been implemented, among them it was established as a requirement for the repatriation of the direct investment of the non-resident (purchase of shares of local companies and real estate), the demonstration of the income of the currency and its settlement in the single free exchange market “Mercado Único y Libre de Cambios”. This measure increases the cost of obtaining foreign funds and limits access to such financing. Additionally, in July 2012, the Central Bank issued Communication “A” 5318, that among others, suspended the access to the “Mercado Único y Libre de Cambios” by residents for the formation of off-shore assets without a specific allocation.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is constrained. For more information, please see Item 10 (d) “Exchange Controls”.

Payment of dividends to non-residents has been limited in the past and may be limited again.

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. If similar restrictions are enacted by the Argentine government or the Central Bank in the future, it could have an adverse effect on our business.

Property values in Argentina could decline significantly.

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

During 2001 and the first half of 2002, a significant amount of deposits were withdrawn from Argentine financial institutions largely due to the loss of confidence of depositors in the Argentine government’s ability to repay its debts, including its debts within the financial system, and to maintain Peso-Dollar parity in the context of its solvency crisis.

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

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999.

In addition, Argentina is also affected by the economic conditions of major trade partners, such as Brazil and/or countries that have influence over world economic cycles, such as the United States. If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these developing countries, which are also Argentina’s trade partners, fall into a recession the Argentine economy would be affected by a decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

Moreover, several European Union members have been obliged to reduce their public expenditures due to their high indebtedness rates, which had a negatively impact on the economy of the Euro zone. Japan has also announced that it will cut fiscal expenditures. Since 2008, the “sub-prime” crisis in the United States and the recent economic recession and fiscal deficit experienced in certain European countries caused an economic slowdown in the world’s principal economies. Recently, the possibility of a default by Greece or other Eurozone country has increased market volatility and it may complicate financing access.

After acknowledging difficulties to meet payment of its public debt, the accounts of Greece were put under the supervision of the European Union. Mainly due to fears of contagion and to the drastic decline in Greece’s public debt ratings, the European Union, together with the International Monetary Fund, designed a plan of aid for Greece involving the supply of approximately 110 billion Euros. This contribution was granted based on the adjustment plan approved by the European Union for Greece, which included pay cuts for civil servants, pensions and retirement reductions, and significant increases in taxes. This led to widespread rioting in the streets.

Spain, Portugal, Germany and the UK have made similar adjustments in all areas to prevent further deterioration of their accounts. More recently, Ireland has adopted similar measures, and on June 2012, the Eurogroup agreed to lend Spain up to 100 billion euros to shore up its teetering banks (while at the same time was negotiating additional rescue packages with the IMF). Notwithstanding these measures, it is unclear what consequences there would be in the global financial system if any of the major global financial institutions became insolvent, or what effects such a situation might have on the rest of the financial system.

 The current global economic condition may have significant long-term effects on Latin America and Argentina, mainly reflected in the lack of access to international credit, reduced demand for Argentine exports, and significant reductions in foreign direct investment. The realization of any or all of these risk factors, as well as events that may arise in the main regional partners, including members of Mercosur, could have a material adverse effect on the Argentine economy and, indirectly, on our operations, business, and results of our operations.

If prices for Argentina’s main commodity exports decline, such decline could have an adverse effect on Argentina’s economic growth and on our business.

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. Argentina’s recovery from the financial crisis in 2001 and 2002 has depended to a significant extent on the rise in commodity prices, particularly prices of its main commodity exports, such as soybeans. High commodity prices have contributed significantly to government revenues from taxes on exports. Fluctuations in prices for commodities exported by Argentina and a significant increase in the value of the Peso (in real terms) may reduce Argentina’s competitiveness and significantly affect the country’s exports. A decrease in exports could affect Argentina’s economy have a material adverse effect on public finances due to a loss of tax revenues, cause an imbalance in the country’s exchange market which, in turn, could lead to increased volatility with respect to the exchange rate. In addition, and more importantly in the short term, a significant appreciation of the Peso could materially reduce the Argentine government’s revenues in real terms and affect its ability to make payments on its debt obligations, as these revenues are heavily derived from export taxes (withholdings). This could worsen the financial condition of the Argentine public sector, which could materially and adversely affect the Argentine economy, as well as our financial condition and operating results.

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

We are engaged in the development and construction of office space, retail and residential properties, shopping centers and residential apartment complexes, frequently through third-party contractors. Risks associated with our developement, re-development and construction activities include the following, among others:

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

Our real estate and construction activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to the scarcity of properties in sought-after locations and the increasing number of local and international competitors.

Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business in Argentina, further increasing this competition. To the extent that one or more of our competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected. If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

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

We have acquired, and intend to acquire, properties, including large properties (such as the acquisition of Edificio República, Abasto de Buenos Aires, or Alto Palermo Shopping) that would increase our size and potentially alter our capital structure. The success of our past and future acquisitions is subject to a number of uncertainties, including the risk that:

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

We own several plots of land which are not zoned for the type of projects we intend to develop. In addition, we do not have the required land-use, building, occupancy and other required governmental permits and authorizations. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed or rejected. Moreover, we may be affected by building moratorium and anti-growth legislation. If we are unable to obtain all of the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

Acquired properties may subject us to unknown liabilities.

Properties that we acquire may be subject to unknown liabilities and we would have no recourse, or only limited recourse, to the former owners of the properties. Thus, if a liability were asserted against us based upon ownership of an acquired property, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow. Unknown liabilities relating to acquired properties could include:

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

We have focused on development projects to cater affluent individuals and have entered into property swap agreements pursuant to which we contribute our undeveloped properties to ventures with developers who will deliver us units in premium locations. At the time the developers return these properties to us, demand for premium residential units could be significantly lower. In such case, we would be unable to sell these residential units at the estimated prices or time frame, which could have a material adverse effect on our financial condition and results of operations.

It may be difficult to buy and sell real estate quickly and transfer restrictions apply to some of our properties.

Real estate investments are relatively illiquid and this tends to limit our ability to vary our portfolio promptly in response to changes in the economy or other conditions. In addition, significant expenditures associated with each equity investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a decrease in income from an investment. If income from a property declines while the related expenses do not decline, our business would be adversely affected. Some of our properties are mortgaged to secure payment of our indebtedness, and if we are unable to meet our mortgage payments, we could lose money as a result of foreclosure on such mortgages and even lose such property. In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, we might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In the type of transactions, we may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.

An adverse economic environment for real estate companies and the credit crisis may adversely impact our results of operations and business prospects.

The success of our business and profitability of our operations are dependent on continued investment in the real estate markets and access to capital and debt financing. A long term crisis in real estate investments and lack of available credit for acquisitions would be likely to constrain our business growth. As part of our business goals, we intend to increase our properties portfolio with strategic acquisitions of core properties at advantageous prices, and core plus and value added properties where we believe we can bring necessary expertise to enhance property values. In order to pursue acquisitions, we may need access to equity capital and/or debt financing. Recent disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be tempered by decreasing property values. Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets presents itself in the future, there can be no assurances that government responses to the disruptions in the financial markets will restore investor confidence, stabilize the markets or increase liquidity and availability of credit.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We had, and expect to continue to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2012, our consolidated financial debt was Ps.2,642 million (including short-term and long-term debt, accrued interest and deferred financing costs).

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

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the lenders and/or holders of our debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions (including the recent international credit crisis) and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations.

We may be negatively affected by a financial crisis in the U.S., the European Union and global capital markets.

We must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities.

The capital and credit markets have been experiencing extreme volatility and disruption during the last credit crisis. If our current resources do not satisfy our liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of our company or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms.

The recurrence of a credit crisis could have a negative impact on our major customers, which in turn could materially adversely affect our results of operations and liquidity.

The recent credit crisis had a significant negative impact on businesses around the world. The impact of a crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of their products and the inability or failure on their part to meet their payment obligations which could have a material adverse effect on our results of operations and liquidity.

Adverse incidents that occur in our shopping centers may result in damage to our image and a decrease in our customers.

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

An increase in operating costs, caused by inflation or other factors, could have a material adverse effect if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of our shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by potential recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave our shopping centers. If the international financial crisis has a substantial impact on economic activity in Argentina, it will likely have a material adverse effect on the revenues from the shopping center activity.

The loss of significant tenants could adversely affect both the operating revenues and value of our shopping center and other rental properties.

If some of our most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we simply failed to retain their patronage, our business could be adversely affected. Our shopping centers and, to a lesser extent, our office buildings are typically anchored by significant tenants, such as well known department stores who generate shopping traffic at the mall. A decision by such significant tenants to cease operations at our shopping centers or office buildings could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on our financial condition and results of operations. The closing of one or more significant tenants may induce other major tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. In addition, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of one or more significant tenants, if we are not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

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

Our growth strategy is focused on the redevelopment of properties we already own and the acquisition and development of additional properties. As a result, we are likely to depend to an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms. We cannot guarantee that additional financing, refinancing or other capital will be available in the amounts we desire or favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on the outcome of these factors, we could experience delay or difficulty in implementing our growth strategy on satisfactory terms, or be unable to implement this strategy.

Serious illnesses and pandemics, such as the 2009 outbreak of Influenza A H1N1 virus, also known as the “swine flu”, have in the pastadversely affectedconsumer and touristactivity, may do so in the future and may adversely affect our results of operations.

As a result of the outbreak of Influenza A H1N1 during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Further, several governments enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. Additionally, the outbreak of Influenza A H1N1 contributed significantly to a decrease in the number of tourists visiting Argentina in 2009. Although there was not an outbreak of AH1N1 influenza in the winter of 2011 and 2012, we cannot assure you that a new outbreak or health hazard will not occur in the future, or that such an outbreak or hazard would not significantly negatively affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses.

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

Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the policies noted above, or in the event of a loss that is subject to a substantial deductible under an insurance policy, we could lose all or part of our invested capital, and anticipated revenue from, one or more of the properties, which could have a material adverse effect on our operating results and financial condition.

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

In addition, public authorities may issue new and stricter standards, or enforce or construe existing laws and regulations in a more restrictive manner, which may force us to make expenditures to comply with such new rules. Development activities are also subject to risks relating to potential delays in obtaining or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations. Any delays or failures to obtain government approvals may have an adverse effect on our business.

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

As a result of the foregoing, we are exposed to the risk of increases of inflation under our leases and the exercise of rescission rights by our tenants could materially and adversely affect our business and we cannot assure you that our tenants will not exercise such rights, especially if rent values stabilize or decline in the future or if economic conditions deteriorate.

Eviction proceedings in Argentina are difficult and time consuming.

Although Argentine law permits a summary proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are difficult and time-consuming. Historically, the heavy workloads of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally take between six months and two years from the date the suit is filed to the time of actual eviction.

We usually attempt to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction proceedings, and in such case, they would likely have a material and adverse effect on our financial condition and results of operation.

We are subject to great competitive pressure.

Our principal properties are located in Argentina. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competing properties in a particular area could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. To date, there have been relatively few companies competing with us for shopping center properties. However, if additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on our results of operations.

Our assets are concentrated in the Buenos Aires area.

Our principal properties are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of our revenues are derived from such properties. For our fiscal years ended June 30, 2011 and 2012, approximately 85% and 85% of our consolidated revenues were derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although we own properties and may acquire or develop additional properties outside Buenos Aires, we expect continued dependance to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations.

We face risks associated with the expansion to other Latin American markets.

From 1994 to 2002, we had substantial investments outside of Argentina, including Brazil Realty, which was sold in 2002, and Fondo de Valores Inmobiliarios in Venezuela, which was sold in 2001.

We continue to believe that Brazil, Uruguay and other Latin American countries offer attractive growth opportunities in the real estate sector. We will continue to consider investment opportunities outside of Argentina as they arise.

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

In 2009, we acquired a property in Partido de la Costa, Department of Canelones, Uruguay, near Montevideo, where we plan to develop a real estate housing units and commercial premises.

We face risks associated with our expansion in the United States.

On July 2, 2008, we acquired 30% interest in Metropolitan, a limited liability company organized under the laws of Delaware, United States of America. During fiscal year 2011, as a result of certain negotiations, an agreement was reached to restructure Metropolitan’s debt, following such closing, we indirectly hold 49% of New Lipstick LLC, a holding company which is the owner of Metropolitan. Metropolitan’s main asset is the Lipstick Building, a 34-story building located on Third Avenue between 53rd and 54th streets in Manhattan, New York City. Metropolitan has incurred mortgage debt in connection with the Lipstick Building. For more information about Metropolitan, please see “Operating and Financial Review and Prospects”.

Since August 2009 we acquired and subsequently sold part of our equity interests in Hersha Hospitality Trust, therefore, on June 30, 2012 our share is 9.13%. The main assets are hotels, most of them are located on the east coast of the United States. At June 30, 2012, Hersha was the holder of an indirect controlling interest in 67 hotels. On September 4, 2012, we sold 2,000,000 common shares of Hersha. After this transaction our interest in Hersha amounts to 8.12%. For more information on Rigby, see "Business-International" and “Recent Developments”.

In December 2010, through Rigby 183 LLC, in which we indirectly holds a 49% equity interest through IMadison LLC, jointly with other partners, we acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York. On August 31, 2012, we agreed to purchase to Rigby Madison LLC’s the 33.36% equity interest it holds in Rigby 183 LLC. As a result of this transaccion our interest in Rigby 183 will increase to 82.36% of its capital stock. For more information on Rigby, see“Recent Development”.

In March 2012, IRSA, through its subsidiary Real Estate Strategies, L.P., consummated the transaction for the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. in an aggregate amount of US$ 30,000,000. As of the date of this annual report, Real Estate Strategies, L.P has appointed the directors and holds voting rights in respect of a 34% interest in Supertel Hospitality Inc. Supertel is a REIT listed in Nasdaq with the symbol “SPPR” and is focused on middle-class and long-stay hotels in 23 states in the United States of America, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

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

On November 18, 1997, in connection with the acquisition of our subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), we indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar purchased such shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, we, through Inversora Bolívar, increased our interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of the real property it had purchased in 1993 from Tandanor S.A. (“Tandanor”). Puerto Retiro appealed to the restraining order which was confirmed by the court on December 14, 2000.

In 1991, Indarsa purchased 90% of Tandanor, formerly a government-owned company, which owned a large piece of land near Puerto Madero of approximately 8 hectares, divided into two spaces: Planta 1 and 2. After the purchase of Tandanor by Indarsa, in June 1993 Tandanor sold “Planta 1” to Puerto Retiro, for a sum of US$18 million pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. Indarsa failed to pay to the Argentine government the outstanding price for its purchase of the stock of Tandanor. As a result, the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its holding in Tandanor, the Argentine government is seeking to extend Indarsa’s bankruptcy to the companies or individuals which, according to its view, acted as a single economic group. In particular, the Argentine government has requested the extension of the bankruptcy to Puerto Retiro, which acquired Planta 1 from Tandanor.

The time for producing evidence in relation to these legal proceeding has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the above mentioned criminal procedure that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution is not final because it was appealed. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps. 54.3 million, as of June 30, 2012, would be lost. As of June 30, 2012, we had not established any reserve with respect to this contingency.

Property ownership through joint ventures or minority participation may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, in our Shopping Center segment, as of June 30, 2012, we owned approximately 95.6% of Alto Palermo. Through our subsidiary Alto Palermo S.A. (“Alto Palermo” or “APSA”), we own 80% of Panamerican Mall S.A., while another 20% is owned by Centro Comercial Panamericano S.A and 50% of Quality Invest S.A.. In our Development and Sale of Properties segment, we have ownership of 50% in Puerto Retiro and 50% in Cyrsa S,A. In our Hotel segment, we own 50% of the Llao Llao Hotel, while the other 50% is owned by the Sutton Group. We own 80% of the Hotel Libertador, Hoteles Sheraton de Argentina S.A. owns 20%. We own 76.34% of Hotel Intercontinental. In the Financial Operations and others segment, we own approximately 29.77% of Banco Hipotecario, while the Argentine government has a controlling interest. Finally, we own a 49% interest in Metropolitan, 49% in a building located at Madison Avenue in New York, 9.3% in Hersha (As of the date of this annual report our interest in Hersha amounts to 8.12%. For more information please see “Recent Development”) and holds voting rights with respect to a 34% interest in Supertel Hospitality Inc. For more information please see “Recent Developments”.

We could engage in a dispute with one or more of our joint venture partners that might affect our ability to operate a jointly-owned property. Moreover, our joint venture partners may, at any time, have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, our joint venture partners may have competing interests in our markets that could create conflicts of interest. If the objectives of our joint venture partners are inconsistent with our own objectives, we will not be able to act exclusively in our interests.

If one or more of the investors in any of our jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on our financial performance. Should a joint venture partner declare bankruptcy, we could be liable for our partner’s share of joint venture liabilities.

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

We are dependent on our board of directors and certain other senior managers.

Our success depends on the continued employment of Eduardo Elsztain, our Chied Executive Officer and Chairman of the Board of Directors, and certain members of our board of directors and senior management, who have significant expertise and knowledge of our business and industry. The loss of or interruption in his services for any reason could have a material adverse effect on our business. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel. A failure to hire or retain qualified personnel may have a material adverse effect on our financial condition and results of operations.

We may face potential conflicts of interest relating to our principal shareholders.

Our largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through Cresud S.A.C.I.F.y A. (“Cresud”). As of June 30, 2012, such beneficial ownership consisted of: (i) 371,517,973 common shares held by Cresud, (ii) 8,998,030 common shares held by Inversiones Financieras del Sur S.A., (iii) 628,070 common shares held by Consultores Assets Management S.A., and (iv) 1,218,600 common shares held directly by Mr. Elsztain

Conflicts of interest between our management, Cresud  and our affiliates may arise in the performance of our business activities. As of June 30, 2012, Mr. Elsztain also beneficially owned (i) approximately 38.79% (on a fully diluted basis) of Cresud’s common shares and (ii) approximately 95.6% of the common shares of our subsidiary Alto Palermo. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Due to the currency mismatches between our assets and liabilities, we have significant currency exposure.

As of June 30, 2012, the majority of our liabilities, such as our 7.45%, 8.5% and 11.5% notes due 2014, 2017 and 2020 respectively, Alto Palermo’s Series I Notes and Alto Palermo’s convertible notes are denominated in U.S. Dollars, while a significant portion of our revenues and assets as of June 30, 2012, are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the Dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

The shift of consumers to purchasing goods over the Internet may negatively affect sales in our shopping centers.

During the last years, Internet retail sales by have grown significantly in Argentina, even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. We believe that our target consumers are increasingly using the Internet from home, work or elsewhere, to shop electronically for retail goods. We believe that this trend is likely to continue. If e-commerce and retail sales through the Internet continue to grow, consumers’ reliance on traditional distribution channels such as our shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects

Risks Related to our Investment in Banco Hipotecario

Our investment in Banco Hipotecario is subject to risks affecting Argentina’s financial system.

As of June 30, 2012, we owned approximately 29.77% of the outstanding capital stock of Banco Hipotecario (without considering treasury shares) which represented 15.51 % of our consolidated assets as of such date. Substantially all of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina. The political and economic crisis in Argentina during 2002 and 2003 and the Argentine government’s actions to address it have had and may continue to have a material adverse effect on Banco Hipotecario’s business, financial condition and results of operations.

Financial institutions are subject to significant regulation relating to functions that historically have been mandated by the Central Bank and other regulatory authorities. Measures adopted by the Central Bank have had, and future regulations may have, a material adverse effect on Banco Hipotecario’s financial condition and results of operations.

Laws and decrees implemented during and after the economic crisis in 2001 and 2002 have substantially altered contractual obligations affecting Argentina’s financial sector. Recently, Argentine Congress considered various initiatives intended to reduce or eliminate a portion of the mortgage loan portfolio on the debt owed to Banco Hipotecario. Also, there have been certain initiatives intended to review the terms pursuant to which Banco Hipotecario was privatized. As a result, we cannot assure you that the Argentine legislature will not enact new laws that will have a significant adverse effect on Banco Hipotecario’s shareholders’ equity or that the Argentine government would compensate Banco Hipotecario for the resulting loss. These uncertainties could have a material adverse effect on the value of our investment in Banco Hipotecario.

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

Historically, Banco Hipotecario has been engaged exclusively in mortgage lending and related activities. As a result, factors having an adverse effect on the mortgage market have a greater adverse impact on Banco Hipotecario than on its more diversified competitors. Due to its historic concentration in this recession-sensitive sector, Banco Hipotecario is particularly vulnerable to adverse changes in economic and market conditions in Argentina due to their adverse effect on demand for new mortgage loans and the asset quality of outstanding mortgage loans. In addition, a number of governmental measures that apply to the financial sector have had a material adverse effect particularly on Banco Hipotecario, impairing its financial condition. Please see “Legislation limiting Banco Hipotecario’s ability to foreclose on mortgaged collateral may have an adverse effect on it”.

Accordingly, Banco Hipotecario has adapted its business strategy to confront the challenges of these new market conditions. Banco Hipotecario’s ability to diversify its operation will depend on how successfully it diversifies its product offerings and transforms itself into a financial institution that no longer relies solely on mortgage lending.

In the past years Banco Hipotecario has made several investments that are designed to enable it to develop retail banking activities. Banco Hipotecario must overcome significant challenges to achieve this goal including, among others, its lack of experience and client relationships outside the mortgage sector, the existence of large, well-positioned competitors and significant political, regulatory and economic uncertainties in Argentina. As a result, we cannot give you any assurance that Banco Hipotecario will successfully develop significant retail banking activities in the foreseeable future. If Banco Hipotecario is unable to diversify its operations by developing its retail banking activities and other non-mortgage banking activities, the value of our substantial investment in Banco Hipotecario would likely be materially and adversely affected.

Banco Hipotecario’s mortgage loan portfolio is not adequately indexed for inflation and any significant increase in inflation could have a material adverse effect on its financial condition.

In accordance with Emergency Decree No. 214/02 and its implementing regulations, pesified assets and liabilities were adjusted for inflation as of February 3, 2002 by application of the Coeficiente de Estabilización de Referencia (“CER”) a consumer price inflation coefficient. On May 6, 2002, the Executive Branch issued a decree providing that mortgages originally denominated in U.S. Dollars and converted into Pesos pursuant to Decree No. 214/2002 and mortgages on property constituting a borrower’s sole family residence may be adjusted for inflation only pursuant to a coefficient based on salary variation, the CVS, which during 2002 was significantly less than inflation as measured by the wholesale price index, or WPI. As a result, only 10% of Banco Hipotecario’s mortgage loans are adjusted for inflation in accordance with the CER, 30% are adjusted in accordance with the CVS and 60% remain entirely unindexed. Additionally, pursuant to Law No. 25,796, Section 1, repealed effective April 1, 2004, the CVS as an indexation mechanism applied to the relevant portion of Banco Hipotecario’s mortgages loans. During 2005, the CER increased to 11.75% and the WPI 10.7%, while in 2006 the CER and WPI increased 10.3% and 7.1%, respectively. In 2008, 2009, 2010 and 2011, CER increased 7.9%, 6.9%, 11.0% and 9.5% respectively, and WPI increased 8.8%, 10.3%, 14.6% and 12.7%, respectively. As of June 30, 2012 CER increased 5.1% and the WPI 7.5%.

As a result of the high inflation in Argentina since 2002, Banco Hipotecario’s mortgage loan portfolio experienced a significant decrease in value and if inflation continues increasing, it might continue to undergo a major decrease in value. Accordingly, an increase in Banco Hipotecario’s funding and other costs due to inflation might not be offset by indexation, which could adversely affect its liquidity and results of operations.

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

On November 29, 2006, Law No. 26,177 created the Unidad de Reestructuración, a government agency responsible for the revision of each of the mortgage loans granted by the state-owned Banco Hipotecario Nacional, the predecessor of Banco Hipotecario, before the enactment of the Convertibility Law in 1991. The Unidad de Reestructuración was authorized to make non-binding recommendations to facilitate the restructuring of such mortgage loans. The Unidad de Reestructuración submitted a proposal to the National Congress recommending forgiveness or other write-off of such loans, extensions of their scheduled maturities or other subsidies that were capable of adversely affecting Banco Hipotecario’s ability to foreclose on such mortgage loans. On November 21, 2007, the National Congress enacted Law No. 26,313, establishing a procedure for the restructuring of certain mortgage loans made by its predecessor, the former Banco Hipotecario Nacional. Law No. 26,313 restructures the affected loans by recalculating and reducing their unpaid balance (which had been previously restructured pursuant to a prior law). In December 2008, the applicability of Law No. 26,313 was limited to certain of Banco Hipotecario’s mortgage loans made prior to April 1, 1991 to finance the construction of residential complexes which as of December 31, 2008, had been delinquent since November 2007 or earlier. Therefore, 16,443 loans started to be recalculated, 7,283 of which are in force as of June 30, 2012 amounting to approximately Ps. 213,817. The bank considers that it has sufficient allowances for loan losses to face any possible negative effect resulting from the involved portfolio.

We cannot assure you that the Argentine government will not enact further laws restricting the ability of Banco Hipotecario to enforce its rights as creditor. Any such limitation on its ability to successfully implement foreclosures could have a material adverse effect on its financial condition and results of operations.

Banco Hipotecario’s non-mortgage loan portfolio has grown rapidly and is concentrated in the low- and middle-income segments.

As a result of Banco Hipotecario’s strategy to diversify its banking operations and develop retail and other non-mortgage banking activities, in recent years its portfolio of non-mortgage loans has grown rapidly. During the period between June 30, 2011 and June 30, 2012, Banco Hipotecario’s portfolio of non-mortgage loans increased 37.1% from Ps.4,712.0 million to Ps.6,882.3 million. A substantial portion of its portfolio of non-mortgage loans consists of loans to low- and middle-income individuals and, to a lesser extent, middle-market companies. These individuals and companies are likely to be more seriously affected by adverse developments in the Argentine economy than high income individuals and large corporations. Consequently, Banco Hipotecario may experience higher levels of past due non-mortgage loans that would likely result in increased provisions for loan losses. In addition, large-scale lending to low- and middle-income individuals and middle-market companies is a new business activity for Banco Hipotecario, and as a result its experience and loan-loss data for such loans are necessarily limited. Therefore, we cannot assure you that the levels of past due non-mortgage loans and resulting charge-offs will not increase materially in the future.

Given the current valuation criteria of the Central Bank for the recording of government securities on Banco Hipotecario’s balance sheets, its most recent financial statements may not be indicative of its current financial condition.

Banco Hipotecario prepares its financial statements in accordance with Central Bank GAAP which differ in certain material respects from Argentine GAAP. As of June 30, 2012 there are included securities that were not valued according to Argentine GAAP equivalent to Ps. 647.6 million. The impact of valuing these securities in accordance with Argentine GAAP results in a decrease in net assets of Ps. 7.5 million at June 30, 2012.

Due to interest rate and currency mismatches of its assets and liabilities, Banco Hipotecario has significant currency exposure.

As of June 30, 2012, Banco Hipotecario’s foreign currency-denominated liabilities exceeded its foreign-currency-denominated assets by approximately US$ 204.9 million. This currency gap exposes Banco Hipotecario to risk of exchange rate volatility which would negatively affect Banco Hipotecario’s financial results if the U.S. Dollar were to depreciate against the Peso and/or the Euro. We cannot assure you that the U.S. Dollar will not appreciate against the Peso, or that we will not be adversely affected by Banco Hipotecario’s exposure to risks of exchange rate fluctuations.

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

Commencing in 2002, laws and decrees have been implemented that substantially altered the prevailing legal regime and obligations established in contracts. In the recent past, various initiatives have been presented to Congress to reduce or eliminate the debt owed to Banco Hipotecario on a portion of its mortgage loan portfolio and there were initiatives intended to review the terms pursuant to which Banco Hipotecario Nacional was privatized. As a result, we cannot assure you that the legislative branch will not enact new laws that will have a significant adverse impact on Banco Hipotecario’s shareholders’ equity or that, if this were to occur, the Argentine government would compensate us for the resulting loss. Please see “Exchange Rates and Exchange Control”.

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

The holders of Class D Shares have the right to elect nine of Banco Hipotecario’s board members and their respective alternates. In addition, so long as Class A Shares represent more than 42.0% of Banco Hipotecario’s capital, the Class D Shares shall be entitled to three votes per share, provided that holders of Class D Shares will be entitled to only one vote per share in the case of a vote on:

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

From time to time in recent years, Banco Hipotecario has considered certain possible acquisitions or business combinations, and Banco Hipotecario expects to continue considering acquisitions which offer attractive opportunities and are consistent with its business strategy. We cannot assure you, however, that Banco Hipotecario will be able to identify suitable acquisition candidates or that Banco Hipotecario will be able to acquire promising target financial institutions on favorable terms. Additionally, its ability to obtain the desired effects of past and future acquisitions will depend in part on its ability to successfully complete the integration of those businesses. The integration of acquired businesses entails significant risks, including:

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

The GDSs are freely transferable under US securities laws, including shares sold to our affiliates. Cresud, which as of June 30, 2012, owned approximately 64.2% of our common shares (or approximately 371,517,973 common shares which may be exchanged for an aggregate of 37,151,797 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and the GDS.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States

There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange (the “Bolsa de Comercio de Buenos Aires”) than publicly available information about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with regulations of the Comisión Nacional de Valores and Argentine GAAP except for financial institutions and insurance companies which must comply with the accounting standards issued by BCRA and the National Insurance Superintendance, respectively, which differ in certain significant respects from U.S. GAAP. For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

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

We are a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and senior managers, and most of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them, in United States courts, judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is uncertainty as to whether the Argentine courts will enforce provisions to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. Holders of our common shares or GDSs would suffer negative consequences.

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2012, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.If we become a PFIC, U.S. Holders (as defined in “Taxation—United States Taxation”) of our shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or ADSs at a gain, as well as reporting requirements. Please see ‘‘Taxation—United States Taxation’’ for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the US securities markets or markets in some other jurisdictions. In addition, rules and policies against self dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and GDSs at a potential disadvantage.

The protections afforded to minority shareholders in Argentina are different and more limited than those in the United States and may be more difficult to enforce.

Under Argentine law, the protections afforded to minority shareholders are different and much more limited than, those in the United States and some other Latin American countries. For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Argentine law than under U.S. law as a result of Argentina’s short history with these types of claims and few successful cases. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a US company.

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

On February 2, 2007, we issued our fixed-rate notes due 2017 in an aggregate principal amount of US$150.0 million, which accrue interest at an annual interest rate of 8.5% payable semiannualy and maturing on February 2, 2017.

On July 20, 2010, we issued fixed-rate notes due in 2020 in an aggregate principal amount of US$ 150.0 million, which accrue interest at an annual interest rate of 11.5% payable semiannually and mature on July 20, 2020.

Additionally, on February 14, 2012, we issued our Badlar notes due in 2013, in an aggregate principal amount of Ps 153.2 million which accrue interest at an annual rate of Badlar rate plus 249 basis points, and our fixed rate notes due in 2014 for a total amount of US$ 33.8 million, which accrue interest at an annual interest rate of 7.45%.

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
•
100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by us or by our restricted subsidiaries from (a) any contribution to our capital stock or the capital stock of our restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of our restricted subsidiaries subsequent to the issue of our notes due, (b) issuance and sale subsequent to the issuance of our notes due 2017 or our indebtedness or the indebtedness of our restricted subsidiaries that has been converted into or exchanged for our qualified capital stock, or (c) any reduction in our indebtedness or any restricted subsidiary, (d) any reduction in debt investment (other than permitted investments) and return on assets, or (e) any distribution received from non-restricted subsidiaries.

As a result, we cannot give you any assurance that in the future we will pay any dividends in respect of our common shares.

ITEM 4.	Information on the Company

A. History and Development of the Company

General Information

Our legal and commercial name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943 under Argentine law as a stock corporation (sociedad anónima), and we were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on June 23, 1943 under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and Global Depositary Shares representing our shares are listed on the New York Stock Exchange. Our principal executive offices are located at Bolivar 108 1st floor, Buenos Aires (C1066AAD), Argentina. Our headquarters are located at Moreno 877, (C1091AAQ), Buenos Aires, Argentina. Our telephone is +54 (11) 4323-7400. Information contained in or accessible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites. Our Depositary Agent for the Global Depositary Shares in the United States is The Bank of New York whose address is P.O. Box 358516 Pittsburgh, PA 15252-8516, and whose telephones are + 1-888-BNY-ADR for U. S. calls and + 1 - 201-680-6825 for calls outside U.S.

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

In 2005 we increased our ownership interest in Mendoza Plaza Shopping S.A. from 68.8% to 85.4% through our subsidiary Alto Palermo. We also opened Alto Rosario Shopping. Attractive prospects in our Office business led us to make an important investment in this segment by acquiring Bouchard 710 building in fiscal year 2005, covering 15,014 square meters of rentable premium space.

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

In December 2007, Alto Palermo entered into an agreement with INC S.A, an unrelated party, for the acquisition of the Soleil Factory shopping center business, for US$20.7 million, of which US$8.1 million has been paid. The balance of US$12.6 million is payable on the seventh anniversary of the closing. The acquisition of the Soleil Factory shopping center business includes a parcel of land on which the shopping center and another business are located. INC S.A. has agreed to subdivide the parcel into two separate parcels so the shopping center and other business are on separate parcels. Once this has been done, INC S.A. has agreed to transfer the parcel on which the shopping center is located to Alto Palermo. Upon this transfer, the US$12.6 million balance of the purchase price will begin to accrue interest at 5% per year payable annually. Alto Palermo has also made an offer to acquire from INC S.A. a parcel of land in the city of San Miguel de Tucumán, Province of Tucumán, and to construct and operate a shopping center on such parcel. Alto Palermo’s offer has been accepted by INC S.A., but the closing of this transaction is subject to completion of the certain conditions, which as of the date of this annual report have not been fulfilled.

In March 2008 we launched a residential project through a partnership with Cyrela Brazil Realty to develop a new homebuilding concept in Argentina accompanied by an innovative sales and financing policy. The partnership’s first project is in the Vicente López neighborhood, Province of Buenos Aires and as of December 31, 2009 preliminary sales agreements for 100% of the units to be marketed had been entered into. As of June 30, 2012, the percentage of completion of the project was 99.69%.

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

In 2009, due to the deterioration of Tarshop’s financial condition and results of operations as a result of adverse economic conditions, Alto Palermo participated in capital increases for Tarshop and invested Ps.165.0 million, to provide liquidity and additional capital, thereby increasing its equity intrest in Tarshop from 80% to 98.6%. In December 2009, we entered into an agreement to sell shares representing 80% of Tarshop’s capital stock to our affiliate Banco Hipotecario for US$26.8 million. In August 2010, the Central Bank of Argentina approved the sale.

On May 2009 we opened the shopping mall, named Dot Baires Shopping, which includes 153 retail stores, a hypermarket, a cinema complex and parking spaces for 2,200 vehicles, and is located in the neighborhood of Saavedra, City of Buenos Aires, at the intersection of the Panamericana Highway and General Paz Avenue. The construction of both the shopping mall and the office building was started in 2007.

On August 4, 2009, through Real Estate Investment Group L.P. (“REIG”), a company indirectly controlled and managed by our Company, together with other minority investors, we acquired 5.7 million common shares of Hersha, a leading company in the hotel segment in the United States, for a total purchase price of US$ 14.3 million. Accessorily to the initial acquisition of our equity interest in Hersha, we had an option to buy up to 5.7 million additional common shares in Hersha at a price of US$ 3.00 per share exercisable at any time prior to July 31, 2014 subject to certain conditions. In addition, as a part of the investment agreements, our Director and Chief Real Estate Business Officer, Mr. Daniel R. Elsztain, was appointed member of the board of directors of Hersha. On February 10, 2012, Hersha notified REIG its intention to exercise the call option to purchase 5.7 million shares of Hersha granted in August 2009. In furtherance thereof, Hersha issued 2,521,561 shares, for which REIG had no obligation to pay. The value of the shares amounted to US$ 13.6 million. As of June 30, 2012 the Company´s direct and indirect interest in Hersha amounts to 9.13%.

In December 2010, through Rigby LLC, in which we participate indirectly through our 49% stake in IMadison LLC, together with other partners, we purchased a building at 183 Madison Avenue, Midtown South in Manhattan, NY.

In March 2011 we bought the Nobleza Piccardo (British American Tobacco company) deposit building through a subsidiary in which we have 50% stake. This property is located in the city of San Martin, Buenos Aires Province, and in its size and location is an excellent venue for the future development of different segments. The total plot area is 160,000 square meters and floor area of 81,786 square meters. Under the agreement signed, Nobleza Piccardo rents the property during the first year, releasing it partially until the third year, at which time it releases the entire building. During the first year, rent surface is 80,026 square meters between warehouses and offices, during the second year, the leasable area drops to 27,614 meters. We are working on the design of a Master Plan to apply to the authorities of San Martín that allow us to develop a mixed-use project. We recently obtained pre-approval by the Municipality of San Martín to extend of the purposes for which the property can be used, including Shopping Center, Entertainment, Events, Commercial Offices, Parking and other ancillary uses. Based on the strategic location of the property, we considered acquiring it in order to develop a shopping center in the future.

In March 2012, we, through our subsidiary Real Estate Strategies, L.P., in which it holds a 66.8% interest, consummated the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. (SHI) in an aggregate amount of US$ 30,000,000. Such preferred shares will bear an annual 6.25% preferred dividend and will carry the same voting rights as common shares. Furthermore, pursuant to the Agreement, the Investment Company has received warrants to acquire 30 million additional common shares. Subject to certain restrictions, the warrants may be exercised at any time during the 5-year period from closing of the transaction (such exercise being mandatory under certain conditions following 3 years from such closing) at a price of US$ 1.20 per share.

Capital Expenditures

Fiscal Year 2012. During the fiscal year ended June 30, 2012, we invested Ps. 154.0 million of which (i) Ps.113.2 million are related to acquisitions and improvements of fixed assets, mainly due to (a) the acquisition of Nuevo Puerto Santa Fe S.A for Ps. 17.9 million, (b) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental for Ps. 1.3 million, Ps. 0.4 million and Ps.3.7 million, respectively, (c) work in progress and improvements in our shopping centers for Ps. 34.6 million and Ps.21.1 million, respectively, (d) improvements in our properties Catalinas Norte and Intercontinental for Ps. 6.2 million and Ps. 0.5 million, respectively, (e) work in progress in our properties Bouchard 710 and Maipu 1300 for Ps. 0.3 million and Ps. 0.3 million, respectively and (f) Ps. 19.0 million are related to advances for fixed assets, and (ii) Ps. 40.8 million in the acquisition of plots of land, mainly the Lujan plots of land (Ps. 40.1 million).

Fiscal Year 2011. During the fiscal year ended June 30, 2011, we invested Ps. 967.1 million of which (i) Ps.899.8 million are related to acquisitions and improvements of fixed assets, mainly due to (a) Ps. 713.1 million related to the Alto Palermo shares purchase, (b) the acquisition of Soleil Factory for Ps. 41.7 million, (c) the acquisition of San Martín property for Ps. 70.2 million, (d) properties to receive (parking lots) related to Beruti barter agreement for Ps. 9.3 million, (e) Ps. 7.7 million in the construction of Dot Baires Shopping and its office building, (f) improvements in our shopping centers for Ps. 9.5 million, (g) improvements in our hotels Sheraton, Llao Llao and Intercontinental for Ps. 4.6 million, Ps. 1.7 million and Ps.2.2 million, respectively, and (ii) Ps. 67.3 million in the acquisition of plots of land, of which Ps. 29.6 million are related to the acquisition on the 50% equity interest in Liveck S.A. (Zetol S.A. and Vista al Muelle S.A.), Ps. 18.1 million are related to the acquisition of Unicity S.A. (additional 10% stake in Santa Maria del Plata), Ps. 12.9 million are related to the Alto Palermo stake purchase, and Ps. 6.7 million are related to Soleil Factory acquisition and its construction permits.

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

 Recent Developments

Libertador 498

On August 8, 2012,we entered into a preliminary sales agreement for the sale of an unit and parking spaces of the building located at Avda Libertador 498 for a total amount of Ps. 15 million. 2012 We executed the deed of conveyance on August 31.

Acquisition of equity interest in Rigby 183

In Septembrer 2012, we, through our subsidiary IRSA International LLC, contractually agreed to purchase the 33.36% interest Rigby Madison LLC holds in Rigby 183, owner of the building identified as Madison 183 in Manhattan.  As a result, our  interest in Rigby 183 increased to 82.36% of its capital stock.

The amount of the transaction was US$ 32.5 million, of which US$ 5 million have been paid while the remaining balance is to be paid upon closing of the transaction  which is estimated to happen during November 2012.

Sale of Hersha´s shares

On September 4, 2012, we sold 2,000,000 common shares of Hersha for  US$ 9.7 million. After this transaction our interest in Hersha amounts to 8.12%.

Bouchard Plaza

In September 2012, we entered into a preliminary sales agreement for the sale of two units and parking spaces of the Bouchard Plaza located in Plaza Roma of the City of Buenos Aires. The total price for the transaction was agreed in US$ 8.5 million, which will be collected at the time the deed of conveyance is executed.

Shareholders´Meeting:

Our 2012 annual meeting of shareholders will be held on October 31st, 2012, at Bolívar 108 1st Floor, City of Buenos Aires, in order to consider and approve, among others, (i) the annual financial statements for the period ended June 30, 2012, (ii) the performance of the Board of Directors and Supervisory Committee, (iii) treatment and allocation of results and consideration of payment of a cash dividend in an amount equivalent up to Ps.56,016,200 in one or more installments, (iv) treatment of the holding of Convertible Notes issued by Alto Palermo maturing in 2014, including but not limited to the acceptance of a repurchase offer and establishment of the minimum and maximum conditions of their disposition, (v) amendments to our bylaws in order to allow distance board of directors' meetings, and (vi) appointment of Directors, Members of the Supervisory Committee, and Certifying Accountant.

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

As of June 30, 2011 and 2012, we had total assets of Ps. 6,303.6 million and Ps. 6,600.6 million, respectively and shareholders’ equity of Ps. 2,313.7 million and Ps. 2,335.3 million, respectively. Our net income for the fiscal years ended June 30, 2010, 2011, and 2012 was Ps. 334.5 million, Ps. 282.1 million and Ps. 282.9 million, respectively.

We currently own 29.77%, without considering treasury shares of Banco Hipotecario, one of the leading financial institutions in Argentina.

Our principal executive offices are located at Bolivar 108, Buenos Aires (C1066AAB), Argentina. Our administrative headquarters are located in the Intercontinental Plaza tower, Moreno 877, Floor 22, City of Buenos Aires (C1091AAQ). Our telephone number is +54 (11) 4323-7400, our fax number is +54 (11) 4323-7480.

 Consolidated Revenues by Business Segment and Geographic Area

	Fiscal years ended June 30, (1)
	2012	2011	2010
	(in thousands of Pesos)
Office and Other Non-Shopping Center Rental Properties:
City of Buenos Aires	184,144	163,949	153,989
Buenos Aires Province	8,123	669	175
Subtotal	192,267	164,618	154,164
Shopping Centers and Consumer Financing:
City of Buenos Aires	595,397	534,563	638,694
Buenos Aires Province	117,618	91,321	59,833
Salta Province	25,819	19,275	13,701
Santa Fe Province	63,397	42,642	30,821
Mendoza Province	48,694	36,441	27,206
Córdoba Province	25,643	19,113	13,446
Subtotal	876,568	743,355	783,701
Development and Sale of Properties:
City of Buenos Aires	137,419	192,605	214,913
Buenos Aires Province	154,458	114,695	9,461
Cordoba Province	64	63	21
Santa Fe Province	36,463	24,461	-
Mendoza Province	-	-	1,172
Salta Province	-	148	-
Neuquén Province	-	9,102	-
Subtotal	328,404	341,074	225,567
Hotels:
City of Buenos Aires	141,620	122,627	101,088
Rio Negro Province	28,392	70,256	58,806
Subtotal	170,012	192,883	159,894
Total by Geographic Area:
City of Buenos Aires	1,058,580	1,013,744	1,108,684
Buenos Aires Province	280,199	206,685	69,469
Rio Negro Province	28,392	70,256	58,806
Santa Fe Province	99,860	67,103	30,821
Salta Province	25,819	19,423	13,701
Cordoba Province	25,707	19,176	13,467
Mendoza Province	48,694	36,441	28,378
Neuquen Province	-	9,102	-
Total	1,567,251	1,441,930	1,323,326

(1)	Our Financial Operations and Others segment does not generate revenues, but instead generates gain (loss) on equity investees.

Shopping centers. We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo S.A.. Alto Palermo operates and owns majority interests in thirteen shopping centers in Argentina, eight of which are located in the Buenos Aires metropolitan area, and the other five are located in the Provinces of Mendoza, Santa Fe, Córdoba and Salta. Alto Palermo has started to operate, through a concession, its 13th Shopping Center in the Province of Santa Fe. Our Shopping center segment had assets of Ps. 2,234.4 million as of June 30, 2011 and Ps. 2,286.5 million as of June 30, 2012, representing 35.4% and 34.6%, respectively, of our consolidated assets at such dates, and generated operating income of Ps. 385.1 million and Ps. 549.9 million during our 2011 and 2012 fiscal years, respectively, representing 65.8% and 74.9%, respectively, of our consolidated operating income for such years.

Consumer financing. We developed a consumer financing business through our subsidiaries Tarshop and Apsamedia. As of fiscal year ended 2011, we had sold 80% of our interest in Tarshop to Banco Hipotecario and we still control 100% equity interest in Apsamedia.The operations  of Tarshop and Apsamedia consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores. A substantial part of our credit card advances is financed through securitization of the receivables underlying the accounts originated. Our revenues from credit card operations are derived from interest income generated by financing activities, merchants’ fees, insurance charges for life and disability insurance, and fees for data processing and other services. Since September 1, 2010, Tarshop was deconsolidated from our financial statements, leaving a marginal activity in this segment. The Consumer Financing segment had assets of Ps. 48.7 million as of June 30, 2011 and Ps. 62.5 million as of June 30, 2012, which represented 0.008% and 0.009%, respectively, of our consolidated assets at such dates, and generated an operating income of Ps. 19.0 million and Ps. 2.7 million for our 2011 and 2012 fiscal years, respectively, representing 0.03% and 0.003%, respectively, of our consolidated operating income for such years.

Development and sale of properties. Our activity of sale of commercial properties, office buildings and land reserves is reflected in this segment.

The acquisition and development of residential apartment complexes and other residential communities for sale is another of our core activities. Our development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. For the development of residential communities, we generally acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. Our development and sale of properties segment had assets of Ps. 712.5 million as of June 30, 2011 and Ps. 747.9 million as of June 30, 2012, representing 11.3% of our consolidated assets at such dates, and generated operating income of Ps. 85.1 million and Ps. 91.2 million during our 2011 and 2012 fiscal years, respectively, representing 14.5% and 12.4%, respectively, of our consolidated operating income for such years.

Office and Other Non-Shopping Center Rental Properties. As of June 30, 2012, we directly and indirectly owned a majority interest in 19 office buildings and other non-shopping center rental properties in Argentina that in aggregate represented 287,912 square meters of gross leaseable area. Our office and other non-shopping center rental properties segment had assets of Ps. 1,412.6 million as of June 30, 2011 and Ps. 1,363.1 million as of June 30, 2012, representing 22.4% and 20.7%, respectively, of our consolidated assets at such dates, and generated operating income of Ps. 84.1 million and Ps. 105.1 million during our 2011 and 2012 fiscal years, respectively, representing 14.4% and 14.3%, respectively, of our consolidated operating income for such years.

Hotels. We own a 50% equity interest in Hotel Llao Llao, located in the outskirts of Bariloche, a 76.34% equity interest in Hotel Intercontinental in the City of Buenos Aires, an 80% equity interest in Hotel Sheraton Libertador, also in Buenos Aires, and through our subsidiaries, we hold a 49% interest in hotel “Esplendor Savoy” in the City of Rosario, and an interest in Hersha Hospitality Trust and Supertel Hospitality Inc., which hold several hotel franchises in the United States of America. Our Hotels segment had assets of Ps. 509.1 million as of June 30, 2011 and Ps. 727.2 million as of June 30, 2012, representing 8.1% and 11%, respectively, of our consolidated assets at such dates, and generated operating income of Ps. 12.2 million and an operating loss of Ps. 14.4 million during our 2011 and 2012 fiscal years, representing 2.1% and (2.0)%, respectively, of our consolidated operating income for such years.

Banco Hipotecario. During fiscal year 2012, we maintained our 29.77% equity interest in Banco Hipotecario, held in the form of Class D shares, which are currently entitled to three votes per share, affording us, as of this fiscal year end, a right to 46.46% of the total votes at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2012, our investment in Banco Hipotecario represented 15.5% of our consolidated assets, and during our fiscal years ended June 30, 2010, 2011 and 2012, this investment generated gain for Ps. 151.6 million, Ps. 76.7 million and Ps. 105.0 million, respectively.

International. In 2010, we have acquired through our subsidiary IMadison, 49% equity interest in Rigby 183, which main asset is an office building located at Madison Avenue in the City of New York. We also have a 49% interest in New Lipstick, whose main asset is the “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we acquired and then partially sold equity interests in a Real Estate Investment Trust (REIT), called Hersha (NYSE: HT), which holds a controlling interest in 64 hotels in the United States, totaling around 9,221 rooms. As of June 30, 2012, we hold a 9.13% stake in the company. In Febraury 2012, through our subsidiary Real Estate Strategies, L.P., consummated the transaction for the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. in an aggregate amount of US$ 30,000,000.  Such preferred shares will bear an annual 6.25% preferred dividend and will carry the same voting rights as common shares which is focused on middle-class and long-stay hotels in 23 states in the United States of America, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others. In September 2012, IRSA International LLC agreed to acquire 100% of Rigby Madison LLC’s equity interest in the company Rigby 183 LLC, equivalent to 33.36% (for more information please see “Recent Developments”).  On September 4, 2012, the Company, directly and indirectly sold 2,000,000 common shares of Hersha for US$ 9.7 million. After this transaction the Company’s direct and indirect interest in Hersha accounts for 8.12%. (for more information please see “Recent Developments”).

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

Office and other non-shopping rental properties. Since the Argentine economic crisis in 2001, there has been limited investment in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for those desirable office spaces. We seek to purchase and develop premium office buildings in strategically-located business districts in the City of Buenos Aires and other strategic locations that we believe offer return and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to consider on a selective basis new opportunities to acquire or construct new rental office buildings.

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

International. In the past, we acquired certain assets and companies outside Argentina (for more information, please see “Business Overview-International”). We intend to continue evaluating on a selective basis real estate investment opportunities outside Argentina, as long as they offer attractive investment and development options.

Overview

We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo. As of June 30, 2012, Alto Palermo operated and owned majority interests in thirteen shopping centers, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two of which are located in the greater Buenos Aires (Alto Avellaneda and Soleil Factory) metropolitan area and the other ones of which are located in the Argentine provinces: Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Cordoba Shopping Villa Cabrera in the City of Córdoba, and La Ribera Shopping in the City of Santa Fe.

As of June 30, 2012, we owned 95.6% of Alto Palermo. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related GDSs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2012, we owned US$31.8 million of Alto Palermo’s convertible notes due July 2014. If we, and all the other holders of such convertible Notes were to exercise their options to convert the convertible notes into shares of Alto Palermo’s common stock, our shareholding in Alto Palermo would increase to 97.5% of its fully diluted capital.

As of June 30, 2012, Alto Palermo’s shopping centers comprised a total of 309,021 square meters of gross leaseable area. For fiscal year 2012, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 98.4%.

As a result of our acquisition of several shopping centers, we centralized management of our shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our Alto Palermo subsidiary’s shopping centers as of June 30, 2012:

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy rate (2)	Accumulated Annual Rental Income for the fiscal year (in Ps./000) (4)			Book Value (Ps./000) (5)
					2012	2011	2010
Shopping Centers (6)
Alto Palermo	11/97	18,701	100.0%	98.3%	149,377	120,338	98,020	253,763
Abasto Shopping (7)	07/94	37,711	100.0%	99.1%	149,544	118,259	91,304	314,874
Alto Avellaneda	11/97	36,943	100.0%	96.1%	98,572	77,121	59,833	155,606
Paseo Alcorta	06/97	14,107	100.0%	100.0%	63,575	52,027	42,714	131,525
Patio Bullrich	10/98	11,684	100.0%	100.0%	54,448	45,033	37,254	132,034
Alto Noa Shopping	03/95	19,038	100.0%	98.9%	25,819	19,275	13,701	38,788
Buenos Aires Design	11/97	13,769	53.7%	100.0%	20,026	17,329	14,613	15,925
Alto Rosario Shopping (7)	11/04	27,691	100.0%	97.6%	59,070	42,642	30,821	135,352
Mendoza Plaza Shopping	12/94	42,237	100.0%	96.4%	48,694	36,441	27,206	123,828
Fibesa and Others (8)	-	N/A	100.0%	N/A	52,568	35,832	24,928	-
Neuquén (9)	07/99	N/A	98.1%	N/A	-	-	-	22,539
Dot Baires Shopping (10)	05/09	49,527	80.0%	99.4%	101,023	77,169	64,515	479,587
Córdoba Shopping Villa Cabrera	12/06	15,191	100.0%	99.6%	25,643	19,113	13,446	76,153
Soleil Factory	07/10	14,712	100.0%	100.0%	19,046	14,200	-	74,474
La Ribera Shopping	08/11	7,710	50.0%	98.7%	4,327	-	-	18,814
TOTAL SHOPPING CENTERS		309,021		98.4%	871,732	674,779	518,355	1,973,262

Consumer Financing Revenues (11)	-	N/A	20.0%	N/A	4,836	68,576	265,346	-

GENERAL TOTAL (12)		309,021	90.1%	98.4%	876,568	743,355	783,701	1,973,262

Notes:
(1) Total leaseable area in each property. Excludes common areas and parking spaces.-
(2) Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3) Alto Palermo ´s effective interest in each of its business units we have a 95.61% interest in APSA.-
(4) Corresponds to total leases, consolidated as per the Technical Resolution 21 method.-
(5) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Does not include works in progress.

(6) Through Alto Palermo.
(7) Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8) Includes revenues from Fibesa S.A.,and others.
(9) Land for the development of a shopping center.
(10) During May 2009, a shopping center, a hypermarket and a movie theater complex were opened.
(11) APSA’s interest in Tarshop was 100% until August 31, 2010 and as from September 2010,was 20%. APSA’s interest in Apsamedia is 100%.
(12) Corresponds to the “shopping center” business unit mentioned in Note 6 to the audited Consolidated Financial Statements; includes revenues from “Credit Cards” (Tarshop and Apsamedia).-

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which Alto Palermo had an interest for the periods shown below:

	Fiscal year ended June 30, (1)
	2010	2011	2012
	(Ps./000)	(Ps./000)	(Ps./000)
Abasto	926,373	1,227,372	1,537,349
Alto Palermo	879,728	1,100,349	1,304,634
Alto Avellaneda	885,195	1,132,631	1,466,932
Paseo Alcorta	414,652	525,752	667,799
Patio Bullrich	344,789	432,319	498,545
Alto Noa	280,241	381,181	500,372
Buenos Aires Design	140,974	188,475	235,770
Mendoza Plaza	559,359	733,370	929,143
Alto Rosario	419,143	610,932	825,191
Córdoba Shopping- Villa Cabrera	164,257	244,189	340,254
Dot Baires Shopping	763,528	985,672	1,271,165
Soleil Factory Shopping	-	204,077	254,050
La Ribera Shopping (3)	-	-	135,224
Total sales (2)	5,778,239	7,766,319	9,966,428

(1)
Retail sales based upon information provided to us by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.

(2)	Excludes sales from stands and spaces used for special exhibitions.
(3)	Includes accumulated results since acquisition on August 2011.

Expiration of Lease Agreements

The following table shows a schedule of lease expirations for our shopping center properties in place as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their lease early.

	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
Lease Agreements Expiration as of June 30:		(sqm)	(%)	(Ps./000)	(%)
2013	664	103,690	33%	145,093	36%
2014	376	52,329	17%	99,292	25%
2015	321	49,033	16%	90,799	23%
2016 and subsequent years	115	103,969	34%	63,472	16%
Total (2)	1,476	309,021	100%	398,656	100%

(1)	Including the vacant stores as of June 30, 2012. A lease may be associated to one or more stores.
(2)	Including the base rent and does not reflect our ownership interest in each property.

Occupancy Rate

The following table shows the occupancy rate of each shopping center during fiscal years ended June 30, 2010, 2011 and 2012:

	As of June 30,
	2010	2011	2012
Abasto	99.6	99.8	99.1
Alto Palermo	100.0	100.0	98.3
Alto Avellaneda	96.0	96.3	96.1
Paseo Alcorta	97.5	99.2	100.0
Patio Bullrich	99.7	100.0	100.0
Alto NOA	99.9	100.0	98.9
Buenos Aires Design	98.4	98.6	100.0
Mendoza Plaza	93.1	95.2	96.4
Alto Rosario	93.7	98.1	97.6
Córdoba Shopping Villa Cabrera	98.8	98.1	99.6
Dot Baires Shopping	100.0	99.7	99.4
Soleil Factory Shopping	—	87.8	100.0
La Ribera Shopping	—	—	98.7
Overall Average	97.5	97.6	98.4

Rental Price

The following table shows the annual rental price per square meter for the fiscal years ended June 30, 2010, 2011 and 2012:

	Fiscal year ended June 30, (1)
	2010	2011	2012
	(Ps.)	(Ps.)	(Ps.)
Abasto	1,986.8	2,549.5	3,171.3
Alto Palermo	4,033.8	4,995.7	6,192.8
Alto Avellaneda	1,469.2	1,877.6	2,375.6
Buenos Aires Design	810.2	959.7	1,074.5
Paseo Alcorta	2,498.9	3,233.6	3,871.2
Patio Bullrich	2,673.9	3,201.7	3,791.1
Alto NOA	658.6	920.3	1,230.6
Alto Rosario	948.4	1,336.5	1,906.9
Mendoza Plaza	598.8	804.9	1,032.4
Córdoba Shopping- Villa Cabrera	731.6	1,104.0	1,459.2
Dot Baires Shopping	1,081.9	1,288.4	1,657.3
Soleil Factory Shopping	—	870.5	1,129.1
La Ribera Shopping	—	—	1,017.3

(1)
Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

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

Leaseable space in Alto Palermo’s shopping centers is marketed through an exclusive arrangement with its real estate brokers, Fibesa S.A. (“Fibesa”). Alto Palermo has a standard lease agreement, the terms and conditions described below, which they use for most tenants. However, Alto Palermo’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. The readjustment clause is based on the past year´s gross profit. We calculate the monthly variation (growth) of the gross income for each store taking in consideration the variation between the same months of the past year.  If such growth is higher to the adjustment of base rent, then we charge 5.5% of such increase to our tenants for the upcoming 12 months, but.if the growth of the average monthly gross sales is lower of such adjustment of the base rent, then we apply an adjustment rate between 7% and 12%.

In the event of litigation, no assurance can be given that Alto Palermo may be able to enforce such clauses contained in its lease agreements.

In addition to rent, Alto Palermo charges most of its tenants an admission fee, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal, which is negotiated with each of the tenants. The admission fee is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, range between 3 and 6. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo’s consent.

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

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of our shopping center revenues for the fiscal years ended June 30, 2010, 2011 and 2012:

	Accumulated Tenants’ Sales as of June 30 for the fiscal periods (in millions of Ps)
Type of Business	2010	2011	2012
Anchor Store	449.7	571.6	708.2
Clothes and footwear	2,754.2	3,801.0	4,932.8
Entertainment	180.2	262.8	351.5
Home	1,172.9	1,468.8	1,795.6
Restaurant	495.9	701.6	937.4
Miscellaneous	691.4	918.7	1,186.2
Services	33.9	41.8	54.7
Total	5,778.2	7,766.3	9,966.4

Additional Information About Alto Palermo’s Shopping Centers

Set forth below is a brief description of each of Alto Palermo’s shopping centers

Alto Palermo Shopping, City of Buenos Aires.  Alto Palermo Shopping is a 146-store shopping center that opened in 1990 and is located in the densely populated middle-income neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access at the intersection of the Avenues of Santa Fe and Coronel Díaz. Alto Palermo Shopping has a total constructed area of 65,029 square meters (including parking lot) that consists of 18,701 sqm of gross leaseable area. The shopping center has an entertainment area and food court with 19 restaurants. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars for a fee over an area of 32,405 square meters. The target consumer of the shopping center is the middle-income shopper between 28 to 40 years old.

    In the fiscal year ended on June 30, 2012, the public visits to the shopping center generated nominal retail sales totaling approximately Ps. 1,304.6 million, which represents annual sales for approximately Ps. 69,762.1 per square meter. Total rental income increased from about Ps. 121.2 million for fiscal year ended June 30, 2011 to Ps. 151.5 million for fiscal year ended June 30, 2012, accounting for monthly income per square meter of gross leaseable area equal to Ps. 539.9 in 2011 and Ps. 675.2 in 2012.

As of June 30, 2012, the occupancy rate in Alto Palermo was 98.3%.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 140-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. This shopping center is located near a railway station and close to downtown Buenos Aires City. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking lot) that includes 36,943 sqm of gross leaseable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, a 20-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store, Zara a great store of clothes and footware, Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters.

In the fiscal year ended June 30, 2012, the public visits to the shopping center generated nominal retail sales that totaled approximately Ps. 1,466.9 million, which represents annual revenues for approximately Ps. 39,708.01 per square meter. Total rental income increased from approximately Ps. 77.1 million for fiscal year ended June 30, 2011 to Ps. 98.6 million for fiscal year ended June 30, 2012, which accounted for a monthly income per square meter of gross leaseable area of Ps. 175.5 in 2011 and Ps. 223.5 in 2012.

As of June 30, 2012, the occupancy rate in Alto Avellaneda was 96.1%.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 111-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553.8 square meters (including parking lot) that consists of 14,107 square meters of gross leaseable area. Paseo Alcorta has a 12-restaurant food court and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot.
It is a three-level shopping center that includes a parking lot with approximately 1,300 spaces that charges a fee (as from June 2008).

In the fiscal year ended June 30, 2012, the public visits to the shopping center generated nominal retail sales that totaled approximately Ps. 667.8 million, which represents annual sales for approximately Ps. 47,338.1 per square meter. Total rental income increased from approximately Ps. 52.0 million in fiscal year ended June 30, 2011 to Ps. 63.5 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 313.4 in 2011 and Ps. 379.8 in 2012.

As of June 30, 2012, the occupancy rate in Paseo Alcorta was 100%.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 173-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by Carlos Gardel subway station; it is six blocks away from Once railway station and near the highway to Ezeiza International Airport. Abasto Shopping opened on November 10, 1998. Our investment in Abasto amounted to US$ 111.6 million. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center (including parking lot and common areas), with approximately 37,711 square meters of gross leaseable area (41,443 sqm including Museo de los Niños). Abasto is ranked #4 in terms of gross leaseable area in Argentina. The shopping center is near Torres de Abasto, our apartment complex, and Coto supermarket. Abasto Shopping is the biggest shopping center in the City of Buenos Aires.

In the fiscal year ended June 30, 2012, the public visits to the shopping center generated nominal retail sales that totaled approximately Ps. 1,537.3 million, which represents annual sales for approximately Ps. 40,765.3 per square meter. Total rental income increased from approximately Ps. 118.2 million in fiscal year ended June 30, 2011 to Ps. 149.5 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 262.1 in 2011 and Ps. 332.0 in 2012.

As of June 30, 2012, the occupancy rate in Abasto Shopping was 99.1%.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 82-store shopping center that opened in 1988. Patio Bullrich was the first shopping center that started operations in the City of Buenos Aires. Our company purchased Patio Bullrich on October 1, 1998 for US$ 72.3 million. Patio Bullrich has a total constructed area of 29,982 square meters (including parking lot) that consists of 11,684 sqm of gross leaseable area and common areas consisting of 12,472 square meters. The shopping center includes a four-screen multiplex movie theatre seating 1,381 people and a 12-store food court. The four-story shopping center has a parking lot that charges a fee with 215 spaces over an area of 4,825 square meters.

In the fiscal year ended June 30, 2012, the public visits to the shopping center generated nominal retail sales that totaled approximately Ps. 498.5 million, which represents annual sales for approximately Ps. 42,669.02 per square meter. Total rental income increased from approximately Ps. 45.0 million in fiscal year ended June 30, 2011 to Ps. 54.4 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 320 in 2011 and Ps. 390.2 in 2012.

As of June 30, 2012, the occupancy rate in Patio Bullrich was 100%.

Alto Noa, Salta, Province of Salta. Alto Noa is a 92-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 19,038 square meters of gross leaseable area and includes a 13-store food court, an entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. In the fiscal year ended June 30, 2012, the public visits to the shopping center generated nominal retail sales that totaled approximately Ps. 500.4 million, which represents annual sales for approximately Ps. 26,282.79 per square meter. Total rental income increased from approximately Ps. 19.3 million in fiscal year ended June 30, 2011 to Ps. 25.8 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 84.6 in 2011 and Ps. 113.3 in 2012.

As of June 30, 2012, the occupancy rate in Alto Noa was 98.9%.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 62-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.68% interest in Emprendimiento Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zones in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters (including parking) that consists of 13,777 square meters of gross leaseable area and 8 restaurants. It is divided into two floors and has a 174-car parking lot. In the fiscal year ended June 30, 2012, the public visits to the shopping center generated nominal retail sales that totaled approximately Ps. 235.8 million, which represents annual sales for approximately Ps. 17,123.4 per square meter. Total rental income increased from approximately Ps. 17.3 million in fiscal year ended June 30, 2011 to Ps. 20.1 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 104.9 in 2011 and Ps. 121.9 in 2012.

As of June 30, 2012, the occupancy rate in Buenos Aires Design was 100%.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a shopping center of 146 stores, located in the City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface including parking, and 27,693 square meters of gross leaseable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a children’s’ entertainment area, a 14-screen cinema complex and parking lot for close to 1,736 vehicles. In the fiscal year ended June 30, 2012, the public visits to the shopping center generated nominal retail sales that totaled approximately Ps. 825.2 million, which represents annual sales for approximately Ps. 29,800.1 per square meter. Total rental income increased from approximately Ps. 42.6 million in fiscal year ended June 30, 2011 to Ps. 59.1 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 124.3 in 2011 and Ps. 178.7 in 2012.

As of June 30, 2012, the occupancy rate in Alto Rosario was 97.6%.

Mendoza Plaza Shopping, Mendoza, City of Mendoza. Mendoza Plaza Shopping is a 148-store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 42,237 square meters of gross leaseable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 21 stores, an entertainment center and a supermarket which is also a tenant. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 929.1 million, which represents annual sales for approximately Ps. 21,998.3 per square meter. Total rental income increased from approximately Ps. 36.4 million in fiscal year ended June 30, 2011 to Ps. 48.7 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 74.7 in 2011 and Ps. 96.8 in 2012.

As of June 30, 2012, the occupancy rate in Mendoza Plaza was 96.4%.

Córdoba Shopping, Villa Cabrera, City of Córdoba. Córdoba Shopping Villa Cabrera is a 106-store commercial center with a covered area of 35,000 square meters, consisting of 15,191 square meters of gross leaseable area located in Villa Cabrera, City of Córdoba. It has a 12-screen movie theatre complex and a parking lot for 1,500 vehicles. In the fiscal year ended June 30, 2012, the public visits to the shopping center generated nominal retail sales that totaled approximately Ps. 340.3 million, which represents annual sales for approximately Ps. 22,398.4 per square meter. Total rental income increased from Ps. 19.1 million in fiscal year ended June 30, 2011 to Ps. 25.6 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 105.3 in 2011 and Ps. 142.8 in 2012.

As of June 30, 2012, the occupancy rate in Cordoba Shopping was 99.6%.

Dot Baires Shopping, Autonomous City of Buenos Aires, Buenos Aires. Dot Baires Shopping is a shopping center that opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, out of which 49,527 constitute gross leasable area, 152 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. Alto Palermo is owner of Dot Baires Shopping through an 80% ownership interest in Panamerican Mall S.A.. In the fiscal year ended June 30, 2012, the public visits to the shopping center generated nominal retail sales that totaled approximately Ps. 1,271.2 million, which represents annual sales for approximately Ps. 25,666.1 per square meter. Total rental income increased from approximately Ps. 77.1 million in fiscal year ended June 30, 2011 to Ps. 101.0 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 128.8 in 2011 and Ps. 169.9 in 2012.

As of June 30, 2012, the occupancy rate in Dot Baires was 99.4%.

Soleil Factory, San Isidro, Province of Buenos Aires. Soleil Factory is a one-story shopping center, with a surface area of 48,313 square meters, 14,712 square meters of which are gross leaseable area, in respect of which
APSA is also authorized to build 9,697 additional square meters. It comprises 70 stores and 2,335 parking spaces. Soleil Factory opened in Argentina more than 25 years ago and we are converting it into a top-brand outlet.  In the fiscal year ended June 30, 2012, the public visits to the shopping center generated nominal retail sales that totaled approximately Ps. 254.1 million, which represents period average sales for approximately Ps. 17,268.2 per square meter. Total rental income increased from approximately Ps. 14.2 million in fiscal year ended June 30, 2011 to Ps. 19.1 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 84 in 2011 and Ps. 108.2 in 2012.

During 2011 Soleil carried out a number of construction sites with the purpose of both, changing the image of common sectors and reallocating commercial stores.

As of June 30, 2012, the occupancy rate in Soleil Factory was 100.0%.

La Ribera Shopping, City of Santa Fe. On June 15, 2011, Alto Palermo, directly and through its controlled company Torodur S.A., acquired a fifty-percent interest in the stock of Nuevo Puerto Santa Fe S.A., a company that is the tenant of a property in which a shopping center was built and where currently operates.

The purchase price for the 50% interest was US$ 4.5 million payable in 19 monthly installments without recognizing financing interest, and the last installment is due in February 2013.

The purchase of Nuevo Puerto Santa Fe´s shares was conditional upon Santa Fe Port Administrative Office approving the change in the shareholding structure of Nuevo Puerto Santa Fe and Santa Fe Lottery Retirement Fund not raising any objection thereto. As such conditions were met, on August 18, 2011, the shares were transferred. Furthermore, NPSF and Casino Puerto Santa Fe executed a sub-concession agreement which replaced the previous lease agreement held by NPSF.

Accordingly, Alto Palermo and Torodur own 50% of the capital stock and voting rights of Nuevo Puerto Santa Fe.

La Ribera Shopping is located in an area of 43,219 square meters, with 48 retail stores and one 7-screen 2D and 3D multiplex movie theatre, the last screening room of which was opened in August 2012 and features state-of-the-art sound and image technology. It has also a Cultural Center consisting of 510 square meters, and 24,553 square meters including Outdoor Areas and free-of-charge Parking Lot. The gross leaseable area consists of approximately 7,710 square meters.

The shopping center is strategically located within the Port of Santa Fe, the most developed area in terms of real estate in the City of Santa Fe, 27 km away from the City of Paraná and 96 km away from the City of Rafaela. Its influence area represents a potential market consisting of over one million people.

For the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 135.2 million, which represents period average sales for approximately Ps. 17,538.7 per square meter. Total rental income amounted to Ps. 4.3 million in fiscal year ended June 30, 2012 which accounts for monthly revenues per square meter of gross leaseable area of Ps. 93.5.

As of June 30, 2012, the occupancy rate in La Ribera was 98.7%.

Control Systems

Alto Palermo has a computer systems to monitor tenants’ sales in all of our shopping centers (except Nuevo Puerto de Santa Fe). Alto Palermo also conduct regular manual audits of Alto Palermo’s tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a point of sale that is linked to a main computer server in the administrative office of such shopping center. Alto Palermo uses the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Paseo Alcorta, Patio Bullrich, Buenos Aires Design (only with in respect to agreements signed after its acquisition), Abasto, Alto Rosario Shopping, Alto NOA, Dot Baires, Córdoba Shopping, Soleil and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

Related Business

Consumer financing segment

We operate a consumer financing business through APSA’a wholly-owned subsidiary Apsamedia and its affiliate Tarshop. On December 29, 2009, APSA entered into an agreement to sell shares representing 80% of Tarshop’s stock to Banco Hipotecario for US$ 26.8 million, which sale was approved by the Central Bank on August 30, 2010. As a result, on September 13, 2010, APSA transferred 107,037,152 common shares of Tarshop to Banco Hipotecario, maintaining only 20% of Tarshop’s capital stock. Due to this sale, the Consumer financing segment had a less significant impact on APSA results of operations. As part of the sale, we agreed to not compete for 5 years in the credit card and/or consumer business in which Tarshop has a presence on January 13, 2011. APSA acquired 50% of the capital stock of Metroshop from Tarshop on May 21, 2010, and the remaining 50% from Metronec S.A. On July 20, 2011, the general extraordinary shareholders’ meeting of Metroshop S.A. unanimously approved the change of its corporate name to Apsamedia and the amendment of its corporate purpose to capitalize on market opportunities. See “Related Party Transactions—Negotiation between Metroshop and Tarshop.”

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

In our fiscal year ended June 30, 2012, revenues from our Development and sale of properties segment were Ps. 328.4 million, compared to Ps. 341.1 million in the fiscal year ended June 30, 2011.

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

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2012, 2011 and 2010:

Development and Sale of Properties

Developments	Date of Acquisition	Estimated /Real Cost (in thousands of Ps.) (1)	Area intended for sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (in thousands of Ps.) (5)	Accumulated Sales as of June 30, (in thousands of Ps.) (6)			Book Value (in thousands of Ps.)(7)
									2012	2011	2010	2012
Residential Apartments
Torres Renoir	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	-	-	142	-
Caballito Nuevo (16)	11/03/97	-	2,966	20	100.00%	100.00%	81.18%	48,418	9,248	39,170	-	2,150
Torres de Rosario (8) (15)	04/30/99	-	4,893	77	95.59%	100.00%	3.08%	10,720	9,190	1,530	-	16,418
Libertador 1703/1755 (Horizons) (14) (17)	01/16/07	399,355	44,648	467	50.00%	100.00%	100.00%	124,176	124,176	92,362	-	113,168
Other Residential Apartments (9)	N/A	231,677	158,747	1,660				310,084	371	1,599	117	84,941
Subtotal Residential Apartments		653,893	216,637	2,252				547,338	142,985	134,661	259	216,677

Residential Communities
Abril/Baldovinos (10)	01/03/95	130,955	5,137	4	100.00%	100.00%	99.50%	237,062		1,607	5,067	1,860
El Encuentro (18)	11/18/97	-	26,373	22	100.00%	100.00%	64.24%	13,742	10,260	20,665	3,482	2,922
Villa Celina I, II and III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	-	-	-	-
Subtotal Residential Communities		135,697	107,480	245				264,832	10,260	22,272	8,549	4,782

Land Reserves
Puerto Retiro	05/18/97		82,051	-	50.00%	0.00%	0.00%	-	-	-	-	54,270
Santa María del Plata	07/10/97		715,951	-	100.00%	0.00%	10.00%	-	-	-	-	159,243
Pereiraola	12/16/96		1,299,630	-	100.00%	0.00%	100.00%	46,311	-	-	46,311	-
Terreno Rosario (8)	04/30/99		31,000	-	95.59%	0.00%	100.00%	38,345	27,273	22,931	-	-
Terreno Caballito	11/03/97		7,451	-	100.00%	0.00%	100.00%	-		52,658	-	-
Neuquén (8)	07/06/99		4,332	1	95.59%	0.00%	100.00%	-		9,102	-	-
Terreno Baicom	12/23/09		6,905	-	50.00%	0.00%	0.00%	-	-	-	-	4,459
Canteras Natal Crespo	07/27/05		4,300,000	-	50.00%	0.00%	0.00%	337	64	63	21	5,971
Lujan	05/31/08		1,160,000	-	100.00%	0.00%	0.00%	-	-	-	-	40,102
Thames	11/01/97		87,300	-	100.00%	0.00%	100.00%	20,022	20,022	-	-	-
Terreno Beruti (8)	06/24/08		3,207	-	95.59%	0.00%	100.00%	-	-	75,373	-	-
Pilar	05/29/97		740,237	-	100.00%	0.00%	0.00%	-	-	-	-	3,408
Coto Air Space (8)	09/24/97		24,000	-	95.59%	0.00%	0.00%	-	-	-	-	16,110
Torres Jardín IV	07/18/96		3,176	-	100.00%	0.00%	100.00%	-	-	11,480	-	-
Terreno Caballito (8)	10/22/98		23,389	-	95.59%	0.00%	0.00%	-	-	-	-	45,814
Patio Olmos (8)	09/25/07		5,147	-	95.59%	100.00%	0.00%	-	-	-	-	33,475
Other Land Reserves (11)	N/A		14,455,235	3				2,213	-	1,969	1,172	79,929
Subtotal Land Reserves			22,949,011	4				107,228	47,359	173,576	47,504	442,781

Others
Madero 1020	12/21/95		5,069	N/A	100.00%	100.00%	100.00%	18,848	-	-	71	-
Della Paolera 265	08/27/07		472	N/A	100.00%	100.00%	100.00%	6,850	-	-	-	-
Madero 942	08/31/94		768	N/A	100.00%	100.00%	100.00%	6,137	-	-	-	-
Dock del Plata	11/15/06		7,942	N/A	100.00%	100.00%	100.00%	84,206	-	-	42,136	-
Libertador 498	12/20/95		2,484	N/A	100.00%	100.00%	100.00%	93,558	10,600	10,504	46,608	-
Sarmiento 517	01/12/94		39	N/A	100.00%	100.00%	100.00%	233	233	-	-	-
Edificios Costeros	03/20/97		734	N/A	100.00%	100.00%	100.00%	68,580	69,040	-	68,580	-
Libertador 602	01/05/96		677	N/A	100.00%	100.00%	100.00%	10,948	-	-	10,948	-
Museo Renault	12/06/07		1,275	N/A	100.00%	100.00%	100.00%	47,927	47,927	-	-	-
Laminar	03/25/99		6,521	N/A	100.00%	100.00%	100.00%	74,510	-	-	-	-
Reconquista 823	11/12/93		5,016	N/A	100.00%	100.00%	100.00%	31,535	-	-	-	-
Locales Crucero I			192	N/A	100.00%	100.00%	100.00%	2,006	-	-	-	-
Others (12)	N/A		7,017	N/A	N/A	N/A	N/A	25,283	-	61	912	-
Subtotal Others			38,206					470,621	127,800	10,565	169,255	-

TOTAL (13)		789,590	23,311,334	2,501				1,390,019	328,404	341,074	225,567	664,240

Notes:

(1)
Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects already developed or under development (adjusted for inflation as of 02/28/03, if applicable).-

(2)
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

(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.-
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.-
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of June 30, 2012, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.-
(9)
Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received by Beruti through APSA, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Caballito barter receivable and Pereiraola lots through IRSA.

(10)	Includes the sales of Abril’s shares.
(11)
Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II, Zetol and Vista al Muelle through Liveck and C.Gardel 3134 (fully sol, C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza (fully sold), Zelaya 3102, Conil, Soleil air space and Other APSA (Through APSA)

(12)
Includes the following properties: Puerto Madero Dique XIII (fully sold). It also includes income from termination and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.

(13)	Corresponds to the “Development and sale of properties” business unit mentioned in Note 6 to the Consolidated Financial Statements.
(14)	Owned through CYRSA S.A.
(15)
Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress of parcel “G” at June 30, 2011 is 100% and of parcel “H” is 100%.

(16)	97% of the area was sold under deed.
(17)	Gains derived from 99.4% of sales have been recognized as Net Realizable Value.
(18)	88% of the area was sold under deed.

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

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2012, 2  parking spaces for motorcycle were pending sale.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views to the river. This development was partially financed through the anticipated sale of its apartments. Works have been completed and as of June 30, 2012 it is fully sold.

Barrio Chico, City of Buenos Aires. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2012, the project is finished and only 2 parking spaces remain unsold.

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

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2012, the project had been completed and fully sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 square meters parking/storage space, respectively. These buildings were included with the assets that we acquired in November 1997 from Pérez Companc. As of the date of this report, both towers have been fully sold.

Villa Celina, Province Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single-family homes located in the residential neighborhood of Villa Celina on the southeastern edge of the City of Buenos Aires. We have been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2012, 100% of the project had been sold.

Torres Renoir, Dique III. During fiscal year 2006 we closed swap agreements that allowed us to start the construction of these two exclusive residential buildings of 37 and 40 stories. Located in Dique III in Puerto Madero, City of Buenos Aires, this project was directed to a medium-high income public. The project includes amenities and high-class services. As of June 30, 2012, the works were completed and the units were fully sold.

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, we and KOAD S.A. (“KOAD”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which sold to Koad plot number 36 of “Terrenos de Caballito” whereby KOAD. has agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters, totaling approximately 28,000 saleable square meters. The project offers a wide variety of amenities and services. As a result of this transaction, KOAD delivered to us 118 apartments and 68 parking lots in the first tower, representing 25% of the total square meters for sale. As of June 30, 2012, 9 apartments and 18 parking spaces are still available for sale.

Apartment Projects Currently Under Development

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

 We entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões for the development of residential projects in the Republic of Argentina through CYRSA, which will operate under the name of IRSA - CYRELA.

IRSA-CYRELA’s development project in this plot made up by two adjacent blocks in the Vicente López neighborhood and it was launched in March under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires, which entailed a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex), totaling 59,000 sqm of constructed surface area for sale distributed in 468 units (to the exclusion of the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room; a work zone; heated swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, among others. The showroom opened to the public in March 2008 with immediate success.

As of June 30, 2012, a preliminary sales agreements had been executed for 100% of our own units on sale. The Towers located in both blocks are almost completed and the title deeds of its units are being executed. Delivery of the last units is expected to be completed during fiscal year 2012-2013.

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

As of June 30, 2012, our residential communities for the construction of single-family homes for sale in Argentina had a total of 5,137 square meters of saleable area in Abril, and 26,373 sqm of saleable area in “El Encuentro” (Benavidez). Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18 hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2012, 99.5% of the property had been sold for an aggregate of over Ps. 237 million, with 5,137 square meters available for sale.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, a 110-hectare gated residential complex known as “El Encuentro” is located, consisting of a total of 527 lots with a total saleable area of 610,785.15 square meters with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing easy access to the city. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay US$ 4.0 million to our subsidiary Inversora Bolívar, of which US$ 1.0 million were paid in cash and the balance of US$3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 square meters. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of June 30, 2012, after having started its commercialization in March 2010, 84 units have been sold; there are reserves for 6 units for an amount of US$ 0.82 million, and 22 units are available for sale.

Land Reserves

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2012, our land reserves totaled 25 properties consisting of approximately 2,160 hectares (including the lot in Caballito, and the air space over Coto C.I.C.S.A. - “Coto”- where we hold interests through our subsidiary Alto Palermo).

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

Caballito plot, Ferro Project. This is a property of approximately 23,791 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. The zoning for the property allows the development of a 30,000 square meters shopping center, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property, which already has the consent of the Executive Branch.

Beruti plot. During June 2008, Alto Palermo acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires near to our Shopping Center known as “Alto Palermo Shopping”. The property has a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

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

Pursuant to the Barter Deed executed by the parties the units in Tower 1 will be delivered in October 2014, the units in Tower 2 will be delivered in April 2015 and the units in Tower 3 will be delivered in October 2015.

Coto Residential Project. Alto Palermo owns approximately 24,000 square meters in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo and Coto Centro Integral de Comercialización S.A. (“Coto”) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. On July 25, 2008, an exchange agreement was executed, pursuant to which APSA would transfer to CYRSA 112 parking units and the rights to erect on top of the hypermarket two building towers if certain conditions are met. In exchange, CYRSA would deliver to APSA an undefined number of units in the building to be erected equivalent to 25% of the square meters. On September 17, 2010, the exchange agreement was terminated.

Baicom plot. On December 23, 2009, we acquired 50% of a parcel located in the surroundings of the Buenos Aires Port, for a purchase price of Ps. 4.5 million. The property’s total surface area is 6,905 square meters and there is a construction permit associated for 34,500 square meters in accordance with the City of Buenos Aires urban construction rules and regulations.

Arcos del Gourmet. In December 2011, Alto Palermo started to develop “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. This project, which will follow a urban space model, aspires to be a distinct proposal, offering a variety of premium brands in an open-air environment. This new urban space is expected to open in the spring of 2013, and it will add approximately 13,000 square meters of gross leaseable area and 70 stores to APSA’s portfolio, featuring its fourteenth shopping center.

Land Reserves in the Province of Buenos Aires

Sale of Pereiraola, Hudson. Pereiraola S.A., owns 130-hectare undeveloped property adjacent to Abril, a private residential community developed by us.

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

Late in July 2012, the buyer paid the monetary portion of consideration and therefore only delivery of the promised lots is pending.

To secure payment of the price, the buyer pledged in our favor its Pereiraola’s shares, which remain in our custody. Additionally, the buyer created a first-degree mortgage over the property in our favor.

Pilar. Pilar is a 74-hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte highway. Pilar has become one of Argentina’s fastest developing areas. We are considering several alternatives for this property including the development of a residential community or the sale of this property in its current state and, therefore, we do not have a cost estimate or financing plan. The plot’s book value is estimated to be Ps. 3.4 million as of June 30, 2012.

Land Reserves in Other Provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe. APSA owns a plot of land of approximately 50,000 sqm divided into 8 smaller plots in the City of Rosario, near the Alto Rosario Shopping Center. As of June 30, 2011, 2 of the plots had been bartered with Condominios del Alto S.A. (plots 2-G and 2-H).

As consideration for the barter of parcel 2-G (totaling a surface area of 10,128 sqm for sale), in December 2011 Condominios del Alto S.A. transferred 15 apartments, with a total constructed area of 1,504.45 sqm (representative of 14.85% of the total building constructed in this parcel) and 15 parking spaces (representative of 15% of the total parking surface area to be constructed in this property). These units are already for sale since May 2010.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios del Alto S.A. will transfer 42 apartments, with a total constructed surface area of 3,188 sqm (representative of 22% of the total building to be constructed in this parcel) and 47 parking spaces (representative of 22% of the total parking surface area to be constructed in this property). The degree of completion of parcel 2-H is 84%.

As of June 30, 2012, the rest of the parcels of Block 2 had been sold, as per the following detail. Parcel 2-A was sold for US$ 4.2 million and its title deed was executed in June 2011; parcel 2-B was sold for US$ 1.51 million and its title deed was executed in June 2011; parcel 2-C was sold for US$ 1.51 million and its title deed was executed in June 2011; parcel 2-D was sold for US$ 1.54 million, to be collected in 5 installments (4 installments of US$ 0.257 million collected in February, July and August 2011, a fourth one collected in November 2011 and the fifth one collected in February 2012 for US$ 0.513 million, on which date the title deed was executed in the name of buyer); parcel 2-E was sold for US$ 1.43 million and its title deed was executed in May 2010; and parcel 2-F was sold for US$ 1.93 million and its title deed was executed in June 2011. On December 28, 2011 Condominios del Alto transferred to APSA title to the 15 apartment units and 15 parking spaces comprising the non-monetary portion of consideration under the Barter Agreement for 2G parcel entered into in October 2007. Therefore, APSA discharged the mortgage on the property that secured payment of the consideration.

Condominios del Alto I- (parcel 2-G)

The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 floors with parking spaces (98 units) in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted at a medium-high income segment.

As of June 30, 2012, the project had been completed and 7 apartments with parking space had been sold, with 8 apartments, 8 parking spaces and a storage space available for sale.

Condominios del Alto II – (parcel 2-H)

The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 floors and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. As of June 30, 2012 the project had been completed and deliveries are in progress, with 35 apartments (3,601 sqm), 41 parking spaces and 5 storage spaces being available for sale.

Neuquén Project, Province of Neuquén. The main asset of the project is a plot of land of approximately 50,000 sqm. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009,  a new agreement was executed with the Municipality of Neuquén whereby we were required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project. The respective modifications to the blueprints were filed on October 19, 2009. Then, the Municipality of Neuquén raised some objections that were duly responded. On January 18, 2010, the Municipality of Neuquén requested corrections to the filed blueprints and imposed a 30-day term for filing them. Finally, APSA was notified that the architectural project had been registered, which triggered, on April 8, 2010, the commencement of a term of 90 running days for the start of the shared works. APSA submitted the working plans for the first stage of the works (which contemplate the construction of the Shopping Center and the Hypermarket) and was granted the authorizations necessary to start working. On July 5, 2010, well within the 90-running day term already mentioned, APSA started the shared works.

The first stage of the works is projected to be finished in a maximum 22-month period counted as from the date of commencement of the construction works. In the event of a breach of the conditions agreed upon, the Municipality of Neuquén is entitled to terminate the agreement and proceed as necessary, which means that the Municipality of Neuquén is entitled to demand that the parcels it sold to the Company be returned.

 On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers S.A. US$ 119 thousand as price for the sale of a lot of approximately 4,332 sqm located in the surroundings of the property that will host the shopping center, though separate from it, in the framework of the negotiations conducted with the Municipality of Neuquén.

As of June 30, 2011, the area that was planned to be used for construction of a Hypermarket had been sold to a subsidiary of COTO.

On June 4, 2012, pursuant to an agreement entered into between Shopping Neuquén and the Municipality of Neuquén, a new extension was agreed to resume works on the site, following appointment of a new constructor. The new deadlines contemplate the appointment of a constructor and resumption of works.

Ex-Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 we participated in a public bidding process called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 sqm of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial floors and has two underground parking lots. This shopping center also includes two adjacent buildings with cinemas and a commercial annex connected to the area covered by the call for bids and legally related through easement contracts. The building is under a concession contract, in which we acted as grantor, effective for a 40-year term, expiring in February 2032. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating, together with the transfer of the respective concession contract.

Canteras Natal Crespo, Province of Córdoba. The first guidelines for the development of this project are in process on the basis of the Master Plan of the Chilean architect firm called URBE. Additionally, preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government.

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

Purchase of Nobleza Piccardo’s Plant

We have acquired, through Quality Invest S.A., our subsidiary, in which we have a 50% interest, the property where Nobleza Piccardo has its manufacturing plant. It is located in the City of San Martin (Av. San Martín 601), in the Province of Buenos Aires; and due to its size and location it is an excellent site for the future development of different segments. The total area of its plot is 160,000 square meters with a built area of 81,786 square meters. According to the executed agreement, Nobleza Piccardo will lease 100% of the plot during the first year, releasing it partially until the 3rd lease year, at which moment it will release the whole plot.

During the first lease year, the rental area is 80,026 square meters including storehouses and offices and during the second year of lease, the leased area will be reduced to 27,614 square meters.

On May 16, 2012, the Municipality of San Martín approved the pre-feasibility application for business, entertainment, event, office and other uses.

In June 12, Alto Palermo acquired our 50% interest in Quality Invest S.A. for a total purchase price of US$ 9.7 million. For more details see “Item 7.B related Party Transactions”.

Other Land Reserves

Our portfolio also includes twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. We also own a property in the surroundings of the City of Santa Fe called Isla Sirgadero. Finally, the Company (through Tyrus) acquired an interest over the shares of the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay’s Canelones Department.

Hotels

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 we increased our share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of rooms	Average Occupancy (1)	Average price per room (Ps.) (2)	Accumulated sales as of June 30, (Ps. 000)			Book Value (Ps. 000)
						2012	2011	2010
Intercontinental (3)	11/01/1997	76.34%	309	75%	695	85,978	78,841	64,092	52,476
Sheraton Libertador (4)	03/01/1998	80.00%	200	85%	614	55,642	43,786	36,996	37,795
Llao Llao (5)	06/01/1997	50.00%	201	21%	1,071	28,392	70,256	58,806	70,430
Terrenos Bariloche (5)	12/01/2006	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900
Total	-	-	710	63%	701	170,012	192,883	159,894	182,601

Notes:
(1) Accumulated average in the twelve-month period.
(2) Accumulated average in the twelve-month period.
(3) Indirectly owned through Nuevas Fronteras S.A.
(4) Indirectly owned through Hoteles Argentinos S.A.
(5) Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holdings S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms. Although the average occupancy rate during the fiscal year 2012 was affected by the eruption of the Puyehué volcano in June 2011, the rate has shown a recovery during the last months.

Hotel Intercontinental, City of Buenos Aires. In November 1997, we acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. and during fiscal year 2007 we increased our share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meters ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

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

International Investments

Acquisition of companies in the real estate business in the Republic of Uruguay. In the course of fiscal year 2009 we acquired a 100% ownership interest in Liveck S.A., a company organized under the laws of Uruguay, in exchange for a token consideration. In June 2009, Liveck acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two Uruguay-based real estate companies, for US$ 7.8 million. The remaining 10% ownership interest in both companies is held by Banzey S.A. (Banzey). These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

The total purchase price for Zetol S.A. was US$ 7.0 million; there has been a down payment for US$ 2.0 million and it has been agreed that the balance shall be cancelled in 5 installments of US$ 1.0 million each, accruing interest at an annual 3.5% rate on outstanding balances, against the consummated launches of the projected construction or within a maximum term of 93 months counted as from the date of acquisition by us. The sellers may choose to receive, in lieu of cash for the outstanding balances (principal plus interest), ownership over units in the buildings to be constructed in the land owned by Zetol S.A. equivalent to 12% of the total marketable meters to be constructed.

The total price for the acquisition of Vista al Muelle S.A. was US$ 0.83 million, as follows: there has been a US$ 0.5 million down payment and it has been agreed that the balance will be cancelled within a maximum term of two years plus an annual 8% interest rate on balances.

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

On December 17, 2010, we entered into a stock purchase agreement with Cyrela pursuant to which we purchased from Cyrela a 50% interest in Liveck S.A. for US$ 2.7 million. Accordingly, as of June 30, 2012, our interest, through Tyrus, in Liveck is 100%.

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

As of June 30, 2012, this building had an occupancy rate over 86% generating average revenues above US$ 63.0 per sqm per month.

In the last year 5 new lease agreements were executed in respect of an area equal to 1,547 sqm, generating average monthly revenues of US$ 74.5/sqm. In addition, 3 agreements were renewed in respect of an area of 808 sqm with average monthly revenues of US$ 69.5/sqm. While the building net absorption rate was somewhat negative (-2.57%), the average rental amount compared to the previous year rose by 5% (from US$ 60/sqm to US$ 63/sqm).

In respect of the 4 “turn key” offices constructed on floor 26, 3 of them were occupied, and the other one is available for lease. Going ahead with the turn key office development program, designs are in progress to build more spaces on floors 17, 19, 27 and 31, which were also entrusted to the architecture firm Gensler. In addition, in July remodeling of the exterior of the Lobby was completed and a photo exhibition about the life of Philip Johnson was inaugurated and curated by Hillary Lewis; both works were entrusted to the renowned firm Moed de Armas & Shannon.

 Investment in Hersha Hospitality Trust. On August 4, 2009, through Real Estate Investment Group L.P. (“REIG”), a company indirectly controlled and managed by us, together with other minority investors, we acquired 5.7 million common shares of Hersha, a leading company in the hotels segment in the United States, for a total purchase price of US$ 14.3 million. Accessorily to the initial acquisition of our equity interest in Hersha, we have an option to buy up to 5.7 million additional common shares in Hersha at a price of US$ 3.00 per share exercisable at any time prior to July 31, 2014 subject to certain conditions. In addition, as a part of the investment agreements, our Director and Chief Real Estate Business Officer, Mr. Daniel R. Elsztain, was appointed member of the board of directors of Hersha.

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

On February 10, 2012, Hersha gave notice to REIG of exercise of its call option for 5,700,000 shares in Hersha granted in August 2009 under the agreements executed in due course. Therefore, Hersha issued 2,521,561 shares and REIG was not required to pay any price. The price of the shares is US$ 13.6 million. In addition, pursuant to the investment agreements, we have a representative in Hersha’s Board of Trustees, which is currently composed of nine members.

As of June 30, 2012, our direct and indirect interest in Hersha accounts for 9.13%. On September 4, 2012, we, in our own name and through our subsidiaries, sold 2,000,000 common shares in Hersha for a total of US$ 9.7 million., after this transaction the our direct and indirect interest in Hersha accounts for 8.12% (for more information please see “Recent Development”).

Hersha is a REIT traded in the New York Stock Exchange, under the "HT" ticker. Hersha’s investments are mainly in institutional hotels located in business hubs, urban and retail centers and secondary tourist destinations and markets mainly along the US Northeast as well as in some select niches in the US West coast. Hersha chooses its acquisitions in locations that it perceives as booming markets and relies on intensive management to create and enhance long-term value added.

As of June 30, 2012, Hersha’s portfolio of hotels comprises majority stakes in 56 hotels and ownership interests in 8 hotels through joint ventures. These hotels are all within the "select service" and "upscale hotels" categories. In the aggregate, Hersha’s 64 hotels represent over 9,221 rooms and are mainly located in Arizona, California, North Carolina, Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. The properties are operated under highly prestigious, leading franchises (such as Marriott ®, Courtyard by Marriott ®, Residence Inn ®, Fairfield Inn ®, Springhill Suites ®, TownePlace Suites ®, Hilton ®, Hilton Garden Inn ®, Hampton Inn ®, Homewood Suites ®, Hyatt Summerfield Suites ®, Holiday Inn ®, Holiday Inn Express ®, Comfort Inn ®, Mainstay Suites ®, Sleep Inn ®, Sheraton Hotel ®, and Hawthorn Suites ®)). Hersha also operates some of its hotels through independent boutique hotel chains.

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

As of June 30, 2012, the building’s occupancy rate was 93% with new agreements executed in respect of an area equal to approximately 9,300 sqm from August to year end with an average monthly rent of US$ 45/sqm, resulting in a 11.5% increase in the total average rent for the whole building (from US$ 35/sqm to US$ 39/sqm). Remodeling works were performed in this period and completed in all common areas of the building and "turn key" offices were built on several floors, with an investment over US$ 10 MM. Furthermore, in September 2011 the building was declared "New York City Landmark" and its lobby was declared "New York City Interior Landmark".

In September, 2012, IRSA International LLC agreed to acquire 100% of Rigby Madison LLC’s equity interest in the company Rigby 183 LLC, equivalent to 33.36%. Such transfer includes all rights, title and interest held by such company (for more information please see “Recent Development”).

Supertel Hospitality Inc.

In March 2012, IRSA, through its subsidiary Real Estate Strategies, L.P. ("RES"), in which it holds a 66.8% interest, consummated the transaction for the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. ("SHI") in an aggregate amount of US$ 30,000,000. Such preferred shares will bear an annual 6.25% preferred dividend and will carry the same voting rights as common shares.

In addition and subject to certain restrictions, they will be convertible into common shares at the rate of ten shares for each preferred share for a term of 5 years.

Furthermore, pursuant to the Agreement, the Investment Company has received warrants to acquire 30 million additional common shares. Subject to certain restrictions, the warrants may be exercised at any time during the 5-year period from closing of the transaction (such exercise being mandatory under certain conditions following 3 years from such closing) at a price of US$ 1.20 per share.

Pursuant to the investment agreements, RES is entitled to appoint up to 4 directors of 9 directors and to exercise preemptive rights over future issues of shares. As of the date hereof, RES has appointed the 4 directors and holds voting rights in respect of a 34% interest in SHI. Likewise, exercise of the rights of conversion into common shares under both the preferred shares and warrants is limited to the same percentage.

Office and Other Non-shopping Center Rental Properties

Overview

We are engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2012, we directly and indirectly owned interests in 19 office and other rental properties in Argentina, which comprised 287,912 square meters of gross leaseable area. Of these properties, 12 were office properties, which comprised 145,400 square meters of gross leaseable area. For fiscal year 2012, we had revenues from Offices and other non-shopping center rental properties of Ps. 192.2 million.

All our office rental property in Argentina are located in Buenos Aires City. For the year ended June 30, 2012, the average occupancy rate for all our properties in the Offices and other non-shopping center rental properties segment was approximately 98%. Seven different tenants accounted for approximately 45.0% of our total revenues from office rentals for fiscal year 2012: Exxon Mobile Business, Price Waterhouse, Grupo Total Austral, Apache Energía Argentina, Grupo Danone Argentina, Sibille S.C. (KPMG) and Microsoft de Argentina S.A.

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

Properties.

The following table sets forth certain information regarding our direct and indirect ownership interest in office and other non-shopping center rental properties:

	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.) (3)	Annual accumulated rental income over fiscal periods (in thousands of Ps.) (4)			Book Value (in thousands of Ps.) (5)
			Jun-12			2012	2011	2010
Offices
Edificio República	04/28/08	19,884	90%	100%	2,388	27,069	26,013	21,188	210,852
Torre Bankboston	08/27/07	14,873	96%	100%	2,024	22,211	20,655	22,333	149,800
Bouchard 551	03/15/07	23,378	100%	100%	2,553	27,802	24,026	22,441	145,914
Intercontinental Plaza	11/18/97	22,535	100%	100%	2,273	23,329	21,405	21,559	75,257
Bouchard 710	06/01/05	15,014	100%	100%	1,975	20,991	16,800	14,076	63,311
Dique IV, Juana Manso 295 (10)	12/02/97	11,298	92%	100%	1,392	15,787	14,715	13,963	59,966
Maipú 1300	09/28/95	10,280	98%	100%	1,132	13,020	11,870	11,339	35,521
Costeros Dique IV	08/29/01	734	100%	100%	77	5,980	5,288	5,358	2,690
Libertador 498	12/20/95	2,477	100%	100%	407	4,818	5,301	6,900	9,618
Suipacha 652/64	11/22/91	11,453	90%	100%	663	7,448	7,071	4,804	10,032
Madero 1020	12/21/95	-	-	100%	5	31	35	31	176
Dot Building (13)	11/28/06	11,242	100%	96%	919	8,466	2,143	-	103,979
Other Offices (6)	N/A	2,232	88%	N/A	185	2,409	965	4,602	4,186
Subtotal Offices		145,400	96%	N/A	15,993	179,361	156,287	148,594	871,302

Other Properties
Commercial Properties (7)	N/A	312	-	N/A	-		-	1	3,167
Museo Renault	12/06/07	-	-	100%	-		191	356	-
Santa María del Plata	07/10/97	60,100	100%	100%	100	1,566	3,035	1,014	12,521
Thames	11/01/97	-	-	100%	-		-	175	-
Predio San Martín	05/31/11	80,028	100%	50%	1,432	8,123	669	-	69,791
Plot of Land Catalinas Norte (12)	12/17/09	N/A	N/A	N/A	-		1,018	N/A	109,145
Other Properties (8)	N/A	2,072	100%	N/A	15	115	128	80	12,733
Subtotal Other Properties		142,512	100%	N/A	1,547	9,804	5,041	1,626	207,357

Management Fees (11)		N/A	N/A	N/A		3,102	3,290	3,944	N/A

Total Office and Other (9)		287,912	98%	N/A	17,540	192,267	164,618	154,164	1,078,659

Notes:

(1) Total leaseable area for each property as of June 30, 2012. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of June 30, 2012.
(3) Agreements in force as of 06/30/12 for each property were computed.
(4) Total leases consolidated by application of the method under Technical Resolution 21.
(5) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(6) Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517 (fully sold), Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

(7) Includes the following properties: Constitución 1111, Crucero I (fully sold); Retail stores in Abril (wholly assigned) and Casona de Abril.
(8) Includes the following properties: Constitución 1159 and Dique III (fully sold) and Canteras.
(9) Corresponds to the “Office and other non-shopping center rental properties” business unit mentioned in Note 6 to the Consolidated Financial Statements.
(10) The building was occupied in May 2009.
(11) Revenues from building management fees.
(12) Includes other income from lease of parking spaces.
(13) Through Alto Palermo S.A. – The building has income as from August 2010.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration		Number of leases expiring	Surface area subject to expiring leases	Percentage of total surface area subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
			(sqm)	(%)	(Ps./000)	(%)
2012		17	61,893	22%	20,874	10%
2013		46	36,301	13%	44,335	21%
2014		63	56,935	20%	80,558	39%
2015	+	60	125,754	45%	63,313	30%
Total		186	280,883	100%	209,080	100%

*Includes Offices which contract has not been renewed as of June 30, 2012.
*Does not include vacant leased square meters.
*Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage as of the end of fiscal years ended June 30, 2012, 2011 and 2010:

	Occupancy Rate
	Fiscal year ended June 30,(1)
	2012	2011	2010
	(%)	(%)	(%)
Offices
Intercontinental Plaza	100	96	100
Bouchard 710	100	92	83
Bouchard 551	100	91	100
Libertador 498	100	100	100
Maipú 1300	98	100	99
Madero 1020	N/A	100	100
Suipacha 652/64	90	95	95
Costeros Dique IV	100	100	90
Torre Bankboston	96	78	96
Edificio República	90	85	80
Dique IV, Juana Manso 295	92	92	92
Dot Building	100	86	N/A
Others (2)	88	86	86

(1)	Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.
(2)
Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517 (fully sold), Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2012, 2011 and 2010:

	Annual average income per square meter
	Fiscal year ended June 30,(1)
	2012	2011	2010
	(Ps./sqm)	(Ps./sqm)	(Ps./sqm)
Offices
Intercontinental Plaza	1,048	950	957
Bouchard 710	1,398	1,119	938
Bouchard 557	1,189	1,028	960
Libertador 498	1,943	1,713	1,366
Maipú 1300	1,268	1,155	1,103
Madero 1020	N/A	347	307
Suipacha 652/64	611	617	419
Costeros Dock IV	8,147	973	985
Torre Bankboston	1,559	1,389	1,502
Edificio República	1,378	1,308	1,066
Dique IV, Juana Manso 295 (2)	1,397	1,302	1,236
Dot Building	753	191	N/A
Others (2)	1,079	425	404

(1)	Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.
(2)
Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517 (fully sold), Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

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

Torre Bank Boston, City of Buenos Aires. The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. We have a 48.5% ownership interest in the building. At present, its main tenants are Exxon Mobile and Kimberly Clark de Argentina.

Bouchard 551, City of Buenos Aires. Bouchard 551, known as “Edificio La Nación”, is an office building we acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and it has a parking space for 314 units. We have approximately 23,000 leasable square meters in the building and our main tenants include La Nación S.A. and Price Waterhouse & Co., AS. EM. S.R.L. In September 2012, we entered into a preliminary sales agreement for the sale of two units and parking spaces of the building known as Bouchard Plaza located in Plaza Roma of the City of Buenos Aires. The total price for the transaction was agreed in US$8.5 million, which will be collected at the time the deed of conveyance is executed.

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

Dique IV, Juana Manso 295, Puerto Madero, City of Buenos Aires. In mid-May 2009 we completed an office building located in Puerto Madero’s Dock IV. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average 200 square meters and for corporations that need the entire floor. The building has eight office stories and retail stores in the ground floor. The main tenant in the building is Exxon Mobile.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building we acquired in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Sibille S.C. (KPMG), and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A. and Chubb Argentina de Seguros S.A.

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

Libertador 498, Ciudad de Buenos Aires. Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the city. This location allows for easy access to the building from northern, western and southern Buenos Aires. We are owners of 4 stories with an average area per floor of 620 square meters and of 137 parking spaces. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline. The main tenants include Sideco Americana S.A., Goldman Sachs Argentina LLC, Empresa Argentina de Soluciones Satelitales S.A., Japan Bank for the International Cooperation, Gates Argentina S.A., Kandiko S.A. and Allergan Productos Farmacéuticos S.A.

On August 31, 2012, the Company executed the conveyance deed that formalizes the sale of a functional unit and various other units (parking spaces) in the building identified as Libertador 498. The transaction price was fixed at Ps. 15 million, which were paid on August 8, 2012 upon execution of the bill of sale.

Edificios Costeros, Dique IV, City of Buenos Aires. On August 29, 2001, we signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Celistics S.A., London Supply S.A.C.I.F.I., Banco Río de la Plata S.A. and Escuela Argentina de Marketing S.A. On June 15, 2012, we sold 4,703 square meters in built office space with 46 parking spaces and 4 supplementary storage spaces. The transaction price was Ps. 69.0 million. The book value of the property was Ps. 18.1 million.

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

Other office properties. We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or floors in buildings. These properties include Suipacha 664, Av. de Mayo 589 and Sarmiento 517 (fully sold in this fiscal period)..

Retail and other properties.

Our portfolio of rental properties as of June 30, 2012 includes 5 non-shopping center properties that may be leased as shops on streets, a lot in industrial premises, undeveloped plots of land or other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Solares de Santa María, Nobleza Piccardo through Quality Invest, Constitución 1111, Constitución 1159, Madero 1020 and Rivadavia 2774.

On October 26, 2011 we sold the plot of land of approximately 8 hectares located at Thames 1868 in the district of San Justo, Province of Buenos Aires. The transaction price was US$ 4.7 million, which was paid on October 25, 2011. As of June 30, 2011, the book value of the land reserve was US$ 0.9 million.

In March 2012 we sold 759 square meters of Museo Renault for US$ 5.2 million and the transaction was completed in May 2012 by selling an additional area of 490 square meters for US$ 5.5 million. As of December 31, 2011 the book value of the property was Ps. 21.1 million.

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

Our Investment in Banco Hipotecario

As of June 30, 2012, we owned approximately 29.77% of Banco Hipotecario which represented 15.51% of our consolidated assets as of such date. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations and customers are located in Argentina where it operates a nationwide network of 52 branches and 15 sales offices.

Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2012, Banco Hipotecario ranked eighth in the Argentine financial system in terms of shareholders’ equity and thirteenth in terms of total assets. As of June 30, 2012, Banco Hipotecario’s shareholders’ equity was Ps.3,369.2 million, its consolidated assets were Ps.15,337.5 million, and its net income for the six months was Ps.156.8 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I GDR program.

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

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2012, its portfolio of non-mortgage loans represented 79.5% of its total loan portfolio, compared to 72.9% as of June 30, 2011.

During the period ended June 30, 2012, Banco Hipotecario also experienced continued growth in deposits, including savings accounts and time deposits.

The following table sets forth Banco Hipotecario’s sources of funding as of the dates indicated.

	At June 30,		% Change
	2012	2011	2012/2011
	(in millions of Pesos, except for percentages) (2)
Bonds(1)	1,984.0	1,847.6	7.4
Repo	90.5	-	NA
Borrowings from Central Bank	6.9	12.5	(44.8)
Borrowings from bank and international entities	550.9	200.0	175.4
Deposits	6,907.8	5,200.6	32.8
Total	9,540.0	7,260.7	31.4

(1)	Excludes accrued interest.

(2)	Consolidated information.

On October 10, 2012 Banco Hipotecario paid dividends for the total amount of Ps. 100 million, corresponding to the divididend approved on April, 2011 by the shareholder meeting.

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

 The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location(1)	Gross Leaseable Area	SShops	National gross leaseable area(2)	Shops(2)
			(sqm)		(%)	(%)
APSA
	Abasto de Buenos Aires	CABA	41,443	174	2.41%	2.84%
	Alto Palermo Shopping	CABA	18,701	143	1.08%	2.34%
	Buenos Aires Design(3)	CABA	13,769	62	0.80%	1.01%
	Dot Baires Shopping	CABA	49,527	152	2.88%	2.48%
	Paseo Alcorta(4)	CABA	52,757	111	3.07%	1.81%
	Patio Bullrich	CABA	11,684	83	0.68%	1.36%
	Córdoba Shopping(4)	Córdoba	22,173	107	1.29%	1.75%
	Alto Avellaneda(4)	GBA	67,897	140	3.95%	2.29%
	Soleil	GBA	42,237	69	1.43%	1.13%
	Mendoza Plaza Shopping(4)	Mendoza	39,952	148	2.37%	2.42%
	Alto Rosario (4)	Rosario	19,038	146	2.38%	2.39%
	Alto Noa(4)	Salta	7,710	92	1.11%	1.50%
	La Ribera Shopping	Santa Fe	25,212	49	0.45%	0.80%
	Subtotal		412,100	1,476	23.90%	24.12%
Cencosud
	Portal de Palermo(4)	CABA	32,252	36	1.88%	0.59%
	Portal de Madryn	Chubut	4,100	26	0.24%	0.43%
	Factory Parque Brown(4)	GBA	31,468	91	1.83%	1.49%
	Factory Quilmes(4)	GBA	43,405	47	2.53%	0.77%
	Factory San Martín(4)	GBA	35,672	31	2.08%	0.51%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	2.96%	2.14%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.39%	2.39%
	Portal Canning(4)	GBA	15,114	21	0.88%	0.34%
	Portal de Escobar(4)	GBA	31,995	31	1.86%	0.51%
	Portal Lomas(4)	GBA	32,883	50	1.91%	0.82%
	Unicenter Shopping(4)	GBA	94,279	287	5.49%	4.69%
	Portal de los Andes (4)	Mendoza	33,154	45	1.93%	0.74%
	Portal de la Patagonia(4)	Neuquén	38,468	94	2.24%	1.54%
	Portal de Rosario(4)	Rosario	66,361	182	3.86%	2.98%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.24%	1.54%
	Portal de Trelew (4)	Chubut	21,812	69	1.27%	1.13%
	Subtotal		594,290	1,381	34.59%	22.61%
Other Operators			712,895	3,260	41.51%	53.29%
Total			1,719,285	6,117	100%	100%

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

Currently, Argentine law does not specifically regulate shopping center lease agreements. Since our shopping center leases generally differ from ordinary commercial leases, we have created standard provisions which govern the relationship with our shopping center tenants.

Leases

Argentine law imposes certain restrictions on property owners, including:

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

Antitrust Law. Law No. 25,156, as amended, prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies which exceed the accumulated sales volume of Ps. 200.0 million in Argentina; then the respective concentration should be submitted for approval to the Comisión Nacional de Defensa de la Competencia, or Antitrust Authority. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the Antitrust Authority may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps.20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12-month period exceed in the aggregate Ps. 20.0 million or Ps. 60.0 million during the last 36 months, these transactions must be notified to the Antitrust Authority.

As the consolidated annual sales volume of Alto Palermo and us exceed Ps. 200.0 million, we should give notice to the Antitrust Authority of any concentration provided for by the Antitrust Law.

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

 C. Organizational Structure

The following is our organizational chart showing our principal subsidiaries, as of June 30, 2012

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
APSA (95.61%)
CYRSA (50%)
Palermo Invest (100%)
E-Commerce Latina (100%)
Tyrus (100%)
Inversora Bolivar (100%)
Ritelco (100%)
OFFICES
Av. de Mayo 595
Bouchard 551
Bouchard 710
Costeros Dique IV
Dique IV
Edificio República
Intercontinental Plaza
Libertador 498
Madero 1020
Maipú 1300
Rivadavia 2768
Suipacha 652
Torre Bank Boston
SHOPPING CENTERS
Abasto
Alto Avellaneda
Alto NOA
Alto Palermo
Alto Rosario
Córdoba Shopping - Villa Cabrera
Mendoza Plaza
Paseo Alcorta
Patio Bullrich
Soleil Factory
RESIDENTIAL PROPERTIES
Caballito Nuevo
Units to be received Caballito
El Encuentro
Abril
Pereiraola Lots
Others
Horizons
Torres Rosario
Rosario plot of land
Units to be received Beruti
100%
100%
100%
100%
5%
4.78%
5%
4.99%
5%
5%
Banco Hipotecario (29.77%)
6.375%
87.5%
Banco Argentino de Crédito y Securitización (32.42%)
Dot Baires Building
80%
50%
La Ribera
98%
Proyecto Neuquén
Predio San Martín
50%
88%
Arcos del Gourmet
Lipstick Building
Madison Building
49%
80%
Dot Baires Shopping
LAND RESERVES
Santa María del Plata
Luján
Pilar
Others
100%
Baicom
Puerto Retiro
Cantera Natal Crespo
50%
HOTELS
54%
Buenos Aires Design
76.34%
Intercontinental Buenos Aires (1)
100%
Caballito
Patio Olmos
Air space Coto
Air space Soleil Factory
Others
Zetol
Vista al Muelle
90%
LEASE AGENT
50%
Llao Llao Resort (2)
Terrenos de Bariloche
100%
FIBESA
CONSUMER FINANCING
100%
APSAMEDIA
80%
80%
Sheraton Libertador (3)
20%
34%
Supertel
Tarjeta Shopping (42.93%)
49%
Esplendor Savoy
8.72%
0.41%
Real Estate Investment Group
HERSHA Hospitality Trust (9.13%)

(1)	23.66% owned by Intercontinental Hotels Corporation.

(2)	50% owned by the Sutton Group.

(3)	20% owned by Hoteles Sheraton de Argentina.

The following table presents information relating to our ownership interest in our subsidiaries as of June 30, 2012.

Subsidiary	Activity	Country of incorporation	Ownership percentage(1)
Ritelco S.A.	Investment	Uruguay	100%
Palermo Invest S.A.	Investment	Argentina	100%
Solares de Santa María S.A.	Real estate	Argentina	100%
Cyrsa S.A.(3)	Real estate	Argentina	50%
Inversora Bolivar S.A.	Real estate	Argentina	100%
E-Commerce Latina S.A.	Investment	Argentina	100%
Tyrus S.A.	Investment	Uruguay	100%
Canteras Natal Crespo S.A.(2)	Real estate	Argentina	50%
Nuevas Fronteras S.A.	Hotel	Argentina	76.34%
Hoteles Argentinos S.A.	Hotel	Argentina	80%
Llao Llao Resorts S.A.	Hotel	Argentina	50%
Alto Palermo S.A.	Real estate investment and development	Argentina	95.61%
Unicity S.A.	Investment	Argentina	100%
Doneldon S.A.	Real estate	Uruguay	100%
Sedelor S.A.	Real estate	Uruguay	100%
Alafox S.A.	Real estate	Uruguay	100%
Efanur S.A.	Real estate	Uruguay	100%
Codalis S.A.	Real estate	Uruguay	100%

(1)	Includes direct and indirect ownership
(2)	We have joint control of Canteras Natal Crespo S.A., a land reserve for a future development, with Euromayor S.A.
(3)      We have joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões.

We have a significant interest in Banco Hipotecario, an Argentine company organized under Argentine Law engaged in banking activity. As of June 30, 2012, we owned directly and indirectly 29.77% (without considering treasury shares) of Banco Hipotecario. Also, as of June 30, 2012, the voting power held by us directly and indirectly in Banco Hipotecario was 46.46%.

D. Property, Plant and Equipment

Property

As of June 30, 2012, most of our property (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector and shopping centers) was located in Argentina. We lease our headquarters, located at Bolívar 108, C1066AAD Buenos Aires, Argentina, pursuant to a lease agreement that expires on February 28, 2014. We do not currently lease any material properties other than our headquarters.

The following table sets forth certain information about our properties as of June 30, 2012:

Property (8)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps./000(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity	Rate	Use	Occupancy rate (9)
Intercontinental Plaza	11/18/1997	22,535	City of Buenos Aires	75,257	-	-	-	-	-	Office Rental	100.0%
Bouchard 710	06/01/2005	15,014	City of Buenos Aires	63,311	-	-	-	-	-	Office Rental	100.0%
Bouchard 551	03/15/2007	23,378	City of Buenos Aires	145,914	-	-	-	-	-	Office Rental	100.0%
Libertador 498	12/20/1995	2,477	City of Buenos Aires	9,618	-	-	-	-	-	Office Rental	100.0%
Maipú 1300	09/28/1995	10,280	City of Buenos Aires	35,521	-	-	-	-	-	Office Rental	98.9%
Madero 1020	12/21/1995	-	City of Buenos Aires	176	-	-	-	-	-	Office Rental	-
Suipacha 652	11/22/1991	11,453	City of Buenos Aires	10,032	Mortgage(5)	-	-	-	-	Office Rental	90.0%
Costeros Dique IV	08/29/2001	5,734	City of Buenos Aires	2,690	-	-	-	-	-	Office Rental	100.0%
Edificio República	04/28/2008	19,884	City of Buenos Aires	210,852	Mortgage	0.91	abr-13	0.91	Annual Rate 12%	Office Rental	90.0%
Predio San Martin	05/31/2011	-	Province of Buenos Aires	69,791	Mortgage	69.72	may-14	35.07	Annual Rate 7.5%	Other Rentals	100.0%
Dique IV, Juana Manso 295	12/02/1997	11,298	City of Buenos Aires	59,966	-	-	-	-	-	Office Rental	91.7%
Avda. de Mayo 595	08/19/1992	1,958	City of Buenos Aires	4,021	-	-	-	-	-	Office Rental	100.0%
Rivadavia 2768	09/19/1991	274	City of Buenos Aires	165	-	-	-	-	-	Office Rental	0.0%
Sarmiento 517	01/12/1994	-	City of Buenos Aires	-	-	-	-	-	-	Office Rental	0.0%
Constitución 1111	06/16/1994	312	City of Buenos Aires	811	-	-	-	-	-	Commercial Rental	0.0%
Torre Bank Boston	08/27/2007	14,873	City of Buenos Aires	149,800	-	-	-	-	-	Office Rental	96.4%
Museo Renault	12/06/2007	-	City of Buenos Aires	-	-	-	-	-	-	Commercial Rental	-
Santa María del Plata	07/10/1997	60,1	City of Buenos Aires	12,521	-	-	-	-	-	Other Rentals	100.0%
Thames	11/01/1997	-	Province of Buenos Aires	-	-	-	-	-	-	Other Rentals	0.0%
Constitución 1159	01/16/1994	2,072	City of Buenos Aires	6,948	-	-	-	-	-	Other Rentals	100.0%
Plot of Land Catalinas Norte	12/17/2009	N/A	City of Buenos Aires	109,145	-	-	-	-	-	Other Rentals	N/A
Dot Building (3)	11/28/2006	11,242	City of Buenos Aires	103,979	-	-	-	-	-	Office Rental	100.0%
Other Properties (6)	N/A	N/A	City of Buenos Aires	2,356	-	-	-	-	-	Other Rentals	N/A
Alto Palermo Shopping (3)	11/23/1997	18,701	City of Buenos Aires	253,763	-	-	-	-	-	Shopping Center	98.3%
Abasto Shopping (3)	07/17/1994	37,711	City of Buenos Aires	314,874	-	-	-	-	-	Shopping Center	99.1%
Alto Avellaneda (3)	11/23/1997	36,943	Province of Buenos Aires	155,606	-	-	-	-	-	Shopping Center	96.1%
Paseo Alcorta (3)	06/06/1997	14,107	City of Buenos Aires	131,525	-	-	-	-	-	Shopping Center	100.0%
Patio Bullrich (3)	10/01/1998	11,684	City of Buenos Aires	132,034	-	-	-	-	-	Shopping Center	100.0%
Alto Noa (3)	03/29/1995	19,038	City of Salta	38,788	-	-	-	-	-	Shopping Center	98.9%
Buenos Aires Design (3)	11/18/1997	13,769	City of Buenos Aires	15,925	-	-	-	-	-	Shopping Center	100.0%
Alto Rosario Shopping (3)	11/09/2004	27691	City of Rosario	135,352	-	-	-	-	-	Shopping Center	97.6%
Mendoza Plaza Shopping (3)	12/02/2004	42,237	City of Mendoza	123,828	-	-	-	-	-	Shopping Center	96.4%
Córdoba Shopping – Villa Cabrera (3)	12/31/2006	15,191	City of Cordoba	76,153	-	-	-	-	-	Shopping Center	99.6%
Dot Baires Shopping (3)	12/01/2006	49,527	City of Buenos Aires	479,587	-	-	-	-	-	Shopping Center	99.4%
Soleil Factory (3)	07/01/2010	14,712	Province of Buenos Aires	74,474	-	-	-	-	-	Shopping Center	100.0%
Neuquén Project (3)	07/06/1999	N/A	Province of Neuquen	22,539	-	-	-	-	-	Shopping Center (in construction)	N/A
Arcos del Gourmet (10)	11/01/2009	N/A	City of Buenos Aires	18,379	-	-	-	-	-	Shopping Center	N/A
La Ribera Shopping	08/15/2011	7,710	Santa Fé	18,814	-	-	-	-	-	Shopping Center	99%
Abril/Baldovinos	01/03/1995	5,137	Province of Buenos Aires	1,860	-	-	-	-	-	Residential Communities	N/A
El Encuentro	11/18/1997	26,373	Province of Buenos Aires	2,922	-	-	-	-	-	Residential Communities	N/A
Puerto Retiro	05/18/1997	82,051	City of Buenos Aires	54,270	-	-	-	-	-	Land Reserve	N/A
Terreno Baicom	12/23/2009	6,905	City of Buenos Aires	4,459						Land Reserve	N/A
Santa María del Plata	07/10/1997	715,951	Province of Buenos Aires	159,243	-	-	-	-	-	Land Reserve	N/A
Terreno Rosario (3)	04/30/1999	31,000	City of Rosario	-	-	-	-	-	-	Land Reserve	N/A
Canteras Natal Crespo	07/27/2005	4,300,000	Province of Cordoba	5,971	-	-	-	-	-	Land Reserve	N/A
Patio Olmos (3)	09/25/2007	5,147	City of Cordoba	33,475	-	-	-	-	-	Land Reserve	N/A
Others Reserves of Land (4)	N/A	15,242,861	City and Province of Bs. As, Province of San Luis, Province of Santa Fé and Uruguay	145,261	-	-	-	-	-	Land Reserve	N/A
Lujan	05/31/02	1,160,000	Province of Bs. As.	40,102	-	-	-	-	-	Land Reserve	N/A
Residential apartments, communities and others (7)	N/A	N/A	City and Province of Bs. As. And City of Rosario	312,708	-	-	-	-	-	Residential apartments and others	N/A
Hotel Llao Llao	06/01/1997	24,000	Ciudad de Bariloche	70,430	-	-	-	-	-	Hotel	57.7%
Hotel Intercontinental	11/01/1997	37,600	City of Buenos Aires	52,476	-	-	-	-	-	Hotel	77.9%
Hotel Libertador	03/01/1998	17,463	City of Buenos Aires	37,795	Escrow (11)	15.2	mar-11	15.2		Hotel	92.8%
Bariloche Plot of Land	01/12/2006	N/A	Province of Rio Negro	21,900						Hotel	N/A

(1)	Total leasable area for each property. Excludes common areas and parking spaces.
(2)	Cost of acquisition or development (adjusted as discussed in Note 2.c. to the consolidated audited financial statements), plus improvements, less accumulated depreciation, less allowances.
(3)	Through Alto Palermo.
(4)
Includes the following land reserves: Pilar and Torre Jardín IV plot of land, Pontevedra plot; Isla Sirgadero; Mariano Acosta, Intercontinental Plaza II, San Luis and Merlo (through IRSA), Zetol and Vista al Muelle (through Liveck) and Caballito plot of land, the air space Coto project, Zelaya 3102 and Conil (through Alto Palermo).

(5)
As security for compliance with the construction of the future building to be constructed in a plot of land in Vicente Lopez, Province or Buenos Aires and transfer of the future units, the company’s property located at Suipacha 652 was mortgaged.

(6)	Includes the following properties: Casona Abril and Alto Palermo Park.
(7)
Includes the following properties: Torres Jardín, Edificios Cruceros (fully sold), San Martín de Tours, Rivadavia 2768, rights for residential units to be received Terreno Caballito (TGLT), Horizons, Torres Rosario and Caballito nuevo.

(8)	All assets are owned by us or through any our subsidiary.
(9)	Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.
(10)
In December 2011, APSA started the development of the project "Arcos"in Palermo, City of Buenos Aires. On September 6, 2011, Arcos del Gourmet SA,  signed a Retrofitting Concession with the Administración de Infraestructuras Ferroviarias (the Railway Infrastructure Administration or “ADIF”), which transferred the patrimony of the railway in the jurisdiction of the Organismo Nacional de Administración de Bienes, under which it was decided to extend the term of the grant until December 31, 2030, automatically renewable for three years and four months after that date if the commitments are satisfactorily performed. This new contract provides a new extension for an additional three years if AGSA determines it is necessary. It also established a maximum period of 24 months (counted from the day of signing the contract) to carry out the works and opening of the shopping center. The aforementioned contract established a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025, and Ps. 0.25 million (plus VAT) from January 1, 2026. Additionally, to secure the fulfillment of the agreement, we committed to hire a surety bond for Ps. 4.46 million, to make a cash deposit of Ps. 0.4 million and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. This agreement replaces the one subscribed with ONABE.

(11)	As collateral for the new debt Hoteles Argentinos S.A. (HASA) contracted with Standard Bank Argentina, we entered into a put option.

Insurance

We carry insurance policies with insurance companies that we consider to be financially sound. We purchase multiple peril insurance for the shopping centers covering fire and negligence liability, electrical or water damages, theft and business interruption. We have submitted a limited number of claim reports under the shopping center insurance, including a claim for a reported loss caused by fire in Alto Avellaneda Shopping on March 5, 2006, as of this date, we have been able to recover substantially all such claims from the insurance companies.

In our Development and Sale of Properties segment, we only maintain insurance when we retain ownership of the land under development or when we develop the property ourselves. Our liability and fire insurance policies cover potential risks such as property damage, business interruption, fire, falls, collapse, lightning and gas explosion. Such insurance policies contain specifications, limits and deductibles which we believe are customary. We maintain insurance policies for our properties after the end of construction only if we retain ownership, primarily in the Offices and Other Properties segments.

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

A. Operating Results

Evolution of our Business Segments

Shopping Centers

The profitability of our shopping center business is highly sensitive to consumer spending, overall GDP growth in Argentina and availability of financing. The contraction in consumer spending and the greater reliance on informal and low quality products that characterized the Argentine economy during the crisis has been significantly lessened along with an increase in GDP growth. This economic reactivation has increased the revenues of Alto Palermo, our subsidiary engaged in shopping center ownership and operation. During the fiscal years ended June 30, 2010, 2011 and 2012, our shopping centers revenues were Ps. 518.4 million, Ps. 674.8 million and Ps. 871.7 million, respectively.

Development and Sale of Properties

Demand for new residential units is influenced by a number of factors, including employment rates, short-term and long-term interest rates, availability of government-sponsored and private mortgage financing programs and products, consumer confidence, governmental policies, demographic factors and, to a lesser extent, changes in property taxes, energy costs and federal income tax rates. In addition, the feasibility of developing and marketing new residential units depends on a number of factors such as the inventory of existing units, zoning restrictions, government policies, cost and availability of land, construction and sales costs and the availability of financing on reasonable terms, among other factors. At the time of the Argentine crisis in 2001 and 2002, residential sales came to a virtual standstill and real estate prices fell sharply. During the last five years, the market has begun to recover gradually. This continuing market stabilization accounts for much of the revenue increase in our Development and Sale of Properties segment. During the fiscal years ended June 30, 2010, 2011 and 2012, our Development and Sale of Properties segment had revenues of Ps. 225.6 million, Ps. 341.1 million and Ps. 328.4 million, respectively.

Office and Other Non-Shopping Center Rental Properties

The profitability of Office and Other Non-Shopping Center Rental Properties segment is similarly affected by the macroeconomic factors described above. Favorable market conditions are also closely related to levels of vacancy and to the price at which we can lease our premises which in turn affect our revenues in this segment. During the 2001 Argentine economic crisis and its aftermath, few development projects were built in Argentina. However, demand for office space and rental properties has increased substantially during the last five years, significantly raising prices. During the fiscal years ended June 30, 2010, 2011 and 2012, our Office and Other Non-Shopping Center Rental Properties segment had revenues of Ps. 154.2 million, Ps. 164.6 million and Ps. 192.3 million, respectively.

Hotels

The revenues from our hotel business are also highly sensitive to market conditions. For example, the devaluation of the Peso following the repeal of the Convertibility Law made Argentina less expensive, and therefore a more attractive, tourist destination, significantly increasing the influx of foreign tourists. The appreciation of foreign currency also rendered domestic travel destinations more appealing to the Argentines, many of whom replaced foreign travel with local travel. During fiscal years ended June 30, 2010, 2011 and 2012, our Hotels segment had revenues of Ps. 159.9 million, Ps. 192.9 million and Ps. 170.0 million, respectively.

Financial Operations and Others

As of June 30, 2012 we owned approximately 29.77% of Banco Hipotecario’s capital stock, Argentina’s leading mortgage lender and provider of mortgage-related insurance and mortgage loan services. Banco Hipotecario restructured its financial debt in 2004 and has recorded attractive results from its operations since then. For the fiscal years ended June 30, 2010, 2011 and 2012, our investment in Banco Hipotecario generated a gain of Ps. 151.6 million, Ps. 76.7 million and Ps. 105.2 million, respectively.

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

Rental properties (including shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.c. to the Consolidated Financial Statements), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or loss is recognized.  We capitalize financial costs (interest and foreign exchange differences) on long-term construction projects. Capitalized financial costs amounted to Ps.,5.3 million Ps. 1.7 million and Ps. 1.5 million for the years ended June 30, 2010, 2011 and 2012, respectively, mainly in connection with the construction of Shopping Neuquén, Dot Baires Shopping, Shopping Alto Rosario and Arcos del Gourmet.

During the years ended June 30, 2002, 2003 and 2005 we recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item "Gain from operations and holdings of real estate assets, net" in the Consolidated Statements of Income. The balance of allowance for impairment of fixed assets amounts to Ps. 3.5 million , Ps. 2.5 million and Ps. 1.8 million for the years ended June 30, 2010, 2011 and 2012, respectively.

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

We believe that this accounting policy is a “critical accounting policy” because if the future conditions were materially different from the assumptions used to make the assessments, it might cause a material effect on our consolidated financial statements. See note 3 to our audited financial statements included elsewhere in this annual report.

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

We believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because:

•	it is highly susceptible to change from period to period because it requires company management and/or independent appraises to make assumptions such as, future sales and cost of sale, future vacancy rates and future prices, which requires significant adjustments because actual prices and vacancy rates have fluctutated in the past and are expected to continue to do so; and

·	the impact that recognizing an impairment would have on assets reported on our balance sheet as well as on the results of our operations could be material.

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

The carrying amount does not exceed their respective estimated recoverable value at the end of this year.

Principal differences between the Argentine GAAP and the U.S. GAAP

•	the impact of certain U.S. GAAP adjustments on equity investees and joint ventures;

•	the accounting for marketable securities and for investments in Hersha and TGLT;

•	the application of different useful lives for depreciation purposes;

•	the deferral of certain pre-operating and organization expenses under Argentine GAAP which are expensed as incurred under U.S. GAAP;

•	the accounting for a mortgage payable with no stated interest rate;

•	the accounting for securitization programs;

•	differences in basis relating to purchase accounting;

•	the present-value accounting;

•	the restoration of previously recognized impairment losses accounting;

•	the accounting for convertible notes;

•	purchase accounting;

•	disposal of businesses;

•	allowance for loan losses of credit card portfolio of Metroshop;

•	the accounting for valuation of inventories;

•	the accounting for real estate barter transactions;

•	the revenue recognition of deferred brokerage commissions over the term of the respective leases;

•	the escalation of revenue from rental under straight-line method or over the term of the leases;

•	the deferral of certain revenues from life and disability insurance and origination fees;

•	the amortization of fees related to the Senior Notes;

•	the derecognition of the put option for the sale of shares of Metropolitan;

•	the effect of the reversal of capitalized exchange differences;

•	Accounting for preferred shares and warrants of Supertel;

•	Adquisition of non controlling interest;

•	the effects on deferred income tax of the foregoing taxes of the above-mentioned reconciling items, as appropriate; and

•	the effect on minority interest of the above-mentioned reconciling items, as appropriate.

In addition, certain other disclosures required under U.S. GAAP have been included in the U.S. GAAP reconciliation. See Note 26 to our audited consolidated financial statements included elsewhere in this annual report.

Net income under Argentine GAAP for the years ended June 30, 2010, 2011 and 2012 was approximately a gain of Ps. 355.9 million, Ps. 294.8 million and Ps. 280.1 million, respectively, compared to approximately a gain of Ps.  382.9 million, Ps. 400.2 million and Ps. 122.6 million, respectively, under U.S. GAAP. Shareholders’ equity under Argentine GAAP as of June 30, 2011 and 2012, was Ps. 2,313.7 million and Ps 2,335.3 million, respectively, compared to Ps 2,179.7 million and Ps. 2,024.9 million, respectively, under U.S. GAAP.

Overview

We are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

•	the acquisition, development and operation of shopping centers, including consumer finance activities;

•	the development and sale of residential properties;

•	the acquisition and development of office and other non-shopping center properties primarily for rental purposes;

•	the acquisition and operation of luxury hotels;

•	the acquisition of undeveloped land reserves for future development and sale; and

•	selected real estate investments outside Argentina.

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

In May 2003, Argentina’s political environment was reorganized when Néstor Kirchner took office as president. Argentina moved towards normalizing its relationship with the IMF, withdrew all the national and provincial governments’ quasi-money securities from circulation and eliminated all deposit restrictions. The trade balance experienced a sustained surplus, aided by the rise in commodity prices and export volumes. Social indicators also improved. During 2004 and 2005, the Argentine economy continued to grow. In June 2005, the Argentine government completed a restructuring of a substantial portion of the federal government’s public debt, which had been in default since December 2001. Argentina reduced the outstanding principal amount of its public debt from US$ 191.3 billion to US$ 126.6 billion and negotiated lower interest rates and extended payment terms.

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

In 2009 and 2010, inflation measured by IPIM was 7.06% and 14.57%, respectively, and, the Peso depreciated against the U.S. Dollar by 9.5% and 4.5%, respectively. In 2009 and 2010, GDP increased by 2.61% and 9.2%, respectively.

For the fiscal year 2011and 2012, the EMAE, which is used to predict the GDP was 9.7% and 0.89%, respectively. With respect to inflation, the INDEC’s measurements indicate that accumulated inflation for the fiscal year 2011 was approximately 9.67% and for the fiscal year 2012 was approximately 9.90%.

The table below shows Argentina’s GDP growth, inflation, dollar exchange rates and the appreciation (devaluation) of the Peso against the U.S. Dollar for the indicated periods.

	Fiscal year ended June 30,
	2010		2011		2012
Real GDP growth		3.0%		9.14%		0.00%
Inflation (IPIM)(1)		15.2%		12.5%		12.8%
Inflation (CPI)(2)		11.0%		9.67%		9.90%
Appreciation (depreciation) of the Peso against the U.S. Dollar		(3.4%)		(4.33%)		(10.2%)
Exhange rate per US$ 1.00 as of the end of the year(3)	Ps.	3.9110	Ps.	4.0900	Ps.	4,5070
Average exchange rate per US$1.00(4)	Ps.	3.8255	Ps.	3.9805	Ps.	4.3016

(1)	IPIM is the wholesale price index as measured by the Argentine Ministry of Economy and Production

(2)	CPI is the consumer price index as measured by the Argentine Ministry of Economy and Production.

(3)	Represents average of the selling and buying exchange rate.

(4)	Represents average month-end closing exchange rates.

Sources:	INDEC, Argentine Ministry of Economy and Production, Banco de la Nación Argentina.

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

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period, inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002, published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008	9.3%	13.8%
2009	5.3%	5.4%
2010	11.0%	15.2%
2011	9.7%	12.5%
2012	9.9%	12.8%

An increase in inflationary risk may erode our present macroeconomic stability, causing a negative impact on our operations. The IPIM increased by 12. 8% in of the Fiscal Year 2012, and the Consumer Price Index increased 9.90% in the same period.

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

Factors Affecting Comparability of our Results

Recent Sale of 80% of our Consumer Financing Business

In recent years, we have operated an important consumer financing business through our subsidiary Metroshop and our affiliate Tarshop. For the fiscal years ended June 30, 2008, 2009 and 2010, this consumer financing business represented 45.5%, 36.9% and 33.8%, of APSA’s revenues, respectively. In December 2009, we entered into an agreement for the sale of 80% of Tarshop’s stock to Banco Hipotecario, our equity investee, for US$26.8 million. On August 30, 2010, the Central Bank notified Banco Hipotecario of the approval of the transaction, and the transaction was closed on September 13, 2010. Immediately after the sale, our interest in Tarshop was reduced to 20% of its capital stock. Because we sold 80% of Tarshop in September 2010, our results for fiscal year 2011 and subsequent years will not be comparable to our results in past fiscal years. See “Summary—Unaudited Pro Forma Financial Information.”

Business Segment Reporting

We have determined that our reportable segments are those based on our method of internal reporting. Accordingly, we have six reportable segments. These segments are: “Development and sale of properties”, “Office and other non-shopping center rental properties”, “Shopping centers”, “Hotels”, “Consumer financing”, and “Financial transactions and other.”

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

Consumer Financing. This segment includes the results from the consumer financing business, credit cards and securitization of receivables by Tarshop S.A. and Apsamedia S.A..

Financial operations and others. This segment primarily includes any gain/(loss) relating to and/or arising from securities-related transactions and other businesses. This segment also includes the results from related companies associated with the banking business.

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

Administrative expenses directly attributable to the Shopping centers, Consumer financing and Hotels segments are allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the Development and sale of properties segment and the Office and Other Non-Shopping Center Rental Properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 47.2% and 52.8% of administrative expenses (excluding expenses directly attributable to the Shopping centers, Consumer financing and Hotels segments) are allocated to the Development and sale of properties segment and to the Office and Other Non-Shopping Center Rental Properties segment, respectively.

Allocation of net gain from recognition of inventories at net realizable value

These results are allocated to the Development and Sale of properties segment.

Allocation of net gain from retained interest in securitized receivables (Consumer financing)

These results are allocated to the Consumer financing segment.

Allocation of net gain from real estate transactions and holdings

These results are allocated directly to the segment that generates them.

Allocation of financial results, net to business segments

Includes interest income, foreign exchange gain (loss) from assets, other holding results, interest expenses, foreign exchange gain (loss) from liabilities and other financial expenses, allocated to each segment, as described below.

Each one of the following segments: Shopping centers, Consumer financing and Hotels manages its financial transactions individually. The gains/losses on said transactions are directly allocated to these segments. The financial gains or losses unrelated to these business units are shown in the Financial operations and other segment as they are not specifically generated by any other segment separately, except Interest income and Interest expenses, which are prorated among all the segments in proportion to the corresponding assets to each segment.

Allocation of Gain/(Losses) on equity investees, Other income and expenses, Minority interest and Income tax to business segments

Allocation of Gain(Losses) on equity investees

These results are directly allocated to the segment that generates them.

Allocation of other income and expenses

The Shopping centers, Consumer Financing and Hotels segments each manage their expenses individually. The results generated by such operations are directly allocated to these segments. The remaining expenses are shown in the Financial operations and other segment since they are not specifically generated by any other separate segment.

Allocation of Income tax and minimum presumed income tax

Income tax and the respective minimum presumed income tax are allocated to the segment that generates them.

Allocation of minority interest

Minority interests are allocated to the respective segments that generate them.

Business Segment Reporting

The following tables show certain operating data by business segment:

As of and for year ended June 30, 2012	Development and sale of properties	Office and other non-shopping center rental properties (1)	Shopping centers	Hotels	Consumer Financing	Financial operations and others	Total
	(in thousands of Ps)
Consolidated Income Statement Data
Revenues	328,404	192,267	871,732	170,012	4,836	-	1,567,251
Costs	(217,774)	(33,332)	(180,638)	(116,983)	(1,604)	-	(550,331)
Gross profit	110,630	158,935	691,094	53,029	3,232	-	1,016,920
Selling expenses	(22,528)	(10,337)	(52,776)	(22,577)	(296)	-	(108,514)
Administrative expenses	(39,732)	(44,098)	(88,456)	(44,853)	(267)	-	(217,406)
Gain from recognition of inventories at net realizable value	42,817	-	-	-	-	-	42,817
Gain from operation and holding of real estate assets, net	12	561	-	-	-	-	573
Operating income	91,199	105,061	549,862	(14,401)	2,669	-	734,390
Amortization of negative goodwill, net	981	(2,063)	19,227	-	-	-	18,145
Financial results, net	(22,374)	(51,031)	(149,806)	(10,303)	(1,575)	(207,902)	(442,991)
Gain(losses) on equity investees	2,095	(15,332)	(151)	13,577	10,364	106,213	116,766
Other income and expenses, net	-	-	(16,918)	172	1,508	(14,589)	(29,827)
Income (loss) before taxes and minority interest	71,901	36,635	402,214	(10,955)	12,966	(116,278)	396,483
Income tax and minimum presumed income tax	(25,165)	(12,822)	(160,954)	(6,816)	211	102,863	(102,683)
Minority interest	178	-	(27,410)	13,513	-	-	(13,719)
Net Income / (loss) for the year	46,914	23,813	213,850	(4,258)	13,177	(13,415)	280,081

Gross margin (2)	0.34	0.83	0.79	0.31	0.67	-	0.65
Operating margin (3)	0.28	0.55	0.63	(0.08)	0.55	-	0.47
Net margin (4)	0.14	0.12	0.25	(0.03)	2.72	-	0.18

Depreciation and amortization (5)	82	25,488	138,583	13,284	17	-	177,454

Consolidated Balance Sheet Data
Operating assets	706,223	1,321,294	2,470,062	659,236	15,875	1,032,623	6,205,313
Non-operating assets	41,639	41,847	(183,517)	68,013	46,631	380,639	395,252
Total assets	747,862	1,363,141	2,286,545	727,249	62,506	1,413,262	6,600,565
Operating liabilities	22,596	103,298	511,045	41,009	7,525	-	685,473
Non-operating liabilities	538,124	496,670	1,760,141	273,628	71	148,250	3,216,884
Total liabilities	560,720	599,968	2,271,186	314,637	7,596	148,250	3,902,357

(1) Includes offices, retail stores and residential units.
(2) Gross profit divided by revenues.
(3) Operating income divided by revenues.
(4) Net Income/(Loss) for the year divided by revenues.
(5) Included in Operating income.

As of and for year ended June 30, 2011	Development and sale of properties	Office and other non-shopping center rental properties (1)	Shopping centers	Hotels	Consumer Financing	Financial operations and others	Total
	(in thousands of Ps.)
Consolidated Income Statement Data
Revenues	341,074	164,618	674,779	192,883	68,576	-	1,441,930
Costs	(244,764)	(32,559)	(181,473)	(119,471)	(22,488)	-	(600,755)
Gross profit	96,310	132,059	493,306	73,412	46,088	-	841,175
Selling expenses	(15,396)	(5,283)	(40,229)	(20,923)	(24,873)	-	(106,704)
Administrative expenses	(41,425)	(43,734)	(67,935)	(40,318)	(6,947)	-	(200,359)
Gain from recognition of inventories at net realizable value	45,442	-	-	-	-	-	45,442
Net income from retained interest in securitized receivables	-	-	-	-	4,707	-	4,707
Gain from operations and holding of real estate assets, net	128	1,012	-	-	-	-	1,140
Operating income	85,059	84,054	385,142	12,171	18,975	-	585,401
Amortization of negative goodwill, net	981	725	15,621	-	100	-	17,427
Financial results, net	(16,714)	(38,369)	(121,991)	(11,326)	(26,820)	(67,026)	(282,246)
Gain on equity investeees	443	-	41	9,682	9,298	118,956	138,420
Other income and expenses, net	(1,621)	-	(2,745)	1,040	9,245	(20,528)	(14,609)
Gain before tax and minority interest	68,148	46,410	276,068	11,567	10,798	31,402	444,393
Income tax and minimum presumed income tax	(21,413)	(15,763)	(81,129)	(7,257)	4,702	29,657	(91,203)
Minority interest	768	-	(39,975)	(19,200)	-	2	(58,405)
Net Income (loss), for the year	47,503	30,647	154,964	(14,890)	15,500	61,061	294,785

Gross margin (2)	0.28	0.80	0.73	0.38	0.67	-	0.58
Operating margin (3)	0.25	0.51	0.57	0.06	0.28	-	0.41
Net margin (4)	0.14	0.19	0.23	(0.08)	0.23	-	0.20

Depreciation and amortization (5)	200	24,155	132,027	14,269	902	-	171,553

Consolidated Balance Sheet Data
Operating assets	671,738	1,367,767	2,413,943	479,881	26,198	1,007,869	5,967,396
Non-operating assets	40,754	44,846	(179,505)	29,251	22,510	378,353	336,209
Total assets	712,492	1,412,613	2,234,438	509,132	48,708	1,386,222	6,303,605
Operating liabilities	24,491	137,990	402,523	39,030	31,112	-	635,146
Non-operating liabilities	484,542	439,717	1,683,938	212,778	-	228,865	3,049,840
Total liabilities	509,033	577,707	2,086,461	251,808	31,112	228,865	3,684,986

(1) Includes offices, retail stores and residential units.
(2) Gross profit divided by Sales, leases and services.
(3) Operating income divided by Sales, leases and services.
(4) Net Income/(Loss) for the year divided by Sales, leases and services.
(5) Included in Operating income.

As of and for year ended June 30, 2010	Development and sale of properties	Office and other non-shopping center rental properties (1)	Shopping centers	Hotels	Consumer Financing	Financial operations and others	Total
	(in thousands of Ps.)
Consolidated Income Statement Data
Revenues	225,567	154,164	518,355	159,894	265,346	-	1,323,326
Costs	(83,145)	(30,868)	(158,915)	(102,897)	(99,470)	-	(475,295)
Gross profit	142,422	123,296	359,440	56,997	165,876	-	848,031
Selling expenses	(2,388)	(4,452)	(37,134)	(16,509)	(124,918)	-	(185,401)
Administrative expenses	(35,079)	(45,679)	(54,335)	(35,074)	(25,124)	-	(195,291)
Gain from recognition of inventories at net realizable value	33,831	-	-	-	-	-	33,831
Net income from retained interest in securitized receivables	-	-	-	-	37,470	-	37,470
Gain from operations and holding of real estate assets, net	730	361	-	-	-	-	1,091
Operating income	139,516	73,526	267,971	5,414	53,304	-	539,731
Amortization of negative goodwill, net	844	863	561	-	(627)	-	1,641
Financial results, net	(8,868)	(18,487)	(87,564)	(15,697)	(18,921)	(15,559)	(165,096)
Gain on equity investeees	1,907	-	40	5,990	-	152,479	160,416
Other income and expenses, net	-	-	(1,321)	2,604	(1,984)	(9,610)	(10,311)
Gain before tax and minority interest	133,399	55,902	179,687	(1,689)	31,772	127,310	526,381
Income tax and minimum presumed income tax	(40,409)	(13,412)	(56,524)	1,334	(8,694)	(8,166)	(125,871)
Minority interest	140	-	(49,176)	4,622	(158)	-	(44,572)
Net income for the year	93,130	42,490	73,987	4,267	22,920	119,144	355,938

Gross margin (2)	0.63	0.80	0.69	0.36	0.63	-	0.64
Operating margin (3)	0.98	0.60	0.75	0.09	0.32	-	0.64
Net margin (4)	0.41	0.28	0.14	0.03	0.09	-	0.27

Depreciation and amortization (5)	343	24,535	111,736	16,138	7,994	-	160,746

Consolidated Balance Sheet Data
Operating assets	582,204	991,750	1,780,777	210,675	277,486	204,553	4,047,445
Non-operating assets	75,444	97,002	148,225	30,179	49,785	1,172,649	1,573,284
Total assets	657,648	1,088,752	1,929,002	240,854	327,271	1,377,202	5,620,729
Operating liabilities	36,863	173,187	355,185	38,451	174,254	-	777,940
Non-operating liabilities	333,635	304,472	928,536	192,907	122,714	187,714	2,069,978
Total liabilities	370,498	477,659	1,283,721	231,358	296,968	187,714	2,847,918

(1) Includes offices, retail stores and residential units.
(2) Gross profit divided by Sales, leases and services
(3) Operating income divided by Sales, leases and services
(4) Income for the year divided by Sales, leases and services
(5) Included in Operating income

Results of our Operations for the Fiscal Years ended June 30, 2012 and 2011

Revenues

Revenues grew by 8.7%, from Ps. 1,441.9 million for fiscal year 2011 to Ps. 1,567.3 million in the fiscal year 2012 due to the increases in revenues posted by our Shopping Centers, Office and other non-shopping center rental properties segments, except for the Consumer financing, Hotel operations and Development and sale of properties segments that will be further discussed below.

Development and sale of properties

This segments’ revenues often exhibit major variations between periods by reason of (i) the non-recurrent nature of real estate purchase and sale transactions and the price obtained from them, (ii) the quantity of construction works in progress and (iii) the date of completion of these construction works projects. The revenues of our Development and sale of properties segment decreased by 3.7% from Ps. 341.1 million for fiscal year 2011 to Ps. 328.4 million for fiscal year 2012.

The revenues of our Development and sale of properties segment for fiscal year 2011 included, mainly:

•	Ps. 92.4 million as income from the sale of completed units of Horizons;

•	Ps. 91.8 million as income from the sale and barter of Caballito lots;

•	Ps. 75.4 million as income from the sale and barter of Terreno Beruti;

•	Ps. 22.9 million as income from the sale of parcels of Rosario’s lots; and

•	Ps. 20.7 million as income from the sale of lots of "El Encuentro".

The revenues of our Development and sale of properties segment for fiscal year 2012 included, mainly:

•	Ps. 124.2 million as income from the sale of completed units of Horizons;
•	Ps. 69.0 million as income from the sale of offices known as "Costeros Dique IV";
•	Ps. 20.0 million as income from the sale of the Thames property;
•	Ps. 10.6 million as income from the sale of home units in the Libertador 498 building;
•	Ps. 47.9 million as income from the sale and barter of the property known as “Museo Renault”; and
•	Ps. 27.3 million as income from the sale of parcels of Rosario’s lots.

Office and other non-shopping center rental properties

The revenues from our segment Office and other non-shopping center rental properties increased by 16.8%, from Ps. 164.6 million for fiscal year 2011 to Ps. 192.3 million for fiscal year 2012. This increase in the volume of business in the office segment is mainly due to full occupation of the new “Dot Building”, the occupation rate of which was already 100% as of June 30, 2012. Some floors in "La Nación" building which had been vacant as of the end of fiscal year 2011 were also occupied during fiscal year 2012.

The portfolio occupation rate was 98%, six percentage points above the occupation rate posted as of the end of fiscal year 2011. The rent for the entire portfolio remained at about US$ 27 per leased square meters.

Shopping centers

The revenues from our Shopping centers segment grew 29.2%, from Ps. 674.8 million for fiscal year 2011 to Ps. 871.7 million for fiscal year 2012. Such variation was mainly generated by a Ps. 154.2 million increase in revenues from fixed and variable leases, explained in turn by: (i) a 28.3% increase in our lessees’ total sales, which rose from Ps. 7,766.3 million during the fiscal year ended on June 30, 2011 to Ps. 9,966 million in the fiscal year ended on June 30, 2012 and (ii) an increase in the average price per square meter.

Hotels

The revenues from our Hotels segment decreased by 11.9% from Ps. 192.9 million for fiscal year 2011 to Ps. 170.0 million for fiscal year 2012, mainly owing to the fact that our Llao Llao Hotel suffered the consequences of the eruption of the Chilean volcano which prevented tourists from visiting the City of Bariloche for as long as the airport was closed. In fiscal year 2012, the hotel occupation rate has begun to recover and reached about 21.5%, and the prices were also adjusted downwards in order to attract tourists in spite of the climate conditions caused by the volcano. On the other hand, our hotels in Buenos Aires have offset in part the decrease in the business volume of Llao Llao Hotel, reaching occupation rates of 80% and charging higher prices.

Consumer Financing

The revenues from our Consumer Financing segment declined by 92.9%, from Ps. 68.6 million for fiscal year 2011 to Ps. 4.8 million for fiscal year 2012 as a result of the sale of Tarshop’s 80% interest (deconsolidation of its income as of September 1, 2010).

Costs

The costs decreased by 8.4%, from Ps. 600.8 million for fiscal year 2011 to Ps. 550.3 million for fiscal year 2012, by reason of cost decreases in our Development and sale of properties, Shopping centers, Hotels and Consumer financing segments, partially offset by an increase in costs of our Office and other non-shopping center rental properties segment. Our consolidated costs, as a percentage of our consolidated income, decreased from 41.7%, for fiscal year 2011 to 35.1%, for fiscal year 2012.

Development and sale of properties

This segments’ costs often exhibit major variations between periods by reason of (i) the non-recurrent nature of real estate purchase and sale transactions and the price obtained from them, (ii) the quantity of construction works in progress and (iii) the date of completion of these construction works projects. The costs associated to our Development and sale of properties segment decreased by 11.0%, from Ps. 244.8 million for fiscal year 2011 to Ps. 217.8 million for fiscal year 2012.

The costs incurred by our Development and sale of properties segment for fiscal year 2011 primarily included:

•	Ps. 88.9 million as costs related to the sale of completed units of Horizons;
•	Ps. 57.3 million as costs related to the sale and barter of Caballito lots;
•	Ps. 53.8 million as costs related to the sale and barter of Terreno Beruti.

The costs incurred by our Development and sale of properties segment for fiscal year 2012 primarily included:

•	Ps. 120.2 million as costs related to the sale of completed units of Horizons;
•	Ps. 26.5 million as costs related to the sale of Rosario lots;
•	Ps. 24.0 million as costs related to the sale of the property known as Museo Renault; and
•	Ps. 15.3 million as costs related to the sale of offices known as "Costeros Dique IV".

The costs associated to our Development and sale of properties segment as a percentage of this segments’ revenues decreased from 71.8% for fiscal year 2011 to 66.3% for fiscal year 2012.

Office and other non-shopping center rental properties

Depreciation accounts for the largest portion of this segments’ costs. The costs of our Office and other non-shopping center rental properties segment grew by 2.4%, from Ps. 32.6 million for fiscal year 2011 to Ps. 33.3 million for fiscal year 2012, mainly due to an increase in the maintenance expenses of properties for rent and increased depreciation costs of Dot Building and the San Martín property, both of them recently added to the office portfolio.

The costs associated to our Office and other non-shopping center rental properties segment as a percentage of this segments’ revenues decreased from 19.8% for fiscal year 2011 to 17.3% for fiscal year 2012.

Shopping centers

The costs of our Shopping centers segment decreased by 0.5% from Ps. 181.5 million for fiscal year 2011 to Ps. 180.6 million for fiscal year 2012. Such decrease was mainly attributable to: (i) a reduction in costs related to non-recovered common maintenance expenses by Ps. 12.2 million; (ii) lower lawsuit-related contingency charges of Ps. 1.9 million; (iii) lower claim and legal costs charges of Ps. 1.0 million; (iv) a decrease in the cost of available units by Ps. 1.0 million; partially offset by (v) an increase by Ps. 4.4 million in parking costs; (vi) an increase in maintenance and repair costs by Ps. 1.8 million and (vii) an increase in depreciation and amortization by Ps. 1.3 million.

The costs associated to our Shopping centers segment as a percentage of this segments’ revenues declined from 26.9% for fiscal year 2011 to 20.7% for fiscal year 2012.

Hotels

The costs of our Hotels segment decreased 2.1%, from Ps. 119.5 million for fiscal year 2011 to Ps. 117.0 million for fiscal year 2012, mainly by reason of a Ps. 2.4 million rise in tax benefits pursuant to Decree No. 814, mainly explained by an increase in such benefit.

The costs associated to our Hotels segment as a percentage of this segments’ revenues increased from 61.9% for fiscal year 2011 to 68.8% for fiscal year 2012.

Consumer Financing

The costs of our Consumer Financing segment decreased 92.9%, from Ps. 22.5 million for fiscal year 2011 to Ps. 1.6 million for fiscal year 2012. Such decrease is primarily due to the sale of Tarshop ’s 80% interest (deconsolidation of its income as from September 1, 2010).

Gross profit

As a result of the factors described in the preceding paragraphs, gross profit increased 20.9%, from Ps. 841.2 million for fiscal year 2011 to Ps. 1,016.9 million for fiscal year 2012, primarily on account of an increase in the gross profit of our Shopping Centers, Office and other non-shopping center rental properties, and Development and sale of properties segments, partially offset by a decline in the gross profit posted by our Consumer Financing and Hotel operations segments. When measured as a percentage of our revenues, gross profit increased from 58.3% for fiscal year 2011 to 64.9% for fiscal year 2012.

Development and sale of properties

The gross profit of our Development and sale of properties segment increased by 14.9%, from Ps. 96.3 million for fiscal year 2011 to Ps. 110.6 million for fiscal year 2012.

Office and other non-shopping center rental properties

The gross profit of our Office and other non-shopping center rental properties segment grew 20.4%, from Ps. 132.1 million for fiscal year 2011 to Ps. 158.9 million for fiscal year 2012.

Shopping centers

The gross profit of our Shopping centers segment increased 40.1%, from Ps. 493.3 million for fiscal year 2011 to Ps. 691.1 million for fiscal year 2012.

Hotel s

The gross profit of our Hotels segment decreased 27.8%, from Ps. 73.4 million for fiscal year 2011 to Ps. 53.0 million for fiscal year 2012.

Consumer Financing

The gross profit of our Consumer Financing segment decreased 93.0%, from Ps. 46.1 million for fiscal year 2011 to Ps. 3.2 million for fiscal year 2012.

Selling expenses

    Selling expenses increased 1.7% from Ps. 106.7 million for fiscal year 2011 to Ps. 108.5 million for fiscal year 2012, mainly due to increases in the Selling expenses of our Development and sale of properties Hotels, Shopping centers and Office and other non-shopping center rental properties segments which in turn were partially offset in the a great reduction in the Selling expenses of our Consumer Financing segment.

    The selling expenses as a percentage of the segment’s revenue decreased from 7.4% for fiscal year 2011 to 6.9% for fiscal year 2012.

Development and sale of properties

The Selling expenses of our Development and sale of properties segment are made up by commissions and expenses from sales, salaries and social security contributions, non-recoverable common maintenance expenses, doubtful accounts and the allowance for doubtful accounts. Selling expenses grew by Ps. 7.1 million from Ps. 15.4 million for fiscal year 2011 to Ps. 22.5 million for fiscal year 2012, mainly by reason of a Ps. 2.8 million increase in commissions and expenses from sales, a Ps. 2.5 million increase in salaries and social security contributions, and a Ps. 1.3 million increase in non-recoverable common maintenance expenses.

The selling expenses as a percentage of the segment’s revenue related increased 4.5% for fiscal year 2011 to 6.9% for fiscal year 2012.

Office and other non-shopping center rental properties

The Selling expenses associated to our Office and other non-shopping center rental properties segment increased 95.7% from Ps. 5.3 million for fiscal year 2011 to Ps. 10.3 million for fiscal year 2012, mainly due to a Ps. 2.8 million increase in salaries and social security contributions and the non-recurrence of doubtful accounts for Ps. 0.9 million.

The Selling expenses associated to our Office and other non-shopping center rental properties segment as a percentage of this segments’ revenues increased from 3.2% for fiscal year 2011 to 5.4% for fiscal year 2012.

Shopping centers

The Selling expenses associated to our Shopping centers segment increased 31.2% from Ps. 40.2 million for fiscal year 2011 to Ps. 52.8 million for fiscal year 2012, due to: (i) a Ps. 7.5 million increase in the gross revenue tax; (ii) a Ps. 2.1 million increase in advertising expenses; (iii) an increase in the loan losses charge by Ps. 1.5 million and (iv) a Ps. 1.2 million increase in the salaries and social security contributions charges during this fiscal year in comparison with the previous one.

The selling expenses as a percentage of this segment’s revenue increased from 4.5% for fiscal year 2011 to 6.9% for fiscal year 2012.

Hotels

The Selling expenses associated to our Hotels segment increased by 7.9% from Ps. 20.9 million for fiscal year 2011 to Ps. 22.6 million for fiscal year 2012. The Selling expenses associated to our Hotel operations segment as a percentage of this segments’ revenues increased slightly from 10.8% for fiscal year 2011 to 13.3% for fiscal year 2012.

Consumer Financing

The Selling expenses associated to our Consumer Financing segment decreased by Ps. 24.6 million from Ps. 24.9 million for fiscal year 2011 to Ps. 0.3 million for fiscal year 2012, primarily on account of the sale of 80% of the share interest in Tarshop S.A. (deconsolidation of its income as from September 1, 2010).

Administrative expenses

Administrative expenses are basically comprised of salaries, bonuses and social security contributions, third parties’ fees and services and taxes, rates and contributions (except for gross revenue tax). Administrative expenses increased 8.5%, from Ps. 200.4 million for fiscal year 2011 to Ps. 217.4 million for fiscal year 2012, mainly on account of increases in our Shopping Centers, Office and other non-shopping center rental properties, and Hotels segments, partially offset by declines in the Consumer Financing and Development and sale of properties segments.

When measured as a percentage of revenues, administrative expenses remained stable at 13.9% for both fiscal years.

Development and sale of properties

The Administrative expenses associated to our Development and sale of properties segment decreased by 4.1%, from Ps. 41.4 million for fiscal year 2011 to Ps. 39.7 million for fiscal year 2012, mainly due to fees and compensation for services, as well as in salaries and social security contributions.

The Administrative expenses associated to our Development and sale of properties segment as a percentage of this segments’ revenues remained stable at 12.1% for both fiscal years.

Office and other non-shopping center rental properties

The Administrative expenses of our Office and other non-shopping center rental properties segment increased by 0.8%, from Ps. 43.7 million for fiscal year 2011 to Ps. 44.1 million for fiscal year 2012. The increase was mainly due to salaries and compensation for services under Salaries and Social Security contributions.

The Administrative expenses associated to our Office and other non-shopping center rental properties segment as a percentage of this segments’ revenues decreased 26.6% for fiscal year 2011 to 22.9% for fiscal year 2012.

Shopping centers

The Administrative expenses associated to our Shopping centers segment grew by 30.2%, from Ps. 67.9 million for fiscal year 2011 to Ps. 88.5 million for fiscal year 2012: (i) a Ps. 6.2 million increase in directors fees, (ii) a Ps. 4.6 million increase in taxes, rates and contributions; (iii) a Ps. 3.9 million increase in salaries and social security contributions; and (iv) a Ps. 1.9 million increase in fees and payments for services. When measured as a percentage of this segments’ revenues, the Administrative expenses associated to our Shopping centers segment remained stable at 10.1% for both fiscal years.

Hotels

Administrative expenses associated to our Hotels segment increased 11.2%, from Ps. 40.3 million for fiscal year 2011 to Ps. 44.9 million for fiscal year 2012, primarily as a result of a Ps. 2.7 million increase in third parties’ fees and services and a Ps. 1.4 million increase in operating material.

Administrative expenses associated to our Hotel operations segment as a percentage of this segments’ revenues increased as they went from 20.9% for fiscal year 2011 to 26.4% for fiscal year 2012.

Consumer Financing

The Administrative expenses associated to our Consumer Finance segment decreased by 96.2% from Ps. 6.9 million for fiscal year 2011 to Ps. 0.3 million for fiscal year 2012. Such decrease is mainly due to the sale of Tarshop ’s 80% interest (deconsolidation of its income as from September 1, 2010).

When measured as a percentage of the segments’ revenues, the Administrative expenses associated to our Consumer Financing segment decreased from 10.1% for fiscal year 2011 to 5.5% for fiscal year 2012.

Gain From recognition of inventories at net realizable value

During fiscal year 2012, we recognized Ps. 42.8 million as income on the recognition of inventories at net realizable value, mainly in connection with “Museo Renault” for Ps. 16.4 million “Condominios II” for Ps. 8.5 million, “Libertador 498” for Ps. 8.1 million and “Horizons” for Ps. 6.0 million, compared to the Ps. 45.4 million income that had been recognized for fiscal year 2011, mainly attributable to “Horizons” for Ps. 13.2 million, “Torres Jardín IV” for Ps. 7.8 million and “Terrenos Rosario” for Ps. 15.0 million and “Caballito Nuevo” for Ps. 5.8 million.

Net gain from retained interest in securitized receivables

The line net gain from retained interest in securitized receivables decreased by Ps. 4.7 million, from a Ps. 4.7 million for fiscal year ended June 30, 2011 to no income/(loss) for the fiscal year ended June 30, 2012, mainly on account of the sale of Tarshop S.A.’s 80% interest (deconsolidation of its income as from September 1, 2010).

Gain from operations and holdings of real estate assets, net

This line reflects the income and losses associated to the recognition and/or the reversal of impairment charges. The gains and losses resulting from real estate holdings and transactions decreased by Ps. 0.6 million from Ps. 1.1 income for fiscal year 2011 to Ps. 0.6 million income for fiscal year 2012.

Operating income

Operating income increased by 25.5% from Ps. 585.4 million income for fiscal year 2011 to Ps. 734.4 million income for fiscal year 2012, mainly due to an increase in our Shopping centers, Office and other non-shopping center rental properties and Development and sale of properties segments, which was partly offset by a reduction in the Operating income of our Hotels and Consumer financing segments.

When measured as a percentage of revenues, our Operating income increased from 40.6% for fiscal year 2011 to 46.9% for fiscal year 2012.

Development and sale of properties

The Operating income of our Development and sale of properties segment increased 7.2% from Ps. 85.1 million income for fiscal year 2011 to Ps. 91.2 million income for fiscal year 2012, mainly due to the increase in gross profit partially offset by an increase in selling expenses. The Operating income of our Development and sale of properties segment when measured as a percentage of this segments’ revenues increased from 24.9% for fiscal year 2011 to 27.8% for fiscal year 2012.

Office and other non-shopping center rental properties

The Operating income of our Office and other non-shopping center rental properties segment increased by 25.0%, from Ps. 84.1 million income for fiscal year 2011 to Ps. 105.1 million income for fiscal year 2012, mainly on account of an increase in revenues, partly offset by increased Selling and Administrative expenses. The Operating income of our Office and other non-shopping center rental properties segment as a percentage of this segments’ revenues increased from 51.1% for fiscal year 2011 to 54.6% for fiscal year 2012.

Shopping centers

The Operating income of our Shopping centers segment increased 42.8%, up from Ps. 385.1 million income for fiscal year 2011 to Ps. 549.9 million in income for fiscal year 2012, mainly due to higher revenues and lower costs, partly offset by increases in Administrative expenses and Selling expenses. When measured as a percentage of this segments’ revenues, the Operating income of our Shopping centers segment increased from 57.1% for fiscal year 2011 to 63.1% for fiscal year 2012.

Hotels

The Operating income of our Hotels segment decreased 218.3%, from Ps. 12.2 million in income for fiscal year 2011 to a loss of Ps. 14.4 million for fiscal year 2012, mainly due to a decrease in revenues and higher administrative and selling expenses, partly offset by a decrease in costs. When measured as a percentage of the segments’ revenues, the Operating income of Hotels decreased from 6.3% for fiscal year 2011 to (8.5)% for fiscal year 2012.

Consumer Financing

The Operating income of our Consumer Financing segment decreased 85.9%, from Ps. 19.0 million income for fiscal year 2011 to Ps. 2.7 million income for fiscal year 2012, as a result of decreased revenues and lower net gain from retained interest in securitized receivables, partially offset by lower costs, Selling and Administrative expenses, mainly due to the sale of 80% of the share interest in Tarshop (deconsolidation of its income as from September 1, 2010). When measured as a percentage of this segments’ revenues, the Operating income associated to Consumer Financing segment rose from 27.7% for fiscal year 2011 to 55.2% for fiscal year 2012.

Amortization of negative goodwill, net

Amortization of negative goodwill, net, primarily includes: (i) the amortization of the goodwill associated to the following APSA’s subsidiaries: Soleil Factory S.A., Empalme S.A.I.C.F.A. y G., Mendoza Plaza Shopping S.A., Nuevo Puerto Santa Fe S.A. and Emprendimiento Recoleta S.A., and (ii) the amortization of IRSA’s negative goodwill arising from the acquisition of shares in Alto Palermo S.A. and Palermo Invest S.A. Goodwill amortization remained stable in this fiscal year compared to the previous year.

Financial results, net

Our Financial results, net (a loss) increased Ps. 160.7 million, up from a Ps. 282.2 million loss for fiscal year 2011 to a Ps. 443.0 million loss for fiscal year 2012, mainly by reason of:

•	a Ps. 48.3 million increase in the financing expenses associated to the payments of interest accrued on our financial debts; and

•
a Ps. 106.7 million loss for foreign exchange differences, both in fiscal year 2012 and compared to the previous fiscal year due to a greater variation in the US Dollar offer rate throughout fiscal year 2012 (it rose from Ps. 4.110 at June 30, 2011 to Ps. 4.527 at June 30, 2012), in contrast to the situation a year earlier when the US$/Ps. exchange rate had slightly varied (up from Ps. 3.931 at June 30, 2010 to Ps. 4.110 at June 30, 2011).

Gain on equity investees

Gain on equity investees decreased by Ps. 21.7 million, from Ps. 138.4 million income for fiscal year 2011 to Ps. 116.8 million income for fiscal year 2012. This decrease is mainly attributable to the lower income for Ps. 47.1 million related to the sale of shares in Hersha Hospitality Trust during the previous fiscal year, partially offset by Ps. 28.5 million derived from our investment in Banco Hipotecario.

Other income and expenses, net

The line Other income and expenses, net, increased by Ps. 15.2 million, from a Ps. 14.6 million loss for fiscal year 2011 to a Ps. 29.8 million loss for fiscal year 2012, mainly due to: (i) a Ps. 10.3 million increase in donations and (ii) a Ps. 4.8 million increase in Expenses from stock issuance.

Income tax and minimum presumed income tax

Income tax and minimum presumed income tax increased by Ps. 11.5 million, from a Ps. 91.2 million loss for fiscal year 2011 to a Ps. 102.7 million loss for fiscal year 2012. We applied the deferred tax method upon assessing income tax for the two fiscal years, thus recognizing temporary differences as deferred tax assets and liabilities.

Minority interest

This line includes the results of third parties’ minority interests in those subsidiaries in which we exercise control or in which we have effective control. This result decreased by Ps. 44.7 million, from a Ps. 58.4 million loss for fiscal year 2011 to a Ps. 13.7 million loss for fiscal year 2012, mainly due to the acquisition of APSA’s minority interest (which generated a lower loss from minority interest) and the income from Tyrus S.A., due to a higher net loss experienced by its subsidiaries.

Net income

As a result of the factors described in the preceding paragraphs, income for the year decreased by Ps. 14.7 million, from Ps. 294.8 million for fiscal year 2011 to Ps. 280.1 million for fiscal year 2012.

Results of our Operations for the Fiscal Years ended June 30, 2011 and 2010

Revenues

Revenues increased 9.0%, from Ps. 1,323.3 million for the fiscal year 2010 to Ps. 1,441.9 million for the fiscal year 2011 due to the increases in revenues posted by each one of our segments, except for the Consumer Financing segment as discussed below.

Development and Sale of Properties

This segment’s revenues often exhibit major variations between periods due to: (i) the non-recurrent nature of real estate purchase and sale transactions (and of the price obtained from them), (ii) the quantity of construction works in progress and (iii) the date of completion of these construction works projects. The revenues of our Development and sale of properties segment increased by 51.2% from Ps. 225.6 million for the fiscal year 2010 to Ps. 341.1 million for the fiscal year 2011.

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

Office and Other Non-Shopping Center Rental Properties

The revenues from our segment Office and other non-shopping center rental properties increased 6.8%, from Ps. 154.2 million for the fiscal year 2010 to Ps. 164.6 million for the fiscal year 2011, primarily due to a higher price per leasable square meter in fiscal year 2011 and an increase in the properties’ occupancy rates (from 82% to 85%).

Shopping Centers

The revenues from our segment Shopping centers increased 30.2%, from Ps. 518.4 million for the fiscal year 2010 to Ps. 674.8 million for the fiscal year 2011. The increase of Ps. 156.4 million was mainly generated from revenues from leases and admission rights, explained in turn by: (i) a 34.4% increase in our lessees’ total sales, which rose from Ps. 5,778.2 million during the fiscal year 2010 to Ps. 7,766.3 million in the fiscal year 2011 thus resulting in higher leases payments and (ii) an increase in the average price per square meter.

Hotels

The revenues from our Hotels segment increased 20.6% , from Ps. 159.9 million posted for fiscal year 2010 to Ps. 192.9 million for the fiscal year 2011, owing mainly to increases in the average price per room which increased from Ps. 653 for fiscal year 2010 to Ps. 714 for fiscal year 2011 and the average occupancy rate, which increased to 72.5% for fiscal year 2011 from 65.6% for fiscal year 2010.

Consumer Financing

The revenues from our Consumer Financing segment decreased 74.2%, from Ps. 265.3 million for the fiscal year 2010 to Ps. 68.6 million for the fiscal year 2011 primarily as a result of the sale of Tarshop S.A.’s 80% interest.

     Costs

    The costs increased 26.4%, from Ps. 475.3 million for the fiscal year 2010 to Ps. 600.8 million for the fiscal year 2011, due to cost increases in our Development and sale of properties, Shopping centers, Hotels and Office and other non-shopping center rental properties segments, partially offset by a reduction in the costs of our Consumer Financing segment. Our consolidated costs, as a percentage of our consolidated revenues increased from 35.9% for fiscal year 2010 to 41.7%, for fiscal year 2011.

Development and Sale of Properties

    This segment’s costs often exhibit major variations from period to period by reason of (i) the non-recurrent nature of real estate purchase and sale transactions (and of the price obtained from them), (ii) the quantity of construction work in progress and (iii) the date of completion of these construction works projects. The costs associated to our Development and sale of properties segment increased 194.4%, from Ps. 83.1 million for the fiscal year 2010 to Ps. 244.8 million for the fiscal year 2011.

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

Office and Other Non-Shopping Center Rental Properties

Depreciation accounts for the largest portion of this segment’s costs. The costs of our Office and other non-shopping center rental properties segment increased 5.5%, from Ps. 30.9 million for the fiscal year 2010 to Ps. 32.6 million for the fiscal year 2011, mainly due to an increase in the depreciation cost of Dot Baires’ offices, partially offset by the lower depreciation cost due to the sale of office units mainly during the fiscal year 2010.

The costs associated to our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues remained stable, aproximately at 20%, for both fiscal years.

Shopping Centers

The costs of our Shopping centers segment increased 14.2% from Ps. 158.9 million for the fiscal year 2010 to Ps. 181.5 million for the fiscal year 2011, mainly due to the amortization of higher values related to the combination of businesses resulting from the acquisition of the equity interest previously held by Parque Arauco S.A.

The costs associated to our Shopping centers segment as a percentage of this segment’s revenues declined from 30.7% for fiscal year 2010 to 26.9% for fiscal year 2011.

Hotels

The costs of our Hotels segment increased 16.1%, from Ps. 102.9 million for the fiscal year 2010 to Ps. 119.5 million for the fiscal year 2011, mainly due to a Ps. 11.4 million increase in salaries and social security contributions resulting from salary raises and a Ps. 2.4 million increase in the cost of food and beverage.

The costs associated to our Hotels segment as a percentage of this segment’s revenues decreased 64.4% for fiscal year 2010 to 61.9% for fiscal year 2011.

Consumer Financing

The costs of our Consumer Financing segment decreased 77.4%, from Ps. 99.5 million for the fiscal year 2010 to Ps. 22.5 million for the fiscal year 2011. Such decrease is primarily due to the sale of Tarshop S.A.’s 80% interest.

Gross profit

Gross profit decreased 0.8%, from Ps. 848.0 million for the fiscal year 2010 to Ps. 841.2 million for the fiscal year 2011, primarily due to the decline in the gross profit posted by our Consumer Financing and Development and sale of properties segments, partly offset by an increase in the gross profit of our Shopping Centers, Hotels and Offices and other non-shopping center rental properties segments. As a percentage of our revenues, gross profit decreased 64.1% for fiscal year 2010 to 58.3% for fiscal year 2011.

Development and Sale of Properties

The gross profit of our Development and sale of properties segment decreased by 32.4%, from Ps. 142.4 million for the fiscal year 2010 to Ps. 96.3 million for the fiscal year 2011.

Office and Other Non-Shopping Center Rental Properties

The Gross profit of our Office and other non-shopping center rental properties segment grew by 7.1%, from Ps. 123.3 million for the fiscal year 2010 to Ps. 132.1 million for the fiscal year 2011.

Shopping Centers

The Gross profit of our Shopping centers segment increased 37.2%, from Ps. 359.4 million for the fiscal year 2010 to Ps. 493.3 million for the fiscal year 2011.

Hotels

The Gross profit of our Hotels segment increased 28.8%, from Ps. 57.0 million for the fiscal year 2010 to Ps. 73.4 million for the fiscal year 2011.

Consumer Financing

The gross profit of our Consumer Financing segment decreased 72.2%, from Ps. 165.9 million for the fiscal year 2010 to Ps. 46.1 million for the fiscal year 2011.

Selling expenses

Selling expenses decreased 42.4% from Ps. 185.4 million for the fiscal year 2010 to Ps. 106.7 million for the fiscal year 2011, mainly due to a reduction in the Selling expenses of our Consumer Financing segment, which were partly offset by increases in the Selling expenses of our Development and sale of properties, Hotels, Shopping centers and Offices and other non-shopping center rental properties segments.

As a percentage of revenues, selling expenses decreased from 14.0% for fiscal year 2010 to 7.4% for fiscal year 2011.

Development and Sale of Properties

The Selling expenses of our Development and sale of properties segment are made up by turnover tax, commissions and expenses derived from sales, advertising and promotion and the allowance for doubtful accounts. Selling expenses increased by Ps. 13.0 million from Ps. 2.4 million for the fiscal year 2010 to Ps. 15.4 million for the fiscal year 2011, mainly due to a Ps. 6.9 million increase in the turnover tax charge and a Ps. 5.5 million increase in fess and expenses from sales.

As a percentage of the segment’s revenues, selling expenses related to the Development and sale of properties increased from 1.1% for fiscal year 2010 to 4.5% for fiscal year 2011.

Office and Other Non-Shopping Center Rental Properties

The Selling expenses associated to our Office and other non-shopping center rental properties segment increased 18.7%, from Ps. 4.5 million for the fiscal year 2010 to Ps. 5.3 million for the fiscal year 2011, mainly due to the non-recurrence of doubtful accounts (bad debts) in the amount of Ps. 0.8 million.

The Selling expenses associated to our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues increased from 2.9% for fiscal year 2010 to 3.2% for fiscal year 2011.

Shopping Centers

The Selling expenses associated to our Shopping centers segment increased 8.4%, from Ps. 37.1 million for the fiscal year 2010 to Ps. 40.2 million for the fiscal year 2011, primarily due to: (i) a Ps. 4.7 million increase in the turnover tax charge; and (ii) a Ps. 2.0 million increase in the salaries and social security contribution expenses, partially offset by: (iii) a Ps. 2.6 million decrease in expenses associated to courses, exhibitions and events and (iv) lower loan losses which amounted to Ps. 2.5 million during this fiscal year 2011.

The Selling expenses associated to our Shopping centers segment as a percentage of this segment’s revenues decreased from 7.2% for fiscal year 2010 to 6.0% for fiscal year 2011.

Hotels

The Selling expenses associated to our Hotels segment increased 26.7% from Ps. 16.5 million for the fiscal year 2010 to Ps. 20.9 million for the fiscal year 2011. The Selling expenses associated to our Hotels segment as a percentage of this segment’s revenues increased slightly from 10.3% for fiscal year 2010 to 10.8% for fiscal year 2011.

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

Administrative expenses

Administrative expenses are basically comprised of salaries and social security contributions, directors’ fees, third parties’ fees and services and taxes, rates and contributions (except for turnover tax). Administrative expenses increased 2.6%, from Ps. 195.3 million for the fiscal year 2010 to Ps. 200.4 million for the fiscal year 2011, mainly on account of increases in our Shopping Centers, Development and sale of properties and Hotels operations segments, partially offset by declines in the Consumer Financing and Office and other non-shopping center rental property segments.

As a percentage of revenues, Administrative expenses decreased 14.8% for fiscal year 2010 to 13.9% for fiscal year 2011.

Development and Sale of Properties

The Administrative expenses associated to our Development and sale of properties segment increased 18.1%, from Ps. 35.1 million for the fiscal year 2010 to Ps. 41.4 million for the fiscal year 2011, mainly due to a Ps. 4.2 million increase in taxes, rates and contributions, a Ps. 1.6 million increase in salaries and a Ps. 1.2 million increase in third parties’ fees and services.

The Administrative expenses associated to our Development and sale of properties segment as a percentage of this segment’s revenues decreased 15.6% for fiscal year 2010 to 12.1% for fiscal year 2011.

Office and Other Non-Shopping Center Rental Properties

The Administrative expenses of our Office and other non-shopping center rental properties segment decreased 4.3%, from Ps. 45.7 million for the fiscal year 2010 to Ps. 43.7 million for the fiscal year 2011. The decrease was mainly due to a decline of Ps. 4.1 million in Directors’ fees, partially offset by Ps. 2.1 million in taxes, rates and contributions.

The Administrative expenses associated to our Offices and other non-shopping center rental properties segment as a percentage of this segment’s revenues decreased 29.6% for fiscal year 2010 to 26.6% for fiscal year 2011.

Shopping Centers

The Administrative expenses associated to our Shopping centers segment increased 25.0%, from Ps. 54.3 million for the fiscal year 2010 to Ps. 67.9 million for the fiscal year 2011, due to: (i) a Ps. 7.8 million increase in directors fees, (ii) a Ps. 2.0 million increase in salaries and social security contributions; (iii) a Ps. 1.5 million increase in taxes, rates and contributions and (iv) a Ps. 1.5 million increase in fees for services. As a percentage of this segment’s revenues, the Administrative expenses associated to our Shopping centers segment, decreased from 10.5% for fiscal year 2010 to 10.1% for fiscal year 2011.

Hotels

Administrative expenses associated to our Hotels segment increased 15.0%, from Ps. 35.1 million for the fiscal year 2010 to Ps. 40.3 million for the fiscal year 2011, primarily as a result of a Ps. 2.9 million increase in salaries and social security contributions, a Ps. 1.7 million increase in third parties’ fees and services and a Ps. 1.4 million increase in banking expenses, partially offset by a Ps. 1.2 million decrease in legal related expenses.

Administrative expenses associated to our Hotels segment as a percentage of this segment’s revenues remained stable as they went from 21.9% for fiscal year 2010 to 20.9% for fiscal year 2011.

Consumer Financing

The Administrative expenses associated to our Consumer Financing segment decreased 72.3%, from Ps. 25.1 million for the fiscal year 2010 to Ps. 6.9 million for the fiscal year 2011. Such decrease is mainly due to the sale of Tarshop S.A.’s 80% interest.

When measured as a percentage of the segment’s revenues, the Administrative expenses associated to our Consumer Financing segment increased from 9.5% for fiscal year 2010 to 10.1% for fiscal year 2011.

Gain from recognition of inventories at net realizable value

During fiscal year 2011, we recognized Ps. 45.4 million as income on the recognition of inventories at net realizable value, mainly in connection with “Horizons” for Ps. 13.2 million, “Torres Jardin IV” for Ps. 7.8 million and “Terrenos Rosario” for Ps. 15.0 million, which compares to the Ps. 33.8 million income that had been recognized for fiscal year 2010, mainly attributable to “Horizons” for Ps. 26.4 million and “Receivable on the Caballito property swap” for Ps. 4.8 million

Net income from retained interest in securitized receivables

The line “Income/(loss) on retained interest in securitized receivables” decreased by Ps. 32.8 million, from a Ps. 37.5 million loss for the fiscal year ended 2010 to Ps. 4.7 million for fiscal year ended 2011, mainly on account of the sale of Tarshop S.A.’s 80% interest.

Operating income

Operating income increased 8.5% from a Ps. 539.7 million in income for the fiscal year 2010 to Ps. 585.4 million in income for the fiscal year 2011, mainly due to an increase in our Shopping centers and Office and other non shopping center rental properties and Hotels operations segments, which was partly offset by a reduction in the Operating income of our Development and sale of properties and Consumer Financing segments.

As a percentage of revenues, our Operating income decreased 40.8% for fiscal year 2010 to 40.6% for fiscal year 2011.

Development and Sale of Properties

The Operating income of our Development and sale of properties segment decreased 39.0%, from Ps. 139.5 million in income for the fiscal year 2010 to Ps. 85.1 million in income for the fiscal year 2011, mainly due to increases in selling expenses, administrative expenses and in income/(loss) from real estate transactions and holdings, which were partially offset by increases in revenues and Income/loss on recognition of inventories at net realizable value. The Operating income of our Development and sale of properties segment when measured as a percentage of this segment’s revenues decreased from 61.9% for fiscal year 2010 to 24.9% for fiscal year 2011.

Office and Other Non-Shopping Center Rental Properties

The Operating income of our Office and other non-shopping center rental properties segment increased by 14.3%, from Ps. 73.5 million for the fiscal year 2010 to Ps. 84.1 million for the fiscal year 2011, mainly due to an increase in revenue, in the recovery for real estate transactions and holdings and lower administrative expenses, partly offset by higher Selling expenses. The Operating income of our Office and other non-shopping center rental properties segment as a percentage of this segment’s revenues increased from 47.7% for fiscal year 2010 to 51.1% for fiscal year 2011.

Shopping Centers

The Operating income of our Shopping centers segment increased 43.7%, up from Ps. 268.0 million in income for the fiscal year 2010 to Ps. 385.1 million in income for the fiscal year 2011, mainly due to higher revenues, which were partially offset by increases in costs. As a percentage of this segment’s revenues, the Operating income of our Shopping centers increased from 51.7% for fiscal year 2010 to 57.1% for fiscal year 2011.

Hotels

The Operating income of our Hotels segment increased by 124.8%, from Ps. 5.4 million for the fiscal year 2010 to Ps. 12.2 million for the fiscal year 2011, mainly due to an increase in revenues which was partly offset by an increase in costs and administrative and selling expenses. As a percentage of the segment’s revenues, the Operating income of Hotels increased from 3.4% for fiscal year 2010 to 6.3% for fiscal year 2011.

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

Financial results, net

Our Financial results, net (a loss) increased by Ps. 117.2 million, from a loss of Ps. 165.1 million for the fiscal year 2010 to a loss of Ps. 282.3 million for the fiscal year 2011, mainly due to:

-	a Ps. 48.3 million increase in the financing expenses associated to the payments of interest accrued on our financial debts; and
-
a Ps. 106.7 million loss for foreign exchange differences, both in fiscal year 2012 and compared to the previous fiscal year due to a greater variation in the US Dollar offer rate throughout fiscal year 2012 (it rose from Ps. 4.110 at June 30, 2011 to Ps. 4.527 at June 30, 2012), in contrast to the situation a year earlier when the US$/Ps. exchange rate had slightly varied (up from Ps. 3.931 at June 30, 2010 to Ps. 4.110 at June 30, 2011).

Gain on equity investees

Income on equity investees decreased by Ps. 22.0 million, from Ps. 160.4 million for the fiscal year 2010 to Ps. 138.4 million in income for the fiscal year 2011. This decrease is mainly attributable to the non-recurrence of Ps. 70.4 million gain derived from the acquisition of additional shares in Banco Hipotecario during fiscal year 2010, which were partially offset by Ps. 47.1 million gain derived from our investment in Hersha Hospitality Trust.

Other income and expenses, net

The line Other income and expenses, net, increased by Ps. 4.3 million, from a Ps. 10.3 million loss for the fiscal year 2010 to a Ps. 14.6 million loss for the fiscal year 2011, mainly due to: (i) a Ps. 2.3 million increase in legal-related contingencies and (ii) a Ps. 2.8 million increase in non-recordable VAT.

Income tax and minimum presumed income tax

Income tax and minimum presumed income tax decreased by Ps. 34.7 million, from a Ps. 125.9 million loss for the fiscal year 2010, to a Ps. 91.2 million loss for the fiscal year 2011. We applied the deferred tax method upon assessing income tax for the two fiscal years, thus recognizing temporary differences as deferred tax assets and liabilities.

Minority interest

This line includes the results of third parties’ minority interests in those subsidiaries in which we exercise control or in which we have effective control. This result increased by Ps. 13.8 million, from a Ps. 44.6 million loss for the fiscal year 2010, to a Ps. 58.4 million loss for the fiscal year 2011, mainly on account of the income earned by our subsidiaries during fiscal year 2011, strongly offset by the acquisition of APSA’s minority interest.

Net income

As a result of the factors described in the preceding paragraphs, net income decreased by Ps. 61.1 million, from Ps. 355.9 million for the fiscal year 2010 to Ps. 294.8 million for the fiscal year 2011.

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

Allowance for loan losses

Banco Hipotecario allowance for loan losses are maintained in accordance with Argentine Banking GAAP. Under such regulations, a minimum allowance for loan losses is calculated primarily based upon the classification of Banco Hipotecario’s commercial loan borrowers and the past due status of Banco Hipotecario’s individual loan borrowers, in both cases considering the guarantee of the loans. Although Banco Hipotecario is required to follow the methodology and guidelines for determining its allowance for loan loss as set forth by the Central Bank, is allowed to provide additional allowances for loan loss.

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

For commercial loans, the Central Bank required to classify all of Banco Hipotecario’s commercial loan borrowers. In order to perform the classification, Banco Hipotecario must consider the management and operating history of the borrower, the present and projected financial situation of the borrower, the borrower’s payment history and ability to service the debt, the capability of the borrower’s internal information and control systems and the risk in the sector in which the borrower operates. Banco Hipotecario applies the minimum loss percentages required by the Central Bank to Banco Hipotecario’s commercial loan borrowers based on the loan classification and the nature of the collateral, or guarantees, of the loan. In addition, based on the overall risk of the portfolio, Banco Hipotecario considers whether or not additional loan loss allowance in excess of the minimum required are warranted. The Credit Committe evaluates several factors in order to determine the additional reserves like the factors mentioned above.

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

Argentina Banking GAAP allows companies to record their financial instruments at fair value. Nevertheless, give specifics valuations rules for some securities and derivatives instruments.

U.S. GAAP requires financial instruments to be valued at fair value. Banco Hipotecario estimated the fair value, for AFS and trading securities and other financial instruments, as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value was best evidenced by a quoted market price, if one existed. In cases where quoted market prices were not available, fair value estimation was based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which were significantly affected by the assumptions used.

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

Minimum Presumed Income Tax

Banco Hipotecario has recognized the minimum presumed income tax accrued as of June 30, 2012 and paid in prior years as an asset as of June 30, 2012, because Banco Hipotecario started to generate taxable income and expects to be able to compute it as a payment on account of income tax in future years. Recognition of this asset arises from the ability to generate sufficient taxable income in future years to absorb the asset before it expires. Management’s determination of the likelihood that deferred tax assets can be realized is subjective, and involves estimates and assumptions about matters that are inherently uncertain. The realization of deferred tax assets arises from levels of future taxable income and the achievement of tax planning strategies.

Underlying estimates and assumptions can change over time, influencing its overall tax positions, as a result of unanticipated events or circumstances.

Twelve month periods ended June 30, 2012 and 2011

General

The following table sets forth the principal components of its net income for the periods ended June 30, 2012 and 2011.

	Period ended June 30,		% Change
	2012	2011	2012/2011
	(in millions of pesos, except for percentages)
Financial income	Ps. 1,881.7	Ps. 1,420.5	32.5%
Financial expenses	(983.2)	(748.1)	31.4%
Net financial income	Ps. 898.5	Ps. 672.4	33.6%
Provision for loan losses	(154.5)	(110.1)	40.3%
Net contribution from insurance (1)	256.9	211.7	21.4%
Other income from services	796.2	568.2	40.1%
Other expenses for services	(191.3)	(139.4)	37.2%
Administrative expenses	(1,276.9)	(919.2)	38.9%
Net income from financial transactions	Ps. 328.9	Ps. 283.6	16.0%
Miscellaneous income, net (2)	23.1	(23.7)	NM
Non-Controlling interest	(0.6)	(13.4)	NM
Income tax	(50.3)	(28.0)	79.5%
Net income	Ps. 301.1	Ps. 218.4	37.9%

(1)           Insurance premiums minus insurance claims.
(2)           Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario’s net income for the period ended June 30, 2012 of Ps. 301.1 million was higher than Ps. 218.4 for the period ended June 30, 2011, principally due to:

Higher financial income principally as a result of an increase on consumer products partially offset by lower income from government and private securities.
Higher income from services mainly due to increase in credit card commissions, and the increase in the activity developed by BHN Sociedad de Inversión S.A.

These factors were partially offset by:

•	Higher administrative expenses mainly related to salaries, social security contributions, and fees related to actions adopted by Banco Hipotecario in developing its retail banking business.
•	Higher financial expenditures principally as a result of higher interest liabilities resulting from increased average balances of time deposits and bonds and similar obligations.

Financial Income

The following table sets forth the principal components of its financial income for the periods ended June 30, 2012 and 2011.

	Periods ended June 30,		% Change
	2012	2011	2012/2011
	(in millions of pesos, except for percentages)
Mortgage loans and other financial transactions	Ps. 239.7	Ps. 246.2	-2.6%
Buyback of restructured debt	11.9	-	NA
Government and Corporate Securities	353.5	447.4	-21.0%
Adjustment from application of CER clause	8.7	9.0	-2.9%
Mortgage-backed securities	105.7	65.1	62.4%
Cash and due from banks	5.1	2.8	83.3%
Interbank Loans	23.3	8.3	NM
Other Loans	245.6	167.3	46.8%
Credit card Loans	454.6	297.6	52.8%
Personal Loans	217.1	105.2	NM
Overdraft facilities	115.0	42.4	NM
Hedges	51.6	6.1	NM
Others	49.9	23.2	NM
Total Financial Income	Ps. 1,881.7	Ps. 1,420.5	32.5%

Banco Hipotecario’s financial income increase 32.5% to Ps. 1,881.7 million for the period ended June 30, 2012 as compared to Ps. 1,420.5 million for the period ended June 30, 2011 primarily as a result of:

•	Higher income from credit cards and personal loans as a result of higher loans originations.

•	Higher income from other loans as a result of higher average balances

•	Higher income from Mortgage-backed securities as a result of more securitizations programs.

These factors were partially offset by:

•	Lower income from government and private securities as a result of lower average balances.

•	Higher income from hedge operations, mainly due to higher market prices.

Financial Expenses

The following table sets forth information regarding its financial expenses for the periods ended June 30, 2012 and 2011.

	Periods ended June 30,		% Change
	2012	2011	2012/2011
	(in millions of pesos, except for percentages)
Bonds and similar obligations	Ps. 186.5	Ps. 174.3	7.0%
Borrowings from banks	42.5	17.7	NM
Borrowings from Central Bank	2.9	1.4	NM
Other(1)	1.1	1.4	-19.2%
Time deposits	518.4	420.4	23.3%
Effects of changes in exchange rates	97.8	15.7	NM
Forward transactions	23.0	36.9	-37.6%
Contributions and taxes on financial income	111.0	80.3	38.3%
Total Financial expenses	Ps. 983.2	Ps. 748.1	31.4%

(1)           Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario’s financial expenses for the period ended June 30, 2012 increased 31.4% to Ps.983.2 million from Ps.748.1 million for the period ended June 30, 2011 primarily as a result of:

•	Higher interest liabilities as a result of increased average balances on time deposits.

•	Higher liabilities resulting from increased of contributions and taxes on financial income.

•	Higher financial expenses related to the effect of changes in the exchange rate

•	Higher interest liabilities resulting from increase of Bonds and similar obligations as consequences of a higher average balances.

This effect was partially offset by:

•	Lower financial expenses in forward transactions.

Provision for Loan Losses

The following table sets forth its provision for loan losses for the periods ended June 30, 2012 and 2011.

	Periods ended June 30,		% Change
	2012	2011	2012/2011
	(in millions of pesos, except for percentages)
Provision for loan losses	Ps. 154.5	Ps. 110.1	40.3%
Charge-offs	Ps. 52.3	Ps. 74.1	-29.4%

Banco Hipotecario’s provision for loan losses for the period ended June 30, 2012 increased to Ps. 154.1 million from Ps. 110.1 million in the period ended on June 30, 2011. This represents an increase of 40.3% which is connected with an improvement of performing loans portfolio partially offset by an increase in the average balances of loans.

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

Net Contribution from Insurance

The following table sets forth the principal components of its net contribution from insurance for the periods ended June 30, 2012 and 2011.

	Periods ended June 30		% Change
	2012	2011	2012/2011
	(in millions of pesos, except for percentages)
Insurance premiums earned
Life	Ps. 50.6	Ps. 53.2	(4.8)%
Property damage	17.3	17.5	(1.4)%
Unemployment	0.5	0.7	(25.7)%
Others (a)	229.3	183.6	24.9%
Total Premiums earned	Ps. 297.7	Ps. 255.0	16.8%
Insurance claims
Life	Ps. 26.4	Ps. 4.6	NM
Property damage	0.7	0.5	51.6%
Unemployment	-	-	-
Others (b)	13.7	38.2	(64.1)%
Total claims	Ps. 40.8	Ps. 43.3	(5.7)%
Net contribution from insurance activity	Ps. 256.9	Ps. 211.7	21.4%

(a)	As of June 30, 2012 and 2011 contains Ps. 199.1 million and Ps. 151.7 million, respectively
(b)	As of June 30, 2012 and 2011 contains Ps. 13.6 million and Ps. 35.6 million, respectively

Banco Hipotecario’s net contribution from insurance activities of Ps. 256.9 million during the period ended June 30, 2012 increased 21.4% from Ps. 211.7 million, compared to the period ended June 30, 2011. This increase was primarily due to higher activity level of our subsidiary BHN Sociedad de Inversión S.A.

Other Income from Services

The following table includes the principal components of its other income from services for the periods ended June 30, 2012 and 2011.

	Periods ended June 30,		% Change
	2012	2011	2012/2011
	(in millions of pesos, except for percentages)
Loan servicing fees from third parties	Ps. 16.1	Ps. 14.9	8.4%
FONAVI commissions	17.2	12.8	34.5%
Credit Card Commissions	453.4	323.0	40.4%
Other Commissions	60.7	47.7	27.2%
Total Commissions	Ps. 547.5	Ps. 398.4	37.4%
Commissions earned by subsidiaries	184.1	121.1	52.1%
Recovery of loan expenses	63.3	47.7	32.6%
Others	1.3	1.0	23.5%
Total Others	Ps. 248.7	Ps. 169.8	46.4%
Total Other Income from Services	Ps. 796.2	Ps. 568.2	40.1%

Banco Hipotecario’s income from services increased to Ps. 796.2 million for the period ended June 30, 2012 from Ps. 568.2 million in the same period of 2011, as a result of higher commissions derived from credit cards and FONAVI and the increase on commissions derived from the insurance’s activity developed since July 2007 by BHSA subsidiary BHN Sociedad de Inversión S.A.

Other Expenses for Services

The following table includes the principal components of its other expenses for services for the periods ended June 30, 2012 and 2011:

	Periods ended June 30,		% Change
	2012	2011	2012/2011
	(in millions of pesos, except for percentages)
Structuring and underwriting fees	Ps. 6.1	Ps. 5.6	8.1%
Retail Bank originations	0.9	3.6	-75.5%
Collections	0.4	12.9	-96.8%
Banking services	137.8	81.4	69.1%
Commissions paid to real estate agents	20.5	18.0	14.4%
Total	165.6	121.5	36.3%
Contributions and taxes on income from services	25.7	17.9	43.8%
Total Other expenses for services	Ps. 191.3	Ps. 139.4	37.2%

Banco Hipotecario’s other expenses for services increased 37.2% to Ps. 191.3 million for the period ended June 30, 2012 from Ps. 139.4 million in the period ended June 30, 2011. This increase was mainly due to higher banking services and contributions and taxes on income from services, partially offset by lower collections.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the periods ended June 30, 2012 and 2011.

	Periods ended June 30,		% Change
	2012	2011	2012/2011
	(in millions of pesos, except for percentages)
Salaries and social security contributions	Ps. 655.5	Ps 485.5	35.0%
Fees and external administrative services	189.4	128.4	47.6%
Advertising and publicity	85.3	63.0	35.2%
Value added tax and other taxes	80.2	42.0	90.9%
Electricity and communications	38.8	26.9	44.3%
Maintenance and repair	31.2	18.6	67.7%
Depreciation of bank premises and equipment	14.6	14.1	3.6%
Amortization of organizational expenses	20.9	20.5	1.6%
Corporate personnel benefits	45.3	27.5	64.8%
Rent	38.0	17.7	115.3%
Others	77.7	75.0	3.6%
Total	Ps. 1,276.9	Ps. 919.2	38.9%

Administrative expenses for the period ended June 30, 2012 increased 38.9% to Ps. 1,276.9 million from Ps. 919.2 million for the period ended June 30, 2011. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina, higher expenses on advertising and publicity, higher fees and external administrative services and higher expenses related to taxes.

Miscellaneous Income

The following table sets forth its miscellaneous income for the periods ended June 30, 2012 and 2011.

	Periods ended June 30,		% Change
	2012	2011	2012/2011
	(in millions of pesos, except for percentages)
Penalty interest	Ps. 49.5	Ps. 31.0	60.0%
Reversal of provision for contingencies	12.3	0.8	NM
Loan loss recoveries	130.1	141.2	-7.9%
Others	78.4	21.5	NM
Total Miscellaneous Income	PS. 270.2	Ps. 194.4	39.0%

Banco Hipotecario’s miscellaneous income increased 39.0% to Ps. 270.2 million for the period ended June 30, 2012 from Ps. 194.4 million for the year ended June 30, 2011 primarily as a result of higher loan loss recoveries and penalty interest.

Miscellaneous Expenses

The following table sets forth the principal components of its miscellaneous expenses for the periods ended June 30, 2012 and 2011:

	Periods ended June 30,		% Change
	2012	2011	2012/2011
	(in millions of pesos, except for percentages)
Provision for lawsuits contingencies	Ps. 68.6	Ps. 27.5	NM
Provision for other contingencies and miscellaneous receivables	5.5	6.6	-15.4%
Provision for administrative organization	30.3	32.8	-7.6%
Other taxes	16.6	14.6	14.0%
Benefits prepayments	61.2	66.9	-8.6%
Others	64.8	69.8	36.8%
Total Miscellaneous Expenses	Ps. 247.1	Ps. 218.1	26.2%

Banco Hipotecario’s miscellaneous expenses increased 26.2% to Ps. 247.1 million for the period ended June 30, 2012 from Ps. 218.1 million for 2011 primarily as a result of higher provisions for lawsuits contingencies.

Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	2012
Holding booked at fair value
Government securities denominated in pesos		115,678
Government securities denominated in US$		77,262
	Ps.	192,940

Holding booked at cost plus return
Discount Bonds		27,819
Bogar 2018 Bonds		7,118
Boden 2015 Bonds		29,307
Bonar 2017 Bonds		19,380
Other Bonds		212,318
	Ps.	295,942

Investment in listed corporate securities
Corporate securities denominated in pesos		77,302
Corporate securities denominated in US$		28,382
	Ps.	105,684

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA		1,129,659
Unquoted bills and notes issued by the BCRA		347,431
	Ps.	1,477,090

Total	Ps.	2,071,656
The table below includes disclosures regarding the exposures to sovereign debt according with the guidance provided by the Division of Corporation Finance in their document CF Disclosure Guidance: Topic No. 4.

Total Goverment Securities by country:
Argentina	2.071.656
Total	2.071.656

Total Goverment Securities by counterparty:
Goverment securities	488.882
Argentine Central Bank bills and notes	1.477.090
Corporate securities	105.684
Total	2.071.656
Total Goverment Securities by Financial Instruments according with BCRA GAAP:
Recorded at fair value	1.428.283
Recorded at fair value	1.428.283
Recorded at cost plus return	643.373
Total	2.071.656

    The Bank’s Market Risk Management Policy addresses the guidelines and methodologies for monitoring and controlling the Bank’s price, interest rate and foreign exchange rate risks; this policy also deals with reporting mechanisms, limits and early alert systems to keep the Finance Committee and Senior Management abreast of new developments in the risk profile. Furthermore, this policy defines the roles and responsibilities of the various parties involved.
_ the Bank’s portfolios of securities are monitored on a daily basis and risk is quantified through globally accepted methodologies and practices (above all, “value at risk”) whose limits are fixed b ythe Finance Committee. The robustness of the models used is verified through back-testing procedures and the portfolio exposed to price risks is subject to stress testing.
_ As regards the foreign exchange rate risk, exposure to foreign exchange and its associated risk is described in a weekly report that details the different products and securities exposed.
_ As regards interest rate risk, the amounts and contractual conditions of new originations and of the current portfolio (i.e., loans, deposits, swaps, hedges, securities and other) are monitored to ensure that the Bank is permanently within the limits of its pre-defined risk appetite. This followup is accompanied by an ongoing analysis of the various hedging alternatives in order to reduce interest rate imbalances.
Interest rate risk is quantified through two statistical methodological approaches: “Net financial revenues at risk” and “Economic Value at Risk”. Net financial revenues at risk assesses deviations in interest income caused by changes in interest rates whilst Economic Value at Risk analyzes the potential impairment of the portfolio’s present value as a result of potential ups and downs in the time structure of interest rates. These two approaches also include the “base risk” that arises from imperfect correlations in the adjustment of lending and borrowing rates for securities with similar revaluation features. To supplement these two approaches, mismatch analyses are conducted (gap by interval and accumulated gap) both in Pesos and in US
Funding

Historically, Banco Hipotecario financed its lending operations mainly through:

•	Deposits, principally Time Deposits,
•	the issuance of fixed and floating rate securities in the international capital markets,
•	securitizations of mortgage loans,
•	cash flow from existing loans,

At June 30, 2012 and 2011, Banco Hipotecario had three principal funding sources: bonds, securitizations programs and time deposits. The table below sets forth its liabilities outstanding with respect to each of its sources of funding as of the dates indicated.

	At June 30,		% Change
	2012	2011	2012/2011
	(in millions of pesos, except for percentages)
Bonds (1)	Ps. 1,984.0	Ps. 1,847.2	7.4%
Borrowings from Central Bank.	6.9	12.5	-44.8%
Borrowings from banks and international entities	550.9	200.0	NM
Deposits (1)	6,806.1	5,109.4	34.0%
Total	Ps. 9,347.9	Ps. 7,169.1	30.4%

(1) Excludes accrued interest.

Bonds

The principal amount values of the different series of notes Banco Hipotecario has issued and outstanding as of June 30, 2012 is as follows:

	Outstanding principal amount	Date of issue	Maturity Date	Annual Interest rate
	(millions of pesos)			(%)
Notes Issued in Restructuring:
Long term bond (US$ 449,880 thousand)	193.8	Sep 15, 2003	Dec. 1, 2013	3.0 – 6.0%
Long term bond (EURO 278,367 thousand)	331.7	Sep 15, 2003	Dec. 1, 2013	3.0 – 6.0%
Series 5 (US$ 250,000 thousand)	951.8	Apr. 27, 2006	Apr. 27, 2016	9.750%
Series I (Ps. 90,143)	90.1	Oct. 17, 2012	Apr. 17, 2013	Badlar +350bp
Series II (Ps. 120,101)	120.1	May 11, 2012	Nov 11, 2013	Badlar +195bp
Series III (US$ 10,541 thousand)	47.7	May 11, 2012	Nov 11, 2013	4.5%
Long term bond Series I (Ps. 75,020)	50.0	May 24, 2011	Nov. 30, 2012	Badlar+375bp
Long term bond Series II (US$ 6,114 thousand)	18.4	May 24, 2011	Nov. 30, 2012	5.25%
Long term bond Series III (Ps. 100,000)	100.0	Sep. 30, 2011	Mar 20, 2013	Badlar+400bp
Long term bond Series IV (Ps. 74,823)	74.8	Feb. 5, 2012	Sep. 2, 2013	Badlar+298bp
Long term bond Series V (US$ 1,237 thousand)	5.6	Feb. 5, 2012	Sep. 2, 2013	6.00%
	Ps 1,984.0

Loan Securitization Program

Banco Hipotecario, BACS Banco de Crédito y Securitización S.A. and Tarshop S.A. have executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage and consumer loans to the loan portfolio of different financial institutions as trustee. Once the loans have been transferred to the trust fund it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for setting the amount of the loans ceded by Banco Hipotecario.

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

In December 2001 Banco Hipotecario received authorization from the Central Bank to accept time deposits for individuals as well as institutions and amended its bylaws accordingly, with approval of a majority of its shareholders as required by Argentine Corporate Law. At June 30, 2012 and 2011 its total deposits consisted of the following:

	At June 30,		%Change
	2012	2011	2012/2011
	(in millions of pesos, except for percentages)
Checking accounts	Ps. 2,029.4	Ps. 116.1	NM
Saving accounts	524.1	433.4	21.0%
Time deposits	4,172.9	4,479.5	-6.8%
Other deposits accounts	79.8	80.3	-0.7%
Accrued interest payable	137.1	113.4	20.9%
Total	Ps. 6,943.2	Ps. 5,222,8	32.9%

Its current strategy is to increase deposits significantly over time in order to achieve significant liquidity to maintain and further develop its financing activities.

Twelve month periods ended June 30, 2011 and 2010

General

The following table sets forth the principal components of its net income for the periods ended June 30, 2011 and 2010.

	Period ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Financial income	1,420.5	1,222.3	16.2%
Financial expenses	(748.1)	(661.6)	13.1%
Net financial income	672.4	560.7	19.9%
Provision for loan losses	(110.1)	(100,2)	10.0%
Net contribution from insurance (1)	211.7	92,2	129.5%
Other income from services	568.2	369.4	53.8%
Other expenses for services	(139.4)	(134.3)	3.7%
Administrative expenses	(919.2)	(563.4)	63.2%
Net income from financial transactions	283.6	224.5	26.3%
Miscellaneous income, net (2)	(23.7)	0.3	NM
Non-Controlling interest	(13.4)	(1.5)	NM
Income tax	(28.0)	(24.4)	15.1%
Net income	218.4	198.9	9.8%

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

These factors were partially offset by:

•	Higher administrative expenses mainly related to salaries, social security contributions, and fees related to actions adopted by Banco Hipotecario in developing its retail banking business.
•	Higher financial expenditures principally as a result of higher interest liabilities resulting from increased average balances of time deposits.

Financial Income

The following table sets forth the principal components of its financial income for the periods ended June 30, 2011 and 2010.

	Periods ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Mortgage loans and other financial transactions	246.2	230.2	7.0%
Government and Corporate Securities	447.4	479.3	-6.7%
Adjustment from application of CER clause	9.0	10.5	-14.5%
Mortgage-backed securities	65.1	22.9	184.1%
Cash and due from banks	2.8	0.1	NM
Interbank Loans	8.3	1.8	NM
Other Loans	167.3	92.0	81.8%
Credit card Loans	297.6	198.7	49.8%
Personal Loans	105.2	85.2	23.3%
Overdraft facilities	42.4	57.3	-25.9%
Hedges	6.1	34.6	-82.2%
Others	23.2	9.8	136.8%
Total Financial Income	1,420.5	1,222.4	16.2%

Banco Hipotecario’s financial income increase 16.2% to Ps. 1,420.5 million (Ps. 136.9 million of which corresponded to Tarshop S.A.) for the period ended June 30, 2011 as compared to Ps. 1,222.4 million for the period ended June 30, 2010 primarily as a result of:

•	Higher income from credit cards and personal loans as a result of higher loans originations.

•	Higher income from other loans as a result of higher average balances

•	Higher income from Mortgage-backed securities as a result of more securitizations programs.

These factors were partially offset by:

•	Lower income from government and private securities as a result of lower average balances.

•	Lower income from hedge operations, mainly due to lower market prices.

Financial Expenses

The following table sets forth information regarding its financial expenses for the periods ended June 30, 2011 and 2010.

	Periods ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Bonds and similar obligations	174.3	200.2	-12.9%
Borrowings from banks	17.7	0.6	NM
Borrowings from Central Bank	1.4	1.9	-27.8%
Other(1)	1.4	1.4	-2.1%
Time deposits	420.4	339.9	23.7%
Effects of changes in exchange rates	15.7	0.0	NM
Forward transactions	36.9	70.1	-47.3%
Contributions and taxes on financial income	80.3	47.4	69.2%
Total Financial expenses	748.1	661.6	13.1%

(1)           Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario’s financial expenses for the period ended June 30, 2011 increased 13.1% to Ps.748.1 million (Ps. 50.7 million of which corresponded to Tarshop S.A.) from Ps. 661.6 million for the period ended June 30, 2010 primarily as a result of:

•	Higher interest liabilities as a result of increased average balances on time deposits.

•	Higher liabilities resulting from increased of contributions and taxes on financial income.

This effect was partially offset by:

•	Lower interest liabilities resulting from decreased of Bonds and similar obligations as consequences of a decrease in average balances.

•	Lower financial expenses in forward transactions.

Provision for Loan Losses

The following table sets forth its provision for loan losses for the periods ended June 30, 2011 and 2010.

	Periods ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Provision for loan losses	110.1	100.2	10.0%
Charge-offs	74.1	164.6	--55.0%

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

Net Contribution from Insurance

The following table sets forth the principal components of its net contribution from insurance for the periods ended June 30, 2011 and 2010.

	Periods ended June 30		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Insurance premiums earned
Life	53.2	55.9	-4.9%
Property damage	17.5	17.0	3.3%
Unemployment	0.7	0.8	-11.9%
Others	183.6	33.1	NM
Total Premiums earned	255.0	106.7	138.8%
Insurance claims
Life	4.6	7.0	-34.4%
Property damage	0.5	0.5	1.1%
Unemployment	0.0	0.1	-45.6%
Others	38.2	6.9	NM
Total claims	43.3	14.5	198.0%
Net contribution from insurance activity	211.7	92.2	129.5%

Banco Hipotecario’s net contribution from insurance activities of Ps. 211.7 million during the period ended June 30, 2011 increased 129.5% from Ps. 92.2 million, compared to the period ended June 30, 2010. This increase was primarily a consequence of higher activity level of our subsidiary BHN Sociedad de Inversión S.A.

Other Income from Services

The following table includes the principal components of its other income from services for the periods ended June 30, 2011 and 2010.

	Periods ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Loan servicing fees from third parties	14.9	13.1	13.2%
FONAVI commissions	12.8	9.9	29.2%
Credit Card Commissions	323.0	185.1	74.5%
Other Commissions	47.7	36.2	31.9%
Total Commissions	398.4	244.3	63.0%
Commissions earned by subsidiaries	121.1	95.7	27%
Recovery of loan expenses	47.7	28.7	66.5%
Others	1.0	0.7	43%
Total Others	169.8	125.0	35.8%
Total Other Income from Services	568.2	369.4	53.8%

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

Other Expenses for Services

The following table includes the principal components of its other expenses for services for the periods ended June 30, 2011 and 2010:

	Periods ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Structuring and underwriting fees	5.6	6.7	-16.6%
Retail Bank originations	3.6	2.9	25.3%
Collections	12.9	0.1	NM
Banking services	81.4	130.4	-21.3%
Commissions paid to real estate agents	18.0	15.2	17.9%
Total	121.5	122.4	-0.7%
Contributions and taxes on income from services	17.9	11.9	49.7%
Total Other expenses for services	139.4	134.3	3.7%

Banco Hipotecario’s other expenses for services increased 3.7% to Ps. 139.4 million (Ps. 12.8 million of which corresponded to Tarshop S.A.) for the period ended June 30, 2011 from Ps. 134.3 million in the period ended June 30, 2010. This increase was mainly due to lower banking services, an increase on the commissions paid to real state agents and collections.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the periods ended June 30, 2011 and 2010.

	Periods ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Salaries and social security contributions	485.5	277.0	75.3%
Fees and external administrative services	128.4	86.6	48.3%
Advertising and publicity	63.0	37.3	69.2%
Value added tax and other taxes	42.0	26.6	58.2%
Electricity and communications	26.9	27.3	-1.4%
Maintenance and repair	18.6	16.2	14.7%
Depreciation of bank premises and equipment	14.1	13.6	3.3%
Amortization of organizational expenses	20.5	14.3	43.3%
Corporate personnel benefits	27.5	24.2	13.6%
Rent	17.7	15.4	14.8%
Others	75.0	25.0	199.7%
Total	919.2	563.4	63.2%

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

Miscellaneous Income

The following table sets forth its miscellaneous income for the periods ended June 30, 2011 and 2010.

	Periods ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Penalty interest	31.0	9.8	NM
Reversal of provision for contingencies	0.8	0.3	133.3%
Loan loss recoveries	141.2	87.1	62.2%
Others	21.5	15.7	37.1%
Total Miscellaneous Income	194.4	112.9	72.2%

Banco Hipotecario’s miscellaneous income increased 72.2% to Ps. 194.4 million for the period ended June 30, 2011 from Ps. 112.9 million for the year ended June 30, 2010 primarily as a result of higher loan loss recoveries and penalty interest.

Miscellaneous Expenses

The following table sets forth the principal components of its miscellaneous expenses for the periods ended June 30, 2011 and 2010:

	Periods ended June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Provision for lawsuits contingencies	27.5	5.9	NM
Provision for other contingencies and miscellaneous receivables	6.6	17.0	-61.5%
Provision for administrative organization	32.8	26.8	22.3%
Other taxes	14.6	11.5	26.3%
Benefits prepayments	66.9	28.8	132.2%
Others	69.8	22.5	NM
Total Miscellaneous Expenses	218.1	112.6	93.8%

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

At June 30, 2011 and 2010, Banco Hipotecario SA had three principal funding sources: bonds, securitizations programs and time deposits. The table below sets forth its liabilities outstanding with respect to each of its sources of funding as of the dates indicated.

	At June 30,		% Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Bonds (1)	1,847.2	2,336.5	(20.9)
Borrowings from Central Bank.	12.5	17.1	(26.9)
Borrowings from banks and international entities	200.0	20.2	NA
Deposits (1)	5,109.4	4,390.7	17.2
Total	7,169.1	6,764.5	6.0
             (1) Excludes accrued interest.

Bonds

The principal amount values of the different series of notes Banco Hipotecario has issued and outstanding as of June 30, 2011 is as follows:

	Outstanding principal amount	Date of issue	Maturity Date	Annual Interest rate
	(millions of pesos)			(%)
Notes Issued in Restructuring:
Long term bonds (US$449,880,000)	263.9	Sep. 15, 2003	Dec. 1, 2013	3.0 – 6.0
Long term bonds (Eur 278,367,000)	517.8	Sep. 15, 2003	Dec. 1, 2013	3.0 – 6.0
Series 5 (US$250,000,000)	906.2	Apr. 27, 2006	Apr. 27, 2016	9.75
Commercial Paper serie III	47.4	Dec 3, 2010	Aug 30, 2011	Badlar + 359 bp
Commercial Paper serie IV	12.0	Dec 3, 2010	Aug 30, 2011	5.09
Long term bond serie I	75.0	May 24, 2010	Nov 30, 2012	Badlar + 375 bp
Long term bond serie II	24.9	May 24, 2010	Nov 30, 2012	5.25
	Ps 1,847.2

Loan Securitization Program

Banco Hipotecario, BACS Banco de Crédito y Securitización S.A. and Tarshop S.A. have executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage and consumer loans to the loan portfolio of different financial institutions as trustee. Once the loans have been transferred to the trust fund it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for setting the amount of the loans ceded by Banco Hipotecario.

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

In December 2001 Banco Hipotecario received authorization from the Central Bank to accept time deposits for individuals as well as institutions and amended its bylaws accordingly, with approval of a majority of its shareholders as required by Argentine Corporate Law. At June 30, 2011 and 2010 its total deposits consisted of the following:

	At June 30,		%Change
	2011	2010	2011/2010
	(in millions of pesos, except for percentages)
Checking accounts	116.1	106.6	8.9%
Saving accounts	433.4	313.6	38.3%
Time deposits	4,479.5	3,910.5	14.6%
Other deposits accounts	80.3	60.0	33.9%
Accrued interest payable	113.4	54.5	108.0%
Total	5,222,8	4,445.2	53.1%

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

As of June 30, 2012, we had negative working capital of Ps. 317.4 million. At the same date, we had cash and cash equivalents totaling Ps. 283.1  million, a decrease of  9.3% from the Ps.312.3  million of cash and cash equivalents held as of June 30, 2011.

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

Cash Flow Information

Operating Activities

2012 Fiscal Year

Our operating activities resulted in net cash inflows of Ps.878.6 million for fiscal year 2012, primarily as a result of operating gains of Ps.916.3 million, an increase in trade account payable of Ps.12.9 million, an increase in other liabilities of Ps.4.8 million and a decrease in inventories of Ps.185.7 million. These were partially offset by an increase in accounts receivable, net of Ps.70.3 million, an increase in other receivables and prepaid expenses, net of Ps.8.8 million, a decrease in advances from customer, salaries and social security payable and taxes payable of Ps.161.1 million and an increase in intangible assets, net of Ps.0.9 million.

2011 Fiscal Year

Our operating activities resulted in net cash inflows of Ps.571.8 million for fiscal year 2011 primarily as a result of operating gains of Ps.752.0 million, a decrease in inventories of Ps.57.1 million, an increase in accounts receivable of Ps.112.8 million, and an increase in other receivables and prepaid expenses of Ps.24.2 million, an increase in intangible assets of Ps.3.1 million, decrease in advances from customers, salaries and social security payable and taxes payable of Ps.76.6 million, a decrease in trade accounts payable of Ps.7.1 million and a decrease in other liabilities of Ps.13.5 million.

2010 Fiscal Year

Our operating activities resulted in net cash inflows of Ps.376.5 million for fiscal year 2010, primarily as a result of operating gains of Ps.668.7 million, an increase in trade accounts payable of Ps.24.7 million. These were partially offset by an increase in accounts receivable, net of Ps.108.9 million, an increase in other receivables and prepaid expenses, net of Ps.40.8million, a decrease in advances from customers, salaries and social security payable and taxes payable of Ps.120.2 million and a decrease in other liabilities of Ps.15.9 million.

Investment Activities

2012 Fiscal Year

Our investing activities resulted in net cash outflows of Ps.402.3 million for fiscal year 2012, of which (i) Ps. 164.2 million were related to investments in shares, mainly in the acquisition of 262,927 additional shares of TGLT, the acquisition of Bitania 26 S.A’s shares, representative of 49% of its capital stock and the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. (“SHI”), (ii) Ps. 92.9 million and 40.8 million were related to the acquisition of fixed assets and undeveloped parcels of land, respectively (see “Capital Expenditures”), (iii) Ps. 7.4 million were related in the acquisition of businesses and assets net of cash acquired, mainly the related to Arcos del Gourmet S.A, (iv) Ps. 74.8 million were related to the increase of other investments, (v) Ps. 22.0 million related to capital loans to subsidiaries, (vi) Ps. 10.0 million were related to the risk fund created in the reciprocal guarantee company Don Mario S.G.R. ; partly offset by Ps. 12.3 million, were related to collection of dividends.

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

Financing Activities

2012 Fiscal Year

Our financing activities resulted in net cash outflows of Ps.505.4 million. Our net cash used in financing activities for fiscal year 2012 was primarily related to (i) Ps. 441.0 million  were related to payment of short-term and long-term debt, (ii) Ps. 267.5  were related in dividends payment, (iii) Ps. 248.3 million  were related to interest payments, (iv) Ps.23.3 million were related to payment of financed purchases; partially offset by (i) an increase in financial loans of Ps.123.2 million, (ii) our issuance of notes for Ps.295.0 million, net of issuance expenses and (iii) Ps. 56.4 million were related to capital contributions, by minority owners in related parties

2011 Fiscal Year

Our financing activities resulted in net cash inflows of Ps.335.1 million. Our net cash provided by financing activities for fiscal year 2011 was primarily related to (i) an increase in financial loans of Ps.225.8, (ii) our issuance of notes for Ps.757.4 million, net of issuance expences; partially offset by (i) the payment of short-term and long-term debt for Ps.248.1 million, (ii) the payment of Ps. 10.9 of financed purchases, (iii) the payment of Ps. 142.0 million in interests and (iv) the payment of dividends to shareholders for Ps.247.9 million.

2010 Fiscal Year

Our financing activities resulted in net cash inflows of Ps.44.9 million. Our net cash provided by financing activities for fiscal year 2010 was primarily related to (i) an increase in short-term and long-term debt of Ps.371.3 million, (ii) Ps. 46.2 million in capital contribution by minority owners in related parties, (iii) Bond issuance for Ps. 79.8 million and (iv) Ps.22.7 million in short term securities issuance; partly offset by (i) Ps. 221.2 million payment of short-term and long-term debt, (ii) Ps.50.0 million in payment of financed purchases, (iii) Ps. 136.5 million in interest payments, (iv) Ps. 55.4 million in dividends payment, and (vi) Ps. 12.0 million in notes repurchase.

Indebtedness

 The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2012:

Schedule of Maturities or Amortization	Currency	Less than 1 year	More than 1 year and up to 2 years	More than 2 years and up to 3 years	More than 3 years and up to 4 years	More than 4 years	Total (1)	Annual Average Interest Rate
		(In million Pesos, constant currency, as of June 30, 2012)(2)						(%)
Banking debt and other
Bank loans (3)	Ps./US$	320,203	-	-	-	-	320,203
Hoteles Argentinos’ secured loans	Ps/US$.	1,865	-	-	-	-	1,865
IRSA’s 2013 Series III Notes	Ps.	102,888	51,032				153,920	Badlar+ 249 bp
IRSA’s 2014 Series IV Notes	US$	38,278	114,665				152,943	7.45%
APSA’s 2014 Convertible Notes for US$ 50 M (4)	US$	1	-	38	-	-	39	10%
APSA’s 2017 Notes for US$ 120 M (Series I)	US$	4,554	(455)	(910)	-	482,333	485,522	7.875%
IRSA’s 2017 Notes	US$	23,175	(710)	(710)	(710)	677,973	699,018	8.50%
IRSA’s 2020 Notes	US$	34,004	(875)	(875)	(875)	663,702	695,081	11.50%
Seller financing (2)	US$	49,775	18,959	-	-	62,765	131,499
Financial Leases	US$	944	107	213	53	106	1,423
Total banking debt and other		575,687	182,723	(2,244)	(1,532)	1,886,879	2,641,513
Total debt		575,687	182,723	(2,244)	(1,532)	1,886,879	2,641,513

(1)	Figures may not sum due to rounding.
(2)	Exchange rate as of June 30, 2012 US$1.00 = Ps. 4.527.
(3)	Includes bank overdrafts.
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

On March 14, 2012, Hoteles Argentinos refinanced its Ps. 15.8 million loan with Standard Bank Argentina S.A. through a bank checking account overdraft agreement with such bank. Under this agreement, a fixed interest rate is paid and the agreement’s term is renewable each month. On that same date, the US$ 0.4 million loan held with such bank was repaid. On September 12, 2012, the other US$ 0.4 million loan held with such bank was also repaid.

Alto Palermo Convertible Notes due 2014

On July 19, 2002, APSA issued US$ 50.0 million unsecured Convertible Notes in exchange for cash and the settlement of certain liabilities owed to its shareholders. The proceeds received by APSA were used to repay short term bank loans for Ps. 27.3 million and to redeem secured notes issued by APSA for Ps. 52.8 million. The notes accrue interest (payable semi-annually) at a 10.0% fixed interest rate per annum and are convertible at any time at the holder’s option into shares of common stock of Ps. 0.10 par value each. The conversion rate per U.S. dollar is the lower between (i) Ps. 3.08642 and (ii) the result from dividing the exchange rate prevailing on the conversion date by APSA’s common shares’ par value. The convertible notes’ original maturity date was July 19, 2006, but the noteholders’ meeting held on May 2, 2006 extended the initial maturity date to July 19, 2014. The rest of the terms and conditions remained unaltered. During the fiscal years 2003, 2004, 2005, 2006, 2007, 2011 and 2012 the holders of approximately US$18.25 million Convertible Notes of APSA exercised their conversion rights; therefore, APSA issued 4,829,745; 22,852,514; 52,741,373; 1,539,000, 101,582, 477,544,197 and 277,777 common shares, respectively. If all the holders of Convertible Notes exercise their conversion rights, APSA’s total amount of outstanding shares would increase from 1,259.9 million to 2,239.7 million.

As of June 30, 2012, we held US$ 31.7 million of APSA’s convertible notes.

Alto Palermo series I and series II notes

On May 11, 2007, Alto Palermo issued two new series of notes under its global program. Series I consists of notes for a principal amount of US$120 million, which accrue interest at a fixed rate of 7.875% per annum, payable semi-annually, and with maturity on May 11, 2017.

Series II consists of notes for a principal amount of Ps. 154 million (equivalent to US$50 million), which accrue interest at 11% per annum, payable semi-annually, and are repayable in seven semi-annual installments commencing on June 11, 2009. All these notes were fully repaid as scheduled and the last installment was paid in January 2012.

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

Therefore, as of June 30, 2012, our consolidated holdings of Alto Palermo’s Series I notes amounted to US$ 10.0 million (The entire amount is held by APSA) in nominal value.

Acquisition of Alto Palermo’s Series II Notes

During fiscal 2009, we purchased US$ 15.1 million in principal amount of APSA’s Series II Notes, for a total of US$ 8.2 million, representing a weighted average price of US$ 0.5513. In turn, in the course of fiscal year 2009, our subsidiary APSA purchased US$ 3.0 million in principal amount of its Series II notes, for a total of US$ 2.3 million, representing a weighted average price of US$ 0.75.

APSA’s Series II notes matured during this fiscal year.

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

Issuance of Series III and Series IV Notes

On February 10, 2012, we issued:

i)
Series III Notes, for a principal amount of Ps. 153.2 million, accrue interest at BADLAR rate plus 249 basis points, and mature 18 months from their issue date. They are repayable in three consecutive payments due within 12, 15 and 18 months after their issue date; and;

ii)
Series IV Notes, for a principal amount of US$ 33.8 million (equivalent to Ps. 146.9 million), which accrue interest at a fixed rate of 7.45%, are subscribed and repayable in Pesos at the applicable exchange rate, and mature 24 months after the issue date. They are repayable in 4 equal consecutive payments due within 15, 18, 21 and 24 months after their issue date.

Debt restructuring for the acquisition of Edificio República

On April 28, 2008, we executed a loan agreement secured by a mortgage with Banco Macro S.A. pursuant to which Banco Macro S.A. lent us US$ 33.6 million which applied to the repayment of the debt balance owed to Fideicomiso República, which was incurred with respect to the acquisition of Edificio República. The principal shall be repaid in five annual, equal and consecutive installments maturing on April 28 each year and accruing interest at an annual nominal rate of 12% payable semi-annually on April and October 28, of each year. Banco Macro’s loan is secured by a mortgage on the property known as “Edificio República”. In May 2012, partially prepaid the fifth installment under this loan; therefore, the outstanding principal balance amounts to US$ 0.2 million.

Capital Expenditures

Fiscal Year 2012. During the fiscal year ended June 30, 2012, we invested Ps. 154.0 million of which (i) Ps.113.2 million are related to acquisitions and improvements of fixed assets, mainly due to (a) the acquisition of Nuevo Puerto Santa Fe S.A for Ps. 17.9 million, (b) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental for Ps. 1.3 million, Ps. 0.4 million and Ps. 3.7 million, respectively, (c) work in progress and improvements in our shopping centers for Ps. 34.6 million and Ps.21.1 million, respectively, (d) improvements in our properties Catalinas Norte and Intercontinental for Ps. 6.2 million and Ps. 0.5 million, respectively, (e) work in progress in our properties Bouchard 710 and Maipu 1300 for Ps. 0.3 million and Ps. 0.3 million, respectively and (f) Ps. 19.0 million are related to advances for fixed assets, and (ii) Ps. 40.8 million in the acquisition of plots of land, mainly the Lujan plots of land (Ps. 40.1 million).

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

D. Trend Information

International Outlook

During 2011, the global economy continued its recovery after the 2008 financial crisis. According to International Monetary Fund (“IMF”) data, in 2011, the world’s Gross Domestic Product (“GDP”) rose 3.9% and accumulated an annualized growth of 3.6% in the first quarter of 2012. GDP in the developed countries increased by 1.6% in 2011, whereas in the developing countries it soared 6.2%.

During fiscal year 2012, the financial markets’ outlook was gloomy. At global level, the MSCI All Countries index decreased by 8.68% when measured in US Dollars; the MSCI World (representative of developed markets) decreased 7.99% whilst the MSCI Emerging Markets decreased17.87%. Except for the S&P500, which rose 4.04%, the performance of most of the markets was negative: the FTSE 100 decreased 5.13%, the Nikkei 7.81%, the Bovespa 11.96% and the Merval 28.85%.

As concerns the Argentine economy, during 2011 the GDP maintained the high growth rate experienced in 2010 (when it increased 9.2%). According to the Ministry of Economy, while in the third quarter of 2011 it recorded a year-on-year growth of 9.3%, during the fourth quarter a slight deceleration was observed, translated into a 7.3% growth rate. In this way, in 2011 GDP increased by 8.9%. In the year to date, a deceleration in economic activity levels is noted, although the same positive trend is maintained. For the first 5 months of 2012, the Monthly Economic Activity Estimator (EMAE), usually used to predict the GDP, recorded a year-to-date increase of 3% compared to the same period in the previous fiscal year, showing a downward trend.

Once again, the main component of aggregate demand that largely explains the growth in activity levels has been private consumption, along with the increase in purchasing power. In this regard, private consumption recorded an annual growth of 10.7% in real terms, accounting for 66.1% of the GDP.

The Shopping Centers sector exhibited major sales growth in the first four months of 2012. Shopping Centers’ turnover benefited greatly from the expansion that is being perceived in consumption. Based on the information released by INDEC, sales recorded a cumulative increase of 27% for the 12 months to April 2012 compared to the same period of 2011, boosted by the good mood amongst consumers and the tangible improvements in household nominal income.

Most of the retail offering sectors exhibited outstanding dynamism in that period. The principal increases were in “Food Courts and Food”, “Apparel” and in “Entertainment and Leisure”, with increases in excess of 30%.

As concerns the office market, Cushman & Wakefield’s latest market report shows that by the end of June the general vacancy rate of class A buildings in Buenos Aires was 10.8% (two percentage point above last year’s figures) while rental prices per square meter per month reached US$ 28. The report shows that as the current vacancy levels are low, prices would remain stable and could even rise a little as a result of the inflationary scenario, although this trend could be counterbalanced if the exchange rate varies significantly. On the other hand, absorption remains stable, and it is expected that more square meters will be delivered than in the previous year (a new inventory of 70 thousand square meters is estimated), which could result in a larger number of transactions.

As regards the residential market, according to ISAC, the surface area covered by the permits granted for private construction works decreased 4.2% in June 2012 compared to the previous month. Moreover, as compared to the same month of the previous year, this figure decreased14.1%. However, in the aggregate, the cumulative value for the first half of 2012 records a fall of 0.1% as compared to the same period of 2011.

In connection with the Hotel sector, the Argentine Ministry of Tourism reported that 5,693,738 tourists visited Argentina in 2011, an increase of 6.9% as compared to 2010. During 2012, there has been an upsurge of domestic tourists, which had grown 7.7% as of June 2012 compared to the previous year. According to official data, Argentina is the country with the largest influx of travelers from South America. The Brazilian market has contracted slightly if we compare the first half of 2011 vs. the first half of 2012, although Brazil is still leading the ranking of tourists arriving in Argentina. It is followed by the countries of the rest of America, the United States and Canada and to a lesser extent, Europe.

E. Off-Balance Sheet Arrangements

At June 30, 2012, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2012:

		Payments due by period (2) (in thousands of Pesos)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt (3)	3,607,408	521,597	549,004	334,838	2,201,969
Other long-term obligations	41,284	8,804	16,341	15,631	508
Total (1)	3,648,692	530,401	565,345	350,469	2,202,477

(1)	Includes our main financial and related parties' debts and tax amnesty plan payable.
(2)	Includes accrued interest and prospective interest.
(3)	Net of repurchased Notes

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

Currently our board of directors is composed of fourteen directors and two alternate directors. Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a full director or until a new director is designated.

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

Ricardo Esteves, Cedric Bridger, Mario Blejer, Ricardo H. Liberman and Enrique Antonini are independent directors, pursuant to Comisión Nacional de Valores’ Resolution No. 400/2002.

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

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. He is currently chairman of Inversiones Ganaderas S.A. and Cactus Argentina, BrasilAgro, second vice-chairman of Cresud and executive vice-chairman of Alto Palermo. He is also vice-chairman of Nuevas Fronteras and Hoteles Argentinos. He is the brother of Chairman Eduardo S. Elsztain, Daniel Ricardo Elsztain and a cousin of Director Fernando A. Elsztain.

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

Senior Management

Appointment of Senior Management

Our board of directors appoints and removes senior management.

Senior Management Information

The following table shows information about our current senior management appointed by the Board of Directors:

Name	Date of birth	Position	Current position held since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Daniel Ricardo Elsztain	12/22/1972	Chief Real Estate Business Officer	2012
David A. Perednik	11/15/1957	Chief Administrative Officer	2002
Jorge Cruces	12/22/1972	Chief Real Estate Officer	2007
Matias Ivan Gaivironsky	02/23/1976	Chief Financial Officer	2011

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

Matias Ivan Gaivironsky.  Mr. Matías Gaivironsky obtained a degree in business administration at Universidad de Buenos Aires. He has a Master in Finance from Universidad del CEMA. Since 1997 he has served in various positions at Cresud, IRSA and APSA, and he has served as Chief Financial Officer since December 2011. In 2008 he served as Chief Financial Officer in Tarshop and was later appointed Manager of the Capital Markets and Investor Relations Division of Cresud, IRSA and APSA.

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

The following table shows information about the members of our supervisory committee, who were elected at the annual ordinary shareholders’ meeting, held on October 31, 2011:

Name	Date of Birth	Position	Expiration Date	Current position held since
José Daniel Abelovich	07/20/1956	Regular Member	2012	1992
Marcelo Héctor Fuxman	11/30/1955	Regular Member	2012	1992
Noemí Ivonne Cohn	05/20/1959	Regular Member	2012	2010
Sergio Leonardo Kolaczyk	11/28/1964	Alternate Member	2012	2011
Roberto Daniel Murmis	04/07/1959	Alternate Member	2012	2005
Alicia Graciela Rigueira	12/02/1951	Alternate Member	2012	2006

Set forth below is a brief biographical description of each member of our supervisory committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of Cresud, Alto Palermo, Alto Palermo Shopping, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the supervisory committee of Cresud, Alto Palermo, Alto Palermo Shopping, Inversora Bolívar and Banco Hipotecario.

Noemí Ivonne Cohn. Mrs. Cohn obtained a degree in accounting from the Universidad de Buenos Aires. She is a partner of Abelovich, Polano y Asociados S.R.L. / Nexia International, an accounting firm in Argentina, and she works in the Audit sector. Mrs. Cohn worked in the audit area of Harteneck, López and Company, Coopers & Lybrand in Argentina and in Los Angeles, California. Mrs. Cohn is a member of the Supervisory Committees of Cresud and APSA, among others.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the Universidad de Buenos Aires. He is a professional of Abelovich, Polano & Asociados S.R.L. / Nexia International. He is also an alternate member of the Supervisory Committee of Alto Palermo and us.

Roberto Daniel Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos del Ministerio de Economía of Argentina. Furthermore, he is a member of the supervisory committee of Cresud, Alto Palermo Shopping, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

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

Senior Management

We pay our senior management a fixed amount, established by taking into consideration their background, capacity and experience, and an annual bonus which varies according to their individual performance and our overall results. The total and aggregate cash compensation of our senior management for the fiscal year ended June 30, 2012 was Ps.13.2 million.

 Supervisory Committee

The shareholders meeting held on October 31, 2011, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Capitalization Plan

We have a defined contribution plan covering its key managers in Argentina. The Plan was effective on January 1, 2006. Employees may begin participation voluntarily on monthly enrollment dates. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (Base Contributions) and pre-tax contributions of up to 15% of their annual bonuses (Extraordinary Contributions). Under the Plan, we match employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions. Contribution expense was Ps. 0.77 million, Ps. 0.03 million, and Ps. 1.0 million for the years ended June 30, 2012, June 30, 2011, and June 30, 2010, respectively. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. Our contributions are also held in trust. Participants or their assignees, as the case may be, may have access to the 100% of our contributions under the following circumstances:

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

D. Employees

As of June 30, 2012, we had 1,587 employees on a consolidated basis. Our Development and Sale of Properties and Office and Other Non-Shopping Center Rental Properties segments had 92 employees, of which 36 were represented by the Commerce Union (Sindicato de Empleados de Comercio, or SEC) and 6 were represented by the Horizontal Property Union (SUTERH). Our Shopping Centers and Consumer Financing segments had 833 employees, of which 466 were under commerce collective labor agreements. Our Hotels segment had 662 employees, with 512 are represented by the Tourism, Hotel and Gastronomy Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, or UTHGRA).

The following table sets forth the number of employees by business segment as of the dates indicated:	Development and sale of properties and Office and other non-shopping center retail properties(1)	Shopping Centers	Hotels(2)	Financial Operations and others	Consumer Financing(3)	Total
As of June 30, 2010	88	774	682	-	719	2,263
As of June 30, 2011	82	811	678	-	-	1,571
As of June 30, 2012	92	833	662	-	-	1,587

(1)	Includes us, Inversora Bolívar, Baldovinos, Madero, Libertador 498.
(2)	Hotels include Intercontinental, Sheraton Libertador and Llao Llao.
(3)	Consumer Financing includes Tarshop.

E. Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the executive committee, supervisory committee and senior management as of June 30, 2012:

Name	Position	Number of Shares	Percentage
Directors
Eduardo Sergio Elsztain (1)	Chairman	382,362,673	66.08%
Saúl Zang	Vice-Chairman I	540,073	0.09%
Alejandro Gustavo Elsztain	Vice- Chairman II	1,875,000	0.32%
Fernando Adrián Elsztain	Regular Director	-	-
Carlos Ricardo Esteves	Regular Director	-	-
Cedric D. Bridger	Regular Director	-	-
Marcos Fischman	Regular Director	-	-
Fernando Rubín	Regular Director	368,050	0.06%
Gary S. Gladstein	Regular Director	210,030	0.04%
Mario Blejer	Regular Director	60,220	0.01%
Mauricio Wior	Regular Director	-	-
Gabriel Adolfo Gregorio Reznik	Regular Director	-	-
Ricardo Liberman	Regular Director	26,521	0.00%
Daniel Ricardo Elsztain	Regular director	179,600	0.03%
Salvador Darío Bergel	Alternate director	-	-
Enrique Antonini	Alternate director	-	-
Senior Management
Matias Gaivironsky	Chief Financial Officer	81,430	0.01%
Jorge Cruces	Chief Real Estate Officer	77,379	0.01%
David Alberto Perednik	Chief Administrative Officer	115,040	0.02%
Supervisory Committee
José Daniel Abelovich	Member	-	-
Marcelo Héctor Fuxman	Member	-	-
Noemí Ivonne Cohn	Member	-	-
Sergio Leonardo Kolaczyk	Alternate member	-	-
Roberto Daniel Murmis	Alternate member	-	-
Alicia Graciela Rigueira	Alternate member	-	-

(1)
Includes (i) 371,517,973 common shares beneficially owned by Cresud, (ii) 8,998,030 common shares beneficially owned by Inversiones Financieras del Sur S.A., (iii) 628,070 common shares beneficially owned by Consultores Assets Management S.A., and (iv) 1,218,600 common shares owned directly by Mr. Elsztain

Option Ownership

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

	Share Ownership as of June 30, 2012
Shareholder	Number of Shares	Percentage (3)
Cresud (1)	371,517,973	64.2%
Directors and officers including Eduardo Elsztain (3)	23,868,943	2.5%
National Social Security Agency (“ANSES”)	25,914,834	4.5%
Total	421,301,750	66.7%

(1)
Eduardo S. Elsztain is the beneficial owner of 189,078,240 shares of Cresud, representing 38.79% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 66.1% of our shares by virtue of his investment in Cresud.

(2)
As described in notes (1) and (2) above, Mr. Elsztain may be deemed to be the beneficial owner of 66.1% of our outstanding shares consisting of Includes (i) 371,517,973 common shares beneficially owned by Cresud, (ii) 8,998,030 common shares beneficially owned by Inversiones Financieras del Sur S.A., (iii) 628,070 common shares beneficially owned by Consultores Assets Management S.A., and (iv) 1,218,600 common shares owned directly by Mr. Elsztain. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding shares may be as high as 382,362,673 common shares, representing 66.1% of our outstanding shares.

(3)	As of June 30, 2012, the number of outstanding shares was 578,676,460.

Cresud is a leading Argentine producer of basic agricultural products. Cresud’s shares began trading on the Bolsa de Comercio de Buenos Aires on December 12, 1960, under the trading symbol “CRES” and on March 1997 its ADSs began trading on the Nasdaq Stock Market under the trading symbol “CRESY.”

Changes in Share Ownership

Shareholder	June 30, 2008 (%)	June 30, 2009 (%)	June 30 2010(%)	June 30, 2011 (%)	June 30, 2012 (%)
Cresud(1)	38.4	50.2	57.6	57.7	64.2
IFISA(2) (3)	1.6	0.4	-	-	1.7
D.E. Shaw & Co. Inc.	6.7	7.7	7.7	7.7	-
Directors and officers (4)	0.5	0.9	1.7	1.4	0.8
National Social Security Agency (“ANSES”)	4.1	4.3	4.5	4.5	4.5
Total	51.3	63.5	71.5	71.3	71.2

(1)
As of June 30, 2012, Eduardo S. Elsztain is the beneficial owner of 189,078,240 shares of Cresud, representing 38.79% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 66.1% of our shares by virtue of his investment in Cresud.

(2)
Eduardo S. Elsztain is the Chairman of the board of directors of IFIS, a corporation organized under the laws of Bermuda and IFISA, a corporation organized under the laws of Uruguay. Mr. Elsztain, is the beneficial owner of 34.36% of IFIS capital stock, which owns 100% of IFISA. As a result, Mr. Elsztain may be deemed to be the beneficial owner of an additional 1.55% of our shares due to IFISA’s 1.55% interest in us, without taking into account his indirect interest in us through Cresud.

(3)
As described in notes (1) and (2) above, Mr. Elsztain may be deemed to be the beneficial owner of 66.1% of our outstanding shares consisting of Includes (i) 371,517,973 common shares beneficially owned by Cresud, (ii) 8,998,030 common shares beneficially owned by Inversiones Financieras del Sur S.A., (iii) 628,070 common shares beneficially owned by Consultores Assets Management S.A., and (iv) 1,218,600 common shares owned directly by Mr. Elsztain. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding shares may be as high as 382,362,673 common shares, representing 66.1% of our outstanding shares.

(4)	Includes only direct ownership of our Directors and Senior Management.
(5)	As of June 30, 2012, the number of outstanding shares was 578,676,460.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

We are not aware of any arrangements that may, when in force, result in a change in control.

 Securities held in the host country

As of June 30, 2012, our total issued capital stock outstanding consisted of 578,676,460 common shares. As of June 30, 2012, there were approximately 35,753,494 Global Depositary Shares (representing 357,534,940 of our common shares, or 61.8% of all or our outstanding shares) held in the United States by approximately 54 registered holders.

B. Related Party Transactions

We increased our investment in Banco Hipotecario

In 1999, we acquired 2.9% of Banco Hipotecario for Ps.30.2 million in connection with its privatization. Over the years, we have gradually increased our ownership interest in Banco Hipotecario. In fiscal year 2002, we increased our ownership interest to 5.7%. During 2003 and 2004, we increased our investment in Banco Hipotecario to 11.8% by acquiring additional shares, and by acquiring and exercising warrants, for an aggregate purchase price of Ps.33.4 million. In May 2004, we sold Class D shares representing 1.9% of Banco Hipotecario to IFISA, one of our controlling shareholders, for Ps.6.0 million. In 2008 and 2009, we acquired additional shares of Banco Hipotecario for an aggregate purchase price of US$132.5 million, bringing our ownership interest to 26.9%. In 2010, we acquired additional shares of Banco Hipotecario for an aggregate purchase price of Ps.118.7 million, bringing our ownership interest in Banco Hipotecario to 28.03%. In 2011, we acquired additional shares of Banco Hipotecario for an aggregate purchase price of Ps. 36.4 million increasing our ownership interest in Banco Hipotecario to 29.77%. As of June 30, 2012, we owned approximately 29.77% of the outstanding capital stock of Banco Hipotecario.

  Line of Credit

In May 2012, APSA entered into an agreement with us, by which we granted a line of credit for up to the sum of US$ 14,500,000 for a period of 180 days at a rate of 7.5%. Our Audit Committee had no objections with the transaction.

Buy and sell of Quality Invest Shares

In June, 2012, APSA acquired 50% of Quality Invest shares from us, for a total purchase price of US$ 9,7 million. The main asset of Quality Invest S.A. is the Nobleza Picardo´s industrial plant located at Partido de San Martín, Province of Buenos Aires, which represent a total of 160,000 square meters, with 80,000 square meters covered area occupied by high quality storehouse that are currently being used industrially. Quality Invest S.A. has recently obtained the extension of the categories the plant was subjected to from the City Hall of San Martín. The new categories are Shopping Mall, Entertaining, Events, Commercial Offices, Parking Lots and complementary uses. Taking into consideration aforementioned and the strategic location, we are evaluating the future development of a Shopping Mall. Our Audit Committee had no objections with the proposed transaction.

Line of Credit

On August 27 2012, CYRSA granted us and CYRELA, its shareholders, a credit line for a maximum amount of Ps. 190 million, each, for a term no to exceed one year. Daily interest accrued on each disbursed amount will be based on the Private Sector Badlar Rate.

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

During fiscal years ended on June 30, 2010, 2011 and 2012, Cresud continued to increase its stake in our company, reaching 57.5%, 57.7% and 64.2% respectively by the end of such periods.

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

Legal Services

During the fiscal years ended June 30, 2012, 2011 and 2010 we paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps.7.0 million, Ps.6.0 million and Ps.5.0 million, respectively, as payments for legal services. Our director, Saúl Zang, and our alternate director, Salvador D. Bergel, are partners of this law firm. Juan C. Quintana Terán, our alternate director, is of-counsel of this law firm. Ernesto Manuel Viñes, a partner of the firm, is a member of the board of directors of our equity investee Banco Hipotecario.

Dolphin Fund

Since 1996, we have invested in Dolphin Fund Plc, an open-ended investment fund which is related to our director and principal shareholder Eduardo Elsztain. These investments are carried at market value as of year-end. Unrealized gains and losses relating to investment funds are included in financial results, net, in the consolidated statements of income. The amounts relating to our net (loss) gain on holding Dolphin Fund Plc. for the years ended June 30, 2010, 2011 and 2012 were Ps.3.2 million, Ps. (4.2) million and Ps. (12.3) million, respectively. During September and October 2012, we made an additional investement of US$ 25 million in Dolphin Fund Plc.

Loan agreements with Banco Hipotecario

As of June 30, 2012 several members of the senior management of Banco Hipotecario had mortgage loans from Banco Hipotecario for a total amount of approximately Ps. 1.1 million with an average interest rate of 15.8%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

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

In this regard, on June 30, 2004, we, Alto Palermo and Cresud entered into an agreement for the exchange of corporate services, which was amended on August 23, 2007, August 14, 2008, November 27, 2009, July 11, 2011, and October 15, 2012.

The agreement for the exchange of corporate services among Alto Palermo, Cresud and us, currently provides for the exchange of services among the following areas: human resources, finance, institutional relationships, administration and control, insurance, errands, running service, safety contracts, technical, infrastructure and services, purchases, architecture and design and development and works department, audit and control, Board of Directors, General Management department, public affaires, real estate, hotels and tourism and risks and processes.

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

In spite of the above, we, Cresud and Alto Palermo continue to be independent as regards the execution of their business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, nor does it affect the efficiency of the internal control systems or the internal and external auditors’ tasks of each of the companies or the possibility of presenting the transactions related to the agreement in the manner provided in FACPCE Technical Resolution No. 12. Mr. Alejandro Gustavo Elsztain is acting as General Coordinator while Mr. Cedric Bridger has been appointed as individual responsible person on our behalf, a member of the Audit Committee.

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

As of June 30, 2012 we held US$31.7 million convertible notes of Alto Palermo.

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

Consequently, as of June 30, 2012, our consolidated holding of Alto Palermo’s Series I Notes was US$10.0 million nominal value (all of which are held by APSA).

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

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the abovementioned criminal procedure, that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution is not final because it was appealed. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps. 54.2 million, as of June 30, 2012, would be lost. As of June 30, 2012, we had not established any reserve with respect of this contingency.

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

Llao Llao Resorts S.A.’s request was denied and on July 14, 2008, the court of appeals announced by means of a Executive Branch Decree dated June 18, 2008, that it had confirmed the settlement approved by the court of original jurisdiction. On March 17, 2009, the National Supreme Court admitted the appeal against the Executive Branch Decree and decided to suspend the enforcement of the judgment. On March 9, 2010, by means of an order dated February 28, 2010, the National Supreme Court announced the rejection of the extraordinary appeal.

In accordance with a final liquidation agreed by the parties, Llao Llao Resorts S.A. paid Ps.10.2 million to the Argentine National Parks Administration.

On September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part on the proceedings amount to Ps.1.8 million. Llao Llao Resorts S.A. filed for an appeal against the award for considering the amount excessively high. In turn the auctioneer filed for an appeal against the award for considering the amount excessively low. After various judicial instances, the courts render favorable decision to Llao Llao Resorts S.A. and considered Llao Llao Resorts S.A. debt was settled as it related to the liquidation approved in the record of proceedings. Furthermore, the appeal remedy regarding fees awarded to the auctioneer reduced them from Ps.1.8 million to Ps.1.1 million, plus VAT. As of the date of this annual report such fees have been made available for collection. Additionally, as of the date of this annual report Llao Llao Resorts S.A. has paid the fees of the attorneys of the Argentine National Parks Administration which amounts to Ps.1.4 million.

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

On November 8, 2010, Shopping Neuquén was served notice of a resolution issued by the High Court of Neuquén, by which certain pending fees to be borne by Shopping Neuquén were established. Such decision is not final. As of June 30, 2012, an agreement was reached with some of the attorneys of the City Hall for the payments fees.

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

After we sold the Edificio Costeros, dique II, on November 20, 2009, we requested an opinion to the Antitrust Authority as to whether it was necessary to report this transaction. The Antitrust Authoriry advise us that it was required to notify the transaction. We challenged this decision, but it was confirmed. On December 5, 2011, we notified the transaction, which decision is still pending.

We filed a new request for the Antitrust Authority’s opinion regarding our acquisition of Bank Boston Tower on August 30, 2007. The Antitrust Authority advised us that we were in fact required to report the transaction and the competent court ratified such decision. On November 3, 2010, the transaction was filed with the Antitrust Authority. On November 10, 2011 the transaction was authorized.

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

On December 3, 2009, Alto Palermo filed a request for the Antitrust Authority’s opinion regarding Alto Palermo’s acquisition of shares of Arcos del Gourmet S.A. The Antitrust Authority advised the parties that the transaction has to be notified. On December, 2010 the transaction was filed with the Antitrust Authority. As of the date of this annual report, the decision of the Antitrust Authority is still pending.

On September 21, 2010, after Alto Palermo sold 80% of its shares of Tarshop, Alto Palermo requested the Antitrust Authority’s clearance for such transfer. As of the date of this annual report, the decision of the the Antitrust Authority is still pending.

On April 11, 2011, Quality requested the Antitrust Authority opinion regarding Quality’s acquisition Property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. located in San Martín, Province of Buenos Aires. The Antitrust Authority stated that there was an obligation to notify the situation, but Quality filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the Antitrust Authorities' decision regarding the obligation to notify and, therefore, on February 23, 2012, the transaction was filed. As of the date of this annual report, the Antitrust Authority is analyzing this decision.

On august 23, 2011, Alto Palermo S.A. notified the Antitrust Authority the direct and indirect adquisition of shares of Nuevo Puerto Santa Fé S.A., the transaction involved the direct acquisition of 33.33% of Nuevo Puerto Santa Fé S.A. and 16.66% through our controlled vehicle Torodur S.A. As of the date of this annual report the transaction is being analyzed by the Antitrust Authority.

On June 16, 2012, we sold to Cabaña Don Francisco S.A. certain Costeros Dique IV´s functional units, to be used for office space, and complementary units to be used for parking. In addition, we assigned upon the purchaser all rights and interests arising from lease agreements involving the conveyed units. As a result, an advisory opinion was requested from the Antitrust Authority as to the need to report such transaction. As of the date of this annual report, the Antitrust Authority is analyzing the transaction.

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

On February 2, 2007, we issued our fixed-rate notes due 2017 in an aggregate principal amount of US$150.0 million, which accrue interest at an annual interest rate of 8.5% payable semiannualy and mature on February 2, 2017.

On July 20, 2010, we issued fixed-rate notes due in 2020 in an aggregate principal amount of US$ 150.0 million, which accrue interest at an annual interest rate of 11.5% payable semiannually and mature on July 20, 2020.

Additionally, on February 14, 2012, we issued our Badlar notes due in 2013, in an aggregate principal amount of Ps 153.2 million which accrue interest at an annual rate of Badlar rate plus 249 basis points, and our fixed rate notes due in 2014 for a total amount of US$ 33.8 million, which accrue interest at an annual interest rate of 7.45%.

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
•
100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by us or by our restricted subsidiaries from (a) any contribution to our capital stock or the capital stock of our restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of our restricted subsidiaries subsequent to the issue of our notes due, (b) issuance and sale subsequent to the issuance of our notes due 2017 or our indebtedness or the indebtedness of our restricted subsidiaries that has been converted into or exchanged for our qualified capital stock, or (c) any reduction in our indebtedness or any restricted subsidiary, (d) any reduction in debt investment (other than permitted investments) and return on assets, or (e) any distribution received from non-restricted subsidiaries.

Our dividend policy consists in the distribution of an amount up to the highest of a) twenty per cent (20%) of the Sales, leases and services of “Office and other Non-Shopping Center Rental Properties” segment, defined in Segment information, as of June 30 of each year, or b) twenty per cent (20%) of Net income defined in the Consolidated Statements of Income as of June 30 of each year. This policy requires that we must at all times comply with the covenants imposed by our financial obligations.

The table below presents the dividend payment ratio and the total amount of dividends paid for, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in historical Pesos of their respective payment date.

Year declared	Cash dividends	Cash dividends(1)	Stock dividends(1)	Total per common share
	(in million of Ps.)	(Ps.)	(Ps.)	(Ps.)
1997	15.0	0.110	—	0.110
1998	13.0	0.060	0.05	0.110
1999	18.0	0.076	0.04	0.116
2000	—	—	0.20	0.204
2001	—	—	—	—
2002	—	—	—	—
2003	—	—	—	—
2004	—	—	—	—
2005	—	—	—	—
2006	—	—	—	—
2007	—	—	—	—
2008	—	—	—	—
2009	31.7	0.055	—	0.055
2010	120.0	0.207	—	0.207
2011	311.6	0.539	—	0.539
2012	99,0	0.171	—	0.171

(1)	Corresponds to payments per common share.

B. Significant Changes.

Libertador 498

On August 8, 2012,we entered into a preliminary sales agreement for the sale of an unit and parking spaces of the building located at Avenida Libertador 498 for a total amount of Ps. 15 million.On August 31, 2012, we executed the deed of conveyance.

Acquisition of equity interest in Rigby 183

In September 2012, we, through our subsidiary IRSA International LLC, contractually agreed to purchase the whole 33.36% interest that Rigby Madison LLC holds in Rigby 183, owner of the building identified as Madison 183 in Manhattan.  As a result, our interest in Rigby 183 will increase to 82.36% of its capital stock.

The amount of the transaction was US$ 32.5 million, of which US$ 5 million have been paid while the remaining balance is to be paid upon closing of the transaction.

Sale of Hersha´s shares

On September 4, 2012, we sold 2,000,000 common shares of Hersha for US$ 9.7 million. After this transaction our interest in Hersha amounts to 8.12%.

Bouchard Plaza

In September 2012, we entered into a preliminary sales agreement for the sale of two units and parking spaces of Bouchard Plaza located in Plaza Roma of the City of Buenos Aires. The total price for the transaction was US$8.5 million, which will be collected at the time the deed of conveyance is executed.

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

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2008 through October 17, 2012. The table also shows the high and low daily closing prices of our GDSs in U.S. dollars and the quarterly trading volume of our GDSs on the NYSE for the first quarter of 2008 through October 17, 2012. Each GDS represents ten common shares.

	Buenos Aires Stock Exchange			NYSE
	Share	Ps. per Share		GDS	US$ per GDS
	Volume	High	Low	Volume	High	Low
Fiscal Year 2008
1st Quarter	8,223,304	6.45	4.68	12,236,600	20.84	14.45
2nd Quarter	7,824,963	5.75	4.60	11,040,908	18.05	14.43
3rd Quarter	14,655,868	4.65	3.98	12,673,507	14.31	12.54
4th Quarter	4,415,141	4.78	3.62	13,062,516	15.10	11.19
Annual	35,119,276	6.45	3.62	49,013,531	20.84	11.19
Fiscal Year 2009
1st Quarter	3,762,169	3.57	2.26	8,494,740	12.00	7.27
2nd Quarter	10,154,077	2.25	1.15	11,729,450	7.11	3.08
3rd Quarter	2,806,623	1.50	1.10	2,515,185	4.53	3.01
4th Quarter	4,308,241	1.95	1.40	3,352,171	5.00	3.54
Annual	21,031,110	3.57	1.10	26,091,546	12.00	3.01
Fiscal Year 2010
1st Quarter	4,860,106	3.15	1.87	4,150,441	8.3	4.75
2nd Quarter	4,233,548	3.75	2.89	3,108,017	9.87	7.85
3rd Quarter	2,946,428	4.24	3.4	2,564,299	10.83	9.05
4th Quarter	3,799,325	5.23	4.18	4,055,650	13.23	10.22
Annual	15,839,407	5.23	1.87	13,878,407	13.23	4.75
Fiscal Year 2011
1st Quarter	3,216,854	5.80	4.12	5,280,873	14.79	10.41
2nd Quarter	6,564,773	6.97	5.52	6,160,767	17.56	13.92
3rd Quarter	2,538,953	6.85	5.72	4,155,521	16.77	13.80
4th Quarter	3,134,678	5.90	5.29	2,138,722	13.78	12.46
Annual	15,455,258	6.97	4.12	17,735,883	17.56	10.41
Fiscal Year 2012
1st Quarter	1,559,282	5.83	4	2,145,035	13.75	8.52
2nd Quarter	980,406	5.2	3.95	1,398,563	11.17	8.60
3rd Quarter	1,338,946	5.5	4.6	2,481,773	11.24	10.01
4th Quarter	1,298,975	5.03	3.87	5,169,653	9.67	6.48
Annual	5,177,609	5.83	3.87	11,195,024	13.75	6.48
Fiscal Year 2013
1st Quarter	1,583,675	4.90	4.25	2,809,916	7.35	6.55
July 2012	193,289	4.90	4.60	798,851	7.20	6.86
August, 2012	316,745	4.80	4.33	994,695	7.35	6.65
September, 2012	1,073,641	4.48	4.25	1,016,370	6.99	6.55
As of October 17, 2012	194.877	4,94	4,40	885.638	7,76	7,09
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

MAE brokers/dealers members, include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be the MAE’s brokers/dealers.

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

The majority shareholders of the Caja de Valores S.A. are the Buenos Aires Stock Exchange and the MERVAL (49.98% each).

Information regarding the Buenos Aires Stock Exchange

	As of June 30,
	2011	2012
Market capitalization (Ps.billion)	1,593.19	1,979.10
Average daily trading volume (Ps.million)	52.83	46.05
Number of listed companies	106	104

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2012, approximately 104 companies had equity securities listed on the Buenos Aires Stock Exchange. As of June 30, 2012, approximately 4.65% of the total market capitalization of the Buenos Aires Stock Exchange was represented by the securities of the ten largest national companies.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 0.59% increase in 2008, a 102.98 % increase in 2009, a 47.77 % increase in 2010, a 29.22% decrease in 2011 and a 8.62% decrease in the first six months of 2012. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

The related person with an interest in the transaction should submit all the relevant documentation to the approval of the board of directors. The directors shall request a report of the audit committee stating if the conditions of the operation may be reasonably considered adequate according to normal market conditions and additionally, they may request a report of two independent evaluating firms that shall have informed about the same matter and about the other operation conditions. Immediately after being approved by the board of directors the transaction has to be informed to the Comisión Nacional de Valores .

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

When we declare and pay dividends on the common shares, the holders of our GDRs, each representing the right to receive ten ordinary shares, outstanding on the corresponding registration date, are entitled to receive the dividends due on the common shares underlying the GDRs, subject to the terms of the Deposit Agreement dated as of May 24, 1994, as amended and restated as of December 12, 1994, as further amended and restated as of November 15, 2000, executed by and between us, The Bank of New York Mellon, as depositary and the eventual holders of GDRs. The cash dividends are to be paid in Pesos and, except under certain circumstances, are to be converted by the Depositary into U.S. dollars at the exchange rate prevailing at the conversion date and are to be paid to the holders of the GDRs net of any applicable fee on the dividend distribution, costs and conversion expenses, taxes and public charges. Since January 2002 and due to the devaluation of the Peso, the exchange rate for the dividends will occur at a floating market rate, which, as of the date of this annual report is Ps. 4.507 for each U.S. dollar.

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

In addition, the Comisión Nacional de Valores must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly listed to hold 5% or more of the voting power and of every change in the holdings of such person that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares of a company or who otherwise have voting control of a company, as well as directors, officers and members of the supervisory committee, must provide the Comision Nacional de Valores with annual reports setting forth their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

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

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations on ownership of securities or exercise of voting rights, by non-resident or foreign shareholders. However, foreign shareholders must fulfill certain requirements with the IGJ (“Inspección General de Justicia”) in order to assure that they will be able to properly exercise their voting rights. General Resolution No. 7 passed in September 2003 by the Inspección General de Justicia, and other related regulations set forth certain requirements for foreign entities registered with the Inspección General de Justicia. It provides, among other requirements, disclosure of information related to their proprietary interests in assets located outside Argentina to be at least equivalent in value to those located inside Argentina. The entities must comply with these requirements in order to (1) perform activities on a regular basis through their Argentine branches (Section 118 Argentine Corporate Law), or (2) exercise their ownership rights in Argentine Companies (Section 123 Argentine Corporate Law). In cases where the Inspección General de Justicia has concluded that the entities (a) do not have assets outside Argentina; or (b) have non-current assets that are not materially significant compared to those non-current assets which are owned by them and located in Argentina; or (c) the entity’s address in Argentina becomes the place where this entity makes a majority of its decisions, corporate or otherwise, the entities may be required to amend and register their by-laws to comply with Argentine law, thereby becoming an Argentine entity subject to Argentine law according to Section 124 of Argentine Corporate Law. In addition, Argentine companies with shareholders consisting of such entities that fail to comply with these requirements may be subject to the following sanctions: (1) the Inspección General de Justicia may not register corporate decisions adopted by the Argentine Company when its off-shore shareholder votes as a shareholder and when that vote is essential in attaining a majority. Any decisions made pursuant to such vote related to the approval of its annual balance sheet may be declared null and void for administrative purposes; (2) whether or not the vote of the off-shore entity is necessary for purposes of determining quorum or majority, the Inspección General de Justicia may register the decision without considering that vote; and (3) the directors of the Argentine Company may be held personally liable for actions taken by the Argentine Company.

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

D. Exchange Controls

Foreign Currency Regulation

All transactions involving the purchase of foreign currency must be settled through the single free exchange market (Mercado Único Libre de Cambios, or “MULC”) where the Central Bank supervises the purchase and sale of foreign currency. Under Executive Branch Decree No. 260/2002, the Argentine government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the Central Bank. Under Communication “A” 3471, as amended, the Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

Outflow and Inflow of Capital

Inflow of capital.

Under Argentine Foreign Investment Law No. 21,382, as amended, and the wording restated under Executive Branch Decree No. 1853/1993, the purchase of stock of an Argentine company by an individual or legal entity domiciled abroad or by an Argentine “foreign capital” company (as defined under the Foreign Investment Law) represents a foreign investment.

Under Executive Branch Decree No. 616/2005, as amended, the Argentine government imposed certain restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market, including that inflowing new indebtedness and debt renewals by persons domiciled abroad must be agreed and cancelled within periods not shorter than 365 calendar days, irrespective of the method of payment. Additionally, such debt may not be prepaid before the lapse of such period. Such restrictions do not apply to (i) foreign trade financing, or (ii) primary public offering of equity or debt instruments issued under the public offering procedure and listed on self-regulated markets.

Pursuant to Communication “A” 4359, as amended, which regulated the Executive Branch Decree N° 616/2005, a registered, non-transferable and non-interest bearing deposit which must be kept in Argentina for a period of 365 calendar days, in an amount equal to 30% of any inflow of funds into the domestic exchange market arising from (i) foreign debt (excluding foreign trade); and (ii) purchase of interests in Argentine companies that are not listed on self-regulated markets, except for direct investments and other transactions that may result in the inflow of foreign currency, or in indebtedness of a resident towards a nonresident. However, primary debt offerings by means of public offerings which are listed on a self-regulated market are exempted from such requirements. The mandatory deposit must be made in U.S. dollars and held in Argentine financial institutions and it may not be used to guarantee or as collateral of any type of credit transactions.

Communication “A” 4377, amended by Communication “A” 4762 and 4933, exempted from keeping the 30% mandatory deposit the following transactions:

i)	Inflows of funds made by Multilateral and Bilateral Credit Agencies, either directly or through their related agencies.
ii)
Financial indebtedness with non-resident financial or private sector, to the extent the funds, net of taxes and expenses, are applied to the purchase of foreign currency for the payment of external debt services or the formation of long-term assets.

iii)
Any other financial indebtedness with non-resident financial or private sector, to the extend the inflows had been incurred and repaid in an average term no less than two years, including principal and interests and, to the extent, the funds are applied to investment in non financial assets by the private sector.

iv)	Foreign currency settlements by argentine residents derived from foreign currency loans granted by local financial institutions.
v)
Direct investment contributions in local companies (pursuant to Communication “A” 4662 which defines “direct investment”as the participation in the capital stock which must be no less than 10%) and sale of interests in the capital stock of local companies to direct investors.

With respect to item v), there are some requirements aiming to comply with the accurate capitalization of the direct investment contribution regarding the actual capitalization and registration of the contribution with the Public Registry of Commerce in a term of 250 calendar days, otherwise, the mandatory deposit shall be made within 10 calendar days.

Additionally, Communication “A” 4901, dated February 5, 2009, exempts from the obligation to keep such mandatory deposit in the case of inflows into the exchange market made by nonresidents, when the Pesos resulting from the settlement of the foreign currency are applied within the following ten business days to any of the purposes set forth by the classification of current transactions in international accounts, namely: a) discharge of advance payments or liabilities for income and personal asset taxes payable by individuals who are regarded as residents from a tax standpoint; b) payment by nonresidents of contributions to the social security system or payments to employee-owned or prepaid healthcare systems; c) payment of other taxes which, given their nature, are borne by nonresidents in their capacity as taxpayers, and always provided that such payment does not entitle the nonresident to claims vis-à-vis the tax authorities or third parties; and d) other rates and services supplied by residents. In addition, such exemption on mandatory deposits, subject to certain additional requirements, is also applicable to funds remitted from abroad by nonresident companies on behalf of employees from international corporate groups who are temporarily abroad, to local companies responsible for the settlement of taxes and for making the relevant payments.

Outflow of capital, including the availability of cash or cash equivalents

Exchange Transactions Inquiry Program.

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

Pursuant to Communication “A” 5239, afterward replaced by Communication “A” 5245, in the case of sales of foreign exchange (foreign currency or banknotes) for the formation of off-shore assets by residents without the obligation of subsequently allocating it to specific purpose, entities authorized to deal in foreign exchange may only allow transactions through the MULC by those clients who have obtained the validation and who comply with the rest of the requirements set forth in the applicable foreign exchange regulations. The following are exempted from the Inquiry Program, among others: a) international agencies and institutions that act as official export credit agencies, diplomatic and consular offices, bilateral agencies established under International Treaties; and b) local governments.

Sales of foreign exchange other than for the formation of off-shore assets by residents without a specific purpose are also exempted from the Inquiry Program, although, the financial entities must verify that the other requirements established by the MULC are accomplished.

On August 6, 2012, Resolution #3210 was replaced by Resolution #3356 enacted by AFIP. This resolution sets forth more restrictions for the access to the foreign exchange market, in particular for the outflow of funds made by residents. Both resolutions (3210 and 3356) are related with Communications “A” 5239 (currently abrogated) and 5245.

Financial Indebtedness

In accordance with Communication “A” 5265, the transactions arising from financial indebtedness of the financial sector, private non-financial sector and local governments must be settled in the foreign exchange market.

The provisions reach indebtedness with bonds, financial loans and any other transaction by which a disbursement of funds from a non-resident had been carried out. The obligation of settlement through the MULC shall be conducted within 30 calendar days as from the date of the disbursement abroad and the transfer shall be deposited in a local bank account.

Any new financial indebtedness paid in through the MULC and any debt renewal with financial non-residents and private non-residents shall be settled, maintained and renewed for at least 365 calendar days as from the date of the disbursement, and they may not be prepaid before such term, whatever the manner of the cancellation of the obligation with the creditor had been agreed and independently of whether said cancellation is channeled through the MULC or not.
The primary issuance of publicly securities traded in self regulated markets is exempted of the foregoing provisions.

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

On October 27, 2011, the Central Bank issued Communication “A” 5236 which rearranged in the same text all the regulations related to the purchase of foreign currency for the formation of off-shore assets by residents,  (i.e. Communication “A” 5198 and 5220). Notwithstanding, as a result of several amendments of the restrictions to the foreign exchange marked to residents, certain provisions which allowed individual and legal entities to purchase foreign currency without specific allocation, has been suspended, In particular, the transactions described below has been affected by the new regulations (Communication “A” 5318 as of July, 5, 2012), preventing individuals who are Argentine residents, legal entities organized in Argentina and trusts set up with contributions from the national public sector, to perform the following transactions and, consequently, to transfer funds abroad:

•
Purchase up to US$ 2,000,000 per month for the following purposes: real estate investments abroad, loans to nonresidents, contributions by residents of direct investments abroad, off-shore portfolio investments by individuals, other off-shore investments by residents, off-shore portfolio investments by legal entities, purchase of foreign banknotes to be held in Argentina and purchases of traveler checks, and donations.

As it was mentioned, Communication “A” 5236, item 4.2. which regulated the outflow of fund allowing residents to access to the MULC for the formation of off-shore assets without a specific allocation by residents has been suspended  and, up to now, the Central Bank has not issued any other measure or provisions in this regard.

Regardless the suspension stated by Communication “A” 5318, it is important to summarize the most relevant aspects related to formation of off-shore assets with specific and no specific allocation which were ruled by Communication “A” 5236, items 4.1. and 4.2:

•
Formation of off- shore assets for subsequent allocation for specific purposes: Up to January 27, 2012, individuals and legal entities domiciled in Argentina were authorized to purchase foreign currency without any limitation for the purpose of making direct investments abroad involving the production of non-financial goods and services, always provided that certain conditions are met (Communication “A” 5236, item 4.1).

•
Formation of off-shore assets for subsequent allocation without specific purposes: individuals who were Argentine residents, legal entities organized in Argentina and trust set up with contributions from the national public sector were authorized to purchase up to US$2,000,000 per month for the following purposes: : real estate investments abroad, loans to nonresidents, contributions by residents of direct investments abroad, off-shore portfolio investments by individuals, other off-shore investments by residents, off-shore portfolio investments by legal entities, purchase of foreign banknotes to be held in Argentina and purchases of traveler checks, and donations (Communication “A” 5236, item

4.2).

 However, it was required the fulfillment of the following requirements:

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

Outflow of funds for payment to non-residents

According to Communication “A” 5264, as amended, in general terms the access to the foreign exchange market for resident in order to pay services, debts and profits to non-residents has no limits or restrictions. The access to the MULC requires the filing of certain documentation by residents evidencing the validity of transactions for which the funds are purchase for its remittance abroad.

Payment of services

As it previously stated, there is no restriction applicable for payments to be made to non-residents for performed services. The regulation includes all types of services without making any difference The financial entity shall require the filing of documentation evidencing the authenticity of the transaction, the service rendered by the non-resident to the resident and the amount to be transferred abroad.

Payment of rents (interest, profits and dividends)

As of January 8, 2003, by Communication “A” 3859, item 3, Argentine companies may transfer profits abroad and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Central Bank. Such Communication was replaced by Communication “A” 5264.

The payments of profits and dividends to non-residents or ADR’s is authorized, insofar as such payments are made according to financial statements duly closed, audited and approved by shareholders’ meeting.

The financial entity shall verify the accomplishment of the formalities established by Communication “A” 3602, as amended, and the fulfillment of the report of direct investment ruled by Communication “A” 4237 (please see below the Reporting System).

Payment of  foreign financial indebtedness

Access to the exchange market is allowed for payments of principal amounts due, with the exception of the financial institutions subject to rediscounts granted by the Central Bank of Argentina and which have restructured their debt with foreign creditors (Executive Branch Decree No. 739/2003 and Communication “A” 3940 of the Central Bank).

In general terms, access to MULC for payment of principal, interest and prepayment of financial indebtedness incurred by Argentine residents in the private non-financial sector and financial sector are subject to regulations set forth by Communications “A” 5265 as of January 3, 2012.

The sale of foreign currency for the payment of financial indebtedness must be made through check issued by the resident o debit to the resident local bank account. The financial entity must verify that the reporting system has been complied in accordance with Communication “A” 3602. Additionally, the payment may only proceed should the funds disbursed had remained in Argentina for at least 365 calendar days, in accordance with Executive Branch Decree N° 615/2005.

Interest payments: Pursuant to Communication “A” 5264, item 3.7., the access to the MULC for the purchase of foreign currency so as to pay interests for financial indebtedness may be made:

a.	Up to 5 business day prior to the due date of each interest installment and to pay interest accrued within such interest period;

b.	To pay interest accrued as from the date of the settlement of the disbursement through the local foreign exchange market; or

c.
To pay interest accrued as from the date of the actual disbursement; provided that the funds disbursed abroad were credited in correspondent accounts of entities authorized to settle such funds through the local exchange market, within 48 hours as from the date of their disbursement.

In all cases, the financial entity must verify the filing of the documents required by Communication “A” 3602 (affidavit related to the financial indebtedness) and Communication “A” 4237 (reporting of direct investment owned by non-residents) in case the creditor is part of the debtor’s economic group.

Principal Repayments: Foreign currency necessary to pay principal on foreign indebtedness owed by the private non-financial sector may be acquired:

a.	within 30 calendar days prior to the stated maturity of the applicable obligation; provided that the funds disbursed under such obligation have remained in Argentina for at least 365 days; or

b.
with the anticipation required from an operating standpoint in order to pay to the creditor at maturity, in case of principal installments the payment of which depends on the satisfaction of specific conditions expressly contemplated in the contracts executed by and between the parties involved.

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

Nonresidents must comply, every semester, with the above mentioned reporting system if the amount of the investment in Argentina reaches or exceeds US$ 500,000. If no such amount is reached, the reporting system is optional.

Direct investments made outside Argentina by Argentine residents

Argentine residents are required to meet the reporting system set forth in Communication “A” 4237 every year if the value of their investments abroad reaches or exceeds US$1.0 million and its under US$5.0 million, and every semester if it reaches or exceeds US$ 5.0 million. If the value of such investments abroad does not reach US$1.0 million, compliance with the reporting system is optional.

Sales of foreign exchange to nonresidents

It is not required the previous consent of the Central Bank, unless the following conditions are met:

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

For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisers and read the full text of Executive Branch Decree 616/2005, Resolution No. 365/2005 of the Ministry of Economy and Production and Criminal Exchange Law No. 19,359, as well as the relevant regulations and supplementary provisions. Interested parties may consult such regulations through the website of the Ministry of Economy and Public Finance (http://www.infoleg.gob.ar) or the Central Bank (http://www.bcra.gob.ar).

Money Laundering

Argentine Law No. 25,246, as amended by Laws N° 26118, 26268 and 26683, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a particular amount by which the criminal type proceeds (AR$300,000), the crimes committed which assets’ value is lesser than said amount are also punished but the prison sentence is reduced.

After the enactment of Law 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was separated from the title “Concealment” as originally disposed.  Therefore, money laundering is a crime which may be prosecuted independently.

a)
The money laundering law creates the Financial Information Unit (UIF) is in charge of the analysis, treatment and transmission of information in order to prevent and impede the money laundering originating from, among others:Crimes related to the traffic and illegal commercialization of drugs (Law N° 23,737)

b)	Crimes related to arms traffic (Law N° 22,415);

c)	Crimes related to illegal association o terrorist association

d)	Crimes committed by illegal associations organized to commit crimes for political or racial purposes;

e)	Crimes against Public Administration

f)	Crimes of minor’s prostitution and child pornography

g)	Crimes related to terrorism financing

The UIF analyzes the information received by the entities that have the obligation to report suspicious activities or operations and, as the case may be, inform the Public Ministry so as to carry out the investigations that may be considered relevant or necessary.

The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, non-profits organizations, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of : (i) maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”; (ii) reporting any suspicious activity or operation and (iii) acting according the Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint a officer responsible for the monitoring and control under the Money Laundering Law.

On May 8, 2005, the Comisión Nacional de Valores enacted Resolution No. 554 which establishes that broker-dealers and other intermediaries that are subject to its supervision can only take part in securities transactions if they are ordered or executed by parties that are registered or domiciled in jurisdictions that are not included in the list of tax heavens included in Executive Branch Decree No 1344/98. Furthermore, the Resolution provides that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the Comisión Nacional de Valores, are allowed only if such agency has signed a memorandum of mutual understanding with the Comisión Nacional de Valores. Regarding the listed companies under the supervision of the Comisión Nacional de Valores, the Resolution No. 554 states that they shall identify any entity or individual (whether or not a shareholder at that time), that makes a capital contribution or a significant loan, and comply with the same obligations established in the previous paragraph for the brokers-dealers and other intermediaries.

In connection with Resolution No. 554, the Central Bank issued Comunicación “A” 4940, as amended, which rules that non-residents of Argentina must obtain the prior approval of the Central Bank in order to purchase foreign currency in the exchange market to repatriate investments when the beneficiary of such repatriation is an individual or an entity registered or domiciled in a jurisdiction listed as a tax heaven in Executive Branch Decree No 1344/98.

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

Passive Foreign Investment Company

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2012, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

Taxation of Capital Gains

Subject to the discussion under “Passive Foreign Investment Company” above, for United States federal income tax purposes, you will generally recognize capital gain or loss on any sale, exchange, redemption or other taxable disposition of our common shares or GDSs in an amount equal to the difference between the U.S. dollar value of the amount realized for the common shares or GDSs and your tax basis in the common shares or GDSs determined in U.S. dollars. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes. Consequently, you may not be able to use the foreign tax credit arising from any Argentinean tax imposed on the disposition of our common shares or GDSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Argentine Personal Assets Tax

Amounts paid on account of the Argentine Personal Assets Tax, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

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

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2011. There can be no assurance that in the future this tax will be absorbed by us.

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

Gross Income Tax

The gross income tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of shares and GDSs, and/or the collection of dividends at an average rate of 6%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving shares and/or the collection of dividends and revaluations is exempt from this tax.

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

Notwithstanding, for the City of Buenos Aires, any instrument related to the transfer of shares which public offering is authorized by Comisión Nacional de Valores is exempt from this tax.

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

Transfer Taxes

There are no taxes levied on the sales and/or transfers of shares or ADSs. Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee.

Notwithstanding the foregoing, at the provincial level, the Province of Buenos Aires passed Law No. 14,044 whereby it imposed a tax on the gratuitous transmission of property, effective as from January 1, 2010, whose basic features are as follows:

•
The tax on gratuitous transmission of property is applicable to any enrichment resulting from transmissions made for no consideration, including: inheritances, legacies, donations, inheritance advance payments or any other event that implies a gratuitous monetary enrichment.

•	The tax on gratuitous transmission of property is payable by individuals and artificial persons that are beneficiaries of a gratuitous transmission of property.

•
For taxpayers domiciled in the Province of Buenos Aires, the tax on gratuitous transmission of property is applicable over the total amount of the gratuitous enrichment, in respect of property situated both in and outside of the Province of Buenos Aires. Instead, for taxpayers domiciled outside of the Province of Buenos Aires, the tax on gratuitous transmission of property is applicable only over the gratuitous enrichment resulting from the transmission of such property as is situated within the Province of Buenos Aires.

•
The following property, among others, is deemed situated in the Province of Buenos Aires (i) securities and shares of stock, membership or equity interests and other negotiable instruments representing capital stock, issued by governmental or private entities and companies domiciled in the Province of Buenos Aires; (ii) securities, shares of stock and other negotiable instruments issued by private entities or companies domiciled in a different jurisdiction that were physically situated in the Province of Buenos Aires at the time of their transmission; and (iii) securities, shares of stock and other negotiable instruments representing capital stock or its equivalent issued by entities or companies domiciled in another jurisdiction which are also physically situated in another jurisdiction, in proportion to the issuers’ assets situated in the Province of Buenos Aires.

•
Gratuitous transmissions of property are exempt from tax when their aggregate value, excluding deductions, exemptions and exclusions, is equal to or lower than $ 60,000 and it rises to $250.000 in the case of parents, children and spouse.

•	Step-up rates from 4% to 15.9% have been established, based on the degree of kinship and taxable base involved.

The gratuitous transmission of common shares or ADSs could be subject to the tax on gratuitous transmission of property to the extent that it forms part of gratuitous transmissions of property made for an aggregate amount in excess of $ 60,000, excluding deductions, exemptions and exclusions.

As regards the existence of taxes on conveyances of property without valuable consideration in the remaining provincial jurisdictions, an analysis must be conducted based on the legislation of each province in particular.

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

As of June 30, 2012 we had current investments of Ps. 380.6 million. In view of the nature of our total portfolio, an immediate 100 BPs parallel shift change in the interest rate curve would not have a significant impact on the value of our investment portfolio.

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

	As of June 30, 2012
	Expected contractual maturity date (1)
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total	Fair Value (6)	Average Interes rate
	US$ million equivalent
Significant liabilities
Fixed rate debt (US$):
Principal payment and accrued interest(2)	5.2				150.0	155.2	125.2	8.5
Principal payment and accrued interest(3)	7.7				150.0	157.7	128.4	11.5
Principal payment and accrued interest(4)	8.8	25.4				34.2		7.45
Principal payment and accrued interest(5)	1.4	31.7				33.2		10
Principal payment and accrued interest(6)	1.3				120	122.6	99.1	7.88
Variable rate debt (US$):
Principal payment and accrued interest(7)	81.2					81.2		Float
Variable rate debt (Ps.)(8):
Principal payment and accrued interest(9)	65.3	11.3				76.5		Float
Principal payment and accrued interest(10)	52.6					52.6		Float
Principal payment and accrued interest(11)	7.1					7.1		Float

(1)	Seller financing not included.
(2)	Corresponds to our note due 2017.
(3)	Corresponds to our note due 2020.
(4)	Corresponds to the series IV note due 2014.
(5)	Corresponds to APSA Convertible Notes. See “Operating and Financial Review and Prospects—Indebtedness—Convertible Notes.”
(6)	Corresponds to APSA series I notes due 2017. Debt issuance cost not included.
(7)	Dollar-denominated bank loans.
(8)	Peso-denominated loans were converted to Dollars at an exchange rate of Ps.4.507 per U.S. Dollar
(9)	Corresponds to the series III note due 2013.
(10)	Dollar-denominated bank loans.
(11)	Corresponds to APSA short term bank loans.

Sensitivity to Exchange Rates and Interest rates

We are also exposed to changes in interest rates primarily as a result of our borrowing activities, which include short-term borrowings, and other floating-rate long-term debt used to maintain liquidity and fund our business operations.

As of the date of this annual report, we have short term floating rate debt and an upward shift of 100 Bps in the general interest rate level would imply an increase of US$1.7 in our interest expense over the next fiscal year.

On the other hand, our outstanding fixed rate indebtedness is represented mainly by our notes due 2017 and 2020 which accrues interest at a fixed rate of 8.5% per year and 11.5% per year, respectively. As of June 30, 2012, the fair market value in Pesos equivalent of the 2017 notes was US$ 125.2 million and fair market value in Pesos equivalent of the 2020 notes was US$ 128.4 million (includes accrued interest). As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 3.9% in 2017 notes fair market value and a decrese of 5.1% in 2020 notes fair market value.

In addition, Alto Palermo’s Series II fair market value tends to drop 4.5% per 100 Bps of increase in interest rate levels.

A change of 1% in Peso U.S. Dollar exchange rate would imply a Ps.19.4 million change in the Peso equivalent of our debt face value and increases our interest expenses in Ps.1.4 million annually. In addition, a change of 1% in Ps. / US$ exchange rate would imply a Ps.5.4 million change in the Peso equivalent of Alto Palermo’s debt face value and increases their interest expenses in Ps.0.4 million annually. As of June 30, 2012, the fair market value in Pesos equivalent of APSA Series I notes was Ps.452.3 million (includes accrued interest). As a measure of sensitivity, an upward shift of 100 Bps in the general interest rate level would imply a decrease of 3.7% in its fair market value.

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

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our GDS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2012 for an amount of US$ 131,918.

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

On February 2, 2007, we issued our fixed-rate notes due in 2017 for an aggregate principal amount of US$150.0 million, which accrue interest at an annual interest rate of 8.5% payable semiannualy and mature on February 2, 2017.

On July 20, 2010, we issued fixed-rate notes due in 2020 for an aggregate principal amount of US$ 150.0 million, which accrue interest at an annual interest rate of 11.5% payable semiannually and mature on July 20, 2020.

Additionally, on February 14, 2012, we issued our Badlar notes due in 2013, for an aggregate principal amount of Ps 153.2 million which accrue interest at an annual rate of Badlar rate plus 249 basis points, and our fixed rate notes due in 2014 for a total amount of US$ 33.8 million, which accrue interest at an annual interest rate of 7.45%.

As a result, we cannot give you any assurance that we will pay any dividends with respect to our common shares in the future.

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
•
100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by us or by our restricted subsidiaries from (a) any contribution to our capital stock or the capital stock of our restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of our restricted subsidiaries subsequent to the issue of our notes due, (b) issuance and sale subsequent to the issuance of our notes due 2017 or our indebtedness or the indebtedness of our restricted subsidiaries that has been converted into or exchanged for our qualified capital stock, or (c) any reduction in our indebtedness or any restricted subsidiary, (d) any reduction in debt investment (other than permitted investments) and return on assets, or (e) any distribution received from non-restricted subsidiaries.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

ITEM 15.	Controls and Procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “ Exchange Act ”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2012. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of fiscal year 2012.

B. Management´s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Argentine generally accepted accounting principles applicable.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control–Integrated Framework. Based on this assessment and the criteria set forth in Internal Control–Integrated Framework, management concluded that, as of the end of fiscal year 2012, our internal control over the financial reporting was effective.

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

C. Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2012 and June 30, 2011, we were billed a total amount of Ps. 6.1 million and Ps. 4.2 million respectively, for professional services rendered by our principal accountants for the audit of our annual consolidated financial statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal years ended June 30, 2012 and June 30, 2011, no audit realted services were provided.
 Tax Fees

During the fiscal years ended June 30, 2012 and June 30, 2011, we were billed a total amount of Ps.0.07 million and Ps. 0.02 million, respectively, for professional services rendered by our principal accountants for tax compliance, tax advice, and tax planning.

All Other Fees

During fiscal year ended June 30, 2012 and June 30, 2011 we were billed for professional services rendered by our principal accountants, including fees mainly related to special assignments and courses, a total amount of Ps.0.86 million and Ps. 0.90 million, respectively.

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

H. Mine Safety Disclosures

This section is not applicable.
PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-254

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

4.1**	Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated June 30, 2004.
4.2****	English translation of the Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated August 23, 2007.
4.3*****	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4******	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5*******	English translation of the Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated March 12, 2010.
4.6********	English translation of the Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated July 11, 2011.
4.7	English translation of the Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated October 15, 2012.
8.1	List of Subsidiaries.
11.1***	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-3 (File No. 333-7984) filed with the SEC on November 18, 1997.
**	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form 6-K (File No. 001-13542) filed with the SEC on July 6, 2004.
***	Incorporated herein by reference to the registrant's registration statement on Form 6-K (File No. 001-13542) filed with the SEC on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 27, 2007.
*****	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 30, 2008.
******	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 30, 2009.
*******	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 30, 2010.
********	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 28, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA Inversiones y Representaciones Sociedad Anónima

October 30, 2012	By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
Chief Executive Officer

Page
IRSA Inversiones y Representaciones Sociedad Anónima
Report of Independent Registered Public Accounting Firm	F – 2
Consolidated Balance Sheets as of June 30, 2012 and 2011	F – 4
Consolidated Statements of Income for the years ended June 30, 2012, 2011 and 2010	F – 5
Consolidated Statements of Changes in Shareholders´ Equity for the years ended June 30, 2012, 2011 and 2010	F – 6
Consolidated Statements of Cash Flows for the years ended June 30, 2012, 2011 and 2010	F – 7
Notes to the Consolidated Financial Statements	F – 10

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (“the Company”) at June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012 in conformity with accounting principles generally accepted in Argentina.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company´s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

As indicated in Note 24 to the consolidated financial statements, the Company will adopt International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the first time for the year ended June 30, 2013. According to Rule 562 of the Comisión Nacional de Valores (CNV), these consolidated financial statements should include a summarized note with certain reconciliations between Argentine GAAP and IFRS. The items and/or amounts in these reconciliations are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

A company´s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICE WATERHOUSE & Co. S.R.L.

October 30, 2012	By:	/s/ Norberto Fabián Montero (Partner)
Norberto Fabián Montero
Partner

IRSA Inversiones y Representaciones Sociedad Anónima
Consolidated Balance Sheets
as of June 30, 2012 and 2011
(Amounts in thousands, except share data and as otherwise indicated)

	2012	2011
ASSETS
Current Assets
Cash and banks (Note 4.a.)	257,451	168,170
Investments (Note 4.b.)	123,189	210,183
Accounts receivable, net (Note 4.c.)	301,388	248,998
Other receivables and prepaid expenses (Note 4.d.) .	148,843	155,169
Inventories (Note 4.e.)	132,179	262,660
Total current assets	963,050	1,045,180

Non-Current Assets
Accounts receivable, net (Note 4.c.)	36,661	14,300
Other receivables and prepaid expenses (Note 4.d.)	171,057	149,626
Inventories (Note 4.e.)	97,221	89,441
Investments (Note 4.b.)	2,318,203	1,946,145
Fixed assets, net (Note 27.a.)	3,319,660	3,405,851
Intangible assets, net (Note 27.b.)	58,180	42,362
Subtotal non-current assets	6,000,982	5,647,725
Negative goodwill, net (Note 4.f.)	(363,467)	(389,300)
Total non-current assets	5,637,515	5,258,425
Total assets	6,600,565	6,303,605

LIABILITIES
Current Liabilities
Trade accounts payable (Note 4.g.)	146,888	153,149
Advances from customers (Note 4.h.)	225,732	232,863
Short-term debt (Note 4.j.)	575,687	683,813
Salaries and social security payable (Note 4.i.)	40,686	35,792
Taxes payable (Note 4.k.)	161,132	119,053
Other liabilities (Note 4.l.)	127,896	79,068
Provisions (Note 27.c.)	2,446	2,019
Total current liabilities	1,280,467	1,305,757

Non-Current Liabilities
Trade accounts payable (Note 4.g.)	4	47
Advances from customers (Note 4.h.)	111,032	94,244
Long-term debt (Note 4.j.)	2,065,826	1,756,919
Taxes payable (Note 4.k.)	407,619	497,009
Other liabilities (Note 4.l.)	19,586	18,129
Provisions (Note 27.c.)	17,823	12,881
Total non-current liabilities	2,621,890	2,379,229
Total liabilities	3,902,357	3,684,986
Minority interest	362,929	304,932
SHAREHOLDERS' EQUITY	2,335,279	2,313,687
Total liabilities and shareholders' equity	6,600,565	6,303,605

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima
Consolidated Statements of Income
for the years ended June 30, 2012, 2011 and 2010
(Amounts in thousands, except share data and as otherwise indicated)

	2012	2011	2010
Revenues	1,567,251	1,441,930	1,323,326
Costs (Note 27.d.)	(550,331)	(600,755)	(475,295)
Gross profit	1,016,920	841,175	848,031
Administrative expenses (Note 27.f)	(217,406)	(200,359)	(195,291)
Selling expenses (Note 27.f)	(108,514)	(106,704)	(185,401)
Subtotal	(325,920)	(307,063)	(380,692)
Gain from recognition of inventories at net realizable value	42,817	45,442	33,831
Net income from retained interest in securitized receivables	-	4,707	37,470
Gain from operations and holdings of real estate assets, net (Note 7)	573	1,140	1,091
Operating income (Note 6)	734,390	585,401	539,731
Amortization of negative goodwill, net	18,145	17,427	1,641
Financial results, net (Note 8)	(442,991)	(282,246)	(165,096)
Gain on equity investees	116,766	138,420	160,416
Other expenses, net (Note 9)	(29,827)	(14,609)	(10,311)
Income before taxes and minority interest	396,483	444,393	526,381
Income tax and MPIT	(102,683)	(91,203)	(125,871)
Minority interest	(13,719)	(58,405)	(44,572)
Net income (Note 6)	280,081	294,785	355,938

Earnings per share (Note 16):
Basic net income per share	0.484	0.509	0.615
Diluted net income per share	0.484	0.509	0.615

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended June 30, 2012, 2011 and 2010
(Amounts in thousands, except share data and as otherwise indicated)

	Shareholders’ contributions					Retained earnings
	Common stock	Inflation adjustment of common stock	Additional paid-in-capital	Total	Legal reserve	Voluntary reserve for general purposes	Reserve for new developments	Long-term incentive program reserve	Retained earnings	Cumulative translation adjustment	Shareholders' Equity
	(Note 5.a.)	(Note 5.b.)	(Note 5.a.)		(Note 5.c.)		(Note 5.d.)	(Note 21)		(Note 2.f.)
Balances as of June 30, 2009	578,676	274,387	793,123	1,646,186	32,374	52,132	193,486	- -	158,635	12,849	2,095,662
Adjustment to retained earnings (see Note 2.h)	--	--	--	--	--	--	--	--	(202,246)	--	(202,246)
Balances as of June 30, 2009 adjusted	578,676	274,387	793,123	1,646,186	32,374	52,132	193,486	- -	(43,611)	12,849	1,893,416
Cash dividends approved by Shareholders’ meeting held October 29, 2009	- -	- -	- -	- -	- -	- -	- -	- -	(31,727)	- -	(31,727)
Cumulative translation adjustment	- -	- -	- -	- -	- -	- -	- -	- -	- -	4,610	4,610
Appropriation of retained earnings approved by Shareholders’ meeting held October 29, 2009	- -	- -	- -	- -	7,932	- -	- -	- -	(7,932)	--	--
Net income for the year	- -	- -	- -	- -	- -	- -	- -	- -	355,938	- -	355,938
Balances as of June 30, 2010	578,676	274,387	793,123	1,646,186	40,306	52,132	193,486	- -	272,668	17,459	2,222,237
Appropriation of retained earnings approved by Shareholders’ meeting held October 29, 2010	- -	- -	- -	- -	16,725	- -	197,776	- -	(214,501)	- -	- -
Cash dividends approved by Shareholders’ meeting held October 29, 2010.	- -	- -	- -	- -	- -	- -	- -	- -	(120,000)	- -	(120,000)
Cash dividends approved by Shareholders’ meeting held May 26, 2011.	- -	- -	- -	- -	- -	- -	- -	- -	(100,000)	- -	(100,000)
Cumulative translation adjustment	- -	- -	- -	- -	- -	- -	- -	- -	- - - -	16,665	16,665,
Net income for the year	- -	- -	- -	- -	- -	- -	- -	- -	294,785	- -	294,785
Balances as of June 30, 2011	578,676	274,387	793,123	1,646,186	57,031	52,132	391,262	- -	132,952	34,124	2,313,687
Appropriation of retained earnings approved by Shareholders’ meeting held October 31, 2011	- -	- -	- -	- -	14,105	- -	56,421	- -	(70,526)	- -	- -
Cash dividends approved by Shareholders’ meeting held October 31, 2011. (Note 5.e)	- -	- -	- -	- -	- -	- -	- -	- -	(211,575)	- -	(211,575)
Long-term incentive program reserve	- -	- -	- -	- -	- -	- -	- -	2,595	- -	- -	2,595
Reimbursement of expired dividends (see Note 5.g)	- -	- -	- -	- -	- -	- -	- -	--	3,640	- -	3,640
Cash dividends approved by Shareholders’ meeting held May 23, 2012. (Note 5.e)	- -	- -	- -	- -	- -	- -	(27,900)	--	(71,100)	- -	(99,000)
Cumulative translation adjustment	- -	- -	- -	- -	- -	- -	- -	--		45,851	45,851
Net income for the year	- -	- -	- -	- -	- -	- -	- -	--	280,081	- -	280,081
Balances as of June 30, 2012	578,676	274,387	793,123	1,646,186	71,136	52,132	419,783	2,595	63,472	79,975	2,335,279

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima
Consolidated Financial Statements of Cash Flows
for the years ended June 30, 2012, 2011 and 2010
(Amounts in thousands, except share data and as otherwise indicated)

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	280,081	294,785	355,938
Adjustments to reconcile net income to net cash flows from operating activities:
Income tax and MPIT	102,683	91,203	125,871
Depreciation and amortization	177,454	171,553	160,746
Accrued interest	196,933	194,063	134,251
Minority interest	13,719	58,405	44,572
Allowances and other provisions	61,144	49,644	69,358
Gain on equity investees	(116,766)	(138,420)	(160,416)
Gain from operations and holdings of real estate assets, net	(573)	(1,140)	(1,091)
Financial results, net	266,532	79,688	(3,909)
Gain from recognition of inventories at net realizable value	(42,817)	(45,442)	(33,831)
Amortization of negative goodwill, net	(18,145)	(17,427)	(1,641)
Gain (loss) from the sales of fixed assets and real estate property	(3,126)	15,117	(21,121)
Long-term incentive program reserve (See Note 21)	2,689	- -	- -
Net loss from the derecognition of intangible assets	(536)	- -	- -
Net income from disposal of goodwill	(2,951)	- -	- -

Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
Increase in accounts receivable, net	(70,324)	(112,828)	(108,890)
Increase in other receivables and prepaid expenses	(8,756)	(24,208)	(40,810)
Decrease (increase) in inventories	185,686	57,094	(28,807)
Increase in intangible assets, net	(912)	(3,051)	(2,316)
(Decrease) increase in trade accounts payable	12,851	(7,115)	24,684
(Decrease) increase in advances from customers, salaries and social security payable and taxes payable	(161,104)	(76,601)	(120,202)
Increase (Decrease) in other liabilities	4,838	(13,488)	(15,928)
Net cash provided by operating activities	878,600	571,832	376,458
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (increase) in other investments	(77,330)	58,772	(8,270)
Acquisition/sale of businesses and assets net of cash acquired	(7,384)	(428,315)	(8,316)
Payment for acquisition of Tarshop S.A.’s minority interest	- -	- -	(1,574)
Acquisition of undeveloped parcels of land	(40,805)	(261)	(11,930)
Acquisition and improvement of fixed assets	(92,893)	(87,694)	(156,530)
Increase in equity investees and other investments	(164,215)	(320,879)	(244,740)
Advance payments for the acquisition of shares	- -	(1,798)	(23,735)
Contributions to the risk fund of the reciprocal guarantee company	(10,000)	- -	- -
Loans collected from/granted to related parties, net	(22,018)	23,014	(30,147)
Advance received from sale of interest in Tarshop S.A.	- -	- -	19,951
Collection of dividends	12,321	11,119	3,904
Collection from sale of undeveloped parcels of land	- -	- -	11,023
Payment for non compete agreement with the former minority shareholder of Tarshop .	- -	- -	(5,615)
Net cash used in investing activities .	(402,324)	(746,042)	(455,979)
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in short-term and long-term debt .	123,218	225,760	371,305
Payment of seller financing .	(23,304)	(10,873)	(50,024)
Payments of short-term and long term debt and mortgage payable .	(440,988)	(248,075)	(221,170)
Payment of dividends .	(267,515)	(247,934)	(55,385)
Interest paid .	(248,277)	(142,000)	(136,515)
Re purchase of debt .	- -	- -	(12,000)
Capital contributions from minority shareholders .	56,424	808	46,220
Loans from related parties, net	(6,935)	- -	- -
Reimbursement of dividends .	6,937	- -	- -
Proceeds from issuance of Non-Convertible Notes, net of expenses .	295,030	757,444	102,502
Net cash provided by (used in) financing activities .	(505,410)	335,130	44,933
Net increase (decrease) in cash and cash equivalents.	(29,134)	160,920	(34,588)
Cash and cash equivalents as of the beginning of the year .	312,274	151,354	185,942
Cash and cash equivalents as of the end of the year (i) .	283,140	312,274	151,354

(i)	See Notes 2.i, 3.b and 17

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima
Consolidated Financial Statements of Cash Flows for the years ended June 30, 2012, 2011 and 2010
(Amounts in thousands, except share data and as otherwise indicated)

	2012	2011	2010
Supplemental cash flow information:
Cash paid during the year for:
Income tax paid	128,387	72,844	34,310

Non-cash investing and financing activities:
Capitalization of financial costs in fixed assets	- -	- -	5,331
Increase in inventories through a decrease in fixed assets, net	29,581	2,947	43,984
Increase (decrease) in non-current investments through an increase (decrease) in other liabilities	45,665	16,004	13,209
Liquidation of interest in credit card receivables	- -	- -	8,646
Increase (decrease) in advances from customers through an increase (decrease) in inventories	2,602	- -	3,310
Decrease in current investments through an increase in other receivables and prepaid expenses	- -	- -	8,402
Cumulative translation adjustments	45,851	16,655	4,610
Capitalization of financial costs in inventories	- -	- -	1,932
Increase (decrease) in non-current investment through an increase (decrease) in other receivables and prepaid expenses .	819	70,620	6,359
Increase in minority interest through a decrease in short and long –term debt	- -	- -	1,310
Increase in minority interest through a decrease in other liabilities	- -	20,557	14,512
Increase in intangible assets, net through an increase in other liabilities	- -	- -	7,545
Decrease in non-current investments through an increase in accounts receivable, net	- -	- -	26,342
Increase (decrease) in inventories through an increase (decrease) in non-current investments	- -	81,631	15,989
Increase in fixed assets through a decrease in inventories	- -	9,264	- -
Decrease in short and long-term debt through an increase in shareholders’ equity	38	61,240	- -
Increase in fixed assets, net through an increase in short and long-term debt	1,421	47,471	- -
Increase (decrease) in fixed assets, net through an increase in trade accounts payable	- -	1,375	4,996
Increase (decrease) in other liabilities through an increase (decrease) in shareholders´equity	41,846	- -	- -
Decrease in inventories through a decrease in trade accounts payable	17,416	- -	- -
Increase other receivables and prepaid expenses through an increase in taxes payable	3,340	- -	- -
Decrease in intangible assets, net through a decrease in trade accounts payable	1,153	- -	- -
Decrease in fixed assets, net through an increase in intangible assets	985	- -	- -
Increase in intangible assets, net through a decrease in other receivables and prepaid expenses	3,222	- -	- -
Decrease in other receivables and prepaid expenses through a decrease in shareholders´equity	22,550	- -	- -
Decrease in accounts receivable, net (i)	646	- -	- -
Decrease in other receivables and prepaid expenses (i)	8,025	- -	- -
Decrease in non-current investments (i)	16,004	- -	- -
Decrease in trade accounts payable (i)	7,345	- -	- -
Decrease in other liabilities (i)	17,330	- -	- -
Decrease in inventories through a decrease in advances from customers.	- -	1,920	- -

(i)	These lines should be read together.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima
Consolidated Financial Statements of Cash Flows for the years ended June 30, 2012, 2011 and 2010 (continued)
(Amounts in thousands, except share data and as otherwise indicated)

	2012	2011	2010
Acquisitions and disposals of businesses and net assets (i):
Fair market value of non-cash assets acquired	38,760	394,390	33,856
Fair market value of liabilities assumed	(9,628)	13,457	(8,126)
Net assets acquired	29,132	407,847	25,730
Minority interest	1,434	378,790	(897)
Goodwill (negative goodwill)	5,728	(337,378)	506
Impairment and sale of Tarshop S.A.	- -	15,327	- -
Remaining investment in Tarshop S.A.	- -	28,967	- -
Purchase price	36,294	493,553	25,339
Cash and cash equivalents acquired	- -	(1,292)	13
Seller financing	(27,372)	(33,403)	(14,782)
Advance payments	(1,538)	(30,543)	(2,254)
Net cash paid for the acquisition	7,384	428,315	8,316

(i)	As of June 30, 2012, it includes the acquisition of shares of Nuevo Puerto Santa Fe (Note 2.g.B.3) and additional participation in Arcos del Gourmet (Note 2.g.C.6).
 As of June 30, 2011 and 2010 it  mainly includes the acquisition of additional shares of Alto Palermo (Note 2.g.B.12) and the disposal of 80% equity interest in Tarshop (Note 2.g.C.7. (iii)).

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
for the years ended June 30, 2012 and 2011
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

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”). In addition, the Company complies with the regulations of the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina. Argentine GAAP and the regulations of the CNV, as applicable, differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). A description of the significant differences between Argentine GAAP and US GAAP as they relate to the Company are set forth in Note 26 to these Consolidated Financial Statements.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
for the years ended June 30, 2012, 2011 and 2010 (continued)
(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

b.	Basis of consolidation (continued)

	Percentage of capital stock owned as June 30,
	2012	2011	2010
Controlled and jointly controlled companies

Alto Palermo S.A. (“APSA”) (vii)	95.61%	94.89%	63.35%
Canteras Natal Crespo S.A. (“Canteras Natal Crespo”) (i)	50.00%	50.00%	50.00%
CYRSA S.A. (“CYRSA”) (ii)	50.00%	50.00%	50.00%
E-Commerce Latina S.A. (“E-Commerce”)	100.00%	100.00%	100.00%
Hoteles Argentinos S.A. ("Hoteles Argentinos")	80.00%	80.00%	80.00%
Inversora Bolívar S.A. (“Inversora Bolívar”)	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (“LLR”)	50.00%	50.00%	50.00%
Nuevas Fronteras S.A	76.34%	76.34%	76.34%
Palermo Invest S.A. ("Palermo Invest")	100.00%	100.00%	100.00%
Quality Invest S.A.(iv)	- -	50.00%	100.00%
Ritelco S.A. ("Ritelco")	100.00%	100.00%	100.00%
Solares de Santa María S.A. (“Solares de Santa María”) (v)	100.00%	100.00%	90.00%
Torodur S.A. (vi)	- -	- -	98.00%
Tyrus S.A	100.00%	100.00%	100.00%
Doneldon S.A. (iii)	100.00%	- -	- -
Sedelor S.A. (iii)	100.00%	- -	- -
Alafox S.A. (iii)	100.00%	- -	- -
Efanur S.A. (iii)	100.00%	- -	- -
Codalis S.A. (iii)	100.00%	- -	- -
Unicity S.A.(v)	100.00%	100.00%	- -

(i)	Jointly controlled with Euromayor S.A.

(ii)	Jointly controlled with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões (“Cyrela”)

(iii)	Shell Uruguayan companies acquired for “de minimis” consideration during fiscal year ended June 30, 2012.

(iv)	As of June 30, 2012, through its subsidiary APSA, the Company holds joint control of this company with EFESUL S.A.

(v)	See Note 2. g. B. 5.

(vi)	Shell company acquired for “de minimis” consideration in May 2010. In June 2012, the Company sold and transferred all shares to APSA

(vii)	See Note 2. g. B. 12.

Proportionate consolidation

As of June 30, 2012, the Company exercises joint control directly or indirectly over several entities namely, Canteras Natal Crespo S.A., CYRSA S.A., Puerto Retiro S.A., Baicom Networks S.A., Nuevo Puerto Santa Fe S.A. and Quality Invest S.A.. As required by Technical Resolution No. 21 "Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions" ("RT No. 21"), under Argentine GAAP, the Company accounted for these investments under the proportionate consolidation method. Accordingly, these consolidated financial statements reflect the Company’s pro rata equity interest in these investments on a line-by-line basis.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the consolidated Financial Statements
for the years ended June 30, 2012, 2011 and 2010 (Continued)
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

f. Translation of non-peso currency amounts

The Company’s functional and reporting currency is the Argentine Peso. In general, for consolidation purposes, assets and liabilities of subsidiaries whose functional currency is not the Argentine Peso are translated into Argentine Pesos in accordance with Technical Resolution No. 18,“Translation of Financial Statements”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at the exchange rates prevailing on the date of the transactions. The gains and losses resulting from translation of financial statements of non-integrated foreign subsidiaries are recorded as a separate component within the statements of shareholders’ equity. According to RT No18, a non-integrated entity is that they conduct their operations abroad with some financial autonomy of the investor.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)
2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses

A.	Year ended June 30, 2012

1.	Sales of Buildings

On October 17, 2011, the Company sold some offices of Libertador 498 building. The agreed total price was US$ 2.5 million which was fully collected as of June 30, 2012. The result for this transaction amounts to a gain of Ps. 8.1 million.

On October 25, 2011, the Company sold the property “Thames”. The total transaction price amounts to US$ 4.7 million which was fully collected as of June 30, 2012. The result for this transaction amounts to Ps. 15.80 million.

During the fiscal year, the Company disposed in a few transactions the property known as "Museo Renault" at Figueroa Alcorta 3301. Certain offices were sold on March 7, 2012 for a total price of US$ 5.2, of which was fully collected as of June 30, 2012. On May 30, 2012, the Company sold three functional units for a fully price of US$ 5.5 million which U$S 2.2 were collected at the conveyance deed and US$ 3.3 million will be paid jointly with compensatory interest calculated at a nominal rate of 8.5% per annum on the outstanding balance, in two equal, annual and consecutive installments of US$ 1.65 million, with the first installment payable 12 months after the execution of the conveyance deed. To secure the payment of the balance, the purchaser constituted a first-degree privilege mortgage on the property, in favor of the seller. The result for the mentioned transactions amounts to a gain of US$ 23.9 million.

On May 23, 2012, IRSA signed the title conveyance deed for the functional unit 1 of the property identified as “Sarmiento 517”. The total amount agreed was US$ 0.05 million.

On June 16, 2012, IRSA sold, assigned and transferred a covered area of 4,703 m2 for offices, 46 car parking spaces and 4 complementary units to be used as storage units in the building identified as Yacht V and VI of the complex known as “Puerto del Centro”, located in Dique IV, Puerto Madero. The amount of the transaction was Ps. 69 million, which was paid by the buyer upon execution of the conveyance deed. The result for this transaction amounted to a gain of Ps. 53.7 million.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 41,193 square meters.

2.	Acquisition of Bitania 26 S.A’s shares

On December 12, 2011, Ritelco S.A. purchased 9,800,000 non-transferable nominative common shares, of one vote each, issued by the company Bitania 26 S.A., representative of 49% of its capital stock. Bitania 26 S.A. owns the hotel “Esplendor Savoy” in the city of Rosario. The amount of the transaction was set in US$ 5.0 million, which has been settled.

3.	Acquisition of preferred shares and warrants of Supertel Hospitality Inc. (“Supertel”)

In February 2012, the Company, through its subsidiary Real Estate Strategies L.P., acquired 3 million preferred shares (“Supertel’s Preferred Shares”) and 30 million warrants (“Supertel’s Warrants) of Supertel for a total amount of US$ 30 million. Supertel is a Real Estate Investment Trust which focuses on medium-class hotels and long-term stays. Supertel controls approximately 101 hotels in 23 states of the United States of America, which are operated by different operators and franchises, such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

Supertel’s Preferred Shares give the Group the right to receive fix cumulative dividends (i.e. 6.25% per annum) and are convertible into 30 million common shares at a fixed price of US$ 1 per common share. Subject to certain restrictions, they may be exercised in whole or in part at any time until February 2017 at the option of the Group. Supertel’s Preferred Shares give the Group the same political rights provided to holders of common shares, except for dividend distributions.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses

A.	Year ended June 30, 2012 (continued)

Supertel’s Warrants give the Group the right to acquire 30 million common shares of Supertel at a fixed price of US$ 1.20 per common share.  Subject to certain restrictions, they may be exercised in whole or in part at any time until February 2017 at the option of the Group.

As a holder of preferred shares, the Company holds a voting power of approximately 34% in Supertel’s Shareholders Meetings. In addition, the Group has the power to design 4 out of 9 members of Supertel’s Board of Directors and participates in the decisions taken by the Executive Committee of Supertel with respect to the acquisition, disposal and management of real estate assets. However, under no circumstances, the Group can exceed a 34% interest in the share capital of Supertel and/or holds a voting power higher to 34% in Supertel’s Shareholders Meetings.

Even though the Group exercises significant influence over Supertel, neither Supertel’s Preferred Shares nor Supertel’s Warrants give the Group access to economic benefits associated with an ownership interest over Supertel (the Group does not hold any interest over the share capital of Supertel). Therefore, Supertel’s Preferred Shares and Supertel’s Warrants are accounted as financial assets.

4.	Contribution to the Risk Fund of Don Mario S.G.R.

On June 29, 2012, the Company invested Ps. 10 million in Don Mario SGR, a Sociedad de Garantía Recíproca under Argentinean law. SGRs are legal entities in Argentina created to promote financing to small and medium sized entities (SMEs) and to reactivate the national economy. SGRs are funded through the contributions of investors who in turn obtain certain tax benefits for income tax purposes. SGRs act as guarantors to SMEs for the loans the SMEs receive from third party financial institutions. The funds received are generally invested by the SGR in time deposits. The Company received 5 shares for a nominal value of Ps. 0,005. These shares are symbolic and merely represent the Company’s right over its investment. These shares neither grant control nor significant influence over the actions of the entity. The Company must maintain the investment in the SGR for a minimum period of 2 years to make use of the tax benefit.

5.	Acquisition of Luján plot of land.

On May 22, 2012, the APSA’s Board of Directors announced the acquisition of a plot of land of 115 hectares in Lujan, Province of Buenos, which was owned by Cresud S.A.C.I.F. y A for an amount of US$ 8.96 million, which has been fully paid as of the financial statements date.

Such transaction was carried out in order to develop a mixed purpose project in the future since the plot of land has localization and scale features that are apt for business development, and already has the municipal authorization to carry on such businesses there.

This plot of land is recorded under the item non-current investments (Note 4. b.).

6.	Arcos del Gourmet S.A. - Restructuring of the concession agreement

On Administration of railway infrastructure transferring to such agency the rail wealth under the National Office of Property Management´s jurisdiction (NOPM), by means of which it was decided to expand the concession term until December 31, 2030, automatically extendable for 3 years and 4 months as from that date, provided the fulfillment of all the commitments assumed. This new contract allows for another extension for 3 additional years in case the Company declares so. Likewise, a maximum term of 24 months was set (as from the date of subscription of the agreement) to perform the works and opening of the Shopping Center. This agreement set a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025, and Ps. 0.25 million (plus VAT) as from January 1st, 2026. Notwithstanding this, subsequently and until the concession term is ended, fees will be determined every 2 years.

Additionally, to secure the fulfillment of the agreement, the Company committed itself to hire a surety bond for Ps. 4.46 million, to make a deposit in cash of Ps.0.4 million and to hire another surety bond in favor of Administración de Infraestructura Ferroviaria ("ADIF"), Administration of railway infraestructure, as collateral to the execution of the works agreed in due time and proper form for Ps. 14.95 million. Likewise, the Company took other obligations related to works to be performed. This agreement replaces the one subscribed with NOPM.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
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

On March 31, 2011, the Company sold 8% of its interest in Rigby 183, owned by Real Estate Strategies LLC (“RES”), one of the mentioned wholly-owned subsidiary indirectly controlled through Tyrus, in the amount of US$ 3.8 million. As a result, the Company has a 49% interest in Rigby 183 through IMadison LLC (“IMadison”) as of June 30, 2012.

The building is located in a Manhattan area known as “Midtown South”, at the intersection of Madison Avenue and 34th Street. There are several landmark buildings in the area, such as the Empire State Building, Macy´s Herald Square and Madison Square Garden. This commercial property will be used for rentals of office space and retail stores in the lower part of its 18 stories. Its net leasable area is approximately 22,000 square meters.

IRSA guarantees certain aspects of Rigby loan up to the percentage of its interest in the associated company.

As mentioned in Note 25, in September 2012 the company agreed to purchase an additional 33.36 % of the interest at Rigby 183.

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

The purchase price was US$ 33.0 million, of which US$ 9.9 million was already paid and the balance will be paid as of May 31, 2012 in three equal and consecutive annual installments plus interest of 7.5 % per annum. The first installment was paid on May 31, 2012. The assets have been mortgaged securing the debt.

Nobleza sold the plant as part of its plan of relocating its operations. As part of the agreement, Nobleza requested the plant to be leased back to it for a maximum period of three years thus allowing it enough time to gradually moving its operations to the new site.

On April 11, 2011, Quality requested the Comisión Nacional de defensa de la Competencia (“CNDC”), the National Commission of Competition in Argentina, to issue an advisory opinion on the obligation to notify the operation or not. The CNDC stated that there was an obligation to notify the situation. After confirmation of the Court of Appeals on February 23, 2012, the company notified the operation to CNDC.

Furthermore, Quality has recently obtained pre-approval by the Municipality of San Martín to extend of the purposes for which the property can be used, including Shopping Center, Entertainment, Events, Commercial Offices, Parking and other ancillary uses.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)
2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses (continued)

B.	Year ended June 30, 2011 (continued)

Based on these considerations and the strategic location of the property, the Company considered acquiring it in order to develop a shopping center in the future (See Note 25.3).

3.	Acquisition of Nuevo Puerto Santa Fe S.A.´s shares

On June 15, 2011, APSA acquired from Boldt S.A. and Inverama S.L., two unrelated companies, 50% interest in the capital stock of Nuevo Puerto Santa Fe S.A. (“NPSF”), a company who acts as a lessee of a property built and operated as a shopping center (La Ribera) in the port of the city of Santa Fe, Province of Santa Fe.

The Company made a down payment of US$ 0.377 million and will settle the remaining balance in 24 monthly non-interest bearing installments with the last installment due on February 2013.

Additionally, the purchasers paid to the sellers, proportionally to the shares purchased, 50% of the working capital calculated on the purchase agreement, which stemmed from the special closing financial statements of NPSF. The latter prepared them as a supplement to the price.

The purchase of shares of NPSF was contingent upon the approval by the Regulatory Entity of the Port of Santa Fe of the share composition of NPSF provided, in addition, that the Caja de Asistencia Social Lotería de Santa Fe would not raise any challenge against the transaction.

As of August 18, 2011, once this condition was met the actual transfer of shares was completed. APSA and Torodur S.A. became owner of 33.33% and 16.66% of the capital stock, respectively, which together represent 50% of the voting capital of NPSF. Likewise GRAINCO S.A. owns the remaining  of 50% of the capital stock. Furthermore, NPSF and Casino Puerto de Santa Fe entered into a sublease agreement which replaces the previous lease agreement originally held by NPSF.

4.	Apsamedia S.A.´s operations (formerly Metroshop S.A., which changed its legal name)

On January 13, 2011, APSA purchased 18,400,000 registered, non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Apsamedia S.A.’s common capital stock.

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
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)
2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses (continued)

B.	Year ended June 30, 2011 (continued)

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to Apsamedia S.A. and the amendment of its corporate purpose to capitalize on market opportunities. Apsamedia S.A. will continue providing its services, which have been broadened in scope:

-	Consumer credit marketing and financing.
-	Issuance and marketing of credit cards.
-	Performance of any type of agency and representation.
-	Management of administrative, advertising and commercial activities.

Such amendments were registered with the Inspección General de Justicia (Corporate Record Office) on August 29, 2011, under number 17,795.

On October 7, 2011, Apsamedia, as trustor, together with Comafi Fiduciario Financiero S.A., acting as Trustee of the “Fideicomiso Financiero Privado Yatasto”, as Original Holder, created a private financial trust called "Consumo Centro", which was assigned by Apsamedia under trust the legal ownership of certain receivables that were not in good standing, including  consumer loans, credit card receivables and refinanced receivables generated by Apsamedia in the ordinary course of business, and which shall issue pass-through in favor of the Original Holder. Receivables assigned to the trust amount to Ps. 39.1 million approximately, which were reserved. Apsamedia will assume no liability whatsoever for the creditworthiness or repayment capacity of any of the debtors, or for the success or failure to collect such receivables, or for compliance by debtors of obligations assumed in relation to such receivables.

The price of the Assignment in Trust amounts to Ps. 1.9 million. Such price less the sums of money received as payment by Apsamedia between August 26, 2011, cutoff date, and October 7, 2011, which amount to Ps. 0.15 million, were transferred to a pesos-denominated checking account held by APSA at Banco Comafi for a total amount of Ps. 1.8 million. During this fiscal year, Apsamedia S.A. started to develop the lease of advertising spaces activities in the Company’s shopping centers.

On June 29, 2012, the Ordinary and Unanimous Shareholders’ Meeting of Apsamedia S.A. unanimously approved the capitalization of irrevocable contributions in the amount of Ps 29,719, made by APSA, thus issuing 29,719,311 ordinary, registered, non-endorsable shares entitled to one vote each to be delivered to the latter.

As of June 30, 2012, APSA´s direct and indirect interest in Apsamedia S.A. amounted to 100%.

5.	Acquisition of Unicity S.A.

On September 1, 2010, the Company acquired 100% of Unicity for US$ 2.5 million in cash and the forgiveness of the debt Unicity had with the Company for US$ 9.1 million. Unicity is a holding company whose only asset is a 10% interest in Solares de Santa Maria S.A. ("Solares"), which in turn has only one asset being an undeveloped parcel of land. The Company was the owner of the remaining interest in Solares. As a result, the Company has the 100% interest in the land as of June 30, 2012.

6.	Purchase of Banco de Crédito y Securitización’s (“BACS”) shares

On March 10, 2011, the Company signed an agreement with International Finance Corporation to acquire a total of 796,875 common shares, which represents a 1.275% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of such agreement, and the balance of US$ 0.26 million was repaid at the time of closing of the transaction, which took place on June 11, 2012, within 12 business days as from approval of the transaction by the Banco Central de la República Argentina (“BCRA”).

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)
2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses (continued)

B.	Year ended June 30, 2011 (continued)

As of the date of issuanse of these financial statements, the Company´s direct interest in BACS raises to 6.375%.

7.	Barter agreement with TGLT

i.	Beruti plot of land

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
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses (continued)

B.	Year ended June 30, 2011 (continued)

8.	Acquisition of shares of TGLT

On November 4, 2010, APSA acquired 5,214,662 shares of common stock of TGLT S.A. (“TGLT”) following its initial public offering for Ps. 47.1 million in cash.

Thereafter, during fiscal year 2011, APSA acquired 1,017,234 additional shares for a total consideration of Ps. 9.2 million, representing, together with the Company´s interest, 8.87% of the TGLT S.A. shares at the end of that year.

During the fiscal year ended June 30, 2012, APSA acquired 262,927 additional shares for a total amount of Ps. 2.6 million. As of June 30, 2012 the Company holds a total interest of 9.25% of the TGLT S.A.´s shares, considering the direct and indirect interest through APSA.

9.	Acquisition of Cresud S.A.C.I.F. y A. Notes Series VI, IX, X and XI.

On March 10, 2011, Emprendimiento Recoleta S.A. acquired Cresud S.A.C.I.F. y A.´s Notes for US$ 2.5 million according to the following detail:

•   Corporate Notes Class VI (US$) in an amount of US$ 2.5 million, due on March 2013, which accrue interest at a fixed annual rate of 7.5% payable quarterly in arrears; the principal shall be repaid in four equal and consecutive installments.

On June 21, 2012, Emprendimiento Recoleta S.A. acquired Cresud S.A.C.I.F. y A.´s Notes for Ps. 13.74 million according to the following detail:

•   Corporate Notes Class IX (Ps) in an amount of Ps. 3.24 million, due on December 2013, which accrue interest at a floating rate (Badlar + 300 basis points). Interest shall be payable quarterly in arrears while principal shall be amortized in three consecutive payments.

•   Corporate Notes Class X (US$) in an amount of US$ 0.65 million (equal to Ps. 2.94 million), due on June 2014, which accrue interest at a fixed annual rate of 7.75%, payable quarterly in arrears; the principal shall be amortized in three consecutive payments.

•   Corporate Notes Class XI (Ps) in an amount of Ps. 7.56 million, due on June 2015, which accrue interest at a floating rate (Badlar + 375 basis points). Interest is payable quarterly in arrears, while principal is amortized in three consecutive payments.

On June 21, 2012, Panamerican Mall S.A. (controlled by APSA) acquired Cresud S.A.C.I.F. y A.´s Notes for a total amount of Ps. 19.20 million according to the following detail:

•   Convertible Notes Series IX (Ps.) for an amount of Ps. 5.76 million.

•   Convertible Notes Series XI (Ps.) for an amount of Ps. 13.44 million.

10.	Acquisition of shares in Banco Hipotecario S.A. (BHSA)

During the last fiscal years and in the fiscal year ended June 30, 2011, the Company has been conducting various purchase and sale transactions of BHSA shares, as a result of which, as of June 30, 2012, the Company´s ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares). (See Note 20).

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)
2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses (continued)

B)	Year ended June 30, 2011 (continued)

11.	Acquisition of Soleil Factory shopping center business

On July 1, 2010, APSA and INC S.A. executed the definitive agreement pursuant to which the business comprising of a building and other fixed assets was transferred to APSA. The transaction excluded any receivable or payable arising out of INC S.A. business prior to the transaction and also excluded a building, which currently is being operated as a hypermarket within the same premises. INC S.A. transferred the deed of title to APSA on August 3, 2011. The transaction was filed with the CNDC, which authorized it on April 12, 2011. This acquisition was accounted for using the purchase method of accounting.

Furthermore, on December 28, 2007, APSA and INC S.A. had signed a letter of intent to acquire, build and manage a commercial center in a plot of land owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was dependent on the acquisition of the Soleil Factory business. Upon completion of the acquisition of the Soleil Factory on July 1, 2010, APSA was obligated to commence the works on May 2, 2011. However, INC S.A. must comply with certain obligations prior to the commencement of the works, such as (i) delivery of the title deed of the plot of land and (ii) transfer of rights and permits on the architectural project to APSA. As of the date of theses Financial Statements, these obligations have not been fulfilled and works have not commenced.

On August 3, 2011, INC S.A. granted APSA the conveyance for the property, and APSA paid the US$ 1 million which was agreed to be paid on that date. At the same time, APSA granted a first-grade mortgage on the property to secure payment of the balance (US$ 12.6 million) plus interest.

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

The Company’s Board of Directors resolved to exercise the option on October 15, 2010 cancelling the outstanding amount of US$ 120.0 million and thus increasing the Company’s interest in Alto Palermo to 94.89% as of June 30, 2011.

During the fiscal year ended June 30, 2012, E-Commerce acquired through successive purchases 44,232 shares of APSA, for a total amount of Ps. 691, which represents a 0.035% of APSA’s capital stock. Following such acquisitions, for the fiscal year ended June 30, 2012, the direct and indirect interest of the Company in APSA amounts to 95.61% (See Note 25.2).

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
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)
2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses (continued)

B)	Year ended June 30, 2011 (continued)

During 2009 in the context of the financial crisis Metropolitan incurred in significant losses due to impairment recognized in connection with the building. Since the Company’s share in Metropolitan’s losses exceeded its equity interest; the Company recognized a zero value on its investment although a liability of US$ 1.5 million which represented the Company’s maximum amount commitment to fund Metropolitan’s operations.

On November 16, 2010, Metropolitan 885 Third Avenue Leasehold LLC presented a plan of reorganization. The plan provides among other things the liquidation of Metropolitan and the issuance of new membership interest of Metropolitan Leasehold, the reorganized debtor, in favor of New Lipstick LLC, (the “New Metropolitan Leasehold Holding Company”).

In December 2010, the negotiations geared towards restructuring the amounts of the mortgage granted by the Royal Bank of Canada came to a successful conclusion. The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 basic points rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness owed to Goldman, Sachs & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

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

14.	Paraná plot of land

On August 12, 2010, the Company acquired a 10,022 square meter property in the City of Paraná, Province of Entre Ríos, Argentina for US$ 0.5 million. The Company paid US$ 0.15 million and the remaining balance of US$ 0.35 million will be paid at the time the title is obtained.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership would be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party had  evidenced with a certified copy to the buying party that the real estate was not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A.

On June 29 2012, the parties agreed to extend the term for the grant of the deed transferring ownership, within sixty (60) consecutive days as from the date the seller provides the reliable notification mentioned before.

At the date of issuance of these financial statements, the grant of the deed transferring ownership is pending.

15.	Sale of Buildings

During the fiscal year ended June 30, 2011, the Company sold office units in various deals amounting to an aggregate gross rental space of 620 square meters for a total of Ps. 10.5 million. Those transactions generated a gross gain of Ps. 7.3 million.

On May 18, 2010 the Company sold two plots of land located at Carlos Gardel Street Nos. 3128 and 3134 in the City of Buenos Aires for US$ 0.46 million, which was collected in full at year-end. On July 5, 2010 the deed of title was executed.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)
 2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses (continued)

C.	Year ended June 30, 2010

1.	Acquisition of Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, the Company, through its indirect subsidiary Real Estate Investment Group L.P. (REIG) acquired 5.7 million shares (representing approximately 10.4% of Hersha’s common stock), and a call option which matures on August 4, 2014 to purchase an additional 5.7 million shares at an exercise price of US$ 3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha’s share exceeded US$ 5.00 per share during 20 consecutive trading sessions, Hersha could settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

The total purchase price paid was US$ 14.3 million. Furthermore as part of the agreement, the Company has a representative in Hersha’s Board of Trustees, which is currently integrated by nine members.

In January, March and October 2010, the Company through its subsidiaries purchased 11.6 million additional shares of Hersha’s common stock, for an aggregate purchase price of US$ 47.9 million.

During fiscal year ended on June 2011, the Company through its subsidiaries sold 2.54 million common shares of Hersha, for a total of US$ 16.1 million, which resulted in approximately US$ 11.5 million gain.

On February 10, 2012, Hersha notified REIG its intention to exercise the call option to purchase 5.7 million shares of Hersha granted in August 2009, pursuant to the duly executed agreements. In furtherance thereof, Hersha has issued 2.52 million shares, for which REIG has no obligation to pay. The value of the shares amounted to US$ 13.6 million.

As of June 30, 2012 the Company´s direct and indirect interest in Hersha amounts to 9.13%. The Company accounts for its investment in Hersha at cost.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 64 hotels throughout the United States of America totaling approximately 9,221 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California, Los Angeles and Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International (See Note 25.5).

2.	Sale of Buildings

During the fiscal year ended June 30, 2010, the Company sold 14,777 square meters of gross leasable area for Ps. 168.3 million in cash. These sales generated a profit of Ps. 115.4 million.

3.	Acquisition of Catalinas Norte plot of land

In December 2009, the Company acquired through a public auction a 3,649 square meters plot of land located in the area known as Catalinas Norte in the City of Buenos Aires for Ps. 95.0 million paid in cash as of June 30, 2010

4.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola)

In June 2010, the Company sold to an unrelated developer its interest in Pereiraola for US$ 11.8 million, of which US$ 1.94 million was collected as of June 30, 2010. The balance is being collected by receiving (a) the higher of (i) 6% of the marketable lots, or (ii) 39,601 square meters in a future neighborhood to be constructed by the buyer on the site, valued by the parties at US$ 2.1 million and (b) four consecutive, half-yearly installments of US$ 1.94 million each, plus an annual 14% interest rate on the outstanding balances.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses (continued)

C.	Year ended June 30, 2010

5.	Acquisition of Torodur S.A.

In May 2010, the Company acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, the Company transferred a 2% ownership interest to CAM Communications LP (Bermudas) and CAM Communications LP (Delaware), equally, at cost. In June 2011, the Company concluded the sale and transfer of shares of Torodur S.A., for US$ 0.002 million to APSA. As a consequence of this operation the Company does not have any direct holding in Torodur S.A.

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

On June 25, 2010, APSA and certain of the minority shareholders entered into an option agreement to acquire the 17.54% minority interest in Arcos for an aggregate price of US$ 1.4 million. The option price paid was US$ 0.4 million. The option was subject to certain conditions including but not limited to that ONABE launches a bidding process for the sale of the concessioned assets over which APSA had a preemptive right. The option expired on April 30, 2011 upon the conditions not being fulfilled. APSA charged the cost of the option to income under “Other income (expenses), net”.

On September 7, 2011, APSA acquired an additional 8.185% interest in Arcos del Gourmet S.A. for US$1.75 million in cash consideration. As part of this acquisition, APSA renegotiated certain terms of the original acquisition agreement pursuant to which it will contribute 10% of each capital call required to avoid the minority shareholders´ dilution. This obligation is capped at US$ 3.5 million and is recognized under seller financing is short-term and long-term debt.

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
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

g. Significant acquisitions, disposals and development of businesses (continued)

C.	Year ended June 30, 2010

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

On November 10, 2010, APSA sold the lot designated as “2F” for US$ 1.9 million, of which US$ 1.9 million was collected as of June 30, 2012.

On December 3, 2010, APSA sold the lots designated as “2B”, “2C” and “2D” for US$ 1.5 million each, of which US$ 4,5 million was collected in full as of June 30, 2012.

During this fiscal year the Company sold different units related to the lot designated as “2H” of Torres de Rosario under construction for Ps. 4.3 million.

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
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

2.         Preparation of financial statements (continued)

h.             Changes in accounting policies relating to Income taxes

Resolution CD 93/2005 issued by the CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent. As a result, the Company had elected to continue treating differences as permanent.

The CNV issued General Ruling 592 and provided that issuers who have chosen to disclose de deferred tax liabilities arising from the inflation adjustment in the notes to the financial statements should recognize such liabilities against retained earnings for purposes of implementing the International Financial Reporting Standards (“IFRS”). These liabilities may be recognized as of any interim or annual financial statement date through the fiscal year closing immediately before the first period of mandatory application of the IFRS.

For this reason, and for purposes of complying with the rulings of the CNV, the Company has recorded an adjustment to recognize the deferred tax liability. Therefore, the Company retroactively adjusted as of June 30, 2011 and 2010 as follows:

	As of June 30, 2011
	As previously issued	Adjustment	As adjusted
Consolidated Balance Sheets

Other receivables and prepaid expenses, net (Non-current)	161,331	(11,705)	149,626
Total Non current assets	5,270,130	(11,705)	5,258,425
Total Assets	6,315,310	(11,705)	6,303,605

Taxes payable (Non-current)	328,692	168,317	497,009
Total Non current liabilities	2,210,912	168,317	2,379,229
Total Liabilities	3,516,669	168,317	3,684,986

Minority interest	316,826	(11,894)	304,932
Shareholders´s equity	2,481,815	(168,128)	2,313,687

	As of June 30, 2011			As of June 30, 2010
	As previously issued	Adjustment	As adjusted	As previously issued	Adjustment	As adjusted
Consolidated Statements of Income
Income tax expense	(104,524)	13,321	(91,203)	(148,427)	22,556	(125,871)
Minority interest	(57,765)	(640)	(58,405)	(43,453)	(1,119)	(44,572)
Net income	282,104	12,681	294,785	334,501	21,437	355,938

Consolidated Statements of Changes in Shareholders’ Equity	As of June 30, 2012	Gain for the year ended June 30, 2012	As of June 30, 2011	Gain for the year ended June 30, 2011	As of June 30, 2010	Gain for the year ended June 30, 2010	As of June 30, 2009
Deferred income tax	(151,058)	17,070	(168,128)	12,681	(180,809)	21,437	(202,246)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
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

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. For the years ended June 30, 2012, 2011 and 2010, the majority of the tenants were charged with the Percentage Rent.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)
3.         Significant accounting policies (continued)

a.	Revenue recognition (continue)

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

Fibesa S.A. (a subsidiary of APSA) acts as the leasing agent for the APSA bringing together APSA and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa’s revenues are derived primarily from success fees paid by tenants calculated as a percentage of the final rental income value for both the lessee and APSA. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

•	Consumer Financing

During the fiscal year ended June 30, 2010, APSA, through its subsidiary Tarshop and its jointly controlled entity Metroshop, was engaged in the origination of consumer loans and credit card transactions and securitization of corresponding receivables. As part of a plan, APSA sold 80% of Tarshop in September 2010, and acquired the remaining 50% in Metroshop in January 2011. After acquisition of control in Metroshop, APSA sold the receivables portfolio and other assets to Tarshop. Metroshop continues as an entity with only residual activities. APSA continues in the consumer financing business through its 20% interest in Tarshop where it retained significant influence.

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

•	Rental of advertising space

Apsamedia S.A., subsidiary of APSA, is a lesser of advertising spaces in the group’s shopping centers. Revenues derived from this activity are recognized using the straight-line method over the life of the respective lease agreements.

•	Hotels

The Company recognizes revenues from its rooms, catering, and restaurant facilities of their hotels as accrued on the close of each business day.

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
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
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

Unrealized gains and losses on these investments are included within “Financial results, net” in the accompanying consolidated statements of income.

(ii)	Non-current

a)	Equity investments

•	Banco Hipotecario S.A. (“BHSA”) and Banco de Crédito y Securitización S.A. (“BACS”)

During the last fiscal years and in the fiscal year ended June 30, 2011, the Company has been conducting various purchase and sale transactions of BHSA shares, as a result of which, as of June 30, 2012, the Company´s ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

In accordance with regulations of the BCRA and also as imposed by the agreements signed by BHSA as a result of its financial debt restructuring process, there are certain restrictions on the distribution of profits by BHSA.

The financial statements of BHSA and BACS are prepared in accordance with BCRA standards. For the purpose of valuation under the equity method of these investments the Company has made adjustments necessary to adequate these Consolidated Financial Statements to Argentine GAAP have been considered.

•	The investments in New Lipstick LLC and Rigby 183 LLC are mentioned in Note 2.g.B.13 and Note 2.g.B.1, respectively and are accounted for under the equity method.

•	Tarshop S.A.

Given the sale of 80% of Tarshop S.A.’s shares described in Note 2.g.C.7.(iii), as of the date of issuance of these financial statements, APSA maintains a 20% investment in Tarshop S.A. which has been recognized by application of the equity method on account of the economic group being able to exercise significant influence on its decisions and of the economic group’s intention to maintain it as a long-term investment.

•	Preferred shares and warrants of Supertel Hospitality Inc.

The preferred shares and warrants of Supertel Hospitality Inc. (“SHI”) explained in Note 2.g.A.3. have been recorded as financial instruments.  Even though the Company exercises significant influence over Supertel, neither Supertel’s Preferred Shares nor Supertel’s Warrants give the Company access to economic benefits associated with an ownership interest over Supertel (the Company does not hold any interest over the share capital of Supertel). Therefore, Supertel’s Preferred Shares and Supertel’s Warrants are accounted as financial assets at fair value through profit and loss, as per the provisions of IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 9 “Financial Instruments”, which were complementarily applied to Argentine GAAP.

The acquisition cost of such instruments has been segregated into preferred shares and warrants based on the estimated relative fair value of both instruments upon acquisition. In estimating such fair value, the valuation techniques used include parameters such SHI common shares market price, information not based on observable market data, probabilistic information, etc. The fair value estimated through these techniques exceeds the acquisition cost. In line with the international standards indicated above, that day one gains have not recognized.

Subsequently, any changes in the fair value of preferred shares and warrants are recognized in the period they occur under the item “Other holding gain (loss)”, included in “Financial results, net”. No material changes have occurred in the fair market value of the instruments between the acquisition date and June 30, 2012. The financial information related to this investment is included in Note 4.b.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)
3.         Significant accounting policies (continued)

c.	Investments (continued)

•	TGLT S.A. and Hersha Hospitalily Trust

The equity investments in TGLT S.A. and Hersha Hospitality Trust were valued at their acquisition cost.

b)       Undeveloped parcels of land

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

During the years ended June 30, 2002 and 2003 the Company recognized significant impairment. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed during the years ended June 30, 2004 until 2009. Impairment charges and subsequent reversals are included in the line item "Gain from operations and holdings of real estate assets, net" in the consolidated statements of income. The balance of allowance for impairment of undeveloped parcels of land amounts to nil, the years ended June 30, 2012 and 2011 and Ps. 50 for the fiscal year 2010. See Note 3.t. for details on accounting for impairment losses.

c)             Risk Fund of the reciprocal guarantee company.

The risk fund created in the reciprocal guarantee company Don Mario has been accounted for at nominal value as of year-end, plus the yield reported by the Board of Directors of the reciprocal guarantee company as of that date (see Note 2.g .A .4).

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
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)
3.         Significant accounting policies (continued)

d.	Inventories (continued)

During the years ended June 30, 2002, 2003 and 2005, the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2004 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item "Gain from operations and holdings of real estate assets, net" in the statement of income. The balance of allowance for impairment of inventory amounts to Ps. 83, Ps. 29 and Ps. 157 for the years ended June 30, 2012, 2011 and 2010, respectively. See Note 3.t. for details on accounting for impairment losses.

e.	Fixed assets, net

Fixed assets, net are comprised primarily of rental properties (including shopping centers), hotels and other property and equipment held for use by the Company.

•	Rental properties (including shopping centers)

Rental properties are carried at cost (adjusted for inflation as described in Note 2.c.), less accumulated depreciation and allowances for impairment. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are capitalized and depreciated over their estimated remaining useful lives. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation and allowances for impairment of the assets are removed from the accounts and any profit or loss is recognized. The Company capitalizes financial costs (interest and foreign exchange differences) on long-term construction projects. Capitalized financial costs amounted to Ps. 1.5 million, Ps. 1.7 million and Ps. 5.3 million for the years ended June 30, 2012, 2011 and 2010, respectively, mainly in connection with the construction of the Dot Baires, Shopping Alto Rosario and Dique IV.

During the years ended June 30, 2002, 2003 and 2005 the Company recognized significant impairment losses. As permitted by Argentine GAAP, due to increases in fair market values, these impairment charges were subsequently reversed partially during the years ended June 30, 2003 through the current fiscal year. Impairment charges and subsequent reversals are included in the line item "Gain from operations and holdings of real estate assets, net" in the income statement. The balance of allowance for impairment of fixed assets amounts to Ps. 1,814, Ps. 2,507 and Ps. 3,532 for the years ended June 30, 2012, 2011 and 2010, respectively.

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
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)
3.         Significant accounting policies (continued)

f.     Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over three years.

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

Represents fees and expenses related to the registration of trademarks. These trademarks are amortized on a straight- line basis over a ten year period.

•	Above and below market leases and in-place leases

See Note 3.h. for details on accounting for these intangibles.

•	Concession rights

Intangible assets include Arcos del Gourmet S.A.’s (a subsidiary of APSA) concession right, which will be amortized over the life of the concession agreement, upon commencement of operation (see Note 2.g. C.6.).

•	Customer relationships

Represent the net present value of the future economic benefits related to the use of acquired customer base. This asset is amortized on a straight-line basis over a twelve-year period.

•	Non-compete agreement

This right is valued at acquisition cost and is amortized over the life of the agreement (28 months).

Under the agreement executed with BHSA for the sale of Tarshop S.A.´s shares, APSA has signed a non-complete agreement in favour of BHSA and has thus written off this intangible asset (See Note 2.g.C.7(iii)).

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

3.         Significant accounting policies (continued)

h.	Business combinations (continued)

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
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
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

As discussed in Note 2.h the Company has changed the accounting policy relating to the differences between the price-level restated amounts of assets and liabilities and their historical basis for deferred income tax calculation purposes.

p.	Minimum Presumed Income Tax (MPIT)

The company and its subsidiaries are subject to the Minimum Presumed Income Tax Law (“Impuesto a la Ganancia Mínima Presunta” or “MPIT”). The MPIT is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to Income Tax and the Company is required to pay the greater of the income tax or the MPIT. Any excess of the MPIT over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over MPIT occurring within the subsequent ten years. In the opinion of management, it is probable that the Company will utilize such asset against future taxable income charges within the next ten years and, as a result, the Company has recognized the accumulated MPIT charge within “Other receivables and prepaid expenses current and non current”, as appropriate, in the accompanying Consolidated Balance Sheet. This tax credit has been recorded at its nominal value.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
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

Advertising and promotion expenses were Ps. 10,132, Ps. 12,476 and Ps. 27,769 for the years ended June 30, 2012, 2011 and 2010, respectively.

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
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
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

The Company follows RT 18 “Derivative instruments and coverage operations” and carries these derivatives as assets or liabilities at fair market value on the balance sheet. RT 18 requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of income, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. While management believes each of the financial instruments manage various market risks, these instruments are not designated and accounted for as hedges as a result of the extensive record keeping requirements of the provisions. Accordingly, the Company’s derivatives are marked to market on a current basis with gains and losses recognized in earnings. For details on the Company’s derivative financial instruments activity, see Note 14.

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
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

3.         Significant accounting policies (continued)

y.	Earnings per share (continued)

In computing diluted EPS, income available to common shareholders used in the basic EPS calculation is adjusted to add back the after-tax amount of interest recognized for the year with respect to any debt convertible to common stock. Additional adjustments are made for any other income or loss items that would result from the assumed conversion of potential common shares. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.  Diluted EPS is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted EPS excludes potential common shares if their effect is anti-dilutive. For the fiscal year ended June 30, 2012 and 2011 the Company did not have convertible debt and warrants outstanding. The Company considered the dilutive effect of outstanding warrants and convertible debt in calculating diluted EPS.

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

Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounting records of the Company in Argentine Pesos at the exchange rate prevailing at the time of the transaction. Monetary assets and liabilities in foreign currencies at year-end are then translated into Argentine Pesos at closing exchange rates. Assets, liabilities, income and expenses in foreign currencies generate transaction gains and losses, which are recorded within “Financial results, net” in the Statement of Income.

4.      Details of balance sheet accounts

a. Cash and banks:

	As of June 30,
	2012	2011
Bank accounts (Note 27.e.)	249,255	166,402
Cash on hand (Note 27.e.)	8,196	1,768
	257,451	168,170

b. Investments:

	As of June 30,
	2012	2011
Current
Mutual funds (Note 27.e.)	102,235	204,167
Shares of public companies (Note 27.e.)	11,668	2,912
Mortgage bonds issued by BHSA. (Note 11)	496	477
Interest receivable Non-Convertible Notes Cresud S.A.C.I.F. y A. (Notes 11 and 27.e.and 2.g.B.9)	8,781	2,615
Other investments (Note 27.e.)	9	12
	123,189	210,183

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

4.      Details of balance sheet accounts (continued)

b.	Investments (continued):

	As of June 30,
	2012	2011
Non-Current
Equity investments:
Banco Hipotecario S.A (i) (Note 2.g.B.10)	1,023,831	917,690
Hersha Hospitality Trust (Notes 2.g C.1. and 27.e.)	300,666	277,248
Manibil	28,727	27,681
Advance payments for the acquisition of shares (Note 2.g.B.3, 2.g.B.6, 2.g.C.6 and 27.e)	- -	1,797
Banco de Crédito y Securitización S.A. (Note 2.g.B.6)	8,792	6,117
New Lipstick LLC (Note 2.g.B.13)	124,233	115,946
Rigby 183 LLC (Note 2.g.B.1)	88,736	91,128
Tarshop S.A. (Note 2.g.C.7)	43,819	49,459
Bitania 26 S.A. (Note 2.g.A.2)	21,256	- -
Shares and warrants Supertel Hospitality Inc. (Note 2.g.A.3 (iii))	135,922	- -
TGLT S.A. (Note 2.g.B.8)	59,031	56,381
Non-convertible Notes Cresud S.A.C.I.F. y A. (Notes 11, 27.e. and 2.g.B.9)	29,958	7,706
Fund risk mutual guarantee company (Note 2.g.A.4)	10,000	- -
Other investments (Note 27 e.)	451	501
Undeveloped parcels of land (ii):
Santa María del Plata	159,243	158,742
Puerto Retiro (Note 13)	54,270	54,370
Caballito plot of land (Note 13)	45,814	45,814
Patio Olmos	33,475	33,475
Luján plot of land (Note 2.g.A.5)	40,102	- -
Zetol and Vista al Muelle plot of land (Note 13 (iii))	61,444	53,861
Air space Coto	16,110	16,110
Air space Soleil Factory (Note 2.g.B.11)	6,676	6,676
Canteras Natal Crespo (Note 23)	5,971	5,779
Pilar	3,408	3,408
Others	16,268	16,256
	2,318,203	1,946,145

(i)
As of June 30, 2012 and 2011, includes Ps. (25,409) and Ps. (21,863), respectively, as goodwill and high and less value and unrealized profits resulting from intergroup transactions. As of June 30, 2012 and 2011 represents 446,515,208 shares with a quoted value at closing equivalent to Ps. 1.23 and Ps. 2.36 per share, respectively.

(ii)	Shown net of allowances for impairment losses mentioned in Note 3.t.
(iii)
Upon acquisition, such instruments were recorded at acquisition cost. The price paid at acquisition of U$S 30.0 million was allocated based on the estimated relative fair value of both instruments, according to Note 3.c, U$S 26.0 million to preferred shares and U$S 4.0 million to warrants.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

4.      Details of balance sheet accounts (continued)

c.	Accounts receivable, net:

	As of June 30,
	2012	2011
Current
Consumer financing receivables (Note 27.e.)	11,128	70,248
Leases and services receivables (Note 27.e)	102,803	78,762
Checks to be deposited (Note 27.e.)	127,552	95,226
Debtors under legal proceedings (ii)	46,650	48,954
Pass-through expenses receivables (i)	26,834	18,953
Receivables from the sale of properties (iii) (Note 27 e.)	25,065	28,781
Hotel receivables (Note 27. e.)	14,106	9,954
Related parties (Notes 11 and 27.e.)	8,279	8,767
Receivables with collection agents	4,864	4,869
Less:
Allowance for doubtful accounts (Note 27.c.)	(65,893)	(115,516)
	301,388	248,998

Non-Current
Receivables from the sale of properties (iii) (Note 27 e.)	34,913	13,851
Leases and services receivables (Note 27 e.)	1,748	449
Less:
Allowance for doubtful accounts (Note 27.c.)	- -	- -
	36,661	14,300

(i)	Represents receivables for common area maintenance and other operating expenses charged to tenants of shopping centers.
(ii)	Comprised of Ps. 0.8 million and Ps. 0.9 million related to mortgage receivables and Ps.45.8 million and Ps. 48.1 million related to leases receivables, as of June 30, 2012 and 2011, respectively.
(iii)
Includes fixed-rate mortgage receivables from several borrowers. As of June 30, 2012 and 2011, the amount due from the largest individual borrower were Ps. 14,807 and Ps 14,844, respectively, at a contractual interest rate of 9% and 14%, respectively (see Note 26.II.s.).

d.	Other receivables and prepaid expenses:

	As of June 30,
	2012	2011
Current
Related parties (Notes 11 and 27 e.)	34,496	42,270
Prepaid expenses and services (Note 27 e.)	49,254	43,632
Value Added Tax ("VAT")	30,725	42,386
Gross revenue tax prepayment	5,759	6,947
Income tax prepayment	4,154	2,373
MPIT	732	1,824
Loans granted	11,165	644
Others (Notes 13 and 27 e.)	12,558	15,093
	148,843	155,169

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

4.      Details of balance sheet accounts (continued)

d.   Other receivables and prepaid expenses (continued):

	As of June 30,
	2012	2011
Non-Current
VAT	35,122	49,059
MPIT	104,787	84,492
Deferred income tax (Note 15)	30,104	18,678
Related Parties (Note 11)	455	415
Others (Notes 13 and 27 e.)	5,879	7,592
Mortgage receivable (i)	2,208	2,208
Allowance for doubtful mortgage receivable (i)	(2,208)	(2,208)
Gross revenue tax prepayment.	1,346	1,067
Less:
Present value – other receivables	(6,636)	(11,677)
	171,057	149,626

(i)
Corresponds to a loan granted to an unaffiliated third party, which is collateralized by a mortgage on certain properties. During fiscal year 2001, this debtor filed for bankruptcy. As a result, the Company has recognized an allowance for the entire balance based on the opinion of its legal counsel.

e.	Inventories:

	As of June 30,
	2012	2011
Current
Horizons (v)	113,168	209,458
Caballito Nuevo (i)	2,150	5,473
Abril .	1,108	1,085
El Encuentro (ii)	1,315	4,432
Rosario plot of land (iii)	- -	25,511
Torres de Rosario under construction. .	6,001	9,320
Other inventories	8,437	7,381
	132,179	262,660

Non-Current

Rights for residential units to be received Beruti (vi) (Note 11)	23,608	23,309
Rights for residential units to be received Caballito (TGLT) (vii) (Notes 11)	52,205	51,999
Torres de Rosario under construction	10,417	4,388
El Encuentro (ii)	1,607	1,486
Pereiraola (iv)	8,200	8,200
Abril	752	- -
Other inventories	432	59
	97,221	89,441

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

4.           Details of balance sheet accounts (continued

e.	Inventories (continued):

(i)
In May 2006, Koad S.A. (“Koad”) and the Company entered into an asset exchange agreement valued at US$ 7.5 million pursuant to which the Company delivered to Koad a parcel in Caballito for the construction of a building complex to be named “Caballito Nuevo.”. As consideration therefore, Koad S.A. made a down payment of US$ 0.05 million and agreed to cancel the US$ 7.4 million balance by delivering 118 apartments and 68 parking spaces. To secure this transaction, Koad raised a US$ 7.5 million mortgage on the parcel that constitutes its subject matter and posted a surety bond for US$ 1.0 million. On October 15, 2010, Koad conveyed to IRSA full title, possession and ownership over the units agreed in the barter deed and the security interests that had been set up in that respect were cancelled.

During the fiscal year ended on June 30, 2011, several sale agreements had been subscribed, which measured the properties at their net realizable value and for which all deeds have been issued. During the fiscal years ended on June 30, 2012 and 2011 Ps. 1,415 and Ps. 5,790, respectively, were generated on this concept. As of June 30, 2012 the sale had been perfected upon execution of the deed of conveyance of 109 units and 50 parking spaces for which the respective preliminary sales agreements had been signed.

(ii)
In March 2004, the Company sold (through subsidiaries) a parcel in Benavidez to Desarrolladora El Encuentro S.A. (DEESA) in exchange for (i) US$ 1.0 million in cash and (ii) 110 residential lots in the parcel to be subdivided by DEESA for US$ 3 million. On December 22, 2009 DEESA delivered the residential lots. In addition preliminary sales agreements have been signed which were recognized at their net realizable value, and recorded a gain of Ps. 1,369 and 3,732 during the fiscal years ended June 30, 2012 and 2011, respectively. As of June 30, 2012 the property rights has been recorded as public deed for 82 residential lots.

(iii)	See Note 2.g.C.10

(iv)	See Note 2.g.C.4.

(v)
As of June 30, 2012, the percentage of completion of the “Horizons” project was 99.69%. Rio block´s towers included in the project have already been completed and are currently signing the title deeds. Likewise, the signature of deeds began for the completed units on Parque block.

(vi)	See Note 2.g.B.7 (i).

(vii)	See Note 2.g.B.7 (ii).

f.	Negative goodwill, net:

	As of June 30,
	2012	2011
Goodwill:
Alto Palermo S.A.	18,975	20,194
Arcos del Gourmet S.A	5,730	- -
Torre BankBoston	5,272	5,481
Nuevo Puerto Santa Fe S.A	843	- -
Museo Renault	- -	2,951
Conil S.A	343	343
Quality Invest S.A	176	- -
Others	140	- -
	31,479	28,969

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

f.	Negative goodwill, net (continued)

	As of June 30,
	2012	2011
Negative goodwill:
Alto Palermo S.A.(Note 2.g.B.12)	(337,958)	(358,080)
Palermo Invest S.A.	(36,102)	(38,180)
Empalme S.A.I.C.F.A. y G	(5,630)	(6,127)
Mendoza Plaza Shopping S.A.	(2,611)	(2,783)
Emprendimiento Recoleta S.A.	(77)	(127)
Unicity S.A.	(3,601)	(3,601)
Soleil Factory.	(8,967)	(9,371)
	(394,946)	(418,269)
Negative goodwill, net	(363,467)	(389,300)

g.   Trade accounts payable:

	As of June 30,
	2012	2011
Current
Suppliers (i)(ii) (Note 27 e.)	73,962	78,857
Accruals	67,040	60,830
Related parties (Notes 11 and 27 e.)	3,366	9,905
Other (Note 27 e.)	2,520	3,557
	146,888	153,149
Non-Current
Suppliers	4	47
	4	47

(i)	As of June 30, 2012 and 2011, includes accounts payable to merchants for credit card operations of Ps. 0.2 million and Ps. 0.6 million, respectively.
(ii)
As of June 30, 2012 and 2011, this includes Ps. 19.0 million and Ps. 36.4 million, respectively, balances that reflect the liabilities in kind associated to the acquisition of properties in Vicente López (Note 4. e. (v)).

h. Advances from customers:

	As of June 30,
	2012	2011
Current
Admission rights	78,172	60,822
Related parties (Note 11)	3,294	- -
Sale advances (Note 27 e.)	60,172	103,517
Lease and customer advances (Note 27.e.)	84,094	68,524
	225,732	232,863

Non-Current
Admission rights	85,281	66,885
Lease advances (Note 27.e.)	25,751	27,359
	111,032	94,244

i.       Salaries and social security payable:

	As of June 30,
	2012	2011
Provision for vacation and bonuses	31,252	27,333
Salaries and social security payable	8,656	7,657
Other	778	802
	40,686	35,792

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

j. Short-term and long-term debt:

	As of June 30,
	2012	2011
Short-term debt
Bank loans (i) (Note 27.e.)	126,774	128,448
Bank overdrafts including accrued interests	195,294	420,032
Finance leases payable	944	- -
Seller financing (ii)	49,774	47,846
APSA Non-Convertible Notes 2012 (iii)	- -	28,889
IRSA Non-Convertible Notes 2017 (Notes 10 and 27.e)	23,175	20,960
IRSA Non-Convertible Notes 2013 (Note 10)	102,888	- -
IRSA Non-Convertible Notes 2014 (Note 10 and 27.e)	38,278	- -
APSA Non-Convertible Notes 2017 (iii)	4,555	4,490
APSA Convertible Notes 2014 (iv) .	2	3
IRSA Non-Convertible Notes – 2020 (Note 10 and 27.e.)	34,003	30,800
Related parties (Note 11)	- -	2,345
	575,687	683,813

Long-term debt
IRSA Non-Convertible Notes 2017 (Notes 10 and 27.e)	675,843	612,419
APSA Non-Convertible Notes 2017 (iii)	480,967	432,591
IRSA Non-Convertible Notes – 2020 (Note 10 and 27.e)	661,078	598,116
Finance leases payable	479	- -
Bank loans (Note 27.e)	- -	27,585
IRSA Non-Convertible Notes 2013 (Note 10)	51,032	- -
IRSA Non-Convertible Notes 2014 (Note 10 and 27.e)	114,665	- -
APSA Convertible Notes 2014 (iv)	37	4,640
Seller financing (ii)	81,725	81,568
	2,065,826	1,756,919

(i)     The outstanding balance as of June 30, 2012 includes the following loans:

(a)	Ps. 915 as current balance related to debt for purchase of “Edificio República” (See Note 13).
(b)	Ps. 30,345 as current related to a loan granted by Banco Provincia due in July, 2012, at a nominal fixed rate of 14% per annum.
(c)	Ps. 1,865 current balance corresponding to Hoteles Argentinos S.A.’s mortgage loan. (See Note 13 ii).
(d)
Ps. 5,813 current, which pertain to a loan of Nuevas Fronteras S.A. from Standard Bank Argentina, due in June 2012 at a fixed rate of 15.55%. The amount is disclosed net of negotiation expenses for Ps. 67.

(e)	Ps. 15,194 as current balance, which pertain to a loan of Nuevas Fronteras S.A. from Banco de San Juan, due in November 2012, at a fixed rate of 15.75% per annum.
(f)	Ps. 50,000 as current corresponding to a loan granted by Banco Nación due in November 2012 at a nominal Badlar rate plus 400 basic points.
(g)	Ps. 22,635 as current corresponding to a loan of Real Estate Investment Group L.P. with Citibank N.A., due in December 28, 2012 at a LIBOR rate plus 2.75% (Note 13 vi).
(h)	Ps. 7 which pertain to miscellaneous.

(ii)	As of June 30, 2012 the balance mainly includes:
(a)	Ps. 11,623 as current balance and a Ps. 24,077 as non-current balance to the debt from acquisition of Zetol S.A. (Note 13)
(b)	Ps. 10,235 as current balance and a Ps. 1,530 as non-current balance related to the seller financing for purchase of Arcos del Gourmet S.A. (Notes 2.g.C.6 and 13 xiii)
(c)	Ps. 2,854 as current balance and a Ps. 38,689 as non-current balance related to the debt from acquisition of Soleil Factory (Notes 2.g.B.11 and 13).
(d)	Ps. 17,644 as current balance and Ps. 17,429 as non-current balance related to the debt for purchase of Predio San Martín (Notes 2.g.B.2 and 13).

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

j. Short-term and long-term debt (continued)

(e)	Ps. 7,418 as current balance corresponding to the debt from acquisition of Nuevo Puerto de Santa Fe S.A. (Note 2.g.B.3)

(iii)
On May 11, 2007, Alto Palermo S.A. (APSA) issued two new series of Notes for a total amount of US$ 170.0 million. Series I relates to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. As of June 30, 2012 total Series I Notes repurchased by APSA amount to US$ 10.0 million. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed. Series II was related to the issuance of Ps. 154 million (equivalent to US$ 50 million). Principal was settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrued interest at 11% per annum, maturing on June 11 and December 11 of each year as from December 11, 2007.
As of June 30, 2012, Series II is completely cancelled.
Additionally, under such Global Issuance Program of Non-Convertible Notes, on November 10, 2009, the placement of the two new Series of Non-Convertible Notes for a total value of Ps. 80.7 million was completed.  Series III related to the issuance of Ps. 55.8 million which matured on May 12, 2011 and accrued interest at variable Badlar rate plus a 3% payable on a quarterly basis. On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the series referred above.
Series IV related to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million), which matured on May 12, 2011 and accrued interest at a fixed rate of 6.75%, payable on a quarterly basis. On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the series referred above.
The APSA´s Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the creation of a Global Program for the issuance of securities representing short-term debt (up to one year term) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

(iv)
On July 19, 2002, APSA issued an aggregate amount of US$ 50.0 million of Convertible Notes (the "APSA Convertible Notes") in exchange for cash and the settlement of certain liabilities.
The APSA Convertible Notes accrue interest at a fixed annual interest rate of 10%, are convertible at any time at the option of the holder into common shares of APSA of Ps. 0.10 par value per share and originally matured on July 19, 2006. A meeting of note holders resolved to extend the maturity date of the APSA Convertible Notes through July 19, 2014 although the remaining terms and conditions were left unchanged. As of June 30, 2012 holders of convertible notes have exercised their right to convert ordinary shares for a total of US$ 18.3 million. The outstanding balance of the APSA Convertible Notes as of June 30, 2012 amounts to US$ 31.7 million, net of the CNB underwritten by the Company for Ps. 6,534 current and Ps. 143,679 non- current.

k.	Taxes payable:

	As of June 30,
	2012	2011
Current
VAT payable, net (Note 27 e.)	24,980	21,615
Tax Amnesty Plan for Income Tax	1,960	1,759
MPIT, net	8,740	1,933
Income tax provision, net	104,873	67,912
Tax amnesty plan for gross revenue tax	438	486
Gross revenue tax	2,653	1,607
Tax withholdings	5,780	13,345
Provision for tax on shareholders’ personal assets	3,510	3,961
Tax amnesty plan for ABL	2,182	1,464
Other	6,016	4,971
	161,132	119,053
Non-Current
Deferred income tax (Note 15)	388,318	476,864
Tax amnesty plan for income tax	15,426	17,386
Tax amnesty plan for gross revenue tax	584	832
Tax amnesty plan for ABL	3,291	1,927
	407,619	497,009

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

4.	Details of balance sheet accounts (continued)

l.	Other liabilities:

	As of June 30,
	2012	2011
Current
Payables to National Parks Administration (Note 19)	Ps. -	Ps.	1,100
Guarantee deposits (Note 27 e.)	2,090		4,128
Accrual for directors fees (Note 11)	23,529		15,612
Contributed leasehold improvements (i)	266		332
Related parties (Notes 11 and 27 e.)	61,192		35,674
Dividends payable to minority (Note 11)	34,724		- -
Other liabilitieS	- -		16,004
Others (Note 27 e.)	6,095		6,218
	127,896		79,068

Non-Current
Contributed leasehold improvements (i)	Ps. 8,903	Ps. 9,170
Guarantee deposits (Note 27 e.)	10,252		6,302
Related parties (Note 11)	20		20
Others (Note 27 e.)	589		2,732
Less:
Present value – other liabilities	(178)		(95)
	19,586		18,129

(i)
Contributed leasehold improvements relate to improvements made by tenants in Abasto Shopping Center and Mendoza Plaza Shopping. Contributed leasehold improvements are recorded as fixed assets based on construction costs incurred with a corresponding deferred liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was not significant for the years ended June 30, 2012 and 2011.

5.	Shareholders' equity

a.	Common stock

As of June 30, 2012, the Company had 578,676,460 authorized and outstanding shares of common stock, having a par value of Ps. 1.0 per share. Holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Following is a detail of the activity during the years ended June 30, 2010, 2011 and 2012:

	Common Stock
	Shares issued	Par value	Additional paid-in-capital

Balances as of June 30, 2010	578,676,460	578,676	793,123

Balances as of June 30, 2011	578,676,460	578,676	793,123

Balances as of June 30, 2012	578,676,460	578,676	793,123

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

5.	Shareholders' equity (continued)

b.	Inflation adjustment of common stock

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

e.       Dividends distribution

The Shareholders’ Meetings held on October 31, 2011 and May 23, 2012, approved, among other issues, the payment of a cash dividend, charged to the balance booked under the account Retained Earnings and Reserve for new developments, corresponding to the fiscal year ended on June 30, 2011, for a total amounts of Ps. 211,575 million and Ps. 99,000 million, respectively.

f.	Adjustment of retained earnings

As explained in Note 2 h., the company has recorded an adjustement to recognize the relevant deferred tax liability relating to the adjustment for inflation.

In line with the guidelines established by Ruling 592 of CNV, on September 10, 2012, the Board of Directors decided to propose to the shareholders an adjustment in the Statement of Changes in Shareholders’ Equity related to the deferred tax liability derived from the adjustment for inflation against retained earnings, as part of the implementation of the IFRSs.

It will be a one-time proposal submitted to the next Shareholders’ Meeting that will consider the financial statements for the fiscal year ended June 30, 2012, pursuant to the provisions issued by the CNV.

In this respect, below is detailed the effect of the reallocation proposal of such adjustments on the items of the Statement of Changes in Shareholder´s Equity, in order to show the effects of such reallocation after approval by the Meeting.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

5.	Shareholders' equity (continued)

f.	Adjustment of retained earnings (continued)

Items	Figures in Ps. as of June 30, 2012 resulting from the Statement of Changes in Shareholders’ Equity	Adjustment proposed pursuant to ruling 592 of the CNV	Adjusted figures in Ps. to be approved by the Shareholders’ Meeting
Capital stock	578,676	- -	578,676
Inflation adjustment of common stock	274,387	(151,058)	123,329
Additional paid-in capital	793,123	- -	793,123
Total	1,646,186	(151,058)	1,495,128
Legal reserve	71,136	- -	71,136
Reserve for new developments	419,783	- -	419,783
Long-term incentive program reserve	2,595	- -	2,595
Cumulative translation adjustment	79,975	- -	79,975
Retained earnings	115,604	151,058	266,662
Total as of June 30, 2012	2,335,279	- -	2,335,279

g.       Reimbursement of expired dividends

The reimbursement of APSA’s dividends expired has been recorded against Retained Earnings proportionally to the Company’s interest.

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

This segment includes the operating results of lease and service revenues of office space and other building properties from tenants and rental of advertising activities.

•	Shopping centers

This segment includes the operating results of shopping centers principally comprised of lease and service revenues from tenants.

•	Consumer Financing

During the fiscal years ended June 30, 2010, APSA, through its subsidiary, Tarshop, and its jointly controlled entity, Apsamedia, was engaged in the origination of consumer loans and credit card transactions and securitization of receivables. As part of a plan, APSA sold 80% of Tarshop on September 13, 2010, and acquired the remaining 50% in Apsamedia in January 2011. After acquisition of control in Apsamedia, APSA sold a significant portion of its receivables portfolio and other assets to Tarshop. Apsamedia retained certain receivables and continues as an entity with residual activities. APSA continues in the consumer financing business through its 20% interest in Tarshop where it retained significant influence.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

6.           Segment information (continued)

Accordingly, the consumer financing business segment includes the consolidated results of Tarshop for the years ended June 30, 2010, and for the period from July 1, 2010 through August 31, 2010. As from September 1, 2010, APSA analyzed the performance of its consumer financing segment through monitoring its results in Tarshop as an equity method investee. Additionally, the consumer financing business segment includes the proportionate consolidated results of Apsamedia for the years ended June 30, 2010, and for the period from July 1, 2010 through December 31, 2010. As from January 1, 2011, the results of Apsamedia were consolidated into the results of the Company. However, these results are residual since a significant portion of Apsamedia’s business was sold to Tarshop in January 2011.

•	Hotels

This segment includes the operating results of the Company's hotels principally comprised of room, catering and restaurant revenues.

•	Financial Operations and Others

This segment primarily includes results related to or generated by security transactions and other non-core activities of the Company. This segment also includes gains/loss in equity investees of the Company related to the banking industry.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

6.         Segment information (continued)

As of and for the year ended June 30, 2012

	Development and Sale of Properties	Office and other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotels	Consumer Financing	Financial Operations and Others	Total
Revenues …	328,404	192,267	871,732	170,012	4,836	- -	1,567,251
Costs	(217,774)	(33,332)	(180,638)	(116,983)	(1,604)	- -	(550,331)
Gross profit	110,630	158,935	691,094	53,029	3,232	- -	1,016,920
Gain from recognition of inventories at net realizable value	42,817	- -	- -	- -	- -	- -	42,817
Selling expenses	(22,528)	(10,337)	(52,776)	(22,577)	(296)	- -	(108,514)
Administrative expenses	(39,732)	(44,098)	(88,456)	(44,853)	(267)	- -	(217,406)
Gain from operations and holdings of real estate assets, net	12	561	- -	- -	- -	- -	573
Operating income (loss)	91,199	105,061	549,862	(14,401)	2,669	- -	734,390
Amortization of negative goodwill, net	981	(2,063)	19,227	- -	- -	- -	18,145
Gain on equity investes	2,095	(15,332)	(151)	13,577	10,364	106,213	116,766
Financial results, net	(22,374)	(51,031)	(149,806)	(10,303)	(1,575)	(207,902)	(442,991)
Other income (expenses), net ..	- -	- -	(16,918)	172	1,508	(14,589)	(29,827)
Income (loss) before taxes and minority interest	71,901	36,635	402,214	(10,955)	12,966	(116,278)	396,483
Income tax and MPIT	(25,165)	(12,822)	(160,954)	(6,816)	211	102,863	(102,683)
Minority interest	178	- -	(27,410)	13,513	- -	- -	(13,719)
Net income (loss)	46,914	23,813	213,850	(4,258)	13,177	(13,415)	280,081

Acquisition of fixed assets and intangible assets	- -	13,631	114,611	5,396	- -	- -	133,638
Depreciation and amortization (b)	82	25,488	138,583	13,284	17	- -	177,454
Non-current investments in equity investees	87,758	212,969	- -	457,844	43,819	1,032,623	1,835,013

Operating assets	706,223	1,321,294	2,470,062	659,236	15,875	1,032,623	6,205,313
Non-operating assets	41,639	41,847	(183,517)	68,013	46,631	380,639	395,252
Total assets	747,862	1,363,141	2,286,545	727,249	62,506	1,413,262	6,600,565

Operating liabilities	22,596	103,298	511,045	41,009	7,525	- -	685,473
Non-operating liabilities	538,124	496,670	1,760,141	273,628	71	148,250	3,216,884
Total liabilities	560,720	599,968	2,271,186	314,637	7,596	148,250	3,902,357

(a) Includes offices, commercial and residential premises.
(b) Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

6.	Segment information (continued)

As of and for the year ended June 30, 2011

	Development and Sale of Properties	Office and other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotels	Consumer Financing	Financial Operations and Others	Total
Revenues	341,074	164,618	674,779	192,883	68,576	- -	1,441,930
Costs	(244,764)	(32,559)	(181,473)	(119,471)	(22,488)	- -	(600,755)
Gross profit	96,310	132,059	493,306	73,412	46,088	- -	841,175
Gain from recognition of inventories at net realizable value	45,442	- -	- -	- -	- -	- -	45,442
Selling xpenses	(15,396)	(5,283)	(40,229)	(20,923)	(24,873)	- -	(106,704)
Administrative expenses	(41,425)	(43,734)	(67,935)	(40,318)	(6,947)	- -	(200,359)
Net income from retained interest in securitized receivables	- -	- -	- -	- -	4,707	- -	4,707
Gain from operations and holdings of real estate assets, net .	128	1,012	- -	- -	- -	- -	1,140
Operating income	85,059	84,054	385,142	12,171	18,975	- -	585,401
Amortization of negative goodwill, net	981	725	15,621	- -	100	- -	17,427
Gain on equity investees	443	- -	41	9,682	9,298	118,956	138,420
Financial results, net	(16,714)	(38,369)	(121,991)	(11,326)	(26,820)	(67,026)	(282,246)
Other income (expenses), net	(1,621)	- -	(2,745)	1,040	9,245	(20,528)	(14,609)
Income before taxes and minority interest	68,148	46,410	276,068	11,567	10,798	31,402	444,393
Income tax and MPIT	(21,413)	(15,763)	(81,129)	(7,257)	4,702	29,657	(91,203)
Minority interest	768	- -	(39,975)	(19,200)	-	2	(58,405)
Net income	47,503	30,647	154,964	(14,890)	15,500	61,061	294,785

Acquisition of fixed assets and intangible assets	76	38,424	751,044	8,145	3,003	- -	800,692
Depreciation and amortization (b)	200	24,155	132,027	14,269	902	- -	171,553
Non-current investments in equity investees	84,062	207,074	- -	277,248	49,459	923,807	1,541,650

Operating assets	671,738	1,367,767	2,413,943	479,881	26,198	1,007,869	5,967,396
Non-operating assets	40,754	44,846	(179,505)	29,251	22,510	378,353	336,209
Total assets	712,492	1,412,613	2,234,438	509,132	48,708	1,386,222	6,303,605

Operating liabilities	24,491	137,990	402,523	39,030	31,112	- -	635,146
Non-operating liabilities	484,542	439,717	1,683,938	212,778	- -	228,865	3,049,840
Total liabilities	509,033	577,707	2,086,461	251,808	31,112	228,865	3,684,986

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

6.         Segment information (continued)

As of and for the year ended June 30, 2010:

	Development and Sale of Properties	Office and other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotels	Consumer Financing	Financial Operations and Others	Total
Revenues	225,567	154,164	518,355	159,894	265,346	- -	1,323,326
Costs	(83,145)	(30,868)	(158,915)	(102,897)	(99,470)	- -	(475,295)
Gross profit	142,422	123,296	359,440	56,997	165,876	- -	848,031
Gain from recognition of inventories at net realizable value	33,831	- -	- -	- -	- -	- -	33,831
Selling expenses	(2,388)	(4,452)	(37,134)	(16,509)	(124,918)	- -	(185,401)
Administrative expenses	(35,079)	(45,679)	(54,335)	(35,074)	(25,124)	- -	(195,291)
Net income from retained interest in securitized receivables	- -	- -	- -	- -	37,470	- -	37,470
Gain from operations and holdings of real estate assets, net	730	361	- -	- -	- -	- -	1,091
Operating income	139,516	73,526	267,971	5,414	53,304	- -	539,731
Amortization of negative goodwill, net	844	863	561	- -	(627)	- -	1,641
Gain on equity investees	1,907	- -	40	5,990	- -	152,479	160,416
Financial results, net	(8,868)	(18,487)	(87,564)	(15,697)	(18,921)	(15,559)	(165,096)
Other income (expenses), net	- -	- -	(1,321)	2,604	(1,984)	(9,610)	(10,311)
Income (loss) before taxes and minority interest	133,399	55,902	179,687	(1,689)	31,772	127,310	526,381
Income tax and MPIT	(40,409)	(13,412)	(56,524)	1,334	(8,694)	(8,166)	(125,871)
Minority interest	140	- -	(49,176)	4,622	(158)	--	(44,572)
Net income	93,130	42,490	73,987	4,267	22,920	119,144	355,938

Acquisition of fixed assets and intangible assets	--	102,040	56,998	3,727	1,696	- -	164,461
Depreciation and amortization (b)	343	24,535	111,736	16,138	7,994	- -	160,746
Non-current investments in equity investees	27,238	- -	- -	204,553	- -	815,068	1,046,859

Operating assets	582,204	991,750	1,780,777	210,675	277,486	204,553	4,047,445
Non-operating assets	75,444	97,002	148,225	30,179	49,785	1,172,649	1,573,284
Total assets	657,648	1,088,752	1,929,002	240,854	327,271	1,377,202	5,620,729

Operating liabilities	36,863	173,187	355,185	38,451	174,254	--	777,940
Non-operating liabilities	333,635	304,472	928,536	192,907	122,714	187,714	2,069,978
Total liabilities	370,498	477,659	1,283,721	231,358	296,968	187,714	2,847,918

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

7.         Gain from operations and holdings of real estate assets, net:

	Year ended June 30,
	2012	2011	2010
Gain from operations and holdings of real estate assets, net	573	1,140	1,091
	573	1,140	1,091

8.         Financial results, net:

	Year ended June 30,
	2012	2011	2010
Financial results generated by assets:
Interest income	19,517	16,630	16,484
Interest on discounting assets	6,359	3,370	3,720
Subtotal interest income	25,876	20,000	20,204
Foreign exchange gain	47,456	23,340	6,774
Subtotal Foreign exchange gain exchange	47,456	23,340	6,774
Gain (loss) on financial operations	(8,590)	(5,293)	8,197
Gain on derivative financial instruments	- -	2,395	--
Subtotal other holding gain (loss)	(8,590)	(2,898)	8,197
Total financial results generated by assets	64,742	40,442	35,175

Financial results generated by liabilities:
Interest expense	(279,123)	(230,724)	(146,078)
Interest on discounting liabilities	37	(87)	(324)
Subtotal interest expense	(279,086)	(230,811)	(146,402)
Foreign exchange (loss) gain	(213,673)	(82,855)	(49,392)
Subtotal Foreign exchange loss	(213,673)	(82,855)	(49,392)
Loss on derivative financial instruments	(2,001)	- -	(2,582)
Others	(12,973)	(9,022)	(1,895)
Subtotal other financial (expenses) income, net	(14,974)	(9,022)	(4,477)
Total financial results generated by liabilities	(507,733)	(322,688)	(200,271)
Total financial results, net	(442,991)	(282,246)	(165,096)
9.         Other expenses, net:

	Year ended June 30,
	2012	2011	2010
Other income:
Recovery of allowance	3,280	340	1,151
Sale of client base and assignment of portfolio	770	9,442	- -
Other	2,322	979	385
	6,372	10,761	1,536

Other expenses:
Donations	(17,278)	(7,020)	(5,592)
Tax on Shareholders’ personal assets	(3,378)	(4,278)	(4,323)
Provision for contingencies (i)	(6,602)	(3,032)	(742)
Unrecoverable VAT	(2,222)	(3,347)	(514)
Expense Prior Capitalized Items (ii)	(4,822)	- -	- -
Others	(1,897)	(7,693)	(676)
	(36,199)	(25,370)	(11,847)
Other expenses, net	(29,827)	(14,609)	(10,311)

(i)	As of June 30, 2012, includes Ps. 6,228 corresponding to provisions.
(ii)	Relates mainly to “Caballito” and “Abasto” projects, which were abandoned by the Company.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
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

On November 2, 2010, the Company’s General Shareholders’ Meeting approved a new expansion of the Program in force for up to a further US$ 300 million bringing it to US$ 450 million.

In the framework of the Corporate Notes Global Issuing Program for a face value of up to US$ 300 million. approved by the Shareholders’ Meeting on October 31, 2011, on February 10, 2012, the Company closed the Corporate Notes public offering placement period for a total amount of Ps. 300 million, which were issued in two classes, Class III and IV:

Class III Corporate Notes at Badlar rate plus 249 basis points for a face value of Ps. 153.2 million, to be matured 18 months after the issuing date and to be amortized in 3 consecutive payments within 12, 15 and 18 months, and interests to be paid in 6 installments, on a quarterly basis, from May 14, 2012.

Class IV Corporate Notes at a fixed rate of 7.45% for a face value of US$ 33.8 million (equivalent to Ps. 146.9 million), to be matured 24 months after the issuing date, to be subscribed and paid in Argentine Pesos at the applicable exchange rate, to be amortized in 24 equal and consecutive payments within 15, 18, 21 and 24 months, to be paid in 8 installments, on a quarterly basis, from May 14, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

11.      Balances and transactions with related parties

The following is a summary of the balances and transactions with related parties:

Related parties	Investments - current	Investments – non current	Accounts receivable – current	Other receivables and prepaid expenses – current	Other receivables and prepaid expenses – non current	Fixed assets, net, and inventories rights for residential units to be received Caballito and Beruti – non current	Trade accounts payable – current	Advances from customers	Other liabilities – current	Other liabilities – non current	Totals
Shareholders in general	- -	- -	- --	- -	- -	- -	- -	- -	(34,724)	- -	(34,724)
Baicom Networks S.A. (3)	- -	- -	- -	32	455	- -	- -	- -	- -	- -	487
Banco Hipotecario S.A. (1)	496	- -	298	- -	- -	- -	(75)	- -	- -	- -	719
Cactus Argentina S.A. (2)	- -	- -	12	- -	- -	- -	--	- -	- -	- -	12
Canteras Natal Crespo S.A. (3)	- -	- -	465	50	- -	- -	- -	- -	- -	- -	515
Consorcio Libertador (7)	- -	- -	103	18	- -	- -	(3)	- -	- -	- -	118
Consorcio Torre Boston (7)	- -	- -	99	231	- -	- -	(924)	- -	- -	- -	(594)
Consultores Assets Management S.A. (8)	- -	- -	2,250	25	- -	- -	(17)	- -	- -	- -	2,258
Cresud S.A.C.I.F. y A. (4)	8,781	29,958	104	21,568	- -	- -	(788)	- -	(61,009)	- -	(1,386)
Cyrsa S.A. (3)	- -	- -	24	217	- -	- -	(37)	- -	(92)	- -	112
Directors	- -	- -	1	156	- -	- -	(41)	- -	(23,529)	(20)	(23,433)
Elsztain Managing Partners Ltd (6)	- -	- -	- -	- -	- -	- -	- -	- -	(51)	- -	(51)
Elsztain Realty Partner Master Fund I (6)	- -	- -	- -	- -	- -	- -	- -	- -	(2)	- -	(2)
Estudio Zang, Bergel y Viñes (9)	- -	- -	- -	49	- -	- -	(1,361)	- -	- -	- -	(1,312)
Fundación IRSA (10)	- -	- -	45	1	- -	- -	(1)	- -	- -	- -	45
Futuros y Opciones.com S.A. (2)	- -	- -	112	- -	- -	- -	(8)	- -	- -	- -	104
Hersha Hospitality Trust (11)	- -	- -	- -	3,447	- -	- -	- -	- -	- -	- -	3,447
Irsa Developments LP (1)	- -	- -	- -	8	- -	- -	- -	- -	(5)	- -	3
Real Estate Strategies LP (1)	- -	- -	- -	49	- -	- -	- -	- -	(5)	- -	44
Lipstick Management LLC (1)	- -	- -	- -	426	- -	- -	- -	- -	- -	- -	426
Museo de los Niños (10)	- -	- -	1,454	- -	- -	- -	(19)	- -	- -	- -	1,435
New Lipstick LLC (1)	- -	- -	- -	1,269	- -	- -	-	- -	- -	- -	1,269
Nuevo Puerto Santa Fe S.A. (3)	- -	- -	314	- -	- -	- -	(70)	- -	(28)	- -	216
Personnel loans	- -	- -	5	3,247	- -	- -	(21)	- -	- -	- -	3,231
Puerto Retiro S.A. (3)	- -	- -	74	1,104	- -	- -	- -	- -	- -	- -	1,178
Quality Invest S.A. (3)	- -	- -	39	1	- -	- -	- -	- -	- -	- -	40
Supertel Hospitality Inc. (11)	- -	- -	- -	1,495	- -	- -	- -	- -	- -	- -	1,495
Tarshop S.A. (1)	- -	- -	525	1,103	- -	- -	(1)	(781)	- -	- -	846
TGLT S.A. (11)	- -	- -	2,355	- -	- -	85,077	- -	(2,513)	- -	- -	84,919
Totals as of June 30, 2012	9,277	29,958	8,279	34,496	455	85,077	(3,366)	(3,294)	(119,445)	(20)	41,417

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

11.	Balances and transactions with related parties (continued)

Related parties	Investments - current	Investments – non current	Accounts receivable – current	Other receivables and prepaid expenses – current	Other receivables and prepaid expenses – non current	Fixed assets, net, and inventories rights for residential units to be received Caballito and Beruti – non current	Trade accounts payable – current	Short-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (3)	- -	- -	61	6	415	- -	- -	- -	- -	- -	482
Banco Hipotecario S.A. (1)	477	- -	225	- -	- -	- -	(252)	- -	- -	- -	450
Cactus Argentina S.A. (2)	- -	- -	28	- -	- -	- -	(3)	- -	- -	- -	25
Canteras Natal Crespo S.A. (3)	- -	- -	403	41	- -	- -	- -	- -	- -	- -	444
Consorcio Libertador (7)	- -	- -	140	16	- -	- -	(65)	- -	(4)	- -	87
Consorcio Torre Boston (7)	- -	- -	1,076	344	- -	- -	(836)	- -	- -	- -	584
Consultores Assets Management S.A. (8)	- -	- -	997	29	- -	- -	(10)	- -	- -	- -	1,016
Cresud S.A.C.I.F. y A. (4)	2,615	7,706	19	19,112	- -	- -	(71)	- -	(15,778)	- -	13,603
Cyrsa S.A. (3)	- -	- -	1,750	11	- -	- -	(1,725)	- -	- -	- -	36
Directors	- -	- -	2	155	- -	- -	- -	- -	(15,612)	(20)	(15,475)
Elsztain Managing Partners Ltd (6)	- -	- -	- -	- -	- -	- -	- -	- -	(53)	- -	(53)
Elsztain Realty Partner Master Fund I (6)	- -	- -	- -	48	- -	- -	- -	- -	(584)	- -	(536)
Elsztain Realty Partner Master Fund II (6)	- -	- -	- -	31	- -	- -	- -	- -	(275)	- -	(244)
Elsztain Realty Partner Master Fund III (6)	- -	- -	- -	77	- -	- -	- -	- -	- -	- -	77
Estudio Zang, Bergel y Viñes (9)	- -	- -	- -	9	- -	- -	(1,241)	- -	- -	- -	(1,232)
Fundación IRSA (10)	- -	- -	33	1	- -	- -	(1)	- -	- -	- -	33
Futuros y Opciones.com S.A. (2)	- -	- -	16	- -	- -	- -	(8)	- -	- -	- -	8
Hersha Hospitality Trust (11)	- -	- -	- -	2,690	- -	- -	- -	- -	- -	- -	2,690
Irsa Developments LP (1)	- -	- -	- -	7	- -	- -	- -	- -	(4)	- -	3
Real Estate Strategies LP (1)	- -	- -	- -	64	- -	- -	- -	- -	(8)	- -	56
Lipstick Management LLC (1)	- -	- -	- -	448	- -	- -	- -	- -	- -	- -	448
Museo de los Niños (10)	- -	- -	1,781	- -	- -	- -	(9)	- -	- -	- -	1,772
New Lipstick LLC (1)	- -	- -	- -	960	- -	- -	- -	- -	(622)	- -	338
Personnel loans	- -	- -	61	2,522	- -	- -	(146)	- -	(1,000)	- -	1,437
Puerto Retiro S.A. (3)	- -	- -	58	63	- -	- -	(5)	- -	- -	- -	116
Quality Invest S.A. (3)	- -	- -	799	241	- -	- -	- -	- -	(16)	- -	1,024
Tarshop S.A. (1)	- -	- -	660	13,715	- -	- -	(5,533)	- -	(17,330)	- -	(8,488)
TGLT S.A. (11)	- -	- -	658	1,680	- -	84,572	- -	(2,345)	- -	- -	84,565
Totals as of June 30, 2011	3,092	7,706	8,767	42,270	415	84,572	(9,905)	(2,345)	(51,286)	(20)	83,266

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

11.         Balances and transactions with related parties (continued)

Related parties	Sale and fees for services	Lease income	Cost of services	Interest and exchange differences	Other expenses, net	Fees	Share services – payroll	Donations	Totals
Canteras Natal Crespo S.A. (3)	48	- -	- -	5	- -	- -	- -	- -	53
Consorcio Libertador S.A. (7)	- -	13	(431)	- -	- -	- -	- -	- -	(418)
Consorcio Torre Boston (7)	- -	- -	(285)	- -	- -	- -	- -	- -	(285)
Cresud S.A.C.I.F. y A. (4)	- -	786	- -	1,898	- -	- -	(70,953)	- -	(68,269)
Cyrsa S.A. (3)	- -	1	- -	- -	- -	- -	- -	- -	1
Directors	- -	- -	- -	(1)	- -	(53,080)	- -	- -	(53,081)
Estudio Zang, Bergel y Viñes (9)	- -	- -	- -	- -	- -	(2,718)	- -	- -	(2,718)
Fundación IRSA (10)	- -	- -	- -	- -	- -	- -	- -	(1,876)	(1,876)
Tarshop S.A. (1)	229	2,436	- -	2,148	(885)	- -	- -	- -	3,928
Totals as of June 30, 2012	277	3,236	(716)	4,050	(885)	(55,798)	(70,953)	(1,876)	(122,665)

Related parties	Sale and fees for services	Lease income	Interest and exchange differences	Other expenses, net	Fees	Share services – payroll	Donations	Totals
Canteras Natal Crespo S.A. (3)	48	- -	4	- -	- -	- -	- -	52
Consorcio Libertador S.A. (7)	123	12	- -	- -	- -	- -	- -	135
Consorcio Dock del Plata S.A. (7)	78	- -	- -	- -	- -	- -	- -	78
Consultores Assets Management S.A. (8)	- -	99	- -	- -	- -	- -	- -	99
Cresud S.A.C.I.F. y A. (4)	- -	705	(3,562)	- -	- -	(57,525)	- -	(60,382)
Cyrsa S.A. (3)	- -	8	- -	- -	- -	- -	- -	8
Directors	- -	- -	(4)	- -	(52,862)	- -	- -	(52,866)
Estudio Zang, Bergel y Viñes (9)	- -	- -	- -	- -	(6,044)	- -	- -	(6,044)
Fundación IRSA (10)	- -	- -	- -	- -	- -	- -	(3,134)	(3,134)
Inversiones Financieras del Sur S.A. (12)	- -	- -	516	- -	- -	- -	- -	516
Tarshop S.A. (1)	184	3,954	80	12,596	- -	- -	- -	16,814
Parque Arauco S.A. (5)	- -	- -	(315)	- -	- -	- -	- -	(315)
Personnel loans	- -	- -	209	- -	- -	- -	- -	209
Totals as of June 30, 2011	433	4,778	(3,072)	12,596	(58,906)	(57,525)	(3,134)	(104,830)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
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
(3) Venturer of IRSA and subsidiaries.
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
(11) Cost Investment.
(12) Shareholder of Cresud S.A.C.I.F  y A, the Company’s controlling shareholder.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

12.           Additional information on assets and liabilities

The breakdown of main assets and liabilities as of June 30, 2012 is as follows:

	To mature in 3 months	To mature between 4 and 6 months	To mature between 7 and 9 months	To mature between10 and 12 months	To mature in greater than1 year	Past due	No fixed term		Total
							Current	Non-Current
Assets
Investments (1)	115,643	1,886	1,886	3,013	29,958	-	761	10,451	163,598
Accounts receivable, net	82,761	45,351	19,457	9,646	36,661	142,583	1,590	-	338,049
Other receivables and prepaid expenses	57,815	24,999	12,097	14,962	122,744	-	38,970	48,313	319,900
	256,219	72,236	33,440	27,621	189,363	142,583	41,321	58,764	821,547
Liabilities
Trade accounts payable	121,312	7,258	1,115	647	4	14,847	1,709	-	146,892
Advances from customers	121,151	53,699	29,173	21,245	111,023	284	180	9	336,764
Short and long term debt	295,661	95,051	51,180	128,139	2,065,826	-	5,656	-	2,641,513
Other liabilities	161,007	40,512	112,688	4,869	63,967	-	13,084	381,061	777,188
	699,131	196,520	194,156	154,900	2,240,820	15,131	20,629	381,070	3,902,357

	Accruing interest at a fixed rate		Accruing interest at a variable rate		Not accruing interest
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Total
Assets
Investments (1)	5,664	2,958	101,097	9,720	16,428	27,731	163,598
Accounts receivable, net	5,352	26,974	100	--	295,936	9,687	338,049
Other receivables and prepaid expenses	38,897	84,126	12,641	60,162	97,305	26,769	319,900
	49,913	114,058	113,838	69,882	409,669	64,187	821,547
Liabilities
Trade accounts payable	--	--	--	--	146,888	4	146,892
Advances from customers	--	--	--	--	225,732	111,032	336,764
Short and long term debt	285,908	2,035,695	184,273	51,056	105,506	(20,925)	2,641,513
Other liabilities	6,221	76,288	--	64,146	325,939	304,594	777,188
	292,129	2,111,983	184,273	115,202	804,065	394,705	3,902,357

(1) Does not include equity investments, undeveloped parcels of land nor other investments.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

12.           Additional information on assets and liabilities (Continued)

The breakdown of main assets and liabilities as of June 30, 2011 is as follows:

	To mature in 3 months	To mature between 4 and 6 months	To mature between 7 and 9 months	To mature between10 and 12 months	To mature in greater than 1 year	Past due	No fixed term		Total
							Current	Non-Current
Assets
Investments (1)	203,408	654	654	654	7,706	- -	4,801	- -	217,877
Accounts receivable, net	124,298	27,282	23,287	7,173	14,300	65,697	1,261	- -	263,298
Other receivables and prepaid expenses	42,503	76,219	11,811	11,578	71,685	244	12,814	77,941	304,795
	370,209	104,155	35,752	19,405	93,691	65,941	18,876	77,941	785,970
Liabilities
Trade accounts payable	94,404	43,217	4,480	6,001	47	2,160	2,887	- -	153,196
Advances from customers	101,773	87,557	23,092	16,556	94,244	49	3,836	- -	327,107
Short and long term debt	533,087	38,483	16,958	95,285	1,756,919	- -	- -	- -	2,440,732
Other liabilities	122,583	87,957	6,939	10,988	44,269	429	7,036	483,750	763,951
	851,847	257,214	51,469	128,830	1,895,479	2,638	13,759	483,750	3,684,986

	Accruing interest at a fixed rate		Accruing interest at a variable rate		Not accruing interest
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Total
Assets
Investments (1)	10,275	- -	176,349	7,706	23,547	- -	217,877
Accounts receivable, net	31,112	13,737	761	- -	217,125	563	263,298
Other receivables and prepaid expenses	50,564	55,852	1,105	- -	103,500	93,774	304,795
	91,951	69,589	178,215	7,706	344,172	94,337	785,970
Liabilities
Trade accounts payable	381	- -	- -	- -	152,768	47	153,196
Advances from customers	- -	- -	300	1,689	232,563	92,555	327,107
Short and long term debt	194,749	1,781,621	54,574	- -	434,490	(24,702)	2,440,732
Other liabilities	64,207	20,201	6	61,053	171,719	446,765	763,951
	259,337	1,801,822	54,880	62,742	991,540	514,665	3,684,986
(1) Does not include equity investments, undeveloped parcels of land nor other investments.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

13.           Restricted assets

(i) In a series of transactions, which occurred between 1999 and 2000, the Company acquired from an unrelated party, 50 % of Puerto Retiro S.A., whose sole asset is an undeveloped parcel of land in Retiro, Buenos Aires. Prior to the acquisition by the Company, Puerto Retiro had acquired the land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not canceled the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual, which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. The Company is vigorously defending against this case. Management and legal advisors of the Company estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final. The Company’s investment in Puerto Retiro amounts to Ps. 54.27 million as of June 30, 2012.

(ii) In March 2005, Credit Suisse First Boston (“CSFB”) acquired a loan for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006, HASA reduced the capital amount payable to US$ 6.0 million. The balance accrued a 6 months LIBOR interest plus 7.0%.

Jointly, a credit default swap was subscribed by the Company for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, the Company received a coupon on a periodical basis. Additionally, the Company has deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. Simultaneously, HASA borrowed a new loan from Standard Bank Argentina S.A., for a total amount of Ps. 19.0 million, which accrued interest at a fixed rate, payable on a quarterly basis and the capital maturing on March, 2011. During that month, HASA refinanced the mentioned loan agreement, as per the following detail: US$ 0.4 million at a fixed rate (capital plus interest) to be paid on September 6, 2012; US$ 0.4 million at a fixed rate (capital plus interest) to be paid on March 14, 2012 and Ps. 15.8 million at a fixed rate, with capital to be paid on March 14, 2012 and interests payable on a quarterly basis.

On March 14, 2012, HASA refinanced the loan with Standard Bank Argentina S.A. for Ps. 15.8 million through a bank checking account overdraft agreement with such entity. This agreement provides for a fixed interest rate and a monthly renewal of the agreement term.

The loan for US$ 0.4 million held with such entity was repaid on the same date.

As a guarantee for this transaction, the Company entered into a put option agreement (Put Right) with Standard Bank Argentina S.A. whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA defaulted the loan. As of the date of these financial statements, HASA had committed no event of default.

(iii) The Company and subsidiaries still has mortgages on the following properties under certain obligations:

Property	Net Book Value as of June 30, 2012
Edificio República	210,852
Zetol plot of land	36,070
Vista al Muelle plot of land	25,374
Soleil Factory	74,474
Predio San Martin	69,791

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
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

(vi) On December 28, 2011, 2,061,856 shares of Hersha Hospitality Trust were transferred to Citibank N.A. as collateral for the loan.

(vii) Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares and its amendments, APSA granted to Banco Hipotecario S.A. a security agreement over the Company’s Class I Notes, issued on May 11, 2007, for a face value of Ps. 1.2 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

(viii) Guarantee deposits re-securitization program account included in other current receivables, the contingency and expenses funds of financial trust as credit protection for investors that as of June 30, 2010 amounted to Ps. 4,749. They were restricted availability credits until settlement in accordance with the respective prospectus.

(ix) As of June 30, 2011, in other current receivables, APSA has deposits that are restricted due to different court attachments.

(x) As regards the case "Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal", Case file No. 25,030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of June 30, 2012 amounts to Ps. 45,814 (disclosed in the "Non-current investments- Undeveloped parcels of land”).

(xi) As regards the case styled "Case File N° 88,390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A. (APSA)", the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets, net).

(xii) The Company carries a mortgage on the property designated as “Suipacha 652”, and a pledge over Cyrsa´s shares, set up to secure its obligation to construct a building and transfer the units to be constructed in the building as price balance for the acquisition of the property located at Libertador 1755.

(xiii) On August 3, 2011, a mortage was constituted on Soleil Factory (Note 2.g.B.11).
.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

13.           Restricted assets (continued)

(xiv) To secure the fulfillment of the Concession Agreement with the Administration of Railway Infrastructure “ADIF”, Arcos del Gourmet S.A. committed itself to hire a surety bond of Ps. 4,460, make an escrow deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. These surety bonds were hired during October 2011.

14.           Derivative financial instruments

According to the Company’s risk management strategy, the Company may enter into certain derivative transactions to minimize financial costs. The Company did not apply hedge accounting for these transactions.

The Company enters into foreign exchange future contracts. The result generated by hedging operations in the fiscal year ended June 30, 2012, 2011 and 2010 included a loss of Ps. 1,8, a gain of Ps. 2,264 and a loss of Ps. 2,582 related to closed transactions.

From time to time the Company also may enter into derivative financial instruments for trading purposes. During de fiscal year ended June 30, 2012, 2011 and 2010, the Company recognized a Ps. 4 loss, a Ps. 131 loss and a Ps. 742 gain related to these contracts.

15.                      Income tax and MPIT

The Company accounts for income taxes using the deferred tax method where by deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

Income tax expense for the years ended June 30, 2012, 2011 and 2010 consists of following:

	2012	2011	2010
Current income and MPIT expense	202,655	92,459	82,432
Deferred income tax expense	(99,972)	(1,256)	43,439
Income Tax and MPIT expense	102,683	91,203	125,871

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

15.                      Income tax and MPIT (continued)

The tax effects of temporary differences that give rise to the Company's deferred tax assets and liabilities as of June 30, 2012 and 2011 are presented below:

	Balances as of beginning of year	Changes for the year	Balances at year-end
Deferred tax assets (liabilities):
Cash equivalents	(2,751)	3,335	584
Investments	(8,315)	15,043	6,728
Accounts receivable; net	4,116	327	4,443
Other receivables and prepaid expenses	155	(1,449)	(1,294)
Inventory	(30,373)	22,832	(7,541)
Fixed assets; net	(531,826)	21,834	(509,992)
Intangible assets	(7,992)	689	(7,303)
Advances from customers	44,536	11,854	56,390
Short-term and long-term debt	(4,673)	(2,458)	(7,131)
Salaries and social security	2,244	233	2,477
Other liabilities	(50,828)	1,124	(49,704)
Provisions	4,894	(387)	4,507
Tax loss carryforwards (i)	132,228	43,276	175,504
Valuation allowance	(9,601)	(16,281)	(25,882)
Net deferred income tax liabilities	(458,186)	99,972	(358,214)

(i)
As of June 30, 2012, the Company and its subsidiaries recorded accumulated tax loss carryforwards of Ps.344,499 which expire at various dates through 2017. In addition, the subsidiary Tyrus recorded accumulated tax loss of Ps. 122,387 which expire in 2040.

Income tax expense for the years ended June 30, 2012, 2011 and 2010 deferred from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Year ended June 30,
	2012	2011	2010
Pretax income	396,483	444,393	526,381
Statutory income tax rate	35%	35%	35%
Income tax expense at statutory tax rate on pretax income	138,769	155,538	184,233
Non-deductible expenses	1,893	4,861	3,003
Gain on equity investees	(43,746)	(43,442)	(56,146)
Change in valuation allowance	15,772	(12,029)	42,554
Tax loss carryforwards (1)	- -	(15,819)	(41,826)
Others, net	(10,005)	2,094	(5,947)
Income and MPIT expense	102,683	91,203	125,871

(1)	During the year ended June 30, 2010, due to a change in tax laws, the Company recognized higher tax loss carryforwards.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

16.         Earnings per share

The following tables set forth the computation of basic and diluted net income per share under Argentine GAAP for all years presented:

	Year ended June 30,
	2012	2011	2010
Numerator:
Net income available to common shareholders	280,081	294,785	355,938

Denominator:
Weighted-average number of shares outstanding	578,676	578,676	578,676

Basic and diluted EPS:
Basic EPS	0,484	0.509	0.615
Diluted EPS	0,484	0.509	0.615

17.           Supplementary cash flow information

The following table reconciles the balances included as cash and banks and current investments in the consolidated balance sheets to the total amounts of cash and cash equivalents at the beginning and end of the period shown in the consolidated statements of cash flows:

	As of June 30,
	2012	2011	2010
Cash and banks	257,451	168,170	71,175
Current investments	123,189	210,183	259,168
Total cash and banks and current investments as per balance sheet	380,640	378,353	330,343
Less Items not considered cash and cash equivalents:
- Retained interests in securitized receivables	- -	- -	117,248
- Mutual funds	76,546	60,063	53,988
- Shares of public companies	11,668	2,912	4,075
- TDFs	- -	- -	2,846
- Other investments	9	12	48
- Mortgage bonds issued by BHSA.	496	477	784
- Interest receivable - Cresud S.A.C.I.F y A. non-convertible notes	8,781	2,615	- -
Cash and cash equivalents as shown in the consolidated statement of cash flows	283,140	312,274	151,354

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

The Agreement put an end to the law suit of Shopping Neuquén against the City Hall of Neuquén before the High Court of Neuquén, in which the only pending issue was the determination of fees of the attorneys of the City Hall that are in charge of Shopping Neuquén which although they have been stablished, are not yet final. Notwithstanding the above, as of June 30, 2012, an agreement was reached with some of the above cited professionals for the payment of fees resulting from their intervention in the matters previously described.

18.           Shopping Neuquén project (continued)

On April 15, 2011, Shopping Neuquén S.A. entered into an agreement with Gensar S.A., pursuant to which Gensar S.A. whereby the latter acquired one of the plots of land that form part of a commercial undertaking of mixed use next to which Shopping Neuquén S.A. is building a shopping center. In this plot of 14,792.68 square meters, Gensar S.A. agreed to build and operate a hypermarket that initially will be of the Coto chain. To such effect, Gensar S.A. has taken possession of the above indicated plot of land. On September 16, 2011 it executed a deed for the conveyance of title of the indicated plot of land in favor of Gensar S.A.

On November 22, 2011, Shopping Neuquén S.A. informed a change in the building plan for the shopping center, that will be constructed in one stage rather than the two-stage plan originally established, and accordingly filed a new schedule.

On June 4, 2012 Shopping Neuquén S.A. entered into an agreement with the Municipality whereby it agreed to build completely the Shopping Center in a single stage based on the new schedule which provides a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes. This agreement was approved through Decree No. 0572 on June 8, 2012, which was issued by the Mayor of Neuquen City Hall. On September 17, 2012, the mentioned Minute was signed and the works began under the new schedule.

In the case of non-compliance of the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company´s plots acquired to the Municipality.

19.      Llao Llao Resorts S.A.

In November 1997, Llao Llao Holdings S.A. bought the Hotel Llao Llao from Administración de Parques Nacionales (APN). In that same year, the company Llao Llao Resorts S.A. (successor of Llao Llao Holding S.A.) was sued by APN in order to enforce collection of the unpaid balance of the additional price for such acquisition. As a consequence, Other liabilities included the provision for the judicial auctioneer’s fees in the amount of Ps. 1.1 million as of June 30, 2011. As of the date of these financial statements, such fees have been paid.

20.      Investment in BHSA

Banco Hipotecario’s Treasury Shares

In the course of the 2009 fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares Clase D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of Banco Hipotecario resolved to delegate upon the Board of Directors the decision to pay with the treasury shares in portfolio the StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders. On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

20.      Investment in BHSA (continued)

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 36.6 million and entail an increase in the Company’s ownership interest. As considered for valuation purposes, they have risen from 29.77% to 30.51%.

Dividend Payment

Banco Hipotecario’s General Annual Shareholders Meeting, held on April 13, 2011 approved the payment of dividends for a total amount of Ps. 100 million, equivalent to 6.66667% of the capital stock or Ps. 0.068335 per outstanding share of par value Ps. 1, corresponding to the fiscal year ended on December 31, 2010. As per the Company’s holding, it is entitled to Ps. 30.5 million.

These dividends were subject to BCRA’s approval in accordance with the regulation disclosed by Communication “A” 5072, its amendments and complementary regulations. On October 1st, 2012,the mentioned dividends were approved and made available since October 10, 2012.

Additionally, on January 27, 2012, BCRA issued communications “A” 5272 and “A” 5273, by means of which it ruled the increase of some parameters of minimum capital stock to be paid-in in order to allow for dividends distribution.

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

During the year ended June 30, 2012, the Company together with its subsidiary APSA, have contributed Ps. 1,496 to the plan.

Long-Term Incentive Program

The Company has developed a long-term shared-based incentive and retaining plan for managers and key personnel, by means of contributions that will be made by the mentioned employees together with the Company. The Company intends, at its sole decision, to repeat the plan for one or two fiscal years with the same or different conditions, with the possibility of granting a share-based unrestricted extraordinary compensation to be paid uniquely in September 2014.

Participation in this plan comes from an invitation from the Board of Directors and it can be freely accepted by the invited participants. Once an employee accepts their invitation, they will be able to make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, being the Company’s contribution for the first year 10 times the employee’s contribution. Contributions and/or the Company’s shares purchased with these funds will be transferred to vehicles specially constituted with this purpose. The Company’s and employees’ contributions for the following fiscal years will be defined after the fiscal year-end.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

21.           Compensation plan for executive management (continued)

In the future, the participants or their successors will have access to 100% of the Benefit (Company contributions made in its favor) under the circumstances that follow:

•	if the employee resigns or leaves the Company unexpectedly, he/she will be entitled to the benefit only if 5 years have passed since each contribution was made
•	retirement
•	total or permanent disability
•	Death

As of June 30, 2012 a reserve has been created in the Shareholders’ Equity to reflect this plan in the amount of Ps. 2,595.

22.       Financing and occupation agreement with NAI Internacional II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1 st, 2009, then merged into APSA), executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Branch Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping – Villa Cabrera, which are disclosed in Fixed assets, net.

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

Principal owed as of June 30, 2012, and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances together with other advances not included in this agreement.

23.       Compulsory expropriation order of the lot owned by Canteras Natal Crespo S.A.

On April 8, 2011, Canteras Natal Crespo, a jointly control subsidiary granted to Caminos de las Sierras S.A. (“Caminos”) an occupation permit and the possession over a piece of land of approximately 2 ha. 8,250 square meters on Road E-55 in the Province of Córdoba. Caminos is an unrelated third-party toll road operator which was granted a concession from the government of the Province of Cordoba to construct and operate a toll road. In order to affect the land entirely to the construction works, the Provincial Government of Cordoba will expropriate the land according to the Provincial expropriation laws. Caminos is responsible to fulfill all requirements of the law.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

23.       Compulsory expropriation order of the lot owned by Canteras Natal Crespo S.A. (continued)

The appraisal of the land will be in charge of the Provincial General Appraiser. As compensation, Caminos will pay Canteras Natal Crespo the appraised amount plus 10%, of which Ps. 0.8 million were received as of June 30, 2011. Any remaining difference will be paid by Caminos within 90 days as from the resolution of the General Appraiser. If the final appraisal is lower than the amount received by Canteras Natal Crespo, the difference will be deemed compensatory damages in favor of Canteras Natal Crespo and no money will be returned.

24.           Adoption of International Financial Reporting Standards (“IFRS”)

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym), which adopt the IFRS, issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

Therefore, the Company is required to adopt IFRS as published by the IASB as from the fiscal year beginning July 1, 2012, being the financial statements as of September 30, 2012 and for the three-month periods ended September 30, 2012 and 2011, the first interim financial statements prepared under IFRS as published by the IASB. The Company’s transition date for the adoption of IFRS as established in IFRS 1 “First time Adoption of International Financial Reporting Standards” is July 1, 2011.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the FACPCE and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”), and in accordance with the regulations of the CNV; which differ from IFRS as to measurement and presentation.

The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (continued)

IFRS 1 allows entities adopting IFRS for the first time to consider certain one-time exemptions. Additionally, IFRS 1 requires the application of certain mandatory exceptions. These exemptions have been foreseen by the IASB to simplify the first-time application of certain IFRS, relieving the obligation of retrospective application of the standards.

Following is a summary of the exemptions and exceptions included in IFRS 1 applicable to the Company in the transition from Argentine GAAP to IFRS:

1.	Optional exemptions to IFRS

Below is a detail of the optional exemptions applicable to the Company under IFRS 1

1.1.	Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3 “Business combinations” prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Company elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

1.2.	Exemption for deemed cost

IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. The Company elected to measure certain items of property, plant and equipment and investment property at price-adjusted values as of July 1, 2011.

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Company adopted a cost-based policy for all of its assets. As such, the Company used the previous fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment property and property, plant and equipment (primarily shopping centers, office buildings and hotel buildings) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16 “Property, Plant and Equipment”.

1.3.	Exemption for compound financial instruments

IFRS 1 establishes that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Company elected not to restate convertible debt instruments no longer outstanding at the date of transition.

1.4.	Exemption for borrowing costs

IFRS 1 allows not restating borrowing cost capitalized at the date of transition under the previous GAAP. The Company elected to apply the requirements of IAS 23 “Borrowing costs” prospectively from the date of transition.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

1.5.	Exemption for assets and liabilities of subsidiaries

In accordance with IFRS 1, if a parent company adopts IFRS later than its subsidiary, associate or joint venture, the assets and liabilities of the subsidiary, associate or joint venture shall be measured in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture, adjusted to reflect changes in the Company’s accounting policy when consolidating, if applicable. The Company’s associate, Tarshop S.A., adopted IFRS for the fiscal year ended December 31, 2012.

1.6.	Exemption for cumulative translation

IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. This provides relief from determining cumulative currency translation differences in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, from the date a subsidiary or equity method investee was formed or acquired. The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its transition date.

The Company has not used other optional exemptions available in IFRS 1.

2.	IFRS mandatory exceptions

The mandatory exceptions to IFRS No. 1 applicable to the Company are detailed below:

2.1.	Exception for estimates

The estimates made by the Company under IFRS at July 1, 2011 are consistent with the estimates made at the same date under Argentine GAAP. Therefore, an estimate made by the Company under previous GAAP has not been revised for application of IFRS except where necessary to reflect any difference in accounting policies.

2.2.	Exception for non controlling interests

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under previous Argentine GAAP, the Company accounted for acquisitions of non controlling interests that did not result in change of control as business combinations. Furthermore, under previous Argentine GAAP, the Company accounted for disposals of non controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non controlling interest and the consideration received in the statement of income. The Company did not restate these acquisitions or disposals prior to transition date.

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 for accounting for a loss of control over a subsidiary prospectively. Under previous Argentine GAAP, the Company recognized any non controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Company.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

3.	Mandatory reconciliations

In accordance with the requirements of Technical Resolution No. 26 (as subsequently amended by Technical Resolution No. 29), set out below are the reconciliations of shareholders’ equity at June 30, 2012 and July 1, 2011, and the reconciliations of net income, other comprehensive income and cash flows for the year ended June 30, 2012. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

The items and/or amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

3.           (Continued)

3.1.	Reconciliation of shareholders’ equity at July 1, 2011 and June 30, 2012

		July 1, 2011	June 30, 2012
Total shareholders’ equity under Argentine GAAP attributable to IRSA		2,313,687	2,335,279
Revenue recognition – “scheduled rent increases”……….	(a)	51,991	78,479
Revenue recognition – “letting fees”	(b)	(35,447)	(44,446)
Trading properties	(c)	(29,315)	(18,946)
Pre-operating and organization expenses	(d)	(22,002)	(22,083)
Goodwill	(e)	425,839	406,526
Non-current investments – financial assets	(f)	151,411	138,204
Initial direct costs on operating leases	(g)	698	946
Tenant deposits	(h)	114	329
Impairment of financial assets	(i)	(2,088)	(519)
Present value accounting – tax credits	(j)	11,231	5,917
Investment in associates	(k)	(56,224)	(152,163)
Investment in joint ventures	(l)	(16,716)	(11,219)
Acquisition of non-controlling interest	(m)	-	(15,178)
Amortization of transaction costs on borrowings	(n)	110	123
Deferred income tax	(p)	(15,748)	(24,409)
Non-controlling interest on adjustment above	(q)	(26,537)	(27,499)
Subtotal shareholders’ equity under IFRS attributable to IRSA		2,751,004	2,649,341
Non-controlling interest		331,609	390,428
Total shareholders’ equity under IFRS		3,082,613	3,039,769

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

3.2.	Reconciliation of net income for the year ended June 30, 2012

		June 30, 2012
Net income under Argentine GAAP attributable to IRSA		280,081
Revenue recognition – “scheduled rent increases”	(a)	26,488
Revenue recognition – “letting fees”	(b)	(8,999)
Trading properties	(c)	10,369
Pre-operating and organization expenses	(d)	(81)
Goodwill	(e)	(19,398)
Non-current investments – financial assets	(f)	(13,207)
Initial direct costs on operating leases	(g)	248
Tenant deposits	(h)	215
Impairment of financial assets	(i)	1,569
Present value accounting – tax credits	(j)	(5,314)
Investment in associates	(k)	(89,858)
Investment in joint ventures	(l)	5,497
Acquisition of non-controlling interests	(m)	1,245
Amortization of transaction costs on borrowings	(n)	13
Foreign currency translation	(o)	32,518
Deferred income tax	(p)	(9,205)
Non-controlling interest on adjustments above	(q)	(8,290)
Net income under IFRS attributable to IRSA		203,891
Non-controlling interest		20,785
Total net income under IFRS		224,676

3.3.	Reconciliation of other comprehensive income for the year ended June 30, 2012

		June 30, 2012
Other comprehensive income under Argentine GAAP attributable to IRSA		45,851
Goodwill	(e)	85
Investment in associates	(k)	(6,082)
Foreign currency translation	(o)	(32,518)
Deferred income tax	(p)	544
Non-controlling interest on adjustments above	(q)	8,430
Other comprehensive income under IFRS attributable to IRSA		16,310
Non-controlling interest		-
Total other comprehensive income under IFRS		16,310

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

3.4.	Reconciliation of cash flows for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Company has made various reclassifications between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

3.4.1.	Operating activities

Cash generated from operating activities under Argentine GAAP	878,600
Proceeds from sale of property, plant and equipment	(132,941)
Deconsolidation of joint ventures	(40,093)
Cash generated from operating activities under IFRS (1)	705,566

3.4.2.	Investing activities

Cash used in investing activities under Argentine GAAP	(402,324)
Acquisition of non-controlling interest in subsidiaries	8,054
Proceeds from sale of property, plant and equipment	132,941
Deconsolidation of joint ventures	6,126
Cash used in investing activities under IFRS	(255,203)

3.4.3.	Financing activities

Cash used in financing activities under Argentine GAAP	(505,410)
Acquisition of non-controlling interest in subsidiaries	(8,054)
Deconsolidation of joint ventures	20,858
Cash used in financing activities under IFRS	(492,606)

3.4.4.	Net decrease in cash and cash equivalents

Net decrease in cash and cash equivalents under Argentine GAAP	(29,134)
Deconsolidation of joint ventures	(13,109)
Net decrease in cash and cash equivalents under IFRS	(42,243)

(1) Includes the effect of variation in exchange rates on cash and cash equivalents.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

3.4.5.	Disclosure reclassifications that affect the statement of cash flow for the fiscal year ended on June 30, 2012

Pursuant to Argentine GAAP, the Company proportionally consolidated the joint ventures’ accounts, which as of June 30, 2012 are Nuevo Puerto Santa Fe S.A., Cyrsa S.A., Canteras Natal Crespo S.A., Quality Invest S.A., Baicom Networks S.A. and Puerto Retiro S.A.. Consequently, there were some differences between the amount of cash and cash equivalents reported in the main statement of cash flows and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

Additionally, pursuant to Argentine GAAP, revenue derived from property, plant and equipment (including properties classified as investment property under IFRS) was reported as operating activities. In accordance with IFRS, revenue derived from investment property and property, plant and equipment is reported as investment activities.

Finally, according to Argentine GAAP, the acquisition of non controlling interests was reported as investment activities, while under IFRS this transaction would have been classified as financing activities.

Thus, cash flows generated by or used in operating, investment and financing activities were different in the statement of cash flow prepared.

4.	Explanation of the transition to IFRS

(a) Revenue recognition – “scheduled rent increases”

Argentine GAAP – Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided.

IFRS – The Company applied IAS 17 “Leases”. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

As a consequence, the Company recognized a receivable for rent averaging of Ps. 52.0 million and Ps. 78.5 million as of July 1, 2011 and as of June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 52.0 million was recognized against retained earnings and an amount of Ps. 26.5 million gain was recognized in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

(b) Revenue recognition – “letting fees”

Argentine GAAP – The Company does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Company acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Company) have signed the related lease contract.

IFRS – The Company considers that in these circumstances payments received from tenants for “letting fees” are not different from other payments received such as admission rights. Accordingly, revenue from letting fees is recognized under the straight-line method over the lease term.

As a result, payments received from tenants for “letting fees” of Ps. 35.5 million and Ps. 44.5 million were deferred as of July 1, 2011 and as of June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 35.5 million was recognized against retained earnings and an amount of Ps. 9.0 million loss was recognized in the statement of income.

(c) Trading properties

Argentine GAAP – Trading properties are stated at the lower of cost adjusted for inflation or net realizable value. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of deed of title and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed.

IFRS – Trading properties are measured at the lower of cost or net realizable value. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place with the notarial title deed.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

(c) (continued)

As a result, the Company eliminated the effect of inflation adjustment on trading properties for an amount of Ps. 12.9 million and Ps. 9.4 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 12.9 million was recognized against retained earnings and an amount of Ps. 3.6 million gain was recognized in the statement of income.

On the other hand, the Company adjusted the revaluation of trading properties based on sales agreements subscribed before the fiscal year end and for which title had not been transferred as of that date, for an amount of Ps. 16.4 million and Ps. 9.6 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a gain for an amount of Ps. 6.8 million in the statement of income and the remaining amount of Ps. 16.4 million against retained earnings.

(d) Pre-operating and organization expenses

Argentine GAAP – Under Argentine GAAP, pre-operating, organization expenses and other start-up costs (mainly related to the opening of new shopping centers) are capitalized and amortized under the straight-line method generally over a period of three to five years.

IFRS – IFRS prescribes that pre-operating expenses cannot be attributed to the cost of property, plant and equipment, investment properties, trading properties or the formation of intangible assets and are immediately recognized as expenses.

As a result, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP were derecognized under IFRS for an amount of Ps. 22.0 million and Ps. 22.1 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a gain for an amount of Ps. 0.1 million in the statement of income and the remaining amount of Ps. 22.0 million against retained earnings.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

(e) Goodwill

Argentine GAAP – The Company accounted for acquisitions of businesses and non controlling interests under the acquisition method of accounting. Under the acquisition method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at year-end.

IFRS – As noted in Note 24.1.1., the Company has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 24.2.2., the Company has applied the exception in IFRS 1 for acquisitions of non controlling interests.

Consequently, business combinations and acquisitions of non controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date. There were no previously recognized intangible assets under Argentine GAAP that did not qualify for separate recognition under IFRS.

In accordance with IFRS, goodwill is not amortized; it is, instead, tested for impairment annually. Goodwill has been tested at transition date and no impairment has been recognized. The amortization charge has been adjusted in the statement of income.

Negative goodwill

Argentine GAAP – Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest was lower than the carrying amount of the acquired assets and assumed liabilities, the Company recognized such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortized it over the period considered to justify negative goodwill not exceeding 20 years. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a zero value.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's share in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Company recognized such amount as negative goodwill on the statement of financial position and amortized it over the period considered to justify negative goodwill not exceeding 20 years.

IFRS – As noted in Note 24.1.1., the Company has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 24.2.2., the Company has applied the exception in IFRS 1 for acquisitions of non controlling interests. Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor's share in the net fair values of the associate's and/ or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the income statement in the period when the associate and/or joint venture is acquired.

As a result, the balances of negative goodwill recognized in the statement of financial position under Argentine GAAP were derecognized under IFRS for an amount of Ps. 425.8 million and Ps. 406.5 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a loss for an amount of Ps. 19.3 million in the statement of income and the remaining amount of Ps. 425.8 million against retained earnings and the amount of Ps. 0.1 in the other comprehensive income.

(f)  Non-current investments – financial assets

Argentine GAAP –The Company holds investments in listed shares with readily determinable fair values, namely TGLT S.A. and Hersha Hospitality Trust. Under Argentine GAAP, these investments were carried at acquisition cost since they are not held for the purpose of trading in the short term.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

(f) (Continued)

IFRS – Under IFRS 9 “Financial instruments”, all equity investments are measured at fair value. Equity investments held for trading are measured at fair value through profit or loss. For all other equity investments, the Company can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Company has elected to recognize changes in fair value of such equity securities in the statement of income.

As a result, the Company adjusted the value of these equity securities to fair value by Ps. 151.4 million and Ps. 138.2 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 151.4 million was recognized against retained earnings and an amount of Ps. 13.2 million loss was recognized in the statement of income.

(g) Initial direct costs on operating leases

Argentine GAAP - Under Argentine GAAP, certain initial direct costs (i.e. legal, commissions and other fees) paid to third parties for arranging a lease (when the Company is a lessor) are recognized as an immediate expense when incurred.

IFRS – Initial direct costs incurred by lessors in arranging an operating lease are added to the carrying amount of the leased assets (i.e. investment properties) and are recognized as an expense over the lease term on the same basis as the lease income.

As a result, Ps. 0.7 million and Ps. 0.9 million, as of July 1, 2011 and June 30, 2012, respectively, were added to “Investment properties”. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 0.7 million was recognized against retained earnings and Ps. 0.2 million gain were recognized in the statement of income.

(h) Tenant deposits

Argentine GAAP - The Company obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally three years. The deposits generally amount to one month of lease rentals. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

IFRS - Tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease. The deposits are subsequently measured at amortized cost.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

As a result, the Company adjusted the financial liability from tenant deposits for an amount of Ps. 0.1 million and Ps. 0.3 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a gain of Ps. 0.2 million in the statement of income and the remaining amount of Ps. 0.1 million against retained earnings.

Impairment of financial assets

Argentine GAAP – As of July 1, 2011 and June 30, 2012, the Company maintains balances relating to credit card loans, which are carried at their amortized cost. Under Argentine GAAP, the Company determined an allowance for loan losses based on specific criteria set forth for financial and banking institutions.

IFRS - The Company applied the impairment provisions in IFRS 9.

As a result, the Company recognized an impairment loss of Ps. 2.1 million and Ps. 0.5 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 2.1 million was recognized against retained earnings and an amount of Ps. 1.6 million gain was recognized in the statement of income.

Present value accounting – tax credits

Argentine GAAP – Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end.

IFRS – Under IFRS, there is no requirement to discount long-term tax credits. The Company elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

As a result, the Company eliminated the effect of discounting tax credits for an amount of Ps. 11.2 million and Ps. 5.9 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 11.2 million was recognized against retained earnings and an amount of Ps. 5.3 million loss was recognized in the statement of income.

Impact of IFRS adjustments on investment in associates

Argentine GAAP - Investments in entities in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applied its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

IFRS - The Company assessed all of its interests in the entities mentioned in the paragraph above and determined that the Company exercises significant influence over them. Accordingly, under IFRS, the Company also accounts for these investments under the equity method of accounting. However, the Company has assessed the impact of IFRS adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

As of June 30, 2012, the associates of the Company are Banco Hipotecario S.A., BACS – Banco de Crédito y Securitización S.A., New Lipstick LLC, Rigby 183 LLC, Tarshop S.A., Bitania 26 S.A. and Manibil S.A..

Following is a description of the most significant IFRS adjustments to the net equity and income of associates. For ease of presentation and to facilitate an understanding of the nature of the IFRS adjustments, associates were grouped by business activities. Associates are not discussed below when IFRS adjustments were not significant to the Company or no IFRS adjustments were identified.

Banking:

The Company assessed the financial statements of the associates related to the banking business and determined the following adjustments to IFRS as of July 1, 2011 and June 30, 2012:

- Under Argentine GAAP, revenues from life and disability insurance and loan origination fees are recognized on an up-front basis. Under IFRS, these revenues are recognized on a straight line basis over the term of the respective underlying receivables.

- Under Argentine GAAP, the allowance for loan losses are recognized based on specific criteria as set forth by the Central Bank for financial and banking institutions. Under IFRS, the associate applied the impairment provisions in IFRS 9.

- Under Argentine GAAP, receivables transferred to trusts in securitization programs are treated as sales and a gain or loss is recognized on the sale. Usually the transferor retains an interest in the trust and maintains a cash reserve which serves as collateral for payments of amounts due under the debt securities issued by the trust. Under IFRS, following the provisions of IFRS 9, the associate is not able to derecognize financial assets with these characteristics. As a result, the associate continues recognizing the receivables and a liability for the consideration received upon transfer. The receivables recognized are then tested for impairment following the IFRS 9 criteria.

- Under Argentine GAAP, the calculation of the insurance technical reserves is recognized following the regulations issued by the National Insurance Superintendence. Under IFRS, following the guidance of IFRS 4 “Insurance contracts”, the associate measured the insurance technical reserve in accordance with the “best estimation” approach.

Investment properties:

The Company assessed the financial statements of the associates related to the investment property business and determined the following adjustments to IFRS as of July 1, 2011 and June 30, 2012:

- Under Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided. Under IFRS, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

- Under Argentine GAAP, lease expense where the entity is the lessee under an operating ground lease agreement subject to escalation clauses is recognized when the escalated payments are due. Therefore, lease expense is not straight-lined. Under IFRS, lease payments for operating leases with scheduled rent increases are recognized on a straight-line basis over the term of the leases.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

As a result, the net equity of these associates was reduced by Ps. 56.2 million and Ps. 152.2 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 56.2 million was recognized against retained earnings, an amount of Ps. 89.9 million loss was recognized in the statement of income, and an amount of Ps. 6.1 million was recognized in the statement of other comprehensive income.

(i) Impact of IFRS adjustments on investment in joint ventures

Argentine GAAP - Investments in entities in which the Company exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Company reflect the Company’s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Company applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

IFRS –The Company assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11 “Joint arrangements”. Accordingly, the Company accounted for its joint ventures under the equity method of accounting. The Company has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

As of June 30, 2012, the joint ventures of the Company are Nuevo Puerto Santa Fe S.A., Cyrsa S.A. Canteras Natal Crespo S.A., Quality Invest S.A., Puerto Retiro S.A. and Baicom Networks S.A..

Following is a description of the most significant IFRS adjustments to the net equity and income of the joint ventures.

Investment and development properties:

- Under Argentine GAAP, tenant deposits are treated as liabilities and measured at the amount received by the tenants. Under IFRS, tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease. The deposits are subsequently measured at amortized cost.

- Argentine GAAP – Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. The Company applied IAS 17 “Leases”. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases.

- Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end. Under IFRS, there is no requirement to discount long-term tax credits. The joint venture elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits. As a result, the joint ventures eliminated the effect of discounting tax.

- Under Argentine GAAP, the joint venture has historically accounted for revenues and therefore profits from all property sales on a percentage of completion basis once contracts for the sale of a property have been exchanged and only if the eventual profit from that property can be foreseen with reasonable certainty. Under IFRS, the joint venture has applied IFRIC 15 “Agreements for the Construction of Real Estate”. The Company assessed the contractual terms of the agreements and concluded that revenue from open market sales of real estate should be accounted for on legal completion of the properties in accordance with IAS 18 “Revenue”. As a result, the joint venture recognizes revenue from the sale of private homes and commercial units entirely at the point of legal completion in accordance with IAS 18.

The most significant impact of IFRIC 15 is therefore the deferral of profits previously recognized from the point of exchange of contracts onwards until the point of legal completion. All of these profits are now recognized at a later date.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

As a result, the net equity of the Company’s joint ventures was decreased by Ps. 16.7 million and Ps. 11.2 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 16.7 million was recognized against retained earnings, an amount of Ps. 5.5 million gain was recognized in the statement of income.

(j) Acquisition of non controlling interests

As explained in Note 24.2.2., the Company has applied the exemption in IFRS 1 for accounting for changes in a parent’s ownership interest in subsidiaries that do not result in a loss of control. Consequently, acquisitions of non controlling interests concluded prior to July 1, 2011 have not been restated.

The IFRS adjustments below relate to acquisitions of non controlling interest occurring on or after July 1, 2011.

Argentine GAAP - Under Argentine GAAP, the Company accounted the acquisition of the non controlling interests under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired.

IFRS – Under IFRS, the Company applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Company does not recognize any additional acquisition adjustments to reflect the subsequent purchase of additional shares in the subsidiary if there is no change in control.

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to share premium. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non controlling interest is adjusted to reflect the change in the non controlling interest’s ownership interest in the subsidiary.

As a result of the above explanation, as of June 30, 2012, the Company: (i) derecognized goodwill for an amount of Ps. 15.2 million, (ii) recognized a decrease in non controlling interest for an amount of Ps. 1.2 million, (iii) recognized a decrease in net assets for Ps. 9.0 million, and (iv) recognized a debit of Ps. 16.4 million in shareholders’ equity.

(k) Amortization of transaction costs on borrowings

Argentine GAAP - Under Argentine GAAP, transactions costs directly attributable to the acquisition of borrowings are amortized under the straight-line method over the contract term.

IFRS – Transaction costs directly attributable to the acquisition of borrowings are deducted from the fair value at which the financial liability is initially recognized. Subsequently, they are amortized using the effective interest method over the contract term.

As a result, the Company adjusted the carrying value of borrowings for an amount of Ps. 0.11 million and Ps. 0.12 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 0.11 million was recognized against retained earnings and an amount of Ps. 0.01 million gain was recognized in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.             Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

(l) Foreign currency translation

Argentine GAAP - Foreign operations shall be classified as integrated or non-integrated entities depending if their activities are carried out as an extension of the reporting entity. Exchange differences resulting from the translation of integrated entities are recognized in the statement of income under the line item “Financial results, net”. Exchange differences resulting from the translation of non-integrated entities are recognized in a separate reserve in equity.

IFRS – Exchange differences resulting from the translation of foreign operations are recognized in the statement of other comprehensive income and depend on its functional currency.

As a result, the Company reclassified an amount of Ps 32.5 million for the year ended June 30, 2012 against the line item “Finance income” in the statement of income and the line item “Exchange differences on translating foreign operations” in the statement of other comprehensive income.

(m) Deferred income tax

Argentine GAAP - The Company accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Company assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

IFRS – There is no difference in the determination of deferred income taxes. However, deferred tax assets are recognized when it is considered probable (defined as “more likely than not”) that sufficient taxable profits will be available to utilize the temporary difference or unused tax losses. IFRS does not allow the recognition of valuation allowances.

IFRS establishes more specific and strict procedures to assess whether a deferred tax asset should be recognized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a deferred tax asset should be recognized. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a deferred tax asset can be recognized.

As a result, on transition to IFRS, the Company has not recognized deferred tax assets relating to any carry  forward losses and other temporary differences for an amount of Ps. 16.5 million and Ps. 18.8 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 16.5 million was recognized against retained earnings, a loss of Ps. 2.8 million in the statement of income and an amount of Ps. 0.5 million gain was recognized in the statement of other comprehensive income.

In addition, the Company has assessed the impact of all IFRS adjustments on deferred income taxes. As a result, the Company recognized an adjustment to deferred income taxes of Ps. 0.8 million and Ps. 5.6 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 0.7 million was recognized against retained earnings and an amount of Ps. 6.4 million loss was recognized in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

24.           Adoption of International Financial Reporting Standards (“IFRS”) (Continued)

(n) Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

25.         Subsequent events

1.	Acquisition of equity interest in Rigby 183

In Septembrer 2012, IRSA, through its subsidiary IRSA International LLC, contractually agreed to purchase the whole 33.36% interest that Rigby Madison LLC holds in Rigby 183, owner of the building identified as Madison 183 in Manhattan.  As a result, IRSA’s interest in Rigby 183 will increase to 82.36% of its capital stock.

The amount of the transaction was US$ 32.5 million, of which US$ 5 million have been paid while the remaining balance is to be paid upon closing of the transaction, which is estimated to happen during November 2012.

2.	Acquisition of shares of APSA

During August, 2012, E-Commerce acquired through successive purchases 37,814 shares of APSA’s capital stock, equal to a 0.03% equity interest, for a total value of US$ 0.124 million. As a result of such acquisition, IRSA’s direct and indirect participation in APSA amounts to 95.64%.

3.	Partial payment of debt owed by Quality

Since the 1st of July till the issuance date of these financial statements, Quality partially paid the second installment of the balance owed in relation to the purchase of Nobleza Piccardo S.A.I.C. y F.´s property in an amount of US$ 4,0 million.

4.	Purchase of the Company's corporate notes

On July 25, 2012, August 20, 2012 and September 11, 2012, APSA acquired Corporate Notes Class II (US$) of the company for a total amount of US$ 0.88 million, US$ 1.82 million and US$ 0.85 million, respectively.

5.	Sale of Hersha’s shares

After the balance sheet date, IRSA has sold either directly or through its subsidiaries 2,000,000 common shares of Hersha, for a total amount of US$ 9.7 million.

Thus, IRSA’s interest in Hersha’s capital stock decreased from 9.13% to 8.12%.

6.	Transactions with related parties - IRSA Credit Facility

On August 27 2012, CYRSA granted a credit line to each of its shareholders, IRSA and CYRELA, for a maximum amount of Ps. 190 million, each, for a term no to exceed one year. Daily interest accrued on each disbursed amount will be based on the Private Sector Badlar Rate.

7.	Sale of units of Libertador 498 building

On August 31, 2012, the Company executed the conveyance deed that formalizes the sale of a functional unit and various other units (parking spaces) in the building identified as Libertador 498. The transaction price was fixed at Ps. 15 million, which were paid on August 8, 2012 upon execution of the bill of sale.

8.	Acquisition of the Company’s shares:

During July 2012 Cresud has acquired 175,000 American Depositary Receipts (“ADRs”) of the Company, for a total amount of US$ 1.2 million. Hence, Cresud interest in IRSA has increased to 64.50%.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

.25.             Subsequent events (continued)

9.	Bouchard Plaza

In September 2012, the Company entered into a preliminary sales agreement for the sale of two units and parking spaces of the building known as Bouchard Plaza located in Plaza Roma of the City of Buenos Aires. The total price for the transaction was agreed in US$ 8.5 million, which will be collected at the time the deed of conveyance is executed.

10.	Shareholders’ Meeting

The 2012 annual meeting of shareholders of the Company will be held on October 31st, 2012, at Bolívar 108 1st Floor, City of Buenos Aires, in order to consider and approve, among others, (i) the annual financial statements for the period ended June 30, 2012, (ii) the performance of the Board of Directors and Supervisory Committee, (iii) the treatment and allocation of results and consideration of payment of a cash dividend in an amount equivalent up to Ps.56,016 in one or more installments, (iv) the treatment of the holding of Convertible Notes issued by APSA maturing in 2014, including but not limited to the acceptance of a repurchase offer and establishment of the minimum and maximum conditions of their disposition, (v) the amendments to the Company's bylaws in order to allow distance board of directors' meetings, and (vi) the appointment of Directors, Members of the Supervisory Committee, and Certifying Accountant.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.	Differences between Argentine GAAP and US GAAP

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.             Differences in measurement methods (continued)

Reconciliation of net income:	Year ended June 30,
	2012	2011	2010

Net income as reported under Argentine GAAP attributable to IRSA	280,081	294,785	355,938
US GAAP adjustments:
- Impact of US GAAP adjustments on equity investees (Note 26.I.(a))	(136,422)	39,210	(26,369)
- Impact of US GAAP adjustments on joint ventures (Note 26.I.(aa))	(2,153)	(3,137)	(2,550)
- Accounting for preferred shares and warrants of Supertel (Note 26.I.(ac))	(7,993)	- -	- -
- Accounting for marketable securities (Note 26.I.(b))	(3,601)	(138)	13,705
- Depreciation of fixed assets (Note 26.I.(d) )	551	552	536
- Pre-operating and organization expenses (Note 26.I.(e))	(48)	1,760	(8,448)
- Purchase accounting, amortization and depreciation expenses (Note 26.I.(g) and (h))	2,210	27,207	64,952
- Securitization accounting (Note 26.I.(i))	- -	- -	(2,280)
- Present-value accounting (Note 26.I.(j))	(5,664)	(3,943)	(2,644)
- Reversal of previously recognized impairment losses (Note 26.I.(k))	3,694	3,206	3,113
- Accounting for real estate barter transactions (Note 26.I.(n))	- -	(24,560)	735
- Reversal of (gain) loss from valuation of inventories at net realizable value (Note 26.I.(o))	6,803	2,331	(6,552)
- Amortization of fees related to Series II of APSA Non Convertible Notes (Note 26.I.(q))	(49)	(133)	(97)
- Software developed or obtained for internal use (Note 26.I.(r))	- -	7	49
- Reversal of capitalized foreign exchange differences (Note 26.I.(s))	1,315	1,200	(52)
- Debtor’s accounting for a modification of APSA convertible debt instruments (Note 26.I.(t))	- -	(483)	(167)
- Revenue recognition – deferred commissions (Note 26.I.(u.1))	(8,999)	(10,363)	(3,187)
- Revenue recognition – scheduled rent increases (Note 26.I.(u.2))	26,487	14,969	17,015
- Deferred revenues – insurance & fees (Note 26.I.(u.3))	- -	(2,139)	22,925
- Derecognition of Put option (Note 26.I.(v))	- -	48,461	(3,582)
- Disposal of business (Note 26.I.(l))	- -	32,838	- -
- Allowance for loan losses of credit card portfolio of Apsamedia (Note 26.I.(m))	1,569	(2,088)	- -
- Acquisition of APSA’s non-controlling interest (Note 26.I.(w))	(1,847)	(1,385)	- -
- Deferred income tax (Note 26.I.(x))	(37,114)	(20,180)	(1,455)
- Non controlling interest (Note 26.I.(y)	3,803	2,218	(38,732)
- Net income under US GAAP attributable to IRSA	122,623	400,195	382,853
- Non controlling interest	10,587	56,187	83,304
- Net income under US GAAP	133,210	456,382	466,157

Earnings per share under US GAAP attributable to IRSA (Note 26.II.(j)):
Basic net income per common share	0.21	0.69	0.66
Diluted net income per common share	0.21	0.69	0.66

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.             Differences in measurement methods (continued)

	As of June 30,
	2012	2011
Reconciliation of shareholders' equity:
Total shareholders' equity under Argentine GAAP attributable to IRSA	2,335,279	2,313,687
US GAAP adjustments:
- Impact of US GAAP adjustments on equity investees (Note 26.I.(a))	(182,786)	(45,224)
- Impact of US GAAP adjustments on joint ventures (Note 26.I.(aa))	(15,512)	(13,075)
- Accounting for preferred shares and warrants of Supertel (Note 26.I.(ac))	(7,993)	- -
- Accounting for investment in Hersha Hospitality Trust and TGLT (Note 26.I. (c))	138,204	151,391
- Depreciation of fixed assets (Note 26.I.(d))	(6,729)	(7,280)
- Pre-operating and organization expenses (Note 26.I.(e))	(21,701)	(21,653)
- Mortgage payable with no stated interest rate (Note 26.I.(f))	(2,029)	(2,029)
- Differences in basis relating to purchase accounting
Original value (Note 26.I.(g))	127,097	127,097
Purchase accounting - Amortization and depreciation expenses (Note 26.I.(h)) .	34,791	32,581
- Present-value accounting (Note 26.I.(j))	6,735	12,399
- Reversal of previously recognized impairment losses (Note 26.I.(k))	(96,072)	(99,766)
- Accounting for real estate barter transactions (Note 26.I.(n))	(53,969)	(53,969)
- Reversal of gain from valuation of inventories at net realizable value (Note 26.I.(o))	(9,585)	(16,388)
- Appraisal revaluation of fixed assets (Note 26.I.(p))..	(3,953)	(3,953)
- Amortization of fees related to Serie II of APSA Non-Convertible Notes (Note 26.I.(q))	- -	49
- Reversal of capitalized foreign exchange differences (Note 26.I.(s))..	(57,770)	(59,085)
- Revenue recognition – Deferred commissions (Note 26.I.(u.1))	(44,446)	(35,447)
- Revenue recognition – Scheduled rent increases (Note 26.I.(u.2))	78,479	51,992
- Allowance for loan losses of credit card portfolio of Apsamedia (Note 26.I.(m))	(519)	(2,088)
- Acquisition of additional shares of APSA (Note 26.I.(w))	(211,155)	(208,952)
- Acquisition of non-controlling interest (Note 26.I.ab))	(14,124)	- -
- Deferred income tax (Note 26.I.(x))	(1,222)	32,622
- Non controlling interest on adjustments above	33,880	26,817
Shareholders’ equity under US GAAP attributable to IRSA	2,024,900	2,179,726
- Non controlling interest	380,881	332,031
Shareholders' equity under US GAAP	2,405,781	2,511,757

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.             Differences in measurement methods (continued)

	Year ended June 30,
	2012			2011
Description of changes in shareholders’ equity under US GAAP:	IRSA	Non- controlling interest	Total	IRSA	Non- controlling interest	Total
- Shareholders’ equity as of the beginning of the year under US GAAP	Ps. 2,179,726	332,031	2,511,757	Ps. 2,196,524	521,374	2,717,898
- Cash dividends	(306,935)	(21,490)	(328,425)	(220,000)	(27,934)	(247,934)
- Other comprehensive income (Note 26.II.(o))	(8,773)	(79)	(8,852)	(55,540)	1,208	(54,332)
- Cumulative adjustments for accounting charges in BHSA (Note 26.I.(a))	- -	- -	- -	49,449	- -	49,449
- Paid in capital in BHSA (Note 26.I.(a))	1,112	- -	1,112	- -	- -	- -
- Non-controlling shareholders’ contribution	- -	66,312	66,312	- -	101,799	101,799
- Current translation adjustment	45,851	- -	45,851	16,665	- -	16,665
- Acquisition of non-controlling interest in APSA (Note 26.I.(w))	(356)	(397)	(753)	(207,567)	(290,234)	(497,801)
- Acquisitions of non-controlling interest (Note 2.g.B.5)	- -	(913)	(913)	- -	(30,369)	(30,369)
- Long-term incentive program reserve	2,595	94	2,689	- -	- -	- -
- Acquisition of non-controlling interest (Note 26.I.ab)	(10,943)	(5,264)	(16,207)	- -	- -	- -
- Net income under US GAAP	122,623	10,587	133,210	400,195	56,187	456,382
- Shareholders’ equity as of the end of the year	2,024,900	380,881	2,405,781	2,179,726	332,031	2,511,757

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.             Differences in measurement methods (continued)

(a)	Impact of US GAAP adjustments on equity investees

Under Argentine GAAP, investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP. For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. As of June 30, 2012, the equity investees of the Company are BHSA, Manibil, New Lipstick LLC, Rigby 183 LLC, Bitania 26 S.A. and Tarshop.

Banco Hipotecario and Banco de Crédito y Securitización

During the years ended June 30, 2011 and 2010, the Company acquired additional shares in BHSA. These acquisitions were accounted for under the purchase method of accounting under Argentine GAAP. The majority of the assets and liabilities on BHSA's balance sheet are financial assets carried at fair value, or are short-term in nature. The carrying value of these short-term assets approximates fair value. In these acquisitions, the fair value of BHSA's net assets exceeded the purchase price paid. When the fair value of the net assets acquired exceeds the consideration paid, negative goodwill exists under Argentine GAAP. Under Argentine GAAP, non-financial assets were written down against the negative goodwill in these acquisitions. Any remaining negative goodwill was immediately recognized as a gain in the respective periods. Accordingly for the years ended June 30, 2011 and 2010, the Company recorded gains of Ps. 14.8 million and Ps. 70.4 million, respectively as a result of these transactions under Argentine GAAP.

US GAAP requires that the difference between the cost of an investment and the amount of underlying equity in net assets of an investee should be accounted for as if the investee were a consolidated subsidiary.  The difference at the date of purchasing the additional shares in BHSA between the cost of the investment and underlying equity in net assets was accounted for according to its nature. The Company applied the provisions of ASC N° 805 “Business Combination” (ASC No. 805), in assigning this difference. Under US GAAP authoritative literature, the concept of a "bargain purchase" (the purchase price was substantially lower than the fair value of the underlying net assets) does not apply to an equity method investment since the investor does not control the underlying assets of the investee and therefore would not be able to realize the gain by selling the underlying assets of the investee to unlock this gain. Accordingly, under US GAAP the reconciling item includes the reversal of the gains of Ps. 14.8 million and Ps. 70.4 million for the years ended June 30, 2011 and 2010, respectively. Under US GAAP these gains are deferred and will be recognized upon consolidation or selling of the shares of BHSA.

Including the impact of the reversal of the gain explained above the US GAAP adjustments on the Company´s equity investees in BHSA related primary to (i) troubled debt restructuring; (ii) loan loss reserves; (iii) loan origination fees and costs; (iv) securitization of mortgaged loans; (vi) impairment of fore-closed assets; and (vii) consolidation of variable interest entities, among others. The US GAAP adjustments also include the effect of the elimination of intercompany results generated in the disposal of business related to Tarshop and Apsamedia as mentioned in note 26.I.(l). The impact of US GAAP adjustments related to BHSA were a loss of Ps. 31.4 million, a gain of Ps. 68.7 million and losses of  Ps 23.4 million for the years ended June 30, 2012, 2011 and 2010, respectively; net of Ps. (2.3) million, Ps. (83.5)  million and Ps. 188.3 million of other comprehensive income adjustments for the years ended June 30, 2012, 2011 and 2010 (See Note 26.II.(o)), the recognition of paid in capital of Ps. 1.1 million for the year ended June 30, 2012 and the recognition of cumulative adjustments for accounting charges (related to the consolidation of variable interest entities for the adoption of ASU 2009-01) to shareholders’ equity of Ps. 49.5 million for the year ended June 30, 2011.

Metropolitan – New Lipstick:

As mentioned in Note 2.g.B.13, in July 2008 the Company acquired a 30% interest in Metropolitan 885 Third Avenue LLC (“Metropolitan”), and  had recognized a zero value on its investment since acquisition as the share in Metropolitan’s losses exceeded its equity interest.

            As also discussed in Note 2.g.B.13, in November 2010, Metropolitan 885 Third Avenue Leasehold LLC (the “Metropolitan Leasehold” and subsidiary of Metropolitan) presented a plan of reorganization (the “Plan”). The Plan was

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.             Differences in measurement methods (continued)

(a)	Impact of US GAAP adjustments on equity investees (continued)

approved  by the Company’s Members and the corresponding jurisdiction Court  and it became effective on December 30, 2010. The Plan provides for, among other things, the reduction and restructuring of the financial debt and the extinguishment of 100% of the Parent Company, the Holding Company and the Junior Mezz membership interest in the Property Owner and issuance of the membership interest in the reorganized debtor to New Lipstick LLC, a newly formed entity in which the Company changed its member class and holds a 49% interest. In exchange for the 49% interest in New Lipstick LLC, IRSA made a US$ 15 million capital contribution, and surrendered its rights for the put option for the 50% of the shareholding initially acquired in Metropolitan, which amounted to approximately US$ 11.3 million as of the date of reorganization. See Note 26 I (v).

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

However, the results of the reorganization did not impact the results of IRSA under both US GAAP and Argentine GAAP since the Company had recognized a zero value on this investment as the share in Metropolitan’s losses exceeded its equity interest. Under Argentine GAAP, the investment in New Lipstick LLC is also accounted under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor’s proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The original cost includes the cash contribution and the put option settled as part of the transaction, as described in Note 26.I (v). There are no differences with US GAAP in the recorded cost of the investment. For purposes of the reconciliation, the company has assessed the impact of US GAAP adjustments on the Argentine GAAP financial statements of its equity investees. The US GAAP adjustments on the New Lipstick LLC equity investee related primary to (i) the straight line of the ground lessee where the entity is a lessee, (ii) revenue recognition and schedule rent increases of the lessees where the entity is the lessor and (iii) acquisition costs. The net US GAAP adjustment on the results of the investment in New Lipstick LLC amounts to a loss of Ps. 106.3 million and a loss of Ps. 35.6 million for the years ended June 30, 2012 and 2011, respectively.

Rigby 183 LLC:

As mentioned in Note 2.g.B.1, in December 2010, the Company together with other shareholders (unrelated parties to the Company) formed Rigby 183 LLC (“Rigby 183”), for the purpose of acquiring a real estate property located in New York. At the date of formation, the Company held a 57% interest in Rigby 183. However, on March 31, 2011, the Company sold an 8% interest in Rigby 183 to CAM Communications LP, an unrelated party to the Company. As a result, as from the date of disposal, the Company held a 49% interest in Rigby 183. There is a limited liability agreement signed between the shareholders upon formation of Rigby 183 (the “Agreement”), which requires that certain significant decisions shall be taken with the majority of the voting rights plus the affirmative vote of one of the other shareholders of Rigby 183. These decisions are central to the operation of Rigby 183 and, considering the Agreement, cannot be taken unilaterally by the Company. Therefore, upon formation of Rigby 183, the Company does not have the power to direct or cause the direction of the management and policies of Rigby 183.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

For purposes of this reconciliation, the Company has assessed the impact of US GAAP adjustments on its equity investee, Rigby 183, which related primary to (i) differences in the accounting for operating leases; and (ii) differences in the accounting for business combinations. The net US GAAP adjustment on the investment in Rigby 183 amounts to a gain of Ps. 6.4 million and a gain of 3.2 million for the years ended June 30, 2012 and 2011, respectively.

Tarshop:

As discussed in Note 2.g.C.7.(iii), APSA sold an 80% in Tarshop on September 13, 2010, and deconsolidated the subsidiary as of that date. As from September 13, 2010, APSA maintains a 20% interest in Tarshop and accounts for its investment under the equity method of accounting. The US GAAP adjustments on Tarshop related primary to (i) loan loss reserves; (ii) loan origination fees and costs and (iii) consolidation of variable interest entities. The impact of the US GAAP adjustments to the financial statements of Tarshop prepared under Argentine GAAP were a loss of Ps. 5.2 million and a gain of Ps. 2.9 million as of June 30, 2012 and 2011, respectively.

Under Argentine GAAP, the Company recognized the non-controlling investment retained under the equity method at the date control was lost. Under US GAAP APSA recognized the non-controlling investment retained at its fair value at the date control was lost. The US GAAP adjustment on APSA´s equity investee in Tarshop amounted to Ps. 9.8 million as of June 30, 2011. The net impact to equity of the adjustments described above amount to Ps. 6.9 million as of June 30, 2011 and Ps. 12.1 million as of June 30, 2012.

The remaining 80% interest in Tarshop is held by BHSA, an equity method investee of the Company, as further described above. Accordingly, the US GAAP adjustments on the Company’s equity investment in BHSA include also the portion of the US GAAP adjustments in Tarshop generated by the Company’s equity interest in BHSA.

As a result of the explanations on this note, the US GAAP adjustments on equity investee are summarized below:

	Year ended June 30,
	2012	2011	2010
Equity Investees – Adjustments to net income
- Banco Hipotecario S.A.	(31,372)	68,692	(26,369)
- New Lipstick LLC	(106,339)	(35,582)	- -
- Rigby 183 LLC	6,444	3,175	- -
- Tarshop SA..	(5,155)	2,925	- -
Total net income adjustments to US GAAP.	(136,422)	39,210	(26,369)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.             Differences in measurement methods (continued)

(a)	Impact of US GAAP adjustments on equity investees (continued)

	Year ended June 30,
	2012	2011
Equity Investees – Adjustments to shareholders’ equity
- Banco Hipotecario S.A.	(41,453)	(8,941)
- New Lipstick LLC	(141,921)	(35,582)
- Rigby 183 LLC	9,619	3,175
- Tarshop S.A...	(12,078)	(6,923)
- Others..	3,047	3,047
Total equity adjustments to US GAAP.	(182,786)	(45,224)

(b)	Accounting for marketable securities

Under Argentine GAAP, the Company’s investments in mutual funds, shares of public companies, government and mortgage bonds are carried at fair value, with unrealized gains and losses included in the statement of income.

Under US GAAP, the Company has classified all of  these investments as available-for-sale and carried them at fair value with unrealized gains and losses, included in shareholders’ equity in accordance with ASC No. 320, “Investments – Debt and Equity Securities” (ASC No. 320). The Company´s  investments are considered available for sale as these securities could potentially be sold in response to needs for liquidity, changes in the availability of and the yield on alternative instruments or changes in funding sources or terms.

Under US GAAP gross unrealized (gain) loss was Ps. (3.6) million, Ps. (0.1) million and Ps. 13.7 million for the years ended June 30, 2012, 2011 and 2010, respectively.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.             Differences in measurement methods (continued)

(b)	Accounting for marketable securities (continued)

The cost and estimated fair values of available for sale securities as of June 30, 2012, 2011 and 2010 were as follows:

	Amortized Cost Basis	Fair Value	Gross unrealized Gain	Gross unrealized Loss
June 30, 2010
Mutual funds	99,791	100,766	975	--
Dolphin Fund	38,097	33,401	--	(4,696)
Shares of public companies	4,240	4,074	--	(166)
Mortgage bonds	771	783	12	--
Government bonds	49	49	1	--
	142,948	139,073	988	(4,862)
June 30, 2011
Mutual funds	169,226	170,508	1,282	--
Dolphin Fund	33,401	29,239	--	(4,162)
Shares of public companies	3,550	2,911	--	(639)
Mortgage bonds	461	477	16	--
Government bonds	16	12	--	(4)
	206,654	203,147	1,298	(4,805)
June 30, 2012
Mutual funds	83,455	85,277	1,822	--
Dolphin Fund	21,163	16,956	--	(4,206)
Shares of public companies	9,167	11,668	2,501	--
Mortgage bonds	490	496	6	--
Government bonds	9	9	--	--
	114,284	114,406	4,329	(4,206)

The information and the reconciliation items regarding the investment in Hersha Hospitality Trust and TGLT S.A., available for sale securities for US GAAP purposes, have been included separately in Note 26.I.(c).

(c)	Accounting for the investments in Hersha Hospitality Trust and TGLT

Hersha Hospitality Trust:

As mentioned in Note 2.g.C.1, the Company held a 9.13% and 9.18% interest in Hersha Hospitality Trust as of June 30, 2012 and 2011, respectively. Under Argentine GAAP, this investment has been valued at cost. Under US GAAP, since the investment in Hersha represents an investment in an equity security with a readily determinable fair value and not held for trading, the investment has been valued at fair value in accordance with ASC No. 320. Gains or losses resulting from changes in fair value are recognized in other comprehensive income in the shareholders´s equity.

The cost and estimated fair values of Hersha Hospitality Trust as of June 30, 2012 and 2011 were as follows:

	Amortized Cost Basis	Fair Value	Gross unrealized Gain
June 30, 2012
Hersha Hospitality Trust	300,666	432,771	132,105
	300,666	432,771	132,105

June 30, 2011
Hersha Hospitality Trust	216,757	355,893	139,136
	216,757	355,893	139,136

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.             Differences in measurement methods (continued)

(c)	Accounting for the investments in Hersha Hospitality Trust and TGLT (continued)

TGLT:

As of June 30, 2012 and 2011, the Company held 9.25% and 8.88% interest in TGLT, respectively. Under Argentine GAAP, the Company accounted for this investment at acquisition cost since it is not held for trading. TGLT is a public company in Argentina whose shares are traded in the Buenos Aires Stock Exchange. Under US GAAP, since the investment in TGLT represents an investment in equity securities with readily determinable fair value and not held for trading, the Company accounted for this investment at fair value in accordance with ASC No. 320. Gains or losses resulting from changes in fair value are recognized in other comprehensive income in the shareholders’ equity.

The cost and estimated fair value of TGLT at June 30, 2012 and 2011 were as follows:

June 30, 2012	Amortized Cost Basis	Fair Value	Gross unrealized Gain
TGLT	Ps. 59,031	Ps. 65,131	Ps. 6,100

June 30, 2011	Amortized Cost Basis	Fair Value	Gross unrealized Gain
TGLT	Ps. 56,381	Ps. 68,636	Ps. 12,255

(d)	Depreciation of fixed assets

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

Under Argentine GAAP, the Company capitalizes certain costs related to pre-operating activities of the Company’s shopping centers, residential projects and expenses incurred in the organization of subsidiaries. These costs are generally amortized on a straight-line basis over periods ranging from 3 to 5 years commencing upon the opening of the shopping center and/or launching of a project. Under US GAAP, pursuant ASC No. 720-15, “Other expenses-start up costs” (ASC No. 720-15), such costs are charged to income as incurred. The US GAAP adjustments for the years ended June 30, 2012, 2011 and 2010 represents the net effect of (i) expensing such costs as incurred and (ii) the reversal of amortization expenses on costs capitalized under Argentine GAAP and expensed under US GAAP.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

Under US GAAP, the Company applied the provisions of FAS 141 to the “Empalme”, “Palermo Invest”, “Bouchard 551”, “Dock del Plata” and “Mendoza Plaza Shopping” acquisitions. There was no difference between US GAAP and Argentine GAAP in the purchase price allocation process. However, under FAS 141, when negative goodwill existed, eligible assets (tangible and intangible) were subject to pro rata reduction. Accordingly, under US GAAP, certain intangible assets and liabilities were recognized while assigned a zero value under Argentine GAAP.

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

The differences between Argentine GAAP and US GAAP described above related to the acquisitions which occurred prior to July 1, 2009 impacted the US GAAP adjustments to net income as described in Note 26.I.(h). and representing the net effect of (i) reversing the amortization expense of negative goodwill recorded under Argentine GAAP; (ii) lower depreciation charges on lower amounts of fixed assets under US GAAP (reduced on a pro rata basis to allocate negative goodwill); (iii) amortization charges for intangible assets recognized under US GAAP (and reduced to zero under Argentine GAAP); and (iv) reversing the amortization of goodwill charged under Argentine GAAP and ceased under US GAAP since June 30, 2002.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.             Differences in measurement methods (continued)

(g)	Differences in basis relating to purchase accounting (continued)

Acquisitions for which their acquisition date was after July 1, 2009

Acquisition of Arcos del Gourmet:

As discussed in Note 2.g.C.6., on November 27, 2009, the Company completed the acquisition of an 80% controlling interest in Arcos. Arcos is a company holder of a concession right to exploit the land and attached assets owned by the ONABE. The concession is for an initial term of sixteen years renewable at the option of the holder for an additional four year period. Under the concession, the Company is obligated to pay a monthly concession fee to ONABE. The land and attached assets (mainly old warehouses and adjacent spaces) are capable of being reconverted into a shopping mall, cultural complex and other recreational facilities after incurring significant capital expenditures. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business. Accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. The holders of the rights from ONABE were individual persons who did not have the financial feasibility, expertise and scale to obtain the projected returns from the concessioned assets as well-established real estate market participants in the area have. Thus, they agreed to sell their rights to the Company for a fair amount of consideration although far below the fair value of the business. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.i. In the acquisition of Arcos, the principal asset acquired was the concession right and since negative goodwill existed, this intangible was reduced by the amount of negative goodwill absorbing it completely. Therefore, no negative goodwill remained under Argentine GAAP. In addition, under Argentine GAAP, the minority interest was recognized at the proportionate share of the acquiree´s indentifiable net assets (the proportionate share method) at the acquisition date.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

Acquisition of Soleil Factory shopping center business

As discussed in Note 2.g.B.11., on July 1, 2010, the Company acquired the "Soleil" business from INC S.A.. Soleil is a shopping center located in San Isidro, Province of Buenos Aires. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business, and accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.i.

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

As a result of the above explanation, the US GAAP adjustment for the acquisition of Soleil represents the net effect of (i) the charge expense of transaction costs for Ps. 2.8 million; (ii) the recognition of a bargain purchase gain of Ps. 18.5 million. This bargain purchase gain arose due to the underperformance and undermanagement of the underlying "Soleil" shopping center business. Additionally, the purchase price was negotiated between the parties when a preliminary agreement was signed in December 2007, and was not subsequently modified. Since December 2007, there were periods on inflation in Argentina, generating a higher fair value of Soleil´s net assets at the date of acquisition. This increase in the fair value of net assets acquired without a corresponding increase in the purchase price, also generated this bargain purchase gain.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.             Differences in measurement methods (continued)

(g)	Differences in basis relating to purchase accounting (continued)

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows:

Fair value of non-cash assets acquired (i)	Ps. 81,093
Fair value of liabilities assumed	(1,108)
Fair value of net assets acquired	79,985

Purchase price	61,486
Seller financing	(33,403)
Advance payments (ii)	(28,083)
Net cash paid for the acquisition	Ps. - -

(i)	Corresponds to fixed assets of Ps. 67.0 million, intangible assets of Ps. 3.1 million, air space of Ps. 6.7 million and deferred income assets of Ps. 4.3 million.
(ii)	Amount paid in 2007 when preliminary agreement was signed between INC S.A. and APSA.

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

Acquisition of Apsamedia S.A.’s shares

As discussed in Note 2.g.B.4, on January 13, 2011, the Company completed the acquisition of an additional 50% interest in Apsamedia. As from that date, Apsamedia becomes a wholly-owned subsidiary of the Company. Under Argentine GAAP, the Company determined that the transaction represented the acquisition of a business. Accordingly, the Company accounted for the acquisition under the purchase method of accounting. Under the purchase method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities assumed based on the respective fair values. Transaction costs are considered part of the consideration transferred. The acquisition date fair value of the net assets acquired exceeded the cost of the acquisition. Under Argentine GAAP, the excess of the fair value of the net assets acquired over cost represents negative goodwill. When there is negative goodwill, Argentine GAAP requires a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. The Company performed a reassessment and has still concluded that it has negative goodwill. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets are reduced to absorb the negative goodwill even if they are assigned a zero value. Any remaining negative goodwill is accounted for as described in Note 3.i.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.             Differences in measurement methods (continued)

(g)             Differences in basis relating to purchase accounting (continued)

As a result of the above explanation, the US GAAP adjustment for the acquisition of Apsamedia represents the effect of (i) the recognition of a bargain purchase gain of Ps. 2.4 million and (ii) the gain from the re-measurement of the previously held interest at fair value of Ps. 7.6 million.

For disclosure purposes, under US GAAP the estimated fair values of assets acquired and liabilities assumed are summarized as follows:

Cash and cash equivalents acquired	Ps. 2,279
Fair value of non-cash assets acquired (i)	75,414
Fair value of liabilities assumed	(41,680)
Fair value of net assets acquired	Ps. 36,013

Purchase price	25,947
Net cash paid for the acquisition	Ps. 25,947

(i)	Corresponds mainly to intangible assets of Ps. 15.2 million, receivables of Ps. 55.6 million and other assets of Ps. 4.6 million.

In the period from acquisition to June 30, 2011, Apsamedia contributed revenues of Ps. 4.8 million and net income of Ps. 0.5 million to the Company’s consolidated results. If Apsamedia had been acquired on July 1, 2010, combined revenues of the Company would have been Ps. 1,665.0 million (unaudited) and net income would have been Ps. 401.7 million (unaudited) for the year ended June 30, 2011. If Apsamedia had been acquired on July 1, 2009, combined revenues of the Company would have been Ps. 1,607.9 million (unaudited) and net income would have been Ps. 381.9 million (unaudited) for the year ended June 30, 2010. These amounts have been calculated using the Company’s accounting policies and by adjusting the results of the Apsamedia to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from July 1,  2009 or 2010, as applicable, together with its consequential tax effects.

Treatment of goodwill

Effective July 1, 2002, the Company does not amortize goodwill under US GAAP. ASC 350 requires the Company to periodically test goodwill for impairment, at least annually, or sooner if evidence of possible impairment arises. The Company performs its annual impairment testing as of June 30, using a two-step process that begins with an estimation of the fair values of the reporting units that have goodwill.

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

The Company performed Step 1 of the goodwill impairment testing as of the end of its fiscal year June 30, 2010. The Step 1 tests indicated that the fair value of the reporting units -calculated primarily using discounted expected future cash flows- exceeded their carrying values as of that date. Accordingly, Step 2 of the goodwill impairment testing was not required and no impairment charges were necessary. There were no impairment indicators present as of June 30, 2011 and 2012, and therefore, no test was performed as of that date.

h)	Purchase accounting - Amortization and depreciation expenses

This reconciling item should be read in conjunction with item 26.I.(g). above.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.             Differences in measurement methods (continued)

h)	Purchase accounting - Amortization and depreciation expenses (continued)

Under Argentine GAAP, goodwill continues to be amortized under the straight-line method generating amortization expense of Ps. 12.9 million for the years ended June 30, 2012, 2011 and 2010. Under US GAAP, amortization expense recorded was reversed for all periods presented.

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

As a result of the explanation on this note and in Note 26.I.g the US GAAP reconciling item represents the net effect of the followings adjustments:

	Year ended June 30,
	2012	2011	2010
US GAAP adjustments:
- Reversal of amortization expense on goodwill	187	529	2,868
- Differences in the purchase price allocation process	2,023	(3,617)	(422)
- Bargain purchase	- -	20,775	58,822
- Re-measurement of the previously held interest at fair value.	- -	12,288	4,036
- Transaction costs.	- -	(2,768)	(352)
- Total.	2,210	27,207	64,952

(i)	Securitization accounting

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.             Differences in measurement methods (continued)

(i)	Securitization accounting (continued)

securitization programs, is not material.  Therefore, no adjustments to retained earnings were recognized under US GAAP as of June 30, 2010.   The amount of retained interest as of June 30, 2010 was as follows:

	Cost	Estimated unrealized (loss) (i)	Fair value (ii)
Retained Interest as of June 30, 2010	119,576	(4,457)	115,119

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

July 1, 2010
Total Assets (1)	Ps. 268,692
Total Liabilities (2)	151,559
CPs	Ps. 117,133

(1)	Included cash and due from banks, credit card receivables net of allowances and other assets.
(2)	Included debt securities and other liabilities.

As further explained in Note 2.g.C.7.(iii), on September 13, 2010, APSA sold 80% of Tarshop’s capital stock thus retaining an equity interest of 20% in such entity. At the date of the sale, APSA deconsolidated the subsidiary (Tarshop) and recognized a gain for the sale of 80% capital stock in accordance with ASC No. 810 amounting to Ps. 28.8 million. Therefore, no reconciliation adjustments were recorded since such date regarding Tarshop securitization programs.

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

2010
Equity value, net of allowances, as reported under Argentine GAAP	144,913
Less: retained interests related to securitization programs that did not qualify as a sale under US GAAP	(29,794)
Equity value reported under Argentine GAAP of retained interests related to securitization programs that qualified as a sale under US GAAP	115,119
Estimated fair value of retained interests related to securitization programs that qualified as a sale under US GAAP	115,119
US GAAP adjustment	- -

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.             Differences in measurement methods (continued)

(i)	Securitization accounting (continued)

The US GAAP adjustments affecting net income as reported under Argentine GAAP for the year ended June 30, 2010, are as follows:

2010
Reversal of (gains) losses recognized under Argentine GAAP	(6,374)
Recognition of gains (losses) under US GAAP on the sale of receivables	4,094
US GAAP adjustment	(2,280)

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

The following summarizes the changes in the balance of the Company's retained interests for the year ended June 30, 2010:

	Cost	Estimated unrealized gain (loss)	Fair value (i)
Balance at June 30, 2009	134,659	(6,737)	127,922
Increase in retained interest	56,724	- -	56,724
Liquidation of retained interests	(71,807)	- -	(71,807)
Change in unrealized gain	- -	2,280	2,280
Balance at June 30, 2010	119,576	(4,457)	115,119

(i)	Unrealized gains for the year ended June 30, 2010 were included as a component of “Accumulated Other Comprehensive Income” in shareholders’ equity.

The key economic assumptions used in measuring the fair value of retained interests at the time of and subsequent to a securitization are the estimated cash flows and the discount rate. The estimated cash flows have been discounted at rates that include charges for losses. The valuation models use information deriving from or that can be observed with market data.

(j)	Present-value accounting

Under Argentine GAAP, certain tax credits and liabilities are measured present-valued as of year-end. Under US GAAP, present valuing or discounting of these assets is precluded. The US GAAP adjustments amount to a loss of Ps. 5.7 million, Ps. 3.9 million and Ps. 2.6 million for the years ended June 30, 2012, 2011 and 2010, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.             Differences in measurement methods (continued)

(k)	Reversal of previously recognized impairment losses

Under Argentine GAAP previously recognized impairment losses can be reversed. Amounts reversed in 2012, 2011 and 2010 amounted to Ps. 0.7 million, Ps. 1.1  million and Ps. 1.2 million, respectively. Under US GAAP, reversal of a previously recognized impairment loss is prohibited. When an impairment loss is recognized, the adjusted carrying amount of the asset becomes the new cost basis, which is depreciated over the remaining useful life of the asset. Previously impairment losses reversed under Argentine GAAP increased the assets costs giving rise to higher depreciation expenses. These higher depreciation charges are reversed under US GAAP which for the year ended June 30, 2012 amounted to Ps. 4.4 million, and for the years ended June 30, 2011 and 2010 amounted to Ps. 4.3 million.

(l)	Disposal of business

a)	Disposal of equity interest in Tarshop

As discussed in Note 2.g.C.7.(iii), on September 13, 2010, APSA completed the disposal of an 80% controlling interest in Tarshop S.A to Banco Hipotecario S.A., a related party to the Company. Under Argentine GAAP, the Company (i) derecognized the assets and liabilities at their carrying amounts at the date control was lost; (ii) recognized the fair value of the consideration received; (iii) recognized the non-controlling investment retained under the equity method at the date control was lost and (iv) recognized the resulting difference as a loss on the sale in the statement of income. Under Argentine GAAP, the Company derecognized net assets of Ps. 149.1 million, recognized a non-controlling investment of Ps. 28.9 million and recognized a loss on the sale of Tarshop of Ps.13.9 million in the income statement.

Under US GAAP, the Company applies the provisions of ASC No. 810. Under ASC No. 810, the loss of control in subsidiary results in the recognition of a gain or loss on the sale of the interest sold and on the revaluation of any retained non-controlling investment. A loss of control is an economic event, similar to that of gaining control, and, therefore, is a remeasurement event. As a result, under US GAAP, the Company (i) derecognized the assets and liabilities of Tarshop at their carrying amounts at the date control was lost (including associated goodwill); (ii) recognized the fair value of the consideration received; (iii) recognized the non-controlling investment retained at its fair value at the date control was lost and (iv) recognized the resulting difference as gain or loss in income attributable to theCompany. The resulting gain or loss is calculated as the difference between (1) the aggregate of (a) the fair value of the consideration received and (b) the fair value of the non-controlling investment retained in the former subsidiary on the date the subsidiary is deconsolidated; and (2) the carrying amount of the former subsidiary´s net assets. Under US GAAP, the Company derecognized net assets of Ps. 96.5 million, recognized a non-controlling investment of Ps. 19.1 million and determined a gain of Ps. 28.8 million. Under US GAAP, this resulting gain relates to both the interest sold and the non-controlling investment retained. The loss related to the remeasurement of the non-controlling investment retained to fair value is Ps. 0.2 million.

As a result of the above explanation, the US GAAP adjustments represent the difference between the Argentine GAAP loss on the sale and the US GAAP aggregate gain on the interest sold and non-controlling investment retained.

b)	Disposal of Metroshop’s business

As discussed in Note 2.g.B.4., on January 13, 2011, APSA completed the disposal of Metroshop’s credit portfolio to Tarshop. Under Argentine GAAP, the Company (i) derecognized the assets at their carrying amounts at the date of disposal; (ii) recognized the fair value of the consideration received; and (iii) recognized the resulting difference as a gain on the sale in the statement of income. Under Argentine GAAP, the Company derecognized net assets of Ps. 22.2 million, and recognized a gain on the sale of Metroshop’s credit portfolio of Ps.15.2 million in the income statement.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.             Differences in measurement methods (continued)

(l)	Disposal of business (continued)

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

(m)	Allowance for loan losses of credit card portfolio of Apsamedia

Under Argentine GAAP, the allowance for loan losses is calculated according to specific criteria. Loan loss reserves for consumer loans are based on the client’s aging.

Under US GAAP purposes, the Company has performed a migration analysis for credit cards loans of Apsamedia following the ASC 450-20 and historical loss ratios were determined by analyzing historical losses, in order to calculate the allowance required for smaller-balance impaired loans and unimpaired loans for U.S. GAAP purposes. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios were updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.

As a result of the analysis mentioned before, the Company recorded a gain of Ps. 1.6 million for the year ended June 30, 2012 and a loss of Ps. 2.1 million for the year ended June 30, 2011. No loss or gain was recognized under U.S. GAAP for the year ended June 30, 2010.

(n)	Accounting for real estate barter transactions

In the ordinary course of business, the Company enters into certain non-monetary transactions with third parties pursuant to whom the Company sells parcels of land held for sale in the ordinary course of business in exchange for cash and/or other real estate properties. See Note 2.g.B.7., for details of these transactions.

Under Argentine GAAP, these transactions are recorded based on the fair value of the assets involved and, as a result, a gain or loss is recognized at the time of the exchange. Under Argentine GAAP, the Company recorded gains of nil, Ps. 51.6 million and nil for the years ended June 30, 2012, 2011 and 2010, respectively.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)
I.	Differences in measurement methods (continued)

          (n)    Accounting for real estate barter transactions (continued)

Furthermore, the Company completed certain barter transactions where it does not receive a down payment or receives a down payment which is less than 10% of the sales price. As these transactions involved the exchange of real estate and the amount of the monetary consideration was not significant, the Company concluded that the exchange is a nonmonetary transaction, and considered the guidance in ASC No. 360-20 "Property, Plant and Equipment - Real Estate" ("ASC No. 360-20") for the recognition of gain . The Company accounted for these barter transactions under the deposit method as prescribed in ASC 360-20. Under the deposit method the Company does not recognize profit, nor records a receivable and continues to report the property and related liabilities in its balance sheet even if the buyer has assumed the liability. The Company discloses that those items are subject to a sales contract. Therefore, under US GAAP, in these cases any gain recognized under Argentine GAAP is reversed. As mentioned in Note 2.g B.7.(ii), during the year ended June 30, 2011, the Company completed a barter transaction with TGLT whereby the Company exchanged a plot of land located in the neighborhood of Caballito for residential units to be constructed in the future. Therefore, the Company determined that the gain related to this transaction of Ps. 43.4 million should be reversed for US GAAP.

The Company completed through APSA another barter transaction (i.e. the agreement with TGLT to barter the Beruti plot of land, as further described in Note 2.g.B.7.(i)) whereby the Company exchanged a parcel of land for monetary consideration and residential units to be constructed in the future. As of June 30, 2011, the Company recognized a gain of Ps. 20.5 million on this transaction under Argentine GAAP. Under US GAAP, the Company evaluated the guidance and considered that this transaction is partly monetary and non-monetary. The gain of the non-monetary exchange of land for finished units will be deferred until the units are finished and delivered to the Company.

Once that delivery occurs, the Company will evaluate if the non-monetary transaction qualifies for gain recognition under ASC No. 845. For the monetary portion of the transaction, the Company follows ASC 845-10-15-15 through 16 and considering that: i) the sale is consummated, ii) consideration has been exchanged, iii) the cash received is not subject to future subordination, and iv) the risks and rewards of ownership have been transferred, the Company concluded that the transaction met the criteria for sale recognition under ASC 360. Therefore, the Company determined that the gain related to the non-monetary portion of the transaction of Ps. 8.2 million should be reversed for US GAAP while maintaining the gain of Ps. 12.3 million for the monetary portion of the transaction. The gain under US GAAP was calculated as the total gain multiplied by a factor determined as the consideration received over the sum of the consideration plus the fair value of the item received.

For the years ended June 30, 2012, 2011 and 2010, a total gain related to barter transactions of nil, 51.6 millon and nil, respectively, recorded under Argentine GAAP, was reversed under US GAAP. However, the US GAAP adjustment also reflects the effect gains of nil, Ps. 27.0  million and Ps. 0.7 million, for the years ended June 30, 2012, 2011 and 2010, respectively, related to the conclusion of barter transactions originated in prior years for which the related results have been previously recognized for Argentine GAAP purposes.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

(o)	Reversal of gain from valuation of inventories at net realizable value

Under Argentine GAAP, inventories for which the title has not yet been transferred but for which a down payment has been received fixing the sales price and the terms and conditions of the agreement provide reasonable assurance about the closing of the transaction and realization of gain, are carried at net realizable value as of period-end (these transactions are considered “consummated” for Argentine GAAP purposes). Under US GAAP, inventories are carried at cost. The US GAAP adjustment for the year ended June 30, 2012, represents:

(i)	the recognition of the gain of Ps. 9.5 million related to the sale of Rosario plot of land.
(ii)	the reversal of a gain of Ps. 3.4 million related to sales which conditions were not fulfiled for USGAAP purposes.
(iii)
the recognition of a gain of Ps. 0.4 milliom related to the sale of units of Caballito (see Note 4.e (i)), the recognition of a gain of Ps. 1.0 million related to El Encuentro (see Note 4.e. (ii)) and the reversal of a gain of Ps. 0.7 million related to Abril project.

     The US GAAP adjustment for the year ended June 30, 2011, represents:

(i)	the reversal of the gain of Ps. 15.0 million related to the sale of Rosario plot of land (see Note 2.g.C.10) recognized under Argentine GAAP;
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

    The US GAAP adjustment for the year ended June 30, 2010, represents the net effect of:

(i)	reversal of the gains recognized under Argentine GAAP of Ps. 6.4 million,
(ii)	the recognition under US GAAP of previously recognized gains (losses) under Argentine GAAP of Ps. (0.2) million, for which deeds of title were signed as of each the respective years.

(p)	Appraisal revaluation of fixed assets

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

(q)	Amortization of fees related to Series II of APSA Non Convertible Notes

Under Argentine GAAP, fees and expenses relating to the Series II of APSA Non-Convertible Notes are amortized on a straight-line method over the term of the agreement. Under US GAAP, following ASC No. 310-20 “Receivables – Nonrefundable Fees and Other Costs” (“ASC 310-20”), such costs are amortized over the same period but using the effective interest method. The US GAAP adjustments amount to a loss of Ps. 0.05 million, Ps. 0.1 million and Ps. 0.1 million for the years ended June 30, 2012,  2011 and 2010, respectively.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

(r)	Software developed or obtained for internal use (continued)

The US GAAP adjustment for the years ended June 30, 2012, 2011 and 2010 represents the net effect of (i) expensing such costs as incurred and (ii) the reversal of amortization expense on costs capitalized under Argentine GAAP and expensed under US GAAP. As of June 30, 2011, these costs were fully amortized under Argentine GAAP.

During the year ended June 30, 2012, the Company did not capitalize any costs.

(s)	Reversal of capitalized financial costs

Under Argentine GAAP, the Company capitalized financial costs comprising of interest and foreign exchange differences for the years ended June 30, 2012, 2011 and 2010. Under US GAAP, the Company applied the provisions of ASC No. 835-20 “Interest - Capitalization of Interest” (“ASC No. 835-20”), which requires interest capitalization on assets which have a period of time to get them ready for their intended use. Capitalization of foreign exchange differences is not allowed under ASC No. 835-20. The US GAAP reconciling item represents the net effect of (i) reversing the foreign exchange differences capitalized under Argentine GAAP related to the acquisition and construction of PAMSA, Arcos del Gourmet and Shopping Neuquén for the years ended June 30, 2012, 2011 and 2010 amounting to a loss of Ps. 0.5 million, a loss of Ps. 0.5 million and a gain of Ps. 1.8 million, respectively; and (ii) the reversal of depreciation expense on foreign exchange differences capitalized under Argentine GAAP and expensed under US GAAP amounting to Ps. 1.8 million for the year ended June 30, 2012 and Ps. 1.7 million for the years ended 2011 and 2010.

(t)	Debtor’s accounting for a modification of APSA convertible debt instruments

In August 2002, APSA issued US$ 50 million of Convertible Notes (the “APSA Convertible Notes”). Under US GAAP, the Company applied ASC No. 470-20, “Debt – Debt with Conversion and Other Options”, (“ASC No. 470-20”), which requires that no portion of the proceeds be allocated to the conversion feature if the convertible debt securities are convertible into common stock of the issuer at a specified price at the option of the holder and are sold at a price or have a value at issuance not significantly in excess of the face amount. ASC No. 470-20 requires that embedded beneficial conversion features present in convertible securities be valued separately at issuance when the non-detachable conversion feature is “in-the-money” at the commitment date. The embedded beneficial conversion feature should be recognized and measured by allocating to additional paid-in capital a portion of the proceeds equal to the intrinsic value of that feature. That amount is calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). Under US GAAP, no proceeds were allocated to the embedded conversion feature since it was “out-the-money” at the commitment date (i.e. the intrinsic value at the commitment date was zero).

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

Based on the analysis performed, neither of criteria 1, 2 or 3 above were met. Accordingly, the change of the debt instrument was not accounted for as an extinguishment. Thus, the increase in the fair value of the conversion option reduced the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. This resulted in an increase in interest expense prospectively, amounting to nil, Ps. 0.4 million and Ps. 0.2 million for the year ended June 30, 2012, 2011 and 2010.

(u)	Revenue recognition

(u.1) Deferred commissions

Under Argentine GAAP, lease commissions earned are recognized at the time a transaction is successfully completed. A transaction is considered successfully concluded when both parties have signed the related lease contract. Under US GAAP, lease commissions are deferred and amortized to income over the term of the respective leases.

The US GAAP adjustment amounts to a loss of Ps. 9 million, Ps. 10.4 million and Ps. 3.2 million for the years ended June 30, 2012, 2011 and 2010 respectively.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

The US GAAP adjustment for scheduled rent increases as of June 30, 2012, 2011 and 2010 amounts to a gain of Ps. 26.5 million, again of Ps. 15 million and a gain of Ps. 17 million, respectively.

(u.3) Deferred insurance and origination fees

Under Argentine GAAP, the Company, through its investments in Tarshop, accounted for revenues from life and disability insurance and origination fees related to credit card and personal loans receivables on an up-front basis. Under US GAAP, revenue from life and disability insurance and origination fees is recognized to income on a straight line basis over the term of the respective underlying receivables. As discussed in Note 2.g.C.7.(iii), APSA sold an 80% in Tarshop on September 13, 2010, and deconsolidated the subsidiary as of that date. As from September 13, 2010, APSA maintains a 20% interest in Tarshop and accounts for its investment under the equity method of accounting. Therefore, there is no longer a US GAAP adjustment to equity for this item as of June 30, 2011 and 2012. The US GAAP adjustment to income for the year ended June 30, 2011 related to the deferral of these revenues through the date Tarshop was deconsolidated with APSA. Any US GAAP adjustment related to this item is included in the determination of the equity investment in Tarshop and disclosed as Item 26.I.(l) in the US GAAP reconciliation.

(v)	Recognition of Put option

In July 2008, the Company acquired a 30% in Metropolitan. This transaction included a put right exercisable through July 2011 to sell 50% of the equity interest acquired for a price equal to the original amount paid plus interest. Under Argentine GAAP, the Company recorded the put option at fair value and adjusted it on a monthly basis with fair value increases or decreases against income. Under US GAAP, the Company determined that the terms of the put option did not meet the definition of a derivative financial instrument for the fiscal year ended June 30, 2010. Accordingly, the value of the put option was derecognized under US GAAP in those fiscal years.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

As of June 30, 2010 characteristics a. and b. were met since underlying is the quantity of shares to sell under the put option agreement and there was no initial net investment; however characteristic c. was not met since the Company was  required to deliver an asset of the type described in the guidance but there is no market mechanism that facilitates net settlement nor the asset is readily convertible to cash or is itself a derivative instrument because shares of Metropolitan 885 Third Avenue LLC are not traded on public markets.

As of June 30, 2010, the fair value of the put option amounted to Ps. 48.5 million under Argentine GAAP. As described in Note 2.f. due to foreign currency translation procedures a cumulative translation adjustment (“CTA”) of Ps. 3,582 was also generated for the recognition of the put option.

As mentioned in Note 26.I.(a), as part of the reorganization of Metropolitan, on December 30, 2010 the put option was surrendered and used as consideration for the increased interest of the emerging entity New Lipstick LLC. The US GAAP adjustment for the year ended June 30, 2011 represents a gain due to the recognition at fair value of the put option as the put option was settled at the date of the reorganization. The US GAAP adjustment for the year ended June 30, 2010, represents the reversal of the recognition at fair value of the put option under Argentine GAAP.

(w)	Acquisition of additional shares of APSA

As discussed in Note 2.g.B.12, on October 15, 2010, the Company’s Board of Directors resolved to exercise the option for the acquisition of the 29.55% minority interest in Alto Palermo held by PASA, cancelling the outstanding amount of US$ 120.0 million and thus increasing the Company’s interest in Alto Palermo to 94.89% as of June 30, 2011 (the “APSA Acquisition”). During the fiscal year ended June 30, 2012, E-Commerce acquired through successive purchases 44,232 shares of APSA, for a total amount of Ps. 691, which represents a 0.035% of APSA’s capital stock. Following such acquisitions, for the fiscal year ended June 30, 2012, the direct and indirect interest of the Company in APSA amounts to 95.61%.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

The APSA acquisition in 2011 generated negative goodwill since the fair value of the net tangible and intangible assets acquired exceeded the cost of acquisition.

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

Under US GAAP, the difference between the fair value of the consideration paid and the related carrying value of the noncontrolling interest acquired is recognized in the controlling interests equity as a credit or debit to additional paid in capital. Therefore, no gain or loss is recognized in the statement of income and the carrying value of the noncontrolling interest is adjusted to reflect the change in the noncontrolling interest’s ownership interest in APSA, amounting to Ps. 0.4 million and Ps. 290.2 million for the year ended June 30, 2012 and 2011, respectively.

As  result of the above explanations, the US GAAP net income adjustment for the APSA acquisition, amounting to Ps. (1.8) million and Ps. (1.4) million for the year ended June 30, 2012 and 2011, respectively, represents the net effect of (i) reversing the amortization of negative goodwill recorded under Argentine GAAP and (ii) lower depreciation charges on lower carrying amounts of fixed assets under US GAAP. The US GAAP equity adjustment includes the above items and the recognition of a debit to additional paid in capital under US GAAP of Ps. 0.4 million and Ps. 207.6 million in shareholders’ equity for the years ended June 2012 and 2011, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

(x)	Deferred income tax

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in ASC No. 740-10 “Income Taxes” (“ASC No. 740-10”) (formerly FIN 48 “Uncertain Tax Positions”).

The Company accounts for income taxes using the deferred tax method under both Argentine GAAP and US GAAP. Argentine GAAP is similar to the guidance in ASC No. 740-10 “Income Taxes” (“ASC No. 740-10”) (formerly FIN 48 “Uncertain Tax Positions”). However, as discussed in Note 2.h Resolution CD 93/2005 issued by the CPCECABA provided for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. This resolution mandated companies to treat these differences as temporary differences but allowed a one-time accommodation to continue treating these differences as permanent. As a result, the Company had elected to continue treating these differences as permanent in its prior years´ financial statements. On October 24, 2011, in anticipation of IFRS for public entities, the CNV issued Resolution No. 592 which provides that issuers who followed the Resolution CD 93/2005 should recognize the deferred tax liability on a retroactive basis before its transition date, i.e. July 1, 2011 for IRSA. As a result, the Company recorded an adjustment to retroactively recognize the deferred tax liability and modified the amounts disclosed in the previous years as follows:

	As of June 30, 2011		As of June 30, 2010
	As adjusted	As previously issued	As adjusted	As previously issued

Reconciliation of net income
Income tax expense	(20,180)	(6,859)	(1,455)	21,101
Non-controlling on adjustments (Note 26.I.y)	2,218	1,578	(38,732)	(39,851)

Reconciliation of shareholders´equity
Deferred income tax	32,622	(147,399)	23,590	(169,752)
Non-controllinh on adjustments (Note 26.I.y)	26,817	38,710	25,809	38,342

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

Accordingly, under US GAAP, a full valuation allowance has been provided for the net deferred tax assets of Arcos del Gourmet and Llao Llao Resorts S.A.

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

As described in Note 26.I.(x) above, the company modified the amounts disclosed in previous years.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

(aa)         Impact of US GAAP adjustments on investment in joint ventures

Under Argentine GAAP investments in entities in which the Company exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Company reflect the Company’s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Company applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

Under US GAAP the Company assessed all of its interests in joint arrangements and determined that they are joint ventures under ASC 323-30. Accordingly, the Company accounted for its joint ventures under the equity method of accounting. The Company has assessed the impact of US GAAP adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

The US GAAP adjustments on the joint ventures  related primary to (i) revenue recognition and schedule rent increases of the lessees where the entity is the lessor ; (ii) the reversal of the present value accounting for  long-term tax credits;  (iii) the reversal of capitalized exchange differences and (iv) the reversal of pre-operating expenses.

Consequently, the joint venture´s equity for US GAAP purpose amounts to Ps. (15.1) million and Ps. (13.1) million as of June 30, 2012 and 2011. For the fiscal years ended as of June 30, 2012, 2011 and 2010 Ps. (2.0) million, Ps (3.1) million and Ps. (2.6) million of adjustments was recognized in the statement of income.

(ab)         Acquisition of non-controlling interest

The Company acquired an additional participation in Arcos del Gourmet. See Note 2.g.C.6 for details.

Under Argentine GAAP, the Company accounted the acquisition of the non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired.

Under US GAAP, the Company applied the principles of ASC-810-10-45 in accounting for changes in ownership interests. As per ASC 810-10-45, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Company does not recognize any additional acquisition adjustments to reflect the subsequent purchase of additional shares in the subsidiary if there is no change in control.

Under US GAAP, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to share premium. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

Consequently, as at June 30, 2012, the Company: (i) derecognized goodwill for Ps. 5.7 million, (ii) recognized a decrease in non-controlling interest for an amount of Ps. 3.3 million and (iii) derecognized net assets for Ps. 9.0 million, and (iv) recognized a debit of Ps. 11.4.million against equity. Under Argentine GAAP there were no amortization or depreciation of net assets recognized. Thus, there was no adjustment on reconciliation of net income.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.	Differences in measurement methods (continued)

(ac)	Accounting for preferred shares and warrants of Supertel

As discussed in Note 3.c), under Argentine GAAP, the preferred shares and warrants of Supertel were accounted for as financial assets at fair value through profit and loss. The purchase price paid was allocated to both instruments based on their relative fair values at the date of purchase. Subsequent changes in the fair value of these instruments are recognized in the income statement.

Under US GAAP, the Company applied the provisions of ASC No. 815 “Derivatives and hedging”. The warrants of Supertel were accounted as a freestanding derivative and measured at fair value. In addition, under ASC 815, an embedded derivative instrument must be separated from the host contract and accounted for separately as a derivative instrument if certain specific criteria are met. The Company evaluated the characteristics of the preferred shares and concluded that the embedded conversion feature should be bifurcated from the host instrument and accounted for as a freestanding derivative. The purchase price paid was allocated first to the warrants and the embedded conversion feature based on their respective fair values while the residual was allocated to the preferred shares. Subsequent changes in the fair value of the warrants and the embedded conversion feature are recognized in the income statement. The preferred shares (i.e. host contract) are stated at cost.

Therefore, the US GAAP adjustment for an amount of Ps. 8.0 million includes: (i) the reversal of the changes in fair values of the preferred shares (i.e. host contract) recognized under Argentine GAAP, while it is stated at cost under US GAAP; and (ii) the recognition of the changes in the fair value of the embedded conversion feature under US GAAP, which was not bifurcated under Argentine GAAP.

II.             Additional disclosure requirements

(a)	Balance sheet classification differences

Under Argentine GAAP, assets and liabilities are classified as current or non-current depending on their respective settlement dates. Under US GAAP, balance sheets of real estate companies generally do not present a classified balance sheet.

In addition, under Argentine GAAP the Company has classified the net deferred tax liability as of June 30, 2012 amounting to Ps. 358.2 million and the net deferred tax liability as of June 30, 2011 amounting to Ps. 458.2 million, as follows: Ps. 30.1 million and Ps. 18.7 million as of June 30, 2012 and 2011, respectively, as non-current other receivables and prepaid expenses; and Ps. 388.3 million and Ps. 476.9 million as of June 30, 2012 and 2011, respectively, as non-current taxes payable. Under US GAAP, the classification of deferred taxes is determined by the classification of the asset or liability for financial reporting to which the temporary difference is related. A temporary difference is related to an asset or liability if reduction of the asset or liability causes the temporary difference to reverse. For deferred tax balances not related to an asset or liability for financial reporting (e.g. tax loss carryforwards), the classification is based on the expected realization date. As of June 30, 2012 and 2011, Ps. 29.6 million and Ps. 28.0 million, respectively, would have been classified as current assets, and Ps. 224.3 million and Ps. 161 million, respectively, would have been classified as non-current assets. As June 30, 2012 and 2011 Ps. 8.8 million and Ps. 6.0 million, respectively, would have been classified as current liabilities and Ps. 603.3 million and Ps. 641.6 million, respectively, would have been classified as non-current liabilities.

Furthermore, under Argentine GAAP, deferred debt costs are shown as a deduction of the corresponding liability. Under US GAAP, issue costs should be reported as deferred charges of Ps. 15,530 and Ps. 14,076 for the years ended June 30, 2012 and 2011, respectively.

As these differences have no effect on net income or on shareholders equity, no reconciling items are presented for US GAAP measurement purposes.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

Under Argentine GAAP, pass-through expenses, such as these reimbursable costs, are accounted for on a net basis and, as such, excluded from revenues and expenses in the Consolidated Financial Statements. However, Note 27.f shows the total amount of expenses passed through to tenants by expense category with the corresponding offsetting amount therefore having no impact in the consolidated costs of the Company. No amount is shown as revenues.

Under US GAAP, the Company accounts for pass-through revenue and expenses as a component of revenue and as a component of operating expenses in the statement of income. These costs, which are pass-through expenses to tenants included in both revenues and expenses were Ps. 503.1, Ps. 379 and Ps. 253.9 million for the years ended June 30, 2012, 2011 and 2010, respectively. As these expenses are fully reimbursed, without mark-up, by the tenants, there is no impact on operating income, net income, EPS, cash flows or the balance sheet.

Should the US guidance be applied to the Argentine GAAP income statement, net revenues under Argentine GAAP would have been Ps. 2,070.4 million, Ps. 1,820.9 million and Ps. 1,577.2 million for the years ended June 30, 2012, 2011 and 2010, respectively.

Operating income

Under US GAAP, certain income and expense items included in the Argentine GAAP financial statements of the Company within “Other expenses, net” would have been included in the determination of operating income. In addition, under Argentine GAAP, the recovery of certain allowances and provisions has been included within “Other expenses, net”. Under US GAAP, such items would have been classified as a reversal to the amounts in the line items which were originally recorded. Should certain other expenses, financial results and the recovery of allowances and provisions be reclassified into/out of operating income, as applicable, operating income under Argentine GAAP would have been Ps. 747 million, Ps. 599.4 million and Ps. 539.6 million for the years ended June 30, 2012, 2011 and 2010, respectively.

 (c)       Maturities of long-term debt

Aggregate annual maturities during the next years (excluding current portion of Ps. 575,687 and capitalized costs of issuance of debt of Ps. 10,145 - See Note 26.II.(a)), as of June 30, 2012, are as follows:

2014	187,324
2015	2,357
2016	3,069
Thereafter	1,883,221
2,075,971

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(d)       Operating leases

This note discloses operating leases information of the Company and its controlled and jointly controlled subsidiaries:

- Operating lease information:

•	Leases and services from office and other buildings

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to five years, with most leases having terms of no more than 5 years. Tenants are charged a base rent on a monthly basis. Contingent rentals of Ps. 0.3 million, Ps. 0.1 million and Ps. 0.01 million were recorded for the years ended June 30, 2012, 2011 and 2010, respecively.

•	Leases and services from shopping center operations

The Company enters into cancelable commercial leases with its tenants for terms ranging from three to ten years, with most leases having terms of no more than five years. Tenants are generally charged a rent, which consists of the higher of (i) the base rent and (ii) the percentage rent (which generally ranges between 4% and 10% of the tenants sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 7% and 12% each year during the term of the lease. Included in lease revenues for the years ended June 30, 2012, 2011 and 2010 were contingent rentals of Ps. 214.0 million, Ps 158.5  million and Ps. 95.6 million, respectively. Even though the leases are cancelable by law, the Company considered them to be non-cancelable for these purposes. See Note 26.I. (u.2) for more information as to how the Company considered this definition.

Minimum future rentals on non-cancelable leases from office and other buildings and shopping centers for each of the next five fiscal years (and beyond) as of June 30, 2012 are as follows:

2013	427,161
2014	341,392
2015	203,421
2016	87,774
2017	95,274
Thereafter	57,455
	1,212,477	(1)

(1) Include leases agreements in US$ at the exchange rate quoted by Banco Nación Argentina as of June 30, 2012 which was 4.527.

(e)       Disclosure of related parties transactions

Pursuant to ASC No. 850 “Related Party Disclosures” (ASC No. 850), the Company provides the following additional disclosures of transactions with related parties. This section should be read in conjunction with Note 11 to the consolidated financial statements:

- Acquisitions: During the fiscal year ended June 30, 2012, 2011 and 2010, Cresud acquired additional shares of the Company.  Consequently, Cresud  equity interest in the Company amounts approximately to 64.20% as of June 30, 2012. Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders (See Note 25.8).

During fiscal year 2010, the Company acquired APSA's notes (Nominal Value Ps. 154 million and due 2012) for a nominal value of Ps. 46.5 million, at an average Ps. 0.61 quoted price. The amount paid amounted to US$ 8.2 million. This transaction generated Ps. 18,363 income (gain recognized on extinguishment of subsidiary debt). As of June 30, 2012 Series II is completely cancelled.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

During fiscal year 2012, the Company maintained its 29.77% equity interest in BHSA.

On January 13, 2011, APSA purchased 18,400,000 registered, non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Metroshop’s common capital stock. As of June 30, 2011 APSA has 100% of Apsamedia´s common capital stock.

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Metroshop’s shares by the Company,Apsamedia transferred the following assets to Tarshop:

i.
Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Apsamedia S.A.’s own portfolio and those assigned to Fideicomiso Financiero Apsamedia S.A. Serie XV).

ii.	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii.	All credit card customers or accounts and consumer loans.

iv.	Lease agreements on certain branches and their personal property.

v.	Labor agreements for payroll personnel.

On May 22, 2012, the APSA’s Board of Directors announced the acquisition of a plot of land of 115 hectares in Lujan, Province of Buenos, which was owned by Cresud S.A.C.I.F. y A for an amount of US$ 8.96 million, which has been fully paid as of the financial statements date.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

- Donations: For the years ended June 30, 2012, 2011 and 2010, the Company made donations to two not-for-profit organizations, namely Fundación IRSA and Museo de los Niños, amounting Ps. 4.0 million, Ps. 2.6  million and Ps. 3.1 million, respectively. A director and shareholder of the Company is the President of these organizations.

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

The Company recognized net (loss) gains of Ps. (12.3) million, Ps. (4.2) million and Ps. 3.2 million for the years ended June 30, 2012, 2011 and 2010 respectively. During September and October 2012, the Company made an additional investment of US$ 25 million in Dolphin Fund Plc.

- Corporate services: IRSA shares corporate services (including but not limited to finance, human resources, procurement, internal audit, systems, administration, etc.) with APSA and Cresud under an Exchange of Operating
Services Agreement entered into by all three companies in June 2004 which was subsequently amended on August 23, 2007, August 14, 2008, November 27, 2009 and July 11, 2011. IRSA pays a monthly fee, primarily through the provision of services to the other parties.

- Legal services: During the years ended June 30, 2012, 2011 and 2010, the Company paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps. 7.0 million, Ps. 6.0 million and Ps. 5.0 million, respectively, for legal services. Certain directors or alternative directors of the Company are partners of the law firm and an alternate director of the Company is off counsel of the law firm.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and the relevant market information. Quoted market prices are used when available. In other cases, fair values are based on estimates using other valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, and estimates of future cash flows, future expected loss experience, and other factors

Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

The following table summarizes the fair values of the assets and liabilities measured at fair value on recurring basis as of June 30, 2012 and June 2011:

	June 30, 2012
	Level 1	Level 2	Level 3	Total
ASSETS
Cash and banks	257,451	- -	- -	257,451
Other current Investments, net (i)	114,406	- -	- -	114,406
Other non-current investment, net (ii)	432,771	- -	- -	432,771
Other Investment, net (iii)	- -	65,131	70,540	135,671
Total	804,628	65,131	70,540	940,299

	June 30, 2011
	Level 1	Level 2	Level 3	Total
ASSETS
Cash and banks	168,170	- -	- -	168,170
Other current Investments, net (i)	203,147	- -	- -	203,147
Other non-current investment, net (ii)	355,893	- -	- -	355,893
Other Investment, net (iii)	68,636	- -	- -	68,636
Total	795,846	- -	- -	795,846

(i)	Includes mutual funds, mortgage bonds issued by Banco Hipotecario S.A., shares from public companies and government bonds.
(ii)	Corresponds to investment in equity securities in Hersha.
(iii)	As of June 30, 2012 and 2011 corresponds to investment in equity securities in TGLT. As of June 30, 2012 it also includes Supertel Hospitality Inc.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(f)       Disclosure about fair value of financial instruments (continued)

There were no liabilities measured at fair value on a recurring basis as of June 30, 2012.

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

Conversion features of preferred shares and warrants of Supertel:
The fair value of the preferred shares’ conversion feature of Supertel was determined using a “Convertible Bond Valuation” model based on a Binomial Tree. This pricing model traces the evolution of the underlying variables in discrete-time considering the possible exercise of the conversion option of the shares at each step. The  fair value of the warrants was determined using a “Bloomberg option” valuation model based on Black & Scholes formula which is a widely used option valuation methodology. The following summarizes the fair value  at June 30, 2012:

June 30, 2012 Ps. (*)
Description
Preferred shares embedded derivative	48,009
Warrants derivative	22,531
70,540

(*) The preferred shares embedded derivative and the warrant derivative were initially recorded on the date of acquisition at their fair value of Ps. 52.7 million and Ps. 22.4 million , respectively.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(f)       Disclosure about fair value of financial instruments (continued)

Long-term debt:  Includes current portion of the non-current item. As of June 30, 2012 and 2011, except for the Company and APSA´s Convertible and Non-Convertible Notes, as discussed below, the carrying amounts of long-term debt reported in the consolidated balance sheets approximate their fair value.

The fair value of APSA Convertible and Non-Convertible Notes was Ps. 406.2 million and Ps 452.2 million as of June 30, 2012 and 2011, respectively. Such fair value was determined based on the market price of the shares assuming full conversion of the notes at year-end.

The fair value of IRSA Notes, except for Class III and IV Notes, was Ps. 1,118.8 million and Ps. 1,344.1 million as of June 30, 2012 and 2011, respectively and was determined based on quoted market prices of the notes (see Note 10).

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

The following table summarizes the gains and losses on derivative financial instruments reported in the Consolidated Statement of Income for the year ended June 30, 2012 and 2011:

Derivatives not designated as hedging instruments under statement 133	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Years ended June 30,
		2012	2011
Foreign exchange contracts	Financial results, net (Note 8)	(2,001)	2,395
		Ps. (2,001))	Ps. 2,3955

The derivatives entered into by the Company do not contain credit risk related contingent features.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(g)        Additional disclosures about derivative financial instruments (continued)

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

The Company’s accounts receivable are primarily derived from leases and services from the Company’s shopping center and office buildings customers and origination of consumer loans and credit card receivables. The Company is not dependent on any single customer. Accounts receivable derived from leases and services are related to the Company's shopping center and office buildings operations. The Company has not experienced any significant losses resulting from non-performance of any counterpart to the lease contracts.

Consumer loan and credit card receivables arise primarily under open-end revolving credit accounts used to finance purchases of goods and services offered by the Company’s shopping centers, hypermarkets and street stores, and financing and lending activities through the Company’s subsidiary Apsamedia S.A.

As of June 30, 2012, Apsamedia has sold receivables for an amount of about Ps. 39.1 million which where all allowed for.

As of June 30, 2011, Apsamedia has sold receivables aggregating Ps. 36.2 million through securitization programs outstanding for which the company´s credit risk exposure is contractually limited to the subordinated retained interest held by the company representing Ps. 8.2 million and Ps. 0.2 million escrow reserves for losses.

b)	Disclosure about credit quality of financing receivables and allowance for credit losses

Financing receivables of the Company are mainly comprised of receivables from the sale of properties (i.e. real estate) and consumer financing receivables (including consumer loans and credit card transactions).

Receivables from the sale of properties

As of June 30, 2012, receivables from the sale of properties represented 0.9% of total assets. Following is a table which includes an aging analysis of past due receivables from the sale of properties by class as of June 30, 2012:

	1-30 days past due	30-60 days past due	60-180 days past due	180-365 days past due	365+ days past due	Total past due	Current	Total
June 30, 2012:
Real estate:
Real estate – residential	4,122	40	51	7	35	4,255	40,916	45,171
Real estate – offices	- -	- -	- -	- -	- -	- -	14,807	14,807

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(h)       Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses (continued)

For this segment, the Company collectively evaluates for impairment smaller-balance homogeneous loans, based on grouping its portfolio in loans with similar characteristic, taking into account asset type, collateral type, past-due status and other relevant factors. The Company applies allowance factors, which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, the Company considers the following: (i) delinquencies and overall risk ratings, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers’ management, (vi) national and local economic trends, (vii) concentrations of credit by individual credit size and by class of loans, (viii) quality of loan review system, and (ix) the effect of external factors (e.g., competition and regulatory requirements). As of June 30, 2012 all of these receivables are secured by mortgages.

The credit quality of these financing receivables is assessed by reference to historical information about counterparty default rates, as detailed in the table below:

	Real estate – Residential	Real estate – Offices	Total
June 30, 2012:
Group 1	40,435	14,807	55,242
Group 2	748	- -	748
Group 3	3,988	- -	3,988

▪	Group 1 - new customers (less than 3 years) with no defaults in the past.

▪	Group 2 - existing customers (more than 3 years) with no defaults in the past.

▪	Group 3 - existing customers (more than 3 years) with some defaults in the past.

Consumer financing receivables

Financing receivables of the Company are mainly comprised of consumer financing receivables (including consumer loans and credit card transactions). As of June 30, 2012 and  2011, consumer financing receivables represented 0.2%  and 1.2% of total assets, respectively. Following is a table which includes an aging analysis of past due consumer financing receivables by class as of June 30, 2012 and 2011:

	To mature	1-30 days past due	30-60 days past due	60-180 days past due	180-365 days past due	365+ days past due	Total past due
June 30, 2012:
Consumer:
Consumer – credit card	2,580	181	85	261	1,178	8,108	9,813
Consumer – loans	192	38	10	35	168	3,156	3,407

	To mature	1-30 days past due	30-60 days past due	60-180 days past due	180-365 days past due	365+ days past due	Total past due
June 30, 2011:
Consumer:
Consumer – credit card	3,759	216	382	530	520	13,111	14,759
Consumer – loans	9,465	546	691	1,463	2,547	42,220	47,467

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(h)       Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses (continued)

For its consumer financing segment, the Company has developed and documented a systematic methodology to determine its provision for loan losses, based on grouping its portfolio in loans with similar characteristic, taking into account asset type, collateral type, past-due status and other relevant factors. The Company applies allowance factors, which in the judgment of management represent the expected losses over the life of the loans. In determining those factors, the Company considers the following: (i) delinquencies and overall risk ratings, (ii) loss history, (iii) trends in volume and terms of loans, (iv) effects of changes in lending policy, (v) the experience and depth of the borrowers’ management, (vi) national and local economic trends, (vii) concentrations of credit by individual credit size and by class of loans, (viii) quality of loan review system, and (ix) the effect of external factors (e.g., competition and regulatory requirements). As of June 30, 2012 and 2011, the Company provided for losses with respect to consumer financing receivables for an amount of Ps. 13.7 million and Ps. 59.9 million, respectively.

The following table present performing and nonperforming consumer financing receivables based on payment activity for the year ended June 30, 2012 and 2011. Payment activity is reviewed by management on a monthly basis to determine how loans are performing. Loans are considered to be nonperforming when delinquent days is greater than 30 days.

	Consumer – credit card	Consumer - loans	Total
June 30, 2012:
Performing	2,097	433	2,530
Non-performing	10,296	3,166	13,462

	Consumer – credit card	Consumer - loans	Total
June 30, 2011:
Performing	7,376	11,665	19,041
Non-performing	11,142	45,267	56,409

Other financing receivables

As of June 30, 2012 and 2011, the Company holds outstanding loans granted to related parties (mainly Cresud and Tarshop) for an aggregate amount of Ps. 35.0 million and 42.7 million, respectively. These loans are denominated in Argentine pesos and accrue interest at fixed interest rates ranging from 4% to 14%. The Company measures impairment for these receivables on an individual basis, considering the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral. As of June 30, 2012 and 2011, none of these receivables were past due nor impaired.

Allowance for credit losses

As of June 30, 2012 and 2011 the Company has estimated an allowance for credit losses. This estimation has been made taking into account those credits which are past due for more than 180 days, which were cancelled with bounced checks, credits which are under legal claim and expired documents. There have been no changes in the way that the Company estimates its allowance for credit losses from prior years.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(h)       Disclosures about credit risk and credit quality of financing receivables and allowance for credit losses (continued)

The following table presents the activity in the allowance for credit losses for fiscal years ended June 30, 2012 and June 30, 2011:

Allowance for credit losses:	Consumer financing	Hotels	Sale of properties, leases and services	Total
June 30, 2012:
Beginning balance	59,891	571	55,054	115,516
Write-down	(i) (45,632)	(159)	(10,796)	(56,587)
Recoveries	(3,956)	(13)	(4,621)	(8,590)
Provision	3,413	785	11,356	15,554
Ending balance	13,716	1,184	50,993	65,893

(i)	Includes Ps. 39.1 million related to the allowance of the credit sold by Apsamedia.

(i)       Recently issued accounting pronouncements

For the years ended June 30, 2012, 2011 and 2010, several accounting standards were effective for the Company. The Company provides below a description of those standards which are relevant to the Company´s business only and the impact of their adoption if any.

As described in Note 24, the company will adopt IFRS as issued by the IASB for its next fiscal year ended June 30, 2013. Accordingly, the Company will discontinue the reconciliation to US GAAP.

Recently Issued Accounting Standards

Financial Accounting Standard No. 141 (Revised 2007), "Business Combinations" ("FAS No. 141(R)") or Accounting Standards Codification ("ASC") 805, "Business Combinations"

The Company adopted FAS No. 141(R), or ASC 805, on July 1, 2009, the first day of the 2010 fiscal year. This topic significantly changed the accounting for business combinations. Under this topic, an acquiring entity is required to recognize all the assets acquired and all the liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. Transaction costs are no longer included in the measurement of the business acquired. Instead, these costs are expensed as they are incurred. This topic also includes a substantial number of new disclosure requirements. It applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which for the Company was the beginning of the 2010 fiscal year. The adoption of this topic did have a material impact on the consolidated financial statements. See Notes 26.I.g. and 26.I.h. for details.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

Accounting Standards Update No. 2010-06 "Improving Disclosures about Fair Value Measurements" (Topic 820) ("ASU No. 2010-6")

In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements”. ASU No. 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements are presented separately. ASU 2010-06 was effective for the Company on July 1, 2010, the first day of the 2011 fiscal year. The adoption of this topic did have a material impact on the consolidated financial statements since the Company does not have Level 2 or Level 3 fair value measurements. See Notes 26.II.f. for details.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

Accounting Standards Update No. 2010-29 "Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force)” ("ASU No. 2010-29")

In December 2010, the FASB issued ASU No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force). The amendments in this Update affect any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The Company adopted the amendments of this Update for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU 2010-29 did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2011-02 “Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (“ASU No. 2011-02”)

In April 2011, the FASB issued ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The amendments in this Update apply to all creditors, both public and nonpublic, that restructure receivables that fall within the scope of Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors. The Company adopted the amendments of this Update on July 1, 2011, the first day of the 2012 fiscal year. The adoption of ASU 2011-02 did not have a material impact on the consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)
26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(i)             Recently issued accounting pronouncements (continued)

Accounting Standards Update No. 2011-08 “Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment” (“ASU No. 2011-08”)

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. Under the amendments in this Update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit, as described in paragraph 350-20-35-4. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any, as described in paragraph 350-20-35-9. Under the amendments in this Update, an entity has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. The Company adopted the amendments of this Update on July 1, 2011, the  first day of the 2012 fiscal year. The adoption of this ASU did not have a material impact on the consolidated financial statements.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(i)             Recently issued accounting pronouncements (continued)

Accounting Standards Update No. 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (“ASU No. 2011-05”)

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under the amendments to Topic 220, Comprehensive Income, in this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented (this last requirement was deferred by the FASB on November 8,2011). The amendments in this Update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments do not change the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects, with one amount shown for the aggregate income tax expense or benefit related to the total of other comprehensive income items. In both cases, the tax effect for each component must be disclosed in the notes to the financial statements or presented in the statement in which other comprehensive income is presented. The amendments do not affect how earnings per share is calculated or presented. The amendments in this Update should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2011-10 “Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)” (“ASU No. 2011-10”)

In December 2011, the FASB issued ASU No. 2011-10, Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force). Under the amendments in this Update, when a parent (reporting entity) ceases to have a controlling financial interest (as described in Subtopic 810-10) in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity should apply the guidance in Subtopic 360-20 to determine whether it should derecognize the in substance real estate. Generally, a reporting entity would not satisfy the requirements to derecognize the in substance real estate before the legal transfer of the real estate to the lender and the extinguishment of the related nonrecourse indebtedness. That is, even if the reporting entity ceases to have a controlling financial interest

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(i)       Recently issued accounting pronouncements (continued)

under Subtopic 810-10, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. For nonpublic entities, the amendments are effective for fiscal years ending after December 15, 2013, and interim and annual periods thereafter. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2011-11 “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities” (“ASU No. 2011-11”)

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offseting Assets and Liabilities. The amendments in this Update require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU No. 2011-12”)

 In December 2011, the FASB issued ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. In order to defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in this Update supersede certain pending paragraphs in Update 2011-05. The amendments are being made to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05. The amendments in this Update are effective at the same time as the amendments in Update 2011-05 so that entities will not be required to comply with the presentation requirements in Update 2011-05 that this Update is deferring. For this reason, the transition guidance in paragraph 220-10-65-2 is consistent with that for Update 2011-05. The amendments in this Update are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this ASU did not have a material impact on the consolidated financial statements.

Accounting Standards Update No. 2012-02 “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU No. 2012-02”)

In July 2012, the FASB issued ASU No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. In accordance with the amendments in this Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this ASU did not have a material impact on the consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

These changes are especially relevant to companies that are significant users of real estate like us. A standard in final form is expected in mid 2011, and could require adoption as early as 2012. We currently act as lessors of office space, store space in shopping centers and other properties as part of our principal business. We may also act as lessee to a lesser extent. The adoption of the above-mentioned standard as currently drafted upon transition to IFRS in June 30, 2013 may have a significant impact on our operating results, financial ratios, and potentially our debt covenants. We are currently in the process of analyzing the potential impact of the issuance of this proposed standard as part of our efforts towards the implementation of IFRS. There can be no assurance as to the date of final completion of the standard or whether the final standard will be substantially equivalent to the current draft form.

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

As of the year ended June 30, 2012, 2011 and  2010 the Company does not have any convertible instruments and/or warrants outstanding. Thereafter, the shares issued will be included in the weighted average calculation of shares outstanding used for both basic and diluted EPS.

The following tables set forth the computation of basic and diluted net income per common share under ASC No. 260 for all periods presented:

	Year ended June 30,
	2012	2011	2010
Numerator:
Net income attributable to IRSA	122,623	400,195	382,853

Denominator:
Weighted-average number of shares outstanding	578,676	578,676	578,676

Earnings per share under US GAAP:
Basic net income per common share	0.21	0.69	0.66
Diluted net income per common share	0.21	0.69	0.66

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(k)	Risks and uncertainties

The Company is subject to certain business risks arising in connection with its operations which include, among others:

Risks associated with Argentine operations: A substantial part of the Company’s operations and properties are located in Argentina. As a result, the Company´s financial condition and results of operations depends on a significant extent on macroeconomic and political conditions prevailing in Argentina.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

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

(l)       Summarized financial information of unconsolidated equity investees

Pursuant to Rule 3-09 of Regulation S-X, as of June 30, 2012 the Company´s significant equity investees are Banco Hipotecario S.A. and New Lipstick LLC. Under Argentine GAAP, the Company’s gain on equity investees for the years ended June 30, 2012, 2011 and 2010  were Ps. 116.8 million, Ps. 138.4 million, and Ps. 160.4 million, respectively. Under Argentine GAAP, the Company’s share of the net assets of equity investees as of June 30, 2012 and 2011 were Ps. 1,339.4 million  and Ps. 1,208.0 million, respectively.

The table below shows summarized financial information of the Company´s significant equity investees on a 100% basis:

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(l)       Summarized financial information of unconsolidated equity investees (continued)

Banco Hipotecario S.A.

	As of and for the year ended June 30, (*)
	2012	2011

Current assets	(i)	(i)
Non-current assets	(i)	(i)
Total assets	15,337,472	12,102,801

Current liabilities	(i)	(i)
Non-current liabilities	(i)	(i)
Total liabilities	11,906,643	8,968,430

Minority interest	61,635	66,274
Shareholders’ equity	3,369,194	3,068,097

	For the year ended June 30, (*)
	2012	2011	2010
Revenues (ii)	3,245,858	2,438,050	1,811,305
Gross profit (iii)	1,628,885	1,179,049	788,116
Net income	301,097	218,417	198,929

(i)	Balance sheets of banking entities are unclassified.
(ii)	Includes financial income, income from services and miscellaneous income.
(iii)	Includes administrative expenses and income defore income taxes and non-controlling interest.
(*)     Financial information prepared in accordance with the rules of Banco Central de la República Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(l)       Summarized financial information of unconsolidated equity investees (continued)

New Lipstick (*)

	As of June 30,
	2012	2011
Total assets	906,319	843,894

Total liabilities	997,294	793,518

Shareholders´ equity (deficit)	(90,975)	50,376

	For the year ended June 30,
	2012	2011
Revenues	201,207	94,518
Net loss	(147,955)	(70,244)

(*) Financial information prepared under US GAAP. As explained in Note 26 I (a), New Lipstick has applied fresh start accounting since December 2010.

(m)	Severance indemnities

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

Under ASC No. 230, the total amounts of cash and cash equivalents at the beginning and end of a period shown in the statement of cash flows are required to be the same amounts as similarly titled items shown on the face of the balance sheet as of the respective dates. Note 17 to the primary financial statements shows this reconciliation for cash and cash equivalents under Argentine GAAP. However, certain differences may exist between cash and cash equivalents under Argentine GAAP and US GAAP. As described in Note 3.b., under Argentine GAAP, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. In particular, investments in mutual funds are considered to be cash equivalents by reference to the frequency with which liquidity is available according to Argentine GAAP practice and guidance. Under US GAAP, the original maturity is determined by reference to the stated term of the underlying securities or the timeframe for exercising any put features to the issuer and not by reference to the frequency with which liquidity may be available through an auction, a put feature to a third party, or otherwise. Therefore, for US GAAP purposes, certain mutual funds were not considered to be cash equivalents. In addition, under Argentine GAAP, the Company consolidated on a pro rata basis the accounts of CYRSA, Quality invest, Nuevo Puerto Santa Fe, Contreras Natal Crespo, Liveck, Baicom Networks and Puerto Retiro. Under US GAAP, proportionate consolidation is not appropriate since the Company did not exercise control over these investments. As a result, additional differences exist between the amounts of cash and cash equivalents reported in the primary statements of cash flows under Argentine GAAP than they would be reported under US GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(n)       Statements of cash flows classification differences (continued)

The following table reconciles the amounts of cash and cash equivalents under Argentine GAAP with the amounts of cash and cash equivalents under US GAAP

	For the year ended June 30,
	2012	2011	2010
Cash and cash equivalents as shown in the statements of cash flows under Argentine GAAP (Note 17)	283,140	312,274	151,354
Less: Mutual funds not considered cash equivalents under US GAAP	- -	- -	(23,780)
Deconsolidation of pro-rata investments under US GAAP	(23,969)	(11,718)	(10,384)
Total cash and cash equivalents under US GAAP	259,171	300,556	117,190

Under Argentine GAAP, the effects of exchange rates changes on cash and cash equivalents are not disclosed separately by presenting a fourth category as it is required by ASC No. 230. The effect of exchange rate changes on cash and cash equivalents for the fiscal years ended June 30, 2012, 2011 and 2010 were Ps. 19,798, Ps. 3,416 and Ps. 2,340, respectively.

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

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(n)       Statements of cash flows classification differences (continued)

	For the year ended June 30,
	2012	2011	2010
Net cash provided by operating activities.	858,390	499,459	294,062
Net cash used in investing activities	(387,365)	(294,015)	(526,705)
Net cash (used in) provided by financing activities	(512,794)	(18,662)	179,874
Effect of exchange rate changes on cash and cash equivalents	5,361	(3,416)	(2,340)
Net (decrease) increase in cash and cash equivalents	(36,408)	183,366	(55,109)

(o)	Comprehensive income

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

	Year ended June 30, 2012
	IRSA	Non-controlling interest	Total
Net income under US GAAP	122,623	10,587	133,210
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale-securities, Hersha Hospitality Trust (i)	(4,564)	- -	(4,564)
Net change in unrealized holding loss on available-for-sale-securities, other (ii)	(1,673)	(79)	(1,752)
Impact of US GAAP adjustments on joint ventures (Note 26.I.(a.a))	(284)	- -	(284)
Net change in unrealized holding gain on available-for-sale-securities of equity investees	(2,252)	- -	(2,252)
Comprehensive income	113,850	10,508	124,358

(i)	Net of income taxes of Ps. 2.5 million.
(ii)	Net of income taxes of Ps. 1.1 million and Ps. (8) for IRSA and the non-controlling interest, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(o)	Comprehensive income (continued)

	Year ended June 30, 2011
	IRSA	Non-controlling interest	Total
Net income under US GAAP	400,195	56,187	456,382
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale-securities, Hersha Hospitality Trust (i)	18,000	- -	18,000
Net change in unrealized holding loss on available-for-sale-securities, other (ii)	7,905	168	8,073
Impact of US GAAP adjustments on joint ventures (Note 26.I.(a.a))	260	- -	260
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables	1,796	1,040	2,836
Net change in unrealized holding gain on available-for-sale-securities of equity investees	(83,501)	- -	(83,501)
Comprehensive income	344,655	57,395	402,050

(i)	Net of income taxes of Ps. 9,692.
(ii)	Net of income taxes of Ps. 4,338 and Ps. (306) for IRSA and the non-controlling interest, respectively.

	Year ended June 30, 2010
	IRSA	Non-controlling interest	Total
Net income under US GAAP	382,853	83,304	466,157
Other comprehensive income:
Net change in unrealized holding gain on available-for-sale-securities, Hersha Hospitality Trust (i)	72,439	- -	72,439
Net change in unrealized holding loss on available-for-sale-securities, other (ii)	(9,003)	111	(8,892)
Impact of US GAAP adjustments on joint ventures (Note 26.I.(a.a))	(47)	- -	(47)
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables (iii)	939	543	1,482
Net change in unrealized holding gain on available-for-sale-securities of equity investees	188,336	- -	188,336
Comprehensive income	635,517	83,958	719,475

(i)	Net of income taxes of Ps. 39,005.
(ii)	Net of income taxes of Ps. 4,878 and Ps. (65) for IRSA and the non-controlling interest, respectively.
(iii)	Net of income taxes of Ps. 798 for the non-controlling interest.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(o)	Comprehensive income (continued)

Accumulated non-owner changes in equity (accumulated other comprehensive income) for the years ended June 30, 2012, 2011 and 2010 were as follows:

	Year ended June 30, 2012
	IRSA	Non-controlling interest	Total
Net change in unrealized holding gain on available-for-sale securities-Hersha Hospitaly Trust	85,875	- -	85,875
Net change in unrealized holding gain on available-for-sale securities-other	6,613	267	6,880
Impact of US GAAP adjustments on joint ventures	(71)	- -	(71)
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables	(2,002)	6,013	4,011
Change in other comprehensive income of equity investees	47,885	- -	47,885
Accumulated other comprehensive (loss) income	138,300	6,280	144,580

	Year ended June 30, 2011
	IRSA	Non-controlling interest	Total
Net change in unrealized holding gain on available-for-sale securities-Hersha Hospitaly Trust	90,439	- -	90,439
Net change in unrealized holding gain on available-for-sale securities-other	8,286	346	8,632
Impact of US GAAP adjustments on joint ventures	213	- -	213
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables	(2,002)	6,013	4,011
Change in other comprehensive income of equity investees	50,137	- -	50,137
Accumulated other comprehensive (loss) income	147,073	6,359	153,432

	Year ended June 30, 2010
	IRSA	Non-controlling interest	Total
Net change in unrealized holding gain on available-for-sale securities-Hersha Hospitaly Trust	72,439	- -	72,439
Net change in unrealized holding gain on available-for-sale securities-other.	381	178	559
Impact of US GAAP adjustments on joint ventures	(47)	- -	(47)
Net change in unrealized holding gain on retained interest in transferred mortgage and credit card receivables	(3,798)	4,973	1,175
Change in other comprehensive income of equity investees	133,638	- -	133,638
Accumulated other comprehensive (loss) income	202,613	5,151	207,764

 (p) Pro-rata consolidation of jointly controlled companies

Under Argentine GAAP the Company consolidates the accounts of jointly controlled companies on a pro-rata basis. Under US GAAP consolidation is not appropriate since the Company does not exercise control over these subsidiaries.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(p) Pro-rata consolidation of jointly controlled companies (continued)

Presented below is the consolidated condensed information of the Company as of June 30, 2012 and 2011 considering these companies as an equity investees:

	As of and for the year ended June 30, 2012
	As reported	Eliminations of CYRSA S.A., Canteras Natal Crespo S.A., Baicom Networks S.A., Puerto Retiro S.A., Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. accounts	Inclusion of CYRSA S.A., Canteras Natal Crespo S.A., Baicom Networks S.A., Puerto Retiro S.A., Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. as an equity investee	As adjusted
Current assets	963,050	(178,718)	- -	784,332
Non-current assets	5,637,515	(147,968)	195,433	5,684,980
Total assets	6,600,565	(326,686)	195,433	6,469,312

Current liabilities	1,280,467	(100,120)	- -	1,180,347
Non-current liabilities	2,621,890	(31,133)	- -	2,590,757
Total liabilities	3,902,357	(131,253)	- -	3,771,104

Minority interest	362,929	- -	- -	362,929
Shareholders’ equity	2,335,279	(195,433)	195,433	2,335,279

Revenues	1,567,251	(136,392)	- -	1,430,859
Gross profit	1,016,920	(13,341)	- -	1,003,579
Net income	280,081	7,194	(7,194)	280,081

Net cash provided by operating activities	878,600	(40,093)	- -	838,507
Net cash used in investing activities	(402,324)	6,126	- -	(396,198)
Net cash provided by financing activities	(505,410)	20,858	- -	(484,552)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

I.	Additional disclosure requirements (continued)

(p)	Pro-rata consolidation of jointly controlled companies (continued)

	As of and for the year ended June 30, 2011
	As reported	Eliminations of CYRSA S.A., Canteras Natal Crespo S.A., Baicom Networks S.A., Apsamedia S.A., Puerto Retiro S.A., Liveck and Quality Invest S.A. accounts	Inclusion of CYRSA S.A., Canteras Natal Crespo S.A., Baicom Networks S.A., Apsamedia S.A., Puerto Retiro S.A., Liveck and Quality Invest S.A. as an equity investee	As adjusted
Current assets	1,045,180	(243,628)	- -	801,552
Non-current assets	5,258,425	(116,426)	172,394	5,314,393
Total assets	6,303,605	(360,054)	172,394	6,115,945

Current liabilities	1,305,757	(147,518)	- -	1,158,239
Non-current liabilities	2,379,229	(40,142)	- -	2,339,087
Total liabilities	3,684,986	(187,660)	- -	3,497,326

Minority interest	304,932	- -	- -	304,932
Shareholders’ equity	2,313,687	(172,394)	172,394	2,313,687

Revenues	1,441,930	(101,950)	- -	1,339,980
Gross profit	841,175	(9,190)	- -	831,985
Net income	294,785	791	(791)	294,785

Net cash provided by operating activities	571,832	31,312	- -	603,144
Net cash used in investing activities	(746,042)	(31,646)	- -	(777,688)
Net cash provided by financing activities	335,130	- -	- -	335,130

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(q)                 Investments in real estate and accumulated depreciation

The following is a summary of the Company's investments in real estate as of June 30, 2012 prepared in accordance with SEC Regulation S-X 12-28.

Description	Land	Buildings and improvement	Improvements/ additions/deductions	Total buildings and improvements	Impairment	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life of which depreciation in latest income statements is computed
Alto Palermo Park	-	622	(622)	-	-	-	-	-	June 1996	November 1997	23
Av. de Mayo 595	717	6,622	-	6,622	-	7,339	3,318	4,021	July 1992	March 1992	19
Bouchard 551	88,097	72,560	-	72,560	-	160,657	14,743	145,914	N/A	March, 2007	30
Bouchard 710	39,466	33,033	60	33,093	-	72,559	9,248	63,311		May, 2005	28
Constitución 1111	256	1,082	-	1,082	-	1,338	527	811	September 1994- March 1995	June 1994 – January 1994	18
Constitución 1159	7,966	796	-	(1,018)	(1,814)	6,948	-	6,948	N/A	June 2005	50
Costeros Dique IV	639	22,698	(19,837)	2,861	--	3,500	810	2,690	N/A	June 2001	28
Intercontinental Plaza	4,143	109,826	1,376	111,202	--	115,345	40,088	75,257	June 1996	November, 1997	24
Hotel Intercontinental	8,672	122,201	3,717	125,918	--	134,590	82,114	52,476	N/A		24
Hotel Libertador	3,027	121,096	1,260	122,356	-	125,383	87,588	37,795	October 1973-Noviembre 1990- December 1997	March 1998	16
Hotel Llao Llao	24,973	120,807	419	121,226	-	146,199	53,869	92,330	N/A	June 1997	15
Terreno Catalinas Norte	100,862	1,804	6,479	8,283	-	109,145	-	109,145	N/A	March 1999	27
Libertador 498	2,875	14,487	(2,891)	11,596	-	14,471	4,853	9,618	N/A	December 1995	22
Av. Madero 1020	70	293	-	293	-	363	187	176	N/A	December 1995	10
Maipú 1300	10,293	42,423	-	42,423	-	52,716	17,195	35,521	N/A	September 1995	23
Predio San Martín	42,022	28,158	1,001	29,159	-	71,181	1,390	69,791	June 1995	November 1993	28
Rivadavia 2768	38	296	- -	296	-	334	169	165	June 1995	November 1993	22
Santa María del Plata	12,496	14	15	29	-	12,525	4	12,521	N/A	May 2007	N/A
Soleil	16,590	55,906	9,806	65,712	-	82,302	7,828	74,474	N/A	July 2010	14

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(q)                 Investments in real estate and accumulated depreciation (continued)

Description	Land	Buildings and improvement	Improvements/ additions/ deductions	Total buildings and improvements	Impairment	Total	Accumulated depreciation	Net carrying value as of June 30	Date of construction	Date acquired	Life on which depreciation in latest income statements is computed
Sarmiento 517	--	485	(485)	--	--	--	--	--	March 1995	December 1994- August 1994- July 1994	19
Suipacha 652	2,547	14,463	--	14,463	--	17,010	6,978	10,032	April-June 1994	November 1991	22
Della Paolera 265	77,251	85,522	--	85,522	--	162,773	12,973	149,800	N/A	August 2007	30
Museo Renault	--	4,970	(4,970)	--	--	--	--	--	N/A	December 2007	22
Edificio República	109,066	121,691	67	121,758	--	230,824	19,972	210,852	N/A	May 2008	26
Dique IV	3,660	63,433	--	63,433	--	67,093	7,127	59,966	April 2009	N/A	27
Shopping Abasto	9,752	430,798	2,140	432,938	--	442,690	127,816	314,874	November 1998	N/A	31
Shopping Alto Palermo	8,694	595,120	1,259	596,379	--	605,073	351,238	253,835	October 1990	November 1997-March 1998	26
Shopping Alto Avellaneda	18,089	299,314	3,612	302,926	--	321,015	165,802	155,213	October 1995	November 1997- December 1997	19
Shopping Paseo Alcorta	11,268	190,447	2,091	192,538	--	203,806	73,089	130,717	June 1992	June 1997	25
Shopping La Ribera	--	--	21,696	21,696		21,696	2,882	18,814		August 2011	30
Shopping Alto Noa	357	68,326	366	68,692	--	69,049	30,261	38,788	September 1994	March 1995- September 1996- January 2000	22
Shopping Buenos Aires Design	--	70,388	735	71,123	--	71,123	55,198	15,925	November 1993- December 1993	November 1997	20
Shopping Patio Bullrich	8,419	219,361	4,817	224,178	--	232,597	100,555	132,042	September 1988	October 1998	23
Shopping Alto Rosario	25,686	138,216	200	138,416	--	164,102	28,750	135,352	November 2004	N/A	29
Shopping Córdoba	5,009	112,636	1,641	114,277	--	119,286	43,133	76,153	March, 1990	December, 2006	16
Mendoza Plaza Shopping	10,546	173,105	5,339	178,444	--	188,990	65,162	123,828	June 1994	December 2004	22
Neuquén Project	2,132	15,497	5,476	20,973	--	23,105	566	22,539	Under construction	September 1999	N/A
DOT Baires	110,222	424,933	4,780	429,713		539,935	60,348	479,587	May 2009	November, 2006	28
DOT building	13,346	93,862	1,642	95,504	--	108,850	4,871	103,979	August 2010	November, 2006	33
Other	1,526	10,841	(8,955)	1,886	--	3,412	1,056	2,356	N/A	N/A	N/A
Total	780,772	3,888,132	42,324	3,928,552	(1,814)	4,709,324	1,481,708	3,227,616

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(q)       Investments in real estate and accumulated depreciation (continued)

	Year ended June 30,
	2012	2011	2010
Balance, beginning of the year	4,666,422	3,792,700	3,694,969
Additions during the year:
Acquisition	21,696	70,180	100,804
Improvements	58,905	806,431	55,106
Recovery of impairment	(561)	1,025	359
Transfers from work-in-progress leasehold improvements…………….		- -	- -
	4,746,462	4,670,336	3,851,238

Deductions during the year:
Sales	(37,138)	(3,914)	(58,538)
	(37,138)	(3,914)	(58,538)
Balance, end of the year	4,709,324	4,666,422	3,792,700

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(r)	Mortgage receivable on real estate

The following is a summary of the Company’s mortgage receivable on real estate as of June 30, 2012 prepared in accordance with SEC S-X 12-29.

Col. A.	Col. B.	Col. C.	Col. D.	Col. E.	Col. F.	Col. G.	Col. H.
Description	Interest Rate	Final maturity date	Periodic payment term	Prior liens	Face amount of mortgages	Carrying amount of mortgages	Principal amount of receivables subject to delinquent principal or interest
Customer A	14%	June-2012	Quaterly	None	29,688	12,755	None
Customer B	9%	May-2014	Annual	None	14,817	14,807	None
Customer C	10%	August 2012			3,856	- -
Customer D	12%	June 2019			1,684	1,610
Customer E	12%	June 2020			1,069	1,069
Mortgages Receivables Ps. 30 - Ps. 49	6-14-16-17%	September 2009 – January 2011 – May 2013	Monthly	None	142	106	None
Mortgages Receivables Ps. 50 - Ps. 69	12-14%	April 2014 - April 2015 - July 2014	Monthly	None	223	23	None
Mortgages Receivables Ps. 70 - Ps. 99	12-14%	June 2009 - May 2014 - April 2015	Monthly	None	220	71	None
Mortgages Receivables Ps. 120 - Ps. 139	14%	June 2014	Monthly	None	128	28	None
Mortgages Receivables Ps. 160 - Ps. 199	12%	August 2019 - September 2019 - November 2019	Monthly	None	513	506	None
Mortgages Receivables Ps. 180 - Ps. 199	6%-12%	December 2012-June 2013-April 2017-November 2019-December 2019	Monthly	None	951	749	None
Mortgages Receivables Ps. 200 - Ps. 219	6%-12%	August 2013-September 2019-October 2019-November 2019	Monthly	None	1,247	1,165	None
Mortgages Receivables Ps. 220 - Ps. 239	6%	June 2013-May 2014	Monthly	None	453	379	None
Mortgages Receivables Ps. 240 - Ps. 259	12%	August 2019	Monthly	None	244	240	None
Mortgages Receivables Ps. 260 - Ps. 279	6%	August 2013	Monthly	None	272	189	None
Mortgages Receivables Ps. 280 - Ps. 299	6%-12%	October 2012-July 2019-October 2019	Monthly	None	1,736	1,513	None
Mortgages Receivables Ps. 300 - Ps. 319	14%-12%	June 2012-September 2019-October 2019	Semiannual	None	1,873	1,677	None

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(r)	Mortgage receivable on real estate (continued)

Mortgages Receivables Ps. 320 - Ps. 329	6-10%	November 2012-February 2017	Monthly	None	2,327	2,142	None
Mortgages Receivables Ps. 360 - Ps.379	12%	November 2012-March 2019-August 2019	Monthly	None	1,101	793	None
Mortgages Receivables Ps. 380 - Ps.399	12%	August 2019- October 2019	Monthly	None	779	772	None
Mortgages Receivables Ps. 420 - Ps.439	12%	June 2019	Monthly	None	1,276	1,216	None
Mortgages Receivables Ps. 460 - Ps.379	12%	March 2019- june 2019	Monthly	None	921	868	None
Mortgages Receivables Ps. 480 - Ps.499	12%	April 2019- May 2019- June 2019	Monthly	None	1,476	1,349	None
Mortgages Receivables Ps. 560 - Ps.379	12%	April 2019	Monthly	None	1,135	1,044	None
Mortgages Receivables Ps. 580 - Ps.599	12%	April 2019	Monthly	None	598	550	None
Mortgages Receivables Ps. 620 - Ps.639	14%-12%	July 2012-April 2019	Semiannual	None	1,898	1,379	None
Mortgages Receivables Ps. 640 - Ps.659	12%	March 2019- May 2019- june 2019	Semiannual	None	2,599	2,377	None
Mortgages Receivables Ps. 660 - Ps.679	12%	June 2019	Semiannual	None	662	606	None
Mortgages Receivables Ps. 680 - Ps.699	12%	August 2019	Semiannual	None	693	665	None
Mortgages Receivables Ps. 700 - Ps.719	12%	November 2019	Semiannual	None	713	710	None
Mortgages Receivables Ps. 740 - Ps.759	12%	July 2019- October 2019	Semiannual	None	2,252	2,180	None

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26. Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(r)	Mortgage receivable on real estate (continued)

Mortgages Receivables Ps. 760 - Ps.779	12%	June 2019- August 2019- September 2019	Semiannual	None		2,296	2,189	None
Mortgages Receivables Ps. 780 - Ps.799	12%	March 2019	Semiannual	None		785	716	None
Mortgages Receivables Ps. 800 - Ps.819	12%	June 2019	Semiannual	None		808	736	None
Mortgages Receivables Ps. 840 - Ps.859	12%	April 2019	Semiannual	None		1,693	1,539	None
Mortgages Receivables Ps. 920 - Ps.939	12%	June 2019	Semiannual	None		931	852	None
Mortgages Receivables Ps. 940 - Ps.949	14%	June 2012	Monthly	None		947	408	None
					Ps.	85,006	59,978

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

26.    Differences between Argentine GAAP and US GAAP (continued)

II.             Additional disclosure requirements (continued)

(r)	Mortgage receivable on real estate (continued)

The summary of activity in mortgage receivables is as follows:

	Year ended June 30,
	2012	2011	2010
Balance, beginning of year	33,408	33,913	10,449
Additions during the year:
New mortgage loans	45,084	14,061	34,556
Deductions during the year:
Collections of principal	(18,514)	(14,566)	(11,092)
Balance, end of year	59,978	33,408	33,913

(s) Long-term incentive program

    As it is mentioned in Note 21 to the consolidated financial statements, the Company has developed a long-term share-based incentive program (the “Long-term Incentive Program”), which permits the grant of awards to management and key personnel for up to 7.5% of the employee’s annual bonus. The Company believes that such awards better align the interests of its employees with those of its shareholders. The awards generally vest based on 5 years of continuous service.
    During the year ended June 30, 2012, the Company granted Ps. 1.1 million of awards under the Long-term Incentive Program. None of these outstanding awards were vested as of June 30, 2012.
    For the year ended June 30, 2012, the Company incurred a charge of Ps. 2.6 million related to the awards granted under the Long-term Incentive Program. The weighted-average grant-date fair value of awards granted during the year ended June 30, 2012 was Ps. 0.01. The fair value of the shares has been calculated as the average of the market value of the shares over a period of 60 days.  As of June 30, 2012, there was Ps. 5.2 million of total unrecognized compensation cost related to non-vested awards granted under the Long-term Incentive Program. That cost is expected to be recognized over a weighted-average period of 4 years.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

27.           Other financial statement information

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

e.           Foreign currency assets and liabilities

f.           Other expenses

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

27.	Other financial statement information (continued)

a.	Fixed assets

		Original value				Depreciation						Net carrying value as of June 30,
							Current year
Principal account	Value as of beginning of year	Additions and Transfers	Adquisition/sale of companies	Deductions and transfers	Value as of end of year	Accumulated as of beginning of year	Increases / (decreases) and transfers	Adquisition/sale of companies	Amount (i)	Accumulated as of end of year	Impairment (ii)	2012	2011
Furniture and fixtures	43,088	1,921		30	45,039	28,942	(285)	169	4,673	33,499	Ps. --	11,540	14,146
Machinery and equipment	48,952	4,648	- -	730	54,330	45,218	(164)	55	3,300	48,409	--	5,921	3,734
Vehicles	545	- -	- -	- -	545	531	- -	- -	7	538	--	7	14
Leasehold improvements	17,975	16,813	- -	1,882	36,670	17,448	(291)	- -	559	17,716	--	18,954	527
Advances to suppliers	12,799	18,969	- -	(11,810)	19,958	- -	- -	- -	- -	- -	--	19,958	12,799
Properties:
Alto Palermo Park	622	- -	- -	(622)	- -	80	(84)	- -	4	- -	--	- -	542
Av. de Mayo 595	7,339	- -	- -	- -	7,339	3,084	- -	- -	234	3,318	--	4,021	4,255
Bouchard 551	160,657	- -	- -	- -	160,657	12,415	- -	- -	2,328	14,743	--	145,914	148,242
Bouchard 710	72,499	60	- -	- -	72,559	8,222	- -	- -	1,026	9,248	--	63,311	64,277
Constitución 1111	1,338	- -	- -	- -	1,338	484	- -	- -	43	527	--	811	854
Constitución 1159	8,762	- -	- -	- -	8,762	- -	- -	- -	- -	- -	(1,814)	6,948	6,387
Costeros Dique IV (iv)	23,337	- -	- -	(19,837)	3,500	4,814	(4,551)	- -	547	810	--	2,690	18,523
Dique IV	67,093	- -	- -	- -	67,093	4,875	- -	- -	2,252	7,127	--	59,966	62,218
Hotel Intercontinental	130,873	3,717	- -	- -	134,590	78,585	- -	- -	3,529	82,114	--	52,476	52,288
Hotel Libertador	124,123	1,260	- -	- -	125,383	83,032	- -	- -	4,556	87,588	--	37,795	41,091
Hotel Llao Llao	123,880	419	- -	--	124,299	48,673	- -	- -	5,196	53,869	--	70,430	75,207
Intercontinental Plaza	113,969	519	- -	857	115,345	35,575	--	- -	4,513	40,088	--	75,257	78,394
Bariloche plots of land	21,900	- -	- -	- -	21,900	- -	- -	- -	- -	- -		21,900	21,900
Libertador 498	17,362	- -	- -	(2,891)	14,471	5,338	(895)	- -	410	4,853	--	9,618	12,024
Av. Madero 1020	363	- -	- -	- -	363	166	- -	- -	21	187	--	176	197
Maipú 1300	52,716	- -	- -	- -	52,716	15,812	- -	- -	1,383	17,195	--	35,521	36,904
Rivadavia 2768	334	- -	- -	- -	334	143	- -	- -	26	169	--	165	191
Santa María del Plata	12,510	15	- -	--	12,525	2	--	- -	2	4	--	12,521	12,508
Sarmiento 517 (iv)	485	- -	- -	(485)	- -	109	(124)	- -	15	- -	- -	- -	244
Catalinas Norte plot of land	102,666	6,231	- -	248	109,145	- -	- -	- -	- -	- -	--	109,145	102,666
Suipacha 652	17,010	- -	- -	- -	17,010	6,526	- -	- -	452	6,978	--	10,032	10,484
Museo Renault (iv)	4,970	- -	- -	(4,970)	- -	278	(418)	- -	140	--	--	--	4,692
Edificio República	230,757	48	- -	19	230,824	15,222	- -	- -	4,750	19,972	--	210,852	215,535
Torre BankBoston	162,773	- -	- -	- -	162,773	10,275	- -	- -	2,698	12,973	--	149,800	152,498
Dot Baires Office Building	107,208	1,557	- -	85	108,850	2,065	- -	- -	2,806	4,871	--	103,979	105,143
Predio San Martin	70,180	1,001	- -	- -	71,181	186	- -	- -	1,204	1,390	--	69,791	69,994
Rights for parking spaces to be received (iii)	9,264	- -	- -	- -	9,264	- -	- -	- -	--	--	--	9,264	9,264
Shopping Centers:	- -	- -	- -	- -	- -	- -	- -	- -
Shopping Abasto	440,550	1,619	- -	521	442,690	113,019	(2)	- -	14,799	127,816	--	314,874	327,531
Shopping Alto Palermo	603,814	1,154	- -	105	605,073	322,868	- -	- -	28,370	351,238	--	253,835	280,946
Shopping Alto Avellaneda	317,403	3,553	- -	59	321,015	145,268	- -	- -	20,534	165,802	--	155,213	172,135
Shopping Paseo Alcorta	201,715	2,182	- -	(91)	203,806	67,736	- -	- -	5,353	73,089	--	130,717	133,979
Shopping Alto Noa	68,683	231	- -	135	69,049	26,870	- -	- -	3,391	30,261	--	38,788	41,813
Shopping Buenos Aires Design	70,388	691	- -	44	71,123	52,729	- -	- -	2,469	55,198	--	15,925	17,659
Shopping Patio Bullrich	227,780	1,488	- -	3,329	232,597	90,208	- -	- -	10,347	100,555	--	132,042	137,572

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

27.	Other financial statement information (continued)

a.	Fixed assets (continued)

	Original value					Depreciation						Net carrying value as of June 30,
						Current year
Principal account	Value as of beginning of year	Additions and transfers	Adquisition/sale of companies	Deductions and transfers	Value as of end of year	Accumulated as of beginning of year	Increases / (decreases) and transfers	Adquisition/sale of companies	Amount (i)	Accumulated as of end of year	Impairment (ii)	2012	2011
Shopping Alto Rosario	163,902	214	- -	(14)	164,102	22,868	- -	- -	5,882	28,750	- -	135,352	141,034
Cordoba Shopping Villa Cabrera	117,645	1,173	- -	468	119,286	37,758	- -	- -	5,375	43,133	- -	76,153	79,887
Mendoza Plaza Shopping	183,651	5,153	- -	186	188,990	59,274	- -	- -	5,888	65,162	- -	123,828	124,377
Neuquén Project	17,629	5,089	- -	387	23,105	566	- -	- -	- -	566	- -	22,539	17,063
Dot Baires	535,155	4,054	- -	726	539,935	42,356	- -	- -	17,992	60,348	- -	479,587	492,799
Soleil Factory	72,496	8,553	- -	1,253	82,302	3,781	- -	- -	4,047	7,828	- -	74,474	68,715
La Ribera	- -	- -	21,696	- -	21,696	- -	- -	1,957	925	2,882	- -	18,814	- -
Other	41,742	2,872	- -	(11,329)	33,285	9,143	(5,058)	- -	444	4,529	- -	28,756	32,599
Total as of June 30, 2012	4,830,902	95,204	21,696	(40,985)	4,906,817	1,422,544	(11,872)	2,181	172,490	1,585,343	Ps. (1,814)	3,319,660
Total as of June 30, 2011	3,980,348	144,430	730,957	(24,833)	4,830,902	1,284,179	(5,394)	(21,537)	165,296	1,422,544	Ps. (2,507)		3,405,851

(i)
The allocation of annual depreciation charges in the consolidated statements of income is included in Note 27.f., except for Ps. 136 and Ps. 425 for the years ended June 30, 2012 and 2011, respectively, passed-through to tenants.

(ii)
Net of the depreciation of the year for Ps. 8 and Ps. 12 for the years ended June 30, 2012 and 2011, recovery of impairment of Ps. 561 for the year ended 2012 and Ps. 1,012 for the year ended 2011 and decrease in allowances for impairment of fixed assets Ps. 124 for the year ended 2012.

(iii)	See Note 11.

(iv)	See Note 2.g.A.1..

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

27.           Other financial statement information (continued)

b.	Intangible assets, net:

	Original value			Amortization				Net carrying value as of June 30,
					Current year
Principal account	Value as of beginning of year	Additions / (deductions)	Value as of end of year	Accumulated as of beginning of year	Increases / (decreases)	Amount (i)	Accumulated as of end of year	2012	2011
Preoperating and organization expenses	40,278	6,259	46,537	19,086	667	3,609	23,362	23,175	21,192
Customers	- -	- -	- -	- -	- -	- -	- -	- -	- -
Leases	- -	707	707	- -	- -	707	707	- -	- -
Saved costs	- -	547	547	- -	- -	547	547	- -	- -
Intangible assets – Saving expenses	- -	- -	- -	- -	- -	- -	- -	- -	- -
-Torre BankBoston	5,644	- -	5,644	5,644	- -	- -	5,644	- -	- -
-Museo Renault	198	- -	198	198	- -	- -	198	- -	- -
-Edificio República	555	- -	555	555	- -	- -	555	- -	- -
Non-compete agreement	- -	- -	- -	- -	- -	- -	- -	- -	- -
Concession Arcos del Gourmet	20,873	13,913	34,786	- -	- -	- -	- -	34,786	20,873
Trademarks	986	184	1,170	689	161	101	951	219	297
Total as of June 30, 2012	68,534	21,610	90,144	26,172	828	4,964	31,964	58,180
Total as of June 30, 2011	79,033	(10,499)	68,534	24,634	(4,732)	6,270	26,172		42,362

(i)	The allocation of annual amortization charges in the consolidated statements of income is included in “Other expenses” (Note 27.f.).

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

27.      Other financial statement information (continued)

c.	Allowances and provisions

						Carrying value of June 30,
Item	Balances as of beginning of year		Additions	Deductions		2012	2011	2010
Deducted from current assets:
Allowance for doubtful accounts	(i)	115,516	15,554	(ii)	65,177	65,893	115,516	114,151
Allowance for impairment of investments		--	--		--	--	--	7,423
Total as of June 30, 2012		115,516	15,554		65,177	65,893
Total as of June 30, 2011		121,574	49,616		(55,674)		115,516
Total as of June 30, 2010		139,162	30,253		(47,841)			121, 574

Deducted from non-current assets:
Allowance for doubtful mortgage receivable		2,208	--		--	2,208	2,208	2,208
Allowance for doubtful accounts		--	--		--	--	--	1,250
Allowance for impairment of undeveloped plots of land		--	--		--	--	--	50
Allowance for impairment of fixed assets		2,507	--	(iii)	693	1,814	2,507	3,532
Allowance for impairment of inventories		29	146		92	83	29	157
Allowance for impairment of non-current investments…………		--	--		--	--	--	1,115
Total as of June 30, 2012		4,744	146		785	4,105
Total as of June 30, 2011		8,312	--		(3,568)		4,744
Total as of June 30, 2010		11,777	2,593		(6,058)			8,312

Included in current liabilities:
Provision for contingencies	(iv)	2,019	1,786	(v)	1,359	2,446	2,019	2,890
Total as of June 30, 2012		2,019	1,786		1,359	2,446
Total as of June 30, 2011		2,890	1,473		(2,344)		2,019
Total as of June 30, 2010		2,594	2,095		(1,799)			2,890

Included in non-current liabilities:
Provision for contingencies	(iv)	12,881	12,172	(v)	7,230	17,823	12,881	7,940
Total as of June 30, 2012		12,881	12,172		7,230	17,823
Total as of June 30, 2011		7,940	Ps. 7,566		(2,625)		12,881
Total as of June 30, 2010		5,537	3,305		(902)			7,940

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

27.      Other financial statement information (continued)

c.	Allowances and provisions (continued)

(i) Doubtful accounts are disclosed in "Other expenses", (Note 27.f.). Except for Ps. 1,214 corresponding to condonations and net of Ps. 92 related to NPSF acquisition.
(ii) Related to off set and recovery of the year. Deductions are disclosed in “Other expenses” (Note 27.f), except for Ps. 56,587 corresponding to allowances used during the year.
(iii) Includes mainly recovery of impairment of Ps. 561 disclosed in "Gain from operations and holdings of real estate assets, net".
(iv) Includes mainly Ps. 6,228 shown in "Other expenses, net" (Note 9).
(v) Related to utilization of the year except for Ps. 5,597 related to recovery of the year and 2,673 shown in “Other expenses” (Note 27.f).

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

27.         Other financial statement information (continued)

d.         Costs

		Year ended June 30,
	2012	2011	2010
I. Cost of sales
Stock as of beginning of year '(ii)'	346,102	307,865	180,228
Plus:
Purchases of the year '(i)'	18,090	103,501	87,340
Adquisition and sale of business	(1,027)	3,021	21,902
Expenses (Note 27.f.)'	1,183	5,840	14,004
Barter Caballito plot of land (TGLT)	176	51,999	- -
Restitution of assets of mortgage foreclosure	- -	471	- -
Transfers from fixed assets	31,758	7,279	43,984
Transfers from intangible assets	- -	238	- -
Transfers from undeveloped parcels of land	- -	67,130	7,789
Capitalized interest	2,600	2,857	1,932
Reversal Caballito plot of land (Cyrsa)	- -	(3,595)	- -
Write offs due to obsolescence	- -	(1,189)	- -
Stock as of end of year (iii)'	(223,949)	(346,102)	(307,865)
Subtotal	174,933	199,315	49,314
Plus:
Gain from recognition of inventories at net realizable value	42,817	45,442	33,831
Results from holding of real estate assets	23	7	- -
Cost of properties sold	217,773	244,764	83,145
II. Cost of leases
Expenses (Note 27.f.)	213,971	214,032	189,783
Cost of properties leased	213,971	214,032	189,783
III. Cost of hotel activities
Stock as of beginning of year	3,575	3,141	2,125
Purchases of the year	1,216	434	1,016
Expenses (Note 27.f.)	116,983	119,471	102,897
Stock as of end of year	(4,791)	(3,575)	(3,141)
Cost of hotel activities	116,983	119,471	102,897
IV. Cost of consumer financing
Expenses (Note 27.f.)	1,605	22,488	99,470
Cost of consumer financing	1,605	22,488	99,470
TOTAL COSTS	550,331	600,755	475,295

(i)	As of June 30, 2010, includes Ps. 8,200 related to the square meters that shall be received to the balance from the sale of business (see note 2.g.C.4).
(ii)	Net of Ps. 2,424, Ps. 3,651 and Ps. 7,479 of advances to suppliers as of June 30, 2012, 2011 and 2010.
(iii)	Net of Ps. 650, Ps. 2,424 and Ps. 3,651 of advances to suppliers as of June 30, 2012, 2011 and 2010.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

27.         Other financial statement information (continued)

e.	Foreign currency assets and liabilities

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	2012	2011
Assets
Current assets
Cash and banks:
Cash on hand	US$	1,556	4.487	6,981	355
Cash on hand	EUR	15	5.674	86	109
Cash on hand	GBP	3	7.037	18	17
Cash on hand	UYU	--	--	--	0
Cash on hand	BRL	6	2.030	13	7
Bank accounts	US$	51,995	4.487	233,300	139,927
Bank accounts	EUR	82	5.674	466	91
Bank accounts	GBP	--	7.037	1	- -
Investments:
Other investments	US$	2	4.487	9	12
Mutual funds	US$	10,117	4.487	45,394	172,364
Shares of public companies	US$	1,221	4.487	5,477	20
Shares of public companies	EUR	1,091	5.674	6,191	2,892
Interest receivable Non-Convertible Notes Cresud S.A.C.I.F. y A	US$	1,262	4.487	5,664	2,615
Accounts receivable, net	US$	8,255	4.487	37,041	76,140
Accounts receivable, net	UYU	348	0.207	72	77
Related Parties	US$	219	4.527	993	136
Other receivables and prepaid expenses:
Related parties	US$	1,286	4.527	5,824	4,953
Prepaid expenses and services…	US$	124	4.487	554	2,043
Prepaid expenses and services	UYU	435	0.207	90	--
Others	US$	2,753	4.487	12,356	10,495
Others	UYU	5	0.207	1	1
Others	EUR	29	5.674	163	17
Total current assets				360,694	412,271
Non-current assets
Investments:
Non-convertible Notes Cresud S.A.C.I.F. y A.	US$	659	4.487	2,958	7,706
Advance payments for the acquisition of shares	US$	--	--	--	1,797
Hersha Hospitality Trust	US$	67,008	4.487	300,666	277,248
Supertel Hospitality Inc.	US$	30,292	4.487	135,922	--
Others	US$	--	--	--	94
Accounts receivable, net	US$	8,035	4.487	36,051	14,108
Accounts receivable, net	BRL	1	2.030	2	--
Other receivables and prepaid expenses:
Others	US$	1,375	4.487	6,167	863
Total non-current assets				481,766	301,816
Total assets as of June 30, 2012				842,460
Total assets as of June 30, 2011					714,087

(i)  Official exchange rate prevailing as of June 30, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

27.         Other financial statement information (continued)

e.         Foreign currency assets and liabilities (continued)

				Total as of June 30,
Captions	Currency	Amount of foreign currency	Current Exchange rate (i)	2012	2011
Liabilities
Current liabilities
Trade accounts payable:
Trade accounts payable	US$	2,755	4.527	12,473	17,170
Trade accounts payable	EUR	28	5.736	162	185
Trade accounts payable	UYP	357	0.207	74	--
Related parties	US$	392	4.527	1,774	638
Advances from customers	US$	13,383	4.527	60,584	106,596
Related parties	US$	555	4.527	2,512	--
Taxes payable	US$	64	4.527	289	64
Short-Term debt	US$	38,390	4.527	173,790	117,724
Short-Term debt	EUR	--	--	--	133
Other liabilities:
Related Parties	US$	11	4.527	51	20,037
Guarantee deposits	US$	293	4.527	1,328	2,113
Others	US$	241	4.527	1,091	88
Total current liabilities				254,128	264,748
Non-current liabilities
Advances from customers	US$	817	4.527	3,699	418
Long-Term debt	US$	450,558	4.527	2,039,675	1,770,477
Other liabilities:
Guarantee deposits	US$	1,509	4.527	6,832	4,745
Others	US$	158	4.527	716	650
Taxes payable	US$	809	4.527	3,662	7,924
Provision for contingencies	US$	200	4.527	905	2,877
Total non-current liabilities				2,055,489	1,787,091
Total liabilities as of June 30, 2012				2,309,617
Total liabilities as of June 30, 2011					2,051,839

(i) Official exchange rate prevailing as of June 30, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Consolidated Financial Statements
 for the years ended June 30, 2012, 2011 and 2010 (Continued)
(Amounts in thousands, except share data and as otherwise indicated)

27.         Other financial statement information (continued)

f.         Other expenses

Items	Cost of properties leased	Cost of properties sold	Cost of hotel activities	Cost of consumer financing	Cost of pass-through expenses	Cost of collective promotion fund	Cost of expenses recovery	Administrative	Selling	Total as of June 30, 2012	Total as of June 30, 2011	Total as of June 30, 2010
Director's fees	--	--	--	--	--	--	--	59,298	--	59,298	53,257	49,848
Fees and payments for services	470	263	2,975	1,386	16,849	--	(16,849)	38,715	1,273	45,082	46,624	67,765
Salaries, bonuses and society contributions	1,276	92	63,233	--	138,858	15,605	(154,463)	60,082	24,106	148,789	143,736	165,836
Depreciation and amortization	162,627	--	10,411	--	--	--	--	4,483	61	177,582	171,128	158,678
Maintenance of building	32,113	765	10,050	97	115,164	1,344	(116,508)	3,059	--	46,084	41,703	38,306
Mail and telephone	305	3	5,083	--	7,549	--	(7,549)	944	230	6,565	5,541	5,035
Travel expenses	--	--	--	--	--	--	--	854	--	854	1,253	1,212
Advertising	--	--	1	--	94	104,023	(104,117)	--	10,131	10,132	12,476	27,769
Lease expense	--	--	--	--	12,002	198	(12,200)	1,312	2	1,314	1,859	1,038
Commissions and property sales charges	--	--	3,327	--	(1,010)	2	1,008	1,782	12,335	17,444	21,084	55,158
Freight and transportation	--	8	348	--	4,395	560	(4,955)	1,365	538	2,259	2,768	5,272
Taxes, rates and contributions	2,624	52	--	--	62,351	5,495	(67,846)	24,616	32,719	60,011	68,257	52,586
Subscriptions and publications	--	--	--	--	130	--	(130)	1,035	--	1,035	600	626
Bank charges	--	--	--	--	--	--	--	2,451	--	2,451	3,530	3,931
Safe deposits box	--	--	--	--	--	--	--	1,334	--	1,334	779	709
Allowance for doubtful accounts	--	--	--	--	--	--	--	--	16,676	16,676	19,794	- -
Recovery of Allowance for doubtful accounts	--	--	--	--	--	--	- -	--	(8,590)	(8,590)	(12,764)	- -
Food and beverages	--	--	13,769	--	--	--	--	--	--	13,769	14,341	11,929
Insurances	--	--	137	122	2,365	46	(2,411)	1,859	--	2,118	2,774	4,663
Surveillance	--	--	--	--	6,581	--	(6,581)	3,183	--	3,183	2,649	2,106
Training courses	--	--	--	--	5	--	(5)	179	--	179	252	287
Gross sales tax	--	--	--	--	41	--	(41)	--	16,136	16,136	14,071	51,200
Personnel	--	--	(3,187)	--	6,015	286	(6,301)	1,558	449	(1,180)	2,120	4,564
Common area maintenance expenses	214	--	--	--	--	--	--	--	--	214	1,154	- -
Unrecovered expenses	13,019	--	--	--	749	1,273	(2,022)	--	1,343	14,362	25,334	23,585
Expenses recovery	--	--	--	--	(375,264)	(128,858)	504,122	--	--	--	- -	- -
Change for contingencies for lawsuits.	914	--	--	--	--	--	--	1,759	--	2,673	2,755	3,189
Notary expenses	--	--	--	--	--	--	--	269	--	269	488	780
Other	409	--	10,836	--	3,126	26	(3,152)	7,269	1,105	19,619	21,331	26,388
Total as of June 30, 2012	213,971	1,183	116,983	1,605	--	--	--	217,406	108,514	659,662
Total as of June 30, 2011	214,032	5,840	119,471	22,488	- -	- -	- -	200,359	106,704		668,894
Total as of June 30, 2010	189,783	14,004	102,897	99,470	- -	- -	- -	195,291	185,401			786,846

Page
BANCO HIPOTECARIO SA AND SUBSIDIARIES
Report of Independent Registered Public Accounting Firm	F – 165
Consolidated Balance Sheets as of June 30, 2012 and 2011	F – 166
Consolidated Statements of Income for the years ended June 30, 2012, 2011 and 2010	F – 168
Consolidated Statements of Changes in Shareholders´ Equity for the years ended June 30, 2012, 2011 and 2010	F – 170
Consolidated Statements of Cash Flows for the years ended June 30, 2012, 2011 and 2010	F – 171
Notes to the Consolidated Financial Statements	F – 172

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2012 and 2011 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2012. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2012 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

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

Price Waterhouse & Co S.R.L.

	By:	/s/ Marcelo Trama
Buenos Aires, Argentina		Marcelo Trama
August 9, 2012, except for notes 32 and 34 as to which the date is October 30, 2012		Partner

 BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As of June 30, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2012	2011
ASSETS

Cash and due from banks	Ps. 216,548	Ps. 197,114
Banks and correspondents	1,135,926	716,694
	1,352,474	913,808

Government and corporate securities (Note 7)	2,071,656	2,344,629

Loans (Note 8)
Mortgage loans	1,696,956	1,642,936
Other loans	6,882,332	4,711,966
	8,579,288	6,354,902
Plus: Accrued interest receivable	68,456	41,960
Less: Allowance for loan losses (Note 9)	(236,512)	(215,297)
	8,411,232	6,181,565

Other receivables from financial transactions (Note 10)
Collateral receivable under repurchase agreements	161,281	28,169
Amounts receivable under derivative financial instruments	382,085	798,397
Loans in trust pending securitization	21,481	31,839
Amounts receivable under reverse repurchase agreements of government and corporate securities	627,880	204,031
Other (Note 10)	1,483,022	887,144
	2,675,749	1,949,580
Plus: Accrued interest receivable	9,912	11,678
Less: Allowance for Other receivables from financial transactions	(92,291)	(73,873)
	2,593,370	1,887,385

Assets under financial leases	712	-

Investments in other companies	4,066	4,066

Miscellaneous receivables (Note 11)	679,187	547,317

Bank premises and equipment (Note 12)	110,755	99,457

Miscellaneous assets (Note 13)	37,224	39,694

Intangible assets (Note 12)	76,425	83,181

Items pending allocation	371	1,699

Total Assets	Ps. 15,337,472	Ps. 12,102,801

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET – (Continued)
As of June 30, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2012	2011

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits
Checking accounts	Ps. 2,029,353	Ps. 116,115
Saving accounts	524,120	433,418
Time deposits	4,172,884	4,479,516
Other deposit accounts	79,756	80,345
	6,806,113	5,109,394
Plus: Accrued interest payable	137,098	113,378
	6,943,211	5,222,772
Other liabilities from financial transactions
Other banks and international entities (Note 16)	550,865	200,002
Bonds (Note 17)	1,983,959	1,847,234
Argentine Central Bank	6,905	12,518
Amounts payable under derivative financial instruments (Note 19)	388,595	675,459
Borrowings under repurchase agreements collateralized by government securities	97,948	207,656
Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities (Note 15)	654,882	2,280
Other	515,089	173,519
	4,198,243	3,118,668
Plus: Accrued interest payable	28,933	23,398
	4,227,176	3,142,066

Miscellaneous liabilities
Taxes	68,212	46,120
Sundry creditors (Note 21)	385,587	312,753
Other (Note 21)	104,054	87,917
	557,853	446,790

Reserve for contingencies (Note 14)	172,080	153,133

Items pending allocation	6,323	3,669

Non-controlling interest	61,635	66,274

Total Liabilities	11,968,278	9,034,704

SHAREHOLDERS' EQUITY

Common stock	1,463,365	1,463,365
Treasury stock	54,149	54,149
Paid in capital	834	834
Inflation adjustment on common stock	699,601	699,601
Reserves	894,429	476,524
Retained earnings	256,816	373,624
Total Shareholders' Equity	3,369,194	3,068,097
Total Liabilities and Shareholders' Equity	Ps. 15,337,472	Ps. 12,102,801

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the twelve-month periods ended June 30, 2012, 2011 and 2010
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2012	2011	2010
Financial income
Interest on loans and other receivables from financial transactions	Ps. 1,405,016	Ps. 906,992	Ps. 718,233
Income from government and corporate securities.	471,577	510,711	504,019
Other	5,108	2,786	57
	1,881,701	1,420,489	1,222,309
Financial expenses
Interest on deposits and other liabilities from financial transactions	872,265	667,804	614,166
Contributions and taxes on financial income	110,972	80,259	47,424
	983,237	748,063	661,590

Gross brokerage margin	Ps. 898,464	Ps. 672,426	Ps. 560,791

Provision for loan losses (Note 9)	154,539	110,141	100,150
Income from services
Insurance premiums	297,747	254,956	106,748
Commissions (Note 22)	547,465	398,351	244,336
Other (Note 22)	248,715	169,848	125,036
	1,093,927	823,155	476,120
Expenses for services
Insurance claims	40,834	43,287	14,528
Commissions (Note 22)	165,570	121,499	122,394
Contributions and taxes on income from services	25,705	17,872	11,940
	232,109	182,658	148,862
Administrative expenses
Salaries and social security contributions	655,514	485,546	276,977
Advertising expenses	85,258	63,038	37,264
Value added tax and other taxes	80,226	42,015	26,559
Directors’ and Syndics’ fees	22,325	15,842	11,150
Fees for administrative services	167,116	112,535	75,402
Maintenance and repairs	31,205	18,603	16,213
Electricity and communications	38,771	26,872	27,255
Depreciation of bank premises and equipment	14,572	14,065	13,616
Rent	38,032	17,661	15,379
Other	143,865	123,052	63,551
	1,276,884	919,229	563,366

Net income from financial transactions	Ps. 328,859	Ps. 283,553	Ps. 224,461

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME – (Continued)
For the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2012	2011	2010
Miscellaneous income
Penalty interest	49,524	30,950	9,817
Loans recoveries	142,326	141,967	87,382
Other (Note 23)	78,380	21,489	15,677
	270,230	194,406	112,876
Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables	117,015	66,845	49,752
Other (Note 23)	130,073	151,294	62,835
	247,088	218,139	112,587

Income before income taxes and Non-controlling interest	352,001	259,820	224,750

Income taxes (Note 25)	50,287	28,021	24,351
Non-controlling interest	(617)	(13,382)	(1,470)
Net income for the period	301,097	218,417	198,929

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

					Reserves
	Common stock	Paid in capital (Note 27)	Treasury stock (Note 27)	Inflation adjustment of common stock	Legal	Voluntary	Retained earnings	Total shareholders´ equity
	(Note 27)			(Note 27)	(Note 27)	(Note 27)
Balance as of June 30, 2009	1,428,900	-	105,091	683,124	397,908	-	47,714	2,662,737
Retained earnings distribution approved by the General Shareholders’ Meeting held on April 30, 2010 – Legal Reserve	-	-		-	39,553	-	-39,553	-

Net income for the period	-	-	-	-	-	-	198,929	198,929

Balance as of June 30, 2010	1,428,900	-	105,091	683,124	437,461	-	207,09	2,861,666

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 13, 2011 – Legal Reserve	-	-	-	-	39,063	-	-52,438	-13,375

Sales of treasury stocks (Note 27.a.)	34,465	834	-50,942	16,477	-	-	555	1,389

Net income for the period	-	-	-	-	-	-	218,417	218,417

Balance as of June 30, 2011	1,463,365	834	54,149	699,601	476,524	-	373,624	3,068,097

Retained earnings distribution approved by the General Shareholders’ Meeting held on March 27, 2012 – Legal Reserve	-	-	-	-	50,304	367,601	-417,905	-

Net income for the period	-	-	-	-	-	-	301,097	301,097

Balance as of June 30, 2012	1,463,365	834	54,149	699,601	526,828	367,601	256,816	3,369,194

  The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2012, 2011 and 2010
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2012	2011	2010
Cash flows from operating activities:
Net income	Ps. 301,097	Ps. 218,417	Ps. 198,929
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals	259,286	176,986	149,902
Net gain on investment government securities	(11,655)	(23,324)	(151,380)
Gain / (loss) on derivative financial instruments	1,073	(51,569)	(48,655)
Depreciation and amortization	38,978	34,863	28,433
Net gain on sale of premises and equipment and miscellaneous assets	(2,763)	(3,721)	(1,599)
Net Indexing (CER and CVS) of loans and deposits	19,319	81,053	45,935
Non-controlling interest	617	13,382	1,470
Net change in trading securities	350,747	(944,799)	(481,200)
Net change in other assets	(968,239)	(128,346)	386,164
Net change in other liabilities	548,577	14,749	(1,323,655)
Net cash (used in) operating activities	537,037	(612,309)	(1,195,656)

Cash flows from investing activities:
(Increase)/Decrease in loans, net	(2,567,354)	(2,060,769)	(1,151,335)
Proceeds from securitization of consumer loans	278,336	515,901	762,120
Proceeds from maturities of available for sale securities	1,169	553,615	556,126
Payment for the Tarshop S.A. acquisition net of cash acquired	-	(89,352)	-
Payment for the BACS Administradora de activos S.A. S.G.F.C.I.S.A. acquisition net of cash acquired	287	-	-
Proceeds from sales of available for sale securities	6,075	1,421,741	233,217
Proceeds from sale of premises and equipment	7,980	21,635	1,570
Purchases of premises and equipment, miscellaneous and intangible assets	(39,514)	(86,415)	(33,856)
Net cash provided by investing activities	(2,313,021)	276,356	367,842

Cash flows from financing activities:
Increase in deposits, net	1,696,719	718,698	1,023,776
Principal payments on bonds, notes, and other debts	(242,272)	(632,467)	(612,894)
Proceeds from issuance of bonds, notes and other debts	348,975	100,000	-
(Decrease)/Increase in borrowings, net	380,537	223,331	(116,139)
Net cash provided by financing activities	2,183,959	409,562	294,743

Net increase/(decrease) in cash and cash equivalents	407,975	73,609	(533,071)
Cash and cash equivalents at the beginning of the period	913,808	812,779	1,227,901
Effect of foreign exchange changes on cash and cash equivalents	30,691	27,420	117,949
Cash and cash equivalents at the end of the period	Ps. 1,352,474	Ps. 913,808	Ps. 812,779

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps. 29,255	PS. 56,018	Ps. 31,720
Cash paid for presumptive minimum income tax	33,020	19,855	19,944
Non-cash transactions involving securitizations	61,366	25,795	38,106

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

c.           Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2012 and 2011 are as follows:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated

Issuing Company	2012	2011
BHN Sociedad de Inversión Sociedad Anónima	99.99%	99.99%
BHN Seguros Generales Sociedad Anónima	99.98%	99.98%
BHN Vida Sociedad Anónima	99.98%	99.98%

BACS Banco de Crédito y Securitización Sociedad Anónima	87.50%	70.00%
BACS Administradora de activos S.A. S.G.F.C.I.	85.00%	-
Tarshop S.A. (Note 30)	80.00%	80.00%
BH Valores Sociedad de Bolsa SA	100.00%	100.00%

Under the stock purchase agreement dated March 10, 2011 the International Finance Corporation (IFC) sold its equity share of 20% in BACS Banco de Crédito y Securitización S.A. equivalent to 12,500,000 shares, to the Bank (17.5%) and the rest to public investors (2.5%). The purchase price was fixed at US$ 4.4 million. The transaction was subject to the BCRA’s approval.

On May 24, 2012, the Financial and Exchange Institutions Superintendency of the Argentine Central Bank gave its consent to the purchase of the 17.5% of BACS Banco de Crédito y Securitización S.A. shares, which price was paid in two installments. The first one on March 30, 2011 (20%) and the last one on June 11, 2002 (80%). As a result, the Bank’s new shareholding in BACS’s capital stock increased from 70% to 87.5%.

On April 26. 2012 BACS Banco de Crédito y Securitización S.A. acquired 85% of the shares of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.), and asset management entity. The purchase price was Ps. 6.2 million.

All significant intercompany accounts and transactions have been eliminated for consolidation purposes.

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

After January 14, 2004, the settlement date of the transaction, the Bank continued to exchange negotiable obligation with holders adhering to the offering late. The outstanding face value of the obligations exchanged amounted to US$ 8,995 thousand and Euro 10,695 thousand.

At the date of these financial statements, the Bank honored the total amount of amortization and interest according to the contractual terms.

3. Exposure to the Public Sector

As of June 30, 2012, the Bank maintains the following government-related assets:

a)	Government securities for Ps. 488,882 (excluding securities issued by Argentine Central Bank).
b)	Loans to the national, provincial and municipal governments for Ps. 51,180.
c)
Other receivables for financial transactions for Ps. 181,175 of which Ps. 19,894 corresponds to SISVIAL Financial Trust’s debt securities and Ps. 161,281 corresponds to repurchase transaction of government securities.

d)	Miscellaneous receivables: Ps. 23,246 corresponding to deposits in Boden 2015 Bonds as collateral for a repo transaction.

The net exposure to the Public Sector, without considering liquid assets in BCRA accounts, amounts to Ps. 744,483 and Ps. 744,413 at June 30, 2012 and 2011, respectively.

Communication “A” 4546 dated July 9, 2006, stated that, as from July 1, 2007, exposure to the Public Sector may not exceed 35% of total assets as of the last day of the previous month.

As of June 30, 2012 and 2011 the Bank’s exposure to the public sector represents 4.9% and 6.2% of its total assets, respectively.

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.2. Government and Corporate Securities

As of June 30, 2012 and 2011 securities classified as "Holdings booked at fair value", "Investment in listed corporate securities" and "Securities issued by the BCRA – quoted bills and notes issued by the BCRA" with volatility published by the BCRA, have been recorded at quoted market prices.

As of June 30, 2012 and 2011, securities classified as “Holdings booked at cost plus return” and “Securities issued by the BCRA – unquoted bills and notes issued by the BCRA” with no volatility published by the BCRA, have been recorded at their acquisition cost subject to an exponential increase based on their internal rate of return.

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

Law 25796 established the elimination of the CVS since April 2004.

4.5. Allowance for Loan Losses

The Bank provides for estimated losses on loans and the related accrued interest through the recognition of an allowance for loan losses. The allowance charged to expense is determined by management based upon loan classification, actual loss experience, current and expected economic conditions, delinquency aging, and an evaluation of potential losses in the current loan portfolio. Specific attention is given to loans with evidence that may negatively affect the Bank´s ability to recover the loan and accrued interest.

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

The Bank has set up a reserve for incurred but not reported and pending insurance claims for Ps.1,181 and 1,181 as of June 30, 2012 and 2011, respectively.

The Bank discontinues accruing insurance premiums for individual loans when the related loan is over 90 days past due.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.7. Assets under financial leases

They were recorded at the net investment in the lease less unearned income and calculated in accordance with the conditions agreed upon in the respective agreements, by applying the interest rate imputed therein.

4.8. Loans in trust pending securitization

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

4.9. Derivative Financial Instruments

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.10. Securitizations of Loans

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

The certificates of participation have been recorded according to the equity method of accounting, written down, to reflect any allowances for impairment. In addition, debt securities issued by the trust are recorded at face value, adjusted by CER, when applicable, plus accrued interest, written down, if applicable, to reflect any allowances for impairment and less the negative amount of the equity method applied to the certificates of participation, when applicable.

4.11. Investments in Other Companies

Investments in Other Companies include equity interest in companies where a Non-controlling interest is held.

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists.

Permanent equity investments in companies where corporate decision are not influenced, are accounted for at the lower of cost and the equity method. As of June 30, 2012 and 2011 these investments were recorded at cost.

4.12.           Bank Premises and Equipment and Miscellaneous Assets

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

The Bank has recorded under "Miscellaneous assets" - properties received in lieu of payment of loans. These assets are initially recognized at the lower of market value or the value of the loan, net of allowances and subsequently, adjusted for inflation (as described in Note 1.d), and depreciation. Depreciation of Miscellaneous assets is also computed under the straight-line method over the estimated useful of the related assets.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.13.           Intangible Assets, Net

Software expenses as well as start-up costs are carried at cost, adjusted for inflation (as described in Note 1.d), less accumulated amortization. These intangible assets are amortized under the straight-line method over their estimated useful life.

Goodwill is recorded by the difference between the purchase price and the book value of the net assets acquired in accordance with Argentine Central Bank rules, and subsequently amortized in a straight line basis over the estimated useful life of 60 months.

4.14. Non-controlling interest

The breakdown of supplementary equity interests recorded in “Non-controlling interest” in the accompanying consolidated balance sheets is as follows:

	June 30,
	2012	2011
BACS Banco de Crédito y Securitización SA	Ps. 17,070	Ps. 35,609
BHN Sociedad de Inversión S.A	20	1
Tarshop S.A	44,545	30,664
Total	Ps. 61,635	Ps. 66,274

4.15. Dismissal indemnities

The disbursements in respect to dismissal indemnities are expensed in the year in which they occur.

4.16. Deposits

Deposits have been recorded at their placement value, plus adjustments from application of the CER and accrued interest, when applicable.

4.17. Reserve for contingencies

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

4.18. Other liabilities from financial transactions

Unsubordinated negotiable obligations have been recorded at their residual value plus interests accrued.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4.19. Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2012, 2011 and 2010, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

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

4.22.           Repurchase and reverse repurchase agreements

Repurchase agreements have been recorded at original value plus accrued premiums agreed. The underlying of repurchase agreements has been valued following the criteria described in Note 4.2. "Government and Corporative Securities".

Reverse repurchase agreements were recorded at the book value of the underlying securities, as described in Note 4.2. "Government and Corporate Securities"

5. Summary of differences between Argentine Banking GAAP and Argentine GAAP

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

a)	Accounting for income tax according to the deferred tax method

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results. Under Argentine GAAP, income tax must be recognized according to the deferred tax method.

b)	Secured bonds and other government securities

As of June 30, 2012 and 2011, the Bank recorded BOGAR 2018 bonds granted as collateral for the advance payment received from the BCRA, at the value admitted for purposes of setting up guarantees in accordance with the regulations of the BCRA. Under Argentine GAAP, those securities should be recorded at their quotation values net of estimated selling expenses.

Discount Bonds are recorded as established in Note 4.2. Under Argentine GAAP, those bonds should be recorded at their quotation value less estimated selling expenses.

As of June 30, 2012 and 2011, the Bank recorded BONAR 2017 bonds and BODEN 2015 bonds, as established in note 4.2. Under Argentine GAAP, those bonds should be recorded at their quoted market value less estimated selling expenses.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

c)	Derivatives

Under Argentine Banking GAAP, derivative instruments are recorded as described in Note 4.9. Under Argentine GAAP, derivative financial instruments must be recorded at fair value.

d)	Receivables and debts stemming from refinancing

Pursuant to Argentine GAAP, when certain receivables and debts are replaced by others the terms and conditions thereof are substantially different to the original ones, the existing account shall be closed and a new receivable or debt shall be recorded, the accounting measurement thereof shall be made on the best possible estimate of the amount payable or receivable, discounted at a rate that reflects market valuations on the time value of money and the specific risks of such assets and liabilities. Said transactions are recorded under Argentine Banking GAAP based on the rates contractually agreed upon and, as the case may be, the risk is measured pursuant to the classification and provisioning criteria specifically set forth.

e)	Financial Trusts

The financial trust certificates of participation have been recorded according to the equity method of accounting, net of allowances. In addition, financial trust debt securities have been stated at face value, index-adjusted by applying the CER to the appropriate instruments, plus interest accrued until the end of the period or year, net of allowances, less the negative amount of the Certificates of Participation, as the case may be, reported by the Trustee. This criterion differs from Argentine GAAP.

f)	Commissions, Interest and Costs related to Loans and Credit Cards

Pursuant to Argentine GAAPs, certain captions for commissions, fees, charges and costs incurred, in relation to the granting of loans and credit cards must be capitalized based in future income generation. This criterion is not applied according to the Argentine Banking GAAP.

h)       Ownership interests in other companies and intangible assets

The Bank determined the goodwill for the acquisition of 80% of Tarshop SA’s capital stock based on the excess of the acquisition cost over the equity value of such ownership interest and made the related adjustments between the Argentine GAAP and Argentine Banking GAAP such as deferred tax and allowances for loan losses. Under Argentine GAAP, goodwill should reflect the difference between the acquisition cost of said ownership interest and the holding percentage over the amount of the net assets recorded at fair value.

6. Restricted Assets

Certain of the Bank's assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	June 30,
	2012	2011
Banco Hipotecario S.A.
Deposits in U$S as collateral for the currency swap transactions	Ps. 73,006	Ps. 66,253
Deposits in securities issued by the BCRA as collateral for OCT transactions	239,147	52,088
Deposits in pesos as collateral for visa credit card transactions...	52,875	25,378
Deposits in securities issued by the BCRA as collateral for the custody of securities	57,668	-
Deposits in Boden 2015 Bonds as collateral for repo transactions	23,246	-
	Ps. 445,942	Ps. 143,719

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Tarshop S.A.
Government securities as collateral for leases	Ps. -	Ps. 405
Deposits in pesos as collateral for leases	352	-
Certificates of participation in Financial Trusts granted as commercial pledge for a loan received	32,426	30,298
Time deposits pledged for tax obligations arising from Financial Trusts	2,392	3,043

Deposits in pesos related to Financial Trusts transactions	6,517	7,116
Receivable in trust to secure a syndicated loan received	68,728	-
	Ps. 110,415	Ps. 40,862

BACS Banco de Crédito y Securitización S.A.
Bogar 2018 Bonds and Mortgage loans as collateral for the advance received from BCRA	Ps. 8,847	Ps. 14,782
Securities issued by the BCRA as collateral for OCT transactions	-	740
	Ps. 8,847	Ps. 15,522

BH Valores Sociedad de Bolsa S.A.
Mercado de Valores de Buenos Aires SA’s share pledged on behalf of Chubb Argentina de Seguros SA	Ps. 4,000	Ps. 4,000

Total	Ps. 569,204	Ps. 204,103

7. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2012	2011
Holding booked at fair value
Government securities denominated in pesos	115,678	126,350
Government securities denominated in US$	77,262	419,592
	Ps. 192,940	Ps. 545,942

Holding booked at cost plus return
Discount Bonds	27,819	26,650
Bogar 2018 Bonds	7,118	12,853
Boden 2015 Bonds	29,307	30,681
Bonar 2017 Bonds	19,380	7,710
Other Bonds	212,318	18,745
	Ps. 295,942	Ps. 96,639

Investment in listed corporate securities
Corporate securities denominated in pesos	77,302	139,910
Corporate securities denominated in US$	28,382	2,001
	Ps. 105,684	Ps. 141,911

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA	1,129,659	799,043
Unquoted bills and notes issued by the BCRA	347,431	761,094
	Ps. 1,477,090	Ps. 1,560,137

Total	Ps. 2,071,656	Ps. 2,344,629

As of June 30, 2012, Boden 2015 Bonds and Bonar 2017 Bonds sold under repurchase agreements amounted to Ps.157,600 and Ps. 3,681, respectively and were recorded under the caption “Other Receivables from Financial Transactions”.

The bank recorded in their financial statements income from government and corporate securities for an amount of Ps. 471,577 as of June 30, 2012, mainly due to trading operations agreed by the bank and the accrual of interest of the securities issued by the Argentine Central Bank.

8. Loans

Descriptions of the categories of loans in the accompanying balance sheets include:

•	Mortgage loans:

•	Construction project loans - loans made to various entities for the construction of housing units

•	Individual residential mortgage loans - mortgage loans made to individuals to finance the acquisition, construction, completion, enlargement, and/or remodeling of their homes

•	Other loans:

•	Certain financial and non-financial sector loans including loans to credit card holders and to individuals

•	Public Loans – loans to National Government and Provinces

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial public, financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2012	2011
Non-financial public sector	Ps. 50,219	Ps. 49,913
Financial sector	226,205	59,692
Non-financial private sector
With preferred guarantees (a)	1,700,635	1,646,704
Without preferred guarantees
Personal loans	954,867	567,290
Credit Card Loans	3,094,209	2,156,283
Overdraft facilities	1,001,955	462,569
Other loans (b)	1,551,198	1,412,451
Accrued interest receivable	68,456	41,960
Reserve for loan losses (see Note 9)	(236,512)	(215,297)
Total	Ps. 8,411,232	Ps. 6,181,565
______________
(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.
(b)	Comprised of:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2012	2011
Short term loans in pesos	Ps. 504,367	Ps. 482,044
Short term loans in US dollars	334,781	333,239
Loans for the financing of manufacturers	162,219	147,470
Loans for the financing of service providers	50,910	4,933
Export prefinancing	257,716	267,519
Other loans	241,205	177,246
Total	Ps. 1,551,198	Ps. 1,412,451

9. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

	June 30,
	2012	2011
Balance at beginning of period	Ps. 215,297	Ps. 171,303
Other adjustment (*)	-	35,789
Provision charged to income	154,539	110,141
Loans charged off	(133,324)	(101,936)
Balance at end of period	Ps. 236,512	Ps. 215,297

(*) As of June 30, 2011 Ps. 35,789 of allowances as of the acquisition date of Tarshop S.A was included.

10. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2012	2011
Preferred guarantees, including deposits with the
Argentine Central Bank	Ps. 1,250,983	Ps. 616,209
Unsecured guarantees (1)	1,434,678	1,345,049
Subtotal	2,685,661	1,961,258
Less: Allowance for losses (2)	(92,291)	(73,873)
Total	Ps. 2,593,370	Ps. 1,887,385

(1) Includes Ps. 382,085 and Ps. 798,397 of Amounts receivable under derivative financial instruments, as of June 30, 2012 and 2011, respectively, and Ps. 627,880 and Ps. 204,031 of Amounts receivable under reserve repurchase agreements of government and corporate securities, as of June 30, 2012 and 2011, respectively.

(2) As of June 30, 2012 and 2011 includes Ps. 3,661 and Ps. 8,574 of allowances for losses of loans in trust pending securitization.

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2012	2011
Subordinated bonds (1)	Ps. 308,886	Ps. 318,403
Certificates of participation (Note 20)	347,444	290,660
Bonds held in the Bank’s portfolio (2)	9,646	7,385

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Bonds unquoted	173,192	115,110
Collateral for OTC transactions	239,147	52,828
Amounts receivable from spot and forward sales pending settlement	263,680	-
Other	141,027	92,758
Total	Ps. 1,483,022	Ps. 877,144

(1)  Includes Ps. 190,575 and Ps. 212,199 of debt securities related to securitizations made by the bank and described in Note 20, as of June 30, 2012 and 2011, respectively.
(2) The Bank carries negotiable obligations for Ps. 5,042 and Ps. 7,081 as of June 30, 2012 and 2011, respectively, held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

11. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:

	June 30,
	2012	2011
Withholdings, credits and prepaid income tax	Ps. 10,317	Ps. 7,306
Recoverable expenses, taxes, and advances to third parties	66,099	58,631
Attachments for non-restructured ON	6,634	6,506
Guarantee deposit (1)	152,981	69,069
Presumptive minimum income – Credit tax (Note 26)	192,343	164,406
Receivables from master servicing activities	3,969	4,117
Other Directors fees	6,906	3,661
Advance payment – Acquisition of BACS’ shares (Note 1.c.)	-	3,600
Loans to Bank staff	139,577	109,853
Other	107,453	125,885
Subtotal	686,279	553,034
Less: Allowance for collection risks	(7,092)	(5,717)
Total	Ps. 679,187	Ps. 547,317

(1) As of June 30, 2012 guarantee deposits comprised Ps. 72,067 (in US$), Ps. 23,246 (in Boden 2015 Bonds) and Ps. 57,668 granted as collateral to deposit financial agreements. As of June 30, 2011 these deposits comprised Ps. 69,069 (in US$).

12. Bank Premises and Equipment and Intangible Assets

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2012	2011
Land and buildings	Ps. 117,090	Ps. 106,679
Furniture and fixtures	34,240	31,471
Machinery and equipment	98,775	93,558
Other	14,245	11,199
Accumulated depreciation	(153,595)	(143,450)
Total	Ps. 110,755	Ps. 99,457

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Intangible assets, net of accumulated amortization, as of the end of  periods indicated are as follows:

	June 30,
	2012	2011
Third parties fees, re-engineering, restructuring and capitalized software costs	47,629	56,077
Goodwill (Note 30) (*)	28,796	27,104
Total	Ps. 76,425	Ps. 83,181

(*) Goodwill is mainly related to the acquisition of Tarshop, which has been allocated to the Credit card segment- Tarshop.

13. Miscellaneous assets

Miscellaneous assets consist of the following as of the end of each period:

	June 30,
	2012	2011
Properties held for sale	Ps. 27,224	Ps. 31,954
Assets leased to others	16,311	12,220
Other	10,113	10,259
Accumulated depreciation	(16,424)	(14,739)
Total	Ps. 37,224	Ps. 39,694

14.	Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2012	2011
Legal Contingencies (1)	Ps. 78,081	Ps. 79,401
Incurred but not reported and pending insurance claims (2)	1,181	1,181
Contingency risks (4)	52,900	40,767
Tax Provision	33,084	25,077
Bonds subject to lawsuits (3)	6,834	6,707
Total	Ps. 172,080	Ps. 153,133

(1)	Includes legal contingencies and expected legal fees.
(2)	As of June 30, 2012 and 2011, it is composed of: Debts to insured for Ps. 1,181 (outstanding claims for Ps. 559 and IBNR for Ps. 622).
(3)	Includes negotiable obligations past due whose holders did not enter to the comprehensive financial debt restructuring mentioned in note 2.
(4)	As of June 30, 2012 and 2011, includes Ps. 25,400 and Ps. 29,396, respectively, related to retirement plans

15. Other Liabilities from Financial Transactions - Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities

The amounts outstanding corresponding to the Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities, as of the end of the twelve month periods are as follows:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2012	2011
Reverse repurchase agreements collateralized by securities issued by the BCRA(*)	Ps. 619,950	Ps. -
Reverse repurchase agreements collateralized by other government securities(*)	34,932	2,280
Total	Ps. 654,882	Ps. 2,280

(*) The transactions maturity date is July 2, 2012.

16. Other Liabilities from Financial Transactions - Other Banks and International Entities

The breakdown of the bank debt is as follows:

Description	Average Annual interest rate	Maturity date	2012	2011
Interbank loans in pesos	13.25%	2012	Ps. 462,567	Ps. 200,002
Interbank loans of government securities	9.19%	2012	88,298	-
Total			Ps. 550,865	Ps. 200,002

17. Other Liabilities from Financial Transactions - Bonds

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

					June 30,
	Issue date	Maturity date		Annual interest rate	2012	2011
Banco Hipotecario
Long term bond (US$ 449,880 thousand)	09/15/03	12/01/13	b	3.0 – 6.0%	193,725	263,879
Long term bond (EURO 278,367 thousand)	09/15/03	12/01/13	b	3.0 – 6.0%	331,625	517,766
Series 5 (US$ 250,000 thousand)	04/27/06	04/27/16	a	9.750%	951,783	906,220
Series I (Ps. 90,143)	10/17/12	04/17/13	b/c	Badlar +350bp	90,143	-
Series II (Ps. 120,101)	05/11/12	11/11/13	b/c	Badlar +195bp	120,101	-
Series III (US$ 10,541 thousand)	05/11/12	11/11/13	A	4.5%	47,701	-

Tarshop S.A.
Commercial Paper Series III	12/03/10	08/30/11	b/c	Badlar +359bp	-	47,387
Commercial Paper Series IV	12/03/10	08/30/11	A	5.09%	-	11,982
Long term bond Series I (Ps. 75,020)	05/24/11	11/30/12	b/c	Badlar+375bp	50,016	75,019
Long term bond Series II (US$ 6,114 thousand)	05/24/11	11/30/12	a	5.25%	18,445	24,981
Long term bond Series III (Ps. 100,000)	09/30/11	03/20/13	b/c	Badlar+400bp	100,000	-
Long term bond Series IV (Ps. 74,823)	05/02/12	09/02/13	b/c	Badlar+298bp	74,823	-
Long term bond Series V (US$ 1,237 thousand)	05/02/12	09/02/13	a	6.00%	5,597	-
					1,983,959	1,847,234

(a) fixed interest rate
(b) variable interest rate
(c) As of June 30, 2012 Badlar rate was 13.0%

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The contractual maturities of bonds are as follows as of June 30, 2012:

June 30, 2013	Ps. 574,891
June 30, 2014	457,285
June 30, 2015	-
Thereafter	951,783
Total	Ps. 1,983,959

The General Shareholders' Meeting held on May 23, 2008, approved the creation of a new Global Program for issuing Negotiable Obligations, not convertible into shares, with or without collateral, for an amount of up to two billion US dollars (US$ 2,000,000,000) or the equivalent thereof in pesos.

On March 27, 2012, the General Ordinary Shareholders’ Meeting approved the extension of the Global Program for the issuance of Notes referred above. In addition, the meeting resolved to delegate on the Board of Directors the broadest powers to determine the time, amount, as well as the other terms and conditions of each Series to be issued.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following are the derivative financial instruments outstanding as of June 30, 2012 and 2011:

Type of Contract	Notional amount		Net Book Value Asset/(Liabilities)		Fair Value
	2012	2011	2012	2011	2012	2011

Cross Currency Swaps (1) (a)	348,853	741,237	16,481	93,742	16,466	86,356
Credit Currency Swaps (2) (a)	129,911	236,605	25,944	47,971	27,260	48,344
Interest Rate Swaps (3) (b)			-	-
Receives variable Pays fixed interest rate	10,000	15,000	1	-	113	745
Receives fixed Pays variable interest rate	40,000	60,000	(6)	-	(43)	(61)
Futures (4)
Purchases (a)	2,885,552	1,264,300	-	-	-	-
Purchases (b)	-	49,998	-	-
Sales (a)	-	25,087	-	-	-	-
			42,420	141,713	43,796	135,384
(a)	Underlying: Foreign currency.
(b)	Underlying: Interest rate.

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

•
On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract for residual values of Euros 50,040 thousand (asset position) and US$ 60,784 thousand (liability position) which due date shall be December 1, 2013. This swap has been partially reversed with a contra swap whose residual values amount to US$ 13,720 thousand (asset position) and Euros 10,008 thousand (liability position).

•
On October 29, 2004, the Bank and Credit Suisse First Boston executed a currency swap contract for residual values of Euros 23,352 thousand (asset position) and US$ 29,790 thousand (liability position). Despite the fact that the instrument due date was December 1, 2013, it has been cancelled on May 21, 2012.

The net book value as of June 30, 2012 and 2011 amounted to Ps. 16,481 and Ps. 93,742, respectively.

For these transactions, as of June 30, 2012 and 2011, the Bank has recognized gains for Ps. 1,806 and Ps. 2,699, respectively.

2.
Credit Currency Swaps: in order to reduce the volatility of the Bank’s results derived from variations in the CER index, in view the net liability position stemming from obligations in pesos adjustable by said index, related to the financial assistance to be requested from the Argentine Central Bank for the subscription of BODEN 2012 pursuant to the provisions of Section 29, subsect. g) of Decree 905/02, the Bank carried out currency swap transactions paying US dollars and receiving in exchange CER index. The Bank has subscribed directly its rights to receive hedge BODEN 2012, therefore, it has not asked for BCRA’s financial assistance, and the hedge for which the aforementioned contracts were implemented has partially ended. Within this framework, the following transactions have been carried out:

•
On January 25, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Deutsche Bank AG which due date shall be August 3, 2012. According to this transaction, the Bank receives interest at a rate of 2% on a notional principal of Ps. 107,459 adjusted by applying the CER and pays interest at 180-day LIBOR plus 435 basis points on a residual principal of US$ 18,750 thousand without transfer of principal on each due date.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

•
On February 1, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston which due date shall be August 3, 2012. According to this transaction, the Bank receives interest at a rate of 2% on a residual principal of Ps. 21,399 adjusted by applying the CER and pays interest at 180-day LIBOR plus 420 basis points on a residual principal of US$ 3,750 thousand.

The net book value as of June 30, 2012 and 2011 amounted to Ps. 25,944 and Ps. 47,971, respectively.

For these transactions, as of June 30, 2012 and 2011, the Bank has recognized gains for Ps. 905 and Ps. 40,021, respectively.
3.           Interest rate swaps: As from August 2010, interest rate swap transactions were executed whereby in some of them, the Bank receives a fixed rate and pays variable BADLAR, whereas in others the Bank receives a BADLAR variable rate and pays a fixed rate.

For these transactions, as of June 30, 2012 and 2011 the Bank has recognized losses for Ps. 334 and gains for Ps. 298, respectively.

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

For these transactions, as of June 30, 2012 and 2011, the Bank has recognized gains for Ps. 36,543 and losses for Ps. 35,795, respectively.

Through memorandums No. 48/08. 52/08 and Note 313/ 48 /09 from the BCRA’s Financial and Exchange Institutions Superintendency, certain observations were raised regarding the valuation criteria applied to some derivative instruments held by the Bank at the time the memorandums were raised (2008 and 2009). As a consequence of  the memorandums mentioned before, regarding the “CER Swap Linked to PG08s and External Debt” (transaction entered on February 23, 2007 and settled on January 29, 2009), on May 5, 2011 the Argentine Central Bank notified BHSA of the commencement of summary financial proceedings No. 1320, File No. 100.299/10. The subject matter of these proceedings are the loans granted to the Non-Financial Public Sector without BCRA’s previous authorization, alleging inadequate credit policies with excesses over the limits related to fractioning credit risk exposure to the non-financial public sector and to counterparties, excess assets given as collateral, non-compliance with minimum capital requirements and objections to accounting treatment.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)
20. Securitization of mortgage loans, consumer loans and credit card loans

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
At the date of these financial statements the following trust funds have been set up:

	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Certificates of Participation	Total

BHN II – Issued on 05.09.97 (*)
Face value in Ps.	44,554	51,363	3,730	6,927	106,574
Declared Maturity Date	03.25.2001	07.25.2009	03.25.2012	05.25.2013

BHN III – Issued on 10.29.97 (*)
Face value in Ps.	14,896	82,090	5,060	3,374	105,420
Declared Maturity Date	05.31.2017	05.31.2017	05.31.2018	05.31.2018

BHN IV – Issued on 03.15.00 (*)
Face value in Ps.	36,500	119,500	24,375	14,625	195,000
Declared Maturity Date	03.31.2011	03.31.2011	01.31.2020	01.31.2020

BACS I – Issued on 02.15.2001 (*)
Face value in Ps.	30,000	65,000	12,164	8,690	115,854
Declared Maturity Date	05.31.2010	05.31.2010	06.30.2020	06.30.2020

BACS III – Issued on 12.23.2005
Face value in Ps.	77,600		1,200	1,200	80,000
Declared Maturity Date	03.20.2013		09.20.2013	08.20.2015

BACS Funding I Issued on 11.15.2001 (*)
Face value in Ps.	-	-	-	29,907	29,907
Declared Maturity Date				11.15.2031

BACS Funding II Issued on 11.23.2001 (*)
Face value in Ps.	-	-	-	12,104	12,104
Declared Maturity Date				11.23.2031

BHSA I Issued on 02.01.2002
Face value in Ps.	-	-	-	43,412	43,412
Declared Maturity Date				02.01.2021

CHA II Issued on 11.19.2004
Face value in Ps.	39,950	-	4,995	5,002	49,947
Declared Maturity Date	12.31.2011		01.31.2016	01.31.2013

CHA III Issued on 04.07.2005
Face value in Ps.	50,000	-	6,250	6,270	62,520
Declared Maturity Date	04.30.2012		12.31.2013	01.31.2020

CHA IV Issued on 6.22.2005
Face value in Ps.	54,900	-	4,848	4,849	64,597
Declared Maturity Date	01.31.2013		07.31.2023	07.31.2023

CHA V Issued on 10.20.2005
Face value in Ps.	53,301	-	-	11,700	65,001
Declared Maturity Date	12.31.2014			04.30.2023

CHA VI Issued on 04.07.2006
Face value in Ps.	56,702	-	-	12,447	69,149
Declared Maturity Date	12.31.2016			12.31.2026

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)
	Debt Securities Class A1/AV	Debt Securities Class A2/AF	Debt Securities Class B	Certificates of Participation	Total

CHA VII Issued on 09.27.2006
Face value in Ps.	58,527	-	-	12,848	71,375
Declared Maturity Date	08.31.2017			02.28.2028

CHA VIII Issued on 03.26.2007
Face value in Ps.	61.088	-	-	13,409	74.497
Declared Maturity Date	08.31.2024			08.31.2028

CHA IX Issued on 08.28.2009
Face value in Ps.	192,509	-	-	10,132	202,641
Declared Maturity Date	02.07.2027			07.07.2027

CHA X Issued on 08.28.2009
Face value in Ps.	-	-	-	17,224	17,224
Face value en US$	85,001	-	-	-	85,001
Declared Maturity Date	01.07.2027			06.07.2028

CHA XI Issued on 12.21.2009
Face value in Ps.	204,250	-	-	10,750	215,000
Declared Maturity Date	03.10.2024			10.10.2024

CHA XII Issued on 07.21.2010
Face value in Ps.	259,932	-	-	13,680	273,612
Declared Maturity Date	11.10.2028			02.10.2029

CHA XIII Issued on 12.02.2010
Face value in Ps.	110,299	-	-	5,805	116,104
Declared Maturity Date	12.10.2029			04.10.2030

CHA XIV Issued on 03.18.2011
Face value in Ps.	119,876	-	-	6,309	126,185
Declared Maturity Date	05.10.2030			08.10.2030

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

Tarshop SA has created several financial trusts under its securitization program (“Valores Fiduciarios Tarjeta Shopping – Global program”) destined to assure its long-term financing accessing directly to the capital market. The assets included in the trusts relate to credit card coupons and advances in cash. The table below presents the trusts issued and outstanding as of June 30, 2012:

	Debt Securities	Certificates of Participation	Total

Series LXVI - Issued on 06.17.11
Face value in Ps.	56,189	15,290	71,479
Declared Maturity Date		09.05.2012

Series LXVII – Issued on 08.15.11
Face value in Ps.	56,850	14,180	71,030
Declared Maturity Date	08.10.2012	08.10.2012

Series LXVIII – Issued on 01.23.12
Face value in Ps.	54,318	14,542	68,860
Declared Maturity Date	12.05.2012	12.05.2012

Series LXIX – Issued on 04.27.12
Face value in Ps.	68,275	12,703	80,978
Declared Maturity Date	07.10.2013	07.10.2013

Series LXX (*)– Issued on 05.21.12
Face value in Ps.	62,513	15,899	78,412
Estimated Maturity Date	07.21.2013	11.13.2013

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

BACS Banco de Crédito y Securitización acts as trustee of trust agreements to guarantee obligations arising from certain financial trusts. As of June 30, 2012 Financial Trusts Red Mutual XII to XXV are administered and the fiduciary ownership of the trust assets until the redemption of debt securities and certificates of participation is exercised by BACS.

In addition, BACS Banco de Crédito y Securitización has created separate trusts which have personal loans, primary originated by cooperatives and later acquired by BACS, as assets. The following trusts have been issued under the “Fideicomisos Financieros BACS – Global program" for the securitization for a face value up to Ps. 300,000:

	Debt Securities Class A	Debt Securities Class B	Certificates of Participation	Total

Personales I – Issued on 02.22.11
Face value in Ps.	28,488	5,736	4,015	38,239
Declared Maturity Date	09.20.2012	03.20.2013	12.20.2014

Personales II – Issued on 06.01.11
Face value in Ps.	27,103	5,420	3,614	36,137
Declared Maturity Date	11.20.2012	05.20.2013	06.20.2015

Personales III – Issued on 08.09.11
Face value in Ps.	29,508	6,872	4,042	40,422
Declared Maturity Date	03.20.2013	09.20.2013	08.20.2015

As of June 30, 2012 and 2011, the Bank held in its portfolio the following securities corresponding to the abovementioned trusts:

	June 30,
	2012	2011
Class B debt securities – BHN III (a)	Ps. 7,203	Ps. 21,294
Class B debt securities – BHN IV (a)	79,351	78,764
Class B debt securities – CHA III	2,869	7,964
Class B debt securities – CHA IV	3,173	7,835
Class A debt securities – BHN IV	45	45
Class A debt securities – CHA V to CHA XIV	42,307	41,595
Class A debt securities – BACS I	19,557	20,574
Debt securities – BACS III	19,752	23,877
Debt securities – BACS Personales I	5,640	5,640
Debt securities – BACS Personales II	4,611	4,611
Debt securities – BACS Personales III	6,067	-
Subtotal	Ps. 190,575	Ps. 212,199

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2012	2011

Certificates of participation – BHN II (b)	Ps. 41,722	Ps. 36,749
Certificates of participation – BHN III (b)	14,970	10,833
Certificates of participation – CHA II	5,760	8,204
Certificates of participation – CHA III	14,529	13,269
Certificates of participation – CHA IV	12,704	11,604
Certificates of participation – CHA V	21,094	19,305
Certificates of participation – CHA VI	14,349	14,426
Certificates of participation – CHA VII	8,913	9,757
Certificates of participation – CHA VIII	8,196	9,858
Certificates of participation- CHA IX	11,194	12,449
Certificates of participation- CHA X	23,127	22,861
Certificates of participation- CHA XI	13,574	14,640
Certificates of participation – CHA XII	19,830	20,834
Certificates of participation – CHA XIII	6,558	6,947
Certificates of participation – CHA XIV	6,862	7,549
Certificates of participation – BHSA I	7,378	1,048
Certificates of participation – BACS III (b)	-	-
Certificates of participation – BACS Personales I	6,855	6,022
Certificates of participation – BACS Personales II	6,420	5,435
Certificates of participation – BACS Personales III	6,421	-
Certificates of Participation – Tarshop Series LXII	-	13,305
Certificates of Participation – Tarshop Series LXIII	-	13,194
Certificates of Participation – Tarshop Series LXIV	-	18,811
Certificates of Participation – Tarshop Series LXV	-	13,283
Certificates of Participation – Tarshop Series LXVI	12,091	13,453
Certificates of Participation – Tarshop Series LXVII	11,015	-
Certificates of Participation – Tarshop Series LXVIII	11,429	-
Certificates of Participation – Tarshop Series LXIX	8,613	-
Certificates of Participation – Tarshop Series LXX	13,815	-
Subtotal	Ps. 307,419	Ps. 303,836
Total	Ps. 497,994	Ps. 516,035

(a) Net of allowances for impairment of Ps. 40,365 and Ps. 31,714 as of June 30, 2012 and 2011, respectively.

(b) Net of allowances for impairment of Ps. 40,025 and Ps. 13,176 as of June 30, 2012 and 2011, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)
21. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2012	2011
Sundry creditors:
Accrued fees and expenses payable	Ps. 362,483	Ps. 291,142
Unallocated collections	1,167	2,516
Withholdings and taxes payable	10,208	8,934
Other	11,729	10,161
Total	Ps. 385,587	Ps. 312,753

	June 30,
	2012	2011
Other:
Directors and Syndics accrued fees payable	Ps. 12,062	Ps. 8,478
Payroll withholdings and contributions	23,094	18,073
Gratifications	34,480	25,351
Salaries and social securities	34,418	36,015
Total	Ps. 104,054	Ps. 87,917

22. Income from Services and Expenses on Services

Income from Services - Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2012	2011	2010
Loan servicing fees from third parties	Ps. 16,100	Ps. 14,852	Ps. 13,123
Commissions from FONAVI	17,205	12,789	9,897
Commissions for credit cards (a)	453,421	322,965	185,122
Other	60,739	47,745	36,194
Total	Ps. 547,465	Ps. 398,351	Ps. 244,336
(a) For the twelve-month periods ended June 30, 2012 and 2011 includes Ps. 132,470 and Ps. 84,269, respectively, related to commissions for credit cards granted by Tarshop S.A.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Other income from services is comprised of the following for each period:

	June 30,
	2012	2011	2010

Reimbursement of loan expenses paid by third parties	Ps. 63,261	Ps. 47,720	Ps. 28,660
Other (a)	185,454	122,128	96,376
Total	Ps. 248,715	Ps. 169,848	Ps. 125,036

(a)	For the twelve-month periods ended June 30, 2012 and 2011 includes Ps. 157,865 and Ps. 63,479, respectively, related to other income from services granted by Tarshop S.A.

Expenses on Services - Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2012	2011	2010

Structuring and underwriting fees	Ps. 6,057	Ps. 5,602	Ps. 6,716
Retail bank originations	888	3,624	30
Collections	413	12,931	515
Banking services	137,668	81,385	103,420
Commissions paid to real estate agents	20,544	17,957	11,713
Total	Ps. 165,570	Ps. 121,499	Ps. 122,394

23. Other Miscellaneous Income and Miscellaneous Expenses
Other miscellaneous income is comprised of the following for each period:

	June 30,
	2012	2011	2010

Income on operations with premises and equipment and miscellaneous assets	Ps. 2,350	Ps. 3,880	Ps. 1,599
Rental income	1,159	916	1,675
Interest on loans to bank staff	16,455	11,496	9,384
Other(*)	58,416	5,197	3,019
Total	Ps. 78,380	Ps. 21,489	Ps. 15,677
(*) As of June 30, 2012 Ps. 40,178 correspond to BHN Sociedad de Inversión S.A.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2012	2011	2010

Depreciation of miscellaneous assets	Ps. 506	Ps. 654	Ps. 482
Gross revenue tax	1,492	1,050	3,653
Other taxes	15,132	13,528	11,540
Debit card discounts	13,062	18,869	6,278
Credit card and others discounts	45,762	45,659	20,759
Benefits prepayments	3,120	3,062	8,072
Donations	6,970	3,961	3,703
Amortization of goodwill (Note 30)	3,036	2,464	-
Other	40,993	62,047	8,348
Total	Ps. 130,073	Ps. 151,294	Ps. 62,835

24. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks	353,161	24,815	4	377,980
Government and corporate securities	117,821	-	-	117,821
Loans	825,168	-	-	825,168
Other receivables from financial transactions...	511,227	339,592	-	850,819
Miscellaneous receivables	121,972	-	-	121,972
Items pending allocation	10	-	-	10
Total as of June 30, 2012	1,929,359	364,407	4	2,293,770
Total as of June 30, 2011	2,003,488	680,906	3	2,684,397

Liabilities:
Deposits	957,400	-	-	957,400
Other liabilities from financial transactions….	1,730,763	532,538	-	2,263,301
Miscellaneous liabilities	481	7	-	488
Items pending allocation	38	-	-	38
Total as of June 30, 2012	2,688,682	532,545	-	3,221,227
Total as of June 30, 2011	2,719,884	610,313	-	3,330,197

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank has a tax net operating loss carry forward of Ps. 145,256 and Ps. 319,430 at June 30, 2012 and 2011, respectively.

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

As accepted by the BCRA, at June 30, 2012 the Bank capitalized the Ps. 167,000 tax credit corresponding to the fiscal years between 2002 and 2011.

The tax credit balances held by BHSA at the closing date of these financial statements are the following:

Fiscal Year	Tax credit balance

2002	12,516	(*)
2003	12,471
2004	15,517
2005	12,889
2006	15,581
2007	18,634
2008	18,519
2009	19,944
2010	19,855
2011	21,074

(*) Provisioned amount

Additionally, at June 30, 2012, Tarshop SA capitalized Ps. 25,343 of tax credit.

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

As of June 30, 2012, the Bank's capital stock consists of:

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

For purposes of determining distributable balances, the net difference arising from the book value and the market quotation shall be deducted from retained earnings, in the event the Entity records government debt securities and/or debt securities issued by the BCRA not recorded at market prices, with volatility published by such entity.

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

On January 27, 2012, the BCRA issued Communication “A” 5272 whereby it established that for the calculation of the minimum capital requirement, the minimum capital for operational risk shall be included. On the same date, Communication “A” 5273 was also issued, whereby the BCRA resolved to increase the percentage referred to in the preceding paragraph, subsection b), from 30% to 75%.

The Ordinary General Shareholders’ Meeting, held on April 13, 2011, resolved to distribute the income for the year ended on December 31, 2010 as follows: Ps. 39,063 (20%), to be applied to the Statutory Reserve Ps. 100,000 (61.59%), to be paid out as cash dividends on ordinary shares, and the balance, after the Board’s remuneration, to be maintained as Retained earnings. On September 20, 2012 the BCRA has approved the payment of cash dividend.

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

	June 30,
	2012	2011
Commitments to extend credit
Mortgage loans (a)	Ps. 179,730	Ps. 209,282
Credit card loans (b)	5,317,813	3,719,232
Clearing items in process (c)	80,724	76,784
Other guarantees (d)	129,558	85,650
Total	Ps. 5,707,825	Ps. 4,090,948

a)
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

b)
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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

d)	Mainly includes the amounts given as collateral for swaps transactions held by the bank.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

30. Business combinations

Purchase of Tarshop’s shares.

Tarshop is a financial company which provides credit card loans and cash advances. Through its commercial trademark offers a wide range of benefits such as exclusive promotions or discounts, financing plans and cash advances.

On December 22, 2009, the Board of Directors has approved the purchase of 80% of the share capital of Tarshop SA. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, par value 1 Peso per share, and entitled to one vote per share, in turn equivalent to 107,037,152 votes. The transaction was subject to the BCRA approval.

The sales price amounted to US$ 26.8 million, 20% (US$ 5.4 million) of which was paid on December 29, 2009. However, the contract had a reimbursement clause according to which the advance would be returned to the Bank if the transaction was not approved. On August 30, 2010, the Financial and Exchange Institutions Superintendency of the Argentine Central Bank gave its consent to the referred purchase and on September 13, 2010, the remaining balance was paid.

Pursuant to the Argentine Central Bank regulations, and due to the difference between the acquisition cost and the book value of assets and liabilities purchased as of August 31, 2010, recorded in accordance with Argentine Banking GAAP, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. As of June 30, 2012 and 2011 such balance amounted to Ps. 24,147 and Ps. 27,104, respectively.

The goodwill is amortized and charged to expense on a straight-line basis during 60 months, pursuant to Argentine Central Bank regulations.

The table below presents a condensed balance sheet of Tarshop S.A. according to their financial statements under Argentine Banking GAAP (without considering any elimination as of its consolidation into the Bank’s Financial Statements), as of June 30, 2011:

•	Balance Sheet:

Condensed balance sheet of Tarshop S.A. as of June 30, 2011
Cash and due from banks	21,811
Government and corporate securities	114,170
Loans and Trade receivables	482,597
Other assets	60,630
Total Assets	679,208
Other liabilities from financial transactions	287,077
Provisions	4,973
Other liabilities	233,898
Total Liabilities	525,948
Shareholder´s Equity	153,260
Total Liabilities and Shareholder´s Equity	679,208

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

Purchase of BACS Administradora de activos’s shares.

On April 26. 2012 BACS Banco de Crédito y Securitización S.A. acquired 85% of the shares belonging to BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.). The purchase price was Ps. 6 million.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of April 30, 2012, a goodwill amounting to Ps. 4,729 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to Income on a straight-line basis during 60 months. As of June 30, 2012 the Bank has a balance of Ps. 4,649 related to the goodwill.

The table below presents a condensed balance sheet of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) according to their financial statements under Argentine Banking GAAP (without considering any elimination as of its consolidation into the Bank’s Financial Statements), as of June 30, 2011:

•	Balance Sheet:

Condensed balance sheet of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) as of June 30, 2012
Cash and due from banks	238
Other receivables from financial transactions	2,416
Other assets	739
Total Assets	3,393
Other liabilities	955
Total Liabilities	955
Shareholder´s Equity	2,438
Total Liabilities and Shareholder´s Equity	3,393

Additional disclosures for business combinations as required by ASC 805-10-50-2 (h)

The table below presents an unaudited condensed income statement data of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) for the three-month period ending June 30, 2012, which represents its results since the acquisition date included in Banco Hipotecario’s consolidated income statement for the year ended June 30, 2012.

Condensed income statement of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) for the three-month period ending June 30, 2012
Net financial income	277
Net Income from services	494
Administrative expenses	(247)
Net income from financial transactions	524
Other income	202
Pre-tax income	726
Income tax provision	-
Net Income	726

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

31. Adoption of International Financial Reporting Standards

On March 29, 2009, the FACPCE issued the Technical Resolution N° 26 “Adoption of International Financial Reporting Standards (IFRS) as issued by the International Financial Reporting Board (IASB)” which requires companies under supervision of the National Securities Commission (C.N.V.) to prepare their financial statements in accordance with IFRS as published by the IASB for fiscal periods beginning on or after January 1, 2011, including comparative information for earlier periods. The C.N.V. issued Resolution N° 562/09, as amended by Resolution 576/10 formally adopting application of Resolution N° 26 to its regulated entities for fiscal years beginning on January 2, 2012.

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

The following tables summarize the main reconciling items between Argentine GAAP and U.S. GAAP:

Reconciliation of net income:

			June 30,
		2012	2011	2010
Net income as reported under Argentine Banking GAAP		Ps. 301,097	218,417	198,929
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	(44,248)	(31,186)	(5,265)
- Loan losses reserve	(b)	(60,535)	20,467	99,933
- Derivative instruments	(c)	7,641	(1,381)	57,763
- Compensatory and Hedge Bonds	(d)	-	121,313	99,392
- Other government securities	(e)	(2,155)	91,400	4,001
- Provincial public debt	(f)	(322)	27,870	30,809
- Trouble debt Restructuring	(g)	-	71,453	53,215
- Financial liabilities	(h)	283	-	-
- Securitizations	(i)	(419)	(12,444)	9,407

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

- Intangible assets
Software costs	(j)	(4,358)	2,461	54
Other intangible assets	(j)	(3,156)	14,203	-
Business combinations	(j)	(1,315)	(9,253)	-
- Gain as result of acquisition of Tarshop SA	(j)	-	2,776	-
- Impairment of fixed and foreclosed assets	(k)	1,012	1,191	1,076
- Vacation provision	(m)	(4,024)	649	(1,975)
- Insurance technical reserve	(n)	620	(408)	(965)
- Capitalization of interest of cost	(o)	170	548	16
- Deferred income tax	(p)	54,941	(2,537)	(97,555)
- Non-Controlling interest	(l)	2,163	13,382	1,470
Net income in accordance with U.S. GAAP		Ps. 247,395	528,921	450,305
- Less Net (Loss) attributable to the Non-Controlling interest	(l)	3,570	(11,046)	(9,158)
Net income attributable to Controlling interest in accordance with U.S. GAAP		Ps. 250,965	517,875	441,147
Basic and diluted net income per share in accordance with U.S. GAAP		1.691	3.614	3.153
Average number of shares outstanding (in thousands		1,463,365	1,463,365	1,428,900

Reconciliation of shareholders’ equity

		June 30,
		2012	2011
Total shareholders' equity under Argentine Banking GAAP	Ps.	3,369,194	3,068,097
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	(69,230)	(24,982)
- Loan losses reserve	(b)	(134,908)	(74,373)
- Derivative Instruments	(c)	1,288	(6,353)
- Other government securities	(e)	(7,824)	2,406
- Provincial Public Debt	(f)	363	(9)
- Financial liabilities	(h)	283	-
- Securitizations	(i)	(3,639)	(3,220)
- Intangible assets
Software costs	(j)	(10,328)	(5,970)
Other intangible assets	(j)	11,047	14,203
Business combinations	(j)	(4,147)	(6,477)
- Impairment of fixed and foreclosed assets	(k)	(40,238)	(41,250)
- Vacation provision	(m)	(13,663)	(9,639)
- Insurance technical reserve	(n)	(5,520)	(6,140)
- Capitalization of interest cost	(o)	2,372	2,202
- Deferred income Tax	(p)	179,165	124,224
- Non-Controlling interest	(l)	61,635	66,274
Total Shareholders’ Equity under U.S. GAAP	Ps.	3,335,850	3,098,993
- Non-Controlling Interest under U.S. GAAP……..	(l)	(55,978)	(66,350)
Consolidated Parent Company Shareholders’ Equity under U.S. GAAP	Ps.	3,279,872	3,032,643

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Description of changes in shareholders’ equity under U.S. GAAP:

Total Shareholders’ Equity
Balance as of June 30, 2010	Ps. 2,619,988
Cumulative adjustments for accounting changes (consolidation of VIES)	180,449
Others (*)	(11,986)
Other comprehensive Income	(273,683)
Net income for the twelve month period in accordance with U.S. GAAP	517,875
Balance as of June 30, 2011	Ps. 3,032,643
Paid in capital	3,645
Other comprehensive Income	(7,381)
Net income for the twelve month period in accordance with U.S. GAAP	250,965
Balance as of June 30, 2012	Ps. 3,279,872

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

Therefore the shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP for Banco Hipotecario S.A. as of June 30, 2012 and 2011 amounted to Ps. (69,230) and (24,982), respectively.

b. Loan loss reserve

The Bank’s accounting for its allowance for loan losses differs in some significant respects with practices of U.S.-based banks.

Under Argentine Banking GAAP, the allowance for loan losses is calculated according to specific criteria. This criterion is different for commercial loans (those in excess of Ps. 1,500) and consumer loans. Loan loss reserves for commercial loans are principally based on the debtors’ payment capacity and cash-flows analysis. Loan loss reserves for consumer loans are based on the client’s aging. Argentine banks may maintain other reserves to cover potential loan losses which management believes to be inherent in the loan portfolio, and other Argentine Central Bank required reserves.

With respect to the acquisition of Tarshop S.A. under Argentine Banking GAAP, the Bank recorded the loan portfolio acquired at fair value. However, as of June 30, 2011, the presentation in the consolidated balance sheet was made on a gross basis, recording an outstanding amount of principal plus interest of Ps. 246,679 and the related allowances for loan losses of Ps. 35,789.

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

Under U.S. GAAP, the allowance for loan losses should be in amounts adequate to cover inherent losses in the loan portfolio, incurred at the respective balance sheet dates. Specifically:

a)
Loans considered impaired, in accordance with ASC 310-10 “Accounting for Creditors for Impairment of a Loan”, are recorded at the present value of the expected future cash flows discounted at the loan’s effective contractual interest rate or at the fair value of the collateral if the loan is collateral dependent. Under ASC 310-10, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. ASC 310-10 applies to all loans except smaller-balance homogeneous consumer loans, loans carried at the lower of cost or fair value, debt securities, and leases.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank applies ASC 310-10 to all commercial loans classified as “With problems”, “Insolvency Risks” and “Uncollectible” or commercial loans more than 90 days past due. The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps.750 and more than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps.1,500 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceedings.

As of June 30, 2012 and 2011, the result of applying ASC 310-10, shows that the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. 29,863 and Ps. 43,493, respectively.

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

As a result of the analysis mentioned before, the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. (38,497) and Ps. (166), for 2012 and 2011, respectively.

c)
Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank. Under U.S. GAAP recoveries of loans previously charged off should be recorded when received. As of June 2012 and 2011, the Bank recorded an adjustment to Shareholders’ Equity related to reinstated loans of Ps. (121,143) and Ps. (117,190), respectively.

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

As a result of the analysis mentioned before, the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. (5,131) and Ps. (510), for 2012 and 2011, respectively.

As a result of analysis performed the breakdown of the shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP between the Bank’s adjustment and the reconsolidated securitization trusts as of June 30, 2012 and 2011 is as follows:

	2012			2011
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity
Migration analysis (*)	196,210	234,707	(38,497)	120,024	120,190	(166)
ASC 310-10	42,311	12,448	29,863	76,665	33,172	43,493

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reinstated loans	-	121,143	(121,143)	-	117,190	(117,190)
Subtotal	238,521	368,298	(129,777)	196,689	270,552	(73,863)

(*) Migration analysis of Banco Hipotecario and its subsidiaries.

	2012			2011
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity

Reconsolidated trusts	54,005	59,136	(5,131)	62,906	63,416	(510)
Subtotal	54,005	59,136	(5,131)	62,906	63,416	(510)
Total	292,526	427,435	(134,908)	259,595	333,968	(74,373)

c. Derivative Instruments

As mentioned in Note 19 and 4 the Bank entered in several derivative transactions, mainly, to hedge: i) the exchange rate risk attached to liabilities denominated in Euros and in pesos plus CER, ii) assets denominated in US dollars (BODEN 2012) and iii) interest rate swaps to manage its interest rate risk.

Under Argentine Central Bank rules, currency swaps are recorded on the basis of the net asset or liability derived from the accrual of interest receivable in Euros or US dollar, minus the accrual of interest payable in US dollar or Euros (both derived from the current coupon of the swap).

In addition, under Argentine Central Bank rules, currency swap carried out as a hedge for the bank’s exposure to the CER-adjusted liabilities, have been recorded according to the net asset or liability position derived from variations in the underlying assets. In addition, the Bank creates provisions for these transactions when the value stated above exceeds their fair value, as requested by the BCRA for this credit currency swap.

According to Argentine Central Bank rules, interest rate swaps to hedge against interest rate risk attached to liabilities accruing fixed interest rates and assets accruing variable interest rates are recorded on the basis of the net asset or liability derived from the accrual of interest receivable (on a fixed interest rate basis) minus the accrual of interest payable (on a variable interest rate basis), both derived from the current coupon of the swap.

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
Under U.S. GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument using valuation techniques with observable market parameters. As of June 30, 2012 and 2011 the shareholder’s equity adjustment amounts to Ps. 1,288 and Ps. (6,353), respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

Therefore, for U.S. GAAP purposes, the Bank started recognizing the fair value of the option to receive the Hedge bond in the period ended June 30, 2005. As of June 30, 2012, 2011 and 2010 there was no amount of hedge bond to be received pending of delivery.

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

	2012/2011					2010
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

BODEN 2012	-	-	-	-	-	1,549,649	1,671,009	1,565,775	16,079	(105,234)

e. Other government securities

The following table summarizes the U.S. GAAP adjustment related to other government securities, as of June 30, 2012 and 2011:

	Shareholders’ equity Adjustment
	2012	2011
Discount Bonds	(13,359)	(7,613)
Bonar 2017 Bonds	1,735	338
Boden 2015 Bonds	2,726	(5)
Securities issued by the BCRA	1,267	9,686
Bills issued by the Province of Buenos Aires	(193)	-
Total	Ps. (7,824)	Ps. 2,406

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

As of June 30, 2012 and 2011 these bonds have been recorded in accordance with Argentine Banking GAAP, at their acquisition cost subject to an exponential increase based on the internal rate of return.

As of June 30, 2012 and 2011 the Discount Bonds were considered available for sale securities for U.S. GAAP purposes according with ASC 320-10 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

As of June 30, 2012 the amortized cost of the investment is greater than its fair value, according with the following:

	2012					2011
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
Discount Bonds	16,632	27,819	14,460	-	(13,359)	15,315	26,650	19,037	3,721	(7,613)

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320.

A number of factors are considered in performing an impairment analysis of securities. Those factors include, among others:

a.	Intent and ability of the Bank to retain its investment for a period of time that allows for any anticipated recovery in market value;

b.	Expectation to recover the entire amortized cost of the security;

c.	Recoveries in fair value after the balance sheet date;
d.
The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of a business that may affect the future earnings potential).

e.	Likelihood that it will be required to sell debt investements before recovery of amortized cost.

The Bank also takes into account the length of time and the extent to which the market value of the security has been less than cost and changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

The Bank as a result of its analysis has determined that unrealized losses on Discount Bonds are not temporary, consequently the Bank has recorded an other-than temporary impairment for U.S. GAAP purposes. Therefore the fair value of the security was determined on the balance sheet date based on their market value and will constitute the new cost basis for the asset.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

•	Others

Under Argentine Banking GAAP, as of June 30, 2012 and 2011, these Bonar 2017 Bonds, Boden 2015 Bonds, unquoted securities issued by the BCRA and bills issued by the Province of Buenos Aires have been recorded at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value. Under U.S. GAAP these securities were considered available for sale securities according with ASC 320 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

As of June 30, 2012 and 2011 the following table shows the amortized cost, book value and fair value of the mentioned bonds:

	2012					2011
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

BONAR 2017	23,687	23,615	25,350	1,663	1,735	15,349	15,302	15,640	291	338
BODEN 2015	29,307	29,307	32,033	2,726	2,726	30,836	30,681	30,676	(160)	(5)
Securities issued by the BCRA	1,477,090	1,477,090	1,478,357	1,267	1,267	1,560,137	1,560,137	1,569,823	9,686	9,686
Bills issued by the Province of Buenos Aires	212,318	212,318	212,125	(193)	(193)	-	-	-	-	-

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10.

The Bank as a result of its analysis has determined that unrealized losses on bills issued by the Province of Buenos Aires are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date. In addition, the the bank has performed an impairment analysis for the rest of their portfolio and no other than temporary impairment were detected.

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

For U.S. GAAP purposes, these BOGAR were classified by the Bank, as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

	2012					2011
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

BOGAR Bonds	6,787	7,118	7,481	694	363	12,844	12,853	12,844	-	(9)

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

For U.S. GAAP purposes, the restructuring of the debt was accounted for in accordance with ASC 470 as the creditors made certain concessions due to the financial difficulties of the Bank. ASC 470 requires that a comparison be made between the future cash outflows associated with the new debt instruments (including interest), and the recorded amount of the payables at the time of restructuring. Gain on trouble debt restructuring is only recognized when the carrying amount of the payable at the time of restructuring exceeds the total future cash payments specified by the new debt terms, and only for the difference between the book value of the old debt and the future cash flows of the new debt. The total future cash outflows associated with the new debt instruments exceeded the carrying value of the old debts for some payables. The gain on restructuring recorded under U.S. GAAP was lower than the gain recorded under Argentine Banking GAAP and therefore, the carrying amount of the new debt instruments under U.S. GAAP was greater than the amount recorded under Argentine Banking GAAP and a new effective interest rate was determined, which equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the old debt instruments. Under U.S. GAAP, expenses incurred in a trouble debt restructuring are reported in earnings.

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

As mentioned in note 10 the bank carries long-term Bonds held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering. For U.S. GAAP purposes the bonds held by the bank are considered as debt extinguishment.

Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2010 amounted to Ps. (71,453). As of June 30, 2012 and 2011 there is no equity adjustment, therefore, net income reconciliation includes the reversal of the 2010 shareholders’ equity adjustment for the period ended June 30, 2011.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

h. Financial liabilities

As described in note 17, the bank has issued several series of negotiable obligations in different terms and conditions. Under Argentine Banking GAAP, the costs of originating such instruments have been charged to the Income Statement at the issuance date.

Under U.S.GAAP, and according to ASC 835-30-45-3, issue cost should be reported in the balance sheet as deferred charges.  In addition, ASC 470-10-35-2 states that debt issue costs should be amortized over the some period used in the interest cost determination.

i. Securitizations

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As a result of this new accounting guidance under U.S. GAAP, the Bank consolidated certain VIEs and former QSPEs that were previously unconsolidated. The table below presents the assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

July 1, 2010

Total Assets (a)	Ps. 1,312,340
Total liabilities (b)	Ps. 1,100,109
Certificates of Participation	Ps. 212,231

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

b)	After adoption of ASU 2009-17 as of June 30, 2012 and 2011

i) Trusts qualified as VIE as of June 30, 2010

For U.S. GAAP purposes, as of June 30, 2012 and 2011 - the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets under BACS Funding I, BACS Funding II, BHSA I, BACS III, CHA IX, CHA X and CHA XI and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

ii) Trusts qualified as QSPE as of June 2010

As of June 30, 2012 and 2011 BACS I, BHN II, BHN III, BHN IV, CHA II, CHA III, CHA IV, CHA V, CHA VI, CHA VII and CHA VIII trusts, formerly qualified as QSPE, were considered a variable interest entity. In accordance with ASC 810, the Bank was deemed to be the primary beneficiary of these trusts and, therefore, the Bank reconsolidated the net assets of the mentioned trusts and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

iii) Trusts issued after the twelve month period ended June 30, 2010

The following trusts CHA XII, CHA XIII, CHA XIV, BACS Personales I, BACS Personales II, BACS Personales III, Tarjeta Shopping Series LXVII, Tarjeta Shopping Series LXVIII and Tarjeta Shopping Series LXVIV  were considered VIEs.

As of June 30, 2012 and 2011, for U.S. GAAP purposes, the Bank consolidated these trusts in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

iv) Trusts incorporated as a consequence of the acquisition of Tarshop S.A.

As of June 30, 2011 and 2012 financial trusts Tarjeta Shopping Series LXII, LXIII, LXIV, LXV and LXVI were considered to be variable interest entities: Therefore, the Bank reconsolidated their net assets, eliminated the gain or loss recognized on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and certificates of participation received, eliminated the servicing liabilities and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

The total shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2012 and 2011 amounted to Ps. (3,639) and Ps. (3,220), respectively.

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

i) Trusts formerly qualified as VIE

For U.S. GAAP purposes, as of June 30, 2010 the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets under BACS Funding I, BACS Funding II, BHSA I, BACS III, CHA IX, CHA X and CHA XI and re-established its loan loss reserves under ASC 450-20. See Note 32.b. for allowance for loan losses.

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

Based on the mentioned above as of June 30, 2010 the Bank recognized the following adjustments:

a)
The effect of accounting the certificates of participation in BHN II and BHN III, BHN IV and BACS I as available for sale securities that includes the recognition of other than temporary impairment for a 100% of the carrying values of such securities as of June 30, 2006, considering the economic projections as of those dates and the declarative actions mentioned in Note 20. During the twelve-month period ended June 30, 2007, expectations about the recoverability of such securities have significantly changed considering among others, (a) decisions of the Supreme Court related to pesification matters and (b) new expectations about the CER, which adjusts the face value of the senior debt securities issued by the trust. The fair value of the securities is determined based on expected cash flows, discounted at a market interest rate. Increases in the fair value of these securities are recorded in other comprehensive income. As of June 30, 2010, such carrying values were determined based upon an estimate of cash flows to be remitted to us as holder of the retained interests discounted at an estimated market rate and;

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

Additional information required by U.S. GAAP

The Bank adopted ASC 860-10 and ASC 810-10 which require additional disclosures about its involvement with consolidated VIE’s and expanded the population of VIE’s to be disclosed. The table below presents the assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

June 30, 2012

Cash and due from banks	Ps. 51,959
Loans (net of allowances)	1,539,063
Other assets	290,248
Total Assets	Ps. 1,881,270

Debt Securities	Ps. 1,608,873
Certificates of Participation	227,328
Other liabilities	45,069
Total Liabilities	Ps. 1,881,270

The Bank’s maximum loss exposure, which amounted to Ps. 1,881,270, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s Balance Sheet. Nevertheless, under Argentine Law the Debt securities will be paid exclusively with the securitized assets.

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

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2012 and 2011 amounted to Ps. (10,328) and Ps. (5,970), respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2012 and 2011 amounted to Ps. 11,047 and Ps. 14,203, respectively, related to the contractual position in contracts for the issuance of credit cards and the accounts of customers recorded as intangibles assets for U.S. GAAP purposes.

Business combination

i) Acquisiciton of Tarshop S.A.

On December 22, 2009, the Board of Directors has approved the purchase of 80% of the share capital of Tarshop SA. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, par value 1 Peso per share, and entitled to one vote per share, in turn equivalent to 107,037,152 votes. The transaction was subject to the BCRA approval.

The sales price amounted to US$ 26.8 million, 20% (US$ 5.4 million) of which was paid on December 29, 2009. However, the contract had a reimbursement clause according to which the advance would be returned to the Bank if the transaction was not approved. On August 30, 2010, the Financial and Exchange Institutions Superintendency of the Argentine Central Bank gave its consent to the referred purchase and on September 13, 2010, the remaining balance was paid.

The incorporation of Tarshop into the economic group led by Banco Hipotecario will help to channel the market’s demand for consumer finance thus allowing Banco Hipotecario to focus mainly on meeting its strategic goals of offering a comprehensive solution for home mortgages, both at the time of acquiring the property through a mortgage loan and later on when equipping it through the financing of the products necessary via personal loans and/or the use of the credit card. Tarshop is a separated segment considering how the business is analyzed by the management.

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of September 13, 2010, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to Income on a straight-line basis during 60 months. As of June 30, 2012 and 2011 the Bank has a balance of Ps. 24,147 and Ps. 27,104, respectively, related to the goodwill.

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

The following table summarizes the consideration transferred and the fair value of identified assets acquired and liabilities assumed at the acquisition date:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Tarshop S.A.
Acquisition date	August 31, 2010
Fair value of consideration transferred:

Cash	Ps. 105,431

Total	105,431

Recognised amounts of identifiable assets acquired and liabilities assumed:

Cash and due from banks	16,079
Government and corporate securities	143,646
Loans and Trade receivables	258,867
Intangible assets	30,492
Other assets	7,541
Other liabilities from financial transactions	(236,060)
Other liabilities	(85,306)
Non-controlling interest	(27,052)

Total net assets	108,207

Gain on purchase	Ps. 2,776

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Unaudited pro-forma condensed income statement ten month period ended 06/30/2011 (*)	Unaudited pro-forma condensed income statement two month period ended 08/31/2010 (*)	Audited pro-forma condensed income statement twelve month period ended 06/30/2011 (*)
Financial Income	148,198	31,564	179,762
Financial Expenses	(68,177)	(13,975)	(82,152)
Loan Loss provisions	(37,762)	(4,666)	(42,428)
Income from Services	177,741	31,038	208,779
Expenses for Services	(12,805)	(2,161)	(14,966)
Administrative expenses	(185,953)	(34,159)	(220,112)
Miscellaneous Income	43,465	9,968	53,433
Miscellaneous Losses	(5,216)	183	(5,033)
Net Income / (Loss)	59,491	17,792	77,283

(*) These amounts do not include adjustments and consolidating eliminations.

ii) Acquisiciton of addition shares of Bacs.

As mentioned in note 1.c, on May 24, 2012, the Financial and Exchange Institutions Superintendency of the Argentine Central Bank gave its consent to the purchase of the 17.5% of BACS Banco de Crédito y Securitización S.A. shares, which price was paid in two installments. The first one on March 30, 2011 (20%) and the last one on June 11, 2002 (80%). As a result, the Bank’s new shareholding in BACS’s capital stock increased from 70% to 87.5%.

The Bank has recognized, under Argentine Banking GAAP a gain of Ps. 3,6 thousand corresponding to the difference between the fair value of the consideration paid and the related carrying value of the NCI acquired.

For U.S. GAAP purposes an acquisition on additional interest obtained when the control is maintained should be accounted for as an equity transaction. As such the Bank under USGAAP: a) do not recognize a gain in the income statement, b) recognize the difference between the fair value of the consideration paid and the related carrying value of the NCI acquired in the controlling interests´ equity and c) reclassify the carrying value of the NCI obtained from the NCI to the controlling interests´ equity.

iii) Acquisition of BACS Administradora de activos SA SGFCI

On April 26. 2012 BACS Banco de Crédito y Securitización S.A. acquired 85% of the shares belonging to BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.). The purchase price was Ps. 6 million.

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of April 30, 2012, a goodwill amounting to Ps. 4,729 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to Income on a straight-line basis during 60 months. As of June 30, 2012 the Bank has a balance of Ps. 4,649 related to the goodwill.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Under U.S. GAAP, ASC 805 requires the acquisition of controlling interest of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) to be accounted for as a business combination applying the purchase method, recognizing all net assets acquired at their fair value.

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
The following table summarizes the consideration transferred and the fair value of identified assets acquired and liabilities assumed at the acquisition date:

Acquisition date	April 30, 2012
Fair value of consideration transferred:

Cash	Ps. 6,184

Total	Ps. 6,184

Recognised amounts of identifiable assets acquired and liabilities assumed:

Assets acquired	3,898
Liabilities acquired	(2,186)

Total net assets	1,712
Non-controlling interest	(256)

Goodwill	Ps. 4,728

Goodwill amortization, under Argetine Banking GAAP has been reversed for U.S. GAAP purposes.

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

As of June 2012 and 2011, no additional impairment was recorded in fixed and foreclosed assets.

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2012 and 2011 amounted to Ps. (40,238) and Ps. (41,250), respectively. The differences between periods are due to depreciation recorded under Argentine Banking GAAP.

l. Non-controlling interest

Argentine Banking GAAP rules require recording non-controlling interests as a component of the liabilities. ASC 810 requires recording such interests as shareholders’ equity. In addition, the U.S. GAAP adjustment represents the allocation to the non-controlling interest of non-wholly owned subsidiaries of certain U.S. GAAP adjustments related to such subsidiaries.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

m. Vacation Provision

The Bank’s policy for vacation benefits is to expense such benefits as taken. For U.S. GAAP purposes, the vacation accrual is based on an accrual basis, where earned but untaken vacation is recognized as a liability.

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2012 and 2011 amounted to Ps. (13,663) and Ps. (9,639), respectively.

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

Therefore, the technical reserves for the twelve month periods ended June 30, 2012 and 2011 were adjusted for U.S. GAAP purposes. Shareholders’ equity adjustment as of June 30, 2012 and 2011 amounted to Ps. (5,520) and Ps. (6,140), respectively.

In a consolidated basis, the Bank has recognized a shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP that amounted to Ps. 179,165 and Ps. 124,224, as of June 30, 2012 and 2011, respectively.

ASC 740 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2012 and 2011, there were no uncertain tax positions.

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

Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2012 and 2011 amounted to Ps. 2,372 and Ps. 2,202, respectively.

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

As of June 30, 2012 and 2011, and based on the tax projections performed, the Bank believes that is more likely than not that it will recover the net operating tax loss carry forward and all the temporary differences, with future taxable income.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In a consolidated basis, the Bank has recognized a shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP that amounted to Ps. 179,165 and Ps. 124,224, as of June 30, 2012 and 2011, respectively.

ASC 740 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. ASC 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2012 and 2011, there were no uncertain tax positions.
The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

The following table shows the tax years open for examination as of June 30, 2012, by major tax jurisdictions in which the Bank operates:

Jurisdiction	Tax year
Argentina	2007 – 2011

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

The Bank’s assets and liabilities would be increased by approximately Ps. 161,448, Ps. 76,784 and Ps. 59,264, had U.S. GAAP been applied at June 30, 2012, 2011 and 2010, respectively.

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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

As of June 30, 2012 and 2011 the Bank’s securities are classified within level 1of the valuation hierarchy using quoted prices available in the active market. Level 1 securities includes government bonds and instruments issued by BCRA and corporate securities. Furthermore the Bank´s instruments issued by BCRA with no volatility published by the BCRA and bills issued by the Province of Buenos Aires, are classified within Level 2 using quoted prices available of similar assets.

b)	Securities receivable under repurchase agreements

The Bank’s securities receivable under repurchase agreements which do not qualify for sale accounting for U.S. GAAP purposes, are classified within level 1 of the valuation hierarchy. To estimate the fair value of these securities, quoted prices are available in an active market.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

c)	Derivatives

The fair value of level 2 derivative positions are determined using internally developed models that utilize market observable parameters.

Liabilities (by Class of liability)

d)	Derivatives

The fair value of level 2 derivative positions are determined using internally developed models that utilize market observable parameters.

The following table presents the financial instruments, by class of asset and liabilities, carried at fair value as of June 30, 2012 and 2011, by ASC 820-10 valuation hierarchy (as described above).

Assets and liabilities measured at fair value on a recurring basis

Balances as of June 30, 2012	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Securities
Trading securities	405,065	192,940	212,125	-
Provincial Public Debt – BOGAR	7,481	7,481	-	-
Other government securities	67,234	67,234	-	-
Instruments issued by the BCRA	1,478,356	1,129,659	348,697	-
Corporate securities	105,684	105,684	-	-

Securities receivable under repurchase agreements
Other government securities	161,655	161,655	-	-

Derivatives
Cross Currency Swap (Euro/Dollar)	16,466	-	16,466	-
Credit Currency Swap (Ps. CER/Dollar)	27,260	-	27,260	-
Interest rate swaps	113	-	113

TOTAL ASSETS AT FAIR VALUE	2,269,314	1,664,653	604,661	-

LIABILITIES

Derivatives
Cross Currency Swap (Dollar/Euro)	(43)	-	(43)	-

TOTAL LIABILITIES AT FAIR VALUE	(43)	-	(43)	-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

s. Credit Risk disclosures

Allowance for credit losses and recorded investments in financial receivables

The following table presents the allowance for account receivables losses and the related carrying amount of Financing Receivables for the periods ended June 30, 2012 and 2011 respectively:

	As of June 30, 2012
	Consumer Loan Portfolio	Commercial Loan Portfolio	Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	-	11,646	11,646
Ending balance: collectively evaluated for impairment	414,987	802	415,789
Ending Balance	414,987	12,448	427,435
Financing receivables:
Ending balance: individually evaluated for impairment	-	20,903	20,903
Ending balance: collectively evaluated for impairment	7,311,874	2,902,165	10,214,039
Ending Balance	7,311,874	2,923,068	10,234,942

	As of June 30, 2012
	Loan Portfolio	Commercial Loan Portfolio	Total

Allowance for credit losses:
Ending balance: individually evaluated for impairment	-	33,172	33,172
Ending balance: collectively evaluated for impairment	300,796	-	330,796
Ending Balance	300,796	33,172	333,968
Financing receivables:
Ending balance: individually evaluated for impairment	-	32,444	32,444
Ending balance: collectively evaluated for impairment	5,777,237	2,220,532	7,997,769
Ending Balance	5,777,237	2,252,976	8,030,213

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The activity in the allowance for loan losses for period is as follows:

	As of June 30,
	2012	2011
Allowance for credit losses:
Beginning balance	333,968	336,168
Charge-offs	(133,324)	(101,936)
Other adjustments (*)	-	35,789
Provision	226,791	63,947
Ending Balance	427,435	333,968

(*) As of June 30, 2011 Ps. 35,789 of allowances as of the acquisition date of Tarshop S.A was included.

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

The following table discloses the amounts of loans considered impaired in accordance with ASC 310 updated by ASU 2010 - 20, as of June 30, 2012 and 2011:

	As of June 30, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	20,903	19,138	-

With an allowance recorded:
Commercial
Impaired Loans	-	-	-
Total	20,903	19,138	-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2011
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	17,669	-	-

With an allowance recorded:
Commercial
Impaired Loans	14,775	6,081	727
Total	32,444	6,081	727

    The average recorded investment in impaired loans amounted Ps. 21,948 and Ps. 31,844, as of June 30, 2012 and 2011, respectively. There is no amount of interest income recognized during the time within the period that the loans were impaired.

Non-accrual accounts receivables and Past due

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.

The following table represents the amounts of nonaccruals, as of June 30, 2012 and 2011, respectively:

	As of June 30,
	2012	2011
Consumer
Advances	657	1,628
Mortgage Loans	51,960	45,278
Personal Loans	24,274	13,687
Credit Card Loans – BHSA	31,171	19,331
Credit card Loans – Tarshop	125,012	62,973
Total Consumer	233,074	142,897
Commercial
Performing Loans	-	2,426
Impaired Loans	20,298	31,134
Total Commercial	20,298	33,560

Total Non accrual loans	253,372	176,457

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

An aging analysis of past due account receivables, segregated by class of account receivables, as of June 30, 2012 and 2011 was as follows:

	As of June 30, 2012
	30-90	91-180	181-360
	Days Past	Days Past	Days Past	Greater	Total Past	Current	Total
	Due	Due	Due	than 360	Due		Financing
Consumer
Advances	1,604	362	242	53	2,261	39,382	41,643
Mortgage Loans	52,049	14,598	13,462	23,900	104,009	2,874,424	2,978,433
Personal Loans	27,376	10,705	13,101	468	51,650	992,621	1,044,271
Credit Card Loans – BHSA	30,010	15,401	15,550	220	61,181	2,129,270	2,190,451
Credit card Loans – Tarshop	89,857	69,454	52,924	2,634	214,869	842,207	1,057,076
Total Consumer Loans	200,896	110,520	95,279	27,275	433,970	6,877,904	7,311,874

Commercial:
Performing Loans	605	-	-	-	605	2,902,165	2,902,770
Impaired loans	-	292	1,985	18,021	20,298	-	20,298
Total Commercial Loans	605	292	1,985	18,021	20,903	2,902,165	2,923,068
Total	201,501	110,812	97,264	45,296	454,873	9,780,069	10,234,942

	As of June 30, 2011
	30-90	91-180	181-360
	Days Past	Days Past	Days Past	Greater	Total Past	Current	Total
	Due	Due	Due	than 360	Due		Financing
Consumer
Advances	35	293	1,322	13	1,663	56,584	58,247
Mortgage Loans	38,499	10,136	10,194	24,948	83,777	2,637,411	2,721,188
Personal Loans	12,329	5,796	6,990	901	26,016	603,383	629,399
Credit Card Loans – BHSA	13,614	8,378	10,934	19	32,945	1,550,834	1,583,779
Credit card Loans – Tarshop	88,484	19,391	21,031	22,551	151,457	633,167	784,624
Total Consumer Loans	152,961	43,994	50,471	48,432	295,858	5,481,379	5,777,237

Commercial:
Performing Loans	318	5	6	2,415	2,744	2,217,788	2,220,532
Impaired loans	283	4	14,784	16,346	31,417	1,027	32,444
Total Commercial Loans	601	9	14,790	18,761	34,161	2,218,815	2,252,976
Total	153,562	44,003	62,261	67,193	330,019	7,700,194	8,030,213

Financial receivables that are past due 90 days or more do not accrue interests.

Credit Quality

The following tables contain the loan portfolio classification by credit quality indicator set forth by the Argentine Central Bank.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

The following table shows the account receivable balances categorized by credit quality indicators for the periods ended June 30, 2012 and 2011:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2012
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	39,932	1,115	120	337	139	41,643
Mortgage Loans	2,790,833	117,511	13,452	24,311	32,326	2,978,433
Personal Loans	970,049	34,790	14,618	24,180	634	1,044,271
Credit Card Loans – BHSA	2,115,475	31,931	17,413	25,343	289	2,190,451
Credit card Loans – Tarshop	842,207	89,856	69,454	52,923	2,636	1,057,076
Total Consumer Loans	6,758,496	275,203	115,057	127,094	36,024	7,311,874

Commercial:
Performing loans	2,902,165	605	-	-	-	2,902,770
Impaired loans	-	-	292	1,985	18,021	20,298
Total Commercial Loans	2,902,165	605	292	1,985	18,021	2,923,068
Total Financing Receivables	9,660,661	275,808	115,349	129,079	54,045	10,234,942

	As of June 30, 2011
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	54,708	869	1,019	1,326	325	58,247
Mortgage Loans	2,663,716	30,478	6,786	9,917	10,291	2,721,188
Personal Loans	587,003	18,382	7,639	14,142	2,233	629,399
Credit Card Loans – BHSA	1,536,459	19,579	10,581	16,834	326	1,583,779
Credit card Loans – Tarshop	666,647	18,892	18,081	31,182	49,822	784,624
Total Consumer Loans	5,508,533	88,200	44,106	73,401	62,997	5,777,237

Commercial:
Performing loans	2,219,520	1,012	-	-	-	2,220,532
Impaired loans	-	-	819	18,760	12,865	32,444
Total Commercial Loans	2,219,520	1,012	819	18,760	12,865	2,252,976
Total Financing Receivables	7,728,053	89,212	44,925	92,161	75,862	8,030,213

Allowance for Credit Losses

Accounts receivable balances are classified as uncollectible and written off from the Consolidated Balance Sheet when 365 days past due and subsequently recorded in memorandum accounts.

The activity in the allowance for accounts receivables losses under U.S. GAAP for the fiscal periods ended June 30, 2012 and 2011 was as follows:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Argentine Banking GAAP		U.S. GAAP		Adjustment
June 30, 2011		259,595		333,968		(74,373)

Variances		23,830		84,366		(60,535)

June 30, 2012	Ps.	283,425	Ps.	418,334	Ps.	(134,908)

t. Comprehensive income

ASC 220 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the twelve-month periods ended June 30, 2012, 2011 and 2010, shows all periods in Argentine Banking GAAP format reflecting U.S. GAAP income and comprehensive statement adjustments.

	June 30,
	2012	2011	2010
Income Statement

Financial income	Ps. 1,886,446	Ps. 1,718,700	Ps. 1,476,896
Financial expenses	(982,954)	(748,063)	(661,590)
Net financial income	Ps. 903,492	Ps. 970,637	Ps. 815,306
Provision for loan losses	(215,074)	(89,674)	(217)
Income from services	1,049,679	791,969	470,855
Expenses for services	(232,109)	(182,658)	(148,862)
Administrative expenses	(1,284,531)	(910,079)	(562,220)
Net income from financial transactions	Ps. 221,457	Ps. 580,195	Ps. 574,862
Miscellaneous income	270,230	197,182	112,876
Miscellaneous expenses	(250,492)	(217,898)	(115,527)
Income before income taxes and Non-controlling interest	Ps. 241,195	Ps. 559,479	Ps. 572,211
Income taxes	4,654	(30,558)	(121,906)
Net income under U.S. GAAP	Ps. 245,849	Ps. 528,921	Ps. 450,305
Less Net (Loss) attributable to the Non-controlling interest	5,116	(11,046)	(9,158)
Net income attributable Controlling interest in accordance with U.S. GAAP	250,965	Ps. 517,875	Ps. 441,147

Other comprehensive income (loss):

Unrealized gains (loss) on securities	(7,381)	(273,683)	392,532
Other comprehensive income (loss):	Ps. (7,381)	(273,683)	Ps. 392,532
Comprehensive income	Ps. 243,584	Ps. 244,192	Ps. 833,679

u. Risks and Uncertainties

As of June 30, 2012, the Bank’s exposure to the Argentine public sector represented approximately 4.9% of total assets under Argentine Banking GAAP. Although the Bank’s exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government's ability to comply with its payment obligations, and on its ability to establish an economic policy that is succesful in promoting sustainable economic growth in the long run.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

All transactions involving the purchase of foreign currency must be settled through the single free exchange market (Mercado Único Libre de Cambios, or “MULC”) where the Central Bank supervises the purchase and sale of foreign currency. Under Executive Branch Decree No. 260/2002, the Argentine government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the Central Bank. Under Communication “A” 3471, as amended, the Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

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

Pursuant to Communication “A” 5239, afterward replaced by Communication “A” 5245, in the case of sales of foreign exchange (foreign currency or banknotes) for the formation of off-shore assets by residents without the obligation of subsequently allocating it to specific purpose, entities authorized to deal in foreign exchange may only allow transactions through the MULC by those clients who have obtained the validation and who comply with the rest of the requirements set forth in the applicable foreign exchange regulations. Sales of foreign exchange other than for the formation of off-shore assets by residents without a specific purpose are also exempted from the Inquiry Program, although, the financial entities must verify that the other requirements established by the MULC are accomplished.

According to Communication “A” 5264, as amended, in general terms the access to the foreign exchange market for resident  in order to pay services, debts and profits to non-residents has no limits or restrictions. The access to the MULC requires the filing of certain documentation by residents evidencing the validity of transactions for which the funds are purchase for its remittance abroad. Communication “A” 5236, item 4.2. which regulated the outflow of fund allowing residents to access to the MULC for the formation of off-shore assets without a specific allocation by residents has been suspended and, up to now, the Central Bank has not issued any other measure or provisions in this regard.

On August 6, 2012, Resolution  #3210 was replaced by Resolution #3356 enacted by AFIP. This resolution sets forth more restrictions for the access to the foreign exchange market, in particular for the outflow of funds made by residents. Both resolutions (3210 and 3356) are related with Communications “A” 5239 (currently abrogated) and 5245.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso. These restrictions  may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is constrained.

v. U.S. GAAP estimates

Valuation reserves, impairment charges and estimates of market values on assets and step up bonds discounting, as established by the Bank for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds were significantly affected by higher discount rates. Should the discount rates change in future years, the carrying amounts and charges to income and shareholders’ equity deficit will also change. In addition, as estimates of future cash flows change, so too will the carrying amounts which are dependent on such cash flows. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Bank’s financial position and results of income.

w. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of June 30, 2012. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. If market conditions and economic uncertainties exist, it might result in higher credit losses and provision for credit losses in future periods.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2012, 2011 and 2010
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

On May 4, 2012, the Bank was notified of Resolution No. 186 dated April 25, 2012 by the Superintendent of Financial and Foreign Exchange Institutions, whereby summary proceedings have been commenced against the Bank and its directors under section 8 of the Foreign Exchange Offences Law (as restated by Decree No. 480/95).

In such proceedings, the entity has been charged with alleged violations of the provisions of Communications “A” 3640, 3645, 4347 and supplementary rules, due to the acquisition of good delivery silver bars with funds arising from its General Exchange Position.

The Bank is analyzing those proceedings.

34. Programa Crédito Argentino del Bicentenario para la Vivienda Única y Familiar (Pro.Cre.Ar)
On June 21, 2012, the Board of Directors approved the Bank’s participation as trustee of the Public Fiduciary Fund referred to as “Programa Crédito Argentino del Bicentenario para la Vivienda Única y Familiar” (Argentine Single Family Housing Program for the Bicentennial) (Pro.Cre.Ar.), as resolved by Decree No. 902/2012.

On July 18, 2012, the Bank, in its capacity as trustee, executed the “PROCREAR” Trust Agreement with the National State, in its capacity as trustor.

The referred agreement governs the rights and obligations between the parties, as well as the sundry duties to be performed by the Bank as trustee.

35. Subsequent events

On August 17, 2012 Banco Hipotecario issued Series IV Notes for an amount of Ps. 65,475, which accrue interest at 17.80% and will mature on May 14, 2013. Additionally, on the same day, the Bank issued Series V Notes for an amount of Ps. 85,264, which accrue interest at BADLAR + 375 basic points and will mature on February 17, 2014.

Tarshop S.A. issued Negotiable obligation Series VI on July 27, 2012 for a face value of Ps. 70,148, which accrue interest at BADLAR + 424 basic points and will mature on March 27, 2014.

NEW LIPSTICK LLC AND SUBSIDIARY
(A Limited Liability Company)

Table of Contents

Page

Independent Auditors’ Report – June 30, 2012	F- 236

Consolidated Financial Statements:

Balance Sheets
June 30, 2012 (Audited) and 2011 (Unaudited)	F- 237

Statements of Operations
For the Year Ended June 30, 2012 (Audited) and for the period
November 3, 2010 (Inception) to June 30, 2011 (Unaudited)	F- 238

Statements of Changes in Members’ Deficit/Equity
For the Year Ended June 30, 2012 (Audited) and for the period
November 3, 2010 (Inception) to June 30, 2011 (Unaudited)	F- 239

Statements of Cash Flows
For the Year Ended June 30, 2012 (Audited) and for the period
November 3, 2010 (Inception) to June 30, 2011 (Unaudited)	F- 240

Notes to Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)	F-241

Independent Auditors’ Report

To the Members of New Lipstick LLC

We have audited the accompanying consolidated balance sheet of New Lipstick LLC and Subsidiary (A Limited Liability Company) as of June 30, 2012, and the related consolidated statements of operations, changes in members’ deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Lipstick LLC and Subsidiary (A Limited Liability Company) as of June 30, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Marks Paneth & Shron LLP

New York, NY
October 30, 2012

NEW LIPSTICK LLC AND SUBSIDIARY (A LIMITED LIABILITY COMPANY) CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2012 (AUDITED) AND JUNE 30, 2011 (UNAUDITED) (AMOUNTS IN DOLLARS)

ASSETS

	2012	2011
		(UNAUDITED)

Real estate, net	144,072,101	143,213,839
Cash and cash equivalents	1,301,607	1,221,686
Tenant receivables, net of allowance for doubtful accounts of$1,093,357 and $303,674 respectively	687,585	402,080
Prepaid expenses and other assets	4,901,942	4,727,116
Contributions receivable from members	-	2,977,335
Due from related party	124,274	-
Restricted cash	3,954,037	5,582,568
Deferred rent receivable	3,036,844	1,255,629
Lease intangibles, net	36,702,075	40,524,065
Goodwill (Investment in Metropolitan 885 Third Avenue Leasehold LLC)	5,422,615	5,422,615
Total	200,203,080	205,326,933

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:
Note payable	113,314,086	114,443,211
Accrued interest payable	320,301	319,678
Accounts payable and accrued expenses	3,016,555	1,482,483
Due to related parties	310,867	321,368
Unearned revenue	257,522	297,084
Consent fee payable	-	1,666,667
Tenant security deposits	546,920	383,047
Deferred ground rent payable	50,269,817	17,020,772
Lease intangibles, net	52,263,100	57,135,955

Total liabilities	220,299,168	193,070,265

Members' deficit	(20,096,088)	12,256,668
Total	200,203,080	205,326,933
See notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2012 (AUDITED) AND
FOR THE PERIOD NOVEMBER 3, 2010 (INCEPTION) TO JUNE 30, 2011 (UNAUDITED) (AMOUNTS IN DOLLARS)

	2012	2011
		(UNAUDITED)
Revenues
Base rents, net of amortization	38,293,785	19,555,315
Tenant reimbursements and escalations	5,899,547	3,333,934
Other rental revenue	251,391	106,087
Interest income	1,331	1,331

Total	44,446,054	22,996,667

Expenses
Real estate taxes	8,945,341	4,324,317
Utilities	2,560,909	1,344,702
Janitorial	2,294,236	1,087,606
Insurance	290,182	148,014
Repairs and maintenance	1,158,144	523,469
Bad debts	793,882	303,674
Security	817,199	385,964
General and administrative	1,085,656	337,653
Management fees	804,123	273,614
Accounting and audit fees	218,609	71,655
Legal and professional fees	299,004	212,746
Reimbursable costs	295,510	177,442
Elevator	291,451	124,706
HVAC	70,890	20,532
Travel	5,977	-
Ground rent	45,457,736	22,728,867
Interest expense	4,905,399	2,448,145
Depreciation and amortization	6,834,685	3,328,725
Acquisition related costs	-	2,245,717

Total	77,128,933	40,087,548

Net loss	(32,682,879)	(17,090,881)

See notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' DEFICIT/EQUITY
FOR THE YEAR ENDED JUNE 30, 2012 (AUDITED) AND
FOR THE PERIOD NOVEMBER 3, 2010 (INCEPTION) TO JUNE 30, 2011 (UNAUDITED) (AMOUNTS IN DOLLARS)

	2012	2011
		(UNAUDITED)

Balance, beginning of period	12,256,668	-

Contributions from members	330,123	29,347,549

Net loss	(32,682,879)	(17,090,881)

Balance, end of period	(20,096,088)	12,256,668

See notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2012 (AUDITED)
AND FOR THE PERIOD NOVEMBER 3, 2010 (INCEPTION) TO JUNE 30, 2011 (UNAUDITED) (AMOUNTS IN DOLLARS)

	2012	2011
		(UNAUDITED)

Operating activities
Net loss	(32,682,879)	(17,090,881)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	6,834,685	3,328,725
Bad debts	793,882	303,674
Acquisition related costs	-	2,245,717
Deferred rent	(1,781,215)	(1,255,629)
Below market lease amortization	(4,435,046)	(2,478,205)
Above market lease amortization	1,548,128	791,390
Above market ground lease amortization	(437,809)	(218,905)
Deferred ground rent	33,249,045	17,020,772
Changes in operating assets and liabilities:
Restricted cash	1,792,404	155,555
Due from related party	(124,274)	-
Tenant receivables	(1,079,387)	(202,681)
Prepaid expenses and other assets	(174,826)	(324,491)
Accrued interest payable	623	-
Accounts payable and accrued expenses	(46,143)	(425,318)
Due to related parties	(10,501)	321,368
Consent fee payable	(1,666,667)	-
Deferred leasing costs	(595,890)	(107,941)
Tenant security deposits	-	90,681
Unearned revenue	(39,562)	21,395
Net cash provided by operating activities	1,144,568	2,175,226

Investing activities
Additions to real estate	(3,242,980)	(917,013)
Increase in restricted cash	-	(469,726)
Net cash used in investing activities	(3,242,980)	(1,386,739)

Financing activities
Mortgage principal payments	(1,129,125)	(556,789)
Contributions receivable from members	2,977,335	-

Contributions from members	330,123	-
Net cash provided by financing activities	2,178,333	(556,789)

Net increase in cash and cash equivalents	79,921	231,698

Cash and cash equivalents, beginning of period	1,221,686	989,988

Cash and cash equivalents, end of period	1,301,607	1,221,686

Supplemental disclosure of cash flow information:
Interest paid	4,904,776	2,788,488

Schedule of Noncash Investing and Financing Activities
Capital contributions from members	-	29,347,549
Acquisition related costs paid by members	-	(2,245,717)
Mortgage principal payment paid by members	-	(15,000,000)
Other consideration paid by members	-	(10,827,163)
Real estate additions were financed through accounts payable	1,580,214	-

See Notes to Consolidated Financial Statements

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 1:                      BUSINESS

Formation and Property Description
New Lipstick LLC (the "Company"), was organized as a Delaware limited liability company and commenced operations on November 3, 2010. The Company was formed among IRSA International, LLC ("IRSA"), Marciano Investment Group, LLC ("Marciano"), Avi Chicouri ("AVI"), Par Holdings, LLC ("PAR"), and Armenonville S.A. ("Armenonville"), collectively (the "Members"). IRSA is a wholly-owned subsidiary of TYRUS S.A. ("TYRUS"), a wholly-owned subsidiary of IRSA Inversiones y Representaciones Sociedad Anonima, a company whose shares are listed on the Buenos Aires and New York Stock Exchanges. The Company was formed in order to acquire 100% interest in Metropolitan 885 Third Avenue Leasehold LLC ("Metropolitan"), its wholly-owned subsidiary, and to provide management services to Metropolitan.

Metropolitan was organized for the purpose of acquiring and operating a 34 story Class A office tower commonly known as the Lipstick Building located at 885 Third Avenue in New York (the "Property"). Metropolitan leased the land which contains approximately 26,135 square feet. The Property was acquired on July 9, 2007 and contains approximately 635,800 square feet of rentable space.

On November 16, 2010 (the "Petition Date"), Metropolitan filed a voluntary pre-packaged plan of reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code (the "Chapter 11") in the Southern District of New York (the "Bankruptcy Court") including a disclosure statement and plan of reorganization (the "Plan"). The Plan provided for, among other things, the extinguishment of 100% of the shares of Metropolitan 885 Third Avenue LLC and the issuance of the membership interest to the Company. The Plan was approved by Metropolitan's members and the Bankruptcy Court approved the Plan on December 22, 2010 with an effective date of December 30, 2010 (the "Effective Date").

Metropolitan accounted for the reorganization using "fresh start accounting" effective December 30, 2010. Accordingly, the forgiveness of debt was reflected in the predecessor entity's final statement of operations and all assets and liabilities were restated to reflect their reorganization value, which approximated fair values at the date of reorganization.

The Company operates under the guidelines of an Operating Agreement (the "Agreement") entered into by the Members on November 15, 2010. The manager of the Company is Lipstick Management, LLC (the "Manager"), a company affiliated to IRSA.

The Agreement calls for Class A and Class B Members. Class A Members are IRSA, Marciano, and Armenonville and Class B Members are AVI and PAR.

Class B Membership interests of any Class B Member shall be automatically converted, in whole and not in part, into an equal number of Class A Membership interests on the earlier to occur of the date on which the Manager certifies that all unreturned additional Class A capital contributions and all unreturned Class A capital contributions have been reduced to zero.

Any Class A Member, as defined in the Agreement, may transfer, directly or indirectly, any or all of its percentage interest as a Member in the Company to an unaffiliated third party, but the offering Member must first offer the Right of First Offer ("ROFO") to each of the Class A Members by written notice specifying the cash price and the other terms and conditions of the offer. Upon receipt of the ROFO notice, each of the offeree members has the right, exercisable in ten (10) days, to accept or decline the offer.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 1:                      BUSINESS (CONTINUED)

Formation and Property Description (continued)
The Company shall continue perpetually until dissolution, liquidation or termination in accordance with the terms of the Agreement.

The liability of the members of the Company is limited to the members’ total contribution, plus any amounts guaranteed by the members.

The Company has adopted a fiscal year end of June 30.

The terms of the Agreement provide for initial capital contributions and percentage interests as follows:

	Percentage of Ownership	Initial Capital Contributions
IRSA International, LLC	49.00	15,417,925
Marciano Investment Group, LLC	42.00	13,215,365
Armenonville, S.A.	2.27	714,259
Avi Chicouri	3.07	-
Par Holdings, LLC	3.66	-
Total	100.00	29,347,549

In accordance with the Agreement, the Members may be required to make additional capital contributions which are reasonably related to the operations and/or leasing of the Property and its activities. There were no additional contributions for the period November 3, 2010 (inception) to June 30, 2011.  Members contributed $330,123 for the year ended June 30, 2012.

On August 5, 2011, Armenonville, S.A. assigned 100 percent of its membership interest to Lomas Urbanas S.A.

Distributions
Net cash flow shall be distributed from time to time in the reasonable discretion of the Manager, in accordance with the Agreement. There were no distributions for the year ended June 30, 2012 or for the period November 3, 2010 (inception) to June 30, 2011.

Allocation of Profit and Losses
Profits and losses are allocated in accordance with the Agreement.

Principles of Consolidation
The accompanying consolidated financial statements of the Company include the accounts of New Lipstick LLC and its wholly-owned subsidiary Metropolitan.

All significant intercompany accounts and transactions have been eliminated.

Basis of Accounting
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 2:                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
Management is required to use estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America.  Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.  Accordingly, actual results could differ from those estimates.

Real Estate
Real estate consists of building, building improvements and tenant improvements and is stated at cost, which approximates fair value at the date of reorganization using fresh start accounting. Building and improvements are depreciated over 39 years. Tenant improvements are depreciated over the shorter of the estimated useful life of the asset or the terms of the respective leases.

Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments are capitalized to building improvements and depreciated over their estimated useful lives.

The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the assets. If the carrying value of the assets exceeds such cash flows, the assets are considered impaired. The impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value. No impairment was recorded for the year ended June 30, 2012 or for the period from November 3, 2010 (inception) to June 30, 2011.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less upon acquisition to be cash equivalents.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalent accounts in financial institutions.  The Company maintains its cash balances at two financial institutions.  At times, such balances may be in excess of this Federal Deposit Insurance Company (“FDIC”) insurance limit.  Under the Dodd-Frank Act, beginning December 31, 2010 through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balances in the account and the ownership of the funds.  As of June 30, 2012 and 2011, these balances, including tenant security and escrow amounts were in excess of federally insurable limits by $4,153,245 and $5,850,215, respectively.

Restricted Cash
Restricted cash represents amounts held in escrow, as required by the lender, to be used for real estate taxes, insurance and other qualified expenditures, as well as tenant security deposits.

Tenant Receivables
The Company carries its tenant receivables at the amount it expects to collect, less an allowance for doubtful accounts. The Company evaluates its receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current conditions.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 2:                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition
The Company recognizes base rent on a straight-line basis over the terms of the respective leases. Deferred rent receivable represents the amount by which straight-line rental revenue exceeded rents currently billed in accordance with the lease agreements.

Capitalized below market lease values are amortized as an increase to base rents (see Note 5).

Capitalized above market lease values are amortized as a decrease to base rents (see Note 5).

The Company also receives reimbursements from tenants for certain costs as provided for in the lease agreements. These costs include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs in excess of a base year amount.

Deferred Ground Rents
Ground rent expense is accounted for on a straight-line basis over the non-cancelable terms of the ground leases. Subsequent to May 1, 2012, all future minimum increases in the non-cancelable ground rents consist of either 2.5% or 3.0% annual increases through May 1, 2068.  The recording of the ground rent on a straight-line basis, as required by USGAAP, thereby includes recording a portion of the compounded annual increases due in the later years of the ground leases as an expense in the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011 without consideration of the present value of these future required payments or consideration of future increases in the consumer price index. This has resulted in deferred ground rent payables in the amount of $50,269,817 and $17,020,772 as of June 30, 2012 and 2011, respectively. (see Note 7)

Lease Intangibles
Leasing costs and commissions incurred in connection with leasing activities are capitalized and amortized on a straight-line basis over the lives of the respective leases. Unamortized deferred leasing costs are charged to amortization expense upon early termination of the lease.

Above and below market leases and above market ground lease values were recorded on the Property's acquisition date based on the present value (using an interest rate which reflected the risk associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and ground lease, and (ii) management's estimate of fair market lease rates for the corresponding in-place leases and ground lease, measured over a period equal to the remaining non-cancelable term of the leases.

Above market lease values are capitalized as an asset and amortized as a decrease to rental income over the remaining terms of the respective leases. The above market ground lease value is capitalized as an asset and amortized to ground rent expense over the remaining term of the ground lease. Below market lease values are capitalized as a liability and amortized as an increase to rental income over the remaining terms of the respective leases.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
 (Amounts in Dollars)

NOTE 2:                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Lease Intangibles (continued)
The aggregate value of in-place leases were measured based on the difference between (i) the Property valued with existing in-place leases adjusted to market rental rates, and (ii) the Property valued as if vacant, based upon management's estimates. Management's estimates of value were made using methods similar to those used by independent appraisers. Factors considered by management in their analysis included an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management included real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily were twelve months. Management also estimated costs to execute similar leases including leasing commissions, legal and other related expenses.

The value of in-place leases are amortized to expense over the initial term of the respective leases, ranging from four months to fourteen years.

Income Taxes
No provision for income taxes is necessary in the accompanying financial statements because the Company has elected to be treated as a partnership for federal and state income tax purposes. Income or loss of the Company is includible in the separate income tax returns of the Member. The Company's tax returns after 2008 are open and subject to examination. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax laws and new authoritative rulings.

Goodwill
Goodwill represents the excess of the cost of the December 30, 2010 acquisition of Metropolitan over the net of the amounts assigned to assets acquired, including identifiable intangible assets and liabilities assumed. In accordance with GAAP, the Company does not amortize goodwill but instead first assesses qualitative factors to determine whether it is more likely than not that the fair value of the Company is impaired. If so, it tests goodwill for impairment.

A goodwill impairment test consists of a comparison of each “reporting unit’s” (in the Company’s case, the Company as a whole) fair value with its carrying value. The fair value of the Company is an estimate of the amount for which the Company as a whole could be sold in a current transaction between willing parties. Generally, estimates of fair value are based on discounted cash flows. If the carrying value of the Company exceeds its estimated fair value, goodwill is written down to its implied fair value. Management has selected the end of the Company’s fiscal year as the date on which to either perform its annual impairment tests for goodwill or make the determination as to whether qualitative factors render it unnecessary.

For the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011 no impairment of goodwill was identified during the annual impairment testing.

Reclassifications
Certain prior year balances have been reclassified to conform to the current year financial statement presentation.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 2:                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events
The Company has evaluated, for potential recognition and disclosure, events subsequent to the date of the balance sheet through October 30, 2012, the date the financial statements were available to be issued.

NOTE 3:                      BUSINESS COMBINATION

Effective December 30, 2010, as described in Note 1, 100% of the shares of Metropolitan was extinguished and its membership interest was issued to the Company. This transaction has been accounted for as a business combination by the Company. In accordance with GAAP, the Company followed the guidance of the acquisition method of accounting. Management performed an analysis of the fair value of the identifiable assets acquired and liabilities assumed at the Effective Date.

The following summarizes the allocation of the fair values of assets acquired and liabilities assumed from Metropolitan:

ASSETS

Real estate, net	144,176,024
Lease intangibles, net	42,657,041
Cash and cash equivalents	6,258,385
Other assets	4,905,698

Total assets	197,997,148

LIABILITIES

Note payable	115,000,000
Lease intangibles, net	59,833,065
Other liabilities	2,759,535

Total liabilities	177,592,600

Net assets acquired	20,404,548
Total consideration paid	25,827,163

Goodwill	5,422,615

The above estimated fair values of assets acquired and liabilities assumed are based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. The total consideration paid by the Company exceeded the fair value of net assets acquired from Metropolitan by $5,422,615. The excess has been allocated to goodwill.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
 (Amounts in Dollars)

NOTE 4:                      REAL ESTATE

At June 30, real estate consists of the following:

	2012	2011 (Unaudited)
Building and improvements	144,361,278	144,256,213
Tenant improvements	5,554,953	836,824
	149,916,231	145,093,037
Less: accumulated depreciation	(5,844,130)	(1,879,198)
Total	144,072,101	143,213,839

Depreciation expense amounted to $3,964,933 and $1,848,411 for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011, respectively.

NOTE 5:                       LEASE INTANGIBLES

Lease intangibles and value of assumed lease obligations at June 30, 2012 was as follows:

	Leases in Place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	27,338,018	703,831	15,319,023	43,360,872	30,791,733	29,041,332	59,833,065
Less: accumulated amortization	(4,211,975)	(107,304)	(2,339,518)	(6,658,797)	(6,913,251)	(656,714)	(7,569,965)
Totals	23,126,043	596,527	12,979,505	36,702,075	23,878,482	28,384,618	$52,263,100

Lease intangibles and value of assumed lease obligations at June 30, 2011 was as follows (Unaudited):

	Leases In Place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	27,338,018	107,941	15,319,023	42,764,982	30,791,733	29,041,332	59,833,065
Less: accumulated amortization	(1,425,364)	(24,163)	(791,390)	(2,240,917)	(2,478,205)	(218,905)	(2,697,110)
Totals	25,912,654	83,778	14,527,633	40,524,065	28,313,528	28,822,427	57,135,955

The aggregate amortization of leases in-place and leasing costs included in depreciation and amortization expense for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011 was $2,869,752 and $1,449,527, respectively.

The aggregate amortization of above market ground leases included in ground rent expense for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011 was $437,809 and $218,905, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
 (Amounts in Dollars)

NOTE 5:                       LEASE INTANGIBLES (CONTINUED)

The aggregate amortization of above market leases included in base rental income for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011 was $1,548,128 and $791,390, respectively.

The aggregate amortization of below market leases included in base rental income for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011 was $4,435,046 and $2,478,205, respectively.

The estimated amortization expense of lease intangibles for each of the five years subsequent to June 30, 2012 and thereafter are as follows:

	Leases In-place	Leasing Costs	Above Market Leasing	Total	Below Market Leases	Above Market Ground Leases	Total
2013	2,735,208	150,615	1,548,129	4,433,952	3,287,163	437,809	3,724,972
2014	2,647,541	125,351	1,543,131	4,316,023	2,626,076	437,809	3,063,885
2015	2,589,009	103,453	1,442,937	4,135,399	2,511,975	437,809	2,949,784
2016	2,562,245	87,623	1,407,619	4,057,487	2,499,168	437,809	2,936,977
2017	2,561,941	71,972	1,407,619	4,041,532	2,495,973	437,809	2,933,782
Thereafter	10,030,099	57,513	5,630,070	15,717,682	10,458,127	26,195,573	36,653,700
Totals	23,126,043	596,527	12,979,505	36,702,075	23,878,482	28,384,618	52,263,100

NOTE 6:                       NOTES PAYABLE

Metropolitan was originally obligated to Royal Bank of Canada (the "Lender") pursuant to a loan agreement, dated July 9, 2007, for an aggregate principal balance of $210,000,000 (the "Original Principal" or the "Loan"). The Loan was evidenced by two note agreements, Note A and Note B (collectively, the "Note"), with a principal balance of $125,000,000 and $85,000,000, respectively. The Note required monthly payments of interest only through August 2013 and principal and interest through August 2017, the maturity date.

The Note bore interest at 6.58% per annum (the "Applicable Interest Rate") and was subject to an increase equal to the lesser of (i) the Applicable Interest Rate plus 5%, or (ii) the maximum interest rate that the borrower is permitted by law to pay (the "Default Rate") upon the occurrence of an event of default, as defined.

In June 2010, Metropolitan defaulted on its debt service payments and the Lender filed a summons and complaint against Metropolitan seeking to foreclose the Property and, as a result, Metropolitan was subject to interest at the Default Rate.

On December 30, 2010, pursuant to the Plan, the Note was amended and restated to provide for a reduction in the Original Principal of $210,000,000 to $130,000,000 (the "Amended Note"). The Member then made a principal repayment of $15,000,000 and, as a result, the outstanding balance of the Amended Note was $115,000,000 after the reorganization. The Amended Note bears interest at (i) the London InterBank Offered Rate ("LIBOR") plus 400 basis points, or (ii) Prime Rate plus Prime Rate Margin, if converted into a Prime Rate Loan, as defined. The Amended Note provides for a maximum interest rate of 5.25% through February 29, 2012 and 6.25% from March 1, 2012 through August 31, 2015 and matures on August 1, 2017. The interest rate was 4.24% and 4.26% at June 30, 2012 and 2011, respectively.  Interest expenses amounted to $4,905,399 for the year ended June 30, 2012 and $2,448,145 for the period November 3, 2010 (inception) to June 30, 2011.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 6:                      NOTES PAYABLE (CONTINUED)

Pursuant to a cash management agreement with the Lender, all rents collected are required to be deposited in a clearing account and all funds are disbursed in accordance with the Loan agreement, including the funding of all reserve accounts. In addition, after payment of debt service, operating expenses and other expenses, as defined, forty percent (40%) of all the remaining cash flow in the cash management account is applied to the outstanding principal balance of the Loan on a monthly basis. As of June 30, 2012 and 2011, the outstanding principal balance was $113,314,086 and $114,443,211, respectively.

The Amended Note is collateralized by the Property including all related facilities, amenities, fixtures and personal property owned by the borrower.

The Company pledged a first priority security interest in the Company’s membership interest in Metropolitan to the Lender as collateral security for the Amended Note.

NOTE 7:   GROUND LEASES

The Property was erected on a 26,135 square foot parcel of land (the "Site Area") of which 20,635 square feet is subject to a ground lease (the "Ground Lease") and an adjacent lot containing approximately 5,500 square feet ("Lot A") subject to a ground sub-sublease (the "Ground Sub-sublease").

The Ground Lease matures on the earlier of (i) April 30, 2077, (ii) the date of termination of the Ground Sub-sublease term or (iii) a date if sooner terminated, as defined. The Ground Lease provides for monthly ground rent of approximately $925,000 through April 30, 2012, $1,321,000 through April 30, 2013, and provides for annual increases of 2.5% beginning on May 1, 2013 through April 30, 2020.

On May 1, 2020, May 1, 2038 and every 10 years thereafter through May 1, 2068, (“Adjustment Years”) ground rent shall be adjusted to be the greater of (a) 1.03 times the base rent payable during the lease year immediately preceding the said Adjustment Year or (b) 7% of the fair market value of the land, as defined in the Ground Lease.

Monthly ground rent shall increase 3% annually for each lease year subsequent to the Adjustment Year. The Ground Sub-sublease is subject to a ground sublease and a prime lease. The ground sublease expires on April 29, 2080 (the "Ground Sublease") and the prime lease matures on April 30, 2080 (the "Prime Lease"). The Ground Sub-sublease matures on the earlier of (i) April 30, 2077, (ii) the expiration or earlier termination of the Prime Lease or (iii) the expiration or earlier termination date of the Ground Sublease, except for reason of default by the sublandlord as subtenant under the Ground Sublease or the sublandlord as subtenant under the Prime Lease provided that the lessees is not in default under the Ground Sub-sublease or the Ground Sublease.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 7:                      GROUND LEASES (CONTINUED)

The Ground Sub-sublease provides for monthly ground rent of $58,000 through April 30, 2010 and approximately $63,000 beginning on May 1, 2010 through April 30, 2020. On May 1, 2020, May 1, 2040 and May 1, 2060, ground rent shall be adjusted to 8% of the fair market value of Lot A, as defined.

For the year ended June 30, 2012, Ground Lease and Ground Sub-sublease expense amounted to $45,136,545 and $759,000, respectively, after giving effect to straight-line rent adjustments of $33,249,045 and $0, respectively. For the period November 3, 2010 (inception) to June 30, 2011, Ground Lease and Ground Sub-sublease expenses amounted to $22,568,272 and $379,500, respectively, after giving effect to straight-line rent adjustments of $17,020,772 and $0, respectively.

The Ground Lease also provides the Company with an option to purchase the land (the "Purchase Option"). The Purchase Option is exercisable on April 30, 2020, April 30, 2037 and on the last day of every 10th year thereafter (the "Purchase Date"). The Purchase Price, as defined in the Ground Lease, shall be the amount which together with all ground rent paid by the Company on or before the applicable Purchase Date yields an internal rate of return ("IRR") that equals the Target IRR in respect to the applicable Purchase Date as follows:

Purchase Date	Target IRR

April 30, 2020	7.47%
April 30, 2037	7.67%
April 30, 2047	7.92%
April 30, 2057	8.17%
April 30, 2067	8.42%
April 30, 2077	8.67%

In the event the Purchase Option is exercised on April 30, 2020, the Company shall pay a purchase price of approximately $521 million which is based upon an agreed land value of $317 million in July 2007 according to a Target IRR of 7.47%. The Ground Lease also provides for an option to demolish the Property ("Demolition Option") during the period beginning on May 1, 2055 and ending on April 30, 2072 (the "Demolition Period"). The Ground Lease lessor has the option to cause the Company to purchase the Property ("Put Option") at a then Put Price, as defined. The Put Option is exercisable during the period subsequent to the Demolition Option and prior to April 30, 2072.

Future minimum annual ground rents due before giving effect to the fair market value adjustments which are not determinable at the present time, through April 30, 2077 are as follows for the five years subsequent to June 30, 2012 and thereafter:

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 7:                      GROUND LEASES (CONTINUED)

	Ground Lease	Ground Sub-Lease	Total
2013	15,916,000	$759,000	16,675,000
2014	16,314,000	759,000	17,073,000
2015	16,722,000	759,000	17,481,000
2016	17,140,000	759,000	17,899,000
2017	17,568,000	759,000	18,327,000
Thereafter	2,892,963,000	2,150,500	2,895,113,500
Totals	2,976,623,000	5,945,500	2,982,568,500

NOTE 8:                      TENANT LEASES

The Company leases space in the Property to tenants under long-term non-cancelable operating leases.

Future minimum annual base rents due from non-cancelable operating leases in each of the five years subsequent to June 30, 2012 and thereafter are as follows:

2013	33,551,774
2014	32,315,015
2015	31,692,595
2016	31,835,140
2017	32,562,878
Thereafter	122,923,637
Total	284,881,039

For the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011, approximately 79% and 80%, respectively of the Company's base rent before amortization of above and below market bases was from one law firm tenant. Law firms accounted for approximately 83% and 86%, of the Property’s total base rent for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011, respectively.

At June 30, 2012 and 2011, the Property was approximately 86% and 89% leased, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 9:                      RELATED-PARTY TRANSACTIONS

On April 20, 2011, Lipstick Management LLC (“LM”), an affiliate of the Company, entered into an agreement with the Company’s lender which provides that the Company would be directly responsible for the Herald Square Management, LLC (“HSP”) fees. HSP is a 49% owner in LM. LM and the Company are affiliated by common ownership. These fees are based on a consulting agreement between LM and HSP which provides a monthly fee of $12,000. The HSP agreement was effective on January 1, 2011 and is for a term of one year, provided, however that the parties mutually agree to extend the agreement for another year at the end of the term. The parties have the right to terminate this agreement at any time upon thirty (30) days written notice served to the other party. The total management consulting fee for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011, included in management fees in the accompanying statement of operations, amounted to $144,000 and $72,000, respectively, of which $72,000 was unpaid at June 30, 2011 and included in due to related parties the accompanying consolidated balance sheet.

On May 3, 2011, the Company entered into an asset management agreement with LM. The Company is charged an asset management fee of 1.0% of Gross Revenues, as defined. Asset management fees incurred to the Manager amounted to $385,123 for the year ended June 30, 2012 and $64,114 for the period November 3, 2010 (inception) to June 30, 2011, of which $32,064 and $64,114 was unpaid at June 30, 2012 and 2011, respectively, and are included in due to related parties in the accompanying balance sheet. Asset management fees are included in management fees in the accompanying consolidated balance sheet.

During 2011, the Company entered into a construction management agreement with LM. Construction management fees expense amounted to $73,705 for the year ended June 30, 2012 and have been included in real estate in the accompanying balance sheet.

Effective August 1, 2011, LM leased retail space from the Company.  The total amount of rental income for the year ended June 30, 2012 amounted to $186,923.

Certain expenses, including legal, accounting and auditing, professional fees, and other miscellaneous expenses are paid by IRSA Inversiones y Representaciones Sociedad Anonima on behalf of the Company which will be reimbursed by the Company.  Such expenses amounted to  $75,844 and $158,214 for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011, respectively.

Balances with related companies are as follows:

Due from related party:	2012	2011 (Unaudited)
Lipstick Management LLC	124,274	- -
Due to related parties:
IRSA Inversiones y Representaciones
Sociedad Anonima	238,824	158,214
IRSA International, LLC	39,979	27,040
Lipstick Management LLC	32,064	136,114
Total	310,867	321,368

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 10:                    PROPERTY MANAGEMENT

On December 30, 2010, a property management agreement was entered into between the Member and CB Richard Ellis. The term of the property management agreement will continue on a month-to-month basis. The Company is charged a monthly property management fee of $22,917. The total property management fee for the year ended June 30, 2012 and for the period November 3, 2010 (inception) to June 30, 2011, included in management fees in the accompanying statement of operations, amounted to $275,000 and $137,500, respectively, of which $22,917 was unpaid and included in accounts payable and accrued expenses in the accompanying consolidated balance sheet as of June 30, 2012 and 2011.

NOTE 11:                      COMMITMENT

On November 15, 2010, the Company entered into a consent agreement with a former member of Metropolitan. The former member has agreed to consent to the Plan for a consideration of $3.5 million, payable as follows:

a)	$ 1 million, upon the Effective Date which was December 30, 2010,
b)	$ 833,333, six months after the Effective Date,
c)	$ 833,333 twelve months after the Effective Date, and
d)	$ 833,334, eighteen months after the Effective Date.

As of June 30, 2012, the entire amount of the consent fee has been paid, as of June 30, 2011 $1,666,667 was unpaid.

NOTE 12:                      FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of estimated fair values was determined by management using available market information. However, considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments at June 30, 2012 and 2011. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments:

The carrying amounts of prepaid expenses, tenant security deposits, and accounts payable and accrued expenses reported in the Company's consolidated balance sheet approximate fair value due to the short-term nature of these financial instruments.

The carrying amounts of notes payable and accrued interest payable approximate fair value because those financial instruments bear interest at variable rates that approximate current market rates for notes with similar maturities and credit quality.

The fair value of related party receivables and payables cannot readily be determined because there is no market for such instruments; therefore, these financial instruments are reported at cost.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2012 (Audited) and 2011 (Unaudited)
(Amounts in Dollars)

NOTE 12:                      FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Disclosure about fair value of financial instruments is based on pertinent information available to management as of June 30, 2012 and 2011.

Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since June 30, 2012 and 2011 current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 13: LITIGATION

The Company is party to certain legal proceedings arising out of the normal conduct of business. While the ultimate results of those proceedings against the Company cannot be predicted with certainty, management believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the company.