Form 20-F
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2013-10-31
CIK 933267

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2013

OR

	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Comission file number: 001-13542

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
Moreno 877 24th Floor
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

The number of outstanding shares of the issuer’s common stock as of June 30, 2013 was 578,676,460.

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

Large accelerated filer  ☐                Accelerated filer  ☒                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     ☐   Item 17   ☐     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐   Yes   ☒   No

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.

This annual report includes forward-looking statements, principally under the captions “Summary,” “Risk Factors,” “Operating and Financial Review and Prospects” and “Business Overview.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies;

•	changes in exchange rates or regulations applicable to currency exchanges or transfer;

•	unexpected developments in pending litigation;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

•	the risk factors discussed under Item 3 “Key Information – (d) Risk Factors”.

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

This annual report contains our audited consolidated financial statements as of June 30, 2013 and 2012, and for the fiscal years ended June 30, 2013 and 2012 (our “audited consolidated financial statements”), which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm (“Price Waterhouse & Co.”), whose report is included herein.

Pursuant to Resolution No. 562/09 of the Argentine Securities and Exchange Commission (the “Comisión Nacional de Valores” or the “CNV”, per its acronym in spanish), as subsequently amended by Resolution No. 576/10, all listed companies in Argentina with certain exceptions (i.e. financial institutions and insurance entities) were required to present their audited consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Therefore, we have prepared our audited consolidated financial statements under IFRS for the first time for our financial year ended June 30, 2013, which included comparative financial information for the year ended June 30, 2012. All IFRS standards issued by the IASB effective at the time of preparing the audited consolidated financial statements have been applied. In addition, we have applied certain IFRS standards which were not effective as of June 30, 2013 but for which earlier adoption was permitted.

The opening IFRS statement of financial position was prepared as of our transition date of July 1, 2011. Prior to the adoption of IFRS, we prepared our audited consolidated financial statements in accordance with generally accepted accounting principles used in Argentina, as set forth by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”). We also complied with the regulations of the CNV.

The application of IFRS 1 “First Time Adoption of IFRS” required us to adopt accounting policies based on the standards and interpretations effective at the reporting date of our first IFRS financial statements (June 30, 2013). As a result of adopting IFRS, we have changed many of our previous accounting policies. These IFRS accounting policies have been applied consistently in preparing our audited consolidated financial statements, and in the preparation of the opening IFRS statement of financial position at transition date.

In preparing the opening IFRS statement of financial position, we have adjusted amounts reported previously in our audited consolidated financial statements prepared in accordance with Argentine GAAP. An explanation of how the transition from Argentine GAAP to IFRS has affected our financial performance and financial position is set out in the following table.

	July 1, 2011 (1)	June 30, 2012 (1)
Total shareholders’ equity under Argentine GAAP attributable to IRSA	Ps. 2,313,687	Ps. 2,335,279
Revenue recognition – “scheduled rent increases”	51,991	78,479
Revenue recognition – “letting fees”	(35,447)	(44,446)
Trading properties	(29,315)	(18,946)
Pre-operating and organization expenses	(22,002)	(22,083)
Goodwill	425,839	406,526
Non-current investments – financial assets	151,411	138,204
Initial direct costs on operating leases	698	946
Tenant deposits	114	329
Impairment of financial assets	(2,088)	(519)
Present value accounting – tax credits	11,231	5,917
Investments in associates	(56,224)	(152,163)
Investments in joint ventures	(16,716)	(11,219)
Acquisition of non-controlling interest	-	(15,178)
Amortization of cost debts	110	123
Deferred income tax	(15,748)	(24,409)
Non-controlling interest on adjustment above	(26,537)	(27,499)
Subtotal shareholders’ equity under IFRS attributable to IRSA	2,751,004	2,649,341
Non-controlling interest	331,609	390,428
Total shareholders’ equity under IFRS	3,082,613	3,039,769

June 30, 2012 (1)
Net comprehensive income under Argentine GAAP attributable to IRSA	Ps. 280,081
Revenue recognition – “scheduled rent increases”	26,488
Revenue recognition – “letting fees”	(8,999)
Trading properties	10,369
Pre-operating and organization expenses	(81)
Goodwill	(19,398)
Non-current investments – financial assets	(13,207)
Initial direct costs on operating leases	248
Tenant deposits	215
Impairment of financial assets	1,569
Present value accounting – tax credits	(5,314)
Investments in associates	(89,857)
Investments in joint ventures	5,497
Acquisition of non-controlling interest	1,245
Amortization of cost debts	13
Currency translation	32,518
Deferred income tax	(9,206)
Non-controlling interest on adjustment above	(8,290)
Subtotal Net comprehensive income under IFRS attributable to IRSA	203,891
Non-controlling interest	20,785
Total net comprehensive income under IFRS attributable to IRSA	224,676

June 30, 2012 (1)
Other comprehensive income under Argentine GAAP attributable to IRSA	45,851
Goodwill	85
Investments in associates	(6,082)
Currency translation	(32,518)
Deferred income tax	544
Non-controlling interest on adjustment above	6,622
Subtotal other comprehensive income under IFRS attributable to IRSA	14,502
Non-controlling interest	180
Total other comprehensive income under IFRS attributable to IRSA	14,682

(1) In thousands of Pesos.

Note 3 to our audited consolidated financial statements included in Item 18 of this annual report on Form 20-F contains a thorough description of the application of the optional exemptions and mandatory exceptions under IFRS 1 together with the required reconciliations of Argentine GAAP to IFRS and a detailed explanation of the adjustments.

MARKET DATA

In this annual report where we refer to “Peso”, “Pesos”, or “Ps.” we mean Argentine pesos, the lawful currency in Argentina; when we refer to “USD”, or “US$” we mean United States dollars, the lawful currency of the United States of America; and when we refer to “Central Bank”, or “BCRA” or “Argentine Central Bank”, we mean the Argentine Central Bank.

Market data used throughout this annual report was derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable. Certain market data which appear herein (including percentage amounts) may not sum due to rounding.

Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the offer exchange rate quoted by Banco de la Nación Argentina for June 30, 2013, which was Ps. 5.388 = US$ 1.00, respectively. We make no representation that the Peso or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

This item is not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3.	Key Information

A. Selected Consolidated Financial Data

The following selected consolidated financial data has been derived from our audited consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with our audited consolidated financial statements and the discussion in Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2013 and 2012 and the selected consolidated balance sheet data as of June 30, 2013 and 2012 and as of July 1, 2011 have been derived from our audited consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co.

Summary Consolidated Financial and Other Information for IRSA

	For the fiscal year ended June 30,
	2013	2013	2012
	(in thousands of US$) (ii)	(in thousands of Ps., except ratios and per share data) (i)
Audited Consolidated Statement of Income
Revenues	405,935	2,187,180	1,790,316
Costs	(201,858)	(1,087,611)	(858,658)
Gross Profit	204,077	1,099,569	931,658

Gain from disposal of investment properties	34,107	183,767	116,689
General and administrative expenses	(36,162)	(194,841)	(174,347)
Selling expenses	(19,697)	(106,125)	(84,773)
Other operating results, net	17,310	93,268	(32,446)
Profit from operations	199,636	1,075,638	756,781

Share of (loss) /profit of associates and joint ventures	(1,372)	(7,391)	11,660
Profit before financial results and income tax	198,264	1,068,247	768,441

Financial income	25,484	137,308	105,864
Finance cost	(144,190)	(776,896)	(530,870)
Other financial results	259	1,396	(1,821)
Financial results, net	(118,447)	(638,192)	(426,827)
Income before tax	79,817	430,055	341,614
Income tax	(24,656)	(132,847)	(116,938)
Net Income	55,161	297,208	224,676

Attributable to
Equity holders of the parent	44,309	238,737	203,891
Non-controlling interest	10,852	58,471	20,785

Profit per share attributable to equity holders of the parent:
Basic	0.08	0.41	0.35
Diluted	0.08	0.41	0.35

Net Income	55,161	297,208	224,676
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	10,542	56,799	14,682

Other comprehensive income for the year	10,542	56,799	14,682
Total other comprehensive income for the year	65,703	354,007	239,358

Attributable to
Equity holders of the parent	53,438	287,926	218,393
Non-controlling interest	12,264	66,081	20,965

CASH FLOW DATA
Net cash generated from operating activities	160,240	863,373	691,882
Net cash used in investing activities	(8,517)	(45,892)	(246,776)
Net cash used in financing activities	(56,843)	(306,268)	(492,857)

	IFRS For the fiscal years ended
	June 30,			July 1,
	2013	2013	2012	2011
	(in thousands of US$)(ii)	(in thousands of Ps. except ratios) (i)
Audited Consolidated Statements of Financial Position
ASSETS
Non-Current Assets
Investment properties, net	741,004	3,992,530	3,275,226	3,340,081
Property, plant and equipment, net	39,472	212,673	228,033	235,245
Trading properties	33,115	178,425	167,109	155,876
Intangible assets, net	14,783	79,653	29,389	31,900
Investment in associates and joint ventures	264,279	1,423,936	1,445,815	1,373,215
Deferred income tax assets	15,820	85,236	34,255	17,903
Income tax receivables	24,144	130,086	103,263	78,387
Restricted assets	2,019	10,881	-	-
Trade and other receivables, net	15,799	85,126	93,109	86,622
Investments in financial assets	49,639	267,455	655,660	432,676
Derivative financial instruments	3,936	21,208	18,434	60,442
Total Non-Current Assets	1,204,011	6,487,209	6,050,293	5,812,347

Current Assets
Trading properties	2,169	11,689	9,714	26,115
Inventories	3,029	16,321	15,659	6,820
Restricted assets	190	1,022	-	-
Trade and other receivables, net	142,786	769,333	475,877	419,995
Investments in financial assets	45,296	244,053	78,909	65,076
Cash and cash equivalents	147,903	796,902	259,169	301,559
Total Current Assets	341,373	1,839,320	839,328	819,565

TOTAL ASSETS	1,545,384	8,326,529	6,889,621	6,631,912

SHAREHOLDERS´ EQUITY
Share capital	107,401	578,676	578,676	578,676
Inflation adjustment of share capital	22,890	123,329	274,387	274,387
Share premium	147,202	793,123	793,123	793,123
Acquisition of additional interest in subsidiaries	(3,857)	(20,782)	(15,714)	-
Cumulative translation adjustment	9,424	50,776	14,502	-
Changes in non-controlling interest
Equity-settled compensation	1,533	8,258	2,595	-
Legal reserve	15,802	85,140	71,136	57,031
Reserve for new developments	91,396	492,441	419,783	391,262
Special reserve	73,357	395,249	-	-
Retained earnings	44,419	239,328	510,853	656,525
Equity attributable to equity holders of the parent	509,565	2,745,538	2,649,341	2,751,004
Non-controlling interest	71,483	385,151	390,428	331,609
TOTAL SHAREHOLDERS´ EQUITY	581,048	3,130,689	3,039,769	3,082,613

LIABILITIES
Non-Current Liabilities
Trade and other payables	39,183	211,118	166,656	149,355
Borrowings	542,435	2,922,642	2,048,397	1,725,272
Deferred income tax liabilities	73,485	395,936	411,232	485,032
Payroll and social security liabilities	586	3,160	-	-
Provisions	10,716	57,737	17,823	12,881
Total Non-Current Liabilities	666,406	3,590,593	2,644,108	2,372,540

Current Liabilities
Trade and other payables	127,851	688,861	500,926	414,186
Income tax liabilities	14,674	79,065	104,869	57,791
Payroll and social security liabilities	9,096	49,010	39,607	34,089
Derivative financial instruments	321	1,732	-	-
Borrowings	143,380	772,529	557,896	667,587
Provisions	2,608	14,050	2,446	3,106
Total Current Liabilities	297,930	1,605,247	1,205,744	1,176,759

TOTAL LIABILITIES	964,336	5,195,840	3,849,852	3,549,299

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	1,545,384	8,326,529	6,889,621	6,631,912

	As of June 30,
	2013	2013	2012
OTHER FINANCIAL DATA	(in thousands of US$) (ii)	(in thousands of Ps., except ratios, per share and per ADS data) (i)

Basic net income per share	0.076	0.41	0.35
Diluted net income per share	0.076	0.41	0.35
Basic net income per ADS	3.044	16.40	3.50
Diluted net income per ADS	3.044	16.40	3.50
Weighted – average number of common shares outstanding	578,676	578,676	578,676
Diluted weighted – average number of common shares	578,676,460	578,676,460	578,676,460
Depreciation and amortization	40,835	220,021	168,877
Capital expenditures	170,912	920,874	133,877
Working capital	43,443	234,073	(366,416)
Ratio of current assets to current liabilities	0.21	1.15	0.70
Ratio of shareholders’ equity to total liabilities	0.11	0.60	0.79
Ratio of non-current assets to total assets	0.14	0.78	0.88
Dividend Paid	(44,479)	(239,652)	(262,724)
Dividends per share	(0.08)	(0.41)	(0.45)
Dividends per ADS	(3.07)	(16.57)	(18.16)
Number of shares outstanding	578,676,460	578,676,460	578,676,460
Share Capital	107,401	578,676	578,676

1.	In thousands of Pesos, except ratios. Totals may not sum due to rounding.
2.
Solely for the convenience of the reader we have translated Peso amounts into U.S. dollars at the exchange rate quoted by Banco de la Nación Argentina as of June 30, 2013, which was Ps. 5.388 per US$ 1.0 as of June 30, 2013. We make no representation that the Argentine Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Totals may not sum due to rounding.

Exchange Rate

In April 1991, Argentine law established a fixed exchange rate according to which the Central Bank was statutorily obligated to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted Law No. 25,561 (the “Public Emergency Law”), abandoning over ten years of fixed Peso-U.S. dollar parity at Ps.1.00 per US$1.00. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002. As of October 24, 2013 the exchange rate was Ps. 5.8700 = US$1.00 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. During the fiscal year 2011, fiscal year 2012 and fiscal year 2013, the Central Bank has indirectly affected the exchange rate market, through active participation with the purpose of isolating external effects and maintaining a stable parity.

The following table presents the high, low, average and period closing exchange rate for the average ask / bid of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing(4)
Fiscal year ended June 30, 2009	3.7780	2.9940	3.3862	3.7770
Fiscal year ended June 30, 2010	3.9130	3.6360	3.8255	3.9110
Fiscal year ended June 30, 2011	4.0900	3.9110	3.9810	4.0900
Fiscal year ended June 30, 2012	4.5070	4.0900	4.2808	4.5070
Fiscal year ended June 30, 2013	5.3680	4.5050	4.8914	5.3680
July, 2013	5.4850	5.3700	5.4218	5.4850
August, 2013	5.6520	5.4910	5.5625	5.6520
September, 2013	5.7730	5.6660	5.7173	5.7730
As of October 24, 2013	5.8500	5.7800	5.8152	5.8500

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year, month or partial period described in the table above.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year, month or partial period described in the table above.
(3)	Average exchange rate for the fiscal year, month or partial period described in the table above.
(4)	Average of the selling rate and buying rate.

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

C. Reasons for the Offer and Use of Proceeds

This item is not applicable.

D. Risk Factors

You should consider the following risks described below, in addition to the other information contained in this annual report. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares and Global Depositary Shares (“GDSs”), involves a high degree of risk, including the possibility of loss of your entire investment.

Argentina’s growth may not be sustainable.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Although the economy has recovered significantly since then, uncertainty remains as to whether the recent growth is sustainable, since it has depended, to a significant extent, on favorable exchange rates, high commodity prices and excess production capacity. The recovery, however, has resulted in inflation and has intensified the country’s need for capital investment, with many sectors, particularly the energy sector, operating near full capacity. Additionally, the global financial crisis and economic downturn of 2008 has had a significant adverse impact on the country’s performance and could remain a factor in the foreseeable future.

In 2012, the Argentine GDP increased by 2.1%, according to data published by the National Institute of Statistics (“Instituto Nacional de Estadísticas y Censos” or the “INDEC”). For the six months ended June 30, 2013, GDP increased 7.3% relative to the same period the prior year, according to data published by the INDEC. As of June 30, 2013, the Monthly Economic Activity Estimator (“Estimador Mensual de Actividad Económica” or the “EMAE”) increased 5.7%, relative to the same period the prior year, according to data published by the INDEC.

The economic and financial slowdown in certain European countries, the United States, and certain other important commercial partners of Argentina, may imply a decline in the international demand for Argentine products, which could have a material adverse effect on our financial condition and the results of operations. Moreover, the country’s relative stability since 2002 has been affected by increased political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

The devaluation of the Peso since January 2002 has created pressures on the domestic price system that generated high inflation throughout 2002, before inflation substantially stabilized in 2003. In fiscal years 2009, 2010, 2011, 2012 and 2013, inflation according to the INDEC was 8.5%, 11.0%, 9.7%, 9.9% and 10.5%, respectively, in part due to actions implemented by the Argentine government to control inflation, including limitations on exports and price arrangements agreed upon with private companies. The uncertainty surrounding future inflation may impact the country’s growth.

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

Additionally, high inflation would also undermine Argentina’s foreign competitiveness and adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of the Peso devaluation on the export-oriented sectors of the Argentine economy will decrease the level of economic activity in the country. In turn, a portion of the Argentine debt is adjusted by the Coefciente de Estabilización de Referencia, (“CER Index”, per its acronym in Spanish), a currency index that is strongly tied to inflation. Therefore, any significant increase in inflation would cause an increase in Argentina’s debt and, consequently, the country`s financial obligation.

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC modified its methodology used to calculate the consumer price index, which is calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. Several economists, as well as the international and Argentine press, have suggested that this change in methodology was related to the policy of the Argentine government intended to curb the increase of inflation and consequently reduce payments on the outstanding inflation-linked bonds issued by Argentina. At the time that the INDEC adopted this change in methodology the Argentine government also replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. In addition, the International Monetary Fund (“IMF”) requested to clarify its inflation rates several times.

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

The aforementioned 2008 consumer price index has been criticized by economists and investors after its debut report found prices rising well below expectations. These events have negatively affected the credibility of the consumer price index published by the INDEC, as well as other indexes published by the INDEC which require the consumer price index for their own calculation, including the poverty index, the unemployment index and real gross domestic product index. Argentina’s inflation rate may be significantly higher than the rates indicated by official reports.

In December 2010, the Argentine government agreed to meet with an official IMF team which arrived in Argentina to assist the INDEC with the development of a new national price index. In April 2011, the IMF team completed the second technical mission to assist on the design and methodology of a new national price index. As of the date of this annual report, the argentine government has informed to the IMF that a new nationwide consumer price index will be applied in the foreseeable future, furthermore the argentine government has stated that the new figures from the new consumer price may be differ with the consumer price now emplaced; in that sense all Argentine provinces have already signed an agreement to enter into the aforementioned new consumer price index, which will be submitted to the IMF during November 2013.

Any required correction or restatement of the INDEC indexes could result in a significant further decrease in confidence in the Argentine economy, which could , in turn, have an adverse effect on our ability to access international capital markets to finance our operations and growth, which could, in turn, adversely affect our results of operations and financial conditions and cause  the market value of our GDSs to decline.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.

In 2005, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. As a result of the restructuring the Argentine government announced that it had approximately US$ 129.2 billion in total gross public debt as of December 31, 2005. Certain bondholders that did not participate in that restructuring, mainly from the United States, Italy and Germany, filed legal actions against Argentina to collect on the defaulted bonds. Many of these proceedings are still pending as of this date and holdout creditors may initiate new suits in the future.

In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Central Bank in an amount equal to approximately US$ 6.5 billion. However, as of the date of this Annual Report, the National Government has not yet cancelled such debt. If no agreement with the Paris Club creditor nations is reached, financing from multilateral financial institutions may be limited or not available.

In addition, foreign shareholders of several Argentine companies have filed claims before the International Center for the Settlement of Investment Disputes (“ICSID”) alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Since May 2005, the ICSID tribunals have issued several awards against Argentina. Only the cases “CMS v. Argentina”, “Azurix v. Argentina” and “Vivendi v. Argentina” are currently final. This decisions required the Argentine government to pay US$ 133.2 million, US$ 165.2 million and US$ 105 million, respectively. During the month of October 2013, the Argentinean Government has announced that has arrived to an agreement to settle the aforementioned claims against Argentina, in a settlement agreement which establishes a 25% nominal haircut, and the investment in newly sovereign bonds of Argentina to be issued amog others.

In April 30, 2010, Argentina launched a new debt exchange to holders of the securities issued in the 2005 debt exchange and to holders of the securities that were eligible to participate in the 2005 debt exchange (other than brady bonds) to exchange such debt for new securities and, in certain cases, a cash payment. As a result of the 2005 and 2010 exchange offers, Argentina restructured over 91% of the defaulted debt eligible for the 2005 and 2010 exchange offers. The creditors who did not participate in the 2005 or 2010 exchange offers may continue their pursuit of a legal action against Argentina for the recovery of debt, which could adversely affect Argentina’s access to the international capital markets.

Argentina’s past default and its failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors may limit Argentina’s ability to reenter the international capital markets. Litigation initiated by holdout creditors as well as ICSID claims have resulted and may continue to result in judgments and awards against the Argentine government which, if not paid, could prevent Argentina from obtaining credit from multilateral organizations. Judgment creditors have sought and may continue to seek to attach or enjoin assets of Argentina. In addition, various creditors have organized themselves into associations to engage in lobbying and public relations concerning Argentina’s default on its public indebtedness. Such groups have over the years unsuccessfully urged passage of federal and New York state legislation directed at Argentina’s defaulted debt and aimed at limiting Argentina’s access to the U.S. capital markets. Although neither the United States Congress nor the New York state legislature has taken any significant steps towards adopting such legislation, we can make no assurance that the enactment of a new legislation or other political actions designed to limit Argentina’s access to capital markets will not take effect.

Furthermore, in April 2010, a Court of New York granted an attachment over reserves of the Argentine Central Bank in the United States requested by creditors of Argentina on the theory that the Central Bank was its alter ego.  On July 2011, an appeals court reversed that ruling, stating that the assets of the Central Bank were protected by law.  Plaintiffs have petitioned the United States Supreme Court to review the appeals court decision and, as of the date of this annual report, the United States Supreme Court has turned down a petition by Argentina to reconsider a lower-court order requiring it to pay creditors upwards of $1.4 billion. In August, the U.S. 2nd Circuit Court of Appeals in New York ruled against Argentina in a separate issue in the same dispute. At the time, however, it put a stay on any action until the Supreme Court decided whether to hear the nation’s previously submitted petition; meanwhile, Argentina has appealed the August circuit-court ruling, and if that is rejected, the country could file a separate request to the Supreme Court.

As a result of Argentina’s default and the events that have followed it, the argentine government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations.  Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth, which could adversely affect our results of operations and financial condition.

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

Certain measures that may be taken by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations

In November 2008, the Argentine Government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”) (See “The nationalization of Argentina’s pension funds has materially and adversely affected local capital markets”, in this section). More recently, the Argentine Government, has promoted a model of increase state participation in the economy through welfare programs, exchange and price control and the promotion of state owned companies. We cannot assure you that these or other measures that may be adopted by the Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, among others, will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and GDSs.

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

The nationalization of Argentina’s pension funds has materially and adversely affected local capital markets.

Under Law No. 26,425, which was published in the Official Gazette in December 2008, the Argentine government transferred approximately Ps. 94.4 billion (US$ 29.3 billion) in assets held by the country’s private Administradoras de Fondos de Jubilaciones y Pensiones (pension funds, or “AFJPs” per its Spanish acronym) to the social security agency (“ANSES”) managed by the National State.

Law No. 26,425 was supplemented, among others, by Decree No. 2103/2008 which describes the composition of the fund (“Fondo de Garantia de Sustentabilidad”) managed by ANSES and the directions for the management thereof; in turn, Decree No. 2104/08 regulates the matters concerning the transfer to the Argentine government of the contributions and all the documentation of the members of the former AFJP´s regime retroactive as of December 1, 2008.

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

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Central Bank. On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. If similar restrictions are enacted by the Argentine government or the Central Bank in the future, it could have an adverse effect on our business. Even though, there is no legal restriction currently in effect in connection with the payment of dividends abroad, there has been some delays to access to the “Mercado Único y Libre de Cambios” in order to purchase foreign currency under this concept.

Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are beyond our control. We cannot assure you that property values will increase. Many of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina could materially affect our business.

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

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries, including. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy remains vulnerable to external shocks, including those related or similar to the global economic crisis that began in 2008 and the recent uncertainties surrounding European sovereign debt. For example, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, Ireland, Italy, Portugal and Spain, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide. Should measures taken by the European Union be insufficient to restore confidence and stability to the financial markets, any recovery of the global economy, including the U.S. and European Union economies, could be hindered or reversed, which could negatively affect the Argentine economy, and in turn our business and results of operations.

In addition, Argentina is also affected by the economic conditions of major trade partners, such as Brazil and/or countries that have influence over world economic cycles, such as the United States and China. If these developing countries, such as Brasil and China, which are also Argentina’s trade partners, fall into a recession the Argentine economy would be affected by a decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

If prices for Argentina’s main commodity exports decline, such decline could have an adverse effect on Argentina’s economic growth and on our business.

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. High commodity prices have contributed significantly to government revenues from taxes on exports. Fluctuations in prices for commodities exported by Argentina and a significant increase in the value of the Peso (in real terms) may reduce Argentina’s competitiveness and significantly affect the country’s exports. A decrease in exports could affect Argentina’s economy, have a material adverse effect on public finances due to a loss of tax revenues, cause an imbalance in the country’s exchange market which, in turn, could lead to increased volatility with respect to the exchange rate. In addition, and more importantly in the short term, a significant appreciation of the Peso could materially reduce the Argentine government’s revenues in real terms and affect its ability to make payments on its debt obligations, as these revenues are heavily derived from export taxes (withholdings). This could worsen the financial condition of the Argentine public sector, which could adversely affect the Argentine economy, as well as our financial condition and operating results.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of prolonged recession, and the forced conversion into Pesos and subsequent freeze of gas and electricity tariffs in Argentina, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase.

The federal government has been taking a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production and transportation capacity and energy generation and transportation capacity over the medium-and long-term fails to materialize on a timely basis, economic activity in Argentina could be curtailed which may have a significant adverse effect on our business.

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

If any one or more of the foregoing conditions were to affect our business, it could have a material adverse effect on our financial condition and results of operations. Even though some of these conditions have occurred in the past the company hasn´t been significantly affected.

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

In addition, we may face contractors’ claims for the enforcement of labor laws in Argentina (sections 30, 31, 32 under Law No. 20,744), for joint and several liability. Many companies in Argentina hire personnel from third-party companies that provide outsourced services, and sign indemnity agreements in the event of labor claims from employees of such third company that may affect the liability of such hiring company. However, in recent years several courts have denied the existence of independence in those labor relationships and therefore declared joint and several liabilities for both companies.

While our policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, we are nevertheless subject to risks associated with the construction of properties, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs, that may exceed original estimates, possibly making the associated investment unprofitable. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm our operating results.

The real estate industry in Argentina is increasingly competitive.

Our real estate and construction activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to the scarcity of properties in sought-after locations and the increasing number of local and international competitors.

Furthermore, the Argentine real estate industry is generally highly competitive and fragmented, and does not have high barriers to entry restricting new competitors. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business in Argentina, further increasing this competition. To the extent that one or more of our competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected. If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

In addition, many of our shopping centers are located in close proximity to other shopping centers, numerous retail stores and residential properties. The number of comparable properties located near our properties could have a material adverse effect on our ability to lease retail space at our shopping centers or sell units in our residential complexes and on the rent price or the sale price that we are able to charge. We cannot assure you that other shopping center operators, including international shopping center operators, will not invest in Argentina in the near future. As additional companies become active in the Argentine shopping center market, such increased competition could have a material adverse effect on our results of operations.

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

We own several plots of land which are not yet zoned for the type of projects we intend to develop. In addition, we do not have the required land-use, building, occupancy and other required governmental permits and authorizations. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed or rejected. Moreover, we may be affected by building moratorium and anti-growth legislation. If we are unable to obtain all of the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

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

Any of these actions could result in the termination of the tenants´ leases and the loss of rental income attributable to the terminated leases. In addition, we cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms. The loss of rental revenues from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to meet debt and other financial obligations.

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

An adverse economic environment for real estate companies may adversely impact our results of operations and business prospects.

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

We had, and expect to continue to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2013, our consolidated financial debt was Ps.3,695 million (including short-term and long-term debt, accrued interest and deferred financing costs).

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

In recent years, the credit crisis had a significant negative impact on businesses around the world. The impact of a crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of their products and the inability or failure on their part to meet their payment obligations which could have a material adverse effect on our results of operations and liquidity.

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

An increase in operating costs, caused by inflation or other factors, could have a material adverse effect if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of our shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by potential recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave our shopping centers. If an international financial crisis has a substantial impact on economic activity in Argentina, it will likely have a material adverse effect on the revenues from the shopping center activity.

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

Serious illnesses and pandemics, such as the 2009 outbreak of Influenza A H1N1 virus, (the “Swine Flu”), have in the past adversely affected consumer and tourist activity, may do so in the future and may adversely affect our results of operations.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments´ enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. We cannot assure you that a new outbreak or health hazard will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses.

We are subject to risks inherent to the operation of office buildings that may affect our profitability.

Office buildings are subject to various factors that affect their development, administration and profitability. The profitablity of our office buildings may be affected by:

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

•
changes in tourism and travel patterns, including seasonal changes and changes due to pandemic outbreaks, such as the Swine Flu virus or weather phenomenon or other natural events, such as the eruption of the Puyehué volcano in June 2011;

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

Our principal properties are located in Argentina. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competing properties in a particular area could have a material adverse effect on our ability to lease retail space at our shopping centers or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. To date, there have been relatively few companies competing with us for shopping center properties. However, if additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on our results of operations.

Our assets are concentrated in the Buenos Aires area.

Our principal properties are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of our revenues are derived from such properties. For our fiscal years ended June 30, 2012 and 2013, approximately 81% and 83% of our consolidated revenues were derived from properties in the Buenos Aires metropolitan area including the City of Buenos Aires. Although we own properties and may acquire or develop additional properties outside Buenos Aires, we expect continued dependence to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations.

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

In 1991, Indarsa purchased 90% of Tandanor, a formerly government-owned company, which owned a large piece of land near Puerto Madero of approximately 8 hectares, divided into two spaces: Planta 1 and 2. After the purchase of Tandanor by Indarsa, in June 1993 Tandanor sold “Planta 1” to Puerto Retiro, for a sum of US$18 million pursuant to a valuation performed by J.L. Ramos, a well-known real estate brokerage firm in Argentina. Indarsa failed to pay to the Argentine government the outstanding price for its purchase of the stock of Tandanor. As a result, the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was its holding in Tandanor, the Argentine government is seeking to extend Indarsa’s bankruptcy to the companies or individuals, which, according to its view, acted as a single economic group. In particular, the Argentine government has requested the extension of the bankruptcy to Puerto Retiro, which acquired Planta 1 from Tandanor.

The time for producing evidence in relation to these legal proceeding has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the above-mentioned criminal procedure that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution is not final because it was appealed. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps. 44.9 million, as of June 30, 2013, would be lost. As of June 30, 2013, we had not established any reserve with respect to this contingency.

Property ownership through joint ventures or minority participation may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, in our Shopping Center segment, as of June 30, 2013, we owned approximately 95.7% of Alto Palermo. Through our subsidiary Alto Palermo, we own 80% of Panamerican Mall S.A., while another 20% is owned by Centro Comercial Panamericano S.A and 50% of Quality Invest S.A.. In our Development and Sales of

 Properties segment, we have ownership of 50% in Puerto Retiro and 50% in Cyrsa S.A. In our Hotels segment, we own 50% of the Llao Llao Hotel, while the other 50% is owned by the Sutton Group. We own 80% of the Hotel Libertador, Hoteles Sheraton de Argentina S.A. owns 20%. We own 76.34% of Hotel Intercontinental. In the Financial Operations and Others segment, we own approximately 29.77% of Banco Hipotecario, while the Argentine government has a controlling interest. Finally, we own a 49% interest in Metropolitan, 49% in a building located at Madison Avenue in New York and holds voting rights with respect to a 34% interest in Supertel Hospitality Inc.

We could engage in a dispute with one or more of our joint venture partners that might affect our ability to operate a jointly owned property. Moreover, our joint venture partners may at any time, have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, our joint venture partners may have competing interests in our markets that could create conflicts of interest. If the objectives of our joint venture partners are inconsistent with our own objectives, we will not be able to act exclusively in our interests.

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

Our success depends on the continued employment of Eduardo S. Elsztain, our Chief Executive Officer and Chairman of the Board of Directors, and certain members of our board of directors and senior management, who have significant expertise and knowledge of our business and industry. The loss of or interruption in his services for any reason could have a material adverse effect on our business. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel. A failure to hire or retain qualified personnel may have a material adverse effect on our financial condition and results of operations.

We may face potential conflicts of interest relating to our principal shareholders.

Our largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through Cresud S.A.C.I.F.y A. (“Cresud”). As of June 30, 2013, such beneficial ownership consisted of: (i) 378,753,404 common shares held by Cresud, (ii) 3,467,920 common shares held by Inversiones Financieras del Sur S.A., and (iii) 900 common shares held directly by Mr. Elsztain.

Conflicts of interest between our management, Cresud and our affiliates may arise in the performance of our business activities. As of June 30, 2013, Mr. Elsztain also beneficially owned (i) approximately 39.01% (on a fully diluted basis) of Cresud’s common shares and (ii) approximately 95.7% of the common shares of our subsidiary Alto Palermo. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Due to the currency mismatches between our assets and liabilities, we may have significant currency exposure.

As of June 30, 2013, the majority of our liabilities, such as our 7.45%, 8.5% and 11.5% notes due 2014, 2017 and 2020 respectively and Alto Palermo’s Series I Notes are denominated in U.S. dollars, while a significant portion of our revenues and assets as of June 30, 2013, are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the Dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

The shift of consumers to purchasing goods over the Internet may negatively affect sales in our shopping centers.

During the last years, Internet retail sales have grown significantly in Argentina, even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods. We believe that this trend is likely to continue. If e-commerce and retail sales through the Internet continue to grow, consumers’ reliance on traditional distribution channels such as our shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects

Risks Related to our Investment in Banco Hipotecario

As of June 30, 2013, we owned approximately 29.77% of the outstanding capital stock of Banco Hipotecario (without considering treasury shares) which represented 12.45 % of our consolidated assets as of such date. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina.

These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to Government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

The Argentine financial system’s growth and profits are partially dependent upon changes in long-term funding.

Due to the global economic recession, Argentina’s banking industry underwent a significant slow-down, which was reterted in late 2009. Although the extension of credit to the private section rose by late 2009, year-end results exhibited a smaller expansion. Loans to the private sector rose in subsequent years. Despite the recovery in credit extension, the recovery of the long-term credit market (i.e., mortgage and pledge loans) makes progress at a slower pace.

If longer-term financial intermediation did not grow, the ability of financial institutions to generate more profits could be adversely affected. Although deposits with the financial system have risen since 2002, most placements are sight deposits or a short term deposit, which exposes the banks, engaged in long-term credit extension to liquidity risk and intensifies their need to depend on the Argentine Central Bank as a potential liquidity guarantor.

The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario S.A. to retain the confidence of depositors.

The measures implemented by the Argentine Government in late 2001 and early 2002, in particular the restrictions imposed on depositors’ ability to withdraw money freely from banks and the pesification and restructuring of their deposits, resulted in losses for many depositors and undermined their confidence in the Argentine financial system. Although the financial system has seen a recovery in the amount of deposits since 2002 (measured in Pesos), Banco Hipotecario may not assure that this trend will continue and that the deposit base of the Argentine financial system, including Banco Hipotecario’s, will not be negatively affected in the future by adverse economic, social and political events.

If, in the future, depositor confidence weakens and the deposit base contracts, such loss of confidence and contraction of deposits will have a substantial negative impact on the ability of financial institutions, including Banco Hipotecario, to operate as financial intermediaries. If the Banco Hipotecario is not able to act as a financial intermediary and otherwise conduct its business as usual, its ability to honor its debts, might be adversely affected or limited.

Financial institutions’ asset quality is exposed to the non-financial public sector’s indebtedness.

Financial institutions carry significant portfolios of bonds issued by the Argentine Government and provincial governments as well as loans granted to these governments. To an extent, the value of the assets in the hands of Argentine banks, as well as their capacity to generate income is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the Argentine Government’s ability to foster sustainable long-term growth, generate fiscal revenues and cut back on public expenditure.

As of June 30, 2013, the Banco Hipotecario’s total exposure to the public sector indebtedness was Ps. 2,042.2 million, that is, 11.8% of the Banco Hipotecario’s assets at that date.

Actions for collection as a means of enforcing creditors’ rights in Argentina may be limited.

In order to protect the debtors affected by the 2001 economic crisis, starting in 2002 the Argentine Government adopted measures that suspended proceedings to enforce creditors’ rights (mortgage foreclosures and bankruptcy petitions) in the event of defaults by debtors.

Although at the date of this Annual Report those measures were no longer in force, Banco Hipotecario cannot assure you that they wont be reinstated in the future, or that the government will not take other measures that limit creditors’ rights. Any such measures could have a material adverse effect on the enforceability of creditor’s rights.

Consumer protection laws may limit the enforceability of certain of Banco Hipotecario’s rights.

Argentine Consumer Protection Law No. 24,240, as supplemented or amended establishes a number of rules and principles for the defense of consumers’ interests. The Consumer Protection Law does not contain specific provisions for its enforcement in relation to financial activities, but it does contain general provisions that may be used as grounds to uphold such enforcement, as it has been previously interpreted in various legal precedents.

Banco Hipotecario may not assure you that the judgments passed by the courts and/or the resolutions handed down by administrative authorities in connection with the measures adopted by Argentina’s Secretary of Homeland Trade and other competent authorities will not increase in the future the degree of protection afforded their debtors and other clients or that they will not favor the claims filed by groups or associations of consumers. This could affect the ability of financial institutions, including the Banco Hipotecario’s, to freely collect charges, commissions or fees for their services and/or products as well as their amounts, and consequently affect their business and the results of their operations.

Class actions against financial institutions for unliquidated amounts could adversely affect the financial system’s profitability.

Certain public and private organizations have initiated class actions against financial institutions in Argentina. The Argentine National Constitution and the Consumer Protection Law contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, through an ad hoc doctrine, Argentine courts have admitted class actions in some cases, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, interest rates and advice in the sale of public securities, etc. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry in general and indirectly on the Banco Hipotecario’s business.

Banco Hipotecario operates in a highly regulated environment and its operations are subject to regulations adopted, and measures taken, by several regulatory agencies.

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Argentine Central Bank and other regulatory authorities. The Argentine Central Bank could impose sanctions to Banco Hipotecario in the event that it breaches any applicable regulation. Similarly, the Argentine Securities Commission, which authorizes securities offerings and regulates the public markets in Argentina, has the authority to impose sanctions to Banco Hipotecario and its board of directors for breaches of corporate governance. The Financial Information Unit regulates matters relating to the prevention of asset laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

Banco Hipotecario cannot assure you that such regulatory authorities will not commence proceedings against Banco Hipotecario, its shareholders or directors nor issue sanctions against Banco Hipotecario.

In addition to regulations specific to its industry, Banco Hipotecario is subject to a wide range of federal, provincial and municipal regulations and supervision generally applicable to businesses operating in Argentina, including laws and regulations pertaining to labor, social security, public health, consumer protection, the environment, competition and price controls. Banco Hipotecario may not assure that existing or future legislation and regulation will not require material expenditures by Banco Hipotecario or otherwise have a material adverse effect on Banco Hipotecario’s consolidated operations.

Future governmental measures could adversely affect the economy and the operations of financial institutions.

The Argentine Government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. Banco Hipotecario cannot assure that the laws and regulations currently governing the economy or the banking sector will remain unaltered in the future.

Accordingly, Law No. 26,739 has been recently enacted to amend the Argentine Central Bank Charter, the principal aspects of which are: (i) to broaden the scope of the Argentine Central Bank's mission (by establishing that such institution shall be responsible for financial stability and economic development while pursuing social equity); (ii) to change the obligation to maintain an equivalent ratio between the monetary base and the amount of international reserves; (iii) to establish that the board of directors of the institution will be the authority responsible for determining the level of reserves required to guarantee normal operation of the foreign exchange market based on changes in external accounts; (iv) to empower the monetary authority to regulate and provide guidance on credit through the financial system institutions, so as to "promote long-term production investment”. Banco Hipotecario is not able to ensure that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Argentine Central Bank Charter) will not result in significant costs to Banco Hipotecario, or will otherwise have a material adverse effect on its operations.

A highly volatile regulatory framework could affect the country's economy in general, the financial institutions and Banco Hipotecario.

The Argentine Government has historically exercised significant influence over the Argentine economy and financial institutions in particular have operated in a highly regulated environment throughout different periods. Since December 2001, the Argentine Government has promulgated numerous, far-reaching regulations affecting the economy in general and financial institutions in particular. The laws and regulations that currently govern the economy and the financial sector may change in the future. We cannot assure that any changes in the regulations and the policies of the Argentine Government will not adversely affect financial institutions in Argentina, including Banco Hipotecario, its business, financial condition, the results of its operations or its ability to service foreign debt denominated in foreign currency. A non-stable regulatory framework would impose significant limitations on the activities of the financial system, including Banco Hipotecario, and it would give rise to uncertainty as regards its future financial condition and the result of its operations.

Increased competition and M&A activities in the banking industry could adversely affect Banco Hipotecario.

Banco Hipotecario foresees increased competition in the banking sector, additionally, if the trend towards decreasing spreads is not offset by the increase in lending volumes, the ensuing losses could lead to mergers in the industry.

Mergers could lead to the establishment of larger, stronger banks with more resources than Banco Hipotecario. Therefore, although the demand for financial products and services in these markets continues to grow, competition could adversely affect Banco Hipotecario’s results of operations, shrinking spreads and commissions.

Differences between the accounting standards in force in Argentina and certain countries, such as the United States, may make it difficult to compare Banco Hipotecario´s financial statements and those prepared by companies from  other countries.

Publicly available information about Banco Hipotecario in Argentina is presented differently from the information available for public companies in certain countries with highly developed capital markets, such as the United States. Except as otherwise described herein, Banco Hipotecario prepares its financial statements in accordance with Argentine Banking GAAP, which could differ in certain significant respects from Argentine GAAP and from U.S. GAAP.

The effects of the legislation that restricts Banco Hipotecario’s ability to pursue mortgage foreclosure proceedings could adversely affect Banco Hipotecario.

The ability to pursue foreclosure proceedings through completion in order to recover on its defaulted mortgage loans has an impact on Banco Hipotecario’s activities. On December 13, 2006 and pursuant to Law No. 26,177, the “Restructuring Unit Law” was created to allow all the mortgage loans to be restructured between debtors and former Banco Hipotecario Nacional as far as they had been granted before the entry into force of Law No. 23,928 (the “Convertibility Law”).

Law No. 26,313, the “Pre-convertibility Mortgage Loans Restructuring Law” was enacted by the Argentine Congress on November 21, 2007 and partially signed into law on December 6, 2007 to lay down the procedure to be followed in restructuring the mortgage loans within the scope of Section 23 of the Mortgage Refinancing System Law in accordance with the guidelines established by the Restructuring Unit Law. To this end, a new recalculation was enacted for certain mortgage loans originated by the former Banco Hipotecario Nacional before April 1, 1991.

Decree 2107/08 issued on December 19, 2008 regulated the Pre-convertibility Mortgage Loans Restructuring Law and established that the recalculation of the debt applies to the individual mortgage loans from global operations in force at December 31, 2008 and agreed upon previous to April 1, 1991, and in arrears at least since November 2007 and remaining in arrears at December 31, 2008. In turn, Decree 1366/10, published on September 21, 2010, expanded the universe of Pre-convertibility loans subject to restructuring to include the individual mortgage loans not originating in global operations as far as they met the other requirements imposed by Decree 2107/08. In addition, Law No. 26,313 and its regulatory decrees also condoned the debts on mortgage loans granted before the Convertibility Law in so far as they had been granted to deal with emergency situations and in so far as they met the arrears requirement imposed on the loans subject to recalculation.

Subject to the Argentine Central Bank´s supervision, Banco Hipotecario has implemented the recalculation of mortgage loans within the scope of the above-discussed rules by adjusting the value of the new installments to a maximum amount not in excess of 20% of the household income. In this respect, Banco Hipotecario estimates that it has sufficient loan loss provisions to face any adverse economic impact on the portfolio involved.

However, Banco Hipotecario may not assure you that the Argentine Government will not enact new additional laws restricting Banco Hipotecario’s ability to enforce its rights as a creditor and/or imposing a condonation or a reduction of principal on the amounts unpaid in Banco Hipotecario’s mortgage loan portfolio. Any such circumstance might have a significant adverse effect on Banco Hipotecario’s financial condition and on the results of operations.

The Argentine Government may prevail at Banco Hipotecario’s General Shareholders’ Meetings.

By virtue of Law No. 23,696 (the “Privatization Law”) there are no restrictions on the Argentine Government’s ability to dispose of its Class A shares and all those shares minus one could be sold to third parties through public offering. Banco Hipotecario’s By-laws set forth that if at any time Class A shares were to represent less than 42% of Banco Hipotecario’s shares with right to vote, Class D shares automatically lose their triple vote right, which could result in the Main Shareholders losing control. Should any such situation materialize and should the Argentine Government retain a sufficient number of Class A shares, the Argentine Government could prevail in Shareholders’ Meetings (except for some decisions that call for qualified majorities) and could thus exert actual control on the decisions that must be submitted to consideration by the Shareholders’ Meeting.

Banco Hipotecario may in the future consider new business opportunities, which could turn out to be unsuccessful.

In recent years Banco Hipotecario has considered some business acquisitions or combinations and it plans to continue considering acquisitions that offer appealing opportunities and that are in line with Banco Hipotecario’s commercial strategy. However, Banco Hipotecario may not assure you that such businesses could deliver sustainable outcomes or that Banco Hipotecario will be able to consummate the acquisition of financial institutions in favorable conditions. Additionally, Banco Hipotecario’s ability to obtain the desired outcome as a result of said acquisitions will be partly dependent upon Banco Hipotecario’s ability to follow through with the successful integration of the businesses. To integrate any acquired business entails major risks, including:

• Unforeseen difficulties in integrating operations and systems;

• Problems inherent in assimilating or retaining the target’s employees;

• Challenges associated with keeping the target’s customers;

• Unforeseen liabilities or contingencies associated with the targets; and

• The likelihood of management having to take time and attention out of the business’s day-to-day to focus on the integration activities and the resolution of associated problems.

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

The GDSs are freely transferable under US securities laws, including shares sold to our affiliates. Cresud, which as of June 30, 2013, owned approximately 65.45% of our common shares (or approximately 378,753,404 common shares which may be exchanged for an aggregate of 37,875,340 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and the GDS.

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

Based on the current and projected composition of our income and valuation of our assets we do not believe we were a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the tax year ending June 30, 2013, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation—United States Taxation”) of our shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our shares or GDSs at a gain, as well as reporting requirements. Please see ‘‘Taxation—United States Taxation’’ for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

Our ability to pay dividends is limited, by our by-laws and by certain restrictive covenants in our debt instruments.

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

A. History and Development of the Company

General Information

Our legal and commercial name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943 under Argentine law as a stock corporation (Sociedad Anónima), and we were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on June 23, 1943 under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043. Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires and Global Depositary Shares representing our shares are listed on the New York Stock Exchange. Our principal executive offices are located at Bolivar 108 1st floor, Ciudad Autónoma de Buenos Aires (C1066AAB), Argentina. Our headquarters are located at Moreno 877, (C1091AAQ), Ciudad Autónoma de Buenos Aires, Argentina. Our telephone is +54 (11) 4323-7400. Information contained in or accessible through our website is not a part of this Annual Report. All references in this Annual Report to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites. Our Depositary Agent for the Global Depositary Shares in the United States is The Bank of New York whose address is P.O. Box 358516 Pittsburgh, PA 15252-8516, and whose telephones are + 1-888-BNY-ADR for U. S. calls and + 1 - 201-680-6825 for calls outside U.S.

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

In 1999, we acquired 2.9% of Banco Hipotecario for Ps.30.2 million in connection with its privatization. Over the years, we have gradually increased our ownership interest in Banco Hipotecario. During the fiscal year 2002, we increased our equity interest to 5.7% and during 2003 and 2004, we increased our investment to 11.8%. Since 2008, we have acquired additional shares increasing our equity interest to 29.77% as of the date of this annual report.

In 2005 we increased our ownership interest in Mendoza Plaza Shopping S.A. from 68.8% to 85.4% through our subsidiary Alto Palermo (currently 100%). We also opened Alto Rosario Shopping. Attractive prospects in our Office business led us to make an important investment in this segment by acquiring Bouchard 710 building in fiscal year 2005, covering 15,014 square meters of rentable premium space.

In December 2006, we started the operation of Córdoba Shopping, a shopping center located in the neighborhood of Villa Cabrera in the city of Cordoba.

In 2007, we consummated several significant acquisitions in the shopping center and office building segments. In 2007 we purchased Edificio Bouchard Plaza, also known as Edificio La Nación, a 23-floor AAA office building with a total leasable area of 33,324 square meters, located in downtown Buenos Aires. We subsequently sold 9,946 square meters ending up with a total leasable area of 23,378 square meters. In 2007 we also purchased Edificio Dock del Plata which has a gross leasable area of 7,921 square meters located in the exclusive area of Puerto Madero, and subsequently we sold 3,937 square meters, retaining 3,985 square meters as of December 31, 2009. With these new purchases, we increased our premium office leasable area by 70%. We also launched the development of an office building at Dock IV of Puerto Madero, representing an additional leasable area of approximately 11,000 square meters, which was opened in May 2009.

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

In December 2007, we and INCSA executed a letter of intent to acquire, build and manage a shopping center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was contingent upon the acquisition of the Soleil Factory shopping center. Upon completion of the acquisition of the Soleil Factory on July 1, 2010, as described below, we were obligated to commence the construction works on the site on May 2, 2011. However, INCSA shall comply with certain obligations prior to the commencement of said works, such as (i) delivery of the title deed of the plot and (ii) INCSA was obligated to transfer the rights and permits on the architectural project to us.

On July 1, 2010, we and INCSA entered into an agreement pursuant to which the Soleil Factory shopping center and other fixed assets were transferred to us. The transaction excluded any receivable or payable arising out of INCSA’s business prior to the transaction and also excluded a building, which currently is being operated as a hypermarket within the same premises. INCSA transferred the deed of title to us on August 3, 2011. The transaction was authorized by the Comisión Nacional de Defensa de la Competencia, the National Commission of Competition in Argentina, on April 12, 2011.
On April 2013, as a result of its refurbishment, reengineering and a strong advertising campaign, Soleil factory shopping was renamed as Soleil Premium Outlet.
In March 2008 we launched a residential project through a partnership with Cyrela Brazil Realty to develop a new homebuilding concept in Argentina accompanied by an innovative sales and financing policy. The partnership’s first project is in the Vicente López neighborhood, Province of Buenos Aires and as of December 31, 2009, preliminary sales agreements for 100% of the units to be marketed had been entered into. As of June 30, 2012, the percentage of completion of the project was 99.69%.

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

In July 2008, we acquired for US$22.6 million a 30% equity interest in Metropolitan, a Delaware limited liability company, United States of America. Metropolitan’s principal asset is a 34-story office building known as the Lipstick Building located in New York City at Third Avenue between 53rd and 54th Streets. Metropolitan has incurred mortgage debt in connection with the Lipstick Building. This office building has approximately 59,000 square meters of gross leasable area. At the same time, we acquired the right to sell back 50% of the interest acquired until the third anniversary of this investment at a price equal to 50% of the price we paid for the total investment plus interest at 4.5% per annum, and a right of first offer with respect to 60% of the 5% interest currently held by one of the shareholders of Metropolitan. During the fiscal year 2011, as a result of certain negotiations carried out successfully, an agreement was reached to restructure the debt of the Metropolitan. This restructuring was completed on December 30, 2010, the date on which a payment was made for US$ 15.0 million as payment for the new restructured mortgage debt, reducing it from US$ 130.0 million to US$ 115.0 million. As a result of the closure, we have an indirect 49% of New Lipstick LLC, a holding company owner of Metropolitan, and as part of such agreements canceled the put option for 50% of the equity initially purchased. On November 27, 2012, we increased our interest in Rigby 183 LLC to 74.50%, thus we started to consolidate the results of the investment in our statement of income.

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

In May 2009 we opened the shopping mall, named Dot Baires Shopping, which includes 153 retail stores, a hypermarket, a cinema complex and parking spaces for 2,200 vehicles, and is located in the neighborhood of Saavedra, City of Buenos Aires, at the intersection of the Panamericana Highway and General Paz Avenue.

On August 4, 2009, through Real Estate Investment Group L.P. (“REIG”), a company indirectly controlled and managed by us, together with other minority investors, we acquired 5.7 million common shares of Hersha, a leading company in the hotel segment in the United States, for a total purchase price of US$ 14.3 million. As a part of the initial acquisition of our equity interest in Hersha, we had an option to buy up to 5.7 million additional common shares in Hersha at a price of US$ 3.00 per share exercisable at any time prior to July 31, 2014 subject to certain conditions. In addition, as a part of the investment agreements, our Director and Chief Real Estate Business Officer. On February 10, 2012, Hersha notified REIG its intention to exercise the call option to purchase 5.7 million shares of Hersha granted in August 2009. In furtherance thereof, Hersha issued 2,521,561 shares, for which REIG had no obligation to pay. The value of the shares amounted to US$ 13.6 million. During fiscal year 2013, we sold 17,105,629 common shares of Hersha, therefore, as of the date of this annual report our direct and indirect interest in Hersha amounted to 0.49%. For more information please see "Fiscal Year ended June 30, 2013- Dispositions".

In December 2010, through Rigby 183 LLC, in which we participate indirectly through our 49% stake in IMadison LLC, together with other partners, we purchased a building at 183 Madison Avenue, Midtown South in Manhattan, NY.

In March 2011, we bought the Nobleza Piccardo (British American Tobacco company) deposit building through a subsidiary in which we have 50% stake. This property is located in the city of San Martin, Buenos Aires Province, and in its size and location is an excellent venue for the future development of different segments. The total plot area is 160,000 square meters and floor area of 81,786 square meters. Under the agreement signed, Nobleza Piccardo rents the property during the first year, releasing it partially until the third year, at which time it releases the entire building. During the first year, rent surface is 80,026 square meters between warehouses and offices, during the second year, the leasable area drops to 27,614 meters. We are working on the design of a Master Plan to apply to the authorities of San Martín that allow us to develop a mixed-use project. We recently obtained pre-approval by the Municipality of San Martín to extend of the purposes for which the property can be used, including Shopping Center, Entertainment, Events, Commercial Offices, Parking and other ancillary uses. Based on the strategic location of the property, we considered acquiring it in order to develop a shopping center in the future.

On June 15, 2011, Alto Palermo acting in its own name and through its subsidiary, Torodur S.A., acquired 50% of Nuevo Puerto Santa Fe S.A.’s (“NPSF”) shares, a corporation that is tenant of a building in which La Ribera Shopping was built and currently operates strategically located within the port of Santa Fe, the place with the largest development in terms of real estate in the City of Santa Fe, 27 kilometers away from the City of Paraná and 96 kilometers away from the City of Rafaela.

In March 2012, through our subsidiary Real Estate Strategies, L.P., in which we holds a 66.8% interest, we have acquired 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. in an aggregate amount of US$ 30,000,000. Such preferred shares will bear an annual 6.25% preferred dividend and will carry the same voting rights as common shares. Furthermore, pursuant to the aforementioned investment, the hawse have received warrants to acquire 30 million additional common shares. Subject to certain restrictions, the warrants may be exercised at any time during the 5-year period from closing of the transaction (such exercise being mandatory under certain conditions following 3 years from such closing) at a price of US$ 1.20 per share.

Significant acquisitions, dispositions and development of business

Fiscal year ended June 30, 2013

Acquisitions

La Rural

In November 2012, we have acquired 50% of Entertainment Holdings S.A.’s (“EHSA”) capital stock for a total amount of Ps. 32.0 million. EHSA is the indirect holder of 50.0% of the shares and votes of capital stock of La Rural S.A., a company that has the usufruct right pursuant a concession contract for the management of “Predio Ferial de Palermo” in the City of Buenos Aires. Accordingly, our indirect interest amounts to 25.0% of the capital stock of aforementioned company.

On September 25 of 2013, Sociedad Rural Argentina (SRA), La Rural de Palermo S.A. (LRPSA), Boulevard Norte S.A. (BNSA), Ogden Argentina S.A., Entertainment Holdings S.A. (EH), Entretenimiento Universal S.A., and La Rural S.A., entered into an agreement that mainly consist of an amendment to the preexisting agreements under the joint venture pursuant to which they agreed to revise, amend and/or clarify certain provisions. Following this agreement, APSA is currently in the process of evaluating any potential effect on the preliminary purchase price allocation of its joint venture acquisition.

APSA

During the current fiscal year, we acquired an additional equity interest of 0.1% in APSA for a total consideration of Ps. 2.3 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.8 million.

Additional purchase Arcos Gourmet

On June 7, 2013, APSA purchased shares accounting for 1.815% of the capital stock and votes for US$ 0.8 million.

Acquisition of equity interest in Rigby 183

In December 2010, through Rigby 183 LLC (“Rigby 183”), in which we indirectly holds a 49% stake through IMadison LLC (“IMadison”), jointly with other partners, acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York. This area involves famous and prominent buildings such as, the Empire State Building, the Macy’s Herald Square, and the Madison Square Garden and it also has one of the largest office and store markets, excellent means of transport, restaurants, stores and entertainment options.

The purchased property consists of a pre-war building built in 1925 designed by the architecture firm Warren & Wetmore (the same firm that designed the Grand Central Terminal of New York). It has 19 office stories for rent and a store on its Ground Floor. The net leaseable area is approximately 23,200 sqm, 3,523 sqm of which correspond to retail stores and 19,677 sqm are offices.

 The total purchase price was US$ 98 million (US$ 4,224 per leaseable sqm) composed of US$ 48 million of principal (IMadison contributed US$ 23.5 million), US$ 40 million under a loan granted by M&T Bank at a rate of 5.01% per annum due in 5 years and a loan for US$ 10 million to carry out the capex and prebuilds program.

On November 27, 2012, we increased our interest in Rigby 183 LLC to 74.50%, thus we started to consolidate the results of the investment in our statement of income.

Dispositions

Sale of Hersha´s shares

During the year, we sold 17,105,629 ordinary shares of Hersha for a total amount of US$ 92.5 million. Consequently, as of the date of issuance of these Consolidated Financial Statements, our interest in Hersha’s capital stock decreased from 9.13% (at the beginning of the year) to 0.49%. The profit generated by the fair value measurement of the investment as of June 30, 2013, amounted to Ps.75,2 millions

Partial Sale of Libertador 498 and Maipú 1300

On August 31, 2012, we signed the transfer deeds for the sale of certain functional units of the building “Libertador 498” of the Autonomous City of Buenos Aires. The total price of the transaction amounted to Ps. 15.0 million and was paid on the execution of the title conveyance deeds. . This transaction generated a gain of Ps. 12.7 million.

On October 4 and 11, 2012, we signed the transfer deed for the sale of several functional units (stores and parking spaces) of the building “Libertador 498”. The transactions price was set at Ps. 29.4 million, amount that had been completely collected.  This transaction generated a gain of Ps. 24.9 million.

On May 8, 2013, we signed the transfer deed for the sale of the 17th floor and two parking units of the Building Maipú 1300 and two parking units of the building Libertador 498. The total price of the transaction was Ps. 7.8 million (US$ 1.5 million). This transaction generated a gain of Ps. 6.0 million.

In addition, on May 20, 2013, we signed the transfer deed for the sale of the 6th floor, two parking units of the Building Maipú 1300 and two parking units of the building Libertador 498. The transaction price was set at Ps. 7.6 million (US$ 1.45 million), amount that had been completely collected. This transaction generated a gain of Ps. 6.0 million.

Partial Sale of La Nación Building

On September 14, 2012, we sold certain functional units on floors 18 and 19, as well as parking areas, of the building Bouchard 551. The total price of the transaction was US$ 8.5 million paid upon execution of the conveyance deed. This transaction generated a gain of Ps. 18.4 million.

On June 28, 2013, we signed the transfer deed for the sale of 4th, 5th and 6th floors and 56 parking units of the building Bouchard 551. The total price of the transaction was Ps. 148.7 million, equivalent to US$ 27.6 million. This transaction generated a gain of Ps. 108.0 million.

Partial Sale of Costeros Dique IV

On January 8, 2013, IRSA sold certain functional units (stores and parking spaces) of the building “Costeros Dique IV”. The total price of the transaction was Ps. 9.2 million. This transaction generated a gain of Ps. 7.8 million.

Sale of Canteras Natal Crespo S.A

On June 28, 2013, we reported the sale and transfer of our 50% stake in Canteras Natal Crespo S.A. to Euromayor S.A. de Inversiones. The amount of the operation totaled US$ 4.2 million and the profit obtained was Ps. 15.0 million. Canteras Natal Crespo S.A. is the owner of Emprendimiento Laguna Azul, an urban development project of approximately 430 has. located in the Province of Cordoba.

Fiscal year ended June 30, 2012

Acquisitions

Acquisition of Bitania 26 S.A’s shares

On December 12, 2011, we through Ritelco S.A. purchased 9,800,000 non-transferable nominative common shares, of one vote each, issued by the company Bitania 26 S.A., representative of 49% of its capital stock. Bitania 26 S.A. owns the hotel “Esplendor Savoy” in the city of Rosario, Province of Santa Fé. The amount of the transaction was set in US$ 5.0 million, which has been settled.

Acquisition of Nuevo Puerto Santa Fe S.A.

On August 18, 2011, we, through APSA, acquired the 50% of the capital stock of Nuevo Puerto Santa Fe S.A. (“NPSF”), an Argentine company that owns the usage and exploitation rights for a new shopping mall in the province of Santa Fe (“La Ribera Shopping”). The purchase price was US$ 4.5 million and will be payable in equal and consecutive monthly installments as from February, 2013.

APSA

During the year ended June 30, 2012, we acquired an additional equity interest of 0.038% in  APSA for a total consideration of 0.8 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.4 million.

Acquisition of preferred shares and warrants of  Supertel Hospitality Inc. (“Supertel”)

On February, 2012, through our subsidiary Real Estate Strategies L.P., we acquired 3 million of preferred shares and 30 million of warrants of Supertel for a total amount of US$ 30.0 million. Supertel is a Real Estate Investment Trust (REIT) that focuses its activity on medium class long-stay hotels and long-term stays. Supertel owns approximately 75 hotels in 21 states of the United States of America, which are managed by diverse operators and franchises, such as Comfort Inn, Days Inn, Sleep Inn and Super 8, among others.

The above mentioned preferred shares accrue a preferred dividend of 6.25% per annum and are convertible into 30 million common shares at a rate of 10 common shares for one preferred share. Subject to certain limitations, they can be exercised completely or partially at any time until February 2017. Preferred shares grant the same political rights as Supertel’s common shares.

The Warrants grant us the right to acquire 30 million Supertel’s common shares at a fixed price of US$ 1.20 per share. Subject to certain limitations, these warrants can be exercised completely or partially at any time until February 2017.

As a holder of Preferred Shares, we have approximately 34% of the voting rights in Supertel's Shareholders' Meetings. Additionally, we are entitled to appoint up to 4 directors, out of a total of 9, and participates in the decision-making process of Supertel’s Executive Committee concerning the acquisition, disposal and administration of Supertel's real estate assets. However, under no circumstances may the Group hold an interest in Supertel of more than 34% of its capital stock and/or more than 34% of the voting rights in Supertel’s Shareholders’ Meetings.

In spite of the fact that the Group exerts significant influence on Supertel, neither the Preferred Shares nor the Warrants entitle the Group to the economic benefits of an equity interest in Supertel (the Group does not have any equity interest in Supertel). Therefore, the Preferred Shares and Warrants were recorded as financial assets and measured at fair value, and the resulting changes were disclosed in the statements of income, as required by IFRS 9.

When initially recognized, the consideration paid for the Preferred Shares and Warrants was allocated to both instruments, based on their respective fair values upon acquisition. The fair values of these instruments exceeded the price of the transaction and were assessed using a valuation method that incorporates unobservable market data. Given the fact that the fair value of these instruments was estimated by applying the mentioned method, the Group did not recognize a gain of US$. 7.9 million at the time of initial recognition.

Contribution to Don Mario S.G.R. (“Don Mario”)

On June 29, 2012, the Secretaría de Pequeña y Mediana Empresa (the “SME undersecretariat”) authorized our incorporation as “Protector Partner” (Socio Protector) of Don Mario S.G.R. (“Sociedad de Garantía Recíproca”).

Moreover, we made a contribution to Don Mario’s Risk Fund in the amount of Ps. 10 million, in our capacity of Protector Partner. S.G.R.s are funded through the contributions of investors who in turn obtain certain tax benefits for income tax purposes.

Additionally, Don Mario assigned and transferred to us five Class “B” shares, with a face value of Ps. 1 each and entitled to one vote per share, for the amount of Ps. 0.005 which have been paid in cash. These shares are symbolic and merely represent our right over the investment. These shares neither grant control nor significant influence over the actions of the entity. We must maintain the investment in the SGR for a minimum period of 2 years and APSA must grant with its contribution certain financing obtained by PyME´s of our supply chain to make use of the tax benefit.

Lujan Plot of Land

On May 22, 2012, we completed the acquisition of a plot of land of 115 hectares in Luján, Province of Buenos Aires from Cresud S.A.C.I.F. y A. (“CRESUD”), for a total amount of US$ 8.96 million, which as of the date of this annual report was fully paid. This transaction was carried out in order to develop a mixed purpose project in the future since the plot of land has localization and scale features that are apt for business development. In addition, the land already has the municipal requisite authorization and zoning permits to allow for developments.

Acquisition of Cresud’s corporate notes

On March 10, 2011 and June 21, 2012, the Group through ERSA acquired Cresud S.A.C.I.F. y A.’s Non-convertible Notes for US$ 2.5 million and Ps. 13.74 million, respectively.

Additionally, on June 21, 2012, the Group through PAMSA acquired Cresud S.A.C.I.F. y A.’s Non-convertible Notes for a total amount of Ps. 19.2 million.

Dispositions

Partial Sale of Libertador 498

On October 17, 2011, the Group through IRSA sold certain functional units in the real property known as “Libertador 498” in the Autonomous City of Buenos Aires. The total transaction price amounted to US$ 2.5 million and was collected as of June 30, 2012. This transaction generated a gain of Ps. 7.9 million.

Sale of “Thames”

On October 25, 2011, the Group through IRSA sold the property “Thames” located in the province of Buenos Aires. The total transaction price amounted to US$ 4.7 million and was collected as of June 30, 2012. This transaction generated a gain of Ps. 14.7 million.

Sale of “Museo Renault”

The Group through IRSA sold in two separate transactions performed in March and May, 2012, all the functional units from the property known as "Museo Renault" at Figueroa Alcorta 3301 of the Autonomous City of Buenos Aires. The total price agreed amounted to US$ 11.7 million. In connection with the sale of corporate notes completed in May 2012, the amount of US$ 3.3 million was agreed upon to be paid in two annual mortgage-backed installments over a 12 month period, at an annual interest rate of 8.5%. The transactions mentioned above resulted in a gain of Ps. 40.4 million

Partial Sale of “Dique IV”

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

Developments

Apsamedia (Metroshop’s continuing Company)

On July 20, 2011, a Special General Shareholders Meeting of Metroshop S.A. (“Metroshop”) approved by unanimous consent the change of corporate name to Apsamedia S.A. and the amendment of its corporate purpose to capitalize on market opportunities.

Apsamedia will continue providing its services, which have been broadened in scope to the following areas:

 - Consumer credit marketing and financing.
 - Issuance and marketing of credit cards.
 - Performance of any type of agency and representation.
 - Management of administrative, advertisement and commercial activities.

Such amendments were registered under the Public Registry of Commerce on August 29, 2011 under number 17,795.

During this fiscal year, Apsamedia started to develop the leasing of advertising space business in our shopping centers.

Arcos del Gourmet

On September 6, 2011, Arcos del Gourmet SA, ("AGSA") signed a Retrofitting Concession with the Administración de Infraestructuras Ferroviarias (the Railway Infrastructure Administration or “ADIF”), which transferred the railway assets under the jurisdiction of the Organismo Nacional de Administración de Bienes (“ONABE”), pursuant which it was decided to extend the term of the grant until December 31, 2030, automatically renewable for three years and four months after that date if the commitments are satisfactorily performed. This new contract provides an additional extension of three years if AGSA determines it is necessary. It also established a maximum period of 24 months (counted from the day of signing the contract) to carry out the works and opening of the shopping center. The aforementioned contract established a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025, and Ps. 0.25 million (plus VAT) from January 1, 2026. Notwithstanding the foregoing, in the future and until the end of the concession period the charges shall be determined every two years. Upon ADIF transferring to such agency the rail wealth under the ONABE, by means of which it was decided to expand the concession term until December 31, 2030, automatically extendable for 3 years and 4 months as from that date, provided the fulfillment of all the commitments assumed. This new contract allows for another extension for 3 additional years in case the Company declares so. Likewise, a maximum term of 24 months was set (as from the date of subscription of the agreement) to perform the works and opening of the Shopping Center, such agreement and established a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025, and Ps. 0.25 million (plus VAT) as from January 1st, 2026. Notwithstanding this, subsequently and until the concession term is ended, fees will be determined every 2 years.

Additionally, to secure the fulfillment of the agreement, we committed to hire a surety bond for Ps. 4.46 million, to make a cash deposit of Ps. 0.40 million and to hire another surety bond in favor of ADIF in the amount of Ps. 14.95 million as collateral to our execution of the works agreed in due time and proper form.

This agreement replaces the one subscribed with ONABE.

On September 7, 2011, we acquired an additional 8.185% interest in Arcos del Gourmet S.A. for US$ 1.75 million in cash consideration. As part of this acquisition, we have renegotiated certain terms of the original acquisition agreement pursuant to which it will contribute 10% of each capital call required to avoid the minority shareholder's dilution. This obligation is capped at US$ 3.5 million and is recognized under selling financing is short-term and long-term debt.

In December 2011, Alto Palermo started to develop “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. This project, which will follow an urban space model, aspires to be a distinct proposal, offering a variety of premium brands in an open-air environment. This new urban space is expected to open by the end of 2013, and it will add approximately 13,000 square meters of gross leaseable area and 70 stores to APSA’s portfolio, featuring its fourteenth shopping center.

Shopping Neuquén project

On June 4, 2012, Shopping Neuquén S.A. (“Shopping Neuquen”) entered into an agreement with the Municipality whereby it agreed to perform the construction works in one stage of the Shopping Center, based on the new schedule which provides a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes. Such agreement was approved by Decree N° 0572 issued by the Municipality of Neuquén on June 8, 2012.

If we fail to comply with the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary, including to request the return of the plots of the Shopping Center plots acquired to the Municipality.

Capital Expenditures

Fiscal Year 2013. During the fiscal year ended June 30, 2013, we invested Ps. 920.9 million, mainly due to (a) improvements in our hotels Sheraton Libertador, Intercontinental and Llao Llao for Ps. 0.9 million, Ps. 2.6 million and Ps.0.4 million, respectively, (b) acquisition of furniture and fixtures, machinery, equipment, and facilities for Ps. 11.6 million, (c)  improvements made to our shopping centers for Ps. 56.9 million, (d)  development of properties for Ps. 144.2 million, corresponding Ps. 117.9 million to “Arcos” project and Ps. 26.3 million to Shopping Neuquén project, (e) improvements in our office buildings and other rental properties for Ps. 7.6 million, (f) the purchase of an additional 25.5% equity interest in Rigby 183 LLC ’s capital stock for Ps. 679.2 million, (g) advances to suppliers of Ps.15.8 million and (h) the acquisition of plots of lands for Ps. 1.8 million.

Fiscal Year 2012. During the fiscal year ended June 30, 2012, we invested Ps. 133.9 million, mainly due to (a) improvements in our hotels Sheraton Libertador, Intercontinental and Llao Llao for Ps. 0.9 million, Ps. 3.5 million and Ps.0.4 million, respectively, (b) acquisition of furniture and fixtures, machinery, equipment, and facilities for Ps. 8.2 million, (c)  improvements made to our shopping centers for Ps. 31.3 million, (d)  development of properties for Ps. 23.9 million, corresponding Ps. 18.4 million to “Arcos” project and Ps. 5.5 million to Shopping Neuquén project, (e) improvements in our office buildings and other rental properties for Ps. 8.8 million, (f) advances to suppliers of Ps.9.9 million and (g) the acquisition of plots of land for Ps. 47.0 million, mainly the Lujan plots of land (Ps. 41.9 million).

Recent Developments

Repurchase of shares

Our Board of Directors has resolved to approve a stock repurchase plan under the terms of Section 64 of the Capital Markets Law (as defined herein below) and the CNV Rules (as defined herein below); the aforementioned stock repurchase plan will be enforce until June 30, 2014; and shall be performed with liquid and realized profits and freely available reserves, for total amount of up to Ps. 200,000,000 or up to 5% of our capital stock, for more information, please see  Item 16 E “Purchase of Equity Securities by the Issuer and its Affiliates”.

Banco Hipotecario’s Dividends

The Shareholders’ Meeting of Banco Hipotecario S.A.has approved a dividend distribution for the amount of Ps. 30.0 million charged to the fiscal year ended December 31, 2012. In accordance with its shareholding, we will receive Ps. 9.2 million.

Shareholders´Meeting

Our 2013 annual meeting of shareholders will be held on October 31, 2013, in order to consider and approve, among others, (i) Consideration of the rules contained in Resolution 609/2012 issued by the Argentine Securities Commission and the creation of a special reserve in the Shareholders’ Equity, (ii) Consideration of the documents contemplated in Section 234, paragraph 1, of Law No. 19,550 for the fiscal year ended June 30th, 2013, (iii) Consideration of the Board of Directors’ performance, (iv) Consideration of the Supervisory Committee’s performance, (v) Treatment of “Retained Earnings” account and consideration of the reversal of the “Reserve for New Projects” account. Delegation of its implementation, (vi) Treatment and allocation of net income for the fiscal year ended June 30th, 2013, amounting to Ps. 238,737,000. Consideration of payment of a dividend in cash and/or in kind, for up to Ps. 250,000,000, (vii) Consideration of compensation payable to the Board of Directors for the fiscal year 2013, (viii) Consideration of compensation payable to the Supervisory Committee for the fiscal year 2013, (ix) Determination of the number and election of Regular Directors and Alternate Directors, as applicable, (x) Appointment of Regular and Alternate Members of the Supervisory Committee, (xi) Appointment of Certifying Accountant for the next fiscal year and determination of its compensation, (xii) Updating of Shared Services Agreement report, (xiii) Treatment of amounts paid as personal asset tax levied on the shareholders, (xiv) Consideration of the Plan for repurchase of shares and GDSs issued by us, (xv) Updating of information on the implementation of payment of the bonus under the Incentive Plan for the Company’s officers as resolved upon by the shareholders’ meetings dated October 29th, 2009, October 29th, 2010, October 31st, 2011, and October 31st, 2012. Approval of actions taken, (xvi) Consideration of launching a Voluntary Public Tender Offer for the Shares of our controlled company Alto Palermo, (xvii) Consideration of renewing the delegation on the Board of Directors of the powers to determine the time and currency of issuance and further terms and conditions for the issue of negotiable obligations under the Global Program for the Issue of Simple Negotiable Obligations for up to US$ 300,000,000, (xviii) Consideration of renewing the delegation on the Board of Directors of the powers to determine the time and currency of issuance for the issuance of short-term debt securities (“Valores Representativos de Deuda de Corto Plazo”, or “VCP”) for a maximum outstanding amount which shall not exceed at any time the peso equivalent of US$ 50,000,000.

Acquisition of Shares of Avenida.com

Through our subsidiary APSA, we have subscribed for 3,703,794 shares of Avenida Inc., representing 26.09% of its stock capital. Avenida Inc. will be engaged in the e-commerce business. The transaction price was Ps. 13.0 million, which have already been fully paid. APSA has the option to increase its interest up to 37.04% of the company.

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

As of June 30, 2013 and 2012, we had total assets of Ps. 8,326.5 million and Ps. 6,889.6 million, respectively and shareholders’ equity of Ps. 3,130.7 million and Ps. 3,039.8 million, respectively. Our net income for the fiscal years ended June 30, 2013 and 2012 was Ps. 297.2 million and Ps. 224.7 million, respectively.

Our principal executive offices are located at Bolivar 108, Ciudad Autónoma de Buenos Aires (C1066AAB), Argentina. Our administrative headquarters are located in the Intercontinental Plaza tower, Moreno 877, Floor 22, Ciudad Autónoma de Buenos Aires (C1091AAQ), Argentina. Our telephone number is +54 (11) 4323-7400, our fax number is +54 (11) 4323-7480.

We operate our business through six reportable segments, namely “Shopping Centers”, “Office and Other Rentals”, “Development and Sale of Properties”, “Hotels”, “International” and “Financial Operations and Others” as further described below:

Our “Shopping Centers” segment includes the operating results from our portfolio of shopping centers principally comprised of lease and service revenue from tenants. Our Shopping Centers segment had assets of Ps. 2,262.3 million and Ps. 2,211.9 million as of June 30, 2013 and 2012, respectively, representing 36% and 42% of our total consolidated assets at such dates, respectively. Our Shopping Centers segment generated operating income of Ps. 686.1 million and Ps. 569.0 for the financial years ended June 30, 2013 and 2012, respectively, representing 63% and 75%, of our consolidated operating income for such years, respectively.

Our “Offices and Other Rentals” segment includes the operating results of our lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants. Our Offices and Other Rentals segment had assets of Ps. 855.5 million and Ps. 1,106.0 million as of June 30, 2013 and 2012, respectively, representing 15% and 19% of our total consolidated assets at such dates, respectively. Our Offices and Other Rentals segment generated operating income of Ps. 125.4 million and Ps. 105.7 for the financial years ended June 30, 2013 and 2012, respectively, representing 11% and 14%, of our consolidated operating income for such years, respectively.

Our “Development and Sales of Properties” segment includes the operating results of our acquisition and/or construction of housing and other properties for sale in the ordinary course of business. Our Development and Sales of Properties segment had assets of Ps. 542.9 million and Ps. 601.2 million as of June 30, 2013 and 2012, respectively, representing 12% and 11% of our total consolidated assets at such dates, respectively. Our Development and Sales of Properties segment generated  operating income of Ps. 176.4 million and Ps. 100.8 for the financial years ended June 30, 2013 and 2012, respectively, representing 16% and 13%, of our consolidated operating income for such years, respectively.

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of Ps. 195.5 million and Ps. 207.4 million as of June 30, 2013 and 2012, respectively, representing 3% and 4% of our total consolidated assets at such dates, respectively. Our Hotels segment generated operating losses of Ps. -21.0 million and Ps. -9.3 for the financial years ended June 30, 2013 and 2012, respectively, representing -2% and -1%, of our consolidated operating income for such years, respectively.

Our “International” segment includes mainly the consolidated results of operations of our office building property located at 183 Madison Avenue in New York, United States of America as from the date we obtained control of this operation plus our share of profit or loss of our associate New Lipstick which owns the Lipstick Building also in New York. Our International segment had assets of Ps. 877.1 million and Ps. 180.0 million as of June 30, 2013 and 2012, respectively, representing 15% and 3% of our total consolidated assets at such dates, respectively. Our International segment generated operating income of Ps. 129.3 million and operating losses of Ps. -8.8 for the financial years ended June 30, 2013 and 2012, respectively, representing 12% and -1%, of our consolidated operating income for such years, respectively, mainly due to the consolidation of this investment in our audited consolidated financial statements, after increasing our interest up to 74.5% in Rigby 183 LLC on November 27, 2012.

Our “Financial Operations and Others” segment includes the income or loss generated by our associates Banco Hipotecario and Tarshop S.A. and the residual financial operations from our subsidiary Apsamedia. During the fiscal year 2013, we maintained our 29.77% equity interest in Banco Hipotecario, held in the form of Class D shares, which are currently entitled to three votes per share, affording us, as of the end of the fiscal year 2013, a right to 46.46% of the total votes that can be cast at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2013, our investment in Banco Hipotecario generated income of Ps. 59.9 million. Both Tarshop’s and Apsamedia’s operations consist primarily of lending and servicing activities related to the credit card offered to consumers at retail venues. Our Financial Operations and Others segment had assets of Ps. 1,081.2 million and Ps. 1,048.5 million as of June 30, 2013 and 2012, respectively, representing 19% and 20% of our total consolidated assets at such dates, respectively. Our Financial Operations and Others segment generated operating losses of Ps. -5.0 million and operating income of Ps. 5.7 for the financial years ended June 30, 2013 and 2012, respectively, representing 0% and 1%, of our consolidated operating income for such years, respectively.

Business Strategy

As a leading company in Argentina dedicated to acquiring, developing and managing real estate, we seek to (i) generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, and (iii) increase the productivity of our land reserves and enhance the margins of our “Development and Sale of properties” segment through partnerships with other developers, and (iv) look for opportunities abroad offering capital gain potential..

Shopping centers. Our main purpose is to maximize our shareholders’ profitability. By using our know-how in the shopping center industry in Argentina as well as our leading position, we seek to generate a sustainable growth of cash flow and to increase the long-term value of our real estate assets.

We attempt to take advantage of the unsatisfied supply in different urban areas of the region, as well as of our customers’ purchase experience. Therefore, we seek to develop new shopping centers in urban areas with attractive prospects for growth, including Buenos Aires’ Metropolitan area, some cities in the provinces of Argentina and possibly, other places abroad. To achieve this strategy, the close business relationship we have had for years with more than 1000 retail companies and trademarks composing our selected group of tenants is of utmost importance, as it allows us to offer an adequate mix of tenants for each particular case.

Office and other. Since the Argentine economic crisis in 2001 and 2002, there has been limited investment in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for those desirable office spaces. We seek to purchase and develop premium office buildings in strategically-located business districts in the City of Buenos Aires and other strategic locations that we believe offer return and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to consider on a selective basis new opportunities to acquire or construct new rental office buildings.

Development and Sales. We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering green space for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads and other basic infrastructure such as electric power and water, and then selling lots for the construction of residential units. After the economic crisis in 2001 and 2002, the scarcity of mortgage financing restricted the growth in middle class home purchases, and as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases. Furthermore, we seek to continue to acquire undeveloped land at attractive locations inside and outside Buenos Aires for the purpose of their appreciation for subsequent sale. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

Hotels. We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and travel in Argentina. We seek to continue with our strategy to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation.

International. In this segment, we seek investments that represent an opportunity of capital appreciation potential in the long term. After the international financial crisis in 2008, we took advantage of the price opportunity in the real estate sector in the United States and invested in two office buildings in Manhattan, New York. We have recently increased our interest to 74.5% of the office building located at 183 Madison Avenue in New York City. We also have a 49.87% interest in a US company, whose main asset is the so-called “Lipstick” office building located in New York City. In addition, jointly with subsidiaries, we hold 34% of Supertel Hospitality Inc. voting rights (NASDAQ: SPPR) and we have recently sold our almost entire share of 9.13% in the Hersha (NYSE: HT), which holds a controlling interest in 65 hotels in the United States, totaling around 9,616 rooms. As of June 30, 2013, we held a 0.49% stake in the company. We intend to continue evaluating -on a selective basis- investment opportunities outside Argentina as long as they offer attractive investment and development options.

Financial Operations and Other. We currently plan to keep our investment in Banco Hipotecario, as we believe that Argentina has a low level of outstanding mortgages measured in terms of GDP and as a result, our investment in Banco Hipotecario is interesting in the long term.

Overview

We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo. As of June 30, 2013, Alto Palermo operated and owned majority interests in thirteen shopping centers, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two of which are located in the greater Buenos Aires  (Alto Avellaneda and Soleil Factory) metropolitan area and the other ones are located in the Argentine provinces: Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and La Ribera Shopping in the City of Santa Fe.

As of June 30, 2013, we owned 95.68% of Alto Palermo. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related ADRs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.”

As of June 30, 2013, Alto Palermo’s shopping centers comprised a total of 308,793 square meters of gross leaseable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants). For the fiscal period 2013, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 99.1%.

We centralized management of our shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

Shopping Centers

The following table shows certain information concerning our Alto Palermo subsidiary’s shopping centers as of June 30, 2013:

	Date of Acquisition	Leaseable Area sqm	APSA’s Interest	Occupancy Rate	Accumulated Annual Rental Income as of fiscal year ended		Book Value (in thousands of Ps.)
		(1)	(3)	(2)	2013	2012	(4)
Shopping Centers (5)
Alto Palermo	11/97	18,690	100.0%	98.4%	269,921	220,714	237,502
Abasto Shopping (6)	07/94	37,708	100.0%	99.8%	274,018	222,314	300,598
Alto Avellaneda	11/97	36,943	100.0%	99.9%	190,470	159,309	143,614
Paseo Alcorta	06/97	14,141	100.0%	99.8%	126,950	101,018	107,920
Patio Bullrich	10/98	11,683	100.0%	99.7%	103,159	90,086	123,087
Alto Noa Shopping	03/95	19,141	100.0%	99.7%	47,047	39,300	34,601
Buenos Aires Design	11/97	13,746	53.7%	99.0%	42,432	36,361	17,536
Alto Rosario Shopping (6)	11/04	27,691	100.0%	97.1%	123,510	97,656	127,344
Mendoza Plaza Shopping	12/94	42,238	100.0%	97.7%	101,419	81,822	114,422
Dot Baires Shopping	05/09	49,719	80.0%	99.4%	189,271	150,503	464,881
Córdoba Shopping Villa Cabrera	12/06	15,106	100.0%	100.0%	58,359	47,160	71,371
Soleil	07/10	13,609	100.0%	100.0%	45,039	34,564	91,379
La Ribera Shopping	08/11	8,378	50.0%	97.7%	11,910	3,833	18,123
GENERAL TOTAL		308,793		99.1%	1,583,505	1,284,640	1,852,378

Notes:
(1) Total leaseable area in each property. Excludes common areas and parking spaces.-
(2) Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3) APSA’s effective interest in each of its business units. IRSA has a 95.69% interest in APSA.-
(4) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Does not include works in progress.

(5) Through Alto Palermo S.A.
(6) Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-

Tenant Retail Sales (1)

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which Alto Palermo had an interest for the periods shown below:

	2013 (in thousands of Ps.)	2012 (in thousands of Ps.)	Var
Alto Palermo	1,609.8	1,304.6	23.4%
Abasto Shopping	1,939.0	1,537.3	26.1%
Alto Avellaneda	1,868.8	1,466.9	27.4%
Paseo Alcorta	822.7	667.8	23.2%
Patio Bullrich	548.3	498.5	10.0%
Alto Noa Shopping	609.2	500.4	21,8%
Buenos Aires Design	241.5	235.8	2.4%
Alto Rosario Shopping	1,060.2	825.2	28.5%
Mendoza Plaza Shopping	1,206.7	929.1	29,9%
Córdoba Shopping	432.9	340.3	27.2%
Dot Baires Shopping	1,566.6	1,271.2	23.2%
Soleil	366.4	254.1	44.2%
La Ribera Shopping (3)	209.9	135.2	55.2%
Total Sales (2)	12,482.0	9,966.4	25.2%

(1)
   Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.

(2)	Excludes sales from stands and spaces used for special exhibitions.
(3)	Includes accumulated results since acquisition on August 2011.

Expiration of Lease Agreements

The following table shows a schedule of lease expirations for our shopping center properties in place as of June 30, 2013, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Agreements Expiration as of June 30:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps./000)	(%)
2014	585	87,733	28%	164,571,170	32%
2015	405	58,368	19%	143,851,800	28%
2016	374	58,771	19%	146,057,908	28%
2017 and subsequent years	116	103,921	34%	67,012,725	13%
Total (2)	1,480	308,793	100%	521,493,603	100%

(1)	Including the vacant stores as of June 30, 2013. A lease may be associated with one or more stores.
(2)	Including the base rent and does not reflect our ownership interest in each property.

Occupancy Rate

The following table shows the occupancy rate of each shopping center during the fiscal years ended June 30, 2013 and 2012:

	2013	2012
Abasto	99.8%	99.1%
Alto Palermo	98.5%	98.3%
Alto Avellaneda	99.9%	96.1%
Paseo Alcorta	99.8%	100.0%
Patio Bullrich	99.7%	100.0%
Alto Noa	99.7%	98.9%
Buenos Aires Design	99.0%	100.0%
Mendoza Plaza	97.1%	96.4%
Alto Rosario	97.7%	97.6%
Córdoba Shopping Villa Cabrera	100.0%	99.6%
Dot Baires Shopping	99.4%	99.4%
Soleil Factory Shopping	100.0%	100.0%
La Ribera Shopping	97.7%	98.7%
Overall Average	99.1%	98.4%

Rental Price

The following table shows the annual rental price per square meter for the fiscal years ended June 30, 2013 and 2012:

	Fiscal Year ended June 30, (1)
	2013	2012
Abasto	7,337.5	5,895.2
Alto Palermo	14,442.2	11,802.1
Alto Avellaneda	5,155.8	4,312.3
Buenos Aires Design	3,086.9	2,640.8
Paseo Alcorta	8,977.5	7,161.0
Patio Bullrich	8,829.8	7,710.3
Alto NOA	2,457.9	2,064.3
Alto Rosario	4,460.2	3,526.5
Mendoza Plaza	2,401.2	1,937.2
Córdoba Shopping- Villa Cabrera	3,863.4	3,104.6
Dot Baires Shopping	3,806.8	3,038.8
Soleil Factory Shopping	3,309.5	2,349.3
La Ribera Shopping	1,421.5	497.1

(1)
Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent and revenues from admission rights (excluding any applicable tax on sales) divided by gross leasable square meters.

Depreciation

Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

Principal Terms of Alto Palermo’s Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Alto Palermo’s lease agreements are generally denominated in Pesos.

Decree No. 214/2002 and Decree No. 762/2002, which modify Public Emergency Law No. 25,561, determine that duties to turn over sums of money which are denominated in U.S. dollars and which are not related to the financial system prior to January 7, 2002 are subject to the following:

•
obligations will have to be paid in Pesos at a rate of Ps.1.00 = US$1.00. Additionally, these obligations are subject to inflation adjustment through the Coeficiente de Estabilización de Referencia ("CER");

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

Leaseable space at Alto Palermo’s shopping centers is marketed through an exclusive arrangement with its real estate brokers, Fibesa S.A. (“Fibesa”) and Comercializadora Los Altos S.A. (merged with Fibesa S.A. as of July 1, 2009). Alto Palermo has a standard lease agreement, the terms and conditions of which are described below, which it uses for most tenants. However, Alto Palermo’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 24% on an annual and cumulative basis as from the thirteenth (13th) month of effectiveness of  the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Risk Factors” for a more detailed discussion.

In addition to rent, Alto Palermo charges most of its tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission right is normally paid in one lump sum or in a small number of monthly installments, range between 3 and 6. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo´s consent.

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

Alto Palermo carries out promotional and marketing activities to attendance visits to its shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by Alto Palermo. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. Alto Palermo may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. Alto Palermo also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

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

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of our shopping center revenues (in millions of Ps.) for the fiscal years ended June 30, 2013 and 2012:

Type of Business	2013	2012
Anchor Store	869.5	708.2
Clothes and footwear	6,149.9	4,932.8
Entertainment	461.5	351.5
Home	2,322.6	1,795.6
Restaurant	1,161.5	937.4
Miscellaneous	1,438.2	1,186.2
Services	78.8	54.7
Total	12,482.0	9,966.4

Additional Information About Alto Palermo’s Shopping Centers

Set forth below is a brief description of each of Alto Palermo’s shopping centers

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 146-store shopping center that opened in 1990 and is located in the densely populated middle-income neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access at the intersection of Avenues Santa Fe and Coronel Díaz. Alto Palermo Shopping has a total constructed area of 65,029 square meters (including parking lot) that consists of 18,690 square meters of gross leaseable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars for a fee over an area of 32,405 square meters. The shopping center target customer is a middle-income shopper aged 28 to 40.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 1,609.8 million, 23.4% higher than the Ps. 1,304.6 million invoiced in the same period of the previous fiscal year. Sales per square meter reached Ps. 86,130.2. Total rental income increased from about Ps. 220.7 million for the fiscal year ended June 30, 2012 to Ps. 269.9 million for the fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Alto Palermo Shopping was 98.5%.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 140-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. This shopping center is located near a railway station and close to downtown Buenos Aires City. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking lot) that includes 36,943 square meters of gross leaseable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, a 20-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters.

Alto Avellaneda’s target customer is a middle-income shopper aged 16 to 30.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,868.8 million, which represents a year-on-year growth of 27.4%. Sales per square meter were Ps. 50,586.9. Total rental income increased from Ps. 159.3 million for the fiscal year ended June 30, 2012 to Ps. 190.5 million for the fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Alto Avellaneda was 99.9%.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 109-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553.8 square meters (including parking lot) that consists of 14,141 square meters of gross leaseable area. Paseo Alcorta has a 12-restaurant food court and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. It is a three-level shopping center that includes a parking lot that charges a fee (as from June 2008) with approximately 1,300 spaces.

The shopping center target customer is a high-income shopper aged 34 to 54.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 822.7 million, which represents annual sales for approximately Ps. 58,182.5 per square meter and a year-on-year growth of 23.2%. Total rental income increased from approximately Ps. 101.0 million in fiscal year ended June 30, 2012 to Ps. 126.9 million in fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Paseo Alcorta was 99.8%.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 175-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by Carlos Gardel subway station; it is six blocks away from Once railway station and near the highway to Ezeiza International Airport. Abasto Shopping opened on November 10, 1998. Our investment in Abasto amounted to US$ 111.6 million. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center (including parking lot and common areas), with approximately 37,708 square meters of gross leaseable area (41,440 square meters including Museo de los Niños). Abasto is ranked #4 in terms of gross leaseable area in Argentina. The shopping center is near Torres de Abasto, our apartment complex, and Coto supermarket.

Abasto Shopping has a 27-restaurant food court, a 12-screen movie theatre complex seating approximately 3,100 people, covering a surface area of 8,021 square meters, entertainment area and Museo de los Niños with a surface area of 3,732 square meters (the latter is not included within the gross leaseable area). The shopping center is distributed in five stories and includes a parking lot for 1,200 vehicles with a surface area of 40,169 square meters.

Abasto Shopping’s target customer is a middle-income shopper aged 25 to 45, that in our opinion, represents an important portion of the population in this area of Buenos Aires.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,939.0 million, 26.1% higher than the sales recorded in the same period of the previous fiscal year. Sales per square meter were approximately Ps. 51,420.5. Total rental income increased from approximately Ps. 222.3 million in fiscal year ended June 30, 2012 to Ps. 276.9 million in fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Abasto Shopping was 99.8%.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is located in the Recoleta neighborhood, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of the most prestigious hotels of Buenos Aires and the subway, bus and train systems. Additionally, the shopping center is only 10 minutes by car from the downtown area of the City of Buenos Aires.

Patio Bullrich has a total constructed area of 29,982 square meters (including parking lot) that consists of 11,683 square meters of gross leaseable area and common areas consisting of 12,472 square meters. The shopping center includes a four-screen multiplex movie theatre seating 1,381 people and a 12-store food court. The four-story shopping center has a parking lot that charges a fee with 215 spaces over an area of 4,825 square meters.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 548.3 million, which represents annual sales for approximately Ps. 46,930.3 per square meter. Total rental income increased from approximately Ps. 90.1 million in fiscal year ended June 30, 2012 to Ps. 103.1 million in fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Patio Bullrich was 99.7%.

Alto Noa, Salta, Province of Salta. Alto Noa is a 91-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 19,141 square meters of gross leaseable area. Alto Noa has a food court with 13 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping center occupies one floor and has free parking lot available 551 cars.

Alto Noa’s target customer is a middle-income shopper aged 28 to 40.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 609.2 million, which represents annual sales for approximately Ps. 31.827.9 per square meter. Total rental income increased from approximately Ps. 39.3 million in fiscal year ended June 30, 2012 to Ps. 47.0 million in fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Alto Noa was 99.7%.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 62-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.68% interest in Emprendimiento Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zones in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters (including parking) that consists of 13,776 square meters of gross leaseable area. The shopping center has 8 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot.

Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 241.5 million, which represents approximately Ps. 17,571.7 per square meter. Total rental income increased from approximately Ps. 36.4 million in fiscal year ended June 30, 2012 to Ps. 42.4 million in fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Buenos Aires Design was 99.0%.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a 146-store shopping center located in the City of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters (including parking), which consists of 27,691 square meters of gross leaseable area. Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art screens. The shopping center occupies one floor and has free parking available for 1,736 cars.

Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,060.2 million, which represents a year-on-year growth of 28.5%. Sales per square meter were approximately Ps. 38,288.0. Total rental income increased from approximately Ps. 97.6 million in fiscal year ended June 30, 2012 to Ps. 123.5 million in fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Alto Rosario was 97.7%.

Mendoza Plaza Shopping, Mendoza, City of Mendoza. Mendoza Plaza is a 147-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza Shopping consists of 42,238 square meters of gross leaseable area and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, the Chilean department store Falabella, a food court with 21 restaurants, an entertainment center and a supermarket, which is also a tenant. The shopping center has two levels and has free parking available for 2,600 cars.

Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,206.7 million, which represents a year-on-year growth of 29.9%. Sales per square meter were approximately Ps. 28,569.4. Total rental income increased from approximately Ps. 81.8 million in fiscal year ended June 30, 2012 to Ps. 101.4 million in fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Mendoza Plaza Shopping was 97.1%.

Córdoba Shopping, Villa Cabrera, City of Córdoba. Córdoba Shopping Villa Cabrera is a 106-store commercial center with a covered area of 35,000 square meters, consisting of 15,106 square meters of gross leaseable area located in Villa Cabrera, City of Córdoba. It has a 12-screen movie theatre complex and a parking lot for 1,500 vehicles.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 432.9 million, which represents a year-on-year growth of 27.2%. Sales per square meter were approximately Ps. 28,657.5. Total rental income increased from Ps. 47.1 million in fiscal year ended June 30, 2012 to Ps. 58.3 million in fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Córdoba Shopping was 100.0%.

Dot Baires Shopping, Autonomous City of Buenos Aires, Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, out of which 49,719 constitute Gross Leaseable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles.

Dot Baires Shopping is located in the Saavedra neighborhood, at the spot where Av. General Paz meets the Panamerican Highway and it is the largest shopping center in the City of Buenos Aires in terms of square meters.

As of June 30, 2013, our equity interest in Panamerican Mall S.A. was 80%.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,566.6 million, which represents annual sales for approximately Ps. 31,509.7 per square meter. Total rental income increased from approximately Ps. 150.5 million in fiscal year ended June 30, 2012 to Ps. 189.3 million in fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Dot Baires Shopping was 99.4%.

Soleil Premium Outlet, Greater Buenos Aires: Soleil Premium Outlet is a shopping center that has been managed by us since 2010. As from April 2013, as a result of its refurbishment and reengineering and a strong advertising campaign, it was renamed Soleil Premium Outlet. At present, it has a surface area of 48,313 square meters, 13,609 square meters of which are gross leaseable area, and we are authorized to build more than 9,697 square meters. It comprises 75 stores and 2,335 parking spaces.

Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina more than 25 years ago and it is the first Premium Outlet in the country.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 366.4 million, which represents period average sales for approximately Ps. 26,922.6 per square meter and a year-on-year growth of 44.2% in invoicing. Total rental income increased from approximately Ps. 34.6 million in fiscal year ended June 30, 2012 to Ps. 45.0 million for the fiscal year ended June 30, 2013.

As of June 30, 2013, the occupancy rate at Soleil Premium Outlet was 100%.

La Ribera Shopping, City of Santa Fe. La Ribera Shopping has a surface area of 43,219 square meters, comprising 50 retail stores and a 7 2D and 3D-screen multiplex cinema, the last one was opened in August 2012 with state-of-the-art sound and imaging technology. It also comprises a 510-square meter Cultural Center and 24,553 square meters in outdoor areas and free parking space. Its gross leaseable area is approximately 8,378 square meters.

The shopping center is strategically located within the Port of Santa Fe, the most developed area in terms of real estate in the City of Santa Fe, 27 km away from the City of Paraná and 96 km away from the City of Rafaela. Its influence area represents a potential market consisting of over one million people.

In the fiscal year ended June 30, 2013, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 209.9 million, which represents period average sales for approximately Ps. 25,051.9 per square meter. Total rental income increased from Ps. 3.8 million in fiscal year ended June 30, 2012 to Ps. 11.9 million during 2013.

As of June 30, 2013, the occupancy rate at La Ribera Shopping was 97.7%.

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

Related Business

Development and Sales of Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories or warehouses. In connection with our development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In fiscal year ended June 30, 2013, revenues from the Development and Sale of Properties segment amounted to Ps. 142.0 million, compared to Ps. 162.8 million posted in the fiscal year ended June 30, 2012.

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

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2013 and 2012:

Development and Sale of Properties

Developments	Date of Acquisition	Estimated /Real Cost (in thousands of Ps.) (1)	Area intended for sale (sqm)	Total Units / Lots (2)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (3)	Accumulated Sales (in thousands of Ps.)	Accumulated Sales as of June 30, (in thousands of Ps.) (4)		Book Value (in thousands of Ps.)
									2013	2012	2013
Residential Apartments
Torres Renoir (10)	Sep-99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940			-
Caballito Nuevo (10)	Nov-97	-	67	1	100.00%	100.00%	99.07%	55,401	6,983	9,248	313
Torres de Rosario (5) (10)	Apr-99	-	2,509	16	95.67%	100.00%	60.00%	14,982	4,262	5,002	3,089
Libertador 1703/1755 (Horizons) (9)	Jan-07	399,355	44,648	467	50.00%	100.00%	100.00%	241,266	117,090	110,596	19,396
Other Residential Apartments (6)	N/A	231,677	138,520	1,438				310,895	811	371	75,674
Subtotal Residential Apartments		653,893	191,127	1,950				676,484	129,146	125,217	98,472

Residential Communities
Abril/Baldovinos (7) (10)	Jan-95	130,955	5,137	4	100.00%	100.00%	99.50%	238,175	1,113		2,878
El Encuentro (10)	Nov-97	-	6,628	5	100.00%	100.00%	85.00%	15,180	11,698	10,260	1,136
Villa Celina I, II and III	May-92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028			-
Subtotal Residential Communities		135,697	87,735	228				267,383	12,811	10,260	4,014

Land Reserves
Puerto Retiro	May-97		82,051	-	50.00%	0.00%	0.00%	-			51,337
Santa María del Plata	Jul-97		715,951	-	100.00%	0.00%	10.00%	-			158,951
Pereiraola (10)	Dec-96		1,299,630	-	100.00%	0.00%	100.00%	46,311			8,200
Terreno Rosario (5) (10)	Apr-99		31,000	-	95.67%	0.00%	100.00%	11,072		27,273	7,665
Terreno Baicom	Dec-09		34,500	1	50.00%	0.00%	0.00%	-			4,459
Pilar	Oct-98		740,237	-	100.00%	0.00%	0.00%	-			1.550
Coto Air Space (5)	Sep-07		16,167	284	95.67%	0.00%	0.00%	-			8.945
Terreno Catalinas Norte	Dec-09		42,625	-	100.00%	0.00%	100.00%	-			109,171
UOM Lujan	Jul-97		1,176,000								33,816
Other Land Reserves (8)	Dec-96		13,547,860	-				2,213	39		19,160
Subtotal Land Reserves			17,686,021	285				59,596	39	27,273	403,254

TOTAL		789,590	17,964,883	2,463				1,003,463	141,996	162,750	505,740

Notes:
(1) Total area intended for sale upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces but excluding common areas).
In the case of Land Reserves the land area was considered.

(2) Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(3) The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(4) Corresponds to the company’s consolidated total sales.
(5) Through Alto Palermo S.A.
(6) Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received by Beruti through APSA, Torres Jardín,  Edificios Cruceros (fully sold),
San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Terreno Caballito and
Lotes Pereiraola through IRSA.

(7) Includes the sales of Abril’s shares.
(8) Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza (fully sold),
Zelaya 3102, Conil, Soleil air space and Other APSA (Through APSA)

(9) Owned by CYRSA S.A.
(10) Barter Transactions

Apartment Projects Developed

Horizons Project, Vicente López, Olivos, Province of Buenos Aires. The project was developed by IRSA-CYRELA. It is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings.

As of June 30, 2013, preliminary sales agreements had been executed for 100% of our own units on sale. The Towers located in both blocks are completed.

Private Residential Communities

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

As of June 30, 2013, our residential communities for the construction of single-family homes for sale in Argentina had a total of 5,137 square meters of saleable area in Abril, and 6,628 square meters of saleable area in “El Encuentro” (Benavidez). Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2013, 99.6% of the property had been sold for an aggregate of over Ps. 240 million, with 4 lots (5,137 square meters) available for sale.

Land Reserves

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2013, our land reserves totaled approximately 1,782 hectares (including the lot in Caballito, and the air space over Coto C.I.C.S.A. - “Coto”- where we hold interests through our subsidiary Alto Palermo).

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

Puerto Retiro. Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so we have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meters financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided yet. We own a 50% interest in Puerto Retiro.

Caballito lot, Ferro Project. This is a property of approximately 23,791 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property which already has the consent of the Executive Branch.

Coto Residential Project. Alto Palermo owns approximately 24,000 square meters in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. .

New projects and undeveloped properties

Purchase of Nobleza Piccardo’s Plant (through our subsidiary APSA) On December 28, 2012, in compliance with the lease agreement executed upon the acquisition of the site, Nobleza Piccardo partially vacated the property located in the district of San Martín. Quality Invest received approximately 2,100 square meters of offices and 50,300 square meters of industrial units. Pursuant to the agreement, vacation of the remaining surface area is scheduled for May 2014.

On March 20, Quality Invest S.A. completed the payment for the purchase of the site where Nobleza Piccardo’s plant was located. It had been originally agreed that the balance would be payable in three annual consecutive installments of US$ 7.7 million of principal plus interest at a rate of 7.5%. By means of this payment, the installments for 2013 and 2014 were advanced.

PAMSA-Dot Baires Offices (through our subsidiary APSA) Panamerican Mall S.A., a subsidiary of our subsidiary APSA, developed an office building with a gross leaseable area of 11,242 square meters adjacent to Dot Baires Shopping. This building was inaugurated in May 2009. As of June 30, 2013 the building’s occupancy rate was 100%, which marks the entrance by the Company into the booming rental office corridor in the northern area of the City of Buenos Aires

DOT Adjoining Plot (ex Philips) (through our subsidiary APSA) On May 3, 2012, the Government of the City of Buenos Aires, through the General Office of Zoning Interpretation (Dirección General de Interpretación Urbanística) approved, through a pre-feasibility study, the parcel subdivision of the Ex-Philips plot contingent upon the observance of the applicable building regulations in each of the resulting parcels. In addition, all the uses and parameters established under the municipal ordinance previously issued by the above mentioned authority are being observed.

On June 3, 2013, we were given notice that the Government of the City of Buenos Aires had approved the requested parcel subdivision of the ex-Philips plot. As a result, the property was divided into three parcels: 2 parcels of approximately 6,400 square meters and a parcel adjoining DOT Shopping of 15,900 square meters intended for the future extension of the shopping center.

Neuquén Project, Province of Neuquén The main asset of the project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 4, 2012, pursuant to an agreement entered into between Shopping Neuquén S.A. and the Municipality of Neuquén, a new extension was agreed to resume works on the site, following appointment of a new constructor. The new deadlines contemplate the appointment of a constructor and resumption of works. As of June 30, 2013, the works related to the Shopping are in progress.

APSA signed an agreement with the Municipality of Neuquén in which APSA committed to construct the whole shopping center in a maximum term of 24 months, these will be counted starting from the date of signature of the act of beginning of works. On June 30, 2013 and  2012 and on  July 1, 2011 the amount of the developments in Shopping Neuquén rise to Ps. 36.1, Ps. 9.1 and Ps. 4.5 million, respectively.

On June 30, 2013 the contractual obligations corresponds mainly to constructions related with the project above and they rise to Ps. 205 million. The project is estimated to be concluded on September 2014, the project is financed through a syndicated loan subscribed with different bank institutions, for further information see Item 5.b Indebtedness.

Terreno Paraná On June 30, 2009, Alto Palermo S.A. (APSA) executed a letter of intent whereby it stated its intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and operation of a shopping center or retail space. The purchase price was US$ 0.5 million, out of which US$ 0.05 million were paid as advance payment at the beginning of July 2010, US$ 0.1 million were paid in August 2010, and the remaining US$ 0.35 million will be paid upon the execution of the title deed. The certificate of possession of the plot was executed on December 29, 2012.

Arcos del Gourmet. In December 2011, Alto Palermo started to develop the “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. “Distrito Arcos” will be an open-air space with a variety of premium brands in the exclusive neighborhood of Palermo. APSA expects it to open by the end of 2013 with a high occupancy rate.  It has been highly accepted by tenants and more than 80% of the lease agreements have been executed as of today, almost all of them clothes and footwear stores.

This new retail hub is expected to add approximately 13,000 square meters of gross leasable area and 65 stores to APSA’s portfolio, including one cinema of approximately 800 square meters and more than 1000 square meters dedicated to restaurant business.

We hope that this new project, which will combine a retail and a cultural concept, will equal the success of our other latest development projects.

APSA maintain engagements with the City of Buenos Aires´ Government in order to develop the Arcos del Gourmet project. The amount of the construction as of June 30, 2013 and 2012 rise to Ps. 136.3 million and 17.8 million, respectively. On June 30, 2013 the contractual obligations corresponds mainly to constructions related with the project above and rise to Ps 227.3 million. The project is estimated to be concluded by the end of 2013, the project is financed through a syndicated loan subscribed with different bank institutions, for further information see Item 5.b Indebtedness.

Other Land Reserves

Our portfolio also includes twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta, Pilar and Pontevedra. We also own a property in the surroundings of the City of Santa Fe called Isla Sirgadero.

Barter transactions

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, a 110-hectare gated residential complex known as “El Encuentro” is located, consisting of a total of 527 lots with a total saleable area of 610,785.15 square meters with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay US$ 4.0 million to our subsidiary Inversora Bolívar, of which US$ 1.0 million were paid in cash and the balance of US$ 3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 square meters. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of June 30, 2013, after having started its commercialization in March 2010, 109 units had been sold; and 5 units were available for sale.

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

On July 2012, the buyer paid the monetary portion of consideration and, as of June 30, 2013, therefore only delivery of the promised lots is pending.

To secure payment of the price, the buyer pledged in our favor its Pereiraola’s shares, which remain in our custody. Additionally, the buyer created a first-degree mortgage over the property in our favor.

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and KOAD S.A. (“KOAD”), an Argentine developer, entered into an asset exchange agreement valued at US$ 7.5 million pursuant to which it sold to Koad plot number 36 of “Terrenos de Caballito” whereby KOAD has agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters, totaling approximately 28,000 saleable square meters. The project offers a wide variety of amenities and services. As a result of this transaction, Koad delivered to IRSA 118 apartments and 61 parking lots in the first tower, representing 25% of the total square meters for sale. As of June 30, 2013, 1 apartment and 13 parking spaces were available for sale.

Caballito plot. During fiscal year 2011, we and TGLT executed a barter deed pursuant to which we transferred to TGLT under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, TGLT agreed to carry out in the property a real estate development for residential use. In exchange for the transfer of the property, APSA will receive non-cash considerations equivalent to US$ 12.75 million, which consist in transferring under barter to APSA certain home units in the buildings to be built which will represent 23.1% of the saleable area and 21.1% of the parking spaces area. As security for the transaction, TGLT has granted to IRSA a first-degree mortgage over the property in the amount of US$ 12.75 million.

Pursuant to the Barter Deed executed by the parties the units in Tower 1 will be delivered in October 2014, the units in Tower 2 will be delivered in April 2015 and the units in Tower 3 will be delivered in October 2015.

Torres Rosario Project, City of Rosario, Province of Santa Fe (through our subsidiary APSA) APSA owns a block of land of approximately 50,000 square meters divided into 8 smaller plots in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2011, 2 of the plots had been bartered with Condominios del Alto S.A. (plots 2-G and 2-H).

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
As of June 30, 2013, the project had been completed, with 4 apartments, 5 parking spaces and one storage space being available for sale.

Condominios del Alto II – (parcel 2-H) The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 floors and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry.

As of June 30, 2013, works in parcel H were completed, with 12 apartments (1,608 square meters), 24 parking spaces and 2 storage spaces being available for sale.

Beruti Plot of land. During June 2008, we acquired a plot of land located at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires close to our Shopping Center known as “Alto Palermo Shopping”. The transaction involved a surface area of 3,207 square meters for a price of US$ 18.8 million. This has been a significant acquisition because of the strategic location of the property. On October 13, 2010, we and TGLT executed the preliminary purchase agreement whereby we sold the lot. As consideration, we received US$ 10.7 million, 17.33% of the saleable square meters, 15.82% of the residential parking spaces and 170 of the business parking spaces located in the first and second underground levels. As security for the transaction, TGLT delivered us a performance bond for US$ 4.0 million and a first-degree mortgage in our name for US$ 8,143,231, over the lot. Delivery is scheduled for November 2013.

Hotels

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires. In March 1998, we acquired the Hotel Libertador. During the fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. During the fiscal year 2007 we increased our share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy	Average Price per Room (Ps.)	Accumulated Sales as of June 30 (in thousands of Ps.)		Book Value (in thousands of Ps.)
						2013	2012
Intercontinental (3)	11/01/97	76.34%	309	67.9%	737	87.081	85.977	48,048
Sheraton Libertador (4)	03/01/98	80.00%	200	74.1%	684	52.089	55.642	33,307
Llao Llao (5)	06/01/97	50.00%	201	54.2%	1,401	86.666	28.393	86,845
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A
Total	-	-	710	65.4%	941	225.836	170.012	168,200

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

Hotel Intercontinental, City of Buenos Aires. In November 1997, we acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. and during the fiscal year 2007 we increased our share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meters ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

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

International Investments

Acquisition of companies in the real estate business in the Republic of Uruguay. In the course of the fiscal year 2009 we acquired a 100% ownership interest in Liveck S.A., a company organized under the laws of Uruguay, in exchange for a token consideration. In June 2009, Liveck acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two Uruguay-based real estate companies, for US$ 7.8 million. The remaining 10% ownership interest in both companies is held by Banzey S.A. (Banzey). These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

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

As of June 30, 2013 the architectural project continues to progress. The local firms involved are Gómez Platero and Kimelman Moraes.

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

During the fiscal year 2011, as a result of negotiations successfully undertaken, an agreement was reached to restructure Metropolitan’s debt as follows:

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

As of June 30, 2013, this building had an occupancy rate of 86.2% generating average revenues above US$ 62.9 per square meters per month.

 Building located at 183 Madison Avenue, New York, NY. In December 2010, we, through Rigby 183 LLC (“Rigby 183”), in which we indirectly hold a 49% stake through IMadison LLC (“IMadison”), jointly with other partners, acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York. This area involves famous and prominent buildings such as, the Empire State Building, the Macy’s Herald Square, and the Madison Square Garden and it also has one of the largest office and store markets, excellent access to transportation, restaurants, stores and entertainment options.

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

On November 27, 2012, we increased our interest in Rigby 183 LLC, owner of the Madison 183 building located in Manhattan, to 74.50%, thus consolidating the results of the investment in the company’s statement of income.

As of June 30, 2013, the building’s occupancy rate was 98.5%.

Supertel Hospitality Inc.

In March 2012, through our subsidiary Real Estate Strategies, L.P. in which we hold a 66.8% interest, we have consummated the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. for a total amount of US$ 30,000,000. Such preferred shares will bear an annual 6.25% preferred dividend and will carry the same voting rights as common shares.

In addition and subject to certain restrictions, they will be convertible into common shares at the rate of ten shares for each preferred share for a term of 5 years.

Furthermore, pursuant to the has aforementioned acquisition we have received warrants to acquire 30 million additional common shares, that, subject to certain restrictions, can be exercised at any time during the 5-year period from closing of the transaction (such exercise being mandatory under certain conditions following 3 years from such closing) at a price of US$ 1.20 per share.

Pursuant to the investment agreements, we are entitled to appoint up to 4 directors of 9 directors and to exercise preemptive rights over future issues of shares.

As of the date hereof, we hold voting rights in respect of a 34% interest in Supertel Hospitality Inc. Likewise, exercise of the rights of conversion into common shares under both the preferred shares and warrants is limited to the same percentage.

On September 26, 2013, Supertel announced that due to the current market conditions and their pricing expectations they were withdrawing the proposed underwritten public offering of its common stock.

 Investment in Hersha Hospitality Trust. Hersha’s portfolio of hotels comprises majority stakes in 56 hotels and ownership interests in 8 hotels through joint ventures. These hotels are all within the "select service" and "upscale hotels" categories. In the aggregate, Hersha’s 64 hotels represent over 9,221 rooms and are mainly located in Arizona, California, Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, North Caroline, Pennsylvania, Rhode Island and Virginia. The properties are operated under highly prestigious, leading franchises (such as Marriott ®, Courtyard by Marriott ®, Residence Inn ®, Fairfield Inn ®, Springhill Suites ®, TownePlace Suites ®, Hilton ®, Hilton Garden Inn ®, Hampton Inn ®, Homewood Suites ®, Hyatt Summerfield Suites ®, Holiday Inn ®, Holiday Inn Express ®, Comfort Inn ®, Mainstay Suites ®, Sleep Inn ®, Sheraton Hotel ®, and Hawthorn Suites ®)). Hersha also operates some of its hotels through independent boutique hotel chains.

On August 4, 2009, through Real Estate Investment Group L.P. (“REIG”), a company indirectly controlled and managed by us, together with other minority investors, we acquired 5.7 million common shares of Hersha, a leading company in the hotels segment in the United States, for a total purchase price of US$ 14.3 million. Accessorily to the initial acquisition of our equity interest in Hersha, we have an option to buy up to 5.7 million additional common shares in Hersha at a price of US$ 3.00 per share exercisable at any time prior to July 31, 2014 subject to certain conditions. In addition, as a part of the investment agreements, our Director and Chief Real Estate Business Officer, Mr. Daniel R. Elsztain, was appointed member of the board of trustees of Hersha.

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

During the fiscal year 2013, we sold 17,105,629 ordinary shares of Hersha for a total amount of USD 92.5 million. Consequently, as of June 30, 2013 our interest in Hersha’s capital stock decreased from 9.13% (at the beginning of this year) to 0.49%. At present, we hold a residual interest of 1,000,000 common shares.

Office and Other

Overview

We are engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2013, we directly and indirectly owned interests in office and other rental properties in Argentina, which comprised 205,273 square meters of gross leaseable area. Out of these properties, 12 were office properties, which comprised 131,085 square meters of gross leaseable area. For the fiscal year 2013, we had revenues from Offices and other non-shopping center rental properties of Ps. 291.1 million.

All our office rental property in Argentina is located in Buenos Aires City. For the year ended June 30, 2013, the average occupancy rate for all our properties in the Offices and Other segment was approximately 97.1%.

Management.

We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally outsourced. The cost of the services is passed-through and paid for by the tenants, except in the case of our units not rented, in which case we absorb the cost. Our leaseable space is marketed through commissioned brokers, the media and directly by us.

Leases.

We usually lease our offices and other rental properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties.

The following table sets forth certain information regarding our direct and indirect ownership interest in office and other non-shopping center rental properties:

	Date of Acquisition	Gross Leaseable Area (sqm) (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.) (3)	Annual Accumulated Rental Income over Fiscal Years ended June 30, (in Thousand of Ps.)		Book Value (in thousands of Ps.)
						2013	2012
Offices
Edificio República	04/28/08	19,884	95,2%	100%	2,988	45,381	36,716	206,691
Torre Bankboston	08/27/07	14,873	96,4%	100%	2,277	34,181	30,233	146,399
Bouchard 551	03/15/07	12,081	100%	100%	1,965	42,740	39,626	90,383
Intercontinental Plaza	11/18/97	22,535	100%	100%	2,739	43,566	35,296	70,314
Bouchard 710	06/01/05	15,014	100%	100%	2,404	32,825	26,309	62,657
Dique IV, Juana Manso 295	12/02/97	11,298	94,4%	100%	1,657	23,262	20,405	57,189
Maipú 1300	09/28/95	9,399	97,3%	100%	1,238	21,359	19,036	32,221
Libertador 498	12/20/95	620	100%	100%	241	3,077	5,256	3,584
Suipacha 652/64	11/22/91	11,453	89,9%	100%	809	11,672	9,877	9,207
Madero 1020	12/21/95	101	100%	100%	2	24	31	155
Dot Building (7)	11/28/06	11,242	100%	96%	1,125	18,660	12,673	102,031
Other Offices (4)	-	2,585	89,4%	N/A	210	2,652	8,655	4,928
Subtotal Offices		131,085	97,1%	N/A	17,655	279,399	244,113	785,759

Other Properties
Commercial Properties (5)	-	274	-	N/A	-			769
Santa María del Plata S.A.	07/10/97	60,100	100%	100%	129	3,804	1,594	12,495
Predio San Martín	05/31/11	13,814	100%	50%	931	7,117	8,150	10,567
Other Properties(6)	12/17/09				15	803	115	11,481
Subtotal Other Properties		74,188	100%	N/A	1,075	11,724	9,859	35,312

Total Offices and Other		205,273	98,0%	N/A	18,730	291,123	253,972	821,071

Notes:
(1) Total leaseable area for each property as of June 30, 2013. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of June 30, 2013.
(3) Agreements in force as of 06/30/13 for each property were computed.
(4) Includes the following properties: Av. de Mayo 595, Rivadavia 2774, Costeros Dique IV.
(5) Includes the following properties: Constitución 1111.
(6) Includes the following properties: Constitución 1159.
(7) Through Alto Palermo S.A. – The building has income as from August 2010.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2013, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Surface area subject to expiring leases	Percentage of total surface area subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(sqm)	(%)	(Ps. thousand)	(%)
2013	16	29,774	15%	19.375	9%
2014	52	69,800	35%	86.724	39%
2015	46	41,195	20%	66.722	30%
2016+	44	60,758	30%	49.979	22%
Total	158	201,527	100%	222.800	100%

*Includes Offices which contract has not been renewed as of June 30, 2013.
*Does not include vacant leased square meters.
*Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage as of the end of the fiscal years 2013 and 2012:

	Occupancy Rate Fiscal Year ended June 30,
	2013	2012
Offices
Edificio República	95.2%	90.0%
Torre Bankboston	96.4%	96.0%
Bouchard 551	100.0%	100.0%
Intercontinental Plaza	100.0%	100.0%
Bouchard 710	100.0%	100.0%
Dique IV, Juana Manso 295	94.4%	92.0%
Maipú 1300	97.3%	98.0%
Libertador 498	100.0%	100.0%
Suipacha 652/64	89.9%	90.0%
Madero 1020	100.0%	0.0%
DOT Building	100.0%	100.0%
Others (2)	97.1%	88.0%

(1) Leased surface area in accordance with agreements in effect as of June 30, 2013 and 2012 considering the total leaseable office area for each year.
(2) Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

The following table sets forth the annual average income per square meter for our offices during the fiscal years ended June 30, 2013 and 2013:

	Annual Average income per square meter Fiscal year ended June 30, (1)
	2013	2012
	(Ps./sqm)	(Ps./sqm)
Offices
Intercontinental Plaza	2,282	1,847
Bouchard 710	2,298	2,033
Bouchard 557	2,033	1,695
Libertador 498	1,933	1,566
Maipú 1300	2,186	1,752
Madero 1020	2,059	1,806
Suipacha 652/64	2,078	1,852
Costeros Dock IV	4,963	2,122
Torre Bankboston	1,019	862
Edificio República	238	-
Dique IV, Juana Manso 295	1,660	1,127
Dot Building	894	3,878
Others (2)	2,282	1,847

(1)	Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.
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

Edificio República, City of Buenos Aires. This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leaseable square meters to our portfolio distributed in 20 floors. The main tenants include Apache Energía, Deutsche Bank, Estudio Beccar Varela, BASF Argentina S.A., Enap Sipetrol Argentina S.A., and Facebook.

Torre Bank Boston, City of Buenos Aires. The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. We have a 48.5% ownership interest in the building. At present, its main tenants are Exxon Mobile and Kimberly Clark Argentina.

Bouchard 551, City of Buenos Aires. Bouchard 551, known as “Edificio La Nación”, is an office building we acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. We have approximately 12,100 leaseable square meters in the building and our main tenants include Price Waterhouse & Co., AS. EM. S.R.L.

On September 19, 2012, we sold 2,384 square meters from two floors of offices with their parking lots, at approximately US$/sqm 3,570. On July 2, 2013, we sold three floors of offices (8,481 square meters) and 56 parking spaces at approximately US$/sqm 3,250.

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

Dique IV, Juana Manso 295, Puerto Madero, City of Buenos Aires. About mid-May 2009 we completed an office building located in Puerto Madero’s Dock IV. It is a luxury building with a leaseable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average 200 square meters and for corporations that need the entire floor. The building has nine office stories and retail stores in the first story. The main tenant in the building is Exxon Mobile.

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

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, the city’s most important public transportation hub, connecting rail, subway and bus transportation. We own 9,400 square meters, with an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Verizon Argentina S.A., PPD Argentina S.A. and TV Quality SRL.

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

During Fiscal Year 2013, the Company sold all but 1,857 square meteres of this building.

Edificios Costeros, Dique IV, City of Buenos Aires. On August 29, 2001, we signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Celistics S.A., London Supply S.A.C.I.F.I., Banco Río de la Plata S.A. and Escuela Argentina de Marketing S.A. On June 15, 2012, we sold 4,703 square meters in built office space with 46 parking spaces and 4 supplementary storage spaces. The transaction price was Ps. 69.0 million. On January 8, 2013 we sold two functional units, two parking spaces and a storage space totaling 381 square meters at Ps. 9.2 million.

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

PAMSA-Dot Baires Offices. Panamerican Mall S.A., a subsidiary of our subsidiary APSA, developed an office building  with a gross leaseable area of 11,241 square meters adjacent to Dot Baires Shopping. This building was opened in July 2010, which means our landing in the booming rental office corridor in the northern area of the City of Buenos Aires. As of June 30, 2012 the building’s occupancy rate was 100%. The principal tenants include General Electric International Inc., Metrogames, Mallinckrodt Medical Arg. Limited, Carrier and Boston Scientific Argentina S.A.

Other office properties. We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or floors in buildings. These properties include Suipacha 664 and Av. de Mayo 589.

Retail and other properties.

Our portfolio of rental properties as of June 30, 2013 includes 5 non-shopping center leaseable properties that may be leased as shops on streets, a lot in industrial premises, undeveloped plots of land or other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Solares de Santa María, Constitución 1159, Madero 1020 and Rivadavia 2774.

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

Our Investment in Banco Hipotecario

As of June 30, 2013, we owned approximately 29.77% of Banco Hipotecario which represented 12.45% of our consolidated assets as of such date. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations and customers are located in Argentina where it operates a nationwide network of 56 branches and 16 sales offices. Additionally, its subsidiary Tarshop S.A. has 31 sales offices.

Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2013, Banco Hipotecario ranked eleventh in the Argentine financial system in terms of shareholders’ equity and thirteenth in terms of total assets. As of June 30, 2013, Banco Hipotecario’s shareholders’ equity was Ps.3,608.3 million, its consolidated assets were Ps.17,340.4 million, and its net income for the twelve-month period ended June 30, 2013 was Ps.339.1 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I GDR program.

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

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2013, its portfolio of non-mortgage loans represented 80.3% of its total loan portfolio, compared to 79.5% as of June 30, 2012.

During the period ended June 30, 2013, Banco Hipotecario also experienced continued growth in deposits, including savings accounts and time deposits.

The following table sets forth Banco Hipotecario’s sources of funding as of the dates indicated.

	On June 30,		% Change
	2013	2012	2013/2012
	(in millions of Pesos, except for percentages) (2)
Bonds(1)	2,291.7	1,984.0	15.5%
Repo	-	90.5	NA
Borrowings from Central Bank	-	6.9	NA
Borrowings from bank and international entities	393.0	550.9	(28.7)%
Deposits	8,978.1	6,943.2	29.3%
Total	11,662.8	9,575.5	30.1%

(1) Excludes accrued interest.
(2) Consolidated information.

On October 10, 2012 Banco Hipotecario paid dividends for the total amount of Ps. 100 million, corresponding to the divididend approved on April, 2011 by the shareholder meeting.

On August 23, 2013 the Ordinary General Shareholders’ Meeting resolved to distribute Ps. 30 million of cash dividends on ordinary shares. This decision has been approved by BCRA.

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

Shopping centers

Because most of our shopping centers are located in developed and highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space at our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

 The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location (1)	Gross Leaseable Area	Stores	National GLA Percentage (2)	Stores Percentage (2)
APSA
	Abasto de Buenos Aires	CABA	41,440	175	2.26%	2.77%
	Alto Palermo Shopping	CABA	18,690	146	1.12%	2.31%
	Buenos Aires Design (3)	CABA	13,746	61	0.82%	0.97%
	Dot Baires Shopping	CABA	49,719	153	2.98%	2.42%
	Paseo Alcorta (4)	CABA	52,791	109	0.85%	1.73%
	Patio Bullrich	CABA	11,683	82	0.70%	1.30%
	Córdoba Shopping (4)	Córdoba	22,088	105	0.91%	1.66%
	Alto Avellaneda (4)	GBA	67,897	140	2.21%	2.22%
	Mendoza Plaza Shopping (4)	Mendoza	42,238	147	2.53%	2.33%
	Alto Rosario	Rosario	39,952	146	1.66%	2.31%
	Alto Noa (4)	Salta	19,141	91	1.15%	1.44%
	La Ribera Shopping	Santa Fe	8,378	50	0.50%	0.79%
	Soleil (4)	GBA	24,109	75	0.82%	1.19%
	Subtotal		411,872	1,480	18.51%	23.44%
Cencosud S.A.(4)
	Subtotal		617,924	1,438	37.07%	22.75%
Other
Operators
	Subtotal		741,295	3,396	44.45%	53.82%
Total			1,771,091	6,314	100%	100%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3)	The effective interest held by Alto Palermo S.A., the company that operates the concession of this building, is 53.684% in ERSA.
(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

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

•
from October 1, 2002 until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps.1.00 = US$1.00 plus the CVS;

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

As our and Alto Palermo’s consolidated annual sales volume exceeds Ps. 200.0 million, we are required to give notice to the Antitrust Authority of any concentration according to the Antitrust Law.

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

In accordance with the Rules of the CNV (as defined herein below), the issuers involved in activities which may have an impact on the environment have to comply with certain disclosure requirements in order to inform its investors, shareholders and the general public about the fulfillment of the current environmental regulations.

For more information see "Risk Factors —Risk related to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future."

Seasonality

Our Shopping Center business is subject to seasonality, which affects the sales level of our tenants. During the South American summer holiday season (January and February) APSA’s tenants experience their lowest sales levels, compared to the winter holidays (July) and the month of December (Christmas) when APSAs tenants tend to reach their peak sales figures. Clothes and footwear tenants usually change their collections in spring and autumn, which has a positive effect on shopping sales. Discount sales at the end of each season also impact our business.

 C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2013:

Subsidiary	Activity	Country of incorporation	Ownership percentage (1)	Voting power percentage	Percentage of our total net revenues
Alto Palermo S.A. (APSA)	Real estate	Argentina	95.68%	95.68%	74.86%
E-Commerce Latina S.A.	Investment	Argentina	100%	100%	0%
Efanur S.A.	Investment	Uruguay	100%	100%	0%
Hoteles Argentinos S.A.	Hotel	Argentina	80%	80%	2.38%
Llao Llao Resorts S.A.	Hotel	Argentina	50%	50%	3.96%
Nuevas Fronteras S.A	Hotel	Argentina	76.34%	76.34%	3.98%
Inversora Bolívar S.A.	Investment	Argentina	100%	100%	0%
Palermo Invest S.A.	Investment	Argentina	100%	100%	0%
Ritelco S.A.	Investment	Uruguay	100%	100%	0%
Solares de Santa Maria S.A.	Real estate	Argentina	100%	100%	0.17%
Tyrus S.A.	Investment	Uruguay	100%	100%	1.87%
Unicity S.A.	Investment	Argentina	100%	100%	0.0%
(1)	Includes direct and indirect ownership

We have a significant interest in Banco Hipotecario, an Argentine company organized under Argentine Law engaged in banking activity. As of June 30, 2013, we owned directly and indirectly 29.77% (without considering treasury shares) of Banco Hipotecario. Also, as of June 30, 2013, the voting power held by us directly and indirectly in Banco Hipotecario was 46.46%.

D. Property, Plant and Equipment

Property

As of June 30, 2013, most of our property (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector and shopping centers) was located in Argentina. We lease our headquarters, located at Bolívar 108, ( C1066AAB) Ciudad Autónoma de Buenos Aires, We do not currently lease any material properties other than our headquarters.

The following table sets forth certain information about our properties as of June 30, 2013:

Property (6)	Date of Acquisition	Leasable/ Sale sqm (1)	Location	Net Book Value Ps.(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity Ps./000	Rate	Use	Occupancy rate (7)
Intercontinental Plaza	11/18/1997	22,535	City of Buenos Aires	70,314	-	-	-	-	-	Office Rental	100.0%
Bouchard 710	06/01/2005	15,014	City of Buenos Aires	62,657	-	-	-	-	-	Office Rental	100.0%
Bouchard 551	03/15/2007	12,081	City of Buenos Aires	90,383	-	-	-	-	-	Office Rental	100.0%
Libertador 498	12/20/1995	620	City of Buenos Aires	3,584	-	-	-	-	-	Office Rental	100.0%
Maipú 1300	09/28/1995	9,399	City of Buenos Aires	32,221	-	-	-	-	-	Office Rental	97.3%
Madero 1020	12/21/1995	101	City of Buenos Aires	155	-	-	-	-	-	Office Rental	100.0%
Suipacha 652	11/22/1991	11,453	City of Buenos Aires	9,207	-	-	-	-	-	Office Rental	89.9%
Costeros Dique IV	08/29/2001	620	City of Buenos Aires	1,278	-	-	-	-	-	Office Rental	100.0%
Edificio República	04/28/2008	19,884	City of Buenos Aires	206,691	-	-	-	-	-	Office Rental	95.2%
Dique IV, Juana Manso 295	12/02/1997	11,298	City of Buenos Aires	57,189	-	-	-	-	-	Office Rental	94.4%
Avda. de Mayo 595	08/19/1992	1,958	City of Buenos Aires	3,511	-	-	-	-	-	Office Rental	100.0%
Rivadavia 2768	09/19/1991	274	City of Buenos Aires	139	-	-	-	-	-	Office Rental	0.0%
Constitución 1111	06/16/1994	274	City of Buenos Aires	769	-	-	-	-	-	Commercial Rental	0.0%
Torre Bank Boston	08/27/2007	14,873	City of Buenos Aires	146,399	-	-	-	-	-	Office Rental	96.4%
Santa María del Plata	07/10/1997	60,100	City of Buenos Aires	12,495	-	-	-	-	-	Other Rentals	100.0%
Constitución 1159	01/16/1994	2,072	City of Buenos Aires	8,762	-	-	-	-	-	Other Rentals	100.0%
Plot of Land Catalinas Norte	12/17/2009	N/A	City of Buenos Aires	109,171	-	-	-	-	-	Other Rentals	N/A
Dot Building (3)	11/28/2006	11,242	City of Buenos Aires	102,031	-	-	-	-	-	Office Rental	100.0%
Other Properties (5)	N/A	N/A	City of Buenos Aires	33,952	-	-	-	-	-	Other Rentals	N/A
Madison 183	11/27/2012	23,200	New York	744,587	Mortgage	404.1	Dec-19	373.7	Libor+2,55%	Office Rental	98.5%
Alto Palermo Shopping (3)	11/23/1997	18,690	City of Buenos Aires	237,502	-	-	-	-	-	Shopping Center	98.4%
Abasto Shopping (3)	07/17/1994	37,708	City of Buenos Aires	300,598	-	-	-	-	-	Shopping Center	99.8%
Alto Avellaneda (3)	11/23/1997	36,943	Province of Buenos Aires	143,614	-	-	-	-	-	Shopping Center	99.9%
Paseo Alcorta (3)	06/06/1997	14,141	City of Buenos Aires	107,920	-	-	-	-	-	Shopping Center	99.8%
Patio Bullrich (3)	10/01/1998	11,683	City of Buenos Aires	123,087	-	-	-	-	-	Shopping Center	99.7%
Alto Noa (3)	03/29/1995	19,141	City of Salta	34,601	-	-	-	-	-	Shopping Center	99.7%
Buenos Aires Design (3)	11/18/1997	13,746	City of Buenos Aires	17,536	-	-	-	-	-	Shopping Center	99.0%
Alto Rosario Shopping (3)	11/09/2004	27,691	City of Rosario	127,344	-	-	-	-	-	Shopping Center	97.1%
Mendoza Plaza Shopping (3)	12/02/1994	42,238	City of Mendoza	114,422	-	-	-	-	-	Shopping Center	97.7%
Córdoba Shopping – Villa Cabrera (3)	12/31/2006	15,106	City of Cordoba	71,371	Mortgage -Antichresis	15.5	Jan-26	15.5	Libor+1,5%+CER	Shopping Center	100.0%
Dot Baires Shopping (3)	05/01/2009	49,719	City of Buenos Aires	464,881	-	-	-	-	-	Shopping Center	99.4%
Soleil Factory (3)	07/01/2010	13,609	Province of Buenos Aires	91,379	Mortgage	71.3	jul-17	71.3	Annual Rate 5.00%	Shopping Center	100.0%
Neuquén Project (3) (9) (11)	07/06/1999	N/A	Province of Neuquen	48,874	-	-	-	-	-	Shopping Center (in construction)	N/A
Arcos Project (3) (10) (11)	12/01/2011	N/A	City of Buenos Aires	136,311	-	-	-	-	-	Shopping Center (in construction)	N/A
Beruti (3)	06/24/2008	3,207	City of Buenos Aires	9,264	-	-	-	-	-	Land Reserve	N/A
Santa María del Plata	07/10/1997	715,951	Province of Buenos Aires	158,951	-	-	-	-	-	Land Reserve	N/A
Patio Olmos (3)	09/25/2007	5,147	City of Cordoba	31,333	-	-	-	-	-	Land Reserve	N/A
Caballito plot of land	11/03/1997	7,451	City of Buenos Aires	45,814	-	-	-	-	-	Land Reserve	N/A
Others Reserves of Land(4)	N/A	13,548,200	City and Province of Bs. As.	11,799	-	-	-	-	-	Land Reserve	N/A
Lujan (3)	05/31/08	1,176,000	Province of Bs. As.	41,861	-	-	-	-	-	Land Reserve	N/A
Hotel Llao Llao	06/01/1997	24,000	Ciudad de Bariloche	64,945	-	-	-	-	-	Hotel	54.0%
Hotel Intercontinental	11/01/1997	37,600	City of Buenos Aires	48,048	-	-	-	-	-	Hotel	68.0%
Hotel Libertador	03/01/1998	17,463	City of Buenos Aires	33,307	Escrow (8)	19.0	Jul-13	19.0	Annual Rate 17.29%	Hotel	74.0%
Bariloche Plot of Land	01/12/2006	N/A	Province of Rio Negro	21,900	-	-	-	-	-	Hotel	N/A

(1)	Total leasable area for each property. Excludes common areas and parking spaces.
(2)	Cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3)	Through Alto Palermo.
(4)	Includes the following land reserves: Pontevedra plot; Isla Sirgadero; Mariano Acosta, Intercontinental Plaza II, San Luis and Merlo (through IRSA) and Zelaya 3102 and Conil (through Alto Palermo).
(5)	Includes the following properties: Anchorena 559 and Parking spaces Ocampo (through Alto Palermo).
(6)	All assets are owned by us or through any our subsidiary.
(7)	Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.
(8)	As collateral for the new debt Hoteles Argentinos S.A. (HASA) contracted with ICBC, we entered into a put option.
(9)
APSA signed an agreement with the Municipality of Neuquén in which APSA commited to construct the whole shopping center in a maximum term of 24 months, these will be counted starting from the date of signature of the act of beginning of works. On June 30, 2013 and 2012 and on July 1°, 2011 the amount of the developments in Shopping Neuquén rise to Ps. 36.1, Ps. 9.1 and Ps. 4.5 million, respectively. On June 30, 2013 the contractual obligations corresponds mainly to constructions related with the project above and they rise to Ps. 205 million. The project is estimated to be concluded on September, 2014.

(10)
APSA maintains engagements with the City of Buenos Aires´ Government in order to develop the Arcos del Gourmet project. The amount of the construction as of June 30, 2013 and 2012 rise to Ps. 136.3 million and 17.8 million, respectively. On June 30, 2013 the contractual obligations corresponds mainly to constructions related with the project above and rise to Ps 227.3 million. The project is estimated to be concluded by the end of 2013.

(11)	Both projects are financed through syndicated loans subscribed with different bank institutions, for further information see Item 5.b Indebtedness.

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

In our Development and Sales of Properties segment, we only maintain insurance when we retain ownership of the land under development or when we develop the property ourselves. Our liability and fire insurance policies cover potential risks such as property damage, business interruption, fire, falls, collapse, lightning and gas explosion. Such insurance policies contain specifications, limits and deductibles which we believe are customary. We maintain insurance policies for our properties after the end of construction only if we retain ownership, primarily in the Offices and Other Properties segments.

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

In a letter dated April 19, 2013 (the “Comment Letter”), the staff of the Securities and Exchange Commission ("SEC") provided certain comments to our annual report on Form 20-F for the fiscal year ended June 30, 2012 as filed on October 26, 2012 and Form 6-K/A as filed on December 19, 2012. We have resolved all of the comments set forth in the Comment Letter except for a comment relating to certain barter agreements entered into by the Company. Thus, in a subsequent letter dated August 29, 2013, the SEC questioned whether the significant risks and rewards of ownership were transferred to the buyer based on the terms of each barter agreement, and whether managerial continuing involvement or effective control over the property subject to the barter transactions were being retained by the Company. In a letter dated October 18, 2013, we provided the required information, concluding that the significant risks and rewards of ownership were effectively transferred to the buyer and that no managerial continuing involvement to the extent normally associated with ownership were being retained by the Company. We believe that, as a result, we have resolved any staff comments regarding our annual reports.

Item 5.	Operating and Financial Review and Prospects.

A. Operating Results

Evolution of our Business Segments

Shopping Centers

The profitability of our shopping center business is highly sensitive to consumer spending, overall GDP growth in Argentina and availability of financing. The contraction in consumer spending and the greater reliance on informal and low quality products that characterized the Argentine economy during the crisis has been significantly lessened along with an increase in GDP growth. This economic reactivation has increased the revenues of Alto Palermo, our subsidiary engaged in shopping center ownership and operation. During the fiscal years ended June 30, 2012 and 2013, our shopping centers revenues were Ps. 1,321.6 million and Ps.1,622.3 million, respectively.

Development and Sale of Properties

Demand for new residential units is influenced by a number of factors, including employment rates, short-term and long-term interest rates, availability of government-sponsored and private mortgage financing programs and products, consumer confidence, governmental policies, demographic factors and, to a lesser extent, changes in property taxes, energy costs and federal income tax rates. In addition, the feasibility of developing and marketing new residential units depends on a number of factors such as the inventory of existing units, zoning restrictions, government policies, cost and availability of land, construction and sales costs and the availability of financing on reasonable terms, among other factors. At the time of the Argentine crisis in 2001 and 2002, residential sales came to a virtual standstill and real estate prices fell sharply. During the last five years, the market has begun to recover gradually. This continuing market stabilization accounts for much of the revenue increase in our Development and Sales of Properties segment. During the fiscal years ended June 30, 2012 and 2013, our Development and Sale of Properties segment had revenues of Ps. 162.8 million and Ps. 142.0 million, respectively.

Office and Other Non-Shopping Center Rental Properties

The profitability of Office and Other Non-Shopping Center Rental Properties segment is similarly affected by the macroeconomic factors described above. Favorable market conditions are also closely related to levels of vacancy and to the price at which we can lease our premises which in turn affect our revenues in this segment. During the 2001 Argentine economic crisis and its aftermath, few development projects were built in Argentina. However, demand for office space and rental properties has increased substantially during the last five years, significantly raising prices. During the fiscal years ended June 30, 2012 and 2013, our Office and Other Non-Shopping Center Rental Properties segment had revenues of Ps. 254.0 million and Ps. 291.1 million, respectively.

Hotels

The revenues from our hotel business are also highly sensitive to market conditions. For example, the devaluation of the Peso following the repeal of the Convertibility Law made Argentina less expensive, and therefore a more attractive, tourist destination, significantly increasing the influx of foreign tourists. The appreciation of foreign currency also rendered domestic travel destinations more appealing to the Argentines, many of whom replaced foreign travel with local travel. During the fiscal years ended June 30, 2012 and 2013, our Hotels segment had revenues of Ps. 170.0 million and Ps. 225.8 million, respectively.

International

The International segment recorded revenues of Ps. 40.9 million during fiscal year 2013 due to the consolidation, effective October 1, 2012, of the results from Rigby 183 LLC, the company that is owner of the rental office building located at 183 Madison Avenue, New York, USA. As of the closing of fiscal year 2013, the occupancy rate of this building was 98.5%. This segment had recorded no revenues during fiscal year 2012.

Financial Operations and Others

As of June 30, 2013 we owned approximately 29.77% of Banco Hipotecario’s capital stock, Argentina’s leading mortgage lender and provider of mortgage-related insurance and mortgage loan services. Banco Hipotecario restructured its financial debt in 2004 and has recorded attractive results from its operations since then. For the fiscal years ended June 30, 2012 and 2013, our investment in Banco Hipotecario generated a gain of Ps. 82.3 million and Ps. 59.9 million, respectively.

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

Critical Accounting Policies and Estimates

Our our consolidated financial statements are prepared in accordance with IFRS standards as issued by the IASB, and the accounting policies employed are set out in our Group’s Accounting Policies section in the financial statements. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. The actual outcome could differ from those estimates. Some of these policies require a high level of judgment because the areas are especially subjective or complex.

The discussion below should also be read in conjunction with the Group’s disclosure of significant IFRS accounting policies, which is provided in Note 2 to the audited consolidated financial statements, “Significant accounting policies”.

We believe that the most critical accounting policies and significant areas of judgment and estimation are in:

•	Business combinations

•	Impairment testing of goodwill and intangible assets

•	Determination of the fair value of financial instruments

•	Trading property

•	Allowances

•	Taxation

Business combinations – purchase price allocation

We account for the acquisition of subsidiaries using the acquisition method. Accounting for business combinations requires us the determination of the fair value of the various assets and liabilities of the acquired business. We use all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist us in making these fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed.

Allocation of the purchase price affects our results as any identified finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

Upon our transition to IFRS we elected not to apply IFRS 3, “Business combinations”, retrospectively as the difficulty in applying these requirements to the large number of business combinations we completed from incorporation through to transition date exceeded any potential benefits. Therefore, business combinations occurred prior to transition date have not been restated.

Impairment testing of goodwill and non-current assets other than goodwill

IFRS requires us to undertake an annual test for impairment of indefinite lived assets and, for finite lived assets, to test for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Impairment testing is an area involving management judgment, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate. In calculating the net present value of the future cash flows, we are required to make certain assumptions in respect of highly uncertain matters including management’s expectations of estimates of future cash flows, market rents for similar properties in the same location and condition, and discount rates.

For purposes of the impairment testing, we group assets at the lowest levels for which there are separately identifiable cash flows, known as cash generating units or CGUs. Given the nature of our assets and activities, most of our individual assets do not generate independent cash flows that are independent of those from CGUs. Therefore, we estimate the recoverable amount of the CGU to which the asset belongs, except where the fair value less costs to sell of the individual asset is higher than its book value; or the value in use of the asset can be estimated as being close to its fair value less costs to sell, where fair value can be reliably determined.

Generally, we consider each shopping center, office building and undeveloped property as a separate CGU. Details of the methods, estimates and assumptions we make in our annual impairment testing of goodwill are included in Note 6 in our audited consolidated financial statements. No impairment of goodwill was identified.

Fair value of derivatives and other financial instruments

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. We use our judgment to select a variety of methods and make assumptions that are based on market conditions existing at statement of financial position. When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 3 instruments, details of which may be obtained from the following table:
Description	Pricing model	Pricing method	Parameters
Shares of Supertel	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money markey interest-rate curve (libor rate).
Warrants of Supertel	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money markey interest-rate curve (libor rate).

Allowance for trade receivables

We maintain an allowance for trade receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for trade receivables, we base our estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

Trading properties

Trading properties include land and work in progress in respect of development sites with a view to sale. Trading properties are carried at the lower of cost or net realizable value. On each development, judgment is required to assess whether the cost of land and any associated construction work in progress is in excess of its net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs to completion and estimated selling costs.

The estimation of the net realizable value of our trading properties under development is inherently subjective due to a number of factors, including their complexity, unusually large size, the substantial expenditure required and long timescales to completion. In addition, as a result of these timescales to completion, the plans associated with these developments could be subject to significant variation. As a result, the net realizable values of our trading properties are subject to a degree of uncertainty and are made on the basis of assumptions, which may not prove to be accurate.

If actual results differ from the assumptions upon which the external valuer has based its valuation, this may have an impact on the net realizable value of our trading properties, which would in turn have an effect on our financial condition.

Taxation

We are subject to income taxes in numerous jurisdictions. Our tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group’s total tax charge necessarily involves a degree of estimation and judgment in respect of certain items whose tax treatment may not be always determined with certainty due to interpretation. The final resolution of some of these items may give rise to material profits, losses and/or cash flows. The complexity of the Group’s structure makes the degree of estimation and judgment more challenging. The resolution of issues may not always be within our control and may depend on the efficiency of legal action, if necessary. Issues can, and often do, take many years to resolve. Payments in respect of tax liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the tax charge in the consolidated income statement and tax payments.

We recognize deferred tax assets only to the extent it is probable that future taxable profit will be available against which the temporary differences can be utilized. We assess the realizability of deferred tax assets by considering whether it is probable that some portion or all of the deferred tax assets will not be realized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The amounts recognized in our audited consolidated financial statements in respect of each matter are derived from our best estimate and judgment as described in Note 6 to our audited consolidated financial statements.

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

  For the fiscal years 2011, 2012 and 2013, the EMAE, which predicts the GDP was 9.7%, 0.89% and 5.7%, respectively. With respect to inflation, INDEC´s measurements indicate that accumulated inflation for the fiscal year 2011 was approximately 9.67%, for fiscal year 2012 was approximately 9.90% and for the fiscal year 2013was approximately 10.5%.

The table below shows Argentina’s GDP growth, inflation, dollar exchange rates and the appreciation (depreciation) of the Peso against the U.S. dollar for the indicated periods.

	Fiscal year ended June 30,
	2011	2012	2013
Real GDP growth	9.14%	0.00%	8.26%
Inflation (IPIM)(1)	12.5%	12.8%	13.5%
Inflation (CPI)(2)	9.67%	9.90%	10.5%
Appreciation (depreciation) of the Peso against the U.S. dollar	(4.33%)	(10.2%)	(19.1%)
Exhange rate per US$ 1.00 as of the end of the year	Ps.4.0900	Ps.4,5070	Ps.5.3680
Average exchange rate per US$1.00(3)	Ps.3.9805	Ps.4.3016	Ps.4.9187

(1)	IPIM is the wholesale price index as measured by the Argentine Ministry of Economy and Production.

(2) (3)	CPI is the consumer price index as measured by the Argentine Ministry of Economy and Production. Represents average of the selling and buying exchange rate.

(4)	Represents average month-end closing exchange rates.

Sources:	INDEC, Argentine Ministry of Economy and Production, Banco de la Nación Argentina.

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

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period, inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002, published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
2002	28.4%	88.2%
2003	10.2%	8.1%
2004	4.9%	8.6%
2005	9.0%	7.7%
2006	11.0%	12.1%
2007	8.8%	9.4%
2008	9.3%	13.8%
2009	5.3%	5.4%
2010	11.0%	15.2%
2011	9.7%	12.5%
2012	9.9%	12.8%
2013	10.5%	13.4%

An increase in inflationary risk may erode our present macroeconomic stability, causing a negative impact on our operations. The IPIM increased by 13.4% in the Fiscal Year 2013, and the Consumer Price Index increased 10.5% in the same period.

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

Factors Affecting Comparability of our Results

Our results of operations for the year ended June 30, 2013 were affected by the consolidation of the results of operations of Rigby 183 LLC, which was acquired in November 27, 2012, when we obtained control of this company. Prior to this additional acquisition, our investment in Rigby 183 LLC was accounted for under the equity method of accounting. Thus, our results of operations for the year ended June 30, 2012 are not fully comparable to the results of operations for the year ended June 30, 2013.

Business Segment Reporting

We are required to disclose segment information in accordance with IFRS 8, which establishes that an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”). Such function is carried out by the Group’s Executive Committee in deciding how to allocate resources and in assessing performance, without prejudice of the powers and responsibilities of the management body, that is to say, the Board of Directors. Our current members of the Executive Committee are Mrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain, and Fernando Elsztain. CODM evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the CODM for these purposes. In turn, the Board of Directors’ management is assessed by the Shareholders’ Meeting, which is the governance body.

We operate our Investment and Development Properties business through six reportable segments, namely “Shopping Centers”, “Office and Other Rentals”, “Development and Sale of Properties”, “Hotels”, “International” and “Financial Operations and Others” as further described below:

•	Our Shopping Centers segment includes the operating results from our portfolio of shopping centers principally comprised of lease and service revenue from tenants.

•
Our “Offices and Other Rentals” segment includes the operating results of our lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

•	Our “Development and Sales of Properties” segment includes the operating results of our acquisition and/or construction of housing and other properties for sale in the ordinary course of business.

•	Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues.

•
Our “International” segment includes mainly the consolidated results of operations of our office building property located at Madison Avenue 183 in New York, United States of America as from the date we obtained control of this operation plus our share of profit or loss of our associate New Lipstick which owns the Lipstick Building at Manhattan also in New York.

•
Our “Financial Operations and Others” segment includes the income or loss generated by our associates Banco Hipotecario and Tarshop S.A. and the residual financial operations from our subsidiary Apsamedia. BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange. Both Tarshop’s and Apsamedia’s operations consist primarily of lending and servicing activities related to the credit card and personal loan products offered to consumers at retail venues.

For summarized analysis of the lines of business for the year ended June 30, 2013 and 2012. Please see the section Revenues by Business Segment for details.

Our shopping center properties are all located in Argentina. Substantially all of our office and other rental properties are located in Argentina, except for two office building properties located in the United States of America which are owned by our associates. Our hotel properties are also located in Argentina. Our development properties are also located in Argentina. The operating results of the Cyrsa, Nuevo Puerto Santa Fe, Canteras Natal Crespo, Baicom Networks and Quality Invest joint venture operations have been presented on a proportionate format.

The proportionate format presents the net income from the equity-accounted joint venture on a line-by-line basis rather than as a single line item as IFRS requires to be shown in the consolidated statement of income. Management considers that given that the assets underlying both the consolidated and equity-accounted operations are similar and the drivers of their results are similar, that the proportionate consolidation format is a more useful way to understand the performance of the trading property business. This is because the proportionate format aggregates both revenue and expense items rather than netting them for equity accounted ventures and only reflecting their performance as a single line item of profit or loss. As a result, the proportionate format is what the CODM considers in assessing and understanding the performance and results of operations of the development property business as a whole.

The CODM evaluates performance of business segments based on segment profit. The measurement principles for our segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements, except for our share of profit or loss of joint ventures as discussed in the segment tables above. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

The following tables present a reconciliation between the total results of operations as shown in the section Revenues by Business Segment and the results of operations as per the statement of income for the fiscal years ended June 30, 2013 and 2012. The adjustments relate to the presentation of the results of operations of the joint ventures on an equity-accounted basis for IFRS income statement purposes.

	June 30, 2013
	As per Total Segment Information	Adjustment for share of profit/ (loss) of joint ventures	As per Statement of Income
Group revenue	2,323,409	(136,229)	2,187,180
Group costs	(1,193,493)	105,882	(1,087,611)
Gross Profit / (Loss)	1,129,916	(30,347)	1,099,569
Gain from disposal of investment properties	183,767	-	183,767
General and administrative expenses	(196,998)	2,157	(194,841)
Selling expenses	(117,118)	10,993	(106,125)
Other operating income, net	91,117	1,497	93,268
Profit / (Loss) from Operations	1,091,338	(15,700)	1,075,638
Share of profit / (loss) of associates and joint ventures	(20,080)	12,689	(7,391)
Profit / (Loss) Before Financing and Taxation	1,071,258	(3,011)	1,068,247

	June 30, 2012
	As per Total Segment Information	Adjustment for share of profit/ (loss) of joint ventures	As per Statement of Income
Group revenue	1,913,159	(122,843)	1,790,316
Group costs	(956,939)	98,281	(858,658)
Gross Profit / (Loss)	956,220	(24,562)	931,658
Gain from disposal of investment properties	116,689	-	116,689
General and administrative expenses	(176,742)	2,395	(174,347)
Selling expenses	(95,991)	11,218	(84,773)
Other operating income, net	(36,995)	4,549	(32,446)
Profit / (Loss) from Operations	763,181	(6,400)	756,781
Share of profit / (loss) of associates and joint ventures	14,766	(3,106)	11,660
Profit / (Loss) Before Financing and Taxation	777,947	(9,506)	768,441

The reconciliation between total assets included in segment information and the assets as per the statements of financial position is as follows:

	06.30.2013	06.30.2012
Total reportable assets as per Segment Information	5,814,519	5,264,916
Investment properties, net	(161,664)	(215,838)
Property, plant and equipment, net	(112)	-
Trading properties	(19,396)	(125,433)
Goodwill	(5,235)	(5,235)
Inventories	(106)	-
Investment in associates and joint ventures	264,461	228,970
Total assets as per the Statement of Financial Position	5,892,467	5,147,380

Business Segment Reporting

Below is an analysis of the segments of the Group for the fiscal years ended June 30, 2013 and 2012:

	June 30, 2013
	Shopping Center Properties	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues (i)	1,622,346	291,123	141,996	225,836	40,905	1,203	2,323,409
Costs	(765,849)	(118,561)	(106,399)	(168,283)	(33,494)	(907)	(1,193,493)
Gross Profit	856,497	172,562	35,597	57,553	7,411	296	1,129,916
Gain from disposal of investment properties	-	-	183,767	-	-	-	183,767
General and administrative expenses	(66,476)	(34,876)	(32,901)	(49,337)	(13,158)	(250)	(196,998)
Selling expenses	(58,908)	(11,360)	(16,455)	(28,807)	-	(1,588)	(117,118)
Other operating results, net	(45,020)	(901)	6,342	(369)	135,082	(3,363)	91,771
Profit / (Loss) from operations	686,093	125,425	176,350	(20,960)	129,335	(4,905)	1,091,338
Share of profit / (loss) of associates and joint ventures	-	(2,514)	2,329	83	(82,552)	62,574	(20,080)
Segment Profit / (Loss)	686,093	122,911	178,679	(20,877)	46,783	57,669	1,071,258

Investment properties, net	2,073,985	799,644	535,978	-	744,587	-	4,154,194
Property, plant and equipment, net	17,385	23,027	3,972	168,202	199	-	212,785
Trading properties	-	-	129,049	-	80,461	-	209,510
Goodwill	1,667	9,392	-	-	51,069	-	62,128
Inventories	10,002	-	463	5,962	-	-	16,427
Investments in associates and joint ventures	-	23,385	32,759	21,339	802	1,081,190	1,159,475
Operating assets (ii)	2,103,039	855,448	702,221	195,503	877,118	1,081,190	5,814,519

(i)	From all of the Group’s revenues, Ps. 2.283 million is originated in Argentina and Ps. 41 million in United States.
(ii)
From all of the Group´s assets included in the segment, Ps. 4.937 million is located in Argentina and Ps. 877 million in other countries, principally in United States for Ps. 800 and Uruguay for Ps. 77 million, respectively.

	June 30, 2012
	Shopping Center Properties	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban properties and Investments
Revenues (i)	1,321,589	253,972	162,750	170,012	-	4,836	1,913,159
Costs	(628,474)	(95,007)	(114,191)	(117,580)	-	(1,687)	(956,939)
Gross profit	693,115	158,965	48,559	52,432	-	3,149	956,220
Gain from disposal of investment properties	-	-	116,689	-	-	-	116,689
General and administrative expenses	(56,863)	(36,897)	(36,473)	(37,375)	(8,838)	(296)	(176,742)
Selling expenses	(44,175)	(10,049)	(21,136)	(22,788)	-	2,157	(95,991)
Other operating results, net	(23,126)	(6,302)	(6,820)	(1,526)	43	736	(36,995)
Profit / (loss) from operations	568,951	105,717	100,819	(9,257)	(8,795)	5,746	763,181
Share of profit / (loss) of associates	-	-	1,046	(134)	(76,840)	90,694	14,766
Segment Profit / (Loss)	568,951	105,717	101,865	(9,391)	(85,635)	96,440	777,947

Investment properties, net	2,183,869	980,178	327,017	-	-	-	3,491,064
Property, plant and equipment, net	15,989	26,359	4,164	181,322	199	-	228,033
Trading properties	-	-	240,812	-	61,444	-	302,256
Goodwill	1,667	9,392	-	-	-	-	11,059
Inventories	10,394	-	474	4,791	-	-	15,659
Investments in associates	-	-	28,727	21,256	118,326	1,048,536	1,216,845
Total segment assets (ii)	2,211,919	1,015,929	601,194	207,369	179,969	1,048,536	5,264,916

(i)	The Group’s revenues are entirely originated in Argentina.
(ii)
From all of the Group´s assets included in the segment, Ps. 5,080 million is located in Argentina and Ps. 180 million in other countries, principally in United States for Ps. 118 and Uruguay for Ps. 62 million, respectively.

Results of our Operations for the Fiscal Years ended June 30, 2013 and 2012

Revenues

In the following discussion of our revenues, we may refer to “same store revenues” or “comparable revenues”. These terms refer to our properties open and operating throughout both years in the year-to-year comparisons.

Consolidated revenues increased 21.4%. from Ps. 1,913.2 million generated during the fiscal year 2012 to Ps. 2,323.4 million generated during the fiscal year 2013 as a result of higher revenues from our Shopping Centers, Hotels, International and Offices and Other segments, except for the Financial Transactions and Other and Development and Sale  segments, as described in further detail below.

Shopping centers

Revenues from our Shopping Centers segment increased by 22.8% from Ps. 1,321.6 million generated during the fiscal year 2012 to Ps. 1,622.3 million generated during the fiscal year 2013. This change resulted mainly from: (i) an increase of Ps. 167.7 million in revenues from base and percentage rent as a result of a 24.6% increase in our tenants’ total sales, up from Ps. 9,898.8 million during the fiscal year 2012 to Ps. 12,336.6 million during the fiscal year 2013; and (ii) an increase of Ps. 98.5 million in revenues from common maintenance expenses and common advertising fund.

During the years ended June 30, 2013 and 2012, we have the same portfolio of shopping centers open and operating with the only exception of the acquisition of a 50% interest in a joint venture (La Ribera Shopping) in August 2012. The proportional consolidation of this joint venture revenues was not significant for the 2013 results.

Offices and Other

Revenues from our Offices and Other segment increased 14.6%, from Ps. 254.0 million generated during the fiscal year 2012 to Ps. 291.1 million generated during the fiscal year 2013, mainly due to higher lease prices of Ps. 21.3 million and Ps. 13.6 million in income from common maintenance expenses. As of the closing of the fiscal year 2013, the occupancy rate of the premium office portfolio was 97.1% and the total portfolio’s rental price stood at 25.6 (US$/leased sqm).

During fiscal year 2013 we sold 5 floors of Bouchard 557, 3 floors of Libertador 498, 2 floors of Maipú 1300 and 2 commercial stores of Costero Dique IV. Same store revenues  from our segment Office and other non-shopping center rental properties increased by 17% from Ps. 248.8 million for fiscal year 2012 to Ps. 291.1 million for fiscal year 2013 (without considering the impact of scalation and expenses).

Development ans Sale

These segments’ revenues often exhibit major variations between periods by reason of (i) the non-recurrent nature of real estate sale transactions and the price obtained from them, (ii) the quantity of construction works in progress and (iii) the date of completion of these construction works projects. The revenues of our Development and Sale of Properties segment decreased by 12.8% from Ps. 162.8 million during the fiscal year 2012 to Ps. 142.0 million during the fiscal year 2013.

The revenues of our Development and Sale of Properties segment for the fiscal year 2013 included, mainly:

•	Ps. 117.1 million in revenues from the sale of completed units in Horizons;

•	Ps. 11.7 million in revenues from the sale of lots in “El Encuentro”; and

•	Ps. 7.0 million in revenues from the sale of Caballito Nuevo.

The revenues of our Development and Sale of Properties segment for the fiscal year 2012 included, mainly:

•	Ps. 110.6 million in revenues from the sale of completed units in Horizons;

•	Ps. 27.3 million in revenues from the sale of parcels in Terrenos Rosario;

•	Ps. 10.3 million in revenues from the sale of lots in “El Encuentro”; and

•	Ps. 9.2 million in revenues from the sale of Caballito Nuevo.

Hotels

Revenues from our Hotels segment increased 32.8% from Ps. 170.0 million during the fiscal year 2012 to Ps. 225.8 million during the fiscal year 2013, mainly due to the recovery of the revenues from our Llao Llao hotel, which had been affected by the eruption of a volcano in Chile that adversely impacted on the arrival of tourists to the City of Bariloche due to the closure of the airport during the fiscal year 2011. In fiscal the year 2013, Llao Llao recovered from a bad performance during 2012 and revised its rates.

International

Our International segment recorded revenues of Ps. 40.9 million during the fiscal year 2013 due to the consolidation, effective October 1, 2012, of the results from Rigby 183 LLC, the company that owns the rental office building located at 183 Madison Avenue, New York, USA. As of the closing of the fiscal year 2013, the occupancy rate of this building was 98.5%. This segment had recorded no revenues during the fiscal year 2012 because our investment in Rigby 183 LLC, wasn't consolidated in our Financial Results.

Financial Transactions and Other

Revenues from our Financial Transactions and Other segment decreased 75.1%, from Ps. 4.8 million during the fiscal year 2012 to Ps. 1.2 million during the fiscal year 2013, due to the discontinuance of the Consumer Finance activities carried out by our subsidiary Apsamedia S.A. (successor of Metroshop S.A.).

Costs

Consolidated costs increased 24.7%, from Ps. 956.9 million during the fiscal year 2012 to Ps. 1,193.5 million during the fiscal year 2013, due to the increase of costs of our Shopping Centers, Hotels, International and Offices and Other segments, partially offset by lower costs of our Financial Transactions and Other and Development ans Sales of Properties segments. Our consolidated costs as a percentage of our consolidated revenues increased from 50.0%. in fiscal year 2012 to 51.4%. in fiscal year 2013.

Shopping Centers

Costs of our Shopping Centers segment increased 21.9%, from Ps. 628.5 million during the fiscal year 2012 to Ps. 765.8 million during the fiscal year 2013. This increase was mainly attributable to: (i) an increase in salaries, social security contributions and other personnel expenses of Ps. 53.8 million; (ii) an increase in maintenance, security, cleaning and repairs and related expenses of Ps. 27.7 million; (iii) an increase in amortization and depreciation of Ps. 15.7 million; (iv) an increase in advertising expenses and other selling expenses of Ps. 13.8 million; (v) an increase in taxes, rates and contributions of Ps. 11.3 million; and (vi) an increase in fees and compensation from services of Ps. 7.0 million.

Costs associated with our Shopping Centers segment as a percentage of this segment’s revenues declined from 47.6% for the fiscal year 2012 to 47.2% for the fiscal year 2013.

Offices and Other

Depreciation accounts for the largest portion of this segment’s costs. The costs of our Offices and Other segment increased by 24.8%. from Ps. 95.0 million during the fiscal year 2012 to Ps. 118.6 million during the fiscal year 2013. mainly due to the increases of Ps. 10.6 million in amortization and depreciation of the office portfolio and of Ps. 3.9 million in maintenance, security, cleaning and repairs and related expenses. The costs associated with our Offices and Other segment as a percentage of this segment’s revenues increased from 37.4% for the fiscal year 2012 to 40.7% for the fiscal year 2013.

Sales and Developments

This segment’s costs often exhibit major variations between periods by reason of (i) the non-recurrent nature of real estate sale transactions and the price obtained from them, (ii) the quantity of construction works in progress, and (iii) the date of completion of these construction works projects. The costs associated with our Development and Sales of Properties segment decreased by 6.8% from Ps. 114.2 million during the fiscal year 2012 to Ps. 106.4 million during the fiscal year 2013.

The costs incurred by our Development and Sales of Properties segment for the fiscal year 2012 included mainly:

•	Ps. 91.3 million of costs related to the sale of completed units in Horizons;

•	Ps. 7.6 million of costs related to the sale of parcels in Terrenos Rosario; and

•	Ps. 3.0 million of costs related to the sale of Caballito Nuevo.

The costs incurred by our Development and Sales of Properties segment for the fiscal year 2013 included mainly:

•	Ps. 91.1 million of costs related to the sale of completed units in Horizons;

•	Ps. 1.8 million of costs related to the sale of Caballito Nuevo; and

•	Ps. 1.8 million of costs related to the sale of lots in “El Encuentro”.

The costs associated with our Development and Sales of Properties segment as a percentage of revenues of this segment increased from 70.2% for the fiscal year 2012 to 74.9% for the fiscal year 2013.

Hotels

The costs of our Hotels segment increased by 43.1%. from Ps. 117.6 million during the fiscal year 2012 to Ps. 168.3 million during the fiscal year 2013, mainly due to an increase in the costs of the Llao Llao hotel of Ps. 26.4 million in salaries, social security contributions and other personnel expenses, basically because of the expiration of the crisis agreement entered into as a result of the eruption of the Puyehue volcano and the recovery of average occupancy levels. Our hotels in Buenos Aires also increased their salaries, social security contributions and other personnel expenses by Ps. 8.7 million, mainly due to agreed salary rises. The costs associated with our Hotels segment as a percentage of this segment’s revenues increased from 69.2% for the fiscal year 2012 to 74.5% for the fiscal year 2013.

International

Our International segment recorded costs of Ps. 33.5 million during the fiscal year 2013 due to the consolidation of the results of Rigby 183 LLC, effective October 1, 2012. This segment had not recorded costs during the fiscal year 2012, because our investment in Rigby 183 LLC, wasn't consolidated in our Financial Results.

Financial Transactions and Other

The costs of our Financial Transactions and Other segment decreased Ps. 0.8 million from Ps. 1.7 million during the fiscal year 2012 to Ps. 0.9 million during the fiscal year 2013 as a result of the above mentioned discontinuation of the consumer finance business.

Gross profit

As a result of the factors described in the preceding paragraphs, gross profit increased by 18.2%. from Ps. 956.2 million during the fiscal year 2012 to Ps. 1,129.9 million during the fiscal year 2013, mainly due to an increase in gross profit of our Shopping Centers, Offices and Other, International and Hotels segments, partially offset by a reduction in gross profit of our Financial Transactions and Other and Development and Sales of Properties segments. Consolidated gross profit as a percentage of our consolidated revenues decreased from 50.0% for the fiscal year 2012 to 48.6% for the fiscal year 2013.

Shopping Centers

Gross profit of our Shopping Centers segment increased 23.6%, from Ps. 693.1 million during the fiscal year 2012 to Ps. 856.5 million during the fiscal year 2013.

Offices and Other

Gross profit of our Offices and Other segment increased 8.6%, from Ps. 159.0 million during the fiscal year 2012 to Ps. 172.6 million during the fiscal year 2013.

Development and Sales of Properties

Gross profit of our Development and Sales of Properties segment decreased 26.7%, from Ps. 48.6 million during the fiscal year 2012 to Ps. 35.6 million during the fiscal year 2013.

Hotels

Gross profit of our Hotels segment increased 9.8%. from Ps. 52.4 million in fiscal year 2012 to Ps. 57.6 million in fiscal year 2013.

International

Gross profit of our International segment was Ps. 7.4 million in fiscal year 2013 due to the consolidation of the results of Rigby 183 LLC. This segment had recorded no gross profit in fiscal year 2012.

Financial Transactions and Other

Gross profit of our Financial Transactions and Other segment decreased Ps. 2.8 million, from Ps. 3.1 million during the fiscal year 2012 to Ps. 0.3 million during the fiscal year 2013.

Income / (Loss) from the Sale of Investment Properties

Income / (Loss) from the sale of investment properties was Ps. 183.8 million during the fiscal year 2013, an increase of 57.5% from the Ps. 116.7 million income recorded during the fiscal year 2012, mainly due to the sales of functional units in: Bouchard 551 (Ps. 126.3 million gross profit), Libertador 498 (Ps. 38.3 million gross profit) and Maipú 1300 (Ps. 11.2 million gross profit). During the fiscal year 2012, sales of functional units in the following properties had been recorded: Costeros Dique IV (Ps. 53.7 million gross profit), Museo Renault (Ps. 40.4 million gross profit) and Thames (Ps. 14.7 million gross profit).

General and Administrative Expenses

The main components of general and administrative expenses are: wages, social security contributions and other personnel expenses, Directors’ fees, fees and compensation from services and taxes, rates and contributions. General and administrative expenses increased by 11.5%. from Ps. 176.7 million during the fiscal year 2012 to Ps. 197.0 million during the fiscal year 2013, mainly due to increases in our Hotels, Shopping Centers and International segments, partially offset by decreases in the Financial Transactions and Other, Offices and Other and Development and Sales of Properties segments. Consolidated general and administrative expenses as a percentage of consolidated revenues decreased from 9.2% in fiscal year 2012 to 8.5% in fiscal year 2013.

Shopping Centers

General and administrative expenses associated with our Shopping Centers segment increased by 16.9%, from Ps. 56.9 million during the fiscal year 2012 to Ps. 66.5 million during the fiscal year 2013, due to: (i) an increase in Directors’ fees of Ps. 7.0 million; (ii) an increase in salaries, social security contributions and other personnel expenses of Ps. 1.5 million; and (iii) an increase of Ps. 0.3 million in fees and compensation from services. General and administrative expenses associated with our Shopping Centers segment as a percentage of this segment’s revenues decreased from 4.3% for the fiscal year 2012 to 4.1% for the fiscal year 2013.

Offices and Other

General and administrative expenses of our Offices and Other segment decreased 5.5%, from Ps. 36.9 million during the fiscal year 2012 to Ps. 34.9 million during the fiscal year 2013, mainly as a result of a reduction of Ps. 1.5 million in Directors’ fees. General and administrative expenses associated with our Offices and Other segment as a percentage of this segment’s revenues decreased from 14.5% in fiscal year 2012 to 12.0% in fiscal year 2013.

Development and Sales of Properties

General and administrative expenses associated with our Development and Sales of Properties segment decreased by 9.8%, from Ps. 36.5 million during the fiscal year 2012 to Ps. 32.9 million during the fiscal year 2013, mainly due to a reduction of Ps. 1.9 million in Directors’ fees. General and administrative expenses associated with our Development and Sales of Properties segment as a percentage of this segment’s revenues increased from 22.4% in fiscal year 2012 to 23.2% in fiscal year 2013.

Hotels

General and administrative expenses associated with our Hotels segment increased 32.0% from Ps. 37.4 million during the fiscal year 2012 to Ps. 49.3 million during the fiscal year 2013, mainly as a result of an increase of Ps. 6.7 million in salaries, social security contributions and other personnel expenses. General and administrative expenses associated with our Hotels segment as a percentage of this segment’s revenues decreased from 22.0% in fiscal year 2012 to 21.8% in fiscal year 2013.

International

General and administrative expenses associated with our International segment increased by 48.9%, from Ps. 8.8 million during the fiscal year 2012 to Ps. 13.2 million during the fiscal year 2013, due to the consolidation of the results of Rigby 183 LLC.

Selling Expenses

Selling expenses increased 22.0% from Ps. 96.0 million during the fiscal year 2012 to Ps. 117.1 million during the fiscal year 2013, mainly as a result of an increase in selling expenses of our Shopping Centers, Hotels, Financial Transactions and Other and Offices and Other segments, partially offset by reductions in selling expenses from our Development and Sales of Properties segment. Consolidated selling expenses as a percentage of consolidated revenues remained stable, at 5.0%.

Shopping Centers

Selling expenses associated with our Shopping Centers segment increased by 33.4% from Ps. 44.2 million during the fiscal year 2012 to Ps. 58.9 million during the fiscal year 2013, as a result of: (i) an increase in taxes, rates and contributions of Ps. 9.2 million; (ii) an increase in the loan loss charges, net of recoveries, of Ps. 4.4 million; and (iii) an increase of Ps. 2.0 million in advertising and other selling expenses. Selling expenses associated with our Shopping Centers segment as a percentage of this segment’s revenues increased from 3.3% in fiscal year 2012 to 3.6% in fiscal year 2013.

Offices and Other

Selling expenses associated with our Offices and Other segment increased by 13.0% from Ps. 10.0 million during the fiscal year 2012 to Ps. 11.4 million during the fiscal year 2013, mainly due to an increase of Ps. 1.3 million in taxes, rates and contributions, principally as a result of higher revenues. Selling expenses associated with our Offices and Other segment as a percentage of this segment’s revenues decreased from 4.0% in fiscal year 2012 to 3.9% in fiscal year 2013.

Development and Sales of Properties

Selling expenses from our Development and Sales of Properties segment consist in taxes, rates and contributions, fees and compensation from services and advertising and other selling expenses. Selling expenses of this segment decreased by 22.1% from Ps. 21.1 million during the fiscal year 2012 to Ps. 16.5 million during the fiscal year 2013, mainly due to a decrease of Ps. 3.2 million in taxes, rates and contributions and Ps. 1.2 million in advertising and other selling expenses. Selling expenses associated with our Development and Sales of Properties segment as a percentage of this segment’s revenues decreased from 13.0% in fiscal year 2012 to 11.6% in fiscal year 2013.

Hotels

Selling expenses associated with our Hotels segment increased by 26.4% from Ps. 22.8 million during the fiscal year 2012 to Ps. 28.8 million during the fiscal year 2013, as a direct consequence of the recovery in the level of revenues and occupancy in our Llao Llao hotel. Selling expenses associated with our Hotels segment as a percentage of this segment’s revenues decreased from 13.4% in fiscal year 2012 to 12.8% in fiscal year 2013.

Financial Transactions and Other

Selling expenses associated with our Financial Transactions and Other segment increased by Ps. 3.8 million, from an income of Ps. 2.2 million during the fiscal year 2012 to a loss of Ps. 1.6 million during the fiscal year 2013, mainly due to the non-recurrence of recoveries of loan losses of Apsamedia S.A.’s portfolio in 2013.

Other Operating Results, Net

Other operating results, net increased Ps. 128.8 million, from a loss of Ps. 37.0 million during the fiscal year 2012 to an income of Ps. 91.8 million during the fiscal year 2013, mainly due to increases in other operating results, net of our International, Development and Sales of Properties, Offices and Other and Hotels segments, partially offset by decreases in other operating income in our Financial Transactions and Other and Shopping Centers segments.

Shopping Centers

Other operating results, net of our Shopping Centers segment increased 94.7% from a loss of Ps. 23.1 million during the fiscal year 2012 to a loss of PS. 45.0 million during the fiscal year 2013, mainly due to: (i) an increase in donations made of Ps. 16.4 million; and (ii) an increase in the charges for lawsuits and other contingencies of Ps. 8.2 million, partially offset by (iii) capital issuance expenses of Ps. 4.8 million incurred in the previous fiscal year. Other operating results, net associated with our Shopping Centers segment as a percentage of this segment’s revenues increased from 1.7% in fiscal year 2012 to 2.8% in fiscal year 2013.

Offices and Other

Other operating results, net associated with our Offices and Other segment decreased 85.7%, from a loss of Ps. 6.3 million during the fiscal year 2012 to a loss of Ps. 0.9 million during the fiscal year 2013, mainly due to a reduction of Ps. 2.6 million in charges for lawsuits and other contingencies and of Ps. 1.6 million in donations. Other operating results, net associated with our Offices and Other segment as a percentage of this segment’s revenues decreased from 2.5% in fiscal year 2012 to 0.3% in fiscal year 2013.

Development and Sales of Properties

Other operating results, net of this segment increased by Ps. 13.2 million from a loss of Ps. 6.8 million during the fiscal year 2012 to an income of Ps. 6.3 million during the fiscal year 2013, mainly as a result of the sale of our entire equity interest in Canteras Natal Crespo S.A. representing 50% of the company’s stock capital.

Hotels

Other operating results, net associated with our Hotels segment decreased by 75.8% from Ps. 1.5 million during the fiscal year 2012 to Ps. 0.4 million during the fiscal year 2013. Other operating results, net associated with our Hotels segment as a percentage of this segment’s revenues decreased from 0.9% in fiscal year 2012 to 0.2% in fiscal year 2013.

International

Other operating results, net associated with our International increased by Ps. 135.0 million, from Ps. 0.04 million during the fiscal year 2012 to Ps. 135.1 million during the fiscal year 2013, mainly due to the income generated by the acquisition of the additional interest in Rigby 183 LLC: (i) Ps. 124.1 million due to the change in the valuation of the former interest from equity value to fair value at the time of purchase; and (ii) Ps. 12.9 million for realization of the conversion’s temporary exchange difference recognized until such time as a reserve in the shareholders’ equity.

Financial Transactions and Other

Other operating results, net associated with our Financial Transactions and Other segment increased by Ps. 4.1 million, from an income of Ps. 0.7 million during the fiscal year 2012 to a loss of Ps. 3.4 million during the fiscal year 2013, due to the tax deducted by BHSA from the dividends paid to our subsidiaries Ritelco and  Tyrus and a higher charge for lawsuits.

Operating income / (loss)

Operating income / (loss) increased 43.0% from an income of Ps. 763.2 million during fiscal year 2012 to an income of Ps. 1,091.3 million during fiscal year 2013, mainly due to an increase in the operating income / (loss) of our International, Shopping Centers, Development and Sales of Properties and Offices and Other segments, partially offset by operating losses of our Financial Transactions and Other and Hotels segments. Consolidated operating income / (loss) as a percentage of consolidated revenues increased from 39.9% in fiscal year 2012 to 47.0% in fiscal year 2013.

Shopping Centers

Operating income / (loss) of our Shopping Centers segment increased by 20.6%, from an income of Ps. 569.0 million during the fiscal year 2012 to an income of Ps. 686.1 million during the fiscal year 2013, mainly due to higher revenues, partially offset by increases in costs, general and administrative expenses, selling expenses and a higher loss recorded under other operating income, net. Operating income / (loss) of our Shopping Centers segment as a percentage of this segment’s revenues decreased from 43.1% in fiscal year 2012 to 42.3% in fiscal year 2013.

Offices and Other

Operating income / (loss) of our Offices and Other segment increased by 18.6%, from an income of Ps. 105.7 million during the fiscal year 2012 to an income of Ps. 125.4 million during the fiscal year 2013, largely due to higher revenues, lower general and administrative expenses and a lower loss recorded under other operating income, net, partially offset by higher costs and selling expenses. Operating income / (loss) of our Offices and Other segment as a percentage of this segment’s revenues increased from 41.6% in fiscal year 2012 to 43.1% in fiscal year 2013.

Development and Sales of Properties

Operating income / (loss) of our Development and Sales of Properties segment increased by 74.9%, from an income of Ps. 100.8 million during the fiscal year 2012 to an income of Ps. 176.4 million during the fiscal year 2013, mainly due to higher income from the sale of investment properties, lower costs, general and administrative expenses and selling expenses and income recorded under other operating income, net, partially offset by lower revenues. Operating income / (loss) of our Development and Sales of Properties segment as a percentage of this segment’s revenues increased from 61.9% in fiscal year 2012 to 124.2% in fiscal year 2013.

Hotels

Operating income / (loss) of our Hotels segment rose 126.4%, from a loss of Ps. 9.3 million during the fiscal year 2012 to a loss of Ps. 21.0 million during the fiscal year 2013, mainly due to higher costs, general and administrative expenses and selling expenses, partially offset by higher revenues and lower losses recorded under other operating income, net.

International

Operating income / (loss) of our International segment increased by Ps. 138.1 million, from a loss of Ps. 8.8 million during the fiscal year 2012 to an income of Ps. 129.3 million during the fiscal year 2013, due to the consolidation of the results of Rigby 183 LLC, effective October 1, 2012.

Financial Transactions and Other

Operating income / (loss) or our Financial Transactions and Other segment decreased by Ps. 10.6 million, from an income of Ps. 5.7 million during the fiscal year 2012 to a loss of Ps. 4.9 million during the fiscal year 2013, due to higher revenues, higher selling expenses and higher losses recorded under other operating income, net, partially offset by lower costs and general and administrative expenses.

Income / (loss) from interests in equity investees and joint businesses

Income / (loss) from interests in equity investees and joint businesses decreased by Ps. 34.9 million, from an income of Ps. 14.8 million during the fiscal year 2012 to a loss of Ps. 20.1 million during the fiscal year 2013. The decrease was generated mainly by a lower income of Ps. 22.5 million resulting from our investment in Banco Hipotecario S.A. and a higher loss of Ps. 14.0 million resulting from our interest in New Lipstick LLC.

Financial results, net

Our financial loss increased by Ps. 211.4 million, from a loss of Ps. 426.8 million during the fiscal year 2012 to a loss of Ps. 638.2 million during the fiscal year 2013, mainly as a result of:

•
a net loss of Ps. 189.1 million due to foreign exchange differences in fiscal year 2013 compared to the previous fiscal year, as a result of a higher variation of 19% in the U.S. dollar seller exchange rate during the fiscal year 2013 (it increased from Ps. 4.527 as of June 30, 2012 to Ps. 5.388 as of June 30, 2013) compared to the previous fiscal year, when the U.S. dollar exchange rate had experienced a smaller variation, of 10% (from Ps. 4.110 as of June 30, 2011 to Ps. 4.527 as of June 30, 2012);

•	a loss of Ps. 51.2 million resulting from the increase in financing expenses due to payments of interest on financial debts, mainly consisting of our negotiable obligations; and

•	an income of Ps. 22.4 million due to higher interest income.

Income Tax

Income tax increased Ps. 15.9 million, from a loss of Ps. 116.9 million during the fiscal year 2012 to a loss of Ps. 132.8 million during the fiscal year 2013. We applied the deferred tax method upon assessing income tax for the two fiscal years, thus recognizing temporary differences as tax assets and liabilities.

Net Income

As a result of the factors described in the preceding paragraphs, net income increased by Ps. 72.5 million, from Ps. 224.7 million during the fiscal year 2012 to Ps. 297.2 million during the fiscal year 2013. Income attributable to the controlling company’s shareholders increased by Ps. 34.8 million, from Ps. 203.9 million during the fiscal year 2012 to Ps. 238.7 million during the fiscal year 2013. Income attributable to the non-controlling interest increased by Ps. 37.7 million, from Ps. 20.8 million during the fiscal year 2012 to Ps. 58.5 million during the fiscal year 2013, mainly due to higher income obtained by the companies in which we have a controlling majority interest.

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

Allowance for loan losses

Banco Hipotecario SA allowance for loan losses are maintained in accordance with Argentine Banking GAAP. Under such regulations, a minimum allowance for loan losses is calculated primarily based upon the classification of Banco Hipotecario’s commercial loan borrowers and the past due status of Banco Hipotecario’s individual loan borrowers, in both cases considering the guarantee of the loans. Although the Bank is required to follow the methodology and guidelines for determining its allowance for loan loss as set forth by the Central Bank, is allowed to provide additional allowances for loan loss.

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

For commercial loans, the Central Bank required to classify all of Banco Hipotecario’s commercial loan borrowers. In order to perform the classification, the Bank must consider the management and operating history of the borrower, the present and projected financial situation of the borrower, the borrower’s payment history and ability to service the debt, the capability of the borrower’s internal information and control systems and the risk in the sector in which the borrower operates. The Bank applies the minimum loss percentages required by the Central Bank to Banco Hipotecario’s commercial loan borrowers based on the loan classification and the nature of the collateral, or guarantees, of the loan. In addition, based on the overall risk of the portfolio, the Bank considers whether or not additional loan loss allowance in excess of the minimum required are warranted. The Credit Committe evaluates several factors in order to determine the additional reserves like the factors mentioned above.

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

 Fair Value Estimates

The Bank prepares its financial statements in accordance with the rules of the Argentine Central Bank related thereto, which differ from U.S. GAAP in valuing financial instruments.

Argentina Banking GAAP allows companies to record their financial instruments at fair value. Nevertheless, give specifics valuations rules for some securities and derivatives instruments.

U.S. GAAP requires financial instruments to be valued at fair value. The Bank estimated the fair value, for AFS and trading securities and other financial instruments, as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value was best evidenced by a quoted market price, if one existed. In cases where quoted market prices were not available, fair value estimation was based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which were significantly affected by the assumptions used.

Minimum Presumed Income Tax

The Bank has recognized the minimum presumed income tax accrued as of June 30, 2013 and paid in prior years as an asset as of June 30, 2013, because the Bank started to generate taxable income and expects to be able to compute it as a payment on account of income tax in future years. Recognition of this asset arises from the ability to generate sufficient taxable income in future years to absorb the asset before it expires. Management’s determination of the likelihood that deferred tax assets can be realized is subjective, and involves estimates and assumptions about matters that are inherently uncertain. The realization of deferred tax assets arises from levels of future taxable income and the achievement of tax planning strategies.

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

In accordance with ASC 740-10, under U.S. GAAP income taxes are recognized on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of our assets and liabilities. Deferred tax assets are also recognized for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized for that component of net deferred tax assets which is “more likely than not” that it will not be recoverable.

Twelve month periods ended June 30, 2013 and 2012

General

The following table sets forth the principal components of its net income for the periods ended June 30, 2013 and 2012.

	Period ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)

Financial income	Ps.	2,424.2	Ps.	1,881.7	28.8%
Financial expenses		(1,284.3)		(983.2)	30.6%
Net financial income	Ps.	1,139.9	Ps.	898.5	26.9%
Provision for loan losses		(233.4)		(154.5)	51.0%
Net contribution from insurance (1)		359.8		256.9	40.0%
Other income from services		977.6		796.2	22.8%
Other expenses for services		(233.3)		(191.3)	22.0%
Administrative expenses		(1,612.2)		(1,276.9)	26.3%
Net income from financial transactions	Ps.	398.4	Ps.	328.9	21.1%
Miscellaneous income, net (2)		31.4		23.1	35.7%
Non-Controlling interest		(14.1)		(0.6)	NM
Income tax		(76.5)		(50.3)	52.2%
Net income	Ps.	339.1	Ps.	301.1	12.6%
__________________
(1)           Insurance premiums minus insurance claims.
(2)           Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario SA’s net income for the period ended June 30, 2013 of Ps. 339.1 million was higher than its net income Ps. 301.1 for the period ended June 30, 2012, of Ps. 301.1, principally due to:

•	higher financial income principally as a result of an increase from consumer products partially offset by lower income from government and private securities;

•	higher income from services mainly due to an increase in credit card commissions, and an increase in the activity developed by BHN Sociedad de Inversión S.A.

These factors were partially offset by:

•	higher administrative expenses mainly related to salaries, social security contributions, and fees related to actions adopted by the Bank in developing its retail banking business.

•	higher financial expenditures principally as a result of higher interest liabilities resulting from increased average balances of time deposits, bonds and similar obligations.

Financial Income

The following table sets forth the principal components of its financial income for the periods ended June 30, 2013 and 2012.

	Periods ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)
Interests from:	Ps.		Ps.
Mortgage loans and other financial transactions		264.3		239.7	10.3%
Financial trusts		134.2		105.7	27.0%
Cash and due from banks		6.9		5.1	35.2%
Interbank Loans		49.8		23.3	114.1%
Other Loans		321.3		245.6	30.8%
Credit card Loans		649.3		454.6	42.8%
Personal Loans		371.1		217.1	70.8%
Overdraft facilities		168.8		115.0	46.7%
Buyback of restructured debt		-		11.9	NM
Government and Corporate Securities		285.9		353.5	-19.1%
Adjustment from application of CER clause		8.3		8.7	-5.0%
Hedges		95.3		51.6	84.8%
Others		69.0		49.9	38.3%
Total Financial Income	Ps.	2,424.2	Ps.	1,881.7	28.8%

Banco Hipotecario’s financial income increase of 28.8% to Ps. 2,424.2 million for the period ended June 30, 2013 from Ps. 1,881.7 million for the period ended June 30, 2012 primarily resulted from:

•
higher income from credit cards and personal loans as a result of higher loans originations. The balances of credit card loans and personal loans have increased 31.4% and 41.5%, respectively, during the twelve-month period ended June 30, 2013;

•	higher income from other loans and overdraft facilities as a result of higher average balances;

•	higher income from hedge operations, mainly due to higher market prices.

These factors were partially offset by:

•	lower income from government and private securities as a result of lower average balances.

Financial Expenses

The following table sets forth information regarding its financial expenses for the periods ended June 30, 2013 and 2012.

	Periods ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)

Bonds and similar obligations	Ps.	267.2	Ps.	186.5	43.3%
Borrowings from banks		50.0		42.5	17.6%
Borrowings from Central Bank		0.1		2.9	-96.6%
Other(1)		1.8		1.1	61.7%
Time deposits		677.6		518.4	30.7%
Effects of changes in exchange rates		93.2		97.8	-4.7%
Forward transactions		30.6		23.0	32.8%
Contributions and taxes on financial income		163.8		111.0	47.6%
Total Financial Expenses	Ps.	1,284.3	Ps.	983.2	30.6%
__________________
(1)           Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario’s financial expenses for the period ended June 30, 2013 increased 30.6% to Ps. 1,284.3 million from Ps. 983.2 million for the period ended June 30, 2012 primarily as a result of:

i)	higher interest liabilities as a result of increased average balances on time deposits;
ii)	higher liabilities related to contributions and taxes on financial income;
iii)	higher interest liabilities resulting from increased average balances of bonds and similar obligations.

Provision for Loan Losses

The following table sets forth Banco Hipotecario´s provision for loan losses for the periods ended June 30, 2013 and 2012.

	Periods ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)
Provision for loan losses	Ps.	233.4	Ps.	154.5	111.9%
Charge-offs	Ps.	74.2	Ps.	52.3	41.9%

Banco Hipotecario’s provision for loan  losses for the period ended June 30, 2013 increased to Ps. 233.4 million from Ps. 154.5 million in the period ended June 30, 2012. This represents an increase of 111.9% related to an increase in the average balances of loans. As mentioned before, the increase in the portfolio of loans, principally credit cards and personal loans, increase the amount of  allowances during the year.

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

Net Contribution from Insurance

The following table sets forth the principal components of its net contribution from insurance for the periods ended June 30, 2013 and 2012.

	Periods ended June 30				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)
Insurance premiums earned

Life	Ps.	43.9	Ps.	50.6	-13.3%
Property damage		18.4		17.3	6.5%
Unemployment		0.4		0.5	-25.3%
Others		354.7		229.3	54.7%
Total Premiums earned	Ps.	417.4	Ps.	297.7	40.2%

Insurance claims

Life	Ps.	4.7	Ps.	26.4	-82.1%
Property damage		0.3		0.7	-51.1%
Unemployment		-		-	NM
Others		52.6		13.7	NM
Total claims	Ps.	57.6	Ps.	40.8	41.0%

Net contribution from insurance activity	Ps.	359.8	Ps.	256.9	40.0%

(a)	As of June 30, 2013 and 2012 contains Ps. 316.2 million and Ps. 199.1 million, respectively, related to the activity of its subsidiary BHN Sociedad de Inversión S.A.

(b)
As of June 30, 2013 and 2012 contains Ps. 51.2 million and Ps. 13.6 million, respectively, related to the activity of its subsidiary BHN Sociedad de Inversión S.A. As mentioned before, BHN Sociedad Inversion has increase their activity regarding the increase in the origination of loans granted by Banco Hipotecario and the increase in the origination of Mortgage loans granted by Pro.cre.ar..

Banco Hipotecario SA’s net contribution from insurance activities of Ps. 359.8 million during the period ended June 30, 2013 increased 40.0% from Ps. 256.9 million, compared to the period ended June 30, 2012. This increase was primarily a consequence of higher activity level of our subsidiary BHN Sociedad de Inversión S.A. The quantity of the insurance policies, issued by BHN Sociedad de Inversión S.A.’ subsidiaries, relate to the loan originated by Banco Hipotecario, consequently, the premiums earned and the claims paid increase when the loan origination of the Bank increases.

Other Income from Services

The following table includes the principal components of its other income from services for the periods ended June 30, 2013 and 2012.

	Periods ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)

Loan servicing fees from third parties	Ps.	26.5	Ps.	16.1	64.9%
FONAVI commissions		11.4		17.2	-34.0%
Credit Card Commissions		555.1		453.4	22.4%
Other Commissions		77.2		60.7	27.1%
Total Commissions	Ps.	670.2	Ps.	547.5	22.4%

Commissions earned by subsidiaries		226.9		184.1	23.2%
Recovery of loan expenses		68.7		63.3	8.6%
Others		11.8		1.3	NM
Total Others	Ps.	307.4	Ps.	248.7	23.6%

Total Other Income from Services	Ps.	977.6	Ps.	796.2	22.8%

Banco Hipotecario SA’s income from services increased to Ps. 977.6 million for the period ended June 30, 2013 from Ps. 796.2 million for the same period of 2012, as a result of higher commissions derived from the increase in credit card origination and the increase in commissions derived from the insurance’s activity developed since July 2007 by BHSA’s subsidiary BHN Sociedad de Inversión S.A.

Other Expenses for Services

The following table includes the principal components of the Bank´s other expenses for services for the periods ended June 30, 2013 and 2012:

	Periods ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)
Structuring and underwriting fees	Ps.	8.2	Ps.	6.1	35.4%
Retail bank originations		2.0		0.9	120.5%
Collections		0.2		0.4	-61.7%
Banking services		155.4		137.8	12.8%
Commissions paid to real estate agents		28.3		20.5	38.0%
Total Commissions		194.1		165.6	17.2%

Contributions and taxes on income from services		39.2		25.7	52.5%
Total Other Expenses for Services	Ps.	233.3	Ps.	191.3	22.0%

Banco Hipotecario’s other expenses for services increased 22.0% to Ps. 233.3 million for the period ended June 30, 2013 from Ps. 191.3 million for the period ended June 30, 2012. This increase was mainly due to higher banking services and contributions and taxes on income from services, partially offset by lower collections.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the periods ended June 30, 2013 and 2012.

	Periods ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)
Salaries and social security contributions	Ps.	845.0	Ps.	655.5	28.9%
Fees and external administrative services		221.2		189.4	16.8%
Advertising and publicity		88.5		85.3	3.8%
Value added tax and other taxes		115.4		80.2	43.8%
Electricity and communications		56.5		38.8	45.8%
Maintenance and repair		37.2		31.2	19.2%
Depreciation of bank premises and equipment		15.8		14.6	8.6%
Amortization of organizational expenses		19.5		20.9	-6.3%
Corporate personnel benefits		43.8		45.3	-3.3%
Rent		49.9		38.0	31.2%
Others		119.4		77.7	53.6%
Total	Ps.	1,612.2	Ps.	1,276.9	26.3%

Administrative expenses for the period ended June 30, 2013 increased 26.3% to Ps. 1,612.2 million from Ps. 1,276.9 million for the period ended June 30, 2012. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina, higher fees and external administrative services related to actions adopted by the Bank in developing its retail banking business and higher expenses related to taxes.

Miscellaneous Income

The following table sets forth its miscellaneous income for the periods ended June 30, 2013 and 2012.

	Periods ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)
Penalty interest	Ps.	54.8	Ps.	49.5	10.7%
Reversal of provision for contingencies		9.7		12.3	-20.9%
Loan loss recoveries		91.1		130.1	-29.9%
Others		37.7		78.4	-51.8%
Total Miscellaneous Income	Ps.	193.3	Ps.	270.2	-28.4%

Banco Hipotecario SA’s miscellaneous income decreased 28.4% to Ps. 193.3 million for the period ended June 30, 2013 from Ps. 270.2 million for the fiscal year ended June 30, 2012 primarily as a result of higher penalty interest, partially offset by lower loan loss recoveries.

Miscellaneous Expenses

The following table sets forth the principal components of its miscellaneous expenses for the periods ended June 30, 2013 and 2012:

	Periods ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)

Provision for lawsuits contingencies	Ps.	18.9	Ps.	68.6	-72.4%
Provision for other contingencies and miscellaneous receivables		0.9		5.5	-83.8%
Provision for administrative organization		-1.7		30.3	NM
Other taxes		26.3		16.6	58.1%
Benefits prepayments		71.3		61.2	16.5%
Others		46.3		64.8	-28.6%
Total Miscellaneous Expenses	Ps.	162.0	Ps.	247.1	-34.4%

Banco Hipotecario SA’s miscellaneous expenses decreased 34.4% to Ps. 162.0 million for the period ended June 30, 2013 from Ps. 247.1 million for 2012 primarily as a result of lower provisions for lawsuits contingencies and lower provisions for administrative organizations.

Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30, 2013
	in millions of pesos
Holding booked at fair value
Government securities denominated in pesos		232,5
Government securities denominated in US$		686,8
	Ps.	919,3

Holding booked at cost plus return
Bonar 2017 Bonds		55.5
PAR US Dollar Bonds		5.2
Other Bonds		232.2
	Ps.	295.9

Investment in listed corporate securities
Corporate securities denominated in pesos		150.1
Corporate securities denominated in US$		-
	Ps.	150.1

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA		49.2
Unquoted bills and notes issued by the BCRA		96.0
	Ps.	145.2

Total	Ps.	1,510.5

The table below includes disclosures regarding the exposures to sovereign debt according with the guidance provided by the Division of Corporation Finance in their document CF Disclosure Guidance: Topic No. 4.

	June 30, 2013
	in millions of pesos
Goverment Securities by country
Argentina		1,510.5
	Ps.	1,510.5

Goverment Securities by counterparty
Goverment securities		1,215.2
Argentine Central Bank bills and notes		145.2
Corporate securities		150.1
	Ps.	1,510.5

Goverment Securities by Financial Instruments according with Argentine Banking GAAP
Recorded at fair value		1,118.6
Recorded at cost plus return		391.9
	Ps.	1,510.5

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

•
The Bank’s portfolios of securities are monitored on a daily basis and risk is quantified through globally accepted methodologies and practices (above all, “value at risk”) whose limits are fixed by the Finance Committee. The robustness of the models used is verified through back-testing procedures and the portfolio exposed to price risks is subject to stress testing.

•	As regards the foreign exchange rate risk, exposure to foreign exchange and its associated risk is described in a weekly report that details the different products and securities exposed.

•
As regards interest rate risk, the amounts and contractual conditions of new originations and of the current portfolio (i.e., loans, deposits, swaps, hedges, securities and other) are monitored to ensure that the Bank is permanently within the limits of its pre-defined risk appetite. This follow up is accompanied by an ongoing analysis of the various hedging alternatives in order to reduce interest rate imbalances.

Interest rate risk is quantified through two statistical methodological approaches: “Net financial revenues at risk” and “Economic Value at Risk”. Net financial revenues at risk assesses deviations in interest income caused by changes in interest rates whilst Economic Value at Risk analyzes the potential impairment of the portfolio’s present value as a result of potential ups and downs in the time structure of interest rates. These two approaches also include the “base risk” that arises from imperfect correlations in the adjustment of lending and borrowing rates for securities with similar revaluation features. To supplement these two approaches, mismatch analyses are conducted (gap by interval and accumulated gap) both in Pesos and in U.S. dollars to quantify exposure to interest rate in different future dates and various sensitivity analyses.

Funding

Historically, Banco Hipotecario SA financed its lending operations mainly through:

• deposits, principally Time Deposits;
• the issuance of fixed and floating rate securities in the international capital markets;
• securitizations of mortgage loans; and
• cash flow from existing loans.

As of June 30, 2013 and 2012, Banco Hipotecario SA had three principal funding sources: bonds, securitizations programs and time deposits. The table below sets forth its liabilities outstanding with respect to each of its sources of funding as of the dates indicated.

	As of June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)

Bonds (1)	Ps.	2,291.7	Ps.	1,984.0	15.5%
Borrowings from Central Bank.		-		6.9	NM
Borrowings from banks and international entities		393.0		550.9	-28.7%
Deposits (1)		8,899.2		6,806.1	30.8%
Total	Ps.	11,583.9	Ps.	9,347.9	61.6%
(1) Excludes accrued interest.

Bonds

The outstanding principal amount values of the different series of notes Banco Hipotecario SA has issued as of June 30, 2013 were as follows:

	Outstanding principal amount	Date of issue	Maturity Date	Annual Interest rate
	(millions of pesos)			(%)
Notes Issued in Restructuring:
Long term bond (US$ 449,880 thousand)	113.2	Sep 15, 2003	Dec. 1, 2013	3.0 – 6.0%
Long term bond (EUR 278,367 thousand)	202.4	Sep 15, 2003	Dec. 1, 2013	3.0 – 6.0%
Series 5 (US$ 250,000 thousand)	1,129.7	Apr. 27, 2006	Apr. 27, 2016	9.750%
Series II (Ps. 120,101)	109.4	May. 11, 2012	Nov 11, 2013	Badlar +195bp
Series III (US$ 10,541 thousand)	56.8	May. 11, 2012	Nov 11, 2013	4.5%
Series V (Ps. 85,264)	78.7	Aug 17, 2012	Feb 17, 2014	Badlar +375bp
Series VI (Ps. 55,693)	53.7	Nov 08, 2012	Aug 08, 2013	18.75%
Series VII (Ps. 77,055)	77.1	Nov 08, 2012	May 08, 2014	Badlar +400bp
Series VIII (Ps. 41,003)	38.9	Apr 25, 2013	Apr 20, 2014	18.5%
Series IX (Ps. 258,997)	157.6	Apr 25, 2013	Jan 25, 2015	Badlar +280bp
Long term bond Series IV (Ps. 74,823)	24.3	May 02, 2012	Sep 02, 2013	Badlar+298bp
Long term bond Series V (US$ 1,237 thousand)	2.2	May 02, 2012	Sep 02, 2013	6.00%
Long term bond Series VI (Ps. 70,148)	63.5	Jul 25, 2012	Mar 27, 2014	Badlar+424bp
Long term bond Series VII (Ps. 20,411)	20.1	Jan 28, 2013	Oct 30, 2013	18.5%
Long term bond Series VIII (Ps. 79,589)	73.5	Jan 28, 2013	Jul 30, 2014	Badlar+445bp
Long term bond Series IX (Ps. 10,996)	10.8	May 23, 2013	Feb 23, 2014	19.75%
Long term bond Series X (Ps. 72,592)	70.1	May 23, 2013	Nov 23, 2014	Badlar+475bp
Long term bond Series XI (Ps. 10,837)	9.7	May 23, 2013	May 23, 2016	Badlar+580bp
	Ps. 2,291.7

Loan Securitization Program

The Bank, BACS Banco de Crédito y Securitización S.A. and Tarshop S.A. have executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage and consumer loans to the loan portfolio of different financial institutions as trustee. Once the loans have been transferred to the trust fund it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for setting the amount of the loans ceded by the Bank.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

Deposits

Banco Hipotecario SA did not historically rely upon deposits as a principal source of funding, as it was engaged in limited deposit taking activities. Its other deposits consisted of checking accounts maintained by different provincial housing funds and agencies representing Argentine government contributions from the collection of federal taxes which have been set aside for use by the provinces for special purposes and transferred to these accounts.

In December 2001 Banco Hipotecario SA received authorization from the Central Bank to accept time deposits for individuals as well as institutions and amended its bylaws accordingly, with approval of a majority of its shareholders as required by Argentine Corporate Law. As of June 30, 2013 and 2012 its total deposits consisted of the following:

	As of June 30,				%Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)
Checking accounts	Ps.	1,689.8	Ps.	2,029.4	-16.7%
Saving accounts		1,225.6		524.1	NM
Time deposits		5,870.		4,172.9	40.7%
Other deposits accounts		113.6		79.8	42.5%
Accrued interest payable		78.9		137.1	-42.4%
Total	Ps.	8,978.1	Ps.	6,943.2	29.3%

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

Net Income

Banco Hipotecario SA’s net income increased to Ps. 301.1 million for the period ended June 30, 2012 from Ps. 218.4 for the period ended June 30, 2011, principally due to:

•	higher financial income principally as a result of an increase from consumer products partially offset by lower income from government and private securities;

•	higher income from services mainly due to an increase in credit card commissions, and an increase in the activity developed by BHN Sociedad de Inversión S.A.

These factors were partially offset by:

•	higher administrative expenses mainly related to salaries, social security contributions, and fees related to actions adopted by the Bank in developing its retail banking business;

•	higher financial expenditures principally as a result of higher interest liabilities resulting from increased average balances of time deposits, bonds and similar obligations.

Financial Income

The following table sets forth the principal components of its financial income for the periods ended June 30, 2012 and 2011.

	Periods ended June 30,				%Change
	2012		2011		2012/2011
	(in millions of pesos, except for percentages)

Interests from:	Ps.		Ps.
Mortgage loans and other financial transactions		239.7		246.2	-2.6%
Financial trusts		105.7		65.1	62.4%
Cash and due from banks		5.1		2.8	83.3%
Interbank loans		23.3		8.3	NM
Other loans		245.6		167.3	46.8%
Credit card loans		454.6		297.6	52.8%
Personal loans		217.1		105.2	NM
Overdraft facilities		115.0		42.4	NM
Buyback of restructured debt		11.9		-	NA
Government and corporate securities		353.5		447.4	-21.0%
Adjustment from application of CER clause		8.7		9.0	-2.9%
Hedges		51.6		6.1	NM
Others		49.9		23.1	NM
Total Financial Income	Ps.	1,881.7	Ps.	1,420.5	32.5%

Banco Hipotecario SA’s financial income increase of 32.5% to Ps. 1,881.7 million for the period ended June 30, 2012 as compared to Ps. 1,420.5 million for the period ended June 30, 2011 primarily as a result of:

•	higher income from credit cards and personal loans as a result of higher loans originations;

•	higher income from other loans and overdraft facilities as a result of higher average balances;

•	higher income from financial trusts securities as a result of more securitizations programs.

These factors were partially offset by:

•	lower income from government and private securities as a result of lower average balances;

•	higher income from hedge operations, mainly due to higher market prices.

Financial Expenses

The following table sets forth information regarding its financial expenses for the periods ended June 30, 2012 and 2011.

	Periods ended June 30,				% Change
	2012		2011		2012/2011
	(in millions of pesos, except for percentages)

Bonds and similar obligations	Ps.	186.5	Ps.	174.3	7.0%
Borrowings from banks		42.5		17.7	NM
Borrowings from Central Bank		2.9		1.4	NM
Other (1)		1.1		1.4	-19.2%
Time deposits		518.4		420.4	23.3%
Effects of changes in exchange rates		97.8		15.7	NM
Forward transactions		23.0		36.9	-37.6%
Contributions and taxes on financial income		111.0		80.3	38.3%
Total Financial Expenses	Ps.	983.2	Ps.	748.1	31.4%
__________________
(1)	Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario SA’s financial expenses for the period ended June 30, 2012 increased 31.4% to Ps.983.2 million from Ps.748.1 million for the period ended June 30, 2011 primarily as a result of:

•	higher interest liabilities as a result of increased average balances on time deposits;

•	higher liabilities related to contributions and taxes on financial income;

•	higher financial expenses related to the effect of changes in the exchange rate;

•	higher interest liabilities resulting from increased average balances of bonds and similar obligations.

This effect was partially offset by:

•	lower financial expenses in forward transactions.

Provision for Loan Losses

The following table sets forth Banco Hipotecario SA´s provision for loan losses for the periods ended June 30, 2012 and 2011.

	Periods ended June 30,				% Change
	2012		2011		2012/2011
	(in millions of pesos, except for percentages)

Provision for loan losses	Ps.	154.5	Ps.	110.1	40.3%

Charge-offs	Ps.	52.3	Ps.	74.1	-29.4%

Banco Hipotecario SA’s provision for loan losses for the period ended June 30, 2012 increased to Ps. 154.1 million from Ps. 110.1 million in the period ended June 30, 2011. This represents an increase of 40.3% related to an improvement of performing loans portfolio partially offset by an increase in the average balances of loans.

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

Net Contribution from Insurance

The following table sets forth the principal components of its net contribution from insurance for the periods ended June 30, 2012 and 2011.

	Periods ended June 30				% Change
	2012		2011		2012/2011
	(in millions of pesos, except for percentages)
Insurance premiums earned

Life	Ps.	50.6	Ps.	53.2	-4.8%
Property damage		17.3		17.5	-1.4%
Unemployment		0.5		0.7	-25.7%
Others (a)		229.3		183.6	-24.9%
Total Premiums earned	Ps.	297.7	Ps.	255.0	16.8%

Insurance claims

Life	Ps.	26.4	Ps.	4.6	NM
Property damage		0.7		0.5	51.6%
Unemployment		-		-	-
Others (b)		13.7		38.2	-64.1%
Total claims	Ps.	40.8	Ps.	43.3	-5.7%

Net contribution from insurance activity	Ps.	256.9	Ps.	211.7	21.4%

As of June 30, 2012 and 2011 contains Ps. 13.6 million and Ps. 35.6 million, respectively related to the activity of its subsidiary BHN Sociedad de Inversión S.A.

Banco Hipotecario SA’s net contribution from insurance activities of Ps. 256.9 million during the period ended June 30, 2012 increased 21.4% from Ps. 211.7 million, compared to the period ended June 30, 2011. This increase was primarily a consequence of a higher activity level of our subsidiary BHN Sociedad de Inversión S.A.

Other Income from Services

The following table includes the principal components of Banco Hipotecario SA´s other income from services for the periods ended June 30, 2012 and 2011.

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

Banco Hipotecario SA’s income from services increased to Ps. 796.2 million for the period ended June 30, 2012 from Ps. 568.2 million for the same period of 2011, as a result of higher commissions derived from credit cards and FONAVI and the increase in commissions derived from the insurance’s activity developed since July 2007 by BHSA’s subsidiary BHN Sociedad de Inversión S.A.

Other Expenses for Services

The following table includes the principal components of the Bank´s other expenses for services for the periods ended June 30, 2012 and 2011:

	Periods ended June 30,				% Change
	2012		2011		2012/2011
	(in millions of pesos, except for percentages)

Structuring and underwriting fees	Ps.	6.1	Ps.	5.6	8.1%
Retail bank originations		0.9		3.6	-75.5%
Collections		0.4		12.9	-96.8%
Banking services		137.8		81.4	69.1%
Commissions paid to real estate agents		20.5		18.0	14.4%
Total Commissions		165.6		121.5	36.3%

Contributions and taxes on income from services		25.7		17.9	43.8%
Total Other Expenses for Services	Ps.	191.3	Ps.	139.4	37.2%

Banco Hipotecario SA’s other expenses for services increased 37.2% to Ps. 191.3 million for the period ended June 30, 2012 from Ps. 139.4 million in the period ended June 30, 2011. This increase was mainly due to higher banking services and contributions and taxes on income from services, partially offset by lower collections.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the periods ended June 30, 2012 and 2011.

	Periods ended June 30,				% Change
	2012		2011		2012/2011
	(in millions of pesos, except for percentages)

Salaries and social security contributions	Ps.	655.5	Ps.	485.5	35.0%
Fees and external administrative services		189.4		128.4	47.6%
Advertising and publicity		85.3		63.0	35.2%
Value added tax and other taxes		80.2		42.0	90.9%
Electricity and communications		38.8		26.9	44.3%
Maintenance and repair		31.2		18.6	67.7%
Depreciation of bank premises and equipment		14.6		14.1	3.6%
Amortization of organizational expenses		20.9		20.5	1.6%
Corporate personnel benefits		45.3		27.5	64.8%
Rent		38.0		17.7	115.3%
Others		77.7		75.0	3.6%
Total	Ps.	1,276.9	Ps.	919.2	38.9%

Administrative expenses for the period ended June 30, 2012 increased 38.9% to Ps. 1,276.9 million from Ps. 919.2 million for the period ended June 30, 2011. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina, higher expenses on advertising and publicity, higher fees and external administrative services related to actions adopted by the Bank in developing its retail banking business and higher expenses related to taxes.

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

Banco Hipotecario SA’s miscellaneous income increased 39.0% to Ps. 270.2 million for the period ended June 30, 2012 from Ps. 194.4 million for the fiscal year ended June 30, 2011 primarily as a result of higher penalty interest and reversal of provision for contingencies, partially offset by lower loan loss recoveries.

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

Banco Hipotecario SA’s miscellaneous expenses increased 26.2% to Ps. 247.1 million for the period ended June 30, 2012 from Ps. 218.1 million for 2011 primarily as a result of higher provisions for lawsuits contingencies.

Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30, 2012
	in millions of pesos
Holding booked at fair value
Government securities denominated in pesos		115.7
Government securities denominated in US$		77.3
	Ps.	193.0

Holding booked at cost plus return
Discount Bonds		27.8
Bogar 2018 Bonds		7.1
Boden 2015 Bonds		29.3
Bonar 2017 Bonds		19.4
Other Bonds		212.3
	Ps.	295.9

Investment in listed corporate securities
Corporate securities denominated in pesos		77.3
Corporate securities denominated in US$		28.4
	Ps.	105.7

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA		1,129.7
Unquoted bills and notes issued by the BCRA		347.4
	Ps.	1,477.1

Total	Ps.	2,071.7

The table below includes disclosures regarding the exposures to sovereign debt according with the guidance provided by the Division of Corporation Finance in their document CF Disclosure Guidance: Topic No. 4.

	June 30, 2013
	in millions of pesos
Goverment Securities by country:
Argentina		2,071.7
	Ps.	2,071.7

Goverment Securities by counterparty:
Goverment securities		488.9
Argentine Central Bank bills and notes		1,477.1
Corporate securities		105.7
	Ps.	2,071.7

Goverment Securities by Financial Instruments according with Argentine Banking GAAP:
Recorded at fair value		1,428.4
Recorded at cost plus return		643.3
	Ps.	2,071.7

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

•
the Bank’s portfolios of securities are monitored on a daily basis and risk is quantified through globally accepted methodologies and practices (above all, “value at risk”) whose limits are fixed by the Finance Committee. The robustness of the models used is verified through back-testing procedures and the portfolio exposed to price risks is subject to stress testing.

•	As regards the foreign exchange rate risk, exposure to foreign exchange and its associated risk is described in a weekly report that details the different products and securities exposed.

•
As regards interest rate risk, the amounts and contractual conditions of new originations and of the current portfolio (i.e., loans, deposits, swaps, hedges, securities and other) are monitored to ensure that the Bank is permanently within the limits of its pre-defined risk appetite. This follow up is accompanied by an ongoing analysis of the various hedging alternatives in order to reduce interest rate imbalances.

Interest rate risk is quantified through two statistical methodological approaches: “Net financial revenues at risk” and “Economic Value at Risk”. Net financial revenues at risk assesses deviations in interest income caused by changes in interest rates whilst Economic Value at Risk analyzes the potential impairment of the portfolio’s present value as a result of potential ups and downs in the time structure of interest rates. These two approaches also include the “base risk” that arises from imperfect correlations in the adjustment of lending and borrowing rates for securities with similar revaluation features. To supplement these two approaches, mismatch analyses are conducted (gap by interval and accumulated gap) both in Pesos and in dollars.

Funding

Historically, Banco Hipotecario SA financed its lending operations mainly through:

•	deposits, principally Time Deposits,

•	the issuance of fixed and floating rate securities in the international capital markets,

•	securitizations of mortgage loans, and

•	cash flow from existing loans.

As of June 30, 2012 and 2011, Banco Hipotecario SA had three principal funding sources: bonds, securitizations programs and time deposits. The table below sets forth its liabilities outstanding with respect to each of its sources of funding as of the dates indicated.

	As of June 30,				% Change
	2012		2011		2012/2011
	(in millions of pesos, except for percentages)

Bonds (1)	Ps.	1,984.0	Ps.	1,847.2	7.4%
Borrowings from Central Bank.		6.9		12.5	-44.8%
Borrowings from banks and international entities		550.9		200.0	NM
Deposits (1)		6,806.1		5,109.4	34.0%
Total	Ps.	9,347.9	Ps.	7,169.1	30.4%
Excludes accrued interest.

Bonds

The outstanding principal amount values of the different series of notes Banco Hipotecario SA has issued as of June 30, 2012 were as follows:

	Outstanding principal amount	Date of issue	Maturity Date	Annual Interest rate
	(millions of pesos)			(%)
Notes Issued in Restructuring:
Long term bond (US$ 449,880 thousand)	193.8	Sep 15, 2003	Dec. 1, 2013	3.0 – 6.0%
Long term bond (EURO 278,367 thousand)	331.7	Sep 15, 2003	Dec. 1, 2013	3.0 – 6.0%
Series 5 (US$ 250,000 thousand)	951.8	Apr. 27, 2006	Apr. 27, 2016	9.750%
Series I (Ps. 90,143)	90.1	Oct. 17, 2012	Apr. 17, 2013	Badlar +350bp
Series II (Ps. 120,101)	120.1	May. 11, 2012	Nov 11, 2013	Badlar +195bp
Series III (US$ 10,541 thousand)	47.7	May. 11, 2012	Nov 11, 2013	4.5%
Long term bond Series I (Ps. 75,020)	50.0	May 24, 2011	Nov. 30, 2012	Badlar+375bp
Long term bond Series II (US$ 6,114 thousand)	18.4	May 24, 2011	Nov. 30, 2012	5.25%
Long term bond Series III (Ps. 100,000)	100.0	Sep. 30, 2011	Mar 20, 2013	Badlar+400bp
Long term bond Series IV (Ps. 74,823)	74.8	Feb. 5, 2012	Sep. 2, 2013	Badlar+298bp
Long term bond Series V (US$ 1,237 thousand)	5.6	Feb. 5, 2012	Sep. 2, 2013	6.00%
	Ps 1,984.0

Loan Securitization Program

The Bank, BACS Banco de Crédito y Securitización S.A. and Tarshop S.A. have executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage and consumer loans to the loan portfolio of different financial institutions as trustee. Once the loans have been transferred to the trust fund it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for setting the amount of the loans ceded by the Bank.

The trustee is responsible for the management of the trust funds previously set up in accordance with the specifications contained in the trust agreement.

Deposits

Banco Hipotecario SA did not historically rely upon deposits as a principal source of funding, as it was engaged in limited deposit taking activities. Its other deposits consisted of checking accounts maintained by different provincial housing funds and agencies representing Argentine government contributions from the collection of federal taxes which have been set aside for use by the provinces for special purposes and transferred to these accounts.

In December 2001, Banco Hipotecario SA received authorization from the Central Bank to accept time deposits for individuals as well as institutions and amended its bylaws accordingly, with approval of a majority of its shareholders as required by Argentine Corporate Law. As of June 30, 2012 and 2011 its total deposits consisted of the following:

	As of June 30,				%Change
	2012		2011		2012/2011
	(in millions of pesos, except for percentages)

Checking accounts	Ps.	2,029.4	Ps.	116.1	NM
Saving accounts		524.1		433.4	21.0%
Time deposits		4,172.9		4,479.5	-6.8%
Other deposits accounts		79.8		80.3	-0.7%
Accrued interest payable		137.1		113.4	20.9%
Total	Ps.	6,943.2	Ps.	5,222,8	32.9%

Its current strategy is to increase deposits significantly over time in order to achieve significant liquidity to maintain and further develop its financing activities.

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

•	cash generated by operations;

•	cash generated by issuance of debt securities;

•	cash from borrowing (including cash from bank loans and overdraft facilities, which are a customary source of financing in the Argentine banking system) and financing arrangements; and

•	cash proceeds from the sale of real estate.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	capital expenditures for acquisition or construction of investment properties and property, plant and equipment;

•	interest payments and repayments of debt;

•	acquisition of shares in companies;

•	payments of dividends; and

•	working capital needs.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2013, we had working capital of Ps.234.1 million. At the same date, we had cash and cash equivalents totaling Ps. 796.9 million, an increase of 207.5%, from Ps.259.2 million of cash and cash equivalents held as of June 30, 2012.

As of June 30, 2012, we had negative working capital of Ps. 366.4 million. At the same date, we had cash and cash equivalents totaling Ps. 259.2 million, a decrease of 14.1%, from Ps.301.6 million of cash and cash equivalents held as of June 30, 2011.

We believe our working capital (calculated by subtracting current liabilities from current assets) and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt or equity financing or selective asset sales. For more information about liquidity please see Item 3 “Key Information - (d) Risk Factors” and Item 4 “Information on the Company – (a) History and Development of the Company - Recent Developments”.

Cash Flow Information

Operating Activities

Fiscal Year 2013

Our operating activities resulted in net cash inflows of Ps.863.4 million for the fiscal year 2013, primarily as a result of operating gains of Ps.1,000.9  million, an increase in trade and other  payables of Ps.189.9 million,  an increase in salaries and social security liabilities of Ps. 12.6 and a decrease in trading properties of Ps.4.5 million. These were partially offset by an increase in trade and other receivables, net of Ps.63.2 million, an increase in restricted founds of Ps.0.1 million, a decrease in provisions of Ps.2.9 and an income tax paid of Ps.277.6 million.

Fiscal Year  2012

Our operating activities resulted in net cash inflows of Ps. 691.9 million for the fiscal year 2012, primarily as a result of operating gains of Ps.905.6  million, an increase in trade and other  payables of Ps.3.9 million,  an increase in salaries and social security liabilities of Ps. 5.5 and a decrease in trading properties of Ps.10.6 million. These were partially offset by an increase in trade and other receivables, net of Ps.37.4 million, a decrease in provisions of Ps.2.6 and an income tax paid of Ps.184.9 million.

Investment Activities

Fiscal Year 2013

Our investing activities resulted in net cash outflows of Ps.45.9 million for the fiscal year 2013, of which (i) Ps. 117.9 million were related  to the purchase of additional 25.5% equity interest in Rigby 183 LLC ’s capital stock, (ii) Ps. 25.9 million were related to the acquisition of a 50% equity interest in the capital stock of Entertainment Holdings S.A. , (iii) Ps. 239.7 million  were related to the acquisition of fixed assets and undeveloped parcels of land (see “Capital Expenditures”), (iv) Ps.282.0 million were related to the increase of  investments in financial assets, (v) Ps.41.6 million were related to loans granted, (vi) Ps. 67.4 million were related to capital contributions in associates and joint ventures and (vii) Ps. 6.2 million were related to interest received ; partly offset by (i) Ps. 54.2 million which were related to collection of dividends, (ii) Ps. 540.5 million which were related to proceeds from sale of investments in financial assets and (iii) Ps. 127.7 million which were related to the collection of gains from the sale of investment properties.

Fiscal Year 2012

Our investing activities resulted in net cash outflows of Ps.246.8 million for the fiscal year 2012, of which (i) Ps. 46.7 million were related to investments in shares, mainly in the acquisition of Bitania 26 S.A’s shares, representative of 49% of its capital stock and in the acquisition of  Nuevo Puerto Santa Fe’s shares, representative of 50% of its capital stock ,(ii) Ps. 133.9 million  were related to the acquisition of fixed assets and undeveloped parcels of land (see “Capital Expenditures ),  (iii) Ps.180.8 million were related to the increase of  investments in financial assets,  mainly in the acquisition of 262,927 additional shares of TGLT and the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. (“SHI”), (iv) Ps.125.7 million were related to loans granted,  (v) Ps.17.1 million were related to capital contributions in associates and joint ventures and (vi) Ps. 2.4 million  were related to the acquisition of intangible assets, net; partly offset by (i) Ps. 12.3 million to the collection of dividends, (ii) Ps. 103.7 million related to loans repayments received from associates and joint ventures and (iii) Ps. 143.8 million related to the collection of gains from sale of investment properties.

 Financing Activities

Fiscal Year 2013

Our financing activities resulted in net cash outflows of Ps.306.3 million for the fiscal year 2013 of which (i) Ps. 353.7 million were related to payment of short-term and long-term debt, (ii) Ps. 239.7 were related in dividends payment, (iii) Ps. 269.8 million were related to interest payments, (iv) Ps.10.9 million were related to payment of financed purchases, and (v)  Ps. 152.1 million were related to distribution of shareholders and (vi)  Ps.4.1 million were related to the acquisition of non-controlling interest in subsidiaries ; partially offset by (i) an increase in financial loans of Ps.646.8 million, (ii) Ps. 6.5 million related to capital contributions, by non-controlling interest and (iii) Ps. 70.7 million related to associates and joint ventures loans.

Fiscal Year 2012

Our financing activities resulted in net cash outflows of Ps.492.9 million for the fiscal year 2012, of which (i) Ps. 419.9 million were related to payment of short-term and long-term debt, (ii) Ps. 262.7 were related in dividends payment, (iii) Ps. 248.3 million were related to interest payments, (iv) Ps.23.3 million were related to payment of financed purchases, and  (v)  Ps.8.1 million related to the acquisition of non-controlling interest in subsidiaries ; partially offset by (i) an increase in financial loans of Ps.116.9 million, (ii) our issuance of notes for Ps.295.0 million, net and (iii) Ps. 58.3 million related to capital contributions, by non-controlling interest.

Indebtedness

 The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2013:

	Currency	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total (1)	Anual Average Interest Rate
	(In thousands of Pesos, constant currency, as of June 30, 2013)(2)%
Bank loans (3)	Ps.	428,354	12,718	6,444	-	-	447,516	15,01%
Bank loans (3)	US$	-	7,997	7,159	7,469	377,065	399,691	Libor +275bps
IRSA’s 2013 Series III Notes	Ps.	52,240	-	-	-	-	52,240	Badlar+249 bps
IRSA’s 2014 Series IV Notes	US$	137,750	-	-	-	-	137,750	7,45%
APSA’s 2017 Notes for US$ 120 M (Series I)	US$	5,499	(4,919)	(4,920)	585,875	(332)	581,204	7,88%
IRSA’s 2017 Notes	US$	26,675	(7,782)	(7,782)	800,418	-	811,530	8,50%
IRSA’s 2020 Notes	US$	40,604	(704)	(704)	(704)	791,768	830,259	11,50%
Related Party	Ps.		98,328			-	98,328	Badlar
Syndicated loans	Ps.	51,005	87,790	87,814	-	-	226,609	15,01%
Seller financing (2)	US$	29,158	4,148	4,454	4,437	65,331	107,529	-
Financial Leases	US$	1,243	1,270	-	-	-	2,514	7,50%
Total banking debt and other		772,529	198,847	92,466	1,397,496	1,233,833	3,695,171	-
Total debt		772,529	198,847	92,466	1,397,496	1,233,833	3,695,171	-

(1)	Figures may not sum due to rounding.
(2)	Exchange rate as of June 30, 2013 US$1.00 = Ps. 5.388.
(3)	Includes bank overdrafts.

Notes issued by IRSA, due 2013 and 2014

On February 10, 2012, the Company placed, through public offer, Notes for a total amount of Ps. 300 million. These issuances were part of a global issuance program of notes approved by the Ordinary Meeting of Shareholders on October 31, 2011, and two Series due 2013 (Series III) and 2014 (Series IV) were issued, as described:

•
Class III Corporate Notes at Badlar rate plus 249 basis points for a face value of Ps. 153.2 million, to be matured 18 months after the issuing date and to be amortized in 3 consecutive payments within 12, 15 and 18 months, and interests to be paid in 6 installments, on a quarterly basis, from May 14, 2012. The Series III were dully cancelled on its maturity date.

•
Class IV Corporate Notes at a fixed rate of 7.45% for a face value of US$ 33.8 million (equal to Ps. 146.9 million), to be matured 24 months after the issuing date, to be subscribed and paid in Argentine Pesos at the applicable exchange rate, to be amortized in 4 equal and consecutive payments within 15, 18, 21 and 24 months, to be paid in 8 installments, on a quarterly basis, from May 14, 2012.

APSA Convertible Notes  due 2014

On July 19, 2002, APSA issued US$50.0 million unsecured Convertible Notes into APSA's capital stock. The proceeds from the Convertible Notes were used to settle short-term bank loans for the sum of Ps.27.3 million, and to redeem secured corporate notes issued by us for a principal amount of Ps.52.8 million. The Convertible Notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option into common shares at a par value of Ps.0.10 per share. The exchange rate per U.S. Dollar is Ps.3.08642 or the result obtained from dividing the exchange rate effective at the exchange date by the par value of APSA's common shares, whichever is lower. The original maturity date was stated for July 19, 2006, but at a special noteholders’ meeting held on May 2, 2006, approved the extension of the maturity date to July 19, 2014, the other terms and conditions of the Convertible Notes remained unchanged. On January 14, 2013, we accepted the repurchase offer submitted by APSA for an amount face value of US$ 31.7 million, for a total price of US$ 35.4 million. On January 15, 2013, APSA paid us the amount of Ps. 175.2 million. As of June 30, 2013, APSA has repurchased the total Convertible Notes.

APSA Notes Series I due 2017 and Series II due 2012

On May 11, 2007, APSA issued an aggregate of US$ 170 million in two parts. Series I consists of US$ 120 million 7.87% rate notes due May 2017 while Series II comprised Ps. 154.0 million (equal to US$ 50 million) 11.0% rate notes were due in June 2012. Interest on the Series I is payable on May 11 and November 11 of each year as from November 11, 2007 with principal due on May, 2017. Interest on the Series II was payable on June 11 and December 11 of each year as from December 11, 2007, with principal due in seven equal and consecutive semi-annual installments as from June 11, 2009. The Series II were dully cancelled on its maturity date. These issuances were part of APSA's Global Note Programe for a nominal value of up to US$ 200 million, authorized by Resolution No. 15,614 of the CNV dated April 19, 2007. On October 29, 2009, the Ordinary and Extraordinary Meeting of Shareholders increased the amount to up to US$ 400 million.

APSA Notes Series I due 2017 contain certain covenants, events of default and restrictions, as well as limitations on additional indebtedness, transactions with affiliates, mergers and disposal of assets. For additional indebtedness, APSA is required to comply with the financial ratio “coverage of consolidated interest”, which should be higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and considering other consolidated non-cash charges. As of June 30, 2013 and 2012, APSA was compliant with these clauses.

Notes issued by IRSA, due 2017 and 2020

On February 2, 2007, we issued US$ 150 million nominal 8.5%. The notes are due February 2017 and principal is paid at maturity. Interest is payable on February and August of each year as from August 2007. This issue was part of our global issuance program of notes for a nominal value of up to US$ 200 million authorized by Resolution No. 15,529 and 15,537 of the CNV dated December 7 and December 21, 2007. On February 25, 2010, the Board of Directors of IRSA increased the amount to up to US$ 400 million as mandated by the Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009. As part of the increase in the amount of our program, on July 20, 2010, we issued US$ 150 million nominal 11.5%  Notes raising US$ 142.9 million after costs. The notes are due July 2020 and principal is paid at maturity. Interest is payable on January 20 and June 20 of each year as from January 20, 2011. On November 2, 2010, the Ordinary Meeting of Shareholders approved an additional expansion of the global program of up to US$ 450 million. Our Notes due 2017 and our Notes due 2020 both contain certain customary covenants and restrictions, including among others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Under the Notes indentures, we are permitted to incur additional indebtedness provided its coverage of consolidated interest ratio is higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and certain other consolidated non-cash charges. The Group was in compliance with these covenants as of June 30, 2013 and 2012.

Restricted payments include restrictions for payment of dividends and other outflows relating to prepayments of indebtedness or to acquisition of certain investments. These restricted payments could not be made in excess of the sum of:

(i)
50% of our cumulative consolidated net income; or 75% of our cumulative consolidated net income if the coverage of consolidated interest ratio is at least 3.0 to 1; or 100% of our cumulative consolidated net income if the coverage of consolidated interest ratio is at least 4.0 to 1;

(ii)	net cash proceeds from new capital contributions;
(iii)	reduction of the indebtedness of us or our restricted subsidiaries;
(iv)	reduction in investments in debt certificates (other than permitted investments);
(v)	distributions received from unrestricted subsidiaries.

Capital Expenditures

Fiscal Year 2013. During the fiscal year ended June 30, 2013, we invested Ps. 920.9 million, mainly due to (a) improvements in our hotels Sheraton Libertador, Intercontinental and Llao Llao for Ps. 0.9 million, Ps. 2.6 million and Ps.0.4 million, respectively, (b) acquisition of furniture and fixtures, machinery, equipment, and facilities for Ps. 11.6, (c)  improvements made at our shopping centers for Ps. 56.9 million, (d)  development of properties for Ps. 144.2 million, with Ps. 117.9 million for “Arcos” project and Ps. 26.3 million for Shopping Neuquén project, (e) improvements in our office buildings and other rental properties for Ps. 7.6 million, (f) Ps. 679.2 million were related  to the purchase of an additional 25.5% equity interest in Rigby 183 LLC ’s capital stock, (g) Ps.15.8 million were related to suppliers advances and (h) Ps. 1.8 million were related to the acquisition of plots of lands.

Fiscal Year 2012. During the fiscal year ended June 30, 2012, we invested Ps. 133.9 million, mainly due to (a) improvements in our hotels Sheraton Libertador, Intercontinental and Llao Llao for Ps. 0.9 million, Ps. 3.5 million and Ps.0.4 million, respectively, (b) acquisition of furniture and fixtures, machinery, equipment, and facilities for Ps. 8.2, (c)  improvements made at our shopping centers for Ps. 31.3 million, (d)  development of properties for Ps. 23.9 million, with Ps. 18.4 million for “Arcos” project and Ps. 5.5 million for Shopping Neuquén project, (e) improvements in our office buildings and other rental properties for Ps. 8.8 million,  (f) Ps.9.9 million were related to suppliers advances and (g) Ps. 47.0 million for the acquisition of plots of land, mainly the Lujan plots of land (Ps. 41.9 million).

C. Research and Development, Patents and Licenses, etc.

We do not have any research, development, patents or licenses that are material for the conduct of our business.

D. Trend Information

International Outlook

As reported by the International Monetary Fund (“IMF”) in its “World Economic Outlook” (“WEO”), the world’s recovery, which until now had been a two-speed trend, is now a three-speed trend: whilst the developing economies grow at a pace expected to attain an annualized 6%, developed economies will grow at values a bit in excess of 2% though showing a bifurcation between growth in the US, which has been at an annualized 2% pace, and growth in the Euro Zone, which has reached the end of the year with virtually nil growth rates.

According to forecasts, it will not be until 2014 that such region will grow by less than 1% as slow progress is being made in the reforms required to resume the road to growth.

Growth trends in emerging markets have been similar to those posted last year, with India and Brazil having returned to the growth path offset by lesser growth in Russia and China and showing stabilization in growth at a bit less than 8%. The expectation is that this will have a slightly adverse impact on the price of commodities.

During 2011, financial markets exhibited a somber outlook that seemed to recover a little in 2012. The MSCI World index (representative of developed markets) fell during 2011 and showed strong recovery in 2012 and in the year 2013 to date, the earnings heard of are in the region of 12.8%. The yields in the MSCI Emerging Markets index were negative during 2011 and last year they showed a slight offset. In the year 2013 to date, however, yields were far from encouraging. In line with this, the indices in the world’s largest stock exchanges performed poorly during 2011, except for the S&P500, which followed through the year almost without movement. A recovery was seen during 2012 and it was maintained at different speeds. These trends continued in 2013.

The Argentine Economy:

Argentina is expected to grow by 3% on average in 2013-14 mainly thanks to the growth projected for Brazil for this period.

Private consumption continues to be the driver of economic activity. Household expenditure increases in tandem with household nominal income. According to data from INDEC, the salary variation ratio increased by 24.3% in May 2013 compared to the figure recorded in May 2012.

The Shopping Centers sector behaved in a similar way. Based on the information released by INDEC, sales recorded a cumulative increase of 23.8% for the 12 months to June 2013 compared to the same period of 2012, boosted by the improvements in household nominal income.

Although forecasts for 2013 predict a contraction in the growth of activity due to the international context, employment and salary evolution levels are expected to remain firm, which augurs well for the Company’s business in so far as consumption and the purchasing power of the population are the main propellers of our Shopping Centers’ sales.

As concerns the office market, Cushman & Wakefield’s latest market report shows that by the end of June the general vacancy rate of class A buildings in Buenos Aires was 7.5% (3.3 percentage points under last year’s figures)  while rental prices per square meter per month reached US$ 28.8.

 In terms of the office rental market, even though a number of submarkets have been more active, the demand has become more selective while lease prices have started to moderately go down, and the vacancy rate has been showing a slight growth. Today there are approximately 50,700 m2 of leasable space under construction, which will be incorporated to the market throughout 2013. 88% of such space is located in the GBA Libertador submarket.

According to ISAC, the surface area covered by the permits granted for private construction works decreased 13.3% in June 2013 compared to the previous month. Moreover, as compared to the same month of the previous year, this figure decreased by 4.5%. However, in the aggregate, the cumulative value for the first half of 2013 records a fall of 0.8% as compared to the same period of 2012.

In connection with the Hotel sector, the Argentine Ministry of Tourism reported that 5,598,646 tourists visited Argentina in 2012, a decrease of 1.9% as compared to 2011. In connection with the Hotel sector, the hotel occupancy survey carried out by INDEC shows that the average hotel occupancy rate as of May 2013 was 52.9%, falling by approximately 6%, compared to the same period of 2012. This is mainly due to the smaller inflow of travelers from Brazil and Europe.

E. Off-Balance Sheet Arrangements

At June 30, 2013, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2013:

Payments due by period
(in thousands of Pesos)

At June 30, 2013	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	586,630	66,992	30,354	32,429	19,306	735,711
Borrowings (excluding finance lease liabilities) (1)	1,389,125	334,475	278,468	1,534,523	1,466,875	5,003,466
Finance leases	1,243	1,270	-	-	-	2,513
Total year	1,976,998	402,737	308,822	1,566,952	1,486,181	5,741,690

(1)	Net of repurchased Notes.

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

The table below shows information about our directors and alternate directors:

Name	Date of Birth	Position in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2012	2015	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2012	2015	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2007	2013	2001
Fernando A. Elsztain	01/04/1961	Regular Director	2008	2014	1999
Carlos Ricardo Esteves	05/25/1949	Regular Director	2008	2014	2005
Cedric D. Bridger	11/09/1935	Regular Director	2012	2015	2003
Marcos Fischman	04/09/1960	Regular Director	2012	2015	2003
Fernando Rubín	06/20/1966	Regular Director	2007	2013	2004
Gary S. Gladstein	07/07/1944	Regular Director	2007	2013	2004
Mario Blejer	06/11/1948	Regular Director	2008	2014	2005
Mauricio Wior	10/23/1956	Regular Director	2012	2015	2006
Gabriel A. G. Reznik	11/18/1958	Regular Director	2008	2014	2008
Ricardo H. Liberman	12/18/1959	Regular Director	2008	2014	2008
Daniel Ricardo Elsztain	12/22/1972	Regular Director	2007	2013	2007
Salvador D. Bergel	04/17/1932	Alternate Director	2008	2014	1996
Enrique Antonini	03/16/1950	Alternate Director	2007	2013	2007

Ricardo Esteves, Cedric Bridger, Mario Blejer, Ricardo H. Liberman and Enrique Antonini are independent directors, pursuant to the CNV Rules.

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain Mr. Elsztain studied Economic Sciences at Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the Chairman of Alto Palermo S.A. (APSA), Consultores Assets Management S.A., Arcos del Gourmet S.A., BACS Banco de Crédito & Securitización, Cresud S.A.C.I.F. y A., BrasilAgro Companhia Brasileira de Propiedades Agrícolas, and Banco Hipotecario, among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain and Daniel Ricardo Elsztain’s brother.

Saúl Zang Mr. Zang obtained a law degree from Universidad de Buenos Aires. He is a member of the International Bar Association and the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Abogados law firm. He is also vice-chairman of Alto Palermo S.A. (APSA) and Cresud S.A.C.I.F. y A., Arcos del Gourmet S.A, Cactus Argentina S.A., and Fibesa S.A., among other companies; he is also director of Banco Hipotecario, Nuevas Fronteras S.A., Tarshop, Palermo Invest S.A., BACS Banco de Crédito & Securitización, and BrasilAgro Companhia Brasileira de Propiedades Agrícolas, among other companies.

Alejandro G. Elsztain Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires. He is Chairman of Fibesa S.A. and Cactus Argentina, among others. He is currently Executive Vice-chairman of Alto Palermo S.A. (APSA), second  Vice-chairman of Cresud S.A.C.I.F. y A., Vice-chairman of Nuevas Fronteras S.A. and Hoteles Argentinos S.A. Alejandro Gustavo Elsztain is brother of our Chairman, Eduardo Sergio Elsztain and our director, Daniel Ricardo Elsztain. He is also Fernando Adrián Elsztain’s cousin.

Fernando A. Elsztain Mr. Elsztain studied Architecture at University of Buenos Aires. He has been engaged in the real estate business as consultant and as managing officer of a real estate agency. He is Chairman of the Board of Directors of Inversora Bolívar S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also director of Alto Palermo S.A. (APSA). Cresud S.A.C.I.F. y A., Hoteles Argentinos S.A., among other companies. He is the cousin of our Chairman, Eduardo S. Elsztain and our directors, Alejandro G. Elsztain and Daniel R. Elsztain

Carlos Ricardo Esteves He has a degree in Political Sciences from Universidad El Salvador. He was a member of the Boards of Directors of Banco Francés del Río de la Plata, Bunge & Born Holding, Armstrong Laboratories, Banco Velox and Supermercados Disco. He was one of the founders of CEAL (Consejo Empresario de América Latina) and is a member of the board of directors of Encuentro de Empresarios de América Latina (padres e hijos) and is co-President of Foro Iberoamericano.

Cedric D. Bridger Mr. Bridger is qualified as a certified public accountant in the United Kingdom. From 1992 through 1998, he served as chief financial officer of YPF S.A. Mr. Bridger was also financial director of Hughes Tool Argentina, chief executive officer of Hughes Tool in Brazil and Hughes’ corporate vice-president for South American operations. He is also a director of Banco Hipotecario.

Marcos Fischman Mr. Fischman a pioneer in corporate coaching in Argentina. He studied at the Hebrew University of Jerusalem. He provides consulting services to executives, students and artists. In 1993 he joined our company and provides us with consulting services in communication and development.

Fernando Rubín Mr. Rubin has a degree in psychology from Universidad de Buenos Aires and attended a post-graduate course in Human Resources and Organizational Analysis at E.P.S.O. Since July 2001, he has been the manager of organizational development at Banco Hipotecario. He served as corporate manager of human resources for IRSA, director of human resources for Moet Hennessy Louis Vuitton (“LVMH”) in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division for the international consulting firm Roland Berger & Partner-International Management Consultants. He currently serves as CEO of Banco Hipotecario.

Gary S. Gladstein Mr. Gladstein has a degree in economics from the University of Connecticut and a master’s degree in business administration from Columbia University. He was operations manager in Soros Fund Management LLC and is currently a senior consultant of Soros Fund Management LLC.

Mario Blejer Dr. Blejer obtained a degree from Hebrew University and a Ph.D. from the University of Chicago. He lectured courses at Hebrew University, Boston University and New York University. He has published several articles on macroeconomic and financial stability subjects. He served for twenty years in different departments of the IMF. In 2002, he was appointed Chairman of the Central Bank and during 2003 he was appointed director of the Center for Studies of Central Banks of the Bank of England.

Mauricio Wior Mr. Wior obtained a masters degree in finance, as well as a bachelors degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a director of Ertach S.A. and Banco Hipotecario. He has held positions at Bellsouth where he was Vice President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of Asociación Latinoamericana de Celulares (ALCACEL); the U.S. Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was a director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka.

Gabriel A. G. Reznik Mr. Reznik obtained a degree in Civil Engineering from Universidad de Buenos Aires. He worked for IRSA from 1992 until May 2005, when he resigned. He previously worked for an independent construction company in Argentina. He is  a director of Cresud S.A.C.I.F. y A., and an alternate director of Alto Palermo S.A. (APSA), as well as member of the board of directors of Banco Hipotecario, among others.

Ricardo Liberman Mr. Liberman graduated as a Public Accountant from Universidad de Buenos Aires. He is also an independent consultant in audit and tax matters.

Daniel Ricardo Elsztain Mr. Elsztain obtained a degree in economic sciences at Torcuato Di Tella University and has a master’s degree in business administration. He is also Chairman of Emprendimiento Recoleta S.A., and director of Alto Palermo S.A. (APSA), Cresud S.A.C.I.F. y A., Supertel Hospitality Inc.,and Arcos del Gourmet S.A., among other companies. He has been our commercial director since 1998. Mr. Elsztain is Mr. Eduardo Sergio Elsztain’s and Mr. Alejandro Gustavo Elsztain’s brother and Fernando Adrian Elsztain’s cousin.

Salvador D. Bergel Mr. Bergel obtained a law degree and a PhD. from Universidad Nacional del Litoral. He is a founding partner of Zang, Bergel & Viñes Abogados law firm and a consultant at Repsol YPF S.A. He is also an alternate director of Cresud and APSA.

Enrique Antonini Mr. Antonini holds a degree in law from the School of Law of Universidad de Buenos Aires. He has been director of Banco Mariva S.A. since 1992 until today, and of Mariva Bursátil S.A. since 1997 until today. He is a member of the Banking Lawyers Committee and the International Bar Association. At present, he is Alternate Director of Cresud.

Employment contracts with our directors

We do not have written contracts with our directors. However, Messrs. Eduardo Sergio Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain, Daniel Elsztain and Fernando Rubín are employed by our Company under the Labor Contract Law No. 20,744.

Law No. 20,744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an Executive Committee consisting of five regular directors and one alternate director, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain, Daniel Elsztain and Fernando Elsztain as members. The executive committee meets as needed by our business, or at the request of one or more of its members.

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

Senior Management

Appointment of Senior Management

Our board of directors appoints and removes senior management.

Senior Management Information

The following table shows information about our current senior management appointed by the Board of Directors:

Name	Date of birth	Position	Current position held since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Daniel Ricardo Elsztain	12/22/1972	Chief Operating Officer	2012
David A. Perednik	11/15/1957	Chief Administrative Officer	2002
Jorge Cruces	12/22/1972	Chief Real Estate Officer	2007
Matias Ivan Gaivironsky	02/23/1976	Chief Financial Officer	2011

The following is a description of each of our senior managers who are not directors:

David A. Perednik Mr. Perednik obtained a degree in accounting from Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as chief financial officer from 1986 to 1997. He also worked as a senior consultant in the Administration and Systems Department of Deloitte & Touche from 1983 to 1986. He also serves as chief administrative officer of Cresud and Alto Palermo.

Matías Iván Gaivironsky Mr. Matías Gaivironsky obtained a degree in business administration at Universidad de Buenos Aires. He has a Master in Finance from Universidad del CEMA. Since 1997 he has served in various positions at Cresud, IRSA and APSA, and he has served as Chief Financial Officer since December 2011. In 2008 he served as Chief Financial Officer in Tarshop and was later appointed Manager of the Capital Markets and Investor Relations of Cresud, IRSA and APSA.

Jorge Cruces Mr. Cruces obtained the degree of Architect and a Master in Business Administration, Finance Mention and Strategic Management Mention, at Universidad de Belgrano. Before joining the group, he worked as Business Development – Real Estate Manager at Diveo, Diginet and as Real Estate Projects Manager of Giménez Zapiola Binswagner. At present he serves as Chief Real Estate Officer at IRSA and Alto Palermo. He is also Academic coordinator and Professor of the Cluster Portfolio and Asset Management of the Executive program of Real Estate Management at Universidad Torcuato Di Tella.

 Supervisory Committee

Our supervisory committee is responsible for reviewing and supervising our administration and affairs and verifying compliance with our by-laws and resolutions adopted at the shareholders’ meetings. The members of the supervisory committee are appointed at our annual general ordinary shareholders’ meeting for a one-year term. The supervisory committee is composed of three members and three alternate members and pursuant to Section 294 of the Argentine Corporations Law No. 19,550, as amended, must meet at least every three months.

The following table shows information about the members of our supervisory committee, who were elected at the annual ordinary shareholders’ meeting, held on October 31, 2012:

Name	Date of Birth	Position	Expiration Date	Current position held since
José Daniel Abelovich	07/20/1956	Regular Member	2013	1992
Marcelo Héctor Fuxman	11/30/1955	Regular Member	2013	1992
Noemí Ivonne Cohn	05/20/1959	Regular Member	2013	2010
Sergio Leonardo Kolaczyk	11/28/1964	Alternate Member	2013	2011
Roberto Daniel Murmis	04/07/1959	Alternate Member	2013	2005
Alicia Graciela Rigueira	12/02/1951	Alternate Member	2013	2006

Set forth below is a brief biographical description of each member of our supervisory committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of Cresud, Alto Palermo, Alto Palermo Shopping, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the supervisory committee of Cresud, Alto Palermo, Alto Palermo Shopping, Inversora Bolívar and Banco Hipotecario.

Noemí Cohn. Mrs. Cohn obtained a degree in accounting from Universidad de Buenos Aires. She is a partner of Abelovich, Polano y Asociados S.R.L. / Nexia International, an accounting firm in Argentina, and she works in the Audit sector. Mrs. Cohn worked in the audit area of Harteneck, López and Company, Coopers & Lybrand in Argentina and in Los Angeles, California. Mrs. Cohn is a member of the Supervisory Committees of Cresud and APSA, among others.

Sergio Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from Universidad de Buenos Aires. He is a professional from Abelovich, Polano & Asociados S.R.L./Nexia International. Mr. Kolaczyk is also alternate member of the Supervisory Committee of Cresud and IRSA, among other companies.

Roberto Murmis. Mr. Murmis holds a degree in accounting from Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International. Mr. Murmis worked as an advisor to Secretaría de Ingresos Públicos del Ministerio de Economía of Argentina. Furthermore, he is a member of the supervisory committee of Cresud, Alto Palermo Shopping, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Alicia Rigueira. Mrs. Rigueira holds a degree in accounting from Universidad de Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados SRL, a law firm member of Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions at Harteneck, Lopez y Cía., affiliated with Coopers & Lybrand. Mrs. Rigueira was professor at the School of Economic Sciences at Universidad de Lomas de Zamora.

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

At our shareholders´ meeting held on October 31, 2012, the shareholders approved an aggregate compensation of Ps. 23.3 million for all of our directors for the fiscal year ended June 30, 2012.

We do not have written contracts with our directors. However, Mr. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain, Daniel Elsztain and Fernando Rubín are employed by us under the Labor Contract Law No. 20.744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, and minimum age requirements, protection of young workers and suspension and termination of the contract.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our overall results. The total and aggregate compensation paid to our Senior Management and Directors for the fiscal year ended June 30, 2013 was Ps. 17.9 million.

 Supervisory Committee

The shareholders meeting held on October 31, 2012, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Capitalization Plan

Since 2006 we develop a special compensation plan for key managers by means of contributions to be made by the employees and by the Company.

Such Plan is directed to key managers selected by us and aims to retain them by increasing their total compensation package through an extraordinary reward, granted to those who have met certain conditions.

Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee, he or she may make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is: up to 2.5% of their monthly salary and up to 7.5% of their annual bonus. Our contribution will be 200% of the employees’ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds collected because of the Participants’ contributions are transferred to a special independent vehicle created in Argentina as an Investment Fund.

The funds collected because of our contributions are transferred to another independent vehicle separate from the previous one. In the future, participants will have access to 100% of the benefits of the Plan (that is, including our contributions made on the participants’ behalf to the specially created vehicle) under the following circumstances:

•	ordinary retirement in accordance with applicable labor regulations;
•	total or permanent incapacity or disability; and
•	death.

In case of resignation or unjustified termination, the manager may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

Incentive Plan for Managers

The Company has developed a mid and long-term incentive and retention stock program for its management team and key employees under which contributions are made by both the program participants and the Company.

The beneficiaries under the Plan are invited to participate by the Board of Directors and their decision to access the Plan is voluntary. Once an officer agrees to participate, he or she may make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, and in the first year the contribution fix by the Company is ten times the amount of the employee’s contribution and 8% for the second and third year. The plans estipulate the possibility of providing an extraordinary reward consisting of freely available shares payable on a single opportunity in September 2014.

The contributions for the next fiscal years will be defined after the closing of each fiscal year.

In the future, the Participants or their successors in interest will have access to 100% of the benefit (the Company’s contributions made in their name) in the following cases:

•     if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution,

•     retirement,

•     total or permanent disability,

•     death.

In accordance with the new Capital Markets law (as define below), is required that all of the incentive plans for managers related to shares should be approved by the Comisión Nacional de Valores.

C. Board Practices

For information about the date of expiration of the current term of office and the period during which each director has served in such office see Item 6 “Directors, Senior Management and employees – A. Directors and Senior Management.”

Benefits upon Termination of Employment

There are no contracts providing for benefits to Directors upon termination of employment., other than those described under the following sections: (i) Item 6 “Directors, Senior Management and Employees – B. Compensation – Capitalization Plan” and (ii) Item 6 “Directors, Senior Management and Employees – B. Compensation – Incentive Plan for Managers”.

Audit Committee

In accordance with the Capital Markets Law and the rules of the CNV, our board of directors has established an Audit Committee.

The Audit Committee is a committee of the board of directors, the main function of which is to assist the board of directors in (i) exercising its duty of care, diligence and competence in issues relating to us, specifically as concerns the enforcement of accounting policies, and disclosure of accounting and financial information, (ii) management of our business risk, the management of our internal control systems, (iii) behavior and ethical conduct of the Company’s businesses, (iv) monitoring the sufficiency of our financial statements, (v) our compliance with the laws, (vi) independence and competence of independent auditors, (vii) performance of our internal audit duties both by our company and the external auditors and (viii) it may render, upon request of the Board of Directors, its opinion on whether the conditions of the related parties’ transactions for relevant amounts may be considered reasonably sufficient under normal and habitual market conditions. Our Audit Commitee must hold sessions at least once per quarter according to the applicable laws.

In accordance with Capital Markets Law and the rules of CNV, our Audit Committee is made up by three independent directors. The NYSE Regulations establish that as of July 31, 2005, foreign companies listing securities in the United States must have an Audit Committee fully formed by independent directors.

Currently, we have a fully independent Audit Committee composed of Messrs. Cedric Bridger, Ricardo Liberman and Mario Blejer.

 Compensation of Audit Committee

The members of our Audit Committee do not receive compensation in addition to that received for their service as members of our board of directors.

D. Employees

As of June 30, 2013, we had 1,540 employees on a consolidated basis. Our Development and Sale of Properties and Office and Other Non-Shopping Center Rental Properties segments had 91 employees, of which 33 were represented by the Commerce Union (Sindicato de Empleados de Comercio, or SEC) and 5 were represented by the Horizontal Property Union (SUTERH). Our Shopping Centers had 787 employees, of which 443 were under commerce collective labor agreements. Our Hotels segment had 662 employees, with 531 are represented by the Tourism, Hotel and Gastronomy Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, or UTHGRA).

The following table sets forth the number of employees by business segment as of the dates indicated:	Development and sale of properties and Office and other non-shopping center retail properties (1)	Shopping centers	Hotels(2)	Total
As of June 30, 2011	82	811	678	1,571
As of June 30, 2012	92	833	662	1,587
As of June 30, 2013	91	787	662	1,540

(1)	Includes us, Inversora Bolívar, Baldovinos, Madero, Libertador 498.
(2)	Hotels include Intercontinental, Sheraton Libertador and Llao Llao.

E. Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, members of the executive committee, supervisory committee and senior management as of June 30, 2013:

Name	Position	Number of Shares	Percentage
Directors
Eduardo Sergio Elsztain (1)	Chairman and Chief Executive Officer	382,222,224	66.1%
Saúl Zang	Vice-Chairman I	8	0.0%
Alejandro Gustavo Elsztain	Vice- Chairman II	1,005,400	0.2%
Fernando Adrián Elsztain	Regular Director	-	-
Carlos Ricardo Esteves	Regular Director	-	-
Cedric D. Bridger	Regular Director	-	-
Marcos Fischman	Regular Director	-	-
Fernando Rubín	Regular Director	85,476	0.0%
Gary S. Gladstein	Regular Director	210,030	0.0%
Mario Blejer	Regular Director	-	-
Mauricio Wior	Regular Director	-	-
Gabriel Adolfo Gregorio Reznik	Regular Director	-	-
Ricardo Liberman	Regular Director	-	-
Daniel Ricardo Elsztain	Regular director and Chief Operating Officer	302,600	0.1%
Salvador Darío Bergel	Alternate director	-	-
Enrique Antonini	Alternate director	-	-
Senior Management
Matias Gaivironsky	Chief Financial Officer	84,458	0.0%
Jorge Cruces	Chief Real Estate Officer	77,379	0.0%
David Alberto Perednik	Chief Administrative Officer	121,027	0.0%
Supervisory Committee
José Daniel Abelovich	Member	-	-
Marcelo Héctor Fuxman	Member	-	-
Noemí Ivonne Cohn	Member	-	-
Sergio Leonardo Kolaczyk	Alternate member	-	-
Roberto Daniel Murmis	Alternate member	-	-
Alicia Graciela Rigueira	Alternate member	-	-

(1)
Includes (i) 378,753,404 common shares beneficially owned by Cresud, (ii) 3,467,920 common shares beneficially owned by Inversiones Financieras del Sur S.A., and (iii) 900 common shares owned directly by Mr. Elsztain

Option Ownership

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

	Share Ownership as of June 30, 2013
Shareholder	Number of Shares	Percentage (3)
Cresud (1) (2)	382,222,224	66.1%
Directors and officers (excluding Eduardo Elsztain)	1,886,378	0.3%
National Social Security Agency (“ANSES”)	25,914,834	4.5%
Total	410,023,436	70.9%

(1)
Eduardo S. Elsztain is the beneficial owner of 191,903,527  shares and 84,591,744 warrants of Cresud, representing 39.30% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 66.1% of our shares by virtue of his investment in Cresud.

(2)
Includes (i) 378,753,404 common shares beneficially owned by Cresud, (ii) 3,467,920 common shares beneficially owned by Inversiones Financieras del Sur S.A., and (iii) 900 common shares owned directly by Mr. Elsztain As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding shares may be as high as 382,222,224 common shares, representing 66.1% of our outstanding shares.

(3)	As of June 30, 2013, the number of outstanding shares was 578,676,460.

Cresud is a leading Argentine producer of basic agricultural products. Cresud’s shares began trading on the Bolsa de Comercio de Buenos Aires on December 12, 1960, under the trading symbol “CRES” and on March 1997 its ADSs began trading on the Nasdaq Stock Market under the trading symbol “CRESY.”

Changes in Share Ownership as of June 30,	2013 (%)	2012 (%)	2011 (%)	2010(%)	2009 (%)
Shareholder
Cresud (1)	65.5	64.2	57.7	57.6	50.2
IFISA (2) (3)	0.6	1.7	-	-	0.4
D.E. Shaw & Co. Inc.	-	-	7.7	7.7	7.7
Directors and officers (4)	0.3	0.8	1.4	1.7	0.9
National Social Security Agency (“ANSES”)	4.5	4.5	4.5	4.5	4.3
Total	71.1	71.2	71.3	71.5	63.5

(1)
Eduardo S. Elsztain is the beneficial owner of 191,903,527 shares and 84,591,744 warrants of Cresud, representing 39.30% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 66.1% of our shares by virtue of his investment in Cresud.

(2)
Eduardo S. Elsztain is the Chairman of the board of directors of IFIS, a corporation organized under the laws of Bermuda and IFISA, a corporation organized under the laws of Uruguay. Mr. Elsztain, is the beneficial owner of 37.02% of IFIS capital stock, which owns 100% of IFISA. As a result, Mr. Elsztain may be deemed to be the beneficial owner of an additional 0.6% of our shares due to IFISA’s 0.6% interest in us, without taking into account his indirect interest in us through Cresud.

(3)
Includes (i) 3,467,920 common shares beneficially owned by Inversiones Financieras del Sur S.A., and (ii) 900 common shares owned directly by Mr. Elsztain As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding shares may be as high as 382,222,224 common shares, representing 66.1% of our outstanding shares.

(4)	Includes only direct ownership of our Directors and Senior Management.

(5)	As of June 30, 2013, the number of outstanding shares was 578,676,460.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

We are not aware of any arrangements that may, when in force, result in a change in control.

 Securities held in the host country

As of June 30, 2013, our total issued capital stock outstanding consisted of 578,676,460 common shares. As of June 30, 2013, there were approximately 35,105,231 Global Depositary Shares (representing 351,052,310 of our common shares, or 60.7% of all or our outstanding shares).

B. Related Party Transactions

Buy and sell of Quality Invest Shares

In June, 2012, APSA acquired 50% of Quality Invest shares from us, for a total purchase price of US$ 9,7 million. The main asset of Quality Invest S.A. is the Nobleza Picardo´s industrial plant located at Partido de San Martín, Province of Buenos Aires, which represent a total of 160,000 square meters, with 80,000 square meters covered area occupied by high quality storehouse that are currently being used industrially. Quality Invest S.A. has recently obtained the extension of the categories the plant was subjected to from the City Hall of San Martín. The new categories are Shopping Mall, Entertaining, Events, Commercial Offices, Parking Lots and complementary uses. Taking into consideration aforementioned and the strategic location, we are evaluating the future development of a Shopping Mall. Our Audit Committee had no objections with the transaction.

Line of Credit with CYRSA

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

Donations for Fundación IRSA and Fundacion Museo de los Niños

During the fiscal years ended June 30, 2011, 2012 and 2013, we made donations to Fundación IRSA and Fundación Museo de los Niños for a total amount of Ps.3.1 million, Ps. 2.6 million and Ps. 1.4 million respectively. Eduardo S. Elsztain is the chairman of Fundación IRSA and Fundación Museo de los Niños.

Headquarters Lease

Our headquarters are located at Bolívar 108, 1st floor, City of Buenos Aires. We lease this property from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, and from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and several of his relatives. A lease agreement was signed among us, Alto Palermo, Cresud and Isaac Elsztain e Hijos S.C.A., in March 2004. This lease establishes a term of 120 months and monthly rental payments of US$ 9,500. We, Alto Palermo and Cresud each pay one-third, or US$ 3,167, of such rent.

In June 2009, we entered into a lease of the 24th floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to a lease agreement related to such floor and eight parking spaces. We pay a monthly rent of US$7,745. In November 2009 the 24th floor was transferred to us as a result of the final subscription contract.

Legal Services

During the fiscal years ended June 30, 2013 and 2012 we paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps.2.8 millionand Ps.5.3 million, respectively, as payments for legal services. Our director, Saúl Zang, and our alternate director, Salvador D. Bergel, are partners of this law firm. Ernesto Manuel Viñes, a partner of the firm, is a member of the board of directors of our equity investee Banco Hipotecario.

Loan agreements with Banco Hipotecario

As of June 30, 2013 we have loans from Banco Hipotecario for a total amount of approximately Ps. 32.3 million with an average interest rate of 16.0%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

Line of Credit

In November 2012, we and APSA entered into an agreement by which APSA granted a line of credit for up to US$ 14.5 million for a period of one year at a rate of 5.5% to us. Our Audit Committee had no objections in connection with the transaction. As of June 30, 2013, there is an amount outstanding of US$ 10.8 million.

Agreement for the Exchange of Corporate Services between Alto Palermo and Cresud

Considering that each of our Company, APSA and Cresud have operating areas which are somewhat similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of its activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

In this regard, on June 30, 2004, we, APSA and Cresud entered into an agreement for the exchange of corporate services, which was amended on August 23, 2007, August 14, 2008, November 27, 2009, July 11, 2011, and October 15, 2012.

The agreement for the exchange of corporate services among APSA, Cresud and us, currently provides for the exchange of services among the following areas: human resources, finance, institutional relationships, administration and control, insurance, errands, running service, safety contracts, technical, infrastructure and services, purchases, architecture and design and development and works department, audit and control, Board of Directors, General Management department, public affairs, real estate, hotels and tourism and risks and processes.

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

On March 12, 2010, an amendment to the agreement for the exchange of corporate services was entered into to simplify issues originating from the consolidation of financial statements as a result of the increase in Cresud’s equity interest in us. Cresud´s board of directors has deemed it convenient and advisable for this simplification to transfer the employment agreements of our and APSA´s corporate employees to Cresud. Effective January 1, 2010, the labor costs of those employees will be transferred to Cresud’s payroll, and they will render services to us and APSA, which services will continue to be distributed in accordance with the terms of the agreement for the exchange of corporate services, as amended.

 In the future and in order to continue with the policy of generating the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by us with APSA and Cresud.

In spite of the above, we, APSA and IRSA continue to be independent as regards the execution of their business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, nor does it affect the efficiency of the internal control systems or the internal and external auditors’ tasks of each of the companies or the possibility of presenting the transactions related to the agreement in the manner provided in FACPCE Technical Resolution No. 12. Mr. Alejandro Gustavo Elsztain is acting as General Coordinator while Mr. Abraham Perelman has been appointed as individual responsible person on our behalf, a member of the Audit Committee.

The implementation of this project doest not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Agreement in accordance with Technical Resolution No. 21 of the FACPCE. Furthermore, Mr. Alejandro Gustavo Elsztain has been appointed to the position of General Coordinator, whereas Cedric Bridger has been charged with the operation and implementation of the agreement on behalf of IRSA, Daniel E. Mellicovsky shall represent Cresud and Abraham Perelman shall represent APSA. All these individuals are members of the Audit Committees of their respective companies.

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

On January 14, 2013, we accepted the repurchase offer submitted by APSAfor an amount face value of US$ 31.7 million, for a total price of US$ 35.4 million. On January 15, 2013, APSA paid us the amount of Ps. 175.2 million.

As of June 30, 2013 Alto Palermo had repurchased the total of their Convertible Notes US$31.7 million.

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

Consequently, as of June 30, 2013, our consolidated holding of Alto Palermo’s Series I Notes was US$10.0 million nominal value (all of which are held by APSA).

Subscription to Dolphin Fund

Since 1996, we have invested in Dolphin Fund Plc (currently Dolphin Fund Ltd.), an open-ended investment fund which is related to our chairman and principal shareholder Eduardo Elsztain. These investments are carried at market value as of year-end. Unrealized gains and losses relating to investment funds are included in financial results, net, in the consolidated statements of income.

During the Fiscal Year 2013, we made an investment of US$ 25.0 million. After the closing of the fiscal year, the Company, acting through subsidiaries, subscribed shares of Dolphin Fund Ltd. ("Dolphin") for the amount of US$ 84 million. Dolphin's investment objective is to achieve capital appreciation in the long term. In that sense, Dolphin focuses its investments on opportunities that promise a substantial potential for a capital gain. Dolphin's investment philosophy is based on the identification of value and growth that have not been detected yet, and consequently on anticipating market trends, in both emerging and developed markets.

C. Interests of Experts and Counsel

This section is not applicable

ITEM 8.	Financial information

A. Consolidated Statements and Other Financial Information

See Item 18 for our audit consolidated financial statements.

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

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the abovementioned criminal procedure, that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution is not final because it was appealed. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, valued at Ps. 44.9 million, as of June 30, 2013, would be lost. As of June 30, 2013, we had not established any reserve with respect of this contingency.

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

In accordance with a final liquidation agreed by the parties, Llao Llao Resorts S.A. paid Ps. 10.2 million to the Argentine National Parks Administration.

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

Legal issues with the City Hall of Neuquén

In June 2001, Shopping Neuquén requested to the City of Neuquén to allow it to transfer certain parcels of land to third parties so that each buyer in the commercial development to be constructed could be able to build on its own land. The City rejected this request under Executive Branch Decree No. 1437/2002 through which it also decreed the expiration of Shopping Neuquén rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred. As a result, Shopping Neuquén should return the land, annulling the purchase of it, and had no right to claim any indemnification for such measure.

Shopping Neuquén filed a written appeal to this decision on January 21, 2003. It also sought approval for a revised schedule for the project, taking account of the current situation and including reasonable short and medium term projections. The City Executive Branch rejected this request through Executive Branch Decree 585/2003. On June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Executive Branch Decrees 1,437/2002 and 585/2003 issued by the City Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City Hall of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be reviewed by the Argentine Supreme Court.

On December 13, 2006, Shopping Neuquén signed an agreement with both the City and the Province of Neuquén stipulating a new timetable for construction of the commercial and housing project (the “Agreement”) and putting an end to the Administrative Procedural Action. The only pending issue with regards to the lawsuit is the fees and costs of the professionals that intervened in the procedure, which should be borne by Shopping Neuquén.

On November 8, 2010, Shopping Neuquén was served notice of a resolution issued by the High Court of Neuquén, by which certain pending fees to be borne by Shopping Neuquén were established. Such decision is not final and it is currently being challenged by the company. As of June 30, 2013, an agreement was reached with some of the professionals that intervened in the legal process for the payments of their fees.

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

After we sold the Edificio Costeros, dique II, on November 20, 2009, we requested an opinion to the Antitrust Authority as to whether it was necessary to report this transaction. The Antitrust Authoriry advise us that it was required to notify the transaction. We challenged that decision, but it was confirmed. On December 5, 2011, we notified the transaction, which decision is still pending.

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

On September 21, 2010, after Alto Palermo sold 80% of its shares of Tarshop, Alto Palermo requested the Antitrust Authority’s clearance for such transfer. On November 28, 2012, we were notified of the authorization of such transaction.

On April 11, 2011, Quality requested the Antitrust Authority opinion regarding Quality’s aquisition Property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. located in San Martín, Province of Buenos Aires. The Antitrust Authority stated that there was an obligation to notify the situation, but Quality filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the Antitrust Authorities' decision regarding the obligation to notify and, therefore, on February 23, 2012, the transaction was filed. As of the date of this annual report, the Antitrust Authority is analyzing this decision.

On August 23, 2011, Alto Palermo notified the Antitrust Authority of the direct and indirect acquisition of shares of Nuevo Puerto Santa Fé S.A., the transaction involved the direct acquisition of 33.33% of Nuevo Puerto Santa Fé S.A. and 16.66% through our controlled vehicle Torodur S.A. As of the date of this annual report the transaction is being analyzed by the Antitrust Authority.

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

On December 7, 2012, Alto Palermo notified the Antitrust Authority of the aquisition of 50% of the shares of Entertainment Holdings S.A., a company which holds 50% of the shares of "La Rural S.A.", which operates a convention center ("Predio Ferial de Palermo"), as of the date of this Anual Report, the transaction is being analized by the Antitrust Authority.

For more information see “Risk Factors—Risk related to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future”.

Through the issuance of Resolution No. 16,521 dated February 17, 2011 the Comisión Nacional de Valores has commenced a summary proceeding to the members of our Board of Directors, our audit committee and our supervisory committee, all of them at that time, which is charged against alleged violations of the Sections 53 and 54 paragraphs 2 and 3 of the Argentine Commercial Code, Sections 59 and 73 in connection with Section 299 of the Argentine Companies Law, Section 22 of our Bye-Laws,  and 8 subsection a) section IV) of the Annex to Decree 677/2001 and Article 294 subsection 1 and 9 of the Argentine Companies Law, arising from an investigation carried out by the Comisión Nacional de Valores on our corporate books, dated October 19, 2010 . Our discharge was filed on March 17, 2011, and the first hearing was held on May 18, 2011. On October 7, 2011 we filed a new presentation. Furthermore, on April 11, 2013 by Resolution No. 17,051, the Comisión Nacional de Valores has decided to apply to a penalty fine to us, our members of the Board, our audit committee members, and our supervisory committee members, all of them at that time, in the amount of Ps. 270,000. In the same resolution was decided to apply to Mr. Oscar Pedro Bergotto, Barenboim and Andres Suarez a penalty of a fine in the amount of Ps. 30,000. On April 23, 2013 we have appealed the resolution. On July 17, 2013 the fine was paid despite the appeal is ongoing, with the record filed in Room 4 of the National Chamber of Appeals in Federal Administrative Procedures (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal).

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

According to CNV Rules, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

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

Additionally, on February 14, 2012, we issued our Badlar notes due in 2013, in an aggregate principal amount of Ps 153.2 million which accrue interest at an annual rate of Badlar rate plus 249 basis points (as of the date of this annual report, the note was fully paid), and our fixed rate notes due in 2014 for a total amount of US$ 33.8 million, which accrue interest at an annual interest rate of 7.45%.

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

Year declared	Cash dividends	Cash dividends(1)	Stock dividends(1)	Total per common share
	(in millions of Ps.)	(Ps.)	(Ps.)	(Ps.)

1997	15.0	0.110	—	0.110
1998	13.0	0.060	0.05	0.110
1999	18.0	0.076	0.04	0.116
2000	—	—	0.20	0.204
2001	—	—	—	—
2002	—	—	—	—
2003	—	—	—	—
2004	—	—	—	—
2005	—	—	—	—
2006	—	—	—	—
2007	—	—	—	—
2008	—	—	—	—
2009	31.7	0.055	—	0.055
2010	120.0	0.207	—	0.207
2011	311.6	0.539	—	0.539
2012	99.0	0.171	—	0.171
2013	180.0	0.311	—	0.311

(1)	Corresponds to payments per common share.

Our 2013 annual meeting of shareholders, will consider among other items the payment of a dividend in cash or in kind for up to Ps. 250.0 million for Fiscal Year 2013.

B. Significant Changes.

Repurchase of shares

Our Board of Directors has resolved to approve a stock repurchase plan under the terms of Section 64 of the Capital Markets Law (as defined herein below) and the CNV Rules (as defined herein below); the aforementioned stock repurchase plan will be enforce until June 30, 2014; and shall be performed with liquid and realized profits and freely available reserves, for total amount of up to Ps. 200,000,000 or up to 5% of our capital stock, for more information, please see Item 16 E “Purchase of Equity Securities by the Issuer and its Affiliates”.

Banco Hipotecario’s Dividends

The Shareholders’ Meeting of Banco Hipotecario S.A.has approved a dividend distribution for the amount of Ps. 30.0 million charged to the fiscal year ended December 31, 2012. In accordance with its shareholding, we will receive Ps. 9.2 million.

Shareholders´Meeting:

Our 2013 annual meeting of shareholders will be held on October 31, 2013, in order to consider and approve, among others, (i) Consideration of the rules contained in Resolution 609/2012 issued by the Argentine Securities Commission and the creation of a special reserve in the Shareholders’ Equity, (ii) Consideration of the documents contemplated in Section 234, paragraph 1, of Law No. 19,550 for the fiscal year ended June 30th, 2013, (iii) Consideration of the Board of Directors’ performance, (iv) Consideration of the Supervisory Committee’s performance, (v) Treatment of “Retained Earnings” account and consideration of the reversal of the “Reserve for New Projects” account. Delegation of its implementation, (vi) Treatment and allocation of net income for the fiscal year ended June 30th, 2013, amounting to PS. 238,737,000. Consideration of payment of a dividend in cash and/or in kind, for up to Ps. 250,000,000, (vii) Consideration of compensation payable to the Board of Directors for the fiscal year 2013, (viii) Consideration of compensation payable to the Supervisory Committee for the fiscal year 2013, (ix) Determination of the number and election of Regular Directors and Alternate Directors, as applicable, (x) Appointment of Regular and Alternate Members of the Supervisory Committee, (xi) Appointment of Certifying Accountant for the next fiscal year and determination of its compensation, (xii) Updating of Shared Services Agreement report, (xiii) Treatment of amounts paid as personal asset tax levied on the shareholders, (xiv) Consideration of the Plan for repurchase of shares and GDSs issued by us, (xv) Updating of information on the implementation of payment of the bonus under the Incentive Plan for the Company’s officers as resolved upon by the shareholders’ meetings dated October 29th, 2009, October 29th, 2010, October 31st, 2011, and October 31st, 2012. Approval of actions taken, (xvi) Consideration of launching a Voluntary Public Tender Offer for the Shares of our controlled company Alto Palermo, (xvii) Consideration of renewing the delegation on the Board of Directors of the powers to determine the time and currency of issuance and further terms and conditions for the issue of negotiable obligations under the Global Program for the Issue of Simple Negotiable Obligations for up to US$ 300,000,000, (xviii) Consideration of renewing the delegation on the Board of Directors of the powers to determine the time and currency of issuance for the issuance of short-term debt securities (“Valores Representativos de Deuda de Corto Plazo”, or “VCP”) for a maximum outstanding amount which shall not exceed at any time the peso equivalent of US$ 50,000,000.

Acquisition of Shares of Avenida.com

Through our subsidiary APSA, we have subscribed for 3,703,794 shares of Avenida Inc., representing 26.09% of its stock capital. Avenida Inc. will be engaged in the e-commerce business. The transaction price was Ps. 13.0 million, which have already been fully paid. APSA has the option to increase its interest up to 37.04% of the company.

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

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2009 through October 24, 2013. The table also shows the high and low daily closing prices of our GDSs in U.S. dollars and the quarterly trading volume of our GDSs on the NYSE for the first quarter of 2009 through October 24, 2013. Each GDS represents ten common shares.

	Buenos Aires Stock Exchange			NYSE
	Share	Ps. per Share		GDS	US$ per GDS
	Volume	High	Low	Volume	High	Low
Fiscal Year 2009
1st Quarter	3,762,169	3.57	2.26	8,494,740	12.00	7.27
2nd Quarter	10,154,077	2.25	1.15	11,729,450	7.11	3.08
3rd Quarter	2,806,623	1.50	1.10	2,515,185	4.53	3.01
4th Quarter	4,308,241	1.95	1.40	3,352,171	5.00	3.54
Annual	21,031,110	3.57	1.10	26,091,546	12.00	3.01

Fiscal Year 2010
1st Quarter	4,860,106	3.15	1.87	4,150,441	8.3	4.75
2nd Quarter	4,233,548	3.75	2.89	3,108,017	9.87	7.85
3rd Quarter	2,946,428	4.24	3.4	2,564,299	10.83	9.05
4th Quarter	3,799,325	5.23	4.18	4,055,650	13.23	10.22
Annual	15,839,407	5.23	1.87	13,878,407	13.23	4.75
Fiscal Year 2011
1st Quarter	3,216,854	5.80	4.12	5,280,873	14.79	10.41
2nd Quarter	6,564,773	6.97	5.52	6,160,767	17.56	13.92
3rd Quarter	2,538,953	6.85	5.72	4,155,521	16.77	13.80
4th Quarter	3,134,678	5.90	5.29	2,138,722	13.78	12.46
Annual	15,455,258	6.97	4.12	17,735,883	17.56	10.41
Fiscal Year 2012
1st Quarter	1,559,282	5.83	4	2,145,035	13.75	8.52
2nd Quarter	980,406	5.2	3.95	1,398,563	11.17	8.60
3rd Quarter	1,338,946	5.5	4.6	2,481,773	11.24	10.01
4th Quarter	1,298,975	5.03	3.87	5,169,653	9.67	6.48
Annual	5,177,609	5.83	3.87	11,195,024	13.75	6.48
Fiscal Year 2013
1st Quarter	1,583,675	4.90	4.25	2,809,916	7.35	6.55
2nd Quarter	1,299,758	5.65	4.40	2,584,636	8.10	6.88
3rd Quarter	5,457,467	8.00	4.95	3,557,654	9.48	7.26
4th Quarter	2,940,138	8.50	5.80	5,672,720	9.53	7.00
Annual	11,281,038	8.50	4.25	14,624,926	9.53	6.55
Fiscal Year 2014
1st Quarter	2,288,603	8.15	5.60	3,003,517	8.92	7.28
July 2013	284,512	6.80	5.60	622,959	8.00	7.28
August, 2013	526,549	7.60	6.36	802,948	8.70	7.85
September, 2013	1,477,542	8.15	6.71	1,577,610	8.92	7.33
As of October 24, 2013	1,339,994	11.35	8.10	1,252,081	12.15	9.06
Source: Bloomberg

B. Plan of Distribution

This item is not applicable.

C. Markets

Recently the Argentine government has enacted a new Capital Markets Law No. 26,831 (the “Capital Market Law”), which sets out the rules to govern capital markets, its players, and the securities traded therein subject to the Comisión Nacional de Valores (the “CNV” or the “Argentine Securities Commission”) regulation and monitoring.

Almost all the provisions of the former Executive branch Decree No. 677/2011 (the “Transparency Decree”) have been incorporated in the Capital Market Law. The Capital Market Law provides rules and provisions guided by the following goals and principles:

•
Promoting the participation of small investors, union associations, industry groups and trade associations, professional associations and all public savings entities in the capital market, particularly encouraging mechanisms designed to promote domestic savings and channel such funds towards the development of production;

•	Strengthening mechanisms for the protection of and prevention of abuses against small investors for the protection of consumers’ rights;

•	Promoting access of small and medium-sized companies to the capital market;

•
Fostering the creation of a federally integrated capital market through mechanisms designed to achieve an interconnection of computer systems from different trading markets, with the use of state-of-the-art technology;

•	Encouraging simpler trading procedures available to users to attain greater liquidity and competitiveness in order to provide the most favorable conditions for the implementation of transactions.

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions contained in Capital Market Law, and the CNV Regulations among other related statutory regulations. The relationship of the CNV and the Argentine Executive is maintained through the Ministerio de Economía y Finanzas Públicas (Ministry of Economy and Public Finance), which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Market Law.

The CNV supervises and regulates the authorized markets in which the securities and the collective investment products are traded, the corporations authorized in the public offer regime, and all the other players authorized to operate in the public offer regime, as the registered agents, the trading agents, the financial advisors, the underwriters and distributors, the brokers, the settlement and clearing agents, the managers of collective investment products, the custodians of collective investment products, the collective depositories, and the risk rating agencies, among others. Argentine institutional investors and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated mainly by the Central Bank.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the CNV regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the CNV may be listed on the Bolsa de Comercio de Buenos Aires (the “Buenos Aires Stock Exchange” or “BASE”). This approval does not imply any kind of certification or assurance related to the merits or the quality of the securities, or the issuer’s solvency. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the BASE.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Caja de Valores S.A., a corporation owned by the BASE, the Mercado de Valores de Buenos Aires (the “MERVAL”) and certain provincial exchange, which is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements in accordance with (IFRS and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

Securities Exchanges in Argentina

There are 11 securities exchanges in Argentina. The principal exchange for the Argentine securities market is the BASE, which handles approximately 99% of all equity trading in the country.

Buenos Aires Stock Exchange

The BASE is the principal Argentine market for trading the ordinary shares. The MERVAL currently the largest stock market in Argentina and is affiliated with the BASE. MERVAL is a corporation consisting of 134 shareholders who are the sole individuals or entities authorized to trade, either as principals or agents, in the securities listed on the BASE. Trading on the BASE is conducted either through the traditional auction system from 11 a.m. to 5 p.m. on trading days, or through the Computer-Assisted Integrated Negotiation System (“Sistema Integrado de Negociación Asistida por Computación” or “SINAC”). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC. In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%. Any additional 5% variation in the price of a security will result in an additional 10-minute successive suspension period.

Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which are responsible for a growing percentage of trading activity, consist mainly of insurance companies and mutual funds.

The securities that may be listed on the BASE are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The Buenos Aires Stock Exchange is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the CNV. Furthermore, the Buenos Aires Stock Exchange works very closely with the CNV in surveillance activities. Also under a special agreement, registration and listing applications are directly filed with the Buenos Aires Stock Exchange for simultaneous processing.

Over the Counter Market

The Electronic Open Market (“Mercado Abierto Electrónico” or “MAE”) is an exchange organized under the laws of Argentina, which operates under the supervision of the CNV. The MAE works as an electronic platform to process Over the Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

MAE brokers/dealers members, include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be the MAE’s brokers/dealers. Securities to be traded must be registered with the pertinent supervising authorities and may be traded in the MAE, in other exchanges or in both of them concurrently.

Securities Central Depositary

Caja de Valores S.A. is a corporation organized under the laws of Argentina, totally private, which acts as central depositary of public bonds and private securities. It was established in 1974 by Act 20,643, and it is supervised by the CNV.

Those authorized to make deposits of securities with the Caja de Valores are stockbrokers, banking financial institutions, and mutual funds.

Information regarding the Buenos Aires Stock Exchange

	As of June 30,
	2012	2013
Market capitalization (Ps. billion)	1,979	2,464
Average daily trading volume (Ps. million)	41.8	43.9
Number of listed companies	105	106

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the Buenos Aires Stock Exchange.

As of June 30, 2013, approximately 106 companies had equity securities listed on the Buenos Aires Stock Exchange.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 102.98 % increase in 2009, a 47.77 % increase in 2010, a 29.22% decrease in 2011, a 15.9% increase in 2012 and a 4.27% increase in the first six months of 2013. In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

Pursuant to article 4 of our by-laws our purpose is to perform the following activities:

•	invest, develop and operate real estate developments;
•	invest, develop and operate personal property, including securities;
•	construct and operate works, services and public property;
•	manage real or personal property, whether owned by us or by third parties;
•	build, recycle, or repair real property whether owned by us or by third parties;
•	advise third parties with respect to the aforementioned activities;
•	finance projects, undertakings, works and/or real estate transactions of third parties;
•	finance, create, develop and operate projects related to Internet.

Board of Directors

Voting on proposals in which directors have material interest

•	shall not be allowed to make use of any corporate assets or confidential information for his/her own private purposes;

•	shall not be allowed to profit or permit a third party to profit, whether by an action or an omission to act, from any business opportunities available to the company;

•
shall be required to exercise any powers conferred to them solely for the purposes for which they were conferred under the law or the corporate bylaws or by a shareholders’ meeting or the board of directors;

•	shall be required to meticulously ensure that no conflict of interest, whether direct or indirect, shall under any circumstances arise between his/her actions and the company’s interests.

 In case of doubt as to a director’s compliance with his/her duty of loyalty, the burden of proof shall be borne by such person.

The Argentine Corporations Law No. 19,550 establishes in Section 271 that directors may enter into agreements with the company, that concern the business in which the company engages, always provided that they are entered into under market conditions. The agreements that do not fulfill the requirements mentioned above may only be executed with the prior approval of the board of directors.

Furthermore, the Capital Markets Law (as defined below) in Section 72 states for companies authorized in the public offer regime, that any acts performed or contracts executed between the company and a related party and involving a significant amount shall be performed or executed pursuant to the procedure set forth below:

a)             A “related party” shall mean any of the following persons with respect to the issuer:

i) Directors, members of the supervisory body or surveillance committee, as well as chief executive officers or special managers of the issuing company appointed under section 270 of Argentine Companies Law 19,550;

ii) Natural persons or legal entities controlling or holding a substantial interest, as determined by the CNV, in the capital stock of the issuer or the issuer’s controlling entity;

iii) Any other company under the common control of the same controlling entity;

iv) The ascendants, descendants, spouses or siblings of any of the natural persons referred to in paragraphs i) and ii) above;

v)
  Companies in which any of the persons referred to in paragraphs i) to iv) above hold a significant direct or indirect interest. Provided none of the circumstances described above is present, a subsidiary of the issuer shall not be deemed a “related party”.

b)              A “significant amount” shall be deemed involved in an act or contract when such amount exceeds 1% of the company’s shareholders’ equity as shown in the most recently approved balance sheet.

The board of directors or any members thereof shall request the audit committee to state whether in its opinion the terms of a transaction may be reasonably deemed adapted to regular and usual market conditions. The audit committee shall issue its pronouncement within 5 business days.

Notwithstanding the above inquiry from the audit committee, a resolution may be adopted by the company on the basis of a report from 2 independent evaluation companies, which shall express their opinion on the same matter and other terms of the transaction.

Nevertheless that, Section 272 of the Corporations Law provides that when a director has an opposite interest to the one of the company, he or she should notify that situation to the board of directors and the supervisory committee and abstain to vote in that respect. The violation of this provision results in the director being jointly and severally unlimitedly liable.

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

The total and aggregate compensation paid to our Senior Management and Directors for the fiscal year ended June 30, 2013 was Ps. 17.9 million.

The shareholders meeting held on October 31, 2012, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

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

Rights, preferences and restrictions attaching to the common shares

Dividend rights

The Corporations Law establishes that the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual financial statements approved by the shareholders. The approval, amount and payment of dividends is subject to the approval of our annual ordinary shareholders meeting of the company. That approval requires the affirmative vote of the majority of the present votes with right to vote at the meeting.

Pursuant to the Corporations Law and Section 28 of our bylaws, liquid and realized profits of each fiscal year shall be distributed as follows:

•	allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of the capital stock;

•	the sum established by the shareholders’ meeting as remuneration of the of Directors and the supervisory committee;

•	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders’ meeting determines.

Dividends are paid pro rata according to the interests held by shareholders within thirty days after approval and the right to collection expires upon the expiration of a term of three years since they were made available to shareholders.

The shareholders’ meeting may authorize payment of dividends on a quarterly basis provided no applicable regulations are violated. In that case, all and each of the members of the Board of Directors and the supervisory committee will be jointly and severally liable for the refund of those dividends if, as of the end of the respective fiscal year, the realized and net earnings of the company are not sufficient to allow the payment of dividends.

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

Public Offering Aquisition

Section 9 of our by-laws provides that the acquisition by any person or group, directly or indirectly of our shares, convertible securities, rights to receive any of those securities that may grant that person the control of our company or 35% or more of our capital stock may only be done by complying with certain tender offer rules for all of our shares, except for:

•	acquisitions by persons holding or controlling shares or convertible securities, notwithstanding the provisions of the Comisión Nacional de Valores; and
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

Our shareholders modified the first of the above exceptions in their shareholder meeting on October 10, 2007, to include the concept of effective control regularly held in addition to the legal control.

On October 31, 2003 in the ordinary and extraordinary annual shareholders meeting, shareholders decided not to adhere to the “Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” (Optional Statutory Body of Public Offering of Compulsory Acquisition) provided under Decree No. 677/2001, consequently, shareholders decided to incorporate that provision under Section 1 of the by-laws. In 2012, Decree No. 677/2001 was abrogated by the Capital Markets Law, in that sense, the accession to such regime is no longer optional. As a result, since the enactment of the Capital Markets Law, we are subject to the public offering compulsory acquisition regime.

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

In addition, pursuant to Capital Markets Law, at an ordinary shareholders’ meeting, our shareholders must consider (i) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of business; (ii) the execution of administration or management agreements; and (iii) whether to approve the payment of any agreement providing assets or services to us as long as such payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity.

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

A quorum for a special shareholders’ meeting (asamblea extraordinaria) on the first call requires the presence of persons holding 60% of the shares entitled to vote and, on the second call, the quorum consists of the number of shareholders present, whatever that number. Decisions at special shareholders’ meeting (asamblea extraordinaria ) generally must be approved by a majority of the votes validly exercised.

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

Ownership threshold above which ownership should be disclosed

The CNV Rules require that transactions, which cause a person’s holdings of capital stock of a registered Argentine company, to equal or exceed 5% of the voting power, should be immediately notified to the Comisión Nacional de Valores. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly offered, should notify the Comisión Nacional de Valores on a monthly basis, of their beneficial ownership of shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

Furthermore, the Comisión Nacional de Valores must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly offered to equal or exceed 5% of the voting power and every change in the holdings that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares or who otherwise control decision making in shareholders’ meetings, as well as directors, officers and members of the supervisory committee must provide the Comisión Nacional de Valores with annual reports of their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

Amendment to the by-laws

On the shareholders’ meeting held on October 25, 2007, our shareholders decided to amend the following sections of the by-laws: (i) Section Twelve in order to adapt the performance bonds granted by directors to current rules and regulations, and (ii) Section Fifteen in order to incorporate the possibility of holding remote board meetings pursuant to the provisions of section 65 of Decree 677/01. Such amendment is attached here to as Exhibit 1.2.

 C. Material Contracts

We do not have any material contract entered into outside the ordinary course of business.

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

Pursuant to Communication “A” 4359, as amended, which regulated the Executive Branch Decree N° 616/2005, a registered, non-transferable and non-interest bearing deposit must be kept in Argentina for a period of 365 calendar days, in an amount equal to 30% of any inflow of funds into the domestic exchange market arising from (i) foreign debt (excluding foreign trade); and (ii) purchase of interests in Argentine companies that are not listed on self-regulated markets, except for direct investments and other transactions that may result in the inflow of foreign currency, or in indebtedness of a resident towards a nonresident. However, primary debt offerings by means of public offerings which are listed on a self-regulated market are exempted from such requirements. The mandatory deposit must be made in US dollars and held in Argentine financial institutions and it may not be used to guarantee or as collateral of any type of credit transactions.

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

iii) Any other financial indebtedness with non-resident financial or private sector, to the extend the inflows had been incurred and repaid in an average term no less than two years, including principal and interests and, to the extent, the funds are applied to investment in non-financial assets by the private sector.

iv) Foreign currency settlements by Argentine residents derived from foreign currency loans granted by local financial institutions.

v) Direct investment contributions in local companies (pursuant to Communication “A” 4237 which defines “direct investment” as the participation in the capital stock which must be no less than 10%) and sale of interests in the capital stock of local companies to direct investors.

With respect to item v), there are some requirements aiming to comply with the accurate capitalization of the direct investment contribution regarding the actual capitalization and registration of the contribution with the Public Registry of Commerce in a term of 250 calendar days, otherwise, the mandatory deposit shall be made within 10 calendar days. An additional term of 180 calendar days could be granted by the financial entity if the delay in the registration of the contribution is due to reasons by which the client is not responsible.

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

Outflow of capital, including the availability of cash or cash equivalents

Exchange Transactions Inquiry Program

On October 28th, 2011, the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, “AFIP”) established an Exchange Transactions Inquiry Program (“Inquiry Program”) through which the entities authorized by the Central Bank to deal in foreign exchange must inquire and register through an IT system the total peso amount of each exchange transaction at the moment it is closed.

All foreign exchange sale transactions, whether involving foreign currency or banknotes, irrespective of their purpose or allocation, are subject to this inquiry and registration system, which determines whether transactions are “Validated” or “Inconsistent”.

Pursuant to Communication “A” 5239, later replaced by Communication “A” 5245, in the case of sales of foreign exchange (foreign currency or banknotes) for the formation of off-shore assets by residents without the obligation of subsequently allocating it to specific purpose, entities authorized to deal in foreign exchange may only allow transactions through the MULC by those clients who have obtained the validation and who comply with the rest of the requirements set forth in the applicable foreign exchange regulations. The following are exempted from the Inquiry Program, among others: a) international agencies and institutions that act as official export credit agencies, diplomatic and consular offices, bilateral agencies established under International Treaties; and b) local governments.

Sales of foreign exchange other than for the formation of off-shore assets by residents without a specific purpose are also exempted from the Inquiry Program, although, the financial entities must verify that the other requirements established by the MULC are accomplished.

On December 20th, 2012, Resolution #3421 replaced Resolution #3356, both enacted by AFIP. The latest one sets forth an unified registration system to be fulfilled  for the access to the foreign exchange market, in particular for the outflow of funds made by residents or nonresidents, in whichever purpose or destiny. Such resolution is  related with Communications “A” 5245.

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

Any new financial indebtedness paid through the MULC and any debt renewal with financial non-residents and private non-residents shall be settled, maintained and renewed for at least 365 calendar days as from the date of the disbursement, and they may not be prepaid before such term, whatever the manner of the cancellation of the obligation with the creditor had been agreed and independently of whether said cancellation is channeled through the MULC or not.

The primary issuance of publicly securities traded in self-regulated markets is exempted of the foregoing provisions.

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

On October 27, 2011, the Central Bank issued Communication “A” 5236 which rearranged all the regulations related to the purchase of foreign currency for the formation of off-shore assets by residents in the same text (i.e. Communication “A” 5198 and 5220). Notwithstanding, as a result of several amendments of the restrictions to the foreign exchange market to residents, certain provisions which allowed individual and legal entities to purchase foreign currency without specific allocation, have been suspended. In particular, the transactions described below have been affected by the new regulations (Communication “A” 5318 as of July, 5, 2012), preventing individuals who are Argentine residents, legal entities organized in Argentina and trusts set up with contributions from the national public sector, to perform the following transactions and, consequently, to transfer funds abroad:

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

Regardless of the suspension stated by Communication “A” 5318, it is important to summarize the most relevant aspects related to the formation of off-shore assets with specific and no specific allocation which were ruled by Communication “A” 5236, items 4.1. and 4.2:

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

 However, it required the fulfillment of the following conditions:

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

Outflow of funds for payment to non-residents

According to Communication “A” 5264, amended by Communication “A” 5377 (issued on December 14th, 2012), there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services, debts and profits to non-residents.. The access to the MULC requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

Payment of services

As it was mentioned above, there is no restriction applicable for payments to be made to non-residents for performed services. The regulation covers all types of services without making any specifications. The financial entity shall require the filing of documentation supporting the authenticity of the transaction, the service rendered by the non-resident to the resident and the amount to be transferred abroad.

Should performed services are not related to the activities actually developed by the resident; the financial entity shall require a copy of the contract by which the payment obligation arises from and an auditor report. Such requirements intend to demonstrate the actual rendering of services to the non-resident and the existence of the debt.

The access to the MULC for the payment of: information services and technology, business professional and technical services, royalties, patents and trademarks, premium for loan’s players, author’s rights, personal, cultural and recreational services, commercial guarantee payments for export of goods and services, commercial commissions, exploitation of foreign films, audio and video rights, transfer of technology services pursuant to Law No. 22,426, shall be subject to the prior approval of BCRA when the foreign beneficiary of the payment is an individual or company related to the local debtor pursuant to the provisions establish in Communication “C” 40,209. Such regulation set forth the definition of “related companies or individual” as follows:

•	One has directly or indirectly control over the other or is controlled by the one who exercise control over the other.
•	When there are common directors and such authorities exercise a simple majority in the board of each other.

The existence of control by a company or an individual over the other, may be demonstrated when such company or individual, directly or indirectly (i) participate or control at least 25% of the votes in any instrument with voting rights in the other company or (ii) has at least a 50% or more of the voting rights in any instrument issued by the company in any shareholders meeting o meeting in which the directors o any other person with similar duties has been appointed or (iii) participate in the other company for any other rights and has the necessary voting rights to form the corporate will in any shareholders meeting or to resolve in any other corporate body.

The same BCRA’s prior approval shall require should the individual or company is formed or registered in a tax heaven or the payment is made in a bank account opened in a tax heaven.
The BCRA’s prior approval shall not be applicable in any of the above items should the contracts or agreements undertake an annual payment price and/or new indebtedness less than one hundred thousand dollars. Nevertheless, the prior approval shall be required if the actual payments in a year basis exceeds the aforesaid amount, regardless the value of each single contract. At the time of the payment and the access to the MULC, the transactions that do not exceed for such given year the fixed amount, may be settle without the prior approval of the BCRA. In all cases, the access to the MULC shall require the registration of the contracts and agreements at the time of the access to the foreign exchange market.

Likewise, foreign real estate’s owners shall be subject to the same foregoing limitations to receive payments abroad.

Payment of rents (interest, profits and dividends)

As of January 8, 2003, Communication “A” 3859, item 3, allowed Argentine companies to transfer abroad profits and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Central Bank. Such Communication was replaced by Communication “A” 5264.

The payments of profits and dividends to non-residents or ADR’s is authorized, insofar such payments are made according to financial statements duly closed, audited and approved by shareholders’ meeting.

The financial entity shall verify the accomplishment of the formalities established by Communication “A” 3602, as amended, and the fulfillment of the report of direct investment ruled by Communication “A” 4237 (please see below the Reporting System).

Payment of foreign financial indebtedness

Access to the exchange market is allowed for payments of principal amounts due, with the exception of the financial institutions subject to rediscounts granted by the Central Bank and which have restructured their debt with foreign creditors (Executive Branch Decree No. 739/2003 and Communication “A” 3940 of the Central Bank).

In general terms, access to MULC for payment of principal, interest and prepayment of financial indebtedness incurred by Argentine residents in the private non-financial sector and financial sector are subject to regulations set forth by Communications “A” 5265 as of January 3, 2012.

The sale of foreign currency for the payment of financial indebtedness must be made through check issued by the resident or debit to the resident local bank account. The financial entity must verify that the reporting system has been complied with in accordance with Communication “A” 3602. Additionally, the payment may only proceed if the funds disbursed remain in Argentina for at least 365 calendar days, in accordance with Executive Branch Decree N° 615/2005.

Interest payments: Pursuant to Communication “A” 5264, item 3.7., modified by Communication “A” 5397 on February 8th, 2013, the access to the MULC for the purchase of foreign currency to pay interests for financial indebtedness may be made:

a. Up to 5 business day prior to the due date of each interest installment and to pay interest accrued within such interest period;

b. To pay interest accrued as from the date of the settlement of the disbursement through the local foreign exchange market; or

c. To pay interest accrued as from the date of the actual disbursement; provided that the funds disbursed abroad were credited in correspondent accounts of entities authorized to settle such funds through the local exchange market, within 48 hours from the date of their disbursement.

In all cases, the financial entity must verify the filing of the documents required by Communication “A” 3602 (affidavit related to the financial indebtedness) and Communication “A” 4237 (reporting of direct investment owned by non-residents) in case the creditor is part of the debtor’s economic group.

Principal Repayments and Prepayments: Pursuant to Communication “A” 5265, amended by Comnunication “A” 5397 (enacted on February 8th, 2013) foreign currency necessary to pay principal on foreign indebtedness owed by the private non-financial sector may be acquired:

a. within 10 business days prior to the stated maturity of the applicable obligation; provided that the funds disbursed under such obligation have remained in Argentina for at least 365 days; or

•	One has directly or indirectly control over the other or is controlled by the one who exercise control over the other.
•	When there are common directors and such authorities exercise a simple majority in the board of each other.

Direct Investment Reporting System

Direct Investments made in Argentina by nonresidents

Under Communication “A” 4237, the Central Bank established a reporting system in connection with direct investments and real estate investments made by nonresidents in Argentina and by residents abroad.

Nonresidents must comply every semester with the above mentioned reporting system if the amount of the investment in Argentina reaches or exceeds US$ 500,000. If such amount is not reached, the reporting system is optional.

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

The consent of the Central Bank is not required, unless the following conditions are met:

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

Money Laundering

Argentine Law No. 25,246, as amended by Laws N° 26,118, 26,268, 26,683, and 26,734 categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (AR$300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

The money laundering law created the Financial Information Unit (UIF). UIF is in charge of the analysis, treatment and transmission of information to prevent and impede the money laundering originating from, among others:

a) Crimes related to the traffic and illegal commercialization of drugs (Law N° 23,737)

b) Crimes related to arms traffic (Law N° 22,415);

c) Crimes related to illegal association o terrorist association

d) Crimes committed by illegal associations organized to commit crimes for political or racial purposes;

e) Crimes against Public Administration

f) Crimes of minor’s prostitution and child pornography

g) Crimes related to terrorism financing

The UIF analyzes the information received by entities that have the obligation to report suspicious activities or operations and, as the case may be, inform the Public Ministry to carry out the investigations that may be considered relevant or necessary.

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

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derive from the enactment of Capital Markets Law, which approved a new regulatory regime for the public offer of securities, CNV issued a new re-arranged text of its rules. By Resolution No. 622/2013, CNV incorporates a new chapter of Money Laundering and Terrorist Financing including dispositions related to the fulfillment of duties to be complied by the “Agentes de Negociación”,  “Agentes de Liquidación y Compensación”, “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva”. Such agents are obliged to comply with any provision arising from Law 25,246 enacted by UIF. Furthermore, such duties will also be acomplished by the “Agentes de custodia de productos de inversión colectiva (Sociedades Depositarias de Fondos Comunes de Inversión”; “Agentes de corretaje”, “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

Those subjects must send by internet (through the online application of CNV) their tax identification number. Additionally, in case of companies, it must be informed the personal data of the “Compliance Officer” (both regular and alternate).

With the purpose of strengthen the requirements in order to grant the authorization to operate in the exchange market, some new requisites were established in connection with: (i) competence and capacity; (ii) moral integrity and honesty and (iii) solvency. Such requisites are subject to the appraisal of CNV and must be fulfilled by managers, directors, auditors and any other individual who perform duties or activities within the company.

Some other measures are set forth related to listed companies or their shareholders or beneficial owners who had been convicted or condemned in connection with money laundering and/or terrorist financing activities or appeared in the list published by the United Nation Security Council.

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

•	As used herein, the term “U.S. Holder” means a beneficial owner of common shares or GDSs that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

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

 With respect to United States non-corporate investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or GDSs backed by such common shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our GDSs (which are listed on the NYSE), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that do not underlie GDSs currently meet the conditions required for these reduced tax rates. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Passive Foreign Investment Company

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2013, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our common shares or GDSs in any year in which we are classified as a PFIC.

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION .

 Income tax

Law No. 26,893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced several changes to Income Tax Law No. 20,628, including the derogation of Section 78 of Decree No. 2,284/1991, which provided that foreign holders with no permanent establishment in Argentina were exempt from paying income tax on the capital gains arising from the sale or other disposition of shares or GDSs.

Law No. 26,893 contains various unclear provisions and to date, it has not been regulated by the Argentine Executive Branch or interpreted by the competent courts.

The changes introduced by Law No. 26,893 are effective as from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

Taxation of Dividends

Until Law No. 26,893 became effective, dividends, whether in cash, in shares or in kind, approved by our shareholders were not subject to income tax. As from the effectiveness of Law No. 26,893, dividends (other than stock dividends) are subject to tax at a rate of 10%. Dividends received by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) are not subject to the 10% tax .

Notwithstanding the foregoing, according to Argentine law, and irrespective of the 10% tax mentioned in the previous paragraph, income tax will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceding the date of the distribution of such dividends. The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law. The withholding would not be applied to the payment of future dividends derived out of retained earnings obtained in the fiscal years ended prior to December 30, 1998. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

Taxation of Capital Gains

As from the effectiveness of Law No. 26,893 income from sale, exchange, disposition or transfer of shares or GDSs is subject to tax, irrespective of the person that obtains such income, exception made of transactions made by resident individuals involving shares or ADS that are listed on securities exchanges or markets and/or authorized to be offered to the public.

Resident individuals

Capital gains obtained by resident individuals from the sale of shares not listed on securities exchanges or markets are subject to tax at a rate of 15%.

Losses arising from the sale, exchange or other disposition of shares or GDSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities.

Foreign beneficiaries

Capital gains obtained by non resident individuals or foreign entities from the sale, exchange or other disposition of shares or GDSs are subject to tax at a rate of 35% or 15%, respectively, applicable on 90% of the sales or disposition value. Notwithstanding, foreign entities may choose to pay 15% on the difference between the gross profit of the transaction less the costs incurred in the country in order to obtain and maintain it and the deductions allowed by the income tax law.

When the purchaser of the shares or GDS is also a non-resident, the purchaser of the shares or GDSs is liable for the payment of this tax.

Local entities

Capital gains obtained by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or GDSs are subject to income tax at the rate of 35%.

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

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2012. There can be no assurance that in the future this tax will be absorbed by us.

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

Transfer Taxes

There are no taxes levied on the sales and/or transfers of shares or GDSs. Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee.

Notwithstanding the foregoing, at the provincial level, the Province of Buenos Aires passed Law No. 14,044 whereby it imposed a tax on the gratuitous transmission of property, effective as from January 1, 2011, whose basic features are as follows:

•
The tax on gratuitous transmission of property is applicable to any enrichment resulting from transmissions made for no consideration, including: inheritances, legacies, donations, inheritance advance payments or any other event that implies a gratuitous monetary enrichment.

•	The tax on gratuitous transmission of property is payable by individuals and legal entities that are beneficiaries of a gratuitous transmission of property.

•
For taxpayers domiciled in the Province of Buenos Aires, the tax on gratuitous transmission of property is levied on the total amount of the gratuitous enrichment, in respect of property situated both in and outside of the Province of Buenos Aires. Instead, for taxpayers domiciled outside of the Province of Buenos Aires, the tax on gratuitous transmission of property is levied only on the gratuitous enrichment resulting from the transmission of such property as is situated within the Province of Buenos Aires.

•
The following property, among others, is deemed situated in the Province of Buenos Aires (i) securities and shares of stock, membership or equity interests and other negotiable instruments representing capital stock, issued by governmental or private entities and companies domiciled in the Province of Buenos Aires; (ii) securities, shares of stock and other negotiable instruments issued by private entities or companies domiciled in a different jurisdiction that were physically situated in the Province of Buenos Aires at the time of their transmission; and (iii) securities, shares of stock and other negotiable instruments representing capital stock or its equivalent issued by entities or companies domiciled in another jurisdiction which are also physically situated in another jurisdiction, in proportion to the issuer´s assets situated in the Province of Buenos Aires.

•
Gratuitous transmissions of property are exempt from tax when their aggregate value, excluding deductions, exemptions and exclusions, is equal to or lower than $ 60,000 and it rises to $250.000 in the case of parents, children and spouse.

•	Step-up rates from 4% to 21.925% have been established, based on the degree of kinship and taxable base involved.

The gratuitous transmission of common shares or GDSs could be subject to the tax on gratuitous transmission of property to the extent that it forms part of gratuitous transmissions of property made for an aggregate amount in excess of $ 60,000, excluding deductions, exemptions and exclusions.

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

In the normal course of business, we are exposed to foreign exchange risk, interest rate risks and other price risk, primarily related to changes in exchange rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as they relate to the type and volume of such financial instruments. For further information on our market risks, please see Note 5 to our audited consolidated financial statements.

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

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our GDS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2012 for an amount of US$ 131,918. The Company is currently negotiating with the Depositary the reimbursements for the year 2013.

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

A. Full Price Provision

This section is not applicable

•
the highest price resulting from the calculations made according to the provisions of (i) and (ii) above multiplied by a fraction the numerator of which is such highest price and the denominator of which is the lowest closing price of a share of our common stock on the Bolsa de Comercio de Buenos Aires during the two-year period prior to the period referred to in sub-sections (i) or (ii), as applicable;

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

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2013. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the fiscal year 2013.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (1992), and concluded that, as of the end of the fiscal year 2013, our internal control over the financial reporting was effective. However, the management has excluded Rigby 183 LLC from its assessment of Internal Control over Financial Reporting as of June 30, 2013 because it was acquired by us in purchase business combinations during the fiscal year 2013. Rigby 183 LLC is an indirect subsidiary (through Tyrus S.A.) whose total assets and total revenues represent 9.37% and 1.87%, respectively, of our Audited Consolidated Financial Statement amounts as of and for the year ended June 30, 2013.

C. Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina (PwC Argentina) -member firm of PricewaterhouseCoopers-, has issued an attestation report on the effectiveness of our Internal Control over Financial Reporting, as stated in their report included herein. See “Report of Independent Registered Public Accounting Firm”.

D. Changes in Internal Control Over Financial Reporting

During the period covered by this report, there were no changes in our Internal Control over Financial Reporting that have materially affected, or are reasonably likely to materially affect, our Internal Control over Financial Reporting.

ITEM 16. Reserved

ITEM 16 A. Audit Committee Financial Expert

 Pursuant to the former applicable rules regarding the capital market (former Executive Branch Decree No. 677/2001) and the applicable CNV rules at such moment, our board of directors has established an Audit Committee. The main functions of the Audit Committee are to assist the board of directors in performing their duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, according to the applicable regulations, we may request to our audit committee to render its opinion in certain transactions, and its conditions, as is the case of related party transactions, as may be reasonably considered adequate according to normal market conditions. Our Audit Commitee must hold sessions at least once per quarter according to the applicable laws.

Since November 3, 2008 the member of the Audit Committee are Cedric Bridger, Ricardo Liberman and Mario Blejer, all of them as independent members. Cedric Bridger is the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10 (A) -3(B) (1).

For further information on our Audit Committee please see ITEM 6 “Directors, Senior Management and Employees - A. Directors and Senior Management”.

ITEM 16 B. Code of Ethics

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

ITEM 16 C. Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2013 and June 30, 2012, we were billed a total amount of Ps. 3.8 million and Ps. 2.9 million respectively, for professional services rendered by our principal accountants for the audit of our annual audited consolidated financial statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal years ended June 30, 2013 and June 30, 2012, no audit-related services were provided.

 Tax Fees

During the fiscal year ended June 30, 2013 no tax fees were provided. During the Fiscal Year 2012, respectively, for professional services rendered by our principal accountants for tax compliance, tax advice, and tax planning.

All Other Fees

During the fiscal year ended June 30, 2013 and June 30, 2012 we were billed for professional services rendered by our principal accountants, including fees mainly related to special assignments and courses, a total amount of Ps.0.80 million and Ps. 0.86 million, respectively.

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

 ITEM 16 D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

ITEM 16 E. Purchase of Equity Securities by the Issuer and its Affiliates

Issuer Purchases of Equity Securities

On July 25, 2013, our Board of Directors decided to establish the terms of the share repurchase plan under the provisions of Section 64 of the Capital Markets Law and the Rules of the Comisión Nacional de Valores, in order to mitigate the material impact on the price of domestic shares, including the reduction in the price of the shares of the Company and the distortion of such prices when considering the financial strength of the Company, as evidenced by the quality of its assets and the productive business that the Company develops in Argentina and abroad, mainly due to price/income ratio resulting from the profits evidenced by the quarterly financial statements ended March 31th, 2013.
Therefore, given the above stated reasons and in line with the commitments of the Board of Directors with the Company and its shareholders, and taking into account the favorable opinion of the Audit Committee and the Supervisory Committee, the Board of Directors has decided that the Company may start to repurchase its Shares minimizing any possible temporary imbalances between supply and demand within the market, and due to the excessive cost of capital resulting from the current quotation prices, and has decided to establish the following terms and conditions for Shares repurchase:

During the fiscal year 2014, purchases of own shares amounted to 1,018,326 common shares, thus fulfilling the terms and conditions of the share repurchase plan. As a result, the Company's investment in own shares amounts to 0.18% of total capital stock.

Period (1)	Number of Common Shares Purchased	Average Price Paid per Common Share (Ps.)	Number of GDS Purchased	Average Price Paid per GDS (US$)	Total Number of Shares Purchased as Part of the Publicly Announced Plan (3)	Maximum Number of Shares that may yet be purchased under the plan (2)
July 2013	9,300	6.63	-	-	9,300	28,924,523
August 2013	51,584	7.21	-	-	60,884	28,872,939
September 2013	78,298	7.81	8,815	8.68	227,332	28,706,491
As of October 25, 2013	120,204	9.63	67,079	10.38	1,018,326	27,915,497
Total	259,386		75,894

(1)	Corresponds to trading date
(2)	Up to 5% of the company´s outstanding capital
(3)	In common shares (10 common shares = 1 GDS).

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

Comisión Nacional de Valores’ standards (General Resolution No. 622) for purposes of identifying an independent director are substantially similar to NYSE’s standards. Comisión Nacional de Valores standards provide that independence is required with respect to the company itself and to its shareholders with direct or indirect material holdings (15% or more). To qualify as an independent director, such person must not perform executive functions within the company. Close relatives of any persons who would not qualify as “independent directors” shall also not be considered “independent.” When directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent.

Section 303A.03 Non-management directors must meet at regularly scheduled executive meetings not attended by management.
Neither Argentine law nor our by-laws require that any such meetings be held.

Our board of directors as a whole is responsible for monitoring the company’s affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of a aompany. Also, it is mandatory for public companies to form a supervisory committee which is responsible for monitoring legal compliance by a company under Argentine law and compliance with its by-laws.

Section 303A.04 Listed companies must organize an Appointment and corporate governance Commitee entirely of independant directors.	The organization of an Appointment and Corporate Governance Committee is not mandatory. In most cases, the functions of such committee are functions that the Audit Committee is already required to perform.

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

Pursuant to the Capital Markets Law and Comisión Nacional de Valores Standards, as from May 27, 2004 we have appointed an “Audit Committee” composed of three of the members of the Board of Directors. Since December 21, 2005 all of its members are independent as per the criteria of Rule 10 A-3 under the Exchange Act.

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

Reference is made to pages F-1 through F-308

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

4.1**	Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated June 30, 2004.

4.2****	English translation of the Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated August 23, 2007.

4.3*****	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.

4.4******	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.

4.5*******	English translation of the Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated March 12, 2010.

4.6********	English translation of the Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated July 11, 2011.

4.7*********	English translation of the Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated October 15, 2012.

8.1	List of Subsidiaries.

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.

*	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-3 (File No. 333-7984) filed with the SEC on November 18, 1997.

**	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form 6-K (File No. 001-13542) filed with the SEC on July 6, 2004.

***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (File No. 001-13542) filed with the SEC on August 1, 2005.

****	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 27, 2007.

*****	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 30, 2008.

******	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 30, 2009.

*******	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-13542) filed with the SEC on December 30, 2010.

********              Incorporated herein by reference to the annual report on form 20-f (file No. 001-13542) filed with the SEC on December 28, 2011.

*********            Incorporated herein by reference to the annual report on form 20-f (file No. 001-13542) filed with the SEC on October 30, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima

October 30, 2013	By:	/s/ Matias I. Gaivironsky
Matias I. Gaivironsky
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2013, June 30, 2012, and July 1, 2011, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying included in the accompanying “Management’s Report on Internal Control over Financial Reporting”.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in “Management’s Annual Report on Internal Control over Financial Reporting”, management has excluded Rigby 183 LLC from its assessment of internal control over financial reporting as of June 30, 2013 because it was acquired by the Company in a purchase business combination during 2013. We have also excluded Rigby 183 LLC from our audit of internal control over financial reporting.  Rigby 183 LLC is an indirect subsidiary (through Tyrus S.A.) whose total assets and total revenues represent 9.37% and 1.87%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2013.

PRICE WATERHOUSE & Co. S.R.L.

Buenos Aires, Argentina	By:	/s/Carlos Martín Barbafina
October 30, 2013		Carlos Martín Barbafina
Partner

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Financial Position
as of June 30, 2013 and 2012 and as of July 1st, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.2013	06.30.2012	07.01.2011
ASSETS
Non-Current Assets
Investment properties	11	3,992,530	3,275,226	3,340,081
Property, plant and equipment	12	212,673	228,033	235,245
Trading properties	13	178,425	167,109	155,876
Intangible assets	14	79,653	29,389	31,900
Investments in associates and joint ventures	9,10	1,423,936	1,445,815	1,373,215
Deferred income tax assets	28	85,236	34,255	17,903
Restricted assets	17	10,881	-	-
Income tax receivables		130,086	103,263	78,387
Trade and other receivables	18	85,126	93,109	86,622
Investments in financial assets	19	267,455	655,660	432,676
Derivative financial instruments	20	21,208	18,434	60,442
Total Non-Current Assets		6,487,209	6,050,293	5,812,347
Current Assets
Trading properties	13	11,689	9,714	26,115
Inventories	15	16,321	15,659	6,820
Restricted assets	17	1,022	-	-
Trade and other receivables	18	769,333	475,877	419,995
Investments in financial assets	19	244,053	78,909	65,076
Cash and cash equivalents	21	796,902	259,169	301,559
Total Current Assets		1,839,320	839,328	819,565
TOTAL ASSETS		8,326,529	6,889,621	6,631,912

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		578,676	578,676	578,676
Inflation adjustment of share capital		123,329	274,387	274,387
Share premium		793,123	793,123	793,123
Acquisition of additional interest in subsidiaries		(20,782)	(15,714)	-
Cumulative translation adjustment		50,776	14,502	-
Reserve for share-based compensation	27	8,258	2,595	-
Legal reserve		85,140	71,136	57,031
Reserve for new developments		492,441	419,783	391,262
Special reserve		395,249	-	-
Retained earnings		239,328	510,853	656,525
Total capital and reserves attributable to equity holders of the parent………..		2,745,538	2,649,341	2,751,004
Non-controlling interest		385,151	390,428	331,609
TOTAL SHAREHOLDERS' EQUITY		3,130,689	3,039,769	3,082,613

LIABILITIES
Non-Current Liabilities
Trade and other payables	22	211,118	166,656	149,355
Borrowings	25	2,922,642	2,048,397	1,725,272
Deferred income tax liabilities	28	395,936	411,232	485,032
Salaries and social security liabilities	23	3,160	-	-
Provisions	24	57,737	17,823	12,881
Total Non-Current Liabilities		3,590,593	2,644,108	2,372,540
Current Liabilities
Trade and other payables	22	688,861	500,926	414,186
Income tax liabilities		79,065	104,869	57,791
Salaries and social security liabilities	23	49,010	39,607	34,089
Derivative financial instruments	20	1,732	-	-
Borrowings	25	772,529	557,896	667,587
Provisions	24	14,050	2,446	3,106
Total Current Liabilities		1,605,247	1,205,744	1,176,759
TOTAL LIABILITIES		5,195,840	3,849,852	3,549,299
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		8,326,529	6,889,621	6,631,912

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income
for the fiscal years ended June 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.2013	06.30.2012
Revenues	31	2,187,180	1,790,316
Costs	32	(1,087,611)	(858,658)
Gross Profit		1,099,569	931,658
Gain from disposal of investment properties	11	183,767	116,689
General and administrative expenses	33	(194,841)	(174,347)
Selling expenses	33	(106,125)	(84,773)
Other operating results, net	35	93,268	(32,446)
Profit from operations		1,075,638	756,781
Share of (loss) / profit of associates and joint ventures	9,10	(7,391)	11,660
Profit before financial results and income tax		1,068,247	768,441
Finance income	36	137,308	105,864
Finance cost	36	(776,896)	(530,870)
Others financial results	36	1,396	(1,821)
Financial results, net	36	(638,192)	(426,827)
Profit before income tax		430,055	341,614
Income tax	28	(132,847)	(116,938)
Profit for the year		297,208	224,676

Attributable to:
Equity holders of the parent		238,737	203,891
Non-controlling interest		58,471	20,785

Profit per share attributable to equity holders of the parent during the year (Note 37):
Basic		0.41	0.35
Diluted		0.41	0.35

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Comprehensive Income
for the fiscal years ended June 30, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	06.30.2013	06.30.2012
Profit for the year	297,208	224,676
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	56,799	14,682
Other comprehensive income for the year (i)	56,799	14,682
Total comprehensive income for the year	354,007	239,358

Attributable to:
Equity holders of the parent	287,926	218,393
Non-controlling interest	66,081	20,965

(i) Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share Premium	Acquisition of additional interest in subsidiaries (2)	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Reserves for new developments	Special reserve (1)	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
Balance as of June 30, 2012	578,676	274,387	793,123	(15,714)	14,502	2,595	71,136	419,783	-	510,853	2,649,341	390,428	3,039,769
Profit for the year	-	-	-	-	-	-	-	-	-	238,737	238,737	58,471	297,208
Other comprehensive income for the year	-	-	-	-	49,189	-	-	-	-	-	49,189	7,610	56,799
Total comprehensive income for the year	-	-	-	-	49,189	-	-	-	-	238,737	287,926	66,081	354,007
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.12	-	-	-	-	-	-	14,004	72,658	-	(86,662)	-	-	-
Reclassification of the deferred tax liability – Approved by Shareholders’ meeting held 10.31.12	-	(151,058)	-	-	-	-	-	-	-	151,058	-	-	-
Dividends distribution – approved by Shareholders meeting held 10.31.12 (Note 30)	-	-	-	-	-	-	-	-	-	(180,000)	(180,000)	-	(180,000)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	(27,045)	(27,045)
Acquisition of non-controlling interest for business combination (Note 4)	-	-	-	-	-	-	-	-	-	-	-	102,723	102,723
Cumulative translation adjustment for interest held before business combination (Note 4)	-	-	-	-	(12,915)	-	-	-	-	-	(12,915)	-	(12,915)
Distribution of share capital	-	-	-	-	-	-	-	-	-	-	-	(152,102)	(152,102)
Reserve for share-based compensation (Note 27)	-	-	-	-	-	5,663	-	-	-	-	5,663	193	5,856
Reallocation RG 609/12 CNV	-	-	-	-	-	-	-	-	395,249	(395,249)	-	-	-
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	6,510	6,510
Conversion of notes	-	-	-	-	-	-	-	-	-	-	-	126	126
Acquisition of additional interest in subsidiaries	-	-	-	(5,068)	-	-	-	-	-	-	(5,068)	(1,798)	(6,866)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	591	591	35	626
Balance as of June 30, 2013	578,676	123,329	793,123	(20,782)	50,776	8,258	85,140	492,441	395,249	239,328	2,745,538	385,151	3,130,689

The accompanying notes are an integral part of these Consolidated Financial Statements.

(1)
Corresponds to CNV General Resolution No. 609/12. At the next shareholder’s meeting held to review these financial statements, the shareholders shall decide whether to set up a special reserve and to ban its reversal to make distributions in cash or in kind among the company’s shareholders or owners; stating that such reserve may only be reversed to be capitalized or to absorb potential negative balances from “Retained Earnings”.

(2)	Corresponds to changes in ownership interests in subsidiaries without change of control. See details in note 4.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Acquisition of additional interest in subsidiaries (1)	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Reserves for new developments	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
Balance as of July 1st, 2011	578,676	274,387	793,123	-	-	-	57,031	391,262	656,525	2,751,004	331,609	3,082,613
Profit for the year	-	-	-	-	-	-	-	-	203,891	203,891	20,785	224,676
Other comprehensive income for the year	-	-	-	-	14,502	-	-	-	-	14,502	180	14,682
Total comprehensive income for the year	-	-	-	-	14,502	-	-	-	203,891	218,393	20,965	239,358
Appropriation of retained earnings approved by Shareholders meeting held 10.31.11	-	-	-	-	-	-	14,105	56,421	(70,526)	-	-	-
Dividends distribution – Approved by Shareholders meeting held 10.31.11 (Note 30)	-	-	-	-	-	-	-	-	(211,575)	(211,575)	-	(211,575)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(19,354)	(19,354)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	3,638	3,638	171	3,809
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	58,299	58,299
Acquisition of additional interest in subsidiaries	-	-	-	(15,714)	-	-	-	-	-	(15,714)	(537)	(16,251)
Reserve for share-based compensation (Note 27)	-	-	-	-	-	2,595	-	-	-	2,595	95	2,690
Distribution of share capital	-	-	-	-	-	-	-	-	-	-	(820)	(820)
Dividends distribution – Approved by Shareholders meeting held 05.23.12 (Note 30)								(27,900)	(71,100)	(99,000)		(99,000)
Balance as of June 30, 2012	578,676	274,387	793,123	(15,714	14,502	2,595	71,136	419,783	510,853	2,649,341	390,428	3,039,769

The accompanying notes are an integral part of these Consolidated Financial Statements.

(1)	Corresponds to changes in ownership interests in subsidiaries without change of control. See details in note 4.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.2013	06.30.2012
Operating activities:
Cash generated by operations	21	1,141,013	876,770
Income tax paid		(277,640)	(184,888)
Net cash generated by operating activities:		863,373	691,882
Investing activities:
Capital contributions in associates and joint ventures	9,10	(67,438)	(17,138)
Purchases of joint ventures	4,9	(25,899)	(46,693)
Purchases of investment properties	11	(210,456)	(110,968)
Proceeds from sale of investment properties	11	127,688	143,818
Purchases of property, plant and equipment	12	(13,415)	(12,985)
Purchases of intangible assets	14	(800)	(2,360)
Purchases of investments in financial assets		(281,950)	(180,829)
Proceeds from sale of investments in financial assets		540,509	-
Advanced payments		(15,780)	(9,924)
Acquisition of subsidiaries, net of cash acquired	4	(117,874)	-
Interest received		6,167	-
Loans granted		(41,591)	(125,729)
Dividends received		54,246	12,321
Loans repayments received from related parties		701	103,711
Net cash used in investing activities		(45,892)	(246,776)
Financing activities:
Issuance of non-convertible notes		-	295,030
Proceeds from borrowings		646,750	116,904
Repayments of borrowings		(353,689)	(419,911)
Payment of seller financing of shares		(10,910)	(23,304)
Acquisition of non-controlling interest in subsidiaries		(4,062)	(8,054)
Dividends paid	30	(239,652)	(262,724)
Capital contribution of non-controlling interest		6,510	58,299
Interest paid		(269,785)	(248,277)
Distribution of share capital		(152,102)	(820)
Loans from associates and joint ventures		70,672	-
Net cash used in financing activities		(306,268)	(492,857)
Net increase / (decrease) in cash and cash equivalents		511,213	(47,751)
Cash and cash equivalents at beginning of year	21	259,169	301,559
Foreign exchange loss on cash and cash equivalents		26,520	5,361
Cash and cash equivalents at end of year	21	796,902	259,169

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.	The Group’s business and general information

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”, “the Company”, “Us” or “the Society”) was founded in 1943 and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. See Note 2.3 and 7 for a description of the Group’s companies and segments.

The Group’s real estate business operations are conducted primarily through IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA, the Group primarily owns, manages and develops shopping centers across Argentina. The Group primarily owns, manages and develops a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, and it entered the US real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels (see Note 4). Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Consolidated Financial Statements to denote investment, development and/or trading properties activities.

The activities of the Group’s segment “Financial operations and others” is carried out mainly through Banco Hipotecario S.A. (“BHSA”), where we have a 29.77% interest (without considering treasury shares of our own). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange (“BASE”). Besides that, the Group has a 42.95% interest in Tarshop S.A (“Tarshop”) which main activities are credit card and loan origination transactions.

IRSA’s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”). APSA’s shares are listed and traded on both the BASE and the NASDAQ.

Cresud S.A.C.I.F. y A. is our ultimate parent company and is a corporation incorporated and domiciled in Argentina. The address of its registered office is 877 Moreno St., Floor 23, Autonomous City of Buenos Aires, Argentina.

These Consolidated Financial Statements have been approved for issue by the Board of Directors on September 09, 2013.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1.	Basis of preparation

(a)	Transition to IFRS

These Consolidated Financial Statements have been prepared in accordance with and in compliance with International Financial Reporting Standards (“IFRS”), issued by International Accounting Standards Board (“IASB”) and interpretations from International Financial Reporting Interpretation Committee (“CINIIF” as per its Spanish acronym) (“IFRIC” as per its English acronym and known before as the Standards Interpretation Committee “SIC” as per its English acronym). All IFRS applicable as of the date of these consolidated financial statements have been applied. Additionally, the Group has adopted certain IFRS that are not effective as of June 30, 2013, but for which early adoption is accepted. The Group adopted IFRS in the fiscal year beginning on July 1st, 2012, being its transition date July 1st, 2011. Group’s adoption of IFRS is described in Note 3.

(b)	Current and non-current classification

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications in its statement of financial position according with the operating cycle of each activity.

The operating cycle for activities related to the Group’s investment property and hotels is 12 months. Therefore, current assets and current liabilities include the assets and liabilities that are either realized or settled within 12 months from the end of the fiscal year. The operating cycle of the Group’s trading property activities depends on each specific project and a common cycle for all trading activities cannot be clearly defined. Generally, assets and liabilities related to the trading property activities are realized and settled in everal years, ranging from 2 to 3 years or in some exceptional cases even longer. As a result and for purposes of classification, the Group has assumed the operating cycle of its trading property activities to be 12 months.

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities (income tax liabilities) are presented separately from each other and from other assets and liabilities as current and non-current, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

(c)	Presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are to Argentine Pesos, and references to ‘US$’ or ‘US dollars’ are to United States dollars.

(d)	Fiscal year-end

The fiscal year begins on July 1st and ends on June 30 of the following year. The financial results are presented on a fiscal year basis.

(e)	Accounting conventions

The consolidated financial statements have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and share-based compensation at fair value.

(f)	Reporting cash flows

The Group reports cash flows from operating activities using the indirect method. Interest paid is presented within financing cash flows. Interest received is presented within investing activities. The acquisitions and disposals of investment properties are disclosed as cash flows from investing activities because this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed as cash flows from operating activities because these items are sold in the ordinary course of business.

(g)	Use of estimates

The preparation of consolidated financial statements at a certain date requires making estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major sources of uncertainty are described in Note 6.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.2.	New accounting standards

The following standards, amendments and interpretations have been issued by the IASB and IFRIC, and although they are not effective to the Group, earlier application is permitted.

Early adopted standards

IFRS 9 “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments”. The standard incorporates the first part of a three-phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement". IFRS 9 prescribes the classification and measurement of financial assets. IFRS 9 requires that financial assets are subsequently measured either ‘at amortized cost’ or ‘at fair value’, depending on whether certain conditions are met. In addition, IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the ‘at amortized cost’ category, to be ‘at fair value’ if that designation eliminates or significantly reduces measurement or recognition inconsistencies.

The prescribed category for equity instruments is at fair value through profit or loss, however, an entity may irrevocably opt for presenting all fair value changes of equity instruments not held for trading in other comprehensive income. Only in those cases, dividends received from these investments are reported in profit or loss.

In October 2010, the IASB issued further additions to IFRS 9. These bring forth the guidance for derecognizing financial instruments and most of the requirements for the classification and measurement of financial liabilities currently included within IAS 39. The additions include amortized cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change is that in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the statement of income, unless this creates an accounting mismatch. The remaining phases of the project, dealing with impairment of financial instruments and hedge accounting, have not yet been finalized.

IFRS 9, as well as its additions, shall be applied retrospectively for annual periods beginning on or after January 1, 2015. Earlier adoption is permitted. The Group has adopted IFRS 9 from July 1st, 2011, as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The Group has presented all comparative figures in accordance with IFRS 9. Financial assets and liabilities held by the Group have been assessed at the date of transition (July 1st, 2011).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

IFRS 10 “Consolidated Financial Statements”

On May 12, 2011 the IASB issued IFRS 10 “Consolidated Financial Statements” which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12 “Consolidation - Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements” and builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 is effective for annual periods beginning on or after January 1st, 2013. Earlier application is permitted. The Group has adopted the standard from July 1st, 2011.

IFRS 11 “Joint Arrangements”

On May 12, 2011 the IASB issued IFRS 11 “Joint Arrangements” which provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1st, 2011.

IFRS 12 "Disclosure of Interests in Other Entities"

On May 12, 2011 the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has adopted the standard from July 1st, 2011.

 Amendments to IAS 1 “Presentation of Financial Statements” (Disclosure requirements for other comprehensive income items)

In June 2011, the IASB issued modifications to IFRS 1. Such changes require that the Company report other comprehensive income based on that which could later be reclassified in the Statement of Income. The changes also ratify existing provisions whereby other comprehensive income and comprehensive income should be reported as a single statement or in separate statements.

These amendments are applicable for fiscal years beginning on or after July 1st, 2012. The Group adopted the standard from that date.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Standards to be adopted

IFRS 13 "Fair Value Measurement"

On May 12, 2011 the IASB issued IFRS 13 “Fair Value Measurement” which establishes a definition of fair value and a framework for its measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier application is allowed. The group has not adopted this standard early. The adoption of this standard will neither have significant impacts in the financial situation nor in results from Group’s operations.

IAS 27 (revised) “Separate financial statements”

On May 12, 2011, the IASB issued IAS 27 (revised). The revised standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The revisions are applicable for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Group has adopted the standard from July 1, 2011.

IAS 28 (revised) “Investments in Associates and Joint Ventures”

On May 12, 2011, the IASB issued IAS 28 (revised). The revised standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. The revisions are applicable for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Group has adopted the standard from July 1, 2011.

Annual Improvements to IFRS (Cycle 2009-2011)

In May, 2012 the IASB published the annual improvements to IFRS (Cycle 2009-2011), that modify IAS 16 and IAS 32. These changes introduce in all cases clarifications that the IASB deemed necessary because there was diversity or confusion in the application of certain requirements, but do not substantially modify the respective rules. Amendments are applicable for fiscal years beginning on or after January 1st, 2013. Earlier application is permitted. The adoption of these amendments will neither have significant impacts in the financial situation nor in results from Group’s operations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.3.	Scope of consolidation

(a)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group also analyzes whether there is control when it does not hold more than 50% of the voting rights of an entity, but does have capacity to define its relevant activities because of de-facto control.

There may be de-facto control where the relative size of voting rights held by the Group in an entity in relation to the size and dilution of other shareholders gives the Group power to define the relevant activities of such entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

IFRS 3 “Business combinations” allows up to 12 months finalizing the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, the Group reports provisional amounts.

The Group recognizes any non-controlling interest in the acquire on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of income as “Bargain purchase gains”.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized gains and/ or losses are also eliminated. Accounting policies of subsidiaries are changed where necessary to ensure consistency with the policies adopted by the Group. The majority of subsidiaries have the same year-end as the Group’s, however, a small number of subsidiaries have different year-ends. In these circumstances, special-purpose financial statements prepared as of June 30 of each year are used for purposes of the Group consolidation.

The Group conducts its business through several operating and holding subsidiaries. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held directly or indirectly by the Group and the proportion of ownership interests held equals to the voting rights held by the Group. The country of incorporation or registration is also their place of business. Subsidiaries are shown in alphabetical order.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

			June 30, 2013		June 30, 2012		July 1, 2011
Name of the entity	Place of business / country of incorporation	Main activities (*)	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI
Direct equity interest of IRSA:
Alafox S.A.(2)	Uruguay	Investment	-	-	100.00%	-	-	-
Alto Palermo S.A. (APSA)	Argentina	Real estate	95.68%	4.32%	95.61%	4.39%	94.89%	5.11%
Codalis S.A. (2)	Uruguay	Investment	-	-	100.00%	-	-	-
Doneldon S.A (2).	Uruguay	Investment	-	-	100.00%	-	-	-
E-Commerce Latina S.A.	Argentina	Investment	100.00%	-	100.00%	-	100.00%	-
Efanur S.A.	Uruguay	Investment	100.00%	-	100.00%	-	-	-
Hoteles Argentinos S.A.	Argentina	Hotel	80.00%	20.00%	80.00%	20.00%	80.00%	20.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	-	100.00%	-	100.00%	-
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	23.66%	76.34%	23.66%	76.34%	23.66%
Palermo Invest S.A.	Argentina	Investment	100.00%	-	100.00%	-	100.00%	-
Ritelco S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Sedelor S.A.(2)	Uruguay	Investment	-	-	100.00%	-	-	-
Solares de Santa María S.A.	Argentina	Real estate	100.00%	-	100.00%	-	100.00%	-
Tyrus S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Unicity S.A.	Argentina	Investment	100.00%	-	100.00%	-	100.00%	-
Interest indirectly held through APSA:
Apsamedia S.A.	Argentina	Consumer financing and Advertising (**)	95.68%	4.32%	95.61%	4.39%	94.89%	5.11%
Arcos del Gourmet S.A.	Argentina	Real estate	86.12%	13.88%	84.31%	15.69%	75.91%	24.09%
Conil S.A.	Argentina	Real estate	95.68%	4.32%	95.61%	4.39%	94.89%	5.11%
Emprendimiento Recoleta S.A.	Argentina	Real estate	51.36%	48.64%	51.32%	48.68%	50.94%	49.06%
Fibesa S.A.	Argentina	Real estate	95.68%	4.32%	95.61%	4.39%	94.89%	5.11%
Panamerican Mall S.A.	Argentina	Real estate	76.55%	23.45%	76.49%	23.51%	75.91%	24.09%
Shopping Neuquén S.A.	Argentina	Real estate	94.80%	5.20%	93.83%	6.17%	93.13%	6.87%
Torodur S.A.	Uruguay	Investment	95.68%	4.32%	95.61%	4.39%	94.89%	5.11%

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

			June 30, 2013		June 30, 2012		July 1, 2011
Name of the entity	Place of business / country of incorporation	Main activities (*)	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI
Interest indirectly held through Tyrus S.A.:
I Madison LLC	United States	Investment	100.00%	-	100.00%	-	100.00%	-
IRSA Development LP	United States	Investment	100.00%	-	100.00%	-	100.00%	-
IRSA International LLC	United States	Investment	100.00%	-	100.00%	-	100.00%	-
Jiwin S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Liveck S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Real Estate Investment Group LP (“REIG”)	Bermuda	Investment	64.01%	35.99%	64.01%	35.99%	64.01%	35.99%
Real Estate Investment Group II LP	Bermuda	Investment	80.54%	19.46%	80.54%	19.46%	80.54%	19.46%
Real Estate Investment Group III LP	Bermuda	Investment	81.19%	18.81%	81.19%	18.81%	81.19%	18.81%
Real Estate Investment Group IV LP	Bermuda	Investment	100.00%	-	100.00%	-	100.00%	-
Real Estate Investment Group V LP	Bermuda	Investment	100.00%	-	100.00%	-	100.00%	-
Real Estate Strategies LLC	United States	Investment	100.00%	-	100.00%	-	100.00%	-
Interest indirectly held through Efanur S.A.:
Real State Strategies LP	Bermuda	Investment	66.83%	33.17%	66.83%	33.17%	-	-

(*)	Substantially all holding companies do not have significant assets and liabilities other than their respective interest holdings in operating entities.
(**)	Consumer financing is a residual business.
(1)
The Group has consolidated the investment in Llao Llao Resorts S.A. considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process. See Note 4.

(2)	See Note 4.

Ownership interest is shown considering ultimate percentage held by the Company. Subsidiaries are either controlled directly by the Company (i.e. APSA), or indirectly by controlling the direct subsidiary, which in turn controls a first-tier subsidiary (i.e. Panamerican Mall S.A. through APSA), or lower-tier subsidiaries (i.e. REIG over which Tyrus S.A. has a 64.01% direct controlling interest).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Non-controlling interest for the years ended June 30, 2013 and 2012 are Ps. 385,151 and Ps. 390,428, respectively. The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant. In quantitative terms, the Group considers significant the investments that individually represent at least 20% of the total equity attributable to non-controlling interest in subsidiaries at the each year end. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group. In accordance with what we mentioned above, the following non-controlling interests are considered material to the Group:

	Equity attributable to NCI (in million)
Subsidiary	June 30, 2013	June 30, 2012
Rigby 183 LLC	85.3	-
Panamerican Mall S.A.	126.5	122.9

The non-controlling interests for the remaining subsidiaries with non-controlling interests aggregate Ps. 173.4 and Ps. 267.5 million as of June 30, 2013 and 2012, respectively. None of these subsidiaries have non-controlling interests which are individually considered material to the Group.

Summarized financial information on subsidiaries with material non-controlling interests and other information are included in Note 8.

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gain or loss on disposals to non-controlling interests are also recorded in equity.

(c)	Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured at its fair value at the date when control is lost, with changes in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

(d)	Associates

Associates are all entities over which the Group has significant influence but not control, representing an interest between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the statement of income, and its share of post- acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivable, the Group recognizes such losses until the carrying amount of the associate reduces to zero, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to ‘Share of profit / (loss) of an associate and joint ventures’ in the statement of income.

Profits and losses resulting from upstream and downstream transactions between the Group and its associate are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group takes into account both quantitative and qualitative aspects in order to determine which interests in associates are considered significant. In quantitative terms, the Group considers significant the entities that individually represent at least 20% of the total investment in associates in the statement of financial position at the each year end. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

Summarized financial information and other information for associates are included in Note 10.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

(e)	Joint arrangements

Joint arrangements are arrangements of which the Group and other party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint ventures or joint operations depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in other comprehensive income in the income statements and in other comprehensive income respectively.

When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

The Group determines at each reporting date whether there is any objective evidence that the investment in the joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount adjacent to ‘share of profit / (loss) of an associate and joint venture’ in the statement of income.
Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

The Group takes into account both quantitative and qualitative aspects in order to determine which interests in joint ventures are considered significant. In quantitative terms, the Group considers significant the entities that individually represent at least 20% of the total investment in joint ventures in the statement of financial position at the each year end. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

Summarized financial information and other information for significant joint ventures are included in Note 9.

2.4.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM is responsible for allocating resources and assessing performance of the operating segments. The operating segments are included in Note 7.

2.5.	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Argentine Pesos, which is the Group’s presentation currency.

(b)	Transactions and balances in foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of income within finance income and finance costs, as appropriate, unless they are capitalized as explained in Note 2.21..

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

(c)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that financial position;
(ii) Income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
(iii) All resulting exchange differences are recognized in the statement of comprehensive income.

On the disposal of a foreign operation (that is, a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation) all of the exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss.

In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

2.6.	Investment properties

Investment properties are those properties owned by the Group that are held either to earn long-term rental income or for capital appreciation, or both, and that is not occupied by the companies in the consolidated Group. Properties occupied by associates or joint ventures are accounted for as investment properties in the consolidated financial statements. Investment property also includes property that is being constructed or developed for future use as investment property. The Group also classifies land whose future use has not been determined yet as investment properties.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Where a property is partially occupied by the Group, with the rest being held for rental income or capital appreciation, the Group accounts for the portions separately. The portion that is occupied by the Group is accounted for as property, plant and equipment under IAS 16 “Property, Plant and Equipment” and the portion that is held for rental income or capital appreciation, or both, is treated as investment properties under IAS 40 “Investment Properties”.

The Group’s investment properties primarily comprise the Group’s portfolio of shopping centers and offices, certain property under development and undeveloped land.

Investment properties are measured initially at cost. Cost comprises the purchase price and directly attributable expenditures, such as legal fees, certain direct taxes, commissions and in the case of properties under construction, the capitalization of financial costs.

Where the Group makes payments to third-party agents for services in connection with negotiating lease contracts with the Group’s lessees, these letting fees are capitalized within the carrying amount of the related investment property and amortized over the lease term.

Borrowing costs associated with properties under development or undergoing major refurbishment are capitalized. The finance cost capitalized is calculated using the Group’s weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Finance cost is capitalized as from the commencement of the development work until the date of practical completion. The capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Finance cost is also capitalized on the purchase cost of land or property acquired specifically for redevelopment in the short term but only where activities necessary to prepare the asset for redevelopment are in progress.

The Group has adopted the cost model for all of its investment properties. Therefore, at the date of each statement of financial position, investment properties are carried at amortized cost, less impairment losses, if any. Under the cost model, an investment property is impaired if its carrying amount exceeds its recoverable amount. Where individual components of an item of investment property have different useful lives, they are accounted for as separate items, which are depreciated separately. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

These costs may include the cost of improving or replacing parts that are eligible for capitalization. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged as incurred in the statement of income.

If an investment property becomes occupied by the Group, it is reclassified as property, plant and equipment at the commencement of such occupation. An item of property occupied by the Group is reclassified to investment property when its use has changed and occupation by the Company ceases. Where an investment property undergoes a change in use, evidenced by commencement of development with a view to sale, the property is transferred to trading properties.

Transfers in and out of the respective categories as described above do not change the carrying amount of the properties transferred, and they do not change the cost of the properties for measurement or disclosure purposes.

Land and property under constructions are not depreciated. Depreciation of the remaining investment properties is calculated, based on a component approach, using the straight-line method over the estimated useful life of each component, as follows:

Shopping center portfolio	Between 10 and 29 years
office and other rental properties	Between 9 and 25 years

As of each year-end an impairment test is performed on the recoverable value and/or residual useful life of assets. Should there be any indication of impairment, the recoverable amount and/or residual useful life of impaired asset(s) is computed, and an impairment adjustment is made, if applicable. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at least at each financial year-end.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (See Note 2.10.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Asset transfers, whether assets classified under investments properties are reclassified under other items or vice-versa, may only be carried out where there is a change of use evidenced by: a) commencement of occupation of real property by the owner, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of owner occupation, where it is transferred from property, plant and equipment to investment property; or d) commencement of an operating lease transactions with a third party, where property for sale is transferred to investment property.

The Group may sell its investment property when it considers that such property no longer forms part of the lease business. Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. Gains or losses on disposals or retirements of investment properties are determined by comparing the net disposal proceeds and their carrying amounts at the date of disposal. The gains or losses are recognized in the statements of income and disclosed separately under the line item “Gain from disposal of investment property”. Proceeds from the sale of such property are accounted for when the material risks and benefits have been transferred to the purchaser. As for unconditional agreements, proceeds are accounted for generally when title to property passes to the buyer and the buyer intends to make the respective payment therefor. In the case of conditional agreements, the sale is accounted for where such conditions have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method.

2.7.           Property, plant and equipment

This category primarily comprises buildings or portions of a building used for administrative purposes, machines, computers, and other equipment, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

The Group has also several hotel properties. Based on the respective contractual arrangements with hotel managers, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under property, plant and equipment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

All property, plant and equipment (“PPE”) are stated at historical cost less depreciation and accumulated impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Borrowing costs incurred for the purpose of acquiring, constructing or producing a qualifying PPE are capitalized as part of its cost. A qualifying PPE is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs are capitalized during the period of construction or production of the eligible asset; such capitalization ceases once the necessary activities for the asset to have the intended use have been completed, or else capitalization is suspended while construction activity is suspended.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized. The carrying amount of those parts that are replaced is derecognized. Repairs and maintenance are charged as incurred in the statement of income. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives, as follows:

Hotels buildings and facilities	Between 14 and 24 years
Other buildings and facilities	Between 20 and 50 years
Furniture and fixtures	Between 3 and 10 years
Machinery and equipment	10 years
Vehicles	5 years
Others	3 years

As of each year-end an impairment test is performed on the recoverable value and/or residual useful life of assets. Should there be any indication of impairment, the recoverable amount and/or residual useful life of impaired asset(s) is computed, and an impairment adjustment is made, if applicable. On the balance sheet date, the residual useful life of assets is estimated and adjusted, if necessary.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount (See Note 2.10.).

Gains from the sale of these assets are recognized when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Gains and losses on disposals are determined by comparing the proceeds net of direct expenses related to such sales, with the carrying amount as of the date of each transaction. Gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the income statement.

2.8.	Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement.

A Group company is the lessor:

Properties leased out to tenants under operating leases are included in “Investment properties” in the statement of financial position. See Note 2.27 for the recognition of rental income. The Group does not have any assets leased out under finance leases.

A Group company is the lessee:

Operating lease – leases in which substantially all risks and rewards of ownership are retained by another party, the lessor, are classified as operating leases. Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-lines basis over the period of the lease.

Significant leases where the Group acts as lessee under operating leases mainly include principal offices.

Finance lease – leases of assets (especially computer equipment) where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the property and the present value of the minimum lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Liabilities corresponding to finance leases, measured at discounted value, are included in current and non-current borrowings.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.9.	Intangible assets

(a)	Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is initially measured as the difference between the fair value of the consideration transferred, plus the amount of non-controlling interest in the acquisition and, in business combinations achieved in stages, the acquisition-date fair value of the previously held equity interest in the acquisition and the net fair value of the identifiable assets and liabilities assumed on the acquisition date.

At acquisition goodwill is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing (see Note 2.10.). Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” in the statement of financial position.

Goodwill may also arise upon investments in associates and joint ventures, being the surplus of the cost of investment over the Group’s share of the fair value of the net identifiable assets. Such goodwill is recorded within investments in associates or joint ventures.

Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment.

(b)	Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of 3 years.

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software product so that it will be available for use; (ii) management intends to complete the software product and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it can be demonstrated how the software product will generate probable future economic benefits; (v) adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and (vi) the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of relevant overheads.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Computer software development costs recognized as assets are amortized over their estimated useful lives, which does not exceed 3 years.

(c)	Rights of use

The Group acquired certain rights to exploit land and facilities for a determined period. These rights primarily comprise the right to exploit the land and attached buildings and facilities known as Arcos del Gourmet (“Arcos”).

The Arcos land and attached facilities is owned by the Administration of Railway Infrastructure (“ADIF”), a governmental agency created for the management of certain state property, particularly assets pertaining to the railway system. The Arcos (or “Arches”) are the old warehouse and adjacent spaces below the tracks of the San Martin railway lines. The Group intends to develop an open air shopping project comprising shops, restaurants, cultural spaces and other facilities. The right was acquired as part of the Arcos acquisition and is carried at acquisition cost less accumulated amortization. Amortization is calculated using the straight-line method over the period in which the economic benefits from the use of the asset. The right of use of Arcos will start to accrue economic benefits once construction works are completed. The Group must pay ADIF a fee on a monthly basis.

2.10.           Impairment of assets

(a)	Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units (“CGU”). In order to determine whether any impairment loss should be recognized, the book value of CGU or CGU groups is compared against its recoverable value. Net book value of CGU and CGU groups include goodwill and assets with limited useful life (such as, investment properties, property, plant and equipment, intangible assets and working capital net).

If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are not reversed in a subsequent period.

Recoverable amount of a CGU is the higher of fair value less costs-to-sell and value-in-use. The fair value is the amount at which a cash-generating unit may be sold in a current transaction between unrelated, willing and duly informed parties. Value-in-use is the present value of all estimated future cash flows expected to be derived from CGU or CGU groups.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

(b) Property, plant and equipment, investment property and finite-life intangible assets

At the date of each statements of financial position, the Group reviews the carrying amounts of its property, plant and equipment, investment property and finite-life intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the CGU to which the asset belongs.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the statements of income.

Assets or CGU that have suffered an impairment loss are revised as of each balance sheet date to assess a potential reversal of such impairment. The impairment loss recognized in prior fiscal years may only be reversed if there has been a change in the estimates used to assess the recoverable value of assets or the CGU since the recognition of the impairment loss.

Where an impairment loss subsequently reverses the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in the statements of income.

2.11.	Trading properties

Trading properties comprises those properties either intended for sale or in the process of construction for sale. Trading properties are carried at the lower of cost and net realizable value. Where there is a change in use of investment properties evidenced by the commencement of development with a view to sale, the properties are reclassified as trading properties at their cost, which is the carrying value at the date of change in use. They are subsequently carried at the lower of cost and net realizable value.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the trading properties to their present location and condition.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Borrowing costs incurred for the purpose of acquiring, constructing or producing a qualifying trading property are capitalized as part of its cost. A qualifying trading property is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs are capitalized while acquisition, construction or production is actively underway and cease once the asset is substantially complete or suspended if the development of the asset is suspended.

Net realizable value is the estimated selling price in the ordinary course of business less costs to complete redevelopment and selling expenses. If the net realizable value is lower than the carrying amount, a write-down is recognized for the amount by which the carrying amount exceeds its net realizable value. Write-downs are reversed when circumstances that caused the write-down cease to exist, or when net realizable value increases.

2.12.	Inventories

Inventories primarily comprise inventories from hotel properties and other supplies and materials required to offer different services.

Consumable supplies and inventories from hotel operations and the rest of materials and assets classified in this category are measured at the lower of cost or net realizable value. The cost of consumable supplies, materials and other assets is determined using the weighted average cost method, whereas the cost of the hotel inventories is determined using the first in, first out (FIFO) method.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories and materials are initially recognized at cash price, and the difference being charged as finance cost.

2.13.	Financial instruments

(a)	Classification

The Group has adopted IFRS 9 in advance as well as the related consequential amendments to other IFRSs, because this new accounting policy provides reliable and more relevant information for users to assess the amounts, timing and uncertainty of future cash flows.

Accordingly, the Group classifies its financial assets in the following categories: those to be measured subsequently at fair value and those to be measured at amortized cost. This classification depends on whether the financial asset is an equity investment or a debt.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Debt investments

(i) Financial assets at amortized cost

A debt investment is classified as “amortized cost” only if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in the debt investment are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

As of June 30, 2013 and 2012, the Group’s financial assets at amortized cost comprise items of cash, trade and other receivables and investments in financial assets.

(ii) Financial assets at fair value through profit or loss

If either of the two criteria above is not met, the debt instrument is classified as “fair value through profit or loss”. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch.

Changes in fair values and gains from disposal of financial assets at fair value through profit or loss (except for the derivative financial instruments mentioned in Note 2.14) are recorded within “Financial results, net” in the statements of income.

As of June 30, 2013 and 2012, the Group’s financial assets at fair value through profit or loss comprise derivative financial instruments, mutual funds, mortgage bonds, government bonds, public companies and interest in Reciprocal Guarantee Companies (“SGR”).

Equity investments

All equity investments, which are not subsidiaries associate companies and joint venture of the Group, are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss.

The Group decided to recognize changes in fair value of equity investments through changes in profit or loss.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Changes in fair values and gains from disposal of equity investments at fair value through profit or loss and dividends income are recorded within “Financial results, net” in the statements of income.

(b)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value though profit or loss are expensed in the income statement.

In general, the Group uses the transaction price to ascertain the fair value of a financial instrument on initial recognition. In the other cases, the Group records a gain or loss on initial recognition only if the fair value of the financial instrument can be supported by other comparable transactions observable in the market for the same type of instrument or if based on a technical valuation that only inputs observable market data. Unrecognized gains or losses on initial recognition of a financial asset are recognized later on, only to the extent they arise from a change in factors (including time) that market participants would consider upon setting the price.

Gains/losses on debt instruments measured at amortized cost and not identified for hedging purposes are charged to income where the financial assets are derecognized or an impairment loss is recognized and during the amortization process under the effective interest method.

All equity investments, which are not subsidiaries, associate companies and joint venture of the Group, are measured at fair value.

The Group is required to reclassify all affected debt investments when and only when its business model for managing those assets changes.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

(c)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) the can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statements of income. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated statements of income.

(d)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.14.	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group manages exposures to various risks using hedging instruments that provide the appropriate economic outcome. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used commodity future contracts, put and call options, foreign exchange contracts and interest rate swaps as deemed appropriate.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. To date the Group has not applied hedge accounting to any of its derivative financial instruments. Trading derivatives are classified as a current asset or liability on the statements of financial position. Gains and losses on other derivatives are classified within “Financial results, net”, in the statement of income.

The fair values of financial instruments that are traded in active markets are computed by reference to market prices. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

2.15.	Foreign-currency convertible debt

Foreign currency denominated convertible debt that is settled by delivering a fixed number of the issuing entity own equity instruments in exchange for a fixed amount of foreign currency fails the fixed-for-fixed requirement. Accordingly, the Group classifies the entire instrument as a financial liability in accordance with IAS 32 “Financial Instruments: Presentation” and subjects its recognition and measurement to the IFRS 9 “Financial instruments” provisions. The conversion option is an embedded derivative that is not clearly and closely related to the debt host instrument because the risks inherent in the derivative (equity risk) and the host are dissimilar. Therefore, the conversion option has been separated and classified as a derivative liability. The carrying value of the debt host contract at initial recognition is the difference between the consideration received and the fair value of the embedded derivative. The host foreign-currency debt is subsequently re-measured at amortized cost using the effective interest rate method and then translated at each reporting date using the closing exchange rate. Changes in the fair value of the embedded derivative are recognized in profit or loss for the period in which they arise under the line item “Financial results, net”.

2.16.	Restricted assets

This item is comprised by cash in escrow directly associated with the return of escrow accounts and tax payments related to the office building for rental located at Madison Ave. 183, New York, U.S. According to the IFRS 9, these escrow accounts are to be accounted for as financial assets, and are initially recognized at fair value and then, at amortized cost.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.17.	Trade and other receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

An allowance for bad debts is recorded where there is objective evidence that the Group may not be able to collect all receivables within their original payment term. Indicators of bad debts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankruptcy, or any event of default or past due account.

In the case of larger non-homogeneous receivables, the impairment provision is calculated on an individual basis. When assessed individually, the Group records an provision for impairment which amounts to the difference between the value of the discounted expected future cash flows of the receivable  and its carrying amount, taking into account the existing collateral, if any. This provision takes into consideration the financial situation of the debtor, the resources, payment track-record and, if applicable, the value of collateral.

The Group collectively evaluates for impairment smaller-balance homogeneous receivables, which are grouped on the basis of similar risk characteristics, taking into account asset type, collateral type, past-due status and other relevant factors. The Group applies allowance factors, which in the judgment of management represent the expected losses over the life of the receivables. In determining those factors, the Group considers the following: (i) delinquencies and overall risk ratings, (ii) loss history and the general behavior of clients, (iii) trends in volume and terms of receivables, (iv) the experience and depth of the debtors’ management, (v) national and local economic trends, (vi) concentrations of credit by individual credit size and by class of receivable, and (vii) the effect of other external factors.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of a provision account, and the amount of the loss is recognized in the statements of income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the statements of income.

2.18.	Trade and other payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.19.	Tenant deposits

The Group generally obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposits generally equivalent to one month of lease rentals. Such deposits are treated as both a financial assets and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (refer to Note 2.27 for the recognition of rental income). The deposits are subsequently measured at amortized cost.

2.20.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

2.21.	Borrowings costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

The Group capitalizes borrowing costs on qualifying investment properties, property, plant and equipment and trading properties.

2.22.           Provisions

Provisions are recognized when: (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are not recognized for future operating losses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized in the statements of income.

2.23.           Employee benefits

(a)	Pension obligations

The Group operates a defined contribution plan. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they are incurred.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(c)	Bonus plans

The Group recognizes a liability and an expense for bonuses based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.24.	Share-based payments

The Group operates an equity incentive plan, under which certain selected employees, directors and top management of the Company, APSA and CRESUD have a right to receive shares of their respective employer companies, although they must remain with the employer entity for a certain period of time.

The fair value of the equity settled awards is measured at the date of grant. Management measures the fair value using the valuation technique that it considers to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations.

The fair value of the share-based payment is expensed and charged to income under the straight-line method over the vesting period in which the right to the equity instrument becomes irrevocable (“vesting period”); such value shall be based on the best available estimate of the number of equity instruments expected to vest. Such estimate shall be revised provided subsequent information available indicates that the number of equity instruments expected to vest differs from original estimates.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately in the statement of income. Any payment made by a counterparty due to cancellation of share-based payment shall be accounted for as a repurchase of equity instruments (that is, it is deducted from shareholders’ equity) unless the payment exceeds the fair value of the repurchased equity instruments valued on the repurchase date. The excess, if any, shall be accounted for as an expense.

2.25.           Current and deferred income tax

Tax expense for the year comprises the charge for tax currently payable and deferred income. Income tax is recognized in the statements of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statements of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statements of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the statements of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Entities in Argentina are subject to the Minimum Presumed Income Tax (“MPIT”). Pursuant to this tax regime, an entity is required to pay the greater of the income tax or the MPIT. The MPIT provision is calculated on an individual entity basis at the statutory asset tax rate of 1% and is based upon the taxable assets of each company as of the end of the year, as defined by Argentine law. Any excess of the MPIT over the income tax may be carried forward and recognized as a tax credit against future income taxes payable over a 10-year period. When the Group assesses that it is probable that it will use the MPIT payment against future taxable income tax charges within the applicable 10-year period, recognizes the MPIT as a current or non-current receivable, as applicable, within “Trade and other receivables” in the statements of financial position.

2.26.           Cash and cash equivalents

In the consolidated statements of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Do not include bank overdrafts.

2.27.           Revenue recognition

The Group is engaged in diverse operations primarily including; investment and development properties and hotel operations. Revenue is measured at the fair value of the consideration received or receivable.

Revenue derived from the sale of property is recognized when: (a) material risks and benefits derived from title to property have been transferred; (b) the company does not retain any management function on the assets sold nor does it have any control whatsoever on such assets; (c) the amount of revenues and costs associated to the transaction may be measured on a reliable basis; and (d) the company is expected to accrue the economic benefits associated to the transaction.

Revenue derived from the provision of services is recognized when: (a) the amount of revenue and costs associated to services may be measured on a reliable basis; (b) the company is expected to accrue the economic benefits associated to the transaction, and (c) the level of completion of services may be measured on a reliable basis.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Investment property activities:

•	Shopping centers portfolio

Revenues derived from business activities developed in the Group’s shopping centers mainly include rental income under operating leases, admission rights, commissions and revenue from several services provided to the Group’s lessees.

All lease agreements in Argentina are cancelable pursuant to Argentine Law 23,091 “Law of Urban Real Estate” as amended by Law 24,808. Under the law, a lease is not cancelable within the first six months of the agreement, but provides that after that initial non-cancelable period, tenants may rescind agreements at any time upon giving prior written notice to lessors. The Law establishes that payments in connection with a rescission of the lease agreement to be made to the lessor are equivalent to one-and-a-half month’s rent if rescinded during the first year of the lease and one month’s rent if rescinded after the first year of the lease.

The Group analyzed the definition of the lease term in IAS 17, which  provides that a non-cancelable lease is a lease that is cancelable only (a) upon the occurrence of some remote contingency, (b) with the permission of the lessor, (c) if the lessee enters into a new lease with the same lessor or (d) upon payment by the lessee of such an additional amount that, at inception of the lease, continuation of the lease is reasonably certain.

The Group has determined that, in all operating leases, the lease term for accounting purposes matches the term of the contract. The Group concluded that, even though a lease is cancelable under the law, tenants would incur significant “economic penalties” if the leases are terminated prior to expiry. The Group considered that these economic penalties are of such amount that continuation of the lease contracts by tenants appears to be reasonably certain at the inception of the respective agreements. The Group reached this conclusion based on factors such as:  (i) the strategic geographical location and accessibility to customers of the Group’s investment properties; (ii) the nature and tenure of tenants (mostly well-known local and international retail chains); (iii) limited availability of identical revenue-producing space in the areas where the Group’s investment properties are located; (iv) the tenants’ brand image and other competitive considerations; (v) tenants’ significant expenses incurred in renovation, maintenance and improvements on the leased space to fit their own image; and (vi) the majority of the Group’s tenants only have stores in shopping centers with a few or none street stores.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Lessees of shopping centers are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Supplementary Rent”), which generally ranges between 4% and 10% of gross sales. Moreover, in accordance with agreements entered into for most locations, the Base Rent is subject to scheduled increases, typically between 7% and 24% per year over the term of the lease.

In addition, some lease contracts include provisions that set forth variable rent based on specific volumes of sales and other types of ratios.

Rental income from shopping center properties leased out under operating leases is recognized in the statements of income statement on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent reviews are recognized when such reviews have been agreed with tenants.

Tenants in the Group’s shopping centers are also generally charged a non-refundable admission right upon entering a lease contract or renewing an existing one. Admission rights are treated as additional rental income and recognized in the statements of income under a straight-line basis over the term of the respective lease agreement.

The Group acts as its own leasing agent for arranging and closing lease agreements in its shopping center properties and consequently earns letting fees. Letting fees are paid by tenants upon the successful closing of an agreement. A transaction is considered successfully concluded when both parties have signed the related lease contract. Letting fees received by the Group are treated as additional rental income and are recognized in the statements of income on a straight-line basis over the term of the lease agreements.

Lease contracts also provide that common area maintenance charges of the Group’s shopping centers are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance charges include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping centers. The lessor is responsible for determining the need and suitability of incurring a common area expense. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group has assessed the substance of the transactions and concluded that the Group is acting as a principal since it has exposure to the significant risks and rewards associated with the rendering of services.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

Under the lease contracts entered into, lessees also agree to participate in collective promotion funds (“FPC”) to be used in advertising and promoting the Group’s shopping centers. Each lessee’s participation is generally calculated as a percentage of the monthly rent accrued. Revenue so derived is also included under rental income and services segregated from advertising and promotion expenses. Such expenses are charged to income when incurred.

On the other hand, revenue includes income from managed operations and other services such as car parking lots. Those revenues are recognized on an accrual basis as services are provided.

•	Office and other rental properties portfolio

Rental income from office and other rental properties include rental income from office leased out under operating leases, income for services and expenses recovery paid by tenant.

Rental income from office and other rental properties leased out under operating leases is recognized in the income statements on a straight-line basis over the term of the leases (‘rent averaging’). When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, are recorded as income in the periods in which they are collected. Rent reviews are recognized when such reviews have been agreed with tenants.

A substantial portion of the Group’s leases require the tenant to reimburse the Group for a substancial porcion of operating expenses, usually a proportionate share of the allocable operating expenses. Such property operating expenses includes necessary expenses such as property operating, repairs and maintenance, security, janitorial, insurance, landscaping, leased properties and other administrative expenses, among others. The Group acts as the management of rent properties. The Group makes the original payment for these expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. The Group accrues reimbursements from tenants as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

•	Development property activities:

Revenue primarily comprises the proceeds from the sale of trading properties. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts (except where payment or completion is expected to occur significantly after exchange). For conditional exchanges, sales are recognized when these conditions are satisfied.

The Group applies IFRIC 15 “Agreements for the Construction of Real Estate”. IFRIC 15 gives guidance as to which standard applies when accounting for the construction of real estate; that is IAS 11 “Construction Contracts” or IAS 18 “Revenue”. IFRIC 15 interprets that an agreement meets the definition of a construction contract under IAS 11 when the buyer is able to specify the major structural elements of the design of the property either before or during construction. Furthermore, IFRIC 15 interprets that an agreement is for the sale of goods under IAS 18 when construction takes place independently of the agreement and the buyer has only a limited ability to influence the design. The Group has assessed the nature of its agreements and determined that they are within the scope of IAS 18. As a result, the Group recognizes revenue from the sale of open market private homes and commercial units entirely at the point of legal completion in accordance with IAS 18.

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land. Sometimes, the Group also receives monetary assets (i.e. cash) as part of the transactions. The legal title together with all risks and rewards of ownership to the land is transferred to the developer upon sale. The Group generally requires the developer to issue surety insurances or to mortgage the land in favor of the Group as performance guarantee. In the event the developer does not fulfill its obligations, the Group forecloses the land through the execution of the mortgage or the surety insurances, together with a cash penalty.

The Group determines that its barter transactions have commercial substance and that the conditions for revenue recognition on the transfer of land are met at the time the transaction takes place. Revenue is then recognized at the fair value of the goods delivered, adjusted by the amount of cash received, if any. In exchange for the land given up, the Group receives cash, if any, and an in-kind receivable. That in-kind receivable is initially recognized at fair value and is not subsequently remeasured. The in-kind receivable is classified as trading property in the statements of financial position.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

The Group may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when the significant risks and rewards are transferred to the buyer. This will normally take place when the title deeds are transferred to the homebuyer.

On the other hand, the Group may market the residential apartments during construction or even before construction commences. In these situations, homebuyers generally surrenders a downpayment to the Group with the remaining amount being paid when the developer completes the property and transfers it to the Group, and the Group in turn transfers it to the buyer. In these cases, revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, the Group is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. The Group may then seek legal remedy against the developer for non-performance of its obligations under the agreement. The Group exercised judgment and considers that the most significant risk associated with the asset the Group holds (i.e. the right to receive the apartments) consisting of the unfulfillment of the developer's obligations (i.e. to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

•	Hotel operations of the Group

Revenue from hotel operations primarily comprises room accommodation, catering and other services. Revenue from product sales are recognized when the product is delivered and the significant risks and rewards of ownership are transferred to the buyer. Revenues from sales of services are recognized when the service is rendered. All other revenues are recognized on an accruals basis.

2.28.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When any Group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

2.29.	Earnings per share

Basic profit / (loss) per share is calculated by dividing the net profit / (loss) for the year attributable to equity holders of the parent by the weighted average number of common shares outstanding during the year. Diluted net profit / (loss) per share is computed by dividing the net profit / (loss) for the year by the weighted average number of common shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

In computing diluted profit / (loss) per share, income available to common shareholders used in the basic profit / (loss) per share calculation is adjusted to add back the after-tax amount of interest recognized in the year with respect to any debt convertible to common stock. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted profit / (loss) per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted profit / (loss) per share excludes potential common shares if their effect is anti-dilutive. See Note 37 for details.

2.30.           Dividend distribution

Cash dividend distribution to the Group’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved.

As indicated in Note 30, the Group has been refunded dividends deposited with the Caja de Valores. Such amounts have been recorded either under Retained Earnings, if already forfeited or under Trade and other payables, if not forfeited.

2.31.           Dividends income

Dividends earned are recorded when declared.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”)

3.1.           Basis of preparation

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”, as per its Spanish acronym), which adopt the IFRS, issued by the IASB, for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Group is required to adopt IFRS as from the fiscal year beginning July 1, 2012, being these financial statements the first annual financial statements prepared under those standards.

Consequently, The Group’s transition date for the adoption of IFRS as defined by IFRS 1,” First time adoption of International Financial Reporting Standards”, is July 1, 2011.

These Consolidated Financial Statements for the fiscal year ended June 30, 2013, were prepared in accordance with IFRS, including the mentioned IFRS 1.

The consolidated financial statements of the Group were prepared in accordance with the Argentine accounting standards (“Argentine GAAP”) in force, which differ from IFRS in some significant aspects. To prepare these Consolidated Financial Statements, the Management of the Company has modified certain valuation and presentation accounting policies that were previously applied under Argentine GAAP in order to comply with the IFRS.

Comparative figures and figures as of the transition date (July 1st, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of shareholders’ equity figures of consolidated financial statements prepared in accordance with the Argentine GAAP on the transition date (July 1st, 2011) and on the adoption date (June 30, 2012) and the statements of income and other comprehensive income figures for the fiscal year ended June 30, 2012 and those presented in accordance with the IFRS in these consolidated financial statements, as well as the effects of the adjustments to cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions No. 8 and 9 of the Argentine Federation of Professional Councils of Economic Science (as per its Spanish acronym , “FACPCE”), and Resolutions of the CNV. IAS 1 “Presentation of Financial Statements” requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to IFRS has resulted in the Group changing the format of its statement of income, statement of financial position and statement of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

3.2.	Initial elections upon adoption of IFRS

IFRS exemption options

As a general rule, the Group is required to establish its IFRS accounting policies for the year ended June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions afforded by IFRS 1 “First-time adoption of International Financial Reporting Standards” as further described below:

Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, “Business combinations”, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Group elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Group elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

Exemption for deemed cost

Under Argentine GAAP the Group’s financial statements were prepared in constant currency units recognizing the effects of inflation up to August 31, 1995. As from this date financial statements as of December 31, 2001 were no longer restated.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As from January 1st, 2002 effects for inflation restarted to be recognized. In conformity with Resolution No. 441/03 issued by Argentine Securities Commission, the Group discontinued the restatement of financial statements as from March 1, 2003. IFRS 1 allows previous GAAP reevaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. The inflation adjustment made by the Group under Argentine Accounting Standards in force  meets the criteria set forth by IFRS 1 to be treated as a restatement as per prior applicable standard. As a result the Group elected to measure certain items of property, plant and equipment and investment properties at price-adjusted historical values as of July 1, 2011.

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Group adopted a cost-based policy for all of its assets. As such, the Group used the fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment properties and property, plant and equipment (primarily shopping centers, office buildings and hotels) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16 “Property, plant and equipment”.

Exemption for accumulated exchange differences

The IFRS 1 allows accumulated exchange differences to be reset to zero on the transition date, thus avoiding the determination of accumulated exchange differences pursuant to IAS 21 “Effects of changes in foreign exchange rates” from the moment a subsidiary or associate was created or acquired. The Group chose to reset all accumulated exchange differences to zero on the transition date.

Exemption for compound financial instruments

IFRS 1 provides that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Group elected not to restate convertible debt instruments that were not outstanding at the date of transition.

Exemption for borrowing costs

IFRS 1 has been amended to permit first-time adopters not to restate borrowing costs capitalized at transition date under previous GAAP. The Group elected to apply the provisions of IAS 23 (revised) “Borrowing costs” prospectively from the date of transition.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exemption for assets and liabilities of subsidiaries

In accordance with IFRS 1, if a parent company adopts IFRS subsequent to its subsidiary, associate or joint venture adopting IFRS, the assets and liabilities of the subsidiary, associate or joint venture are to be included in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture, adjusted to reflect changes for the Group’s accounting policies upon consolidation, as applicable. The Group’s associates, Tarshop S.A. and Banco Hipotecario S.A., adopted IFRS in December 31, 2011

The group has not used other optional exemptions of IFRS 1.

IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Argentine GAAP to IFRS.

Exception for estimates

IFRS estimates as of July 1st, 2011 are consistent with the estimates as at the same date made in conformity with Argentine GAAP. Therefore the estimates made by the Group under previous GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Exception for non-controlling interests

IFRS 1 establishes that an entity must apply the requirements IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under Argentine GAAP, the Group accounted for acquisitions of non-controlling interests that did not result in change of control as business combinations. Furthermore, under Argentine GAAP, the Group accounted for disposals of non-controlling interests based on its cost at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income. The Group did not restate these acquisitions prior to transition date.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS 1 establishes that an entity must apply the requirements of IFRS 10 for accounting for a loss of control over a subsidiary prospectively. Under Argentine GAAP, the Group recognized any non-controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Group.

3.3.	Reconciliations of Argentine GAAP to IFRS

In accordance with the requirements of Technical Resolution No. 26 and 29 of the FACPCE, set out below are the reconciliations of shareholders’ equity from Argentine GAAP to IFRS at June 30, 2012 and July 1, 2011, and the reconciliations of income, other comprehensive income and cash flows for the year ended June 30, 2012. The reconciliations included below were prepared based on the IFRS standards that are applicable for the Group for these financial statements.

The first reconciliation provides the impact on equity of the transition as of July 1st, 2011 and June 30, 2012 (Note 3.3.1). The second reconciliation provides the impact on net income for the year ended June 30, 2012 (Note 3.3.1.). The third reconciliation provides the impact on other comprehensive income for the year ended June 30, 2012 (Note 3.3.1.). The following reconciliations provide details of the impact of the transition on:

•	Statement of financial position as of July 1st, 2011 (Note 3.3.2.)
•	Statement of financial position as of June 30, 2012 (Note 3.3.3.)
•	Statement of income for the fiscal year ended June 30, 2012 (Note 3.3.4.)
•	Statement of comprehensive income for the fiscal year ended June 30, 2012 (Note 3.3.5.)
•	Statement of cash flow for the fiscal year ended June 30, 2012 (Note 3.3.6.)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.1.           Summary of equity

	Ref. 3.3.10.	07.01.11	06.30.12
Total shareholders’ equity under Argentine GAAP attributable to IRSA		2,313,687	2,335,279
Revenue recognition – “scheduled rent increases”	(B)	51,991	78,479
Revenue recognition – “letting fees”	(C)	(35,447)	(44,446)
Trading property	(D)	(29,315)	(18,946)
Pre-operating and organization expenses	(E)	(22,002)	(22,083)
Goodwill	(F,G)	425,839	406,526
Non-current investments – financial assets	(H)	151,411	138,204
Initial direct costs on operating leases	(I)	698	946
Tenant deposits	(J)	114	329
Impairment of financial assets	(K)	(2,088)	(519)
Present value accounting – tax credits	(L)	11,231	5,917
Investment properties	(M)	-	-
Investments in associates	(N)	(56,224)	(152,163)
Investments in joint ventures	(O)	(16,716)	(11,219)
Acquisition of non-controlling interest	(P)	-	(15,178)
Amortization of borrowing costs	(Q)	110	123
Deferred income tax	(S)	(15,748)	(24,409)
Non-controlling interest on adjustments above	(T)	(26,537)	(27,499)
Subtotal shareholders’ equity under IFRS attributable to IRSA		2,751,004	2,649,341
Non-controlling interest		331,609	390,428
Total shareholders’ equity under IFRS		3,082,613	3,039,769

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.1.           Summary of profit net

		06.30.12
Profit under Argentine GAAP attributable to IRSA	Ref. 3.3.10.	280,081
Revenue recognition – “scheduled rent increases”	(B)	26,488
Revenue recognition – “letting fees”	(C)	(8,999)
Trading properties	(D)	10,369
Pre-operating and organization expenses	(E)	(81)
Goodwill	(F,G)	(19,398)
Non-current investments – financial assets	(H)	(13,207)
Initial direct costs on operating leases	(I)	248
Tenant deposits	(J)	215
Impairment of financial assets	(K)	1,569
Present value accounting – tax credits	(L)	(5,314)
Investment properties	(M)	-
Investments in associates	(N)	(89,857)
Investments in joint ventures	(O)	5,497
Acquisition of non-controlling interest	(P)	1,245
Amortization of borrowing costs	(Q)	13
Currency translation adjustment	(R)	32,518
Deferred income tax	(S)	(9,206)
Non-controlling interest on adjustments above	(T)	(8,290)
Net income under IFRS attributable to IRSA		203,891
Non-controlling interest		20,785
Total net income under IFRS		224,676

3.3.1.           Summary of other comprehensive income

	Ref. 3.3.10.	06.30.12
Other comprehensive income under Argentine GAAP attributable to IRSA		45,851
Goodwill	(F,G)	85
Investments in associates	(N)	(6,082)
Currency translation adjustment	(R)	(32,518)
Deferred income tax	(S)	544
Non-controlling interest on adjustments above	(T)	6,622
Other comprehensive income under IFRS attributable to IRSA		14,502
Other comprehensive income attributable to non-controlling interest		180
Total other comprehensive income under IFRS		14,682

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.2.	Reconciliation of statement of financial position as of July 1st, 2011

	Balances under Argentine GAAP I	Ref. 3.3.8.	Deconsolidation of joint ventures II	Ref. 3.3.9.	Reclassifications III	Ref. 3.3.10.	Measurement adjustments IV	IFRS balances V
ASSETS
Non- current Assets
Investment properties	-		-	a	3,339,383	I,M	698	3,340,081
Property, plant and equipment	3,405,980		(70,068)	a,b,f,g	(3,100,667)		-	235,245
Trading properties	-		-	a,b,c	164,091	D	(8,215)	155,876
Intangible assets	51,147		(73)	g	1,924	E,F	(21,098)	31,900
Inventories	89,441		(59)	b,c	(89,382)		-	-
Investments in associates and joint ventures	1,209,808		210,393	f	(1,797)	G,N,O	(45,189)	1,373,215
Other investments	675,756		(64,608)	a,b,d,f	(611,148)		-	-
Deferred income tax assets	18,678		(775)		-		-	17,903
Trade and other receivables	84,492		(6,105)		-		-	78,387
Derivative financial instruments	60,756		(13,320)		-	B,L	38,186	86,622
Investments in financial assets	-		-	d	281,265	H	151,411	432,676
Derivative financial instruments	60,442		-		-		-	60,442
Negative Goodwill	(398,075)		-		-	G	398,075	-
Total Non-current Assets	5,258,425		56,385		(16,331)		513,868	5,812,347

Current Assets
Trading property	-		-	b	48,120	D,E	(22,005)	26,115
Inventories	262,660		(209,458)	b,c	(46,382)		-	6,820
Trade and other receivables	404,167		(21,715)	f	14,593	B,K	22,950	419,995
Investments in financial assets	62,678		-	e	2,398		-	65,076
Cash and cash equivalents	309,659		(10,717)	e	2,617		-	301,559
Other investments	6,016		(1,001)	e	(5,015)		-	-
Total Current Assets	1,045,180		(242,891)		16,331		945	819,565
TOTAL ASSETS	6,303,605		(186,506)		-		514,813	6,631,912

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

	Argentine GAAP balances I	Ref. 3.3.8.	Deconsolidation of joint ventures II	Ref. 3.3.9.	Reclassifications III	Ref. 3.3.10.	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent company
Share capital	578,676		-		-		-	578,676
Inflation adjustment of share capital	274,387		-		-		-	274,387
Share premium	793,123		-		-		-	793,123
Legal reserve	57,031		-		-		-	57,031
Reserve for new developments	391,262		-		-		-	391,262
Cumulative translation adjustment	34,124		-		-	A,R	(34,124)	-
Retained earnings	185,084		-		-		471,441	656,525
Total capital and reserves attributable to equity holders of the parent company	2,313,687		-		-		437,317	2,751,004
Non-controlling interest	304,932		-		-	T	26,677	331,609
TOTAL SHAREHOLDERS' EQUITY	2,618,619		-		-		463,994	3,082,613

LIABILITIES
Non-current Liabilities
Trade and other payables	132,565		(488)		-	C,J	17,278	149,355
Borrowings	1,756,919		(31,647)		-		-	1,725,272
Deferred income tax liabilities	476,864		(7,580)		-	S	15,748	485,032
Provisions	12,881		-		-		-	12,881
Total Non-current Liabilities	2,379,229		(39,715)		-		33,026	2,372,540

Current Liabilities					-
Trade and other payables	525,242		(128,959)		-	C,J	17,903	414,186
Income tax liabilities	57,791		-		-		-	57,791
Salaries and social security liabilities	35,792		(1,703)		-		-	34,089
Borrowings	683,813		(16,116)		-	Q	(110)	667,587
Provisions	3,119		(13)		-		-	3,106
Total Current Liabilities	1,305,757		(146,791)		-		17,793	1,176,759
TOTAL LIABILITIES	3,684,986		(186,506)		-		50,819	3,549,299
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	6,303,605		(186,506)		-		514,813	6,631,912

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.3.           Reconciliation of statement of financial position as of June 30, 2012

	Argentine GAAP balances I	Ref. 3.3.8.	Deconsolidation of joint ventures II	Ref. 3.3.9.	Reclassifications III	Ref. 3.3.10.	Measurement adjustments IV	IFRS balances V
ASSETS
Non- current Assets
Investment properties	-		-	a	3,274,280	I,M	946	3,275,226
Property, plant and equipment	3,319,798		(88,717)	a,b,f,g	(3,003,048)		-	228,033
Trading properties	-		-	b,c	180,433	D	(13,324)	167,109
Intangible assets	71,157		(2,113)	g	2,475	E,F	(42,130)	29,389
Inventories	97,221		(107)	b,c	(97,114)		-	-
Investments in associates and joint ventures	1,342,337		239,177		-	N,O	(135,699)	1,445,815
Other investments	978,672		(64,700)	a,b,d	(913,972)		-	-
Deferred income tax assets	30,104		(12,104)		-	S	16,255	34,255
Income tax receivables	104,787		(1,524)		-		-	103,263
Trade and other receivables	70,902		(27,463)		-	B,L	49,670	93,109
Investments	-		-		-		-	-
Investments in financial assets	-		-	d	517,456	H	138,204	655,660
Derivative financial instruments	-		-	d	18,434		-	18,434
Negative goodwill	(377,463)		-		-	G	377,463	-
Total Non-current Assets	5,637,515		42,449		(21,056)		391,385	6,050,293

Current Assets
Trading properties	-		-	b	11,177	D	(1,463)	9,714
Inventories	140,018		(113,182)	b	(11,177)		-	15,659
Trade and other receivables	442,392		(22,707)	f	21,056	B,L,K	35,136	475,877
Investments in financial assets	76,546		(18,591)	e	20,954		-	78,909
Cash and cash equivalents	283,140		(23,971)		-		-	259,169
Other investments	20,954		-	e	(20,954)		-	-
Total Current Assets	963,050		(178,451)		21,056		33,673	839,328
TOTAL ASSETS	6,600,565		(136,002)		-		425,058	6,889,621

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.3.           Reconciliation of statement of financial position as of June 30, 2012 (Continued)

	Argentine GAAP balances I	Ref. 3.3.8.	Deconsolidation of joint ventures II	Ref. 3.3.9.	Reclassifications III	Ref. 3.3.10.	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	578,676		-		-		-	578,676
Inflation adjustment of share capital	274,387		-		-		-	274,387
Share premium	793,123		-		-		-	793,123
Acquisition of non-controlling interest	-		-		-	P	(15,714)	(15,714)
Cumulative translation adjustment	79,975		-		-	A,R	(65,473)	14,502
Reserve for share-based compensation	2,595		-		-		-	2,595
Legal reserve	71,136		-		-		-	71,136
Reserve for new developments	419,783		-		-		-	419,783
Retained earnings	115,604		-		-		395,249	510,853
Total capital and reserves attributable to equity holders of the parent	2,335,279		-		-		314,062	2,649,341
Non-controlling interest	362,929		-		-	T	27,499	390,428
TOTAL SHAREHOLDERS' EQUITY	2,698,208		-		-		341,561	3,039,769

LIABILITIES
Non-Current Liabilities
Trade and other payables	149,923		(4,576)		-	C,J	21,309	166,656
Borrowings	2,065,826		(17,429)		-		-	2,048,397
Deferred income tax liabilities	388,318		(12,880)		-	S	35,794	411,232
Provisions	17,823		-		-		-	17,823
Total Non-Current Liabilities	2,621,890		(34,885)		-		57,103	2,644,108

Current Liabilities
Trade and other payables	556,775		(82,366)		-	C,J	26,517	500,926
Income tax liabilities	104,873		(4)		-		-	104,869
Salaries and social security liabilities	40,686		(1,079)		-		-	39,607
Borrowings	575,687		(17,668)		-	Q	(123)	557,896
Provisions	2,446		-		-		-	2,446
Total Current Liabilities	1,280,467		(101,117)		-		26,394	1,205,744
TOTAL LIABILITIES	3,902,357		(136,002)		-		83,497	3,849,852
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,600,565		(136,002)		-		425,058	6,889,621

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.4.	Reconciliation of the statement of income for the fiscal year ended June 30, 2012

	Argentine GAAP balances I	Ref. 3.3.8.	Deconsolidation of joint ventures II	Ref. 3.3.9.	Reclassifications III	Ref. 3.3.10.	Measurement adjustments IV	IFRS balances V
Revenues	1,571,440		(136,535)	i,ii	342,026	B,C,D,J	13,385	1,790,316
Costs	(576,727)		124,700	i,ii	(434,182)	E,F,D,I	27,551	(858,658)
Gross Profit / (Loss)	994,713		(11,835)		(92,156)		40,936	931,658
Gain from disposal of investment properties	-		-	ii	92,156	D	24,533	116,689
General and administrative expenses	(179,390)		5,043		-		-	(174,347)
Selling expenses	(99,201)		12,859		-	K	1,569	(84,773)
Gain from recognition of inventories at net realizable value	42,817		(5,914)		-	D	(36,903)	-
Other operating results, net	(1,699)		-	iii	(27,496)	E	(3,251)	(32,446)
Profit / (Loss) from operations	757,240		153		(27,496)		26,884	756,781
Share of profit / (loss) of associates and joint ventures	115,819		(8,697)	iv	(13,711)	N,O	(81,751)	11,660
Profit / (Loss) from operations before financial results and income tax	873,059		(8,544)		(41,207)		(54,867)	768,441
Financial results, net	(459,420)		5,789	iv	13,711	H,L,R,H,G	13,093	(426,827)
Other results, net	(29,376)		1,880	iii	27,496		-	-
Amortization of goodwill, net	18,145		-		-	G	(18,145)	-
Profit / (Loss) before income tax	402,408		(875)		-		(59,919)	341,614
Income tax	(108,607)		875		-	S	(9,206)	(116,938)
Profit / (Loss) for the year	293,801		-		-		(69,125)	224,676

Attributable to:
Equity holders of the parent	280,081		-		-		(76,190)	203,891
Non-controlling interest	13,720		-		-	T	7,065	20,785

3.3.5.           Reconciliation of the statement of comprehensive income for the fiscal year ended June 30, 2012

	Argentine GAAP Balances I	Ref. 3.3.10.	Measurement adjustments IV	IFRS balances V
Profit / (Loss) for the year	293,801		(69,125)	224,676
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	45,851	A,R	(31,169)	14,682
Other comprehensive income/(Loss)for the year, net of Tax	45,851		(31,169)	14,682
Total comprehensive income for the year/(Loss)for the year, net of Tax	339,652		(100,294)	239,358

Attributable to:
Equity holders of the parent	315,514		(97,121)	218,393
Non-controlling interest	24,138		(3,173)	20,965

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.6.           Reconciliation of the statement of cash flows for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Group has made the following reclassification between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

(a)	Operating activities

06.30.2012
Net cash generated from operating activities under Argentine GAAP	878,600
Proceeds from sale of property, plant and equipment and investment properties	(143,818)
Deconsolidation of joint ventures	(37,539)
Foreign exchange (gain) in cash and cash equivalents	(5,361)
Net cash generated from operating activities under IFRS	691,882

(b)	Investing activities

06.30.2012
Net cash (used in) investing activities under Argentine GAAP	(402,324)
Acquisition of non-controlling interest in subsidiaries	8,054
Proceeds from sale of property, plant and equipment and investment properties	143,818
Deconsolidation of joint ventures	3,676
Net cash (used in) investing activities under IFRS	(246,776)

(c)	Financing activities

06.30.2012
Net cash (used in) financing activities under Argentine GAAP	(505,410)
Acquisition of non-controlling interest in subsidiaries	(8,054)
Deconsolidation of joint ventures	20,607
Net cash (used in) financing activities under IFRS	(492,857)

(d)	Net (decrease) in cash and cash equivalents

06.30.2012
Net (decrease) in cash and cash equivalents under Argentine GAAP	(29,134)
Foreign exchange gain on cash and cash equivalents	(5,361)
Deconsolidation of joint ventures	(13,256)
Net (decrease) in cash and cash equivalents under IFRS	(47,751)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.7.           Explanation of the transition to IFRS

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous Argentine GAAP accounting policies and the current IFRS applied by the Group. Only the differences having an impact on the Group are explained below. The following is not a complete summary of all of the differences between Argentine GAAP and IFRS. The descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the reconciliations above, which reflect the quantitative impacts from each change.

Column I in the tables included on previous pages represents Argentine GAAP historical balances prior to transition as published in the latest Group’s Argentine GAAP financial statements as of and for the year ended June 30, 2012 compared to transition date (July 1st, 2011). However, certain reclassifications and/or groupings have already been made to that information in Column I to avoid lengthy explanations of certain format changes introduced in these IFRS financial statements. The following changes have been made to the previous Argentine GAAP statement of financial position in Column I:

(1)
The line items “Trade accounts receivables” and “Other receivables” have been grouped into the new line item “Trade and other receivables”, with the exception of income tax receivables which have been shown separately.

(2)
The line items “Trade accounts payables”, “Customer advances”, “Taxes payable” and “Other liabilities” have been also grouped into the new line item “Trade and other payables”, with the exception of  current income tax payable and deferred income tax which have been shown separately.

(3)	Goodwill which was previously disclosed separately offsetting negative goodwill has been included as part of “Intangible assets”.

(4)	Cash equivalents previously disclosed as part of the line item current investments have been grouped together with cash and banks, in the line named “Cash and cash equivalents”.

(5)
Derivative financial instruments which were previously included as part of the non-current line items “Other receivables” and/or “Other liabilities” and/ or “Non-current investments” have been disclosed as separate assets or liabilities as appropriate

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(6)	Investments in associates and joint ventures previously included as part of non-current investments have been grouped in the new line item “Investments in associates and joint ventures”.

(7)
The portion of equity in a subsidiary not attributable directly or indirectly to a parent is known as “Minority interest” and is classified as a separate component between the liability and equity sections of the statement of financial position (mezzanine section). IFRS 10 “Consolidated financial statements” specifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component within equity in the consolidated financial statements. The Group has non-controlling interest in more than one subsidiary. Accordingly, the Group aggregated its various non-controlling interests on the consolidated statements, renamed them as “Non-controlling interest” and reclassified the aggregated amount from the mezzanine section to shareholders’ equity at transition date.

The following changes have been made to the statement of income for the year ended June 30, 2012:

(1)
The format of the statement of income has been restructured to simplify its reading. To that effect, all revenue streams of the Group which were previously disclosed separately (i.e. sales of development properties, leases and services revenue, and hotel revenue), together with its corresponding costs of sales, have been aggregated into two line items titled "Revenues" and "Costs" in Column I. Revenues and costs are then cross-referenced to the respective notes in the financial statements where a detailed breakdown is provided per line of business.

(2)
Pursuant to the Argentine GAAP in force, the share of losses and profits from associates and joint ventures is shown after the financial results line, on the ground that they arise from an investment type of activity. Likewise, under IFRS, the share of profits and losses from associates and joint ventures is generally shown after the financial income (expense) line. However, where associates and joint ventures are an integral vehicle to carry out the Group’s operations, it is more adecuate to show the share of profits and losses of associates and joint ventures before financial income (expense). In accordance with its strategy, the Group conducts its operations through associates and/or joint ventures. Therefore, under the IFRS, the Group shows the profits or losses from associates and joint ventures before the financial income (expense) line. In order to simplify explanations, the share of profits and losses associates is shown before financial results, net, in Column I.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(3)
Non-controlling interests in the results of a consolidated subsidiary which was previously classified as a component of net earnings within the statement of income has been presented as an allocation of profit in Column I. As part of the adoption to IFRS, the term "Minority interest" has also been replaced with the new term "non-controlling interest" in accordance with IAS 1.

(4)
Under the Argentine GAAP, in force financial results are broken down depending on whether it is  generated by assets or by liabilities. Under the IFRSs, the Group has adopted the criterion of showing financial income and financial expenses on different lines in the statement of income.  In order to simplify explanations, the Group has reclassified the figures as per Argentine GAAP shown under “Financial income (expense) generated by assets” and “Financial income (expenses) generated by liabilities” into “Finance income” and “Finance costs” as established by the IFRS, as applicable, in Column I.

(5)
According to IFRS, income and expense items, not recognized in the statement of income (that is, exchange differences, related to translation of foreign bussiness) are shown in the statement of comprehensive income as “Other comprehensive income”. According to Argentine GAAP, the statement of comprehensive income is not mandatory and, therefore, such items are recognized as part of shareholders´ equity, in a separate reserve account. In order to simplify explanations, these items are shown in “Other comprehensive income” in Column I.

3.3.8.	Deconsolidation of joint ventures (Column II)

Argentine GAAP – Entities in which the Group has joint control are proportionately consolidated. As of July 1st, 2011, the Group´s joint ventures were Cyrsa S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A. As of June 30, 2012, the joint ventures of the Group were Cyrsa S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A. and Nuevo Puerto Santa Fe S.A.

IFRS - The Group has assessed the nature of its joint arrangements in line with IFRS 11 “Joint Arrangements” and determined them to be joint ventures. Joint ventures are accounted for under the equity method of accounting.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, the Group deconsolidated the accounts of the joint ventures and presented them as a single line item on the face of the statement of financial position. Column II titled “Deconsolidation of joint ventures” reflects the elimination on a line-by-line basis of the Argentine GAAP pro-rata equity interest in the joint ventures and the disclosure of the Group’s investments in the joint ventures as a single line item titled “Investments in associates and joint ventures” on the statement of financial position and as a single line item titled “Share of profit / loss of associates and joint ventures” on the statement of income. The impact of the IFRS adjustments on joint ventures balances is further discussed in Note 3.3.10. (O) below.

3.3.9.           Presentation reclassifications (Column III)

Presentation reclassifications affecting the statement of financial position

The column titled “Reclassifications” reflects the differences in presentation and format between the statement of financial position under Argentine GAAP and IFRS. Unless otherwise stated, amounts have been reclassified for presentational purposes under IFRS prior to affecting the corresponding IFRS adjustments, as applicable, to the Argentine GAAP amounts. The impact of the IFRS adjustments on reclassified balances is included in Column IV titled ¨Measurement Adjustments¨ and is further discussed in Note 3.3.10. Unless otherwise stated, reclassifications affect the statement of financial position as of transition date July 1st, 2011 and June 30, 2012.

(a)	Investment properties

Argentine GAAP - There are not specific requirements for presentation of investment property. Accordingly, the Group does not present separately investment property and includes it as part of property, plant and equipment and non-current investments.

Certain property of the Group is partially owner-occupied while the rest are being rented out to third parties. There is no such distinction under Argentine GAAP. Portions that are owner-occupied are accounted for and presented in the same way as portions that are being rented out.

Certain associates and joint ventures are currently occupying certain property of the Group. There is no distinction under Argentine GAAP and consequently, property rented out to associates or joint ventures are accounted for as property, plant and equipment.

IFRS - IAS 1 “Presentation of Financial Statements” requires investment property to be presented as a separate line item on the face of the statement of financial position within non-current assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

In addition, the portions of the property that are being owner-occupied are accounted for and presented as property, plant and equipment under IAS 16 while the portions being rented out are treated and presented as investment property under IAS 40.

The Group’s property occupied by associates or joint ventures accounted for using the equity method of accounting is not considered part of the Group for consolidation purposes and, therefore, the property is not owner-occupied from the Group’s perspective. Therefore, this property is treated as investment property.

As a result, the Group reclassified the corresponding amounts of Ps. 3,082,879 and Ps. 2,977,160 out of property, plant and equipment and Ps. 256,504 and Ps. 297,120 out of non-current investments as at July 1, 2011 and June 30, 2012, respectively, into the new line item titled "Investment properties" according to IFRS.

(b)	Trading properties

Argentine GAAP – There are not specific requirements for separate presentation of trading properties. Trading properties are included as part of inventories and non-current investments.

IFRS – Trading properties are inventories under IAS 2 “Inventories”. The Group also has materials and supplies, and other items classified as inventories under IAS 2. Due to the significance and different nature of these inventories, the Group decided to present trading properties separately.

As a result, the Group reclassified the corresponding amounts of Ps. 28,887 and Ps. 22,061 out of inventories, Ps. 3,068 and Ps. 2,357 out of property, plant and equipment and Ps. 73,379 and Ps. 80,962 out of non-current investments as at July 1, 2011 and June 30, 2012, respectively, into the new line item titled "Trading properties" according to IFRS.

(c)	In-kind receivables from barter transactions

Argentine GAAP – In-kind receivables from barter transactions representing the Group’s right to receive residential apartments to be constructed by a third-party developer are classified as inventory on the face of the statement of financial position.

IFRS – In-kind receivables are not financial assets under IFRS. These in-kind receivables are similar to trading properties and they are classified accordingly in current or non-current assets, as appropriate.

The Group reclassified the corresponding amounts of Ps. 106,877 and Ps. 86,230 out of inventories as at July 1, 2011 and June 30, 2012, respectively, into the new line item titled "Trading properties" according to IFRS.

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(d)	Non-current investments – financial assets

Argentine GAAP – There are not specific requirements for separate presentation of financial assets. Certain financial assets carried at cost under Argentine GAAP were included within non-current investments.

IFRS – IAS 1 “Presentation of Financial Statements” requires financial assets carried at fair value through profit or loss to be presented as a separate line item on the face of the statement of financial position.

The Group reclassified the corresponding amounts of Ps. 281,265 and Ps. 535,890 out of non-current investments as at July 1, 2011 and June 30, 2012, respectively, into the new line item titled "Investments in financial assets" according to IFRS.

(e)	Current investments – financial assets

Argentine GAAP – Certain instruments carried at fair value are included within the line item investments in the face of the statement of financial position.

IFRS – These investments are also carried at fair value but they are separately disclosed in the new line item titled “Investments in financial assets”.

The Group reclassified the corresponding amounts of Ps. 5,015 and Ps. 20,954 out of investments as at July 1, 2011 and June 30, 2012, respectively, into "Investments in financial assets" according to IFRS.

(f)	Advances for purchases of property, plant and equipment, inventories and investments in associates and joint ventures

Argentine GAAP – Receivables representing money advances made for the purchase of items of property, plant and equipment, inventories and investments in associates and joint ventures are shown as part of their respective balances.

IFRS - Advances for the purchase of items of investment properties, property, plant and equipment, inventories and investments in associates and joint ventures are not considered part of these balances until the respective item is received, and, thus, they are shown within “Trade and other receivables”.

As a result, the Group reclassified the corresponding amounts of Ps. 12,796 and Ps. 21,056 out of property, plant and equipment and Ps. 1,797 and Ps. 0 out of investments in associates and joint ventures as at July 1, 2011 and June 30, 2012, respectively, into "Trade and other receivables".

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(g)	Software

Argentine GAAP – Under Argentina GAAP, the Group classified software into property, plant and equipment.

IFRS – Software is not considered part of property, plant and equipment, thus, it is shown within "Intangible Assets”.

As a result, the Group reclassified the corresponding amounts of Ps. 1,924 and Ps. 2,475 out of property, plant and equipment as at July 1, 2011 and June 30, 2012, respectively, into "Intangible assets, net" under IFRS.

Presentation reclassifications affecting the statement of income

(i) Revenue – service income and service charges

Argentine GAAP – Group structure its operating leases to allow for recovery of a significant portion of property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from tenants. A substantial portion of the Group’s leases require the tenants to reimburse the Group for a substantial portion of the operating expenses, including common area maintenance, real estate taxes and insurance. Group’s tenants are required to pay for their proportionate share of property common operating costs. These expenses (“service charge expenses”) are incurred and paid by the Group and subsequently charged to tenants without any mark-up (“service charge income”).

Under Argentine GAAP, service charge income and service charge expense are offset and presented net in the income statement.

IFRS – IAS 18 states that whether an entity is acting as a principal or an agent in transactions is dependent on the facts and circumstances of the relationship. The Group has assessed the substance of the transactions and concluded that the Group is acting as a principal since it has exposure to the significant risks and rewards associated with the rendering of services.

Therefore, service charge income is presented separately from property operating expenses. Property operating expenditure not recovered from tenants or when the property is vacant are charged to the income statement as incurred. The Group’s advertising and promotional costs are expensed as incurred.

As a result, under IFRS, an amount of Ps. 499,814 for the year ended June 30, 2012 were recognized for service charge income as a component of Group’s revenue with a corresponding amount of service charge expense as a component of Group’s costs. As the Group charges tenants the same amounts expensed with suppliers without any mark-up, there is no impact on operating income, net income or cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(ii) Gain and losses on disposal of investment properties

Argentine GAAP – As part of the Group’s strategy, the Group may dispose of investment properties which are no longer considered core to the Group’s ongoing operations and for which profit can be realized from value appreciation. Gain on disposals of office buildings is classified as revenue in the statement of income.

IFRS – Based on the IFRS Conceptual Framework, gain on disposal of assets described above are not reported under “Revenues”.

Under IFRS, gains from the disposal of fixed assets are not included in “Revenue” as the standard refers to the sale of goods including goods produced by the entity for sale or purchased for resale. Only property acquired or constructed for sale and held as inventory (“Trading property”) would therefore be included in the “Revenues”, except for property held as an investment property or properties, plant and equipment. IFRS state that gains arising from the derecognition of non-current assets should not be classified as revenue

As a result, for the fiscal year ended June 30, 2012, the Group reclassified Ps. 147,822 out of “Revenue” and Ps. 55,666 out of “Cost”, to a new item that was disclosed to estimate the Group's operating income, namely: "Gain from disposal of investment property". All other gains and losses from the disposal of property, plant and equipment items are disclosed as “Other operating income, net” in the income statement.

(iii) Other operating results, net

Argentine GAAP - Under Argentine GAAP, certain income and expense items are included as part of financial results or other non-operating income and expenses, as appropriate. These items primarily comprise fees payable related to the management contract charges for provisions (i.e. generally charges for litigation and claims), gains or losses on disposal of property, plant and equipment items, gains or losses from the sale of subsidiaries and taxes borne by the Group on behalf of shareholders, among others.

IFRS - Under IFRS, income and expense items are generally presented according to its nature and the Group’s presentation policy. The items described above are generally presented as “Other operating results, net” under IFRS.

Therefore, according to the IFRS, for the period ended 30, 2012, the Group reclassified gains and losses from these items in the amount of Ps. 27,496 to “Other operating income/loss, net” in the income statement.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(iv) Investment in financial assets

Argentine GAAP – Investments in entities in which the Company does not exercise significant influence, joint control or control, are accounted at cost plus dividends. The received dividends are included within share of profit or loss of associates and joint ventures.

IFRS – Investments in entities which are not subsidiaries, associates and joint ventures, are measured at fair value. Changes in fair values and gains from disposal of equity investments at fair value through profit or loss and dividends income are recorded within “Financial results, net” in the statement of income.

Under RT 26, the Company reclassified the amount of Ps. 13,711 out of “Share of profit / (loss) of associates and joint ventures” into “Financial results, net”, for the fiscal year ended June 30, 2012.

Presentation reclassifications affecting the statement of cash flow

Pursuant to Argentine GAAP, the Group proportionally consolidated joint ventures. Consequently, a difference is generated between the amount of cash and cash equivalents reported in the statement of cash flows under Argentine GAAP and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

On the other hand, under the Argentine GAAP, the effect of exchange rate changes on cash and cash equivalents was shown as part of operating activities and not under a fourth category in the statement of cash flows as required by the IFRSs.

Additionally, pursuant to Argentine GAAP, proceeds from sale of property, plant and equipment (including properties classified as investment properties under IFRS) were reported as operating activities. In accordance with IFRS proceeds from sale of investment properties and property, plant and equipment are reported as investing activities.

Finally, pursuant to Argentine GAAP, acquisition of non-controlling interest was reported as investing activities, whereas, in accordance with IFRS, it must be reported as cash from financing activities.

Thus, cash flows generated by or used in operating, investing and financing activities were different in the statement of cash flow prepared under Argentine GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

3.3.10. Measurement adjustments (Column IV)

Argentine GAAP differs in certain significant respects from IFRS. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as further described below:

(A) Currency translation adjustments

As noted in the section titled “IFRS exemption options”, the Group has applied the one-time exemption to set the foreign currency cumulative translation adjustment (“CTA”) to zero as of July 1, 2011.

The balance of the cumulative translation adjustments of Ps. 34,124 as at July 1, 2011 was recognized as an adjustment against retained earnings.

(B) Revenue recognition – “Scheduled rent increases”

Argentine GAAP - Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided.

IFRS - The Group applied IAS 17 “Leases”. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

As a result, the Group recognized a receivable for rent averaging of Ps. 51,991 and Ps. 78,479 in the line item “Trade and other receivables” as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012 an amount of Ps. 51,991 was recognized against retained earnings and an amount of Ps. 26,488 was recognized against the line item titled “Revenue” in the statement of income.

(C) Revenue recognition – “Letting fees”

Argentine GAAP - The Group does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Group acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Group) have signed the related lease contract.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS - The Group considers that in these circumstances payments received from tenants for “letting fees” are not different from other payments received such as admission rights. Accordingly, revenue from letting fees is recognized under the straight-line method over the lease term.

As a result, in the line item “Trade and other payables” payments received from tenants corresponding to “Letting fees” of Ps. 35,447 and Ps. 44,446 were deferred in the line item “Trade and other payables” as at July 1, 2011 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012 an amount of Ps. 35,447 was recognized against retained earnings and an amount of Ps. 8,999 was recognized against the line item titled “Revenue” in the statement of income.

(D) Trading properties

Argentine GAAP - Trading properties are stated at the lower of cost adjusted for inflation or net realizable value. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of deed of title and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed. Gains on the revaluation of trading property to net realizable value are shown as “gain from recognition of inventories at net realizable value” in the statement of income.

IFRS - Trading properties are measured at the lowest of cost or net realizable value. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts at the moment of the transfer of the tittle deed. For conditional exchanges, sales are recognized when these conditions are satisfied.

As a result, the Group eliminated the effect of inflation adjustment on trading properties for a total of Ps. 12,926 and Ps. 9,360 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 12,926 was recognized against retained earnings and an amount of Ps. 3,566 was recognized against the line item “Costs” in the statement of income.

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

On the other hand, the Group adjusted the revaluation of trading properties due to property contracts realized prior year-end and for which title had not been transferred as of that date, for an amount of Ps. 16,389 and Ps. 5,420 as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Group recognized: (i) a gain of Ps. 23,518 against “Costs” in the statement of income, (ii) a decrease of Ps. 4,319 against “Revenues” in the statement of income, (iii) a decrease for an amount of Ps. 36,903 in the line “Gain from recognition of inventories at net realizable value” as shown in the statement of income according to Argentine GAAP, (iv) a gain of Ps. 24,533 in the line “Results from sale of investments properties”, (iv) the remaining amount of Ps. 16,389 against retained earnings.

(E) Pre-operating and organization expenses

Argentine GAAP - Under Argentine GAAP, pre-operating, organization expenses and other start-up costs (mainly related to the opening of new shopping centers) are capitalized and amortized under the straight-line method generally over a period of three to five years.

IFRS - IFRS prescribes that pre-operating expenses cannot be attributed to the cost of property, plant and equipment, investment properties, trading properties or the creation of intangible assets and are immediately recognized as expenses.

As a result, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP for an amount of Ps. 21,098 for intangible assets and Ps. 904 for trading properties as of July 1, 2011 and Ps. 22,083 for intangible assets as of June 30, 2012 were derecognized under IFRS. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012 the Group recognized: (i) a gain of Ps. 3,170 against “Costs” in the statement of income, (ii) a loss of Ps. 3,251 against “Other operating results, net” in the statement of income, and (iii) the remaining amount of Ps. 22,002 against retained earnings.

(F) Goodwill

Argentine GAAP - The Group accounts for acquisitions of businesses and non-controlling interests under the purchase method of accounting. Under such method of accounting, the Group allocates the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at year-end.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS - As noted in Note 3.2., the Group has applied the exemptions and exceptions in IFRS 1 for business combinations and for acquisitions of non-controlling interest.

Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date totaling Ps. 8,785. There were no previously recognized intangible assets under Argentine GAAP that did not qualify for separate recognition under IFRS.

In accordance with IFRS, goodwill is not amortized; it is, instead, tested for impairment annually. Goodwill has been tested at transition date and no impairment has been recognized. The amortization for the fiscal year ended June 30, 2012 charged against the line item “Amortization of goodwill” was Ps. 3,387, which is disclosed in the statement of income under Argentine GAAP and the amount of Ps. 1,162 was charged against “Cost”.

(G) Goodwill

Argentine GAAP - Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest is lower than the carrying amount of the acquired assets and assumed liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortizes it over the period considered to justify negative goodwill not exceeding 20 years. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a zero value.

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's interest in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position and amortizes it over the period considered to justify negative goodwill not exceeding 20 years. That amortization is recognized under the line “Share of profit / (loss) of associates and joint ventures” in the statement of income.

IFRS - As noted in Note 3.2., the Group has applied the exemptions and exceptions in IFRS 1 for business combinations and for acquisitions of non-controlling interests. Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1st, 2011 have not been restated, and the carrying amount of negative goodwill under IFRS as of July 1st, 2011 equals the carrying amount under Argentine GAAP as of that date. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor's interest in the net fair values of the associates´ and/ or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the income statement in the period when the associate and/or joint venture is acquired.

As a result, the balances of negative goodwill recognized in the statement of financial position under Argentine GAAP were derecognized under NIIF for an amount of Ps. 398,075 and Ps. 377,463 as of July 1, 2011 and June 30, 2012, respectively. Additionally, the balances of investments in associates and joint ventures recognized in the statement of financial position under Argentine GAAP were derecognized under IFRS for an amount of Ps. 27,764 and Ps. 28,133 as of July 1, 2011 and June 30, 2012, respectively. Furthermore, the balances of trade and other receivables recognized in the statement of financial position under Argentine GAAP were derecognized under IFRS for the amounts of Ps. 0 and Ps. 930 as of July 1, 2011 and June 30, 2012, respectively. During July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Group recognized: (i) a decrease of Ps. 21,532 in the line item “Amortization of goodwill” which, under Argentine GAAP, is disclosed in the statement of income, (ii) a gain of Ps. 91 against “Share of profit / (loss) of associates and joint ventures”, (iii) a gain of Ps. 85 in the line item “Cumulative translation adjustments” disclosed in the statement of comprehensive income, and (iv) the remaining amount of Ps. 425,839 against retained earnings.

(H) Non-current investments – financial assets

Argentine GAAP - The Group holds investments in quoted equity securities with readily determinable fair values, TGLT S.A. (“TGLT”), Hersha Hospitality Trust (“Hersha”) and Supertel Hospitality, Inc. (“Supertel”). Under Argentine GAAP, these investments are carried at acquisition cost since they are not held for the purpose of trading in the short term.

IFRS - Under IFRS 9 “Financial Instruments”, all equity investments are measured at fair value. For certain equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. However, the Group has decided to not recognize changes in fair value through other comprehensive income. The Group has elected to recognize changes in the fair value of these equity securities in the statement of income.

As a result, the Group adjusted the value of these equity securities to fair value by Ps. 151,411 and Ps. 138,204 as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 151,411 was recognized against retained earnings and a loss of Ps. 13,207 was recognized against the line item “Financial results, net” in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(I) Initial direct costs on operating leases

Argentine GAAP - Under Argentine GAAP, certain initial direct costs (i.e. legal fees, commissions and other fees) paid to third parties for arranging a lease (when the Group is a lessor) are recognized as an immediate expense when incurred.

IFRS - Initial direct costs incurred by lessors in arranging an operating lease are added to the carrying amount of the leased assets (i.e. investment properties) and are recognized as an expense over the lease term on the same basis as the lease income.

As a result, Ps. 698 and Ps. 946, as of July 1, 2011 and June 30, 2012, respectively, were added to “Investment properties”. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 698 was recognized against retained earnings and an amount of Ps. 248 was recognized against the “Costs” in the statement of income.

(J) Tenant deposits

Argentine GAAP - The Group obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposit amounts, usually, one month of rent. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

IFRS - Tenant deposits are treated as a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (deferred income). The deposits are subsequently measured at amortized cost, and deferred income is amortized under the straight line method over the lease term.

As a result, the Group adjusted the financial liability from tenant deposits within “Trade and other payables” for an amount of Ps. 114 and Ps. 329 as at July 1, 2011 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Group recognized: (i) a gain of Ps. 215 against “Revenues” in the statement of income (due to an increased lease revenue under IFRS), and (ii) the remaining amount of Ps. 114 against retained earnings.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(K) Impairment of financial assets

Argentine GAAP - At July 1, 2011 and June 30, 2012, the Group maintained receivables relating to credit card loans, which were carried at amortized cost. Under Argentine GAAP, the Group determined an allowance for loan losses based on specific criteria set forth for financial and banking institutions.

IFRS - The Group applied the criteria for impairment provisions in IFRS 9.

As a result, the Group recognized an impairment loss of Ps. 2,088 and Ps. 519 as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 2,088 was recognized against retained earnings and an amount of Ps. 1,569 was recognized against “Selling expenses” in the statement of income.

(L) Present value accounting – tax credits

Argentine GAAP - Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end.

IFRS - Under IFRS there is no requirement to discount long-term tax credits. The Group elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

As a result, the Group eliminated the effects of discounting tax credits for an amount of Ps. 11,231 and Ps. 5,917 as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 11,231 was recognized against retained earnings and an amount of Ps. 5,314 was recognized against the line item titled “Finance income” in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(M) Investment properties

Argentine GAAP - There are not specific requirements for presentation of investment property. Accordingly, the Group includes it as part of property, plant and equipment and non-current investments and is measured at acquisition cost less accumulated amortization and loss for impairments, if any. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of title deed and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed. Gains on the revaluation of trading property to net realizable value are shown as “Gain from recognition of inventories at net realizable value” in the statement of income.

IFRS - Investments properties are measured at cost, less accumulated depreciation and loss for impairments, if any. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place with the transfer of title deed. For conditional exchanges, sales are recognized when these conditions are satisfied.

As of July 1, 2011 and June 30, 2012 no adjustments were booked since there were no property purchase agreements in place and, thus, ownership had not been transferred as of that date.

(N) Impact of adjustments in accordance with IFRS in investments in associates

Argentine GAAP - Investments in entities in which the Group exercises significant influence, but not control, are accounted for under the equity method. Under such method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Group applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

As at June 30, 2012, the associates of the Group were Banco Hipotecario S.A., Banco de Crédito & Securitización S.A., Manibil S.A., New Lipstick LLC, Lipstick Management LLC, Rigby 183 LLC, Tarshop S.A. and Bitania 26 S.A

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS - The Group assessed all of its interests in the entities mentioned in the paragraph above and determined that the Company exercises significant influence over them. Accordingly, under IFRS, the Group also accounts for these investments under the equity method of accounting. However, the Group has assessed the impact of IFRS adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

Following is a description of the most significant IFRS adjustments to the equity income and comprehensive income of its associates. For ease of presentation and to facilitate an understanding of the nature of the IFRS adjustments, associates were grouped by business activities. Associates are not discussed below when IFRS adjustments were not significant to the Group or no IFRS adjustments were identified:

Banking business:

The Group assessed the financial statements of associates of the Group related to the banking business and determined the following adjustments to IFRS:

- Under Argentine GAAP, revenues from life and disability insurance and loan origination fees are recognized on an up-front basis. Under IFRS, these revenues are recognized on a straight line basis over the term of the respective underlying receivables.

- Under Argentine GAAP, the allowance for loan losses are recognized based on specific criteria as set forth by the Central Bank of Argentina (BCRA) for financial and banking institutions. Under IFRS, the associate applied the impairment provisions in IFRS 9.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Investment properties

The Group assessed the financial statements of the associates related to the investment property business and determined the following adjustments to IFRS:

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

- Under Argentine GAAP, lease expense where the entity is the lessee under an operating ground lease agreement subject to escalation clauses is recognized when the escalated payments are due. Therefore, lease expenses are not recognized on a straight-line basis. Under IFRS, lease payments for operating leases with scheduled rent increases are recognized on a straight-line basis over the term of the leases.

As a result, interest in equity of associates was reduced by Ps. 56,224 and Ps. 152,163 as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012 an amount of Ps. 56,224 was recognized against retained earnings, an amount of Ps. 89,857 was recognized against “Share of profit / (loss) of associates and joint ventures” in the statement of income and a loss of Ps. 6,082 against “Currency translation adjustment” disclosed in the statement of comprehensive income.

(O) Impact of IFRS adjustment on investments in joint ventures

Argentine GAAP - Investments in entities in which the Group exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Group reflect the Group’s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Group applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – The Group assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11 “Join Arrangements”. Accordingly, the Group accounted for its joint ventures under the equity method of accounting. The Group has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

As of June 30, 2012, the joint ventures of the Group are Cyrsa S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A. and Nuevo Puerto Santa Fe S.A.

Following is a description of the most significant IFRS adjustments to the equity, net income and comprehensive income of the joint ventures. Joint ventures are not discussed below when IFRS adjustments were not significant to the Group or no adjustments were identified.

- Under Argentine GAAP, the joint venture has historically accounted for revenues and therefore profits from all property sales on a percentage of completion basis once contracts for the sale of a property have been exchanged and only if the eventual profit from that property can be foreseen with reasonable certainty. Under IFRS, the joint venture has applied IFRIC 15 “Agreements for the construction of Real Estate”. The Group assessed the contractual terms of the agreements and concluded that revenue from open market sales of real estate should be accounted for on legal completion of the agreement in accordance with IAS 18 “Revenue”. As a result, the joint venture recognizes revenue from the sale of private homes and commercial units entirely at the point of legal completion in accordance with IAS 18. The most significant impact of IFRIC 15 is therefore the deferral of profits previously recognized from the point of exchange of contracts onwards until the point of legal completion. All of these profits are now recognized at a later date.

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

- Under Argentine GAAP, revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Under IFRS, the Group applied IAS 17 “Leases”. Consequently, revenue derived from operating leases with scheduled increases in recognized on a straight line basis over the lease agreement term.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

- Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end. Under IFRS, there is no requirement to discount long-term tax credits. The joint venture elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits. As a result, the joint venture eliminated the effect of discounting tax.

As a result, the equity of the Group’s joint ventures was decreased by Ps. 16,716 and Ps. 11,219 as of July 1, 2011 and as of June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 5,497 was recognized in the statement of income.

(P) Acquisition of non-controlling interest

As stated in Note 3.2., the Group has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in loss of control. Consequently, acquisitions of non-controlling interests, that took place before July 1st, 2011 have not been restated.

The IFRS adjustments detailed below relate to acquisitions of non-controlling interest that took place on July 1st, 2011 or after date.

Argentine GAAP - Under Argentine GAAP, the Group accounted for the acquisition of the non-controlling interests under the purchase method of accounting. Under such method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired.

IFRS - Under IFRS, the Group applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Group does not recognize any additional acquisition adjustments to reflect the subsequent acquisition of additional interest in the subsidiary if there is no change in control.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to a reserve in net equity. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

As a result of the explanation above, as of June 30, 2012 the Group: (i) derecognize net assets for an amount of Ps. 24,917 as goodwill, deferred tax liabilities and intangible assets, (ii) recognized a decrease in non-controlling interest for an amount of Ps. 1,245, and (iii) recognized a debit for an amount of Ps. 15,178 against Shareholders' equity under IFRS.

(Q) Amortization of borrowing costs

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

The Company recognized a gain for the difference in the amortization of the borrowing costs for an amount of Ps. 110 and Ps. 123 as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 110 was recognized against retained earnings and an amount of Ps. 13 was recognized under "Finance costs" in the statement of income.

(R) Currency translation adjustment

Argentine GAAP - Foreign operations shall be classified as integrated or non-integrated entities depending if their activities are carried out as an extension of the reporting entity. Exchange differences resulting from the translation of integrated entities are recognized in the statement of income. Exchange differences resulting from the translation of non-integrated entities are recognized in a separate reserve in equity.

IFRS – Exchange differences resulting from the translation of foreign operations of subsidiaries and associates are recognized in the statement of other comprehensive income.

For the period ended as of June 30, 2012, the Group reclassified an amount of Ps. 32,518 against the statement of income and the statement of other comprehensive income, related foreign operations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(S) Deferred income tax

Argentine GAAP - The Group accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Group assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

IFRS – There is no difference in the determination of deferred income taxes. However, deferred tax assets are recognized when it is considered probable (defined as “more likely than not”) that sufficient taxable profits will be available to utilize the temporary difference or unused tax losses. IFRS does not allow the recognition of valuation allowances.

IFRS establishes more specific and strict procedures to assess whether a deferred tax asset should be recognized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a deferred tax asset should be recognized. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exist (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a deferred tax asset can be recognized.

As a result, on transition to IFRS, the Group has not recognized deferred tax assets relating to any carry forward losses and other temporary differences for an amount of Ps. 16,541 and Ps. 18,792 as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 16,541 was recognized against retained earnings, an amount of Ps. 544 against “Currency translation adjustments” in the statement of comprehensive income and an amount of Ps. 2,795 against “Income tax expense” in the statement of income. In addition, the group has assessed the impact of all IFRS adjustments on deferred income tax. As a result, the Group recognized an adjustment to deferred income taxes of Ps. 793 (gain) and Ps. 5,617 (loss) as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 793 was recognized against retained earnings and an amount of Ps. 6,410 (loss) against “Income tax expense” was recognized in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(T) Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

4.	Acquisitions, dispositions and authorization pending approval

Fiscal year ended June 30, 2013

Additional acquisition of non-controlling interest

APSA

During the current fiscal year, the Group, through IRSA and E-Commerce Latina S.A., acquired an additional equity interest of 0.1% in APSA for a total consideration of Ps. 2.3 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.8 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 1.5 million. The effect on shareholders’ equity of this change in the equity interest in APSA is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	824
Price paid for the non-controlling interest	(2,364)
Reserve created due to the acquisition recognized in the parent’s equity	(1,540)

Arcos del Gourmet S.A. (Arcos)

On June 7, 2013, the Group, through APSA, acquired an additional 1.815% equity interest of its controlled company Arcos, for a total amount of US$ 0.8 million. The amount recorded of the non-controlling interest in Arcos at the acquisition date was Ps. 7,357 (representing 11.815% of the ownership interest). The effect on shareholder´s equity of the parent of this change in the equity interest in Arcos is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	857
Price paid for the non-controlling interest	(4,544)
Reserve created due to the acquisition recognized in the parent’s equity	(3,687)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisition, dispositions and authorization pending approval (Continued)

Acquisition of equity interest in joint venture

On November 29, 2012, the Group, through APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)’s capital stock and votes for Ps. 32.0 million. Under the acquisition agreement, APSA is entitled to exercise joint control over EHSA. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this company together with Sociedad Rural Argentina (“SRA”) who owns the remaining 50%. Thus, APSA is the owner of an indirect interest of 25% in LRSA, whose main asset consists of an usufruct agreement on the Predio Ferial de Buenos Aires, located between Cerviño, Sarmiento, Santa Fé Avenues and Oro street, in the city of Buenos Aires (the “Predio Ferial”) entered into with SRA in 1999, owner of such Predio Ferial.

The fair value of the APSA’s investment in the joint venture was determined based on the fair value of EHSA’s net assets, with the rights of use being the main asset. APSA has allocated the price paid at the fair value of the net assets preliminary acquired based on the information available as of the closing date of these financial statements. Such fair value amounted to Ps. 15.2 million, which means a goodwill amount of Ps. 10.7 million recognized under the line “Investments in associates and joint venture” in the statement of financial position ended June 30, 2013 and a credit of Ps. 6.1 million, recognized under the line “Trade and other receivables” in the statement of financial position.

The fair value of the rights of use has been determined by the application of the discounted cash flow method. This estimate considered a discount rate that reflects the market assessments regarding uncertainties in terms of the cash flow amount and timing. The amount of net future cash flows was estimated based on the specific features of the property, the agreements in force, market information and future forecasts as of the valuation date. Net income forecasts, revenues growth rates and discount rates are among the most important assumptions used in the valuation.

Disposal of financial assets

During the year, the Group sold 17,105,629 ordinary shares of Hersha for a total amount of US$ 92.5 million. Consequently, as of the date of issuance of these Consolidated Financial Statements, the Group’s interest in Hersha’s capital stock decreased from 9.13% (at the beginning of the year) to 0.49%.

In November and December 2012, IRSA sold all of its shareholdings in NH Hoteles S.A. (138,572 shares for a consideration of € 0.38 million) and in NH Hoteles S.A. (387,758 shares for a total consideration of US$ 1.4 million).

In December 2012, IRSA sold all of its shareholdings in Metrovacesa F (1,238,990 shares for a consideration of € 2.7 million); Metrovacesa SM (229,995 shares for a total consideration of € 0.5 million) and Metrovacesa F (919,087 shares for a consideration of US$ 2.7 million).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Acquisition, dispositions and authorization pending approval (Continued)

Significant sales of investment properties

On August 31, 2012, IRSA signed the transfer deeds for the sale of certain functional units of the building “Libertador 498” of the Autonomous City of Buenos Aires. The total price of the transaction amounted to Ps. 15.0 million and was paid on the execution of the title conveyance deeds. This transaction generated a gain of Ps. 12.7 million.

On September 14, 2012, IRSA sold certain functional units on floors 18 and 19, as well as parking areas, of the building Bouchard 551. The total price of the transaction was US$ 8.5 million paid upon execution of the conveyance deed. This transaction generated a gain of Ps. 18.4 million.

On October 4 and 11, 2012, IRSA signed the transfer deed for the sale of several functional units (stores and parking spaces) of the building “Libertador 498”. The transactions price was set at Ps. 29.4 million, amount that had been completely collected. This transaction generated a gain of Ps. 24.9 million.

On January 8, 2013, IRSA sold certain functional units (stores and parking spaces) of the building “Costeros Dique IV”. The total price of the transaction was Ps. 9.2 million. This transaction generated a gain of Ps. 7.8 million.

On May 8, 2013, IRSA signed the transfer deed for the sale of the 17th floor and two parking units of the Building Maipú 1300 and two parking units of the building Libertador 498. The total price of the transaction was Ps. 7.8 million (US$ 1.5 million). This transaction generated a gain of Ps. 6.0 million.

On May 20, 2013, IRSA signed the transfer deed for the sale of the 6th floor, two parking units of the Building Maipú 1300 and two parking units of the building Libertador 498. The transaction price was set at Ps. 7.6 million (US$ 1.45 million), amount that had been completely collected. This transaction generated a gain of Ps. 6.0 million.

On June 28, 2013, IRSA signed the transfer deed for the sale of 4th, 5th and 6th floors and 56 parking units of the building Bouchard 551. The total price of the transaction was Ps. 148.7 million, equivalent to US$ 27.6 million. This transaction generated a gain of Ps. 108.0 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Acquisition, dispositions and authorization pending approval (Continued)

Acquisition of Rigby 183 LLC

On June 30, 2012, the Group held, through its subsidiary IMadison LLC, a 49% equity interest in the capital stock of Rigby 183 LLC (“Rigby”), a company that owns office buildings for rental at Madison Avenue 183, New York, USA. On November 27, 2012, the Group, through its subsidiary IRSA International LLC, acquired an additional equity interest of 25.5% in Rigby’s capital stock, thus taking control over said company. As a result of the acquisition, the Group expects to increase its footprint in the US real estate market. The goodwill from the acquisition, which amounts to Ps. 45.7 million, is attributable to the synergies expected to be achieved by combining the Group’s and Rigby’s operations.

The following chart shows the consideration paid by the Group, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

Consideration paid:	11.27.2012
Cash and cash equivalents	118,373
Total consideration paid	118,373
Fair value of the interest in Rigby’s equity held before the business combination	227,462
Total consideration	345,835
Recognized balances of acquired identifiable assets and assumed liabilities:
Cash and cash equivalents	499
Investment properties (Note 11)	679,219
Restricted assets (i)	11,818
Trade and other receivables	2,317
Borrowings	(252,834)
Trade and other payables	(12,081)
Deferred income tax liabilities (Note 28)	(26,103)
Total net identifiable assets	402,835
Non-controlling interest	(102,723)
Goodwill (Note 14)	45,723
Total	345,835

(i)	Corresponds to cash held in escrow as security deposits and taxes paid in advance by tenants.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Acquisition, dispositions and authorization pending approval (Continued)

The acquisition-related costs (which amount to Ps. 2.6 million) were charged under “General and Administrative Expenses” line in the statement of income.

The fair value of the investment property acquired is Ps. 679.2 million and was assessed by a qualified independent appraiser. The fair value of trade and other receivables amounts to Ps. 2.3 million, including trade receivables in the amount of Ps. 0.1 million. As of the acquisition date, the Group estimates that these receivables are recoverable. The fair value of the non-controlling interest in Rigby, an unlisted company, has been determined on a proportional basis to the fair value of net acquired assets.

The Group recognized gains of Ps. 124.1 million derived from the reassessment of the fair value of the 49% interest held in Rigby before the business combination. In addition, all cumulative currency translation gains (losses) accumulated in shareholders’ equity from the interest held in Rigby before the business combination (Ps. 12.9 million) were charged to income. These gains were disclosed under "Other operating results, net" line in the statement of income.

The revenues Rigby has generated since November 27, 2012 and that have been disclosed in the consolidated statement of income amount to Ps. 40.9 million. Rigby has also run a net gain of Ps. 8.1 million during said period. If Rigby had been included in the consolidation since July 1st, 2012, the Group´s consolidated income statement would have shown pro-forma revenues in the amount of Ps. 2,202.9 million and pro-forma net income of Ps. 297.5 million.

Disposal of joint ventures

On June 28, 2013, IRSA sold, assigned and transferred to Euromayor S.A. de Inversiones the 100% of its equity interest in Canteras Natal Crespo S.A., accounting for a 50% interest in that company’s capital stock for an aggregate amount of US$ 4.2 million; out of that amount, US$ 1.4 million was cashed in July 2013, with the balance being payable as follows: US$ 2.4 million on March 31, 2014 and US$ 0.4 million against delivery to IRSA of certain lots in the development to be carried out in Canteras Natal Crespo S.A.’s property. IRSA was granted a security interest on the 100% of Canteras Natal Crespo S.A.’s shares to secure payment of the remaining balance.

Disposal of subsidiaries

During the current year, the Company sold to Doneldon S.A. the 100% of Sedelor S.A.’s, Alafox S.A.’s and Codalis S.A.’s capital stock, all of them companies incorporated in the Republic of Uruguay. Then, the Company sold to Cresud the 100% of Doneldon S.A.’s capital stock.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Acquisition, dispositions and authorization pending approval (Continued)

Fiscal year ended June 30, 2012

Acquisition of associates

Bitania 26 S.A.

On December 12, 2011, the Group, through Ritelco S.A., acquired the 49% of the capital stock of Bitania 26 S.A., an Argentine- based company who owns “Esplendor Savoy Rosario” hotel in the city of Rosario, Province of Santa Fe. The purchase price was US$ 5.0 million and was paid in cash.

Acquisition of joint ventures

Nuevo Puerto Santa Fe S.A.

On August 18, 2011, the Group, through APSA, acquired the 50% of the capital stock of Nuevo Puerto Santa Fe S.A. (“NPSF”), an Argentine -based company which holds the right to use and exploit a shopping center located in the province of Santa Fe (“La Ribera Shopping”). The purchase price was US$ 4.5 million and will be payable in equal and consecutive monthly installments through February, 2013.

Acquisition of non-controlling interest

APSA

During the year ended June 30, 2012, the Group acquired an additional equity interest of 0.038% in  APSA for a total consideration of 0.8 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.4 million. The effect on shareholders’ equity of this change in the equity interest in APSA is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	350
Price paid for the non-controlling interest	(752)
Reserve recognized in the Shareholders´ equity	(402)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Acquisition, dispositions and authorization pending approval (Continued)

Arcos

On September 7, 2011, the Group, through APSA, acquired an additional 8.185% interest in its subsidiary Arcos for a total consideration of US$ 4.5 million. The carrying amount of the non-controlling interest in Arcos as of the date of the acquisition was Ps. 817 (representing 20% interest). The effect on shareholders´ equity of the parent of this change in the equity interest in Arcos is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	187
Price paid for the non-controlling interest	(16,207)
Reserve recognized in the Shareholders´ equity	(16,020)

Purchase of financial assets

Purchase of preferred shares and warrants Supertel Hospitality Inc.

On February, 2012, the Group, through its subsidiary Real Estate Strategies L.P., acquired 3 million of preferred shares and 30 million of warrants of Supertel for a total amount of US$ 30.0 million. Supertel is a Real Estate Investment Trust (REIT) that focuses its activity on medium class long-stay hotels and long-term stays. Supertel owns approximately 75 hotels in 21 states of the United States of America, which are managed by diverse operators and franchises, such as Comfort Inn, Days Inn, Sleep Inn and Super 8, among others.

The mentioned preferred shares accrue a fixed preferred dividend of 6.25% per annum and are convertible into 30 million common shares at a rate of 10 common shares for each preferred share. Subject to certain limitations, they can be exercised completely or partially at any time until February, 2017. Preferred shares grant the Group, the same politic rights as those of Supertel’s common shares.

Warrants grant the Group the right to acquire 30 million Supertel’s common shares at a fixed price of US$ 1.20 per share. Subject to certain limitations, these warrants can be exercised completely or partially at any time until February 2017.

As a holder of Preferred Shares, the Group has approximately 34% of the voting rights in Supertel's Shareholders' Meetings. Additionally, the Group is entitled to appoint up to 4 directors, out of a total of 9, and participates in the decision-making process of Supertel’s Executive Committee concerning the acquisition, disposal and administration of Supertel's real estate assets. However, under no circumstances may the Group hold an interest in Supertel of more than 34% of its capital stock and/or more than 34% of the voting rights in Supertel’s Shareholders’ Meetings.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.           Acquisition, dispositions and authorization pending approval (Continued)

In spite of the fact that the Group exerts significant influence on Supertel, neither the Preferred Shares nor the Warrants entitle the Group to the economic benefits of an equity interest in Supertel (the Group does not have any equity interest in Supertel). Therefore, the Preferred Shares and Warrants were recorded as financial assets and measured at fair value, and the resulting changes were disclosed in the statements of income, as required by IFRS 9.

When initially recognized, the consideration paid for the Preferred Shares and Warrants was allocated to both instruments, based on their respective fair values upon acquisition. The fair values of these instruments exceeded the price of the transaction and were assessed using a valuation method that incorporates unobservable market data. Given the fact that the fair value of these instruments was estimated by applying the mentioned method, the Group did not recognize a gain of US$ 7.9 million at the time of initial recognition.

Contribution to Don Mario S.G.R.

On June 29, 2012, the Group, through APSA, effectively made a contribution in the amount of Ps. 10,000 to Don Mario S.G.R., a reciprocal guarantee company under Argentine law. The SGRs are legal entities created for promoting financing for the small and medium business (PYMES) and for reactivating national economy. The SGRs are funded through the contributions of investors who, in turn, obtain tax benefits. The SGRs act in their capacity of guarantors for PYMES in relation to the borrowings they receive from financial institutions. The funds received are generally invested in fixed-term deposits by the SGRs. The Group has received five shares with a nominal value of Ps. 0.005. These shares are symbolic and merely represent the Group’s rights in the investment. These shares do not grant control or significant influence over the entity’s activities. APSA must maintain the investment in the SGR for a period of 2 years in order to make use of the tax benefit.

Acquisition of Cresud’s corporate notes

On March 10, 2011 and June 21, 2012, the Group through ERSA acquired Cresud S.A.C.I.F. y A.’s Non-convertible Notes for US$ 2.5 million and Ps. 13.74 million, respectively.

Additionally, on June 21, 2012, the Group through PAMSA acquired Cresud S.A.C.I.F. y A.’s Non-convertible Notes for a total amount of Ps. 19.2 million.

Acquisition of undeveloped land

Luján plot of land

On May 22, 2012, the Group through APSA acquired a plot of land of 115 hectares in Lujan, Province of Buenos, which was owned by Cresud S.A.C.I.F. y A for an amount of US$ 8.96 million, which has been fully paid as of June 30, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisition, dispositions and authorization pending approval (Continued)

Significant sale of investment properties

On October 17, 2011, the Group, through IRSA, sold certain functional units in the real property known as “Libertador 498” in the Autonomous City of Buenos Aires. The total transaction price amounted to US$ 2.5 million and was collected as of June 30, 2012. This transaction generated a gain of Ps. 7.9 million.

On October 25, 2011, the Group, through IRSA, sold the property “Thames” located in the province of Buenos Aires. The total transaction price amounted to US$ 4.7 million and was collected as of June 30, 2012. This transaction generated a gain of Ps. 14.7 million.

Likewise, the Group, though IRSA, sold in two separate transactions performed in March and May, 2012, all the functional units from the property known as "Museo Renault" at Figueroa Alcorta 3301 of the Autonomous City of Buenos Aires. The total price agreed amounted to US$ 11.7 million. In connection with the sale of corporate notes completed in May 2012, the amount of US$ 3.3 million was agreed upon to be paid in two annual mortgage-backed installments over a 12 month period, at an annual interest rate of 8.5%. The transactions mentioned above resulted in a gain of Ps. 40.4 million.

On June 16, 2012, the Group, through IRSA, sold and transferred a covered area of 4,703 square meters for offices and 46 car parking spaces and 4 complementary units to be used as storage units in the building identified as Yacht V and VI of the complex known as “Puerto del Centro”, located in Dique IV, Puerto Madero. The amount of the transaction was Ps. 69 million, which was paid by the buyer upon execution of the conveyance deed. The result for this transaction amounted to Ps. 53.7 million.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 41,193 square meters.

Transactions and authorizations pending

a)	Paraná plot of land

On June 30, 2009, the Group, through APSA, subscribed a Letter of Intent by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisition, dispositions and authorization pending approval (Continued)

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows: i) US$ 0.05 million had been settled as prepayment on July 14, 2009, ii) US$ 0.1 million was settled upon executing such agreement, and iii) US$ 0.35 million will be paid upon executing the title deed. The mentioned payments were recorded as an advance under “Trade and other receivables” line.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership would be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party evidences with a certified copy before the buying party that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A..

On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty (60) days as from the date the seller provides reliable notification to the buyer that the property is not subject to any levy, encumbrance, restrictions on ownership, except for the right of way already mentioned.  As of the balance sheet date, evidence of such notice has not been provided.

b)	Acquisition of a commercial center goodwill

The Group, through APSA, has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was US$ 1.3 million. Out of this total, US$ 0.05 million were paid. The mentioned payment was recorded as an advance under “Trade and other receivables” line.

This transaction was subject to certain conditions precedent, among which the Group through APSA should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, APSA should have started the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds of APSA's future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permissions and authorizations to be carried out in APSA's future units. At June 30, 2013, the two conditions have not been fulfilled.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Acquisition, dispositions and authorization pending approval (Continued)

Antitrust Law

Law No. 25,156, known as "Antitrust Law" as amended, prevents anticompetitive practices and requires administrative authorization for transactions that according to the Antitrust Law would lead to market concentration. According to this law, such transactions include mergers, acquisitions and/or transfers either of businesses or assets by which the acquirer controls or substantially influences another party. Transactions completed by entities with an annual sales volume of more than Ps. 200.0 million must be submitted to the Comisión Nacional de Defensa de la Competencia (hereinafter referred to as the "Antitrust Commission") for approval. Certain exemptions apply. Submissions may be filed either prior to the transaction or within a week after its completion. The Antitrust Commission may (i) authorize the transaction, (ii) condition the transaction to the accomplishment of certain acts, or (iii) reject the authorization.

In general, acquisitions effected by the Group are within the scope of the Antitrust Law. In these cases, the Group directly requests approval or notification as applicable. In other cases, the Group may request the Antitrust Commission to issue a prior statement about whether a particular transaction should be either notified or submitted for approval by the Group.

As of June 30, 2013, the following cases are pending resolution by the Antitrust Commission:

(i) The Group requested the Antitrust Commission to issue a statement about the Group's obligation to either notify or submit for approval the acquisition of the property formerly owned by Nobleza Piccardo S.A.I.C.y F.. The Antitrust Commission stated that the operation had to be notified. The Group appealed this decision. Subsequently, the Court of Appeals confirmed the Antitrust Commission's decision regarding the obligation to notify and, therefore, on February 23, 2012, local form F1 was filed, which is being processed as of the date these consolidated financial statements are issued.

(ii) On November 20, 2009, after the sale of the building named Edificio Costeros Dique II, the Group applied to the Antitrust Commission for a consultative opinion on whether the Company had to notify that transaction or not. The Antitrust Commission stated that there was an obligation to notify the situation. The Group appealed against this decision, but it was confirmed at court. As a consequence, on December 5, 2011, we notified the transaction, which was authorized through Resolution SCI No. 38, on April 30, 2013.

(iii) On June 16, 2012, the Group sold to Cabaña Don Francisco S.A. certain Costeros Dique IV´s functional units, to be used for office space, and complementary units to be used for parking. In addition, the Company assigned upon the purchaser all rights and interests arising from lease agreements involving the conveyed units. As a result, an advisory opinion was requested from the Antitrust Commission as to the need to report such transaction. As of the date of issuance of these financial statements, the Antitrust Commission is analyzing this decision.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management

Risk management principles and processes

The risk management function within the Group is carried out in respect of financial risks. Financial risks are risks arising from financial instruments to which the Group is exposed during or at the end of the reporting period. Financial risk comprises market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, liquidity risk and capital risk.

The Group’s diverse activities are exposed to a variety of financial risks in the normal course of business. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies.

The Group’s principal financial instruments comprise cash and cash equivalents, receivables, payables, interest bearing assets and liabilities, other financial liabilities, other investments and derivative financial instruments. The Group manages its exposure to key financial risks in accordance with the Group’s risk management policies.

The Group’s risk management policies are established to all its subsidiaries companies in order to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, comprising Senior Management and a member of Cresud’s Audit Committee (Parent of IRSA), which reviews and oversees management’s compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The principal risks and uncertainties facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

(a)	Market risk management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities and equity securities price risks, to the extent that these are exposed to general and specific market movements. The Group sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

The examples of sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rate and changes in foreign currency rates.

Foreign Exchange risk and associated derivative financial instruments

The Group publishes its consolidated financial statements in Argentine Pesos but conducts business in many foreign currencies. As a result, the Group is subject to foreign currency exchange risk due to exchange rate movements, which affect the Group’s transaction costs. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The real estate activities of the Group’s subsidiaries are primarily located in Argentina where the Argentine Peso is the functional currency. A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (Principally the Argentine Peso), thus not exposing the Group to foreign exchange risk. However, in the ordinary course of business, the Group transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US dollars. The Group´s net financial position exposure to the US dollar is managed on a case-by-case basis, by entering into different derivative instruments and/or by borrowing in foreign currencies. Exposure to other foreign currencies has not been significant to date.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The following table shows the Company’s US dollar-denominated net carrying amounts of its financial instruments broken down by the functional currencies in which the Group operates for the years ended June 30, 2013 and 2012. The amounts are presented in Argentine Pesos, the presentation currency of the Company:

	Net monetary position (Liability)/Asset	Net monetary position (Liability)/Asset
Functional currency	June 30, 2013	June 30, 2012
Argentine Peso	(951,829)	(1,546,228)
Uruguayan Peso	(40,859)	-
Total	(992,688)	(1,546,228)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would decrease profit before income tax for the years ended June 30, 2013 and 2012 for an amount of Ps. 99.3 and Ps. 154.6 million, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the statements of income.

This sensitivity analysis provides only a limited, point-in-time view of the foreign exchange risk sensitivity of certain of the Group’s financial instruments. The actual impact of the interest rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

On the other hand, the Group also uses derivatives, such as forward exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2013 and 2012 there are no future exchanges contract pending.

Interest rate risk

The Group is exposed to interest rate risk on its investments in debt instruments, short-term and long-term borrowings and derivative financial instruments.

The primary objective of the Group’s investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, the Group diversifies its portfolio in accordance with the limits set by the Group. The Group maintains a portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations and money market funds.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

Investments in both fixed rate and floating rate instruments carry varying degrees of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates. In general, longer dated securities are subject to greater interest rate risk than shorter dated securities. While floating rate securities are generally subject to less interest rate risk than fixed rate securities, floating rate securities may produce less income than expected if interest rates decrease. Due in part to these factors, the Group’s investment income may fall short of expectations or the Group may suffer losses in principal if securities that have declined in market value due to changes in interest rates are sold.

The Group’s interest rate risk principally arises from long-term borrowings (Note 25). Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

The Group occasionally manages its cash flow interest rate risk exposure by different hedging instruments, including but not limited to interest rate swap, depending on each particular case. For example, interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates or viceversa.

The interest rate risk policy is approved by the Board of Directors. Management analyses the Group’s interest rate exposure on a dynamic basis. Various scenarios are simulated, taking into consideration refinancing, renewal of existing positions and alternative financing sources. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. The scenarios are run only for liabilities that represent the major interest-bearing positions. Trade payables are normally interest-free and have settlement dates within one year. The simulation is done on a regular basis to verify that the maximum potential loss is within the limits set by management.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) for the fiscal years ended June 30, 2013 and 2012. All amounts are shown in thousands of Argentine Pesos, the Group’s presentation currency:

	June 30, 2013 Functional currency
Rate per currency	Argentine Peso	Uruguayan Peso	Dollar	Total
Fixed rate:
Argentine Peso	364,497	-	-	364,497
US Dollar	2,274,415	43,397	399,691	2,717,503
Subtotal fixed-rate borrowings	2,638,912	43,397	399,691	3,082,000
Variable rate:
Argentine Peso	567,319	-	-	567,319
US Dollar	43,339	-	-	43,339
Subtotal variable-rate borrowings	610,658	-	-	610,658
Total borrowings as per analysis	3,249,570	43,397	399,691	3,692,658
Finance leases	2,513	-	-	2,513
Total borrowings as per statement of financial position	3,252,083	43,397	399,691	3,695,171

	June 30, 2013
	Functional currency
Rate per currency	Argentine Peso	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	51,382	-	51,382
US Dollar	2,096,324	35,700	2,132,024
Subtotal fixed-rate borrowings	2,147,706	35,700	2,183,406
Variable rate:
Argentine Peso	398,829	-	398,829
US Dollar	-	22,635	22,635
Subtotal variable-rate borrowings	398,829	22,635	421,464
Total borrowings as per analysis	2,546,535	58,335	2,604,870
Finance leases	1,424	-	1,424
Total borrowings as per statement of financial position	2,547,959	58,335	2,606,294

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would decrease profit before income tax for the years ended June 30, 2013 and 2012, in Ps. 6.1 and Ps. 4.2 million, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

The table below shows the Group´s sensitivity to interest rate risks. All amounts are shown in thousands of Argentine Pesos.

	June 30, 2013
	Functional currency
Rate per currency	Argentine Peso	Uruguayan Peso	Total
Variable rate:
Argentine Peso	5,673	-	5,673
US dollar	433	-	433
Total effects on Profit before income tax	6,106	-	6,106

	June 30, 2012
	Functional currency
Rate per currency	Argentine Peso	Uruguayan Peso	Total
Variable rate:
Argentine Peso	3,988	-	3,988
US Dollar	-	226	226
Total effects on Profit before income tax	3,988	226	4,214

The sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group’s financial instruments. The actual impact of the interest rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Other price risk

The Group is exposed to equity securities price risk or derivative financial instruments because of investments held in entities that are publicly traded (TGLT, Hersha and Supertel) which are classified on the consolidated statements of financial position at “fair value through profit or loss”. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

As of June 30, 2013 and 2012 the total value of Group´s investments in shares of public companies amounts to Ps. 18.2 million and Ps. 65.6 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

The table below shows the Group’s sensitivity to equity securities price risk. The Group estimates that, other factors being constant, a 10% decrease in equity securities quoted prices at year-end would decrease profit before income tax for the years ended June 30, 2013 and 2012 for an amount of Ps. 2.4 and Ps. 6.6, respectively. As follows:

Decrease profit before income tax (in millions)
Company	June 30, 2013
TGLT	5.7
Hersha	3.0
Dolphin Fund Plc.	1.7
Supertel	13.9
Total	24.3

Decrease profit before income tax (in millions)
Company	June 30, 2012
TGLT	6.5
Hersha	43.3
Supertel	15.8
Total	65.6

An increase of 10% on these prices would have an equal and opposite effect in the statement of income.

This sensitivity analysis provides only a limited, point-in-time view of the price risk sensitivity of certain of the Group’s equity securities. The actual impact of the price changes on the equity securities may differ significantly from the impact shown in the sensitivity analysis.

(b)	Credit Risk Management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit limits have been established to ensure that the Group deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group.

The Group is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables. Credit risk is managed on a country-by-country basis. Each local entity is responsible for managing and analyzing the credit risk.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

The Group’s policy is to manage credit exposure to deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high credit quality. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statements of financial position.

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counterparty. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that the Group has with that counterparty. The credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

The Group’s policy is to manage credit risks associated with trade and other receivables within defined trading limits. All Group’s significant counterparties have internal trading limits.

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping centers, office and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). The Group has a large customer base and is not dependent on any single customer.

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 95.9%, 90.5% and 71.5% of the Group’s total trade receivables as of June 30, 2013 and 2012 and as of July 1, 2011, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping center, office and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any losses from non-performance by these counterparties. See details in Note 18.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

On the other hand, property receivables related to the sale of trading properties represent 1.9%, 5.7% and 10.2% of the Group’s total trade receivables as of June 30, 2013 and 2012 and July 1, 2011, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

(c)	Liquidity risk management

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and statements of financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

The Group monitors its current and projected financial position using several key internally generated reports: cash flow; debt maturity; and interest rate exposure. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

The Group’s debt and derivative positions are continually reviewed to meet current and expected debt requirements. The Group maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with Group’s needs, by spreading the repayment dates and extending facilities, as appropriate.

The tables below show financial liabilities, including Group’s derivative financial liabilities groupings based on the remaining period at the statements of financial position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statements of financial position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statements of financial position, as the impact of discounting is not significant. The tables include both interest and principal flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at each reporting date.

At June 30, 2013	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	586,630	66,992	30,354	32,429	19,306	735,711
Borrowings (excluding finance lease liabilities)	1,389,125	334,475	278,468	1,534,523	1,466,875	5,003,466
Finance leases	1,243	1,270	-	-	-	2,513
Total	1,976,998	402,737	308,822	1,566,952	1,486,181	5,741,690

At June 30, 2012	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	203,151	136,294	-	410	1,334	341,189
Borrowings (excluding finance lease liabilities)	521,826	387,821	180,960	176,499	2,360,094	3,627,200
Finance leases	1,060	149	123	107	107	1,546
Total	726,037	524,264	181,083	177,016	2,361,535	3,969,935

At July 1, 2011	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	321,460	6,647	605	605	605	329,922
Borrowings	662,960	460,744	207,787	334,715	2,365,468	4,031,674
Derivative financial instruments	8,353	-	-	-	-	8,353
Total	992,773	467,391	208,392	335,320	2,366,073	4,369,949

(d)	Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 25. The Group’s equity is analyzed into its various components in the statements of changes in equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

The Group seeks to manage its capital requirements to maximize value through the mix of debt and equity funding, while ensuring that Group entities continue to operate as going concerns, comply with applicable capital requirements and maintain strong credit ratings.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (i.e. debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure that (i) sufficient funds and financing facilities are available to implement the Group’s property development and business acquisition strategies, (ii) adequate financing facilities for unforeseen contingencies are maintained, and (iii) distributions to shareholders are maintained within the Group’s dividend distribution policy. The Group also protects its equity in assets by taking out insurance.

The Group’s strategy is to maintain key financing metrics (net debt to total equity ratio or gearing and debt ratio) in order to ensure that asset level performance is translated into enhanced returns for shareholders whilst maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following table details the Group’s key metrics in relation to managing its capital structure.

	06.30.2013	06.30.2012	07.01 2011
Gearing ratio (i)	54.13%	46.16%	43.70%
Debt ratio (ii)	84.07%	70.82%	63.69%

(i) Calculated as total (of current and non-current borrowings) divided by total (current borrowings and non-current borrowings plus equity). Share of joint ventures is not considered in the calculation.

(ii) Calculated as total current and non-current borrowings over total properties (including trading properties, properties plants and equipment and property investments). Share of joint ventures is not considered in the calculation.

5.1           Other non-financial risks

Property risk

There are several risks affecting the Group’s property investments. The composition of the Group’s property portfolio including asset concentration and lot size may impact liquidity and relative property performance. The Group has a large multi-asset portfolio and monitors its concentration and average property lot size.

A change in trends and economic conditions causes shifts in customer demands for properties with impact on new lettings, renewal of existing leases and reduced rental growth. Also changes increase risk of tenant insolvencies. The Group conducts several actions to mitigate some of these risks whenever possible. The variety of asset types and geographical spread as well as a diversified tenant base, with monitoring of its concentration, helps mitigating these risks.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Financial risk management (Continued)

The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located, the intrinsic attractiveness of it, the flow of people, the level of sales of each shopping center rental unit, the increasing competition from internet sales, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its tenants are unable to pay their higher rent obligations due to the increase in expenses. Argentine Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half month rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds during the second year of the lease. The exercise of such rescission rights could materially and adversely affect the Group.

Risks associated with development properties activities include the following: the potential abandonment of development opportunities; construction costs exceeding original estimates, possibly making a project uneconomical; occupancy rates and rents at newly completed projects may be insufficient to make the project profitable. On the other hand, the Group’s inability to obtain financing on favorable terms for the development of the project; construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs; and the Group’s inability to obtain, or the delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations; preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions; prices for residential units may be insufficient to cover development cost. The Group also takes several actions to monitor these risks and respond appropriately whenever it is under its control. The Group has in-house property market research capability and development teams that monitor development risks closely. The Group generally adopts conservative assumptions on leasing and other variables and monitors the level of committed future capital expenditure on development programs relative to the level of undrawn facilities.

The Group’s hotel properties face specific risks as well. The success of the Group’s hotel properties will depend, in large part, upon the Group’s ability to compete in areas such as access, location, quality of accommodations, room rate structure and the quality and type of services offered. The Group’s hotels may face additional competition if other companies decide to build new hotels or improve their existing hotels such that they are more attractive to potential guests. In addition, their profitability depends on (i) the Group’s ability to form successful relationships with international operators to run the hotels; (ii) changes in travel patterns, including seasonal changes; and (iii) taxes and governmental regulations which influence or determine wages, prices, interest rates, construction procedures and costs.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Critical accounting estimates, assumptions and judgments

The Group’s significant accounting policies are stated in Note 2. Not all of these significant accounting policies require management to make subjective or complex judgments or estimates. The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimations involved in their application and their impact on the consolidated financial statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

6.1.           Critical accounting estimates and assumptions

(a)	Business combinations – purchase price allocation

The acquisition of subsidiaries is accounted for using the purchase method. Accounting for business combinations requires the determination of the fair value of the various assets and liabilities of the acquired business. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. These assumptions may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

(b) Impairment testing of goodwill, other non-current assets and calculation of fair value

As of the closing date, the Group reviews the carrying amounts of property, plant and equipment, finite-life intangible assets and investment property in order to identify if there are events or circumstances that indicate a decline in the recoverable amount of these assets. The indications that must be taken into account in the analysis are, among other points, physical damage or significant changes to the manner in which the asset is used, worse than expected economic performance or a drop in revenues. When the asset does not generate independent cash flows from others assets, the Group estimates the recoverable value of the cash-generating unit to which the asset relates.

Goodwill and intangibles assets that are not amortized but they are tested for impairment on an annual basis, or more frequently if there is an indication of impairment. For the purposes of the impairment testing, goodwill is to be allocated since acquisition among each of the cash generating units or groups of cash generating units that are expected to benefit from the synergies of the respective business combinations, regardless of the allocation of other assets or liabilities owned by the acquired entity to these cash-generating units or groups of cash-generating units.

If the recoverable value of an asset or cash-generating unit is lower than its carrying value, the carrying value of the asset or cash-generating unit is thus written down to its recoverable value. Impairment losses are immediately recorded in the statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Critical accounting estimates, assumptions and judgments (Continued)

Given the nature of the Group’s assets and activities, most of its individual assets do not generate cash flows independently from the CGU. Therefore, the Group estimates the recoverable value of the CGU for the purposes of the impairment test. Generally, each business center, office building and undeveloped property is generally considered as an independent CGU.

There was no indication of impairment for any of the reported years. Therefore, the Group carried out impairment tests only on such cash-generating units to which goodwill was allocated and/or a not amortized intangible asset.

The following table shows the amounts corresponding to goodwill and to non-current assets other than the goodwill of cash-generating units with allocated goodwill for fiscal years ended June 30, 2013 and 2012 and as of the transition date, July 1, 2011.

Cash-generating unit	Country	Segment	Valuation method	06.30.2013	06.30.2012	07.01.2011
Madison	U.S.A.	International	Discounted cash flows	51,069	-	-
Torre Bank Boston	Argentina	Offices and other	Market comparable	5,481	5,481	5,481
Museo Renault	Argentina	Offices and other	Market comparable	-	-	2,951
Arcos del Gourmet	Argentina	Shopping Center Properties	Discounted cash flows	20,873	20,873	20,873
Conil	Argentina	Shopping Center Properties	Market comparable	343	343	343
Value at year end of non-current assets other than goodwill (i)				1,024,198	167,272	151,597
Total assets allocated to Cash-generating units				1,101,964	193,969	181,245

(i) Non-current assets include investment properties (principally shopping centers and offices), property, plant and equipment, intangible assets and net working capital.

The Group carried out the impairment test on these CGUs on the basis of the use for use model less the cost of sale and concluded that no impairment should be recognized on the value of these assets for any of the reported years.

In the segments “International”, "Offices and others” and “Shopping centers” the Group uses the fair value of investment property estimated by independent appraisers. The involvement of an independent appraiser is mandatory according to Resolution No. 576/10 of the CNV.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Critical accounting estimates, assumptions and judgments (Continued)

The Group applies two valuation methods in order to estimate fair value for the impairment test and/or to be disclosed in the notes to the financial statements, namely: discounted cash flows and market comparable.

Under the discounted cash flows model, independent appraisers estimate net future cash flows, based on the specific features of each property (location, sales, occupation, turnout, useful life, among others), the agreements in force, market information and future forecasts as of the valuation date. Net income forecasts, revenues growth rates are among the most important assumptions used in the valuation. This estimate also considers the discount rates that reflect the market assessments regarding uncertainties in terms of the cash flow amount and timing. Any inaccuracy in the most sensitive assumptions used by the appraisers may result in differences in the fair value of the Group’s property.

In the model of sales comparison approach (or market comparable), apply the sale prices of comparable properties located nearby, which are adjusted by the differences in the most significant features of such property, such as, size and condition. The most relevant data included in this method is the price per square meter.

The following table details the models used for each segment:

	2013	2012	2011
Shopping Center Properties	Discounted cash flows	Discounted cash flows	Discounted cash flows
Offices and other	Market comparable	Discounted cash flows	Discounted cash flows
International	Discounted cash flows	-	-
Sales and developments	Market comparable	Market comparable	Market comparable

Management believes these assumptions are conservative and that any reasonable change in the same would not increase the book value of the CGU so as to exceed its recoverable value.

(c) Trading properties

Trading properties comprises those properties either intended for sale or in the process of construction for sale. Trading properties are carried at the lower of cost and net realizable value. On each development, judgment is required to assess whether the cost of land and any associated construction work in progress is in excess of its net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less costs to completion and estimated selling expenses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Critical accounting estimates, assumptions and judgments (Continued)

The estimation of the net realizable value of the Group’s trading properties under development is inherently subjective due to a number of factors, including their complexity, size, the expenditure required and timescales to completion. In addition, as a result of these timescales to completion, the plans associated with these developments could be subject to significant variation. As a result, the net realizable values of the Group’s trading properties are subject to a degree of uncertainty and are made on the basis of assumptions that may be inaccurate.

If these assumptions prove to be so, this may have an impact on the net realizable value of the Group’s trading properties, which would in turn have an effect on the Group’s financial condition.

(d) Fair value of derivatives and other financial instruments

Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at statements of financial position.

(e) Allowances for trade receivables

As described on Note 2.17., the Group makes some estimation in order to calculate the Allowance for trade receivables. If the amount estimated differs to the present value, actual write-offs would be more/less than expected.

6.2           Critical judgments in applying of Group’s accounting policies

Income taxes

The Group is subject to income taxes in different jurisdictions. Significant judgment is required in determining the overall provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Critical accounting estimates, assumptions and judgments (Continued)

In assessing the realizability of deferred tax assets, the Group considerswhether it is probable that some portion or all of the deferred tax assets will not be realized. In order to make this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. See details on Note 28.

7.	Segment information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the Group’s Executive Committee (Chief Operating Decision Maker, “CODM”), without prejudice of the powers and responsibilities of the management body, that is the Board of Directors, in deciding how to allocate resources and in assessing performance. The Executive Committee evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the Executive Committee and subsequently informed for these purposes to the top management body that is the Group's Board of Directors. In turn, the Board of Directors’ management is assessed by the Shareholders’ Meeting, which is the governance body.

Operating segments identified are disclosed as reportable segments if they meet any of the following quantitative thresholds:

•
The operating segment’s reported revenue, including both sales to external customers and inter-segment sales or transfers, is ten per cent or more of the combined revenue, internal and external, of all operating segments;

•	The absolute amount of its reported profit or loss is ten per cent or more of the greater, in absolute amount, of:

o	the combined reported profit of all operating segments that do not report a loss; and

o	the combined reported loss of all operating segments that report a loss.

•	Its assets are ten per cent or more of the combined assets of all operating segments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.           Segment information (Continued)

As well as this, the operating segments that do not meet any of the quantitative thresholds may be considered as reportable segments if the management estimates that this information could be useful for the users of the financial statements.

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75% of the total Group’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Group’s consolidated external revenue is included in reportable segments. Once the 75% of the Group’s consolidated external revenue is included in reportable segments, the remaining operating segments may be aggregated in the “All other segments” column.

Segment information has been prepared and classified according to different types of businesses in which the Group conducts its activities. The Group operates in an area of “Investment and Development Properties business” which comprises the following segments:

•
The “Shopping Centers” segment includes the operating results of the Group’s shopping centers portfolio principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping centers of the Group.

•	The “Offices and others” segment includes the operating results of the Group’s lease and service revenues of office space and other service revenues related to the office activities.

•	The “Sales and Development” segment includes the operating results of the sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance.

•	The “Hotels” segment includes the operating results of the Group’s hotels mainly comprised of room, catering and restaurant revenues.

•	The “International” segment includes profit or loss on investments in companies that mainly operate in the United States in relation to the lease of office buildings and hotels in that country.

•	The “Financial operations and others” segment primarily includes the financial activities carried out by the associate Tarshop S.A. and Grupo Banco Hipotecario S.A., among others.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Segment information (Continued)

Below is an analysis of the segments of the Group for the fiscal years ended June 30, 2013 and 2012:

	June 30, 2013
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues (i)	1,622,346	291,123	141,996	225,836	40,905	1,203	2,323,409
Costs	(765,849)	(118,561)	(106,399)	(168,283)	(33,494)	(907)	(1,193,493)
Gross Profit	856,497	172,562	35,597	57,553	7,411	296	1,129,916
Gain from disposal of investment properties	-	-	183,767	-	-	-	183,767
General and administrative expenses	(66,476)	(34,876)	(32,901)	(49,337)	(13,158)	(250)	(196,998)
Selling expenses	(58,908)	(11,360)	(16,455)	(28,807)	-	(1,588)	(117,118)
Other operating income, net	(45,020)	(901)	6,342	(369)	135,082	(3,363)	91,771
Profit / (Loss) from operations	686,093	125,425	176,350	(20,960)	129,335	(4,905)	1,091,338
Share of profit / (loss) of associates and joint ventures	-	(2,514)	2,329	83	(82,552)	62,574	(20,080)
Segment Profit / (Loss)	686,093	122,911	178,679	(20,877)	46,783	57,669	1,071,258

Investment properties	2,233,272	799,644	376,691	-	744,587	-	4,154,194
Property, plant and equipment	17,385	23,027	3,972	168,202	199	-	212,785
Trading properties	-	-	129,049	-	80,461	-	209,510
Goodwill	1,667	9,392	-	-	51,069	-	62,128
Inventories	10,002	-	463	5,962	-	-	16,427
Investments in associates and joint ventures	-	23,385	32,759	21,339	802	1,081,190	1,159,475
Operating assets (ii)	2,262,326	855,448	542,934	195,503	877,118	1,081,190	5,814,519

(i)	From all of the Group’s revenues, Ps. 2.283 million is originated in Argentina and Ps. 41 million in United States.
(ii)
From all of the Group´s assets included in the segment, Ps. 4.937 million is located in Argentina and Ps. 877 million in other countries, principally in United States for Ps. 800 and Uruguay for Ps. 77 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Segment information (Continued)

	June 30, 2012
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban properties and Investments
Revenues (i)	1,321,589	253,972	162,750	170,012	-	4,836	1,913,159
Costs	(628,474)	(95,007)	(114,191)	(117,580)	-	(1,687)	(956,939)
Gross profit	693,115	158,965	48,559	52,432	-	3,149	956,220
Gain from disposal of investment properties	-	-	116,689	-	-	-	116,689
General and administrative expenses	(56,863)	(36,897)	(36,473)	(37,375)	(8,838)	(296)	(176,742)
Selling expenses	(44,175)	(10,049)	(21,136)	(22,788)	-	2,157	(95,991)
Other operating results, net	(23,126)	(6,302)	(6,820)	(1,526)	43	736	(36,995)
Profit / (Loss) from operations	568,951	105,717	100,819	(9,257)	(8,795)	5,746	763,181
Share of profit / (loss) of associates	-	-	1,046	(134)	(76,840)	90,694	14,766
Segment Profit / (Loss)	568,951	105,717	101,865	(9,391)	(85,635)	96,440	777,947

Investment properties	2,148,711	980,178	362,175	-	-	-	3,491,064
Property, plant and equipment	15,989	26,359	4,164	181,322	199	-	228,033
Trading properties	-	-	240,812	-	61,444	-	302,256
Goodwill	1,667	9,392	-	-	-	-	11,059
Inventories	10,394	-	474	4,791	-	-	15,659
Investments in associates	-	-	28,727	21,256	118,326	1,048,536	1,216,845
Total segment assets (ii)	2,176,761	1,015,929	636,352	207,369	179,969	1,048,536	5,264,916

(i)	The Group’s revenues are entirely originated in Argentina.
(ii)
From all of the Group´s assets included in the segment, Ps. 5,080 million is located in Argentina and Ps. 180 million in other countries, principally in United States for Ps. 118 and Uruguay for Ps. 62 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.           Segment information (Continued)

The shopping center properties of the Group are all located in Argentina, the country of domicile of the Group. The Group’s offices and other rental properties are all located in Argentina. Mainly, the Group’s trading properties are also located in Argentina. Both office buildings located in the United States belonging to the Group’s companies are disclosed in the “International” column. The Group’s hotels are also located in Argentina. The Group’s trading properties are located in Argentina and Uruguay.

Operating results of Joint ventures operations from Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A. are presented under the method of proportionate consolidation. Under this method, the income/loss generated by joint businesses is reported in the income statements line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the statement of income. Therefore, the proportional consolidation method is used by the Group’s Executive Committee to assess and understand the return and the results of operations of the business as a whole.

The Group’s Executive Committee evaluates performance of business segments based on segment profit defined as profit or loss from operations before financing and taxation. The accounting principles applied for the reporting of segment information are the same as the ones used for the preparation of the consolidated financial statements, except for the Group’s share of profit or loss of joint ventures as discussed in the segment tables above. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

The following tables present a reconciliation between the total results of operations of segment information and the results of operations as per the statements of income. The adjustments are related to the presentation of the results of joint ventures on an equity accounted basis under IFRS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Segment information (Continued)

	June 30, 2013
	As per Total Segment	Adjustment for share of profit / (loss) of joint ventures	As per Statement of Income
Revenues	2,323,409	(136,229)	2,187,180
Costs	(1,193,493)	105,882	(1,087,611)
Gross profit	1,129,916	(30,347)	1,099,569
Gain from disposal of investment properties	183,767	-	183,767
General and administrative expenses	(196,998)	2,157	(194,841)
Selling expenses	(117,118)	10,993	(106,125)
Other operating results, net	91,771	1,497	93,268
Profit from operations Before Share of Profit / (loss) of Associates and Joint Ventures	1,091,338	(15,700)	1,075,638
Share of profit / (loss) of associates and joint ventures	(20,080)	12,689	(7,391)
Segment profit Before Financing and Taxation	1,071,258	(3,011)	1,068,247

	June 30, 2012
	As per Total Segment	Adjustment for share of profit / (loss) of joint ventures	As per Statement of Income
Revenues	1,913,159	(122,843)	1,790,316
Costs	(956,939)	98,281	(858,658)
Gross profit	956,220	(24,562)	931,658
Gain from disposal of investment properties	116,689	-	116,689
General and administrative expenses	(176,742)	2,395	(174,347)
Selling expenses	(95,991)	11,218	(84,773)
Other operating results, net	(36,995)	4,549	(32,446)
Profit from operations Before Share of Profit / (loss) of Associates and Joint Ventures	763,181	(6,400)	756,781
Share of profit / (loss) of associates and joint ventures	14,766	(3,106)	11,660
Segment profit Before Financing and Taxation	777,947	(9,506)	768,441

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.           Segment information (Continued)

Total segment assets are allocated based on the operations of each segment and the physical location of them. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statements of financial position under IFRS show the net investment in these joint ventures as a single item.

The reconciliation between total assets included in segment information and the assets as per the statements of financial position is as follows:

	June 30, 2013	June 30, 2012
Total reportable assets as per Segment Information	5,814,519	5,264,916
Investment properties	(161,664)	(215,838)
Property, plant and equipment	(112)	-
Trading properties	(19,396)	(125,433)
Goodwill	(5,235)	(5,235)
Inventories	(106)	-
Investment in associates and joint ventures	264,461	228,970
Total assets as per the Statement of Financial Position	5,892,467	5,147,380

During the years ended June 30, 2013 and 2012, revenues attributable to the segment “Offices and Other” include Ps. 34,229 and Ps. 32,392, which account for 12% and 13% of the total revenues derived from that segment during each year, respectively, pertaining to a particular tenant.

8.	Information about subsidiaries

 General Information

The Group conducts its business through several operating and holding subsidiaries. See breakdown of Group, their percentage of ownership interest, materiality criteria and other relevant information on the Group’s subsidiaries in Note 2.3.(a).

See note 4 for information about acquisitions and disposals of subsidiaries performed during the fiscal years ended June 30, 2013 and June 30, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.           Information about subsidiaries (Continued)

Restrictions, commitments and other matters in respect of subsidiaries

According to Argentina´s laws 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s subsidiaries under this law have not reached the legal capped amounts. Dividends distribution of Group´s subsidiaries are on the basis of their separate financial statement.

APSA

Arcos del Gourmet

 The Group committed with the Government of the City of Buenos Aires to execute the works for Arcos del Gourmet S.A.. The works at Arcos del Gourmet S.A. as of June 30, 2013 and 2012 amount to Ps. 56,305 and Ps. 17,762, respectively.

At June 30, 2013, contractual obligations mainly correspond to constructions regarding this project and amount to Ps. 227.3 million. The project is expected to be completed in November 2013.

Shopping Neuquén

The Group entered into an agreement with the Municipality of Neuquén whereby it agreed to build all the Shopping Center in a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes. Such agreement was approved by Decree N° 0572 issued by the Municipality of Neuquén on June 8, 2012. If the Group fails to comply with the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary, including to request the return of the plots of the Shopping Center acquired previously to the Municipality. As of June 30, 2013 and 2012 and as of July 1, 2011 the works at Shopping Neuquén S.A. amount to Ps. 36,059, Ps. 9,126 and Ps. 4,467, respectively.

At June 30, 2013, contractual obligations mainly correspond to constructions regarding this project and amount to Ps. 205 million. The project is expected to be completed in September, 2014.

Rigby

The Group guarantees the loan agreement of Rigby up to its interest in its subsidiaries. The loan has an outstanding principal balance of US$ 75 million as of June 30, 2013.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Information about subsidiaries (Continued)

Information about subsidiaries with material non-controlling interests

Set out below are the summarized financial information for the subsidiaries that have non-controlling interests that are considered material to the Group:

Summarized statements of financial position

	PAMSA			RIGBY
	06.30.2013	06.30.2012	07.01.2011	06.30.2013	06.30.2012	07.01.2011
ASSETS
Total Non-current assets	516,785	554,274	570,337	761,997	-	-
Total Current assets	191,869	118,044	63,809	18,088	-	-
TOTAL ASSETS	708,654	672,318	634,146	780,085	-	-
LIABILITIES
Total Non-current liabilities	17,456	16,829	18,412	439,432	-	-
Total Current liabilities	58,681	41,075	32,620	5,961	-	-
TOTAL LIABILITIES	76,137	57,904	51,032	445,393	-	-
NET ASSETS	632,517	614,414	583,114	334,692	-	-

Summarized statements of income and statements of comprehensive income

	PAMSA		RIGBY
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Revenues	206,792	163,536	40,905	-
Profit before income tax	98,653	63,635	8,125	-
Income tax expense	(34,702)	(22,335)	-	-
Profit for the year	63,951	41,300	8,125	-
Other comprehensive income	-	-	39,952	-
Total comprehensive income for the year	63,951	41,300	48,077	-
Profit attributable to non-controlling interest	12,790	8,260	2,072	-
Dividends paid to non-controlling interest	9,170	2,000	28,499	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Information about subsidiaries (Continued)

Summarized statement of cash flows

	PAMSA		RIGBY
	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Net cash generated by operating activities	113,490	93,281	7,807	-
Net cash used in investing activities	(91,033)	(52,714)	(1,749)	-
Net cash used in financing activities	(41,814)	(12,614)	3,909	-
Net increase in cash and cash equivalents	(19,357)	27,953	9,967	-
Foreign exchange gain on cash and cash equivalents	888	1,446	1,039	-
Cash and cash equivalents at the beginning of the year	29,885	486	486	-
Cash and cash equivalents at end of year	11,416	29,885	11,492	-
The information above is the amount before inter-company eliminations.

9.	Interests in joint ventures

General information

The accounting policy used by the Group to value its interest in joint ventures, materiality criteria and other relevant information concerning these investments are described in Note 2.3 (e).

See Note 4 for information about acquisitions and disposals of joint ventures performed during the fiscal years ended June 30, 2013 and 2012.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

The table below lists the Group’s investments and the values of interests in joint ventures for the fiscal years ended June 30, 2013 and 2012, and July 1, 2011, as well as the Group’s interest in comprehensive income of such companies as of June 30, 2013 and 2012:

				% of ownership interest held
Name of the entity	Place of business / country of incorporation	Main activity	Nature of the relationship	At June 30, 2013	At June 30, 2012	At July 1st, 2011
Quality Invest S.A.	Argentina	Real estate	(2)	50%	50%	50%
Nuevo Puerto Santa Fe S.A.	Argentina	Real estate	(3)	50%	50%	-
Canteras Natal Crespo S.A.	Argentina	Real estate	(4)	-	50%	50%
Cyrsa S.A. (1)	Argentina	Real estate	(5)	50%	50%	50%
Puerto Retiro S.A. (1)	Argentina	Real estate	(6)	50%	50%	50%
Baicom Networks S.A.	Argentina	Real estate	(7)	50%	50%	50%
Entertainment Holdings S.A	Argentina	Real estate	(8)	50%	-	-

(1)	Considered material to the Group.
(2)
Quality Invest S.A. (“Quality”) is a joint venture between the Group and Efesul S.A., and is a company engaged in the exploitation of the San Martín premises (formerly owned by Nobleza Piccardo S.A.I.C. y F.).

(3)
Nuevo Puerto Santa Fe S.A. (“NPSF”) is a joint venture between the Group and Grainco S.A., an Argentinian company. The Investment consists of the right to use and operate a shopping center in the province of Santa Fe (“La Ribera Shopping”) (See Note 4).

(4)
On June 28, 2013 IRSA sold, assigned and transferred to Euromayor S.A. de Inversiones the 100% of its interest in Canteras Natal Crespo S.A. This represents the 50% of Canteras Natal Crespo S.A.’s share capital (See Note 4).

(5)
Cyrsa S.A. (“Cyrsa”) is a joint venture between the Group and Cyrela Brazil Realty S.A. Empreendimentos e Participaçoes, Brazilian corporation, engaged in developing a residential apartment complex known as "Horizons" in the Northern part of Greater Buenos Aires.

(6)	Puerto Retiro S.A. ("Puerto Retiro") is a joint venture between the Group and Havord Corporation N.V.. Puerto Retiro owns an undeveloped parcel of land.
(7)	Baicom Networks S.A. (“Baicom”) is a joint venture between the Group and Hector Masoero, Octopus S.A. and Rafael Garfunkel. Baicom owns an undeveloped parcel of land.
(8)
Entertainment Holdings S.A. is a joint venture which principal assets is an indirect interest of 25% in La Rural S.A. (“LRSA”), engaged in the exploitation of the exhibition grounds in Buenos Aires (See Note 4).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

	Value of Group´s interest in equity			Group´s interest in comprehensive income
Name of the entity	At June 30, 2013	At June 30, 2012	At July 1st, 2011	At June 30, 2013	At June 30, 2012
Quality Invest S.A.	64,246	38,594	25,168	(3,056)	(23,921)
Nuevo Puerto Santa Fe S.A.	21,982	20,503	-	2,729	(254)
Canteras Natal Crespo S.A.	-	5,914	6,434	(870)	(1,235)
Cyrsa S.A.	129,627	113,729	110,690	15,898	3,039
Puerto Retiro S.A.	44,905	46,339	47,350	(1,434)	(1,080)
Baicom Networks S.A.	3,701	3,891	4,024	(580)	(328)
Entertainment Holdings S.A	23,385	-	-	(2,514)	-
	287,846	228,970	193,666	10,173	(23,779)

The shares in these joint ventures are not publicly traded, so they have no listed market price available.

Evolution of Group´s investments in joint ventures for the fiscal years ended June 30, 2013 and 2012, was as follow:

	June 30, 2013	June 30, 2012
Beginning of the year	228,970	193,666
Acquisition of joint ventures	25,899	43,038
Capital contribution	29,828	16,045
Disposal of joint ventures	(5,774)	-
Cash dividends	(1,250)	-
Share of profit / (loss)	10,173	(23,779)
End of the year	287,846	228,970
(i)	During the year, the Group cashed dividends from Nuevo Puerto Santa Fe in the amount of Ps. 1.3 million.

Restrictions, commitments and other matters in respect of joint ventures

According to Argentina´s laws 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal capped amounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

Quality Invest S.A.

In March, 2011, Quality purchased an industrial plant owned by Nobleza Piccardo S.A.I.C y F. ("Nobleza"), a major tobacco company in Argentina. The industrial plant is located in San Martin, Province of Buenos Aires, and is suitable for redevelopment into multiple uses. The sales price was US$ 33.0 million, of which US$ 9.9 million was already paid and the balance will be paid as from May 31, 2012 in three equal and consecutive annual installments plus interest at 7.5% per annum. The assets have been mortgaged securing the debt. Nobleza sold the plant as part of its plan of relocating its operations. As part of the agreement, Nobleza requested the plant to be leased back to it for a maximum period of three years thus allowing it enough time to gradually moving its operations to the new site. In April 2011, Quality requested CNDC, the National Commission of Competition in Argentina, to issue an advisory opinion on the obligation to notify the operation or not. The CNDC stated that there was an obligation to notify the situation, the Group filed an appeal against this decision but the Court confirmed it; therefore, on February 23, 2012 the transaction was notified. As of June 30, 2013, the resolution of the appeal is pending.

Entertainment Holdings S.A.

As noted Note 4, APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EH”)´s capital stock and votes and as a consequence APSA holds a jointly indirect interest in LRSA of 25% which operates the fairground Predio Ferial de Buenos Aires.

In connection with the Fairground, as publicly known, in December 2012 the Executive Branch issued Executive Order 2,552/12 that annulled an executive order dated 1991 which approved the sale of the Fairground to the SRA; the effect of this new order was to revoke the sale transaction. Subsequent to December 21, 2012, the Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the National State against the interim measure timely requested by the SRA.

Neither has APSA been served notice formally nor is it a party involved in the legal actions brought by the SRA.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

As of the date of these financial statements, the Company has advanced in obtaining the financial information required to register the acquisition in accordance with IFRS 3. However, the process is not yet completed and additional data is still to be submitted. The Company has completed an allocation of the price paid preliminarily based on estimations of the fair price as per the available information as of the date of these financial statements. Therefore, the values included are preliminary and subject to changes. The Company will continue to use its best efforts to complete this process as soon as possible during the next fiscal year.

Cyrsa S.A.

The Group has a pledge over the shares of Cyrsa as collateral in a barter transaction where Cyrsa will deliver residential units to the party who sold the land over which the buildings are being constructed.

Puerto Retiro S.A.

In a series of transactions, which occurred between 1999 and 2000, IRSA acquired from an unrelated party, 50% of Puerto Retiro, whose sole asset is an undeveloped parcel of land in the Retiro neighborhood, City of Buenos Aires. Prior to the acquisition from IRSA, Puerto Retiro had acquired land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, which had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not settled the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government was seeking to extend the bankruptcy procedures to any company or individual which, according to its view, acted as a group, and therefore, in this process requested the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. Since 2001, IRSA has been vigorously defending against this case. The Company´s Management with the advice of legal counsel believes that the Group has sufficient meritorious defenses to support the court denial for bankruptcy petition. However, there can be no assurance that the Group’s position will be sustained.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves.

Information about significant joint ventures

Set out below is the summarized financial information for the joint ventures considered to be material to the Group:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

Summarized statements of financial position

	June 30, 2013
	Cyrsa S.A.	Puerto Retiro S.A.	Total
Assets
Total non-current assets	240,060	45,067	285,127
Current
Cash and cash equivalents	2,424	-	2,424
Other current assets	65,075	781	65,856
Total current assets	67,499	781	68,280
Total assets	307,559	45,848	353,407
Liabilities
Non-current
Financial liabilities (i)	-	9,002	9,002
Other liabilities	-	-	-
Total non-current liabilities	-	9,002	9,002
Current
Financial liabilities (i)	141	4,836	4,977
Other liabilities	48,165	617	48,782
Total current liabilities	48,306	5,453	53,759
Total liabilities	48,306	14,455	62,761
Net assets	259,253	31,393	290,646

	June 30, 2012
	Cyrsa S.A.	Puerto Retiro S.A.	Total
Assets
Total non-current assets	77,585	44,971	122,556
Current
Cash and cash equivalents	45,130	2	45,132
Other current assets	292,185	433	292,618
Total current assets	337,315	435	337,750
Total assets	414,900	45,406	460,306
Liabilities
Non-current
Financial liabilities (i)	-	8,444	8,444
Other liabilities	-	-	-
Total non-current liabilities	-	8,444	8,444
Current
Financial liabilities (i)	1,661	2,153	3,814
Other liabilities	185,781	548	186,329
Total current liabilities	187,442	2,701	190,143
Total liabilities	187,442	11,145	198,587
Net assets	227,458	34,261	261,719

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

	July 1, 2011
	Cyrsa S.A.	Puerto Retiro S.A.	Total
Assets
Total non-current assets	47,096	44,856	91,952
Current
Cash and cash equivalents	18,480	1	18,481
Other current assets	420,966	224	421,190
Total current assets	439,446	225	439,671
Total assets	486,542	45,081	531,623
Liabilities
Non-current
Financial liabilities (i)	-	8,444	8,444
Other liabilities	-	-	-
Total non-current liabilities	-	8,444	8,444
Current
Financial liabilities (i)	3,388	22	3,410
Other liabilities	261,774	444	262,218
Total current liabilities	265,162	466	265,628
Total liabilities	265,162	8,910	274,072
Net assets	221,380	36,171	257,551

(i) Excluding trade and other payables and provisions.

Summarized statements of comprehensive income

	Cyrsa S.A.		Puerto Retiro S.A		Total
	06.30.2013	06.30.2012	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Revenues	234,625	221,580	-	-	234,625	221,580
Interest income	22,089	4,228	99	-	22,188	4,228
Income tax expense	(17,121)	(2,409)	(744)	(186)	(17,865)	(2,595)
Profit / (Loss) for the year	31,795	6,078	(2,868)	(2,160)	28,927	3,918
Other comprehensive income	-	-	-	-	-	-
Total comprehensive income for the year	31,795	6,078	(2,868)	(2,160)	28,927	3,918
Dividends received	-	-	-	-	-	-

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies and fair value adjustments made at the time of the acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in joint ventures (Continued)

Reconciliation of the summarized financial information presented with regard to the carrying amount of the Group’s interest in material joint ventures is as follows:

	Cyrsa S.A.		Puerto Retiro S.A.		Total
	06.30.2013	06.30.2012	06.30.2013	06.30.2012	06.30.2013	06.30.2012
Net assets at beginning of the year	227,458	221,380	34,261	36,171	261,719	257,551
Profit / (Loss) for the year	31,795	6,078	(2,868)	(2,160)	28,927	3,918
Other comprehensive income	-	-	-	-	-	-
Irrevocable contributions	-	-	-	250	-	250
Net assets at end of the year	259,253	227,458	31,393	34,261	290,646	261,719
Interest held	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%
Interest in joint ventures	129,627	113,729	15,696	17,130	145,323	130,859
Fair value adjustment on acquisition of joint venture	-	-	29,209	29,209	29,209	29,209
Book amount at end of the year	129,627	113,729	44,905	46,339	174,532	160,068

10.	Interests in associates

The accounting policy used by the Group to value its interest in associates, materiality criteria and other relevant information concerning these investments are described in Note 2.3 (d).

See note 4 for information about acquisitions and disposals of associates performed during the fiscal years ended June 30, 2013 and 2012.

The table below lists the Group’s investments and the values of interests in associates for the fiscal years ended June 30, 2013 and 2012, and July 1, 2011, as well as the Group’s interest in comprehensive income of such companies as of June 30, 2013 and 2012:

			% of ownership interest held
Name of the entity	Place of business / country of incorporation	Nature of the relationship	At June 30, 2013	At June 30, 2012	At July 1st, 2011
Tarshop	Argentina	(1)	20%	20%	20%
New Lipstick LLC	United States	(2)	49.87%	49%	49%
Rigby	United States	(3)	-	49%	49%
Lipstick Management LLC	United States	(4)	49%	49%	49%
BHSA	Argentina	(5)	29.77%	29.77%	29.77%
Manibil S.A.	Argentina	(6)	49%	49%	49%
Banco de Crédito & Securitización S.A.	Argentina	(7)	6.38%	6.38%	5.1%
Bitania 26 S.A.	Argentina	(8)	49%	49%	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.             Interests in associates (Continued)

(1)	Tarshop is primarily engaged in credit card and loan origination activities.
(2)	New Lipstick LLC (“New Lipstick”) net equity comprises a rental office building in New York City known as the “Lipstick Building” with related debt.
(3)	Rigby owns a rental office building located at 183 Madison Avenue, New York, NY. Since December 31, 2012, Rigby began to be reported on a consolidated basis and ceased to be an affiliate.
(4)	Lipstick Management LLC is engaged in managing the Lipstick Building, an office building for rent located in New York City.
(5)	BHSA is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations.
(6)	Manibil S.A. is engaged in the development and sale of real estate investment projects in the City of Buenos Aires and its surrounding areas.
(7)
Banco de Crédito & Securitización S.A. (“BACS”) is a second-tier commercial bank established in 2000 in order to foster asset securitization. The bank also offers products, such as, export financing and pre-financing and purchase of mortgage-backed and personal assets. Its product and service offering is mainly distributed through a network of financial entities. BACS is controlled by BHSA. In addition, the Group directly holds an additional 6.38% interest.

(8)	The main asset of Bitania 26 S.A. (“Bitania”) is a hotel located in the City of Rosario known as Esplendor Savoy Rosario.

Below is the value of the ownership interest in the Group's single associate and its interest in comprehensive income:

	Value of Group´s interest in equity			Group´s interest in comprehensive income
Name of the entity	At June 30, 2013	At June 30, 2012	At July 1st, 2011	At June 30, 2013	At June 30, 2012
Tarshop	34,992	31,732	42,995	2,649	7,829
New Lipstick LLC (i)	(39,091)	21,232	84,197	(88,706)	(63,970)
Rigby	-	96,817	95,633	4,414	1,185
Lipstick Management LLC	799	320	-	447	324
BHSA.	1,036,298	1,008,058	923,052	58,721	85,006
Manibil S.A.	32,760	28,727	27,682	2,329	1,045
BACS	9,901	8,703	5,990	1,198	1,263
Bitania 26 S.A.	21,340	21,256	-	84	(134)
	1,096,999	1,216,845	1,179,549	(18,864)	32,548

The fair value of Group´s interest in BHSA amounts to Ps. 491.2 million, Ps. 549.2 million and Ps. 1,053.8 million as of June 30, 2013 and 2012 and July 1, 2011, respectively. The remaining significant associates are private companies and there is no quoted market price available for their shares.

(i) The Group has the intention to maintain its investment in New Lipstick.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.           Interests in associates (Continued)

Changes in the Group’s investment in associates for the years ended June 30, 2013 and 2012 were as follows:

	June 30, 2013	June 30, 2012
Beginning of the year	1,216,845	1,179,549
Acquisition of associates	-	3,655
Capital contribution	37,610	1,093
Share of (loss)/ profit	(17,564)	35,439
Currency translation adjustment	(1,300)	(2,891)
Cash dividends (ii)	(35,277)	-
Decrease for acquisition of control (see Note 4)	(103,315)	-
End of the year (i)	1,096,999	1,216,845

 (i)           Includes a balance of Ps. (39,091) reflecting interests in companies with negative equity as of June 30, 2013 which is reclassified to “Provisions” (see Note 24).
(ii)           During the year, the Group cashed dividends from Manibil S.A. and BHSA in the amount of Ps. 4.8 million and Ps. 30.5 million, respectively.

Commitments and restrictions in respect of associates

According to Argentina´s laws 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s associates under these laws have not reached the legal capped amounts.

Sale of equity interest in Tarshop S.A.

Due to the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A., made during the fiscal year ended June 30, 2011, the Group committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

New Lipstick

New Lipstick has a pledge over the shares of its operating subsidiary Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan”). Metropolitan owns the building known as Edificio Lipstick in Manhattan.

BHSA

In accordance with the regulations of the Central Bank of the Republic of Argentina (“BCRA”), there are certain restrictions on the distribution of profits by BHSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.           Interests in associates (Continued)

BHSA’s Treasury Shares

As of June 30, 2013, BHSA has a remainder of 36.6 million Class C shares Ps. 1 par value received in 2009 as a result of certain financial transactions. The Annual Shareholders' Meeting decided to allocate 35.1 million of such shares to an employee compensation plan pursuant to Section 67 of Law 26,831. The remaining 1.5 million shares belong to third party holders of Stock Appreciation Rights, who have failed to produce the documentation required for redemption purposes. As of June 30, 2013, excluding said treasury stock, the Group’s interest in BHSA amounts to 29.77% (or to 30.51%, including said treasury stock).

There are no contingent liabilities relating to the Group’s interest in associates, and there are no contingent liabilities of the associates themselves.

Information about significant associates

Set out below are the summarized financial information of BHSA as of June 30, 2013 and 2012 and July 1, 2011:

Summarized statements of financial position

	BHSA
	06.30.2013	06.30.2012	07.01.2011
Assets
Total non-current assets	6,262,939	5,485,860	5,546,170
Current
Cash and cash equivalents	2,285,063	1,406,160	942,048
Other current assets	10,302,035	9,937,454	7,249,287
Total current assets	12,587,098	11,343,614	8,191,335
Total assets	18,850,037	16,829,474	13,737,505
Liabilities
Non-current
Financial liabilities (i)	2,919,676	2,967,421	3,719,523
Other liabilities	138,720	125,440	24,756
Total non-current liabilities	3,058,396	3,092,861	3,744,279
Current
Financial liabilities (i)	11,826,566	10,075,519	6,716,287
Other liabilities	507,429	310,840	200,713
Total current liabilities	12,333,995	10,386,359	6,917,000
Total liabilities	15,392,391	13,479,220	10,661,279
Net assets	3,457,646	3,350,254	3,076,226
Non-controlling interest	60,167	56,204	59,075
Net assets of the Parent company	3,397,479	3,294,050	3,017,151
(i)	Exclude Trade and other payables and provisions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.           Interests in associates (Continued)

Summarized statements of comprehensive income

	BHSA
	06.30.2013	06.30.2012
Revenues	1,823,104	1,536,784
Depreciation and amortization	(47,438)	(43,362)
Interest income	1,930,312	1,412,657
Interest expense	(1,120,480)	(872,265)
Allowance for trade receivables	(258,629)	(178,318)
General and administrative expenses	(1,584,543)	(1,245,472)
Other expenses	(454,701)	(343,080)
Other earnings, net	36,794	27,963
Income tax expense	(104,898)	(18,886)
Profit for the year	219,521	276,021
Other comprehensive income	(7,377)	(7,381)
Total other comprehensive income for the year	212,144	268,640
Profit/(Loss) attributable to non-controlling interest	8,715	(8,259)
Dividends received	30,481	-

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies of the Group and fair value adjustments made at the time of the acquisition.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in the associate is as follows:

	BHSA
	06.30.2013	06.30.2012
Net assets at beginning of the year	3,294,050	3,017,151
Profit for the year	210,806	284,280
Other comprehensive income	(7,377)	(7,381)
Dividends distribution	(100,000)	-
Net assets at end of the year	3,397,479	3,294,050
Interest held	30.51%	30.51%
Interest in associates	1,036,669	1,005,110
Intergroup transactions	(32,103)	(30,956)
Goodwill	30,177	30,177
Fair value adjustment on acquisition of associate	1,555	3,727
Book amount at the end of the year	1,036,298	1,008,058

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Investment properties

Changes in the Group’s investment properties for the years ended June 30, 2013 and 2012 were as follows:

	Shopping center portfolio	Office buildings and other rental properties portfolio	Undeveloped parcel of lands	Properties under development	Total
At July 1, 2011
Cost	3,015,947	1,079,231	320,086	26,406	4,441,670
Accumulated amortization	(973,952)	(127,637)	-	-	(1,101,589)
Residual value	2,041,995	951,594	320,086	26,406	3,340,081
Year ended June 30, 2012
Opening residual value	2,041,995	951,594	320,086	26,406	3,340,081
Additions	31,270	8,827	47,015	22,341	109,453
Transfers	2,101	(2,101)	-	-	-
Disposals	(669)	(25,187)	(1,273)	-	(27,129)
Capitalized finance costs	-	-	-	1,515	1,515
Reclassification of Property, plant and equipment	-	264	-	-	264
Depreciation (i) (Note 33)	(123,717)	(25,241)	-	-	(148,958)
Closing residual value	1,950,980	908,156	365,828	50,262	3,275,226
At June 30, 2012
Costs	3,048,649	1,049,407	365,828	50,262	4,514,146
Accumulated amortization	(1,097,669)	(141,251)	-	-	(1,238,920)
Residual value	1,950,980	908,156	365,828	50,262	3,275,226
Year ended June 30, 2013
Opening residual value	1,950,980	908,156	365,828	50,262	3,275,226
Additions	56,921	7,580	1,768	133,880	200,149
Currency translation adjustment	-	77,769	-	-	77,769
Acquisition of subsidiaries	-	679,219	-	-	679,219
Transfers	(86)	86	-	-	-
Disposals	(65)	(62,792)	-	-	(62,857)
Financial costs capitalized	-	-	-	10,307	10,307
Depreciation (i) (Note 33)	(142,162)	(45,121)	-	-	(187,283)
Closing residual value at June 30, 2013	1,865,588	1,564,897	367,596	194,449	3,992,530
Costs	3,105,419	1,749,806	367,596	194,449	5,417,270
Accumulated amortization	(1,239,831)	(184,909)	-	-	(1,424,740)
Residual value	1,865,588	1,564,897	367,596	194,449	3,992,530

(i) As of June 30, 2013 and 2012 depreciation charges of investment property were included in “Costs” (Note 33).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	June 30, 2013	June 30, 2012
Rental and service income	1,954,374	1,575,561
Direct operating expenses	(917,904)	(723,481)
Gain from disposal of investment property	183,767	116,689

Properties under development mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A. As of June 30, 2013 and 2012 and July 1, 2011 works in Shopping Neuquén S.A. amount to Ps. 36,059, Ps. 9,126 and Ps. 4,467, respectively. Works in Arcos del Gourmet as of June 30, 2013 and 2012 amount to Ps. 56,305 and 17,762, respectively. The Group has unprovided contractual obligations relating to future works described in Note 8.

Borrowing costs incurred during the current fiscal year were capitalized at the weighted average rate of its general borrowings from each subsidiary is 15%.

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. The net book value of those Group´s investment properties as of June 30, 2013 and 2012 and July 1, 2011 is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
República building (iii)	-	212,163	215,646
Plot of land - Caballito (ii)	-	45,814	45,814
Soleil Factory Shopping center	91,379	74,528	68,746
Córdoba Shopping (i)	71,371	76,177	79,919
Madison 183	744,587	-	-
Total	907,337	408,682	410,125

(i) A portion of the Córdoba Shopping center property is encumbered with an antichresis right as collateral for a debt amounting to Ps. 15.5 million as of June 30, 2013. The debt is included in “Trade and other payables” in the statements of financial position.
(ii) As regards the case "Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal", Case file No. 25.031-I, currently heard by Room A, Office of the 3rd Nomination, as of June 30, 2013, the attachment of the real estate property located at 367 Av. Olegario Andrade, Caballito, Autonomous City of Buenos Aires, has been released.
(iii) As of June 30, 2013, the mortgage was paid off.

As of June 30, 2013 and 2012 and July 1, 2011, fair value of investment properties amount to Ps. 12,647.2 million and Ps. 6,942.6 million and Ps. 6,748.2 million. See Note 6.1.(b).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Investment properties (Continued)

The following is a detailed summary of the Group's investment properties by type at June 30, 2013:

		Initial costs as of July 1, 2011		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions/ Disposals/ Transfers	Plot of land	Buildings, facilities and improvements	Total	Cumulative translation adjustment	Accumulated depreciation	Net book amount	Date of construction	Date of acquisition	Useful life for calculating depreciation
Shopping centers:
Abasto de Buenos Aires	-	9,753	430,847	12,765	9,753	443,612	453,365	-	(152,767)	300,598	nov-98	jul-94	20
Alto Palermo Shopping	-	8,694	595,139	3,665	8,694	598,804	607,498	-	(369,996)	237,502	oct-90	nov-97	18
Alto Avellaneda	-	18,089	299,323	7,464	18,089	306,787	324,876	-	(181,262)	143,614	oct-95	dec-97	15
Paseo Alcorta	-	8,006	169,389	3,863	8,006	173,252	181,258	-	(73,338)	107,920	jun-92	jun-97	17
Alto Noa	-	227	68,467	396	227	68,863	69,090	-	(34,489)	34,601	sep-94	mar-95	17
Buenos Aires Design	-	-	63,739	8,040	-	71,779	71,779	-	(54,243)	17,536	nov-93	nov-97	-
Patio Bullrich	-	9,814	220,955	4,236	9,814	225,191	235,005	-	(111,918)	123,087	sep-88	oct-98	20
Alto Rosario	-	25,686	138,227	631	25,686	138,858	164,544	-	(37,200)	127,344	nov-04	nov-04	22
Mendoza Plaza	-	10,546	173,150	5,421	10,546	178,571	189,117	-	(74,695)	114,422	jun-94	dec-94	19
Dot Baires Shopping	-	110,222	321,589	115,418	110,222	437,007	547,229	-	(82,348)	464,881	may-09	may-09	29
Córdoba Shopping	Antichresis	5,009	112,650	3,176	5,009	115,826	120,835	-	(49,464)	71,371	mar-90	dec-06	18
Patio Olmos	-	11,532	21,943	-	11,532	21,943	33,475	-	(2,142)	31,333	-	sep-07	10
Soleil Factory	Mortgage	23,267	55,905	28,176	23,267	84,081	107,348	-	(15,969)	91,379	-	jul-10	13
Subtotal Shopping centers		240,845	2,671,323	193,251	240,845	2,864,574	3,105,419	-	(1,239,831)	1,865,588
Office buildings and other rental properties portfolio:
Av. de Mayo 595/99	-	717	6,622	-	717	6,622	7,339	-	(3,828)	3,511	jul-92	ago-92	11
Bouchard 551	-	55,425	52,036	(299)	55,425	51,737	107,162	-	(16,779)	90,383	-	mar-07	29
Bouchard 710	-	39,466	33,199	1,571	39,466	34,770	74,236	-	(11,579)	62,657	-	jun-05	28
Costeros Dique IV	-	313	1,840	(866)	313	974	1,287	-	(9)	1,278	-	ago-01	23
Dique IV	-	3,660	63,181	823	3,660	64,004	67,664	-	(10,475)	57,189	apr-09	-'	32
Intercontinental Plaza (i)	-	4,143	107,606	1,904	4,143	109,510	113,653	-	(43,339)	70,314	jun-96	nov-97	27
Libertador 498	-	1,139	7,624	787	1,139	8,411	9,550	-	(5,966)	3,584	-	dec-95	23

(i)     The breakdown of investment property as of June 30, 2013 includes property, plant and equipment in the amount of Ps. 21,427 that reflects offices used by the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Investment properties (Continued)

		Initial costs as of July 1, 2011		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions/ Disposals/ Transfers	Plot of land	Buildings, facilities and improvements	Total	Cumulative translation adjustment	Accumulated depreciation	Net book amount	Date of construction	Date of acquisition	Useful life for calculating depreciation
Madero 1020	-	70	311	(17)	70	294	364	-	(209)	155	-	dec-95	5
Maipú 1300	-	9,480	40,706	1,317	9,480	42,023	51,503	-	(19,282)	32,221	-	sep-95	22
Rivadavia 2768		38	296	-	38	296	334	-	(195)	139	jun-95	Sep-91	12
Suipacha 652	-	2,547	14,480	60	2,547	14,540	17,087	-	(7,880)	9,207	jun-94	nov-91	12
Torre BankBoston	-	77,251	85,538	2,572	77,251	88,110	165,361	-	(18,962)	146,399	-	ago-07	29
República building	-	109,066	122,208	2,115	109,066	124,323	233,389	-	(26,698)	206,691	-	apr-08	28
Constitución 1111	-	256	1,082	-	256	1,082	1,338	-	(569)	769	mar-95	jun-94	21
Edificio Dot	-	13,346	75,482	21,936	13,346	97,418	110,764	-	(8,733)	102,031	-	nov-06	32
Constitución 1159	-	7,966	(1,579)	2,375	7,966	796	8,762	-	-	8,762	-	ene-94	-
Madison 183	Mortgage	-	-	684,359	61,578	622,781	684,359	77,769	(17,541)	744,587	-	nov-12	30
Santa Maria del Plata	-	12,494	-	6	12,500	-	12,500	-	(5)	12,495	-	jul-97	-
Ocampo parking space	-	3,201	21,137	225	3,201	21,362	24,563	-	(7,818)	16,745	-	sep-06	25
Others		3,018	21,545	(2,792)	3,018	18,753	21,771	-	(4,564)	17,207	-	-	-
Total Office and other rental properties portfolio		343,596	653,314	716,076	405,180	1,307,806	1,712,986	77,769	(204,431)	1,586,324

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Investment properties (Continued)

		Initial costs as of July 1, 2011		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions/ Disposals/ Transfers	Plot of land	Buildings, facilities and improvements	Total	Cumulative translation	Accumulated depreciation	Net book amount	Date of construction	Date of acquisition	Useful life for calculating depreciation
Undeveloped parcels of lands:
Santa María del Plata	-	158,523	-	428	158,951	-	158,951	-	-	158,951	-	jun-97	-
Catalinas Norte	-	100,862	1,803	6,506	100,862	8,309	109,171	-	-	109,171	-	dic-09	-
Plot of land - Lujan	-	-	-	41,861	41,861	-	41,861	-	-	41,861	-	may-12	-
Caballito - Ferro	-	45,814	-	-	45,814	-	45,814	-	-	45,814	-	nov-97	-
Others	-	13,036	-	(1,237)	11,799	-	11,799	-	-	11,799	-	-	-
Total undeveloped parcels of land		318,235	1,803	47,558	359,287	8,309	367,596	-	-	367,596
Properties under development:
Berutti	-	9,264	-	-	9,264	-	9,264	-	-	9,264	-	jun-08	-
Arcos Project	-	-	-	136,311		136,311	136,311	-	-	136,311	Under development	dec-11	-
Neuquén Project	-	2,132	10,201	36,541	2,132	46,742	48,874	-	-	48,874	Under development	may-06	-
Total properties under development		11,396	10,201	172,852	11,396	183,053	194,449	-	-	194,449
Total Assets		914,072	3,336,641	1,129,737	1,016,708	4,363,742	5,380,450	77,769	(1,444,262)	4,013,957

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment

Changes in the Group’s properties, plant and equipment for the years ended June 30, 2013 and 2012 was as follows:

	Hotel buildings and facilities	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1st, 2011
Cost	371,845	58,600	14,315	75,518	512	520,790
Accumulated depreciation	(184,703)	(29,840)	(8,760)	(61,744)	(498)	(285,545)
Residual value	187,142	28,760	5,555	13,774	14	235,245
Year ended June 30, 2012
Opening residual value	187,142	28,760	5,555	13,774	14	235,245
Additions	4,826	1,711	2,267	4,181	-	12,985
Transfers	-	510	(510)	-	-	-
Reclassifications to Investment properties	-	(264)	-	-	-	(264)
Disposals	-	(33)	(1,129)	(763)	-	(1,925)
Depreciation charge (i) (Note 33)	(10,146)	(1,381)	(3,179)	(3,295)	(7)	(18,008)
Closing residual value……………..	181,822	29,303	3,004	13,897	7	228,033
At June 30, 2012
Cost	376,671	60,524	14,943	78,936	512	531,586
Accumulated depreciation	(194,849)	(31,221)	(11,939)	(65,039)	(505)	(303,553)
Residual value	181,822	29,303	3,004	13,897	7	228,033
Year ended June 30, 2013
Opening residual value	181,822	29,303	3,004	13,897	7	228,033
Additions	3,872	1,483	585	9,479	-	15,419
Currency translation adjustment	-	-	959	-	-	959
Disposals	-	-	(602)	(3)	-	(605)
Depreciation charge (i) (Note 33)	(17,494)	(6,720)	(783)	(6,129)	(7)	(31,133)
Closing residual value	168,200	24,066	3,163	17,244	-	212,673
At June 30, 2013
Cost	380,543	62,007	15,885	88,412	512	547,359
Accumulated depreciation	(212,343)	(37,941)	(12,722)	(71,168)	(512)	(334,686)
Residual value	168,200	24,066	3,163	17,244	-	212,673

(i) As of June 30, 2013 and 2012 Depreciation charges of property, plant and equipment were included in “Costs” for an amount of Ps. 26,703  and Ps.16,425 and in  “General and administrative expenses” for an amount of Ps. 4,210 and Ps. 1,539 and “Selling expenses” for an amount of Ps. 220 and Ps. 44 in the statement of income (Note 33).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment (Continued)

Properties under development as of June 30, 2013 and 2012 and July 1, 2011 amount to Ps. 4.7 million, Ps. 6.2 million and Ps. 8.1 million, respectively, and mainly comprise improvements being made on property included in this item.

During this fiscal year ended June 30, 2013 and 2012 no borrowing costs were capitalized.

Properties included of property, plant and equipment have been mortgaged to secure certain Group’s borrowings. Book value of these Group’s properties as of June 30, 2013 and 2012 and July 1, 2011 is set out below:

	June 30, 2013	June 30, 2012	July 1, 2011
Sheraton Libertador	33,307	36,738	41,091
Total	33,307	36,738	41,091

The Group leases computer equipment under non-cancellable finance lease agreements. The lease terms are between 2 and 5 years, and ownership of the assets lie within the Group (Note 29). Book amount of this equipment, included in category “machinery and equipment” is as follow:

	June 30, 2013	June 30, 2012
Costs – Finance leases	2,792	1,546
Accumulated depreciation	(279)	(122)
Net book amount	2,513	1,424

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment (Continued)

The following is a detailed summary of property, plant and equipment of the Group by type at June 30, 2013:

		Initial costs as of July 1, 2011		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions/ Disposals/ Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated amortization	Net book amount	Date of acquisition	Useful life for calculating depreciation
Hotels:
Llao Llao	-	24,973	91,789	796	24,973	92,585	117,558	(30,713)	86,845	jun-97	10
Hotel Intercontinental	-	8,672	122,714	6,083	8,672	128,797	137,469	(89,421)	48,048	nov-97	10
Sheraton Libertador	Mortgage	3,027	120,670	1,819	3,027	122,489	125,516	(92,209)	33,307	mar-98	9
Total Hotels		36,672	335,173	8,698	36,672	343,871	380,543	(212,343)	168,200

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

13.	Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2013 and 2012 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At July 1, 2011	19,495	82,958	79,538	181,991
Additions	2,201	-	2,112	4,313
Currency translation adjustment	-	-	5,470	5,470
Disposals	(7,970)	-	(6,981)	(14,951)
At June 30, 2012	13,726	82,958	80,139	176,823
Additions	19	1,463	-	1,482
Currency translation adjustment	-	17,757	-	17,757
Transfers	-	61,444	(61,444)	-
Disposals	(5,948)	-	-	(5,948)
At June 30, 2013	7,797	163,622	18,695	190,114

As of June 30, 2013 properties under construction mainly comprise works in Zetol” and "Vista al Muelle" and units to be received Caballito for the amounts of Ps. 132.7 million.

As of June 30, 2012 and 2011, principal work of properties under developments is units to be received Caballito, which amounted to Ps. 52.0 million for both years.

The difference between undeveloped property and property under construction is attributable to the commencement of works at “Zetol” and “Vista al Muelle”, as disclosed in the item “Transfers” for an amount of Ps. 61.4 million, respectively.

The Group has unprovided contractual obligations relating to future works committed when certain properties were acquired or real estate projects were approved. As of June 30, 2013 and 2012 and July 1, 2011, contractual obligations mainly correspond to constructions regarding “Zetol” and "Vista al Muelle" projects and amount to Ps. 38 million, Ps. 23 million and Ps. 33 million, respectively. Both projects are expected to be completed in 2023.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

13.	Trading properties (Continued)

Certain of the Group’s trading property assets have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. The net book value of the Group’s trading properties as of June 30, 2013 and 2012 and July 1, 2011 is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Undeveloped land Vista al Muelle	33,280	25,374	22,140
Undeveloped land Zetol	47,384	36,070	31,721
Total	80,664	61,444	53,861

The following is a detailed summary of the Group´s trading properties by type as of June 30, 2013:

Description	Encumbrances	Net book amount	Date of construction	Date of acquisition
Undeveloped sites:
Pilar	-	1,550	-	may-97
Air space Coto	-	8,945	-	sep-97
Pereiraola	-	8,200	-	dec-96
Total undeveloped sites		18,695
Properties under development:
Units to be received Beruti (Note 39) (i)	-	23,294	-	jun-08
Torres de Rosario	-	7,665	-	apr-99
Vista al Muelle	Mortgage	33,280	-	jun-09
Zetol	Mortgage	47,384	-	jun-09
Units to be received Caballito (Note 39) (i)	-	51,999	-	jun-11
Total properties under development		163,622
Completed properties:
Rivadavia 2768	-	251	-	sep-91
Abril	-	2,878	-	ene-95
El Encuentro	-	1,136	-	nov-97
San Martín de Tours	-	124	-	mar-03
Torres Jardín	-	6	-	jul-96
Torres Rosario	-	2,883	-	apr-99
Caballito Nuevo	-	519	-	nov-97
Total completed properties		7,797
Total		190,114

(i)     Corresponds to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements (Note 39).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

14.	Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2013 and 2012 were as follows:

	Goodwill	Computer software	Rights of use (ii)	Others	Total
At July 1, 2011
Cost	8,775	14,601	20,873	907	45,156
Accumulated depreciation	-	(12,656)	-	(600)	(13,256)
Residual value	8,775	1,945	20,873	307	31,900
Year ended June 30, 2012
Opening residual value	8,775	1,945	20,873	307	31,900
Additions	-	2,360	-	-	2,360
Disposals	(2,951)	-	-	(9)	(2,960)
Amortization charges (i) (Note 33)	-	(1,830)	-	(81)	(1,911)
Residual value at year end	5,824	2,475	20,873	217	29,389
At June 30, 2012
Cost	5,824	16,961	20,873	898	44,556
Accumulated depreciation	-	(14,486)	-	(681)	(15,167)
Residual value	5,824	2,475	20,873	217	29,389
Year ended June 30, 2012
Opening residual value	5,824	2,475	20,873	217	29,389
Additions	-	791	-	9	800
Currency translation adjustment	5,346	-	-	-	5,346
Acquisition of subsidiaries	45,723	-	-	-	45,723
Amortization charges (i) (Note 33)	-	(1,512)	-	(93)	(1,605)
Residual value at year end	56,893	1,754	20,873	133	79,653
At June 30, 2013
Cost	56,893	17,752	20,873	907	96,425
Accumulated depreciation	-	(15,998)	-	(774)	(16,772)
Residual value	56,893	1,754	20,873	133	79,653

(i)
As of June 30, 2013 and 2012 amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 33). There are no impairment charges for any of the years presented.

(ii)	Correspond to the project Arcos del Gourmet which has not been amortized yet because it is still in the development stage.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.	Inventories

Breakdown of Group’s inventories as of June 30, 2013 and 2012, and July 1, 2011 were as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Current
Hotel supplies	5,962	4,792	3,575
Materials and other items of inventories	10,359	10,867	3,245
Current inventories	16,321	15,659	6,820
Total inventories	16,321	15,659	6,820

16.	Financial instruments by category

The following tables show the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade payables in-kind tax receivables and payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

Financial assets and financial liabilities as of June 30, 2013 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2013
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for bad debts and other credits) (Note 18)	684,536	-	684,536	249,071	933,607
Investments in financial assets (Note 19)	30,656	480,852	511,508	-	511,508
Derivative financial instruments (Note 20)	-	21,208	21,208	-	21,208
Cash and cash equivalents (excluding bank overdrafts) (Note 21)	791,613	5,289	796,902	-	796,902
Total	1,506,805	507,349	2,014,154	249,071	2,263,225

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Financial instruments by category (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 22)	363,340	-	363,340	536,639	899,979
Borrowings (excluding finance lease liabilities) (Note 25)	3,692,658	-	3,692,658	-	3,692,658
Derivative financial instruments (Note 20)	-	1,732	1,732	-	1,732
Total	4,055,998	1,732	4,057,730	536,639	4,594,369

Financial assets and financial liabilities as of June 30, 2012 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2012
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for bad debts and other credits) (Note 18)	504,598	-	504,598	132,495	637,093
Investments in financial assets (Note 19)	29,958	704,611	734,569	-	734,569
Derivative financial instruments (Note 20)	-	18,434	18,434	-	18,434
Cash and cash equivalents (excluding bank overdrafts) (Note 21)	234,519	24,650	259,169	-	259,169
Total	769,075	747,695	1,516,770	132,495	1,649,265

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 22)	341,188	-	341,188	326,394	667,582
Borrowings (excluding finance lease liabilities) (Note 25)	2,604,869	-	2,604,869	-	2,604,869
Total	2,946,057	-	2,946,057	326,394	3,272,451

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Financial instruments by category (Continued)

Financial assets and financial liabilities as of July 1, 2011 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
July 1, 2011
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for bad debts and other credits) (Note 18)	484,147	-	484,147	142,230	626,377
Investments in financial assets (Note 19)	7,706	490,046	497,752	-	497,752
Derivative financial instruments (Note 20)	-	60,442	60,442	-	60,442
Cash and cash equivalents (excluding bank overdrafts) (Note 21)	161,193	140,366	301,559	-	301,559
Total	653,046	690,854	1,343,900	142,230	1,486,130

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 22)	448,976	-	448,976	114,565	563,541
Borrowings (Note 25)	2,392,859	-	2,392,859	-	2,392,859
Total	2,841,835	-	2,841,835	114,565	2,956,400

Liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”. Therefore, finance leases have been shown separately.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Financial instruments by category (Continued)

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2013
Interest income (i)	38,244	-	38,244
Interest expense (i)	(320,956)	-	(320,956)
Foreign exchange gains/ (losses) (i)	(349,441)	-	(349,441)
Dividend income (i)	23,249	-	23,249
Fair value gains/ (losses) on financial assets at fair value through profit or loss (i)	-	1,396	1,396
Gain/ (loss) from foreign currency/ interest rate on derivative financial instruments (i)	-	11,242	11,242
Gain from sale of financial assets (i)	2,057	-	2,057
Other finance income / (costs) (i)	(43,983)	-	(43,983)
Net result	(650,830)	12,638	(638,192)

	Financial assets/ liabilities at amortized cost	Financial assets/ liabilities at fair value through profit or loss	Total
June 30, 2012
Interest income (i)	15,817	-	15,817
Interest expense (i)	(278,574)	-	(278,574)
Foreign exchange gains/ (losses) (i)	(160,312)	-	(160,312)
Dividend income (i)	20,654	-	20,654
Fair value gains/ (losses) on financial assets at fair value through profit or loss (i)	-	(1,821)	(1,821)
Gain/ (loss) from foreign currency/ interest rate on derivative financial instruments (i)	(2,860)	764	(2,096)
Other revenues/ (cost) financial (i)……	(20,495)	-	(20,495)
Net result	(425,770)	(1,057)	(426,827)
(i)	Included in “Financial results, net “in the statements of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Financial instruments by category (Continued)

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of ended. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, mortgage bonds and government bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly interest rate swaps, comprise contracts held in foreign currency, and investment in equity securities.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The financial instruments the Group has allocated to this level mainly comprise investment in equity securities and warrants.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2013 and 2012 and as of July 1, 2011 and their allocation to the fair value hierarchy:

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	56,859	-	-	56,859
- Investment in equity securities of Hersha	30,163	-	-	30,163
- Shares of Supertel	-	-	139,120	139,120
- Mutual funds	74,957	-	-	74,957
- Mortgage bonds	540	-	-	540
- Non-Convertible Notes related parties (Note 38)	5,136	-	-	5,136
- Banco Macro bonds	781	-	-	781
- Government Non-Convertible Notes	4,477	-	-	4,477
- Don Mario S.G.R.	11,691	-	-	11,691
- Others	3	-	-	3
- Bond	157,125	-	-	157,125
Derivative financial instruments:
- Swap	-	4,259	-	4,259
- Warrants of Supertel	-	-	16,949	16,949
Cash and cash equivalents	5,289	-	-	5,289
Total assets	347,021	4,259	156,069	507,349

	June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	-	65,131	-	65,131
- Investment in equity securities of Hersha	432,770	-	-	432,770
- Bonds	11,990	-	-	11,990
- Shares of Supertel	-	-	117,488	117,488
- Mutual funds	57,955	-	-	57,955
- Mortgage bonds	496	-	-	496
- Don Mario S.G.R.	10,000	-	-	10,000
- Non-Convertible Notes related parties (Note 38)	8,781	-	-	8,781
Derivative financial instruments:
- Warrants of Supertel	-	-	18,434	18,434
- Cash and equivalent cash	24,650	-	-	24,650
Total assets	546,642	65,131	135,922	747,695

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Financial instruments by category (Continued)

	July 1, 2011
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	68,656	-	-	68,656
- Investment in equity securities in Hersha	355,942	-	-	355,942
- Bonds	2,295	-	-	2,295
- Mutual funds	60,061	-	-	60,061
- Mortgage bonds	477	-	-	477
- Non-Convertible Notes related parties	2,615	-	-	2,615
Derivative financial instruments:
- Hersha call option	-	60,442	-	60,442
Cash and equivalent cash	140,366	-	-	140,366
Total assets	630,412	60,442	-	690,854

Derivative financial instruments recognized in liabilities correspond to Level 1.

During year ended on June 30, 2012, investment in TGLT’s shares was transferred from Level 1 to Level 2, because there was no trade involving shares on dates near closing, so the last quote available was not considered representative of the market price of those shares. As of June 30, 2013, the investment in TGLT shares was transferred from level 2 to level 1.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.	Financial instruments by category (Continued)

The following table presents the changes in Level 3 instruments for the years ended June 30, 2013 and 2012:

	Shares of Supertel	Warrants of Supertel	Total
Balance at July 1, 2011	-	-	-
Acquisitions	112,801	17,699	130,500
Total gains or losses for the year 2012	4,687	735	5,422
Balance at June 30, 2012	117,488	18,434	135,922
Acquisitions	283	-	283
Total gains or losses for the year 2013	21,349	(1,485)	19,864
Balance at June 30, 2013	139,120	16,949	156,069

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign currency-contracts	Present value method	Theoretical price	Money market interest-rate curve; Foreign exchange curve.
Interest rate swaps	Cash flow	Theoretical price	Interest rate and cash flow forward contract
Hersha call option	Black-scholes	Theoretical price	Libor interest rate curve; Commodity prices volatility.
Investment in equity securities in TGLT	Extrapolation	Theoretical price	Libor interest rate curve; Commodity prices volatility
Shares of Supertel	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).
Warrants of Supertel	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).

17.	Restricted assets

Group’s restricted assets for the years ended June 30, 2013 and 2012 and July 1, 2011 were as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Non-current
Deposit in escrow	10,881	-	-
Total restricted assets non-current	10,881	-	-
Current
Deposit in escrow	1,022	-	-
Total restricted assets current	1,022	-	-
Total restricted assets	11,903	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Trade and other receivables

Group’s trade and other receivables, as of June 30, 2013 and 2012 and July 1, 2011 are as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Non-current
Trade, leases and services receivables	58,783	54,547	31,611
Consumer financing receivables	214	-	-
Less: allowance for trade receivables	(2,266)	(2,208)	(2,208)
Non-current trade receivables	56,731	52,339	29,403
Trade receivables of joint venture	2,147	-	-
VAT receivables	19,345	33,942	48,214
Other tax receivables	159	1,346	1,103
Prepaid expenses	5,210	2,980	3,114
Others	527	1,592	3,958
Non-current other receivables	27,388	39,860	56,389
Related parties (Note 38)	1,007	910	830
Total non-current trade and other receivables	85,126	93,109	86,622

Current
Consumer financing receivables	15,735	15,992	75,117
Loans granted	41,591	-	-
Leases and services receivables	327,698	180,113	146,277
Receivables from hotel operations	26,201	14,106	9,954
Checks to be deposited	196,599	126,809	94,890
Notes receivables	-	8,317	5,987
Trade and lease debtors under legal proceedings	50,145	46,208	48,954
Less: allowance for trade receivables	(76,684)	(65,899)	(117,552)
Trade receivables	581,285	325,646	263,627
Joint ventures receivables	20,555	-	-
VAT receivables	19,656	20,196	27,607
Other tax receivables	13,426	6,423	7,508
Loans granted	5,683	11,155	644
Prepaid expenses	49,271	47,284	42,679
Guarantee deposits	-	-	4,278
Advance from vendors	40,710	21,056	14,595
Dividends received	2,828	-	-
Others	11,672	10,097	13,822
Less: allowance for other receivables	(198)	-	-
Current other receivables	163,603	116,211	111,133
Related parties (Note 38)	24,445	34,020	45,235
Current trade and other receivables	769,333	475,877	419,995
Total trade and other receivables	854,459	568,986	506,617

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Trade and other receivables (Continued)

As of June 30, 2013, all non-current receivables are due within 4 years from the end of the fiscal year.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies:

	June 30, 2013	June 30, 2012	July 1, 2011
Argentine pesos	615,442	485,081	408,890
US Dollars	235,704	83,666	97,633
Others	3,313	239	94
	854,459	568,986	506,617

Trade receivables are generally presented in the statements of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.17.

Movements on the Group’s allowance for trade and other receivables are as follows:

	June 30, 2013	June 30, 2012
Beginning of the year	68,107	119,760
Additions	18,792	15,554
Unused amounts reversed	(5,967)	(8,590)
Used during the year	(1,549)	(58,617)
Receivables written off	(235)	-
End of the year	79,148	68,107

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 33). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables (Note 5).

The Group has also receivables with related parties. Neither of which is due nor impaired.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Trade and other receivables (Continued)

Due to the distinct characteristics of each type of receivables, an ageing analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2013 and 2012 and July 1, 2011, (includes receivables not past due to reconcile with the amounts in the statements of financial position):

	Expired
	Up to 3 months	3 to 6 months	Over 6 months	Not past due	Impaired	Total
Shopping Center’s leases and services	11,234	759	21,192	385,082	55,223	473,490
Office leases and services	4,614	1,182	1,313	175,781	4,763	187,653
Hotel leases and services	-	-	-	25,864	337	26,201
Consumer financing
Credit card	2	-	-	127	13,485	13,614
Loans granted	-	-	-	23	2,312	2,335
Sale of properties	18	110	663	10,052	2,830	13,673
Total as of June 30, 2013	15,868	2,051	23,168	596,929	78,950	716,966
Shopping Center’s leases and services	29,422	6,892	1,863	277,695	45,674	361,546
Office leases and services	7,869	1,185	52	14,579	4,417	28,102
Hotel leases and services	-	-	-	12,921	1,185	14,106
Consumer financing
Credit card	-	-	-	1,565	10,828	12,393
Loans granted	-	-	-	192	3,407	3,599
Sale of properties	3,726	140	826	19,058	2,596	26,346
Total as of June 30, 2012	41,017	8,217	2,741	326,010	68,107	446,092
Shopping Center ´s leases and services	1,347	21,886	1,626	194,059	45,178	264,096
Office leases and services	-	-	-	12,261	9,312	21,573
Hotel leases and services	-	-	-	9,954	-	9,954
Consumer financing
Credit card	627	-	-	571	17,320	18,518
Loans granted	608	-	-	11,332	44,659	56,599
Sale of properties	2,127	-	759	35,873	3,291	42,050
Total as of July 1, 2011	4,709	21,886	2,385	264,050	119,760	412,790

Leases and services receivables from investment properties:

Trade receivables related to leases and services from the shopping center, offices and other hotels represent 95.9%, 90.5%, and 71.6% of the Group’s total trade receivables as of June 30, 2013 and 2012 and July 1, 2011, respectively. The Group has a large customer base and is not dependent on any single customer. The rental and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have reached a minimum period of six months and have no previous non-compliance records. New customers with less than six month are regularly monitored. At the end of the year, the Group has not experience credit issues with these new customers.

As of June 30, 2013 and 2012 the Group provided for profit with respect to leases and services receivables for an amount of Ps. 10,807 and Ps. 12,142, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Trade and other receivables (Continued)

Consumer financing receivables:

Trade receivables related to the residual consumer activities of the Group represent only 2.2%, 3.6% and 18.2% of the Group’s total trade receivables as of June 30, 2013 and 2012 and July 1, 2011, respectively.

As of June 30, 2013 and 2012, the Group recorded net gains (losses) on impairment of consumer financing receivables for an amount of Ps. (1,562) and Ps. 2,112, respectively. The estimation of the credit risk is complex and requires the use of rating and scoring models which are essential to measure default risk. In measuring the consumption credit risks of credit purchases made through credit cards and cash advances, the Company considers two components: (i) the probability of default by client or counterparty, and (ii) the likeable recovery rate of obligations in arrears. The models are reviewed regularly to check their effectiveness with respect to actual performance and, where necessary, to enhance them.

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 1.9% and 5.9% and 10.2% of the Group’s total trade receivables as of June 30, 2013 and 2012 and July 1, 2011, respectively. Payments on these receivables are generally received when due and are generally secured by mortgages on the properties, thus credit risk on outstanding amounts is considered low.

As of June 30, 2013, the Group recognized a loss on receivables from the sale of properties for an amount of Ps. 234.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.	Investments in financial assets

Group’s investments in financial assets as of June 30, 2013 and 2012, and July 1, 2011 are as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Non-current
Financial assets at fair value
Investment in equity securities in TGLT S.A. (i)	56,859	65,131	68,656
Investment in equity securities in Hersha (ii)	30,163	432,770	355,942
Investment in equity securities in Supertel	139,120	117,488	-
Don Mario S.G.R.	10,060	10,000	-
Mutual funds (Note 38)	17,249	-	-
Government bonds	3	313	372
Financial assets at amortized cost
Non-Convertible Notes related parties and others (Note 38)	14,001	29,958	7,706
Total investments in non-current financial assets	267,455	655,660	432,676
Current
Financial assets at fair value
Mutual funds (Note 38)	57,708	57,955	60,061
Mortgage bonds (Note 38)	540	496	477
Banco Macro bonds	781	-	-
G.C.B.A. Non-Convertible Notes	4,477	-	-
Don Mario S.G.R.	1,631	-	-
Non-Convertible Notes related parties and others (Note 38)	5,136	8,781	2,615
Government bonds	157,125	11,677	1,923
Financial assets at amortized cost
Non-Convertible Notes related parties and others (Note 38)	16,655	-	-
Total investments in current financial assets	244,053	78,909	65,076
Total investments in financial assets.	511,508	734,569	497,752

(i)       On November 4, 2010, the Group acquired 5,214,662 shares of common stock of TGLT following TGLT initial public offering in the Buenos Aires Stock Exchange for Ps. 47.1 million in cash. TGLT is a residential housing developer with operations in Argentina and Uruguay. Following the initial acquisition, through successive purchases, the Group acquired 1,474,359 additional TGLT shares for an aggregate of Ps. 13.1 million.  As of June 30, 2013, the Group’s interest in TGLT amounted to 6,689,021 shares representing 9.51% of the capital stock.

(ii)       As of June 30, 2013 and 2012 and July 1, 2011, the balance represents an equity interest of 0.49%, 9.13% and 9.18%, respectively in Hersha, a NYSE-listed REIT with shareholdings in US hotels (see Note 4).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.	Investments in financial assets (Continued)

Investments in financial assets are denominated in the following currencies:

	June 30, 2013	June 30, 2012	July 1, 2011
Currency
Argentine Peso	301,816	261,717	104,732
US Dollar	209,692	466,661	390,128
Others	-	6,191	2,892
	511,508	734,569	497,752

The maximum exposure to credit risk at the reporting date is the carrying value of these assets.

20.	Derivative Financial instruments

Group’s derivative financial instruments as of June 30, 2013 and 2012 and July 1, 2011 are as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Assets
Non-current
Hersha call option (i)	-	-	60,442
Interest rate swaps	4,259	-	-
Warrants of Supertel (ii)	16,949	18,434	-
Total non-current derivative financial instruments	21,208	18,434	60,442

Liabilities
Current
Foreign-currency contracts	(1,732)	-	-
Total current derivative financial instruments	(1,732)	-	-
Total derivative financial instruments	19,476	18,434	60,442

(i) In August 2009, the Group, through its subsidiary REIG, purchased a stock option to acquire additional 5.7 million of Hersha’s shares at an exercise price of US$ 3.00 per share, initially due on August 4, 2014. Under the agreement, starting on August 4, 2011, if the quoted market price of Hersha’s share exceeded US$ 5.00 per share during 20 consecutive trading sessions, Hersha could settle the call option by issuing and delivering a variable amount of shares to be calculated in accordance with certain market values. On February 10, 2012, the Group exercised the option. Hence, Hersha issued 2,521,561 shares without the Group having to pay any consideration whatsoever.

(ii) The balance represents the fair value of Supertel´s warrants purchased in February 2012.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

21.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of June 30, 2013 and for the year ended June 30, 2012 and July 1st, 2011:

	June 30, 2013	June 30, 2012	July 1, 2011
Cash at bank and on hand	725,220	234,519	161,193
Time deposits in local currency	66,393	-	-
Mutual funds	5,289	24,650	140,366
Total cash and cash equivalents	796,902	259,169	301,559

Following is a detailed description of cash flows generated by the Group’s operations for the fiscal year ended June 30, 2013 and 2012:

	Note	June 30, 2013	June 30, 2012
Profit for the year		297,208	224,676
Adjustments for:
Income tax expense	28	132,847	116,938
Retirement of obsolete properties, plant and equipment	12	605	1,925
Amortization and Depreciation	33	220,021	168,877
(Gain) from disposal of investment properties	11	(183,767)	(116,689)
Dividends received	30	(23,249)	(20,654)
Derecognition of intangibles assets		-	2,960
Share-based payments	27	5,856	2,690
(Gain) / Loss on financial instruments	36	(1,396)	1,821
Loss on derivative financial instruments	36	(12,487)	2,096
(Gain) from purchase of subsidiaries	35	(137,062)	-
Interest expense, net	36	282,712	262,757
Provisions		90,771	73,157
Share of profit of associates and joint ventures	9,10	7,391	(11,660)
Unrealized foreign exchange loss, net		336,913	196,666
Gain sale of subsidiaries	35	(15,433)	-
Changes in operating assets and liabilities:
Increase in inventories		(662)	(8,839)
Decrease in trading properties		4,466	10,638
Increase in trade and other receivables		(63,168)	(37,391)
Increase in restricted founds		(85)	-
Increase in trade and other payables		189,850	3,897
Increase in salaries and social security liabilities		12,563	5,518
Decrease in provisions	24	(2,881)	(2,613)
Net cash generated by operating activities before income tax paid		1,141,013	876,770

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

21.	Cash flow information (Continued)

Additional information

Non-cash activities
	June 30, 2013	June 30, 2012
Increase in investments in financial assets through an increase in borrowings	18,767	-
Reimbursement of expired dividends	626	-
Dividends payable	4,169	40,846
Increase in properties, plant and equipment through an increase in borrowings	2,004	-
Conversion of notes	126	-
Decrease in shareholder´s equity through an increase in borrowings	1,640	8,197
Decrease in shareholder´s equity through an increase in trade and other payables	1,164	-
Decrease in investments in associates and joint ventures a through an increase in trade and other receivables	20,869	-
Decrease in trade and other receivables through an decrease in shareholder´s equity	-	22,550
Decrease in investments properties through an increase in trade and other receivables	118,936	-
Increase in investments properties through a decrease in properties, plant and equipment.	-	264

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

22.	Trade and other payables

Group’s trade and other payables as of June 30, 2013 and 2012 and July 1st, 2011 were as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Non-current
Trade payables	-	4	47
Admission rights	112,655	85,281	66,885
Sale and rent payments received in advance	53,301	44,843	45,345
Guarantee deposits	17,350	8,349	3,875
Non-current trade payables	183,306	138,477	116,152
Tax payment facilities plan	15,640	15,426	17,386
Other tax liabilities	-	3,460	2,759
Deferred income	8,637	8,903	10,143
Others	3,515	370	2,895
Non-current other payables	27,792	28,159	33,183
Related parties (Note 38)	20	20	20
Non-current trade and other payables	211,118	166,656	149,355
Current
Trade payables	59,637	54,267	40,923
Accrued invoices	76,339	65,008	57,989
Guarantee deposits	5,974	2,957	3,978
Admission rights	98,656	78,030	60,580
Sale and rent payments received in advance	191,478	119,099	106,599
Current trade payables	432,084	319,361	270,069
VAT payables	26,718	24,980	21,615
MPIT	11,851	8,683	11,435
Deferred revenue	1,087	266	17,079
Other tax	30,889	21,707	26,677
Dividends payable to non-controlling shareholders	8,562	34,724	-
Others	6,399	3,463	6,584
Current other payables	85,506	93,823	83,390
Related parties (Note 38)	171,271	87,742	60,727
Current trade and other payables	688,861	500,926	414,186
Total trade and other payables	899,979	667,582	563,541

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not considered as significant.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

22.	Trade and other payables (Continued)

The carrying amounts of the Group’s trade and other payables are denominated in the following currencies:

	June 30, 2013	June 30, 2012	July 1, 2011
Argentine Peso	709,405	555,351	454,528
US Dollar	189,698	112,188	108,828
Others	876	43	185
	899,979	667,582	563,541

23.	Salaries and social security liabilities

Group’s Payroll and social security liabilities as of June 30, 2013 and 2012 and July 1, 2011 were as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Non-current
Social security payable	3,160	-	-
Total non-Current salaries and social security liabilities	3,160	-	-

Current
Provision for vacation, bonuses and others	32,080	30,323	25,681
Social security payable	16,628	6,584	7,545
Others	302	2,700	863
Total current salaries and social security liabilities	49,010	39,607	34,089
Total salaries and social security liabilities	52,170	39,607	34,089

24.	Provisions

The Group is subject to several Argentine laws, regulations and business practices. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative, civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Provisions (Continued)

The table below shows the movements in the Group's provisions for other liabilities categorized by type:

	Labor, legal and other claims	Tax and social security claims	Investments in associates (*)	Total
At July 1st, 2011	15,317	670	-	15,987
Additions	11,795	1,697	-	13,492
Recovery	(5,800)	(797)	-	(6,597)
Used during the year	(2,613)	-	-	(2,613)
At June 30, 2012	18,699	1,570	-	20,269
Additions	18,757	642	39,091	58,490
Recovery	(3,565)	(526)	-	(4,091)
Used during the year	(2,881)	-	-	(2,881)
At June 30, 2013	31,010	1,686	39,091	71,787
(*)	Corresponds to equity interests in affiliates with negative equity.

Disclosure of total provisions in current and non-current is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Non-current	57,737	17,823	12,881
Current	14,050	2,446	3,106
	71,787	20,269	15,987

Included in the item are certain amounts in respect of which the Group set up a provision for different legal cases, none of which is considered significant.

In addition, the Group is a party to several legal proceedings, including tax, work, civil, administrative and other kinds of litigations, and therefore, has not set up any provision based on the information assessed as of this date. In Management’s opinion, the ultimate resolution in any pending or potential matters, whether individually or collectively, will not have any material adverse effect on the consolidated financial situation and the results of the operations of the Group. Below is a description of the primary matters pending:

Acquisition of the building known as ex- escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, the Group through APSA acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522. As explained in Note 29, this property is affected to a concession contract.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Provisions (Continued)

After the title deed was made, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martín Theater.

APSA has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

At June 30, 2013, the property is still operated by the Group and is recorded under Investment Properties.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings

The breakdown of the Group borrowings as of June 30, 2013 and 2012 and July 1st, 2011 was as follows:

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value	June 30, 2013	June 30, 2012	July 1, 2011
Non-current
APSA CN due 2014 (Note 38)	Unsecured	US$	Fixed	10%	50,000	-	39	4,640
Notes IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	784,855	675,843	612,419
APSA Notes due 2017	Unsecured	US$	Fixed	7.875%	120,000	575,705	480,964	432,591
Notes IRSA due 2020	Unsecured	US$	Fixed	11.5%	150,000	789,655	661,078	598,116
Notes IRSA due 2013	Unsecured	Ps.	Floating	Badlar 2.49%	153,152	-	51,032	-
Notes IRSA due 2014	Unsecured	US$	Fixed	7.45%	33,832	-	114,665	-
Seller financing of plot of land (vii)	Secured	US$	Fixed	3.5%	2,700	14,900	12,223	-
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	12,610	49,327	38,689	35,125
Seller financing of Arcos del Gourmet S.A. (ii)	Unsecured	US$	Fixed	11.69%	258	-	1,530	-
Seller financing of Zetol S.A. (iv)	Secured	US$	Fixed	3.5%	2,618	14,144	11,854	14,796
Other borrowings						-	-	27,585
Syndicated loan (Note 38) (v)	Unsecured	Ps.	Fixed	15.01%	229,000	175,604	-	-
Banco Provincia de Buenos Aires loan (vi)	Unsecured	Ps.	Fixed	15.01%	29,000	19,163	-	-
Banco M&T loan	Secured	US$	Floating	Libor + 2.75%	75,000	399,691	-	-
Related parties (Note 38)	Unsecured	Ps.	Floating	Badlar	78,079	98,328	-	-
Finance leases obligations	Secured	US$	Fixed	7.5%	792	1,270	480	-
Total Non-current borrowings						2,922,642	2,048,397	1,725,272

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value	June 30, 2013	June 30, 2012	July 1, 2011
Current
APSA Notes due 2012	Unsecured	Ps.	Fixed	11%	154,020		-	28,889
Notes IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	26,675	23,175	20,960
APSA Notes due 2017	Unsecured	US$	Fixed	7.875%	120,000	5,499	4,555	4,490
Notes IRSA due 2020	Unsecured	US$	Fixed	11.5%	150,000	40,604	34,003	30,800
Notes IRSA due 2013	Unsecured	Ps.	Floating	Badlar 2.49%	153,152	52,240	102,888	-
Notes IRSA due 2014	Unsecured	US$	Fixed	7.45%	33,832	137,750	38,278	-
APSA CN due 2014 (Note 38)	Unsecured	US$	Fixed	10%	50,000	-	-	2
Bank overdrafts	Unsecured	Ps.	Floating			418,730	195,270	411,130
Short-term loans						-	126,654	139,585
Syndicated loan (Note 38) (v)	Unsecured	Ps.	Fixed	15.01%	229,000	51,005	-	-
Banco Provincia de Buenos Aires loan (vi)	Unsecured	Ps.	Fixed	15.01%	29,000	9,625	-	-
Seller financing of plot of land (vii)	Secured	US$	Fixed	3.5%	1,800	12,809	10,342	-
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	12,610	3,397	2,854	4,714
Seller financing of Arcos del Gourmet S.A. (ii)	Unsecured	US$	Fixed	11.69%	1,700	11,408	10,235	8,900
Seller financing of Zetol S.A. (iv)	Secured	US$	Fixed	3.5%	283	1,544	1,281	18,117
Seller financing of Nuevo Puerto Santa Fe S.A. (iii)	Unsecured	US$	Fixed	7.44%	269	-	7,417	-
Finance lease obligations	Secured	US$	Fixed	7.5%	792	1,243	944	-
Total Current borrowings						772,529	557,896	667,587
Total borrowings						3,695,171	2,606,293	2,392,859

(i) Seller financing of Soleil Factory (investment properties): Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017.
(ii) Seller financing - Arcos del Gourmet S.A. (intangible assets). Unsecured financing of US$ 1 million plus a variable amount of up to a maximum of US$ 3.5 million.
(iii) Seller financing of Nuevo Puerto Santa Fe S.A. joint venture (investment properties): Financing of US$ 4.5 million without interest paid in 19 installments due in February 2013.
(iv) Seller financing of Zetol S.A. (trading properties): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money or with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built.
(v) On November 16, 2012, the Group executed a syndicated loan for Ps.118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%.  On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 38)
(vi) On December 12, 2012, the Group subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments beginning in December 2013.
(vii) Seller financing of plot of land - Vista al Muelle S.A. in Canelones, Uruguay (Trading properties). Nominal value US$ 1,800 with a fixed 3.5% interest rate annual.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

As of June 30, 2013 and 2012 and as of June 1, 2011, total borrowings include collateralized liabilities (seller financing, leases and long-term loans) of Ps. 498,325, Ps. 78,667 and 72,752 respectively. These borrowings are mainly collateralized by investment properties and property, plant and equipment of the Group (Notes 11 and 12).

Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Information regarding liabilities under finance leases is disclosed in Note 29.

The maturity of the Group's borrowings (excluding finance leases) and the classification regarding interest rates is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Fixed rate:
Less than 1 year	246,271	198,358	194,520
Between 1 and 2 years	105,695	116,400	32,225
Between 2 and 3 years	99,579	24,077	14,796
Between 3 and 4 years	581,469	57,085	51,827
Between 4 and 5 years	840,933	1,141,618	1,032,389
Later than five years	805,466	666,008	603,799
	2,679,413	2,203,546	1,929,556
Floating rate:
Less than 1 year	443,239	353,457	470,272
Between 1 and 2 years	97,601	51,056	-
Between 2 and 3 years	7,159	-	-
Between 3 and 4 years	7,469	-	-
Between 4 and 5 years	7,793	-	-
Later than five years	369,272	-	-
	932,533	404,513	470,272
Accrue interest and expenses
Less than 1 year	81,776	5,137	2,795
Between 1 and 2 years	5,874	(190)	-
Between 2 and 3 years	(2,680)	-	-
Between 3 and 4 years	(1,814)	-	-
Between 4 and 5 years	(2,444)	(3,207)	(4,081)
Later than five years	-	(4,930)	(5,683)
	80,712	(3,190)	(6,969)
	3,692,658	2,604,869	2,392,859

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair value of non-current liabilities (excluding finance lease liabilities) is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Notes IRSA due 2013	-	51,032	-
Notes IRSA due 2014	-	114,665	-
APSA CN due 2014	-	483	4,643
APSA Notes due 2017	672,244	405,846	443,623
IRSA Notes due 2017	775,440	559,217	634,962
IRSA Notes due 2020	822,249	559,540	709,102
Seller financing	127,092	96,914	68,037
Other borrowings	-	-	27,585
Banco M&T loan	400,375	-	-
	2,797,400	1,787,697	1,887,952

Notes issued by the Group

Notes issued by IRSA, due 2017 and 2020

On February 2, 2007, the Company issued US$ 150 million nominal 8.5%. The notes are due February 2017 and principal is paid at maturity. Interest is payable on February and August of each year as from August 2007.

This issue was part of a global issuance program of notes for a nominal value of up to US$ 200 million authorized by Resolution No. 15,529 and 15,537 of the CNV dated December 7 and December 21, 2007. On February 25, 2010, the Board of Directors of IRSA expanded the amount to up to US$ 400 million as mandated by the Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009.

As part of the expanded program, on July 20, 2010, IRSA issued US$ 150 million nominal 11.5%  Notes raising US$ 142.9 million after costs. The notes are due July 2020 and principal is paid at maturity. Interest is payable on January 20 and June 20 of each year as from January 20, 2011.

On November 2, 2010, the Ordinary Meeting of Shareholders approved an additional expansion of the global program of up to US$ 450 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

IRSA Notes due 2017 and IRSA Notes due 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies.

Under the Notes indentures, IRSA is permitted to incur additional indebtedness provided its coverage of consolidated interest ratio is higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and certain other consolidated non-cash charges. The Group was in compliance with these covenants as of June 30, 2013 and 2012.

Restricted payments include restrictions for payment of dividends and other outflows relating to prepayments of indebtedness or to acquisition of certain investments. These restricted payments could not be made in excess of the sum of:

(i)
50% of IRSA’s cumulative consolidated net income; or 75% of IRSA’s cumulative consolidated net income if the coverage of consolidated interest ratio is at least 3.0 to 1; or 100% of IRSA’s cumulative consolidated net income if the coverage of consolidated interest ratio is at least 4.0 to 1;

(ii)	net cash proceeds from new capital contributions;
(iii)	reduction of the indebtedness of IRSA or its restricted subsidiaries;
(iv)	reduction in investments in debt certificates (other than permitted investments);
(v)	distributions received from unrestricted subsidiaries.

Notes issued by IRSA, due 2013 and 2014

On February 10, 2012, the Company placed, through public offer, NCN for a total amount of Ps. 300 million. These issuances were part of a global issuance program of notes approved by the Ordinary Meeting of Shareholders on October 31, 2011, and two Series due 2013 (Series III) and 2014 (Series IV) were issued, as described:

•
Class III Corporate Notes at Badlar rate plus 249 basis points for a face value of Ps. 153.2 million, to be matured 18 months after the issuing date and to be amortized in 3 consecutive payments within 12, 15 and 18 months, and interests to be paid in 6 installments, on a quarterly basis, from May 14, 2012.

•
Class IV Corporate Notes at a fixed rate of 7.45% for a face value of US$ 33.8 million (equal to Ps. 146.9 million), to be matured 24 months after the issuing date, to be subscribed and paid in Argentine Pesos at the applicable exchange rate, to be amortized in 4 equal and consecutive payments within 15, 18, 21 and 24 months, to be paid in 8 installments, on a quarterly basis, from May 14, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

APSA Convertible Notes  due 2014

On July 19, 2002, APSA issued US$ 50 million nominal 10.0% Series I convertible notes, payable semi-annually. The notes are due July 2014 and principal is paid at maturity. At the time of issue, the holders of the 2014 convertible notes had the option to convert their notes into ordinary shares at any time on or up to 30 days prior to the maturity of the principal at a conversion price per ordinary share being the higher of (i) the nominal per share value (Ps. 0.1 each) divided by the US$/Peso exchange rate at the time of conversion, and (ii) US$ 0.0324, a conversion rate of approximately 30,864 ordinary shares for every US$ 1 nominal of convertible notes.

The 2014 convertible notes were approved for issuance by the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by Resolution No. 14,196 of the CNV dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The holders of 2014 convertible notes are entitled to receive dividends declared on any date after the date of conversion.

On October 7, 2010, US$ 15.5 million of 2014 convertible notes representing 33% of the notes outstanding on June 30, 2010 converted into 477,544,197 new ordinary shares. On September 21, 2011, a holder converted US$ 0.009 million into 277,777 new ordinary shares. On January 24, 2013 another holder of APSA´s ONC exercised his conversion right. Therefore, 223,456 ordinary shares were issued of Ps. 0.1 face value each and CN for US$ 0.007 million were derecognized. On March 13, 2013 another holder of APSA´s CN exercised his conversion right. Therefore, 30,864 ordinary shares were issued of Ps. 0.1 face value each and CN for US$ 0.001 million were derecognized.

As of June 30, 2012, only 0.03% of the outstanding 2014 convertible bonds were held by third parties while the remaining percentage was held by IRSA, and was eliminated in consolidation. On January 14, 2013, IRSA accepted the repurchase offer submitted by APSA in connection with all CN,  which added to the conversions of January 24 and March 13 have resulted in all of the convertible bonds being held by the Group as of June 30, 2013.

Foreign currency denominated convertible debt that is settled by delivering a fixed number of the issuing entity own equity instruments in exchange for a fixed amount in foreign currency is classified in its entirety as financial liability. The conversion option is an embedded derivative not closely related to the debt host contract, therefore, it is accounted for separately as a derivative instrument and measured at fair value at initial recognition and at the end of each reporting period. The derivative instrument has a fair value of zero for all periods presented.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

25.	Borrowings (Continued)

APSA NCN Series I due 2017 and Series II due 2012

On May 11, 2007, APSA issued an aggregate of US$ 170 million in two parts. One of the series (Series I) consists of US$ 120 million 7.87% rate notes due May 2017 while the other (Series II) comprised Ps. 154.0 million (equal to US$ 50 million) 11.0% rate notes were due in June 2012. Interest on the Series I is payable on May 11 and November 11 of each year as from November 11, 2007 with principal due on May, 2017. Interest on the Series II was payable on June 11 and December 11 of each year as from December 11, 2007, with principal due in seven equal and consecutive semi-annual installments as from June 11, 2009. As of June 30, 2012, Series II was completely cancelled.

These issuances were part of a global issuance program of notes for a nominal value of up to US$ 200 million, authorized by Resolution No. 15,614 of the CNV dated April 19, 2007. On October 29, 2009, the Ordinary and Extraordinary Meeting of Shareholders expanded the amount to up to US$ 400 million.

At the time of issue, CRESUD together with the Company, were the principal bondholders of both series of notes. During fiscal years 2008, 2009 and 2011, APSA repurchased US$ 4.8 million of Series II. During October 2010, the Company sold its notes to third parties at a total price of US$ 38.1 million.

APSA NCN Series I due 2017 contain certain covenants, events of default and restrictions, as well as limitations on additional indebtedness, transactions with affiliates, mergers and disposal of assets. For additional indebtedness, APSA is required to comply with the financial ratio “coverage of consolidated interest”, which should be higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and considering other consolidated non-cash charges. As of June 30, 2013 and 2012, APSA was compliant with these clauses.

Loans and bank overdrafts

As of June 30, 2013 and 2012 and as of July 1, 2011, short-term and long-term loans were granted by several domestic financial institutions. They are repayable at various dates between July 2011 and July 2020, and bear either fixed interest rates ranging from 1.75% to 14.00% per annum, or variable interest rates mainly based on Badlar plus spreads ranging from 375 to 400 basic points. As of June 30, 2013, the Group does not hold short-term and long-term loans granted by several domestic financial institutions.

As of June 30, 2013 and 2012 and July 1, 2011, bank overdrafts were drawn on several domestic financial institutions. The Group has bank overdrafts of less than three months bearing floating interest rates ranging from 17% to 24% per annum.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.	Employee benefits

The Group operates a defined contribution plan (the “Plan”) covering certain selected managers from Argentina. The Plan was effective as from January 1, 2006. Participants may make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and up to 15% of their annual bonus (“Extraordinary Contributions”). Under the Plan, the Group matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

All contributions are invested in funds administered outside of the Group. Participants or their assignees, as the case may be, will have access to the 100% of the Company contributions under the following circumstances:

(i)	ordinary retirement in accordance with applicable labor regulations;
(ii)	total or permanent incapacity or disability;
(iii)	death.

In case of resignation or termination without good cause, the manager will receives the Group’s contribution only if he or she has participated in the Plan for at least 5 years.

Contributions made by the Group under the Plan amount to Ps. 2,029 and Ps. 1,496 for the fiscal years ended June 30, 2013 and 2012, respectively.

27.           Share-based payments

Equity Incentive Plan

The Group has an equity incentives plan, which is aimed at certain selected employees, directors and top management of the Company, APSA and CRESUD (the “Participants”). Engagement is voluntary and by invitation of the Board of Directors. This Incentive Plan was created with the intention of, at the Group’s exclusive discretion, extending the benefit for one or two fiscal years more in addition to the benefit initially granted, under the same or different conditions.

This Incentives Plan was effectively established on September 30, 2011 and is administered by the Board of Directors of the Company, APSA and CRESUD, as the case may be, or a committee appointed by the Board of Directors of the respective companies.

Under the Incentive Plan, over the last two years, Participants have made contributions (based upon their annual bonus) (“Contributions”) to purchase shares of the Company, APSA and CRESUD. These Contributions entitle Participants to receive from the Group shares of the Company, APSA and CRESUD in addition to the Contributions made by them each year ("Contributions"), providing they keep holding the acquired shares and remain an employee of the Company for at least 5 years, among other conditions required to qualify for such Contributions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.           Share-based payments (Continued)

The number of shares granted (employees’ contributions) and to be granted (contributions committed by the Group) was determined based on the average market value of the shares for a period of 60 days, both at the time the Incentive Plan was started and in the second year during which the benefit was extended. The shares corresponding to the employees' contributions were deposited in individual custody accounts under the name of such employees, but can be used only when the vesting conditions to qualify for the benefit are met. The Group's contributions will be transferred to vehicles specially constituted for such purposes, and will, as the conditions provided for in the Incentive Plan are met, transfer to the Participants the shares corresponding to such contributions.

As of June 30, 2013 and 2012,  a reserve has been set up under Shareholders’ equity as a result of this Incentive Plan for Ps. 8,258 and Ps. 2,595, respectively,  based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of said plan are met at each fiscal year end.

For the fiscal years ended June 30, 2013 and 2012, the Group has incurred a charge related to the Incentive Plan of Ps. 5.9 million and Ps. 2.7 million, respectively, while the total cost not yet recognized (given that the vesting period has not yet elapsed) is Ps. 17.5 million and Ps. 8.1 million, respectively, for each fiscal year. This cost is expected to be recognized over an average period of five years.

During the fiscal years ended June 30, 2013 and 2012, the Group granted 99,283 and 33,498 shares, respectively, corresponding to the Participants’ Contributions.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	June 30, 2013	June 30, 2012
At the beginnig	1,117,608	-
To be granted	1,069,259	1,117,608
Expired	(5,252)	-
At the end	2,181,615	1,117,608

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.           Taxes

The Group’s income tax has been calculated on the estimated taxable profit for the years at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

The detail of the provision for the Group’s income tax, is as follows:

	June 30, 2013	June 30, 2012
Current income tax	(229,295)	(207,090)
Deferred income tax	96,448	90,152
Income tax expense	(132,847)	(116,938)

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	25%
U.S.A.	45%
Bermuda	0%

Deferred tax assets and liabilities of the Group as of June 30, 2013 and 2012 and as of July 1, 2011 will be recovered as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
Deferred income tax asset to be recovered after more than 12 months	97,408	198,734	127,772
Deferred income tax asset to be recovered within 12 months	220,580	2,091	59,712
Deferred income tax assets	317,988	200,825	187,484

	June 30, 2013	June 30, 2012	July 1, 2011
Deferred income tax liabilities to be recovered after more than 12 months	(570,980)	(589,469)	(567,724)
Deferred income tax liabilities to be recovered within 12 months	(57,708)	11,667	(86,889)
Deferred income tax liabilities	(628,688)	(577,802)	(654,613)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.           Taxes (Continued)

The gross movement on the income tax and the deferred tax account is as follows:

	June 30, 2013	June 30, 2012
Beginning of year	(376,977)	(467,129)
Acquisition of subsidiaries	(26,103)	-
Currency translation adjustment	(4,068)	-
Income tax expense and deferred income tax	96,448	90,152
End of year	(310,700)	(376,977)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2013 and 2012, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax asset	Investments	Other receivables	Tax loss carry-forwards	Advances from customers	Others	Total
At July 1, 2011	-	57,886	57,417	56,941	15,240	187,484
Charged / (credited) to the statements of income	27,797	(57,886)	26,905	16,799	(274)	13,341
At June 30, 2012	27,797	-	84,322	73,740	14,966	200,825
Charged / (credited) to the statement of income	35,009	-	54,812	19,533	7,809	117,163
At June 30, 2013	62,806	-	139,134	93,273	22,775	317,988

Deferred income tax liabilities	Trade and other receivables	Investment properties	Investments	Others	Total
At July 1, 2011	(13,911)	(541,996)	(53,106)	(45,600)	(654,613)
Charged / (credited) to the statements of income	(9,456)	66,351	7,348	12,568	76,811
At June 30, 2012	(23,367)	(475,645)	(45,758)	(33,032)	(577,802)
Charged / (credited) to the statements of income	(21,154)	(6,911)	(4,903)	12,253	(20,715)
Additions for business combination	-	(26,103)	-	-	(26,103)
Cumulative translation adjustment	-	(4,068)	-	-	(4,068)
At June 30, 2013	(44,521)	(512,727)	(50,661)	(20,779)	(628,688)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.           Taxes (Continued)

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the years in which the deferred tax assets are deductible, management believes that as at June 30, 2013, it is probable that the Group will realize all of the deferred tax assets registered.

As of June 30, 2013, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Cumulative tax loss carry-forwards	Date of generation	Due date
Argentina	22,112	2009	2014
Argentina	29,556	2010	2015
Argentina	102,690	2011	2016
Argentina	124,013	2012	2017
Argentina	180,914	2013	2018
	459,285
As of June 30, 2013 IRSA and its subsidiaries own tax loss carry-forwards for Ps. 459,285 due 2018.

The Group did not recognize deferred income tax assets of Ps. 32.5 million, Ps. 71.4 million and Ps. 36.0 million as of June 30, 2013 and 2012 and July 1, 2011, respectively. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.           Taxes (Continued)

The Group did not recognize deferred income tax liabilities of Ps. 22.7 million as of June 30, 2013 related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for the years ended June 30, 2013 and 2012:

	June 30, 2013	June 30, 2012
Net income at tax rate applicable to profits in the respective countries	156,163	119,565
Tax effects of:
Share of profit of associates and joint ventures	(26,303)	(35,108)
Recognized tax losses from prior exercises.	(31,732)	-
Unrecognized tax losses	38,992	31,027
Non-taxable income	(3,203)	3,851
Others	(1,070)	(2,397)
Income tax expense	132,847	116,938

29.	Leases

The Group as lessee

Operating leases:

The Group rents two properties that use as a shopping center. These agreements provide for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rent expense for the years ended June 30, 2013 and 2012 was Ps. 2,921 and Ps. 2,896, respectively and is included in the line item "Costs" in the Income Statement.

The Group also, leases office space under an operating lease with companies related to the Chairman and Director of the Group. Leases calls for monthly payments of US$ 76.4 and US$ 9.8. Rental expense under this lease amounted to Ps. 549 and Ps. 540 for the years ended June 30,2013 and  2012.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Leases (Continued)

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
No later than 1 year	6,769	7,224	4,859
Later than one year and not later than five years	15,423	18,196	16,149
Later than five years	39,884	42,949	45,982
	62,076	68,369	66,990

Finance leases:

The Group leases certain computer equipment under various finance leases for an average term of three years. The net book value of these assets under finance leases is included in Note 12.

At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statements of income. The book value of these liabilities under finance leases is included in Note 25.

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

The future minimum payments that the Group must pay off under finance leases are as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
No later than 1 year	1,367	1,060	-
Later than one year and not later than five years	1,425	486	-
	2,792	1,546	-
Finance charges	(279)	(122)	-
Present value of finance lease liabilities	2,513	1,424	-

The present value of finance lease liabilities is as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
No later than 1 year	1,243	944	-
Later than one year and not later than five years	1,270	480	-
Present value of finance lease liabilities	2,513	1,424	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Leases (Continued)

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at June 30, 2013 and 2012 was 12.68% and 7.5%, respectively.

The Group as lessor

Operating leases:

•	Leases of office and other buildings

The Group enters into cancellable operating leases relating to offices and other buildings. The contracts have an average term raging from three to five years. Certain leases have terms of ten years. The tenants are charged a base rent payable on a monthly basis.

Rental income, from offices and other buildings of the Group amount to Ps. 207,386 and Ps. 185,824  for the fiscal years ended June 30, 2013 and 2012, respectively, and is included under the line “Rental”  in the statement of income.

The book value of assets and their accumulated amortization for such leases are described in Note 11.

•	Leases of shopping centers

The Group enters into cancellable operating leases relating to shopping centers. The contracts have an average term raging from three to five years, with some leases relating to anchor stores having terms of ten years, which are generally renewable. Tenants are usually charged a rent which is the higher of (i) the base rent; and (ii) complementary rent (which generally ranges between from 4% to 10% of the sales). Furthermore, pursuant to the rent escalation clause in most lease arrangements, the tenants’ base rent generally increases between 7% and 24% each year during the lease term. Since the complementary rent is not known until the end of the period, it meets the definition of contingent rent under IAS 17 “Leases”. Accordingly, complementary rental income will be recognized once the contingent rent is known.

For the fiscal years ended June 30, 2013 and 2012, the average (basic rental) and contingent (supplementary rental) rental income of the Group’s shopping centers amounted to Ps. 830,830 and Ps. 645,347 and to Ps. 254,854 and Ps. 212,285, respectively and are included under “Revenue” in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Leases (Continued)

Additionally, the Group owns a shopping center property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group leases this property to a third party shopping center operator under an operating lease agreement expiring in 2032. The lease provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the year ended June 30, 2013 and 2012 amounted to Ps. 603 and Ps. 277 and is included in the line item "Revenues" in the statements of income.

The book value of assets and their accumulated amortization for such leases are described in Note 11.

The future minimum proceeds under non-cancellable operating leases from Group´s shopping centers, offices and other buildings are as follows:

	June 30, 2013	June 30, 2012	July 1, 2011
No later than 1 year	489,282	418,639	340,864
Later than one year and not later than five years	834,356	712,905	518,435
Later than five years	65,745	56,258	36,742
	1,389,383	1,187,802	896,041

Finance leases:

The Group does not act as a lessor in connection with finance leases.

30.	Shareholders' Equity

Share capital and premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 1 per share and one vote each. As of June 30, 2013 and 2012, no changes were recorded in the equity accounts.

Inflation adjustment of share capital

Under Argentine GAAP, the Group’s financial statements were previously prepared on the basis of general price-level accounting which reflected changes in the purchase price of the Argentine Peso in the historical financial statements through February 28, 2003. The inflation adjustment related to share capital was appropriated to an inflation adjustment reserve that formed part of shareholders' equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Company. Resolution 592/11 of the CNV requires that at the transition date to IFRS certain equity accounts, such as the inflation adjustment reserve, are not adjusted and are considered an integral part of share capital.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

30.	Shareholders’ Equity (Continued)

Legal reserves

According to Argentina´s laws 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s subsidiaries have not reached the legal capped amounts.

Reserves for new developments

The Company and subsidiaries may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These special reserves may be for general purposes or for specific uses such as new developments. The voluntary reserves may be released for dividend distribution.

Dividends

The dividends expired in the year ended June 30, 2013 and 2012 amounts to Ps. 180.0 million (Ps. 0.31 per share) and Ps. 310.6 million (or Ps. 0.54 per share), respectively.

Expired dividends

On December 20 and December 30, 2011, APSA received from Caja de Valores S.A. the amount of Ps. 6,937 for funds sent by such company to pay undistributed cash dividends, as per the following detail:

- Ps. 3,809 to expired dividends;
- Ps. 3,128 to current dividends.

Out of the balance of current dividends which amounted to Ps. 3,128, Ps. 626 became forfeited on November 17, 2012. The remaining balance of Ps. 2,502 is disclosed under Trade and other payables.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

31.	Revenues

	June 30, 2013	June 30, 2012
Base rent	830,830	645,347
Contingent rent	254,854	212,285
Admission rights	107,608	88,221
Averaging scheduled rent escalation	22,641	26,288
Parking fees	62,484	45,141
Letting fees	33,620	33,100
Service charges	597,874	493,133
Property management fee	21,803	16,751
Others	3,560	3,297
Total rental and service income	1,935,274	1,563,563
Sale of trading properties	24,868	51,905
Revenue from hotel operations	225,835	170,012
Consumer financing	1,203	4,836
Total other revenue	251,906	226,753
Total revenues	2,187,180	1,790,316

32.	Costs

	June 30, 2013	June 30, 2012
Costs of rental and services costs (Note 33)	906,234	719,159
Cost of sale and development (Note 33)	12,188	20,232
Costs from hotel operations (Note 33)	168,282	117,580
Costs from consumer financing (Note 33)	907	1,687
Total costs	1,087,611	858,658

33.	Expenses by nature

The Group disclosed expenses the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Expenses by nature (Continued)

For the period ended June 30, 2013:

	Group Costs
	Cost of sale and development	Costs of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Leases and expenses	1,774	11,505	-	136	1,461	783	15,659
Depreciation and amortization	529	199,866	-	13,591	5,815	220	220,021
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	-	12,825	12,825
Advertising and other selling expenses	-	115,013	-	4,869	12	16,580	136,474
Taxes, rates and contributions	1,500	68,982	-	263	7,585	50,925	129,255
Maintenance, security, cleaning, repairs and others	2,747	226,208	38	21,754	11,769	691	263,207
Fees and payments for services	237	29,390	858	1,301	30,753	3,525	66,064
Directors fees	-	-	-	-	62,873	-	62,873
Salaries, social security costs and other personnel expenses	155	244,311	3	96,096	62,688	18,098	421,351
Cost of sale of properties	5,214	-	-	-	-	-	5,214
Food, beverage and other lodging expenses	-	-	-	29,643	2,900	680	33,223
Others	32	10,959	8	629	8,985	1,798	22,411
Total expenses by nature	12,188	906,234	907	168,282	194,841	106,125	1,388,577

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Expenses by nature (Continued)

For the period ended June 30, 2012:

	Group costs
	Cost of sale and development	Cost of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Leases and expenses	1,958	22,553	-	35	498	121	25,165
Depreciation and amortization	-	154,955	17	10,411	3,450	44	168,877
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	-	6,964	6,964
Advertising and other selling expenses	-	99,279	-	2,811	1,755	16,188	120,033
Taxes, rates and contributions	1,323	47,658	-	-	3,927	41,383	94,291
Maintenance, security, cleaning, repair and others	1,590	179,647	265	17,822	8,535	649	208,508
Fees and payments for services	346	20,301	1,368	3,192	33,928	3,423	62,558
Director’s fees	-	-	-	-	59,298	-	59,298
Salaries, social security costs and other personnel expenses	97	191,018	18	59,893	53,166	15,599	319,791
Cost of sale of properties	14,904	-	-	-	-	-	14,904
Food, beverage and other lodging expenses	-	-	-	22,714	3,005	13	25,732
Others	14	3,748	19	702	6,785	389	11,657
	20,232	719,159	1,687	117,580	174,347	84,773	1,117,778

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

34.	Employee costs

	06.30.2013	06.30.2012
Salaries, bonuses, social security expenses and others	410,519	315,891
Costs of equity incentive plan	5,856	2,690
Defined contribution plan costs	4,976	1,210
Employee costs	421,351	319,791

35.	Other operating results, net

	06.30.2013	06.30.2012
Result from purchase of subsidiaries (Note 4)	137,062	-
Result from sale of subsidiaries and joint ventures (Note 4)	15,433	-
Tax on shareholders’ personal assets	(5,132)	(3,360)
Donations	(30,592)	(17,243)
Recovery of allowances	2,400	3,650
Lawsuits and other contingencies (1)	(17,765)	(8,348)
Others	(8,138)	(7,145)
Total other operating results, net	93,268	(32,446)
(1)	Includes legal expenses.

36.	Financial results, net

	06.30.2013	06.30.2012
Finance income:
- Interest income	38,244	15,817
- Foreign exchange	58,032	53,576
- Dividends income	23,249	20,654
- Gain from derivative financial instruments	15,726	764
- Gain from sale of financial assets	2,057	-
- Other finance income	-	15,053
Total finance income	137,308	105,864

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.	Financial results, net (Continued)

	06.30.2013	06.30.2012
Finance costs:
- Interest expense	(330,122)	(280,089)
- Foreign exchange	(407,473)	(213,888)
- Loss from derivative financial instruments	(4,484)	(2,860)
- Other financial costs	(43,983)	(35,548)
Finance costs	(786,062)	(532,385)
Less: Capitalized finance costs	9,166	1,515
Total finance costs	(776,896)	(530,870)
Other financial results:
- Fair value gain / (loss) of financial assets at fair value through profit or loss	1,396	(1,821)
Total other financial results (*)	1,396	(1,821)
Total financial results, net	(638,192)	(426,827)

(*)     Net income for the year ended June 30, 2013 is mostly attributable to gains from fair value measurement of the Group’s equity interest in Hersha (Ps. 75.2 million), Supertel (Ps. 21.4 million) and other financial assets (Ps. 22.4 million), offset by the losses from fair value measurement of the Group’s equity interest in Dolphin Fund Ltd., which are mostly derived from Dolphin Fund Ltd.’s 10% equity interest in Ganden Holdings Ltd. (Ps. 117.6 million).

The net loss for the year ended June 30, 2012 is mostly attributable to losses from fair value measurement of the Group’s equity interest in Dolphin Fund Ltd. (Ps. 14.4 million) and other financial assets (Ps. 8.7 million), offset by the gains from fair value measurement of the Group's equity interest in Hersha (Ps. 16.4 million) and Supertel (Ps. 4.9 million).

37.	Earnings per share

(a)	Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year (Note 30).

	06.30.2013	06.30.2012
Profit attributable to equity holders of the Group	238,737	203,891
Weighted average number of ordinary shares in issue	578,676	578,676
Basic earnings per share	0.41	0.35

(b)	Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. The Group does not possess dilutive potential shares; therefore, diluted earnings per share are equal to basic earnings per share.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-
An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-	An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The following section provides a brief description of the main transactions conducted with related parties which are not described in other notes of these consolidated financial statements:

1.	Remunerations of the Board of Directors

The Business Company Act provides that the remuneration of the Board of Directors, where it is not set forth in the Company’s by-laws, shall be fixed by the Shareholders' Meetings. The maximum amount of remuneration that the members of the Board are allowed to receive, including salary and other performance-based remuneration of permanent technical-administrative functions, may not exceed 25% of the profits.

Such maximum amount will be limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where the total of profits is distributed.

Some of our Directors are hired under the Employment Contract Act No. 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination.

The remuneration of directors for each fiscal year is based on the provisions established by the Business Company Act, taking into consideration whether such directors perform technical-administrative functions and depending upon the results recorded by the Company during the fiscal year. Once such amounts are determined, they should be approved by the Shareholders’ Meeting.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

2.	Senior Management remuneration

The members of the Senior or Top Management are appointed and removed by the Board of Directors, and perform functions in accordance with the instructions delivered by the Board itself.

The Group’s Senior Management is composed of as follows:

Name	Date of birth	Position	In the position since
Eduardo S. Elsztain	01/26/1960	General Manager	1991
Daniel R. Elsztain	12/22/1972	Operating Manager	2012
Matias Gaivironsky	02/23/1976	Financial Manager	2011
David A. Perednik	11/15/1957	Administrative Manager	2002
Jorge Cruces	11/07/1966	Commercial Manager	2007

The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's backgrounds, capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of the senior management participate in defined contribution and share-based incentive plans that are described in Notes 26 and 27, respectively.

Corporate Service Agreement

In due course, the Board considered it was convenient to implement alternatives that should allow to reduce certain fixed costs, in view that the operating areas of IRSA, our subsidiary APSA and our controlling company CRESUD, share certain characteristics of affinity, with the aim of reducing their incidence on the operating results, building on and enhancing the individual efficiencies of each of the companies in the different areas that form part of operating management.

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement") was entered into between IRSA, APSA and CRESUD. The agreement has a term of 24 months, is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice.

It is also worth noting that the parties have hired an external consulting firm to review and evaluate half-yearly the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and documentation. Notably, the parties retain absolute freedom and confidentiality regarding their strategic and business decisions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

3.	Donations granted to Fundación IRSA

Fundación IRSA is a non-profit institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Group’s employees. The main members of Fundación IRSA's Board of Directors are: Eduardo S. Elsztain (President); Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by APSA, IRSA and Cresud.

4.	Rentals and/or rights of use

In the course of its normal operations, the Group enters into different kinds of agreements for the rental of real property and spaces in shopping centers related to its activities, namely:

(a)	Lease agreements, gratuitous bailment agreements or agreements for the use of space in shopping centers:

The Group normally leases diverse spaces in its Shopping Centers (stores, stands,  storage rooms or advertising spaces) to related parties, such as Tarshop S.A. (APSA´s associate) and Banco Hipotecario S.A. (Group´s associate).

Store lease agreements are usually for three years and provide for monthly rental payments, proportional payment of common expenses and contributions to the Fondo de Promociones Colectivas (FPC) (Collective Promotion Fund), as well as payment of all direct expenses and taxes resulting from the execution of the agreements. The monthly rental is increased annually by a certain percentage as from the second contract year, on an annual and cumulative basis. The agreements further provide the payment of a right of admission and a special installment corresponding to the FPC, payable at the start of the agreement (called FPC Lanzamiento).

The right to use the stands located in the shopping centers is usually granted by way of use permit agreements or, in specific cases, under gratuitous bailment agreements.  In the former case, the agreements have a term of one or two years, provide for the payment of a monthly rental and a single percent contribution for the payment of common expenses and the FPC, as well as the payment of all the direct expenses and taxes associated to the execution of agreements. Where the term is in excess of one year, the agreement provides for a percentage increase after the first year. Under the gratuitous bailment agreement, the lessee does not make the monthly payment or the contribution to the above cited fund, but pays for the stand’s specific direct expenses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

As for the rental of storage space, these agreements are accessory to the rental of a store or the right to use a stand, so in general their term coincides with that of the primary agreement. These agreements provide only for the payment of a monthly rental, which is increased annually by a given percentage as from the second year, and while they do not include payments of any common fund or direct expenses, they do provide for the payment of taxes associated with the execution of the agreement.

Furthermore, the Group offers different spaces located in the shopping centers for the advertising of different companies, brands and/or products (non-traditional advertising or NTA). These are generally short-term agreements and provide for the placement of advertising in a specific number of locations at the shopping centers in exchange for a global consideration. The taxes that levy the execution of these agreements are usually paid by the counterparties.

(b)	Rights of use granted to Fundación Museo de los Niños:

In October 1997, Alto Palermo S.A. entered into an agreement with Fundación IRSA whereby a store at the Abasto shopping mall was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, in September 1999, Fundación IRSA assigned free of cost all of the rights of use over such store and its respective obligations to Fundación Museo de los Niños.

Fundación Museo de los Niños is a non-profit organization created by the same founders of Fundación IRSA which maintains the same members of the Board of Directors.

In November 2005, APSA S.A. signed another agreement with Fundación Museo de los Niños grating under gratuitous bailment a store at Alto Rosario shopping mall for a term of 30 years.

Fundación Museo de los Niños has used these spaces to set up "Museo de los Niños, Abasto” and “Museo de los Niños, Rosario", two interactive learning centers intended for children and adults. Both agreements provide that the payment of common expenses and direct expenses related to the services performed by these stores should be borne by Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

(c)	Office rental (the Group as lessee):

The Group, together with Cresud rent the offices of our president located at 108 Bolivar St., in the City of Buenos Aires, property of Isaac Elsztain e Hijos S.C.A. (a company controlled by certain relatives of Eduardo S. Elsztain, our president) and Hamonet S.A. (a company controlled by Fernando A. Elsztain, one of our directors, and some of its family members). The agreement, entered into in March 2004, is for 120 months and provides for a monthly rental of US$ 15, which is distributed and shared equally among the three companies.

The Group’s central management is located on the different floors of Intercontinental Plaza tower, located at 877 Moreno St. in the City of Buenos Aires, owned by our directly controlling company IRSA. Our Parent Company Cresud, rents certain floors and parking spaces under diverse rental agreements which expire in 2014. The monthly rental payment agreed amounts to US$ 15 plus the obligation to pay common expenses and taxes levied on the real property, proportionately to the total area rented.

Additionally, Tarshop S.A. rents two floors and parking space, of our building in 652 Suipacha St., under agreements which expire in 2014. The monthly rental payment agreed amounts to US$ 48 plus the obligation to pay common expenses and taxes levied on the real property, proportionately to the total area rented.

5.	Service provider or recipient:

In the normal course of business operations conducted by the Group, the Group renders and receives different types of services, the most significant being:

(a)	Management Fee:

The Group usually enters into certain administration and/or management agreements involving the group’s companies and other related parties based upon such parties’ backgrounds, knowledge, experience and expertise in managing this type of business, as well as the existence of qualified staff and a proper structure to render the relevant type of services. These agreements usually designate one of the Group’s companies as exclusively responsible for the management of the complexes and/or companies in exchange of a money consideration, calculated on a base that may be fixed or variable.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

(b)	Special reimbursement programs with several means of payment:

The Group carries out diverse business actions and promotions intended to promote larger number of visitors and consumption inside its shopping centers.

Some promotions offer different types of discounts to clients and/or interest-free financing plans on specific dates or periods. To this end, the Group enters into agreements with various third party financial entities and/or related parties, such as Banco Hipotecario S.A. and Tarshop S.A.

Overall, these agreements establish different refund percentages, on specific dates or periods, for clients making purchases at all the participating stores using the means of payment specific of each financial entity and, on occasions, additional financing plans with interest-free installments. The cost of the refunds granted to the clients is generally distributed as a percentage among the lessors of the shopping centers and the financial entities, while the cost of interest-free financing is borne, in general, by the latter. The Group acts as an intermediary and is in charge of the lessors’ engagement and the advertising of these promotions. This activity results in no money flows or transfer of revenues or costs between the Group and its related parties.

(c)	Legal services:

The Group hires legal services from Estudio Zang, Bergel & Viñes, Our Vice-president, Saúl Zang, and our alternate directors, Juan M. Quintana, Salvador D. Bergel, and D. Pablo Vergara del Carril are members of that law firm.

6.	Purchase and sale of goods and/or service hiring:

In the normal course of its business and with the aim of building on and enhancing the individual efficiencies of each of the Group’s companies in the different areas comprising the operating management, and with a view to obtaining the best prices and rates, supplies and materials are purchased, and/or services are hired on behalf of a company which later sells and/or recovers for companies of the Group or other related parties, based upon their actual utilization.

(a)	Sale of radio or TV advertising seconds and/or spaces in newspapers and magazines:

The Group usually enters into agreements with third parties whereby it acquires, for future use, rights to use different means (pages in newspapers and magazines, radio or TV seconds, etc.), which it subsequently uses in its advertising campaigns. Such means may be used by the acquiring company or by other related parties, in which case the former sells such spaces to the latter.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

(b)	Sale of supplies and materials:

Usually, each of the Group companies buys from third parties different types of supplies and materials required to carry out its activities, which it then uses directly or sells to one or more Group companies or related parties, based upon utilization needs.

(c)	Reimbursement of expenses:

These operations do not entail additional profits to the company recovering expenses, for the same are carried out as per the cost value of the goods or services acquired.

7.	Financial operations:

(a)	Borrowings

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities between the group’s companies and/or other related parties. These loans generally accrue interest at market rates from the date of each disbursement until the date of effective repayment, and may be paid off wholly or partially prior to the due date, either in cash and/or through capitalization (conversion into shares), and/or by way of offsetting arrangements involving debit and credit balances existing between the companies.

(b)	Master agreement for US dollar-denominated forward transactions with Banco Hipotecario S.A.

APSA and Banco Hipotecario S.A. entered into a master agreement for the performance of dollar-denominated forward transactions. This master agreement provides that the parties may carry out this type of transactions by fixing a certain forward price (“the Agreed Price”). Such transactions are settled in cash by paying the difference between the Agreed Price and the quoted price of the US dollar on the settlement date.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Parent Companies
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	480	-	(10,565)	-	-
	Corporate services	-	-	-	-	-	(33,927)	-	-
	Sale of real state property	-	-	-	701	-	-	-	-
	Non-Convertible Notes	14,001	16,655	-	-	-	-	-	-
	Share-based payments	-	-	-	1,331	-	-	-	-
Total Parent Companies		14,001	16,655	-	2,512	-	(44,492)	-	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	298	-	(372)	-	-
	Borrowings	-	-	-	-	-	-	(35,557)	(9,738)
	Non-Convertible Notes	-	5,136	-	-	-	-	-	-
	Mortgage bonds	-	540	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	11	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	507	-	-	-	-
Manibil S.A.	Other liabilities	-	-	-	-	-	(781)	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	1,525	-	-	-	-
Tarshop S.A.	Reimbursement of expenses	-	-	-	1,759	-	(1)	-	-
Total Associates		-	5,676	-	4,1	-	(1,154)	(35,557)	(9,738)

38.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint ventures
Baicom Networks S.A.	Management fee	-	-	1,007	1	-	-	-	-
	Reimbursement of expenses	-	-	-	18	-	(2)	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	29	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	(98,328)	-
	Reimbursement of expenses	-	-	-	84	-	(254)	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	275	-	(141)	-	-
	Leases’ collections	-	-	-	11	-	(13)	-	-
	Leases and/or rights of use	-	-	-	-	-	(248)	-	-
	Management fee	-	-	-	629	-	-	-	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	-	101	-	-	-	-
	Borrowings	-	-	-	3,916	-	-	-	-
	Reimbursement of expenses	-	-	-	180	-	-	-	-
Quality Invest S.A.	Management fee	-	-	-	46	-	(45)	-	-
	Reimbursement of expenses	-	-	-	77	-	-	-	-
	Borrowings	-	-	-	500	-	-	-	-
Total Joint ventures		-	-	1,007	5,867	-	(703)	(98,328)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current

Subsidiaries of the parent companies
Helmir S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-
Alafox S.A.	Reimbursement of expenses	-	-	-	49	-	-	-	-
Doneldon S.A.	Reimbursement of expenses	-	-	-	39	-	-	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	40	-	(8)	-	-
Sedelor S.A.	Reimbursement of expenses	-	-	-	38	-	-	-	-
Codalis S.A.	Reimbursement of expenses	-	-	-	47	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	9	-	-	-	-
Total Subsidiaries of the parent companies		-	-	-	223	-	(8)	-	-
Other related parties								-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	-	2,57	-	(41)	-	-
Estudio Zang Bergel y Viñes	Advances	-	-	-	14	-	-	-	-
	Legal services	-	-	-	22	-	(979)	-	-
Dolphin Fund PLC	Contributions	17,249	-	-		-	-	-	-
	Reimbursement of expenses	-	-	-	133	-	-	-	-
Elsztain Realty Partners	Reimbursement of capital	-	-	-		-	(105,325)	-	-
Decater	Reimbursement of capital	-	-	-		-	(6,661)	-	-
Elsztain Managing Partners	Reimbursement of expenses	-	-	-		-	(61)	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	51	-	(2)	-	-
Inversiones Financieras del Sur S.A.	Reimbursement of expenses	-	-	-	261	-	(3)	-	-
IRSA Developments LP	Reimbursement of expenses	-	-	-	32	-	(5)	-	-
Museo de los niños	Reimbursement of expenses	-	-	-	133	-	(11)	-	-
	Leases and/or rights of use	-	-	-	928	-	(3)	-	-
Total Other related parties		17,249	-	-	4,144	-	(113,091)	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Directors and Senior Management
Directors	Management fees	-	-	-	7,599	-	(11,754)	-	-
	Reimbursement of expense	-	-	-	-	-	(69)	-	-
	Guarantee deposits	-	-	-	-	-20	-	-	-
Total Directors and Senior Management		-	-	-	7,599	-20	(11,823)	-	-
Total		31,25	22,331	1,007	24,445	-20	(171,271)	(133,885)	(9,738)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2012:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Parent companies
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	4,979	-	(934)	-	-
	Corporate services	-	-	-	15,203	-	(53,42)	-	-
	Leases and/or rights of use	-	-	-	496	-	-	-	-
	Share-based payments	-	-	-	238	-	-	-	-
	Sale of real state property	-	-	-	701	-	-	-	-
	Dividends	-	-	-	-	-	(7,071)	-	-
	Non-Convertible Notes	29,958	8,781	-	-	-	-	-	-
	Other receivables	-	-	-	30	-	-	-	-
Total Parent companies		29,958	8,781	-	21,647	-	(61,425)	-	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	41	-	(75)	-	-
	Mortgage bonds	-	496	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	257	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	426	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	1,269	-	-	-	-
Tarshop S.A.	Reimbursement of expenses	-	-	-	1,285	-	-	-	-
	Leases and/or rights of use	-	-	-	343	-	(781)	-	-
	Reimbursement of expenses	-	-	-	-	-	(1)	-	-
Total Associates		-	496	-	3,621	-	(857)	-	-
Joint ventures
Baicom Networks S.A.	Financial operations	-	-	910	-	-	-	-	-
	Reimbursement of expenses	-	-	-	65	-	-	-	-
Canteras Natal Crespo S.A.	Management fees	-	-	-	483	-	-	-	-
	Financial operations	-	-	-	100	-	-	-	-
	Reimbursement of expenses	-	-	-	445	-	-	-	-
Cyrsa S.A.	Reimbursement of expenses	-	-	-	480	-	(259)	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	567	-	(196)	-	-
	Management fees	-	-	-	61	-	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Puerto Retiro S.A.	Financial operations	-	-	-	2,105	-	-	-	-
	Reimbursement of expenses	-	-	-	150	-	-	-	-
	Other receivables	-	-	-	101	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	-	-	81	-	-	-	-
Total Joint Ventures		-	-	910	4,638	-	(455)	-	-
Subsidiaries of the parent companies
Cactus Argentina S.A.	Reimbursement of expenses	-	-	-	12	-	-	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	112	-	88	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-
Total Subsidiaries of the parent companies		-	-	-	125	-	(8)	-	-
Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	-	2,275	-	(17)	-	-
Dolphin Fund PLC	Contributions	-	16,956	-	-	-	-	-	-
Estudio Zang, Bergel y Viñes	Advances	-	-	-	49	-	-	-	-
	Management fees	-	-	-	-	-	(1,333)	-	-
Elsztain Managing Partners	Reimbursement of expenses	-	-	-	-	-	(53)	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	46	-	-	-	-
	Donations	-	-	-	-	-	(1)	-	-
IRSA Developments LP	Reimbursement of expenses	-	-	-	8	-	(5)	-	-
Museo de los Niños	Reimbursement of expenses	-	-	-	102	-	(19)	-	-
	Leases and/or rights of use	-	-	-	1,352	-	-	-	-
Total other related parties		-	16,956	-	3,832	-	(1,428)	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Directors and Senior Management
Directors	Management fees	-	-	-	-	-	(23,569)	-	-
	Reimbursement of expenses	-	-	-	157	-	-	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-
	Convertible notes 2014	-	-	-	-	-	-	(5)	-
Total Directors and Senior Management		-	-	-	157	(20)	(23,569)	(5)	-
Total		29,958	26,233	910	34,02	(20)	(87,742)	(5)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of July 1, 2011:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current

Parent companies
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	2,478	-	(4,619)	-	-
	Corporate services	-	-	-	16,592	-	(11,219)	-	-
	Non-Convertible Notes	7,706	2,615	-	-	-	-	-	-
	Other receivables	-	-	-	13	-	-	-	-
Total Parent company		7,706	2,615	-	19,083	-	(15,838)	-	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	4	-	(252)	-	-
	Leases and/or rights	-	-	-	221	-	-	-	-
	of use
	Mortagage bonds	-	477	-	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	448	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	960	-	-	-	-
	Capital contributions	-	-	-	-	-	(622)	-	-
Tarshop S.A.	Reimbursement of expenses	-	-	-	636	-	(17,33)	-	-
	Leases and/or rights	-	-	-	24	-	-	-	-
	of use
	Other payables	-	-	-	-	-	(5,533)	-	-
	Other receivables	-	-	-	13,715		-	-	-
Total Associates		-	477	-	16,008	-	(23,737)	-	-
Joint ventures
Baicom Networks S.A.	Financial operations	-	-	830	-	-	-	-	-
	Reimbursement of expenses	-	-	-	135	-	-	-	-
Canteras Natal Crespo S.A.	Management fees	-	-	-	352	-	-	-	-
	Financial operations	-	-	-	78	-	-	-	-
	Reimbursement of expenses	-	-	-	457	-	-	-	-
Cyrsa S.A.	Reimbursement of expenses	-	-	-	3,521	-	(3,451)	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current

Puerto Retiro S.A.	Reimbursement of expenses	-	-	-	-	-	(11)	-	-
	Other receivables	-	-	-	243	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	-	-	2,08	-	(32)	-	-
Total Joint Ventures		-	-	830	6,866	-	(3,494)	-	-
Subsidiaries of the parent companies
Cactus Argentina S.A.	Reimbursement of expenses	-	-	-	28	-	(3)	-	-
Futuros y Opciones.com S.A.	Other receivables	-	-	-	2	-	-	-	-
	Reimbursement of expenses	-	-	-	14	-	(8)	-	-
Total Subsidiaries of the parent companies		-	-	-	44	-	(11)	-	-
Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	-	1,026	-	(10)	-	-
Dolphin Fund PLC	Capital contribution	-	29,239	-	-	-	-	-	-
Estudio Zang, Bergel y Viñes	Advances	-	-	-	9	-	-	-	-
	Management fees	-	-	-	-	-	(1,228)	-	-
Elsztain Realty Partners Master Fund LP	Reimbursement of capital	-	-	-	-	-	(584)	-	-
	Reimbursement of expenses	-	-	-	156	-	-	-	-
Elsztain Realty Partners Master Fund II LP	Reimbursement of capital	-	-	-	-	-	(276)	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	34	-	-	-	-
	Donations	-	-	-	-	-	(1)	-	-
IRSA Developments LP	Reimbursement of expenses	-	-	-	7	-	-	-	-
	Capital contributions	-	-	-	-	-	(4)	-	-
IRSA Real Estate Strategies LP (“RES”)	Reimbursement of expenses	-	-	-	64	-	-	-	-
	Capital contributions	-	-	-	-	-	(4)	-	-
Museo de los Niños	Reimbursement of expenses	-	-	-	64	-	(9)	-	-
	Leases and/or rights	-	-	-	1,717	-	-	-	-
	of use
Total other related parties		-	29,239	-	3,077	-	(2,116)	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Directors and Senior Management
Directors	Management fees	-	-	-	-	-	(15,531)	-	-
	Reimbursement of expenses	-	-	-	157	-	-	-	-
	Guarantee deposits	-	-	-	-	-20	-	-	-
	Convertible notes 2014	-	-	-	-	-	-	(41)	(2)
Total Directors and Senior Management		-	-	-	157	-20	(15,531)	(41)	(2)
Total		7,706	32,331	830	45,235	-20	(60,727)	(41)	(2)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the year ended June 30, 2013:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent companies
Cresud S.A.C.I.F. y A.	-	-	(88,941)	-	6,998	-	-
Total Parent company	-	-	(88,941)	-	6,998	-	-
Associates
Banco Hipotecario S.A.	453	-	-	-	(1,377)	-	-
Tarshop S.A.	5,991	-	301	-	-	-	-
Total Associates	6,444	-	301	-	(1,377)	-	-
Joint ventures
Baicom Networks S.A.	-	-	-	-	96	-	-
Canteras Natal Crespo S.A.	-	96	-	-	11	-	-
Cyrsa S.A.	-	-	-	-	(8,724)	-	-
Nuevo Puerto Santa Fe S.A.	(111)	888	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	481	-	-
Quality Invest S.A.	-	216	-	-	(28)	-	-
Total Joint Ventures	(111)	1,200	-	-	(8,164)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(2,784)	-	-	-
Fundación IRSA	-	-	-	-	-	(1,420)	-
Isaac Elsztain e hijos S.C.A.	(372)	-	-	-	-	-	-
Dolphin Fund PLC (i)	-	-	-	-	(117,576)	-	-
Hamonet S.A.	(178)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	155	-	-
Total Other related parties	(550)	-	-	(2,784)	(117,421)	(1,420)	-
Directors and Senior Management
Directors	-	-	-	-	-	-	(62,873)
Total Directors and Senior Management	-	-	-	-	-	-	(62,873)
Total	5,783	1,200	(88,640)	(2,784)	(119,964)	(1,420)	(62,873)

(i)     Since 1996 the Group has invested in Dolphin Fund Plc., a mutual fund related to the Group’s President. The investment is accounted for as financial instruments measured at fair value with changes charged to income. As of June 30, 2013, the gains from the investment in Dolphin Fund Plc. amount to Ps. 117.6 million.

38.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the year ended June 30, 2012:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Sale of goods and/or services	Fees and salaries
Parent companies
Cresud S.A.C.I.F. y A.	786	-	(70,803)	-	2,804	-	-	-
Total Parent company	786	-	(70,803)	-	2,804	-	-	-
Associates
Banco Hipotecario S.A.	232	-	-	-	59	-	-	-
Tarshop S.A.	5,434	-	-	-	-	-	229	-
Total Associates	5,666	-	-	-	59	-	229	-
Joint ventures
Baicom Networks S.A.	-	-	9	-	81	-	-	-
Canteras Natal Crespo S.A.	-	-	-	-	9	-	96	-
Cyrsa S.A.	1	-	-	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	-	(226)	-	-	-	-	-	-
Quality Invest S.A.	-	(18)	-	-	-	-	198	-
Total Joint Ventures	1	(244)	9	-	90	-	294	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(5,252)	-	-	-	-
Dolphin Fund PLC	-	-	-	-	(12,283)	-	-	-
Fundación IRSA	-	-	-	-	-	(2,613)	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	125	-	-	-
Total Other related parties	-	-	-	(5,252)	(12,158)	(2,613)	-	-
Directors and Senior Management
Directors	-	-	-	-	(1)	-	-	(54,670)
Total Directors and Senior Management	-	-	-	-	(1)	-	-	(54,670)
Total	6,453	(244)	(70,794)	(5,252)	(9,206)	(2,613)	523	(54,670)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Barters transactions

The Group generally enters into barter transactions with third-party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for units to be constructed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third parties as of June 30, 2013:

Caballito

On June 29, 2011, the Group and TGLT entered into an agreement to barter a plot of land located in Mendez de Andes street in the neighborhood of Caballito in the Autonomous City of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction was agreed upon at US$ 12.8 million. TGLT plans to construct an apartment building with residential offices and parking space. In consideration, TGLT paid US$ 0.2 million in cash and will transfer to IRSA: (i) a number of apartments to be determined representing 23.10% of total square meters of residential space; (ii) a number to be determined of parking space representing 21.10% of total square meters of parking space; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, representing 21.10% of square meters of storage space. TGLT is committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months. TGLT mortgaged the land in favor of IRSA as guarantee. A neighborhood association named Asociación Civil y Vecinal SOS Caballito Por Una Mejor Calidad de Vida secured a preliminary injunction which suspended the works to be carried out by TGLT in the abovementioned property. Once said preliminary injunction was deemed final, the Government of the City of Buenos Aires and TGLT were served notice of the complaint. IRSA is not involved in these proceedings and has not been sued or summoned as a third party by any of the parties involved in the legal action.

Beruti

On October 13, 2010, the Group, through its subsidiary APSA, and TGLT, entered into an agreement to barter a plot of land located at Beruti 3351/59 in the Autonomous City of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction, which was subject to certain precedent conditions including the completion by TGLT of its initial public offering, was agreed upon at US$ 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT will transfer to APSA (i) a number of apartments to be determined representing 17.33% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 15.82% of total square meters of parking space; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of US$ 10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010 and therefore the precedent condition for the transaction was fulfilled on that date.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

39.	Barter transactions (Continued)

TGLT paid the mentioned US$ 10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed. To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of APSA.

An association named Asociación Amigos Alto Palermo presented an injunction requesting that the construction is prohibited and obtained a suspension interim measure for this purpose. Later, the Court of Appeals from the Autonomous City of Buenos Aires ordered the lifting of such interim measure.

Rosario

The Group, through APSA, subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land (plot 2 H), located in the City of Rosario, Province of Santa Fe for a total amount of US$ 2.3 million. On November 27, 2008 the Group and Condominios del Alto S.A. subscribed the deed.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future real estate: (i) 42 functional housing units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in the plot, and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the mentioned building.

On April 14, 2011, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 45 parking spaces and 5 storage spaces.

As a consequence of the co-bartering parties having fulfilled with obligations assumed with ADIF, the Argentine National State has determined, through Resolution No. 31-ADIF-P-2013, that compliance with the charge regarding the lot 2 H, has been verified upon reaching the minimum investment fixed for the cited lot, in conformity with ONABE Provision No. 07/2009 and Resolution No. 65-ADIF-P-2010, and has proceeded to release APSA and Condominios del Alto SA from any obligation as to ADIF with respect to the lot 2 H.

Furthermore, on May 17, 2013, the property was reported as condominium property, and thus properly filed with the Real Estate Registry, in order that Condominios del Alto S.A. should subsequently transfer the units under barter in favor of APSA. As on June 30, 2013, the transfer is still pending.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

40.	Subsequent events

• On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company's own stock pursuant to Section 64 of Law No. 26,831 and the CNV’s regulations,  for up to an aggregate amount of Ps. 200.0 million and up to 5% of the capital stock, in the form of shares or Global Depositary Shares (GDS) representing 10 shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the Company’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 8 per share, payable in Argentine legal tender.

On September 18, 2013, the Board of Directors resolved to increase the maximum price at Ps. 10 per share and US$ 10,50 per GDS.

On October 22, 2013, the Board of Directors approved a further increase of the maximum price, bringing it to Ps. 14.50 per share and US$ 15,00 per GDS.

· Until October 24, 2013 the Company acquired in various transactions 255.182 shares of its own capital stock (N.V. Ps. 1 per share) for a total of Ps. 2.2 million and 65,894 GDS (representing 658,940 shares) for a total of US$ 0.7 million.

• On August 23, 2013, Banco Hipotecario S.A.’s Annual Ordinary Shareholder’s Meeting approved the distribution of cash dividends to holders of common shares in the amount of Ps. 30.0 million, which was disclosed in the financial statements as of December 31, 2012. On September 12, 2013 the Board of BHSA approved the provision of the funds from the 20th of that month.

• On August 30, 2013, the Group, through our subsidiary APSA, subscribed 3,703,704 shares of Avenida Inc., representing 26.09% of its outstanding capital. Avenida Inc. will be engaged in the e-commerce business. The transaction price was Ps. 13,034, which has already been fully paid. The Group has the option to increase its interest up to 37.04% of the company.

• On August 30, 2013, Supertel filed with the SEC a Prospectus for the issue of 16,700,000 common shares. Subject to a minimum issue of US$ 100 million, the Group through RES undertook to convert 2 million preferred shares into common shares, after having made all applicable adjustments to the conversion price. As a result of the conversion and assuming an issue price of US$ 6.5 (the median price in the issue range), RES shall own approximately 3,076,923 common shares. In exchange for said conversion, Supertel will issue in favor of RES 2,500,000 warrants convertible into 2,500,000 common shares at an exercise price equal to the 110% of the issue price and due in 5 years. These terms and conditions shall also apply to the 3,750,000 warrants RES currently owns. If RES is not involved in the issue, its voting rights will be reduced to 16.5%. Supertel withdraw the public offering on September 2013.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

40.	Subsequent events (Continued)

• Subsequent to year-end, we have subscribed Dolphin's shares in the amount of US$ 75 million through our subsidiaries Tyrus and Ritelco.

• On September 16, 2013, Alto Palermo S.A. (APSA) entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal whereby the latter grant to APSA an exclusive and irrevocable option to purchase 10% of the equity interest and all the related rights of Arcos del Gourmet S.A.. The term to exercise the option runs from the execution of the agreement to December 31, 2018. The stock purchase price, in the event the option is exercised, is USD 0.8 million per each percentage point of the company’s capital stock. The option price is made up of a fixed amount of Ps. 2 million and another variable amount payable monthly, which results from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission, net of certain expenses, from the opening of the shopping mall until the end of the lease agreement between APSA and Arcos.

• On September 25 of 2013, Sociedad Rural Argentina (SRA), La Rural de Palermo S.A. (LRPSA), Boulevard Norte S.A. (BNSA), Ogden Argentina S.A., Entertainment Holdings S.A. (EH), Entretenimiento Universal S.A., and La Rural S.A., entered into an agreement that mainly consist of an amendment to the preexisting agreements under the joint venture pursuant to which they agreed to revise, amend and/or clarify certain provisions. Following this agreement, the Company is currently in the process of evaluating any potential effect on the preliminary purchase price allocation of its joint venture acquisition.

• On October 1,  2013, the board of directors called a Regular General Shareholders´ Meeting to be held on October 31, 2013 and informed on some of the items to be transacted thereat, namely:

a.	The provisions of Ruling 609/ 2012 of the National Securities Commission and the creation of a special reserve in the Shareholders' Equity.

b.	Payment of a dividend in cash and/or in kind up to an amount of Ps. 250.0 million.

c.	The purchase plan of the Company's own stock and the delegation to the Board of Directors of its destination and implementation.

d.	Update to the report on the Incentive Plan for the officers of the company as approved and ratified by the meetings held in 2009/2010/2011 and 2012, respectively.

e.	Update to the report on the Shared Services Agreement.

f.
Global Program of Issuance of Simple Corporate Notes for up to USD 300 million, currently in force in conformity with the approval of the Shareholders´ Meeting held on October 31, 2011, renewal of the delegation to the Board of Directors of the power to determine the emission time and currency, and other terms and conditions of the issuance of corporate notes.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

40.	Subsequent events (Continued)

g.
As approved by the shareholders´ meeting of October 29, 2009 and October 31, 2011 for the issuance of short-term debt securities (“VCP”, in Spanish) for a maximum amount outstanding at any time which cannot exceed the equivalent in pesos of USD 50 million; consideration of the renewal of the powers delegated on the Board of Directors to decide upon the timing and currency of issuance, and other terms and conditions.

• On December 27, 2012, the capital market law was promulgated. The main purposes of the law are to promote the participation of other investors in the capital market, to encourage the access to the capital market by small and medium sized companies and to create an integrated capital market, among others. In addition, the law introduces changes in the mechanisms of authorization, control and supervision of all the public offering stages, as well as in the roles of all the entities and individuals under its scope.

According to Section 2 of General Resolution No° 615/13 handed down by National Securities Commission (C.N.V.) on January 21, 2013, institutions, markets, agents and stock exchanges will continue to conduct their activities in the manner in which they are presently conducted up and until regulations are replaced.

On July 29, 2013, the Argentine Executive Branch regulated Law No. 26,831 under the Regulatory Decree 1023/2013 published in the Official Gazette on August 1, 2013.

On September 5, 2013, the C.N.V. issued General Resolution N° 622/13 to adapt its current rules to ensure the normal development of the different stock exchanges, clearing houses and agents and with the aim of fulfill the requirements or the capital market law.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2013 and 2012 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2013. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2013 and 2012, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2013 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

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

Price Waterhouse & Co S.R.L.
Buenos Aires, Argentina
August 7, 2013, except for notes 34 and 36 as to which the date is October 30, 2013	By:	/s/Marcelo Trama
Marcelo Trama
Partner

 BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As of June 30, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2013	2012
ASSETS

Cash and due from banks	Ps. 343,683	Ps. 216,548
Banks and correspondents	1,873,644	1,135,926
	2,217,327	1,352,474

Government and corporate securities (Note 7)	1,510,485	2,071,656

Loans (Note 8)
Mortgage loans	2,041,585	1,700,635
Credit card loans	4,065,538	3,094,209
Other loans	4,614,469	3,784,444
	10,721,592	8,579,288
Plus: Accrued interest receivable	87,544	68,456
Less: Allowance for loan losses (Note 9)	(296,633)	(236,512)
	10,512,503	8,411,232

Other receivables from financial transactions (Note 10)
Collateral receivable under repurchase agreements	374,618	161,281
Amounts receivable under derivative financial instruments	218,437	382,085
Loans in trust pending securitization	14,805	21,481
Amounts receivable under reverse repurchase agreements of government and corporate securities	4,063	627,880
Other (Note 10)	1,411,559	1,483,022
	2,023,482	2,675,749
Plus: Accrued interest receivable	8,316	9,912
Less: Allowance for Other receivables from financial transactions	(147,388)	(92,291)
	1,884,410	2,593,370

Assets under financial leases	29,843	712

Investments in other companies	9,091	4,066

Miscellaneous receivables (Note 11)	875,245	679,187

Bank premises and equipment (Note 12)	114,073	110,755

Miscellaneous assets (Note 13)	42,689	37,224

Intangible assets (Note 12)	144,701	76,425

Items pending allocation	-	371

Total Assets	Ps. 17,340,367	Ps. 15,337,472

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET – (Continued)
As of June 30, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2013	2012
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits
Checking accounts	Ps. 1,689,810	Ps. 2,029,353
Saving accounts	1,225,619	524,120
Time deposits	5,870,176	4,172,884
Other deposit accounts	113,615	79,756
	8,899,220	6,806,113
Plus: Accrued interest payable	78,901	137,098
	8,978,121	6,943,211
Other liabilities from financial transactions
Other banks and international entities (Note 16)	393,024	550,865
Bonds (Note 17)	2,291,731	1,983,959
Argentine Central Bank	33	6,905
Amounts payable under derivative financial instruments	314,496	388,595
Borrowings under repurchase agreements collateralized by government securities	333,196	97,948
Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities (Note 15)	4,069	654,882
Other	424,704	515,089
	3,761,253	4,198,243
Plus: Accrued interest payable	57,522	28,933
	3,818,775	4,227,176

Miscellaneous liabilities
Taxes	98,756	68,212
Sundry creditors (Note 21)	493,350	385,587
Other (Note 21)	126,974	104,054
	719,080	557,853

Reserve for contingencies (Note 14)	127,492	172,080

Items pending allocation	17,703	6,323

Non-controlling interest	70,880	61,635

Total Liabilities	13,732,051	11,968,278

SHAREHOLDERS' EQUITY

Common stock	1,463,365	1,463,365
Treasury stock	54,149	54,149
Paid in capital	834	834
Inflation adjustment on common stock	699.601	699,601
Reserves	894,429	894,429
Retained earnings	495,938	256,816
Total Shareholders' Equity	3,608,316	3,369,194
Total Liabilities and Shareholders' Equity	Ps. 17,340,367	Ps. 15,337,472

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2013	2012	2011
Financial income
Interest on loans and other receivables from financial transactions	Ps. 1,961,272	Ps. 1,405,016	Ps. 906,992
Income from government and corporate securities.	456,004	471,577	510,711
Other	6,906	5,108	2,786
	2,424,182	1,881,701	1,420,489
Financial expenses
Interest on deposits and other liabilities from financial transactions	1,120,480	872,265	667,804
Contributions and taxes on financial income	163,794	110,972	80,259
	1,284,274	983,237	748,063

Gross brokerage margin	Ps. 1,139,908	Ps. 898,464	Ps. 672,426

Provision for loan losses (Note 9)	233,376	154,539	110,141
Income from services
Insurance premiums	417,368	297,747	254,956
Commissions (Note 22)	670,213	547,465	398,351
Other (Note 22)	307,398	248,715	169,848
	1,394,979	1,093,927	823,155
Expenses for services
Insurance claims	57,583	40,834	43,287
Commissions (Note 22)	194,064	165,570	121,499
Contributions and taxes on income from services	39,261	25,705	17,872
	290,908	232,109	182,658
Administrative expenses
Salaries and social security contributions	844,965	655,514	485,546
Advertising expenses	88,538	85,258	63,038
Value added tax and other taxes	115,353	80,226	42,015
Directors’ and Syndics’ fees	31,774	22,325	15,842
Fees for administrative services	189,428	167,116	112,535
Maintenance and repairs	37,186	31,205	18,603
Electricity and communications	56,515	38,771	26,872
Depreciation of bank premises and equipment	15,830	14,572	14,065
Rent	49,895	38,032	17,661
Other	182,718	143,865	123,052
	1,612,202	1,276,884	919,229

Net income from financial transactions	Ps. 398,401	Ps. 328,859	Ps. 283,553

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME – (Continued)
For the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2013	2012	2011
Miscellaneous income
Penalty interest	54,833	49,524	30,950
Loans recoveries	100,834	142,326	141,967
Other (Note 23)	37,755	78,380	21,489
	193,422	270,230	194,406
Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables	31,058	117,015	66,845
Other (Note 23)	130,966	130,073	151,294
	162,024	247,088	218,139

Income before income taxes and Non-controlling interest	Ps. 429,799	Ps. 352,001	Ps. 259,820

Income taxes (Note 25)	76,529	50,287	28,021
Non-controlling interest	(14,148)	(617)	(13,382)
Net income for the period	Ps. 339,122	Ps. 301,097	Ps. 218,417

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Common stock (Note 27)	Paid in capital (Note 27)	Treasury stock (Note 27)	Inflation adjustment of common stock (Note 27)	Legal (Note 27)	Voluntary (Note 27)	Retained earnings	Total shareholders´ equity
Balance as of June 30, 2010	Ps. 1,428,900	Ps. -	Ps. 105,091	Ps. 683,124	Ps. 437,461	Ps. -	Ps. 207,090	Ps. 2,861,666

Retained earnings distribution approved by the General Shareholders’ Meeting held on April 13, 2011 – Legal Reserve	-	-	-	-	39,063	-	(52,438)	(13,375)

Sales of treasury stocks (Note 27.a.)	34,465	834	(50,942)	16,477	-	-	555	1,389

Net income for the period	-	-	-	-	-	-	218,417	218,417

Balance as of June 30, 2011	Ps. 1,463,365	Ps. 834	Ps. 54,149	Ps. 699,601	Ps. 476,524	Ps. -	Ps. 373,624	Ps. 3,068,097

Retained earnings distribution approved by the General Shareholders’ Meeting held on March 27, 2012 – Legal Reserve	-	-	-	-	50,304	367,601	(417,905)	-

Net income for the period	-	-	-	-	-	-	301,097	301,097

Balance as of June 30, 2012	Ps. 1,463,365	Ps. 834	Ps. 54,149	Ps. 699,601	Ps. 526,828	Ps. 367,601	Ps. 256,816	Ps. 3,369,194

Distribution of retained earnings - BCRA's Authorization -- Note 651 - 09/21/2012	-	-	-	-	-	-	(100,000)	(100,000)

Net income for the period	-	-	-	-	-	-	339,122	339,122

Balance as of June 30, 2013	Ps. 1,463,365	Ps. 834	Ps. 54,149	Ps. 699,601	Ps. 526,828	Ps. 367,601	Ps. 495,938	Ps. 3,608,316
The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2013, 2012 and 2011
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2013	2012	2011
Cash flows from operating activities:
Net income	Ps. 339,122	Ps. 301,097	Ps. 218,417
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals	163,600	259,286	176,986
Net gain on investment government securities	(8,802)	(11,655)	(23,324)
Gain / (loss) on derivative financial instruments	(46)	1,073	(51,569)
Depreciation and amortization	39,152	38,978	34,863
Net gain on sale of premises and equipment and miscellaneous assets	(1,160)	(2,763)	(3,721)
Net Indexing (CER and CVS) and interest of loans and deposits incurred but not paid	(127,277)	19,319	81,053
Non-controlling interest	14,148	617	13,382
Net change in trading securities	907,867	350,747	(944,799)
Net change in other assets	(136,396)	(968,239)	(128,346)
Net change in other liabilities	(482,324)	548,577	14,749
Net cash (used in) operating activities	707,884	537,037	(612,309)

Cash flows from investing activities:
(Increase)/Decrease in loans, net	(2,692,773)	(2,567,354)	(2,060,769)
Proceeds from securitization of consumer loans	380,415	278,336	515,901
Proceeds from maturities of available for sale securities	345,961	1,169	553,615
Payment for the Tarshop S.A. acquisition net of cash acquired	-	-	(89,352)
Payment for the BACS Administradora de activos S.A. S.G.F.C.I.S.A. acquisition net of cash acquired	-	287	-
Purchases of investments in other companies	(5,012)	-	-
Proceeds from sales, net of payments for purchases, of available for sale securities	25,697	6,075	1,421,741
Proceeds from sale of premises and equipment	1,029	7,980	21,635
Purchases of premises and equipment, miscellaneous and intangible assets	(117,240)	(39,514)	(86,415)
Net cash provided by investing activities	(2,061,923)	(2,313,021)	276,356

Cash flows from financing activities:
Increase in deposits, net	2,093,107	1,696,719	718,698
Principal payments on bonds, notes, and other debts	(584,601)	(242,272)	(632,467)
Proceeds from issuance of bonds, notes and other debts	653,781	348,975	100,000
Distribution of dividends	(99,895)	-	-
(Decrease)/Increase in borrowings, net	80,750	380,537	223,331
Net cash provided by financing activities	2,143,142	2,183,959	409,562

Net increase/(decrease) in cash and cash equivalents	789,103	407,975	73,609
Cash and cash equivalents at the beginning of the period	1,352,474	913,808	812,779
Effect of foreign exchange changes on cash and cash equivalents	75,750	30,691	27,420
Cash and cash equivalents at the end of the period	Ps. 2,217,327	Ps. 1,352,474	Ps. 913,808

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps. 28,589	Ps. 29,255	Ps. 56,018
Cash paid for presumptive minimum income tax	37,454	33,020	19,855
Non-cash transactions involving securitizations	87,925	61,366	25,795

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Certain reclassifications of prior year’s information have been made to conform to current year presentation. Such reclassifications do not have a significant impact on the Bank financial statements.

c.           Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2013 and 2012 are as follows:

	June 30,
Issuing Company	2013	2012
BHN Sociedad de Inversión Sociedad Anónima	99.99%	99.99%
BHN Seguros Generales Sociedad Anónima	99.98%	99.98%
BHN Vida Sociedad Anónima	99.98%	99.98%

BACS Banco de Crédito y Securitización Sociedad Anónima	87.50%	87.50%
BACS Administradora de activos S.A. S.G.F.C.I.	85.00%	85.00%
Tarshop S.A.	80.00%	80.00%
BH Valores Sociedad de Bolsa SA	100.00%	100.00%

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

After January 14, 2004, the settlement date of the transaction, the Bank continued to exchange negotiable obligation with holders adhering to the late offering. The outstanding face value of the obligations exchanged amounted to US$ 8,995 thousand and Euro 10,695 thousand.

At the date of these financial statements, the Bank honored the total amount of amortization and interest according to the contractual terms.

3. Exposure to the Public Sector

As of June 30, 2013, the Bank maintains the following government-related assets:

a)	Government securities for Ps. 1,215,217 (excluding securities issued by Argentine Central Bank).
b)	Loans to the national, provincial and municipal governments for Ps. 91,172.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

c)
Other receivables for financial transactions for Ps. 638,672 of which Ps. 16,092 corresponds to SISVIAL Financial Trust’s debt securities, Ps. 373,533 corresponds to repurchase transaction of government securities, and Ps. 249,047 corresponds tosecurities deposited as collateral for OTC transactions.

d)
Miscellaneous receivables for Ps.97,158 of which Ps. 95,900 corresponds to deposits in PAR US dollar Bonds as collateral for the custody of securities and Ps. 1,258 are related to repurchase transaction of government securities

The net exposure to the Public Sector, without considering liquid assets in BCRA accounts, amounts to Ps. 2,042,219 and Ps. 744,483 at June 30, 2013 and 2012, respectively.

Communication “A” 4546 dated July 9, 2006, stated that, as from July 1, 2007, exposure to the Public Sector may not exceed 35% of total assets as of the last day of the previous month.

As of June 30, 2013 and 2012 the Bank’s exposure to the public sector represents 11.8% and 4.9% of its total assets, respectively.

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

4.3. Loans

The portfolio of loans has been recorded at principal amounts, net of amortization, adjusted by CER (Reference Stabilization Index), and CVS (Adjustment Salary Variation Index), where applicable, plus accrued interest and net of allowance for loan losses. Except for interest accruals for loans past due more than 90 days, were accrual is discontinued.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

4.5. Allowance for Loan Losses

The Bank provides for estimated losses on loans and the related accrued interest through the establishment of an allowance for loan losses. The allowance charged to expense is determined by management based upon loan classification, actual loss experience, current and expected economic conditions, delinquency aging, and an evaluation of potential losses in the current loan portfolio. Specific attention is given to loans with evidence that may negatively affect the Bank´s ability to recover the loan and accrued interest.

4.6. Mortgage Related Insurance

The Bank records provisions for incurred but not reported insurance claims and pending insurance claims based on historical loss experience. The Bank provides property damage, life and unemployment insurance for its mortgage loan customers as well as for debtors of loans which the Bank services. Income from insurance premiums is recognized as it is charged as a component of the monthly loan installment under "Income from services" in the accompanying consolidated statement of income.

The Bank has set up a reserve for incurred but not reported and pending insurance claims for Ps. 1,181 and 1,181 as of June 30, 2013 and 2012, respectively.

The Bank discontinues accruing insurance premiums for individual loans when the related loan is over 90 days past due.

4.7. Assets under financial leases

They are recorded at the net investment in the lease less unearned income and calculated in accordance with the conditions agreed upon in the respective agreements, by applying the interest rate imputed therein, and net of loan loss reserves.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Permanent equity investments in companies where corporate decision are not influenced, are accounted for at the lower of cost and the equity method. As of June 30, 2013 and 2012 these investments were recorded at cost.

4.12.           Bank Premises and Equipment and Miscellaneous Assets

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Given BHSA’s role as Trustee of the PROCREAR Administrative and Financial Trust, the Bank has capitalized increased direct expenses incurred in the mortgage loan origination process, which disbursements would not have been incurred by it had it not been for the grant of the related loans in accordance with the provisions of Communication “A” 5392. Such origination expenses are amortized in 60 monthly installments.

4.14. Non-controlling interest

The breakdown of supplementary equity interests recorded in “Non-controlling interest” in the accompanying consolidated balance sheets is as follows:

	June 30,
	2013	2012

BACS Banco de Crédito y Securitización SA.	Ps. 20,447	Ps. 17,070
BHN Sociedad de Inversión S.A.	35	20
Tarshop S.A.	50,398	44,545
Total	Ps. 70,880	Ps. 61,635

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

4.19. Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2013, 2012 and 2011, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

b)  Secured bonds and other government securities

Discount Bonds, BONAR 2017 Bonds, BODEN 2015 Bonds, PAR US Dollar, Unquoted Securities issued by the BCRA and Bills issued by Provincial Governments are recorded as established in note 4.2. Under Argentine GAAP, those bonds should be recorded at their quotation value less estimated selling expenses.

As of June 30 2012, the Bank recorded BOGAR 2018 bonds granted as collateral for the advance payment received from the BCRA, at the value admitted for purposes of setting up guarantees in accordance with the regulations of the BCRA. Under Argentine GAAP, those securities should be recorded at their quotation values net of estimated selling expenses.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

in future income generation. This criterion is not applied according to the Argentine Banking GAAP.

In addition, pursuant to Communication “A” 5392, the Bank has capitalized and amortized in 60 installments increased direct expenses incurred in the mortgage loan origination process. This criterion differs from professional accounting standards.

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

In order to calculate the equity value of BHN Sociedad de Inversión Sociedad Anónima and Tarshop SA, the shareholders’ equity captions have been subject to some adjustments in order to adapt them to the BCRA’s accounting standards. These adjustments mainly refer to Deferred Tax, capitalization of intangible assets, and certain derivative financial instruments.

6. Restricted Assets

Certain of the Bank's assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	June 30,
	2013	2012
Banco Hipotecario S.A.
Deposits in U$S as collateral for the currency swap transactions	Ps. 38,825	Ps. 73,006
Securities issued by the BCRA as collateral for OCT transactions	22,249	239,147
Government securities as collateral for OCT transactions	249,047	-
Deposits in pesos as collateral for visa credit card transactions	93,148	52,875
Government securities as collateral for the custody of securities	95,900	57,668
Government Securities as collateral for repo transactions	-	23,246
	Ps. 499,169	Ps. 445,942

Tarshop S.A.
Deposits in pesos and in U$S as collateral for leases	404	352
Certificates of participation in Financial Trusts granted as commercial pledge for a loan received	32,227	32,426
Time deposits pledged for tax obligations arising from Financial Trusts	3,145	2,392
Deposits in pesos related to Financial Trusts transactions	11,846	6,517
Receivable in trust to secure a syndicated loan received	112,586	68,728
	Ps. 160,208	Ps. 110,415

BACS Banco de Crédito y Securitización S.A.
Bogar 2018 Bonds and Mortgage loans as collateral for the advance received from BCRA	Ps. -	Ps. 8,847
	Ps. -	Ps. 8,847

BH Valores Sociedad de Bolsa S.A.
Mercado de Valores de Buenos Aires SA’s share pledged on behalf of Chubb Argentina de Seguros SA.	Ps. 4,000	Ps. 4,000

Total	Ps. 663,377	Ps. 569,204

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

7. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2013	2012
Holding booked at fair value
Government securities denominated in pesos	232,444	115,678
Government securities denominated in US$	686,838	77,262
	Ps. 919,282	Ps. 192,940

Holding booked at cost plus return
Discount Bonds	-	27,819
Bogar 2018 Bonds	-	7,118
Boden 2015 Bonds	-	29,307
Bonar 2017 Bonds	55,450	19,380
PAR US dollar Bonds	5,244	-
Bills issued by Provincial Governments	235,241	212,318
	Ps. 295,935	Ps. 295,942

Investment in listed corporate securities
Corporate securities denominated in pesos	150,096	77,302
Corporate securities denominated in US$	-	28,382
	Ps. 150,096	Ps. 105,684

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA	49,144	1,129,659
Unquoted bills and notes issued by the BCRA	96,028	347,431
	Ps. 145,172	Ps. 1,477,090

Total	Ps. 1,510,485	Ps. 2,071,656

As of June 30, 2013, several bonds sold under repurchase agreements amounted to Ps. 374,792 and were recorded under the caption “Other Receivables from Financial Transactions”.

The bank recorded in their financial statements income from government and corporate securities for an amount of Ps. 456,004 and Ps. 471,577 as of June 30, 2013 and 2012, respectively.

8. Loans

Descriptions of the categories of loans in the accompanying balance sheets include:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial public, financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2013	2012
Non-financial public sector	Ps. 89,564	Ps. 50,219
Financial sector	403,986	226,205
Non-financial private sector
With preferred guarantees (a)	2,041,269	1,700,635
Without preferred guarantees
Personal loans	1,351,192	954,867
Credit Card Loans	4,065,538	3,094,209
Overdraft facilities	762,122	1,001,955
Other loans (b)	2,007,921	1,551,198
Accrued interest receivable	87,544	68,456
Reserve for loan losses (see note 9)	(296,633)	(236,512)
Total	Ps. 10,512,503	Ps. 8,411,232

(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.

(b)	Comprised of:

	June 30,
	2013	2012
Short term loans in pesos	Ps. 1,029,446	Ps. 504,367
Short term loans in US dollars	328,533	334,781
Loans for the financing of manufacturers	49,275	162,219
Loans for the financing of service providers	33,658	50,910
Export prefinancing	278,738	257,716
Other loans	288,271	241,205
Total	Ps. 2,007,921	Ps. 1,551,198

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

9. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

	June 30,
	2013	2012

Balance at beginning of period	Ps. 236,512	Ps. 215,297
Provision charged to income	233,376	154,539
Loans charged off	(173,255)	(133,324)
Balance at end of period	Ps. 296,633	Ps. 236,512

10. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2013	2012
Preferred guarantees, including deposits with the
Argentine Central Bank	Ps. 612,116	Ps. 1,250,983
Unsecured guarantees (a)	1,419,682	1,434,678
Subtotal	2,031,798	2,685,661
Less: Allowance for losses (b)	(147,388)	(92,291)
Total	Ps. 1,884,410	Ps. 2,593,370

(a) Includes Ps. 218,437 and Ps. 382,085 of Amounts receivable under derivative financial instruments, as of June 30, 2013 and 2012, respectively, and Ps. 374,618 and Ps. 161,281 of Amounts receivable under repurchase agreements, as of June 30, 2013 and 2012, respectively.

(b) As of June 30, 2013 and 2012 includes Ps. 3,131 and Ps. 3,661 of allowances for losses of loans in trust pending securitization.

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2013	2012
Subordinated bonds (a)	Ps. 340,242	Ps. 308,886
Certificates of participation (see note 20)	344,644	347,444
Bonds held in the Bank’s portfolio (b)	-	9,646
Bonds unquoted	249,026	173,192
Collateral for OTC transactions	271,296	239,147
Amounts receivable from spot and forward sales pending settlement	43,802	263,680
Other	162,549	141,027
Total	Ps. 1,411,559	Ps. 1,483,022

(a)  Includes Ps. 177,765 and Ps. 190,575 of debt securities related to securitizations made by the bank and described in note 20, as of June 30, 2013 and 2012, respectively.
(b) The Bank carries negotiable obligations for Ps. 5,042 as of June 30, 2012, held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

11. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:

	June 30,
	2013	2012
Withholdings, credits and prepaid income tax	Ps. 10,621	Ps. 10,317
Recoverable expenses, taxes, and advances to third parties	67,649	66,099
Attachments for non-restructured ON	12,414	6,634
Guarantee deposit (*)	134,724	153,920
Guarantee deposit for credit card transactions	93,148	52,875
Presumptive minimum income – Credit tax (see note 26)	219,148	192,343
Receivables from master servicing activities	4,234	3,969
Other Directors fees	17,232	6,906
Loans to Bank staff	151,151	139,577
Other	171,488	53,639
Subtotal	881,809	686,279
Less: Allowance for collection risks	(6,564)	(7,092)
Total	Ps. 875,245	Ps. 679,187

(*) As of June 30, 2013 guarantee deposits comprised Ps. 38,373 (in US$) and Ps. 95,900 (in Par US Dollars Bonds). As of June 30, 2012 these deposits comprised Ps. 72,275 (in US$), Ps. 23,246 (in Boden 2015 Bonds) and Ps. 57,668 (in securities issued by the BCRA).

12. Bank Premises and Equipment and Intangible Assets

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2013	2012
Land and buildings	Ps. 117,090	Ps. 117,090
Furniture and fixtures	38,270	34,240
Machinery and equipment	109,768	98,775
Other	16,274	14,245
Accumulated depreciation	(167,329)	(153,595)
Total	Ps. 114,073	Ps. 110,755

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2013	2012
Third parties fees, re-engineering, restructuring and capitalized software costs	Ps. 55,998	Ps. 47,629
Goodwill (see note 30) (*)	25,366	28,796
Mortgage loan origination expenses related to Pro.Cre.Ar (see note 33)	63,337	-
Total	Ps. 144,701	Ps. 76,425

(*) Goodwill is mainly related to the acquisition of Tarshop, which has been allocated to the Credit card segment- Tarshop.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

13. Miscellaneous assets

Miscellaneous assets consist of the following as of the end of each period:

	June 30,
	2013	2012
Properties held for sale	Ps. 29,901	Ps. 27,224
Assets leased to others	16,692	16,311
Other	14,403	10,113
Accumulated depreciation	(18,307)	(16,424)
Total	Ps. 42,689	Ps. 37,224

14.	Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2013	2012
Legal Contingencies (a)	Ps. 59,799	Ps. 78,081
Incurred but not reported and pending insurance claims (b)	1,181	1,181
Contingency risks (c)	45,904	52,900
Tax Provision	12,587	33,084
Bonds subject to lawsuits (d)	8,021	6,834
Total	Ps. 127,492	Ps. 172,080

(a)	Includes legal contingencies and expected legal fees.
(b)	As of June 30, 2013 and 2012, it is composed of: Debts to insured for Ps. 1,181 (outstanding claims for Ps. 559 and IBNR for Ps. 622).
(c)	As of June 30, 2013 and 2012, includes Ps. 22,349 and Ps. 25,400, respectively, related to retirement plans.
(d)	Includes negotiable obligations past due whose holders did not enter to the comprehensive financial debt restructuring mentioned in note 2.

15. Other Liabilities from Financial Transactions - Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities

The amounts outstanding corresponding to the Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities, as of the end of the twelve-month periods are as follows:

	June 30,
	2013	2012
Reverse repurchase agreements collateralized by securities issued by the BCRA (*)	Ps. 4,069	Ps. 619,950
Reverse repurchase agreements collateralized by other government securities (*)	-	34,932
Total	Ps. 4,069	Ps. 654,882

(*) The transactions’ maturity date is July 1, 2013.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

16.	Other Liabilities from Financial Transactions - Other Banks and International Entities

The breakdown of the bank debt is as follows:

Description	Average Annual interest rate	Maturity date	2013	2012

Interbank loans in pesos	18.2%	2013	Ps. 393,024	Ps. 462,567
Interbank loans of government securities			-	88,298
Total			Ps. 393,024	Ps. 550,865

17. Other Liabilities from Financial Transactions – Negotiable obligations

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

					June 30,
	Issue date	Maturity date		Annual interest rate	2013	2012
Banco Hipotecario
Long term bond (US$ 449,880 thousand)	09/15/03	12/01/13	b	3.0 – 6.0%	113,159	193,725
Long term bond (EURO 278,367 thousand)	09/15/03	12/01/13	b	3.0 – 6.0%	202,381	331,625
Series 5 (US$ 250,000 thousand)	04/27/06	04/27/16	a	9.750%	1,129,744	951,783
Series I (Ps. 90,143)	10/17/12	04/17/13	b/c	Badlar +350bp	-	90,143
Series II (Ps. 120,101)	05/11/12	11/11/13	b/c	Badlar +195bp	109,445	120,101
Series III (US$ 10,541 thousand)	05/11/12	11/11/13	a	4.5%	56,765	47,701
Series IV (Ps. 65,475)	08/17/12	05/14/13	a	17.8%	-	-
Series V (Ps. 85,264)	08/17/12	02/17/14	b/c	Badlar +375bp	78,700	-
Series VI (Ps. 55,693)	11/08/12	08/08/13	a	18.75%	53,693	-
Series VII (Ps. 77,055)	11/08/12	05/08/14	b/c	Badlar +400bp	77,055	-
Series VIII (Ps. 41,003)	04/25/13	04/20/14	a	18.5%	38,935	-
Series IX (Ps. 258,997)	04/25/13	01/25/15	b/c	Badlar +280bp	157,639	-

Tarshop S.A.
Long term bond Series I (Ps. 75,020)	05/24/11	11/30/12	b/c	Badlar+375bp	-	50,016
Long term bond Series II (US$ 6,114 thousand)	05/24/11	11/30/12	a	5.25%	-	18,445
Long term bond Series III (Ps. 100,000)	09/30/11	03/20/13	b/c	Badlar+400bp	-	100,000
Long term bond Series IV (Ps. 74,823)	05/02/12	09/02/13	b/c	Badlar+298bp	24,266	74,823
Long term bond Series V (US$ 1,237 thousand)	05/02/12	09/02/13	a	6.00%	2,190	5,597
Long term bond Series VI (Ps. 70,148)	07/25/12	03/27/14	b/c	Badlar+424bp	63,542	-
Long term bond Series VII (Ps. 20,411)	01/28/13	10/30/13	a	18.5%	20,131	-
Long term bond Series VIII (Ps. 79,589)	01/28/13	07/30/14	b/c	Badlar+445bp	73,516	-
Long term bond Series IX (Ps. 10,996)	05/23/13	02/23/14	a	19.75%	10,845	-
Long term bond Series X (Ps. 72,592)	05/23/13	11/23/14	b/c	Badlar+475bp	70,062	-
Long term bond Series XI (Ps. 10,837)	05/23/13	05/23/16	b/c	Badlar+580bp	9,663	-
					2,291,731	1,983,959

(a) Fixed interest rate
(b) Variable interest rate
(c) As of June 30, 2013 Badlar rate was 17.1%

The contractual maturities of the negotiable obligations are as follows as of June 30, 2013:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

June 30, 2014	Ps. 851,107
June 30, 2015	301,217
June 30, 2016	1,139,407
Thereafter	-
Total	Ps. 2,291,731

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

The following are the derivative financial instruments outstanding as of June 30, 2013 and 2012:

Type of Contract	Notional amount		Net Book Value Asset/(Liabilities)		Fair Value
	2013	2012	2013	2012	2013	2012
Cross Currency Swaps (1) (a)	212,649	348,853	13,701	16,481	13,766	16,466
Credit Currency Swaps (2) (a)	-	129,911	-	25,944	-	27,260
Interest Rate Swaps (3) (b)
Receives variable Pays fixed interest rate	-	10,000	-	1	-	113
Receives fixed Pays variable interest rate	-	40,000	-	(6)	-	(43)
Futures (4)
Purchases (a)	3,352,468	2,885,552	-	-	-	-
Sales (a)	1,513,484	-	-	-	-	-
			13,701	42,420	13,766	43,796

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(a)	Underlying: Foreign currency.
(b)	Underlying: Interest rate.

1.
Cross Currency Swaps: Hedging cross currency Swaps agreed upon with delivery of the underlying asset were carried out in order to reduce the volatility of the Bank's results derived from variations in the Euro quotation, in view of the liability position of that currency, stemming from the issuance of Euro-denominated negotiable obligations. As a result of this transaction, the Bank receives cash flows in euros, in exchange of cash flows in dollars. Under the Results caption, the Bank records the assets and liabilities variations in Euros or US dollar plus the corresponding interest rate. Within this framework, the following transactions have been carried out:

•
On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract for residual values of Euros 25,050 thousand (asset position) and US$ 30,428 thousand (liability position) which due date shall be December 1, 2013. This swap has been partially reversed with a contra swap whose residual values amount to US$ 6,868 thousand (asset position) and Euros 5,010 thousand (liability position).

•
On October 29, 2004, the Bank and Credit Suisse First Boston executed a currency swap contract, which amounted to residual values of Euros 23,352 thousand (asset position) and US$ 29,790 thousand (liability position) as of June 30, 2012. Despite the fact that the instrument due date was December 1, 2013, it was cancelled on May 21, 2012.

The net book value as of June 30, 2013 and 2012 amounted to Ps. 13,701 and Ps. 16,481, respectively.

For these transactions, as of June 30, 2013 and 2012, the Bank has recognized gains for Ps. 590 and Ps. 1,806, respectively.

2.
Credit Currency Swaps: in order to reduce the volatility of the Bank’s results derived from variations in the CER index, in view the net liability position stemming from obligations in pesos adjustable by said index, related to the financial assistance to be requested from the Argentine Central Bank for the subscription of BODEN 2012 pursuant to the provisions of Section 29, subsect. g) of Decree 905/02, the Bank carried out currency swap transactions paying US dollars and receiving in exchange CER index. The Bank has subscribed directly its rights to receive hedge BODEN 2012, therefore, it has not asked for BCRA’s financial assistance, and the hedge for which the aforementioned contracts were implemented has partially ended. Within this framework, the following transactions have been carried out, which matured on August 3, 2012:

•
On January 25, 2005, the Bank entered into a currency swap contract (Cross Currency Swap). According to this transaction, the Bank received interest at a rate of 2% on a notional principal of Ps. 107,459, as of June 30, 2012, adjusted by applying the CER and paid interest at 180-day LIBOR plus 435 basis points on a residual principal of US$ 18,750 thousand as of June 30, 2012, without transfer of principal on each due date and applying the same repayment scheme as the BODEN 2012.

•
On February 1, 2005, the Bank entered into a currency swap contract (Cross Currency Swap) with Credit Suisse First Boston. According to this transaction, the Bank received interest at a rate of 2% on a residual principal of Ps. 21,399, as of June 30, 2012, adjusted by applying the CER and paid interest at 180-day LIBOR plus 420 basis points on a residual principal of US$ 3,750 thousand, as of June 30, 2012, and applying the same repayment scheme as the BODEN 2012

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The net book value as of June 30, 2012 amounted to Ps. 25,944.

For these transactions, as of June 30, 2013 and 2012 and the Bank has recognized gains for Ps. 2,593 and Ps. 905, respectively.

3.           Interest rate swaps: As from August 2010, interest rate swap transactions were executed whereby in some of them, the Bank receives a fixed rate and pays variable BADLAR, whereas in others the Bank receives a BADLAR variable rate and pays a fixed rate.

For these transactions, as of June 30, 2013 and 2012 the Bank has recognized losses for Ps. 395 and Ps. 334, respectively.

4.
Futures: Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. These transactions were performed as hedge for foreign currency position. Settlement is carried on a daily basis for the difference.

For these transactions, as of June 30, 2013 and 2012, the Bank has recognized gains for Ps. 58,277 and Ps. 36,543, respectively.

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

At the date of these financial statements the following trust funds are outstanding:

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Tarshop SA has created several financial trusts under its securitization program (“Valores Fiduciarios Tarjeta Shopping – Global program”) destined to assure its long-term financing accessing directly to the capital market. The assets included in the trusts relate to credit card coupons and advances in cash. The table below presents the trusts issued and outstanding as of June 30, 2013:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Debt Securities	Certificates of Participation	Total
Series LXIX – Issued on 04.27.12
Face value in Ps.	68,275	12,703	80,978
Declared Maturity Date	07.10.2013	07.10.2013

Series LXX Issued on 08.01.12
Face value in Ps.	62,513	9,753	72,266
Estimated Maturity Date	12.05.2013	12.05.2013

Series LXXI Issued on 10.31.12
Face value in Ps.	93,300	23,188	116,488
Estimated Maturity Date	12.05.2013	12.05.2013

Series LXXII– Issued on 01.23.13
Face value in Ps.	67,686	18,496	86,182
Estimated Maturity Date	08.11.2014	08.11.2014

Series LXXIII– Issued on 04.26.13
Face value in Ps.	111,100	29,641	140,741
Estimated Maturity Date	06.05.2014	06.05.2014

Series LXXIV– Issued on 06.15.13
Face value in Ps.	45,816	6,846	52,662
Estimated Maturity Date	10.15.2014	10.15.2014

BACS Banco de Crédito y Securitización acts as trustee of trust agreements to guarantee obligations arising from certain financial trusts. As of June 30, 2013 Financial Trusts Red Mutual XIV to XXX are administered and the fiduciary ownership of the trust assets until the redemption of debt securities and certificates of participation is exercised by BACS.

In addition, BACS Banco de Crédito y Securitización has created separate trusts which have personal loans, primary originated by cooperatives and later acquired by BACS, as assets. The mentioned trusts have been issued under the “Fideicomisos Financieros BACS – Global program" for the securitization for a face value up to Ps. 300,000.

As of June 30, 2013 the following trust fund is outstanding:

	Debt Securities Class A	Debt Securities Class B	Certificates of Participation	Total
Personales III – Issued on 08.09.11
Face value in Ps.	29,508	6,872	4,042	40,422
Declared Maturity Date	03.20.2013	09.20.2013	08.20.2015

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2013 and 2012, the Bank held in its portfolio the following securities corresponding to the abovementioned trusts:

	June 30,
	2013	2012
Class B debt securities – BHN III (a)	Ps. 7,203	Ps. 7,203
Class B debt securities – BHN IV (a)	79,351	79,351
Class B debt securities – CHA III	-	2,869
Class B debt securities – CHA IV	-	3,173
Class A debt securities – BHN IV	45	45
Class A debt securities – CHA V to CHA XIV	44,869	42,307
Class A debt securities – BACS I	21,361	19,557
Debt securities – BACS III	20,984	19,752
Debt securities – BACS Personales I	-	5,640
Debt securities – BACS Personales II	-	4,611
Debt securities – BACS Personales III	3,952	6,067
Subtotal	Ps. 177,765	Ps. 190,575

	June 30,
	2013	2012
Certificates of participation – BHN II (b)	Ps. 41,722	Ps. 41,722
Certificates of participation – BHN III (b)	14,970	14,970
Certificates of participation – CHA II	-	5,760
Certificates of participation – CHA III	-	14,529
Certificates of participation – CHA IV	-	12,704
Certificates of participation – CHA V	-	21,094
Certificates of participation – CHA VI	14,075	14,349
Certificates of participation – CHA VII	7,189	8,913
Certificates of participation – CHA VIII	6,157	8,196
Certificates of participation – CHA IX	12,275	11,194
Certificates of participation – CHA X	23,892	23,127
Certificates of participation – CHA XI	14,979	13,574
Certificates of participation – CHA XII	19,699	19,830
Certificates of participation – CHA XIII	6,807	6,558
Certificates of participation – CHA XIV	6,941	6,862
Certificates of participation – BHSA I	8,141	7,378
Certificates of participation – BACS III (b)	-	-
Certificates of participation – BACS Personales I	-	6,855
Certificates of participation – BACS Personales II	-	6,420
Certificates of participation – BACS Personales III	6,239	6,421
Certificates of Participation – Tarshop Series LXVI	-	12,091
Certificates of Participation – Tarshop Series LXVII	-	11,015
Certificates of Participation – Tarshop Series LXVIII	-	11,429
Certificates of Participation – Tarshop Series LXIX	10,401	8,613
Certificates of Participation – Tarshop Series LXX	8,708	13,815
Certificates of Participation – Tarshop Series LXXI	20,269	-
Certificates of Participation – Tarshop Series LXXII	16,160	-
Certificates of Participation – Tarshop Series LXXIII	26,027	-
Certificates of Participation – Tarshop Series LXXIV	12,873	-
Subtotal	Ps. 277,524	Ps. 307,419
Total	Ps. 455,289	Ps. 497,994

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(a) Net of allowances for impairment of Ps. 75,614 and Ps. 40,365 as of June 30, 2013 and 2012, respectively.

(b) Net of allowances for impairment of Ps. 67,087 and Ps. 40,025 as of June 30, 2013 and 2012, respectively.

21. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2013	2012
Sundry creditors:
Accrued fees and expenses payable	Ps. 443,360	Ps. 362,483
Unallocated collections	12,436	1,167
Withholdings and taxes payable	22,500	10,208
Other	15,054	11,729
Total	Ps. 493,350	Ps. 385,587

	June 30,
	2013	2012
Other:
Directors and Syndics accrued fees payable	Ps. 25,237	Ps. 12,062
Payroll withholdings and contributions	30,324	23,094
Gratifications	39,937	34,480
Salaries and social securities	31,476	34,418
Total	Ps. 126,974	Ps. 104,054

22. Income from Services and Expenses on Services

Income from Services - Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2013	2012	2011
Loan servicing fees from third parties	Ps. 26,548	Ps. 16,100	Ps. 14,852
Commissions from FONAVI	11,361	17,205	12,789
Commissions for credit cards	555,128	453,421	322,965
Other	77,176	60,739	47,745
Total	Ps. 670,213	Ps. 547,465	Ps. 398,351

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Other income from services is comprised of the following for each period:

	June 30,
	2013	2012	2011
Reimbursement of loan expenses paid by third parties	Ps. 68,731	Ps. 63,261	Ps. 47,720
Other (*)	238,667	185,454	122,128
Total	Ps. 307,398	Ps. 248,715	Ps. 169,848

(*)For the twelve-month periods ended June 30, 2013, 2012 and 2011, includes P. 191,680, Ps. 157,685 and P. 63,479, respectively, related to other income services granted by Tarshop.

Expenses on Services - Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2013	2012	2011
Structuring and underwriting fees	Ps. 8,200	Ps. 6,057	Ps. 5,602
Retail bank originations	1,958	888	3,624
Collections	158	413	12,931
Banking services	155,399	137,668	81,385
Commissions paid to real estate agents	28,349	20,544	17,957
Total	Ps. 194,064	Ps. 165,570	Ps. 121,499

23. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous income is comprised of the following for each period:

	June 30,
	2013	2012	2011

Income on operations with premises and equipment and miscellaneous assets	Ps. 1,158	Ps. 2,350	Ps. 3,880
Rental income	1,603	1,159	916
Interest on loans to bank staff	19,992	16,455	11,496
Other	15,002	58,416	5,197
Total	Ps. 37,755	Ps. 78,380	Ps. 21,489

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2013	2012	2011

Depreciation of miscellaneous assets	Ps. 350	Ps. 506	Ps. 654
Gross revenue tax	2,445	1,492	1,050
Other taxes	23,835	15,132	13,528
Debit card discounts	12,052	13,062	18,869
Credit card and others discounts	55,130	45,762	45,659
Benefits prepayments	4,166	3,120	3,062
Donations	18,048	6,970	3,961
Amortization of goodwill (see note 30)	3,429	3,036	2,464
Other	11,511	40,993	62,047
Total	Ps. 130,966	Ps. 130,073	Ps. 151,294

24. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks	561,881	63,154	4	625,039
Government and corporate securities	833,670	-	-	833,670
Loans	721,111	-	-	721,111
Other receivables from financial transactions	374,533	176,529	-	551,062
Miscellaneous receivables	196,171	-	-	196,171
Total as of June 30, 2013	2,687,366	239,683	4	2,927,053
Total as of June 30, 2012	1,929,359	364,407	4	2,293,770

Liabilities:
Deposits	814,919	-	-	814,919
Other liabilities from financial transactions	1,489,762	238,772	-	1,728,534
Miscellaneous liabilities	2,777	8	-	2,785
Items pending allocation	88	-	-	88
Total as of June 30, 2013	2,307,546	238,780	-	2,546,326
Total as of June 30, 2012	2,688,682	532,545	-	3,221,227

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank has a tax net operating loss carry forward of Ps. 44,214 and Ps. 145,256 at June 30, 2013 and 2012, respectively.

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

As of June 30, 2013 the Bank recorded the Ps. 182,587 tax credit corresponding to the fiscal years between 2003 and 2012.

The tax credit balances held by BHSA at the closing date of these financial statements are the following:

Fiscal Year	Tax credit balance
2003	12,471
2004	15,517
2005	12,889
2006	15,581
2007	18,634
2008	18,519
2009	19,944
2010	19,855
2011	21,074
2012	28,103

Additionally, at June 30, 2013, Tarshop SA and BHN Sociedad de Inversión Sociedad Anónima recorded Ps. 34,694 and Ps 1,868 of tax credit, respectively.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2013, the Bank's capital stock consists of:

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
Argentine government (through FFFRI) (b)	A	658,530,880	43.9%	1 vote
Banco Nación, as trustee for the Bank's
Programa de Propiedad Participada (a)	B	75,000,000	5.0%	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.0%	1 vote
Public investors (c) (d)	D	691,469,120	46.1%	3 votes
		1,500,000,000	100.0%

(a)	The Bank's Programa de Propiedad Participada (“PPP”) is the Bank's employee stock ownership plan.

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

(d)
By reason of the expiration on January 29, 2009 of the Total Return Swap that had been executed and delivered on January 29, 2004, Deutsche Bank AG transferred to the Bank 71,100,000 ordinary Class “D” shares in Banco Hipotecario Sociedad Anónima with face value $ 1 each, which are available for the term and in the conditions prescribed by the Argentine Companies Law, in its Section 221. The General Ordinary Shareholders’ Meeting held on April 30, 2010 resolved to extend for a year, counted as from January 31, 2010, the term for realizing the treasury shares held by the Bank.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The General Ordinary Shareholders’ Meeting held on April 24, 2013 resolved to allocate 35,100,000 Class D shares held by the Bank to a compensation program for the personnel under the terms of Section 67 of Law 26831.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Communication “A” 5369 provided that as from January 1, 2013, for the purposes of calculating the position of minimum capitals, the capital requirement for credit risk due to securitizations must be computed over all the transactions outstanding as of the computation date.

The Ordinary General Shareholders’ Meeting, held on April 13, 2011, resolved to distribute the income for the year ended on December 31, 2010 as follows: Ps. 39,063 (20%), to be applied to the legal reserve Ps. 100,000 (61.59%), to be paid out as cash dividends on ordinary shares, and the balance, after the Board’s remuneration, to be maintained as retained earnings. On September 20, 2012, the BCRA reported that there were no objections against the Bank’s distribution of cash dividends for Ps. 100,000 thousand, as requested. For such reason, on October 10, 2012 such cash funds were made available to the shareholders.

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

	June 30,
	2013	2012
Commitments to extend credit
Mortgage loans and other loans (a)	Ps. 220,948	Ps. 179,730
Credit card loans (b)	7,452,967	5,317,813
Clearing items in process (c)	132,369	80,724
Other guarantees (d)	80,644	129,558

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Pursuant to the Argentine Central Bank regulations, and due to the difference between the acquisition cost and the book value of assets and liabilities purchased as of August 31, 2010, recorded in accordance with Argentine Banking GAAP, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. As of June 30, 2013 and 2012 such balance amounted to Ps. 21,191 and Ps. 24,147, respectively.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Unaudited pro-forma condensed income statement of Banco Hipotecario for the twelve-month period ending June 30, 2011	Unaudited pro-forma condensed income statement Banco Hipotecario for the twelve-month period ending June 30, 2010
Net financial income	Ps. 690,015	Ps. 625,885
Net Income from services	669,374	469,825
Provisions for loan losses	(114,807)	(135,779)
Administrative expenses	(953,388)	(732,320)
Net income from financial transactions	Ps. 291,194	Ps. 227,611
Other income / (loss)	(13,582)	34,735
Non-controlling interest	(16,940)	(8,989)
Pre-tax income	Ps. 260,672	Ps. 253,357
Income tax provision	(28,021)	(24,351)
Net Income	Ps. 232,651	Ps. 229,006

Purchase of BACS Administradora de activos’ shares.

On April 26, 2012 BACS Banco de Crédito y Securitización S.A. acquired 85% of the shares belonging to BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.). The purchase price was Ps. 6 million.

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of April 30, 2012, a goodwill amounting to Ps. 4,729 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to income on a straight-line basis during 120 months. As of June 30, 2013 and 2012 the Bank such balance amounted to Ps. 4,176 and Ps. 4,649, respectively.

The table below presents a condensed balance sheet of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) according to their financial statements under Argentine Banking GAAP (without considering any elimination as of its consolidation into the Bank’s Financial Statements), as of June 30, 2012:

•	Balance Sheet:

Condensed balance sheet of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) as of June 30, 2012
Cash and due from banks	Ps. 238
Other receivables from financial transactions	2,416
Other assets	739
Total Assets	Ps. 3,393
Other liabilities	Ps. 955
Total Liabilities	Ps. 955
Shareholder´s Equity	Ps. 2,438
Total Liabilities and Shareholder´s Equity	Ps. 3,393

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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
Net financial income	Ps. 277
Net Income from services	494
Administrative expenses	(247)
Net income from financial transactions	Ps. 524
Other income	202
Pre-tax income	Ps. 726
Income tax provision	-
Net Income	Ps. 726

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

32. Commencement of summary proceedings

1.
The Bank has been notified of Resolution No. 286, dated July 2, 2010 issued by the Superintendent of Financial and Foreign Exchange Institutions whereby summary proceedings have been commenced against the Bank and its directors under section 8 of the Foreign Exchange Offences Law (as restated by Decree No. 480/95).

Under the above-mentioned proceedings, the Bank has been charged with the violation of certain provisions under Communications “A” 4087 and 4177 concerning early repayments of restructured external indebtedness for US$ 91,420,135 and Euros 2,803,965 in the period February 2004 through June 2005. The relevant defenses and arguments in support of the Bank’s position were filed in due course, and an administrative decision thereon is pending.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In the Bank’s and its legal counsels’ opinion, these summary proceedings are not likely to succeed and therefore, no contingency in this respect has been reflected in these financial statements.

2.
By reason of the “CER Swap Linked to PG08s and External Debt” transaction closed on February 23, 2007 and settled on January 29, 2009, on May 5, 2011 the Bank was notified of the commencement of summary financial proceedings No. 1320 (File No. 100.299/10). The subject matter of these proceedings are alleged infringements of the laws on loans granted to the Non-Financial Public Sector, excesses over the limits related to fractioning credit risk exposure to the non-financial public sector, excess assets given as collateral, deficiencies in minimum capital requirements and objections to accounting treatment.

The relevant defenses and arguments in support of the Bank’s position were filed in due course, and the case is pending decision by the Central Bank’s Contentious Matters Department.

In the Bank’s and its legal counsels’ opinion, these summary proceedings are not likely to succeed and therefore, no contingency in this respect has been reflected in these financial statements.

3.
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

Relevant defenses and arguments have been filed with the BCRA. Legal counsels have stated that given the current status of the proceedings, there are low chances that the Bank will be subject to the economic sanctions set forth by the Criminal Foreign Exchange Regime Law, therefore, such contingency has not been considered in the financial statements.

4.
On September 14, 2012, the Bank was notified of Resolution No. 383 dated August 30, 2012, by the Superintendent of Financial and Foreign Exchange Institutions whereby summary proceedings have been commenced against the Bank and its Chairman under section 41 of the Financial Institutions Law.

Under the above-mentioned proceedings, the Bank has been charged with late filing of the documents related to the appointment of directors. The relevant defenses and arguments in support of the Bank’s position were filed in due course, and the case is pending decision by the Central Bank’s Contentious Matters Department.

In the Bank’s and its legal counsels’ opinion, these summary proceedings are not likely to succeed and therefore, no contingency in this respect has been reflected in these financial statements.

5.
On December 20, 2012, the Bank was notified of Resolution No. 492 dated November 21, 2012 by the Superintendent of Financial and Foreign Exchange Institutions, whereby summary proceedings have been commenced against the Bank and its directors under section 41 of the Financial Institutions Law.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In such proceedings, the Bank has been charged with alleged violations of the minimum internal control rules set forth in Communication “A” 2525.

Under the above-mentioned proceedings, the relevant defenses and arguments have been filed in support of the Bank and the directors involved, and the case is pending decision by the Central Bank’s Contentious Matters Department.

The Bank and its legal counsels consider that there are low chances that the Bank will be subject to economic sanctions with respect to the events in question, therefore, such contingency has not been reflected in these financial statements.

33. Programa Crédito Argentino del Bicentenario para la Vivienda Única y Familiar (Pro.Cre.Ar)

On June 12, 2012, the Argentine Executive Branch issued Decree No. 902 whereby it ordered the creation of a Public Fiduciary Fund referred to as Programa Crédito Argentino del Bicentenario para la Vivienda Única Familiar (Argentine Single Family Housing Program for the Bicentennial) (Pro.Cre.Ar.).

On that same date, the Bank’s Board of Directors approved the Bank’s role as trustee of the referred fund.

On July 18, 2012, the Argentine State, as Trustor, and Banco Hipotecario S.A. as Trustee, created the PROCREAR Administrative and Financial Trust, and its underlying assets were transferred to it as trust property.

The Trust’s sole and irrevocable purpose is as follows: (i) to manage the trust assets with the aim of facilitating the population’s access to housing and the generation of job opportunities as economic and social development policies, in compliance with the principles and objectives set forth in Decree No. 902; (ii) the use by the Trustee of the net proceeds of the placement of the Trust Bonds (Valores Representativos de Deuda or VRDs) and cash contributions by the Argentine State to originate loans for the construction of houses in accordance with the provisions of Decree No. 902 and the credit lines; and (iii) the repayment of the VRDs in accordance with the terms of the agreement that creates the Trust and the provisions of the Trust Law.

The Trust shall be in effect for a term of thirty (30) years as from the date of execution of the agreement (July 18, 2012).

In addition to the obligations imposed on it under the Trust Law and the Commercial Code, the Trustee is required to:
• perform the obligations set forth in the Trust Agreement and follow the instructions imparted on it by the Executive Committee;
• carry out its duties as Trustee with the loyalty, diligence and prudence of a good businessman acting on the basis of the trust placed on him;
• exercise the powers granted to it under the Agreement, and preserve the Trust Assets;
• use the Trust Assets for lawful purposes, in accordance with the provisions of the Agreement and following the Executive Committee’s instructions;
• identify the Trust Property and record it in a separate accounting system, segregated from its own assets or the assets of other trusts held by it at present or in the future in the course of its business;

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

• prepare the Trust’s financial statements, hire the relevant audit firms and comply with the applicable disclosure regulations;
• insure the Trust Assets against risks that could affect their integrity;
• invest or reinvest the Trust’s funds in accordance with the provisions of the Agreement and following the instructions imparted by the Executive Committee.

In compliance with Communication “A” 5392, the Bank has capitalized mortgage loan origination expenses under this program (see note 4.13.).

34. Summary of Significant Differences between Argentine Banking GAAP and U.S. GAAP

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

The following tables summarize the main reconciling items between Argentine GAAP and U.S. GAAP:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of net income:

		June 30,
		2013	2012	2011
Net income as reported under Argentine Banking GAAP	Ps.	339,122	301,097	218,417
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	(29,863)	(44,248)	(31,186)
- Loan loss reserve	(b)	(25,253)	(60,535)	20,467
- Derivative instruments	(c)	(1,223)	7,641	(1,381)
- Compensatory and Hedge Bonds	(d)	-	-	121,313
- Other government securities	(e)	12,727	(2,155)	91,400
- Provincial public debt	(f)	331	(322)	27,870
- Trouble debt Restructuring	(g)	-	-	71,453
- Financial liabilities	(h)	3,154	283	-
- Securitizations	(i)	(17,512)	(419)	(12,444)
- Intangible assets
Software costs	(j)	(8,639)	(4,358)	2,461
Other intangible assets	(j)	(3,157)	(3,156)	14,203
Business combinations	(j)	991	(1,315)	(9,253)
- Gain as result of acquisition of Tarshop SA.	(j)	-	-	2,776
- Impairment of fixed and foreclosed assets	(k)	932	1,012	1,191
- Vacation provision	(m)	(7,714)	(4,024)	649
- Insurance technical reserve	(n)	1,003	620	(408)
- Capitalization of interest of cost	(o)	553	170	548
- Deferred income tax	(p)	(20,057)	54,941	(2,537)
- Non-Controlling interest	(l)	14,148	617	13,382
Net income in accordance with U.S. GAAP	Ps.	259,543	245,849	528,921
- Less Net (Loss) attributable to the Non-Controlling interest	(l)	(8,834)	5,116	(11,046)
Net income attributable to Controlling interest in accordance with U.S. GAAP	Ps.	250,709	250,965	517,875
Basic and diluted net income per share in accordance with U.S. GAAP		1.774	1.680	3.614
Average number of shares outstanding (in thousands)		1,463,365	1,463,365	1,463,365

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of shareholders’ equity

		June 30,
		2013	2012
Total shareholders' equity under Argentine Banking GAAP		Ps. 3,608,316	Ps. 3,369,194
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	(99,093)	(69,230)
- Loan loss reserve	(b)	(160,161)	(134,908)
- Derivative Instruments	(c)	65	1,288
- Other government securities	(e)	(1,374)	(7,824)
- Provincial Public Debt	(f)	-	363
- Financial liabilities	(h)	3,437	283
- Securitizations	(i)	(21,151)	(3,639)
- Intangible assets
Software costs	(j)	(18,967)	(10,328)
Other intangible assets	(j)	7,890	11,047
Business combinations	(j)	(3,156)	(4,147)
- Impairment of fixed and foreclosed assets	(k)	(39,306)	(40,238)
- Vacation provision	(m)	(21,377)	(13,663)
- Insurance technical reserve	(n)	(4,517)	(5,520)
- Capitalization of interest cost	(o)	2,925	2,372
- Deferred income Tax	(p)	159,108	179,165
- Non-Controlling interest	(l)	70,880	61,635
Total Shareholders’ Equity under U.S. GAAP		Ps. 3,483,519	Ps. 3,335,850
- Non-Controlling Interest under U.S. GAAP	(l)	(60,315)	(55,978)
Consolidated Parent Company Shareholders’ Equity under U.S. GAAP		Ps. 3,423,204	Ps. 3,279,872

Description of changes in shareholders’ equity under U.S. GAAP:

Total Shareholders’ Equity
Balance as of June 30, 2011	Ps. 3,032,643
Paid in capital	3,645
Other Comprehensive Income	(7,381)
Net income for the twelve-month period in accordance with U.S. GAAP	250,965
Balance as of June 30, 2012	Ps. 3,279,872
Cash dividends	(100,000)
Other Comprehensive Income	(7,377)
Net income for the twelve-month period in accordance with U.S. GAAP	250,709
Balance as of June 30, 2013	Ps. 3,423,204

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs on mortgage, personal and credit card loans, different from those originated under the Pro.Cre.Ar program.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Given the bank’s role as Trustee of the PROCREAR Administrative and Financial Trust,  (see note 33), it has capitalized direct expenses incurred in the mortgage loan origination process, which disbursements would not have been incurred by it had it not been for the grant of the related loans, in accordance with the provisions of Communication “A” 5392. Such origination expenses are amortized in 60 monthly installments.

In accordance with U.S. GAAP, under ASC 310 loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP for Banco Hipotecario S.A. as of June 30, 2013 and 2012 amounted to Ps. (99,093) and (69,230), respectively.

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

The Bank applies ASC 310-10 to all commercial loans classified as “With problems”, “Insolvency Risks” and “Uncollectible” or commercial loans more than 90 days past due. The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps.1,500 and more than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps.1,500 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceedings.

As of June 30, 2013 and 2012, the result of applying ASC 310-10, shows that the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. 31,459 and Ps. 29,863, respectively.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As a result of the analysis mentioned before, the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. (90,359) and Ps. (38,497), for 2013 and 2012, respectively.

c)
Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank. Under U.S. GAAP recoveries of loans previously charged off should be recorded when received. As of June 2013 and 2012, the Bank recorded an adjustment to Shareholders’ Equity related to reinstated loans of Ps. (103,897) and Ps. (121,143), respectively.

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

As a result of the analysis mentioned before, the Bank recorded an adjustment to Shareholders’ Equity for U.S. GAAP purposes of Ps. 2,636 and Ps. (5,131), for 2013 and 2012, respectively.

As a result of analysis performed the breakdown of the shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP between the Bank’s adjustment and the reconsolidated securitization trusts as of June 30, 2013 and 2012 is as follows:

	2013			2012
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity
Migration analysis (*)	251,959	342,318	(90,359)	196,210	234,707	(38,497)
ASC 310-10	49,663	18,204	31,459	42,311	12,448	29,863
Reinstated loans	-	103,897	(103,897)	-	121,143	(121,143)
Subtotal	301,622	464,419	(162,797)	238,521	368,298	(129,777)

(*) Migration analysis of Banco Hipotecario and its subsidiaries.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2013			2012
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to Shareholders’ Equity
Reconsolidated trusts	46,871	44,235	2,636	54,005	59,136	(5,131)
Subtotal	46,871	44,235	2,636	54,005	59,136	(5,131)
Total	348,493	508,654	(160,161)	292,526	427,435	(134,908)

c. Derivative Financial Instruments

As mentioned in notes 19 and 4 the Bank entered in several derivative transactions, mainly, to hedge: i) the exchange rate risk attached to liabilities denominated in foreign currency and in pesos plus CER, and ii) interest rate swaps to manage its interest rate risk.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Under U.S. GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument using valuation techniques with observable market parameters. As of June 30, 2013 and 2012 the shareholder’s equity adjustment amounts to Ps. 65 and Ps. 1,288, respectively.

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

	2013/2012/2011					2010
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
BODEN 2012	-	-	-	-	-	1,549,649	1,671,009	1,565,775	16,079	(105,234)

e. Other government securities

The following table summarizes the U.S. GAAP shareholders’ equity adjustment related to other government securities, as of June 30, 2013 and 2012:

	June 30,
	2013	2012

Discount Bonds	Ps. -	Ps. (13,359)
Boden 2015 Bonds	-	2,726
Bonar 2017 Bonds	(5,971)	1,735
Par US dollar Bonds	236	-
Securities issued by the BCRA	192	1,267
Bills issued by Provincial Governments	4,169	(193)
Total	Ps. (1,374)	Ps. (7,824)

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

These bonds have been recorded in accordance with Argentine Banking GAAP, at their acquisition cost subject to an exponential increase based on the internal rate of return, as of June 30, 2012 and at their quoted market prices, as of June 30, 2013.

As of June 30, 2013 and 2012 the Discount Bonds were considered available for sale securities for U.S. GAAP purposes according with ASC 320-10 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

As of June 30, 2013 and 2012 the following table shows the amortized cost, book value and fair value of the mentioned bond.

	2013					2012
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
Discount Bonds	15,482	16,108	16,108	625	-	16,632	27,820	14,461	-	(13,359)

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320.

A number of factors are considered in performing an impairment analysis of securities. Those factors include, among others:

a.	Intent and ability of the Bank to retain its investment for a period of time that allows for any anticipated recovery in market value;
b.	Expectation to recover the entire amortized cost of the security;
c.	Recoveries in fair value after the balance sheet date;
d.
The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of a business that may affect the future earnings potential).

e.	Likelihood that it will be required to sell debt investments before recovery of amortized cost

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank also takes into account the length of time and the extent to which the market value of the security has been less than cost and changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

As of June 30, 2012 the Bank as a result of its analysis has determined that unrealized losses on Discount Bonds are not temporary, consequently the Bank has recorded an other-than temporary impairment for U.S. GAAP purposes. Therefore the fair value of the security was determined on the balance sheet date based on their market value and will constitute the new cost basis for the asset. As of June 30, 2013 the fair value of the investment is greater than its amortized cost.

•	Others

Under Argentine Banking GAAP, as of June 30, 2013 and 2012, Bonar 2017 Bonds, Boden 2015 Bonds, PAR US Dollar Bonds, unquoted securities issued by the BCRA and bills issued by Provincial Governments have been recorded at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value.

Under U.S. GAAP these securities were considered available for sale securities according with ASC 320 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

As of June 30, 2013 and 2012 the following table shows the amortized cost, book value and fair value of the mentioned bonds:

	2013					2012
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
BODEN 2015	-	-	-	-	-	29,307	29,307	32,033	2,726	2,726
BONAR 2017	67,977	67,977	62,006	(5,971)	(5,971)	23,687	23,615	25,350	1,663	1,735
PAR US dollar	5,310	5,244	5,480	170	236	-	-	-	-	-
Unquoted securities issued by the BCRA	98,930	98,930	99,122	192	192	347,430	347,430	348,697	1,267	1,267
Bills issued by Provincial Governments	235,241	235,241	239,410	4,169	4,169	212,318	212,318	212,125	(193)	(193)

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10.

The Bank as a result of its analysis has determined that unrealized losses on Bonar 2017 Bonds are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date. In addition, the bank has performed an impairment analysis for the rest of their portfolio and no other than temporary impairment were detected.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

For U.S. GAAP purposes, these BOGAR Bonds were classified by the Bank, as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

During the period ended June 30, 2013, all BOGAR Bonds were sold. Therefore, the 2013 U.S. GAAP net income reconciliation includes the reversal of the 2012 shareholders’ equity adjustment of Ps. 363 plus Ps. 694 of gains previously recorded through other comprehensive income, which that are being realized and reversed through the income statement during the period ended June 30, 2013.

	2013					2012
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)
BOGAR Bonds	-	-	-	-	-	6,787	7,118	7,481	694	363

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

As mentioned in note 10, as of June 30, 2012, the bank carried long-term Bonds held in its portfolio for purposes of their possible exchange with holders that did not participate in the initial offering. For U.S. GAAP purposes the bonds held by the bank were considered as debt extinguishment.

Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2010 amounted to Ps. (71,453). As of June 30, 2013, 2012 and 2011 there is no equity adjustment, therefore, net income reconciliation includes the reversal of the 2010 shareholders’ equity adjustment for the period ended June 30, 2011.

h. Financial liabilities

As described in note 17, the bank has issued several series of negotiable obligations in different terms and conditions. Under Argentine Banking GAAP, the costs of originating such instruments have been charged to the Income Statement at the issuance date.

Under U.S.GAAP, and according to ASC 835-30-45-3, issue cost should be reported in the balance sheet as deferred charges. In addition, ASC 470-10-35-2 states that debt issue costs should be amortized over the same period used in the interest cost determination.

As of June 30, 2013 and 2012 the shareholder’s equity adjustment amounts to Ps. 3,437 and Ps. 283, respectively.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

b)	After adoption of ASU 2009-17 as of June 30, 2013, 2012 and 2011

i) Trusts qualified as VIE as of June 30, 2010

For U.S. GAAP purposes, as of June 30, 2013, 2012 and 2011 - the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets under BACS Funding I, BACS Funding II, BHSA I, BACS III, CHA IX, CHA X and CHA XI and re-established its loan loss reserves under ASC 450-20. See note 34.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

ii) Trusts qualified as QSPE as of June 2010

As of June 30, 2013, 2012 and 2011 BACS I, BHN II, BHN III, BHN IV, CHA II, CHA III, CHA IV, CHA V, CHA VI, CHA VII and CHA VIII trusts, formerly qualified as QSPE, were considered a variable interest entity. In accordance with ASC 810, the Bank was deemed to be the primary beneficiary of these trusts and, therefore, the Bank reconsolidated the net assets of the mentioned trusts and re-established its loan loss reserves under ASC 450-20. See note 34.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

iii) Trusts issued after the twelve-month period ended June 30, 2010

The following trusts CHA XII to XIV, BACS Personales I to III and Tarjeta Shopping Series LXVII to LXXIV were considered VIEs.

As of June 30, 2013, 2012 and 2011, for U.S. GAAP purposes, the Bank consolidated these trusts in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets and re-established its loan loss reserves under ASC 450-20. See note 34.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

iv) Trusts incorporated as a consequence of the acquisition of Tarshop S.A.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Financial trusts Tarjeta Shopping Series LXII, LXIII, LXIV, LXV and LXVI, incorporated as a consequence of Tarshop’s acquisition, were considered to be variable interest entities. Therefore, the Bank reconsolidated their net assets, eliminated the gain or loss recognized on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and certificates of participation received, eliminated the servicing liabilities and re-established its loan loss reserves under ASC 450-20. See note 34.b. for allowance for loan losses.

The total shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2013 and 2012 amounted to Ps. (21,151) and Ps. (3,639), respectively.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Additional information required by U.S. GAAP

The Bank adopted ASC 860-10 and ASC 810-10 which require additional disclosures about its involvement with consolidated VIE’s and expanded the population of VIE’s to be disclosed. The table below presents the assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

June 30, 2013

Cash and due from banks	Ps. 67,541
Loans (net of allowances)	1,463,637
Other assets	374,834
Total Assets	Ps. 1,906,012

Debt Securities	Ps. 1,701,829
Certificates of Participation	171,081
Other liabilities	33,102
Total Liabilities	Ps. 1,906,012

The Bank’s maximum loss exposure, which amounted to Ps. 1,906,012, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s Balance Sheet. Nevertheless, under Argentine Law the Debt securities will be paid exclusively with the securitized assets.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2013 and 2012 amounted to Ps. (18,967) and Ps. (10,328), respectively.

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

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2013 and 2012 amounted to Ps. 7,890 and Ps. 11,047, respectively, related to the contractual position in contracts for the issuance of credit cards and the accounts of customers recorded as intangibles assets for U.S. GAAP purposes.

Business combination

i) Acquisition of Tarshop S.A.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of September 13, 2010, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to Income on a straight-line basis during 60 months. As of June 30, 2013 and 2012 the Bank has a balance of Ps. 21,191 and Ps. 24,147, respectively, related to the goodwill.

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
The following table summarizes the consideration transferred and the fair value of identified assets acquired and liabilities assumed at the acquisition date:

Tarshop S.A.
Acquisition date	August 31, 2010

Fair value of consideration transferred:

Cash	Ps. 105,431
Total	Ps. 105,431

Recognized amounts of identifiable assets acquired and liabilities assumed:

Cash and due from banks	Ps. 16,079
Government and corporate securities	143,646
Loans and Trade receivables	258,867
Intangible assets	30,492
Other assets	7,541
Other liabilities from financial transactions	(236,060)
Other liabilities	(85,306)
Non-controlling interest	(27,052)
Total net assets	Ps. 108,207

Gain on purchase	Ps. 2,776

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The intangible assets identified as part of the acquisition where customer relationships, trademark and workforce amounted to Ps. 24,394 as of August 31, 2010 subject to amortization.

The tables below present the condensed income statement of Tarshop S.A. in accordance with Argentine Banking GAAP:

-	for the twelve-month period ended June 30, 2011,
-	for the two-month period ended August 31, 2010, which were not included in the Bank´s consolidated financial statements for the period ended June 30, 2011, and
-
for the ten-month period ended June 30, 2011 which were the results consolidated in the Bank´s consolidated financial statements for the period ended June 30, 2011 considering the previous clarifications on the acquisition date,

	Unaudited pro-forma condensed income statement ten-month period ended 06/30/2011 (*)	Unaudited pro-forma condensed income statement two-month period ended 08/31/2010 (*)	Audited pro-forma condensed income statement twelve-month period ended 06/30/2011 (*)
Financial Income	Ps. 148,198	Ps. 31,564	Ps. 179,762
Financial Expenses	(68,177)	(13,975)	(82,152)
Loan Loss provisions	(37,762)	(4,666)	(42,428)
Income from Services	177,741	31,038	208,779
Expenses for Services	(12,805)	(2,161)	(14,966)
Administrative expenses	(185,953)	(34,159)	(220,112)
Miscellaneous Income	43,465	9,968	53,433
Miscellaneous Losses	(5,216)	183	(5,033)
Net Income / (Loss)	Ps. 59,491	Ps. 17,792	Ps. 77,283

(*) These amounts do not include adjustments and consolidating eliminations.

ii) Acquisition of additional shares of Bacs.

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

On the twelve-month period ended June 30, 2012, the Bank recognized, under Argentine Banking GAAP a gain of Ps. 3,6 thousand corresponding to the difference between the fair value of the consideration paid and the related carrying value of the NCI acquired.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

iii) Acquisition of BACS Administradora de activos S.A. S.G.F.C.I.

On April 26, 2012 BACS Banco de Crédito y Securitización S.A. acquired 85% of the shares belonging to BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.). The purchase price was Ps. 6 million.

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of April 30, 2012, a goodwill amounting to Ps. 4,729 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to income on a straight-line basis during 120 months. As of June 30, 2013 and 2012 the Bank such balance amounted to Ps. 4,176 and Ps. 4,649, respectively.

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
The following table summarizes the consideration transferred and the fair value of identified assets acquired and liabilities assumed at the acquisition date:

BACS Administradora de activos S.A. S.G.F.C.I.
Acquisition date	April 30, 2012

Fair value of consideration transferred:

Cash	Ps. 6,184
Total	Ps. 6,184

Recognized amounts of identifiable assets acquired and liabilities assumed:

Assets acquired	Ps. 3,898
Liabilities acquired	(2,186)
Total net assets	Ps. 1,712

Non-controlling interest	Ps. (256)

Goodwill	Ps. 4,728

Goodwill amortization, under Argentine Banking GAAP has been reversed for U.S. GAAP purposes.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

As of June 2013 and 2012, no additional impairment was recorded in fixed and foreclosed assets.

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2013 and 2012 amounted to Ps. (39,306) and Ps. (40,238), respectively. The differences between periods are due to depreciation recorded under Argentine Banking GAAP.

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

Shareholders´ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2013 and 2012 amounted to Ps. (21,377) and Ps. (13,663), respectively.

n. Insurance Technical reserve

Until September 2003, the calculation of the local technical reserves performed by the Bank was the same as that used under U.S. GAAP.

On September 2003, the National Insurance Superintendency issued certain regulations on the calculation of reserves introducing changes to the local regulations. For U.S. GAAP purposes the Bank has accounted these insurance technical reserves under ASC 944.

Therefore, the technical reserves for the twelve-month periods ended June 30, 2013 and 2012 were adjusted for U.S. GAAP purposes. Shareholders’ equity adjustment as of June 30, 2013 and 2012 amounted to Ps. (4,517) and Ps. (5,520), respectively.

o. Capitalization of interest cost

Under Argentine Banking GAAP, during the process of construction of an asset the capitalization of interest is not recognized.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2013 and 2012 amounted to Ps. 2,925 and Ps. 2,372, respectively.

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

As of June 30, 2013 and 2012, and based on the tax projections performed, the Bank believes that is more likely than not that it will recover the net operating tax loss carry forward and all the temporary differences, with future taxable income.

In a consolidated basis, the Bank has recognized a shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP that amounted to Ps. 159,108 and Ps. 179,165, as of June 30, 2013 and 2012, respectively.

ASC 740 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2013, there were no uncertain tax positions.

The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table shows the tax years open for examination as of June 30, 2013, by major tax jurisdictions in which the Bank operates:

Jurisdiction	Tax year
Argentina	2008 – 2012

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

The Bank’s assets and liabilities would be increased by approximately Ps. 132,369, Ps. 80,724 and Ps. 76,784, had U.S. GAAP been applied at June 30, 2013, 2012 and 2011, respectively.

II.	Additional disclosure requirements:

r. Fair Value Measurements Disclosures

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

As of June 30, 2013 and 2012 the Bank’s securities are classified within level 1of the valuation hierarchy using quoted prices available in the active market. Level 1 securities includes government bonds and instruments issued by BCRA and corporate securities. Furthermore the Bank´s instruments issued by BCRA with no volatility published by the BCRA and bills issued by Provincial Governments are classified within Level 2 using quoted prices available of similar assets.

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

The following table presents the financial instruments, by class of asset and liabilities, carried at fair value as of June 30, 2013 and 2012, by ASC 820-10 valuation hierarchy (as described above).

	Balances as of June 30, 2013
	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Securities
Trading securities	1,240,488	1,240,488	-	-
Available for sale securities	295,469	56,059	239,410	-
Instruments issued by the BCRA	148,266	49,144	99,122	-
Corporate securities	150,096	150,096	-	-

Securities receivable under repurchase agreements
Trading securities	363,349	363,349	-	-
Available for sale securities s	11,427	11,427	-	-

Derivatives
Cross Currency Swap (Euro/Dollar)	13,766	-	13,766	-

TOTAL ASSETS AT FAIR VALUE	2,222,861	1,870,563	352,298	-

	Balances as of June 30, 2012
	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Securities
Trading securities	192,940	192,940	-	-
Provincial Public Debt – BOGAR	7,481	7,481	-	-
Available for sale securities	279,359	67,234	212,125	-
Instruments issued by the BCRA	1,478,356	1,129,659	348,697	-
Corporate securities	105,684	105,684	-	-

Securities receivable under repurchase agreements
Available for sale securities	161,655	161,655	-	-

Derivatives
Cross Currency Swap (Euro/Dollar)	16,466	-	16,466	-
Credit Currency Swap (Ps. CER/Dollar)	27,260	-	27,260	-
Interest rate swaps	113	-	113

TOTAL ASSETS AT FAIR VALUE	2,269,314	1,664,653	604,661	-

LIABILITIES

Derivatives
Interest rate swaps	(43)	-	(43)	-

TOTAL LIABILITIES AT FAIR VALUE	(43)	-	(43)	-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

s. Credit Risk disclosures

Allowance for credit losses and recorded investments in financial receivables

The following table presents the allowance for account receivables losses and the related carrying amount of Financing Receivables for the periods ended June 30, 2013 and 2012 respectively:

As of June 30, 2013
	Consumer Loan Portfolio	Commercial Loan Portfolio	Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps. -	Ps. 13,051	Ps. 13,051
Ending balance: collectively evaluated for impairment	490,450	5,153	495,603
Ending Balance	Ps. 490,450	Ps. 18,204	Ps. 508,654
Financing receivables:
Ending balance: individually evaluated for impairment	Ps. -	Ps. 24,263	Ps. 24,263
Ending balance: collectively evaluated for impairment	8,749,552	3,822,062	12,571,614
Ending Balance	Ps. 8,749,552	Ps. 3,846,325	Ps. 12,595,877

As of June 30, 2012
	Consumer Loan Portfolio	Commercial Loan Portfolio	Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps. -	Ps. 11,646	Ps. 11,646
Ending balance: collectively evaluated for impairment	414,987	802	415,789
Ending Balance	Ps. 414,987	Ps. 12,448	Ps. 427,435
Financing receivables:
Ending balance: individually evaluated for impairment	Ps. -	Ps. 20,298	Ps. 20,298
Ending balance: collectively evaluated for impairment	7,311,874	2,902,770	10,214,644
Ending Balance	Ps. 7,311,874	Ps. 2,923,068	Ps. 10,234,942

The activity in the allowance for loan losses for period is as follows:

	As of June 30,
	2013	2012
Allowance for credit losses:
Beginning Balance	Ps. 427,435	Ps. 333,968
Charge-offs	(177,410)	(121,607)
Provision for loan losses	258,629	215,074
Ending Balance	Ps. 508,654	Ps. 427,435

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

The following table discloses the amounts of loans considered impaired in accordance with ASC 310 updated by ASU 2010 - 20, as of June 30, 2013 and 2012:

As of June 30, 2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps. 24,263	Ps. 20,980	Ps. -

With an allowance recorded:
Commercial
Impaired Loans	Ps. -	Ps. -	Ps. -
Total	Ps. 24,263	Ps. 20,980	Ps. -

As of June 30, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps. 20,298	Ps. 19,138	Ps. -

With an allowance recorded:
Commercial
Impaired Loans	Ps. -	Ps. -	Ps. -
Total	Ps. 20,298	Ps. 19,138	Ps. -

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The average recorded investment in impaired loans amounted Ps. 24,256 and Ps. 21,948, as of June 30, 2013 and 2012, respectively. There is no amount of interest income recognized during the time within the period that the loans were impaired.

Non-accrual accounts receivables and Past due

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency” and “Uncollectible”.

The following table represents the amounts of nonaccruals, as of June 30, 2013 and 2012, respectively:

	As of June 30,
	2013	2012
Consumer
Advances	Ps. 574	Ps. 657
Mortgage Loans	44,443	51,960
Personal Loans	44,457	24,274
Credit Card Loans – BHSA	60,253	31,171
Credit card Loans – Tarshop	121,066	125,012
Total Consumer	Ps. 270,793	Ps. 233,074
Commercial
Performing Loans	Ps. -	Ps. -
Impaired Loans	24,263	20,298
Total Commercial	Ps. 24,263	Ps. 20,298

Total Non accrual loans	Ps. 295,056	Ps. 253,372

An aging analysis of past due account receivables, segregated by class of account receivables, as of June 30, 2013 and 2012 was as follows:

	As of June 30, 2013
	30-90	91-180	181-360
	Days Past	Days Past	Days Past	Greater	Total Past	Current	Total
	Due	Due	Due	than 360	Due		Financing
Consumer
Advances	1,002	230	55	289	1,576	31,686	33,262
Mortgage Loans	35,176	6,686	7,795	29,962	79,619	2,905,621	2,985,240
Personal Loans	38,401	19,011	25,012	434	82,858	1,309,054	1,391,912
Credit Card Loans – BHSA	39,079	27,773	31,280	1,200	99,332	3,069,493	3,168,825
Credit card Loans – Tarshop	141,003	53,609	61,868	5,589	262,069	908,244	1,170,313
Total Consumer Loans	254,661	107,309	126,010	37,474	525,454	8,224,098	8,749,552

Commercial:
Performing Loans	854	-	-	-	854	3,821,208	3,822,062
Impaired loans	-	72	6,680	17,511	24,263	-	24,263
Total Commercial Loans	854	72	6,680	17,511	25,117	3,821,208	3,846,325
Total	255,515	107,381	132,690	54,985	550,571	12,045,306	12,595,877

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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
1. Normal Situation
The debtor is widely able to meet its financial obligations, demonstrating significant cash flows, a liquid financial situation, an adequate financial structure, a timely payment record, competent management, available information in a timely, accurate manner and satisfactory internal controls. The debtor is in a sector of activity that is operating properly and has good prospects.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Credit quality indicators for the commercial portfolio are reviewed, at a minimum, on an annual basis.

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

3. Medium Risk
Some inability to make payments, with arrears of more than 91 days and up to 180 days. A customer classified as “High Risk” having been refinanced may be recategorized within this category, as long as he amortizes two principal installments (whether monthly or bimonthly) or repays 5% of principal.

4. High Risk
Judicial proceedings demanding payment have been initiated or arrears of more than 180 days and up to one year. A customer classified as “Uncollectible” having been refinanced may be recategorized within this category, as long as he amortizes three principal installments (whether monthly or bimonthly) or repays 10% of principal.

5. Uncollectible	Loans to insolvent or bankrupt borrowers, or subject to judicial proceedings, with little or no possibility of collection, or with arrears in excess of one year.

Credit quality indicators for the consumer portfolio are reviewed on a monthly basis.

The following table shows the account receivable balances categorized by credit quality indicators for the periods ended June 30, 2013 and 2012:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2013
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	31,686	1,002	230	55	289	33,262
Mortgage Loans	2,905,621	35,176	6,686	7,795	29,962	2,985,240
Personal Loans	1,309,054	38,401	19,011	25,012	434	1,391,912
Credit Card Loans – BHSA	3,069,493	39,079	27,773	31,280	1,200	3,168,825
Credit card Loans – Tarshop	908,244	141,003	53,609	61,868	5,589	1,170,313
Total Consumer Loans	8,224,098	254,661	107,309	126,010	37,474	8,749,552

Commercial:
Performing loans	3,821,283	779	-	-	-	3,822,062
Impaired loans	-	-	72	6,680	17,511	24,263
Total Commercial Loans	3,821,283	779	72	6,680	17,511	3,846,325
Total Financing Receivables	12,045,381	255,440	107,381	132,690	54,985	12,595,877

	As of June 30, 2012
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	39,932	1,115	120	337	139	41,643
Mortgage Loans	2,790,833	117,511	13,452	24,311	32,326	2,978,433
Personal Loans	970,049	34,790	14,618	24,180	634	1,044,271
Credit Card Loans – BHSA	2,115,475	31,931	17,413	25,343	289	2,190,451
Credit card Loans – Tarshop	842,207	89,856	69,454	52,923	2,636	1,057,076
Total Consumer Loans	6,758,496	275,203	115,057	127,094	36,024	7,311,874

Commercial:
Performing loans	2,902,165	605	-	-	-	2,902,770
Impaired loans	-	-	292	1,985	18,021	20,298
Total Commercial Loans	2,902,165	605	292	1,985	18,021	2,923,068
Total Financing Receivables	9,660,661	275,808	115,349	129,079	54,045	10,234,942
Troubled debt restructuring

According to BCRA regulations, a refinancing is considered to exist whenever any of the original contractually agreed conditions for a financing transaction (term, capital, interest or rate) are modified.

We concluded that all our refinanced loans comply with the conditions for considering them as troubled debt restructuring (“TDR”) as defined under U.S. GAAP. In accordance with ASC 310-40 a restructured loan is considered a TDR if the debtor is experiencing financial difficulties and the Bank grants a concession to the debtor that would not otherwise be considered. Concessions granted could include: reduction in interest rate to rates that are considered below market, extension of repayment schedules and maturity dates beyond original contractual terms.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table presents for the financing receivables modified as troubled debt restructurings within during the last two periods:

	As of June 30, 2013
	Number of contracts	Post-modification Outstanding recorded investment
Consumer
Advances	68	Ps. 930
Mortgage Loans	100	2,353
Personal Loans	1,557	21,246
Credit Card Loans – BHSA	1,764	18,581
Credit card Loans – Tarshop	26,414	121,425
Total Consumer	29,903	Ps. 164,535

Commercial
Performing Loans	-	Ps. -
Impaired Loans	-	-
Total Commercial	-	Ps. -

Total TDRs	20,903	Ps. 164,535

	As of June 30, 2012
	Number of contracts	Post-modification Outstanding recorded investment
Consumer
Advances	120	Ps. 859
Mortgage Loans	139	2,137
Personal Loans	1,880	13,438
Credit Card Loans – BHSA	606	5,599
Credit card Loans – Tarshop	21,691	75,231
Total Consumer	24,436	Ps. 97,264

Commercial
Performing Loans	-	Ps. -
Impaired Loans	-	-
Total Commercial	-	Ps. -

Total TDRs	24,436	Ps. 97,264

The following table presents for, the financing receivables modified as troubled debt restructurings within the previous 12 months and for which there was a payment default during that period. We consider a TDR that have subsequently defaulted if the borrower has failed to make payments of either principal, interest or both for a period of 90 days or more from contractual due date.

	As of June 30,
	2013		2012
	Number of contracts	Recorded investment	Number of contracts	Recorded investment
Consumer
Advances	17	Ps. 149	37	Ps. 262
Mortgage Loans	25	553	24	380
Personal Loans	397	3,408	578	4,098
Credit Card Loans – BHSA	225	2,210	165	956
Credit card Loans – Tarshop	6,385	33,027	5,562	20,638
Total Consumer	7,049	Ps. 39,347	6,366	Ps. 26,334

Commercial
Performing Loans	-	Ps. -	-	Ps. -
Impaired Loans	-	-	-	-
Total Commercial	-	Ps. -	-	Ps. -

Total TDRs that subsequently defaulted	7,049	Ps. 39,347	6,366	Ps. 26,334

Allowance for Credit Losses

Accounts receivable balances are classified as uncollectible and written off from the Consolidated Balance Sheet when 365 days past due and subsequently recorded in memorandum accounts.

The activity in the allowance for accounts receivables losses under U.S. GAAP for the fiscal periods ended June 30, 2013 and 2012 was as follows:

	Argentine Banking GAAP	U.S. GAAP	Adjustment
June 30, 2012	Ps. 292,526	Ps. 427,435	Ps. (134,908)

Variances	55,967	81,219	(25,253)

June 30, 2013	Ps. 348,493	Ps. 508,654	Ps. (160,161)

t. Comprehensive income

ASC 220 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the twelve-month periods ended June 30, 2013, 2012 and 2011, shows all periods in Argentine Banking GAAP format reflecting U.S. GAAP income and comprehensive statement adjustments.

	June 30,
	2013	2012	2011
Income Statement

Financial income	Ps. 2,418,505	Ps. 1,886,446	Ps. 1,718,700
Financial expenses	(1,281,120)	(982,954)	(748,063)
Net financial income	Ps. 1,137,385	Ps. 903,492	Ps. 970,637
Provision for loan losses	(258,629)	(215,074)	(89,674)
Income from services	1,365,116	1,049,679	791,969
Expenses for services	(290,908)	(232,109)	(182,658)
Administrative expenses	(1,621,522)	(1,284,531)	(910,079)
Net income from financial transactions	Ps. 331,442	Ps. 221,457	Ps. 580,195
Miscellaneous income	193,422	270,230	197,182
Miscellaneous expenses	(168,735)	(250,492)	(217,898)
Income before income taxes and Non-controlling interest	Ps. 356,129	Ps. 241,195	Ps. 559,479
Income taxes	(96,586)	4,654	(30,558)
Net income under U.S. GAAP	Ps. 259,543	Ps. 247,395	Ps. 528,921
Less Net (Loss) attributable to the Non-controlling interest	(8,834)	3,570	(11,046)
Net income attributable Controlling interest in accordance with U.S. GAAP	Ps. 250,709	Ps. 250,965	Ps. 517,875

Other comprehensive income (loss):

Unrealized gains (loss) on securities	(7,377)	(7,381)	(273,683)
Other comprehensive income (loss)	Ps. (7,377)	Ps. (7,381)	Ps. (273,683)
Comprehensive income	Ps. 243,332	Ps. 243,584	Ps. 244,192

u. Risks and Uncertainties

As of June 30, 2013, the Bank’s exposure to the Argentine public sector represented approximately 11.8% of total assets under Argentine Banking GAAP. Although the Bank’s exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government's ability to comply with its payment obligations, and on its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run. As of June 30, 2013 and 2012, the Bank was in compliance with the general limit of 35% imposed by the Argentine Central Bank.

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
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
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

w. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of June 30, 2013 and 2012. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. If market conditions and economic uncertainties exist, it might result in higher credit losses and provision for credit losses in future periods.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2013, 2012 and 2011
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

35. New authoritative pronouncements

Accounting standards and amendments issued but not yet applied

In April 2013, the FASB issued ASU 2013-07, “Presentation of Financial Statements (Topic 205) - Liquidation Basis of Accounting”: There is minimal guidance in current U.S. GAAP that addresses when it is appropriate to apply, or how to apply, the liquidation basis of accounting. Consequently, there is diversity in practice. The amendments in this Update are being issued to clarify when an entity should apply the liquidation basis of accounting. In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. Entities should apply the requirements prospectively from the day that liquidation becomes imminent. Early adoption is permitted. Banco Hipotecario is in the process of evaluating the impact of adopting this ASU and does not expect any significant effect in the U.S. GAAP disclosures and financial information.

In June 2013, the FASB issued ASU No. 2013-08, “Financial Services - Investment Companies (Topic 946): Amendments to the Scope, Measurement, and Disclosure Requirements”. This ASU amends guidance for determining whether an entity is an investment company, and measurement and disclosure requirements for all entities that are investment entities. The ASU is effective for years, and interim periods within those years, beginning after December 15, 2013.  Banco Hipotecario is in the process of evaluating the impact of adopting this ASU and does not expect any significant effect in the U.S. GAAP disclosures and financial information.

In July 2013, the FASB issued ASU No. 2013-10, “Derivatives and Hedging (Topic 815): Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate)” as a benchmark rate for hedge accounting purposes. This ASU permits the Fed Funds Effective Swap Rate to be included as a U.S. benchmark interest rate, in addition to the U.S. Treasury rate and LIBOR, for hedge accounting purposes. The restriction on using different benchmark rates for similar hedges was also removed.

The changes are effective immediately on issuance of the ASU and are to be applied prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. Banco Hipotecario is in the process of evaluating the impact of adopting this ASU and does not expect any significant effect in the U.S. GAAP disclosures and financial information.

In July 2013, the FASB issued ASU No. 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force)”. This new standard requires the netting of unrecognized tax benefits (UTBs) against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. Under the new standard, UTBs will be netted against all available same-jurisdiction loss or other tax carryforwards that would be utilized, rather than only against carryforwards that are created by the UTBs.

The amendments will be effective for public companies for annual and interim periods in fiscal years beginning after December 15, 2013. The ASU can be adopted early and may be adopted either on a prospective or retroactive basis. Banco Hipotecario is in the process of evaluating the impact of adopting this ASU and does not expect any significant effect in the U.S. GAAP disclosures and financial information.

36. Subsequent events

Capital Market Law

On December 27, 2012, the capital market law was promulgated. The main purposes of the law are to promote the participation of other investors in the capital market, to encourage the access to the capital market by small and medium sized companies and to create an integrated capital market, among others. In addition, the law introduces changes in the mechanisms of authorization, control and supervision of all the public offering stages, as well as in the roles of all the entities and individuals under its scope.

According to Section 2 of General Resolution No° 615/13 handed down by National Securities Commission (C.N.V.) on January 21, 2013, institutions, markets, agents and stock exchanges will continue to conduct their activities in the manner in which they are presently conducted up and until regulations are replaced.

On July 29, 2013, the Argentine Executive Branch regulated Law No. 26,831 under the Regulatory Decree 1023/2013 published in the Official Gazette on August 1, 2013.

On September 5, 2013, the C.N.V. issued General Resolution N° 622/13 to adapt its current rules to ensure the normal development of the different stock exchanges, clearing houses and agents and with the aim of fulfill the requirements or the capital market law.

Negotiable obligations

The following table shows the amount, interest rate and maturity date of each series issued after June 30, 2013:

	Issue date	Maturity date		Annual interest rate
Banco Hipotecario
Series X (Ps. 34,523)	08/14/13	08/09/14	a	22.0%
Series XI (Ps. 146,137)	08/14/13	05/14/15	b	Badlar +375bp
Series XII (US$. 44,508 thousand)	08/14/13	08/14/17	a	3.95%

Tarshop
Long term bond Series XII (Ps. 83,588)	08/09/13	08/09/15	a	15.0%

(a) Fixed interest rate
(b) Variable interest rate

Shareholders’ Meeting

The Ordinary General Shareholders’ Meeting, held on August 23, 2013, resolved to distribute the income for the year ended on December 31, 2012 as follows: Ps. 68,721, to be applied to the legal reserve; Ps. 30,000, to be paid out as cash dividends on ordinary shares; and Ps. 244,886 to be maintained as retained earnings. This decision has been approved by BCRA.

NEW LIPSTICK LLC AND SUBSIDIARY
(A Limited Liability Company)

Independent Auditors’ Report

To the Members of New Lipstick LLC

We have audited the accompanying consolidated financial statements of New Lipstick LLC and Subsidiary (A Limited Liability Company), which comprise the consolidated balance sheets as of June 30, 2013 and 2012, and the related consolidated statements of operations, member’s deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Lipstick LLC and Subsidiary as of June 30, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

New York, NY	By:	/s/ Marks Paneth & Shron LLP
October 30, 2013

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Consolidated Balance Sheets
As of June 30,
(Amounts in US dollars)

ASSETS

	2013	2012

Real estate, net	$143,505,071	$144,072,101
Cash and cash equivalents	1,346,278	1,301,607
Tenant receivables, net of allowance for doubtful accounts of $889,009 and $1,093,357 respectively	333,023	687,585
Prepaid expenses and other assets	5,135,872	4,901,942
Due from related party	120,274	124,274
Restricted cash	6,638,253	3,954,037
Deferred rent receivable	5,008,910	3,036,844
Lease intangibles, net	33,002,074	36,702,075
Goodwill (Investment in Metropolitan 885 Third Avenue Leasehold LLC)	5,422,615	5,422,615
Total	$200,512,370	$200,203,080

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:	$113,203,269	$113,314,086
Note payable	316,969	320,301
Accrued interest payable	1,373,763	3,016,555
Accounts Payable and accrued expenses	345,312	310,867
Due to related parties	309,397	257,522
Unearned revenue	614,870	546,920
Tenant security deposits	79,490,319	50,269,817
Deferred ground rent payable	48,538,132	52,263,100
Lease intangibles, net	244,192,031	220,299,168
Total Liabilities
	(43,679,661)	(20,096,088)
Members ‘deficit

Total	$200,512,370	$200,203,080

See notes to Consolidated Financial Statements

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Consolidated Statement of Operations
For the years ended June 30,
(Amounts in US dollars)

	2013	2012

Revenues
Base rents, net of amortization	$38,146,887	$38,293,785
Tenant reimbursements and escalations	5,354,160	5,899,547
Other rental revenue	73,833	251,391
Interest Income	625	1,331
Total	43,575,505	44,446,054

Expenses
Real estate taxes	9,442,029	8,945,341
Utilities	2,511,198	2,560,909
Janitorial	2,054,086	2,294,236
Insurance	296,897	290,182
Repairs and maintenance	1,332,208	1,158,144
Bad debts	433,551	793,882
Security	846,602	817,199
General and administrative	778,260	1,085,656
Management fees	877,898	804,123
Accounting and audit fees	38,917	218,609
Legal and professional fees	58,420	299,004
Reimbursable costs	159,564	295,510
Elevator	174,475	291,451
HVAC	48,947	70,890
Travel		5,977
Ground rent	45,457,737	45,457,736
Interest Expense	4,843,275	4,905,399
Depreciation and amortization	7,376,545	6,834,685
Total	76,730,609	77,128,933

Net loss	$(33,155,104)	$(32,682,879)

See notes to Consolidated Financial Statements.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Consolidated Statement of Changes in Member’s Deficit / Equity
For the years ended June 30,
(Amounts in US dollars)

	2013	2012
Balance, beginning of years	$(20,096,088)	$12,256,668
Contributions from members	9,571,531	330,123
Net loss	(33,155,104)	(32,682,879)
Balance, end of years	$(43,679,661)	$(20,096,088)

See notes to Consolidated Financial Statements.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Consolidated Statements of Cash Flows
For the years ended June 30,
(Amounts in US dollars)

	2013	2012

Operating activities
Net loss	$(33,155,104)	(32,682,879)
Adjustments to reconcile net loss to net cash (used in) / provided by operating activities:
Depreciation and amortization	7,376,545	6,834,685
Bad debts	433,551	793,882
Deferred rent	(1,972,066)	(1,781,215)
Below market lease amortization	(3,287,160)	(4,435,046)
Above market lease amortization	1,548,129	1,548,128
Above market ground lease amortization	(437,808)	(437,809)
Deferred ground rent	29,220,501	33,249,045
Changes in operating assets and liabilities:
Restricted cash	(2,616,256)	1,792,404
Due from related party	4,000	(124,274)
Tenant receivables	(78,989)	(1,079,387)
Prepaid expenses and other assets	(233,930)	(174,826)
Accrued interest payable	(3,332)	623
Accounts payable and accrued expenses	(569,720)	(46,143)
Due to related parties	34,445	(10,501)
Consent fee payable	-	(1,666,667)
Deferred leasing costs	(795,940)	(595,890)
Unearned revenue	51,876	(39,562)
Net cash (used in) / provided by operating activities	(4,481,258)	1,144,568

Investing activities
Additions to real estate	(4,934,785)	(3,242,980)
Net cash used in investing activities	(4,934,785)	(3,242,980)

Financing activities
Mortgage principal payment	(110,817)	(1,129,125)
Contribution receivable from members	-	2,977,335
Contributions from members	9,571,531	330,123
Net cash provided by financing activities	9,460,714	2,178,333

Net increase in cash and cash equivalents	44,671	79,921

Cash and cash equivalents, beginning of year	1,301,607	1,221,686
Cash and cash equivalents, end of year	$1,346,278	$1,301,607

Supplemental disclosure of cash flow information:
interest paid	$4,846,607	$4,904,776

Schedule of Noncash Investing and Financing Activities
Real estate additions were financed through accounts payable	$507,133	$1,580,214

See notes to Consolidated Financial Statements.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

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
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 1:                      BUSINESS (CONTINUED)

Formation and Property Description (CONTINUED)
The Company shall continue perpetually until dissolution, liquidation or termination in accordance with the terms of the Agreement.

The liability of the members of the Company is limited to the members’ total contribution, plus any amounts guaranteed by the members.

The Company has adopted a fiscal year end of June 30.

The terms of the Agreement provide for initial capital contributions and percentage interests as follows:

	Percentage of Ownership	Initial Capital Contributions
IRSA International, LLC	49.00	$15,417,925
Marciano Investment Group, LLC	42.00	13,215,365
Armenonville, S.A.	2.27	714,259
Avi Chicouri	3.07	-
Par Holdings, LLC	3.66	-
Total	100.00	$29,347,549

In accordance with the Agreement, the Members may be required to make additional capital contributions which are reasonably related to the operations and/or leasing of the Property and its activities. Members contributed $9,571,531 and $330,123 for the years ended June 30, 2013 and 2012, respectively.

On December 15, 2010, Armenonville, S.A. assigned 100 percent of its membership interest to Lomas Urbanas S.A.

Distributions
Net cash flow shall be distributed from time to time in the reasonable discretion of the Manager, in accordance with the Agreement. There were no distributions for the years ended June 30, 2013 and 2012.

Allocation of Profit and Losses
Profits and losses are allocated in accordance with the Agreement.

NOTE 2:                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 2:                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the assets. If the carrying value of the assets exceeds such cash flows, the assets are considered impaired. The impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value. No impairment was recorded for the years ended June 30, 2013 and 2012.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less upon acquisition to be cash equivalents.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalent accounts in financial institutions.  The Company maintains its cash balances at two financial institutions.  At times, such balances may be in excess of this Federal Deposit Insurance Company (“FDIC”) insurance limit.  As scheduled, the unlimited insurance coverage for noninterest-bearing transaction accounts provided under the Dodd-Frank Wall Street Reform and Consumer Protection Act expired on December 31, 2012.  Deposits held in noninterest-bearing transaction accounts are now aggregated with any interest-bearing deposits the Company may hold in the same ownership category, and the combined total insured is up to at least $250,000. As of June 30, 2013 and 2012, these balances, including tenant security and escrow amounts, were in excess of federally insurable limits by $7,387,001 and $4,153,245, respectively.

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
June 30, 2013 and 2012
(Amounts in US dollars)

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

Deferred Ground Rents
Ground rent expense is accounted for on a straight-line basis over the non-cancelable terms of the ground leases. Subsequent to May 1, 2012, all future minimum increases in the non-cancelable ground rents consist of either 2.5% or 3.0% annual increases through May 1, 2068.  The recording of the ground rent on a straight-line basis, as required by US GAAP, thereby includes recording a portion of the compounded annual increases due in the later years of the ground leases as an expense in the years ended June 30, 2013 and 2012 without consideration of the present value of these future required payments or consideration of future increases in the consumer price index. This has resulted in deferred ground rent payables in the amount of $79,490,319 and $50,269,817 as of June 30, 2013 and 2012, respectively. (see Note 7)

Lease Intangibles
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
June 30, 2013 and 2012
(Amounts in US dollars)

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

The value of in-place leases are amortized to expense over the initial term of the respective leases, ranging from one month to twelve years.

Income Taxes
No provision for income taxes is necessary in the accompanying financial statements because the Company has elected to be treated as a partnership for federal and state income tax purposes. Income or loss of the Company is includible in the separate income tax returns of the Member. The Company's tax returns after 2009 are open and subject to examination. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax laws and new authoritative rulings.

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

For the years ended June 30, 2013 and 2012 no impairment of goodwill was identified during the annual impairment testing.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 2:                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events
The Company has evaluated, for potential recognition and disclosure, events subsequent to the date of the balance sheet through October 30, 2013, the date the financial statements were available to be issued.

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

The following summarizes the allocation of the fair values of assets acquired and liabilities assumed from Metropolitan:

ASSETS

Real estate, net	$144,176,024
Lease intangibles, net	42,657,041
Cash and cash equivalents	6,258,385
Other assets	4,905,698

Total assets	$197,997,148

LIABILITIES

Note payable	$115,000,000
Lease intangibles, net	59,833,065
Other liabilities	2,759,535

Total liabilities	$177,592,600

Net assets acquired	$20,404,548
Total consideration paid	25,827,163

Goodwill	$5,422,615

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

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 4:                      REAL ESTATE

At June 30, real estate consists of the following:

	2013	2012
Building and improvements	$144,445,293	$144,361,278
Tenant improvements	9,332,642	5,554,953
	153,777,935	149,916,231
Less: accumulated depreciation	(10,272,864)	(5,844,130)
Total	$143,505,071	$144,072,101

Depreciation expense amounted to $4,428,733 and $3,964,933 for the years ended June 30, 2013 and 2012, respectively.

NOTE 5:                       LEASE INTANGIBLES

Lease intangibles and value of assumed lease obligations at June 30, 2013 was as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	$27,338,018	$1,499,771	$15,319,023	$44,156,812	$30,791,733	$29,041,332	$59,833,065
Less: accumulated amortization amortization	(6,947,182)	(319,909)	(3,887,647)	(11,154,738)	(10,200,411)	(1,094,522)	(11,294,933)
Totals	$20,390,836	$1,179,862	$11,431,376	$33,002,074	$20,591,322	$27,946,810	$48,538,132

Lease intangibles and value of assumed lease obligations at June 30, 2012 was as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	$27,338,018	$703,831	$15,319,023	$43,360,872	$30,791,733	$29,041,332	$59,833,065
Less: accumulated amortization	(4,211,975)	(107,304)	(2,339,518)	(6,658,797)	(6,913,251)	(656,714)	(7,569,965)
Totals	$23,126,043	$596,527	$12,979,505	$36,702,075	$23,878,482	$28,384,618	$52,263,100

The aggregate amortization of leases in-place and leasing costs included in depreciation and amortization expense for the years ended June 30, 2013 and 2012 were $2,947,812 and $2,869,752, respectively.

The aggregate amortization of above market ground leases included in ground rent expense for the years ended June 30, 2013 and 2012 were $437,808 and $437,809, respectively.

The aggregate amortization of above market leases included in base rental income for the years ended June 30, 2013 and 2012 were $1,548,129 and $1,548,128, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 5:                       LEASE INTANGIBLES (CONTINUED)

The aggregate amortization of below market leases included in base rental income for the years ended June 30, 2013 and 2012 were $3,287,160 and $4,435,046, respectively.

The estimated amortization expense of lease intangibles for each of the five years subsequent to June 30, 2013 and thereafter are as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
2014	$2,647,541	$256,046	$1,543,131	$4,446,718	$2,626,076	$437,809	$3,063,885
2015	2,589,009	177,994	1,442,937	4,209,940	2,511,975	437,809	2,949,784
2016	2,562,245	168,094	1,407,619	4,137,958	2,499,168	437,809	2,936,977
2017	2,561,941	145,926	1,407,619	4,115,486	2,495,973	437,809	2,933,782
2018	2,504,655	98,966	1,407,619	4,011,240	2,423,543	437,809	2,861,352
Thereafter	7,525,445	332,836	4,222,451	12,080,732	8,034,587	25,757,765	33,792,352
Totals	$20,390,836	$1,179,862	$11,431,376	$33,002,074	$20,591,322	$27,946,810	$48,538,132

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

On December 30, 2010, pursuant to the Plan, the Note was amended and restated to provide for a reduction in the Original Principal of $210,000,000 to $130,000,000 (the "Amended Note"). The Member then made a principal repayment of $15,000,000 and, as a result, the outstanding balance of the Amended Note was $115,000,000 after the reorganization. The Amended Note bears interest at (i) the London InterBank Offered Rate ("LIBOR") plus 400 basis points, or (ii) Prime Rate plus Prime Rate Margin, if converted into a Prime Rate Loan, as defined. The Amended Note provides for a maximum interest rate of 5.25% through February 29, 2012 and 6.25% from March 1, 2012 through August 31, 2015 and matures on August 1, 2017. The interest rate was 4.20% and 4.24% at June 30, 2013 and 2012, respectively.  Interest expenses amounted to $4,843,275 and $4,905,399 for the years ended June 30, 2013 and 2012, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 6:                      NOTES PAYABLE (CONTINUED)

Pursuant to a cash management agreement with the Lender, all rents collected are required to be deposited in a clearing account and all funds are disbursed in accordance with the Loan agreement, including the funding of all reserve accounts. In addition, after payment of debt service, operating expenses and other expenses, as defined, forty percent (40%) of all the remaining cash flow in the cash management account is applied to the outstanding principal balance of the Loan on a monthly basis. As of June 30, 2013 and 2012, the outstanding principal balance was $113,203,269 and $113,314,086, respectively.

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

Monthly ground rent shall increase 3% annually for each lease year subsequent to the Adjustment Year. The Ground Sub-sublease is subject to a ground sublease and a prime lease. The ground sublease expires on April 29, 2080 (the "Ground Sublease") and the prime lease matures on April 30, 2080 (the "Prime Lease"). The Ground Sub-sublease matures on the earlier of (i) April 30, 2077, (ii) the expiration or earlier termination of the Prime Lease or (iii) the expiration or earlier termination date of the Ground Sublease, except for reason of default by the sublandlord as subtenant under the Ground Sublease or the sublandlord as subtenant under the Prime Lease provided that the lessees are not in default under the Ground Sub-sublease or the Ground Sublease.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 7:                      GROUND LEASES (CONTINUED)

The Ground Sub-sublease provides for monthly ground rent of $58,000 through April 30, 2010 and approximately $63,000 beginning on May 1, 2010 through April 30, 2020. On May 1, 2020, May 1, 2040 and May 1, 2060, ground rent shall be adjusted to 8% of the fair market value of Lot A, as defined.

For the year ended June 30, 2013, Ground Lease and Ground Sub-sublease expenses amounted to $45,136,545 and $759,000, respectively, after giving effect to straight-line rent adjustments of $29,220,501 and $0, respectively. For the year ended June 30, 2012, Ground Lease and Ground Sub-sublease expense amounted to $45,136,545 and $759,000, respectively, after giving effect to straight-line rent adjustments of $33,249,045 and $0, respectively.

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

Future minimum annual ground rents due before giving effect to the fair market value adjustments which are not determinable at the present time are as follows for the five years subsequent to June 30, 2013 and thereafter:

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 7:                      GROUND LEASES (CONTINUED)

	Ground Lease	Ground Sub-Lease	Total
2014	$16,313,951	$759,000	$17,072,951
2015	16,721,791	759,000	17,480,791
2016	17,139,836	759,000	17,898,836
2017	17,568,332	759,000	18,327,332
2018	18,007,540	759,000	18,766,540
Thereafter	2,874,954,976	1,391,500	2,876,346,476
Totals	$2,960,706,426	$5,186,500	$2,965,892,926

NOTE 8:                      TENANT LEASES

The Company leases space in the Property to tenants under long-term non-cancelable operating leases.

Future minimum annual base rents due from non-cancelable operating leases in each of the five years subsequent to June 30, 2013 and thereafter are as follows:

2014	$36,254,321
2015	35,159,087
2016	34,728,611
2017	34,189,297
2018	32,702,068
Thereafter	106,155,587
Total	$279,188,971

For the years ended June 30, 2013 and 2012, approximately 77% and 79%, respectively of the Company's base rent before amortization of above and below market bases was from one law firm tenant. Law firms accounted for approximately 82% and 83%, of the Property’s total base rent for the years ended June 30, 2013 and 2012, respectively.

At June 30, 2013 and 2012, the Property was approximately 86% leased for both years.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 9:                      RELATED-PARTY TRANSACTIONS

On April 20, 2011, Lipstick Management LLC (“LM”), an affiliate of the Company, entered into an agreement with the Company’s lender which provides that the Company would be directly responsible for certain fees that are payable to Herald Square Properties LLC (“HSP”). HSP is a 49% owner in LM. LM and the Company are affiliated by common ownership. These fees are based on a consulting agreement between LM and HSP which provides a monthly fee of $12,000. As of January 1, 2013 the Company renewed the contract with HSP which provides a monthly fee of $22,000. The parties have the right to terminate this agreement at any time upon thirty (30) days written notice served to the other party. The total management consulting fee for the years ended June 30, 2013 and 2012, included in management fees in the accompanying statement of operations, amounted to $204,000 and $144,000, respectively.

On May 3, 2011, the Company entered into an asset management agreement with LM. The Company is charged an asset management fee of 1.0% of Gross Revenues, as defined. Asset management fees incurred to the Manager amounted to $398,898 for the year ended June 30, 2013 and $385,123 for the year ended June 30, 2012, of which $63,826 and $32,064 was unpaid at June 30, 2013 and 2012, respectively, and is included in due to related parties in the accompanying balance sheet. Asset management fees are included in management fees in the accompanying consolidated statement of operations.

During 2011, the Company entered into a construction management agreement with LM. Construction management fees expense amounted to $0 and $73,705 for the years ended June 30, 2013 and 2012, respectively, and have been included in real estate in the accompanying balance sheet.

Effective August 1, 2011, LM leased retail space from the Company.  The total amount of rental income for the years ended June 30, 2013 and 2012 amounted to $203,916 and $186,923, respectively.

Certain expenses, including legal, accounting and auditing, professional fees, and other miscellaneous expenses are paid by IRSA Inversiones y Representaciones Sociedad Anonima on behalf of the Company which will be reimbursed by the Company.  Such expenses amounted to $0 and $75,844 for the years ended June 30, 2013 and 2012, respectively.

Balances with related companies are as follows:

Due from related party:	2013	2012
Lipstick Management LLC	$120,274	$124,274
Due to related parties:
IRSA Inversiones y Representaciones
Sociedad Anonima	$241,507	$238,824
IRSA International, LLC	39,979	39,979
Lipstick Management LLC	63,826	32,064
Total	$345,312	$310,867

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 10:                      PROPERTY MANAGEMENT

On December 30, 2010, a property management agreement was entered into between the Member and CB Richard Ellis. The term of the property management agreement will continue on a month-to-month basis. The Company is charged a monthly property management fee of $22,917. The total property management fee for the years ended June 30, 2013 and 2012, included in management fees in the accompanying statement of operations, amounted to $275,000 for both years, of which $0 and $22,917 were unpaid and included in accounts payable and accrued expenses in the accompanying consolidated balance sheet as of June 30, 2013 and 2012, respectively.

NOTE 11:                      FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of estimated fair values was determined by management using available market information. However, considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments at June 30, 2013 and 2012. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments:

The carrying amounts of cash and cash equivalents, prepaid expenses, tenant security deposits, and accounts payable and accrued expenses reported in the Company's consolidated balance sheet approximate fair value due to the short-term nature of these financial instruments.

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

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2013 and 2012
(Amounts in US dollars)

NOTE 11:                      FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Disclosure about fair value of financial instruments is based on pertinent information available to management as of June 30, 2013 and 2012.

Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since June 30, 2013 and 2012 current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 12:                      LITIGATION

The Company is party to certain legal proceedings arising out of the normal conduct of business. While the ultimate results of those proceedings against the Company cannot be predicted with certainty, management believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

NOTE 13:                      NEW YORK STATE TAX AUDIT

As successor for Metropolitan 885 Third Avenue LLC, the Company’s income tax returns for its tax years commencing January 1, 2009 through December 31, 2010 have been selected by the New York State Department of Taxation and Finance for audit. Such audit is in its preliminary stage. At this time, the Company has not been advised of any proposed changes to its New York State income tax returns filed for the tax years January 1, 2009 through December 31, 2010.