Form 20-F
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2014-10-31
CIK 933267

ir United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Matías Gaivironsky
Chief Financial Officer
Tel +(5411) 4323-7449 – finanzas@irsa.com.ar
Moreno 877 24 Floor
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

The number of outstanding shares of the issuer’s common stock as of June 30, 2014 was 578,676,460.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     ☐   Item 17   ☐     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐   Yes   ☒   No

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

i

ii

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.

This annual report includes forward-looking statements, principally under the captions “Summary,” “Item 3 (d). Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information of the Company”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•
changes in general economic, business, political or other conditions in Argentina or changes in general economic or business conditions in Latin America and in the other countries in which we have investments and/or operations;

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

This annual report contains our Audited Consolidated Financial Statements as of June 30, 2014 and 2013 and for the fiscal years ended June 30, 2014, 2013 and 2012 (our Audited Consolidated Financial Statements), which have been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm, whose report is included herein.

Pursuant to Resolution No. 562/09 of the Comisión Nacional de Valores (“CNV”), as subsequently amended by Resolution No. 576/10, and further amended and restated by Resolution No. 622/13 (the “Rules of the CNV”) all listed companies in Argentina with certain exceptions (i.e. financial institutions and insurance entities) were required to present their consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Therefore, we have prepared our Consolidated Financial Statements under IFRS for the first time for our financial year ended June 30, 2013, which included comparative financial information for the year ended June 30, 2012. All IFRS issued by the IASB effective at the time of preparing the Consolidated Financial Statements have been applied. The opening IFRS statement of financial position was prepared as of our transition date of July 1, 2011.

MARKET DATA

In this annual report where we refer to “Peso,”, “Pesos,” or “Ps.” we mean Argentine pesos, the lawful currency in Argentina; when we refer to “USD,” or “US$”, or “U.S. Dollar”, we mean United States dollars, the lawful currency of the United States of America; and when we refer to “Central Bank” we mean the Argentine Central Bank.

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

Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. Dollars at the offer exchange rate quoted by Banco de la Nación Argentina for June 30, 2014 which was Ps. 8.133 = US$ 1.00. We make no representation that the Peso or U.S. Dollar amounts actually represent or could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all.

iii

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers

This item is not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3.	Key Information

A. Selected Consolidated Financial Data

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with and is qualified in its entirety by reference to our Audited Consolidated Financial Statements included under Item 8. Financial Information, and the discussion under Item 5. Operating and Financial Review and Prospects included elsewhere in this annual report. The selected consolidated statement of income data for the years ended June 30, 2014, 2013, 2012 and the selected consolidated balance sheet data as of June 30, 2014 and 2013 have been derived from our Audited Consolidated Financial Statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., City of Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered public accounting firm.

Summary Consolidated Financial and Other Information for IRSA

	For the fiscal year ended June 30,
	2014	2014 (Restated)	2013	2012
	(in thousands of US$) (ii)	(in thousands of Ps., except ratios and per common share data) (i)
Audited Condensed Consolidated Statement of income
Revenues	349,831	2,845,176	2,187,180	1,790,316
Costs	(166,543)	(1,354,493)	(1,087,611)	(858,658)
Gross/profit	183,288	1,490,683	1,099,569	931,658

Gain from disposal of investment properties	28,957	235,507	183,767	116,689
General and administrative expenses	(36,509)	(296,928)	(194,841)	(174,347)
Selling expenses	(17,981)	(146,236)	(106,125)	(84,773)
Other operating results, net	(5,640)	(45,870)	93,268	(32,446)
Profit from operations	152,115	1,237,156	1,075,638	756,781

Share of (loss) /profit of associates and joint ventures	(50,876)	(413,771)	(7,391)	11,660
Profit before financial results and income tax	101,239	823,385	1,068,247	768,441

Financial income	16,170	131,509	119,525	105,100
Finance cost	(212,329)	(1,726,875)	(772,412)	(528,010)
Other financial results	(15,235)	(123,903)	14,695	(3,917)
Financial results, net	(211,394)	(1,719,269)	(638,192)	(426,827)
(loss)/income before tax	(110,155)	(895,884)	430,055	341,614
Income tax	7,902	64,267	(132,847)	(116,938)
Net (loss)/income	(102,253)	(831,617)	297,208	224,676

Attributable to:
Equity holders of the parent	(96,703)	(786,487)	238,737	203,891
Non-controlling interest	(5,550)	(45,130)	58,471	20,785

Profit per common share attributable to equity holders of the parent:
Basic	(0.17)	(1.37)	0.41	0.35
Diluted	(0.17)	(1.37)	0.41	0.35

	For the fiscal year ended June 30,
	2014	2014 (Restated)	2013	2012
	(in thousands of US$) (ii)	(in thousands of Ps., except ratios and per common share data) (i)

Net (loss)/ income	(102,253)	(831,617)	297,208	224,676
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	54,450	442,844	56,799	14,682

Other comprehensive income for the year	54,450	442,844	56,799	14,682
Total other comprehensive (loss)/ income for the year	(47,803)	(388,773)	354,007	239,358

Attributable to:
Equity holders of the parent	(53,895)	(438,332)	287,926	218,393
Non-controlling interest	6,092	49,559	66,081	20,965

CASH FLOW DATA

Net cash generated from operating activities	125,658	1,021,979	863,373	691,882
Net cash used in investing activities	(112,765)	(917,120)	(45,892)	(246,776)
Net cash used in financing activities	(73,376)	(596,767)	(306,268)	(492,857)

	For the fiscal years ended
	June 30,				July 1,
	2014	2014 (Restated)	2013	2012	2011
	(in thousands of US$)(ii)	(in thousands of Ps. except ratios) (i)
Audited Condensed Consolidated Statements of Financial Position
ASSETS
Non-current assets
Investment properties	402,016	3,269,595	3,983,266	3,265,962	3,330,817
Property, plant and equipment	27,052	220,013	212,673	228,033	235,245
Trading properties	16,065	130,657	94,464	83,148	71,915
Intangible assets	15,257	124,085	172,878	122,614	125,125
Investment in associates and joint ventures	277,979	2,260,805	1,423,936	1,445,815	1,373,215
Deferred income tax assets	45,327	368,641	85,236	34,255	17,903
Income tax receivables	13,548	110,185	130,086	103,263	78,387
Restricted assets	-	-	10,881	-	-
Trade and other receivables	11,358	92,388	85,126	93,109	86,622
Investments in financial assets	33,778	274,716	267,455	655,660	432,676
Derivative financial instruments	-	-	21,208	18,434	60,442
Total non-current assets	842,380	6,851,085	6,487,209	6,050,293	5,812,347
current assets
Trading properties	565	4,596	11,689	9,714	26,115
Inventories	2,086	16,963	16,321	15,659	6,820
Restricted assets	-	-	1,022	-	-
Income tax receivables	1,951	15,866	-	-	-
Assets held for sale	166,958	1,357,866	-	-	-
Trade and other receivables	86,911	706,846	769,333	475,877	419,995
Investments in financial assets	28,785	234,107	244,053	78,909	65,076
Derivative financial instruments	1,582	12,870	-	-	-

	For the fiscal years ended
	June 30,				July 1,
	2014	2014 (Restated)	2013	2012	2011
	(in thousands of US$)(ii)	(in thousands of Ps. except ratios) (i)
Cash and cash equivalents	74,992	609,907	796,902	259,169	301,559
Total current assets	363,830	2,959,021	1,839,320	839,328	819,565
TOTAL ASSETS	1,206,210	9,810,106	8,326,529	6,889,621	6,631,912

SHAREHOLDERS´ EQUITY

Share capital	70,549	573,771	578,676	578,676	578,676
Treasury stock	603	4,905	-	-	-
Inflation adjustment of share capital and treasury stock	15,164	123,329	123,329	274,387	274,387
Share premium	97,519	793,123	793,123	793,123	793,123
Cost of treasury stock	(4,661)	(37,906)	-	-	-
Acquisition of additional interest in subsidiaries	(2,681)	(21,808)	(20,782)	(15,714)	-
Cumulative translation adjustment	49,051	398,931	50,776	14,502	-
Equity-settled compensation	6,546	53,235	8,258	2,595	-
Legal reserve	14,366	116,840	85,140	71,136	57,031
Reserve for new developments	50,806	413,206	492,441	419,783	391,262
Special reserve	46,168	375,487	395,249	-	-
Retained earnings	(96,504)	(784,869)	239,328	510,853	656,525
Equity attributable to equity holders of the parent	246,926	2,008,244	2,745,538	2,649,341	2,751,004
Non-controlling interest	67,423	548,352	385,151	390,428	331,609
TOTAL SHAREHOLDERS´ EQUITY	314,349	2,556,596	3,130,689	3,039,769	3,082,613

LIABILITIES
Non-current liabilities
Trade and other payables	24,917	202,652	211,118	166,656	149,355
Borrowings	461,823	3,756,003	2,922,642	2,048,397	1,725,272
Derivative financial instruments	39,450	320,847	-	-	-
Deferred income tax liabilities	42,494	345,607	395,936	411,232	485,032
Payroll and social security liabilities	461	3,749	3,160	-	-
Provisions	25,234	205,228	57,737	17,823	12,881
Total non-current liabilities	594,379	4,834,086	3,590,593	2,644,108	2,372,540

Current liabilities
Trade and other payables	83,453	678,725	677,010	492,243	402,751
Income tax liabilities	7,952	64,677	90,916	113,552	69,226
Liabilities held for sale	99,178	806,612	-	-	-
Payroll and social security liabilities	12,207	99,276	49,010	39,607	34,089
Derivative financial instruments	1,749	14,225	1,732	-	-
Borrowings	90,677	737,477	772,529	557,896	667,587
Provisions	2,266	18,432	14,050	2,446	3,106
Total current liabilities	297,482	2,419,424	1,605,247	1,205,744	1,176,759
TOTAL LIABILITIES	891,861	7,253,510	5,195,840	3,849,852	3,549,299

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	1,206,210	9,810,106	8,326,529	6,889,621	6,631,912

	As of June 30,
	2014	2014 (Restated)	2013	2012
OTHER FINANCIAL DATA	(in thousands of US$) (ii)	(in thousands of Ps., except ratios, per common share and per GDS data) (i)

Basic net (loss)/income per common share	(0.168)	(1.37)	0.41	0.35
Diluted net income per common share	(0.168)	(1.37)	0.41	0.35
Basic net income per GDS	(1.684)	(13.70)	4.10	3.50
Diluted net income per GDS	(1.684)	(13.70)	4.10	3.50
Diluted weighted – average number of common shares	575,932,689	575,932,689	578,676,460	578,676,460
Depreciation and amortization	27,766	225,819	220,021	168,877
Capital expenditures	39,146	318,375	920,874	133,877
Working capital	66,347	539,597	234,073	(366,416)
Ratio of current assets to current liabilities	0.15	1.22	1.15	0.70
Ratio of shareholders’ equity to total liabilities	0.04	0.35	0.60	0.79
Ratio of non current assets to total assets	0.09	0.70	0.78	0.88
Dividend paid	(13,925)	(113,251)	(239,652)	(262,724)
Dividends per common share	(0.02)	(0.20)	(0.41)	(0.45)
Dividends per GDS	(0.24)	(1.97)	(4.14)	(4.54)
Number of common shares outstanding	573,771,763	573,771,763	578,676,460	578,676,460
Capital Stock	71,152	578,676	578,676	578,676

(i) In thousands of Pesos, except ratios. Totals may not sum due to rounding.
(ii) Solely for the convenience of the reader we have translated Peso amounts into U.S. dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of June 30, 2014, which was Ps. 8.133 per US$ 1.0. We make no representation that the Argentine Peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Totals may not sum due to rounding.

Exchange Rates

In April 1991, the Convertibility Law No. 23,928 (the “Convertibility Law”) was enacted, which statutorily obligated the Argentine Central Bank to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. On January 7, 2002, the Argentine congress enacted Law No. 25,561 (the “Public Emergency Law”), setting aside more than ten years of Peso against U.S. Dollar fixed parity. After devaluing the Peso and setting the official exchange rate of Ps.1.40 per U.S. Dollar, on February 11, 2002, the government allowed the free float of the Peso against the U.S. dollar. The shortage of U.S. dollars and their heightened demand caused the Peso to depreciate significantly in the first half of 2002. As of October 27, 2014 the applicable exchange rate was Ps. 8.50 = US$1.00 as quoted by Banco de la Nación Argentina at the U.S. dollar selling rate. During 2010, 2011, 2012, 2013 and 2014, the Argentine Central Bank indirectly affected the exchange rate market, through active participation with the purpose of isolating external effects and maintaining a stable parity. On January 22, 2014, the official exchange rate of the Argentine peso had weakened by 25 cents to Ps.7.14 to the dollar, its biggest daily decline since the crisis of 2002. On January 23, 2014, the peso fell by over 86 cents to Ps. 8 against U.S. Dollar in the retail market, and by even more in the wholesale market. The Argentine Central Bank eventually intervened to stabilize the market at Ps.7.79 against U.S. Dollar, nonetheless, the Peso suffered a devaluation of over 15% in 48 hours. During February, 2014 the Peso slightly strengthened to Ps. 7.8 against U.S. Dollar, before weakening to Ps. 8. The U.S. Dollar increased to Ps. 8.42 in September 2014 from Ps. 8.40 in August 2014. As from January, 2014, until October, 2014, the Peso suffered a devaluation of 22%.

The following table presents the high, low, average and period closing exchange rate for the average ask / bid of U.S. dollars stated in nominal Pesos per U.S. dollar.

	Exchange Rate
	High(1)	Low(2)	Average(3)	Period Closing(4)
Fiscal year ended June 30, 2010	3.9130	3.6360	3.8255	3.9110
Fiscal year ended June 30, 2011	4.0900	3.9110	3.9810	4.0900
Fiscal year ended June 30, 2012	4.5070	4.0900	4.2808	4.5070
Fiscal year ended June 30, 2013	5.3680	4.5050	4.8914	5.3680
Fiscal year ended June 30, 2014	8.0830	5.3700	6.7657	8.0830
July, 2014	8.1630	8.0850	8.1108	8.1630
August, 2014	8.3560	8.1860	8.2687	8.3510
September, 2014	8.4210	8.3500	8.3660	8.3800
As of October 27, 2014	8.4500	8.3950	8.4221	8.4500

Source: Banco de la Nación Argentina

(1)	The high exchange rate stated was the highest closing exchange rate of the month during the fiscal year.
(2)	The low exchange rate stated was the lowest closing exchange rate of the month during the fiscal year.
(3)	Average exchange rate for the fiscal year, month or partial period described in the table above.
(4)	Average of the selling rate and buying rate.

Increases in Argentine inflation or devaluation and depreciation of the Peso could have a material adverse effect on our results.

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

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high inflation and currency devaluation. During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Although the economy has recovered significantly since then. During 2014, the Argentine economy has shown signs of slowdown due to the increase in the applicable exchange rates and the decrease in the commodity prices the argentine economy has slowdown. Argentine economy is suffering high inflation and an increasing need of capital investment, with many sectors, particularly the energy sector, operating near full capacity.

During 2013, the Argentine GDP increased by 2.9%, according to data published by the National Institute of Statistics (“Instituto Nacional de Estadísticas y Censos” or the “INDEC”). For the six months ended June 30, 2014, GDP increased 0,0% relative to the same period the prior year, according to data published by the INDEC. As of August 30, 2014, the Monthly Economic Activity Estimator (“Estimador Mensual de Actividad Económica” or the “EMAE”) decreased 1.2%, relative to the same period the prior year, according to data published by the INDEC.

The economic and financial slowdown in certain European countries, the United States, and certain other important commercial partners of Argentina, may imply a decline in the international demand for Argentine products, which could have a material adverse effect on our financial condition and the results of operations. Moreover, the country’s relative stability since 2002 has been affected by increased political tension and government intervention in the economy. Additionally, as of the date of this annual report the negotiations of the argentine government with the holdouts of Argentina’s sovereign debt remain unresolved, which may adversely affect the growth of the country. For more information see “Risks Factors Relating to Argentina - Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.”

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. We cannot assure you that Argentina’s recent growth will continue. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

In fiscal years 2010, 2011, 2012, 2013 and 2014, inflation according to the INDEC was 11.0%, 9.7%, 9.9%, 10.5% and 15.0% (Since January 2014, the Argentine government established a new consumer price index (“IPCNu”) which more broadly reflects consumer prices by considering price information from the 24 provinces of Argentina. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes notice for a six month period after IPCNu was introduced) Until 2013 inflation has been controlled in part due to actions implemented by the Argentine government to control inflation, including limitations on exports and price arrangements agreed with private companies. During 2014 inflation has accelerated mainly due to the devaluation process carried out by the Argentine Central Bank. The uncertainty surrounding future inflation may impact the country’s growth.

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

Additionally, high inflation would also undermine Argentina’s foreign competitiveness and adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of the Peso devaluation on the export-oriented sectors of the Argentine economy will decrease the level of economic activity in the country. In turn, a portion of the Argentine debt is adjusted by the Coefciente de Estabilización de Referencia, (“CER Index”), a currency index that is strongly tied to inflation. Therefore, any significant increase in inflation would cause an increase in Argentina’s debt and, consequently, the country`s financial obligation.

The government has taken certain measures in order to control the inflation, such as implementing a fair price program, by virtue of which supermarkets have to offer certain products at a determined price, and sectoral agreements in order to implement salaries increases. Additionally, on September 19, 2014 the Argentine government has amended Law No. 20,680 (the “Supply Law”), which enables the federal government to intervene the markets when it considers that any party to such market is trying to impose prices, or supply restrictions over such market. The Supply Law provides among others pecuniary sanctions, suspension, seizure of operations, and confiscation of goods.

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

On November 23, 2010, the Argentine government began consulting with the IMF for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC to create such an index. Notwithstanding the foregoing, reports published by the IMF state that its staff also uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, and such measures have shown inflation rates that are considerably higher than those issued by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt remedial measures to address the quality of its official data. In its meeting held on February 1, 2013, the Executive Board of the IMF found that Argentina’s progress in implementing remedial measures since September 2012 had not been sufficient. As a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF under the Articles of Agreement and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

In order to address the quality of official data, the IPCNu was put in place on February 13, 2014. The IPCNu represents the first national indicator to measure changes in prices of final consumption by households. While the previous price index only measured inflation in the urban sprawl of the City of Buenos Aires. The IPCNu is calculated by measuring prices on goods across the entire urban population of the 24 provinces of Argentina. Pursuant to these calculations, the new consumer price index rose by 10% during the first quarter of 2014. The IMF has declared that it will review later in 2014 Argentina’s reports on progress in revising its inflation and gross domestic product statistics.

The ability of Argentina to access credit in the capital markets could be limited not only by the global economic conditions, the current negotiations of Argentina with the holdouts, but also by the uncertainty relating to the inaccuracy of the economic indexes and rates in question which could adversely affect our results of operations and financial conditions.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth.

Between 2005 and 2010, Argentina restructured part of its sovereign debt that had been in default since the end of 2001. As a result of the restructuring the Argentine government announced that it had approximately US$ 129.2 billion in total gross public debt, restructuring over 92.4% of the defaulted debt eligible for the 2005 and 2010 exchange offers. Certain bondholders that did not participate in that restructuring, mainly from the United States, Italy and Germany, filed legal actions against Argentina in order to collect on the defaulted bonds. Many of these proceedings are still pending as of the date of this annual report and holdout creditors may initiate new suits in the future, which may impose in precautionary measures on assets outside of Argentina.

On January 3, 2006, Argentina repaid in full its debt of approximately US$ 9.8 billion with the IMF.

In September 2008, Argentina announced its intention to cancel its external public debt to Paris Club creditor nations using reserves of the Argentine Central Bank in an amount equal to approximately US$ 6.5 billion. In 2010, the Argentine Government announced a new round of negotiations with the Paris Club to cancel such debt, which then totaled approximately US$ 8.0 billion, without the intervention of the IMF. In May 2014, the Argentine Government agreed with the Paris Club concerning the consolidated amount of debt that on 30 April, 2014 rose to US$ 9.7 billion, that it will be cancelled completely within the next 5 years, with an initial payment in principal of US$ 659 million in June, 2014. The agreed sum for interest amounts to 3% for capital balances during the first 5 years, while the agreement also establishes a minimum payment that will face Argentina each year and determines a payment criteria if additional investments come from member countries of the Paris Club. The agreement also provides that if during the period of 5 years additional investments are insufficient, Argentina may delay the payments two years totaling seven years later, with the consequent increase in the financial cost of around an additional 1% for the total period.

In addition, foreign shareholders of several Argentine companies have filed claims before the International Center for the Settlement of Investment Disputes (“ICSID”) alleging that certain government measures adopted during the country’s 2001 crisis were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties to which Argentina is a party. Since May 2005, the ICSID tribunals have issued several awards against Argentina. Only the cases “CMS v. Argentina”, “Azurix v. Argentina” and “Vivendi v. Argentina” are currently final. As the date of this annual report, there are still 45 complaints filed by the ICSID against Argentina which are yet to be resolved and whose outcome is still unknown.

Moreover, under the arbitration rules of the Commission of the United Nations Commission on International Trade Law ("UNCITRAL"), certain arbitral courts condemned Argentina to pay to British Gas (shareholder gas company Metrogas Argentina), and National Grid plc. (Transener’s shareholder, the transport company for argentine electricity). Argentina filed with the Federal District Court of the United States of America for the District of Columbia ordering cancellation of both rulings. The annulment of the ruling in relation to National Grid plc. was rejected by the District Court. Furthermore, on March 5, 2014 the Supreme Court of the United States delivered its judgment regarding the appeal filed by British Gas to the judgment of the Court of Appeals in Washington, rejecting the request made by British Gas based on the fact that it must have incurred the courts of Argentina prior to the commencement of the arbitral body established in 2002. The judgment of the Supreme Court of the United States, by a vote of 7-2, reversed the decision of the Court of Appeal of Washington and ordered Argentina to pay the sum of US$ 185 million in compensation for paying the debt back in a foreign currency to the British company, then controlling Metrogas, during the crisis of 2002 and as a consequence the freezing of fees charged by the Government to Metrogas. At the date of issue of this annual report , the Argentine Government made no public statements relating to the way the country should give effect to the judgment against it.

During the month of October 2013, the Argentine Government reached an agreement with five companies – four of which litigate in the ICSID (CMS Gas, Azurix, Vivendi and Continental Casualty) and the fifth, National Grid, litigating under the arbitration rules of the UNCITRAL, whereby Argentina made the payment to which it was permitted a cut of 25%, engaging companies to invest in public securities issued by the Argentine government, among others.

At the end of December 2012, Argentina filed a request with the applicable district court in New York in order to reopen the restructuring of its defaulted debt to some of the holdouts who were left out of previous exchanges. This exchange offer was part of a filing made by Argentina in the New York Court of Appeal requesting the review of the judgment made by the judge which ordered Argentina to pay US$1.3 billion with interest in favor of the holdouts. Argentina also said in its presentation (which was in the same terms and conditions of the 2010 restructuring), that referred judgment violated the pari passu clause.

On September 23, 2013, Law No. 26,886 (the “2013 Restructuring Law”) was enacted. The 2013 Restructuring Law provides that holders of government securities that were eligible for the 2005-2010 restructuring, if willing could participate in a new restructuring, waiving all their rights under these securities they hold, including those recognized by judicial or administrative judgments, or arbitrary rulings, releasing Argentina from any judicial, administrative, arbitral proceedings or otherwise, initiated or to be initiated in the future with respect to such securities or obligations arising in a new restructuring therfrom, including any action destined to receive service of capital or interest of such securities. Also 2013 Restructuring Law states that the financial terms and conditions offered may not be better than those offered to creditors in 2003-2010 restructuring.

The holdouts have obtained favorable judgments ordering the payment of owed original capital with interest, and compliance with the pari passu clause concerning future payments. Such decisions were appealed by Argentina. The Court of Appeal of New York confirmed the same on several occasions, and ordered Argentina to pay US$ 1.3 billion with interest accrued from the date of judgment in favor of the holdouts, suspending the execution of the judgment at first instance until the Supreme Court of Justice of the United States pronounce it. The chamber´s judgment (equal to the judgment of first instance) has a "stay", this being an injunction suspending the payment. The chamber´s judgment was appealed to the Supreme Court of the United States, who on January 10, 2014 agreed to take the case. On June 16, 2014 the Supreme Court of the United States refused to address the Argentine case against holdouts by debt default and removed the "stay".

The decision of the Supreme Court of Justice of the United States to dismiss the appeals filed by the Argentine government confirmed the decisions of the Court of Appeals for the Second Circuit in Manhattan, which in principle requires the Argentine goverment to pay US$ 1.3 billion enabling other holdouts to request their payment on the same terms (estimated at a total of approximately US$ 15 billion). While the Argentine government has indicated on several occasions its intention to pay the full amount to the creditors who accepted the terms of 2003-2010 restructuring, the decisions of the Court of Appeals for the Second Circuit in Manhattan, confirmed by the Supreme Court of the United States of America, implies that any potential payment of restructured debt, which is not accompanied by a payment to the funds obtained in the aforementioned rulings could be repossessed. On June 30, 2014 the payment of the coupon of the Discount bonds expired. The government wired the respective sums of money to the trustee of such bonds in order to perform the payment but the court blocked such payment. On July 30, 2014 the grace period under the terms of such bonds expired, notwithstanding the foregoing payment has not yet been performed as of the date of this annual report as a consequence of not reinstating the stay and preventing banks from transferring funds deposited by Argentina, which are requesting the payment of funds together with the payment to restructured bondholders.

On September 11, 2014 the Argentine government enacted Law No. 26,984 by which changed the paying agent of the 2003-2010 restructuring, and establishing Buenos Aires as the domicile of payment for the bonds issued under each restructuring. With this law the government seeks to create a new voluntary exchange of restructured debt. Additionally, during August, 2014 the Argentine Central Bank revoked the authorization of Bank of New York Mellon to act in Argentina, the current payment agent of Argentina´s sovereign debt. In September 29, 2014, Thomas Griesa proclaimed to Argentina in contempt, considering that ignored the payment ordered to the holdouts.

During August and September 2014, the District Court of the Southern District of New York, authorized Citibank N.A. to pay creditors who held debt issued under Argentine Law but payable on New York. As of the date of this annual report, it is still under analysis of the District Court of the Southern District of New York the possibility for a third exception to be made on December 2014 in order to allow payment. However, motions filed by debt holders under U.S., European or Japanese law to allow payment by Citibank N.A. where rejected.

The lawsuits filed by the holdouts against the Argentina government could result in the freezing or precautionary measures taken on assets of, or that are considered of, Argentina, that could be able to have a materially adverse effect on the economy of the country and affect our ability to access international financing or repay our debts. As a result of Argentina’s failure to restructure completely its remaining sovereign debt and fully negotiate with the holdout creditors, the Argentine government may not have the financial resources necessary to implement reforms and foster economic growth, which, in turn, could have a material adverse effect on the country’s economy and, consequently, our businesses and results of operations. Furthermore, Argentina’s inability to obtain credit in international markets could have a direct impact on our own ability to access international credit markets to finance our operations and growth, which could adversely affect our results of operations and financial condition.

During both debt restructuration proceedings carried out by Argentine government on 2005 and 2010, a termination of the rights upon future offers clause (the “RUFO Clause”) was incorporated. The RUFO Clause states that if any debt holder receives any improvement, every other debt holder is entitled to receive the same conditions. The payment to the holdouts could potentially be interpreted as a condition for the application of such clause and allow the rest of the debt holders to claim the amount originally owed to them. After December 31, 2014, once the RUFO clause expires, the Argentine government could be in condition to make any potential offer to the holdouts, without receiving any potential reclaim from the rest of the bond holders.

Significant fluctuation in the value of the Peso may adversely affect the Argentine economy as well as our financial performance.

Despite the positive effects of the real depreciation of the Peso in 2002 on the competitiveness of certain sectors of the Argentine economy, it has also had a far-reaching negative impact on the Argentine economy and on businesses and individuals’ financial condition. The devaluation of the Peso has had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt, initially led to very high inflation, significantly reduced real wages, had a negative impact on businesses whose success is dependent on domestic market demand, such as utilities and the financial industry, and adversely affected the government’s ability to honor its foreign debt obligations. During January and October 2014, the Argentine government has devaluated significantly the Peso. If the Peso continues to devaluate significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences on our business. Moreover, it would likely result in material adverse effect in our business as a result of the exposure to financial commitments in US Dollar.

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

Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and as a result our business and results of operations

 During recent years, the Argentine government has increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In November 2008, the Argentine government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”). More recently, beginning in April 2012, the Argentine government provided for the nationalization of YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1277/2012. In February 2014, the Argentine government and Repsol (which was the principal shareholder of YPF S.A.) announced that they had reached agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF S.A. shares. Such compensation totals US$ 5 billion, payable by delivery of Argentine sovereign bonds with various maturities. Additionally, on December 19, 2012, the Argentine government issued Decree No. 2552/2012 which, in its article 2, ordered the expropriation of the “Predio Rural de Palermo”. However, on January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that has temporarily blocked the application of Decree No. 2,552/2012. This Decree may indirectly affect APSA’s investment in Entertainment Holding S.A. (“EHSA”) (For more information see Item 4 – A. History and Development of the Company – Significant acquisitions, disposition and development of businesses “La Rural”). We cannot assure you that these or other measures that may be adopted by the Argentine government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, etc., will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our shares and ADSs.

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

Additionally, on July 12, 2012, the Argentine Central Bank issued Communication “A” 5318, which among others, suspended the access to MULC for residents for external assets without a specific purpose. Through resolution 3210/2011 of the AFIP and the Communications "A" 5239, 5240, 5242 and 5245 and its amendments of the Argentine Central Bank, the "Consultation of Exchange Operations Programme," was established, a system by which an assessment will be made at the time of each transaction, in order to have the possibility to acquired US Dollars for tourism purpose. The system analyze the consistency with tax information of each currency buyer, and validate or invalidate the transaction.

In January 2014, the Argentine Central Bank established by Communication "A" 5526 that the resident individuals in the country will be able to access the local exchange market for purchases made by the concept "buy for the possession of foreign currency in the country" according to their income declared to the AFIP and other quantitative parameters established in the framework of exchange rate policy. In this sense, the AFIP established through its General Resolution No. 3583/2014 a parameter of 20% of the monthly income of the taxpayer validating the exchange transaction, with a minimum amount of monthly income of $ 7,200 (two minimum, living and mobile wages) and a monthly cap of US$ 2.000. The purchase amount that individuals can access this concept can be found through the “Exchange Operations Consultation Program", available on the corporate website of the AFIP.

Additionally, on July 10, 2014, by means of Communication "A" 5604 the Argentine Central Bank amended Communication "A" 5526 (which regulates access to MULC by residents for the purchase of foreign currency for their application to specific destinations in local assets) establishing the possibility that local governments and/or residents of the nonfinancial private sector issue new bonds and other debt securities with a public offering, can access the MULC simultaneously to the liquidation of the funds they receive for these emissions, to purchase foreign currency notes, for up to 90 % of the amount liquidated in the MULC. To do this, they must meet the other requirements in the Communication "A" 5604 and allocate foreign currency acquired for determined purposes. On October 9, 2014, such possibility was extended to the funds received from external financial loans and direct investments in accordance with Communication “A”·5643.

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

Beginning in February 2002, the payment of dividends, irrespective of amount, outside Argentina required prior authorization from the Argentine Central Bank. On January 7, 2003, the Argentine Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. In spite of the lack of restriction to access the MULC in order to transfer those profits, there might be delays to exchange them for US Dollars or any other currency and the consequent transfer of the earnings to the shareholders.

In the future, government or the Argentine Central Bank could impose new restrictions to the payment of dividends abroad or impose additional requirements. Any restrictions on transferring funds abroad imposed to us by the government could undermine the ability to receive dividend payments to our holders of our GDSs.

Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are beyond our control. We cannot assure you that property values will increase or that they will not be reduced. Many of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina could materially affect our business.

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

Moreover, several European Union members have been obliged to reduce their public expenditures due to their high indebtedness rates, which had a negative impact on the economy of the Euro zone.

The situation of global economics on Argentina could imply in a reduction in the exports and foreign direct investment, and a decline in the national tax revenues and the inability to access to the international capital markets, which could adversely affect our business and results of our operations.

If prices for Argentina’s main commodity exports decline, such decline could have an adverse effect on Argentina’s economic growth and on our business.

Argentina’s economy has historically relied on the export of commodities, the prices of which have been volatile in the past and largely outside its control. Argentina’s recovery from the financial crisis in 2001 and 2002 has depended to a significant extent on the rise in commodity prices, particularly prices of its main commodity exports, such as soybeans. High commodity prices have contributed significantly to government revenues from taxes on exports. Fluctuations in prices for commodities exported by Argentina and a significant increase in the value of the Peso (in real terms) may reduce Argentina’s competitiveness and significantly affect the country’s exports. During 2014, global commodity prices have presented a significant drop. A decrease in exports could affect Argentina’s economy, have a material adverse effect on public finances due to a loss of tax revenues, cause an imbalance in the country’s exchange market which, in turn, could lead to increased volatility with respect to the exchange rate. In addition, and more importantly in the short term, a significant appreciation of the Peso could materially reduce the Argentine government’s revenues in real terms and affect its ability to make payments on its debt obligations, as these revenues are heavily derived from export taxes (withholdings). This could worsen the financial condition of the Argentine public sector, which could adversely affect the Argentine economy, as well as our financial condition and operating results.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of prolonged recession, and the forced conversion into Pesos and subsequent freeze of gas and electricity tariffs in Argentina, there has been a lack of investment in gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase. In particular, Argentina has been importing gas in order to compensate the shortage in local production. In order to pay for those importations, the Argentine government has frequently used the Argentine Central bank reserves due to absence of incoming currencies from investment. If the government is unable to pay for the gas importation in order to produce electricity, business and industries may be affected.

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

As a first step of these measures, subsidies on energy tariffs were withdrawn to industries and high income consumers. Additionally, since 2011, a series of rate increases and the reduction of subsidies mainly amongst industries and high-income consumers occurred. As a result, energy costs raised significantly, which could affect substantially and adversely the Argentine economy, as well as business operations and results of our transactions.

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

Our economic performance and the value of our real estate assets, and consequently the value of the securities issued by us, are subject to the risk that if our properties do not generate sufficient revenues to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay our debt obligations will be adversely affected. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

•	downturns in the national, regional and local economic climate;

•	volatility and decline in discretionary spending;

•	changes in trends in consumption;

•	competition from other shopping centers and office, industrial and commercial buildings;

•	local real estate market conditions, such as oversupply or reduction in demand for office, or other commercial or industrial space;

•	decreases in consumption levels;

•	changes in interest rates and availability of financing;

•	the exercise by our tenants of their legal right to early termination of their leases;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance expense, salary increases, utilities, real estate taxes, state and local taxes and heightened security costs;

•	civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

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

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	the unavailability of favorable financing alternatives in the market;

•	sale prices for residential units may be insufficient to cover development costs;

•	construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs;

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

Our real estate and construction activities are highly concentrated in the metropolitan area of the City of Buenos Aires, where the real estate market is highly competitive due to the scarcity of properties in sought-after locations and the increasing number of local and international competitors.

Furthermore, the real estate industry in Argentina is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business in Argentina, further increasing this competition. To the extent that one or more of our competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected. If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

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

We have acquired, and intend to acquire, properties, including large properties (such as the acquisition of Edificio República, Abasto de Buenos Aires, La Ribera Shopping Center, Soleil Premium Outlet or Alto Palermo Shopping, among others) that would increase our size and potentially alter our capital structure. The success of our past and future acquisitions is subject to a number of uncertainties, including the risk that:

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

Demand for our premium properties may not be sufficient.

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

It may be difficult to buy and sell real estate quickly and transfer restrictions apply to part of our portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit our ability to vary our portfolio in response to changes in the economy or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a decrease in income from an investment. If income from a property declines while the related expenses do not decline, our business would be adversely affected. Some of our properties are mortgaged to secure our indebtedness payments, and if we are unable to meet our mortgage payments, we could lose money as a result of foreclosure on such mortgages and even lose such property. In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, we may not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business. In the type of transactions, we may also agree, subject to certain exceptions, not to sell the acquired properties for significant periods of time.

An adverse economic environment for real estate companies and the credit crisis may adversely impact our results of operations and business prospects.

The success of our business and profitability of our operations depend on the continuous investment in the real estate markets and access to capital and debt financing. A long term crisis in real estate investments and lack of available credit for acquisitions would be likely to constrain our business growth. As part of our business goals, we intend to increase our properties portfolio with strategic acquisitions of core properties and projects at advantageous prices, in which we believe we can bring our expertise to enhance the property values. In order to pursue acquisitions, we may need access to equity capital and/or debt financing. Recent disruptions in the financial markets, including the bankruptcy and restructuring of financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be tempered by decreasing property values. Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets presents in the future, there can be no assurances that government responses to the disruptions in the financial markets will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2014, our consolidated financial debt was Ps. 4,493 million (including short-term and long-term debt, accrued interest and deferred financing costs).

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

•
properties we acquire may fail to achieve the occupancy or rental levels in the timeframe we project at the time of their acquisition we make the decision to acquire, which may result in the properties’ failure to achieve the returns we projected;

•
our pre-acquisition evaluation on the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase our total acquisition costs; and

•
our investigation of a property or building prior to its acquisition, and any representations we may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

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

Our growth strategy is focused on the redevelopment of properties we already own and the acquisition and development of new properties. As a result, we are likely to depend to an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms to us. We cannot guarantee that additional financing, refinancing or other capital will be available in the amounts we desire or favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on the outcome of these factors, we could experience delay or difficulty in implementing our growth strategy on satisfactory terms, or be unable to implement this strategy.

Serious illnesses and pandemics, such as the 2009 outbreak of Influenza A H1N1 virus, also known as the “swine flu”, have in the past adversely affected consumer and tourist activity, may do so in the future and may adversely affect our results of operations.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments’ enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. In addition, as of the date of this annual report, a remote but possible outbreak of ebola may endanger our activities if such outbreak actually occurs and the government decides to take measures to limit interaction between large concentrations of people. We cannot assure you that a new outbreak or health hazard will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses.

We are subject to risks inherent to the operation of office buildings that may affect our profitability.

Office buildings are subject to various factors that affect their development, administration and profitability. The profitiablity of our office buildings may be affected by:

•	a decrease in demand for office space;

•	a deterioration in the financial condition of our tenants, may result in defaults under leases due to bankruptcy, lack of liquidity or for other reasons;

•	difficulties or delays renewing leases or re-leasing space;

•	decreases in rents as a result of oversupply, particularly of newer buildings;

•	competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants; and

•	maintenance, repair and renovation costs incurred to maintain the competitiveness of our office buildings.

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

•
changes in tourism and travel trends, including seasonal changes and chanes due to pandemic outbreaks, such as the A H1N1 virus, a potential ebola outbreak, among others, or weather phenomenoms or other natural events, such as the eruption of the Puyehué volcano in June 2011;

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

Most of our real estate assets are concentrated in the metropolitan area of Buenos Aires.

Our principal properties are located in the City of Buenos Aires and the Province of Buenos Aires and a substantial portion of our revenues are derived from such properties. For the fiscal years ended June 30, 2013 and 2014, approximately 83% and 84% of our consolidated revenues were derived from properties located in the Buenos Aires metropolitan area including the City of Buenos Aires. Although we own properties and may acquire or develop additional properties outside Buenos Aires, we expect continued dependence to a large extent on economic conditions affecting those areas, and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations.

We face risks associated with the expansion to other Latin American markets.

From 1994 to 2002, we had substantial investments outside Argentina, including Brazil Realty, which was sold in 2002, and Fondo de Valores Inmobiliarios in Venezuela, which was sold in 2001.

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

On July 2, 2008, we acquired 30% interest in Metropolitan 885 LLC (“Metropolitan”), a limited liability company organized under the laws of Delaware, United States of America. During fiscal year 2011, as a result of certain negotiations, an agreement was reached to restructure Metropolitan’s debt; After the consummation of the aforementioned restructuring, we indirectly hold 49% of New Lipstick LLC (“New Lipstick”), a holding company which is the owner of Metropolitan. Metropolitan’s main asset is the Lipstick Building, a 34-story building located on Third Avenue between 53 and 54 streets in Manhattan, New York. Metropolitan has incurred in a secured loan in connection with the Lipstick Building. For more information about Metropolitan, please see “Item 5. Operating and Financial Review and Prospects”.

In March 2012, through our subsidiary Real Estate Strategies, L.P. (“RES”), we acquired 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. (“Supertel”) in an aggregate amount of US$ 30,000,000, a REIT focused in middle-class and long-stay hotels in 20 states in the United States of America.

During 2008 – 2009, the U.S. markets experienced extreme dislocations and a severe contraction in available liquidity globally as important segments of the credit markets were frozen. Global financial markets have been disrupted by, among other things, volatility in securities prices, rating downgrades and declining valuations, and this disruption has been acute in real estate and related markets. This disruption lead to a decline in business and consumer confidence and increased unemployment and precipitated an economic recession around the globe. As a consequence, owners and operators of commercial real estate, including hotels and resorts, and commercial real estate properties such as offices, experienced dramatic declines in property values and may continue to experience declines in business and real estate values in the U.S. or elsewhere. We are unable to predict if disruptions in the global financial markets will occur in the future and the effects they may have on our business, financial condition and results of operations.

We face risks associated with our recent investment in Israel

On May 7, 2014, we, acting indirectly through Dolphin Netherlands B.V. (“Dolphin Netherlands”), subsidiary of Dolphin Fund Limited (“DFL”), an investment fund incorporated under the laws of the Island of Bermuda, acquired, jointly with C.A.A. Extra Holdings Limited, a non-related company incorporated under the laws of the State of Israel controlled by Mordechay Ben Moshé (“ETH”), 106.6 million common shares in IDB Development Corporation Ltd. (“IDBD”) representing in the aggregate 53.33% of IDBD’s issued and outstanding capital stock, pursuant to  an arrangement (approved by the competent court) of IDBD’s holding company, IDB Holdings Corporation Ltd. with its creditors (the “IDBD Investment”). Under the terms of the shareholders´ agreement between DFL and E.T.H. M.B.M. Extra Holdings Ltd., a controlled company of Mordechay Ben Moshé, to which Dolphin Netherlands and ETH acceded, Dolphin Netherlands and certain other third party investors acquired a 50% interest in half of the shares representing 53.33% of IDBD and ETH acquired the half of such shares. The aggregate amount initially invested by Dolphin Netherland and ETH was NIS 950 million, equivalent to approximately US$272 million at the exchange rate prevailing on that date. As of June 30, 2014, our aggregate indirect interest in IDBD represented 23% of its issued and outstanding capital stock.

The terms of the arrangement (approved by the competent court) include further obligations to be performed by Dolphin Netherlands , including additional contributions in future rights offerings of IDBD and the launching of certain tenders offers to acquire additional shares of IDBD in the market prior to 2015 and 2016 at a fixed price as set forth in the arrangement (approved by the competent court). In connection therewith, we are subject to the fluctuation of the market value of the IDBD’s shares traded in the Tel Aviv Stock Exchange prevailing on the date of the launching of each tender offer.  In addition, as security for the performance of the obligation to launch the required tender offers, Dolphin Netherlands have pledged a significant portion of their shares of IDBD in favor of its creditors. If Dolphin Netherlands does not perform its obligations, their pledged shares may be foreclosed upon and therefore we may lose a significant portion of our investment in IDBD.

Following the closing of our initial investment in IDBD in May 2014,Dolphin Netherlands B.V. increased its interest in IDBD through the participation in the rights issuance  published by IDBD in June 2014 and purchases of shares in market transactions. For more information of this transaction please see Item 4 – Information on the Company – A. History and Development of the Company – “Investment of IDB Development Corporation Ltd.”.

IDBD is one of the largest business groups in Israel. Particularly, due to the limited size of the Israeli market and due to the high level of regulation, IDBD and its group of companies may be limited to expand its business in the future, to form joint ventures and strategic alliances. In addition, pursuant to the regulatory framework IDBD may be obliged to sell, transfer or dispose any of its assets. Furthermore, IDBD is a holding corporation. Changes in the prices of the securities of IDBD’s subsidiaries and of companies held by them can affect, directly or indirectly, the business results, shareholders' equity, cash flows, the value of IDBD and/or the equity value; they can also have an impact on the possibilities and terms of realization of these assets, on the ability to distribute dividends, on the availability of credit and financing and the terms thereof. IDBD is indirectly exposed and mainly through its major investments and their investee companies, to changes in the prices of raw materials, the prices of securities, other prices and other economic indices, which may have a material impact on the assets and liabilities of the companies, including the liabilities of the companies to vendors, customer debts to the companies, the value of inventories held by the companies and of other assets and liabilities.

In addition, there are several risks associated with IDBD´s (including its subsidiaries) operations in Israel.

Conditions in Israel may limit the ability of IDBD to develop and sell products, which could result in a decrease of revenues.

IDBD´s corporate headquarters and a substantial business are located in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as incidents of terror activities and other hostilities. Political, economic and security conditions in Israel could directly affect IDBD´s operations. IDBD could be adversely affected by hostilities involving Israel, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel. Any on-going or future armed conflicts, terrorist activities, tension along the Israeli borders or political instability in the region could disrupt international trading activities in Israel and may materially and negatively affect IDBD´s business and could harm the results of its operations.

Certain countries, as well as certain companies and organizations, continue to participate or may decide to participate in a boycott of Israeli companies, companies with large Israeli operations and others doing business with Israel and Israeli companies. The boycott, restrictive laws, policies or practices directed towards Israel, Israeli businesses or Israeli citizens could, individually or in the aggregate, have a material adverse effect on IDBD´s business in the future.

The rights and responsibilities of IDBD´s shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

IDBD is incorporated under Israeli law. The rights and responsibilities of holders of the ordinary shares of IDBD are governed by IDBD´s articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ general meeting’s approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. The Israeli Companies Law does not establish criteria for determining whether or not a shareholder has acted in good faith.

 If the bankruptcy of Inversora Dársena Norte S.A. is extended to our subsidiary Puerto Retiro, we will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

On November 18, 1997, in connection with the acquisition of our subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), we indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar purchased such common shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, we, through Inversora Bolívar, increased our interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”). Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of the real property it had purchased in 1993 from Tandanor S.A. (“Tandanor”). Puerto Retiro appealed to the restraining order which was confirmed by the court on December 14, 2000.

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

The time for producing evidence in relation to these legal proceeding has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the above mentioned criminal procedure that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution is not final because it was appealed. We cannot give you any assurance that we will prevail in this proceeding.

Property ownership through joint ventures or minority participation may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, in our Shopping Center segment, as of June 30, 2014, we owned approximately 95.7% of Alto Palermo. Through our subsidiary Alto Palermo S.A. (“Alto Palermo” or “APSA”), we own 80% of Panamerican Mall S.A. (“Pamsa”), while another 20% is owned by Centro Comercial Panamericano S.A and 50% of Quality Invest S.A. (“Quality Invest”). In our Development and Sale of Properties segment, we have ownership of 50% in Puerto Retiro and 50% in Cyrsa S.A. (“Cyrsa”). In our Hotel segment, we own 50% of the Llao Llao Hotel, while the other 50% is owned by the Sutton Group. We own 80% of the Hotel Libertador, Hoteles Sheraton de Argentina S.A. owns 20%. We own 76.34% of Hotel Intercontinental. In the Financial Operations and others segment, we own approximately 29.77% of Banco Hipotecario S.A. (“Banco Hipotecario”), while the Argentine government has a controlling interest. We also hold voting rights with respect to a 34% interest in Supertel and an indirect interest in IDBD of 23%.

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

If one or more of the investors in any of our jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on our financial performance. Should a joint venture partner declare bankruptcy, we could be liable for our partner’s common share of joint venture liabilities.

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

Our success depends on the continued employment of Mr. Eduardo S. Elsztain, our Chief Executive Officer and Chairman of the Board of Directors, and certain members of our board of directors and senior management, who have significant expertise and knowledge of our business and industry. The loss of or interruption in his services for any reason could have a material adverse effect on our business. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel. A failure to hire or retain qualified personnel may have a material adverse effect on our financial condition and results of operations.

We may face potential conflicts of interest relating to our principal shareholders.

Our largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through Cresud S.A.C.I.F.y A. (“Cresud”). As of June 30, 2014, such beneficial ownership consisted of: (i) 378,742,216 common shares held by Cresud, (ii) 2,780,930 common shares held by Inversiones Financieras del Sur S.A., and (iii) 900 common shares held directly by Mr. Elsztain.

Conflicts of interest between our management, Cresud and our affiliates may arise in the performance of our business activities. As of June 30, 2014, Mr. Elsztain also beneficially owned (i) approximately 39.33% (on a fully diluted basis) of Cresud’s common shares and (ii) approximately 95.7% of the common shares of our subsidiary Alto Palermo. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Due to the currency mismatches between our assets and liabilities, we have significant currency exposure.

As of June 30, 2014, the majority of our liabilities, such as our 8.5% and 11.5% notes due 2017 and 2020 respectively, and Alto Palermo’s Series I Notes are denominated in U.S. Dollars, while a significant portion of our revenues and assets as of June 30, 2014, are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the Dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

The shift of consumers to purchasing goods over internet may negatively affect sales in our shopping centers.

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

Risks Related to our Investment in Banco Hipotecario

As of June 30, 2014, we owned approximately 29.77% of the outstanding capital stock of Banco Hipotecario, which represented 12.35% of our consolidated assets as of such date. Substantially all of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina.

These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

Risks Relating to the Argentine Financial System

The short term structure of the deposit base of the Argentine financial system could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

After the 2001 crisis, the volume of financial activity regarding deposits and loans was severely reduced. Between 2003 and 2007, a gradual and increasing recovery of deposits levels took place. But because of the global financial crisis, these levels were reduced during 2008 and further improved during the last semester of 2009, until the present date.

The argentine financial system growth strongly depends on the deposits levels, due to the small size of its capital markets and the absence of foreign financings during the last years. In the medium term, the growth of credit could depend on the growth of the deposits levels. During the last three years (2011-2013) credit was able to grow at a higher rate than deposits, by consuming the liquidity excesses of financial institutions. This scenario seems no longer possible; therefore from now on, credits growth will depend on deposits levels. This adjustment is currently taking place with an interest rate increase.

The liquidity of the argentine financial system at the present date is reasonable, due to the high level of mandatory deposits reserves of argentine financial entities. Notwithstanding that, because most deposits are short term deposits, a substantial part of the credits must have the same maturity, and there is a small proportion of long term credit lines, such as mortgages. Moreover, the restrictions on the purchase of foreign currency naturally reduce the volatility of the local currency deposits.

Although at the present date liquidity levels are reasonable, no assurance can be given that this levels will not be reduced due to a future negative economic scenario. Therefore, there is still a risk of low liquidity levels that could increase funding cost in the event of a withdrawal of significant portions of the deposit base of the financial system, and limit the long-term expansion of financial intermediation.

 The instability of the regulatory framework, in particular the regulatory framework affecting financial entities, could have a material adverse effect in financial entities activities, such as Banco Hipotecario.

Since the beginning of Cristina Kirchner’s second term as President, a series of new regulations have been issued, mainly regulating the foreign exchange market and new capital requirements for financial institutions. In this regard, Communications “A” 5272 and 5273 of the Argentine Central Bank, dated February 1, 2012, increased the capital requirements for financial institutions carrying out activities in Argentina. These Communications require certain minimum capital levels in order to support operational risks and the distribution of dividends, and an additional capital buffer equivalent to 75% of the total capital requirements. The Argentine Central Bank has stated that these new requirements are based on the credit risk measure required by Basel II.

Moreover, a new law was approved by the Congress introducing amendments to the Argentine Central Bank ´s charter. The principal issues addressed by this bill are the use of Argentine Central Bank’s reserves for the cancellation of public debt together with the implementation of polices by the Argentine Central Bank in order to interfere in the fixing of interest rates, and terms of loans to financial institutions.

The Argentine Central Bank issued two Communications, “A” 5319 and “A” 5380 dated July 5, 2012 and December 21, 2012 respectively, and Communication “A” 5516 dated December 27, 2013, whereby it is mandatory for banks to grant credit lines for productive purposes.

On October 1, 2013 Argentine Central Bank issued Communication “A” 5460, as amended, granting a broad protection to consumers of financial services including among other aspects, the regulations of fees and commissions charged by financial institutions for services provided. Therefore, fees and charges must represent a real, direct and demonstrable cost and should have technical and economic justification. Moreover, Communication “A” 5514 issued an exception for the enforcement of Communication “A” 5460, for certain credit agreements which have pledges as collateral and are issued before September 30, 2019.

On February 4, 2014 Argentine Central Bank issued Communication “A” 5536 limiting foreign currency positions of financial entities at a 30% of the adjusted stockholder’s equity of each entity. On August 4, 2014 the Argentine Central Bank issued Communication “A” 5611 and decreased such limit to 15%.

During June 2014, the Argentine Central Bank issued new regulations regarding the interest rate of loans given by financial entities. Such rates, according to Communication “A” 5590 and its current amendments, shall not exceed the result that arises from the internal rate of return of Treasury Securities (“LEBAC”) with a 90 days maturity multiply for factor set between 1,25 and 2 depending on the particular kind of loan involved and the type of financial institution. These yearly rates usually will be set between 33% and 54%, as a consequence. So, as there is a cap on the rate that banks can charge on their clients, their profit margin might be affected. In order to compensate that, others areas of the financial system might get their rates increased. As a result, the whole financial system might suffer consequences.

The absence of a stable regulatory framework could result in significant limits to the financial institutions’ decisions, such as Banco Hipotecario, regarding asset allocation, which could cause uncertainty with respect to the future financial activities and result of operations.

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

Summary actions for collection as a means of enforcing creditors’ rights in Argentina may be limited.

In order to protect the debtors affected by the 2001 economic crisis, starting in 2002 the Argentine government adopted measures that suspended proceedings to enforce creditors’ rights (mortgage foreclosures and bankruptcy petitions) in the event of defaults by debtors.

Although as of the date of this Annual Report, those measures were no longer in force, the Banco Hipotecario may not assure you that they will not be reinstated in the future, or that the government will not take other measures that limit creditors’ rights. Any such measures could have a material adverse effect on the enforceability of creditor’s rights.

Consumer protection laws may limit the enforceability of certain of Banco Hipotecario’s rights.

Argentine Consumer Protection Law No. 24,240, as supplemented or amended (the “Consumer Protection Law”) establishes a number of rules and principles for the defense of consumers’ interests. The Consumer Protection Law does not contain specific provisions for its enforcement in relation to financial activities, but it does contain general provisions that might be used as grounds to uphold such enforcement, as it has been previously interpreted in various legal precedents.

Banco Hipotecario may not assure you that the judgments passed by the courts and/or the resolutions handed down by administrative authorities in connection with the measures adopted by Argentina’s Secretary of Home Trade and other competent authorities will not increase in the future the degree of protection afforded their debtors and other clients or that they will not favor the claims filed by groups or associations of consumers. This could affect the ability of financial institutions, including the Bank’s, to freely collect charges, commissions or fees for their services and/or products as well as their amounts, and consequently affect their business and the results of their operations.

Since 2013, the Argentine Central Bank has issued certain regulations in order to protect users of services grantes by financial institutions, such as Banco Hipotecario. For more information see “ The instability of the regulatory framework, in particular the regulatory framework affecting financial entities, could have a material adverse effect in financial entities activities, such as Banco Hipotecario”.

Class actions against financial institutions for unliquidated amounts may adversely affect the financial system’s profitability.

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

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Argentine Central Bank and other regulatory authorities. The Argentine Central Bank may penalize Banco Hipotecario in the event that it breaches any applicable regulation. Similarly, the CNV, which authorizes securities offerings and regulates the public markets in Argentina, has the authority to impose sanctions on the Banco Hipotecario and its board of directors for breaches of corporate governance. The Financial Information Unit (“UIF”) regulates matters relating to the prevention of asset laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

The Banco Hipotecario may not assure you that none of such regulatory authorities will commence proceedings against the Bank, its shareholders or directors nor penalize Banco Hipotecario. This notwithstanding, in addition to “Know Your Client”, Banco Hipotecario has implemented other policies and procedures to comply with its duties under currently applicable rules and regulations.

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

Risks Relating to Banco Hipotecario’s Business

The quality of Banco Hipotecario’s loan portfolio could be impaired if the Argentine private sector continues to be affected in the event of a decrease in the level of activity .

Banco Hipotecario’s loan portfolio is concentrated on recession-sensitive segments and it is to a large extent dependent upon local and international economic conditions. This in turn might affect the creditworthiness of Banco Hipotecario's loan portfolio and its results of operations.

Increased competition and M&A activities in the banking industry may adversely affect Banco Hipotecario.

Banco Hipotecario foresees increased competition in the banking sector. Additionally, if the trend towards decreasing spreads is not offset by the increase in lending volumes, the ensuing losses could lead to mergers in the industry. These mergers could lead to the establishment of larger, stronger banks with more resources than Banco Hipotecario. Therefore, although the demand for financial products and services in these markets continues to grow, competition may adversely affect Banco Hipotecario’s results of operations, shrinking spreads and commissions.

Reduced spreads without corresponding increases in lending volumes could adversely affect Banco Hipotecario’s profitability.

In recent years, the Argentine financial system has seen a reduction in the spreads between the interest rates accrued on assets and liabilities as a result of increased competition in the banking sector, the Argentine Government’s tightening of the monetary policy in response to inflation concerns and certain regulations limiting interest rates, which may continue in the near future. Although there has been a reversal in this trend, Banco Hipotecario may not assure you that the interest rate spreads will continue to rise. However, if spreads continue to decrease, Banco Hipotecario’s profitability may be adversely affected. We cannot assure that any changes in the regulations and the policies will not adversely affect financial institutions in Argentina, including Banco Hipotecario, its business, financial condition, and the results of its operations.

Differences in the accounting standards between Argentina and certain countries with developed capital markets, such as the United States, may make it difficult to compare Banco Hipotecario’s financial statements and those prepared by companies from these other countries.

Publicly available information about Banco Hipotecario in Argentina is presented differently from the information available for registered public companies in certain countries with highly developed capital markets, such as the United States. Except as otherwise described herein, Banco Hipotecario prepares its financial statements in accordance with Argentine Central Bank GAAP, which differ in certain significant respects from Argentine GAAP and from U.S. GAAP.

The effects of the legislation that restricts Banco Hipotecario’s ability to pursue mortgage foreclosure proceedings could adversely affect the Bank.

As is also the case with other mortgagees, the ability to pursue foreclosure proceedings through completion in order to recover on its defaulted mortgage loans has an impact on the Bank’s activities. On December 13, 2006 and pursuant to Law No. 26,177, the “Restructuring Unit Law” was created to allow all the mortgage loans to be restructured between debtors and former Banco Hipotecario Nacional in so far as they had been granted previous to the entry into force of the Convertibility Law.

Law No. 26,313, the “Pre-convertibility Mortgage Loans Restructuring Law” was enacted by the Argentine Congress on November 21, 2007 and partially signed into law on December 6, 2007 to lay down the procedure to be followed in restructuring the mortgage loans within the scope of Section 23 of the Mortgage Refinancing System Law in accordance with the guidelines established by the Restructuring Unit Law. To this end, a new recalculation was established for certain mortgage loans originated by the former Banco Hipotecario Nacional before April 1, 1991.

Executive Branch Decree No. 2107/08 issued on December 19, 2008 regulated the Pre-convertibility Mortgage Loans Restructuring Law and established that the recalculation of the debt applies to the individual mortgage loans from global operations in force at December 31, 2008 and agreed upon previous to April 1, 1991, and in arrears at least since November 2007 and remaining in arrears at December 31, 2008. In turn, Executive Branch Decree No. 1366/10, published on September 21, 2010, expanded the universe of Pre-convertibility loans subject to restructuring to include the individual mortgage loans not originating in global operations in so far as they met the other requirements imposed by Executive Branch Decree No. 2107/08. In addition, Law No. 26,313 and its regulatory decrees also condoned the debts on mortgage loans granted before the Convertibility Law in so far as they had been granted to deal with emergency situations and in so far as they met the arrears requirement imposed on the loans subject to recalculation.

Subject to the Argentine Central Bank’s supervision, Banco Hipotecario has implemented the recalculation of mortgage loans within the scope of the above-discussed rules by adjusting the value of the new installments to a maximum amount not in excess of 20% of the household income. In this respect, Banco Hipotecario estimates that it has sufficient loan loss provisions to face any adverse economic impact on the portfolio involved.

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

The Argentine Government might prevail at Banco Hipotecario’s General Shareholders’ Meetings.

By virtue of Law No. 23,696 (the “Privatization Law”) there are no restrictions on the Argentine Government’s ability to dispose of its Class A shares and all those shares minus one could be sold to third parties through public offering. Banco Hipotecario’s By-laws set forth that if at any time Class A shares were to represent less than 42% of Banco Hipotecario’s shares with right to vote, Class D shares automatically lose their triple vote right, which could result in the principal shareholders losing control of Banco Hipotecario. Should any such situation materialize and should the Argentine Government retain a sufficient number of Class A shares, the Argentine Government could prevail in Shareholders’ Meetings (except for some decisions that call for qualified majorities) and could thus exert actual control on the decisions that must be submitted to consideration by the Shareholders’ Meeting.

Banco Hipotecario may consider in the future new business opportunities which could turn out to be unsuccessful.

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
• Challenges associated to keeping the target’s customers;
• Unforeseen liabilities or contingencies associated to the targets; and
• The likelihood of management having to take time and attention out of the business’s day-to-day to focus on the integration activities and the resolution of associated problems.

Risks Related to the Global Depositary Shares and the Common Shares.

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

The GDSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. Cresud, which as of June 30, 2014, owned approximately 65.45% of our common shares (or approximately 378,742,216 common shares which may be exchanged for an aggregate of 37,874,221 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and GDSs.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Exchange than publicly available information about domestic issuers of listed securities in the United States and certain other countries. In addition, all listed Argentine companies must prepare their financial statements in accordance with regulations of the CNV and IFRS, as issued by the IASB, except for financial institutions and insurance companies which must comply with the accounting standards issued by Argentine Central Bank and the National Insurance Superintendence, respectively, which differ in certain significant respects from U.S. GAAP.  For example, we are exempted from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempted from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  For this and other reasons, the presentation of Argentine financial statements and reported earnings may differ from that of companies in other countries in this and other respects.

We recently identified a material weakness in our internal controls over financial reporting related to the accounting for derivative financial instruments derived from non-routine, complex contractual provisions in one of our subsidiaries.

Our management recently concluded that our disclosure controls and procedures as of the end of the period covered by this annual report were not effective, because management identified a material weakness in our internal control over financial reporting related to the accounting for derivative financial instruments derived from non-routine, complex contractual provisions in one of our subsidiaries. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. See Item 15. Controls and Procedures -- A. Disclosure Controls and Procedures.

Any failure to implement and maintain improvements in the controls over our financial reporting, or difficulties encountered in the implementation of such improvements, could result in a material misstatement in our annual or interim financial statements that would not be prevented or detected, and/or cause us to fail to meet our reporting obligations under applicable securities laws and could also cause investors to lose confidence in our reported financial information, which could have an adverse impact on the trading price of our shares or the ADSs.

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

Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”), for United States federal income tax purposes for the taxable year ending June 30, 2014, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.If we become a PFIC, U.S. Holders (as defined in “Taxation—United States Taxation”) of our common shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or GDSs at a gain, as well as reporting requirements. Please see ‘‘Taxation—United States Taxation’’ for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and GDSs at a potential disadvantage.

The protections afforded to minority shareholders in Argentina are different and more limited than those in the United States and may be more difficult to enforce.

Under Argentine law, the protections afforded to minority shareholders are different and much more limited than, those in the United States and some other Latin American countries. For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Argentine law than under U.S. law as a result of Argentina’s short history with these types of claims and few successful cases. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

 Holders of common shares may determine to not pay any dividends.

In accordance with Argentine corporate law we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our audited financial statements prepared in accordance with IFRS. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

Our ability to pay dividends is limited by law, by our by-laws and by certain restrictive covenants in our debt instruments.

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our audited financial statements. Our ability to generate retained earnings is subject to the results of our operations. During 2014 inflation has accelerated mainly due to the devaluation process carried out by the Argentine Central Bank. The uncertainty surrounding future inflation may affect our results and as a result our ability to pay dividends. If the Peso continues to devaluate significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences on our business and as a result on the results of our operations and our ability to pay dividends.

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

A. History and Development of the Company

General Information

Our legal and commercial name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943 under Argentine law as a stock corporation (Sociedad Anónima), and we were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on June 23, 1943 under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043. Our common shares are listed and traded in the BASE and our Global Depositary Shares representing our common shares are listed in the New York Stock Exchange (“NYSE”). Our principal executive offices are located at Bolivar 108 1 floor, Buenos Aires (C1066AAD), Argentina. Our headquarters are located at Moreno 877, (C1091AAQ), City of Buenos Aires, Argentina. Our telephone is +54 (11) 4323-7400. Information contained in or accessible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites. Our Depositary Agent for the Global Depositary Shares in the United States is The Bank of New York whose address is P.O. Box 358516 Pittsburgh, PA 15252-8516, and whose telephones are + 1-888-BNY-ADR for U. S. calls and + 1 - 201-680-6825 for calls outside U.S.

History

We have been actively engaged in a range of diversified real estate activities in Argentina since 1991. After our global public offering in 1994, we launched our real estate activities in the office rental market by acquiring three office towers located in prime office zones of Buenos Aires: Libertador 498, Maipú 1300 and Madero 1020.

Since 1996, through our subsidiary Alto Palermo, we have expanded our real estate activities in the shopping center segment through the acquisition of controlling interests in thirteen shopping centers: Paseo Alcorta, Alto Palermo Shopping, Buenos Aires Design, Alto Avellaneda, Alto Noa, Abasto Shopping, Patio Bullrich, Mendoza Plaza Shopping, Alto Rosario, Córdoba Shopping Villa Cabrera, Soleil Premium Outlet, La Ribera Shopping and Dot Baires. During the same period, we have also expanded our operations into the residential real estate market through the development and construction of multi-tower apartment complexes in the City of Buenos Aires and through the development of private residential communities in the greater Buenos Aires metropolitan area.

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel near Bariloche and the InterContinental Hotel in the City of Buenos Aires. In 1998, we also acquired the Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest to an affiliate of Sheraton Hotels.

In 1999, we acquired 2.9% of Banco Hipotecario for Ps.30.2 million in connection with its privatization. Over the years, we have gradually increased our interest in Banco Hipotecario. During fiscal year 2002, we increased our equity interest to 5.7% and during 2003 and 2004, we increased our investment to 11.8%. Since 2008, we have acquired additional common shares increasing our interest to 29.77% as of the date of this annual report.

In 2005 we increased our interest in Mendoza Plaza Shopping S.A. (“Mendoza Plaza”) from 68.8% to 85.4% through our subsidiary Alto Palermo (currently we hold 100%). Also, in such year, we opened Alto Rosario Shopping. Attractive prospects in our Office business led us to make an important investment in this segment by acquiring Bouchard 710 building in fiscal year 2005, covering 15,014 square meters of rentable premium space.

In December 2006, we started the operation of Córdoba Shopping, a shopping center located in the neighborhood of Villa Cabrera in the City of Córdoba, Province of Córdoba.

During 2007, we consummated several significant acquisitions in the shopping center and office building segments. In 2007, we purchased Edificio Bouchard Plaza, also known as Edificio La Nación, a 23 floor AAA office building with a total leasable area of 33,324 square meters, located in the downtown of the City of Buenos Aires. In the last 7 years we sold 32,314 square meters ending up with a total leasable area of 1.010 square meters, including the executed sale of 5 floors after June 30, 2014. For more information please see “Recent Developments”.

In 2007, we also purchased Edificio Dock del Plata which has a gross leasable area of 7,921 square meters located in the exclusive area of Puerto Madero, in the City of Buenos Aires. As of June 30, 2014 this property has been completely sold.

In 2007, we acquired a 50% interest in an office building with 31,670 square meters of gross leasable area, known as the BankBoston Tower, for total consideration of US$54 million including all existing leases. This modern property is located at 265 Carlos María Della Paolera in the City of Buenos Aires and was designed by the recognized architect Cesar Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur among others).

In December, 2007, INC S.A. (“INCSA”) and us, executed a letter of intent to acquire, build and manage a shopping center in a plot of land owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was contingent upon the acquisition of the Soleil Factory shopping center. Upon completion of the acquisition of the Soleil Premium Outlet on July 1, 2010, as described below, we were obligated to commence the construction works on the site on May 2, 2011. However, INCSA will comply with certain obligations prior to the commencement of said works, such as (i) delivery of the title deed of the plot and (ii) INCSA was obligated to transfer the rights and permits on the architectural project to us.

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

In April 2008, we acquired a building known as “República Building”, in the City of Buenos Aires. This property, designed by the architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur among others) is a premium office building in downtown Buenos Aires and adds approximately 19,533 gross leasable square meters to our portfolio. We paid US$70.2 million for this property, partially financed by a US$33.6 million mortgage loan, which was cancelled.

In June 2008, Alto Palermo acquired a plot of land situated at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires close to our shopping center known as “Shopping Alto Palermo”. The transaction was executed for a total price of US$17.8 million.

In July 2008, we acquired for US$22.6 million a 30% equity interest in Metropolitan. Metropolitan’s principal asset is a 34 story office building known as the Lipstick Building located in New York City at Third Avenue between 53 and 54 streets. Metropolitan has incurred mortgage debt in connection with the Lipstick Building. This office building has approximately 59,000 square meters of gross leasable area. At the same time, we acquired the right to sell back 50% of the interest acquired until the third anniversary of this investment at a price equal to 50% of the price we paid for the total investment plus interest at 4.5% per annum, and a right of first offer with respect to 60% of the 5% interest currently held by one of the shareholders of Metropolitan. During fiscal year 2011, as a result of certain negotiations carried out successfully, an agreement was reached to restructure the debt of the Metropolitan. This restructuring was completed on December 30, 2010, the date on which a payment was made for US$ 15.0 million as payment for the new restructured mortgage debt, reducing it from US$ 130.0 million to US$ 115.0 million. As a result of the closure, we have an indirect 49% of New Lipstick, a holding company owner of Metropolitan, and as part of such agreements canceled the put option for 50% of the equity initially purchased.

In 2009, due to the deterioration of Tarshop S.A.s’ (“Tarshop”) financial condition and results of operations as a result of adverse economic conditions, Alto Palermo participated in capital increases for Tarshop and invested Ps.165.0 million, to provide liquidity and additional capital, thereby increasing its equity intrest in Tarshop from 80% to 98.6%. In December 2009, we entered into an agreement to sell common shares representing 80% of Tarshop’s capital stock to our affiliate Banco Hipotecario for US$26.8 million.

On May 2009 we opened the shopping mall, named Dot Baires Shopping, which included 153 retail stores, a hypermarket, a cinema complex and parking spaces for 2,200 vehicles, and is located in the neighborhood of Saavedra, City of Buenos Aires, at the junction of the Panamericana Highway and General Paz Avenue.

On August 4, 2009, through Real Estate Investment Group L.P. (“REIG”), a company indirectly controlled and managed by us, together with other minority investors, acquired 5.7 million common shares of Hersha, a leading in the hospitality segment in the United States, for a total purchase price of US$ 14.3 million. On June 17, 2013, we, through our subsidiaries, sold 13,282,218 common shares of Hersha. Accordingly, our indirect interest in Hersha decreased from 7.19% to 0.49%, with our holding a residual interest of 1,000,000 common shares. After fiscal year-end, we sold our residual interest in Hersha for US$ 6.74 per share. As a result, we do not hold any interest in Hersha.

In December 2010, through Rigby, in which we participate indirectly through our 49% stake in IMadison, together with other partners, we purchased a building at 183 Madison Avenue, Midtown South in Manhattan, NY.. On November 27, 2012, we increased our interest in Rigby 183 to 74.50%, thus consolidating the results of the investment in the company’s statement of income. On September 29, 2014, we closed the sale of the Madison 183 building, for more information please see “Recent Developments”.

In March 2011, we bought the Nobleza Piccardo warehouse (British American Tobacco company) through a subsidiary in which we have a 50% stake. This property is located in the city of San Martin, Province of Buenos Aires, and in its size and location is an excellent venue for the future development of different segments. The total plot area is 160,000 square meters and floor area of 81,786 square meters. Under the agreement signed, Nobleza Piccardo rents the property during the first year, releasing it partially until the third year, at which time it releases the entire building. During the first year, rent surface is 80,026 square meters between warehouses and offices, during the second year, the leasable area drops to 27,614 meters. We are working on the design of a master plan to apply to the authorities of San Martín that allow us to develop a mixed-use project. We recently obtained pre-approval by the Municipality of San Martín, Province of Buenos Aires, to extend of the purposes for which the property can be used, including shopping center, entertainment, events, commercial offices, parking and other ancillary uses. Based on the strategic location of the property, we considered acquiring it in order to develop a shopping center in the future.

On June 15, 2011, Alto Palermo, directly and indirectly through its subsidiary, Torodur S.A. (“Torodur”), acquired a 50% of Nuevo Puerto Santa Fe S.A.’s (“NPSF”) common shares, a corporation that is tenant of a building in which La Ribera Shopping was built and currently operates strategically located within the port of Santa Fe, the place with the largest development in terms of real estate in the City of Santa Fe, Province of Santa Fe, 27 kilometers away from the City of Paraná, Province of Entre Ríos and 96 kilometers away from the City of Rafaela, Province of Santa Fe.

In December 2011, Alto Palermo started to develop the “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. This project, which will be an urban space model, which aspires to be a distinct proposal, offering a variety of premium brands in an open-air environment. Despite Alto Palermo planned to inaugurate Arcos during December 2013, during the development and construction works of the project an injunction suspending its opening was filed on the ground that APSA did not have certain governmental permits. Notwithstanding that the construction had all the government permits, APSA performed a new environmental certificate and obtained a favorable court decision. As of the date of this annual report APSA completed the construction works and is awaiting for the injunction to be lifted.

In March 2012, our subsidiary RES, in which we hold a 66.8% interest, acquired 3,000,000 Series C convertible preferred shares of Supertel Hospitality Inc. (“Supertel”) in an aggregate amount of US$ 30,000,000. Such preferred shares will bear an annual 6.25% preferred dividend and will carry the same voting rights as common shares. Furthermore, pursuant to the Agreement, RES has received warrants to acquire 30 million additional common shares.

As the capital increase which Supertel planned to make in September 2013 could not be consummated due to market conditions, in January 2014 RES and Efanur (wholly controlled by the company) entered into a credit line for up to US$ 2 million with Supertel maturing on July 9, 2015. In June 2014, Supertel announced the results of the issue of rights to purchase common shares for US$ 1.6, whereby RES and Efanur opted to capitalize the above mentioned loan.

Subject to certain restrictions, the warrants may be exercised at any time during the 5-year period from closing of the transaction (such exercise being mandatory under certain conditions following 3 years from such closing) at a price of US$ 1.92 per common share.

On May 7, 2014, a transaction was closed whereby we, acting indirectly through Dolphin Netherlands, subsidiary of DFL, an investment fund incorporated under the laws of the Island of Bermuda and subsidiary of the Company, acquired, jointly with ETH, 106.6 million common shares in IDBD representing 53.33% of its stock capital, under the scope of the debt restructuring of IDBD’s holding company, IDB Holdings Corporation Ltd., with its creditors. Under the terms of the agreement entered into between DFL and E.T.H. M.B.M. Extra Holdings Ltd., a controlled company of Mordechay Ben Moshé, to which Dolphin Netherlands and ETH adhered, Dolphin Netherlands, jointly with other third party investors acquired a 50% interest in this investment, while ETH acquired the remaining 50%. The total investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date. As of June 30, 2014, our indirect interest in IDBD was 23%.

Significant acquisitions, dispositions and development of business

Fiscal year ended June 30, 2014

Acquisitions

Subscription of common shares of Avenida Inc.

On August 29, 2013, APSA, through its subsidiary Torodur, subscribed 3,703,704 common shares of Avenida Inc., a Company incorporated in Delaware, United States, representing 24.79% of its outstanding capital. At that moment, this company had neither activity nor significant assets. Additionally, APSA acquired a warrant to increase its interest in Avenida Inc. up to 37.04%. The transaction price was Ps. 13 million, which has already been fully paid. After acquisition, Avenida Inc. established a Company named “Avenida Compras S.A.”, a Company incorporated in Argentina and engaged in e-commerce activity. On June 30, 2014, Avenida Inc. owns 100% of Avenida Compras S.A.

Stock call Option agreement for Arcos del Gourmet S.A.

On September 16, 2013, we entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos del Gourmet S.A.), whereby we were granted with an exclusive and irrevocable option to purchase up to 10% of the equity interest of Arcos del Gourmet S.A. (“Arcos del Gourmet”), which can be executed up to December 31, 2018. In the event the option is excercised, we should pay the amount of US$ 8.0 million.

Furthermore, in the mentioned agreement the price of the option was set in: (a) a fixed amount of Ps. 2 million, which was cancelled, and (b) a variable sum payable monthly, which amount shall result from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission (net of certain expenses), such variable sum shall be paid during 5 years from the opening of the shopping mall and during that period Messrs. Giana, Tobal and Bossi assigned to APSA the rights to earn dividends of Arcos.
APSA

During the current fiscal year we acquired an additional equity interest of 0.02% in APSA for a total consideration of Ps. 1.2 million.

Investment of IDB Development Corporation Ltd. (IDBD)

On May 7, 2014, a transaction was closed whereby we, acting indirectly through Dolphin Netherlands, subsidiary of DFL, an investment fund incorporated under the laws of the Island of Bermuda and subsidiary of us, acquired, jointly with ETH, 106.6 million common shares in IDBD representing 53.33% of its stock capital, under the scope of the debt restructuring of IDBD’s holding company, IDB Holdings Corporation Ltd., with its creditors. Under the terms of the agreement entered into between DFL and E.T.H. M.B.M. Extra Holdings Ltd., a controlled company of Mordechay Ben Moshé, to which Dolphin Netherlands and ETH adhered, Dolphin Netherlands, jointly with other third party investors acquired a 50% interest in this investment, while ETH acquired the remaining 50%. The total investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date. As of June 30, 2014, IRSA’s indirect interest in IDBD was 23%.

Under the purchase agreement, Dolphin Netherlands and ETH have promised to participate on a joint and several basis in any capital increases resolved by IDBD’s Board of Directors in order to implement its business plan for 2014 and 2015, for at least NIS 300 million in 2014 and NIS 500 million in 2015 (equivalent to approximately US$ 87.4 million and US$ 145.7 million at the exchange rate prevailing as of June 30, 2014). To date, Dolphin Netherlands and ETH have contributed NIS 231.09 million of the NIS 300 million committed for 2014.

Moreover, under the purchase agreement, Dolphin Netherlands. and ETH jointly and severally committed to make one or more tender offers for acquiring shares in IDBD for a total amount of NIS 512.09 million (equivalent to approximately US$ 149.2 million at the exchange rate prevailing as of June 30, 2014) as per the following scheme: (i) before December 31, 2015, an amount of at least NIS 249.8 million for a price per share of NIS 8.344 (subject to adjustment); and (ii) before December 31, 2016, an amount of at least NIS 512.09 million less the offer made in 2015, for a price per share of NIS 8.7612 (subject to adjustment). As security for the performance of the tender offers, 28,020,191 shares in IDBD held by Dolphin Netherlands, were pledged at the closing of the transaction.

In addition, the purchase agreement provides that Dolphin Netherlands and ETH shall jointly and severally pay to the creditors who are parties to the above mentioned restructuring agreement an additional amount of NIS 100 million (equivalent to approximately US$ 29.1 million at the exchange rate prevailing as of June 30, 2014) in the event that IDBD consummates the sale of its interest in its subsidiary Clal Insurance Enterprises Holdings Ltd. before December 31, 2014 and always provided that: (i) the sales price is not less than NIS 4,200 million (equivalent to approximately US$ 1,223.8 million at the exchange rate prevailing as of June 30, 2014); and (ii) the closing of the transaction occurs before June 30, 2015, with IDBD having received by this last date a payment of not less than NIS 1,344 million (gross) (equivalent to approximately US$ 391.6 million).

On May 12, 2014, IDBD’s shares became listed on the Tel Aviv Stock Exchange, Israel. Consequently, all the shares (including the pledged shares) were deposited in escrow with Bank Leumi Le-Israel as security in compliance with the lock-up provisions set forth in Chapter D of the Tel Aviv Stock Exchange Regulations which provide that initially listed shares may not be disposed of for a term of 18 months and allow the release of 2.5% per month beginning on the fourth month since the initial listing date.

Pursuant to the provisions of IDBD’s rights offering memorandum dated June 9, 2014, on June 26, 2014, 1,322,500 rights to subscribe for shares and warrants were granted by IDBD to Dolphin Netherlands at a ratio of 1 for every 40 shares held, which were exercised after year-end, on July 1, 2014. Later on, during IDBD’s rights issuance process, Dolphin Netherlands and ETH acquired 0.89 million additional rights for NIS 2.83 million, equivalent to approximately US$ 0.83 million, out of which 50% correspond to Dolphin Netherlands and 50% to ETH pursuant to the above mentioned agreement signed between them. These rights are recognized at their fair value and are recorded in the balance sheet in the line derivative financial instruments.

In July 2014, the rights offered by IDBD under the scope of the offering allowed to subscribe for 13 common shares of IDBD for a price of 65 NIS (5 NIS per share) and 27 warrants, 9 of each series (series 1, 2 and 3) to be issued by IDBD, at no cost. Each warrant issued by IDBD will allow to acquire one common share in IDBD. Series 1 matures on November 1, 2014 and is exercisable at 5.50 NIS per warrant. Series 2 matures on May 1, 2015 and is exercisable at 6 NIS per warrant. Series 3 matures on December 1, 2015 and is exercisable at 6.50 NIS per warrant.

As a result of the exercise of the rights received as mentioned above, consummated on July 1, 2014, Dolphin Netherlands received 17.32 million shares and 11.99 million warrants under Series 1, 2 and 3. ETH received the same number of rights and therefore acquired the same number of shares and warrants as Dolphin Netherlands In addition, as a result of the exercise of the rights purchased, consummated on July 1, 2014, Dolphin Netherlands acquired 5.79 million shares and 4.01 million warrants under Series 1, 2 and 3. ETH also acquired the same number of shares and warrants as Dolphin Netherlands.

As a result of the IDBD’s rights offering, the number of pledged shares as security for IBDB’s tender offers assumed by Dolphin Netherlands was increased to an aggregate of 29,937,591. In addition, pursuant to the Tel Aviv Stock Exchange regulations, 53,784,922 shares and 335,715 warrants under each of Series 1, 2 and 3 remained in escrow under the terms mentioned above.

After year-end, during the period from July 9 to July 14, 2014, Dolphin Netherlands acquired through transactions in the open market 0.42 million shares and 0.34 million additional Series 2 warrants for NIS 1.77 million, equivalent to approximately US$ 0.52 million. 50% of such shares and Series 2 warrants were sold to ETH pursuant to the provisions of the above mentioned agreement signed between the parties.

As of the date of issuance of these consolidated financial statements, Dolphin Netherlands held an aggregate of 76,620,163 shares, 15,998,787 Series 1 warrants, 16,170,392 Series 2 warrants and 15,998,787 Series 3 warrants of IDBD, resulting in an undiluted holding of 28.99% and a fully diluted holding of 31.37% in IDBD.

IDBD’s Board of Directors is composed of nine members, three of whom were appointed by Dolphin Netherlands, namely, Eduardo Elsztain, Alejandro Elsztain and Saúl Zang.

As DFL is a subsidiary that qualifies as a VCO under the exemption contained in IAS 28 mentioned in Note 2.3 (d), we have valued our interest in IDBD at fair value with changes in the income statement.

Acquisition of common shares Supertel Hospitality, Inc.

On January 9, 2014, our subsidiary RES, granted a convertible loan to Supertel for an amount of US$ 2.0 million. This loan included a conversion option whereby RES was allowed to apply the aggregate amount of the loan to purchase common shares of Supertel under a “Rights Offering” or convert the loan directly into common shares of Supertel. On June 6, 2014, RES exercised its conversion right to acquire 1,250,000 common shares at US$ 1.60 per common share. As a result of this acquisition, we acquired indirectly a 26.9% equity interest in Supertel.

Supertel main assets consist of 65 hotels in United States operated by various hotel chains.

Acquisition of building next to Shopping Alto Palermo

On May 22, 2014, APSA acquired a property with a 40 sqm area, adjacent to shopping Alto Palermo, located in Av. Santa Fe 3255/57/59 for US$ 3.8 million.

Dispositions

Partial Sale of Libertador 498 Building and Maipú 1300 Building

On November 15, 2013, we executed the transfer deed for the sale of the 12 floor and two parking units of the Maipú 1300 Building and two parking units of the Libertador 498 Building. The total price of the transaction was Ps. 9.0 million. Such transaction generated a gain before tax of approximately Ps. 7.5 million.

On January 14, 2014, we executed the transfer deed for the sale of the 11 floor and seven parking units of the Maipú 1300 Building. The total price of the transaction was Ps. 9.6 million. Such transaction generated a gain before tax of approximately Ps. 7.9 million.

On April 7, 2014, we executed the transfer deed for the sale of the 21 and 22 floor, two parking units of the Maipú 1300 Building and four parking units of the Libertador 498 Building. The total price of the transaction was Ps. 24.1 million. Such transaction generated a gain before tax of approximately Ps. 20.2 million.

On May 19, 2014, we executed the transfer deed for the sale to Inco Sociedad Anónima de Inversión, Industria y Comercio of the unit 1 of the ground floor of the Maipú 1300 Building. The price of the transaction was Ps. 6.5 million. Such transaction generated a gain before tax of approximately Ps. 5.5 million.

Partial Sale of Bouchard Plaza Building

On January 24, 2014, we executed the transfer deed for the sale of the 7 floor and 28 parking units of the Bouchard 551 Building. The total price of the transaction was Ps. 124.6 million. Such transaction generated a gain before tax of approximately Ps. 99.9 million.

On May 14, 2014, we executed the transfer deed for the sale to Transportadora de Caudales Juncadella of the unit 449 of the 8 floor of the Bouchard 551 Building. The price of the transaction was Ps. 61.8 million. Such transaction generated a gain before tax of approximately Ps. 50.3 million. For more information, please see "Recent Developments."

Partial Sale of Costeros Dique IV

On April 1, 2014, we executed the transfer deed of the 5 and 6 floor and complementary units in the Costeros Dique IV Building. The total price of the transaction was Ps. 12.4 million. Such transaction generated a gain before tax of approximately Ps. 10.5 million.

Partial Sale of Avenida de Mayo 589

On April 10, 2014, we executed the transfer deed for the sale of the 2 floor of the Avenida de Mayo 589 Building and ten parking units of the Rivadavia 565 Building. The total price of the transaction was Ps. 24.2 million. Such transaction generated a gain before tax of approximately Ps. 20.3 million.

Partial Sale of Constitución 1159

On May 6, 2014, we executed the transfer deed for the sale of the Constitución 1159 Building. The total price of the transaction was Ps. 23.3 million. Such transaction generated a gain before tax of approximately Ps. 13.4 million.

Fiscal year ended June 30, 2013

Acquisitions

La Rural

On November 29, 2012, APSA acquired common shares, representing 50% of EHSA´s capital stock and votes for Ps. 25.9 million. Under the acquisition agreement, APSA is entitled to exercise joint control over EHSA. Additionally, APSA paid Ps. 6.1 million, subject to the acquisition of the remaining 50% of the shares of La Rural S.A. According to contract’s terms, the amount paid will be returned to APSA, in case mentioned acquisition is not completed. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this company together with Sociedad Rural Argentina (“SRA”), who owns the remaining 50%. Thus, APSA is the owner of an indirect interest of 25% in LRSA, whose main asset consists on right of use on the “Predio Ferial de Palermo” (the “Fairground”) in the City of Buenos Aires, located between Cerviño, Sarmiento, Santa Fé Avenues and Oro street, in the City of Buenos Aires entered into in 1999 with SRA, owner of such Predio Ferial.

The SRA had bought the Fairground from a former Administration of the National Government by an Executive Order in 1991 (the “1991 EO”). Immediately after APSA acquired the right of use on the Fairground, in December 2012, the current Administration of the National Government reviewed the contracts signed by the former Administration and the SRA twenty years ago and issued an Executive Order – Decree No. 5,552/2012 (the “2012 EO”) seeking to declare null and void the former 1991 EO. The 2012 EO demanded the return of the Fairground to the State.

The 2012 EO neither addresses the right of use of the Fairground nor any action that the owner of the ground might have taken while in possession. According to the information provided by the SRA, they obtained a stay from Argentine Court freezing the 2012 EO, and, although the National Government appealed the ruling, the appeal was rejected by the Supreme Court of Justice in 2013.

APSA, as well as the joint venture EHSA, were neither defendant in the legal case initiated by SRA nor were mentioned and/or addressed in any respect in the 2012 EO. APSA acquired the interest in the entity that has the right to use the Fairground as a good faith purchaser, entity that had acquired the right to use the Fairground in good faith as well. The 2012 EO, if sustained by the Supreme Court of Justice in the future, will have no effect in the legal structure of EHSA and on our acquisition of EHSA. However, if sustained, it might have an impact to the underlying asset acquired (the right to use), in the event a final judgment declares null and void all acts performed by the SRA with the Fairground, including granting a right to use it to third parties.

Notwithstanding the above, as from the acquisition date to the date of issuance of this Annual Report, none of the judicial measures initiated by the owner of the Fairground and/or the National Government, or the appeals and rulings thereof, had any effect on APSAs effective use of the Fairground.

On September 25 of 2013, Sociedad Rural Argentina (“SRA”), La Rural de Palermo S.A. (“LRPSA”), Boulevard Norte S.A. (“BNSA”), Ogden Argentina S.A., EHSA, Entretenimiento Universal S.A., and La Rural, entered into an agreement that mainly consist of an amendment to the preexisting agreements under the joint venture pursuant to which they agreed to revise, amend and/or clarify certain provisions.

APSA´s shares

During fiscal year 2013, we directly and indirectly, acquired an additional equity interest of 0.1% in APSA for a total consideration of Ps. 2.3 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.8 million.

Additional purchase Arcos Gourmet

On June 7, 2013, through APSA we, purchased common shares accounting for 1.815% of the capital stock and voting interest for US$ 0.8 million of Arcos del Gourmet S.A. (“Arcos del Gourmet”)

Acquisition of equity interest in Rigby 183

In December 2010, through Rigby 183, in which we indirectly holds a 49% stake through IMadison, jointly with other partners, we acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York. This area involves famous and prominent buildings such as, the Empire State Building, the Macy’s Herald Square, and the Madison Square Garden and it also has one of the largest office and store markets, excellent means of transport, restaurants, stores and entertainment options.

The purchased property consists of a pre-war building built in 1925 designed by the architecture firm Warren & Wetmore (the same firm that designed the Grand Central Terminal of New York). It has 19 office stories for rent and a store on its Ground Floor. The net leasable area is approximately 23,200 sqm, 3,523 sqm of which correspond to retail stores and 19,677 sqm are offices.

The total purchase price was US$ 98 million (US$ 4,224 per leasable sqm) composed of US$ 48 million of principal (IMadison contributed US$ 23.5 million), US$ 40 million under a loan granted by M&T Bank at a rate of 5.01% per annum due in 5 years and a loan for US$ 10 million to carry out the capex and prebuilds program.

On November 27, 2012, we increased our interest in Rigby 183 to 74.50%, thus we started to consolidate the results of the investment in our statement of income.

Dispositions

Sale of Hersha´s common shares

During the fiscal year 2013, we sold 17,105,629 common shares of Hersha for a total amount of US$ 92.5 million. Consequently, as of the date of issuance of this annual report, our interest in Hersha’s capital stock decreased from 9.13% (at the beginning of the year) to 0.49%. The profit generated by the fair value measurement of the investment as of June 30, 2013, amounted to Ps.75,2 millions. After fiscal year-end, we sold its residual interest in Hersha for US$ 6.74 per common share. As a result, we do not longer hold any interest in Hersha.

Partial Sale of Libertador 498 Building and Maipú 1300 Building

On August 31, 2012, we executed the transfer deeds for the sale of certain functional units of the “Libertador 498” Building of the City of Buenos Aires. The total price of the transaction amounted to Ps. 15.0 million and was paid on the execution of the title conveyance deeds. . This transaction generated a gain of Ps. 12.7 million.

On October 4 and 11, 2012, we executed the transfer deed for the sale of several functional units (stores and parking spaces) of the “Libertador 498” Building. The transactions price was set at Ps. 29.4 million. This transaction generated a gain of Ps. 24.9 million.

On May 8, 2013, we executed the transfer deed for the sale of the 17 floor and two parking units of the Maipú 1300 Building and two parking units of the Libertador 498 Building. The total price of the transaction was Ps. 7.8 million. This transaction generated a gain of Ps. 6.0 million.

In addition, on May 20, 2013, we executed the transfer deed for the sale of the 6 floor, two parking units of the Maipú 1300 Building and two parking units of the Libertador 498 Building. The transaction price was set at Ps. 7.6 million. This transaction generated a gain of Ps. 6.0 million.

Partial Sale of Bouchard Plaza Building

On September 14, 2012, we sold certain functional units on floors 18 and 19, as well as parking areas, of the Bouchard 551 Building. The total price of the transaction was US$ 8.5 million paid upon execution of the conveyance deed. This transaction generated a gain of Ps. 18.4 million.

On June 28, 2013, we executed the transfer deed for the sale of 4, 5 and 6 floors and 56 parking units of the Bouchard 551 Building. The total price of the transaction was Ps. 148.7 million. This transaction generated a gain of Ps. 108.0 million.

Partial Sale of Costeros Dique IV

On January 8, 2013, we sold certain functional units (stores and parking spaces) of the “Costeros Dique IV” Building. The total price of the transaction was Ps. 9.2 million. This transaction generated a gain of Ps. 7.8 million.

Sale of Canteras Natal Crespo S.A

On June 28, 2013, we executed the sale and transfer of our 50% stake in Canteras Natal Crespo S.A. to Euromayor S.A. de Inversiones. The amount of the operation totaled US$ 4.2 million and the profit obtained was Ps. 15.0 million. Canteras Natal Crespo S.A. is the owner of Emprendimiento Laguna Azul, an urban development project of approximately 430 hectares. located in the Province of Cordoba.

Fiscal year ended June 30, 2012

Acquisitions

Acquisition of Bitania 26 S.A.

On December 12, 2011, through Ritelco S.A. (“Ritelco”) we purchased 9,800,000 common shares of Bitania 26 S.A. (“Bitania”), representative of 49% of its capital stock. Bitania owns the hotel “Esplendor Savoy” in the city of Rosario, Province of Santa Fe. The amount of the transaction was set in US$ 5.0 million.

Acquisition of Nuevo Puerto Santa Fe S.A.

On August 18, 2011, through APSA we acquired the 50% of the capital stock of NPSF, a company that owns the usage and exploitation rights for a new shopping mall in the province of Santa Fe (“La Ribera Shopping”). The purchase price was US$ 4.5 million and will be payable in equal and consecutive monthly installments as from February, 2013.

APSA´s shares

During the year ended June 30, 2012, we acquired an additional equity interest of 0.038% in APSA for a total consideration of 0.8 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.4 million.

Acquisition of preferred shares and warrants of Supertel.

On February, 2012, through our subsidiary RES, we acquired 3 million of preferred shares and 30 million of warrants of Supertel for a total amount of US$ 30.0 million. Supertel is a REIT that focuses its activity on medium class long-stay hotels and long-term stays. Supertel owns approximately 75 hotels in 21 states of the United States of America, which are managed by diverse operators and franchises, such as Comfort Inn, Days Inn, Sleep Inn and Super 8, among others.

The above mentioned preferred shares accrue a preferred dividend of 6.25% per annum and are convertible into 30 million common shares at a rate of 10 common shares for one preferred share. Subject to certain limitations, they can be exercised completely or partially at any time until February 2017. Preferred shares grant the same political rights as Supertel’s common shares.

The Warrants grant us the right to acquire 30 million Supertel’s common shares at a fixed price of US$ 1.20 per common share. Subject to certain limitations, these warrants can be exercised completely or partially at any time until February 2017.

Additionally, we are entitled to appoint up to 4 directors, out of a total of 9, and participates in the decision-making process of Supertel’s Executive Committee concerning the acquisition, disposal and administration of Supertel's real estate assets.

In spite of the fact that we exert significant influence on Supertel, neither the Preferred Shares nor the Warrants entitle us to the economic benefits of an equity interest in Supertel (we do not have any equity interest in Supertel). Therefore, the Preferred Shares and Warrants are accounted as financial assets and measured at fair value, and the resulting changes were disclosed in the statements of income, as required by IFRS 9.

When initially recognized, the consideration paid for the Preferred Shares and Warrants was allocated to both instruments, based on their respective fair values upon acquisition. The fair values of these instruments exceeded the price of the transaction and were assessed using a valuation method that incorporates unobservable market data. Given the fact that the fair value of these instruments was estimated by applying the mentioned method, we did not recognize a gain of US$. 7.9 million at the time of initial recognition.

Contribution to Don Mario S.G.R. (“Don Mario”)

On June 29, 2012, the Secretaría de Pequeña y Mediana Empresa (the “SME undersecretariat”) authorized APSA´s incorporation as “Protector Partner” (Socio Protector) of Don Mario S.G.R. (“Sociedad de Garantía Recíproca”).

Moreover, we made a contribution to Don Mario’s Risk Fund in the amount of Ps. 10 million, with APSA´s capacity of Protector Partner. S.G.R.s are funded through the contributions of investors who in turn obtain certain tax benefits for income tax purposes.

Additionally, Don Mario assigned and transferred to APSA five Class “B” shares, with a face value of Ps. 1 each and entitled to one vote per share, for the amount of Ps. 0.005 which have been paid in cash. These shares are symbolic and merely represent APSA´s right over the investment. These shares neither grant control nor significant influence over the actions of the entity. We must maintain the investment in the SGR for a minimum period of 2 years to make use of the tax benefit. After the period of two years, we decided to not continue as Protector Partner of the SGR, and, therefore, we received the Ps. 10 million contributed in 2012.

Ex UOM – Luján, Province of Buenos Aires.

On May 22, 2012, we completed the acquisition of a plot of land of 116 hectares in Luján, Province of Buenos Aires from Cresud, for a total amount of US$ 8.96 million, which as of the date of this annual report was fully paid. This transaction was carried out in order to develop a mixed purpose project in the future since the plot of land has localization and scale features that are apt for business development. In addition, the land already has the municipal requisite authorization and zoning permits to allow for development.

Acquisition of Cresud’s corporate notes

On March 10, 2011 and June 21, 2012, through Emprendimeintos Recoleta S.A. (“ERSA”) we acquired Cresud’s Series VI notes for US$ 2.5 million and Series IX notes for Ps. 3.24 million and Series XI notes for Ps. 7.56 million, respectively.

Additionally, on June 21, 2012, through Panamerican Mall S.A. (“PAMSA”) acquired Cresud’s Series IX notes for a total amount of Ps. 5.76 and Series XI notes for a total amount of Ps. 13.44 million.

Dispositions

Partial Sale of Libertador 498

On October 17, 2011, we sold certain functional units in the “Libertador 498” Building in the City of Buenos Aires. The total transaction price amounted to US$ 2.5 million. This transaction generated a gain of Ps. 7.9 million.

Sale of “Thames”

On October 25, 2011, we sold the “Thames” Property located in the province of Buenos Aires. The total transaction price amounted to US$ 4.7 million. This transaction generated a gain of Ps. 14.7 million.

Sale of “Museo Renault”Property

We sold in two separate transactions performed in March and May, 2012, all the functional units from the property known as "Museo Renault" at Figueroa Alcorta 3301 of the City of Buenos Aires. The total price amounted to US$ 11.7 million. The transactions mentioned above resulted in a gain of Ps. 40.4 million

Partial Sale of “Dique IV”

On June 16, 2012, we sold a covered area of 4,703 m2 for offices, 46 car parking spaces and 4 complementary units to be used as storage units in the building identified as Yacht V and VI of the complex known as “Puerto del Centro”, located in Dique IV, Puerto Madero. The amount of the transaction was Ps. 69 million, which was paid by the buyer upon execution of the conveyance deed. The result for this transaction amounted to a gain of Ps. 53.7 million.

Apsamedia

On October 7, 2011, Apsamedia S.A. (“Apsamedia”), as trustor, together with Comafi Fiduciario Financiero S.A., acting as trustee of the “Fideicomiso Financiero Privado Yatasto”, as original holder, created a private financial trust named Consumo Centro, to which Apsamedia assigned under trust the legal ownership of certain receivables that were not in good standing, including, personal loans, credit card receivables and refinanced receivables generated by Apsamedia in the ordinary course of business, which APSA anticipate will be emitted as pass-throughs in favor of the original holder.

Sale of units of Condominios I y II

On June 30, 2014, 2013 and 2012, APSA sold different units related to the lot designated as “2H” and “2G” of Condominios I y II for Ps. 51.9 million, Ps. 4.3 million and Ps. 5.0 million, respectively.

Developments

Apsamedia (Metroshop’s continuing company)

On July 20, 2011, a special general shareholders meeting of Metroshop S.A. (“Metroshop”) approved by unanimous consent to approve the change of corporate name to Apsamedia S.A. (“Apsamedia”) and the amendment of its corporate purpose to capitalize on market opportunities.

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

During fiscal year 2013, Apsamedia started to develop the leasing of advertising space business in our shopping centers (merged with us as from July 1, 2013).

Arcos del Gourmet - Restructuring of the concession agreement

 On September 6, 2011, Arcos del Gourmet signed a Retrofitting Concession with the Administración de Infraestructuras Ferroviarias (the Railway Infrastructure Administration or “ADIF”), which transferred the railway assets under the jurisdiction of the Organismo Nacional de Administración de Bienes (“ONABE”), pursuant to which the ONABE has granted an extension to the term of the concession until December 31, 2030, automatically renewable for an additional period of three years and four months if the commitments are satisfactorily performed. This new agreement provides an additional extension of three years if Arcos del Gourmet determines it is necessary. It also established a maximum period of 24 months (counted from the day of signing the contract) to carry out the works and opening of the shopping center. The aforementioned contract established a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025, and Ps. 0.25 million (plus VAT) from January 1, 2026. Notwithstanding the foregoing, in the future and until the end of the concession period the charges shall be re-calibrated every two years.

 Additionally, in order to secure the fulfillment of the agreement, APSA subscribed a surety bond for Ps.4.46 million, made a cash deposit of Ps. 0.40 million and another surety bond in favor of ADIF in the amount of Ps. 14.95 million as collateral to our execution of the works agreed in due time and proper form. This agreement replaces the one subscribed with ONABE.

 On September 7, 2011, APSA acquired an additional 8.185% interest in Arcos del Gourmet for US$1.75 million in cash consideration. As part of this acquisition, APSA has renegotiated certain terms of the original acquisition agreement pursuant to which Arcos del Gourmet will contribute 10% of each capital call required to avoid the minority shareholders´ dilution. This obligation is capped at US$ 3.5 million and is recognized under seller financing in short-term and long-term debt.

In December 2011, APSA started to develop the “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. This project, which will follow an urban space model, aspires to be a distinct proposal, offering a variety of premium brands in an open-air environment. Despite APSA planned to inaugurate Arcos del Gourmet during December 2013, during the development and construction works of the project an injunction suspending its opening was filed on the ground that APSA did not have certain governmental permits. Notwithstanding that the construction had all the government permits, APSA performed a new environmental certificate and has obtained a favorable court decision. As of the date of this Annual Report, APSA completed the construction works and is awaiting the injunction to be lifted.

Alto Comahue Projec t– Province of Neuquén

On June 4, 2012, Shopping Neuquén S.A. (“Shopping Neuquén”) entered into an agreement with the Municipality whereby it agreed to perform the construction works in one stage of the shopping center, based on the new schedule which provides a maximum construction term of 24 months computed from the execution of the relevant Works Commencement Minutes. Such agreement was approved by Decree N° 0572 issued by the Municipality of Neuquén on June 8, 2012.

Later, on May 22, 2014 the parties modified the aforementioned agreement to specify that the work for the Shopping Center should be finished by Shopping Neuquén within six months counted as from September 17, 2014.

Capital Expenditures

Fiscal Year 2014. During the fiscal year ended June 30, 2014, we invested Ps. 318.4 million, mainly due to (a) improvements in our hotels Sheraton, Libertador, Intercontinental and Llao Llao (Ps. 5.6 million, Ps. 2.1 million and Ps. 2.3 million, respectively), (b) Ps. 9.5 million related to the acquisition of furniture and fixtures, machinery, equipment and facilities, (c) improvements in our shopping centers for Ps. 61.1 million, (d) Ps. 179.3 million allocated to the development of properties, corresponding Ps. 99.9 million to “Distrito Arcos” project and Ps. 79.4 million to “Alto Comahue” project, (e) Ps. 29.6 million allocated to advances of the acquisition of investments in general, (f) Ps. 24.0 million allocated to improvements of our offices and other rental properties, and (g) Ps. 0.5 million related to the acquisition of plots of land.

Fiscal Year 2013. During the fiscal year ended June 30, 2013, we invested Ps. 920.9 million, mainly due to (a) improvements in our hotels Sheraton Libertador, Intercontinental and Llao Llao for (Ps. 0.9 million, Ps. 2.6 million and Ps.0.4 million, respectively), (b) acquisition of furniture and fixtures, machinery, equipment, and facilities for Ps. 11.6 million, (c) improvements made to our shopping centers for Ps. 56.9 million, (d) development of properties for Ps. 144.2 million, corresponding Ps. 117.9 million to “Distrito Arcos” project and Ps. 26.3 million to “Alto Comahue” project, (e) Ps. 15.8 million allocated to advances for the acquisition of investments in general, (f) improvements in our office buildings and other rental properties for Ps. 7.6 million, (g) the purchase of an additional 25.5% equity interest in Rigby’s capital stock for Ps. 679.2 million, and (h) the acquisition of plots of land for Ps. 1.8 million.

Fiscal Year 2012. During the fiscal year ended June 30, 2012, we invested Ps. 133.9 million, mainly due to (a) improvements in our hotels Sheraton Libertador, Intercontinental and Llao Llao for (Ps. 0.9 million, Ps. 3.5 million and Ps.0.4 million, respectively), (b) acquisition of furniture and fixtures, machinery, equipment, and facilities for Ps. 8.2 million, (c) improvements made to our shopping centers for Ps. 31.3 million, (d) development of properties for Ps. 23.9 million, corresponding Ps. 18.4 million to “Distrito Arcos” project and Ps. 5.5 million to “Alto Comahue” project, (e) Ps. 9.9 million allocated to advances to suppliers for investments in general, (f) improvements in our office buildings and other rental properties for Ps. 8.8 million, and (g) the acquisition of plots of land for Ps. 47.0 million, mainly the Lujan plots of land (Ps. 41.9 million).

Recent Developments

IRSA Recent Developments

Partial Sale of Bouchard Plaza

On October 8, 2014, we signed the transfer deed for the sale of the 22 and 23 floors for 1,822 square meters of the Bouchard 551 Building. The total price of the transaction was Ps. 168.7 million. Such transaction generated a gain before tax of approximately Ps. 151.4 million.

On October 28, 2014, we signed the transfer deed for the sale of 3 floors fpr 4,648 square meters and 47 parking units of the Bouchard 551 Building. The total price of the transaction was Ps. 279.4 million. Such transaction generated a gain before tax of approximately Ps. 243.3 million.

Sale of the building located at 183 Madison Avenue, New York, New York

On September 30, 2014, we sold, through our subsidiary Rigby 183, the building located at 183 Madison Avenue, New York, New York for an amount of US$ 185 million, which represents a revaluation of 117% of the purchase price. The sale price was used to cancel the mortgage on the property for an amount of US$ 75 million, leaving a net profit of Ps. 292 million.

Sale of remaining interest of Hersha

On August 26, 2014, we sold, through our subsidiary, the remaining interest of our investment held in Hersha which amounted to a total of 1 million shares at an average price of US$6.74 per share.

Acquisition of “La Adela” Land Reserve – Luján (Province of Buenos Aires):

In August 2014, we purchased a land reserve with an area approximately 1,058 hectares, located in Luján, Province of Buenos Aires, formerly owned by Cresud. The transaction amount was Ps. 210 million, which has been fully paid. Given its degree of development and closeness to the City of Buenos Aires, this site has a high urbanistic potential; therefore, the purpose of this purchase is to launch a new real estate development.

Subscription of shares of IDBD.

In connection with our indirect investment in IDBD through Dolphin Netherlands, subsidiary of DFL, an investment fund incorporated under the laws of the Island of Bermuda and subsidiary of us, and pursuant to the provisions of IDBD rights offering memorandum dated June 9, 2014, on June 26, 2014, 1,322,500 rights to subscribe for shares and warrants were granted by IDBD to Dolphin Netherlands at a ratio of 1 for every 40 shares held, which were exercised after year-end, on July 1, 2014. Later on, during IDBD’s rights issuance process, Dolphin Netherlands and ETH acquired 0.89 million additional rights for NIS 2.83 million, equivalent to approximately US$ 0.83 million, out of which 50% correspond to Dolphin Netherlands and 50% to ETH.

In July 2014, the rights offered by IDBD under the scope of the offering allowed to subscribe for 13 common shares of IDBD for a price of 65 NIS (5 NIS per share) and 27 warrants, 9 of each series (series 1, 2 and 3) to be issued by IDBD, at no cost. Each warrant issued by IDBD will allow to acquire one common share in IDBD. Series 1 matures on November 1, 2014 and is exercisable at 5.50 NIS per warrant. Series 2 matures on May 1, 2015 and is exercisable at 6 NIS per warrant. Series 3 matures on December 1, 2015 and is exercisable at 6.50 NIS per warrant.

As a result of the exercise of the rights received as mentioned above, consummated on July 1, 2014, Dolphin Netherlands received 17.32 million shares and 11.99 million warrants under Series 1, 2 and 3. ETH received the same number of rights and therefore acquired the same number of shares and warrants as Dolphin Netherlands In addition, as a result of the exercise of the rights purchased, consummated on July 1, 2014, Dolphin Netherlands acquired 5.79 million shares and 4.01 million warrants under Series 1, 2 and 3. ETH also acquired the same number of shares and warrants as Dolphin Netherlands.

 After year-end, during the period from July 9 to July 14, 2014, Dolphin Netherlands acquired through transactions in the open market 0.42 million shares and 0.34 million additional Series 2 warrants for NIS 1.77 million, equivalent to approximately US$ 0.52 million. 50% of such shares and Series 2 warrants were sold to ETH.

Furthermore, on October 30, 2014, our board of directors approved an additional contribution of US$ 21 million in DFL in order to increase our indirect investment in IDBD.

For more information please see Item 4 – Information on the Company – A. History and development of the Company – “Investment of IDBD Development Corporation Ltd.

Investment in Avenida Inc.

On August 29, 2013, APSA indirectly through Torodur, acquired 3,703,704 common shares of Avenida representing 23.08% of its outstanding share capital. Additionally, APSA was granted a Warrant to Purchase Series A Preferred Stock to increase our interest by up to 33.33%. The purchase price for the transaction was Ps. 13.0 million, which has already been paid in full. In addition, during the year ended on June 30, 2014, APSA exercised the previously mentioned option to purchase 2,469,136 additional Series A Preferred Stock for an amount of Ps. 10.0 million. At the time of exercise of the option, all the shares of the Series A Preferred Stock of the Company were converted into Common Stock and a new investor acquired 32.94% of the company in the amount of Ps. 15 millons, as a result of which our participation in Avenida amounted to 21.58%. In September 2014, we sold 5.0% of the share capital of this company in the amount of US$ 2.3 million. As a result, the indirect participation in Avenida, was reduced to 16.58% of its share capital.

Merger APSA-Conil

On September 17, 2014, APSA has entered into a Preliminary Merger Agreement with its subsidiary Conil S.A. ("Conil"), by virtue of which Conil will be absorbed by APSA. In order to proceed with this merger, the transaction will have to be approved by our next shareholders’ meeting which will be held on October 31, 2014.

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

We are the only Argentine real estate company whose common shares are listed in the BASE and whose GDSs are listed in the NYSE.

As of June 30, 2014 we owned 29.77% of Banco Hipotecario, one of the leading financial institutions in Argentina, 34% of the voting power of Supertel and indirectly, 23% of IDBD.

During the fiscal year ended June 30, 2014. We recorded revenues for Ps. 2,845.2 million generating operating income of Ps. 1,237.2 million, whereas our total assets amounted to Ps. 9,810.1 million and our shareholders’ equity was Ps. 2,556.6 million.

Our principal executive offices are located at Bolívar 108, City of Buenos Aires (C1066AAB), Argentina. Our administrative headquarters are located in the Intercontinental Plaza tower, Moreno 877, Floor 22, City of Buenos Aires (C1091AAQ). Our telephone number is +54 (11) 4323-7400, our fax number is +54 (11) 4323-7480 and our website is www.irsa.com.ar.

We operate our business through six reportable segments, namely “Shopping Centers”, “Office and Other Rentals”, “Development and Sale of Properties”, “Hotels”, “International” and “Financial Operations and Others” as further described below:

Our “Shopping Centers” segment includes the operating results from our portfolio of shopping centers principally comprised of lease and service revenue from tenants. Our Shopping Centers segment had assets of Ps. 2,295.4 million and Ps. 2,262.3 million as of June 30, 2014 and 2013, respectively, representing 32% and 39% of our total consolidated assets at such dates, respectively. Our Shopping Centers segment generated operating income of Ps. 860.8 million and Ps. 685.0 for the financial years ended June 30, 2014 and 2013, respectively, representing 69% and 63%, of our consolidated operating income for such years, respectively.

Our “Offices and Other Rentals” segment includes the operating results of our lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants. Our Offices and Other Rentals segment had assets of Ps. 846.3 million and Ps. 855.5 million as of June 30, 2014 and 2013, respectively, representing 12% and 15% of our total consolidated assets at such dates, respectively. Our Offices and Other Rentals segment generated operating income of Ps. 163.4 million and Ps. 127.2 for the financial years ended June 30, 2014 and 2013, respectively, representing 13% and 12%, of our consolidated operating income for such years, respectively.

Our “Development and Sales of Properties” segment includes the operating results of our acquisition and/or construction of housing and other properties for sale in the ordinary course of business. Our Development and Sales of Properties segment had assets of Ps. 629.4 million and Ps. 623.4 million as of June 30, 2014 and 2013, respectively, representing 9% and 11% of our total consolidated assets at such dates, respectively. Our Development and Sales of Properties segment generated operating income of Ps. 244.5 million and Ps. 176.4 for the financial years ended June 30, 2014 and 2013, respectively, representing 20% and 16%, of our consolidated operating income for such years, respectively.

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of Ps. 192.5 million and Ps. 195.5 million as of June 30, 2014 and 2013, respectively, representing 3% of our total consolidated assets at such dates. Our Hotels segment generated operating income of Ps. 11.0 million and operating losses of Ps. (21.6) for the financial years ended June 30, 2014 and 2013, respectively, representing 1% and (2%), of our consolidated operating income for such years, respectively.

Our “International” segment continues to optimize the structures of our New York buildings and the efficiency of its operative indicators. Madison Avenue 183 building, of which we held an ownership of 74,5%, reached an occupation of 95%, much superior to that the building had when it was adquired. In addition, on September 29, 2014, we through our subsidiary Rigby 183 closed the sale of the aforementioned building, for more information please see “Recent Developmenst”. Regarding Lipstick Building, during fiscal year 2014, we made upgrades which led the Lipstick Building to become the best building in the Third Avenue by changing its category. Also, the real estate value in New York City has risen again to levels similar to those before the financial crisis of 2008. In addition, jointly with subsidiaries, we hold 34% of Supertel voting rights (NASDAQ: SPPR) and we have recently acquired, through Dolphin Fund, an indirect interest in IDBD amounts to 23% Our International Segment had assets of Ps. 1,988.0 million and Ps. 796.7 million as of June 30, 2014 and 2013, respectively, representing 28% and 14% of our total consolidated assets at such dates, respectively. Our International segment generated operating losses of Ps. (30.0) million and operating income of Ps.129.3 for the financial years ended June 30, 2014 and 2013, respectively, representing (2%) and 12%, of our consolidated operating income for such years, respectively.

Our “Financial Operations and Others” segment includes the income or loss generated by our associates Banco Hipotecario and Tarshop and the residual financial operations from our subsidiary Apsamedia. During fiscal year 2014, we maintained our 29.77% equity interest in Banco Hipotecario, held in the form of Class D shares, which are currently entitled to three votes per share, affording us, as of this fiscal year end, a right to 46.46% of the total votes that can be cast at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2014, our investment in Banco Hipotecario generated income for Ps. 184.4 million. Both Tarshop’s and Apsamedia’s operations consist primarily of lending and servicing activities related to the credit card offered to consumers at retail venues. Our Financial Operations and Others segment had assets of Ps. 1,255.0 million and Ps. 1,081.2 million as of June 30, 2014 and 2013, respectively, representing 17% and 19% of our total consolidated assets at such dates, respectively. Our Financial Operations and Others segment generated operating losses of Ps. (2.6) million and Ps. (4.9) for the financial years ended June 30, 2014 and 2013, respectively, representing 0%, of our consolidated operating income for such years.

Business Strategy

As a leading company in Argentina dedicated to acquiring, developing and managing real estate, we seek to (i) generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, (iii) increase the productivity of our land reserves and enhance the margins of our Development and sale of properties segment through partnerships with other developers, and (iv) look for opportunities abroad offering capital gain potential.

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

Office and other.

Since the Argentine economic crisis in 2001 and 2002, there has been limited investment in high-quality office buildings in the City Buenos Aires and, as a result, we believe there is currently substantial demand for those desirable office spaces. We seek to purchase and develop premium office buildings in strategically-located business districts in the City of Buenos Aires and other strategic locations that we believe offer return and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to consider on a selective basis new opportunities to acquire or construct new rental office buildings.

Sales and Development.

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

International.

In this segment, we seek investments that represent an opportunity of capital appreciation potential in the long term. After the international financial crisis in 2008, we took advantage of the price opportunity in the real estate sector in the United States and invested in two office buildings in Manhattan, New York (for more information, see “Recent Developments”). We have 74.5% of the office building located at Madison Avenue in the City of New York and 49.9% interest in a U.S. company, whose main asset is the so-called “Lipstick Building” an office building located in the City of New York. In addition, jointly with subsidiaries, we hold 34% of Supertel voting rights (NASDAQ: SPPR) and we have recently acquired, through Dolphin Fund, an indirect interest in IDBD amounts to 23%, a large and diversified company in Israel, which participates, through its subsidiaries, in numerous markets and industry sectors, including real estate, retail, agricultural industry, insurance, telecommunications, etc. We intend to continue evaluating -on a selective basis- investment opportunities outside Argentina as long as they offer attractive investment and development options.

Financial Operations and Other.

We keep our investment in Banco Hipotecario, the main mortgage-lending bank in Argentina, as we believe that we are able to reach good synergies in the long term with a developed mortgage market.

Overview

Shopping Centers We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo. As of June 30, 2014, Alto Palermo operated and owned majority interests in thirteen shopping centers, six of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires), two of which are located in the greater Buenos Aires metropolitan area (Alto Avellaneda and Soleil Premium Outlet) and the other ones are located in the Argentine provinces: Alto Noa in the City of Salta, Province of Salta, Alto Rosario in the City of Rosario, Province of Santa Fe, Mendoza Plaza in the City of Mendoza, Province of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Province of Córdoba and La Ribera Shopping in the City of Santa Fe, Province of Santa Fe.

As of June 30, 2014, we own 95.71% of Alto Palermo. The remaining common shares are held by the investor public and traded on the BASE and the ADRs are listed and traded on the Nasdaq under the symbol “APSA.”

As of June 30, 2014, Alto Palermo’s shopping centers comprised a total of 311,232 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants). For fiscal year 2014, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 98.4%.

We centralized management of our shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following tables show certain information concerning our subsidiary APSA’s shopping centers as of June 30, 2014:

	Date of	Leasable Area	APSA’s Interest	Occupancy Rate	Accumulated Annual Rental Income as of fiscal year ended (4)			Book Value in thousands of Ps.)
2	Acquisition	sqm (1)	(3)	(2)	2014	2013	2012	(5)
Shopping Centers (6)
Alto Palermo	Nov-97	19,354	100.00%	98.90%	344,291	269,921	220,714	258,200
Abasto Shopping (7)	Jul-94	38,026	100.00%	99.40%	340,073	276,685	222,314	273,575
Alto Avellaneda	Dec-97	36,565	100.00%	99.50%	245,248	190,470	159,309	134,822
Alcorta Shopping	Jun-97	15,113	100.00%	99.80%	168,331	126,950	101,018	103,065
Patio Bullrich	Oct-98	11,738	100.00%	99.60%	125,120	103,159	90,086	116,539
Alto Noa	Mar-95	19,157	100.00%	99.70%	58,421	47,047	39,300	31,638
Buenos Aires Design	Nov-97	14,592	53.68%	92.30%	50,244	42,432	36,361	15,722
Alto Rosario (7)	Nov-04	29,516	100.00%	97.00%	154,911	123,510	97,656	119,968
Mendoza Plaza	Dec-94	41,108	100.00%	95.00%	120,086	101,419	81,822	107,509
Dot Baires Shopping	Nov-06	46,707	80.00%	99.70%	229,833	189,271	150,503	421,430
Córdoba Shopping Villa Cabrera	Dec-06	15,881	100.00%	99.80%	71,751	58,359	47,160	64,951
Soleil Premium Outlet	Jul-10	15,190	100.00%	100.00%	69,637	45,039	34,564	88,634
La Ribera Shopping	Sep–11	8,285	50.00%	99.60%	15,163	11,910	3,833	18,242
TOTAL GENERAL		311,232	-	98.40%	1,993,109	1,586,172	1,284,640	1,754,295
Notes:
(1) Total leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area on the last day of the period.
(3) APSA’s effective interest in each of its business units. we have a 95.71% interest in APSA.
(4) Corresponds to total leases, consolidated according to IFRS.
(5) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Does not include construction works in progress.

(6) Through APSA.
(7) Excludes Museo de los Niños (3,762 in Abasto and 1,261 in Alto Rosario).

Tenant Retail Sales

The following table sets forth the total tenant retail sales in Pesos at the shopping centers in which we had an interest for the periods shown:

	As of June 30,
	2014	2013	2012
	(In Ps.)
Abasto	2,446,997,551	1,938,965,132	1,537,349,000
Alto Palermo	2,111,249,238	1,609,773,862	1,304,634,155
Alto Avellaneda	2,333,762,931	1,868,830,321	1,466,931,540
Alcorta Shopping	1,120,402,020	822,651,597	667,798,781
Patio Bullrich	689,311,961	548,286,452	498,544,904
Alto Noa	766,089,634	609,218,016	500,371,767
Buenos Aires Design	272,169,880	241,540,767	235,770,387
Mendoza Plaza	1,514,674,749	1,206,715,176	929,143,182
Alto Rosario	1,378,320,900	1,060,232,481	825,191,098
Córdoba Shopping- Villa Cabrera	546,648,096	432,900,243	340,253,887
Dot Baires Shopping	2,008,327,638	1,566,630,421	1,271,165,087
Soleil Premium Outlet Shopping	663,955,200	366,388,926	254,050,011
La Ribera Shopping	280,840,891	209,884,472	135,223,709
Total Sales (1)(2)	16,132,750,689	12,482,017,866	9,966,427,508

Notes:
(1)
Retail sales based upon information provided to us by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.

(2)	Excludes sales from the booths and spaces used for special exhibitions.

Expiration of Lease Agreements

The following table shows a schedule of lease expirations for our shopping center properties in place as of June 30, 2014, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Agreements Expiration as of June 30:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2015	619	103,462.2	33%	236,305,177.3	36%
2016	432	68,671.3	22%	197,778,128.9	30%
2017	333	46,914.5	15%	147,003,680.8	21%
2018 and subsequent years	91	92,183.9	30%	84,157,022.6	13%
Total (2)	1,475	311,231.9	100%	665,244,009.6	100%

(1)	Does not include vacant stores as of June 30, 2014. A lease agreement may be linked to one or more remises.
(2)	Includes the basic rental income amount. Does not give effect to our ownership interest in each property.

New Agreements and Renewals:

The following table shows certain Information about lease agreements as of June 30, 2014:

			Annual Admission	Average Annual Base Rent per sqm (Ps.)	Average Annual Base Rent per sqm (Ps.)	Number of non-	Non-renewed agreements (1) Annual Base
Type of Business	Number of Agreements	Annual Base Rent Amount (Ps.)	Rights Amount (Ps.)	New and renewed	Former agreements	renewed agreements (1)	Rent Amount (Ps.)
Clothes and footwear	330	136,723,416.6	38,633,825.8	3,786.2	2,814.2	509	244,679,266.3
Restaurant	81	26,658,275.1	4,140,477.6	2,899.6	2,530.1	109	37,510,553.7
Entertainment	8	6,066,000.0	746,250.0	475.0	426.7	18	11,404,763.8
Home	60	29,496,131.1	5,029,232.0	2,334.8	1,861.7	76	43,767,887.5
Services	19	5,280,000.0	1,144,097.3	3,213.8	2,405.2	31	7,500,799.1
Miscellaneous	75	28,018,088.0	7,727,992.2	2,918.5	2,329.8	125	88,138,828.4
Total	573	232,241,910.8	57,421,874.9	2,833.9	2,214.2	868	433,002,098.8

(1) Does not include vacant stores as of June 30, 2014.

Occupancy Rate

The following table shows the occupancy rate of each shopping center during fiscal years ended June 30, 2014 and 2013:

	As of June 30,
	2014	2013
Abasto	99.4%	99.8%
Alto Palermo	98.9%	98.4%
Alto Avellaneda	99.5%	99.9%
Alcorta Shopping	99.8%	99.8%
Patio Bullrich	99.6%	99.7%
Alto Noa	99.7%	99.7%
Buenos Aires Design	92.3%	99.0%
Mendoza Plaza	95.0%	97.7%
Alto Rosario	97.0%	97.1%
Córdoba Shopping Villa Cabrera	99.8%	100.0%
Dot Baires Shopping	99.7%	99.4%
Soleil Premium Outlet	100.0%	100.0%
La Ribera Shopping	99.6%	97.7%
Weighted Average	98.4%	99.1%

Rental Price

The following table shows the annual accumulated rental price in pesos per square meter for the fiscal years ended June 30, 2014, 2013 and 2012:

	Fiscal Year ended June 30, (1)
	2014	2013	2012
	(in Ps.)
Abasto	8,943.2	7,337.5	5,895.2
Alto Palermo	17,789.4	14,442.2	11,802.1
Alto Avellaneda	6,707.2	5,155.8	4,312.3
Alcorta Shopping	11,138.5	8,977.5	7,161.0
Patio Bullrich	10,659.6	8,829.8	7,710.3
Alto Noa	3,049.4	2,457.9	2,064.3
Buenos Aires Design	3,443.2	3,086.9	2,640.8
Mendoza Plaza	2,921.2	2,401.2	1,937.2
Alto Rosario	5,248.4	4,460.2	3,526.5
Córdoba Shopping Villa Cabrera	4,518.1	3,863.4	3,104.6
Dot Baires Shopping	4,920.7	3,806.8	3,038.8
Soleil Premium Outlet Shopping	4,584.5	3,309.5	2,349.3
La Ribera Shopping	1,830.1	1,421.5	497.1

(1)	Corresponds to annual accumulated rental income consolidated according to IFRS divided by gross leasable square meters.

Depreciation

Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

New Agreements and Renewals:

The following table shows certain Information about lease agreements as of June 30, 2014:

Type of Business	Number of Agreements	Annual Base Rent Amount (Ps.)	Annual Admission Rights Amount (Ps.)	Average Annual Base Rent per sqm (Ps.) New and renewed	Average Annual Base Rent per sqm (Ps.) Former agreements	Number of non-renewed agreements (1)	Non-renewed agreements (1) Annual Base Rent Amount (Ps.)
Clothes and footwear	330	136,723,416.60	38,633,825.80	3,786.20	2,814.20	509	244,679,266.30
Restaurant	81	26,658,275.10	4,140,477.60	2,899.60	2,530.10	109	37,510,553.70
Entertainment	8	6,066,000.00	746,250.00	475	426.7	18	11,404,763.80
Home	60	29,496,131.10	5,029,232.00	2,334.80	1,861.70	76	43,767,887.50
Services	19	5,280,000.00	1,144,097.30	3,213.80	2,405.20	31	7,500,799.10
Miscellaneous	75	28,018,088.00	7,727,992.20	2,918.50	2,329.80	125	88,138,828.40
Total	573	232,241,910.80	57,421,874.90	2,833.90	2,214.20	868	433,002,098.80

(1) Does not include vacant stores as of June 30, 2014.

Principal Terms of Alto Palermo’s Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Alto Palermo’s lease agreements are generally denominated in Pesos.

Leasable space in Alto Palermo’s shopping centers is marketed through an exclusive arrangement with its real estate broker, Fibesa S.A. (“Fibesa”). Alto Palermo has a standard lease agreement, the terms and conditions of which are described below, which it uses for most tenants. However, Alto Palermo’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 24% each year on an annual and cumulative basis as from the thirteenth (13th) month of the lease effective term. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index.

In addition to rent, Alto Palermo charges most of its tenants an admission rights fee, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal, which is negotiated with each of the tenants. The admission rights fee is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo’s consent.

Alto Palermo is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. Alto Palermo also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to payment of the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. Alto Palermo determines this percentage based on several factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

Alto Palermo carries out promotional and marketing activities to increase visits to its shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by Alto Palermo. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent or Percentage Rent, as applicable), in addition to rent and expense payments. Alto Palermo may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. Alto Palermo also may require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

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

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of our shopping center revenues expressed in millions of Pesos for our fiscal years ended June 30, 2014, 2013 and 2012:

	Type of Business
	2014	2013	2012
Anchor Store	1,098.4	869.5	708.2
Clothes and footwear	7,940.2	6,149.9	4,932.8
Entertainment	546.5	461.5	351.5
Home	3,012.9	2,322.6	1,795.6
Restaurant	1,476.8	1,161.5	937.4
Miscellaneous	1,922.3	1,438.2	1,186.2
Services	135.7	78.8	54.7
Total	16,132.8	12,482.0	9,966.4

Additional Information About Alto Palermo’s Shopping Centers

Set forth below is a brief description of each of Alto Palermo’s shopping centers

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 145-store shopping center that opened in 1990 and is located in the densely populated middle-income neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access at the junction of Avenues Santa Fe and Coronel Díaz. Alto Palermo Shopping has a total constructed area of 65,029 square meters (including parking lot) that consists of 19,354 sqm of gross leasable area. The shopping center has a food court with 20 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars for a fee over an area of 32,405 square meters. The shopping center target customer is a middle-income shopper aged 28 to 40.

In the fiscal year ended on June 30, 2014, Alto Palermo had nominal retail sales for approximately Ps. 2,111.2 million, 31.2% higher than the invoiced amount in the same period of the previous fiscal year. Sales per square meter reached Ps. 109,087.8. Total rental income increased from about Ps. 269.9 million for fiscal year ended June 30, 2013 to Ps. 344.3 million for fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 14,442.2 in 2013 and Ps. 17,789.4 in 2014. As of June 30, 2014, its occupancy rate was 98.9%.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 141-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. This shopping center is located near a railway station and close to downtown Buenos Aires City. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking lot) that includes 36,565 sqm of gross leasable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, a 19-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leasable area) acquired the space it occupies, but it pays a pro-rata share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters. Alto Avellaneda’s target customer is a middle-income shopper aged 16 to 30.

In the fiscal year ended June 30, 2014, Alto Avellaneda had nominal retail sales for approximately Ps. 2,333.8 million, which represents a year-on-year growth of 24.9%. Sales per square meter were Ps. 63,825.71. Total rental income increased from Ps. 190.5 million for fiscal year ended June 30, 2013 to Ps. 245.2 million for fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 5,155.8 in 2013 and Ps. 6,707.2 in 2014. As of June 30, 2014, its occupancy rate was 99.5%.

Paseo Alcorta, City of Buenos Aires. Alcorta Shopping is a 107-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Alcorta Shopping has a total constructed area of approximately 87,553.8 square meters (including parking lot) that consists of 15,113 square meters of gross leasable area. Alcorta Shopping has a 12-restaurant food court and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. It is a three-level shopping center that includes a parking lot that charges a fee (as from June 2008) with approximately 1,300 spaces. The shopping center target customer is a high-income shopper aged 34 to 54.

In the fiscal year ended June 30, 2014, Paseo Alcorta had nominal retail sales for approximately Ps. 1,120.4 million, which represents fiscal year sales for approximately Ps. 74,137.24 per square meter and a year-on-year growth of 36.2%. Total rental income increased from approximately Ps. 126.9 million in fiscal year ended June 30, 2013 to Ps. 168.3 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 8,977.5 in 2013 and Ps. 11,138.5 in 2014. As of June 30, 2014, its occupancy rate was 99.8%.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 171-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by Carlos Gardel subway station; it is six blocks away from Once railway terminal station and near to the highway to Ezeiza International Airport. Abasto Shopping opened on November 10, 1998. Our investment in Abasto amounted to US$ 111.6 million. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center (including parking lot and common areas), with approximately 38,026 square meters of gross leasable area (41,788 sqm including Museo de los Niños). Abasto is ranked 4 in terms of gross leasable area in Argentina. The shopping center is near Torres de Abasto, our apartment complex, and Coto supermarket.

Abasto Shopping has a 27-restaurant food court, a 12-screen movie theatre complex seating approximately 3,100 people, covering a surface area of 8,021 sqm, entertainment area and Museo de los Niños with a surface area of 3,762 sqm (not included within the gross leasable area). The shopping center is distributed in five stories and includes a parking lot for 1,200 vehicles with a surface area of 40,169 sqm.

Abasto Shopping’s target customer is a middle-income shopper aged 25 to 45, that in our opinion, represents an important portion of the population in this area of the City of Buenos Aires.

In the fiscal year ended June 30, 2014, Abasto had nominal retail sales for approximately Ps. 2,447.0 million, 26.2% higher than the sales recorded in the same period of the previous fiscal year. Sales per square meter were approximately Ps. 64,350.8. Total rental income increased from approximately Ps. 276.7 million in fiscal year ended June 30, 2013 to Ps. 340.1 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 7,337.5 in 2013 and Ps. 8,943.2 in 2014. As of June 30, 2014, its occupancy rate was 99.4%.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 83-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

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

Patio Bullrich has a total constructed area of 29,982 square meters (including parking lot) that consists of 11,738 sqm of gross leasable area and common areas consisting of 12,472 square meters. The shopping center includes a four-screen multiplex movie theatre seating 1,381 people and an 11-store food court. The four-story shopping center has a parking lot that charges a fee with 215 spaces over an area of 4,825 square meters. Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its target customer consists of high-income individuals.

In the fiscal year ended June 30, 2014, Patio Bullrich had nominal retail sales for approximately Ps. 689.3 million, which represents annual sales for approximately Ps. 58,726.12 per square meter. Total rental income increased from approximately Ps. 103.2 million in fiscal year ended June 30, 2013 to Ps. 125.1 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 8,829.8 in 2013 and Ps. 10,659.6 in 2014. As of June 30, 2014, its occupancy rate was 99.6%.

Alto Noa, Salta, City of Salta. Alto Noa is a 89-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 19,158 square meters of gross leasable area. Alto Noa has a food court with 14 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping center occupies one floor and has a free parking lot for 551 cars. Alto Noa’s target customer is a middle-income shopper aged 28 to 40.

In the fiscal year ended June 30, 2014, Alto Noa had nominal retail sales for approximately Ps. 766.1 million, which represents period sales for approximately Ps. 39,988.0 per square meter. Total rental income increased from approximately Ps. 47.0 million in fiscal year ended June 30, 2013 to Ps. 58.4 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 2,457.9 in 2013 and Ps. 3,049.4 in 2014. As of June 30, 2014, its occupancy rate was 99.7%.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 63-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.68% interest in Emprendimiento Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zones in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 sqm (including parking) that consists of 14,592 sqm of gross leasable area. The shopping center has 10 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot. Buenos Aires Design’s target customer consists of upper-middle income individuals between the ages of 25 and 45.

In the fiscal year ended June 30, 2014, Buenos Aires Design had nominal retail sales for approximately Ps. 272.2 million, which represents approximately Ps. 18,651.53 per square meter. Total rental income increased from approximately Ps. 42.4 million in fiscal year ended June 30, 2013 to Ps. 50.2 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 3,086.9 in 2013 and Ps. 3,443.2 in 2014. As of June 30, 2014, its occupancy rate was 92.3%.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a 145-store shopping center located in the City of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters (including parking), which consists of 29,516 square meters of gross leasable area (excluding Museo de los Niños). Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art screens. The shopping center occupies one floor and has a free parking lot for 1,736 cars. Alto Rosario’s target customer consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2014, the Alto Rosario had nominal retail sales for approximately Ps. 1,378.3 million, which represents a year-on-year growth of 30.0%. Sales per square meter were approximately Ps. 46,697.8. Total rental income increased from approximately Ps. 123.5 million in fiscal year ended June 30, 2013 to Ps. 154.9 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 4,460.2 in 2013 and Ps. 5,248.4 in 2014. As of June 30, 2014, its occupancy rate was 97.0%.

Mendoza Plaza Shopping, Mendoza, City of Mendoza. Mendoza Plaza is a 146-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. The City of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza Shopping consists of 41,108 square meters of gross leasable area and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, the Chilean department store Falabella, a food court with 18 restaurants, an entertainment center and a supermarket, which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars. Mendoza Plaza’s target customer consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2014, Mendoza Plaza had nominal retail sales for approximately Ps. 1,514.7 million, which represents a year-on-year growth of 25.5%. Sales per square meter were approximately Ps. 36,846.1. Total rental income increased from approximately Ps. 101.4 million in fiscal year ended June 30, 2013 to Ps. 120.1 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 2,401.2 in 2013 and Ps. 2,921.2 in 2014. As of June 30, 2014, its occupancy rate was 95.0%.

Córdoba Shopping, Villa Cabrera, City of Córdoba. Córdoba Shopping Villa Cabrera is a 106-store commercial center with a covered area of 35,000 square meters, consisting of 15,881 square meters of gross leasable area located in Villa Cabrera, City of Córdoba. It has a 12-screen movie theatre complex and a parking lot for 1,500 vehicles.

In the fiscal year ended June 30, 2014, Córdoba Shopping had nominal retail sales for approximately Ps. 546.6 million, which represents a year-on-year growth of 26.3%. Sales per square meter were approximately Ps. 34,421.6. Total rental income increased from Ps. 58.4 million in fiscal year ended June 30, 2013 to Ps. 71.7 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 3.863.4 in 2013 and Ps. 4,518.1 in 2014. As of June 30, 2014, its occupancy rate was 99.8%.

Dot Baires Shopping, City of Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, out of which 46,707 constitute Gross Leasable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles.

Dot Baires Shopping is located in the Saavedra neighborhood, at the junction of Av. General Paz and the Panamerican Highway and it is the largest shopping center in the City of Buenos Aires in terms of square meters. As of June 30, 2014, our equity interest in Pamsa was 80%.

In the fiscal year ended June 30, 2014, Dot Baires had nominal retail sales for approximately Ps. 2,008.3 million, which represents fiscal year sales for approximately Ps. 42,998.4 per square meter. Total rental income increased from approximately Ps. 189.3 million in fiscal year ended June 30, 2013 to Ps. 229.8 million in fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 3,806.8 in 2013 and Ps. 4,920.7 in 2014. As of June 30, 2014, its occupancy rate was 99.7%.

Soleil Premium Outlet, Greater Buenos Aires. Soleil Premium Outlet is a shopping center that has been managed by us since 2010. As from April 2013, as a result of its refurbishment and reengineering and a strong advertising campaign, it was renamed Soleil Premium Outlet. At present, it has a surface area of 48,313 square meters, 15,190 square meters of which are gross leasable area, and we are authorized to build more than 9,697 square meters. It comprises 78 stores and 2,335 parking spaces. Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina more than 25 years ago and it is the first Premium Outlet in the country.

In the fiscal year ended June 30, 2014, Soleil Premium Outlet had nominal retail sales for approximately Ps. 664.0 million, which represents period average sales for approximately Ps. 43,710.9 per square meter and a year-on-year growth of 81.2% in invoicing. Total rental income increased from approximately Ps. 45.0 million in fiscal year ended June 30, 2013 to Ps. 69.6 million for fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 3,309.5 in 2013 and Ps. 4,584.5 in 2014. As of June 30, 2014, its occupancy rate was 100%.

La Ribera Shopping, City of Santa Fe. La Ribera Shopping has a surface area of 43,219 square meters, comprising 50 retail stores and a 7 2D and 3D-screen multiplex cinema, the last one was opened in August 2012 with state-of-the-art sound and imaging technology. It also comprises a 510-square meter cultural center and 24,553 square meters in outdoor areas and free parking space. Its gross leasable area is approximately 8,378 square meters.

The shopping center is strategically located within the Port of Santa Fe, the most developed area in terms of real estate in the City of Santa Fe, 27 km away from the City of Paraná and 96 km away from the City of Rafaela. Its influence area represents a potential market consisting of over one million people.

In the fiscal year ended June 30, 2014, La Ribera Shopping had nominal retail sales for approximately Ps. 280.8 million, which represents period average sales for approximately Ps. 33,895.5 per square meter. Total rental income increased from Ps. 11.9 million in fiscal year ended June 30, 2013 to Ps. 15.2 million for the fiscal year ended June 30, 2014, which represents annual revenues per gross leasable square meter of Ps. 1,421.5 in 2013 and Ps. 1,830.1 in 2014. As of June 30, 2014, its occupancy rate was 99.6%.

Competition

Shopping Centers

Because most of our shopping centers are located in highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location (1)	Gross Leasable Area	Stores	National GLA Percentage (2)	Stores Percentage (2)
APSA
	Abasto de Buenos Aires (7)	CABA	41,788	171	2.49%	2.71%
	Alto Palermo Shopping	CABA	19,354	145	1.16%	2.30%
	Buenos Aires Design (3)	CABA	14,592	63	0.87%	1.00%
	Dot Baires Shopping (5)	CABA	46,707	153	2.79%	2.42%
	Alcorta Shopping (4)	CABA	15,113	107	0.90%	1.70%
	Patio Bullrich	CABA	11,738	83	0.70%	1.32%
	Córdoba Shopping (4)	Córdoba	15,881	106	0.95%	1.68%
	Alto Avellaneda (4)	GBA	36,565	141	2.18%	2.23%
	Mendoza Plaza Shopping (4)	Mendoza	41,108	146	2.45%	2.31%
	Alto Rosario (7)	Rosario	30,776	145	1.84%	2.30%
	Alto Noa (4)	Salta	19,158	89	1.14%	1.41%
	La Ribera Shopping (6)	Santa Fe	8,285	50	0.49%	0.79%
	Soleil (4)	GBA	15,190	78	0.91%	1.24%
	Subtotal		316,254	1,477	18.87%	23.41%
Cencosud S.A. (4)
	Subtotal		617,924	1,438	36.87%	22.76%
Other
Operators
	Subtotal		741,295	3,396	44.27%	53.82%
Total			1,675,473	6,311	100%	100%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the City of Buenos Aires.

(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3)	The effective interest held by APSA, the company that operates the concession of this building, is 53.684 % in ERSA.
(4)	Includes total leasable area occupied by supermarkets and hypermarkets.
(5)	The interest held by APSA is 80% in Pamsa.
(6)	The interest held by APSA is 50% in NPSF.
(7)	Includes Museo de los Niños.

Source: Argentine Chamber of Shopping Centers

Seasonality

Our Shopping Centers business is subject to seasonality, which affects the level of our tenants’ sales. During summer holidays in South America (January and February) our tenants’ sales go through the lowest period in terms of sales, as compared to winter holidays (July) and December (Christmas), when our tenants’ sales reach optimum levels in the fiscal year. Clothing stores generally change their collections in spring and autumn, positively affecting our shopping centers’ sales. Sales at discount prices at the end of each season also impact on our business.

Offices and Other

Overview

We are engaged in the acquisition, development and management of office buildings and other rental properties in Argentina. As of June 30, 2014, we directly and indirectly owned interests in office and other rental properties in Argentina, which comprised 245,917 square meters of gross leasable area. Out of these properties, 11 were office properties, which comprised 122,470 square meters of gross leasable area. For fiscal year 2014, we had revenues from Offices and other non-shopping center rental properties of Ps. 341 million. During October 2014, we sold five floors of Bouchard 551 which comprised 6,470 square meters of gross leasable area, for more information please see “Recent Developments”.

All our office rental properties in Argentina are located in the City of Buenos Aires. For the year ended June 30, 2014, the average occupancy rate for all our properties in the Offices and Other segment was approximately 97.5%.

Management

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

Leases

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

Properties

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties:

	Date of	Gross Leasable		IRSA’s Effective	Monthly Rental Income (in thousands of	Annual accumulated rental income over fiscal years Ps./000(4)			Book Value (in thousands
	Acquisition	Area (sqm) (1)	Occupancy (2)	Interest	Ps.) (3)	2014	2013	2012	of Ps.)
Offices
Edificio República	04/28/08	19,884	94.0%	100%	3,920	61,143	45,381	36,724	200,755
Torre BankBoston	08/27/07	14,873	100.0%	100%	3,581	36,699	34,732	30,643	142,085
Bouchard 551 (10)	03/15/07	7,592	100.0%	100%	1,854	27,069	42,740	39,626	60,893
Intercontinental Plaza	11/18/97	22,535	100.0%	100%	3,824	54,137	43,216	35,676	65,934
Bouchard 710	06/01/05	15,044	99.8%	100%	3,411	42,780	32,825	26,390	61,354
Dique IV, Juana Manso 295	12/02/97	11,298	94.4%	100%	2,333	30,748	23,262	20,405	55,100
Maipú 1300	09/28/95	7,655	87.3%	100%	1,344	22,967	21,471	19,124	23,990
Libertador 498	12/20/95	620	100.0%	100%	175	3,241	3,077	5,256	3,257
Suipacha 652/64	11/22/91	11,453	100.0%	100%	1,237	17,319	11,672	9,893	8,432
Madero 1020	12/21/95	-	-	100%	2	24	24	31	134
Dot Building (8)	11/28/06	11,242	100.0%	96%	1,757	27,090	18,707	12,673	97,967
Other Offices (5)	N/A	274	-	N/A	-	5,000	4,023	9,196	364
Subtotal Offices		122,470	97.5%	N/A	23,438	328,217	281,130	245,637	720,265

Other Properties
Commercial Properties (6)	N/A	312	-	N/A	-	20	119	61	726
Museo Renault	12/06/07	-	-	100%	-	-	-	1	-
Santa María del Plata S.A.	07/10/97	60,100	100.0%	100%	309	4,293	3,804	1,594	12,504
Nobleza Picardo (9)	05/31/11	45,587	100.0%	50%	802	8,238	7,117	8,114	10,205
Other Properties (7)	N/A	17,448	100.0%	N/A	387	94	185	108	67,952
Subtotal Other Properties		123,447	99.7%	N/A	1,498	12,645	11,225	9,878	91,387

Total Offices and Other (7)		245,917	98.6%	N/A	24,936	340,862	292,355	255,515	811,652

Notes:
(1) Total leasable area for each property as of 06/30/14. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leasable area as of 06/30/14.
(3) Agreements in force as of 06/30/14 for each property were computed.
(4) Corresponds to total consolidated rents.
(5) Includes the following properties: Rivadavia 2774, Costeros Dique IV, Avenida de Mayo 595, Libertador 602, Dock del Plata and Bolívar 108.
(6) Includes the following properties: Constitución 1111, Casona de Abril and others
(8) Includes the following properties: Constitución 1159 (fully sold on May 6, 2014), Canteras Natal Crespo (fully sold on June 30, 2013) and Ocampo parking space, Ferro, DOT Adjoining Plot.
(8) Through APSA.
(9) Through Quality Invest S.A.
(10) During October, 2014, we sold five floors of Bouchard 551, for more information please see “Recent Developments”.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2014, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

		As of June 30,
Year of expiration	Number of Leases	Surface area subject to expiration (sqm)	Percentage subject to expiration	Amount (Ps.)	Percentage of Leases
2015	21	25,499	11%	45,507,456	14%
2016	52	39,078	16%	83,692,324	26%
2017	38	37,904	16%	74,019,528	23%
2018+	60	139,688	58%	118,898,287	37%
Total	171	242,170	100%	322,117,594	100%

• Includes Offices, the lease agreement of which has not yet been renewed as of June 30, 2014.
• Does not include vacant leased square meters.
• Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage (1) as of the end of fiscal years ended June 30, 2014 and 2013:

	Occupancy Percentage(1)
	2014	2013
Offices
Edificio República	94.0%	95.2%
Torre BankBoston	100.0%	100.0%
Bouchard 551 (3)	100.0%	100.0%
Intercontinental Plaza	100.0%	100.0%
Bouchard 710	99.8%	100.0%
Dique IV, Juana Manso 295	94.4%	94.4%
Maipú 1300	87.3%	97.3%
Libertador 498	100.0%	100.0%
Yacht V and VI (1)	-	100.0%
Suipacha 652/64	100.0%	89.9%
DOT Building	100.0%	100.0%
Other (2)	99.5%	99.3%
Subtotal Offices	98.6%	98.3%

(1)	Leased surface area in accordance with agreements in effect as of June 30, 2014 and 2013 considering the total leasable office area for each year.
(2)
Includes the following properties:Av. de Mayo 595, Av. Rivadavia 2774, Costero Dique IV (fully sold), Madero 1020, Santa Maria del Plata, Nobleza Piccardo, Constitución 1159 (fully sold), Constitución 1111, Ferro.

(3)	During October 2014, we sold five floors of Bouchard 551, for more information please see “Recent Developments”.

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2014, 2013 and 2012.

Annual average income per surface area as of June 30(1).

	Annual income per surface area (1) (Ps./sqm)
	2014(2)	2013(2)	2012(2)
Offices
Edificio República	3,075	2,282	1,847
Torre BankBoston	2,467	2,335	2,060
Bouchard 557	3,565	3,538	1,695
Intercontinental Plaza	2,402	1,918	1,583
Bouchard 710	2,844	2,186	1,758
Dique IV, Juana Manso 295	2,722	2,059	1,806
Maipú 1300	3,000	2,284	1,860
Libertador 498	5,227	4,963	2,122
Suipacha 652/64	1,512	1,019	864
DOT Building	2,410	1,664	1,127
Others(3)	143	193	131

(1)	Calculated considering annual leases to total leasable office area, in accordance with our percentage of ownership in each building as of June 30 of each fiscal year.
(2)	Leasable square meters vary depending on the rent availability of land reserves(Santa Maria del Plata, Nobleza Piccardo, Ferro, etc.)
(3)
Includes the following properties:Av. de Mayo 595, Av. Rivadavia 2774, Costero Dique IV (fully sold), Madero 1020, Santa Maria del Plata, Nobleza Piccardo, Constitución 1159 (fully sold), Constitución 1111, and Ferro.

New agreements and renewals:

The following table sets forth certain Information on lease agreements as of June 30, 2014:

Property	Number of Agreements(1)(5)	Annual Rental income (2)	Rental income per sqm New and Renewed (3)	Previous rental income per sqm (3)	No. of non- renewed agreements	Non-renewed agreements Annual rental income (4)
Maipú 1300	5.0	5,592,181.1	137.3	148.7	2.0	1,222,978.6
Av. Libertador 498	-	-	-	-	-	-
Costero Dique IV	-	-	-	-	-	-
Intercontinental	14.0	27,373,736.69	127.1	94.7	-	-
Bouchard 710	4.0	4,182,011.4	168.5	143.6	1.0	120,000.0
Bouchard 557	4.0	17,886,653.8	145.4	-	-	-
Della Paolera 265	6.0	9,693,642.6	164.9	108.9	-	-
Edificio República	9.0	22,793,022.0	156.0	126.2	4.0	8,113,685.6
Juana Manso 295	2.0	18,834,410.6	151.6	-	-	-
DOT Building	-	-	-	-	-	-
Constitución 1159	1.0	179,356.8	7.2	-	-	-
Suipacha 664	3.0	4,832,284.1	78.4	-	-	-
Total Offices	48.0	111,367,299.2	135.9	117.8	7.0	9,456,663.7

(1)	Includes new and renewed agreements executed in fiscal year 2014.
(2)	Agreements expressed in US dollars converted into pesos at the exchange rate prevailing in the initial month of the agreement multiplied by 12 months.
(3)	Monthly value.
(4)	Agreements expressed in US dollars converted into pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5)	Does not include agreements of parking spaces, antennas or terrace space.

Additional Information About Our Office Properties

Below is information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Edificio República, City of Buenos Aires.

This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur, among others) is a unique premium office building in downtown of the City of Buenos Aires and adds approximately 19,884 gross leasable square meters to our portfolio distributed in 20 floors. The main tenants include, Deutsche Bank, Estudio Beccar Varela, BASF Argentina S.A., Enap Sipetrol Argentina S.A., Facebook Argentina S.R.L.

Torre BankBoston, City of Buenos Aires.

The Torre Bank Boston is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. We have a 48.5% ownership interest in that building. At present, its main tenants are Exxon Mobile and Kimberley Clark de Argentina.

Bouchard 551, City of Buenos Aires.

Bouchard 551, known as “Edificio La Nación”, is an office building we acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 444 units. We have approximately 7,590 leasable square meters in the building and our main tenants include Price Waterhouse & Co. and AS. EM. S.R.L. During October 2014, we sold five floors of Bouchard 551, for more information please see “Recent Developments”.

Intercontinental Plaza, City of Buenos Aires.

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building, which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., Cresud, Alto Palermo, Technology Solutions de Arg. S.A. and Industrias Pugliese S.A.

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

Bouchard 710, City of Buenos Aires.

Bouchard 710 is an office building acquired by us in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Sibille S.C. (KPMG), Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A. and Chubb Argentina de Seguros S.A and Booking.com S.A.

Maipú 1300, City of Buenos Aires.

Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, one of the most important public transportation hubs of the City of Buenos Aires, connecting rail, subway and bus transportation. We own 7,650 sqm, with an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Verizon Argentina S.A., PPD Argentina S.A. and TV Quality SRL.

Suipacha 652/64, City of Buenos Aires.

Suipacha 652/64 is a 7-story office building located in the office district of the City of Buenos Aires. We own the entire building and 70 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (“OSDE”) and Tarshop.

Libertador 498 Building, City of Buenos Aires.

Libertador 498 Building is a 27-story office tower at the intersection of three of the most important means of access to the city. This location allows for easy access to the building from northern, western and southern Buenos Aires. We are owners of 1 story with an area of 620 sqm. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline.

Dot Building, City of Buenos Aires

Pamsa, a subsidiary of APSA, developed an office building with a gross leasable area of 11,241 sqm adjacent to Dot Baires Shopping. This building was opened in July 2010, which means our landing in the booming rental office corridor in the northern area of the City of Buenos Aires. As of June 30, 2014 the building’s occupancy rate was 100%. The principal tenants include General Electric International Inc., Mallinckrodt Medical Arg. Limited, Carrier and Boston Scientific Argentina S.A.

Other Office Properties.

We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or floors in buildings. These properties include Suipacha 664.

Retail and Other Properties.

Our portfolio of rental properties as of June 30, 2014 includes 4 non-shopping center leasable properties that may be leased as shops on streets, a lot in industrial premises, undeveloped plots of land or other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Solares de Santa María, Constitución 1159 (fully sold on May 6, 2014), Madero 1020 and Rivadavia 2774.

Sale and Development of Properties and Land Reserves

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

In fiscal year ended June 30, 2014, revenues from the development and sale of properties segment amounted to Ps. 331.5 million, compared to Ps. 225.8 million posted in the fiscal year ended June 30, 2013.

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

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2014, 2013 and 2012:

		As of june 30,
Development	2014	2013	2012
Residential apartments
Caballito Nuevo (5)	986	6,983	9,248
Condominios I and II (1)	51,917	4,262	5,002
Horizons (4)	22,890	117,090	110,596
Other residential apartments (2)	44	811	371
Subtotal residential apartments	75,837	129,146	125,217
Residential communities
Abril (3)	1,750	1,113	-
El Encuentro (5)	7,944	11,698	10,260
Subtotal residential communities	9,694	12,811	10,260
Land reserve
Rosario Plot (1)	-	-	27,273
Canteras Natal Crespo	-	39	-
Neuquén(1)	13,390	-	-
Subtotal land reserves	13,390	39	27,273
TOTAL	98,921	141,996	162,750

(1)   Through APSA.
(2)   Includes the following properties: Torres Jardín, Alto Palermo Park (fully sold), and Barrio Chico.
(3)   Includes the sales of Abril’s shares.
(4)   Owned by Cyrsa.
(5)   Through IRSA.

Development	Company	Interest	Date of Acquisition	Surface area sqm	Area intended for sale sqm	Area intended for Construction sqm	Sold	Title deed executed	Location	Accumulated income as of June 2014	Accumulated income as of June 2013	Accumulated income as of June 2012	Book Value
Residential
Available for sale (5)
Condominios del Alto I	APSA	100%	04/30/1999	-	2,082	-	71%	67%	Santa Fe	2,614	4,262	5,002	956
Condominios del Alto II	APSA	100%	04/30/1999	-	5,009	-	96%	93%	Santa Fe	49,303	-	-	1,122
Caballito Nuevo	IRSA	100%	11/03/1997	-	8,173	-	98%	98%	CABA	986	6,983	9,248	279
Barrio Chico	IRSA	100%	03/01/2003	-	3,492	-	99%	99%	CABA	-	-	371	124
El Encuentro	IRSA	100%	11/08/1997	-	127,795	-	100%	99%	Buenos Aires	7,944	11,698	10,260	79
Abril Club de Campo – Lots (2)	IRSA	100%	01/03/1995	-	5,135	-	99%	99%	Buenos Aires	1,750	1,113	-	2,357
Abril Club de Campo - Casona (2)	IRSA	100%	01/03/1995	31,224	34,605	-	-	-	Buenos Aires	-	-	-	-
Torres Jardín	IRSA	100%	07/18/1996	-	-		-	-	CABA	44	-	-	-
Apartment Entre Rios 465/9	APSA	100%	-	-	-		-	-	Buenos Aires	-	-	-	1,400
Alto Palermo Park	APSA	100%	11/18/1997	-	-		-	-	CABA	-	811	-	-
Horizons (3)	IRSA	50%	01/16/2007	-	71,512	-	100%	98%	Buenos Aires	22,890	117,090	110,596	5,908
Pereiraola (Greenville)	IRSA	100%	04/21/2010	-	39,634	-	-	-	Buenos Aires	-	-	-	8,200
Intangible – Units to be received					-					-	-	-	-
Beruti (Astor Palermo) (1)	APSA	100%	06/24/2008	-	2,632	-	-	-	CABA	-	-	-	32,872
Caballito Manzana 35	IRSA	100%	10/22/1998	-	8,258	-	-	-	CABA	-	-	-	52,205
Subtotal Residential				31,224	308,327					85,531	141,957	135,477	105,502
Land Reserves
CONIL - Güemes 836 - Mz 99 and Güemes 902 - Mz 95	APSA	100%	07/19/1996	2,398	-	5,994	-	-	Buenos Aires	-	-	-	1,749
Neuquén –Hotel Plot	APSA	100%	07/06/1999	3,000	-	10,000	100%	100%	Neuquén	13,390	-	-	-
Isla Sirgadero	IRSA	100%	02/16/2007	8,360,000	-	-	-	-	Santa Fe	-	-	-	2,895
Pilar R8 Km 53	IRSA	100%	05/29/1997	74,828	-	-	-	-	Buenos Aires	-	-	-	1,550
Pontevedra	IRSA	100%	02/28/1998	730,994	-	-	-	-	Buenos Aires	-	-	-	918
Mariano Acosta	IRSA	100%	02/28/1998	967,290	-	-	-	-	Buenos Aires	-	-	-	804
Merlo	IRSA	100%	02/28/1998	1,004,987	-	-	-	-	Buenos Aires	-	-	-	638

Development	Company	Interest	Date of Acquisition	Surface area sqm	Area intended for sale sqm	Area intended for Construction sqm	Sold	Title deed executed	Location	Accumulated income as of June 2014	Accumulated income as of June 2013	Accumulated income as of June 2012	Book Value
Rosario Plot	APSA	100%	04/30/1999	-	-	-	100%	100%	Santa Fe	-	-	27,273	-
Zelaya 3102	IRSA	10%	07/01/2005	-	-	-	-	-	CABA	-	-	-	1,724
San Luis Plot	IRSA	50%	03/31/2008	3,250,523	-	-	-	-	San Luis	-	-	-	1,584
Subtotal Land Reserves				14,394,020	-	15,994				13,390	-	27,273	11,862
Future Developments
Mixed Used
UOM Lujan (1)	APSA	100%	05/31/2008	1,160,000	-	-	-	-	Buenos Aires	-	-	-	33,907
Canteras Natal Crespo	IRSA	-	-	-	-	-	-	-	Buenos Aires	-	39	-	-
Nobleza Picardo (1)	APSA	50%	05/31/2011	159,995	-	127,996	-	-	Buenos Aires	-	-	-	75,161
Puerto Retiro	IRSA	50%	05/18/1997	82,051	-	-	-	-	CABA	-	-	-	51,343
Solares Santa María (4)	IRSA	100%	07/10/1997	716,058	-	-	-	-	CABA	-	-	-	158,951
Residential										-	-	-	-
Coto Abasto Air Space	APSA	100%	09/24/1997	-	-	21,536	-	-	CABA	-	-	-	8,945
Neuquén – Residential apartments Plot	APSA	100%	07/06/1999	13,000	-	18,000	-	-	Neuquén	-	-	-	803
Uruguay Zetol	IRSA	90%	06/01/2009	152,977	62,756	-	-	-	Uruguay	-	-	-	65,620
Uruguay Vista al Muelle	IRSA	90%	06/01/2009	102,216	62,737	-	-	-	Uruguay	-	-	-	45,368
Retail
Caballito Shopping Plot (1)	APSA	100%	-	23,791	-	-	-	-	CABA	-	-	-	-
Dot Possible extension	APSA	80%	-	15,881	-	47,643	-	-	CABA	-	-	-	-
Offices
Philips Adjoining Plots - Offices 1 and 2	APSA	80%	11/28/2006	12,800	-	38,400	-	-	CABA	-	-	-	25,332
Baicom	IRSA	50%	12/23/2009	6,905	-	34,500	-	-	CABA	-	-	-	4,459
Intercontinental Plaza II	IRSA	100%	02/28/1998	6,135	-	19,598	-	-	CABA	-	-	-	1,501
Catalinas Norte Plot	IRSA	100%	12/17/2009	3,649	-	35,300	-	-	CABA	-	-	-	109,494
Subtotal Future Development				2,455,458	125,493	342,973				-	39	-	580,884
Total Land Reserves				16,880,702	433,820	358,967				98,921	141,996	162,750	698,248

Notes:
(1) Through APSA.
(2) Includes the sales of Abril’s shares.
(3) Owned by Cyrsa.
(4) Through IRSA.
(5) Total area intended for sale upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces but excluding common areas).
In the case of Land Reserves the land area was considered.

Residential Apartments and Lofts.

In the residential market, we acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located near shopping centers and hypermarkets or those to be constructed. We then develop multi-building high-rise complexes targeting the middle- and high- income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Residential Properties (available for Sale).

Condominios del Alto I – City of Rosario, Province of Santa Fe.

As consideration for the barter of parcel 2-G (totaling a surface area of 10,138 sqm for sale), in December 2011 Condominios del Alto S.A. transferred to APSA 15 apartments, with a total constructed area of 1,504.45 sqm (representing 14.85% of the total building constructed in such parcel) and 15 parking spaces (representing 15% of total parking spaces constructed in such building). The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 stories with parking spaces (98 units) in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dress room and a laundry. Given its excellent location and construction quality, this development is targeted at the medium-high income segment.

As of June 30, 2014, the project has been completed, with 3 apartments, 4 parking spaces and one storage space remaining available for sale.

Condominios del Alto II –City of Rosario, Province of Santa Fe.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale) Condominios del Alto S.A. transferred to APSA 42 apartments, with a total constructed area of 3,188 sqm (representing 22% of the total building to be constructed in such parcel) and 47 parking spaces (representing 22% of total parking spaces to be constructed in such building). The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dress room and a laundry.

As of June 30, 2014, the works in parcel H has been completed, with 1 apartment, 14 parking spaces and 1 storage space remaining available for sale.

Torre Caballito - City of Buenos Aires.

This property, with a surface area of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, KOAD S.A. (“KOAD”) and us entered into an exchange agreement for the plot in question for US$ 7.5 million. KOAD has agreed to develop a residential complex called “Caballito Nuevo”, at its expense, consisting of two 34-story towers containing 220 apartments each. The units have either one, two or three bedrooms and surface areas ranging from 40 to 85 sqm, totaling approximately 28,000 saleable sqm. The project offers a wide variety of amenities and services. As a result of this transaction, KOAD delivered to us 118 apartments and 61 parking lots in the first tower and 7 parking lots in the second one, representing 25% of the total square meters for sale. As of June 30, 2014, 1 apartment and 7 parking spaces are still pending sale.

Barrio Chico – City of Buenos Aires.

This is a unique Project located in Barrio Parque, an exclusive residential area in the City of Buenos Aires. During May 2006, the commercialization of the project was launched with successful results. The image of the product was originally developed under the name “Barrio Chico” through advertisements in the most important media. As of June 30, 2014, the project is completed and there are 2 parking spaces pending sale.

 El Encuentro - Benavidez, Tigre – Province of Buenos Aires.

In the district of Benavidez, Municipality of Tigre, 35 kilometers north of the Downtown of the City of Buenos Aires, there is a 110-hectare gated residential complex known as “El Encuentro”, consisting of a total of 527 lots and a total saleable area of 610,785.15 sqm with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the land whereby DEESA agreed to pay US$ 4.0 million to our subsidiary Inversora Bolívar, out of which US$ 1.0 million were paid in cash and the balance of US$ 3.0 million was paid on December 22, 2009, simultaneously with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 sqm. The development of the project has been completed.

As of June 30, 2014, after having started its commercialization in March 2010, all the units have been sold and one title deed is pending execution.

Abril – Hudson – Province of Buenos Aires.

Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single-family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The project is highly consolidated, and as of June 30, 2014 there is one lot pending execution of the relevant title deed.

In the heart of the project, “La Casona Abril” is located. It is the antique manor of “Estancia Pereyra Iraola”, which was built in the decade of the thirties by architect José Mille. This little French-style palace of the XIX century has 4,700 sqm distributed over four floors and a garden of around 30,000 sqm.

Horizons, Vicente López, Olivos, Province of Buenos Aires.

The IRSA-CYRELA Project, Horizons, is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings (the “Río” complex) and the other one, facing Libertador Avenue, consists of three 17-floor buildings (“Parque” complex), thus totaling 59,000 square meters built of saleable area distributed in 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, mansion with spa, sauna, gym, children room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2014, the project has been fully built and 8 apartments, 10 parking spaces and 13 storage spaces are pending execution of the title deed. The stock available for sale consists of 11 parking spaces and 64 storage spaces.

Pereiraola (Greenville), Hudson – Province of Buenos Aires.

In April 2010, we entered into a purchase and sale agreement with a third party by means of which we agreed to sell 100% of Pereiraola S.A.’s capital stock for US$ 11.7 million.. Pereiraola owns 130 hectares adjacent to Abril Club de Campo. The purchaser would develop a project that included the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to IRSA of 39,634 square meters of lots amounting to approximately US$ 2 million was included in the sale price. As of June 30, 2014, the project is at an advanced stage, and the 52 lots are expected to be received in 2015.

Intangibles - Units to be received under barter agreements

Beruti Plot – City of Buenos Aires.

On October 13, 2010, we, through our subsidiary APSA, entered into an exchange agreement with TGLT of a plot of land located at Beruti 3351/59 in the City of Buenos Aires for cash and future residential units to be constructed by TGLT in the plot. The transaction was subject to certain conditions precedent, including the completion by TGLT of its initial public offering. The transaction was agreed on US$18.8 million. TGLT plans to construct an apartment building with residential and commercial parking spaces. As consideration, TGLT will transfer to APSA (i) certain units to be determined, representing 17.33% of the aggregate surface of the residential space, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces, (iii) all the commercial parking spots in the future building, and (iv) US$10.7 million, payable upon delivery of the title deeds to the plot. TGLT completed its initial public offering in the BASE on October 29, 2010 therefore; the condition precedent for the transaction was fulfilled on that date. TGLT paid the US$10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed. To ensure performance of the obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of APSA.

An association called “Asociación Amigos Alto Palermo” filed a write of relief in order to prevent the construction and obtained a precautionary measure for the suspension of the works. The Aplicable Court (Juzgado Contencioso Administrative and its upheld) for the City of Buenos Aires ordered the release of the precautionary measure that suspended the works. At present, the write of relief is in the discovery stage, and no judgment has been rendered in that regard. On December 4, 2013 the term for the delivery of the units involved was extended for 11 months.

Caballito Plot – City of Buenos Aires.

On June 29, 2011, we entered into an agreement to barter a plot of land located in Mendez de Andes street in the neighborhood of Caballito in the City of Buenos Aires with TGLT for cash and future residential units to be constructed by TGLT. The transaction was agreed upon at US$ 12.8 million. TGLT plans to construct an apartment building with parking spaces. In consideration, TGLT paid US$ 0.2 million in cash and will transfer to us: (i) a number of apartments to be determined representing 23.10% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 21.10% of total square meters of parking space; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, representing 21.10% of square meters of storage space. TGLT is committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months. TGLT mortgaged the land in favor of us as guarantee.

A neighborhood association named Asociación Civil y Vecinal SOS Caballito that seeks to stop new buildings being developed in such neighborhood, secured a preliminary injunction which suspended the works to be carried out by TGLT in the abovementioned property. As of today, evidence is being produced in a trial seeking to get final judgment on the continuation of the works on the property. It should be noted that the Company is not a part of this legal process, only the neighborhood association and TGLT are.

Land Reserves and development properties

Conil – Avellaneda, Province of Buenos Aires.

These plots of land of APSA (through CONIL S.A.) are at the front of Alto Avellaneda shopping center, totaling 2,398 sqm distributed in two opposite corners and according to urban planning standards, around 6,000 sqm may be built. Its intended use, either through an own development or sale to a third party, is residential with the possibility of a retail space as well.

Other land reserves – Isla Sirgadero, Pilar, Pontevedra, Mariano Acosta, Merlo and San Luis plot.

We grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 14 million sqm.

Sale of Constitución 1159 – City of Buenos Aires.

On May 6, the site located at Constitución 1159, City of Buenos Aires, comprising the stock of “Land Reserves” was sold. It has a surface area of 2,072 sqm and a capacity of 10,360 sqm. The purchaser was U.T.H.G.R.A. (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina – Argentine Tourism, Hotel and Gastronomic Workers’ Union) and the transaction amounted to US$ 2.9 million.

Shopping Centers

Arcos del Gourmet. In December 2011, APSA started to develop Distrito Arcos project located in the neighborhood of Palermo, City of Buenos Aires. Distrito Arcos will be an open-air space shopping center with a variety of premium brands in the exclusive neighborhood of Palermo.

Distrito Arcos is expected to add approximately 14,000 square meters of gross leasable area and 65 stores to APSAs portfolio, including a cinema with approximately 800 square meters and more than 1,000 square meters dedicated to restaurants. APSA expects that this project, which will combine a retail and a cultural concept, will equal the success of the last projects.

 The opening was scheduled for December 2013, but an injunction was imposed that suspended the opening on grounds that certain governmental permits have been not granted. The construction works in Distrito Arcos as of June 30, 2014, 2013 and 2012 rise to Ps. 236.2 million, Ps. 136.3 million and 17.8 million, respectively. On June 30, 2014 the contractual obligations corresponds mainly to constructions related with the project above and rise to Ps. 234 million.

On December 10, 2013, Administrative and Tax Contentious Court of the City of Buenos Aires ratified an injunction that suspends the opening of Distrito Arcos on the grounds that it has failed to obtain certain government permits. Despite the fact that the construction has all government permits in place, APSA has filed an appeal against the decision and has requested that the injunction be lifted. Along this line, on April 10, 2014, the government of the City of Buenos Aires issued a new environmental compliance certificate.

On the other hand, in one of the two judicial processes (amparos – actions intended to protect constitutional rights) currently being heard, “Charlon, Marcelo Alejandro and others VS. GCBA on/ amparo”, the Court of Appeals referred above confirmed the decision rendered by the lower court whereby the action was abated, as per notice served upon us on September 1, 2014. The process has concluded with the decision being favorable to us.

As to the other process entitled Federación de Comercio e Industria de la Ciudad de Buenos Aires (“FECOBA”) and others v. GCBA on amparo”, on August 29, 2014 the lower court rendered a decision rejecting the case. As of the date of this annual report, Distrito Arcos has not been opened yet.

Ex-Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006, APSA participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex-Escuela Gobernador Vicente de Olmos, located in the City of Córdoba, Province of Córdoba. The building has a surface area of 5,147 square meters. Inside the building there is a portion of the Patio Olmos shopping center, which operates on four commercial floors and has two underground parking lots. This shopping center also includes two adjacent buildings with cinemas and a commercial annex connected to the property not covered by the bids and legally related through easement contracts. The building is under a concession contract which was assigned to us as part of the bid, effective for a 40-year term, expiring in February 2032, in which APSA acts as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property, together with the transfer of the respective concession contract.

After execution of the title deed, the government of the Province of Córdoba declared part of the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martín Theater. On October 6, 2008, APSA challenged the aforementioned Resolution on unconstitutional grounds. Alternatively, APSA challenged the appraisal made by the plaintiff of the portion of the property to be expropriated and, additionally, APSA claimed damages not included in the appraisal and resulting immediately and directly from the eventual expropriation. As of the date of this annual report, evidence is being produced by the parties in the expropriation court procedure.

Paraná Plot of land, Province of Entre Ríos. On June 30, 2009, APSA executed a “Letter of Intent” whereby APSA stated our intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was US$ 0.5 million, of which was fully paid as an advance payment and as consideration for the promise of not selling the property until November 27, 2009. On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty days as from the date the seller provides reliable notification to the buyer that the property is not subject to any levy, encumbrance, restrictions on ownership, except for the right of way already mentioned. As of the balance sheet date, evidence of such notice has not been provided.

Developments in progress

Alto Comahue Project – Province of Neuquén.

On May 22, 2014 Shopping Neuquén S.A. (“Shopping Neuquén”) executed an addendum to the last agreement entered into with the Municipality of Neuquén in 2012, extending the terms for the opening of the Shopping Center for 6 additional months, with March 17, 2015 being the deadline.

As of the end of this fiscal period, the physical degree of progress of the shopping center’s works was 47% and the economic progress was 55%. The estimated total amount invested amounts to Ps.250 million.

During the first half of this fiscal year, Alto Comahue was defined as the name for the Shopping Center after carrying out a market research, and it was communicated in a press release event.

Apart from the construction of a Shopping Center and Cinemas, the project includes a Hypermarket, Residential apartments and a Hotel. The plot intended for the construction of the Hypermarket was sold to Gensar S.A. in 2011, which then transferred it to Coto CICSA (“Coto”), which opened the largest Coto Hypermarket of the Patagonia in May 2014.

As regards the plot for the Hotel, on April 11, 2014 it was sold to the real estate developer Continental Urbana S.A. The plot has a surface area of 3,000 sqm and a construction capacity of 10,000 sqm.

Finally, the company owns the parcel intended for residential apartments, of approximately 13,000 sqm with a construction capacity of 18,000 sqm.

Future Developments

Mixed Uses:

Ex UOM – Luján, Province of Buenos Aires.

This 116-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by Cresud on May 31, 2008 from Birafriends S.A. for US$ 3 million. In May 2012, APSA acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, dealings are being carried out so as to change the zoning parameters, thus enabling the consummation of the project.

Ex Nobleza Piccardo Plant – San Martín, Province of Buenos Aires.

We hold a 50% interest in Quality Invest, owner of the San Martín property (ex Nobleza Piccardo plant). On December 28, 2012, in compliance with the Lease Agreement executed upon the acquisition of the site, Nobleza Piccardo partially vacated the property located in the district of San Martín. Quality Invest received approximately 2,100 sqm of offices and 50,300 sqm of industrial units. The vacation of the remaining surface area scheduled for May 2014 pursuant to the agreement was extended again to December 31, 2014.

It should be mentioned that as of the end of this fiscal year the site has the Industrial Park zoning parameters in force since its acquisition; however, due to the pre-feasibility application for business purposes obtained in May 2012, the construction and exploitation of a Shopping Center would be allowed.

As concerns the project for the plot, as of to date there is a mixed-use Master Plan (including Residential Apartments, a Shopping Center, Entertainment, Offices, Hotel, etc.), in order to perform an urban development at large scale involving 400,000 sqm. The Master Plan is pending definition as regards certain technical aspects and then the San Martin Municipality’s Legislative Branch must approve it in order to be ratified by Decree in the Province of Buenos Aires.

Solares de Santa María – City of Buenos Aires.

Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown of the City of Buenos Aires. Through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”) we are owners of this property. We intend to develop this property for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

In the year 2000, we filed a master plan for the Santa María del Plata site, which was assessed by COPUA (“Environmental Urban Plan Council – Consejo del Plan Urbano Ambiental”) and submitted to the Town Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project, and in response to the recommendations made by COPUA to the project on December 13, 2006, we filed an amendment to the project to adjust it to the recommendations made by COPUA, making material amendments to our development plan for the Area, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and convenience and a perimetrical pedestrian lane along the entire site on the river bank.

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches issued a report stating that such Committee had no objections to our development plan and requested that the General Treasury render a decision concerning the scope of the development plan submitted for the project. In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the Government Chief of the City of Buenos Aires executed.

Executive Branch Decree No.1584/07, which passed the specific ruling, set forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

Notwithstanding the approval of Decree No. 1584/07 in 2007, several municipal approvals are still pending and in December 2007, a municipal court rendered a decision restricting the implementation of our proposed development plan, due to objections made by a legislator of the City of Buenos Aires, alleging the suspension of Decree No. 1584/07, and each construction project and/or the municipal permits granted for business purposes. Notwithstanding the legality and validity of the Decree No. 1584/07, we entered into the agreement No. 5/10 that was executed with the Government of the City of Buenos Aires, which has been sent with a legislative bill to the Legislature of the City of Buenos Aires under number 976-J-2010, for approval. Once approved, these regulations will have the hierarchy of a law.

On October 30, 2012 a new agreement was executed with the Government of the City of Buenos Aires, replacing all those already executed, whereby new obligations were agreed upon between the parties for the consummation of the project. To that end, such Agreement – as well as the previous ones – shall be countersigned and approved by the Legislative Branch of the City of Buenos Aires by enacting a bill that is attached to the project. As of to date, the project is pending such legislative treatment.

Puerto Retiro – City of Buenos Aires.

Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so that we have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 sqm financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided yet. We own a 50% interest in Puerto Retiro.

Residential

Coto Residential Project.

APSA owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. APSA and Coto Centro Integral de Comercialización S.A. executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood.

Neuquén Parcela Viviendas – Neuquén, Province of Neuquén.

Through Shopping Neuquén, we own a plot of 13,000 sqm and a construction capacity of 18,000 sqm of residential properties in an area with significant potential. This area is located close to the shopping center which is about to open, the hypermarket recently opened and a hotel to be constructed in months to come.

Zetol S.A. and Vista al Muelle S.A. – District of Canelones – Uruguay.

During fiscal year 2009 we acquired a 100% ownership interest in Liveck S.A. ("Liveck"), a company organized under the laws of Uruguay, in exchange for a token consideration. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. (“Vista al Muelle”) and Zetol S.A. (“Zetol”), two Uruguay-based real estate companies, for US$ 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. (“Banzey”). These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

We intend to carry out an urban project consisting in the development and commercialization of 13 apartment buildings. Such project has the “urban feasibility” status for the construction of approximately 200,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol and Vista al Muelle agreed to carry out the infrastructure works for US$ 8 million as well as minimum amount of sqm of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

The total purchase price for Zetol was US$ 7.0 million; of which US$ 2.0 million were paid. Sellers may opt to receive the balance in cash or through the delivery of units in the buildings to be constructed in the land owned by Zetol equivalent to 12% of the total marketable meters to be constructed.

Vista al Muelle owned since September 2008 a plot of land purchased for US$ 0.83 million. Then, in February 2010, plots of land were acquired for US$ 1 million, the balance of which as of to date amounts to US$ 0.28 plus interest and will be repaid in December 2014. In December 2010, Vista al Muelle executed the title deed of other plots for a total amount of US$ 2.66 million, of which US$ 0.3 million were paid. The balance will be repaid by delivering 2,334 sqm of units and/or retail stores to be constructed or in cash.

On June 30, 2009, the Company sold a 50% stake in Liveck to Cyrela Brazil Realty S.A for US$ 1.3 million. On December 17, 2010, Cyrela and us executed a stock purchase agreement pursuant to which we repurchased from Cyrela a 50% shareholding in Liveck S.A. for US$ 2.7 million. Accordingly, as of June 30, 2014, our stake, through Tyrus, in Liveck is 100%.

As a result of the plot barter agreements executed between the Intendencia Municipal de Canelones (“IMC”), Zetol and Vista al Muelle in March 2014, the parcel redistribution dealing was concluded. This milestone, as set forth in the amendment to the master agreement executed in 2013, initiates the 10-year term for the investment in infrastructure and construction of the buildings mentioned above. At present, the urban project and the design of the first tower are being developed.

Canteras Natal Crespo, La Calera – Province of Córdoba.

On June 26, 2013, we sold, assigned and transferred 100% of our interest in Canteras Natal Crespo S.A.’s shareholding, representing 50% of the capital stock, to Euromayor S.A. de Inversiones for US$. 4,215,000 according to the following payment schedule: US$ 3,815,000 in cash and US$ 400,000 through the transfer of almost 400,000 sqm for business purposes within the project to be developed in the site known as Laguna Azul.

Retail

Caballito Plot – City of Buenos Aires.

This is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which APSA purchased in November 1997. This plot would allow developing a shopping center having 30,000 sqm, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property which already has the consent of the Executive Branch.

Dot Adjoining Plot – City of Buenos Aires.

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

On June 3, 2013, we were given notice that the Government of the City of Buenos Aires had approved the requested parcel subdivision of the ex-Philips plot. As a result, the property was divided into three parcels: 2 parcels of approximately 6,400 sqm and a parcel adjoining DOT Baires Shopping of 15,900 sqm intended for the future extension of the shopping center in 47,000 sqm.

Offices

Philips Adjoining Plots 1 and 2 – City of Buenos Aires.

These two parcels of 6,400 sqm with construction capacity of 19,200 sqm each, are at present a significant land reserve jointly with a plot where the extension of Dot Baires Shopping is planned. As a result of major developments, the intersection of General Paz and the Panamerican Highway has experienced a significant growth in recent years. The project of theses parcels will conclude the consolidation of this area.

Baicom Plot - City of Buenos Aires.

On December 23, 2009, we acquired 50% of a parcel located in the surroundings of the Buenos Aires Port, for a purchase price of Ps. 4.5 million. The property’s total surface area is 6,905 square meters and there is a construction permit associated for 34,500 square meters in accordance with the City of Buenos Aires urban construction rules and regulations.

Catalinas Norte Plot - City of Buenos Aires.

This plot is in a privileged river view location. Having been witness to one of the largest vertical developments in the city, the Catalinas district has consolidated itself as the paramount office real estate area in the city. The project, featuring 35,300 square meters to be built, comprises a tower of 37 floors including 4 basements, an open ground floor, mezzanine, dining and multipurpose room on the first floor, 28 office floors, 2 terrace floors and one mechanical room.

Intercontinental Plaza II Plot - City of Buenos Aires.

The Intercontinental Plaza complex is located in the heart of the Monserrat district, situated a few meters away from the most important avenue in the city and the financial district. It comprises an office tower and the exclusive Intercontinental Hotel. In the 6,135 square meter plot, it would be feasible to develop a second office tower, including 19,600 square meters and 25 floors, that would supplement the one already erected in the intersection of Moreno and Tacuarí streets.

Hotels

During fiscal year 2014, we kept our 76.4% interest in Intercontinental hotel, 80% interest in Sheraton Libertador hotel and 50% interest in Llao Llao. We observed an increase in the occupancy of our hotels due to a higher inflow of foreign tourists, mainly in Llao Llao which could recover its revenue and rate levels after a difficult 2012 and part of 2013 due to the eruption of the Chilean volcano which kept Bariloche’s airport closed most of the year.

The following chart shows certain information regarding our luxury hotels:

	Date of	IRSA’s	Number of		Average Price	Fiscal Year Sales as of June 30,			Book
Hotels	Acquisition	Interest	rooms	Occupancy(1)	per Room Ps.(2)	2014	2013	2012	Value

Intercontinental (3)	11/01/1997	76.34%	309	70.49%	1,029	123,925	87,081	85,977	46,026
Sheraton Libertador (4)	03/01/1998	80.00%	200	76.46%	940	74,178	52,089	55,642	35,149
Llao Llao (5)	06/01/1997	50.00%	205	58.63%	1,959	133,459	86,666	28,393	83,211
Total	-	-	714	68.73%	1,230	331,562	225,836	170,012	164,386

Notes:
(1) Accumulated average in the twelve-month period.
(2) Accumulated average in the twelve-month period.
(3) Indirectly owned through Nuevas Fronteras S.A.
(4) Indirectly owned through Hoteles Argentinos S.A.
(5) Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro.

 In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. Currently, 50% of Hotel Llao Llao is owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms. During the current fiscal year the Hotel Llao Llao entered into a loan agreement with Banco Hipotecario for an amount of Ps. 4,0 million, (for more information see Item 5. (b) Indebtedness) which was used to finance some logistical solutions needed for the regular operations of the Hotel, the building of a new tennis court, the installation of a new fire detection system and the modernization of the Hotels security and administrative systems.

Hotel Intercontinental, City of Buenos Aires.

In November 1997, we acquired 51% of the Hotel Intercontinental from Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires in the neighborhood of Monserrat, near the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

Hotel Sheraton Libertador, City of Buenos Aires.

In March 1998 we acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$ 23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$ 4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation. During the current fiscal year, the Hotel entered into a loan agreement with Banco Hipotecario for an amount of Ps. 5,0 million (for more information see Item 5. (b) Indebtedness), which was used to redesign and modernize some of the common areas of the Hotel such as the lobby, the bar and the reception. As of the date of this annual report the aforementioned construction works were finished.

Bariloche Plot, “El Rancho,” San Carlos de Bariloche, Province of Río Negro.

On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$ 7.0 million, of which US$ 4.2 million were paid in cash and the balance of US$ 2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$ 0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

International:

Lipstick Building, New York, United States

The Lipstick Building is a landmark premise in the City of New York, located on Third Avenue and 53 Rd Street, in Midtown Manhattan. It was designed by the architects John Burgee and Philip Johnson (Glass House and Seagram Buildings among other remarkable works) and it has been named after its original elliptic form and the reddish color of its façade. Its gross leasable area is around 57,500 sqm distributed in 34 stories.

In May 2014, the Bar and Restaurant in the northern wing of the Lobby started to operate, run by the renowned American Chef Charlie Palmer, who owns several well known restaurant chains in the USA.

As of June 30, 2014, this building had an occupancy rate of 88.94% generating average revenues of US$ 63.69 per sqm per month.

Lipstick	Jun-14	Jun-13	YoY Var
Gross Leasable Area (sqm)	58,092	57,842	0.4%
Occupancy	88.94%	86.2%	2.74%
Rent (US$/sqm)	63.69	62.9	1.3%

As of June 30, 2014, 3 additional lease agreements had been executed totaling an aggregate area of 1,966 square meters, to be occupied during the next fiscal year, causing its occupancy rate to rise to 92.93% and its average rental price to US$ 65 per sqm per month.

Finally, the contents for an exhibition showcasing part of the work and life of the celebrated Argentine architect César Pelli are under production. The exhibition will be staged in the southern wing of the lobby, and it has been conceived, designed and executed in close cooperation with César Pelli’s architectural firm. It is expected to be opened in September 2014.

Building located at 183 Madison Avenue, New York, United States.

In December 2010, through Rigby 183, we acquired a 49% stake through IMadison, jointly with other partners, acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York. This area involves famous and prominent buildings such as, the Empire State Building, the Macy’s Herald Square, and the Madison Square Garden and it also has one of the largest office and store markets, excellent means of transport, restaurants, stores and entertainment options.

The purchased property consists of a pre-war building built in 1925 designed by the architecture firm Warren & Wetmore (the same that designed the Grand Central Terminal of New York). It has 19 office stories for rent and a store on its Ground Floor. The net leasable area is approximately 23,200 sqm, 3,523 sqm of which correspond to the retail space and 19,677 sqm are offices.

The total purchase price was US$ 98 million (US$ 4,224 per leasable sqm) composed of US$ 48 million of principal (IMadison contributed US$ 23.5 million), US$ 40 million under a loan granted by M&T Bank at a rate of 5.01% per annum due in 5 years and a loan for US$ 10 million to carry out the capex and prebuilds program.

On November 27, 2012, we increased our interest in Rigby 183, to 74.50%, thus consolidating the results of the investment in the company’s statement of income.

As of June 30, 2014, the building’s occupancy rate was 94.58%.

Madison	Jun-14	Jun-13	YoY Var
Gross Leasable Area (sqm)	23,489	23,489	-
Occupancy rate	94.58%	98.5%	(3.2%)
Rental price (US$/sqm)	43.87	40.30	8.85%

The year-on-year reduction in the occupancy rate is explained by the exit of one of the largest tenants in the building who vacated floor 17, resulting in an increase in the vacancy rate of 3.89 points.

During this fiscal year, we entered into an agreement subject to certain conditions to sell the Madison 183 building for a total amount of US$ 185 million. We received an escrow deposit of US$ 18 million in connection with the above referred agreement to be released as part of the Purchase Price at the Closing Date. On September 29, 2014, through our subsidiary Rigby 183, we sold the building located at 183 Madison Av., NY, United States, for a total consideration of US$ 185 million. For more information see “Recent Developments”.

Investment in Hersha Hospitality Trust

Hersha is a REIT listed in the NYSE, under the "HT" ticker. Hersha’s investments are mainly in institutional hotels located in business hubs, urban and retail centers and secondary tourist destinations and markets mainly along the US Northeast as well as in some select niches in the US West coast. Hersha chooses its acquisitions in locations that it perceives as booming markets and relies on intensive management to create and enhance long-term value added.

On June 17, 2013, we through subsidiaries, sold 13,282,218 common shares of Hersha (9,754,486 of which were indirectly owned by us) for a total amount of approximately US$ 73 million (5.5 US$./share). Accordingly, our indirect interest in Hersha decreased from 7.19% to 0.49%. After fiscal year-end, we sold our residual interest in Hersha for US$ 6.74 per common share. As a result, we do not longer hold any interest in Hersha.

Investment in Supertel.

Through our subsidiary RES, in which we hold a 66.8% interest, we acquired 3,000,000 Series C convertible preferred shares issued by Supertel for an amount of US$ 30 million.

Supertel is a REIT listed in Nasdaq with the symbol “Supertel” and is focused on middle-class and long-stay hotels, in 20 states in the United States of America, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

As the capital increase which Supertel planned to make in September 2013 could not be consummated due to market conditions, in January 2014 RES and Efanur (wholly controlled by us) entered into a credit line for up to US$ 2 million with Supertel maturing on July 9, 2015. In June 2014, Supertel announced the results of the issue of rights to purchase common shares for US$ 1.6, whereby RES and Efanur opted to capitalize the above mentioned loan.

Supertel’s results for the first six months of 2014 show an improvement in its rental and hotel occupancy operating ratios, as it continues to roll out its asset sale strategy and analyzing different growth alternatives.

Investment in IDBD.

On May 7, 2014, a transaction was closed whereby we, acting indirectly through Dolphin Netherlands, subsidiary of DFL, an investment fund incorporated under the laws of the Island of Bermuda and subsidiary of us, acquired, jointly with ETH, 106.6 million common shares in IDBD representing 53.33% of its stock capital, under the scope of the debt restructuring of IDBD’s holding company, IDB Holdings Corporation Ltd., with its creditors. Under the terms of the agreement entered into between DFL and E.T.H. M.B.M. Extra Holdings Ltd., a controlled company of Mordechay Ben Moshé, to which Dolphin Netherlands and ETH adhered, Dolphin Netherlands, jointly with other third party investors acquired a 50% interest in this investment, while ETH acquired the remaining 50%. The total investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date. As of June 30, 2014, IRSA’s indirect interest in IDBD was 23%.

Under the purchase agreement, Dolphin Netherlands and ETH have promised to participate on a joint and several basis in any capital increases resolved by IDBD’s Board of Directors in order to implement its business plan for 2014 and 2015, for at least NIS 300 million in 2014 and NIS 500 million in 2015 (equivalent to approximately US$ 87.4 million and US$ 145.7 million at the exchange rate prevailing as of June 30, 2014). To date, Dolphin Netherlands and ETH have contributed NIS 231.09 million of the NIS 300 million committed for 2014.

Moreover, under the purchase agreement, Dolphin Netherlands and ETH jointly and severally committed to make one or more tender offers for acquiring shares in IDBD for a total amount of NIS 512.09 million (equivalent to approximately US$ 149.2 million at the exchange rate prevailing as of June 30, 2014) as per the following scheme: (i) before December 31, 2015, an amount of at least NIS 249.8 million for a price per share of NIS 8.344 (subject to adjustment); and (ii) before December 31, 2016, an amount of at least NIS 512.09 million less the offer made in 2015, for a price per share of NIS 8.7612 (subject to adjustment). As security for the performance of the tender offers, 28,020,191 shares in IDBD held by Dolphin Netherlands were pledged at the closing of the transaction.

In addition, the purchase agreement provides that Dolphin Netherlands and ETH shall jointly and severally pay to the creditors who are parties to the above mentioned restructuring agreement an additional amount of NIS 100 million (equivalent to approximately US$ 29.1 million at the exchange rate prevailing as of June 30, 2014) in the event that IDBD consummates the sale of its interest in its subsidiary Clal Insurance Enterprises Holdings Ltd. before December 31, 2014 and always provided that: (i) the sales price is not less than NIS 4,200 million (equivalent to approximately US$ 1,223.8 million at the exchange rate prevailing as of June 30, 2014); and (ii) the closing of the transaction occurs before June 30, 2015, with IDBD having received by this last date a payment of not less than NIS 1,344 million (gross) (equivalent to approximately US$ 391.6 million).

On May 12, 2014, IDBD’s shares became listed on the Tel Aviv Stock Exchange, Israel. Consequently, all the shares (including the pledged shares) were deposited in escrow with Bank Leumi Le-Israel as security in compliance with the lock-up provisions set forth in Chapter D of the Tel Aviv Stock Exchange Regulations which provide that initially listed shares may not be disposed of for a term of 18 months and allow the release of 2.5% per month beginning on the fourth month since the initial listing date.

Pursuant to the provisions of IDBD’s rights offering memorandum dated June 9, 2014, on June 26, 2014, 1,322,500 rights to subscribe for shares and warrants were granted by IDBD to Dolphin Netherlands at a ratio of 1 for every 40 shares held, which were exercised after year-end, on July 1, 2014. Later on, during IDBD’s rights issuance process, Dolphin Netherlands and ETH acquired 0.89 million additional rights for NIS 2.83 million, equivalent to approximately US$ 0.83 million, out of which 50% correspond to Dolphin Netherlands and 50% to ETH pursuant to the above mentioned agreement signed between them. These rights are recognized at their fair value and are recorded in the balance sheet in the line derivative financial instruments.

In July 2014, the rights offered by IDBD under the scope of the offering allowed to subscribe for 13 common shares of IDBD for a price of 65 NIS (5 NIS per share) and 27 warrants, 9 of each series (series 1, 2 and 3) to be issued by IDBD, at no cost. Each warrant issued by IDBD will allow to acquire one common share in IDBD. Series 1 matures on November 1, 2014 and is exercisable at 5.50 NIS per warrant. Series 2 matures on May 1, 2015 and is exercisable at 6 NIS per warrant. Series 3 matures on December 1, 2015 and is exercisable at 6.50 NIS per warrant.

As a result of the exercise of the rights received as mentioned above, consummated on July 1, 2014, Dolphin Netherlands received 17.32 million shares and 11.99 million warrants under Series 1, 2 and 3. ETH received the same number of rights and therefore acquired the same number of shares and warrants as Dolphin Netherlands. In addition, as a result of the exercise of the rights purchased, consummated on July 1, 2014, Dolphin Netherlands acquired 5.79 million shares and 4.01 million warrants under Series 1, 2 and 3. ETH also acquired the same number of shares and warrants as Dolphin Netherlands.

As a result of the IDBD’s rights offering, the number of pledged shares as security for IBDB’s tender offers assumed by Dolphin Netherlands was increased to an aggregate of 29,937,591. In addition, pursuant to the Tel Aviv Stock Exchange regulations, 53,784,922 shares and 335,715 warrants under each of Series 1, 2 and 3 remained in escrow under the terms mentioned above.

After year-end, during the period from July 9 to July 14, 2014, Dolphin Netherlands acquired through transactions in the open market 0.42 million shares and 0.34 million additional Series 2 warrants for NIS 1.77 million, equivalent to approximately US$ 0.52 million. 50% of such shares and Series 2 warrants were sold to ETH pursuant to the provisions of the above mentioned agreement signed between the parties.

As of the date of issuance of these Annual Report, Dolphin Netherlands held an aggregate of 76,620,163 shares, 15,998,787 Series 1 warrants, 16,170,392 Series 2 warrants and 15,998,787 Series 3 warrants of IDBD, resulting in an undiluted holding of 28.99% and a fully diluted holding of 31.37% in IDBD.

IDBD’s Board of Directors is composed of nine members, three of whom were appointed by Dolphin Netherlands, namely, Eduardo Elsztain, Alejandro Elsztain and Saúl Zang.

As DFL is a subsidiary that qualifies as a VCO under the exemption contained in IAS 28 mentioned in Note 2.3 (d), we have valued our interest in IDBD at fair value with changes in the income statement.

Financial Operations and Others:

Our interest in Banco Hipotecario.

As of June 30, 2014, we held a 29.77% interest in Banco Hipotecario, which represented 12.35% of consolidated assets as of such date. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations and customers are located in Argentina where it operates a nationwide network of 59 branches and 17 sales offices. Additionally, its subsidiary Tarshop has 31 sales offices.

Banco Hipotecario is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2014, Banco Hipotecario ranked eleventh in the Argentine financial system in terms of shareholders’ equity and thirteenth in terms of total assets. As of June 30, 2014, Banco Hipotecario’s shareholders’ equity was Ps. 4,205.3 million, its consolidated assets were Ps. 25,855.6 million, and its net income for the twelve-month period ended June 30, 2014 was Ps. 627.0 million. Since 1999, Banco Hipotecario’s common shares have been listed in the BASE and since 2006 it has had a Level I ADR program.

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

As part of its business diversification strategy, Banco Hipotecario expanded its products offering personal loans, mortgages and asset-backed loans. It also expanded its corporate loan product offerings and implemented certain customer loyalty strategies. In response to the demand for time deposits and savings accounts, Banco Hipotecario expanded its deposit base offering personal checking accounts and launched the Visa Banco Hipotecario credit card which has steadily grown in terms of market penetration and transaction size. Banco Hipotecario also continued its strategy of expanding the offering of non-mortgage related insurance products, including life, unemployment, health, personal accident and ATM theft insurance.

Banco Hipotecario seeks to achieve a balanced portfolio of mortgage loans, consumer financing and corporate credit lines, while maintaining an adequate risk management policy. As of June 30, 2014, its portfolio of non-mortgage loans represented 85.8% of its total loan portfolio, compared to 81.0% as of June 30, 2013.

During the period ended June 30, 2014, Banco Hipotecario also experienced continued growth in deposits, including savings accounts and time deposits.

The following table shows Banco Hipotecario’s financing sources as from the dates indicated:

	As of June 30,		% Variation
	2014	2013	2014/2013
	(in millions of pesos, except percentage)
Deposits	13,907.2	8,978.1	54.90%
Bond(1)	3,501.7	2,291.7	52.80%
Loans from banking and international institutions	558.4	393.0	42.10%
Borrowings from Argentine Central Bank	0.1	-	NA
Total	17,967.4	11,662.8	54.10%

(1)	Excludes accrued interest.

On August 23, 2013, the General Shareholders’ Meeting resolved the distribution of Ps. 30 million of cash dividends on common shares, which were paid on September 20, 2013. Besides, the General Shareholders’ Meeting held on April 24, 2014 approved the distribution of cash dividends on common shares for Ps. 42 million contingent upon the approval thereof by the Argentine Central Bank in accordance with the rules set forth in Communication “A” 5072, as supplemented.

Legal Framework:

Regulation and Governmental Supervision

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

Although our lease agreements were U.S. Dollar-denominated, Decree No. 214/2002, Decree No. 762/2002 and Law No. 25,820 that amended the Public Emergency Law, provided that monetary obligations in force as from January 7, 2002 arising from agreements governed by private law and which provided for payments in U.S. Dollars were subject to the following rules:

•	financial obligations were to be paid in Pesos at the exchange rate of Ps. 1.00 = US$1.00 plus the CER for commercial leases;

•
from October 1, 2002 and until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps. 1.00 = US$1.00 plus the CVS;

•
if due to the application of these provisions, the amount of the installment becomes higher or lower than the amount at the time of payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the courts could decide on a case by case basis; and

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

Despite this restriction, in November 2007, the Court authorized APSA to enter into a lease agreement with Wal-Mart Argentina for a term of 30 years. This exception was authorized taking into consideration the size of the investment required and the time necessary to recoup this investment.

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

While current Argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income. The Argentine Civil and Commercial Procedure Code enables the lessor to pursue what is known as an “executory proceeding” upon lessees’ failure to pay rent. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the debt instrument itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil Code enables judges to summon tenants who fall two months in arrears to vacate the property they are renting within 10 days of having received notice to such effect. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

Plot Development and Use

Buenos Aires Urban Planning Code. Our real estate activities are subject to several municipal zoning, building and environmental regulations. In the City of Buenos Aires, where the vast majority of our real estate properties are located, the City of Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires.

The City of Buenos Aires Building Code. The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the City of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services (Secretaría de Obras y Servicios Públicos) of architectural plans for review, to assure compliance therewith.

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

Sales and Ownership

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/1985, imposes a series of requirements on contracts for the sale of subdivided real estate property regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment of such price. The provisions of this law require, among other things:

•
The registration of the intention to sell the property in subdivided plots with the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration will only be possible with regard to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots. However, creditors may be judicially compelled to agree to the division.

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

Consumer Protection Law. Consumer Protection Law No. 24,240, as amended, regulates several issues concerning the protection of consumers in the arrangement and execution of contracts. The Consumer Protection Law purports to prevent potential abuses deriving from the strong bargaining position of sellers of goods and services in a mass-market economy where standard form contracts are widespread. As a result, the Consumer Protection Law deems void and unenforceable certain contractual provisions in consumer contracts, including those which contain:

•	Guarantees and liability disclaimers;

•	a waiver of consumer rights;

•	an extension of seller rights; and

•	the shifting of the burden of proof against consumers.

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

On September 2014, a new Consumer Protection Law was passed by the Argentine Congress that stipulates the creation of new administrative and judicial proceedings dealing with this area of the Law. The statute, known as “System for the Resolution of Conflicts in Consumer Relationships”, was enacted as Law No. 26,993 on September 17, 2014. This new law creates a two-tier administrative proceeding and a set of courts dedicated to trial conflicts between consumers and producers.of goods and services. In order to present a claim, the amount of it must not exceed a a fixed amount equivalent to 55 minimun wages, which are determined by the Ministry of Labour, Employment and Social Security. It is mandatory to file the claim first before the administrative agency. In case a settlement is not reached between the parties, the plaintiff is able to file the claim before a judge. Although the system is not operational yet, a considerable portion of the claims made against Alto Palermo will probably be resolved within this system.

Buildings Law. Buildings Law No. 19,724, as amended, sets forth a regime for the construction of buildings for subsequent subdivision into condominium (Propiedad Horizontal). Under this law, developers must inform potential purchasers of their intention to sell the building as a condominium, as well as of all sale conditions, and the size of each unit in relation to the whole building. The sale of these units is subject to subdivision approval and in order to be included in Buildings Law regime must be registered with the Real Estate Registry (Registro de la Propiedad Inmueble). This law also states that, in the event that construction is not completed, all amounts already deposited must be repaid to the purchasers. All the parties involved are jointly and severally liable to reimburse all the amounts deposited or paid by purchasers. All the agreements executed with the purchasers shall be filed with the relevant Real Estate Registry.

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

The Argentine Government has tried to avoid the massive foreclosure of mortgages since the 2001 crisis. The Public Emergency Law, as amended, established the suspension for the term of 270 days from the enactment of that law, of all the judicial or non-judicial enforcement procedures, including the enforcement of mortgages and pledges, regardless of their origin. On February 14, 2002, Law No. 25,563 amending the Bankruptcy Law (the “New Bankruptcy Law”) was enacted. Under the New Bankruptcy Law, certain bankruptcies and foreclosures (including foreclosures on mortgage loans) were suspended for a period of 180 days from the law’s effective date. Such period was extended for 180 additional days by Law No. 25,589 and afterwards for 90 additional days by Law No. 25,640 dated September 2002, expiring on February 2003.

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

The mediation procedure was voluntary and free. Proposals and negotiations made by the parties in the course of these proceedings are subject to the confidentiality of ordinary mediations. The mediation procedure in no case shall result in the suspension or interruption of the legal terms running in judicial or out-of-court foreclosure proceedings.

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

On May 8, 2003, the Argentine Congress enacted Law No. 25,737 which suspended foreclosures for an additional period of 90 days, which ended in August 2003. In September 2003, several financial institutions voluntarily agreed not to foreclose on their mortgage loans. In November 2005, the Argentine congress enacted Law No. 26,062 that extended the foreclosures suspension for an additional 120 days period, which was extended for 90 days more by Law No. 26,084 and for 180 days more by Law No. 26,103. Pursuant to these successive extensions, foreclosure on mortgaged property was suspended until December 2006.

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

Although our mortgages are U.S. Dollar-denominated, Decree No. 214/2002 and Decree No. 762/2002 that amended the Public Emergency Law provide that monetary obligations in force as of January 7, 2002, resulting from agreements governed by private law and which provide for payments in U.S. Dollars are subject to the following rules:

•	Financial obligations were to be paid in Pesos at the exchange rate of Ps. 1.00 = US$1.00 plus the CER for commercial leases;

•
From October 1, 2002 and until March 31, 2004 for residential leases, the obligations where the tenant is an individual and the dwelling is used as the family residence of permanent use were to be paid in Pesos at the exchange rate of Ps. 1.00 = US$1.00 plus the CVS;

•
If due to the application of these provisions, the amount of the installment became higher or lower than the amount at the time of payment, any of the parties could require an equitable adjustment of the price. If the parties did not reach an agreement, the courts could decide on a case by case basis;

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

Credit Card Law. Law No. 25,065, as amended by Law No. 26,010 and Law No. 26,361, governs different aspects of the business activity known as “credit cards’ system”. The regulations set forth minimum contractual terms and conditions and the approval thereof by the Argentine Secretariat of Industry, Commerce and Mining, as well as limitations on interest payable by users and retail stores’ commissions adhering to the system. The Credit Card Law is applied to both banking and non-banking cards, such as “Tarjeta Shopping”, issued by Tarshop. Pursuant Communication “A” 5477 of the Argentine Central Bank, loans granted through credit cards by entities which are not financial institutions, such as Tarshop, shall not exceed in more than the 25% of the monthly average of the interest rates publish by the Argentine Central Bank for loans to individuals without real guarantee.

Antitrust Law. Law No. 25,156, as amended, prevents trust practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies which exceed the accumulated sales volume of Ps. 200.0 million in Argentina; then the respective concentration should be submitted for approval to the Argentine Antitrust Authority. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the Argentine Antitrust Authority may (i) authorize the transaction, (ii) subject the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps. 20.0 million are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected during the prior 12-month period exceed in the aggregate Ps. 20.0 million or Ps. 60.0 million during the last 36 months, these transactions must be notified to the Argentine Antitrust Authority.

As the consolidated annual sales volume of APSA and ours exceed Ps. 200.0 million, we should give notice to the Argentine Antitrust Authority of any concentration provided for by the Antitrust Law.

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

In accordance with the Rules of the CNV, the issuers have to inform to the CNV of any kind of events that could seriously impede or hinder the development of the activities of society, including events that generate or may generate affectations of importance to environment, specifying its consequences. For more information see "Item 3(d). Risk Factors —Risks Relating to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future.

New Civil and Commercial Code. Recently Law No. 26,994 was enacted pursuant to which it was approved the new Civil and Commercial Code of Argentina. The new Civil and Commercial Code provides the background regulation of the relationships between individuals and entities. The new Civil and Commercial Code will enter into force on January 1, 2016. We are currently in the process of analyzing together with our legal advisors the impact of this new legislation in the operations of our business.

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

We carry insurance for directors and officers covering management’s civil liability, as well as legally mandated insurance, including employee personal injury. We do not provide life or disability insurance for our employees as benefits. We believe our insurance policies are adequate to protect us against the risks for which we are covered. Nevertheless, no assurances can be given that the insurance amount purchased by us will be enough to protect ourselves from significant losses. See “Item 3(d). Risk Factors—Risks Relating to our Business.”

Control Systems

Alto Palermo has a computer systems to monitor tenants’ sales in all of our shopping centers (except stands). Alto Palermo also conduct regular manual audits of Alto Palermo’s tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a point of sale that is linked to a main computer server in the administrative office of such shopping center. Alto Palermo uses the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Alcorta Shopping, Patio Bullrich, Buenos Aires Design, Abasto, Alto Rosario, Alto NOA, Dot Baires Shopping, Córdoba Shopping, Soleil Premium Outlet, La Ribera Shopping and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

 C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2014:

Subsidiary	Activity	Country of incorporation	Ownership percentage (1)	Voting power percentage	Percentage of our total net revenues
Alto Palermo S.A. (APSA)	Real estate	Argentina	95.71%	95.71%	74.27%
E-Commerce Latina S.A.	Investment	Argentina	100%	100%	0%
Efanur S.A.	Investment	Uruguay	100%	100%	0%
Hoteles Argentinos S.A.	Hotel	Argentina	80%	80%	2. 61%
Llao Llao Resorts S.A.	Hotel	Argentina	50%	50%	4.69%
Nuevas Fronteras S.A	Hotel	Argentina	76.34%	76.34%	4.36%
Inversora Bolívar S.A.	Investment	Argentina	100%	100%	0%
Palermo Invest S.A.	Investment	Argentina	100%	100%	0%
Ritelco S.A.	Investment	Uruguay	100%	100%	0%
Solares de Santa Maria S.A.	Real estate	Argentina	100%	100%	0.15%
Tyrus S.A.	Investment	Uruguay	100%	100%	3.19%
Unicity S.A.	Investment	Argentina	100%	100%	0.0%

(1)	Includes direct and indirect ownership.

We have a significant interest in Banco Hipotecario, an Argentine company organized under Argentine Law engaged in banking activity. As of June 30, 2014, we owned directly and indirectly 29.77% (without considering treasury shares) of Banco Hipotecario. Also, as of June 30, 2014, the voting power held by us directly and indirectly in Banco Hipotecario was 46.46%.

D. Property, Plant and Equipment

Property

As of June 30, 2014, most of our property (consisting of rental properties in the office and retail real estate sectors, development properties primarily in the residential real estate sector and shopping centers) was located in Argentina. We lease our headquarters, located at Bolívar 108, ( C1066AAB) Ciudad Autónoma de Buenos Aires, We do not currently lease any material properties other than our headquarters.

The following table sets forth certain information about our properties as of June 30, 2014:

Property (6)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps.(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity Ps./000	Rate	Use	Occupancy rate (7)
Intercontinental Plaza	11/18/1997	22,535	City of Buenos Aires	65,934	-	-	-	-	-	Office Rental	100.0%
Bouchard 710	06/01/2005	15,044	City of Buenos Aires	61,354	-	-	-	-	-	Office Rental	99.8%
Bouchard 551 (12)	03/15/2007	7,592	City of Buenos Aires	60,893	-	-	-	-	-	Office Rental	100.0%
Libertador 498	12/20/1995	620	City of Buenos Aires	3,257	-	-	-	-	-	Office Rental	100.0%
Maipú 1300	09/28/1995	7,655	City of Buenos Aires	23,990	-	-	-	-	-	Office Rental	87.3%
Madero 1020	12/21/1995	-	City of Buenos Aires	134	-	-	-	-	-	Office Rental	0.0%
Suipacha 652	11/22/1991	11,453	City of Buenos Aires	8,432	-	-	-	-	-	Office Rental	100.0%
Edificio República	04/28/2008	19,884	City of Buenos Aires	200,755	-	-	-	-	-	Office Rental	94.0%
Dique IV, Juana Manso 295	12/02/1997	11,298	City of Buenos Aires	55,100	-	-	-	-	-	Office Rental	94.4%
Rivadavia 2768	09/19/1991	274	City of Buenos Aires	364	-	-	-	-	-	Office Rental	0.0%
Constitución 1111	06/16/1994	312	City of Buenos Aires	726	-	-	-	-	-	Commercial Rental	0.0%
Torre Bank Boston	08/27/2007	14,873	City of Buenos Aires	142,085	-	-	-	-	-	Office Rental	100.0%
Santa María del Plata	07/10/1997	60,100	City of Buenos Aires	12,504	-	-	-	-	-	Other Rentals	100.0%

Property (6)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps.(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity Ps./000	Rate	Use	Occupancy rate (7)
Constitución 1159	01/16/1994	2,072	City of Buenos Aires	-	-	-	-	-	-	Other Rentals	0.0%
Plot of Land Catalinas Norte	12/17/2009	N/A	City of Buenos Aires	109,494	-	-	-	-	-	Other Rentals	N/A
Dot Building (3)	11/28/2006	11,242	City of Buenos Aires	97,967	-	-	-	-	-	Office Rental	100.0%
Other Properties (5)	N/A	N/A	City of Buenos Aires	67,952	-	-	-	-	-	Other Rentals	N/A
Alto Palermo Shopping (3)	11/23/1997	19,354	City of Buenos Aires	258,200	-	-	-	-	-	Shopping Center	98.9%
Abasto Shopping (3)	07/17/1994	38,026	City of Buenos Aires	273,575	-	-	-	-	-	Shopping Center	99.4%
Alto Avellaneda (3)	11/23/1997	36,565	Province of Buenos Aires	134,822	-	-	-	-	-	Shopping Center	99.5%
Paseo Alcorta (3)	06/06/1997	15,113	City of Buenos Aires	103,065	-	-	-	-	-	Shopping Center	99.8%
Patio Bullrich (3)	10/01/1998	11,738	City of Buenos Aires	116,539	-	-	-	-	-	Shopping Center	99.6%
Alto Noa (3)	03/29/1995	19,157	City of Salta	31,638	-	-	-	-	-	Shopping Center	99.7%
Buenos Aires Design (3)	11/18/1997	14,592	City of Buenos Aires	15,722	-	-	-	-	-	Shopping Center	92.3%
Alto Rosario Shopping (3)	11/09/2004	29,516	City of Rosario	119,968	-	-	-	-	-	Shopping Center	97.0%

Property (6)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps.(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity Ps./000	Rate	Use	Occupancy rate (7)
Mendoza Plaza Shopping (3)	12/02/2004	41,108	City of Mendoza	107,509	-	-	-	-	-	Shopping Center	95.0%
Córdoba Shopping – Villa Cabrera (3)	12/31/2006	15,881	City of Cordoba	64,951	Mortgage -Antichresis	13.2	Jan-26	13.2	Libor+1,5%+CER	Shopping Center	99.8%
Dot Baires Shopping (3)	12/01/2006	46,707	City of Buenos Aires	421,430	-	-	-	-	-	Shopping Center	99.7%
Soleil Premiun Outlet (3) (11)	07/01/2010	15,190	Province of Buenos Aires	88,634	Mortgage	105.8	jul-17	105.8	Annual Rate 5.00%	Shopping Center	100.0%
Alto Comahue Project (3) (8) (10)	07/06/1999	N/A	Province of Neuquen	126,799	-	-	-	-	-	Shopping Center (in construction)	N/A
Distrito Arcos Project (3) (9) (10)	12/01/2011	N/A	City of Buenos Aires	236,202	-	-	-	-	-	Shopping Center (in construction)	N/A
Santa María del Plata	07/10/1997	716,058	Province of Buenos Aires	158,951	-	-	-	-	-	Land Reserve	N/A
Patio Olmos (3)	09/25/2007	5,147	City of Cordoba	29,192	-	-	-	-	-	Land Reserve	N/A
Caballito plot of land	03/11/1997	8,173	City of Buenos Aires	45,814	-	-	-	-	-	Land Reserve	N/A
Others Reserves of Land(4)	N/A	14,391,020	City and Province of Buenos Aires.	11,639	-	-	-	-	-	Land Reserve	N/A
Lujan (3)	05/31/08	1,160,000	Province of Buenos Aires.	41,973	-	-	-	-	-	Land Reserve	N/A
Hotel Llao Llao	06/01/1997	24,000	Ciudad de Bariloche	83,211	-	-	-	-	-	Hotel	58.63%
Hotel Intercontinental	01/11/1997	37,600	City of Buenos Aires	46,026	-	-	-	-	-	Hotel	70.49%

Property (6)	Date of Acquisition	Leasable/ Sale m2(1)	Location	Net Book Value Ps.(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity Ps./000	Rate	Use	Occupancy rate (7)
Hotel Libertador	03/01/1998	17,463	City of Buenos Aires	35,149	-	-	-	-	-	Hotel	76.46%
__________________________________________
(1) Total leasable area for each property. Excludes common areas and parking spaces.
(2) Cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3) Through APSA.
(4) Includes the following land reserves: Pontevedra plot; Isla Sirgadero; Mariano Acosta, Intercontinental Plaza II, San Luis and Merlo and Zelaya 3102 and Conil (through APSA).
(5) Includes the following properties: Anchorena 559, Parking spaces Ocampo and DOT Adjoining Plot (through APSA).
(6) All assets are owned by us or through any our subsidiary.
(7) Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.
(8) APSA signed an agreement with the Municipality of Neuquén in which we commited to construct the whole shopping center in a maximum term of 24 months, these will be counted starting from the date of signature of the act of beginning of works. On June 30, 2014, 2013 and 2012 and on July 1, 2011 the amount of the developments in Shopping Neuquén increased to Ps. 121.6 million, Ps. 43.1 million, Ps. 9.1 million and Ps. 4.5 million, respectively.
 (9) APSA maintains engagements with the City of Buenos Aires Government in order to develop the Arcos del Gourmet project. The amount of the construction as of June 30, 2014, 2013 and 2012 rise to Ps. 236.2 million, Ps. 136.3 million and Ps. 17.8 million, respectively. On June 30, 2014 the contractual obligations corresponds mainly to constructions related with the project above and rise to Ps. 234 million.
(10) Both projects are financed through syndicated loans subscribed with different bank institutions, for further information see Item 5.b Indebtedness.
(11) On August 22, 2014, APSA paid the balance of the purchase price for the shopping center known as “Soleil Premium Outlet” in the amount of Ps.105.8 million (US$ 12.6 million plus interest). As a result, the mortgage granted in favor of INCSA was fully discharged.
(12) During October 2014, we sold five floors of Bouchard 551, for more information please see “Recent Developments”.

Item 4A.	Unresolved Staff Comments.

None.

Item 5.	Operating and Financial Review and Prospects.

A. Operating Results

Evolution of our Business Segments

Shopping Centers

The profitability of our shopping center business is highly sensitive to consumer spending, overall GDP growth in Argentina and availability of financing. The contraction in consumer spending and the greater reliance on informal and low quality products that characterized the Argentine economy during the crisis has been significantly lessened along with an increase in GDP growth. This economic reactivation has increased the revenues of Alto Palermo, our subsidiary engaged in shopping center ownership and operation. During the fiscal years ended June 30, 2012, 2013 and 2014, our shopping centers revenues were Ps. 1,321.6 million, Ps.1,625.0 million and Ps. 2,048.5 million, respectively.

Development and Sale of Properties

Demand for new residential units is influenced by a number of factors, including employment rates, short-term and long-term interest rates, availability of government-sponsored and private mortgage financing programs and products, consumer confidence, governmental policies, demographic factors and, to a lesser extent, changes in property taxes, energy costs and federal income tax rates. In addition, the feasibility of developing and marketing new residential units depends on a number of factors such as the inventory of existing units, zoning restrictions, government policies, cost and availability of land, construction and sales costs and the availability of financing on reasonable terms, among other factors. At the time of the Argentine crisis in 2001 and 2002, residential sales came to a virtual standstill and real estate prices fell sharply. Since then, the market has shown a strong recovery. This continuing market stabilization accounts for much of the revenue increase in our Development and Sale of Properties segment. During the fiscal years ended June 30, 2012, 2013 and 2014, our Development and Sale of Properties segment had revenues of Ps. 162.8 million, Ps. 142.0 million and Ps. 85.5 million, respectively.

Office and Other Non-Shopping Center Rental Properties

The profitability of Office and Other Non-Shopping Center Rental Properties segment is similarly affected by the macroeconomic factors described above. Favorable market conditions are also closely related to levels of vacancy and to the price at which we can lease our premises which in turn affect our revenues in this segment. During the 2001 Argentine economic crisis and its aftermath, few development projects were built in Argentina. However, demand for office space and rental properties has increased substantially during the last five years, significantly raising prices. During the fiscal years ended June 30, 2012, 2013 and 2014, our Office and Other Non-Shopping Center Rental Properties segment had revenues of Ps. 255.5 million, Ps. 292.4 million and Ps. 340.9 million, respectively.

Hotels

The revenues from our hotel business are also highly sensitive to market conditions. For example, the devaluation of the Peso following the repeal of the Convertibility Law made Argentina less expensive, and therefore a more attractive tourist destination, significantly increasing the influx of foreign tourists. The appreciation of foreign currency also rendered domestic travel destinations more appealing to the Argentines, many of whom replaced foreign travel with local travel. (For more information see: Effects of foreign currency fluctutations) During the fiscal years ended June 30, 2012, 2013 and 2014, our Hotels segment had revenues of Ps. 170.0 million, Ps. 225.8 million and Ps. 331.6 million, respectively.

International

The International segment recorded revenues of Ps. 40.9 million and Ps. 90.8 million during fiscal year 2013 and 2014, respectively, due to the consolidation, effective October 1, 2012, of the results from Rigby 183, the company that is owner of the rental office building located at 183 Madison Avenue, New York, USA. As of the closing of fiscal year 2014, the occupancy rate of this building was 94.6%. This segment had recorded no revenues during fiscal year 2012.

Financial Operations and Others

As of June 30, 2014 we owned approximately 29.77% of Banco Hipotecario’s capital stock, Argentina’s leading mortgage lender and provider of mortgage-related insurance and mortgage loan services. Banco Hipotecario restructured its financial debt in 2004 and has recorded attractive results from its operations since then. For the fiscal years ended June 30, 2012, 2013 and 2014, our investment in Banco Hipotecario generated a gain of Ps. 85.0 million, Ps. 58.7 million and Ps. 184.4 million, respectively.

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

For more information plase see Note 38 to our audited consolidated financial statements, “Foreign currency assets and liabilities”.

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements are prepared in accordance with IFRSs as issued by the IASB, and the accounting policies employed are set out in our Accounting Policies section in the financial statements. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. The actual outcome could differ from those estimates. Some of these policies require a high level of judgment because the areas are especially subjective or complex.

The discussion below should also be read in conjunction with our disclosure of significant IFRS accounting policies, which is provided in Note 2 to our Consolidated Financial Statements, “Summary of significant accounting policies”.

We believe the most critical accounting policies and significant areas of judgment and estimation are in:

•	Business combinations;

•	Impairment testing of goodwill and intangible assets;

•	Determination of the fair value of financial instruments;

•	Trading property;

•	Allowances;

•	Taxation;

•	Venture capital organization;

Business combinations – purchase price allocation

During the fiscal year ended June 30, 2014, we did not acquire new businesses.

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

Generally, we consider each shopping center, office building and undeveloped property as a separate CGU. Details of the methods, estimates and assumptions we make in our annual impairment testing of goodwill are included in Note 6 in the Consolidated Financial Statements. No impairment of goodwill was identified.

During the fiscal year ended June 30, 2014, we decided to modify the methodology previously used to determine the fair markets value of our shopping centers, shifting from discounted cash flows as of June 30, 2013, to capitalization method in June 30, 2014. Details of the new methodology are included in Note 6 to our audited consolidated financial statements.

Fair value of derivatives and other financial instruments

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. We use our judgment to select a variety of methods and make assumptions that are based on market conditions existing at statement of financial position. When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. We use a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Foreign currency-contracts	Present value method	Theoretical price	Money market interest-rate curve; Foreign exchange curve.	-
Derivate related to “tender offer” of IDBD shares.	Black-Scholes	Theoretical price	Underlying asset price; share price volatility (historical) and money market interest-rate curve (Curve rate ILS).	Underlying asset price 3.5 a 4.7 Share price volatility 30% a 40% Money market interest rate 0.7% a 1%

Borrowing to acquire shares of IDBD.	Underlying market value	Theoretical price	Price of the underlying assets	-
Interest rate swaps	Cash flow	Theoretical price	Interest rate and cash flow forward contract.	-
Preferred shares of Supertel	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.4 to 1.7 Share price volatility 55% to 75% Money market interest rate 0.75% to 0.9%
Warrants of Supertel	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.4 to 1.7 Share price volatility 55% to 75% Money market interest rate 0.75% to 0.9%
Call option of Arcos	Discounted cash flow	-	Projected income and discounted interest rate.	-

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

Taxation

We are subject to income taxes in numerous jurisdictions. Our tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of Our total tax charge necessarily involves a degree of estimation and judgment in respect of certain items whose tax treatment may not be always determined with certainty due to interpretation. The final resolution of some of these items may give rise to material profits, losses and/or cash flows. The complexity of our structure makes the degree of estimation and judgment more challenging. The resolution of issues may not always be within our control and may depend on the efficiency of legal action, if necessary. Issues can, and often do, take many years to resolve. Payments in respect of tax liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the tax charge in the consolidated income statement and tax payments.

We recognize deferred tax assets only to the extent it is probable that future taxable profit will be available against which the temporary differences can be utilized. We assess the realizability of deferred tax assets by considering whether it is probable that some portion or all of the deferred tax assets will not be realized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of June 30, 2014, we recognize Minimum Presumed Income tax (MPIT) credit for Ps. 126,1 million of which Ps. 19,1 million was impairment.

The amounts recognized in the consolidated financial statements in respect of each matter are derived from the Group’s best estimation and judgment as described in Note 5 to the Consolidated Financial Statements.

Venture Capital Organization

We generally account for our investments in associates under the equity method. However, IAS 28 “Investments in Associates” provides an exemption from applying the equity method where investments in associates are held through “Venture Capital Organizations” (VCO) or venture capital entities, as defined in Spanish, even when we are not a VCO. This type of investment may be accounted for at fair value with changes in net income for the years because such measure proves to be more useful to users of financial statements than the equity method.

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

	Fiscal year ended June 30,
	2014		2013	2012
GDP growth(6)	0.00%		5.5%	(1.5%)
Inflation (IPIM)(1)	27.7%		13.5%	12.8%
Inflation (CPI)(2)	15.0	%(5)	10.5%	9.90%
Appreciation (depreciation) of the Peso against the U.S. Dollar	(50,6%)		(19.1%)	(10.2%)
Exhange rate per US$ 1.00 as of the end of the year(3)	Ps.8.0830		Ps.5.3680	Ps.4.5070
Average exchange rate per US$1.00(4)	Ps.6.9333		Ps.4.9339	Ps.4.3016

(1)	IPIM is the wholesale price index as measured by the Argentine Ministry of Economy and Production.
(2)	CPI is the consumer price index as measured by the Argentine Ministry of Economy and Production.
(3)	Represents average of the selling and buying exchange rate.
(4)	Represents average month-end closing exchange rates.
(5)
Since January 2014, the Argentine government established the IPCNu, which more broadly reflects consumer prices by considering price information from the 24 provinces of Argentina. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes notice of the six month period after the new consumer price index was introduced.

(6)	As from March, 2014, a new historic base starting in 2004, was stablished for the calculation and adjustment of the GDP figures.

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

Changes in short- and long-term interest rates, unemployment and inflation may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping centers, as well as changes in economic activity and increase vacancy in our buildings and hotels.

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period, inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002, published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index		Wholesale Price Index
2002	28.4%		88.2%
2003	10.2%		8.1%
2004	4.9%		8.6%
2005	9.0%		7.7%
2006	11.0%		12.1%
2007	8.8%		9.4%
2008	9.3%		13.8%
2009	5.3%		5.6%
2010	11.0%		15.5%

2011	9.7%		12.5%
2012	9.9%		12.8%
2013	10.5%		13.5%
2014	15.0	%(1)	27.7%

(1)
Since January 2014, the Argentine government established the IPCNu which more broadly reflects consumer prices by considering price information from the 24 provinces of Argentina. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes notice of the six month period after the new consumer price index was introduced. The increase in inflation may erode our present macroeconomic stability, causing a negative impact on our operations. The wholesale price index increased by 27,7 % in the fiscal year 2014, and the IPCNu for the six month period ended June 30, 2014 increased 15%.

Seasonality

Our Shopping Center business is affected by seasonality, influencing the sales level of our tenants. During the summer holiday season (January and February) APSA’s tenants experience their lowest sales levels, compared to the winter holidays (July) and the month of December (Christmas) when APSAs tenants tend to reach their peak sales figures. Clothes and footwear tenants usually change their collections in spring and autumn, which has a positive effect on shopping sales. Discount sales at the end of each season also impact our business.

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

During this fiscal year, Argentina’s Peso devalued against the U.S. Dollars and other currencies by approximately 51%, which causes an impact on the comparability of the figures disclosed in the financial statements stemming from exposure to the exchange rate, above all, in our revenues from office rentals and our net assets and liabilities as detailed in Note 40 to our Consolidated Financial Statements, denominated in foreign currency; as well as the Income/(loss) from our International segment.

Business Segment Reporting

We are required to disclose segment information in accordance with IFRS 8, which establishes that an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”). Such function is carried out by our Executive Committee in deciding how to allocate resources and in assessing performance, without prejudice of the powers and responsibilities of the management body, that is to say, the Board of Directors. The members of our Executive Committee are Mrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain, and Fernando Elsztain. CODM evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the CODM for these purposes. In turn, the Board of Directors’ management is assessed by the Shareholders’ Meeting, which is the governance body.

We operate our Investment and Development Properties business through six reportable segments, namely “Shopping Centers”, “Offices and Others”, “Sale and Development”, “Hotels”, “International” and “Financial Operations and Others” as further described below:

•
Our Shopping Centers segment includes the operating results from our portfolio of shopping centers principally comprised of lease and service revenues related to rental of commercial space and other spaces in our shopping centers.

•
Our “Offices and Others” segment includes the operating results of our lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

•	Our “Sale and Development” segment includes the operating results of the sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance.

•	Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues.

•
Our “International” segment includes profit or loss on investments in subsidiaries and/or associates that mainly operate in the United States in relation to the lease of office buildings and hotels in that country, and the results arising from investment in IDBD at fair value.

•
Our “Financial Operations and Others” segment primarily includes the financial activities carried out by the associates Banco Hipotecario and Tarshop, and e-commerce activities carried out by the associate Avenida Inc., among others. Banco Hipotecario is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. Banco Hipotecario’s common shares are listed on the BASE. Both Tarshop’s and Apsamedia’s (Metroshop’s surviving company merged with APSA) operations consist primarily of lending and servicing activities related to the credit card and personal loan products offered to consumers at retail venues.

For summarized analysis of the lines of business for the year ended June 30, 2014, 2013 and 2012. Please see the section Revenues by Business Segment for details.

Our shopping center properties are all located in Argentina. Substantially all of our office and other rental properties are located in Argentina, except for one office building property located in the United States of America which is owned by our subsidiary and associates. Our hotel properties are located in Argentina and United States. Our development properties are located in Argentina and Uruguay.

For segment reporting purposes, operations from Cyrsa S.A., NPSF, Canteras Natal Crespo, Puerto Retiro, Baicom Networks S.A. and Quality Invest are presented under the method of proportionate consolidation. Under this method, the income/loss generated by joint businesses is reported in the income statements line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the statement of income.As a result, the proportionate format is what the CODM considers in assessing and understanding the performance and results of operations of the development property business as a whole. On the other hand, operating results of EHSA joint venture is accounted for under the equity method. Our management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main assets consists of an indirect interest of 25% of la Rural.

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

The following tables present a reconciliation between the total results of operations as shown in the section Revenues by Business Segment and the results of operations as per the statement of income for the fiscal years ended June 30, 2014, 2013 and 2012. The adjustments relate to the presentation of the results of operations of the joint ventures on an equity-accounted basis for IFRS income statement purposes.

	Fiscal Year ended June 30, 2014 (Restated)
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	As per Statement of income
Revenues	2,897,865	(46,439)	(6,250)	2,845,176
Costs	(1,388,160)	28,986	4,681	(1,354,493)
Gross profit	1,509,705	(17,453)	(1,569)	1,490,683
Gain from disposal of investment properties	235,507	-	-	235,507
General and administrative expenses	(300,066)	804	2,334	(296,928)
Selling expenses	(150,109)	3,507	366	(146,236)
Other operating results, net	(47,922)	3,183	(1,131)	(45,870)
Profit from operations	1,247,115	(9,959)	-	1,237,156
Share of profit / (loss) of associates and joint ventures	(440,139)	26,368	-	(413,771)
Segment profit before financing and taxation	806,976	16,409	-	823,385

	Fiscal Year ended June 30, 2013
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	As per Statement of income
Revenues	2,327,308	(136,229)	(3,899)	2,187,180
Costs	(1,196,160)	105,882	2,667	(1,087,611)
Gross profit	1,131,148	(30,347)	(1,232)	1,099,569
Gain from disposal of investment properties	183,767	-	-	183,767
General and administrative expenses	(198,772)	2,157	1,774	(194,841)
Selling expenses	(117,230)	10,993	112	(106,125)
Other operating results, net	92,425	1,497	(654)	93,268
Profit from operations	1,091,338	(15,700)	-	1,075,638
Share of profit / (loss) of associates and joint ventures	(20,080)	12,689	-	(7,391)
Segment profit before financing and taxation	1,071,258	(3,011)	-	1,068,247

	Fiscal Year ended June 30, 2012
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	As per Statement of income
Revenues	1,914,702	(122,843)	(1,543)	1,790,316
Costs	(957,021)	98,281	82	(858,658)
Gross profit	957,681	(24,562)	(1,461)	931,658
Gain from disposal of investment properties	116,689	-	-	116,689
General and administrative expenses	(178,701)	2,395	1,959	(174,347)
Selling expenses	(95,991)	11,218	-	(84,773)
Other operating results, net	(36,497)	4,549	(498)	(32,446)
Profit from operations	763,181	(6,400)	-	756,781
Share of profit / (loss) of associates	14,766	(3,106)	-	11,660
Segment profit before financing and taxation	777,947	(9,506)	-	768,441

The reconciliation between total assets included in segment information and the assets as per the statements of financial position is as follows:

	Fiscal Year ended June 30,
	2014 (Restated)	2013	2012
Total reportable assets as per segment information	7,206,639	5,814,519	5,264,916
Investment properties	(137,253)	(161,664)	(215,838)
Property, plant and equipment	(99)	(112)	-
Trading properties	(5,908)	(19,396)	(125,433)
Goodwill	(5,235)	(5,235)	(5,235)
Right to receive future units under barter agreements	-	-	-
Inventories	(257)	(106)	-
Assets held for sale	-	-	-
Investment in associates and joint ventures	293,509	264,461	228,970
Total assets as per the statement of financial position	7,351,396	5,892,467	5,147,380

Business Segment Reporting

Below is an analysis of our segments for the fiscal years ended June 30, 2014, 2013 and 2012:

	Fiscal Year ended June 30, 2014 (Restated)
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues (i)	2,048,516	340,862	85,531	331,562	90,820	574	2,897,865
Costs	(966,187)	(111,718)	(33,498)	(215,980)	(60,404)	(373)	(1,388,160)
Gross Profit	1,082,329	229,144	52,033	115,582	30,416	201	1,509,705
Gain from disposal of investment properties	-	-	235,507	-	-	-	235,507
General and administrative expenses	(101,538)	(41,945)	(37,466)	(59,585)	(59,476)	(56)	(300,066)
Selling expenses	(73,427)	(20,751)	(13,706)	(42,335)	-	110	(150,109)
Other operating results, net	(46,568)	(3,060)	8,137	(2,680)	(895)	(2,856)	(47,922)
Profit / (loss) from operations	860,796	163,388	244,505	10,982	(29,955)	(2,601)	1,247,115
Share of profit / (loss) of associates and joint ventures	-	(899)	6,368	789	(616,313)	169,916	(440,139)
Segment Profit / (loss)	860,796	162,489	250,873	11,771	(646,268)	167,315	806,976
Investment properties	2,253,372	783,683	369,793	-	-	-	3,406,848
Property, plant and equipment	20,455	30,026	3,744	164,386	1,501	-	220,112
Trading properties	-	-	141,161	-	-	-	141,161
Goodwill	1,667	9,392	-	-	-	-	11,059
Right to receive future units under barter agreements	9,264	-	75,813	-	-	-	85,077
Assets classified as held for sale (iii)	-	-	-	-	1,357,866	-	1,357,866
Inventories	10,625	-	584	6,011	-	-	17,220
Investments in associates and joint ventures	-	23,208	38,289	22,129	628,658	1,255,012	1,967,296
Operating assets (ii)	2,295,383	846,309	629,384	192,526	1,988,025	1,255,012	7,206,639

(i)	From all of our revenues, Ps. 2.807 million is originated in Argentina and Ps. 91 million in the United States.
(ii)
From all of our assets included in the segment, Ps. 5,108 million is located in Argentina and Ps. 2,099 million in other countries, principally in the United States for Ps. 1,988 and Uruguay for Ps. 111 million, respectively.

(iii)	See Note 42 for details.

	Fiscal Year ended June 30, 2013
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues (i)	1,625,013	292,355	141,996	225,836	40,905	1,203	2,327,308
Costs	(768,516)	(118,561)	(106,399)	(168,283)	(33,494)	(907)	(1,196,160)
Gross Profit	856,497	173,794	35,597	57,553	7,411	296	1,131,148
Gain from disposal of investment property	-	-	183,767	-	-	-	183,767
General and administrative expenses	(67,596)	(34,984)	(32,901)	(49,883)	(13,158)	(250)	(198,772)
Selling expenses	(58,908)	(11,360)	(16,455)	(28,919)	-	(1,588)	(117,230)
Other operating results, net	(45,020)	(247)	6,342	(369)	135,082	(3,363)	92,425
Profit / (loss) from operations	684,973	127,203	176,350	(21,618)	129,335	(4,905)	1,091,338
Share of profit / (loss) of associates and joint ventures	-	(2,514)	2,329	83	(82,552)	62,574	(20,080)
Segment Profit / (loss)	684,973	124,689	178,679	(21,535)	46,783	57,669	1,071,258
Investment properties	2,224,008	799,644	376,691	-	744,587	-	4,144,930
Property, plant and equipment	17,385	23,029	3,972	168,200	199	-	212,785
Trading properties	-	-	125,549	-	-	-	125,549
Goodwill	1,667	9,392	-	-	51,069	-	62,128
Right to receive future units under barter agreements	9,264	-	83,961	-	-	-	93,225
Inventories	10,002	-	463	5,962	-	-	16,427
Investments in associates and joint ventures	-	23,385	32,759	21,339	802	1,081,190	1,159,475
Operating assets (ii)	2,262,326	855,450	623,395	195,501	796,657	1,081,190	5,814,519

From all of our revenues, Ps. 2,286 million is originated in Argentina and Ps. 41 million in the United States.

From all of our assets included in the segment, Ps. 4,937 million is located in Argentina and Ps. 877 million in other countries, principally in the United States for Ps. 797 and Uruguay for Ps. 81 million, respectively.

	Fiscal Year ended June 30, 2012
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues (i)	1,321,589	255,515	162,750	170,012	-	4,836	1,914,702
Costs	(628,474)	(95,007)	(114,191)	(117,662)	-	(1,687)	(957,021)
Gross Profit	693,115	160,508	48,559	52,350	-	3,149	957,681
Gain from disposal of investment properties	-	-	116,689	-	-	-	116,689
General and administrative expenses	(58,324)	(36,897)	(36,473)	(37,873)	(8,838)	(296)	(178,701)
Selling expenses	(44,175)	(10,049)	(21,136)	(22,788)	-	2,157	(95,991)
Other operating results, net	(23,126)	(5,804)	(6,820)	(1,526)	43	736	(36,497)
Profit / (loss) from operations	567,490	107,758	100,819	(9,837)	(8,795)	5,746	763,181
Share of profit / (loss) of associates	-	-	1,046	(134)	(76,840)	90,694	14,766
Segment Profit / (loss)	567,490	107,758	101,865	(9,971)	(85,635)	96,440	777,947
Investment properties	2,139,447	980,178	362,175	-	-	-	3,481,800
Property, plant and equipment	15,989	26,359	4,164	181,322	199	-	228,033
Trading properties	-	-	218,295	-	-	-	218,295
Goodwill	1,667	9,392	-	-	-	-	11,059
Right to receive future units under barter agreements	9,264	-	83,961	-	-	-	93,225
Inventories	10,394	-	474	4,791	-	-	15,659
Investments in associates	-	-	28,727	21,256	118,326	1,048,536	1,216,845
Total segment assets (ii)	2,176,761	1,015,929	697,796	207,369	118,525	1,048,536	5,264,916
Our revenues are entirely originated in Argentina.

From all of our assets included in the segment, Ps. 5,085 million is located in Argentina and Ps. 180 million in other countries, principally in the United States for Ps. 119 and Uruguay for Ps. 61 million, respectively.

Income/(loss) from interests in joint ventures:

As stated in Note 2.(e) to the consolidated financial statements as of June 30, 2014, 2013 and 2012 and for the years then ended, the income/(loss) from joint ventures Cyrsa, Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A., NPSF, Quality Invest and EHSA, are presented by application of the equity method in the line “Shares of (loss) / profit of associates and joint ventures” in the consolidated statement of income.

However, as indicated in Note 6 to the consolidated financial statements as of June 30, 2014, 2013 and 2012 and for the years then ended, in the business segment reporting, the operating results of these joint ventures are presented by application of proportionate consolidation. This method presents the results of joint ventures in the Income statement line by line. The operating results of joint ventures are allocated to each business segment based on the nature of the operations that give rise to them.

In addition, the business segment reporting contemplates certain transactions between related parties that have been eliminated at the level of the Income statement but are, nonetheless, representative of genuine revenues and/or costs of each segment. These transactions include, mainly, leases of spaces and management fees.

Comparability of information:

During this fiscal year, Argentina’s Peso devalued against the U.S. Dollars and other currencies by approximately 51%, which caused an impact on the comparability of the figures disclosed in the financial statements stemming from exposure to the exchange rate, above all in our revenues from office rentals and our net assets and liabilities as detailed in Note 40 to our consolidated financial statements as of June 30, 2014, 2013 and 2012, denominated in foreign currency; as well as the Income/(loss) from our International segment.

Shopping Centers:

In August 2011, we acquired a 50% of the capital stock of NPSF, a joint venture that owns the “La Ribera Shopping” shopping center. However, neither the income/(loss) from this joint venture in the Income statement nor the proportionate consolidation of this joint venture in the business segment reporting within the Shopping Centers segment were significant for the fiscal years presented.

Offices and others:

On top of the effect of the above-mentioned devaluation, the revenues and costs from our Offices and others segment, saw their comparability affected by partial sales of properties for rental allocated to that segment. In this respect, during the fiscal years 2014 and 2013, there were sales for 8,744 square meters of leasable surface area (approximately 6.2% of total leasable area at the beginning of the fiscal year), and 14,442 square meters of leasable surface area (approximately 9.4% of total leasable area at the beginning of the fiscal year), respectively (See Note 3 to the consolidated financial statements as of June 30, 2014, 2013 and 2012).

Additionally, in November 2012, we acquired a 25% of the capital stock in La Rural (through our joint venture EHSA) which holds an usufruct agreement over the predio ferial de palermo, in the City of Buenos Aires. However, the results of the interest accounted for under the equity method of this investment both in the Income statement and in the business segment reporting within the Offices and others segment was not significant for the fiscal years presented and therefore, it had not quantitative effect on information comparability.

International:

The comparability of the information in our international segment is affected primarily by the above-mentioned devaluation and, though to a lesser extent, by the 12-month consolidation in the year 2014 compared to the 9-month consolidation in the year 2013 of the results of Rigby 183, the owner of the Madison 183 building allocated to rentals.

Financial Operations and Others:

The operating result of the Financial Operations and Others segment primarily reflects the residual consumer financing activities from Apsamedia (Metroshop’s surviving company and presently merged with APSA), which have been decreasing progressively in the fiscal years under discussion.

Additionally, as from fiscal 2014, this segment includes the income/(loss) from our ownership interest in Avenida Inc., acquired in this fiscal year. Through Avenida Compras S.A., Avenida Inc. is primarily engaged in e-commerce. The result from our interest in Avenida Inc., both in the Income statement and in the business segment reporting was not significant and has therefore no quantitative effects on information comparability.

Results of operations for the fiscal years ended on June 30, 2014 and 2013

Revenues

	Fiscal Year ended on June 30, 2014
Revenues	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	2,032.0	15.1	1.4	2,048.5
Offices and others	327.6	8.5	4.8	340.9
Sales and Developments	62.6	22.9	-	85.5
Hotels	331.6	-	-	331.6
International	90.8	-	-	90.8
Financial Operations and Others	0.6	-	-	0.6
Total revenues	2,845.2	46.5	6.2	2,897.9

	Fiscal Year ended on June 30, 2013
Revenues	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	1,613.3	11.7	-	1,625.0
Offices and others	281.1	7.4	3.9	292.4
Sales and Developments	24.9	117.1	-	142.0
Hotels	225.8	-	-	225.8
International	40.9	-	-	40.9
Financial Operations and Others	1.2	-	-	1.2
Total revenues	2,187.2	136.2	3.9	2,327.3

In the following discussion of our revenues, we may refer to “same store revenues” or “comparable revenues”. These terms refers to our properties open and operating throughout both year-to-year comparisons.

Total consolidated revenues rose by 30.1%, up from Ps. 2,187.2 million in the fiscal year 2013 to Ps. 2,845.2 million in the fiscal year 2014.

In turn, income from interests in our joint ventures showed a 65.9% decrease, down from Ps. 136.2 million in the fiscal year 2013 to Ps. 46.5 million in the fiscal year 2014, primarily owing to a smaller amount of revenues from sales related to the Horizons project, from the Cyrsa joint venture.

In addition, inter-segment revenues rose by 59.0%, up from Ps. 3.9 million in the fiscal year 2013 to Ps. 6.2 million in the fiscal year 2014, primarily owing to the refurbishment during the fiscal year of some square meters at our Abasto shopping center which started to be leased by us as a part of its administrative offices.

Thus, according to the business segment reporting by segment and considering all our joint ventures as well as inter-segment eliminations, revenues grew by 24.5% up from Ps. 2,327.3 million in the fiscal year 2013 to Ps. 2,897.9 million in the fiscal year 2014.

Shopping Centers. Revenues from the Shopping Centers segment rose by 26.1%, up from Ps. 1,625.0 million in the fiscal year 2013 to Ps. 2,048.5 million in the fiscal year 2014. This variation arose mainly from: (i) a Ps. 235.3 million increase in the revenues from fixed and variable rentals stemming from a 30.8% increase in our tenants’ total sales, up from Ps. 12,336.6 million in the fiscal year 2013 to Ps. 16,132.7 million in fiscal 2014, (ii) a Ps. 142.9 million increase in revenues from common maintenance expenses and common advertising fund and (iii) a Ps. 37.9 million increase in revenues from admission fees and parking lot.

Offices and others. Revenues from the Offices and others segment rose by 16.6%, up from Ps. 292.4 million in fiscal 2013 to Ps. 340.9 million in fiscal 2014. They were affected by the partial sales of investment properties that took place in the fiscal year 2014 and caused a reduction in the segment’s total leasable surface area. Rental revenues, considering properties that are similar for both fiscal years on account of no reductions in their leasable area rose by 35%, up from Ps. 152.3 million in the fiscal year 2013 to Ps. 205.5 million in the fiscal year 2014, mainly due to the devaluation and an improvement in occupancy, whilst the rental revenues associated to properties whose leasable area had sustained a reduction, stood for almost the same revenues in both fiscal years (approx. Ps. 59 million). At the end of fiscal 2014, the occupancy rate for the portfolio of premium offices had been 98.3% and the average rental remained close to US$ 26 by square meter.

Sales and Developments. Revenues from this segment usually undergo significant variations between periods because of: (i) the non-recurrence of the sales of properties and of the prices obtained for such sales; (ii) the quantity of properties being developed and (iii) the date of completion of such developments. Without considering our joint ventures, revenues from the Sales and Developments segment rose by 151.4% from Ps. 24.9 million in the fiscal year 2013 to Ps. 62.6 million in the fiscal year 2014. This rise is mainly due to increased revenues from the sales of units at the Condominiums I and II for Ps. 47.7 million. Income from interests in our joint ventures (Horizons), in turn, dropped by Ps. 94.2 million causing a net 39.8% decrease in the segment’s revenues, which went from Ps. 142.0 million in the fiscal year 2013 down to Ps. 85.5 million in the fiscal year 2014.

Hotels. Revenues from our Hotels segment rose by 46.8%, up from Ps. 225.8 million in the fiscal year 2013 to Ps. 331.6 million in the fiscal year 2014, primarily due to a 38% increase in the average room rate (measured in Ps.) of our portfolio of Hotels and to the increase in average hotel occupancy, which went from 67.2% in the fiscal year 2013 to 68.7% in the fiscal year 2014 (primarily owing to an improvement in Llao Llao’s average occupancy).

International. Revenues from the International segment rose by 122.0%, from Ps. 40.9 million in the year ended on June 30, 2013 to Ps. 90.8 million in the year ended on June 30, 2014, primarily owing to (i) the devaluation of Argentina’s peso as discussed above and, to a lesser extent, (ii) the 12-month consolidation in the year 2014 compared to the 9-month consolidation in the year 2013 of the results of Rigby 183, the owner of the Madison 183 Building.

Financial Operations and Others. Revenues from Financial Operations and Others segment fell from Ps. 1.2 million in the fiscal year 2013 to Ps. 0.6 million in the fiscal year 2014 as a consequence of smaller revenues from residual consumer financing activities that Apsamedia (Metroshop’s surviving company and presently merged with APSA) used to conduct.

Costs
	Fiscal Year ended on June 30, 2014
Costs	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	(952.9)	(8.6)	(4.7)	(966.2)
Offices and others	(107.3)	(4.4)	-	(111.7)
Sales and Developments	(17.5)	(16.0)	-	(33.5)
Hotels	(216.0)	-	-	(216.0)
International	(60.4)	-	-	(60.4)
Financial Operations and Others	(0.4)	-	-	(0.4)
Total Costs	(1,354.5)	(29.0)	(4.7)	(1,388.2)

	Fiscal Year ended on June 30, 2013
Costs	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	(759.0)	(6.9)	(2.7)	(768.5)
Offices and others	(113.8)	(4.8)	-	(118.6)
Sales and Developments	(12.2)	(94.2)	-	(106.4)
Hotels	(168.3)	-	-	(168.3)
International	(33.5)	-	-	(33.5)
Financial Operations and Others	(0.9)	-	-	(0.9)
Total Costs	(1,087.7)	(105.9)	(2.7)	(1,196.2)

Total consolidated costs increased by 24.5%, up from Ps. 1,087.7 million in the fiscal year 2013 to Ps. 1,354.5 million in the fiscal year 2014. The total consolidated costs as a percentage of total consolidated revenues, shrank from 49.7% during the fiscal year 2013 to 47.6% during the fiscal year 2014.

In turn, the costs from our joint ventures exhibited a 72.6% net decrease, down from Ps. 105.9 million in the fiscal year 2013 to Ps. 29.0 million in the fiscal year 2014, due primarily to the reduction in costs caused by the reduction in sales in the Horizons project.

By the same token, inter-segment costs rose by 74.1%, up from Ps. 2.7 million in the fiscal year 2013 to Ps. 4.7 million in the fiscal year 2014, mainly due to a change in the distribution of our Shopping Centers costs.

Therefore, according to the information reported by segments and considering both our joint ventures and inter-segment eliminations, costs grew by 16.1% up from Ps. 1,196.2 million in the fiscal year 2013 to Ps. 1,388.2 million in the fiscal year 2014. Total costs as a percentage of total revenues, according to the business segment reporting and considering both our joint ventures and the inter-segment eliminations, decreased from 51.4% during the fiscal year 2013 to 47.9% in the fiscal year 2014.

Shopping Centers. Costs from the Shopping Centers segment rose by 25.7%, up from Ps. 768.5 million in the fiscal year 2013 to Ps. 966.2 million in the fiscal year 2014. This increase is mainly due to: (i) an increase in salaries, social security contributions and other personnel expenses amounting to Ps. 100.0 million (Ps. 48.0 million by reason of the salary raise, Ps. 40.3 million by reason of the one-off charges arising from the stock option plans in place, Ps. 4.5 million associated to personnel severance payments and Ps. 3.9 million as salaries and social security contributions associated to Arcos del Gourmet, among other items), (ii) an increase in advertising expenses and other selling expenses amounting to Ps. 33.5 million, (iii) an increase in maintenance, security, cleaning, repair and others expenses amounting to Ps. 29.4 million (caused mainly by price raises in security and cleaning services and in public utilities rates) and (iv) an increase in taxes, rates and contributions of Ps. 13 million (mainly due to the increases in provincial taxes on real estate, among other items). Costs from the Shopping Centers segment, measured as a percentage of this segment’s revenues, remained stable at 47%.

Offices and others. Costs in the Offices and others segment dropped by 5.8%, from Ps. 118.6 million in the fiscal year 2013 to Ps. 111.7 million in the fiscal year 2014. This variance is affected by the partial sales of investment properties allocated to rentals in the fiscal year 2014. Costs in the Offices and others segment, considering similar properties in both fiscal years on account of the inexistence of partial sales, rose by 16.5%, from Ps. 68.1 million up to Ps. 79.3 million, primarily owing to increased costs as salaries, social security contributions and other personnel expenses. On the other hand, the costs associated to non-comparable properties decreased by 35.8%, down from Ps. 50.4 million to Ps. 32.4 million, due mainly to the above-mentioned sales. Costs in the Offices and others segment, as a percentage of this segment’s revenues, fell from 40.6% in the fiscal year 2013 to 32.8% in the fiscal year 2014.

Sales and Developments. This segment’s costs often exhibit significant variances between one period and the other because of: (i) the non-recurrence of the sales of properties and of the prices obtained for such sales; (ii) the quantity of properties being developed and (iii) the date of completion of developments with construction in progress. The costs associated to our Sales and Developments segment decreased by 68.5%, from Ps. 106.4 million in the fiscal year 2013 down to Ps. 33.5 million in the fiscal year 2014. This decrease is primarily attributable to lower costs from the sale of units in Horizons (Ps. 77.0 million), partially offset by the increased costs associated to the sales of units at Condominiums I and II (Ps. 7.6 million). Costs in the Sales and Developments segment, as a percentage of this segment’s revenues, fell from 74.9% in the fiscal year 2013 to 39.2% in the fiscal year 2014.

Hotels. Costs in the Hotels segment rose by 28.3%, from Ps. 168.3 million in the fiscal year 2013 to Ps. 216.0 million in the fiscal year 2014, mainly due to: (i) a Ps. 25.2 million increase in the costs of salaries, social security contributions and other personnel expenses; (ii) a Ps. 20.1 million increase in the costs of foods, beverages and other hotel-related expenses; and (iii) increased charges, amounting to Ps. 4.6 million, as Maintenance and Repairs, among others. Costs in the Hotels segment, as a percentage of this segment’s revenues, decreased from 74.5% in the fiscal year 2013 to 65.1% in the fiscal year 2014.

International. Costs in the International segment rose by 80.3%, from Ps. 33.5 million in the fiscal year 2013 to Ps. 60.4 million in the fiscal year 2014 mainly due to: (i) the devaluation of Argentina’s Peso and, to a lesser extent, (ii) the 12-month consolidation in the year 2014 compared to the 9-month consolidation in the year 2013 of the results of Rigby 183 allocated to rentals. Costs in the International segment, as a percentage of this segment’s revenues, decreased from 81.9% in the fiscal year 2013 to 66.5% in the fiscal year 2014.

Financial Operations and Others. The costs from the Financial Operations and Others segment decreased by 58.9%, from Ps. 0.9 million in the fiscal year 2013 to Ps. 0.4 million in the fiscal year 2014, as a result of reduced revenues from the residual consumer financing activities attributable to Apsamedia (Metroshop’s surviving company and presently merged with APSA). The costs from the Financial Operations and Others segment, as a percentage of this segment’s revenues, shrank from 75.4% in the fiscal year 2013 to 65.0% in the fiscal year 2014.

Gross profit

As a consequence of the situations discussed above, total consolidated gross profit rose by 35.6% up from Ps. 1,099.5 million to Ps. 1.490.7 million during the fiscal years 2014 and 2013, respectively. Total consolidated gross profit, as a percentage of total revenues, rose from 50.3% in the fiscal year 2013 to 52.4% in the fiscal year 2014.

According to the business segment reporting and considering both our joint ventures and the inter-segment eliminations, gross profit rose by 33.5%, up from Ps. 1,131.1 million in the fiscal year 2013 to Ps. 1,509.7 million in the fiscal year 2014. The gross profit, as a percentage of total revenues, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations rose from 48.6% during the fiscal year 2013 to 52.1% during the fiscal year 2014.

Shopping Centers. Gross profit at the Shopping Centers segment increased by 26.4% up from Ps. 856.5 million for fiscal 2013 to Ps. 1,082.3 million in the fiscal year 2014. Gross profit from the Shopping Centers segment as a percentage of this segment’s revenues remained close to 53%.

Offices and others. Gross profit at the Offices and others segment rose by 31.8% from Ps. 173.8 million for fiscal 2013 up to Ps. 229.1 million during the fiscal year 2014. Gross profit for the Offices and others segment as a percentage of this segment’s revenues rose from 59.4% in the fiscal year 2013 to 67.2% in the fiscal year 2014.

Sales and Developments. Gross profit at the Sales and Developments segment rose by 46.2% up from Ps. 35.6 million for fiscal 2013 to Ps. 52.0 million in the fiscal year 2014. Gross profit for the Sales and Developments segment, as a percentage of this segment’s revenues, rose from 25.1% in the fiscal year 2013 to 60.8% in the fiscal year 2014.

Hotels. Gross profit at the Hotels segment rose by 100.8% up from Ps. 57.6 million for fiscal 2013 to Ps. 115.6 million in the fiscal year 2014. Gross profit for the Hotels segment, as a percentage of this segment’s revenues, increased from 25.5% in the fiscal year 2013 to 34.9% in the fiscal year 2014.

International. Gross profit at the International segment rose by 310.4%, up from Ps. 7.4 million for fiscal 2013 to Ps. 30.4 million in the fiscal year 2014. Gross profit at the International segment, as a percentage of this segment’s revenues, rose from 18.1% in the fiscal year 2013 to 33.5% in the fiscal year 2014.

Financial Operations and Others. Gross profit at the Financial Operations and Others segment shrank by Ps. 0.1 million, down from Ps. 0.3 million for fiscal 2013 to Ps. 0.2 million in the fiscal year 2014. Gross profit at the Financial Operations and Others segment, as a percentage of this segment’s revenues, rose from 24.6% in the fiscal year 2013 to 35.0% in the fiscal year 2014.

Gain from disposal of investment properties

Gain from disposal of investment properties rose by 28.2%, up from Ps. 183.8 million in the fiscal year 2013 to Ps. 235.5 million in the fiscal year 2014, due primarily to the sales of functional units at: Maipú 1300 Building (Ps. 28.3 million), Bouchard 551 Building (Ps. 24.1 million), Av. de Mayo 595 Building (Ps. 19.2 million), Constitución 1159 Property (Ps. 13.4 million), Costeros Dique IV Building (Ps. 2.9 million) and Rivadavia 565 Property (Ps. 1.1 million), partially offset by less income from sales at Libertador 498 Building (Ps. 36.7 million).

General and administrative expenses

	Fiscal Year ended on June 30, 2014
General and administrative expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	(100.7)	(0.1)	(0.7)	(101.5)
Offices and others	(41.2)	(0.1)	(0.6)	(41.9)
Sales and Developments	(37.0)	(0.5)	-	(37.5)
Hotels	(58.6)	-	(1.0)	(59.6)
International	(59.5)	-	-	(59.5)
Financial Operations and Others	(0.1)	-	-	(0.1)
Total administrative expenses	(296.9)	(0.7)	(2.3)	(300.1)

	Fiscal Year ended on June 30, 2013
General and administrative expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	(66.4)	(0.1)	(1.1)	(67.6)
Offices and others	(34.8)	(0.2)	-	(35.0)
Sales and Developments	(31.0)	(1.9)	-	(32.9)
Hotels	(49.4)	-	(0.5)	(49.9)
International	(13.2)	-	-	(13.2)
Financial Operations and Others	(0.3)	-	-	(0.3)
Total administrative expenses	(195.0)	(2.2)	(1.6)	(198.9)

Total administrative expenses rose by 52.3%, up from Ps. 195.0 million in the fiscal year 2013 to Ps. 296.9 million in the fiscal year 2014, mainly due to the expenses attributable to our International segment which exhibited major growth primarily due to the devaluation of Argentina’s Peso and the expenses incurred in connection with our investment in IDBD. Total administrative expenses as a percentage of total revenues rose from 8.9% in the fiscal year 2013 to 10.4% in the fiscal year 2014.

The administrative expenses of our joint ventures decreased by 68.2%, from Ps. 2.2 million in the fiscal year 2013 (out of this figure, there are Ps. 1.9 million allocated to the Sales and Developments segment) to Ps. 0.7 million in the fiscal year 2014 (out of this figure, there are Ps. 0.5 million allocated to the Sales and Developments segments).

Thus, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, the administrative expenses grew by 50.9% up from Ps. 198.9 million in the fiscal year 2013 to Ps. 300.1 million in the fiscal year 2014. The administrative expenses as a percentage of revenues, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, went up from 8.5% in the fiscal year 2013 to 10.4% in the fiscal year ended June 30, 2014.

Shopping Centers. The administrative expenses in the Shopping Centers segment rose by 50.2%, up from Ps. 67.6 million in the fiscal year 2013 to Ps. 101.5 million in the fiscal year 2014, mainly as a result of: (i) an Ps. 13.3 million increase in the charges associated to salaries, social security contributions and other personnel expenses ; (ii) an Ps. 11.3 million increase in the charge associated to our Board of Directors’ fees; and (iii) an Ps. 5.3 million increase in the charge associated to fees for services. The administrative expenses for the segment, measured as a percentage of this segment’s revenues, rose from 4.2% in the fiscal year 2013 to 5.0% in the fiscal year ended June 30, 2014.

Offices and others. General and administrative expenses in our Offices and others segment increased by 19.9%, up from Ps. 35.0 million in the fiscal year 2013 to Ps. 41.9 million in the fiscal year 2014, primarily due to an Ps. 9.1 million increase in the charge associated to salaries, social security contributions and other personnel expenses partially offset by a Ps. 3.1 million decrease in the charge associated to Directors’ fees. The segment’s General and administrative expenses, as a percentage of this segment’s revenues remained stable at 12%.

Sales and Developments. General and administrative expenses associated to our Sales and Developments segment rose by 13.9%, up from Ps. 32.9 million in the fiscal year 2013 to Ps. 37.5 million in the fiscal year 2014, primarily owing to an Ps. 6.5 million increase in the charge for salaries, social security contributions and other personnel expenses partially offset by an Ps. 2.6 million decrease in the charge for Directors’ fees. The General and administrative expenses associated to the Sales and Developments segment as a percentage of this segment’s revenues rose from 23.2% in the fiscal year ended June 30, 2013 to 43.8% in the fiscal year ended june 30, 2014.

Hotels. The General and administrative expenses associated to our Hotels segment rose by 19.4% from Ps. 49.9 million in the fiscal year 2013 to Ps. 59.6 million in the fiscal year 2014, mainly as a result of: (i) a Ps. 4.0 million increase in salaries, social security contributions and other personnel expenses; (ii); an increased charge, amounting to Ps. 2.2 million, as Maintenance and Repairs and (iii) an Ps. 2.5 million increase in fees for services, among others. The General and administrative expenses associated to the Hotels segment as a percentage of this segment’s revenues dropped from 22.1% in the fiscal year ended June 30, 2013 to 18.0% in fiscal ended June 30, 2014.

International. The General and administrative expenses associated to our International segment rose by Ps. 46.3 million, up from Ps. 13.2 million in the fiscal year 2013 to Ps. 59.5 million in the fiscal year 2014, mainly due to: (i) the devaluation of Argentina’s Peso, (iii) expenses incurred in connection with our investment in IDBD, and, to a lesser extent, (ii) the 12-month consolidation in the year 2014 compared to the 9-month consolidation in the year 2013 of the results of Rigby 183, allocated to rentals. The General and administrative expenses associated to the International segment as a percentage of this segment’s revenues rose from 32.3% in the fiscal year ended June 30, 2013 to 65.5% in the fiscal year ended June 30, 2014.

Selling expenses

	Fiscal Year ended on June 30, 2014
Selling expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	(72.5)	(0.7)	(0.2)	(73.4)
Offices and others	(20.3)	(0.4)	-	(20.7)
Sales and Developments	(11.3)	(2.4)	-	(13.7)
Hotels	(42.2)	-	(0.2)	(42.4)
International	-	-	-	-
Financial Operations and Others	0.1	-	-	0.1
Total de Selling expenses	(146.2)	(3.5)	(0.4)	(150.1)

	Year ended on June 30, 2013
Selling expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	(58.2)	(0.7)	-	(58.9)
Offices and others	(10.9)	(0.5)	-	(11.4)
Sales and Developments	(6.7)	(9.8)	-	(16.5)
Hotels	(28.8)	-	(0.1)	(28.9)
International	-	-	-	-
Financial Operations and Others	(1.6)	-	-	(1.6)
Total de Selling expenses	(106.2)	(11.0)	(0.1)	(117.3)

Total consolidated selling expenses rose by 37.8%, up from Ps. 106.2 million in the fiscal year 2013 to Ps. 146.2 million in the fiscal year 2014. Total consolidated selling expenses measured as a percentage of total consolidated revenues remained stable at 5%.

In turn, the selling expenses of our joint ventures shrank by 68.2%, down from Ps. 11.0 million (out of this figure, there are Ps. 9.8 million allocated to the Sales and Developments segment) in the fiscal year 2013 to Ps. 3.5 million (out of this figure, there are Ps. 2.4 million allocated to the Sales and Developments segment) in the fiscal year 2014. This decrease is primarily due to lower expenses from our Cyrsa joint ventures in connection with a reduction in the sales of the Horizons project recognized in the fiscal year 2014.

Thus, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, selling expenses grew by 28.0% up from Ps. 117.2 million in the fiscal year 2013 to Ps. 150.1 million in the fiscal year 2014. Selling expenses as a percentage of revenues, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, remained stable at 5% in both fiscal years.

Shopping Centers. Selling expenses in the Shopping Centers segment rose by 24.6%, up from Ps. 58.9 million in the fiscal year 2013 to Ps. 73.4 million in the fiscal year 2014 primarily as a result of: (i) a Ps. 10.2 million increase in the charge associated to taxes, rates and contributions; (ii) a Ps. 5.2 million increase in advertising expenses and other selling expenses; (iii) a Ps. 2.7 million increase in the charge associated to salaries, social security contributions and other personnel expenses; partially offset by (iv) an Ps. 4.1 million decrease in bad debts. Selling expenses, as a percentage of the Shopping Centers segment’s revenues remained stable at 3.6% in both fiscal years.

Offices and others. The selling expenses associated to our Offices and others segment rose by 82.7%, up from Ps. 11.4 million in the fiscal year 2013 to Ps. 20.8 million in the fiscal year 2014 mainly attributable to: (i) an Ps. 4.6 million increase in bad debts; (ii) an Ps. 2.4 million increase in the charge associated to salaries, social security contributions and other personnel expenses; and (iii) an Ps. 2.1 million increase in taxes, rates and contributions, primarily owing to an increase in gross receipts tax. The selling expenses associated to our Offices and others segment, measured as a percentage of this segment’s revenues rose from 3.9% in fiscal 2013 to 6.1% in fiscal 2014.

Sales and Developments. The selling expenses for the Sales and Developments segment decreased by 16.7%, down from Ps. 16.5 million in the fiscal year 2013 to Ps. 13.7 million in the fiscal year 2014, mainly as a result of: (i) a Ps. 2.7 million decrease in taxes, rates and contributions and (ii) lower charges associated to fees and payment for services, which amounted to Ps. 2.7 million and were partially offset by (i) an Ps. 1.3 million increase in the charge associated to salaries, social security contributions and other personnel expenses, and (ii) increased charge associated to commissions for Ps.0.9 million. The selling expenses associated to our Sales and Developments segment as a percentage of this segment’s revenues rose from 11.6% in fiscal 2013 to 16.0% in fiscal 2014.

Hotels. The selling expenses associated to our Hotels segment rose by 46.4%, from Ps. 28.9 million in the fiscal year 2013 to Ps. 42.3 million in the fiscal year 2014, mainly due to: (i) an Ps. 6.5 million increase in taxes, rates and contributions; (ii) an increased charge, amounting to Ps. 2.1 million, associated to salaries, social security contributions and other personnel expenses and (iii) an Ps. 2.1 million increase in advertising and other selling expenses. The selling expenses associated with our Hotels segment measured as a percentage of this segment’s revenues remained stable at 12.8% in both fiscal years.

Financial Operations and Others. Selling expenses in the Financial Operations and Others segment shrank by Ps. 1.7 million, from an Ps. 1.6 million loss in the fiscal year 2013 to income for Ps. 0.1 million in the fiscal year 2014, mainly attributable to a recovery of loan loss charges related to the residual consumer financing activities attributable to Apsamedia (Metroshop’s surviving company and presently merged with APSA).

Other operating results, net

	Year ended on June 30, 2014
Other operating results, net	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	(46.0)	(0.7)	0.1	(46.6)
Offices and others	(1.8)	(2.3)	1.0	(3.1)
Sales and Developments	8.3	(0.2)	-	8.1
Hotels	(2.7)	-	-	(2.7)
International	(0.9)	-	-	(0.9)
Financial Operations and Others	(2.9)	-	-	(2.9)
Total de Other operating results, net	(46.0)	(3.2)	1.1	(48.1)

	Year ended on June 30, 2013
Other operating results, net	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	(44.5)	(0.5)	-	(45.0)
Offices and others	0.2	(1.0)	0.5	(0.2)
Sales and Developments	6.3	0.1	-	6.3
Hotels	(0.4)	-	-	(0.4)
International	135.1	-	-	135.1
Financial Operations and Others	(3.4)	-	-	(3.4)
Total de Other operating results, net	93.3	(1.4)	0.5	92.4

The Other operating results, net line went from Ps. 93.3 million in net income for the fiscal year 2013 to Ps. 46.0 million in net loss for the fiscal year 2014, mainly due to the non-recurrence of a Ps. 137.0 million profit recognized in the fiscal year 2013 for the acquisition of an additional interest in Rigby 183.

The effect of the consolidation of our joint ventures is not significant in this line. According to the business segment reporting and considering both our joint ventures and the inter-segment eliminations, the Other operating results, net line went from Ps. 92.4 million in net income for the fiscal year 2013 to Ps. 48.1 million in net loss for the fiscal year 2014.

Shopping Centers. The Other operating losses, net for the Shopping Centers segment rose by 3.9%, up from Ps. 45.0 million in the fiscal year 2013 to Ps. 46.6 million in the fiscal year 2014, mainly as a consequence of: (i) a Ps. 1.8 million increase in the charge for lawsuits and contingencies and (ii) a Ps. 0.6 million increase in donations, partially offset by (iii) reduced charges, Ps. 0.3 million, for the analysis and assessment of projects. The Other operating losses, net, as a percentage of total revenues in the Shopping Centers segment, shrank from 2.8% in the fiscal year 2013 to 2.3% in the fiscal year 2014.

Offices and others. The Other operating losses, net associated with our Offices and others segment rose by Ps. 2.8 million, from Ps. 0.2 million in the fiscal year 2013 to Ps. 3.1 million in the fiscal year 2014, mainly due to: (i) the non-recurrence of a recovery of an allowance for the impairment of assets charged in the fiscal year 2013 for Ps. 1.8 million an; (ii) a reduced charge, amounting to Ps. 0.7 million, associated to lawsuits and other contingencies. The Other operating losses, net associated with our Offices and others segment as a percentage of this segment’s revenues rose from 0.1% in fiscal 2013 to 0.9% in fiscal 2014.

Sales and Developments. The Other operating income, net in connection with our Sales and Developments segment rose by Ps. 1.8 million, up from Ps. 6.3 million in the fiscal year 2013 to Ps. 8.1 million in the fiscal year 2014, mainly due to: (i) a fee charged as “fee for admission to the undertaking” in connection with the sale of the Neuquén lot that will accommodate a hotel for Ps. 13.4 million, (ii) reduced charges, Ps. 2.2 million, for the analysis and assessment of projects and (iii) a reduced charge for this fiscal year associated to lawsuits and other contingencies for Ps. 1.3 million; partially offset by (iv) the non-recurrence of the Ps. 15.1 million profit for the sale of our interest in the capital stock of Canteras Natal Crespo S.A. (a joint venture), recognized in the fiscal year 2013. The Other operating losses, net associated with our Sales and Developments segment as a percentage of this segment’s revenues rose from 4.5% in fiscal 2013 to 9.5% in fiscal 2014.

Hotels. The Other operating losses, net associated to the Hotels segment rose by Ps. 2.3 million, up from Ps. 0.4 million in the fiscal year 2013 to Ps. 2.7 million in the fiscal year 2014, primarily owing to increased charges associated to the provisions for lawsuits and other contingencies. The Other operating losses, net associated to the Hotels segment, as a percentage of this segment’s revenues rose from 0.2% in fiscal 2013 to 0.8% in fiscal 2014.

International. Other operating results, net in this segment went from Ps. 135.1 million in net income for the fiscal year 2013 to Ps. 0.9 million in net loss for the fiscal year 2014, primarily due to the non-recurrence of a Ps. 136.0 million profit recognized in the fiscal year 2013 for the acquisition of an additional interest in Rigby 183 LLC. The Other operating losses, net associated with our International segment as a percentage of this segment’s revenues decreased from 330.3% in fiscal 2013 to 1.0% in fiscal 2014.

Financial Operations and Others. The Other operating losses, net associated to our Financial Operations and Others segment shrank by Ps. 0.5 million, from Ps. 3.4 million in the fiscal year 2013 to Ps. 2.9 million in the fiscal year 2014, mainly due to the fact that Banco Hipotecario has deducted a smaller amount as tax on dividends that it distributed and that were equally smaller to our subsidiaries Ritelco and Tyrus in the fiscal year 2014.

Operating income/(loss)

As a consequence of the situations discussed above, total consolidated operating income grew by 15.0% from Ps. 1,075.6 million to Ps. 1,237.2 million during the fiscal years 2013 and 2014, respectively. Total consolidated operating income, as a percentage of total consolidated revenues, dropped from 49.2% in the fiscal year 2013 to 43.5% in the fiscal year 2014.

The operating income/(loss) of our joint ventures decreased by 35.7%, down from Ps. 15.7 million (out of this figure, there were Ps. 11.3 million allocated to the Sales and Developments segment) in the fiscal year 2013, to Ps. 10.1 million (out of this figure, there were Ps. 3.8 million allocated to the Sales and Developments segment) in the fiscal year 2014.

Thus, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, operating income rose by 14.3% up from Ps. 1,091.3 million in the fiscal year 2013 to Ps. 1,247.1 million in the fiscal year 2014. Operating income measured as a percentage of revenues according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, shrank from 46.9% in the fiscal year 2013 to 43.0% in the fiscal year 2014.

Shopping Centers. Operating income in our Shopping Centers segment grew by 25.7%, from Ps. 684.9 million in income for the fiscal year 2013 to Ps. 860.8 million in income for the fiscal year 2014. The operating income for our Shopping Centers segment, measured as a percentage of this segment’s revenues remained stable at 42.0% in both fiscal years.

Offices and others. Operating income in our Offices and others segment grew by 28.4%, up from Ps. 127.2 million in income for the fiscal year 2013 to Ps. 163.4 million in income for the fiscal year 2014. The operating income in our Offices and others segment measured as percentage of this segment’s revenues grew from 43.5% in fiscal 2013 to 47.9% in fiscal 2014.

Sales and Developments. Operating income in our Sales and Developments segment rose by 38.6%, up from income for Ps. 176.4 million in the fiscal year 2013 to income for Ps. 244.5 million in the fiscal year 2014. The operating income in our Sales and Developments segment as a percentage of this segment’s revenues rose from 124.2% in fiscal 2013 to 285.9% in fiscal 2014.

Hotels. The trend of the Operating income/(loss) for the Hotels segment has reverted, from a Ps. 21.6 million loss in the fiscal year 2013 to Ps. 11.0 million in income for the fiscal year 2014. The operating income in our Hotels segment as a percentage of this segment’s revenues rose from a loss of 9.6% in fiscal 2013 to a gain of 3.3% in fiscal 2014.

International. Operating income/(loss) in our International segment shrank, from Ps. 129.3 million in income for the fiscal year 2013 to a loss of Ps. 30,0 million in the fiscal year 2014. The operating income in our International segment as a percentage of this segment’s revenues rose from 316.1% in fiscal 2013 to 33.0% in fiscal 2014.

Financial Operations and Others. Operating income/(loss) for our Financial Operations and Others segment has improved, from a Ps. 4.9 million loss in the fiscal year 2013 to a Ps. 2.6 million loss in the fiscal year 2014. The operating income in our Financial Operations and Others.  segment as a percentage of this segment’s revenues decreased from a loss of 407.7% in fiscal 2013 to a loss of 453.1% in fiscal 2014.

Share of profit / (loss) of Associates and joint ventures

The share of  loss of associates and joint ventures increased from a loss of Ps. 7.4 million in the fiscal year 2013 to a loss of Ps. 413.8 million in the fiscal year 2014. This growth is mainly due to the Ps. 517.0 million loss booked in the course of this fiscal year in IDBD, the fact that it is measured at market value and that since our acquisition, this company’s common shares have fallen by 47.3% and to the larger loss of Ps. 32.3 million caused by our interest in New Lipstick LLC (International segment), partially offset by the recognition in the course of this fiscal year of income for Ps. 15.5 million for the acquisition of Supertel (International segment) and the increased revenues from our interest in Banco Hipotecario for Ps. 123.8 million (Financial Operations and Others segment).

Financial results, net

The net financial loss grew by 169.4%, from Ps. 638.2 million in the fiscal year 2013 to Ps. 1,719.3 million in the fiscal year 2014, mainly as a result of: (i) larger foreign exchange losses that amounted to Ps. 795.8 million; (ii) interest that amounted to Ps.161.6 million; and (iii) loss on derivative financial instruments to Ps. 327.9; partially offset by (iv) increased income from the valuation at fair value of financial assets and liabilities for Ps. 214.0 million, primarily due to (a) the valuation of assets and liabilities in connection with Dolphin for Ps. 165 million and (b) the valuation of Supertel’s preferred shares for Ps. 50.7 million.

As regards the foreign exchange loss, in the fiscal year 2014, Argentina’s peso depreciated by approximately 51% down from Ps. 5.388 to the U.S. Dollar at June 30, 2013 to Ps. 8.133 to the U.S. Dollar at June 30, 2014, while in the fiscal year 2013 the variation had been 19.0%, from Ps. 4.527 to the U.S. Dollar at June 30, 2012 up to Ps. 5.388 to the U.S. Dollars at June 30, 2013. As discussed at the beginning, this situation adversely affects our financial results because of the exposure of our indebtedness to the variations in the exchange rate between Argentina’s Peso and the U.S. Dollar.

Income Tax

We apply the deferred tax method to calculate the income tax applicable to the fiscal years under consideration, thus recognizing the temporary differences as tax assets and liabilities. The income tax expense for the fiscal year went from a Ps. 132.8 million loss in the fiscal year 2013 to Ps. 64.3 million in income for the fiscal year 2014, hand in hand with income before tax, which went from Ps. 430.1 million in income for the fiscal year 2013 to a loss of Ps. 580.3 million in the fiscal year 2014.

Income/(loss) for the year

As a result of the factors described above, Income/(loss) for the year went from income for Ps. 297.2 million in the fiscal year 2013 to a loss for Ps. 831.6 million in the fiscal year 2014.

The income attributable to our controlling shareholders went from Ps. 238.7 million in income for the fiscal year 2013 to Ps. 786.5 million in loss for the fiscal year 2014.

Income/(loss) attributable to the non-controlling interest went from income for Ps. 58.5 million in the fiscal year 2013 to a loss for Ps. 45.1 million in the fiscal year 2014, primarily owing to the non-recurrence of the profits recognized in the fiscal year 2013 for Ps. 22.1 million from REIG, REIG II and REIG III, losses recognized in the course of this fiscal year for Ps. 113.4 million in connection with Dolphin Fund (the vehicle we used to invest in IDBD with a 13.84% ownership interest), offset by increased profit for Ps. 17.8 million recognized in RES and Efanur (the vehicles we used to invest in Supertel through minority interests equivalent to 33.2%) and increased profit from APSA, Pamsa and ERSA for Ps. 15.9 million (subsidiaries with minority ownership interests equivalent to 4.3%, 20.0% and 46.3%, respectively).

Results of operations for the fiscal years ended on June 30, 2013 and 2012

Comparability of information:

Shopping Centers:

In August 2011, we acquired a 50% of the capital stock in NPSF, a joint venture that owns the “La Ribera Shopping” shopping center. However, neither the income/(loss) from this joint venture in the Income statement nor the proportionate consolidation of this joint venture in the business segment reporting within the Shopping Centers segment were significant for the fiscal years presented.

Offices and others:

Revenues and costs from our Offices and others segment saw their comparability affected by partial sales of properties for rental allocated to that segment. In this respect, during fiscal year 2013, there were sales for 14,442 square meters of leasable surface area (approximately 9.4% of total leasable area at the beginning of the fiscal year) (See Note 3 to our consolidated financial statements as of June 30, 2014, 2013 and 2012).

Additionally, in November 2012, we acquired a 25% of the capital stock in La Rural (through our joint venture EHSA) which holds an usufruct agreement over The Predio Ferial de Palermo, located in the City of Buenos Aires. However, the result of the interest accounted under the equity method of this investment both in the Income statement and in the business segment reporting within the Offices and others segment was not significant for the fiscal years presented and therefore, it had not quantitative effect on information comparability.

International:

When it comes to the International segment, information comparability is affected primarily by the consolidation as from October 1, 2012 of the results of Rigby 183, while during fiscal year 2012, those results were recorded under the equity method under “Shares of (loss) / profit of associates and joint ventures” in the income statement.

Financial Operations and Others:

The operating result of the Financial Operations and Others segment primarily reflects the residual consumer financing activities attributable to Apsamedia (Metroshop’s surviving company and presently merged with APSA), which have been decreasing progressively in the fiscal years under discussion.

Revenues

	Fiscal Year ended on June 30, 2013
Revenues	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	1,613.3	11.7	-	1,625.0
Offices and others	281.1	7.4	3.9	292.4
Sales and Developments	24.9	117.1	-	142.0
Hotels	225.8	-	-	225.8
International	40.9	-	-	40.9
Financial Operations and Others	1.2	-	-	1.2
Total revenues	2,187.2	136.2	3.9	2,327.3

	Fiscal Year ended on June 30, 2012
Revenues	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	1,317.8	3.8	-	1,321.6
Offices and others	245.9	8.2	1.5	255.6
Sales and Developments	51.9	110.9	-	162.8
Hotels	170.0	-	-	170.0
International	-	-	-	-
Financial Operations and Others	4.8	-	-	4.8
Total revenues	1,790.4	122.9	1.5	1,914.8

Total consolidated revenues rose by 22.2%, up from Ps. 1,790.4 million in the fiscal year 2012 to Ps. 2,187.2 million in the fiscal year 2013.

In turn, income from interests in our joint ventures showed a 10.8% increase, up from Ps. 122.9 million in the fiscal year 2012 to Ps. 136.2 million in the fiscal year 2013, primarily owing to higher revenues from sales related to the Horizons project, from the Cyrsa joint venture.

In addition, inter-segment revenues rose by 160.0%, up from Ps. 1.5 million in the fiscal year 2012 to Ps. 3.9 million in the fiscal year 2013, primarily owing to an increase in office footage occupied by our subsidiary APSA.

Thus, according to the business segment reporting and considering all our joint ventures as well as inter-segment eliminations, revenues grew by 21.5% up from Ps. 1,914.8 million in the fiscal year 2012 to Ps. 2,327.3 million in the fiscal year 2013.

Shopping Centers. Revenues from the Shopping Centers segment rose by 23.0%, up from Ps. 1,321.6 million in the fiscal year 2012 to Ps. 1,625.0 million in the fiscal year 2013. This variation arose mainly from: (i) a Ps. 167.7 million increase in the revenues from fixed and variable rentals stemming from a 24.6% increase in our tenants’ total sales, up from Ps. 9,898.8 million in the fiscal year 2012 to Ps. 12.336.6 million in fiscal 2013, (ii) a Ps. 98.5 million increase in revenues from common maintenance expenses and common advertising fund.

Offices and others. Revenues from the Offices and others segment rose by 14.4%, up from Ps. 255.6 million in fiscal 2012 to Ps. 292.4 million in fiscal 2013. They were affected by the partial sales of investment properties that took place in the fiscal year 2013 and caused a reduction in the segment’s total leasable surface area. Rental revenues, considering properties that are similar for both fiscal years on account of no reductions in their leasable area rose by 23%, up from Ps. 152.6 million in the fiscal year 2012 to Ps. 188.1 million in the fiscal year 2013, whilst the rental revenues associated to properties whose leasable area had sustained a reduction, rose only 1.5%, up from Ps. 102.8 million in the fiscal year 2012 to Ps. 104.3 million in the fiscal year 2013. At the end of fiscal 2013 the occupancy rate for the portfolio of premium offices had been 97.1% and the average rental remained close to US$ 26 per square meter.

Sales and Developments. Revenues from this segment usually undergo significant variations between periods because of: (i) the non-recurrence of the sales of properties and of the prices obtained for such sales; (ii) the quantity of properties being developed and (iii) the date of completion of such developments. Revenues from the Sales and Developments segment decreased by 12.8% from Ps. 162.8 million in the fiscal year 2012 to Ps. 142.0 million in the fiscal year 2013. Revenues from our Sales and Development segment for the fiscal year ended June 30, 2012 mainly included:

•	Ps. 110.6 million in revenues from the sale of Horizons’ completed units;
•	Ps. 27.3 million in revenues from the sale of plots of “Rosario Plots”;
•	Ps. 10.3 million in revenues from the sale of plots of “El Encuentro”, and
•	Ps. 9.2 million in revenues from the sale of Caballito Nuevo.

Revenues from our Sales and Development segment for the fiscal year ended June 30, 2013 mainly included:

•	Ps. 117.1 million in revenues from the sale of Horizons’ completed units;
•	Ps. 11.7 million in revenues from the sale of plots of “El Encuentro”, and
•	Ps. 7.0 million in revenues from the sale of Caballito Nuevo.

Hotels. Revenues from our Hotels segment rose by 32.8%, up from Ps. 170.0 million in the fiscal year ended June 30, 2012 to Ps. 225.8 million in the fiscal year ended June 30, 2013, primarily owing to the recovery in revenues from our Llao Llao hotel, which during fiscal year 2011 was affected by the eruption of the Chilean volcano, that adversely impacted on the arrival of travelers to the City of Bariloche, Province of Rio Negro, due to the closure of the airport. In the fiscal year ended June 30, 2013, Llao Llao recovered after a bad performance during fiscal year 2012 and revised its rates.

International. Revenues from our International segment were Ps. 40.9 million in the fiscal year 2013 due to the consolidation as from October 1, 2012 of the results from Rigby 183 LLC, company owner of the rental office building located at Madison Avenue 183, New York, United States. As of the end of fiscal year ended June 30, 2013, the occupancy rate of such building was 98.5%. This segment did not recorded revenues during the fiscal year ended June 30, 2012.

Financial Operations and Others. Revenues from the Financial Operations and Others segment fell from Ps. 4.8 million in the fiscal year 2012 to Ps. 1.2 million in the fiscal year 2013 as a consequence of lower revenues from residual consumer financing activities that Apsamedia (Metroshop’s surviving company and presently merged with APSA) used to conduct.

Costs

	Fiscal Year ended on June 30, 2013
Costs	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	(759.0)	(6.9)	(2.7)	(768.6)
Offices and others	(113.8)	(4.8)	-	(118.6)
Sales and Developments	(12.2)	(94.2)	-	(106.4)
Hotels	(168.3)	-	-	(168.3)
International	(33.5)	-	-	(33.5)
Financial Operations and Others	(0.9)	-	-	(0.9)
Total Costs	(1,087.7)	(105.9)	(2.7)	(1,196.3)

	Fiscal Year ended on June 30, 2012
Costs	Income statement	Interests in joint venture	Inter-segment eliminations	Segment- reporting
Shopping Centers	(625.3)	(3.1)	(0.1)	(628.5)
Offices and others	(93.7)	(1.3)	-	(95.0)
Sales and Developments	(20.2)	(94.0)	-	(114.2)
Hotels	(117.7)	-	-	(117.7)
International	-	-	-	-
Financial Operations and Others	(1.7)	-	-	(1.7)
Total Costs	(858.6)	(98.4)	(0.1)	(957.1)

Total consolidated costs increased by 26.7%, up from Ps. 858.6 million in the fiscal year 2012 to Ps. 1,087.7 million in the fiscal year 2013. Total consolidated costs as a percentage of total consolidated revenues, shrank from 48.0% during the fiscal year 2012 to 49.7% during the fiscal year 2013.

In turn, the costs from our joint ventures exhibited a 7.6% increase, up from Ps. 98.4 million in the fiscal year 2012 to Ps. 105.9 million in the fiscal year 2013. In addition, inter-segment costs rose, up from Ps. 0.1 million in the fiscal year 2012 to Ps. 2.7 million in the fiscal year 2013.

Therefore, according to the business segment reporting and considering both our joint ventures and inter-segment eliminations, costs grew by 25.0% up from Ps. 957.1 million in the fiscal year 2012 to Ps. 1,196.3 million in the fiscal year 2013. Total costs as a percentage of total revenues, according to the business segment reporting and considering both our joint ventures and the inter-segment eliminations, increased from 50.0% during the fiscal year 2012 to 51.4% in the fiscal year 2013.

Shopping Centers. Costs from our Shopping Centers segment rose by 22.3%, up from Ps. 628.5 million during the fiscal year ended June 30, 2012 to Ps. 768.6 million during the fiscal year ended June 30, 2013. This increase is mainly due to: (i) an increase in salaries, social security contributions and other personnel expenses amounting to Ps. 53.8 million, (ii) an increase in maintenance, security, cleaning, repair and others expenses amounting to Ps. 27.7 million, (iii) an increase in amortizations and depreciations of Ps. 15.7 million; (iv) an increase in advertising and other selling expenses of Ps. 13.8 million; (v) an increase in taxes, rates and contributions amounting to Ps. 11.3 million, and (vi) an increase in fees and service contributions of Ps.7.0 million. Costs from the Shopping Centers segment, as a percentage of this segment’s revenues, decreased from 47.6% for the fiscal year ended June 30, 2012 to 47.3% for the fiscal year ended June 30, 2013.

Offices and others. Costs in our Offices and others segment increased by 24.8%, from Ps. 95.0 million during the fiscal year ended June 30, 2012 to Ps. 118.6 million during the fiscal year ended June 30, 2013. This variance is affected by the sales of investment properties during the fiscal year ended June 30, 2013, which generated rental and services costs in this segment. Costs in the Offices and others segment, considering similar properties in both fiscal years on account of the inexistence of sales, rose by 35.0%, from Ps. 50.5 million up to Ps. 68.1 million. Besides, the costs associated to non-comparable properties increased by 13.0%, up from Ps. 44.6 million to Ps. 50.4 million. Costs in our Offices and others segment, as a percentage of this segment’s revenues, increased from 37.2% for the fiscal year ended June 30, 2012 to 40.6% for the fiscal year ended June 30, 2013.

Sales and Developments. This segment’s costs often exhibit significant variances between one period and the other because of: (i) the non-recurrence of the sales of properties and of the prices obtained for such sales; (ii) the quantity of properties being developed and (iii) the date of completion of developments with construction in progress. The costs associated to our Sales and Developments segment decreased by 6.8%, from Ps. 114.2 million during the fiscal year ended June 30, 2012 down to Ps. 106.4 million during the fiscal year ended June 30, 2013. Costs incurred by our Sales and Developments segment for the fiscal year ended June 30, 2012 mainly included:

•	Ps. 91.3 million of costs related to the sale of Horizons’ completed units;

•	Ps. 7.6 million of costs related to the sale of plots of “Rosario Plot”, and
•	Ps. 3.0 million of costs related to the sale of Caballito Nuevo.

Costs incurred by our Sales and Developments segment for the fiscal year ended June 30, 2013 mainly included:

•	Ps. 91.1 million of costs related to the sale of Horizons’ completed units;
•	Ps. 1.8 million of costs related to the sale of Caballito Nuevo; and
•	Ps. 1.8 million of costs related to the sale of plots of “El Encuentro”.

Costs related to our Sales and Developments segment, as a percentage of revenues from this segment, increased from 70.1% for the fiscal year ended June 30, 2012 to 74.9% for the fiscal year ended June 30, 2013.

Hotels. Costs in our Hotels segment rose by 43.0%, from Ps. 117.7 million during the fiscal year ended June 30, 2012 to Ps. 168.3 million during the fiscal year ended June 30, 2013, mainly due to an increase in the costs of Llao Llao Hotel of Ps. 26.4 million in salaries, social security contributions and other personnel expenses, primary as a result of the expiration of the crisis agreement for the eruption of the Puyehue volcano and the recovery of the average occupancy rate. Our hotels in the City of Buenos Aires has also experienced an increase in their costs of salaries, social security contributions and other personnel expenses of Ps. 8.7 million, mainly due to increases agreed upon under their collective bargaining agreements. Costs related to our Hotels segment, as a percentage of this segment’s revenues, increased from 69.2% for the fiscal year ended June 30, 2012 to 74.5% for the fiscal year ended June 30, 2013.

International. Our costs in the International segment were Ps. 33.5 million during the fiscal year ended June 30, 2013 due to the consolidation as of October 1, 2012 of the results of Rigby 183. This segment has not recorded costs during the fiscal year ended June 30, 2012.

Financial Operations and Others. The costs from the Financial Operations and Others segment decreased by 47.1%, from Ps. 1.7 million in the fiscal year 2012 to Ps. 0.9 million in the fiscal year 2013, as a result of reduced revenues from the residual consumer financing activities attributable to Apsamedia (Metroshop’s surviving company and presently merged with APSA).

Gross profit

As a consequence of the situations discussed above, total consolidated gross profit rose by 18.0% up from Ps. 931.8 million to Ps. 1,099.6 million during the fiscal years 2013 and 2012, respectively. Total consolidated gross profit, as a percentage of total revenues, rose from 52.0% in the fiscal year 2012 to 50.3% in the fiscal year 2013.

According to the business segment reporting and considering both our joint ventures and the inter-segment eliminations, gross profit rose by 18.1%, up from Ps. 957.7 million in the fiscal year 2012 to Ps. 1,131.0 million in the fiscal year 2013. By the same token, gross profit, measured as a percentage of revenues, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations decreased from 50.0% during the fiscal year 2012 to 48.6% during the fiscal year 2013.

Shopping Centers. Gross profit at the Shopping Centers segment increased by 23.6% up from Ps. 693.1 million for fiscal 2012 to Ps. 856.4 million in the fiscal year 2013. Gross profit from the Shopping Centers segment as a percentage of this segment’s revenues remained at similar levels, from 52.4% in the fiscal year 2012 to 52.7% in the fiscal year 2013.

Offices and others. Gross profit at the Offices and others segment rose by 8.2% from Ps. 160.6 million for fiscal 2012 up to Ps. 173.8 million during the fiscal year 2013. Gross profit for the Offices and others segment as a percentage of this segment’s revenues decreased from 62.8% in the fiscal year 2012 to 59.4% in the fiscal year 2013.

Sales and Developments. Gross profit at the Sales and Developments segment dropped by 26.7% down from Ps. 48.6 million for fiscal 2012 to Ps. 35.6 million in the fiscal year 2013. Gross profit for the Sales and Developments segment, as a percentage of this segment’s revenues, dropped from 29.9% in the fiscal year 2012 to 25.1% in the fiscal year 2013.

Hotels. Gross profit at the Hotels segment rose by 9.9% up from Ps. 52,3 million for fiscal 2012 to Ps. 57.5 million in the fiscal year 2013. Gross profit for the Hotels segment, as a percentage of this segment’s revenues, dropped from 30.8% in the fiscal year 2012 to 25.5% in the fiscal year 2013.

International. Gross profit from our International segment amounted to Ps. 7.4 million in the fiscal year 2013 due to the consolidation of results of Rigby 183 LLC. This segment has not recorded gross profit during the fiscal year ended June 30, 2012.

Financial Operations and Others. Gross profit at the Financial Operations and Others segment shrank by Ps. 2.8 million, down from Ps. 3.1 million for fiscal 2012 to Ps. 0.3 million in the fiscal year 2013. Gross profit at the Financial Operations and Others segment, as a percentage of this segment’s revenues, decreased from 64.6% in the fiscal year 2012 to 25.0% in the fiscal year 2013.

Gain from disposal of investment properties

Gain from disposal of investment properties amounted to Ps. 183.8 million during the fiscal year ended June 30, 2013, increasing by 57.5% compared to the Ps. 116.7 million income recorded during the fiscal year ended June 30, 2012, due primarily to the sales of functional units at Bouchard 551 Building (Ps. 126.3 million of gross profit), Libertador 498 Building (Ps. 38.3 million of gross profit) and Maipú 1300 Building (Ps. 11.2 million of gross profit). During the fiscal year ended June 30, 2012 there mainly were sales of functional units at: Costeros Dique IV Building (Ps. 53.7 million of gross profit); Museo Renault Property (Ps. 40.4 million of gross profit) and Thames Property (Ps. 14.7 million of gross profit).

General and administrative expenses

	Fiscal Year ended on June 30, 2013
General and administrative expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	(66.4)	(0.1)	(1.1)	(67.6)
Offices and others	(34.8)	(0.2)	-	(35.0)
Sales and Developments	(31.0)	(1.9)	-	(32.9)
Hotels	(49.4)	-	(0.5)	(49.9)
International	(13.2)	-	-	(13.2)
Financial Operations and Others	(0.3)	-	-	(0.3)
Total administrative expenses	(195.1)	(2.2)	(1.6)	(198.8)

	Fiscal Year ended on June 30, 2012
General and administrative expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	(56.3)	(0.5)	(1.5)	(58.3)
Offices and others	(36.9)	-	-	(36.9)
Sales and Developments	(34.6)	(1.9)	-	(36.5)
Hotels	(37.4)	-	(0.5)	(37.9)
International	(8.8)	-	-	(8.8)
Financial Operations and Others	(0.3)	-	-	(0.3)
Total administrative expenses	(174.3)	(2.4)	(2.0)	(178.7)

Total consolidated administrative expenses rose by 11.9%, up from Ps. 174.3 million during the fiscal year ended June 30, 2012 to Ps. 195.1 million during the fiscal year ended June 30, 2013. Total consolidated administrative expenses as a percentage of total consolidated revenues dropped from 9.7% during the fiscal year ended June 30, 2012 to 8.9% during the fiscal year ended June 30, 2013.

The administrative expenses of our joint ventures remained stable, from Ps. 2.4 million in the fiscal year 2012 (out of this figure, there are Ps. 1.9 million allocated to the Sales and Developments segment) to Ps. 2.2 million in the fiscal year 2013 (out of this figure, there are Ps. 1.9 million allocated to the Sales and Developments segment).

According to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, the administrative expenses grew by 11.3% up from Ps. 178.7 million in the fiscal year 2012 to Ps. 198.8 million in the fiscal year 2013. The administrative expenses as a percentage of revenues, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, dropped from 9.3% in the fiscal year 2012 to 8.5% in the fiscal year 2013.

Shopping Centers. The general and administrative expenses related to our Shopping Centers segment rose by 16.0%, up from Ps. 58.3 million during the fiscal year ended June 30, 2012 to Ps. 67.6 million during the fiscal year ended June 30, 2013, as a result of: (i) a Ps. 7.0 million increase in Directors’ fees; (ii) a Ps. 1.5 million increase in the charges associated to salaries, social security contributions and other personnel expenses; and (iii) a Ps. 0.3 million increase in the charge associated to fees and payments for services. The general and administrative expenses related to our Shopping Centers segment, as a percentage of this segment’s revenues, dropped from 4.4% during the fiscal year ended June 30, 2012 to 4.2% during the fiscal year ended June 30, 2013.

Offices and others. General and administrative expenses in our Offices and others segment decreased by 5.1%, from Ps. 36.9 million during the fiscal year ended June 30, 2012 to Ps. 35.0 million during the fiscal year ended June 30, 2013, primarily owing to a Ps. 1.5 million decrease in the charge associated to Directors’ fees. The General and administrative expenses related to our Offices and others segment, as a percentage of this segment’s revenues dropped from 14.4% during the fiscal year ended June 30, 2012 to 12.0% during the fiscal year ended June 30, 2013.

Sales and Developments. General and administrative expenses associated to our Sales and Developments segment dropped by 9.9%, from Ps. 36.5 million during the fiscal year ended June 30, 2012 to Ps. 32.9 million during the fiscal year ended June 30, 2013, primarily owing to a Ps. 1.9 million decrease in the charge for Directors’ fees. The General and administrative expenses associated to our Sales and Developments segment as a percentage of this segment’s revenues rose from 22.4% during the fiscal year ended June 30, 2012 to 23.2% during the fiscal year ended June 30, 2013.

Hotels. The General and administrative expenses associated to our Hotels segment rose by 31.7% from Ps. 37.9 million during the fiscal year ended June 30, 2012 to Ps. 49.9 million during the fiscal year ended June 30, 2013, mainly as a result of a Ps. 6.7 million increase in salaries, social security contributions and other personnel expenses. The General and administrative expenses associated to our Hotels segment as a percentage of this segment’s revenues dropped from 22.3% during the fiscal year ended June 30, 2012 to 22.1% during the fiscal year ended June 30, 2013.

International. The General and administrative expenses associated to our International segment rose by 50.0%, up from Ps. 8.8 million during the fiscal year ended June 30, 2012 to Ps. 13.2 million during the fiscal year ended June 30, 2014, due to the consolidation of the results of Rigby 183.

Selling expenses

	Fiscal Year ended on June 30, 2013
Selling expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	(58.2)	(0.7)	-	(58.9)
Offices and others	(10.9)	(0.5)	-	(11.4)
Sales and Developments	(6.7)	(9.8)	-	(16.5)
Hotels	(28.8)	-	(0.1)	(28.9)
International	-	-	-	-
Financial Operations and Others	(1.6)	-	-	(1.6)
Total de Selling expenses	(106.2)	(11.0)	(0.1)	(117.3)

	Fiscal Year ended on June 30, 2012
Selling expenses	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	(43.6)	(0.5)	-	(44.1)
Offices and others	(9.6)	(0.5)	-	(10.1)
Sales and Developments	(10.9)	(10.2)	-	(21.1)
Hotels	(22.8)	-	-	(22.8)
International	-	-	-	-
Financial Operations and Others	2.2	-	-	2.2
Total de Selling expenses	(84.7)	(11.2)	-	(95.9)

Total consolidated selling expenses rose by 25.4%, up from Ps. 84.7 million in the fiscal year 2012 to Ps. 106.2 million in the fiscal year 2013. Total consolidated selling expenses measured as a percentage of total consolidated revenues remained stable at 5%.

In turn, the selling expenses of our joint ventures remained at around Ps. 11 million in both fiscal years (mainly allocated to the Sales and Developments segment).

According to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, selling expenses grew by 22.3% up from Ps. 95.9 million in the fiscal year 2012 to Ps. 117.3 million in the fiscal year 2013. Selling expenses measured as a percentage of revenues, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, remained stable at 5% in both fiscal years.

Shopping Centers. Selling expenses related to our Shopping Centers segment rose by 33.6%, up from Ps. 44.1 million during the fiscal year ended June 30, 2012 to Ps. 58.9 million during the fiscal year ended June 30, 2013 as a result of: (i) a Ps. 9.2 million increase in the charge associated to taxes, rates and contributions; (ii) a Ps. 4.4 million increase in bad debts, net of recoveries, and (iii) a Ps. 2.0 million increase in advertising and other selling expenses. Selling expenses of our Shopping Centers segment, as a percentage of the this segment’s revenues rose from 3.3% during the fiscal year ended June 30, 2012 to 3.6% during the fiscal year ended June 30, 2013.

Offices and others. The selling expenses associated to our Offices and others segment rose by 12.9%, up from Ps. 10.1 million during the fiscal year ended June 30, 2012 to Ps. 11.4 million during the fiscal year ended June 30, 2013 mainly attributable to a Ps. 1.3 million increase in taxes, rates and contributions, primarily owing to an increase in revenues. The selling expenses associated to our Offices and others segment, as a percentage of this segment’s revenues dropped from 4.0% during the fiscal year ended June 30, 2012 to 3.9% during the fiscal year ended June 30, 2013.

Sales and Developments. The selling expenses for our Sales and Developments segment consists of taxes, rates and contributions, fees and payments for services and advertising and other selling expenses. Selling expenses for this segment dropped by 21.8%, from Ps. 21.1 million during the fiscal year ended June 30, 2012 to Ps. 16.5 million during the fiscal year ended June 30, 2013, mainly due to a Ps. 3.2 million decrease in taxes, rates and contributions and a Ps. 1.2 million decrease in advertising and other selling expenses. The selling expenses associated to our Sales and Developments segment as a percentage of this segment’s revenues dropped from 13.0% during the fiscal year ended June 30, 2012 to 11.6% during the fiscal year ended June 30, 2013.

Hotels. The selling expenses associated to our Hotels segment rose by 26.8%, from Ps. 22.8 million during the fiscal year ended June 30, 2012 to Ps. 28.9 million during the fiscal year ended June 30, 2013, directly related to the recovery of the revenues and occupancy levels of our Llao Llao Hotel. The selling expenses associated with our Hotels segment as a percentage of this segment’s revenues dropped from 13.4% during the fiscal year ended June 30, 2012 to 12.8% during the fiscal year ended June 30, 2013.

Financial Operations and Others. Selling expenses in the Financial Operations and Others segment shrank by Ps. 3.8 million, from Ps. 2.2 million in income in the fiscal year 2012 to Ps. 1.6 million in loss in the fiscal year 2013, mainly attributable to the non-recurrence of a recovery of loan loss charges related to the residual consumer financing activities attributable to Apsamedia (Metroshop’s surviving company and presently merged with APSA).

Other operating results, net

	Fiscal Year ended on June 30, 2013
Other operating results, net	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	(44.5)	(0.5)	-	(45.0)
Offices and others	0.2	(1.0)	0.5	(0.3)
Sales and Developments	6.3	0.1	-	6.4
Hotels	(0.4)	-	-	(0.4)
International	135.1	-	-	135.1
Financial Operations and Others	(3.4)	-	-	(3.4)
Total de Other operating results, net	93.3	(1.4)	0.5	92.4

	Fiscal Year ended on June 30, 2012
Other operating results, net	Income statement	Interests in joint ventures	Inter-segment eliminations	Segment- reporting
Shopping Centers	(20.7)	(2.4)	-	(23.1)
Offices and others	(6.1)	(0.2)	0.5	(5.8)
Sales and Developments	(4.9)	(1.9)	-	(6.8)
Hotels	(1.5)	-	-	(1.5)
International	-	-	-	-
Financial Operations and Others	0.8	-	-	0.8
Total de Other operating results, net	(32.4)	(4.5)	0.5	(36.4)

The Other operating results, net line went from Ps. 32.4 million in net loss for the fiscal year 2012 to Ps. 93.3 million in net income for the fiscal year 2013, mainly due to a Ps. 137.0 million profit recognized in the fiscal year for the acquisition of an additional ownership interest in Rigby 183.

The effect of the consolidation of our joint ventures is not significant in this line. According to the business segment reporting and considering both our joint ventures and the inter-segment eliminations, the Other operating results, net line went from Ps. 36.4 million in net loss for the fiscal year 2012 to Ps. 92.4 million in net income for the fiscal year 2013.

Shopping Centers. The Other operating losses, net for the Shopping Centers segment rose by 94.8%, from a Ps. 23.1 million loss during the fiscal year ended June 30, 2012 to a Ps. 45.0 million loss during the fiscal year ended June 30, 2013, mainly as a consequence of: (i) a Ps. 16.4 million increase in donations and (ii) a Ps. 8.2 million increase in the charge for lawsuits and contingencies, partially offset by (iii) capital issuance expenses incurred in the previous fiscal year for Ps. 4.8 million. The Other operating losses, net, related to our Shopping Centers segment, measured as a percentage of revenues in this segment, rose from 1.7% during the fiscal year ended June 30, 2012 to 2.8% during the fiscal year 2013.

Offices and others. The Other operating losses, net associated with our Offices and others segment dropped from Ps. 5.8 million during the fiscal year ended June 30, 2012, to Ps. 0.3 million during the fiscal year ended June 30, 2013, mainly due to a Ps. 2.6 million decrease in lawsuits and other contingencies and a Ps. 1.6 million decrease in donations. The Other operating losses, net associated with our Offices and others segment as a percentage of this segment’s revenues dropped from 2.3% during the fiscal year ended June 30, 2012 to 0.1% during the fiscal year ended June 30 2013.

Sales and Developments. The Other operating results, net in connection with our Sales and Developments segment rose by Ps. 13.2 million, up from a Ps. 6.8 million loss in the fiscal year 2012 to Ps. 6.4 million in income in the fiscal year 2013, mainly due to: (i) a fee charged as “fee for admission to the undertaking” in connection with the sale of the Neuquén Plot of Land that will accommodate a hotel, (ii) reduced charges, Ps. 2.2 million, for the analysis and assessment of projects and (iii) a reduced charge for this fiscal year associated to lawsuits and other contingencies; partially offset by (iv) the non-recurrence of the Ps. 15.1 million profit for the sale of our ownership interest in the capital stock of Canteras Natal Crespo (a joint venture), recognized in the fiscal year 2012.

Hotels. The Other operating losses, net associated to our Hotels segment dropped by 73.3%, from Ps. 1.5 million during the fiscal year ended June 30, 2012 to Ps. 0.4 million during the fiscal year ended June 30, 2013. The Other operating losses, net associated to our Hotels segment, as a percentage of this segment’s revenues dropped from 0.9% in the fiscal year ended June 30, 2012 to 0.2% in the fiscal year ended June 30, 2013.

International. Our International segment recorded an operating income of Ps. 135.1 million as of June 30, 2013, mainly due to the result generated by the acquisition of an additional interest in Rigby 183: (i) Ps. 124.1 million for the change in the valuation method of the previous interest, from VPP (equity method) to fair value at the time of the purchase and (ii) Ps. 12.9 million for the realization of the temporary exchange difference in the conversion recognized until that time as a reserve in shareholders’ equity. This segment has not recorded charges for other operating results during the fiscal year ended June 30, 2012.

Financial Operations and Others. The Other operating results, net associated to our Financial Operations and Others segment shrank by Ps. 4.2 million, from Ps. 0.8 million in income during the fiscal year ended June 30, 2012 to Ps. 3.4 million in loss during the fiscal year ended June 30, 2013, due to the tax deducted by Banco Hipotecario from the dividends paid to us, and a higher charge in the provision for lawsuits.

Operating income/(loss)

As a consequence of the situations discussed above, total consolidated operating income grew by 42.0% from Ps. 757.1 million to Ps. 1,075.3 million during the fiscal years 2012 and 2013, respectively. Total consolidated operating income, measured as a percentage of total consolidated revenues, remained at 49.2% during both fiscal years.

The operating income/(loss) of our joint ventures increased Ps. 9.3 million, up from 6.4 million in the fiscal year 2012 to Ps. 15.7 million in the fiscal year 2013.

Thus, according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, operating income rose by 42.9% up from Ps. 763.4 million in the fiscal year 2012 to Ps. 1,091.0 million in the fiscal year 2013. Operating income measured as a percentage of revenues according to the business segment reporting, and considering both our joint ventures and the inter-segment eliminations, increased from 39.9% in the fiscal year 2012 to 46.9% in the fiscal year 2013.

Shopping Centers. Operating income in our Shopping Centers segment grew by 20.7%, from Ps. 567.6 million in income for the fiscal year ended June 30, 2012 to Ps. 684.9 million in income for the fiscal year ended June 30, 2013, mainly due to an increase in revenues, partially offset by increases in costs, general and administrative expenses, selling expenses and a higher loss in other operating results, net. The operating income for our Shopping Centers segment, as a percentage of this segment’s revenues dropped from 42.9% during the fiscal year ended June 30, 2012 to 42.1% during the fiscal year ended June 30. 2013.

Offices and others. Operating income in our Offices and others segment grew by 17.9%, up from Ps. 107.8 million in income for the fiscal year ended June 30, 2012 to Ps. 127.1 million in income for the fiscal year ended June 30, 2013, mostly due to an increase in revenues, lower general and administrative expenses and a lower loss in other operating results, net, partially offset by higher costs and selling expenses. The operating income in our Offices and others segment as percentage of this segment’s revenues grew from 42.2% during the fiscal year ended June 30, 2012 to 43.5% during the fiscal year ended June 30, 2013.

Sales and Developments. Operating income in our Sales and Developments segment rose by 74.8%, up from income for Ps. 100.9 million during the fiscal year ended June 30, 2012 to income for Ps. 176.4 million during the fiscal year ended June 30, 2013, mainly due to an increase in gain from disposal of investment properties, lower costs, general and administrative expenses and selling expenses and a profit in other operating results, net, partially offset by a decrease in revenues. The operating income in our Sales and Developments segment as a percentage of this segment’s revenues rose from 62.0% during the fiscal year ended June 30, 2012 to 124.2% during the fiscal year ended June 30, 2013.

Hotels. Operating income/(loss) for our Hotels segment increased by 119.2%, up from Ps. 9.9 million in loss during the fiscal year ended June 30, 2012 to Ps. 21.7 million in loss during the fiscal year ended June 30, 2013, mostly due to higher costs, general and administrative expenses and selling expenses, partially offset by an increase in revenues and a lower loss generated by other operating results, net.

International. Operating income/(loss) in our International segment increased Ps. 138.1 million, from Ps. 8.8 million in loss during the fiscal year ended June 30, 2012 to Ps. 129.3 million in income during the fiscal year ended June 30, 2013, due to the consolidation of the results of Rigby 183 as from October 1, 2012.

Financial Operations and Others. Operating income/(loss) for our Financial Operations and Others segment decreased Ps. 10.8 million, from Ps. 5.8 million in income during the fiscal year ended June 30, 2012 to Ps. 5.0 million in loss during the fiscal year ended June 30, 2013, due to lower revenues, higher selling expenses and a higher loss generated by other operating results, net, partially offset by lower costs and general and administrative expenses.

Share of (loss) / profit of associates and joint ventures

Share of (loss) / profit of associates and joint ventures dropped Ps. 34.9 million, from Ps. 14.8 million in income during the fiscal year ended June 30, 2012 to Ps. 20.1 million in loss during the fiscal year ended June 30, 2013. The decrease was mainly generated by lower profits of Ps. 22.5 million from our investment in Banco Hipotecario and a larger loss of Ps. 14.0 million caused by our interest in New Lipstick.

Financial results, net

Our financial loss grew Ps. 211.4 million, from Ps. 426.8 million in loss during the fiscal year ended June 30, 2012 to Ps. 638.2 million in loss during the fiscal year ended June 30, 2013, mainly as a result of:

•
A Ps. 189.1 million in net loss for a currency exchange difference during the fiscal year ended June 30, 2013 and with respect to the previous fiscal year, due to a higher variation of the applicable exchange rate, of approximately 19% in the selling exchange rate of the U.S. Dollar during the fiscal year ended June 30, 2013 (which increased from Ps. 4.527 as of June 30, 2012 to Ps. 5.388 as of June 30, 2013), as compared to the previous fiscal year, in which the U.S. Dollar applicable exchange rate experienced a variation, of approximately 10% (from Ps. 4.110 as of June 30, 2011 to Ps. 4.527 as of June 30, 2012).

•	A Ps. 51.2 million loss due to the increase in financing expenses for interest payments of financial debts, mainly from our notes.

•	Ps. 22.4 million in income for higher interest received.

Income Tax

We apply the deferred tax method to calculate the income tax applicable to the fiscal years under consideration, thus recognizing the temporary differences as tax assets and liabilities. The income tax expense increased Ps. 15.9 million, from a Ps. 116.9 million loss during the fiscal year ended June 30, 2012 to a Ps. 132.8 million loss during the fiscal year ended June 30, 2013.

Income/(loss) for the year

As a result of the factors described above, Income for the year increased Ps. 72.5 million, from Ps. 224.7 million in income during the fiscal year ended June 30, 2012 to Ps. 297.2 million in income during the fiscal year ended June 30, 2013.

The income attributable to the controlling shareholders increased Ps. 34.8 million, from Ps. 203.9 million in income during the fiscal year ended June 30, 2012 to Ps. 238.7 million in income during the fiscal year ended June 30, 2013.

Income/(loss) attributable to the non-controlling interest increased Ps. 37.7 million, from Ps. 20.8 million in income during the fiscal year ended June 30, 2012 to Ps. 58.5 million in income during the fiscal year ended June 30, 2013, mainly due to higher income from the companies where a portion of capital is held by other non-controlling shareholders.

Banco Hipotecario’s Results of Operations

Overview

We do not consolidate the consolidated financial statements of our investee Banco Hipotecario. However, according to Rule 3-09 of Regulation S-X, we are required to file separate financial statements of our significant investees. This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read together with Banco Hipotecario’s consolidated financial statements contained elsewhere in this annual report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, among others, those statements including the words “expects,” “anticipates,” “intends,” “believes” and similar language. The actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including those set forth elsewhere in this annual report.

Banco Hipotecario maintains its financial books and records in Pesos and prepares its financial statements in conformity with the polices of the Argentine Central Bank which prescribes the reporting and disclosure requirements for banks and financial institutions in Argentina (“Central Bank Accounting Rules”). The aforementioned Rules differ in certain respects from IFRS, as issued by the IASB. A description of significant differences is set forth in Note 3 to Banco Hipotecario’s consolidated financial statements. Central Bank Accounting Rules and IFRS, as issued by the IASB also differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC. See Note 34 to the consolidated financial statements of Banco Hipotecario included in this annual report for a description of the principal differences between Central Bank Accounting Rules and U.S. GAAP, as they relate to Banco Hipotecario, and a reconciliation to U.S. GAAP of Banco Hipotecario’s net income (loss) and shareholders’ equity.

Critical Accounting Policies

Banco Hipotecario believes that the following are the critical accounting policies under the Central Bank Accounting Rules and U.S. GAAP, as they are important to the portrayal of its financial condition and results of operations and require its most difficult, subjective and complex judgment and the need to make estimates about the effect of matters that are inherently uncertain.

Allowance for loan losses

Banco Hipotecario allowance for loan losses are maintained in accordance with the Central Bank Accounting Rules. Under such regulations, a minimum allowance for loan losses is calculated primarily based upon the classification of Banco Hipotecario’s commercial loan borrowers and the past due status of Banco Hipotecario’s individual loan borrowers, in both cases considering the guarantee of the loans. Although Banco Hipotecario is required to follow the methodology and guidelines for determining its allowance for loan loss as set forth by the Argentine Central Bank, is allowed to provide additional allowances for loan loss.

Banco Hipotecario classifies individual loans based upon their past due status consistently with the requirements of the Argentine Central Bank. Minimum loss percentages required by the Argentine Central Bank are also applied to the totals in each loan classification. Balances of loans and reserves are charged-off and reflected on its balance sheet three months since the date on which the loans were fully covered by its loan loss allowance.

For commercial loans, the Argentine Central Bank required to classify all of Banco Hipotecario’s commercial loan borrowers. In order to perform the classification, Banco Hipotecario must consider the management and operating history of the borrower, the present and projected financial situation of the borrower, the borrower’s payment history and ability to service the debt, the capability of the borrower’s internal information and control systems and the risk in the sector in which the borrower operates. Banco Hipotecario applies the minimum loss percentages required by the Argentine Central Bank to Banco Hipotecario’s commercial loan borrowers based on the loan classification and the nature of the collateral, or guarantees, of the loan. In addition, based on the overall risk of the portfolio, Banco Hipotecario considers whether or not additional loan loss allowance in excess of the minimum required are warranted. Banco Hipotecario´s credit committe evaluates several factors in order to determine the additional reserves like the factors mentioned above.

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

Fair Value Estimates

Banco Hipotecario prepares its financial statements in accordance with the Central Bank Accounting Rules related thereto, which differ from U.S. GAAP in valuing financial instruments.

Central Bank Accounting Rules allows companies to record their financial instruments at fair value. Nevertheless, give specifics valuations rules for some securities and derivatives instruments.

U.S. GAAP requires financial instruments to be valued at fair value. Banco Hipotecario estimated the fair value, for AFS (available for sale) and trading securities and other financial instruments, as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value was best evidenced by a quoted market price, if one existed. In cases where quoted market prices were not available, fair value estimation was based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which were significantly affected by the assumptions used.

Minimum Presumed Income Tax

Banco Hipotecario has recognized the minimum presumed income tax accrued and paid in prior years as an asset as of June 30, 2014, because the Bank started to generate taxable income and expects to be able to compute it as a payment on account of income tax in future years. Recognition of this asset arises from the ability to generate sufficient taxable income in future years to absorb the asset before it expires. Management’s determination of the likelihood that deferred tax assets can be realized is subjective, and involves estimates and assumptions about matters that are inherently uncertain. The realization of deferred tax assets arises from levels of future taxable income and the achievement of tax planning strategies.

Underlying estimates and assumptions can change over time, influencing its overall tax positions, as a result of unanticipated events or circumstances.

Deferred Income Tax

Central Bank Accounting Rules requires income taxes to be recognized on the basis of amounts due in accordance with Argentine tax regulations. Temporary differences between the financial reporting and income tax bases of accounting are therefore not considered in recognizing income taxes.

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

Twelve month periods ended June 30, 2014 and 2013

General

The following table sets forth the principal components of its net income for the periods ended June 30, 2014 and 2013.

	Period ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of pesos, except for percentages)

Financial income	Ps.	4,696.2	Ps.	2,424.2	93.7%
Financial expenses		(2,403.1)		(1,284.3)	87.1%
Net financial income	Ps.	2,293.1	Ps.	1,139.9	101.2%
Provision for loan losses		(303.3)		(233.4)	30.0%
Net contribution from insurance (1)		720.4		359.8	100.2%
Other income from services		1,222.8		977.6	25.1%
Other expenses for services		(507.9)		(233.3)	117.7%
Administrative expenses		(2,340.8)		(1,612.2)	45.2%
Net income from financial transactions	Ps.	1,084.3	Ps.	398.4	172.2%
Miscellaneous income, net (2)		(99.2)		31.4	N/A
Non-Controlling interest		11.0		(14.1)	N/A
Income tax		(369.1)		(76.5)	N/A
Net income	Ps.	627.0	Ps.	339.1	84.9%

 (1)         Insurance premiums minus insurance claims.
 (2)         Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario’s net income for the period ended June 30, 2014 of Ps. 627.0 million was higher than Ps. 339.1 for the period ended June 30, 2013, principally due to:

•	Higher financial income principally as a result of an increase on consumer products partially and higher income from government and private securities.

•	Higher income from services mainly due to increase in credit card commissions, and the increase in the activity developed by BHN Sociedad de Inversión S.A.

These factors were partially offset by:

•	Higher administrative expenses mainly related to salaries, social security contributions, and fees related to actions adopted by the Bank in developing its retail banking business.

•	Higher financial expenditures principally as a result of higher interest liabilities resulting from increased average balances of time deposits and bonds and similar obligations.

Financial Income

The following table sets forth the principal components of its financial income for the periods ended June 30, 2014 and 2013.

	Periods ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of pesos, except for percentages)

Interests from:	Ps.		Ps.
Mortgage loans and other financial transactions		353.8		264.3	33.8%
Financial trusts		139.8		134.2	4.2%
Cash and due from banks		12.2		6.9	76.5%
Interbank Loans		55.6		49.8	11.6%
Other Loans		600.9		321.3	87.0%
Credit card Loans		1,114.0		649.3	71.6%
Personal Loans		609.1		371.1	64.1%
Overdraft facilities		256.5		168.8	52.0%
Government and Corporate Securities		774.8		285.9	N/A
Adjustment from application of CER clause		13.9		8.3	67.0%
Hedges		634.2		95.3	N/A
Others		131.5		69.0	90.3%
Total Financial Income	Ps.	4,696.2	Ps.	2,424.2	93.7%

Banco Hipotecario’s financial income increase 93.7% to Ps. 4,696.2 million for the period ended June 30, 2014 as compared to Ps. 2,424.2 million for the period ended June 30, 2013 primarily as a result of:

•
Higher income from credit cards and personal loans as a result of higher loans originations. The balances of credit card loans and personal loans have increased 46.4% and 51.0%, respectively, during the twelve-month period ended June 30, 2014.

•	Higher income from other loans because of higher average balances
•	Higher income from hedge operations and government and corporate securities, mainly due to higher market prices.

Financial Expenses

The following table sets forth information regarding its financial expenses for the periods ended June 30, 2014 and 2013.

	Periods ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of pesos, except for percentages)

Bonds and similar obligations	Ps.	462.0	Ps.	267.2	72.9%
Borrowings from banks		95.0		50.0	90.1%
Borrowings from the Argentine Central Bank		-		0.1	(100.0%)
Other(*)		1.5		1.8	(19.5%)
Time deposits		1,294.3		677.6	91.0%
Effects of changes in exchange rates		139.9		93.2	50.2%
Forward transactions		70.7		30.6	131.0%
Contributions and taxes on financial income		339.7		163.8	107.4%
Total Financial expenses	Ps.	2,403.1	Ps.	1,284.3	87.1%
__________________
(*)           Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario’s financial expenses for the period ended June 30, 2014 increased 87.1% to Ps. 2,403.1 million from Ps. 1,284.3 million for the period ended June 30, 2013 primarily as a result of:

i)	Higher interest liabilities as a result of increased average balances on time deposits. The balances of time deposits increased 54.2%, during the twelve-month period ended June 30, 2014.
ii)	Higher liabilities resulting from increased of contributions and taxes on financial income.
iii)
Higher interest liabilities resulting from increase of Bonds and similar obligations as consequences of higher average balances. The balances of bonds increased 52.8%, during the twelve-month period ended June 30, 2014.

Provision for Loan Losses

The following table sets forth its provision for loan losses for the periods ended June 30, 2014 and 2013.

	Periods ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of pesos, except for percentages)

Provision for loan losses	Ps.	303.3	Ps.	233.4	30.0%
Charge-offs	Ps.	125.9	Ps.	74.2	69.7%

Banco Hipotecario’s provision for loan losses for the period ended June 30, 2014 increased to Ps. 303.3 million from Ps. 233.4 million in the period ended on June 30, 2013. This represents an increase of 30.0% which is connected with an increase in the average balances of loans. As aforementioned, the increase in the portfolio of loans, principally credit cards, personal loans and other loans, increase the amount of allowances during the year.

The risk and credit committee of Banco Hipotecario decided to maintain a maximum 100% coverage of the loan loss reserve, relative to the total amount of those loans classified as non-performing, reserves and funds created by risk and credit committee of Banco Hipotecario dated June 2, 2008, (Ex - Section 13 of Law No. 24,143) and the Special fund created by a resolution of the board of directors of Banco Hipotecario dated December 12, 2001, shall not be included in the total amount used for calculating such coverage.

Net Contribution from Insurance

The following table sets forth the principal components of its net contribution from insurance for the periods ended June 30, 2014 and 2013.

	Periods ended June 30				% Change
	2014		2013		2014/2013
	(in millions of pesos, except for percentages)
Insurance premiums earned

Life	Ps.	26.7	Ps.	43.9	(39.2%)
Property damage		16.3		18.4	(11.5%)
Unemployment		0.3		0.4	(20.0%)
Others (a)		851.8		354.7	140.2%
Total Premiums earned	Ps.	895.1	Ps.	417.4	114.5%

Insurance claims

Life	Ps.	5.0	Ps.	4.7	5.8%
Property damage		0.2		0.3	(42.2%)
Unemployment		-		-	N/A
Others (b)		169.8		52.6	223.7%
Total claims	Ps.	175.0	Ps.	57.6	203.9%

Net contribution from insurance activity	Ps.	720.1	Ps.	359.8	100.1%

(a)	As of June 30, 2014 and 2013 contains Ps. 792.1 million and Ps. 316.2 million, respectively, related to the activity of its subsidiary BHN Sociedad de Inversión S.A.

(b)
As of June 30, 2014 and 2013 contains Ps. 169.0 million and Ps. 51.2 million, respectively, related to the activity of its subsidiary BHN Sociedad de Inversión S.A. As mentioned before, BHN Sociedad Inversion has increased their activity regarding the rise in the origination of loans granted by Banco Hipotecario and the rise in the origination of Mortgage loans granted under the Pro.cre.ar. trusts.

Banco Hipotecario’s net contribution from insurance activities of Ps. 720.1 million during the period ended June 30, 2014 increased 100.1% from Ps. 359.8 million, compared to the period ended June 30, 2013. This increase was primarily a consequence of higher activity level of our subsidiary BHN Sociedad de Inversión S.A. The quantity of the insurance policies, issued by BHN Sociedad de Inversión S.A.’ subsidiaries, relate to the loan originated by Banco Hipotecario, consequently, the premiums earned and the claims paid increase when the loan origination of Banco Hipotecario increases.

Other Income from Services

The following table includes the principal components of its other income from services for the periods ended June 30, 2014 and 2013.

	Periods ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of pesos, except for percentages)

Loan servicing fees from third parties	Ps.	30.9	Ps.	26.5	16.2%
FONAVI commissions		-		11.4	(100%)
Credit Card Commissions		705.1		555.1	27.0%
Other Commissions		130.6		77.2	69.2%
Total Commissions	Ps.	866.6	Ps.	670.2	29.3%

Commissions earned by subsidiaries		285.7		226.9	25.9%
Recovery of loan expenses		37.3		68.7	(45.7%)
Others		33.2		11.8	N/A
Total Others	Ps.	356.2	Ps.	307.4	15.9%

Total Other Income from Services	Ps.	1,222.8	Ps.	977.6	25.1%

Banco Hipotecario’s income from services increased to Ps. 1,222.8 million for the period ended June 30, 2014 from Ps. 977.6 million in the same period of 2013, as a result of higher commissions derived from the increase in credit card origination and the increase on commissions derived from the insurance’s activity developed since July 2007 by Banco Hipotecario’s subsidiary BHN Sociedad de Inversión S.A.

Other Expenses for Services

The following table includes the principal components of its other expenses for services for the periods ended June 30, 2014 and 2013:

	Periods ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of pesos, except for percentages)

Structuring and underwriting fees	Ps.	14.3	Ps.	8.2	74.4%
Retail bank originations		6.3		2.0	N/A
Collections		0.2		0.2	26.6%
Banking services		384.8		155.4	N/A
Commissions paid to real estate agents		40.7		28.3	43.6%
Total Commissions		446.3		194.1	N/A

Contributions and taxes on income from services		61.6		39.2	56.9%
Total Other expenses for services	Ps.	507.9	Ps.	233.3	117.7%

Banco Hipotecario’s other expenses for services increased 117.7% to Ps. 507.9 million for the period ended June 30, 2014 from Ps. 233.3 million in the period ended June 30, 2013. This increase was mainly due to higher banking services and contributions and taxes on income from services.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the periods ended June 30, 2014 and 2013.

	Periods ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of pesos, except for percentages)

Salaries and social security contributions	Ps.	1,284.8	Ps.	845.0	52.1%
Fees and external administrative services		329.7		221.2	49.0%
Advertising and publicity		118.3		88.5	33.6%
Value added tax and other taxes		113.9		115.4	(1.2%)
Electricity and communications		71.9		56.5	27.3%
Maintenance and repair		54.0		37.2	45.2%
Depreciation of bank premises and equipment		21.0		15.8	32.6%
Amortization of organizational expenses		41.3		19.5	111.3%
Corporate personnel benefits		121.8		43.8	178.2%
Rent		69.8		49.9	39.8%
Others		114.2		119.4	(4.3%)
Total	Ps.	2,340.8	Ps.	1,612.2	45.2%

Administrative expenses for the period ended June 30, 2014 increased 45.2% to Ps. 2,340.8 million from Ps. 1,612.2 million for the period ended June 30, 2013. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina and higher fees and external administrative services related to actions adopted by the Bank in developing its retail banking business.

Miscellaneous Income

The following table sets forth its miscellaneous income for the periods ended June 30, 2014 and 2013.

	Periods ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of pesos, except for percentages)

Penalty interest	Ps.	59.3	Ps.	54.8	8.1%
Reversal of provision for loan losses		15.4		9.7	58.5%
Loan loss recoveries		66.7		91.1	(26.8%)
Others		47.5		37.7	25.9%
Total Miscellaneous Income	Ps.	188.9	Ps.	193.3	(2.3%)

Banco Hipotecario’s miscellaneous income decreased 2.3% to Ps. 188.9 million for the period ended June 30, 2014 from Ps. 193.3 million for the year ended June 30, 2013 primarily as a result of higher penalty interest and higher other miscellaneous income, partially offset by lower loan loss recoveries.

Miscellaneous Expenses

The following table sets forth the principal components of its miscellaneous expenses for the periods ended June 30, 2014 and 2013:

	Periods ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of pesos, except for percentages)

Provision for lawsuits contingencies	Ps.	29.4	Ps.	18.9	55.2%
Provision for other contingencies and miscellaneous receivables		7.4		0.9	N/A
Provision for administrative organization		11.2		(1.7)	N/A
Other taxes		45.3		26.3	72.3%
Benefits prepayments		63.7		71.3	(10.7%)
Others		131.1		46.3	N/A
Total Miscellaneous Expenses	Ps.	288.0	Ps.	162.0	77.7%

Banco Hipotecario’s miscellaneous expenses increased 77.7% to Ps. 288.0 million for the period ended June 30, 2014 from Ps. 162.0 million for 2013 primarily as a result of higher provisions for administrative organizations and higher other miscellaneous expenses.

Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30, 2014
	(in millions of pesos)
Holding booked at fair value
Government securities denominated in pesos		439.8
Government securities denominated in US$		844.0
	Ps.	1,283.8

Holding booked at cost plus return
Discount Bonds		13.5
PRO XIII Bonds		15.8
Other Bonds		39.6
	Ps.	68.8

Investment in listed corporate securities
Corporate securities denominated in pesos		345.6
	Ps.	345.6

Securities issued by the Argentine Central Bank
Quoted bills and notes issued by the Argentine Central Bank		354.5
Unquoted bills and notes issued by the Argentine Central Bank		1,342.4
	Ps.	1,697.0

Total	Ps.	3,395.2

The table below includes disclosures regarding the exposures to sovereign debt according with the guidance provided by the Division of Corporation Finance in their document CF Disclosure Guidance: Topic No. 4.

	June 30, 2014
	(in millions of pesos)
Goverment Securities by country:
Argentina		3,395.2
	Ps.	3,395.2

Goverment Securities by counterparty:
Goverment securities		1,352.6
Argentine Central Bank bills and notes		1,697.0
Corporate securities		345.6
	Ps.	3,395.2

Goverment Securities by Financial Instruments according with Central Bank Accounting Rules:
Recorded at fair value		1,983.9
Recorded at cost plus return		1,411.3
	Ps.	3,395.2
Banco Hipotecario’s market risk management policy addresses the guidelines and methodologies for monitoring and controlling the Banco Hipotecario’s price, interest rate and foreign exchange rate risks; this policy also deals with reporting mechanisms, limits and early alert systems to keep the Finance Committee and Senior Management abreast of new developments in the risk profile. Furthermore, this policy defines the roles and responsibilities of the various parties involved.

•
Banco Hipotecario’s portfolios of securities are monitored on a daily basis and risk is quantified through globally accepted methodologies and practices (above all, “value at risk”) whose limits are fixed by the Finance Committee. The robustness of the models used is verified through back-testing procedures and the portfolio exposed to price risks is subject to stress testing.

•	As regards the foreign exchange rate risk, exposure to foreign exchange and its associated risk is described in a weekly report that details the different products and securities exposed.
•
As regards interest rate risk, the amounts and contractual conditions of new originations and of the current portfolio (i.e., loans, deposits, swaps, hedges, securities and other) are monitored to ensure that the Bank is permanently within the limits of its pre-defined risk appetite. This follow up is accompanied by an ongoing analysis of the various hedging alternatives in order to reduce interest rate balances.

Interest rate risk is quantified through two statistical methodological approaches: “Net financial revenues at risk” and “Economic Value at Risk”. Net financial revenues at risk assesses deviations in interest income caused by changes in interest rates whilst Economic Value at Risk analyzes the potential impairment of the portfolio’s present value as a result of potential ups and downs in the time structure of interest rates. These two approaches also include the “base risk” that arises from imperfect correlations in the adjustment of lending and borrowing rates for securities with similar revaluation features. To supplement these two approaches, mismatch analyses are conducted (gap by interval and accumulated gap) both in Pesos and in dollars to quantify exposure to interest rate in different future dates and various sensitivity analyses.

Funding

Historically, Banco Hipotecario financed its lending operations mainly through:

• deposits, principally time deposits
• the issuance of fixed and floating rate securities in the national capital markets,
• securitizations of mortgage loans,
• cash flow from existing loans,

At June 30, 2014 and 2013, Banco Hipotecario had three principal funding sources: bonds, securitizations programs and time deposits. The table below sets forth its liabilities outstanding with respect to each of its sources of funding as of the dates indicated.

	At June 30,				% Change
	2014		2013		2014/2013
	(in millions of pesos, except for percentages)

Bonds (*)	Ps.	3,501.7	Ps.	2,291.7	52.8%
Borrowings from Argentine Central Bank.		0.1		-	N/A
Borrowings from banks and international entities		558.4		393.0	42.1%
Deposits (*)		13,691.3		8,899.2	53.8%
Total	Ps.	17,751.6	Ps.	11,583.9	53.2%

(*) Excludes accrued interest.

Note issuances

The principal amount values of the different series of notes Banco Hipotecario has issued and outstanding as of June 30, 2014 is as follows:

	Outstanding principal amount	Date of issue	Maturity Date	Annual Interest rate
	(millions of pesos)			(%)
Banco Hipotecario S.A.
Series 5 (US$ 250,000 thousand)	1,709.8	Apr. 27, 2006	Apr. 27, 2016	9.750%
Series IX (Ps. 258,997)	202.4	Apr 25, 2013	Jan 25, 2015	Badlar +280bp
Series X (Ps. 34,523)	32.5	Aug 08, 2013	Aug 09, 2014	22.00%
Series XI (Ps. 146,137)	131.0	Aug 08, 2013	May 14, 2015	Badlar +375bp
Series XII (US$ 44,508 thousand)	362.0	Aug 08, 2013	Aug 14, 2017	3.95%
Series XIII (Ps. 55,510)	55.6	Nov 11, 2013	Nov 06, 2014	23.50%
Series XIV (Ps. 115,400)	115.4	Nov 11, 2013	Nov 11, 2015	Badlar +375bp
Series XV (Ps. 12,340)	12.3	Jan 31, 2014	Jan 26, 2015	27.00%
Series XVI (Ps. 89,683)	89.7	Jan 31, 2014	Jan 31, 2016	Badlar +425bp
Series XVIII (Ps. 20,046)	20.0	May 16, 2014	Feb 16, 2015	27.00%
Series XIX (Ps. 275,830)	270.0	May 16, 2014	Nov 16, 2015	Badlar +375bp

BACS Banco de Crédito y Securitización S.A.
Series I (Ps. 130,435)	126.3	Feb 19, 2014	Aug 19, 2015	Badlar +450bp

Tarshop S.A.
Long term bond Series VIII (Ps. 79,589)	74.0	Jan 28, 2013	Jul 30, 2014	Badlar+445bp
Long term bond Series X (Ps. 72,592)	70.6	May 23, 2013	Nov 23, 2014	Badlar+475bp
Long term bond Series XI (Ps. 10,837)	9.7	May 23, 2013	May 23, 2016	Badlar+580bp
Long term bond Series XII (Ps. 83,588)	74.8	Aug 09, 2013	Aug 09, 2015	15.00%
Long term bond Series XIV (Ps. 30,245)	28.4	Apr 21, 2014	Jan 21, 2015	30.00%
Long term bond Series XV (Ps. 119,755)	117.2	Apr 21, 2014	Oct 21, 2015	Badlar+490bp
	Ps. 3,501.7

Loan Securitization Program

Banco Hipotecario, BACS Banco de Crédito y Securitización S.A. and Tarshop have executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage and consumer loans to the loan portfolio of different financial institutions as trustee. Once the loans have been transferred to the trust fund it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for setting the amount of the loans ceded by Banco Hipotecario.

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

In December 2001 Banco Hipotecario received authorization from the Argentine Central Bank to accept time deposits for individuals as well as institutions and amended its bylaws accordingly, with approval of a majority of its shareholders as required by Argentine Corporate Law. At June 30, 2014 and 2013 its total deposits consisted of the following:

	As of June 30,				%Change
	2014		2013		2014/2013
	(in millions of pesos, except for percentages)

Checking accounts	Ps.	2,800.9	Ps.	1,689.8	65.8%
Saving accounts		1,662.4		1,225.6	35.6%
Time deposits		9,049.6		5,870.2	54.2%
Other deposits accounts		178.4		113.6	57.0%
Accrued interest payable		215.8		78.9	173.5%
Total	Ps.	13,907.2	Ps.	8,978.1	54.9%

Its current strategy is to increase deposits significantly over time in order to achieve significant liquidity to maintain and further develop its financing activities.

Twelve month periods ended June 30, 2013 and 2012

General

The following table sets forth the principal components of its net income for the periods ended June 30, 2013 and 2012.

	Period ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)

Financial income	Ps.	2,424.2	Ps.	1,881.7	28.8%
Financial expenses		(1,284.3)		(983.2)	30.6%
Net financial income	Ps.	1,139.9	Ps.	898.5	26.9%
Provision for loan losses		(233.4)		(154.5)	51.0%
Net contribution from insurance (1)		359.8		256.9	40.0%
Other income from services		977.6		796.2	22.8%
Other expenses for services		(233.3)		(191.3)	22.0%
Administrative expenses		(1,612.2)		(1,276.9)	26.3%
Net income from financial transactions	Ps.	398.4	Ps.	328.9	21.1%
Miscellaneous income, net (2)		31.4		23.1	35.7%
Non-Controlling interest		(14.1)		(0.6)	N/A
Income tax		(76.5)		(50.3)	52.2%
Net income	Ps.	339.1	Ps.	301.1	12.6%

__________________
(1)           Insurance premiums minus insurance claims.
(2)           Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario’s net income for the period ended June 30, 2013 of Ps. 339.1 million was higher than Ps. 301.1 for the period ended June 30, 2012, principally due to:

•	Higher financial income principally as a result of an increase on consumer products partially offset by lower income from government and private securities.
•	Higher income from services mainly due to increase in credit card commissions, and the increase in the activity developed by BHN Sociedad de Inversión S.A.

These factors were partially offset by:

•	Higher administrative expenses mainly related to salaries, social security contributions, and fees related to actions adopted by the Bank in developing its retail banking business.

•	Higher financial expenditures principally as a result of higher interest liabilities resulting from increased average balances of time deposits and bonds and similar obligations.

Financial Income

The following table sets forth the principal components of its financial income for the periods ended June 30, 2013 and 2012.

	Periods ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)

Interests from:	Ps.		Ps.
Mortgage loans and other financial transactions		264.3		239.7	10.3%
Financial trusts		134.2		105.7	27.0%
Cash and due from banks		6.9		5.1	35.2%
Interbank loans		49.8		23.3	114.1%
Other loans		321.3		245.6	30.8%
Credit card loans		649.3		454.6	42.8%
Personal loans		371.1		217.1	70.8%
Overdraft facilities		168.8		115.0	46.7%
Buyback of restructured debt		-		11.9	N/A
Government and corporate securities		285.9		353.5	(19.1%)
Adjustment from application of CER clause		8.3		8.7	(5.0%)
Hedges		95.3		51.6	84.8%
Others		69.0		49.9	38.3%
Total financial income	Ps.	2,424.2	Ps.	1,881.7	28.8%

Banco Hipotecario’s financial income increase 28.8% to Ps. 2,424.2 million for the period ended June 30, 2013 as compared to Ps. 1,881.7 million for the period ended June 30, 2012 primarily as a result of:

•
Higher income from credit cards and personal loans as a result of higher loans originations. The balances of credit card loans and personal loans have increased 31.4% and 41.5%, respectively, during the twelve-month period ended June 30, 2013.

•	Higher income from other loans and overdraft facilities as a result of higher average balances
•	Higher income from hedge operations, mainly due to higher market prices.

These factors were partially offset by:

•	Lower income from government and private securities as a result of lower average balances.

Financial Expenses

The following table sets forth information regarding its financial expenses for the periods ended June 30, 2013 and 2012.

	Periods ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)

Bonds and similar obligations	Ps.	267.2	Ps.	186.5	43.3%
Borrowings from banks		50.0		42.5	17.6%
Borrowings from the Argentine Central Bank		0.1		2.9	(96.6%)
Other(1)		1.8		1.1	61.7%
Time deposits		677.6		518.4	30.7%
Effects of changes in exchange rates		93.2		97.8	(4.7%)
Forward transactions		30.6		23.0	32.8%
Contributions and taxes on financial income		163.8		111.0	47.6%
Total Financial expenses	Ps.	1,284.3	Ps.	983.2	30.6%
__________________
(1)           Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario’s financial expenses for the period ended June 30, 2013 increased 30.6% to Ps. 1,284.3 million from Ps. 983.2 million for the period ended June 30, 2012 primarily as a result of:

iv)	Higher interest liabilities as a result of increased average balances on time deposits.
v)	Higher liabilities resulting from increased of contributions and taxes on financial income.
vi)	Higher interest liabilities resulting from increase of bonds and similar obligations as consequences of a higher average balances.

Provision for Loan Losses

The following table sets forth its provision for loan losses for the periods ended June 30, 2013 and 2012.

	Periods ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)

Provision for loan losses	Ps.	233.4	Ps.	154.5	111.9%
Charge-offs	Ps.	74.2	Ps.	52.3	41.9%

Banco Hipotecario’s provision for loan losses for the period ended June 30, 2013 increased to Ps. 233.4 million from Ps. 154.5 million in the period ended on June 30, 2012. This represents an increase of 111.9% which is connected with an increase in the average balances of loans As mentioned before, the increase in the portfolio of loans, principally credit cards and personal loans, increase the amount of allowances during the year.

Banco Hipotecario´s Risk and Credit Committee decided to maintain a maximum 100% coverage of the loan loss reserve, relative to the total amount of those loans classified as non-performing, Reserves and funds created by Banco Hipotecario´s Risk and Credit Committee dated June 2, 2008, (Former - Section 13 of Law 24,143) and the Special fund created by a resolution of the board of Directors of Banco Hipotecario dated December 12, 2001, shall not be included in the total amount used for calculating such coverage.

Net Contribution from Insurance

The following table sets forth the principal components of its net contribution from insurance for the periods ended June 30, 2013 and 2012.

	Periods ended June 30				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)
Insurance premiums earned

Life	Ps.	43.9	Ps.	50.6	(13.3%)
Property damage		18.4		17.3	6.5%
Unemployment		0.4		0.5	(25.3%)
Others		354.7		229.3	54.7%
Total Premiums earned	Ps.	417.4	Ps.	297.7	40.2%

Insurance claims

Life	Ps.	4.7	Ps.	26.4	(82.1%)
Property damage		0.3		0.7	(51.1%)
Unemployment		-		-	N/A
Others		52.6		13.7	N/A
Total claims	Ps.	57.6	Ps.	40.8	41.0%

Net contribution from insurance activity	Ps.	359.8	Ps.	256.9	40.0%

(c)	As of June 30, 2013 and 2012 contains Ps. 316.2 million and Ps. 199.1 million, respectively, related to the activity of its subsidiary BHN Sociedad de Inversión S.A.

(d)
As of June 30, 2013 and 2012 contains Ps. 51.2 million and Ps. 13.6 million, respectively, related to the activity of its subsidiary BHN Sociedad de Inversión S.A. As mentioned before, BHN Sociedad Inversion has increase their activity regarding the increase in the origination of loans granted by Banco Hipotecario and the increase in the origination of Mortgage loans granted by Pro.cre.ar..

Banco Hipotecario’s net contribution from insurance activities of Ps. 359.8 million during the period ended June 30, 2013 increased 40.0% from Ps. 256.9 million, compared to the period ended June 30, 2012. This increase was primarily a consequence of higher activity level of our subsidiary BHN Sociedad de Inversión S.A. The quantity of the insurance policies, issued by BHN Sociedad de Inversión S.A.’ subsidiaries, relate to the loan originated by Banco Hipotecario, consequently, the premiums earned and the claims paid increase when the loan origination of the Bank increases.

Other Income from Services

The following table includes the principal components of its other income from services for the periods ended June 30, 2013 and 2012.

	Periods ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)

Loan servicing fees from third parties	Ps.	26.5	Ps.	16.1	64.9%
FONAVI commissions		11.4		17.2	(34.0%)
Credit Card Commissions		555.1		453.4	22.4%
Other Commissions		77.2		60.7	27.1%
Total Commissions	Ps.	670.2	Ps.	547.5	22.4%

Commissions earned by subsidiaries		226.9		184.1	23.2%
Recovery of loan expenses		68.7		63.3	8.6%
Others		11.8		1.3	N/A
Total Others	Ps.	307.4	Ps.	248.7	23.6%

Total Other Income from Services	Ps.	977.6	Ps.	796.2	22.8%

Banco Hipotecario’s income from services increased to Ps. 977.6 million for the period ended June 30, 2013 from Ps. 796.2 million in the same period of 2012, as a result of higher commissions derived from the increase in credit card origination and the increase on commissions derived from the insurance’s activity developed since July 2007 by Banco Hipotecario’s subsidiary BHN Sociedad de Inversión S.A.

Other Expenses for Services

The following table includes the principal components of its other expenses for services for the periods ended June 30, 2013 and 2012:

	Periods ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)

Structuring and underwriting fees	Ps.	8.2	Ps.	6.1	35.4%
Retail Bank originations		2.0		0.9	120.5%
Collections		0.2		0.4	(61.7%)
Banking services		155.4		137.8	12.8%
Commissions paid to real estate agents		28.3		20.5	38.0%
Total Commissions		194.1		165.6	17.2%

Contributions and taxes on income from services		39.2		25.7	52.5%
Total Other expenses for services	Ps.	233.3	Ps.	191.3	22.0%

Banco Hipotecario’s other expenses for services increased 22.0% to Ps. 233.3 million for the period ended June 30, 2013 from Ps. 191.3 million in the period ended June 30, 2012. This increase was mainly due to higher banking services and contributions and taxes on income from services, partially offset by lower collections.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the periods ended June 30, 2013 and 2012.

	Periods ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)

Salaries and social security contributions	Ps.	845.0	Ps.	655.5	28.9%
Fees and external administrative services		221.2		189.4	16.8%
Advertising and publicity		88.5		85.3	3.8%
Value added tax and other taxes		115.4		80.2	43.8%
Electricity and communications		56.5		38.8	45.8%
Maintenance and repair		37.2		31.2	19.2%
Depreciation of bank premises and equipment		15.8		14.6	8.6%
Amortization of organizational expenses		19.5		20.9	(6.3%)
Corporate personnel benefits		43.8		45.3	(3.3%)
Rent		49.9		38.0	31.2%
Others		119.4		77.7	53.6%
Total	Ps.	1,612.2	Ps.	1,276.9	26.3%

Administrative expenses for the period ended June 30, 2013 increased 26.3% to Ps. 1,612.2 million from Ps. 1,276.9 million for the period ended June 30, 2012. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina, higher fees and external administrative services related to actions adopted by Banco Hipotecario in developing its retail banking business and higher expenses related to taxes.

Miscellaneous Income

The following table sets forth its miscellaneous income for the periods ended June 30, 2013 and 2012.

	Periods ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)

Penalty interest	Ps.	54.8	Ps.	49.5	10.7%
Reversal of provision for contingencies		9.7		12.3	(20.9%)
Loan loss recoveries		91.1		130.1	(29.9%)
Others		37.7		78.4	(51.8%)
Total Miscellaneous Income	Ps.	193.3	Ps.	270.2	(28.4%)

Banco Hipotecario’s miscellaneous income decreased 28.4% to Ps. 193.3 million for the period ended June 30, 2013 from Ps. 270.2 million for the year ended June 30, 2012 primarily as a result of higher penalty interest, partially offset by lower loan loss recoveries.

Miscellaneous Expenses

The following table sets forth the principal components of its miscellaneous expenses for the periods ended June 30, 2013 and 2012:

	Periods ended June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)

Provision for lawsuits contingencies	Ps.	18.9	Ps.	68.6	(72.4%)
Provision for other contingencies and miscellaneous receivables		0.9		5.5	(83.8%)
Provision for administrative organization		(1.7)		30.3	N/A
Other taxes		26.3		16.6	58.1%
Benefits prepayments		71.3		61.2	16.5%
Others		46.3		64.8	(28.6%)
Total Miscellaneous Expenses	Ps.	162.0	Ps.	247.1	(34.4%)

Banco Hipotecario’s miscellaneous expenses decreased 34.4% to Ps. 162.0 million for the period ended June 30, 2013 from Ps. 247.1 million for 2012 primarily as a result of lower provisions for lawsuits contingencies and lower provisions for administrative organizations.

Government and Corporate securities

Government and Corporate Securities held by Banco hipotecario consist of the following balances:

	June 30, 2013
	(in millions of pesos)
Holding booked at fair value
Government securities denominated in pesos		232,5
Government securities denominated in US$		686,8
	Ps.	919,3

Holding booked at cost plus return
Bonar 2017 Bonds		55.5
PAR US Dollar Bonds		5.2
Other Bonds		232.2
	Ps.	295.9

Investment in listed corporate securities
Corporate securities denominated in pesos		150.1
Corporate securities denominated in US$		-
	Ps.	150.1

Securities issued by the Argentine Central Bank
Quoted bills and notes issued by the Argentine Central Bank		49.2
Unquoted bills and notes issued by the Argentine Central Bank		96.0
	Ps.	145.2

Total	Ps.	1,510.5

The table below includes disclosures regarding the exposures to sovereign debt according with the guidance provided by the Division of Corporation Finance in their document CF Disclosure Guidance: Topic No. 4.

	June 30, 2013
	(in millions of pesos)
Goverment Securities by country:
Argentina		1,510.5
	Ps.	1,510.5

Goverment Securities by counterparty:
Goverment securities		1,215.2
Argentine Central Bank bills and notes		145.2
Corporate securities		150.1
	Ps.	1,510.5

Goverment Securities by Financial Instruments according with Central Bank Accounting Rules:
Recorded at fair value		1,118.6
Recorded at cost plus return		391.9
	Ps.	1,510.5

Banco Hipotecario’s Market Risk Management Policy addresses the guidelines and methodologies for monitoring and controlling Banco Hipotecario’s price, interest rate and foreign exchange rate risks; this policy also deals with reporting mechanisms, limits and early alert systems to keep the Finance Committee and Senior Management abreast of new developments in the risk profile. Furthermore, this policy defines the roles and responsibilities of the various parties involved.

•
Banco Hipotecario’s portfolios of securities are monitored on a daily basis and risk is quantified through globally accepted methodologies and practices (above all, “value at risk”) whose limits are fixed by the Finance Committee. The robustness of the models used is verified through back-testing procedures and the portfolio exposed to price risks is subject to stress testing.

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

At June 30, 2013 and 2012, Banco Hipotecario had three principal funding sources: bonds, securitizations programs and time deposits. The table below sets forth its liabilities outstanding with respect to each of its sources of funding as of the dates indicated.

	At June 30,				% Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)

Bonds (*)	Ps.	2,291.7	Ps.	1,984.0	15.5%
Borrowings from Argentine Central Bank.		-		6.9	N/A
Borrowings from banks and international entities		393.0		550.9	(28.7%)
Deposits (*)		8,899.2		6,806.1	30.8%
Total	Ps.	11,583.9	Ps.	9,347.9	61.6%
(*) Excludes accrued interest.

Bonds

The principal amount values of the different series of notes Banco Hipotecario has issued and outstanding as of June 30, 2013 is as follows:

	Outstanding principal amount	Date of issue	Maturity Date	Annual Interest rate
	(millions of pesos)			(%)
Banco Hipotecario S.A.:
Long term bond (US$ 449,880 thousand)	113.2	Sep 15, 2003	Dec. 1, 2013	3.0 – 6.0%
Long term bond (EUR 278,367 thousand)	202.4	Sep 15, 2003	Dec. 1, 2013	3.0 – 6.0%
Series 5 (US$ 250,000 thousand)	1,129.7	Apr. 27, 2006	Apr. 27, 2016	9.750%
Series II (Ps. 120,101)	109.4	May. 11, 2012	Nov 11, 2013	Badlar +195bp
Series III (US$ 10,541 thousand)	56.8	May. 11, 2012	Nov 11, 2013	4.5%
Series V (Ps. 85,264)	78.7	Aug 17, 2012	Feb 17, 2014	Badlar +375bp
Series VI (Ps. 55,693)	53.7	Nov 08, 2012	Aug 08, 2013	18.75%
Series VII (Ps. 77,055)	77.1	Nov 08, 2012	May 08, 2014	Badlar +400bp
Series VIII (Ps. 41,003)	38.9	Apr 25, 2013	Apr 20, 2014	18.5%
Series IX (Ps. 258,997)	157.6	Apr 25, 2013	Jan 25, 2015	Badlar +280bp

Tarshop
Long term bond Series IV (Ps. 74,823)	24.3	May 02, 2012	Sep 02, 2013	Badlar+298bp
Long term bond Series V (US$ 1,237 thousand)	2.2	May 02, 2012	Sep 02, 2013	6.00%
Long term bond Series VI (Ps. 70,148)	63.5	Jul 25, 2012	Mar 27, 2014	Badlar+424bp
Long term bond Series VII (Ps. 20,411)	20.1	Jan 28, 2013	Oct 30, 2013	18.5%
Long term bond Series VIII (Ps. 79,589)	73.5	Jan 28, 2013	Jul 30, 2014	Badlar+445bp
Long term bond Series IX (Ps. 10,996)	10.8	May 23, 2013	Feb 23, 2014	19.75%
Long term bond Series X (Ps. 72,592)	70.1	May 23, 2013	Nov 23, 2014	Badlar+475bp
Long term bond Series XI (Ps. 10,837)	9.7	May 23, 2013	May 23, 2016	Badlar+580bp
	Ps. 2,291.7

Loan Securitization Program

Banco Hipotecario, BACS Banco de Crédito y Securitización S.A. and Tarshop have entered into various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage and consumer loans to the loan portfolio of different financial institutions as trustee. Once the loans have been transferred to the trust fund it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for setting the amount of the loans ceded by Banco Hipotecario.

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

In December 2001 Banco Hipotecario received authorization from the Argentine Central Bank to accept time deposits for individuals as well as institutions and amended its bylaws accordingly, with approval of a majority of its shareholders as required by Argentine Corporate Law. At June 30, 2013 and 2012 its total deposits consisted of the following:

	At June 30,				%Change
	2013		2012		2013/2012
	(in millions of pesos, except for percentages)

Checking accounts	Ps.	1,689.8	Ps.	2,029.4	(16.7%)
Saving accounts		1,225.6		524.1	N/A
Time deposits		5,870.2		4,172.9	40.7%
Other deposits accounts		113.6		79.8	42.5%
Accrued interest payable		78.9		137.1	(42.4%)
Total	Ps.	8,978.1	Ps.	6,943.2	29.3%

Its current strategy is to increase deposits significantly over time in order to achieve significant liquidity to maintain and further develop its financing activities.

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

•	Cash generated by operations;

•	Cash generated by issuance of debt securities;

•	Cash from borrowing and financing arrangements; and

•	Cash proceeds from the sale of real estate assets.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

•	capital expenditures for acquisition or construction of investment properties and property, plant and equipment;

•	interest payments and repayments of debt;

•	acquisition of shares in companies;

•	payments of dividends; and

•	acquisitions or purchases of real estate.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2014, we had working capital of Ps. 539.6 million. As of the aforementioned date, we had cash and cash equivalents for Ps. 609.9 million, a decrease of 3.5% from the Ps. 796.9 million of cash and cash equivalents held as of June 30, 2013.

We believe our working capital (calculated by subtracting current liabilities from current assets) and our cash from operating activities are adequate for our present and future requirements. In the event that cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs throughout debt financing or equity issuance or through the sale of selective assets. For more information about our liquidity please see “Item 3(d) Risk Factors” and “Recent Developments”.

Cash Flow Information

Operating Activities

Fiscal Year ended June 30, 2014

Our operating activities generated net cash inflows of Ps. 1,022.0 million for the fiscal year ended June 30, 2014, mainly due to operating income of Ps. 1,362.2 million, an increase in salaries and social security liabilities of Ps. 50.9 million and a decrease in trading properties of Ps.5.7 million; which were partially offset by an increase in trade and other receivables of Ps. 14.1 million, a decrease in provisions of Ps. 2.0 million, a decrease trade and other account payables of Ps. 103.8 million and Ps. 276.3 related to income tax paid.

Fiscal Year ended June 30, 2013

Our operating activities resulted in net cash inflows of Ps. 863.4 million for the fiscal year ended June 30, 2013, primarily as a result of operating income of Ps. 1,000.9 million, an increase in trade and other payables of Ps. 189.9 million, an increase in salaries and social security liabilities of Ps. 12.6 million and a decrease in trading properties of Ps. 4.5 million. These were partially offset by an increase in trade and other receivables of Ps. 63.2 million, an increase in restricted assets of Ps. 0.1 million, a decrease in provisions of Ps. 2.9 million and income tax paid of Ps. 277.6 million.

Fiscal Year ended June 30, 2012

Our operating activities resulted in net cash inflows of Ps. 691.9 million for the fiscal year ended June 30, 2012, primarily as a result of operating income of Ps. 905.6 million, an increase in trade and other payables of Ps. 3.9 million, an increase in salaries and social security liabilities of Ps. 5.5 million and a decrease in trading properties of Ps. 10.6 million. These were partially offset by an increase in trade and other receivables of Ps. 37.4 million, a decrease in provisions of Ps. 2.6 million and income tax paid of Ps. 184.9 million.

Investment Activities

Fiscal Year ended June 30, 2014

Our investing activities resulted in net cash outflows of Ps. 917.1 million for the fiscal year ended June 30, 2014, of which (i) Ps. 1,102.7 million were related to the acquisition of an indirect 53.33% equity interest in IDBD, (ii) Ps. 13.0 million were related to the acquisition of a 24.79% equity interest Avenida Inc.’s capital stock, (iii) Ps. 16.1 million were related to the acquisition of 1,250,000 common shares of Supertel, (iv) Ps. 317.7 million were related to the purchase of fixed assets and land reserves (for more information see “Capital Expenditures”), (v) Ps. 1,533.3 million were related to the acquisition of investments in financial assets, (vi) Ps. 2.1 million were related to loans granted, (vii) Ps. 20,1 million were related to capital contributions in associates and joint ventures and (viii) Ps. 10.2 million were related to interest received ; partly offset by (i) Ps. 16.9 million related to collection of dividends, (ii) Ps. 1,647.7 million related to proceeds from sale of investments in financial assets, (iii) Ps. 402.1 million related to the sale of investment properties and (iv) Ps. 22.8 million related to collection from the sale of Canteras Natal Crespo S.A’s shareholding, representing 50% of its capital stock.

Fiscal Year ended June 30, 2013

Our investing activities resulted in net cash outflows of Ps. 45.9 million for the fiscal year ended June 30, 2013, of which (i) Ps. 117.9 million were related to the purchase of additional 25.5% equity interest in Rigby 183, (ii) Ps. 25.9 million were related to the acquisition of a 50% equity interest in the capital stock and voting power of EHSA, (iii) Ps. 239.7 million were related to the acquisition of fixed assets and land reserves (for more information see “Capital Expenditures”), (iv) Ps. 950.9 million were related to the increase of investments in financial assets, (v) Ps. 41.6 million were related to loans granted, (vi) Ps. 67.4 million were related to capital contributions in equity investees and joint businesses and (vii) Ps. 18.4 million were related to interest received; partly offset by (i) Ps. 54.2 million related to collection of dividends, (ii) Ps. 1197.2 million related to proceeds from sale of investments in financial assets and (iii) Ps. 127.7 million related to collection from the sale of investment properties.

Fiscal Year ended June 30, 2012

Our investing activities resulted in net cash outflows of Ps. 246.8 million for the fiscal year ended June 30, 2012, of which (i) Ps. 46.7 million were related to the acquisition of a 49% equity interest in Bitania 26 and a 50% interest of NPSF, (ii) Ps. 133.9 million were related to the acquisition of fixed assets and land reserves (for more information see “Capital Expenditures ), (iii) Ps. 899.2 million were related to the acquisition of investments in financial assets, mainly in the acquisition of 262,927 additional common shares of TGLT and the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel (iv) Ps. 125.7 million were related to loans granted, (v) Ps. 17.1 million were related to capital contributions in associates and joint ventures and (vi) Ps. 2.4 million were related to the acquisition of intangible assets, partially offset by (i) Ps. 12.3 million related to the collection of dividends, (ii) Ps. 103.7 million related to loans repayments received from equity investees and joint businesses, (iii) Ps. 143.8 million related to collection of proceeds from sale of investment properties, and Ps. 717.8 million related to proceeds from sale of investments in financial assets.

Financing Activities

Fiscal Year ended June 30, 2014

Our financing activities for the fiscal year ended June 30, 2014 resulted in net cash outflows of Ps. 596.8 million, mainly due to (i) the payment of short and long term debt of Ps. 414,9 million, (ii) the payment of loans of Ps. 446.2 million, (iii) dividend payment of Ps. 113.3 million, (iv) the payment of financed purchases of Ps. 1.9 million, (v) capital distributions of Ps. 4.2 million, (vi) the acquisition of non-controlling interest in subsidiaries of Ps. 1.2 million, (vii) payment of loans from associates and joint ventures of Ps. 188.9 million, (viii) the payment of principal on notes of Ps. 287.2 million, (ix) the acquisition of derivative financial instruments of Ps. 38.0 million and (x) the repurchase of our common shares and GDSs of Ps. 37.9 million, partially offset by (i) borrowing of Ps. 501.8 million, (ii) non-controlling interest’s contribution of Ps. 139.0 million, (iii) Ps. 17.2 million related to borrowings from associates and joint ventures, (iv) Ps. 62.2 million related to derivative financial instruments and (v) Ps. 218.3 million related to the issuance of non-convertible notes.

Fiscal Year ended June 30, 2013

Our financing activities resulted in net cash outflows of Ps. 306.3 million for the fiscal year ended June 30, 2013, mainly due to (i) Ps. 269.8 million related to payment of short-term and long-term debt, (ii) Ps. 353.7 million related to the payment of loans; (iii) Ps. 239.7 million related to dividends payment, (iv) Ps. 10.9 million related to payment of financed purchases, and (v) Ps. 152.1 million related to capital distributions and (vi) Ps. 4.1 million related to the acquisition of non-controlling interest in subsidiaries; partially offset by (i) borrowings of Ps. 646.8 million, (ii) Ps. 6.5 million related to capital contributions by non-controlling interest and (iii) Ps. 70.7 million related to loans from associates and joint ventures.

Fiscal Year ended June 30, 2012

Our financing activities resulted in net cash outflows of Ps. 492.9 million for the fiscal year ended June 30, 2012, mainly due to (i) Ps. 492.9 million related to payment of short-term and long-term debt, (ii) Ps. 419.9 million related to the payment of loans, (iii) Ps. 262.7 million related to dividend payments, (iv) Ps. 23.3 million related to payment of financed purchases, and (v) Ps. 8.1 million related to the acquisition of non-controlling interest in subsidiaries ; partially offset by (i) borrowings of Ps. 116.9 million, (ii) capital contributions by non-controlling interest of Ps. 58.3 million, and (iii) Ps. 295.0 million related to the issuance of non-convertible notes.

Indebtedness

 The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2014:

	Currency	Less than 1 year	More than 1 and up to 2 years	More than 2 and up to 3 years	More than 3 and up to 4 years	More than 4 years	Total (1)	Anual Average Interest Rate
	(In thousands of Pesos, constant currency, as of June 30, 2014)(2)%
Bank loans (3)		$417,722	11,019	2,340	-	-	431,081	15.25%
Other loans (3)	NIS	74,344	-	-	-	-	74,344
APSA’s 2017 Notes for US$ 120 M (Series I)	US$	8,968	(7,063)	873,612	-	-	875,517	7.875%
IRSA’s 2015 Notes		$4,325	209,297	-	-	-	213,622	Badlar+ 395
IRSA’s 2017 Notes	US$	41,472	(729)	1,211,088	-	-	1,251,831	8.50%
IRSA’s 2017 Notes		$255	(28)	10,762	-	-	10,989	Badlar+ 450
IRSA’s 2020 Notes	US$	57,281	665	666	665	1,109,453	1,168,730	11.50%
Related Party		$71	-	133,314	-	-	133,385	Badlar
Related Party		$1,250	2,500	1,250	-	-	5,000	15.25%
Syndicated loans		$101,339	74,964	-	-	-	176,303	15.30%
Seller financing (2)	US$	23,542	-	-	-	41,130	64,672	3.50%
Seller financing (2)	US$	5,128	-	-	80,126	-	85,254	5.00%
Financial Leases	US$	1,780	541	431	-	-	2,752	7.50%
Total banking debt and other		737,477	291,166	2,233,463	80,791	1,150,583	4,493,480
Total debt		737,477	291,166	2,233,463	80,791	1,150,583	4,493,480

(1) Figures may not sum due to rounding.
(2) Exchange rate as of June 30, 2014 US$1.00 = Ps. 8.133.
(3) Includes bank overdrafts.

Issuance of Notes

Series I Notes due 2017

Under our US$ 400 Million Global Note Program, we issued on February 2, 2007, our 8.5% Series I notes (“Series I”) due 2017 for a total amount of US$ 150.0 million. Series I accrue interest on annual basis, payable semi-annually, and will mature on February, 2017. The Series I notes also contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or
•	75% of our cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 3.0 to 1; or
•	100% of our cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 4.0 to 1; plus
•
100% of our aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by the company or by our restricted subsidiaries from (a) any contribution to the company’s capital stock or the capital stock of its restricted subsidiaries or issuance and sale of the our qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of our Series I, or (b) issuance and sale subsequent to the issuance of our Series I or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for our qualified capital stock, (c) any kind of reduction in our indebtedness or the indebtedness of any of its restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from an unrestricted subsidiary.

Series II Notes due 2020

Under our US$ 400 Million Global Note Program, on July 20, 2010, we issued our 11.5% Series II notes (“Series II”) for a total amount of US$ 150.0 million. Series II, accrue interests on annual basis, payable semi-annually, and will mature on July, 2020. Series II are subject to the same covenants as described above for Series I.

Series V and VI Notes

On February 26, 2014, we issued Series V and VI Notes for a principal amount of Ps. 220.2 million under our new US$ 300 Million Global Note Program.

Series V Notes were issued for a principal amount of Ps. 209.4 million, and accrue interest at a variable rate (BADLAR private rate + 395 basis points). Interest is payable on a quarterly basis. Series V will mature on August, 2015.

Series VI Notes were issued for a principal amount of Ps. 10.8 million, and accrue interest at a variable rate (BADLAR private rate + 450 basis points). Interest is payable on a quarterly basis. Series VI will mature on February, 2017.

APSA’s Series I and Series II Notes

On May 11, 2007, APSA issued two series of notes under its Global Note Program.

Series I Notes were issued for a principal amount of US$ 120 million, and accrue interest at a fixed rate of 7.875% per annum, payable on a quarterly basis. These notes mature on May 11, 2017.

Series II Notes were issued for a principal amount of Ps. 154 million (equivalent to US$ 50 million). On June 11, 2012, the last principal and interest installment was paid.

Other Indebtedness

Hoteles Argentinos Loan:

On December 26, 2013 Hoteles Argentinos S.A. (“HASA”), entered into a loan with Banco Hipotecario for an amount of Ps. 5.0 million, under a credit line for productive investment provided under communication “A” 5449 of the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.25%, with interest payable on a monthly basis, and matures 36 months after the disbursement date. There is a grace period of one year for the repayment of the principal amount, after which the principal is repayable in 24 monthly consecutive installments.

Llao Llao Loan:

On December 23, 2013 Llao Llao Resorts S.A. (“Llao LLao”), entered into a loan with Banco Hipotecario for an amount of Ps. 4.0 million, under a credit line for productive investment provided under communication “A” 5449 of the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.25%, with interest payable on a monthly basis, and matures 36 months after the disbursement date. There is a grace period of one year for the repayment of the principal amount, after which the principal is repayable in 24 monthly consecutive installments.

Madison Loan:

On November 27, 2012, Rigby 183, entered into a loan from M&T Bank for an amount of US$ 75 million. The loan accrues interest at a variable rate of 1-month Libor plus a spread of 255 basis points, and interest is payable on a monthly basis. As of June 30, 2014, the outstanding principal amount was US$ 74.7 million. The principal amount is subject to a partial repayment system that falls due 7 years after the disbursement date, and the last installment amounts to US$ 67.2 million. In addition, an interest rate swap was entered into, resulting in a fixed rate of 4.22%. For more information, see "Recent Developments."

Arcos del Gourmet Syndicated Loan:

On November 16, 2012, APSA entered into a syndicated loan for an amount of Ps. 118 million, under the credit facility for production investment described in Communication “A” 5319 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.01%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to one-year grace period and then it is payable in 9 consecutive quarterly installments.

Banco Provincia Loan:

On December 12, 2012 APSA, entered into a loan with Banco de la Provincia de Buenos Aires for an amount of Ps. 29.0 million, under the credit facility for production investment described in Communication “A” 5319 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.01%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to a 9-month grace period y then it will be repaid in 9 consecutive quarterly installments.

Neuquén Syndicated Loan:

On June 12, 2013, APSA entered into a syndicated loan for an amount of Ps. 111 million, under the credit facility for production investment described in Communication “A” 5380 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.25%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to a one-year grace period and then it will be repaid in 9 consecutive quarterly installments.

Citibank Loan:

On December 23, 2013, APSA entered into a loan with the Citibank N.A. for an amount of Ps. 5,931,600, under the credit facility for production Investment described in Communication “A” 5449 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.25%, payable quarterly and it is due 39 months after the disbursement date. Principal is subject to a one-year grace period and then it will be repaid in 9 consecutive quarterly installments.

Nuevo Puerto Santa Fe Loan:

On December 26, 2013, NPSF entered into a loan agreement with Banco Hipotecario in the amount of Ps. 10.0 million, under the credit facility for production investment described in Communication A 5449 issued by the Argentine Central Bank. The loan accrues interest at a fixed rate of 15.25%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to a one-year grace period and then it will be repaid in 24 consecutive monthly installments.

Soleil Premium Outlet Loan:

On December 28, 2007, as a result of the purchase of the Soleil plot of land, APSA entered into an agreement with INCSA for financing of a portion of the price in the amount of US$ 12.6 million. Such loan accrues interest at a fixed rate of 5%, payable on annual basis. Principal shall be repaid when due on June 30, 2017.

This financing agreement was prepaid in whole on August 22, 2014.

C. Research and Development, Patents and Licenses, etc.

We have several trademarks registered with the Instituto Nacional de la Propiedad Industrial, the Argentine institute for industrial property. We do not own any patents nor benefit from licenses from third parties.

D. Trend Information

International Outlook:

As reported by the IMF in its World Economic Outlook (“WEO”), global activity rebounded in 2013, growing 3%, and world growth is expected to reach 3.6% in 2014 and 3.9% in 2015. From 2014 to 2015, developed economies are expected to grow at rates around 2%, driven by the forecasted growth in the United States, of approximately 3%, and in the Euro Zone, with projected growth rates of around 1% for 2014-2015.

Emerging and developing economies have recorded growth rates similar to those seen last year, and they are expected to grow 4.9% and 5.3% by the end of 2014 and 2015. The recovery of developed economies should have a positive impact on trade, although it could be lessened by lower commodity prices.

During 2012 and 2013, the financial markets generally exhibited a significant pickup in contrast with their lower performance of 2011. The MSCI World index (representative of developed markets) showed strong recovery in 2012 and 2013, reaching 18% on average. In 2012, the MSCI Emerging Markets index recovered partially from its 2011 fall, although in 2013 yields were slightly negative again. The continued currency stimulation programs in the world, led mainly by the Federal Reserve of the United States of America, have underpinned most of the upsurge in the financial markets. MSCI World Index increased 2.6% in a year to date basis up to October 2014.

Argentine Economy:

Argentine growth forecasts were revised down again as compared to those of last year. The IMF went from projecting 3.5% to 0.5% for 2014. This correction was mainly due to the mismatch in the balance of payment and the deterioration of the external financing conditions, due to the holdouts unresolved issue.

Consumption remained as the main driver of economic activity, as shopping center and supermarket sales grew at rates close to 43% year on year in nominal terms as of April 2014, favored by the increase in nominal salaries.

The unemployment rate was at 7.1% of the country’s economically active population which points to a year on year decrease of 0.8 percentage points. In turn, the employment rate has remained almost unaltered as compared to the past year, at 41.8%.

In turn, gross domestic fixed Investment continued to perform positively as in the past years and showed a year on year increase of 1.6%, locating it at 23% of GDP.

Compared to the same period of the previous year, industrial activity decreased by 3.2% during the first half of 2014, both seasonally adjusted and not adjusted. Its breakdown shows that the industry sectors that experienced the highest growth rates in this period were: synthetic and artificial fibers (28.3%), industrial gases (23.2%), cigarettes (18.4%), and crude steel (16.8%). On the other hand, the automotive industry declined 19% compared to the same month of the previous year.

As concerns the external sector, the balance of trade as of June 2014 recorded a surplus of US$ 1,379 million. Income from exports stood at US$ 7,387 million and spending on imports amounted to US$ 6,008 million. Trade with the Mercosur (including Bolivarian Republic of Venezuela), Argentina’s main trade partner, concentrated 22% of the Argentine exports and 21% of the purchases made abroad. The balance of trade as of June 2014 was positive at US$ 364 million. In the first half of 2014, the major contributions to the Argentine exports were made by: agricultural manufactures, with 40%, and industrial manufactures, with 32% of the total value. In turn, intermediate goods accounted for 28% of the Argentine imports, followed by parts and accessories for capital goods (20%), capital goods (18%), and fuels and lubricants (18%).

Regarding the balance of payments, in the first quarter of 2014 the current account deficit reached US$ 3,304 million, with US$ 483 million allocated to the goods and services trade balance, and US$ 2,818 million to the income account, 71% of which related to the net debit of foreign direct investment return.

During the past quarter, the financial account showed a net outflow of US$ 619 million. The financial private sector excluding the Argentine Central Bank contributed net income for US$ 399 million, the non-financial private sector accounted for US$ 34 million, and the financial and non-final public sector had net outflows of US$ 1,052 million.

The stock of international reserves at the closing of June 2014 stood at US$ 29,278 million, a fall of 21%, mainly reflecting balance of payment transactions.

Total gross external debt at the closing of March 2014 was estimated at US$ 137,810 million, a reduction of US$ 562 million compared to the previous quarter.

The non-financial and Argentine Central Bank debt for the quarter was estimated at US$ 69,423 million, a reduction of US$ 474 million from the previous quarter mainly due to transactions with international agencies for US$ 1,243 million (repayments for US$ 1,431 million and disbursements for US$ 188 million), whereas bond indebtedness rose by US$ 694 million, mainly driven by purchases made by non-residents in the secondary market. Non-financial private debt for the quarter was estimated at US$ 65,693 million, remaining almost unaltered as compared to the previous quarter. The financial sector debt excluding the Argentine Central Bank did not record significant changes either.

At the closing of 2013, the net international investment position recorded a net credit balance estimated at US$ 49,045 million, reflecting external assets for US$ 261,183 million and external liabilities for US$ 212,138 million, a reduction of US$ 8,655 million compared to the previous year. This reduction was due to the higher increase in internal liabilities than in external assets.

In connection with the fiscal sector, revenues recorded a year-on-year increase of 42% as of March 2014, whereas primary expenditure grew by 35%, slightly below the increase in revenues, and was mostly oriented to items related to the sustainment of domestic demand, focused on the lower-income sectors.

In local financial markets, the lending interest rates grew by different percentages throughout the fiscal year. The Private Badlar rate in Pesos averaged 23.08% in June 2014 against 16.5% in June 2013. Despite the devaluation of January 2014, the Argentine Central Bank continued with its controlled floating exchange rate policy: the Peso sustained a 52.5% nominal depreciation in the period from June 2013 to June 2014.

In the fiscal year herein analyzed, Argentina’s country risk, measured as per the Emerging Market Bond Index, decreased by 427 basis points, maintaining a high spread vis-à-vis the rest of the countries in the region. The debt premium paid by Argentina was at 740 points in June 2014, compared to the 212 paid by Brazil and the 124 paid by Mexico.

Evolution of Shopping Centers in Argentina

Private consumption continues to be the driver of economic activity. Household expenditure increases in tandem with household nominal income. According to data from INDEC, the salary variation ratio increased by 35.48% in August 2014 compared to the figure recorded in August 2013.

The shopping centers sector behaved in a similar way. Based on the information released by INDEC, sales as of August 2014 grew by 26.3% compared to the same month of the previous year, boosted by improvements in household nominal income.

Although forecasts for 2014 predict a contraction in the growth rates for the industry, employment and salary evolution levels are expected to remain firm, which translates in an auspicious forecast for our business in so far as consumption and the purchasing power of the population are the main propellers of sales in our shopping centers.

E. Off-Balance Sheet Arrangements

As of June 30, 2014, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2014:

Payments due by period
(in thousands of Pesos)

At June 30, 2014	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	631,980	67,232	47,809	16,646	47,322	810,989
Borrowings (excluding finance lease liabilities)	1,733,305	653,608	2,615,045	226,214	1,493,185	6,721,357
Finance leases	1,780	547	426	-	-	2,753
Total year	2,367,065	721,387	2,663,280	242,860	1,540,507	7,535,099

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

The table below shows information about our directors and alternate directors:

Name	Date of Birth	Position in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2012	2015	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2012	2015	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2013	2016	2001
Fernando A. Elsztain	01/04/1961	Regular Director	2011	2014	1999
Carlos Ricardo Esteves	05/25/1949	Regular Director	2011	2014	2005
Cedric D. Bridger	11/09/1935	Regular Director	2012	2015	2003
Marcos Fischman	04/09/1960	Regular Director	2012	2015	2003
Fernando Rubín	06/20/1966	Regular Director	2013	2016	2004
Gary S. Gladstein	07/07/1944	Regular Director	2013	2016	2004
Mario Blejer	06/11/1948	Regular Director	2011	2014	2005
Mauricio Wior	10/23/1956	Regular Director	2012	2015	2006
Gabriel A. G. Reznik	11/18/1958	Regular Director	2011	2014	2008
Ricardo H. Liberman	12/18/1959	Regular Director	2011	2014	2008
Daniel Ricardo Elsztain	12/22/1972	Regular Director	2011	2014	2007
Salvador D. Bergel	04/17/1932	Alternate Director	2011	2014	1996
Enrique Antonini	03/16/1950	Alternate Director	2013	2016	2007

The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the Chairman of the Board of Directors of Alto Palermo S.A. (APSA), Consultores Assets Management S.A., Arcos del Gourmet S.A., Cresud S.A.C.I.F. y A., BACS Banco de Crédito y Securitización, IRSA Inversiones y Representaciones Sociedad Anónima, BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Tarshop, E-Commerce Latina S.A. and Banco Hipotecario, among other companies. He is also Director of IDBD Development Corporation Ltd. He is Fernando Adrián Elsztain´s cousin and Alejandro Gustavo Elsztain’s and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is a member of the International Bar Association and the Interamerican Federation of Lawyers (Federación Interamericana de Abogados). He is a founding member of the law firm Zang, Bergel and Viñes. He is chairman of Puerto Retiro S.A., first vice-chairman of IRSA, and vice-chairman of Alto Palermo S.A. (APSA), Fibesa S.A., and Cresud S.A.C.I.F. y A. among other companies. He is also director of Banco Hipotecario, Nuevas Fronteras S.A., Brasilagro, IDBD Development Corporation Ltd., BACS Banco de Crédito y Securitización S.A., Tarshop S.A., and Palermo Invest S.A., among other companies.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). Currently he is chairman of Fibesa, chairman of Cactus Argentina, second vice-chairman of Cresud, second vice-chairman of IRSA and executive vice-chairman of Alto Palermo. He is also vice-chairman of Nuevas Fronteras and Hoteles Argentinos. He is also director of Brasilagro, Emprendimiento Recoleta S.A. and IDBD Development Corporation Ltd., among other companies. Alejandro G. Elsztain is brother of Eduardo S. Elsztain and Daniel Ricardo Elsztain, and cousin of Fernando A. Elsztain.

Fernando A. Elsztain. Mr. Elsztain studied architecture at Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a family-owned real estate company. He is chairman of the board of directors of Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Alto Palermo, Hoteles Argentinos and Tarshop and an alternate director of Banco Hipotecario and Puerto Retiro, among others. He is Alejandro Elsztain, Eduardo S. Elsztain and Daniel Ricardo Elsztain’s cousin.

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

Marcos Fischman. Mr. Fischman a pioneer in corporate coaching in Argentina. He studied at the Hebrew University of Jerusalem. He provides consulting services to businessmen, students and artists. In 1993 he joined our company and provides us with consulting services in communication and development.

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

Daniel Ricardo Elsztain. Mr. Elsztain graduated with a major in Economic Sciences from the Torcuato Di Tella University and has a Master in Business Administration from the Austral IAE University. At present, he is our Commercial Manager and he has held such position since 2004. He also serves as Director in Supertel Hospitality Inc. Mr. Elsztain is the brother of both the Chairman of the Board of Directors, Mr. Eduardo S. Elsztain, and of the Executive Vice-Chairman, Mr. Alejandro G. Elsztain and cousin of Director Fernando A. Elsztain.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from Universidad Nacional del Litoral. He is a founding partner of Zang, Bergel & Viñes Abogados law firm and a consultant at Repsol YPF S.A. He is also an alternate director of Cresud and APSA.

Enrique Antonini. Mr. Antonini holds a degree in law from the School of Law of Universidad de Buenos Aires. He has been director of Banco Mariva S.A. since 1992 until today, and of Mariva Bursátil S.A. since 1997 until today. He is a member of the Banking Lawyers Committee and the International Bar Association. At present, he is Alternate Director of Cresud.

Employment contracts with our directors

We do not have written contracts with our directors. However, Messrs. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain and Fernando Rubín are employed by our Company under the Labor Contract Law No. 20,744.

Law No. 20,744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an Executive Committee consisting of five regular directors and one alternate director, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain, Daniel Elsztain and Fernando Elsztain, as regular members. The executive committee meets as needed by our business, or at the request of one or more of its members.

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

The following is a description of each of our senior managers who are not directors:

David A. Perednik. Mr. Perednik obtained a degree in accounting from Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as chief financial officer from 1986 to 1997. He also worked as a senior consultant in the Administration and Systems Department of Deloitte & Touche from 1983 to 1986. He also serves as chief administrative officer of Cresud and APSA.

Matías Iván Gaivironsky. Mr. Matías Gaivironsky obtained a degree in business administration at Universidad de Buenos Aires. He has a Master in Finance from Universidad del CEMA. Since 1997 he has served in various positions at the Company, Cresud and APSA, and he has served as Chief Financial Officer since December 2011. During 2008 he served as Chief Financial Officer in Tarshop and was later appointed Manager of the Capital Markets and Investor Relations Division of the Company, Cresud and APSA.

Supervisory Committee

Our supervisory committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs and verifying compliance with our by-laws and resolutions adopted at the shareholders’ meetings. The members of the supervisory committee are appointed at our annual general ordinary shareholders’ meeting for a one-year term. The supervisory committee is composed of three regular members and three alternate members and pursuant to Section 294 of the Argentine Corporations Law No. 19,550 (the “Argentine Corporation Law”), as amended, must meet at least every three months.

The following table shows information about the members of our supervisory committee, who were elected at the annual ordinary shareholders’ meeting, held on October 31, 2013:

Name	Date of Birth	Position	Expiration Date	Current position held since
José Daniel Abelovich	07/20/1956	Regular Member	2014	1992
Marcelo Héctor Fuxman	11/30/1955	Regular Member	2014	1992
Noemí Ivonne Cohn	05/20/1959	Regular Member	2014	2010
Sergio Leonardo Kolaczyk	11/28/1964	Alternate Member	2014	2003
Roberto Daniel Murmis	04/07/1959	Alternate Member	2014	2005
Alicia Graciela Rigueira	12/02/1951	Alternate Member	2014	2006

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

Internal Control

Management uses the Integrated Framework-Internal Control issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Report”) to assess the effectiveness of internal control over financial reporting.

The COSO Report sets forth that internal control is a process, effected by an entity’s board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

•	Effectiveness and efficiency of operations

•	Reliability of financial reporting, and

•	Compliance with applicable laws and regulations

Based on the above, the company’s internal control system involves all the levels of the company actively involved in exercising control:

•	the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

•
the management of each area is responsible for the internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the areas and, therefore, those of the entity as a whole;

•	the other personnel play a role in exercising control, by generating information used in the control system or taking action to ensure control.

B. Compensation

Directors

Under the Argentine Corporations Law, if the compensation of the members of the Board of Directors and the Supervisory Committee is not established in the by-laws of the Company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the Board of Directors and the Supervisory Committee, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased in proportion to the distribution up to such limit if all earnings are distributed. For purposes of applying this provision, the reduction in the distribution of dividends derived from reducing the Board of Directors’ and Supervisory Committee’s fees will not be considered.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above mentioned limits. The compensation of our directors for each fiscal year is determined pursuant to the Argentine Business Corporations Law and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amounts are determined, they are considered at the shareholders’ meeting.

At our shareholders meeting held on October 31, 2013, the shareholders approved an aggregate compensation of Ps. 19.8 million for all of our directors for the fiscal year ended June 30, 2013.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our overall results. The total and aggregate compensation paid to our Senior Management and Directors for the fiscal year ended June 30, 2014 was Ps. 4.7 million.

 Supervisory Committee

The shareholders meeting held on October 31, 2013, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Capitalization Plan

Since 2006 we develop a special compensation plan for key managers by means of contributions to be made by the employees and us (the “Plan”).

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

The funds collected as a result of the Participants’ contributions are transferred to a special independent vehicle created in Argentina as an investment fund approved by CNV.

The funds collected as a result of our contributions are transferred to another independent vehicle separate from the previous one. In the future, participants will have access to 100% of the benefits of the Plan (including our contributions made on the participants’ behalf to the specially created vehicle) under the following circumstances:

•	ordinary retirement in accordance with applicable labor regulations;
•	total or permanent incapacity or disability; and
•	death.

In case of resignation or termination without cause, the Participant may redeem amounts contributed by us only if he or she has participated in the Plan for at least 5 years subject to certain conditions.

Mid and Long Term Incentive Program

Our Shareholders’ Meetings, held on October 31, 2011, October 31, 2012 and October 31, 2013 ratified the resolutions achieved in connection with (i) the implementation of the allocation of an amount equal to 1% of our outstanding capital, which shall be equal to Ps. 5,786,764, to be implemented through an incentive plan addressed to certain of our employees (the “Plan”), and the delegated powers into our Board of Directors to implement such Plan, among other situations.

We developed a mid and long-term incentive and retention stock program for its management team and key employees and its controlled companies (including APSA) provided that have been invited to participate of the program under which contributions in our shares are made by the Company. The amount of shares contributed for each participant employee is determined on the basis of their annual bonus for years 2011, 2012 and 2013. We will use treasury shares to make the contributions under this program.

The beneficiaries under the Plan are invited to participate by the Board of Directors and their decision to access the Plan is voluntary. The plan also stipulates the possibility of providing an extraordinary reward consisting of freely available shares payable on a single opportunity in 2014 which would also be determined on the basis of each participant´s annual bonus.

In the future, the Beneficiaries or their successors in interest will have access to 100% of the benefit (our shares contributed by us) in the following cases:

• if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution,

• retirement,
• total or permanent disability,
• death.

In accordance with the new Capital Markets Law (as defined below), it is required that all of the incentive plans for managers related to shares should be approved by the CNV. We made all required filings. Currently we are analyzing certain changes to the program as originally structured.

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

The Audit Committee is a committee of the board of directors, the main function of which is to assist the board of directors in (i) exercising its duty of care, diligence and competence in issues relating to us, specifically as concerns the enforcement of accounting policies, and disclosure of accounting and financial information, (ii) management of our business risk, the management of our internal control systems, (iii) behavior and ethical conduct of the Company’s businesses, (iv) monitoring the sufficiency of our financial statements, (v) our compliance with the laws, (vi) independence and competence of independent auditors, (vii) performance of our internal audit and the external auditors (viii) and it may render, upon request of the Board of Directors, its opinion on whether the conditions of the related parties’ transactions for relevant amounts may be considered reasonably sufficient under normal and habitual market conditions.

In accordance with the applicable rules our Audit Committee must hold sessions at least with the same frequence required to the board of directors (on a three month basis).

Capital Markets Law No. 26,831 and the Rules of the CNV requires that public companies in Argentina as us must have an Audit Committee comprise of three members of the board of directors, the majority of which must be independent. Notwithstanding, our Audit Committee is comprised by three independent directors in compliance with the requirements lead down by the SEC.

Currently, we have a fully independent Audit Committee composed of Messrs. Cedric Bridger, Ricardo Liberman and Mario Blejer.

 Compensation of Audit Committee

The members of our Audit Committee do not receive compensation in addition to that received for their service as members of our board of directors.

D. Employees

As of June 30, 2014, we had 1,608 employees on a consolidated basis. Our Development and Sale of Properties and Office and Other Non-Shopping Center Rental Properties segments had 89 employees, of which 33 were represented by the Commerce Union (Sindicato de Empleados de Comercio, or SEC) and 5 were represented by the Horizontal Property Union (SUTERH). Our Shopping Centers had 872 employees, of which 420 were under collective labor agreements. Our Hotels segment had 647 employees, with 513 represented by the Tourism, Hotel and Gastronomy Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, or UTHGRA).

The following table sets forth the number of employees by business segment as of the dates indicated:

	Development and sale of properties and Office and other non-shopping center retail properties (1)	Shopping Centers	Hotels(2)	Total
As of June 30, 2012	92	833	662	1,587
As of June 30, 2013	91	787	662	1,540
As of June 30, 2014	89	872	647	1,608

(1)	Includes IRSA and Consorcio Libertador S.A.
(2)	Hotels include Intercontinental, Sheraton Libertador and Llao Llao.

E. Share Ownership

The following table sets forth the amount and percentage of our common shares beneficially owned by our directors, members of the executive committee, supervisory committee and senior management as of June 30, 2014:

Name	Position	Number of Shares	Percentage
Directors
Eduardo Sergio Elsztain (1)	Chairman	381,524,046	65.9%
Saúl Zang	Vice-Chairman I	8	0.0%
Alejandro Gustavo Elsztain	Vice- Chairman II	1,005,400	0.2%
Fernando Adrián Elsztain	Regular Director	-	-
Carlos Ricardo Esteves	Regular Director	-	-
Cedric D. Bridger	Regular Director	-	-
Marcos Fischman	Regular Director	-	-
Fernando Rubín	Regular Director	64,226	0.0%

Gary S. Gladstein	Regular Director	210,030	0.0%
Mario Blejer	Regular Director	60,220	0.0%
Mauricio Wior	Regular Director	-	-
Gabriel Adolfo Gregorio Reznik	Regular Director	-	-
Ricardo Liberman	Regular Director	-	-
Daniel Ricardo Elsztain	Regular Director	394,600	0.1%
Salvador Darío Bergel	Alternate Director	-	-
Enrique Antonini	Alternate Director	-	-
Senior Management
Matias Gaivironsky	Chief Financial Officer	89,200	0.0%
Jorge Cruces	Chief Real Estate Officer	14,605	0.0%
David Alberto Perednik	Chief Administrative Officer	127,778	0.0%
Supervisory Committee
José Daniel Abelovich	Member	-	-
Marcelo Héctor Fuxman	Member	-	-
Noemí Ivonne Cohn	Member	-	-
Sergio Leonardo Kolaczyk	Alternate member	-	-
Roberto Daniel Murmis	Alternate member	-	-
Alicia Graciela Rigueira	Alternate member	-	-

(1)
Includes (i) 378,742,216 common shares beneficially owned by Cresud, (ii) 2,780,930 common shares beneficially owned by Inversiones Financieras del Sur S.A., and (iii) 900 common shares owned directly by Mr. Eduardo S. Elsztain.

Option Ownership

No options to purchase common shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employees’ Participation in our Capital Stock

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, common shares or securities, other than those described under the following sections: (i) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Mid and Long Term Incentive Program.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, ANSES (The Argentine Social Security National Agency) and all our directors and officers as a group. Percentages are expressed on a fully diluted basis.

	Share Ownership as of June 30, 2014
Shareholder	Number of Shares	Percentage (3)
Cresud (1) (2)	381,524,046	65.9%
Directors and officers (excluding Eduardo Elsztain)	1,966,067	0.3%
ANSES	25,914,834	4.5%
Total	409,404,947	70.7%

(1)
Eduardo S. Elsztain is the beneficial owner of 191,777,216 common shares of Cresud, representing 39.33% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 65.9% of our common shares by virtue of his investment in Cresud.

(2)
Includes (i) 378,742,216 common shares beneficially owned by Cresud, (ii) 2,780,930 common shares beneficially owned by Inversiones Financieras del Sur S.A., and (iii) 900 common shares owned directly by Mr. Elsztain. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding common shares may be as high as 381,524,046 common shares, representing 65.9% of our outstanding common shares.

(3)	As of June 30, 2014, the number of outstanding common shares was 578,676,460.

Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares began trading in the BASE on December 12, 1960, under the trading symbol “CRES” and on March 1997 its GDSs began trading in the Nasdaq under the trading symbol “CRESY.”

Changes in Share Ownership
Shareholder	June 30, 2014 (%)	June 30, 2013 (%)	June 30, 2012 (%)	June 30, 2011 (%)	June 30 2010(%)

Cresud (1)	65.5	65.5	64.2	57.7	57.6
Inversiones Financieras del Sur S.A. (2) (3)	0.5	0.6	1.7	-	-
D.E. Shaw & Co. Inc.	-	-	-	7.7	7.7
Directors and officers (4)	0.3	0.5	0.8	1.4	1.7
ANSES	4.5	4.5	4.5	4.5	4.5
Total	70.8	71.1	71.2	71.3	71.5

(1)
Eduardo S. Elsztain is the beneficial owner of 191,777,216 common shares of Cresud, representing 39.33% (on a fully diluted basis) of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain were considered the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 65.9% of our common shares by virtue of his investment in Cresud.

(2)
Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain, is the beneficial owner of 37.94% of IFIS capital stock, which owns 100% of Inversiones Financieras del Sur S.A. As a result, Mr. Elsztain may be deemed to be the beneficial owner of an additional 0.5% of our common shares due to Inversiones Financieras del Sur S.A.’s 0.5% interest in us, without taking into account his indirect interest in us through Cresud.

(3)
Includes (i) 2,780,930 common shares beneficially owned by Inversiones Financieras del Sur S.A., and (ii) 900 common shares owned directly by Mr. Elsztain As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding common shares may be as high as 381,524,046 common shares, representing 65.9% of our outstanding common shares.

(4)	Includes only direct ownership of our directors and senior management.
(5)	As of June 30, 2014, the number of outstanding common shares was 578,676,460.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

We are not aware of any arrangements that may, when in force, result in a change in control.

 Securities held in the host country

As of June 30, 2014, our total issued capital stock outstanding consisted of 578,676,460 common shares. As of June 30, 2014, there were approximately 35,146,236 Global Depositary Shares (representing 351,462,360 of our common shares, or 60.7% of all or our outstanding common shares) held in the United States by approximately 21 registered holders.

B. Related Party Transactions

Buy and sell of Quality Invest Shares

In June, 2012, APSA acquired 50% of Quality Invest shares from us, for a total purchase price of US$ 9,7 million. The main asset of Quality Invest is the Nobleza Picardo´s warehouse located in Partido de San Martín, Province of Buenos Aires, which represent a total of 160,000 square meters, with 80,000 square meters covered area occupied by high quality storehouse that are currently being used industrially. Quality Invest has recently obtained the extension of the categories the plant was subjected to from the City Hall of San Martín. The new categories are Shopping Mall, Entertaining, Events, Commercial Offices, Parking Lots and complementary uses. Taking into consideration aforementioned and the strategic location, we are evaluating the future development of a Shopping Mall.

Line of Credit with Cyrsa

On August 27 2012, Cyrsa granted us and Cyrela, its shareholders, a credit line for a maximum amount of Ps. 190 million, each, maturing in February 2017. Daily interest accrued on each disbursed amount will be based on the Badlar Privada interest Rate.

Space for Fundación IRSA and Fundación Museo de los Niños at No Cost

In October 1997, APSA granted Fundación IRSA the right to use 3,800 square meters of constructed area in the Abasto Shopping Center free of charge for a 30-year period. In November 2005, Alto Palermo granted Fundación Museo de los Niños the right to use approximately 2,670 square meters of constructed area in the Shopping Rosario free of charge for a 30-year period.

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

Fundación Museo de los Niños is a charitable non-profit organization established by the same founders of Fundación IRSA and run by the same members of the administration committee as Fundación IRSA. Fundación Museo de los Niños acts as special vehicle for the development of Museo de los Niños, Abasto and Museo de los Niños, Rosario. In October 1999, APSA approved the assignment of Museo de los Niños, Abasto’s agreement to Fundación Museo de los Niños. In addition, on December 12, 2005, an agreement granting the right to use of the space designated for Museo de los Niños, Rosario, at no cost, was signed.

Donations for Fundación IRSA and Fundacion Museo de los Niños

During the fiscal years ended June 30, 2012, 2013 and 2014, we made donations to Fundación IRSA and Fundación Museo de los Niños for a total amount of Ps. 2.6 million, Ps. 1.4 million and Ps. 3.3 million, respectively. Eduardo S. Elsztain is the chairman of Fundación IRSA and Fundación Museo de los Niños.

Lease of our Chairman’s offices

Our headquarters are located at Bolívar 108, 1 floor, City of Buenos Aires. We lease this property from Elsztain e Hijos S.C.A., a company controlled by relatives of Eduardo S. Elsztain, and from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and several of his relatives. A lease agreement was signed among us, Alto Palermo, Cresud and Isaac Elsztain e Hijos S.C.A., on August 18, 2004. This lease established a term of 120months and monthly rental payments of US$ 9,500 Cresud, APSA and us each paid one-third, or US$ 3,167, of such rent. Although this lease agreement has expired in August 2014, the parties are currently negotiating its extension.

In April 1, 2014, we, Cresud, Alto Palermo and Hamonet S.A. entered into a lease agreement for the lease of the executive offices located in 108 Bolívar St., 3rd and 4th floors, City of Buenos Aires. This lease has a term of 36 months and rent of US$ 5.001 per month, which is distributed and shared equally among the three companies.

Lease Agreements

In June 2009, we entered into a lease of the 24 floor of the Intercontinental Plaza Tower from Inversora Bolivar pursuant to a lease agreement related to such floor and eight  parking spaces. We paid a monthly rent of US$7,745. In November 2009 the 24 floor was transferred to us as a result of the merged agreement pursuant to which Inversora Bolívar was partially merged with us. In December 30, 2011, APSA and Cresud leased the 24th floor of the Intercontinental Plaza Tower pursuant to a lease agreement related to such floor and to six parking lot spaces. Such agreement had a term of 32 month and expired on August 31, 2014. As of the date of this annual report the agreement continues in force. Although the new agreement has not yet been signed, the terms of the new lease have already been negotiated; the agreement will have a term of 36 months, expiring on August 31, 2017 and for a monthly rent of US$ 15,490 to be paid in halves between Alto Palermo and Cresud.

In June 26, 2009, APSA leased from us the 23rd floor, office “B” and five parking lot spaces of the Intercontinental Plaza Tower. The agreement will expire on October 31, 2014. Although the new agreement has not yet been signed, the terms of the new lease have already been negotiated; the new agreement will have a term of 36 months, expiring on October 31, 2017 and for a monthly rent of US$11.617.

As of April 2011, Alto Palermo and Cresud entered into a lease agreement with us of the 2 floor of the Intercontinental Plaza Tower and five parking lot spaces, effective as from January 5, 2011, with expiration on January 4, 2014. We paid a monthly rent of US$ 13,464, US$ 6,732 each. In April 29, 2014, Alto Palermo and Cresudrenewed such agreement. The agreement will expire on January 4, 2017 and will be for a monthly rent of US$ 21.000. Alto Palermo will pay US$ 15.750 while Cresud will pay US$ 5.250.

In May 8, 2014, APSA and Cresud leased the 22 floor and seven parking lot spaces of the Intercontinental Plaza Tower from us. The agreement will expire on June 30, 2016 and will be for a monthly rent of US$ 23.234. Alto Palermo will pay US$ 12.234 while Cresud will pay US$ 11.000.

Tarshop S.A. rents two floors and several parking spots of our Suipacha 652 building. The lease lasts until 2016. The monthly rate is of US$ 47,450, Tarshop S.A. has the obligation to pay any common expenses, and any tax or fee that may be imposed on the premises, in proportion to the space rented.

Llao Llao Resorts S.A. rents from us a floor on our Maipu 1300 building. This lease shall last until 2015 and has a monthly rate of US$ 1,950 plus any common expenses, taxes and fees.

Fibesa S.A. rents from us a floor on the Intercontinental Plaza Tower. The agreement will expire on October 31, 2014. Although the new agreement has not yet been signed, the terms of the new lease has already been negotiated; the new agreement will have a term of 36 months, expiring on October 31, 2017 and for a monthly rent of US$11.617.

Lease on Abasto Shopping Center to IRSA

Additionally, we lease to our subsidiary APSA a space in the Abasto shopping center, which has been prepared for the operation of certain operational areas. The agreement is valid until 2015. The monthly rental payment agreed is US$ 6,325, plus a fixed amount for common expenses.

Legal Services

During the fiscal years ended June 30, 2014, 2013 and 2012 we paid the law firm Zang, Bergel & Viñes an aggregate amount of approximately Ps.3.5 million, Ps.2.8 million and Ps.5.3 million, respectively, as payments for legal services. Our vice-chairman Saúl Zang is a partner of this law firm.

Loan agreements with Banco Hipotecario.

As of June 30, 2014 we have loans from Banco Hipotecario for a total amount of approximately Ps. 81.1 million with an average interest rate of 15.78%. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

Master agreement for U.S. dollar-denominated forward transactions with Banco Hipotecario S.A.

APSA and Banco Hipotecario entered into a master agreement for the performance of dollar-denominated forward transactions. This master agreement provides that the parties may carry out this type of transactions by fixing a certain forward price (the “Agreed Price”). Such transactions are settled in cash by paying the difference between the Agreed Price and the quoted price of the US dollar on the settlement date. As of June 30, 2014 APSA had derivative financial instruments from Banco Hipotecario for a total amount of approximately US$ 5.0 million.

Loan agreement between Hoteles Argentinos S.A. and Llao Llao Resorts S.A. with Banco Hipotecario S.A.

On December 23 and 26, 2013, Hoteles Argentinos S.A. and Llao Llao Resorts S.A., respectively, entered into a loan agreement with Banco Hipotecario S.A. for Ps. 5 million and Ps. 4 million, respectively. Both loans were given as a line of credit for productive investment as detailed on Communication “A” 5449 of BCRA. Both loans have an interest rate of 15.25% with monthly payments and due in 36 months with a grace period of 12 months.

Line of Credit granted to IRSA

In November 2012, APSA and us entered into an agreement by which APSA granted a line of credit for up to US$ 14.5 million for a period of one year at a rate of 5.5% to us. In November, 2013, the line of credit was renewed and in April 2014, was extended for up to a total amount of US$ 20 million.

On June 25, 2014, we have extended the Line of Credit, for up to US$ 60 million, due June 2015, at the rate of Libor 1 year + 3.0%. Additionally, the parties involved in the agreement were modified, including APSA and any of its subsidiaries as lenders and as loan takers Tyrus and us.

Consequently, as of June 30, 2014, disbursements were made from ERSA to Tyrus of US$ 2.6 million, from us to Tyrus of US$ 10.6 million, and from Pamsa to Tyrus of US$ 10.2 million.

Line of Credit Inversiones Financieras del Sur S.A.

In June 2014, we, through our subsidiary, Real Estate Investment Group IV LP, renewed a line of credit with Inversiones Financieras del Sur S.A. for an amount of up to 1.4 million shares of Hersha Hospitality Trust. The transaction was set for 30 days renewable for up to 360 calendar days and with an annual interest rate of Libor 3 months plus 50 basic points. This line of credit was cancelled after the fiscal year-end, in order to sell the remaining interest held in Hersha. For more information see “ Recent Develpments”.

Investment in Dolphin Fund Ltd.

During fiscal year ended 2014, we have invested a total amount of US$ 140.4 million in Dolphin Fund Ltd., trough our subsidiaries. Dolphin Fund Ltd, is an investment fund incorporated under the laws of Bermuda, whose investment manager is Consultores Venture Capital Uruguay S.A., a company controlled indirectly by our Chairman, Eduardo S. Elsztain. Such investments were made in order to carry out the investment in IDB Development Corp. For more information please see Item 4. Information on the Company – A. History and development of the Company – “Investment of IDB Development Corporation Ltd. (IDBD).

Agreement for the Exchange of Corporate Services between Alto Palermo and Cresud

Considering that each of APSA, Cresud and us have operating areas which are somewhat similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of its activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

In this regard, on June 30, 2004, APSA, Cresud and us entered into an agreement for the exchange of corporate services, which was amended on August 23, 2007, August 14, 2008, November 27, 2009, March 12, 2010, July 11, 2011, October 15, 2012, November 12, 2013 and February 24, 2014.

The agreement for the exchange of corporate services among APSA, Cresud and us, currently provides for the exchange of services among the following areas: Human Resources, Finance, Institutional Relationships, Administration and Control, Insurance, Contracts, Technical, Infrastructure and Services, Purchases, Architecture and Design and Development and Works Department, Real Estate, Hotels, Board of Directors, Board of Directors of the Real Estate Business, General Management Department, Security, Audit Committee, Real Estate Administration, Human Resources of the Real Estate Business, Fraud Prevention, Internal Audit, Administration of the Agribusiness Investments.

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

On March 12, 2010, an amendment to the agreement for the exchange of corporate services was entered into to simplify issues originating from the consolidation of financial statements as a result of the increase in Cresud’s equity interest in us. As a result, certain employment agreements of APSA´s and our corporate employees were transferred to Cresud.

Later, as consequence of the ongoing process of generating the most efficient distribution of corporate resources among the different areas, on February 24, 2014, a new amendment to the agreement was entered by virtue of which the parties agree to transfer to APSA and us the employments agreements of the corporate employees that develop exclusively in the real estate business. The labor costs of the employees will continue to be distributed in accordance with the terms of the agreement for the exchange of corporate services, as amended.

In the future and in order to continue with the policy of generating the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by us with APSA and Cresud.

In spite of the above, APSA, Cresud and us continue to be independent as regards the execution of their business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies.

Sale of “La Adela” Farm

In July 2014 Cresud sold to us the “La Adela” farm, with an area approximately 1,058 hectares, located in the District of Luján, Province of Buenos Aires, for a total amount of Ps. 210,000,000. Given its degree of development and closeness to the City of Buenos Aires, this farm has a high urbanistic potential; therefore, the purpose of selling it to us is for it to launch a new real estate development.

Credit facility IRSA – Cresud

In September 2011, we entered into a credit facility agreement with Cresud, pursuant to which we agreed to lend Cresud up to US$25 million for a term of 90 days, , at an annual interest rate of 7.75%. In May 2012, we entered into a credit facility agreement with Cresud, pursuant to which we agreed to lend us up to US$7 million for a term of 180 days, , at an annual interest rate of 7.75%.

As of June 30, 2014, all amounts due under this line of credit were cancelled.

Investment in mutual funds of BACS Administradora de Activos S.A. S.G.F.C.I.

We invest from time to time our liquid fund in mutual funds administrated by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario S.A. Our investments of our liquid resources are made in compliance with our credit risk internal procedures. As of June 30, 2014, our investments in the mutual funds administrated by BACS Administradora de Activos S.A. S.G.F.C.I. amounted to 10.8 million.

Convertible Notes of APSA.

APSAs Convertible Notes originally matured on July 19, 2006. But a meeting of noteholders resolved to extend the maturity date of such Convertible Notes through July 19, 2014, the remaining terms and conditions remain unchanged. The Convertible Notes accrue interest (payable semi-annually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into shares of APSAs common stock, par value of Ps. 0.10. The conversion rate per U.S. Dollar is the lesser of Ps. 3.08642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of APSAs common shares.

On December 31, 2012, the outstanding principal amount of such convertible notes was US$ 31.8 million, and we owned US$ 31.7 millon principal amount of such convertible note on such date. On January 14, 2013, we accepted the repurchase offer submitted by APSA for an amount face value of US$ 31.7 million, for a total price of US$ 35.4 million. On January 15, 2013, APSA paid to us the amount of Ps. 175.2 million.

As of June 30, 2014 APSA has repurchased the total amount outstanding of the Convertible Notes US$31.7 million. On July 19, 2014 the Convertible Notes expired.

Purchase of our Series I and Series II Notes

During the fiscal year ended June 30, 2014, APSA acquired US$ 1.0 million nominal value Series I fixed-rate of our Notes due February 2017 for a total amount of Ps. 8.5 million. Additionally APSA acquired and US$ 6.6 million of Series II fixed-rate of our Notes due July 2020 for a total amount of Ps. 64.3 million.

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

Puerto Retiro

On November 18, 1997, in connection with our acquisition of our subsidiary Inversora Bolívar, we indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such common shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, we, through Inversora Bolívar, increased our interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro received notice of a complaint filed by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Indarsa. Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor. Puerto Retiro appealed the restraining order which was confirmed by the Court on December 14, 2000.

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

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the abovementioned criminal procedure, that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution is not final because it was appealed. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, would be lost. As of June 30, 2014, we had not established any reserve with respect of this contingency.

Legal issues with the City Hall of Neuquén

In June 2001, Shopping Neuquén requested that the City of Neuquén allow it to transfer certain parcels of land to third parties so that each participant in the commercial development to be constructed would be able to build on its own land. Neuquén´s City Executive Branch previously rejected this request under Executive Branch Decree No. 1437/2002 which also established the expiration of the rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred. As a result, Shopping Neuquén had no right to claim indemnity charges and annulled its buy-sell land contracts.

Shopping Neuquén submitted a written appeal to this decision on January 21, 2003. It also sought permission to submit a revised schedule of time terms, taking account of the current situation and including reasonable short and medium term projections. Neuquén´s City Executive Branch rejected this request in Executive Branch Decree 585/2003. Consequently, on June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Executive Branch Decrees 1,437/2002 and 585/2003 issued by Neuquén´s City Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court.

On December 13, 2006, Shopping Neuquén signed an agreement with both Neuquén´s City and the Province of Neuquén, stipulating a new timetable for construction of the commercial and housing enterprises (the “Agreement”). Also, Shopping Neuquén was permitted to transfer certain parcels to third parties so that each participant in the commercial development to be constructed would be able to build on its own land, with the exception of the land in which the shopping center will be constructed. The Legislative Council of the City of Neuquén duly ratified the Agreement. Neuquén´s City Executive Branch promulgated the ordinance issued on February 12, 2007.

The Agreement also provided that Shopping Neuquén submit, within 120 days after the Agreement was signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision, which the City of Neuquén would approve or disapprove within 30 days after its presentation. If the project was approved, Shopping Neuquén would submit the final maps of the works to the city of Neuquén within 150 days of this decision.

The Agreement put an end to the lawsuit of Shopping Neuquén against the City of Neuquén before the High Court of Neuquén, in which the only pending issue was the determination of the city of Neuquén´s attorneys’ that were to be borne by of Shopping Neuquén. As of October 3, 2014, Shopping Neuquén came to an agreement or paid all of the City´s lawyers but one, with whom the amount of the pending fees are being contested in Court.

The City of Neuquén approved Shopping Neuquén’s project plans on April 8, 2010. On June 4, 2012, the City of Neuquén and Shopping Neuquén entered into a new agreement by which the modification for the project of the Shopping Center was approved and a new timetable agreed upon for the completion of the work related to it. Later, on May 22, 2014 the parties modified the aforementioned agreement to specify that the work for the Shopping Center should be finished by Shopping Neuquén within six months counted as from September 17, 2014.

Arcos del Gourmet

In December 2011, APSA started to develop, through our subsidiary Arcos, the “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. On December 10, 2013, Administrative and Tax Contentious Court of Appeal of the City of Buenos Aires ratified an injunction that suspends the opening of the shopping center on the grounds that it has failed to obtain certain government permits. Despite the fact that the construction has all government permits in place, we have filed an appeal against the decision and have requested that the injunction be lifted, with favorable expectations. In such sense, on April 10, 2014, the government of the City of Buenos Aires issued a new environmental compliance certificate. The plaintiff appealed this decision and the file has been placed on the Court of Appeal since September 23, 2014.

On the other hand, in one of the two judicial processes (actions intended to protect constitutional rights) currently being heard, the Court of Appeals referred above confirmed the decision rendered by the lower court whereby the action was abated, as per notice served upon us on September 1, 2014. This means the process has concluded with the decision being favorable to us. As to the other judicial process, on August 29, 2014 the lower court rendered a decision rejecting the case on August 29, 2014.

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings against APSA for an aggregate amount of Ps.3.7 million, plus an added amount, provisionally estimated, of Ps.0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where Alto Palermo is planning to develop a shopping center. As of June 30, 2011, under court proceedings, the building was subject to a legal attachment for Ps. 36.8 million. On December 12, 2012, the legal attachment was lifted and accredited in the file concerned in February 2013.

After we sold the Edificio Costeros, dique II, on November 20, 2009, we requested an opinion to the Argentine Antitrust Authority as to whether it was necessary to report this transaction. The Argentine Antitrust Authoriry advise us that it was required to notify the transaction. We challenged this decision, but it was confirmed. On December 5, 2011, we notified the transaction and on April 30, 2013 the transaction was approved by the Argentine Antitrust Authority by Resolution 38.

We filed a new request for the Argentine Antitrust Authority’s opinion regarding our acquisition of Bank Boston Tower on August 30, 2007. The Argentine Antitrust Authority advised us that we were in fact required to report the transaction and the competent court ratified such decision. On November 3, 2010, the transaction was filed with the Argentine Antitrust Authority. On November 10, 2011 the transaction was authorized.

On January 15, 2007 we were notified of two claims filed against us before the Argentine Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing the acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 we responded the claims. On June 26, 2007, the Argentine Antitrust Authority notified us that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. As of the date of this filing the result of this proceeding has not been determined.

On December 3, 2009, Alto Palermo filed a request for the Argentine Antitrust Authority’s opinion regarding Alto Palermo’s acquisition of common shares of Arcos del Gourmet S.A. The Argentine Antitrust Authority advised the parties that the transaction has to be notified. On December, 2010 the transaction was filed with the Argentine Antitrust Authority. As of the date of this annual report, the decision of the Argentine Antitrust Authority is still pending.

On April 11, 2011, Quality Invest requested the Argentine Antitrust Authority opinion regarding Quality’s acquisition Property of a warehouse owned by Nobleza Piccardo S.A.I.C. y F. located in San Martín, Province of Buenos Aires. The Argentine Antitrust Authority stated that there was an obligation to notify the situation, but Quality Invest filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the Argentine Antitrust Authorities' decision regarding the obligation to notify and, therefore, on February 23, 2012, the transaction was filed. As of the date of this annual report, the Argentine Antitrust Authority is analyzing this decision.

On august 23, 2011, Alto Palermo S.A. notified the Argentine Antitrust Authority the direct and indirect adquisition of common shares of NPSF, the transaction involved the direct acquisition of 33.33% of NPSF and 16.66% through our controlled vehicle Torodur S.A. As of the date of this annual report the transaction is being analyzed by the Argentine Antitrust Authority.

On June 16, 2012, we sold to Cabaña Don Francisco S.A. certain Costeros Dique IV´s functional units, to be used for office space, and complementary units to be used for parking. In addition, we assigned upon the purchaser all rights and interests arising from lease agreements involving the conveyed units. As a result, an advisory opinion was requested from the Argentine Antitrust Authority as to the need to report such transaction. The Argentine Antitrust Authority resolved that the transaction was exempt from report on May 21, 2014.

On December 7, 2012, we filed with the Argentine Antitrust Authority the adquisition of EHSA, which has the beneficial ownership of 50% of La Rural S.A That company runs an exposition center known as Predio Ferial de Palermo. As of the date of this annual report, the Argentine Antitrust Authority is analyzing the transaction.

Through the issuance of Resolution No. 16,521 dated February 17, 2011 the CNV commenced a summary proceeding against the members of IRSA´s board of directors and its supervisory committee members (all of them at that time, including among others Eduardo S. Elsztain), alleging certain formal errors in the Inventory and Balance Sheet Book, specifically the failure by the Company to comply with certain formalities in the presentation of a table included in the Memoria (Annual Report); arising from an investigation carried out by the CNV in October 2010. Applicable law requires that the corrections of any errors in the Annual Report include a legend identifying each error and the way in which it was corrected, including insertion of the holographic signature from the chairman of the board. In this case, we first corrected the mistake and after the request from the CNV included the legend and the holographic signature of the chairman, required by the relevant formalities.

IRSA´s response to the CNV’s allegations containing the arguments for the defense was filed in March 2011 and the first hearing was held in May 2011. In April, 2013, the CNV imposed (as a result of the aforementioned alleged charge) a fine on the members of IRSA´s board of directors and its supervisory committee members. The fine imposed by the CNV amounts to Ps. 270,000 equivalent to US$ 49,632 and it was imposed to IRSA and the members of the board together. The amount of the fine demonstrates the immaterial nature of the alleged violations. Even though the fine was paid, in April 2013, IRSA appealed such resolution, which is still ongoing in Court Room No. IV of the National Chamber of Appeals in Federal Administrative Procedures (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal).

For more information see “Item. 3(d) Risk Factors—Risk related to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future”.

Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is allowed only if they result from realized and net earnings of the company pursuant to annual financial statements approved by our shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the common shares entitled to vote at the meeting.

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

According to rules issued by the CNV, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the common shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

On February 2, 2007, our Series I Notes, which accrue interest at an annual interest rate of 8.5% payable semiannualy and mature on February 2, 2017.

On July 20, 2010, we issued our Series II Notes, which accrue interest at an annual interest rate of 11.5% payable semiannually and mature on July 20, 2020.

These notes contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or
•	75% of our cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 3.0 to 1; or
•	100% of our cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 4.0 to 1; or
•
100% of our aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by us or by our restricted subsidiaries from (a) any contribution to our capital stock or the capital stock of our restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of our restricted subsidiaries subsequent to the issue of our notes due, (b) issuance and sale subsequent to the issuance of our Series I notes or our indebtedness or the indebtedness of our restricted subsidiaries that has been converted into or exchanged for our qualified capital stock, or (c) any reduction in our indebtedness or any restricted subsidiary, (d) any reduction in debt investment (other than permitted investments) and return on assets, or (e) any distribution received from non-restricted subsidiaries.

Our dividend policy consists in the distribution of an amount not to exceed the higher of a) twenty percent (20%) of the Sales, leases and services of “Offices and Other” segment, as recorded in Segment information, as of June 30 of each year, or b) twenty percent (20%) of Net income as recorded in the Consolidated Statements of Income as of June 30 of each year. This policy requires that we must at all times comply with the covenants imposed by our financial obligations.

The table below presents the dividend payment ratio and the total amount of dividends paid for, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in historical Pesos of their respective payment date.

Year declared	Cash dividends	Cash dividends(1)	Stock dividends(1)	Total per common share
	(in million of Ps.)	(Ps.)	(Ps.)	(Ps.)

1997	15.0	0.110	—	0.110
1998	13.0	0.060	0.05	0.110
1999	18.0	0.076	0.04	0.116
2000	—	—	0.20	0.204
2001	—	—	—	—
2002	—	—	—	—
2003	—	—	—	—
2004	—	—	—	—
2005	—	—	—	—
2006	—	—	—	—
2007	—	—	—	—

2008	—	—	—	—
2009	31.7	0.055	—	0.055
2010	120.0	0.207	—	0.207

2011	311.6	0.539	—	0.539

2012	99.0	0.171	—	0.171
2013	180.0	0.311	—	0.311
2014	306.6	0.532	—	0.532
(1)	Corresponds to payments per common share.

B. Significant Changes.

Our 2014 annual meeting of shareholders will be held on October 31, 2014, in order to consider and approve, among others: (i) Update to the report on the Shared Services Agreement, (ii) Report of the launching a Voluntary Public Tender Offer for the Shares of our controlled company Alto Palermo, and approval of actions taken, (iii) Consideration of the reform and adaptation of the 1st article of our bylaw, according to the new Capital Market Law, (iv) Consideration of the reform of the 24 article of our bylaw (Shareholders´Meeting join from people abroad by teleconference), (v) Consideration of the Plan for repurchase of shares and GDSs issued by us, (vi) Updating of information on the implementation of payment of the bonus under the Incentive Plan for the Company’s officers as resolved upon by the shareholders’ meetings dated October 29th, 2009, October 29th, 2010, October 31st, 2011, October 31st, 2012 and October 31st, 2013.

ITEM 9.	The Offer and Listing

A. Offer and Listing Details

The following summary provides information concerning our share capital.

Stock Exchanges in which our securities are listed

Our common shares are listed in the BASE and our GDSs in the NYSE.

 The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to this Form 20-F , and the provisions of applicable Argentine Law.

Price history of our stock in the BASE and NYSE

Our common shares are traded in Argentina on the BASE, under the trading symbol “IRSA.” Since 1994, our GDSs, each presenting 10 common shares, have been listed in the NYSE under the trading symbol “IRS.” The Bank of New York Mellon is the depositary with respect to the GDSs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2009 through October 27, 2014. The table also shows the high and low daily closing prices of our GDSs in U.S. dollars and the quarterly trading volume of our GDSs on the NYSE for the first quarter of 2009 through October 27, 2014. Each GDS represents ten common shares.

	Buenos Aires Stock Exchange			NYSE
	Share	Ps. per Share		GDS	US$ per GDS
	Volume	High	Low	Volume	High	Low

Fiscal Year 2009
1st Quarter	3,762,169	3.57	2.26	8,494,740	12.00	7.27
2nd Quarter	10,154,077	2.25	1.15	11,729,450	7.11	3.08
3rd Quarter	2,806,623	1.50	1.10	2,515,185	4.53	3.01
4th Quarter	4,308,241	1.95	1.40	3,352,171	5.00	3.54
Annual	21,031,110	3.57	1.10	26,091,546	12.00	3.01

Fiscal Year 2010
1st Quarter	4,860,106	3.15	1.87	4,150,441	8.3	4.75
2nd Quarter	4,233,548	3.75	2.89	3,108,017	9.87	7.85
3rd Quarter	2,946,428	4.24	3.4	2,564,299	10.83	9.05
4th Quarter	3,799,325	5.23	4.18	4,055,650	13.23	10.22
Annual	15,839,407	5.23	1.87	13,878,407	13.23	4.75
Fiscal Year 2011
1st Quarter	3,216,854	5.80	4.12	5,280,873	14.79	10.41
2nd Quarter	6,564,773	6.97	5.52	6,160,767	17.56	13.92
3rd Quarter	2,538,953	6.85	5.72	4,155,521	16.77	13.80
4th Quarter	3,134,678	5.90	5.29	2,138,722	13.78	12.46
Annual	15,455,258	6.97	4.12	17,735,883	17.56	10.41
Fiscal Year 2012
1st Quarter	1,559,282	5.83	4	2,145,035	13.75	8.52
2nd Quarter	980,406	5.2	3.95	1,398,563	11.17	8.60
3rd Quarter	1,338,946	5.5	4.6	2,481,773	11.24	10.01
4th Quarter	1,298,975	5.03	3.87	5,169,653	9.67	6.48
Annual	5,177,609	5.83	3.87	11,195,024	13.75	6.48
Fiscal Year 2013
1st Quarter	1,583,675	4.90	4.25	2,809,916	7.35	6.55
2nd Quarter	1,299,758	5.65	4.40	2,584,636	8.10	6.88
3rd Quarter	5,457,467	8.00	4.95	3,557,654	9.48	7.26
4th Quarter	2,940,138	8.50	5.80	5,672,720	9.53	7.00
Annual	11,281,038	8.50	4.25	14,624,926	9.53	6.55

Fiscal Year 2014
1st Quarter	2,288,603	8.15	5.60	3,003,517	8.92	7.28
2nd Quarter	2,143,645	11.5	8.1	3,821,126	12.22	9.06
3rd Quarter	1,044,008	12	10.45	1,469,214	12.06	9.41
4th Quarter	1,018,570	18.45	10.7	4,515,032	17.73	10.71
Annual	6,494,826	18.45	5.6	12,808,889	17.73	7.28
Fiscal Year 2015
1st Quarter	4,637,175	21.0	14.0	3,942,683	17.39	13.76
July 2014	2,247,325	17.1	14.0	1,877,102	17.39	14.89
August, 2014	2,006,309	18.9	15.1	1,376,924	16.07	14.28
September, 2014	383,541	21.0	18.2	688,657	15.18	13.76
As of October 27, 2014	291,720	19.9	16,9	776,362	14,2	12,9

Source: Bloomberg

B. Plan of Distribution

This item is not applicable.

C. Markets

In December 2012 the Argentine government has enacted a new Capital Markets Law, which sets out the rules to govern capital markets, its players, and the securities traded therein subject to the CNV regulation and monitoring.

On September 5, 2013, the CNV has enacted the Rules of the CNV, by virtue of which it regulates the new provisions of the Capital Markets Law for issuers of securities, in regard to the initial public offering and reporting duties.

Almost all the provisions of the former Executive branch Decree No. 677/2011 (the “Transparency Decree”) have been incorporated in the Capital Market Law and in the Rules of the CNV. The Capital Markets Law provides rules and provisions guided by the following goals and principles:

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

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions contained in Capital Market Law, and the Rules of the CNV among other related statutory regulations. The relationship of the CNV and the Argentine Executive is maintained through the Ministerio de Economía y Finanzas Públicas (Ministry of Economy and Public Finance), which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Market Law.

The CNV supervises and regulates the authorized markets in which the securities and the collective investment products are traded, the corporations authorized in the public offer regime, and all the other players authorized to operate in the public offer regime, as the registered agents, the trading agents, the financial advisors, the underwriters and distributors, the brokers, the settlement and clearing agents, the managers of collective investment products, the custodians of collective investment products, the collective depositories, and the risk rating agencies, among others. Argentine institutional investors and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated mainly by the Argentine Central Bank.

 Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements in accordance with IFRS (excluding financial institutions under the supervision of the Argentine Central Bank, insurance companies under the supervision of the Insurance Superintendence and medium and small enterprises) and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

In Argentina, debt and equity securities traded on an exchange must, unless otherwise instructed by their shareholders, be deposited with a Central Securities Depository, in Argentina. Currently the only depositary authorized to act in accordance with the Capital Markets Law and the Rules of the CNV is Caja de Valores S.A. a corporation owned by the BASE, the Mercado de Valores de Buenos Aires (the “MERVAL”) and certain provincial exchange, and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.

Before the enactment of the Capital Markets Law and the Rules of the CNV there were 12 securities exchanges in Argentina, which were located in the City of Buenos Aires, Bahía Blanca, Chaco, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Salta, Santa Fe, and Tucumán. Six of these exchanges (the BASE, Rosario, Córdoba, La Rioja, Mendoza, and Santa Fe) had affiliated stock markets in accordance with the requirements of Law No. 17,811 which was derogated by the Capital Marets Law.

Pursuant to the new Capital Markets Law, the CNV has authorized 9 stock markets since September 2014, which are: Mercado Abierto Electrónico S.A. (“MAE”), Mercado a Término de Buenos Aires S.A., Mercado a Término de Rosario S.A., Mercado de Valores de Buenos Aires S.A., Mercado de Valores de Córdoba S.A., Mercado de Valores de Mendoza S.A., Mercado de Valores de Rosario S.A., Mercado de Valores del Litoral S.A. and Mercado Federal de Valores S.A.

The principal exchange for the Argentine securities market under the previous legislation was the BASE. Under the new Capital Markets Law the BASE has been authorized to operate as qualified entity, under the appointment of the MERVAL. As a result of the foregoing, we estimate that the MERVAL will be the principal exchange market in Argentina in which the securities will be listed.

The MERVAL is a corporation consisting of 134 shareholders who used to be the sole and exclusive individuals or entities authorized to trade in the BASE, either as principals or agents, before Law No. 26.831 became into force. Since then, all agents registered and authorized to act as intermediaries by the CNV will be able to trade in any securities exchange, including the BASE as long as they obtain a membership of such stock exchange, not applying any longer the requirements to be a shareholder of such stock exchange.

The securities that may be listed on the MERVAL are: Stocks, Corporate Bonds, Convertible Corporate Bonds, Close-ended Investment Funds, Financial Trust, Indexes, Derivatives and Public Bonds. The MERVAL is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the CNV. Furthermore, the MERVAL works very closely with the CNV in surveillance activities.

Another relevant exchange of the securities market in Argentina is the Mercado Abierto Electrónico S.A., which was recently authorized to operate by the CNV under the new regulations of the Capital Markets Law. The MAE works as an electronic platform to process Over the Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts.

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

Argentina’s equity markets have historically been composed of individual investors, though in recent years there has been an increase in the level of investment by banks and insurance companies in these markets; however, Argentine mutual funds (fondos comunes de inversión) continue to have very low participation.

Information regarding the BASE.

	As of June 30,
	2014	2013
Market capitalization (Ps. billion)	3.957	2.464
Average daily trading volume (1) (Ps. million)	200.5	43.9
Number of listed companies	104	106

(1)	During the month of June of 2013 and 2014, respectively.

Although companies may list all of their capital stock on the BASE, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the BASE.

As of June 30, 2014, approximately 104 companies had equity securities listed on the BASE.

The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The MERVAL experienced a 29.22% decrease in 2011, a 15.9% increase in 2012, a 4.27% increase in 2013, a 52.9% accumulated increase in the first six months of 2014 . In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

The NYSE

Our Global Depositary Shares are listed on the NYSE under the trading symbol “IRS”.

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

The Argentine Corporations Law establishes in Section 271 that directors may enter into agreements with the company, that concern the business in which the company engages, always provided that they are entered into under market conditions. The agreements that do not fulfill the requirements mentioned above may only be executed with the prior approval of the board of directors.

Furthermore, the Capital Markets Law (as defined below) in Section 72 states for companies authorized in the public offer regime, that any acts performed or contracts executed between the company and a related party and involving a significant amount shall be performed or executed pursuant to the procedure set forth below:

a)              A “related party” shall mean any of the following persons with respect to the issuer:

i)
Directors, members of the supervisory body or surveillance committee, as well as chief executive officers or special managers of the issuing company appointed under section 270 of Argentine Corporation Law;

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

Nevertheless that, Section 272 of the Argentine Corporations Law provides that when a director has an opposite interest to the one of the company, he or she should notify that situation to the board of directors and the supervisory committee and abstain to vote in that respect. The violation of this provision results in the director being jointly and severally unlimitedly liable.

Approval of compensation of the members of the Board of Directors, Senior Management and Supervisory Committee

Our bylaws do not establish the compensation to be paid to members of the board of directors and the supervisory committee, and therefore pursuant to Section 261 of the Argentine Corporations Law No.19,550, it should be approved by the shareholders. The maximum amount that may be paid as compensation to members of the board of directors and the supervisory committee should not exceed 25% of the realized and net earnings of the company and 5% when there is no distribution of dividends. If the company does not distribute the total earnings, the amount of the compensation should be proportional to that distribution and within the mentioned limits. These limits may only be surpassed by express approval of the shareholders.

 The total and aggregate compensation paid to our Senior Management and Directors for the fiscal year ended June 30, 2013 was Ps. 19.8 million.

The shareholders meeting held on October 31, 2013, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Powers of directors

Our bylaws establish, in Section 18, that the board of directors has full and broad powers to organize, manage and direct us to fulfilling the corporate purpose.

Retirement of directors

Our bylaws do not establish any requirements or provisions regarding age limits for director’s retirement, nor do they require a number of common shares a director must own to qualify for the position.

Meetings of the Board of Directors

The Board of Directors is allowed to celebrate their meetings using teleconference technology. An absolute majority of the directors will constitute the quorum. Only the directors physically present at the time and those using teleconference technologies will be taken into consideration for the quorum. The resolutions of the Board of Directors will be passed by the vote of the majority present at the meeting.

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

Provisions related to a shareholder’s ownership of certain amount of common shares

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

Section 9 of our by-laws provides that the acquisition by any person or group, directly or indirectly of our common shares, convertible securities, rights to receive any of those securities that may grant that person the control of our company or 35% or more of our capital stock may only be done by complying with certain tender offer rules for all of our common shares, except for:

•
acquisitions by persons holding or controlling common shares or convertible securities in accordance to Decree No. 677/2001, supersede by Law No. 26,831, notwithstanding the provisions of the Comisión Nacional de Valores ; and

•
holdings of more than 35%, which derive from the distribution of common shares or dividends paid in shares approved by the shareholders, or the issuance of common shares as a result of a merger approved by the shareholders; in both cases, the excess holding shall be disposed of within 180 days of its registration in the relevant shareholder’s account, or prior to the holding of our shareholders meeting, whatever occurs first.

Our shareholders modified the first of the above exceptions in their shareholder meeting on October 10, 2007, to include the control concept under the Transparency Decree, which provides for the effective control regularly held in addition to the legal control.

As a result of the enactment of the new Capital Markets Law, all the companies which are regulated by it are subject to the Statutory Regimee of Public Offerings of Compulsory Acquisition (Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria) in accordance with its terms. In consequence, we are subject to the regime in question. The modification of our by-laws in order to comply with former Decree 677/2001 has been superseded by the new regulation.Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly listed, should notify the CNV on a monthly basis, of their beneficial ownership of common shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

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

 Procedure to change the rights of stockholders

The rights of holders of stock are established in the Argentine Corporations Law and in the bylaws. The rights of shareholders provided for by the Argentine Corporations Law may not be diminished by the bylaws. Section 235 of the Argentine Corporations Law establishes that the amendment of the bylaws should be approved by the absolute majority of our shareholders at an extraordinary shareholders meeting.

Ordinary and extraordinary shareholders’ meetings

Our by-laws provide that shareholders’ meetings may be called by our board of directors or by our Supervisory Committee or at the request of the holders of common shares representing no less than 5% of the common shares. Any meetings called at the request of shareholders must be held within 30 days after the request is made. Any shareholder may appoint any person as its duly authorized representative at a shareholders meeting, by granting a proxy. Co-owners of common shares must have single representation.

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

In addition, pursuant to the Capital Markets Law, at an ordinary shareholders’ meeting, our shareholders must consider (i) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of business; (ii) the execution of administration or management agreements; and (iii) whether to approve the payment of any agreement providing assets or services to us as long as such payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity.

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

A quorum for an ordinary shareholders’ meeting on the first call requires the presence of a number of shareholders holding a majority of the common shares entitled to vote and, on the second call, the quorum consists of the number of shareholders present, whatever that number. Decisions at ordinary shareholders’ meetings must be approved by a majority of the votes validly exercised by the shareholders.

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

However, pursuant to the Argentine Corporations Law, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions:

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

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations on ownership of securities or exercise of voting rights, by non-resident or foreign shareholders. However, foreign shareholders must fulfill certain requirements with the IGJ in order to assure that they will be able to properly exercise their voting rights. General Resolution No. 7 passed in September 2003 by the IGJ, and other related regulations set forth certain requirements for foreign entities registered with the IGJ. It provides, among other requirements, disclosure of information related to their proprietary interests in assets located outside Argentina to be at least equivalent in value to those located inside Argentina. The entities must comply with these requirements in order to (1) perform activities on a regular basis through their Argentine branches (Section 118 Argentine Corporate Law), or (2) exercise their ownership rights in Argentine Companies (Section 123 Argentine Corporate Law). In cases where the IGJ has concluded that the entities (a) do not have assets outside Argentina; or (b) have non-current assets that are not materially significant compared to those non-current assets which are owned by them and located in Argentina; or (c) the entity’s address in Argentina becomes the place where this entity makes a majority of its decisions, corporate or otherwise, the entities may be required to amend and register their by-laws to comply with Argentine law, thereby becoming an Argentine entity subject to Argentine law according to Section 124 of Argentine Corporation Law. In addition, Argentine companies with shareholders consisting of such entities that fail to comply with these requirements may be subject to the following sanctions: (1) the IGJ may not register corporate decisions adopted by the Argentine Company when its off-shore shareholder votes as a shareholder and when that vote is essential in attaining a majority. Any decisions made pursuant to such vote related to the approval of its annual balance sheet may be declared null and void for administrative purposes; (2) whether or not the vote of the off-shore entity is necessary for purposes of determining quorum or majority, the IGJ may register the decision without considering that vote; and (3) the directors of the Argentine Company may be held personally liable for actions taken by the Argentine Company.

Ownership threshold above which ownership should be disclosed

The Rules of the CNV require that transactions, which cause a person’s holdings of capital stock of a registered Argentine company, to equal or exceed 5% of the voting power, should be immediately notified to the CNV. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly offered, should notify the CNV on a monthly basis, of their beneficial ownership of common shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

Furthermore, the CNV must be immediately notified of transactions which cause a person’s holdings of capital stock of an Argentine company whose securities are publicly offered to equal or exceed 5% of the voting power and every change in the holdings that represents a multiple of 5% of the voting power. Holders of more than 50% of the common shares or who otherwise control decision making in shareholders’ meetings, as well as directors, officers and members of the supervisory committee must provide the CNV with annual reports of their holdings in the capital stock of such companies and monthly reports of any change in their holdings.

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

On October 31, 2012, the annual shareholders meeting passed an amendment to the corporate by-laws which allowed the Board of Directors to celebrate their meetings using teleconference technology. An absolute majority of the directors will constitute the quorum. Only the directors physically present at the time and those using teleconference technologies will be taken into consideration for the quorum. The resolutions of the Board of Directors will be passed by the vote of the majority present at the meeting. Such amendment is attached hereto os Exhibit 1.3 to this Annual Report.

 C. Material Contracts

We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the sections Related Party Transactions, Recent Developments, and Our Indebtedness.

D. Exchange Controls

Foreign Currency Regulation

All transactions involving the purchase and sale of foreign currency must be settled through the single free exchange market (Mercado Único Libre de Cambios, or “MULC”) where the Argentine Central Bank supervises the purchase and sale of foreign currency. Under Executive Branch Decree No. 260/2002, the Argentine government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the Argentine Central Bank. Under Communication “A” 3471, as amended, the Argentine Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

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

Pursuant to Communication “A” 4359, as amended, which regulated the Executive Branch Decree No. 616/2005, a registered, non-transferable and non-interest bearing deposit must be kept in Argentina for a period of 365 calendar days, in an amount equal to 30% of any inflow of funds into the domestic exchange market arising from (i) foreign debt (excluding foreign trade); and (ii) purchase of interests in Argentine companies that are not listed on self-regulated markets, except for direct investments and other transactions that may result in the inflow of foreign currency, or in indebtedness of a resident towards a nonresident. However, primary debt offerings by means of public offerings which are listed on a self-regulated market are exempted from such requirements. The mandatory deposit must be made in US dollars and held in Argentine financial institutions and it may not be used to guarantee or as collateral of any type of credit transactions.

Communication “A” 4377, amended by Communication “A” 4762, 4933 and 5532, exempted from keeping the 30% mandatory deposit the following transactions:

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

With respect to item v), there are some requirements aiming to comply with the accurate capitalization of the direct investment contribution regarding the actual capitalization and registration of the contribution with the Public Registry of Commerce in a term of 540 calendar days, otherwise, the mandatory deposit shall be made within 10 calendar days. This term shall be considered as from the date in which the local company resolves not to accept the contribution and/or the rejection and/or suspension thereof. Regarding the sale of interest in the capital stock of a local company by a direct investor, it shall be required the filing of the sale and purchase agreement or the public offer of acquisition, as the case may be. Within 20 business days of the settlement of the transaction through the MULC, it shall be required the filing of the registration of the amendment to the by-laws with the Public Registry of Commerce or a legalized copy of the Ledger Book, depending on the type of company (corporation or limited liability company).

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

As result of the enactment of Communication “A” 5604 dated on October 8, 2014, direct investments made by non residents to local companies, shall be maintained in local account in foreign currency from October 9 until December 30, 2014 to the extent such funds comply with the provisions set forth in item 2.7. of Communication “A” 5526 as it is mentioned below.

Obligation for the settlement of funds through the MULC.

General rules. Exports.

Pursuant to Executive Decree No. 1606/2011 any foreign currency derived from foreign trade must be settled through the MULC.

Pursuant to Communication “A” 5300, as amended, within 15 business days as of the date of the disbursement of the funds abroad, corresponding to the payment of exportation of goods, advance payments of exports and pre financing loans for exports, such funds must be settled through the MULC. In all cases, the due date for the settlement of the funds derived from exports shall be the shortest time between 15 business day and the date applicable to the specific good according to the current rules. Such funds shall be credited in a local bank account duly opened in favor of the client.

In connection with the funds which were disbursed in bank accounts abroad, for the same concept referred to in the paragraph above, the due date for the transfer of such funds to a representative account of a local bank entity is 10 business days.

According to several regulations enacted by Argentine Central Bank, it is allowed the application of payment for exports abroad for the cancellations of exporter’s debt in the following cases:

a. advance payments and prefinancing loans for exports.

b. financing of local new investment projects for the increase of production of exportable goods or importation substitutes, among others.

c. other financial indebtedness for bonds offering abroad and financial loans granted by foreign banks.

d. financial indebtedness with local financial entities to the extent the term (no less than 10 years), an average term (no less than 5 years) and interest rate (up to a 100 b.p. over labor 180 days) has been accomplished.

Services

Communication “A” 5264 set forth that the payments in foreign currency received by residents for the export of services and payment of losses for insurance policies hired with non residents under the applicable rules must be settled through the MULC within fifteen business days as of its collection abroad or locally or its deposit in foreign bank accounts.

Such funds are exempted to be settled through the MULC to the extent such exemption is actually contemplated in the foreign exchange regulations and such amounts are applied for the cancellation of foreign financial indebtedness.

Outflow of capital, including the availability of cash or cash equivalents

Exchange Transactions Inquiry Program

On October 28, 2011, the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, “AFIP”) established an Exchange Transactions Inquiry Program (“Inquiry Program”) through which the entities authorized by the Argentine Central Bank to deal in foreign exchange must inquire and register through an IT system the total peso amount of each exchange transaction at the moment it is closed.

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

On December 20, 2012, Resolution No. 3421 replaced Resolution No. 3356, both enacted by AFIP. The latest one sets forth an unified registration system to be fulfilled for the access to the foreign exchange market, in particular for the outflow of funds made by residents or non residents, in whichever purpose or destiny. Such resolution is related with Communications “A” 5245.

Financial Indebtedness

In accordance with Communication “A” 5265, as amended by Communication “A” 5604 (as of July 10, 2014) the transactions arising from financial indebtedness of the financial sector, private non-financial sector and local governments must be settled in the foreign exchange market.

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

On October 8, 2014, the Argentine Central Bank issued Communication “A” 5643 through which the conditions established in item 2.7. of the Communication “A” 5526 related to the purchase of foreign currency for the formation of off-shore assets by residents, shall be applied to the financial indebtedness from October 9, 2014 until December 30, 2014. The inflow of funds through this channel shall be subject to provisions set forth in Decree 616/2005, meaning that mandatory deposit of 30% shall apply. Nevertheless, it shall be considered the final destination of the funds that are exempted from such mandatory deposit (i.e. financial indebtedness with non-resident financial or private sector, to the extend the inflows had been incurred and repaid in an average term no less than two years, including principal and interests and, to the extent, the funds are applied to investment in non financial assets by the private sector). By this regulation, the funds may be maintained in local account in foreign currency during the term authorized thereof.

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

On January 27, 2014, the Argentine Central Bank enacted Communication “A” 5526 which abrogated item II of Communication “A” 5318 (as of July 5, 2012) rule that, in turn, had suspended item 4.2. of Communication “A” 5236 (as of October 27, 2011) related to the purchase of foreign currency for the formation of off-shore assets by residents.. Communication “A” 5526, by entirely replacing item 4 of Communication “A” 5236 (which regulated the outflow of funds for the formation of off-shore assets for subsequent allocation without specific purposes to individuals who were Argentine residents, legal entities organized in Argentina and trust set up with contributions from the national public sector), made void the restrictions to the foreign exchange market to individuals who are residents, allowing them to purchase foreign currency as savings based on the income declared with the AFIP, prior to a validation system to be accomplished by such individuals. Additionally, the referred rule rearranged and, therefore replaced Annex to Communication “A” 5236.

On July 10, 2014, through Communication “A” 5604, the Argentine Central Bank made some additional changes to Communication “A” 5526, including the item 2.7., setting forth that new bond offerings and debt instruments issued under public offering procedure and listed on self regulated markets by local governments and /or private non-financial sector, that may be considered as external issuance, it shall be allowed the access to the foreign exchange market for the purchase of foreign currency to be deposited in local financial institutions (in a fixed term or special foreign currency account), simultaneously to the settlement of the funds received for the acquisition of such bonds or debt instruments abroad. Such permit shall be made for up to a 90% of the funds settled through the foreign exchange market and for a term of 180 calendar days. At least 80% of such funds must be applied to any future needs of net foreign currency required by the company involved. After the due date of 180 calendar days established by the Communication, the funds that had not been used, must be settled through the foreign exchange market within 10 business days. The referred funds shall not be subject to the mandatory deposit of 30% regulated by Communication “A” 4359, as amended.

Outflow of funds for payment to non-residents

According to Communication “A” 5264, amended by Communication “A” 5377 (issued on December 14th, 2012) and Communication “A” 5604, there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services, debts and profits to non-residents. The access to the MULC requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

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

Payment of rents (interest, profits and dividends)

As of January 8, 2003, Communication “A” 3859, item 3, allowed Argentine companies to transfer abroad profits and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Argentine Central Bank. Such Communication was replaced by Communication “A” 5264, amended by Communication “A” 5377.

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

Payment of foreign financial indebtedness

Access to the exchange market is allowed for payments of principal amounts due, with the exception of the financial institutions subject to rediscounts granted by the Argentine Central Bank and which have restructured their debt with foreign creditors (Executive Branch Decree No. 739/2003 and Communication “A” 3940 of the Argentine Central Bank).

In general terms, access to MULC for payment of principal, interest and prepayment of financial indebtedness incurred by Argentine residents in the private non-financial sector and financial sector are subject to regulations set forth by Communications “A” 5265 as of January 3, 2012.

The sale of foreign currency for the payment of financial indebtedness must be made through check issued by the resident or debit to the resident local bank account. The financial entity must verify that the reporting system has been complied with in accordance with Communication “A” 3602. Additionally, the payment may only proceed if the funds disbursed remain in Argentina for at least 365 calendar days, in accordance with Executive Branch Decree N° 616/2005.

Interest payments: Pursuant to Communication “A” 5264, item 3.7., recently modified by Communication “A” 5604 on July 10, 2014 (after several amendments since its issuance), the access to the MULC for the purchase of foreign currency to pay interests for financial indebtedness may be made:

a. Up to 10 business day prior to the due date of each interest installment and to pay interest accrued within such interest period;

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

Principal Repayments and Prepayments: Pursuant to Communication “A” 5265, amended by Comnunication “A” 5604 (enacted on July 10th, 2014) foreign currency necessary to pay principal on foreign indebtedness owed by the private non-financial sector may be acquired:

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

c. with an anticipation of more than 10 business day –partial or full- to the extent the disbursed funds have remained in Argentina for at least 365 and the payment is financed with the inflow of funds from abroad for capital contribution.

d. with the anticipation of more than 10 business day –partially or full- to the extent the minimum term of 365 days as of the disbursement of the funds has been accomplished and the prepayment is fully offset with the inflow through the MULC of new external financial with international entities and their agencies, official credit entities and financial entities from abroad, to the extent that such cancellation implies a condition for the new indebtedness and/or for the new bond offerings and debt instruments issued under public offering procedure and listed on self regulated markets, that may be considered as external issuance. In each case, it is a condition: (a) the average term of the new indebtedness is higher than the average term of the outstanding debt that it is prepaid considering both capital and interest, and (b) it may not imply an increase in the present value of the indebtedness for the debtor.

Direct Investment Reporting System

Direct Investments made in Argentina by nonresidents

Under Communication “A” 4237, the Argentine Central Bank established a reporting system in connection with direct investments and real estate investments made by nonresidents in Argentina and by residents abroad.

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

Sales of foreign exchange to nonresidents

The consent of the Argentine Central Bank is not required, unless the following conditions are met:

A. evidence is given that a smaller amount of foreign currency than the one intended to be purchased previously entered through the MULC during the nonresident’s period of stay in Argentina;

B. the original foreign exchange certificate through which the foreign currency entered is produced;

C. an equivalent to US$ 5,000 per client and per period of stay in Argentina is not exceeded.

For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisers and read the full text of Executive Branch Decree No. 616/2005, Resolution No. 365/2005 of the Ministry of Economy and Production and Criminal Exchange Law No. 19,359, as well as the relevant regulations and supplementary provisions. Interested parties may consult such regulations through the website of the Ministry of Economy and Public Finance (http://www.infoleg.gob.ar) or the Argentine Central Bank (http://www.bcra.gob.ar).

Money Laundering

Argentine Law No. 25,246, as amended by Laws No. 26,118, 26,268 and 26,683, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps. 300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

The money laundering law created the UIF. UIF is in charge of the analysis, treatment and transmission of information to prevent and impede the money laundering originating from, among others:

a) Crimes related to the traffic and illegal commercialization of drugs (Law No. 23,737)

b) Crimes related to arms traffic (Law No. 22,415);

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

The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, non-profits organizations, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Argentine Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”; (ii) reporting any suspicious activity or operation and (iii) acting according the Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint a officer responsible for the monitoring and control under the Money Laundering Law.

On May 8, 2009, and in its capacity as obliged subject under the rules enacted by UIF, the CNV issued Resolution No. 554 which incorporated within the exchange market many provisions aimed at comply with money laundering prevention pursuant to Law 25,246, as amended. In that regard, such resolution established that any entity subject to the supervision of CNV could only take part in securities transactions if they were ordered by parties that were registered or domiciled in jurisdictions not included in the list of tax havens detailed in Executive Branch Decree No. 1344/98. Furthermore, the Resolution provided that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the CNV, were allowed only if such agency has signed a memorandum of mutual understanding with the CNV.

On February 2, 2012, Resolution No.554 was replaced by Resolution No.602 so as to adapt and complement the instructions issued by UIF applying to the entities under the supervision of CNV, including some payment modalities and control proceedings for the reception and deliver of funds to the clients, fixing amounts and instruments to be used. Moreover, such resolution updated the reference to the Executive Branch Decree which referred to tax havens (No. 1,037).

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derive from the enactment of Law No. 26,831, which approved a new regulatory regime for the public offer of securities, CNV issued a new re-arranged text of its rules. By Resolution No. 622/2013, CNV incorporates a new chapter of Money Laundering and Terrorist Financing including dispositions related to the fulfillment of duties to be complied by “Agentes de Negociación”, “Agentes de Liquidación y Compensación”, “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva”, considered as obliged subject under the terms of sections 4, 5 and 22 of article 20 of Law No. 25,246. Such agents are obliged to comply with any provision arising from Law No. 25,246 and its amendments, regulations enacted by UIF, including decrees of National Executive Power with reference to the decisions adopted by the United Nations Security Council, in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de custodia de productos de inversión colectiva (Sociedades Depositarias de Fondos Comunes de Inversión”); “Agentes de corretaje”, “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

Those subjects must send by internet (through the online application of CNV) their tax identification number. Additionally, in case of companies, it must be informed the personal data of the “Compliance Officer” (both regular and alternate).

The CNV regulations provide that the subjects under their jurisdiction, may only take action to transactions in the scope of public offering of securities, stipulated, future or optional contracts of any nature and other instruments and financial products when made or directed by registered, domiciled or domestic subjects or those who reside in dominions, jurisdictions, territories or associated states that appear included in the list of cooperating countries provided in article 2º, subsection b) of Executive Branch Decree 589/2013.

When those subjects are not included in the referred list and, in their origin jurisdictions, are only registered intermediates of an entity subject to control and supervision of a body who fulfills similar duties such as the CNV, the transactions shall only have effect provided that the body in their origin jurisdiction has signed a memorandum of understanding, cooperation and exchange of information with the CNV.

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

 With respect to United States non-corporate investors, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares (or GDSs representing such common shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our GDSs (which are listed on the NYSE), but not our common shares, are readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our common shares that are not represented by GDSs currently meet the conditions required for these reduced tax rates. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

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

Passive Foreign Investment Company

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2014, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

If we are a PFIC for any taxable year during which you hold our common shares or GDSs and any of our non- United States subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the common shares of the lower tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file Internal Revenue Service Form 8621 if you hold our common shares or GDSs in any year in which we are classified as a PFIC.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares or GDSs and the proceeds from the sale, exchange or redemption of our common shares or GDSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the common shares or the GDSs by (i) an individual holder that is resident in Argentina, (ii) an individual holder that is neither domiciled nor resident in Argentina, (iii) a legal entity organized under the laws of Argentina (iv) a permanent business establishment in Argentina owned by a foreign entity and (v) a legal entity that is not organized under the laws of Argentina, that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis. The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force as of the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION .

 Income tax

Law No. 26,893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced several amendments to Income Tax Law No. 20,628 in connection with, among others, the taxation of dividend distributions and gains derived from transfers of shares and other securities, including the derogation of Section 78 of Decree No. 2,284/1991, which provided that foreign holders with no permanent establishment in Argentina were exempt from paying income tax on the capital gains arising from the sale or other disposition of shares or GDSs.

On February 7, 2014, the Executive Branch issued Decree No. 2,334/13, which regulates Law No. 26,893.

The changes introduced by Law No. 26,893 are effective as from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

Taxation of Dividends

Until Law No. 26,893 became effective, dividends, whether in cash, in shares or in kind, approved by our shareholders were not subject to income tax withholding except for the application of the “Equalization Tax” described below.

 As from the effectiveness of Law No. 26,893, dividends are subject to an income tax withholding (the “Dividend Tax”) at a 10% rate on the amount of such dividends in respect of both Argentine and non-Argentine resident shareholders. However, dividends received by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) are not subject to the 10% tax .

Notwithstanding the foregoing, according to Argentine law, and irrespective of the 10% tax mentioned in the previous paragraph, an additional income tax withholding will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceding the date of the distribution of such dividends (the “Equalization Tax”). The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

Dividend distributions made in kind (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares are neither subject to Dividend Tax nor to Equalization Tax.

In case both the Dividend Tax and the Equalization Tax apply, the latter should be applied first and then the 10% rate of the Dividend Tax should be applied on the remaining amount of dividends (i.e. the effective rate of both taxes on dividends would be 41.5%). Certain tax treaties contemplate the application of a ceiling tax rate on dividends (i.e. 10% on gross dividends).

Taxation of Capital Gains

As from the effectiveness of Law No. 26,893 income from sale, exchange, disposition or transfer of common shares or GDSs is subject to income tax, irrespective of the person that obtains such income, exception made of transactions made by resident individuals involving common shares and other securities that are listed on securities exchanges or markets and/or authorized to be offered to the public.

Resident individuals

Capital gains obtained by resident individuals from the sale of common shares and other securities are subject to income tax at a 15% rate on net income, unless such securities were traded in stock markets and/or have public offering authorization, in which case an exemption applies. The amendments introduced by the implementing Decree No. 2,334/13 state that the exemption includes income derived from the sale of common shares and other securities made through a stock exchange market duly authorized by Argentine Securities (Comisión Nacional de Valores, or “CNV”). It is not clear whether the exemption also includes securities traded through a stock exchange market duly authorized by the CNV (i.e. in addition to publicly offered securities), or whether the exemption only includes securities made through a stock exchange market duly authorized by the CNV. Certain qualified tax authorities publicly held the latter opinion in tax conferences.

Losses arising from the sale, exchange or other disposition of common shares or GDSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carryover period.

Foreign beneficiaries

Capital gains obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of common shares are subject to income tax, as the abovementioned exemption for shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of common shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price The buyer of the common shares, whether Argentine resident or not, will be under the obligation to withhold the tax due by the seller and pay it to the Argentine tax authorities, although the Argentine tax authorities have not implemented any mechanism to make such withholding and payment yet.

Notwithstanding the above, based on certain tax precedents, there may be support to argue that gains obtained by a non-resident from the disposal of GDSs should be regarded as foreign source income and, therefore, not subject to Argentine income tax. As this is a controversial issue, further analysis is required.

Argentine entities

Capital gains obtained by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of common shares or GDSs are subject to income tax at the rate of 35%.

Losses arising from the sale, exchange or other disposition of common shares or GDSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carryover period..

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF COMMON SHARES AND GDSs.

Value Added Tax

The sale, exchange, disposition, or transfer of common shares or GDSs is not subject to Value Added Tax.

Personal Assets Tax

Law No. 25,585 issued on April 24, 2002 and published in the Official Gazette on May 15, 2002 (and applicable to personal assets held as of December 31, 2002) introduces amendments to Law No. 23,966 and imposes the personal assets tax on common shares and GDSs held by individuals and undivided estates domiciled or located in Argentina or abroad and legal entities not domiciled in Argentina, separately from other assets.

This amendment imposes the obligation to pay the personal assets tax on the Argentine private issuer of the common shares and GDSs, and authorizes it to seek recovery of the amount so paid, without limitation, by way of withholding or by foreclosing on the assets that gave rise to such payment. The tax is levied on the proportional equity value of the common shares as reflected in the most recent balance sheet closed as of December 31 of the taxable year, at the rate of 0.5% without any non-taxable minimum being applicable.

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2013. There can be no assurance that in the future this tax will be absorbed by us.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta, IGMP)

Companies domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps. 200,000. Nevertheless, common shares and GDSs issued by entities subject to such tax are exempt from the IGMP.

Gross Income Tax

The gross income tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of common shares and GDSs, and/or the collection of dividends at an average rate of 6%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

 There is no gross income tax withholding system applicable to the payments made to foreign beneficiaries.

Stamp Tax

The stamp tax is a local tax that is generally levied on the instrumentation of onerous acts executed within a certain provincial jurisdiction or outside a certain provincial jurisdiction but with effects in such jurisdiction; therefore, the rules of the relevant provincial jurisdiction should be considered for the issuance of instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the common shares or GDSs, executed in those jurisdictions, or with effects in those jurisdictions.

Notwithstanding, for the City of Buenos Aires, any instrument related to the transfer of common shares which public offering is authorized by CNV is exempt from this tax.

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

Transfer Taxes

There are no taxes levied on the sales and/or transfers of common shares or GDSs. Argentina imposes neither an estate nor gift tax on a decedent, donor, legatee or donee.

Notwithstanding the foregoing, at the provincial level, the Province of Buenos Aires passed Law No. 14,044 whereby it imposed a tax on free transmission of assets , effective as from January 1, 2011, whose basic features are as follows:

•
The tax on free transmission of assets is applicable to any enrichment resulting from transmissions made for no consideration, including: inheritances, legacies, donations, inheritance advance payments or any other event that implies a gratuitous monetary enrichment.

•	The tax is payable by individuals and legal entities that are beneficiaries of a free transmission of assets.
•
For taxpayers domiciled in the Province of Buenos Aires, the tax is levied on the total amount of the gratuitous enrichment, in respect of property situated both in and outside of the Province of Buenos Aires. Instead, for taxpayers domiciled outside of the Province of Buenos Aires, the tax is levied only on the gratuitous enrichment resulting from the transmission of such property as is situated within the Province of Buenos Aires.

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

•
Free transmissions of assets are exempt from tax when their aggregate value, excluding deductions, exemptions and exclusions, is equal to or lower than $ 60,000 and it rises to $250,000 in the case of parents, children and spouse.

•	Step-up rates from 4% to 21.925% have been established, based on the degree of kinship and taxable base involved.

The gratuitous transmission of common shares or GDSs could be subject to the tax on free transmission of assets to the extent that it forms part of gratuitous transmissions of property made for an aggregate amount in excess of $ 60,000, excluding deductions, exemptions and exclusions.

As regards the existence of taxes on conveyances of property without valuable consideration in the remaining provincial jurisdictions, an analysis must be conducted based on the legislation of each province in particular.

Court and Other Taxes

In the event that it becomes necessary to institute legal actions in relation to the common shares or GDSs in Argentina, a court tax (currently at a rate of 3.0%) will be imposed on the amount of any claim brought before the Argentine courts sitting in the City of Buenos Aires.

No Argentine tax is imposed on the deposit or withdrawal of common shares in exchange for GDSs. Other than the taxes discussed above, no other Argentine taxes are applicable to an investment in common shares or GDSs. At present, there is no national tax specifically applicable to the transfer of securities.

 Tax Treaties

Argentina has entered into tax treaties with several countries. There is currently no tax treaty or convention in effect between Argentina and the United States.

F. Dividends and Paying Agents

This Section is not applicable.

G. Statement by Experts

This section is not applicable.

H. Documents on display

We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. Our Internet address is http://www.irsa.com.ar . It should be noted that nothing on our website should be considered part of this Annual Report. You may request a copy of these filings at no cost, by writing or calling our offices, Bolivar 108, (C1066AAB) City of Buenos Aires, Argentina. Our telephone number is +54-11-4323-7400.

I. Subsidiary Information

This section is not applicable.

ITEM 11.	Quantitative and qualitative disclosures about market risk

In the normal course of business, we are exposed to foreign exchange risk, interest rate risks and other price risk, primarily related to changes in exchange rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as they relate to the type and volume of such financial instruments. For further information on our market risks.

ITEM 12.	Description of Other than Equity Securities

A. Debt Secuirities

This item is not applicable

B. Warrants and Rights

This item is not applicable

C. Other Securities

This item is not applicable

D. American Depositary Shares

The Bank of New York Mellon, as depositary for the GDSs (the “Depositary”) collects its fees for delivery directly from investors depositing common shares or surrendering GDSs for the purpose of withdrawal. The depositary also collects taxes and governmental charges from the holders of GDSs. The depositary collects these fees and charges by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees (after attempting by reasonable means to notify the holder prior to such sale).

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our GDS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2013 for an amount of US$ 210,854, net of taxes.

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

The following charges shall be incurred by any party depositing or withdrawing common shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Issuer or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of common shares generally on our common share register or foreign registrar and applicable to transfers of common shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of US$5.00 or less per 100 GDS (or portion), (6) a fee of US$0.02 or less per GDS (or portion) for any cash distribution made pursuant to the deposit agreement including, but not limited to, and (7) a fee not in excess of US$1.50 per certificate for receipt for transfers made pursuant to the deposit agreement.

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

The following description is a summary of the main provisions of the Fair Price Provision, which constitutes Article Nine of our bylaws and does not contain a description of all of the terms of the Fair Price Provision. The Fair Price Provision prohibits a party seeking to acquire, directly or indirectly, either control or (together with such party’s other holdings) thirty five percent (35%) or more of our capital stock without complying with the procedural and price requirements described below. Acquisitions made in violation of the Fair Price Provision are deemed ineffective against us and will not be registered in our share registry. Common shares acquired in violation of the Fair Price Provision shall have no voting or equity rights until the Fair Price Provision has been complied with. The Fair Price Provision applies to transactions involving shares of our common stock and any securities convertible in shares of our common stock, including, without limitation, convertible debentures and bonds and our GDRs. The Fair Price Provision excludes certain acquisitions of common shares in certain limited circumstances.

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

There are cases excluded from the tender offer requirements:

•
acquisitions by existing shareholders or by those exercising control over shares or convertible securities in accordance with the provisions under Law 26.831, irrespective of the application of the regulations imposed by the CNV; and

•
holdings of more than 35%, which derive from the distribution of common shares or dividends paid in shares approved by the shareholders, or the issuance of common shares as a result of a merger approved by the shareholders; in both cases, the excess holding shall be disposed of within 180 days of its registration in the relevant shareholder’s account, or prior to the holding of our shareholders meeting, whatever occurs first.

The Fair Price Provision requires the offering party to notify use of the tender offer simultaneously with its filing of the public tender offer with the Comisión Nacional de Valores. The notice to us is required to set forth all of the terms and conditions of any agreement that the offering party has made with any other of our shareholders with respect to the proposed transaction and to provide, among other things, the following information:

•	the identity and nationality of the offering party and, in the event the offer is made by a group, the identity of each member of the group;
•	the terms and conditions of the offering, including the price, the tender offer period and the requirements for accepting the tender offer;
•	accounting documentation required by Argentine law relating to the offering party;
•	details of all prior acquisitions by the offering party of common shares or securities convertible into shares of our capital stock.

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

The Fair Price Provision requires that the consideration paid in the tender offer be paid in cash and that the price paid for each common share in the tender offer be the same and not less than the highest price per common share derived from the five following alternative valuation methods:

•
the highest price per share of our common stock paid by the offering party, or on behalf of the offering party, for any acquisition of shares or convertible securities within the 2 years prior to the commencement of the tender offer;

•	the highest closing selling price of a share of our common stock on the BASE during the thirty day period immediately preceding the commencement of the tender offer;
•
the highest price resulting from the calculations made according to the provisions of (i) and (ii) above multiplied by a fraction the numerator of which is such highest price and the denominator of which is the lowest closing price of a share of our common stock on the BASE during the two-year period prior to the period referred to in sub-sections (i) or (ii), as applicable;

•
our aggregate net earnings per common share during our preceding four completed fiscal quarters prior to the commencement of the tender offer, multiplied by our highest price to earnings ratio during the two-year period immediately preceding the commencement of the tender offer. Such multiples shall be determined considering the average closing selling price of our common stock in the BASE, and our aggregate net income from our preceding four completed fiscal quarters; and,

•
the book value per share of our common stock at the time the tender offer is commenced, multiplied by the highest ratio determined by a fraction the numerator of which is the closing selling price of a share of our common stock oi the BASE on each day during the two year period prior to the commencement of the tender offer and the denominator of which is the latest known book value per share of our common stock on each such date.

B. Limitations on the payment of dividends.

On February 2, 2007, we issued our Series I Notes for an aggregate principal amount of US$150.0 million.

In addition, on July 20, 2010, we issued our Series II Notes.

As a result, we cannot give you any assurance that we will pay any dividends with respect to our common shares in the future.

These notes contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or
•	75% of our cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 3.0 to 1; or
•	100% of our cumulative consolidated net income if our consolidated interest coverage ratio for our most recent four consecutive fiscal quarters is at least 4.0 to 1; or
•
100% of our aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by us or by our restricted subsidiaries from (a) any contribution to our capital stock or the capital stock of our restricted subsidiaries or issuance and sale of our qualified capital stock or the qualified capital stock of our restricted subsidiaries subsequent to the issue of our notes due, (b) issuance and sale subsequent to the issuance of our Series I and Series II notes or our indebtedness or the indebtedness of our restricted subsidiaries that has been converted into or exchanged for our qualified capital stock, or (c) any reduction in our indebtedness or any restricted subsidiary, (d) any reduction in debt investment (other than permitted investments) and return on assets, or (e) any distribution received from non-restricted subsidiaries.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

ITEM 15.	Controls and Procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, as appropriate, to allow our management to make timely decisions regarding required disclosure. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2014. Based upon this evaluation, our Management concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were not effective because management identified a material weakness in our internal control over financial reporting related to the accounting for derivative financial instruments derived from non-routine, complex contractual provisions related to an acquisition of an associate, as further described below.

B. Management´s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our Internal Control over Financial Reporting includes a series of procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with International Financial Reporting Standards.

Because of its inherent limitations, Internal Control over Financial Reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in Internal Control over Financial Reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (1992). Because of the material weakness described below related to the Company’s accounting for derivative financial instruments derived from non-routine, complex contractual provisions related to an acquisition of an associate, management concluded that the Company did not maintain effective Internal Control over Financial Reporting as of June 30, 2014, based on the criteria set forth in the COSO Framework.

Management did not maintain effective controls over the Company’s accounting for derivative financial instruments derived from non-routine, complex contractual provisions related to an acquisition of an associate. Specifically, controls over the interpretation, analysis and accounting of significant, non-routine, complex contractual provisions, did not operate effectively as of June 30, 2014 which, as a result, impacted the accuracy of the derivative liability and financial results accounts. This control deficiency, which the management believes resulted from the failure to designate staffing with relevant expertise at the subsidiary level, resulted in the restatement of the Company’s statutory financial statements as of and for the year ended June 30, 2014 originally issued on September 8, 2014. The Company filed restated statutory financial statements as of and for the year ended June 30, 2014 with the Comisión Nacional de Valores (the “CNV”), the local Argentine regulatory authority, on October 22, 2014. Management has concluded that this specifically identified control deficiency with respect to derivative financial instruments derived from non-routine, complex contractual provisions related to an acquisition of an associate constitutes a material weakness. Additionally, this control deficiency could result in a misstatement of the (aforementioned account balances or disclosures) that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

Background and Remediation Plan

Subsequent to the issuance and filing of the statutory financial statements with the CNV, and as part of the reporting process for the Annual Report on Form 20-F, our management discovered an error in the interpretation and accounting for certain terms and conditions of the various and complex contractual agreements signed in relation to the acquisition of the associate IDBD by Dolphin Netherlands, a subsidiary of DFL, an indirect subsidiary of the Company. As per the terms of one specific contract, Dolphin Netherlands committed to purchase future offers of additional IDBD shares by December 31, 2015 and December 31, 2016, at predetermined amounts per share. The existence of this purchase obligation should have triggered specific accounting treatment under IFRS rules related to derivatives that the controls and procedures at the Company’s subsidiary, Dolphin Netherlands, did not effectively identify. The principal factor that contributed to this material weakness was the failure to effectively interpret the impact of significant, non-routine complex contractual clauses associated with the investment in the associate IDBD. The effects of the restatement have been discussed in further detail in Note 2.1 (b) to the consolidated financial statements.

We plan to implement a number of steps to remediate the material weakness discussed above and improve its Internal Control over Financial Reporting related to account for derivative financial instruments derived from non-routine, complex contractual provisions. Specifically, the following measures have been recommended by our management to be implemented:

•	hiring additional qualified accounting personnel versed in the technical requirements of IFRS at the subsidiary level to interpret, analyze and account for significant complex contractual provisions;

•	develop a solution to collect and consolidate all material contractual provisions at the subsidiary level to assist in the appropriate evaluation and documentation requirements required by IFRS;

•	institute additional review by management of the Company to confirm proper identification, analysis and implementation of relevant accounting standards going forward; and

•	provide additional training to personnel at both the Company and subsidiaries to better assess and evaluate contractual provisions and the impact of derivative financial instruments.

Management is committed to improving our internal control processes and will develop and present to the Audit Committee a plan and timetable for the implementation of the remediation measures described above and will meet with the Committee to monitor the status of remediation activities. Management believes that the measures described above should remediate the material weakness identified above and strengthen our internal control over financial reporting related to accounting for derivative financial instruments derived from non-routine, complex contractual provisions. As we continue to evaluate and improve our Internal Control over Financial Reporting related to accounting for derivative financial instruments derived from non-routine, complex contractual provisions, additional measures to remediate the material weakness or modifications to certain of the remediation procedures described above may be necessary. We expect to complete the required remedial actions during our 2015 fiscal year.

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

D. Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

A. Audit Committee Financial Expert

 Pursuant to the former applicable rules regarding the Capital Market Law (former Transparency Decree) and the applicable Rules of the CNV at such moment, our board of directors has established on May 2004 an Audit Committee. The main functions of the Audit Committee are to assist the board of directors in performing their duty of exercising due care, diligence and competence in issues relating to us, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors. Also, according to the applicable regulations, we may request to our audit committee to render its opinion in certain transactions, and its conditions, as is the case of related party transactions, as may be reasonably considered adequate according to normal market conditions.

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

C. Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2014 and June 30, 2013, we were billed a total amount of Ps. 5.8 million and Ps. 3.8 million respectively, for professional services rendered by our principal accountants for the audit of our annual audited consolidated financial statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal years ended June 30, 2014 and 2013, no audit-related services were provided.

Tax Fees

During the fiscal year ended June 30, 2014 and 2013, we were billed a total amount of Ps. 0.02 million and Ps. 0.07 million, respectively for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended June 30, 2014 and June 30, 2013 we were billed for professional services rendered by our principal accountants, including fees mainly related to special assignments and courses, a total amount of Ps.0.1 million and Ps. 0.80 million, respectively.

Audit Committee Pre-Approval Policies and Procedures

Audit Committee pre-approves all services, fees and services provided by the external auditors to ensure auditors’ independence. One of the main tasks of the Audit Committee is to give it opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:

•	Require any additional and complementary documentation related to this analysis.

•	Verify the independence of the external auditors;

•
Analyze different kinds of services that the external auditor would provide to the company. This description must also include an estimate of the fees payable for such services, specifically in order to maintain the principle of independence;

•	Inform the fees billed by the external auditor, separating the services related to the audit services and other special services that could be not included in the audit services previously mentioned.

•	Take notice of any strategy proposed by of the external auditors and review it in accordance with the reality other business and the risks involved;

•	Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

•	Propose adjustments (if necessary) to such working plan;

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

E. Purchase of Equity Securities by the Issuer and its Affiliates

Issuer Purchases of Equity Securities

On July 25, 2013, our Board of Directors decided to establish the terms of the common share repurchase plan under the provisions of Section 64 of the Capital Markets Law and the Rules of the CNV, in order to mitigate the material impact on the price of domestic common shares, including the reduction in the price of our common shares and the distortion of such prices when considering our financial strength, as evidenced by the quality of its assets and the productive business that we develop in Argentina and abroad, mainly due to price/income ratio resulting from the profits evidenced by the quarterly financial statements ended March 31, 2013.

Therefore, given the above stated reasons and in line with the commitments of the Board of Directors with the Company and its shareholders, and taking into account the favorable opinion of the Audit Committee and the Supervisory Committee, the Board of Directors has decided to start with a share repurchase plan in order to minimize any possible temporary imbalances between supply and demand within the market, and due to the excessive cost of capital resulting from the current quotation prices.

On June 10, 2014, our board of directors concluded the repurchase plan, alleging that the scope of the plan has been completed.

During fiscal year 2014, purchases of own shares amounted to 4,904,697 common shares, for which we paid Ps. 47.1 millon, thus fulfilling the terms and conditions of the share repurchase plan. As a result, the investment in our shares amounts to 0.8476% of total capital stock.

Period	Total Number of Common Shares Purchased	Average Price Paid per Share	Total Number of ADR’s Purchased	Average Price Paid per ADR	Total Number of Shares Purchased as Part of the Publicly Announced Plan (3)	Maximum Number of Shares that may yet be purchased under the plan
		(Ps.)		(U$S)
July 2013	9,300	6.63	-	-	9,300	29,990,700
August 2013	51,584	7.21	-	-	51,584	29,939,116
September 2013	78,298	7.81	8,815	8.68	166,448	29,772,668
October 2013	130,204	9.76	72,279	10.49	852,994	28,919,674
November 2013	70,989	10.48	132,337	11.68	1,394,359	27,525,315
December 2013	55,431	10.27	155,799	12.09	1,613,421	25,911,894
January 2014	49,380	10.77	30,445	11.54	353,830	25,558,064
February 2014	24,224	11.06	-	-	24,224	25,533,840
March 2014	31,833	11.11	-	-	31,833	25,502,007
April 2014	31,054	11.88	-	-	31,054	25,470,953
May 2014	1,650	14.30	37,400	14.64	375,650	25,095,303
Total	533,947		437.075		4,904,697

(1)	Corresponds to trading date.
(2)	Up to 5% of the Companies outstanding capital.
(3)	Correspond to the sum of common shares and ADR’s purchased. Each ADR represents 10 common shares.

F. Change in Registrant’s Certifying Accountant

This section is not applicable.

G. Corporate Governance

Compliance with NYSE listing standards on corporate governance

NYSE and Argentine Corporate Governance Requirements

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Argentine Corporation Law, Capital Markets Law Nº 26,831 and the Rules of the CNV, as well as by our bylaws. We have securities that are registered with the Securities and Exchange Commission and are NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed non-US companies (a “NYSE-listed” company).

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
We follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the Rules of the CNV.

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

CNV standards (former General Resolution No. 400 and now General Resolucion 622/2013, as amended) for purposes of identifying an independent director are substantially similar to NYSE’s standards. CNV standards provide that independence is required with respect to the company itself and to its shareholders with direct or indirect material holdings (35% or more). To qualify as an independent director, such person must not perform executive functions within the company. Close relatives of any persons who would not qualify as “independent directors” shall also not be considered “independent.” When directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent.

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

Pursuant to the Capital Markets Law and the Rules of the CNV, as from May 27, 2004 we have appointed an “Audit Committee” composed of three of the members of the Board of Directors. Since December 21, 2005 all of its members are independent as per the criteria of Rule 10 A-3 under the Exchange Act.

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

H. Mine Safety Disclosures

This section is not applicable.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-285

Index to Financial Statements (see page F-1).

ITEM 19.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

1.2****	English translation of the amendment to the bylaws.

1.3	Amended and restated English translation of the bylaws.

2.1*	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.

2.2*	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).

2.3*	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.

2.4*	Offering Circular, dated March 24, 2000, regarding the issuance of Ps. 85,000,000 of our 14.875% Notes due 2005.

2.5****
Indenture dated May 11, 2007, between us as Issuer, The Bank of New York as trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina for the US$ 200,000,000 Global Note Program for Notes due no less than 30 days from date of original issue.

4.1**	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.

4.2****	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007

4.3*****	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.

4.4******	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.

4.5*******	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.

4.6********	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.

4.7*********	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012

4.8	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.

4.9	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo dated February 24, 2014.

8.1	List of Subsidiaries

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File No. 000-30982).
**	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File No. 000-30982).
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 27, 2007.
*****	Incorporated herein by reference to the annual report on Form 20-F (File No. 128 0-30982) filed with the SEC on December 30, 2008.
******	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2009.
*******	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 30, 2010.
********	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on December 28, 2011.
*********	Incorporated herein by reference to the annual report on Form 20-F (File No. 1280-30982) filed with the SEC on October 26, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
/s/ Matías I. Gaivironsky
Matías I. Gaivironsky
Chief Financial Officer IRSA

Date: October 31, 2014

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

IRSA Inversiones y Representaciones Sociedad Anónima
Page
Report of Independent Registered Public Accounting Firm	F - 2
Consolidated Statements of Financial Position as of June 30, 2014 and 2013	F - 4
Consolidated Statements of Income for the fiscal years ended June 30, 2014, 2013 and 2012	F - 5
Consolidated Statements of Comprehensive Income for the fiscal years ended June 30, 2014, 2013 and 2012	F - 6
Consolidated Statements of Changes in Shareholders’ Equity for the fiscal years ended June 30, 2014, 2013 and 2012	F - 7
Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2014, 2013 and 2012	F - 10
Notes to the Consolidated Financial Statements	F – 11

IRSA Inversiones y Representaciones Sociedad Anónima

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2014 and June 30, 2013, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of June 30, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over the financial reporting related to the accounting for derivative financial instruments derived from non-routine, complex contractual provisions related to an acquisition of an associate existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s report on internal control over financial reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2014 consolidated financial statements and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2.1. (b) to the consolidated financial statements, the Company has restated its 2014 consolidated financial statements to correct an error.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICE WATERHOUSE & Co. S.R.L.

By:	/s/ Eduardo A. Loiácono	(Partner)

Eduardo A. Loiácono

Buenos Aires, Argentina

October 31, 2014

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated statements of financial position (Restated)
as of June 30, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.2014 (Restated)	06.30.2013
ASSETS
Non- Current Assets
Investment properties	10	3,269,595	3,983,266
Property, plant and equipment	11	220,013	212,673
Trading properties	12	130,657	94,464
Intangible assets	13	124,085	172,878
Investments in associates and joint ventures	8,9	2,260,805	1,423,936
Deferred income tax assets	27	368,641	85,236
Restricted assets	16	-	10,881
Income tax and minimum presumed income tax ("MPIT") credit		110,185	130,086
Trade and other receivables	17	92,388	85,126
Investments in financial assets	18	274,716	267,455
Derivative financial instruments	19	-	21,208
Total Non-Current Assets		6,851,085	6,487,209
Current Assets
Trading properties	12	4,596	11,689
Inventories	14	16,963	16,321
Restricted assets	16	-	1,022
Income tax and minimum presumed income tax ("MPIT") credit		15,866	-
Assets held for sale	42	1,357,866	-
Trade and other receivables	17	706,846	769,333
Investments in financial assets	18	234,107	244,053
Derivative financial instruments	19	12,870	-
Cash and cash equivalents	20	609,907	796,902
Total Current Assets		2,959,021	1,839,320
TOTAL ASSETS		9,810,106	8,326,529
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		573,771	578,676
Treasury stock		4,905	-
Inflation adjustment of share capital and treasury stock		123,329	123,329
Share premium		793,123	793,123
Cost of treasury stock		(37,906)	-
Acquisition of additional interest in subsidiaries		(21,808)	(20,782)
Reserve for share-based compensation	26	53,235	8,258
Legal reserve		116,840	85,140
Special reserve		375,487	395,249
Reserve for new developments		413,206	492,441
Cumulative translation adjustment		398,931	50,776
(Accumulated deficit) retained earnings		(784,869)	239,328
Total capital and reserves attributable to equity holders of the parent		2,008,244	2,745,538
Non-controlling interest		548,352	385,151
TOTAL SHAREHOLDERS' EQUITY		2,556,596	3,130,689
LIABILITIES
Non-Current Liabilities
Trade and other payables	21	202,652	211,118
Borrowings	24	3,756,003	2,922,642
Derivative financial instruments	19	320,847	-
Deferred income tax liabilities	27	345,607	395,936
Salaries and social security liabilities	22	3,749	3,160
Provisions	23	205,228	57,737
Total Non-Current Liabilities		4,834,086	3,590,593
Current Liabilities
Trade and other payables	21	678,725	677,010
Income tax and minimum presumed income tax ("MPIT") liabilities		64,677	90,916
Liabilities held for sale	42	806,612	-
Salaries and social security liabilities	22	99,276	49,010
Derivative financial instruments	19	14,225	1,732
Borrowings	24	737,477	772,529
Provisions	23	18,432	14,050
Total Current Liabilities		2,419,424	1,605,247
TOTAL LIABILITIES		7,253,510	5,195,840
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		9,810,106	8,326,529

The accompanying notes are an integral part of these Consolidated Financial Statements (Restated).

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated statements of income (Restated)
for the fiscal years ended June 30, 2014, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.2014 (Restated)	06.30.2013	06.30.2012
Revenues	30	2,845,176	2,187,180	1,790,316
Costs	31	(1,354,493)	(1,087,611)	(858,658)
Gross Profit		1,490,683	1,099,569	931,658
Gain from disposal of investment properties	10	235,507	183,767	116,689
General and administrative expenses	32	(296,928)	(194,841)	(174,347)
Selling expenses	32	(146,236)	(106,125)	(84,773)
Other operating results, net	34	(45,870)	93,268	(32,446)
Profit from operations		1,237,156	1,075,638	756,781
Share of (loss) / profit of associates and joint ventures	8,9	(413,771)	(7,391)	11,660
Profit before financial results and income tax		823,385	1,068,247	768,441
Finance income	35	131,509	119,525	105,100
Finance cost	35	(1,726,875)	(772,412)	(528,010)
Other financial results	35	(123,903)	14,695	(3,917)
Financial results, net	35	(1,719,269)	(638,192)	(426,827)
(Loss) / Profit before income tax		(895,884)	430,055	341,614
Income tax and Minimum Presumed Income Tax	27	64,267	(132,847)	(116,938)
(Loss) / Profit for the year		(831,617)	297,208	224,676

Attributable to:
Equity holders of the parent		(786,487)	238,737	203,891
Non-controlling interest		(45,130)	58,471	20,785

(Loss) / Profit per share attributable to equity holders of the parent during the year (Note 36):
Basic		(1.37)	0.41	0.35
Diluted		(1.37)	0.41	0.35

The accompanying notes are an integral part of these Consolidated Financial Statements (Restated).

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Comprehensive Income (Restated)
for the fiscal years ended June 30, 2014, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	06.30.2014 (Restated)	06.30.2013	06.30.2012
(Loss) / Profit for the year	(831,617)	297,208	224,676
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	442,844	56,799	14,682
Other comprehensive income for the year (i)	442,844	56,799	14,682
Total comprehensive income for the year	(388,773)	354,007	239,358

Attributable to:
Equity holders of the parent	(438,332)	287,926	218,393
Non-controlling interest	49,559	66,081	20,965

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Consolidated Financial Statements (Restated).

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated statements of changes in shareholders’ equity (Restated)
for the fiscal years ended June 30, 2014, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock (2)	Share premium	Cost of treasury stock	Acquisition of additional interest in subsidiaries	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new development	Cumulative translation adjustment	Retained earnings (Accumulated deficit)	Subtotal	Non-controlling interest	Total shareholders' equity (Restated)
Balance at July 1st, 2013	578,676	-	123,329	793,123	-	(20,782)	8,258	85,140	395,249	492,441	50,776	239,328	2,745,538	385,151	3,130,689
Loss for the year	-	-	-	-	-	-	-	-	-	-		(786,487)	(786,487)	(45,130)	(831,617)
Other comprehensive income for the year	-	-	-	-	-	-	-	-	-	-	348,155	-	348,155	94,689	442,844
Total comprehensive income for the year	-	-	-	-	-	-	-	-	-	-	348,155	(786,487)	(438,332)	49,559	(388,773)
Distribution of retained earnings approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	31,700	(19,762)	-	-	(11,938)	-	-	-
Reversal of reserve for new developments – Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	-	-	(22,610)	-	22,610	-	-	-
Dividends distribution – approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	-	-	-	-	(250,000)	(250,000)	-	(250,000)
Reversal of reserve for new developments – Shareholders’ meeting held 06.19.14	-	-	-	-	-	-	-	-	-	(56,625)	-	56,625	-	-	-
Reserve for share-based compensation (Note 26)	-	-	-	-	-	-	44,977	-	-	-	-	-	44,977	(287)	44,690
Purchase of Treasury stock	(4,905)	4,905	-	-	(37,906)	-	-	-	-	-	-	-	(37,906)	-	(37,906)
Distribution of share capital of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,163)	(4,163)
Acquisition of non-controlling interest (Note 3)	-	-	-	-	-	(1,026)	-	-	-	-	-	-	(1,026)	(182)	(1,208)
Reversal of expired dividends	-	-	-	-	-	-	-	-	-	-	-	1,618	1,618	72	1,690
Dividends distribution – approved by Shareholders’ meeting held 06.19.2014	-	-	-	-	-	-	-	-	-	-	-	(56,625)	(56,625)	-	(56,625)
Dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(20,837)	(20,837)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	139,039	139,039
Balance at June 30, 2014 (Restated)	573,771	4,905	123,329	793,123	(37,906)	(21,808)	53,235	116,840	375,487	413,206	398,931	(784,869)	2,008,244	548,352	2,556,596

The accompanying notes are an integral part of these Consolidated Financial Statements (Restated).
(1)	Related to CNV General Resolution No. 609/12. See Note 29.
(2)	Includes Ps. 1,045 of Inflation adjustment treasury stock. See Note 29.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated statements of changes in shareholders’ equity (Restated)
for the fiscal years ended June 30, 2014, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Acquisition of additional interest in subsidiaries	Reserve for share-based compensation	Legal reserve	Special reserve (1)	Reserve for new developments	Cumulative translation adjustment	Retained earnings (Accumulated deficit)	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance at June 30, 2012	578,676	274,387	793,123	(15,714)	2,595	71,136	-	419,783	14,502	510,853	2,649,341	390,428	3,039,769
Profit for the year	-	-	-	-	-	-	-	-	-	238,737	238,737	58,471	297,208
Other comprehensive income for the year	-	-	-	-	-	-	-	-	49,189	-	49,189	7,610	56,799
Total comprehensive income for the year	-	-	-	-	-	-	-	-	49,189	238,737	287,926	66,081	354,007
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.12	-	-	-	-	-	14,004	-	72,658	-	(86,662)	-	-	-
Reclassification of the deferred tax liability – Approved by Shareholders’ meeting held 10.31.12	-	(151,058)	-	-	-	-	-	-	-	151,058	-	-	-
Dividends distribution – approved by Shareholders’ meeting held 10.31.12	-	-	-	-	-	-	-	-	-	(180,000)	(180,000)	-	(180,000)
Dividends distribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	(27,045)	(27,045)
Acquisition of non-controlling interest by business combination (Note 3)	-	-	-	-	-	-	-	-	-	-	-	102,723	102,723
Cumulative translation adjustment for interest held before business combination (Note 3)	-	-	-	-	-	-	-	-	(12,915)	-	(12,915)	-	(12,915)
Distribution of share capital of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(152,102)	(152,102)
Reserve for share-based compensation (Note 26)	-	-	-	-	5,663	-	-	-	-	-	5,663	193	5,856
Reallocation General Ruling No. 609/12	-	-	-	-	-	-	395,249	-	-	(395,249)	-	-	-
Capital contribution of non-controlling interest	-	-	-	-	-	-	-		-	-	-	6,510	6,510
Conversion of notes	-	-	-	-	-	-	-	-	-	-	-	126	126
Acquisition of additional interest in subsidiaries	-	-	-	(5,068)	-	-	-	-	-	-	(5,068)	(1,798)	(6,866)
Reversal of expired dividends	-	-	-	-	-	-	-	-	-	591	591	35	626
Balance at June 30, 2013	578,676	123,329	793,123	(20,782)	8,258	85,140	395,249	492,441	50,776	239,328	2,745,538	385,151	3,130,689

The accompanying notes are an integral part of these Consolidated Financial Statements (Restated).
(1)	Corresponds to CNV General Ruling No. 609/12. See Note 29.

IRSA Inversiones y Representaciones Sociedad Anónima
Consolidated statements of changes in shareholders’ equity (Restated)
for the fiscal years ended June 30, 2014, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Acquisition of additional interest in subsidiaries	Reserve for share-based compensation	Legal reserve	Reserve for new developments	Cumulative translation adjustment	Retained earnings (Accumulated deficit)	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance at July 1st, 2011	578,676	274,387	793,123	-	-	57,031	391,262	-	656,525	2,751,004	331,609	3,082,613
Profit for the year	-	-	-	-	-	-	-	-	203,891	203,891	20,785	224,676
Other comprehensive income for the year	-	-	-	-	-	-	-	14,502	-	14,502	180	14,682
Total comprehensive income for the year	-	-	-	-	-	-	-	14,502	203,891	218,393	20,965	239,358
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.11	-	-	-	-	-	14,105	56,421	-	(70,526)	-	-	-
Dividends distribution – approved by Shareholders’ meeting held 10.31.11	-	-	-	-	-	-	-	-	(211,575)	(211,575)	-	(211,575)
Dividends distribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	(19,354)	(19,354)
Reversal of expired dividends	-	-	-	-	-	-	-	-	3,638	3,638	171	3,809
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	58,299	58,299
Acquisition of additional interest in subsidiaries	-	-	-	(15,714)	-	-	-	-	-	(15,714)	(537)	(16,251)
Reserve for share-based compensation (Note 26)	-	-	-	-	2,595	-	-	-	-	2,595	95	2,690
Distribution of share capital of subsidiaries	-	-	-	-	-	-	-	-	-	-	(820)	(820)
Dividends distribution – approved by Shareholders’ meeting held 05.23.12	-	-	-	-	-	-	(27,900)	-	(71,100)	(99,000)	-	(99,000)
Balance at June 30, 2012	578,676	274,387	793,123	(15,714)	2,595	71,136	419,783	14,502	510,853	2,649,341	390,428	3,039,769

The accompanying notes are an integral part of these Consolidated Financial Statements (Restated).

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated statements of cash flows (Restated)
for the fiscal years ended June 30, 2014, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	06.30.2014 (Restated)	06.30.2013	06.30.2012
Operating activities:
Cash generated by operations	20	1,298,251	1,141,013	876,770
Income tax and Minimum Presumed Income tax paid		(276,272)	(277,640)	(184,888)
Net cash generated by operating activities		1,021,979	863,373	691,882
Investing activities:
Capital contributions in associates and joint ventures	8,9	(20,059)	(67,438)	(17,138)
Purchases of associates and joint ventures	3,8,9	(1,131,806)	(25,899)	(46,693)
Purchases of investment properties	10	(264,853)	(210,456)	(110,968)
Proceeds from sale of investment properties	10	402,139	127,688	143,818
Purchases of property, plant and equipment	11	(23,224)	(13,415)	(12,985)
Purchases of intangible assets	13	(11,739)	(800)	(2,360)
Purchase of investments in financial assets		(1,533,331)	(950,913)	(899,199)
Proceeds from sale of investments in financial assets		1,647,674	1,197,240	717,776
Advanced payments		(29,647)	(15,780)	(9,924)
Proceeds from sale of joint ventures		22,754	-	-
Acquisition of subsidiaries, net of cash acquired	3	-	(117,874)	-
Interest received		10,166	18,399	594
Loans granted to associates and joint ventures		(2,090)	(41,591)	(125,729)
Dividends received		16,896	54,246	12,321
Loans repayments received from associates and joint ventures		-	701	103,711
Net cash used in investing activities		(917,120)	(45,892)	(246,776)
Financing activities:
Borrowings		501,770	646,750	116,904
Repayments of borrowings		(446,164)	(206,390)	(380,146)
Payment of seller financing of shares		(1,640)	(10,910)	(23,304)
Acquisition of non-controlling interest in subsidiaries		(1,208)	(4,062)	(8,054)
Dividends paid	29	(113,251)	(239,652)	(262,724)
Capital contribution of non-controlling interest		139,039	6,510	58,299
Interest paid		(414,932)	(269,785)	(248,277)
Distribution of capital of subsidiaries		(4,163)	(152,102)	(820)
Repurchase of treasury stock		(37,906)	-	-
Payment of seller financing		(1,871)	(1,107)	-
Acquisition of derivative financial instruments		(37,961)	-	-
Proceeds from derivative financial instruments		62,158	-	-
Issuance of non-convertible notes		218,262	-	295,030
Loans from associates and joint ventures		17,246	70,672	-
Payments of borrowings from subsidiaries, associates and joint ventures		(188,906)	-	-
Payment of non-convertible notes		(287,240)	(146,192)	(39,765)
Net cash used in financing activities		(596,767)	(306,268)	(492,857)
Net (decrease) / increase in cash and cash equivalents		(491,908)	511,213	(47,751)
Cash and cash equivalents at beginning of year	20	796,902	259,169	301,559
Foreign exchange gain on cash and cash equivalents		304,913	26,520	5,361
Cash and cash equivalents at end of the year	20	609,907	796,902	259,169

The accompanying notes are an integral part of these Consolidated Financial Statements (Restated).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.	The Group’s business and general information

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”, “the Company”, “Us” or “the Society”) was founded in 1943 and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. See Note 2.3 and 6 for a description of the Group’s companies and segments.

The Group’s real estate business operations are conducted primarily through IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA e IRSA, the Group owns, manages and develops shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, and it entered the US real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels (see Note 3). Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Consolidated Financial Statements (Restated) to denote investment, development and/or trading properties activities.

Internationally, during this fiscal year, the Group made an investment in the Israeli market, through Dolphin, in IDB Development Corporation (IDBD) (an Israeli Company), of an interest of 28.99%, and considering the dilution 31.37%. IDBD is one of the Israeli biggest and most diversified investment groups, which is involved, through its subsidiaries, in several markets and industry, including real estate, retail, agribusiness insurance, telecommunications, etc.; controlling companies as: Clal Insurance (Insurance Company), Cellcom (Mobile phone services), Koor Industries (owner of 40% of Makhteshim Agan Industries (Agrochemicals), Super-Sol (supermarket), PBC (Real Estate), among others. IDBD went public in Tel Aviv Exchange in May, 2014.

The activities of the Group’s segment “Financial operations and others” is carried out mainly through Banco Hipotecario S.A. (“BHSA”), where we have a 29.77% interest (without considering treasury shares of our own). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange (“BASE”). In addition, the Group has a 42.95% interest in Tarshop S.A (“Tarshop”) which main activities are credit card and loan origination transactions.

IRSA’s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”). APSA’s shares are listed and traded on both the BASE and the NASDAQ.

Cresud S.A.C.I.F. y A. is our ultimate parent company and is a corporation incorporated and domiciled in Argentina. The address of its registered office is 877 Moreno St., Floor 23, Autonomous City of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.	The Group’s business and general information (Continued)

The principal accounting policies applied in the preparation of these consolidated financial statements (Restated) are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.	Summary of significant accounting policies

2.1.	Basis of preparation of the consolidated financial statement

(a)	Basis of preparation

These Consolidated Financial Statements (Restated) have been prepared in accordance with and in compliance with International Financial Reporting Standards (“IFRS”), issued by International Accounting Standards Board (“IASB”) and interpretations from International Financial Reporting Interpretation Committee (“CINIIF” as per its Spanish acronym) (“IFRIC” as per its English acronym and known before as the Standards Interpretation Committee “SIC” as per its English acronym). All IFRS applicable as of the date of these consolidated financial statements (Restated) have been applied. Additionally, the Group has adopted certain IFRS that are not effective as of June 30, 2014, but for which early adoption is accepted. The Group adopted IFRS in the fiscal year beginning on July 1st, 2012, being its transition date July 1st, 2011.

The Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina, through General Resolutions No. 562/09 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”), which adopt the International Financial Reporting Standards (“IFRS”), issued by the IASB, for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

(b)	Restatement of Previously Issued Financial Statements

Subsequent to the original issuance of the Group’s annual consolidated financial statements as of June 30, 2014 and 2013 and for the years ended June 30, 2014, 2013 and 2012, the Group determined they contained an error resulting from the misunderstanding of certain terms and conditions of the IDBD transaction. As part of the IDBD transaction and as further explained in Note 3, Dolphin Netherlands B.V. committed to execute future purchase offers of additional IDBD shares on December 31, 2015 and 2016 at predetermined prices. This commitment represented a derivative financial instrument for the Group as of June 30, 2014, which should have been measured at fair value as of that date. The fair value of the derivative financial instrument represented a loss for the Group for the year ended June 30, 2014.

These consolidated financial statements, as initially reported, have therefore been amended and restated to correct for the above-explained error. The restatement impacts only on the consolidated statement of financial position of the year ended June 30, 2014, consolidated statement of changes in shareholders’ equity and on the consolidated statement of operations and comprehensive loss for the year ended June 30, 2014. The restatement impacts only the year ended June 30, 2014. There is no impact on the financial statements for the years ended June 30, 2013 and 2012 and on retained earnings as of July 1, 2013.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
2.	Summary of significant accounting policies (Continued)

2.1.	Basis of preparation of the consolidated financial statement (Continued)

(b)	Restatement of Previously Issued Financial Statements (Continued)

As a result of the restatement, non-current liabilities have been increased by Ps. 320.8 million, accumulated deficit have been increased by Ps. 315.6 and cumulative translation adjustment have been increased by Ps. 5.2. As a result of the above adjustment, the basic loss per share figure increased from Ps. 0.89 per share to Ps. 1.37 per share, and the diluted loss per share increased from Ps. 0.89 per share to Ps. 1.37 per share, and the diluted loss per share.

Accordingly, the consolidated financial statements as of June 30, 2014 and 2013 and for the years ended June 30, 2014, 2013 and 2012 of the Group (Restated) were approved and authorized for issue by the Board of Directors of the Group on October 22, 2014. The previously issued consolidated financial statements of the Group as of June 30, 2014 and 2013 and for the years ended June 30, 2014, 2013 and 2012 were approved and authorized for issue by the Board of Directors of the Group on September 8, 2014. The restated consolidated financial statements have been updated for the effects of events up to October 22, 2014.

The effect of the restatement on the consolidated statement of operations and comprehensive loss for the year ended June 30, 2014 is as follows:

	06.30.2014 (Reported)	06.30.2014 (Adjustment)	06.30.2014 (Restated)
Revenues	2,845,176	-	2,845,176
Costs	(1,354,493)	-	(1,354,493)
Gross Profit	1,490,683	-	1,490,683
Gain from disposal of investment properties	235,507	-	235,507
General and administrative expenses	(296,928)	-	(296,928)
Selling expenses	(146,236)	-	(146,236)
Other operating results, net	(45,870)	-	(45,870)
Profit from operations	1,237,156	-	1,237,156
Share of (loss) / profit of associates and joint ventures	(413,771)	-	(413,771)
Profit before financial results and income tax	823,385	-	823,385
Finance income	131,509	-	131,509
Finance cost	(1,726,875)	-	(1,726,875)
Other financial results	191,697	(315,600)	(123,903)
Financial results, net	(1,403,669)	(315,600)	(1,719,269)
(Loss) / Profit before income tax	(580,284)	(315,600)	(895,884)
Income tax and Minimum Presumed Income Tax	64,267	-	64,267
(Loss) / Profit for the year	(516,017)	(315,600)	(831,617)

Attributable to:
Equity holders of the parent	(514,566)	(271,921)	(786,487)
Non-controlling interest	(1,451)	(43,679)	(45,130)

(Loss) / Profit per share attributable to equity holders of the parent during the year (Note 36):
Basic	(0.89)	(0.48)	(1.37)
Diluted	(0.89)	(0.48)	(1.37)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
2.	Summary of significant accounting policies (Continued)

2.1.	Basis of preparation of the consolidated financial statement (Continued)

(b)	Restatement of Previously Issued Financial Statements (Continued)

The effect of the restatement on the Consolidated Statements of Comprehensive Income as of June 30, 2014 is as follows:

	06.30.2014 (Reported)	06.30.2014 (Adjustment)	06.30.2014 (Restated)
(Loss) / Profit for the year	(516,017)	(315,600)	(831,617)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	448,091	(5,247)	442,844
Other comprehensive income for the year (i)	448,091	(5,247)	442,844
Total comprehensive income for the year	(67,926)	(320,847)	(388,773)

Attributable to:
Equity holders of the parent	(161,890)	(276,442)	(438,332)
Non-controlling interest	93,964	(44,405)	49,559

The effect of the restatement on the consolidated statement of financial position as of June 30, 2014 is as follows:

	06.30.2014 (Reported)	06.30.2014 (Adjustment)	06.30.2014 (Restated)
ASSETS
Non- Current Assets
Investment properties	3,269,595	-	3,269,595
Property, plant and equipment	220,013	-	220,013
Trading properties	130,657	-	130,657
Intangible assets	124,085	-	124,085
Investments in associates and joint ventures	2,260,805	-	2,260,805
Deferred income tax assets	368,641	-	368,641
Restricted assets	-	-	-
Income tax and minimum presumed income tax ("MPIT") credit	110,185	-	110,185
Trade and other receivables	92,388	-	92,388
Investments in financial assets	274,716	-	274,716
Derivative financial instruments	-	-	-
Total Non-Current Assets	6,851,085	-	6,851,085
Current Assets
Trading properties	4,596	-	4,596
Inventories	16,963	-	16,963
Restricted assets	-	-	-
Income tax and minimum presumed income tax ("MPIT") credit	15,866	-	15,866
Assets held for sale	1,357,866	-	1,357,866
Trade and other receivables	706,846	-	706,846
Investments in financial assets	234,107	-	234,107
Derivative financial instruments	12,870	-	12,870
Cash and cash equivalents	609,907	-	609,907
Total Current Assets	2,959,021	-	2,959,021
TOTAL ASSETS	9,810,106	-	9,810,106

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.1.	Basis of preparation of the consolidated financial statement (Continued)

(b)	Restatement of Previously Issued Financial Statements (Continued)

SHAREHOLDERS' EQUITY	06.30.2014 (Reported)	06.30.2014 (Adjustment)	06.30.2014 (Restated)
Capital and reserves attributable to equity holders of the parent
Share capital	573,771	-	573,771
Treasury stock	4,905	-	4,905
Inflation adjustment of share capital and treasury stock	123,329	-	123,329
Share premium	793,123	-	793,123
Cost of treasury stock	(37,906)	-	(37,906)
Acquisition of additional interest in subsidiaries	(21,808)	-	(21,808)
Reserve for share-based compensation	53,235	-	53,235
Legal reserve	116,840	-	116,840
Special reserve	375,487	-	375,487
Reserve for new developments	413,206	-	413,206
Cumulative translation adjustment	403,452	(4,521)	398,931
(Accumulated deficit) retained earnings	(512,948)	(271,921)	(784,869)
Total capital and reserves attributable to equity holders of the parent	2,284,686	(276,442)	2,008,244
Non-controlling interest	592,757	(44,405)	548,352
TOTAL SHAREHOLDERS' EQUITY	2,877,443	(320,847)	2,556,596

LIABILITIES
Non-Current Liabilities
Trade and other payables	202,652	-	202,652
Borrowings	3,756,003	-	3,756,003
Derivative financial instruments	-	320,847	320,847
Deferred income tax liabilities	345,607	-	345,607
Salaries and social security liabilities	3,749	-	3,749
Provisions	205,228	-	205,228
Total Non-Current Liabilities	4,513,239	320,847	4,834,086
Current Liabilities
Trade and other payables	678,725	-	678,725
Income tax and minimum presumed income tax ("MPIT") liabilities	64,677	-	64,677
Liabilities held for sale	806,612	-	806,612
Salaries and social security liabilities	99,276	-	99,276
Derivative financial instruments	14,225	-	14,225
Borrowings	737,477	-	737,477
Provisions	18,432	-	18,432
Total Current Liabilities	2,419,424	-	2,419,424
TOTAL LIABILITIES	6,932,663	320,847	7,253,510
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	9,810,106	-	9,810,106

There was no effect of the restatement on the consolidated statement of financial position as of June 30, 2014.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.1.	Basis of preparation of the consolidated financial statement (Continued)

(b)	Restatement of Previously Issued Financial Statements (Continued)

The effect of the restatement on the consolidated statement of changes in shareholders equity for the year ended June 30, 2014 is as follows:

	Attributable to equity holders of the parent
	Share capital	Treasury stock	Inflation adjustment of share capital and treasury stock	Share premium	Cost of treasury stock	Acquisition of additional interest in subsidiaries	Reserve for share-based compensation	Legal reserve	Special reserve	Reserve for new development	Cumulative translation adjustment	Retained earnings (Accumulated deficit)	Subtotal	Non-controlling interest	Total shareholders' equity
06.30.2014 – (Reported)	573,771	4,905	123,329	793,123	(37,906)	(21,808)	53,235	116,840	375,487	413,206	403,452	(512,948)	2,284,686	592,757	2,877,443
06.30.2014 – (Adjustment)	-	-	-	-	-	-	-	-	-	-	(4,521)	(271,921)	(276,442)	(44,405)	(320,847)
06.30.2014 – (Restated)	573,771	4,905	123,329	793,123	(37,906)	(21,808)	53,235	116,840	375,487	413,206	398,931	(784,869)	2,008,244	548,352	2,556,596

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.1.	Basis of preparation of the consolidated financial statement (Continued)

(c)	Current and non-current classification

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications in its statement of financial position according with the operating cycle of each activity.

The operating cycle for activities related to the Group’s investment property and hotels is 12 months. Therefore, current assets and current liabilities include the assets and liabilities that are either realized or settled within 12 months from the end of the fiscal year. The operating cycle of the Group’s trading property activities depends on each specific project and a common cycle for all trading activities cannot be clearly defined. Generally, assets and liabilities related to the trading property activities are realized and settled in several years, ranging from 2 to 3 years or in some exceptional cases even longer. As a result and for purposes of classification, the Group has assumed the operating cycle of its trading property activities to be 12 months.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
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

(d)	Presentation currency

The consolidated financial statements are presented in thousands of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are to Argentine Pesos, and references to ‘US$’ or ‘US dollars’ are to United States dollars.

(e)	Fiscal year-end

The fiscal year begins on July 1st and ends on June 30 of the following year. The financial results are presented on a fiscal year basis.

(f)	Accounting conventions

The consolidated financial statements have been prepared under attributed cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and share-based compensation at fair value.

(g)	Reporting cash flows

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

(h)	Use of estimates

The preparation of consolidated financial statements at a certain date requires making estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major sources of uncertainty are described in Note 5.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.2.	New accounting standards

The following standards, amendments and interpretations have been issued by the International Accounting Standards Board (IASB as per its English acronym) and by the International Financial Reporting Interpretation Committee (“CINIIF”)(“IFRIC”, as per its English acronym and known before as the Standards Interpretation Committee “SIC”, as per its English acronym). Below we outline the standards, amendments and interpretations that may potentially have an impact on the Group.

IFRS 15 “Revenues from contracts with customers”

On May 28, 2014, the International Accounting Standards Board has published the new IFRS 15 “Revenue from contracts with customers” (IFRS 15) that replaces IAS 11 “Construction contracts”, IAS 18 “Revenue from ordinary operating activities”, IFRIC 13 “Customer loyalty programs”, IFRIC 15 “Agreements for the construction of real estate”, IFRIC 18 “Transfer of assets from customers” and SIC 31 “Revenue – Barter transactions involving advertising services”.

IFRS 15 provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of a performance obligations assumed with customers. IFRS 15 bases this principle on a single, five-step model that is developed extensively and in detail, including examples.

The new model of ordinary income applies to all contracts with customers, other than those covered by other IFRSs, such as leases, insurance and financial instruments contracts. The standard does not address recognition of interest or dividend income.

IFRS 15 becomes effective for all fiscal years beginning as from January 1, 2017 and may be adopted earlier. Application is retroactive. On the balance sheet date, the Company has not assessed the impact that this standard shall have on its financial position and the results of its operations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

IFRS 9 “Financial Instruments”

On July 24, 2014, the International Accounting Standards Board released the final version of IFRS 9 “Financial instruments”, which includes in one single standard all stages of the IASB project to replace IAS 39 “Financial instruments: Recognition and measurement”. Such stages are classification and measurement of instruments, impairment and accounting for hedging. This version adds a new impairment model based on expected losses and introduces some minor amendments to the classification and measurement of financial assets. The new standard replaces all previous versions of IFRS 9 and becomes effective for fiscal years starting on or after January 1, 2018, that is, in the case of the Group for financial statements ended on June 30, 2019.

The Group has adopted the first stages of IFRS 9 to the transition date.

IFRS 27 Revised “Consolidated Financial Statements”

On August 12, 2014 the International Accounting Standards Board has released an amendment to IAS 27 “Equity method in Separate Financial Statements”. The amendment reinstates the equity method as an option to account for investments in subsidiaries, joint ventures and associates in separate financial statements. The amendment becomes effective for fiscal years beginning on or after January 1, 2016; that is, in the case for the Group for the fiscal year ended on June 30, 2017. It may be applied earlier. Implementation of this amendment will impact on the preparation of the Group separate financial statements. The Group is currently assessing the potential impact on the preparation of the separate financial statements as of these financial statements.

Amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”

On May 12, 2014, the International Accounting Standards Board has released amendments to the IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible assets” denominated “Clarification of acceptable methods of depreciation and amortization” (Amendments to IAS 16 and IAS 38)”. The amendments provide further guidance on the calculation of depreciation and amortization of property, plant and equipment and intangible assets. Amendments become effective for fiscal years beginning on or after January 1, 2016; hence, in the case of the Group, they become effective for the fiscal year ended June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact in the preparation of separate financial statements on this balance sheet date.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

Amendments to IFRS 11 “Joint Arrangements”

On May 6, 2014, the International Accounting Standards Board has released amendments to IFRS 11 “Joint Arrangements”, entitled “Accounting for acquisition of interests in joint operations (Amendment to IFRS 11)”. The amendments clarify accounting for such acquisitions where the business involves joint operations. The amendments become effective for the fiscal years beginning on or after January 1, 2016; that is, in the case of the Group for the fiscal year ended June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact on the preparation of the separate financial statements on this balance sheet date.

IFRS 13 “Fair Value Measurement”

On May 12, 2011 the IASB issued IFRS 13 “Fair Value Measurement” that provides in a single accounting pronouncement a unified framework for measuring fair value of financial statements prepared in accordance with the IFRSs. IFRS 13 shall apply to all other pronouncements that require or allow measurement at fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability. The standard provides a three-level hierarchy of methods for arriving at fair value. The hierarchy is based on how observable inputs are. The Group has adopted IFRS 13 for this fiscal year. The adoption of this standard has not led to material amendments to valuation methodologies used by the Group, although it has resulted in the introduction of some additional disclosures to financial statements.

IAS 32 “Financial instruments: Presentation”

The IASB has modified the IAS 32 implementation guidance and clarified some of the conditions for financial assets and liabilities to be offset in the balance sheet. Amendments do not modify the current offsetting model provided by IAS 32 but rather clarify that the right to offset should be available as of the offsetting date (that is, it should not depend on a future event) and should be legally binding upon all parties in the normal course of business, as well as in the case of default, insolvency or bankruptcy. Amendments also describe certain settlement arrangements and specify whether they meet the offsetting requirements established by the standard.

Amendments are applicable for fiscal years beginning on or after January 1st, 2014. Earlier adoption is permitted. The adoption of these amendments would neither have significant impacts in the financial situation nor in results from Group’s operations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

IAS 36 “Impairment of Assets”

The IASB has made amendments to IAS 36, requiring additional disclosures related to recoverable value of non-financial assets. This amendment eliminates certain requirements related to the disclosure of recoverable values of cash-generating units that had been included in IAS 36 with the publication of IFRS 13.

Amendments are applicable for fiscal years beginning on or after January 1st, 2014, and shall be applied retrospectively. Earlier adoption is permitted.  The Group is analyzing the impact of the adoption of these amendments in the financial situation and in results of its operations.

IFRIC 21 “Levies”

IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by government, other than income tax, both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain.

IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Earlier adoption is permitted. The adoption of this standard will neither have significant impacts in the financial situation nor in results from Group’s operations.

On the issue date of these financial statements there are no other standards, amendments and interpretations issued by the IASB and IFRIC that are yet to become effective and that are expected to have a material effect on the Group.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
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

The Group recognizes any non-controlling interest in the acquire on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The Group chooses the method to be used on a case by case base.

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

Ownership interest is shown considering ultimate percentage held by the Company. Subsidiaries are either controlled directly by the Company (i.e. APSA), or indirectly by controlling the direct subsidiary, which in turn controls a first-tier subsidiary (i.e. Panamerican Mall S.A. through APSA, that has an interest of 80%).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

			June 30, 2014		June 30, 2013		June 30, 2012
Name of the entity	Place of business / country of incorporation	Main activities (*)	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI
Direct equity interest of IRSA:
Alafox S.A.(2)	Uruguay	Investment	-	-	-	-	100.00%	-
Alto Palermo S.A. (APSA)	Argentina	Real estate	95.71%	4.29%	95.68%	4.32%	95.61%	4.39%
Codalis S.A. (2)	Uruguay	Investment	-	-	-	-	100.00%	-
Doneldon S.A. (2)	Uruguay	Investment	-	-	-	-	100.00%	-
E-Commerce Latina S.A.	Argentina	Investment	97.00%	-	100.00%	-	100.00%	-
Efanur S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Hoteles Argentinos S.A.	Argentina	Hotel	80.00%	20.00%	80.00%	20.00%	80.00%	20.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	-	100.00%	-	100.00%	-
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	23.66%	76.34%	23.66%	76.34%	23.66%
Palermo Invest S.A.	Argentina	Investment	100.00%	-	100.00%	-	100.00%	-
Ritelco S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Sedelor S.A. (2)	Uruguay	Investment	-	-	-	-	100.00%	-
Solares de Santa María S.A.	Argentina	Real estate	100.00%	-	100.00%	-	100.00%	-
Tyrus S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Unicity S.A.	Argentina	Investment	100.00%	-	100.00%	-	100.00%	-
Interest indirectly held through APSA:
Apsamedia S.A.	Argentina	Consumer financing and Advertising (**)	-	-	95.68%	4.32%	95.61%	4.39%
Arcos del Gourmet S.A.	Argentina	Real estate	86.14%	13.86%	86.12%	13.88%	84.31%	15.69%
Conil S.A.	Argentina	Real estate	95.71%	4.29%	95.68%	4.32%	95.61%	4.39%
Emprendimiento Recoleta S.A.	Argentina	Real estate	51.38%	48.62%	51.36%	48.64%	51.32%	48.68%
Fibesa S.A.	Argentina	Real estate	95.71%	4.29%	95.68%	4.32%	95.61%	4.39%
Panamerican Mall S.A.	Argentina	Real estate	76.57%	23.43%	76.55%	23.45%	76.49%	23.51%
Shopping Neuquén S.A.	Argentina	Real estate	94.95%	5.05%	94.80%	5.20%	93.83%	6.17%
Torodur S.A.	Uruguay	Investment	95.71%	4.29%	95.68%	4.32%	95.61%	4.39%

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

			June 30, 2014		June 30, 2013		June 30, 2012
Name of the entity	Place of business / country of incorporation	Main activities (*)	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI	% of ownership interest held by the Group	% of ownership interest held by the NCI
Interest indirectly held through Tyrus S.A.:
Dolphin Fund Ltd (3)	Bermuda	Investment	86.16%	13.84%	99.39%	0.61%	91.12%	8.88%
E-Commerce Latina S.A.	Argentina	Investment	3.00%	-	-	-	-	-
I Madison LLC	United States	Investment	100.00%	-	100.00%	-	100.00%	-
IRSA Development LP	United States	Investment	100.00%	-	100.00%	-	100.00%	-
IRSA International LLC	United States	Investment	100.00%	-	100.00%	-	100.00%	-
Jiwin S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Liveck S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Real Estate Investment Group LP (“REIG”)	Bermuda	Investment	64.01%	35.99%	64.01%	35.99%	64.01%	35.99%
Real Estate Investment Group II LP	Bermuda	Investment	80.54%	19.46%	80.54%	19.46%	80.54%	19.46%
Real Estate Investment Group III LP	Bermuda	Investment	81.19%	18.81%	81.19%	18.81%	81.19%	18.81%
Real Estate Investment Group IV LP	Bermuda	Investment	100.00%	-	100.00%	-	100.00%	-
Real Estate Investment Group V LP	Bermuda	Investment	100.00%	-	100.00%	-	100.00%	-
Real Estate Strategies LLC	United States	Investment	100.00%	-	100.00%	-	100.00%	-
Interest indirectly held through Efanur S.A.:
Real State Strategies LP	Bermuda	Investment	66.83%	33.17%	66.83%	33.17%	66.83%	33.17%

(*)	Substantially all holding companies do not have significant assets and liabilities other than their respective interest holdings in operating entities.
(**)	Consumer financing is a residual business.
(1)	The Group has consolidated the investment in Llao Llao Resorts S.A. considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.
(2)	See Note 3.
(3)
The Group has consolidated its indirect interest in Dolphin Fund Ltd. (DFL) considering its exposure to variable returns coming from its investment in DFL and the nature of the relationship between the Group and the shareholders with right to vote of DFL. The Group has no voting rights on DFL.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant. In quantitative terms, the Group considers significant the subsidiaries that individually represent at least 20% of the total equity attributable to non-controlling interest in subsidiaries at the each year end. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

Summarized financial information on subsidiaries with material non-controlling interests and other information are included in Note 7.

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The recorded value corresponds to the difference between the fair value of the consideration paid and/or receive and the relevant share acquired and/or transferred of the carrying value of net assets of the subsidiary.

(c)	Disposal of subsidiaries without of control

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

Associates are all entities over which the Group has significant influence but not control, representing an interest between 20% and at least 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, except as otherwise indicated as explained below. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
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

For purposes of including the earnings of associates by applying the equity method, the Group uses financial statements of the associates as of the same date or a or a later date, provided the difference between the reporting date of the associate and that of the Group cannot be longer than three months. In these cases, the Group assesses and adjusts the results of such associates for material transactions or other material events occurred during the interim period.

The Group takes into account both quantitative and qualitative aspects in order to determine which interests in associates are considered significant. In quantitative terms, the Group considers significant the entities that individually represent at least 20% of result from interest in associates in the Consolidated Statement of Income and, simultaneously, at least 20% of the total investment in associates in the statement of financial position at the each year end. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

As indicated above, the Group generally accounts for its investments in associates under the equity method. However, IAS 28 “Investments in Associates” provides an exemption from applying the equity method where investments in associates are held through “Venture Capital Organizations” (VCO) or venture capital entities, as defined in Spanish, even when the Group is not a VCO. This type of investment may be accounted for at fair value with changes in net income for the years because such measure proves to be more useful to users of financial statements than the equity method.

Summarized financial information and other information for Group’s associates are included in Note 9.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
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

Investments in joint ventures are accounted for under the equity method.

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

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

The Group takes into account both quantitative and qualitative aspects in order to determine which interests in joint ventures are considered significant. In quantitative terms, the Group considers significant the entities that individually represent at least 20% of result from interest in joint ventures in the Consolidated Statement of Income and, simultaneously, at least 20% of the total investment in joint ventures in the statement of financial position at the each year end.

Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

Summarized financial information and other information for significant joint ventures are included in Note 8.

2.4.	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM is responsible for allocating resources and assessing performance of the operating segments. The operating segments are included in Note 6.

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

Foreign exchange gains and losses are presented in the statement of income within finance income and finance costs, as appropriate, unless they are capitalized as explained in Note 2.21.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
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

Notes to Consolidated Financial Statements (Restated)
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

For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in conditions to start operating. Capitalized costs include mainly the part attributable to third-party service costs, as well as the materials necessary for construction. Capitalization of such costs ceases when the property reaches the operating conditions indicated above.

Direct expenses related to lease contract negotiation (such as payment to third parties for services rendered and certain specific taxes related to execution of such contracts are capitalized as part of the book value of the relevant investment properties and amortized over the term of the lease.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
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

Land and property under constructions are not depreciated. Depreciation of the remaining investment properties is calculated, based on a component approach, using the straight-line method over the estimated useful life of each component, as follows:

Shopping center portfolio	Between 4 and 27 years
office and other rental properties	Between 9 and 25 years

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

Notes to Consolidated Financial Statements (Restated)
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

All property, plant and equipment (“PPE”) are stated at historical cost less depreciation and accumulated impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in conditions to start operating.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
2.	Summary of significant accounting policies (Continued)

Capitalized costs include mainly the part attributable to third-party service costs, as well as the materials necessary for construction. Capitalization of such costs ceases when the property reaches the operating conditions indicated above.

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

Hotels buildings and facilities	Between 14 and 24 years
Other buildings and facilities	Between 20 and 50 years
Furniture and fixtures	10 years
Machinery and equipment	Between 3 and 10 years
Vehicles	5 years

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

Notes to Consolidated Financial Statements (Restated)
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

A Group company is the lessee:

The Group acquires certain specific assets (especially computer equipment) under finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the property and the present value of the minimum lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Liabilities corresponding to finance leases, measured at discounted value, are included in current and non-current borrowings.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
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

(d)	Right to receive future units under barter agreements

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land. The Group generally receives monetary assets as part of the transactions and/or a right to receive future units to be constructed by developers. Such rights are initially recognized at cost (which is the fair value of the land assigned) and such rights are not adjusted later, unless there is any sign of impairment.

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

If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are not reversed in a subsequent periods.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
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

Notes to Consolidated Financial Statements (Restated)
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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
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

As of June 30, 2014 and 2013, the Group’s financial assets at amortized cost comprise items of cash, trade and other receivables and investments in financial assets.

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

As of June 30, 2014 and 2013, the Group’s financial assets at fair value through profit or loss comprise derivative financial instruments, mutual funds, mortgage bonds, government bonds, public companies and interest in Reciprocal Guarantee Companies (“SGR”).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
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

Notes to Consolidated Financial Statements (Restated)
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

The fair values of financial instruments that are traded in active markets are computed by reference to market prices. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting year.

2.15.           Groups of assets and liabilities held for sale

The groups of assets and liabilities are classified as available for sale where the Group is expected to recover their value by means of a sale transaction (rather than through use) and where such sale is highly probable. Groups of assets and liabilities available for sale are valued at the lower of their net book value and fair value less selling costs.

2.16.	Restricted assets

As of June 30, 2013, this item is comprised by cash in escrow directly associated with the return of escrow accounts and tax payments related to the office building for rental located at Madison Ave. 183, New York, U.S. see note 42. According to the IFRS 9, these escrow accounts are to be accounted for as financial assets, and are initially recognized at fair value and then, at amortized cost.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
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

Notes to Consolidated Financial Statements (Restated)
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

Notes to Consolidated Financial Statements (Restated)
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

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
2.	Summary of significant accounting policies (Continued)

2.24.	Share-based payments

The Group operates an incentive plan, under which certain selected employees, directors and top management of the Company, APSA and CRESUD have a right to receive shares of IRSA and CRESUD depending on their employer company although they must remain with the employer entity for a certain period of time.

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

2.25.	Current income tax, deferred income tax and minimum presumed income tax

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

Notes to Consolidated Financial Statements (Restated)
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

Notes to Consolidated Financial Statements (Restated)
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

Notes to Consolidated Financial Statements (Restated)
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

Notes to Consolidated Financial Statements (Restated)
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

Notes to Consolidated Financial Statements (Restated)
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

A substantial portion of the Group’s leases require the tenant to reimburse the Group for a substantial portion of operating expenses, usually a proportionate share of the allocable operating expenses. Such property operating expenses includes necessary expenses such as property operating, repairs and maintenance, security, janitorial, insurance, landscaping, leased properties and other administrative expenses, among others. The Group acts as the management of rent properties. The Group makes the original payment for these expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. The Group accrues reimbursements from tenants as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

•	Development property activities

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

The Group determines that its barter transactions have commercial substance and that the conditions for revenue recognition on the transfer of plots or lands are met at the time the transaction takes place. Revenue is then recognized at the fair value of the goods delivered, adjusted, if applicable, by the amount of cash received. In exchange for the plots or lands given up, the Group receives generally cash, and/or a right to receive future units of real estate developments to be built on the bartered plots of land. This right is initially recognized at cost (which is fair value of the land given up) as an intangible asset in the financial statement under “Right to receive future units under barter agreements”. Such intangible asset is not adjusted in subsequent fiscal years, unless there are signs of impairment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
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

When any Group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
2.	Summary of significant accounting policies (Continued)

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

2.29.	Earnings / (loss) per share

Basic profit / (loss) per share is calculated by dividing the profit / (loss) for the year attributable to equity holders of the parent by the weighted average number of common shares outstanding during the year. Diluted profit / (loss) per share is computed by dividing the profit / (loss) for the year by the weighted average number of common shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

In computing diluted profit / (loss) per share, income available to common shareholders used in the basic profit / (loss) per share calculation is adjusted to add back the after-tax amount of interest recognized in the year with respect to any debt convertible to common stock. The weighted-average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Diluted profit / (loss) per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted profit / (loss) per share excludes potential common shares if their effect is anti-dilutive. See Note 36 for details.

2.30.	Dividend distribution

Cash dividend distribution to the Group’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved.

As indicated in Note 29, the Group has been refunded dividends deposited with the Caja de Valores. Such amounts have been recorded either under Retained Earnings, if already forfeited or under Trade and other payables, if not forfeited.

2.31.	Dividends income

Dividends earned are recorded when declared.

2.32.	Comparative information

Balance items as of June 30, 2013 and 2012 shown in these financial statements for comparative purposes arise from Consolidated Financial Statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
2.	Summary of significant accounting policies (Continued)

During the period, the Argentine Peso devalued against the US$ and other currencies by around 51%, which has an impact in comparative information presented in these Financial Statements, due mainly to the currency exposure of our income from offices rental, and our net assets and liabilities in foreign currency as detailed in Note 40.

3.	Acquisitions, dispositions, transactions and/or authorization pending approval

3.1.	Acquisitions and dispositions

Fiscal year ended June 30, 2014

Subscription of shares of Avenida Inc.

On August 29, 2013, the Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc., a Company incorporated in Delaware, Unite States, representing 24.79% of its outstanding capital. At that moment, this company had neither activity nor significant assets. Additionally, the Group acquired a warrant to increase its interest in Avenida Inc. up to 37.04%. The transaction price was Ps. 13 million, which has already been fully paid. After acquisition, Avenida Inc. established a Company named “Avenida Compras S.A.”, a Company incorporated in Argentina and engaged in e-commerce activity. On June 30, 2014, Avenida Inc. owns 100% of Avenida Compras S.A.

Stock call Option agreement for Arcos del Gourmet S.A.

On September 16, 2013, APSA entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos Gourmet S.A.), whereby the latter grant to APSA an exclusive and irrevocable option to purchase 10% of the equity interest in Arcos del Gourmet S.A.. The term to exercise the option runs from the execution of the agreement to December 31, 2018. The stock purchase price, in the event option is exercised, is US$ 8.0 million.

Furthermore, in the mentioned agreement a payment of a fixed amount of Ps. 2.0 million was arranged, which was cancelled, and another variable amount payable monthly, which results from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission, net of certain expenses, during 5 years counted from the opening of the shopping mall, in relation to the assignment of rights to earn dividends of Arcos during such period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

Acquisition of equity interest in joint venture

APSA

During the current fiscal year, the Group, through IRSA, acquired an additional equity interest of 0.02% in APSA for a total consideration of Ps. 1.2 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.2 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 1.0 million. The effect on shareholders’ equity of this change in the equity interest in APSA is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	182
Price paid for the non-controlling interest	(1,208)
Reserve created due to the acquisition recognized in the parent’s equity	(1,026)

Acquisition of IDB Development Corporation Ltd. (IDBD)

On May 7, 2014, a transaction was closed whereby the Company, acting indirectly through Dolphin Netherlands B.V. (DN B.V.), subsidiary of Dolphin Fund Limited (DFL), an investment fund incorporated under the laws of the Island of Bermuda and subsidiary of the Group, acquired, jointly with C.A.A. Extra Holdings Limited, a non-related company incorporated under the laws of the State of Israel controlled by Mordechay Ben Moshé (hereinafter, “ETH”), 106.6 million common shares in IDB Development Corporation Ltd. (hereinafter, “IDBD”) representing 53.33% of its stock capital, under the scope of the debt restructuring of IDBD’s holding company, IDB Holdings Corporation Ltd., with its creditors. Under the terms of the agreement entered into between DFL and E.T.H. M.B.M. Extra Holdings Ltd., a controlled company of Mordechay Ben Moshé, to which DN B.V. and ETH adhered, DN B.V., jointly with other third party investors acquired a 50% interest in this investment, while ETH acquired the remaining 50%. The total investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date. As of June 30, 2014, IRSA’s indirect interest in IDBD was 23%.

Under the purchase agreement, DN B.V. and ETH have promised to participate on a joint and several basis in any capital increases resolved by IDBD’s Board of Directors in order to implement its business plan for 2014 and 2015, for at least NIS 300 million in 2014 and NIS 500 million in 2015 (equivalent to approximately US$ 87.4 million and US$ 145.7 million at the exchange rate prevailing as of June 30, 2014). To date, DN B.V. and ETH have contributed NIS 231.09 million of the NIS 300 million committed for 2014.

Moreover, under the purchase agreement, DN B.V. and ETH jointly and severally committed to make one or more tender offers for acquiring shares in IDBD for a total amount of NIS 512.09 million (equivalent to approximately US$ 149.2 million at the exchange rate prevailing as of June 30, 2014) as per the following scheme: (i) before December 31, 2015, an amount of at least NIS 249.8 million for a price per share of NIS 8.344 (subject to adjustment); and (ii) before December 31, 2016, an amount of at least NIS 512.09 million less the offer made in 2015, for a price per share of NIS 8.7612 (subject to adjustment). As security for the performance of the tender offers, 28,020,191 shares in IDBD held by DN B.V. were pledged at the closing of the transaction.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

Acquisition of IDB Development Corporation Ltd. (IDBD) (Continued)

In addition, the purchase agreement provides that DN B.V. and ETH shall jointly and severally pay to the creditors who are parties to the above mentioned restructuring agreement an additional amount of NIS 100 million (equivalent to approximately US$ 29.1 million at the exchange rate prevailing as of June 30, 2014) in the event that IDBD consummates the sale of its interest in its subsidiary Clal Insurance Enterprises Holdings Ltd. before December 31, 2014 and always provided that: (i) the sales price is not less than NIS 4,200 million (equivalent to approximately US$ 1,223.8 million at the exchange rate prevailing as of June 30, 2014); and (ii) the closing of the transaction occurs before June 30, 2015, with IDBD having received by this last date a payment of not less than NIS 1,344 million (gross) (equivalent to approximately US$ 391.6 million).

On May 12, 2014, IDBD’s shares became listed on the Tel Aviv Stock Exchange, Israel. Consequently, all the shares (including the pledged shares) were deposited in escrow with Bank Leumi Le-Israel as security in compliance with the lock-up provisions set forth in Chapter D of the Tel Aviv Stock Exchange Regulations which provide that initially listed shares may not be disposed of for a term of 18 months and allow the release of 2.5% per month beginning on the fourth month since the initial listing date.

Pursuant to the provisions of IDBD’s rights offering memorandum dated June 9, 2014, on June 26, 2014, 1,322,500 rights to subscribe for shares and warrants were granted by IDBD to DN B.V. at a ratio of 1 for every 40 shares held, which were exercised after year-end, on July 1, 2014. Later on, during IDBD’s rights issuance process, DN B.V. and ETH acquired 0.89 million additional rights for NIS 2.83 million, equivalent to approximately US$ 0.83 million, out of which 50% correspond to DN B.V. and 50% to ETH pursuant to the above mentioned agreement signed between them. These rights are recognized at their fair value and are recorded in the balance sheet in the line derivative financial instruments.

In July 2014, the rights offered by IDBD under the scope of the offering allowed to subscribe for 13 common shares of IDBD for a price of 65 NIS (5 NIS per share) and 27 warrants, 9 of each series (series 1, 2 and 3) to be issued by IDBD, at no cost. Each warrant issued by IDBD will allow to acquire one common share in IDBD. Series 1 matures on November 1, 2014 and is exercisable at 5.50 NIS per warrant. Series 2 matures on May 1, 2015 and is exercisable at 6 NIS per warrant. Series 3 matures on December 1, 2015 and is exercisable at 6.50 NIS per warrant.

As a result of the exercise of the rights received as mentioned above, consummated on July 1, 2014, DN B.V. received 17.32 million shares and 11.99 million warrants under Series 1, 2 and 3.  ETH received the same number of rights and therefore acquired the same number of shares and warrants as DN B.V. In addition, as a result of the exercise of the rights purchased, consummated on July 1, 2014, DN B.V. acquired 5.79 million shares and 4.01 million warrants under Series 1, 2 and 3. ETH also acquired the same number of shares and warrants as DN B.V.

As a result of the IDBD’s rights offering, the number of pledged shares as security for IBDB’s tender offers assumed by DN B.V. was increased to an aggregate of 29,937,591. In addition, pursuant to the Tel Aviv Stock Exchange regulations, 53,784,922 shares and 335,715 warrants under each of Series 1, 2 and 3 remained in escrow under the terms mentioned above.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

Acquisition of IDB Development Corporation Ltd. (IDBD) (Continued)

After year-end, during the period from July 9 to July 14, 2014, DN B.V. acquired through transactions in the open market 0.42 million shares and 0.34 million additional Series 2 warrants for NIS 1.77 million, equivalent to approximately US$ 0.52 million. 50% of such shares and Series 2 warrants were sold to ETH pursuant to the provisions of the above mentioned agreement signed between the parties.

As of the date of issuance of these consolidated financial statements, DN B.V. held an aggregate of 76,620,163 shares, 15,998,787 Series 1 warrants, 16,170,392 Series 2 warrants and 15,998,787 Series 3 warrants of IDBD, resulting in an undiluted holding of 28.99% and a fully diluted holding of 31.37% in IDBD.

IDBD’s Board of Directors is composed of nine members, three of whom were appointed by DN B.V., namely, Eduardo Elsztain, Alejandro Elsztain and Saúl Zang.

As DFL is a subsidiary that qualifies as a VCO under the exemption contained in IAS 28 mentioned in Note 2.3 (d), the Group has valued its interest in IDBD at fair value with changes in the income statement.

Acquisition of common shares Supertel Hospitality, Inc.  (“Supertel”)

On January 9, 2014, the Group, through its subsidiary, Real Estate Strategies L.P. (“RES”), granted a loan to Supertel for an amount of US$ 2 million.  This loan included a conversion option whereby RES was allowed to apply the aggregate amount of the loan to purchase common shares of Supertel under a “Subscription Rights Offering” or convert the loan directly into common shares of Supertel. Additionally, as from February 2012, the Group holds two financial instruments in Supertel, preferred shares and warrants which are still held as of the balance sheet date (see acquisitions in the fiscal year 2012 below for a description of such acquisition). On June 6, 2014, RES exercised its conversion right to acquire 1,250,000 common shares at US$ 1.60 per share. As a result of this acquisition, the Group – through RES – acquired a 26.9% equity interest in Supertel.

The fair value of the Group’s investment in Supertel was based on the fair value of its net assets. Supertel main assets consist of 65 hotels in United States operated by various hotel chains. The Group has allocated the price paid at the fair value of net assets acquired based on the information available as of the balance sheet date. Such fair value amounted to Ps. 31.5 million, resulting in a gain on the acquisition of Ps. 15.4 million, which has been recognized under “Equity interest in associates and joint ventures” in the income statement for fiscal year ended June 30, 2014.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

Sale of investment properties

On November 15, 2013, IRSA signed the transfer deed for the sale of the 12th floor and two parking units of the Building Maipú 1300 and two parking units of the building Libertador 498. The total price of the transaction was Ps. 9.0 million (US$ 1.5 million). Such transaction generated a gain before tax of approximately Ps. 7.5 million.

On January 14, 2014, IRSA signed the transfer deed for the sale of the 11th floor and seven parking units of the Building Maipú 1300. The total price of the transaction was Ps. 9.6 million (US$ 1.4 million). Such transaction generated a gain before tax of approximately Ps. 7.9 million.

On January 24, 2014, IRSA signed the transfer deed for the sale of the 7th floor and 28 parking units of the Building Bouchard 551. The total price of the transaction was Ps. 124.6 million, equivalents to US$ 16.0 million. Such transaction generated a gain before tax of approximately Ps. 99.9 million.

On April 1, 2014, IRSA signed the transfer deed of the fifth and sixth floor and complementary units in the building Costeros Dique IV. The total price of the transaction was Ps. 12.4 million (US$ 1.5 million). Such transaction generated a gain before tax of approximately Ps. 10.5 million.

On April 7, 2014, IRSA signed the transfer deed for the sale of the 21th and 22th floor, two parking units of the Building Maipú 1300 and four parking units of the building Libertador 498. The total price of the transaction was Ps. 24.1 million (US$ 3.0 million). Such transaction generated a gain before tax of approximately Ps. 20.2 million.

On April 10, 2014, IRSA signed the transfer deed for the sale of the 2nd floor of the Building Avenida de Mayo 589 and ten parking units of the Building Rivadavia 565. The total price of the transaction was Ps. 24.2 million (US$ 3.0 million). Such transaction generated a gain before tax of approximately Ps. 20.3 million.

On May 6, 2014, IRSA signed the transfer deed for the sale of the Building Constitución 1159. The total price of the transaction was Ps. 23.3 million (US$ 2.9 million). Such transaction generated a gain before tax of approximately Ps. 13.4 million.

On May 14, 2014, IRSA signed the transfer deed for the sale to Transportadora de Caudales Juncadella of the unit 449 of the 8th floor of the Building Bouchard 551. The price of the transaction was Ps. 61.8 (US$ 7.7 million). Such transaction generated a gain before tax of approximately Ps. 50.3 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

On May 19, 2014, IRSA signed the transfer deed for the sale to Inco Sociedad Anónima de Inversión, Industria y Comercio of the unit 1 of the ground floor of the Building Maipú 1300. The price of the transaction was Ps. 6.5 (US$ 0.8 million). Such transaction generated a gain before tax of approximately Ps. 5.5 million.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 10,816 m2.

Fiscal year ended June 30, 2013

Additional acquisition of non-controlling interest

APSA

During the fiscal year 2013, the Group, through IRSA and E-Commerce Latina S.A., acquired an additional equity interest of 0.1% in APSA for a total consideration of Ps. 2.3 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.8 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 1.5 million. The effect on shareholders’ equity of this change in the equity interest in APSA is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	824
Price paid for the non-controlling interest	(2,364)
Reserve created due to the acquisition recognized in the parent’s equity	(1,540)

Arcos del Gourmet S.A. (Arcos)

On June 7, 2013, the Group, through APSA, acquired an additional 1.815% equity interest of its controlled company Arcos, for a total amount of US$ 0.8 million. The amount recorded of the non-controlling interest in Arcos at the acquisition date was Ps. 7,357 (representing 11.815% of the ownership interest). As a result of this transaction, the non-controlling interest was increased in Ps. 857 and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 3,687. The effect on shareholder´s equity of the parent of this change in the equity interest in Arcos is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	857
Price paid for the non-controlling interest	(4,544)
Reserve created due to the acquisition recognized in the parent’s equity	(3,687)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

Acquisition of equity interest in joint venture

On November 29, 2012, APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)’s capital stock and votes for Ps. 25.9 million. Additionally, APSA paid Ps. 6.1 million, subject to the acquisition of the remaining 50% of the shares of La Rural S.A.. According to contract’s terms, the amount paid will be returned to the Company, in case mentioned acquisition is not completed. Under the acquisition agreement, APSA is entitled to exercise joint control over EHSA. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this company together with Sociedad Rural Argentina (“SRA”) who owns the remaining 50%. Thus, APSA is the owner of an indirect interest of 25% in LRSA, whose main asset consists of an usufruct agreement on the Predio Ferial de Buenos Aires, located between Cerviño, Sarmiento, Santa Fé Avenues and Oro street, in the city of Buenos Aires (the “Predio Ferial”) entered into with SRA in 1999, owner of such Predio Ferial.

The fair value of the APSA’s investment in the joint venture was determined based on the fair value of EHSA’s net assets, with the rights of use being the main asset. APSA has allocated the price paid at the fair value of the net assets acquired.  Such allocation and the goodwill were recognized under the line “Investments in associates and joint venture” in the statement of financial. The amount of Ps. 6.1 million has been included as an asset, in the line trade and other receivables.

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

Disposal of financial assets

During the year 2013, the Group sold 17,105,629 ordinary shares of Hersha for a total amount of US$ 92.5 million. Consequently, as of the date of issuance of these Consolidated Financial Statements, the Group’s interest in Hersha’s capital stock decreased from 9.13% (at the beginning of the year) to 0.49%.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

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

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 14,442 m2.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

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

Consideration paid:	11.27.2012
Cash and cash equivalents	118,373
Total consideration paid	118,373
Fair value of the interest in Rigby’s equity held before the business combination	227,462
Total consideration	345,835
Recognized balances of acquired identifiable assets and assumed liabilities:
Cash and cash equivalents	499
Investment properties (Note 10)	679,219
Restricted assets (i)	11,818
Trade and other receivables	2,317
Borrowings	(252,834)
Trade and other payables	(12,081)
Deferred income tax liabilities (Note 27)	(26,103)
Total net identifiable assets	402,835
Non-controlling interest	(102,723)
Goodwill (Note 13)	45,723
Total	345,835

(i)	Corresponds to cash held in escrow as security deposits and taxes paid in advance by tenants.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

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

Disposal of joint ventures

On June 28, 2013, IRSA sold, assigned and transferred to Euromayor S.A. de Inversiones the 100% of its equity interest in Canteras Natal Crespo S.A., accounting for a 50% interest in that company’s capital stock for an aggregate amount of US$ 4.2 million; out of that amount, US$ 1.4 million was cashed in July 2013, with the balance being payable as follows: US$ 2.4 million on March 31, 2014 and US$ 0.4 million against delivery to IRSA of certain lots in the development to be carried out in Canteras Natal Crespo S.A.’s property, or in cash, what IRSA decides. IRSA was granted a security interest on the 100% of Canteras Natal Crespo S.A.’s shares to secure payment of the remaining balance.

Disposal of subsidiaries

During the current year, the Company sold to Doneldon S.A. the 100% of Sedelor S.A.’s, Alafox S.A.’s and Codalis S.A.’s capital stock, all of them companies incorporated in the Republic of Uruguay. Then, the Company sold to Cresud the 100% of Doneldon S.A.’s capital stock.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

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

Acquisition of non-controlling interest

APSA

During the year ended June 30, 2012, the Group acquired an additional equity interest of 0.038% in APSA for a total consideration of Ps. 0.8 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.4 million. The effect on shareholders’ equity of this change in the equity interest in APSA is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	350
Price paid for the non-controlling interest	(752)
Reserve recognized in the Shareholders´ equity	(402)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

Arcos

On September 7, 2011, the Group, through APSA, acquired an additional 8.185% interest in its subsidiary Arcos for a total consideration of US$ 4.5 million. The carrying amount of the non-controlling interest in Arcos as of the date of the acquisition was Ps. 817 (representing 20% interest As a result of this transaction, the non-controlling interest was increased by Ps. 187 and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 16,020. The effect on shareholders´ equity of the parent of this change in the equity interest in Arcos is summarized as follows:

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

In spite of the fact that the Group exerts significant influence on Supertel, neither the Preferred Shares nor the Warrants entitle the Group to the economic benefits of an equity interest in Supertel. Therefore, the Preferred Shares and Warrants were recorded as financial assets and measured at fair value, and the resulting changes were disclosed in the statements of income, as required by IFRS 9.

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

Contribution to Don Mario S.G.R.

On June 29, 2012, the Group, through APSA, effectively made a contribution in the amount of Ps. 10 million to Don Mario S.G.R., a reciprocal guarantee company under Argentine law. The SGRs are legal entities created for promoting financing for the small and medium business (PYMES) and for reactivating national economy. The SGRs are funded through the contributions of investors who, in turn, obtain tax benefits. The SGRs act in their capacity of guarantors for PYMES in relation to the borrowings they receive from financial institutions. The funds received are generally invested in fixed-term deposits by the SGRs. The Group has received five shares with a nominal value of Ps. 0.005. These shares are symbolic and merely represent the Group’s rights in the investment. These shares do not grant control or significant influence over the entity’s activities. APSA must maintain the investment in the SGR for a period of 2 years in order to make use of the tax benefit.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

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

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 41,193 sq.

3.2.	Transactions and authorizations pending

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

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

This transaction was subject to certain conditions precedent, among which the Group through APSA should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, APSA should have started the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds of APSA's future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permissions and authorizations to be carried out in APSA's future units. At June 30, 2014, the two conditions have not been fulfilled.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

c) Antitrust Law

Law No. 25,156, known as "Antitrust Law" as amended, prevents anticompetitive practices and requires administrative authorization for transactions that according to the Antitrust Law would lead to market concentration. According to this law, such transactions include mergers, acquisitions and/or transfers either of businesses or assets by which the acquirer controls or substantially influences another party. Transactions completed by entities with an annual sales volume of more than Ps. 200.0 million must be submitted to the Comisión Nacional de Defensa de la Competencia (hereinafter referred to as the "Antitrust Commission") for authorization. Certain exceptions apply. Submissions may be filed either prior to the transaction or within a week after its completion. The Antitrust Commission may (i) authorize the transaction, (ii) condition the transaction to the accomplishment of certain acts, or (iii) reject the authorization.

In general, acquisitions effected by the Group are within the scope of the Antitrust Law. In these cases, the Group directly requests authorization. In other cases, the Group may request the Antitrust Commission to issue a prior statement about whether a particular transaction should be either notified or submitted for authorization by the Group.

As of June 30, 2014, the following cases are pending resolution by the Antitrust Commission:

(i) The Group requested the Antitrust Commission to issue a statement about the Group's obligation to either notify or submit for authorization the acquisition of the property formerly owned by Nobleza Piccardo S.A.I.C.y F. The Antitrust Commission stated that the operation had to be notified. The Group appealed this decision. Subsequently, the Court of Appeals confirmed the Antitrust Commission's decision regarding the obligation to notify and, therefore, on February 23, 2012, local form F1 was filed, which is being processed as of the date these consolidated financial statements are issued.

(ii)       Purchase of Arcos shares: On December 3, 2009 the Group requested that the CNDC issued a ruling on the notification requirement. The CNDC confirmed that the transaction had to be notified; as a result, notice was served in December 2010 and as of the balance sheet date it is still pending.

(iii)       Acquisition of shares in Nuevo Puerto Santa Fe (NPSF): On August 23, 2011 the Group informed the CNDC of the direct and indirect acquisition of NPSF (APSA directly acquired 33.33% of NPSF and indirectly a 16.66% through its controlled company Torodur S.A.).  To date, the transaction is pending approval.

(iv) Acquisition of shares in Entertainment Holdings SA (EHSA): On December 7, 2012, the Group informed the CNDC of the acquisition of shares in EHSA, which indirectly owns 50% of La Rural S.A. – a company that operates a convention center known as Predio Ferial de Palermo. As of the balance sheet date, the transaction is pending approval by the CNDC.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

(v) On November 20, 2009, after the sale of the building named Edificio Costeros Dique II, the Group applied to the Antitrust Commission for a consultative opinion on whether the Company had to notify that transaction or not. The Antitrust Commission stated that there was an obligation to notify the situation. The Group appealed against this decision, but it was confirmed at court. As a consequence, on December 5, 2011, we notified the transaction, which was authorized through Resolution SCI No. 38, on April 30, 2013.

(vi) On June 16, 2012, the Group sold to Cabaña Don Francisco S.A. certain Costeros Dique IV´s functional units, to be used for office space, and complementary units to be used for parking. In addition, the Company assigned upon the purchaser all rights and interests arising from lease agreements involving the conveyed units. As a result, an advisory opinion was requested from the Antitrust Commission as to the need to report such transaction. The inquiry was decided through Ruling SCI N° 68 issued on May 21, 2014 and provided that the transaction was except from the notification requirement.

4.	Risk management

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Risk management (continued)

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

The real estate activities of the Group’s subsidiaries are primarily located in Argentina where the Argentine Peso is the functional currency. A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (Principally the Argentine Peso), thus not exposing the Group to foreign exchange risk. However, in the ordinary course of business, the Group transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US dollars and to a lesser extent, the Israeli shekel. The Group´s net financial position exposure to the US dollar is managed on a case-by-case basis, by entering into different derivative instruments and/or by borrowing in foreign currencies. Exposure to other foreign currencies has not been significant to date.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
4.	Risk management (Continued)

Financial instruments are only considered sensitive to foreign exchange rates where they are not in the functional currency of the entity that holds them. The following table shows the Company’s US dollar-denominated (US$) and new Israeli shekel (NIS), net carrying amounts of its financial instruments broken down by the functional currencies in which the Group operates for the years ended June 30, 2014 and 2013. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position (Liability)/Asset
Functional currency	June 30, 2014 (Restated)		June 30, 2013
	US$	NIS	US$	NIS
Argentine Peso	(3,051,877)	-	(1,574,393)	-
Uruguayan Peso	(63,254)	-	(40,859)	-
US Dollar	-	(86,581)	-	-
Total	(3,115,131)	(86,581)	(1,615,252)	-

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would increase loss before income tax for the years ended June 30, 2014 and 2013 for an amount of Ps. 311.5 and Ps. 161.5 million, respectively. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the statements of income.

Moreover, the Group estimates that, all other factors being equal, a depreciation of the NIS to the US$ by 10% as of the balance sheet date would decrease the net income before tax by Ps. 8.7 million as of June 30, 2014. An appreciation of 10% of the new Israeli shekel against functional currencies would have the same and opposite effect on the income statements.

This sensitivity analysis provides only a limited, point-in-time view of the foreign exchange risk sensitivity of certain of the Group’s financial instruments. The actual impact of the interest rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

On the other hand, the Group also uses derivatives, such as forward exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2014 and 2013 there are no future exchanges contract pending. Their amounts are Ps.14,225 and Ps. 1,732, respectively. (See Note 19)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
4.	Risk management (Continued)

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

The Group’s interest rate risk principally arises from long-term borrowings (Note 24). Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate movements that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

The Group occasionally manages its cash flow interest rate risk exposure by different hedging instruments, including but not limited to interest rate swap, depending on each particular case. For example, interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates or vice versa.

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

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
4.	Risk management (Continued)

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) for the fiscal years ended June 30, 2014 and 2013. All amounts are shown in thousands of Argentine Pesos, the Group’s presentation currency:

	June 30, 2014 (Restated) Functional currency
Rate per currency	Argentine Peso	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	210,421	-	-	210,421
US Dollar	3,381,332	64,672	677,365	4,123,369
Subtotal fixed-rate borrowings	3,591,753	64,672	677,365	4,333,790
Variable rate:
Argentine Peso	759,959	-	-	759,959
US Dollar	-	-	-	-
Subtotal variable-rate borrowings	759,959	-	-	759,959
Total borrowings as per analysis	4,351,712	64,672	677,365	5,093,749
Finance leases	2,752	-	-	2,752
Total borrowings as per statement of financial position	4,354,464	64,672	(i) 677,365	5,096,501

(i)     Includes Ps. 603,021 disclosed in the line “Liabilities held for sale” (Note 42).

	June 30, 2013 Functional currency
Rate per currency	Argentine Peso	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	364,497	-	-	364,497
US Dollar	2,274,415	43,397	399,691	2,717,503
Subtotal fixed-rate borrowings	2,638,912	43,397	399,691	3,082,000
Variable rate:
Argentine Peso	567,319	-	-	567,319
US Dollar	43,339	-	-	43,339
Subtotal variable-rate borrowings	610,658	-	-	610,658
Total borrowings as per analysis	3,249,570	43,397	399,691	3,692,658
Finance leases	2,513	-	-	2,513
Total borrowings as per statement of financial position	3,252,083	43,397	399,691	3,695,171
The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2014 and 2013, in Ps. 7.6 and Ps. 6.1 million, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
4.	Risk management (Continued)

The table below shows the Group´s sensitivity to interest rate risks. All amounts are shown in thousands of Argentine Pesos.

	June 30, 2014 (Restated)
	Functional currency
Rate per currency	Argentine Peso	Argentine Peso	Argentine Peso
Variable rate:
Argentine Peso	7,600	-	7,600
US dollar	-	-	-
Total effects on Profit before income tax	7,600	-	7,600

	June 30, 2013
	Functional currency
Rate per currency	Argentine Peso	Argentine Peso	Argentine Peso
Variable rate:
Argentine Peso	5,673	-	5,673
US Dollar	433	-	433
Total effects on Profit before income tax	6,106	-	6,106

The sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group’s financial instruments. The actual impact of the interest rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Other price risk

The Group is exposed to equity securities price risk or derivative financial instruments because of investments held in entities that are publicly traded (mainly TGLT, Hersha, preferred shares and warrants of Supertel, IDBD and others) which are classified on the consolidated statements of financial position at “fair value through profit or loss”. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

As of June 30, 2014 and 2013 the total value of Group´s investments in shares of public companies amounts to Ps. 938.2 million and Ps. 243.1 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
4.	Risk management (Continued)

The table below shows the Group’s sensitivity to equity securities price risk. The Group estimates that, other factors being constant, a 10% decrease in equity securities quoted prices at year-end would increase loss before income tax for the years ended June 30, 2014 and 2013 for an amount of Ps. 95.8 and Ps. 24.3, respectively. As follows:

Increase loss before income tax (in million)
Company	June 30, 2014 (Restated)
IDBD	59.3
Supertel	23.3
TGLT	6.4
Hersha	5.4
Others	1.4
Total	95.8

Decrease profit before income tax (in million)
Company	June 30, 2013
Supertel	13.9
TGLT	5.7
Hersha	3.0
Others	1.7
Total	24.3

An increase of 10% on these prices would have an equal and opposite effect in the statement of income.

This sensitivity analysis provides only a limited. point-in-time view of the price risk sensitivity of certain of the Group’s equity securities. The actual impact of the price changes on the equity securities may differ significantly from the impact shown in the sensitivity analysis.

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

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
4.	Risk management (Continued)

The Group’s policy is to manage credit exposure to deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high credit quality. The Group places its cash and cash equivalents, investments and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the statements of financial position.

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

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 96.9% and 95.9% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping center, office and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any losses from non-performance by these counterparties. See details in Note 17.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
4.	Risk management (Continued)

On the other hand, property receivables related to the sale of trading properties represent 0.6% and 1.9% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
4.	Risk management (Continued)

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at each reporting date.

At June 30, 2014 (Restated)	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables (i)	631,980	67,232	47,809	16,646	47,322	810,989
Borrowings (excluding finance lease liabilities) (ii)	1,733,305	653,608	2,615,045	226,214	1,493,185	6,721,357
Finance leases	1,780	547	426	-	-	2,753
Derivative financial instruments	-	144,808	176,039	-	-	320,847
Total	2,367,065	866,195	2,839,319	242,860	1,540,507	7,855,946

(i)	Includes 170,245 disclosed in the line “Liabilities directly associated with assets classified as held for sale” (Note 42)
(ii)	Includes 603,021 disclosed in the line “Liabilities directly associated with assets classified as held for sale” (Note 42)

At June 30, 2013	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	586,630	66,992	30,354	32,429	19,306	735,711
Borrowings (excluding finance lease liabilities)	1,389,125	334,475	278,468	1,534,523	1,466,875	5,003,466
Finance leases	1,243	1,270	-	-	-	2,513
Total	1,976,998	402,737	308,822	1,566,952	1,486,181	5,741,690

(d)	Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 24. The Group’s equity is analyzed into its various components in the statements of changes in equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

The Group seeks to manage its capital requirements to maximize value through the mix of debt and equity funding, while ensuring that Group entities continue to operate as going concerns, comply with applicable capital requirements and maintain strong credit ratings.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
4.	Risk management (Continued)

The Group assesses the adequacy of its capital requirements. cost of capital and gearing (i.e. debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure that (i) sufficient funds and financing facilities are available to implement the Group’s property development and business acquisition strategies, (ii) adequate financing facilities for unforeseen contingencies are maintained, and (iii) distributions to shareholders are maintained within the Group’s dividend distribution policy. The Group also protects its equity in assets by taking out insurance.

The Group’s strategy is to maintain key financing metrics (net debt to total equity ratio or gearing and debt ratio) in order to ensure that asset level performance is translated into enhanced returns for shareholders whilst maintaining an appropriate risk reward balance to accommodate changing financial and operating market cycles.

The following table details the Group’s key metrics in relation to managing its capital structure. The ratios are within the ranges previously established by the company´s strategy.

	06.30.2014 (Restated)	06.30.2013
Gearing ratio (i)	63.74%	54.13%
Debt ratio (ii)	121.12%	84.07%

(i) Calculated as total (of current and non-current borrowings) divided by total (current borrowings and non-current borrowings plus equity). Share of joint ventures is not considered in the calculation.

(ii) Calculated as total current and non-current borrowings over total properties (including trading properties, properties plants and equipment, property investments and right to receive future units under barter agreements). Share of joint ventures is not considered in the calculation.

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

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
4.	Risk management (Continued)

The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located. the intrinsic attractiveness of it, the flow of people, the level of sales of each shopping center rental unit, the increasing competition from internet sales, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its tenants are unable to pay their higher rent obligations due to the increase in expenses. Argentine Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half month rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds during the second year of the lease. The exercise of such rescission rights could materially and adversely affect the Group.

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

Notes to Consolidated Financial Statements (Restated)
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

5.1.	Critical accounting estimates and assumptions

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

(b)	Impairment testing of goodwill, assets classified as held for sale, other non-current assets and calculation of fair value

As of the closing date, the Group reviews the carrying amounts of property, plant and equipment, finite-life intangible assets and investment property in order to identify if there are events or circumstances that indicate a decline in the recoverable amount of these assets. The indications that must be taken into account in the analysis are, among other points, physical damage or significant changes to the manner in which the asset is used, worse than expected economic performance or a drop in revenues. When the asset, does not generate independent cash flows from others assets, the Group estimates the recoverable value of the cash-generating unit to which the asset relates.

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

Notes to Consolidated Financial Statements (Restated)
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

The following table shows the amounts corresponding to goodwill and to non-current assets other than the goodwill of cash-generating units with allocated goodwill for fiscal years ended June 30, 2014 and 2013.

Cash-generating unit	Country	Segment	Valuation method	06.30.2014 (Restated)	06.30.2013
Madison (ii)	U.S.A.	International	Discounted cash flows	-	51,069
Torre Bank Boston	Argentina	Offices and other	Market comparable	5,481	5,481
Arcos del Gourmet	Argentina	Offices and other	Discounted cash flows	20,873	20,873
Conil	Argentina	Shopping Center Properties	Market comparable	343	343
Value at year end of non-current assets other than goodwill (i)				390,976	1,024,198
Total assets allocated to Cash-generating units				417,673	1,101,964

(i)     Non-current assets include investment properties (principally shopping centers and offices), property, plant and equipment, intangible assets and net working capital.
(ii)    The building is available for sale as of June 30, 2014, with goodwill of Ps. 77.1 million. They were tested for possible impairments, as explained in Note 42.

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

The Group applies different valuation methods in order to estimate fair value for the impairment test and/or to be disclosed in the notes to the financial statements, namely: discounted cash flows, capitalization method and market comparable.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.	Critical accounting estimates, assumptions and judgments (Continued)

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

During the fiscal year ended June 30, 2014, the Group decided to modify the methodology previously used to determine fair market values of its shopping centers, shifting from discounted cash flows as of June 2013 to capitalization method in June 2014.

The methodology used by the Group involves simulation models in which the current annual operating income flows of a given property is considered to be a stabilized flow in perpetuity, which is divided by a capitalization rate derived from market comparables. This rate is adjusted by existing differences with the comparables in major features such as size, location and/or condition of asset, in order to determine its fair value. The Group considers that the new methodology reflects more reliably the fair market value of its shopping centers as it is based on the current annual net operating income of Group’s assets and uses market information to determine the capitalization rate; as such, it is a more transparent valuation method internationally recognized in the industry. In addition, it is the same valuation methodology used to determine shopping centers’ value by other companies, hence, it is more useful to make comparisons against such valuations.

As of June 30, 2014 and 2013 fair value of investment properties was computed using an average capitalization rate of approximately 10% (a 9% to 12% range was considered).

Generally, an increase in the annual flow of operating income will lead to an increase in the fair value of investment properties. An increase in the capitalization rate will lead to a decline in the fair value of investment properties.

The Group has modified the fair market value of its shopping centers as of June 30, 2013 to render it comparable with the value as of June 30, 2014.

This modification was solely introduced for those assets that are currently operating and generate an annual flow of net operating income. Where such information was not observable, the discounted cash flow or comparable methods continue to be used.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
5.	Critical accounting estimates, assumptions and judgments (Continued)

In the model of sales comparison approach (or market comparable), apply the sale prices of comparable properties located nearby, which are adjusted by the differences in the most significant features of such property, such as, size and condition. The most relevant data included in this method is the price per square meter.

The following table details the models used for each segment:

	2014	2013
Operating Shopping Center	Capitalization	Capitalization (“)
Non-operating shopping centers	Discounted cash flows / Market comparable	Discounted cash flows / Market comparable
Offices and other	Market comparable	Market comparable
International	Discounted cash flows	Discounted cash flows
Sales and developments	Market comparable	Market comparable

 (“) Previously the Group used discounted cash flows.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
5.	Critical accounting estimates, assumptions and judgments (Continued)

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

5.2	Critical judgments in applying of Group’s accounting policies

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

In assessing the realizability of deferred tax assets, the Group considers whether it is probable that some portion or all of the deferred tax assets will not be realized. In order to make this assessment, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. See details on Note 27.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
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

•	The absolute amount of its reported profit or loss is ten percent or more of the greater, in absolute amount, of:

o	the combined reported profit of all operating segments that do not report a loss; and

o	the combined reported loss of all operating segments that report a loss.

•	Its assets are ten percent or more of the combined assets of all operating segments.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

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

•	The “Offices and others” segment includes the operating results of the Group’s lease revenues of office and other rental space and other service revenues related to the office activities.

•	The “Sales and Development” segment includes the operating results of the sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance.

•	The “Hotels” segment includes the operating results of the Group’s hotels mainly comprised of room, catering and restaurant revenues.

•
The “International” segment includes profit or loss on investments in subsidiaries and/or associates that mainly operate in the United States in relation to the lease of office buildings and hotels in that country, and the results arising from investment in IDBD at fair value.

•
The “Financial operations and others” segment primarily includes the financial activities carried out by the associates Banco Hipotecario S.A. and Tarshop S.A., and e-commerce activities carried out by the associate Avenida Inc., among others.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
6.	Segment information (Continued)

Below is an analysis of the segments of the Group for the fiscal years ended June 30, 2014, 2013 and 2012:

	June 30, 2014 (Restated)
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues (i)	2,048,516	340,862	85,531	331,562	90,820	574	2,897,865
Costs	(966,187)	(111,718)	(33,498)	(215,980)	(60,404)	(373)	(1,388,160)
Gross Profit	1,082,329	229,144	52,033	115,582	30,416	201	1,509,705
Gain from disposal of investment properties	-	-	235,507	-	-	-	235,507
General and administrative expenses	(101,538)	(41,945)	(37,466)	(59,585)	(59,476)	(56)	(300,066)
Selling expenses	(73,427)	(20,751)	(13,706)	(42,335)	-	110	(150,109)
Other operating results, net	(46,568)	(3,060)	8,137	(2,680)	(895)	(2,856)	(47,922)
Profit / (Loss) from operations	860,796	163,388	244,505	10,982	(29,955)	(2,601)	1,247,115
Share of profit / (loss) of associates and joint ventures	-	(899)	6,368	789	(616,313)	169,916	(440,139)
Segment Profit / (Loss)	860,796	162,489	250,873	11,771	(646,268)	167,315	806,976
Investment properties	2,253,372	783,683	369,793	-	-	-	3,406,848
Property, plant and equipment	20,455	30,026	3,744	164,386	1,501	-	220,112
Trading properties	-	-	141,161	-	-	-	141,161
Goodwill	1,667	9,392	-	-	-	-	11,059
Right to receive future units under barter agreements	9,264	-	75,813	-	-	-	85,077
Assets classified as held for sale (iii)	-	-	-	-	1,357,866	-	1,357,866
Inventories	10,625	-	584	6,011	-	-	17,220
Investments in associates and joint ventures	-	23,208	38,289	22,129	628,658	1,255,012	1,967,296
Operating assets (ii)	2,295,383	846,309	629,384	192,526	1,988,025	1,255,012	7,206,639

(i) From all of the Group’s revenues, Ps. 2.807 million is originated in Argentina and Ps. 91 million in United States.
(ii) From all of the Group´s assets included in the segment, Ps. 5,108 million is located in Argentina and Ps. 2,099 million in other countries, principally in United States for Ps. 1,988 and Uruguay for Ps. 111 million, respectively.
(iii) See Note 42 for details.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

	June 30, 2013
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues (i)	1,625,013	292,355	141,996	225,836	40,905	1,203	2,327,308
Costs	(768,516)	(118,561)	(106,399)	(168,283)	(33,494)	(907)	(1,196,160)
Gross Profit	856,497	173,794	35,597	57,553	7,411	296	1,131,148
Gain from disposal of investment property	-	-	183,767	-	-	-	183,767
General and administrative expenses	(67,596)	(34,984)	(32,901)	(49,883)	(13,158)	(250)	(198,772)
Selling expenses	(58,908)	(11,360)	(16.455)	(28,919)	-	(1,588)	(117,230)
Other operating results, net	(45,020)	(247)	6,342	(369)	135,082	(3,363)	92,425
Profit / (Loss) from operations	684,973	127,203	176,350	(21,618)	129,335	(4,905)	1,091,338
Share of profit / (loss) of associates and joint ventures	-	(2,514)	2,329	83	(82,552)	62,574	(20,080)
Segment Profit / (Loss)	684,973	124,689	178,679	(21,535)	46,783	57,669	1,071,258
Investment properties	2,224,008	799,644	376,691	-	744,587	-	4,144,930
Property, plant and equipment	17,385	23,029	3,972	168,200	199	-	212,785
Trading properties	-	-	125,549	-	-	-	125,549
Goodwill	1,667	9,392	-	-	51,069	-	62,128
Right to receive future units under barter agreements	9,264	-	83,961	-	-	-	93,225
Inventories	10,002	-	463	5,962	-	-	16,427
Investments in associates and joint ventures	-	23,385	32,759	21,339	802	1,081,190	1,159,475
Operating assets (ii)	2,262,326	855,450	623,395	195,501	796,657	1,081,190	5,814,519

(i) From all of the Group’s revenues, Ps. 2,286 million is originated in Argentina and Ps. 41 million in United States.
(ii) From all of the Group´s assets included in the segment, Ps. 4,937 million is located in Argentina and Ps. 877 million in other countries, principally in United States for Ps. 797 and Uruguay for Ps. 81 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
6.	Segment information (Continued)

	June 30, 2012
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues (i)	1,321,589	255,515	162,750	170,012	-	4,836	1,914,702
Costs	(628,474)	(95,007)	(114,191)	(117,662)	-	(1,687)	(957,021)
Gross Profit	693,115	160,508	48,559	52,350	-	3,149	957,681
Gain from disposal of investment properties	-	-	116,689	-	-	-	116,689
General and administrative expenses	(58,324)	(36,897)	(36,473)	(37,873)	(8,838)	(296)	(178,701)
Selling expenses	(44,175)	(10,049)	(21,136)	(22,788)	-	2,157	(95,991)
Other operating results, net	(23,126)	(5,804)	(6,820)	(1,526)	43	736	(36,497)
Profit / (Loss) from operations	567,490	107,758	100,819	(9,837)	(8,795)	5,746	763,181
Share of profit / (loss) of associates	-	-	1,046	(134)	(76,840)	90,694	14,766
Segment Profit / (Loss)	567,490	107,758	101,865	(9,971)	(85,635)	96,440	777,947
Investment properties	2,139,447	980,178	362,175	-	-	-	3,481,800
Property, plant and equipment	15,989	26,359	4,164	181,322	199	-	228,033
Trading properties	-	-	218,295	-	-	-	218,295
Goodwill	1,667	9,392	-	-	-	-	11,059
Right to receive future units under barter agreements	9,264	-	83,961	-	-	-	93,225
Inventories	10,394	-	474	4,791	-	-	15,659
Investments in associates	-	-	28,727	21,256	118,326	1,048,536	1,216,845
Total segment assets (ii)	2,176,761	1,015,929	697,796	207,369	118,525	1,048,536	5,264,916

(i)	The Group’s revenues are entirely originated in Argentina.
(ii)
From all of the Group´s assets included in the segment, Ps. 5,085 million is located in Argentina and Ps. 180 million in other countries, principally in United States for Ps. 119 and Uruguay for Ps. 61 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
6.	Segment information (Continued)

The shopping center properties of the Group are all located in Argentina, the country of domicile of the Group. Mainly, the Group’s offices and other rental properties are also located in Argentina. Both office buildings located in the United States belonging to a Group’s subsidiary and to a Group's associate are disclosed in the “International” column. The Group’s hotels are located in Argentina and United States.  The Group’s trading properties are located in Argentina and Uruguay.

For segment reporting purposes, operating results of Joint ventures operations from Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A. are presented under the method of proportionate consolidation. Under this method, the income/loss generated by joint businesses is reported in the income statements line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the statement of income. Therefore, the proportional consolidation method is used by the Group’s Executive Committee to assess and understand the return and the results of operations of the business as a whole. On the other hand, operating results of Entertainment Holding S.A. joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main assets consists of an indirect interest of 25% of la Rural S.A..

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
6.	Segment information (Continued)

	June 30, 2014 (Restated)
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	As per Statement of income
Revenues	2,897,865	(46,439)	(6,250)	2,845,176
Costs	(1,388,160)	28,986	4,681	(1,354,493)
Gross profit	1,509,705	(17,453)	(1,569)	1,490,683
Gain from disposal of investment properties	235,507	-	-	235,507
General and administrative expenses	(300,066)	804	2,334	(296,928)
Selling expenses	(150,109)	3,507	366	(146,236)
Other operating results, net	(47,922)	3,183	(1,131)	(45,870)
Profit from operations	1,247,115	(9,959)	-	1,237,156
Share of profit / (loss) of associates and joint ventures	(440,139)	26,368	-	(413,771)
Segment profit Before Financing and Taxation	806,976	16,409	-	823,385

	June 30, 2013
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	As per Statement of income
Revenues	2,327,308	(136,229)	(3,899)	2,187,180
Costs	(1,196,160)	105,882	2,667	(1,087,611)
Gross profit	1,131,148	(30,347)	(1,232)	1,099,569
Gain from disposal of investment properties	183,767	-	-	183,767
General and administrative expenses	(198,772)	2,157	1,774	(194,841)
Selling expenses	(117,230)	10,993	112	(106,125)
Other operating results, net	92,425	1,497	(654)	93,268
Profit from operations	1,091,338	(15,700)	-	1,075,638
Share of profit / (loss) of associates and joint ventures	(20,080)	12,689	-	(7,391)
Segment profit Before Financing and Taxation	1,071,258	(3,011)	-	1,068,247

	June 30, 2012
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	As per Statement of income
Revenues	1,914,702	(122,843)	(1,543)	1,790,316
Costs	(957,021)	98,281	82	(858,658)
Gross profit	957,681	(24,562)	(1,461)	931,658
Gain from disposal of investment properties	116,689	-	-	116,689
General and administrative expenses	(178,701)	2,395	1,959	(174,347)
Selling expenses	(95,991)	11,218	-	(84,773)
Other operating results, net	(36,497)	4,549	(498)	(32,446)
Profit from operations	763,181	(6,400)	-	756,781
Share of profit / (loss) of associates	14,766	(3,106)	-	11,660
Segment profit Before Financing and Taxation	777,947	(9,506)	-	768,441

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
6.	Segment information (Continued)

Total segment assets are allocated based on the operations of each segment and the physical location of them. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statements of financial position under IFRS show the net investment in these joint ventures as a single item.

The reconciliation between total assets included in segment information and the assets as per the statements of financial position is as follows:

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Total reportable assets as per Segment Information	7,206,639	5,814,519	5,264,916
Investment properties	(137,253)	(161,664)	(215,838)
Property, plant and equipment	(99)	(112)	-
Trading properties	(5,908)	(19,396)	(125,433)
Goodwill	(5,235)	(5,235)	(5,235)
Right to receive future units under barter agreements	-	-	-
Inventories	(257)	(106)	-
Assets held for sale	-	-	-
Investment in associates and joint ventures	293,509	264,461	228,970
Total assets as per the Statement of Financial Position	7,351,396	5,892,467	5,147,380

During the years ended June 30, 2014, 2013 and 2012, revenues attributable to the segment “Offices and Other” include Ps. 44,067, Ps. 34,229 and Ps. 32,392, which account for 13%, 12% and 13% of the total revenues derived from that segment during each year, respectively, pertaining to a particular tenant.

7.	Information about subsidiaries

General Information

The Group conducts its business through several operating and holding subsidiaries. See breakdown of Group, their percentage of ownership interest, materiality criteria and other relevant information on the Group’s subsidiaries in Note 2.3.(a).

See Note 3 for information about acquisitions and disposals of subsidiaries performed during the fiscal years ended June 30, 2014 and 2013.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
7.	Information about subsidiaries (Continued)

Restrictions, commitments and other matters in respect of subsidiaries

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group’s subsidiaries under this law have not reached the legal capped amounts. Dividends distribution of Group´s subsidiaries are on the basis of their separate financial statement.

APSA

Arcos del Gourmet

The Group committed with the Government of the City of Buenos Aires to execute the works for Arcos del Gourmet S.A.. The works at Arcos del Gourmet as of June 30, 2014 and 2013 amount to Ps. 236,202 and Ps. 136,313, respectively.

At June 30, 2014, contractual obligations mainly correspond to constructions regarding this project and amount to Ps. 234 million. On December 10, 2013 Court of Appeals from the Autonomous City of Buenos Aires ratified an injunction that suspends the opening of the shopping center on the grounds that it has failed to obtain certain government permits. Even though the construction has all regulatory permits in place, the Company is carrying out specific actions, has challenged the ruling, and has requested that the injunction be lifted and has reasonable expectations of a favorable result. Along this line, on April 10, 2014, the government of the city of Buenos Aires issued a new environmental compliance certificate.

On the other hand, in one of the two judicial processes (amparos – actions intended to protect constitutional rights) currently being heard, “Charlon, Marcelo Alejandro and others VS. GCBA on/ amparo”, the Court of Appeals referred above confirmed the decision rendered by the lower court whereby the action was abated, as per notice served upon us on September 1, 2014. This means the process has concluded with the decision being favorable to us.

As to the other process entitled “Federación de Comercio e Industria de la Ciudad de Buenos Aires (FECOBA) and others vs. GCBA on amparo”, on August 29, 2014 the lower court rendered a decision rejecting the case.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
7.	Information about subsidiaries (Continued)

Shopping Neuquén

The Group entered into an agreement with the Municipality of Neuquén whereby it agreed to build all the Shopping Center in a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes.  As of June 30 2014 and 2013 works in Shopping Neuquén S.A. amount to Ps. 126,799 and Ps. 43,138, respectively.

At June 30, 2014, contractual obligations mainly correspond to constructions regarding this project and amount to Ps. 205.0 million. The project is expected to be completed in March, 2015.

Rigby

The Group guarantees the loan agreement of Rigby up to its interest in its subsidiaries.  The loan has an outstanding principal balance of US$ 75 million as of June 30, 2014. See Note 42.

Information about subsidiaries with material non-controlling interests

As mentioned in Note 2.3 (a), the following non-controlling interest is considered significant to the Group:

	Equity attributable to non-controlling interest (in million)
Subsidiary	June 30, 2014 (Restated)	June 30, 2013
Rigby 183 LLC	120.1	85.3
Panamerican Mall S.A.	148.4	126.5
Dolphin Fund Ltd.	96.9	-

The non-controlling interests for the remaining subsidiaries aggregate Ps. 183.0 and Ps. 173.4 million, as of June 30, 2014 and 2013, respectively. None of these subsidiaries have non-controlling interests which are individually considered material to the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about subsidiaries (Continued)

Set out below is the summarized financial information for the subsidiaries that have non-controlling interest that are considered material to the Group:

Summarized statements of financial position

	PAMSA		RIGBY		Dolphin Fund Ltd.
	June 30, 2014 (Restated)	June 30, 2013	June 30, 2014 (Restated)	June 30, 2013	June 30, 2014 (*) (Restated)
ASSETS
Total Non-current assets	474,207	516,785	-	761,997	595,991
Total Current assets	361,857	191,869	1,288,300	18,088	448,539
TOTAL ASSETS	836,064	708,654	1,288,300	780,085	1,044,530
LIABILITIES
Total Non-current liabilities	17,895	17,456	-	439,432	320,847
Total Current liabilities	76,329	58,681	817,275	5,961	187,825
TOTAL LIABILITIES	94,224	76,137	817,275	445,393	508,672
NET ASSETS	741,840	632,517	471,025	334,692	535,858

(*)     As of June 30, 2013 it did not accomplish with materiality criteria and only has minor interests.

Summarized statements of income and statements of comprehensive income

	PAMSA		RIGBY		Dolphin Fund Ltd.
	June 30, 2014 (Restated)	June 30, 2013	June 30, 2014 (Restated)	June 30, 2013	June 30, 2014 (Restated)
Revenues	262,273	206,792	90,820	40,905	-
Profit / (Loss) before income tax	168,211	98,653	(12,264)	8,125	(802,155)
Income tax expense	(58,888)	(34,702)	-	-	-
Profit / (Loss) for the year	109,323	63,951	(12,264)	8,125	(802,155)
Other comprehensive income	-	-	160,112	39,952	271,213
Total comprehensive income/(loss) for the year	109,323	63,951	147,848	48,077	(530,942)
Profit / (Loss) attributable to non-controlling interest	21,865	12,790	(3,127)	2,072	(116,618)
Dividends paid to non-controlling interest	-	9,170	-	28,499	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about subsidiaries (Continued)

Summarized statement of cash flows

	PAMSA		RIGBY
	June 30, 2014 (Restated)	June 30, 2013	June 30, 2014 (Restated)	June 30, 2013
Net cash (used in) generated by operating activities:	(23,749)	113,490	19,352	7,807
Net cash generated from (used in) investing activities	60,871	(91,033)	(9,810)	(1,749)
Net cash (used in) generated from financing activities:	(4,301)	(41,814)	(17,760)	3,909
Net increase / (decrease) in cash and cash equivalents	32,821	(19,357)	(8,218)	9,967
Foreign exchange gain on cash and cash equivalents	150	888	4,247	1,039
Cash and cash equivalents at the beginning of the year	11,416	29,885	11,490	486
Cash and cash equivalents at end of year	44,387	11,416	7,519	11,492

The information above is the amount before inter-company eliminations.

8.	Interests in joint ventures

General information

The accounting policy used by the Group to value its interest in joint ventures, materiality criteria and other relevant information concerning these investments are described in Note 2.3 (e).

See Note 3 for information about acquisitions and disposals of joint ventures performed during the fiscal years ended June 30, 2014 and 2013.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

The table below lists the Group’s investments and the values of interests in joint ventures as well as the Group’s interest in comprehensive income of such companies as of June 30, 2014 and 2013:

Name of the entity	Place of business / country of incorporation	Main activity	Nature of the relationship	Common shares 1 vote	Value of Group's interest in equity		Group's interest in comprehensive income			% of ownership interest held
					June 30,		June 30,			June 30,			Last financial statements issued
					2014 (Restated)	2013	2014 (Restated)	2013	2012	2014	2013	2012	Common stock (nominal value)	Profit (loss) for the year	Shareholders' Equity
Quality Invest S.A. (1).	Argentina	Real estate	(2)	70,314,342	65,927	64,246	1,181	(3,056)	(23,921)	50%	50%	50%	140,629	2,383	129,803
Nuevo Puerto Santa Fe S.A.	Argentina	Commercial real estate	(3)	138,750	26,870	21,982	4,874	2,729	(254)	50%	50%	50%	27,750	10,124	43,132
Canteras Natal Crespo S.A.	Argentina	Real estate	(4)	-	-	-	-	(870)	(1,235)	-	-	50%	-	-	-
Cyrsa S.A. (1)	Argentina	Real estate	(5)	119,608,531	152,229	129,627	22,602	15,898	3,039	50%	50%	50%	239,217	45,206	304,459
Puerto Retiro S.A. (1)	Argentina	Real estate	(6)	23,067,250	44,858	44,905	(1,828)	(1,434)	(1,080)	50%	50%	50%	46,135	(3,657)	31,298
Baicom Networks S.A.	Argentina	Real estate	(7)	4,701,455	3,566	3,701	(475)	(580)	(328)	50%	50%	50%	9,403	(951)	6,579
Entertainment Holdings S.A.	Argentina	Investment	(8)	22,395,574	23,267	23,385	(838)	(2,514)	-	50%	50%	-	44,791	(1,596)	39,627
Entertainment Universal S.A.	Argentina	Event organization and others	(9)	300	(59)	-	(47)	-	-	50%	-	-	12	(10) (1,073)	(2,372)
					316,658	287,846	25,469	10,173	(23,779)

(1)	Considered material to the Group.
(2)
Quality Invest S.A. (“Quality”) is a joint venture between the Group and Efesul S.A., and is a company engaged in the exploitation of the San Martín premises (formerly owned by Nobleza Piccardo S.A.I.C. y F.).

(3)
Nuevo Puerto Santa Fe S.A. (“NPSF”) is a joint venture between the Group and Grainco S.A., an Argentinian company. The Investment consists of the right to use and operate a shopping center in the province of Santa Fe (“La Ribera Shopping”). (Note 3).

(4)
On June 28, 2013 IRSA sold, assigned and transferred to Euromayor S.A. de Inversiones the 100% of its interest in Canteras Natal Crespo S.A. This represents the 50% of Canteras Natal Crespo S.A.’s share capital (See Note 3).

(5)
Cyrsa S.A. (“Cyrsa”) is a joint venture between the Group and Cyrela Brazil Realty S.A. Emprendimentos e Participaçoes, Brazilian corporation, engaged in developing a residential apartment complex known as "Horizons" in the Northern part of Greater Buenos Aires.

(6)	Puerto Retiro S.A. ("Puerto Retiro") is a joint venture between the Group and Havord Corporation N.V. Puerto Retiro owns an undeveloped parcel of land.
(7)	Baicom Networks S.A. (“Baicom”) is a joint venture between the Group and Hector Masoero, Octopus S.A. and Rafael Garfunkel. Baicom owns an undeveloped parcel of land.
(8)
Entertainment Holdings S.A. is a joint venture which principal assets is an indirect interest of 25% in La Rural S.A. (“LRSA”), engaged in the exploitation of the exhibition grounds in Buenos Aires (Note 3).

(9)	Entretenimiento Universal S.A. is a company engaged in event organization, shows and food services. See Note 3.
(10)	Correspond to the result of the period beginning January 1, 2014 and ended June 30, 2014.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

The shares in these joint ventures are not publicly traded, so they have no listed market price available.

Evolution of Group´s investments in joint ventures for the fiscal years ended June 30, 2014 and 2013 was as follow:

	June 30, 2014 (Restated)	June 30, 2013
Beginning of the year	287,846	228,970
Acquisition of joint ventures	-	25,899
Capital contribution	3,343	29,828
Disposal of joint ventures	-	(5,774)
Cash dividends (ii)	-	(1,250)
Share of profit	25,469	10,173
End of the year (i)	316,658	287,846

Includes a balance of Ps. (59) reflecting interests in companies with negative equity as of June 30, 2014 which are disclosed in “Provisions” (see Note 23).
During the year ended June 30, 2013, the Group cashed dividends from Nuevo Puerto Santa Fe S.A. in the amount of Ps. 1.3 million

Restrictions, commitments and other matters in respect of joint ventures

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal capped amounts.

Quality Invest S.A.

In March, 2011, Quality purchased an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (“Nobleza”), a major tobacco company in Argentina. The industrial plant is located in San Martin, Province of Buenos Aires, and is suitable for redevelopment into multiple uses. The sales price was US$ 33.0 million, of which US$ 9.9 million was already paid and the balance to be paid as from May 31, 2012 in three equal and consecutive annual installments plus interest at 7.5% per annum. The assets had been mortgaged securing the debt. As of June 30, 2013 the debt was totally paid off and the mortgage was released. Nobleza sold the plant as part of its plan of relocating its operations. As part of the agreement, Nobleza requested the plant to be leased back to it for a maximum period of three years thus allowing it enough time to gradually moving its operations to the new site. In April 2011, Quality requested the CNDC, the National Commission of Competition in Argentina, to issue an advisory opinion on the obligation to notify the operation or not. Subsequently, the Court of Appeals confirmed the CNDC's decision regarding the obligation to notify and, therefore, on February 23, 2012, form F1 was filed, which is being processed as of the date these financial statements are issued.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
8.	Interests in joint ventures (Continued)

Entertainment Holdings S.A.

As noted Note 3, APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)´s capital stock and votes and as a consequence APSA holds a jointly indirect interest in LRSA of 25% which operates the fairground Predio Ferial de Buenos Aires.

In connection with the Fairground, as publicly known, in December 2012 the Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which approved the sale of the Fairground to the SRA; the effect of this new order was to revoke the sale transaction. Subsequent to December 21, 2012, the Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the National State against the interim measure timely requested by the SRA.

Neither has APSA been served notice formally nor is it a party involved in the legal actions brought by the SRA.

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/2012 was found to be unconstitutional, such order shall have no legal effects either in EHSA or in the acquisition by APSA of an equity interest in EHSA. However, should the opposite happen, that is, a court order declaring the nullity of Executive Order 2699/91 could have a real impact on acquired assets. In this scenario, the judicial decision may  render the purchase of the Plot of Land by SRA null and void , and all acts executed by SRA in relation to the Plot of Land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

Notwithstanding the above,  to date we have no idea that any judicial measure petitioned by the owner of the Plot of Land and/or the National Government, or the corresponding appeals or rulings, may have affected the actual use of the Plot of Land.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, different to the mentioned above.

Cyrsa S.A.

The Group has a pledge over the shares of Cyrsa as collateral in a barter transaction where Cyrsa will deliver residential units to the party who sold the land over which the buildings are being constructed.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

Puerto Retiro S.A.

In a series of transactions, which occurred between 1997 and 2000, IRSA acquired from an unrelated party, 50% of Puerto Retiro, whose sole asset is an undeveloped parcel of land in the Retiro neighborhood, City of Buenos Aires. Prior to the acquisition from IRSA, Puerto Retiro had acquired land from Tandanor S.A. (“Tandanor”), a formerly state-owned entity, whose majority equity interest had been acquired by Inversora Dársena Norte S.A. (“Indarsa”) in 1991 through a privatization process. The Argentine Government sustained Indarsa had not settled the outstanding balance of the purchase price of Tandanor, and as a result petitioned the bankruptcy of Indarsa. Since the sole asset of Indarsa was its ownership interest in Tandanor, the Argentine Government intended to extend the bankruptcy procedures to any company or individual whom, according to its view, acted as a group, and therefore, in this process requested the extension of the bankruptcy of Puerto Retiro and other companies and individuals. In this connection, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land acquired from Tandanor. Since 2001, IRSA has been vigorously defending against this case. In addition, the government brought a criminal action related to the privatization of Tandanor and, in this context, the court issued a restraining order that prevented Puerto Retiro from selling or mortgaging the property until the facts and potential liabilities are determined by the Court. In addition to the criminal case, once renationalized in 2007, Tandanor brought an action for damages and restitution of the land acquired by Puerto Retiro; notice of this civil action was served in 2013 and in the answer we requested that it be rejected and filed various exceptions. Management with the advice of legal counsel believes that the Group has sufficient meritorious defenses to support the court denial for bankruptcy petition. However, there can be no assurance that the Group’s position will be sustained.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves.

Information about significant joint ventures

Set out below is the summarized financial information for the joint ventures considered to be material to the Group:

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
8.	Interests in joint ventures (Continued)

Summarized statements of financial position

	June 30, 2014 (Restated)
	Cyrsa S.A.	Puerto Retiro S.A.	Quality Invest S.A.	Total
Assets
Total non-current assets	286,950	45,484	132,806	465,240
Current
Cash and cash equivalents	4,144	-	1,572	5,716
Other current assets	44,814	215	902	45,931
Total current assets	48,958	215	2,474	51,647
Total assets	335,908	45,699	135,280	516,887
Liabilities
Non-current
Financial liabilities (i)	-	9,006	1,378	10,384
Other liabilities	-	78	299	377
Total non-current liabilities	-	9,084	1,677	10,761
Current
Financial liabilities (i)	-	4,655	63	4,718
Other liabilities	31,449	662	3,737	35,848
Total current liabilities	31,449	5,317	3,800	40,566
Total liabilities	31,449	14,401	5,477	51,327
Net assets	304,459	31,298	129,803	465,560

	June 30, 2013
	Cyrsa S.A.	Puerto Retiro S.A.	Quality Invest S.A.	Total
Assets
Total non-current assets	240,060	45,067	134,922	420,049
Current
Cash and cash equivalents	2,424	-	102	2,526
Other current assets	65,075	781	867	66,723
Total current assets	67,499	781	969	69,249
Total assets	307,559	45,848	135,891	489,298
Liabilities
Non-current
Financial liabilities (i)	-	9,002	3,174	12,176
Other liabilities	-	-	-	-
Total non-current liabilities	-	9,002	3,174	12,176
Current
Financial liabilities (i)	141	4,836	1,680	6,657
Other liabilities	48,165	617	4,617	53,399
Total current liabilities	48,306	5,453	6,297	60,056
Total liabilities	48,306	14,455	9,471	72,232
Net assets	259,253	31,393	126,420	417,066
(i) Excluding trade and other payables and provisions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
8.	Interests in joint ventures (Continued)

Summarized statements of comprehensive income

	Cyrsa S.A.		Puerto Retiro S.A.		Quality Invest S.A.		Total
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Revenues	46,185	234,625	52	-	16,476	14,235	62,713	248,860
Interest income	66,290	22,089	134	99	178	1,018	66,602	23,206
Income tax expense	(25,275)	(17,121)	(187)	(744)	1,796	(437)	(23,666)	(18,302)
Profit / (Loss) for the year	45,206	31,795	(3,657)	(2,868)	2,383	(6,292)	43,932	22,635
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income for the year	45,206	31,795	(3,657)	(2,868)	2,383	(6,292)	43,932	22,635
Dividends received	-	-	-	-	-	-	-	-

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

Reconciliation of the summarized financial information presented with regard to the carrying amount of the Group’s interest in material joint ventures is as follows:

	Cyrsa S.A.		Puerto Retiro S.A.		Quality S.A.		Total
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Net assets at beginning of the year	259,253	227,458	31,393	34,261	126,420	67,473	417,066	329,192
Profit / (Loss) for the year	45,206	31,795	(3,657)	(2,868)	2,383	(6,292)	43,932	22,635
Other comprehensive income	-	-	-	-	-	-	-	-
Capital contributions	-	-	3,562	-	1,000	65,239	4,562	65,239
Net assets at end of the year	304,459	259,253	31,298	31,393	129,803	126,420	465,560	417,066
Interest held	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%
Interest in joint ventures	152,229	129,627	15,649	15,696	64,902	63,210	232,780	208,533
Higher value	-	-	29,209	29,209	1,025	1,036	30,234	30,245
Book amount at end of the year	152,229	129,627	44,858	44,905	65,927	64,246	263,014	238,778

9.	Interests in associates

The accounting policy used by the Group to value its interest in associates, materiality criteria and other relevant information concerning these investments are described in Note 2.3 (d).

See note 3 for information about acquisitions and disposals of associates performed during the fiscal years ended June 30, 2014 and 2013.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
9.	Interests in associates (Continued)

The table below lists the Group’s investments, values of interests as well as the Group’s interest in comprehensive income of such companies as of June 30, 2014 and 2013, except otherwise indicated below:

Name of the entity	Place of business / country of incorporation	Main activities	Nature of the relationship	Common shares 1 vote	Value of the Group's interest in equity		Group's interest in comprehensive income			% of ownership interest held
					June 30,		June 30,			June 30,			Last financial statements issued
					2014 (Restated)	2013	2014 (Restated)	2013	2012	2014	2013	2012	Common stock (nominal value)	Net income for the the year	Shareholders' Equity
Tarshop	Argentina	Consumer financing	(1)	26,759,288	18,681	34,992	(16,300)	2,649	7,829	20%	20%	20%	133,796	(85,940)	177,648
New Lipstick LLC	United States	Real State	(2)	N/A	(176,923)	(39,091)	(154,499)	(88,706)	(63,970)	49.80%	49.87%	49%	-	(*) (34,014)	(*) (72,764)
Rigby	United States	Real State	(3)	N/A	-	-	-	4,414	1,185	-	-	49%	-	-	-
Lipstick Management LLC	United States	Management company	(4)	N/A	1,739	799	900	447	324	49%	49%	49%	-	(*) 145	(*) 442
BHSA	Argentina	Financial	(5)	446,515,208	1,211,625	1,036,298	184,449	58,721	85,006	29.77%	29.77%	29.77%	1,500,000	606,889	3,974,368
Manibil S.A.	Argentina	Real estate	(6)	30,397,880	38,289	32,760	6,369	2,329	1,045	49%	49%	49%	62,037	12,997	78,121
Banco de Crédito & Securitización S.A.	Argentina	Financial	(7)	3,984,375	13,610	9,901	3,709	1,198	1,263	6.38%	6.38%	6.38%	62,500	39,566	223,996
Bitania 26 S.A.	Argentina	Real estate	(8)	4,724,203	22,129	21,340	789	84	(134)	49%	49%	49%	20,000	1,823	24,413
Avenida Inc.	United States	Investment	(9)	3,703,704	11,096	-	(1,944)	-	-	24.79%	-	-	16,000	(8,552)	7,448
IDB Development Corporation Ltd.	Israel	Investment	(10)	53,300,000	595,342	-	(507,363)	-	-	26.65%	-	-	-	-	-
Supertel	United States	Hotel	(11)	1,261,723	31,577	-	15,517	-	-	26.91%	-	-	65	(10,849)	30,870
					1,767,165	1,096,999	(468,373)	(18,864)	32,548

(1)	Tarshop is primarily engaged in credit card and loan origination activities.
(2)	New Lipstick LLC (“New Lipstick”) net equity comprises a rental office building in New York City known as the “Lipstick Building” with related debt.
(3)
Rigby owns a rental office building located at 183 Madison Avenue, New York, NY. Since December 31, 2012, Rigby began to be reported in a consolidated basis and ceased to be an affiliate. The building is classified as held for sale as of June 30, 2014. See Note 42.

(4)	Lipstick Management LLC is engaged in managing the Lipstick Building, an office building for rent located in New York City.
(5)
BHSA is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. Share market value is 2.41.

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

(8)	The main asset of Bitania 26 S.A. (“Bitania”) is a hotel located in the City of Rosario known as Esplendor Savoy Rosario.
(9)	Avenida Inc. is principally engaged in investing activities. As of June 30, 2014, holds 100% of Avenida Compras S.A., a Company engaged in e-commerce activity.
(10)
The Group acquired IDB on May 7, 2014. IDBD is one of the Israeli biggest and most diversified investment groups. The Group has valued its interest in IDBD at fair value through profit or loss, according to an exception of IAS 28. See Notes 2.3 (d) and 3 for further information. Since interest in IDBD is valued at fair value, participation in financial statements and other comprehensive income statement of IDBD is not shown in the table below. Share market value is 4.699 NIS.

(11)	Supertel is an investment Company engaged in hotels in EEUU..
(*)	In million of US dollars.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

The fair value of the Company´s investment in Banco Hipotecario was determined as the present value of the Company´s share of Banco Hipotecario’s future cash flows. The future cash flows of the Company´s investment in Banco Hipotecario were determined based on the following actual assumptions as of June 30, 2014:

- The Company projected the future cash flows generated by its investment in Banco Hipotecario for the period 2015 to 2022. The projected cash flows were prepared in accordance with Banco Hipotecario’s two-year complete business plan submitted to the Argentine Central Bank, as required by the applicable regulations in Argentina (2014-2015), for years 2016 to 2022 in accordance to the projections estimated by Banco Hipotecario considering the Company’s general assumptions. The cash flows were estimated assuming a constant growth year over year based on historical performance,  market research, competition information, among others. The projected cash flows also included a terminal value using a decreasing growth rate after year 2022.

- The projected cash flows included interest revenue derived from the principal revenue streams of Banco Hipotecario, including but not limited to interest revenue generated by the origination of mortgages, personal loans, credit cards and corporate loans. The projected cash flows included interest expense on customer deposits received. These volumes were determined by current demand, current market share, advertising campaigns in place and competition existing as of June 30, 2014. These projections were estimated based on internally generated models with the starting point of the two-year business plan as mentioned above.

- The projected rate “BADLAR Privada” was based on internal data and external data obtained from external consultants. “BADLAR Privada” is the Private Interest Rate for deposits over Ps. 1,0 million with a maturity of 30 to 35 days. BADLAR is calculated daily by the Argentine Central Bank considering a survey that includes information of interest rates provided by the Principal Banks and Financial Institutions of the City of Buenos Aires and Great Buenos Aires. BADLAR is the most representative interest rate of the Argentine Financial System.

- Also, the projected Ps./US$ exchange rate was based on internal data and external data obtained from external consultants.

- The projected future cash flows also assumed the revolving of Banco Hipotecario’s debt amortization.

- The projections include the estimation of capital requirements in accordance to Argentine Central Bank requirements.

- The projected future cash flows were expressed in real terms based on “Coeficiente de Estabilidad de Referencia (“CER”) which were projected considering internal data and external data obtained from external consultants.

- Finally, the projected future cash flows, including its terminal value, were discounted using the Industry´s cost of equity rate of 17.01%

Based on the assumptions discussed above, the Company determined that the fair value of its investment in Banco Hipotecario, as of June 30, 2014 was millions of Ps. 1,852.5.

Changes in the Group’s investment in associates for the years ended June 30, 2014 and 2013 were as follows:

	June 30, 2014 (Restated)	June 30, 2013
Beginning of the year	1,096,999	1,216,845
Acquisition of associates	1,131,806	-
Capital contributions	16,716	37,610
Share of (loss) / profit	77,721	(17,564)
Currency translation adjustment	(29,133)	(1,300)
Cash dividends (ii)	(9,983)	(35,277)
Decrease for the taking over (see Note 3)	-	(103,315)
Net loss on investments at fair value	(516,961)	-
End of the year (i) .	1,767,165	1,096,999

(i)	Includes Ps. (176,923) and Ps. (39,091) reflecting interests in companies with negative equity as of June 30, 2014 and June 30, 2013, respectively, which are disclosed in “Provisions” (see Note 23).
(ii)
During the year ended June 30, 2014, the Group received dividends from BHSA and Manibil S.A. in the amount of Ps. 9.2 million and Ps. 0.8 million, respectively. During the year ended June 30, 2013, the Group received dividends from Manibil S.A. and BHSA in the amount of Ps. 4.8 million and Ps. 30.5 million, respectively.

Commitments and restrictions in respect of associates

According to Argentina´s laws, 5% of the profit of the year is separated to constitute legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group’s associates under these laws have not reached the legal capped amounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

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

IDBD

As mentioned in Note 3, the closing of the transaction on May 7, 2014, of the 53,300,000 shares held by the Group, 28,020,191 have been deposited in trust with Bank Leumi Le-Israel as security for other shareholders (other than Mordechay Ben Moshé) to ensure execution of “tender offers” for the purchase of shares in IDBD during fiscal years 2015 and 2016. As a result of the acquisitions described in Note 43, the numbers of shares to ensure the execution of “tender offers” were increased to 29,937,591 as of the date of issuance of these consolidated financial statements.

At that same time, 25,279,809 shares of the 53,300,000 shares held by the Group have been deposited in trust with Bank Leumi of Tel Aviv to secure compliance of “lock-up provisions”, as mentioned in Note 3.

The commitments of capital contributions are described in Note 3.

BHSA

On April 24, 2014, the Ordinary Shareholders’ Meeting of Banco Hipotecario S.A. approved the distribution of cash dividends on common shares in an amount of Ps. 42.0 million, for the fiscal year ended December 31, 2013. Out of this amount, Ps. 12.8 million, before income tax, pertain to the Group, based on its interest.

As of the date of issuance of these consolidated financial statements, the availability of this dividend is liable to Central Bank of Republic of Argentina approval in accordance with the regulation disclosed by Communication “A” 5072, its amendments and complementary regulations. The BCRA has not yet issued its approval.

In accordance with the regulations of the Central Bank of the Republic of Argentina (“BCRA”), there are certain restrictions on the distribution of profits by BHSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
9.	Interests in associates (Continued)

BHSA’s Treasury Shares

As of June 30, 2013, BHSA has a remainder of 36.6 million Class C shares Ps. 1 par value received in 2009 as a result of certain financial transactions. The Annual Shareholders' Meeting decided to allocate 35.1 million of such shares to an employee compensation plan pursuant to Section 67 of Law 26,831.  The remaining 1.5 million shares belong to third party holders of Stock Appreciation Rights, who have failed to produce the documentation required for redemption purposes.  As of June 30, 2014, excluding said treasury stock, the Group’s interest in BHSA amounts to 29.77% (or to 30.51%, including said treasury stock).

There are no contingent liabilities relating to the Group’s interest in associates, and there are no contingent liabilities of the associates themselves.

Information about significant associates

BHSA

Set out below are the summarized financial information of BHSA as of June 30, 2014 and 2013:

Summarized statements of financial position

	BHSA
	June 30, 2014	June 30, 2013
Assets
Total non-current Assets	8,794,304	6,262,939
Current
Cash and cash equivalents	3,111,615	2,285,063
Other current assets	15,432,874	10,302,035
Total current assets	18,544,489	12,587,098
Total assets	27,338,793	18,850,037
Liabilities
Non-current
Financial liabilities (i)	4,208,630	2,919,676
Other liabilities	(129,996)	138,720
Total non-current liabilities	4,078,634	3,058,396
Current
Financial liabilities (i)	18,140,073	11,826,566
Other liabilities	1,095,056	507,429
Total current liabilities	19,235,129	12,333,995
Total liabilities	23,313,763	15,392,391
Net assets	4,025,030	3,457,646
Non-controlling interest	50,662	60,167
Net assets of the Parent company	3,974,368	3,397,479

(i) Exclude Trade and other payables and provisions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
9.	Interests in associates (Continued)

Summarized statements of comprehensive income

	BHSA
	June 30, 2014	June 30, 2013
Revenues	3,046,657	1,823,104
Depreciation and amortization	(86,035)	(47,438)
Interest income	3,729,649	1,930,312
Interest expense	(2,059,377)	(1,120,480)
Allowance for trade receivables	(333,025)	(258,629)
General and administrative expenses	(2,297,449)	(1,584,543)
Other expenses	(1,022,315)	(454,701)
Other earnings, net	(94,463)	36,794
Income tax expense	(301,273)	(104,898)
Profit for the year	582,369	219,521
Other comprehensive income	14,760	(7,377)
Total other comprehensive income for the year	597,129	212,144
(Loss) / Profit attributable to non-controlling interest	(9,760)	8,715
Dividends received	9,144	30,481

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies of the Group and fair value adjustments made at the time of the acquisition.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in the associate is as follows:

	BHSA
	June 30, 2014	June 30, 2013
Net assets at beginning of the year	3,397,479	3,294,050
Profit for the year	592,129	210,806
Other comprehensive income	14,760	(7,377)
Dividends distribution	(30,000)	(100,000)
Net assets at end of the year	3,974,368	3,397,479
Interest held	30.51%	30.51%
Interest in associates	1,212,781	1,036,669
Intergroup transactions	(1,156)	(371)
Book amount at the end of the year	1,211,625	1,036,298

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
9.	Interests in associates (Continued)

IDBD

Set out below are the financial information of IDBD as of June 30, 2014:

Statements of financial position	June 30, 2014 Ps. (in millions) (*)
Assets
Investments in investee companies accounted by the equity method	9,146
Other investments, including derivatives	5,856
Loans, deposits, pledged and restricted deposits and debit balances	412
Fixed assets	12,791
Investment property	24,317
Long-term trade receivables	1,256
Real estate and other inventory	905
Deferred expenses	652
Deferred tax assets	149
Intangible assets	12,580
Total non-current assets	68,064
Current
Other investments, including derivatives	8,354
Loans, deposits and pledged and restricted deposits	723
Other receivables and debit balances	1,000
Current tax assets	192
Trade receivables	6,878
Inventory	2,074
Inventory of buildings held for sale	1,773
Cash and cash equivalents	10,829
Total current assets	31,823
Total assets	99,887
Liabilities
Non-current
Debentures	45,756
Loans from banks and other financial liabilities	6,747
Hybrid financial instrument in respect of non-recourse loans	8,108
Financial liabilities presented at fair value	31
Other non-financial liabilities	287
Provisions	517
Deferred tax liabilities	3,503
Employee benefits	429
Total non-current liabilities	65,378
Current
Debentures and current maturities of debentures	7,899
Credit from banking corporations and current maturities of loans from banks and others	6,340
Financial liabilities presented at fair value	164
Other accounts payable	5,389
Trade payables	5,923
Current tax liabilities	301
Overdraft	121
Provisions	526
Total current liabilities	26,663
Total liabilities	92,041
Capital deficit attributable to equity holders of the parent	(794)
Non-controlling interest	8,641
Total shareholder’s equity	7,847

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
9.	Interests in associates (Continued)

Statements of comprehensive income	Six Months Ended June 30, 2014 Ps. (in millions) (*)
Revenues	24,195
Costs	(14,554)
Gross profit	9,641
Research and development expenses	(47)
Selling and marketing expenses	(4,394)
General and administrative expenses	(1,246)
Loss from realization, impairment, and write-down of investments and assets	(232)
Decrease in fair value of investment property	(9)
Other operating results	(2)
Financial expenses	(2,702)
Profit for the six-month period before taxes on income	1,009
Taxes on income	(592)
Profit from continuing operations for the six-month period	417
Profit from discontinued operations for the six-month period, after tax	144
Net profit for the six-month period	561

Net profit for the six-month period attributable to:
The Company’s owners	(164)
Non-controlling interest	725

Other comprehensive income:
Items that may be transferred subsequently to profit or loss	279
Items that may not be transferred subsequently to profit or loss	(58)
Other comprehensive income for the six-month period	221
Total comprehensive income for the six-month period	782

Attributable to:
Equity holders of the parent	(47)
Non-controlling interest	829

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

Statements of cash flows	Six Months Ended June 30, 2014 Ps. (in millions) (*)
Cash flows from operating activities
Net profit for the period	561
Net profit from discontinued operations, after tax	(144)

Adjustments:
Group’s share of profit of equity accounted investees, net	(315)
Dividends received	25
Gains on sale, impairment and write-downs net of investments, assets and dividends	(1,827)
Increase in fair value of investment property, net	(508)
Depreciation of fixed assets and amortization of deferred expenses	965
Amortization of intangible and other assets	427
Financing expenses, net	2,207
Income tax expense, net	592
Income tax paid, net	(353)
Share-based payment transactions	18
Payments in respect of settlement of derivatives, net	(13)
1,635
Changes in other balance sheet items
Change in debtors and debit balances (including long-term amounts)	(168)
Change in trade receivables (including long-term amounts)	646
Change in inventory	45
Change in non-current inventory	(20)
Change in provisions and employee benefits	11
Change in trade payables	416
Change in creditors and credit balances and in liabilities for government grants (including long-term amounts)	781
1,711

Net cash provided by continuing operating activities	3,346
Net cash provided by discontinued operating activities	-
Net cash from operating activities	3,346

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

Six Months Ended June 30, 2014 Ps. (in millions) (*)

Cash flows from investing activities
Deposits, loans and long term investments provided	(403)
Repayment of long term deposits and loans provided	92
Decrease (increase) in pledged and restricted deposits, net	988
Current investments, loans and short-term deposits, net	(1,170)
Investments and loans, net, in investee companies accounted by the equity method	(74)
Non-current investments	(7)
Investments in fixed assets and intangible assets	(868)
Investments in investment property	(547)
Payments from settlement of derivatives, net	(4)
Acquisition of subsidiaries, net of cash acquired, in framework of first-time consolidation	(9)
Receipts from realization of subsidiaries, net of cash expended, in framework of discontinuance of consolidation	2,959
Receipts from realization of non-current investments, including dividend from the realization	90
Receipts from sale of investment property, fixed assets and other assets	459
Net taxes paid on investment property, fixed assets and other assets	(166)
Interest received	184
Net cash provided by (used for) continuing investing activities	1,524
Net cash provided by (used for) discontinued investing activities	2,704
Net cash (used in) from investing activities	4,228

Cash flows from financing activities
Repayment of non-current financial liabilities	(9,389)
Interest paid	(2,142)
Acquisition of shares in subsidiaries from non- controlling interests	(2,524)
Dividend paid to non-controlling interests in subsidiaries	(164)
Receipts from non-controlling interests in subsidiaries, net	(4)
Raising capital	1,462
Non-current financial liabilities received	1,075
Current financial liabilities, net	45
Sale of shares in subsidiaries to non-controlling interests	-
Consideration (payments) from settlement of derivatives, net	(164)
Net cash used for continuing financing activities	(11,805)
Net cash used for discontinued financing activities	-
Net cash used for financing activities	(11,805)

Change in cash and cash equivalents from continuing operations	(6,935)
Change in cash and cash equivalents from discontinued operations	2,704
Change in cash and cash equivalents
Change in cash and cash equivalents from continuing operations and discontinued operations	(4,231)
Balance of cash and cash equivalents as at the beginning of the period	11,870
Effect of exchange rate fluctuations on cash and cash equivalents	2,846
Change in cash presented in the framework of assets held for sale	344
Balance of cash and cash equivalents as at the end of the period	10,829

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
10.	Investment properties

Changes in the Group’s investment properties for the years ended June 30, 2014 and 2013 were as follows:

	Shopping Center portfolio	Office buildings and other rental properties portfolio	Undeveloped parcel of lands	Properties under development	Total
At July 1, 2012
Costs	3,048,649	1,049,407	365,828	40,998	4,504,882
Accumulated amortization	(1,097,669)	(141,251)	-	-	(1,238,920)
Residual value	1,950,980	908,156	365,828	40,998	3,265,962
Year ended June 30, 2013
Opening residual value	1,950,980	908,156	365,828	40,998	3,265,962
Additions	51,231	13,275	1,763	133,880	200,149
Currency translation adjustment	-	77,769	-	-	77,769
Acquisition of subsidiaries	-	679,219	-	-	679,219
Transfers	(86)	86	-	-	-
Disposals	(65)	(62,792)	-	-	(62,857)
Financial costs capitalized	-	-	-	10,307	10,307
Depreciation (i) (Note 32)	(142,162)	(45,121)	-	-	(187,283)
Closing residual value	1,859,898	1,570,592	367,591	185,185	3,983,266
At June 30, 2013
Costs	3,099,729	1,756,964	367,591	185,185	5,409,469
Accumulated amortization	(1,239,831)	(186,372)	-	-	(1,426,203)
Residual value	1,859,898	1,570,592	367,591	185,185	3,983,266
Year ended June 30, 2014 (Restated)
Opening residual value	1,859,898	1,570,592	367,591	185,185	3,983,266
Additions	61,108	23,988	454	156,927	242,477
Currency translation adjustment	-	375,263	-	-	375,263
Reclassification of held for sale	-	(1,098,990)	-	-	(1,098,990)
Disposals	(35)	(46,977)	-	(684)	(47,696)
Transfers	(25,332)	15,076	(174)	(803)	(11,233)
Financial costs capitalized	-	-	-	22,376	22,376
Depreciation (i) (Note 32)	(130,394)	(65,474)	-	-	(195,868)
Closing residual value	1,765,245	773,478	367,871	363,001	3,269,595
At June 30, 2014 (Restated)
Costs	3,135,470	1,022,389	367,871	363,001	4,888,731
Accumulated amortization	(1,370,225)	(248,911)	-	-	(1,619,136)
Residual value	1,765,245	773,478	367,871	363,001	3,269,595

(i)	As of June 30, 2014 and 2013 depreciation charges of investment property were included in “Costs” in the statement of income (restated) (Note 32).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
10.	Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Rental and service income	2,450,399	1,935,274	1,563,563
Direct operating expenses	(1,120,634)	(906,234)	(719,159)
Gain from disposal of investment property	235,507	183,767	116,689

Properties under development mainly comprise works in Shopping Neuquén S.A. (Alto Comahue) and Arcos del Gourmet S.A. (Distrito Arcos). As of June 30, 2014 and 2013 works in Alto Comahue amount to Ps. 126,799 and Ps. 43,138, respectively. Works in Distrito Arcos as of June 30, 2014 and 2013 amount to Ps. 236,202 and Ps. 136,313, respectively. The Group has unprovided contractual obligations relating to future works described in Note 7.

Borrowing costs incurred during the current fiscal year were capitalized at the weighted average rate of its general borrowings from each subsidiary is 15%.

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s borrowings and other payables.  The net book value of those Group´s investment properties as of June 30, 2014 and 2013:

	June 30, 2014 (Restated)	June 30, 2013
Soleil Premium Outlet (i)	88,634	91,379
Córdoba Shopping (ii)	64,951	71,371
Madison 183 (iii)	-	744,587
Total	153,585	907,337

(i) On August 22, 2014, APSA paid the balance of the purchase price for the shopping center known as “Soleil Premium Outlet” in the amount of Ps.105.8 million (US$ 12.6 million plus interest). As a result, the mortgage granted in favor of INC S.A. was fully discharged.
(ii) A portion of the Córdoba Shopping center property is encumbered with an antichresis right as collateral for a debt amounting to Ps. 13.2 million and Ps. 15.5 million as of June 30, 2014 and 2013, respectively. The debt is included in “Trade and other payables” in the statements of financial position.
(iii) See Note 42.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties (Continued)

As of June 30, 2014 and 2013, the fair value of investment properties amounts to Ps. 19,188.1 million and Ps. 16,065.0 million, respectively. The fair values are based on comparable values of certain qualified external appraisers (Level 2 of fair value hierarchy) except in the case of shopping centers, where fair value is based on the market capitalization valuation (Level 3 of the fair value hierarchy). In the first case, sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the m2 (square meter). In the second case, the capitalization rates used also take into account specific aspects of each property.

Values have been harmonized in each case in particular based on the expertise of the appraiser. Factors such as location, orientation, size, maintenance conditions, buildability, visibility and image have been considered. In the second case, the capitalization rates used also take into account specific aspects of each property. See Note 5.1 (b).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
10.	Investment properties (Continued)

The following is a detailed summary of the Group's investment properties by type at June 30, 2014 (Restated) prepared in accordance with SEC S-X 12-28:

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions/ Disposals/ Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book amount (Restated)	Date of construction	Date of acquisition	Useful life for calculating depreciation
Shopping centers:
Abasto de Buenos Aires	-	9,753	430,847	9,089	9,753	439,936	449,689	(176,114)	273,575	nov-98	jul-94	20
Alto Palermo Shopping	-	8,694	630,076	5,775	8,694	635,851	644,545	(386,345)	258,200	oct-90	nov-97	18
Alto Avellaneda	-	18,089	299,323	11,385	18,089	310,708	328,797	(193,975)	134,822	oct-95	dec-97	15
Paseo Alcorta	-	8,006	169,389	4,781	8,006	174,170	182,176	(79,111)	103,065	jun-92	jun-97	17
Alto Noa	-	227	68,467	1,899	227	70,366	70,593	(38,955)	31,638	sep-94	mar-95	17
Buenos Aires Design	-	-	63,738	8,475	-	72,213	72,213	(56,491)	15,722	nov-93	nov-97	-
Patio Bullrich	-	9,814	220,955	5,324	9,814	226,279	236,093	(119,554)	116,539	sep-88	oct-98	20
Alto Rosario	-	25,686	138,227	1,792	25,686	140,019	165,705	(45,737)	119,968	nov-04	nov-04	22
Mendoza Plaza	-	10,546	173,150	8,015	10,546	181,165	191,711	(84,202)	107,509	jun-94	dec-94	19
Dot Baires Shopping	-	84,890	321,589	119,192	84,890	440,781	525,671	(104,241)	421,430	may-09	may-09	29
Córdoba Shopping	Antichresis	5,009	112,650	4,398	5,009	117,048	122,057	(57,106)	64,951	mar-90	dec-06	18
Patio Olmos	-	11,532	21,943	-	11,532	21,943	33,475	(4,283)	29,192	-	sep-07	10
Soleil Factory	Mortgage	23,267	55,905	33,574	23,267	89,479	112,746	(24,112)	88,634	-	jul-10	13
Total Shopping centers		215,513	2,706,259	213,699	215,513	2,919,958	3,135,471	(1,370,226)	1,765,245
Office buildings and other rental properties portfolio:
Bouchard 551	-	38,219	40,742	532	38,219	41,274	79,493	(18,600)	60,893	-	mar-07	29
Bouchard 710	-	39,466	33,199	1,934	39,466	35,133	74,599	(13,245)	61,354	-	jun-05	28
Dique IV	-	3,660	63,181	1,943	3,660	65,124	68,784	(13,684)	55,100	apr-09	-	32
Intercontinental Plaza (i)	-	4,143	107,606	7,814	4,143	115,420	119,563	(53,629)	65,934	jun-96	nov-97	27
Libertador 498	-	1,108	7,553	857	1,108	8,410	9,518	(6,261)	3,257	-	dec-95	23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
10.	Investment properties (Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions/ Disposals/ Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book amount (Restated)	Date of construction	Date of ]acquisition	Useful life for calculating depreciation
Madero 1020	-	70	294	-	70	294	364	(230)	134	-	dec-95	5
Maipú 1300	-	7,539	35,648	1,592	7,539	37,240	44,779	(20,789)	23,990	-	sep-95	22
Rivadavia 2768		88	497	-	88	497	585	(221)	364	jun-95	sep-91	12
Suipacha 652	-	2,547	14,480	79	2,547	14,559	17,106	(8,674)	8,432	jun-94	nov-91	12
Torre BankBoston	-	77,251	85,536	2,713	77,251	88,249	165,500	(23,415)	142,085	-	ago-07	29
República building	-	109,066	122,214	2,632	109,066	124,846	233,912	(33,157)	200,755	-	apr-08	28
Constitución 1111	-	256	1,082	-	256	1,082	1,338	(612)	726	mar-95	jun-94	21
Dot building	-	13,346	75,482	21,961	13,346	97,443	110,789	(12,822)	97,967	-	nov-06	32
Building annexed to DOT	-	25,332	-	-	25,332	-	25,332	-	25,332	-	jan-94	-
Abasto Offices	-	-	-	12,230	-	12,230	12,230	(1,221)	11,009		nov-12	30
Santa María del Plata	-	12,494	-	24	12,494	24	12,518	(14)	12,504	-	jul-97	-
Ocampo parking space	-	3,201	21,137	225	3,201	21,362	24,563	(9,214)	15,349		sep-06	25
Others		4,742	21,545	(5,053)	4,742	16,492	21,234	(4,972)	16,262	-	-	-
Total Office and other rental properties portfolio		342,528	630,196	49,483	342,528	679,679	1,022,207	(220,760)	801,447

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
10.	Investment properties (Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements (i)	Improvements / Additions/ Disposals/ Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book amount (Restated)	Date of construction	Date of acquisition	Useful life for calculating depreciation
Undeveloped parcels of lands:
Santa María del Plata	-	158,523	-	428	158,951	-	158,951	-	158,951	-	jun-97	-
Catalinas Norte	-	100,862	1,801	6,831	100,862	8,632	109,494	-	109,494	-	dec-09	-
Pilar	-	1,550	-	-	1,550	-	1,550	-	1,550
Luján plot of land	-	41,861	-	112	41,861	112	41,973	-	41,973	-	may-12	-
Caballito - Ferro	-	45,814	-	-	45,814	-	45,814	-	45,814	-	nov-97	-
Others	-	10,089	-	-	10,089	-	10,089	-	10,089	-	-	-
Total undeveloped parcels of land		358,699	1,801	7,371	359,127	8,744	367,871	-	367,871
Properties under development:
Distrito Arcos	-	-	-	236,202	-	236,202	236,202	-	236,202	Under development	dec-11	-
Alto Comahue	-	1,143	10,201	115,455	1,143	125,656	126,799	-	126,799	Under development	may-06	-
Total properties under development		1,143	10,201	351,657	1,143	361,858	363,001	-	363,001
Total Assets		917,883	3,348,457	622,210	918,311	3,970,239	4,888,550	(1,590,986)	3,297,564

(i)	As of June 30, 2014, includes property, plant and equipment for an amount of Ps.27,969 since are offices used by the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2014 and 2013 was as follows:

	Hotel buildings and facilities	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1st, 2012
Cost	376,671	61,291	13,394	78,370	512	530,238
Accumulated depreciation	(194,849)	(30,533)	(9,513)	(66,805)	(505)	(302,205)
Residual value	181,822	30,758	3,881	11,565	7	228,033
Year ended June 30, 2012
Opening residual value	181,822	30,758	3,881	11,565	7	228,033
Additions	3,872	1,483	585	9,479	-	15,419
Currency translation adjustment	-	-	959	-	-	959
Disposals	-	-	(602)	(3)	-	(605)
Depreciation charge (i) (Note 32)	(17,494)	(6,720)	(783)	(6,129)	(7)	(31,133)
Closing residual value at	168,200	25,521	4,040	14,912	-	212,673
June 30, 2013
Cost	380,543	62,773	14,336	87,846	512	546,010
Accumulated depreciation	(212,343)	(37,252)	(10,296)	(72,934)	(512)	(333,337)
Residual value	168,200	25,521	4,040	14,912	-	212,673
Year ended June 30, 2014 (Restated)
Opening residual value	168,200	25,521	4,040	14,912	-	212,673
Additions	9,980	1,596	2,818	9,481	-	23,875
Currency translation adjustment	-	-	92	-	-	92
Disposals	(24)	-	-	(36)	-	(60)
Transfers	-	12,231	-	-	-	12,231
Depreciation charge (i) (Note 32)	(13,770)	(7,044)	(906)	(7,078)	-	(28,798)
Closing residual value	164,386	32,304	6,044	17,279	-	220,013
At June 30, 2014 (Restated)
Costs	390,499	76,600	17,246	97,291	512	582,148
Accumulated depreciation	(226,113)	(44,296)	(11,202)	(80,012)	(512)	(362,135)
Residual value	164,386	32,304	6,044	17,279	-	220,013
(i)
As of June 30, 2014 and 2013 Depreciation charges of property, plant and equipment were included in “Costs” for an amount of Ps. 24,960 and Ps. 26,703 and in “General and administrative expenses” for an amount of Ps. 3,604 and Ps. 4,210 and “Selling expenses” for an amount of Ps. 234 and Ps. 220 in the statement of income (restated) (Note 32).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment (Continued)

Properties under development as of June 30, 2014 and 2013 amount to Ps. 7.2 million and Ps. 4.7 million, respectively, and mainly comprise improvements being made on property included in this item.

During this fiscal year ended June 30, 2014 and 2013 no borrowing costs were capitalized.

Properties included of property, plant and equipment have been mortgaged to secure certain Group’s borrowings. Book value of these Group’s properties as of June 30, 2014 and 2013 is set out below:

	June 30, 2014 (Restated)	June 30, 2013
Sheraton Libertador	35,149	33,307
Total	35,149	33,307

The Group leases computer equipment under non-cancellable finance lease agreements. The lease terms are between 2 and 5 years and ownership of the assets lie within the Group (Note 28). Book amount of this equipment, included in category “machinery and equipment” is as follow:

	June 30, 2014 (Restated)	June 30, 2013
Costs – Finance leases	2,684	2,792
Accumulated depreciation	(288)	(279)
Net book amount	2,396	2,513

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
11.	Property, plant and equipment (Continued)

The following is a detailed summary of hotels and facilities included in property, plant and equipment of the Group by type at June 30, 2014 (restated):

		Initial costs as of July 1, 2013		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions/ Disposals/ Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated amortization	Net book amount (Restated)	Date of acquisition	Useful life for calculating depreciation
Hotels:
Llao Llao	-	24,973	92,011	2,654	24,973	94,665	119,638	(36,427)	83,211	jun-97	10
Hotel Intercontinental	-	8,672	122,714	8,356	8,672	131,070	139,742	(93,716)	46,026	nov-97	10
Sheraton Libertador	Mortgage	3,027	120,670	7,422	3,027	128,092	131,119	(95,970)	35,149	mar-98	9
Total Hotels		36,672	335,395	18,432	36,672	353,827	390,499	(226,113)	164,386

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.	Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2014 and 2013 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At July 1st, 2012	12,723	8,200	71,939	92,862
Additions	19	1,463	-	1,482
Currency translation adjustment	-	17,757	-	17,757
Transfers	-	61,444	(61,444)	-
Disposals	(5,948)	-	-	(5,948)
At June 30, 2013	6,794	88,864	10,495	106,153
Additions	1,400	2,694	-	4,094
Currency translation adjustment	-	27,630	-	27,630
Transfers	7,897	-	(747)	7,150
Disposals	(9,774)	-	-	(9,774)
At June 30, 2014 (Restated)	6,317	119,188	9,748	135,253

The difference between undeveloped property and property under development is attributable to the commencement of works at “Zetol” and “Vista al Muelle”, as disclosed in the item “Transfers”.

The Group has unprovided contractual obligations relating to future works committed when certain properties were acquired or real estate projects were approved. As of June 30, 2014 and 2013, contractual obligations mainly correspond to constructions regarding “Zetol” and "Vista al Muelle" projects and amount to Ps. 56 million and Ps. 38 million, respectively. Both projects are expected to be completed in 2023.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
12.	Trading properties (Continued)

Certain of the Group’s trading property assets have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. The net book value of the Group’s trading properties as of June 30, 2014 and 2013 is as follows:

	June 30, 2014 (Restated)	June 30, 2013
Undeveloped land Vista al Muelle	45,368	32,080
Undeveloped land Zetol	65,620	48,380
Total	110,988	80,460

The following is a detailed summary of the Group´s trading properties by type as of June 30, 2014:

Description	Encumbrances	Net book amount (Restated)	Date of construction	Date of acquisition
Undeveloped sites:
Air space Coto	-	8,945	-	sep-97
Neuquén Project	-	803	-
Total undeveloped sites		9,748
Properties under development:
Vista al Muelle	Mortgage	45,368	-	jun-09
Zetol	Mortgage	65,620	-	jun-09
Pereiraola	-	8,200	-	dec-96
Total properties under development		119,188
Completed properties:
Abril	-	2,357	-	jan-95
El Encuentro	-	79	-	nov-97
San Martín de Tours	-	124	-	mar-03
Entre Rios 465/9 apartment	-	1,400	-
Condominio I	-	956	-
Condominio II		1,122		apr-99
Caballito Nuevo	-	279	-	nov-97
Total completed properties		6,317
Total		135,253

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
13.	Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2014 and 2013 were as follows:

	Goodwill	Computer software	Rights of use (ii)	Right to receive future units under barter agreements (iii)	Others	Total
At July 1, 2012
Cost	5,824	16,961	20,873	93,225	898	137,781
Accumulated depreciation	-	(14,486)	-	-	(681)	(15,167)
Residual value	5,824	2,475	20,873	93,225	217	122,614
Year ended June 30, 2013
Opening residual value	5,824	2,475	20,873	93,225	217	122,614
Additions	-	791	-	-	9	800
Currency translation adjustment	5,346	-	-	-	-	5,346
Acquisition of subsidiaries	45,723	-	-	-	-	45,723
Amortization charges (i)	-	(1,512)	-	-	(93)	(1,605)
Residual value at year end	56,893	1,754	20,873	93,225	133	172,878
At June 30, 2013
Cost	56,893	17,752	20,873	93,225	907	189,650
Accumulated depreciation	-	(15,998)	-	-	(774)	(16,772)
Residual value	56,893	1,754	20,873	93,225	133	172,878
Year ended June 30, 2014(Restated)
Opening residual value	56,893	1,754	20,873	93,225	133	172,878
Additions	-	785	-	-	10,954	11,739
Currency translation adjustment	26,016	-	-	-	-	26,016
Disposals	-	(162)	-	-	-	(162)
Transfers	-	-	-	(8,148)	-	(8,148)
Reclassification held for sale	(77,085)	-				(77,085)
Amortization charges (i)	-	(1,073)	-	-	(80)	(1,153)
Residual value at year end	5,824	1,304	20,873	85,077	11,007	124,085
At June 30, 2014 (Restated)
Cost	5,824	18,324	20,873	85,077	11,861	141,959
Accumulated depreciation	-	(17,020)	-	-	(854)	(17,874)
Residual value	5,824	1,304	20,873	85,077	11,007	124,085

(i)
As of June 30, 2014 and 2013 amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 32). There are no impairment charges for any of the years presented.

(ii)	Correspond to Distrito Arcos, which has not been amortized yet because it is still in the development stage
(iii)	Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements (Note 38).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
14.	Inventories

Breakdown of Group’s inventories as of June 30, 2014 and 2013 were as follows:

	June 30 2014 (Restated)	June 30 2013
Current
Hotel supplies	6,011	5,962
Materials and other items of inventories	10,952	10,359
Current inventories	16,963	16,321
Total inventories	16,963	16,321

15.	Financial instruments by category

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

Financial assets and financial liabilities as of June 30, 2014 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2014 (Restated)
Assets as per statement of financial position
Investments in associates (Note 9) (i)	-	595,342	595,342	-	595,342
Trade and other receivables (excluding the allowance for bad debts and other credits) (Note 17)	693,481	-	693,481	188,062	881,543
Investments in financial assets (Note 18)	14,079	494,744	508,823	-	508,823
Derivative financial instruments (Note 19)	-	12,870	12,870	-	12,870
Cash and cash equivalents (excluding bank overdrafts) (Note 20)	607,291	2,616	609,907	-	609,907
Total	1,314,851	1,105,572	2,420,423	188,062	2,608,485

(i)
The Group has reported its interest in the associate IDBD at fair value with changes to income statement, as per IAS 28.Therefore, the Group has included such interest in the table in order to report the relevant performance.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
15.	Financial instruments by category (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 21)	344,904	-	344,904	536,473	881,377
Borrowings (excluding finance lease liabilities) (Note 24)	4,416,384	74,344	4,490,728	-	4,490,728
Derivative financial instruments (Note 19)	-	335,072	335,072	-	335,072
Total	4,761,288	409,416	5,170,704	536,473	5,707,177

Financial assets and financial liabilities as of June 30, 2013 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2013
Assets as per statements of financial position
Trade and other receivables (excluding the allowance for bad debts and other credits) (Note 17)	684,536	-	684,536	249,071	933,607
Investments in financial assets (Note 18)	30,656	480,852	511,508	-	511,508
Derivative financial instruments (Note 19)	-	21,208	21,208	-	21,208
Cash and cash equivalents (excluding bank overdrafts) (Note 20)	791,613	5,289	796,902	-	796,902
Total	1,506,805	507,349	2,014,154	249,071	2,263,225

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 21)	363,340	-	363,340	524,788	888,128
Borrowings (excluding finance lease liabilities) (Note 24)	3,692,658	-	3,692,658	-	3,692,658
Derivative financial instruments (Note 19)	-	1,732	1,732	-	1,732
Total	4,055,998	1,732	4,057,730	524,788	4,582,518

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
15.	Financial instruments by category (Continued)

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

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2014 (Restated)
Interest income (i)	75,680	-	75,680
Interest expense (i)	(470,488)	-	(470,488)
Foreign exchange gains / (losses), net (i)	(1,162,452)	-	(1,162,452)
Dividend income(i)	15,041	-	15,041
Fair value gains on financial assets at fair value through profit or loss (i)	-	215,430	215,430
Gain / (loss) on derivative financial instruments, net (i)	-	(316,632)	(316,632)
(Loss) from sale of financial assets (i)	(22,701)	-	(22,701)
Other finance costs (i)	(53,147)	-	(53,147)
Fair value gain / (loss) on associates (ii)	-	(507,363)	(507,363)
Net result	(1,618,067)	(608,565)	(2,226,632)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2013
Interest income (i)	38,244	-	38,244
Interest expense (i)	(320,956)	-	(320,956)
Foreign exchange gains / (losses), net (i)	(349,441)	-	(349,441)
Dividend income (i)	23,249	-	23,249
Fair value gains of financial assets at fair value through profit or loss (i)	-	1,396	1,396
Gain / (loss) on derivative financial instruments, net (i)	-	11,242	11,242
Gain from sale of financial assets (i)	2,057	-	2,057
Other finance costs (i)	(43,983)	-	(43,983)
Net result	(650,830)	12,638	(638,192)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
15.	Financial instruments by category (Continued)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2012
Interest income (i)	15,817	-	15,817
Interest expense (i)	(278,574)	-	(278,574)
Foreign exchange gains / (losses), net (i)	(160,312)	-	(160,312)
Dividend income (i)	20,654	-	20,654
Fair value (loss) of financial assets at fair value through profit or loss	-	(1,821)	(1,821)
(Loss) / Gain on derivative financial instruments, net (i)	(2,860)	764	(2,096)
Other financial costs (i)	(20,495)	-	(20,495)
Net result	(425,770)	(1,057)	(426,827)

(i)	Included in “Financial results, net “in the statement of income.
(ii)	Included in “Share of profit / (loss) of associates and joint ventures” in the statement of income.

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

In the case of Level 1, valuation is based on quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of ended. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds and mortgage bonds for which quoted prices in active markets are available. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.	Financial instruments by category (Continued)

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has allocated to this level shares and warrants of Supertel and the call option of Arcos del Gourmet S.A.´s (with a fair value of zero at the end of the year) and the commitment of “tender offers” for the purchase of shares in IDBD.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer (CFO).

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2014 and 2013 and their allocation to the fair value hierarchy:

	June 30, 2014 (Restated)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	63,546	-	-	63,546
- Investment in equity securities of Hersha	53,901	-	-	53,901
- Investment in preferred shares of Supertel	-	-	211,170	211,170
- Mutual funds	140,095	-	-	140,095
- Banco Macro bonds	1,438	-	-	1,438
- Government bonds	10,276	-	-	10,276
- Public companies securities	14,318	-	-	14,318
Derivative financial instruments:
- Foreign-currency future contracts	-	1,200	-	1,200
- IDBD preemptive rights	10,986	-	-	10,986
- Interest rate swaps (i)	-	684	-	684
Cash and cash equivalents:
- Mutual funds	2,616	-	-	2,616
Investment in associates:
- IDBD	595,342	-	-	595,342
Total assets	892,518	1,884	211,170	1,105,572

(i)	Includes Ps. 299 in the line Assets held for sale (See note 42).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
15.	Financial instruments by category (Continued)

	June 30, 2014 (Restated)
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign-currency future contracts	-	14,225	-	14,225
- Borrowings	22,901	51,443	-	74,344
- Commitment of “tender offers” of shares IDBD			320,847	320,847
Total liabilities	22,901	65,668	320,847	409,416

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	56,859	-	-	56,859
- Investment in equity securities of Hersha	30,163	-	-	30,163
- Investment in preferred shares of Supertel	-	-	139,120	139,120
- Mutual funds	74,957	-	-	74,957
- Mortgage bonds	540	-	-	540
- Non- Convertible Notes related parties (Note 37)	5,136	-	-	5,136
- Banco Macro bonds	781	-	-	781
- Don Mario S.G.R.	11,691	-	-	11,691
- Others	3	-	-	3
- Governments Bonds	161,602	-	-	161,602
Derivative financial instruments:
- Interest rate swaps	-	4,259	-	4,259
- Warrants of Supertel	-	-	16,949	16,949
Cash and cash equivalents:
- Mutual funds	5,289	-	-	5,289
Total assets	347,021	4,259	156,069	507,349

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign-currency future contracts	-	1,732	-	1,732
Total liabilities	-	1,732	-	1,732

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.	Financial instruments by category (Continued)

The following table presents the changes in Level 3 instruments for the years ended June 30, 2014 and 2013:

	Shares of Supertel	Warrants of Supertel	Commitment of “tender offers” of shares IDBD	Total
Balance at July 1, 2012	117,488	18,434	-	135,922
Acquisitions	283	-	-	283
Total gains or losses for the year 2013 (i)	21,350	(1,485)	-	19,865
Balance at June 30, 2013	139,121	16,949	-	156,070
Total gains or losses for the year 2014 (i)	72,049	(16,949)	(315,600)	(260,500)
Currency translation adjustment	-	-	(5,247)	(5,247)
Balance at June 30, 2014 (Restated)	211,170	-	(320,847)	(109,677)

(i) The gain / (loss) is not realized as of June 30, 2014 and is accounted for under “Financial results, net” in the statement of income (Note 35).

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants of Supertel was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair values of these instruments exceeded the price of the transaction and were assessed using a valuation method that incorporates unobservable market data. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition in the amount of US$ 7.9 million. As of June 30, 2014, the fair value of the Warrants of Supertel determined using the mentioned technique was minor than the gain not recognized at the time of initial recognition; remaining thus the Warrants remain valued at an amount of zero.

According to Group estimates, all things being constant, a 10% decline in the price of the underlying assets of Shares and Warrants of Supertel (data observed in the market) of Level 3 as of June 30, 2014, would reduce pre-tax income by Ps. 22.2 million.

According to Group estimates, all things being constant, a 10% increase in the credit spread (data which is not observable in the market) of the Shares and Warrants of Supertel used in the valuation model applied to Level 3 financial instruments as of June 30, 2014, would reduce pre-tax income by Ps. 2.6 million. The rate used as of June 30, 2014 was 14.17%.

According to Group estimates, all things being constant, a 10% decline in the price of the underlying assets of the Commitment of “tender offers” of shares in IDBD of Level 3 as of June 30, 2014, would increase pre-tax income by Ps. 24.9 million.

According to Group estimates, all things being constant, a 10% decline in the price of the underlying assets of the Borrowing to acquire shares of IDBD of Level 2 as of June 30, 2014, would increase pre-tax income by Ps. 5.1 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.	Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Foreign currency-contracts	Present value method	Theoretical price	Money market interest-rate curve; Foreign exchange curve.	-
Derivate related to “tender offer” of IDBD shares.	Black-Scholes	Theoretical price	Underlying asset price; share price volatility (historical) and money market interest-rate curve (Curve rate ILS).	Underlying asset price 3.5 a 4.7 Share price volatility 30% a 40% Money market interest rate 0.7% a 1%
Borrowing to acquire shares of IDBD.	Underlying market value	Theoretical price	Price of the underlying assets	-
Interest rate swaps	Cash flow	Theoretical price	Interest rate and cash flow forward contract.	-
Preferred shares of Supertel	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.4 to 1.7 Share price volatility 55% to 75% Money market interest rate 0.75% to 0.9%
Warrants of Supertel	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.4 to 1.7 Share price volatility 55% to 75% Money market interest rate 0.75% to 0.9%
Call option of Arcos	Discounted cash flow	-	Projected income and discounted interest rate.	-

16.	Restricted assets

Group’s restricted assets for the years ended June 30, 2014 and 2013 were as follows:

	June 30, 2014 (Restated) (*)	June 30, 2013
Non-current
Deposit in escrow	-	10,881
Total restricted assets non-current	-	10,881
Current
Deposit in escrow	-	1,022
Total restricted assets current	-	1,022
Total restricted assets	-	11,903

(*)     See Note 42.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Trade and other receivables

Group’s trade and other receivables as of June 30, 2014 and 2013 are as follows:

	June 30, 2014 (Restated)	June 30, 2013
Non-current
Trade, leases and services receivables	55,105	58,783
Consumer financing receivables	-	214
Less: allowance for trade receivables	(2,208)	(2,266)
Non-current trade receivables	52,897	56,731
Trade receivables of joint venture	3,213	2,147
VAT receivables	19,710	19,345
Loans granted	762	-
Prepaid expenses	14,332	5,210
Others	331	686
Non-current other receivables	38,348	27,388
Related parties (Note 37)	1,143	1,007
Total non-current trade and other receivables, net	92,388	85,126

Current
Consumer financing receivables	14,861	15,735
Leases and services receivables	256,110	376,431
Receivables from hotel operations	33,861	26,201
Checks to be deposited	183,422	147,866
Trade and lease debtors under legal proceedings	59,397	50,145
Less: allowance for trade receivables	(79,926)	(76,684)
Trade receivables	467,725	539,694
Joint ventures receivables	-	20,555
VAT receivables	8,788	19,656
Other tax receivables	16,085	13,426
Loans granted	9,084	47,274
Prepaid expenses	54,626	49,271
Advance from vendors	74,521	40,710
Contributions to be paid in by non-controlling interests	12,840	-
Dividends received	11,778	2,828
Others	19,749	11,672
Less: allowance for other receivables	(175)	(198)
Current other receivables	207,296	205,194
Related parties (Note 37)	31,825	24,445
Current trade and other receivables	706,846	769,333
Total trade and other receivables	799,234	854,459

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Trade and other receivables, net (Continued)

As of June 30, 2014, all non-current receivables are due within 5 years from the end of the fiscal year.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Trade receivables are generally presented in the statements of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.17.

Movements on the Group’s allowance for trade and other receivables are as follows:

	June 30, 2014 (Restated)	June 30, 2013
Beginning of the year	79,148	68,107
Additions	17,671	18,792
Unused amounts reversed	(6,045)	(5,967)
Used during the year	(8,465)	(1,549)
Receivables written off	-	(235)
End of the year .	82,309	79,148

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 32). Amounts charged to the provision account are generally written off, when there is no expectation of recovering additional cash.

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables (Note 4).

The Group has also receivables with related parties. Neither of which is due nor impaired.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
17.	Trade and other receivables (Continued)

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2014 and 2013 (includes receivables not past due to reconcile with the amounts in the statements of financial position):

	Past due
	Up to 3 months	3 to 6 months	Over 6 months	To mature	Allowed	Total
Shopping Center’s leases and services	24,637	9,555	11,194	422,357	56,405	524,148
Office leases and services	5,845	708	8,177	3,272	7,968	25,970
Hotel leases and services	16,890	-	-	16,583	388	33,861
Consumer financing:
Credit card	-	-	-	-	14,861	14,861
Sale of properties	41	43	218	1,102	2,512	3,916
Total as of June 30, 2014 (Restated)	47,413	10,306	19,589	443,314	82,134	602,756
Shopping Center’s leases and services	11,234	759	21,192	385,082	55,223	473,490
Office leases and services	4,614	1,182	1,313	134,190	4,763	146,062
Hotel leases and services	-	-	-	25,864	337	26,201
Consumer financing:
Credit card	2	-	-	127	13,485	13,614
Loans granted	-	-	-	23	2,312	2,335
Sale of properties	18	110	663	10,052	2,830	13,673
Total as of June 30, 2013	15,868	2,051	23,168	555,338	78,950	675,375

Leases and services receivables from investment properties:

Trade receivables related to leases and services from the shopping center, offices and other hotels represent 96.9% and 95.9% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively. The Group has a large customer base and is not dependent on any single customer. The rental and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have reached a minimum period of six months and have no previous non-compliance records. New customers with less than six month are regularly monitored. At the end of the year, the Group has not experience credit issues with these new customers.

As of June 30, 2014 and 2013 the Group provided for profit with respect to leases and services receivables for an amount of Ps. 12,880 and Ps. 10,807, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
17.	Trade and other receivables (Continued)

Consumer financing receivables:

Trade receivables related to the residual consumer activities of the Group represent only 2.5% and 2.2% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively.

As of June 30, 2014 and 2013, the Group recorded net gains (losses) on impairment of consumer financing receivables for an amount of Ps. 936 and Ps. (1,562), respectively. The estimation of the credit risk is complex and requires the use of rating and scoring models which are essential to measure default risk. In measuring the consumption credit risks of credit purchases made through credit cards and cash advances, the Company considers two components:  (i) the probability of default by client or counterparty, and (ii) the likeable recovery rate of obligations in arrears. The models are reviewed regularly to check their effectiveness with respect to actual performance and, where necessary, to enhance them.

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 0.6% and 1.9% of the Group’s total trade receivables as of June 30, 2014 and 2013, respectively. Payments on these receivables are generally received when due and are generally secured by mortgages on the properties, thus credit risk on outstanding amounts is considered low.

As of June 30, 2014, the Group recognized gains on receivables from the sale of properties for an amount of Ps. 318.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.	Investments in financial assets

Group’s investments in financial assets as of June 30, 2014 and 2013 are as follows:

	June 30, 2014 (Restated)	June 30, 2013
Non-current
Financial assets at fair value
Investment in equity securities in Supertel	211,170	139,120
Investment in equity securities in TGLT (i)	63,546	56,859
Investment in equity securities in Hersha (ii)	-	30,163
Don Mario S.G.R.	-	10,060
Mutual funds (Note 37)	-	17,249
Government bonds	-	3
Financial assets at amortized cost
Non-Convertible Notes related parties and others (Note 37)	-	14,001
Total investments in non-current financial assets	274,716	267,455
Current
Financial assets at fair value
Mutual funds	140,095	57,708
Investment in equity securities in Hersha (ii)	53,901	-
Mortgage bonds (Note 37)	-	540
Banco Macro bonds	1,438	781
Don Mario S.G.R.	-	1,631
Non-Convertible Notes related parties (Note 37)	-	5,136
Public companies securities	14,318	-
Government bonds	10,276	161,602
Financial assets at amortized cost
Non-Convertible Notes related parties (Note 37)	14,079	16,655
Total investments in current financial assets	234,107	244,053
Total investments in financial assets	508,823	511,508

(i) On November 4, 2010, the Group acquired 5,214,662 shares of common stock of TGLT following TGLT initial public offering in the Buenos Aires Stock Exchange for Ps. 47.1 million in cash. TGLT is a residential housing developer with operations in Argentina and Uruguay. Following the initial acquisition, through successive purchases, the Group acquired 1,474,359 additional TGLT shares for an aggregate of Ps. 13.1 million. As of June 30, 2014, the Group’s interest in TGLT amounted to 6,689,021 shares representing 9.51% of the capital stock.
(ii) As of June 30, 2014 and 2013, the balance represents an equity interest of 0.498% and 0.494%, respectively in Hersha; a Real Estate Investment Trust (REIT) listed in the NYSE, with interests in hotels throughout the United States of America.

The maximum exposure to credit risk at the reporting date is the carrying value of these assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
19.	Derivative Financial Instruments

Group’s derivative financial instruments as of June 30, 2014 and 2013 are as follows:

	June 30, 2014 (Restated)	June 30, 2013
Assets
Non-current
Interest rate swaps	-	4,259
Warrants of Supertel (i)	-	16,949
Total non-current derivative financial instruments	-	21,208

Current
Interest rate swaps	684	-
Foreign currency contracts	1,200	-
IDBD preemptive rights (ii)	10,986	-
Total current derivative financial instruments	12,870	-
Total assets	12,870	21,208

Liabilities
Non-current
Commitment of “tender offers” of shares in IDBD (iii)	(320,847)	-
Total non-current derivative financial instruments	(320,847)	-

Current
Foreign currency contracts (Note 37)	(14,225)	(1,732)
Total current derivative financial instruments	(14,225)	(1,732)
Total Liabilities	(335,072)	(1,732)
Total derivative financial instruments	(322,202)	19,476

(i) The balance represents the fair value of Supertel’s warrants purchased in February 2012. The warrants’ gain not recognized upon initial recording amounted to US$ 1.1 million as of June 30, 2014. Warrants’ fair value is lower than the mentioned amount, therefore, warrants are valued at zero.
(ii) See Note 3.
(iii) See Note 3.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
19.	Derivative Financial instruments (Continued)

Group’s future exchanges contracts pending as of June 30, 2014 and 2013 are as follows:

Futures	Amount (US$)	Due date	June 30, 2014 (Restated)	June 30, 2013
Banco ICBC	10,000	07/31/2014	1,200	-
Total	10,000		1,200	-

Futures	Amount (US$)	Due date	June 30, 2014 (Restated)	June 30, 2013
Banco Galicia	10,000	07/31/2014	(9,000)	-
Banco Hipotecario	5,000	07/31/2014	(5,225)	-
Banco Itaú	10,000	11/29/2013	-	(935)
Banco Itaú	10,000	11/22/2013	-	(797)
Total	35,000		(14,225)	(1,732)

Accrued gains (losses) in the fiscal years ended June 30, 2014, 2013 and 2012 were as follows:

Futures	Amount (US$)	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Banco ICBC	10,000	(4,373)	-	-
Banco Galicia	10,000	(16,238)	-	-
Banco Hipotecario	5,000	30,896	-	-
Banco Itaú	20,000	2,205	(2,977)	77
Banco Santander Río	6,000	-	-	79
Standard Bank	19,000	-	-	(1,206)
Total	70,000	12,490	(2,977)	(1,050)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
19.	Derivative Financial instruments (Continued)

As of June 30, 2014, interest rate swaps outstanding are as follows:

Interest rate swaps	Amount (US$)	Amount (Ps.)	Due date	Rate	June 30, 2014 (Restated)	June 30, 2013
Banco Galicia	10,000	-	12/31/2014	24.25%	34	-
Banco ICBC	-	50,000	09/10/2014	21.60%	234	-
Banco ICBC	-	50,000	09/12/2014	22.15%	179	-
Banco ICBC	-	20,000	10/15/2014	22.95%	73	-
Banco Santader Rio	-	5,000	09/18/2014	22.50%	16	-
Banco Santader Rio	-	20,000	12/03/2014	24.25%	38	-
Banco Itau	-	25,000	09/25/2014	22.85%	76	-
Banco Galicia	-	10,000	12/31/2014	24.25%	34	-
Banco M&T (*)	75,000	-	12/01/2019	4.22%	-	4,259
Total	85,000	180,000			684	4,259
(*)     See Note 42.

Accrued gains (losses) in the fiscal years ended June 30, 2014, 2013 and 2012 were as follows:

Interest rate swaps	Amount (US$)	Amount (Ps.)	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Banco Galicia	10,000	-	22	-	-
Banco ICBC	-	50,000	557	-	-
Banco ICBC	-	50,000	311	-	-
Banco ICBC	-	20,000	89	-	-
Banco Santader Rio	-	5,000	19	-	-
Banco Santader Rio	-	20,000	22	-	-
Banco Itau	-	25,000	48	-	-
Banco Galicia	-	10,000	30	-	-
Banco M&T	75,000	-	-	15,726	-
Total	85,000	180,000	1,098	15,726	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
20.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of June 30, 2014 and 2013:

	June 30, 2014 (Restated)	June 30, 2013
Cash at bank and on hand	607,291	725,220
Time deposits in local currency	-	66,393
Mutual funds	2,616	5,289
Total cash and cash equivalents	609,907	796,902

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2014, 2013 and 2012:

	Note	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
(Loss) / Profit for the year		(831,617)	297,208	224,676
Adjustments for:
Income tax expense	27	(64,267)	132,847	116,938
Retirement of obsolete properties, plant and equipment	11	60	605	1,925
Amortization and Depreciation	32	225,819	220,021	168,877
Gain from disposal of investment property	10	(235,507)	(183,767)	(116,689)
Dividends received	29	(15,042)	(23,249)	(20,654)
Derecognition of intangible assets		162	-	2,960
Share-based payments	26	44,690	5,856	2,690
Changes in fair value of investments in financial assets and liabilities	35	(215,430)	(1,396)	1,821
Loss on derivative financial instruments	35	316,632	(12,487)	2,096
(Gain) from purchase of subsidiaries	34	-	(137,062)	-
Interest expense, net	35	417,184	282,712	262,757
Provisions and allowances		96,149	90,771	73,157
Share of profit of associates and joint ventures	8.9	413,771	7,391	(11,660)
Loss / (gain) on repurchase of Non-Convertible notes		22,701	-	-
Unrealized foreign exchange loss, net		1,186,894	336,913	196,666
Gain sale of subsidiaries and joint ventures	34	-	(15,433)	-
Changes in operating assets and liabilities:
Increase in inventories		(642)	(662)	(8,839)
Decrease in trading properties		5,680	4,466	10,638
Increase in trade and other receivables		(14,053)	(63,168)	(37,391)
Increase in restricted founds		-	(85)	-
(Decrease) / Increase in trade and other payables		(103,754)	189,850	3,897
Increase in salaries and social security liabilities		50,855	12,563	5,518
Decrease in provisions	23	(2,034)	(2,881)	(2,613)
Net cash generated by operating activities before income tax paid		1,298,251	1,141,013	876,770

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
20.	Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the years ended June 30, 2014, 2013 and 2012:

Additional information

Non-cash activities

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Increase in investments in financial assets through an increase in borrowings	-	18,767	-
Decrease in borrowings through a decrease in equity investments in financial assets	23,829	-	-
Reimbursement of expired dividends	1,690	626	-
Dividends payable	56,625	4,169	40,846
Increase in properties, plant and equipment through an increase in borrowings	651	2,004	-
Decrease in investment properties through an increase in intangible assets	998	-	-
Increase in borrowings through a decrease in dividends payable	160,173	-	-
Increase in trading properties through a decrease in intangible assets	7,150	-	-
Decrease in trade and other receivables, net through an increase in assets held for sale	17,990	-	-
Decrease in investment properties through an increase in assets held for sale	1,098,990	-	-
Decrease in intangible assets through an increase in assets held for sale	77,085	-	-
Decrease in restricted assets through an increase in assets held for sale	163,501	-	-
Decrease in derivative financial assets through an increase in assets held for sale	299	-	-
Increase in restricted funds through a decrease in trade and other payables	146,394	-	-
Decrease in trade and other payables through an increase in liabilities directly associated with assets classified as held for sale	170,245	-	-
Decrease in borrowings through an increase in liabilities directly associated with assets classified as held for sale	603,021	-	-
Decrease in deferred income tax liabilities through an increase in liabilities directly associated with assets classified as held for sale	33,346	-	-
Conversion of notes	-	126	-
Decrease in Shareholder’s equity through an increase in borrowings	-	1,640	8,197
Decrease in Shareholder’s equity through an increase in trade and other payables	-	1,164	-
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	-	20,869	-
Decrease in trade and other receivables through a decrease in Shareholder’s equity	-	-	22,550
Decrease in investments properties through an increase in trade and other receivables	-	118,936	-
Increase in investment properties, through a decrease in property, plant and equipment	12,231	-	264

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

21.	Trade and other payables

Group’s trade and other payables as of June 30, 2014 and 2013 were as follows:

	June 30, 2014 (Restated)	June 30, 2013
Non-current
Admission rights	113,617	112,655
Sale and rent payments received in advance	51,638	53,301
Guarantee deposits	6,759	17,350
Non-current trade payables	172,014	183,306
Tax payment facilities plan	14,813	15,640
Deferred income	7,914	8,637
Others	7,716	3,515
Non-current other payables	30,443	27,792
Related parties (Note 37)	195	20
Non-current trade and other payables	202,652	211,118
Current
Trade payables	64,217	59,637
Accrued invoices	107,982	76,339
Guarantee deposits	9,985	5,974
Admission rights	111,024	98,656
Sale and rent payments received in advance	180,985	191,478
Current trade payables	474,193	432,084
VAT payables	28,509	26,718
Deferred revenue	495	1,087
Other tax	27,478	30,889
Dividends payable to non-controlling shareholders	23,940	8,562
Others	7,449	6,399
Current other payables	87,871	73,655
Related parties (Note 37)	116,661	171,271
Current trade and other payables	678,725	677,010
Total trade and other payables	881,377	888,128

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature the effect of discounting is not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

22.	Salaries and social security liabilities

Group’s Salaries and social security liabilities as of June 30, 2014 and 2013 were as follows:

	June 30, 2014 (Restated)	June 30, 2013
Non-current
Social security payable	3,749	3,160
Total non-Current salaries and social security liabilities	3,749	3,160

Current
Provision for vacation, bonuses and others	80,577	32,080
Social security payable	18,098	16,628
Others	601	302
Total current salaries and social security liabilities	99,276	49,010
Total salaries and social security liabilities	103,025	52,170

23.	Provisions

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
23.	Provisions (Continued)

The table below shows the movements in the Group's provisions for other liabilities categorized by type:

	Labor, legal and other claims	Tax and social security claims	Investments in associates and joint ventures (*)	Total
At July 1st, 2012	18,699	1,570	-	20,269
Additions	18,757	642	39,091	58,490
Recovery	(3,565)	(526)	-	(4,091)
Used during the year	(2,881)	-	-	(2,881)
At June 30, 2013	31,010	1,686	39,091	71,787
Additions	23,641	478	115,359	139,478
Recovery	(7,529)	(574)	-	(8,103)
Used during the year	(2,034)	-	-	(2,034)
Contributions	-	-	(16,667)	(16,667)
Foreign exchange gain	-	-	39,199	39,199
At June 30, 2014 (Restated)	45,088	1,590	176,982	223,660

(*)	Corresponds to equity interests in affiliates with negative equity, principally New Lipstick LLC.

Disclosure of total provisions in current and non-current is as follows:

	June 30 2014 (Restated)	June 30 2013
Non-current	205,228	57,737
Current	18,432	14,050
	223,660	71,787

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

Acquisition of the building known as ex- escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, the Group through APSA acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522. As explained in Note 28, this property is affected to a concession contract.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
23.	Provisions (Continued)

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

At June 30, 2014, the property is still operated by the Group and is recorded under Investment Properties.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
24.	Borrowings

The breakdown of the Group borrowings as of June 30, 2014 and 2013 was as follows:

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value of share capital	June 30, 2014 (Restated)	June 30, 2013
Non-current
NCN IRSA due 2015	Unsecured	Ps.	Floating	Badlar + 395ps	209,297	209,297	-
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	1,210,359	784,855
NCN IRSA due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	10,734	10,734	-
APSA NCN due 2017	Unsecured	US$	Fixed	7.875%	110,000	866,549	575,705
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	150,000	1,111,449	789,655
Seller financing of plot of land (vi)	Secured	US$	Fixed	3.5%	2,618	19,072	14,900
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	12,610	80,126	49,327
Seller financing of Zetol S.A. (iii)	Secured	US$	Fixed	3.5%	4,500	22,058	14,144
Bank loans	Unsecured	Ps.	Fixed	15.25%	8,932	6,938	-
Syndicated loan (iv)	Unsecured	Ps.	Fixed	(iv)	177,339	74,964	175,604
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	(v)	19,333	6,421	19,163
Banco M&T loan (vii)	Secured	US$	Floating	Libor + 2.55%	-	-	399,691
Related parties (Note 37)	Secured	Ps.	Fixed	15.25%	5,000	3,750	-
Related parties (Note 37)	Unsecured	Ps.	Floating	Badlar	14,088	133,314	98,328
Finance leases obligations	Secured	US$	Fixed	7.5%	321	972	1,270
Total Non-current borrowings						3,756,003	2,922,642

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
24.	Borrowings (Continued)

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value of share capital	June 30, 2014 (Restated)	June 30, 2013
Current
NCN IRSA due 2015	Unsecured	Ps.	Floating	Badlar + 395ps	4,325	4,325	-
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	41,472	26,675
NCN IRSA due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	255	255	-
APSA NCN due 2017	Unsecured	US$	Fixed	7.875%	110,000	8,968	5,499
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	150,000	57,281	40,604
NCN IRSA due 2013	Unsecured	Ps.	Floating	Badlar 2.49%	-	-	52,240
NCN IRSA due 2014	Unsecured	US$	Fixed	7.45%	-	-	137,750
Short-term loans	Unsecured	Ps.	Fixed	15.25%	6,932	2,873	-
Bank overdrafts	Unsecured	Ps.	Floating	-	-	401,963	418,730
Syndicated loan (iv)	Unsecured	Ps.	Fixed	(iv)	177,339	101,339	51,005
Banco Provincia de Buenos Aires loan (v)	Unsecured	Ps.	Fixed	(v)	19,333	12,886	9,625
Seller financing of plot of land (vi)	Secured	US$	Fixed	3.5%	2,618	2,335	12,809
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	12,610	5,128	3,397
Seller financing of Arcos del Gourmet S.A. (ii)	Unsecured	US$	Fixed	11.69%	-	-	11,408
Seller financing of Zetol S.A. (iii)	Secured	US$	Fixed	3.5%	4,500	21,207	1,544
Other borrowings	Unsecured	-	-	-	-	74,344	-
Related parties (Note 37)	Unsecured	Ps.	Floating	Badlar	-	71	-
Related parties (Note 37)	Unsecured	Ps.	Fixed	15.25%	5,000	1,250	-
Finance lease obligations	Secured	US$	Fixed	7.5%	335	1,780	1,243
Total Current borrowings						737,477	772,529
Total borrowings						4,493,480	3,695,171

(i)	Seller financing of Soleil Factory (investment properties): Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017.
(ii)	Seller financing - Arcos del Gourmet S.A. (intangible assets).
(iii)
Seller financing of Zetol S.A. (trading properties): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money or with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built.

(iv)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribes a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 37).

(v)
On December 12, 2012, the Group subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments beginning in December 2013. Additionally, on February 3, 2014 a new loan has been subscribed for Ps. 20 million. As of the date of these financial statements, the mentioned capital is fully canceled.

(vi)	Seller financing of plot of land - Vista al Muelle S.A. in Canelones, Uruguay (Trading properties).
(vii)	See Note 42

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Borrowings (Continued)

As of June 30, 2014 and 2013, total borrowings include collateralized liabilities (seller financing, leases and long-term loans) of Ps. 156,428 and Ps. 498,325, respectively. These borrowings are mainly collateralized by investment properties and property, plant and equipment of the Group (Notes 10 and 11).

Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Information regarding liabilities under finance leases is disclosed in Note 28.

The maturity of the Group's borrowings (excluding finance leases) and the classification regarding interest rates is as follows:

	June 30, 2014 (Restated)	June 30, 2013
Fixed rate:
Less than 1 year	215,486	246,271
Between 1 and 2 years	86,653	105,695
Between 2 and 3 years	868,772	99,579
Between 3 and 4 years	81,126	581,469
Between 4 and 5 years	1,252,947	840,933
Later than five years	1,108,122	805,466
	3,613,106	2,679,413
Floating rate:
Less than 1 year	401,340	443,239
Between 1 and 2 years	211,898	97,601
Between 2 and 3 years	145,354	7,159
Between 3 and 4 years	-	7,469
Between 4 and 5 years	-	7,793
Later than five years	-	369,272
	758,592	932,533
Accrue interest and expenses
Less than 1 year	118,871	81,776
Between 1 and 2 years	(1,207)	5,874
Between 2 and 3 years	(1,961)	(2,680)
Between 3 and 4 years	-	(1,814)
Between 4 and 5 years	3,327	(2,444)
Later than five years	-	-
	119,030	80,712
	4,490,728	3,692,658

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Borrowings (Continued)

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate equals their carrying amount, as the effect of discounting is not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The fair value of non-current liabilities (excluding finance lease liabilities) is as follows:

	June 30, 2014 (Restated)	June 30, 2013
APSA NCN due 2017	976,661	672,244
IRSA NCN due 2017	1,244,281	775,440
IRSA NCN due 2020	1,422,987	822,249
Seller financing of Soleil Factory goodwill	110,931	71,340
Seller financing	78,448	55,752
Syndicated loan	191,185	230,466
Banco Provincia de Buenos Aires loan	19,548	29,215
Bank loans	9,949	-
	4,053,990	2,656,706
(*) See Note 42.

Notes issued by the Group

Notes issued by IRSA, due 2017 and 2020

On February 2, 2007, the Company issued US$150 million nominal 8.5%. The notes are due February 2017 and principal is paid at maturity. Interest is payable on February and August of each year as from August 2007.

This issue was part of a global issuance program of notes for a nominal value of up to US$ 200 million authorized by Resolution No. 15,529 and 15,537 of the CNV dated December 7 and December 21, 2007. On February 25, 2010, the Board of Directors of IRSA expanded the amount to up to US$ 400 million as mandated by the Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009.

As part of the expanded program, on July 20, 2010, IRSA issued US$ 150 million nominal 11.5%  NCN raising US$ 142.9 million after costs. The notes are due July 2020 and principal is paid at maturity. Interest is payable on January 20 and June 20 of each year as from January 20, 2011.

On November 2, 2010, the Ordinary Meeting of Shareholders approved an additional expansion of the global program of up to US$ 450 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
24.	Borrowings (Continued)

IRSA NCN due 2017 and IRSA NCN due 2020 both contain certain customary covenants and restrictions, including amount others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies.

Under the NCN indentures, IRSA is permitted to incur additional indebtedness provided its coverage of consolidated interest ratio is higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and certain other consolidated non-cash charges. The Group was in compliance with these covenants as of June 30, 2014 and 2013.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Borrowings (Continued)

Non-convertible notes issued by IRSA, due 2015 and 2017

On February 26, 2014 Class V and VI NCN were issued for the amount of Ps. 220.2 million.

Class V NCN was issued for the amount of Ps. 209,397,900. The securities were issued at par value and priced at a floating interest rate equal to Badlar rate plus 395 basis points. The principal of Class V will be repaid through a single payment on the maturity date. Class V matures within 18 months from the date of issue. Interest will be payable quarterly on the 26th day of May of 2014, August 26, 2014, November 26, 2014, February 26, 2015, May 26, 2015 and August 26, 2015.

Class VI NCN were issued for the amount of Ps. 10,790,322. The securities were issued at par value and priced at a floating interest rate equal to Badlar rate plus 450 basis points. The principal of Class V will be repaid through a single payment on the maturity date. Class V matures within 36 months from the date of issue. Interest will be payable quarterly on the 26th day of May of 2014, August 26, 2014, November 26, 2014, February 26, 2015 May 26, 2015 and August 26, 2015, November 26, 2015, February 26, 2016, May 26, 2016, August 26, 2016, November 28, 2016 and February 27, 2017.

APSA NCN Series I due 2017 and Series II due 2012

On May 11, 2007, APSA issued an aggregate of US$ 170 million in two parts. One of the series (Series I) consists of US$ 120 million 7.87% rate notes due May 2017 while the other (Series II) comprised Ps. 154.0 million (equal to US$ 50 million) 11.0% rate notes were due in June 2012. Interest on the Series I is payable on May 11 and November 11 of each year as from November 11, 2007 with principal due on May, 2017. Interest on the Series II was payables on June 11 and December 11 of each year as from December 11, 2007, with principal due in seven equal and consecutive semi-annual installments as from June 11, 2009. As of June 30, 2012, Series II was completely cancelled.

These issuances were part of a global issuance program of notes for a nominal value of up to US$ 200 million, authorized by Resolution No. 15,614 of the CNV dated April 19, 2007. On October 29, 2009, the Ordinary and Extraordinary Meeting of Shareholders expanded the amount to up to US$ 400 million.

At the time of issue, CRESUD together with the Company, were the principal bondholders of both series of notes. During fiscal years 2008, 2009 and 2011, APSA repurchased US$ 4.8 million of Series II. During October 2010, the Company sold the Series I to third parties at a total price of US$ 38.1 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
24.	Borrowings (Continued)

APSA NCN Series I due 2017 contain certain covenants, events of default and restrictions, as well as limitations on additional indebtedness, transactions with affiliates, mergers and disposal of assets. For additional indebtedness, APSA is required to comply with the financial ratio “coverage of consolidated interest”, which should be higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and considering other consolidated non-cash charges. As of June 30, 2014 and 2013, APSA was compliant with these clauses.

Loans and bank overdrafts

As of June 30, 2014 and 2013, short-term and long-term loans were granted by several domestic financial institutions. They are repayable at various dates between July 2014 and July 2020, and bear either fixed interest rates ranging from 15.25% per annum.

As of June 30, 2014 and 2013, bank overdrafts were drawn on several domestic financial institutions. The Group has bank overdrafts of less than three months bearing floating interest rates ranging from 16% to 37% per annum.

25.	Employee benefits

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

Contributions made by the Group under the Plan amount to Ps. 3,001 and Ps. 2,029 for the fiscal years ended June 30, 2014 and 2013, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
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

Under the Incentive Plan, over the last three years, Participants will be entitled to receive shares ("Contributions") of the Company and CRESUD based on a percentage of their annual bonus, providing they remain as employee of the Company for at least five years, among other conditions required to qualify for such Contributions.

Contributions shall be held by the Company and CRESUD, and as the conditions established by the Plan are verified, such contributions shall be transferred to the Participants.

As of June 30, 2014 and 2013, a reserve has been set up under Shareholders’ equity as a result of this Incentive Plan for Ps. 53,235 and Ps. 8,258, respectively,  based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of said plan are met at each fiscal year end.

For the fiscal years ended June 30, 2014 and 2013, the Group has incurred a charge related to the Incentive Plan of Ps. 44.7 million and Ps. 5.9 million, respectively, while the total cost not yet recognized (given that the vesting period has not yet elapsed) is Ps. 52.5 million and Ps. 17.5 million, respectively, for each fiscal year. This cost is expected to be recognized over an average period of five years.

During the fiscal years ended June 30, 2014 and 2013, the Group granted 223,227 and 99,283 shares, respectively, corresponding to the Participants’ Contributions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
26.	Share-based payments (Continued)

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	June 30, 2014 (Restated)	June 30, 2013
At the beginning	2,181,615	1,117,608
To be granted	3,666,124	1,069,259
Expired	(61,351)	(5,252)
At the end	5,786,388	2,181,615

27.	Taxes

The Group’s income tax has been calculated on the estimated taxable profit for the years at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

The detail of the provision for the Group’s income tax is as follows:

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Current income tax	(235,010)	(229,295)	(207,090)
Deferred income tax	318,336	96,448	90,152
Minimum Presumed Income tax (MPIT)	(19,059)	-	-
Income tax expense	64,267	(132,847)	(116,938)

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	25%
U.S.A.	45%
Bermuda	0%

The Group should disclosure the amount of deferred income tax assets and the evidence for its recognition when:

(a)	asset’s realizability of deferred income tax assets depends on future gains, above gains arising from reversal of existing taxable temporary differences; and
(b)	the company had a loss, either during this fiscal year, or in the previous one, in the country related to the deferred income tax asset.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.	Tax (Continued)

Deferred tax assets and liabilities of the Group as of June 30, 2014 and 2013 will be recovered as follows:

	June 30, 2014 (Restated)	June 30, 2013
Deferred income tax asset to be recovered after more than 12 months	139,257	97,408
Deferred income tax asset to be recovered within 12 months	455,512	220,580
Deferred income tax assets	594,769	317,988

	June 30, 2014 (Restated)	June 30, 2013
Deferred income tax liabilities to be recovered after more than 12 months	(556,412)	(570,980)
Deferred income tax liabilities to be recovered within 12 months	(15,323)	(57,708)
Deferred income tax liabilities	(571,735)	(628,688)

The gross movement on the income tax and the deferred tax account is as follows:

	June 30, 2014 (Restated)	June 30, 2013
Beginning of year	(310,700)	(376,977)
Acquisition of subsidiaries	-	(26,103)
Currency translation adjustment	(17,948)	(4,068)
Reclassified to assets held for sale	33,346	-
Income tax expense and deferred income tax	318,336	96,448
End of year	23,034	(310,700)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2014 and 2013, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax asset	Investments	Tax loss carry-forwards	Trade and other liabilities	Others	Total
At July 1, 2012	27,797	84,322	73,740	14,966	200,825
Charged to the statements of income	35,009	54,812	19,533	7,809	117,163
At June 30, 2013	62,806	139,134	93,273	22,775	317,988
Charged to the statement of income	-	256,373	7,949	12,459	276,781
At June 30, 2014 (Restated)	62,806	395,507	101,222	35,234	594,769

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
27.	Tax (Continued)

Deferred income tax liabilities	Trade and other receivables	Investment properties	Investments	Others	Total
At July 1, 2012	(23,367)	(475,645)	(45,758)	(33,032)	(577,802)
(Credited) / Charged to the statements of income	(21,154)	(6,911)	(4,903)	12,253	(20,715)
Additions for business combination	-	(26,103)	-	-	(26,103)
Cumulative translation adjustment	-	(4,068)	-	-	(4,068)
At June 30, 2013	(44,521)	(512,727)	(50,661)	(20,779)	(628,688)
(Credited) / Charged to the statements of income	(3,288)	44,869	(2,214)	2,188	41,555
Reclassified to assets held for sale	-	33,346	-	-	33,346
Cumulative translation adjustment	-	(17,948)	-	-	(17,948)
At June 30, 2014 (Restated)	(47,809)	(452,460)	(52,875)	(18,591)	(571,735)

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

In order to fully realize the deferred tax asset, the Company will need to generate future taxable income. To this aim the Group made a projection for future years when deferred assets will be deductible. Such projection is based on aspects such as the expected performance of the main macroeconomic variables affecting the business, production issues, pricing, yields and costs that make up the operational flows derived from the regular exploitation of fields and other assets of the group, the flows derived from the performance of financial assets and liabilities and the income generated by the Group’s strategy of crop rotation. Such strategy implies the purchase and/or development of fields in marginal areas or areas with a high upside potential and periodical sale of such properties that are deemed to have reached their maximum appreciation potential.

Based on the estimated and aggregate effect of all these aspects on the Company’s performance, Management estimates that as at June 30, 2014, it is probable that the Company will realize all of the deferred tax assets.

As of June 30, 2014, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

Jurisdiction	Cumulative tax loss carry-forwards (Restated)	Date of generation	Due date
Argentina	28	2009	2014
Argentina	25,362	2010	2015
Argentina	88,211	2011	2016
Argentina	119,983	2012	2017
Argentina	168,508	2013	2018
Argentina	766,727	2014	2019
	1,168,819

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
27.	Tax (Continued)

As of June 30, 2014 IRSA and its subsidiaries own tax loss carry-forwards for Ps. 1,169 million due 2019.

The Group did not recognize deferred income tax assets of Ps. 22.9 million and Ps. 32.5 million as of June 30, 2014 and 2013, respectively. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 17.0 million and Ps. 55.8 million as of June 30, 2014 and 2013, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2014, 2013 and 2012:

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Net income at tax rate applicable to profits in the respective countries	(242,949)	156,163	119,565
Tax effects of:
Share of profit of associates and joint ventures	128,372	(26,303)	(35,108)
Utilization of tax losses	-	(31,732)	-
Unrecognized tax losses	51,944	38,992	31,027
Minimum Presumed Income tax (MPIT)	19,057	-	-
Non-taxable income	(24,509)	(3,203)	3,851
Others	3,818	(1,070)	(2,397)
Income tax expense	(64,267)	132,847	116,938

As of June 30, 2014, the Group owns Minimum Presumed Income tax (MPIT) credit for Ps. 126,1 million of which Ps. 19,1 was impairment. As of June 30, 2013, the Group had Minimum Presumed Income tax (MPIT) credit for Ps. 130,1 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
28.	Leases

The Group as lessee

Operating leases:

The Group rents two properties that use as a shopping center. These agreements provide for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rent expense for the years ended June 30, 2014 and 2013 was Ps. 2,947 and 2,921, respectively.

The Group also, leases office space under an operating lease with companies related to the Chairman and Director of the Group. (See Note 37).

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	June 30, 2014 (Restated)	June 30, 2013
No later than 1 year	10,714	7,855
Later than one year and not later than five years	22,461	16,146
Later than five years	37,200	39,884
	70,375	63,885

Finance leases:

The Group leases certain computer equipment under various finance leases for an average term of three years. The net book value of these assets under finance leases is included in Note 11.

At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statements of income. The book value of these liabilities under finance leases is included in Note 24.

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Leases (Continued)

The future minimum payments that the Group must pay off under finance leases are as follows:

	June 30, 2014 (Restated)	June 30, 2013
No later than 1 year	1,942	1,513
Later than one year and not later than five years	1,112	1,279
	3,054	2,792
Finance charges	(302)	(279)
Present value of finance lease liabilities	2,752	2,513

The present value of finance lease liabilities is as follows:

	June 30, 2014 (Restated)	June 30, 2013
No later than 1 year	1,780	1,243
Later than one year and not later than five years	972	1,270
Present value of finance lease liabilities	2,752	2,513

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at June 30, 2014 and 2013 was 11.10% and 12.68%, respectively.

The Group as lessor

Operating leases:

•	Leases of office and other buildings

The Group enters into cancellable operating leases relating to offices and other buildings. The contracts have an average term raging from three to five years. Certain leases have terms of ten years. The tenants are charged a base rent payable on a monthly basis.

Rental income, from offices and other buildings of the Group amount to Ps. 255,788, Ps. 204,329 and Ps. 185,824 for the fiscal years ended June 30, 2014, 2013 and 2012, respectively, and is included under the line “Rental” in the statement of income.

The book value of assets and their accumulated amortization for such leases are described in Note 10.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Leases (Continued)

•	Leases of shopping centers

The Group enters into cancellable operating leases relating to shopping centers. The contracts have an average term raging from three to five years, with some leases relating to anchor stores having terms of ten years, which are generally renewable. Tenants are usually charged a rent which is the higher of (i) the base rent; and (ii) complementary rent (which generally ranges between from 4% to 10% of the sales).  Furthermore, pursuant to the rent escalation clause in most lease arrangements, the tenants’ base rent generally increases between 18% and 24% each year during the lease term. Since the complementary rent is not known until the end of the period, it meets the definition of contingent rent under IAS 17 “Leases”.  Accordingly, complementary rental income will be recognized once the contingent rent is known.

For the fiscal years ended June 30, 2014, 2013 and 2012, the average (basic rental) and contingent (supplementary rental) rental income of the Group’s shopping centers amounted to Ps. 746,666, Ps. 588,121 and Ps. 458,396 and to Ps. 329,258, Ps. 254,429 and Ps. 211,937, respectively and are included under “Revenue” in the statement of income.

Additionally, the Group owns a shopping center property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group leases this property to a third party shopping center operator under an operating lease agreement expiring in 2032. The lease provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the year ended June 30, 2014, 2013 and 2012 amounted to Ps.151, Ps. 343 and Ps. 277, respectively and is included in the line item "Revenues" in the statements of income.

The book value of assets and their accumulated amortization for such leases are described in Note 10.

The future minimum proceeds under non-cancellable operating leases from Group´s shopping centers, offices and other buildings are as follows:

	June 30, 2014 (Restated)	June 30, 2013
2014	-	595,562
2015	731,570	466,243
2016	522,764	207,615
2017	220,605	72,758
2018	58,600	18,888
2019	18,291	17,327
Later than 2019	14,420	13,339
	1,566,250	1,391,732

Finance leases:

The Group does not act as a lessor in connection with finance leases.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
29.	Shareholders' Equity

Share capital and premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 1 per share and one vote each. As of June 30, 2013, no changes were recorded in the equity accounts. During this fiscal year, the Company accounted for purchases of treasury stock in share capital.

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

Legal reserves

According to Argentina´s laws 5% of the profit of the year is destined to the constitution of legal reserves until they reach legal capped amount (20% of total capital). This legal reserve is not available for the dividend distribution and can only be released to absorb losses. The Group did not reach the legal capped amounts.

Reserves Special

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Reserves for new developments

The Company and subsidiaries may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These special reserves may be for general purposes or for specific uses such as new developments. The voluntary reserves may be released for dividend distribution.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.	Shareholders’ Equity (Continued)

Repurchase plan involving common shares and GDS issued by IRSA

On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company's own stock pursuant to Section 64 of Law No. 26,831 and the CNV’s regulations,  for up to an aggregate amount of Ps. 200.0 million and up to 5% of the capital stock, in the form of shares or Global Depositary Shares (GDS) representing 10 shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the IRSA’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 8 per share. On September 18, 2013 the Board of Directors decided to increase the maximum price to Ps. 10,00 per common share and US$ 10.50 per GDS. On October 15, 2013, IRSA’s Board of Directors approved a new increase to the maximum price, raising it to Ps. 11.00 per common share and US$ 11.50 per GDS. On October 22, 2013 IRSA’s Board of Directors approved a new increase to the maximum price, raising it to Ps.14.50 per common share and US$ 15.00 per GDS. During the year ended Monday, June 30, 2014, the Company repurchased 533,947 common shares (nominal value Ps. 1 per share) for a total of Ps. 5.2 million and 437,075 GDS (representing 4,370,750 common shares) for a total amount of US$ 5.2 million.

On June 10 2014, the Board of Directors of IRSA resolved to terminate the stock repurchase plan that was approved by resolution of the Board on July 25, 2013, and modified by resolutions adopted on September 18, 2013, October 15, 2013 and October 22, 2013. During the term of the Stock Repurchase Plan, IRSA has repurchased 4,904,697 shares for an aggregate amount of Ps. 37,905,631.

Dividends

The dividends distribution in the year ended June 30, 2014 and 2013 amounts to Ps. 306.6 million (Ps. 0.53 per share) and Ps. 180.0 million (Ps. 0.31 per share), respectively.

Expired dividends

During the year, Ps. 1,690 expired, corresponding to dividends no yet paid from prior years. Furthermore, as of June 30, 2013 and 2012, Ps. 626 and Ps. 3,809 expired, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
30.	Revenues

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Base rent	1,079,779	828,923	645,347
Contingent rent	329,889	254,854	212,285
Admission rights	126,495	107,608	88,221
Averaging scheduled rent escalation	14,771	21.842	26,288
Parking fees	81,382	62,484	45,141
Letting fees	42,458	33,620	33,100
Service charges	743,703	600,580	493,133
Property management fee	27,121	21,803	16,751
Others	4,801	3,560	3,297
Total rental and service income	2,450,399	1,935,274	1,563,563
Sale of trading properties	62,641	24,867	51,905
Revenue from hotel operations	331,562	225,836	170,012
Consumer financing	574	1,203	4,836
Total other revenue	394,777	251,906	226,753
Total revenues	2,845,176	2,187,180	1,790,316

31.	Costs

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Costs of rental and services costs	1,120,634	906,233	719,159
Cost of sale and development	17,506	12,188	20,232
Costs from hotel operations	215,980	168,283	117,580
Costs from consumer financing	373	907	1,687
Total costs	1,354,493	1,087,611	858,658

32.	Expenses by nature

The Group disclosed expenses the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.	Expenses by nature (Continued)

For the period ended June 30, 2014:

	Group Costs
	Cost of sale and development	Costs of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total (Restated)
Salaries, social security costs and other personnel expenses	168	362,055	-	121,332	98,775	27,356	609,686
Maintenance, security, cleaning, repair and others	3,551	255,053	3	26,321	14,272	665	299,865
Depreciation and amortization	707	209,302	-	10,819	4,757	234	225,819
Advertising and others selling expenses	1	145,331	-	4,701	-	24,318	174,351
Taxes, rates and contributions	2,299	86,996	-	-	9,961	70,870	170,126
Fees and payments for services	66	28,762	368	2,347	56,605	5,127	93,275
Directors fees	-	-	-	-	68,506	-	68,506
Food, beverage and other lodging expenses	-	-	-	49,792	6,726	3,753	60,271
Others	35	16,435	2	388	28,216	1,170	46,246
Leases and expenses	1,404	16,700	-	280	9,110	1,117	28,611
Allowance for trade and other receivables , net	-	-	-	-	-	11,626	11,626
Cost of sales of properties	9,275	-	-	-	-	-	9,275
Total expenses by nature	17,506	1,120,634	373	215,980	296,928	146,236	1,797,657

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
32.	Expenses by nature (Continued)

For the period ended June 30, 2013:

	Group Costs
	Cost of sale and development	Cost of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	155	244,311	3	96,096	62,688	18,098	421,351
Maintenance, security, cleaning, repair and others	2,747	226,208	38	21,754	11,769	691	263,207
Depreciation and amortization	529	199,866	-	13,591	5,815	220	220,021
Advertising and other selling expenses	-	115,013	-	4,869	12	16,580	136,474
Taxes, rates and contributions	1,500	68,982	-	263	7,585	50,925	129,255
Fees and payments for services	237	29,390	858	1,301	30,753	3,525	66,064
Directors fees	-	-	-	-	62,873	-	62,873
Food, beverage and other lodging expenses	-	-	-	29,643	2,900	680	33,223
Others	32	10,958	8	630	8,985	1,798	22,411
Leases and service charges	1,774	11,505	-	136	1,461	783	15,659
Allowance for trade and other receivables , net	-	-	-	-	-	12,825	12,825
Cost of sales of properties	5,214	-	-	-	-	-	5,214
Total expenses by nature	12,188	906,233	907	168,283	194,841	106,125	1,388,577

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.	Expenses by nature (Continued)

For the year ended June 30, 2012:

	Group Costs
	Cost of sale and development	Cost of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	97	191,018	18	59,893	53,166	15,599	319,791
Maintenance, security, cleaning, repair and others	1,590	179,647	265	17,822	8,535	649	208,508
Depreciation and amortization	-	154,955	17	10,411	3,450	44	168,877
Advertising and others selling expenses	-	99,279	-	2,811	1,755	16,188	120,033
Taxes, rates and contributions	1,323	47,658	-	-	3,927	41,383	94,291
Fees and payments for services	346	20,301	1,368	3,192	33,928	3,423	62,558
Directors fees	-	-	-	-	59,298	-	59,298
Food, beverage and other lodging expenses	-	-	-	22,714	3,005	13	25,732
Leases and service charges	1,958	22,553	-	35	498	121	25,165
Cost of sales of properties	14,904	-	-	-	-	-	14,904
Others	14	3,748	19	702	6,785	389	11,657
Allowance for trade and other receivables , net	-	-	-	-	-	6,964	6,964
	20,232	719,159	1,687	117,580	174,347	84,773	1,117,778

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Employee costs

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Salaries, bonuses, social security expenses and others	496,922	389,740	299,847
Costs of equity incentive plan	70,868	5,856	2,690
Defined contribution plan costs	7,584	4,976	1,210
Other employee costs and benefits	34,312	20,779	16,044
Employee costs	609,686	421,351	319,791

34.	Other operating results, net

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Result from purchase of subsidiaries (Note 3)	-	137,062	-
Result from sale of subsidiaries and joint ventures (Note 3)	-	15,433	-
Tax on shareholders’ personal assets	(3,831)	(5,132)	(3,360)
Donations	(32,779)	(30,592)	(17,243)
Lawsuits and other contingencies (1)	(19,666)	(17,765)	(8,348)
Others	10,406	(5,738)	(3,495)
Total other operating results, net	(45,870)	93,268	(32,446)
(1)	Includes legal expenses.

35.	Financial results, net

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Finance income:
- Interest income	75,680	38,244	15,817
- Foreign exchange	40,788	58,032	53,576
- Dividends income	15,041	23,249	20,654
- Other finance income	-	-	15,053
Total finance income	131,509	119,525	105,100

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
35.	Financial results, net (Continued)

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Finance costs:
- Interest expense	(492,864)	(331,263)	(280,089)
- Foreign exchange	(1,203,240)	(407,473)	(213,888)
- Other financial costs	(53,147)	(43,983)	(35,548)
Finance costs	(1,749,251)	(782,719)	(529,525)
Less: Capitalized finance costs	22,376	10,307	1,515
Total finance costs	(1,726,875)	(772,412)	(528,010)
Other financial results:
- Fair value gain / (loss) of financial assets and liabilities at fair value through profit or loss	215,430	1,396	(1,821)
- (Loss) / gain on derivative financial instruments, net	(316,632)	11,242	(2,096)
- (Loss) / gain on repurchase of Non-Convertible notes	(22,701)	2,057	-
Total other financial results	(123,903)	14,695	(3,917)
Total financial results, net	(1,719,269)	(638,192)	(426,827)

36.	Earnings per share

(a)	Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year (Note 29).

	June 30, 2014 (Restated)	June 30, 2013	June 30, 2012
Profit attributable to equity holders of the Group	(786,487)	238,737	203,891
Weighted average number of ordinary shares in issue	575,933	578,676	578,676
Basic earnings / (loss)per share	(1.37)	0.41	0.35

(b)	Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. The Group does not possess dilutive potential shares; therefore, diluted earnings per share are equal to basic earnings per share.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
37.	Related party transactions

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
37.	Related party transactions (Continued)

2.	Senior Management remuneration

The members of the Senior or Top Management are appointed and removed by the Board of Directors, and perform functions in accordance with the instructions delivered by the Board itself.

The Group’s Senior Management is composed of as follows:

Name	Date of birth	Position	In the position since
Eduardo S. Elsztain	01/26/1960	General Manager	1991
Daniel R. Elsztain	12/22/1972	Chief Operations Officer of the real estate business	2012
Matias Gaivironsky	02/23/1976	Financial Manager	2011
David A. Perednik	11/15/1957	Administrative Manager	2002
Jorge Cruces	12/22/1972	Real Estate Manager	2007

The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's backgrounds, capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of the senior management participate in defined contribution and share-based incentive plans that are described in Notes 25 and 26, respectively.

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

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement") was entered into between IRSA, APSA and CRESUD. The agreement has a term of 24 months, is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice, to date they have not been produced.

It is also worth noting that the parties have hired an external consulting firm to review and evaluate half-yearly the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and documentation. Notably, the parties retain absolute freedom and confidentiality regarding their strategic and business decisions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
37.	Related party transactions (Continued)

3.	Donations granted to Fundación IRSA

Fundación IRSA is a non-profit institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth.  It carries out corporate volunteering programs and fosters donations by the Group’s employees.  The main members of Fundación IRSA's Board of Directors are:  Eduardo S. Elsztain (President); Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary).  It funds its activities with the donations made by APSA, IRSA and Cresud and other companies of the Group.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
37.	Related party transactions (Continued)

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
37.	Related party transactions (Continued)

(c)	Office rental (the Group as lessee):

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
37.	Related party transactions (Continued)

(b)	Special reimbursement programs with several means of payment:

The Group carries out diverse business actions and promotions intended to promote larger number of visitors and consumption inside its shopping centers.

Some promotions offer different types of discounts to clients and/or interest-free financing plans on specific dates or periods. To this end, the Group enters into agreements with various third party financial entities and/or related parties, such as Banco Hipotecario S.A. and Tarshop S.A..

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

(b)	Sale of supplies and materials:

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
37.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014 (Restated):

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Parent Companies
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	16	-	(3,723)	-	-	-
	Corporate services	-	-	-	-	-	(33,710)	-	-	-
	Sale of good and/or services	-	-	-	701	-	-	-	-	-
	Dividends payable	-	-	-	-	-	(36,462)	-	-	-
	Leases and/or rights of use	-	-	-	1,598	-	-	-	-	-
	Non-Convertible Notes	-	14,079	-	-	-	-	(56,972)	(2,023)	-
	Long-term incentive plan	-	-	-	-	-	(10,557)	-	-	-
	Share-based payments	-	-	-	-	-	(3,673)	-	-	-
Total Parent Companies		-	14,079	-	2,315	-	(88,125)	(56,972)	(2,023)	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	-	(1,547)	-	-
	Borrowings	-	-	-	-	-	-	(17,781)	(23,285)
	Derivatives	-	-	-	-	-	-	-	-	(5,225)
	Leases and/or rights of use	-	-	-	200	-	-	-	-	-
	Commissions per stands	-	-	-	59	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	765	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	2,297	-	-	-	-	-
Banco de crédito y securitización	Leases and/or rights of use	-	-	-	19	-	(80)	-	-	-
Tarshop S.A.	Leases and/or rights of use	-	-	-	-	(175)	(677)	-	-	-
	Reimbursement of expenses	-	-	-	687	-	-	-	-	-
	Commissions per stands	-	-	-	19	-	-	-	-	-
Total Associates		-	-	-	4,046	(175)	(2,304)	(17,781)	(23,285)	(5,225)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
37.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Joint ventures
	Contributions to be paid in	-	-	-	10	-	-	-	-	-
Baicom Networks S.A.	Management fee	-	-	-	2	-	-	-	-	-
	Borrowings	-	-	1,143	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	193	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	-	-	165	-	-	-	-	-
	Borrowings	-	-	-	20	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	864	-	-	-	-	-
	Borrowings	-	-	-	4	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	(133,314)	-	-
	Reimbursement of expenses	-	-	-	66	-	(9)	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	223	-	(72)	-	-	-
	Proceeds from leasing	-	-	-	-	-	(18)	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(630)	-	-	-
	Management fee	-	-	-	1,338	-	-	-	-	-
	Share-based payments	-	-	-	304	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(71)	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	-	160	-	-	-	-	-
	Borrowings	-	-	-	3,230	-	-	-	-	-
	Reimbursement of expenses	-	-	-	213	-	-	-	-	-
Quality Invest S.A.	Management fee	-	-	-	22	-	(45)	-	-	-
	Reimbursement of expenses	-	-	-	64	-	-	-	-	-
Total Joint ventures		-	-	1,143	6,878	-	(774)	(133,314)	(71)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
37.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Subsidiaries of the parent companies
Cactus Argentina S.A.	Reimbursement of expenses	-	-	-	2	-	(515)	-	-	-
Exportaciones Agroindustriales	Borrowings	-	-	-	2,134	-	-	-	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	138	-	(29)	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-	-
Total Subsidiaries of the parent companies		-	-	-	2,275	-	(544)	-	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	14,378	-	(11,099)	-	-	-
Estudio Zang, Bergel y Viñes	Advances	-	-	-	4	-	-	-	-	-
	Legal services	-	-	-		-	(513)	-	-	-
Austral Gold	Reimbursement of expenses	-	-	-	8	-	(1)	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	-	103	-	-	-	-	-
	Borrowings	-	-	-	68	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	228	-	-	-	-	-
	Borrowings	-	-	-	4	-	-	-	-	-
EMP	Management fees	-	-	-		-	(31)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	72	-	-	-	-	-
IRSA Real Estate Strategies LP	Capital contributions	-	-	-		-	(8)	-	-	-
Inversiones Financieras del Sur S.A.	Borrowings	-	-	-	378	-	(5)	-	-	-
IRSA Developments LP	Capital contributions	-	-	-		-	(13)	-	-	-
Museo de los niños	Reimbursement of expenses	-	-	-	767	-	(9)	-	-	-
Total Other related parties		-	-	-	16,010	-	(11,679)	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
37.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Directors and Senior Management
Directors	Fees	-	-	-	301	-	(13,225)	-	-	-
	Reimbursement of expenses	-	-	-	-	-	(10)	-	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-	-
Total Directors and Senior Management		-	-	-	301	(20)	(13,235)	-	-	-
Total		-	14,079	1,143	31,825	(195)	(116,661)	(208,067)	(25,379)	(5,225)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Parent Companies
Parent Companies
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	480	-	(10,565)	-	-
	Corporate services	-	-	-	-	-	(33,927)	-	-
	Sale of real estate property	-	-	-	701	-	-	-	-
	Non-Convertible Notes	14,001	16,655	-	-	-	-	-	-
	Share-based payments	-	-	-	1,331	-	-	-	-
Total Parent companies		14,001	16,655	-	2,512	-	(44,492)	-	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	298	-	(372)	-	-
	Borrowings	-	-	-	-	-	-	(35,557)	(9,738)
	Non-Convertible Notes	-	5,136	-	-	-	-	-	-
	Mortgage bonds	-	540	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	11	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	507	-	-	-	-
Manibil S.A.	Other liabilities	-	-	-	-	-	(781)	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	1,525	-	-	-	-
Tarshop S.A.	Reimbursement of expenses	-	-	-	1,759	-	(1)	-	-
Total Associates		-	5,676	-	4,100	-	(1,154)	(35,557)	(9,738)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
37.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint ventures
Baicom Networks S.A.	Management fees	-	-	1,007	1	-	-	-	-
	Reimbursement of expenses	-	-	-	18	-	(2)	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	29	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	(98,328)	-
	Reimbursement of expenses	-	-	-	84	-	(254)	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	275	-	(141)	-	-
	Proceeds from leasing	-	-	-	11	-	(13)	-	-
	Leases and/or rights of use	-	-	-	-	-	(248)	-	-
	Management fees	-	-	-	629	-	-	-	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	-	101	-	-	-	-
	Borrowings	-	-	-	3,916	-	-	-	-
	Reimbursement of expenses	-	-	-	180	-	-	-	-
Quality Invest S.A.	Management fees	-	-	-	46	-	(45)	-	-
	Reimbursement of expenses	-	-	-	77	-	-	-	-
	Borrowings	-	-	-	500	-	-	-	-
Total Joint ventures		-	-	1,007	5,867	-	(703)	(98,328)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
37.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries of the parent companies
Helmir S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-
Alafox S.A.	Reimbursement of expenses	-	-	-	49	-	-	-	-
Doneldon S.A.	Reimbursement of expenses	-	-	-	39	-	-	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	40	-	(8)	-	-
Sedelor S.A.	Reimbursement of expenses	-	-	-	38	-	-	-	-
Codalis S.A.	Reimbursement of expenses	-	-	-	47	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	9	-	-	-	-
Total Subsidiaries of the parent companies		-	-	-	223	-	(8)	-	-
Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	-	2,703	-	(6,702)	-	-
Estudio Zang, Bergel y Viñes	Advances	-	-	-	14	-	-	-	-
	Legal services	-	-	-	22	-	(979)	-	-
ERP	Reimbursement of capital	-	-	-	-	-	(105,325)	-	-
EMP	Reimbursement of expenses	-	-	-	-	-	(61)	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	51	-	(2)	-	-
Inversiones Financieras del Sur S.A.	Reimbursement of expenses	-	-	-	261	-	(3)	-	-
IRSA Developments LP	Reimbursement of expenses	-	-	-	32	-	(5)	-	-
Museo de los niños	Reimbursement of expenses	-	-	-	133	-	(11)	-	-
	Leases and/or rights of use	-	-	-	928	-	(3)	-	-
Total Other related parties		-	-	-	4,144	-	(113,091)	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Directors and Senior Management
Directors	Management fees	-	-	-	7,599	-	(11,754)	-	-
	Reimbursement of expenses	-	-	-	-	-	(69)	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-
Total Directors and Senior Management		-	-	-	7,599	(20)	(11,823)	-	-
Total		14,001	22,331	1,007	24,445	(20)	(171,271)	(133,885)	(9,738)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
37.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the year ended June 30, 2014 (Restated):

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent companies
Cresud S.A.C.I.F. y A.	2,111	-	(95,951)	-	(50,245)	-	-
Total Parent companies	2,111	-	(95,951)	-	(50,245)	-	-
Associates
Banco Hipotecario S.A.	560	-	-	-	26,453	-	-
Banco de crédito y securitización	1,544	-	-	-	-	-	-
Tarshop S.A.	8,172	(239)	-		-	-	-
Total Associates	10,276	(239)	-	-	26,453	-	-
Joint ventures
Baicom Networks S.A.	-	12	-	-	136	-	-
Cyrsa S.A.	-	-	-	-	(20,897)	-	-
Nuevo Puerto Santa Fe S.A.	(632)	1,124	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	917	-	-
Quality Invest S.A.	-	216	-	-	-	-	-
Total Joint ventures	(632)	1,352	-	-	(19,844)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(3,541)	-	-	-
Fundación IRSA	-	-	-	-	-	(3,325)	-
Isaac Elsztain e Hijos S.C.A.	(506)	-	-	-	-	-	-
Consultores Asset Management S.A.		230
Hamonet S.A.	(258)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	321	-	-
Total Other related parties	(764)	230	-	(3,541)	321	(3,325)	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	(11,533)
Directors	-	-	-	-	-	-	(68,506)
Total Directors and Senior Management	-	-	-	-	-	-	(80,039)
Total	10,991	1,343	(95,951)	(3,541)	(43,315)	(3,325)	(80,039)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
37.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the years ended June 30, 2013:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent companies
Cresud S.A.C.I.F. y A.	-	-	(88,941)	-	6,998	-	-
Total Parent companies	-	-	(88,941)	-	6,998	-	-
Associates
Banco Hipotecario S.A.	453	-	-	-	(1,377)	-	-
Tarshop S.A.	5,991	301		-	-	-	-
Total Associates	6,444	301		-	(1,377)	-	-
Joint ventures
Baicom Networks S.A.	-	-	-	-	96	-	-
Canteras Natal Crespo S.A.	-	96	-	-	11	-	-
Cyrsa S.A.	-	-	-	-	(8,724)	-	-
Nuevo Puerto Santa Fe S.A.	(111)	888	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	481	-	-
Quality Invest S.A.	-	216	-	-	(28)	-	-
Total Joint ventures	(111)	1,200	-	-	(8,164)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(2,784)	-	-	-
Fundación IRSA	-	-	-	-	-	(1,420)	-
Isaac Elsztain e Hijos S.C.A.	(372)	-	-	-	-	-	-
Hamonet S.A.	(178)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	155	-	-
Total Other related parties	(550)	-	-	(2,784)	155	(1,420)	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	(6,905)
Directors	-	-	-	-	-	-	(55,968)
Total Directors and Senior Management	-	-	-	-	-	-	(62,873)
Total	5,783	1,501	(88,941)	(2,784)	(2,388)	(1,420)	(62,873)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
37.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the year ended June 30, 2012:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Sale of goods and/or services	Fees and salaries
Parent companies
Cresud S.A.C.I.F. y A.	786	-	(70,803)	-	2,804	-	-	-
Total Parent companies	786	-	(70,803)	-	2,804	-	-	-
Associates
Banco Hipotecario S.A.	232	-	-	-	59	-	-	-
Tarshop S.A.	5,434	-	-	-	-	-	229	-
Total Associates	5,666	-	-	-	59	-	229	-
Joint ventures
Baicom Networks S.A.	-	9	-	-	81	-	-	-
Canteras Natal Crespo S.A.	-	-	-	-	9	-	96	-
Cyrsa S.A.	1	-	-	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	-	(226)	-	-	-	-	-	-
Quality Invest S.A.	-	(18)	-	-	-	-	198	-
Total Joint ventures	1	(235)	-	-	90	-	294	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(5,252)	-	-	-	-
Fundación IRSA	-	-	-	-	-	(2,613)	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	125	-	-	-
Total Other related parties	-	-	-	(5,252)	125	(2,613)	-	-
Directors and Senior Management
Directors	-	-	-	-	(1)	-	-	(54,670)
Total Directors and Senior Management	-	-	-	-	(1)	-	-	(54,670)
Total	6,453	(235)	(70,803)	(5,252)	3,077	(2,613)	523	(54,670)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Barters transactions

The Group generally enters into barter transactions with third-party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for units to be constructed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third parties as of June 30, 2014:

Caballito

On June 29, 2011, the Group and TGLT entered into an exchange agreement of a plot of land located in Mendez de Andes street in the neighborhood of Caballito in the Autonomous City of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction was agreed upon at US$ 12.8 million. TGLT plans to construct an apartment building with residential offices and parking space. In consideration, TGLT paid US$ 0.2 million in cash and will transfer to IRSA: (i) a number of apartments to be determined representing 23.10% of total square meters of residential space; (ii) a number to be determined of parking space representing 21.10% of total square meters of parking space; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, representing 21.10% of square meters of storage space. TGLT is committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months from that date and TGLT mortgaged the land in favor of IRSA in guarantee. A neighborhood association named Asociación, Civil y Vecinal SOS Caballito Por Una Mejor Calidad de Vida secured a preliminary injunction which suspended the works to be carried out by TGLT in the abovementioned property. Once said preliminary injunction was deemed final, the Government of the City of Buenos Aires and TGLT were served notice of the complaint. IRSA is not involved in these proceedings and has not been sued or summoned as a third party by any of the parties involved in the legal action.

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

Notes to Consolidated Financial Statements (Restated)
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

An association named Asociación Amigos Alto Palermo presented an injunction requesting that the construction is prohibited and obtained a suspension interim measure for this purpose. Later, the Court of Appeals from the Autonomous City of Buenos Aires ordered the lifting of such interim measure suspending the continuation of the work. Currently, the “amparo” (judicial action for the protection of constitutional rights) is going through the trial stage, and no decision has been made on the merits of the case.

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

Furthermore, on May 17, 2013, the property was reported as condominium property, and on November 14, 2013, the title deed was executed in favor of APSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
39.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Consolidated Financial Statements (Restated) that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 Investment properties and Note 11 Property, plant and equipment
Exhibit B - Intangible assets	Note 13 Intangible assets
Exhibit C - Equity investments	Note 8 - Interest in joint ventures and Note 9 - Interest in associates
Exhibit D - Other investments	Note 15 Financial instruments by category
Exhibit E – Provisions	Note 17 Trading and other receivables and Note 23 Provisions
Exhibit F - Cost of sales and services provided	Note 12 Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 40 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

40.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 06.30.14 (Restated)	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 06.30.13
Assets
Trade and other receivables
US Dollar	7,970	8.033	64,019	42,502	5.348	227,302
Euros	2	10.991	26	2	6.949	17
Swiss francs	27	9.051	242	77	5.660	437
Uruguayan Pesos	1,100	0.356	392	214	0.262	56
Total trade and other receivables			64,679			227,812
Investments in financial assets
US Dollar	35,240	8.033	283,083	39,209	5.348	209,692
Pounds	1,021	13.913	14,206	-	-	-
New Israel Shekel	5	2.377	13	-	-	-
Total investments in financial assets			297,302			209,692
Derivate financial instruments
US Dollar	4,622	2.377	10,986	3,169	5.348	16,949
Total derivative financial instruments			10,986			16,949
Cash and cash equivalents
US Dollar	15,147	8.033	121,674	107,602	5.348	575,453
Euros	116	10.991	1,278	102	6.949	712
Reais	2	3.550	6	2	2.370	5
Swiss francs	-	9.051	1	-	5.660	-
Uruguayan Pesos	90	0.356	32	305	0.262	80
New Israel Shekel	116,210	2.377	276,235
Pounds	2	13.913	32	2	8.080	20
Total cash and cash equivalents			399,258			576,270
Total assets as of 06.30.14			772,225			-
Total assets as of 06.30.13						1,030,723

Liabilities
Trade and other payables
US Dollar	15,143	8.133	123,156	31,947	5.388	172,131
Euros	-	-	-	16	7.015	112
Uruguayan Pesos	1,486	0.382	567	-	0.262	-
Total trade and other payables			123,723			172,243
Borrowings
US Dollar	426,670	8.133	3,470,110	458,572	5.388	2,470,785
Total borrowings			3,470,110			2,470,785
Derivate financial instruments
US Dollar	-	-	-	321	5.388	1,732
New Israel Shekel	134.980	2,377	320,847			-
Total derivative financial instruments			320,847			1,732
Provisions
US Dollar	200	8.133	1,627	-		-
Total provisions			1,627			-
Total liabilities as of 06.30.14			3,916,307			-
Total liabilities as of 06.30.13						2,644,760
(1) Considering foreign currencies those that differ from Company’s functional currency at each year-end.
(2) Exchange rate as of June 30, 2014 and June 30, 2013 according to Banco Nación Argentina records.
(3)  The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements. (See Note 15).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

41.	CNV General Ruling No. 629/14 – Storage of documentation

On August 14, 2014, the Argentine Securities Exchange Commission (CNV) issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A. (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au. Ezeiza-Cañuelas KM 45

(i) On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of these financial statements, the Group has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

42.	Groups of assets and liabilities held for sale

Assets and liabilities related to the operation of the building located in 183 Madison Av., NY, United States, owned by the subsidiary of the Group, Rigby 183 LLC, and that form part of the international business segment, have been reported in the balance sheet as of June 30, 2014 as available for sale as per the contract for the sale of the building entered into on May 16, 2014. The transaction is subject to compliance with certain conditions which are expected to be complied with in September 2014. Once conditions are met, the company should leave the amount of US$ 1 million in escrow for six months, because of possible latent defects.

Pursuant to IFRS 5, assets and liabilities available for sale have been valued at the lower of their book value or fair value less selling cost. Since fair value is higher than book value of the pool of assets available for sale including some goodwill related to the acquisition, no impairment has been recorded.

183 Madison represents a component classified as held for sale as of the date of the balance sheet and represents a separate major line of business. Therefore, the disposal group meets the definition of a discontinued operation. However, the Company will analyze to replace the property with another similar property outside Argentina. To this effect, as of June 30th 2014, the Company is evaluating prospect properties to acquire for replacement once the sale of Madison is consummated at closing. As such, the Company has not classified the disposal group as a discontinued operation in these consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
42.	Group of assets held for sale (Continued)

The following table shows the main assets and liabilities available for sale:

Assets held for sale

06.30.14 (Restated)
Investment properties	1,098,990
Intangible assets – Goodwill	77,086
Restricted assets	163,501
Trade and other receivables	17,990
Derivate financial instruments	299
Total	1,357,866

Liabilities directly associated with assets classified as held for sale

06.30.14 (Restated)
Trade and other liabilities	170,245
Deferred income tax liabilities	33,346
Borrowings	603,021
Total	806,612

43.	Subsequent events

• On July 07, 2014, IRSA signed the transfer deed for the sale of the 19th and 20th floors of the building Maipú 1300. The total price of the transaction was Ps. 24.7 (US$ 3.0 million). Such transaction generated a gain before tax of approximately Ps. 21.0 million.

• On July 31, 2014, IRSA acquired from Cresud SACIFYA five plots of farmland of approximately 1,058 hectares located in the district of Luján and General Rodriguez, Province of Buenos Aires. The total price of the transaction was Ps. 197.2 million.

• As mentioned in Note 3, on July 3, 2014, rights for the purchase of additional shares and warrants of IDBD were exercised. After exercising this right, Dolphin’s (indirect) interest (through Dolphin Netherlands B.V.) in IDBD amounts to 28.91%.

• During August 2014, IRSA has sold through its subsidiary REIG IV the balance of 1 million shares in Hersha Hospitality Trust, at an average price of US$ 6.74 per share.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Restated)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
43.	Subsequent events (Continued)

• On July 18, 2014, the Group –through Torodur S.A.- has increased its interest in Avenida Inc. by exercising the warrant mentioned in note 3. As a result, our shareholding has increased to 6,172,840 shares. Simultaneously, a new investor acquired a 35.12% interest in the company in an amount of Ps. 120.9 million (US$ 15 million); hence, our interest in Avenida Inc. is now 23.01%.

· Later, during August 2014, APSA through Torodur S.A. has sold 1,430,000 shares representing a 5% equity interest in Avenida Inc. in an amount of Ps.18.9 million (US$ 2.3 million). As a result, the indirect share of Apsa in Avenida Inc. on the consolidated balance sheet date was reduced to 17.68% of the capital stock.

• On September 29, 2014, the Group through its subsidiary Rigby 183 LLC (“Rigby 183”), sold the building located at 183 Madison Av., NY, United States, for a total consideration of US$ 185 million, paying the mortgage the building had of US$ 75 million.

• On October 8, 2014, IRSA signed the transfer deed for the sale of the 22th and 23th floors of the Building Bouchard 551. The total price of the transaction was Ps. 168.7 million. Such transaction generated a gain before tax of approximately Ps. 151.4 million.

• On October 22, 2014, IRSA signed the transfer deed for the sale of the 10th floor and two parking units of the Building Maipú 1300 and one parking units of the building Libertador 498. The total price of the transaction was Ps. 1.4 million.

• Shareholders´Meeting: Our 2014 annual meeting of shareholders will be held on October 31, 2014, in order to consider and approve, among others:

(i)	Update to the report on the Shared Services Agreement.
(ii)	Report of the launching a Voluntary Public Tender Offer for the Shares of our controlled company Alto Palermo, and approval of actions taken.
(iii)	Consideration of the reform and adaptation of the 1st article of our bylaw, according to the new Capital Market Law.
(iv)	Consideration of the reform of the 24 article of our bylaw (Shareholders´Meeting join from people abroad by teleconference).
(v)	Consideration of the Plan for repurchase of shares and GDSs issued by us.
(vi)
Updating of information on the implementation of payment of the bonus under the Incentive Plan for the Company’s officers as resolved upon by the shareholders’ meetings dated October 29th, 2009, October 29th, 2010, October 31st, 2011, October 31st, 2012 and October 31st, 2013. Approval of actions taken.

• On October 28, 2014, IRSA signed the transfer deed for the sale of the 9th, 10th and 11th floors of the Building Bouchard 551. The total price of the transaction was Ps. 279.4 million. Such transaction generated a gain before tax of approximately Ps. 243.3 million.

• On October 30, 2014, our board of directors approved an additional contribution of US$ 21 million in DFL in order to increase our indirect investment in IDBD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2014 and 2013 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2014. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries at June 30, 2014 and 2013, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2014 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

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

Buenos Aires, Argentina
August 7, 2014, except for notes 34 and 36 as to which the date is October 31, 2014

Price Waterhouse & Co S.R.L.

By:/s/ Marcelo Trama
Marcelo Trama
Partner

 BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As of June 30, 2014 and 2013
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2014		2013
ASSETS

Cash and due from banks	Ps.	610,106	Ps.	343,683
Banks and correspondents		2,398,062		1,873,644
		3,008,168		2,217,327

Government and corporate securities (Note 4)		3,395,192		1,510,485

Loans (Note 5)
Mortgage loans		2,197,336		2,041,585
Credit card loans		5,950,266		4,065,538
Other loans		7,277,967		4,614,469
		15,425,569		10,721,592
Plus: Accrued interest receivable		150,676		87,544
Less: Allowance for loan losses (Note 6)		(356,267)		(296,633)
		15,219,978		10,512,503

Other receivables from financial transactions (Note 7)
Collateral receivable under repurchase agreements		60,196		374,618
Amounts receivable under derivative financial instruments		45,817		218,437
Loans in trust pending securitization		10,776		14,805
Amounts receivable under reverse repurchase agreements of government and corporate securities		498,000		4,063
Other (Note 7)		1,961,678		1,275,383
		2,576,467		1,887,306
Plus: Accrued interest receivable		8,165		8,316
Less: Allowance for Other receivables from financial transactions		(11,189)		(11,212)
		2,573,443		1,884,410

Assets under financial leases		71,907		29,843

Investments in other companies		19,241		9,091

Miscellaneous receivables (Note 8)		1,117,890		875,245

Bank premises and equipment (Note 9)		150,489		114,073

Miscellaneous assets (Note 10)		50,483		42,689

Intangible assets (Note 11)		244,540		144,701

Items pending allocation		4,254		-

Total Assets	Ps.	25,855,585	Ps.	17,340,367

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET – (Continued)
As of June 30, 2014 and 2013
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2014		2013

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits
Checking accounts	Ps.	2,800,899	Ps.	1,689,810
Saving accounts		1,662,444		1,225,619
Time deposits		9,049,574		5,870,176
Other deposit accounts		178,426		113,615
		13,691,343		8,899,220
Plus: Accrued interest payable		215,811		78,901
		13,907,154		8,978,121
Other liabilities from financial transactions
Other banks and international entities (Note 14)		558,449		393,024
Bonds (Note 15)		3,501,712		2,291,731
Argentine Central Bank		81		33
Amounts payable under derivative financial instruments		300,099		314,496
Borrowings under repurchase agreements collateralized by government securities		384,117		333,196
Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities (Note 13)		140,804		4,069
Other		1,083,892		424,704
		5,969,154		3,761,253
Plus: Accrued interest payable		97,156		57,522
		6,066,310		3,818,775

Miscellaneous liabilities
Taxes		352,988		98,756
Sundry creditors (Note 19)		724,210		493,350
Other (Note 19)		178,649		126,974
		1,255,847		719,080

Reserve for contingencies (Note 12)		152,789		127,492

Items pending allocation		208,293		17,703

Non-controlling interest		59,849		70,880

Total Liabilities		21,650,242		13,732,051

SHAREHOLDERS' EQUITY

Common stock		1,463,365		1,463,365
Treasury stock		54,149		54,149
Paid in capital		834		834
Inflation adjustment on common stock		699,601		699,601
Reserves		1,292,226		894,429
Retained earnings		695,168		495,938
Total Shareholders' Equity		4,205,343		3,608,316
Total Liabilities and Shareholders' Equity	Ps.	25,855,585	Ps.	17,340,367

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2014		2013		2012
Financial income
Interest on loans and other receivables from financial transactions	Ps.	3,779,073	Ps.	1,961,272	Ps.	1,405,016
Income from government and corporate securities		904,985		456,004		471,577
Other		12,186		6,906		5,108
		4,696,244		2,424,182		1,881,701
Financial expenses
Interest on deposits and other liabilities from financial transactions		2,063,512		1,120,480		872,265
Contributions and taxes on financial income		339,676		163,794		110,972
		2,403,188		1,284,274		983,237

Gross brokerage margin	Ps.	2,293,056	Ps.	1,139,908	Ps.	898,464

Provision for loan losses (Note 6)		303,348		233,376		154,539
Income from services
Insurance premiums		895,129		417,368		297,747
Commissions (Note 20)		866,616		670,213		547,465
Other (Note 20)		356,153		307,398		248,715
		2,117,898		1,394,979		1,093,927
Expenses for services
Insurance claims		174,715		57,583		40,834
Commissions (Note 20)		446,257		194,064		165,570
Contributions and taxes on income from services		61,666		39,261		25,705
		682,638		290,908		232,109
Administrative expenses
Salaries and social security contributions		1,284,840		844,965		655,514
Advertising expenses		118,277		88,538		85,258
Value added tax and other taxes		113,917		115,353		80,226
Directors’ and Syndics’ fees		71,027		31,774		22,325
Fees for administrative services		258,668		189,428		167,116
Maintenance and repairs		53,981		37,186		31,205
Electricity and communications		71,942		56,515		38,771
Depreciation of bank premises and equipment		20,992		15,830		14,572
Rent		69,774		49,895		38,032
Other		277,361		182,718		143,865
		2,340,779		1,612,202		1,276,884

Net income from financial transactions	Ps.	1,084,189	Ps.	398,401	Ps.	328,859

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME – (Continued)
For the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2014		2013		2012

Miscellaneous income
Penalty interest		59,281		54,833		49,524
Loans recoveries		82,104		100,834		142,326
Other (Note 21)		47,543		37,755		78,380
		188,928		193,422		270,230
Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables		67,564		31,058		117,015
Other (Note 21)		220,430		130,966		130,073
		287,994		162,024		247,088

Income before income taxes and Non-controlling interest	Ps.	985,123	Ps.	429,799	Ps.	352,001

Income taxes (Note 23)		369,127		76,529		50,287
Non-controlling interest		11,031		(14,148)		(617)
Net income for the period	Ps.	627,027	Ps.	339,122	Ps.	301,097

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the twelve-month periods ended June 30, 2014, 2013 and 2012
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

									Reserves
	Common stock (Note 25)		Paid in capital (Note 25)		Treasury stock (Note 25)		Inflation adjustment of common stock (Note 25)		Legal (Note 25)		Voluntary (Note 25)		Retained earnings		Total shareholders’ equity

Balance as of June 30, 2011	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	476,524	Ps.	-	Ps.	373,624	Ps.	3,068,097

Distribution of retained earnings approved by the General Shareholders’ Meeting held on March 27, 2012		-		-		-		-		50,304		367,601		(417,905)		-

Net income for the period		-		-		-		-		-		-		301,097		301,097

Balance as of June 30, 2012	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	526,828	Ps.	367,601	Ps.	256,816	Ps.	3,369,194

Distribution of retained earnings approved by the General Shareholders’ Meeting held on April 13, 2011. Approval of BCRA on September 20, 2012		-		-		-		-		-		-		(100,000)		(100,000)

Net income for the period		-		-		-		-		-		-		339,122		339,122

Balance as of June 30, 2013	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	526,828	Ps.	367,601	Ps.	495,938	Ps.	3,608,316

Distribution of retained earnings approved by the General Shareholders’ Meeting held on August 23, 2013		-		-		-		-		68,721		244,886		(343,607)		(30,000)

Distribution of retained earnings approved by the General Shareholders’ Meeting held on April 24, 2014		-		-		-		-		84,190		-		(84,190)		-

Net income for the period		-		-		-		-		-		-		627,027		627,027

Balance as of June 30, 2014	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	679,739	Ps.	612,487	Ps.	695,168	Ps.	4,205, 343

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2014		2013		2012
Cash flows from operating activities:
Net income	Ps.	627,027	Ps.	339,122	Ps.	301,097
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals		273,423		163,600		259,286
Net gain on investment government securities		(89,484)		(8,802)		(11,655)
Gain / (loss) on derivative financial instruments		-		(46)		1,073
Depreciation and amortization		66,103		39,152		38,978
Net gain on sale of premises and equipment and miscellaneous assets		(2,944)		(1,160)		(2,763)
Net Indexing (CER and CVS) and interest of loans and deposits incurred but not paid		(19,112)		(127,277)		19,319
Non-controlling interest		(11,031)		14,148		617
Net change in trading securities		(858,189)		907,867		350,747
Net change in other assets		(661,376)		(136,396)		(968,239)
Net change in other liabilities		1,391,036		(482,324)		548,577
Net cash (used in) operating activities		715,453		707,884		537,037

Cash flows from investing activities:
(Increase)/Decrease in loans, net		(5,780,425)		(2,692,773)		(2,567,354)
Proceeds from securitization of consumer loans		749,589		380,415		278,336
Proceeds from maturities of available for sale securities		81,100		345,961		1,169
Payment for the BACS Administradora de activos S.A. S.G.F.C.I.S.A. acquisition net of cash acquired		-		-		287
Purchases of investments in other companies		(10,013)		(5,012)		-
Proceeds from sales, net of payments for purchases, of available for sale securities		(1,166,729)		25,697		6,075
Proceeds from sale of premises and equipment		1,874		1,029		7,980
Purchases of premises and equipment, miscellaneous and intangible assets		(212,026)		(117,240)		(39,514)
Net cash provided by investing activities		(6,336,630)		(2,061,923)		(2,313,021)

Cash flows from financing activities:
Increase in deposits, net		4,792,123		2,093,107		1,696,719
Principal payments on bonds, notes, and other debts		(853,108)		(584,601)		(242,272)
Proceeds from issuance of bonds, notes and other debts		1,435,183		653,781		348,975
Distribution of dividends		(29,968)		(99,895)		-
(Decrease)/Increase in borrowings, net		793,330		80,750		380,537
Net cash provided by financing activities		6,317,560		2,143,142		2,183,959

Net increase/(decrease) in cash and cash equivalents		516,383		789,103		407,975
Cash and cash equivalents at the beginning of the period		2,217,327		1,352,474		913,808
Effect of foreign exchange changes on cash and cash equivalents		274,458		75,750		30,691
Cash and cash equivalents at the end of the period	Ps.	3,008,168	Ps.	2,217,327	Ps.	1,352,474

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	176,544	Ps.	28,589	Ps.	29,255
Cash paid for presumptive minimum income tax and income tax.		194,123		37,454		33,020
Non-cash transactions involving securitizations		165,249		87,925		61,366

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

b. Basis of presentation

The consolidated financial statements of the Bank have been prepared in accordance with the rules of Banco Central de la República Argentina (“Argentine Central Bank” or “BCRA”) which prescribe the accounting reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”). Argentine Banking GAAP differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the Securities and Exchange Commission (“SEC”). These consolidated financial statements include solely a reconciliation of net income and shareholders’ equity to U.S. GAAP. Pursuant to Item 17 of Form 20-F, this reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the SEC. See note 34 for details.

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

c.           Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2014 and 2013 are as follows:

	June 30,
Issuing Company	2014	2013
BHN Sociedad de Inversión Sociedad Anónima	99.99%	99.99%
BHN Seguros Generales Sociedad Anónima	99.98%	99.98%
BHN Vida Sociedad Anónima	99.98%	99.98%
BACS Banco de Crédito y Securitización Sociedad Anónima	87.50%	87.50%
BACS Administradora de activos S.A. S.G.F.C.I.	85.00%	85.00%
Tarshop S.A.	80.00%	80.00%
BH Valores Sociedad de Bolsa SA	100.00%	100.00%

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

2.1. Foreign Currency Assets and Liabilities

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

2.2. Government and Corporate Securities

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

2.3. Loans

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

2.4. Interest accruals and adjustments of principal amounts (CER and CVS)

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

2.5. Allowance for Loan Losses

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

2.6. Mortgage Related Insurance

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

The Bank has set up a reserve for incurred but not reported and pending insurance claims for Ps. 1,181 as of June 30, 2014 and 2013.

The Bank discontinues accruing insurance premiums for individual loans when the related loan is over 90 days past due.

2.7. Assets under financial leases

They are recorded at the net investment in the lease less unearned income and calculated in accordance with the conditions agreed upon in the respective agreements, by applying the interest rate imputed therein, and net of loan loss reserves.

2.8. Loans in trust pending securitization

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

2.9. Derivative Financial Instruments

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

Forward transactions have been recorded by the difference between the agreed foreign currency exchange rate and the spot exchange rate at the end of the period.

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

2.10. Securitizations of Loans

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

2.11. Investments in Other Companies

Investments in Other Companies include equity interest in companies where a Non-controlling interest is held.

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists.

Permanent equity investments in companies where corporate decision are not influenced, are accounted for at the lower of cost and the equity method. As of June 30, 2014 and 2013 these investments were recorded at cost.

2.12.           Bank Premises and Equipment and Miscellaneous Assets

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

2.13.           Intangible Assets, Net

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

2.14. Non-controlling interest

The breakdown of supplementary equity interests recorded in “Non-controlling interest” in the accompanying consolidated balance sheets is as follows:

	June 30,
	2014		2013

BACS Banco de Crédito y Securitización SA	Ps.	28,383	Ps.	20,447
BHN Sociedad de Inversión S.A		63		35
Tarshop S.A		31,403		50,398
Total	Ps.	59,849	Ps.	70,880

2.15. Dismissal indemnities

The disbursements in respect to dismissal indemnities are expensed in the year in which they occur.

2.16. Deposits

Deposits have been recorded at their placement value, plus adjustments from application of the CER and accrued interest, when applicable.

2.17. Reserve for contingencies

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

2.18. Other liabilities from financial transactions

Unsubordinated negotiable obligations have been recorded at their residual value plus interests accrued.

2.19. Income Tax

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. As of June 30, 2014, 2013 and 2012, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

2.20.           Statements of Cash Flows

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the BCRA, but in accordance with the presentation requirements of ASC 230.

For purposes of reporting cash flows, “Cash and cash equivalents” include “Cash and due from banks”.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

2.21.           Use of Estimates

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

3. Restricted Assets

Certain of the Bank's assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	June 30,
Banco Hipotecario S.A.	2014		2013
Deposits in U$S as collateral for the currency swap transactions	Ps.	-	Ps.	38,825
Securities issued by the BCRA as collateral for OCT transactions		-		22,249
Government securities as collateral for OCT transactions		275,370		249,047
Deposits in pesos as collateral for visa credit card transactions		59,610		93,148
Government securities as collateral for the custody of securities.		173,600		95,900
Deposits in pesos and in U$S as collateral for leases		1,028		589
	Ps.	509,608	Ps.	499,758

Tarshop S.A.
Deposits in pesos and in U$S as collateral for leases		497		404
Certificates of participation in Financial Trusts granted as commercial pledge for a loan received		32,202		32,227
Time deposits pledged for tax obligations arising from Financial Trusts		3,736		3,145
Deposits in pesos related to Financial Trusts transactions		24,542		11,846
Receivable in trust to secure a syndicated loan received		83,229		112,586
	Ps.	144,206	Ps.	160,208

BACS Banco de Crédito y Securitización S.A.
Deposits in pesos as collateral for repurchase agreements	Ps.	4,170	Ps.	-
	Ps.	4,170	Ps.	-

BH Valores Sociedad de Bolsa S.A.
Mercado de Valores de Buenos Aires SA’s share pledged on behalf of Chubb Argentina de Seguros SA	Ps.	4,000	Ps.	4,000

Total	Ps.	661,984	Ps.	663,966

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

4. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2014		2013
Holding booked at fair value
Government securities denominated in pesos		439,798		232,444
Government securities denominated in US$		844,014		686,838
	Ps.	1,283,812	Ps.	919,282

Holding booked at cost plus return
Discount Bonds		13,515		-
PRO XIII Bonds		15,760		-
Bonar 2017 Bonds		-		55,450
PAR US dollar Bonds		-		5,244
Bills issued by Provincial Governments		39,573		235,241
	Ps.	68,848	Ps.	295,935

Investment in listed corporate securities
Corporate securities denominated in pesos		345,565		150,096
	Ps.	345,565	Ps.	150,096

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA		354,542		49,144
Unquoted bills and notes issued by the BCRA		1,342,425		96,028
	Ps.	1,696,967	Ps.	145,172

Total	Ps.	3,395,192	Ps.	1,510,485

As of June 30, 2014, several bonds sold under repurchase agreements amounted to Ps. 60,196 and were recorded under the caption “Other Receivables from Financial Transactions”.

The bank recorded in their financial statements income from government and corporate securities for an amount of Ps. 904,985 and Ps. 456,004 as of June 30, 2014 and 2013, respectively.

5. Loans

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Under Argentine Central Bank regulations, the Bank must disclose the composition of its loan portfolio by non-financial public, financial and non-financial private sector. Additionally, the Bank must disclose the type of collateral pledged on non-financial private sector loans. The breakdown of the Bank’s loan portfolio in this regard is as follows:

	June,
	2014		2013

Non-financial public sector	Ps.	129,023	Ps.	89,564
Financial sector		373,078		403,986
Non-financial private sector
With preferred guarantees (a)		2,197,328		2,041,269
Without preferred guarantees
Personal loans		2,040,282		1,351,192
Credit Card Loans		5,950,266		4,065,538
Overdraft facilities		1,139,629		762,122
Other loans (b)		3,595,963		2,007,921
Accrued interest receivable		150,676		87,544
Reserve for loan losses (see note 6)		(356,267)		(296,633)
Total	Ps.	15,219,978	Ps.	10,512,503
______________
(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.
(b)	Comprised of:
	June 30,
	2014		2013

Short term loans in pesos	Ps.	2,256,595	Ps.	1,029,446
Short term loans in US dollars		693,809		328,533
Loans for the financing of manufacturers		24,805		49,275
Loans for the financing of service providers		-		33,658
Export prefinancing		278,720		278,738
Other loans		342,034		288,271
Total	Ps.	3,595,963	Ps.	2,007,921

6. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

	June 30,
	2014		2013

Balance at beginning of period	Ps.	296,633	Ps.	236,512
Provision charged to income		303,348		233,376
Loans charged off		(243,714)		(173,255)
Balance at end of period	Ps.	356,267	Ps.	296,633

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

7. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

	June 30,
	2014		2013
Preferred guarantees, including deposits with the
Argentine Central Bank	Ps.	507,836	Ps.	395,280
Unsecured guarantees (a)		2,076,796		1,500,342
Subtotal		2,584,632		1,895,622
Less: Allowance for losses		(11,189)		(11,212)
Total	Ps.	2,573,443	Ps.	1,884,410

(a) Includes Ps. 45,817 and Ps. 218,437 of Amounts receivable under derivative financial instruments, as of June 30, 2014 and 2013, respectively, and Ps. 60,196 and Ps. 374,618 of Amounts receivable under repurchase agreements, as of June 30, 2014 and 2013, respectively.

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2014		2013

Subordinated bonds (a)	Ps.	424,548	Ps.	270,150
Certificates of participation (see note 18)		330,855		278,560
Bonds held in the Bank’s portfolio (b)		46,036		-
Bonds unquoted		333,330		249,026
Collateral for OTC transactions		275,370		271,296
Amounts receivable from spot and forward sales pending settlement		202,617		43,802
Other		348,922		162,549
Total	Ps.	1,961,678	Ps.	1,275,383

(a)  Includes Ps. 268,111 and Ps. 211,714 of debt securities related to securitizations made by the bank and described in note 18, as of June 30, 2014 and 2013, respectively.
(b) The Bank carries some of its negotiable obligations as of June 30, 2014.

8. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:

	June 30,
	2014		2013

Withholdings, credits and prepaid income tax	Ps.	21,569	Ps.	10,621
Recoverable expenses, taxes, and advances to third parties		58,414		67,649
Attachments for non-restructured ON		8,703		12,414
Guarantee deposit (*)		179,296		136,888
Guarantee deposit for credit card transactions		59,610		93,148
Presumptive minimum income – Credit tax (see note 24)		183,668		219,148
Receivables from master servicing activities		899		4,234
Other Directors fees		11,323		17,232
Loans to Bank staff		178,260		152,765
Other		430,126		167,710
Subtotal		1,131,868		881,809
Less: Allowance for collection risks		(13,978)		(6,564)
Total	Ps.	1,117,890	Ps.	875,245

(*) As of June 30, 2014 and 2013 includes Ps. 173,600 and Ps. 95,900 as collateral for the custody of securities. As of June 30, 2013 also includes. Ps.38,825 as collateral for currency swap transactions.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

9. Bank Premises and Equipment and Intangible Assets

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2014		2013

Land and buildings	Ps.	117,090	Ps.	117,090
Furniture and fixtures		49,421		38,270
Machinery and equipment		145,416		109,768
Other		25,007		16,274
Accumulated depreciation		(186,445)		(167,329)
Total	Ps.	150,489	Ps.	114,073

10. Miscellaneous assets

Miscellaneous assets consist of the following as of the end of each period:

	June 30,
	2014		2013

Properties held for sale	Ps.	30,297	Ps.	29,901
Assets leased to others		19,947		16,692
Stationery and supplies		18,244		11,318
Other		2,164		3,085
Accumulated depreciation		(20,169)		(18,307)
Total	Ps.	50,483	Ps.	42,689

11. Intangible Assets

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2014		2013

Third parties fees, re-engineering, restructuring and capitalized software costs	Ps.	79,064	Ps.	55,998
Goodwill (*)		21,938		25,366
Mortgage loan origination expenses related to Pro.Cre.Ar (see note 31)		143,538		63,337
Total	Ps.	244,540	Ps.	144,701

(*) Goodwill is mainly related to the acquisition of Tarshop, which has been allocated to the Credit card segment - Tarshop.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

12.	Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2014		2013

Legal Contingencies (a)	Ps.	79,559	Ps.	59,799
Incurred but not reported and pending insurance claims (b)		1,181		1,181
Contingency risks (c)		47,292		45,904
Tax Provision		11,912		12,587
Bonds subject to lawsuits (d)		12,845		8,021
Total	Ps.	152,789	Ps.	127,492

(a)	Includes legal contingencies and expected legal fees.
(b)	As of June 30, 2014 and 2013, it is composed of: Debts to insured for Ps. 1,181 (outstanding claims for Ps. 559 and IBNR for Ps. 622).
(c)	As of June 30, 2014 and 2013, includes Ps. 14,768 and Ps. 22,349, respectively, related to retirement plans.
(d)	Includes negotiable obligations past due whose holders did not enter to the comprehensive financial debt restructuring which ended on January, 2004.

13. Other Liabilities from Financial Transactions - Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities

The amounts outstanding corresponding to the Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities, as of the end of the twelve-month periods are as follows:

	June 30,
	2014		2013

Reverse repurchase agreements collateralized by securities issued by the BCRA (*)	Ps.	13,078	Ps.	4,069
Reverse repurchase agreements collateralized by other government securities (*)		127,726		-
Total	Ps.	140,804	Ps.	4,069
(*) The transactions’ maturity date is July, 2014.

14.	Other Liabilities from Financial Transactions - Other Banks and International Entities

The breakdown of the bank debt is as follows:

Description	Average Annual interest rate	Average Maturity date	2014		2013

Interbank loans in pesos	21.7%	August, 2014	Ps.	558,449	Ps.	393,024
Total			Ps.	558,449	Ps.	393,024

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

15. Other Liabilities from Financial Transactions – Negotiable obligations

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

					June 30,
	Issue date	Maturity date	2014	Annual interest rate		2013
Banco Hipotecario S.A.
Long term bond (US$ 449,880 thousand)	09/15/03	12/01/13	b	3.0 – 6.0%	-	113,159
Long term bond (EURO 278,367 thousand)	09/15/03	12/01/13	b	3.0 – 6.0%	-	202,381
Series 5 (US$ 250,000 thousand)	04/27/06	04/27/16	a	9.750%	1,709,848	1,129,744
Series II (Ps. 120,101)	05/11/12	11/11/13	b/c	Badlar +195bp	-	109,445
Series III (US$ 10,541 thousand)	05/11/12	11/11/13	a	4.5%	-	56,765
Series V (Ps. 85,264)	08/17/12	02/17/14	b/c	Badlar +375bp	-	78,700
Series VI (Ps. 55,693)	11/08/12	08/08/13	a	18.75%	-	53,693
Series VII (Ps. 77,055)	11/08/12	05/08/14	b/c	Badlar +400bp	-	77,055
Series VIII (Ps. 41,003)	04/25/13	04/20/14	a	18.5%	-	38,935
Series IX (Ps. 258,997)	04/25/13	01/25/15	b/c	Badlar +280bp	202,413	157,639
Series X (Ps. 34,523)	08/14/13	08/09/14	a	22.0%	32,465	-
Series XI (Ps. 146,137)	08/14/13	05/14/15	b/c	Badlar +375bp	130,998	-
Series XII (US$. 44,508 thousand)	08/14/13	08/14/17	a	3.95%	361,970	-
Series XIII (Ps. 55,510)	11/11/13	11/06/14	a	23.50%	55,510	-
Series XIV (Ps. 115,400)	11/11/13	11/11/15	b/c	Badlar +375bp	115,400	-
Series XV (Ps. 12,340)	01/31/14	01/26/15	a	27.00%	12,340	-
Series XVI (Ps. 89,683)	01/31/14	01/31/16	b/c	Badlar +425bp	89,683	-
Series XVIII (Ps. 20,046)	05/16/14	02/16/15	a	27.0%	20,046	-
Series XIX (Ps. 275,830)	05/16/14	11/16/15	b/c	Badlar +375bp	270,001	-

Tarshop S.A.
Series IV (Ps. 74,823)	05/02/12	09/02/13	b/c	Badlar+298bp	-	24,266
Series V (US$ 1,237 thousand)	05/02/12	09/02/13	a	6.00%	-	2,190
Series VI (Ps. 70,148)	07/25/12	03/27/14	b/c	Badlar+424bp	-	63,542
Series VII (Ps. 20,411)	01/28/13	10/30/13	a	18.5%	-	20,131
Series VIII (Ps. 79,589)	01/28/13	07/30/14	b/c	Badlar+445bp	74,007	73,516
Series IX (Ps. 10,996)	05/23/13	02/23/14	a	19.75%	-	10,845
Series X (Ps. 72,592)	05/23/13	11/23/14	b/c	Badlar+475bp	70,532	70,062
Series XI (Ps. 10,837)	05/23/13	05/23/16	b/c	Badlar+580bp	9,729	9,663
Series XII (Ps. 83,588)	08/09/13	08/09/15	a	15.0%	74,822	-
Series XIV (Ps. 30,245)	04/21/14	01/21/15	a	30.0%	28,442	-
Series XV (Ps. 119,755)	04/21/14	10/21/15	b/c	Badlar+490bp	117,203	-

BACS Banco de Crédito y Securitización S.A.
Series I (Ps. 130,435)	02/19/14	08/19/15	b/c	Badlar+450bp	126,303	-

					3,501,712	2,291,731

(a) Fixed interest rate
(b) Variable interest rate.
(c) As of June 30, 2014 Badlar rate was 22.81%

The contractual maturities of the negotiable obligations are as follows as of June 30, 2014:

June 30, 2015	Ps.	626,753
June 30, 2016		2,512,989
June 30, 2017		-
Thereafter		361,970
Total	Ps.	3,501,712

The General Shareholders' Meeting held on May 23, 2008, approved the creation of a new Global Program for issuing Negotiable Obligations, not convertible into shares, with or without collateral, for an amount of up to two billion US dollars (US$ 2,000,000,000) or the equivalent thereof in pesos.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On March 27, 2012, the General Ordinary Shareholders’ Meeting approved the extension of the Global Program for the issuance of notes referred above. In addition, the meeting resolved to delegate on the Board of Directors the broadest powers to determine the time, amount, as well as the other terms and conditions of each Series to be issued. Additionally, on April 24, 2014, the General Ordinary Shareholders’ Meeting renewed such delegation of powers.

16. Level I American Depositary Receipts Program

On March 27, 2006 the US Securities and Exchange Commission (SEC) has made effective the Level I American Depositary Receipts, “ADR” program.

This program allows foreign investors to buy the Bank’s stock through the secondary market where ADRs are traded freely within the United States. The Bank of New York has been appointed as depositary institution.

17. Derivative Financial Instruments

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

The following are the derivative financial instruments outstanding as of June 30, 2014 and 2013:

Type of Contract	Notional amount		Net Book Value Asset/(Liabilities)		Fair Value
	2014	2013	2014	2013	2014	2013

Cross Currency Swaps (1) (a)	-	212,649	-	13,701	-	13,766
Forwards (2)	427,849	-	34,670	-	33,794	-
Futures (3)
Purchases (a)	3,540,782	3,352,468	(7,911)	-	(7,911)	-
Sales (a)	2,456,907	1,513,484	6,766	-	6,766	-
			33,525	13,701	32,649	13,766
(a)	Underlying: Foreign currency.
(b)	Underlying: Interest rate.

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

•
On March 5, 2004, the Bank and Deutsche Bank AG executed a currency swap contract which due date shall be December 1, 2013. This swap has been partially reversed with a contra swap. These transactions were cancelled on September 30, 2013:

•	On October 29, 2004, the Bank and Credit Suisse First Boston executed a currency swap contract. Despite the fact that the instrument due date was December 1, 2013, it was cancelled on May 21, 2012.

The net book value as of June 30, 2013 amounted to Ps. 13,701.

For these transactions, as of June 30, 2014 and 2013, the Bank has recognized losses for Ps. 1,640 and gains for Ps. 590, respectively.

2.
Forwards: US dollar forward transactions have been carried out, the settlement of which, in general, is made without delivery of the underlying asset but by means of the payment in Pesos of currency differences. These transactions were performed mainly as hedge for foreign currency positions. Transactions with settlement in Pesos were made upon maturity.

For these transactions, as of June 30, 2014 the Bank has recognized losses for Ps. 12,593.

3.
Futures: Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. These transactions were performed as hedge for foreign currency position. Settlement is carried on a daily basis for the difference.

For these transactions, as of June 30, 2014 and 2013, the Bank has recognized gains for Ps. 657,996 and Ps. 58,277, respectively.

18. Securitization of mortgage loans, consumer loans and credit card loans

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

Tarshop SA has created several financial trusts under its securitization program (“Valores Fiduciarios Tarjeta Shopping – Global program”) destined to assure its long-term financing accessing directly to the capital market. The assets included in the trusts relate to credit card coupons and advances in cash. The table below presents the trusts issued and outstanding as of June 30, 2014:

	Debt Securities	Certificates of Participation	Total

Series LXXIV– Issued on 10.17.13
Face value in Ps.	81,500	19,091	100,591
Estimated Maturity Date	11.10.2014	11.10.2014

Series LXXV– Issued on 12.03.13
Face value in Ps.	120,350	32,374	152,724
Estimated Maturity Date	03.05.2015	03.05.2015

Series LXXVI– Issued on 01.08.14
Face value in Ps.	100,000	13,174	113,174
Estimated Maturity Date	04.08.2015	04.08.2015

Series LXXVII– Issued on 02.20.14
Face value in Ps.	156,650	37,802	194,452
Estimated Maturity Date	03.20.2015	03.20.2015

Series LXXVIII– Issued on 04.09.14
Face value in Ps.	153,087	49,100	202,187
Estimated Maturity Date	07.09.15	07.09.15

Series LXXIX– Issued on 03.15.14
Face value in Ps.	91,550	13,680	105,230
Estimated Maturity Date	08.05.15	08.15.15

Series LXXX– Issued on 06.15.14
Face value in Ps.	127,952	19,119	147,071
Estimated Maturity Date	08.15.15	08.15.15

BACS Banco de Crédito y Securitización S.A. (BACS) has created separate trusts which have personal loans, primary originated by cooperatives and later acquired by BACS, as assets. The mentioned trusts have been issued under the “Fideicomisos Financieros BACS – Global program" for the securitization for a face value up to Ps. 300,000. As of June 30, 2014 there are no trusts outstanding.

As of June 30, 2014 and 2013, the Bank held in its portfolio the following securities corresponding to the abovementioned trusts:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2014		2013

Class B debt securities – BHN III	Ps.	7,203	Ps.	7,203
Class B debt securities – BHN IV		79,351		79,351
Class A debt securities – BHN IV		45		45
Class A debt securities – CHA VI to CHA XIV		53,549		48,648
Class A debt securities – BACS I		21,315		21,361
Debt securities – BACS III		18,107		20,984
Debt securities – BACS Personales III		-		3,952
Debt securities – Tarshop Series LXXV		88,541		30,170
Subtotal	Ps.	268,111	Ps.	211,714

	June 30,
	2014		2013

Certificates of participation – BHN II	Ps.	41,722	Ps.	41,722
Certificates of participation – BHN III		14,970		14,970
Certificates of participation – CHA VI		13,708		14,075
Certificates of participation – CHA VII		4,427		7,189
Certificates of participation – CHA VIII		2,769		6,157
Certificates of participation – CHA IX		11,493		12,275
Certificates of participation – CHA X		24,908		23,892
Certificates of participation – CHA XI		14,613		14,979
Certificates of participation – CHA XII		19,198		19,699
Certificates of participation – CHA XIII		5,985		6,807
Certificates of participation – CHA XIV		6,404		6,941
Certificates of participation – BHSA I		7,013		8,141
Certificates of participation – BACS III		1,003		1,036
Certificates of participation – BACS Personales III		-		6,239
Certificates of Participation – Tarshop Series LXIX		-		10,401
Certificates of Participation – Tarshop Series LXX		-		8,708
Certificates of Participation – Tarshop Series LXXI		-		20,269
Certificates of Participation – Tarshop Series LXXII		-		16,160
Certificates of Participation – Tarshop Series LXXIII		-		26,027
Certificates of Participation – Tarshop Series LXXIV		15,844		12,873
Certificates of Participation – Tarshop Series LXXV		25,282		-
Certificates of Participation – Tarshop Series LXXVI		21,779		-
Certificates of Participation – Tarshop Series LXXVII		30,996		-
Certificates of Participation – Tarshop Series LXXVIII		39,885		-
Certificates of Participation – Tarshop Series LXXIX		12,065		-
Certificates of Participation – Tarshop Series LXXX		16,791		-
Subtotal	Ps.	330,855	Ps.	278,560
Total	Ps.	598,966	Ps.	490,274

19. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2014		2013
Sundry creditors:
Accrued fees and expenses payable	Ps.	655,475	Ps.	443,360
Unallocated collections		14,845		12,436
Withholdings and taxes payable		39,347		22,500
Other		14,543		15,054
Total	Ps.	724,210	Ps.	493,350

	June 30,
	2014		2013
Other:
Directors and Syndics accrued fees payable………………….	Ps.	38,145	Ps.	25,237
Payroll withholdings and contributions……………………....		51,898		30,324
Gratifications………………………………………………....		39,166		39,937
Salaries and social securities………………………………….		49,440		31,476
Total	Ps.	178,649	Ps.	126,974

20. Income from Services and Expenses on Services

Income from Services - Commissions and Other

Commissions earned consist of the following for each period:

	June 30,
	2014		2013		2012

Loan servicing fees from third parties	Ps.	30,854	Ps.	26,548	Ps.	16,100
Commissions from FONAVI		-		11,361		17,205
Commissions for credit cards		705,143		555,128		453,421
Other		130,619		77,176		60,739
Total	Ps.	866,616	Ps.	670,213	Ps.	547,465

Other income from services is comprised of the following for each period:

	June 30,
	2014		2013		2012

Reimbursement of loan expenses paid by third parties	Ps.	37,289	Ps.	68,731	Ps.	63,261
Other (*)		318,864		238,667		185,454
Total	Ps.	356,153	Ps.	307,398	Ps.	248,715

(*)For the twelve-month periods ended June 30, 2014, 2013 and 2012, includes Ps. 235,379, Ps. 191,680, Ps. 157,685, respectively, related to other income services granted by Tarshop.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Expenses on Services - Commissions

Commissions expensed consist of the following for each period:

	June 30,
	2014		2013		2012

Structuring and underwriting fees	Ps.	14,254	Ps.	8,200	Ps.	6,057
Retail bank originations		6,327		1,958		888
Collections		159		158		413
Banking services		384,810		155,399		137,668
Commissions paid to real estate agents		40,707		28,349		20,544
Total	Ps.	446,257	Ps.	194,064	Ps.	165,570

21. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous income is comprised of the following for each period:

	June 30,
	2014		2013		2012

Income on operations with premises and equipment and miscellaneous assets	Ps.	2,944	Ps.	1,158	Ps.	2,350
Rental income		2,290		1,603		1,159
Interest on loans to bank staff		26,601		20,668		16,817
Other		15,708		14,326		58,054
Total	Ps.	47,543	Ps.	37,755	Ps.	78,380

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2014		2013		2012

Depreciation of miscellaneous assets	Ps.	388	Ps.	350	Ps.	506
Gross revenue tax		4,395		2,445		1,492
Other taxes		40,892		23,835		15,132
Debit card discounts		14,285		12,052		13,062
Credit card and others discounts		43,422		55,130		45,762
Benefits prepayments		6,008		4,166		3,120
Donations		24,325		18,048		6,970
Amortization of goodwill		3,430		3,429		3,036
Other		83,285		11,511		40,993
Total	Ps.	220,430	Ps.	130,966	Ps.	130,073

22. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks	918,347	19,472	5	937,824
Government and corporate securities	883,587	-	-	883,587
Loans	1,112,543	-	-	1,112,543
Other receivables from financial transactions	781,984	-	-	781,984
Miscellaneous receivables	191,998	-	-	191,998
Total as of June 30, 2014	3,888,459	19,472	5	3,907,936
Total as of June 30, 2013	2,687,366	239,683	4	2,927,053

Liabilities:
Deposits	1,003,954	-	-	1,003,954
Other liabilities from financial transactions	2,440,284	55,877	-	2,496,161
Miscellaneous liabilities	3,871	13	-	3,884
Items pending allocation	174	-	-	174
Total as of June 30, 2014	3,448,283	55,890	-	3,504,173
Total as of June 30, 2013	2,307,546	238,780	-	2,546,326

23. Income Tax

In accordance with Section 28 of Law 24,855, Banco Hipotecario Sociedad Anónima is subject to income tax, except with respect to housing loan transactions made before October 23, 1997, the date of registration of its bylaws with the Superintendency of Corporations.

The Bank records the charges to income, when applicable, and a provision in its liabilities for the tax applicable to its taxable transactions in the fiscal year to which they refer.

The amount determined as income tax, of Ps. 369,127 thousand, was charged against income for the fiscal period under “Income Tax”. The provision for income tax is recorded under “Miscellaneous Liabilities – Other”.

The Bank has a tax net operating loss carry forward of Ps. 87,692 and Ps. 44,214 at June 30, 2014 and 2013, respectively.

24. Presumptive Minimum Income Tax

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

As of June 30, 2014 the Bank recorded the Ps. 137,989 tax credit corresponding to the fiscal years between 2006 and 2013.

The tax credit balances held by BHSA at the closing date of these financial statements are the following:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Fiscal Year	Tax credit balance

2006	11,861
2007	18,634
2008	18,519
2009	19,944
2010	19,855
2011	21,073
2012	28,103

Additionally, at June 30, 2014, Tarshop SA recorded Ps. 45,679 of tax credit.

25. Shareholders' Equity

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

As of June 30, 2014, the Bank's capital stock consists of:

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
Argentine government (through FFFRI) (b)	A	672,106,969	44.81%	1 vote
Banco Nación, as trustee for the Bank's
Programa de Propiedad Participada (a)	B	57,009,279	3.80%	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.00%	1 vote
Public investors (c) (d)	D	695,883,752	46.39%	3 votes
		1,500,000,000	100.0%
_______________
(a)
The Bank's Programa de Propiedad Participada (“PPP”) is the Bank's employee stock ownership plan. Under Decree 2127/2012 and Resolution 264/2013 issued by the Ministry of Economy and Public Finance, the PPP was implemented. Under this plan, in a first stage, out of a total of 75,000,000, 17,990,721 Class B shares were converted into Class A shares, to be allocated among the employees that have withdrawn from the Bank in accordance with the implementation guidelines. Upon delivery to the former employees, the 17,990,721 shares will become Class D shares. As of June 30, 2014, such conversion had occurred only with respect to 4,414,632 shares. The shares allocated to the Bank’s current employees are designated as Class B shares, representing the PPP.

(a)
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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

(c)
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

On April 24, 2014 the General Ordinary Shareholders’ Meeting acknowledged the incentive or compensation program described in the preceding paragraph and its extension to the personnel employed by the subsidiaries BACS Banco de Crédito y Securitización S.A., BH Valores S.A., BHN Sociedad de Inversión S.A., BHN Vida S.A. and BHN Seguros Generales S.A.

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

On September 23, 2013 the Argentine Congress enacted Law N° 26,983 which amends the Income Tax Law and sets forth that dividends or earnings in money or in kind shall be levied with Income Tax at a 10% tax rate payable in a final and lump sum.

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

On April 24, 2014, the Ordinary General Shareholders’ Meeting resolved to distribute the income for the year ended on December 31, 2013 as follows: Ps. 84,190, to be applied to the legal reserve; Ps. 42,000, to be paid out as cash dividends on ordinary shares; and Ps. 294,760 to be maintained as retained earnings. As of the date of issuance of these financial statements, this decision is pending approval by BCRA.

26. Employee Benefit Plan

The Bank is obligated to make employer contributions to the National Pension Plan System determined on the basis of the total monthly payroll. These expenses are recorded in “Salaries and social security contributions” under the “Administrative expenses” caption in the accompanying consolidated statements of income.

27. Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business the Bank is party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk in addition to amounts recognized in the balance sheets. These financial instruments include commitments to extend credit.

	June 30,
	2014		2013
Commitments to extend credit
Mortgage loans and other loans (a)	Ps.	132,180	Ps.	220,948
Credit card loans (b)		11,913,152		7,452,967
Clearing items in process (c)		163,304		132,369
Other guarantees (d)		46,646		80,644

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

28. Business combinations

Purchase of BACS Administradora de activos’ shares.

On April 26, 2012 BACS Banco de Crédito y Securitización S.A. acquired 85% of the shares belonging to BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.). The purchase price was Ps. 6 million.

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of April 30, 2012, a goodwill amounting to Ps. 4,728 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to income on a straight-line basis during 120 months. As of June 30, 2014 and 2013 the Bank such balance amounted to Ps. 3,704 and Ps. 4,176, respectively.

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Condensed income statement of BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.) for the three-month period ending June 30, 2012
Net financial income	Ps.	277
Net Income from services		494
Administrative expenses		(247)
Net income from financial transactions	Ps.	524
Other income		202
Pre-tax income	Ps.	726
Income tax		-
Net Income	Ps.	726

29. Adoption of International Financial Reporting Standards

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

On February 12, 2014, BCRA issued its Communication “A” 5541 whereby it provides a roadmap to convergence between the informative and accounting regime and IFRS. Pursuant to this Communication, the entities and institutions must start to account for their financial transactions and changes in accordance with the rules issued by BCRA to that end in the framework of the above-mentioned convergence regime as from the fiscal years beginning on January 1, 2018.

On September 22, 2014, BCRA issued Communication “A” 5635 which details the formalities and content which must comply the implementation plan for the convergence to IFRS that financial entities must present to the BCRA before March 31, 2015.

30. Commencement of summary proceedings

1.
The Bank was notified of Resolution No. 286, dated July 2, 2010 issued by the Superintendent of Financial and Foreign Exchange Institutions whereby summary proceedings have been commenced against the Bank and its directors (Summary Proceedings No. 4364 on Foreign Exchange Matters) under section 8 of the Foreign Exchange Offences Law (as restated by Decree No. 480/95).

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Under the above-mentioned proceedings, the Bank has been charged with the violation of certain provisions under Communications “A” 4087 and 4177 concerning early repayments of restructured external indebtedness for US$ 91,420,135 and Euros 2,803,965 in the period February 2004 through June 2005. The relevant defenses and arguments in support of the Bank’s position were filed in due course. Since the required evidence has already been produced, the BCRA held the discovery stage to be concluded

In the Bank’s and its legal counsels’ opinion, these summary proceedings are not likely to succeed and therefore, no contingency in this respect has been reflected in these financial statements.

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

3.
On May 4, 2012, the Bank was notified of Resolution No. 186 dated April 25, 2012 by the Superintendent of Financial and Foreign Exchange Institutions, whereby summary proceedings have been commenced against the Bank and its directors (Summary Proceedings No. 4976 on Foreign Exchange Matters) under section 8 of the Foreign Exchange Offences Law (as restated by Decree No. 480/95).

In such proceedings, the entity has been charged with alleged violations of the provisions of Communications “A” 3640, 3645, 4347 and supplementary rules, due to the acquisition of good delivery silver bars with funds arising from its General Exchange Position.

Relevant defenses and arguments have been filed with the BCRA. Since the required evidence has already been produced, the BCRA held the discovery stage to be concluded.

In the legal counsels’ opinion, given the current status of the proceedings, there are low chances that the Bank will be subject to the economic sanctions set forth by the Criminal Foreign Exchange Regime Law, therefore, such contingency has not been considered in the financial statements.

4.
On December 20, 2012, the Bank was notified of Resolution No. 492 dated November 21, 2012 by the Superintendent of Financial and Foreign Exchange Institutions, whereby summary proceedings have been commenced against the Bank and its directors under section 41 of the Financial Institutions Law.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

5.     On September 13, 2013, the Bank was notified of Resolution No. 611 handed down by the Superintendent of Financial and Foreign Exchange Institutions, whereby it ordered to commence summary proceedings against the Bank and two of its managers (Summary Proceedings No. 5469 on Foreign Exchange Matters) charging them with alleged violation of the foreign exchange laws in selling foreign currency to persons prohibited from trading foreign currency by the Argentine Central Bank. The relevant defenses and arguments have been filed and evidence has been offered in support of all the defendants subject to the summary proceedings. In the legal counsels’ opinion, given the current status of the proceedings, there are low chances that the Bank will be subject to the economic sanctions set forth by the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario), therefore, such contingency has not been considered in the financial statements.

6.   On October 8, 2013, the Bank was notified of Resolution No. 720 handed down by the Superintendent of Financial and Foreign Exchange Institutions, whereby it ordered to commence summary proceedings against the Bank and two of its managers (Summary Proceedings No. 5529on Foreign Exchange Matters) in accordance with Section 8 of the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario) –as amended by Decree 480/95- charging them with alleged violation of the foreign exchange laws in selling foreign currency to persons prohibited from trading foreign currency by the Argentine Central Bank. The relevant defenses and arguments have been filed and evidence has been offered in support of all the defendants subject to the summary proceedings. In the legal counsels’ opinion, given the current status of the proceedings, there are low chances that the Bank will be subject to the economic sanctions set forth by the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario), therefore, such contingency has not been considered in the financial statements.

7.     On February 19, 2014, the Bank was notified of Resolution No. 209/13 handed down by the Chairman of the Financial Information Unit (UIF), whereby it ordered to commence summary proceedings against the Bank and its directors charging them for alleged violation of the provisions of Section 21 of Law 25,246, as amended, and Resolution UIF No. 228/2007 due to certain defaults detected by the BCRA in the inspection of the organization and in internal controls implemented for the prevention of money-laundering derived from illegal activities. On March 25, 2014, the relevant defenses and arguments were filed in support of the Bank and the individuals subject to the summary proceedings. These proceedings are under analysis by the Summary Proceedings division of the UIF.

31. Programa Crédito Argentino del Bicentenario para la Vivienda Única y Familiar (Pro.Cre.Ar)

On June 12, 2012, the Argentine Executive Branch issued Decree No. 902 whereby it ordered the creation of a Public Fiduciary Fund referred to as Programa Crédito Argentino del Bicentenario para la Vivienda Única Familiar (Argentine Single Family Housing Program for the Bicentennial) (Pro.Cre.Ar.).

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

In compliance with Communication “A” 5392, the Bank has capitalized mortgage loan origination expenses under this program (see note 2.13.).

32. Capital Market Law

On December 27, 2012, the capital market law was promulgated, considering a comprehensive amendment to the public offering regime set forth by Law No. 17,811.

Insofar as concerns the matters related to the Company’s business, this law broadens the regulatory powers of the Argentine Government in connection with the public offering of securities, through the Argentine Securities Commission (CNV), and concentrates in this agency the powers of authorization, supervision and oversight, disciplinary authority and regulation of all capital market players; further, it establishes that intermediary agents willing to deal in a securities market are no longer required to be members thereof, thus allowing the entry of other participants, and delegates to the CNV the power to authorize, register and regulate the various categories of agents.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On August 1, 2013, Decree 1023/2013, partially regulating the Capital Markets Law, was published in the Official Gazette, and on September 9, 2013, General Resolution No. 622 of the CNV, approving the related regulations, was published in the Official Gazette.

These regulations implement a register of agents that participate in the capital market. To take part in each of the activities regulated by this resolution, agents must be entered in that register in such capacity before March 1, 2014.

For those agents who have applied for registration with the final registry before March 1, 2014 to comply with all the requirements, on February 7, 2014, the Argentine Securities Commission (CNV) extended the term until June 30, 2014. In turn, on June 23, 2014 we were notified by Mercado Abierto Electrónico S.A. that CNV mandated that the Agents registered with MAE S.A. who have proceedings underway before CNV for registration as Agent in any of the categories authorized by currently applicable rules and regulations may continue to do business normally up and until they start operating in the new Agent category as per the CNV rules (N.T.2013)

Taking into consideration the business currently developed by Banco Hipotecario S.A. and pursuant to the different categories of agents set forth in General Resolution No. 622/13 of the CNV (the “Rules”), the Bank is carrying out the application proceedings for registration with such agency in the categories of comprehensive settlement and clearing agent (ALyC, as per its Spanish acronym), and financial fiduciary agent is pending.

In turn, pursuant to CNV Resolution No. 17.392 dated June 26, 2014, the Bank was registered with the Registry of Financial Trustees prescribed by Sections 6 and 7 of Chapter IV, Title V of the Rules, under No. 57.

Pursuant to the provisions of Section 45 of Law 26,831 and paragraph a), Section 20, Article VI, Chapter II, Title VII, and subsection j) of Section 7, Article IV, Chapter IV, Title V of Resolution No.622 of the CNV, it is made known that Banco Hipotecario’s minimum capital composed as required by the rules issued by the Argentine Central Bank exceeds the minimum amount required under such resolution.

33. Rules for the protection of financial services users

On June 10, 2014, the Argentine Central Bank issued a number of circular communications, “A” 5590 through 5593, which came into force as from their issuance, to modify the regulatory regime governing consumer and pledge loans and to further controls over interest rates, charges and commissions.

Some of the new provisions arising from these circular communications are: a) adoption of a regime of benchmark interest rates for consumer and pledge loans granted to individuals who do not qualify as Micro, Small and Medium Enterprises by imposing a ceiling on this type of credit extension which may not exceed the amount yielded by the LEBAC 90 days’ cut-off rate times a factor ranging from 1.25 to 2.00 depending on the type of loan and the Bank group; b) launch of the concept of “Total Financial Cost – Annual Nominal” in order to prevent distortions, which shall be expressed as an annual nominal  interest rate in a percentage with two decimals and will be determined by adding the effect of the commissions and charges associated to the transaction, to the interest rate irrespective of the reason .; c) the financial institutions that issue credit cards as well as the credit card issuers that are “non-financial” must be authorized by BCRA before they can apply increases to the cost of basic financial services and changes in the captions that make them up, which must be requested from the Argentine Central Bank in a note.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The effects of these rules have not had a significant impact on the Bank’s financial statements as of the date hereof.

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

The following tables summarize the main reconciling items between Argentine GAAP and U.S. GAAP:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of net income:
		June 30,
		2014	2013	2012
Net income as reported under Argentine Banking GAAP	Ps.	627,027	339,122	301,097
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	27,525	(29,863)	(44,248)
- Loan loss reserve	(b)	(29,677)	(25,253)	(60,535)
- Derivative financial instruments	(c)	(941)	(1,223)	7,641
- Other government securities	(d)	(17,669)	12,727	(2,155)
- Provincial public debt	(e)	-	331	(322)
- Financial liabilities	(f)	4,136	3,154	283
- Securitizations	(g)	(10,725)	(17,512)	(419)
- Intangible assets
Software costs	(h)	(18,396)	(8,639)	(4,358)
Other intangible assets	(h)	(4,793)	(3,157)	(3,156)
Business combinations	(h)	989	991	(1,315)
- Impairment of fixed and foreclosed assets	(i)	983	932	1,012
- Vacation provision	(k)	(18,955)	(7,714)	(4,024)
- Insurance technical reserve	(l)	1,398	1,003	620
- Capitalization of interest cost	(m)	301	553	170
- Deferred income tax	(n)	55,122	(20,057)	54,941
- Non-Controlling interest	(j)	(11,031)	14,148	617
Net income in accordance with U.S. GAAP	Ps.	605,294	259,543	245,849
- Less Net (Loss) attributable to the Non-Controlling interest	(j)	10,284	(8,834)	5,116
Net income attributable to Controlling interest in accordance with U.S. GAAP	Ps.	615,578	250,709	250,965
Basic and diluted net income per share in accordance with U.S. GAAP		4.136	1.774	1.680
Average number of shares outstanding (in thousands)		1,463,365	1,463,365	1,463,365

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of shareholders’ equity

		June 30,
		2014	2013
Total shareholders' equity under Argentine Banking GAAP	Ps.	4,205,343	3,608,316
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)	(71,568)	(99,093)
- Loan loss reserve	(b)	(189,838)	(160,161)
- Derivative financial Instruments	(c)	(876)	65
- Other government securities	(d)	3,871	(1,374)
- Provincial Public Debt	(e)	-	-
- Financial liabilities	(f)	7,573	3,437
- Securitizations	(g)	(31,876)	(21,151)
- Intangible assets
Software costs	(h)	(37,363)	(18,967)
Other intangible assets	(h)	3,097	7,890
Business combinations	(h)	(2,167)	(3,156)
- Impairment of fixed and foreclosed assets	(i)	(38,323)	(39,306)
- Vacation provision	(k)	(40,332)	(21,377)
- Insurance technical reserve	(l)	(3,119)	(4,517)
- Capitalization of interest cost	(m)	3,226	2,925
- Deferred income Tax	(n)	214,230	159,108
- Non-Controlling interest	(j)	59,849	70,880
Total Shareholders’ Equity under U.S. GAAP	Ps.	4,081,727	3,483,519
- Non-Controlling Interest under U.S. GAAP	(j)	(50,662)	(60,315)
Consolidated Parent Company Shareholders’ Equity under U.S. GAAP	Ps.	4,031,065	3,423,204

Description of changes in shareholders’ equity under U.S. GAAP:

	Total Shareholders’ Equity
Balance as of June 30, 2012	Ps.	3,279,872
Cash dividends		(100,000)
Other Comprehensive Income		(7,377)
Net income for the twelve-month period in accordance with U.S. GAAP		250,709
Balance as of June 30, 2013	Ps.	3,423,204
Cash dividends		(30,000)
Other Comprehensive Income		22,283
Net income for the twelve-month period in accordance with U.S. GAAP		615,578
Balance as of June 30, 2014	Ps.	4,031,065

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs on mortgage, personal and credit card loans, different from those originated under the Pro.Cre.Ar program.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Given the bank’s role as Trustee of the PROCREAR Administrative and Financial Trust, (see note 31), it has capitalized direct expenses incurred in the mortgage loan origination process, which disbursements would not have been incurred by it had it not been for the grant of the related loans, in accordance with the provisions of Communication “A” 5392. Such origination expenses are amortized in 60 monthly installments.

In accordance with U.S. GAAP, under ASC 310 loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP for Banco Hipotecario S.A. as of June 30, 2014 and 2013 amounted to Ps. (71,568) and (99,093), respectively.

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

As of June 30, 2014 and 2013, the result of applying ASC 310-10, shows that the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps. 54,052 and Ps. 31,459, respectively.

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As a result of the analysis mentioned before, the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps. (162,828) and Ps. (90,359), for 2014 and 2013, respectively.

c)
Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank. Under U.S. GAAP recoveries of loans previously charged off should be recorded when received. As of June 2014 and 2013, the Bank recorded an adjustment to shareholders’ equity related to reinstated loans of Ps. (79,889) and Ps. (103,897), respectively.

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

As a result of the analysis mentioned before, the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps. (1,173) and Ps. 2,636, for 2014 and 2013, respectively.

As a result of analysis performed the breakdown of the shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP between the Bank’s adjustment and the reconsolidated securitization trusts as of June 30, 2014 and 2013 is as follows:

		2014			2013
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity
Migration analysis (*)	292,526	455,354	(162,828)	251,959	342,318	(90,359)
ASC 310-10	68,788	14,736	54,052	49,663	18,204	31,459
Reinstated loans	-	79,889	(79,889)	-	103,897	(103,897)
Subtotal	361,314	549,979	(188,665)	301,622	464,419	(162,797)

(*) Migration analysis of Banco Hipotecario and its subsidiaries.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		2014			2013
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity
Reconsolidated trusts	45,504	46,677	(1,173)	46,871	44,235	2,636
Subtotal	45,504	46,677	(1,173)	46,871	44,235	2,636

Total	406,818	596,656	(189,838)	348,493	508,654	(160,161)

c. Derivative Financial Instruments

As mentioned in notes 17 and 2.9. the Bank entered in several derivative transactions, mainly, to hedge: i) the exchange rate risk attached to liabilities denominated in foreign currency and in pesos plus CER, and ii) interest rate swaps to manage its interest rate risk.

Under Argentine Central Bank rules, currency swaps are recorded on the basis of the net asset or liability derived from the accrual of interest receivable in Euros or US dollar, minus the accrual of interest payable in US dollar or Euros (both derived from the current coupon of the swap).

In addition, under Argentine Central Bank rules, currency swap carried out as a hedge for the bank’s exposure to the CER-adjusted liabilities, have been recorded according to the net asset or liability position derived from variations in the underlying assets. In addition, the Bank created provisions for these transactions when the value stated above exceeded their fair value, as requested by the BCRA for this credit currency swap.

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

Under U.S. GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument using valuation techniques with observable market parameters. As of June 30, 2014 and 2013 the shareholder’s equity adjustment amounts to Ps. (876) and Ps. 65, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

d. Other government securities

The following table summarizes the U.S. GAAP shareholders’ equity adjustment related to other government securities, as of June 30, 2014 and 2013:

	June 30,
	2014		2013

Discount Bonds	Ps.	(4,126)	Ps.	-
Other National Government Bonds		(3,624)		(5,735)
Unquoted Securities issued by the BCRA		7,387		192
Bills issued by Provincial Governments		4,234		4,169
Total	Ps.	3,871	Ps.	(1,374)

•	Discount Bonds

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

During the twelve-month period ended June 30, 2014, there have been purchases of Discount Bonds.

The bonds arisen from the exchange have been recorded in accordance with Argentine Banking GAAP at their quoted market prices, as of June 30, 2014 and 2013. The remaining bonds have been valued according to note 2.2.

As of June 30, 2014 and 2013 the Discount Bonds were considered available for sale securities for U.S. GAAP purposes according with ASC 320-10 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

As of June 30, 2014 and 2013 the following table shows the amortized cost, book value and fair value of the mentioned bond.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2014					2013
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

Discount Bonds	77,177	91,782	87,656	10,479	(4,126)	15,482	16,108	16,108	625	-

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320.

A number of factors are considered in performing an impairment analysis of securities. Those factors include, among others:

a.	Intent and ability of the Bank to retain its investment for a period of time that allows for any anticipated recovery in market value;
b.	Expectation to recover the entire amortized cost of the security;
c.	Recoveries in fair value after the balance sheet date;
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

As of June 30, 2014 and 2013 the fair value of the investment is greater than its amortized cost.

•	Other Bonds

Under Argentine Banking GAAP, as of June 30, 2014 and 2013, some National Government Bonds, unquoted securities issued by the BCRA and bills issued by Provincial Governments have been recorded at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value.

Under U.S. GAAP these securities were considered available for sale securities according with ASC 320 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

As of June 30, 2014 and 2013 the following table shows the amortized cost, book value and fair value of the mentioned bonds:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2014					2013
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

Unquoted securities issued by the BCRA	1,342,425	1,342,425	1,349,812	7,387	7,387	98,930	98,930	99,122	192	192
Bills issued by Provincial Governments	423,275	423,275	427,509	4,234	4,234	235,241	235,241	239,410	4,169	4,169

PRO XIII Bonds	33,136	32,796	29,172	-	(3,624)	-	-	-	-	-
BONAR 2017	-	-	-	-	-	67,977	67,977	62,006	(5,971)	(5,971)
PAR US dollar	-	-	-	-	-	5,310	5,244	5,480	170	236

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10.

The Bank as a result of its analysis has determined that, as of June 30, 2013, unrealized losses on Bonar 2017 Bonds, are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date. In addition, the bank has performed an impairment analysis for the rest of their portfolio and no other than temporary impairment were detected.

As of June 30, 2014, the Bank as a result of its analysis has determined that unrealized losses on PRO XIII Bonds are not temporary, consequently the Bank has recorded an other-than temporary impairment for U.S. GAAP purposes. Therefore the fair value of the security was determined on the balance sheet date based on their market value and will constitute the new cost basis for the asset. In addition, the bank has performed an impairment analysis for the rest of their portfolio and no other than temporary impairment were detected.

e. Provincial Public Debt

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

f. Financial liabilities

As described in note 15, the bank has issued several series of negotiable obligations in different terms and conditions. Under Argentine Banking GAAP, the costs of originating such instruments have been charged to the Income Statement at the issuance date.

Under U.S.GAAP, and according to ASC 835-30-45-3, issuance costs should be reported in the balance sheet as deferred charges. In addition, ASC 470-10-35-2 states that debt issuance costs should be amortized over the same period used in the interest cost determination.

As of June 30, 2014 and 2013 the shareholder’s equity adjustment amounts to Ps. 7,573 and Ps. 3,437, respectively.

g. Securitizations

For Argentine Banking GAAP purposes, the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust.

Under U.S. GAAP the primary beneficiary of a variable interest entity (VIE) is required to consolidate its assets and liabilities. An entity is considered a VIE if it possesses one of the following characteristics:

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As a consequence of this assessment, the Bank was deemed to be the primary beneficiary of certain securitization trusts because the Bank has the power to direct the activities of these VIEs through its servicing responsibilities and duties. Additionally, the Bank through its retained interests held in these securitizations has the obligation to absorb losses or the right to receive benefits from the VIEs.

For U.S. GAAP purposes, as of June 30, 2014, 2013 and 2012, the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets, eliminated the gain or loss recognized on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and certificates of participation received, eliminated the servicing liabilities and re-established its loan loss reserves under ASC 450-20. See note 34.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

The total shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2014 and 2013 amounted to Ps. (31,876) and Ps. (21,151), respectively.

Additional information required by U.S. GAAP

The Bank adopted ASC 860-10 and ASC 810-10 which require additional disclosures about its involvement with consolidated VIE’s and expanded the population of VIE’s to be disclosed. The table below presents the assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	June 30,
	2014		2013

Cash and due from banks	Ps.	103,693	Ps.	67,541
Loans (net of allowances)		1,771,175		1,463,637
Other assets		826,795		374,834
Total Assets	Ps.	2,701,663	Ps.	1,906,012

Debt Securities	Ps.	2,214,488	Ps.	1,701,829
Certificates of Participation		427,246		171,081
Other liabilities		59,929		33,102
Total Liabilities	Ps.	2,701,663	Ps.	1,906,012

As of June 30, 2014, the Bank’s maximum loss exposure, which amounted to Ps. 2,701,663, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s Balance Sheet. Nevertheless, under Argentine Law the Debt securities will be paid exclusively with the securitized assets.

h. Intangible Assets

Software costs

Under Argentine Banking GAAP fees paid for a re-engineering project and for restructuring expenses incurred in relation to certain equity transactions are recognized as an intangible asset and amortized in a maximum of five years. Such cost should be expensed as incurred under U.S. GAAP.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2014 and 2013 amounted to Ps. (37,363) and Ps. (18,967), respectively.

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

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2014 and 2013 amounted to Ps. 3,097 and Ps. 7,890, respectively, related to the contractual position in contracts for the issuance of credit cards and the accounts of customers recorded as intangibles assets for U.S. GAAP purposes.

Business combination

i) Acquisition of Tarshop S.A.

On August 30, 2010, the Financial and Exchange Institutions Superintendency of the Argentine Central Bank gave its consent to the purchase of 80% of the share capital of Tarshop SA. Such shareholding consists of 107,037,152 non-endorsable, registered ordinary shares, par value 1 Peso per share, and entitled to one vote per share, in turn equivalent to 107,037,152 votes.

The sales price amounted to US$ 26.8 million, of which 20% (US$ 5.4 million) was paid on December 29, 2009 and the remaining balance of the price was cancelled on September 13, 2010.

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to Income on a straight-line basis during 60 months. As of June 30, 2014 and 2013 the Bank has a balance of Ps. 18,234 and Ps. 21,191, respectively, related to the goodwill.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

On May 24, 2012, the Financial and Exchange Institutions Superintendency of the Argentine Central Bank gave its consent to the purchase of the 17.5% of BACS Banco de Crédito y Securitización S.A. shares, which price was paid in two installments. The first one on March 30, 2011 (20%) and the last one on June 11, 2012 (80%). As a result, the Bank’s new shareholding in BACS’s capital stock increased from 70% to 87.5%.

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

ii) Acquisition of BACS Administradora de activos S.A. S.G.F.C.I.

On April 26, 2012 BACS Banco de Crédito y Securitización S.A. acquired 85% of the shares belonging to BACS Administradora de activos S.A. S.G.F.C.I. (former FCMI Argentina Financial Corporation S.A. S.G.F.C.I.). The purchase price was Ps. 6 million.

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of April 30, 2012, a goodwill amounting to Ps. 4,728 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to income on a straight-line basis during 120 months. As of June 30, 2014 and 2013 the Bank recorded such balance which amounted to Ps. 3,704 and Ps. 4,176, respectively.

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

i. Impairment of fixed assets and foreclosed assets

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

As of June 2014 and 2013, no additional impairment was recorded in fixed and foreclosed assets.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2014 and 2013 amounted to Ps. (38,323) and Ps. (39,306), respectively. The differences between periods are due to depreciation recorded under Argentine Banking GAAP.

j. Non-controlling interest

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

k. Vacation Provision

The Bank’s policy for vacation benefits is to expense such benefits as taken. For U.S. GAAP purposes, the vacation accrual is based on an accrual basis, where earned but untaken vacation is recognized as a liability.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2014 and 2013 amounted to Ps. (40,332) and Ps. (21,377), respectively.

l. Insurance Technical reserve

Until September 2003, the calculation of the local technical reserves performed by the Bank was the same as that used under U.S. GAAP.

On September 2003, the National Insurance Superintendency issued certain regulations on the calculation of reserves introducing changes to the local regulations. For U.S. GAAP purposes the Bank has accounted these insurance technical reserves under ASC 944.

Therefore, the technical reserves for the twelve-month periods ended June 30, 2014 and 2013 were adjusted for U.S. GAAP purposes. Shareholders’ equity adjustment as of June 30, 2014 and 2013 amounted to Ps. (3,119) and Ps. (4,517), respectively.

m. Capitalization of interest cost

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

Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2014 and 2013 amounted to Ps. 3,226 and Ps. 2,925, respectively.

n. Deferred Income Tax

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2014 and 2013, and based on the tax projections performed, the Bank believes that is more likely than not that it will recover the net operating tax loss carry forward and all the temporary differences, with future taxable income.

In a consolidated basis, the Bank has recognized a shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP that amounted to Ps. 214,230 and Ps. 159,108, as of June 30, 2014 and 2013, respectively.

ASC 740 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2014, there were no uncertain tax positions.

The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

The following table shows the tax years open for examination as of June 30, 2014, by major tax jurisdictions in which the Bank operates:

Jurisdiction	Tax year
Argentina	2009 – 2013

o. Items in process of collection

The Bank does not give accounting recognition to checks drawn on the Bank or other banks, or other items to be collected until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented to the Bank.

The Bank’s assets and liabilities would be increased by approximately Ps. 163,304 and Ps. 132,369, had U.S. GAAP been applied at June 30, 2014 and 2013, respectively.

II.	Additional disclosure requirements:

p. Fair Value Measurements Disclosures

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

As of June 30, 2014 and 2013 the Bank’s securities are classified within level 1of the valuation hierarchy using quoted prices available in the active market. Level 1 securities includes government bonds and instruments issued by BCRA and corporate securities. Furthermore the Bank´s instruments issued by BCRA with no volatility published by the BCRA and bills issued by Provincial Governments are classified within Level 2 using quoted prices available of similar assets.

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

c)	Derivatives

The fair value of level 1 derivative positions are determined using quoted market prices. The fair value of level 2 derivative positions are determined using internally developed models that utilize market observable parameters.

Liabilities (by Class of liability)

d)	Derivatives

The fair value of level 1 derivative positions are determined using quoted market prices.

The following table presents the financial instruments, by class of asset and liabilities, carried at fair value as of June 30, 2014 and 2013, by ASC 820-10 valuation hierarchy (as described above).

	Balances as of June 30, 2014
	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Securities
Trading securities	1,316,864	1,316,864	-	-
Available for sale securities	486,322	437,566	48,756	-
Instruments issued by the BCRA	1,704,354	354,542	1,349,812	-
Corporate securities	345,565	345,565	-	-

Securities receivable under repurchase agreements
Trading securities	1,279	1,279	-	-
Available for sale securities	58,015	58,015	-	-

Derivatives
Forwards	33,794	-	33,794	-
Futures	6,766	6,766	-	-

TOTAL ASSETS AT FAIR VALUE	3,952,959	2,520,597	1,432,362	-

LIABILITIES

Derivatives
Futures	(7,911)	(7,911)	-	-

TOTAL LIABILITIES AT FAIR VALUE	(7,911)	(7,911)	-	-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Balances as of June 30, 2013
	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Securities
Trading securities	1,240,488	1,240,488	-	-
Available for sale securities	295,469	56,059	239,410	-
Instruments issued by the BCRA	148,266	49,144	99,122	-
Corporate securities	150,096	150,096	-	-

Securities receivable under repurchase agreements
Trading securities	363,349	363,349	-	-
Available for sale securities	11,427	11,427	-	-

Derivatives
Cross Currency Swap (Euro/Dollar)	13,766	-	13,766	-

TOTAL ASSETS AT FAIR VALUE	2,222,861	1,870,563	352,298	-

q. Credit Risk disclosures

Allowance for credit losses and recorded investments in financial receivables

The following table presents the allowance for account receivables losses and the related carrying amount of Financing Receivables for the periods ended June 30, 2014 and 2013 respectively:

	As of June 30, 2014
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	11,296	Ps.	11,296
Ending balance: collectively evaluated for impairment		581,920		3,440		585,360
Ending Balance	Ps.	581,920	Ps.	14,736	Ps.	596,656
Financing receivables:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	24,323	Ps.	24,323
Ending balance: collectively evaluated for impairment		11,592,745		6,182,266		17,775,011
Ending Balance	Ps.	11,592,745	Ps.	6,206,589	Ps.	17,799,334

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2013
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	13,051	Ps.	13,051
Ending balance: collectively evaluated for impairment		490,450		5,153		495,603
Ending Balance	Ps.	490,450	Ps.	18,204	Ps.	508,654
Financing receivables:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	24,263	Ps.	24,263
Ending balance: collectively evaluated for impairment		8,749,552		3,822,062		12,571,614
Ending Balance	Ps.	8,749,552	Ps.	3,846,325	Ps.	12,595,877

The activity in the allowance for loan losses for period is as follows:

	As of June 30,
	2014		2013
Allowance for credit losses:
Beginning Balance	Ps.	508,654	Ps.	427,435
Charge-offs		(245,023)		(177,410)
Provision for loan losses		333,025		258,629
Ending Balance	Ps.	596,656	Ps.	508,654

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table discloses the amounts of loans considered impaired in accordance with ASC 310 updated by ASU 2010 - 20, as of June 30, 2014 and 2013:

	As of June 30, 2014
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	-	Ps.	-	Ps.	-

With an allowance recorded:
Commercial
Impaired Loans	Ps.	24,323	Ps.	21,441	Ps.	11,296
Total	Ps.	24,323	Ps.	21,441	Ps.	11,296

	As of June 30, 2013
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	-	Ps.	-	Ps.	-

With an allowance recorded:
Commercial
Impaired Loans	Ps.	24,263	Ps.	20,980	Ps.	13,051
Total	Ps.	24,263	Ps.	20,980	Ps.	13,051

The average recorded investment in impaired loans amounted Ps. 23,971 and Ps. 24,256, as of June 30, 2014 and 2013, respectively. There is no amount of interest income recognized during the time within the period that the loans were impaired.

Non-accrual accounts receivables and Past due

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency” and “Uncollectible”.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table represents the amounts of nonaccruals, as of June 30, 2014 and 2013, respectively:

	As of June 30,
	2014		2013
Consumer
Advances	Ps.	566	Ps.	574
Mortgage Loans		37,955		44,443
Personal Loans		74,950		44,457
Credit Card Loans – BHSA		104,200		60,253
Credit card Loans – Tarshop		117,809		121,066
Total Consumer	Ps.	335,480	Ps.	270,793
Commercial
Performing Loans	Ps.	-	Ps.	-
Impaired Loans		24,323		24,263
Total Commercial	Ps.	24,323	Ps.	24,263

Total Non accrual loans	Ps.	359,803	Ps.	295,056

An aging analysis of past due account receivables, segregated by class of account receivables, as of June 30, 2014 and 2013 was as follows:

	As of June 30, 2014
	30-90	91-180	181-360
	Days Past	Days Past	Days Past	Greater	Total Past	Current	Total
	Due	Due	Due	than 360	Due		Financing
Consumer
Advances	837	111	131	324	1,403	24,648	26,051
Mortgage Loans	27,812	7,235	5,403	25,317	65,767	2,801,484	2,867,251
Personal Loans	78,819	36,785	37,735	430	153,769	1,937,243	2,091,012
Credit Card Loans – BHSA	71,613	54,950	49,225	25	175,813	5,009,921	5,185,734
Credit card Loans – Tarshop	156,447	57,833	55,617	4,359	274,256	1,148,441	1,422,697
Total Consumer Loans	335,528	156,914	148,111	30,455	671,008	10,921,737	11,592,745

Commercial:
Performing Loans	164	-	-	-	164	6,182,102	6,182,266
Impaired loans	-	1,777	5,550	16,996	24,323	-	24,323
Total Commercial Loans	164	1,777	5,550	16,996	24,487	6,181,102	6,206,589
Total	335,692	158,691	153,661	47,451	695,495	17,103,839	17,799,334

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table shows the account receivable balances categorized by credit quality indicators for the periods ended June 30, 2014 and 2013:

	As of June 30, 2014
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	24,648	837	111	131	324	26,051
Mortgage Loans	2,801,484	27,812	7,235	5,403	25,317	2,867,251
Personal Loans	1,937,243	78,819	36,785	37,735	430	2,091,012
Credit Card Loans – BHSA	5,009,921	71,613	54,950	49,225	25	5,185,734
Credit card Loans – Tarshop	1,148,441	156,447	57,833	55,617	4,359	1,422,697
Total Consumer Loans	10,921,737	335,528	156,914	148,111	30,455	11,592,745

Commercial:
Performing loans	6,182,102	164	-	-	-	6,182,266
Impaired loans	-	-	1,777	5,550	16,996	24,323
Total Commercial Loans	6,182,102	164	1,777	5,550	16,996	6,206,589
Total Financing Receivables	17,103,839	335,692	158,691	153,661	47,451	17,799,334

	As of June 30, 2013
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	31,686	1,002	230	55	289	33,262
Mortgage Loans	2,905,621	35,176	6,686	7,795	29,962	2,985,240
Personal Loans	1,309,054	38,401	19,011	25,012	434	1,391,912
Credit Card Loans – BHSA	3,069,493	39,079	27,773	31,280	1,200	3,168,825
Credit card Loans – Tarshop	908,244	141,003	53,609	61,868	5,589	1,170,313
Total Consumer Loans	8,224,098	254,661	107,309	126,010	37,474	8,749,552

Commercial:
Performing loans	3,821,283	779	-	-	-	3,822,062
Impaired loans	-	-	72	6,680	17,511	24,263
Total Commercial Loans	3,821,283	779	72	6,680	17,511	3,846,325
Total Financing Receivables	12,045,381	255,440	107,381	132,690	54,985	12,595,877

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table presents for the financing receivables modified as troubled debt restructurings within during the last two periods:

	As of June 30, 2014
	Number of contracts	Post-modification Outstanding recorded investment
Consumer
Advances	52	Ps.	987
Mortgage Loans	110		3,602
Personal Loans	4,140		79,250
Credit Card Loans – BHSA	1,209		14,749
Credit card Loans – Tarshop	18,553		89,655
Total Consumer	24,064	Ps.	188,243

Commercial
Performing Loans	-	Ps.	-
Impaired Loans	-		-
Total Commercial	-	Ps.	-

Total TDRs	24,064	Ps.	188,243

	As of June 30, 2013
	Number of contracts	Post-modification Outstanding ecorded investment
Consumer
Advances	68	Ps.	930
Mortgage Loans	100		2,353
Personal Loans	1,557		21,246
Credit Card Loans – BHSA	1,764		18,581
Credit card Loans – Tarshop	26,414		121,425
Total Consumer	29,903	Ps.	164,535

Commercial
Performing Loans	-	Ps.	-
Impaired Loans	-		-
Total Commercial	-	Ps.	-

Total TDRs	29,903	Ps.	164,535

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30,
	2014			2013
	Number of contracts	Recorded investment		Number of contracts	Recorded investment
Consumer
Advances	6	Ps.	85	17	Ps.	149
Mortgage Loans	22		490	25		553
Personal Loans	469		6,816	397		3,408
Credit Card Loans – BHSA	590		6,262	225		2,210
Credit card Loans – Tarshop	8,571		41,835	6,385		33,027
Total Consumer	9,658	Ps.	55,488	7,049	Ps.	39,347

Commercial
Performing Loans	-	Ps.	-	-	Ps.	-
Impaired Loans	-		-	-		-
Total Commercial	-	Ps.	-	-	Ps.	-

Total TDRs that subsequently defaulted	9,658	Ps.	55,488	7,049	Ps.	39,347

Allowance for Credit Losses

Accounts receivable balances are classified as uncollectible and written off from the Consolidated Balance Sheet when 365 days past due and subsequently recorded in memorandum accounts.

The activity in the allowance for accounts receivables losses under U.S. GAAP for the fiscal periods ended June 30, 2014 and 2013 was as follows:

	Argentine Banking GAAP		U.S. GAAP		Adjustment
June 30, 2013	Ps.	348,493	Ps.	508,654	Ps.	(160,161)

Variances		58,325		88,002		(29,677)

June 30, 2014	Ps.	406,818	Ps.	596,656	Ps.	(189,838)

r. Comprehensive income

ASC 220 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the twelve-month periods ended June 30, 2014, 2013 and 2012, shows all periods in Argentine Banking GAAP format reflecting U.S. GAAP income and comprehensive statement adjustments.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2014		2013		2012
Income Statement

Financial income	Ps.	4,666,910	Ps.	2,418,505	Ps.	1,886,446
Financial expenses		(2,399,052)		(1,281,120)		(982,954)
Net financial income	Ps.	2,267,858	Ps.	1,137,385	Ps.	903,492
Provision for loan losses		(333,025)		(258,629)		(215,074)
Income from services		2,145,423		1,365,116		1,049,679
Expenses for services		(682,638)		(290,908)		(232,109)
Administrative expenses		(2,380,651)		(1,621,522)		(1,284,531)
Net income from financial transactions	Ps.	1,016,967	Ps.	331,442	Ps.	221,457
Miscellaneous income		188,928		193,422		270,230
Miscellaneous expenses		(286,596)		(168,735)		(250,492)
Income before income taxes and Non-controlling interest	Ps.	919,299	Ps.	356,129	Ps.	241,195
Income taxes		(314,005)		(96,586)		4,654
Net income under U.S. GAAP	Ps.	605,294	Ps.	259,543	Ps.	247,395
Less Net (Loss) attributable to the Non-controlling interest		10,284		(8,834)		3,570
Net income attributable Controlling interest in accordance with U.S. GAAP	Ps.	615,578	Ps.	250,709	Ps.	250,965

Other comprehensive income (loss):

Unrealized gains (loss) on securities		22,283		(7,377)		(7,381)
Other comprehensive income (loss)	Ps.	22,283	Ps.	(7,377)	Ps.	(7,381)
Comprehensive income	Ps.	637,861	Ps.	243,332	Ps.	243,584

s. Risks and Uncertainties

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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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

t. U.S. GAAP estimates

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

u. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of June 30, 2014 and 2013. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. If market conditions and economic uncertainties exist, it might result in higher credit losses and provision for credit losses in future periods.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
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
As of and for the twelve-month periods ended June 30, 2014, 2013 and 2012
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On May 28, 2014 the FASB and IASB issued their converged standard on revenue recognition. The objective of the revenue standard (ASC 606) is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets.

The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.

The revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 for U.S. GAAP public reporting entities and early adoption is not permitted.

36. Subsequent events

Negotiable obligations

The following table shows the amount, interest rate and maturity date of each series issued after June 30, 2014:

	Issue date	Maturity date		Annual interest rate
Banco Hipotecario S.A.
Series XX (Ps. 45,241)	07/30/14	04/30/15	a	25.5%
Series XXI (Ps. 222,345)	07/30/14	01/30/16	b	Badlar +275bp

BACS Banco de Crédito y Securitización S.A.
Series III (Ps. 132,726)	08/19/14	05/19/16	b	Badlar +275bp

(a) Fixed interest rate
(b) Variable interest rate

On August 8, 2014 Banco Hipotecario S.A. cancelled its Series X for Ps. 34,523. Additionally on July 30, 2014 Tarshop S.A. cancelled its Series VIII for Ps. 75,589.

Capital contribution on Tarshop S.A.

On October 22, 2014 the General Shareholders’ Meeting of the Bank approved an irrevocable capital contribution of Ps. 110 millions to Tarshop S.A. which will be transferred within the following two months.

Alto Palermo S.A., owner of 20% interest in this company, will contribute with Ps. 22 millions and Banco Hipotecario with Ps. 88 millions.

NEW LIPSTICK LLC AND SUBSIDIARY
(A Limited Liability Company)

Independent Auditors’ Report

New Lipstick LLC

We have audited the accompanying consolidated financial statements of New Lipstick LLC and Subsidiary (A Limited Liability Company), which comprise the consolidated balance sheets as of June 30, 2014 and 2013, and the related consolidated statements of operations, member’s deficit, and cash flows for the years ended June 30, 2014, 2013, and 2012, and the related notes to the financial statements.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Lipstick LLC and Subsidiary as of June 30, 2014 and 2013, and the results of their operations and their cash flows for the years ended June 30, 2014, 2013, and 2012 in accordance with accounting principles generally accepted in the United States of America.

By:	/s/ Marks Paneth LLP
New York, NY
October 30, 2014

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30,
(Amounts in US dollars)

ASSETS

	2014	2013

Real estate, net	$142,358,747	$143,505,071
Cash and cash equivalents	851,726	1,346,278
Tenant receivables, net of allowance for doubtful accounts of
$7,264 and $889,009 respectively	422,944	333,023
Prepaid expenses and other assets	5,476,492	5,135,872
Due from related party	120,274	120,274
Restricted cash	6,155,597	6,638,253
Deferred rent receivable	6,938,578	5,008,910
Lease intangibles, net	30,012,973	33,002,074
Goodwill (Investment in Metropolitan 885 Third Avenue Leasehold LLC)	5,422,615	5,422,615

Total	$197,759,946	$200,512,370

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:
Note payable	$113,201,357	$113,203,269
Accrued interest payable	313,950	316,969
Accounts payable and accrued expenses	1,584,699	1,373,763
Due to related parties	553,616	345,312
Unearned revenue	619,885	309,397
Tenants’ security deposits	657,978	614,870
Deferred ground rent payable	108,312,912	79,490,319
Lease intangibles, net	45,279,291	48,538,132

Total liabilities	270,523,688	244,192,031

Members' deficit	(72,763,742)	(43,679,661)

Total	$197,759,946	$200,512,370

See Notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30,
(Amounts in US dollars)

	2014	2013	2012
Revenues
Base rents	$38,375,303	$38,146,887	$38,293,785
Tenant reimbursements and escalations	5,427,358	5,354,160	5,899,547
Other revenue	45,292	73,833	251,391
Interest income	-	625	1,331

Total	43,847,953	43,575,505	44,446,054

Expenses
Real estate taxes	9,919,196	9,442,029	8,945,341
Utilities	2,598,340	2,511,198	2,560,909
Janitorial	2,157,449	2,054,086	2,294,236
Insurance	315,545	296,897	290,182
Repairs and maintenance	1,838,870	1,555,630	1,520,485
Bad debts	-	433,551	793,882
Security	912,362	846,602	817,199
General and administrative	720,679	778,260	1,091,633
Management fees	948,084	877,898	804,123
Legal and professional fees	108,331	97,337	517,613
Tenant reimbursable costs	122,139	159,564	295,510
Ground rent	45,457,735	45,457,737	45,457,736
Interest expense	4,789,913	4,843,275	4,905,399
Amortization	3,087,330	2,947,812	2,869,752
Depreciation	4,886,008	4,428,733	3,964,933

Total	77,861,981	76,730,609	77,128,933

Net loss	$(34,014,028)	$(33,155,104)	$(32,682,879)

See Notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' DEFICIT
FOR THE YEARS ENDED JUNE 30,
(Amounts in US dollars)

	2014	2013	2012

Balance, beginning of years	$(43,679,661)	$(20,096,088)	$12,256,668

Contributions from members	4,952,500	9,571,531	330,123

Distribution to member	(22,553)	-	-

Net loss	(34,014,028)	(33,155,104)	(32,682,879)

Balance, end of years	$(72,763,742)	$(43,679,661)	$(20,096,088)

See Notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30,
(Amounts in US dollars)

	2014	2013	2012

Operating activities
Net loss	$(34,014,028)	$(33,155,104)	$(32,682,879)
Adjustments to reconcile net loss to net cash
used in operating activities:
Amortization	3,087,330	2,947,812	2,869,752
Depreciation	4,886,008	4,428,733	3,964,933
Bad debt (recovery) expense	(3,827)	433,551	793,882
Deferred rent	(1,929,668)	(1,972,066)	(1,781,215)
Below market lease amortization	(2,821,032)	(3,287,160)	(4,435,046)
Above market lease amortization	1,544,576	1,548,129	1,548,128
Above market ground lease amortization	(437,809)	(437,808)	(437,809)
Deferred ground rent	28,822,593	29,220,501	33,249,045
Changes in operating assets and liabilities:
Restricted cash	525,764	(2,616,256)	1,792,404
Due from related party	-	4,000	(124,274)
Tenant receivables	(86,094)	(78,989)	(1,079,387)
Prepaid expenses and other assets	(340,620)	(233,930)	(174,826)
Accrued interest payable	(3,019)	(3,332)	623
Accounts payable and accrued expenses	33,811	(569,720)	(46,143)
Due to related parties	208,304	34,445	(10,501)
Consent fee payable	-	-	(1,666,667)
Deferred leasing costs	(1,526,938)	(795,940)	(595,890)
Unearned revenue	310,488	51,876	(39,562)
Net cash (used in) provided by operating activities	(1,744,161)	(4,481,258)	1,144,568

Investing activities
Additions to real estate	(3,700,979)	(4,934,785)	(3,242,980)
Net cash used in investing activities	(3,700,979)	(4,934,785)	(3,242,980)

Financing activities
Note principal payments	(1,912)	(110,817)	(1,129,125)
Contributions receivable from members	-	-	2,977,335
Contributions from members	4,952,500	9,571,531	330,123
Net cash provided by financing activities	4,950,588	9,460,714	2,178,333

Net (decrease) increase in cash and cash equivalents	(494,552)	44,671	79,921

Cash and cash equivalents, beginning of years	1,346,278	1,301,607	1,221,686

Cash and cash equivalents, end of years	$851,726	$1,346,278	$1,301,607

Supplemental disclosure of cash flow information:
Interest paid	$4,792,932	$4,846,607	$4,904,776

Schedule of Noncash Investing Activities
Real estate additions were financed through accounts payable	$568,390	$507,133	$1,580,214

Deferred leasing costs additions were financed through accounts payable	$115,867	$-	$-

Schedule of Noncash Financing Activities
Lobby exhibit acquired in the year ended June 30, 2013, included in real
estate, and transferred to a 49% member of the Company as a distribution.	$22,553	$-	$-

See Notes to Consolidated Financial Statements

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
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
June 30, 2014, 2013 and 2012
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

The Company shall continue perpetually until dissolution, liquidation or termination.

The liability of the members of the Company is limited to the members total contribution, plus any amounts guaranteed by the members.

The Company has adopted a fiscal year end of June 30.

The terms of the Agreement provide for initial capital contributions and percentage interests as follows:

	Percentage of Ownership	Initial Capital Contributions
IRSA International, LLC	49.00	$15,417,925
Marciano Investment Group, LLC	42.00	13,215,365
Lomas Urbanas S.A.	2.27	714,259
Avi Chicouri	3.07	-
Par Holdings, LLC	3.66	-
Total	100.00	$29,347,549

In accordance with the Agreement, the Members may be required to make additional capital contributions which are reasonably related to the operations and/or leasing of the Property and its activities. The Members contributed $4,952,500, $9,571,531, and $330,123 for the years ended June 30, 2014, 2013, and 2012, respectively.

Distributions
Net cash flow shall be distributed from time to time in the reasonable discretion of LM, in accordance with the Agreement. Distributions amounted to $22,553 for the year ended June 30, 2014. There were no distributions for the year ended June 30, 2013 and 2012.

Allocation of Profit and Losses
Profits and losses are allocated in accordance with the ownership percentages of the Members.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The accompanying consolidated financial statements of the Company include the accounts of New Lipstick LLC and its wholly-owned subsidiary Metropolitan.

All significant intercompany accounts and transactions have been eliminated

Basis of Accounting
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
Management is required to use estimates and assumptions in preparing financial statements in conformity with GAAP.  Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.  Accordingly, actual results could differ from those estimates.

Real Estate
Real estate consists of building, building improvements and tenant improvements and is stated at cost. Building and improvements are depreciated over 39 years. Tenant improvements are depreciated over the shorter of the estimated useful life of the asset or the terms of the respective leases.

Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments are capitalized to building improvements and depreciated over their estimated useful lives.

The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the assets. If the carrying value of the assets exceeds such cash flows, the assets are considered impaired. The impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value. No impairment was recorded for the years ended June 30, 2014 and 2013.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less upon acquisition to be cash equivalents.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalent accounts in financial institutions. The Company maintains its cash balances at three financial institutions.  At times, such balances may be in excess of the Federal Deposit Insurance Company (FDIC) insurance limit.  According to the FDIC insurance limit, deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing deposits the Company may hold in the same ownership category, and the combined total insured is up to at least $250,000. As of June 30, 2014 and 2013, these balances at one of the institutions, including tenant security and escrow amounts, were in excess of federally insurable limits by $6,521,774 and $7,387,001, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted Cash
Restricted cash represents amounts held in escrow, as required by the lender, to be used for real estate taxes, insurance and other qualified expenditures, as well as tenant security deposits.

Tenant Receivables
The Company carries its tenant receivables at the amount due pursuant to lease agreements but uncollected at period end, less an allowance for doubtful accounts. The Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs, collections and current conditions.

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

The Company also receives reimbursements from tenants for certain costs as provided for in the lease agreements. These costs include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs in excess of a base year amount. The reimbursements are recognized when the tenants are billed.

Deferred income represents rent collected in advance of being due.

Deferred Ground Rents
Ground rent expense is accounted for on a straight-line basis over the non-cancelable terms of the ground leases. All future minimum increases in the non-cancelable ground rents consist of either 2.5% or 3% annual increases through May 1, 2068. This has resulted in deferred ground rent payable in the amount of $108,312,912 and $79,490,319 as of June 30, 2014 and 2013, respectively (see Note 7).

Lease Intangibles
Leasing costs and commissions incurred in connection with leasing activities are capitalized and amortized on a straight-line basis over the lives of the respective leases. Unamortized deferred leasing costs are charged to amortization expense upon early termination of the lease.

Above and below market leases and above market ground lease values were recorded on the Property's reorganization date based on the present value (using an interest rate which reflected the risk associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and ground lease, and (ii) management's estimate of fair market lease rates for the corresponding in-place leases and ground lease, measured over a period equal to the remaining non-cancelable term of the leases.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Lease Intangibles (continued)
Above market lease values are capitalized as an asset and amortized as a decrease to rental income over the remaining terms of the respective leases. The above market ground lease value is capitalized as a liability and amortized to ground rent expense over the remaining term of the ground lease. Below market lease values are capitalized as a liability and amortized as an increase to rental income over the remaining terms of the respective leases.

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

The value of in-place leases are amortized to expense over the initial term of the respective leases. As of June 30, 2014, the remaining terms were ranging from three months to eleven years.

Income Taxes
No provision for income taxes is necessary in the accompanying financial statements because the Company has elected to be treated as a partnership for federal and state income tax purposes. Income or loss of the Company is includible in the separate income tax returns of the Members. The Company performed a review for uncertainty in income tax positions in accordance with authoritative guidance. As of June 30, 2014, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the financial statements. The Company's tax returns after 2010 are open and subject to examination. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax laws and new authoritative rulings.

Goodwill
Goodwill represents the excess of the cost of the December 30, 2010 acquisition of Metropolitan over the net of the amounts assigned to assets acquired, including identifiable intangible assets, and liabilities assumed. In accordance with GAAP goodwill is not amortized but is subject to annual impairment tests. Annual impairment tests are performed by either comparing a “reporting units” (in the Company’s case, the Company as a whole) estimated fair value to its carrying amount or by doing a qualitative assessment of a reporting units fair value from the last quantitative assessment to determine if there is a potential impairment. The fair value of the Company is an estimate of the amount of which the Company as a whole could be sold in a current transaction between willing parties. Generally, estimates of fair value are based on discounted cash flows.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 2:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (continued)
A qualitative assessment may be done when the results of the previous quantitative test indicated the reporting unit’s estimated fair value was significantly in excess of the carrying value of its net assets and we do not believe there have been significant changes in the reporting unit’s operations that would significantly decrease its estimated fair value or significantly increase its net assets.  Management has selected the end of the Company’s fiscal year as the date on which to either perform its annual impairment tests for goodwill or make the determination as to whether qualitative factors render it unnecessary.  As of June 30, 2014 and 2013, as of the date of the impairment tests, no impairment of goodwill was identified.

Reclassifications
Certain prior year balances have been reclassified to conform to the current year financial statement presentation.

Subsequent Events
The Company has evaluated for potential recognition and disclosure, events subsequent to the date of the balance sheet through October 30, 2014, the date the financial statements were available to be issued.

NOTE 3:	REAL ESTATE

At June 30, real estate consists of the following:

	2014	2013
Building and improvements	$144,879,174	$144,445,293
Tenant improvements	12,638,444	9,332,642
	157,517,618	153,777,935
Less: accumulated depreciation	(15,158,871)	(10,272,864)
Total	$142,358,747	$143,505,071

Depreciation expense amounted to $4,886,008 and $4,428,733, and $3,964,933 for the years ended June 30, 2014, 2013, and 2012, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 4:	LEASE INTANGIBLES

Lease intangibles and value of assumed lease obligations at June 30, 2014, were as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	$27,149,892	$3,142,576	$15,316,749	$45,609,217	$30,470,806	$29,041,332	$59,512,138
Less: accumulated Amortization	(9,520,879)	(645,416)	(5,429,949)	(15,596,244)	(12,700,516)	(1,532,331)	(14,232,847)
Totals	$17,629,013	$2,497,160	$9,886,800	$30,012,973	$17,770,290	$27,509,001	$45,279,291

Lease intangibles and value of assumed lease obligations at June 30, 2013 were as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	$27,338,018	$1,499,771	$15,319,023	$44,156,812	$30,791,733	$29,041,332	$59,833,065
Less: accumulated amortization	(6,947,182)	(319,909)	(3,887,647)	(11,154,738)	(10,200,411)	(1,094,522)	(11,294,933)
Totals	$20,390,836	$1,179,862	$11,431,376	$33,002,074	$20,591,322	$27,946,810	$48,538,132

The aggregate amortization of leases in-place and leasing costs included in amortization expense for the years ended June 30, 2014, 2013, and 2012 were $3,087,330, $2,947,812, and $2,869,752, respectively.

The aggregate amortization of above market ground leases included as a reduction of ground rent expense for the years ended June 30, 2014, 2013, and 2012 were $437,809, $437,808, and $437,809, respectively.

The aggregate amortization of above market leases included as a reduction of base rental income for the years ended June 30, 2014, 2013, and 2012 were $1,544,576, $1,548,129, and $1,548,128, respectively.

The aggregate amortization of below market leases included in base rental income for the years ended June 30, 2014, 2013, and 2012 were $2,821,032, $3,287,160, and $4,435,046, respectively.

The estimated amortization of lease intangibles for each of the five years subsequent to June 30, 2014 and thereafter is as follows:

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 4:	LEASE INTANGIBLES (CONTINUED)

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total

2015	$2,567,911	$407,912	$1,442,682	$4,418,505	$2,475,983	$437,809	$2,913,792
2016	2,541,147	372,170	1,407,364	4,320,681	2,463,176	437,809	2,900,985
2017	2,540,843	313,504	1,407,364	4,261,711	2,459,981	437,809	2,897,790
2018	2,483,557	207,215	1,407,364	4,098,136	2,387,551	437,809	2,825,360
2019	2,464,461	191,675	1,407,364	4,063,500	2,363,408	437,809	2,801,217
Thereafter	5,031,094	1,004,684	2,814,662	8,850,440	5,620,191	25,319,956	30,940,147
Totals	$17,629,013	$2,497,160	$9,886,800	$30,012,973	$17,770,290	$27,509,001	$45,279,291

NOTE 5:	NOTES PAYABLE

On December 30, 2010, Metropolitan’s existing note agreements with Royal Bank of Canada (the “Lender”) were amended and restated. The outstanding balance of the Amended Note was $115,000,000. The Amended Note bears interest at (i) the London InterBank Offered Rate ("LIBOR") plus 400 basis points, or (ii) Prime Rate plus Prime Rate Margin, if converted into a Prime Rate Loan. The Amended Note provides for a maximum interest rate of 5.25% through February 29, 2012 and 6.25% from March 1, 2012 through August 31, 2015 and matures on August 1, 2017. The interest rate was 4.16% at June 30, 2014.  Interest expense amounted to $4,789,913, $4,843,275, and $4,905,399 for the years ended June 30, 2014, 2013, and 2012, respectively.

Pursuant to a cash management agreement with the Lender, all rents collected are required to be deposited in a clearing account and all funds are disbursed in accordance with the Loan agreement, including the funding of all reserve accounts. In addition, after payment of debt service, operating expenses and other expenses, as defined, forty percent (40%) of all the remaining cash flow in the cash management account is applied to the outstanding principal balance of the loan on a monthly basis. As of June 30, 2014 and 2013, the outstanding principal balance of the Amended Note is $113,201,357 and $113,203,269, respectively.

The Amended Note is collateralized by the Property including all related facilities, amenities, fixtures and personal property owned by the borrower.

The Company pledged a first priority security interest in the Company’s membership interest in Metropolitan to the Lender as collateral security for the Amended Note.

NOTE 6:	GROUND LEASES

The Property was erected on a 26,135 square foot parcel of land (the "Site Area") of which 20,635 square feet is subject to a ground lease (the "Ground Lease") and an adjacent lot containing approximately 5,500 square feet ("Lot A") subject to a ground sub-sublease (the "Ground Sub-sublease").

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 6:	GROUND LEASE (CONTINUED)

The Ground Lease matures on the earlier of (i) April 30, 2077, (ii) the date of termination of the Ground Sub-sublease term or (iii) a date if sooner terminated. The Ground Lease provides for monthly ground rent of approximately $925,000 through April 30, 2012, $1,321,000 through April 30, 2013, and provides for annual increases of 2.5% beginning on May 1, 2013 through April 30, 2020.

On May 1, 2020, May 1, 2038 and every ten years thereafter through May 1, 2068, (“Adjustment Years”) ground rent shall be adjusted to be the greater of (a) 1.03 times the base rent payable during the lease year immediately preceding the said Adjustment Year or (b) 7% of the fair market value of the land.

Monthly ground rent shall increase 3% annually for each lease year subsequent to the Adjustment Year. The Ground Sub-sublease is subject to a ground sublease and a prime lease. The ground sublease expires on April 29, 2080 (the "Ground Sublease"), and the prime lease matures on April 30, 2080 (the "Prime Lease"). The Ground Sub-sublease matures on the earlier of (i) April 30, 2077, (ii) the expiration or earlier termination of the Prime Lease or (iii) the expiration or earlier termination date of the Ground Sublease, except for reason of default by the sublandlord as subtenant under the Ground Sublease or the sublandlord as subtenant under the Prime Lease provided that the lessees are not in default under the Ground Sub-sublease or the Ground Sublease.

The Ground Sub-sublease provides for monthly ground rent of $58,000 through April 30, 2010, and approximately $63,000 beginning on May 1, 2010 through April 30, 2020. On May 1, 2020, May 1, 2040 and May 1, 2060, ground rent shall be adjusted to 8% of the fair market value of Lot A, as defined.

For the year ended June 30, 2014, Ground Lease and Ground Sub-sublease expense amounted to $45,136,544 and $759,000, respectively, after giving effect to straight-line rent adjustments of $28,822,593 and $0, respectively. For the year ended June 30, 2013, Ground Lease and Ground Sub-sublease expenses amounted to $45,136,545 and $759,000, respectively, after giving effect to straight-line rent adjustments of $29,220,501 and $0, respectively. For the year ended June 30, 2012, Ground Lease and Ground Sub-sublease expense amounted to $45,136,545 and $759,000, respectively, after giving effect to straight-line rent adjustments of $33,249,045 and $0, respectively.

The Ground Lease also provides the Company with an option to purchase the land (the "Purchase Option"). The Purchase Option is exercisable on April 30, 2020, April 30, 2037 and on the last day of every tenth year thereafter (the "Purchase Date"). The Purchase Price, as defined in the Ground Lease, shall be the amount which together with all ground rent paid by the Company on or before the applicable Purchase Date yields an internal rate of return ("IRR") that equals the Target IRR in respect to the applicable Purchase Date as follows:

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 6:	GROUND LEASE (CONTINUED)

Purchase Date	Target IRR

April 30, 2020	7.47%
April 30, 2037	7.67%
April 30, 2047	7.92%
April 30, 2057	8.17%
April 30, 2067	8.42%
April 30, 2077	8.67%

In the event the Purchase Option is exercised on April 30, 2020, the Company shall pay a purchase price of approximately $521 million which is based upon an agreed land value of $317 million in July 2007, according to a Target IRR of 7.47%. The Ground Lease also provides for an option to demolish the Property ("Demolition Option") during the period beginning on May 1, 2055, and ending on April 30, 2072 (the "Demolition Period"). The Ground Lease lessor has the option to cause the Company to purchase the Property ("Put Option") at a then Put Price, as defined. The Put Option is exercisable during the period subsequent to the Demolition Option and prior to April 30, 2072.

Future minimum annual ground rents due before giving effect to the fair market value adjustments which are not determinable at the present time are as follows for the five years subsequent to June 30, 2014, and thereafter:

	Ground Lease	Ground Sub- Sublease	Total

2015	16,721,791	759,000	17,480,791
2016	17,139,836	759,000	17,898,836
2017	17,568,332	759,000	18,327,332
2018	18,007,540	759,000	18,766,540
2019	18,457,729	759,000	19,216,729
Thereafter	2,856,497,247	632,500	2,857,129,747
Total	2,944,392,475	4,427,500	2,948,819,975

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 7:	TENANT LEASES

The Company leases space in the Property to tenants under long-term noncancelable operating leases.

Future minimum annual base rents due from noncancelable operating leases in each of the five years subsequent to June 30, 2014 and thereafter are as follows:

2015	$36,479,442
2016	36,557,760
2017	36,550,696
2018	34,129,619
2019	33,103,772
Thereafter	77,136,615
Total	$253,957,904

For the year ended June 30, 2014, 2013, and 2012, approximately 75%, 77%, and 79%, respectively, of the Company's base rent before amortization of above and below market bases was from one law firm tenant. For the year ended June 30, 2014, the approximate rental revenue from the one law firm tenant amounted to $27,200,000 of which $0 amounts remain outstanding. For the year ended June 30, 2013, the approximate rental revenue from the one law firm tenant amounted to $26,900,000 of which $0 amounts remained outstanding. For the year ended June 30, 2012, the approximate rental revenue from the one law firm tenant amounted to $26,800,000 of which $0 amounts remained outstanding. Law firms accounted for approximately 83%, 82%, and 83% of the Property’s total base rent for the years ended June 30, 2014, 2013, and 2012, respectively.

At June 30, 2014, 2013, and 2012, the Property was approximately 89%, 86%, and 86% leased, respectively.

NOTE 8:	RELATED PARTY TRANSACTIONS

On April 20, 2011, Lipstick Management LLC (“LM”), an affiliate of the Company, entered into an agreement with the Company’s lender which provides that the Company would be directly responsible for certain fees that are payable to Herald Square Properties LLC (“HSP”). HSP is a 49% owner in LM. LM and the Company are affiliated by common ownership. These fees are based on a consulting agreement between LM and HSP which provides a monthly fee of $12,000. As of January 1, 2013, the Company renewed the contract with HSP which provides a monthly fee of $22,000. The parties have the right to terminate this agreement at any time upon thirty (30) days written notice served to the other party. The total management consulting fee for the year ended June 30, 2014, 2013, and 2012, included in management fees in the accompanying statement of operations, amounted to $264,000, $204,000, and $144,000, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 8:	RELATED PARTY TRANSACTIONS (CONTINUED)

On May 3, 2011, the Company entered into an asset management agreement with LM. The Company is charged an asset management fee of 1% of their consolidated gross revenues. Asset management fees incurred to LM amounted to $409,084 for the year ended June 30, 2014, $398,898 for the year ended June 30, 2013, and $385,123 for the year ended June 30, 2012, of which $272,763, $63,826, and $32,064 were unpaid at June 30, 2014, 2013, and 2012, respectively, and is included in due to related party in the accompanying balance sheet. Asset management fees are included in management fees in the accompanying statement of operations.

Effective August 1, 2011, LM leased office space from the Company. The term of the agreement is for five years expiring July 31, 2016. The total amount of rental income earned for the years ended June 30, 2014, 2013, and 2012 amounted to $203,916 for all three years.

Balances with related companies are as follows:

	2014	2013
Due from related party:
Lipstick Management LLC	$120,274	$120,274

The above amount represents expenses paid by the Company on behalf of LM, which will be reimbursed by LM.

	2014	2013
Due to related party:
IRSA International, LLC	$(39,979)	$(39,979)
Lipstick Management LLC	(272,763)	(63,826)
IRSA Inversiones y Representaciones
Sociedad Anonima	(240,874)	(241,507)
	$(553,616)	$(345,312)

The above amounts for IRSA International, LLC and IRSA Inversiones y Representaciones Sociedad Anonima represent expenses paid by these related companies on behalf of the Company, which will be reimbursed by the Company.

NOTE 9:	PROPERTY MANAGEMENT

On December 30, 2010, a property management agreement was entered into with a third party. The term of the property management agreement will continue on a month-to-month basis. The Company is charged a monthly property management fee of approximately $22,917. The total property management fee for the years ended June 30, 2014, 2013, and 2012, included in management fees in the accompanying statement of operations, amounted to $275,000 of which $0 is unpaid as of June 30, 2014 and 2013, and $22,917 was unpaid as of June 30, 2012.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2014, 2013 and 2012
(Amounts in US dollars)

NOTE 10:	LITIGATION

The Company is party to certain legal proceedings arising out of the normal conduct of business. While the ultimate results of those proceedings against the Company cannot be predicted with certainty, management believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

NOTE 11:	NEW YORK STATE TAX AUDIT

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