Form 20-F
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2015-11-17
CIK 933267

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

                                                          REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2015

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
Date of event requiring this shell company report

From the transition period from _____ to

Comission file number 001-13542

                                                              IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(country of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

Matías Gaivironsky
Chief Financial Officer
Tel +(5411) 4323-7449 finanzas@irsa.com.ar
Moreno 877 24th Floor
(C1091AAQ)
Buenos Aires, Argentina
(Name, Telephone, E-mail and/or address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act

Title of each class	Name of each exchange on which registered
Global Depositary Shares, each representing ten shares of Common Stock	New York Stock Exchange
Common Stock, par value one Peso per share	New York Stock Exchange*

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

*Not for trading, but only in connection with the registration of Global Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registeres or to be registered pursuant to Section 12 (g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None

The number of outstanding shares of the issuers common stock as of June 30, 2015 was 578,676,460.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act :    o Yes    xNo

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    xYes    oNo

If the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    xYes    oNo

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securitiesand Exchange Act of 1934 during the preceding 12 months (or of such shorter period that the registrant was

required to file such reports), and (2) has been subjetc to such filing requirements for the past 90 days:    xYes    oNo

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of the Regulation S-T (232.405 of this

chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).    o Yes    xNo

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer o    Accelerated filer x    Non-accelerated filer o

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP o     International Financial Reporting Standards as issued by the International Accounting statements included in this filing: x     Other o

If other has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.      Item 17 o    Item 18 o

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).      Yesx      Noo

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.

This annual report includes forward-looking statements, principally under the captions “Summary,” “Item 3 (d). Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information of the Company”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

 •

 changes in general economic, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets;

 •

 changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

 •

 inflation;

 •

 fluctuations in interest rates;

 •

 current and future government regulation (including amendments to the Argentine Civil Code);

 •

 adverse legal or regulatory disputes or proceedings;

 •

 fluctuations and declines in the value of Argentine public debt;

 •

 government intervention in the private sector, including through nationalization, expropriation, labor regulation or other actions;

 •

 restrictions on transfer of foreign currencies;

 •

 competition in the shopping center sector, office or other commercial properties and related industries;

 •

 potential loss of significant tenants at our shopping centers;

 •

 our ability to timely transact in the Argentine real estate market;

 •

 our ability to meet our debt obligations;

 •

 shifts in consumer purchasing habits and trends;

 •

 technological changes and our potential inability to implement new technologies;

 •

 deterioration in regional and national business and economic conditions in Argentina;

 •

 fluctuations and declines in the exchange rate of the Peso;

 •

 risks related to our investment in Israel; and

 •

 the risk factors discussed under “Risk Factors” beginning on page 4.

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

This annual report contains our Audited Consolidated Financial Statements as of June 30, 2015 and 2014 for our fiscal years ended June 30, 2015,2014 and 2013 (our “Audited Consolidated Financial Statements”). Our Audited Consolidated Financial Statements included elsewhere herein have been audited by Price Waterhouse & Co S.R.L. City of Buenos Aires, Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accountants’ firm whose  report  is included herein.

Pursuant to Resolution N° 562/09 issued by the Comisión Nacional de Valores (“CNV”), as subsequently amended by Resolution N° 576/10, and further amended and restated by Resolution N° 622/13 (the “CNV Rules”), all listed companies in Argentina with certain exceptions (i.e. financial institutions and insurance entities) were required to present their consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Therefore, in 2013 we prepared for the first time our Consolidated Financial Statements under IFRS for the first time for our financial year ended June 30, 2013, which included comparative financial information for the year ended June 30, 2012. All IFRS issued by the IASB effective at the time of preparing the Audited Consolidated Financial Statements have been applied. The opening IFRS statement of financial position was prepared as of our transition date of July 1, 2011.

Market Data

Market data used throughout this annual report was derived from reports prepared by unaffiliated third-party sources. Such reports generally state that the information contained therein has been obtained from sources believed by such sources to be reliable.

 Certain amounts which appear in this annual report (including percentage amounts) may not sum due to rounding.

In this annual report where we refer to “Peso”, “Pesos”, “ARS” or “Ps.” we mean Argentine Pesos, the lawful currency in Argentina; when we refer to “U.S. Dollars,” or “U.S.$” we mean United States Dollars, the lawful currency of the United States of America,  when we refer to “NIS”, we mean New Israel Shekels, the lawful currency of Israel; and when we refer to “Central Bank” we mean the Central Bank.

Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. Dollars at the offer exchange rate quoted by Banco de la Nación Argentina for June 30, 2015, which was Ps. 9.088 = U.S.$1.00. We make no representation that the Peso or U.S. Dollar amounts actually represent or could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all.

PART I

 ITEM 1.

 Identity of Directors, Senior Management and Advisers

This item is not applicable.

 ITEM 2.

 Offer Statistics and Expected Timetable

This item is not applicable.

 ITEM 3.

 Key Information

A. Selected Consolidated Financial Data

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with our Audited Consolidated Financial Statements included under Item 8. Financial Information and the discussion in Item 5. Operating and Financial Review and Prospects. The selected Consolidated Statement of Comprehensive Income data for the years ended June 30, 2015, 2014, 2013 and 2012, and the selected consolidated balance sheet data as of June 30, 2015 and 2014 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., City of Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm. The selected consolidated statements of income and comprehensive data for the year ended June 30, 2012 and the selected consolidated statements of financial position data as of June 30, 2013, 2012 and July 1, 2011 have been derived from our Audited Consolidated Financial Statements as of June, 30, 2013 which have been audited by Price Waterhouse & Co S.R.L. and are not included herein.

Summary Consolidated Financial and Other Information for IRSA

 For the fiscal year ended June 30,

 2015

 2015

 2014

 2013

 2012

 (in thousands of

 US$) (ii)

 (in thousands of Ps., except

  ratios and per common share data) (i)

 Consolidated Statements of income

 Income from sales, rents and services

276,785

2,515,421

2,108,874

1,592,890

1,297,183

 Income from common maintenance expenses collected and collective promotion fund (“FPC”)

97,624

887,208

736,302

594,290

493,133

 Costs

(166,216
)

(1,510,574
)

(1,354,493
)

(1,087,611
)

(858,658
)

  Gross profit

208,193

1,892,055

1,490,683

1,099,569

931,658

 Gain from disposal of investment properties

127,946

1,162,770

235,507

183,767

116,689

 General and administrative expenses

(41,206
)

(374,481
)

(296,928
)

(194,841
)

(174,347
)

 Selling expenses

(21,289
)

(193,470
)

(146,236
)

(106,125
)

(84,773
)

 Other operating results, net

3,135

28,488

(45,870
)

93,268

(32,446
)

  Profit from operations

276,779

2,515,362

1,237,156

1,075,638

756,781

 Share of (loss) /profit of associates and joint ventures

(112,551
)

(1,022,861
)

(413,771
)

(7,391
)

11,660

 Profit before financial results and income tax

164,228

1,492,501

823,385

1,068,247

768,441

 Finance income

15,087

137,114

131,509

119,525

105,100

 Finance cost

(121,828)

(1,107,173
)

(1,726,875
)

(772,412
)

(528,010
)

 Other financial results

3,949

35,893

(123,903
)

14,695

(3,917
)

 Financial results, net

(102,792
)

(934,166
)

(1,719,269
)

(638,192
)

(426,827
)

 Profit/ (loss) before income tax

61,436

558,335

(895,884
)

430,055

341,614

  Income tax expense

(53,726
)

(488,266
)

64,267

(132,847
)

(116,938
)

 Total profit/ (loss) for the year

7,710

70,069

(831,617
)

297,208

224,676

 Attributable to:

 Equity holders of the parent

(4,533
)

(41,193
)

(786,487
)

238,737

203,891

 Non-controlling interest

12,243

111,262

(45,130
)

58,471

20,785

 Profit per common share attributable to equity holders of the parent:

 Basic

(0.01
)

(0.07
)

(1.37
)

0.41

0.35

 Diluted

(0.01
)

(0.07
)

(1.37
)

0.41

0.35

 Consolidated Statements of Comprehensive Income

 Profit/ (loss) for the year

7,710

70,069

(831,617
)

297,208

224,676

 Other comprehensive income:

 Items that may be reclassified subsequently to profit or loss:

 Currency translation adjustment

(11,894
)

(108,097
)

442,844

56,799

14,682

 Other comprehensive income for the year

(11,894
)

(108,097
)

442,844

56,799

14,682

 Total other comprehensive  income for the year

(4,184
)

(38,028
)

(388,773
)

354,007

239,358

 Attributable to:

 Equity holders of the parent

(18,206
)

(165,457
)

(438,332
)

287,926

218,393

 Non-controlling interest

14,022

127,429

49,559

66,081

20,965

 CASH FLOW DATA

 Net cash generated from operating activities

91,757

833,888

1,021,979

863,373

691,882

 Net cash used in investing activities

28,756

261,333

(917,120
)

(45,892
)

(246,776
)

 Net cash used in financing activities

(152,914
)

(1,389,685
)

(596,767
)

(306,268
)

(492,857
)

 For the fiscal year ended

 As of

 June 30,

 July 1,

 2015

 2015

 2014

 2013

 2012

 2011

 (in thousands of

 US$)(ii)

 (in thousands of Ps. except ratios) (i)

 Consolidated Statements of Financial Position

 ASSETS

 Non-current assets

 Investment properties

384,031

3,490,077

3,269,595

3,983,266

3,265,962

3,330,817

 Property, plant and equipment

26,753

243,134

220,013

212,673

228,033

235,245

 Trading properties

14,096

128,104

130,657

94,464

83,148

71,915

 Intangible assets

14,019

127,409

124,085

172,878

122,614

125,125

 Investment in associates and joint ventures

280,694

2,550,946

2,260,805

1,423,936

1,445,815

1,373,215

 Deferred income tax assets

5,811

52,810

368,641

85,236

34,255

17,903

 Income tax and Minimum Presumed Income Tax credit

11,941

108,522

110,185

130,086

103,263

78,387

 Restricted assets

-

-

-

10,881

-

-

 Trade and other receivables

12,670

115,141

92,388

85,126

93,109

86,622

 Investments in financial assets

77,300

702,503

274,716

267,455

655,660

432,676

 Derivative financial instruments

22,712

206,407

-

21,208

18,434

60,442

 Total non-current assets

850,028

7,725,053

6,851,085

6,487,209

6,050,293

5,812,347

 Current Assets

 Trading properties

363

3,300

4,596

11,689

9,714

26,115

 Inventories

2,506

22,770

16,963

16,321

15,659

6,820

 Restricted assets

1,037

9,424

-

1,022

-

-

 Income tax credit

2,092

19,009

15,866

-

-

-

 Assets held for sale

-

-

1,357,866

-

-

-

 Trade and other receivables

126,548

1,150,070

706,846

769,333

475,877

419,995

 Investments in financial assets

32,505

295,409

234,107

244,053

78,909

65,076

 Derivative financial instruments

3,208

29,158

12,870

-

-

-

 Cash and cash equivalents

41,283

375,180

609,907

796,902

259,169

301,559

 Total Current Assets

209,542

1,904,320

2,959,021

1,839,320

839,328

819,565

 TOTAL ASSETS

1,059,570

9,629,373

9,810,106

8,326,529

6,889,621

6,631,912

 SHAREHOLDERS´ EQUITY

 Share capital

63,210

574,451

573,771

578,676

578,676

578,676

 Treasury stock

465

4,225

4,905

-

-

-

 Inflation adjustment of share capital and treasury stock

13,571

123,329

123,329

123,329

274,387

274,387

 Share premium

87,271

793,123

793,123

793,123

793,123

793,123

 Additional paid-in capital from treasury stock

796

7,233

-

-

-

-

 Cost of treasury stock

(3,711
)

(33,729
)

(37,906
)

-

-

-

 Changes in non-controlling interest

(623
)

(5,659
)

(21,808
)

(20,782
)

(15,714
)

-

 Cumulative translation adjustment

30,223

274,667

398,931

50,776

14,502

-

 Reserve for share-based compensation

7,023

63,824

53,235

8,258

2,595

-

 Legal reserve

12,857

116,840

116,840

85,140

71,136

57,031

 Reserve for new developments

-

-

413,206

492,441

419,783

391,262

 Special reserve

421

3,824

375,487

395,249

-

-

 Retained earnings

(4,447
)

(40,414
)

(784,869
)

239,328

510,853

656,525

 Equity attributable to equity holders of the parent

207,055

1,881,714

2,008,244

2,745,538

2,649,341

2,751,004

 Non-controlling interest

41,444

376,644

548,352

385,151

390,428

331,609

 TOTAL SHAREHOLDERS´ EQUITY

248,499

2,258,358

2,556,596

3,130,689

3,039,769

3,082,613

 LIABILITIES

 Non-current liabilities

 Trade and other payables

28,018

254,628

202,652

211,118

166,656

149,355

 Borrowings

411,095

3,736,028

3,756,003

2,922,642

2,048,397

1,725,272

 Derivative financial instruments

29,165

265,056

320,847

-

-

-

 Deferred income tax liabilities

5,660

51,440

345,607

395,936

411,232

485,032

 Payroll and social security liabilities

244

2,220

3,749

3,160

-

-

 Provisions

41,166

374,121

205,228

57,737

17,823

12,881

 Total non-current liabilities

515,349

4,683,493

4,834,086

3,590,593

2,644,108

2,372,540

 Current liabilities

 Trade and other payables

98,591

895,996

678,725

677,010

492,243

402,751

 Income tax and Minimum Presumed Income Tax liabilities

14,897

135,380

64,677

90,916

113,552

69,226

 Liabilities held for sale

-

-

806,612

-

-

-

 Salaries and social security liabilities

13,491

122,606

99,276

49,010

39,607

34,089

 Derivative financial instruments

26,968

245,088

14,225

1,732

-

-

 Borrowings

136,107

1,236,940

737,477

772,529

557,896

667,587

 Provisions

5,668

51,512

18,432

14,050

2,446

3,106

 Total current liabilities

295,722

2,687,522

2,419,424

1,605,247

1,205,744

1,176,759

 TOTAL LIABILITIES

811,071

7,371,015

7,253,510

5,195,840

3,849,852

3,549,299

 TOTAL SHAREHOLDERS EQUITY AND LIABILITIES

1,059,570

9,629,373

9.810.106

8.326.529

6.889.621

6.631.912

 2015

 2015

 2014

 2013

 2012

 OTHER FINANCIAL DATA

 (in thousands of US$) (ii)

 (in thousands of Ps., except ratios, per common

 share and per GDS data) (i)

 Basic net income per common share

(0.01
)

(0.07
)

(1.37
)

0.41

0.35

 Diluted net income/(loss) per common share

(0.01
)

(0.07
)

(1.37
)

0.41

0.35

 Basic net income/(loss) per GDS

(0.08
)

(0.72
)

(13.70
)

4.10

3.50

 Diluted net income per GDS

(0.08
)

(0.71
)

(13.70
)

4.10

3.50

 Diluted weighted – average number of common shares

573,779,206

573,779,206

575,932,689

578,676,460

578,676,460

 Depreciation and amortization

19,287

175,281

225,819

220,021

168,877

 Capital expenditures

58,573

532,308

318,375

920,874

133,877

 Working capital

(86,180
)

(783,202
)

539,597

234,073

(366,416
)

 Ratio of current assets to current liabilities

0.71

0.71

1.22

1.15

0.70

 Ratio of shareholders’ equity to total liabilities

0.31

0.31

0.35

0.60

0.79

 Ratio of non current assets to total assets

0.80

0.80

0.70

0.78

0.88

 Dividend paid

(7,614.44
)

(69,200
)

(113,251
)

(239,652
)

(262,724
)

 Dividends per common share

(0.01
)

(0.12
)

(0.20
)

(0.41
)

(0.45
)

 Dividends per GDS

(0.13
)

(1.20
)

(1.97
)

(4.14
)

(4.54
)

 Number of common shares outstanding

574,450,945

574,450,945

573,771,763

578,676,460

578,676,460

 Capital Stock

63,210

574,451

573,771

578,676

578,676

(i) In thousands of Pesos, except ratios. Totals may not sum due to rounding.

(ii) Solely for the convenience of the reader we have translated Peso amounts into U.S. Dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of June 30, 2015, which was Ps. 9.088 per US$ 1.0. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Totals may not sum due to rounding.

Exchange Rates

In addition to the above measures, on February 8, 2002, the Central Bank issued strong restrictions which required the prior authorization of the Central Bank with respect to transfers of funds abroad for the purpose of servicing principal and/or interest payments on foreign indebtedness.

Since October 2011, the Argentine government has expanded the restrictions on access to the foreign exchange market and transfers of foreign currency abroad. Through a combination of foreign exchange and tax regulations, the Argentine authorities have significantly curtailed access to foreign exchange by individuals and private sector entities. Current foreign exchange regulations include, among others, the obligation to obtain prior approval by the Central Bank of certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina (pursuant to section 3.4 of Central Bank Communication “A” 5264, issued January 3, 2012, as amended and supplemented), the ability of individuals to purchase foreign currency, subject to the limits set forth by the Argentine tax authority, restrictions for legal entities to purchase foreign currency to create or increase portfolio investments outside of Argentina, and limits to the net position in foreign exchange holdings of financial institutions (pursuant to Central Bank Communication “A” 5611, issued on August 4, 2014).

The following table shows the maximum, minimum, average and closing exchange rates for each period applicable to purchases of U.S. Dollars.

 Maximum(1)(2)

 Minimum(1)(3)

 Average(1)(4)

 At closing(1)

 Fiscal year ended June 30, 2011

4.0900

3.9110

3.9810

4.0900

 Fiscal year ended June 30, 2012

4.5070

4.0900

4.2808

4.5070

 Fiscal year ended June 30, 2013

5.3680

4.5050

4.8914

5.3680

 Fiscal year ended June 30, 2014

8.0830

5.3700

6.7657

8.0830

 Fiscal year ended June 30, 2015

9.0380

8.0850

8.5599

9.0380

 July 2015

9.1400

9.0430

9.0934

9.1400

 August 2015

9.2460

9.1450

9.1939

9.2460

 September 2015

9.3720

9.2540

9.3167

9.3720

 October 2015

9.4960

9.3800

9.4407

9.4960

 November 2015 (through November 12, 2015)

 9.5650

 9.5050

 9.5337

 9.5650

Source: Central Bank

(1) Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina “foreign currency exchange rate”.

(2) The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.

(3) The minimum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.

(4) Average exchange rates at the end of the month.

Increases in Argentine inflation or devaluation and depreciation of the Peso could have a material adverse effect on our results.

B. Capitalization and Indebtedness

This item is not applicable.

C. Reasons for the Offer and Use of Proceeds

This item is not applicable.

D. Risk Factors

You should carefully consider the risks described below, in addition to the other information contained in this annual report, before making an investment decision. We also may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may adversely affect our business. In general, you take more risk when you invest in the securities of issuers in emerging markets such as Argentina than when you invest in the securities of issuers in the United States. You should understand that an investment in our common shares and Global Depositary Shares “GDS” involves a high degree of risk, including the possibility of loss of your entire investment.

 Risks Relating to Argentina

We depend on macroeconomic and political conditions in Argentina.

We are exposed to economic conditions in Argentina, considering that as of the date of this annual report, substantially all of our assets were located in Argentina and all of our activities are conducted in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation.

During 2001 and 2002, Argentina experienced a period of severe political, economic and social crisis, which caused a significant economic contraction and led to radical changes in government policies. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected the utility companies and many other sectors of the economy, and suffering a significant devaluation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. Although the economy has largely recovered from the crisis, during 2014, the Argentine economy has shown signs of slowdown due to the increase in the applicable exchange rates and decreases in commodity prices. The Argentine economy is suffering high inflation and has an increasing need of capital investment, with many sectors, particularly the energy sector, operating near full capacity.

An economic slowdown suggests uncertainty as to whether the economic growth experienced in the past decade may be sustainable. This is mainly because economic growth was initially dependent on a significant devaluation of the Argentine Peso, excess production capacity resulting from a long period of deep recession and high commodity prices. Furthermore, the economy has suffered a sustained erosion of direct investment and capital investment. After the 2001 economic crisis, Argentina recovered with significant increases in gross domestic product (“GDP”) at an average of 8.5% on annual basis between 2003 and 2008. As a result of the 2008 global financial crisis, Argentina GDP’s growth rate decreased to 0.9% in 2009, though growth rebounded to 9.2% in 2010 and 8.9% in 2011. During 2012, the Argentine economy experienced a slowdown, with GDP increasing at a rate of 1.9%. In March 2014, the Argentine government announced a new method of calculating GDP as requested by the International Monetary Fund (“IMF”) (using 2004 as the base year instead of 1993, which was the base reference year used in the prior method of GDP calculation). Following changes in the methodology used in calculating GDP, the National Institute of Statistics (“Instituto Nacional de Estadisticas y Censos” or the “INDEC”) reported that Argentina’s GDP’s growth rate for 2013 was 3% and 0.5% for 2014. This decrease was principally due to the deceleration of the global economy and macroeconomic conditions in Argentina during 2014. As of July 31, 2015, the Monthly Economic Activity Estimator (Estimador Mensual de Actividad Económica, or the “EMAE”) increased 2.7%, relative to the same period in the prior year, according to data published by the INDEC. Argentina’s relative stability since 2002 has been affected by increased social and political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

Continuing inflation may have an adverse effect on the economy.

According to the INDEC, the consumer price index increased 23.9%, 10.9% and 10.8% in 2014, 2013 and 2012, respectively, and for the six months ended June 30, 2015, increased 15.0% relative to the same period the prior year. Uncertainty surrounding future inflation rates has slowed any potential recovery in the long-term credit market. Private estimates, on average, refer to annual rates of inflation substantially in excess of those published by the INDEC.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to foster conditions that would permit stable growth. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operation. In particular, the margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation in Argentina, as well as other factors. While certain of our tenant leases include provisions that allow us to agree with our tenants to periodical increases of the lease prices, there can be no assurance that these provisions will adequately protected us against rapid inflation.

High inflation would also adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of the Peso devaluation on the export-oriented sectors of the Argentine economy will decrease the level of economic activity in the country. In turn, 5% of the Argentine debt is adjusted by the Reference Stabilization Coefficient (“Coeficiente de Estabilización de Referencia or the “CER”, as per its acronym in Spanish), a currency index that is strongly tied to inflation. Therefore, any significant increase in inflation would cause an increase in Argentina’s debt and, consequently, the country’s financial obligations.

The government has taken certain measures in order to control inflation, such as implementing a fair price program, by virtue of which supermarkets have to offer certain products at a government-determined price, and sectorial agreements in order to implement salary increases. Additionally, the Argentine government has recently enacted Law N° 26,991 (the “Supply Law”), which amends Law N° 20,680, and enables the federal government to intervene in certain markets when it considers that any party to such market is trying to impose prices, or supply restrictions over such market. The Supply Law provides among others pecuniary sanctions, suspension, seizure of operations, and confiscation of goods.

If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our business could be adversely affected.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC modified its methodology used to calculate the consumer price index, which was calculated as the monthly average of a weighted basket of consumer goods and services that reflects the pattern of consumption of Argentine households. At the time that the INDEC adopted this change in methodology the Argentine government also replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. In addition, the  International Monetary Fund (“IMF”) requested to clarify its inflation rates several times.

On November 23, 2010, the Argentine government began consulting with the IMF for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC in order to create such an index. Notwithstanding such efforts, reports published by the IMF stated that its staff also used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, and such measures have shown inflation rates that are considerably higher than those issued by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt measures to improve the quality of used data by the INDEC. In a meeting held on February 1, 2013, the Executive Board of the IMF emphasized that the progress in implementing remedial measures since September 2012 has not been sufficient. As a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

In order to address the quality of official data, a new consumer price index denominated Urban National Consumer’s Price Index (“Indice de Precios al Consumidor Nacional urbano” or the “IPCNu”), was enacted on February 13, 2014. For the year ended December 31, 2014 the IPCNu was 23.9%. The IPCNu represents the first national indicator to measure changes in prices of household goods for final consumption. While the previous price index only measured inflation in the Greater Buenos Aires, the IPCNu is calculated by measuring prices of goods across the entire urban population of the 23 provinces of Argentina and the City of Buenos Aires. The IMF declared that it was going to review later in 2014 Argentina’s reports on progress in revising its inflation and gross domestic product statistics. However, as of the date of this annual report, it is still being reviewed by the IMF. In addition, in February 2014, the INDEC released a new GDP index for 2013, equal to 3.0%, which differs from the GDP index originally released by the INDEC for the same period which was 5.5%. In December 15, 2014, the IMF recognized the progress of Argentine authorities to remedy the inaccurate provision of data, but has delayed the definitive evaluation of the new index. If the IMF finds that the methodology of INDEC for calculating a new national consumer price index or GDP is inaccurate, or concludes that its methodology should be adjusted, that could result in financial and economic hazards for Argentina, including lack of financing from such organization. If these measures are adopted, the Argentine economy could suffer adverse effects, either by limiting access to international financial markets or increasing the financing cost associated therewith, which in turn wouldadversely affect our financial condition and results of operations.

Notwithstanding these measures to address appropriate inflation statistics, there are private reports implying significantly higher inflation rates than the official reports of the INDEC. Despite the changes adopted by the INDEC to the measurement procedure with the IPCNu, there are still some differences between the figures resulting from this indicator and those recorded by private consultants, the Argentine Congress and the provincial statistic agencies. If it is determined that it is necessary to unfavorably adjust the consumer price index and other INDEC indices, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a material adverse effect on us.

Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and public policies and foster economic growth.

Argentina’s 2001 default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited and may continue to limit Argentina’s ability to access international capital markets. In 2005, Argentina completed the restructuring of a substantial portion of its indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of the defaulted bonds that were not swapped in the 2005 restructuring. As a result of the 2005 and 2010 debt swaps, Argentina has restructured approximately 92.4% of its defaulted debt that was eligible for restructuring. Holdout creditors that declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan. Additionally, on May 29, 2014, the Argentine government and representatives of the Paris Club creditors reached an agreement to clear Argentina’s debt due to the Paris Club creditors, in arrears, in the total amount of US$9.7 billion as of April 30, 2014.

In related cases brought before the U.S. District Court for the Southern District of New York (the “District Court”), the plaintiffs argued that allowing Argentina to make payments under the new bonds issued pursuant to the debt swaps while it remained in default on its pre-2002 bonds violates the pari passu clause in the original bonds and entitles the plaintiffs to injunctive relief barring Argentina from making payments on the new bonds without making comparable payments on the original bonds. In late October 2012, the U.S. Court of Appeals for the Second Circuit in New York affirmed the District Court’s ruling that the pari passu clause in the pre-2002 bonds prevents Argentina from making payments unless it makes ratable payments to the holdout creditors at the same time. On November 21, 2012, the District Court specified that ratable payments to the holdout creditors would be the full amount owed on the bonds (including interest) and ordered Argentina to pay approximately US$1.3 billion plus interest owed to the holdout creditors’ party to such proceedings.

On appeal, the U.S. Court of Appeals for the Second Circuit ordered Argentina to submit a payment plan proposal for the holdout creditors, which Argentina did on March 29, 2013. On August 23, 2013, the U.S. Court of Appeals for the Second Circuit rejected Argentina’s payment proposal and affirmed the District Court’s November 21, 2012 injunctions (the “Injunction”). However, in the same ruling, the U.S. Court of Appeals for the Second Circuit stayed the enforcement of the injunctions pending the resolution by the U.S. Supreme Court of any timely petition for a writ of certiorari. In this regard, Argentina filed a petition for a writ of certiorari on June 24, 2013, which was denied as premature. Later, on February 18, 2014, Argentina and certain holders of the new bonds timely filed petitions for a writ of certiorari. On June 16, 2014, the U.S. Supreme Court denied Argentina’s petition for a writ of certiorari in connection therewith and, subsequently, on June 18, 2014, the U.S. Court of Appeals for the Second Circuit lifted its stay on the District Court’s Injunction. Separately, on June 16, 2014, the U.S. Supreme Court affirmed a District Court ruling to compel discovery from certain financial institutions concerning, among other things, Argentina’s assets.

On June 23, 2014, the District Court appointed a special master to mediate settlement negotiations between Argentina and the litigating bondholders. On June 26, 2014, the District Court denied Argentina’s request for a further stay of the Injunction. In addition, on or about June 27, 2014, Argentina transferred to The Bank of New York Mellon, in its capacity as trustee, amounts due June 30, 2014 in respect of certain of its restructured bonds. The District Court, however, prohibited such payment and ordered Argentina and the holders of its non-restructured bonds to agree on a payment schedule. Following negotiations between Argentina and the litigating bondholders, Argentina and such bondholders failed to reach an agreement in respect of its defaulted debt. By July 30, 2014, the end of the grace period provided under Argentina’s relevant restructured bonds for the payment of debt service thereunder, Argentina and the holdout creditors had not arrived on an agreement and The Bank of New York Mellon complied with the order of the District Court to not deliver the funds previously deposited by Argentina for payment to the holders of the restructured bonds under foreign law. While Argentina asserted that it complied with its obligation to the holders of the restructured bonds by making such deposit, and that the indenture trustee had the obligation to deliver such payment, on such date Standard & Poor’s Rating Services downgraded Argentina’s foreign currency credit rating to “selective default”, or “SD”, while on July 31, 2014, Fitch Ratings Inc. downgraded Argentina’s foreign currency issuer default rating to “restricted default”, or “RD”.

On September 11, 2014, the Argentine Congress enacted Law N° 26,984, with the purpose of implementing legal mechanisms to allow restructured bondholders to collect payments under such bonds. Law N° 26,984 established a new account in the name of Nación Fideicomisos S.A. with the Central Bank in order to make payments to restructured bondholders. Furthermore, Law N° 26,984 set forth that the executive branch could implement an exchange of restructured bonds for Argentine law-governed bonds and for French law-governed bonds. As of the date of this annual report, no such mechanism has been implemented by the Argentine government. Separately, during August 2014 the Central Bank revoked The Bank of New York Mellon’s authorization to operate in Argentina. In connection with these and other actions taken by the Argentine government, the District Court held Argentina in contempt on September 29, 2014.

The District Court authorized limited exceptions to the Injunction allowing certain custodians of Argentine law-governed bonds to process payments in August 2014, September 2014 and December 2014. Payments on the remaining restructured bonds have not been processed as a consequence of the Injunction and various restructured bondholders have been seeking the release of such payments in court. As of the date of this annual report, the District Court has not authorized any other such releases or payments.

On January 2, 2015, Argentina deposited, for the benefit of the restructured bondholders, approximately US$1,000 million corresponding to the payment dated December 31, 2014. In addition, the Argentine government deposited US$539 million in Nación Fideicomisos S.A. to service interest of certain restructured bonds under foreign legislation and another amount reserved for payment to the holdouts, frozen as of the date of this annual report, as ordered by the District Court, in the accounts of Bank of New York in the Central Bank. At the date of this annual report, the consequences of the passage of the new sovereign payments law or the development and the effects of the NML Capital case could have on our business and operations are not clear.

The Argentine government successfully appealed such decision, and on August 10, 2015, the U.S. Court of Appeals for the Second Circuit stated that the District Court had improperly expanded a class of bondholders who were seeking repayment following the 2002 default; stating that the District Court must return to a narrower definition of class, limited to those who have continuously held the eight series of bonds in question, and to hold a hearing to determine the proper amount of damages.

In addition, the District Court stated in another ruling that he considers all Argentine government assets in the United States, except for diplomatic and military, as commercial assets which NML Capital could try to seize. This decision have allowed the funds to request for the attachment of these assets, which have fallen specially on the Central Bank, Banco de la Nación Argentina, bank accounts of certain embassies, the Aquarius SAC-D satellite and the Frigate Libertad , among other assets. Meanwhile, Argentina’s lawyers and officials believe and argue that there are only diplomatic assets protected by sovereign immunity. In this context, the District Court ordered Argentina to provide information about assets in the United States within ten days and said that if the country holds assets which have no diplomatic or military purposes; they can be attached, being considered “commercial use”.

On August 31, 2015 the Argentine government won an appeals court ruling. Such ruling denied a motion to dismiss for lack of subject matter jurisdiction filed by the Central Bank, stating that the District Court erred in: (1) imputing the Argentine government’s waiver of sovereign immunity to the Central Bank based on an alter‐ego theory; and (2) applying the commercial‐activity exception to Central Bank’s use of its account with the Federal Reserve Bank of New York. Accordingly, the U.S. Court of Appeals for the Second Circuit reversed the District Court’s order of September 26, 2013, and remands the cause with instructions to dismiss the complaint on sovereign immunity grounds.

Also, on September 16, 2015, the Argentine government won an additional appeals court ruling, which noted that defining a precise class to which Argentina owes damages for refusing to pay bondholders and calculating those damages have been "exasperating tasks," stating that “Judge Thomas P. Griesa was making it too easy for some plaintiffs by creating a class including bondholders who were not the original purchasers of the bonds”, while objective criteria may be necessary to define an ascertainable class, it cannot be the case that any objective criterion will do."

The continuation and outcome of this litigation may continue to prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets. Litigation initiated by holdout creditors or other parties may result in material judgments against the Argentine government and could result in attachments of, or injunctions relating to, Argentina’s assets, which could have a material adverse effect on the country’s economy and affect our ability to access international financing. In addition, litigation initiated by holdouts could eventually bring Argentina to be considered in default of its obligations and cause acceleration of the existing exchange debt due to cross default clauses which could have a material adverse effect on the on the country’s economy, and consequently, our business, financial condition and results of operations.

Argentina is subject to litigation by foreign shareholders of Argentine companies and holders of Argentina’s defaulted bonds, which have resulted and may result in adverse judgments or injunctions against Argentina’s assets and limit its financial resources.

Foreign shareholders of several Argentine companies, including public utilities, and bondholders that did not participate in the exchange offers described above, have filed claims in excess of US$20 billion in the aggregate with the International Centre for Settlement of Investment Disputes (the “ICSID”) alleging that the emergency measures adopted by the government differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. During 2013, Argentina agreed to settle five separate investment treaty arbitration claims at a cost of around US$500 million. As of December 31, 2014, there were ICSID judgments outstanding against Argentina for approximately US$64 million, plus interest and expenses. On April 9, 2015, the ICSID held that Argentina must pay US$405 million in damages for prejudices suffered in relation to the termination of the Aguas Argentinas S.A. water and waste water management concession contract in the Buenos Aires metropolitan area. Litigation, as well as ICSID and UNCITRAL claims against the Argentine government, have resulted in material judgments and may result in new material judgments against the government, and could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the Argentine government may not have all the necessary financial resources to honor its obligations, implement reforms and foster growth, which could have a material adverse effect on the country’s economy, and consequently, our business, financial condition and results of operations.

The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the Argentine economy.

On March 22, 2012, the Argentine Congress passed Law N° 26,739, which amended the charter of the Central Bank and Law N° 23,298 (the “Convertibility Law”). See “Argentina’s ability to obtain financing from international markets is limited, which may impair its ability to implement reforms and foster economic growth” above. This new law amends the objectives of the Central Bank (established in its charter) and removes certain provisions previously in force. Pursuant to the amendment, the Central Bank focuses on promoting monetary and financial stability as well as development with social equity.

A key component of the amendment of the Central Bank charter relates to the use of international reserves. Pursuant to this amendment, the Central Bank reserves may be made available to the government for the repayment of debt or to finance public expenses. During 2013, the currency reserves in U.S. Dollars held by the Argentine government in the Central Bank decreased significantly, from US$43.3 billion in 2012 to US$30.6 billion in 2013, while during 2014 the reserves increased slightly to US$31.4 billion as of December 31, 2014. The Central Bank’s stock of foreign currency reserves was US$33.9 billion as of June 30, 2015 and after the payment of the sovereign bond, BODEN 15, on October 3, 2015, the stock of foreign currency reserves was US$ 27.7 billion. This use of the Central Bank reserves for expanded purposes by the Argentine government may result in Argentina being more vulnerable to inflation or external shocks, affecting the country’s capacity to overcome the effects of an external crisis.

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

Since the strengthening of exchange controls began in late 2011, and upon the introduction of measures that have limited access to foreign currency by private companies and individuals, (such as requiring an authorization of tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets compared to the corresponding quotations in the local market, has increased significantly over the official exchange rate. These measures may prevent or limit us from offsetting the risk derived from our exposure to the U.S. Dollar and, if so, we cannot predict the impact of these changes on our financial condition and results of operations.

If the Peso continues to devalue, all of the negative effects on the Argentine economy related to such devaluation could reappear, with adverse consequences on our business. Moreover, it would likely result in a material adverse effect in our business as a result of the exposure to financial commitments denominated in U.S. Dollar. While certain of our office space leases are denominated in U.S. Dollars, we are only partially protected against Peso devaluation as payment is fixed in Pesos and there can be no assurance we will be able to maintain our U.S. Dollar-denominated leases.

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

Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and, as a result, our business and results of operations.

During recent years, the Argentine government has increased its direct intervention in the economy through the implementation or change of laws and regulations, such as: nationalizations, or expropriations, among others; restrictions on production, imports and exports; exchange and/or transfer restrictions; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; delays or denials of governmental approvals, among others.

In November 2008, the Argentine government enacted Law N° 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”). More recently, beginning in April 2012, the Argentine government provided for the nationalization of YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law N° 26,741 and Decree N° 1277/2012. In February 2014, the Argentine government and Repsol S.A. (the former principal shareholder of YPF S.A.) announced that they had reached agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF S.A. shares. Such compensation totaled US$5 billion, payable by delivery of Argentine sovereign bonds with various maturities. In April 23, 2014, the agreement with Repsol was approved by the Argentine Congress and accordingly, in May 8, 2014, Repsol, S.A. received the relevant Argentine government bonds. Additionally, on December 19, 2012, the Argentine government issued Decree N° 2552/12, which, ordered the expropriation of the “Predio Rural de Palermo.” However, on January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that momentarily blocked the enforceability of Decree N° 2,552/2012; notwithstanding the foregoing on June 1, 2015, the injunction was released. On June 2, 2015, this decision was appealed, and as a result the aforementioned injunction is still effective and the effects of the Decree N° 2552/12 remain blocked as of the date hereof. The Argentine government filed a motion to revoke the injuction which was rejected by the Federal Civil and Commercial Chamber and as a consequence the Argentine government filed an extraordinary motion with the Supreme Court, which as of the date of this annual report has not been resolved. The Decree N° 2552/12 may indirectly affect our investment in Entertainment Holding S.A. (“EHSA”).

Furthermore, on May 18, 2015, we were notified that the Agencia de Administración de Bienes del Estado (“AABE”), revoked the concession agreement granted to our subsidiary Arcos del Gourmet S.A, through Resolution N° 170/2014. On June 2, 2015, we filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law have not been complied by the AABE. Furthermore, we intend to file shortly an administrative appeal in order to request the dismissal of the revocation of the agreement. As of the date of this annual report, the “Distrito Arcos” shopping center continues to operate normally.

There are other recent examples of government intervention. In December 2012 and August 2013, the Argentine Congress established new regulations relating to domestic capital markets. The new regulations generally provide for increased intervention in the capital markets by the government, authorizing, for example, the CNV to appoint observers with the ability to veto the decisions of the board of directors of companies admitted to the public offering regime under certain circumstances and suspend the board of directors for a period of up to 180 days.

We cannot assure you that these or other measures that may be adopted by the Argentine government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, etc., will not have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations and the market value of our securities.

Argentine presidential, congressional and certain municipal and state government elections are to be held in October 2015. Uncertainty resulting from the election campaigns regarding the results of the elections, or as a result of uncertainty as to whether the new Argentine government will implement changes in policy or regulation, may adversely affect the Argentine economy. The President of Argentina and its Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy and, consequently, may affect our results of operations or financial condition. We can offer no assurances that the policies that may be implemented by the Argentine government after such elections will not adversely affect our business, results of operations or financial condition.

The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to Ps.2,875, effective as of February 2013. The Argentine government increased the minimum salary to Ps.3,300 in August 2013, to Ps.3,600 in January 2014, to Ps.4,400 in September 2014, to Ps.4,716 in January 2015, to Ps. 5,588 in August 2015 and to Ps. 6,060 from January 2016. Due to ongoing high levels of inflation, employers in both the public and private sectors continue to experience significant pressure from unions and their employees to increase salaries. During the year ended December 31, 2014, various unions have agreed with employers’ associations on salary increases between 25% and 30%. It is possible that the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are beyond our control, such as a decrease in the demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect our current prices. We cannot assure you that property values will increase or that they will not be reduced. Most of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina could materially affect our business.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.

According to current Argentine practices the Argentine government may impose restrictions on the exchange of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from investments in Argentina in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, some of which are still in effect. Among the restrictions that are still in effect are those relating to the repatriation of certain funds collected in Argentina by non-Argentine residents.

On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on company’s ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements.

Although the transfer of funds abroad by local companies in order to pay annual dividends only to foreign shareholders, based on approved and fully audited financial statements, does not require formal approval by the Central Bank, the recent decrease in availability of U.S. Dollars in Argentina has led the Argentine government to impose informal restrictions on certain local companies and individuals for purchasing foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened thereafter through the date of this annual report. As a result of these informal restrictions, local residents and companies may be prevented from purchasing foreign currency through the foreign exchange market (“Mercado Único y Libre de Cambios” or “MULC”) for the purpose of making payments abroad, such as dividends, capital reductions, and payment for importation of goods and services. For example, local banks may request, even when not expressly required by any regulation, the prior opinion of the Central Bank before executing any specific foreign exchange transaction. In addition, other exchange controls could impair or prevent the conversion of anticipated dividends, distributions or the proceeds from any sale of equity holdings in Argentina, as the case may be, from Argentine Pesos into U.S. Dollars and the remittance of the U.S. Dollars abroad.

In the future, the Argentine government or the Central Bank may impose formal restrictions to the payment of dividends abroad and established additional requirements. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our GDSs in U.S. Dollars.

Also, if payments cannot be made in U.S. Dollars abroad, the repatriation of any funds collected by foreign investors in Argentine Pesos in Argentina may be subject to restrictions. From October 28, 2011, in order for a non-Argentine investor to be granted access to the MULC to purchase foreign currency with Argentine Pesos received in Argentina as a result of a stock sale, capital reduction or liquidation of an Argentine company, it is a requirement that the funds originally used for such investment, disbursement or capital contribution, as applicable, were settled through the MULC. This requirement applies only to capital contributions to local companies or foreign currency purchases of the stock of an Argentine company made from October 28, 2011 that qualify as “foreign direct investments” (i.e., represent at least 10% of the Argentine company’s capital stock). In the case of equity positions below the 10% threshold, repatriation is subject to a monthly threshold of US$0.5 million. Transfers in excess of that monthly threshold are subject to prior approval by the Central Bank. The Argentine government could adopt further restrictive measures in the future. If that were the case, a foreign shareholder, such as ourselves, may be prevented from converting the Argentine Pesos it receives in Argentina into U.S. Dollars. If the exchange rate fluctuates significantly during a time when we cannot convert the foreign currency, we may lose some or all of the value of the dividend distribution or sale proceeds.

These restrictions and requirements could adversely affect our financial condition and the results of our operations.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. In June 2005, the government issued Decree N° 616/2005, which established additional controls on capital inflow, including the requirement that, subject to limited exemptions, 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. In October 2011, new exchange controls measures that restrict foreign exchange inflows and outflows of capital were implemented, including, establishing as a requirement for the repatriation of the direct investment of non-residents (purchase of shares of local companies and real estate), the inflow of foreign currency and its settlement in the MULC. This measure increases the cost of obtaining foreign funds and limits access to such financing.

Additionally, on July 12, 2012, the Central Bank issued Communication “A” 5318, which among others suspended the access to MULC for residents for external assets without a specific purpose.

Through resolution N°. 3210/2011 of the AFIP and the Communications “A” 5239, 5240, 5242 and 5245 and its amendments of the Central Bank, the “Consultation of Exchange Operations Programme”, was established, a system by which an assessment is made at the time of each transaction, in order to allow for acquiring U.S. Dollars for tourism purposes. The system analyzes the transaction for consistency with each currency buyer’s tax information, and validates or invalidates the transaction.

In January 2014, the Central Bank established by Communication ”A” 5526 that resident individuals in the country will be able to access the local exchange market for purchases made in line with the ”buy for the possession of foreign currency in the country” concept according to their income declared to the AFIP and  other quantitative parameters established in the framework of exchange rate policy. In this sense, the AFIP established through its General Resolution N° 3583/2014 a parameter of 20% of the monthly income of the taxpayer validating the exchange transaction, with a minimum amount of monthly income of two minimum mobile wages  and a monthly cap of US$2,000. The purchase amount that individuals can access under this provision can be found through the “Exchange Operations Consultation Program”, available on the corporate website of the AFIP.

Additionally, on May 21, 2015 pursuant to Communication “A” 5757, the Central Bank amended Communication “A” 5526, which regulates residents’ access to the MULC for the acquisition of foreign currency for their application to specific uses and/or purposes in local assets. The amendment permits simultaneous access to the MULC for the acquisition of foreign currency for its deposit in local financial institutions up to an amount agreed with the MULC for a term no higher than 270 calendar days, deriving from the issuance of new debt securities with public offering issued by local governments and/or residents of the non-financial private sector. Such funds can only be allocated for their deposit in local financial institutions as a fixed-term deposit, or in a special account in foreign currency, which can be withdrawn only for its settlement through the MULC. These funds are exempt from the mandatory deposit of 30% imposed by Decree N° 616/2005. At least 80% of residents’ foreign currency demands of residents must be covered by the funds obtained from this mechanism for specific purposes in local assets.

The Argentine government may, in the future, impose additional controls on the foreign exchange market and on capital flows from and into Argentina, in response to capital flight or depreciation of the Peso. These restrictions may have a negative effect on the economy and on our business if imposed in an economic environment where access to local capital is constrained. For more information, please see “Exchange Rates and Exchange Controls”.

The Argentine economy could be adversely affected by economic developments in other global markets.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. The international scenario shows contradictory signals of global growth, as well as high financial and exchange uncertainty. Most emerging economies have been affected by the change in the U.S. monetary policy, resulting in the sharp unwinding of speculative asset positions, depreciations and increased volatility in the value of their currencies and higher interest rates. The general appreciation of the U.S. Dollar resulting from a more restrictive U.S. monetary policy contributed to the fall of the international price of raw materials, increasing the difficulties of emerging countries which are exporters of these products. There is global uncertainty about the degree of economic recovery in the United States, with no substantial positive signals from other developed countries and an increased risk of a general deceleration in developing countries, specifically China.

Moreover, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide. The Eurozone finance ministers, at a meeting held in August 2015, agreed a third bailout deal for Greece, which required the approval of several countries such as Germany, one of its main creditors.

Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999.

In addition, Argentina is also affected by the economic conditions of its major trade partners, Brazil, which started to devaluate its currency in early February 2015, the Real devalued against the U.S. Dollars by approximately 46% from January 2015 to September 2015, causing the Real to suffer the steepest depreciation in over a decade in its attempt to increase exports; in addition, during September 2015, Standard & Poor’s downgraded Brazil’s credit rating to BB-plus and during October 2015, Fitch Ratings downgraded Brazil’s credit rating to ‘BBB. Moreover, Argentina may also be affected by other countries that have influence over world economic cycles, such as the United States or China. Particularly, China has recently devaluated the Yuan, which has adversely affected companies with a substantial exposure to that country.

If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these developing countries, which are also Argentina’s trade partners, fall into a recession; the Argentine economy would be affected by a decrease in exports. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

The effect of global economic conditions on Argentina could cause a reduction in exports and foreign direct investment, and a decline in national tax revenues and the inability to access to the international capital markets, which could adversely affect our business and results of operations.

A decline in the international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth and on our business.

High commodity prices have contributed significantly to the increase in Argentine exports since the third quarter of 2002 as well as in governmental revenues from export taxes (withholdings). However, this reliance on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices.

If international commodity prices decline, the Argentine government’s revenues would decrease significantly affecting Argentina’s economic activity. Accordingly, a decline in international commodity prices could adversely affect Argentina’s economy, which in turn would produce a negative impact on our financial condition and results of operations.

In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Argentina’s export revenues. These circumstances would have a negative impact on the levels of government revenues, available foreign exchange and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy growth and, therefore, our business, financial condition and results of operations.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of prolonged recession, and the forced conversion into Pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase. In particular, Argentina has been importing natural gas in order to compensate the shortages in local production. In order to pay for natural gas imports, the Argentine government has frequently used the Central Bank reserves due to absence of incoming currencies from investment. If the government is unable to pay for the natural gas imported in order to produce electricity, business and industries may be affected.

The Argentine government has been taking a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production transportation capacity and energy generation over the medium-and long-term fails to materialize on a timely basis, economic activity in Argentina could be curtailed which may have a significant adverse effect on our business.

As a first step of these measures, subsidies on energy tariffs were withdrawn to industries and high income consumers. Additionally, since 2011, a series of rate increases and the reduction of subsidies mainly among industries and high-income consumers were implemented. As a result, energy costs increased significantly, which could substantially and adversely affect the Argentine economy, as well as our business operations and results of our transaction.

High public expenditure could result in long- lasting adverse consequences for the Argentine economy.

During the last few years, the Argentine government has substantially increased public expenditures. In 2014, public sector expenditures increased by 43% year over year and the government reported a primary fiscal deficit of 0.9%. During recent years, the Argentine government has resorted to the Central Bank and to the Administración Nacional de la Seguridad Social (Federal Social Security Agency, or “ANSES”, per its acronym in Spanish) to source part of its funding requirements.

Recently, the Argentine government has begun adjusting its subsidy policies, particularly those related to energy, electricity and gas, water and public transportation. Changes in these policies could materially and adversely impact consumer purchase capacity and economic activity and may lead to an increase in prices.

Moreover, the primary fiscal balance could be negatively affected in the future if public expenditures continue to increase at a rate higher than revenues due to subsidies to lower-income sectors, social security benefits, financial assistance to provinces with financial problems, increased spending on public works and subsidies to the energy and transportation sectors. A further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financial markets and could in turn result in more limited access to such markets by Argentine companies.

Risks Relating to Our Business

We are subject to risks inherent to the operation of shopping centers that may affect our profitability.

Our shopping centers are subject to various factors that affect their development, administration and profitability, including:

 •

 decline in our lease prices or increases in levels of default by our tenants due to recessions, increases in interest rates and other factors that we cannot control;

 •

 the accessibility and the attractiveness of the area where the shopping center is located;

 •

 the intrinsic attractiveness of the shopping center;

 •

 the flow of people and the level of sales of each shopping center rental unit;

 •

 increasing competition from internet sales;

 •

 the amount of rent collected from each shopping center rental unit;

 •

changes in consumer demand and availability of consumer credit (considering the limits impose by the Central Bank to interest rates charged by financial institutions), both of which are highly sensitive to general macroeconomic conditions; and

 •

 fluctuations in occupancy levels in our shopping centers.

An increase in our operating costs, caused by inflation or by other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and to the economy in which customers are located. All of our shopping centers are in Argentina, and, as a consequence, their business could be seriously affected by a recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave our shopping centers. Persistently poor economic conditions in Argentina will likely have a material adverse effect on the revenues from shopping center activity and thus on our business.

Our performance is subject to risks associated with our properties and with the real estate industry.

Our economic performance and the value of our real estate assets are subject to the risk that our properties may not be able to generate sufficient revenues to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to service our debt and to cover other expenses may be adversely affected.

Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

 •

 downturns in the national, regional and local economic climate;

 •

 volatility and decline in discretionary spending;

 •

 competition from other shopping centers and office, and commercial buildings;

 •

 local real estate market conditions, such as oversupply or reduction in demand for retail, office, or other commercial space;

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

 •

 changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or government action such as expropriation, confiscation or revocation of concessions; and

 •

 interpretation by judges of the New Civil Code (in force from August 1, 2015).

If any one or more of the foregoing conditions were to affect our business, it could have a material adverse effect on our financial condition and results of operations.

An adverse economic environment for real estate companies such as a credit crisis may have a significant adversel impact on our results of operations and business prospects.

The success of our business and profitability of our operations are dependent on continued investment in the real estate markets and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of credit for acquisitions may tend to constrain our business growth. As part of our business goals, we intend to increase our properties portfolio with strategic acquisitions of core properties at advantageous prices, where we believe we can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we may need access to equity capital and/or debt financing. Any disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be tempered by decreasing property values. Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets remains or arises in the future, there can be no assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

The loss of significant tenants could adversely affect both the operating revenues and value of our properties.

If certain of our most important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we simply failed to retain their patronage, our business could be adversely affected. Our shopping centers are typically anchored by significant tenants, such as well-known department stores who generate shopping traffic at the mall. Further, certain tenants are also very important for our office buildings. A decision by such significant tenants to cease operations at our shopping centers or our office buildings, as applicable, could have a material adverse effect on the revenues and profitability of the affected segment and, by extension, on our financial condition and results of our operations. In addition, the closing of one or more significant tenants at our shopping centers may induce other major tenants at an affected property to terminate their leases, to seek rent relief and/or cease operating their stores or otherwise adversely affect occupancy at the property. Moreover, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of one or more significant tenants, if we are not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

We may face risks associated with property acquisitions.

We have in the past acquired, and intend to acquire in the future, properties, including large properties that would increase our size and potentially alter our capital structure. Although we believe that the acquisitions that we have completed in the past and that we expect to undertake in the future have, and will, enhance our future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

 •

 we may not be able to obtain financing for acquisitions on favorable terms;

 •

 acquired properties may fail to perform as expected;

 •

 the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates; and

 •

acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, absence of business relationships in the area or unfamiliarity with local governmental and permitting procedures.

If we acquire new properties, we may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into our organization and to manage new properties in a way that allows us to realize cost savings and synergies, which could impair our results of operations.

Our future acquisitions may be unprofitable.

We intend to acquire additional properties to the extent that we manage to acquire them on advantageous terms and conditions and they meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

 •

 our estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

 •

properties we acquire may fail to achieve, within the time frames we project, the occupancy or rental rates we expect to achieve at the time we make the decision to acquire, which may result in the properties’ failure to achieve the returns we projected;

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

If we acquire a business, we will be required to merge and integrate the operations, personnel, accounting and information systems of such acquired business. In addition, acquisitions of or investments in companies may cause disruptions in our operations and divert management’s attention away from day-to-day operations, which could impair our relationships with our current tenants and employees.

Properties acquired by us may subject us to unknown liabilities.

Properties that we acquire may be subject to unknown liabilities and we would have no recourse, or only limited recourse to the former owners of the properties. Thus, if a liability were asserted against us based upon ownership of an acquired property, we might be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow. Unknown liabilities relating to acquired properties could include:

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

 •

 close stores or declare bankruptcy.

Any of these actions could result in the termination of leases and the loss of rental income attributable to the terminated leases. In addition we cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms or at all. The loss of rental revenues from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to meet debt and other financial obligations.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of our portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit our ability to vary our portfolio in response to changes in the economy or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a decrease in income from an investment. If income from a property declines while the related expenses do not decline, our business would be adversely affected. Further, if it becomes necessary or desirable for us to dispose of one or more of our mortgaged properties, we may not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business.

Some of the land we have purchased is not zoned for development purposes, and we may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

We own several plots of land which are not zoned for the type of projects we intend to develop. In addition, we do not yet have the required land-use, building, occupancy and other required governmental permits and authorizations for these properties. We cannot assure you that we will continue to be successful in our attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be unreasonably delayed or rejected. Moreover, we may be affected by building moratorium and anti-growth legislation. If we are unable to obtain all of the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

Our ability to grow will be limited if we cannot obtain additional financing.

We must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities. Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities.

Our growth strategy is focused on the development and redevelopment of properties we already own and the acquisition and development of additional properties. As a result, we are likely to depend to an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. We cannot guarantee that additional financing, refinancing or other capital will be available in the amounts we desire or on favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on these factors, we could experience delays or difficulties in implementing our growth strategy on satisfactory terms or at all.

The capital and credit markets have been experiencing extreme volatility and disruption since the last credit crisis. If our current resources do not satisfy our liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of our company or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

Serious illnesses and pandemics, such as the 2009 outbreak of Influenza A H1N1 virus (the “Swine Flu”), have in the past adversely affected consumer and tourist activity, may do so in the future and may adversely affect our results of operations.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. We cannot assure you that a new disease outbreak or health hazard (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses.

Adverse incidents that occur in our shopping centers may result in damage to our image and a decrease in the number of customers.

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

Argentine Law governing leases imposes restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

 •

 a prohibition to include automatic price adjustment clauses based on inflation increases in lease agreements; and

 •

the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement requires a shorter term.

As a result of the foregoing, we are exposed to the risk of increases of inflation under our leases, and the exercise of rescission rights by our tenants could materially and adversely affect our business. We cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future or if economic conditions deteriorate.

In addition, on October 1, 2014, by means of the Law N° 26,994, the Argentine Congress sanctioned a new Civil and Commercial Code (the “Civil and Commercial Code”) which although wasn’t effective as of June 30, 2015, is in force since August 1, 2015, and is currently applicable to our leases. The Civil and Commercial Code derogates Law N° 23,091 on Urban Leases, which amends certain important matters in the current law in connection with leases, such as including a minimum term of two years, and a maximum term of twenty years for residential leases and of fifty years for other purpose leases. Furthermore, the Civil and Commercial Code modifies the regime applicable to contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the legal framework currently in force, pursuant to which debtors may only discharge their foreign currency payment obligations by making payment in the specific foreign currency agreed upon in their agreements; provided however that the option to discharge in Pesos a foreign currency obligation may be waived by the debtor is still under discussion. Although certain judicial decisions have set forth that this regulation regarding foreign currency can be left aside by the parties to an agreement, it is still too early to determine whether or not this legal provision can be left aside in an agreement as a general rule. Moreover, and regarding the new provisions for leases, there are no judicial decisions on the scope of this amendment and, in particular, in connection with the ability of the parties to any contract to set aside the new provision and enforce such agreements before an Argentine court.

We may be liable for some defects in our buildings.

According to the former Argentine Civil Code, the builder of a real estate development was liable in case of property damage – meaning the damages compromises the structure and/or the defects render the building no longer useful – for a period of 10 years since the possession of the property; on the other hand, the builder was liable for the latent defects, even when those defects did not imply significant property damage. In addition, according to the former Argentine Civil Code, such liability was extended to the technical project manager and the designer of any given project. Furthermore, in certain cases, such as when consumer law was involved, the liability could be extended to the developer. The Civil and Commercial Code, which became effective on August 1, 2015, has similar provisions to those included in the former Argentine Civil Code and expressly extends the liability for such damage to real estate developers (i.e., any person who sells real estate built by either themselves or by a third party contractor), and any other person involved in the project, in addition to the liability of the builder, the technical project manager and the designer of any given project. According to the Civil and Commercial Code, the warranty period for latent defects expires after three years of the client taking possession of the real estate, and both the builder and the seller are liable for such defects.

In our real estate developments we usually act as developers and sellers and we build through third-party contractors. Absent a specific claim, we cannot quantify the potential cost of any obligation that may arise as a result of a future claim, and we have not recorded provisions associated with them in our financial statements. If we were required to remedy any defects on completed works, our financial condition and results of operations could be adversely affected.

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

We have usually attempted to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction, and in each such case they would likely have a material and adverse effect on our financial condition and results of operation.

We are subject to risks inherent to the operation of office buildings that may affect our profitability.

Office buildings are subject to various factors that affect their development, administration and profitability, including:

 •

 a decrease in demand for office space;

 •

 a deterioration in the financial condition of our tenants may result in defaults under leases due to bankruptcy, lack of liquidity or for other reasons;

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

Our investment in property development and management activities may be less profitable than we anticipate.

We are engaged in the development and management of shopping centers, office buildings and other rental properties, frequently through third-party contractors. Risks associated with our development and management activities include the following, among others:

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

 •

impossibility to obtain or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

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

 •

 general changes in our tenants’ demand for rental properties; and

 •

 we may incur capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions.

In addition, we may face contractors’ claims for the enforcement of labor laws in Argentina (sections 30, 31, 32 under Law N° 20,744), which provide for joint and several liability. Many companies in Argentina hire personnel from third-party companies that provide outsourced services, and sign indemnity agreements in the event of labor claims from employees of such third company that may affect the liability of such hiring company. However, in recent years several courts have denied the existence of independence in those labor relationships and declared joint and several liabilities for both companies.

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

We are subject to great competitive pressure.

Our real estate activities (in particular due to the acquisition of the office buildings in December 2014) are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors. Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business and shopping center business in Argentina, further increasing this competition. To the extent that one or more of our competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected. If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

All of our shopping center properties are located in Argentina. There are other shopping centers and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competing properties in a particular area could have a material adverse effect on our ability to lease retail space in our shopping centers or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. We cannot assure you that other shopping center operators, including international shopping center operators, will not invest in Argentina in the near future. If additional companies become active in the Argentine shopping center market in the future, such competition could have a material adverse effect on our results of operations.

Substantially all of our offices and other non-shopping center rental properties are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises. In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities.

Some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.

We currently carry insurance policies that cover potential risks such as civil liability, fire, loss profit, floods, including extended coverage and losses from leases on all of our properties. Although we believe the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in the national market. Should an insured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. If any of our key employees were to die or become incapacitated, we could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations.

In addition, we cannot assure you that we will be able to renew our insurance coverage in an adequate amount or at reasonable prices. Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and mold, or, if offered, these types of insurance may be prohibitively expensive.

Demand for our premium properties may not be sufficient.

We have focused on development projects to cater affluent individuals and have entered into property barter agreements pursuant to which we contribute our undeveloped properties to ventures with developers who will deliver us units in premium locations. At the time the developers return these properties to us, demand for premium residential units could be significantly lower. In such case, we would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on our financial condition and results of operations.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2015, our consolidated financial debt amounted to Ps. 4,983.8 million (including accrued and unpaid interest and deferred financing costs). We cannot assure you that we will have sufficient cash flows and adequate financial capacity in the future.

The fact that we are leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures. In addition, the recent disruptions in the global financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could also affect our competitiveness and limit our ability to changes in market conditions, changes in the real estate industry and economic downturns.

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements (including the notes) or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the lenders and/or holders of our debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations.

The recurrence of a credit crisis could have a negative impact on our major customers, which in turn could materially adversely affect our results of operations and liquidity.

The international credit crisis in 2009 had a significant negative impact on businesses around the world. The impact of a crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction their future orders of their products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

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

 •

changes in tourism and travel trends, including seasonal changes and changes due to pandemic outbreaks, such as the A H1N1 virus, a potential ebola outbreak, among others, or weather phenomena’s or other natural events, such as the eruption of the Puyehué and the Calbuco volcano in June 2011 and April 2015, respectively;

 •

 affluence of tourists, which can be affected by a slowdown in global economy; and

 •

 taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

        An uninsured loss or a loss that exceeds policies on our properties could subject us to lost capital or revenue on those properties.

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

In recent years, retail sales by means of the Internet have grown significantly in Argentina, even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. If e-commerce and retail sales through the Internet continue to grow, consumers’ reliance on traditional distribution channels such as our shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects.

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

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our financial condition.

For the fiscal year ended June 30, 2015, 70.9% of our sales from leases and services were derived from shopping centers in the City of Buenos Aires and the Greater Buenos Aires. In addition, all of our office buildings are located in the City of Buenos Aires and a substantial portion of our revenues are now derived from such properties. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Greater Buenos Aires, we expect to continue to depend to a very large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations. Our dependence on rental income may adversely affect our ability to meet our debt obligations

We face risks associated with the expansion to other Latin American markets.

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

On July 2, 2008, we acquired 30% interest in Metropolitan 885 LLC (“Metropolitan”), a limited liability company organized under the laws of Delaware, United States of America. During fiscal year 2011, an agreement was reached to restructure Metropolitan’s debt; after the consummation of the aforementioned restructuring, we indirectly hold 49% of New Lipstick LLC (“New Lipstick”), a holding company which is the owner of Metropolitan. Metropolitan’s main asset is the Lipstick Building, a 34-story building located at 885 Third Avenue between 53 and 54 streets in Manhattan, New York. Metropolitan has incurred in a secured loan in connection with the Lipstick Building. For more information, please see “Item 5. Operating and Financial Review and Prospects.”

In March 2012, through our subsidiary Real Estate Strategies, L.P. (“RES”), we acquired 3,000,000 Series C convertible preferred shares issued by Condor in an aggregate amount of US$ 30,000,000, a REIT focused in middle-class and long-stay hotels in 20 states in the United States of America.

During 2008 and 2009, the U.S. markets experienced extreme dislocations and a severe contraction in available liquidity globally as important segments of the credit markets were frozen. Global financial markets have been disrupted by, among other things, volatility in securities prices, rating downgrades and declining valuations. This disruption lead to a decline in business and consumer confidence and increased unemployment and precipitated an economic recession throughout the globe. As a consequence, owners and operators of commercial real estate, including hotels and resorts, and commercial real estate properties such as offices, experienced dramatic declines in property values. We are unable to predict if disruptions in the global financial markets will occur in the future and the impact that may have on our business, financial condition and results of operations.

We may face risks associated with our investment in Israel.

IDBD is one of the largest business conglomerates of Israel. Particularly, due to the limited size of the Israeli market and due to the high level of governmental regulation, IDBD and its subsidiaries may be limited to expand its business in the future, to form joint ventures and/or strategic alliances, or be obliged to sell, transfer or dispose any of its assets or business segments.

Furthermore, changes in the market prices of securities issued by IDBD and its subsidiaries can affect, directly or indirectly, their results of operations, the shareholders' equity, and/or the enterprise value, the ability to approve and/or distribute dividends, and the availability of credit, among other things.

IDBD is indirectly exposed due to its main investments, to changes in the prices of, raw materials, securities, and other economic indices, which may have a material impact on the results of operations of IDBD and its subsidiaries.

Actual losses on client balances could differ from those that IDBD currently anticipates and, as a result, we may need to adjust our provisions. We cannot assure you that we will accurately assess the creditworthiness of its clients. If IDBD is unable to meet its contractual obligations, it may experience delays in the collection of or be unable to collect its client balances, which would adversely affect our results of operations and cash flows could be adversely affected.

As a consequence of the aforementioned and due to the high level of governmental regulation in Israel, the value of our investment in IDBD could be severely affected and therefore would likely have a significant adverse effect on our business, financial condition and results of operations.

We are currently facing litigation in connection with our investment in IDBD.

On October 20, 2015, the Tel Aviv-Jaffo Court admitted the motion filed by the Arrangement Trustees of IDBH under the Arrangement and determined that any IDBD shares held by any entity controlled by Eduardo Sergio Elsztain and/or transferred by them to third parties shall be prevented from participating as offerees in the Tender Offers as set forth in the Arrangement, with the reservation that this will not apply to IDBD shares which were purchased from minority shareholders on the stock exchange and are in the possession of IFISA. Dolphin filed an appeal before the Supreme Court of Justice of Israel on the Tel Aviv-Jaffo Court's Decision.

       There can be no assurances of the final outcome of this litigation if the Supreme Court does not reverse the judgements and remove our ban from participating in the Tender Offers with our indirect shareholdings, and as a consequence the value of our investment in IDBD could be severely affected and therefore would likely have a significant adverse effect on our business, financial condition and results of operations.

Conditions in Israel may limit the ability of IDBD to develop and sell products, which could result in a decrease of revenues.

IDBD´s corporate headquarters and a substantial business are located in Israel. Political, economic and security conditions in Israel could directly affect IDBD´s operations. Since the establishment of the State of Israel, a number of armed conflicts, hostilities and terrorist attacks have taken place in Israel and adjacent areas, which in turn could adversely affect IDBD and its results of operations. The disruption of trade between Israel and its main commercial partners, could affect the economic and financial condition of Israel, which could adversely affect the results of operations of IDBD and its subsidiaries.

The rights and responsibilities of IDBD´s shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

IDBD is incorporated under Israeli law. The rights and duties of holders of IDBD’s common shares are governed by IDBD´s articles of association and by Israeli law. These rights and duties may differ in some respects from the usual for U.S. corporations. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ general meeting’s approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness towards the company.

Our inability to provide audited financial statements for IDBD in accordance with Rule 3-09 of Regulation S-X may cause us to be unable to complete a registered offering, which would materially adversely affect our ability to access the capital markets, may cause certain of our shareholders to be unable to rely on Rule 144 for sales of our securities and may ultimately result in the delisting of our GDSs from the NYSE.

We have been unable to obtain financial statements for IDBD for the year ended December 31, 2014 audited in accordance with auditing standards generally accepted in the United States (“U.S. GAAS”) that may be required to be included in this Annual Report on Form 20-F by Rule 3-09 of Regulation S-X (“Rule 3-09”). As of June 30, 2015, we held 49% of IDBD and, as such, we did not control IDBD and did not have the power to direct IDBD or its management to provide us with such audited consolidated financial statements. In reliance on Rule 12b-21 promulgated under the Exchange Act we have provided unaudited consolidated financial statements for IDBD for the year ended December 31, 2014, which do not comply with Rule 3-09. As a result of including such financial information, we do not believe that the omission of the audited financial statements in accordance with Rule 3-09 will have a material impact on a reader’s understanding of our financial condition or our results of operations.

We are in the process of requesting a waiver from the SEC for filing the audited consolidated financial statements of IDBD for the year ended December 31, 2014 as may be required by Rule 3-09. We cannot provide you with any assurances that we will obtain this waiver. If the SEC does not grant this waiver to us, we will have to file an amendment to this annual report including the financial statements of IDBD for the year ended December 31, 2014 audited in accordance with U.S. GAAS as soon as such financial statements become available. If this annual report on Form 20-F is considered materially deficient due to the lack of financial statements of IDBD for the year ended December 31, 2014 audited in accordance with U.S. GAAS, we may no longer be considered current in our Exchange Act reporting requirements until the time we file such amendment and we may no longer be considered timely in our Exchange Act reporting requirements. As a result, we would become ineligible to use a “short form” registration statement on Form F-3 for 12 months. In addition, the SEC may not declare effective any registration statement that we file in connection with an offering that requires the financial statements under Rule 3-09 to be included. If, as a result, we are unable to complete a registered offering, our ability to access the public capital markets would be materially adversely affected. Any resulting inability to complete a registered offering may materially adversely impact our business, liquidity position, growth prospects, financial condition and results of operations. Furthermore, the Rule 144 safe harbor for the sale of our securities may be unavailable for a certain period of time, which may make it harder to effect such sales. Finally, our GDSs may ultimately be delisted from the NYSE.

 If the bankruptcy of Inversora Dársena Norte S.A. is extended to our subsidiary Puerto Retiro, we will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

On April 18, 2000, Puerto Retiro S.A. ("Puerto Retiro") was served notice of a filing made by the Argentine Government, through the Ministry of Defense, seeking to extend bankruptcy of Inversora Dársena Norte S.A. ("Indarsa") to the Company. Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property purchased in 1993 from Tandanor.

Indarsa had acquired 90% of the capital stock in Tandanor from the Argentine Government in 1991. Tandanor’s main business involved ship repairs performed in a 19-hectare property located in the vicinity of La Boca neighborhood and where the Syncrolift is installed.

As Indarsa failed to comply with its payment obligation for acquisition of the shares of stock in Tandanor, the Ministry of Defense filed a bankruptcy petition against Indarsa, seeking to extend it to the Company.

The evidentiary stage of the legal proceedings has already concluded. The Company lodged an appeal from the injunction order, and such order was confirmed by the Court of Appeals on December 14, 2000. The parties filed the arguments in due time and proper manner. After the case was set for judgment, the judge ordered the suspension of the judicial order requesting the case records for issuance of a decision based on the alleged existence of pre-judgmental status in relation to the criminal case against former officials of the Ministry of Defense and former directors of the Company, for which reason the case will not be adjudicated until a final judgment is entered in respect of the criminal case.

It has been made known to the commercial court that the expiration of the limitation period has been declared in the criminal action and the criminal defendants have been acquitted. However, this decision was reversed by the Criminal Court of Cassation (Cámara de Casación Penal). An extraordinary appeal was filed and rejected, therefore an appeal was directly lodged with the Argentine Supreme Court for improper refusal to permit the appeal, and a decision is still pending.

The Management and the legal counsel to the Company believe that there are sufficient legal and technical arguments to consider that the petition for an extension of the bankruptcy will be dismissed by the court. However, in view of the particular features and progress of the case, this position cannot be held to be conclusive.

In turn, Tandanor filed a civil action against Puerto Retiro and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property disputed in the case.

In July 2013 the answer to the civil action was filed, which contained a number of defenses. Tandanor requested the intervention of the Argentine Government as third party co-litigant in this case, which petition was granted by the Court. In March 2015 both the Argentine Government and the criminal complainant answered the asserted defenses. As of the date hereof no resolution has been issued in such regard. We can not assure you that this Company may succeed in this case.

Property ownership through joint ventures or minority participation may limit our ability to act exclusively in our interest.

We develop and acquire properties through joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, we currently own 80% of Panamerican Mall S.A. (“PAMSA”), while another 20% is owned by Centro Comercial Panamericano S.A., and 50% of Quality Invest S.A. (“Quality Invest”).

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

We are dependent on our Board of Directors.

Our success, to a significant extent, depends on the continued employment of Eduardo Sergio Elsztain and certain other members of our board of directors and senior management, who have significant expertise and knowledge of our business and industry. The loss or interruption in their services for any reason could have a material adverse effect on our business and results of operations. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

We may face potential conflicts of interest relating to our principal shareholders.

Our largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through Cresud S.A.C.I.F.y A. (“Cresud”). As of June 30, 2015, such beneficial ownership consisted of: (i) 372,112,411 common shares held by Cresud, and (ii) 900 common shares held directly by Mr. Elsztain.

Conflicts of interest between our management, Cresud and our affiliates may arise in the performance of our business activities. As of June 30, 2015, Mr. Elsztain also beneficially owned (i) approximately 37.4% of Cresud’s common shares and (ii) approximately 95.8% of the common shares of our subsidiary IRSA Commercial Properties. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Due to the currency mismatches between our assets and liabilities, we have currency exposure.

As of June 30, 2015, the majority of our liabilities, such as our Series I and Series II Notes are denominated in U.S. Dollars while our revenues are denominated in Pesos. This currency gap exposes us to a risk of exchange rate volatility, which would negatively affect our financial results if the Dollar were to appreciate against the Peso. Any further depreciation of the Peso against the U.S. Dollar will correspondingly increase the amount of our debt in Pesos, with further adverse effects on our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants and mortgage debtors, most of whom have Peso-denominated revenues.

The shift of consumers to purchasing goods over the Internet may negatively affect sales in our shopping centers.

In recent years, retail sales by means of the Internet have grown significantly in Argentina, even though the market share of Internet sales related to retail sales is still not significant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. If e-commerce and retail sales through the Internet continue to grow, consumers’ reliance on traditional distribution channels such as our shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects.

Risks Related to our Investment in Banco Hipotecario

As of June 30, 2015, we owned approximately 29.99% of the outstanding capital stock of Banco Hipotecario S.A. (“Banco Hipotecario”), which represented 14.08% of our consolidated assets as of such date.

All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’ s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

Risks Relating to the Argentine Financial System

The short-term structure of the deposit base of the Argentine financial system, including Banco Hipotecario, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

After the Argentine crisis, the volume of financial activity regarding deposits and loans was severely reduced. Between 2003 and 2007, a gradual and increasing recovery of deposits levels took place. But because of the global financial crisis, these levels were reduced during 2008 only to be further improved during the last half of 2009, until the present date. The Argentine financial system growth strongly depends on deposits levels, due to the small size of its capital markets and the absence of foreign financings during recent years. In the medium term, the growth of credit could depend on the growth of the deposits levels. During 2011-2013 credit was able to grow at a higher rate than deposits, by consuming liquidity excess of financial institutions. Notwithstanding that, in 2014, this scenario started to change, and reasonable deposits started to grow at a faster rate that credits. The liquidity of the Argentine financial system is currently reasonable, due to the high level of mandatory deposits reserves of Argentine financial entities, among other short-term investments, which represent 43% of total deposits. Notwithstanding that, because most deposits are short term, a substantial part of the credits are also short-term maturity, and there are a small proportion of long term credit lines, such as mortgages. Moreover, the restrictions on the purchase of foreign currency naturally reduce the volatility of local currency deposits. Although liquidity levels are currently reasonable, no assurance can be given that these levels will not be reduced due to a future negative economic scenario. Therefore, there is still a risk of low liquidity levels that could increase funding cost in the event of a withdrawal of a significant amount of the deposit base of the financial system, and limit the long-term expansion of financial intermediation including Banco Hipotecario.

Future governmental measures may adversely affect the economy and the operations of financial institutions.

The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. We cannot assure that the laws and regulations currently governing the economy or the banking sector will remain unaltered in the future. We cannot assure you that changes will not adversely affect Banco Hipotecario’ s business, financial condition or results of operations and Banco Hipotecario’ s ability to honor its debt obligations in foreign currency.

As of the date of this annual report, there are three legislative bills to amend the Financial Institutions Law which have been sent to the Argentine Congress seeking to modify different aspects of the Financial Institutions Law. If the law currently in force were to be comprehensively modified, the financial system as a whole could be substantially and adversely affected. If any of these legislative bills were to be enacted or if the Financial Institutions Law were amended in any other way, there is no prediction on the impact of the subsequent amendments to the regulations on the financial institutions in general, Banco Hipotecario’ s business, its financial condition and the results of operations.

Law N° 26,739 was enacted to amend the Central Bank’s charter, the principal aspects of which are: (i) to broaden the scope of the Central Bank’s mission (by establishing that such institution shall be responsible for financial stability and economic development while pursuing social equity); (ii) to change the obligation to maintain an equivalent ratio between the monetary base and the amount of international reserves; (iii) to establish that the board of directors of the institution will be the authority responsible for determining the level of reserves required to guarantee normal operation of the foreign exchange market based on changes in external accounts; and (iv) to empower the monetary authority to regulate and provide guidance on credit through the financial system institutions, so as to “promote long-term production investment”.

In addition, the Civil and Commercial Code, among other things, modifies the applicable regime for contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the legal framework, pursuant to which debtors may only discharge their foreign currency payment obligations by making payment in the specific foreign currency agreed upon in their agreements; provided however that the option to discharge in Pesos a foreign currency obligation may be waived by the debtor is still under discussion.

We are not able to ensure that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Central Bank’s charter) will not result in significant costs to us, or will otherwise have an adverse effect on Banco Hipotecario’ s operations.

The stability of the financial system depends upon the ability of financial institutions, including ours, to maintain and increase the confidence of depositors.

The measures implemented by the Argentine government in late 2001 and early 2002, in particular the restrictions imposed on depositors to withdraw money freely from banks and the “pesification” and restructuring of their deposits, were strongly opposed by depositors due to the losses on their savings and undermined their confidence in the Argentine financial system and in all financial institutions operating in Argentina.

If depositors once again withdraw their money from banks in the future, there may be a substantial negative impact on the manner in which financial institutions, including ours, conduct their business, and on their ability to operate as financial intermediaries. Loss of confidence in the international financial markets may also adversely affect the confidence of Argentine depositors in local banks.

In the future, an adverse economic situation, even if it is not related to the financial system, could trigger a massive withdrawal of capital from local banks by depositors, as an alternative to protect their assets from potential crises. Any massive withdrawal of deposits could cause liquidity issues in the financial sector and, consequently, a contraction in credit supply.

The occurrence of any of the above could have a material and adverse effect on Banco Hipotecario’ s expenses and business, results of operations and financial condition.

The asset quality of financial institutions is exposed to the non-financial public sector’s and Central Bank’s indebtedness.

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 48.9% of total assets in 2002 to 9.1% in 2014. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the Government’s ability to foster sustainable long-term growth, generate fiscal revenues and cut back on public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term; such securities issued by the Central Bank represents approximately 19.5% of the total assets of the Argentine financial system. As of June 30, 2015, Banco Hipotecario’ s total exposure to the public sector was Ps.2,286.4 million, which represented 7.6% of its assets as of that date, and the total exposure to securities issued by the Central Bank was Ps. 2,422.2 million, which represented 7.3% of its total assets as of June 30, 2015.

The Consumer Protection Law may limit some of the rights afforded to Banco Hipotecario.

Argentine Law N° 24,240 (the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Hipotecario’ s customers. The Consumer Protection Law was amended by Law N° 26,361 on March 12, 2008 to expand its applicability and the penalties associated with violations thereof. Additionally, Law N° 25,065 (as amended by Law N° 26,010 and Law N° 26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders.

In addition, the Civil and Commercial Code has a chapter on consumer protection, stressing that the rules governing consumer relations should be applied and interpreted in accordance with the principle of consumer protection and that a consumer contract should be interpreted in the sense most favorable to it.

The application of both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial and municipal levels has increased. This trend has increased general consumer protection levels. In the event that Banco Hipotecario is found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of Banco Hipotecario’ s rights, for example, with respect to its ability to collect payments due from services and financing provided by us, and adversely affect Banco Hipotecario’ s financial results of operations. We cannot assure you that court and administrative rulings based on the newly-enacted regulation or measures adopted by the enforcement authorities will not increase the degree of protection given to Banco Hipotecario’ s debtors and other customers in the future, or that they will not favor the claims brought by consumer groups or associations. This may prevent or hinder the collection of payments resulting from services rendered and financing granted by us, which may have an adverse effect on Banco Hipotecario’ s business and results of operations.

Class actions against financial institutions for unliquidated amounts may adversely affect the financial system’s profitability.

Certain public and private organizations have initiated class actions against financial institutions in Argentina. The National Constitution and the Consumer Protection Law contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, through an ad hoc doctrine, Argentine courts have admitted class actions in some cases, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, interest rates and advice in the sale of public securities, etc. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry in general and indirectly on Banco Hipotecario’ s business.

Banco Hipotecario operates in a highly regulated environment, and its operations are subject to regulations adopted, and measures taken, by several regulatory agencies.

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Central Bank and other regulatory authorities. The Central Bank may penalize Banco Hipotecario and its directors, members of the Executive Committee, and members of its Supervisory Committee, in the event of any breach the applicable regulation. Potential sanctions, for any breach on the applicable regulations may vary from administrative and/or disciplinary penalties to criminal sanctions. Similarly, the CNV, which authorizes securities offerings and regulates the capital markets in Argentina, has the authority to impose sanctions on us and Banco Hipotecario’ s Board of Directors for breaches of corporate governance established in the capital markets laws and CNV Rules. The Financial Information Unit (Unidad de Información Financiera, or “UIF”) regulates matters relating to the prevention of asset laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

We cannot assure you whether such regulatory authorities will commence proceedings against Banco Hipotecario, its shareholders or directors, or its Supervisory Committee, or penalize Banco Hipotecario. This notwithstanding, and in addition to “Know Your Customer” compliance, Banco Hipotecario has implemented other policies and procedures to comply with its duties under currently applicable rules and regulations.

In addition to regulations specific to the banking industry, Banco Hipotecario is subject to a wide range of federal, provincial and municipal regulations and supervision generally applicable to businesses operating in Argentina, including laws and regulations pertaining to labor, social security, public health, consumer protection, the environment, competition and price controls. We cannot assure that existing or future legislation and regulation will not require material expenditures by Banco Hipotecario or otherwise have a material adverse effect on Banco Hipotecario’ s consolidated operations.

Risks Relating to Banco Hipotecario’s Business

The quality of Banco Hipotecario’s loan portfolio could be impaired if the Argentine private sector continues to be affected in the event of a decrease in the level of activity.

Banco Hipotecario’ s loan portfolio is concentrated on recession-sensitive segments and it is to a large extent dependent upon local and international economic conditions. This in turn might affect the creditworthiness of Banco Hipotecario’s loan portfolio and its results of operations.

Increased competition and M&A activities in the banking industry may adversely affect Banco Hipotecario.

Banco Hipotecario foresees increased competition in the banking sector. If the trend towards decreasing spreads is not offset by an increase in lending volumes, the ensuing losses could lead to mergers in the industry. These mergers could lead to the establishment of larger, stronger banks with more resources than us. Therefore, although the demand for financial products and services in the market continues to grow, competition may adversely affect Banco Hipotecario’s results of operations, shrinking spreads and commissions.

Reduced spreads without corresponding increases in lending volumes could adversely affect Banco Hipotecario’ s profitability.

The spread for Argentina’s financial system between the interest rates on loans and deposits could be affected as a result of increased competition in the banking sector and the Argentine government’s tightening of monetary policy in response to inflation concerns.

Since 2009, the interest rate spreads throughout the Argentine financial system have generally increased. This increase was sustained by a steady demand for consumer loans in recent years. In 2013 and 2014, borrowing and lending rates increased significantly. However, the net interest margin of the financial system remained stable due to a substantial growth both in the loan and deposit portfolios.

In June 2014, the Central Bank established a system of maximum active benchmark rates for consumer loans and secured loans and additionally, in October 2014, established a new mechanism of regulation by setting a minimum deposit rate for certain deposits of natural persons.

We cannot guarantee that interest rate spreads will remain stable unless increases in lending or additional cost-cutting takes place. A reversal of this trend, or a new regulation imposing maximum active benchmark rates, could adversely affect Banco Hipotecario’ s profitability.

Differences in the accounting standards between Argentina and certain countries with developed capital markets, such as the United States, may make it difficult to compare Banco Hipotecario’ s financial statements and those prepared by companies from these other countries.

Publicly available information about Banco Hipotecario in Argentina is presented differently from the information available for registered public companies in certain countries with highly developed capital markets, such as the United States. Except as otherwise described herein, Banco Hipotecario prepares its financial statements in accordance with Central Bank GAAP, which differ in certain significant respects from Argentine GAAP and from U.S. GAAP.

The Argentine Government might prevail at Banco Hipotecario’ s General Shareholders’ Meetings.

By virtue of Law N° 23,696 (the “Privatization Law”) there are no restrictions on the Argentine Government’s ability to dispose of its Class A shares and all those shares minus one could be sold to third parties through public offering. Banco Hipotecario’ s By-laws set forth that if at any time Class A shares were to represent less than 42% of Banco Hipotecario’ s shares with right to vote, Class D shares automatically lose their triple vote right, which could result in the principal shareholders losing control of Banco Hipotecario. Should any such situation materialize and should the Argentine Government retain a sufficient number of Class A shares, the Argentine Government could prevail in Shareholders’ Meetings (except for some decisions that call for qualified majorities) and could thus exert actual control on the decisions that must be submitted to consideration by the Shareholders’ Meeting.

Banco Hipotecario’ s obligations as trustee of the Programa de Crédito Argentino del Bicentenario para la Vivienda Única Familiar (“PROCREAR”) trust are limited.

Banco Hipotecario currently acts as trustee of the PROCREAR Trust, which aims to facilitate access to housing solutions by providing mortgage loans for construction and developing housing complexes across Argentina. Under the terms and conditions of the PROCREAR Trust, all the duties and obligations under the trust have to be settled with the trust estate. Notwithstanding, if the aforementioned is not met, Banco Hipotecario could have its reputation affected. In addition, if the Argentine government decides to terminate the PROCREAR Trust and/or terminate Banco Hipotecario’ s role as trustee of the PROCREAR Trust, this may adversely affect Banco Hipotecario’ s results of operations.

In the future, Banco Hipotecario may consider new business opportunities, which could turn out to be unsuccessful.

In recent years Banco Hipotecario has considered some business acquisitions or combinations and plans to continue considering acquisitions that offer appealing opportunities and that are in line with Banco Hipotecario’ s commercial strategy. However, Banco Hipotecario cannot assure you that such businesses could deliver sustainable outcomes or that it will be able to consummate the acquisition of financial institutions in favorable conditions. Additionally, Banco Hipotecario’ s ability to obtain the desired outcome because of said acquisitions will be partly dependent upon its ability to follow through with the successful integration of the businesses. To integrate any acquired business entails major risks, including unforeseen difficulties in integrating operations and systems; problems inherent in assimilating or retaining the target’s employees; challenges associated with keeping the target’s customers; unforeseen liabilities or contingencies associated with the target; and the likelihood of management having to take time and attention out of the business’s day-to-day to focus on the integration activities and the resolution of associated problems.

Cybersecurity events could negatively affect Banco Hipotecario’ s reputation, its financial condition and results of operations.

Banco Hipotecario has access to large amounts of confidential financial information and control substantial financial assets belonging to the customers as well as to Banco Hipotecario. In addition, Banco Hipotecario provides its customers with continuous remote access to their accounts and the possibility of transferring substantial financial assets by electronic means. Accordingly, cybersecurity is a material risk for Banco Hipotecario. Cybersecurity incidents, such as computer break-ins, phishing, identity theft and other disruptions could negatively affect the security of information stored in and transmitted through Banco Hipotecario ‘s computer systems and network infrastructure and may cause existing and potential customers to refrain from doing business with Banco Hipotecario.

In addition, contingency plans in place may not be sufficient to cover liabilities associated with any such events and, therefore, applicable insurance coverage may be deemed inadequate, preventing Banco Hipotecario from receiving full compensation for the losses sustained because of such a disruption.

Although Banco Hipotecario intends to continue to implement security technology devices and establish operational procedures to prevent such damage, we cannot assure you that all of Banco Hipotecario’ s systems are entirely free from vulnerability and these security measures will be successful. If any of these events occur, it could damage Banco Hipotecario’ s reputation, entail serious costs and affect Banco Hipotecario’ s transactions, as well as its results of operations and financial condition.+

A disruption or failure in any of Banco Hipotecario’ s information technology systems could adversely affect its business.

Banco Hipotecario depends on the efficient and uninterrupted operation of internet-based data processing, communication and information exchange platforms and networks, including those systems related to the operation of Banco Hipotecario’ s ATM network. Banco Hipotecario’ s operations depend on its ability to manage its information technology systems and communications efficiently and without interruption. Banco Hipotecario’ s communications, systems or transactions could be harmed or disrupted by fire, floods, power failures, defective telecommunications, computer viruses, electronic or physical theft and similar events or disruptions. In addition, Banco Hipotecario’ s information technology systems and operations may suffer if its suppliers do not meet the delivery of products in a timely manner or decide to end the relationship with Banco Hipotecario.

Any of the foregoing events may cause disruptions in Banco Hipotecario’ s information technology systems, delays and the loss of critical data, and could prevent Banco Hipotecario from operating at optimal levels. In addition, the contingency plans in place may not be sufficient to cover all those events and, therefore, this may mean that the applicable insurance coverage is limited or inadequate, preventing Banco Hipotecario from receiving full compensation for the losses sustained because of such a disruption. Also, Banco Hipotecario’ s recovery of losses plan may not be enough to prevent damage resulting from all the cases and Banco Hipotecario’ s insurance coverage could be inadequate to cover losses from interruptions. If any of these assumptions occur Banco Hipotecario’ s reputation, business, results of operations and financial condition could be adversely affected.

Risks Related to the GDSs and the Common Shares.

Shares eligible for sale could adversely affect the price of our common shares and GDSs.

The market prices of our common shares and GDS could decline as a result of sales by our existing shareholders of common shares or GDSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The GDSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. Cresud, which as of June 30, 2015, owned approximately 64.3% of our common shares (or approximately 372,112,411 common shares which may be exchanged for an aggregate of 37,211,241 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and GDSs.

If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

We may issue additional shares of our common stock for financing future acquisitions or new projects or for other general corporate purposes, although there is no present intention to do so. Any such issuance could result in a dilution of your ownership stake and/or the perception of any such issuances could have an adverse impact on the market price of the GDSs.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States

There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Market (“Mercado de Valores de Buenos Aires” or “MERVAL”) than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries.

We are exempt from the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We have identified a material weakness in our internal controls over financial reporting related to the accounting for derivative financial instruments derived from non-routine complex contractual provisions in the context of the acquisition of an associate.

Our management has concluded that our disclosure controls and procedures as of the end of fiscal year 2014 were not effective given to a material weakness in our internal control over financial reporting. This material weakness is related to the accounting for derivative financial instruments derived from non-routine complex contractual provisions in the context of the acquisition of an associate. Under this concept, a material weakness is a deficiency, or combination of deficiencies, in the internal control over financial reporting that may reasonably cause that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. See Item 15. Controls and Procedures - A. Disclosure Controls and Procedures.

Any failure to implement and/ or maintain improvements in the controls over our financial reporting, or any difficulties encountered in the implementation of such improvements, could result in a material misstatement in our annual or interim financial statements that: (i) may not be prevented or detected; and/or, (ii) may cause us to fail to meet our reporting obligations under the applicable securities laws. This situation may also cause investors to lose confidence in our reported financial information, and this could have an adverse impact on the trading price of our shares or GDSs.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

We are a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, and most of our assets are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States court judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. There is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. Holders of our common shares or GDSs would suffer negative consequences.

Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2015, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation—United States Taxation) of our common shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or GDSs at a gain, as well as reporting requirements. Please see ‘‘Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may adversely affect the tax treatment of our common shares or GDSs.

On September 23, 2013, the Argentine income tax law was amended by the passage of Law N° 26,893. Under the amended law, the distribution of dividends is subject to income tax at a rate of 10%, unless the dividends are distributed to Argentine corporate entities. In addition, the amended law establishes that the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries. There is an exemption for Argentine resident individuals if certain requirements are met; however, there is no such exemption for non-Argentine residents. See “Item 10.E - Taxation —Argentine Taxation”. However, as of the date hereof many aspects of the amended tax law remain unclear and, pursuant to certain announcements made by Argentine tax authorities, they are subject to further rulemaking and interpretation, which may adversely affect the tax treatment of our common shares and/or GDSs.

The income tax treatment of income derived from the sale of GDSs, dividends or exchanges of shares from the GDS facility may not be uniform under the revised Argentine income tax law. The possibly varying treatment of source income could impact both Argentine resident holders as well as non-Argentine resident holders. In addition, should a sale of GDSs be deemed to give rise to Argentine source income, as of the date of this annual report no regulations have been issued regarding the mechanism for paying the Argentine capital gains tax when the sale exclusively involves non-Argentine parties. However, as of the date of this annual report, no administrative or judicial rulings have clarified the ambiguity in the law.

Therefore, holders of our common shares, including in the form of GDSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences under their specific facts.

Holders of our GDSs may be unable to exercise voting rights with respect to the common shares underlying the GDSs at our shareholders’ meetings.

We will not treat the holders of our GDSs as one of our shareholders and the holders of our GDSs will not have shareholder rights. The GDS depositary will be the holder of the common shares underlying your GDSs and GDS holders may exercise voting rights with respect to the common shares represented by the GDSs only in accordance with the deposit agreement relating to the GDSs. There are no provisions under Argentine law or under our by-laws that limit the exercise by GDS holders of their voting rights through the GDS depositary with respect to the underlying common shares. However, there are practical limitations on the ability of GDS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in an Official Gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange (“BCBA”), and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. GDS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the GDS depositary. If requested by us, the GDS depositary will mail to holders of GDSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, GDS holders must then instruct the GDS depositary as to voting the common shares represented by their GDSs. Due to these procedural steps involving the GDS depositary, the process for exercising voting rights may take longer for GDS holders than for holders of common shares and common shares represented by GDSs may not be voted as GDS holders desire.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self—dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and GDSs at a potential disadvantage.

The protections afforded to minority shareholders in Argentina are different from and more limited than those in the United States and may be more difficult to enforce.

Under Argentine law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States and some other Latin American countries. For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Argentine law than under U.S. law as a result of Argentina’s short history with these types of claims and few successful cases. In addition, there are different procedural requirements for bringing these types of shareholder lawsuits. As a result, it may be more difficult for our minority shareholders to enforce their rights against our directors or us or controlling shareholder than it would be for shareholders of a U.S. company.

The majority of our shareholders may determine to not pay any dividends.

In accordance with Argentine corporate law, we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our Audited Financial Statements prepared in accordance with IFRS. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

Our ability to pay dividends is limited by law and economic conditions.

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our Audited Financial Statements. Our ability to generate retained earnings is subject to the results of our operations. Although during 2014 inflation accelerated mainly due to the currency devaluation process carried out by the Central Bank, we paid dividends on April 15, 2015. The uncertainty surrounding future rates of inflation may affect our results of operations and consequently our ability to pay dividends. If the Peso continues to devaluate significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences on our business and as a result on the results of our operations and our ability to pay dividends.

The ability of holders of the GDSs to receive cash dividends may be limited.

The ability of GDS holders to receive cash dividends may be limited by the ability of the GDS depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the GDS depositary for the GDSs, to the extent that the GDS depositary can in its judgment, and in accordance with local exchange regulations, convert Pesos (or any other foreign currency) into U.S. Dollars on a reasonable basis and transfer the resulting U.S. Dollars abroad, the GDS depositary will as promptly as practicable convert or cause to be converted all cash dividends received by it in Pesos on the deposited securities common shares into U.S. Dollars. If in the judgment of the GDS depositary this conversion is not possible on a reasonable basis (or is not permitted by applicable Argentine laws, regulations and approval requirements), the GDS depositary may distribute the foreign currency received by it in Pesos in Argentina or in its discretion hold such currency uninvited for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the GDS depositary cannot or does not convert the foreign currency, you may lose some or all of the value of the dividend distribution. For further information see “Risks Relating to Argentina—Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.”

Our ability to pay dividends is limited by law, by our by-laws and by certain restrictive covenants in our debt instruments.

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our audited financial statements. Our ability to generate retained earnings is subject to the results of our operations. During 2014 inflation accelerated mainly due to the devaluation process carried out by the Central Bank. The uncertainty surrounding future inflation may affect our results and as a result our ability to pay dividends. If the Peso continues to devaluate significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences on our business and as a result on the results of our operations and our ability to pay dividends.

On February 2, 2007, we issued our fixed-rate notes due 2017 in an aggregate principal amount of US$150.0 million, which accrue interest at an annual interest rate of 8.5% payable semiannually and maturing on February 2, 2017.

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

 •

 As a result, we cannot assure you that in the future we will pay any dividends in respect of our common shares.

ITEM 4.     Information on the Company

 A.

  History and Development of the Company

General Information

Our legal and commercial name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943 under Argentine law as a stock corporation (Sociedad Anónima), and we were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on June 23, 1943 under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043. Our common shares are listed and traded in the Mercado de Valores de Buenos Aires (“MERVAL”) through the Bolsa de Comercio de Buenos Aires (“BCBA”) and our GDSs representing our common shares are listed in the New York Stock Exchange (“NYSE”). Our principal executive offices are located at Bolivar 108 1st floor, Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina. Our headquarters are located at Moreno 877, (C1091AAQ), Ciudad Autónoma de Buenos Aires. Our telephone is +54 (11) 4323-7400. Information contained in or accessible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites. Our Depositary Agent for the Global Depositary Shares in the United States is The Bank of New York whose address is P.O. Box 358516 Pittsburgh, PA 15252-8516, and whose telephones are + 1-888-BNY-ADR for U. S. calls and + 1 - 201-680-6825 for calls outside U.S.

History

We have been actively engaged in a range of diversified real estate activities in Argentina since 1991. After our global public offering in 1994, we launched our real estate activities in the office rental market by acquiring three office towers located in prime office zones of Buenos Aires: Libertador 498, Maipú 1300 and Madero 1020.

Since 1996, through our subsidiary IRSA Commercial Properties, we have expanded our real estate activities in the shopping center segment through the acquisition of controlling interests in fifteen shopping centers: Paseo Alcorta, Alto Palermo Shopping, Buenos Aires Design, Alto Avellaneda, Alto NOA, Abasto Shopping, Patio Bullrich, Mendoza Plaza Shopping, Alto Rosario, Córdoba Shopping Villa Cabrera, Dot Baires, Soleil Premium Outlet, La Ribera Shopping (through a joint venture), Distrito Arcos and Alto Comahue Sopping. Since 1996, we have also expanded our operations into the residential real estate market through the development and construction of multi-tower apartment complex in the City of Buenos Aires and through the development of private residential communities in the greatest Buenos Aires metropolitan area.

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel near Bariloche and the Intercontinental Hotel in the City of  Buenos Aires. In 1998, we also acquired Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest to an affiliate of Sheraton Hotels.

In 1999, we acquired 2,9% of  Banco Hipotecario. Over the years, we have acquired additional common shares increasing our interest to 29.99% as of the date of this annual report.

In 2005 we opened Alto Rosario Shopping. Also, in such year, we increased our interest in Mendoza Plaza Shopping S.A. (“Mendoza Plaza”) from 68.8% to 85.4% through our subsidiary IRSA Commercial Properties. Attractive prospects in our Office business led us to make an important investment in this segment by acquiring Bouchard 710 building in fiscal year 2005, covering 15.014 square meters of rentable premium space.

In December 2006, we started the operation of Córdoba Shopping, a shopping center located in the neighborhood of Villa Cabrera in the City of Córdoba, Province of  Córdoba. Córdoba Shopping has a total area of 35.000 square meters with 106 stores, 12 movie theaters and parking for 1,500 vehicles. Also, through our subsidiaries, we started in 2007 the construction of one of our most important projects, a shopping center and an office building located in the neighborhood of Saavedra, at the intersection between Panamericana Highway and General Paz Avenue.

During 2007, we made several significant acquisitions in the shopping center and office building segments. In 2007, we purchased Bouchard Plaza building, also known as “Edificio La Nación”, a 23 floor AAA office building with a total leasable area of 33.324 square meters, located in the downtown of the City of Buenos Aires. During 2015, we completed selling all of the floors in Edificio La Nación, remaining in the portfolio 115 parking spaces for rent. In 2007, we bought Dock del Plata building with a gross leasable area of 7.921 square meters, located in the exclusive area of  Puerto Madero, already sold in its entirety. We also launched the development of an office building at Dock IV of Puerto Madero, opened in May 2009. In addition, we acquired a 50% interest in an office building including current leases with a gross leasable area of 31.670 square meters, known as Torre BankBoston, which is located in Carlos Maria Della Paolera 265, Buenos Aires, and was designed by the recognized architect Cesar Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur)

In March 2008, we launched a residential project through a partnership with Cyrela Brazil Realty to develop a new homebuilding concept in Argentina accompanied by an innovative sale and financing policy. The partnership’s first project named “Horizons” is located in Vicente López neighborhood, Province of Buenos Aires. The project was a commercial success, all the units were sold in record time.

In April 2008, we acquired a building known as “Edificio República”, in the City of Buenos Aires. This property, designed by the architect César Pelli, is a premium office building in the downtown area of the City of Buenos Aires, which added approximately 19,533 gross leasable square meters to our portfolio. In June 2008, our subsidiary IRSA Commercial Properties acquired a land located in Beruti 3351/3359, between Bulnes and Coronel Diaz Avenue, in Palermo, a neighborhood of the City of Buenos Aires next to our mall “Alto Palermo Shopping”, in which our affiliate TGLT is developing a residential building named "Astor Berutti".

In July 2008, we decided to expand internationally into the United States, taking advantage of certain investment opportunities generated after the international financial crisis of that year. We acquired a 30% interest in Metropolitan 885 LLC (“Metropolitan”), and the debt associated with such entity, whose main asset is a 34-story building named Lipstick Building, located at 885 Third Avenue, New York, the purchase price paid was US$ 22.6 million .The property has approximately 59,000 square meters of leasable area. Moreover, we acquired the right of first offer for the 60% of the 5% interest currently held by other shareholder of Metropolitan. During fiscal year 2011, we reached an agreement to restructure the debt of Metropolitan, which was completed on December 30, 2010, the date on which a principal payment of US$15.0 million as payment for the new restructured mortgage debt, reducing it from US$130.0 million to US$115.0 million, as a result  we own indirectly 49% of New Lipstick LLC (“New Lipstick”), a holding company owner of Metropolitan, and as part of those agreements it left annulled the put option for the 50% interest initially acquired.

In 2009, due to the deterioration of the financial conditions and results of operations of Tarshop S.A.(“Tarshop”) as a result of adverse economic conditions, IRSA Commercial Properties participated in several capital increases in Tarshop and in which IRSA Commercial Properties invested Ps.165.0 million to provide liquidity and additional capital, thereby increasing its equity interest in Tarshop from 80% to 98.6%. In December 2009, we entered into an agreement to sell common shares representing 80% of Tarshop’ s capital stock to our affiliate Banco Hipotecario for US$26.8 million.

In May 2009, we opened the shopping mall, named Dot Baires Shopping, which has four levels and basement levels, for total area of 173,000 square meters, being 49,179 square meters of gross leasable area. Dot Baires Shopping, has 153 retail stores, a hypermarket, a cinema complex and parking spaces for 2,200 vehicles.

On August 4, 2009, we acquired a 12.86% interest of Hersha Hospitality Trust (“Hersha”) for approximately US$60.0 million. Hersha is a U.S. Real Estate Investment Trust (“REIT”), listed in NYSE, which owned at that time participations in 77 hotels throughout the northeast cost of the United States, which contain approximately 9,800 rooms. By 2014, we had sold most of our interest in Hersha at prices by common share that almost doubled the amount invested.

contain approximately 9,800 rooms. In 2014, most of our interest in Hersha at prices by common share that almost doubled the amount invested, reaching very important earnings.

On January 14, 2010, we informed that Parque Arauco S.A. granted us an option to purchase its 29.6% interest in Alto Palermo (currently IRSA Commercial Properties) (including its direct and indirect interest in IRSA Commercial Properties’ Convertible Notes for a nominal value of US$15.5 million), for a total amount of  US$126 million. Upon signing the option, we made an initial payment to Parque Arauco S.A. of US$6.0 million, imputable at final price. On October 15, 2010, we exercised the option, paying the remaining balance of US$120 million, as a consequence we increased our shareholding in IRSA Commercial Properties from 63.35% to 94.9%. On June 30, 2015, our holding was 95.8%.

In December 2010 we acquired a 49% interest in Rigby 183 LLC (“Rigby”), owner of the building located at 183 Madison Avenue, New York, valued at US$85.1 million. This area has several famous buildings like the Empire State Building, Macy's Herald Square, and Madison Square Garden, and has one of the largest markets in offices and shops, excellent transportation, restaurants, shops and options for recreation. In November 2012 we increased our participation in an additional 25.5%, increasing our interest in Rigby to 74.50% of its share capital. At the time of this acquisition, the building was valued at US$147.5 million.

In March 2011, we bought the Nobleza Piccardo warehouse a subsidiary in which we have a 50% stake. This property is located in the city of San Martin, Province of Buenos Aires, and due to its size and location represents an excellent venue for the future development of different segments. The total plot area is 160,000 square meters and floor area of 81,786 square meters. Under the agreement signed, Nobleza Piccardo rents the property during the first year, releasing it partially until the third year, at which time it releases the entire building. We are working on the design of a master plan to apply to the authorities of San Martín that allow us to develop a mixed-use project.

In August, 2011, we acquired through our subsidiary IRSA Commercial Properties, the 50% of Nuevo Puerto Santa Fe S.A. (“NPSF”) common shares, a corporation that is tenant of a building in which La Ribera Shopping was built and currently operates, a mall of approximately 8,000 square meters of gross leasable area, located within Dique I of the port of the city Santa Fe.

In March 2012, we entered into an agreement with Supertel Hospitality Inc. (“Supertel”) whereby we acquired 3,000,000 convertible preferred shares in which we invested approximately US$20 million. Supertel is a U.S. REIT listed on Nasdaq, which began operations in late 70s and in 1994 completed its initial public offering. The company was focused on mid-range and extended stays hotels in 23 states in the United States, which are operated by different operators and franchises, such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn, and Super 8, among others. During 2015, it appointed a new CEO who is working on the relaunching of the company. It has also changed its name to "Condor Hospitality Trust" as its symbol on Nasdaq to "CDOR" (“Condor”). The strategy is based on simplifying the shareholding structure and then to capitalize the company and fund its business plan consisting in the selective sale of less- range hotels and replacement with upgrade hotels.

In December 2014, we created IRSA Commercial Properties, an exclusive vehicle of commercial real estate in Argentina with more than 430,000 premium square meters, to capture all growth opportunities arising in the future. We transferred 83,789 square meters of five buildings of our Premium office portfolio to our subsidiary Alto Palermo S.A. (APSA) (currently IRSA Commercial Properties), which we decided to change its name to IRSA Commercial Properties, which remains listed on the MERVAL and Nasdaq, under the symbol " IRCP".

The Premium office buildings transferred included Edificio República, Torre Bank Boston, Edificio Intercontinental Plaza, Edificio Bouchard 710 and Edificio Suipacha. We also transferred to IRSA Commercial Properties the reserve of land Intercontinental II, adjoining to Edificio Intercontinental Plaza, which has potential for the development of 19,597 m2.

In the same month of 2014, we opened our 14th shopping center, "Distrito Arcos, Premium Outlet ". Located in Palermo (City of Buenos Aires), this new project of approximately 13,000 square meters of gross leasable area, 52 locals and 15 stands was established as an outlet with variety of premium brands in an open-air environment. In a second step the construction of a gymnasium is planned, store household items and an exceptional cultural offer, reaching 65 locals and 20 stands in total adding approximately 2,000 square meters of additional gross leasable area.

In March 2015, we were able to inaugurate our fifteenth mall of our portfolio within the country. Alto Comahue Shopping, located in the center of the city of Neuquén, which has an area of 9,500 square meter gross leasable area, about 1,000 parking spaces between indoor and outdoor  and a major  entertainment and leisure space. The mall has 130 retail shops that place the most prestigious brands in the country. The project is part of a complex mixed-use, to be completed with a supermarket and two additional land plots. One of them is for the development of a hotel, and the other of 18,000 square meters, owned by the Company for future housing development.

During the first quarter of 2015, we sold 183Madison Building, located in the city of New York, for US$185 million, in addition we have paid the mortgage over such property of US$75 million. The sale value of the building of US$ 185 million implies a 117% appreciation in the investment period and a confirmation of our opportunistic vision of the american real estate market after the international financial crisis.

Since 2013 and continuing with our strategy of expansion and diversification in the international markets, we increased our investment in the Israeli conglomerate IDB Development Corporation Ltd. (“IDBD”), one of the largest and most diversified conglomerates in Israel which participates through its subsidiaries in numerous markets and industry sectors, such as real estate, retail, agro business, insurance, telecommunications, etc; controlling or having significant interests in companies such as Clal Insurance (insurance), Cellcom (mobile phone services), Koor Industries (owner of 40 % of Adama (Agrochemicals), Super -Sol (supermarkets), PBC (real estate), among others. As of the date of this annual report, we have invested approximately US$300 million and we own an indirect 49% interest in IDBD.

 Significant acquisitions, dispositions and development of business

Fiscal year ended June 30, 2015

Sale of investment properties

On July 7, 2014, we sold the 19th and 20th floors of the Maipú 1300 Building. The total price for the transaction was Ps. 24.7 million. Such transaction generated a gain before tax of approximately Ps. 21.0 million.

On September 29, 2014, the Company through its subsidiary Rigby, finalized the sale of the Madison 183 Building, New York, United States, for US$185 million, thus paying off the mortgage levied on the asset in the amount of US$75 million. Such transaction generated a gain before tax of approximately Ps.296.5 million.

On October 8, 2014, we sold the 22nd and 23th floors of Bouchard 551 Building, for a total price of Ps.168.7 million. Such transaction generated a gain before tax of approximately Ps.151.4 million.

On October 22, 2014, we sold the 10th floor, two parking units of Maipú 1300 Building and one parking unit of Libertador 498 Building, for a total price of Ps.12.0 million. Such transaction generated a gain before tax of approximately Ps.10.4 million.

On October 28, 2014, we sold the 9th, 10th and 11th floor of the Bouchard 551 Building, for a total price of Ps.279.4 million. Such transaction generated a gain before tax of approximately Ps.240.5 million.

On November 7, 2014, we sold the 21st floor of the Bouchard 551 Building, for a total price of Ps.75.6 million. Such transaction generated a gain before tax of approximately Ps.66.7 million.

On December 10, 2014, we sold the 9th floor of Maipú 1300 Building, for a total price of the transaction was Ps.12.5 million. Such transaction generated a gain before tax of approximately Ps. 11.0 million.

On May 5, 2015, through IRSA Commercial Properties we sold 8,470 square meters corresponding to nine offices floors and 72 parking units, of Intercontinental Plaza Building, for a price was Ps.376.4 million, which has already been fully paid. Such transaction generated a gross profit before tax of Ps. 338.4 million.

On May 19, 2015, we sold the fifth floor of Maipú 1300 Building and one parking unit in Libertador 498 Building for a total price of the transaction was US$1.5 million. Such transaction generated a gain before tax of approximately Ps. 11.9 million.

On June 5, 2015, we sold the 14th floor of Maipú 1300 Building, for a total price of US$1.5 million. Such transaction generated a gain before tax of approximately Ps. 11.8 million.

Decreased shareholding in Avenida Inc. (“Avenida”)

On July 18, 2014, the Company, through Torodur S.A. (“Torodur”), exercised the warrants associated to this investment and consequently increased its interest in Avenida to 6,172,840 shares or 35.46%. Nevertheless, simultaneously, the Company’s holding was reduced to 23.01% as a result of the acquisition of 35.12% interest in Avenida by a new investor at such date.

Subsequently, on September 2, 2014, Torodur sold 1,430,000 shares representing 5% of Avenida’ s capital stock in the amount of Ps. 19.1 million (equivalent to US$ 2.3 million), thus reducing equity interest to 17.68% of its share capital. Such transaction generated a gain of Ps. 8.8 million that are shown in the line "Other operating results, net" in the statement of comprehensive income. As a result of the sale of the interest, the Company no longer has significant influence in Avenida and therefore has ceased to recognize it as an investment in associates and began to consider it as a financial asset at fair value in the financial statements as of June 30, 2015. On July, 2015, following last year sale of 5% and the recent capital round, our share interest was diluted to 11.38% of Avenida.

Purchases of investment properties

On July 31, 2014, we acquired from Cresud five plots of farmland of approximately 1,058 hectares located in the district of Luján and General Rodriguez, Province of Buenos Aires. The total price of the transaction was Ps. 210 million. Such property is disclosed in offices and other rental properties.

On May 6, 2015, the Company, through IRSA Commercial Properties, acquired a property located in Villa Cabrera, Córdoba. The purchase price of the transaction was Ps. 3.1 million, paid upon execution of the conveyance deed.

Acquisition of additional interest in Banco Hipotecario

During the year ended June 30, 2015, we acquired 3,289,029 additional shares of Banco Hipotecario for a total amount of Ps.14.2 million, increasing our interest from 29.77% to 29.99%, without consideration of Treasury shares.

Investment in IDBD

General

As of June 30, and as of the date hereof, we hold an indirect investment, through Dolphin Fund Limited (“Dolphin Fund”) and Dolphin Netherlands B.V. (“Dolphin Netherlands” and together with Dolphin Fund, “Dolphin”), of 49% of the outstanding capital of IDBD.

As of June 30, 2015 we recorded our investment in IDBD of Ps. 1,136 million and had accounted for a liability that reflected Dolphin’s obligation to undertake the Tender Offers (as defined below) for an amount of Ps. 502.6 million.

As a part of the terms of the Arrangement (as defined below), Dolphin agreed to undertake one or more Tender Offers for the acquisition of shares of IDBD for a total amount of NIS512.09 million (equivalent to approximately US$ 135.7 million at the exchange rate prevailing as of June 30, 2015), as follows: (i) at least NIS249.8 million for a price per share of NIS7.798 (price valid as of June 30, 2015, subject to adjustment) by December 31, 2015, an amount of; and (ii) at least NIS512.09 million less the offer made in 2015, for a price per share of NIS8.188 (price as of June 30, 2015, subject to adjustments) by December 31, 2016.

For more information see “—Investment in IDBD—Background of the Investment in IDBD”.

Background of the Investment in IDBD

On May 7, 2014, through Dolphin Netherlands B.V, we entered into a transaction, jointly with C.A.A. Extra Holdings Limited, a non-related company, controlled by Mordechai Ben Moshé (“Extra”), through which 106.6 million common shares of IDBD representing 53.30% of its stock capital were acquired under the scope of a debt restructuring of IDBD’s holding company, IDB Holdings Corporation Ltd. (“IDBH”) with its creditors (the “Arrangement”).

Under the terms of the shareholders' agreement entered into between Dolphin Fund and E.T.H.M.B.M. Extra Holdings Ltd., a company controlled by Mordechai Ben Moshé, to which Dolphin Netherlands and Extra acceded (the “Shareholders' Agreement”), Dolphin acquired a 50% interest in this investment, while Extra acquired the remaining 50%. The total investment amount was NIS950 million, equivalent to approximately US$272 million at the exchange rate prevailing on that date.

Under the Arrangement, Dolphin and Extra agreed to participate on a joint and several basis in the capital increases by way of rights offerings resolved by IDBD’s Board of Directors in order to carry out its business plan for 2014 and 2015, in an amount of at least NIS300 million for 2014 and NIS500 million for 2015.

As of June 30, 2015, Dolphin has contributed NIS668.6 million in aggregate while Extra contributed NIS203.5 million in IDBD. Thus, Dolphin has completed its committed contributions, while IDBD is claiming from Extra, and Dolphin, under its joint and several liability, to pay the balance committed by Extra for an aggregate of NIS196.5 million (equivalent to approximately US$52.1 million at the exchange rate prevailing as of June 30, 2015).

Moreover, as part of the Arrangement, Dolphin and Extra committed jointly and severally to make one or more tender offers (the “Tender Offers”) for the acquisition of shares of IDBD for a total amount of NIS512.09 million (equivalent to approximately US$135.7 million at the exchange rate prevailing as of June 30, 2015), as follows: (i) by December 31, 2015 at least NIS249.8 million for a price per share of NIS7.798 (value as of June 30, 2015, subject to certain adjustments) and (ii) by December 31, 2016, for at least NIS512.09 million, less the offer made in 2015, for a price per share of NIS8.188 (value as of June 30, 2015, subject to certain adjustments). As security for the performance for the Tender Offers, a total of 34,130,119 shares of IDBD were pledged as of June 30, 2015.

On May 12, 2014, IDBD’s shares were listed on the “Tel Aviv Stock Exchange (“TASE”), consequently, all the shares (including the pledged shares) were deposited in escrow with Bank Leumi Le-Israel in compliance with the lock-up provisions set forth in the TASE Regulations, which provide that initially listed shares may not be disposed of for a term of 18 months and allow the release of 2.5% per month beginning on the fourth month since the initial listing date, consequently, pursuant to the TASE’s regulations as of June 30, 2015, 39,237,461 shares and 243,394 Series 3 warrants remained deposited as set forth above (including part of the pledged shares).

In addition, as of June 30, 2015, 49,695,135 shares, 23,950,072 Series 4 warrants, 22,752,569 Series 5 warrants and 20,357,561 Series 6 warrants of IDBD held by Dolphin were deposited in the same escrow account in which the pledged shares are deposited, and were later transferred to an account of Dolphin which is not an escrow account. As of the date hereof today, the Tender Offers have not been consummated yet.

Pursuant to the provisions of IDBD’s shelf offering report for the rights issuance dated June 9, 2014, on June 26, 2014, a total of 1,332,500 rights to subscribe shares and warrants were granted by IDBD to Dolphin at a ratio of one per each 40 shares held, which were exercised on July 1, 2014. Later on, during IDBD’s rights issuance process, Dolphin and Extra acquired 0.89 million additional rights for NIS2.83 million, equivalent to approximately US$0.83 million, out of which 50% correspond to Dolphin and 50% to Extra, all in accordance with the terms of the Shareholders' Agreement.

The rights offered by IDBD allowed to subscribe in July 2014 for 13 common shares of IDBD for a price of NIS65 (NIS5 per share) and 27 warrants, 9 of each series (series 1, 2 and 3) to be issued by IDBD, at no cost. Each warrant issued by IDBD would allow the acquisition of one common share of IDBD. Series 1 matured on November 1, 2014 and were exercisable at NIS5.50 per warrant. Series 2 matured on May 1, 2015 and were exercisable at NIS6.00 per warrant. Series 3 matures on December 1, 2015 and is exercisable at NIS6.50 per warrant.

On July 1, 2014 Dolphin exercised all granted rights it held as of June 30, 2014 to acquire additional shares in IDBD. As a result of the exercise of such rights, Dolphin received 23.1 million shares and 16 million of each of Series 1, 2 and 3 warrants. Extra held the same number of rights and acquired the same number of shares and warrants as Dolphin.

During the period from July 9 to July 14, 2014, Dolphin acquired through market transactions 0.42 million shares and 0.34 million Series 2 warrants for NIS1.77 million (equivalent to approximately US$0.52 million as of such date); 50% of which were subsequently sold to Extra pursuant to the provisions of the Shareholders’ Agreement.

On November 2, 2014, Dolphin exercised 15,998,787 Series 1 warrants and Extra exercised its respective share of Series 1 warrants.

On January 19, 2015, Dolphin acquired through market transactions 94,000 shares of IDBD for a total amount of NIS0.13 million (equivalent to US$0.03 million as of the purchase date) and subsequently sold 50% to Extra in accordance with the terms of the Shareholders´ Agreement. In addition, Dolphin acquired 42,564 shares of Discount Investment Corporation Ltd. (“DIC”), IDBD's subsidiary, for NIS0.24 million (equivalent to US$0.06 million as of the purchase date), 50% of which was offered to Extra under the terms of the Shareholders Agreement; notwithstanding the aforementioned,  Extra decided not to acquire the corresponding 50%.

 Furthermore, on January 19, 2015, IDBD issued a shelf offering report for the issuance of rights (the “Rights Offering”) for approximately NIS800 million (the “Maximum Immediate Payment”) pursuant to an irrevocable offer from Dolphin dated December 29, 2014, to grant on January 26, 2015, one right (one “New Right”) for each 25 shares held in IDBD. Each New Right would grant a right to subscribe on February 10, 2015, 45 common shares of IDBD for NIS68.04 (NIS1.512 per share) and 20 Series 4 warrants, 19 Series 5 warrants and 17 Series 6 warrants issued by IDBD at no cost. Each warrant issued by IDBD would allow acquiring a common share in IDBD. The Series 4 warrants will mature on February 10, 2016 at an exercise price of NIS1.663 per warrant. Series 5 warrants will mature on February 12, 2017 at an exercise price of NIS1.814 per warrant. Series 6 warrants mature on February 12, 2018 at an exercise price of NIS1.966 per warrant.

As a result of the Rights Offering above mentioned, on January 26, 2015, Dolphin received 3.7 million New Rights, while Extra received the same number of New Rights. The Rights Offering shelf offering report also stipulated that on February 5, 2015 the rights received could be traded on the public market during such single day only.

 In addition, on February 5, 2015, Dolphin acquired 2.05 million New Rights for a total amount of NIS0.94 million (equivalent to US$0.24 million as of the purchase date), 50% of which was offered to Extra under the terms of the Shareholders´ Agreement; notwithstanding the aforementioned, Extra decided not to acquire the corresponding 50%.

On February 10, 2015 Dolphin exercised all New Rights received and acquired on the market. As a result of exercise of these New Rights, Dolphin received 258,970,184 shares, 115,097,859 Series 4 warrants, 109,342,966 Series 5 warrants and 97,833,180 Series 6 warrants.  Extra did not exercise any of the New Rights it held. On February 10, 2015, Dolphin sold 71.39 million shares of IDBD to Inversiones Financieras del Sur S.A. (“IFISA”) at the closing price of NIS1.39 per share, totaling NIS99.23 million, equivalent to US$25.65 million at the exchange rate prevailing on the date of the transaction.

As a result of the Right Offering, Dolphin remained obliged to inject an amount of NIS8.5 million as equity into IDBD by way of an additional rights offering.

In addition, between February 9 and February 16, 2015, Dolphin acquired in the market 0.36 million shares of DIC for NIS2.88 million, equivalent to US$0.74 million at the exchange rate prevailing on the date of each transaction, part of which was offered to Extra under the terms of the Shareholders Agreement, notwithstanding the foregoing, Extra decided not to acquire its part of such shares according to the Shareholders Agreement.

On May 1, 2015 the IDBD Series 2 warrants matured without being exercised.

On May 31, 2015 Dolphin sold to IFISA 46 million Series 4 warrants for a total amount of NIS0.46 million (equivalent to US$0.12 million as of the date of the transaction), on condition that IFISA agrees to exercise all of them when so required by IDBD to Dolphin, in accordance with the proposal made on May 6, 2015 (as detailed below).

On June 3, 2015 in accordance with the Dolphin proposal dated May 6, 2015, Dolphin exercised 44.2 million Series 4 warrants for a total amount of NIS73.5 million (equivalent to US$19.2 million at the exchange rate prevailing on such date) and IFISA exercised 46 million Series 4 warrants for a total aggregate amount of NIS76.5 million.

As a result of the transactions described above, as of June 30, 2015, Dolphin held an aggregate number of 324,445,664 shares, 15,988,787 Series 3 warrants, 24,897,859 Series 4 warrants, 109,342,966 Series 5 warrants and 97,833,180 Series 6 warrants, accounting for a 49.0% share interest in IDBD, and IFISA held 117,390,470 shares accounting for a 17.73% share interest in IDBD. In addition, as of June 30, 2015 Dolphin held 406,978 shares of DIC, representing a direct interest of 0.48%.

As of June 30, 2015, IDBD’s Board of Directors consisted of nine members, three of which were appointed by Dolphin as regular directors: Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain (on July 7 Roni Bar- On replaced him) and Saúl Zang.

For more information, see “Item 4—Recent Developments.”

IDBD Arbitration

On February and March 2015 Dolphin and Extra exchanged letters mainly in relation to claims from Extra in connection with the Rights Offering and Extra’s claim demanding a pro rata acquisition of shares of IDBD owned by Dolphin acquired under the Rights Offering,  all the shares acquired thereafter by IFISA and the allocation of certain IDBD shares between Dolphin and Tyrus, asserting in the latter cases the rights under the Shareholders ‘Agreement (first refusal).

Based on the foregoing and in accordance with the provisions of the Shareholders’ Agreement with respect to dispute resolution, on April 30, 2015 arbitration proceedings were initiated in Tel Aviv (the “Preliminary Hearing”), and the Israeli law applies thereto. The arbitration proceedings are intended to settle the issues referred to above, and application and interpretation of certain clauses of the Shareholders' Agreement.

In addition, during the Preliminary Hearing, the parties agreed on the rules and procedures that would govern the conduct of the arbitration proceedings and a schedule for such purposes.

On May 28, 2015, before the filing of the arbitration claim, Extra triggered the Buy Me Buy You (“BMBY”) clause in the Shareholders´ Agreement, which establishes that each party to the Shareholders Agreement may offer to the counterparty to acquire (or sell, as the case may be) the shares it holds in IDBD at a fixed price; and within 14 days from delivery of the BMBY notice (the “Notice”) recipient should let it know whether it desires to sell or acquire the other party’s shares pursuant to the terms of the Notice, in accordance with the provisions of the Shareholders Agreement. In the Notice, Extra further added that the purchaser thereunder would be required to assume all obligations of seller under the Arrangement.

On June 10 and 11, 2015, Dolphin gave notice to Extra of its intention to buy all the shares of IDBD held by Extra, asserted its defenses and its interpretation about application and construction of the BMBY, establishing that Extra’s interpretation of such mechanism was inaccurate, and pursuant to the BMBY clause, Dolphin was not required to assume all of the obligations under the Arrangement, but that if the arbitrator shall decide that Dolphin is required to assume such obligations, then Dolphin would still be the purchasing party in the BMBY.

As a result, the parties pursued arbitration to settle their disputes and in respect of the correct interpretation of the BMBY clause, in order to determine, first, who would be the purchaser under the BMBY clause, and whether such party will be under the obligation to assume all the obligations of seller under the Arrangement.

For such purposes, the arbitrator decided to divide the arbitration proceedings into two phases: the first one to deal with the disputes related to application and interpretation of the mechanism under the BMBY clause and the second one in relation to the parties’ additional claims.

The parties then filed their respective arguments related to the application and interpretation of the BMBY clause mechanism, and two hearings were held on July 19 and July 22, 2015 in order to reach a decision on this matter.

 Moreover, on June 28 and 30, 2015 Extra filed a motion with the arbitrator requesting an injunction preventing changes in IDBD’s current Board of Director’s composition at IDBD’s annual shareholders’ meeting held on July 7, 2015.

For more information, see “Item 4—Recent Developments.”

Proposals to IDBD

On December 29, 2014, Dolphin agreed to inject funds in IDBD, directly or indirectly, through entities controlled by Eduardo Sergio Elsztain, for at least NIS256 million and up to NIS400 million, as follows: (i) NIS256 million through the exercise of the New Rights arising from the Rights Offering by Dolphin; (ii) an additional investment (the “Additional Investment”) for an amount equivalent to (a) the Maximum Immediate Payment), less (b) the amount received by IDBD under the Rights Offering, excluding the exercise of the new warrants, but in no case for an amount higher than NIS144 million. The Additional Investment will be made by Dolphin or by any entity directly or indirectly controlled by Eduardo Sergio Elsztain exercising additional rights to be acquired by them or, if such rights are not acquired, by participating in another rights offering to be made by IDBD.

On February 10, 2015, Dolphin subscribed a total of NIS391.5 million, with a remaining contribution commitment of NIS8.5 million.

In addition, Dolphin committed to (i) exercise the Series 4 warrants for a total amount of NIS150 million if so requested by IDBD’s Board of Directors within six to 12 months as from the Rights Offering date; and (ii) exercise the remaining Series 4, 5 and 6 warrants received under the Rights Offering, subject to the satisfaction of two conditions simultaneously: (a) that IDBD and its creditors reach an agreement to amend certain debt covenants; and (b) that a control permit over Clal is given by the Capital Markets, Insurance and Savings Commissioner of Israel.

On May 6, 2015, Dolphin submitted to IDBD’s Board of Directors a binding and irrevocable proposal, which mainly provided the following:

 •

 Appointment of Eduardo Sergio Elsztain as sole chairman of IDBD’s Board of Directors;

 •

Dolphin’s commitment (directly or through any vehicle controlled by Eduardo Sergio Elsztain) to accelerate its obligation to exercise the Series 4 warrants for NIS150 million, and thus IDBD will have the possibility to require their exercise since May 20, 2015 (later it was clarified that this date would be no later than June 2, 2015) instead of on July 19, 2015, provided that before May 20, 2015, IDBD receives a written irrevocable commitment from the representatives of the IDBD bondholders to the effect that until July 20, 2015 they will not call a bondholders meeting (unless they are required to do so under the applicable laws) that includes in its agenda any of the following items:

 i)

 Appointment of advisers (financial, legal or otherwise);

 ii)

 Appointment of a committee representing IDBD’s bondholders (as defined below);

 iii)

 File legal actions against IDBD; and

 iv)

 Accelerate the maturity or demand immediate payment of any indebtedness of IDBD.

 •

IDBD’s Board of Directors should set up a committee composed of two members of IDBD’s monitoring committee and two members of IDBD’s board appointed by Dolphin, which shall have the following duties, subject to the applicable law (later it was clarified that such committee shall not have the authority to make any decision but rather only to make recommendations to the board of directors):

 i)

 Manage, discuss, negotiate and conclude negotiations with the representatives of IDBD’s bondholders regarding their requests;

 ii)

 Negotiate with IDBD’s financial creditors a new set of covenants for IDBD’s financial indebtedness; and

 iii)

 Devise a business and financial plan for IDBD.

 •

Dolphin (directly or through any vehicle controlled by Eduardo Sergio Elsztain), promised to submit offers to purchase IDBD shares in the public phase of the public offering at an amount of up to NIS100 million at a price per share which is no less than the opening price in the public phase of the public offering, and subject to the following conditions, inter alia:

 i)

That IDBD makes a public offering of its shares under terms acceptable to the market and approved by IDBD’s Board of Directors, for an amount of at least NIS100 million and not to exceed NIS125 million, and that the offering is made between October 1, 2015 and November 15, 2015.

 ii)

The commitment assumed by Dolphin would automatically expire upon the occurrence of any of the following events before the day of the public auction under the public offering: (i) if any of IDBD’s creditors or any of the representatives of IDBD’s bondholders files legal actions against IDBD, including a request for early or immediate repayment or acceleration of any portion of IDBD’s debt; (ii) if a meeting of any of IDBD’s bondholders is called including in its agenda any of the matters set forth above; (iii) if IDBD receives capital contributions for a total amount of NIS100 million in any manner, whether through a rights offering, the exercise of warrants, a private or public placement, and if such contributions are made by Dolphin directly or through any vehicle controlled by Eduardo Sergio Elsztain (apart from the capital contributions creditable against the remaining NIS8.5 million obligation under Dolphin’s irrevocable proposal dated December 29, 2014), or by any other individual or legal entity, or the investor public, and at any event when the aggregate amount of such capital contributions under paragraph 5 (d) (iii) of the proposal so submitted is lower than NIS100 million, Dolphin’s commitment under Section 5 (c) above would be reduced accordingly; or (iv) if a material adverse event or change occurs in IDBD or its control structure or in any of its material affiliates.

On May 7, 2015, IDBD’s Board of Directors approved the proposal and Eduardo Sergio Elsztain was appointed sole Chairman of IDBD’s Board of Directors.

On June 3, 2015, pursuant to Dolphin´s original proposal dated December 29, 2014, as amended by paragraph (ii) of the proposal dated May 6, 2015, Dolphin exercised 44.2 million Series 4 warrants, while IFISA exercised the remaining Series 4 warrants required to complete the total NIS150 million commitments. Therefore, the commitment was satisfied as of June 30, 2015.

Proposal to IDBD and DIC

On June 29, 2015, Dolphin submitted an irrevocable proposal to IDBD and DIC (the “Proposal Sent to IDBD and DIC”) which offered that, subject to its approval by the Boards of Directors of both companies, DIC would start as soon as possible a rights offering for up to approximately NIS500 million (“DIC’s Rights Offering”) (equivalent to US$132.5 million at the exchange rate prevailing as of June 30, 2015). Under DIC’s Rights Offering, each shareholder of DIC would receive, for no consideration, DIC’s right units consisting of 4 series of warrants issued by DIC (which would be registered for trading in the TASE), each of which would be exercisable for one common share of DIC (“DIC’s Warrants”), with the following features:

 •

 DIC’s Warrants would be divided into 4 series, and the exercise price of each of such series would be approximately NIS125 million, as follows:

 i)

The first series of warrants would be exercisable until December 21, 2015, for a price to be determined based on acceptable market conditions and after consultation with capital market experts, but in no case for a higher price than NIS6.53 (“DIC’s #1 Warrants”).

 ii)

 The second series of warrants would be exercisable until December 21, 2016, for an exercise price equivalent to 110% of DIC’s #1 Warrants’ exercise price.

 iii)

The third series of warrants would be exercisable until December 21, 2017, for an exercise price of: (i) 110% of DIC’s #1 Warrants’ exercise price, in the event they are exercised before December 21, 2016; or (ii) 120% of DIC’s #1 Warrants’ exercise price if they are exercised between December 21, 2016 and December 21, 2017.

 iv)

The fourth series of warrants would be exercisable until December 21, 2018, for an exercise price of: (i) 110% of DIC’s #1 Warrants’ exercise price, in the event they are exercised before December 21, 2016; or (ii) 130% of DIC’s #1 Warrants’ exercise price if they are exercised between December 21, 2016 and December 21, 2018.

 •

As part of DIC’s Rights Offering, IDBD would promise to exercise all DIC’s #1 Warrants issued in favor of IDBD, for a total amount of approximately NIS92.5 million (“IDBD’s Investment Amount”) by December 21, 2015, provided that the following conditions have been satisfied as of such date:

 i)

 IDBD should have the written consent of IDBD’s main lenders for IDBD to exercise DIC’s #1 Warrants issued in its favor under DIC’s Rights Offering.

 ii)

 IDBD should have conducted and completed a Public Offering (as defined below), under which it should have raised an amount of at least NIS200 million.

 iii)

IDBD should have received the written consent of its main lenders in order for any amount injected as capital in IDBD after the date of such proposal in excess of NIS100 million and up to NIS350 million, to be used at any time for injection from IDBD into DIC, through any capital injection method.

 iv)

IDBD's obligation expires upon the occurrence of any of the events which result in the expiration of Dolphin's commitment pursuant to the proposal (as described below) or in case of a material adverse event or change occurs in IDBD or its control structure or in any of its material affiliates.

 •

 In turn, Dolphin proposed the following to IDBD:

 i)

IDBD’s public offering amount under Dolphin’s proposal dated May 6 would be increased by at least NIS100 million and up to NIS125 million (the “Public Offering under the Proposal to IDBD and DIC”). In other words, the total amount would be increased from a minimum of NIS100 million to a minimum of NIS200 million, and the maximum amount would be increased from a maximum of NIS125 million to a maximum of NIS250 million (the “Total Increased Amount”).

 ii)

Therefore, Dolphin’s obligation to participate in the Public Offering under the Proposal to IDBD and DIC would be increased (compared to the proposal dated May 6, 2015) by an amount equal to the difference between the Total Increased Amount and the total amount of commitments received, always provided that such amounts were not higher than NIS200 million (the “Capital Contribution Amount”).

 iii)

The approval of this proposal would constitute IDBD’s confirmation and approval that all of Dolphin’s commitments under this proposal would imply the full and complete settlement of its remaining obligations to inject NIS8.5 million in IDBD, pursuant to Dolphin’s irrevocable proposal dated December 29, 2014 (provided however that Dolphin shall participate in an amount exceeding NIS8.5 million).

 iv)

 The amount mention in section 5(d)(iii) of the May 6 proposal shall be NIS200 million.

 v)

Dolphin’s commitment would automatically expire upon the occurrence of any of the following events: (i) if any of DIC’s creditors or any of the trustees of DIC’s bonds filed any legal action against DIC, including a request for early repayment or acceleration of any portion of DIC’s debt; and/or (ii) if any meeting of DIC’s bondholders included in its agenda any or many of the following matters: (a) appointment of advisers (financial, legal or otherwise); (b) appointment of a committee of representatives of DIC’s bondholders; (c) filing of any legal action against DIC; and/or (d) request for early or immediate repayment of any portion of DIC’s debt, or any similar discussion.

The Proposal to IDBD and DIC was binding and irrevocable, and it was valid up to July 13, 2015 (later extended to July 16, 2015) and expired on such date if the Boards of Directors of IDBD and DIC did not accept it and approve it unconditionally. On July 9 and 16, 2015, Dolphin submitted clarifications on the Proposal to IDBD and DIC. The Proposal to IDBD and DIC was approved by IDBD’s Board of Directors on July 16, 2015.

For more information, see “Item 4—Recent Developments.”

As Dolphin is a subsidiary that qualifies as a VCO in accordance with the IAS 28 exemption referred to in Note 2.3 (d), the Company has recorded its interest in IDBD at fair value with changes in the income statement.

Disposal of financial assets

During August 2014, IRSA sold through its subsidiary REIG IV the remaining balance of 1 million shares of Hersha, at an average price of US$6.74 per share.

Changes in non-controlling interest

IRSA Commercial Properties

During the fiscal year 2015, the Company acquired an additional equity interest of 0.10% of IRSA Commercial Properties for a total consideration of Ps. 5.7 million. As a result of this transaction, the non-controlling interest was reduced by Ps.0.9 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 4.8 million. The equity interest in IRSA Commercial Properties as of June 30, 2015 amounts to 95.80%. The effect on shareholders’ equity of this change in the equity interest in IRSA Commercial Properties is summarized as follows:

 Ps. (in thousands)

 Carrying value of non-controlling interest

949

 Price paid for the non-controlling interest

(5,750
)

 Reserve recognized in the Shareholders’ equity

(4,801
)

Dolphin

During February 2015 the Company through its subsidiaries, contributed an amount of US$ 146 million in Dolphin. Such amount was also allocated to increase Dolphin’s investment in IDBD. Consequently, the Company recognized a decrease in non-controlling interest for an amount of Ps. 21.0 million and an increase in equity attributable to holders of the parent.

 Ps. (in thousands)

 Carrying value of non-controlling interest

20,950

 Price paid for the non-controlling interest

-

 Reserve recognized in the Shareholders’ equity

20,950

Sale of Associates

On February 5, 2014, the Company, through Ritelco S.A (“Ritelco”), sold its interest in Bitania 26 S.A., representing 49% of its capital stock, for an amount of US$4.2 million. Such transaction generated a net gain of approximately Ps. 13.3 million which are shown in the line "Other operating results, net" in the Statements of income.

BACS Banco de Crédito y Securitización S.A.

The Company through Tyrus S.A. (“Tyrus”), subscribed a purchase-sale agreement of shares of BACS Banco de Crédito y Securitización S.A. (“BACS”), representing an interest of 6.125%. The transaction amounts to US$ 1.35 million. This operation is yet to be approved by the BCRA. The advance payment related to this transaction is disclosed in “Trade receivables and Other receivables”. In addition, on June 17, 2015, we subscribed convertible notes, issued by BACS for a nominal value of 100,000,000, which are convertible into common stock.

Rigby Capital reduction

On October 17, 2014, Rigby reduced its capital stock by distributing among existing shareholders, at a pro-rata to their shareholdings, the gain made on the sale of the Madison building. The total amount distributed was US$103.8 million, of which the Company received US$77.4 million (US$ 26.5 million through IRSA International LLC and US$ 50.9 million through IMadison LLC) and US$ 26.4 were distributed to other shareholders. As a result of such reduction, the Company has decided to reverse the corresponding accumulated conversion difference on a pro rata basis, which amounted to Ps. 188.3 million. This reversal has been recognized in the line “Other operating results, net” in the Statements of income.

 Fiscal year ended June 30, 2014

Subscription of shares of Avenida.

On August 29, 2013, the Company, through Torodur, subscribed 3,703,704 shares of Avenida, representing 24.79% of its outstanding capital. At that moment, this company had neither activity nor significant assets. Additionally, the Company acquired a warrant to increase its interest in Avenida up to 37.04%. The transaction price was Ps.13 million, which was fully paid. After acquisition, Avenida established a Company named "Avenida Compras S.A.", a Company incorporated in Argentina and engaged in e-commerce activity. Avenida owns 100% of Avenida Compras S.A.

Stock call Option agreement for Arcos del Gourmet S.A.

On September 16, 2013, IRSA Commercial Properties entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos Gourmet S.A.), whereby the latter granted to IRSA Commercial Properties an exclusive and irrevocable option to purchase 10% of the equity interest in Arcos del Gourmet S.A. The term to exercise the option runs from the execution of the agreement to December 31, 2018. The stock purchase price, in the event option is exercised, is US$ 8.0 million.

Furthermore, in the mentioned agreement a payment of a fixed amount of Ps.2.0 million was arranged, which was cancelled, and another variable amount payable monthly, which results from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission, net of certain expenses, during 5 years counted from the opening of the shopping mall, in relation to the assignment of rights to earn dividends of Arcos del Gourmet S.A. during such period.

Additional acquisition of non-controlling interest

IRSA Commercial Properties

During the year ended June 30, 2014, the Company, through IRSA, acquired an additional equity interest of 0.02% in IRSA Commercial Properties for a total consideration of Ps. 1.2 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.2 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 1.0 million. The effect on shareholders’ equity of this change in the equity interest in IRSA Commercial Properties is summarized as follows:

 Ps. (in thousands)

 Carrying value of non-controlling interest acquired by the Company

182

 Price paid for the non-controlling interest

(1,208
)

 Reserve recognized in the Shareholders’ equity

(1,026
)

Acquisition of common shares of Condor

On January 9, 2014, the Company, through its subsidiary, Real Estate Strategies L.P. (“RES”), granted a loan to Condor for an amount of US$ 2.0 million. This loan included a conversion option whereby RES was allowed to apply the aggregate amount of the loan to purchase common shares of Condor under a “Subscription Rights Offering” or convert the loan directly into common shares of Condor. Additionally, from February 2012, the Company holds two financial instruments in Condor, preferred shares and warrants, which are still held as of the balance sheet date. On June 6, 2014, RES exercised its conversion right to acquire 1,250,000 common shares at US$ 1.60 per share. Because of this acquisition, the Company, through RES, acquired a 26.9% equity interest in Condor.

The fair value of the Company’s investment in Condor was based on the fair value of its net assets. Condor´s main assets consist of 65 hotels in United States operated by various hotel chains. The Company has allocated the price paid at the fair value of net assets acquired based on the information available as of the balance sheet date. Such fair value amounted to Ps. 31.5 million, resulting in a gain on the acquisition of Ps.15.4 million, which has been recognized under “Equity interest in associates and joint ventures” in the income statement for fiscal year ended June 30, 2014.

Sales and acquisitions of investment properties

On November 15, 2013, we sold the 12th floor and two parking units of Maipú 1300 Building and two parking units of Libertador 498 Building. The total price for the transaction was Ps.9.0 million (US$1.5 million). Such transaction generated a gain before tax of approximately Ps.7.5 million.

On January 14, 2014, we sold the 11th floor and seven parking units of Maipú 1300 Building. The total price for the transaction was Ps.9.6 million (US$1.4 million). Such transaction generated a gain before tax of approximately Ps.7.9 million.

On January 24, 2014, we sold the  seventh floor and 28 parking units of Bouchard 551 Building. The total price for the transaction was Ps..124.6 million, equivalent to US$16.0 million. Such transaction generated a gain before tax of approximately Ps.99.9 million.

On April 1, 2014, we sold the fifth and sixth floor and complementary units in Costeros Dique IV Building. The total price for the transaction was Ps.12.4 million (US$1.5 million). Such transaction generated a gain before tax of approximately Ps. 10.5 million.

On April 7, 2014, we sold the 21th and 22th floor, two parking units of Maipú 1300 Building and four parking units of the Libertador 498 Building. The total price of the transaction was Ps.24.1 million (US$3.0 million). Such transaction generated a gain before tax of approximately Ps.20.2 million.

On April 10, 2014, we sold the second floor of Avenida de Mayo 589 building and ten parking units of the Rivadavia 565 Building. The total price of the transaction was Ps.24.2 million (US$3.0 million). Such transaction generated a gain before tax of approximately Ps.20.3 million.

On May 6, 2014, we sold the Constitución 1159 Building. The total price of the transaction was Ps.23.3 million (US$2.9 million). Such transaction generated a gain before tax of approximately Ps.13.4 million.

On May 14, 2014, we sold to Transportadora de Caudales Juncadella the unit 449 of the eighth floor of Bouchard 551 Building. The price of the transaction was Ps.61.8 million (US$7.7 million). Such transaction generated a gain before tax of approximately Ps.50.3 million.

On May 19, 2014, we sold to Inco Sociedad Anónima de Inversión, Industria y Comercio a unit in the ground floor of the Maipú 1300 Building. The price of the transaction was Ps.6.5 million (US$0.8 million). Such transaction generated a gain before tax of approximately Ps.5.5 million.

The properties mentioned above were classified as investment properties until the above-mentioned transactions were executed, which represents a gross lease area of approximately 10,816 m2.

All sales mentioned above led to a combined profit for the Company of Ps.236 million, disclosed within the line “Gain from disposal of investment properties” in the statement of comprehensive income.

On May 22, 2014, IRSA Commercial Properties acquired commercial premises with an area of 40 square meters, adjacent to our shopping Alto Palermo, located on the ground floor of the building located in Santa Fe Av. 3255/57/59 for US$ 3.8 million.

 Fiscal year ended June 30, 2013

Additional acquisition of non-controlling interest

IRSA Commercial Properties

During the fiscal year ended June 30, 2013, the Company, through IRSA and E-Commerce Latina S.A., acquired an additional equity interest of 0.1% of IRSA Commercial Properties for a total consideration of Ps. 2.3 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.8 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 1.5 million. The effect on shareholders’ equity of this change in the equity interest in IRSA Commercial Properties is summarized as follows:

 Ps. (in thousands)

 Carrying value of non-controlling interest acquired by the Company

824

 Price paid for the non-controlling interest

(2,364
)

 Reserve recognized in the Shareholders’ equity

(1,540
)

Arcos del Gourmet S.A. (Arcos)

On June 7, 2013, the Company, through IRSA Commercial Properties, acquired an additional 1.815% equity interest of its controlled company Arcos, for a total amount of US$ 0.8 million. The amount recorded of the non-controlling interest in Arcos at the acquisition date was Ps. 7,357 (representing 11.815% of the ownership interest). As a result of this transaction, the non-controlling interest was increased in Ps. 857 and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 3,687. The effect on shareholder´s equity of the parent of this change in the equity interest in Arcos during fiscal year 2013 is summarized as follows:

 Ps. (in thousands)

 Carrying value of the equity interests acquired by the Company

857

 Price paid for the non-controlling interest

(4,544
)

 Reserve recognized in the parent’s equity due to the acquisition

(3,687
)

Acquisition of equity interest in joint venture

On November 29, 2012, IRSA Commercial Properties acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”) for Ps.25.9 million. Additionally, IRSA Commercial Properties paid Ps.6.1 million, subject to the acquisition of the remaining 50% of the shares of La Rural S.A. (“LRSA”). According to terms and conditions of the agreement, the amount paid will be returned to the Company, in case mentioned acquisition is not completed. Under the acquisition agreement, IRSA Commercial Properties is entitled to exercise joint control over EHSA. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of LRSA, whereby it has joint control over this company together with Sociedad Rural Argentina (“SRA”) who owns the remaining 50%. Thus, IRSA Commercial Properties is the owner of an indirect interest of 25% in LRSA, whose main asset consists of an usufruct agreement on the Predio Ferial de Buenos Aires, located between Cerviño, Sarmiento, Santa Fe Avenues and Oro street, in the city of Buenos Aires (the “Predio Ferial”) entered into with SRA, owner of such Predio Ferial. The amount of Ps. 6.1 million has been included as an asset, in the line trade and other receivables together with accrued interest.

The fair value of the IRSA Commercial Properties’ investment in the joint venture was determined based on the fair value of EHSA’s net assets, with the rights of use being the main asset. IRSA Commercial Properties has allocated the price paid at the fair value of the net assets acquired. Such allocation and the goodwill were recognized under the line “Investments in associates and joint venture” in the statement of financial as of June 30, 2013.

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

Disposal of financial assets

During the year ended June 30, 2013, the Company sold 17,105,629 ordinary shares of Hersha for a total amount of US$ 92.5 million. Therefore, the Company's equity interest in Hersha's capital stock decreased from 9.13% (at the beginning of the year) to 0.49%.

In November and December 2012, the Company sold all of its shareholdings in NH Hoteles S.A. (138,572 shares for €0.38 million) and in NH Hoteles S.A. (387,758 shares for  US$1.4 million).

In December 2012, IRSA sold all of its shareholdings in Metrovacesa F (1,238,990 shares for €2.7 million); Metrovacesa SM (229,995 shares for €0.5 million) and Metrovacesa F (919,087 shares for US$2.7 million).

Sales of investment properties

On August 31, 2012, we sold certain functional units of “Libertador 498” Building of the Autonomous City of Buenos Aires. The price for the transaction was Ps.15.0 million, which was paid upon the execution of the title conveyance deeds. This transaction generated a gain of Ps.12.7 million.

On September 14, 2012, we sold certain functional units on floors 18 and 19, as well as parking areas, of Bouchard 551 Building. price for the transaction was US$ 8.5 million, which was paid upon execution of the conveyance deed. This transaction generated a gain of Ps. 18.4 million.

On October 4 and 11, 2012, we sold several functional units (stores and parking spaces) of “Libertador 498” Building. The price for the transaction  was Ps. 29.4 million, which has been completely collected. This transaction generated a gain of Ps. 24.9 million.

On January 8, 2013, we sold certain functional units (stores and parking spaces) of “Costeros Dique IV” Building. The price for the transaction was Ps. 9.2 million. This transaction generated a gain of Ps. 7.8 million.

On May 8, 2013, we sold the 17th floor and two parking units of Maipú 1300 Building and two parking units of Libertador 498 Building. The price for the transaction was Ps. 7.8 million (US$ 1.5 million). This transaction generated a gain of Ps. 6.0 million.

On May 20, 2013, we sold the 6th floor, two parking units of Maipú 1300 Building and two parking units of Libertador 498 Building. The price for the transaction was Ps. 7.6 million (US$ 1.45 million), which has been completely collected. This transaction generated a gain of Ps. 6.0 million.

On June 28, 2013, we sold the fourth, fifth, and sixth floors and 56 parking units of Bouchard 551 Building. The price for the transaction was Ps. 148.7 million, equivalent to US$ 27.6 million. This transaction generated a gain of Ps. 108.0 million.

The properties mentioned above were classified as investment properties until the above-mentioned transactions were executed, which represents a gross lease area of approximately 14,442 square meters.

All sales mentioned above led to a combined profit for the Company of Ps. 184 million, disclosed within the line “Gain from disposal of investment properties” in the statement of comprehensive income.

Acquisition of Rigby 183 LLC

On November 27, 2012, the Company, through its subsidiary IRSA International LLC, acquired an additional equity interest of 25.5% in Rigby’s capital stock, thus taking control over said company. The goodwill from the acquisition, which amounts to Ps. 45.7 million, is attributable to the synergies expected to be achieved by combining the Company’s and Rigby’s operations.

The acquisition-related costs, which amounted to Ps. 2.6 million, were charged under “General and Administrative Expenses” line in the statement of comprehensive income.

The fair value of the investment property acquired is Ps. 679.2 million and was assessed by a qualified independent appraiser. The fair value of trade and other receivables amounts to Ps. 2.3 million, including trade receivables in the amount of Ps. 0.1 million. As of the acquisition date, the Company estimates that these receivables are recoverable. The fair value of the non-controlling interest in Rigby, an unlisted company, has been determined on a proportional basis to the fair value of net acquired assets.

The Company has recognized gains of Ps. 124.1 million derived from the reassessment of the fair value of the 49% interest held in Rigby before the business combination. In addition, all cumulative currency translation gains (losses) accumulated in shareholders’ equity from the interest held in Rigby before the business combination (Ps. 12.9 million) were charged to income. These gains were disclosed under "Other operating results, net" line in the statement of comprehensive income.

The revenues Rigby has generated since November 27, 2012 and that have been disclosed in the consolidated statement of comprehensive income amount to Ps. 40.9 million. Rigby has also run a net gain of Ps. 8.1 million during said period. If Rigby had been included in the consolidation since July 1st, 2012, the Company´s consolidated statement of comprehensive income would have shown pro-forma revenues in the amount of Ps. 2,202.9 million and pro-forma net income of Ps. 297.5 million.

Disposal of joint ventures

On June 28, 2013, IRSA sold to Euromayor S.A. de Inversiones 100% of its equity interest in Canteras Natal Crespo S.A., accounting for a 50% interest in that company’s capital stock for an aggregate amount of US$ 4.2 million; out of that amount, US$ 1.4 million was cashed in July 2013, with the balance being payable as follows: US$ 2.4 million on March 31, 2014 and US$ 0.4 million against delivery to IRSA of certain lots in the development to be carried out in Canteras Natal Crespo S.A.’s property, or in cash, what IRSA decides. IRSA was granted a security interest on the 100% of Canteras Natal Crespo S.A.’s shares to secure payment of the remaining balance.

Disposal of subsidiaries

During the year ended June 30, 2013, the Company sold to Doneldon S.A. 100% of Sedelor S.A.’s, Alafox S.A.’s and Codalis S.A.’s capital stock, all of them companies incorporated in the Republic of Uruguay, with no business activity. Then, the Company sold to Cresud the 100% of Doneldon S.A.’s capital stock.

Transactions and authorizations pending

Paraná plot of land

On June 30, 2009, the Company, through IRSA Commercial Properties, subscribed a Letter of Intent by which it stated its intention to acquire from WalMart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and operate a shopping center or mall.

On August 12, 2010, the prchase agreement was executed. The purchase price was US$ 0.5 million to be paid as follows: (i) US$ 0.05 million had been settled as prepayment on July 14, 2009, (ii) US$ 0.1 million was settled upon executing such agreement, and (iii) US$ 0.35 million will be paid upon executing the title deed. The mentioned payments were recorded as an advance under “Trade and other receivables” line.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership would be granted on June 30, 2012, or within 60 consecutive days from the date in which the selling party evidences with a certified copy before the buying party that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A..

On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within 60 days from the date the seller provides reliable notification to the buyer that the property is not subject to any levy, encumbrance, restrictions on ownership, except for the right of way already mentioned. As of the date of this annual report, evidence of such notice has not been provided.

Acquisition of a commercial center goodwill

The Company, through IRSA Commercial Properties, has signed an offering letter on December 2007, for acquiring building and running a commercial center in a real estate owned by INC S.A. (“INC”), located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was US$ 1.3 million. Out of this total, US$ 0.05 million were paid. The mentioned payment was recorded as an advance under “Trade and other receivables” line.

Capital Expenditures

Fiscal Year 2015. During the fiscal year ended June 30, 2015, we invested Ps. 532.3 million, mainly related to: (a) improvements in our Sheraton Libertador, Intercontinental and Llao Llao hotels (Ps. 1.2 million, Ps. 9.0 million and Ps. 4.5 million, respectively), (b) Ps. 14 million allocated to advances for the acquisition of investments in general, (c) Ps. 35 million related to the acquisition of furniture and fixtures, machinery, equipment, vehicles and facilities, (d) Ps. 186.5 million related to the development of properties, of which Ps. 1.5 million are related to Distrito Arcos and Ps. 185 million are related to Alto Comahue, (d) Ps. 60.4 million related to improvements in our shopping centers, (e) Ps. 5.6 million related to improvements to our offices and other rental properties, (f) Ps. 214.6 million related to the acquisition of “La Adela”, (g) Ps. 1.6 million related to the acquisition of land reserves.

Fiscal Year 2014. During the fiscal year ended June 30, 2014, we invested Ps. 318.4 million, mainly due to (a) improvements in our Sheraton Libertador, Intercontinental and Llao Llao hotels (Ps. 5.6 million, Ps. 2.1 million and Ps. 2.3 million, respectively), (b) Ps. 9.5 million related to the acquisition of furniture and fixtures, machinery, equipment and facilities, (c) improvements in our shopping centers for Ps. 61.1 million, (d) Ps. 179.3 million allocated to the development of properties, corresponding Ps. 99.9 million to “Distrito Arcos” project and Ps. 79.4 million to “Shopping Neuquén” project, (e) Ps. 29.6 million allocated to advances for the acquisition of investments in general, (f) Ps. 24.0 million allocated to improvements of our offices and other rental properties, and (g) Ps. 0.5 million related to the acquisition of land reserves.

Fiscal Year 2013. During the fiscal year ended June 30, 2013, we invested Ps. 920.9 million, mainly due to (a) improvements in our Sheraton Libertador, Intercontinental and Llao Llao hotels for (Ps. 0.9 million, Ps. 2.6 million and Ps.0.4 million, respectively), (b) acquisition of furniture and fixtures, machinery, equipment, and facilities for Ps. 11.6 million, (c) improvements made to our shopping centers for Ps. 56.9 million, (d) development of properties for Ps. 144.2 million, corresponding Ps. 117.9 million to “Distrito Arcos” project and Ps. 26.3 million to “Alto Comahue” project, (e) Ps. 15.8 million allocated to advances for the acquisition of investments in general, (f) improvements in our office buildings and other rental properties for Ps. 7.6 million, (g) the purchase of an additional 25.5% equity interest in Rigby’s capital stock for Ps. 679.2 million, and (h) the acquisition of land reserves for Ps. 1.8 million.

Recent Developments

.

Investment in IDBD

On July 6, 2015, the arbitrator granted an injunction requested by Extra, therefore Dolphin appointed only three directors for the next meeting and may appoint such number of directors until the arbitrator issues a final decision about who is the purchaser under the BMBY process.

On July 9 and 16, 2015, Dolphin submitted certain clarifications to the Proposal Sent to IDBD and DIC dated June 29, 2015.

On July 9, 2015, the main clarifications were as follows:

 •

The termination or expiration of the Proposal to IDBD and DIC would not repeal the commitments undertaken by Dolphin under the proposal submitted by Dolphin to IDBD on May 6, 2015 always provided that such commitments continued in full force and effect subject to the proposed terms, or Dolphin’s remaining commitment to inject NIS8.5 million in IDBD pursuant to its irrevocable proposal dated December 29, 2014.

 •

A further condition would be added to the Proposal to IDBD and DIC whereby if Dolphin’s interest in the rights public offering were lower than NIS8.5 million, Dolphin would remain obliged vis-à-vis IDBD to inject the remaining amount arising from subtracting NIS8.5 million and the amount effectively injected at this instance by Dolphin.

 •

IDBD would replace its commitment to exercise DIC’s Series 1 warrants for NIS92.5 million with the commitment to exercise the Series 1 warrants for at least the amount that results from subtracting (a) the Capital Contribution Amount; less (b) NIS100 million, always provided that such amount does not exceed NIS92.5 million.

On July 13, 2015, Dolphin extended the maturity of the Proposal to IDBD and DIC until July 16, 2015. In addition, on July 16, 2015, Dolphin submitted additional clarifications to the Proposal to IDBD and DIC dated June 29, 2015 and July 9, 2015, which provided as follows:

 •

Dolphin agrees that the new shares to be acquired by Dolphin or any entity controlled by Eduardo Sergio Elsztain under the public offering of shares to be made by IDBD during October 2015 would not grant to it the right to participate in the Tender Offer always provided that such new shares are still held by Dolphin or an entity controlled by Eduardo Sergio Elsztain. Notwithstanding, nothing will prevent Dolphin and/or the entity controlled by Eduardo Sergio Elsztain that holds such new shares to be acquired under the public offering to be made in October 2015 by IDBD from freely disposing of them.

On July 16, 2015, IDBD’s Board of Directors approved a capital increase by means of a public offering pursuant to the terms proposed by Dolphin in the Proposal to IDBD and DIC, and to exercise DIC’s warrants, all based on Dolphin’s irrevocable commitment to participate in the referred capital increase. IDBD plans to carry out the public offering between October 1 and November 15, 2015, subject to the company’s corporate approvals, other statutory consents required and the fact that the exercise of DIC’s warrants can be made pursuant to the terms and conditions set forth in Dolphin’s proposal.

On July 16, 2015, DIC’s Board of Directors accepted the Proposal to IDBD and DIC and instructed its management to take such steps as necessary in order to make a rights offering pursuant to Dolphin’s proposal. On August 28, 2015, DIC published a shelf offering report for the issuance of rights to its shareholders. On September 6, 2015, DIC completed the rights offering process, issuing four series of warrants to its shareholders, which are exercisable into DIC shares. As of the date hereof, IDBD has not completed the capital injection in DIC.

On August 16, 2015, the Arrangement Trustees submitted a petition to the Tel-Aviv Jaffo Court for it to determine that: (a) IFISA would be subject to the commitments in the Arrangement jointly and severally with Dolphin; (b) the shares held by IFISA or any other company controlled by Eduardo Sergio Elsztain (including Dolphin) would not be eligible to take part in the Tender Offer; and (c) the shares held by any company controlled by any of the controlling shareholders of IDBD, including any corporations controlled by Eduardo Sergio Elsztain (including Dolphin) and transferred to other entities would not be eligible to take part in the Tender Offer. On August 31, 2015, the competent court asked the Arrangement Trustees to make a supplementary filing to the one dated August 16, 2015, identifying the parties to whom such request was addressed, which filing was made on the above mentioned date. On September 7, 2015 the court dismissed the Arrangement Trustees' filing for failure to submit the supplementary filing requested by the competent court on August 31, 2015.

On August 17, 2015, the Arrangement Trustees submitted to IDBD, its Board of Directors, Dolphin and Extra (among others) an alternative scheme to the one proposed by Dolphin on May 27, 2015 as part of Dolphin’s and Extra’s obligations under the Tender Offer (the “Trustees' Proposal”) which was filed with the competent court. The Trustees’ Proposal provided as follows:

 •

Replacement of the obligation to carry out Tender Offers for a total of NIS512 million with the obligation by Dolphin and Extra (and/or their related parties) to inject NIS512 million in IDBD against the issuance of bonds. The NIS512 million would be injected in two tranches of NIS256 million each (the “First Tranche” and the “Second Tranche”, respectively).

 i)

The First Tranche would be completed by December 31, 2015, and against its injection IDBD would issue in favor of such investors other than Dolphin, Extra and/or any of their related parties (the “Minority Investors”) bonds for a principal amount of NIS256 million, by reopening Series 9 (“Series 9”), or by issuing a new series of bonds under terms and conditions replicating those of Series 9 (“IDBD’s New Bonds”).

 ii)

 The Second Tranche would be completed by January 31, 2016 and against its injection the Minority Investors would receive IDBD’s New Bonds for a principal amount of NIS256 million.

 iii)

 Following the exercise of the First Tranche and Second Tranche, Minority Investors would deliver 64 million shares to the obligors under the Tender Offer.

 iv)

In addition, on January 31, 2016, Dolphin and Extra (or any of their related parties) would purchase the remaining shares held by the Minority Investors for a total of NIS90 million, payable on that same date.

 •

 If the sale of Clal is consummated, IDBD will carry out a partial bond repurchase offering at par value among all series of bonds.

 •

 The Trustees’ Proposal would be carried out before IDBD launches a new issuance of shares or rights or, alternatively, each new share or right issued would not be part of the proposal as submitted.

 •

 The Trustees’ Proposal is not approved by the Minority Investors; and such approval would be sought after the proposal is accepted by IDBD, Dolphin and Extra.

On August 30, 2015, IDBD sent a request on Dolphin and Extra for them to express their position on the Trustees’ Proposal, without setting a specific date for their response.

On September 3, 2015 Dolphin rejected the Trustees' Proposal and, therefore, it is invalid as of the date of issuance of these Financial Statements.

On September 9, 2015, The Arrangement Trustees filed to the Tel Aviv District Court an amended application for instructions (the “Application of the Arrangement Trustees”), to which Dolphin, IFISA, Extra and others were added as parties, requesting Court to instruct that IFISA is obliged to all the Investors' obligations under the Arrangement; that the IDBD shares held by any entity controlled by Eduardo Sergio Elsztain are not entitled to participate in the tender offers and that IDBD shares held or were held by Eduardo Sergio Elsztain and Mr. Ben Moshe and/or by any other entity controlled by them, and were transferred or will be transferred to others, are also not entitled to participate in the tender offers.

On September 24, 2015, the arbitrator granted the arbitration award related to the BMBY process, pursuant to which Dolphin and IFISA were designated as buyers in the BMBY process, and consequently Extra was designated as the seller; in the aforementioned framework Extra has to sell all the shares held in IDBD (92,665,925 shares) at a price of NIS1.64 per share.

On September 24, 2015, the Arrangement Trustees submitted to the Court an application for a temporary injunction prohibiting Dolphin, IFISA, Extra and other vehicle and/or their representatives to carry out any action or transactions regarding the Company's shares, until the Court's decision in the Application of the Arrangement Trustees, as described above.

On October 1, 2015, Dolphin and IFISA submitted to the Court their response to the Application of the Arrangement Trustees’. Dolphin asked the court to dismiss the Arrangement Trustees petition, and their position included the following arguments: (a) IFISA is not obliged to comply with Dolphin's obligations according to the Arrangement; (b) IFISA and any other corporation controlled by Eduardo Sergio Elsztain are eligible to participate as offerees in the Tender Offers according to the Arrangement and (c) The Arrangement Trustees' requirement regarding the eligibility of shares to participate in the tender offers should to be dismissed. Also, Dolphin undertook that upon the closing of the BMBY, 106.6 million shares held by it will not participate in the Tender Offers, as long as these shares are held by entities controlled by Eduardo S. Elsztain.

On October 7, 2015, the Arrangement Trustees submitted to the Court their response to Dolphin and IFISA concerning the Application of the Arrangement Trustees’.

Furthermore, on October 11, 2015, the BMBY process concluded and IFISA purchased all the shares of IDBD (92,665,925 shares) held by Extra, for a total consideration of approximately NIS152 million (equivalent to US$39.7 million as of the date of the transaction). Upon the closing of the transaction, all Extra’s directors in IDBD presented their irrevocable resignation to IDBD’s Board of Directors and the Shareholders Agreement automatically terminated in accordance with its terms. Furthermore, on the same date, Dolphin pledged additional shares as security of the performance of the Tender Offers, rising the number to 64,067,710 pledged shares.

On October 19, 2015, Dolphin and IFISA submitted their response to Court regarding the Application of the Arrangement Trustees in which, among other things, Dolphin clarified that as the offeror in the Tender Offers, it does not intent and will not participate as an offeree in the Tender Offers. Notwithstanding, according to Dolphin’s position, it has the right to offer to any other shareholder of IDBD, including entities controlled by Eduardo Sergio Elsztain, to purchase shares within the Tender Offers and also to sell shares to third parties (including those controlled by Eduardo Sergio Elsztain), and the shares being sold are able to participate as offerees in the Tender Offers, without derogating from Dolphin’s undertakings according to which 106,600,000 shares held by it will not participate in the Tender Offers, as long as they are held by entities controlled by Eduardo Sergio Elsztain).

On October 20, 2015, the Court decided to grant declaratory remedies requested in the Application of the Arrangement Trustees, according to which:

 •

 The shares held by Dolphin and any other company controlled by Eduardo Sergio Elsztain are not entitled to participate as offerees in the Tender Offers.

 •

The shares held or that were held by Dolphin and/or by companies controlled by Eduardo Sergio and which were transferred or will be transferred by them to other parties, will not be entitled to participate in the Tender Offers.

 •

 These remedies will not apply to shares which were acquired from the minority shareholders within the framework of the trade in the stock exchange and which came into the possession of IFISA.

The Court rejected the request of the Arrangement Trustees to determine that IFISA is obliged to undertake all the commitments under the terms of the Arrangement, but stated that Dolphin violated its commitment to make IFISA to commit under the undertakings in accordance with the terms of the Arrangement. Dolphin and IFISA reported to IDBD that they intend to appeal the Court decision.

On October 26, 2015, and following the court decision dated October 20,2015 and the declaratory remedies submitted, Dolphin and IFISA sent a letter to IDBD ("Dolphin and IFISA's Letter") that, according to their position, and as detailed in the letter: (a) The reservation prescribed by the court vis-à-vis the shares which were acquired from the minority shareholders in trading on the stock exchange and which came into the possession of IFISA, applies to the 127,441,396 shares of IDBD held by IFISA and 131,600 shares of IDBD held by Dolphin, which should be entitled to participate as an offeree in the Tender Offers; and (b) with respect of the 51,760,322 additional shares of IDBD presently held by Dolphin, originating in acquisitions from minority shareholders in IDBD, it may be interpreted from the judgement that, those shares cannot participate as an offeree in the Tender Offers, so long as they are held by Dolphin, however Dolphin is not prevented from selling these shares to any third parties, and that in such a case, that third party shall have the right to participate in the Tender Offers for those shares.

On October 29, 2015, the Arrangement Trustees filed an urgent application for a contempt of court order against Dolphin and IFISA (the "Application for Contempt") and to enforce them to follow the court's instructions of October 20, 2015, alleging that Dolphin and IFISA's letter , published by IDBD on October 27, 2015, which informed of the quantity of shares purchased from the minority shareholders within the framework of the trade in the stock exchange is contrary to the court's decision and thus Dolphin and IFISA are acting in contempt of court.

On October 29, 2015, Dolphin and IFISA filed an appeal to the Supreme Court, with respect to the court decision of October 20, 2015, also requesting to hold an urgent hearing on the appeal. The hearing on the appeal was scheduled for December 16, 2015.

On November 2, 2015, Dolphin and IFISA submitted their response to the Application for Contempt, requesting court to dismiss the application as the Contempt of Court Ordinance does not apply to declaratory remedies and as Dolphin and IFISA did not violate any court order.

On November 4, 2015, the Arrangement Trustees filed a rejoinder to Dolphin´s and IFISA's response to the Application for Contempt, requesting the Court to clarify that the Reservation (as defined below) determined in the Court's decision dated October 20, 2015 shall apply exclusively in the case the following conditions apply:: (1) that the shares were acquired in the market from the public; (2) the acquisition was made within the framework of trading on the TASE; and (3): that the shares are currently held by IFISA; accordingly, the Court was requested to clarify that the Dolphin´s and IFISA's position as filed in the letter dated October 26, 2015 is not and cannot be the correct interpretation of the Judgment.

On November 4, 2015, Dolphin and IFISA filed their response to the rejoinder of the Arrangement Trustees, requesting the Court to dismiss the Arrangement Trustees' request to clarify the judgement.

On November 5, 2015, the Court decided to deny the Application for Contempt filed by Arrangement Trustees. However, the Court stated, in an obiter-dictum that Dolphin and IFISA's interpretation of the Reservation in the Decision dated October 20, 2015, within Dolphin and IFISA's letter, stand in contradiction insofar as with regard to the scope of the Reservation.

On November 5, 2015, the Arrangement Trustees sent a letter to Dolphin and IFISA, demanding them, in light of the Court's decision of the same day, to amend Dolphin and IFISA's letter and to inform the Securities Authority and IDBD that all the tender offers will be addressed to the minority shareholders of IDBD and that Dolphin and/or IFISA and any corporation under the control of Mr. Elsztain, will not be offerees in the tender offers and that every share which will be transferred by them to third party, if transferred, will also not be entitled to be an offeree in the tender offer.

On November 5, 2015, the Arrangement Trustees sent a letter to IDBD, demanding it, in light of the Court's decision of the same day, to amend Dolphin and IFISA's letter and to inform the public and the Securities Authority immediately that Dolphin and IFISA's Letter as published by  IDBD, is inconsistent with the court's decision and that all the shares held by Dolphin and IFISA or any corporation within the Elsztain Group or which shall be purchased from those corporations, shall not carry a right to participate in the tender offers as an offeree.

On November 10, 2015, following the request of the ISA to IDBD, IDBD approached Dolphin and IFISA in order to obtain their position with regard to the amount of shares held by corporations controlled by Mr. Eduardo Sergio Elsztain and which are entitled to participate in the Tender Offers according to the Reservation in the Court's decision dated October 20, 2015 (the "First Decision"; the "Reservation") and following the Court's decision dated November 5, 2015 (the "Second Decision"). In response to this request, Dolphin and IFISA notified IDBD that their position, as expressed in Dolphin and IFISA's letter, remains unchanged.

On November 10, 2015, Dolphin and IFISA filed an application to the Supreme Court to schedule the hearing on the appeal, which was scheduled for December 16, 2016, to an earlier date, due to the fact that Dolphin has to publish a Tender Offer by December 31, 2015, in order to have a high level of certainty regarding the legal situation as soon as possible.

On November 12, 2015, IDBD reported that, at its request, Dolphin extended the validity of its commitment with regard to the public offering so that it will be performed no later than November 17, 2015 (instead of the original date of November 15, 2015), which was further extended until December 1, 2015. In addition, IDBD was notified by Dolphin, that discussions are being held between Dolphin and the Arrangement Trustees for a potential amendment to the Arrangement with respect to the Tender Offers, pursuant to which the undertakings to execute the Tender Offers will be transformed to an injection of funds into IDBD and bonds to be issued by IDBD instead of a potential public offering as mentioned above. IDBD further reported that the Arrangement Trustees sent a letter stating that the amendments to the Arrangement regarding the Tender Offers are not acceptable for the bondholders, and that the bondholders may convoke a bondholders´ meeting to discuss such issues if IDBD´s Board of Directors do not disapprove such proposal.

The Company is assessing its defense strategy, as well as the impact of the closing of the BMBY process with IFISA as the purchaser of the shares of IDBD held by Extra

On November 11, the lock-up under the TASE regulations expired, and therefore there are no shares restricted under this provisions as of the date of hereof.

        Class Action Claim

In June 2015, an application for the court to approve the commencement of a class action (the “Class Action”) was filed by four individuals who argue that they were among the creditors of IDBH and that as a result of IDBH’s approved Arrangement they received shares in IDBD and that therefore they were entitled to participate in the Rights Offerings made in 2014 and 2015.The Class action was filed before the applicable courts of Israel against IDBD, Dolphin, Eduardo Sergio Elsztain, Extra and Mordechai Ben Moshe (in their capacities both as controlling shareholders of IDBD and as board members of IDBD) and against the members of IDBD’s Board of Directors and alternate directors who were in office between 2014 and 2015. The amount of the claim is NIS1,048 million (equivalent to US$277.6 million as of June 30, 2015).

As concerns the legal action, pursuant to the applicable laws the proceedings are divided into two stages: (i) the preliminary stage, in which the plaintiff pleads the court to allow the complaint to be admitted as a class action, in which the plaintiff shall prove by producing reasonable evidence that it satisfies the minimum requirements for the class action to qualify as such pursuant to the applicable laws; and (ii) if such requirements are met and the case is admitted as a class action, the substantive proceedings will start.

At present, the Class Action is at the preliminary stage.

Pursuant to the applicable laws the defendants have a 90-day term to file their defense (such term does not include the period from July 21 to September 5, 2015, when the Israeli courts are on recess and an eight days recess during the Jewish holiday of Sukot).

Based on the Israeli legal counsel, it is more likely than not that the Class Action will be dismissed against Dolphin.

In the application for Class Action, the plaintiffs argued, among other things, that IDBD’s controlling shareholders and its Board of Directors acted in concert to frustrate the sale of Clal’s shares to JT Capital Fund (“JT”) and privileged their own interests, causing them material damages as under the terms of the Arrangement they would have been entitled to receive a larger payment had the above mentioned sale been consummated.

In addition, they sustain that the Rights Offerings made in 2014 and 2015 discriminated against the minority shareholders and were carried out without obtaining the required consents (given the personal interest of the controlling shareholders), resulting in the dilution of plaintiffs’ rights’ economic value.

Shares and Convertible Notes of BACS Banco de Crédito y Securitización S.A.

We, through Tyrus, subscribed a purchase-sale agreement of shares of BACS Banco de Crédito y Securitización S.A., representing an interest of 6.125%. The transaction amounts to US$ 1.35 million. This operation is yet to be approved by the Banco Central de la República Argentina, according to regulations in force. The advance payment related to this transaction is disclosed in “Trade and other receivables”.

On June 17, 2015, we subscribed Convertible Notes, issued by BACS Banco de Crédito y Securitización S.A. for a nominal value of Ps. 100.0 million, which are convertible into common stock.

Loan agreements with Inversiones Financieras del Sur S.A.

On July 28, 2015, our subsidiary Dolphin Netherlands granted a loan to IFISA, a company indirectly controlled by Eduardo Elsztain for an aggregate amount of US$ 7.2 million, which will mature on July 2016 and will accrue interests at a rate of f Libor 1M + 3%.

In addition, on October 9, 2015, we, through our subsidiary Reig V L.P. ("Reig V") granted another loan for an aggregate amount of US$40 million to IFISA, which will mature on October 2016 and will accrue interests at a rate of Libor 1M + 3%.

Repurchase of Notes Series V

On August 25, 2015, we repurchased a nominal amount of Ps. 113,762,000 of our Series V Notes for an aggregate amount of Ps.120.5 million, which were cancelled at maturity.

Sale of units in the Intercontinental Plaza Building

On September 10, 2015, IRSA Propiedades closed the sale to an unrelated third party of 5,963 square meters that represent seven floors of office space, 56 parking units and three storage units in the Intercontinental Plaza Building located in the neighborhood of Montserrat in the City of Buenos Aires. After such sale, 7,159 square feet remain in IRSA Propiedades‘portfolio. The purchase price was Ps.324.5 million, which has been fully paid.

Issuance of Series I Notes

 On September 18, 2015 IRSA Propiedades issued Series I Notes under its Global Note Program in an aggregate principal amount of Ps.407,260,000 (equivalent to US$43,441,066.67). Series I Notes have a maturity of 18 months from its issue date, and will bear a mixed interest rate of 26.5% per year during the first three months, and Private Badlar Rate (Tasa Badlar Privada) plus 400 bps per year during the remaining period, playable on a quarterly basis.

Annual Shareholders Meeting.

On October 30, 2015, was held the Ordinary and Extraordinary Shareholders’ Meeting in which was approved the following items:

•	Consideration of documents contemplated in Section 234, paragraph 1, of the Argentine Companies Law No. 19,550 for the fiscal year ended June 30, 2015.
•	Consideration of Board of Directors’ performance.
•	Consideration of Supervisory Committee’s performance.
• Consideration of compensation payable to the Board of Directors for $18,596,284 (total compensation) for the fiscal year ended June 30, 2015. Delegation on the Board of Directors of powers to approve the Audit Committee’s budget.

•	Consideration of compensation payable to the Supervisory Committee for the fiscal year ended June 30, 2015.
•	Determination of the number and election of Regular Directors and Alternate Directors, as applicable.
•	Appointment of Regular and Alternate Members of the Supervisory Committee.
•	Appointment of Certifying Accountant for the next fiscal year and determination of its compensation. Delegation of powers.
•	Updating of report on Shared Services Agreement.
•	Treatment of amounts paid as personal assets tax levied on the shareholders.
•
 Consideration of renewal of delegation on the Board of Directors of the powers to determine the time and currency of issue and further terms and conditions of the notes to be issued under the Global Note Program for up to US$ 300,000,000 currently outstanding, in accordance with the resolutions adopted at the Shareholders’ Meeting dated October 31, 2011.

In addition it was approved to adjourn  the Ordinary and Extraordinary Shareholders’ Meeting to November 26, 2015, in order to consider and approve the following items:

•	Treatment and allocation of net income for the fiscal year ended June 30, 2015. Consideration of payment of a cash dividend for up to $72,000 thousand.
•
Consideration of Special Merger Financial Statements of Unicity SA; Special Merger Financial Statements of Solares de Santa María SA; Special Spin-Off Financial Statements of E-Commerce Latina SA; Special Spin-off-Merger Financial Statements of E-Commerce Latina SA; Special Merger Individual Financial Statements of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) and Consolidated Financial Statements of IRSA for Merger with Solares de Santa María SA and Unicity SA and Spin-Off-Merger with E-Commerce Latina SA prepared as of June 30, 2015, as well as Supervisory Committee’s and Auditor’s Reports. Consideration of preliminary merger agreement with Solares de Santa María SA and Unicity SA and preliminary spin-off-merger agreement with E-Commerce Latina SA and further documents. Authorizations and delegations of powers. Appointment of representative to execute final agreement and carry out additional proceedings.

Sale of units in the Maipú 1300 Building

On November 6, 2015, we closed the sale to an unrelated third party of 864 square meters that represent two floors of office space, and 4 parking units. After such sale, 2,134 square feet remain in our portfolio. The purchase price was U$S 3 million, which has been fully paid.

B. Business Overview

Operations and principal activities

We are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries, equity investees and joint ventures, in a range of diversified real estate-related activities in Argentina, including:

•	the acquisition, development and operation of shopping centers,

•	the acquisition and development of office and other non-shopping center properties primarily for rental purposes,

•	the acquisition and operation of luxury hotels,

•	the development and sale of residential properties,

•	the acquisition of undeveloped land reserves for future development or sale, and

•	selective investments outside Argentina.

We are the only Argentine real estate company whose shares are listed on the Mercado de Valores de Buenos Aires S.A. (“MERVAL”) through the BCBA and whose GDSs are listed on the New York Stock Exchange (“NYSE”).

During the fiscal year ended June 30, 2015, we recorded revenues from sales, leases and services for Ps. 2,515.4 million generating operating income of Ps. 2,515.4 million, whereas our total assets amounted to Ps. 9,629.4 million and our shareholders’ equity was Ps. 2,258.4 million.

Our principal executive offices are located at Bolívar 108, Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina. Our administrative headquarters are located in the Intercontinental Plaza tower, Moreno 877, Floor 22, City of Buenos Aires (C1091AAQ). Our telephone number is +54 (11) 4323-7400, our fax number is +54 (11) 4323-7480 and our website is www.irsa.com.ar.

As of June 30, 2015 we owned 29.99%1 of Banco Hipotecario, one of the leading financial institutions in Argentina, 34.0% of the voting power of the U.S. REIT Condor and an indirect 49.0% of the Israeli company IDBD

We operate our business through six reportable segments, namely “Shopping Centers”, “Offices and Others”, “Sales and Developments”, “Hotels”, “International” and “Financial Operations and Others” as further described below:

Our “Shopping Centers” segment includes the operating results from our portfolio of shopping centers principally comprised of lease and service revenue from tenants. Our Shopping Centers segment had assets of Ps. 2,370.9 million and Ps. 2,286.1 million as of June 30, 2015 and 2014, respectively, representing 37% and 32% of our operating assets at such dates, respectively. Our Shopping Centers segment generated operating income of Ps. 1,190.2 million and Ps. 868.2 million for the financial years ended June 30, 2015 and 2014, respectively, representing 47% and 69%, of our consolidated operating income for such years, respectively.

Our “Offices and Others” segment includes the operating results of our lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants. Our Offices and Others segment had assets of Ps. 991.7 million and Ps. 846.3 million as of June 30, 2015 and 2014, respectively, representing 15% and 12% of our operating assets at such dates, respectively. Our Offices and Others segment generated operating income of Ps. 101.6 million and Ps. 163.4 million for the financial years ended June 30, 2015 and 2014, respectively, representing 4% and 13%, of our consolidated operating income for such years, respectively.

Our “Sales and Developments” segment includes the operating results of our acquisition and/or construction of housing and other properties for sale in the ordinary course of business. Our Sales and Developments segment had assets of Ps. 611.9 million and Ps. 638.6 million as of June 30, 2015 and 2014, respectively, representing 9% and 9% of our operating assets at such dates, respectively. Our Sales and Developments segment generated operating income of Ps. 1,113.0 million and Ps. 244.5 million for the financial years ended June 30, 2015 and 2014, respectively, representing 44% and 19%, of our consolidated operating income for such years, respectively.

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of Ps. 171.7 million and Ps. 192.5 million as of June 30, 2015 and 2014, respectively, representing 3% of our operating assets at such dates. Our Hotels segment generated operating losses of Ps. (12.0) million and operating income of Ps. 11.0 million for the financial years ended June 30, 2015 and 2014, respectively, representing 0% and 1%, of our consolidated operating income for such years, respectively.

1 This figure does not consider the effect of Banco Hipotecario’s treasury stock.

Our “International” segment includes investments that mainly operate in the United States in relation to the lease of office buildings and hotels in that country, and the results arising from investment in IDBD at fair value. This year we sold 74.5% of the office building located at 183 Madison Avenue, New York for a total amount of US$ 185 million and we hold a 49.9% interest in a U.S. company, whose main asset is the “Lipstick Building” located in New York. In addition, jointly with subsidiaries, we hold 34.0% of Condor voting rights and we hold, through Dolphin Fund, 49.0% of the Israeli conglomerate IDBD, which is one of the largest and most diversified conglomerates of Israel, which participates, through its subsidiaries, in numerous markets and industry sectors, including real estate, retail, agricultural industry, insurance, telecommunications, etc. We intend to continue evaluating investment opportunities outside Argentina as long as they offer attractive investment and development options. Our International Segment had assets of Ps. 911.2million and Ps. 1,988.0 million as of June 30, 2015 and 2014, respectively, representing 14% and 28% of our operating assets at such dates, respectively. Our International segment generated operating income of Ps. 147.9 million and operating losses of Ps.(30.0) million for the financial years ended June 30, 2015 and 2014, respectively, representing 6% and (2%), of our consolidated operating income for such years, respectively.

Our “Financial Operations and Others” segment includes principally the income or loss generated by our associates Banco Hipotecario, BACS and Tarshop, and the residual financial operations carried on through Apsamedia. During fiscal year 2015, we increased equity interest in Banco Hipotecario from 29.77% to 29.99%, held in the form of Class D shares, which are currently entitled to three votes per share. As of June 30, 2015, our investment in Banco Hipotecario generated income for Ps. 143.3 million. Tarshop’s operations consist primarily of lending and servicing activities related to the credit card offered to consumers at retail venues. Our Financial Operations and Others segment had assets of Ps. 1,404.3 million and Ps. 1,255.0 million as of June 30, 2015 and 2014, respectively, representing 22% and 17% of our operating assets at such dates, respectively. Our Financial Operations and Others segment generated operating losses of Ps. (2.7) million and Ps. (2.6) million for the financial years ended June 30, 2015 and 2014, respectively, representing 0%, of our consolidated operating income for such years.
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

We attempt to take advantage of the unsatisfied demand for purchase in different urban areas of the region, as well as of our customers’ purchase experience. Therefore, we seek to develop new shopping centers in urban areas with attractive prospects for growth, including Buenos Aires’ Metropolitan area, some cities in the provinces of Argentina and possibly, other places abroad. To achieve this strategy, the close business relationship we have had for years with more than 1000 retail companies and trademarks composing our selected group of tenants is of utmost importance, as it allows us to offer an adequate mix of tenants for each particular case.

Offices and Others

We believe there is currently substantial demand for high-quality office buildings in the City of Buenos Aires. We seek to purchase and develop premium office buildings in strategically-located business districts in the City of Buenos Aires and other strategic locations that we believe offer return and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to consider on a selective basis new opportunities to acquire or construct new rental office buildings.

Sales andDevelopment.

We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering green space for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads and other basic infrastructure such as electric power and water, and then selling lots for the construction of residential units. We also seek to continue to acquire undeveloped land at attractive locations inside and outside Buenos Aires for the purpose of their appreciation for subsequent sale. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

Hotels.

We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and travel in Argentina. We seek to continue with our strategy to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation.

International.

In this segment, we seek investments that represent an opportunity of capital appreciation potential in the long term. After the international financial crisis in 2008, we took advantage of the price opportunity in the real estate sector in the United States and invested in two office buildings in Manhattan, New York. This year we sold 74.5% of the office building located at Madison Avenue in the City of New York for a total amount of US$ 185 million and we hold a 49.9% interest in a U.S. company, whose main asset is the so-called “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we hold 34.0% of Condor Hospitality Trust REIT’s voting rights (NASDAQ: CDOR) and we hold, through Dolphin Fund, 49.0% of the Israeli company IDBD, which is one of the largest and most diversified investment groups in Israel, which participates, through its subsidiaries, in numerous markets and industry sectors, including real estate, retail, agricultural industry, insurance, telecommunications, etc. We intend to continue evaluating -on a selective basis- investment opportunities outside Argentina as long as they offer attractive investment and development options.

Financial Operations and Other.

We keep our investment in Banco Hipotecario, the main mortgage-lending bank in Argentina, as we believe that we are able to reach good synergies in the long term with a developed mortgage market.

Aspects related to the decision-making processes and internal control system of the company

The decision-making process is led in the first place by the Executive Committee in exercise of the duties and responsibilities granted to it under the bylaws. As part of its duties, a material aspect of its role is to draft the Company’s strategic plan and annual budget projections, which are submitted to the Board of Directors for review and approval.

The Executive Committee analyzes the objectives and strategies that will be later considered and resolved by the Board of Directors and outlines and defines the main duties and responsibilities of the various management departments.

The Company’s internal control is carried out by the Internal Audit Management, which reports to the CEO and works in coordination with the Audit Committee by issuing periodical reports to it.

Overview

Shopping Centers

We are engaged in purchasing, developing and managing shopping centers through our subsidiary, IRSA Commercial Properties. As of June 30, 2015, IRSA Commercial Properties operated and owned majority interests in fifteen shopping centers in Argentina, seven of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two of which are located in the greater Buenos Aires metropolitan area (Alto Avellaneda and Soleil Premium Outlet) and the other ones are located in different Argentine provinces: Alto NOA in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, La Ribera Shopping in the City of Santa Fe (through a joint venture), and Alto Comahue in Neuquén.

As of June 30, 2015, we owned 95.80% of IRSA Commercial Properties. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related ADRs are listed and traded on the NASDAQ under the ticker “IRCP.”

As of June 30, 2015, IRSA Commercial Properties’ shopping centers comprised a total of 333,911.5 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not our tenants). For fiscal year 2015, the occupancy rate of IRSA Commercial Properties shopping center portfolio was approximately 98.7%.

During fiscal year 2015 we opened two new shopping centers: “Distrito Arcos,” located in the area of Palermo, City of Buenos Aires, in December 2014 and “Alto Comahue,” located in the City of Neuquén, Argentine Patagonian region, in March 2015. Income from these new developments, were Ps. 22.9 million and Ps. 11.7 million, respectively.

We centralized management of our shopping centers in IRSA Commercial Properties, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our IRSA Commercial Properties subsidiary’s shopping centers as of June 30, 2015:

	Date of Acquisition	Leasable Area sqm (1)	IRSA Commercial Properties’ Interest (3)	Occupancy Rate(2)	Accumulated Annual Rental Income as of fiscal year ended (4)			Book Value in thousands of Ps.)(5)
					2015	2014	2013
Shopping Centers (6)
Alto Palermo	Nov-97	19,545.0	100.00%	99.7%	295,285	244,214	196,001	221,792
Abasto Shopping (7)	Jul-94	36,669.1	100.00%	100.0%	301,685	238,021	192,495	255,335
Alto Avellaneda	Nov-97	36,728.6	100.00%	99.9%	199,920	160,894	128,114	131,140
Alcorta Shopping	Jun-97	15,432.9	100.00%	100.0%	140,533	105,791	82,470	106,091
Patio Bullrich	Oct-98	11,636.2	100.00%	100.0%	98,359	79,374	66,424	112,426
Alto NOA	Mar-95	19,072.9	100.00%	100.0%	50,669	38,746	31,150	29,708
Buenos Aires Design	Nov-97	13,888.2	53.70%	94.6%	35,320	27,360	23,145	12,860
Alto Rosario (7)	Nov-04	28,395.6	100.00%	97.9%	137,639	100,072	78,743	115,014
Mendoza Plaza	Dec-94	42,039.5	100.00%	96.1%	91,694	74,110	61,928	101,657
Dot Baires Shopping	May-09	49,847.9	80.00%	99.7%	199,474	158,306	128,196	377,260
Córdoba Shopping Villa Cabrera	Dec-06	15,328.0	100.00%	99.8%	54,445	39,763	32,314	61,111
Soleil Premium Outlet	Jul-10	13,993.1	100.00%	99.4%	59,366	44,178	27,927	84,301
La Ribera Shopping (8)	Aug-11	9,750.3	50.00%	99.3%	13,068	9,360	7,236	21,185
Distrito Arcos (9)	Dec-14	12,127.3	90.00%	97.3%	22,934	-	-	229,800
Alto Comahue (10)	Mar-15	9,456.9	99.10%	94.2%	11,690	-	-	309,103
TOTAL GENERAL		333,911.5		98.7%	1,712,081	1,320,189	1,056,143	2,168,783

(1) Total leasable area in each property. Excludes common areas and parking spaces.-
(2) Calculated dividing occupied square meters by leasable area on the last day of the fiscal year.-
(3) IRSA Commercial Properties’ effective interest in each of its business units. IRSA has a 95.80% interest in IRSA Commercial Properties.
(4) Corresponds to total leases, consolidated according to IFRS. Does not include income relating to common maintenance expenses and collective promotion fund.
(5) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, if applicable.
(6) Through IRSA Commercial Properties.
(7) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(8) We jointly own La Ribera Shopping through a joint venture and therefore its results of operations are not consolidated with ours.
(9) Opening was on December 18, 2014
(10) Opening was on March 17, 2015.

Tenant Retail Sales(1)

The following table contains a breakdown of approximate total tenant retail sales in millions of Pesos at the shopping centers in which we had an interest for the fiscal years shown:

	As of June 30,
	2015	2014	2013
	(In Ps.)
Abasto	3,150.2	2,447.0	1,939.0
Alto Palermo	2,662.1	2,111.2	1,609.8
Alto Avellaneda	2,895.1	2,333.8	1,868.8
Alcorta Shopping	1,474.7	1,120.4	822.7
Patio Bullrich	888.5	689.3	548.3
Alto NOA	1,068.6	766.1	609.2
Buenos Aires Design	326.0	272.2	241.5
Mendoza Plaza	1,906.7	1,514.7	1,206.7
Alto Rosario	1,951.8	1,378.3	1,060.2
Córdoba Shopping- Villa Cabrera	756.0	546.6	432.9
Dot Baires Shopping	2,570.6	2,008.3	1,566.6
Soleil Premium Outlet Shopping	938.4	664.0	366.4
La Ribera Shopping	398.1	280.8	209.9
Distrito Arcos (2)	339.9	0.0	0.0
Alto Comahue (3)	182.1	0.0	0.0
Total Sales	21,508.7	16,132.8	12,482.0

Notes:

(1)
Retail sales based upon information provided to us by tenants and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers. Excludes sales from the booths and spaces used for special exhibitions.

(2)	Opening was on December 18, 2014.
(3)	Opening was on March 17, 2015.

Expiration of Lease Agreements

The following table shows a schedule of lease expirations for our shopping center properties for leases in place as of June 30, 2015, assuming that none of the tenants will exercise renewal options or terminate their lease earlier:

Lease Agreements Expiration as of June 30:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire (3)	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2016	633	105,333.7	31%	321,158,626.4	38%
2017	413	62,978.6	19%	209,324,015.3	25%
2018	393	66,763.5	20%	205,918,292.3	24%
2019 and subsequent years	215	98,835.7	30%	106,729,754.2	13%
Total (2)	1,654	333,911.5	100%	843,130,688.2	100%

(1)	Includes vacant stores relating to leases expired as of June 30, 2015. A lease may be associated to one or more stores.
(2)	Incldes the base rent and does not reflect or ownership interest in each property.
(3)	Annual basic rent as of June 30, 2015 under leases subject to expiration.

New Agreements and Renewals:

The following table shows certain Information about lease agreements as of June 30, 2015:

	Number of Agreements	Annual Base Rent Amount (Ps.)	Annual Admission Rights Amount (Ps.)	Average Annual Base Rent per sqm (Ps.)	Average Annual Base Rent per sqm (Ps.)	Number of non-renewed agreements (1)	Non-renewed agreements (1) Annual Base Rent Amount (Ps.)
Type of Business				New and renewed	Former agreements
Clothes and footwear	391	223,614,392.90	61,844,417.00	5,314.50	4,036.40	581	307,355,562.50
Miscellaneous	90	47,196,397.60	19,970,450.30	3,160.80	2,415.70	137	49,714,790.90
Restaurant	88	35,261,497.90	6,666,073.80	3,848.60	2,698.70	125	53,098,038.70
Home	42	15,560,441.90	4,102,247.30	2,822.10	2,815.30	50	20,824,495.80
Services	27	7,061,303.30	978,818.40	1,541.90	1,155.50	42	9,410,003.90
Technology	23	15,404,643.00	1,849,358.60	2,500.70	2,122.50	31	35,472,465.20
Entertainment	5	1,636,560.00	5,000.00	150.4	86.2	22	21,520,094.60
Total	666	345,735,236.60	95,416,365.40	3,705.50	2,841.70	988	497,395,451.60

(1) Includes vacant stores as of June 30, 2015. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.

Occupancy Rate

The following table shows the occupancy rate as a percentage of gross leasable area as of the closing dates of the fiscal years set forth below:

	As of June 30,
	2015	2014	2013
Abasto	100.0%	99.4%	99.8%
Alto Palermo	99.7%	98.9%	98.4%
Alto Avellaneda	99.9%	99.5%	99.9%
Alcorta Shopping	100.0%	99.8%	99.8%
Patio Bullrich	100.0%	99.6%	99.7%
Alto NOA	100.0%	99.7%	99.7%
Buenos Aires Design	94.6%	92.3%	99.0%
Mendoza Plaza	96.1%	95.0%	97.7%
Alto Rosario	97.9%	97.0%	97.1%
Córdoba Shopping Villa Cabrera	99.8%	99.8%	100.0%
Dot Baires Shopping	99.7%	99.7%	99.4%
Soleil Premium Outlet	99.4%	100.0%	100.0%
La Ribera Shopping	99.3%	99.6%	97.7%
Distrito Arcos (2)	97.3%	-	-
Alto Comahue (3)	94.2%	-	-
Weighted Average	98.7%	98.4%	99.1%

(1) Opening was on December 18, 2014.
(2) Opening was on March 17, 2015.

Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2015, 2014 and 2013:(1)

	Fiscal Year ended June 30, (1)
	2015(4)	2014(4)	2013(4)
	(in Ps.)
Abasto	8,227.2	6,254.6	5,104.9
Alto Palermo	15,107.9	12,618.5	10,487.1
Alto Avellaneda	5,443.2	4,400.3	3,467.9
Alcorta Shopping	9,106.1	7,000.2	5,832.0
Patio Bullrich	8,452.8	6,762.3	5,685.5
Alto Noa	2,656.6	2,022.5	1,627.3
Buenos Aires Design	2,543.2	1,874.9	1,683.7
Mendoza Plaza	2,181.1	1,802.8	1,466.2
Alto Rosario	4,847.2	3,390.4	2,843.6
Córdoba Shopping Villa Cabrera	3,552.0	2,503.8	2,139.2
Dot Baires Shopping	4,001.7	3,389.3	2,578.4
Soleil Premium Outlet	4,242.5	2,908.4	2,052.1
La Ribera Shopping	1,340.3	1,129.7	863.7
Distrito Arcos (2)	1,891.1	-	-
Alto Comahue (3)	1,236.1	-	-

(1) Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leasable square meters. Does not include income from Fibesa or Patio Olmos.
(2) Opening was on December 18, 2014.
(3) Opening was on March 17, 2015.
(4) Does not include income relating to common maintenance expenses and collective promotion fund.

Depreciation

Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

Principal Terms of the Leases

Under Argentine Law, which was substantially amended upon enactment of the Argentine Civil and Commercial Code (“ACCC”), effective as of August 1, 2015, terms of commercial leases must be between two to fifty years, with most leases in the shopping center business having terms of no more than five years. The Company’s lease agreements are generally denominated in Pesos.

Leasable space in the Company’s shopping centers is marketed through an exclusive arrangement with its real estate broker, Fibesa S.A. (“Fibesa”). The Company has a standard lease agreement, the terms and conditions of which are described below, which it uses for most tenants. However, the Company’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The Company charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”), which generally ranges between 4% and 10% of tenant’s gross sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 24% each year on an annual and cumulative basis as from the thirteenth month of the lease effective term. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index.

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of sales by tenants of the shopping centers stated in millions of Pesos for our fiscal years ended June 30, 2015, 2014 and 2013:

		As of June 30,
	2015	2014	2013
Anchor Store	1,299.3	1,098.4	869.5
Clothes and footwear	11,124.8	7,940.1	6,149.9
Entertainment	722.3	546.5	461.5
Home	617.1	486.4	401.4
Technology	2,994.2	2,526.5	1,921.1
Restaurant	1,938.4	1,476.8	1,161.5
Miscellaneous	2,589.4	1,922.3	1,438.2
Services	223.2	135.8	78.9
Total	21,508.7	16,132.8	12,482.0

Additional Information About IRSA Commercial Propertie’s Shopping Centers

Set forth below is information regarding our subsidiary IRSA Commercial Properties’ principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 146-store shopping center that opened in 1990 and is located in the densely populated middle-income neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access at the intersection of Avenues Santa Fe and Coronel Díaz. Alto Palermo Shopping has a total constructed area of 65,029 square meters (including parking lot) that consists of 19,545.0 sqm of gross leasable area. The shopping center has an entertainment area and a food court with 18 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars for a fee over an area of 32,405 square meters. The shopping center target customer is a middle-income shopper aged 28 to 40.

In the fiscal year ended on June 30, 2015, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 2,662.1 million, 26.1% higher than the invoiced amount in the same period of the previous fiscal year. Sales per square meter reached Ps. 136,203.1. Total rental income increased from about Ps. 244.2 million for fiscal year ended June 30, 2014 to Ps. 295.3 million for fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 12,618.5 in 2014 and Ps. 15,107.9 in 2015. As of June 30, 2015, its occupancy rate was 99.7%.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 139-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. This shopping center is located near a railway station and close to downtown Buenos Aires City. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking lot) that includes 36,728.6 sqm of gross leasable area. Alto Avellaneda has a six-screen multiplex movie theatre, the first Walmart megastore in Argentina, an entertainment center, a 19-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Walmart (whose occupied area is not included in the gross leasable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters. Alto Avellaneda’s target customer is a middle-income shopper aged 16 to 30.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 2,895.1 million, which represents a year-on-year growth of 24.1%. Sales per square meter were Ps. 78,823.1. Total rental income increased from Ps. 160.9 million for fiscal year ended June 30, 2014 to Ps. 199.9 million for fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 4,400.3 in 2014 and Ps. 5,443.2 in 2015. As of June 30, 2015, its occupancy rate was 99.9%.

Alcorta Shopping, City of Buenos Aires. Alcorta Shopping is a 106-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Alcorta Shopping has a total constructed area of approximately 87,553.8 square meters (including parking lot) that consists of 15,432.9 square meters of gross leasable area. Alcorta Shopping has a 12-restaurant food court and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. It is a three-level shopping center that includes a parking lot that charges a fee with approximately 1,300 spaces. Alcorta Shopping´s targeted clientele consists of high income individuals between the ages of 34 and 54.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,474.7 million, which represents fiscal year sales for approximately Ps. 95,554.7 per square meter and a year-on-year growth of 31.6%. Total rental income increased from approximately Ps. 105.8 million in fiscal year ended June 30, 2014 to Ps. 140.5 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 7,000.2 in 2014 and Ps. 9,106.1 in 2015. As of June 30, 2015, its occupancy rate was 100%.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 169-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by Carlos Gardel subway station; it is six blocks away from Once railway station and near the highway to Ezeiza International Airport. Abasto Shopping opened on November 10, 1998. Our investment in Abasto amounted to US$ 111.6 million. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center (including parking lot and common areas), with approximately 36,669.1 square meters of gross leasable area (40,401.4 sqm including Museo de los Niños). Abasto is ranked #4 in terms of gross leasable area in Argentina. The shopping center is near Torres de Abasto, our apartment complex, and Coto supermarket.

Abasto Shopping has a 26-restaurant food court, a 12-screen movie theatre complex seating approximately 3,100 people, covering a surface area of 8,021 sqm, entertainment area and Museo de los Niños with a surface area of 3,732.3 sqm (the latter is not included within the gross leasable area). The shopping center is distributed in five levels and includes a parking lot for 1,200 vehicles with a surface area of 40,169 sqm.

Abasto Shopping’s target clientele consists of middle-income individuals between the ages of 25 and 45 that, in our opinion, represents an important portion of the population in this area of Buenos Aires.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 3,150.2 million, 28.7% higher than the sales recorded in the same period of the previous fiscal year. Sales per square meter were approximately Ps. 85,909.2. Total rental income increased from approximately Ps. 238.0 million in fiscal year ended June 30, 2014 to Ps. 301.7 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 6,254.6 in 2014 and Ps. 8,227.2 in 2015.

As of June 30, 2015, its occupancy rate was 100%.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 87-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

Patio Bullrich is located in the Recoleta neighborhood, one of the most prosperous areas of the City of Buenos Aires. This neighborhood is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of the most prestigious hotels of the City of Buenos Aires and the subway, bus and train systems. Additionally, the shopping center is only 10 minutes by car from the downtown area of the city.

Patio Bullrich has a total constructed area of 29,982 square meters (including parking lot) that consists of 11,636.2 sqm of gross leasable area and common areas consisting of 12,472 square meters. The shopping center includes a four-screen multiplex movie theatre seating 1,381 people and an 11-store food court. The four-story shopping center has a parking lot that charges a fee with 215 spaces over an area of 4,825 square meters.Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 888.5 million, which represents annual sales for approximately Ps. 76,353.1 per square meter and a year-on-year growth of 28.9%. Total rental income increased from approximately Ps. 79.4 million in fiscal year ended June 30, 2014 to Ps. 98.4 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 6,762.3 in 2014 and Ps. 8,452.8 in 2015. As of June 30, 2015, its occupancy rate was 100%.

Alto NOA, Salta, City of Salta. Alto NOA is a 89-store shopping center that opened in 1994. Alto NOA is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 19,072.9 square meters of gross leasable area. Alto NOA has a food court with 14 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight screens. The shopping center occupies one floor and has a free parking lot for 551 cars. Alto NOA’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,068.6 million, which represents period sales for approximately Ps. 56,027.2 per square meter and a year-on-year growth of 39.5%. Total rental income increased from approximately Ps. 38.7 million in fiscal year ended June 30, 2014 to Ps. 50.7 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 2,022.5 in 2014 and Ps. 2,656.6 in 2015. As of June 30, 2015, its occupancy rate was 100%.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a shopping center with 63 stores specialized in home decoration which opened in 1993. We own a 53.684% interest in Emprendimiento Recoleta S.A. (“ERSA”), the company which has the concession to operate Buenos Aires Design. The other shareholder of  ERSA is Hope Funds S.A., which has a 46.316% interest.

 As a result of a public auction, in February 1991, the City of Buenos Aires granted to ERSA a 20-year concession to use a plot of land in the Centro Cultural Recoleta, pursuant to an agreement executed in June 1993. The concession effective date was scheduled for November 19, 1993 and was set to expire on November 18, 2013. In 2010 the Government of the City of Buenos Aires, pursuant to Decree N° 867, extended the concession term for an additional five-year period, and the expiration date under the agreement became due on November 17, 2018. The concession agreement provides for ERSA to pay the City of Buenos Aires a monthly amount of Ps. 49,029. The concession may be terminated for any of the following reasons, among others: material breach of the obligations of the parties, which with regard to ERSA include: (i) breach of applicable law, (ii) change of the purpose of the area under concession; (iii) nonpayment of the monthly fee for two consecutive periods; (iv) destruction or abandonment of the area under concession; (v) bankruptcy or liquidation; (vi) restitution of the plot of land under concession, which shall only take place for public interest reasons.

In June 1991, we entered into an agreement with the shareholders of ERSA providing administration by us of Buenos Aires Design for a monthly administration fee of 10% of the net expenditures of expenses.

Buenos Aires Design is located in an exclusive neighborhood named Recoleta in the City of Buenos Aires, near Libertador Avenue and downtown Buenos Aires. Buenos Aires Design is located in one of Buenos Aires’ most popular tourist attraction areas as the most exclusive hotels and restaurants are located in this area and due to its closeness to the National Museum of Fine Arts, the Museum of Modern Art and other popular cultural institutions.

Buenos Aires Design has a total constructed area of 26,131.5 sqm (including parking) that consists of 13,888.2 sqm of gross leasable area. The shopping center has 10 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot. Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 326.0 million, which represents approximately Ps. 23,474.2 per square meter. Total rental income increased from approximately Ps. 27.4 million in fiscal year ended June 30, 2014 to Ps. 35.3 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 1,874.9 in 2014 and Ps. 2,543.2 in 2015. As of June 30, 2015 its occupancy rate was 94.6%.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a 145-store shopping center located in the city of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters (including parking), which consists of 28,395.6 square meters of gross leasable area (excluding Museo de los Niños). Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art screens. The shopping center occupies one floor and has a free parking lot for 1,736 cars. Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,951.8 million, which represents a year-on-year growth of 41.6%. Sales per square meter were approximately Ps. 68,735.0 million. Total rental income increased from approximately Ps. 100.1 million in fiscal year ended June 30, 2014 to Ps. 137.6 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 3,390.4 in 2014 and Ps. 4,847.2 in 2015. As of June 30, 2015, its occupancy rate was 97.9%.

Mendoza Plaza Shopping, Mendoza, City of Mendoza. Mendoza Plaza is a 144-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza Shopping consists of 42,039.5 square meters of gross leasable area and has a multiplex cinema covering an area of approximately 3,659 square meters with ten screens, the Chilean department store Falabella, a food court with 18 restaurants, an entertainment center and a supermarket, which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars. Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,906.7 million, which represents a year-on-year growth of 25.9%. Sales per square meter were approximately Ps. 45,354.3. Total rental income increased from approximately Ps. 74.1 million in fiscal year ended June 30, 2014 to Ps. 91.7 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 1,802.8 in 2014 and Ps. 2,181.1 in 2015. As of June 30, 2015, its occupancy rate was 96.1%.

Córdoba Shopping, Villa Cabrera, City of Córdoba. Córdoba Shopping Villa Cabrera is a 107-store shopping center with a covered area of 35,000 square meters, consisting of 15,328.0 square meters of GLA located in Villa Cabrera, City of Córdoba. It has a 12-screen movie theatre complex and a parking lot for 1,500 vehicles.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 756.0 million, which represents a year-on-year growth of 38.3%. Sales per square meter were approximately Ps. 49,323.6. Total rental income increased from Ps. 39.7 million in fiscal year ended June 30, 2014 to Ps. 54.4 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 2,503.8 in 2014 and Ps. 3,552.0 in 2015. As of June 30, 2015, its occupancy rate was 99.8%.

Dot Baires Shopping, City of Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, out of which 49,847.9 constitute Gross Leasable Area, 156 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles.

Dot Baires Shopping is located in the Saavedra neighborhood, at the spot where Av. General Paz meets the Panamerican Highway and it is the largest shopping center in the City of Buenos Aires in terms of square meters. As of June 30, 2015, our equity interest in Panamerican Mall S.A. was 80%.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 2,570.6 million, which represents fiscal year sales for approximately Ps. 51,568.8 per square meter and a year-on-year growth of 28.0%. Total rental income increased from approximately Ps. 158.3 million in fiscal year ended June 30, 2014 to Ps. 199.5 million in fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 3,389.3 in 2014 and Ps. 4,001.7 in 2015. As of June 30, 2015, its occupancy rate was 99.7%.

Soleil Premium Outlet, Greater Buenos Aires. In December 2007, we entered into an agreement with INC S.A. (“INCSA”), a non-related company, for the acquisition of Soleil Premium Outlet for an amount of US$ 20.7 million.

On July 1, 2010, we executed the final deed for partial conveyance of title of the going concern and closing minutes with INCSA, whereby INCSA transferred to us the shopping center’s going concern, which we started to operate on the referred date. The transaction was exclusive of any debt or credit prior to the transaction with respect to INCSA’s business, as well as the real property where a hypermarket currently operates located in the premises.

On April 12, 2011, the Argentine Antitrust Authority (“CNDC”) granted its consent to the transaction.

On April 2013, as a result of its refurbishment and reengineering works, and a strong advertising campaign, it was renamed Soleil Premium Outlet.

It has a surface area of 48,313 square meters, 13,993.1 square meters of which are gross leasable area. It comprises 78 stores and 2,335 parking spaces. Soleil Premium Outlet is located in San Isidro, Province of Buenos Aires. It opened in Argentina more than 25 years ago and it is the first Premium Outlet in the country.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 938.4 million, which represents period average sales for approximately Ps. 67,063.3 per square meter and a year-on-year growth of 41.3%. Total rental income increased from approximately Ps. 44.2 million in fiscal year ended June 30, 2014 to Ps. 59.4 million for fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 2,908.4 in 2014 and Ps. 4,242.5 in 2015. As of June 30, 2015, its occupancy rate was 99.4%.

La Ribera Shopping, City of Santa Fe. We hold fifty percent of Nuevo Puerto Santa Fe S.A.’s (NPSF) shares, a corporation that is tenant of a building in which “La Ribera” shopping center was built and currently operates, which has a surface area of 43,219 square meters, comprising 60 retail stores and a seven 2D and 3D-screen multiplex cinema. It also comprises a 510-square meter Cultural Center and 24,553 square meters in outdoor areas and free parking space. Its gross leasable area is approximately 9,750.3 square meters.

The shopping center is strategically located within the Port of Santa Fe, the most developed area in terms of real estate in the City of Santa Fe, 27 km away from the City of Paraná (Province of Entre Ríos) and 96 km away from the City of Rafaela (Province of Santa Fe). Its influence area represents a potential market consisting of over one million people.

In the fiscal year ended June 30, 2015, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 398.1 million, which represents period average sales for approximately Ps. 40,828.4 per square meter and a year-on-year growth of 41.7%. Total rental income increased from Ps. 9.4 million in fiscal year ended June 30, 2014 to Ps. 13.1 million for the fiscal year ended June 30, 2015, which represents annual revenues per gross leasable square meter of Ps. 1,129.7 in 2014 and Ps. 1,340.3 in 2015. As of June 30, 2015, its occupancy rate was 99.3%.

Distrito Arcos, City of Buenos Aires. Distrito Arcos is a shopping center we inaugurated on December 18, 2014, and it is our shopping center number 14. Distrito Arcos is a premium outlet located in the neighborhood of Palermo, City of Buenos Aires. It has 12,127.3 square meters of gross leasable area and its first stage consists of 63 stores, 115 parking spaces y 15 selling stands.

During a second stage, we plan to build a fitness center, a houseware store and a great cultural offer with 66 stores and 20 selling stands, covering approximately 2,000 square meters of additional gross leasable area. Since its opening, visitors to the shopping center generated nominal retail sales that totaled approximately Ps. 339.9 million, which represent sales per square meter of approximately Ps. 28,026.3. Total rental income was approximately Ps. 22.9 million, which represents total revenues for the period per gross leasable area of Ps. 1,891.1. As of June 30, 2015 the occupancy rate was 97.3%.

Alto Comahue, City of Neuquén. Alto Comahue is a shopping center we inaugurated on March 17, 2015. Alto Comahue is our shopping center number 15 and is located in the City of Neuquén, in the Patagonian region of Argentina. It has a total footage of 35,000 square meters and 9,456.9 square meters of gross leasable area, approximately 1,000 roof-covered and open-air parking spaces and a large entertainment and leisure area. Alto Comahue offers 102 retail stores that house the most prestigious brands in Argentina, and will have a 6-screen multiplex movie theater and a theme restaurant, which will open in the upcoming months. It is a three-storey building consisting of a basement where the parking lot and service area are located; the ground floor consisting of 5,100 square meters for retail stores, and the first floor consisting of 720 square meters for restaurants with unique views of the city and 2,700 square meters of retail stores.

The development is a part of a mixed-use complex that further includes a supermarket that is currently in operation and two additional parcels of land. One of these parcels is assigned to the development of a hotel and the other, which extends over 18,000 sqm -owned by the Company-, to future development of houses. Since its opening, visitors to the shopping center generated nominal retail sales that totaled approximately Ps. 182.1 million, which represent sales per square meter of approximately Ps. 19,254.4. Total rental income was approximately Ps. 11.7 million, which represents total revenues for the period per gross leasable area of Ps. 1,236.1. As of June 30, 2015 the occupancy rate was 94.2%.

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

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location (1)	Gross Leasable Area	Stores	National GLA Percentage (2)		Stores Percentage (2)
IRSA Commercial Properties
	Dot Baires Shopping	CABA	49,848	156	2.67%		2.25%
	Mendoza Plaza Shopping	Mendoza	42,040	144	2.25%		2.07%
	Abasto de Buenos Aires	CABA	40,401	170	2.17%		2.45%
	Alto Avellaneda	GBA	36,729	139	1.97%		2.00%
	Alto Rosario	Rosario	29,656	146	1.59%		2.10%
	Alto Palermo Shopping	CABA	19,545	146	1.05%		2.10%
	Alto NOA	Salta	19,073	89	1.02%		1.28%
	Alcorta Shopping	CABA	15,433	106	0.83%		1.53%
	Córdoba Shopping	Córdoba	15,328	107	0.82%		1.54%
	Soleil Premium Outlet	GBA	13,993	78	0.75%		1.12%
	Buenos Aires Design	CABA	13,888	63	0.74%		0.91%
	Distrito Arcos	CABA	12,127	63	0.65%		0.91%
	Patio Bullrich	CABA	11,636	87	0.62%		1.25%
	La Ribera Shopping	Santa Fe	9,750	60	0.52%		0.86%
	Alto Comahue	Neuquen	9,457	102	0.51%		1.47%
	Subtotal		338,904	1,656	18.16%		23.84%
Cencosud
	Subtotal		651,105	1,465	34.90	%(3)	21.08%
Other
Operators
	Subtotal		875,557	3,827	46.95%		55.10%
Total			1,865,566	6,948	100%		100%

(1) “GBA” means Greater Buenos Aires, the metropolitan area of Buenos Aires, and “CABA” means Autonomous City of Buenos Aires.
(2) Percentage over all shopping centers in Argentina. The results may not add up to 100% due to rounding.
(3) Includes supermarkets.

Source: Argentine Chamber of Shopping Centers

Seasonality

Our business is directly related with seasonality, affecting the level of our tenants’ sales. During summer holidays in Argentina (January and February) our tenants’ sales reach their minimum level, whereas during winter holidays (July) and in December (Christmas) they reach their maximum level. Clothing stores generally change their collections in spring and autumn, positively affecting our shopping centers’ sales. Sales at discount prices at the end of each season are also one of the main sources of impact on our business.

Offices and Other

Overview

We are engaged in the acquisition and management of office buildings and other rental properties in Argentina. As of June 30, 2015, we directly and indirectly owned interests in office and other rental properties in Argentina, which comprised 254,730 square meters of gross leasable area. Out of these properties, 9 were office properties, which comprised 111,679 square meters of gross leasable area. For fiscal year 2015, we had revenues from Offices and other non-shopping center rental properties of Ps. 332.7 milion.

All our office rental properties in Argentina are located in the City of Buenos Aires. For the year ended June 30, 2015, the average occupancy rate for all our properties in the Offices and Others segment was approximately 91.7%.

On December 22, 2014, we transfered to IRSA Commercial Properties, 83,789 m2 of our premium office space including the República Building, the Bouchard 710 building, the Della Paolera 265 building, the Intercontinental Plaza Building, the Suipacha 652 building and the land reserve “Intercontinental II” with potential to develop up to 19,600 square meters, each located in the City of Buenos Aires, to implement our objective of expanding our business of developing and operating commercial properties in Argentina and to create a unique and unified portfolio of rental properties consisting of the best office buildings in the city of Buenos Aires and the best shopping centers in Argentina. The total value of the transaction was US$308.0 million, based on third party appraisals.

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

Properties

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties:

	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.) (3)	Annual accumulated rental income over fiscal years Ps./000(4)			Book Value (in thousands of Ps.)
						2015	2014	2013
Offices
Edificio República	04/28/08	19,885	93.6%	100.0%	4,919	61,934	45,676	32,721	194,971
Torre BankBoston	08/27/07	14,873	100.0%	100.0%	3,954	41,932	34,744	25,146	138,432
Bouchard 551	03/15/07	-	-	100.0%	135	10,176	23,519	30,008	7,698
Intercontinental Plaza(8)	11/18/97	22,535	100.0%	100.0%	-	55,973	40,108	30,178	41,106
Bouchard 710	06/01/05	15,014	100.0%	100.0%	4,170	48,327	34,606	26,025	60,923
Dique IV, Juana Manso 295	12/02/97	11,298	99.5%	100.0%	2,634	32,171	25,195	18,282	51,835
Maipú 1300 (9)	09/28/95	4,759	90.9%	100.0%	1,020	15,848	15,499	15,147	14,713
Libertador 498	12/20/95	620	100.0%	100.0%	372	1,952	3,184	2,946	3,938
Suipacha 652/64	11/22/91	11,453	96.7%	100.0%	1,385	16,023	12,636	8,689	8,255
Madero 1020	12/21/95	-	-	100.0%	2	26	24	24	113
Dot Building (5)	11/28/06	11,242	100.0%	80.0%	2,067	27,416	18,985	12,924	126,365
Subtotal Offices		111,679	98.1%	N/A	20,658	311,778	254,176	202,090	648,349

Other Properties
Nobleza Piccardo (6)	05/31/11	106,610	74.8%	50.0%	144	7,960	8,238	7,117	4,297
Other Properties (7)	N/A	36,441	45.3%	N/A	659	6,960	2,792	2,000	53,627
Subtotal Other Properties		143,051	67.4%	N/A	803	14,920	11,030	9,117	57,924

Total Offices and Other		254,730	80.7%	N/A	21,461	326,698	265,206	211,207	706,273

Notes:
(1) Corresponds to the total leasable surface area of each property as of June 30, 2015. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area as of June 30, 2015.
(3) The lease agreements in effect as of June 30, 2015 were computed for each property.
(4) Corresponds to total consolidated lease agreements.
(5) Through IRSA Commercial Properties.
(6) Through Quality Invest S.A.
(7) Includes the following properties: Anchorena 665, Zelaya 3102, 3103 y 3105, Rivadavia 2768, Constitución 1111, Santa Maria del Plata, Puerto Retiro Plots 50%, Rio Parcel 50%, Libertador Parcel 50%.
(8) During May, 2015, we reported that, through IRSA Commercial Properties, we have signed an agreement to transfer to a non related party 8,470 sqm corresponding to nine office floors and the sign of the deed and the delivery of the units was on June 30, 2015. During September, 2015, we sold seven floors of Intercontinental Plaza, for more information please see “Item 4. Recent Developments.”
(9) During November, 2015, we sold two office floors and four units of parking space of Maipú 1300, for more information please see “Item 4. Recent Developments.”

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2015, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

As of June 30,
Year of expiration	Number of Leases (1)	Surface area subject to expiration (sqm)	Percentage subject to expiration	Amount (Ps.) (3)	Percentage of Leases
2015	21	36,077	11%	34,850,999	10%
2016	44	39,579	12%	101,818,807	30%
2017	61	70,084	22%	147,468,004	44%
2018+	26	171,372	54%	54,468,450	16%
Total	152	317,112	100%	338,606,260	100%

(1) Including vacant offices as of June 30, 2015. A single lease may be associated to one or more offices.
(2) Include the base rent and does not reflect our ownership interest in each property.
(3) The amount includes the annual base rent as of June 30, 2015 of agreements to expire.

The following table shows our offices occupancy percentage as of the end of fiscal years ended June 30, 2015 and 2014:

	Occupancy Percentage(1)
	2015	2014
Offices
Edificio República	93.6%	94.0%
Torre BankBoston	100.0%	100.0%
Bouchard 551	-	100.0%
Intercontinental Plaza(2)	100.0%	100.0%
Bouchard 710	100.0%	99.8%
Dique IV, Juana Manso 295	99.5%	94.4%
Maipú 1300 (3)	90.9%	87.3%
Libertador 498	100.0%	100.0%
Suipacha 652/64	96.7%	100.0%
DOT Building	100.0%	100.0%
Subtotal Offices	98.1%	97.7%

(1) Leased surface area in accordance with agreements in effect as of June 30, 2015 and 2014, as applicable, considering the total leasable office area for the same periods.
(2) During May, 2015, we reported that, through IRSA Commercial Properties, we have signed an agreement to transfer to a non related party 8,470 sqm corresponding to nine office floors and the sign of the deed and the delivery of the units was on June 30, 2015. During September, 2015, we sold through IRSA Commercial Properties seven floors of Intercontinental Plaza, for more information please see “Item 4. Recent Developments.”
(3) During November, 2015, we sold two office floors and four units of parking space of Maipu 1300, for more information please see “Item 4. Recent Developments.”

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2015, 2014 and 2013.

Annual average income per surface area as of June 30(1).

	Annual income per surface area (1) (Ps./sqm)
	2015(2)	2014(2)	2013(2)
Offices
Edificio República	3,115	2,297	1,646
Torre BankBoston	2,819	2,336	1,691
Bouchard 557	-	-	2,484
Intercontinental Plaza(4)	2,484	1,780	1,339
Bouchard 710	3,219	2,305	1,733
Dique IV, Juana Manso 295	2,847	2,230	1,618
Maipú 1300(5)	3,330	3,257	1,612
Libertador 498	3,149	5,137	4,752
Suipacha 652/64	1,399	1,103	759
DOT Building	2,439	1,689	1,150
Others(3)	61	47	96

(1) Calculated by dividing annual rental income by the gross leasable area of offices based on our interest in each building as of June 30 for each fiscal year.
(2) Leasable square meters vary depending on availability for rent of land reserves (Nobleza Piccardo, Ferro etc.).
(3) Includes the following properties: Nobleza Piccardo, Ferro, Dot Adjoining Plot and Chanta 4, Constitución 1111 and Rivadavia 2774.
(4) During May, 2015, we reported that, through IRSA Commercial Properties, we have signed an agreement to transfer to a non related party 8,470 sqm corresponding to nine office floors and the sign of the deed and the delivery of the units was on June 30, 2015. During September, 2015, we sold through IRSA Commercial Properties seven floors of Intercontinental Plaza, for more information please see “Item 4. Recent Developments.”
(5) During November, 2015, we sold two office floors and four units of parking space of Maipu 1300, for more information please see “Item 4. Recent Developments.”

New agreements and renewals:

The following table sets forth certain Information on lease agreements as of June 30, 2015:

Property	Number of Agreements(1)(5)	Annual Rental income (2)	Rental income per sqm New and Renewed (3)	Previous rental income per sqm (3)	N° of non-renewed agreements	Non-renewed agreements Annual rental income (4)
Maipú 1300 (7)	7.0	6,861,836.7	179.1	125.0	-	-
Av. Libertador 498	1.0	1,108,857.6	149.1	-	-	-
Intercontinental Plaza(6)	17.0	40,828,101.1	191.6	-	-	-
Bouchard 710	7.0	33,005,245.8	234.2	333.3	-	-
Bouchard 557	2.0	5,996,891.4	253.3	-	-	-
Della Paolera 265	4.0	20,996,908.2	178.4	-	-	-
Edificio República	6.0	25,355,740.9	250.9	260.5	-	-
Juana Manso 295	4.0	27,770,144.5	211.6	-	-	-
DOT Building	1.0	3,884,587.8	218.1	-	-	-
Suipacha 664	2.0	2,492,596.9	75.4	34.6	-	-
Total Offices	51.0	168,300,910.9	205.5	97.5	-	-

(1)  Includes new and renewed agreements executed in fiscal year 2015.
(2)  Agreements stated in U.S. Dollars converted into Pesos at the exchange rate prevailing in the initial month of the agreement multiplied by 12 months.
(3)  Monthly value.
(4)  Agreements stated in U.S. Dollars converted into Pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5)  Does not include agreements of parking spaces, antennas or terrace space.
(6)  During May, 2015, we reported that, through IRSA Commercial Properties, we have signed an agreement to transfer to a non related party 8,470 sqm corresponding to nine office floors and the sign of the deed and the delivery of the units was on June 30, 2015. During September, 2015, we sold through IRSA Commercial Properties seven floors of Intercontinental Plaza, for more information please see “Item 4. Recent Developments.”
(7)  During November, 2015, we sold two office floors and four units of parking space of Maipu 1300, for more information please see “Item 4. Recent Developments.”

Additional Information About Our Office Properties

Below is a description of our rental office buildings:

Edificio República, City of Buenos Aires.

Edificio República was designed by the renowned architect César Pelli (the designer of the World Trade Center in New York and the Petronas Towers in Kuala Lumpur). It is a unique premium office building in downtown Buenos Aires with approximately 19,885 gross leasable square meters and 178 parking spaces. The main tenants include Apache Energía, Estudio Beccar Varela, BASF Argentina S.A., ENAP Sipetrol Argentina S.A., Facebook Argentina S.R.L., BACS Banco de Crédito y Securitización S.A., among others.

Torre BankBoston, City of Buenos Aires.

The Bank Boston tower is a modern office building located at Carlos Maria Della Paolera 265 in the City of Buenos Aires. It was designed by the renowned architect Cesar Pelli and has 27 floors and 60 parking spaces and 31,670 square meters of gross leasable area. We have a 47% ownership interest in the building. Its main tenants include Exxon Mobile and Kimberly Clark de Argentina, among other.

Bouchard 551, City of Buenos Aires.

Bouchard 551, known as “Edificio La Nación”, is an office building we acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 116 units.

Intercontinental Plaza, City of Buenos Aires.

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Montserrat in downtown City of Buenos Aires. We own 61% of the building, which has a surface averaging 22,535 square meters of gross leasable area and 321 parking spaces. The principal tenants currently include Danone Argentina S.A., Cresud, IRSA Commercial Properties, and Industrias Pugliese S.A., among other. Until June 30, 2015, our main tenants included Total Austral S.A. During May, 2015, we reported that, through IRSA Commercial Properties, we have signed an agreement to transfer to a non related party 8,470 sqm corresponding to nine office floors and the sign of the deed and the delivery of the units was on June 30, 2015. During September, 2015, we sold through IRSA Commercial Properties seven floors of Intercontinental Plaza, for more information please see “Item 4. Recent Developments.”

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

Bouchard 710, City of Buenos Aires.

Bouchard 710 is an office building located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 165 units for car parking. Tenants include Sibille S.C. (KPMG), and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A., Chubb Argentina de Seguros S.A and Booking.com S.A., among other. It has 15,014 square meters of gross leasable area.

Maipú 1300, City of Buenos Aires.

Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, the city’s most important public transportation hub, connecting rail, subway and bus transportation. We own 4,758 sqm, with an average area per floor of 440 square meters. The building’s principal tenants currently include PPD Argentina S.A., TV Quality SRL, El Surco Compañía de Seguros and Petrolera San José. During November, 2015, we sold two office floors and four units of parking space of Maipú 1300, for more information please see “Item 4. Recent Developments.”

Suipacha 652/64, City of Buenos Aires.

Suipacha 652/64 is a 7-story office building located in the office district of the city. We own the entire building and 62 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and Tarshop S.A., among other. It has 11,453 square meters of gross leasable area.

Libertador 498 Building, City of Buenos Aires.

Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the city. This location allows for easy access to the building from northern, western and southern Buenos Aires. We are owners of 1 floor with an average area per floor of 620 sqm and approximately 100 parking spaces. This building features a unique design in the form of a cylinder and a circular view of the entire city. The main tenants include Sideco Americana S.A., Goldman Sachs Argentina LLC, Empresa Argentina de Soluciones Satelitales S.A., Japan Bank for the International Cooperation, Gates Argentina S.A., Kandiko S.A. and Allergan Productos Farmacéuticos S.A.

Dot Building, City of Buenos Aires

Panamerican Mall S.A., our subsidiary, developed an office building with a gross leasable area of 11,242 sqm adjacent to Dot Baires Shopping. This building was opened in July 2010, which meant our landing in the booming rental office corridor in the northern area of the City of Buenos Aires. The principal tenants include General Electric International Inc., Mallinckrodt Medical Arg. Limited, Carrier and Boston Scientific Argentina S.A., Astrazeneca S.A., Covidien S.A., etc.

Other Office Properties.

We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or floors in buildings.

Retail and Other Properties.

Our portfolio of rental properties as of June 30, 2015 includes 4 non-shopping center leasable properties that may be leased as shops on streets, a lot in industrial premises, land reserves or other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Solares de Santa María, Madero 1020, Zelaya 3102 and Rivadavia 2774.

Catalinas Norte Plot

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

In fiscal year ended June 30, 2015, revenues from the development and sale of properties segment amounted to Ps. 15.1 million, compared to Ps. 85.5 million posted in the fiscal year ended June 30, 2014.

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

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2015, 2014 and 2013:

		As of june 30,
Development	2015	2014	2013
	(Ps./000)
Residential apartments
Caballito Nuevo (5)	2,139	986	6,983
Condominios I and II (1)	6,616	51,917	4,262
Horizons (4)	5,225	22,890	117,090
Other residential apartments (2)	-	44	811
Subtotal residential apartments	13,980	75,837	129,146
Residential communities
Abril (3)	644	1,750	1,113
El Encuentro (5)	461	7,944	11,698
Subtotal residential communities	1,105	9,694	12,811
Land reserve
Canteras Natal Crespo	-	-	39
Neuquén(1)	-	13,390	-
Subtotal land reserves	-	13,390	39
TOTAL	15,085	98,921	141,996

(1)   Through IRSA Commercial Properties.
(2)   Includes the following properties: Torres Jardín, Alto Palermo Park (fully sold), and San Martín de Tours.
(3)   Includes the sales of Abril’s shares.
(4)   Owned by Cyrsa.
(5)   Through IRSA.

Development	Company	Interest	Date of Acquisition	Surface area sqm	Area intended for sale sqm	Area intended for Construction sqm	Sold	Title deed executed	Location	Accumulated income as of June 2015	Accumulated income as of June 2014	Accumulated income as of June 2013	Book Value
Residential
Available for sale (4)
Condominios del Alto I	IRSA Commercial Properties	100%	04/30/1999	-	2,082	-	71%	67%	Santa Fe	6,314	2,614	4,262	21
Condominios del Alto II	IRSA Commercial Properties	100%	04/30/1999	-	5,009	-	96%	93%	Santa Fe	302	49,303	-	518
Caballito Nuevo	IRSA	100%	11/03/1997	-	8,173	-	98%	98%	CABA	2,139	986	6,983	-
San Martín de Tours	IRSA	100%	03/01/2003	-	3,492	-	99%	99%	CABA	-	-	-	124
El Encuentro	IRSA	100%	11/18/1997	-	127,795	-	100%	99%	Buenos Aires	461	7,944	11,698	-
Abril Club de Campo – Lots	IRSA	100%	01/03/1995	-	5,135	-	99%	99%	Buenos Aires	644	1,750	1,113	-
Abril Club de Campo - Casona (5)	IRSA	100%	01/03/1995	31,224	34,605	-	-	-	Buenos Aires	-	-	-	2,357
Torres Jardín	IRSA	100%	07/18/1996	-	-		-	-	CABA	-	44	811	-
Apartment Entre Rios 465/9	IRSA Commercial Properties	100%					-		Buenos Aires				1,400
Horizons	IRSA	50%	01/16/2007	-	71,512	-	100%'	98%	Buenos Aires	5,225	22,890	117,090	3,130
Units to be received					-					-	-	-	-
Beruti (Astor Palermo) (1)	IRSA Commercial Properties	100%	06/24/2008	-	2,632	-	-	-	CABA	-	-	-	32,872
Caballito Manzana 35	IRSA	100%	10/22/1998	-	8,258	-	-	-	CABA	-	-	-	52,205
CONIL - Güemes 836 - Mz 99 and Güemes 902 - Mz 95 and Retail Stores	IRSA Commercial Properties	100%	11/05/2014	-	1,389	-	-	-	Buenos Aires	-	-	-	5,409
Canteras Natal Crespo (2 commercial parcels)	IRSA	-	-	40,333	-	60,499	-	-	Buenos Aires	-	-	39	3,595
Subtotal Residential				71,557	270,082	60,499				15,085	85,531	141,996	101,631
Land Reserves
Isla Sirgadero	IRSA	100%	02/16/2007	8,360,000	-	-	-	-	Santa Fe	-	-	-	2,894
Pilar R8 Km 53	IRSA	100%	05/29/1997	74,828	-	-	-	-	Buenos Aires	-	-	-	1,55
Pontevedra	IRSA	100%	02/28/1998	730,994	-	-	-	-	Buenos Aires	-	-	-	918
Mariano Acosta	IRSA	100%	02/28/1998	967,29	-	-	-	-	Buenos Aires	-	-	-	804
Merlo	IRSA	100%	02/28/1998	1,004,987	-	-	-	-	Buenos Aires	-	-	-	639
San Luis Plot of Land	IRSA	50%	03/31/2008	3,250,523	-	-	-	-	San Luis	-	-	-	1,584
Subtotal Land Reserves				14,388,622	-					-	-	-	8,389
Future Developments
Mixed Uses
UOM Lujan (7)	IRSA Commercial Properties	100%	05/31/2008	1,160,000	-	-	N/A	N/A	Buenos Aires	-	-	-	41,972
La Adela	IRSA	100%	08/01/2014	10,580,000	-	-	N/A	N/A	Buenos Aires	1,400	-	-	214,594
Nobleza Piccardo (8)	IRSA Commercial Properties	50%	05/31/2011	159,995	-	127,996	N/A	N/A	Buenos Aires	-	-	-	40,059
Puerto Retiro	IRSA	50%	05/18/1997	82,051	-	-	N/A	N/A	CABA	-	-	-	22,128
Solares Santa María (9)	IRSA	100%	07/10/1997	716,058	-	-	N/A	N/A	CABA	-	-	-	171,461
Residential							-	-		-	-	-	-
Coto Abasto Air Space	IRSA Commercial Properties	100%	09/24/1997	-	-	21,536	N/A	N/A	CABA	-	-	-	8,945
Neuquén – Housing Plots of Land	IRSA Commercial Properties	100%	07/06/1999	13	-	18	N/A	N/A	Neuquén	-	13,390	-	803
Uruguay Zetol	IRSA	90%	06/01/2009	152,977	62,756	-	N/A	N/A	Uruguay	-	-	-	62,567
Uruguay Vista al Muelle	IRSA	90%	06/01/2009	102,216	62,737	-	N/A	N/A	Uruguay	-	-	-	43,362
Pereiraola (Greenville)	IRSA	100%	04/21/2010	-	39,634	-	-	-	Buenos Aires	-	-	-	8,200
Retail
Caballito Shopping Plot of Land (10)	IRSA Commercial Properties	100%	-	23,791	-	-	N/A	N/A	CABA	-	-	-	45,812
Potential Dot Expansion	IRSA Commercial Properties	80%	-	15,881	-	47,643	N/A	N/A	CABA	-	-	-	-
Offices
Philips Adjoining Plots - Offices 1 and 2	IRSA Commercial Properties	80%	11/28/2006	12,8	-	38,4	N/A	N/A	CABA	-	-	-	25,336
Baicom	IRSA	50%	12/23/2009	6,905	-	34,5	N/A	N/A	CABA	-	-	-	4,183
Intercontinental Plaza II(11)	IRSA Commercial Properties	100%	02/28/1998	6,135	-	19,598	N/A	N/A	CABA	-	-	-	1,564
Catalinas Norte Plot	IRSA	100%	12/17/2009	3,649	-	35,3	N/A	N/A	CABA	-	-	-	109,496
Subtotal Future Development				13,035,458	165,127	342,973				1,400	13,390	-	800,482
Total Land Reserves				27,495,637	435,209	403,472				16,485	98,921	141,996	910,516

(1)	Area intended for sale means own square meters of residential apartments, including parking spaces and storage spaces. Stated at 100%, before any sale.
(2)
Sold % comprises such sale transactions for which a Purchase Agreement (Boleto) has been executed, for which Possession has been taken or a Title Deed has been signed. Includes square meters of residential apartments, parking and storage spaces.

(3)	The Title Deed executed % comprises such sale transactions for which a Title Deed has been executed. Includes the square meters of residential apartments, parking and storage spaces.
(4)	In such case where IRSA/IRSA Commercial Properties received units under a barter agreement, the "Area intended for sale" corresponds to such area received rather than the entire development.
(5)	The Area intended for sale includes 31,224 sqm of land and 4,712.81 sqm in the aggregate of La Casona (deducting 1,331.76 sqm of ground floor).
(6)	The Area intended for sale does not include 171 commercial parking spaces to be received or rebate units.
(7)	The Feasibility of Mixed Uses Permit has been applied for and provincial approval is pending.
(8)	The 127,996 square meters derive from the current regulations, we are working on a preliminary project of 479,415 square meters intended for construction (pending approval).
(9)	The Feasibility permit has been applied for 716,058 square meters intended for construction, and approval is pending from the Legislature of the City of Buenos Aires.
(10)	Preliminary project of 71,374 square meters intended for construction, approval of urban parameters is pending.
(11)
The 6,135 square meters of Land are those of the parcel, which includes Inter I and II. During May, 2015, we reported that, through IRSA Commercial Properties, we have signed an agreement to transfer to a non related party 8,470 sqm corresponding to nine office floors and the sign of the deed and the delivery of the units was on June 30, 2015. During September, 2015, we sold through IRSA Commercial Properties seven floors of Intercontinental Plaza, for more information please see “Item 4. Recent Developments.”

(12)	On September 3, 2015, we signed the transfer deed for the sale of the "Isla Sirgadero" plot of land. The price of the transaction was Ps. 10.7 million.

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

Residential Properties (available for Sale).

Condominios del Alto I – City of Rosario, Province of Santa Fe (IRSA Commercial Properties)

As of June 30, 2015, the project has been completed, and one parking space is available for sale.

Condominios del Alto II – City of Rosario, Province of Santa Fe (IRSA Commercial Properties).

As of June 30, 2015, works in parcel H have been completed; all units under the barter agreement have been received and 13 parking spaces and two storage spaces are available for sale.

San Martín de Tours – City of Buenos Aires.

This is a unique Project located in Barrio Parque, an exclusive residential area in the City of Buenos Aires. During May 2006, the commercialization of the project was launched with successful results. The image of the product was originally developed under the name “Barrio Chico” through advertisements in the most important media. As of June 30, 2015, the project is completed and there are 2 parking spaces pending sale.

 El Encuentro - Benavidez, Tigre – Province of Buenos Aires.

In the district of Benavidez, Municipality of Tigre, 35 kilometers north of downtown Buenos Aires, there is a 110-hectare gated residential complex known as “El Encuentro”, consisting of a total of 527 lots and a total saleable area of 610,785.15 sqm with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway N° 9, allowing an easy way to and from the city. As of June 30, 2015, all the units have been sold.

Abril – Hudson – Province of Buenos Aires.

Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single-family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The project is highly consolidated, and as of June 30, 2015 there is one lot pending execution of the relevant title deed.

“La Casona Abril” is located in the heart of the project. It is the antique manor of “Estancia Pereyra Iraola,” which was built in the decade of the thirties by architect José Mille. This little French-style palace of the XIX century has 4,700 sqm distributed over four floors and a garden of around 30,000 sqm.

Horizons, Vicente López, Olivos, Province of Buenos Aires.

The IRSA-CYRELA Project, developed over two adjacent blocks, was launched in March last under the name Horizons. Horizons is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings, the “Río” complex, and the other one, facing Libertador Avenue, consists of three 17-floor buildings, the “Parque” complex, thus totaling 59,000 square meters built of saleable area distributed in 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, mansion with spa, sauna, gym, children room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2015, the project was fully built and 3 apartments, 3 parking spaces and 1 storage space are pending execution of the title deed. The stock available for sale consists of 8 parking spaces and 52 storage spaces.

Units to be received under barter agreements

Beruti Plot of land – City of Buenos Aires.

On October 13, 2010, the Company, through its subsidiary IRSA Commercial Properties, and TGLT S.A. (“TGLT”) entered into a barter agreement in connection with a plot of land located at Beruti 3351/59 in the City of Buenos Aires for cash and future residential apartments to be constructed by TGLT in the plot. The transaction value was agreed on US$18.8 million, of which US$10.7 million has already been paid. TGLT is currently building an apartment building with residential and commercial parking spaces, in which, in accordance with the terms of the agreement, TGLT will transfer to IRSA Commercial Properties (i) certain units to be determined, representing 17.33% of the aggregate surface of the residential space, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces, (iii) all the commercial parking spots in the future building.. To ensure performance of the obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor our subsidiary.

An organization called “Asociación Amigos Alto Palermo” filed a write of relief in order to prevent the construction works and obtained a precautionary measure for the suspension of the construction works. The Contentious-Administrative and Tax Appellate Court for the City of Buenos Aires ordered the release of the precautionary measure that suspended the works. At present, the write of relief is in the discovery stage, and no judgment has been rendered in that regard. On December 4, 2013, the term for the delivery of the units involved was extended for 11 months and on November 4, 2014 a new 11 month extension was signed. On June 11, 2015 final judgment was rendered in favor of us and TGLT.

Caballito Plot – City of Buenos Aires.

On June 29, 2011, the Company and TGLT, a residential developer, entered into an agreement to barter a plot of land located in Méndez de Andes street in the neighborhood of Caballito in the Autonomous City of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction was agreed upon at US$ 12.8 million. TGLT plans to construct an apartment building with parking spaces. In consideration, TGLT paid US$ 0.2 million (US$ 159,375) in cash and will transfer to IRSA: (i) a number of apartments to be determined representing 23.10% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 21.10% of total square meters of parking space; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, representing 21.10% of square meters of storage space. TGLT is committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months. TGLT mortgaged the land in favor of IRSA as guarantee.
A neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be carried out by TGLT in the abovementioned property. Once said preliminary injunction was deemed final, the Government of the City of Buenos Aires and TGLT were served notice of the complaint.

CONIL – Avellaneda, Province of Buenos Aires (IRSA Commercial Properties)

These plots of the Company face Alto Avellaneda shopping center, totaling 2,398 sqm distributed in two opposite corners and according to urban planning standards, around 6,000 sqm may be built. Its intended use, either through an own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a barter deed was executed for the purpose of developing a residential project and as consideration for it, IRSA Commercial Properties will receive 1,365 sqm of retail stores located on the ground floors of blocks 99 and 95, on Güemes 836 and Güemes 902, respectively. Delivery of the consideration for block 95 is expected to take place in January 2018, and that corresponding to block 99 is scheduled for September 2018. The barter price was US$ 0.7 million.Land Reserves and development properties

Canteras Natal Crespo, La Calera – Province of Córdoba

On June 26, 2013, we sold 100% of our interest in Canteras Natal Crespo S.A. representing 50% of its capital stock, to Euromayor S.A. de Inversiones for US$ 4,215,000 according to the following payment schedule: US$ 3,815,000 in cash and US$ 400,000 through the transfer of almost 400,000 sqm for business purposes within the project to be developed in the site known as Laguna Azul. Delivery of the non-monetary consideration is expected for March 2017.
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

Future Developments

Mixed Uses:

Ex UOM – Luján, Province of Buenos Aires (IRSA Commercial Properties)

This 115-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by Cresud on May 31, 2008 from Birafriends S.A. for US$ 3 million. In May 2012, IRSA Commercial Properties acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. IRSA Commercial Properties is seeking to change the zoning parameters to enable the consummation of the project.

La Adela

“La Adela” farmland is located 60 kilometers northwest of the City of Buenos Aires, and it is one of our original farmlands. In December 2001, the dairy facility was closed down, using its total surface area for crop production. Between March 2005 and December 2007 CRESUD bought 72 additional hectares which were added to the existing 982 hectares. During the fiscal year ended June 30, 2014, 837 hectares were used for corn and soybean crops. In July 2014 CRESUD sold to us the “La Adela” farm.

Ex Nobleza Piccardo Plant – San Martín, Province of Buenos Aires (IRSA Commercial Properties)

On March 31, 2011, Quality Invest S.A. (a subsidiary of IRSA Commercial Properties, with a 50% equity interest) and Nobleza Piccardo S.A.I.C. y F. (Nobleza) executed the title deed for the purchase of a plot of land extending over 160,000 square meters located in the District of San Martín, Province of Buenos Aires, currently used for industrial purposes and suitable in terms of characteristics and scales for mixed-use developments. The price for the property was US$ 33 million, 30 % of which was paid at such time. A first-priority mortgage was created for the balance of the price on the property, in favor of Nobleza. The balance plus interest at a nominal annual rate of 7.5% on the outstanding balance were paid in full –principal plus interest- in March 2013, by advancing payments.

Simultaneously with the execution of the title deed the parties entered into a lease agreement whereby Nobleza leased the whole property to Quality Invest S.A. for a term of up to 36 months from May 2011. This lease agreement contained a clause providing for partial return of the property from month 8 (eight) to month 14 (fourteen) after the date of execution thereof. Prior to expiration, an extension was executed for 2 (two) to 6 (six) months due to expire in December 2012, and Quality Invest obtained usufructuary rights to over half the plot of land. The return of the remaining area set forth in the agreement and due to occur in May 2014 was once again extended until December 31, 2014. On March 2, 2015 a Certificate was executed by Nobleza and Quality Invest for full return of the property, and the contractual relationship between the parties came to an end.

On May 16, 2012 the Municipality of San Martín granted a pre-feasibility permit for commercial use, entertainment, events, offices, etc., which would enable performance of a mixed-use development thereon.

Pursuant to an Ordinance enacted on December 30, 2014, a process was initiated to obtain a rezoning permit for the plot of land to be used mainly for Commercial Purpose, which considerably expands the uses and potential buildable square meters through new urban indicators; such process is pending approval of the enacted Ordinance by the Government of the Province of Buenos Aires pursuant to a Decree.

As approved in the Ordinance, on January 20, 2015 Quality Invest entered into a Zoning Agreement with the Municipality of San Martín which governs various issues related to applicable regulations and provides for a mandatory assignment of square meters in exchange for monetary contributions subject to fulfillment of certain administrative milestones of the rezoning process.

Puerto Retiro – City of Buenos Aires.

Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so we have initiated negotiations with municipal authorities in order to rezone the area. We own a 50% interest in Puerto Retiro.

On April 18, 2000, Puerto Retiro S.A. was served notice of a filing made by the Argentine Government, through the Ministry of Defense, seeking to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to the Company. Upon filing of the complaint, the bankruptcy court issed an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had prchased in 1993 from Tandanor.

Indarsa had acquired 90% of the capital stock in Tandanor from the Argentine Government in 1991. Tandanor’s main business involved ship repairs performed in a 19-hectare property located in the vicinity of La Boca neighborhood and where the Syncrolift is installed.

As Indarsa failed to comply with its payment obligation for acquisition of the shares of stock in Tandanor, the Ministry of Defense filed a bankruptcy petition against Indarsa, seeking to extend it to the Company.

The evidentiary stage of the legal proceedings has already concluded. The Company lodged an appeal from the injunction order, and such order was confirmed by the Court of Appeals on December 14, 2000. The parties filed the arguments in due time and proper manner. After the case was set for judgment, the judge ordered the suspension of the judicial order requesting the case records for issuance of a decision based on the alleged existence of pre-judgmental status in relation to the criminal case against former officials of the Ministry of Defense and former directors of the Company, for which reason the case will not be adjudicated until a final judgment is entered in respect of the criminal case.

It has been made known to the commercial court that the expiration of the limitation period has been declared in the criminal action and the criminal defendants have been acquitted. However, this decision was reversed by the Criminal Court of Cassation (Cámara de Casación Penal). An extraordinary appeal was filed and rejected, therefore an appeal was directly lodged with the Argentine Supreme Court for improper refusal to permit the appeal, and a decision is still pending.

The Management and the legal counsel to the Company believe that there are sufficient legal and technical arguments to consider that the petition for an extension of the bankruptcy will be dismissed by the court. However, in view of the particular features and progress of the case, this position cannot be held to be conclusive.

In turn, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property disputed in the case.

In July 2013 the answer to the civil action was filed, which contained a number of defenses. Tandanor requested the intervention of the National Government as third party co-litigant in this case, which petition was granted by the Court. In March 2015 both the National Government and the criminal complainant answered the asserted defenses. As of the date hereof no resolution has been issued in such regard. While the court does not issue a decision on the asserted defenses, it is hard to foresee whether Puerto Retiro will succeed or not in this case.

Solares de Santa María – City of Buenos Aires

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

In the year 2000, we filed a master plan for the Santa María del Plata site, which was assessed by the Environmental Urban Plan Council (Consejo del Plan Urbano Ambiental, “COPUA”) and submitted to the Town Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project, and in response to the recommendations made by COPUA to the project on December 13, 2006, we filed an amendment to the project to adjust it to the recommendations made by COPUA, making material amendments to our development plan for the Area, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and convenience and a perimetrical pedestrian lane along the entire site on the river bank.

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches issued a report stating that such Committee had no objections to our development plan and requested that the General Treasury render a decision concerning the scope of the development plan submitted for the project. In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the Government Chief of the City of Buenos Aires executed

Decree N° 1584/07, which passed the specific ruling, set forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

Notwithstanding the approval of Decree N° 1584/07 in 2007, several municipal approvals are still pending and in December 2007, a municipal court rendered a decision restricting the implementation of our proposed development plan, due to objections made by a legislator of the City of Buenos Aires, alleging the suspension of Decree N° 1584/07, and each construction project and/or the municipal permits granted for business purposes. Notwithstanding the legality and validity of the Decree N° 1584/07, we entered into an agreement 5/10 that was executed with the Government of the City of Buenos Aires, which has been sent with a legislative bill to the Legislature of the City of Buenos Aires under number 976-J-2010, for approval.

On October 30, 2012 a new agreement was executed with the Government of the City of Buenos Aires, replacing all those already executed, whereby new obligations were agreed upon between the parties for the consummation of the project. To that end, such Agreement – as well as the previous ones – shall be countersigned and approved by the Legislative Branch of the City of Buenos Aires by enacting a bill that is attached to the project. As of to date, the project is pending such legislative treatment.Residential

Coto Residential Project (IRSA Commercial Properties)

IRSA Commercial Properties owns approximately 23,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. IRSA Commercial Properties and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby IRSA Commercial Properties acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood.

Neuquén Parcela Viviendas – Neuquén, Province of Neuquén (IRSA Commercial Properties)

Through Shopping Neuquén SA, we own a plot of 13,000 sqm and a construction capacity per FOT of 18,000 sqm of residential properties in an area with significant potential. This area is located close to the recently opened  shopping center Alto Comahue, the hypermarket also recently opened and a hotel to be constructed in months to come.

Zetol S.A. and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009 we acquired a 100% ownership interest in Liveck S.A., a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two companies incorporated under the laws of Uruguay, for US$ 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

We intend to carry out an urban project consisting in the development and commercialization of 13 apartment buildings. Such project has the “urban feasibility” status for the construction of approximately 200,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol S.A. and Vista al Muelle S.A. agreed to carry out the infrastructure works for US$ 8 million as well as minimum amount of sqm of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

The total purchase price for Zetol S.A. was US$ 7.0 million; of which US$ 2.0 million were paid. Sellers may opt to receive the balance in cash or through the delivery of units in the buildings to be constructed in the land owned by Zetol S.A. equivalent to 12% of the total marketable meters to be constructed.

Besides, Vista al Muelle S.A. owned since September 2008 a plot of land purchased for US$ 0.83 million. Then, in February 2010, plots of land were acquired for US$ 1 million, the balance of which as of to date amounts to US$ 0.28 plus interest and will be repaid in December 2014. In December 2010, Vista al Muelle S.A. executed the title deed of other plots for a total amount of US$ 2.66 million, of which US$ 0.3 million were paid. The balance will be repaid by delivering 2,334 sqm of units and/or retail stores to be constructed or in cash.

On June 30, 2009, the Company sold a 50% stake in Liveck S.A. to Cyrela Brazil Realty S.A for US$ 1.3 million. On December 17, 2010, together with Cyrela Brazil Realty S.A. we executed a stock purchase agreement pursuant to which we repurchased from Cyrela Brazil Realty S.A. a 50% shareholding in Liveck S.A. for US$ 2.7 million. Accordingly, as of June 30, 2015, our stake, through Tyrus, in Liveck is 100%.

As a result of the plot barter agreements executed in due time between the Intendencia Municipal de Canelones “IMC”, Zetol S.A. and Vista al Muelle S.A. in March 2014, the parcel redistribution dealing was concluded. This milestone, as set forth in the amendment to the Master Agreement executed in 2013, initiates the 10-year term for the investment in infrastructure and construction of the buildings mentioned above. The urban project and the design of the first tower are being developed.

Pereiraola (Greenville), Hudson – Province of Buenos Aires

In April de 2010 we sold Pereiraola S.A., a company owner of certain lands adjacent to Abril Club de Campo that comprised 130 hectares, for US$ 11.7 million. The purchaser would develop a project that included the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to the Company of 39,634 square meters of lots amounting to approximately US$ 3 million was included in the sale price. The project is at an advanced stage, and the 52 lots are expected to be received in 2016.

Retail

Caballito Plot – City of Buenos Aires (IRSA Commercial Properties)

This is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which IRSA Commercial Properties purchased in November 1997. This plot would allow developing a shopping center having 30,000 sqm, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. The legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property which already has the consent of the Executive Branch.

Dot Adjoining Plot – City of Buenos Aires (IRSA Commercial Properties)

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

Offices

Philips Adjoining Plots 1 and 2 – City of Buenos Aires (IRSA Commercial Properties)

These two parcels of 6,400 sqm with construction capacity of 19,200 sqm each, are a significant land reserve jointly with a plot where the extension of Dot Baires Shopping is planned. As a result of major developments, the intersection of Av. General Paz and the Panamerican Highway has experienced a significant growth in recent years. The project of theses parcels will conclude the consolidation of this area.

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

Catalinas Norte Plot - City of Buenos Aires.

Facing the River Plate, this plot is in a privileged location. Having been witness to one of the largest vertical developments in the city, the Catalinas district has consolidated itself as the paramount office real estate area in the city. The project, featuring 35,300 square meters to be built on the ground floor comprises a tower of 37 floors including 4 ground floors, an open ground floor, mezzanine, dining and multipurpose room on the first floor, 28 office floors, 2 terrace floors and one mechanical room.

Intercontinental Plaza II Plot - City of Buenos Aires (IRSA Commercial Properties)

The Intercontinental Plaza complex is located in the heart of the Montserrat district, situated a few meters away from the most important avenue in the city and the financial district. It comprises an office tower and the exclusive Intercontinental Hotel. In the 6,135 square meter plot, it would be feasible to develop a second office tower, including 19,600 square meters and 25 floors, that would supplement the one already erected in the intersection of Moreno and Tacuarí streets.

Hotels

During fiscal year 2015, we kept our 76.34% interest in Intercontinental hotel, 80.00% interest in Sheraton Libertador hotel and 50.00% interest in Llao Llao. We observed a decrease in the occupancy of our hotels due to a lower inflow of foreign and corporate tourists.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(1)	Average Price per Room Ps.(2)	Fiscal Year Sales as of June 30,			Book Value
						2015	2014	2013
Intercontinental (3)	11/01/1997	76.34%	309	68.74%	1,276	143,281	123,925	87,081	51,875
Sheraton Libertador (4)	03/01/1998	80.00%	200	75.75%	1,142	93,801	74,178	52,089	31,400
Llao Llao (5)	06/01/1997	50.00%	205	51.37%	2,746	159,215	133,459	86,666	81,539
Total	-	-	714	65.69%	1,564	396,297	331,562	225,836	164,814

(1) Accumulated average in the twelve-month period.
(2) Accumulated average in the twelve-month period.
(3) Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4) Through Hoteles Argentinos S.A.
(5) Through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro.

In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. Fifty percent is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., operator, among others, of the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms. The occupancy of the hotel decreased in the April-June quarter due to eruption of the Calbuco volcano which resulted in a significant reduction of bookings for stays for such period.

Hotel Intercontinental, City of Buenos Aires.

In November 1997, we acquired 51% of the Hotel Intercontinental from Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Montserrat, near the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation. During this year the hotel remodeled floors 6, 7 and 8, totaling 61 remodeled rooms that required an investment of Ps. 8.8 million.

Hotel Sheraton Libertador, City of Buenos Aires

In March 1998 we acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$ 23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, 8 meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$ 4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation. During this year the hotel lobby was remodeled. The investment amounted to Ps. 5.0 million.

Sale of Interest in Bitania 26 S.A, owner of Hotel Savoy (Rosario – Santa Fe)

On February 5, 2015, the Company indirectly sold 100% of its equity interest in Bitania 26 S.A., owner of Hotel “Savoy” in the city of Rosario (Province of Santa Fe), which accounts for 49% of its capital stock, for US$ 4.2 million. The income from the transaction amounted to approximately Ps. 13.3 million.

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

International:

Lipstick Building, New York, NY

The Lipstick Building is a landmark building in the City of New York, located at 885 Third Avenue, in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Buildings among other remarkable works) and it has been named after its original elliptic form and the reddish color of its façade. Its gross leasable area is around 57,500 sqm distributed in 34 stories.

As of June 30, 2015, this building had an occupancy rate of 91.86% generating average revenues of US$ 64.74 per sqm.

Lipstick Building	Jun-15	Jun-14	YoY Var
Gross Leasable Area (sqm)	58,094	58,092	-
Occupancy	91.86%	88.94%	2.92pp
Rent (US$/sqm)	64.74	63.69	1.65%

As of June 30, 2015, 2 additional lease agreements had been executed totaling an aggregate surface area of 22,585 additional square meters, to be actually occupied during the next fiscal year, causing its occupancy rate to rise to 95.47% and its average rental price to US$ 65.09 per sqm.

Finally, in the southern wing of the lobby there is an exhibition since September 2014 showcasing part of the work and life of the celebrated Argentine architect César Pelli. The exhibition has been conceived, designed and executed in close cooperation with César Pelli’s architectural firm.

Sale of 183 Madison Ave, New York, NY

In September 2014, the Company, acting through its subsidiary Rigby closed the sale of  Madison 183 building, located in the city of New York, United States of America, for US$ 185 million, and discharged the mortgage on this asset for US$ 75 million. In December 2010 we had acquired a 49% stake in Rigby, owner of the building, which we valued at US$ 85.1 million. In November 2012 we increased our interest by 25.5%, and thus became holders of a 74.50% stake in Rigby’s stock capital. At the time of this purchase the building was valued at US$ 147.5 million. The building’s sale price, of US$ 185 million, implies an appreciation of 117% during the investment period. During the second quarter of 2015 we recorded a balance of $ 188.3 million due to reversal of the conversion reserve generated in Rigby resulting from the partial repayment of principal.

Sale of remaining interest in Hersha Hospitality Trust

Hersha is a REIT listed on the New York Stock Exchange under the ticker “HT”. Hersha mainly invests in institutional hotels located in shopping centers, suburban commercial areas and secondary destinations and markets mainly located in the northeastern region of United States and in selected markets of the western coast of the United States. Hersha acquires properties in areas where it believes there is a developing market and has a proactive management that seeks to create and add value in the long term.

In the first quarter of 2015, IRSA indirectly held 1,000,000 common shares in Hersha, which were sold at an average price of US$ 6.74 per share. As a result, the company holds no share interest in Hersha.

Investment in Condor

We hold our investment in the Condor, through our subsidiary RES, in which we hold a 66.8% interest. Condor is a U.S. REIT listed in Nasdaq and is focused on middle-class and long-stay hotels, throughout 21 states in the United States of America, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others. In March 2015 a new CEO was appointed, who is working in relaunching the REIT. The REIT’s name has been changed from Supertel Hospitality Inc. to Condor Hospitality Trust, and its ticker in Nasdaq has been changed from “SPPR” to “CDOR”. The strategy is based on the selective disposition of hotels within a lower category range and replacing them with hotels in higher categories. The company’s results for the first six months of 2015 show an improvement in its rental and hotel occupancy operating ratios and sales of assets for attractive prices.

Investment in IDBD.

For this information, see “Item A. History and Development of the Company—Significant acquisitions, dispositions and development of business—Fiscal year ended June 30, 2015— Investment in IDBD” and “—Recent Developments.”

Financial Operations and Others:

Our interest in Banco Hipotecario.

As of June 30, 2015, we held a 29.99% interest in Banco Hipotecario, which represented 14.08% of our consolidated assets as of such date. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations are located in Argentina where it operates a nationwide network of 60 branches in the 23 Argentine provinces and the City of Buenos Aires, and 15 additional sales offices. Additionally, its subsidiary Tarshop has 27 sales offices.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2015, Banco Hipotecario ranked thirteenth in the Argentine financial system in terms of shareholders’ equity and thirteenth in terms of total assets. As of June 30, 2015, Banco Hipotecario’s shareholders’ equity was Ps. 4,700.7 million, its consolidated assets were Ps. 33,321.4 million, and its net income for the twelve-month period ended June 30, 2015 was Ps. 537.2 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario continues its business strategy of diversifying its loan portfolio. As a result, non-mortgage loans to the non-financial private sector increased from Ps. 7,676.1 million as of December 31, 2012 to Ps. 10,708.0 million as of December 31, 2013, Ps. 14,845.9 million as of December 31, 2014 and Ps. 16,551.9 million as of June 30, 2015, increasing the interest in the aggregate loan portfolio to the non-financial private sector from 80.4% as of December 31, 2012 to 87.0% as of June 30, 2015. Non-performing loans represented 2.3% of its total portfolio as of June 30, 2015.

Furthermore, Banco Hipotecario has diversified its funding sources; it has reduced its international financing and has become one of the most frequent issuers of debt in Argentina by developing its presence in the local capital market and increasing its deposit base. Its financial debt represented 21.8% of the total financing as of June 30, 2015.

Its subsidiaries include BACS, a bank specialized in investment banking and securitization which consolidates with BACS Administradora de Activos S.A. S.G.F.C.I. a company specialized in asset management; BHN Inversión S.A. which consolidates with: BHN Vida S.A., a life insurance company, BHN Seguros Generales S.A., a fire insurance company for home owners; and Tarshop, a company specialized in the sale of consumer financing products and cash advances to non-banking customers.

On October 10, 2012, Banco Hipotecario paid dividends for Ps.100 million, as approved in April 2011 by the Shareholders’ Meeting. Furthermore, on August 23, 2013, the General Shareholders’ Meeting resolved upon the distribution of Ps. 30 million because of cash dividends on common shares, which were paid on September 20, 2013. Besides, the General Shareholders’ Meeting held on April 24, 2014 approved the distribution of cash dividends on common shares for Ps. 42 million that were made available to the shareholders in January 2015.

The following table shows Banco Hipotecario’s financing sources(1) as from the dates indicated:

	At June 30,				% Change
	2015		2014		2015/2014
	(in millions of Pesos, except for percentages)
Bonds	Ps.	4,926.7	Ps.	3,501.7	40.7%
Subordinated Bonds		100.0		-	NM
Borrowings from Central Bank.		0.1		0.1	42.0%
Borrowings from banks and international entities		297.4		558.4	-46.8%
Deposits		18,191.2		13,691.3	32.9%
Total	Ps.	23,515.4	Ps.	17,751.5	32.5%

(1)	Excludes accrued interest.

Legal Framework:

Regulation and Governmental Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances are applicable to the development and operation of our properties.

Currently, Argentine law does not specifically regulate shopping center lease agreements. Since our shopping center leases generally differ from ordinary commercial leases, we have created provisions which govern the relationship with our shopping center tenants.

Leases

Argentine law imposes certain restrictions on property owners, including:

•	a prohibition to include automatic price adjustment clauses based on inflation increases in lease agreements; and

•
the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement requires a shorter term.

Rent Increase

In addition, there are contradictory court rulings with respect to whether the rent price can or cannot be increased during the term of the lease agreement. For example, Section 10 of the Public Emergency Law prohibits the adjustment of rent under lease agreements subject to official inflation rates, such as the consumer price index or the wholesale price index. Most of our lease agreements have incremental rent increase clauses that are not based on any official index. As of the date of this document no tenant has filed any legal action against us challenging incremental rent increases, but we cannot assure that such actions will not be filed in the future and, if any such actions were successful, that they will not have an adverse effect on our company.

Limits on lease terms

Under the Argentine Civil and Commercial Code lease terms may not exceed fifty years, except for leases regulated by Law N° 25,248 (which provides that real estate leases containing purchase options–leasing inmobiliario- are not subject to term limitations). Generally, terms in our lease agreements go from 3 to 10 years.

Right to Termination

The Argentine Civil and Commercial Code provides that tenants of properties may rescind lease agreements earlier after the first six months of the effective date. Such rescission is subject to penalties which range from one to one and a half months of rent. If the tenant rescinds during the first year of the lease the penalty is one and a half month’s rent and if the rescission occurs after the first year of lease the penalty is one month’s rent.

It should be noted that the Argentine Civil and Commercial Code became effective on August 1, 2015 and that, among other rules, it repealed the Urban Lease Law (N° 23,091), which provided for a rule similar to the one described above, but established the obligation to give at least 60 days’ prior notice of exercise of the unilateral right to termination by the tenant. There are no court rulings yet with respect to the new regulations related to: (i) unilateral right to termination by tenant; i.e. whether the parties may waive the tenant’s right to terminate the agreement unilaterally; or in relation to (ii) the possibility of establishing a penalty different from the penalty described above in the event of termination.

Other

While current Argentine government policy discourages government regulation of lease agreements, there can be no assurance that additional regulations will not be imposed in the future by the Argentine Congress, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leasable areas. In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby adversely affecting our rental income. The Argentine Civil and Commercial Procedure Code enables the lessor to pursue what is known as an “executory proceeding” upon lessees’ failure to pay rent. In executory proceedings debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than ordinary ones. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the formalities of debt instrument itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that a notice be given to the tenant demanding payment of the amounts due in the event of breach prior to eviction, of no less than ten days for leases for residential purposes, and establishes no limitation or minimum notice for leases for other purposes. However, historically, large court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit to the time of actual eviction.

Development and Use of the Land

Buenos Aires Urban Planning Code. Our real estate activities are subject to several municipal zoning, building, occupation and environmental regulations. In the city of Buenos Aires, where the vast majority of our real estate properties are located, the Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires.

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

Sales and Ownership

Buildings Law. Buildings Law N° 19,724 (Ley de Pre horizontalidad) was repealed by the new Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to build units or units to be built, the owner is required to purchase insurance in favor of prospective purchasers against the risk of frustration of the operation pursuant to the agreement for any reason. A breach of this obligation prevents the owner from exercising any right against the purchaser–such as demanding payment of any outstanding installments due – unless he/she fully complies with their obligations, but does not prevent the purchaser from exercising its rights against seller.

Protection for the Disabled Law. The Protection for the Disabled Law N° 22,431, enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by handicapped individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals must be provided for.

Buildings constructed before the enforcement of the Protection for the Disabled Law must be adapted to provide accesses, transit pathways and adequate facilities for mobility-impaired individuals.

Those pre-existing buildings, which due to their architectural design may not be adapted to the use by mobility-impaired individuals, are exempted from the fulfillment of these requirements.

The Protection for the Disabled Law provides that residential buildings must ensure access by mobility impaired individuals to elevators and aisles. Architectural requirements refer to pathways, stairs, ramps and parking.

Real Estate Installment Sales Law. The Real Estate Installment Sales Law N° 14,005, as amended by Law N° 23,266 and Decree N° 2015/85, imposes a series of requirements on contracts for the sale of subdivided real estate property regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment of such price. The provisions of this law require, among other things:

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

Other Regulations

Consumer Relationship. Consumer or End User Protection. The Argentine Constitution expressly establishes in Article 42 that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law N° 24,240, as amended, regulates several issues concerning the protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts.

The Consumer Protection Law, and the applicable sections of the Argentine Civil and Commercial Code are intended to regulate the constitutional right conferred under the Constitution on the weakest party of the consumer relationship and prevent potential abuses deriving from the stronger bargaining position of vendors of goods and services in a mass-market economy where standard form contracts are widespread.

As a result, the Consumer Protection Law and the Argentine Civil and Commercial Code deem void and unenforceable certain contractual provisions included in consumer contracts entered into with consumers or end users, including those which:

•	deprive obligations of their nature or limit liability for damages;

•	imply a waiver or restriction of consumer rights and an extension of seller rights; and

•	impose the shifting of the burden of proof from the consumer to the seller in order to protect the consumers.

In addition, the Consumer Protection Law imposes penalties ranging from warnings to the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party was entitled, including closing down of establishments for a term of up to 30 days.

The Consumer Protection Law and the Argentine Civil and Commercial Code define consumers or end users as the individuals or legal entities that acquire or use goods or services free of charge or for a price for their own final use or benefit or that of their family or social group. In addition, both laws provide that those who though not being parties to a consumer relationship as a result thereof acquire or use goods or services, for consideration or for non-consideration, for their own final use or that of their family or social group are entitled to such protection rights in a manner comparable to those engaged in a consumer relationship.

In addition, the Consumer Protection Law defines the suppliers of goods and services as the individuals or legal entities, either public or private, that in a professional way, even occasionally, produce, import, distribute or commercialize goods or supply services to consumers or users.

The Argentine Civil and Commercial Code defines a consumer agreement as such agreement that is entered into between a consumer or end user and an individual or legal entity that acts professionally or occasionally or a private or public company that manufactures goods or provides services, for the purpose of acquisition, use or enjoyment of goods or services by consumers or users for private, family or social use.

The protection under the laws afforded to consumers and end users encompasses the entire consumer relationship process (from the offering of the product or service) and it is not only based on a contract, including the consequences thereof.

In addition, the Consumer Protection Law establishes a joint and several liability system under which for any damages caused to consumers, if resulting from a defect or risk inherent in the thing or the provision of a service, the producer, manufacturer, importer, distributor, supplier, seller and anyone who has placed its trademark on the thing or service shall be liable.

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

Pursuant to Resolution N° 104/05 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Economy, the Consumer Protection Law adopted Resolution N° 21/2004 issued by the Mercosur's Common Market Group which requires that those who engage in commerce over the Internet (E-Business) shall disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

On September 17, 2014, a new Consumer Protection Law was enacted by the Argentine Congress –Law N° 26,993. This law, known as “System for Conflict Resolution in Consumer Relationships,” provided for the creation of new administrative and judicial procedures for this field of Law. It created a two-instance administrative system: the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo, COPREC) and the Consumer Relationship Audit, and a number of courts assigned to resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount so claimed should not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Ministry of Labor, Employment and Social Security. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. The administrative system known as Preliminary Conciliation Service for Consumer Relationships (COPREC) is currently in full force and effect. However, the court system (fuero judicial nacional de consumo) is not in force yet, therefore, any court claims should be currently filed with the existing applicable courts. A considerable volume of claims filed against us are expected to be settled pursuant to the system referred to above, without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be filed.

Antitrust Law. Law N° 25,156, as amended, prevents monopolistic practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business of the companies concerned exceeds in Argentina the amount of Ps. 200.0 million, in such case the respective concentration should be submitted for approval to the Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia, "CNDC”). The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions, or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps. 20.0 million each are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions effected by the companies concerned during the prior 12-month period exceed in the aggregate Ps. 20.0 million or Ps. 60.0 million in the last 36 months, these transactions must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed Ps. 200.0 million, we should give notice to the CNDC of any concentration provided for by the Antitrust Law.

Credit Card Law. Law N° 25,065, as amended by Law N° 26,010 and Law N° 26,361, governs certain aspects of the business activity known as “credit card system.” Regulations impose minimum contract contents and approval thereof by the Argentine Ministry of Industry, as well as limitations on chargeable interest by users and commissions charged by the retail stores that adhere to the system. The Credit Card Law applies both to banking and non-banking cards, such as “Tarjeta Shopping,” issued by Tarshop S.A. Pursuant to Communication “A” 5477 issued by the Central Bank, loans granted under credit cards by non-financial entities cannot exceed 25% of the monthly interest rate published by the Central Bank for loans to individuals without security interests.

Environment. Our activities are subject to a number of national, provincial and municipal environmental provisions.

Article 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation to restore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

On November 6, 2009, the Argentine Congress passed Law N° 25,675. Such law regulates the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and fixes environmental policy goals.

Law N° 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of compensation in lieu thereof. Such Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and legal entities.

In addition, the CNV Rule require the obligation to report to the Commission any events of any nature and fortuitous acts that seriously hinder or could potentially hinder performance of our activities, including any events that generate or may generate significant impacts on the environment, providing details on the consequences thereof.

The new Argentine Civil and Commercial Code has introduced as a novel feature the acknowledgement of collective rights, including the right to a healthy and balanced environment. Accordingly, the Code expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment and the rights with a collective impact in general.

Insurance

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

We carry all-risk insurance for our shopping centers and other buildings covering damages to the property caused by fire, explosion, gas leak, hail, storm and winds, earthquakes, vandalism, theft and business interruption. We also have civil liability insurance covering all potential damages to third parties or goods arising from the development of our businesses throughout the whole Argentine territory. We are in compliance with all the legal requirements relating to mandatory insurance, including statutory coverage under the Occupational Risk Law, life insurance required under collective bargaining agreements and other insurance required by the laws and decrees. Our history of damages is limited to only one claim made as a result a fire in Alto Avellaneda Shopping in March 2006, in which the loss was substantially recovered from our insurers. These insurance policies have all the specifications, limits and deductibles that are customary in the market and which we believe are adequate for the risks to which we are exposed in our daily operations. We also purchased civil liability insurance to cover our directors’ and officers’ liability.

Control Systems

IRSA Commercial Properties has a computer systems to monitor tenants’ sales in all of our shopping centers (except stands). IRSA Commercial Properties also conduct regular manual audits of its tenants accounting sales records in all of our shopping centers. Almost every store in those shopping centers has a point of sale that is linked to a main computer server in the administrative office of such shopping center. Likewise, it uses the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Alcorta Shopping, Patio Bullrich, Buenos Aires Design, Abasto, Alto Rosario, Alto NOA, Dot Baires Shopping, Córdoba Shopping, Soleil Premium Outlet, La Ribera Shopping and Mendoza Plaza Shopping contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

 C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2015:

Subsidiary	Activity	Country of incorporation	Ownership percentage (1)	Voting power percentage	Percentage of our total net revenues
IRSA Commercial Properties S.A.	Real estate	Argentina	95.80%	95.80%	81.06%
E-Commerce Latina S.A.	Investment	Argentina	100%	100%	0%
Efanur S.A.	Investment	Uruguay	100%	100%	0%
Hoteles Argentinos S.A.	Hotel	Argentina	80%	80%	2. 76%
Llao Llao Resorts S.A.	Hotel	Argentina	50%	50%	4.68%
Nuevas Fronteras S.A	Hotel	Argentina	76.34%	76.34%	4.21%
Inversora Bolívar S.A.	Investment	Argentina	100%	100%	0%
Palermo Invest S.A.	Investment	Argentina	100%	100%	0%
Ritelco S.A.	Investment	Uruguay	100%	100%	0%
Solares de Santa Maria S.A.	Real estate	Argentina	100%	100%	0.14%
Tyrus S.A.	Investment	Uruguay	100%	100%	0.83%
Unicity S.A.	Investment	Argentina	100%	100%	0.0%

(1)	Includes direct and indirect ownership.

We have a significant interest in Banco Hipotecario, an Argentine company organized under Argentine Law engaged in banking activity. As of June 30, 2015, we owned directly and indirectly 29.99% (without considering treasury shares) of Banco Hipotecario.

D. Property, Plant and Equipment

Property

As of June 30, 2015, most of our property  was located in Argentina. We lease our headquarters, located at Bolívar 108, (C1066AAD) Ciudad Autónoma de Buenos Aires. We do not currently lease any material properties other than our headquarters.

The following table sets forth certain information about our properties as of June 30, 2015:

Property (6)	Date of Acquisition	Leasable/ Sale m2 (1)	Location	Net Book Value Ps.(2)	Encumbrance	Outstanding principal amount Ps./000	Maturity Date	Balance due at maturity Ps./000	Rate	Use	Occupancy rate (7)
Intercontinental Plaza(10)	18/11/1997	22,535	City of Buenos Aires	41,106	-	-	-	-	-	Office Rental	100,0%
Bouchard 710	01/06/2005	15,014	City of Buenos Aires	60,923	-	-	-	-	-	Office Rental	100,0%
Bouchard 551	15/03/2007	-	City of Buenos Aires	7,698	-	-	-	-	-	Office Rental	100,0%
Libertador 498	20/12/1995	620	City of Buenos Aires	3,938	-	-	-	-	-	Office Rental	100,0%
Maipú 1300 (12)	28/09/1995	4,759	City of Buenos Aires	14,713	-	-	-	-	-	Office Rental	90.9%
Madero 1020	21/12/1995	-	City of Buenos Aires	113	-	-	-	-	-	Office Rental	100,0%
Suipacha 652	22/11/1991	11,453	City of Buenos Aires	8,255	-	-	-	-	-	Office Rental	96.7%
República Building	28/04/2008	19,885	City of Buenos Aires	194,971	-	-	-	-	-	Office Rental	93.6%
Dique IV, Juana Manso 295	02/12/1997	11,298	City of Buenos Aires	51,835	-	-	-	-	-	Office Rental	99.5%
Torre Bank Boston	27/08/2007	14,873	City of Buenos Aires	138,432	-	-	-	-	-	Office Rental	100%
Terreno Catalinas Norte	17/12/2009	N/A	City of Buenos Aires	109,496	-	-	-	-	-	Other Rentals	N/A
Dot Building (3)	28/11/2006	11,242	City of Buenos Aires	126,365	-	-	-	-	-	Office Rental	100,0%
Other Properties (5)	N/A	N/A	City of Buenos Aires	53,627	-	-	-	-	-	Other Rentals	N/A
Alto Palermo Shopping (3)	23/11/1997	19,545.0	City of Buenos Aires	221,792	-	-	-	-	-	Shopping Center	99.7%
Abasto Shopping (3)	17/07/1994	36,669.1	City of Buenos Aires	255,335	-	-	-	-	-	Shopping Center	100%
Alto Avellaneda (3)	23/11/1997	36,728.6	Province of Buenos Aires	131,140	-	-	-	-	-	Shopping Center	99,9%
Paseo Alcorta (3)	06/06/1997	15,432.9	City of Buenos Aires	106,091	-	-	-	-	-	Shopping Center	100%
Patio Bullrich (3)	01/10/1998	11,636.2	City of Buenos Aires	112,426	-	-	-	-	-	Shopping Center	100%
Alto Noa (3)	29/03/1995	19,072.9	City of Salta	29,708	-	-	-	-	-	Shopping Center	100%
Buenos Aires Design (3)	18/11/1997	13,888.2	City of Buenos Aires	12,860	-	-	-	-	-	Shopping Center	94.6%
Alto Rosario Shopping (3)	09/11/2004	28,395.6	City of Rosario	115,014	-	-	-	-	-	Shopping Center	97.9%
Mendoza Plaza Shopping (3)	02/12/2004	42,039.5	City of Mendoza	101,657	-	-	-	-	-	Shopping Center	96,1%
Córdoba Shopping – Villa Cabrera (3)	31/12/2006	15,328.0	City of Cordoba	61,111	Hipoteca -Anticresis	1,4	Ene-17	3,3	Libor+1,5%+CER	Shopping Center	99,8%
Dot Baires Shopping (3)	01/05/2009	49,847.9	City of Buenos Aires	377,260	-	-	-		-	Shopping Center	99,7%
Soleil Factory (3)	01/07/2010	13,993.1	Province of Buenos Aires	84,301	-	-	-	-	-	Shopping Center	99.4%
Alto Comahue (3)	06/07/1999	9,456.9	Province of Neuquen	309,103	-	-	-	-	-	Shopping Center (in construction)	94.2%
Distrito Arcos (3)	01/12/2011	12,127.3	City of Buenos Aires	229,800	-	-	-	-	-	Shopping Center (in construction)	97.3%
Santa María del Plata	10/07/1997	716,058	Province of Buenos Aires	158,951	-	-	-	-	-	Land Reserve	N/A
Patio Olmos (3)	25/09/2007	5,147	City of Cordoba	27,050	-	-	-	-	-	Land Reserve	N/A
Caballito Plot of Land	11/03/1997	8,173	City of Buenos Aires	45,812	-	-	-	-	-	Land Reserve	N/A
Other Land Reserves (4)	N/A	14,388,622	City and Province of Buenos Aires.	8,403	-	-	-	-	-	Land Reserve	N/A
Luján (3)	31/05/08	1,160,000	Province of Buenos Aires.	33,906	-	-	-	-	-	Land Reserve	N/A
Hotel Llao Llao (11)	01/06/1997	24,000	Ciudad de Bariloche	81,539	-	-	-	-	-	Hotel	51.37%
Hotel Intercontinental	01/11/1997	37,600	City of Buenos Aires	51,875	-	-	-	-	-	Hotel	68.74%
Hotel Libertador	01/03/1998	17,463	City of Buenos Aires	31,400	-	-	-	-	-	Hotel	75.75%

(1) Total leasable area for each property. Excludes common areas and parking spaces.
(2) Cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3) Through IRSA Commercial Properties.
(4) Includes the following land reserves: Pontevedra plot; Isla Sirgadero; Mariano Acosta, San Luis and Merlo (through IRSA) and Intercontinental Plot (through IRSA Commercial Properties) .
(5) Includes the following properties: Anchorena 665, Zelaya 3102, 3103 y 3105, Rivadavia 2768, Constitución 1111, Santa Maria del Plata, Puerto Retiro Plots 50%, Rio Parcel 50%, Libertador Parcel 50%.
(6) All assets are owned by us or through any our subsidiary.
(7) Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.
 (9) Intern information of the Company.
(10) During May, 2015, we reported that, through IRSA Commercial Properties, we have signed an agreement to transfer to a non related party 8,470 sqm corresponding to nine office floors and the sign of the deed and the delivery of the units was on June 30, 2015. During September, 2015, we sold through IRSA Commercial Properties seven floors of Intercontinental Plaza, for more information please see “Item 4. Recent Developments.”
(11) Includes Ps. 21,900 thousand of Book Value that corresponds to “Terreno Bariloche.”
(12) During November, 2015, we sold two office floors and four units of parking space of Maipú 1300, for more information please see “Item 4. Recent Developments.”

Item 4A.	Unresolved Staff Comments.

Not applicable.

Item 5.	Operating and Financial Review and Prospects.

The following management’s discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our audited consolidated financial statements and related notes appearing elsewhere in this annual report. This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as, “expects”, “anticipates”, “intends”, “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in this annual report. See Item 3 “Key Information – D. Risk Factors” for a more complete discussion of the economic and industry-wide factors relevant to us.

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2015 and 2014 relate to the fiscal years ended June 30, 2015 and 2014, respectively.

For a discussion of results of operations of IRSA Commercial Properties and to assist in understanding changes in the Investment and development properties business, please see “Item 5 Operating and financial review and prospects” in IRSA Commercial Properties' annual report on Form 20-F for the year ended June 30, 2015 which is publicly available on the SEC's website (www.sec.gov). The discussion and analysis of IRSA is for the full annual periods ended June 30, 2015 compared to June 30, 2014.

The management's discussion and analysis of IRSA Commercial Properties' operating financial review and prospects included in IRSA Commercial Properties' 20-F for the year ended June 30, 2015 and 2014 is included only on a supplemental basis.

For more information please see Note 40 to our audited consolidated financial statements, “Foreign currency assets and liabilities”.

A.	Operating Results

Evolution of our Business Segments

Shopping Centers

Our main purpose is to maximize our shareholders’ profitability. By using our know-how in the shopping center industry in Argentina as well as our leading position, we seek to generate a sustainable growth of cash flow and to increase the long-term value of our real estate assets.

We attempt to take advantage of the unsatisfied demand for purchase in different urban areas of the region, as well as of our customers’ purchase experience. Therefore, we seek to develop new shopping centers in urban areas with attractive prospects for growth, including Buenos Aires’ Metropolitan area, some cities in the provinces of Argentina and possibly, other places abroad. To achieve this strategy, the close business relationship we have had for years with more than 1000 retail companies and trademarks composing our selected group of tenants is of utmost importance, as it allows us to offer an adequate mix of tenants for each particular case.

During the fiscal years ended June 30, 2013, 2014 and 2015, our shopping centers revenues were Ps. 1,103.0 million, Ps.1,383.0 million and Ps. 1,778.3 million, respectively.

Sales and Developments

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

This year we sold 74.5% of the office building located at Madison Avenue in the City of New York earning that percentage over a total amount of US$ 185 million and we hold a 49.9% interest in a U.S. company, whose main asset is the so-called “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we hold 34.0% of Condor Hospitality Trust REIT’s voting rights (NASDAQ: CDOR) and we hold, through Dolphin Fund, 49.0% of the Israeli company IDBD, which is one of the largest and most diversified investment groups in Israel, which participates, through its subsidiaries, in numerous markets and industry sectors, including real estate, retail, agricultural industry, insurance, telecommunications, etc. We intend to continue evaluating -on a selective basis- investment opportunities outside Argentina as long as they offer attractive investment and development options.

During the fiscal years ended June 30, 2013, 2014 and 2015, our Development and Sale of Properties segment had revenues of Ps. 142.0 million, Ps. 85.5 million and Ps. 15.1 million, respectively.

Offices and Others

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

During the fiscal years ended June 30, 2013, 2014 and 2015, our Office and Other Non-Shopping Center Rental Properties segment had revenues of Ps. 217.2 million, Ps. 271.2 million and Ps. 332.7 million, respectively.

Hotels

We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and travel in Argentina. We seek to continue with our strategy to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation. During the fiscal years ended June 30, 2013, 2014 and 2015, our Hotels segment had revenues of Ps. 225.8 million, Ps. 331.6 million and Ps. 396.3 million, respectively.

International

In this segment, we seek investments that represent an opportunity of capital appreciation potential in the long term. After the international financial crisis in 2008, we took advantage of the price opportunity in the real estate sector in the United States and invested in two office buildings in Manhattan, New York. During the fiscal years ended June 30, 2013, 2014 and 2015, our International segment had revenues of Ps. 39.0 million, Ps. 83.9 million and Ps. 25.9 million, respective.

Financial Operations and Others

As of June 30, 2015 we owned approximately 29.99% of Banco Hipotecario’s capital stock, Argentina’s leading mortgage lender and provider of mortgage-related insurance and mortgage loan services. Banco Hipotecario restructured its financial debt in 2004 and has recorded attractive results from its operations since then. For the fiscal years ended June 30, 2013, 2014 and 2015, our investment in Banco Hipotecario generated a gain of Ps. 58.7 million, Ps. 184.4 million and Ps. 143.3 million, respectively.

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

For more information plase see Note 40 to our Audited Consolidated Financial Statements, “Foreign currency assets and liabilities”.

Critical Accounting Policies and Estimates

Our Audited Consolidated Financial Statements are prepared in accordance with IFRSs as issued by the IASB, and the accounting policies employed are set out in our Accounting Policies section in the financial statements. In applying these policies, we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. The actual outcome could differ from those estimates. Some of these policies require a high level of judgment because the areas are especially subjective or complex.

The discussion below should also be read in conjunction with our disclosure of significant IFRS accounting policies, which is provided in Note 2 to our Audited Consolidated Financial Statements, “Summary of significant accounting policies”.

We believe the most critical accounting policies and significant areas of judgment and estimation are in:

•	Business combinations;
•	Impairment testing of goodwill and intangible assets;
•	Determination of the fair value of financial instruments;
•	Trading property;
•	Allowances;
•	Taxation;
•	Venture capital organization;
•	Acquisition of assets carried out between entities under common control.

Business combinations – purchase price allocation
During the fiscal year ended June 30, 2015, we did not acquire new businesses.

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

The company developed an internal valuation model to determine the fair value of the IDBD shares under these circumstances. This model is principally based and is sensitive to the number of shares eligible to be tendered. In one end of the spectrum, all of the shares outstanding may be tendered, and on the opposite end, only the Creditors’ shares are eligible for tendering as per the judge’s ruling. The objective of the methodology is to arrive at a fair value of the IDBD’s share by subtracting from the quoted market price the value of the right to participate in the tender offer embedded in such quoted price. The relative weight of the “right to participate in the tender offer” embedded in IDBD’s quoted market price is sensitive and varies depending on the number of shares deemed eligible for tendering. Each scenario reflects a different number of shares eligible for tendering. A probability of occurrence has been assigned to each scenario based on available evidence. This methodology results in a weighted-probability value representing the fair value of IDBD’s shares recognized in the financial statements. The company considers this value as a reasonable proxy for the fair value of the IDBD share.

 We use a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Foreign currency-contracts	Present value method	Theoretical price	Money market curve, interest-rate curve; Foreign exchange curve.	-
Commitment to tender offer IDBD	Black-Scholes	Theoretical price	Underlying asset price; share price volatility (historical) and interest-rate curve (NIS rate curve).	Underlying asset price 3.5 to 4.7 Share price volatility 30% to 40% Money market interest rate 0.7% to 1%
Other Borrowings	Weighted probability of the difference between market price and the Commitment to tender offer of shares in IDBD	Theoretical price	Underlying asset price; share price volatility (historical) and interest-rate curve (NIS rate curve). IRSA 2017 interest-rate and scenario weights.	Underlying asset price 1.55 to 2.35 Share price volatility 60% to 80% Money market interest rate 0.02% to 0.9%
IDBD Shares	Weighted probability of the difference between market price and the Commitment to tender offer of shares in IDBD	Theoretical price	Underlying asset price; share price volatility (historical) and interest-rate curve (NIS rate curve). IRSA 2017 interest-rate and scenario weights.	Underlying asset price 1.55 to 2.35 Share price volatility 60% to 80% Money market interest rate 0.02% to 0.9%
Call option of Arcos	Discounted cash flow	-	Projected income and discounted interest rate.	-
Interest rate swaps	Cash flow	Theoretical price	Interest rate and cash flow forward contract.	-
Preferred shares of Condor	Binomial tree	Theoretical price	Underlying asset price (market price), share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.96 to 2.65 Share price volatility 56% to 76% Money market interest rate 0.67% to 0.83%
Warrants of Condor	Black-Scholes	Theoretical price	Underlying asset price (market price), share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.96 to 2.65 Share price volatility 56% to 76% Money market interest rate 0.67% to 0.83%

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

Taxation

We are subject to income taxes in numerous jurisdictions. Our tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of our total tax charge necessarily involves a degree of estimation and judgment in respect of certain items whose tax treatment may not be always determined with certainty due to interpretation. The final resolution of some of these items may give rise to material profits, losses and/or cash flows. The complexity of our structure makes the degree of estimation and judgment more challenging. The resolution of issues may not always be within our control and may depend on the efficiency of legal action, if necessary. Issues can, and often do, take many years to resolve. Payments in respect of tax liabilities for an accounting period result from payments on account and on the final resolution of open items. As a result there can be substantial differences between the tax charge in the Consolidated Income Statements and tax payments.

We recognize deferred tax assets only to the extent it is probable that future taxable profit will be available against which the temporary differences can be utilized. We assess the realizability of deferred tax assets by considering whether it is probable that some portion or all of the deferred tax assets will not be realized. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of June 30, 2015, we recognize Minimum Presumed Income tax (MPIT) credit for Ps. 127,5 million of which Ps. 5,7 million was impairment.

The amounts recognized in the Audited Consolidated Financial Statements in respect of each matter are derived from the Company’s best estimation and judgment as described in Note 5 to the Audited Consolidated Financial Statements.

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

Acquisition of assets carried out between entities under common control

The Company has elected to recognize acquisition of assets or group of assets carried out between entities under common control who also qualify as “Business Combination” according to IFRS 3, using acquisition method.

Overview

We are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries, equity investees and joint ventures, in a range of diversified real estate-related activities in Argentina, including:

•	the acquisition, development and operation of shopping centers,

•	the acquisition and development of office and other non-shopping center properties primarily for rental purposes,

•	the acquisition and operation of luxury hotels,

•	the development and sale of residential properties,

•	the acquisition of undeveloped land reserves for future development or sale, and

•	selective investments outside Argentina.

Argentine Macroeconomic Environment

Substantially all of our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon the economic conditions prevailing in Argentina.

The table below shows Argentina’s GDP growth, inflation, Dollar exchange rates and the appreciation (devaluation) of the Peso against the U.S. Dollar for the indicated periods.

	Fiscal year ended June 30,
	2015		2014		2013
GDP growth	1.2%		0.0%		5.5%
Inflation (IPIM)(1)	13,6%		27.7%		13.5%
Inflation (CPI)(2)	15.0	%(4)	15.0	%(4)	10.5%
Appreciation (depreciation) of the Peso against the U.S. Dollar	(12%)		(50.6%)		(19.1%)
Average exchange rate per US$1.00(3)	Ps.8.6098		Ps.6.9333		Ps.4.9339

(1)	IPIM is the wholesale price index as measured by the Argentine Ministry of Economy and Production.
(2)	CPI is the consumer price index as measured by the Argentine Ministry of Economy and Production.
(3)	Represents average of the selling and buying exchange rate.
(4)   Since January 2014, the Argentine government established IPCNu, which more broadly reflects consumer prices by considering price information from the 23 provinces of Argentina and the City of Buenos Aires. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes into account the six-month period after the new consumer price index was introduced.
.
Sources:	INDEC, Argentine Ministry of Economy and Production, Banco de la Nación Argentina.

According to the IMF, Argentina’s growth projections for 2015 show that GDP expected to contract by 0.3%. This decrease is based largely on the mismatch in the balance of payments and significant deterioration in the availability of external financing.

Consumption continues to be the main driver of economic activity: sales in shopping centers and supermarkets grew 33.3% and 26,1%,  respectively, in nominal terms as of June 2015 compared with the same period of 2014, mainly due to higher salaries in nominal terms.

Argentine GDP grew 1.2% during fiscal year 2015, compared to stagnation in fiscal year 2014. Consumption was the primary driver of economic activity, as shopping center sales grew 36.6% as of August 2015, compared to June 2014, driven by the increase in nominal salaries. As of June 2015, the unemployment rate was at 6.6% of the country’s economically active population, a year on year decrease of 12 percentage points.

Argentina’s country risk, measured by the Emerging Market Bond Index, decreased 93 basis points as of June 30, 2015, compared to June 30, 2014, maintaining a high spread vis-à-vis the rest of the countries in the region. The debt premium paid by Argentina was at 631 points in June 2015, compared to 304 paid by Brazil and 194 paid by Mexico.

Changes in short- and long-term interest rates, unemployment and inflation may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping centers. These factors, combined with low GDP growth, may reduce general consumption rates in our shopping centers. Since most of the lease agreements in our shopping centers, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers in our shopping centers and consequently, in the demand for parking, may also reduce our revenues from services rendered.

Factors that Affect our Results

Effects of inflation

From 1997 until the end of year 2001, the Argentine government’s policies substantially reduced the level of inflation. Therefore, during that period, inflation did not significantly affect our financial condition and results of operations. The following are annual inflation rates since 2002, published by the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index		Wholesale Price Index
2002	28.4%		88.2%
2003	10.2%		8.1%
2004	4.9%		8.6%
2005	9.0%		7.7%
2006	11.0%		12.1%
2007	8.8%		9.4%
2008	9.3%		13.8%
2009	5.3%		5.6%
2010	11.0%		15.5%
2011	9.7%		12.5%
2012	9.9%		12.8%
2013	10.5%		13.5%
2014	15.0	%(1)	27.7%
2015	15.0%		13.4%

(1)
In January 2014 the Argentine government established IPCNu, which more broadly reflects consumer prices by considering price information from the 23 provinces of Argentina and the City of Buenos Aires. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes into account the six month period starting on January 1, 2014.

Continuing increases in inflation are likely to have an adverse effect on our operations. Additionally, the minimum lease amounts paid by tenants in our shopping centers are generally adjusted in accordance with the CER, an inflation index published by the Central Bank. Although higher inflation rates in Argentina may increase the minimum lease amount, given that tenants tend to pass on any increases in their own expenses to consumers, higher inflation may lead to increased sale prices charged by tenants for their products, which will ultimately reduce their sales volumes and consequently the portion of rent we receive based on their total sales.

Since the INDEC modified its methodology used to calculate the consumer price index in January 2007, there have been concerns about the accuracy of Argentina’s official inflation statistics, which led to the creation of the IPCNu in February 2014 in order to address the quality of official data. However, despite the changes adopted by the INDEC to the measurement procedure with the IPCNu, there are still some differences between the figures resulting from this indicator and those recorded by private consultants, the Argentinian Congress and the provincial statistic agencies. See “Risk Factors—There are concerns about the accuracy of Argentina’s official inflation statistics.”

Seasonality

Our business is directly related with seasonality, affecting the level of our tenants’ sales. During summer holidays (January and February) our tenants’ sales reach their minimum level, whereas during winter holidays (July) and in December (Christmas) they reach their maximum level. Clothing stores generally change their collections in spring and autumn, positively affecting our shopping centers’ sales. Sales at discount prices at the end of each season are also one of the main sources of impact on our business.

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

During this fiscal year, Argentina’s Peso devalued against the U.S. Dollars and other currencies by approximately 12%, which causes an impact on the comparability of the figures disclosed in the Audited Consolidated Financial Statements stemming from exposure to the exchange rate, above all, in our revenues from office rentals and our net assets and liabilities as detailed in Note 40 to our Consolidated Financial Statements, denominated in foreign currency; as well as the Income/(loss) from our International segment.

Business Segment Reporting

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the Company’s Executive Committee (Chief Operating Decision Maker, “CODM”), without prejudice of the powers and responsibilities of the management body, that is the Board of Directors, in deciding how to allocate resources and in assessing performance. The Executive Committee evaluates the business based on the differences in the nature of its products, operations and risks. The amount reported for each segment item is the measure reported to the Executive Committee and subsequently informed for these purposes to the top management body that is the Company's Board of Directors. In turn, the Board of Directors’ management is assessed by the Shareholders’ Meeting, which is the governance body.

Segment information has been prepared and classified according to different types of businesses in which we conduct our activities. The Company operates in an area of “Investment and Development Properties business” which comprises the following segments:

•
The “Shopping Centers” segment includes the operating results of the Company’s shopping centers portfolio principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping centers of the Company.

•	The “Offices and others” segment includes the operating results of the Company’s lease revenues of office and other rental space and other service revenues related to the office activities.

•
The “Sales and Development” segment includes the operating results of the sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sale of real property intended for rent, sales of hotels and other properties included in the international segment.

•	The “Hotels” segment includes the operating results of the Company’s hotels mainly comprised of room, catering and restaurant revenues.

•
The “International” segment includes profit or loss on investments in subsidiaries and/or associates that mainly operate in the United States in relation to the lease of office buildings and hotels in that country, and the results arising from investment in IDBD at fair value.

•
The “Financial operations and others” segment primarily includes the financial activities carried out by the associates Banco Hipotecario and Tarshop, and consumer finance residual financial operations of Apsamedia S.A. (currently merged with IRSA Commercial Properties). The e-commerce activities conducted through the associate Avenida Inc. are also included until the first quarter of the current fiscal year. This investment began to be considered a financial asset from the second quarter of this fiscal year.

The shopping center properties of the Company are all located in Argentina, the country of domicile of the Company. Mainly, the Company’s offices and other rental properties are also located in Argentina. Properties of the Company located in United States, are discloses in column "International". The Company’s hotels are located in Argentina and United States. The Company’s trading properties are located in Argentina and Uruguay.

During the years ended June 30, 2015, 2014 and 2013, revenues attributable to the segment “Offices and Others” include Ps. 52.7 million, Ps. 44.1 million and Ps. 34.2 million, which account for, in the three years, 16% of the total revenues derived from that segment, pertaining to a particular tenant.

In the last quarter of the fiscal year, the Company has changed the presentation of the consolidated statement of comprehensive income which is reviewed by the CODM for purposes of assigning resources and assessing performance for the fiscal year for a better alignment with the current business vision and the metrics used to such end. These amendments affected the shopping centers and office and others segments. The information examined by the CODM does not include the amounts pertaining to building administration expenses and collective promotion funds from the Consolidated Statement of Comprehensive Income, and so does it exclude total recovered costs as they are not analyzed to assess the operating performance of the segment. The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses).

In addition, in the last quarter of the fiscal year 2015, the Company has modified how it presents the gain/loss on the sale of investment property in segment information, which is revised by CODM. The information reviewed by CODM includes the gain/loss on the sale of investment properties within sales and development segment, regardless of the segment where the property would have been originally located. These modifications affected the segments of sales and development and international. Considering that in the comparative periods presented there were not sales of investment properties in the international segment, it was not necessary to retroactively adjust the amounts pertaining to prior fiscal years.

Furthermore, the CODM regularly reviews the following categories of assets: investment properties; property, plant and equipment; trading properties; goodwill; rights to receive future units under barter agreements; inventories; investments in associates; and the investment in the Entertainment Holding S.A. joint venture. The aggregate of these assets are disclosed in these financial statements as “operating segment assets”. The measurement principles for the operating segment assets are based on the IFRS principles adopted in the preparation of the consolidated financial statements, except for the Company’s share of assets of the joint ventures, Nuevo Puerto Santa Fe S.A., Quality Invest S.A., Cyrsa S.A., Baicom S.A., and Puerto Retiro S.A., which are all reported to the CODM under the proportionate consolidation method. Under this method, each of the operating segment assets reported to the CODM includes the proportionate share of the Company in the same operating assets of these joint ventures. The investment properties amount reported to the CODM includes (i) the investment property balance as per the statement of financial position plus (ii) the Company’s share of the investment properties of these joint ventures. Under IFRS 11, the investment properties of these joint ventures are included together with all other of the joint ventures’ net assets in the single line item titled “Investments in associates and joint ventures” in the statement of financial position.

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	Fiscal Year ended June 30, 2015 In thousands of Ps.
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Common maintenance expenses and collective promotion fund	Adjustment to income for elimination between segment transactions	As per Statement of income
Income from sales, rents and services	2,548,440	(27,532)	-	(5,487)	2,515,421
Income from common maintenance expenses and collective promotion fund	-	-	887,208	-	887,208
Costs	(627,903)	14,752	(901,283)	3,860	(1,510,574)
Gross Profit / (loss)	1,920,537	(12,780)	(14,075)	(1,627)	1,892,055
Gain from disposal of investment properties	1,162,770	-	-	-	1,162,770
General and administrative expenses	(378,125)	1,042	-	2,602	(374,481)
Selling expenses	(195,866)	2,075	-	321	(193,470)
Other operating results, net	28,679	1,105	-	(1,296)	28,488
Profit / (loss) from operations	2,537,995	(8,558)	(14,075)	-	2,515,362
Share of (loss) / profit of associates and joint ventures	(1,035,036)	12,175	-	-	(1,022,861)
Segment Profit / (loss) Before Financing and Taxation	1,502,959	3,617	(14,075)	-	1,492,501

	Fiscal Year ended June 30, 2014 In thousands of Ps.
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Common maintenance expenses and collective promotion fund	Adjustment to income for elimination between segment transactions	As per Statement of comprehensive income
Income from sales, rents and services	2,155,760	(40,636)	-	(6,250)	2,108,874
Income from common maintenance expenses and collective promotion fund	-	-	736,302	-	736,302
Costs	(638,654)	23,183	(743,703)	4,681	(1,354,493)
Gross Profit / (loss)	1,517,106	(17,453)	(7,401)	(1,569)	1,490,683
Gain from disposal of investment properties	235,507	-	-	-	235,507
General and administrative expenses	(300,066)	804	-	2,334	(296,928)
Selling expenses	(150,109)	3,507	-	366	(146,236)
Other operating results, net	(47,922)	3,183	-	(1,131)	(45,870)
Profit / (loss) from operations	1,254,516	(9,959)	(7,401)	-	1,237,156
Share of (loss) / profit of associates and joint ventures	(440,139)	26,368	-	-	(413,771)
Segment Profit / (loss) Before Financing and Taxation	814,377	16,409	(7,401)	-	823,385

	Fiscal Year ended June 30, 2013 In thousands of Ps.
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Common maintenance expenses and collective promotion fund	Adjustment to income for elimination between segment transactions	As per Statement of comprehensive income
Income from sales, rents and services	1,728,248	(131,459)	-	(3,899)	1,592,890
Income from common maintenance expenses and collective promotion fund	-	-	594,290	-	594,290
Costs	(591,610)	101,112	(599,780)	2,667	(1,087,611)
Gross profit / (loss)	1,136,638	(30,347)	(5,490)	(1,232)	1,099,569
Gain from disposal of investment properties	183,767	-	-	-	183,767
General and administrative expenses	(198,772)	2,157	-	1,774	(194,841)
Selling expenses	(117,230)	10,993	-	112	(106,125)
Other operating results, net	92,425	1,497	-	(654)	93,268
Profit / (loss) from operations	1,096,828	(15,700)	(5,490)	-	1,075,638
Share of (loss) / profit of associates and joint ventures	(20,080)	12,689	-	-	(7,391)
Segment Profit / (loss) Before financing and Taxation	1,076,748	(3,011)	(5,490)	-	1,068,247

The following tables present a reconciliation between total segment assets as per segment information and total assets as per the statement of financial position.

	June 30, 2015	June 30, 2014	June 30, 2013
	In thousands of Ps.
Total Assets per segment based on segment information	6,461,794	7,206,639	5,814,519
Minus:
Proportionate share in assets per segment of joint ventures (2)	(96,911)	(148,752)	(186,513)
Plus:
Investment in joint ventures (1)	169,415	293,509	264,461
Other non-reportable assets	3,095,075	2,458,710	2,434,062
Total Consolidated Assets as per Statement of financial position	9,629,373	9,810,106	8,326,529

(1) Represents the proportionate equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2) of the following amounts related to the proportionate share of operating segment assets of the joint ventures, namely, Nuevo Puerto Santa Fe S.A., Quality Invest S.A., Baicom S.A., Cyrsa S.A. and Puerto Retiro S.A. are reported as part of total operating segment assets by segment:

	June 30, 2015	June 30, 2014	June 30, 2013
	Thousands of Ps.
Investment properties	87,583	137,253	161,664
Property, plant and equipment	600	99	112
Trading properties	3,130	5,908	19,396
Goodwill	5,234	5,235	5,235
Inventories	364	257	106
Total proportionate share in assets per segment of joint ventures	96,911	148,752	186,513

Business Segment Reporting

Below is an analysis of our segments for the fiscal years ended June 30, 2015, 2014 and 2013:

	Fiscal Year ended June 30, 2015 Thousands of Ps.
	Shopping Centers	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues (i)	1,778,310	332,728	15,085	396,297	25,873	147	2,548,440
Costs	(290,302)	(33,431)	(19,109)	(277,885)	(7,121)	(55)	(627,903)
Gross Profit	1,488,008	299,297	(4,024)	118,412	18,752	92	1,920,537
Gain from disposal of investment properties	-	-	1,162,770	-	-	-	1,162,770
General and administrative expenses	(136,151)	(58,971)	(49,690)	(77,567)	(55,746)	-	(378,125)
Selling expenses	(112,825)	(21,130)	(9,146)	(52,386)	-	(379)	(195,866)
Other operating results, net	(48,810)	(117,610)	13,093	(461)	184,886	(2,419)	28,679
Profit / (loss) from operations	1,190,222	101,586	1,113,003	(12,002)	147,892	(2,706)	2,537,995
Share of profit / (loss) of associates and joint ventures	-	(2,570)	918	1,254	(1,191,116)	156,478	(1,035,036)
Segment Profit / (loss)	1,190,222	99,016	1,113,921	(10,748)	(1,043,224)	153,772	1,502,959
Investment properties	2,300,044	939,002	338,614	-	-	-	3,577,660
Property, plant and equipment	48,345	28,013	1,242	164,815	1,319	-	243,734
Trading properties	-	-	134,534	-	-	-	134,534
Goodwill	6,804	3,911	-	-	-	-	10,715
Right to receive future units under barter agreements	-	-	90,486	-	-	-	90,486
Inventories	15,711	-	497	6,926	-	-	23,134
Investments in associates and joint ventures	-	20,746	46,555	-	909,911	1,404,319	2,381,531
Operating assets (ii)	2,370,904	991,672	611,928	171,741	911,230	1,404,319	6,461,794

(i) From all of the Company’s revenues, Ps. 2,522 million is originated in Argentina and Ps. 26 million in United States.
(ii) From all of the Company’s assets included in the segment, Ps. 5,445 million worth of assets are located in Argentina and Ps. 1,017 million worth of assets are located in other countries, principally in Israel for Ps. 907 and Uruguay for Ps. 106 million, respectively.

	Fiscal Year ended June 30, 2014 Thousands of Ps.
	Shopping Centers	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues (i)	1,383,008	271,159	85,531	331,562	83,926	574	2,155,760
Costs	(293,278)	(42,015)	(33,498)	(215,980)	(53,510)	(373)	(638,654)
Gross Profit	1,089,730	229,144	52,033	115,582	30,416	201	1,517,106
Gain from disposal of investment property	-	-	235,507	-	-	-	235,507
General and administrative expenses	(101,538)	(41,945)	(37,466)	(59,585)	(59,476)	(56)	(300,066)
Selling expenses	(73,427)	(20,751)	(13,706)	(42,335)	-	110	(150,109)
Other operating results, net	(46,568)	(3,060)	8,137	(2,680)	(895)	(2,856)	(47,922)
Profit / (loss) from operations	868,197	163,388	244,505	10,982	(29,955)	(2,601)	1,254,516
Share of profit / (loss) of associates and joint ventures	-	(899)	6,368	789	(616,313)	169,916	(440,139)
Segment Profit / (loss)	868,197	162,489	250,873	11,771	(646,268)	167,315	814,377
Investment properties	2,253,372	783,683	369,793	-	-	-	3,406,848
Property, plant and equipment	20,455	30,026	3,744	164,386	1,501	-	220,112
Trading properties	-	-	141,161	-	-	-	141,161
Goodwill	1,667	9,392	-	-	-	-	11,059
Right to receive future units under barter agreements	-	-	85,077	-	-	-	85,077
Assets classified as held for sale (iii)	-	-	-	-	1,357,866	-	1,357,866
Inventories	10,625	-	584	6,011	-	-	17,220
Investments in associates and joint ventures	-	23,208	38,289	22,129	628,658	1,255,012	1,967,296
Operating assets (ii)	2,286,119	846,309	638,648	192,526	1,988,025	1,255,012	7,206,639

(i) From all of the Company’s revenues, Ps. 2,072 million is originated in Argentina and Ps. 84 million in United States.
(ii) From all of the Company´s assets included in the segment, Ps. 5,108 million worth of assets are located in Argentina and Ps. 2,099  million worth of assets are located in other countries, principally in United States for Ps. 1,392, Israel for Ps. 595 and Uruguay for Ps. 112 million, respectively.
(iii) See Note 42 for details.

	Fiscal Year ended June 30, 2013 Thousands of Ps.
	Shopping Centers	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues (i)	1,103,044	217,171	141,996	225,836	38,998	1,203	1,728,248
Costs	(241,057)	(43,377)	(106,399)	(168,283)	(31,587)	(907)	(591,610)
Gross Profit	861,987	173,794	35,597	57,553	7,411	296	1,136,638
Gain from disposal of investment properties	-	-	183,767	-	-	-	183,767
General and administrative expenses	(67,596)	(34,984)	(32,901)	(49,883)	(13,158)	(250)	(198,772)
Selling expenses	(58,908)	(11,360)	(16,455)	(28,919)	-	(1,588)	(117,230)
Other operating results, net	(45,020)	(247)	6,342	(369)	135,082	(3,363)	92,425
Profit / (loss) from operations	690,463	127,203	176,350	(21,618)	129,335	(4,905)	1,096,828
Share of profit / (loss) of associates and joint ventures	-	(2,514)	2,329	83	(82,552)	62,574	(20,080)
Segment Profit / (loss)	690,463	124,689	178,679	(21,535)	46,783	57,669	1,076,748
Investment properties	2,224,008	799,644	376,691	-	744,587	-	4,144,930
Property, plant and equipment	17,385	23,029	3,972	168,200	199	-	212,785
Trading properties	-	-	125,549	-	-	-	125,549
Goodwill	1,667	9,392	-	-	51,069	-	62,128
Right to receive future units under barter agreements	-	-	93,225	-	-	-	93,225
Inventories	10,002	-	463	5,962	-	-	16,427
Investments in associates and joint ventures	-	23,385	32,759	21,339	802	1,081,190	1,159,475
Total segment assets (ii)	2,253,062	855,450	632,659	195,501	796,657	1,081,190	5,814,519

(i) From all of the Company’s revenues, Ps. 1,689 million is originated in Argentina and Ps. 39 million in United States.
(ii) From all of the Company´s assets included in the segment, Ps. 4,937 million worth of assets are located in Argentina and Ps. 877 million worth of assets are located in other countries, principally in United States for Ps. 797 and Uruguay for Ps. 81 million, respectively.

Income/(loss) from interests in joint ventures:

As stated in Note 2.3(e) to the consolidated financial statements as of June 30, 2015, 2014 and 2013 and for the years then ended, share of profit/(loss) of joint ventures Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Nuevo Puerto Santa Fe S.A., Quality Invest S.A., Canteras Natal Crespo S.A. and Entertainment Holding S.A., are presented by application of the equity method in the line “Shares of profit/(loss) of associates and joint ventures” in the consolidated statement of income.

However, as indicated in Note 6 to the consolidated financial statements as of June 30, 2015, 2014 and 2013 and for the years then ended, in the business segment reporting, the operating results of these joint ventures are presented by application of proportionate consolidation. This method presents the results of joint ventures in the income statement line by line. The operating results of joint ventures are allocated to each business segment based on the nature of the operations that give rise to them. In addition, reporting contemplates certain transactions between related parties that have been eliminated at the level of the income statement but are, nonetheless, representative of genuine revenues and/or costs of each segment. These transactions include, mainly, leases of spaces and management fees.

Comparability of information:

During the fiscal year ended June 30, 2015 the Argentine Peso depreciated by 12% against the U.S. Dollar and other currencies though such depreciation has not been as significant as such occurred during the fiscal year ended June 30, 2014, when the devaluation of this currency was about 51%. These changes in the currency value as of each year end have an impact on the comparison of the figures stated in the financial statements, mainly resulting from the exposure of net assets and liabilities denominated in foreign currency to the exchange rate.

Besides, during the last quarter of this fiscal year, the Company has modified the presentation of certain information that is revised by the CODM to allocate resources and asses the return, for a better alignment with the current business vision and metrics used for such purposes. These changes affected the shopping centers, offices and international segments and included the elimination of revenues from common maintencance expenses and collective promotion fund from the revenues line, as well as the elimination of the equivalent amount recovered through common maintenance expenses from the costs line.

Shopping Centers:

During the years ended June 30, 2014 and 2013 we maintained the same portfolio of operating shopping centers. During fiscal year 2015 we inaugurated two new shopping centers: “Distrito Arcos,” located in the neighborhood of Palermo, City of Buenos Aires, in December 2014 and “Alto Comahue,” located in the City of Neuquén, Argentine Patagonian region, in March 2015. Income from these new developments were Ps. 22.9 million and Ps. 11.7 million respectively.

Offices and others:

In December 2014, there was a transfer of 83,789 sqm of rental buildings from us to IRSA Commercial Properties. This transaction, though at the consolidated level it did not have effects because it was a related party transaction, was considered a business Combination for the Company, and therefore, costs related to this transaction for Ps. 110.5 million were recognized as income during fiscal year 2015 in “Other operating results, net”.

Additionally, during fiscal year 2015, the revenues and costs from our offices and others segment saw their comparability affected by partial sales of properties intended for lease allocated to that segment. In this respect, during fiscal years 2015 and 2014, there were sales for 10,792 sqm of leasable surface area (approximately 8.8% of total leasable area at the beginning of the fiscal year), and 8,744 sqm of leasable surface area (approximately 6.2% of total leasable area at the beginning of the fiscal year), respectively.

International:

           The revenues and costs from the international segment were mainly affected by the only 3-month consolidation in the year 2015, compared to the 12-month consolidation in the year 2014, of the results of Rigby, and to a lesser extent, by the effect of devaluation described above.

Financial Operations and Others:

The operating result of the Financial Operations and Others segment primarily reflects the residual consumer financing activities of the Company, which have been decreasing progressively during fiscal years under discussion.

During fiscal year 2015, the results of this segment were affected by different transactions performed by the Company in relation to the investment in Avenida, including the exercise of warrants, the dilution of part of our interest in this company in view of the entry of a new investor and the sale of 5% of our shareholding. As a result of all these transactions, as from the second quarter of fiscal year 2015, we ceased to have significant influence on Avenida and therefore, we ceased to recognize it as an investment in an associate, accounted for under the equity method, and we started to recognize it as a financial asset valued at fair value through profit or loss, which are recognized in financial and holding results, net and are excluded in the segment reporting.

Results of operations for the fiscal years ended on June 30, 2015 and 2014

Revenues

	Fiscal Year ended on June 30, 2015 In millions of Ps.
Revenues	Income statement (i)	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	2,570.9	13.1	(805.6)	-	1,778.3
Offices and Others	397.3	9.2	(79.3)	5.5	332.7
Sales and Developments	9.9	5.2	-	-	15.1
Hotels	396.3	-	-	-	396.3
International	28.1	-	(2.3)	-	25.9
Financial Operations and Others	0.1	-	-	-	0.1
Total revenues	3,402.6	27.5	(887.2)	5.5	2,548.4

(i) Includes revenues from sales, leases and services (Ps. 2,515.4 million) and revenues from common maintenance expenses and collective promotion funds  (Ps. 887.2 million).

	Fiscal Year ended on June 30, 2014 In millions of Ps.
Revenues	Income statement (i)	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	2,032.0	9.3	(659.7)	1.4	1,383.0
Offices and Others	327.6	8.5	(69.7)	4.8	271.2
Sales and Developments	62.6	22.9	-	-	85.5
Hotels	331.6	-	-	-	331.6
International	90.8	-	(6.9)	-	83.9
Financial Operations and Others	0.6	-	-	-	0.6
Total revenues	2,845.2	40.6	(736.3)	6.3	2,155.8

(i) Includes revenues from sales, leases and services (Ps. 2,108.9 million) and revenues from common maintenance expenses and collective promotion funds (Ps. 736.3 million).

Revenues from sales, leases and services, pursuant to income statement, rose by 19.3%, up from Ps. 2,108.9 million during fiscal year 2014 to Ps. 2,515.4 million during fiscal year 2015.

In turn, revenues from common maintenance expenses and collective promotion fund increased by 20.5%, from Ps. 736.3 million during fiscal year 2014 (of which Ps. 659.7 million are allocated to the Shopping Centers segment) to Ps. 887.2 million during fiscal year 2015 (of which Ps. 805.6 million are allocated to the Shopping Centers segment).

Furthermore, revenues from interests in our joint ventures showed a 32.2% decrease, down from Ps. 40.6 million during fiscal year 2014 to Ps. 27.5 million during fiscal year 2015, primarily owing to lower revenues from sales related to the Horizons project, from the CYRSA S.A. joint venture. The stock available for sale consists of 8 parking spaces and 52 storage spaces.

Finally, inter-segment revenues decreased by 12.2%, from Ps. 6.3 million during fiscal year 2014 (of which Ps. 4.8 million are allocated to the Offices and Others segment) to Ps. 5.5 million during fiscal year 2015 (allocated to the Offices and Others segment).

Thus, according to business segment reporting, revenues grew by 18.2%, up from Ps. 2.155.8 million during fiscal year 2014 to Ps. 2,548.4 million during fiscal year 2015.

Shopping Centers. Revenues from the Shopping Centers segment rose by 28.6%, up from Ps. 1,383.0 million during fiscal year 2014 to Ps. 1,778.3 million during fiscal year 2015. This increase arose mainly from: (i) a Ps. 317.7 million increase in the revenues from base and contingent rent stemming from a 33.3% increase in our tenants’ total sales, up from Ps. 16,132.8 million during fiscal year 2014 to Ps. 21,508.7 million during fiscal year 2015, (ii) a Ps. 30.0 million increase in revenues from admission fees, (iii) a Ps. 30.6 million increase in revenues from parking fees, and (iv) a Ps. 17.0 million increase in revenues from letting fees property, management fees and others.

Offices and Others. Revenues from the Offices and Others segment rose by 22.7%, up from Ps. 271.2 million during fiscal year 2014 to Ps. 332.7 million during fiscal year 2015. They were affected by the partial sales of investment properties that took place during fiscal year 2015 and caused a reduction in the segment’s total leasable surface area. Rental revenues, considering properties that are similar for both fiscal years on account of no reductions in their leasable area, rose by 30.6%, up from Ps. 214.0 million during fiscal year 2014 to Ps. 279.6 million during fiscal year 2015, mainly due to the devaluation and an improvement in occupancy, whilst rental revenues associated to properties whose leasable area had sustained a reduction, dropped by 45%, from Ps. 45.5 million during fiscal year 2014 to Ps. 25.0 million during fiscal year 2015. At the end of fiscal 2015, the average occupancy rate for the portfolio of premium offices had been 98.1% and the average rental remained close to US$ 26 per square meter.

Sales and Developments. Without considering our joint ventures, revenues from the Sales and Developments segment decreased by 84.3%, from Ps. 62.6 million during fiscal year 2014 to Ps. 9.9 million during fiscal year 2015. This reduction is mainly due to lower revenues from the sales of units at Condominios I and II (Ps. 45.3 million) and El Encuentro (Ps. 7.5 million) projects. Revenues from interests in our joint ventures (Horizons), in turn, dropped by 77.2%, recording a decrease by Ps. 17.7 million. Therefore, this segment’s total revenues dropped by 82.4%, from Ps. 85.5 million during fiscal year 2014 to Ps. 15.1 million during fiscal year 2015.

Hotels. Revenues from our Hotels segment rose by 19.5%, up from Ps. 331.6 million during fiscal year 2014 to Ps. 396.3 million during fiscal year 2015, primarily due to a 34.2% increase in the average rate per room (measured in Ps.) of our portfolio of Hotels, partially offset by a decrease in average hotel occupancy, which went from 67.2% during fiscal year 2014 to 65.7% during fiscal year 2015 (primarily in our Llao Llao hotel).

International. Revenues from the International segment dropped by 69.2%, from Ps. 83.9 million in the year 2014 to Ps. 25.9 million in the year 2015, primarily owing to the only 3-month consolidation in the year 2015 compared to the 12-month consolidation in the year 2014 of the results of Rigby, which was sold in September 2014.

Financial Operations and Others. Revenues from the Financial Operations and Others segment fell by 74.4%, from Ps. 0.6 million during fiscal year 2014 to Ps. 0.1 million during fiscal year 2015 as a consequence of lower revenues from the Company’s residual consumer financing activities.

Costs

	Fiscal Year ended on June 30, 2015 In millions of Ps.
Costs	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion funds	Inter-segment eliminations	Segment-reporting
Shopping Centers	(1,102.2)	(4.0)	819.7	(3.9)	(290.3)
Offices and Others	(107.5)	(5.2)	79.3	-	(33.4)
Sales and Developments	(13.6)	(5.5)	-	-	(19.1)
Hotels	(277.9)	-	-	-	(277.9)
International	(9.4)	-	2.3	-	(7.1)
Financial Operations and Others	(0.1)	-	-	-	(0.1)
Total Costs	(1,510.6)	(14.8)	901.3	(3.9)	(627.9)

	Fiscal Year ended on June 30, 2014 In millions of Ps.
Costs	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion funds	Inter-segment eliminations	Segment-reporting
Shopping Centers	(952.9)	(2.8)	667.1	(4.7)	(293.3)
Offices and Others	(107.3)	(4.4)	69.7	-	(42.0)
Sales and Developments	(17.5)	(16.0)	-	-	(33.5)
Hotels	(216.0)	-	-	-	(216.0)
International	(60.4)	-	6.9	-	(53.5)
Financial Operations and Others	(0.4)	-	-	-	(0.4)
Total Costs	(1,354.5)	(23.2)	743.7	(4.7)	(638.7)

Total consolidated costs, pursuant to income statement, increased by 11.5%, up from Ps. 1,354.5 million during fiscal year 2014 to Ps. 1,510.6 million during fiscal year 2015. Total consolidated costs as a percentage of total consolidated revenues, shrank from 47.6% during fiscal year 2014 to 44.4% during fiscal year 2015.

In turn, costs from common maintenance expenses and collective promotion funds increased by 21.2%, from Ps. 743.7 million during fiscal year 2014 to Ps. 901.3 million during fiscal year 2015, due primarily to expenses and collective promotion funds originated by shopping centers, which increased by 22.9%, up from Ps. 667.1 million during fiscal year 2014 to Ps. 819.7 million during fiscal year 2015, as a result of: (i) a Ps. 59.8 million increase in maintenance, security, cleaning, repair and other expenses (caused mainly by price raises in security and cleaning services and in public utilities rates), (ii) a Ps. 27.9 million increase in advertising expenses, (iii) a Ps. 30.1 million increase in salaries, social security charges and other personnel expenses, (iv) a Ps. 20.8 million increase in taxes, rates and contributions, and other expenses, and (v) a Ps. 14.0 million increase for other reasons (mainly originated in traveling, transportation and stationery expenses).

By the same token, costs from our joint ventures recorded a net decrease of 36.4%, from Ps. 23.2 million during fiscal year 2014 to Ps. 14.8 million during fiscal year 2015, mainly due to lower costs due to a decrease in sales of the Horizons project.

Finally, costs from inter-segment transactions decreased by 17.5%, from Ps. 4.7 million during fiscal year 2014 to Ps. 3.9 million during fiscal year 2015, mainly due to a change in the distribution of costs of our shopping centers.

Therefore, according to business segment reporting, costs dropped by 1.7%, from Ps. 638.7 million during fiscal year 2014 to Ps. 627.9 million during fiscal year 2015. Total costs as a percentage of total revenues, according to business segment reporting, decreased from 29.6% during fiscal year 2014 to 24.6% during fiscal year 2015.

Shopping Centers. Costs from the Shopping Centers segment (without taking into account costs from common maintenance expenses and collective promotion fund and inter-segment eliminations and interests in joint ventures) slightly decreased by 1.0%, from Ps. 293.3 million during fiscal year 2014 to Ps. 290.3 million during fiscal year 2015. This decrease is mainly due to: (i) lower costs as a result of the deficit in common maintenance expenses and collective promotion fund in our Shopping Centers for Ps. 35.9 million and (ii) decreased depreciation and amortization costs for Ps. 4.2 million, partially offset by higher costs generated by: (iii) a Ps. 12.9 million increase in maintenance, security, cleaning, repair and other expenses (caused mainly by price raises in security and cleaning services and in public utilities rates); (iv) a Ps. 10.0 million increase in salaries, social security charges and other personnel expenses, (v) a Ps. 8.7 million increase in taxes, charges and contributions and other expenses (caused mainly by an increase in provincial taxes on land and municipal rates for utilities, among others); and (vi) a Ps. 5.6 million increase in fees and payments for services. Costs from the Shopping Centers segment, as a percentage of this segment’s revenues, decreased by 21.2% during fiscal year 2014 to 16.3% during the fiscal year ended June 30, 2015.

Offices and Others. Costs in the Offices and Others segment dropped by 20.4%, from Ps. 42.0 million during fiscal year 2014 to Ps. 33.4 million during fiscal year 2015. This variance is affected by the partial sales of investment properties intended for lease during fiscal year 2015. Costs associated to non-comparable properties dropped by 44.3%, from Ps. 5.5 million to Ps. 3.0 million, mainly due to the referred sales. Besides, costs, considering similar properties in both fiscal years on account of the inexistence of partial sales, decreased by 19.3%, from Ps. 36.6 million to Ps. 30.4 million, primarily owing to decreased depreciation and amortization costs. This decrease is associated with the sale of investment properties. Total costs in the Offices and Others segment, as a percentage of this segment’s revenues, fell from 20.5% during fiscal year 2014 to 10.0% during fiscal year 2015.

Sales and Developments. This segment’s costs often exhibit significant variances between one period and the other because of the non-recurrence of the sales of properties performed by the Company throughout the time. Without considering our joint ventures, the costs associated to our Sales and Developments segment dropped by 22.4%, from Ps. 17.5 million during fiscal year 2014 to Ps. 13.6 million during fiscal year 2015. This decrease is primarily attributable to lower costs from the sale of units in Condominios I and II (Ps. 6.8 million), partially offset by the increased costs associated to land reserves and properties for sale (Ps. 4.7 million). Besides, costs from our joint ventures (Horizons) dropped by 62.1%, recording a decrease of Ps. 9.1 million. Therefore, total costs from this segment dropped by 43%, from Ps. 33.5 million during fiscal year 2014 to Ps. 19.1 million during fiscal year 2015. Costs in the Sales and Developments segment, as a percentage of this segment’s revenues, increased from 39.2% during fiscal year 2014 to 126.5% during fiscal year 2015.

Hotels. Costs in the Hotels segment rose by 28.7%, from Ps. 216.0 million during fiscal year 2014 to Ps. 277.9 million during fiscal year 2015, mainly due to: (i) a Ps. 41.1 million increase in salaries, social security charges and other personnel expenses; (ii) a Ps. 11.1 million increase in the costs of food, beverages and other hotel-related expenses; and (iii) increased charges, amounting to Ps. 7.7 million, as maintenance and repairs, among others. Costs in the Hotels segment, as a percentage of this segment’s revenues, increased from 65.1% during fiscal year 2014 to 70.1% during fiscal year 2015.

International. Costs in the International segment dropped by 86.7%, from Ps. 53.5 million during fiscal year 2014 to Ps. 7.1 million during fiscal year 2015 mainly due to the only 3-month consolidation in the year 2015 compared to the 12-month consolidation in the year 2014 of the results of Rigby, which was sold in September 2014, in addition, the 3-month period of 2015 does not include amortization and depreciation costs as the property has been classified as available for sale as of June 30, 2014. Costs in the International segment, as a percentage of this segment’s revenues, decreased from 63.8% during fiscal year 2014 to 27.5% during fiscal year 2015.

Financial Operations and Others. Costs from the Financial Operations and Others segment decreased by 85.3%, from Ps. 0.4 million during fiscal year 2014 to Ps. 0.1 million during fiscal year 2015, as a result of reduced costs from the Company’s residual consumer financing activities. Costs from the Financial Operations and Others segment, as a percentage of this segment’s revenues, rose from 65.0% during fiscal year 2014 to 37.4% during fiscal year 2015.

Gross profit

	Fiscal Year ended on June 30, 2015 In millions of Ps.
Gross profit	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	1,468.7	9.1	14.1	(3.9)	1,488.0
Offices and Others	289.8	4.0	-	5.5	299.3
Sales and Developments	(3.7)	(0.3)	-	-	(4.0)
Hotels	118.4	-	-	-	118.4
International	18.8	-	-	-	18.8
Financial Operations and Others	0.1	-	-	-	0.1
Total Gross Profit	1,892.1	12.8	14.1	1.6	1,920.5

	Fiscal Year ended on June 30, 2014 In millions of Ps.
Gross profit	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	1,079.1	6.5	7.4	(3.3)	1,089.7
Offices and Others	220.3	4.1	-	4.8	229.1
Sales and Developments	45.1	6.9	-	-	52.0
Hotels	115.6	-	-	-	115.6
International	30.4	-	-	-	30.4
Financial Operations and Others	0.2	-	-	-	0.2
Total Gross Profit	1,490.7	17.5	7.4	1.6	1,517.1

As a consequence of the events discussed above, total consolidated gross profit, pursuant to income statement, rose by 26.9%, up from Ps. 1,490.7 million during fiscal year 2014 to Ps. 1,892.1 million during fiscal year 2015. Total consolidated gross profit, as a percentage of revenues from sales, leases and services, rose from 70.4% during fiscal year 2014 to 75.4% during fiscal year 2015.

Besides, gross profit due to the elimination of common maintenance expenses and collective promotion fund increased by 90.2%, from Ps. 7.4 million during fiscal year 2014 (which are allocated to the Shopping Centers segment) to Ps. 14.1 million during fiscal year 2015 (which are allocated to the Shopping Centers segment).

In addition, gross profit from our joint ventures dropped by 26.8%, from Ps. 17.5 million during fiscal year 2014 to Ps. 12.8 million during fiscal year 2015.

Therefore, according to business segment reporting, gross profit rose by 26.6%, up from Ps. 1,517.1 million during fiscal year 2014 to Ps. 1,920.5 million during fiscal year 2015. Furthermore, gross profit, as a percentage of revenues, according to business segment reporting, increased from 70.4% during fiscal year 2014 to 75.4% during fiscal year 2015.

Shopping Centers. Gross profit at the Shopping Centers segment increased by 36.6%, up from Ps. 1,089.7 million during fiscal year 2014 to Ps. 1,488.0 million during fiscal year 2015, mainly due to an increase in our tenants’ total sales, resulting in higher percentage rent under our lease agreements. Gross profit from the Shopping Centers segment as a percentage of this segment’s revenues increased from 78.8% during fiscal year 2014 to 83.7% during fiscal year 2015.

Offices and Others. Gross profit at the Offices and Others segment rose by 30.6%, from Ps. 229.1 million during fiscal year 2014 to Ps. 299.3 million during fiscal year 2015. Gross profit for the Offices and Others segment as a percentage of this segment’s revenues rose from 84.5% during fiscal year 2014 to 90.0% during fiscal year 2015.

Sales and Developments. Gross profit at the Sales and Developments segment decreased by 107.7%, from a profit of Ps. 52.0 million during fiscal year 2014 to a loss of Ps. 4.0 million during fiscal year 2015, mainly due to lower sales during fiscal year 2015 and an increase in maintenance and repair costs in these properties. Gross profit for the Sales and Developments segment, as a percentage of this segment’s revenues, went from a profit of 60.8% during fiscal year 2014 to a loss of 26.7% during fiscal year 2015.

Hotels. Gross profit at the Hotels segment rose by 2.4%, up from Ps. 115.6 million during fiscal year 2014 to Ps. 118.4 million during fiscal year 2015. Gross profit for the Hotels segment, as a percentage of this segment’s revenues, dropped from 34.9% during fiscal year 2014 to 29.9% during fiscal year 2015.

International. Gross profit at the International segment dropped by 38.3%, from Ps. 30.4 million during fiscal year 2014 to Ps. 18.8 million during fiscal year 2015. Gross profit at the International segment, as a percentage of this segment’s revenues, rose from 36.2% during fiscal year 2014 to 72.5% during fiscal year 2015, mainly because no amortizations were recorded during that period.

Financial Operations and Others. Gross profit at the Financial Operations and Others segment shrank by 54.2%, from Ps. 0.2 million during fiscal year 2014 to Ps. 0.1 million during fiscal year 2015. Gross profit at the Financial Operations and Others segment, as a percentage of this segment’s revenues, rose from 35.0% during fiscal year 2014 to 62.6% during fiscal year 2015.

Income from sale of investment properties

Income from sale of investment properties from our Sales and Developments segment rose by 393.7%, up from Ps. 235.5 million during fiscal year 2014 to Ps. 1,162.8 million during fiscal year 2015, due primarily to the sales of functional units at: Intercontinental Plaza (Ps. 338.4 million), Madison Ave. office building (Ps. 296.5 million), higher gain from disposal of Bouchard 551 (Ps. 308.4 million) and Maipú 1300 (Ps. 25.3 million), partially offset by a reduced gain from disposal of Av. de Mayo 595 (Ps. 19.2 million), Constitución 1159 (Ps. 13.4 million) and Costeros Dique IV (Ps. 10.6 million), among others.

General and administrative expenses

	Fiscal Year ended on June 30, 2015 In millions of Ps.
General & administrative expenses	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	(135.5)	(0.2)	-	(0.4)	(136.1)
Offices and Others	(58.2)	(0.3)	-	(0.5)	(59.0)
Sales and Developments	(48.8)	(0.5)	-	(0.4)	(49.7)
Hotels	(76.3)	-	-	(1.3)	(77.6)
International	(55.7)	-	-	-	(55.7)
Financial Operations and Others	-	-	-	-	-
Total expenses	(374.5)	(1.0)	-	(2.6)	(378.1)

	Fiscal Year ended on June 30, 2014 In millions of Ps.
General & administrative expenses	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	(100.7)	(0.1)	-	(0.7)	(101.5)
Offices and Others	(41.2)	(0.1)	-	(0.6)	(41.9)
Sales and Developments	(37.0)	(0.5)	-	-	(37.5)
Hotels	(58.6)	-	-	(1.0)	(59.6)
International	(59.5)	-	-	-	(59.5)
Financial Operations and Others	(0.1)	-	-	-	(0.1)
Total expenses	(297.1)	(0.8)	-	(2.3)	(300.1)

Total administrative expenses, pursuant to income statement, rose by 26.1%, up from Ps. 296.9 million during fiscal year 2014 to Ps. 374.5 million during fiscal year 2015. Total administrative expenses as a percentage of revenues from sales, leases and services slightly rose from 13.9% during fiscal year 2014 to 14.8% during fiscal year 2015.

Besides, administrative expenses from our joint ventures increased by 29.6%, from Ps. 0.8 million during fiscal year 2014 to Ps. 1.0 million during fiscal year 2015.

Thus, according to business segment reporting, and considering both our joint ventures and the inter-segment eliminations, administrative expenses grew by 26.0%, up from Ps. 300.1 million during fiscal year 2014 to Ps. 378.1 million during fiscal year 2015. Administrative expenses as a percentage of revenues, according to business segment reporting, went up from 13.9% during fiscal year 2014 to 14.8% during fiscal year 2015.

Shopping Centers. Administrative expenses in the Shopping Centers segment rose by 34.1%, up from Ps. 101.5 million during fiscal year 2014 to Ps. 136.2 million during fiscal year 2015, mainly as a result of: (i) a Ps. 25.7 million increase in the charge associated to Directors’ fees; (ii) a Ps. 3.3 million increase in fees and payment for services, (iii) a Ps. 1.9 million increase in amortizations and depreciations, and (iv) a Ps. 3.8 million increase for other reasons, such as maintenance, security, cleaning, repair and other expenses and taxes, rates and contributions. Administrative expenses of Shopping Centers, as a percentage of this segment’s revenues, slightly rose from 7.3% during fiscal year 2014 to 7.7% during fiscal year 2015.

Offices and Others. General & administrative expenses in our Offices and Others segment increased by 40.6%, up from Ps. 41.9 million during fiscal year 2014 to Ps. 59.0 million during fiscal year 2015, primarily due to: (i) a Ps. 5.3 million increase in fees and payments for services; (ii) a Ps. 5.2 million increase in salaries, social security charges and other personnel expenses, (iii) a Ps. 2.4 million increase in the charge associated to Directors’ fees; (iv) a Ps. 2.0 million increase in traveling, transportation and stationery expenses, and (v) a Ps. 1.5 million increase in bank expenses. The segment’s general & administrative expenses, as a percentage of this segment’s revenues, rose from 15.5% during fiscal year 2014 to 17.7% during fiscal year 2015.

Sales and Developments. General & administrative expenses associated to our Sales and Developments segment rose by 32.6%, up from Ps. 37.5 million during fiscal year 2014 to Ps. 49.7 million during fiscal year 2015, primarily owing to: (i) a Ps. 4.4 million increase in fees and payments for services, (ii) a Ps. 2.0 million increase in salaries, social security charges and other personnel expenses, (iii) a Ps. 2.0 million increase in the charge associated to Directors’ fees, (iv) a Ps. 1.7 million increase in traveling, transportation and stationery expenses, and (v) a Ps. 1.3 million increase in bank expenses. The General & administrative expenses associated to the Sales and Developments segment as a percentage of this segment’s revenues rose from 43.8% during fiscal year 2014 to 329.4% during fiscal year 2015. Considering the gain from the disposal of investment properties, such percentages dropped by 9.82% during fiscal year 2014 to 2.0% during fiscal year 2015.

Hotels. General & administrative expenses associated to our Hotels segment rose by 30.2%, from Ps. 59.6 million during fiscal year 2014 to Ps. 77.6 million during fiscal year 2015, mainly as a result of: (i) a Ps. 9.5 million increase in salaries, social security charges and other personnel expenses; (ii); a Ps. 3.3 million increase in the charge of maintenance and repairs, (iii) a Ps. 2.0 million increase in fees for services and a Ps. 1.5 million increase in the charge of food, beverages and other hotel-related expenses, among others. General & administrative expenses associated to the Hotels segment as a percentage of this segment’s revenues rose from 18.0% during fiscal year ended 2014 to 19.6% during fiscal year 2015.

International. General & administrative expenses associated to our International segment dropped by 6.3%, from Ps. 59.5 million during fiscal year 2014 to Ps. 55.7 million during fiscal year 2015, mainly due to the only 3-month consolidation in the year 2015 compared to the 12-month consolidation in the year 2014 of the results of Rigby, owner of the Madison 183 building intended for lease, which was sold in September 2014 and lower expenses incurred in connection with our investment in IDBD. General & administrative expenses associated to the International segment as a percentage of this segment’s revenues rose from 70.9% during fiscal year 2014 to 215.1% during fiscal year 2015.

Financial Operation and Others. General & administrative expenses associated to our Financial Operations and Others segment did not show significant changes for the fiscal years under discussion.

Selling expenses

	Fiscal Year ended on June 30, 2015 In millions of Ps.
Selling expenses	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	(111.9)	(0.8)	-	(0.1)	(112.8)
Offices and Others	(20.6)	(0.5)	-	-	(21.1)
Sales and Developments	(8.4)	(0.8)	-	-	(9.2)
Hotels	(52.2)	-	-	(0.2)	(52.4)
International	-	-	-	-	-
Financial Operations and Others	(0.4)	-	-	-	(0.4)
Total expenses	(193.5)	(2.1)	-	(0.3)	(195.9)

	Fiscal Year ended on June 30, 2014 In millions of Ps.
Selling expenses	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	(72.5)	(0.7)	-	(0.2)	(73.4)
Offices and Others	(20.3)	(0.4)	-	-	(20.8)
Sales and Developments	(11.3)	(2.4)	-	-	(13.7)
Hotels	(42.2)	-	-	(0.2)	(42.3)
International	-	-	-	-	-
Financial Operations and Others	0.1	-	-	-	0.1
Total expenses	(146.2)	(3.5)	-	(0.4)	(150.1)

Total consolidated selling expenses, pursuant to income statement, rose by 32.3%, up from Ps. 146.2 million during fiscal year 2014 to Ps. 193.5 million during fiscal year 2015. Total consolidated selling expenses as a percentage of revenues from sales, leases and services, slightly rose from 7.0% during fiscal year 2014 to 7.7% during fiscal year 2015.

In turn, selling expenses of our joint ventures shrank by 40.8%, down from Ps. 3.5 million (out of this figure, Ps. 2.4 million are allocated to the Sales and Developments segment) during fiscal year 2014 to Ps. 2.1 million (out of this figure, Ps. 0.8 million are allocated to the Sales and Developments segment) during fiscal year 2015. This decrease is primarily due to lower expenses from our Cyrsa S.A. joint venture in connection with a reduction in the sales of the Horizons project recognized during fiscal year 2015.

Thus, according to business segment reporting, selling expenses grew by 30.5%, up from Ps. 150.1 million during fiscal year 2014 to Ps. 195.9 million during fiscal year 2015. Selling expenses as a percentage of revenues, according to business segment reporting, slightly increased from 7.0% during fiscal year 2014 to 7.7% during fiscal year 2015.

Shopping Centers. Selling expenses in the Shopping Centers segment rose by 53.7%, up from Ps. 73.4 million during fiscal year 2014 to Ps. 112.8 million during fiscal year 2015 primarily as a result of: (i) a Ps. 18.1 million increase in the charge associated to taxes, rates and contributions; mainly due to a higher charged associated to turnover tax; (ii) a Ps. 7.7 million increase in advertising expenses; (iii) a Ps. 5.1 million increase in loan loss charges, and (iv) a Ps. 6.1 million increase in salaries, social security charges and other personnel expenses. Selling expenses, as a percentage of the Shopping Centers segment’s revenues, increased from 5.3% during fiscal year 2104 to 6.3% during fiscal year 2015.

Offices and Others. Selling expenses associated to our Offices and Others segment rose by 1.8%, up from Ps. 20.8 million during fiscal year 2014 to Ps. 21.1 million during fiscal year 2015. Such variation was due to an increase in the turnover tax generated by the transfer of buildings, offset by lower loan loss charges. The selling expenses associated to our Offices and Others segment, as a percentage of this segment’s revenues dropped from 7.7% during fiscal year 2014 to 6.4% during fiscal year 2015.

Sales and Developments. Selling expenses for the Sales and Developments segment decreased by 33.3%, down from Ps. 13.7 million during fiscal year 2014 to Ps. 9.1 million during fiscal year 2015, mainly as a result of a decrease in expenses directly related to the volume of sale transactions: (i) taxes, rates and contributions for Ps. 3.4 million and commissions for sales for Ps. 1.1 million. The selling expenses associated to our Sales and Developments segment as a percentage of this segment’s revenues rose from 16.0% during fiscal year 2014 to 60.6% during fiscal year 2015.

Hotels. The selling expenses associated to our Hotels segment rose by 23.7%, from Ps. 42.3 million during fiscal year 2014 to Ps. 52.4 million during fiscal year 2015, mainly due to: (i) a Ps. 3.1 million increase in advertising expenses and other selling expenses, (ii) a Ps. 2.6 million increase in taxes, rates and contributions; and (iii) a Ps. 2.6 million increase in salaries, social security charges and other personnel expenses, among others. Selling expenses associated with our Hotels segment as a percentage of this segment’s revenues remained stable at 13% in both fiscal years.

Financial Operations and Others. Selling expenses in the Financial Operations and Others segment went from income for Ps. 0.1 million during fiscal year 2014 to a loss for Ps. 0.4 million during fiscal year 2015, mainly attributable to increased loan loss charges related to residual consumer financing activities.

Other operating results, net

	Fiscal Year ended on June 30, 2015 In millions of Ps.
Other Operating results, net	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	(47.6)	(1.2)	-	-	(48.8)
Offices and Others	(118.4)	0.1	-	0.7	(117.6)
Sales and Developments	12.5	-	-	0.6	13.1
Hotels	(0.5)	-	-	-	(0.5)
International	184.9	-	-	-	184.9
Financial Operations and Others	(2.4)	-	-	-	(2.4)
Total results	28.5	(1.1)	-	1.3	28.6

	Fiscal Year ended on June 30, 2014 In millions of Ps.
Other Operating results, net	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	(46.0)	(0.7)	-	0.1	(46.6)
Offices and Others	(1.8)	(2.3)	-	1.0	(3.1)
Sales and Developments	8.3	(0.2)	-	-	8.1
Hotels	(2.7)	-	-	-	(2.7)
International	(0.9)	-	-	-	(0.9)
Financial Operations and Others	(2.9)	-	-	-	(2.9)
Total results	(46.0)	(3.2)	-	1.1	(47.9)

Other operating results, net, pursuant to income statement, went from Ps. 45.9 million in net loss during fiscal year 2014 to Ps. 28.3 million in net income during fiscal year 2015, mainly due to income from the partial realization of the conversion difference owing to the partial settlement of Rigby 193 LLC (Ps. 188.3 million), partially offset by expenses related to the transfer of assets from IRSA to IRSA Commercial Properties (Ps. 110.5 million). Total consolidated Other operating results, net, as a percentage of revenues from sales, leases and services, went from 2.2% during fiscal year 2014 to 1.1% during the fiscal year 2015.

The Other operating results, net from our joint ventures dropped from a Ps. 3.2 million loss during fiscal year 2014 (Ps. 2.3 million were allocated to the Offices and Others segment) to a Ps. 1.1 million loss during fiscal year 2015 (Ps. 1.2 million were allocated to the Shopping Centers segment).

According to business segment reporting, Other operating results, net went from Ps. 47.9 million in net loss during fiscal year 2014 to Ps. 28.6 million in net income during fiscal year 2015.

Shopping Centers. Other operating losses, net for the Shopping Centers segment rose by 4.7%, up from Ps. 46.6 million during fiscal year 2014 to Ps. 48.8 million during fiscal year 2015, mainly as a consequence of a Ps. 2.7 million increase in donations. Other operating losses, net, as a percentage of revenues in the Shopping Centers segment, shrank from 3.4% during fiscal year 2014 to 2.7% during fiscal year 2015.

Offices and Others. Other operating losses, net associated with our Offices and Others segment rose by Ps. 114.6 million, from Ps. 3.1 million during fiscal year 2014 to Ps. 117.6 million during fiscal year 2015, mainly due to the expenses related to the transfer of assets from IRSA to IRSA Commercial Properties for Ps. 110.5 million. Other operating losses, net associated with our Offices and Others segment as a percentage of this segment’s revenues rose from 1.1% during fiscal year 2014 to 35.3% during fiscal year 2015.

Sales and Developments. Other operating income, net in connection with our Sales and Developments segment rose by 60.9%, from Ps. 8.1 million during fiscal year 2014 to Ps. 13.1 million during fiscal year 2015, mainly due to: (i) Ps. 16.0 million in income during fiscal year 2015 owing to the sale of our share interest in Bitania and (ii) a decrease in provisions for lawsuits and other contingencies for Ps. 2.1 million; partially offset by (iii) the non-recurrence, during fiscal year 2015, of a fee charged as “fee for admission to the undertaking” in connection with the sale of the Neuquén lot that will accommodate a hotel that took place in fiscal year 2014.

Hotels. Other operating losses, net associated to the Hotels segment dropped by Ps. 2.2 million, down from Ps. 2.7 million during fiscal year 2014 to Ps. 0.5 million during fiscal year 2015, primarily owing to an increase in provisions for lawsuits and other contingencies. Other operating losses, net associated to the Hotels segment, as a percentage of this segment’s revenues dropped from 0.8% during fiscal year 2014 to 0.1% during fiscal year 2015.

International. Other operating results, net in this segment went from Ps. 0.9 million in net loss during fiscal year 2014 to Ps. 184.9 million in net income during fiscal year 2015, primarily due income from the partial reversal of the accumulated conversion differences, as a result of the partial settlement of Rigby 183 LLC.

Financial Operations and Others. The Other operating losses, net associated to our  Financial Operations and Others segment shrank from Ps. 2.9 million during fiscal year 2014 to Ps. 2.4 million during fiscal year 2015, mainly due to the fact that Banco Hipotecario has deducted a lower amount as tax on dividends that it distributed to our subsidiaries Ritelco and Tyrus during fiscal year 2015.

Operating income/(loss)

	Fiscal Year ended on June 30, 2015 In millions of Ps.
Operating income/(loss)	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	1,173.6	6.9	14.1	(4.4)	1,190.2
Offices and Others	92.6	3.3	-	5.7	101.6
Sales and Developments	1,114.4	(1.6)	-	0.2	1,113.0
Hotels	(10.5)	-	-	(1.5)	(12.0)
International	147.9	-	-	-	147.9
Financial Operations and Others	(2.7)	-	-	-	(2.7)
Total Operating income/(loss)	2,515.3	8.6	14.1	-	2,538.0

	Fiscal Year ended on June 30, 2014 In millions of Ps.
Operating income/(loss)	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	859.9	5.0	7.4	(4.1)	868.2
Offices and Others	157.0	1.2	-	5.2	163.4
Sales and Developments	240.7	3.8	-	-	244.5
Hotels	12.1	-	-	(1.1)	11.0
International	(30.0)	-	-	-	(30.0)
Financial Operations and Others	(2.6)	-	-	-	(2.6)
Total Operating income/(loss)	1,237.0	10.0	7.4	-	1,254.5

As a consequence of the events discussed above, total consolidated operating income, pursuant to income statement, grew by 103.3%, from Ps. 1,237.0 million during fiscal year 2014 to Ps. 2,515.3 million during fiscal year 2015. Total consolidated operating income, as a percentage of revenues from sales, leases and services, increased from 58.7% during fiscal year 2014 to almost 100.0% during fiscal year 2015.

Operating income of our joint ventures decreased by 14.1%, down from Ps. 10.0 million during fiscal year 2014 to Ps. 8.6 million during fiscal year 2015, mainly due to reduced operating income from Cyrsa S.A. partially offset by increased income from Nuevo Puerto Santa Fe S.A., among others.

Thus, according to business segment reporting, operating income rose by 102.3%, up from Ps. 1,254.5 million during fiscal year 2014 to Ps. 2,538.0 million during fiscal year 2015. Operating income as a percentage of revenues according to business segment reporting increased from 58.2% during fiscal year 2014 to 99.6% during fiscal year 2015.

Shopping Centers. Operating income in our Shopping Centers segment grew by 37.1%, from Ps. 868.2 million in income during fiscal year 2014 to Ps. 1,190.2 million in income during fiscal year 2015. Operating income for our Shopping Centers segment, as a percentage of this segment’s revenues increased from 62.8% during fiscal year 2014 to 66.9% during fiscal year 2015.

Offices and Others. Operating income in our Offices and Others segment dropped by 37.8%, down from Ps. 163.4 million in income during fiscal year 2014 to Ps. 101.6 million in income during fiscal year 2015. Operating income in our Offices and Others segment measured as percentage of this segment’s revenues dropped from 60.3% during fiscal year 2014 to 30.5% during fiscal year 2015.

Sales and Developments. Operating income in our Sales and Developments segment rose by 355.2%, up from income for Ps. 244.5 million during fiscal year 2014 to income for Ps. 1,113.0 million during fiscal year 2015. Operating income in our Sales and Developments segment as a percentage of this segment’s revenues, considering the gain from disposal of investment properties, rose from 64.1% during fiscal year 2014 to 44.0% during fiscal year 2015.

Hotels. Operating income/(loss) in the Hotels segment showed a significant fall, down from Ps. 11.0 million in income during fiscal year 2014 to Ps. 12.0 million  in loss during fiscal year 2015, mainly due to increased operating expenses as compared to the operating income of this segment.

International. Operating income/(loss) in our International segment increased from Ps. 30.0 million in loss during fiscal year 2014 to Ps. 147.9 million in income during fiscal year 2015.

Financial Operations and Others. Operating income for our Financial Operations and Others segment remained between a Ps. 2.6 and a Ps. 2.7 million loss during both fiscal years.

Share of profit / (loss) of Associates and joint ventures

	Fiscal Year ended on June 30, 2015 In millions of Ps.
Share of profit / (loss) of associates and joint ventures	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	4.6	(4.6)	-	-	-
Offices and Others	(0.5)	(2.1)	-	-	(2.6)
Sales and Developments	6.5	(5.6)	-	-	0.9
Hotels	1.3	-	-	-	1.3
International	(1.191.1)	-	-	-	(1.191.1)
Financial Operations and Others	156.5	-	-	-	156.5
Total share of profit / (loss)	(1.022.7)	(12.3)	-	-	(1,035.4)

	Fiscal Year ended on June 30, 2014 In millions of Ps.
Share of profit / (loss) of associates and joint ventures	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	5.1	(5.1)	-	-	-
Offices and Others	0.1	(1.0)	-	-	(0.9)
Sales and Developments	26.7	(20.3)	-	-	6.4
Hotels	0.8	-	-	-	0.8
International	(616.3)	-	-	-	(616.3)
Financial Operations and Others	169.9	-	-	-	169.9
Total share of profit / (loss)	(413.8)	(26.4)	-	-	(440.1)

The share of loss of associates and joint ventures, pursuant to income statement, grew by 147.2%, up from Ps. 413.8 million during fiscal year 2014 to Ps. 1,022.9 million during fiscal year 2015, mainly due to the investments from the International segment, partially offset by the investments from the Financial Operations and Others segment.

In addition, the share of profit / (loss) of associates and joint ventures mainly arising from Nuevo Puerto Santa Fe S.A. (Shopping Centers segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment) dropped by 53.8%, from Ps. 26.4 million during fiscal year 2014 to Ps. 12.2 million during fiscal year 2015, mainly due to lower results from the Cyrsa S.A. joint venture.

Shopping Centers. According to business segment reporting, the share of profit of the joint venture Nuevo Puerto Santa Fe S.A. is presented on a line by line consolidated basis in this segment.

Offices and Others. According to business segment reporting, the share of profit/(loss) of the joint venture Quality Invest S.A. is presented on a line by line consolidated basis in this segment whereas the share of profit/(loss) generated by the indirect share interest in our associate La Rural S.A., through the joint ventures Entertainment Holding S.A. and Entretenimiento Universal S.A., remains net in this line and increased from Ps. 0.9 million in loss during fiscal year 2014 to Ps. 2.6 million in loss during fiscal year 2015.

Sales and developments. The share of profit of joint ventures Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. is presented on a line by line consolidated basis. The share of profit / (loss) of our associate Manibil S.A., presented in this line,  dropped by 85.9%, from Ps. 6.4 million during fiscal year 2014 to Ps. 0.9 million during fiscal year 2015, as a result of reduced net profit from such associate.

Hotels. Though it represents only 6 months during fiscal year 2015 as compared to 12 months during fiscal year 2014, the share of profit / (loss) of our associate Bitania S.A. increased by 62.5%, up from Ps. 0.8 million during fiscal year 2014 to Ps. 1.3 million during fiscal year 2015.

International. The share of loss of our associates in this segment, raised by 93.3%, from Ps. 616.3 million in loss during fiscal year 2014 to Ps. 1,191.1 million in loss during fiscal year 2015, mainly due to lower results from our investment in IDBD for Ps. 104.8 million primarily due to a recovery in the market value this company’s shares, partially offset by higher losses in Pesos related to New Lipstick for Ps. 25.4 million, mainly due to the variation of the exchange rate used in the conversion, and Condor for Ps. 65.7 million, primarily owing to the increase in financial liabilities measured at fair value.

Financial Operations and Others. The share of profit of our associates in the Financial Operations and Others segment dropped by 7.9%, from Ps. 169.9 million during fiscal year 2014 to Ps. 156.5 million during fiscal year 2015, mainly due to lower profits from our investment in Banco Hipotecario for Ps. 41.2 million and Banco de Crédito y Securitización for Ps. 1.5 million, partially offset by higher profits related to our investment in Tarshop for Ps. 8.0 million and Avenida for Ps. 21.3 million.

Financial results, net

The net financial loss dropped by 45.7%, from Ps. 1,719.3 million during fiscal year 2014 to Ps. 934.2 million during fiscal year 2015, mainly as a result of: (i) lower foreign exchange losses that amounted to Ps. 795.4 million and (ii) reduced income from the valuation at fair value of derivate financial instruments for Ps. 300.5 million, mainly due to Ps. 298.2 million associated to IDBD-related instruments, partially offset by (iii) lower income from the valuation of financial assets at fair value for Ps. 163.4 million, primarily due to a financial loss owing to the valuation public and private securities, shares and common funds for Ps. 254.8 million, partially offset by higher results generated by the valuation of shares in Avenida for Ps. 72.2 million and preferred shares in Condor Hospitality Trust Inc. for Ps. 65.6 million and (iv) an increased charge for interest paid for loans and notes taken by the Company for Ps. 147.9 million.

As regards the foreign exchange loss, during fiscal year 2015, Argentina’s Peso depreciated by approximately 12%, down from Ps. 8.133 to the U.S. Dollar at June 30, 2014 to Ps. 9.088 to the U.S. Dollar at June 30, 2015, while during fiscal year 2014 the variation had been 51%, from Ps. 5.388 to the U.S. Dollar at June 30, 2013 to Ps. 8.133 to the U.S. Dollar at June 30, 2014. As discussed at the beginning, this situation materially affects our financial results because of the exposure of our indebtedness to the variations in the exchange rate between Argentina’s Peso and the U.S. Dollar.

Income Tax

The Company applies the deferred tax method to calculate the income tax applicable to the fiscal years under consideration, thus recognizing the temporary differences as tax assets and liabilities. The income tax expense during fiscal year went from Ps. 64.3 million in income during fiscal year 2014 to a Ps. 488.3 million loss during fiscal year 2015, hand in hand with income before tax, which went from a Ps. 895.9 million loss during fiscal year 2014 to Ps. 1,138.9 million in income during fiscal year 2015.

Income/(loss) for the year

As a result of the factors described above, Income/(loss) for the year went from Ps. 831.6 million loss during fiscal year 2014 to Ps. 70.1 million gain during fiscal year 2015.

The income attributable to the controlling company’s shareholders went from a Ps. 786.5 million loss during fiscal year 2014 to Ps. 41.2 million in loss during fiscal year 2015.

Income/(loss) attributable to the non-controlling interest went from a Ps. 45.1 million loss during fiscal year 2014 to Ps. 111.3 million in income during fiscal year 2015, primarily owing to increased profit from: (i) Rigby 183 LLC for Ps. 104.5 million due to the sale of the office building owned by it, (ii) Real Estate Strategies LP (Condor) for Ps. 12.8 million, (iii) IRSA Commercial Properties for Ps. 8.3 million and lower losses from Dolphin (IDBD) for Ps. 29.2 million.

Results of operations for the fiscal years ended on June 30, 2014 and 2013

Comparability of information:

Revenues

	Fiscal Year ended on June 30, 2014 In millions of Ps.
Revenues	Income statement (i)	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	2,032.0	9.3	(659.7)	1.4	1,383.0
Offices and Others	327.6	8.5	(69.7)	4.8	271.2
Sales and Developments	62.6	22.9	-	-	85.5
Hotels	331.6	-	-	-	331.6
International	90.8	-	(6.9)	-	83.9
Financial Operations and Others	0.6	-	-	-	0.6
Total revenues	2,845.2	40.6	(736.3)	6.3	2,155.8

(i) Includes revenues from sales, leases and services (Ps. 2,108.9 million) and revenues from common maintenance expenses and collective promotion fund (Ps. 736.3 million).

	Fiscal Year ended on June 30, 2013 In millions of Ps.
Revenues	Income statement (i)	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	1,613.3	7.0	(517.2)	-	1,103.0
Offices and Others	281.1	7.4	(75.2)	3.9	217.2
Sales and Developments	24.9	117.1	-	-	142.0
Hotels	225.8	-	-	-	225.8
International	40.9	-	(1.9)	-	39.0
Financial Operations and Others	1.2	-	-	-	1.2
Total revenues	2,187.2	131.5	(594.3)	3.9	1,728.2

(i) Includes revenues from sales, leases and services (Ps. 1,592.9 million) and revenues from common maintenance expenses and collective promotion fund (Ps. 594.3 million).

Total revenues from sales, leases and services, pursuant to income statement, rose by 32.41%, up from Ps. 2,187.2 million during fiscal year 2013 to Ps. 2,845.2 million during fiscal year 2014.

In turn, revenues from common maintenance expenses and collective promotion fund increased by 23.9%, from Ps. 594.3 million during fiscal year 2013 (of which Ps. 517.2 million are allocated to the Shopping Centers segment) to Ps. 736.3 million during fiscal year 2014 (of which Ps. 659.7 million are allocated to the Shopping Centers segment).

Furthermore, revenues from interests in our joint ventures showed a 69.1% decrease, down from Ps. 131.5 million during fiscal year 2013 to Ps. 40.6 million during fiscal year 2014, primarily owing to lower revenues from sales related to the Horizons project, from the CYRSA S.A. joint venture.

Finally, inter-segment revenues rose by 59.0%, up from Ps. 3.9 million during fiscal year 2013 (allocated to the Offices and Others segment) to Ps. 6.3 million during fiscal year 2014 (of which Ps. 4.8 million are allocated to the Offices and Others segment).

Thus, according to business segment reporting, revenues grew by 24.7%, up from Ps. 1,728.2 million during fiscal year 2013 to Ps. 2,155.8 million during fiscal year 2014.

Shopping Centers. Revenues from the Shopping Centers segment rose by 25.4%, up from Ps. 1,103.0 million during fiscal year 2013 to Ps. 1,383.0 million during fiscal year 2014. This variation arose mainly from: (i) a Ps. 235.3 million increase in the revenues from base and percentage rents stemming from a 30.8% increase in our tenants’ total sales, up from Ps. 12.3 million during fiscal year 2013 to Ps. 16.1 million during fiscal year 2014, and (ii) a Ps. 37.8 million increase in revenues from admission fees and parking fees.

Offices and Others. Revenues from the Offices and Others segment rose by 24.9%, up from Ps. 217.2 million during fiscal year 2013 to Ps. 271.2 million during fiscal year 2014. They were affected by the partial sales of investment properties that took place during fiscal year 2014 and caused a reduction in the segment’s total leasable surface area. Rental revenues, considering properties that are similar for both fiscal years on account of no reductions in their leasable area rose by 35%, up from Ps. 152.3 million during fiscal year 2013 to Ps. 205.5 million during fiscal year 2014, mainly due to the devaluation and an improvement in occupancy, whilst the rental revenues associated to properties whose leasable area had sustained a reduction, stood for almost the same revenues in both fiscal years (approx. Ps. 59 million). At the end of fiscal 2014, the occupancy rate for the portfolio of premium offices had been 98.3% and the average rental remained close to US$ 26 per square meter.

Sales and Developments. Without considering our joint ventures, revenues from the Sales and Developments segment rose by 151.4%, from Ps. 24.9 million during fiscal year 2013 to Ps. 62.6 million during fiscal year 2014. This rise is mainly due to increased revenues from the sales of units at Condominios I and II for Ps. 47.7 million. Income from interests in our joint ventures (Horizons), in turn, dropped by Ps. 94.2 million causing a net 39.8% decrease in the segment’s revenues, which went from Ps. 142.0 million during fiscal year 2013 down to Ps. 85.5 million during fiscal year 2014.

 Hotels. Revenues from our Hotels segment rose by 46.9%, up from Ps. 225.8 million during fiscal year 2013 to Ps. 331.6 million during fiscal year 2014, primarily due to a 38% increase in the average rate (measured in Ps.) of our portfolio of Hotels and to the increase in average hotel occupancy, which went from 67.2% during fiscal year 2013 to 68.7% during fiscal year 2014 (primarily owing to an improvement in Llao Llao’s average occupancy).

International. Revenues from the International segment rose by 115.1%, from Ps. 39.0 million in the year ended on June 30, 2013 to Ps. 83.9 million in the year ended on June 30, 2014, primarily owing to (i) the devaluation of Argentina’s Peso as discussed above and, to a lesser extent, (ii) the 12-month consolidation in the year 2014 compared to the 9-month consolidation in the year 2013 of the results of Rigby, owner of the Madison 183 building intended for lease.

Financial Operations and Others. Revenues from the Financial Operation and Others segment fell from Ps. 1.2 million during fiscal year 2013 to Ps. 0.6 million during fiscal year 2014 as a consequence of lower revenues from residual consumer financing activities that Apsamedia S.A. (Metroshop S.A.’s surviving company and presently merged with IRSA Commercial Properties) used to conduct.

Costs

	Fiscal Year ended on June 30, 2014 In millions of Ps.
Costs	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	(952.9)	(2.8)	667.1	(4.7)	(293.3)
Offices and Others	(107.3)	(4.4)	69.7	-	(42.0)
Sales and Developments	(17.5)	(16.0)	-	-	(33.5)
Hotels	(216.0)	-	-	-	(216.0)
International	(60.4)	-	6.9	-	(53.5)
Financial Operations and Others	(0.4)	-	-	-	(0.4)
Total Costs	(1,354.5)	(23.2)	743.7	(4.7)	(638.7)

	Fiscal Year ended on June 30, 2013 In millions of Ps.
Costs	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	(758.9)	(2.1)	522.7	(2.7)	(241.1)
Offices and Others	(113.8)	(4.8)	75.2	-	(43.4)
Sales and Developments	(12.2)	(94.2)	-	-	(106.4)
Hotels	(168.3)	-	-	-	(168.3)
International	(33.5)	-	1.9	-	(31.6)
Financial Operations and Others	(0.9)	-	-	-	(0.9)
Total Costs	(1,087.6)	(101.1)	599.8	(2.7)	(591.6)

Total consolidated costs increased by 24.5%, up from Ps. 1,087.6 million during fiscal year 2013 to Ps. 1,354.5 million during fiscal year 2014. Total consolidated costs as a percentage of revenues from sales, leases and services, shrank from 68.3% during fiscal year 2013 to 64.2% during fiscal year 2014.

In turn, costs from our joint ventures exhibited a 78.1% net decrease, down from Ps. 101.1 million during fiscal year 2013 to Ps. 23.2 million during fiscal year 2014, due primarily to the reduction in costs caused by the reduction in sales in the Horizons project.

By the same token, inter-segment costs rose by 74.1%, up from Ps. 2.7 million during fiscal year 2013 to Ps. 4.7 million during fiscal year 2014, mainly due to a change in the distribution of our Shopping Centers costs.

Therefore, according to business segment reporting, costs grew by 1.7%, up from Ps. 591.6 million during fiscal year 2013 to Ps. 638.7 million during fiscal year 2014. Total costs as a percentage of total revenues, according to business segment reporting and considering both our joint ventures and the inter-segment eliminations, decreased from 34.4% during fiscal year 2013 to 29.6% during fiscal year 2014.

Shopping Centers. Costs from the Shopping Centers segment rose by 21.7%, up from Ps. 241.1 million during fiscal year 2013 to Ps. 293.3 million during fiscal year 2014. This increase is mainly due to: (i) an increase in salaries, social security charges and other personnel expenses amounting to Ps. 15.6 million, (ii) increased costs due to the deficit in common maintenance expenses and collective promotion fund of shopping centers for Ps. 46.8 million, (iii) an increase in maintenance, security, cleaning, repair and other expenses amounting to Ps. 2.9 million (caused mainly by price raises in security and cleaning services and in public utilities rates) and (iv) decreased depreciation and amortization costs for Ps. 17.9 million. Costs from the Shopping Centers segment, as a percentage of this segment’s revenues, decreased by 21.9% during fiscal year 2013 to 21.2% during fiscal year 2014.

Offices and Others. Costs in the Offices and Others segment dropped by 3.1%, from Ps. 43.4 million during fiscal year 2013 to Ps. 42.0 million during fiscal year 2014. This variance is affected by the partial sales of investment properties intended for lease during fiscal year 2014. Costs in the Offices and Others segment, considering similar properties in both fiscal years on account of the inexistence of partial sales, rose by 16.5% from Ps. 68.1 million to Ps. 79.3 million, primarily owing to increased depreciation and amortization costs, generated because of the sale of investment properties On the other hand, costs associated to non-comparable properties decreased by 17.8%, down from Ps. 5.7 million to Ps. 4.7 million, due mainly to the above-mentioned sales. Costs in the Offices and Others segment, as a percentage of this segment’s revenues, fell from 20.0% during fiscal year 2013 to 15.5% during fiscal year 2014.

Sales and Developments. This segment’s costs often exhibit significant variances between one period and the other because of: (i) the non-recurrence of the sales of properties and of the prices obtained for such sales; (ii) the quantity of properties being developed and (iii) the date of completion of such developments under construction. Costs associated to our Sales and Developments segment decreased by 68.5%, from Ps. 106.4 million during fiscal year 2013 down to Ps. 33.5 million during fiscal year 2014. This decrease is primarily attributable to lower costs from the sale of units in Horizons (Ps. 77.0 million), partially offset by increased costs associated to the sales of units at Condominios I and II (Ps. 7.6 million). Costs in the Sales and Developments segment, as a percentage of this segment’s revenues, fell from 74.9% during fiscal year 2013 to 39.2% during fiscal year 2014.

Hotels. Costs in the Hotels segment rose by 28.3%, from Ps. 168.3 million during fiscal year 2013 to Ps. 216.0 million during fiscal year 2014, mainly due to: (i) a Ps. 25.2 million increase in salaries, social security charges and other personnel expenses; (ii) a Ps. 20.1 million increase in the costs of food, beverages and other hotel-related expenses; and (iii) increased charges, amounting to Ps. 4.6 million, as maintenance and repairs, among others. Costs in the Hotels segment, as a percentage of this segment’s revenues, decreased from 74.5% during fiscal year 2013 to 65.1% during fiscal year 2014.

International. Costs in the International segment rose by 69.4%, from Ps. 31.6 million during fiscal year 2013 to Ps. 53.5 million during fiscal year 2014 mainly due to: (i) the devaluation of Argentina’s Peso and, to a lesser extent, (ii) the 12-month consolidation in the year 2014 compared to the 9-month consolidation in the year 2013 of the results of Rigby 183 LLC, owner of the Madison 183 building intended for lease. Costs in the International segment, as a percentage of this segment’s revenues, decreased from 81.0% during fiscal year 2013 to 63.8% during fiscal year 2014.

Financial Operations and Others. Costs from the Financial Operations and Others segment decreased by 58.9%, from Ps. 0.9 million during fiscal year 2013 to Ps. 0.4 million during fiscal year 2014, as a result of reduced revenues from the residual consumer financing activities attributable to Apsamedia S.A. (Metroshop S.A.’s surviving company and presently merged with IRSA Commercial Properties). Costs from the Financial Operations and Others segment, as a percentage of this segment’s revenues, shrank from 75.4% during fiscal year 2013 to 65.0% during fiscal year 2014.

Gross profit

As a consequence of the events discussed above, total consolidated gross profit rose by 33.5%, up from Ps. 1,136.6 million to Ps. 1,517.1 million during fiscal years 2013 and 2014, respectively. Total consolidated gross profit, as a percentage of total revenues, rose from 65.8% during fiscal year 2013 to 70.4% during fiscal year 2014.

Shopping Centers. Gross profit at the Shopping Centers segment increased by 26.4%, up from Ps. 862.0 million during fiscal year 2013 to Ps. 1,089.7 million during fiscal year 2014. Gross profit from the Shopping Centers segment as a percentage of this segment’s revenues increased from 78.1% during fiscal year 2013 to 78.8% during fiscal year 2014.

Offices and Others. Gross profit at the Offices and Others segment rose by 31.8%, from Ps. 173.8 million during fiscal year 2013 up to Ps. 229.1 million during fiscal year 2014. Gross profit for the Offices and Others segment as a percentage of this segment’s revenues rose from 80.0% during fiscal year 2013 to 84.5% during fiscal year 2014.

Sales and Developments. Gross profit at the Sales and Developments segment rose by 46.2%, up from Ps. 35.6 million during fiscal year 2013 to Ps. 52.0 million during fiscal year 2014. Gross profit for the Sales and Developments segment, as a percentage of this segment’s revenues, rose from 25.1% during fiscal year 2013 to 60.8% during fiscal year 2014.

Hotels. Gross profit at the Hotels segment rose by 100.8%, up from Ps. 57.6 million during fiscal year 2013 to Ps. 115.6 million during fiscal year 2014. Gross profit for the Hotels segment, as a percentage of this segment’s revenues, increased from 25.5% during fiscal year 2013 to 34.9% during fiscal year 2014.

International. Gross profit at the International segment rose by 310.4%, up from Ps. 7.4 million during fiscal year 2013 to Ps. 30.4 million during fiscal year 2014. Gross profit at the International segment, as a percentage of this segment’s revenues, rose from 19.0% during fiscal year 2013 to 36.2% during fiscal year 2014.

Financial Operations and Others. Gross profit at the Financial Operations and Others segment shrank by Ps. 0.1 million, down from Ps. 0.3 million during fiscal year 2013 to Ps. 0.2 million during fiscal year 2014. Gross profit at the Financial Operations and Others segment, as a percentage of this segment’s revenues, rose from 24.6% during fiscal year 2013 to 35.0% during fiscal year 2014.

Gain from disposal of investment properties

Gain from disposal of investment properties rose by 28.2%, up from Ps. 183.8 million during fiscal year 2013 to Ps. 235.5 million during fiscal year 2014, due primarily to the sales of functional units at: Maipú 1300 (Ps. 28.3 million), Bouchard 551 (Ps. 24.1 million), Av. de Mayo 595 (Ps. 19.2 million), Constitución 1159 (Ps. 13.4 million), Costeros Dique IV (Ps. 2.9 million) and Rivadavia 565 (Ps. 1.1 million), partially offset by a lower gain from sales at Libertador 498 (Ps. 36.7 million).

General and administrative expenses

	Fiscal Year ended on June 30, 2014 In millions of Ps.
General & administrative expenses	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	(100.7)	(0.1)	-	(0.7)	(101.5)
Offices and Others	(41.2)	(0.1)	-	(0.6)	(41.9)
Sales and Developments	(37.0)	(0.5)	-	-	(37.5)
Hotels	(58.6)	-	-	(1.0)	(59.6)
International	(59.5)	-	-	-	(59.5)
Financial Operations and Others	(0.1)	-	-	-	(0.1)
Total expenses	(297.1)	(0.7)	-	(2.3)	(300.1)

	Fiscal Year ended on June 30, 2013 In millions of Ps.
General & administrative expenses	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	(66.4)	(0.1)	-	(1.1)	(67.6)
Offices and Others	(34.8)	(0.2)	-	-	(35.0)
Sales and Developments	(31.0)	(1.9)	-	-	(32.9)
Hotels	(49.4)	-	-	(0.5)	(49.9)
International	(13.2)	-	-	-	(13.2)
Financial Operations and Others	(0.3)	-	-	-	(0.3)
Total expenses	(195.1)	(2.2)	-	(1.6)	(198.9)

Total consolidated administrative expenses rose by 52.3%, up from Ps. 195.1 million during fiscal year 2013 to Ps. 297.1 million during fiscal year 2014, mainly due to the expenses attributable to our International segment which exhibited major growth primarily due to the devaluation of Argentina’s Peso and the expenses incurred in connection with our investment in IDBD. Total consolidated administrative expenses as a percentage of total consolidated revenues rose from11.5% during fiscal year 2013 to 13.9% during fiscal year 2014.

Administrative expenses of our joint ventures decreased by 62.7%, from Ps. 2.2 million during fiscal year 2013 (out of this figure, Ps. 1.9 million are allocated to the Sales and Developments segment) to Ps. 0.8 million during fiscal year 2014 (out of this figure, Ps. 0.5 million are allocated to the Sales and Developments segment).

Thus, according to business segment reporting, and considering both our joint ventures and the inter-segment eliminations, administrative expenses grew by 51.0%, up from Ps. 198.8 million during fiscal year 2013 to Ps. 300.1 million during fiscal year 2014. Administrative expenses as a percentage of revenues, according to business segment reporting, and considering both our joint ventures and the inter-segment eliminations, went up from 11.5% during fiscal year 2013 to 13.9% during fiscal year 2014.

Shopping Centers. Administrative expenses in the Shopping Centers segment rose by 50.2%, up from Ps. 67.6 million during fiscal year 2013 to Ps. 101.5 million during fiscal year 2014, mainly as a result of: (i) a Ps. 13.3 million increase in salaries, social security charges and other personnel expenses; (ii) a Ps. 11.3 million increase in the charge associated to Directors’ fees; and (iii) a Ps. 5.3 million increase in the charge associated to fees for services. Administrative expenses for the segment, as a percentage of this segment’s revenues, rose from 6.1% during fiscal year 2013 to 7.3% during fiscal year 2014.

Offices and Others. General & administrative expenses in our Offices and Others segment increased by 19.7%, up from Ps. 35.0 million during fiscal year 2013 to Ps. 41.9 million during fiscal year 2014, primarily due to a Ps. 9.1 million increase in salaries, social security charges and other personnel expenses partially offset by a Ps. 3.1 million decrease in the charge associated to Directors’ fees. The segment’s general & administrative expenses, as a percentage of this segment’s revenues decreased from 16.1% to 15.4%.

Sales and Developments. General & administrative expenses associated to our Sales and Developments segment rose by 13.4%, up from Ps. 32.9 million during fiscal year 2013 to Ps. 37.5 million during fiscal year 2014, primarily owing to a Ps. 6.5 million increase in salaries, social security charges and other personnel expenses partially offset by a Ps. 2.6 million decrease in the charge associated to Directors’ fees. General & administrative expenses associated to the Sales and Developments segment as a percentage of this segment’s revenues rose from 23.2% during fiscal year 2013 to 43.8% during fiscal year 2014.

Hotels. General & administrative expenses associated to our Hotels segment rose by 19.4%, from Ps. 49.9 million during fiscal year 2013 to Ps. 59.6 million during fiscal year 2014, mainly as a result of: (i) a Ps. 4.0 million increase in salaries, social security charges and other personnel expenses; (ii); an increased charge, amounting to Ps. 2.2 million, as maintenance and repairs and (iii) a Ps. 2.5 million increase in fees for services, among others. General & administrative expenses associated to the Hotels segment as a percentage of this segment’s revenues dropped from 22.1% during fiscal year 2013 to 18.0% during fiscal year 2014.

International. General & administrative expenses associated to our International segment rose by Ps. 46.3 million, up from Ps. 13.2 million during fiscal year 2013 to Ps. 59.5 million during fiscal year 2014, mainly due to: (i) the devaluation of Argentina’s Peso, (iii) expenses incurred in connection with our investment in IDBD, and, to a lesser extent, (ii) the 12-month consolidation in the year 2014 compared to the 9-month consolidation in the year 2013 of the results of Rigby, owner of the Madison 183 building intended for lease. General & administrative expenses associated to the International segment as a percentage of this segment’s revenues rose from 33.7% during fiscal year 2013 to 70.9% during fiscal year 2014.

Selling expenses

	Fiscal Year ended on June 30, 2014 In millions of Ps.
Selling expenses	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	(72.5)	(0.7)	-	(0.2)	(73.4)
Offices and Others	(20.3)	(0.4)	-	-	(20.8)
Sales and Developments	(11.3)	(2.4)	-	-	(13.7)
Hotels	(42.2)	-	-	(0.2)	(42.3)
International	-	-	-	-	-
Financial Operations and Others	0.1	-	-	-	0.1
Total expenses	(146.2)	(3.5)	-	(0.4)	(150.1)

	Fiscal Year ended on June 30, 2013 In millions of Ps.
Selling expenses	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	(58.2)	(0.7)	-	-	(58.9)
Offices and Others	(10.9)	(0.5)	-	-	(11.4)
Sales and Developments	(6.7)	(9.8)	-	-	(16.5)
Hotels	(28.7)	-	-	(0.1)	(28.9)
International	-	-	-	-	-
Financial Operations and Others	(1.6)	-	-	-	(1.6)
Total expenses	(106.1)	(11.0)	-	(0.1)	(117.2)

Total consolidated selling expenses rose by 37.8%, up from Ps. 106.1 million during fiscal year 2013 to Ps. 146.2 million during fiscal year 2014. Total consolidated selling expenses as a percentage of total consolidated revenues remained stable at 5%.

In turn, selling expenses of our joint ventures shrank by 68.1%, down from Ps. 11.0 million (out of this figure, Ps. 9.8 million are allocated to the Sales and Developments segment) during fiscal year 2013 to Ps. 3.5 million (out of this figure, Ps. 2.4 million are allocated to the Sales and Developments segment) during fiscal year 2014. This decrease is primarily due to lower expenses from our CYRSA S.A. joint venture in connection with a reduction in the sales of the Horizons project recognized during fiscal year 2014.

Thus, according to business segment reporting and considering both our joint ventures and the inter-segment eliminations, selling expenses grew by 28.0%, up from Ps. 117.2 million during fiscal year 2013 to Ps. 150.1 million during fiscal year 2014. Selling expenses as a percentage of revenues, according to business segment reporting, and considering both our joint ventures and the inter-segment eliminations, remained stable at 7% in both fiscal years.

Shopping Centers. Selling expenses in the Shopping Centers segment rose by 24.6%, up from Ps. 58.9 million during fiscal year 2013 to Ps. 73.4 million during fiscal year 2014 primarily as a result of: (i) a Ps. 10.2 million increase in the charge associated to taxes, rates and contributions; (ii) a Ps. 5.2 million increase in advertising and other selling expenses; (iii) a Ps. 2.7 million increase in salaries, social security charges and other personnel expenses; partially offset by (iv) a Ps. 4.1 million decrease in loan loss charges. Selling expenses, as a percentage of the Shopping Centers segment’s revenues remained stable at 5.3% in both fiscal years.

Offices and Others. Selling expenses associated to our Offices and Others segment rose by 82.7%, up from Ps. 11.4 million during fiscal year 2013 to Ps. 20.8 million during fiscal year 2014 mainly attributable to: (i) a Ps. 4.6 million increase in loan loss charges; (ii) a Ps. 2.4 million increase in salaries, social security charges and other personnel expenses; and (iii) a Ps. 2.1 million increase in taxes, rates and contributions, primarily owing to an increase in turnover tax. Selling expenses associated to our Offices and Others segment, as a percentage of this segment’s revenues rose from 5.2% during fiscal year 2013 to 7.7% during fiscal year 2014.

Sales and Developments. Selling expenses for the Sales and Developments segment decreased by 16.7%, down from Ps. 16.5 million during fiscal year 2013 to Ps. 13.7 million during fiscal year 2014, mainly as a result of: (i) a Ps. 2.7 million decrease in taxes, rates and contributions and (ii) lower charges associated to fees and payment for services, which amounted to Ps. 2.7 million and were partially offset by (i) a Ps. 1.3 million increase in salaries, social security charges and other personnel expenses, and (ii) increased charge associated to commissions for Ps.0.9 million. Selling expenses associated to our Sales and Developments segment as a percentage of this segment’s revenues rose from 11.6% during fiscal year 2013 to 16.0% during fiscal year 2014.

Hotels. Selling expenses associated to our Hotels segment rose by 46.4%, from Ps. 28.9 million during fiscal year 2013 to Ps. 42.3 million during fiscal year 2014, mainly due to: (i) a Ps. 6.5 million increase in taxes, rates and contributions; (ii) a Ps. 2.1 million increase in salaries, social security charges and other personnel expenses and (iii) a Ps. 2.1 million increase in advertising and other selling expenses. Selling expenses associated with our Hotels segment as a percentage of this segment’s revenues remained stable at 12.8% in both fiscal years.

Financial Operations and Others. Selling expenses in the Financial Operations and Others segment shrank by Ps. 1.7 million, from a Ps. 1.6 million loss during fiscal year 2013 to income for Ps. 0.1 million during fiscal year 2014, mainly attributable to a recovery of loan loss charges related to the residual consumer financing activities attributable to Apsamedia S.A. (Metroshop S.A.’s surviving company and presently merged with IRSA Commercial Properties).

Other operating results, net

	Fiscal Year ended on June 30, 2014 In millions of Ps.
Other Operating results, net	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	(46.0)	(0.7)	-	0.1	(46.6)
Offices and Others	(1.8)	(2.3)	-	1.0	(3.1)
Sales and Developments	8.3	(0.2)	-	-	8.1
Hotels	(2.7)	-	-	-	(2.7)
International	(0.9)	-	-	-	(0.9)
Financial Operations and Others	(2.9)	-	-	-	(2.9)
Total results	(45.8)	(3.2)	-	1.1	(47.9)

	Fiscal Year ended on June 30, 2013 In millions of Ps.
Other Operating results, net	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	(44.5)	(0.5)	-	-	(45)
Offices and Others	0.2	(1.0)	-	0.6	(0.2)
Sales and Developments	6.3	-	-	-	6.3
Hotels	(0.4)	-	-	-	(0.4)
International	135.1	-	-	-	135.1
Financial Operations and Others	(3.4)	-	-	-	(3.4)
Total results	93.3	(1.5)	-	0.6	92.4

Other operating results, net went from Ps. 93.3 million in net income during fiscal year 2013 to Ps. 45.9 million in net loss during fiscal year 2014, mainly due to the non-recurrence of a Ps. 137.0 million profit recognized during fiscal year 2013 for the acquisition of an additional interest in Rigby 183 LLC.

The effect of the consolidation of our joint ventures is not significant in this line. According to business segment reporting and considering both our joint ventures and the inter-segment eliminations, the Other operating results, net line went from Ps. 92.4 million in net income during fiscal year 2013 to Ps. 47.9 million in net loss during fiscal year 2014.

Shopping Centers. Other operating losses, net for the Shopping Centers segment rose by 3.4%, up from Ps. 45.0 million during fiscal year 2013 to Ps. 46.6 million during fiscal year 2014, mainly as a consequence of: (i) a Ps. 1.8 million increase in provisions for lawsuits and contingencies and (ii) a Ps. 0.6 million increase in donations, partially offset by (iii) reduced charges, Ps. 0.3 million, for the analysis and assessment of projects. Other operating losses, net, as a percentage of total revenues in the Shopping Centers segment, shrank from 4.1% during fiscal year 2013 to 3.4% during fiscal year 2014.

Offices and Others. Other operating losses, net associated with our Offices and Others segment rose by Ps. 2.9 million, from Ps. 0.2 million during fiscal year 2013 to Ps. 3.1 million during fiscal year 2014, mainly due to: (i) the non-recurrence of a recovery of an allowance for the impairment of assets charged during fiscal year 2013 for Ps. 1.8 million an; (ii) a Ps. 0.7 million increase in provisions for lawsuits and other contingencies. Other operating losses, net associated with our Offices and Others segment as a percentage of this segment’s revenues rose from 0.1% during fiscal year 2013 to 1.1% during fiscal year 2014.

Sales and Developments. Other operating income, net in connection with our Sales and Developments segment rose by Ps. 1.8 million, up from Ps. 6.3 million during fiscal year 2013 to Ps. 8.1 million during fiscal year 2014, mainly due to: (i) a fee charged as “fee for admission to the undertaking” in connection with the sale of the Neuquén lot that will accommodate a hotel, (ii) reduced charges, Ps. 2.2 million, for the analysis and assessment of projects and (iii) a decrease in provisions for lawsuits and other contingencies; partially offset by (iv) the non-recurrence of the Ps. 15.1 million profit for the sale of our interest in the capital stock of Canteras Natal Crespo S.A. (a Company joint venture), recognized during fiscal year 2013.

Hotels. Other operating losses, net associated to the Hotels segment rose by Ps. 2.3 million, up from Ps. 0.4 million during fiscal year 2013 to Ps. 2.7 million during fiscal year 2014, primarily owing to an increase in provisions for lawsuits and other contingencies. Other operating losses, net associated to the Hotels segment, as a percentage of this segment’s revenues rose from 0.2% during fiscal year 2013 to 0.8% during fiscal year 2014.

International. Other operating results, net in this segment went from Ps. 135.1 million in net income during fiscal year 2013 to Ps. 0.9 million in net loss during fiscal year 2014, primarily due to the non-recurrence of a Ps. 136.0 million profit recognized during fiscal year 2013 for the acquisition of an additional interest in Rigby.

Financial Operations and Others. Other operating losses, net associated to our Financial Operations and Others segment shrank by Ps. 0.4 million, from Ps. 3.4 million during fiscal year 2013 to Ps. 2.9 million during fiscal year 2014, mainly due to the fact that Banco Hipotecario has deducted lower taxes on a reduced amount of dividends distributed by it to Ritelco and Tyrus during fiscal year 2014.

Operating income/(loss)

	Fiscal Year ended on June 30, 2014 In millions of Ps.
Operating income/(loss)	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	859.9	5.0	7.4	(4.1)	868.2
Offices and Others	157.0	1.2	-	5.2	163.4
Sales and Developments	240.7	3.8	-	-	244.5
Hotels	12.1	-	-	(1.1)	11.0
International	(30.0)	-	-	-	(30.0)
Financial Operations and Others	(2.6)	-	-	-	(2.6)
Total Operating income/(loss)	1,237.0	10.0	7.4	-	1,254.5

	Fiscal Year ended on June 30, 2013 In millions of Ps.
Operating income/(loss)	Income statement	Interest in joint ventures	Common maintenance expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Shopping Centers	685.2	3.5	5.5	(3.8)	690.5
Offices and Others	121.8	0.9	-	4.4	127.1
Sales and Developments	165.1	11.3	-	-	176.4
Hotels	(21.1)	-	-	(0.6)	(21.7)
International	129.3	-	-	-	129.3
Financial Operations and Others	(5.0)	-	-	-	(5.0)
Total Operating income/(loss)	1,075.3	15.7	5.5	-	1096.5

As a consequence of the events discussed above, total consolidated operating income grew by 15.0%, from Ps. 1,075.6 million to Ps. 1,237.2 million during fiscal years 2013 and 2014, respectively. Total consolidated operating income, as a percentage of revenues from sales, leases and services, dropped from 63.5% during fiscal year 2013 to 58.2% during fiscal year 2014.

Operating income of our joint ventures decreased by 36.6%, down from Ps. 15.7 million (out of this figure, Ps. 11.3 million were allocated to the Sales and Developments segment) during fiscal year 2013, to Ps. 10.0 million (out of this figure, Ps. 3.8 million were allocated to the Sales and Developments segment) during fiscal year 2014.

Thus, according to business segment reporting, and considering both our joint ventures and the inter-segment eliminations, operating income rose by 14.4%, up from Ps. 1,096.8 million during fiscal year 2013 to Ps. 1,254.2 million during fiscal year 2014. Operating income as a percentage of revenues according to business segment reporting, and considering both our joint ventures and the inter-segment eliminations, shrank from 63.5% during fiscal year 2013 to 58.2% during fiscal year 2014.

Shopping Centers. Operating income in our Shopping Centers segment grew by 25.7%, from Ps. 690.5 million in income during fiscal year 2013 to Ps. 868.2 million in income during fiscal year 2014. The operating income for our Shopping Centers segment, as a percentage of this segment’s revenues remained close to 63.0% in both fiscal years.

Offices and Others. Operating income in our Offices and Others segment grew by 28.4%, up from Ps. 127.2 million in income during fiscal year 2013 to Ps. 163.4 million in income during fiscal year 2014. The operating income in our Offices and Others segment measured as percentage of this segment’s revenues grew from 58.6% during fiscal year 2013 to 60.3% during fiscal year 2014.

Sales and Developments. Operating income in our Sales and Developments segment rose by 38.6%, up from income for Ps. 176.4 million during fiscal year 2013 to income for Ps. 244.5 million during fiscal year 2014. Operating income in our Sales and Developments segment as a percentage of this segment’s revenues rose from 124.2% during fiscal year 2013 to 285.9% during fiscal year 2014.

Hotels. The trend of Operating income/(loss) for the Hotels segment has decreased a 150.8%, from a Ps. 21.6 million loss during fiscal year 2013 to Ps. 11 million in income during fiscal year 2014.

International. Operating income/(loss) in our International segment shrank a 123.2% from Ps. 129.3 million in income during fiscal year 2013 to a loss of Ps. 30.0 million during fiscal year 2014.

Financial Operations and Others. Operating income/(loss) for our Financial Operations and Others segment has improved a 47.0%, from a Ps. 4.9 million loss during fiscal year 2013 to a Ps. 2.6 million loss during fiscal year 2014.

Share of (loss) / profit of associates and joint ventures

The share of loss of associates and joint ventures grew from Ps. 20.1 million during fiscal year 2013 to Ps. 440.1 million during fiscal year 2014. This growth is mainly due to the Ps. 517.0 million loss booked in the course of this fiscal year, as it is measured at market value and since our acquisition,IDBD’s shares have fallen by  47.3% and to an increased loss of Ps. (154.5) million caused by our interest in New Lipstick LLC (International segment), partially offset by the recognition in the course of this fiscal year of income for Ps. 15.5 million for the acquisition of Condor Hospitality Trust (International segment) and the increased profit from our interest in Banco Hipotecario for Ps. 184.5 million (Financial Operations and Others segment).

Financial results, net

The net financial loss grew by 169.4%, from Ps. 638.2 million during fiscal year 2013 to Ps. 1,719.3 million during fiscal year 2014, mainly as a result of: (i) higher foreign exchange losses for Ps. 795.8 million, (ii) interest for Ps. 161.6 million; and (iii) derivative financial instruments for Ps. 327.9 million, partially offset by (iii) increased income from the valuation at fair value of financial assets and liabilities for Ps. 214.0 million, primarily due to (a) the valuation of assets and liabilities in connection with Dolphin for Ps. 165 million and (b) the valuation of Condor Hospitality Trust’s preferred shares for Ps. 50.7 million.

As regards the foreign exchange loss, during fiscal year 2014, Argentina’s Peso depreciated by approximately 51% down from Ps. 5.388 to the U.S. Dollar at June 30, 2013 to Ps. 8.133 to the U.S. Dollar at June 30, 2014, while during fiscal year 2013 the variation had been 19.0%, from Ps. 4.527 to the U.S. Dollar at June 30, 2012 up to Ps. 5.388 to the U.S. Dollar at June 30, 2013. As discussed at the beginning, this situation adversely affects our financial results because of the exposure of our indebtedness to the variations in the exchange rate between Argentina’s Peso and the U.S. Dollar.

Income Tax

The Company applies the deferred tax method to calculate the income tax applicable to the fiscal years under consideration, thus recognizing the temporary differences as tax assets and liabilities. The income tax expense for the fiscal year went from a Ps. 132.8 million loss during fiscal year 2013 to Ps. 64.3 million in income during fiscal year 2014, hand in hand with income before tax, which went from Ps. 430.1 million in income during fiscal year 2013 to a loss of Ps. 895.9 million during fiscal year 2014.

Income/(loss) for the year

As a result of the factors described above, Income/(loss) for the year went from income for Ps. 297.2 million during fiscal year 2013 to a loss for Ps. 831.6 million during fiscal year 2014.

The income attributable to the controlling company’s shareholders went from Ps. 238.7 million in income during fiscal year 2013 to Ps. 786.5 million in loss during fiscal year 2014.

Income/(loss) attributable to the non-controlling interest went from income for Ps. 58.5 million during fiscal year 2013 to a loss for Ps. 45.1 million during fiscal year 2014, primarily owing to the non-recurrence of the profits recognized during fiscal year 2013 for Ps. 22.1 million from REIG, REIG II and REIG III (vehicles used to make the investment in Hersha Hospitality Trust, through minority interests equivalent to 36.0%, 19.5% and 18.8% respectively), losses recognized in the course of this fiscal year for Ps. 113.4 million in connection with Dolphin (the vehicle we used to invest in IDBD with a 13.84% ownership interest), offset by increased profit for Ps. 17.8 million recognized in RES and Efanur (the vehicles we used to invest in Condor through a minority interest equivalent to 33.2%) and increased profit from IRSA Commercial Properties, PAMSA and ERSA for Ps. 15.9 million (subsidiaries with minority ownership interests equivalent to 4.3%, 20.0% and 46.3%, respectively).

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

Banco Hipotecario maintains its financial books and records in Pesos and prepares its financial statements in conformity with the polices of the Central Bank which prescribes the reporting and disclosure requirements for banks and financial institutions in Argentina (“Argentine Banking GAAP”). These rules differ in certain respects from generally accepted accounting principles in Argentina (“Argentine GAAP”). A description of significant differences between Argentine Banking GAAP and Argentine GAAP are set forth in Note 3 to Banco Hipotecario’ s consolidated financial statements. Argentine Banking GAAP and Argentine GAAP also differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP and regulations of the SEC. See Note 34 to the consolidated financial statements of Banco Hipotecario included elsewhere in this annual report for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP, as they relate to Banco Hipotecario, and a reconciliation to U.S. GAAP of Banco Hipotecario’s net income (loss) and shareholders’ equity.

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

For commercial loans, the Central Bank required to classify all of Banco Hipotecario’s commercial loan borrowers. In order to perform the classification, the Bank must consider the management and operating history of the borrower, the present and projected financial situation of the borrower, the borrower’s payment history and ability to service the debt, the capability of the borrower’s internal information and control systems and the risk in the sector in which the borrower operates. The Bank applies the minimum loss percentages required by the Central Bank to Banco Hipotecario’s commercial loan borrowers based on the loan classification and the nature of the collateral, or guarantees, of the loan. In addition, based on the overall risk of the portfolio, the Bank considers whether or not additional loan loss allowance in excess of the minimum required are warranted. The Credit Committee evaluates several factors in order to determine the additional reserves like the factors mentioned above.

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

Fair Value Estimates

The Bank prepares its financial statements in accordance with the rules of the Central Bank related thereto, which differ from U.S. GAAP in valuing financial instruments.

Argentina Banking GAAP allows companies to record their financial instruments at fair value. Nevertheless, give specifics valuations rules for some securities and derivatives instruments.

U.S. GAAP requires financial instruments to be valued at fair value. The Bank estimated the fair value, for available for sale and trading securities and other financial instruments, as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value was best evidenced by a quoted market price, if one existed. In cases where quoted market prices were not available, fair value estimation was based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which were significantly affected by the assumptions used.

Minimum Presumed Income Tax

The Bank has recognized the minimum presumed income tax accrued and paid in prior years as an asset as of June 30, 2014, because the Bank started to generate taxable income and expects to be able to compute it as a payment on account of income tax in future years. Recognition of this asset arises from the ability to generate sufficient taxable income in future years to absorb the asset before it expires. Management’s determination of the likelihood that deferred tax assets can be realized is subjective, and involves estimates and assumptions about matters that are inherently uncertain. The realization of deferred tax assets arises from levels of future taxable income and the achievement of tax planning strategies.

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

Twelve- month periods ended June 30, 2015 and 2014

General

The following table sets forth the principal components of its net income for the twelve-month periods ended June 30, 2015 and 2014.

	Twelve-month period ended June 30,				% Change
	2015		2014		2015/2014
	(in millions of Pesos, except for percentages)
Financial income	Ps.	5,524.0	Ps.	4,696.2	17.6%
Financial expenses		(3,244.0)		(2,403.1)	35.0%
Net financial income	Ps.	2,280.0	Ps.	2,293.1	-0.6%
Provision for loan losses		(375.3)		(303.3)	23.7%
Net contribution from insurance (1)		1,105.6		720.4	53.5%
Other income from services		2,028.6		1,222.8	65.9%
Other expenses for services		(619.0)		(507.9)	21.9%
Administrative expenses		(3,366.9)		(2,340.8)	43.8%
Net income from financial transactions	Ps.	1,053.0	Ps.	1,084.3	-2.9%
Miscellaneous expenses, net (2)		(151.9)		(99.2)	53.2%
Non-Controlling interest		13.7		11.0	23.8%
Income tax		(377.6)		(369.1)	2.3%
Net income	Ps.	537.2	Ps.	627.0	-14.3%

(1)Insurance premiums minus insurance claims.
(2)Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario’s net income for the twelve-month period ended June 30, 2015 of Ps. 537.2 million was lower than Ps. 627.0 for the twelve-month period ended June 30, 2014, principally due to:

•	An increase in administrative expenses of Ps.1,026.1 million.
•	An increase in financial expenditures of Ps.840.9 million.
•	An increase in the provision for loan losses of Ps.72.0 million.
•	An increase in miscellaneous expenses, net of Ps.52.7 million.

These factors were partially offset by:

•	An increase in financial income of Ps.827.8 million.
•	An increase in income from services, net of Ps.1,079.9 million.

Financial Income

The following table sets forth the principal components of its financial income for the twelve-month periods ended June 30, 2015 and 2014.

	Twelve-month periods ended June 30,				% Change
	2015		2014		2015/2014
	(in millions of Pesos, except for percentages)
Interests from:	Ps.		Ps.
Mortgage loans and other financial transactions		413.0		353.8	16.7%
Financial trusts		157.6		139.8	12.7%
Cash and due from banks		6.3		12.2	-48.7%
Interbank Loans		65.5		55.6	17.7%
Other Loans		839.2		600.9	39.7%
Credit card Loans		1,789.7		1,114.0	60.7%
Personal Loans		839.8		609.1	37.9%
Overdraft facilities		261.6		256.5	2.0%
Government and Corporate Securities		1,016.6		774.8	31.2%
Adjustment from application of CER clause		9.2		13.9	-33.4%
Hedges		(69.1)		634.2	-110.9%
Others		194.6		131.4	48.3%
Total Financial Income	Ps.	5,524.0	Ps.	4,696.2	17.6%

Banco Hipotecario’s financial income increase 17.6% to Ps. 5,524.0 million for the twelve-month period ended June 30, 2015 as compared to Ps. 4,696.2 million for the twelve-month period ended June 30, 2014 primarily as a result of:

•
Higher income from credit cards and personal loans as a result of higher loans originations. The balances of credit card loans and personal loans have increased 29.9% and 42.9%, respectively, during the twelve-month period ended June 30, 2015.

•	Higher income from other loans because of higher average balances

•
Higher income from and government and corporate securities, mainly due to higher market prices. Additionally, the balances of government and corporate securities has increased 55.3% during the twelve-month period ended June 30, 2015.

•	Lower income from hedge operations.

Financial Expenses

The following table sets forth information regarding its financial expenses for the twelve-month periods ended June 30, 2015 and 2014.

	Twelve-month periods ended June 30,				% Change
	2015		2014		2015/2014
	(in millions of Pesos, except for percentages)

Bonds and similar obligations	Ps.	726.2	Ps.	462.0	57.2%
Borrowings from banks		77.2		95.0	-18.8%
Other(*)		2.5		1.5	60.0%
Time deposits		1,866.7		1,294.3	44.2%
Effects of changes in exchange rates		59.5		139.9	-57.5%
Forward transactions		69.1		70.7	-2.2%
Contributions and taxes on financial income		442.8		339.7	30.4%
Total Financial expenses	Ps.	3,244.0	Ps.	2,403.1	35.0%

(*)Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario’s financial expenses for the twelve-month period ended June 30, 2015 increased 35.0% to Ps. 3,244.0 million from Ps. 2,403.1 million for the twelve-month period ended June 30, 2014 primarily as a result of:

•	Higher interest liabilities as a result of increased average balances on time deposits. The balances of time deposits increased 31.5%, during the twelve-month period ended June 30, 2015.

•	Higher liabilities resulting from increased of contributions and taxes on financial income.

•
Higher interest liabilities resulting from increase of Bonds and similar obligations as consequences of higher average balances. The balances of bonds increased 43.6%, during the twelve-month period ended June 30, 2015.

Provision for Loan Losses

The following table sets forth its provision for loan losses for the twelve-month periods ended June 30, 2015 and 2014.

	Twelve-month periods ended June 30,				% Change
	2015		2014		2015/2014
	(in millions of Pesos, except for percentages)
Provision for loan losses	Ps.	375.3	Ps.	303.3	23.7%
Charge-offs	Ps,	201.1	Ps.	125.9	59.8%

Banco Hipotecario’s provision for loan losses for the period ended June 30, 2015 increased to Ps. 375.3 million from Ps. 303.3 million in the period ended on June 30, 2014. This represents an increase of 23.7% which is connected with an increase in the average balances of loans. As mentioned before, the increase in the portfolio of loans, principally credit cards, personal loans and other loans, increase the amount of allowances during the year.

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

Net Contribution from Insurance

The following table sets forth the principal components of its net contribution from insurance for the twelve-month periods ended June 30, 2015 and 2014.

	Twelve-month periods ended June 30				% Change
	2015		2014		2015/2014
	(in millions of Pesos, except for percentages)
Insurance premiums earned

Life	Ps.	17.1	Ps.	26.7	-36.1%
Property damage		16.0		16.3	-2.0%
Unemployment		0.2		0.3	-35.5%
Others (a)		1,222.2		851.8	43.5%
Total Premiums earned	Ps.	1,255.5	Ps.	895.1	40.3%

Insurance claims

Life	Ps.	3.5	Ps.	5.0	-28.6%
Property damage		0.1		0.2	-31.2%
Others (b)		146.3		169.5	-13.6%
Total claims	Ps.	149.9	Ps.	174.7	-14.2%

Net contribution from insurance activity	Ps.	1,105.6	Ps,	720.4	53.5%

(a)
As of June 30, 2015 and 2014 contains Ps. 1,132.8 million and Ps.792.1 million, respectively, related to the activity of its subsidiary BHN Sociedad de Inversión S.A. As mentioned before, BHN Sociedad Inversion has increased their activity regarding the rise in the origination of loans granted by Banco Hipotecario and the rise in the origination of Mortgage loans granted by PROCREAR.

(b)	As of June 30, 2015 and 2014 contains Ps. 145.7 million and Ps.169.0 million, respectively, related to the activity of its subsidiary BHN Sociedad de Inversión S.A.

Banco Hipotecario’s net contribution from insurance activities of Ps.1,105.6 million during the period ended June 30, 2015 increased 53.5% from Ps.720.4 million, compared to the period ended June 30, 2014. This increase was primarily a consequence of higher activity level of our subsidiary BHN Sociedad de Inversión S.A. The quantity of the insurance policies, issued by BHN Sociedad de Inversión S.A.’s subsidiaries, relate to the loan originated by Banco Hipotecario, consequently, the premiums earned and the claims paid increase when the loan origination of the Bank increases.

Other Income from Services

The following table includes the principal components of its other income from services for the twelve-month periods ended June 30, 2015 and 2014.

	Twelve-month periods ended June 30,				% Change
	2015		2014		2015/2014
	(in millions of Pesos, except for percentages)

Loan servicing fees from third parties	Ps.	37.2	Ps.	30.9	20.7%
Credit Card Commissions		1,048.9		705.1	48.7%
Other Commissions		209.2		130.6	60.2%
Total Commissions	Ps.	1,295.3	Ps.	866.6	49.5%

Commissions earned by subsidiaries		600.0		285.7	110.0%
Recovery of loan expenses		19.5		37.3	-47.6%
Income from services PROCREAR		106.6		30.9	244.5%
Others		7.2		2.3	219.9%
Total Others	Ps.	733.3	Ps.	356.2	105.9%

Total Other Income from Services	Ps.	2,028.6	Ps.	1,222.8	65.9%

Banco Hipotecario’s income from services increased to Ps.2,028.6 million for the period ended June 30, 2015 from Ps.1,222.8 million in the same period of 2014, as a result of: higher commissions derived from the increase in credit card origination, the increase on commissions derived from the insurance’s activity developed by Banco Hipotecario’s subsidiary BHN Sociedad de Inversión S.A. and the increase in fees due to our activities as trustee for the PROCREAR trust.

Other Expenses for Services

The following table includes the principal components of its other expenses for services for the twelve-month periods ended June 30, 2015 and 2014:

	Twelve-month periods ended June 30,				% Change
	2015		2014		2015/2014
	(in millions of Pesos, except for percentages)

Structuring and underwriting fees	Ps.	16.5	Ps.	14.3	15.5%
Retail Bank originations		7.7		6.3	21.5%
Collections		0.2		0.2	13.8%
Banking services		452.2		373.4	21.1%
Co branding Aerolíneas Argentinas		27.3		11.4	139.8%
Commissions paid to real estate agents		36.7		40.7	-9.8%
Total Commissions	Ps.	540.6	Ps.	446.3	21.1%

Contributions and taxes on income from services		78.4		61.6	27.2%
Total Other expenses for services	Ps.	619.0	Ps.	507.9	21.9%

Banco Hipotecario’s other expenses for services increased 21.9% to Ps.619.0 million for the period ended June 30, 2015 from Ps.507.9 million in the period ended June 30, 2014. This increase was mainly due to higher banking services and contributions and taxes on income from services.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the twelve-month periods ended June 30, 2015 and 2014.

	Twelve-month periods ended June 30,					% Change
	2015		2014			2015/2014
	(in millions of Pesos, except for percentages)

Salaries and social security contributions	Ps.	1,775.5	Ps.	Ps.	1,284.8	38.2%
Fees and external administrative services		472.5			329.7	43.3%
Advertising and publicity		179.5			118.3	51.8%
Value added tax and other taxes		167.2			113.9	46.8%
Electricity and communications		116.9			71.9	62.5%
Maintenance and repair		96.8			54.0	79.4%
Depreciation of bank premises and equipment		35.3			21.0	68.0%
Amortization of organizational expenses		75.8			41.3	83.5%
Corporate personnel benefits		132.8			121.8	9.0%
Rent		97.5			69.8	39.7%
Others		217.1			114.3	90.0%
Total	Ps.	3,366.9	Ps.	Ps.	2,340.8	43.8%

Administrative expenses for the period ended June 30, 2015 increased 43.8% to Ps.3,366.9 million from Ps.2,340.8 million for the period ended June 30, 2014. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina and higher fees and external administrative services related to actions adopted by the Bank in developing its retail banking business.

Miscellaneous Expenses, net

The following table sets forth its miscellaneous income for the twelve-month periods ended June 30, 2015 and 2014.

	Twelve-month periods ended June 30,				% Change
	2015		2014		2015/2014
	(in millions of Pesos, except for percentages)
Penalty interest	Ps.	86.9	Ps.	59.3	46.5%
Reversal of provision for loan losses		77.5		15.4	NM
Loan loss recoveries		94.2		66.7	41.3%
Others		58.9		47.5	23.8%
Total Miscellaneous Income	Ps.	317.5	Ps.	188.9	68.1%

Provision for lawsuits contingencies	Ps.	19.2	Ps.	29.4	34.6%
Provision for other contingencies and miscellaneous receivables		-		7.4	-100.0%
Provision for administrative organization		84.0		11.2	NM
Other taxes		124.6		26.3	NM
Benefits prepayments		70.5		71.3	-1.2%
Others		171.1		142.5	20.1%
Total Miscellaneous Expenses	Ps.	469.4	Ps.	288.1	63.0%

Total Miscellaneous Expenses, net	Ps.	(151.9)	Ps.	(99.2)	53.3%

Banco Hipotecario’s miscellaneous expenses, net, decreased 53.3% to an expense of Ps.151.9 million for the period ended June 30, 2015 from an expense of Ps.99.2 million for the period ended June 30, 2014 primarily as a result of:

•	Higher provision for administrative organization
•	Higher other miscellaneous expenses related to penalties imposed in the framework of Financial Summary Proceedings N° 1320

These factors were partially offset by:

•	Higher penalty interest and reversal of provision for contingencies.

Government and Corporate securities

Government and Corporate Securities held by Banco Hipotecario consist of the following balances:

	June 30, 2015
	(in millions of Pesos)
Holding booked at fair value
Government securities denominated in Pesos	Ps.	1,581.4
Government securities denominated in US$		340.1
Bills issued by Provincial Governments denominated in Pesos		297.1
Bills issued by Provincial Governments denominated in US$		7.1
	Ps.	2,225.7

Holding booked at cost plus return
Bills issued by Provincial Governments denominated in Pesos		66.9
Bills issued by Provincial Governments denominated in US$		125.9
	Ps.	192.8

Investment in listed corporate securities
Corporate securities denominated in Pesos		430.9
	Ps.	430.9

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA		672.2
Unquoted bills and notes issued by the BCRA		1,750.0
	Ps.	2,422.2

Total	Ps.	5,271.6

The table below includes disclosures regarding the exposures to sovereign debt according with the guidance provided by the Division of Corporation Finance in their document CF Disclosure Guidance: Topic N° 4.

June 30, 2015
(in millions of Pesos)
Government Securities by country:
Argentina	5,271.6
5,271.6

Government Securities by counterparty:
Goverment securities	2,418.5
Central Bank bills and notes	2,422.2
Corporate securities	430.9
5,271.6

Government Securities by Financial Instruments in accordance with Argentine Banking GAAP:
Recorded at fair value	3,328.8
Recorded at cost plus return	1,942.8
5,271.6
Funding

Historically, Banco Hipotecario financed its lending operations mainly through:

• deposits, principally time deposits

• the issuance of fixed and floating rate securities in the national capital markets,

• securitizations of mortgage loans,

• cash flow from existing loans,

At June 30, 2015 and 2014, Banco Hipotecario had three principal funding sources: bonds, securitizations programs and time deposits. The table below sets forth its liabilities outstanding with respect to each of its sources of funding (excluding accrest interest) as of the dates indicated.

	At June 30,				% Change
	2015		2014		2015/2014
	(in millions of Pesos, except for percentages)

Bonds	Ps.	4,926.7	Ps.	3,501.7	40.7%
Subordinated Bonds		100.0		-	NM
Borrowings from Argentina Central Bank.		0.1		0.1	42.0%
Borrowings from banks and international entities		297.4		558.4	-46.8%
Deposits		18,191.2		13,691.3	32.9%
Total	Ps.	23,515.4	Ps.	17,751.5	32.5%

Bonds

The principal amount values of the different series of notes Banco Hipotecario has issued and outstanding as of June 30, 2015 is as follows:

	Outstanding principal amount	Date of issue	Maturity Date	Annual Interest rate
	(millions of Pesos)			(%)
Banco Hipotecario
Series 5 (US$ 250,000,000)	1,914.5	Apr 27, 2006	Apr 27, 2016	9.75%
Series XII (US$ 44,508,000	359.0	Aug 14, 2013	Aug 14, 2017	3.95%
Series XIV (Ps.115,400,000)	115.4	Nov 11, 2013	Nov 11, 2015	Badlar + 375bp
Series XVI (Ps.89,683,000)	89.7	Jan 31, 2014	Jan 31, 2016	Badlar + 425bp
Series XIX (Ps.275,830,000)	275.8	May 16, 2014	Nov 16, 2015	Badlar + 375bp
Series XXI (Ps.222,345,000)	222.3	Jul 30, 2014	Jan 30, 2016	Badlar + 275bp
Series XXII (Ps.253,152,000)	253.2	Nov 5, 2014	Aug 5, 2015	LEBAC x 0.95
Series XXIII (Ps.119,386,000)	119.4	Nov 5, 2014	May 5, 2016	Badlar + 325bp
Series XXIV (Ps.27,505,000)	27.5	Feb 5, 2015	Jan 31, 2016	LEBAC x 0.95
Series XXV (Ps.308,300,000)	298.5	Feb 5, 2015	Aug 5, 2016	9 months 27.5%, and after Badlar + 450 bp
Series XXVII (Ps.281,740,000)	260.1	May 22, 2015	Nov 22, 2016	9 months 28.0%, and after Badlar + 450 bp

BACS Banco de Crédito y Securitización S.A.
Series I (Ps.130,435,000)	130.4	Feb 19, 2014	Aug 19, 2015	Badlar +450bp
Series III (Ps.132,726,000)	132.7	19-Ago-14	19-May-16	Badlar + 275 bp
Series IV (Ps.105,555,000)	105.6	21-Nov-14	21-Ago-16	Badlar + 350 bp
Series V (Ps.150,000,000)	150.0	17-Abr-15	17-Ene-17	9 months 27.48%, and afer Badlar + 450 bp

Tarshop S.A.
Series XI (Ps.10,837,187)	10.8	May 23, 2013	May 23, 2016	Badlar + 580bp
Series XII (Ps.83,588,235)	83.1	Aug 09, 2013	Aug 09, 2015	15%
Series XV (Ps.119,755,000)	114.0	Apr 21, 2014	Oct 21, 2015	Badlar + 490bp
Series XVII (Ps.41,065,777)	40.8	Nov 26, 2014	Aug 26, 2015	LEBAC x 0.95
Series XVIII (Ps.69,290,713)	68.9	Nov 26, 2014	May 26, 2016	Badlar + 425 bp
Series XIX (Ps.6,315,789)	6.3	Nov 26, 2014	Nov 26 ,2017	Badlar + 525 bp
Series XX (Ps.69,100,000)	68.7	Apr 24, 2015	Jan 24, 2016	27.50%
Series XXI (Ps.80,500,000)	80.0	Apr 24, 2015	Oct 24, 2016	28.50%
	Ps. 4,926.7

Loan Securitization Program

Banco Hipotecario, BACS and Tarshop have executed various financial trust agreements under which, as trustor, it has transferred the fiduciary ownership of mortgage and consumer loans to the loan portfolio of different financial institutions as trustee. Once the loans have been transferred to the trust fund it proceeds to issue the corresponding debt securities and participation certificates and to use the proceeds of the placement thereof for setting the amount of the loans transferred by Banco Hipotecario.

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

In December 2001 Banco Hipotecario received authorization from the Central Bank to accept time deposits for individuals as well as institutions and amended its bylaws accordingly, with approval of a majority of its shareholders as required by Argentine Corporate Law. At June 30, 2015 and 2014 its total deposits consisted of the following:

	At June 30,				%Change
	2015		2014		2015/2014
	(in millions of Pesos, except for percentages)

Checking accounts	Ps.	3,151.3	Ps.	2,800.9	12.5%
Saving accounts		2,953.1		1,662.4	77.6%
Time deposits		11,898.2		9,049.6	31.5%
Other deposits accounts		188.6		178.4	5.7%
Accrued interest payable		237.6		215.9	10.1%
Total	Ps.	18,428.8	Ps.	13,907.2	32.5%

Its current strategy is to increase deposits significantly over time in order to achieve significant liquidity to maintain and further develop its financing activities.

Twelve month periods ended June 30, 2014 and 2013

General

The following table sets forth the principal components of its net income for the twelve-month periods ended June 30, 2014 and 2013.

	Twelve-month period ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of Pesos, except for percentages)

Financial income	Ps.	4,696.2	Ps.	2,424.2	93.7%
Financial expenses		(2,403.1)		(1,284.3)	87.1%
Net financial income	Ps.	2,293.1	Ps.	1,139.9	101.2%
Provision for loan losses		(303.3)		(233.4)	30.0%
Net contribution from insurance (1)		720.4		359.8	100.2%
Other income from services		1,222.8		977.6	25.1%
Other expenses for services		(507.9)		(233.3)	117.7%
Administrative expenses		(2,340.8)		(1,612.2)	45.2%
Net income from financial transactions	Ps.	1,084.3	Ps.	398.4	172.2%
Miscellaneous income, net (2)		(99.2)		31.4	NM
Non-Controlling interest		11.0		(14.1)	NM
Income tax		(369.1)		(76.5)	NM
Net income	Ps.	627.0	Ps.	339.1	84.9%
(1)Insurance premiums minus insurance claims.
(2)Miscellaneous income minus miscellaneous expenses.

Net Income

Banco Hipotecario’s net income for the twelve-month period ended June 30, 2014 of Ps.627.0 million was higher than Ps.339.1 for the twelve-mont period ended June 30, 2013, principally due to:

•	Higher financial income principally as a result of an increase on consumer products partially and higher income from government and private securities.
•	Higher income from services mainly due to increase in credit card commissions, and the increase in the activity developed by BHN Sociedad de Inversión S.A.

These factors were partially offset by:

•	Higher administrative expenses mainly related to salaries, social security contributions, and fees related to actions adopted by the Bank in developing its retail banking business.
•	Higher financial expenditures principally as a result of higher interest liabilities resulting from increased average balances of time deposits and bonds and similar obligations.

Financial Income

The following table sets forth the principal components of its financial income for the twelve-month periods ended June 30, 2014 and 2013.

	Twelve-month period ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of Pesos, except for percentages)

Interests from:
Mortgage loans and other financial transactions	Ps.	353.8	Ps.	264.3	33.8%
Financial trusts		139.8		134.2	4.2%
Cash and due from banks		12.2		6.9	76.5%
Interbank Loans		55.6		49.8	11.6%
Other Loans		600.9		321.3	87.0%
Credit card Loans		1,114.0		649.3	71.6%
Personal Loans		609.1		371.1	64.2%
Overdraft facilities		256.5		168.8	52.0%
Government and Corporate Securities		774.8		285.9	171.0%
Adjustment from application of CER clause		13.9		8.3	67.0%
Hedges		634.2		95.3	NM
Others		131.4		69.0	90.3%
Total Financial Income	Ps.	4,696.2	Ps.	2,424.2	93.7%

Banco Hipotecario’s financial income increase 93.7% to Ps.4,696.2 million for the twelve-month period ended June 30, 2014 as compared to Ps.2,424.2 million for the twelve-month period ended June 30, 2013 primarily as a result of:

•
Higher income from credit cards and personal loans as a result of higher loans originations. The balances of credit card loans and personal loans have increased 46.4% and 51.0%, respectively, during the twelve-month period ended June 30, 2014.

•	Higher income from other loans because of higher average balances

•	Higher income from hedge operations and government and corporate securities, mainly due to higher market prices.

Financial Expenses

The following table sets forth information regarding its financial expenses for the twelve-month periods ended June 30, 2014 and 2013.

	Twelve-month periods ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of Pesos, except for percentages)
Bonds and similar obligations	Ps.	462.0	Ps.	267.2	72.9%
Borrowings from banks		95.0		50.0	90.1%
Borrowings from Argentina Central Bank		-		0.1	-100.0%
Other(1)		1.5		1.8	-19.5%
Time deposits		1,294.3		677.6	91.0%
Effects of changes in exchange rates		139.9		93.2	50.2%
Forward transactions		70.7		30.6	131.0%
Contributions and taxes on financial income		339.7		163.8	107.4%
Total Financial expenses	Ps.	2,403.1	Ps.	1,284.3	87.1%

(1)Includes interest and other amounts payable on savings accounts, checking accounts, and other deposits.

Banco Hipotecario’s financial expenses for the twelve-month period ended June 30, 2014 increased 87.1% to Ps.2,403.1 million from Ps.1,284.3 million for the twelve-month period ended June 30, 2013 primarily as a result of:

1)	Higher interest liabilities as a result of increased average balances on time deposits. The balances of time deposits increased 54.2%, during the twelve-month period ended June 30, 2014.

2)	Higher liabilities resulting from increased of contributions and taxes on financial income.

3)
Higher interest liabilities resulting from increase of bonds and similar obligations as consequences of higher average balances. The balances of bonds increased 52.8%, during the twelve-month period ended June 30, 2014.

Provision for Loan Losses

The following table sets forth its provision for loan losses for the twelve-month periods ended June 30, 2014 and 2013.

	Twelve-month periods ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of Pesos, except for percentages)
Provision for loan losses	Ps.	303.3	Ps.	233.4	30.0%
Charge-offs	Ps.	125.9	Ps.	74.2	69.7%

Banco Hipotecario’s provision for loan losses for the period ended June 30, 2014 increased to Ps.303.3 million from Ps.233.4 million in the period ended on June 30, 2013. This represents an increase of 30.0% which is connected with an increase in the average balances of loans. As mentioned before, the increase in the portfolio of loans, principally credit cards, personal loans and other loans, increase the amount of allowances during the year.

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

Net Contribution from Insurance

The following table sets forth the principal components of its net contribution from insurance for the twelve-month periods ended June 30, 2014 and 2013.

	Twelve-month periods ended June 30				% Change
	2014		2013		2014/2013
	(in millions of Pesos, except for percentages)
Insurance premiums earned

Life	Ps.	26.7	Ps.	43.9	-39.2%
Property damage		16.3		18.4	-11.5%
Unemployment		0.3		0.4	-33.1%
Others (a)		851.8		354.7	140.2%
Total Premiums earned	Ps.	895.1	Ps.	417.4	114.5%

Insurance claims

Life	Ps.	5.0	Ps.	4.7	5.1%
Property damage		0.2		0.3	-37.9%
Unemployment		-		-	NM
Others (b)		169.5		52.6	223.7%
Total claims	Ps.	174.7	Ps.	57.6	203.9%

Net contribution from insurance activity	Ps.	720.4	Ps.	359.8	100.1%

(a)	As of June 30, 2014 and 2013 contains Ps.792.1 million and Ps.316.2 million, respectively, related to the activity of its subsidiary BHN Sociedad de Inversión S.A.

As of June 30, 2014 and 2013 contains Ps.169.0 million and Ps.51.2 million, respectively, related to the activity of its subsidiary BHN Sociedad de Inversión S.A. As mentioned before, BHN Sociedad Inversion has increased their activity regarding the rise in the origination of loans granted by Banco Hipotecario and the rise in the origination of Mortgage loans granted by Pro.cre.ar..

Banco Hipotecario’s net contribution from insurance activities of Ps.720.1 million during the period ended June 30, 2014 increased 100.1% from Ps.359.8 million, compared to the period ended June 30, 2013. This increase was primarily a consequence of higher activity level of our subsidiary BHN Sociedad de Inversión S.A. The quantity of the insurance policies, issued by BHN Sociedad de Inversión S.A.’ subsidiaries, relate to the loan originated by Banco Hipotecario, consequently, the premiums earned and the claims paid increase when the loan origination of the Bank increases.

Other Income from Services

The following table includes the principal components of its other income from services for the twelve-month periods ended June 30, 2014 and 2013.

	Twelve-month periods ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of Pesos, except for percentages)

Loan servicing fees from third parties	Ps.	30.9	Ps.	26.5	16.2%
FONAVI commissions		-		11.4	-100%
Credit Card Commissions		705.1		555.1	27.0%
Other Commissions		130.6		77.2	69.2%
Total Commissions	Ps.	866.6	Ps.	670.2	29.3%

Commissions earned by subsidiaries		285.7		226.9	25.9%
Recovery of loan expenses		37.3		68.7	-45.7%
Others		33.2		11.8	181.7%
Total Others	Ps.	356.2	Ps.	307.4	15.9%

Total Other Income from Services	Ps.	1,222.8	Ps.	977.6	25.1%

Banco Hipotecario’s income from services increased to Ps.1,222.8 million for the period ended June 30, 2014 from Ps.977.6 million in the same period of 2013, as a result of higher commissions derived from the increase in credit card origination and the increase on commissions derived from the insurance’s activity developed since July 2007 by Banco Hipotecario’s subsidiary BHN Sociedad de Inversión S.A.

Other Expenses for Services

The following table includes the principal components of its other expenses for services for the twelve-month periods ended June 30, 2014 and 2013:

	Twelve-month periods ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of Pesos, except for percentages)
Structuring and underwriting fees	Ps.	14.3	Ps.	8.2	74.4%
Retail Bank originations		6.3		2.0	NM
Collections		0.2		0.2	26.6%
Banking services		384.8		155.4	147.6%
Commissions paid to real estate agents		40.7		28.3	43.6%
Total Commissions		446.3		194.1	130.0%

Contributions and taxes on income from services		61.6		39.2	57.1%
Total Other expenses for services	Ps.	507.9	Ps.	233.3	117.7%

Banco Hipotecario’s other expenses for services increased 117.7% to Ps.507.9 million for the period ended June 30, 2014 from Ps.233.3 million in the period ended June 30, 2013. This increase was mainly due to higher banking services and contributions and taxes on income from services.

Administrative Expenses

The following table sets forth the principal components of its administrative expenses for the twelve-month periods ended June 30, 2014 and 2013.

	Twelve-month periods ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of Pesos, except for percentages)
Salaries and social security contributions	Ps.	1,284.8	Ps.	845.0	52.1%
Fees and external administrative services		329.7		221.2	49.0%
Advertising and publicity		118.3		88.5	33.6%
Value added tax and other taxes		113.9		115.4	-1.2%
Electricity and communications		71.9		56.5	27.3%
Maintenance and repair		54.0		37.2	45.2%
Depreciation of bank premises and equipment		21.0		15.8	32.6%
Amortization of organizational expenses		41.3		19.5	111.3%
Corporate personnel benefits		121.8		43.8	178.2%
Rent		69.8		49.9	39.8%
Others		114.3		119.4	-4.3%
Total	Ps.	2,340.8	Ps.	1,612.2	45.2%

Administrative expenses for the period ended June 30, 2014 increased 45.2% to Ps.2,340.8 million from Ps.1,612.2 million for the period ended June 30, 2013. The main reasons for this increase were higher salaries and social security contributions required under applicable regulations in Argentina and higher fees and external administrative services related to actions adopted by the Bank in developing its retail banking business.

Miscellaneous Expenses, net

The following table sets forth its miscellaneous expenses for the twelve-month periods ended June 30, 2014 and 2013.

	Twelve-month Periods ended June 30,				% Change
	2014		2013		2014/2013
	(in millions of Pesos, except for percentages)

Penalty interest	Ps.	59.3	Ps.	54.8	8.1%
Reversal of provision for loan losses		15.4		9.7	58.5%
Loan loss recoveries		66.7		91.1	-26.8%
Others		47.5		37.7	25.9%
Total Miscellaneous Income	Ps.	188.9	Ps.	193.3	-2.3%

Provision for lawsuits contingencies	Ps.	29.4	Ps.	18.9	55.2%
Provision for other contingencies and miscellaneous receivables		7.4		0.9	NM
Provision for administrative organization		11.2		-1.7	NM
Other taxes		26.3		26.3	72.3%
Benefits prepayments		71.3		71.3	-10.7%
Others		142.5		46.3	NM
Total Miscellaneous Expenses	Ps.	288.1	Ps.	162.0	77.7%

Total Miscellaneous Expenses, net	Ps.	(99.2)	Ps.	31.4	NM

Banco Hipotecario’s miscellaneous income decreased 2.3% to Ps.188.9 million for the period ended June 30, 2014 from Ps.193.3 million for the year ended June 30, 2013 primarily as a result of higher penalty interest and higher other miscellaneous income, partially offset by lower loan loss recoveries.

Banco Hipotecario’s miscellaneous expenses increased 77.7% to Ps.288.1 million for the period ended June 30, 2014 from Ps.162.0 million for 2013 primarily as a result of higher provisions for administrative organizations and higher other miscellaneous expenses.

 Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30, 2014
	(in millions of Pesos)
Holding booked at fair value
Government securities denominated in Pesos		439.8
Government securities denominated in US$		844.0
	Ps.	1,283.8

Holding booked at cost plus return
Discount Bonds		13.5
PRO XIII Bonds		15.8
Other Bonds		39.5
	Ps.	68.8

Investment in listed corporate securities
Corporate securities denominated in Pesos		345.6
	Ps.	345.6

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA		354.5
Unquoted bills and notes issued by the BCRA		1,342.5
	Ps.	1,697.0

Total	Ps.	3,395.2

The table below includes disclosures regarding the exposures to sovereign debt according with the guidance provided by the Division of Corporation Finance in their document CF Disclosure Guidance: Topic N° 4.

	June 30, 2014
	(in millions of Pesos)
Government Securities by country:
Argentina		3,395.2
	Ps.	3,395.2

Government Securities by counterparty:
Government securities		1,352.6
Central Bank bills and notes		1,697.0
Corporate securities		345.6
	Ps.	3,395.2

Government Securities by Financial Instruments in accordance with Argentine Banking GAAP:
Recorded at fair value		1,983.9
Recorded at cost plus return		1,411.3
	Ps.	3,395.2

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

•
Banco Hipotecario’s portfolios of securities are monitored on a daily basis and risk is quantified through globally accepted methodologies and practices ( “value at risk”) whose limits are fixed by the Finance Committee. The robustness of the models used is verified through back-testing procedures and the portfolio exposed to price risks is subject to stress testing.

•	As regards the foreign exchange rate risk, exposure to foreign exchange and its associated risk is described in a weekly report that details the different products and securities exposed.

•
As regards interest rate risk, the amounts and contractual conditions of new originations and of the current portfolio (i.e., loans, deposits, swaps, hedges, securities and other) are monitored to ensure that Banco Hipotecario is permanently within the limits of its pre-defined risk appetite. This follow up is accompanied by an ongoing analysis of the various hedging alternatives in order to reduce interest rate balances.

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

Funding

Historically, Banco Hipotecario financed its lending operations mainly through:

• deposits, principally time deposits

• the issuance of fixed and floating rate securities in the national capital markets,

• securitizations of mortgage loans,

• cash flow from existing loans,

At June 30, 2014 and 2013, Banco Hipotecario had three principal funding sources(1): bonds, securitizations programs and time deposits. The table below sets forth its liabilities outstanding with respect to each of its sources of funding as of the dates indicated.

	At June 30,				% Change
	2014		2013		2014/2013
	(in millions of Pesos, except for percentages)

Bonds	Ps.	3,501.7	Ps.	2,291.7	52.8%
Borrowings from Argentina Central Bank.		0.1		-	NM
Borrowings from banks and international entities		558.4		393.0	42.1%
Deposits		13,691.3		8,899.2	53.8%
Total	Ps.	17,751.5	Ps.	11,583.9	53.2%

 (1) Excludes accrued interest.

Bonds

The principal amount values of the different series of notes Banco Hipotecario has issued and outstanding as of June 30, 2014 is as follows:

	Outstanding principal amount	Date of issue	Maturity Date	Annual Interest rate
	(millions of Pesos)			(%)
Banco Hipotecario S.A.
Series 5 (US$ 250,000 thousand)	1,709.8	Apr. 27, 2006	Apr. 27, 2016	9.750%
Series IX (Ps.258,997)	202.4	Apr 25, 2013	Jan 25, 2015	Badlar +280bp
Series X (Ps.34,523)	32.5	Aug 14, 2013	Aug 09, 2014	22.00%
Series XI (Ps.146,137)	131.0	Aug 14, 2013	May 14, 2015	Badlar +375bp
Series XII (US$ 44,508 thousand)	362.0	Aug 14, 2013	Aug 14, 2017	3.95%
Series XIII (Ps.55,510)	55.6	Nov 11, 2013	Nov 06, 2014	23.50%
Series XIV (Ps.115,400)	115.4	Nov 11, 2013	Nov 11, 2015	Badlar +375bp
Series XV (Ps.12,340)	12.3	Jan 31, 2014	Jan 26, 2015	27.00%
Series XVI (Ps.89,683)	89.7	Jan 31, 2014	Jan 31, 2016	Badlar +425bp
Series XVIII (Ps.20,046)	20.0	May 16, 2014	Feb 16, 2015	27.00%
Series XIX (Ps.275,830)	270.0	May 16, 2014	Nov 16, 2015	Badlar +375bp

BACS Banco de Crédito y Securitización S.A.
Series I (Ps.130,435)	126.3	Feb 19, 2014	Aug 19, 2015	Badlar +450bp

Tarshop S.A.
Long term bond Series VIII (Ps.79,589)	74.0	Jan 28, 2013	Jul 30, 2014	Badlar+445bp
Long term bond Series X (Ps.72,592)	70.6	May 23, 2013	Nov 23, 2014	Badlar+475bp
Long term bond Series XI (Ps.10,837)	9.7	May 23, 2013	May 23, 2016	Badlar+580bp
Long term bond Series XII (Ps.83,588)	74.8	Aug 09, 2013	Aug 09, 2015	15.00%
Long term bond Series XIV (Ps.30,245)	28.4	Apr 21, 2014	Jan 21, 2015	30.00%
Long term bond Series XV (Ps.119,755)	117.2	Apr 21, 2014	Oct 21, 2015	Badlar+490bp
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

In December 2001 Banco Hipotecario SA received authorization from the Central Bank to accept time deposits for individuals as well as institutions and amended its bylaws accordingly, with approval of a majority of its shareholders as required by Argentine Corporate Law. At June 30, 2014 and 2013 its total deposits consisted of the following:

	At June 30,				%Change
	2014		2013		2014/2013
	(in millions of Pesos, except for percentages)
Checking accounts	Ps.	2,800.9	Ps.	1,689.8	65.8%
Saving accounts		1,662.4		1,225.6	35.6%
Time deposits		9,049.6		5,870.2	54.2%
Other deposits accounts		178.4		113.6	57.0%
Accrued interest payable		215.9		78.9	173.5%
Total	Ps.	13,907.2	Ps.	8,978.1	54.9%

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

As of June 30, 2015, we had negative working capital of Ps. 783.2 million (calculated as current assets less current liabilities as of such date). At the same date, we had cash and cash equivalents totaling Ps. 375.2 million, a decrease of Ps. 234.7 million compared to the Ps. 609.9 million of cash and cash equivalents held as of June 30, 2014.

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

On September 10, 2015, IRSA Commercial Properties closed the sale to an unrelated third party of 5,963 square meters in the Interncontinental Plaza Building. The purchase price was Ps. 324.5 million, which has been fully paid. For more information see "Recent Development".

On September 18, 2015 IRSA Commercial Properties issued Series I Notes in an aggregate principal amount of Ps.407.3 million. Series I Notes have a maturity of 18 months from its issue date. In addition, on October 16, 2015 we filed to CNV the updated document of the Global Note Program for up to US$ 300,000,000.
On November 6, 2015, we closed the sale to an unrelated third party of 864 square meters of Maipú 1300 Builidng, that represent two floors of office space, and 4 parking units. After such sale, 2,134 square feet remain in our portfolio. The purchase price was U$S 3 million, which has been fully paid.

The table below shows our cash flow for the fiscal years ended June 30, 2015, 2014 and 2013:

	Year ended June 30,
	2015	2014	2013
	(in millions of Ps.)
Net cash flow generated by operations	833.9	1,022.0	863.4
Net cash flow used in investment activities	261.3	(917.1)	(45.9)
Net cash flow used in financing activities	(1,389.7)	(596.8)	(306.3)
Net (decrease) increase in cash and cash equivalents	(294.5)	(491.9)	511.2

Cash Flow Information

Operating Activities

Fiscal Year ended June 30, 2015

Our operating activities generated net cash inflows of Ps. 833.9 million, mainly due to operating income of Ps. 1,419.0 million, an increase in salaries and social security charges of Ps. 21.8 million and an increase in trade and other account payables of Ps. 232.8 million; which were partially offset by an increase in trade and other receivables of Ps. 400.1 and Ps. 429.5 million related to income tax paid.

Fiscal Year ended June 30, 2014

Our operating activities generated net cash inflows of Ps. 1,022.0 million for the fiscal year ended June 30, 2014, mainly due to operating income of Ps. 1,362.2 million, an increase in salaries and social security charges of Ps. 50.9 million and a decrease in trading properties of Ps. 5.7 million; which were partially offset by an increase in trade and other receivables of Ps. 14.1 million, a decrease in provisions of Ps. 2.0 million, a decrease in trade and other account payables of Ps. 103.8 million and Ps. 276.3 million related to income tax paid.

Fiscal Year ended June 30, 2013

Our operating activities resulted in net cash inflows of Ps. 863.4 million for the fiscal year ended June 30, 2013, primarily as a result of operating income of Ps. 1,000.9 million, an increase in trade and other account payables of Ps. 189.9 million, an increase in salaries and social security charges of Ps. 12.6 million and a decrease in trading properties of Ps. 4.5 million. These were partially offset by an increase in trade and other receivables of Ps. 63.2 million, an increase in restricted assets of Ps. 0.1 million, a decrease in provisions of Ps. 2.9 million and income tax paid of Ps. 277.6 million.

Investment Activities

Fiscal Year ended June 30, 2015

Our investing activities resulted in net cash inflows of Ps. 261.3 million for the fiscal year ended June 30, 2015, of which (i) Ps. 2,446.7 million were related to collection from the sale of investment properties and (ii) Ps. 55.8 million were related to the sale of interests in companies: Ps. 16.4 million were related to the sale of Avenida Inc. and Ps. 39.4 million were related to the sale of Bitania 26 S.A., partially offset by (iii) Ps. 1,231.0 million representing a 25% increase in IDBD’s share interest over its stock capital, (iv) Ps. 407.4 million related to the acquisition of investment properties and (v) Ps. 594.4 million net related to the acquisition of investments in financial assets.

Fiscal Year ended June 30, 2014

Our investing activities resulted in net cash outflows of Ps. 917.1 million for the fiscal year ended June 30, 2014, of which (i) Ps. 1,102.7 million were related to the purchase of a 53.33% equity interest in IDB Development Corporation Ltd.’s capital stock, representing 106.6 million common shares, (ii) Ps. 13.0 million were related to the acquisition of a 24.79% equity interest in Avenida Inc.’s capital stock, (iii) Ps. 16.1 million were related to the acquisition of 1,250,000 common shares of Condor Hospitality Trust, (iv) Ps. 317.7 million were related to the purchase of fixed assets and land reserves (for further information see “Capital Expenditures”), (v) Ps. 1,533.3 million were related to the acquisition of investments in financial assets, (vi) Ps. 2.1 million were related to loans granted, (vii) Ps. 20,1 million were related to capital contributions in associates and joint ventures and (viii) Ps. 10.2 million were related to interest received; partly offset by (i) Ps. 16.9 million related to collection of dividends, (ii) Ps. 1,647.7 million related to proceeds from sale of investments in financial assets, (iii) Ps. 402.1 million related to the sale of investment properties and (iv) Ps. 22.8 million related to collection from the sale of Canteras Natal S.A’s shareholding, representing 50% of such company’s capital stock.

Fiscal Year ended June 30, 2013

Our investing activities resulted in net cash outflows of Ps. 45.9 million for the fiscal year ended June 30, 2013, of which (i) Ps. 117.9 million were related to the purchase of additional 25.5% equity interest in Rigby 183 LLC ’s capital stock, (ii) Ps. 25.9 million were related to the acquisition of a 50% equity interest in the capital stock and voting power of Entertainment Holdings S.A., (iii) Ps. 239.7 million were related to the acquisition of fixed assets and land reserves (for further information see “Capital Expenditures”), (iv) Ps. 950.9 million were related to the acquisition of investments in financial assets, (v) Ps. 41.6 million were related to loans granted, (vi) Ps. 67.4 million were related to capital contributions in associates and joint ventures and (vii) Ps. 18.4 million were related to interest received; partly offset by (i) Ps. 54.2 million related to collection of dividends, (ii) Ps. 1,197.2 million related to proceeds from sale of investments in financial assets and (iii) Ps. 127.7 million related to collection from the sale of investment properties.

Financing Activities

Fiscal Year ended June 30, 2015

Our financing activities for the fiscal year ended June 30, 2015 resulted in net cash outflows of Ps. 1,389.7 million, mainly due to (i) the payment of loans of Ps. 963.9 million, (ii) the payment of loans for the purchase of companies of Ps. 105.9 million, (iii) the payment of interest on short-term and long-term debt of Ps. 546.9 million, (vi) capital distributions of Ps. 228.1 million, (vii) Ps. 110.8 million related to the acquisition of derivative financial instruments, (viii) Ps. 69.2 million related to dividend distributions; partially offset by (ix) borrowings for Ps. 606.3 million, (x) payment of borrowings from associates and joint ventures of Ps. 22.2 million.

Fiscal Year ended June 30, 2014

Our financing activities for the fiscal year ended June 30, 2014 resulted in net cash outflows of Ps. 596.8 million, mainly due to (i) the payment of interest on short-term and long-term debt of Ps. 414,9 million, (ii) the payment of loans of Ps. 446.2 million, (iii) dividend payments of Ps. 113.3 million, (iv) the payment of financed purchases of Ps. 1.9 million, (v) capital distributions of Ps. 4.2 million, (vi) the acquisition of non-controlling interest in subsidiaries of Ps. 1.2 million, (vii) payment of loans from associates and joint ventures of Ps. 188.9 million, (viii) the payment of principal on notes of Ps. 287.2 million, (ix) the acquisition of derivative financial instruments of Ps. 38.0 million and (x) the repurchase of common shares and GDS issued by the Company of Ps. 37.9 million, partially offset by (i) borrowings of Ps. 501.8 million, (ii) capital contributions by non-controlling interest of Ps. 139.0 million, (iii) Ps. 17.2 million related to borrowings from associates and joint ventures, (iv) Ps. 62.2 million related to derivative financial instruments and (v) Ps. 218.3 million related to the issuance of non-convertible notes.

Fiscal Year ended June 30, 2013

Our financing activities resulted in net cash outflows of Ps. 306.3 million for the fiscal year ended June 30, 2013, mainly due to (i) Ps. 269.8 million related to payment of interest on short-term and long-term debt, (ii) Ps. 206.4 million related to the payment of loans; (iii) Ps. 239.7 million related to dividend payments, (iv) Ps. 10.9 million related to payment of financed purchases, and (v) Ps. 152.1 million related to capital distributions and (vi) Ps. 4.1 million related to the acquisition of non-controlling interest in subsidiaries; partially offset by (i) borrowings of Ps. 646.8 million, (ii) Ps. 6.5 million related to capital contributions by non-controlling interest, (iii) Ps. 70.7 million related to borrowings from associates and joint ventures and (iv) the payment of principal on notes of Ps. 146.2 million.

Indebtedness

 The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2015:

	Currency	Less than 1 year (4)	More than 1 and up to 2 years	More than 2 and up to 3 years	More than 3 and up to 4 years	More than 4 years	Total (1)	Anual Average Interest Rate
	(In thousands of Pesos, constant currency, as of June 30, 2014)(2)%
Bank loans (3)		$687,406	5,846	2,312	-	-	695,564	20.2%
Banco Provincia de Buenos Aires loan		$106,469	-	-	-	-	106,469	22.51%
Other loans	NIS	15,089	-	-	-	-	15,089	N/A
IRSA Commercial Properties’ 2017 Notes for US$ 120 M (2)	US$	10,677	1,025,376	-	-	-	1,036,053	7.88%
IRSA’s 2015 Notes (Serie I)		$214,084	-	-	-	-	214,084	Badlar + 395ptos
IRSA’s 2017 Notes (2)	US$	47,318	1,352,655	-	-	-	1,399,973	8.50%
IRSA’s 2017 Notes		$258	10,730	-	-	-	10,988	Badlar + 450 ptos
IRSA’s 2020 Notes (2)	US$	64,795	-	-	-	1,244,990	1,309,785	11.50%
Related Party		$1,633	2,249	-	-	-	3,882	15.25%
Related Party		$4,388	3,500	1,750	-	-	9,638	24%
Related Party		$7,826	-	-	-	-	7,826	Badlar + 300
Related Party		$-	14,438	-	-	-	14,438	Badlar
Syndicated loans		$75,485	-	-	-	-	75,485	15.30%
Seller financing (2)	US$	-	-	-	-	21,271	21,271	N/A
Seller financing (2)	US$	-	-	-	-	49,688	49,688	3.50%
Financial Leases (2)	US$	1,512	612	611	-	-	2,735	from 7.14% a 13.28%
Total bank and other debt		1,236,940	2,415,406	4,673	0	1,315,949	4,972,968

(1) Figures may not sum due to rounding.
(2) Exchange rate as of June 30, 2015 US$1.00 = Ps. 9,088, R$ 1.00 = Ps.2.93 and NIS 1.00 = Ps. 2.4072.93 and NIS 1.00 = Ps. 2.407
(3) Includes bank overdrafts.
(4) Incldes acrrued interest.

 Issuance of Notes

8.5% Series I Notes due 2017

Under our US$ 400.0 million Global Note Program, on February 2, 2007, we issued fixed-rate notes due in 2017 for an aggregate amount of up to US$ 150.0 million, which accrue interest at an annual interest rate of 8.5% payable semi-annually and which mature in a single installment on February 2, 2017.
We will be able to incur in new debts only if financial ratio “coverage of consolidated interest” is higher tan 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and considering other consolidated non-cash charges.

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
•
100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by the Company or by its restricted subsidiaries from (a) any contribution to the Company’s capital stock or the capital stock of its restricted subsidiaries or issuance and sale of the Company’s qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of the Company’s notes due 2017, or (b) issuance and sale subsequent to the issuance of the company’s notes due 2017 or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for qualified capital stock of the Company, (c) any kind of reduction in the Company’s indebtedness or the indebtedness of any of its restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from an unrestricted subsidiary.

11.5% Series II Notes due 2020

Under our US$ 400 million Global Note Program, on July 20, 2010, we issued fixed-rate notes due in 2020 for an aggregate amount of US$ 150.0 million, which accrue interest at an annual interest rate of 11.5% payable semi-annually and which mature in a single installment on July 20, 2020.

Series II notes are subject to the same covenants as described above for Series I notes due 2017.

Series V and VI Notes

On February 26, 2014, we issued Series V and VI Notes for a principal amount of Ps. 220.2 million under our US$ 300 million Program approved by the Shareholders’ Meeting.

Series V Notes were issued for a principal amount of Ps. 209.4 million, fall due 18 months after their issue date, and accrue interest at a variable rate (BADLAR private rate + 395 basis points). Interest is payable on a quarterly basis. The principal amount will be repayable in a single installment upon maturity, and falls due 18 months after their issue date. On August 26, 2015, the principal amount was fully repaid.

Series VI Notes were issued for a principal amount of Ps. 10.8 million, fall due 36 months after their issue date, and accrue interest at a variable rate (BADLAR private rate + 450 basis points). Interest is payable on a quarterly basis. The principal amount will be repayable in a single installment upon maturity, and falls due 36 months after their issue date.

Series I Notes (IRSA Commercial Properties)

On May 11, 2007, IRSA Commercial Properties issued Series I notes due 2017 for a principal amount of US$ 120 million, and accrue interest at a fixed rate of 7.875% per annum, payable on a quarterly basis. These notes mature on May 11, 2017.

Other Indebtedness

Hoteles Argentinos Loan

On December 26, 2013, Hoteles Argentinos S.A. (“HASA”), IRSA’s subsidiary, agreed upon a loan with Banco Hipotecario for an amount of Ps. 5.0 million, under the credit line for productive investment provided under Communication “A” 5449 of the Central Bank. The loan accrues interest at a fixed rate of 15.25%, with interest payable on a monthly basis, and matures 36 months after the disbursement date. There is a grace period of one year for the repayment of the principal amount, after which the principal is repayable in 24 monthly consecutive installments.

Llao Llao Loan

On December 23, 2013, Llao Llao Resorts S.A. (“Llao LLao”), IRSA’s subsidiary, agreed upon a loan with Banco Hipotecario for an amount of Ps. 4.0 million, under the credit line for productive investment provided under Communication “A” 5449 of the Central Bank. The loan accrues interest at a fixed rate of 15.25%, with interest payable on a monthly basis, and matures 36 months after the disbursement date. There is a grace period of one year for the repayment of the principal amount, after which the principal is repayable in 24 monthly consecutive installments.

Nuevas Fronteras Loan

On December 30, 2014, Nuevas Fronteras S.A. (“Nuevas Fronteras”), IRSA’s subsidiary, agreed upon a loan with Banco Hipotecario for Ps. 7.0 million, under the credit line for production investment described in Communication “A” 5600 issued by the Central Bank. The loan accrues interest at a fixed rate of 24.0% during the first twelve months and at a variable rate (corrected Badlar + 50 bps) during the remaining twenty-four months, payable monthly and it is due 36 months after the disbursement date. Principal is subject to one-year grace period and then it is payable in 24 consecutive monthly installments.

Arcos Syndicated Loan (IRSA Commercial Properties)

On November 16, 2012, IRSA Commercial Properties agreed upon a syndicated loan with local banks in the amount of Ps. 118 million, under the credit line for production investment described in Communication “A” 5319 issued by the Central Bank. The loan accrues interest at a fixed rate of 15.01%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to one-year grace period and then it is payable in nine consecutive quarterly installments.

Bank Loans Communication 5319(IRSA Commercial Properties)

On December 12, 2012 IRSA Commercial Properties agreed upon a loan with Banco de la Provincia de Buenos Aires for Ps. 29.0 million, under the credit facility for production investment described in Communication “A” 5319 issued by the Central Bank. The loan accrues interest at a fixed rate of 15.01%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to a 9-month grace period and then it will be repaid in 9 consecutive quarterly installments.

Neuquén Syndicated Loan (IRSA Commercial Properties)

On June 12, 2013, IRSA Commercial Properties executed a syndicated loan with local banks in the amount of Ps. 111 million, under the credit facility for production investment described in Communication “A” 5380 issued by the Central Bank. The loan accrues interest at a fixed rate of 15.25%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to a one-year grace period and then it will be repaid in 9 consecutive quarterly installments.

Capex Citibank 5449 – Other Loans (IRSA Commercial Properties)

On December 23, 2013, IRSA Commercial Properties agreed upon a loan with the Citibank N.A. local branch for an aggregate amount of Ps. 5.9 million, under the credit facility for production Investment described in Communication “A” 5449 issued by the Central Bank. The loan accrues interest at a fixed rate of 15.25%, payable quarterly and it is due 39 months after the disbursement date. Principal is subject to a one-year grace period and then it will be repaid in 9 consecutive quarterly installments.

Capex Citibank 5449 – Other Loans (IRSA Commercial Properties)

On December 30, 2014, IRSA Commercial Properties agreed upon a loan with the Citibank N.A. local branch for an aggregate amount of Ps. 10.3 million, under the credit facility for production Investment described in Communication “A” 5620 issued by the Central Bank. The loan accrues interest at a fixed rate of 26.50%, payable quarterly and it is due 36 months after the disbursement date. Principal is subject to a one-year grace period and then it will be repaid in 9 consecutive quarterly installments.

Nuevo Puerto Santa Fe Loan (IRSA Commercial Properties)

On December 26, 2013, NPSF, IRSA Commercial Properties’ subsidiary, executed a loan agreement with Banco Hipotecario for an aggregate amount of Ps. 10.0 million, under the credit facility for production investment described in Communication “A” 5449 issued by the Central Bank. The loan accrues interest at a fixed rate of 15.25%, payable monthly and it is due 36 months after the disbursement date. Principal is subject to a one-year grace period and then it will be repaid in 24 consecutive monthly installments.

Soleil Debt (IRSA Commercial Properties)

On December 28, 2007, as a result of the purchase of Soleil plot of land, an agreement was executed with INCSA for the purpose of financing a balance price in the amount of US$ 12.6 million. Such loan accrues interest at a fixed rate of 5%, payable on annual basis. Principal shall be repaid when due on June 30, 2017.
This financing agreement was prepaid in whole on August 22, 2014.

Bank Overdrafts

In the ordinary course of our business, we enter into overdraft facilities, which are generally short-term loans under which we can draw down loaned funds for up to certain credit limits. As of June 30, 2015 we have Ps. 685.6 million in overdrafts with local banks, over Ps. 695.6 million of bank loans.

Issuance of Series I Notes

On September 18, 2015 we issued Series I Notes under our Global Note Program in an aggregate principal amount of Ps.407,260,000. Series I Notes have a maturity of 18 months from its issue date, and will bear a mixed interest rate of 26,5% per year during the first three months, and Private Badlar Rate (Tasa Badlar Privada) plus 400 bps per year during the remaining period, playable on a quarterly basis. For more information please see “Recent Developments”.

Agreements not included in the Balance Sheet

We currently have no agreement that is not included in the balance sheet or significant transactions with non-consolidated entities that are not reflected in our consolidated Financial Statements. All of our interests and/or relationships with our subsidiaries or controlled entities on a joint basis are recorded in our consolidated Financial Statements.

B.	Research and Development, Patents and Licenses, etc.

We have several trademarks registered with the Instituto Nacional de la Propiedad Industrial, the Argentine institute for industrial property. We do not own any patents nor benefit from licenses from third parties.

C.	Trend Information

Development and Perspectives of Shopping Centers in Argentina

International Outlook

As reported by the International Monetary Fund (“IMF”) in its “World Economic Outlook” (“WEO”), global activity increased by 3.4% in 2014, and world growth is expected to reach 3.5% in 2015 and 3.8% in 2016. From 2015 to 2016, developed economies are expected to grow at values a bit in excess of 2%, driven by the growth in the United States of 3.1%, and in the Euro area, of 1.5%.

Emerging and developing economies have recorded growth rates similar to those seen last year, and they are expected to grow 4.3% and 4.7% by the end of 2015 and 2016. The recovery of developed economies should have a positive impact on trade, although it could be lessened by lower commodity prices.

During 2013 and 2014, the financial markets generally continued their pickup after their lower performance of 2011. The MSCI World index showed strong recovery during 2013, and a less strong recovery during 2014. On the other hand, the MSCI Emerging Markets index follows a negative trend since 2013. The continued currency stimulation programs in the world, led mainly by the FED, have brought most of the upsurge in the developed markets.

Argentine economy

Argentine growth forecasts were revised down again as compared to those of last year. The IMF reduced its projection for 2014 to 0.5% and projected a slight contraction for 2015 of 0.3%. This correction was mainly due to the deteriorated external financing conditions.

Consumption remained as the main driver of economic activity, as shopping center and supermarket sales grew at rates of 33.3% and 26.1%, respectively, comparing May 2015 and the same last year period.

According to INDEC the unemployment rate was at 6.9% of the economically active population, showing a slight increase of 0.3% on a year-on-year basis in December. In turn, nominal salaries increased 31.5% during the same period.

Compared to the same period of the previous year, industrial activity decreased by 1.3% during the first half of 2015 (removing the seasonal component). Car production fell 11.8% on year-on-year basis in July 2015, the same as car exports, which fell 21.1%.

Regarding the balance of payments, in the first quarter of 2015 the current account deficit reached US$ 3,710 million, with US$ 452 million allocated to the goods and services trade balance, and US$ 3,231 million to the income account, which represents 72% of the foreign direct investment return.

During the second quarter of 2015, the financial account showed a surplus of US$ 5,379 million resulting from net income from the non-financial public sector and the BCRA for US$ 3,317 million, from the non-financial private sector for US$ 1,196 million, and from the financial sector for US$ 866 million.

The stock of international Reserves at the beginning of August 2015 stood at US$ 33,915 million, accounting for an increase of 17.4%, compared to last year,  and after the payment of the sovereign bond, BODEN 15, on October 3, 2015, the stock of foreign currency reserves was US$ 27.7 billion.

Total gross external debt at the closing of March 2015 was estimated at US$ 145,931 million, an increase of US$ 1,840 million compared to the previous quarter.

The non-financial public sector and Central Bank debt for the quarter was estimated at US$ 78,154 million, an increase of 243 million from the previous quarter. The Central Bank’s liabilities increased by US$ 2,320 million mainly explained by disbursements and new tranche capitalization of the swap with the Popular Republic of China. The government security and bond outstanding balance diminished by US$ 1,702 million, mainly due to depreciation of the Euro with respect to the U.S. Dollar and to a lesser extent due to secondary market transactions.

The non-financial private debt for the quarter was estimated at US$ 64,931 million, increasing by US$ 1,390 million compared to the previous quarter.

The financial sector debt excluding the Central Bank was estimated at US$ 2,846 million, showing an increase for the quarter of US$ 207 million.

In connection with the fiscal sector, revenues recorded a year-on-year increase of 33.9% as of May 2015, whereas primary expenditure grew by 34.3%, slightly over the increase in revenues, and was mostly oriented to items related to the sustainment of domestic demand.

In local financial markets, the Private Badlar rate in Pesos ranged from 19% to 23% in the period from July 2014 to June 2015, averaging 20.47% in June 2015 against 22.03% in June 2014. The Central Bank continued with its controlled floating exchange rate policy: the Peso sustained a 11.7% nominal depreciation in the period from July 2014 to June 2015.

In the fiscal year herein analyzed, Argentina’s country risk, measured as per the Emerging Market Bond Index, decreased by 93 basis points, maintaining a high spread vis-à-vis the rest of the countries in the region. The debt premium paid by Argentina was at 631 basis points in June 2015, compared to the 304 paid by Brazil and the 194 paid by Mexico.

Our Segments

Private consumption continues to be the driver of economic activity. The Consumer Confidence Index (CCI), that measures the purchasing expectations, prepared by the Center for Research in Finances (Centro de Investigación en Finanzas) of the School of Business of Universidad Torcuato Di Tella increased by 30.9% in June 2015 compared to the same month in 2014. The metric stood at the highest level since January 2012, and only 10% below the highest historical record in January 2007. The evolution of the Shopping Centers segment shows evidence thereof. Based on the information released by the Argentine Institute of Censuses and Statistics (“INDEC”), in June 2015 the sales at current prices –without removal of the seasonality component- reached a total amount of Ps. 3,669 million, which represented a 26.5% increase compared to the same month in 2014.

In relation to the office market, according to Colliers International, the A+ and A office inventory in the City of Buenos Aires remained stable during the second quarter of 2015 at 1,646,885 sqm. With regard to the vacancy rate, there was a slight decrease from 8.1% in the first quarter of the year to 7.4% during the second quarter. The A+ buildings show a vacancy rate of 6.5% (6.9% in the previous period) and class A properties showed a vacancy rate of 7.9%, 1.1pp lower than the 9% recorded in the first quarter of 2015.

In terms of available footage, the second quarter of 2015 ended with 120,248 sqm offered for rental, 78% of which is represented by the sub-markets Macrocentro Sur, Zona Norte GBA and Puerto Madero. Net absorption recorded in the second quarter of the year was 12,838 sqm. This value is mainly explained by the performance of class A properties, while during the quarter an aggregate footage of 10,128 sqm has been absorbed. If the geographic distribution of this absorption is analyzed, it can be seen that the sub-market Zona Norte GBA accounts for 69% of this total area. Such area is followed –far behind- by the sub-markets Microcentro and Puerto Madero (accounting for 20 and 18%, respectively). Conversely, in Plaza Roma a negative absorption of 1,105 sqm was recorded, mainly explained by the vacancy of 6 floors in Torre Bouchard. In turn, the sub-markets Macrocentro, Macrocentro Sur and Plaza San Martin did no record changes in absorption, i.e. no new spaces have been occupied or have become vacant in the properties comprising such stock.

Average rental price recorded an increase in the second quarter from US$ 23.8 per square meter to US$ 24.7 per square meter. Upon performing an analysis by building category, it is shown that the average rental price of those in the A+ segment is US$ 26.3 per square meter (US$ 25.5 per square meter in the previous period), while the average price of those in class A is US$ 23.6 per square meter (US$ 22.7 per square meter in the previous quarter). In turn, the sub-market Macrocentro Norte is currently the market with the best prices in the market. The average value of the properties in such area amounts to US$ 31.2 per square meter (vacancy rate 2.8%).

Late in 2015, four new office buildings are expected to be included in the office inventory with a total footage of 44,000 sqm. Two of them will be located in the Plaza San Martín sub-market and the remaining ones will be located in Zona Norte C.A.B.A. and Macrocentro Sur. It should be noted that 38% of this new area will be subject to the LEED sustainability standards.

D.	Off-Balance Sheet Arrangements

As of June 30, 2015, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2015:

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

Payments due by period
(in thousands of Pesos)

As of June 30, 2015	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total (1)
Trade and other payables	447,353	10,737	2,799	326	-	461,215
Borrowings (excluding finance lease liabilities)	876,481	2,822,013	147,382	142,965	1,553,119	5,541,960
Finance leases	1,515	616	608	-	-	2,739
Derivative financial instruments	237,585	265,056	-	-	-	502,641
Total year	1,562,934	3,098,422	150,789	143,291	1,553,119	6,508,555

(1)	Includes accrued and prospective interest, if applicable.

G. Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward Looking Statements” in the introduction of this annual report for the forward looking safe harbor provisions.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Composition of the Board of Directors

We are managed by a Board of Directors. Our by-laws provide that our Board of Directors will consist of a minimum of eight and a maximum of fourteen regular directors and a like or lesser number of alternate directors. Our directors are elected for three-year terms by a majority vote of our shareholders at a general ordinary shareholders’ meeting and may be reelected indefinitely.

Currently our Board of directors is composed of fourteen regular directors and two alternate directors. Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a regular director or until a new director is designated.

The table below shows information about our regular directors and alternate directors:

Name	Date of Birth	Position in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2015	2018	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2015	2018	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2013	2016	2001
Fernando A. Elsztain	01/04/1961	Regular Director	2014	2017	1999
Carlos Ricardo Esteves	05/25/1949	Regular Director	2014	2017	2005
Cedric D. Bridger	11/09/1935	Regular Director	2015	2018	2003
Marcos Fischman	04/09/1960	Regular Director	2015	2018	2003
Fernando Rubín	06/20/1966	Regular Director	2013	2016	2004
Gary S. Gladstein	07/07/1944	Regular Director	2013	2016	2004
Mario Blejer	06/11/1948	Regular Director	2014	2017	2005
Mauricio Wior	10/23/1956	Regular Director	2015	2018	2006
Gabriel A. G. Reznik	11/18/1958	Regular Director	2014	2017	2008
Ricardo H. Liberman	12/18/1959	Regular Director	2014	2017	2008
Daniel Ricardo Elsztain	12/22/1972	Regular Director	2014	2017	2007
Gastón Armando Lernoud	06/04/1968	Alternate Director	2014	2017	2014
Enrique Antonini	03/16/1950	Alternate Director	2013	2016	2007

Ricardo Esteves, Cedric Bridger, Mario Blejer, Ricardo H. Liberman and Enrique Antonini are independent directors, pursuant to CNV Rules.

The following is a brief biographical description of each member of our Board of Directors:

Eduardo Sergio Elsztain. Mr. Elsztain studied Economic Sciences at Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the Chairman of the Board of Directors of IRSA Commercial Properties, Consultores Assets Management S.A., Dolphin Netherlands, Arcos del Gourmet S.A., CRESUD, BACS, BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Tarshop, E-Commerce Latina S.A., and Banco Hipotecario, among others. He is also Director of IDBD. He is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from Universidad de Buenos Aires. He is a member of the International Bar Association and the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Abogados. Mr. Zang is Chairman of Puerto Retiro S.A., vice-chairman of IRSA Commercial Properties, Fibesa S.A. and CRESUD, among others. He is also director of Banco Hipotecario, Nuevas Fronteras S.A., BrasilAgro Companhia Brasileira de Propiedades Agrícolas, BACS, Tarshop, and Palermo Invest S.A., among others.

Alejandro Gustavo Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from Universidad de Buenos Aires. Currently he is Chairman of Fibesa S.A. and Cactus Argentina S.A., second vice-chairman of CRESUD, and Executive Vice-chairman of IRSA Commercial Properties. He is also Vice-chairman of Nuevas Fronteras S.A. and Hoteles Argentinos S.A. He is also Director of BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Emprendimientos Recoleta S.A., among others. Mr. Alejandro Gustavo Elsztain is the brother of our chairman, Eduardo Sergio Elsztain and Daniel Ricardo Elsztain, and a cousin of Fernando Adrián Elsztain.

Fernando Adrián Elsztain. Mr. Elsztain studied architecture at Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the board of directors of Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Hoteles Argentinos S.A. and an alternate director of Banco Hipotecario and Puerto Retiro S.A. Mr. Fernando Adrián Elsztain is cousin of our Chairman, Eduardo Sergio Elsztain, and our directors Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain’s cousin.

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

Fernando Rubín. Mr. Rubin has a degree in psychology from Universidad de Buenos Aires and attended a post-graduate course in Human Resources and Organizational Analysis at E.P.S.O. Since July 2001, he has been the manager of organizational development at Banco Hipotecario. He served as corporate manager of human resources for the Company, director of human resources for LVMH (Moet Hennessy Louis Vuitton) in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division for the international consulting firm Roland Berger & Partner-International Management Consultants. He currently serves as CEO of Banco Hipotecario.

Gary S. Gladstein. Mr. Gladstein has a degree in economics from the University of Connecticut and a master’s degree in business administration from Columbia University. He was operations manager in Soros Fund Management LLC and is currently a senior consultant of Soros Fund Management LLC.

Mario Blejer. Mr. Blejer obtained a Ph.D. in economy from the University of Chicago. He has been Senior Counselor to the IMF in the European and Asian departments from 1980 to 2001. He was also vice-chairman and chairman of the Central Bank from 2001 to 2002. He also served as director of the Center for Studies of Central Banks of the Bank of England from 2003 to 2008 and as counselor of the Governor of the Bank of England during that same period. At present. Mr. Blejer is director of Banco Hipotecario, among other companies. He was also External Counselor to the Currency Policy Council of the Central Bank of Mauritius and is Postgraduate professor at Torcuato Di Tella University.

Mauricio Wior. Mr. Wior obtained a master’s degree in finance, as well as a bachelors’ degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a director of Ertach S.A. and Banco Hipotecario. He has held positions at Bellsouth where he was Vice President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of Asociación Latinoamericana de Celulares (ALCACEL); the U.S. Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was a director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas and Tzedaka.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from Universidad de Buenos Aires. He worked for the Company from 1992 until May 2005, when he resigned. He had previously worked for an independent construction company in Argentina. He is director of ERSA, and Puerto Retiro S.A., as well as member of the board of directors of Banco Hipotecario, among others.

Ricardo Liberman. Mr. Liberman graduated as a Public Accountant from Universidad de Buenos Aires. He is also an independent consultant in audit and tax matters.

Daniel Ricardo Elsztain. Mr. Elsztain graduated with a major in Economic Sciences from the Torcuato Di Tella University and has a Master in Business Administration. He serves as Director in Condor. He has been our operating manager since 1998. Mr. Elsztain is brother of  Mr. Eduardo Sergio Elsztain, and Mr. Alejandro Gustavo Elsztain and cousin of Fernando Adrián Elsztain.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree in Universidad El Salvador in 1992. He obtained a Master in Corporate Law in Universidad de Palermo in 1996. He has been senior associate in Zang, Bergel & Viñes Abogados until June 2002, when he joined CRESUD as legal counsel.

Enrique Antonin. Mr. Antonini holds a degree in law from the School of Law of Universidad de Buenos Aires. He has been director of Banco Mariva S.A. since 1992 until today, and of Mariva Bursátil S.A. since 1997 until today. He is a member of the Argentine Banking Lawyers Committee and the International Bar Association. He is Alternate Director of CRESUD.

Employment Contracts with our Directors

We do not have written contracts with our directors. However, Messrs. Eduardo Sergio Elsztain, Saúl Zang, Alejandro Gustavo Elsztain, Daniel Ricardo Elsztain, Fernando Elsztain, Fernando Rubín and Marcos Moisés Fishman are employed by our Company under the Labor Contract Law N° 20,744. In addition, our alternate director Gastón Armando Lernoud rendered services under the corporate services agreement. Law N° 20,744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an Executive Committee consisting of five regular directors and one alternate director, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo Sergio Elsztain, Saúl Zang, Alejandro Elsztain, Daniel Ricardo Elsztain and Fernando Elsztain, as regular members. The Executive Committee meets as needed by our business, or at the request of one or more of its members.
The executive committee is responsible for the management of the daily business pursuant to the authority delegated by the Board of Directors in accordance with applicable laws and our by-laws. Pursuant to Section 269 of the Argentine Corporations Law, the Executive Committee is only responsible for the management of the day-to-day business. Our by-laws authorize the executive committee to:

•	designate the managers of our Company and establish the duties and compensation of such managers;

•	grant and revoke powers of attorney on behalf of our Company;

•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

•	enter into contracts related to our business;

•	manage our assets;

•	enter into loan agreements for our business and set up liens to secure our obligations; and

•	perform any other acts necessary to manage our day-to-day business.

Senior Management

The following table shows information about our current senior management:

Name	Date of birth	Position	Current position held since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Daniel R. Elsztain	12/22/1972	Chief Operating Officer	2012
Javier E. Nahmod	11/10/1977	Chief Real Estate Officer	2014
David A. Perednik	11/15/1957	Chief Administrative Officer	2002
Matías I. Gaivironsky	02/23/1976	Chief Financial Officer	2011

The following is a description of each of our senior managers who are not directors:

David A. Perednik. Mr. Perednik obtained a degree in accounting from Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as chief financial officer from 1986 to 1997. He also worked as a senior consultant in the Administration and Systems Department of Deloitte & Touche from 1983 to 1986. He also serves as chief administrative officer of CRESUD and IRSA Commercial Properties.

Matías Iván Gaivironsky. Mr. Matías Gaivironsky obtained a degree in business administration at Universidad de Buenos Aires. He has a Master in Finance from Universidad del CEMA. Since 1997 he has served in various positions at CRESUD, IRSA Commercial Properties and the Company, and he has served as Chief Financial Officer since December 2011. In 2008 he served as Chief Financial Officer in Tarshop S.A. and was later appointed Manager of the Capital Markets and Investor Relations Division of CRESUD, IRSA Commercial Properties and the Company.

 Javier E. Nahmod. Mr. Nahmod has served in various positions in IRSA Commercial Properties, Fibesa Sociedad Anónima and the Company. He owns a career of more than 15 years in the Company, having started in comercialization area, serving in different positions. He also served as Center Management of Abasto Shopping, Manager of Real State and Regional Manager of Shopping Centers. Since November 2014 he serves as Real State Manager in the Company.

Supervisory Committee

Our Supervisory Committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs and verifying compliance with our by-laws and resolutions adopted at the shareholders’ meetings. The members of the Supervisory Committee are appointed at our annual general ordinary shareholders’ meeting for a one-year term; the mandate lasts the duration of the period for which they are designated. The Supervisory Committee is composed of three regular members and three alternate members and pursuant to Section 294 of the Argentine Corporations Law N° 19,550, as amended, must meet at least every three months.

The following table shows information about the members of our Supervisory Committee, who were elected at the annual ordinary shareholders’ meeting, held on October 30, 2015:

Name	Date of Birth	Position	Expiration Date	Current position held since
José D. Abelovich	07/20/1956	Regular Member	2016	1992
Marcelo H. Fuxman	11/30/1955	Regular Member	2016	1992
Noemí I. Cohn	05/20/1959	Regular Member	2016	2010
Sergio L. Kolaczyk	11/28/1964	Alternate Member	2016	2003
Roberto D. Murmis	04/07/1959	Alternate Member	2016	2005
Alicia G. Rigueira	12/02/1951	Alternate Member	2016	2006

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of CRESUD, IRSA Commercial Properties, Hoteles Argentinos S.A., Inversora Bolívar and Banco Hipotecario.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the supervisory committee of CRESUD, IRSA Commercial Properties, Inversora Bolívar and Banco Hipotecario S.A.

Noemí I. Cohn. Mrs. Cohn obtained a degree in accounting from Universidad de Buenos Aires. She is a partner of Abelovich, Polano y Asociados S.R.L. / Nexia International, an accounting firm in Argentina, and she works in the Audit sector. Mrs. Cohn worked in the audit area of Harteneck, López and Company, Coopers & Lybrand in Argentina and in Los Angeles, California. Mrs. Cohn is a member of the Supervisory Committees of CRESUD and IRSA Commercial Properties, among others.

Sergio L. Kolaczyk .Mr. Kolaczyk obtained a degree in accounting from Universidad de Buenos Aires. He is a professional from Abelovich, Polano & Asociados S.R.L./Nexia International. Mr. Kolaczyk is also alternate member of the Supervisory Committee of CRESUD and the Company, among other companies.

Roberto D. Murmis. Mr. Murmis holds a degree in accounting from Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International. Mr. Murmis worked as an advisor to Secretaría de Ingresos Públicos del Ministerio de Economía of Argentina. Furthermore, he is a member of the supervisory committee of CRESUD, IRSA Commercial Properties, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Alicia G. Rigueira. Mrs. Rigueira holds a degree in accounting from Universidad de Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados SRL, a law firm member of Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions at Harteneck, Lopez y Cía., affiliated with Coopers & Lybrand. Mrs. Rigueira was professor at the School of Economic Sciences at Universidad de Lomas de Zamora.

Internal Control

Management uses the Integrated Framework-Internal Control issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Report”) to assess the effectiveness of internal control over financial reporting.

The COSO Report sets forth that internal control is a process performed by the Board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

•	Effectiveness and efficiency of operations

•	Reliability of financial reporting, and

•	Compliance with applicable laws and regulations

Based on the above, the company’s internal control system involves all the levels actively involved in exercising control:

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

•	the rest of the personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

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

Our shareholders meeting held on October 30, 2015, approved compensations to our Directors for an aggregate amount of Ps. 18.6 million, for the fiscal year ended June 30, 2015.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our overall results. The total and aggregate compensation paid to our Senior Management and Directors for the fiscal year ended June 30, 2015 was Ps. 6.1 million.

 Supervisory Committee

The shareholders meeting held on October 30, 2015, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

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

Mid and Long Term Incentive Program

Our Shareholders’ Meetings held on October 31, 2011, October 31, 2012, October 31, 2013 and November 14, 2014 ratified the resolutions approved thereat as regards the incentive plan for the our executive officers, up to 1% of its shareholders’ equity by allocating the same number of own treasury stock (the “Plan”), and delegated on the Board of Directors the broadest powers to fix the price, term, form, modality, opportunity and other conditions to implement such plan.

We developed a mid and long-term incentive and retention stock program for its management team and key employees and its controlled companies (including IRSA Commercial Properties) provided that have been invited to participate of the program under which contributions in our shares are made by the Company. The amount of shares contributed for each participant employee is determined on the basis of their annual bonus for years 2011, 2012, 2013 and 2014. We will use treasury shares to make the contributions under this program.

The beneficiaries under the Plan are invited to participate by the Board of Directors and their decision to access the Plan is voluntary.

In the future, the Participants or their successors in interest will have access to 100% of the benefit (Cresud’s shares contributed by the Company) in the following cases:

•	if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution

•	retirement

•	total or permanent disability

•	death

While participants are part of the program and until the conditions mentioned above are met to receive the shares corresponding to the contributions based on the 2011 to 2013 bonus, participants will receive the economic rights corresponding to the shares assigned to them.

Regarding fiscal year 2014, the program sets forth an extraordinary reward consisting of freely available stock payable in a single opportunity on a date to be determined by the Company. The date was fixed for June 26, 2015 for payroll employees of IRSA, IRSA Commercial Properties, PAMSA, ERSA, ARCOS and FIBESA who received IRSA’s shares.

In addition, the Company has decided to grant a bonus to all the personnel with more than two years of seniority, at the date of June 30, 2014, and who do not participate in the program described above, which bonus consists of a number of shares equivalent to their compensation for June 2014.
The shares allocated to the Plan by the Company are shares purchased in 2009, which the Shareholders’ Meeting held on October 2011 has specifically decided to allocate to the program.

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

Capital Markets Law N° 26,831 and the Rules of the CNV requires that public companies in Argentina as us must have an Audit Committee comprise of three members of the board of directors, the majority of which must be independent. Notwithstanding, our Audit Committee is comprised by three independent directors in compliance with the requirements lead down by the SEC.

Currently, we have a fully independent Audit Committee composed of Messrs. Cedric Bridger, Ricardo Liberman and Mario Blejer.

 Compensation of Audit Committee

The members of our Audit Committee do not receive compensation in addition to that received for their service as members of our board of directors.

D. Employees

As of June 30, 2015, we had 1,711 employees. Our Development and Sale of Properties and Other Non-Shopping Center Businesses segment had 34 employees, 6 of whom were represented by the Commerce Union (Sindicato de Empleados de Comercio, or SEC) and 10 were represented by the Horizontal Property Union (SUTERH). Our Shopping Centers segment had 973 employees, including 472 under collective labor agreements. Our Hotels segment had 704 employees, with 494 represented by the Tourism, Hotel and Gastronomic Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, or UTHGRA).

The following table shows the number of employees in the different activities of the Company as of the dates stated below:

Year	Development and sale of properties and Office and other non-shopping center retail properties (1)	Shopping Centers	Hotels(2)	Total
As of June 30, 2013	91	787	662	1,540
As of June 30, 2014	89	872	647	1,608
As of June 30, 2015(3)	34	973	704	1,711

(1)	Includes IRSA, Consorcio Libertador S.A. and Consorcio Maipú 1300 S.A.
(2)	Includes Hotel Intercontinental, Sheraton Libertador and Llao Llao.
(3)	Duing April and May 2015, the employees who were assigned to us, and used to be in charge of the building’s operations and the real estate business, were transferred to IRSA Commercial Properties.

E. Share Ownership

The following table sets forth the amount and percentage of our common shares beneficially owned by our directors, senior managers and members of the supervisory committee as of June 30, 2015.

Name	Position	Number of Shares	Percentage
Directors
Eduardo Sergio Elsztain (1)	Chairman	372,113,311	64.3%
Saúl Zang	Vice-Chairman I	8	0.0%
Alejandro Gustavo Elsztain	Vice- Chairman II	622,400	0.1%
Fernando Adrián Elsztain	Regular Director	-	-
Carlos Ricardo Esteves	Regular Director	-	-
Cedric D. Bridger	Regular Director	-	-
Marcos Fischman	Regular Director	-	-
Fernando Rubín	Regular Director	64,226	0.0%
Gary S. Gladstein	Regular Director	210,030	0.0%
Mario Blejer	Regular Director	-	0.0%
Mauricio Wior	Regular Director	-	-
Gabriel Adolfo Gregorio Reznik	Regular Director	-	-
Ricardo Liberman	Regular Director	-	-
Daniel Ricardo Elsztain	Regular Director	146,320	0.0%
Gaston Armando Lernoud	Alternate Director	12,282	0.0%
Enrique Antonini	Alternate Director	-	-
Senior Management
Matias Gaivironsky	Chief Financial Officer	46,150	0.0%
Javier Ezequiel Nahmod	Chief Real Estate Officer	26,494	0.0%
David Alberto Perednik	Chief Administrative Officer	11,742	0.0%
Supervisory Committee
José Daniel Abelovich	Member	-	-
Marcelo Héctor Fuxman	Member	-	-
Noemí Ivonne Cohn	Member	-	-
Sergio Leonardo Kolaczyk	Alternate member	-	-
Roberto Daniel Murmis	Alternate member	-	-
Alicia Graciela Rigueira	Alternate member	-	-

(1)	Includes (i) 372,112,411 common shares beneficially owned by Cresud, and (ii) 900 common shares owned directly by Mr. Eduardo S. Elsztain.

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

	Share Ownership as of June 30, 2015
Shareholder	Number of Shares	Percentage (3)
Cresud (1) (2)	372,113,311	64.3%
Directors and officers (excluding Eduardo Elsztain)	1,139,652	0.2%
ANSES	25,914,834	4.5%
Total	399,167,797	69.0%

(1)
Eduardo S. Elsztain is the beneficial owner of 187,772,805, which includes (i) 187,552,100 common shares beneficially owned by IFISA (ii) 880 common shares beneficially owned by Consultores Venture Capital, (iii) 219,825 beneficially owned by Eduardo Sergio Elsztain, representing 37.4% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 64.3% of our common shares by virtue of his investment in Cresud.

(2)
Includes (i) 372,112,411 common shares beneficially owned by Cresud, and (ii) 900 common shares owned directly by Mr. Eduardo S. Elsztain. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding common shares may be as high as 372,113,311 common shares, representing 64.3% of our outstanding common shares.

(3)	As of June 30, 2015, the number of outstanding common shares was 578,676,460.

Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares began trading in the MERVAL on December 12, 1960, under the trading symbol “CRES” and on March 1997 its GDSs began trading in the Nasdaq under the trading symbol “CRESY.”

Changes in Share Ownership
Shareholder	June 30,2015 (%)	June 30,2014 (%)	June 30, 2013 (%)	June 30, 2012 (%)	June 30, 2011 (%)
Cresud (1)	64.3	65.5	65.5	64.2	57.7
Inversiones Financieras del Sur S.A. (2)	-	0.5	0.6	1.7	-
D.E. Shaw & Co. Inc.	-	-	-	-	7.7
Directors and officers (3)	0.3	0.3	0.5	0.8	1.4
ANSES	4.5	4.5	4.5	4.5	4.5
Total	69.1	70.8	71.1	71.2	71.3

(1)
Eduardo S. Elsztain is the beneficial owner of 187,772,805 common shares of Cresud, representing 37.4% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 64.3% of our common shares by virtue of his investment in Cresud.

(2)
Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Limited., which owns 100% of IFISA

(3)	Includes only direct ownership of our directors and senior management.
(4)	As of June 30, 2015, the number of outstanding common shares was 578,676,460.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

We are not aware of any arrangements that may, when in force, result in a change in control.

 Securities held in the host country

As of June 30, 2015, our total issued capital stock outstanding consisted of 578,676,460 common shares. As of June 30, 2015, there were approximately 35,682,237 Global Depositary Shares (representing 356,822,367 of our common shares, or 61.7% of all or our outstanding common shares) held in the United States by approximately 68 registered holders.

B. Related Party Transactions

Credit line with Cyrsa

On August 27 2012, Cyrsa granted us and Cyrela, individual credit lines for a maximum amount of Ps. 190 million, each, maturing in February 2017. Daily interest accrued on each disbursed amount was based on the Badlar Privada interest Rate.

Donations to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. OI October 1997, IRSA Commercial Properties granted Fundación IRSA the right to use 3,800 square meters of constructed area in the Abasto Shopping Center free of charge for a 30-year period.

Fundación Museo de los Niños is a charitable non-profit organization established by the same founders of Fundación IRSA and run by the same members of the administration committee as Fundación IRSA. Fundación Museo de los Niños acts as special vehicle for the development of Museo de los Niños, Abasto and Museo de los Niños, Rosario. In November 2005, IRSA Commercial Properties granted Fundación Museo de los Niños the right to use approximately 2,670 square meters of constructed area in the Shopping Rosario free of charge for a 30-year period.

Fundación IRSA has used the available area of 3,732 to house a museum called “Museo de los Niños, Abasto,” an interactive learning center for children and adults, which opened to the public in April 1999. On September 27, 1999, Fundación IRSA assigned and transferred at no cost, the entirety of Museo de los Niños, as well as Abasto’s rights and obligations to Fundación Museo de los Niños.
In October 1999, IRSA Commercial Properties approved the assignment of Museo de los Niños, Abasto’s agreement to Fundación Museo de los Niños. In addition, on December 12, 2005, an agreement granting the right to use of the space designated for Museo de los Niños, Rosario, at no cost, was signed.

During the fiscal years ended June 30, 2013, 2014 and 2015, we made donations to Fundación IRSA and Fundación Museo de los Niños for a total amount of Ps. 1.4 million, Ps. 3.2million and Ps. 1.7 million, respectively.

Lease of our Chairman’s offices

Our headquarters are located at Bolívar 108, 1 floor, City of Buenos Aires. We have leased this property from Isaac Elsztain e Hijos S.C.A., a company controlled by certain relatives of Eduardo S. Elsztain, our chairman, and also from Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our Directors, and certain of his relatives.

A lease agreement was executed among us, IRSA, Cresud and Isaac Elsztain e Hijos S.C.A., in March 2004, which is due in March 2017 and has a monthly rent of US$5 thousands, which is distributed and shared equally among the three companies..

In April 1, 2014, we, Cresud, IRSA Commercial Properties and Hamonet S.A. entered into a lease agreement for the lease of the executive offices located in 108 Bolívar St., 3rd and 4th floors, City of Buenos Aires. This lease has a term of 36 months and rent of US$ 5.001 per month, which is distributed and shared equally among the three companies.

Lease Agreements

Our administrative headquarters are located at Intercontinental Plaza Building, located at 877 Moreno St. in the Autonomous City of Buenos Aires, which belongs to IRSA Commercial Properties since December 2014. For more information about the acquisition of the Intercontinental Plaza Building, see Item 4.A. History and Development of the Company. We lease part of the 24  floor of the Intercontinental Plaza Building, on a lease that extends up to December, 2017. The monthly rent is US$7.7 thousands plus maintenance fees and the applicable taxes and charges in proportion to the leased space. Additionally, Cresud leases part of the second, 22 and 24 floors. This lease extends up to June, 2016, January 2017 and August, 2017. The monthly rent is US$26.4 thousands plus maintenance fees and the applicable taxes and charges in proportion to the leased space.

In addition we lease from IRSA Commercial Properties a space in the Abasto shopping center. The agreements are valid until November, 2015 and September, 2016. The monthly rent is US$19.0 thousands, plus a fixed amount for common expenses.

Tarshop, leases from IRSA Commercial Properties three floors and certain parking lot spaces of our building located at 652 Suipacha St. The term of this lease extends up to 2017. The monthly rent is US$52.1 thousands plus maintenance fees and the applicable taxes and charges in proportion to the leased space.

Llao Llao Resorts S.A. rents from us a floor on our Maipú 1300 building. This lease shall last until August, 2015 and has a monthly rent of US$ 1,950 plus any common expenses, taxes and fees, the parties are currently negotiating its extension.

Fibesa S.A. leases from IRSA Commercial Properties part of a floor in the Intercontinental Plaza Building, located in 877 Moreno St., of the Autonomous City of Buenos Aires, for a monthly rent of US$11.6 thousands plus maintenance fees, in proportion to the lease space. This agreement extends up to October, 2017.

BACS, leases from IRSA Commercial Properties a floor in the República Building, located in 1 Tucuman St., of the Autonomous City of Buenos Aires, for a monthly average rent of US$20.9 thousands plus maintenance fees, in proportion to the lease space. This agreement extends up to October, 2017.

BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Visa S.A., lease from IRSA Commercial Properties a floor in the República Building, located in 1 Tucuman St., of the Autonomous City of Buenos Aires, for a monthly rent of US$ 26.5 thousands plus maintenance fees, in proportion to the lease space. This agreement extends up to September, 2016.

Master agreement for U.S. Dollar-denominated forward transactions with Banco Hipotecario.

We entered into a master agreement for the performance of dollar-denominated forward transactions with Banco Hipotecario. This master agreement provides that the parties may carry out this type of transactions by fixing a certain forward price (the “Agreed Price”). Such transactions are settled in cash by paying the difference between the Agreed Price and the quoted price of the U.S. Dollar on the settlement date. As of June 30, 2015 we have not derivative financial instruments from Banco Hipotecario.

Loan agreements with Banco Hipotecario.

As of June 30, 2015 we have received loans from Banco Hipotecario for a total amount of approximately Ps. 29.3 million, which include credit facility for production investment (not includes bank overdrafts), with an average interest rate of 17.3%, for more information, please see “Liquidity and Capital Resources Exchange Rates and Exchange Controls - Indebtedness”. We believe that each of these loans was made by Banco Hipotecario in the ordinary course of its consumer credit business, is of a type generally made available by Banco Hipotecario to the public and was made on market terms.

Credit line granted to IRSA

In November 2012, IRSA Commercial Properties and us entered into an agreement by which IRSA Commercial Properties granted a credit line for up to US$ 14.5 million for a period of one year at a rate of 5.5% to us. In November 2013, the credit line was renewed and in April 2014, was extended for up to a total amount of US$ 20 million.

On June 25, 2014, we have extended the credit line, for up to US$ 60 million, due June 2015, at the rate of Libor 1 year + 3.0%. Additionally, the parties involved in the agreement were modified, including IRSA Commercial Properties and any of its subsidiaries as lenders and Tyrus and us as borrowers. As of the date of this annual report the total amount granted from us to IRSA amounts to US$49.5 million.

Consequently, as of June 30, 2014, disbursements were made from ERSA to Tyrus of US$ 2.6 million, from us to Tyrus of US$ 10.6 million, and from Pamsa to Tyrus of US$ 10.2 million. As of June 30, 2015 the amounts described above were cancelled.

Credit line Inversiones Financieras del Sur S.A.

In June 2014, we, through our subsidiary, Real Estate Investment Group IV LP, renewed a credit line with Inversiones Financieras del Sur S.A. for an amount of up to 1.4 million shares of Hersha Hospitality Trust. The transaction was set for 30 days renewable for up to 360 calendar days and with an annual interest rate of Libor 3 months plus 50 basic points. This credit line was cancelled during fiscal year 2015.

Loan agreements with Inversiones Financieras del Sur S.A.

On July 28, 2015, our subsidiary Dolphin granted a loan to IFISA, a company indirectly controlled by Eduardo Sergio Elsztain for an aggregate amount of US$7.2 million, which will mature on July 2016 and will accrue interests at a rate of f Libor 1M + 3%.

In addition, on October 9, 2015, though our subsidiary Reig V, we granted another loan for an aggregate amount of US$40 million to IFISA, which will mature on October 2016 and will accrue interests at a rate of f Libor 1M + 3%.

Investment in Dolphin Fund Ltd.

As of the date of this annual report, we have invested approximately US$300 million  in Dolphin Fund Ltd., trough our subsidiaries. Dolphin Fund Ltd, is an investment fund incorporated under the laws of Bermuda, whose investment manager is Consultores Venture Capital Uruguay S.A., a company controlled indirectly by our Chairman, Eduardo S. Elsztain. Such investments were made in order to carry out the investment in IDB Development Corp. For more information please see Item 4. Information on the Company – A. History and development of the Company – “Investment of IDB Development Corporation Ltd. (IDBD)

Agreement for the Exchange of Corporate Services between IRSA Commercial Properties and Cresud

Considering that each of IRSA Commercial Properties, Cresud and us, have operating areas which are somewhat similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of its activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

In this regard, on June 30, 2004,  IRSA Commercial Properties, Cresud and us, entered into an agreement for the exchange of corporate services, which was amended on August 23, 2007, August 14, 2008, November 27, 2009, March 12, 2010, July 11, 2011, October 15, 2012, November 12, 2013, February 24, 2014 and February 18, 2015.

The agreement for the exchange of corporate services among IRSA Commercial Properties, Cresud and us, currently provides for the exchange of services among the following areas: human resources, finance, institutional relationships, administration and control, insurance, contracts, technical, infrastructure and services, purchases, architecture and design and development and works department, real estate, hotels, board of directors, board of directors of the real estate business, general management department, security, audit committee, real estate administration, human resources of the real estate business, fraud prevention, internal audit, administration of the agribusiness investments environment and quality, among others

The exchange of services consists in the provision of services in relation to any of the aforementioned areas by one or more of the parties to the agreement for the benefit of the other party or parties, which are invoiced and paid primarily by an offset against the services provided by any of the areas and, secondarily, in case of a difference between the value of the services rendered, in cash.

Under this agreement the companies have entrusted to an external consultant the review and evaluation, on a semiannual basis, of the criteria applied in the corporate service settlement process and of the distribution bases and supporting documentation used in such process, through the issuance of a semiannual report.

On March 12, 2010, an amendment to the agreement for the exchange of corporate services was entered into to simplify issues originating from the consolidation of financial statements as a result of the increase in Cresud’s equity interest in us. As a result, certain employment agreements of, IRSA Commercial Properties and our corporate employees were transferred to Cresud.

Later, as consequence of the ongoing process of generating the most efficient distribution of corporate resources among the different areas, on February 24, 2014, a new amendment to the agreement was entered by virtue of which the parties agreed to transfer to IRSA Commercial Properties and us the employments agreements of the corporate employees that develop exclusively in the real estate business. The labor costs of the employees continued to be distributed in accordance with the terms of the agreement for the exchange of corporate services, as amended.

In the future and in order to continue with the policy of generating the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by us with IRSA Commercial Properties and Cresud.

In spite of the above, we, Cresud and IRSA Commercial Properties continue to be independent in regard to the execution of our business and strategic decisions. Costs and benefits are allocated on the basis of operating efficiency and fairness without pursuing economic benefits for the companies.

Sale of “La Adela” Farm.

In July 2014 Cresud sold to us the “La Adela” farm, with an area of approximately 1,058 hectares, located in the District of Luján, Province of Buenos Aires, for a total amount of Ps. 210,000,000. Given its degree of development and closeness to the City of Buenos Aires, this farm has a high urbanistic potential; therefore, the purpose of selling it to us is for it to launch a new real estate development.

Credit facility IRSA – Cresud

In September 2011, we entered into a credit facility agreement with Cresud, pursuant to which we agreed to lend Cresud up to US$25 million for a term of 90 days, at an annual interest rate of 7.5%. In May 2012, we entered into a credit facility agreement with Cresud, pursuant to which we agreed to lend them up to US$7 million for a term of 180 days, at an annual interest rate of 7.5%.

As of June 30, 2015, all amounts due under this credit line were cancelled.

Credit facility IRSA – Cresud

In November 2013, we entered into a credit facility agreement with Cresud, pursuant to which CRESUD agreed to lend us up to US$26.5 million for a term of six months, at an annual interest rate of 1.5%.

As of June 30, 2015, all amounts due under this credit line were cancelled.

Investment in mutual funds of BACS Administradora de Activos S.A. S.G.F.C.I.

We invest from time to time our liquid fund in mutual funds administrated by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecarios. As of June 30, 2015, our investments in the mutual funds administrated by BACS Administradora de Activos S.A. S.G.F.C.I. amounted to Ps.28.7 million.

Debt assignment

During the month of December 2014, IRSA Commercial Properties acquired the obligations arising from a credit line for US$13.1 million that Panamerican Mall S.A. had granted to, our subsidiary, Tyrus. As a result, IRSA Commercial Properties assumed the obligations of Tyrus as debtor in such credit line.

Convertible Notes of IRSA Commercial Properties.

IRSA Commercial Properties’ Convertible Notes originally matured on July 19, 2006. But a meeting of noteholders resolved to extend the maturity date of such Convertible Notes through July 19, 2014, leaving the remaining terms and conditions remain unchanged. The Convertible Notes accrue interest (payable semi-annually) at a fixed annual rate of 10% and are convertible, at any time at the option of the holder, into shares of IRSA Commercial Properties’ common stock, par value of Ps. 0.10. The conversion rate per U.S. Dollar is the lesser of Ps. 3.08642 and the result obtained from dividing the exchange rate in effect at the conversion date by the par value of IRSA Commercial Properties’ common shares.

On December 31, 2012, the outstanding principal amount of such convertible notes was US$ 31.8 million, and we owned US$ 31.7 millon principal amount of such convertible note on such date. On January 14, 2013, we accepted the repurchase offer submitted by IRSA Commercial Properties for an amount face value of US$ 31.7 million, for a total price of US$ 35.4 million. On January 15, 2013, IRSA Commercial Properties paid to us the amount of Ps. 175.2 million.

IRSA Commercial Properties’ Convertible Notes expired on July 19, 2014.

Acquisition of investment properties from IRSA and intercompany loan between IRSA Commercial Properties and IRSA.

On December 22, 2014, we transfered to IRSA Commercial Properties, 83,789 m2 of our premium office portfolio including the República building, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina.

The total amount of the transaction was US$308 million, US$61.6 million of which have already been paid, and the balance of US$246.4 million has been financed at an annual effective rate of 8.5% maturing on January 23, 2017 and July 13, 2020.

Related party Agreement with PAMSA

On December 1, 2006, IRSA Commercial Properties entered into an administration agreement with PAMSA. The management fee set forth in such agreement amounts to 12% of revenues from common maintenance expenses and collective promotion fund, plus 12% of capital expenditures and maintenance cost of the Dot and adjoining buildings.

Transfer of tax credits

During the fiscal year ended June 30, 2015, “Exportaciones Agroindustriales S.A.” (EAASA) (a company controlled by Cresud S.A.C.I.F. y A.) and Cresud S.A.C.I.F. y A., assigned upon IRSA Propiedades Comerciales S.A., Ps.30.4 million and Ps.1.63 million, respectively, corresponding to Value Added Tax export refunds related to such company’s business activity.

Agreement for the lease or use of spaces in Shopping Centers

We regularly lease different spaces in our Shopping Centers (stores, stands, storage units and/or advertising spaces) to related parties such as Tarshop or Banco Hipotecario, among others.

The lease agreements generally have a three year term with monthly payments, percentages of participation over the maintenance fees and over the collective promotion fund, and the payment of expenses and taxes. The monthly payment is indexed on an annual basis. The agreements also establish the payment of a right of admission and a special payment regarding the collective promotion fund which is paid at the beginning of each agreement.

The right to use the stands located in the shopping centers generally is given by use permit agreements or, in particular cases, comodato agreements. In the first case, the agreements have a term that might be of one or two years, establish monthly payments and a down payment used for the payment of maintenance fees and the applicable charges to the collective promotion fund and the applicable taxes and charges in proportion to the leased space. In the comodato agreements, the gratuitous bailee is in charge of any maintenance fees and expenses related to the stand, but has not any monthly lease payment or any fee related to the collective promotion fund.

Regarding the storage units, these agreements are accessory to the lease of stores or the use of the stands, so as a consequence, their term matches the term of the main agreement. These agreements only establish the payment of a monthly lease, which is indexed on an annual basis, and does not include the payment of fees to the collective promotion fund or maintenance fees.

Moreover, we and our controlling companies offer different spaces located in our shopping centers for advertising of different businesses, brands and/or products (non-traditional advertising). The taxes generated due to the execution of these agreements are generally paid by the counterparty.

Special reimbursement with different payment methods

We and our related parties undertake different commercial actions and promotions intended to promote the influx and consumption of the public in our shopping centers.

In some particular promotions it is offered, in specific dates or periods, different discount rates to the clients and/or financing plans with zero interest rates. We and our related parties entered into agreements with different financial entities, including among others, related parties such as Banco Hipotecario and Tarshop.

These agreements generally establish different reimbursement rates to those costumers that do purchase in all the shops that are part of them using the payment methods specified by each financial entity and, in certain opportunities, additional financing plans with zero interest rates. The costs of the reimbursements given to the customers generally are distributed proportionally among the tenants of the shops and the financial entities, while the cost of the financing at zero interest rate is assumed by the financial entities. We and our related parties act as intermediaries, making sure that the tenants adhere to the plan and advertising of these promotions. This operation doesn’t generate any cash influx or transfer of income or cost between us and our related parties.

Hospitality Services

We and our related parties hire, in certain occasions, hotel services and lease conference rooms for events to our subsidiaries Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S.A..

Occasionally, we and our related parties acquire rights to stay in the hotels of those companies, for their use in different corporate or promotional activities. As of June 30, 2015 and June 30, 2014, we and our related party had 128 and 723, accommodation days pending of utilization.

Sale of Advertising Space in Media

We and our related parties usually execute agreements with third parties by which we sell/acquire, for their future use rights to advertise in media (TV, radio, newspapers, etc.) that are later used in advertising campaigns.

Legal Services

During the fiscal years ended June 30, 2015, 2014 and 2013 we paid Zang, Bergel & Viñes Abogados an aggregate amount of approximately Ps.3.9, Ps.3.5 million and Ps.2.8 million, respectively, as payment for legal services. Our Chairman Saúl Zang and our alternate director Salvador D. Bergel are members of Zang, Bergel & Viñes Abogados. Ernesto Manuel Viñes, partner of Zang, Bergel y Viñes Abogados, is member of the board of our subsidiary Banco Hipotecario.

C. Interests of Experts and Counsel

This section is not applicable

ITEM 8.	Financial information

A. Cosolidated Statements and Other Financial Information

See Item 18 for our Audited Consolidated Financial Statements.

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

Puerto Retiro

On November 18, 1997, in connection with our acquisition of our subsidiary Inversora Bolívar, we indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bolívar had purchased such common shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, we, through Inversora Bolívar, increased our interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro was served notice of a filing made by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Indarsa to the Company. Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor. Puerto Retiro appealed the restraining order which was confirmed by the Court on December 14, 2000.

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

Tandanor has filed a civil action against Puerto Retiro and the people charged in the referred criminal case looking forward to be reimbursed from all the losses which have arose upon the fraud committed. On March 7, 2015 Puerto Retiro respond filing certain preliminary objections, such as prescription among others. To the date, this proceeding has not been resolved.

Legal issues with the City Hall of Neuquén

In June 2001, Shopping Neuquén requested that the City of Neuquén allow it to transfer certain parcels of land to third parties so that each participant in the commercial development to be constructed would be able to build on its own land. Neuquén´s Executive Branch previously rejected this request under Executive Branch Decree N° 1437/2002 which also established the expiration of the rights arising from Ordinance 5178 due to not building the shopping center in time, including the loss of the land and of any improvement and expenses incurred. As a result, Shopping Neuquén had no right to claim indemnity charges and annulled its buy-sell land contracts.

Shopping Neuquén submitted a written appeal to this decision on January 21, 2003. It also sought permission to submit a revised schedule of time terms for the construction of the shopping center, taking into account the economic situation at that time and including reasonable short and medium term projections. Neuquén´s Executive Branch rejected this request in their Executive Branch Decree 585/2003. Consequently, on June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Executive Branch Decrees 1,437/2002 and 585/2003 issued by the City Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court.

On December 13, 2006, while the case was under study in the Argentine Supreme Court, Shopping Neuquén signed an agreement with both the City and the Province of Neuquén that put an end to the lawsuit between them and stipulated a new timetable for construction of the commercial and housing enterprises (the “Agreement”). Also, Shopping Neuquén was permitted to transfer certain parcels to third parties so that each participant in the commercial development to be constructed would be able to build on its own land, with the exception of the land in which the shopping center would be constructed. The Legislative Council of the City of Neuquén duly ratified the Agreement. The City Executive Branch promulgated the ordinance issued on February 12, 2007.

The only pending issue was the determination of the City of Neuquén attorneys’ fees that were to be borne by Shopping Neuquén. As the date of their annual report Shopping Neuquén came to an agreement or paid all of the City´s lawyers but one, with whom the amount of the pending fees are being contested in Court.

Shopping Neuquén finished the construction and opened the shopping center in March, 2015, obtaining also all necessary provincial and city authorizations for it.

Arcos del Gourmet

In December 2011, IRSA Commercial Properties started to develop, through our subsidiary Arcos, the “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. On December 10, 2013, Administrative and Tax Contentious Court of Appeal of the City of Buenos Aires ratified an injunction that suspends the opening of the shopping center on the grounds that it has failed to obtain certain government permits. Despite the fact that the construction has all government permits in place, IRSA Commercial Properties has filed an appeal against the decision and have requested that the injunction be lifted, with favorable expectations. In such sense, on April 10, 2014, the government of the City of Buenos Aires issued a new environmental compliance certificate. The plaintiff appealed this decision and the file has been placed on the Court of Appeal since September 23, 2014.

On the other hand, there is another judicial process currently being heard entitled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo” . On August 29, 2014 the lower court rendered a decision rejecting the case.This resolution was appealed but afterwards, confirmed in December, 2014. Therefore, on December 18th, 2014, the “Arcos” Project was opened to the public, operating normally nowadays.

Moreover, on May 18th, 2015 IRSA Commercial Properties was notified of the revocation of the Agreement for the Reorganization for Use and Exploitation Nº AF000261 (“Contrato de Readecuación de Concesión de Uso y Explotación NºAF000261”  issued by the Agency for the Management of the State Assets (“Agencia de Administración de Bienes del Estado” or “AABE”) through Resolution Nº 170/2014. This Resolution was not enacted due to breach of contract by Arcos del Gourmet nor it has implied up to the date of this annual report the interruption of the economic exploitation neither of the functioning of the shopping center that IRSA Commercial Properties operate there. IRSA Commercial Properties has filed the proper administrative and judicial motions to revoke the Resolution and as of the date of this annual report these proceedings are ongoing.

Notwithstanding the aforesaid, the Federación de Comercio e Industria de la Ciudad de Buenos Aires has filed a motion for the uphold of the injunction. On march 17th, 2015  this request was rejected.  As a consequence, it has filed a complaint appeal, process that has not been terminated yet.

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings against IRSA Commercial Properties for an aggregate amount of Ps.3.7 million, plus an added amount, provisionally estimated, of Ps.0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where IRSA Commercial Properties is planning to develop a shopping center. As of June 30, 2011, under court proceedings, the building was subject to a legal attachment for Ps. 36.8 million. On December 12, 2012, the legal attachment was lifted and accredited in the file concerned in February 2013.

After we sold the Edificio Costeros, dique II, on November 20, 2009, we requested an opinion to the Argentine Antitrust Authority as to whether it was necessary to report this transaction. The Argentine Antitrust Authoriry advise us that it was required to notify the transaction. We challenged this decision, but it was confirmed. On December 5, 2011, we notified the transaction and on April 30, 2013 the transaction was approved by the Argentine Antitrust Authority by Resolution No 38.

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

On December 3, 2009, IRSA Commercial Properties filed a request for the Argentine Antitrust Authority’s opinion regarding IRSA Commercial Properties’ acquisition of common shares of Arcos del Gourmet S.A. The Argentine Antitrust Authority advised the parties that the transaction has to be notified. On December, 2010 the transaction was filed with the Argentine Antitrust Authority. As of the date of this annual report, the decision of the Argentine Antitrust Authority is still pending.

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

On august 23, 2011, IRSA Commercial Properties  notified the Argentine Antitrust Authority the direct and indirect acquisition of common shares of NPSF, the transaction involved the direct acquisition of 33.33% of NPSF and 16.66% through our controlled vehicle Torodur S.A. As of the date of this annual report the transaction is being analyzed by the Argentine Antitrust Authority.

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

Through the issuance of Resolution N° 16,521 dated February 17, 2011 the CNV commenced a summary proceeding against the members of IRSA´s board of directors and its supervisory committee members (all of them at that time, including among others Eduardo S. Elsztain), alleging certain formal errors in the Inventory and Balance Sheet Book, specifically the failure by the Company to comply with certain formalities in the presentation of a table included in the Memoria (annual report); arising from an investigation carried out by the CNV in October 2010. Applicable law requires that the corrections of any errors in the annual report include a legend identifying each error and the way in which it was corrected, including insertion of the holographic signature from the chairman of the board. In this case, we first corrected the mistake and after the request from the CNV included the legend and the holographic signature of the chairman, required by the relevant formalities.

IRSA´s response to the CNV’s allegations containing the arguments for the defense was filed in March 2011 and the first hearing was held in May 2011. In April, 2013, the CNV imposed (as a result of the aforementioned alleged charge) a fine on the members of IRSA´s board of directors and its supervisory committee members. The fine imposed by the CNV amounts to Ps. 270,000 equivalent to US$ 49,632 and it was imposed to IRSA and the members of the board together. The amount of the fine demonstrates the immaterial nature of the alleged violations. Even though the fine was paid, in April 2013, IRSA appealed such resolution, which is still ongoing in Court Room N° IV of the National Chamber of Appeals in Federal Administrative Procedures (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal).

For more information see “Item. 3(d) Risk Factors—Risk related to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future”.

Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is allowed only if they result from realized and net profits of the company pursuant to annual financial statements approved by our shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

(4)	5% to our legal reserve, up to 20% of our capital stock;

(5)	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our Supervisory Committee;

(6)	to an optional reserve, a contingency reserve, a new account or for whatever other purpose our shareholders may determine.

According to rules issued by Comisión Nacional de Valores, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

On February 2, 2007 we issued our 2017 fixed-rate notes for a total amount of US$ 150.0 million at an annual interest rate of 8.5% payable semi-annually and due on February 2, 2017. These notes limit our ability to pay dividends, which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or

•	75% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 3.0 to 1; or

•	100% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 4.0 to 1.

•
100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by the Company or by its restricted subsidiaries from (a) any contribution to the Company’s capital stock or the capital stock of its restricted subsidiaries or issuance and sale of the Company’s qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of the Company’s notes due 2017, or (b) issuance and sale subsequent to the issuance of the Company’s notes due 2017 or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for qualified capital stock of the Company, (c) any kind of reduction in the Company’s indebtedness or the indebtedness of any of its restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from an unrestricted subsidiary.

Our dividend policy consists in the distribution of an amount not to exceed the higher of a) twenty percent (20%) of the sales, leases and services of “Offices and Other” segment, as recorded in Segment reporting, as of June 30 of each year, or b) 20% of Net income as recorded in the Consolidated Statements of Income as of June 30 of each year. This policy requires that we must at all times comply with the covenants imposed by our financial obligations. Given the recent transfer of office buildings to our subsidiary IRSA Commercial Properties, the company is evaluating to make certain modifications to the policy set forth.

The table below presents the dividend payment ratio and the total amount of dividends paid for, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in historical Pesos of their respective payment date.

Year declared	Cash dividends	Cash dividends(1)	Stock dividends(1)	Total per common share
	(in million of Ps.)	(Ps.)	(Ps.)	(Ps.)
1997	15.0	0.110	—	0.110
1998	13.0	0.060	0.05	0.110
1999	18.0	0.076	0.04	0.116
2000	—	—	0.20	0.204
2001	—	—	—	—
2002	—	—	—	—
2003	—	—	—	—
2004	—	—	—	—
2005	—	—	—	—
2006	—	—	—	—
2007	—	—	—	—
2008	—	—	—	—
2009	31.7	0.055	—	0.055
2010	120.0	0.207	—	0.207
2011	311.6	0.539	—	0.539
2012	99.0	0.171	—	0.171
2013	180.0	0.311	—	0.311
2014	306.6	0.532	—	0.532
2015	56.6	0.9869	—	0.9869

(1)	Corresponds to payments per common share.

The table below presents the dividend payment ratio to the total amount of dividends paid for by our subsidiary IRSA Commercial Properties, from which we collect dividends in our capacity as shareholders, each fully paid, for the years indicated in the table below.

Year declared	Cash dividends(1)	Stock dividends(1)	Total per share
	(Ps.)	(Ps.)	(Ps.)
2005	14,686,488	-	0.0188
2006	29,000,000	-	0.0372
2007	47,000,000	-	0.0601
2008	55,721,393	-	0.0712
2009	60,237,864	-	0.0770
2010	56,000,000	-	0.0716
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469

(1)	Corresponds to payments per share.

B. Significant Changes.

Annual Shareholders Meeting..

On October 30, 2015, was held the Ordinary and Extraordinary Shareholders’ Meeting in which was approved the following items:

•	Consideration of documents contemplated in Section 234, paragraph 1, of the Argentine Companies Law No. 19,550 for the fiscal year ended June 30, 2015.
•	Consideration of Board of Directors’ performance.
•	Consideration of Supervisory Committee’s performance.
• Consideration of compensation payable to the Board of Directors for $18,596,284 (total compensation) for the fiscal year ended June 30, 2015. Delegation on the Board of Directors of powers to approve the Audit Committee’s budget.

•	Consideration of compensation payable to the Supervisory Committee for the fiscal year ended June 30, 2015.
•	Determination of the number and election of Regular Directors and Alternate Directors, as applicable.
•	Appointment of Regular and Alternate Members of the Supervisory Committee.
•	Appointment of Certifying Accountant for the next fiscal year and determination of its compensation. Delegation of powers.
•	Updating of report on Shared Services Agreement.
•	Treatment of amounts paid as personal assets tax levied on the shareholders.
•
 Consideration of renewal of delegation on the Board of Directors of the powers to determine the time and currency of issue and further terms and conditions of the notes to be issued under the Global Note Program for up to US$ 300,000,000 currently outstanding, in accordance with the resolutions adopted at the Shareholders’ Meeting dated October 31, 2011.

In addition it was approved to adjourn  the Ordinary and Extraordinary Shareholders’ Meeting to November 26, 2015, in order to consider and approve the following items:

•	Treatment and allocation of net income for the fiscal year ended June 30, 2015 for $520,161 thousand. Consideration of payment of a cash dividend for up to $72,000 thousand.
•
Consideration of Special Merger Financial Statements of Unicity SA; Special Merger Financial Statements of Solares de Santa María SA; Special Spin-Off Financial Statements of E-Commerce Latina SA; Special Spin-off-Merger Financial Statements of E-Commerce Latina SA; Special Merger Individual Financial Statements of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) and Consolidated Financial Statements of IRSA for Merger with Solares de Santa María SA and Unicity SA and Spin-Off-Merger with E-Commerce Latina SA prepared as of June 30, 2015, as well as Supervisory Committee’s and Auditor’s Reports. Consideration of preliminary merger agreement with Solares de Santa María SA and Unicity SA and preliminary spin-off-merger agreement with E-Commerce Latina SA and further documents. Authorizations and delegations of powers. Appointment of representative to execute final agreement and carry out additional proceedings.

On October 30, 2015 we held our shareholder´meeting, which approved among other things:

•	Treatment and allocation of net income for the fiscal year ended June 30, 2015. Consideration of payment of a cash dividend for up to Ps. 72.0 million.
•	Consideration of compensation payable to the Board of Directors for Ps. 18.6 million (total compensation) for the fiscal year ended June 30, 2015.
•
Consideration of renewal of delegation on the Board of Directors of the powers to determine the time and currency of issue and further terms and conditions of the notes to be issued under the Global Note Program for up to US$ 300,000,000 currently outstanding, in accordance with the resolutions adopted at the Shareholders’ Meeting dated October 31, 2011.

Consideration of Special Merger Financial Statements of Unicity SA; Special Merger Financial Statements of Solares de Santa María SA; Special Spin-Off Financial Statements of E-Commerce Latina SA; Special Spin-off-Merger Financial Statements of E-Commerce Latina SA; Special Merger Individual Financial Statements of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) and Consolidated Financial Statements of IRSA for Merger with Solares de Santa María SA and Unicity SA and Spin-Off-Merger with E-Commerce Latina SA prepared as of June 30, 2015, as well as Supervisory Committee’s and Auditor’s Reports. Consideration of preliminary merger agreement with Solares de Santa María SA and Unicity SA and preliminary spin-off-merger agreement with E-Commerce Latina SA and further documents. Authorizations and delegations of powers. Appointment of representative to execute final agreement and carry out additional proceedings.

The shareholder meeting was adjourned to November 26, 2015.

ITEM 9.	The Offer and Listing

A. Offer and Listing Details

The following summary provides information concerning our share capital.

Stock Exchanges in which our securities are listed

Our common shares are listed in the MERVAL and our GDSs in the NYSE.

 The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to this Form 20-F , and the provisions of applicable Argentine Law.

Price history of our stock in the BASE and NYSE

Our common shares are traded in Argentina on the MERVAL, under the trading symbol “IRSA.” Since 1994, our GDSs, each presenting 10 common shares, have been listed in the NYSE under the trading symbol “IRS.” The Bank of New York Mellon is the depositary with respect to the GDSs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2011 through October 22, 2015. The table also shows the high and low daily closing prices of our GDSs in U.S. Dollars and the quarterly trading volume of our GDSs on the NYSE. Each GDS represents ten common shares.

	Buenos Aires Stock Exchange			NYSE
	Share	Ps. per Share		GDS	US$ per GDS
	Volume	High	Low	Volume	High	Low
Fiscal Year 2011
1st Quarter	5,280,873	5.80	4.12	3,216,854	14.79	10.41
2nd Quarter	6,160,767	6.97	5.52	6,564,773	17.56	13.92
3rd Quarter	4,155,521	6.85	5.72	2,538,953	16.77	13.80
4th Quarter	2,138,722	5.90	5.29	3,134,678	13.78	12.46
Annual	17,735,883	6.97	4.12	15,455,258	17.56	10.41
Fiscal Year 2012
1st Quarter	1,559,282	5.83	4.00	2,145,035	13.75	8.52
2nd Quarter	980,406	5.20	3.95	1,398,563	11.17	8.60
3rd Quarter	1,338,946	5.50	4.60	2,481,773	11.24	10.01
4th Quarter	1,298,975	5.03	3.87	5,169,653	9.67	6.48
Annual	5,177,609	5.83	3.87	11,195,024	13.75	6.48
Fiscal Year 2013
1st Quarter	1,583,675	4.90	4.25	2,809,916	7.35	6.55
2nd Quarter	1,299,758	5.65	4.40	2,584,636	8.10	6.88
3rd Quarter	5,457,467	8.00	4.95	3,557,654	9.48	7.26
4th Quarter	2,940,138	8.50	5.80	5,672,720	9.53	7.00
Annual	11,281,038	8.50	4.25	14,624,926	9.53	6.55
Fiscal Year 2014
1st Quarter	2,288,603	8.15	5.60	3,003,517	8.92	7.28
2nd Quarter	2,143,645	11.50	8.10	3,821,126	12.22	9.06
3rd Quarter	1,044,008	12.00	10.45	1,469,214	12.06	9.41
4th Quarter	1,018,570	18.45	10.70	4,515,032	17.73	10.71
Annual	6,494,826	18.45	5.60	12,808,889	17.73	7.28
Fiscal Year 2015
1st Quarter	4,637,175	21.00	14.00	3,942,683	17.39	13.76
2nd Quarter	591,870	21.00	16.90	4,186,746	17.72	12.90
3rd Quarter	1,769,874	25.00	17.50	4,887,484	21.10	15.26
4th Quarter	1,268,471	24.00	20,50	3,739,942	19.88	17.61
Annual	8,267,390	25.00	14.00	16,756,855	21.10	12.90
Fiscal Year 2016
1st Quarter	4,637,175	24.50	18.50	3,942,683	18.54	13.92
July 2015	1,306,446	24.50	21.90	1,221,373	18.54	16.65
August, 2015	366,564	24.20	19.10	853,091	17.91	14.21
September, 2015	539,736	21.00	18.50	983,941	14.97	13.92
October, 2015	264,740	24.95	19.80	1.841,175	18.15	14.75
As of November 12, 2015	133,484	25.50	24.50	1,360,098	17.95	17.43

Source: Bloomberg

B.	Plan of Distribution

This section is not applicable.

C.	Markets

Argentine Securities Markets

In December 2012 the Argentine government has enacted a new Capital Markets Law, which sets out the rules to govern capital markets, its players, and the securities traded therein subject to the CNV regulation and monitoring.

On September 5, 2013, the CNV has enacted the CNV Rules, by virtue of which it regulates the new provisions of the Capital Markets Law for issuers of securities, in regard to the initial public offering and reporting duties.

Almost all the provisions of the former Decree N° 677/2011 (the “Transparency Decree”) have been incorporated in the Capital Markets Law and in the CNV Rules. The Capital Markets Law provides rules and provisions guided by the following goals and principles:

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

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions of the Capital Markets Law, and the CNV Rules among other related statutory regulations. The relationship of the CNV and the Argentine Executive is maintained through the Ministerio de Economía y Finanzas Públicas (Ministry of Economy and Public Finance), which shall hear any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Markets Law.

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

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements in accordance with IFRS, as issued by the IASB (excluding financial institutions under the supervision of the Central Bank, insurance companies under the supervision of the Insurance Superintendence and medium and small enterprises) and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

In Argentina, debt and equity securities traded on an exchange must, unless otherwise instructed by their shareholders, be deposited with a Central Securities Depository, in Argentina. Currently the only depositary authorized to act in accordance with the Capital Markets Law and CNV Rules is Caja de Valores S.A. a corporation owned by the BCBA, the MVBA and certain provincial exchange, and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.

Before the enactment of the Capital Markets Law and the CNV Rules there were 12 securities exchanges in Argentina, which were located in the City of Buenos Aires, Bahía Blanca, Chaco, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Salta, Santa Fe, and Tucumán. Six of these exchanges (the BASE, Rosario, Córdoba, La Rioja, Mendoza, and Santa Fe) had affiliated stock markets in accordance with the requirements of Law N° 17,811 which was derogated by the Capital Markets Law.

Pursuant to the Capital Markets Law, the CNV has authorized 6 stock markets since September 2014, which are: Mercado Abierto Electrónico S.A. (“MAE”), Mercado a Término de Buenos Aires S.A., Mercado a Término de Rosario S.A., MVBA., Mercado de Valores de Córdoba S.A. y Mercado Argentino de Valores S.A.

The principal exchange for the Argentine securities market under the previous legislation was the BCBA. Under the new Capital Markets Law the BCBA has been authorized to operate as qualified entity, under the appointment of the MVBA. As a result of the foregoing, the MVBA is currently the principal exchange market in Argentina in which the securities are listed.

The MVBA is a corporation consisting of 183 shareholders who used to be the sole and exclusive individuals or entities authorized to trade in the MVBA, either as principals or agents, before Capital Markets Law became into force. Since then, all agents registered and authorized to act as intermediaries by the CNV will be able to trade in any securities exchange, including the BCBA as long as they obtain a membership of such stock exchange, not applying any longer the requirements to be a shareholder of such stock exchange.

The securities that may be listed on the MVBA are: stocks, corporate bonds, convertible corporate bonds, close-ended investment funds, financial trust, indexes, derivatives and public bonds. The MVBA is legally qualified for admission, suspension, and delisting of securities according to its own rules approved by the CNV.

Another relevant exchange of the securities market in Argentina is the MAE, which was recently authorized to operate by the CNV under the new regulations. The MAE works as an electronic platform to process Over the Counter transactions. It is an electronic exchange where both government securities and corporate bonds are traded through spot and forward contracts. MAE brokers/dealers members, include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine or foreign capital banks and financial institutions may be the MAE’s brokers/dealers. Securities to be traded must be registered with the pertinent supervising authorities and may be traded in the MAE, in other exchanges or in both of them concurrently.

Argentina’s equity markets have historically been composed of individual investors, though in recent years there has been an increase in the level of investment by banks and insurance companies in these markets; however, Argentine mutual funds (fondos comunes de inversión) continue to have very low participation.

Information regarding the BCBA

	As of June 30,
	2015	2014
Market capitalization (Ps. billion)	4,025	3,957
Average daily trading volume (1) (Ps. million)	149.6	200.5
Number of listed companies	99	104

(1) During the month of June.

Although companies may list all of their capital stock on the MVBA, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many company’s stock being available for active trading by the public on the MVBA. As of June 30, 2015, approximately 99 companies had equity securities listed on the MVBA. The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The Merval Index experienced a 30.1% decrease in 2011, a 15.9% increase in 2012, a 88.9% increase in 2013, a 59.1% increase in 2014 and a 35.9%increase during the six months of 2015. In order to control price volatility, the MVBA operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

Approval of compensation of the members of the Board of Directors, Senior Management and Supervisory Committee

Our bylaws do not establish the compensation to be paid to members of the board of directors and the supervisory committee, and therefore pursuant to Section 261 of the Argentine Corporations Law N°19,550, it should be approved by the shareholders. The maximum amount that may be paid as compensation to members of the board of directors and the supervisory committee should not exceed 25% of the realized and net earnings of the company and 5% when there is no distribution of dividends. If the company does not distribute the total earnings, the amount of the compensation should be proportional to that distribution and within the mentioned limits. These limits may only be surpassed by express approval of the shareholders.

 The total and aggregate compensation paid to our Senior Management and Directors for the fiscal year ended June 30, 2015 was Ps. 6.1 million.

The shareholders meeting held on October 30, 2015, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

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

Provisions related to a shareholder’s ownership of certain amount of common shares

On October 31, 2003 in the ordinary and extraordinary annual shareholders meeting, shareholders decided not to adhere to the “Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria” (Optional Statutory Body of Public Offering of Compulsory Acquisition) provided under Decree N° 677/2001, consequently, shareholders decided to incorporate that provision under Section 1 of the by-laws.

Section 9 of our by-laws provides that the acquisition by any person or group, directly or indirectly of our common shares, convertible securities, rights to receive any of those securities that may grant that person the control of our company or 35% or more of our capital stock may only be done by complying with certain tender offer rules for all of our common shares, except for:

•
acquisitions by persons holding or controlling common shares or convertible securities in accordance to Decree N° 677/2001, supersede by Law N° 26,831, notwithstanding the provisions of the Comisión Nacional de Valores ; and

•
holdings of more than 35%, which derive from the distribution of common shares or dividends paid in shares approved by the shareholders, or the issuance of common shares as a result of a merger approved by the shareholders; in both cases, the excess holding shall be disposed of within 180 days of its registration in the relevant shareholder’s account, or prior to the holding of our shareholders meeting, whatever occurs first.

Our shareholders modified the first of the above exceptions in their shareholder meeting on October 10, 2007, to include the control concept under the Transparency Decree, which provides for the effective control regularly held in addition to the legal control.

As a result of the enactment of the new Capital Markets Law, all the companies which are regulated by it are subject to the Statutory Regime of Public Offerings of Compulsory Acquisition (Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria) in accordance with its terms. In consequence, we are subject to the regime in question. The modification of our by-laws in order to comply with former Decree 677/2001 has been superseded by the new regulation.Directors, senior managers, executive officers, members of the supervisory committee, and controlling shareholders of an Argentine company whose securities are publicly listed, should notify the CNV on a monthly basis, of their beneficial ownership of common shares, debt securities, and call and put options related to securities of such companies and their controlling, controlled or affiliated companies.

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

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations on ownership of securities or exercise of voting rights, by non-resident or foreign shareholders. However, foreign shareholders must fulfill certain requirements with the IGJ in order to assure that they will be able to properly exercise their voting rights. General Resolution N° 7 passed in September 2003 by the IGJ, and other related regulations set forth certain requirements for foreign entities registered with the IGJ. It provides, among other requirements, disclosure of information related to their proprietary interests in assets located outside Argentina to be at least equivalent in value to those located inside Argentina. The entities must comply with these requirements in order to (1) perform activities on a regular basis through their Argentine branches (Section 118 Argentine Corporate Law), or (2) exercise their ownership rights in Argentine Companies (Section 123 Argentine Corporate Law). In cases where the IGJ has concluded that the entities (a) do not have assets outside Argentina; or (b) have non-current assets that are not materially significant compared to those non-current assets which are owned by them and located in Argentina; or (c) the entity’s address in Argentina becomes the place where this entity makes a majority of its decisions, corporate or otherwise, the entities may be required to amend and register their by-laws to comply with Argentine law, thereby becoming an Argentine entity subject to Argentine law according to Section 124 of Argentine Corporation Law. In addition, Argentine companies with shareholders consisting of such entities that fail to comply with these requirements may be subject to the following sanctions: (1) the IGJ may not register corporate decisions adopted by the Argentine Company when its off-shore shareholder votes as a shareholder and when that vote is essential in attaining a majority. Any decisions made pursuant to such vote related to the approval of its annual balance sheet may be declared null and void for administrative purposes; (2) whether or not the vote of the off-shore entity is necessary for purposes of determining quorum or majority, the IGJ may register the decision without considering that vote; and (3) the directors of the Argentine Company may be held personally liable for actions taken by the Argentine Company.

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

On October 31, 2012, the annual shareholders meeting passed an amendment to the corporate by-laws which allowed the Board of Directors to celebrate their meetings using teleconference technology. An absolute majority of the directors will constitute the quorum. Only the directors physically present at the time and those using teleconference technologies will be taken into consideration for the quorum. The resolutions of the Board of Directors will be passed by the vote of the majority present at the meeting. Such amendment is attached hereto of Exhibit 1.3 to this annual report.

 C. Material Contracts

We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the sections Related Party Transactions, Recent Developments, and Our Indebtedness.

D. Exchange Controls

Foreign Currency Regulation

All transactions involving the purchase and sale of foreign currency must be settled through the single free exchange market (Mercado Único Libre de Cambios, or “MULC”) where the Central Bank supervises the purchase and sale of foreign currency. Under Decree N° 260/2002, the Argentine government set up an exchange market through which all foreign currency exchange transactions are made. Such transactions are subject to the regulations and requirements imposed by the Central Bank. Under Communication “A” 3471, as amended, the Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions. If such restrictions and requirements are not met, criminal penalties shall be applied.

Outflow and Inflow of Capital

Inflow of capital

Under Argentine Foreign Investment Law N° 21,382, as amended, and the wording restated under Executive Branch Decree N° 1853/1993, the purchase of stock of an Argentine company by an individual or legal entity domiciled abroad or by an Argentine “foreign capital” company (as defined under the Foreign Investment Law) represents a foreign investment.

Under Decree N° 616/2005, as amended, the Argentine government imposed certain restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market, including that inflowing new indebtedness and debt renewals by persons domiciled abroad must be agreed and cancelled within periods not shorter than 365 calendar days, irrespective of the method of payment. Additionally, such debt may not be prepaid before the lapse of such period. Such restrictions do not apply to (i) foreign trade financing, or (ii) primary public offering of equity or debt instruments issued under the public offering procedure and listed on self-regulated markets.

Pursuant to Communication “A” 4359, as amended, which regulated the Decree N° 616/2005, a registered, non-transferable and non-interest bearing deposit must be kept in Argentina for a period of 365 calendar days, in an amount equal to 30% of any inflow of funds into the domestic exchange market arising from (i) foreign debt (excluding foreign trade); and (ii) purchase of interests in Argentine companies that are not listed on self-regulated markets, except for direct investments and other transactions that may result in the inflow of foreign currency, or in indebtedness of a resident towards a nonresident. However, primary debt offerings by means of public offerings which are listed on a self-regulated market are exempted from such requirements. The mandatory deposit must be made in U.S. Dollars and held in Argentine financial institutions and it may not be used to guarantee or as collateral of any type of credit transactions.

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

iii) Any other financial indebtedness with non-resident financial or private sector, to the extend the inflows had been incurred and repaid in an average term no less than two years, including principal and interests and, to the extent, the funds are applied to investment in non - financial assets by the private sector.

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

With respect to item v), there are some requirements aiming to comply with the accurate capitalization of the direct investment contribution regarding the actual capitalization and registration of the contribution with the Public Registry of Commerce in a term of 540 calendar days, otherwise, the mandatory deposit shall be made within 10 calendar days. This term shall be considered from the date in which the local company resolves not to accept the contribution and/or the rejection and/or suspension thereof. Regarding the sale of interest in the capital stock of a local company by a direct investor, it shall be required the filing of the sale and purchase agreement or the public offer of acquisition, as the case may be. Within 20 business days of the settlement of the transaction through the MULC, it shall be required the filing of the registration of the amendment to the by-laws with the Public Registry of Commerce or a legalized copy of the Ledger Book, depending on the type of company (corporation or limited liability company).

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

As result of the enactment of Communication “A” 5604, dated on July 10, 2014, which introduced item 2.7. in the Communication “A” 5526 as it is mentioned below, which in turn was modified by Communication “A” 5643, including direct investments, and the latter modified by Communication “A” 5692, direct investments made by nonresidents to local companies, shall be maintained in local account in foreign currency from October 9 until December 31, 2015 to the extent such funds comply with the provisions set forth in item 2.7. of Communication “A” 5526.

Obligation for the settlement of funds through the MULC.

General rules. Exports.

Pursuant to Executive Decree N° 1606/2011 any foreign currency derived from foreign trade must be settled through the MULC.

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

According to several regulations enacted by Central Bank, it is allowed the application of payment for exports abroad for the cancellations of exporter’s debt in the following cases:

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

Services

Communication “A” 5264 set forth that the payments in foreign currency received by residents for the export of services and payment of losses for insurance policies hired with nonresidents under the applicable rules must be settled through the MULC within fifteen business days as of its collection abroad or locally or its deposit in foreign bank accounts.

Such funds are exempted to be settled through the MULC to the extent such exemption is actually contemplated in the foreign exchange regulations and such amounts are applied for the cancellation of foreign financial indebtedness.

Outflow of capital, including the availability of cash or cash equivalents

Exchange Transactions Inquiry Program

On October 28, 2011, the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, or “AFIP”) established an Exchange Transactions Inquiry Program (“Inquiry Program”) through which the entities authorized by the Central Bank to deal in foreign exchange must inquire and register through an IT system the total Peso amount of each exchange transaction at the moment it is closed.

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

On December 20, 2012, Resolution N° 3421 replaced Resolution N° 3356, both enacted by AFIP. The latest one sets forth an unified registration system to be fulfilled for the access to the foreign exchange market, in particular for the outflow of funds made by residents or nonresidents, in whichever purpose or destiny. Such resolution is related with Communications “A” 5245.

Financial Indebtedness

In accordance with Communication “A” 5265, as amended by Communication “A” 5604 (as of July 10, 2014) the transactions arising from financial indebtedness of the financial sector, private non-financial sector and local governments must be settled in the foreign exchange market.

The provisions reach indebtedness with bonds, financial loans and any other transaction by which a disbursement of funds from a non-resident had been carried out. The obligation of settlement through the MULC shall be conducted within 30 calendar days from the date of the disbursement abroad and the transfer shall be deposited in a local bank account.

Any new financial indebtedness paid through the MULC and any debt renewal with financial non-residents and private non-residents shall be settled, maintained and renewed for at least 365 calendar days from the date of the disbursement, and they may not be prepaid before such term, whatever the manner of the cancellation of the obligation with the creditor had been agreed and independently of whether said cancellation is channeled through the MULC or not.

The primary issuance of publicly securities traded in self-regulated markets is exempted of the foregoing provisions.

On January 8, 2015, , through Communication “A” 5692, the Central Bank extended the term established by Communication “A” 5643 through which the conditions established in item 2.7. of the Communication “A” 5526 related to the purchase of foreign currency for the formation of off-shore assets by residents, shall be applied to the financial indebtedness from October 9, 2014 until December 31, 2015. The inflow of funds through this channel shall be subject to provisions set forth in Decree N° 616/2005, meaning that mandatory deposit of 30% shall apply. Nevertheless, it shall be considered the final destination of the funds that are exempted from such mandatory deposit (i.e. financial indebtedness with non-resident financial or private sector, to the extend the inflows had been incurred and repaid in an average term no less than two years, including principal and interests and, to the extent, the funds are applied to investment in non - financial assets by the private sector). By this regulation, the funds may be maintained in local account in foreign currency during the term authorized thereof.

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

On January 27, 2014, the Central Bank enacted Communication “A” 5526 which abrogated item II of Communication “A” 5318 (as of July 5, 2012) rule that, in turn, had suspended item 4.2. of Communication “A” 5236 (as of October 27, 2011) related to the purchase of foreign currency for the formation of off-shore assets by residents.. Communication “A” 5526, by entirely replacing item 4 of Communication “A” 5236 (which regulated the outflow of funds for the formation of off-shore assets for subsequent allocation without specific purposes to individuals who were Argentine residents, legal entities organized in Argentina and trust set up with contributions from the national public sector), made void the restrictions to the foreign exchange market to individuals who are residents, allowing them to purchase foreign currency as savings based on the income declared with the AFIP, prior to a validation system to be accomplished by such individuals. Additionally, the referred rule rearranged and, therefore replaced Annex to Communication “A” 5236.

On July 10, 2014, through Communication “A” 5604, the Central Bank made some additional changes to Communication “A” 5526, including the item 2.7., This item was amended by Communication “A” 5604 and Communication “A” 5757, the latter dated on May 21, 2015. As a result of such amendments it was set forth that new bond offerings and debt instruments issued under public offering procedure and listed on self - regulated markets by local governments and /or private non -financial sector, that may be considered as external issuance, it shall be allowed the access to the foreign exchange market for the purchase of foreign currency to be deposited in local financial institutions (in a fixed term or special foreign currency account), simultaneously to the settlement of the funds received for the acquisition of such bonds or debt instruments abroad. Such permit shall be made for the total amount of the funds settled through the foreign exchange market and for a term of  no longer tan 270 calendar days. At least 80% of such funds must be applied to any future needs of net foreign currency required by the company involved. After the due date of 270 calendar days established by the Communication, the funds that had not been used, must be settled through the foreign exchange market within 10 business days. The referred funds shall not be subject to the mandatory deposit of 30% regulated by Communication “A” 4359, as amended.

Outflow of funds for payment to non-residents

According to Communication “A” 5264, amended by Communication “A” 5377 (issued on December 14, 2012) and Communication “A” 5604, there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services, debts and profits to non-residents. The access to the MULC requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

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

Payment of foreign financial indebtedness

Access to the exchange market is allowed for payments of principal amounts due, with the exception of the financial institutions subject to rediscounts granted by the Central Bank and which have restructured their debt with foreign creditors (Decree N° 739/2003 and Communication “A” 3940 of the Central Bank).

In general terms, access to MULC for payment of principal, interest and prepayment of financial indebtedness incurred by Argentine residents in the private non-financial sector and financial sector are subject to regulations set forth by Communications “A” 5265 as of January 3, 2012.

The sale of foreign currency for the payment of financial indebtedness must be made through check issued by the resident or debit to the resident local bank account. The financial entity must verify that the reporting system has been complied with in accordance with Communication “A” 3602. Additionally, the payment may only proceed if the funds disbursed remain in Argentina for at least 365 calendar days, in accordance with Decree N° 616/2005.

Interest payments: Pursuant to Communication “A” 5264, item 3.7. modified by Communication “A” 5604 on July 10, 2014 (after several amendments since its issuance), the access to the MULC for the purchase of foreign currency to pay interests for financial indebtedness may be made:

a. Up to 10 business day prior to the due date of each interest installment and to pay interest accrued within such interest period;

b. To pay interest accrued from the date of the settlement of the disbursement through the local foreign exchange market; or

c. To pay interest accrued from the date of the actual disbursement; provided that the funds disbursed abroad were credited in correspondent accounts of entities authorized to settle such funds through the local exchange market, within 48 hours from the date of their disbursement.

In all cases, the financial entity must verify the filing of the documents required by Communication “A” 3602 (affidavit related to the financial indebtedness) and Communication “A” 4237 (reporting of direct investment owned by non-residents) in case the creditor is part of the debtor’s economic group.

Principal Repayments and Prepayments: Pursuant to Communication “A” 5265, amended by Communication “A” 5604 (enacted on July 10, 2014) foreign currency necessary to pay principal on foreign indebtedness owed by the private non-financial sector may be acquired:

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

d. with the anticipation of more than 10 business day –partially or full- to the extent the minimum term of 365 days as of the disbursement of the funds has been accomplished and the prepayment is fully offset with the inflow through the MULC of new external financial with international entities and their agencies, official credit entities and financial entities from abroad, to the extent that such cancellation implies a condition for the new indebtedness and/or for the new bond offerings and debt instruments issued under public offering procedure and listed on self - regulated markets, that may be considered as external issuance. In each case, it is a condition: (a) the average term of the new indebtedness is higher than the average term of the outstanding debt that it is prepaid considering both capital and interest, and (b) it may not imply an increase in the present value of the indebtedness for the debtor.

Direct Investment Reporting System

Direct Investments made in Argentina by nonresidents

Under Communication “A” 4237, the Central Bank established a reporting system in connection with direct investments and real estate investments made by nonresidents in Argentina and by residents abroad.

Nonresidents must comply every semester with the above mentioned reporting system if the amount of the investment in Argentina reaches or exceeds U.S. 500,000. If such amount is not reached, the reporting system is optional.

Direct investments made outside Argentina by Argentine residents

Argentine residents are required to meet the reporting system set forth in Communication “A” 4237 every year if the value of their investments abroad reaches or exceeds US$1.0 million and its under US$5.0 million, and every semester if it reaches or exceeds US$5.0 million. If the value of such investments abroad does not reach US$1.0 million, compliance with the reporting system is optional.

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

C. an equivalent to US$5,000 per client and per period of stay in Argentina is not exceeded.

For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisers and read the full text of Decree 616/2005, Resolution N° 365/2005 of the Ministry of Economy and Production and Criminal Exchange Law N° 19,359, as well as the relevant regulations and supplementary provisions. Interested parties may consult such regulations through the website of the Ministry of Economy and Public Finance (http://www.infoleg.gob.ar) or the Central Bank (http://www.bcra.gob.ar).

Money Laundering

Argentine Law N° 25,246, as amended by Laws Nos.26,118, 26,268 and 26,683, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps.300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law N° 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

The money laundering law created the Financial Information Unit (UIF). UIF is in charge of the analysis, treatment and transmission of information to prevent and impede the money laundering originating from, among others:

a) Crimes related to the traffic and illegal commercialization of drugs (Law N° 23,737)

b) Crimes related to arms traffic (Law N° 22,415);

c) Crimes related to illegal association of terrorist association

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

The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, non-profits organizations, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”; (ii) reporting any suspicious activity or operation and (iii) acting according the Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Money Laundering Law.

On May 8, 2009, and in its capacity as obliged subject under the rules enacted by UIF, the CNV issued Resolution N° 554 which incorporated within the exchange market many provisions aimed at comply with money laundering prevention pursuant to Law N° 25,246, as amended. In that regard, such resolution established that any entity subject to the supervision of CNV could only take part in securities transactions if they were ordered by parties that were registered or domiciled in jurisdictions not included in the list of tax havens detailed in Decree N° 1344/98. Furthermore, the Resolution provided that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the CNV, were allowed only if such agency has signed a memorandum of mutual understanding with the CNV.

On February 2, 2012, Resolution N° 554 was replaced by Resolution N° 602 so as to adapt and complement the instructions issued by UIF applying to the entities under the supervision of CNV, including some payment modalities and control proceedings for the reception and deliver of funds to the clients, fixing amounts and instruments to be used. Moreover, such resolution updated the reference to the Decree which referred to tax havens (N° 1,037).

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derive from the enactment of the Capital Markets Law and the CNV Rules, which stablished a new regime for the public offer of securities, CNV issued a new re-arranged text of its rules. Through the CNV Rules, the CNV incorporates a new chapter of Money Laundering and Terrorist Financing including dispositions related to the fulfillment of duties to be complied by “Agentes de Negociación”, “Agentes de Liquidación y Compensación”, “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva”, considered as obliged subject under the terms of sections 4, 5 and 22 of article 20 of Law N° 25,246. Such agents are obliged to comply with any provision arising from Law N° 25,246 and its amendments, regulations enacted by UIF, including decrees of National Executive Power with reference to the decisions adopted by the United Nations Security Council, in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de Custodia de Productos de Inversión Colectiva (Sociedades Depositarias de Fondos Comunes de Inversión”); “Agentes de corretaje”, “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

Those subjects must send by internet (through the online application of CNV) their tax identification number. Additionally, in case of companies, it must be informed the personal data of the “Compliance Officer” (both regular and alternate).

The CNV Rules provide that the subjects under their jurisdiction, may only take action to transactions in the scope of public offering of securities, stipulated, future or optional contracts of any nature and other instruments and financial products when made or directed by registered, domiciled or domestic subjects or those who reside in dominions, jurisdictions, territories or associated states that appear included in the list of cooperating countries provided in article 2º, subsection b) of Decree N° 589/2013.

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

E. Taxation

United States Taxation

The following summary describes the material United States federal income tax consequences of the ownership of common shares and GDSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that hold the common shares or GDSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

▪	a bank;

▪	a dealer in securities or currencies;

▪	a financial institution;

▪	a regulated investment company;

▪	a real estate investment trust;

▪	an insurance company;

▪	a tax exempt organization;

▪	a person holding the common shares or GDSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

▪	a trader in securities that has elected the mark-to-market method of accounting for your securities;

▪	a person liable for alternative minimum tax;

▪	a person who owns or is deemed to own 10% or more of the voting stock of our company;

▪	a partnership or other pass –through entity for United States federal income tax purposes; or

▪	a person whose “functional currency” is not the U.S. Dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. In addition, this summary is based, in part, upon representations made by the GDS depositary to us and assumes that the deposit agreement governing the GDSs, and all other related agreements, will be performed in accordance with their terms.

As used herein, the term “U.S. Holder” means a beneficial owner of common shares or GDSs that is for United States federal income tax purposes:

▪	an individual citizen or resident of the United States;
▪	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

▪	an estate the income of which is subject to United States federal income taxation regardless of its source; or

▪
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If a partnership holds common shares or GDSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common shares or GDSs, you should consult your tax advisors.

IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON SHARES OR GDSS YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

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

Passive Foreign Investment Company

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2015, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION .

 Income tax

Law N° 26,893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced several amendments to Income Tax Law N° 20,628 in connection with, among others, the taxation of dividend distributions and gains derived from transfers of shares and other securities, including the derogation of Section 78 of Decree N° 2,284/1991, which provided that foreign holders with no permanent establishment in Argentina were exempt from paying income tax on the capital gains arising from the sale or other disposition of shares or GDSs.

On February 7, 2014, the Executive Branch issued Decree N° 2,334/13, which regulates Law N° 26,893.

The changes introduced by Law N° 26,893 are effective as from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

Taxation on Dividends

Until Law N° 26,893 became effective, dividends, whether in cash, in shares or in kind, approved by our shareholders were not subject to income tax withholding except for the application of the “Equalization Tax” described below.

 From the effectiveness of Law N° 26,893, dividends are subject to an income tax withholding (the “Dividend Tax”) at a 10% rate on the amount of such dividends in respect of both Argentine and non-Argentine resident shareholders. However, dividends received by Argentine entities (generally entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) are not subject to the 10% tax .

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

Taxation on Capital Gains

From the effectiveness of Law N° 26,893 income from sale, exchange, disposition or transfer of common shares or GDSs is subject to income tax, irrespective of the person that obtains such income, exception made of transactions made by resident individuals involving common shares and other securities that are listed on securities exchanges or markets and/or authorized to be offered to the public.

Resident individuals

           Capital gains obtained by resident individuals from the sale of common shares and other securities are subject to income tax at a 15% rate on net income, unless such securities were traded in stock markets and/or have public offering authorization, in which case an exemption applies. The amendments introduced by the implementing Decree N° 2,334/13 state that the exemption includes income derived from the sale of common shares and other securities made through a stock exchange market duly authorized by Argentine Securities (Comisión Nacional de Valores, or “CNV”).

         It is not clear whether the term “includes” (as used in the implementing Decree 2334/2013) means that the exemption only refers to sales of securities made through a stock exchange market duly authorized by the CNV or whether the implementing Decree 2334/2013 intended to clarify that such sales were just one of the possibilities that may be covered by the exemption (in addition to publicly offering authorized securities, as provided in the Argentine Income Tax Law). Certain qualified tax authorities have publicly opined that the exemption exclusively refers to sales of securities made through a stock exchange market duly authorized by the CNV.

Losses arising from the sale, exchange or other disposition of common shares or GDSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carryover period.

Foreign beneficiaries

Capital gains obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of common shares are subject to income tax, as the abovementioned exemption for shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of common shares by foreign beneficiaries is subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller´s election. However there is currently no regulation under Argentine law with respect to how this election is made. When both the seller and the buyer are non-residents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred. However, as of the date of this annual report, no regulations have been issued stipulating the withholding and payment mechanism that the non-resident buyer should follow.

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

Personal Assets Tax

           Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares. The applicable tax rate is 0.5% and is levied on the proportional net worth value (valor patrimonial proporcional), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2014. There can be no assurance that in the future this tax will be absorbed by us.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta, IGMP)

Entities domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps. 200,000. Nevertheless, common shares and GDSs issued by entities subject to such tax are exempt from the IGMP.

Turnover Tax

The gross turnover tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of common shares and GDSs, and/or the collection of dividends at an average rate of 6%, unless an exemption is applicable. In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax.

 There is no gross income tax withholding system applicable to the payments made to foreign beneficiaries.

Stamp Tax

Stamp tax is a local tax that is generally levied on the formal execution of onerous transactions within a certain provincial jurisdiction or outside a certain provincial jurisdiction but with effects in such jurisdiction; therefore, the rules of the relevant provincial jurisdiction should be considered for the issuance of instruments which implement onerous transactions (including issuance, subscription, placement and transfer) involving the common shares or GDSs, executed in those jurisdictions, or with effects in those jurisdictions.

Notwithstanding, for the City of Buenos Aires, any instrument related to the transfer of common shares which public offering is authorized by the CNV is exempt from this tax.

Tax on Credits and Debits in Bank Accounts

Credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. Owners of bank accounts subject to the general 0.6% rate may consider 34% of the tax paid upon credits to such bank accounts as a tax credit while taxpayers subject to the 1.2% rate may consider 17% of all tax paid upon credits to such bank accounts as a credit. Such amounts can be utilized as a credit for income tax or tax on presumed minimum income.

Other Taxes

           There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or GDSs. The provinces of Buenos Aires and Entre Ríos establish a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our shares could be subject to this tax. In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

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

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our GDS program and incurred by us in connection with the program (such as NASDAQ listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2014 for an amount of US$ 62,586.5, net of taxes.

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

 A. Fair Price Provision
At our annual meeting held on October 30, 2000, our shareholders approved an amendment to our bylaws which included the adoption of a fair price provision (the “Fair Price Provision”). On March 8, 2002 our shareholders decided to make a new amendment to Article Nine of our bylaws including, among others, an increase in the minimum percentage of capital obliged to comply with the Fair Price Provision, from twenty percent (20%) to thirty five percent (35%), according to Decree N° 677/2001. On October 10, 2007, our shareholders decided to make a new amendment to Article Nine of our bylaws, to include the control concept under Decree N° 677/2001, which provides for the effective control regularly held in addition to the legal control.

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

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2015. Based upon this evaluation our Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

We have been unable to obtain financial statements for IDBD for the year ended December 31, 2014 audited in accordance with U.S. GAAS that may be required to be included in this Annual Report on Form 20-F by Rule 3-09. As of June 30, 2015, we held 49% of IDBD and, as such, we did not control IDBD and did not have the power to direct IDBD or its management to provide us with such audited consolidated financial statements. In reliance on Rule 12b-21 promulgated under the Exchange Act we have provided unaudited consolidated financial statements for IDBD for the year ended December 31, 2014, which do not comply with Rule 3-09. As a result of including such financial information, we do not believe that the omission of the audited consolidated financial statements in accordance with Rule 3-09 will have a material impact on a reader’s understanding of our financial condition or our results of operations.

We are in the process of requesting a waiver from the SEC for filing the audited consolidated financial statements of IDBD for the year ended December 31, 2014 as may be required by Rule 3-09. We cannot provide you with any assurances that we will obtain this waiver. If the SEC does not grant this waiver to us, we will have to file an amendment to this annual report including the financial statements of IDBD for the year ended December 31, 2014 audited in accordance with U.S. GAAS as soon as such financial statements become available.

B.	Management´s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our Internal Control over Financial Reporting includes a series of procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with International Financial Reporting Standards and includes  those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards and that a company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, Internal Control over Financial Reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (1992). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2015.

       Remediation of Prior Year Material Weakness

We have previously disclosed in our annual report on Form 20-F for the year ended June 30, 2014 that we and our independent registered public accounting firm identified the following material weakness. The material weakness related to the failure to effectively interpret the impact of significant, non-routine complex contractual clauses associated with the investment in the associate IDBD.

A material weakness is a deficiency, or combination of deficiencies, in Internal Control over Financial Reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We have undertaken the following remedial steps to address the material weakness:

•   Hired additional qualified accounting personnel versed in the technical requirements of IFRS at the subsidiary level to interpret, analyze and account for significant complex contractual provisions;

•   Implemented a process to collect and consolidate all material contractual provisions at the subsidiary level to assist in the appropriate evaluation and documentation requirements required by IFRS;

•   Implemented additional review by management to confirm proper identification, analysis and implementation of relevant accounting standards going forward; and

•   Trained personnel at both corporate and subsidiary levels to better assess and evaluate contractual provisions and the impact of derivative financial instruments.

We have implemented and executed these actions above as part of our remediation plans and we have successfully tested them. As of June 30, 2015, we have concluded that the material weakness described in our annual report on Form 20-F for the year ended June 30, 2014 has been remediated.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2015 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of PricewaterhouseCoopers International Limited-, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

         Other than the implementation and refinement of the controls necessary to remediate the previous year’s material weakness, there was no change in our internal control over financial reporting occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

C. Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2015 and 2014, we were billed a total amount of Ps. 7.4 million and Ps. 5.8 million respectively, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal years ended June 30, 2015 and 2014, no audit-related services were provided.

Tax Fees

During the fiscal year ended June 30, 2015 and 2014, we were billed a total amount of Ps. 0.01 million and Ps. 0.02 million, respectively for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended June 30, 2014 and June 30, 2013 we were billed for professional services rendered by our principal accountants, including fees mainly related to special assignments and courses, a total amount of Ps.0 million and Ps. 0.1 million, respectively.

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

G. Corporate Governance

Compliance with NYSE listing standards on corporate governance

NYSE and Argentine Corporate Governance Requirements

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Argentine Corporation Law, Capital Markets Law Nº 26,831 and the Rules of the CNV, as well as by our bylaws. We have securities that are registered with the Securities and Exchange Commission and are NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies (a “NYSE-listed” company).

NYSE-listed non-U.S. companies that are categorized as “Foreign Private Issuers” may, in general, follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements (the “NYSE Sections”) codified in Section 303A of the NYSE’s Listed Company Manual. However, Foreign Private Issuers must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b) and 303A.12(c). Foreign Private Issuers must comply with Section 303A.06 prior to July 31, 2005 and with Sections 303A.11 and 303A.12(b) prior to the first annual meeting of shareholders held after January 15, 2004, or by October 31, 2004.

NYSE Section 303A.11 requires that Foreign Private Issuers disclose any significant ways in which their corporate governance practices differ from U.S. companies under NYSE standards. A Foreign Private Issuer is simply required to provide a brief, general summary of such significant differences to its U.S. investors either 1) on the company’s website (in English) or 2) in Form 20-F as distributed to their U.S. investors. In order to comply with Section 303A.11, we have prepared and have updated the comparison in the table below.

 The most relevant differences between our corporate governance practices and NYSE standards for listed companies are as follows:

NYSE Standards for U.S. companies Listed Companies Manual Section 303.A	IRSA’s Corporate Practices

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

CNV standards (former General Resolution N° 400 and now General Resolucion 622/2013, as amended) for purposes of identifying an independent director are substantially similar to NYSE’s standards. CNV standards provide that independence is required with respect to the company itself and to its shareholders with direct or indirect material holdings (35% or more). To qualify as an independent director, such person must not perform executive functions within the company. Close relatives of any persons who would not qualify as “independent directors” shall also not be considered “independent.” When directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent.

Section 303A.03 Non-management directors must meet at regularly scheduled executive meetings not attended by management.
Neither Argentine law nor our by-laws require that any such meetings be held.

Our board of directors as a whole is responsible for monitoring the company’s affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of a company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics) which is responsible for monitoring legal compliance by a company under Argentine law and compliance with its by-laws.

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

Section 303A.05(b). The “Compensation Committee” shall have a written charter addressing the committee’s purpose and certain minimum responsibilities as set forth in Section 303A.05(b)(i) and (ii).	Neither Argentine law nor our by-laws require the formation of a “Compensation Committee.”
NYSE Standards for U.S. companies Listed Companies Manual Section 303.A	IRSA’s Corporate Practices

Section 303A.06 Listed companies must have an “Audit Committee” that satisfies the requirements of Rule 10 A-3 under the 1934 Exchange Act (the “Exchange Act”). Foreign private issuers must satisfy the requirements of Rule 10 A-3 under the Exchange Act as of July 31, 2005.

Pursuant to the Capital Markets Law and the Rules of the CNV, from May 27, 2004 we have appointed an “Audit Committee” composed of three of the members of the Board of Directors. Since December 21, 2005 all of its members are independent as per the criteria of Rule 10 A-3 under the Exchange Act.

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

 H. Mine Safety Disclosures

This section is not applicable.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	Financial Statements

Reference is made to pages F-1 through F-305

Index to Financial Statements (see page F-1).

ITEM 19.	Exhibits

INDEX OF EXHIBITS

Exhibit N°	Description of Exhibit

1.1*	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.

1.2****	English translation of the amendment to the bylaws.

1.3**********	Amended and restated English translation of the bylaws.

2.1*	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.

2.2*	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).

2.3*	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.

2.4*	Offering Circular, dated March 24, 2000, regarding the issuance of Ps. 85,000,000 of our 14.875% Notes due 2005.

2.5****
Indenture dated May 11, 2007, between us as Issuer, The Bank of New York as trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina for the US$ 200,000,000 Global Note Program for Notes due no less than 30 days from date of original issue.

4.1**	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.

4.2****	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007

4.3*****	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.

4.4******	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.

4.5*******	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.

4.6********	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.

4.7*********	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012

4.8**********	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.

4.9***********	English translation of the Second Amendment to the exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo, dated February 24, 2014.

4.10	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.

8.1	List of Subsidiaries

11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consolidated financial statements of IDBD Development Corporation Ltd. as of and for the year ended December 31, 2014 unaudited (not in accordance with U.S. GAAS).

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File N° 000-30982).
**	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File N° 000-30982).
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 27, 2007.
*****	Incorporated herein by reference to the annual report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 30, 2008.
******	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2009.
*******	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2010.
********	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on December 28, 2011.
*********	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on October 26, 2012.
**********	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA Inversiones y Representaciones Sociedad Anónima

Date November 17, 2015	By:	/s/ Matias I. Gaivironsky
Name Matías I. Gaivinronsky
Title Chief Financial Officer

IRSA Inversiones y Representaciones Sociedad Anónima

IRSA Inversiones y Representaciones Sociedad Anónima

  Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2015 and June 30, 2014, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2015, based on criteria established in Internal Control - Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in accompanying Management’s Annual Report on Internal Control Over Financial Reporting under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PRICE WATERHOUSE & Co. S.R.L.

By:/s/Eduardo A. Loiácono(Partner)

Eduardo A. Loiácono

Buenos Aires, Argentina

November 17, 2015

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated statements of financial position

as of June 30, 2015 and 2014

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

 ASSETS

 Note

 06.30.2015

 06.30.2014

 Non- Current Assets

 Investment properties

 10

3,490,077

3,269,595

 Property, plant and equipment

 11

243,134

220,013

 Trading properties

 12

128,104

130,657

 Intangible assets

 13

127,409

124,085

 Investments in associates and joint ventures

 8,9

2,550,946

2,260,805

 Deferred income tax assets

 27

52,810

368,641

 Income tax and minimum presumed income tax ("MPIT") credit

108,522

110,185

 Trade and other receivables

 17

115,141

92,388

 Investments in financial assets

 18

702,503

274,716

 Derivative financial instruments

 19

206,407

-

 Total Non-Current Assets

7,725,053

6,851,085

 Current Assets

 Trading properties

 12

3,300

4,596

 Inventories

 14

22,770

16,963

 Restricted assets

 16

9,424

-

 Income tax and minimum presumed income tax ("MPIT") credit

19,009

15,866

 Assets held for sale

 42

-

1,357,866

 Trade and other receivables

 17

1,150,070

706,846

 Investments in financial assets

 18

295,409

234,107

 Derivative financial instruments

 19

29,158

12,870

 Cash and cash equivalents

 20

375,180

609,907

 Total Current Assets

1,904,320

2,959,021

 TOTAL ASSETS

9,629,373

9,810,106

 SHAREHOLDERS' EQUITY

 Capital and reserves attributable to equity holders of the parent

 Share capital

574,451

573,771

 Treasury stock

4,225

4,905

 Inflation adjustment of share capital and treasury stock

123,329

123,329

 Share premium

793,123

793,123

 Additional paid-in capital from treasury stock

7,233

-

 Cost of treasury stock

(33,729
)

(37,906
)

 Changes in non-controlling interest

(5,659
)

(21,808
)

 Reserve for share-based compensation

 26

63,824

53,235

 Legal reserve

116,840

116,840

 Special reserve

3,824

375,487

 Reserve for new developments

-

413,206

 Cumulative translation adjustment

274,667

398,931

 Accumulated deficit

(40,414
)

(784,869
)

 Total capital and reserves attributable to equity holders of the parent

1,881,714

2,008,244

 Non-controlling interest

376,644

548,352

 TOTAL SHAREHOLDERS' EQUITY

2,258,358

2,556,596

 LIABILITIES

 Non-Current Liabilities

 Trade and other payables

 21

254,628

202,652

 Borrowings….…………

 24

3,736,028

3,756,003

 Derivative financial instruments

 19

265,056

320,847

 Deferred income tax liabilities

 27

51,440

345,607

 Salaries and social security liabilities

 22

2,220

3,749

 Provisions

 23

374,121

205,228

 Total Non-Current Liabilities

4,683,493

4,834,086

 Current Liabilities

 Trade and other payables

 21

895,996

678,725

 Income tax and minimum presumed income tax ("MPIT") liabilities

135,380

64,677

 Liabilities held for sale

 42

-

806,612

 Salaries and social security liabilities

 22

122,606

99,276

 Derivative financial instruments

 19

245,088

14,225

 Borrowings

 24

1,236,940

737,477

 Provisions

 23

51,512

18,432

 Total Current Liabilities

2,687,522

2,419,424

 TOTAL LIABILITIES

7,371,015

7,253,510

 TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES

9,629,373

9,810,106

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

 By:

/s/

Name

Title

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated statements of income

for the fiscal years ended June 30, 2015, 2014 and 2013

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

 Note

06.30.2015

06.30.2014

06.30.2013

 Income from sales, rents and services

 30

2,515,421

2,108,874

1,592,890

 Income from expenses and collective promotion fund (“FPC”)

 30

887,208

736,302

594,290

 Costs

 31

(1,510,574
)

(1,354,493
)

(1,087,611
)

 Gross Profit

1,892,055

1,490,683

1,099,569

 Gain from disposal of investment properties

 3,10

1,162,770

235,507

183,767

 General and administrative expenses

 32

(374,481
)

(296,928
)

(194,841
)

 Selling expenses

 32

(193,470
)

(146,236
)

(106,125
)

 Other operating results, net

 34

28,488

(45,870
)

93,268

 Profit from operations

2,515,362

1,237,156

1,075,638

 Share of loss of associates and joint ventures

 8,9

(1,022,861
)

(413,771
)

(7,391
)

 Profit before financial results and income tax

1,492,501

823,385

1,068,247

 Finance income

 35

137,114

131,509

119,525

 Finance costs

 35

(1,107,173
)

(1,726,875
)

(772,412
)

  Other financial results

 35

35,893

(123,903
)

14,695

  Financial results, net

 35

(934,166
)

(1,719,269
)

(638,192
)

 Profit / (Loss) before income tax

558,335

(895,884
)

430,055

 Income tax

 27

(488,266
)

64,267

(132,847
)

 Profit / (Loss) for the year

70,069

(831,617
)

297,208

 Attributable to:

 Equity holders of the parent

(41,193
)

(786,487
)

238,737

 Non-controlling interest

111,262

(45,130
)

58,471

 Profit / (Loss) per share attributable to equity holders of the parent during the year (Note 36):

 Basic

(0.07
)

(1.37
)

0.41

 Diluted

(0.07
)

(1.37
)

0.41

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

 By:

/s/

Name

Title

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Comprehensive Income

for the fiscal years ended June 30, 2015, 2014 and 2013

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

06.30.2015

06.30.2014

06.30.2013

 Profit / (Loss) for the year

70,069

(831,617
)

297,208

 Other comprehensive income:

 Items that may be reclassified subsequently to profit or loss:

 Currency translation adjustment

(108,097
)

442,844

56,799

 Other comprehensive income for the year (i)

(108,097
)

442,844

56,799

 Total comprehensive income for the year

(38,028
)

(388,773
)

354,007

 Attributable to:

 Equity holders of the parent

(165,457
)

(438,332
)

287,926

 Non-controlling interest

127,429

49,559

66,081

 (i)

 Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

 By:

/s/

Name

Title

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated statements of changes in shareholders’ equity

for the fiscal years ended June 30, 2015, 2014 and 2013

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

 Attributable to equity holders of the parent

 Share capital

 Treasury stock

 Inflation

 adjustment

 of share capital

 and treasury

 stock (2)

 Share premium

 Additional paid-in capital from treasury stock

 Cost of

 treasury

 stock

 Changes in

 non-controlling interest

 Reserve for share-based compensation

 Legal reserve

 Special reserve

 (1)

 Reserve for new development

 Cumulative translation adjustment

 Accumulated deficit

 Subtotal

 Non-controlling interest

 Total shareholders' equity

 Balance at June 30, 2014

573,771

4,905

123,329

793,123

-

(37,906
)

(21,808
)

53,235

116,840

375,487

413,206

398,931

(784,869
)

2,008,244

548,352

2,556,596

 Profit for the year

-

-

-

-

-

-

-

-

-

-

-

-

(41,193
)

(41,193
)

111,262

70,069

 Other comprehensive income for the year

-

-

-

-

-

-

-

-

-

-

-

(124,264
)

-

(124,264
)

16,167

(108,097
)

 Total comprehensive income for the year

-

-

-

-

-

-

-

-

-

-

-

(124,264
)

(41,193
)

(165,457
)

127,429

(38,028
)

 Reversal of reserve for new developments – Shareholders’ meeting held 06.19.14

-

-

-

-

-

-

-

-

(371,663
)

(413,206
)

-

784,869

-

-

-

 Reserve for share-based compensation

-

-

-

-

-

-

-

21,999

-

-

-

-

-

21,999

-

21,999

 Equity-settled compensation plan

680

(680
)

-

-

7,233

4,177

-

(11,410
)

-

-

-

-

-

-

-

-

 Capital reduction

-

-

-

-

-

-

-

-

-

-

-

-

-

-

(228,101
)

(228,101
)

 Changes in non-controlling interest

-

-

-

-

-

-

16,149

-

-

-

-

-

-

16,149

(21,899
)

(5,750
)

 Reimbursement of expired dividends

-

-

-

-

-

-

-

-

-

-

-

-

779

779

34

813

 Distribution of dividends of subsidiaries

-

-

-

-

-

-

-

-

-

-

-

-

-

-

(65,085
)

(65,085
)

 Capital contribution of non-controlling interest

-

-

-

-

-

-

-

-

-

-

-

-

-

-

15,914

15,914

 Balance at June 30, 2015

574,451

4,225

123,329

793,123

7,233

(33,729
)

(5,659
)

63,824

116,840

3,824

-

274,667

(40,414
)

1,881,714

376,644

2,258,358

The accompanying notes are an integral part of these Consolidated Financial Statements.

 (1)

 Related to CNV General Resolution N° 609/12. See Note 29.

 (2)

 Includes Ps. 901 of Inflation adjustment treasury stock. See Note 29.

IRSA Inversiones y Representaciones Sociedad Anónima

 By:

/s/

Name

Title

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated statements of changes in shareholders’ equity

for the fiscal years ended June 30, 2015, 2014 and 2013

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

 Attributable to equity holders of the parent

 Share capital

 Treasury stock

 Inflation

 adjustment of

 share capital and treasury stock (2)

 Share

 premium

 Cost of

 treasury

 stock

 Changes in

 non-controlling interest

 Reserve for share-based compensation

 Legal reserve

 Special reserve

 (1)

 Reserve for new development

 Cumulative translation adjustment

 Retained earnings /

 Accumulated Deficit

 Subtotal

 Non-controlling interest

 Total shareholders' equity

 Balance at July 1st, 2013

578,676

-

123,329

793,123

-

(20,782
)

8,258

85,140

395,249

492,441

50,776

239,328

2,745,538

385,151

3,130,689

 Loss for the year

-

-

-

-

-

-

-

-

-

-

-

(786,487
)

(786,487
)

(45,130
)

(831,617
)

 Other comprehensive income for the year

-

-

-

-

-

-

-

-

-

-

348,155

-

348,155

94,689

442,844

 Total comprehensive income for the year

-

-

-

-

-

-

-

-

-

-

348,155

(786,487
)

(438,332
)

49,559

(388,773
)

 Distribution of retained earnings approved by Shareholders’ meeting held  10.31.13

-

-

-

-

-

-

-

31,700

(19,762
)

-

-

(11,938
)

-

-

-

 Reversal of reserve for new developments – approved by Shareholders’ meeting held 10.31.13

-

-

-

-

-

-

-

-

-

(22,610
)

-

22,610

-

-

-

 Dividends distribution – approved by Shareholders’ meeting held 10.31.13

-

-

-

-

-

-

-

-

-

-

-

(250,000
)

(250,000
)

-

(250,000
)

 Reversal of reserve for new developments – approved by Shareholders’ meeting held  06.19.14

-

-

-

-

-

-

-

-

-

(56,625
)

-

56,625

-

-

-

 Reserve for share-based compensation  (Note 26)

-

-

-

-

-

-

44,977

-

-

-

-

-

44,977

(287
)

44,690

 Purchase of Treasury stock

(4,905
)

4,905

-

-

(37,906
)

-

-

-

-

-

-

-

(37,906
)

-

(37,906
)

 Distribution of share capital of subsidiaries

-

-

-

-

-

-

-

-

-

-

-

-

-

(4,163
)

(4,163
)

 Changes in non-controlling interest (Note 3)

-

-

-

-

-

(1,026
)

-

-

-

-

-

-

(1,026
)

(182
)

(1,208
)

 Reimbursement of expired dividends

-

-

-

-

-

-

-

-

-

-

-

1,618

1,618

72

1,690

 Dividends distribution – approved by Shareholders’ meeting held 06.19.2014

-

-

-

-

-

-

-

-

-

-

-

(56,625
)

(56,625
)

-

(56,625
)

 Dividends distributed by subsidiaries

-

-

-

-

-

-

-

-

-

-

-

-

-

(20,837
)

(20,837
)

 Capital contribution of non-controlling interest

-

-

-

-

-

-

-

-

-

-

-

-

-

139,039

139,039

 Balance at June 30, 2014

573,771

4,905

123,329

793,123

(37,906
)

(21,808
)

53,235

116,840

375,487

413,206

398,931

(784,869
)

2,008,244

548,352

2,556,596

The accompanying notes are an integral part of these Consolidated Financial Statements.

 (1)

 Related to CNV General Resolution N° 609/12. See Note 29.

 (2)

 Includes Ps. 1,045 of Inflation adjustment treasury stock. See Note 29.

IRSA Inversiones y Representaciones Sociedad Anónima

 By:

/s/

Name

Title

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated statements of changes in shareholders’ equity

for the fiscal years ended June 30, 2015, 2014 and 2013

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

 Attributable to equity holders of the parent

 Share capital

 Inflation

 adjustment of share capital

 Share

 premium

 Changes in

 non-controlling interest

 Reserve for share-based compensation

 Legal reserve

 Special reserve

 (1)

 Reserve for new developments

 Cumulative translation adjustment

 Retained earnings / Accumulated deficit

 Subtotal

 Non-controlling interest

 Total shareholders’ equity

 Balance at July 1st, 2012

578,676

274,387

793,123

(15,714
)

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

(86,662
)

-

-

-

 Reclassification of the deferred tax liability – Approved by Shareholders’ meeting held 10.31.12

-

(151,058
)

-

-

-

-

-

-

-

151,058

-

-

-

 Dividends distribution – approved by Shareholders’ meeting held 10.31.12

-

-

-

-

-

-

-

-

-

(180,000
)

(180,000
)

-

(180,000
)

 Dividends distribution of non-controlling interest

-

-

-

-

-

-

-

-

-

-

-

(27,045
)

(27,045
)

 Acquisition of non-controlling interest by business combination (Note 3)

-

-

-

-

-

-

-

-

-

-

-

102,723

102,723

 Cumulative translation adjustment for interest held before business combination (Note 3)

-

-

-

-

-

-

-

-

(12,915
)

-

(12,915
)

-

(12,915
)

 Distribution of share capital of subsidiaries

-

-

-

-

-

-

-

-

-

-

-

(152,102
)

(152,102
)

 Reserve for share-based compensation (Note 26)

-

-

-

-

5,663

-

-

-

-

-

5,663

193

5,856

 Reallocation General Resolution N° 609/12

-

-

-

-

-

-

395,249

-

-

(395,249
)

-

-

-

 Capital contribution of non-controlling interest

-

-

-

-

-

-

-

-

-

-

6,510

6,510

 Conversion of notes

-

-

-

-

-

-

-

-

-

-

-

126

126

 Changes in non-controlling interest

-

-

-

(5,068
)

-

-

-

-

-

-

(5,068
)

(1,798
)

(6,866
)

 Reimbursement of expired dividends

-

-

-

-

-

-

-

-

-

591

591

35

626

 Balance at June 30, 2013

578,676

123,329

793,123

(20,782
)

8,258

85,140

395,249

492,441

50,776

239,328

2,745,538

385,151

3,130,689

The accompanying notes are an integral part of these Consolidated Financial Statements.

 (1)

 Corresponds to CNV General Resolution N° 609/12. See Note 29.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated statements of cash flows

for the fiscal years ended June 30, 2015, 2014 and 2013

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

 Note

06.30.2015

06.30.2014

06.30.2013

 Operating activities:

 Cash generated by operations before income tax paid

 20

1,263,380

1,298,251

1,141,013

 Income tax and Minimum Presumed Income tax paid

(429,492
)

(276,272
)

(277,640
)

 Net cash generated by operating activities

833,888

1,021,979

863,373

 Investing activities:

 Capital contributions in associates and joint ventures

 8,9

(39,307
)

(20,059
)

(67,438
)

 Purchases of associates and joint ventures

 3,8,9

(1,241,562
)

(1,131,806
)

(25,899
)

 Purchases of investment properties

 10

(407,365
)

(264,853
)

(210,456
)

 Proceeds from sale of investment properties

2,446,685

402,139

127,688

 Purchases of property, plant and equipment

 11

(47,788
)

(23,224
)

(13,415
)

 Purchases of intangible assets

 13

(4,668
)

(11,739
)

(800
)

 Purchase of investments in financial assets

(2,933,606
)

(1,533,331
)

(950,913
)

 Proceeds from sale of investments in financial assets

2,339,172

1,647,674

1,197,240

 Advanced payments

(13,995
)

(29,647
)

(15,780
)

 Proceeds from sale of  joint ventures

55,843

22,754

-

 Acquisition of subsidiaries, net of cash acquired

 3

-

-

(117,874
)

 Interest received

95,051

10,166

18,399

 Loans granted to associates and joint ventures

-

(2,090
)

(41,591
)

 Dividends received

12,873

16,896

54,246

 Loans repayments received from associates and joint ventures

-

-

701

 Net cash used in investing activities

261,333

(917,120
)

(45,892
)

 Financing activities:

 Borrowings

606,258

501,770

646,750

 Repayments of borrowings

(963,900
)

(446,164
)

(206,390
)

 Payment of seller financing of shares

(105,861
)

(1,640
)

(10,910
)

 Acquisition of non-controlling interest in subsidiaries

(5,750
)

(1,208
)

(4,062
)

 Dividends paid

 29

(69,200
)

(113,251
)

(239,652
)

 Capital contribution of non-controlling interest

15,914

139,039

6,510

 Interest paid

(546,916
)

(414,932
)

(269,785
)

 Distribution of capital of subsidiaries

(228,101
)

(4,163
)

(152,102
)

 Repurchase of treasury stock

-

(37,906
)

-

 Payment of seller financing

(2,688
)

(1,871
)

(1,107
)

 Acquisition of derivative financial instruments

(110,848
)

(37,961
)

-

 Proceeds from derivative financial instruments

1,506

62,158

-

 Issuance of non-convertible notes

-

218,262

-

 Loans from associates and joint ventures

22,151

17,246

70,672

 Payments of borrowings from subsidiaries, associates and joint ventures

(2,250
)

(188,906
)

-

 Payment of non-convertible notes

-

(287,240
)

(146,192
)

 Net cash used in financing activities

(1,389,685
)

(596,767
)

(306,268
)

 Net (decrease) / increase in cash and cash equivalents

(294,464
)

(491,908
)

511,213

 Cash and cash equivalents at beginning of year

 20

609,907

796,902

259,169

 Foreign exchange on cash and cash equivalents

59,737

304,913

26,520

 Cash and cash equivalents at end of the year

 20

375,180

609,907

796,902

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

 1.

 The Group’s business and general information

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”, “the Company” / “Us” or “the Society”) was founded in 1943 and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. See Note 2.3 and 6 for a description of the Group’s companies and segments.

The Group’s real estate business operations are conducted primarily through IRSA and its principally subsidiary, IRSA Propiedades Comerciales (“IRSA CP” formerly Alto Palermo S.A.). Through IRSA and IRSA CP, the Group owns, manages and develops shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, and it entered the US real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels (see Note 3). Through IRSA or IRSA CP, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Consolidated Financial Statements to denote investment, development and/or trading properties activities.

During the fiscal year ended June 30,2014, the Group made an investment in the Israeli market, through Dolphin Fund Ltd (“DFL”) and Dolphin Netherlands B.V (“DN B.V” and together with DFL “Dolphin”), in an Israeli company, IDB Development Corporation Ltd. (“IDBD”), with an initial interest of 26.65%. As of June 30, 2015, the indirect interest in IDBD amounts to 49.0%. IDBD is one of the Israeli largest and most diversified investment groups, which is involved, through its subsidiaries, in several markets and industries, including real estate, retail, agribusiness, insurance, telecommunications, etc.; controlling or having non controlling interests in companies as: Clal Insurance (Insurance Company), Cellcom (Mobile phone services), Adama (Agrochemicals), Super-Sol (Supermarket), PBC (Real Estate), among others. IDBD is listed in Tel Aviv Stock Exchange (“TASE”) since May, 2014.

The activities of the Group’s segment “Financial operations and others” is carried out mainly through Banco Hipotecario S.A. (“BHSA”), where we have a 29.99% interest (without considering treasury shares of our own). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange (“BASE”). Besides that, the Group has a 43.15% interest in Tarshop S.A (“Tarshop”) which main activities are credit card and loan origination transactions.

IRSA’s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”). IRSA CP shares are listed and traded on both the BASE and the NASDAQ.

IRSA Inversiones y Representaciones Sociedad Anónima

 1.

 The Group’s business and general information (Continued)

Cresud S.A.C.I.F. y A. ("Cresud") is our ultimate parent company and is a corporation incorporated and domiciled in Argentina. The address of its registered office is 877 Moreno St., Floor 23, Autonomous City of Buenos Aires, Argentina.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

These Consolidated Financial Statements have been approved for issue by the Board of Directors on November 17, 2015.

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

The operating cycle for activities related to the Group’s investment property and hotels is 12 months. Therefore, current assets and current liabilities include the assets and liabilities that are either realized or settled within 12 months from the end of the fiscal year. The operating cycle of the Group’s trading property activities depends on each specific project, and a common cycle for all trading activities cannot be clearly defined. Generally, assets and liabilities related to the trading property activities are realized and settled in several years, ranging from 1 to 3 years or in some exceptional cases even longer. As a result, and for purposes of classification, the Group has assumed the operating cycle of its trading property activities to be 12 months.

IRSA Inversiones y Representaciones Sociedad Anónima

 2.

 Summary of significant accounting policies (Continued)

 (b)

 Current and non-current classification (Continued)

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

 (g)

 Use of estimates

The preparation of consolidated financial statements at a certain date requires making estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the year. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimations and significant judgments are described in Note 5.

IRSA Inversiones y Representaciones Sociedad Anónima

2.           Summary of significant accounting policies (Continued)

 2.2.

 New accounting standards

The following standards, amendments and interpretations have been issued by the IASB and by the IFRIC. Below we outline the standards, amendments and interpretations that may potentially have an impact on the Group at the time of application.

Amendments to IFRS 11 “Joint Arrangements”

On May 6, 2014, the IASB Board has released amendments to IFRS 11 “Joint Arrangements”, entitled “Accounting for acquisition of interests in joint operations (Amendment to IFRS 11)”. The amendments clarify accounting for such acquisitions where the business involves joint operations. Amendments become effective for the fiscal years beginning on or after January 1, 2016. It may be applied earlier. The Company has not yet assessed the impact that this standard shall have on its financial position and the results of its operations

Amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”

On May 12, 2014, the IASB has released amendments to the IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible assets” denominated “Clarification of acceptable methods of depreciation and amortization” (Amendments to IAS 16 and IAS 38)”. The amendments provide further guidance on the calculation of depreciation and amortization of property, plant and equipment and intangible assets. Amendments become effective for the fiscal years beginning on or after January 1, 2016. It may be applied earlier. The Company has not yet assessed the impact that this standard shall have on its financial position and the results of its operations

IFRS 15 “Revenues from contracts with customers”

On May 28, 2014, the IASB has published the new IFRS 15 “Revenue from contracts with customers” (IFRS 15) that replaces IAS 11 “Construction contracts”, IAS 18 “Revenue from ordinary operating activities”, IFRIC 13 “Customer loyalty programs”, IFRIC 15 “Agreements for the construction of real estate”, IFRIC 18 “Transfer of assets from customers” and SIC-31 “Revenue - Barter transactions involving advertising services”. IFRS 15 provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of obligations assumed with customers. IFRS 15 bases this principle on a single, five-step model that is developed extensively and in detail, including examples.

The new model of ordinary income applies to all contracts with customers, other than those covered by other IFRSs, such as leases, insurance and financial instruments contracts. The standard does not address recognition of interest or dividend income.

IFRS 15 becomes effective for all fiscal years beginning as from January 1st, 2017 and may be adopted earlier. Application is retroactive. On the balance sheet date, the Company has not yet assessed the impact that this standard shall have on its financial position and the results of its operations.

IRSA Inversiones y Representaciones Sociedad Anónima

2.           Summary of significant accounting policies (Continued)

 2.2.

 New accounting standards (Continued)

IFRS 9 “Financial Instruments”

On July 24, 2014, the IASB released the final version of IFRS 9 “Financial instruments”, which includes in one single standard all stages of the IASB project to replace IAS 39 “Financial instruments: Recognition and measurement”. Such stages are classification and measurement of financial instruments, impairment and accounting for hedging. This version adds a new impairment model based on expected losses and introduces some minor amendments to the classification and measurement of financial assets. The new standard replaces all previous versions of IFRS 9 and becomes effective for fiscal years starting on or after January 1st, 2018. It may be applied earlier.

The Group has adopted the first stages of IFRS 9 to the transition date.

IAS 27 Revised “Consolidated Financial Statements”

On August 12, 2014 the IASB has released an amendment to IAS 27 “Equity method in Separate Financial Statements”. The amendment reinstates the equity method as an option to account for investments in subsidiaries, joint ventures and associates in separate financial statements. The amendment becomes effective for fiscal years beginning on or after January 1st, 2016. It may be applied earlier.

Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” – Treatment afforded to sales or contributions of assets between an investor and its associate or joint venture

In September 2014, the IASB has released amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. The first amendment adds guidance on how to treat losses of control in subsidiaries that does not contain a business as established by IFRS 3 “Business combinations”, thus limiting the amount that may be reclassified from other comprehensive income to income for the year solely to the participation of other investors not related to the investor; it further provides how the residual participation in these investments should be valued, after such loss of control. In the second case, the modifications refer to the recognition of profits and losses resulting from upstream and downstream transactions, between an entity and its associates or joint ventures, when they involve assets that may constitute or not a business, as such is defined in IFRS 3.

Amendments become effective for fiscal years beginning on or after January 1st, 2016. The Group is currently assessing the potential impact of the amendments on its financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

2.           Summary of significant accounting policies (Continued)

 2.2.

 New accounting standards (Continued)

Cycle of annual improvements to IFRS: Amendments to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”; IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting”

In September 2014, the IASB, in its cycle of annual improvements, has released amendments to the following standards:

 •

IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”: A new classification category has been established for these assets and the amendment adds guidance on how to treat changes to disposal plans for those assets classified as held for sale.

 •

IFRS 7 “Financial Instruments: Disclosures”: It clarifies that amendments established in December, 2011 on offsetting financial assets and liabilities, and amendments established in September 2014 will be of retroactive application to annual fiscal years as from January 1, 2013, in the first case, and January 1, 2016 in the second case. In addition, it sets forth the specific disclosure requirements related to servicing contracts related to financial assets transferred.

   •

IAS 34 “Interim Financial Reporting”: It clarifies that supplementary information included in interim financial statements through cross reference with other statements or reference information should be available contemporaneously with such interim financial statements.

The amendments become effective for the fiscal years beginning on January 1, 2016. The Group is currently assessing the potential impact of the amendments on its financial statements.

Amendments to IFRS 10, IFRS 12 and IAS 28 – Investment Entities: Applying the Consolidation Exception:

In December 2014, the IASB has released amendments to IFRS 10 “Consolidated Financial Statements”; IFRS 12 “Disclosure of Interests in Other Entities” and IAS 28 “Investments in Associates and Joint Ventures”. These amendments refer to the treatment of the consolidation exception in the case of financial entities that measure all their investments in subsidiaries at fair value and for other entities covered by the standard.

Amendments become effective for fiscal years beginning on January 1st, 2016. The Group is currently assessing the potential impact of the amendments on its financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

2.           Summary of significant accounting policies (Continued)

2.2.        New accounting standards (Continued)

Amendments to IAS 1 – Presentation of Financial Statements

In December 2014, the IASB has released amendments to IAS 1 “Presentation of Financial Statements”. These amendments establish guidance on grouping significant items,  provides for the disclosure of relevant information for certain items and disclosures that are to be included in relation to accounting policies adopted by each entity and other additional disclosures in financial statements.

Amendments become effective for fiscal years beginning on January 1, 2016. The Group is currently assessing the potential impact of the amendments on its financial statements.

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

IRSA Inversiones y Representaciones Sociedad Anónima

2.           Summary of significant accounting policies (Continued)

2.3.        Scope of consolidation (Continued)

 (a)

 Subsidiaries (Continued)

IFRS 3 “Business combinations” allows up to 12 months finalizing the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, the Group reports provisional amounts.

The Group has elected to recognize acquisition of assets or group of assets carried out between entities under common control who also qualify as “Business Combination” according to IFRS 3, using acquisition method.

The Group recognizes any non-controlling interest in the acquire on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquire’s net assets. The Group chooses the method to be used on a case by case base.

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition-date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of income as “Bargain purchase gains”.

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

Ownership interest is shown considering ultimate percentage held by the Company. Subsidiaries are either controlled directly by the Company (i.e. IRSA CP), or indirectly by controlling the direct subsidiary, which in turn controls a first-tier subsidiary (i.e. Panamerican Mall S.A. through IRSA CP, that has an interest of 80%).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

			June 30, 2015		June 30, 2014		June 30, 2013
Name of the entity	Place of business / country of incorporation	Main activities (*)	% of ownership interest held by the Group	% of ownership interest held by the NCI (5)	% of ownership interest held by the Group	% of ownership interest held by the NCI (5)	% of ownership interest held by the Group	% of ownership interest held by the NCI (5)
Direct equity interest of IRSA:
IRSA CP	Argentina	Real estate	95.80%	4.20%	95.71%	4.29%	95.68%	4.32%
E-Commerce Latina S.A. (4)	Argentina	Investment	100.00%	-	100.00%	-	100.00%	-
Efanur S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Hoteles Argentinos S.A.	Argentina	Hotel	80.00%	20.00%	80.00%	20.00%	80.00%	20.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	-	100.00%	-	100.00%	-
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	23.66%	76.34%	23.66%	76.34%	23.66%
Palermo Invest S.A.	Argentina	Investment	100.00%	-	100.00%	-	100.00%	-
Ritelco S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Solares de Santa María S.A.	Argentina	Real estate	100.00%	-	100.00%	-	100.00%	-
Tyrus S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Unicity S.A.	Argentina	Investment	100.00%	-	100.00%	-	100.00%	-
Interest indirectly held through IRSA CP:
Arcos del Gourmet S.A.	Argentina	Real estate	86.22%	13.78%	86.14%	13.86%	86.12%	13.88%
Emprendimiento Recoleta S.A.	Argentina	Real estate	51.43%	48.57%	51.38%	48.62%	51.36%	48.64%
Fibesa S.A.	Argentina	Real estate	95.80%	4.20%	95.71%	4.29%	95.68%	4.32%
Panamerican Mall S.A.	Argentina	Real estate	76.64%	23.36%	76.57%	23.43%	76.55%	23.45%
Shopping Neuquén S.A.	Argentina	Real estate	95.38%	4.62%	94.95%	5.05%	94.80%	5.20%
Torodur S.A.	Uruguay	Investment	95.80%	4.20%	95.71%	4.29%	95.68%	4.32%

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.3.        Scope of consolidation (Continued)

(a)	Subsidiaries

			June 30, 2015		June 30, 2014		June 30, 2013
Name of the entity	Place of business / country of incorporation	Main activities (*)	% of ownership interest held by the Group	% of ownership interest held by the NCI (5)	% of ownership interest held by the Group	% of ownership interest held by the NCI (5)	% of ownership interest held by the Group	% of ownership interest held by the NCI (5)
Interest indirectly held through Tyrus S.A.:
Dolphin Fund Ltd (2) (3)	Bermuda	Investment	91.57%	8.43%	86.16%	13.84%	99.39%	0.61%
I Madison LLC	United States	Investment	100.00%	-	100.00%	-	100.00%	-
IRSA Development LP	United States	Investment	100.00%	-	100.00%	-	100.00%	-
IRSA International LLC	United States	Investment	100.00%	-	100.00%	-	100.00%	-
Jiwin S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Liveck S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Real Estate Investment Group LP (“REIG”)	Bermuda	Investment	64.01%	35.99%	64.01%	35.99%	64.01%	35.99%
Real Estate Investment Group II LP	Bermuda	Investment	80.54%	19.46%	80.54%	19.46%	80.54%	19.46%
Real Estate Investment Group III LP (3)	Bermuda	Investment	81.19%	18.81%	81.19%	18.81%	81.19%	18.81%
Real Estate Investment Group IV LP	Bermuda	Investment	100.00%	-	100.00%	-	100.00%	-
Real Estate Investment Group V LP	Bermuda	Investment	100.00%	-	100.00%	-	100.00%	-
Real Estate Strategies LLC	United States	Investment	100.00%	-	100.00%	-	100.00%	-
Interest indirectly held through Efanur S.A.:
Real Estate Strategies LP	Bermuda	Investment	66.83%	33.17%	66.83%	33.17%	66.83%	33.17%

(*)	Substantially all holding companies do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1)	The Group has consolidated the investment in Llao Llao Resorts S.A. considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.
(2)
The Group has consolidated its indirect interest in Dolphin Fund Ltd. (DFL) considering its exposure to variable returns coming from its investment in DFL and the nature of the relationship between the Group and the shareholders with right to vote of DFL.

(3)	Includes interest indirectly held through Ritelco S.A..
(4)	Includes interest indirectly held through Tyrus S.A..
(5)	Non controlling interest (NCI).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.3.	Scope of consolidation (Continued)

(a)	Subsidiaries

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant. In quantitative terms, the Group considers significant those that individually represent at least 20% of the total equity attributable to non-controlling interest in subsidiaries at the each year end. Therefore, in qualitative terms, are considered, among other factors, the specific risks to which each company is exposed to, their returns and the importance that each of them has for the Group.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

(d)	Associates (Continued)

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

For purposes of including the earnings of associates by applying the equity method, the Group uses financial statements of the associates as of the same date or a later date, provided the difference between the reporting date of the associate and that of the Group cannot be longer than three months. In these cases, the Group assesses and adjusts the results of such associates for material transactions or other material events occurred during the interim period.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

(d)	Associates (Continued)

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

(e)	Joint ventures (Continued)

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

Summarized financial information and other information for significant joint ventures are included in Note 8.

2.4.	Segment information

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.5.	Foreign currency translation (Continued)

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.6.	Investment properties (Continued)

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.	Summary of significant accounting policies (Continued)

2.6.	Investment properties (Continued)

Land and property under constructions are not depreciated. Depreciation of the remaining investment properties is calculated, based on a component approach, using the straight-line method over the estimated useful life of each component. The remaining useful life as of June 30, 2015 is as follows:

Shopping center portfolio	Between 3 and 25 years
Office and other rental properties	Between 9 and 29 years

As of each year-end an impairment test is performed on the recoverable value and/or residual useful life of assets. If there are any indicators of impairment, the recoverable amount and/or residual useful life of impaired asset(s) is computed, and an impairment adjustment is made, if applicable. The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at least at each financial year-end.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.7.        Property, plant and equipment

This category primarily comprises, buildings or portions of a building used for administrative purposes, machines, computers, and other equipment, motor vehicles, furniture, fixtures and fittings and improvements to the Group’s corporate offices.

The Group has also several hotel properties. Based on the respective contractual arrangements with hotel managers, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under “Property, plant and equipment”.

All property, plant and equipment (“PPE”) are stated at acquisition cost less depreciation and accumulated impairment, if any. El acquisition cost includes expenditure that is directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in conditions to start operating.

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized. The carrying amount of those parts that are replaced is derecognized. Repairs and maintenance are charged as incurred in the statement of income. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives. The remaining useful life as of June 30, 2015 is as follows:

Hotels buildings and facilities	Between 14 and 24 years
Other buildings and facilities	Between 15 and 30 years
Furniture and fixtures	10 years
Machinery and equipment	Between 3 and 10 years
Vehicles	5 years

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.7.           Property, plant and equipment (Continued)

As of each year-end an impairment test is performed on the recoverable value and/or residual useful life of assets. If there are any indicators of impairment, the recoverable amount and/or residual useful life of impaired asset(s) is computed, and an impairment adjustment is made, if applicable. On the balance sheet date, the residual useful life of assets is estimated and adjusted, if necessary.

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

A Group company is the lessee:

The Group acquires certain specific assets (especially machinery and computer equipment) under finance leases. Finance leases are capitalized at the commencement of the lease at the lower of the fair value of the property and the present value of the minimum lease payments. Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Liabilities corresponding to finance leases, measured at discounted value, are included in current and non-current borrowings.

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

At acquisition goodwill is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing (see Note 2.10). Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” in the statement of financial position.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.9.	Intangible assets (Continued)

(b)	Computer software (Continued)

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

The Group acquired certain rights to develop land and facilities for a determined period. These rights primarily comprise the right to develop the land and attached buildings and facilities known as Distrito Arcos (“Distrito”).

The Distrito land and attached facilities is owned by the Administration of Railway Infrastructure (“ADIF”), a governmental agency created for the management of certain State´s Properties, particularly assets pertaining to the railway system. The Arcos (or “Arches”) are the old warehouse and adjacent spaces below the tracks of the San Martin railway lines. The right was acquired as part of the Arcos acquisition and is carried at acquisition cost less accumulated amortization. Amortization is calculated using the straight-line method over the period in which the economic benefits from the use of the asset. The Group must pay ADIF a fee on a monthly basis.

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

If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are not reversed in a subsequent periods.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.10.      Impairment of assets (Continued)

(b) Property, plant and equipment, investment property and finite-life intangible assets (Continued)

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

Inventories primarily comprise supplies from hotel properties and other supplies and materials required to offer different services.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.12.	Inventories (Continued)

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

Accordingly with previous versions to the IFRS 9 (see Note 2.2) the Group classifies its financial assets in the following two categories: those to be measured subsequently at fair value and those to be measured at amortized cost. This classification depends on whether the financial asset is an equity investment or a debt.

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

As of June 30, 2015 and 2014, the Group’s financial assets at amortized cost comprise items of cash, trade and other receivables and investments in financial assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.13.	Financial instruments (Continued)

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

As of June 30, 2015 and 2014, the Group’s financial assets at fair value through profit or loss comprise derivative financial instruments, mutual funds, government bonds and public companies.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.13.	Financial instruments (Continued)

Equity investments (Continued)

(b)	Recognition and measurement (Continued)

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.13.	Financial instruments (Continued)

Equity investments (Continued)

(c) Impairment of financial assets (Continued)

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

Derivative financial instruments are initially recognized at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group manages exposures to various risks using hedging instruments that provide the appropriate economic outcome. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used put and call options, foreign-currency future contracts and interest rate swaps as deemed appropriate.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.14.	Derivative financial instruments and hedging activities (Continued)

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

As of June 30, 2015, this item is comprised by cash in guarantee directly associated with the sale of the office building for rental located at Madison Ave. 183, New York, U.S. (Note 42). According to the IFRS 9, this deposit account is to be accounted for as financial assets, and are initially recognized at fair value and then, at amortized cost.

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

In the case of larger non-homogeneous receivables, the impairment provision is calculated on an individual basis. When assessed individually, the Group records a provision for impairment which amounts to the difference between the value of the discounted expected future cash flows of the receivable  and its carrying amount, taking into account the existing collateral, if any. This provision takes into consideration the financial situation of the debtor, the resources, payment track-record and, if applicable, the value of collateral.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.17.	Trade and other receivables (Continued)

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

2.23.      Employee benefits (Continued)

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

The Group operates an incentive plan, under which certain selected employees, directors and top management of the Company, IRSA CP and CRESUD have a right to receive shares of IRSA and CRESUD depending on their employer company although they must remain with the employer entity for a certain period of time.

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

2.25.      Current income tax, deferred income tax and minimum presumed income tax (Continued)

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

2.27.     Revenue recognition (Continued)

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

2.27.     Revenue recognition (Continued)

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

2.27.      Revenue recognition (Continued)

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

2.27.     Revenue recognition (Continued)

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

2.27.      Revenue recognition (Continued)

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

2.32.       Comparative information

Balance items as of June 30, 2014 and 2013 shown in these financial statements for comparative purposes arise from Consolidated Financial Statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.           Summary of significant accounting policies (Continued)

2.33	Acquisition of assets carried out between entities under common control

The Group has elected to recognize acquisition of assets or group of assets carried out between entities under common control who also qualify as “Business Combination” according to IFRS 3, using acquisition method.

2.34	Total or partial disposal of foreign operation

The disposal of a Group’s interest in any foreign operation amounts to any reduction of such ownership interest in the operation. The Group may fully or partially dispose its interest in foreign operation through sale, liquidation or return of contributed capital.

In the case of total or partial disposals of foreign operations and once such disposal becomes effective, the Group proportionally reclassifies the disposal made, the accumulated exchange differences related to the foreign operations recognized under Other comprehensive income and accumulated under a separate item in shareholders’ equity.

3.	Acquisitions, dispositions, transactions and/or authorization pending approval

3.1.	Acquisitions and dispositions

Year ended June 30, 2015

Sale of investment properties

On July 7, 2014, IRSA signed the transfer deed for the sale of the 19th and 20th floors of the Maipú 1300 Building. The total price of the transaction was Ps. 24.7 million. Such transaction generated a gain before tax of approximately Ps. 21.0 million.

On September 29, 2014, the Group through its subsidiary Rigby 183 LLC (“Rigby 183”), finalized the sale of the Madison 183 Building, located in the city of New York, United States, in the sum of US$ 185 million, thus paying off the mortgage levied on the asset in the amount of US$ 75 million. Such transaction generated a gain before tax of approximately Ps. 296.5 million.

On October 8, 2014, the Group through IRSA signed the transfer deed for the sale of the 22nd and 23th floors of the Bouchard 551 Building. The total price of the transaction was Ps. 168.7 million. Such transaction generated a gain before tax of approximately Ps. 151.4 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

3.1.	Acquisition and disposals (Continued)

On October 22, 2014, the Group through IRSA signed the transfer deep for the sale of the 10th floor, two parking units of the Maipú 1300 Building and one parking unit of Libertador 498 Building. The total price of the transaction was Ps. 12.0 million. Such transaction generated a gain before tax of approximately Ps. 10.4 million.

On October 28, 2014, the Group through IRSA signed the transfer deed for the sale of 9th, 10th and 11th floors of the Bouchard 551 Building. The total price of the transaction was Ps. 279.4 million. Such transaction generated a gain before tax of approximately Ps. 240.5 million.

On November 7, 2014, the Group through IRSA signed the transfer deed for the sale of the 21st floor of the Bouchard 551 Building. The total price of the transaction was Ps. 75.6 million. Such transaction generated a gain before tax of approximately Ps. 66.7 million.

On December 10, 2014, the Group through IRSA signed the transfer deed for the sale of the 9th floor of the Maipú 1300 Building. The total price of the transaction was Ps. 12.5 million. Such transaction generated a gain before tax of approximately Ps. 11.0 million.

On May 5, 2015, the Group through IRSA CP has signed a bill of sale to transfer 8,470 square meters corresponding to nine offices floors and 72 parking units, of Intercontinental Plaza building. The transaction price was Ps. 376.4 million, which has already been fully paid. On June 30, 2015, the title deed was executed and the possession of the units previously mentioned was granted. Gross profit before tax of this operation amounted to Ps. 338.4 million.

On May 19, 2015, the Group through IRSA signed the transfer deed for the sale of the 15th floor of Maipú 1300 Building and one parking unit in Libertador 498 Building. The total price of the transaction was Ps. 13.5 million. Such transaction generated a gain before tax of approximately Ps. 11.9 million.

On June 5, 2015, the Group through IRSA signed the transfer deed for the sale of the 14th floor of Maipú 1300 Building. The total price of the transaction was Ps. 13.3 million. Such transaction generated a gain before tax of approximately Ps. 11.8 million.

All sales mentioned above led to a combined profit for the Group of Ps. 1,163 million, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

3.1.	Acquisition and disposals (Continued)

Decreased shareholding in Avenida Inc. (“Avenida”)

On July 18, 2014, the Group - through Torodur S.A. - exercised the warrant held associated to this investment and consequently its interest in Avenida increased to 6,172,840 shares or 35.46% of its capital stock. However, simultaneously, the Group’s holding was reduced to 23.01% as a result of the acquisition of 35.12% interest in the Company by a new investor at such date.

Subsequently, on September 2, 2014, Torodur S.A. sold 1,430,000 shares representing 5% of the Avenida’s capital stock in the amount of Ps. 19.1 million (US$ 2.3 million), thus reducing equity interest to 17.68% of its share capital. Such transaction generated a gain of Ps. 8.8 million which are shown in the line "Other operating results, net" in the income statements.

As a result of the sale of the interest, the Group no longer has significant influence in Avenida and therefore has ceased to recognize it as an investment in associates and began to consider it as a financial asset at fair value in the financial statements as of June 30, 2015.

Purchases of investment properties

On July 31, 2014, IRSA acquired from Cresud five plots of farmland of approximately 1,058 hectares located in the district of Luján and General Rodriguez, Province of Buenos Aires. The total price of the transaction was Ps. 210 million. Such property is disclosed in offices and other rental properties.

On May 6, 2015, the Group, through IRSA CP, acquired a plot of land located in Villa Cabrera, Córdoba. The price was agreed upon at Ps. 3.1 million, paid at the execution of the conveyance deed.

Acquisition of additional interest in BHSA

During the year ended June 30, 2015, the Group acquired 3,289,029 additional shares of BHSA in a total amount of Ps. 14.2 million, thus increasing its interest in such company from 29.77% to 29.99%, without consideration of Treasury shares.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

3.1.	Acquisition and disposals (Continued)

Investment in IDBD

On May 7, 2014, a transaction was closed whereby the Group, acting indirectly through Dolphin, acquired, jointly with C.A.A. Extra Holdings Limited, a non-related company incorporated under the laws of the State of Israel, controlled by Mordechay Ben Moshé (hereinafter, “ETH”), an aggregate number of 106.6 million common shares in IDBD representing 53.30% of its stock capital, under the scope of the debt restructuring of IDBD’s holding company, IDB Holdings Corporation Ltd. (“IDBH”), with its creditors (the “Arrangement”). Under the terms of the agreement entered into between Dolphin and E.T.H.M.B.M. Extra Holdings Ltd., a company controlled by Mordechay Ben Moshé, to which Dolphin and ETH acceded (the “Shareholders' Agreement”), Dolphin, acquired a 50% interest in this investment, while ETH acquired the remaining 50%. The total investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date. As of June 30, 2014, IRSA’s indirect interest in IDBD was approximately 23%.

Under the Arrangement, Dolphin and ETH agreed to participate on a joint and several basis in the capital increases resolved by IDBD’s Board of Directors in order to carry out its business plan for 2014 and 2015, in amounts of at least NIS 300 million in 2014 and NIS 500 million in 2015. As of June 30, 2014, Dolphin and ETH had contributed NIS 231.09 million of the commitment of NIS 300 million corresponding to the year 2014.

Moreover, as part of the Arrangement, Dolphin and ETH committed jointly and severally to make one or more tender offers (the “Tender Offers”) for the purchase of IDBD’s shares for a total amount of NIS 512.09 million (equivalent to approximately US$ 135.7 million at the exchange rate prevailing as of June 30, 2015), as follows: (i) by December 31, 2015 at least NIS 249.8 million for a price per share of NIS 7.798 (value as of June 30, 2015, subject to adjustment) and (ii) by December 31, 2016, for at least NIS 512.09 million, less the offer made in 2015, for a price per share of NIS 8.188 (value as of June 30, 2015, subject to adjustment). As security for the performance of the tender offers, a total of 28,020,191 shares of IDBD were pledged at the closing of the transaction.

On the other hand, the Arrangement provided that Dolphin and ETH had to pay on a joint and several basis to the creditors who are parties to the Arrangement an additional amount of NIS 100 million in the event that IDBD executed the sale of its interest in Clal Insurance Enterprises Holdings Ltd. (“Clal”) before December 31, 2014, provided that: (i) the sale price was not lower than NIS 4,200 million and (ii) the closing of the transaction took place before June 30, 2015, with IDBD having received as of such date a payment of not less than NIS 1,344 million (gross). As of December 31, 2014, IDBD had not executed the sale of its interest in Clal and accordingly this commitment undertaken by Dolphin and ETH became ineffective.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

3.1.	Acquisition and disposals (Continued)

On May 12, 2014, IDBD’s shares became listed on the “TASE”. Consequently, all the shares (including the pledged shares) were deposited in escrow with Bank Leumi Le-Israel as security in compliance with the lock-up provisions set forth in Chapter D of the TASE Regulations, which provide that initially listed shares may not be disposed of for a term of 18 months as from initial listing allowing the release of a 2.5% of the locked up shares per month beginning on the fourth month since the initial listing date.

Pursuant to the provisions of IDBD’s rights offering memorandum dated June 9, 2014, on June 26, 2014, a total of 1,332,500 rights to subscribe shares and warrants were granted by IDBD to Dolphin at a ratio of 1 for every 40 shares held, which were exercised on July 1, 2014. Later on, during IDBD’s rights issuance process, Dolphin and ETH acquired 0.89 million additional rights for NIS 2.83 million, equivalent to approximately US$ 0.83 million, out of which 50% corresponded to Dolphin and 50% to ETH, all in accordance with the terms of the Shareholders´ Agreement.

The rights offered by IDBD allowed to subscribe in July 2014 for 13 common shares of IDBD for a price of NIS 65 (NIS 5 per share) and 27 warrants, 9 of each series (series 1, 2 and 3) to be issued by IDBD, at no cost. Each warrant issued by IDBD would allow acquiring one common share in IDBD. Series 1 expired on November 1, 2014 and were exercisable at NIS 5.50 per warrant. Series 2 matured on May 1, 2015 and were exercisable at NIS 6 per warrant. Series 3 matures on December 1, 2015 and is exercisable at NIS 6.50 per warrant.

On July 1, 2014 Dolphin exercised all granted and acquired rights it held as of June 30, 2014 to acquire the additional shares in IDBD. As a result, Dolphin received 23.1 million shares and 16 million of each Series 1, 2 and 3 warrants. ETH held the same number of rights and acquired the same number of shares and warrants as Dolphin.

During the period from July 9 to July 14, 2014, Dolphin acquired through transactions in the open market 0.42 million shares and 0.34 million additional Series 2 warrants for NIS 1.77 million (equivalent to approximately US$ 0.52 million as of such date). 50% of such shares and Series 2 warrants were sold to ETH pursuant to the provisions of the Shareholders’ Agreement.

On November 2, 2014, Dolphin exercised 15,998,787 Series 1 warrants and ETH exercised its respective share of Series 1 warrants.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

3.1.	Acquisition and disposals (Continued)

On January 19, 2015, Dolphin acquired in the open market 94,000 shares in IDBD for a total amount of NIS 0.13 million (equivalent to US$ 0.03 million as of the purchase date) and subsequently sold 50% to ETH in accordance with the terms of the Shareholders´ Agreement. In addition, Dolphin acquired 42,564 shares in Discount Investment Corporation Ltd (“DIC”), IDBD's subsidiary, for NIS 0.24 million (equivalent to US$ 0.06 million as of the purchase date), 50% of which was offered to ETH under the terms of the Shareholders´ Agreement. This time ETH decided not to acquire 50% of such shares.

Furthermore, on January 19, 2015, IDBD issued a shelf offering report for subscription rights (the “Rights Offering”) for approximately NIS 800 million (the “Maximum Immediate Consideration”) pursuant to an irrevocable offer from Dolphin (as described in Note 9 to these financial statements), to grant on January 26, 2015, 1 right (the “New Right”) for every 25 shares held in IDBD. Each New Right would allow to subscribe on February 10, 2015 a number of 45 common shares in IDBD for NIS 68.04 (NIS 1.512 per share) and 20 Series 4 warrants, 19 Series 5 warrants and 17 Series 6 warrants issued by IDBD, at no cost. Each warrant issued by IDBD would allow acquiring a common share in IDBD. The Series 4 warrants expire on February 10, 2016 and are exercisable at NIS 1.663 per warrant. Series 5 warrants expire on February 12, 2017 and are exercisable at NIS 1.814 per warrant. Series 6 warrants expire on February 12, 2018 and are exercisable at NIS 1.966 per warrant.

As a result of the Rights Offering, on January 26, 2015, Dolphin received 3.7 million New Rights. ETH received the same number of New Rights. The Rights Offering shelf offering report also stipulated that on February 5, 2015 the rights received could be traded on the public market during such single day only.

In addition, on February 5, 2015, Dolphin acquired 2.05 million New Rights for a total amount of NIS 0.94 million (equivalent to US$ 0.24 million as of the purchase date), 50% of which was offered to ETH under the terms of the Shareholders´ Agreement. At this time ETH decided not to acquire 50% of such New Rights.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

3.1.	Acquisition and disposals (Continued)

On February 10, 2015 Dolphin exercised all New Rights received and acquired on the market. As a result, Dolphin received 258,970,184 shares, 115,097,859 Series 4 warrants, 109,342,966 Series 5 warrants and 97,833,180 Series 6 warrants. ETH did not exercise any of the New Rights it held. On such same date, Dolphin sold 71.39 million shares in IDBD to Inversiones Financieras del Sur S.A. (“IFISA”), an entity that is indirectly controlled by Eduardo Sergio Elsztain, at the closing price of NIS 1.39 per share, totaling NIS 99.23 million, equivalent to US$ 25.65 million at the exchange rate prevailing on the date of the transaction.

In addition, between February 9 and February 16, 2015, Dolphin acquired on the market 0.36 million shares of DIC for NIS 2.88 million, equivalent to US$ 0.74 million at the exchange rate prevailing on the date of each transaction, part of which was offered to ETH under the terms of the Shareholders´ Agreement. At this time ETH also decided not to acquire its pro rata interest of such shares according ti the Shareholders´ Agreement.

On May 1, 2015 the IDBD Series 2 warrants expired unexercised.

On May 31, 2015 Dolphin sold to IFISA 46 million Series 4 warrants for a total amount of NIS 0.46 million (equivalent to US$ 0.12 million as of the date of the transaction), on condition that IFISA agreed to exercise all of them when so required by IDBD to Dolphin, in accordance with the proposal made on May 6, 2015 as described in Note 9 to these financial statements.

On June 3, 2015 in accordance with the Dolphin May 6 proposal (as described in Note 9 to these financial statements), Dolphin exercised 44.2 million Series 4 warrants for a total amount of NIS 73.5 million (equivalent to US$ 19.2 million at the exchange rate prevailing on such date) and IFISA exercised 46 million Series 4 warrants for a total amount of NIS 76.5 million.

As a result of the transactions described above, as of June 30, 2015, Dolphin held an aggregate number of 324,445,664 shares, 15,988,787 Series 3 warrants, 24,897,859 Series 4 warrants, 109,342,966 Series 5 warrants and 97,833,180 Series 6 warrants, accounting for a 49.0% share interest in IDBD. In addition, as of June 30, 2015 Dolphin held 406,978 shares of DIC, accounting for a direct interest of 0.48%.

As of June 30, 2015, IDBD’s Board of Directors consisted of nine members, three of which were appointed by Dolphin as regular directors: Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain (on July 7 Roni Bar- On replaced him) and Saúl Zang.

 During February and March 2015 Dolphin and ETH exchanged letters mainly in relation to claims from ETH in connection with the Rights Offering and ETH’s claim demanding a pro rata acquisition of the IDBD shares owned by Dolphin and subscribed for under the Rights Offering and all the shares acquired thereafter by IFISA asserting in the latter case the rights under the Shareholders´ Agreement (first refusal).

Based on the foregoing and in accordance with the provisions of the Shareholders’ Agreement with respect to dispute resolution, on April 30, 2015 (the “Preliminary Hearing”) arbitration proceedings were initiated in Tel Aviv, under Israeli law. The arbitration proceedings were intended to settle the dispute and the application and interpretation of certain clauses of the Shareholders´Agreement.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

3.1.	Acquisition and disposals (Continued)

In addition, during the Preliminary Hearing, the parties agreed on the rules and procedures that would govern the conduct of the arbitration proceedings and a schedule for such purposes.

 On May 28, 2015, before the filing of the arbitration claim, ETH triggered the Buy Me Buy You (“BMBY”) clause in the Shareholders´Agreement, which establishes that each party to the Shareholders’ Agreement may offer to the counterparty to acquire (or sell, as the case may be) the shares it holds in IDBD at a fixed price; and within 14 days from delivery of the BMBY notice (the “Notice”) recipient should let it know whether it desires to sell or acquire the other party’s shares pursuant to the terms of the Notice, in accordance with the provisions of the Shareholders’ Agreement. In such petition, ETH further added that the purchaser thereunder would be required to assume all obligations of the seller under the Arrangement.

 In addition, on June 10 and 11, 2015, Dolphin gave notice to ETH of its intention to buy all the shares in IDBD held by ETH, asserted its defenses and its interpretation about application and construction of the BMBY, establishing that ETH’s interpretation of such mechanism was inaccurate, and that pursuant to the BMBY, Dolphin was not required to assume all of the obligations under the Arrangement, but that if the arbitrator shall decide that Dolphin is required to assume such obligations, then Dolphin would still be the purchasing party in the BMBY.

 As a result, the parties pursued arbitration to settle their disputes and in respect of the correct interpretation of the BMBY clause, in order to firstly determine, who would be the purchaser under the BMBY clause, and secondly whether such party would have to assume all of the obligations of the seller under the Arrangement.

 For such purposes, the arbitrator decided to divide the arbitration proceedings into two phases: the first one to deal with the disputes related to application and interpretation of the mechanism under the BMBY clause and the second one in relation to the parties’ additional claims.

 The parties then filed their respective arguments related to the application and interpretation of the BMBY clause mechanism, and two hearings were held on July 19 and July 22, 2015 in order to reach a decision on this matter.

Moreover, on June 28 and 30, 2015 ETH filed a motion with the arbitrator requesting an injunction preventing changes in IDBD’s current Board of Director’s composition at IDBD’s annual shareholders’ meeting held on July 7, 2015.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

3.1.	Acquisition and disposals (Continued)

On July 6, 2015, the arbitrator granted such injunction as requested by ETH, for which reason Dolphin appointed only 3 directors for the July 7 meeting and may appoint such number of directors until the arbitrator issues a final decision about who is the purchaser under the BMBY process. For more information, please see Note 44 about subsequent events to these financial statements.

As Dolphin is a subsidiary that qualifies as a VCO in accordance with the IAS 28 exemption referred to in Note 2.3 (d), the Company has recorded its interest in IDBD at fair value with changes in the income statement.

Disposal of financial assets

During August 2014, IRSA has sold through its subsidiary REIG IV the balance of 1 million shares of Hersha Hospitality Trust, at an average price of US$ 6.74 per share.

Changes in non-controlling interest

IRSA CP

During the year, the Group, through IRSA, acquired an additional equity interest of 0.10% in IRSA CP for a total consideration of Ps. 5.7 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.9 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 4.8 million. The equity interest in IRSA CP as of June 30, 2015 amounts to 95.80%. The effect on shareholders’ equity of this change in the equity interest in IRSA CP is summarized as follows:

Ps.
Carrying value of non-controlling interest	949
Price paid for the non-controlling interest	(5,750)
Reserve recognized in the Shareholders’ equity	(4,801)

Dolphin

During February 2015 the Group through its subsidiaries, contributed an amount of US$ 146 million in Dolphin. Such amount was also allocated to increase Dolphin’s investment in IDBD. Consequently, the Company recognized a decrease in non-controlling interest for an amount of Ps. 21.0 million and an increase in equity attributable to holders of the parent.

Ps.
Carrying value of non-controlling interest	20,950
Price paid for the non-controlling interest	-
Reserve recognized in the Shareholders’ equity	20,950

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

3.1.	Acquisition and disposals (Continued)

Sale of Associates

On February 5, 2014, the Group, through Ritelco, sold its interest in Bitania 26 S.A., representing 49% of its capital stock, for an amount of US$ 4.2 million. Such transaction generated a net gain of approximately Ps. 13.3 million which are shown in the line "Other operating results, net" in the Statements of income.

BACS Banco de Crédito y Securitización S.A.

The Group through Tyrus, subscribed a purchase-sale agreement of shares of BACS Banco de Crédito y Securitización S.A., representing an interest of 6.125%. The transaction amounts to US$ 1.35 million. This operation is yet to be approved by the Banco Central de la República Argentina, according to regulations in force. The advance payment related to this transaction is disclosed in “Trade receivables and Other receivables”.

The Group through IRSA, on June 17, 2015, subscribed Convertible Notes, issued by BACS Banco  de Crédito y Securitización S.A. for a nominal value of 100,000,000, which are convertible into common stock.

Rigby 183 LLC Capital reduction

On October 17, 2014, Rigby 183 LLC reduced its capital stock by distributing among existing shareholders, proportionally to their shareholdings, the gain made on the sale of the Madison building. The total amount distributed is US$ 103.8 million, of which the Group received US$ 77.4 million (US$ 26.5 million through IRSA International and US$ 50.9 million through IMadison LLC) and US$ 26.4 were distributed to other shareholders. As a result of such reduction, the Group has decided to reverse the corresponding accumulated currency translation on a pro rata basis, which amounted to Ps. 188.3 million. This reversal has been recognized in the line “Other operating results, net” in the Statements of income.

Year ended June 30, 2014

Subscription of shares of Avenida Inc.

On August 29, 2013, the Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida, a Company incorporated in Delaware, Unite States, representing 24.79% of its outstanding capital. At that moment, this company had neither activity nor significant assets. Additionally, the Group acquired a warrant to increase its interest in Avenida up to 37.04%. The transaction price was Ps. 13 million, which was fully paid. After acquisition, Avenida established a Company named "Avenida Compras S.A.", a Company incorporated in Argentina and engaged in e-commerce activity. Avenida owns 100% of Avenida Compras S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

3.1.	Acquisition and disposals (Continued)

Stock call Option agreement for Arcos del Gourmet S.A.

On September 16, 2013, IRSA CP entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos Gourmet S.A.), whereby the latter granted to IRSA CP an exclusive and irrevocable option to purchase 10% of the equity interest in Arcos del Gourmet S.A.. The term to exercise the option runs from the execution of the agreement to December 31, 2018. The stock purchase price, in the event option is exercised, is US$ 8.0 million.
Furthermore, in the mentioned agreement a payment of a fixed amount of Ps. 2.0 million was arranged, which was cancelled, and another variable amount payable monthly, which results from applying 4.5% on the amounts accrued in each previous calendar month for rental and right of admission, net of certain expenses, during 5 years counted from the opening of the shopping mall, in relation to the assignment of rights to earn dividends of Arcos del Gourmet S.A. during such period.

Additional acquisition of non-controlling interest

IRSA CP

During the year ended June 30, 2014, the Group, through IRSA, acquired an additional equity interest of 0.02% in IRSA CP for a total consideration of Ps. 1.2 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.2 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 1.0 million. The effect on shareholders’ equity of this change in the equity interest in IRSA CP is summarized as follows:

Ps.
Carrying value of non-controlling interest acquired by the Group	182
Price paid for the non-controlling interest	(1,208)
Reserve recognized in the Shareholders’ equity	(1,026)

Acquisition of common shares of Condor Hospitality Trust Inc. (formerly Supertel Hospitality Inc., due to change of corporate name) (“Condor”)

On January 9, 2014, the Group, through its subsidiary, Real Estate Strategies L.P. (“RES”), granted a loan to Condor for an amount of US$ 2.0 million. This loan included a conversion option whereby RES was allowed to apply the aggregate amount of the loan to purchase common shares of Condor under a “Subscription Rights Offering” or convert the loan directly into common shares of Condor. Additionally, from February 2012, the Group holds two financial instruments in Condor, preferred shares and warrants, which are still held as of the balance sheet date. On June 6, 2014, RES exercised its conversion right to acquire 1,250,000 common shares at US$ 1.60 per share. As a result of this acquisition, the Group – through RES – acquired a 26.9% equity interest in Condor.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

3.1.	Acquisition and disposals (Continued)

Acquisition of common shares of Condor Hospitality Trust Inc. (formerly Supertel Hospitality Inc., due to change of corporate name) (“Condor”) (Continued)

The fair value of the Group’s investment in Condor was based on the fair value of its net assets. Condor´s main assets consist of 65 hotels in United States operated by various hotel chains. The Group has allocated the price paid at the fair value of net assets acquired based on the information available as of the balance sheet date. Such fair value amounted to Ps. 31.5 million, resulting in a gain on the acquisition of Ps. 15.4 million, which has been recognized under “Equity interest in associates and joint ventures” in the income statement for fiscal year ended June 30, 2014.

Sales and acquisitions of investment properties

On November 15, 2013, IRSA signed the transfer deed for the sale of the 12th floor and two parking units of the Maipú 1300 Building and two parking units of the Libertador 498 Building. The total price of the transaction was Ps. 9.0 million (US$ 1.5 million). Such transaction generated a gain before tax of approximately Ps. 7.5 million.

On January 14, 2014, IRSA signed the transfer deed for the sale of the 11th floor and seven parking units of the Maipú 1300 Building. The total price of the transaction was Ps. 9.6 million (US$ 1.4 million). Such transaction generated a gain before tax of approximately Ps. 7.9 million.

On January 24, 2014, IRSA signed the transfer deed for the sale of the 7th floor and 28 parking units of the Bouchard 551 Building. The total price of the transaction was Ps. 124.6 million, equivalents to US$ 16.0 million. Such transaction generated a gain before tax of approximately Ps. 99.9 million.

On April 1, 2014, IRSA signed the transfer deed of the fifth and sixth floor and complementary units in the Costeros Dique IV Building. The total price of the transaction was Ps. 12.4 million (US$ 1.5 million). Such transaction generated a gain before tax of approximately Ps. 10.5 million.

On April 7, 2014, IRSA signed the transfer deed for the sale of the 21th and 22th floor, two parking units of the Maipú 1300 Building and four parking units of the Libertador 498 Building. The total price of the transaction was Ps. 24.1 million (US$ 3.0 million). Such transaction generated a gain before tax of approximately Ps. 20.2 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

3.1.	Acquisition and disposals (Continued)

Sales and acquisitions of investment properties (Continued)

On April 10, 2014, IRSA signed the transfer deed for the sale of the 2nd floor of the Building Avenida de Mayo 589 and ten parking units of the Rivadavia 565 Building. The total price of the transaction was Ps. 24.2 million (US$ 3.0 million). Such transaction generated a gain before tax of approximately Ps. 20.3 million.

On May 6, 2014, IRSA signed the transfer deed for the sale of the Constitución 1159 Building. The total price of the transaction was Ps. 23.3 million (US$ 2.9 million). Such transaction generated a gain before tax of approximately Ps. 13.4 million.

On May 14, 2014, IRSA signed the transfer deed for the sale to Transportadora de Caudales Juncadella of the unit 449 of the 8th floor of the Bouchard 551 Building. The price of the transaction was Ps. 61.8 (US$ 7.7 million). Such transaction generated a gain before tax of approximately Ps. 50.3 million.

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

All sales mentioned above led to a combined profit for the Group of Ps. 236 million, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

On May 22, 2014, IRSA CP acquired commercial premises with an area of 40 square meters, next to our shopping Alto Palermo, located on the ground floor of the building located in Santa Fe Av. 3255/57/59 in an amount of US$ 3.8 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.	Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

3.1.	Acquisition and disposals (Continued)

Year ended June 30, 2013

Additional acquisition of non-controlling interest

IRSA CP

During the fiscal year ended June 30, 2013, the Group, through IRSA and E-Commerce Latina S.A., acquired an additional equity interest of 0.1% in IRSA CP for a total consideration of Ps. 2.3 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.8 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 1.5 million. The effect on shareholders’ equity of this change in the equity interest in IRSA CP is summarized as follows:

Ps.
Carrying value of non-controlling interest acquired by the Group	824
Price paid for the non-controlling interest	(2,364)
Reserve recognized in the Shareholders’ equity	(1,540)

Arcos del Gourmet S.A. (Arcos)

On June 7, 2013, the Group, through IRSA CP, acquired an additional 1.815% equity interest of its controlled company Arcos, for a total amount of US$ 0.8 million. The amount recorded of the non-controlling interest in Arcos at the acquisition date was Ps. 7,357 (representing 11.815% of the ownership interest). As a result of this transaction, the non-controlling interest was increased in Ps. 857 and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 3,687. The effect on shareholder´s equity of the parent of this change in the equity interest in Arcos during fiscal year 2013 is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	857
Price paid for the non-controlling interest	(4,544)
Reserve recognized in the parent’s equity due to the acquisition	(3,687)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

Acquisition of equity interest in joint venture

On November 29, 2012, IRSA CP acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)’s capital stock and votes for Ps. 25.9 million. Additionally, IRSA CP paid Ps. 6.1 million, subject to the acquisition of the remaining 50% of the shares of La Rural S.A.. According to contract’s terms, the amount paid will be returned to the Company, in case mentioned acquisition is not completed. Under the acquisition agreement, IRSA CP is entitled to exercise joint control over EHSA. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this company together with Sociedad Rural Argentina (“SRA”) who owns the remaining 50%. Thus, IRSA CP is the owner of an indirect interest of 25% in LRSA, whose main asset consists of an usufruct agreement on the Predio Ferial de Buenos Aires, located between Cerviño, Sarmiento, Santa Fe Avenues and Oro street, in the city of Buenos Aires (the “Predio Ferial”) entered into with SRA, owner of such Predio Ferial. The amount of Ps. 6.1 million has been included as an asset, in the line trade and other receivables together with accrued interest.

The fair value of the IRSA CP’s investment in the joint venture was determined based on the fair value of EHSA’s net assets, with the rights of use being the main asset. IRSA CP has allocated the price paid at the fair value of the net assets acquired. Such allocation and the goodwill were recognized under the line “Investments in associates and joint venture” in the statement of financial as of June 30, 2013.

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

Disposal of financial assets

During the year ended June 30, 2013, the Group sold 17,105,629 ordinary shares of Hersha for a total amount of US$ 92.5 million. As a consequence, the Group's equity interest in Hersha's capital stock decreased from 9.13% (at the beginning of the year) to 0.49%.

In November and December 2012, the Group sold all of its shareholdings in NH Hoteles S.A. (138,572 shares for a consideration of € 0.38 million) and in NH Hoteles S.A. (387,758 shares for a total consideration of US$ 1.4 million).

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

Sales of investment properties

On August 31, 2012, IRSA signed the transfer deeds for the sale of certain functional units of the “Libertador 498” Building of the Autonomous City of Buenos Aires. The total price of the transaction amounted to Ps. 15.0 million and was paid on the execution of the title conveyance deeds. This transaction generated a gain of Ps. 12.7 million.

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

On January 8, 2013, IRSA sold certain functional units (stores and parking spaces) of the “Costeros Dique IV” Building. The total price of the transaction was Ps. 9.2 million. This transaction generated a gain of Ps. 7.8 million.

On May 8, 2013, IRSA signed the transfer deed for the sale of the 17th floor and two parking units of the Maipú 1300 Building and two parking units of the Libertador 498 Building. The total price of the transaction was Ps. 7.8 million (US$ 1.5 million). This transaction generated a gain of Ps. 6.0 million.

On May 20, 2013, IRSA signed the transfer deed for the sale of the 6th floor, two parking units of the Maipú 1300 Building and two parking units of the Libertador 498 Building. The transaction price was set at Ps. 7.6 million (US$ 1.45 million), amount that had been completely collected. This transaction generated a gain of Ps. 6.0 million.

On June 28, 2013, IRSA signed the transfer deed for the sale of 4th, 5th and 6th floors and 56 parking units of the Bouchard 551 Building. The total price of the transaction was Ps. 148.7 million, equivalent to US$ 27.6 million. This transaction generated a gain of Ps. 108.0 million.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 14,442 square meters.

All sales mentioned above led to a combined profit for the Group of Ps. 184 million, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

Acquisition of Rigby 183 LLC

On June 30, 2012, the Group held, through its subsidiary IMadison LLC, a 49% equity interest in the capital stock of Rigby 183 LLC (“Rigby”), a company that owned office buildings for rental at Madison Avenue 183, New York, USA. On November 27, 2012, the Group, through its subsidiary IRSA International LLC, acquired an additional equity interest of 25.5% in Rigby’s capital stock, thus taking control over said company. The goodwill from the acquisition, which amounts to Ps. 45.7 million, is attributable to the synergies expected to be achieved by combining the Group’s and Rigby’s operations.

The acquisition-related costs, which amount to Ps. 2.6 million, were charged under “General and Administrative Expenses” line in the statement of income.

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

The Group has recognized gains of Ps. 124.1 million derived from the reassessment of the fair value of the 49% interest held in Rigby before the business combination. In addition, all cumulative currency translation gains (losses) accumulated in shareholders’ equity from the interest held in Rigby before the business combination (Ps. 12.9 million) were charged to income. These gains were disclosed under "Other operating results, net" line in the statement of income.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

Disposal of subsidiaries

During the year ended June 30, 2013, the Company sold to Doneldon S.A. the 100% of Sedelor S.A.’s, Alafox S.A.’s and Codalis S.A.’s capital stock, all of them companies incorporated in the Republic of Uruguay, with no business activity. Then, the Company sold to Cresud the 100% of Doneldon S.A.’s capital stock.

Transactions and authorizations pending

Paraná plot of land

On June 30, 2009, the Group, through IRSA CP, subscribed a Letter of Intent by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and operate a shopping center or mall.

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

Acquisition of a commercial center goodwill

The Group, through IRSA CP, has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction was US$ 1.3 million. Out of this total, US$ 0.05 million were paid. The mentioned payment was recorded as an advance under “Trade and other receivables” line.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

This transaction was subject to certain conditions precedent, among which the Group through IRSA CP should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, IRSA CP should have started the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds of IRSA CP's future units to IRSA CP, and ii) transferred to IRSA CP the rights to the registered architectural project and the effective permissions and authorizations to be carried out in IRSA CP's future units. As of June 30, 2015, the two conditions have been fulfilled.

Antitrust Law

Law N° 25,156, known as "Antitrust Law" as amended, prevents anticompetitive practices and requires administrative authorization for transactions that according to the Antitrust Law would lead to market concentration. According to this law, such transactions include mergers, acquisitions and/or transfers either of businesses or assets by which the acquirer controls or substantially influences another party. Transactions completed by entities with an annual sales volume of more than Ps. 200.0 million must be submitted to the Comisión Nacional de Defensa de la Competencia (hereinafter referred to as the "Antitrust Commission") for authorization. Certain exceptions apply. Submissions may be filed either prior to the transaction or within a week after its completion. The Antitrust Commission may (i) authorize the transaction, (ii) condition the transaction to the accomplishment of certain acts, or (iii) reject the authorization.

In general, acquisitions effected by the Group are within the scope of the Antitrust Law. In these cases, the Group directly requests authorization. In other cases, the Group may request the Antitrust Commission to issue a prior statement about whether a particular transaction should be either notified or submitted for authorization by the Group.

As of June 30, 2015 and 2014, the following cases are pending resolution by the Antitrust Commission:

i. The Group requested the Antitrust Commission to issue a statement about the Group's obligation to either notify or submit for authorization the acquisition of the property formerly owned by Nobleza Piccardo S.A.I.C.y F. The Antitrust Commission stated that the operation had to be notified. The Group appealed this decision. Subsequently, the Court of Appeals confirmed the Antitrust Commission's decision regarding the obligation to notify and, therefore, on February 23, 2012, local form F1 was filed, which is being processed as of the date these consolidated financial statements are issued.

ii. Purchase of Arcos shares: On December 3, 2009 the Group requested that the CNDC issued a ruling on the notification requirement. The CNDC confirmed that the transaction had to be notified; as a result, notice was served in December 2010 and as of the balance sheet date it is still pending.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.           Acquisitions, dispositions, transactions and/or authorization pending approval (Continued)

iii. Acquisition of shares in Nuevo Puerto Santa Fe (NPSF): On August 23, 2011 the Group informed the CNDC of the direct and indirect acquisition of NPSF (IRSA CP directly acquired 33.33% of NPSF and indirectly a 16.66% through its controlled company Torodur S.A.). On December 14, 2014 the CNDC notified approval of the transaction.

iv. Acquisition of shares in Entertainment Holdings SA (EHSA): On December 7, 2012, the Group informed the CNDC of the acquisition of shares in EHSA, which indirectly owns 50% of La Rural S.A. – a company that operates a convention center known as Predio Ferial de Palermo. As of the balance sheet date, the transaction is pending approval by the CNDC.

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

The real estate, commercial and/or financial activities of the Group’s subsidiaries are primarily located in Argentina and have the Argentine Peso is the functional currency. An important part of the business activities of these subsidiaries is conducted in that currency, thus not exposing the Group to foreign exchange risk. Other Group's subsidiaries have other functional currencies, principally US dollar. In the ordinary course of business, the Group, through its subsidiaries, transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US dollars and new Israeli shekel. Net financial position exposure to the functional currencies is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowings in foreign currencies, or other methods, considered adequate by the Management, according to circumstances.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Risk management (Continued)

(a)	Market risk management (Continued)

Foreign Exchange risk and associated derivative financial instruments (Continued)

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. The following table shows the Company’s US dollar-denominated (US$) and new Israeli shekel (NIS), net carrying amounts of its financial instruments broken down by the functional currencies in which the Company operates for the years ended June 30, 2015 and 2014. The amounts are presented in Argentine Pesos, the presentation currency of the Group:
	Net monetary position (Liability)/Asset
	June 30, 2015		June 30, 2014
Functional Currency	US$	NIS	US$	NIS
Argentine Peso	(2,575,919)	-	(3,051,877)	-
Uruguayan Peso	(67,082)	-	(63,254)	-
US Dollar	-	(244,923)	-	(86,581)
Total	(2,643,001)	(244,923)	(3,115,131)	(86,581)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would increase loss before income tax for the year ended June 30, 2015 for an amount of Ps. 264.30 million. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the statements of income.

Moreover, the Group estimates that, all other factors being equal, a depreciation of the NIS to the US$ by 10% as of the balance sheet date would increase loss before tax by Ps. 24.5 million as of June 30, 2015. An appreciation of 10% of the new Israeli shekel against functional currencies would have the same and opposite effect on the income statements.

This sensitivity analysis provides only a limited, point-in-time view of the foreign exchange risk sensitivity of certain of the Group’s financial instruments. The actual impact of the interest rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Risk management (Continued)

(a)	Market risk management (Continued)

Foreign Exchange risk and associated derivative financial instruments (Continued)

On the other hand, the Group also uses derivatives, such as forward exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2015 and 2014 there are no future exchanges contract pending. Their amounts are Ps. (7,503) and Ps. (14,225), respectively. (See Note 19).

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Risk management (Continued)

(a)	Market risk management (Continued)

Interest rate risk (Continued)

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

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) for the fiscal years ended June 30, 2015 and 2014. All amounts are shown in thousands of Argentine Pesos, the Group’s presentation currency:

	June 30, 2015
	Functional currency
Rate per currency	Argentine Peso	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	209,487	-	-	209,487
US Dollar	3,745,811	70,959	15,089	3,831,859
Subtotal fixed-rate borrowings	3,955,298	70,959	15,089	4,041,346
Variable rate:
Argentine Peso	928,887	-	-	928,887
US Dollar	-	-	-	-
Subtotal variable-rate borrowings	928,887	-	-	928,887
Total borrowings as per analysis	4,884,185	70,959	15,089	4,970,233
Finance leases obligations	2,735	-	-	2,735
Total borrowings as per statement of financial position	4,886,920	70,959	15,089	4,972,968

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Risk management (Continued)

(a)	Market risk management (Continued)

Interest rate risk (Continued)

	June 30, 2014 Functional currency
Rate per currency	Argentine Peso	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	210,421	-	-	210,421
US Dollar	3,381,332	64,672	677,365	4,123,369
Subtotal fixed-rate borrowings	3,591,753	64,672	677,365	4,333,790
Variable rate:
Argentine Peso	759,959	-	-	759,959
US Dollar	-	-	-	-
Subtotal variable-rate borrowings	759,959	-	-	759,959
Total borrowings as per analysis	4,351,712	64,672	677,365	5,093,749
Finance lease obligations	2,752	-	-	2,752
Total borrowings as per statement of financial position	4,354,464	64,672	(i) 677,365	5,096,501

(i)     Includes Ps. 603,021 disclosed in the line “Liabilities held for sale” (Note 42).

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2015, in Ps. 8.7 million, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the statement of income.

The sensitivity analysis provides only a limited, point-in-time view of this market risk sensitivity of certain of the Group’s financial instruments. The actual impact of the interest rate changes on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Other price risk

The Group is exposed to equity securities price risk or derivative financial instruments because of investments held in entities that are publicly traded (mainly TGLT, preferred shares and warrants of Condor, shares and warrants of IDBD and others) which are classified on the consolidated statements of financial position at “fair value through profit or loss”. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

As of June 30, 2015 and 2014 the total value of Group´s investments in shares and derivative financial instruments of public companies amounts to Ps. 1,179.4 million and Ps. 617.4 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Risk management (Continued)

(a)	Market risk management (Continued)

Other price risk (Continued)

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2015 of Ps. 186:

Increase loss before income tax (in million)
Company	June 30, 2015
IDBD	127.9
Condor	39.0
TGLT	7.2
Avenida	10.2
Others	1.7
Total	186

An increase of 10% on these prices would have an equal and opposite effect in the statement of income.

This sensitivity analysis provides only a limited point-in-time view of the price risk sensitivity of certain of the Group’s equity securities. The actual impact of the price changes on the equity securities may differ significantly from the impact shown in the sensitivity analysis.

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

The Group is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables Credit risk is managed on a country-by-country basis. Each local entity is responsible for managing and analyzing the credit risk.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Risk management (Continued)

(b)	Credit risk management (Continued)

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

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 97.3% and 96.8% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping center, office and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any losses from non-performance by these counterparties. See details in Note 17.

On the other hand, property receivables related to the sale of trading properties represent 0.16% and 0.66% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Risk management (Continued)

(c)	Liquidity risk management (Continued)

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at each reporting date.

At June 30, 2015	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	447,353	10,737	2,799	326	-	461,215
Borrowings (excluding finance leases liabilities)	876,481	2,822,013	147,382	142,965	1,553,119	5,541,960
Finance leases	1,515	616	608	-	-	2,739
Derivative financial instruments	237,585	265,056	-	-	-	502,641
Total year	1,562,934	3,098,422	150,789	143,291	1,553,119	6,508,555

At June 30, 2014	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables (i)	631,980	67,232	47,809	16,646	47,322	810,989
Borrowings (excluding finance leases liabilities) (ii)	1,733,305	653,608	2,615,045	226,214	1,493,185	6,721,357
Finance leases	1,780	547	426	-	-	2,753
Derivative financial instruments	-	144,808	176,039	-	-	320,847
Total year	2,367,065	866,195	2,839,319	242,860	1,540,507	7,855,946

(i)	Includes 170,245 disclosed in the line “Liabilities directly associated with assets classified as held for sale” (Note 42)
(ii)	Includes 603,021 disclosed in the line “Liabilities directly associated with assets classified as held for sale” (Note 42)

(d)	Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 24. The Group’s equity is analyzed into its various components in the statements of changes in equity.

Capital is managed so as to promote the long-term success of the business and to maintain sustainable returns for shareholders.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Risk management (Continued)

(d)	Capital risk management (Continued)

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

	June 30, 2015	June 30, 2014
Gearing ratio (i)	68.77%	63.74%
Debt ratio (ii)	20.38%	21.50%

(i) Calculated as total of current and non-current borrowings divided over total current borrowings and non-current borrowings plus equity.

(ii) Calculated as total current and non-current borrowings over total properties at fair value (including trading properties, properties plants and equipment, property investments and right to receive future units under barter agreements).

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

(d) Capital risk management (Continued)

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

The development, administration and profitability of shopping centers are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping center is located. the intrinsic attractiveness of it, the flow of people, the level of sales of each shopping center rental unit, the increasing competition from internet sales, the amount of rent collected from each shopping center rental unit and the fluctuations in occupancy levels. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its tenants are unable to pay their higher rent obligations due to the increase in expenses. Argentine Law N° 24,808 provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half month rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds during the second year of the lease. The exercise of such rescission rights could materially and adversely affect the Group.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

4.	Risk management (Continued)

(d)	Capital risk management (Continued)

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

(b)	Impairment testing of goodwill, assets classified as held for sale, other non-current assets and calculation of fair value

As of the end of each fiscal year, the Group reviews the carrying amounts of property, plant and equipment, finite-life intangible assets and investment property in order to identify if there are events or circumstances that indicate a decline in the recoverable amount of these assets. The indications that must be taken into account in the analysis are, among other points, physical damage or significant changes to the manner in which the asset is used, worse than expected economic performance or a drop in revenues. When the asset does not generate independent cash flows from others assets, the Group estimates the recoverable value of the cash-generating unit to which the asset relates.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

5.1.        Critical accounting estimates and assumptions (Continued)

(b)	Impairment testing of goodwill, assets classified as held for sale, other non-current assets and calculation of fair value (Continued)

Goodwill and intangibles assets that are not amortized are tested for impairment on an annual basis, or more frequently if there is an indicator of impairment. For the purposes of the impairment testing, goodwill is to be allocated since acquisition among each of the cash generating units or groups of cash generating units that are expected to benefit from the synergies of the respective business combinations, regardless of the allocation of other assets or liabilities owned by the acquired entity to these cash-generating units or groups of cash-generating units.

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

There were no indicators of impairment in goodwill and other non-current assets during the year ended June 30, 2014. As of June 30, 2015, the circumstances mentioned in Note 7 referred to Arcos del Gourmet S.A. were deemed to be potential proof of impairment and, therefore, the Group carried out relevant analysis on consolidated net assets in this transaction.

To such end, the Group has determined the recoverable value of such assets using the discounted cash flow valuation method upon weighing various scenarios. The main inputs used in the model include projected operating income and a discount rate in line with the business. Each revenue and cost scenario was assigned an occurrence probability rate based on information available at the time of conducting the analysis. The Group concluded that it is not necessary to record any impairment of its related assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

5.1.        Critical accounting estimates and assumptions (Continued)

(b)	Impairment testing of goodwill, assets classified as held for sale, other non-current assets and calculation of fair value (Continued)

The following table shows the amounts corresponding to goodwill and to non-current assets other than goodwill of cash-generating units with allocated goodwill and/or intangible assets not amortized, for fiscal years ended June 30, 2015 and 2014:

Cash-generating unit	Country	Segment	Valuation method	June 30 2015	June 30 2014
Torre Bank Boston	Argentina	Offices and other	Market comparable	5,481	5,481
Distrito Arcos	Argentina	Offices and other	Discounted cash flow	30,261	31,827
Conil (ii)	Argentina	Center Properties	Market comparable	-	343
Value at year end of non-current assets other than goodwill (i)				368,232	390,976
Total assets allocated to Cash-generating units				403,974	428,627

(i) Non-current assets include investment properties (principally shopping centers and offices), property, plant and equipment, intangible assets and net working capital.
(ii) As from July 1st, 2014, the Company was merge into IRSA CP.

The Group has applied the valuation by comparable method for valuing Conil and Torre Bank Boston, and the discounted cash flow method for valuing Distrito Arcos.

The Group carried out the impairment test on these CGUs on the basis of the use for use model less the cost of sale and concluded that no impairment should be recognized on the value of these assets for any of the reported years.

The Group uses the fair value of investment property estimated by independent appraisers. The involvement of an independent appraiser is mandatory according to Resolution N° 576/10 of the CNV.

The Group applies different valuation methods in order to estimate fair value for the impairment test and/or to be disclosed in the notes to the financial statements, namely: discounted cash flows, capitalization method and market comparable, depending on the type of ownership involved, as indicated below.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.           Critical accounting estimates, assumptions and judgments (Continued)

5.1.        Critical accounting estimates and assumptions (Continued)

(b)	Impairment testing of goodwill, assets classified as held for sale, other non-current assets and calculation of fair value (Continued)

The Group uses the cap rate valuation model to calculate the fair value of its investment properties.

This methodology involves designing simulation models whereby the current annual operating income flow of a given asset is considered to be a stabilized low in perpetuity, and is divided by a capitalization rate derived from market comparables; the rate is adjusted for any difference in the major features (either size, location and condition of asset) to determine its fair value. The Group considers that the methodology reflects more reliably the fair market value of its shopping centers for it is based on the current annual net operating income of various assets and uses market information to determine the capitalization rate; as such, it is a more transparent method internationally recognized in the industry. Additionally, it is the same methodology used to value the shopping center segments in other similar companies, hence, it is more useful to make comparisons against such valuations.

As of June 30, 2015 and 2014 fair value of investment properties was computed using a weighted average capitalization rate of 12% and 10% respectively (a 10% to 15% range was considered for fiscal year 2015 and 9% to 12% for fiscal year 2014).

Generally, an increase in the annual flow of operating income will lead to an increase in the fair value of investment properties. An increase in the capitalization rate will lead to a decline in the fair value of investment properties.

For those assets that are currently operating under a concession contract, the discounted cash flow valuation is used.

In the model of sales comparison approach (or market comparable), apply the sale prices of comparable properties located nearby, which are adjusted by the differences in the most significant features of such property, such as, size and condition. The most relevant data included in this method is the price per square meter.

	2015	2014
Operating Shopping Center	Capitalization	Capitalization
Shopping Centers (concession)	Discounted cash flows	Discounted cash flow
Offices and other	Market comparable	Market comparable

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

5.1.        Critical accounting estimates and assumptions (Continued)

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

5.2           Critical judgments in applying of Group’s accounting

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

If, after determining reportable segments in accordance with the preceding quantitative thresholds, the total external revenue attributable to those segments amounts to less than 75% of the total Group’s consolidated external revenue, additional segments are identified as reportable segments, even if they do not meet the thresholds described above, until at least 75% of the Group’s consolidated external revenue is included in reportable segments. Once the 75% of the Group’s consolidated external revenue is included in reportable segments, the remaining operating segments may be aggregated in the “Other segments” column.

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

• The “Sales and Development” segment includes the operating results of the sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sale of real property intended for rent, sales of hotels and other properties included in the international segment.

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

• The “Financial operations and others” segment primarily includes the financial activities carried out by the associates Banco Hipotecario S.A. and Tarshop S.A., and consumer finance residual financial operations of Apsamedia S.A. (currently merged with IRSA CP). The e-commerce activities conducted through the associate Avenida Inc. are also included until the first quarter of the current fiscal year. This investment began to be considered a financial asset as from the second quarter of this fiscal year.

The Group’s Executive Board periodically reviews the results and certain asset categories corresponding to these segments. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements, except for the investments in joint ventures: Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A., which are reported to the Group’s Executive Board, applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line rather than in a single item as required by IFRS. Under this method, each reported asset contains the Group’s proportionate share in the same asset class in these joint ventures. As an example, the amount of investment properties reported to the Executive Board includes (i) the balance of investment properties as stated in the statement of financial position, plus (ii) the Group’s share in the balances of investment properties of joint ventures. Management believes that the proportional consolidation method provides more useful information to understand the business return. Moreover, operating results of Entertainment Holding S.A. ("EHSA") joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of la Rural S.A..

The following asset categories are reviewed by the Group’s Executive Board: investment properties, property, plant and equipment; trading properties, goodwill, rights to receive future units through barter agreements, inventories, investment in associates and investment in EHSA joint venture. The sum of these assets, classified by business segment, is reported under “assets by segment”. Assets are allocated to each segment based on the operations and/or their physical location.

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

The shopping center properties of the Group are all located in Argentina, the country of domicile of the Group. Mainly, the Group’s offices and other rental properties are also located in Argentina. Properties of the Group located in United States, are discloses in column "International". The Group’s hotels are located in Argentina and United States. The Group’s trading properties are located in Argentina and Uruguay.

During the years ended June 30, 2015, 2014 and 2013, revenues attributable to the segment “Offices and Other” include Ps. 52,693, Ps. 44,067 and Ps. 34,229, which account for, in the three years, 16% of the total revenues derived from that segment, pertaining to a particular tenant.

In the last quarter of the fiscal year, the Group has changed the presentation of the Statements of income which is reviewed by the CODM for purposes of assigning resources and assessing performance for the fiscal year for a better alignment with the current business vision and the metrics used to such end. These amendments affected the shopping centers and office segments. The information examined by the CODM does not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) from the Statements of income, and so does it exclude total recovered costs, as they are not analyzed to assess the operating performance of the segment. The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses).

In addition, in the last quarter of the fiscal year, the Group has modified how it presents the gain/loss on the sale of investment property in segment information, which is revised by CODM. The information revised by CODM includes the gain/loss on the sale of investment properties within sales and development segment, regardless of the segment where the property would have been originally located. These modifications affected the segments of sales and development and international. Considering that in the comparative periods presented there were not sales of investment properties in the international segment, it was not necessary to retroactively adjust the amounts pertaining to prior fiscal years.

Furthermore, the CODM regularly reviews the following categories of assets: investment properties; property, plant and equipment; trading properties; goodwill; rights to receive future units under barter agreements; inventories; investments in associates; and the investment in the Entertainment Holding S.A. joint venture. The aggregate of these assets are disclosed in these financial statements as “operating segment assets”. The measurement principles for the operating segment assets are based on the IFRS principles adopted in the preparation of the consolidated financial statements, except for the Group’s share of assets of the joint ventures, Nuevo Puerto Santa Fe S.A., Quality Invest S.A., Cyrsa S.A., Baicom S.A., and Puerto Retiro S.A., which are all reported to the CODM under the proportionate consolidation method. Under this method, each of the operating segment assets reported to the CODM includes the proportionate share of the Group in the same operating assets of these joint ventures. The investment properties amount reported to the CODM includes (i) the investment property balance as per the statement of financial position plus (ii) the Group’s share of the investment properties of these joint ventures. Under IFRS 11, the investment properties of these joint ventures are included together with all other of the joint ventures’ net assets in the single line item titled “Investments in associates and joint ventures” in the statement of financial position.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

Below is an analysis of the segments of the Group for the fiscal years ended June 30, 2015, 2014 and 2013:

	June 30, 2015
	Shopping Center	Offices and others	Sal es and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues (i)	1,778,310	332,728	15,085	396,297	25,873	147	2,548,440
Costs	(290,302)	(33,431)	(19,109)	(277,885)	(7,121)	(55)	(627,903)
Gross Profit / (Loss)	1,488,008	299,297	(4,024)	118,412	18,752	92	1,920,537
Gain from disposal of investment properties	-	-	1,162,770	-	-	-	1,162,770
General and administrative expenses	(136,151)	(58,971)	(49,690)	(77,567)	(55,746)	-	(378,125)
Selling expenses	(112,825)	(21,130)	(9,146)	(52,386)	-	(379)	(195,866)
Other operating results, net	(48,810)	(117,610)	13,093	(461)	184,886	(2,419)	28,679
Profit / (Loss) from operations	1,190,222	101,586	1,113,003	(12,002)	147,892	(2,706)	2,537,995
Share of (loss) / profit of associates and joint ventures	-	(2,570)	918	1,254	(1,191,116)	156,478	(1,035,036)
Segment Profit / (Loss)	1,190,222	99,016	1,113,921	(10,748)	(1,043,224)	153,772	1,502,959
Investment properties	2,300,044	939,002	338,614	-	-	-	3,577,660
Property, plant and equipment	48,345	28,013	1,242	164,815	1,319	-	243,734
Trading properties	-	-	134,534	-	-	-	134,534
Goodwill	6,804	3,911	-	-	-	-	10,715
Right to receive future units under barter agreements	-	-	90,486	-	-	-	90,486
Inventories	15,711	-	497	6,926	-	-	23,134
Investments in associates and joint ventures	-	20,746	46,555	-	909,911	1,404,319	2,381,531
Operating assets (ii)	2,370,904	991,672	611,928	171,741	911,230	1,404,319	6,461,794

(i)	From all of the Group’s revenues, Ps. 2,522 million is originated in Argentina and Ps. 26 million in United States.
(ii)
From all of the Group’s assets included in the segment, Ps. 5,445 million is located in Argentina and Ps. 1,017 million in other countries, principally in Israel for Ps. 907 and Uruguay for Ps. 106 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

	June 30, 2014
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues (i)	1,383,008	271,159	85,531	331,562	83,926	574	2,155,760
Costs	(293,278)	(42,015)	(33,498)	(215,980)	(53,510)	(373)	(638,654)
Gross Profit	1,089,730	229,144	52,033	115,582	30,416	201	1,517,106
Gain from disposal of investment properties	-	-	235,507	-	-	-	235,507
General and administrative expenses	(101,538)	(41,945)	(37,466)	(59,585)	(59,476)	(56)	(300,066)
Selling expenses	(73,427)	(20,751)	(13,706)	(42,335)	-	110	(150,109)
Other operating results, net	(46,568)	(3,060)	8,137	(2,680)	(895)	(2,856)	(47,922)
Profit / (Loss) from operations	868,197	163,388	244,505	10,982	(29,955)	(2,601)	1,254,516
Share of (loss) / profit of associates and joint ventures	-	(899)	6,368	789	(616,313)	169,916	(440,139)
Segment Profit / (Loss)	868,197	162,489	250,873	11,771	(646,268)	167,315	814,377
Investment properties	2,253,372	783,683	369,793	-	-	-	3,406,848
Property, plant and equipment	20,455	30,026	3,744	164,386	1,501	-	220,112
Trading properties	-	-	141,161	-	-	-	141,161
Goodwill	1,667	9,392	-	-	-	-	11,059
Right to receive future units under barter agreements	-	-	85,077	-	-	-	85,077
Assets classified as held for sale (iii)	-	-	-	-	1,357,866	-	1,357,866
Inventories	10,625	-	584	6,011	-	-	17,220
Investments in associates and joint ventures	-	23,208	38,289	22,129	628,658	1,255,012	1,967,296
Operating assets (ii)	2,286,119	846,309	638,648	192,526	1,988,025	1,255,012	7,206,639

(i)    From all of the Group’s revenues, Ps. 2,072 million is originated in Argentina and Ps. 84 million in United States.
(ii)
 From all of the Group´s assets included in the segment, Ps. 5,108 million is located in Argentina and Ps. 2,099 million in other countries, principally in United States for Ps. 1,392, Israel for Ps. 595 million, and Uruguay for Ps. 112 million respectively.

(iii)  See Note 42 for details.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.	Segment information (Continued)

	June 30, 2013
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
Revenues (i)	1,103,044	217,171	141,996	225,836	38,998	1,203	1,728,248
Costs	(241,057)	(43,377)	(106,399)	(168,283)	(31,587)	(907)	(591,610)
Gross Profit	861,987	173,794	35,597	57,553	7,411	296	1,136,638
Gain from disposal of investment property	-	-	183,767	-	-	-	183,767
General and administrative expenses	(67,596)	(34,984)	(32,901)	(49,883)	(13,158)	(250)	(198,772)
Selling expenses	(58,908)	(11,360)	(16,455)	(28,919)	-	(1,588)	(117,230)
Other operating results, net	(45,020)	(247)	6,342	(369)	135,082	(3,363)	92,425
Profit / (Loss) from operations	690,463	127,203	176,350	(21,618)	129,335	(4,905)	1,096,828
Share of (loss) / profit of associates and joint ventures	-	(2,514)	2,329	83	(82,552)	62,574	(20,080)
Segment Profit / (Loss)	690,463	124,689	178,679	(21,535)	46,783	57,669	1,076,748
Investment properties	2,224,008	799,644	376,691	-	744,587	-	4,144,930
Property, plant and equipment	17,385	23,029	3,972	168,200	199	-	212,785
Trading properties	-	-	125,549	-	-	-	125,549
Goodwill	1,667	9,392	-	-	51,069	-	62,128
Right to receive future units under barter agreements	-	-	93,225	-	-	-	93,225
Inventories	10,002	-	463	5,962	-	-	16,427
Investments in associates and joint ventures	-	23,385	32,759	21,339	802	1,081,190	1,159,475
Operating assets (ii)	2,253,062	855,450	632,659	195,501	796,657	1,081,190	5,814,519
(i)	From all of the Group’s revenues, Ps. 1,689 million is originated in Argentina and Ps. 39 million in United States.
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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Segment information (Continued)

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	June 30, 2015
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination between segment transactions	As per Statement of income
Income from sales, rents and services	2,548,440	(27,532)	-	(5,487)	2,515,421
Income from expenses and collective promotion fund	-	-	887,208	-	887,208
Costs	(627,903)	14,752	(901,283)	3,860	(1,510,574)
Gross Profit / (Loss)	1,920,537	(12,780)	(14,075)	(1,627)	1,892,055
Gain from disposal of investment properties	1,162,770	-	-	-	1,162,770
General and administrative expenses	(378,125)	1,042	-	2,602	(374,481)
Selling expenses	(195,866)	2,075	-	321	(193,470)
Other operating results, net	28,679	1,105	-	(1,296)	28,488
Profit / (Loss) from operations	2,537,995	(8,558)	(14,075)	-	2,515,362
Share of (loss) / profit of associates and join ventures	(1,035,036)	12,175	-	-	(1,022,861)
Segment Profit / (Loss) Before Financing and Taxation	1,502,959	3,617	(14,075)	-	1,492,501

	June 30, 2014
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination between segment transactions	As per Statement of income
Income from sales, rents and services	2,155,760	(40,636)	-	(6,250)	2,108,874
Income from expenses and collective promotion fund	-	-	736,302	-	736,302
Costs	(638,654)	23,183	(743,703)	4,681	(1,354,493)
Gross Profit / (Loss)	1,517,106	(17,453)	(7,401)	(1,569)	1,490,683
Gain from disposal of investment properties	235,507	-	-	-	235,507
General and administrative expenses	(300,066)	804	-	2,334	(296,928)
Selling expenses	(150,109)	3,507	-	366	(146,236)
Other operating results, net	(47,922)	3,183	-	(1,131)	(45,870)
Profit / (Loss) from operations	1,254,516	(9,959)	(7,401)	-	1,237,156
Share of (loss) / profit of associates and join ventures	(440,139)	26,368	-	-	(413,771)
Segment Profit / (Loss) Before Financing and Taxation	814,377	16,409	(7,401)	-	823,385

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.           Segment information (Continued)

	June 30, 2013
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination between segment transactions	As per Statement of income
Income from sales, rents and services	1,728,248	(131,459)	-	(3,899)	1,592,890
Income from expenses and collective promotion fund	-	-	594,290	-	594,290
Costs	(591,610)	101,112	(599,780)	2,667	(1,087,611)
Gross profit / (Loss)	1,136,638	(30,347)	(5,490)	(1,232)	1,099,569
Gain from disposal of investment properties	183,767	-	-	-	183,767
General and administrative expenses	(198,772)	2,157	-	1,774	(194,841)
Selling expenses	(117,230)	10,993	-	112	(106,125)
Other operating results, net	92,425	1,497	-	(654)	93,268
Profit / (Loss) from operations	1,096,828	(15,700)	(5,490)	-	1,075,638
Share of (loss) / profit of associates	(20,080)	12,689	-	-	(7,391)
Segment Profit / (Loss) Before financing and Taxation	1,076,748	(3,011)	(5,490)	-	1,068,247

The following tables present a reconciliation between total segment assets as per segment information and total assets as per the statement of financial position.

	June 30, 2015	June 30, 2014	June 30, 2013
Total Assets per segment based on segment information	6,461,794	7,206,639	5,814,519
Minus:
Proportionate share in assets per segment of joint ventures (2)	(96,911)	(148,752)	(186,513)
Plus:
Investment in joint ventures (1)	169,415	293,509	264,461
Other non-reportable assets	3,095,075	2,458,710	2,434,062
Total Consolidated Assets as per Statement of financial position	9,629,373	9,810,106	8,326,529

(1)	Represents the proportionate equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2)
of the following amounts related to the proportionate share iof operating segment assets of the joint ventures, namely, Nuevo Puerto Santa Fe S.A., Quality Invest S.A., Baicom S.A., Cyrsa S.A. and Puerto Retiro S.A. are reported as part of total operating segment assets by segment:

	June 30, 2015	June 30, 2014	June 30, 2013
Investment properties	87,583	137,253	161,664
Property, plant and equipment	600	99	112
Trading properties	3,130	5,908	19,396
Goodwill	5,234	5,235	5,235
Inventories	364	257	106
Total proportionate share in assets per segment of joint ventures	96,911	148,752	186,513

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about subsidiaries

General Information

The Group conducts its business through several operating and holding subsidiaries. See breakdown of Group, their percentage of ownership interest, materiality criteria and other relevant information on the Group’s subsidiaries in Note 2.3.(a).

See Note 3 for information about acquisitions and disposals of subsidiaries performed during the fiscal years ended June 30, 2015 and 2014.

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

Distrito Arcos

Injunction order:

In December 2013, the Judicial Branch confirmed an injunction that suspended the opening of the shopping center on the grounds that it did not have certain governmental permits in the context of two judicial processes, where a final decision has been rendered for the company. The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was by the lower and appellate courts; consequently, it filed an appeal with the Autonomous City of Buenos Aires Higher Court of Justice, which so far has not rendered a decision.

Nowadays, the Shopping Center Distrito Arcos is open to the public and operating normally.

Concession Status:

The National State issued Executive Order 1723/2012 whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito rail stations ceased to be used for rail purposes, in order to be used for development of integral urbanization projects.

In this respect and as part of several measures related to other licensed persons and/or concessionaires, we have notified in the file of proceedings of the corresponding Resolution 170/2014 revoking the Contract for Reformulation of the Concession of Rights of use and Development number AF000261 issued by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about subsidiaries (Continued)

It should further be pointed out that such measure:

(i)  has not been adopted due to non-compliance of our controlled company;

(ii) to date has not involved the interruption of the commercial development or operation of the shopping center, which continues to operate under normal conditions;

Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative remedies (appeal) and has also filed a judicial action requesting that the revocation of such concession be overruled.

Furthermore, it has started a so-called “juicio de consignación”, that is an action where the plaintiff deposits with the court sums of money that the defendant refuses to accept. Under this legal action, the company has deposited in due time and form all rental payments under the Contract for Reformulation of the Concession of Rights of Use and Development, which the Company considers to have been unduly revoked.

Rigby

Rigby has received a statement of proposed audit changes from New York State relating to New York State Real Property Transfer Tax concerning a transfer of shareholdings between shareholders in November 2012 in the amount of US$ 0.4 million including penalties and interes of US$ 0.1 millon. In addition, Rigby has been contacted by New York City regarding a potential adjustment for New York City Real Property Transfer Tax. However, Rigby has not received an assessment from the New York City Deparment of Finance, so it is not clear the nature of the New York City inquiry. IRSA International and Cam Communications II LP (members of Rigby) would be jointly liable under law. Under the agreements in place, however, Rigby might also be liable due to the indemnity granted to Rigby Madison. Rigby had sufficient grounds to believe that it would be resolved in its favor, therefore, no provision had been made in the financial statement for any liabilities that could have aroused. On September 8th, 2015 Rigby has been notified of a favorable resolution by New York State.

Information about subsidiaries with material non-controlling interests

As mentioned in Note 2.3 (a), the following non-controlling interests are considered significant to the Group:

	Equity attributable to non-controlling interest (in million)
Subsidiary	June 30, 2015	June 30, 2014
Rigby 183 LLC	4.7	120.1
Panamerican Mall S.A.	128.9	148.4
Dolphin	(7.0)	96.9
Real Estate Strategies LLC	119.8	80.0

The non-controlling interests for the remaining subsidiaries aggregate Ps. 130.2 and Ps. 103.0 million, as of June 30, 2015 and 2014, respectively. None of these subsidiaries have non-controlling interests which are individually considered material to the Group.

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

Set out below is the summarized financial information for the subsidiaries that have non-controlling interest that are considered material to the Group:

Summarized statements of financial position

	RES		PAMSA		RIGBY		Dolphin Fund Ltd.
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
ASSETS
Total non-current assets	356,005	234,926	517,465	474,207	-	-	1,107,066	595,991
Total current assets	29,874	12,301	487,921	361,857	18,921	1,288,300	329,563	448,539
TOTAL ASSETS	385,879	247,227	1,005,386	836,064	18,921	1,288,300	1,436,629	1,044,530
LIABILITIES
Total non-current liabilities	13,771	-	20,791	17,895	-	-	265,056	320,847
Total current liabilities	11,263	5,551	310,407	76,329	399	817,275	284,853	187,825
TOTAL LIABILITIES	25,034	5,551	331,198	94,224	399	817,275	549,909	508,672
NET ASSETS	360,845	241,676	674,188	741,840	18,522	471,025	886,720	535,858

(*)     As of June 30, 2013 it did not accomplish with materiality criteria and only has minor interests.

Summarized statements of income and statements of comprehensive income

	RES		PAMSA		RIGBY		Dolphin Fund Ltd.
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Revenues	-	-	333,292	262,273	28,131	90,820	-	-
Profit / (Loss) before income tax	123,730	84,240	225,004	168,211	397,496	(12,264)	(998,862)	(802,155)
Income tax expense	(4,778)	(3,940)	(78,794)	(58,888)	-	-	-	-
Profit / (Loss) for the year	118,952	80,300	146,210	109,323	397,496	(12,264)	(998,862)	(802,155)
Other comprehensive income	216	-	-	-	(185,971)	160,112	19,487	271,213
Total comprehensive income / (loss) for the year	119,168	80,300	146,210	109,323	211,525	147,848	(979,375)	(530,942)
Profit / (Loss) attributable to non-controlling interest	39,506	26,672	29,242	21,865	108,931	40,877	(101,500)	(80,237)
Dividends paid to non-controlling interest	-	-	42,772	-	-	-	-	-
Capital distribution of non-controlling interest	-	-	-	-	224,319	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.	Information about subsidiaries (Continued)

Summarized statement of cash flows

	RES		PAMSA		RIGBY
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net cash (used in) generated from operating activities:	(681)	(9,360)	119,826	(23,749)	164	19,352
Net cash generated from (used in) investing activities	-	5,206	(154,008)	60,871	1,538,344	(9,810)
Net cash (used in) generated from financing activities:	-	-	(116)	(4,301)	(1,537,472)	(17,760)
Net increase / (decrease) in cash and cash equivalents	(681)	(4,154)	(34,298)	32,821	1,036	(8,218)
Foreign exchange gain on cash and cash equivalents	21	6	44,387	150	941	4,247
Cash and cash equivalents at the beginning of the year	695	4,842	464	11,416	7,519	11,490
Cash and cash equivalents at end of year	35	694	10,553	44,387	9,496	7,519

The information above is the amount before inter-company eliminations.

8.	Interests in joint ventures

General information

The accounting policy used by the Group to value its interest in joint ventures, materiality criteria and other relevant information concerning these investments are described in Note 2.3 (e).

See Note 3 for information about acquisitions and disposals of joint ventures performed during the fiscal years ended June 30, 2015, 2014 and 2013.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

The table below lists the Group’s investments and the values of the Group's holdings in joint ventures for the years ended June 30, 2015 and 2014, as well as the participation of the Group in the comprehensive income of these companies for the years ended June 30, 2015, 2014 and 2013:

					Value of Group's interest in equity		Group's interest in comprehensive income			% ownership interest held
					June 30,		June 30,			June 30,			Last financial statements issued
Name of the entity	Place of business / country of incorporation	Main activity	Nature of the relationship	Common shares 1 vote	2015	2014	2015	2014	2013	2015	2014	2013	Common stock (nominal value)	Profit (loss) for the year	Shareholders' Equity
Quality Invest S.A. (1)	Argentina	Real estate	(2)	70,314,342	74,485	65,927	2,055	1,181	(3,056)	50%	50%	50%	140,629	4,129	146,932
Nuevo Puerto Santa Fe S.A.	Argentina	Real estate	(3)	138,750	28,803	26,870	4,559	4,874	2,729	50%	50%	50%	27,750	9,468	47,351
Canteras Natal Crespo S.A.	Argentina	Real estate	(4)	-	-	-	-	-	(870)	-	-	-	-	-	-
Cyrsa S.A. (1)	Argentina	Real estate	(5)	119,608,531	17,532	152,229	7,152	22,602	15,898	50%	50%	50%	239,217	14,306	35,064
Puerto Retiro S.A. (1)	Argentina	Real estate	(6)	23,067,250	45,745	44,858	(881)	(1,828)	(1,434)	50%	50%	50%	46,135	(1,763)	33,073
Baicom Networks S.A.	Argentina	Real estate	(7)	4,701,455	2,850	3,566	(714)	(475)	(580)	50%	50%	50%	9,403	(1,431)	5,148
Entertainment Holdings S.A.	Argentina	Investment	(8)	22,395,574	20,736	23,267	(2,632)	(838)	(2,514)	50%	50%	50%	44,791	1,187	41,348
Entertainment Universal S.A.	Argentina	Event organization and others	(9)	300	10	(59)	69	(47)	-	50%	50%	-	12	2,457	764
					190,161	316,658	9,608	25,469	10,173

(1)	Considered material to the Group.
(2)
Quality Invest S.A. (“Quality”) is a joint venture between the Group and Efesul S.A., and is a company engaged in the operation of the San Martín premises (formerly owned by Nobleza Piccardo S.A.I.C. y F.).

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

(6)	Puerto Retiro S.A. ("Puerto Retiro") is a joint venture between the Group and Havord Corporation N.V. Puerto Retiro owns a land reserve.
(7)	Baicom Networks S.A. (“Baicom”) is a joint venture between the Group and Hector Masoero, Octopus S.A. and Rafael Garfunkel. Baicom owns a land reserve.
(8)
Entertainment Holdings S.A. is a joint venture which principal assets is an indirect interest of 25% in La Rural S.A. (“LRSA”), engaged in the operation of the exhibition grounds in Buenos Aires. See Note 3.

(9)	Entretenimiento Universal S.A. is a company engaged in event organization, shows and food services. See Note 3.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

The shares in these joint ventures are not publicly traded, so they have no listed market price available.

Evolution of Group´s investments in joint ventures for the fiscal years ended June 30, 2015 and 2014 was as follow:

	June 30, 2015	June 30, 2014
Beginning of the year	316,658	287,846
Capital contribution	8,369	3,343
Cash dividends (ii)	(33,614)	-
Share of profit	9,608	25,469
Capital reduction (iii)	(110,860)	-
End of the year	190,161	(i) 316,658

(i)     As of June 30, 2014 includes Ps. (59) reflecting interests in companies with negative equity, which are disclosed in “Provisions” (see Note 23).
(ii)    During the year ended June 30, 2015, the Group cashed dividends from Cyrsa S.A. and Nuevo Puerto Santa Fe S.A. in the amount of Ps. 31.0 million and Ps. 2.6 million, respectively.
(iii)   During the year ended June 30, 2015, Cyrsa S.A. distributed dividends due to capital reduction in the amount of Ps. 110.9 million.

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

Quality Invest S.A.

In March 2011, Quality subscribed an agreement of purchase for the property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter “Nobleza”) located in San Martin, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. The purchase price was agreed on USD 33.0 million. At the same time, Quality subscribed a lease agreement with Nobleza, by means of which Nobleza will rent the property for a maximum term of 3 years. On March 2, 2015, an Agreement Letter has been signed for the completion of lease agreement and restitution of San Martín plant. On April 2011, Quality requested the National Antitrust Commission to issue an advisory opinion on the obligation to notify the operation or not. Later, the Court of Appeals confirmed the CNDC’s decision regarding the obligation to serve notice and consequently, therefore, on February 23, 2012 local Form F1 was filed, which as of the date of these consolidated financial statements is still in process.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

As authorized by the relevant Ordinance, on January 20, 2015 Quality Invest S.A. entered into an Urbanization Agreement with the Municipality of San Martín which governs several regulatory aspects and sets forth a binding assignment of meters in exchange for cash contributions subject to formalization of certain administrative milestones included in the rezoning process. The Agreement contemplates a monetary compensation to the City Council totaling Ps. 40.0 million, payable in two installments of Ps. 20.0 million each. The first of such installments was actually paid on June 30, 2015, while the second, will be paid within 60 days after the registration of the plan of subdivision parcel in the Department of Geodesy of the Province of Buenos Aires.

Entertainment Holdings S.A.

As noted in Note 3, IRSA CP acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)’s capital stock and votes and as a consequence IRSA CP holds a jointly indirect interest in LRSA of 25% which operates the fairground Predio Ferial de Buenos Aires.

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

Neither has IRSA CP been served notice formally nor is it a party involved in the legal actions brought by the SRA.

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/2012 was found to be unconstitutional, such order shall have no legal effects either in EHSA or in the acquisition by IRSA CP of an equity interest in EHSA. However, if the opposite happen, that is, a court order declaring the nullity of Executive Order 2699/91 could have a real impact on acquired assets. In this scenario, the judicial decision may  render the purchase of the Plot of Land by SRA null and void , and all acts executed by SRA in relation to the Plot of Land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

On June 1, 2015, a ruling was issued in case 4573/2012 Sociedad Rural Argentina vs. National State – Executive Power on Declaratory Action, whereby the injunction staying the effects of Executive Order 2552/12 was lifted.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

On June 2, 2015 the Sociedad Rural Argentina filed a writ of appeals against the ruling indicated above and on that same date the appeal was admitted with staying effects. While a decision on the appeal filed with the Court of Appeals is pending, the motion to lift the injunction filed by the National State will have no effect.

The Court of Appeals may sustain the ruling that has been appealed and then lift the injunction requested by Sociedad Rural Argentina or else revoke the ruling that was appealed and sustain the injunction until a final decision has been rendered.

Notwithstanding the above,  to the date we are not aware of any judicial measure petitioned by the owner of the Plot of Land and/or the National Government, or the corresponding appeals or rulings, may have affected the actual use of the Plot of Land.

There are no contingent liabilities relating to the Group’s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, different to the mentioned above.

Puerto Retiro S.A. (“Puerto Retiro”)

On April 18, 2000, Puerto Retiro S.A. was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro. At the request of plaintiff, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land.

Indarsa had acquired 90% of the capital stock of Tandanor to a formerly estate owned company in 1991. Tandanor is mainly engaged in ship repairs, which activity was carried out in premises with a surface of 19 hectares located near La Boca and where Syncrolift is currently installed.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

The evidence steps of the legal procedures have been completed. Puerto Retiro appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

Notice has been served upon the commercial court that the criminal cause of action was declared extinguished by operation of the statutes of limitation and that the accused were acquitted. However, this ruling was revoked by the Criminal Cassation Court; an extraordinary remedy was filed, which was denied. Then a grievance remedy was filed with the Argentine Supreme Court, which has not yet decided on the dispute.

The Management and legal advisors of Puerto Retiro estimate that there are legal and technical issues to consider that the request for bankruptcy will be denied by the court. However, given the current status of the case, we cannot predict its outcome.

In addition, Tandanor filed a civil action against Puerto Retiro and other accused parties in the criminal case for violation of section 174 subsection 5, under section 173 subsection 7 of Criminal Code. The claim expects that upon invalidation of executive order that approved the bid of Dársena Norte plot of land, Tandanor be reimbursed any other sum of money that it claims to have lost due to the alleged fraudulent purchase-sale transaction of the real property disputed in the case.

Puerto Retiro filed an answer to the complaint in due course in relation to the civil action, and filed some affirmative defenses.  Tandanor requested the intervention of the National State as third party in the proceedings, which was admitted by the Court. In March 2015 both the National State and the plaintiffs answered the motion for affirmative defenses filed by the defendant. To date, no decision has been made regarding such defenses. Until the court rules on the admissibility of such affirmative defenses, we cannot predict the outcome; yet, there are some technical legal arguments that support the company’s position.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

Information about significant joint ventures

Set out below is the summarized financial information for the joint ventures considered to be material to the Group:

Summarized statements of financial position

	June 30, 2015
	Cyrsa S.A.	Puerto Retiro S.A.	Quality Invest S.A.
Assets
Total non-current assets	42,512	45,941	150,042
Current
Cash and cash equivalents	4,506	-	1
Other current assets	12,941	597	4,476
Total current assets	17,447	597	4,477
Total assets	59,959	46,538	154,519
Liabilities
Non-current
Financial liabilities (i)	1,104	9,133	1,195
Other liabilities	-	126	368
Total non-current liabilities	1,104	9,259	1,563
Current
Financial liabilities (i)	1,529	3,823	2,045
Other liabilities	22,262	383	3,978
Total current liabilities	23,791	4,206	6,023
Total liabilities	24,895	13,465	7,586
Net assets	35,064	33,073	146,933

	June 30, 2014
	Cyrsa S.A.	Puerto Retiro S.A.	Quality Invest S.A.
Assets
Total non-current assets	286,950	45,484	132,806
Current
Cash and cash equivalents	4,144	-	1,572
Other current assets	44,814	199	902
Total current assets	48,958	199	2,474
Total assets	335,908	45,683	135,280
Liabilities
Non-current
Financial liabilities (i)	-	9,006	1,378
Other liabilities	-	78	299
Total non-current liabilities	-	9,084	1,677
Current
Financial liabilities (i)	8,733	4,639	63
Other liabilities	22,716	662	3,737
Total current liabilities	31,449	5,301	3,800
Total liabilities	31,449	14,385	5,477
Net assets	304,459	31,298	129,803
(i) Excluding trade and other payables and provisions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.	Interests in joint ventures (Continued)

Summarized statements of comprehensive income

	Cyrsa S.A.		Puerto Retiro S.A.		Quality Invest S.A.
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Revenues	10,806	46,185	2,199	52	15,920	16,476
Interest income	25,052	66,290	63	134	283	178
Income tax expense	(9,829)	(25,275)	(34)	(187)	182	1,796
Profit / (Loss) for the year	14,306	45,206	(1,763)	(3,657)	4,129	2,383
Dividends received	30,990	-	-	-	-	-

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

Reconciliation of the summarized financial information presented with regard to the carrying amount of the Group’s interest in material joint ventures is as follows:

	Cyrsa S.A.		Puerto Retiro S.A.		Quality S.A.
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Net assets at beginning of the year	304,459	259,253	31,298	31,393	129,803	126,420
Profit / (Loss) for the year	14,306	45,206	(1,763)	(3,657)	4,129	2,383
Capital reduction	(221,721)	-	-	-	-	-
Release of reserves	(15,335)	-	-	-	-	-
Dividends distribution	(46,645)	-	-	-	-	-
Loss absorption	-	-	3,538	-	-	-
Irrevocable contributions	-	-	-	3,562	13,001	1,000
Net assets at end of the year	35,064	304,459	33,073	31,298	146,933	129,803
Interest held	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%
Interest in joint ventures	17,532	152,229	16,537	15,649	73,467	64,902
Higher value	-	-	29,209	29,209	1,231	1,025
Book amount at end of the year	17,532	152,229	45,746	44,858	74,698	65,927

9.	Interests in associates

The accounting policy used by the Group to value its interest in associates, materiality criteria and other relevant information concerning these investments are described in Note 2.3 (d).

See Note 3 for information about acquisitions and disposals of associates performed during the fiscal years ended June 30, 2015 and 2014.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

The table below lists the Group’s investments, values of interests as well as the Group’s interest in comprehensive income of such companies as of June 30, 2015 and 2014,except otherwise indicated below:

					Value of the Group's interest in equity		Group's interest in Comprehensive Income			% ownership interest held
					June 30,		June 30,			June 30,			Last financial statements issued
Name of the entity	Place of business / country of incorporation	Main activity	Nature of the relationship	Common shares 1 vote	2015	2014	2015	2014	2013	2015	2014	2013	Common stock (nominal value)	Net income fot the year	Shareholders' Equity
Tarshop	Argentina	Consumer financing	(1)	26,759,288	32,267	18,681	(8,430)	(16,300)	2,649	20%	20%	20%	243,796	(*) (46,377)	181,271
New Lipstick LLC	United States	Real estate	(2)	N/A	(344,627)	(176,923)	(169,226)	(154,499)	(88,706)	49.73%	49.80%	49.87%	N/A	(33,111)	(105,449)
Rigby	United States	Real estate	(3)	N/A	-	-	-	-	4,414	-	-	-	-	-	-
Lipstick Management LLC	United States	Management company	(4)	N/A	2,827	1,739	1,020	900	447	49%	49%	49%	N/A	(*) 188	(*) 630
BHSA	Argentina	Financial	(5)	446,515,208	1,356,237	1,211,625	143,293	184,449	58,721	29.99%	29.77%	29.77%	1,500,000	465,157	4,397,569
Manibil S.A.	Argentina	Real estate	(6)	30,397,880	46,556	38,289	918	6,369	2,329	49%	49%	49%	77,037	1,871	94,992
Banco de Crédito & Securitización S.A.	Argentina	Financial	(7)	3,984,375	15,814	13,610	2,205	3,709	1,198	6.38%	6.38%	6.38%	62,500	34,587	248,070
Bitania 26 S.A.	Argentina	Real estate	(8)	-	-	22,129	1,254	789	84	-	49%	49%	-	-	-
Avenida Inc.	United States	Investment	(9)	-	-	11,096	19,388	(1,944)	-	-	24.79%	-	-	-	-
IDB Development Corporation Ltd.	Israel	Investment	(10)	324,445,664	907,084	595,342	(918,336)	(507,363)	-	49.00%	26.65%	-	N/A	N/A	N/A
Condor	United States	Hotel	(11)	1,261,723	(18,304)	31,577	(49,881)	15,517	-	26.91%	26.91%	-	-	-	-
					1,997,854	1,767,165	(977,825)	(468,373)	(18,864)

(1)	Tarshop is primarily engaged in credit card and loan origination activities.
(2)	New Lipstick LLC (“New Lipstick”) net equity comprises a rental office building in New York City known as the “Lipstick Building” with related debt.
(3)
Rigby owns a rental office building located at 183 Madison Avenue, New York, NY. Since December 31, 2012, Rigby began to be reported in a consolidated basis and ceased to be an associate. The building was sold in September 2014, having no remaining interest as of June 30, 2015. See Note 42.

(4)	Lipstick Management LLC is engaged in managing the Lipstick Building, an office building for rent located in New York City.
(5)
BHSA is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. Share market value is Ps. 5.70.

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

(8)	The main asset of Bitania 26 S.A. (“Bitania”) is a hotel located in the City of Rosario known as Esplendor Savoy Rosario. As of June 30, 2015, the Group no longer has interest in the company.
(9)
Avenida Inc. is principally engaged in investing activities. As of June 30, 2015, holds 100% of Avenida Compras S.A., a Company engaged in e-commerce activity. As of June 30, 2015, the Group no longer has significant influence in the company (see Note 3.1).

(10)
The Group acquired IDB on May 7, 2014. IDBD is one of the Israeli biggest and most diversified investment groups. The Group has valued its interest in IDBD at fair value through profit or loss, according to an exception of IAS 28. See Notes 2.3 (d) and 3 for further information. Since interest in IDBD is valued at fair value, participation in financial statements and other comprehensive income statement of IDBD is not shown in the table above. Share market value is 1.957 NIS.

(11)	Condor is an investment Company engaged in hotels in United States (see Note 3.1).

(*)       In thousands of US dollars.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

Changes in the Group’s investment in associates for the years ended June 30, 2015 and 2014 were as follows:

	June 30, 2015	June 30, 2014
Beginning of the year	1,767,165	1,096,999
Acquisition / Increase in equity interest in associates (see Note 3)	1,254,306	1,131,806
Capital contributions	30,938	16,716
Share in (losses) / profit	(31,469)	77,721
Currency translation adjustment	54,644	(29,133)
Cash dividends (ii)	(12,873)	(9,983)
Sale of equity interest (see Note 3)	(33,768)	-
Reclassification to financial instruments (see Note 3)	(30,089)	-
Unrealized loss on investments at fair value	(1,001,000)	(516,961)
End of the year (i)	1,997,854	1,767,165

(i) Includes Ps. (362,931) and Ps. (176,923) reflecting interests in companies with negative equity as of June 30, 2015 and June 30, 2014, respectively, which are disclosed in “Provisions” (see Note 23).
(ii) During the year ended June 30, 2015, the Group cashed dividends from BHSA in the amount of Ps. 12.9 million. During the year ended June 30, 2014, the Group cashed dividends from BHSA and Manibil S.A. in the amount of Ps. 9.2 million and Ps. 0.8 million, respectively.

Restrictions, commitments and other matters in respect of associates

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

Tarshop S.A.

Over the past two fiscal years, the BCRA modified certain aspects of the regulatory framework of the activities carried out by Tarshop S.A. Based on these changes, our Associate is going through a business reformulation process.

In addition, during October 2014 Banco Hipotecario S.A and IRSA CP approved a gradual capitalization plan to be carried out by shareholders pro rata their holdings; the first tranche of such capitalization has already been made for a total amount of Ps. 110.0 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

No-competition agreement for the sale of the equity interest

Due to the sale assignment and transfer of the 80% of the equity interest in Tarshop to BHSA, made during the fiscal year ended June 30, 2011, the Group committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop has a presence.

New Lipstick

New Lipstick has a pledge over the shares of its operating subsidiary Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan”). Metropolitan owns the building known as Lipstick Building in Manhattan.

IDBD

Under the Agreement, Dolphin and ETH agreed to participate on a joint and several basis in the capital increases resolved by IDBD’s Board of Directors in order to carry out its business plan for 2014 and 2015, for at least NIS 300 million in 2014 and NIS 500 million in 2015. As of June 30, 2015, Dolphin has contributed NIS 668.6 million in aggregate and ETH has contributed NIS 203.5 million in IDBD. In this way, Dolphin has completed its committed contributions, while IDBD is claiming from ETH, and jointly and severally to Dolphin, to pay the balance committed by ETH for an aggregate of NIS 196.5 million (equivalent to approximately US$ 52.1 million at the exchange rate prevailing as of June 30, 2015).

Moreover, as part of the Arrangement, Dolphin and ETH committed jointly and severally to make Tender Offers for the purchase of IDBD’s shares for a total amount of NIS 512.09 million (equivalent to approximately US$ 135.7 million at the exchange rate prevailing as of June 30, 2015), as follows: (i) by December 31, 2015 at least NIS 249.8 million for a price per share of NIS7.798 (value as of June 30, 2015, subject to adjustment) and (ii) by December 31, 2016, for at least NIS 512.09 million, less the offer made in 2015, for a price per share of NIS 8.188 (value as of June 30, 2015, subject to adjustment). As security for the performance of the tender offers, a total of 34,130,119 shares in IDBD were pledged as of June 30, 2015. In addition, as of June 30, 2015, 49,695,135 shares, 23,950,072 Series 4 warrants, 22,752,569 Series 5 warrants and 20,357,561 Series 6 warrants of IDBD held by Dolphin were deposited in the same escrow account in which the pledged shares are deposited, and are expected to be transferred to an account which is not an escrow account. As of the date of issuance of these financial statements, the Tender Offer has not been consummated.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

On May 12, 2014, IDBD’s shares became listed on the TASE. Consequently, all the shares (including the pledged shares) were deposited in escrow with Bank Leumi Le-Israel as security in compliance with the lock-up provisions set forth in Chapter D of the TASE Regulations, which provide that initially listed shares may not be disposed of for a term of 18 months and allow the release of 2.5% per month beginning on the fourth month since the initial listing date. Consequently, pursuant to the TASE´s regulations as of June 30, 2015 39,237,461 shares and 243,394 Series 3 warrants remained deposited as set forth above (including part of the pledged shares).

On December 29, 2014, Dolphin agreed to inject funds in IDBD, directly or through another company controlled by Eduardo S. Elsztain, for at least NIS 256 million and up to NIS 400 million, as follows: (i) NIS 256 million through the exercise of the New Rights arising from the Rights Offering by Dolphin; (ii) an additional investment (the “Additional Investment”) for an amount equivalent to (a) the Maximum Immediate Consideration (as such term is defined in note 3 to these financial statements), less (b) the amount received by IDBD under the Rights Offering, excluding the exercise of the new warrants, but in no case for an amount higher than NIS 144 million. The Additional Investment will be made by Dolphin or a vehicle controlled by Eduardo Sergio Elsztain exercising additional rights to be acquired by them or, if such rights are not acquired, by participating in another rights offering to be made by IDBD. On February 10, 2015, Dolphin subscribed a total of NIS 391.5 million, with a remaining contribution commitment of NIS 8.5 million.

In addition, as set forth in Note 3 to these financial statements, Dolphin committed  to (i) exercise the Series 4 warrants for a total amount of NIS 150 million if so requested by IDBD’s Board of Directors within 6 to 12 months of the Rights Offering date; and (ii) exercise the remaining Series 4, 5 and 6 warrants received under the Rights Offering, subject to the satisfaction of two conditions simultaneously: (a) that IDBD and its lenders reach an agreement to amend certain covenants; and (b) that a control permit over Clal is given by the Capital Markets, Insurance and Savings Commissioner of Israel.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

On May 6, 2015, Dolphin submitted to IDBD’s Board of Directors the following binding and irrevocable proposal: Following is a summary of the terms of the proposal:

(i)	Appointment of Eduardo Sergio Elsztain as single chairman of IDBD’s Board of Directors;

(ii)
Dolphin’s commitment (directly or through any vehicle controlled by Eduardo Sergio Elsztain) to accelerate its obligation to exercise the Series 4 warrants for NIS 150 million, and thus IDBD will have the possibility to require their exercise since May 20, 2015 instead of on July 19, 2015, provided that before May 20, 2015, (later it was clarified that this date would be no later than June 2, 2015), IDBD receives a written irrevocable commitment from the representatives of the bondholders to the effect that until July 20, 2015 they will not call a bondholders meeting (unless they are required to do so under the applicable laws) that includes in its agenda any of the following items:

(a)	Appointment of advisers (financial, legal or otherwise);

(b)	Appointment of a committee representing IDBD’s bondholders (as defined below);

(c)	File legal actions against IDBD; and

(d)	Request of an early or immediate payment of any indebtedness of IDBD.

(iii)
IDBD’s Board of Directors should set up a committee composed of two members of IDBD’s monitoring committee and two members of IDBD’s board appointed by Dolphin, which shall have the following duties, subject to the applicable law (later it was clarified that such committee shall not have the authority to make any decisions but rather only to make recommendations to the Board of Directors:

(a)	Manage, discuss, negotiate and conclude negotiations with the representatives of IDBD’s bondholders regarding their requests;

(b)	Negotiate with IDBD’s financial creditors a new set of covenants for IDBD’s financial indebtedness; and

(c)	Devise a business and financial plan for IDBD.

(iv)
Dolphin (directly or through any vehicle controlled by Eduardo Sergio Elsztain), promises to submit offers to purchase IDBD in the public phase of the public offering at an amount of up to NIS 100 million at a price per share which is no less than the opening price in the public phase of the public offering, and subject to the following conditions, inter alia:

(a)
That IDBD makes a public offering of its shares under terms acceptable to the market and approved by IDBD’s Board of Directors, for an amount of at least NIS 100 million and not to exceed NIS 125 million, and that the offering is made between October 1, 2015 and November 15, 2015.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

(b)
The commitment assumed by Dolphin would automatically expire upon the occurrence of any of the following events before the day of the public auction under the public offering: (i) if any of IDBD’s creditors or any of the representatives of IDBD’s bondholders files legal actions against IDBD, including a request for early or immediate repayment or acceleration of any portion of IDBD’s debt; (ii) if a meeting of any of IDBD’s bondholders is called including in its agenda any of the matters set forth in paragraph (ii); (iii) if IDBD receives capital contributions for a total amount of NIS 100 million in any manner, whether through a rights offering, the exercise of warrants, a private or public placement, and if such contributions are made by Dolphin directly or through any vehicle controlled by Eduardo Sergio Elsztain (apart from the capital contributions creditable against the remaining NIS 8.5 million obligation under Dolphin’s irrevocable proposal dated December 29, 2014), or by any other individual or legal entity, or the investor public, and at any event when the aggregate amount of such capital contributions under paragraph 5 (d) (iii) of the proposal so submitted is lower than NIS 100 million, Dolphin’s commitment under Section (iv. a) above would be reduced accordingly; or (iv) if a material adverse event or change occurs in IDBD or its control structure or in any of its material affiliates.

On May 7, IDBD’s Board of Directors approved the proposal and Eduardo Sergio Elsztain was appointed sole Chairman of IDBD’s Board of Directors.

On June 3, 2015, pursuant to the original Dolphin proposal of December 29, 2014, as amended by paragraph (ii) of the proposal dated May 6, 2015, Dolphin exercised 44.2 million Series 4 warrants, while IFISA exercised the remaining Series 4 warrants required to complete the total NIS 150 million commitment. Therefore, the commitment was satisfied as of June 30, 2015.

On May 27, 2015, Dolphin submitted to the Arrangement Trustees an alternative proposal to the Tender Offers to be made (the “Tender Offer Alternative Proposal”) which mainly provided as follows:

-
Replacement of the obligation to make Tender Offers in the market for a total of NIS 512 million prsuant to the Arrangement for Dolphin’s obligation to inject in IDBD NIS 512 million in two installments of NIS 256 million against the issuance of Bonds by the company.

-	The NIS 512 million injected by Dolphin would be against IDBD Bonds for a principal amount of 512 million.

-	Following the first injection of NIS 256 million, the shares currently pledged in favor of ETH would be assigned to Dolphin, plus 2.1 million additional shares in IDBD owned by ETH.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

-
After completion of the injection of NIS 512 million, all the shares to be acquired under the Tender Offer would be assigned to Dolphin. In addition, Dolphin would buy all shares and warrants of all remaining series of IDBD for a total amount of NIS 30 million and would inject NIS 20 million in IDBD against the issuance of Bonds for a principal amount of NIS 20 million in favor of the holders of the shares and warrants so purchased.

-	The bonds to be purchased by Dolphin would have the following features (the “Bonds”):

•	The principal amount would be repayable in six annual, equal installments, on December 15, 2022 through 2027.

•	They would have a dividend coupon attached, accruing interest at 4% per annum, payable on a yearly basis.

•	They would be indexed (principal amount and interest) according to the Israeli Price Index.

•	They would not be secured by any collateral and would not have any preference over IDBD’s existing bonds.

-	ETH would be able to participate on a joint and several basis in 50% of this Tender Offer Alternative Proposal.

The Tender Offer Alternative Proposal was rejected by the Arrangement Trustees and therefore, it is ineffective as of the date of these financial statements.

On June 29, 2015, Dolphin submitted an irrevocable proposal to IDBD and DIC (the “Proposal to IDBD and DIC”) which offered that, subject to its approval by the Boards of Directors of both companies, DIC would start as soon as possible a rights offering for up to approximately NIS 500 million (“DIC’s Rights Offering”) (equivalent to US$ 132.5 million at the exchange rate prevailing as of June 30, 2015). Under DIC’s Rights Offering, each shareholder of DIC would receive, for no consideration, DIC’s right units consisting of 4 series of warrants issued by DIC (which would be registered for trading in the TASE), each of which would be exercisable for one common share of DIC (“DIC’s Warrants”), with the following features:

-	DIC’s Warrants would be divided into 4 series, and the exercise price of each of such series would be approximately NIS 125 million, as follows:

•
The first series of warrants would be exercisable until December 21, 2015, for a price to be determined based on acceptable market conditions and after consultation with capital market experts, but in no case for a higher price than NIS 6.53 (“DIC’s 1 Warrants”).

•	The second series of warrants would be exercisable until December 21, 2016, for an exercise price equivalent to 110% of DIC’s 1 Warrants’ exercise price.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

•
The third series of warrants would be exercisable until December 21, 2017, for an exercise price of: (i) 110% of DIC’s 1 Warrants’ exercise price, in the event they are exercised before December 21, 2016; or (ii) 120% of DIC’s 1 Warrants’ exercise price if they are exercised between December 21, 2016 and December 21, 2017.

•
The fourth series of warrants would be exercisable until December 21, 2018, for an exercise price of: (i) 110% of DIC’s 1 Warrants’ exercise price, in the event they are exercised before December 21, 2016; or (ii) 130% of DIC’s 1 Warrants’ exercise price if they are exercised between December 21, 2016 and December 21, 2018.

-
As part of DIC’s Rights Offering, IDBD would promise to exercise all DIC’s 1 Warrants issued in favor of IDBD, for a total amount of approximately NIS 92.5 million (“IDBD’s Investment Amount”) by December 21, 2015, provided that the following conditions have been satisfied as of such date:

•	IDBD should have the written consent of IDBD’s main lenders for IDBD to exercise DIC’s 1 Warrants issued in its favor under DIC’s Rights Offering.

•	IDBD should have conducted and completed a Rights Public Offering (as such term is defined below), under which it should have raised an amount of at least NIS 200 million.

•
IDBD should have received the written consent of its main lenders in order for any amount injected as capital in IDBD after the date of such proposal in excess of NIS 100 million and up to NIS 350 million, to be used at any time for injection from IDBD into DIC, through any capital injection method.

•
IDBD´s obligation expires upon the occurrence of any of the events which result in the expiration of Dolphin´s commitment pursuant to the proposal (as described below) or in case of a material adverse event or change occurs in IDBD or its control structure or in any of its material affiliates.

In turn, Dolphin proposes the following to IDBD:

-
IDBD’s public offering amount under Dolphin’s proposal dated May 6 would be increased by at least NIS 100 million and up to NIS 125 million (the “Rights Public Offering under the Proposal to IDBD and DIC”). In other words, the total amount would be increased from a minimum of NIS 100 million to a minimum of NIS 200 million, and the maximum amount would be increased from a maximum of NIS 125 million to a maximum of NIS 250 million (the “Total Increased Amount”).

-
Therefore, Dolphin’s obligation to participate in the Rights Public Offering under the Proposal to IDBD and DIC would be increased (compared to the proposal dated May 6, 2015) by an amount equal to the difference between the Total Increased Amount and the total amount of commitments received, always provided that such amount were not higher than NIS 200 million (the “Capital Contribution Amount”).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

-
The approval of this proposal would constitute IDBD’s confirmation and approval that all of Dolphin’s commitments under this proposal would imply the full and complete settlement of its remaining obligations to inject NIS 8.5 million in IDBD, pursuant to Dolphin’s irrevocable proposal dated December 29, 2014 (provided however that Dolphin shall participate in an amount exceeding NIS 8.5 million).

-
The amount mention in section 5(d)(iii) of the May 6 proposal shall be NIS 200 million. Dolphin's commitment would automatically expire upon the occurrence of any of the following events: (i) if any of DIC’s creditors or any of the trustees of DIC’s bonds filed any legal action against DIC, including a request for the early repayment or acceleration of any portion of DIC’s debt; and/or (ii) if any meeting of DIC’s bondholders included in its agenda one or many of the following matters: (a) appointment of advisers (financial, legal or otherwise); (b) appointment of a committee of representatives of DIC’s bondholders; (c) filing of any legal action against DIC; and/or (d) requests for early or immediate repayment of any portion of DIC’s debt, or any similar discussion.

The Proposal to IDBD and DIC was binding and irrevocable, and it was valid up to July 13, 2015 (later extended to July 16, 2015) and expired on such date if the Boards of Directors of IDBD and DIC did not accept it and approve it unconditionally (in this regard, see note on subsequent events). The Proposal to IDBD and DIC was approved by IDBD’s Board of Directors on July 16, 2015.

On July 9 and 16, 2015, Dolphin submitted clarifications on the Proposal to IDBD and DIC. For further information, see note 44 on subsequent events in these financial statements.

Class Action Claim

In June 2015, an application for the court to approve the commencement of a class action (the “Class Action”) was filed by four individuals who were among the creditors of IDBH that were entitled to participate in IDBH’s approved Arrangement and the Rights Offerings made in 2014 and 2015.

The Class Action was filed before the applicable courts of Israel against IDBD, Dolphin, Eduardo Sergio Elsztain, ETH and Mordechay Ben Moshe (in their capacities as controlling shareholders of IDBD) and against the members of IDBD’s Board of Directors who were in office between 2014 and 2015. The amount of the claim is NIS 1,048 million (equivalent to US$ 277.6 million as of June 30, 2015).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

As concerns the legal action, pursuant to the applicable laws the proceedings are divided into two stages: (i) the preliminary stage, in which the plaintiff pleads the court to allow the complaint as a class action; and (ii) the certification stage, in which the plaintiff shall prove by producing reasonable evidence that it satisfies the minimum requirements for the class action to qualify as such pursuant to the applicable laws. If such requirements are met and the case is admitted as a class action, the substantive proceedings will start.

At present, the Class Action is at the certification stage.

Pursuant to the applicable laws the defendants have a 90-day term to file its defense (such term does not include the period from July 21 to September 5, 2015, when the Israeli courts are on recess).

Based on the Israeli legal counsel, it is more likely than not that the Class Action will be dismissed against Dolphin.

In the application for Class Action, the plaintiffs argued that IDBD’s controlling shareholders and its Board of Directors acted in concert to frustrate the sale of Clal’s shares to JT Capital Fund (“JT”) and privileged their own interests, causing them material damages as under the terms of the Arrangement they would have been entitled to receive a larger payment had the above mentioned sale been consummated.

In addition, they sustain that the Rights Offerings made in 2014 and 2015 discriminated against the minority shareholders and were carried out without obtaining the required consents (given the personal interest of the controlling shareholders), resulting in the dilution of plaintiffs’ rights’ economic value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

BHSA

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by BHSA.

As of June 30, 2015, BHSA has a remainder of 36.6 million Class C shares Ps. 1 par value received in 2009 as a result of certain financial transactions. The Annual Shareholders' Meeting decided to allocate 35.1 million of such shares to an employee compensation plan pursuant to Section 67 of Law 26,831. The remaining 1.5 million shares belong to third party holders of Stock Appreciation Rights, who have failed to produce the documentation required for redemption purposes. As of June 30, 2015, excluding said treasury stock, the Group’s interest in BHSA amounts to 29.99% (or to 30.74%, including said treasury stock).

Information about significant associates

Set out below are the summarized financial information of BHSA as of June 30, 2015 and 2014:

Summarized statements of financial position

	BHSA
	June 30, 2015	June 30, 2014
Assets
Total non-current Assets	10,233,808	8,794,304
Current
Cash and cash equivalents	3,312,594	3,111,615
Other current assets	21,537,466	15,432,874
Total current assets	24,850,060	18,544,489
Total assets	35,083,868	27,338,793
Liabilities
Non-current
Financial liabilities (i)	3,625,045	4,208,630
Other liabilities	100,132	(129,996)
Total non-current liabilities	3,725,177	4,078,634
Current
Financial liabilities (i)	25,775,030	18,140,073
Other liabilities	1,117,945	1,095,056
Total current liabilities	26,892,975	19,235,129
Total liabilities	30,618,152	23,313,763
Net assets	4,465,716	4,025,030
Non-controlling interest	68,147	50,662
Net assets of the Parent company	4,397,569	3,974,368
(i)	Exclude Trade and other payables and provisions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.           Interests in associates (Continued)

Summarized statements of comprehensive income

	BHSA
	June 30, 2015	June 30, 2014
Revenues	4,499,581	3,046,657
Depreciation and amortization	(140,747)	(86,035)
Interest income	4,215,729	3,729,649
Interest expense	(2,785,449)	(2,059,377)
Allowance for trade receivables	(343,471)	(333,025)
General and administrative expenses	(3,273,162)	(2,297,449)
Other expenses	(1,211,684)	(1,022,315)
Other earnings, net	(145,254)	(94,463)
Income tax expense	(354,828)	(301,273)
Profit for the year	460,715	582,369
Other comprehensive income	-	14,760
Total other comprehensive income for the year	460,715	597,129
Loss attributable to non-controlling interest	(4,303)	(9,760)
Dividends received	12,873	9,144

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies of the Group and fair value adjustments made at the time of the acquisition.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in the associate is as follows:

	BHSA
	June 30, 2015	June 30, 2014
Net assets at beginning of the year	3,974,368	3,397,479
Profit for the year	465,018	592,129
Other comprehensive income	-	14,760
Dividends distribution	(41,817)	(30,000)
Net assets at end of the year	4,397,569	3,974,368
Interest held	30.74%	30.51%
Interest in associates	1,351,718	1,212,781
Goodwill	4,904	-
Intergroup transactions	(385)	(1,156)
Book amount at the end of the year	1,356,237	1,211,625

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

The fair value of the Group’s investment in BHSA was estimated based on the present value of future business cash flows. The premises used to calculate the fair value as of June 30, 2015 were the following:

- The Group considered the period 2016-2023 as horizon for the projection of BHSA cash flows. Cash flows were projected based on the business plan filed with BCRA, as indicated by Argentine applicable regulations. Cash flows assume an annual growth based on historic performance of bank, market research and peer information, among others. On the other hand, perpetuity was computed at decreasing rates over the first years after 2023, and is later stabilized in the long term.
- Projected cash flows include interest income resulting from the main source of income of BHSA, including income resulting from mortgage loans, personal loans, credit cards and corporate loans. In addition, cash flows include interest expenses related to client deposits, which volumes were determined based on current demand, percentage of market share and competition as of June 30, 2015. To estimate such projections, a financial model was used where the business plan abovementioned was the starting point.
- The “Private BADLAR” interest rate was projected based on internal data and information gathered from external consultants. The “Private BADLAR” is the average of interest rates paid by financial entities on term deposits of more than 1 million pesos, with maturities of 30 to 35 days. This rate is calculated daily by the BCRA based on a survey that includes interest rate data provided by the main banks and financial institutions in the City of Buenos Aires and Gran Buenos Aires (C.A.B.A. and G.B.A. as per their Spanish acronyms). The “Private BADLAR” is the most representative interest rate in the Argentine financial system.
- The projected exchange rate was estimated in accordance with internal data and external information provided by independent consultants.
- Projected cash flows include the amortization of a revolving loan of BHSA.
- Projections consider capital requirements as per BCRA regulations.
- Projected cash flows are stated in Pesos in real terms, deflated pursuant to inflation projections estimated by BHSA.
-     The discount rate used to discount real dividend flows and calculate the fair value is 15.97%.

Based on the described premises, the Group estimated the fair value of its investment in BHSA as of June 30, 2015 to be Ps. 3,389.7 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

IDBD

	IDBD (in millions of pesos)
	June 30, 2015	June 30, 2014
Assets
Non- Current Assets
Investment in associates	8,866	9,118
Other investments and derivative financial instruments	833	5,856
Property, plant and equipment	13,450	12,791
Investment properties	27,299	24,317
Intangible assets	11,419	12,580
Other non-current assets	3,068	3,375
Total non-current assets	64,935	68,037
Current Assets
Other investments and derivative financial instruments	5,251	8,354
Trade and other receivables	6,101	6,878
Cash and cash equivalents	8,375	10,829
Other current assets	10,617	5,762
Total current assets	30,344	31,823
Total assets	95,279	99,860
Liabilities
Non-Current Liabilities
Obligations	41,961	45,756
Bank loan and other financial liabilities	7,553	6,747
Financial instruments	7,274	8,072
Other non-current liabilities	4,896	4,767
Total non-current liabilities	61,684	65,342
Current Liabilities
Obligations	7,002	7,899
Bank loan and other financial liabilities	5,338	6,340
Trade payables	6,053	5,923
Other current liabilities	5,816	6,502
Total current liabilities	24,209	26,664
Total liabilities	85,893	92,006
Net assets	9,386	7,854
Non-controlling interest	8,526	8,643
Net assets of the Parent company	860	(789)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.	Interests in associates (Continued)

	IDBD (in millions of pesos)
	June 30, 2015 (period of twelve months)	June 30, 2014 (period of six months)
Net cash generated by operating activities	2,909	3,346
Net cash generated by investing activities	1,389	4,228
Net cash used in financing activities	(4,505)	(11,805)
Net decrease in cash and cash equivalents	(207)	(4,231)

Net decrease in cash and cash equivalents from continuing operations	(207)	(6,935)
Net increase in cash and cash equivalents from discontinued operations	-	2,704
Net decrease in cash and cash equivalents	(207)	(4,231)

Cash and cash equivalents at beginning of period	8,480	11,870
Foreign exchange gain on cash and cash equivalents	107	2,846
Changes in cash included in assets classified as held for sale	(5)	344
Cash and cash equivalents at end of year	8,375	10,829

	IDBD (in millions of pesos)
	June 30, 2015 (period of twelve months)	June 30, 2014 (period of six months)
Gross profit	7,316	9,564
Profit before Income Tax	945	1,013
Income tax	(232)	(592)
Profit from continuing operations	713	421
Profit from discontinued operations	-	144
Net Profit for the period	713	565
Other comprehensive income	(562)	221
Total comprehensive income for the period	151	786
Profit attributable to non-controlling interest	140	833

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties

Changes in the Group’s investment properties for the years ended June 30, 2015 and 2014 were as follows:

	Shopping Center	Office buildings and other rental properties	Undeveloped parcel of lands	Properties under development	Total
At July 1st, 2013
Costs	3,099,729	1,756,964	367,591	185,185	5,409,469
Accumulated amortization	(1,239,831)	(186,372)	-	-	(1,426,203)
Residual value	1,859,898	1,570,592	367,591	185,185	3,983,266
Year ended June 30, 2014
Opening residual value	1,859,898	1,570,592	367,591	185,185	3,983,266
Additions	61,108	23,988	454	156,927	242,477
Currency translation adjustment	-	375,263	-	-	375,263
Reclassification of held for sale	-	(1,098,990)	-	-	(1,098,990)
Disposals	(35)	(46,977)	-	(684)	(47,696)
Transfers	(25,332)	15,076	(174)	(803)	(11,233)
Financial costs capitalized	-	-	-	22,376	22,376
Depreciation (i) (Note 32)	(130,394)	(65,474)	-	-	(195,868)
Closing residual value	1,765,245	773,478	367,871	363,001	3,269,595
At June 30, 2014
Costs	3,135,470	1,022,389	367,871	363,001	4,888,731
Accumulated amortization	(1,370,225)	(248,911)	-	-	(1,619,136)
Residual value	1,765,245	773,478	367,871	363,001	3,269,595
Year ended June 30, 2015
Opening residual value	1,765,245	773,478	367,871	363,001	3,269,595
Additions	60,361	220,152	1,569	186,457	468,539
Transfers (ii)	490,191	23,080	25,331	(538,602)	-
Transfers to property, plant and equipment	(140)	10,404	-	(8,779)	1,485
Transfers to trading property	(3,107)	-	-	-	(3,107)
Disposals	(114)	(93,566)	(3,251)	(2,077)	(99,008)
Depreciation (i) (Note 32)	(123,387)	(24,040)	-	-	(147,427)
Closing residual value	2,189,049	909,508	391,520	-	3,490,077
At June 30, 2015
Costs	3,682,661	1,182,459	391,520	-	5,256,640
Accumulated amortization	(1,493,612)	(272,951)	-	-	(1,766,563)
Residual value	2,189,049	909,508	391,520	-	3,490,077
(i)     As of June 30, 2015 and 2014 depreciation charges of investment property were included in “Costs” in the statement of income (Note 32).
(ii)           Includes transfers due to the opening of Alto Comahue and Distrito Arcos Shopping Centers.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	June 30, 2015	June 30, 2014	June 30, 2013
Rental and service income	2,109,117	1,714,097	1,340,984
Income from expenses and collective promotion fund	887,208	736,302	594,290
Direct operating expenses	(1,496,986)	(1,336,987)	(1,075,423)
Development expenditures	(13,588)	(17,506)	(12,188)
Gain from disposal of investment property	1,162,770	235,507	183,767

Financial costs incurred during the fiscal years ended June 30, 2015, 2014 and 2013 were Ps. 12,957, Ps. 22,376 and Ps. 10,307, respectively, capitalized at the rate of the Group's general borrowings, which average amounts to 15%. Those costs correspond to Distrito Arcos, Alto Comahue and Soleil Premium Outlet. Capitalization of financial costs has ceased since the completion of the shopping malls.

Certain investment properties of the Group have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. The net book value of those Group´s investment properties as of June 30, 2015 and 2014:

	June 30, 2015	June 30, 2014
Soleil Premium Outlet (i)	-	88,634
Córdoba Shopping (ii)	61,111	64,951
Total	61,111	153,585

(i) On August 22, 2014, IRSA CP paid the balance of the purchase price for the shopping center known as “Soleil Premium Outlet” in the amount of Ps. 105.8 million (US$ 12.6 million plus interest). As a result, the mortgage granted in favor of INC S.A. was fully discharged.
(ii) A portion of the Córdoba shopping center property is encumbered with an antichresis right as collateral for a debt amounting to Ps. 11.3 million and Ps. 13.2 million as of June 30, 2015 and 2014, respectively. The debt is included in “Trade and other payables” in the statements of financial position.

As of June 30, 2015 and 2014, the fair value of investment properties amounts to Ps. 22,088.7 million and Ps. 19,188.1 million, respectively. The fair values are based on comparable values of certain qualified external appraisers (Level 2 of fair value hierarchy) except in the case of shopping centers, where fair value is based on the market capitalization valuation (Level 3 of the fair value hierarchy). In the first case, sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per m2 (square meter). In the second case, the capitalization rates used also take into account specific aspects of each property.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties (Continued)

The following is a detailed summary of the Group's investment properties by type at June 30, 2015:

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions/ Disposals/ Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book amount	Date of construction	Date of acquisition	Useful life as of 06.30.15
Shopping centers:
Abasto de Buenos Aires	-	9,753	430,847	10,553	9,753	441,400	451,153	(195,818)	255,335	Nov-98	Jul-94	17
Alto Palermo Shopping	-	8,694	594,621	13,609	8,694	608,230	616,924	(395,132)	221,792	Oct-90	Nov-97	15
Alto Avellaneda	-	18,089	299,323	22,073	18,089	321,396	339,485	(208,345)	131,140	Oct-95	Dec-97	12
Paseo Alcorta	-	8,006	169,389	12,128	8,006	181,517	189,523	(83,432)	106,091	Jun-92	Jun-97	16
Alto Noa	-	227	68,467	2,706	227	71,173	71,400	(41,692)	29,708	Sep-94	Mar-95	14
Buenos Aires Design	-	-	63,738	9,332	-	73,070	73,070	(60,210)	12,860	Nov-93	Nov-97	3
Patio Bullrich	-	9,814	220,955	7,840	9,814	228,795	238,609	(126,183)	112,426	Sep-88	Oct-98	17
Alto Rosario	-	25,686	138,227	3,237	25,686	141,464	167,150	(52,136)	115,014	Nov-04	Nov-04	19
Mendoza Plaza	-	10,546	173,150	14,210	10,546	187,360	197,906	(96,249)	101,657	Jun-94	Dec-94	16
Dot Baires Shopping	-	84,890	321,589	89,629	53,462	442,646	496,108	(118,848)	377,260	-	Nov-06	26
Córdoba Shopping	Antichresis	5,009	112,650	(352)	5,009	112,298	117,307	(56,196)	61,111	Mar-90	Dec-06	15
Distrito Arcos	-	-	-	236,656	-	236,656	236,656	(6,856)	229,800	-	Nov-09	31
Alto Comahue	-	1,143	10,201	302,721	1,143	312,922	314,065	(4,962)	309,103	-	May-06	22
Patio Olmos	-	11,532	21,943	-	11,532	21,943	33,475	(6,425)	27,050	May-95	Sep-07	17
Soleil Factory	-	23,267	55,905	36,113	23,267	92,018	115,285	(30,984)	84,301	-	Jun-10	9
Ocampo parking space	-	3,201	21,137	207	3,201	21,344	24,545	(10,144)	14,401	-	Sep-06	23
Total Shopping Centers		219,857	2,702,142	760,662	188,429	3,494,232	3,682,661	(1,493,612)	2,189,049

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties (Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book amount	Date of construction	Date of acquisition	Useful life as of 06.30.15
Office building and other rental properties portfolio:
Abasto Office	-	-	-	14,288	-	14,288	14,288	(3,204)	11,084	Mar-13	-	17
Building annexed to Alto Palermo Shopping	-	-	38,201	-	-	38,201	38,201	(5,659)	32,542	-	Jun-06	9
Dot building	-	13,346	75,482	54,466	44,775	98,519	143,294	(16,929)	126,365	-	Nov-06	30
Anchorena 545/665	-	3,018	14,851	-	3,018	14,851	17,869	(4,697)	13,172	-	Agu-08	-
Zelaya 3102, 3103 and 3105	-	1,723	-	-	1,723	-	1,723	-	1,723	-	Jul-05	-
Bouchard 710	-	40,167	21,398	132	40,167	21,530	61,697	(774)	60,923	-	Jun-05	26
Bouchard 551	-	4,963	4,634	534	4,963	5,168	10,131	(2,433)	7,698	-	Mar-07	29
Dique IV	-	3,660	63,181	1,941	3,660	65,122	68,782	(16,947)	51,835	Apr-09	-	32
Intercontinental Plaza (i)	-	2,929	44,526	341	2,929	44,867	47,796	(6,690)	41,106	Jun-96	Nov-97	24
Libertador 498	-	1,088	4,487	891	1,088	5,378	6,466	(2,528)	3,938	-	Dec-95	23
Madero 1020	-	70	294	-	70	294	364	(251)	113	-	Dec-95	5
Maipú 1300	-	4,992	20,131	1,605	4,992	21,736	26,728	(12,015)	14,713	-	Sep-95	22
Rivadavia 2768	-	88	498	-	88	498	586	(304)	282	Jun-95	Sep-91	12
Suipacha 652	-	2,712	4,872	1,020	2,712	5,892	8,604	(349)	8,255	Jun-94	Nov-91	10
Torre BankBoston	-	78,362	63,370	-	78,362	63,370	141,732	(3,300)	138,432	-	Agu-07	27
República building	-	111,070	89,775	96	111,070	89,871	200,941	(5,970)	194,971	-	Apr-08	26
Constitución 1111	-	256	1,082	-	256	1,082	1,338	(655)	683	Mar-95	Jun-94	21
La Adela	-	214,594	-	-	214,594	-	214,594	-	214,594	-	Jul-14	-
Santa María del Plata	-	12,500	-	24	12,500	24	12,524	(14)	12,510	-	Jun-97	-
Total Office and Other rental properties portfolio		495,538	446,782	75,338	526,967	490,691	1,017,658	(82,719)	934,939

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.	Investment properties (Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book amount	Date of construction	Date of acquisition	Useful life as of 06.30.15
Undeveloped parcels of lands:
Building annexed to DOT	-	25,336	-	-	25,336	-	25,336	-	25,336	-	Nov-06	-
Luján plot of land	-	41,861	-	111	41,972	-	41,972	-	41,972	-	May-12	-
Caballito - Ferro	-	45,812	-	-	45,812	-	45,812	-	45,812	-	Nov-97	-
Intercontinental plot of land	-	1,564	-	-	1,564	-	1,564	-	1,564	-	Feb-98	-
Santa María del Plata	-	158,523	-	428	158,951	-	158,951	-	158,951	-	Jun-97	-
Catalinas Norte	-	100,862	1,803	6,831	100,862	8,634	109,496	-	109,496	-	Dec-09	-
Pilar	-	1,550	-	-	1,550	-	1,550	-	1,550	-	Jul-97	-
Others	-	3,272	-	3,567	6,839	-	6,839	-	6,839	-	-	-
Total undeveloped parcels of land		378,780	1,803	10,937	382,886	8,634	391,520	-	391,520
Total		1,094,175	3,150,727	846,937	1,098,282	3,993,557	5,091,839	(1,576,331)	3,515,508

(i)	As of June 30, 2015 includes property, plant and equipment for an amount of Ps. 25,431 since are offices used by the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2015 and 2014 was as follows:

	Hotel buildings and facilities	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At July 1st, 2013
Costs	380,543	62,773	14,336	87,846	512	546,010
Accumulated depreciation	(212,343)	(37,252)	(10,296)	(72,934)	(512)	(333,337)
Residual value	168,200	25,521	4,040	14,912	-	212,673
Year ended June 30, 2014
Opening residual value	168,200	25,521	4,040	14,912	-	212,673
Additions	9,980	1,596	2,818	9,481	-	23,875
Currency translation adjustment	-	-	92	-	-	92
Disposals	(24)	-	-	(36)	-	(60)
Transfers	-	12,231	-	-	-	12,231
Depreciation charge (i) (Note 32)	(13,770)	(7,044)	(906)	(7,078)	-	(28,798)
Closing residual value	164,386	32,304	6,044	17,279	-	220,013
At June 30, 2014
Costs	390,499	76,600	17,246	97,291	512	582,148
Accumulated depreciation	(226,113)	(44,296)	(11,202)	(80,012)	(512)	(362,135)
Residual value	164,386	32,304	6,044	17,279	-	220,013
Year ended June 30, 2015
Opening residual value	164,386	32,304	6,044	17,279	-	220,013
Additions	14,737	6,233	2,693	23,248	2,863	49,774
Currency translation adjustment	-	-	102	-	-	102
Disposals	-	-	(46)	-	-	(46)
Transfers of investment properties	-	(10,404)	3,618	5,301	-	(1,485)
Depreciation charge (i) (Note 32)	(14,309)	(398)	(1,513)	(8,527)	(477)	(25,224)
Closing residual value	164,814	27,735	10,898	37,301	2,386	243,134
At June 30, 2015
Costs	405,236	72,429	23,613	125,840	3,375	630,493
Accumulated depreciation	(240,422)	(44,694)	(12,715)	(88,539)	(989)	(387,359)
Residual value	164,814	27,735	10,898	37,301	2,386	243,134

(i) As of June 30, 2015 and 2014 depreciation charges of property, plant and equipment were included in “Costs” for an amount of Ps. 35,396 and Ps. 24,960 and in “General and administrative expenses” for an amount of Ps. 2,854 and Ps. 3,604 and “Selling expenses” for an amount of Ps. 189 and Ps. 234 in the statement of income (Note 32).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment (Continued)

Properties under development as of June 30, 2015 and 2014 amount to Ps. 6.3 million and Ps. 7.2 million, respectively, and mainly comprise improvements being made on property included in this item.

During the fiscal years ended June 30, 2015, 2014 and 2013 no borrowing costs were capitalized.

Properties included of property, plant and equipment have been mortgaged to secure certain Group’s borrowings. Book value of these Group’s properties as of June 30, 2015 and 2014 is set out below:

	June 30, 2015	June 30, 2014
Sheraton Libertador	31,400	35,149
Total	31,400	35,149

The Group leases computer equipment under non-cancellable finance lease agreements. The lease terms are between 2 and 5 years and ownership of the assets lie within the Group (Note 28). Book amount of this equipment, included in category “machinery and equipment” is as follow:

	June 30, 2015	June 30, 2014
Costs – Finance leases	7,689	2,684
Accumulated depreciation	(5,509)	(288)
Residual value	2,180	2,396

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.	Property, plant and equipment (Continued)

The following is a detailed summary of hotels and facilities included in property, plant and equipment of the Group by type at June 30, 2015:

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions / Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Accumulated amortization	Net book amount	Date of acquisition	Useful life for calculating depreciation
Hotels:
Llao Llao	-	24,973	92,011	7,196	24,973	99,207	124,180	(42,641)	81,539	jun-97	10
Hotel Intercontinental	-	8,672	122,714	17,392	8,672	140,106	148,778	(96,903)	51,875	nov-97	10
Sheraton Libertador	Mortgage	3,027	120,670	8,581	3,027	129,251	132,278	(100,878)	31,400	mar-98	9
Total Hotels		36,672	335,395	33,169	36,672	368,564	405,236	(240,422)	164,814

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.	Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2015 and 2014 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At July 1st, 2013	6,794	88,864	10,495	106,153
Additions	1,400	2,694	-	4,094
Currency translation adjustment	-	27,630	-	27,630
Transfers	7,897	-	(747)	7,150
Disposals	(9,774)	-	-	(9,774)
At June 30, 2014	6,317	119,188	9,748	135,253
Additions	-	1,066	-	1,066
Currency translation adjustment	-	(6,125)	-	(6,125)
Transfers of investment properties	-	-	3,107	3,107
Disposals	(1,897)	-	-	(1,897)
June 30, 2015	4,420	114,129	12,855	131,404

	June 30, 2015	June 30, 2014
Net book amount
Non-current	128,104	130,657
Current	3,300	4,596
	131,404	135,253

The Group has contractual obligations not provisioned realted to future works committed when certain properties were acquired or real estate projects were approved. As of June 30, 2015 and 2014, contractual obligations mainly correspond to constructions regarding “Zetol” and "Vista al Muelle" projects and amount to Ps. 69 million and Ps. 56 million, respectively. Both projects are expected to be completed in 2023.

Certain of the Group’s trading properties have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. The net book value of the Group’s trading properties as of June 30, 2015 and 2014 is as follows:

	June 30, 2015	June 30, 2014
Vista al Muelle	43,362	45,368
Zetol	62,567	65,620
Total	105,929	110,988

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.	Trading properties (Continued)

The following is a detailed summary of the Group´s trading properties by type as of June 30, 2015:

Description	Encumbrances	Net book amount	Date of acquisition
Undeveloped sites:
Air space Coto	-	8,945	sep-97
Córdoba plot of land	-	3,107	may-15
Residential project Neuquén	-	803	may-06
Total undeveloped sites		12,855
Properties under development:
Vista al Muelle	Mortgage	43,362	jun-09
Zetol	Mortgage	62,567	jun-09
Pereiraola	-	8,200	dec-96
Total properties under development		114,129
Completed properties:
Abril	-	2,357	jan-95
San Martín de Tours	-	124	mar-03
Entre Rios 465/9 apartment	-	1,400	nov-13
Condominios I	-	21	nov-13
Condominios II	-	518	apr-11
Total completed properties		4,420
Total		131,404

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

13.	Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2015 and 2014 were as follows:

	Goodwill	Computer software	Rights of use (ii)	Right to receive future units under barter agreements (iii)	Others	Total
At July 1st, 2013
Cost	56,893	17,752	20,873	93,225	907	189,650
Accumulated depreciation	-	(15,998)	-	-	(774)	(16,772)
Residual value	56,893	1,754	20,873	93,225	133	172,878
Year ended June 30, 2014
Opening residual value	56,893	1,754	20,873	93,225	133	172,878
Additions	-	785	-	-	10,954	11,739
Currency translation adjustment	26,016	-	-	-	-	26,016
Transfers	-	-	-	(8,148)	-	(8,148)
Reclassification of held for sale	(77,085)	-	-	-	-	(77,085)
Disposals	-	(162)	-	-	-	(162)
Amortization charges (i)	-	(1,073)	-	-	(80)	(1,153)
Residual value at the year end	5,824	1,304	20,873	85,077	11,007	124,085
At June 30, 2014
Cost	5,824	18,324	20,873	85,077	11,861	141,959
Accumulated depreciation	-	(17,020)	-	-	(854)	(17,874)
Residual value	5,824	1,304	20,873	85,077	11,007	124,085
Fiscal year ended June 30, 2015
Opening residual value	5,824	1,304	20,873	85,077	11,007	124,085
Additions	-	925	-	5,409	-	6,334
Disposals	(343)	(37)	-	-	-	(380)
Amortization charges (i)	-	(1,011)	(471)	-	(1,148)	(2,630)
Closing residual value	5,481	1,181	20,402	90,486	9,859	127,409
At June 30, 2015
Cost	5,481	19,212	20,873	90,486	11,861	147,913
Accumulated depreciation	-	(18,031)	(471)	-	(2,002)	(20,504)
Residual value	5,481	1,181	20,402	90,486	9,859	127,409

(i)
As of June 30, 2015 and 2014 amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 32). There are no impairment charges for any of the years presented.

(ii)	Correspond to Distrito Arcos. Depreciation began in January, 2015, upon delivery of the shopping center.
(iii)	Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements (Note 38).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

14.	Inventories

Breakdown of Group’s inventories as of June 30, 2015 and 2014 were as follows:

	June 30, 2015	June 30, 2014

Current
Hotel supplies	6,926	6,011
Materials and other items of inventories	15,844	10,952
Current inventories	22,770	16,963
Total inventories	22,770	16,963

15.	Financial instruments by category

The following tables show the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade payables in-kind and tax receivables and payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

Financial assets and financial liabilities as of June 30, 2015 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2015
Assets as per statement of financial position
IDBD (Note 9) (i)	-	907,084	907,084	-	907,084
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	1,153,809	-	1,153,809	206,710	1,360,519
Investments in financial assets (Note 18)	109,831	888,081	997,912	-	997,912
Derivative financial instruments (Note 19)	-	235,565	235,565	-	235,565
Cash and cash equivalents (Note 20)	372,825	2,355	375,180	-	375,180
Total	1,636,465	2,033,085	3,669,550	206,710	3,876,260

(i)
The Group has reported its interest in the associate IDBD at fair value with changes to Statement of income, as per IAS 28. Therefore, the Group has included such interest in the table in order to report the relevant performance.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.	Financial instruments by category (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 21)	460,460	-	460,460	690,164	1,150,624
Borrowings (excluding finance leases liabilities) (Note 24)	4,955,144	15,089	4,970,233	-	4,970,233
Derivative financial instruments (Note 19)	-	510,144	510,144	-	510,144
Total	5,415,604	525,233	5,940,837	690,164	6,631,001

Financial assets and financial liabilities as of June 30, 2014 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2014
Assets as per statement of financial position
IDBD (Note 9) (i)	-	595,342	595,342	-	595,342
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	693,481	-	693,481	188,062	881,543
Investments in financial assets (Note 18)	14,079	494,744	508,823	-	508,823
Derivative financial instruments (Note 19)	-	12,870	12,870	-	12,870
Cash and cash equivalents (Note 20)	607,291	2,616	609,907	-	609,907
Total	1,314,851	1,105,572	2,420,423	188,062	2,608,485

(i)
The Group has reported its interest in the associate IDBD at fair value with changes to income statement, as per IAS 28. Therefore, the Group has included such interest in the table in order to report the relevant performance.

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables (Note 21)	344,904	-	344,904	536,473	881,377
Borrowings (excluding finance leases liabilities) (Note 24)	4,416,384	74,344	4,490,728	-	4,490,728
Derivative financial instruments (Note 19)	-	335,072	335,072	-	335,072
Total	4,761,288	409,416	5,170,704	536,473	5,707,177

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.	Financial instruments by category (Continued)

Liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments Disclosures”. Therefore, finance leases have been shown separately.

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2015
Interest income (i)	60,972	4,868	65,840
Interest expense (i)	(627,773)	-	(627,773)
Foreign exchange gains / (losses), net (i)	(353,236)	-	(353,236)
Dividend income (i)	-	16,622	16,622
Fair value gain on financial assets at fair value through profit or loss (i)	-	52,060	52,060
Loss on derivative financial instruments, net (i)	-	(16,167)	(16,167)
Other finance costs (i)	(71,512)	-	(71,512)
Fair value loss on associates (ii)	-	(1,001,000)	(1,001,000)
Net result	(991,549)	(943,617)	(1,935,166)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2014
Interest income (i)	75,680	-	75,680
Interest expense (i)	(470,488)	-	(470,488)
Foreign exchange gains / (losses), net (i)	(1,162,452)	-	(1,162,452)
Dividend income (i)	15,041	-	15,041
Fair value gains on financial assets at fair value through profit or loss (i)	-	215,430	215,430
Loss on derivative financial instruments, net (i)	-	(316,632)	(316,632)
Loss from repurchase of non-convertible notes (i)	(22,701)	-	(22,701)
Other finance costs (i)	(53,147)	-	(53,147)
Fair value loss on associates (ii)	-	(516,961)	(516,961)
Net result	(1,618,067)	(618,163)	(2,236,230)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.	Financial instruments by category (Continued)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2013
Interest income (i)	38,244	-	38,244
Interest expense (i)	(320,956)	-	(320,956)
Foreign exchange gains / (losses), net (i)	(349,441)	-	(349,441)
Dividend income (i)	23,249	-	23,249
Fair value gains on financial assets at fair value through profit or loss (i)	-	1,396	1,396
Gain on derivative financial instruments, net (i)	-	11,242	11,242
Gain from repurchase of non-convertible notes (i)	2,057	-	2,057
Other finance costs (i)	(43,983)	-	(43,983)
Net result	(650,830)	12,638	(638,192)

(i)	Included in “Financial results, net” in the statement of income.
(ii)	Included in “Share of profit / (loss) of associates and joint ventures” in the statement of income.

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

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company can refer to at the date of valuation. A market is deemed active if transactions of assets and liabilities take place with frequency and in sufficient quantity. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments and mutual funds for which quoted prices in active markets are available. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency future contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.	Financial instruments by category (Continued)

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has allocated to this level preferred shares and warrants of Condor, shares, other borrowings and the Commitment to tender offer of shares in IDBD.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer (“CFO”).

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

       As described in Note 3 to the consolidated financial statements as of June 30, 2015 and for the fiscal year then ended, the Group has valued its investment in IDBD at fair value, applying the exception contemplated under IAS 28 (see Note 2 for further details). The investment in IDBD consists of 324 million common shares representing 49% of IDBD’s stock capital and 248 million warrants to purchase common shares.

Up to the third quarter ended March 31, 2015, the Group estimated that the quoted market price of IDBD’s shares in the Tel Aviv Stock Exchange represented the fair value of its investment and therefore, it valued its investment based on such quoted price, classifying this measurement as Level 1 in the fair value hierarchy.

       As further described in Note 9 to the consolidated financial statements, as part of the Arrangement, Dolphin promised to make one or more Tender Offers for the purchase of IDBD’s outstanding shares at a fixed price for a total amount of NIS 512.09 million.

      On October 20, 2015, a judge of the Tel Aviv-Jaffo court of first instance sustained a request filed by the trustees representing the Creditors under the Arrangement and ruled that the shares held by Dolphin or any other company controlled by Eduardo S. Elsztain would not be eligible to participate in the Tender Offers scheduled for December 2015 and December 2016. Dolphin decided to appeal against the ruling before the Supreme Court of Justice of Israel.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.	Financial instruments by category (Continued)

      Although IDBD’s capital is composed of a single class of common shares, all entitled to the same rights, the judge’s ruling de facto created two classes of shares with different rights: one class that would be eligible to be tendered and another class, belonging to any company controlled by Eduardo S. Elsztain,that would not be eligible to be tendered. Since IDBD’s share carries a right to be tendered for a fixed price at a predetermined date, the quoted price contains an embedded feature representing the value of the future commitment for the Tender Offers. Upon the judge’s ruling, such value would only be representative for purposes of valuing the interest held in IDBD by parties other than Dolphin or any other company controlled by Eduardo S. Elsztain, i.e. Creditors under the Arrangement representing approximately 127 million shares of IDBD as of June 30, 2015.

      Based on the circumstances described above, the Group considers that the quoted market price of IDBD share would no longer be representative of the fair value of Dolphin’s interest because under the judge’s ruling, Dolphin’s shares would not have the same rights as the ones currently trading in the Tel Aviv stock exchange. As such, the Group considered departing from its Level 1 measurement (quoted market price) and considering a Level 3 measurement by using a valuation model with unobservable inputs to estimate the fair value of its investment in IDBD. It is the Group’s policy to recognize transfers to and from different levels in the fair value hierarchy under IFRS 13 as of the date of the event or change in the circumstances that lead to such transfer.

    The Group developed an internal valuation model to determine the fair value of the IDBD shares under these circumstances. This model is principally based and is sensitive to the number of shares eligible to be tendered. In one end of the spectrum, all of the shares outstanding (Dolphin’s, any other company controlled by Eduardo S. Elsztain and the Creditors) may be tendered, and on the opposite end, only the Creditors’ shares are eligible for tendering as per the judge’s ruling. The objective of the methodology is to arrive at a fair value of the IDBD’s share by subtracting from the quoted market price the value of the right to participate in the tender offer embedded in such quoted price. The relative weight of the “right to participate in the tender offer” embedded in IDBD’s quoted market price is sensitive and varies depending on the number of shares deemed eligible for tendering. Each scenario reflects a different number of shares eligible for tendering. A probability of occurrence has been assigned to each scenario based on available evidence. This methodology results in a weighted-probability value representing the fair value of IDBD’s shares recognized in the financial statements. The Company considers this value as a reasonable proxy for the fair value of the IDBD share.

Based on the opinion of its legal counsel, Dolphin considers that it has a reasonable probability that the Supreme Court of Justice overturns the judge’s ruling. In this regard, the model assigned equal probabilities to either succeeding in or losing the appeal. In the event that Dolphin is not successful in its appeal, the Group considers that the Supreme Court may sustain the first instance’s ruling or may allow a number of shares of IDBD held by Dolphin or any other company controlled by Eduardo S. Elsztain to be tendered.

15.	Financial instruments by category (Continued)

This is translated into the model as the following scenarios:

Scenario 1: “Win Scenario”

The Group has a 50% chance of succeeding in its appeal before the Supreme Court of Justice and, therefore, all of the shares held by Dolphin and any other company controlled by Eduardo S. Elsztain would be eligible to be tendered. This scenario affirms that the quoted market price of the IDBD’s shares would still be representative of the fair value, because no distinction of classes of shares is made and all continue to have the same rights as before the judge’s ruling.

Scenario 2: “Loss Scenario”

The Group has a 50% chance of not succeeding in its appeal before the Supreme Court of Justice. This scenario is further divided into various sub-scenarios depending on the number of shares – held by Dolphin or other companies controlled by Eduardo S. Elsztain- that a Supreme Court’s sentence might allow to participate in the Tender Offers. A sentence could determine different amounts of shares eligible for participating in the Tender Offers, and accordingly the Group weighed different probabilities of occurrence to the sub-scenarios based on such amounts.

This methodology is based on the following assumptions:
•	Quoted market price of IDBD share as of June 30, 2015 as published in the TASE: NIS 1.96 per share
•	Number of shares eligible to participate in the tender offer under the various scenarios and assigned probability of occurrence; and
•	Discount rate to be applied to the fixed-price tender offer obligation of 0.07%

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.	Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2015 and 2014 and their allocation to the fair value hierarchy:

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	71,573	-	-	71,573
- Investment in preferred shares of Condor	-	-	348,854	348,854
- Investment in equity securities of Avenida Inc.	102,316	-	-	102,316
- Mutual funds	144,808	-	-	144,808
- Banco Macro bonds	1,789	-	-	1,789
- Public companies securities	16,640	-	-	16,640
- Government bonds	101,649	-	-	101,649
Derivative financial instruments:
- Warrants of IDBD	228,414	-	-	228,414
- Warrants of Condor	-	-	7,151	7,151
Cash and cash equivalents:
- Mutual funds	2,355	-	-	2,355
Investment in associates:
- IDBD	-	-	907,084	907,084
Total assets	699,544	-	1,263,089	1,932,633

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Commitment to tender offer shares in IDBD	-	-	502,641	502,641
- Foreign-currency future contracts	7,503	-	-	7,503
Borrowings:
- Other borrowings	-	-	15,089	15,089
Total liabilities	7,503	-	517,730	525,233

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.	Financial instruments by category (Continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities of TGLT	63,546	-	-	63,546
- Investment in equity securities of Hersha	53,901	-	-	53,901
- Investment in preferred shares of Condor	-	-	211,170	211,170
- Mutual funds	140,095	-	-	140,095
- Banco Macro bonds	1,438	-	-	1,438
- Government bonds	10,276			10,276
- Public companies securities	14,318	-	-	14,318
Derivative financial instruments:
- Foreign-currency future contracts	-	1,200	-	1,200
- IDBD preemptive rights	10,986	-	-	10,986
- Interest rate swaps (i)	-	684	-	684
Cash and cash equivalents:
- Mutual funds	2,616	-	-	2,616
Investment in associates:
- IDBD	595,342	-	-	595,342
Total assets	892,518	1,884	211,170	1,105,572
(i)	Includes Ps. 299 in the line Assets held for sale (See note 42).

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign-currency future contracts	-	14,225	-	14,225
- Commitment to tender offer shares in IDBD	-	-	320,847	320,847
Borrowings:
- Other borrowings	22,901	51,443	-	74,344
Total liabilities	22,901	65,668	320,847	409,416

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.	Financial instruments by category (Continued)

The following table presents the changes in Level 3 instruments for the years ended June 30, 2015 and 2014:

	Preferred shares of Condor	Warrants of Condor	Investment in associate IDBD	Commitment to tender offer of shares in IDBD	Other borrowings	Total
Balance at July 1st, 2013	139,121	16,949	-		-	156,070
Currency translation adjustment	-	-	-	(5,247)	-	(5,247)
Total gains / losses for the year 2014 (i)	72,049	(16,949)	-	(315,600)	-	(260,500)
Balance at June 30, 2014	211,170	-	-	(320,847)	-	(109,677)
Transferencia a nivel 3			1,825,450	-	(86,210)	1,739,240
Currency translation adjustment	-	-	82,634	(45,260)	18,580	55,954
Total gains / losses for the year 2015 (i)	137,684	7,151	(1,001,000)	(136,534)	52,541	(940,158)
Balance at June 30, 2015	348,854	7,151	907,084	(502,641)	(15,089)	745,359

(i)     The gain / (loss) is not realized as of June 30, 2015 and 2014 and is included in “Financial results, net” in the statement of income (Note 35).

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants of Condor was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair values of these instruments exceeded the price of the transaction and were assessed using a valuation method that incorporates unobservable market data. Given the fact that the fair value of these instruments was estimated by applying the mentioned method, the Group did not recognize a gain of US$ 7.9 million at the time of initial recognition.

According to Group estimates, all things being constant, a 10% decline in the price of the underlying assets of Shares and Warrants of Condor (data observed in the market) of Level 3 as of June 30, 2015, would reduce pre-tax income by Ps. 39 million.

According to Group estimates, all things being constant, a 10% increase in the credit spread (data which is not observable in the market) of the Shares and Warrants of Condor used in the valuation model applied to Level 3 financial instruments as of June 30, 2015, would increase pre-tax income by Ps. 0.15 million. The rate used as of June 30, 2015 was 14.25%.

According to Group estimates, all things being constant, a 10% decline in the price of IDBD shares, will change the value of our financial assets and liabilities related to this investment, wich are classified as  Level 3 as of June 30, 2015, and would reduce pre-tax income by Ps. 127,9 million.According to Group estimates, all things being constant, assigning 100% probability to scenario 1 (succeeding in the appeal) would increase pre-tax income by Ps. 615.2 million. On the other hand, assigning 100% probability to scenario 2 (not succeeding in the appeal) would reduce pre-tax income by Ps. 615.2 million.

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

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Foreign currency-contracts	Present value method	Theoretical price	Money market curve, interest-rate curve; Foreign exchange curve.	-
Commitment to tender offer IDBD	Black-Scholes	Theoretical price	Underlying asset price; share price volatility (historical) and interest-rate curve (NIS rate curve).	Underlying asset price 3.5 to 4.7 Share price volatility 30% to 40% Money market interest rate 0.7% to 1%
Other Borrowings	Weighted probability of the difference between market price and the Commitment to tender offer of shares in IDBD	Theoretical price	Underlying asset price; share price volatility (historical) and interest-rate curve (NIS rate curve). IRSA 2017 interest-rate and scenario weights.	Underlying asset price 1.55 to 2.35 Share price volatility 60% to 80% Money market interest rate 0.02% to 0.9%
IDBD Shares	Weighted probability of the difference between market price and the Commitment to tender offer of shares in IDBD	Theoretical price	Underlying asset price; share price volatility (historical) and interest-rate curve (NIS rate curve). IRSA 2017 interest-rate and scenario weights.	Underlying asset price 1.55 to 2.35 Share price volatility 60% to 80% Money market interest rate 0.02% to 0.9%
Call option of Arcos	Discounted cash flow	-	Projected income and discounted interest rate.	-
Interest rate swaps	Cash flow	Theoretical price	Interest rate and cash flow forward contract.	-
Preferred shares of Condor	Binomial tree	Theoretical price	Underlying asset price (market price), share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.96 to 2.65 Share price volatility 56% to 76% Money market interest rate 0.67% to 0.83%
Warrants of Condor	Black-Scholes	Theoretical price	Underlying asset price (market price), share price volatility (historical) and money market interest-rate curve (Libor rate).	Underlying asset price 1.96 to 2.65 Share price volatility 56% to 76% Money market interest rate 0.67% to 0.83%

16.	Restricted assets

Group’s restricted assets for the years ended June 30, 2015 and 2014 were as follows:

	June 30, 2015	June 30, 2014
Current
Escrow deposits	9,424	-
Total current restricted assets	9,424	-
Total restricted assets	9,424	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Trade and other receivables

Group’s trade and other receivables as of June 30, 2015 and 2014 are as follows:

	June 30, 2015	June 30, 2014

Non-current
Trade, leases and services receivables	62,080	55,105
Less: allowance for doubtful accounts	(2,208)	(2,208)
Total Non-current trade receivables	59,872	52,897
Receivables from sale of joint venture	3,595	3,213
VAT receivables	24,943	19,710
Loans granted	1,561	762
Prepaid expenses	11,274	14,332
Advances for share purchases (see Note 3)	12,134	-
Others	487	331
Total Non-current other receivables	53,994	38,348
Related parties (Note 37)	1,275	1,143
Total non-current trade and other receivables	115,141	92,388
Current
Consumer financing receivables	14,620	14,861
Leases and services receivables	356,217	256,110
Receivables from hotel operations	21,144	24,767
Post-dated checks	234,059	183,422
Trade and lease debtors under legal proceedings	69,236	59,397
Less: allowance for doubtful accounts	(92,935)	(79,926)
Total Current trade receivables	602,341	458,631
VAT receivables	7,309	8,788
Other tax receivables	15,398	16,085
Loans granted	16,448	18,178
Prepaid expenses	99,345	54,626
Advances to suppliers	48,441	74,521
Contributions to be paid in by non-controlling interests	-	12,840
Advance payments for foreign currency future contracts	7,578	-
Others	22,889	20,231
Less: allowance for other receivables	(165)	(175)
Total Current other receivables	217,243	205,094
Related parties (Note 37)	330,486	43,121
Total Current trade and other receivables	1,150,070	706,846
Total trade and other receivables	1,265,211	799,234

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Trade and other receivables (Continued)

As of June 30, 2015, all non-current receivables are due within 5 years from the end of the fiscal year.

The fair values of current trade and other receivables approximate their respective carrying amounts, due to their short-term nature, as the impact of discounting is not significant. Fair values are based on discounted cash flows.

Trade receivables are generally presented in the statements of financial position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.17.

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	June 30, 2015	June 30, 2014
Beginning of the year	82,309	79,148
Additions	26,251	17,671
Unused amounts reversed	(11,875)	(6,045)
Receivables written off during the year as uncollectable	(1,377)	(8,465)
End of the year	95,308	82,309

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 32). Amounts charged to the provision account are generally written off, when there is no expectation of recovery.

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables (Note 4).

The Group has also receivables with related parties. Neither of which is due nor impaired.

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2015 and 2014 (includes receivables not past due to reconcile with the amounts in the statements of financial position):

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Trade and other receivables (Continued)

	Expired
	Up to 3 months	3 to 6 months	Over 6 months	Not past due	Impaired	Total
Shopping center’s leases and services	39,119	10,437	13,986	555,039	69,846	688,427
Office leases and services	3,761	3,645	1,801	11,888	9,540	30,635
Hotel leases and services	854	-	-	16,195	757	17,806
Consumer financing	-	-	-	4,635	14,620	19,255
Sale of properties	64	63	277	449	380	1,233
Total as of June 30, 2015	43,798	14,145	16,064	588,206	95,143	757,356
Shopping center’s leases and services	24,637	9,555	11,194	422,357	56,405	524,148
Office leases and services	5,845	708	8,177	3,272	7,968	25,970
Hotel leases and services	16,890	-	-	7,489	388	24,767
Consumer financing	-	-	-	-	14,861	14,861
Sale of properties	41	43	218	1,102	2,512	3,916
Total as of June 30, 2014	47,413	10,306	19,589	434,220	82,134	593,662

Leases and services receivables from investment properties:

Trade receivables related to leases and services from the shopping center, offices and other hotels represent 97.3% and 96.8% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively. The Group has a large customer base and is not dependent on any single customer. The rental and services receivables that are not due and for which no allowance has been recorded relate to a wide and varied number of customers for whom there is no external credit rating available. Most of these customers have reached a minimum period of six months and have no previous non-compliance records. New customers with less than six months are regularly monitored. At the end of the year, the Group has not experience credit issues with these new customers.

As of June 30, 2015 and 2014 the Group recorded net losses on impairment of leases and services receivables for an amount of Ps. 16,759 and Ps. 12,880, respectively.

Consumer financing receivables:

Trade receivables related to the residual consumer financing activities of the Group represent only 2.5% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively.

As of June 30, 2015 and 2014, the Group recorded net losses on impairment of consumer financing receivables for an amount of Ps. 241 and Ps. 936, respectively. The estimation of the credit risk is complex and requires the use of rating and scoring models which are essential to measure default risk. In measuring the consumption credit risks of credit purchases made through credit cards and cash advances, the Company considers two components: (i) the probability of default by client or counterparty, and (ii) the likeable recovery rate of obligations in arrears. The models are reviewed regularly to check their effectiveness with respect to actual performance and, where necessary, to enhance them.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

17.	Trade and other receivables (Continued)

Receivables from the sale of properties:

Trade receivables related to the sale of properties represent 0.16% and 0.66% of the Group’s total trade receivables as of June 30, 2015 and 2014, respectively. Payments on these receivables are generally received when due and are generally secured by mortgages on the properties, thus credit risk on outstanding amounts is considered low.

As of June 30, 2015 and 2014 the Group recognized gains on receivables from the sale of properties for an amount of Ps. 2,132 and Ps. 318, respectively.

18.	Investments in financial assets

Group’s investments in financial assets as of June 30, 2015 and 2014 are as follows:

	June 30, 2015	June 30, 2014
Non-current
Financial assets at fair value
Investment in preferred shares of Condor	348,854	211,170
Investment in equity securities in TGLT (i)	71,573	63,546
Investment in equity securities in Avenida Inc. (see Note 3)	102,316	-
Financial assets at amortized cost
Non-Convertible Notes related parties (Note 37)	179,760	-
Total investments in non-current financial assets	702,503	274,716
Current
Financial assets at fair value
Mutual funds	144,808	140,095
Investment in equity securities in Hersha (see Note 3) (ii)	-	53,901
Banco Macro bonds	1,789	1,438
Public companies securities	16,640	14,318
Government bonds	101,649	10,276
Financial assets at amortized cost
Non-Convertible Notes related parties (Note 37)	30,523	14,079
Total investments in current financial assets	295,409	234,107
Total investments in financial assets	997,912	508,823

 (i) On November 4, 2010, the Group acquired 5,214,662 shares of common stock of TGLT following TGLT initial public offering in the Buenos Aires Stock Exchange for Ps. 47.1 million in cash. TGLT is a residential housing developer with operations in Argentina and Uruguay. Following the initial acquisition, through successive purchases, the Group acquired 1,464,761 additional TGLT shares for an aggregate of Ps. 13.0 million. As of June 30, 2015, the Group’s interest in TGLT amounted to 6,679,423 shares representing 9.49% of the capital stock.
 (ii) As of June 30, 2014, the balance represents an equity interest of 0.498% in Hersha, a Real Estate Investment Trust (REIT) listed in the NYSE, with interests in hotels throughout the United States of America.

The maximum exposure to credit risk at the reporting date is the carrying value of these assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.	Derivative Financial Instruments

Group’s derivative financial instruments as of June 30, 2015 and 2014 are as follows:

	June 30, 2015	June 30, 2014
Assets
Non-current
Warrants of IDBD (Note 3)	199,256	-
Warrants of Condor (i)	7,151	-
Total non-current derivative financial instruments	206,407	-

Current
Interest rate swaps	-	684
Foreign currency future contracts	-	1,200
Warrants of IDBD (Note 3)	29,158	-
IDBD preemptive rights (Note 3)	-	10,986
Total current derivative financial instruments	29,158	12,870
Total assets	235,565	12,870

Liabilities
Non-current
Commitment to tender offer shares in IDBD (Note 3)	(265,056)	(320,847)
Total non-current derivative financial instruments	(265,056)	(320,847)

Current
Commitment to tender offer shares in IDBD (Note 3)	(237,585)	-
Foreign currency future contracts	(7,503)	(14,225)
Total current derivative financial instruments	(245,088)	(14,225)
Total liabilities	(510,144)	(335,072)
Total derivative financial instruments	(274,579)	(322,202)

(i)	The balance represents the fair value of Condor’s warrants purchased in February 2012.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.	Derivative Financial instruments (Continued)

Group’s future exchanges contracts pending as of June 30, 2015 and 2014 are as follows:

Futures	Amount (US$)	Due date	June 30, 2015	June 30, 2014
Banco ICBC	10,000	07/31/2014	-	1,200
Total	10,000		-	1,200

Futures	Amount (US$)	Due date	June 30, 2015	June 30, 2014
Banco Galicia	10,000	07/31/2014	-	(9,000)
Banco Hipotecario	5,000	07/31/2014	-	(5,225)
Banco Finansur	15,000	03/31/2016	(7,503)	-
Total	30,000		(7,503)	(14,225)

Accrued gains (losses) in the fiscal years ended June 30, 2015, 2014 and 2013 were as follows:

Futures	Amount (US$)	June 30, 2015	June 30, 2014	June 30, 2013
Banco ICBC	10,000	(1,098)	(4,373)	-
Banco Galicia	10,000	(1,098)	(16,238)	-
Banco Hipotecario	5,000	(549)	30,896	-
Banco Itaú	20,000	-	2,205	(2,977)
Banco Finansur	15,000	(7,503)	-	-
Total	60,000	(10,248)	12,490	(2,977)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

19.	Derivative Financial instruments (Continued)

As of June 30, 2015, interest rate swaps outstanding are as follows:

Interest rate swaps	Amount (US$)	Amount (Ps.)	Due date	Rate	June 30, 2015	June 30, 2014
Banco Galicia	10,000	-	12/31/2014	24.25%	-	34
Banco ICBC	-	50,000	09/10/2014	21.60%	-	234
Banco ICBC	-	50,000	09/12/2014	22.15%	-	179
Banco ICBC	-	20,000	10/15/2014	22.95%	-	73
Banco Santander Río	-	5,000	09/18/2014	22.50%	-	16
Banco Santander Río.	-	20,000	12/03/2014	24.25%	-	38
Banco Itaú	-	25,000	09/25/2014	22.85%	-	76
Banco Galicia	-	10,000	12/31/2014	24.25%	-	34
Banco M&T (*)	75,000	-	12/01/2019	4.22%	-	-
Total	85,000	180,000			-	684
(*) See Note 42.

Accrued gains (losses) in the fiscal years ended June 30, 2015, 2014 and 2013 were as follows:

Interest rate swaps	Amount (US$)	Amount (Ps.)	June 30, 2015	June 30, 2014	June 30, 2013
Banco Galicia	10,000	-	-	22	-
Banco ICBC	-	50,000	(204)	557	-
Banco ICBC	-	50,000	(230)	311	-
Banco ICBC	-	20,000	(186)	89	-
Banco Santander Río	-	5,000	(27)	19	-
Banco Santander Río.	-	20,000	(355)	22	-
Banco Itaú	-	25,000	(166)	48	-
Banco Galicia	-	10,000	(434)	30	-
Banco M&T	75,000	-	-	-	15,726
Total	85,000	180,000	(1,602)	1,098	15,726

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

20.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of June 30, 2015 and 2014:

	June 30, 2015	June 30, 2014
Cash at bank and on hand	372,825	607,291
Mutual funds	2,355	2,616
Total cash and cash equivalents	375,180	609,907

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2015, 2014 and 2013:

	Note	June 30, 2015	June 30, 2014	June 30, 2013
Profit / (Loss) for the year		70,069	(831,617)	297,208
Adjustments for:
Income tax expense	27	488,266	(64,267)	132,847
Retirement of obsolete property, plant and equipment and investment properties	10.11	160	60	605
Amortization and depreciation	32	175,281	225,819	220,021
Gain from disposal of investment property		(1,162,770)	(235,507)	(183,767)
Dividends received	35	(16,622)	(15,041)	(23,249)
Derecognition of intangible assets	13	380	162	-
Share-based payments	26	21,999	44,690	5,856
Changes in fair value of investments in financial assets and liabilities	35	(52,060)	(215,430)	(1,396)
Gain / (loss) from derivative financial instruments	35	16,167	316,632	(12,487)
Loss from purchase of subsidiaries	34	-	-	(137,062)
Interest expense, net	35	561,933	417,184	282,712
Provisions and allowances		74,658	96,149	90,771
Share of profit of associates and joint ventures	8.9	1,022,861	413,771	7,391
Gain on repurchase of Non-Convertible notes	35	-	22,701	-
Reversal of currency translation adjustment	34	(188,323)	-	-
Unrealized foreign exchange loss, net		429,071	1,186,894	336,913
Gain sale of subsidiaries and joint ventures	34	(22,075)	-	(15,433)
Changes in operating assets and liabilities:
Increase in inventories		(5,807)	(642)	(662)
(Increase) / Decrease in trading properties		(304)	5,680	4,466
Increase in trade and other receivables		(400,090)	(14,054)	(63,168)
Increase in restricted founds		-	-	(85)
Increase/ (Decrease) in trade and other payables		232,806	(103,754)	189,850
Increase in salaries and social security liabilities		21,801	50,855	12,563
Decrease in provisions	23	(4,021)	(2,034)	(2,881)
Net cash generated by operating activities before income tax paid		1,263,380	1,298,251	1,141,013

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

20.	Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the years ended June 30, 2015, 2014 and 2013:

Additional information

Non-cash activities
	June 30, 2015	June 30, 2014	June 30, 2013
Use of tax loss carryforwards	157,367	-	-
Increase in investments in financial assets through an increase in borrowings	-	-	18,767
Decrease in borrowings through a decrease in financial assets	-	23,829	-
Reimbursement of expired dividends	813	1,690	626
Dividends payable	-	56,625	4,169
Increase in properties, plant and equipment through an increase in borrowings	1,986	651	2,004
Decrease in investment properties through an increase in intangible assets	1,666	998	-
Increase in borrowings through a decrease in dividends payable	-	160,173	-
Increase in trading properties through a decrease in intangible assets	-	7,150	-
Decrease in trade and other receivables, net through an increase in assets held for sale	-	17,990	-
Decrease in investment properties through an increase in assets held for sale	-	1,098,990	-
Decrease in intangible assets through an increase in assets held for sale	-	77,085	-
Decrease in restricted assets through an increase in assets held for sale	8,742	163,501	-
Decrease in derivative financial assets through an increase in assets held for sale	-	299	-
Increase in restricted funds through a decrease in trade and other payables	-	146,394	-
Decrease in trade and other payables through an increase in liabilities directly associated with assets classified as held for sale	-	170,245	-
Decrease in borrowings through an increase in liabilities directly associated with assets classified as held for sale	-	603,021	-
Decrease in deferred income tax liabilities through an increase in liabilities directly associated with assets classified as held for sale	-	33,346	-
Conversion of notes	-	-	126
Decrease in Shareholder’s equity through an increase in borrowings	-	-	1,640
Decrease in Shareholder’s equity through an increase in trade and other payables	42,772	-	1,164
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	-	-	20,869
Decrease in borrowings through a decrease in investments in subsidiaries, associates and joint ventures	136,685	-	-
Decrease in investments properties through an increase in trade and other receivables	-	-	118,936
Increase in investment properties, through a decrease in property, plant and equipment	1,485	12,231	-
Increase in financial assets through a decrease in investments in associates and joint ventures	30,089	-	-
Increase in investment properties through a decrease in financial assets	48,217	-	-
Decrease of investment in properties through an increase in trading properties	3,107	-	-
Decrease in trading properties through a decrease in trade and other payables	1,135	-	-
Dividends distribution not yet paid	4,594	-	-
Increase in equity interest in associates through a decrease in derivative financial instruments	12,744	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

21.	Trade and other payables

Group’s trade and other payables as of June 30, 2015 and 2014 were as follows:

	June 30, 2015	June 30, 2014
Non-current
Admission rights	146,036	113,617
Sale and rent payments received in advance	63,986	51,638
Guarantee deposits	6,236	6,759
Total Non-current trade payables	216,258	172,014
Tax payment facilities plan	24,080	14,813
Deferred income tax	7,420	7,914
Others	6,825	7,716
Total Non-current other payables	38,325	30,443
Related parties (Note 37)	45	195
Total Non-current trade and other payables	254,628	202,652
Current
Trade payables	104,185	64,217
Accrued invoices	118,985	107,982
Guarantee deposits	14,302	9,985
Admission rights	142,709	111,024
Sale and rent payments received in advance	223,068	180,985
Total Current trade payables	603,249	474,193
VAT payables	43,732	28,509
Deferred revenue	495	495
Other tax payables	38,639	27,478
Dividends payable to non-controlling shareholders	59,377	23,940
Others	16,032	7,449
Total Current other payables	158,275	87,871
Related parties (Note 37)	134,472	116,661
Total Current trade and other payables	895,996	678,725
Total trade and other payables	1,150,624	881,377

The fair value of trade and other payables approximate their respective carrying amounts, due to their short-term nature, the effect of discounting is not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

22.	Salaries and social security liabilities

Group’s Salaries and social security liabilities as of June 30, 2015 and 2014 were as follows:

	June 30, 2015	June 30, 2014
Non-current
Social security payable	2,220	3,749
Total non-current salaries and social security liabilities	2,220	3,749

Current
Provision for vacation, bonuses and others	95,372	80,577
Social security payable	26,406	18,098
Others	828	601
Total current salaries and social security liabilities	122,606	99,276
Total salaries and social security liabilities	124,826	103,025

23.	Provisions

The Group is subject to several Argentine laws, regulations and business practices. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.	Provisions (Continued)

The table below shows the movements in the Group's provisions for other liabilities categorized by type:

	Labor, legal and other claims (i)	Tax and social security claims	Investments in associates and joint ventures (ii)	Total
At July 1st, 2013	31,010	1,686	39,091	71,787
Additions	23,641	478	115,359	139,478
Recovery	(7,529)	(574)	-	(8,103)
Used during the year	(2,034)	-	-	(2,034)
Contributions	-	-	(16,667)	(16,667)
Currency translation adjustment	-	-	39,199	39,199
At June 30, 2014	45,088	1,590	176,982	223,660
Additions	34,316	285	159,022	193,623
Recovery	(14,157)	(399)	(59)	(14,615)
Used during the year	(4,021)	-	-	(4,021)
Contributions	-	-	(1,522)	(1,522)
Currency translation adjustment	-	-	28,508	28,508
At June 30, 2015	61,226	1,476	362,931	425,633

(i)	Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to equity interests in associates with negative equity, principally New Lipstick LLC and Condor. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".

Disclosure of total provisions in current and non-current is as follows:

	June 30, 2015	June 30, 2014
Non-current	374,121	205,228
Current	51,512	18,432
	425,633	223,660

Included in the item are certain amounts in respect of which the Group set up a provision for different legal cases, none of which is considered significant.

In addition, the Group is a party to several legal proceedings, including tax, work, civil, administrative and other kinds of litigations, and for which, has not set up any provision based on the information assessed as of this date. In Management’s opinion, the ultimate resolution in any pending or potential matters, whether individually or collectively, will not have any material adverse effect on the consolidated financial situation and the results of the operations of the Group. Below is a description of the primary matters pending:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.	Provisions (Continued)

Acquisition of the building known as ex- escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, the Group through IRSA CP acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522. As explained in Note 28, this property is affected to a concession contract.

After the title deed was made, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martín Theater.

IRSA CP has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

At June 30, 2015, the property is recorded under Investment Properties.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Borrowings

The breakdown of the Group borrowings as of June 30, 2015 and 2014 was as follows:

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value of principal	June 30, 2015	June 30, 2014
Non-current
NCN IRSA due 2015	Unsecured	Ps.	Floating	Badlar + 395ps	-	-	209,297
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	149,000	1,352,655	1,210,359
NCN IRSA due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	10,790	10,730	10,734
NCN APSA due 2017	Unsecured	US$	Fixed	7.875%	114,284	1,025,376	866,549
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	139,493	1,244,990	1,111,449
Seller financing of plot of land (i)	Secured	US$	-	-	2,334	21,271	19,072
Seller financing of Soleil Factory (ii)	Secured	US$	Fixed	-	-	-	80,126
Seller financing of Zetol S.A. (iii)	Secured	US$	Fixed	3.5%	4,500	49,688	22,058
Bank loans (iv)	Unsecured	Ps.	Fixed	(iv)	14,253	8,158	3,938
Syndicated loan (v)	Unsecured	Ps.	Fixed	(v)	-	-	74,964
Banco Provincia de Buenos Aires loan (vi)	Unsecured	Ps.	Fixed	(vi)'	-	-	6,421
Finance leases obligations	Secured	US$	Fixed	7.14% to 13.28%	483	1,223	972
Borrowings non-current						3,714,091	3,615,939
Related parties (Note 37) (1)						21,937	140,064
Total Non-current borrowings						3,736,028	3,756,003

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Borrowings (Continued)

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value of principal	June 30, 2015	June 30, 2014
Current
NCN IRSA due 2015	Unsecured	Ps.	Floating	Badlar + 395ps	209,398	214,084	4,325
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	149,000	47,318	41,472
NCN IRSA due 2017	Unsecured	Ps.	Floating	Badlar + 450 ps	10,790	258	255
NCN APSA due 2017	Unsecured	US$	Fixed	7.875%	114,284	10,677	8,968
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	139,493	64,795	57,281
Bank overdraft (vii)	Unsecured	Ps.	Floating	(vii)	-	681,551	401,963
Bank loan (iv)	Unsecured	Ps.	Fixed	15.25%	14,253	5,855	907
Syndicated loan (v)	Unsecured	Ps.	Fixed	(v)	75,571	75,485	101,339
Banco Provincia de Buenos Aires loan (vi)	Unsecured	Ps.	Fixed	(vi)	106,444	106,469	13,869
Seller financing of plot of land (i)	Secured	US$	Fixed	3.5%	-	-	2,335
Seller financing of Soleil Factory (ii)	Secured	US$	Fixed	5%	-	-	5,128
Seller financing of Zetol S.A. (iii)	Secured	US$	Fixed	3.5%	-	-	21,207
Finance lease obligations	Secured	US$	Fixed	7.50%	560	1,512	1,780
Other borrowings	Unsecured	-	-	-	-	15,089	74,344
Borrowings current						1,223,093	735,173
Related parties (Note 37) (1)						13,847	2,304
Total Current borrowings						1,236,940	737,477
Total borrowings						4,972,968	4,493,480

NCN: Non-Convertible Notes

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Borrowings (Continued)

(1)	Related parties breakdown (Note 37)

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value of principal	June 30, 2015	June 30, 2014
Non-current
Banco Hipotecario	Unsecured	Ps.	Fixed	24%	7,000	5,250	-
Banco Hipotecario	Unsecured	Ps.	Fixed	15.25%	8,000	2,249	6,750
Cyrsa S.A.	Unsecured	Ps.	Floating	Badlar	12,735	14,438	133,314
Total non-current related parties borrowings						21,937	140,064
Current
Banco Hipotecario	Unsecured	Ps.	Fixed	15.25%	5,000	1,633	-
Banco Hipotecario	Unsecured	Ps.	Fixed	24%	7,000	4,388	2,233
Nuevo Puerto Santa Fe	Unsecured	Ps.	Floating	Badlar + 300	6,635	7,826	71
Total current related parties borrowings						13,847	2,304
Total related parties borrowings						35,784	142,368

(i)    Seller financing of plot of land - Vista al Muelle S.A. in Canelones, Uruguay (Trading properties).

(ii)   Seller financing of Soleil Factory (investment properties): Mortgage financing of US$ 20.7 million with a fixed 5 % interest rate due in June 2017. As of the date of these financial statements, the mentioned capital is fully canceled.

(iii)  Seller financing of Zetol S.A. (trading properties): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money or with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built.

(iv)  On December 23, 2013 a loan has been entered into with Banco Citibank N.A. for an amount of Ps. 5.9 million and shall accrue interest at a rate of 15.25%. Principal will be repaid in 9 quarterly consecutive installments beginning in December 2014. Additionally, on December 30, 2014 a new loan has been entered into with Banco Citibank N.A. for an amount of Ps. 10 million and shall accrue interest at a rate of 26.50%. Principal will be repaid in 9 quarterly consecutive installments beginning in December 2015.

(v)  On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribed a new syndicated loan for Ps. 111,000. Principal will be payable in 9 quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 37).

(vi)  On December 12, 2012, the Group subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments beginning in December 2013.  On June 3, 2015, the Group subscribed a loan with Banco Provincia de Buenos Aires for Ps. 100 million. Principal will be repaid at due date in December 2015.
On February 3, 2014 a loan has been entered into for an amount Ps. 20 million and on December 23, 2014 a loan has been entered into with Banco Provincia de Buenos Aires for an amount of Ps. 120 million. At the date of issuance of these financial statements are both fully cancelled.

(vii) As of June 30, 2015 and 2014, bank overdrafts were drawn on several domestic financial institutions. The Company has bank overdrafts of less than three months bearing floating interest rates ranging from 15% to 55% per annum.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Borrowings (Continued)

As of June 30, 2015 and 2014, total borrowings include collateralized liabilities (seller financing, leases and bank loans) of Ps. 73,694 and Ps. 156,428, respectively. These borrowings are mainly collateralized by investment properties and property, plant and equipment of the Group (Notes 10 and 11).

Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Information regarding liabilities under finance leases is disclosed in Note 28.

The maturity of the Group's borrowings (excluding finance leases) and the classification regarding interest rates is as follows:

	June 30, 2015	June 30, 2014
Fixed rate:
Less than 1 year	206,716	215,486
Between 1 and 2 years	2,390,101	85,446
Between 2 and 3 years	2,338	866,811
Between 3 and 4 years	-	81,126
Between 4 and 5 years	-	1,252,947
Later than 5 years	1,315,949	1,108,122
	3,915,104	3,609,938
Floating rate:
Less than 1 year	846,647	401,340
Between 1 and 2 years	24,713	211,898
Between 2 and 3 years	-	145,354
Between 3 and 4 years	-	-
Between 4 and 5 years	-	-
Later than 5 years	-	-
	871,360	758,592
Accrue interest and expenses
Less than 1 year	182,065	118,871
Between 1 and 2 years	1,704	-
Between 2 and 3 years	-	-
Between 3 and 4 years	-	-
Between 4 and 5 years	-	3,327
Later than 5 years	-	-
	183,769	122,198
	4,970,233	4,490,728

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Borrowings (Continued)

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate equals their carrying amount, as the effect of discounting is not significant. The fair value of all debts that are not quoted in the market are valued at their technical value, that is, nominal value plus accrued interest.

The fair value of non-current liabilities (excluding finance lease liabilities) is as follows:

	June 30, 2015	June 30, 2014
APSA NCN due 2017	1,091,287	976,661
IRSA NCN due 2017	1,430,459	1,244,281
IRSA NCN due 2020	1,585,947	1,422,987
Seller financing of Soleil Factory goodwill	-	110,931
Seller financing	104,125	78,448
Syndicated loan	-	191,185
Banco Provincia de Buenos Aires loan	-	19,548
Bank loans	16,213	9,949
	4,228,031	4,053,990

(*) See Note 42.

Notes issued by the Group

Notes issued by IRSA, due 2017 and 2020

On February 2, 2007, the Company issued non convertible notes for US $150 million with fixed nominal interest rate of 8.5%. The notes are due February 2017 and principal is paid at maturity. Interest is payable on February and August of each year as from August 2007.

This issue was part of a global issuance program of notes for a nominal value of up to US$ 200 million authorized by Resolution N° 15,529 and 15,537 of the CNV dated December 7 and December 21, 2007. On February 25, 2010, the Board of Directors of IRSA expanded the amount to up to US$ 400 million as mandated by the Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009.

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

IRSA NCN due 2017 and IRSA NCN due 2020 both contain certain customary covenants and restrictions, including among others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies.

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

Notes issued by IRSA, due 2015 and 2017

On February 26, 2014 Class V and VI NCN were issued for the amount of Ps. 220.2 million.

IRSA NCN due 2015 and IRSA NCN due 2017 both contain certain customary covenants and restrictions, including among others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies.

Class V NCN was issued for the amount of Ps. 209,397,900. The securities were issued at par value and priced at a floating interest rate equal to Badlar rate plus 395 basis points. The principal of Class V will be repaid through a single payment on the maturity date. Class V matures within 18 months from the date of issue. Interest will be payable quarterly on 26, May 2014, August 26, 2014, November 26, 2014, February 26, 2015, May 26, 2015 and August 26, 2015.

Class VI NCN were issued for the amount of Ps. 10,790,322. The securities were issued at par value and priced at a floating interest rate equal to Badlar rate plus 450 basis points. The principal of Class V will be repaid through a single payment on the maturity date. Class V matures within 36 months from the date of issue. Interest will be payable quarterly on 26, May 2014, August 26, 2014, November 26, 2014, February 26, 2015 May 26, 2015 and August 26, 2015, November 26, 2015, February 26, 2016, May 26, 2016, August 26, 2016, November 28, 2016 and February 27, 2017.

IRSA CP NCN Series I due 2017 and Series II due 2012

On May 11, 2007, IRSA CP issued an aggregate of US$ 170 million in two parts. One of the series (Series I) consists of US$ 120 million 7.87% rate notes due May 2017 while the other (Series II) comprised Ps. 154.0 million (equal to US$ 50 million) 11.0% rate notes were due in June 2012. Interest on the Series I is payable on May 11 and November 11 of each year as from November 11, 2007 with principal due on May, 2017. Interest on the Series II was paid on June 11 and December 11 of each year as from December 11, 2007, with principal due in seven equal and consecutive semi-annual installments as from June 11, 2009. As of June 30, 2012, Series II was completely cancelled.

These issuances were part of a global issuance program of notes for a nominal value of up to US$ 200 million authorized by Resolution N° 15,614 of the CNV dated April 19, 2007. On October 29, 2009, the IRSA CP's Ordinary and Extraordinary Meeting of Shareholders expanded the amount to up to US$ 400 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.	Borrowings (Continued)

At the time of issue, CRESUD together with the Company, were the principal bondholders of both series of notes. During fiscal years 2008, 2009 and 2011, IRSA CP repurchased US$ 4.8 million of Series II. During October 2010, the Company sold the Series I to third parties at a total price of US$ 38.1 million.

APSA NCN Series I due 2017 contain certain covenants, events of default and restrictions, as well as limitations on additional indebtedness, transactions with related parties, mergers and disposal of assets. For additional indebtedness, IRSA CP is required to comply with the financial ratio “coverage of consolidated interest”, which should be higher than 1.75. The coverage of consolidated interest ratio is defined as consolidated EBITDA divided by consolidated interest expense, subject to certain adjustments. EBITDA is defined as operating income plus, depreciation and amortization and considering other consolidated non-cash charges.

As of the balance sheet date, all ratios mentioned above have been complied with.

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

Contributions made by the Group under the Plan amount to Ps. 5,310, Ps. 3,001 and Ps. 2,029 for the fiscal years ended June 30, 2015, 2014 and 2013, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.           Share-based payments

The Group has an equity incentives plan (“Incentive Plan”), which is aimed at certain selected employees, directors and top management of the Company, IRSA CP and CRESUD (the “Participants”). Engagement is voluntary and by invitation of the Board of Directors. This Incentive Plan was created with the intention of, at the Group’s exclusive discretion, extending the benefit for one or two fiscal years more in addition to the benefit initially granted, under the same or different conditions.

This Incentives Plan was effectively established on September 30, 2011 and is administered by the Board of Directors of the Company, IRSA CP and CRESUD, as the case may be, or a committee appointed by the Board of Directors of the respective companies.

Under the Incentive Plan, over the last three years, Participants will be entitled to receive shares ("Contributions") of the Company, IRSA CP and CRESUD based on a percentage of their annual bonus, providing they remain as employee of the Company for at least five years, among other conditions required to qualify for such Contributions.

Contributions shall be held by the Company, IRSA CP and CRESUD, and as the conditions established by the Plan are verified, such contributions shall be transferred to the Participants.

As of June 30, 2015 and 2014, a reserve has been set up under Shareholders’ equity as a result of this Incentive Plan for Ps. 63,824 and Ps. 53,235, respectively,  based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of said plan are met at each fiscal year end.

For the fiscal years ended June 30, 2015 and 2014, the Group has incurred a charge related to the Incentive Plan of Ps. 21.9 million and Ps. 44.7 million, respectively, while the total cost not yet recognized (given that the vesting period has not yet elapsed) is Ps. 46.5 million and Ps. 52.5 million, respectively, for each fiscal year. This cost is expected to be recognized over an approximately period of two years.

During the fiscal years ended June 30, 2015 and 2014, the Group granted 685,568 and 223,227 shares, respectively, corresponding to the Participants’ Contributions.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	June 30, 2015	June 30, 2014	June 30, 2013
At the beginning	5,786,387	2,181,615	1,117,608
To be granted	18,734	3,666,123	1,069,259
Expired	(680,047)	(61,351)	(5,252)
Granted	(685,568)	-	-
At the end	4,439,506	5,786,387	2,181,615

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.           Taxes

The Group’s income tax has been calculated on the estimated taxable profit for each year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	0% - 25%
U.S.A.	0% - 45%
Bermuda	0%

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2015, 2014 and 2013:

	June 30, 2015	June 30, 2014	June 30, 2013

Net income at tax rate applicable to profits in the respective countries	(1,002,982)	242,949	(156,163)
Tax effects of:
Share of profit / (loss) of associates and joint ventures	478,254	(128,372)	26,303
Unrecognized tax losses carry forwards	(8,958)	(51,944)	(7,260)
Non-taxable income	57,050	24,509	3,203
Others	(5,940)	(3,816)	1,070
Income tax	(482,576)	83,326	(132,847)
Minimum Presumed Income tax (MPIT)	(5,690)	(19,059)	-
Income tax and Minimum Presumed Income Tax	(488,266)	64,267	(132,847)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.           Taxes (Continued)

The detail of the provision for the Group’s income tax is as follows:

	June 30, 2015	June 30, 2014
Current income tax	(652,858)	(235,010)
Deferred income tax	170,282	318,336
Minimum Presumed Income tax (MPIT)	(5,690)	(19,059)
Income tax	(488,266)	64,267

The gross movement on the income tax and the deferred tax account is as follows:

	June 30, 2015	June 30, 2014
Beginning of year	23,034	(310,700)
Cumulative translation adjustment	(1,233)	(17,948)
Reclassified to / (from) assets held for sale	(33,346)	33,346
Income tax expense and deferred income tax	170,282	318,336
Use of tax loss carryforwards	(157,367)	-
End of year	1,370	23,034

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2015 and 2014, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax assets	At the beginning of the year	Reclassified from assets held for sale	Cumulative translation adjustment	Charged / (Credited) to the statement of income	Use of tax loss carryforwards	At the end the year
Trading properties	17,890	-	-	6,932	-	24,822
Investment properties and Properties, plant and equipment	-	-	-	68,790	-	68,790
Investments	62,806	-	-	-	-	62,806
Trade and other payables	101,222	-	-	220,059	-	321,281
Tax loss carry-forwards	385,033	-	-	88,106	(157,367)	315,772
Others	38,021	-	-	(2,189)	-	35,832
Subtotal deferred income tax assets	604,972	-	-	381,698	(157,367)	829,303
Deferred income tax liabilities
Investment properties and Properties, plant and equipment	(452,460)	(33,346)	(1,233)	487,039	-	-
Trade and other receivables	(65,699)	-	-	(686,146)	-	(751,845)
Investments	(52,875)	-	-	(19,733)	-	(72,608)
Others	(10,904)	-	-	7,424	-	(3,480)
Subtotal deferred income tax liabilities	(581,938)	(33,346)	(1,233)	(211,416)	-	(827,933)
Deferred income tax Asset (Liability), net as of June 30, 2015	23,034	(33,346)	(1,233)	170,282	(157,367)	1,370

Deferred income tax assets	328,191	-	-	276,781	-	604,972
Deferred income tax liabilities	(638,891)	33,346	(14,948)	41,555	-	(581,938)
Deferred income tax Asset (Liability), net as of June 30, 2014	(310,700)	33,346	(17,948)	318,336	-	23,034

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.           Taxes (Continued)

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

Based on the estimated and aggregate effect of all these aspects on the Company’s performance, Management estimates that as at June 30, 2015, it is probable that the Company will realize all of the deferred tax assets.

As of June 30, 2015, the tax loss carry-forwards of the Group and the jurisdictions which generated them are as follows:

		Jurisdiction
Date of generation	Due date	Argentina	Uruguay	Total
2011	2016	32,694	903	33,597
2012	2017	36,379	9,777	46,156
2013	2018	21,084	1,093	22,177
2014	2019	873,852	16,057	889,909
2015	2020	18,287	4,336	22,623
		982,296	32,166	1,014,462

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

27.           Taxes (Continued)

The Group did not recognize deferred income tax assets of Ps. 36.1 million and Ps. 22.9 million as of June 30, 2015 and 2014, respectively. Although management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 37.2 million and Ps. 17.0 million as of June 30, 2015 and 2014, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

The Group should disclose the amount of deferred income tax assets and the evidence for its recognition when:

(a)       asset’s realizability of deferred income tax assets depends on future gains, above gains arising from reversal of existing taxable temporary differences; and
(b)       the company had a loss, either during this fiscal year, or in the previous one, in the country related to the deferred income tax asset.

Deferred tax assets and liabilities of the Group as of June 30, 2015 and 2014 will be recovered as follows:

	June 30, 2015	June 30, 2014
Deferred income tax asset to be recovered after more than 12 months	542,456	514,692
Deferred income tax asset to be recovered within 12 months	286,847	90,280
Deferred income tax assets	829,303	604,972

	June 30, 2015	June 30, 2014
Deferred income tax liabilities to be recovered after more than 12 months	(711,529)	(566,615)
Deferred income tax liabilities to be recovered within 12 months	(116,404)	(15,323)
Deferred income tax liabilities	(827,933)	(581,938)
Total Deferred income tax assets, net	1,370	23,034

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Leases

The Group as lessee

Operating leases:

The Group rents two properties that use as a shopping center. These agreements provide for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rent expense for the years ended June 30, 2015 and 2014 was Ps. 3,003 and 2,947, respectively.

The Group also, leases office space under an operating lease with companies related to the Chairman and Director of the Group. (See Note 37).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	June 30, 2015	June 30, 2014	June 30, 2013
No later than 1 year	10,674	10,714	7,855
Later than one year and not later than five years	16,736	22,461	16,146
Later than 5 years	34,800	37,200	39,884
	62,210	70,375	63,885

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Leases (Continued)

The future minimum payments that the Group must pay off under finance leases are as follows:

	June 30, 2015	June 30, 2014	June 30, 2014
No later than 1 year	1,619	1,942	1,513
Later than one year and not later than five years	1,352	1,112	1,279
	2,971	3,054	2,792
Finance charges	(236)	(302)	(279)
Present value of finance lease liabilities	2,735	2,752	2,513
The fair value of finance lease liabilities is as follows:

	June 30, 2015	June 30, 2014	June 30, 2014
No later than 1 year	1,512	1,780	1,243
Later than one year and not later than five years	1,223	972	1,270
Present value of finance lease liabilities	2,735	2,752	2,513

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at June 30, 2015 and 2014 was 10.66% and 11.10%, respectively.

The Group as lessor

Operating leases:

•	Leases of office and other buildings

The Group enters into cancellable operating leases relating to offices and other buildings. The contracts have an average term raging from three to five years. Certain leases have terms of ten years. The tenants are charged a base rent payable on a monthly basis.

Rental income, from offices and other buildings of the Group amount to Ps. 305,882, Ps. 255,788 and Ps. 204,329 for the fiscal years ended June 30, 2015, 2014 and 2013, respectively, and is included under the line “Revenuel” in the statement of income.

The book value of assets and their amortization and accumulated amortization for such leases are described in Note 10.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.	Leases (Continued)

•	Leases of shopping centers

The Group enters into cancellable operating leases contracts relating to shopping centers. The contracts have an average term raging from three to five years, with some leases relating to anchor stores having terms of ten years, which are generally renewable. Tenants are usually charged a rent which is the higher of (i) the base rent; and (ii) complementary rent (which generally ranges between from 4% to 10% of the sales). Furthermore, pursuant to the rent escalation clause in most lease arrangements, the tenants’ base rent generally increases between 18% and 24% each year during the lease term. Since the complementary rent is not known until the end of the period, it meets the definition of contingent rent under IAS 17 “Leases”. Accordingly, complementary rental income will be recognized once the contingent rent is known.

For the fiscal years ended June 30, 2015, 2014 and 2013, the average rental income (basic rental) and contingent (supplementary rental) rental income of the Group’s shopping centers amounted to Ps. 929,063, Ps. 746,666 and Ps. 588,121 and to Ps. 461,394, Ps. 329,258 and Ps. 254,429, respectively and are included under “Revenue” in the statement of income.

Additionally, the Group owns a shopping center property known as "Patio Olmos" in the Province of Córdoba, Argentina. The Group leases this property to a third party shopping center operator under an operating lease agreement expiring in 2032. The lease provides for fixed monthly payments, adjusted pursuant to a rent escalation clause. Rental income for the year ended June 30, 2015, 2014 and 2013 amounted to Ps.181, Ps. 151 and Ps. 343, respectively and is included in the line item "Revenues" in the statements of income.

The book value of assets and their amortization and accumulated amortization for such leases are described in Note 10.

The future minimum proceeds under non-cancellable operating leases from Group´s shopping centers, offices and other buildings are as follows:

	June 30, 2015	June 30, 2014
2015	-	731,570
2016	982,335	522,764
2017	690,358	220,605
2018	322,625	58,600
2019	83,321	18,291
Later than 2019	23,989	14,420
	2,102,628	1,566,250

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

Legal reserve

According to Argentina´s laws, 5% of the profit of the year is destined to the constitution of legal reserve until they reach legal capped amount (20% of total capital). This legal reserve is not available for the dividend distribution and can only be released to absorb losses. The Group did not reach the legal capped amounts.

Special reserve

Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Reserve for new developments

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

Repurchase plan involving common shares and GDS issued by IRSA

On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company's own stock pursuant to Section 64 of Law N° 26,831 and the CNV’s regulations,  for up to an aggregate amount of Ps. 200.0 million and up to 5% of the capital stock, in the form of shares or Global Depositary Shares (GDS) representing 10 shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the IRSA’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 8 per share. On September 18, 2013 the Board of Directors decided to increase the maximum price to Ps. 10.00 per common share and US$ 10.50 per GDS. On October 15, 2013, IRSA’s Board of Directors approved a new increase to the maximum price, raising it to Ps. 11.00 per common share and US$ 11.50 per GDS. On October 22, 2013 IRSA’s Board of Directors approved a new increase to the maximum price, raising it to Ps.14.50 per common share and US$ 15.00 per GDS. During the year ended Monday, June 30, 2014, the Company repurchased 533,947 common shares (nominal value Ps. 1 per share) for a total of Ps. 5.2 million and 437,075 GDS (representing 4,370,750 common shares) for a total amount of US$ 5.2 million.

On June 10 2014, the Board of Directors of IRSA resolved to terminate the stock repurchase plan that was approved by resolution of the Board on July 25, 2013, and modified by resolutions adopted on September 18, 2013, October 15, 2013 and October 22, 2013. During the term of the Stock Repurchase Plan, IRSA has repurchased 4,904,697 shares for an aggregate amount of Ps. 37,905,631.

Dividends

Dividends distributed during fiscal year ended June 30, 2014 amounted to Ps. 306.6 million (or 0.53 per share), while during fiscal year 2015 there was no distribution of dividends.

Expired dividends

During the year, Ps. 813 expired, corresponding to dividends no yet paid from prior years. Furthermore, as of June 30, 2014 and 2013, Ps. 1,690 and Ps. 626 expired, respectively.

Premium on Treasury shares trading

Upon sale of treasury shares, the difference between the net realizable value of the treasury shares sold and the acquisition cost will be recognized, whether it is a gain or a loss, under the non-capitalized contribution account and will be known as “Treasury shares trading premium”.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

30.	Revenues

	June 30, 2015	June 30, 2014	June 30, 2013
Base rent	1,253,190	1,079,779	828,923
Contingent rent	461,583	329,889	254,854
Admission rights	156,438	126,495	107,608
Averaging scheduled rent escalation	31,293	14,771	22,641
Parking fees	112,120	81,382	62,484
Letting fees	51,333	42,458	33,620
Property management fee	33,784	27,121	21,803
Others	9,376	12,202	9,051
Rental and service income	2,109,117	1,714,097	1,340,984
Sale of trading properties	9,860	62,641	24,867
Revenue from hotel operations	396,297	331,562	225,836
Consumer financing	147	574	1,203
Total income from sales, rents and services	2,515,421	2,108,874	1,592,890
Income from expenses adjustment and collective promotion fund	887,208	736,302	594,290
Total revenues	3,402,629	2,845,176	2,187,180

31.	Costs

	June 30, 2015	June 30, 2014	June 30, 2013
Costs of rental and services costs	1,219,046	1,120,634	906,233
Cost of sale and development	13,588	17,506	12,188
Costs from hotel operations	277,885	215,980	168,283
Costs from consumer financing	55	373	907
Total costs	1,510,574	1,354,493	1,087,611

32.	Expenses by nature

The Group disclosed expenses the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.	Expenses by nature (Continued)

For the year ended June 30, 2015:

	Group Costs
	Costs of sale and development	Costs of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	154	404,075	-	162,423	117,044	35,927	719,623
Maintenance, security, cleaning, repair and others	6,560	326,024	9	33,984	19,837	2,019	388,433
Depreciation and amortization	-	156,922	-	11,578	6,493	288	175,281
Advertising and others selling expenses	-	173,266	-	6,556	-	34,529	214,351
Taxes, rates and contributions	3,272	108,332	-	335	11,779	92,851	216,569
Fees and payments for services	512	8,573	46	1,334	84,040	6,349	100,854
Director´s fees	-	-	-	-	98,691	-	98,691
Food, beverage and other lodging expenses	-	-	-	60,852	8,264	4,361	73,477
Other expenses	25	24,490	-	539	24,469	1,255	50,778
Leases and service charges	1,167	17,364	-	284	3,864	1,515	24,194
Allowance for doubtful accounts and other receivables, net	-	-	-	-	-	14,376	14,376
Cost of sales of properties	1,898	-	-	-	-	-	1,898
Total expenses by nature	13,588	1,219,046	55	277,885	374,481	193,470	2,078,525

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.	Expenses by nature (Continued)

For the year ended June 30, 2014:

	Group Costs
	Costs of sale and development	Costs of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	168	362,055	-	121,332	98,775	27,356	609,686
Maintenance, security, cleaning, repair and others	3,551	255,053	3	26,321	14,272	665	299,865
Depreciation and amortization	707	209,302	-	10,819	4,757	234	225,819
Advertising and others selling expenses	1	145,331	-	4,701	-	24,318	174,351
Taxes, rates and contributions	2,299	86,996	-	-	9,961	70,870	170,126
Fees and payments for services	66	28,762	368	2,347	56,605	5,127	93,275
Director´s fees	-	-	-	-	68,506	-	68,506
Food, beverage and other lodging expenses	-	-	-	49,792	6,726	3,753	60,271
Other expenses	35	16,435	2	388	28,216	1,170	46,246
Leases and service charges	1,404	16,700	-	280	9,110	1,117	28,611
Allowance for doubtful accounts and other receivables, net	-	-	-	-	-	11,626	11,626
Cost of sales of properties	9,275	-	-	-	-	-	9,275
Total expenses by nature	17,506	1,120,634	373	215,980	296,928	146,236	1,797,657

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.	Expenses by nature (Continued)

For the year ended June 30, 2013:

	Group Costs
	Costs of sale and development	Costs of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel expenses	155	244,311	3	96,096	62,688	18,098	421,351
Maintenance, security, cleaning, repair and others	2,747	226,208	38	21,754	11,769	691	263,207
Depreciation and amortization	529	199,866	-	13,591	5,815	220	220,021
Advertising and others selling expenses	-	115,013	-	4,869	12	16,580	136,474
Taxes, rates and contributions	1,500	68,982	-	263	7,585	50,925	129,255
Fees and payments for services	237	29,390	858	1,301	30,753	3,525	66,064
Director´s fees	-	-	-	-	62,873	-	62,873
Food, beverage and other lodging expenses	-	-	-	29,643	2,900	680	33,223
Other expenses	32	10,958	8	630	8,985	1,798	22,411
Leases and service charges	1,774	11,505	-	136	1,461	783	15,659
Allowance for doubtful accounts and other receivables, net	-	-	-	-	-	12,825	12,825
Cost of sales of properties	5,214	-	-	-	-	-	5,214
Total expenses by nature	12,188	906,233	907	168,283	194,841	106,125	1,388,577

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.	Employee costs

	June 30, 2015	June 30, 2014	June 30, 2013
Salaries, bonuses and social security expenses	670,063	496,922	389,740
Costs of equity incentive plan	24,960	70,868	5,856
Defined contribution plan costs	7,598	7,584	4,976
Other employee costs and benefits	17,002	34,312	20,779
Total employee costs	719,623	609,686	421,351

34.	Other operating results, net

	June 30, 2015	June 30, 2014	June 30, 2013
Result from purchase of subsidiaries (Note 3)	-	-	137,062
Gain from disposal of equity interest in subsidiaries, associates and joint ventures (Note 3)	22,075	-	15,433
Expenses from transfers of assets to IRSA CP (1)	(110,482)	-	-
Reversal of currency translation adjustment (2)	188,323	-	-
Tax on shareholders’ personal assets	(4,997)	(3,831)	(5,132)
Donations	(40,236)	(32,779)	(30,592)
Judgments and other contingencies (3)	(21,477)	(19,666)	(17,765)
Others	(4,718)	10,406	(5,738)
Total other operating results, net	28,488	(45,870)	93,268

(1) On December 22, 2014, IRSA conveyed title on the properties located in Bouchard 710, Suipacha 652, Torre BankBoston, República Building, Intercontinental Plaza and the plot of land next to the latter, to its subsidiary IRSA CP, which as from such date continue to operate such properties. This transfer has had no effects whatsoever in the consolidated financial statements of the Group other than the expenses and taxes associated to the transfer.
(2) Corresponds to the reversal of the translation reserve generated in Rigby following the partial repayment of principal of the company (see Note 3).
(3) Includes legal costs and expenses.

35.	Financial results, net

	June 30, 2015	June 30, 2014	June 30, 2013
Finance income:
- Interest income	65,840	75,680	38,244
- Foreign exchange	54,652	40,788	58,032
- Dividends income	16,622	15,041	23,249
Total finance income	137,114	131,509	119,525

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

35.	Financial results, net (Continued)

	June 30, 2015	June 30, 2014	June 30, 2013
Finance costs:
- Interest expense	(640,730)	(492,864)	(331,263)
- Foreign exchange	(407,888)	(1,203,240)	(407,473)
- Other financial costs	(71,512)	(53,147)	(43,983)
Finance cost	(1,120,130)	(1,749,251)	(782,719)
Less: Capitalized finance costs	12,957	22,376	10,307
Total finance costs	(1,107,173)	(1,726,875)	(772,412)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss	52,060	215,430	1,396
- (Loss) / Gain on derivative financial instruments, net	(16,167)	(316,632)	11,242
- (Loss) / Gain on repurchase of Non-Convertible notes	-	(22,701)	2,057
Total other financial results	35,893	(123,903)	14,695
Total financial results, net	(934,166)	(1,719,269)	(638,192)

36.	Earnings per share

(a)	Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year (Note 29).

	June 30, 2015	June 30, 2014	June 30, 2013
Total comprehensive income attributable to equity holders of the parent	(41,193)	(786,487)	238,737
Weighted average number of ordinary shares in issue	573,779	575,933	578,676
Basic (loss) / earnings per share	(0.07)	(1.37)	0.41

(b)	Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. As of June 30, 2013, the Group does not possess dilutive potential shares; therefore, diluted earnings per share are equal to basic earnings per share. As of June 30, 2015 and 2014 the Group holds Treasury shares with potentially dilutive effect; therefore, the diluted earnings per share is as follows:

	June 30, 2015	June 30, 2014
Total comprehensive income attributable to equity holders of the parent	(41,193)	(786,487)
Weighted average number of ordinary shares in issue	578,005	578,676
Diluted loss per share	(0.07)	(1.37)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions

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

Some of our Directors are hired under the Employment Contract Act N° 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination.

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

The Group’s Senior Management is composed of as follows:

Name	Date of birth	Position	In the position since
Eduardo S. Elsztain	01/26/1960	General Manager	1991
Daniel R. Elsztain	12/22/1972	Chief Operations Officer of the real estate business	2012
Matias Gaivironsky	02/23/1976	Financial Manager	2011
David A. Perednik	11/15/1957	Administrative Manager	2002
Javier E. Nahmod	11/10/1977	Real Estate Manager	2014

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

3.	Corporate Service Agreement

In due course, the Board considered it was convenient to implement alternatives that should allow to reduce certain fixed costs, in view that the operating areas of IRSA, our subsidiary IRSA CP and our controlling company CRESUD, share certain characteristics of affinity, with the aim of reducing their incidence on the operating results, building on and enhancing the individual efficiencies of each of the companies in the different areas that form part of operating management.

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement") was entered into between IRSA, IRSA CP and CRESUD. The agreement has a term of 24 months, is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice, to date they have not been produced.

The service exchange arrangement involves the provision for valuable consideration of services related to any of the participating areas, rendered by one or more of the parties to the Master Agreement for the benefit of another or other parties; the services are invoiced by each of the parties, and payable primarily through offsetting arrangements against sums due as a result of services rendered by other parties; should there be any difference in the value of the services rendered, payment is settled in cash.

It is also worth noting that the parties have hired an external consulting firm to review and evaluate half-yearly the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and documentation. Notably, the parties retain absolute freedom and confidentiality regarding their strategic and business decisions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

4.	Donations granted to Fundación IRSA

Fundación IRSA is a non-profit institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Group’s employees. The main members of Fundación IRSA's Board of Directors are: Eduardo S. Elsztain (President); Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by IRSA CP, IRSA and Cresud and other companies of the Group.

5.	Rentals and/or rights of use

In the course of its normal operations, the Group enters into different kinds of agreements for the rental of real property and spaces in shopping centers related to its activities, namely:

(a)	Lease agreements, gratuitous bailment agreements or agreements for the use of space in shopping centers:

The Group normally leases diverse spaces in its Shopping Centers (stores, stands, storage rooms or advertising spaces) to related parties, such as Tarshop S.A. (IRSA CP´s associate) and Banco Hipotecario S.A. (Group´s associate).

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

5.	Leases and/or rights of use (Continued)

(a)	Lease agreements, gratuitous bailment agreements or agreements for the use of space in shopping centers: (Continued)

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

In October 1997, IRSA CP entered into an agreement with Fundación IRSA whereby a store at the Abasto shopping mall was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, in September 1999, Fundación IRSA assigned free of cost all of the rights of use over such store and its respective obligations to Fundación Museo de los Niños.

Fundación Museo de los Niños is a non-profit organization created by the same founders of Fundación IRSA which maintains the same members of the Board of Directors.

In November 2005, IRSA CP signed another agreement with Fundación Museo de los Niños grating under gratuitous bailment a store at Alto Rosario shopping mall for a term of 30 years.

Fundación Museo de los Niños has used these spaces to set up "Museo de los Niños, Abasto” and “Museo de los Niños, Rosario", two interactive learning centers intended for children and adults. Both agreements provide that the payment of common expenses and direct expenses related to the services performed by these stores should be borne by Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

5.	Leases and/or rights of use (Continued)

(c)	Office rental (the Group as lessee):

The Group, together with Cresud rent the offices of our president located at 108 Bolivar St., in the City of Buenos Aires, property of Isaac Elsztain e Hijos S.C.A. (a company controlled by certain relatives of Eduardo S. Elsztain, our president) and Hamonet S.A. (a company controlled by Fernando A. Elsztain, one of our directors, and some of its family members. Both contracts were renewed for 36 month period and are effective from March 1, 2014 through February 28, 2017 and April 1, 2014 through March 31, 2017, respectively; they establish a monthly rental payment of US$ 15 per month, which is spread and assumed in equal shares by the three companies.

The Group’s central management is located on the different floors of Intercontinental Plaza tower, located at 877 Moreno St. in the City of Buenos Aires, owned by our directly controlled company IRSA CP. Our Parent Company Cresud, rents certain floors and parking spaces under diverse rental agreements which expire in 2017. The monthly rental payment agreed amounts to US$ 24 plus the obligation to pay common expenses and taxes levied on the real property, proportionately to the total area rented.

Additionally, Tarshop S.A. rents three floors and parking space, of our building in 652 Suipacha St., under agreements which expire in 2017. The monthly rental payment agreed amounts to US$ 52 per square meter plus the obligation to pay common expenses and taxes levied on the real property, proportionately to the total area rented.

6.	Service provider or recipient:

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

6.	Service provider or recipient: (Continued)

(b)	Special reimbursement programs with several means of payment:

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

7.	Purchase and sale of goods and/or service hiring:

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

7.	Purchase and sale of goods and/or service hiring: (Continued)

(b)	Sale of supplies and materials:

Usually, each of the Group companies buys from third parties different types of supplies and materials required to carry out its activities, which it then uses directly or sells to one or more Group companies or related parties, based upon utilization needs.

(c)	Reimbursement of expenses

These operations do not entail additional profits to the company recovering expenses, for the same are carried out as per the cost value of the goods or services acquired.

(d)	Transfer of tax credits

During the fiscal year ended June 30, 2015 “Exportaciones Agroindustriales S.A.” (EAASA) (subsidiary of Cresud S.A.C.I.F. y A.) and Cresud S.A.C.I.F. y A., assigned upon IRSA CP S.A., Ps. 30.4 million and Ps. 1.63 million, respectively, pertaining to VAT refunds for exports originated in such companies' economic activities.

8.	Financial operations:

(a)	Borrowings

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

IRSA CP and Banco Hipotecario S.A. entered into a master agreement for the performance of dollar-denominated forward transactions. This master agreement provides that the parties may carry out this type of transactions by fixing a certain forward price (“the Agreed Price”). Such transactions are settled in cash by paying the difference between the Agreed Price and the quoted price of the US dollar on the settlement date.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

8.	Financial operations (Continued)

(c)	Purchase and sale of financial assets

In March 2015, through Emprendimientos Recoleta S.A. (ERSA) and Panamerican Mall S.A. (PAMSA), the Group purchased 12,072,900 non-convertible Notes at nominal value from CRESUD S.A.C.I.F. y A., for a total amount of Ps. 109.9 million.

On February 10, 2015, the Group, through Dolphin sold 71.39 million IDBD shares to IFISA, at the closing price of NIS 1.39 per share, making a total of NIS 99.23 million, equal to US$ 25.65 million at the exchange rate prevailing on the transaction date.

On May 31, 2015, the Group, through Dolphin, sold to IFISA 46 million of warrants Series 4 for a total amount of NIS 0.46 million (equivalent to US$ 0.12 million at the time of the transaction), provided IFISA agreed to exercise them fully when Dolphin were so required by IDBD.

On June 17, 2015, the Group, through IRSA, subscribed Convertible Notes into ordinary shares, issued by BACS Banco de Crédito y Securitización S.A. for a face value of 100,000,000.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Parent Company
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	12	-	(9,789)	-	-	-
	Corporate services	-	-	-	-	-	(52,534)	-	-	-
	Sale of good and/or services	-	-	-	216	-	-	-	-	-
	Management Fee	-	-	-	-	-	(12)	-	-	-
	Leases and/or rights of use	-	-	-	1,424	-	-	-	-	-
	Non-Convertible Notes	79,760	30,071	-	-	-	-	(16,504)	(743)	-
	Long-term incentive plan	-	-	-	-	-	(8,087)	-	-	-
	Share-based payments	-	-	-	-	-	(16,575)	-	-	-
Total Parent Company		79,760	30,071	-	1,652	-	(86,997)	(16,504)	(743)	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	-	(97)	-	-	-
	Advances	-	-	-	-	-	(1,428)	-	-	-
	Borrowings	-	-	-	-	-	-	(7,499)	(21,804)	-
	Commissions per stands	-	-	-	68	-	-	-	-	-
	Leases and/or rights of use	-	-	-	762	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	854	-	-	-	-	-
Metropolitan	Reimbursement of expenses	-	-	-	-	-	(10)	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	2,567	-	-	-	-	-
	Non-Convertible Notes	100,000	452	-	-	-	-	-	-	-
Banco de Crédito y Securitización S.A.	Reimbursement of expenses	-	-	-	1,766	-	-	-	-	-
	Leases and/or rights of use	-	-	-	42	-	-	-	-	-
	Reimbursement of expenses	-	-	-	1,79	-	-	-	-	-
Tarshop S.A.	Leases and/or rights of use	-	-	-	-	(25)	(722)	-	-	-
Condor	Borrowings	-	-	-	29,492	-	-	-	-	-
Total Associates		100,000	452	-	37,341	(25)	-2,257	(7,499)	(21,804)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Joint Ventures
	Contributions to be paid in	-	-	-	10	-	-	-	-	-
Baicom Networks S.A.	Management fees	-	-	-	16	-	-	-	-	-
	Borrowings	-	-	1,275	222	-	-	-	-	-
	Reimbursement of expenses	-	-	-	924	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	-	-	211	-	-	-	-	-
	Borrowings	-	-	-	72	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	-	115	-	-	-	-	-
	Borrowings	-	-	-	80	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	(14,438)	-	-
	Credit due to capital reduction	-	-	-	8,847	-	-	-	-	-
	Reimbursement of expenses	-	-	-	11	-	(19)	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	543	-	(5)	-	-	-
	Proceeds from leasing	-	-	-	-	-	(4)	-	-	-
	Share-based payments	-	-	-	467	-	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(594)	-	-	-
	Borrowings	-	-	-	-	-	-	-	(7,826)	-
	Management fees	-	-	-	2,644	-	-	-	-	-
Puerto Retiro S.A.	Borrowings	-	-	-	2,148	-	-	-	-	-
	Reimbursement of expenses	-	-	-	257	-	-	-	-	-
Quality Invest S.A.	Management fees	-	-	-	22	-	-	-	-	-
	Reimbursement of expenses	-	-	-	233	-	-	-	-	-
Total Joint Ventures		-	-	1,275	16,822	-	(622)	(14,438)	(7,826)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Subsidiaries of the parent company
Helmir	Non-Convertible Notes	-	-	-	-	-	-	(27,544)	(1,254)	-
Exportaciones Agroindustriales	Other liabilities	-	-	-	-	-	(3,0649)	-	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	123	-	(29)	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-	-
Total Subsidiaries of the parent company		-	-	-	124	-	(3,093)	(27,544)	(1,254)	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	5,215	-	-	-	-	-
Estudio Zang, Bergel y Viñes	Advances	-	-	-	33	-	-	-	-	-
	Legal services	-	-	-	377	-	(900)	-	-	-
Austral Gold	Reimbursement of expenses	-	-	-	3	-	-	-	-	-
Consultores Venture Capital Uruguay		-	-	-	1,125	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	250	-	-	-	-	-
	Borrowings	-	-	-	724	-	-	-	-	-
Elsztain Managing Partners	Management fees	-	-	-	-	-	(34)	-	-	-
	Reimbursement of expenses	-	-	-	100	-	-	-	-	-
Fundación IRSA
Inversiones Financieras del Sur	Borrowings	-	-	-	264,673	-	-	-	-	-
Museo de los Niños	Reimbursement of expenses	-	-	-	94	-	-	-	-	-
	Leases and/or rights of use	-	-	-	750	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	881	-	-	-	-	-
	Borrowings	-	-	-	5	-	-	-	-	-
Total Other related parties		-	-	-	274,23	-	(934)	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Directors and Senior Management
Directors	Reimbursement of expenses	-	-	-	-	-	(15)	-	-	-
	Advances	-	-	-	317	-	-	-	-	-
	Fees	-	-	-	-	-	(40,554)	-	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-	-
Total Directors and Senior Management		-	-	-	317	(20)	(40,569)	-	-	-
Total		179,76	30,523	1,275	330,486	(45)	-134,472	(65,985)	(31,627)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Parent Company
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	16	-	(3,723)	-	-	-
	Corporate services	-	-	-	-	-	(33,710)	-	-	-
	Sale of good and/or services	-	-	-	701	-	-	-	-	-
	Dividends payable	-	-	-	-	-	(36,462)	-	-	-
	Leases and/or rights of use	-	-	-	1,598	-	-	-	-	-
	Non-Convertible Notes	-	14,079	-	-	-	-	(56,972)	(2,023)	-
	Long-term incentive plan	-	-	-	-	-	(10,557)	-	-	-
	Share-based payments	-	-	-	-	-	(3,673)	-	-	-
Total Parent Company		-	14,079	-	2,315	-	(88,125)	(56,972)	(2,023)	-
Associates
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	-	(1,547)	-	-
	Borrowings	-	-	-	-	-	-	(17,781)	(23,285)
	Derivatives	-	-	-	-	-	-	-	-	(5,225)
	Leases and/or rights of use	-	-	-	200	-	-	-	-	-
	Commissions per stands	-	-	-	59	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	765	-	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	2,297	-	-	-	-	-
Banco de Crédito y Securitización S.A.	Leases and/or rights of use	-	-	-	19	-	(80)	-	-	-
Tarshop S.A.	Leases and/or rights of use	-	-	-	-	(175)	(677)	-	-	-
	Reimbursement of expenses	-	-	-	687	-	-	-	-	-
	Commissions per stands	-	-	-	19	-	-	-	-	-
Condor	Dividends received	-	-	-	11,296	-	-	-	-	-
Total Associates		-	-	-	15,342	(175)	(2,304)	(17,781)	(23,285)	(5,225)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.           Related party transactions (Continued)

Related party	Description	Investments in financial assets	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Joint Ventures
	Contributions to be paid in	-	-	-	10	-	-	-	-	-
Baicom Networks S.A.	Management fees	-	-	-	2	-	-	-	-	-
	Borrowings	-	-	1,143	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	193	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	-	-	165	-	-	-	-	-
	Borrowings	-	-	-	20	-	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	-	103	-	-	-	-	-
	Borrowings	-	-	-	68	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	864	-	-	-	-	-
	Borrowings	-	-	-	4	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	(133,314)	-	-
	Reimbursement of expenses	-	-	-	66	-	(9)	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	223	-	(72)	-	-	-
	Proceeds from leasing	-	-	-	-	-	(18)	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(630)	-	-	-
	Management fees	-	-	-	1,338	-	-	-	-	-
	Share-based payments	-	-	-	304	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(71)	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	-	160	-	-	-	-	-
	Borrowings	-	-	-	3,23	-	-	-	-	-
	Reimbursement of expenses	-	-	-	213	-	-	-	-	-
Quality Invest S.A.	Management fees	-	-	-	22	-	(45)	-	-	-
	Reimbursement of expenses	-	-	-	64	-	-	-	-	-
Total Joint Ventures		-	-	1,143	7,049	-	(774)	(133,314)	(71)	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current	Derivative financial instruments current
Subsidiaries of the parent company
Cactus Argentina S.A.	Reimbursement of expenses	-	-	-	2	-	(515)	-	-	-
Exportaciones Agroindustriales	Borrowings	-	-	-	2,134	-	-	-	-	-
Futuros y Opciones.com S.A.	Reimbursement of expenses	-	-	-	138	-	(29)	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-	-
Total Subsidiaries of the parent company		-	-	-	2,275	-	(544)	-	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	14,378	-	(11,099)	-	-	-
Estudio Zang, Bergel y Viñes	Advances	-	-	-	4	-	-	-	-	-
	Legal services	-	-	-	-	-	(513)	-	-	-
Austral Gold	Reimbursement of expenses	-	-	-	8	-	(1)	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	228	-	-	-	-	-
	Borrowings	-	-	-	4	-	-	-	-	-
EMP	Management fees	-	-	-	-	-	(31)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	72	-	-	-	-	-
IRSA Real Estate Strategies LP	Capital contribution	-	-	-	-	-	(8)	-	-	-
Inversiones Financieras del Sur S.A.	Borrowings	-	-	-	378	-	(5)	-	-	-
IRSA Developments LP	Capital contribution	-	-	-	-	-	(13)	-	-	-
Museo de los Niños	Reimbursement of expenses	-	-	-	767	-	(9)	-	-	-
Total Other related parties		-	-	-	15,839	-	(11,679)	-	-	-
Directors and Senior Management
Directors	Fees	-	-	-	301	-	(13,225)	-	-	-
	Reimbursement of expenses	-	-	-	-	-	(10)	-	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-	-
Total Directors and Senior Management		-	-	-	301	(20)	(13,235)	-	-	-
Total		-	14,079	1,143	43,121	(195)	(116,661)	(208,067)	(25,379)	(5,225)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the year ended June 30, 2015:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries	Letting fees
Parent Company
Cresud S.A.C.I.F. y A.	4,286	(110)	(96,323)	-	(8,424)	-	-	-
Total Parent Company	4,286	(110)	(96,323)	-	(8,424)	-	-	-
Associates
Banco Hipotecario S.A.	2,105	-	-	-	(132)	-	-	5
Banco de Crédito y Securitización S.A.	4,459	-	-	-	452	-	-	-
Tarshop S.A.	9,120	-	-	-	-	-	-	72
Total Associates	15,684	-	-	-	320	-	-	77
Joint Ventures
Baicom Networks S.A.	-	12	-	-	150	-	-	-
Cyrsa S.A.	-	-	-	-	(9,176)	-	-	-
Nuevo Puerto Santa Fe S.A.	(712)	2,164	-	-	(1,400)	-	-	-
Entretenimiento Universal S.A.	-	-	-	-	13	-	-	-
Entertainment Holding S.A.	-	-	-	-	12	-	-	-
Puerto Retiro S.A.	-	-	-	-	563	-	-	-
Quality Invest S.A.	-	216	-	-	-	-	-	-
Total Joint Ventures	(712)	2,392	-	-	(9,838)	-	-	-
Subsidiaries Cresud S.A.C.I.F. y A.
Exportaciones Agroindustriales Argentinas	-	-	-	-	133	-	-	-
Total Subsidiaries Cresud S.A.C.I.F. y A.	-	-	-	-	133	-	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(3,872)	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(486)	-	-	-	-	-	-	-
Consultores Asset Management S.A.	342	-	-	-	-	-	-	-
Boulevard Norte S.A.	-	-	-	-	1	-	-	-
Ogden Argentina S.A.	-	-	-	-	20	-	-	-
Fundación IRSA	-	-	-	-	-	(4,731)	-	-
Hamonet S.A.	(254)	-	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	221,966	-	-	-
Condor	-	-	-	-	161,002	-	-	-
Total Other related parties	(398)	-	-	(3,872)	382,989	(4,731)	-	-
Directors and Senior Management
Directors	-	-	-	-	-	-	(99,379)	-
Senior Management	-	-	-	-	-	-	(5,583)	-
Total Directors and Senior Management	-	-	-	-	-	-	(104,962)	-
Total	18,860	2,282	(96,323)	(3,872)	365,180	(4,731)	(104,962)	77

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the year ended June 30, 2014:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud S.A.C.I.F. y A.	2,111	-	(95,951)	-	(50,245)	-	-
Total Parent Company	2,111	-	(95,951)	-	(50,245)	-	-
Associates
Banco Hipotecario S.A.	560	-	-	-	26,453	-	-
Banco de Crédito y Securitización S.A.	1,544	-	-	-	-	-	-
Tarshop S.A.	8,172	(239)	-	-	-	-	-
Total Associates	10,276	(239)	-	-	26,453	-	-
Joint Ventures
Baicom Networks S.A.	-	12	-	-	136	-	-
Cyrsa S.A.	-	-	-	-	(20,897)	-	-
Nuevo Puerto Santa Fe S.A.	(632)	1,124	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	917	-	-
Quality Invest S.A.	-	216	-	-	-	-	-
Total Joint Ventures	(632)	1,352	-	-	(19,844)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(3,541)	-	-	-
Fundación IRSA	-	-	-	-	-	(3,325)	-
Isaac Elsztain e Hijos S.C.A.	(506)	-	-	-	-	-	-
Consultores Asset Management S.A.	-	230	-	-	-	-	-
Hamonet S.A.	(258)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	321	-	-
Total Other related parties	(764)	230	-	(3,541)	321	(3,325)	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	(11,533)
Directors	-	-	-	-	-	-	(68,506)
Total Directors and Senior Management	-	-	-	-	-	-	(80,039)
Total	10,991	1,343	(95,951)	(3,541)	(43,315)	(3,325)	(80,039)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

37.           Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the year ended June 30, 2013:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud S.A.C.I.F. y A.	-	-	(88,941)	-	6,998	-	-
Total Parent Company	-	-	(88,941)	-	6,998	-	-
Associates
Banco Hipotecario S.A.	453	-	-	-	(1,377)	-	-
Tarshop S.A.	5,991	301	-	-	-	-	-
Total Associates	6,444	301	-	-	(1,377)	-	-
Joint Ventures
Baicom Networks S.A.	-	-	-	-	96	-	-
Canteras Natal Crespo S.A.	-	96	-	-	11	-	-
Cyrsa S.A.	-	-	-	-	(8,724)	-	-
Nuevo Puerto Santa Fe S.A.	(111)	888	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	481	-	-
Quality Invest S.A.	-	216	-	-	(28)	-	-
Total Joint Ventures	(111)	1,200	-	-	(8,164)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(2,784)	-	-	-
Fundación IRSA	-	-	-	-	-	(1,420)	-
Isaac Elsztain e Hijos S.C.A.	(372)	-	-	-	-	-	-
Hamonet S.A.	(178)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	155	-	-
Total Other related parties	(550)	-	-	(2,784)	155	(1,420)	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	(6,905)
Directors	-	-	-	-	-	-	(55,968)
Total Directors and Senior Management	-	-	-	-	-	-	(62,873)
Total	5,783	1,501	(88,941)	(2,784)	(2,388)	(1,420)	(62,873)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Barters transactions

The Group generally enters into barter transactions with third-party developers in the ordinary course of business. By virtue of these transactions, the Group generally exchanges undeveloped plots of land for units to be constructed and received in the future. Following is a description of pending transactions that have not yet been perfected by the third parties as of June 30, 2015:

Caballito

On June 29, 2011, the Group and TGLT entered into an exchange agreement of a plot of land located in Méndez de Andes street in the neighborhood of Caballito in the Autonomous City of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction was agreed upon at US$ 12.8 million. TGLT plans to construct an apartment building with residential offices and parking space. In consideration, TGLT paid US$ 0.2 million in cash and will transfer to IRSA: (i) a number of apartments to be determined representing 23.10% of total square meters of residential space; (ii) a number to be determined of parking space representing 21.10% of total square meters of parking space; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, representing 21.10% of square meters of storage space. TGLT is committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months from that date and TGLT mortgaged the land in favor of IRSA in guarantee. A neighborhood association named Asociación, Civil y Vecinal SOS Caballito Por Una Mejor Calidad de Vida secured a preliminary injunction which suspended the works to be carried out by TGLT in the abovementioned property. Once said preliminary injunction was deemed final, the Government of the City of Buenos Aires and TGLT were served notice of the complaint. IRSA is not involved in these proceedings and has not been sued or summoned as a third party by any of the parties involved in the legal action.

Beruti

On October 13, 2010, the Group and TGLT, entered into an agreement to barter a plot of land located at Beruti 3351/59 in the Autonomous City of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. The transaction, which was subject to certain precedent conditions including the completion by TGLT of its initial public offering, was agreed upon at US$ 18.8 million. TGLT plans to construct an apartment building with residential and commercial parking space. In consideration, TGLT will transfer to IRSA CP (i) a number of apartments to be determined representing 17.33% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 15.82% of total square meters of parking space; (iii) all spaces reserved for commercial parking in the future building and (iv) the amount of US$ 10.7 million payable upon delivering the deeds of title on the land. TGLT completed its initial public offering in the Buenos Aires Stock Exchange on October 29, 2010 and therefore the precedent condition for the transaction was fulfilled on that date. TGLT paid the mentioned US$ 10.7 million on November 5, 2010. On December 16, 2010, the title deed to the Beruti plot of land was executed. To secure performance of obligations assumed by TGLT under the deed of sale, a mortgage was granted in favor of IRSA CP.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Barter transactions (Continued)

An association named Asociación Amigos Alto Palermo presented an injunction requesting that the construction is prohibited and obtained a suspension interim measure for this purpose. Later, the Court of Appeals from the Autonomous City of Buenos Aires ordered the lifting of such interim measure suspending the continuation of the work. Currently, the “amparo” (judicial action for the protection of constitutional rights) is going through the trial stage, and no decision has been made on the merits of the case

Rosario

The Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, (plot 2,H), located in the City of Rosario, Province of Santa Fe for a total amount of US$ 2.3 million. On November 27, 2008 the Group and Condominios del Alto S.A. subscribed the deed.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company of the following future real estate: (i) 42 functional housing units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in the plot, and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the mentioned building.

On April 14, 2011, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 45 parking spaces and 5 storage spaces.

As a consequence of the co-bartering parties having fulfilled with obligations assumed with ADIF, the Argentine National State has determined, through Resolution N° 31-ADIF-P-2013, that compliance with the charge regarding the lot 2 H, has been verified upon reaching the minimum investment fixed for the cited lot, in conformity with ONABE Provision N° 07/2009 and Resolution N° 65-ADIF-P-2010, and has proceeded to release IRSA Propiedades Comerciales S.A. and Condominios del Alto SA from any obligation as to ADIF with respect to the lot 2 H.

Furthermore, on May 17, 2013, the property was reported as condominium property, and on November 14, 2013, the title deed was executed in favor of IRSA CP.

As of June 30, 2015 works have been concluded, and all of the units involved in the swap have been received.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

38.	Barter transactions (Continued)

Conil

On November 5, 2014, the Group executed a conveyance deed evidencing a barter and mortgage transaction in favor of Darío Palombo (acting as Trustee of “Fideicomiso Esquina Guemes”) to convey title on four plots of land located in Avellaneda district. The agreement provides for the development by the Trust of two building construction undertakings. In consideration for such work, the compensation agreed included the amount of US$ 0.01 million and delivery, within 24 months as from such agreement execution, of two functional units for commercial purposes and one functional unit for office purposes (the non-monetary compensation was valued at US$ 0.7 million).

39.           CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 Investment properties and Note 11 Property, plant and equipment
Exhibit B - Intangible assets	Note 13 Intangible assets
Exhibit C - Equity investments	Note 8 - Interest in joint ventures and Note 9 - Interest in associates
Exhibit D - Other investments	Note 15 Financial instruments by category
Exhibit E – Provisions	Note 17 Trading and other receivables and Note 23 Provisions
Exhibit F - Cost of sales and services provided	Note 12 Trading properties
Exhibit G - Foreign currency assets and liabilities	Note 40 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

40.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 06.30.15	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 06.30.14
Assets
Trade and other receivables
US Dollar	10,979	8.988	98,681	5,952	8.033	47,811
Swiss francs	-	9.608	-	27	9.051	242
Euros	-	10.005	3	2	10.991	26
Uruguayan Pesos	1,122	0.334	375	1,100	0.356	392
New Israel Shekel	15,005	2.381	35,726	-	-	-
Receivables with related parties:
US Dollar	4,053	9.088	36,830	1,993	8.133	16,208
Total trade and other receivables			171,615			64,679
Investments in financial assets
US Dollar	26,618	8.988	239,246	35,240	8.033	283,083
Pounds	721	14.134	10,196	1,021	13.913	14,206
New Israel Shekel	2,672	2.381	6,361	5	2.377	13
Investments with related parties:
US Dollar	50,472	9.088	458,685	-	8.133	-
Total investments in financial assets			714,488			297,302
Derivative financial instruments
US Dollar	-	8.988	-
New Israel Shekel	95,936	2.381	228,415	4,622	2.377	10,986
Total derivative financial instruments			228,415			10,986
Cash and cash equivalents
US Dollar	33,541	8.988	301,463	15,147	8.033	121,674
Euros	109	10.005	1,094	116	10.991	1,278
Brazilian Reais	12	3.000	35	2	3.550	6
Swiss francs	-	8.720	1	-	9.051	1
Uruguayan Pesos	24	0.334	8	90	0.356	32
New Israel Shekel	968	2.381	2,304	116,210	2.377	276,235
Pounds	2	14.134	32	2	13.913	32
Total cash and cash equivalents			304,937			399,258
Total assets as of 06.30.15			1,419,455
Total assets as of 06.30.14						772,225

Liabilities
Trade and other payables
US Dollar	8,347	9.088	75,862	13,637	8.133	110,908
Swiss francs	-	9.728	-	-	-	-
Uruguayan Pesos	63	0.335	21	1,486	0.382	567
Payables with related parties:
US Dollar	32	9.088	289	1,506	8.133	12,248
Total trade and other payables			76,172			123,723
Borrowings
US Dollar	402,796	9.088	3,660,607	426,670	8.133	3,470,110
Borrowings with related parties:
US Dollar	4,518	9.088	41,057	-	8.133	-
Total borrowings			3,701,664			3,470,110
Derivative financial instruments
New Israel Shekel	208,825	2.407	502,641	134,980	2.377	320,847
Total derivative financial instruments			502,641			320,847
Provisions
US Dollar	10	9.088	91	200	8.133	1,627
Total provisions			91			1,627
Payroll and social security liabilities
Uruguayan Pesos	587	0.335	197	-	-	-
Total salaries and social security liabilities			197			-
Total liabilities as of 06.30.15			4,280,765
Total liabilities as of 06.30.14						3,916,307

(1) Considering foreign currencies those that differ from each Company’s functional currency at each year-end.
(2) Exchange rate as of June 30, 2015 and 2014 according to Banco Nación Argentina records.
(3) The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements. (See Note 15).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

41.	CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the Argentine Securities Exchange Commission (CNV) issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A. (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au. Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gomez 3825, C.A.B.A.

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

42.	Group of assets and liabilities held for sale

Assets and liabilities related to the operation of the building located in 183 Madison Av., NY, United States, owned by the subsidiary of the Group, Rigby 183 LLC, and that formed part of the international business segment, have been reported in the balance sheet as of June 30, 2014 as available for sale as per the contract for the sale of the building entered into on May 16, 2014. The transaction was subject to compliance with certain conditions which were complied during September 2014. Once conditions were met, the company should left the amount of US$ 1.0 million in escrow for nine months, because of possible latent defects. Such amount is included in Restricted Assets.

Pursuant to IFRS 5, assets and liabilities available for sale were valued at the lower of their book value or fair value less selling cost. Since fair value is higher than book value of the pool of assets available for sale including goodwill related to the acquisition, no impairment has been recorded as of June 30, 2014.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

42.	Group of assets held for sale (Continued)

The following table shows the main assets and liabilities available for sale:

Assets held for sale

06.30.14
Investment properties	1,098,990
Intangible assets – Goodwill	77,086
Restricted assets	163,501
Trade and other receivables	17,990
Derivative financial instruments	299
Total	1,357,866

Liabilities directly associated with assets classified as held for sale

06.30.14
Trade and other liabilities	170,245
Deferred income tax liabilities	33,346
Borrowings	603,021
Total	806,612

As indicated in note 4, on September 29, 2014, the sale of the Madison 183 Building was finalized in the amount of US$ 185 million. Proceeds from the sale were Ps. 1,535 million, while associated costs amounted to Ps. 1,238 million, thus making a gain on the transaction of Ps. 296.5 million, included in the line item Gain / (loss) on sale of investment properties in the Statement of income.

43.	Negative working capital

As of the year-end, the Group has recorded negative working capital which is currently under consideration of the Board of Directors and Management.

44.	Subsequent events

• On July 10, 2015, the Group through IRSA signed the transfer deed for the sale of the 16th floor of the building Maipú 1300. The transaction Price was set at Ps. 13.9 million, which will result in an approximately Ps. 12.3 million gain before tax.

• On July 24, 2015, the Group through IRSA signed the transfer deed for the sale of the 4th floor of the building Maipú 1300. The transaction Price was set at Ps. 21.7 million, which will result in an approximately Ps. 20.0 million gain before tax.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

44.	Subsequent Events (continued)

• On July 30, 2015, our associate Tarshop S.A. issued corporate notes Class XXII for a nominal value of Ps. 126,666. On July 21, 2015, this issuance was authorized by the Issue Activity Department at the National Securities Exchange Commission, for a nominal value of Ps. 20,000 that can be extended up to the total authorized sum of Ps. 300,000. CN Class XXII will accrue interest from the date of issue at a nominal fixed rate of 29% p.a., until the end of the sixth month, and at an annual floating nominal rate equal to BADLAR Private rate plus 500 basis points, beginning on the seventh month until its maturity date. Payment dates of mentioned interests will be: October 30, 2015, January 30, 2016, April 30, 2016, July 30, 2016, October 30, 2016 and January 30, 2017. The payment date for capital is January 30, 2017.

• On July 31, 2015, the Group through IRSA signed the transfer deed for the sale of the 18th floor of the building Maipú 1300. The price of the transaction was Ps. 14.9 million. Such transaction will generate a gain before tax of approximately Ps. 12.9 million.

• On July 31, 2015, the Group through Dolphin, granted a loan to IFISA in the amount of US$ 7.2 million, with maturity one year after beginning date. The loan accrues interest at 1-month Libor plus a 3% margin.

• On August 24, 2015, the Group through IRSA signed the transfer deed for the sale of the 3rd floor of the building Maipú 1300. The price of the transaction was Ps. 13.4 million. Such transaction will generate a gain before tax of approximately Ps. 11.9 million.

• On August 25, 2015, the Group through IRSA, acquired Class V Non-Convertible Notes nominal value 113,762,000, for an amount of Ps. 120.5 million.

• On September 3, 2015, the Group through IRSA signed the transfer deed for the sale of the "Isla Sirgadero" plot of land. The price of the transaction was Ps. 10.7 million. Such transaction will generate a gain before tax of approximately Ps. 6.7 million.

• On September 10, 2015 the Group signed the transfer deed for the sale of 5,963 square meters corresponding to seven offices floors, 56 parking units and 3 storage rooms of Intercontinental Plaza building, remaining 7,159 sqm of the building under the society ownership. The amount of the transaction was Ps. 324.5 million, which has already been paid in full by the purchaser. Such transaction will generate a gain before tax of approximately Ps. 302 million to be recognized in our financial statements during the first quarter of 2016.

• On September 18, 2015, the Group through IRSA CP issued Series I Notes under our Global Note Program for up to the sum of USD 500,000 for an amount of Ps.407,260 (equivalent to USD 43,441). Series I Notes have a maturity of 18 months from its issue date, and will bear a mixed interest rate of 26,5% per year during the first three months, and Private Badlar Rate (Tasa Badlar Privada) plus 400 bps per year during the remaining period, playable on a quarterly basis.

• On October 9, 2015, the Group through IRSA, granted a loan to IFISA in the amount of US$ 40 million, with maturity one year after beginning date. The loan accrues interest at 1-month Libor plus a 3% margin. As a guaranty of the loan, 73.169.991 common shares of IDBD  owned by IFISA were pledged.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

44.	Subsequent Events (continued)

• During October 2015, the escrow deposit related to the sale of the Madison Building was released and delivered to the parties: the Group, though Rigby, received US$ 0.91 millon, the buyer received US$ 0.06 million, and the remaining balance was used for some costs related to the transaction.

• On October 30, 2015, the Company’s Annual Shareholders’ Meeting corresponding to fiscal year ended June 30, 2015, appointed the new members of the Supervisory Committee and Boards of Directors; approved the Board´s compensation, decided not to pay compensation to the Supervisory Committee; approved the amount to pay related to the Shareholder´s property tax, delegated to the Board of Directors the implementation of a new Shared Service Agreement, approved the Board of Directors capacity related to the Global Program for issuing Non Convertible Notes, with ot without guaranty or guaranted by third parties; and for a maximum amount of up to US$ 300 million. It was decided to put on hold until November 26th 2015 to consider the following: (i) consideration of the year’s results, (ii) consideration of the Especial Financial Statements of merger / merger-demerger.

• On October 30, 2015, our subsidiary IRSA CP in the Annual Shareholder´s Meeting corresponding to the fiscal year ended June 30, 2015, decided, among others, the following issues: (i) destinate Ps 283.580 to pay cash dividends; (ii) approved the advance dividend approved by the June 13, 2015 Shareholders´ Meeting in the amount of Ps 298.500; (iii) approved the Board of Directors compensation in the amount of Ps 76.440 and (iv) approved the increase of the amount of the Global Program for issuing Non Convertible Notes for a maximum amount of up to US$ 500 million, for an additional amount of up to US$ 100 million.

• On November 5, 2015, the Group through IRSA signed the transfer deed for the sale of the 7th and 8th floor of the building Maipú 1300. The price of the transaction was US$ 3.0 million. Such transaction will generate a gain before tax of approximately Ps. 25.9 million.

IDBD

On July 9 and 16, 2015, as mentioned in Note 9 to these financial statements, Dolphin submitted clarifications on the Proposal to IDBD and DIC dated June 29, 2015.

On July 9, 2015, the main clarifications were as follows:

-
The termination or expiration of the Proposal to IDBD and DIC would not repeal the commitments undertaken by Dolphin under the proposal submitted by Dolphin to IDBD on May 6, 2015 (described in Note 9 to these financial statements) always provided that such commitments continued in full force and effect subject to the proposed terms, or Dolphin’s remaining commitment to inject NIS 8.5 million in IDBD pursuant to its irrevocable proposal dated December 29, 2014.

-
A further condition would be added to the Proposal to IDBD and DIC whereby if Dolphin’s interest in the rights public offering were lower than NIS 8.5 million, Dolphin would remain obliged vis-à-vis IDBD to inject the remaining amount arising from subtracting NIS 8.5 million and the amount effectively injected at this instance by Dolphin.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

44.	Subsequent Events (continued)

-
IDBD would replace its commitment to exercise DIC’s Series 1 warrants for NIS 92.5 million with the commitment to exercise the Series 1 warrants for at least the amount that results from subtracting (a) the Capital Contribution Amount (as defined in Note 9 to these financial statements); minus (b) NIS 100 million, always provided that such amount does not exceed NIS 92.5 million.

On July 13, 2015, Dolphin extended the maturity of the Proposal to IDBD and DIC until July 16, 2015.

In addition, on July 16, 2015, Dolphin submitted additional clarifications on the Proposal to IDBD and DIC dated June 29, 2015 and July 9, 2015, which provided as follows:

-
Dolphin agrees that the new shares to be acquired by Dolphin or any entity controlled by Eduardo Sergio Elsztain under the public offering of shares to be made by IDBD during October 2015 (as disclosed in note 3 to these Financial Statements) would not grant to it the right to participate in the Tender Offer (as such term is defined in note 3 to these Financial Statements) always provided that such new shares are still held by Dolphin or an entity controlled by Eduardo Sergio Elsztain. Notwithstanding, nothing will prevent Dolphin and/or the entity controlled by Eduardo Sergio Elsztain that holds such new shares to be acquired under the public offering to be made in October 2015 by IDBD from freely disposing of them.

On July 16, 2015, IDBD’s Board of Directors approved a capital increase by means of a public offering pursuant to the terms proposed by Dolphin in the Proposal to IDBD and DIC, and to exercise DIC’s warrants, all based on Dolphin’s irrevocable commitment to participate in the referred capital increase. IDBD plans to carry out the public offering between October 1 and November 15 2015, subject to the company’s corporate approvals, other statutory consents required and the fact that the exercise of DIC’s warrants can be made pursuant to the terms and conditions set forth in Dolphin’s proposal.

On July 16, 2015, DIC’s Board of Directors accepted the Proposal to IDBD and DIC and instructed its management to take such steps as necessary in order to make a rights offering pursuant to Dolphin’s proposal. On August 27, 2015, DIC published a shelf offering report for the issuance of rights to its shareholders. On September 6, 2015, DIC completed the rights offering process, issuing four series of warrants to its shareholders, which are exercisable into DIC shares. As of the date of these financial statements, IDBD has not completed the capital injection in DIC.

On August 16, 2015, the Arrangement Trustees submitted a petition to the  Tel Aviv Jaffo Court for it to determine that: (a) IFISA would be subject to the commitments in the Arrangement jointly and severally with  Dolphin; (b) the shares held by any other company controlled by Eduardo Sergio Elsztain (including Dolphin) would not be eligible to take part in the Tender Offer; and (c) the shares held by any company controlled by any of the controlling shareholders of IDBD, including any corporations controlled by Eduardo Sergio Elsztain (including Dolphin) and transferred to other entities would not be eligible to take part in the Tender Offer. On August 31, 2015, the competent court asked the Arrangement Trustees to make a supplementary filing to the one dated August 16, 2015, identifying the parties to whom such request was addressed, which filing was made on the above mentioned date. On September 7, 2015 the court dismissed the Arrangement Trustees' filing for failure to submit the supplementary filing requested by the competent court on August 31, 2015.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

44.	Subsequent Events (continued)

On August 17, 2015, the Arrangement Trustees submitted to IDBD, its Board of Directors, Dolphin and ETH (among others) and alternative scheme to the one proposed by Dolphin on May 27, 2015 as part of Dolphin’s and ETH’s obligations under the Tender Offer (the “Trustees' Proposal”) which was filed with the competent court. The Trustees’ Proposal provided as follows:

-
Replacement of the obligation to carry out Tender Offers for a total of NIS 512 million with the obligation by Dolphin and ETH (and/or their related parties) to inject NIS 512 million in IDBD against the issuance of bonds. The NIS 512 million would be injected in two tranches of NIS 256 million each (the “First Tranche” and the “Second Tranche”, respectively).

•
The First Tranche would be completed by December 31, 2015, and against its injection IDBD would issue in favor of such investors other than Dolphin, ETH and/or any of their related parties (the “Minority Investors”) bonds for a principal amount of NIS 256 million, by reopening Series 9 (“Series 9”), or by issuing a new series of bonds under terms and conditions replicating those of Series 9 (“IDBD’s New Bonds”).

•	The Second Tranche would be completed by January 31, 2016 and against its injection the Minority Investors would receive IDBD’s New Bonds for a principal amount of NIS 256 million.

•	Following the exercise of the First Tranche and Second Tranche, Minority Investors would deliver 64 million shares to the obligors under the Tender Offer.

•
In addition, on January 31, 2016, Dolphin and ETH (or any of their related parties) would purchase the remaining shares held by the Minority Investors for a total of NIS 90 million, payable on that same date.

-	If the sale of Clal is consummated, IDBD will carry out a partial bond repurchase offering at par value among all series of bonds.

-	The Trustees’ Proposal would be carried out before IDBD launches a new issuance of shares or rights or, alternatively, each new share or right issued would not be part of the proposal as submitted.

-	The Trustees’ Proposal has not been already approved by the Minority Investors; and such approval would be sought after the proposal is accepted by IDBD, Dolphin and ETH.

On August 30, 2015, IDBD sent a request on Dolphin and ETH for them to express their position on the Trustees’ Proposal, without setting a specific date for their response.

On September 3, 2015 Dolphin rejected the Trustees' Proposal and, therefore, it is not valid as of the date of issuance of these financial statements.

On August 19, 2015, the Arrangement Trustees filed with the competent court an application for it to order an attachment or lien on any funds receivable by ETH from Dolphin by operation of the BMBY clause, and for it to order the transfer of such funds to the Arrangement Trustees as security for the performance of ETH’s joint and several obligations under the Tender Offers.

On August 26, 2015, the Arrangement Trustees and ETH executed an agreement in connection with the item mentioned in the previous paragraph whereby it was agreed that the Arrangement Trustees would suspend the above mentioned application until the arbitration decision concerning the BMBY; to such end, ETH promised to give notice to the Arrangement Trustees as soon as the arbitrator rules on the subject. Notice has been given to the competent court of the referred agreement between ETH and the Arrangement Trustees.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

44.	Subsequent Events (continued)

On September 9, 2015, The Arrangement Trustees filed to the Tel Aviv District Court an amended application for instructions (the “Application of the Arrangement Trustees”), to which Dolphin, IFISA, ETH and others were added as parties, requesting the Court to instruct that: (i) IFISA is obligated to all the Investors' obligations under the Arrangement; (ii) the IDBD shares held by any entity controlled by Mr. Elsztain (including Dolphin) are not entitled to participate in the Tender Offers; and (iii) IDBD shares held by Mr. Elsztain and Mr Ben Moshe and/or by any other entity controlled by them, and were transferred or will be transferred to others, are also not entitled to participate in the Tender Offers.

On September 24, 2015, the arbitrator rendered an arbitration award concerning the BMBY process according to which Dolphin and IFISA are the buyers in the BMBY process, and ETH is the seller. ETH is committed to sell all the shares of the Company that it holds at the price proposed in the BMBY proposal (NIS 1.64 per share). Dolphin will pledge in favor of the Arrangement Trustees all the shares used as collateral for the performance of the Tender Offers, and Dolphin has to perform ETH’s obligations included in the Arrangement, including the commitment to carry out Tender Offers and the obligation to participate in rights offerings.

On October 11, 2015, the BMBY process concluded and IFISA purchased all ETH’s shares in IDBD (92,665,925 shares), at a price per share of NIS 1.64, for a total consideration of approximately NIS 152 million (equivalent to US$ 39.7 million as of the date of the transaction). Upon the closing of the transaction, all ETH’s directors in IDBD presented their irrevocable resignation to IDBD’s Board of Directors and the Shareholders Agreement automatically terminated in accordance with its terms. Furthermore, on the same date, Dolphin pledged additional shares as security of the performance of the Tender Offers, rising the number to 64,067,710 pledged shares.

On October 19, 2015, Dolphin and IFISA submitted their response to Court regarding the Application of the Arrangement Trustees in which, among other things, Dolphin clarified that as the offeror in the Tender Offers, it does not intent and will not participate as an offeree in the Tender Offers. Notwithstanding, according to  Dolphin’s position, it has the right to offer to any other shareholder of IDBD, including entities controlled by Eduardo S. Elsztain, to purchase shares within the Tender Offers and also to sell shares to third parties (including those controlled by Eduardo S. Elsztain), and the shares being sold are able to participate as offerees in the Tender Offers, without derogating from Dolphin’s undertakings according to which 106.6 million shares held by it will not participate in the Tender Offers, as long as they are held by entities controlled by Eduardo S. Elsztain).

On October 20, 2015, the Court decided to grant declaratory remedies requested in the Application of the Arrangement Trustees, according to which:

-	The shares held by Dolphin and any other company controlled by Eduardo S. Elsztain are not entitled to participate as offerees in the Tender Offers

-
the shares held or that were held by Dolphin and/or by companies controlled by Mr. Elsztain and which were transferred or will be transferred by them to other parties, will not be entitled to participate in the Tender Offers

-	These remedies will not apply to shares which were acquired from the minority shareholders within the framework of the trade in the stock exchange and which came into the possession of IFISA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

44.	Subsequent Events (continued)

On October 26, 2015, and following the court decision dated October 20,2015 and the declaratory remedies submitted Dolphin and IFISA have sent a letter that, according to their position, and as detailed in the letter: (a) The reservation prescribed by the court vis-à-vis the shares which were acquired from the minority shareholders in trading on the stock exchange and which came into the possession of IFISA, applies to the 127,441,396 shares of the Company held by IFISA and 131,600 shares of the Company held by Dolphin, which should be entitled to participate as offerees in the Tender Offers; and (b) with respect of the 51,760,322 additional shares of IDBD presently held by Dolphin, originating in acquisitions from minority shareholders in IDBD, DN and IFISA believe that, according to that state in the Court decision, these shares cannot participate as an offeree in the tender offers, so long as they are held by Dolphin, however Dolphin is not estopped from selling these shares to any third parties, and that in such a case, that third party shall have the right to participate in the Tender Offers for these shares.

On October 29, 2015, the Arrangement Trustees filed an urgent application for a contempt of court order against Dolphin and IFISA and to enforce them to follow the court's instructions of October 20, 2015, alleging that the letter of Dolphin and IFISA, published by IDBD on October 27, 2015, which informed of the quantity of shares purchased from the minority shareholders within the framework of the trade in the stock exchange is contrary to the court's decision and thus Dolphin and IFISA are acting in contempt of court. The Arrangement Trustees further argued that since Dolphin and IFISA are ignoring the court's decision and since the damage to the public, including to the Arrangement creditors, accumulating daily, the court is requested to impose a fine, in a material amount set by the court, for each day that they ignore the court decision and as long as they do not take action that the Company will amend its reports so that they reflect the court decision. According the court's decision dated October 30, 2015, Dolphin and IFISA are requested to submit their response within three days.

On October 29, 2015, Dolphin and IFISA filed an appeal to the Supreme Court, with respect to the court decision of October 20, 2015, also requesting to hold an urgent hearing on the appeal. The hearing on the appeal was scheduled for December 16, 2015.

On November 2, 2015, Dolphin and IFISA submitted their response to the Application for Contempt, requesting court to dismiss the application as the Contempt of Court Ordinance does not apply to declaratory remedies and as Dolphin and IFISA did not violate any court order.

On November 4, 2015, the Arrangement Trustees filed a rejoinder to Dolphin´s and IFISA's response to the Application for Contempt, requesting the Court to clarify that the Reservation (as defined below) determined in the Court's decision dated October 20, 2015 shall apply exclusively in the case the following conditions apply:: (1) that the shares were acquired in the market from the public; (2) the acquisition was made within the framework of trading on the TASE; and (3): that the shares are currently held by IFISA; accordingly, the Court was requested to clarify that the Dolphin´s and IFISA's position as filed in the letter dated October 26, 2015 is not and cannot be the correct interpretation of the Judgment.

On November 4, 2015, Dolphin and IFISA filed their response to the rejoinder of the Arrangement Trustees, requesting the Court to dismiss the Arrangement Trustees' request to clarify the judgment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

44.	Subsequent Events (continued)

On November 5, 2015, the Court decided to deny the Application for Contempt filed by Arrangement Trustees. However, the Court stated that Dolphin and IFISA's interpretation of the Reservation in the Decision dated October 20, 2015, within Dolphin and IFISA's letter, stand in contradiction insofar as with regard to the scope of the Reservation.

On November 5, 2015, the Arrangement Trustees sent a letter to Dolphin and IFISA, demanding them, in light of the Court's decision of the same day, to amend Dolphin and IFISA's letter and to inform the Securities Authority and IDBD that all the tender offers will be addressed to the minority shareholders of IDBD and that Dolphin and/or IFISA and any corporation under the control of Mr. Elsztain, will not be offerees in the tender offers and that every share which will be transferred by them to third party, if transferred, will also not be entitled to be an offeree in the tender offer.

On November 5, 2015, the Arrangement Trustees sent a letter to IDBD, demanding it, in light of the Court's decision of the same day, to amend Dolphin and IFISA's letter and to inform the public and the Securities Authority immediately that Dolphin and IFISA's Letter as published by  IDBD, is inconsistent with the court's decision and that all the shares held by Dolphin and IFISA or any corporation within the Elsztain Group or which shall be purchased from those corporations, shall not carry a right to participate in the tender offers as an offeree.

On November 10, 2015, following the request of the ISA to IDBD, IDBD approached Dolphin and IFISA in order to obtain their position with regard to the amount of shares held by corporations controlled by Mr. Eduardo Sergio Elsztain and which are entitled to participate in the Tender Offers according to the Reservation in the Court's decision dated October 20, 2015 (the "First Decision"; the "Reservation") and following the Court's decision dated November 5, 2015 (the "Second Decision"). In response to this request, Dolphin and IFISA notified IDBD that their position, as expressed in Dolphin and IFISA's letter, remains unchanged.

On November 10, 2015, Dolphin and IFISA filed an application to the Supreme Court to schedule the hearing on the appeal, which was scheduled for December 16, 2015, to an earlier date, due to the fact that Dolphin has to publish a Tender Offer by December 31, 2015, in order to have a high level of certainty regarding the legal situation as soon as possible.

On November 12, 2015, IDBD reported that, at its request, Dolphin extended the validity of its commitment with regard to the public offering so that it will be performed no later than November 17, 2015 (instead of the original date of November 15, 2015), which was further extended until December 1, 2015. There is no certainty at this time for the execution of the offering or to its terms. In addition, IDBD was notified by Dolphin, that discussions are being held between Dolphin and the Arrangement Trustees for a potential amendment to the Arrangement with regard to the Tender Offers. IDBD further reported that the Arrangement Trustees sent a letter stating that the amendments to the Arrangement regarding the Tender Offers are not acceptable for the bondholders, and that the bondholders may convoke a bondholders´ meeting to discuss such issues if IDBD´s Board of Directors do not disapprove such proposal.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

44.	Subsequent Events (continued)

The Company is assessing its defense strategy, as well as the impact of the closing of the BMBY process with IFISA as the purchaser of the shares of IDBD held by Extra.

On November 11, the lock-up under the TASE regulations expired, and therefore there are no shares restricted under this item as of the date of issuance of these financial statements.

Condor

On July 23, 2015, RES, IRSA and Condor entered into an agreement in relation to a potential exchange of preferred shares Series A, Series B and Series C for ordinary shares.

RES has accepted that, if Condor gets acceptance of at least 80% of the preferred shares Series A and B, then RES will convert pro rata its convertible preferred shares Series C.

The agreement specifies that the conversion price for preferred shares A and B into ordinary shares is US$ 2.3254 per share, while the price for Series C is US$ 1.60 per share. Furthermore, in consideration for cumulative unpaid dividends, holders of such shares will receive an amount of additional ordinary shares at a share price of US$ 2.3254.

The agreement further provides that, if the exchange is carried out, Condor’s bylaws will be amended upon prior approval of shareholders in order to:

•	eliminate the limitation that bans RES from holding more than 34% of issued and outstanding ordinary shares;
•	eliminate the obligation to exchange preferred shares Series B if a person or group holds more than 35% of voting shares of Condor; and
•	Authorize the issuance of non-voting ordinary shares.

As regards warrants previously issued to RES, 50% would be extended till January 31, 2018, and the other 50% until January 31, 2019.

RES would receive a combination of voting and non-voting shares so that its voting power in no event exceeds 49%.

On August 31, the exchange process was extended until October 12, 2015.

On September 2015, Condor terminated its offer to exchange preferred shares to common and cancelled its special meeting of shareholders scheduled for October 8, 2015 to obtain shareholder approvals to the conditions of the exchange offer.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
BancoHipotecario S.A.

We have audited the accompanying consolidated balance sheets of BancoHipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2015 and 2014 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2015. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BancoHipotecario S.A. and its subsidiaries at June 30, 2015 and 2014, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2015 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

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

Buenos Aires, Argentina
August 7, 2015, except for notes 34 and 36 as to which the date is November 17, 2015

Price Waterhouse & Co. S.R.L.

By:	/s/ Marcelo Trama
Name Marcelo Trama
Title Partner

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As of June 30, 2015 and 2014
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2015		2014
ASSETS

Cash and due from banks	Ps.	492,233	Ps.	610,106
Banks and correspondents		2,709,342		2,398,062
		3,201,575		3,008,168

Government and corporate securities (Note 4)		5,271,583		3,395,192

Loans (Note 5)
Mortgage loans		2,413,401		2,197,336
Credit card loans		8,500,601		5,950,266
Other loans		8,334,879		7,277,967
		19,248,881		15,425,569
Plus: Accrued interest receivable		218,089		150,676
Less: Allowance for loan losses (Note 6)		(433,825)		(356,267)
		19,033,145		15,219,978

Other receivables from financial transactions (Note 7)
Collateral receivable under repurchase agreements		35,621		60,196
Amounts receivable under derivative financial instruments		4,785		45,817
Loans in trust pending securitization		10,301		10,776
Amounts receivable under reverse repurchase agreements of government and corporate securities		94,597		498,000
Other (Note 7)		3,247,013		1,961,678
		3,392,317		2,576,467
Plus: Accrued interest receivable		8,440		8,165
Less: Allowance for Other receivables from financial transactions		(22,611)		(11,189)
		3,378,146		2,573,443

Assets under financial leases		125,461		71,907

Investments in other companies		70,806		19,241

Miscellaneous receivables (Note 8)		1,559,217		1,117,890

Bank premises and equipment (Note 9)		186,320		150,489

Miscellaneous assets (Note 10)		60,413		50,483

Intangible assets (Note 11)		426,148		244,540

Items pending allocation		8,542		4,254

Total Assets	Ps.	33,321,356	Ps.	25,855,585

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET – (Continued)
As of June 30, 2015 and 2014
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2015	2014

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits
Checking accounts	Ps. 3,151,296	Ps. 2,800,899
Saving accounts	2,953,065	1,662,444
Time deposits	11,898,186	9,049,574
Other deposit accounts	188,604	178,426
	18,191,151	13,691,343
Plus: Accrued interest payable	237,680	215,811
	18,428,831	13,907,154
Other liabilities from financial transactions
Other banks and international entities (Note 14)	297,357	558,449
Bonds (Note 15)	4,926,694	3,501,712
Argentine Central Bank	115	81
Amounts payable under derivative financial instruments	334,874	300,099
Borrowings under repurchase agreements collateralized by government securities	93,660	384,117
Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities (Note 13)	34,481	140,804
Other	1,867,191	1,083,892
	7,554,372	5,969,154
Plus: Accrued interest payable	135,471	97,156
	7,689,843	6,066,310

Miscellaneous liabilities
Taxes	326,154	352,988
Sundry creditors (Note 20)	1,468,191	724,210
Other (Note 20)	272,415	178,649
	2,066,760	1,255,847

Reserve for contingencies (Note 12)	221,950	152,789

Subordinated bonds (Note 16)	100,452	-

Items pending allocation	44,847	208,293

Non-controlling interest	67,957	59,849

Total Liabilities	28,620,640	21,650,242

SHAREHOLDERS' EQUITY

Common stock	1,463,365	1,463,365
Treasury stock	54,149	54,149
Paid in capital	834	834
Inflation adjustment on common stock	699,601	699,601
Reserves	1,842,198	1,292,226
Retained earnings	640,569	695,168
Total Shareholders' Equity	4,700,716	4,205,343
Total Liabilities and Shareholders' Equity	Ps. 33,321,356	Ps. 25,855,585

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the twelve-month periods ended June 30, 2015, 2014 and 2013
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2015		2014		2013
Financial income
Interest on loans and other receivables from financial transactions	Ps.	4,326,324	Ps.	3,779,073	Ps.	1,961,272
Income from government and corporate securities.		1,191,396		904,985		456,004
Other		6,250		12,186		6,906
		5,523,970		4,696,244		2,424,182
Financial expenses
Interest on deposits and other liabilities from financial transactions		2,801,201		2,063,512		1,120,480
Contributions and taxes on financial income		442,814		339,676		163,794
		3,244,015		2,403,188		1,284,274

Gross brokerage margin	Ps.	2,279,955	Ps.	2,293,056	Ps.	1,139,908

Provision for loan losses (Note 6)		375,270		303,348		233,376
Income from services
Insurance premiums		1,255,436		895,129		417,368
Commissions (Note 21)		1,295,325		866,616		670,213
Other (Note 21)		733,262		356,153		307,398
		3,284,023		2,117,898		1,394,979
Expenses for services
Insurance claims		149,871		174,715		57,583
Commissions (Note 21)		540,542		446,257		194,064
Contributions and taxes on income from services		78,457		61,666		39,261
		768,870		682,638		290,908
Administrative expenses
Salaries and social security contributions		1,775,548		1,284,840		844,965
Advertising expenses		179,542		118,277		88,538
Value added tax and other taxes		167,249		113,917		115,353
Directors’ and Syndics’ fees		65,788		71,027		31,774
Fees for administrative services		406,690		258,668		189,428
Maintenance and repairs		96,821		53,981		37,186
Electricity and communications		116,907		71,942		56,515
Depreciation of bank premises and equipment		35,267		20,992		15,830
Rent		97,482		69,774		49,895
Other		425,595		277,361		182,718
		3,366,889		2,340,779		1,612,202

Net income from financial transactions	Ps.	1,052,949	Ps.	1,084,189	Ps.	398,401

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME – (Continued)
For the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2015		2014		2013

Miscellaneous income
Penalty interest		86,874		59,281		54,833
Loans recoveries		171,781		82,104		100,834
Other (Note 22)		58,875		47,543		37,755
		317,530		188,928		193,422
Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables		132,614		67,564		31,058
Other (Note 22)		336,720		220,430		130,966
		469,334		287,994		162,024

Income before income taxes and Non-controlling interest	Ps.	901,145	Ps.	985,123	Ps.	429,799

Income taxes (Note 24)		377,613		369,127		76,529
Non-controlling interest		13,658		11,031		(14,148)
Net income for the period	Ps.	537,190	Ps.	627,027	Ps.	339,122

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

									Reserves
	Common stock (Note 26)		Paid in capital (Note 26)		Treasury stock (Note 26)		Inflation adjustment of common stock (Note 26)		Legal (Note 26)		Voluntary (Note 26)		Retained earnings		Total shareholders' equity
Balance as of June 30, 2012	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	526,828	Ps.	367,601	Ps.	256,816	Ps.	3,369,194

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 04/13/11. Approval of BCRA on 09/20/12		-		-		-		-		-		-		(100,000)		(100,000)

Net income for the period		-		-		-		-		-		-		339,122		339,122

Balance as of June 30, 2013	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	526,828	Ps.	367,601	Ps.	495,938	Ps.	3,608,316

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 08/23/13		-		-		-		-		68,721		244,886		(343,607)		(30,000)

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 04/24/14		-		-		-		-		84,190		-		(84,190)		-

Net income for the period		-		-		-		-		-		-		627,027		627,027

Balance as of June 30, 2014	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	679,739	Ps.	612,487	Ps.	695,168	Ps.	4,205,343

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 04/24/14. Approval of BCRA on 12/23/14		-		-		-		-		-		-		(41,817)		(41,817)

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 03/21/15.		-		-		-		-		109,994		439,978		(549,972)		-

Net income for the period		-		-		-		-		-		-		537,190		537,190

Balance as of June 30, 2015	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	789,733	Ps.	1,052,465	Ps.	640,569	Ps.	4,700,716

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2015, 2014 and 2013
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2015		2014		2013
Cash flows from operating activities:
Net income	Ps.	537,190	Ps.	627,027	Ps.	339,122
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals		258,567		273,423		163,600
Net gain on investment government securities		(179,430)		(89,484)		(8,802)
Gain / (loss) on derivative financial instruments		(63)		-		(46)
Depreciation and amortization		114,799		66,103		39,152
Net gain on sale of premises and equipment and miscellaneous assets		(578)		(2,944)		(1,160)
Net Indexing (CER and CVS) and interest of loans and deposits incurred but not paid		(177,558)		(19,112)		(127,277)
Non-controlling interest		(13,658)		(11,031)		14,148
Net change in trading securities		1,269,136		(858,189)		907,867
Net change in other assets		(2,850,499)		(661,376)		(136,396)
Net change in other liabilities		1,179,439		1,391,036		(482,324)
Net cash (used in) operating activities		137,345		715,453		707,884

Cash flows from investing activities:
(Increase)/Decrease in loans, net		(4,502,150)		(5,780,425)		(2,692,773)
Proceeds from securitization of consumer loans		401,331		749,589		380,415
Proceeds from maturities of available for sale securities		808,876		81,100		345,961
Purchases of investments in other companies		(45,000)		(10,013)		(5,012)
Proceeds from sales, net of payments for purchases, of available for sale securities		(2,082,693)		(1,166,729)		25,697
Proceeds from sale of premises and equipment		8,491		1,874		1,029
Purchases of premises and equipment, miscellaneous and intangible assets		(350,659)		(212,026)		(117,240)
Net cash provided by investing activities		(5,761,804)		(6,336,630)		(2,061,923)

Cash flows from financing activities:
Increase in deposits, net		4,499,808		4,792,123		2,093,107
Principal payments on bonds, notes, and other debts		(626,754)		(853,108)		(584,601)
Proceeds from issuance of bonds, notes and other debts		1,934,019		1,435,183		653,781
Payments of debt issuance cost		(19,406)		(12,855)		(8,425)
Distribution of dividends		(41,817)		(29,968)		(99,895)
(Decrease)/Increase in borrowings, net		(23,518)		806,185		89,175
Net cash provided by financing activities		5,722,332		6,137,560		2,143,142

Net increase/(decrease) in cash and cash equivalents		97,873		516,383		789,103
Cash and cash equivalents at the beginning of the period		3,008,168		2,217,327		1,352,474
Effect of foreign exchange changes on cash and cash equivalents		95,534		274,458		75,750
Cash and cash equivalents at the end of the period	Ps.	3,201,575	Ps.	3,008,168	Ps.	2,217,327

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	2,525,829	Ps.	1,555,976	Ps.	939,573
Cash paid for presumptive minimum income tax and income tax.		343,504		113,576		71,481
Non-cash transactions involving securitizations		151,576		165,249		87,925

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

c. Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2015 and 2014 are as follows:

	June 30,
Issuing Company	2015	2014
BHN Sociedad de Inversión Sociedad Anónima	99.99%	99.99%
BHN Seguros Generales Sociedad Anónima	99.99%	99.99%
BHN Vida Sociedad Anónima	99.99%	99.99%
BACS Banco de Crédito y Securitización Sociedad Anónima	87.50%	87.50%
BACS Administradora de activos S.A. S.G.F.C.I.	85.00%	85.00%
Tarshop S.A. (*)	80.00%	80.00%
BH Valores SA	100.00%	100.00%

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(*) On October 22, 2014, the Board of Directors of Banco Hipotecario S.A. unanimously approved an irrevocable capital contribution to Tarshop S.A. in the amount of Ps. 110,000 to be made by shareholders Banco Hipotecario S.A. and IRSA Propiedades Comerciales S.A. pro rata of their shareholdings so that Tarshop S.A. should have sufficient resources for its operational activities and to be able to execute its 2015 Business Plan. On December 15, 2014, the General and Extraordinary Shareholder's Meeting unanimously approved such capitalization

All significant intercompany accounts and transactions have been eliminated in consolidation.

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

2.1. Foreign Currency Assets and Liabilities

US dollar assets and liabilities have been valued at the rate of exchange between the peso and the US dollar published by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the US dollar were converted into the latter currency using the swap rates communicated by the Argentine Central Bank’s operations desk, in force at the close of operations on the last business day of the fiscal period end.

Foreign currency transactions net gains or losses are recorded within “Financial income” or “Financial expenses” in the accompanying unaudited consolidated statements of income.

2.2. Interest accruals and adjustments of principal amounts (CER and CVS)

Interest accruals were determined using the exponential method for all lending and certain borrowing transactions in local and foreign currency, and interest accruals for loans overdue more than ninety days were discontinued.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Adjustments of principal amounts from application of the CER (Reference Stabilization Index), and CVS were accrued as established by Argentine Central Bank regulations, and interest accruals on loans overdue more than ninety days were discontinued.

2.3. Government and Corporate Securities

Securities classified as "Holdings booked at fair market value", "Investment in listed corporate securities" and "Securities issued by the BCRA" with volatility published by the BCRA, have been valued at period-end or year-end market quotation.

As of June 30, 2015, the Bank maintains in its portfolio overdue income coupons from the DICY and PARY bonds to be collected.

Securities classified as “Holdings booked at cost plus return” and “Securities issued by the BCRA” with no volatility published by the BCRA or with volatility but which the Entity decides to book under the first category, have been valued at their acquisition cost subject to an exponential increase based on the internal rate of return, net of contra accounts, if applicable.

2.4. Loans

The portfolio of performing loans and loans due ninety days or less has been valued in terms of the principal amounts actually lent, plus capitalized interest, net of principal amortization collected and debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Other loans to the public sector:

i) those loans were valued at cost plus return, taking as cost their book value as of December 31, 2010.

ii) those originally granted in foreign currency have been converted into Ps. at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt.

Loans to the non-financial private sector originally granted in foreign currency have been converted into pesos at the exchange rate of $1.00 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER and CVS have been applied to the amount of those loans and maximum rates have been established, depending on the borrower.

2.5. Other receivables for financial transactions

The individual mortgage loans the trustee ownership of which was transferred by the Bank and recorded in this caption have been valued and converted into pesos following the criterion described in points 2.2. and 2.4.

The rights arising from currency swap transactions have been valued at the quotation of that currency following the criterion described in point 2.1.

The financial trust participation certificates have been valued according to the equity method of accounting. Financial trust debt securities have been stated at cost plus return, index-adjusted by applying the CER to the appropriate instruments.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The interest rate swap transactions carried out for the purposes of hedging assets and liabilities with fixed and floating rates have been valued in accordance with the unsettled balances of agreed upon lending and borrowing interests rates.

Interest rate swaps for agreed-upon fixed rate have been valued in accordance with the balances pending settlement. Futures transactions agreed upon that are mainly closed as hedging for the position in foreign currency have been valued in accordance with the balances pending settlement. Changes in these values, for all derivative instruments, are recognized as a gain or loss under the caption “Financial Income – Interest on loans and other receivables from financial transactions” or “Financial Expenses – Interest on deposits and other liabilities from financial transactions”, respectively.

Unlisted negotiable obligations have been valued at acquisition cost exponentially increased according to the internal rate of return.

Securities issued by the BCRA and government securities held as collateral for OTC transactions are valued as explained in item 2.3 of this note.

Repo transactions are carried at the value originally agreed upon, plus accrued premiums.

2.6. Receivables for financial leases

Receivables for financial leases are carried at the current value of the periodic installments and the residual value previously agreed upon, calculated as per the conditions set forth in the respective lease agreements, applying the internal rate of return and net of allowances for loan losses.

2.7. Investments in Other Companies

Permanent equity investments in companies where corporate decision are not influenced, are accounted for the lower of cost and the equity method. As of June 30, 2015 and December 31, 2014 these investments were recorded at cost.

This caption mainly includes the equity investments held in: Mercado Abierto Electrónico Sociedad Anónima, ACH Sociedad Anónima, Mercado de Valores de Buenos Aires Sociedad Anónima, and SUPER–CARD S.A..

Additionally the Bank has participations as protecting partner in mutual guarantee companies and has made contributions to the companies’ risk fund. These companies are: Confederar NEA S.G.R., Don Mario S.G.R., Los Grobos S.G.R. and Intergarantías S.G.R.

2.8. Miscellaneous receivables

Miscellaneous receivables have been valued at the amounts actually transacted, plus interest accrued and net of allowances for loan losses or impairment, if applicable.

2.9. Bank Premises and Equipment and Miscellaneous Assets

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

2.10. Intangible Assets, Net

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

2.11 Housing, life and unemployment insurance premiums in lending transactions and other transactions originated in its capacity of insurer, in accordance with the franchise granted by the privatization law

The Bank's policy is to recognize the premium income when the corresponding loan installment accrues, except for those loans that are more than ninety days in arrears, and allocate the expenditures for claims to the net income/(loss) for the year in which they occur.

The Bank has set up an insurance claim reserve for Ps.1,181 as of June 30, 2015 and 2014, which is shown in the "Provisions" caption under Liabilities.

2.12. Deposits

Deposits have been valued at their placement value, plus adjustments from application of the CER and accrued interest, where applicable. The fixed return on each transaction is accrued on an exponential basis, while the variable return on time deposits adjusted by applying the CER and included in "Investment Accounts" is accrued at the pro rata agreed upon rate of return based on the improvement in the price of the financial asset or financial asset indicator, between the time the transaction is arranged and the end of the month.

2.13. Other liabilities from financial transactions

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Unsubordinated negotiable obligations have been valued at their residual value plus accrued interest.

Foreign currency-denominated obligations under swap transactions carried out as a hedge have been converted into Argentine pesos according to the criterion described in note 2.1.

The interest rate swap transactions carried out for the purposes of hedging assets and liabilities with fixed and floating rates have been valued in accordance with the unsettled balances of agreed upon lending and borrowing interests rates. In addition, following a prudent criterion, the Bank creates provisions for these transactions when the value stated above exceeds its fair value.

Interest rate swaps for agreed-upon fixed rate have been valued in accordance with the balances pending settlement of the agreed-upon lending and borrowing interest rates.

2.14. Miscellaneous liabilities

They are valued at the amounts actually transacted, plus accrued interest as of fiscal period or year end.

2.15. Provisions

The Bank estimates contingencies and records them in Provisions, under Liabilities, if applicable according to the estimated likelihood of occurrence. These provisions cover various items, such as insurance risk, provisions for lawsuits, provisions for taxes, other contingencies, etc..

In addition, the Bank has created the allowance required under Communication “A” 5689 issued by the Argentine Central Bank in order to provide for the total amount of administrative and/or disciplinary sanctions and criminal penalties supported by first instance rulings, applied or pursued by the Argentine Central Bank, the Financial Information Unit, the Argentine Securities Commission and the Argentine Superintendence of Insurance.

2.16. Dismissal indemnities

The Bank does not set up any provisions to cover the risk of dismissal indemnities involving the staff. The disbursements in respect thereof are charged to the results for the period or year in which they occur.

2.17. Personnel benefits

The Bank has set up provisions for its employees' retirement plans.

2.18. Subordinated Bonds

Subordinated negotiable obligations have been recorded at their residual value plus interests accrued.

2.19. Non-controlling interest

The breakdown of supplementary equity interests recorded in “Non-controlling interest” in the accompanying consolidated balance sheets is as follows:

	June 30,
	2015		2014

BACS Banco de Crédito y Securitización S.A.	Ps.	32,536	Ps.	28,383
BHN Sociedad de Inversión S.A.		74		63
Tarshop S.A.		35,347		31,403
Total	Ps.	67,957	Ps.	59,849

2.20. Income Tax

Pursuant to Article 28 of Law 24855, Banco Hipotecario Sociedad Anónima is subject to income tax, except for all the housing loan transactions carried out prior to October 23, 1997, date of registration of its by-laws with the Superintendence of Corporations.

The Bank charges to income and sets up a provision under Liabilities for the income tax determined on its taxable transactions in the fiscal year in which those transactions are carried out.

The Bank recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year at the statutory tax rates. For all the periods contemplated in these financial statements, the corporate tax rate was 35%. Under Argentine Banking GAAP the Bank does not recognize deferred income taxes.

2.21. Minimum notional income tax

In view of the option granted by the BCRA by means of Communication "A" 4295, as of June 30, 2015 the Bank capitalized as a minimum notional income tax credit the tax amount paid in fiscal year 2012, on the basis of projections prepared and the possibility of recovering it and raising allowances when appropriate.

2.22. Shareholders' Equity

a.	Capital stock, treasury shares, non-capitalized contributions, reserves, and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been stated in the currency values prevailing at that date, following the method mentioned in this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period or year to which they correspond. The balances of the Shareholders’ Equity accounts as of June 30, 2015 have been restated up to February 28, 2003 as explained in the third paragraph. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments". The issued treasury shares added due to the termination of Total Return Swap transaction are carried at nominal value.

b.	Results:

Income and expenses have been recognized against the results for the fiscal year, regardless of whether they have been collected or paid.

The preparation of the financial statements requires that the Bank’s Board of Directors perform estimates affecting assets and liabilities, the net income/ (loss) for the fiscal period or year and the determination of contingent assets and liabilities at the date thereof, such as allowances for loan losses and impairment, the recoverable value of assets and provisions. Since these estimates involve value judgments regarding the probability of occurrence of future events, the actual net income/ (loss) may differ from the estimated amount and thus generate losses or profits affecting subsequent periods or years. All legal and regulatory rules in force at the date of presentation of these financial statements have been considered.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The financial statement figures for the previous fiscal period or year, presented for comparative purposes, include certain reclassifications and adjustments that contemplate specific disclosure criteria so as to present them on a consistent basis with those of the current fiscal period or year.

2.23. Statements of Cash Flows

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the BCRA, but in accordance with the presentation requirements of ASC 230.

For purposes of reporting cash flows, “Cash and cash equivalents” include “Cash and due from banks”.

2.24. Use of Estimates

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

3. Restricted Assets

Certain of the Bank's assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2015		2014
Banco Hipotecario S.A.
Securities issued by the BCRA as collateral for OCT transactions	Ps.	70,464	Ps.	-
Government securities as collateral for OCT transactions		40,200		275,370
Deposits in pesos as collateral for visa credit card transactions		117,723		59,610
Securities issued by the BCRA as collateral for the custody of securities		162,759		-
Government securities as collateral for the custody of securities.		-		173,600
Deposits in pesos and in U$S as collateral for leases		754		1,028
	Ps.	391,900	Ps.	509,608

Tarshop S.A.
Deposits in pesos and in U$S as collateral for leases	Ps.	505	Ps.	497
Certificates of participation in Financial Trusts granted as commercial pledge for a loan received		32,203		32,202
Time deposits pledged for tax obligations arising from Financial Trusts		4,891		3,736
Deposits in pesos related to Financial Trusts transactions		16,182		24,542
Receivable in trust to secure a syndicated loan received		-		83,229
Deposits in pesos as collateral for visa credit card transactions		512		-
Government securities as collateral for visa credit card transactions		1,038		-
	Ps.	55,331	Ps.	144,206

BACS Banco de Crédito y Securitización S.A.
Deposits in pesos as collateral for repurchase agreements	Ps.	-	Ps.	4,170
	Ps.	-	Ps.	4,170

BH Valores S.A.
Mercado de Valores de Buenos Aires SA’s share pledged on behalf of Chubb Argentina de Seguros SA.	Ps.	4,000	Ps.	4,000

Total	Ps.	451,231	Ps.	661,984

4. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2015		2014
Holding booked at fair value
Government securities in pesos	Ps.	1,581,383	Ps.	439,798
Government securities in US$		340,053		844,014
Bills issued by Provincial Governments in US$		297,137		-
Bills issued by Provincial Governments in pesos		7,133		-
	Ps.	2,225,706	Ps.	1,283,812

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Holding booked at cost plus return
Government securities in pesos	Ps.	-	Ps.	29,275
Bills issued by Provincial Governments in pesos		66,916		-
Bills issued by Provincial Governments in US$		125,862		39,573
	Ps.	192,778	Ps.	68,848

Investment in listed corporate securities
Corporate securities denominated in pesos	Ps.	430,855	Ps.	345,565
	Ps.	430,855	Ps.	345,565

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA	Ps.	672,239	Ps.	354,542
Unquoted bills and notes issued by the BCRA		1,750,005		1,342,425
	Ps.	2,422,244	Ps.	1,696,967

Total	Ps.	5,271,583	Ps.	3,395,192

As of June 30, 2015, several bonds sold under repurchase agreements amounted to Ps. 9,624 and were recorded under the caption “Other Receivables from Financial Transactions”.

The bank recorded in their financial statements income from government and corporate securities for an amount of Ps. 1,191,396 and Ps. 904,985 as of June 30, 2015 and 2014, respectively.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June,
	2015		2014

Non-financial public sector	Ps.	89,132	Ps.	129,023
Financial sector		348,549		373,078
Non-financial private sector
With preferred guarantees (a)		2,413,401		2,197,328
Without preferred guarantees
Personal loans		2,650,127		2,040,282
Credit Card Loans		8,500,601		5,950,266
Overdraft facilities		685,978		1,139,629
Other loans (b)		4,561,093		3,595,963
Accrued interest receivable		218,089		150,676
Reserve for loan losses (see note 6)		(433,825)		(356,267)
Total	Ps.	19,033,145	Ps.	15,219,978
______________
(a)	Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.
(b)	Comprised of:

	June 30,
	2015		2014

Short term loans in pesos	Ps.	2,729,892	Ps.	2,256,595
Short term loans in US dollars		692,190		693,809
Loans for the financing of manufacturers		61,234		24,805
Export prefinancing		406,621		278,720
Other loans		671,156		342,034
Total	Ps.	4,561,093	Ps.	3,595,963

6. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

	June 30,
	2015		2014

Balance at beginning of period	Ps.	356,267	Ps.	296,633
Provision charged to income		375,270		303,348
Loans charged off		(297,712)		(243,714)
Balance at end of period	Ps.	433,825	Ps.	356,267

7. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2015		2014
Preferred guarantees, including deposits with the
Argentine Central Bank	Ps.	434,689	Ps.	507,836
Unsecured guarantees (a)		2,966,068		2,076,796
Subtotal		3,400,757		2,584,632
Less: Allowance for losses		(22,611)		(11,189)
Total	Ps.	3,378,146	Ps.	2,573,443

(a) Includes Ps. 4,785 and Ps. 45,817 of Amounts receivable under derivative financial instruments, as of June 30, 2015 and 2014, respectively, and Ps. 35,621 and Ps. 60,196 of Amounts receivable under repurchase agreements, as of June 30, 2015 and 2014, respectively.

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2015		2014

Subordinated bonds (a)	Ps.	1,452,436	Ps.	424,548
Certificates of participation (see note 19)		388,250		330,855
Bonds held in the Bank’s portfolio (b)		-		46,036
Bonds unquoted		192,621		333,330
Collateral for OTC transactions		114,034		275,370
Amounts receivable from spot and forward sales pending settlement		524,785		202,617
Other		574,887		348,922
Total	Ps.	3,247,013	Ps.	1,961,678

(a)  Includes Ps. 269,243 and Ps. 268,111 of debt securities related to securitizations made by the bank and described in note 19, as of June 30, 2015 and 2014, respectively.
(b) The Bank carries some of its negotiable obligations as of June 30, 2014.

8. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:

	June 30,
	2015		2014

Withholdings, credits and prepaid income tax	Ps.	33,812	Ps.	21,569
Recoverable expenses, taxes, and advances to third parties		60,935		58,414
Attachments for non-restructured ON		7,526		8,703
Guarantee deposit (*)		171,891		179,296
Guarantee deposit for credit card transactions		117,723		59,610
Presumptive minimum income – Credit tax (see note 25)		61,561		183,668
Receivables from master servicing activities		787		899
Other Directors fees		13,749		11,323
Loans to Bank staff		179,588		178,260
Other		925,623		430,126
Subtotal		1,573,195		1,131,868
Less: Allowance for collection risks		(13,978)		(13,978)
Total	Ps.	1,559,217	Ps.	1,117,890

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(*) As of June 30, 2015 and 2014 includes Ps. 162,759 and Ps. 173,600 as collateral for the custody of securities.

9. Bank Premises and Equipment

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2015		2014

Land and buildings	Ps.	117,090	Ps.	117,090
Furniture and fixtures		63,915		49,421
Machinery and equipment		185,369		145,416
Other		40,106		25,007
Accumulated depreciation		(220,160)		(186,445)
Total	Ps.	186,320	Ps.	150,489

10. Miscellaneous assets

Miscellaneous assets consist of the following as of the end of each period:

	June 30,
	2015		2014

Properties held for sale	Ps.	33,587	Ps.	30,297
Assets leased to others		22,656		19,947
Stationery and supplies		23,349		18,244
Other		1,688		2,164
Accumulated depreciation		(20,867)		(20,169)
Total	Ps.	60,413	Ps.	50,483

11. Intangible Assets

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2015		2014

Third parties fees, re-engineering, restructuring and capitalized software costs	Ps.	131,714	Ps.	79,064
Goodwill (*)		18,508		21,938
Mortgage loan origination expenses related to Pro.Cre.Ar (see note 31)		275,926		143,538
Total	Ps.	426,148	Ps.	244,540

(*) Goodwill is mainly related to the acquisition of Tarshop, which has been allocated to the Credit card segment - Tarshop.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

12.	Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2015		2014

Legal Contingencies (a)	Ps.	78,863	Ps.	79,559
Incurred but not reported and pending insurance claims (b)		1,181		1,181
Contingency risks		112,043		47,292
Tax Provision		11,401		11,912
Bonds subject to lawsuits (c)		14,290		12,845
Allowance for administrative-disciplinary-criminal penalties (d).		4,172		-
Total	Ps.	221,950	Ps.	152,789

(a) Includes legal contingencies and expected legal fees.
(b) As of June 30, 2015 and 2014, it is composed of: Debts to insured for Ps. 1,181 (outstanding claims for Ps. 559 and IBNR for Ps. 622).
(c) Includes negotiable obligations past due whose holders did not enter to the comprehensive financial debt restructuring which ended on January, 2004.

(d) Includes a charge relating to a sanction for Ps. 4,040 imposed on BHSA by the Superintendent of Financial and Foreign Exchange Institutions through Resolution No. 685 in connection with the Financial Summary Proceedings No. 1320 (Note 30). At the close of these Financial Statements, this amount was deposited as resolved by the Executive Committee and the Bank’s Board of Directors.

13. Other Liabilities from Financial Transactions - Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities

The amounts outstanding corresponding to the Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities, as of the end of the twelve-month periods are as follows:

	June 30,
	2015		2014

Reverse repurchase agreements collateralized by securities issued by the BCRA (*)	Ps.	11,114	Ps.	13,078
Reverse repurchase agreements collateralized by other government securities (*)		23,367		127,726
Total	Ps.	34,481	Ps.	140,804

(*) The transactions’ maturity date is July, 2015.

14.	Other Liabilities from Financial Transactions - Other Banks and International Entities

The breakdown of the bank debt is as follows:

Description	Average Annual interest rate	Average Maturity date	2015		2014

Interbank loans in pesos	23.02%	August, 2015	Ps.	297,357	Ps.	558,449
Total			Ps.	297,357	Ps.	558,449

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

15. Other Liabilities from Financial Transactions – Negotiable obligations

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

					June 30,
	Issue date	Maturity date	2015	Annual interest rate		2014
Banco Hipotecario S.A.
Series 5 (US$ 250,000 thousand)	04/27/06	04/27/16	a	9.750%	1,914,484	1,709,848
Series IX (Ps. 258,997)	04/25/13	01/25/15	b/c	Badlar +280bp	-	202,413
Series X (Ps. 34,523)	08/14/13	08/09/14	a	22.0%	-	32,465
Series XI (Ps. 146,137)	08/14/13	05/14/15	b/c	Badlar +375bp	-	130,998
Series XII (US$. 44,508 thousand)	08/14/13	08/14/17	a	3.95%	358,989	361,970
Series XIII (Ps. 55,510)	11/11/13	11/06/14	a	23.50%	-	55,510
Series XIV (Ps. 115,400)	11/11/13	11/11/15	b/c	Badlar +375bp	115,400	115,400
Series XV (Ps. 12,340)	01/31/14	01/26/15	a	27.00%	-	12,340
Series XVI (Ps. 89,683)	01/31/14	01/31/16	b/c	Badlar +425bp	89,683	89,683
Series XVIII (Ps. 20,046)	05/16/14	02/16/15	a	27.0%	-	20,046
Series XIX (Ps. 275,830)	05/16/14	11/16/15	b/c	Badlar +375bp	275,830	270,001
Series XXI (Ps. 222,345)	07/30/14	01/30/16	b/c	Badlar +275bp	222,345	-
Series XXII (Ps. 253,152)	11/05/14	08/05/15	b/d	LEBACx0.95	253,152	-
Series XXIII (Ps. 119,386)	11/05/14	05/08/16	b/c	Badlar +325bp	119,386	-
Series XXIV (Ps. 27,505)	02/05/15	01/31/16	b	LEBACx0.95	27,505	-
Series XXV (Ps. 308,300)	02/05/15	08/05/16	a/b	Mixed (e)	298,496	-
Series XXVII (Ps. 281,740)	05/22/15	11/22/16	a/b	Mixed (e)	260,096	-

Tarshop S.A.
Series VIII (Ps. 79,589)	01/28/13	07/30/14	b/c	Badlar+445bp	-	74,007
Series X (Ps. 72,592)	05/23/13	11/23/14	b/c	Badlar+475bp	-	70,532
Series XI (Ps. 10,837)	05/23/13	05/23/16	b/c	Badlar+580bp	10,775	9,729
Series XII (Ps. 83,588)	08/09/13	08/09/15	a	15.0%	83,112	74,822
Series XIV (Ps. 30,245)	04/21/14	01/21/15	a	30.0%	-	28,442
Series XV (Ps. 119,755)	04/21/14	10/21/15	b/c	Badlar+490bp	113,967	117,203
Series XVII (Ps. 41,066)	11/26/14	08/26/15	b/d	LEBACx0.95	40,832	-
Series XVIII (Ps. 69,291)	11/26/14	05/26/16	b/c	Badlar+425bp	68,896	-
Series XIX (Ps. 6,314)	11/26/14	11/26/17	b/c	Badlar+525bp	6,280	-
Series XX (Ps. 69,100)	04/24/15	01/24/16	a	27.5%	68,707	-
Series XXI (Ps. 80,500)v	04/24/14	10/24/16	a	28.5%	80,043	-

BACS Banco de Crédito y Securitización S.A.
Series I (Ps. 130,435)	02/19/14	08/19/15	b/c	Badlar+450bp	130,435	126,303
Series III (Ps. 132,726)	08/19/14	05/19/16	b/c	Badlar +275bp	132,726	-
Series IV (Ps. 105,555)	11/21/14	08/21/16	b/c	Badlar +350bp	105,555	-
Series V (Ps. 150,000)	04/17/15	01/17/17	a/b	Mixed (d)	150,000	-

					4,926,694	3,501,712

(a) Fixed interest rate
(b) Variable interest rate.
(c) As of June 30, 2015 Badlar rate was 20.81%
(d) As of June 30, 2015 LEBAC rate was 26.04%
(e) Fixed rate on the first nine months (between 27.48% and 28.0%) and variable interest rate of Badlar+450bps from that moment on.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The contractual maturities of the negotiable obligations are as follows as of June 30, 2015:

June 30, 2016	Ps.	3,667,236
June 30, 2017		900,469
June 30, 2018		358,989
Thereafter		-
Total	Ps.	4,926,694

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

On February 11, 2015 the Bank’s Board of Directors approved the increase in the Program amount for up to US Dollars seven hundred million (US$ 700,000,000) or its equivalent in pesos.

On May 6, 2015, the Bank’s Board of Directors approved the increase in the Program amount for up to US dollars eight hundred million (US$ 800,000,000) or its equivalent in pesos.

16. Subordinated Negotiable obligations

At the Extraordinary General Shareholders’ Meeting of BACS Banco de Crédito y Securitización  S.A., dated December 12, 2013, the issuance of Convertible Subordinated Negotiable Obligations through private offering was approved for an amount of up to Ps.100,000.

On June 22, 2015, BACS issued negotiable obligations that are convertible into the Company’s ordinary and book-entry shares for a principal amount of Ps.100,000.

The private offering of the convertible negotiable obligations was solely addressed to the Company’s shareholders. As of June 30, 2015, IRSA Inversiones y Representaciones Sociedad Anónima subscribed all the convertible negotiable obligations.

17. Level I American Depositary Receipts Program

On March 27, 2006 the US Securities and Exchange Commission (SEC) has made effective the Level I American Depositary Receipts, “ADR” program.

This program allows foreign investors to buy the Bank’s stock through the secondary market where ADRs are traded freely within the United States. The Bank of New York has been appointed as depositary institution.

18. Derivative Financial Instruments

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

under the captions “Financial Income – Interest on loans and other receivables from financial transactions” or: “Financial Expenses – Interest on deposits and other liabilities from financial transactions”, respectively, in the Consolidated Statement of Income.

The following are the derivative financial instruments outstanding as of June 30, 2015 and 2014:

Type of Contract	Notional amount		Net Book Value Asset/(Liabilities)		Fair Value
	2015	2014	2015	2014	2015	2014

Forwards (1)(a)	-	427,849	-	34,670	-	33,794
Futures (2)
Purchases (a)	2,405,951	3,540,782	(505)	(1,145)	(505)	(1,145)
Sales (a)	(1,519,307)	2,456,907
Interest rate swaps (3)(b)	30,000	-	63	-	63	-
			(442)	33,525	(442)	32,649

(a)	Underlying: Foreign currency.
(b)	Underlying: Interest rate.

1.
Forwards: US dollar forward transactions have been carried out, the settlement of which, in general, is made without delivery of the underlying asset but by means of the payment in Pesos of currency differences. These transactions were performed mainly as hedge for foreign currency positions. Transactions with settlement in Pesos were made upon maturity.

For these transactions, as of June 30, 2015 and 2014 the Bank has recognized losses for Ps. 34,646 and Ps. 12,593, respectively.

2.
Futures: Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. These transactions were performed as hedge for foreign currency position. Settlement is carried on a daily basis for the difference.

For these transactions, as of June 30, 2015 and 2014, the Bank has recognized losses for Ps.51,899 and gains for Ps. 657,996, respectively.

3.
On February 18, 2015, OTC Transactions – Badlar rate swaps for agreed upon fixed interest rate were conducted. These are settled by paying the difference in Pesos. Income has been accounted for in the amount of Ps. 391 as of June 30, 2015.

19. Securitization of mortgage loans, consumer loans and credit card loans

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

Tarshop SA has created several financial trusts under its securitization program (“Valores Fiduciarios Tarjeta Shopping – Global program”) destined to assure its long-term financing accessing directly to the capital market. The assets included in the trusts relate to credit card coupons and advances in cash. The table below presents the trusts issued and outstanding as of June 30, 2015:

	Debt Securities		Certificates of Participation	Total

Series LXXVIII– Issued on 01.22.14
Face value in Ps.	153,087		49,100	202,187
Estimated Maturity Date	06.05.2015		06.05.2015

Series LXXIX– Issued on 03.18.14
Face value in Ps.	151,750		49,659	201,409
Estimated Maturity Date	08.05.2015		08.05.2015

Series LXXXI– Issued on 10.17.14
Face value in Ps.	81,450		28,231	109,681
Estimated Maturity Date	09.10.2015		09.10.2015

Series LXXXII– Issued on 01.19.15
Face value in Ps.	87,450		33,489	120,939
Estimated Maturity Date	03.07.2016		03.07.2016

Series LXXXIII– Issued on 05.27.15		I
Face value in Ps.	111,222		42,591	153,813
Estimated Maturity Date	08.05.2016		08.05.2016

Series LXXXIV– Privately issued on 03.15.15
Face value in Ps.	61,273		23,829	85,102
Estimated Maturity Date	09.15.2016		09.15.2016

Series LXXXV– Privately issued on 06.15.15
Face value in Ps.	60,265		23,436	83,701
Estimated Maturity Date	12.15.2016		12.15.2016

BACS Banco de Crédito y Securitización S.A. (BACS) has created separate trusts which have personal loans, primary originated by cooperatives and later acquired by BACS, as assets. The mentioned trusts have been issued under the “Fideicomisos Financieros BACS – Global program" for the securitization for a face value up to Ps. 300,000. As of June 30, 2015 and 2014 there are no trusts outstanding.

As of June 30, 2015 and 2014, the Bank held in its portfolio the following securities corresponding to the abovementioned trusts:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2015		2014

Class B debt securities – BHN II	Ps.	7,000	Ps.	-
Class B debt securities – BHN III		7,203		7,203
Class B debt securities – BHN IV		79,351		79,351
Class A debt securities – BHN IV		44		45
Class A debt securities – CHA VI to CHA XIV		75,417		53,549
Class A debt securities – BACS I		20,234		20,234
Class B debt securities – BACS I		1,081		1,081
Debt securities – BACS III		15,768		18,107
Debt securities – Tarshop Series LXXV		-		88,541
Debt securities – Tarshop Series LXXIX		2,042		-
Debt securities – Tarshop Series LXXXII		7,198		-
Debt securities – Tarshop Series LXXXIII		13,530		-
Debt securities – Tarshop Series LXXXIV		20,927		-
Debt securities – Tarshop Series LXXXV		19,448		-
Subtotal	Ps.	269,243	Ps.	268,111

	June 30,
	2015		2014

Certificates of participation – BHN II	Ps.	41,722	Ps.	41,722
Certificates of participation – BHN III		14,970		14,970
Certificates of participation – CHA VI		13,592		13,708
Certificates of participation – CHA VII		953		4,427
Certificates of participation – CHA VIII		-		2,769
Certificates of participation – CHA IX		10,677		11,493
Certificates of participation – CHA X		26,085		24,908
Certificates of participation – CHA XI		14,488		14,613
Certificates of participation – CHA XII		18,298		19,198
Certificates of participation – CHA XIII		5,330		5,985
Certificates of participation – CHA XIV		5,401		6,404
Certificates of participation – BHSA I		9,192		7,013
Certificates of participation – BACS III		1,003		1,003
Certificates of Participation – Tarshop Series LXXIV		-		15,844
Certificates of Participation – Tarshop Series LXXV		-		25,282
Certificates of Participation – Tarshop Series LXXVI		-		21,779
Certificates of Participation – Tarshop Series LXXVII		-		30,996
Certificates of Participation – Tarshop Series LXXVIII		-		39,885
Certificates of Participation – Tarshop Series LXXIX		48,523		12,065
Certificates of Participation – Tarshop Series LXXX		47,053		16,791
Certificates of Participation – Tarshop Series LXXXI		23,782		-
Certificates of Participation – Tarshop Series LXXXII		24,551		-
Certificates of Participation – Tarshop Series LXXXIII		34,032		-
Certificates of Participation – Tarshop Series LXXXIV		23,486		-
Certificates of Participation – Tarshop Series LXXXV		25,112		-
Subtotal	Ps.	388,250	Ps.	330,855
Total	Ps.	657,493	Ps.	598,966

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

20. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2015		2014
Sundry creditors:
Accrued fees and expenses payable	Ps.	1,291,772	Ps.	655,475
Summary proceedings in financial matters N° 1320 (*)		53,632		-
Unallocated collections		9,464		14,845
Withholdings and taxes payable		96,350		39,347
Other		16,973		14,543
Total	Ps.	1,468,191	Ps.	724,210

(*) At the close of these Financial Statements, the Bank’s Board of Directors granted its approval to the actions undertaken by the Executive Committee concerning the deposit of the penalties imposed on directors, former directors, managers, former managers and statutory auditors and the fact that such amounts were charged against the statement of income in the framework of Financial Summary Proceedings No. 1320 (Note 30).

	June 30,
	2015		2014
Other:
Directors and Syndics accrued fees payable	Ps.	47,829	Ps.	38,145
Payroll withholdings and contributions		91,217		51,898
Gratifications		68,810		39,166
Salaries and social securities		64,559		49,440
Total	Ps.	272,415	Ps.	178,649

21. Income from Services and Expenses on Services

Income from Services

Commissions earned consist of the following for each period:

	June 30,
	2015		2014		2013

Loan servicing fees from third parties	Ps.	37,240	Ps.	30,854	Ps.	26,548
Commissions from FONAVI		-		-		11,361
Commissions for credit cards		1,048,855		705,143		555,128
Other		209,230		130,619		77,176
Total	Ps.	1,295,325	Ps.	866,616	Ps.	670,213

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Other income from services is comprised of the following for each period:

	June 30,
	2015		2014		2013

Reimbursement of loan expenses paid by third parties	Ps.	19,547	Ps.	37,289	Ps.	68,731
Income from services from PROCREAR (note 31)		106,619		30,947		9,863
Other (*)		607,096		287,917		228,804
Total	Ps.	733,262	Ps.	356,153	Ps.	307,398

(*)For the twelve-month periods ended June 30, 2015, 2014 and 2013, includes Ps. 525,516, Ps. 235,379 and Ps. 191,680, respectively, related to other income services granted by Tarshop.

Expenses on Services

Commissions expensed consist of the following for each period:

		June 30,
		2015		2014		2013
Structuring and underwriting fees	Ps.	16,466	Ps.	14,254	Ps.	8,200
Retail bank originations		7,690		6,327		1,958
Collections		181		159		158
Aerolíneas Argentinas co-branding		27,329		11,398		469
Services on loans		452,188		373,412		154,930
Commissions paid to real estate agents		36,688		40,707		28,349
Total	Ps.	540,542	Ps.	446,257	Ps.	194,064

22. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous income is comprised of the following for each period:

	June 30,
	2015		2014		2013

Income on operations with premises and equipment and miscellaneous assets	Ps.	578	Ps.	2,944	Ps.	1,158
Rental income		2,267		2,290		1,603
Interest on loans to bank staff		31,447		26,601		20,668
Income from equity investments		6,641		-		-
Other		17,942		15,708		14,326
Total	Ps.	58,875	Ps.	47,543	Ps.	37,755

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2015		2014		2013

Depreciation of miscellaneous assets	Ps.	340	Ps.	388	Ps.	350
Gross revenue tax		7,126		4,395		2,445
Other taxes		117,464		78,784		23,835
Debit card discounts		20,624		14,285		12,052
Credit card and others discounts		40,577		43,422		55,130
Benefits prepayments		9,268		6,008		4,166
Donations		39,842		24,325		18,048
Amortization of goodwill		3,430		3,430		3,429
Payment Summary proceedings in financial matters N° 1320 (*)		53,632		-		-
Other		44,417		45,393		11,511
Total	Ps.	336,720	Ps.	220,430	Ps.	130,966

 (*)At the close of these Financial Statements, the Bank’s Board of Directors granted its approval to the actions undertaken by the Executive Committee concerning the deposit of the penalties imposed on directors, former directors, managers, former managers and statutory auditors and the fact that such amounts were charged against the statement of income in the framework of the Financial Summary Proceedings No. 1320 (Note 30).

23. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks	732,799	18,561	5	751,365
Government and corporate securities	797,684	-	-	797,684
Loans	1,223,758	-	-	1,223,758
Other receivables from financial transactions	471,249	-	-	471,249
Miscellaneous receivables	28,059	30	-	28,089
Total as of June 30, 2015	3,253,549	18,591	5	3,272,145
Total as of June 30, 2014	3,888,459	19,472	5	3,907,936

Liabilities:
Deposits	609,328	-	-	609,328
Other liabilities from financial transactions	2,470,533	101,460	-	2,571,993
Miscellaneous liabilities	2,286	12	-	2,298
Items pending allocation	177	18	-	195
Total as of June 30, 2015	3,082,324	101,490	-	3,183,814
Total as of June 30, 2014	3,448,283	55,890	-	3,504,173

24. Income Tax

In accordance with Section 28 of Law 24,855, Banco Hipotecario Sociedad Anónima is subject to income tax, except with respect to housing loan transactions made before October 23, 1997, the date of registration of its bylaws with the Superintendency of Corporations.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank records the charges to income, when applicable, and a provision in its liabilities for the tax applicable to its taxable transactions in the fiscal year to which they refer.

As of December 31, 2014 and 2013, the Bank estimated income tax by applying the 35% tax rate to its taxable income. The amount determined as income tax was charged against income for the fiscal period under “Income Tax”. The provision for income tax is recorded under “Miscellaneous Liabilities – Other”.

The Bank has a tax net operating loss carry forward of Ps. 56,690 and Ps. 87,692 at June 30, 2015 and 2014, respectively.

25. Presumptive Minimum Income Tax

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

As of June 30, 2015 the Bank recorded the Ps. 61,561 tax credit.

26. Shareholders' Equity

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

As of June 30, 2015, the Bank's capital stock consists of:

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
Argentine government (through FFFRI) (b)	A	668,711,843	44.6%	1 vote
Banco Nación, as trustee for the Bank's Programa de Propiedad Participada (a)	B	57,009,279	3.8%	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.0%	1 vote
Public investors (c) (d)	D	699,278,878	46.6%	3 votes
		1,500,000,000	100.0%
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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(b)	become Class D shares. The shares allocated to the Bank’s current employees are designated as Class B shares, representing the PPP.

(c)
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

(d)
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

(e)
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

The General Ordinary Shareholders’ Meeting held on April 24, 2013 resolved to allocate 35,100,000 Class D shares held by the Bank to a compensation program for the personnel under the terms of Section 67 of Law 26831. This decision is pending approval of CNV.

On April 24, 2014 the General Ordinary Shareholders’ Meeting acknowledged the incentive or compensation program described in the preceding paragraph and its extension to the personnel

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

On April 24, 2014, the Ordinary General Shareholders’ Meeting resolved to distribute the income for the year ended on December 31, 2013 as follows: Ps. 84,190, to be applied to the legal reserve; Ps. 42,000, to be paid out as cash dividends on ordinary shares; and Ps. 294,760 to be maintained as retained earnings. Through Note 314/43/14 dated December 23, 2014, the Argentine Central Bank authorized the Bank to distribute cash dividends for Ps. 42,000. At its meeting dated January 7, 2015, the Board of Directors of Banco Hipotecario S.A. resolved that these dividends should be made available to the shareholders as of January 16, 2015.

27. Employee Benefit Plan

The Bank is obligated to make employer contributions to the National Pension Plan System determined on the basis of the total monthly payroll. These expenses are recorded in “Salaries and social security contributions” under the “Administrative expenses” caption in the accompanying consolidated statements of income.

28. Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business the Bank is party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk in addition to amounts recognized in the balance sheets. These financial instruments include commitments to extend credit.

	June 30,
	2015		2014
Commitments to extend credit
Mortgage loans and other loans (a)	Ps.	291,342	Ps.	132,180
Credit card loans (b)		14,049,429		11,913,152
Clearing items in process (c)		137,944		163,304
Other guarantees (d)		57,739		46,646

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

(d)	Mainly includes the amounts given as collateral for transactions held by customers.

29. Adoption of International Financial Reporting Standards

By virtue of its General Resolution No. 562, the Argentine Securities Commission (CNV) has decided to enforce the provisions under the Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) that adopts the International Financial Reporting Standards (IFRS) for all the companies overseen by CNV as from the fiscal years beginning on January 1, 2012.

The Bank is not obligated to apply these standards insofar as the CNV has excluded all the entities for which CNV is empowered to accept the accounting criteria laid down by other regulatory and/or oversight authorities (financial institutions, insurance companies, etc.) from using the IFRS.

On February 12, 2014, BCRA issued its Communication “A” 5541 whereby it provides a roadmap to convergence between the informational and accounting regime and IFRS. Pursuant to this Communication, the entities and institutions must start to account for their financial transactions and changes in accordance with the rules issued by BCRA following the above-mentioned convergence regime as from the fiscal years beginning on January 1, 2018. This roadmap includes the following steps:

• First half of 2015
Financial institutions must prepare and file their own convergence plan and provide the name of the compliance officer appointed to such end.

Disclosure of guidelines to be observed by institutions regarding reconciliations are to be filed with the BCRA.

• Second half of 2015
The institutions shall file with the BCRA, together with the financial statements as of the fiscal year’s closing date, a reconciliation of the main asset, liability and shareholders’ equity captions with the amounts that would result from applying the rules issued by the BCRA under the scope of the IFRS convergence process. This information shall include a special report by the independent auditor and will be used exclusively by the BCRA for supervision and regulation purposes, and will qualify as non-public. Institutions shall report on the degree of progress made in the IFRS Convergence Plan.

• Year 2016
According to the method and frequency established in due course, institutions shall continue to report to the BCRA the degree of progress made by them in the IFRS convergence process. In addition, they shall continue to disclose in their published financial statements that they are progressing in the IFRS Convergence Plan. There will be an issuance of a CONAU Circular to communicate the new Minimum Accounts Plan and Form of Financial Statements (New Informational and Accounting Regime for Quarterly / Annual Publication).

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

· Year 2017
As of January 1, 2017, institutions shall prepare the opening financial statements that will serve as basis for preparing their comparative financial statements. In each quarterly statement, they shall include a reconciliation of the main asset, liability and shareholders’ equity captions and results with the amounts that would result from applying the rules issued by the BCRA under the scope of the IFRS convergence process. Such reconciliations shall be supported by a special report by the independent auditor. The quantitative information and the degree of progress of the IFRS Convergence Plan will be disclosed in a note to the published financial statements.

• Year 2018
As from the financial statements starting on January 1, 2018, financial institutions shall be required to record their transactions and equity changes in accordance with the rules issued by the BCRA under the IFRS convergence process. Therefore, as from the closing of the first quarter, they shall prepare and submit their published financial statements according to the above mentioned rules; the independent auditor shall issue an opinion thereon and such financial statements will be the ones used by the institutions for all legal and corporate purposes.

On March 31, 2015 the Bank’s Board of Directors has approved (i) the Implementation Plan for Convergence towards the International Financial Reporting Standards dictated by the Communication “A” 5541 for Financial Entities subject to supervision of the BCRA; and (ii) the designation of the coordinators which will have the obligation to inform the Board of Directors the status and degree of progress of the project.

The plan contains the creation of a work team; coordination with the management of the related companies in which permanent investments are held, controlled companies or companies in which significant influence is exercised; design and communication of a training plan; identifying impacts on operations and the information to be submitted that requires the implementation of specific actions (adapting information systems, internal control, etc.).

Half-yearly reports must be made to the BCRA, showing the progress made in the Implementation Plan. The first due date of this presentation operated on September 30, 2015. Each half-yearly report shall include a report issued by the Internal Audit Department.

30. Commencement of summary proceedings

I – Pending Summary Proceedings:

1.
       On September 13, 2013, the Bank was notified of Resolution No. 611 handed down by the Superintendent of Financial and Foreign Exchange Institutions, whereby it ordered to commence summary proceedings against the Bank and the manager Christian Giummarra and the former manager Aixa Manelli (Summary Proceedings No. 5469 on Foreign Exchange Matters) charging them with alleged violation of the foreign exchange laws in selling foreign currency to persons prohibited from trading foreign currency by the Argentine Central Bank. The cumulative amount derived from the alleged violation in the sale of foreign currency is around US$ 39.9 thousand and Euro 1.1 thousand. The relevant defenses and arguments have been filed and evidence has been offered in support of all the defendants subject to the summary proceedings. Due to its related subject matter, the record of this case was joined with Summary Proceedings No. 5529 on Foreign Exchange Matters (File 101,327/10). Therefore, its procedural status is described together with the latter.

2.
       On October 8, 2013, the Bank was notified of Resolution No. 720 handed down by the Superintendent of Financial and Foreign Exchange Institutions, ordering to commence summary proceedings against the Bank and its Organization and Procedures Manager, Mr. Christian Giummarra, and the former Systems Manager, Ms. Aixa Manelli (Summary

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Proceedings No. 5529 on Foreign Exchange Matters) in accordance with Section 8 of the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario) –as amended by Decree 480/95- charging them with alleged violation of the foreign exchange laws in selling foreign currency to persons prohibited from trading foreign currency by the Argentine Central Bank. The cumulative amount derived from the alleged violation in the sale of foreign currency is around US$ 86.4 thousand. The relevant defenses and arguments were filed and evidence was offered in support of all the defendants subject to the summary proceedings. The BCRA opened the discovery stage, and evidence was produced in due time. Once the discovery stage came to a conclusion, the attorneys submitted their closing arguments. The Argentine Central Bank now is expected to send the case file to the competent courts.

In the legal counsel’s opinion, at the current status of the proceedings, there are legal and factual arguments that generate reasonable expectations that the physical persons named defendants and Banco Hipotecario S.A. will be acquitted and that therefore, there are low chances that the Bank will be subject to the economic sanctions set forth by the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario). For such reason, no allowances have been created in this regard.

3.
On February 19, 2014, the Bank was notified of Resolution No. 209/13 handed down by the Chairman of the Financial Information Unit (UIF), whereby it ordered to commence summary proceedings against the Bank, its directors (Messrs. Eduardo S. Elsztain; Mario Blejer; Ernesto M. Viñes; Jacobo J. Dreizzen; Edgardo L. Fornero; Carlos B. Písula; Gabriel G. Reznik; Pablo D. Vergara del Carril; Mauricio E. Wior; Saul Zang); the Risk and Controlling Manager, Mr. Gustavo D. Efkhanian and the Manager of the Money Laundering Prevention and Control Unit Manager, Mr. Jorge Gimeno. In these proceedings, an investigation is made into the defendants’ liability for alleged violation of the provisions of Section 21 of Law 25,246, as amended, and Resolution UIF No. 228/2007 due to certain defaults detected by the BCRA in the inspection of the organization and in internal controls implemented for the prevention of money-laundering derived from illegal activities. On March 25, 2014, the relevant defenses and arguments were filed in support of the Bank and the individuals subject to the summary proceedings.

In the legal counsel’s opinion, at the current stage of the proceedings and based on the precedents existing at the UIF in connection with similar cases, it is estimated that there are chances of imposing an administrative penalty. For such reason, the bank has estimated allowances of Ps. 20.

4.
       On August 26, 2014, the Bank was notified of the Resolution passed by the Superintendent of Financial and Foreign Exchange Institutions No. 416 dated August 7, 2014 ordering the start of Summary Proceedings No. 5843 in the terms of Section 8 of the Foreign Exchange Criminal Regime Law No. 19,359 (as signed into law pursuant to Decree No. 480/95). In the above-mentioned summary proceedings, Banco Hipotecario, its directors (Messrs. Eduardo S. Elsztain; Jacobo J. Dreizzen; Edgardo L. Fornero; Carlos B. Písula; Gabriel G. Reznik; Pablo D. Vergara del Carril; Ernesto M. Viñes; Saul Zang; and Mauricio E. Wior)  and former directors (Ms. Clarisa D. Lifsic de Estol and Mr. Federico L. Bensadón), and two former managers (Messrs. Gabriel G. Saidón and Enrique L. Benitez), are charged with failure to comply with the rules disclosed by Communication “A” 3471 (paragraphs 2 and 3) and by Communication “A” 4805 (Paragraph 2.2.) due to certain transfers of currency made abroad between August and October 2008 to guarantee the “CER Swap Linked to PG08 and External Debt” swap transaction for a total of US$ 45,968 thousand, without the authorization of the Argentine Central Bank. BHSA has been allowed to review the proceedings (case file No. 100.308/10) which are being handled by the Argentine Central Bank’s Department of Foreign Exchange Contentious Matters. The relevant defenses and

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

arguments were filed in support of the subjects to the summary proceedings. The BCRA opened the discovery stage on March 16, 2015.

In the legal counsel’s opinion, at the current stage of the proceedings there are legal and factual arguments that generate reasonable expectations that the physical persons named defendants and Banco Hipotecario S.A. will be acquitted and that therefore, there are low chances that the Bank will be subject to the economic sanctions set forth by the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario). For such reason, no allowances have been created in this regard.

5.
On December 29, 2014, the Bank was notified of the Resolution passed by the Superintendent of Financial and Foreign Exchange Institutions No. 824 dated December 1, 2014 ordering the start of Summary Proceedings No. 6086 on Foreign Exchange Matters (File 101.534/11) against Banco Hipotecario S.A. and a former Manager (Mr. Gabriel Cambiasso) and five assistants (Claudio H. Martin; Daniel J. Sagray; Rubén E. Perón; Marcelo D. Buzetti and Pablo E. Pizarro) at the Cordoba Branch, in the terms of Section 8 of the Foreign Exchange Criminal Regime Law (as signed into law pursuant to Decree No. 480/95). In the above-mentioned summary proceedings, an investigation is made in connection with excesses in the limits for selling foreign currency to two entities in the City of Cordoba (for a combined amount of US$ 701,270), which allegedly violate the provisions of Communication “A” 5085, paragraph 4.2.1.

In the legal counsel’s opinion, at the current stage of the proceedings there are legal and factual arguments that generate reasonable expectations that the physical persons named defendants will be acquitted. For such reason, no allowances have been created in this regard.

6.
Banco de Crédito y Securitización S.A. has been notified of Resolution No. 738 dated October 22, 2013 (Summary Proceedings No. 1406/201 on Financial Matters, File 100,553/12) handed down by the BCRA’s Superintendent of Financial and Exchange Institutions, ordering to start summary proceedings against this Bank, its Chairman, Mr. Eduardo S. Elsztain, and the Vice-Chairman, Mr. Ernesto M. Viñes, due to the late filing of documentation related to the appointment of the Bank’s authorities. On November 8, 2013, the defenses in support of the Bank’s rights were filed, and the proceedings are pending an administrative decision by the BCRA.

In connection with these proceedings, the Company has deemed that there are low chances that the Bank be imposed any of the monetary sanctions contemplated by the Financial Institutions Law and applicable regulations issued by the BCRA. For such reason, no allowances have been recorded in the financial statements in this regard.

7.
On November 25, 2014, Tarshop S.A. was notified by the Financial Information Unit that summary proceedings had been filed, identified under Resolution No. 234/14, for potential formal violations derived from the alleged non-compliance with Section 21, paragraph a) of Law 25,246 and UIF Resolutions No. 27/11 and 2/12. Summonses were sent to the Company (Tarshop S.A.), its Compliance Officer (Mauricio Elías Wior) and the Directors then in office (Messrs. Eduardo Sergio Elsztain, Saúl Zang, Marcelo Gustavo Cufré and Fernando Sergio Rubín) for them to file their defenses. In the legal counsel’s opinion, at the current stage of the proceedings and based on the precedents existing at the UIF in similar cases, it is likely that a penalty be imposed under the scope of the administrative proceedings. For such reason, allowances have been recorded in this regard. In the framework of the summary proceedings described above, the evidence offered by the defendants in the summary proceedings was produced and the next stage is the submission of closing arguments.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

II –Summary Proceedings pending Court Decision

1.
On May 4, 2012 the Bank was notified of Resolution No. 186, dated April 25, 2012 issued by the Superintendent of Financial and Foreign Exchange Institutions whereby Summary Proceedings No. 4976 on Foreign Exchange Matters were commenced against the Bank, its directors  (Messrs. Eduardo S. Elsztain; Gabriel G. Reznik; Pablo D. Vergara del Carril; Ernesto M. Viñes; Saul Zang; Carlos B. Písula; Edgardo L. Fornero; Jacobo J. Dreizzen); former directors (Ms. Clarisa D. Lifsic de Estol; Messrs. Julio A. Macchi; Federico L. Bensadón; and Jorge M. Grouman) and the former Finance Manager Gabriel G. Saidón, under section 8 of the Foreign Exchange Criminal Regime Law (as signed into law by Decree No. 480/95).

In such proceedings, charges were pressed for alleged violations of the provisions of Communications “A” 3640, 3645, 4347 and supplementary rules, due to the acquisition of good delivery silver bars during the 2003-2006 period with funds arising from its General Exchange Position.

The defenses to which the Bank is entitled were raised in due time. Within the period granted to such end, the Bank and the other defendants produced the evidence previously offered. As soon as that stage in the procedure came to a conclusion, the counsel for the defense presented their closing arguments and in August 2014, the Argentine Central Bank sent the case file to the competent court (therefore, at present the case is being heard by the Court with Jurisdiction over Criminal Economic Matters No. 7 presided by Judge Juan Galvan Greenway).

In the legal counsel’s opinion, at the current status of the proceedings, there are legal and factual arguments that generate reasonable expectations that the physical persons named defendants and Banco Hipotecario S.A. will be acquitted and that therefore, there are low chances that the Bank will be subject to the economic sanctions set forth by the Foreign Exchange Criminal Regime Law (Ley de Régimen Penal Cambiario). For such reason, no allowances have been created in this regard.

2.
On October 7, 2014, BHSA was notified of Resolution No. 513 dated August 16, 2014 handed down by the Superintendent of Financial and Foreign Exchange Institutions in the summary proceedings in financial matters No. 1365 (on grounds of alleged failure to comply with the minimum requirements in terms of internal controls under Communication “A” 2525) whereby Banco Hipotecario S.A. was imposed a fine for Ps. 112 and its directors (Messrs. Pablo D. Vergara del Carril; Carlos B. Písula, Eduardo S. Elsztain, Jacobo J. Dreizzen, Gabriel G. Reznik; Edgardo L. Fornero; Ernesto M. Viñes; and Saul Zang) and former directors (Ms. Clarisa D. Lifsic de Estol and Messrs. Jorge L. March; and Federico L. Bensadón) were fined for different amounts.

As required by Section 42 of the Law of Financial Institutions, the fines were paid and the relevant appeal was lodged with the National Appellate Court with Federal Jurisdiction over Contentious and Administrative Matters against the above-mentioned resolution. The fine for Ps. 112 paid by the Bank was booked in an allowance.

3.
On October 31, 2014, BHSA was notified of Resolution No. 685 dated October 29, 2014 handed down by the Superintendent of Financial and Foreign Exchange Institutions in the summary proceedings in financial matters No. 1320 whereby the Bank and its authorities had been charged, on one hand, with the violation of the rules governing financial aid to the Non-Financial Public Sector, with excess over the limits of fractioned exposure to credit risk from the non-financial public sector, with excess in the allocation of assets to guarantee, with failure to satisfy minimum capital requirements and with objections against the accounting

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

treatment afforded to the “Cer Swap Linked to PG08 and External Debt” transaction and on the other hand, with delays in communicating the appointment of new directors and tardiness in the provision of documentation associated to the directors recently elected by the shareholders’ meetings.

Resolution No. 685 then fined Banco Hipotecario S.A. with Ps. 4,040 and also fined BHSA’s directors (Eduardo S. Elsztain; Jacobo J. Dreizzen; Carlos B. Písula; Edgardo L. Fornero; Gabriel G. Reznik; Pablo D. Vergara del Carril;  Ernesto M. Viñes; Saul Zang; Mauricio E. Wior), former directors (Clarisa D. Lifsic de Estol; Federico L. Bensadón; Jorge L. March and Jaime A. Grinberg), statutory auditors (Messrs. Ricardo Flammini; José D. Abelovich; Marcelo H. Fuxman; Alfredo H. Groppo; and Martín E. Scotto), the Area Manager Gustavo D. Efkhanian and former managers (Gabriel G. Saidón and Enrique L. Benitez) for an aggregate amount of Ps.51,581.8. Under this decision, former Statutory Auditor Ms. Silvana M. Gentile was acquitted.

On November 25, 2014, Banco Hipotecario and the other individuals affected by the adverse decision lodged an appeal under Section 42 of the Financial Institutions Law, that was sent by the BCRA to the National Appellate Court with Federal Jurisdiction over Contentious and Administrative Matters. Therefore, at present the case is being heard by Panel I of such Appellate Court. Moreover, on December 30, 2014, the Bank and the individuals against whom sanctions were imposed requested the levying of separate injunctions by such court against the enforcements pursued by the BCRA for collection of the fines.

Upon being notified of the resolution handed down on June 30 by the Appellate Court that denied the motion for injunction filed by the Bank and by the directors, managers and some of the statutory auditors and in order to prevent further conflicts and financial damage that could result from the actions to compel payment of fines, the Bank’s Executive Committee decided to apply the indemnity rules regarding directors, high ranking officers and statutory auditors, as an alternative for the amounts not covered by the D&O insurance policy approved by the Bank’s Board of Directors at its meetings held on August 2, 2002 and May 8, 2013, and resolved to deposit the amounts of the fines.

Such deposit, including the amount corresponding to the fine imposed on the Bank and the respective legal costs, totaled Ps. 57,671.9. Out this amount, Ps. 53,631.9 thousand were computed as losses for this period in the manner described in the Minutes of the Meeting held by Banco Hipotecario S.A.’s Executive Committee on July 2, 2015 and in the Minutes of the Board Meeting held on July 15, 2015, and Ps. 4,040 were covered by a provision made in the previous fiscal year.

This notwithstanding, in the brief filed with the court that is hearing the proceedings to compel payment it was sustained that the amounts deposited in the judicial accounts opened to such end were subject to attachment, and a petition was filed for the respective amounts to be invested in automatically renewable term deposits for 180 days in order to ensure the integrity of the funds until the Appellate Court with Federal Jurisdiction over Contentious and Administrative Matters hands down a decision on the appeal lodged against Resolution No. 685/14 of the Argentine Central Bank.

III – Summary Proceedings in which a Court Decision has been Rendered

Under Resolution No. 286 dated July 2, 2010, issued by the Superintendent of Financial and Foreign Exchange Institutions, summary proceedings were commenced against the Bank and its directors (Summary Proceedings No. 4364 on Foreign Exchange Matters) under section 8 of the Foreign Exchange Criminal Regime Law (as signed into law by Decree No. 480/95).

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Under the above-mentioned proceedings, charges were pressed for violation of certain provisions under Communications “A” 4087 and 4177 concerning early repayments of restructured external debt for US$ 91,420,135 and Euros 2,803,965 in the period February 2004 through June 2005. The relevant defenses and arguments in support of the Bank’s position were filed in due course. Within the period granted for the production of evidence, the Bank and the other defendants produced the evidence previously offered. As soon as that stage in the procedure came to a conclusion, the counsel for the defense presented their closing arguments and in August 2014, the Argentine Central Bank sent the case file to the competent court (Court with Jurisdiction over Criminal Economic Matters No. 5 presided by Judge Jorge Brugo).

Through his judgment dated December 12, 2014, the above mentioned Judge decided that Banco Hipotecario S.A. was exempt from liability and acquitted directors: Messrs. Eduardo S. Elsztain; Gabriel G. Reznik; Pablo Vergara del Carril; Ernesto M. Viñes; Carlos B. Písula;  Edgardo L. Fornero; Saúl Zang;  Jacobo J. Dreizzen; former directors: Ms. Clarisa D. Lifsic de Estol; and Messrs. Miguel A. Kiguel; Julio A. Macchi; Federico L. Bensadón; Guillermo H. Sorondo and Jorge Miguel Grouman; and the Area Manager Gustavo D. Efkhanian; Manager Daniel H. Fittipaldi; former general sub-manager Gustavo D. Chiera; former managers Gabriel G. Saidón; Carlos Gonzalez Pagano and Marcelo C. Icikson; and Mr. Miguel J. Diaz, named defendants to those proceedings.

In response to the appeal filed by the State Attorney against the judgment, Panel “A” of the Appellate Court with Jurisdiction over Criminal Economic Matters handed down a decision on July 17, 2015 confirming the appealed resolution to the extent that it acquits Banco Hipotecario S.A.,  Clarisa Lifsic de Estol, Eduardo S. Elsztain; Gabriel G. Reznik; Pablo Vergara del Carril; Ernesto M. Viñes; Carlos B. Písula;  Edgardo L. Fornero; Saúl Zang;  Jacobo J. Dreizzen; Miguel A. Kiguel; Julio A. Macchi; Federico L. Bensadón; Guillermo H. Sorondo and Jorge Miguel Grouman; Gustavo D. Efkhanian;  Daniel H. Fittipaldi; Gustavo D. Chiera;  Gabriel G. Saidón; Carlos Gonzalez Pagano; Marcelo C. Icikson; and Miguel J. Diaz without any award of costs.

31. Programa Crédito Argentino del Bicentenario para la Vivienda Única y Familiar (PROCREAR)

On June 12, 2012, the Argentine Executive Branch issued Decree No. 902 whereby it ordered the creation of a Public Fiduciary Fund referred to as Programa Crédito Argentino del Bicentenario para la Vivienda Única Familiar (Argentine Single Family Housing Program for the Bicentennial) (PROCREAR).

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

32. Capital Market Law

On December 27, 2012, the Capital Market Law No. 26,831 was promulgated, considering a comprehensive amendment to the public offering regime set forth by Law No. 17,811.

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

These regulations implement a register of agents that participate in the capital market. To take part in each of the activities regulated by this resolution, agents had to be entered in that register in such capacity by March 1, 2014.

For those agents who have applied for registration with the final registry before March 1, 2014 to comply with all the requirements, on February 7, 2014, the Argentine Securities Commission (CNV) extended the term until December 31, 2014. On June 23, 2014 we were notified by Mercado Abierto Electrónico S.A. that CNV mandated that the Agents registered with MAE S.A. who have proceedings underway before CNV for registration as Agent in any of the categories authorized by currently applicable rules and regulations may continue to do business normally up and until they start operating in the new Agent category as per the CNV rules (N.T.2013)

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In turn, pursuant to CNV Resolution No. 17,392 dated June 26, 2014, the Bank was registered with the Registry of Financial Trustees prescribed by Sections 6 and 7 of Chapter IV, Title V of the Rules, under No. 57. And, on September 19, 2014, pursuant to CNV Resolution No. 2122, the Bank has been registered as Settlement and Clearing Agent and Comprehensive Trading Agent No. 40.

Pursuant to the provisions of Section 45 of Law 26,831 and paragraph a), Section 20, Article VI, Chapter II, Title VII, and subsection j) of Section 7, Article IV, Chapter IV, Title V of Resolution No.622 of the CNV, it is made known that Banco Hipotecario’s minimum capital composed as required by the rules issued by the Argentine Central Bank exceeds the minimum amount required under such resolution. On the other hand, the Bank’s capital was duly paid in as of the closing of the period and the liquid balancing account is identified as BONAR 17 (Government security carried at fair market value).

On October 22, 2014, the Board of Directors of Mercado de Valores de Buenos Aires S.A. approved the registration of Banco Hipotecario S.A. in Mercado de Valores de Buenos Aires S.A.’s Registry of Agents as  Settlement and Clearing Agent and Trading Agent – Comprehensive (ALyC and AN as per the Spanish acronyms).

On December 23, 2014, BHSA was authorized to operate under the provisions of Merval Communication No. 15594.

Pursuant to CNV’s Resolution No. 17.338 dated April 24, 2014, BACS Banco de Crédito y Securitización S.A., was registered with the Registry of Financial Trustees prescribed by Sections 6 and 7 of Chapter IV, Title V of the Rules, under No. 55. And, on September 19, 2014, CNV communicated to BACS that in its capacity as Settlement and Clearing Agent - Comprehensive and Trading Agent the Bank has been assigned License No. 25. It must be noted that the composition of BACS’ equity as of the end of the period was correct and that the liquidity requirement takes the form of Peso-denominated Lebacs.

As of the date of these financial statements, BH Valores SA has been approved by CNV as a Settlement and Clearing Agent in its own name under Registration Number 189 in the terms of CNV’s General Resolution No. 622.

According to the minimum requirements laid down, BH Valores S.A.’s minimum shareholders’ equity exceeds the amount prescribed by CNV’s General Resolution No. 622 and its composition is correct. As to the liquidity requirements, they have been satisfied in the form of a deposit of the Government security called Bono de la Nación Argentina $ Badlar Privada + 200 bps. Vto. 2017, as discussed in Exhibit II to the Company’s financial statements.

In view of the latest tax, regulatory and operational developments that have modified BH Valores S.A.’s commercial strategy and decreased the competitive advantages of running such a business, the Board of Directors of BH Valores S.A. has, as of the date of these financial statements, decided to substantially diminish the volume of operations with an eye towards suspending the operations of BH Valores S.A. in the future to prevent two structures that are presently highly similar in terms of their functions and have been rendered redundant within the same conglomerate from overlapping.

33. Resolutions issued by the Argentine Central Bank

Credit Line for Productive Investments

Under Communication “A” 5319 dated July 5, 2012, the BCRA approved the implementation of a new credit line to be extended by financial institutions, intended to promote productive investments

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

consisting of the purchase of capital goods and the construction of the facilities necessary for producing goods and services. Generally, financial institutions accounting for more than 1% of the total deposits in the financial system and institutions operating as financial agents of the provinces are required to allocate to this new credit line 5% of the total amount of deposits from the private sector held as of June 2012. In all cases, 50% of the loan amounts must be granted to companies qualifying as SMEs.

Under successive BCRA communications, the quotas allocable by financial institutions under this line were expanded and supplemented semi-annually under similar conditions as those set forth in the previous paragraph, i.e., a minimum allocation of 5%/5.5% of the amount of deposits from the non-financial private sector, terms and conditions including interest rates ranging from 15/19% per annum and maturities of up to 36 months.

Under Communication “A” 5771, the BCRA resolved to extend the Credit Line for Productive Investments over the second half of 2015. Therefore, the financial institutions subject to the provisions of this circular must allocate to this credit line an amount of at least 7.50% of the non-financial private sector deposits in pesos, calculated taking into account the monthly average daily balances of May 2015. 100% of the quota must be granted to SMEs, excluding those engaged in financial intermediation and insurance services, or services related to gambling and betting activities. The loans must be fully agreed as of September 30, 2015, and may be disbursed in a single drawing until that date or on a staggered basis until June 30, 2016, in the latter case only when warranted due to the features of the project subject to financing. Moreover, as of September 30, 2015, the loans agreed should amount to at least 30% of the total amount of the second tranche of the 2015 Quota. The highest interest rate applicable in this tranche is a fixed nominal annual rate of 18% per annum for the first 36 months.

At the closing of these financial statements BHSA had recorded Ps. 870,718 as principal and interest under BHSA’s assets in connection with this credit line.

Compliance with rules on term deposits and investments. Conditions governing interest rates on term deposits

Pursuant to its Communication “A” 5781, the Argentine Central Bank raised the floor of the interest rates payable on term deposits and the maximum amount of the placements that may obtain such benefit. The rest of the transactions shall be agreed upon freely, that is, without the involvement of the Argentine Central Bank.

It has been determined that starting on July 27, 2015 the minimum rates on deposits shall be as follows:

 -  from 30 to 44 days: 23.58%
-  from 45 to 59 days: 24.10%
-  from 60 to 89 days: 25.13%
-  from 90 to 119 days: 25.61%
-  from 120 to 179 days: 25.87%

These minimum rates apply to all Peso-denominated term deposits of up to Ps.1,000.

Finally, the Argentine Central Bank provides that failure to comply with the minimum rate level shall result in an increase in minimum cash requirements in Pesos for an amount equivalent to all relevant term deposits for the month following that when the failure to comply takes place. No offsets among term deposits are allowed. In addition to the foregoing, summary proceedings shall

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

be commenced in accordance with the guidelines laid down by the Superintendent of Financial and Foreign Exchange Institutions.

Conditions applicable to benchmark interest rates for personal and pledge loans

Under Communication “A” 5590 dated June 10, 2014, the BCRA adopted a system of benchmark interest rates for personal and pledge loans to individuals not qualifying as SMEs and established a ceiling for these kinds of loans that may not exceed the product arising from multiplying the 90-day LEBACs’ cut-off interest rate by a multiplier ranging from 1.25 to 2.0, depending on the kind of loan and Bank Group. To this end, banks are divided into:

- Group I: financial institutions operating as financial agents of the national, provincial and/or municipal governments and/or other institutions accounting for at least 1% of the total deposits from the non-financial private sector; and
- Group II; the remaining institutions.

The BCRA publishes the “benchmark interest rate” to be applied by the financial institutions in each of these groups to each type of loans (personal loans, pledge loans and portfolio purchases). The rates applied by each institution to each loan within the lines mentioned above may not exceed the “benchmark interest rate” reported by the BCRA.

Protection granted to users of financial services

Under Communication “A” 5685 dated December 23, 2014, the BCRA ordered that any new commissions (commissions for new products and/or services intended to be marketed) and increases in commissions must obtain the BCRA’s previous authorization. Changes in charges shall be reported as well. In the case of basic financial products and/or services, the financial institutions and non-financial companies issuers of credit cards shall meet several requirements and procedures and submit various explanations upon applying for such authorization.

In addition,  Communication “A” 5715 dated February 13, 2015 imposes a new monthly reporting duty that requires disclosing the amounts of commissions and/or charges collected for each product or service offered to individuals in their capacities as final users and the number of transactions, movements or services rendered during the month.

Lastly, the Argentine Central Bank approved a new methodology to find a solution for the requests of increases in the commissions for financial services and products by the entities that provide them. This methodology includes both basic and non-basic services, except for high-end products, whose increases shall be vetoed if considered abusive. Increases in commissions shall be subject to a maximum 20 per cent limit for all types of services and products.

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

The following tables summarize the main reconciling items between Argentine GAAP and U.S. GAAP:

Reconciliation of net income:

		June 30,
		2015		2014	2013
Net income as reported under Argentine Banking GAAP		Ps.	537,190	627,027	339,122
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)		(19,325)	27,525	(29,863)
- Loan loss reserve	(b)		(30,703)	(29,677)	(25,253)
- Derivative financial instruments	(c)		876	(941)	(1,223)
- Government securities	(d)		18,230	(17,669)	12,727
- Provincial public debt	(e)		-	-	331
- Financial liabilities	(f)		2,709	4,136	3,154
- Securitizations	(g)		16,434	(10,725)	(17,512)
- Intangible assets
Software costs	(h)		(26,525)	(18,396)	(8,639)
Other intangible assets	(h)		(3,156)	(4,793)	(3,157)
Business combinations	(h)		991	989	991
- Impairment of fixed and foreclosed assets	(i)		944	983	932
- Vacation provision	(k)		(17,302)	(18,955)	(7,714)
- Insurance technical reserve	(l)		2,780	1,398	1,003
- Capitalization of interest cost	(m)		775	301	553
- Deferred income tax	(n)		44,673	55,122	(20,057)
- Non-Controlling interest	(j)		(13,658)	(11,031)	14,148
Net income in accordance with U.S. GAAP		Ps.	514,933	605,294	259,543
- Less Net (Gain) / Loss attributable to the Non-Controlling interest	(j)		4,369	10,284	(8,834)
Net income attributable to Controlling interest in accordance with U.S. GAAP		Ps.	519,302	615,578	250,709
Basic and diluted net income per share in accordance with U.S. GAAP			3.519	4.136	1.774
Average number of shares outstanding (in thousands)			1,463,365	1,463,365	1,463,365

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of shareholders’ equity

		June 30,
		2015		2014
Total shareholders' equity under Argentine Banking GAAP		Ps.	4,700,716	4,205,343
U.S. GAAP adjustments:
- Loan origination fees and costs	(a)		(90,893)	(71,568)
- Loan loss reserve	(b)		(220,541)	(189,838)
- Derivative financial Instruments	(c)		-	(876)
- Government securities	(d)		37,759	3,871
- Financial liabilities	(f)		10,282	7,573
- Securitizations	(g)		(15,442)	(31,876)
- Intangible assets
Software costs	(h)		(63,888)	(37,363)
Other intangible assets	(h)		(59)	3,097
Business combinations	(h)		(1,176)	(2,167)
- Impairment of fixed and foreclosed assets	(i)		(37,379)	(38,323)
- Vacation provision	(k)		(57,634)	(40,332)
- Insurance technical reserve	(l)		(339)	(3,119)
- Capitalization of interest cost	(m)		4,001	3,226
- Deferred income Tax	(n)		258,903	214,230
- Non-Controlling interest	(j)		67,957	59,849
Total Shareholders’ Equity under U.S. GAAP		Ps.	4,592,267	4,081,727
- Non-Controlling Interest under U.S. GAAP	(j)		(68,126)	(50,662)
Consolidated Parent Company Shareholders’ Equity under U.S. GAAP		Ps.	4,524,141	4,031,065

Description of changes in shareholders’ equity under U.S. GAAP:

	Total Shareholders’ Equity
Balance as of June 30, 2013	Ps.	3,423,204
Cash dividends		(30,000)
Other Comprehensive Income		22,283
Net income for the twelve-month period in accordance with U.S. GAAP		615,578
Balance as of June 30, 2014	Ps.	4,031,065
Cash dividends		(41,817)
Other Comprehensive Income		15,591
Net income for the twelve-month period in accordance with U.S. GAAP		519,302
Balance as of June 30, 2015	Ps.	4,524,141

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs on mortgage, personal and credit card loans, different from those originated under the Pro.Cre.Ar program.

Given the bank’s role as Trustee of the PROCREAR Administrative and Financial Trust, (see note 30), it has capitalized direct expenses incurred in the mortgage loan origination process, which

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

disbursements would not have been incurred by it had it not been for the grant of the related loans, in accordance with the provisions of Communication “A” 5392. Such origination expenses are amortized in 60 monthly installments.

In accordance with U.S. GAAP, under ASC 310 loan origination fees and certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP for Banco Hipotecario S.A. as of June 30, 2015 and 2014 amounted to Ps. (90,893) and (71,568), respectively.

b. Loan loss reserve

The Bank’s accounting for its allowance for loan losses differs in some significant respects with practices of U.S.-based banks.

Under Argentine Banking GAAP, the allowance for loan losses is calculated according to specific criteria. This criterion is different for commercial loans (those in excess of Ps. 2,500) and consumer loans. Loan loss reserves for commercial loans are principally based on the debtors’ payment capacity and cash-flows analysis. Loan loss reserves for consumer loans are based on the client’s aging. Argentine banks may maintain other reserves to cover potential loan losses which management believes to be inherent in the loan portfolio, and other Argentine Central Bank required reserves.

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

The Bank applies ASC 310-10 to all commercial loans classified as “With problems”, “Insolvency Risks” and “Uncollectible” or commercial loans more than 90 days past due. The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps.2,500 and more than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps.2,500 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceedings.

As of June 30, 2015 and 2014, the result of applying ASC 310-10, shows that the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps. 39,753 and Ps. 54,052, respectively.

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.

As a result of the analysis mentioned before, the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps. (129,868) and Ps. (162,828), for 2015 and 2014, respectively.

c)
Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank. Under U.S. GAAP recoveries of loans previously charged off should be recorded when received. As of June 2015 and 2014, the Bank recorded an adjustment to shareholders’ equity related to reinstated loans of Ps. (62,502) and Ps. (79,889), respectively.

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

As a result of the analysis mentioned before, the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps. (67,924) and Ps. (1,173), for 2015 and 2014, respectively.

As a result of analysis performed the breakdown of the shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP between the Bank’s adjustment and the reconsolidated securitization trusts as of June 30, 2015 and 2014 is as follows:

	2015			2014
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity
Migration analysis (*)	346,797	476,665	(129,868)	292,526	455,354	(162,828)
ASC 310-10	91,365	51,612	39,753	68,788	14,736	54,052
Reinstated loans	-	62,502	(62,502)	-	79,889	(79,889)
Subtotal	438,162	590,779	(152,617)	361,314	549,979	(188,665)

(*) Migration analysis of Banco Hipotecario and its subsidiaries.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2015			2014
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity

Reconsolidated trusts	76,232	144,156	(67,924)	45,504	46,677	(1,173)
Subtotal	76,232	144,156	(67,924)	45,504	46,677	(1,173)

Total	514,394	734,935	(220,541)	406,818	596,656	(189,838)

c. Derivative Financial Instruments

As mentioned in notes 18 and 2.9. the Bank entered in several derivative transactions, mainly, to hedge: i) the exchange rate risk attached to liabilities denominated in foreign currency, and ii) interest rate swaps to manage its interest rate risk.

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

Under U.S. GAAP, the Bank’s estimates the fair value of the receivable and payable on the derivative instrument using valuation techniques with observable market parameters. As of June 30, 2014 the shareholder’s equity adjustment amounts to Ps. (876).

d. Government securities

The following table summarizes the U.S. GAAP shareholders’ equity adjustment related to other government securities, as of June 30, 2015 and 2014:

	June 30,
	2015		2014

Discount Bonds	Ps.	(534)	Ps.	(4,126)
Unquoted Securities issued by the BCRA		1,352		7,387
Bills issued by Provincial Governments		8,472		4,234
Other National Government Bonds		28,469		(3,624)
Total	Ps.	37,759	Ps.	3,871

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

For U.S. GAAP purposes and in accordance with ASC 310 satisfaction of one monetary asset (in this case a defaulted government securities) by the receipt of another monetary asset (in this case Discount Bonds) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Bonds being received are significantly different in structure and in interest rates than the securities swapped. Therefore, the fair value of the Bonds was determined on the balance sheet date based on their market value and will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The bonds arisen from the exchange have been sold.

During the twelve-month periods ended June 30, 2014 and 2015, there have been purchases of Discount Bonds.

As of June 30, 2015 and 2014 the Discount Bonds were considered available for sale securities for U.S. GAAP purposes according with ASC 320-10 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

As of June 30, 2015 and 2014 the following table shows the amortized cost, book value and fair value of the mentioned bond.

	2015					2014
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

Discount Bonds	9,624	9,624	9,090	(11,013)	(534)	77,177	91,782	87,656	10,479	(4,126)

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320.

A number of factors are considered in performing an impairment analysis of securities. Those factors include, among others:

a.	Intent and ability of the Bank to retain its investment for a period of time that allows for any anticipated recovery in market value;
b.	Expectation to recover the entire amortized cost of the security;
c.	Recoveries in fair value after the balance sheet date;
d.
The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of a business that may affect the future earnings potential).

e.	Likelihood that it will be required to sell debt investments before recovery of amortized cost.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The Bank also takes into account the length of time and the extent to which the market value of the security has been less than cost and changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

As of June 30, 2014 the fair value of the investment is greater than its amortized cost. The Bank as a result of its analysis has determined that, as of June 30, 2015, unrealized losses on Discount Bonds, are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery, the financial condition of the issuer and the recoveries in fair values after the balance sheet date.

•	Other Bonds

Under Argentine Banking GAAP, as of June 30, 2015 and 2014, some National Government Bonds, unquoted securities issued by the BCRA and bills issued by Provincial Governments have been recorded at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value.

Under U.S. GAAP these securities were considered available for sale securities according with ASC 320 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.

As of June 30, 2015 and 2014 the following table shows the amortized cost, book value and fair value of the mentioned bonds:

	2015					2014
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

Unquoted securities issued by the BCRA	1,719,856	1,719,856	1,721,208	1,352	1,352	1,342,425	1,342,425	1,349,812	7,387	7,387
Bills issued by Provincial Governments	539,172	539,172	547,644	8,472	8,472	423,275	423,275	427,509	4,234	4,234

Other National Government Bonds	648,921	648,921	677,390	28,469	28,465	33,136	32,796	29,172	-	(3,624)

The Bank has evaluated whether there was a decline in the value of the security that is other-than temporary as defined by ASC 320-10.

As of June 30, 2014, the Bank as a result of its analysis has determined that unrealized losses on PRO XIII Bonds are not temporary, consequently the Bank has recorded an other-than temporary impairment for U.S. GAAP purposes. Therefore the fair value of the security was determined on the balance sheet date based on their market value and will constitute the new cost basis for the asset. In addition, the bank has performed an impairment analysis for the rest of their portfolio and no other than temporary impairment were detected. As of June 30, 2015 the fair value of the investment is greater than its amortized cost.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

As of June 30, 2015 and 2014 the shareholder’s equity adjustment amounts to Ps. 10,282 and Ps. 7,573, respectively.

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

For U.S. GAAP purposes, as of June 30, 2015, 2014 and 2013, the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets, eliminated the gain or loss recognized on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and certificates of participation received, eliminated the servicing liabilities and re-established its loan loss reserves under ASC 450-20. See note 33.b. for allowance for loan losses.

No servicing assets or liabilities have been recognized.

The total shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2015 and 2014 amounted to Ps. (15,442) and Ps. (31,876), respectively.

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2015		2014

Cash and due from banks	Ps.	88,236	Ps.	103,693
Loans (net of allowances)		2,235,655		1,771,175
Other assets		1,149,023		826,795
Total Assets	Ps.	3,472,914	Ps.	2,701,663

Debt Securities	Ps.	2,868,064	Ps.	2,214,488
Certificates of Participation		451,365		427,246
Other liabilities		153,485		59,929
Total Liabilities	Ps.	3,472,914	Ps.	2,701,663

As of June 30, 2015, the Bank’s maximum loss exposure, which amounted to Ps. 3,472,914, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s Balance Sheet. Nevertheless, under Argentine Law the Debt securities will be paid exclusively with the securitized assets.

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

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2015 and 2014 amounted to Ps. (63,888) and Ps. (37,363), respectively.

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

group of assets acquired shall be allocated to the individual assets acquired or liabilities assumed based on their relative fair values and shall not give rise to goodwill.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2015 and 2014 amounted to Ps. (59) and Ps. 3,097, respectively, related to the contractual position in contracts for the issuance of credit cards and the accounts of customers recorded as intangibles assets for U.S. GAAP purposes.

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

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to Income on a straight-line basis during 60 months. As of June 30, 2015 and 2014 the Bank has a balance of Ps. 15,277 and Ps. 18,234, respectively, related to the goodwill.

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

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of April 30, 2012, a goodwill amounting to Ps. 4,728 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to income on a straight-line basis during 120 months. As of June 30, 2015 and 2014 the Bank recorded such balance which amounted to Ps. 3,231 and Ps. 3,704, respectively.

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

As of June 2015 and 2014, no additional impairment was recorded in fixed and foreclosed assets.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2015 and 2014 amounted to Ps. (37,379) and Ps. (38,323), respectively. The differences between periods are due to depreciation recorded under Argentine Banking GAAP.

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

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2015 and 2014 amounted to Ps. (57,634) and Ps. (40,332), respectively.

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

Therefore, the technical reserves for the twelve-month periods ended June 30, 2015 and 2014 were adjusted for U.S. GAAP purposes. Shareholders’ equity adjustment as of June 30, 2015 and 2014 amounted to Ps. (339) and Ps. (3,119), respectively.

m. Capitalization of interest cost

Under Argentine Banking GAAP, during the process of construction of an asset the capitalization of interest is not recognized.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2015 and 2014 amounted to Ps. 4,001 and Ps. 3,226, respectively.

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

As of June 30, 2015 and 2014, and based on the tax projections performed, the Bank believes that is more likely than not that it will recover the net operating tax loss carry forward and all the temporary differences, with future taxable income.

In a consolidated basis, the Bank has recognized a shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP that amounted to Ps. 258,903 and Ps. 214,230, as of June 30, 2015 and 2014, respectively.

ASC 740 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2015, there were no uncertain tax positions.

The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

The following table shows the tax years open for examination as of June 30, 2015, by major tax jurisdictions in which the Bank operates:

Jurisdiction	Tax year
Argentina	2010 – 2014

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

The Bank’s assets and liabilities would be increased by approximately Ps. 137,944 and Ps. 163,304, had U.S. GAAP been applied at June 30, 2015 and 2014, respectively.

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

As of June 30, 2015 and 2014 the Bank’s securities are classified within level 1of the valuation hierarchy using quoted prices available in the active market. Level 1 securities includes government bonds and instruments issued by BCRA and corporate securities. Furthermore the Bank´s instruments issued by BCRA with no volatility published by the BCRA and bills issued by Provincial Governments are classified within Level 2 using quoted prices available of similar assets.

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

The following table presents the financial instruments, by class of asset and liabilities, carried at fair value as of June 30, 2015 and 2014, by ASC 820-10 valuation hierarchy (as described above).

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Balances as of June 30, 2015
	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Government and corporate securities
Trading securities	1,244,278	1,244,278	-	-
Available for sale securities	1,210,421	729,986	480,435	-
Instruments issued by the BCRA	2,422,813	672,239	1,750,574	-
Corporate securities	430,855	430,855	-	-

Other receivables from financial transactions
Trading securities	231,366	231,366	-	-
Available for sale securities	231,400	231,117	283	-
Futures	182	182	-	-
Interest rate swaps	575	575	-	-

Miscellaneous assets
Trading securities	162,759	162,759	-	-

TOTAL ASSETS AT FAIR VALUE	5,934,649	3,703,357	2,231,292	-

LIABILITIES

Other obligations from financial transactions
Trading securities	(105,684)	(105,684)	-	-
Available for sale securities	(247,143)	(247,143)	-	-
Futures	(687)	(687)	-	-
Interest rate swaps	(512)	(512)	-	-

Deposits
Trading securities	(99,515)	(99,515)	-	-
Available for sale securities	(16,288)	(16,288)	-	-

TOTAL LIABILITIES AT FAIR VALUE	(469,829)	(469,829)	-	-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Balances as of June 30, 2014
	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Government and corporate securities
Trading securities	1,316,864	1,316,864	-	-
Available for sale securities	486,322	437,566	48,756	-
Instruments issued by the BCRA	1,704,354	354,542	1,349,812	-
Corporate securities	345,565	345,565	-	-

Other receivables from financial transactions
Trading securities	1,279	1,279	-	-
Available for sale securities	58,015	58,015	-	-
Forwards	33,794	-	33,794	-
Futures	6,766	6,766	-	-

TOTAL ASSETS AT FAIR VALUE	3,952,959	2,520,597	1,432,362	-

LIABILITIES

Other obligations from financial transactions
Futures	(7,911)	(7,911)	-	-

TOTAL LIABILITIES AT FAIR VALUE	(7,911)	(7,911)	-	-

q. Credit Risk disclosures

Allowance for credit losses and recorded investments in financial receivables

The following table presents the allowance for account receivables losses and the related carrying amount of Financing Receivables for the periods ended June 30, 2015 and 2014 respectively:

	As of June 30, 2015
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	26,410	Ps.	26,410
Ending balance: collectively evaluated for impairment		683,323		25,202		708,525
Ending Balance	Ps.	683,323	Ps.	51,612	Ps.	734,935
Financing receivables:
Ending balance: individually evaluated for impairment		-	Ps.	44,496	Ps.	44,496
Ending balance: collectively evaluated for impairment		15,266,470		6,853,897		22,120,367
Ending Balance	Ps.	15,266,470	Ps.	6,898,393	Ps.	22,164,863

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2014
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	11,296	Ps.	11,296
Ending balance: collectively evaluated for impairment		581,920		3,440		585,360
Ending Balance	Ps.	581,920	Ps.	14,736	Ps.	596,656
Financing receivables:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	24,323	Ps.	24,323
Ending balance: collectively evaluated for impairment		11,592,745		6,182,266		17,775,011
Ending Balance	Ps.	11,592,745	Ps.	6,206,589	Ps.	17,799,334

The activity in the allowance for loan losses for period is as follows:

	As of June 30,
	2015		2014
Allowance for credit losses:
Beginning Balance	Ps.	596,656	Ps.	508,654
Charge-offs		(267,694)		(245,023)
Provision for loan losses		405,973		333,025
Ending Balance	Ps.	734,935	Ps.	596,656

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

The following table discloses the amounts of loans considered impaired in accordance with ASC 310 updated by ASU 2010 - 20, as of June 30, 2015 and 2014:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2015
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	-	Ps.	-	Ps.	-

With an allowance recorded:
Commercial
Impaired Loans	Ps.	44,496	Ps.	37,658	Ps.	26,410
Total	Ps.	44,496	Ps.	37,658	Ps.	26,410

	As of June 30, 2014
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	-	Ps.	-	Ps.	-

With an allowance recorded:
Commercial
Impaired Loans	Ps.	24,323	Ps.	21,441	Ps.	11,296
Total	Ps.	24,323	Ps.	21,441	Ps.	11,296

The average recorded investment in impaired loans amounted Ps. 42,349 and Ps. 23,971, as of June 30, 2015 and 2014, respectively. There is no amount of interest income recognized during the time within the period that the loans were impaired.

Non-accrual accounts receivables and Past due

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency” and “Uncollectible”.

The following table represents the amounts of nonaccruals, as of June 30, 2015 and 2014, respectively:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30,
	2015		2014
Consumer
Advances	Ps.	187	Ps.	566
Mortgage Loans		30,739		37,955
Personal Loans – BHSA		88,514		74,950
Personal Loans – Financial trusts		52,827		-
Credit Card Loans – BHSA		115,792		104,200
Credit card Loans – Tarshop		109,319		117,809
Total Consumer	Ps.	397,378	Ps.	335,480
Commercial
Performing Loans	Ps.		Ps.	-
Impaired Loans		44,496		24,323
Total Commercial	Ps.	44,496	Ps.	24,323

Total Non accrual loans	Ps.	441,874	Ps.	359,803

An aging analysis of past due account receivables, segregated by class of account receivables, as of June 30, 2015 and 2014 was as follows:

	As of June 30, 2015
	30-90 Days	91-180 Days	181-360 Days	Greater	Total	Current	Total
	Past Due	Past Due	Past Due	than 360	Past Due		Financing
Consumer
Advances	904	119	62	6	1,091	17,846	18,937
Mortgage Loans	24,196	6,707	4,350	19,682	54,935	2,662,466	2,717,401
Personal Loans – BHSA	74,437	40,349	47,916	249	162,951	2,449,316	2,612,267
Personal Loans – Financial trusts	94,144	31,334	21,030	463	146,971	727,455	874,426
Credit Card Loans – BHSA	58,835	53,133	62,318	341	174,627	7,349,464	7,524,091
Credit card Loans – Tarshop	112,302	49,500	53,187	6,632	221,621	1,297,727	1,519,348
Total Consumer Loans	364,818	181,142	188,863	27,373	762,196	14,504,274	15,266,470

Commercial:
Performing Loans	1,568	-	-	-	1,568	6,852,329	6,853,897
Impaired loans	-	173	11,402	32,921	44,496	-	44,496
Total Commercial Loans	1,568	173	11,402	32,921	46,064	6,852,329	6,898,393
Total	366,386	181,315	200,265	60,294	808,260	21,356,603	22,164,863

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2014
	30-90 Days	91-180 Days	181-360 Days	Greater	Total	Current	Total
	Past Due	Past Due	Past Due	than 360	Past Due		Financing
Consumer
Advances	837	111	131	324	1,403	24,648	26,051
Mortgage Loans	27,812	7,235	5,403	25,317	65,767	2,801,484	2,867,251
Personal Loans	78,819	36,785	37,735	430	153,769	1,937,243	2,091,012
Credit Card Loans – BHSA	71,613	54,950	49,225	25	175,813	5,009,921	5,185,734
Credit card Loans – Tarshop	156,447	57,833	55,617	4,359	274,256	1,148,441	1,422,697
Total Consumer Loans	335,528	156,914	148,111	30,455	671,008	10,921,737	11,592,745

Commercial:
Performing Loans	164	-	-	-	164	6,182,102	6,182,266
Impaired loans	-	1,777	5,550	16,996	24,323	-	24,323
Total Commercial Loans	164	1,777	5,550	16,996	24,487	6,182,102	6,206,589
Total	335,692	158,691	153,661	47,451	695,495	17,103,839	17,799,334
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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

The following table shows the account receivable balances categorized by credit quality indicators for the periods ended June 30, 2015 and 2014:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2015
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	17,846	904	119	62	6	18,937
Mortgage Loans	2,662,466	24,196	6,707	4,350	19,682	2,717,401
Personal Loans – BHSA	2,449,316	74,437	40,349	47,916	249	2,612,267
Personal Loans – Financial trusts	796,527	24,931	31,418	21,550	-	874,426
Credit Card Loans – BHSA	7,349,464	58,835	53,133	62,318	341	7,524,091
Credit card Loans – Tarshop	1,297,727	112,302	49,500	53,187	6,632	1,519,348
Total Consumer Loans	14,573,346	295,605	181,226	189,383	26,910	15,266,470

Commercial:
Performing loans	6,852,329	1,568	-	-	-	6,853,897
Impaired loans	-	-	173	11,402	32,921	44,496
Total Commercial Loans	6,852,329	1,568	173	11,402	32,921	6,898,393
Total Financing Receivables	21,425,675	297,173	181,399	200,785	59,831	22,164,863

	As of June 30, 2014
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	24,648	837	111	131	324	26,051
Mortgage Loans	2,801,484	27,812	7,235	5,403	25,317	2,867,251
Personal Loans	1,937,243	78,819	36,785	37,735	430	2,091,012
Credit Card Loans – BHSA	5,009,921	71,613	54,950	49,225	25	5,185,734
Credit card Loans – Tarshop	1,148,441	156,447	57,833	55,617	4,359	1,422,697
Total Consumer Loans	10,921,737	335,528	156,914	148,111	30,455	11,592,745

Commercial:
Performing loans	6,182,102	164	-	-	-	6,182,266
Impaired loans	-	-	1,777	5,550	16,996	24,323
Total Commercial Loans	6,182,102	164	1,777	5,550	16,996	6,206,589
Total Financing Receivables	17,103,839	335,692	158,691	153,661	47,451	17,799,334

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Bank grants a concession to the debtor that would not otherwise be considered. Concessions granted could include: reduction in interest rate to rates that are considered below market, extension of repayment schedules and maturity dates beyond original contractual terms.

The following table presents for the financing receivables modified as troubled debt restructurings within during the last two periods:

	As of June 30, 2015
	Number of contracts	Post-modification Outstanding recorded investment
Consumer
Advances	63	Ps.	1,463
Mortgage Loans	174		4,490
Personal Loans	6,921		160,312
Credit Card Loans – BHSA	21,472		245,522
Credit card Loans – Tarshop	15,512		92,758
Total Consumer	44,142	Ps.	504,545

Commercial
Performing Loans	-	Ps.	-
Impaired Loans	-		-
Total Commercial	-	Ps.	-

Total TDRs	44,142	Ps.	504,545

	As of June 30, 2014
	Number of contracts	Post-modification Outstanding recorded investment
Consumer
Advances	52	Ps.	987
Mortgage Loans	110		3,602
Personal Loans	4,140		79,250
Credit Card Loans – BHSA	1,209		14,749
Credit card Loans – Tarshop	18,553		89,655
Total Consumer	24,064	Ps.	188,243

Commercial
Performing Loans	-	Ps.	-
Impaired Loans	-		-
Total Commercial	-	Ps.	-

Total TDRs	24,064	Ps.	188,243

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30,
	2015			2014
	Number of contracts	Recorded investment		Number of contracts	Recorded investment
Consumer
Advances	10	Ps.	197	6	Ps.	85
Mortgage Loans	25		783	22		490
Personal Loans	1,116		21,602	469		6,816
Credit Card Loans – BHSA	672		7,923	590		6,262
Credit card Loans – Tarshop	5,146		26,253	8,571		41,835
Total Consumer	6,969	Ps.	56,758	9,658	Ps.	55,488

Commercial
Performing Loans	-	Ps.	-	-	Ps.	-
Impaired Loans	-		-	-		-
Total Commercial	-	Ps.	-	-	Ps.	-

Total TDRs that subsequently defaulted	6,969	Ps.	56,758	9,658	Ps.	55,488

Allowance for Credit Losses

Accounts receivable balances are classified as uncollectible and written off from the Consolidated Balance Sheet when 365 days past due and subsequently recorded in memorandum accounts.

The activity in the allowance for accounts receivables losses under U.S. GAAP for the fiscal periods ended June 30, 2015 and 2014 was as follows:

	Argentine Banking GAAP		U.S. GAAP		Adjustment
June 30, 2014	Ps.	406,818	Ps.	596,656	Ps.	(189,838)

Variances		107,576		138,279		(30,703)

June 30, 2015	Ps.	514,394	Ps.	734,935	Ps.	(220,541)

r. Comprehensive income

ASC 220 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the twelve-month periods ended June 30, 2015, 2014 and 2013, shows all periods in Argentine Banking GAAP format reflecting U.S. GAAP income and comprehensive statement adjustments.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2015		2014		2013
Income Statement

Financial income	Ps.	5,559,510	Ps.	4,666,910	Ps.	2,418,505
Financial expenses		(3,241,306)		(2,399,052)		(1,281,120)
Net financial income	Ps.	2,318,204	Ps.	2,267,858	Ps.	1,137,385
Provision for loan losses		(405,973)		(333,025)		(258,629)
Income from services		3,264,698		2,145,423		1,365,116
Expenses for services		(768,870)		(682,638)		(290,908)
Administrative expenses		(3,411,162)		(2,380,651)		(1,621,522)
Net income from financial transactions	Ps.	996,897	Ps.	1,016,967	Ps.	331,442
Miscellaneous income		317,530		188,928		193,422
Miscellaneous expenses		(466,554)		(286,596)		(168,735)
Income before income taxes and Non-controlling interest	Ps.	847,873	Ps.	919,299	Ps.	356,129
Income taxes		(332,940)		(314,005)		(96,586)
Net income under U.S. GAAP	Ps.	514,933	Ps.	605,294	Ps.	259,543
Less Net (Loss) attributable to the Non-controlling interest		4,369		10,284		(8,834)
Net income attributable Controlling interest in accordance with U.S. GAAP	Ps.	519,302	Ps.	615,578	Ps.	250,709

Other comprehensive income (loss):

Unrealized gains (loss) on securities		15,591		22,283		(7,377)
Other comprehensive income (loss)	Ps.	15,591	Ps.	22,283	Ps.	(7,377)
Comprehensive income	Ps.	534,893	Ps.	637,861	Ps.	243,332

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
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
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

u. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of June 30, 2015 and 2014. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. If market conditions and economic uncertainties exist, it might result in higher credit losses and provision for credit losses in future periods.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

35. New authoritative pronouncements

During the twelve-months ended June 30, 2015, the FASB has issued Accounting Standards Updates. Those updates applicable for the Bank are mentioned below:

ASU No. 2014-13
In August 2014, the FASB issued de Accounting Standards Update No. 2014-13 “Consolidation” (ASC 810). After transition, the amendments in this Update apply to a reporting entity that is required to consolidate a collateralized financing entity under the Variable Interest Entities Subsections of Subtopic 810-10 when (1) the reporting entity measures all of the financial assets and the financial liabilities of that consolidated collateralized financing entity at fair value in the consolidated financial statements based on other Topics and (2) the changes in the fair values of those financial assets and financial liabilities are reflected in earnings.

The amendments in this Update are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. For entities other than public business entities, the amendments in this Update are effective for annual periods ending after December 15, 2016, and interim periods beginning after December 15, 2016. Early adoption is permitted as of the beginning of an annual period.

The Bank considers this ASU has not any significant effect in the US GAAP disclosures and financial information.

ASU No. 2014-14
The Accounting Standards Update No. 2014-14 “Receivables – Troubled Debt Restructuring by Creditors (ASC 310-40)” was issued by the FASB in August 2014. The amendments in this Update affect creditors that hold government-guaranteed mortgage loans and require that a mortgage loan be derecognized and that a separate other receivable be recognized upon foreclosure if some conditions are met. Upon foreclosure, the separate other receivable should be measured based on the amount of the loan balance (principal and interest) expected to be recovered from the guarantor.

The objective of this Update is to reduce diversity in practice by addressing the classification of foreclosed mortgage loans that are fully or partially guaranteed under government programs. Currently, some creditors reclassify those loans to real estate as with other foreclosed loans that do not have guarantees; others reclassify the loans to other receivables. periods, beginning after December 15, 2014.

In conclusion, the impact of adoption this ASU has not any significant effect in the present US GAAP financial information and disclosures. However, the Bank is in the process of evaluating the impact deriving from the current update for future periods.

ASU No. 2014-16
In November 2014, the FASB issued ASU No. 2014-16 “Derivatives and Hedging (Topic 815)”. The amendments in this Update apply to all entities that are issuers of, or investors in, hybrid financial instruments that are issued in the form of a share.

The amendments in this Update do not change the current criteria in GAAP for determining when separation of certain embedded derivative features in a hybrid financial instrument is required. That is, an entity will continue to evaluate whether the economic characteristics and risks of the embedded derivative feature are clearly and closely related to those of the host contract, among other relevant criteria. The amendments clarify how current GAAP should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. Specifically, the amendments clarify that an entity should consider all relevant terms and features’ including the embedded derivative feature being evaluated for bifurcations in evaluating the nature of the host contract. Furthermore, the amendments clarify that no single term or feature would necessarily determine the economic characteristics and risks of the host contract. Rather, the nature of the host contract depends upon the economic characteristics and risks of the entire hybrid financial instrument.

The impact of this ASU has not any significant effect in the US GAAP disclosures and financial information for the Bank. The amendments in this Update do not change the current criteria in GAAP for determining when separation of certain embedded derivative features in a hybrid financial instrument is required.

ASU No. 2014-17
The FASB issued in November 2014 the Accounting Standard Update No. 2014-17 “Business Combinations (Topic 805)”. The objective of this Update is to provide guidance for determining whether and at what threshold an acquiree (acquired entity) that is a business or nonprofit activity can reflect the acquirer’s accounting and reporting basis (pushdown accounting) in its separate financial statements.

This Update provides an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. An acquired entity may elect the option to apply pushdown accounting in the reporting period in which the change-in-control event occurs. If an acquired entity elects the option to apply pushdown accounting in its separate financial statements, it should disclose information in the current reporting period that enables users of financial statements to evaluate the effect of pushdown accounting.

Current GAAP offers limited guidance for determining whether and at what threshold pushdown accounting should be established in an acquired entity’s separate financial statements.
The Bank considers this ASU has not any significant effect in the US GAAP disclosures and financial information.

ASU No. 2014-18
During December 2014, the FASB issued the Accounting Standards Update No. 2014-18 “Business Combinations (Topic 805)”. The objective of the amendments in this Update is to address the concerns of private company stakeholders that the benefits of the current accounting for identifiable intangible assets acquired in a business combination do not justify the related costs. The amendments provide guidance about an accounting alternative for recognizing or otherwise considering the fair value of identifiable intangible assets acquired as a result of certain specified transactions, including business combinations.

The impact of this Update has not any significant effect in the present US GAAP financial statements.

36. Subsequent events

Negotiable obligations

The following table shows the amount, interest rate and maturity date of each series issued after June 30, 2015:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2015, 2014 and 2013
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Issue date	Maturity date		Annual interest rate
Banco Hipotecario S.A.
Series XXX (Ps. 314,611)	09/04/15	03/04/17	a/b	Mixed (c)
Series XXXI (US$. 14,730 thousand)	09/04/15	09/04/18	a	2.0%

BACS Banco de Crédito y Securitización S.A.
Series VI (Ps. 141,666)	07/23/15	04/24/17	a/b	Mixed (d)

Tarshop S.A.
Series XXII (Ps. 126,667)v	07/30/15	01/30/17	a	29.0%

(a) Fixed interest rate
(b) Variable interest rate
(c) Fixed rate of 28.25% on the first nine months and variable interest rate of Badlar+450bps from that moment on.
(d) Fixed rate of 27.5% on the first nine months and variable interest rate of Badlar+450bps from that moment on.

Tarshop’s irrevocable capital contribution

On September 11, 2015, the Board of Directors of Banco Hipotecario S.A. approved an irrevocable capital contribution to Tarshop S.A. in the amount of Ps. 52,500 to be made by shareholders Banco Hipotecario S.A. and IRSA Propiedades Comerciales S.A. pro rata of their shareholdings.

NEW LIPSTICK LLC AND SUBSIDIARY

(A Limited Liability Company)

INDEPENDENT AUDITORS REPORT

New Lipstick LLC and Subsidiary

We have audited the accompanying consolidated financial statements of New Lipstick LLC and Subsidiary, which comprise the balance sheets as of June 30, 2015 and 2014 the related statements of operations, changes in members’ deficit and cash flows for the years ended June 30, 2015, 2014 and 2013, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Lipstick LLC and Subsidiary, as of June 30, 2015 and 2014, and the results of its operations and its cash flows for the years ended June 30, 2015, 2014, and 2013, in accordance with accounting principles generally accepted in the United States of America.

By:  /s/ Marks Paneth LLP

New York, NY

November 13, 2015

 NEW LIPSTICK LLC AND SUBSIDIARY

 (A LIMITED LIABILITY COMPANY)

 CONSOLIDATED BALANCE SHEETS

 AS OF JUNE 30,

 (Amounts in US dollars)

ASSETS

 2015

 2014

 Real estate, net

$
140,469,010

$
142,358,747

 Cash and cash equivalents

1,075,395

851,726

 Tenant receivables, net of allowance for doubtful accounts of

 $132,141 and $7,264 respectively

344,104

422,944

 Prepaid expenses and other assets

5,809,307

5,476,492

 Due from related party

125,029

120,274

 Restricted cash

3,477,967

6,155,597

 Deferred rent receivable

8,856,399

6,938,578

 Lease intangibles, net

26,533,839

30,012,973

 Goodwill

5,422,615

5,422,615

           Total

$
192,113,665

$
197,759,946

LIABILITIES AND MEMBERS' DEFICIT

 Liabilities:

      Note payable

$
113,201,357

$
113,201,357

      Accrued interest payable

316,216

313,950

      Accounts payable and accrued expenses

3,031,831

1,584,699

      Due to related parties

319,133

553,616

      Deferred revenue

918,800

619,885

      Tenants’ security deposits

682,727

657,978

      Deferred ground rent payable

136,727,666

108,312,912

      Lease intangibles, net

42,365,499

45,279,291

           Total liabilities

297,563,229

270,523,688

 Members' deficit

(105,449,564
)

(72,763,742
)

           Total

$
192,113,665

$
197,759,946

See Notes to Consolidated Financial Statements

 NEW LIPSTICK LLC AND SUBSIDIARY

 (A LIMITED LIABILITY COMPANY)

 CONSOLIDATED STATEMENTS OF OPERATIONS

 FOR THE YEARS ENDED JUNE 30,

 (Amounts in US dollars)

 2015

 2014

 2013

 Revenues

      Base rents

$
40,597,526

$
38,375,303

$
38,146,887

      Tenant reimbursements and escalations

6,903,479

5,427,358

5,354,160

      Other rental revenue

40,779

45,292

73,833

      Other revenue

1,622

-

-

      Interest income

-

-

625

           Total

47,543,406

43,847,953

43,575,505

 Expenses

      Real estate taxes

10,716,257

9,919,196

9,442,029

      Utilities

2,927,214

2,598,340

2,511,198

      Janitorial

2,056,750

2,157,449

2,054,086

      Insurance

318,027

315,545

296,897

      Repairs and maintenance

2,262,799

1,445,342

1,332,208

      Bad debt expense

124,877

-

433,551

      Security

1,047,372

912,362

846,602

      General and administrative

835,373

829,010

875,597

      Management fees

988,189

948,084

877,898

      Elevator

311,875

286,013

174,475

      HVAC

62,442

107,515

48,947

      Tenant reimbursable costs

154,557

122,139

159,564

      Ground rent

45,457,736

45,457,735

45,457,737

      Interest expense

4,786,205

4,789,913

4,843,275

      Amortization

3,005,570

3,087,330

2,947,812

      Depreciation

5,599,278

4,886,008

4,428,733

           Total

80,654,521

77,861,981

76,730,609

 Net loss

$
(33,111,115
)

$
(34,014,028
)

$
(33,155,104
)

See Notes to Consolidated Financial Statements

 NEW LIPSTICK LLC AND SUBSIDIARY

 (A LIMITED LIABILITY COMPANY)

 CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' DEFICIT

 FOR THE YEARS ENDED JUNE 30,

 (Amounts in US dollars)

 2015

 2014

 2013

 Balance, beginning of years

$
(72,763,742
)

$
(43,679,661
)

$
(20,096,088
)

 Contributions from members

425,293

4,952,500

9,571,531

 Distribution to member

-

(22,553
)

-

 Net loss

(33,111,115
)

(34,014,028
)

(33,155,104
)

 Balance, end of years

$
(105,449,564
)

$
(72,763,742
)

$
(43,679,661
)

See Notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY

(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30,

(Amounts in US dollars)

 2015

 2014

 2013

 Operating activities

      Net loss

$
(33,111,115
)

$
(34,014,028
)

$
(33,155,104
)

      Adjustments to reconcile net loss to net cash

        used in operating activities:

           Amortization

3,005,570

3,087,330

2,947,812

           Depreciation

5,599,278

4,886,008

4,428,733

           Bad debt (recovery) expense

124,877

(3,827
)

433,551

           Deferred rent

(1,917,821
)

(1,929,668
)

(1,972,066
)

           Below market lease amortization

(2,475,983
)

(2,821,032
)

(3,287,160
)

           Above market lease amortization

1,442,682

1,544,576

1,548,129

           Above market ground lease amortization

(437,809
)

(437,809
)

(437,808
)

           Deferred ground rent

28,414,754

28,822,593

29,220,501

           Changes in operating assets and liabilities:

                Restricted cash

2,702,379

525,764

(2,616,256
)

                Due from related party

(4,755
)

-

4,000

                Tenant receivables

(46,037
)

(86,094
)

(78,989
)

                Prepaid expenses and other assets

(332,815
)

(340,620
)

(233,930
)

                Accrued interest payable

2,273

(3,019
)

(3,332
)

                Accounts payable and accrued expenses

349,380

33,811

(569,720
)

                Due to related parties

(234,483
)

208,304

34,445

                Deferred leasing costs

(994,677
)

(1,526,938
)

(795,940
)

                Unearned revenue

298,915

310,488

51,876

                     Net cash (used in) provided by operating activities

2,384,613

(1,744,161
)

(4,481,258
)

 Investing activities

      Additions to real estate

(2,586,237
)

(3,700,979
)

(4,934,785
)

                Net cash used in investing activities

(2,586,237
)

(3,700,979
)

(4,934,785
)

 Financing activities

      Note principal payments

-

(1,912
)

(110,817
)

      Contributions from members

425,293

4,952,500

9,571,531

                Net cash provided by financing activities

425,293

4,950,588

9,460,714

 Net (decrease) increase in cash and cash equivalents

223,669

(494,552
)

44,671

 Cash and cash equivalents, beginning of years

851,726

1,346,278

1,301,607

 Cash and cash equivalents, end of years

$
1,075,395

$
851,726

$
1,346,278

 Supplemental disclosure of cash flow information:

 Interest paid

$
4,783,939

$
4,792,932

$
4,846,607

 Schedule of Noncash Investing Activities

 Real estate additions were financed through accounts payable

$
1,691,693

$
568,390

$
507,133

 Deferred leasing costs additions were financed through accounts payable

$
90,308

$
115,867

$
-

 Schedule of Noncash Financing Activities

 Lobby exhibit acquired in the year ended June 30, 2013, included in real estate, and transferred to a 49% member of the Company as a distribution.

$
-

$
22,553

$
-

See Notes to Consolidated Financial Statements

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

(Amounts in US dollars)

NOTE 1: BUSINESS

Formation and Property Description

New Lipstick LLC (the "Company"), was organized as a Delaware limited liability company and commenced operations on November 3, 2010. The Company was formed among IRSA International, LLC ("IRSA"), Marciano Investment Group, LLC ("Marciano"), Avi Chicouri ("AVI"), Par Holdings, LLC ("PAR"), and Armenonville S.A. ("Armenonville"), collectively (the "Members"). On December 15, 2010, Armenonville assigned 100 percent of itsmembership interest to Lomas Urbanas S.A. IRSA is a wholly-owned subsidiary of TYRUS S.A. ("TYRUS"), a wholly-owned subsidiary of IRSA Inversiones y Representaciones Sociedad Anonima, a company whose shares are listed on the Buenos Aires and New York Stock Exchanges. The Company was formed in order to acquire 100% interest in Metropolitan 885 Third Avenue Leasehold LLC ("Metropolitan"), its wholly-owned subsidiary, and to provide management services to Metropolitan.

Metropolitan was organized for the purpose of acquiring and operating a 34 story Class A office tower commonly known as the Lipstick Building located at 885 Third Avenue in New York (the "Property"). Metropolitan leased the land which contains approximately 26,135 square feet. The Property was acquired on July 9, 2007 and contains approximately 635,800 square feet of rentable space, consisting of retail and office spaces.

On November 16, 2010 (the "Petition Date"), Metropolitan filed a voluntary pre-packaged plan of reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code (the "Chapter 11") in the Southern District of New York (the "Bankruptcy Court") including a disclosure statement and plan of reorganization (the "Plan"). The Plan provided for, among other things, the extinguishment of 100% of the shares of Metropolitan and the issuance of the membership interest to the Company. The Plan was approved by Metropolitan's members and the Bankruptcy Court approved the Plan on December 22, 2010 with an effective date of December 30, 2010 (the "Effective Date").

    Metropolitan accounted for the reorganization using "fresh start accounting" effective December 30, 2010. Accordingly, the forgiveness of debt was reflected in the predecessor entity's final statement of operations and all assets and liabilities were restated to reflect their reorganization value.

    The Company operates under the guidelines of an Operating Agreement (the "Agreement") entered into by the Members on November 15, 2010. The manager of the Company is Lipstick Management, LLC (“LM”), a company affiliated to IRSA.

    The Agreement calls for Class A and Class B Members. Class A Members are IRSA, Marciano, and Armenonville and Class B Members are AVI and PAR.

    Class B Membership interests of any Class B Member shall be automatically converted, in whole and not in part, into an equal number of Class A Membership interests on the earlier to occur of the date on which LM certifies that all unreturned additional Class A capital contributions and all unreturned Class A capital contributions have been reduced to zero.

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

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

    The liability of the members of the Company is limited to the members´ total contribution, plus any amounts guaranteed by the members.

    The Company has adopted a fiscal year end of June 30.

    The terms of the Agreement provide for initial capital contributions and percentage interests as follows:

 Percentage of

 Ownership

 Initial Capital

 Contributions

 IRSA International, LLC

49.00

$
15,417,925

 Marciano Investment Group, LLC

42.00

13,215,365

 Lomas Urbanas S.A.

2.27

714,259

 Avi Chicouri

3.07

-

 Par Holdings, LLC

3.66

-

 Total

100.00

$
29,347,549

    In accordance with the Agreement, the Members may be required to make additional capital contributions which are reasonably related to the operations and/or leasing of the Property and its activities. The Members contributed $ 425,293, $4,952,500, and $9,571,531 for the years ended June 30, 2015, 2014, and 2013, respectively.

    Distributions

    Distribution of capital will be made to the Member at the times, and in aggregate amounts determined by the Board of Directors of the Company. Distributions amounted to $22,553 for the year ended June 30, 2014. There were no distributions for the years ended June 30, 2015 and 2013.

    Allocation of Profit and Losses

    The Company´s profits and losses are allocated to the Members.

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

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

    The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the assets. If the carrying value of the assets exceeds such cash flows, the assets are considered impaired. The impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value. No impairment was recorded for the years ended June 30, 2015 and 2014.

    Cash and Cash Equivalents

    The Company considers all highly liquid investments with maturities of three months or less upon acquisition to be cash equivalents.

    Concentration of Credit Risk

    Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalent accounts in financial institutions. The Company maintains its cash balances at two financial institutions.  At times, such balances may be in excess of the Federal Deposit Insurance Company (FDIC) insurance limit.  According to the FDIC insurance limit, deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing deposits the Company may hold in the same ownership category, and the combined total insured is up to at least $250,000. As of June 30, 2015 and 2014, these balances at one of the institutions, including tenant security and escrow amounts, were in excess of federally insurable limits by approximately $3,985,000 and $6,521,000, respectively.

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

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

    Capitalized below market lease values are amortized as an increase to base rents (see Note 4).

    Capitalized above market lease values are amortized as a decrease to base rents (see Note 4).

    The Company also receives reimbursements from tenants for certain costs as provided for in the lease agreements. These costs include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs in excess of a base year amount. The reimbursements are recognized when the tenants are billed.

    Deferred income represents rent collected in advance of being due.

    Deferred Ground Rents

    Ground rent expense is accounted for on a straight-line basis over the non-cancelable terms of the ground leases. All future minimum increases in the non-cancelable ground rents consist of either 2.5% or 3% annual increases through May 1, 2068. This has resulted in deferred ground rent payable in the amount of $136,727,666 and $108,312,912 as of June 30, 2015 and 2014, respectively (see Note 6).

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

June 30, 2015, 2014 and 2013

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

    The aggregate value of in-place leases were measured based on the difference between (i) the Property valued with existing in-place leases adjusted to market rental rates, and (ii) the Property valued as if vacant, based upon management's estimates. Factors considered by management in their analysis included an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management included real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily were a year. Management also estimated costs to execute similar leases including leasing commissions, legal and other related expenses.

    The value of in-place leases are amortized to expense over the initial term of the respective leases. As of June 30, 2015, the remaining terms were ranging from three months to ten years.

    Income Taxes

    No provision for income taxes is necessary in the accompanying consolidated financial statements because the Company is a disregarded entity for federal and state income tax purposes. Income or loss of the Company is includible in the separate income tax returns of the Members. Prior to the effective date of reorganization on December 30, 2010, the Company was treated as a partnership for federal and state income tax purposes. The Company performed a review for uncertainty in income tax positions in accordance with authoritative guidance. As of June 30, 2015, the Company does not believe it has any uncertain tax positions that would qualify for either recognition or disclosure in the consolidated financial statements. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for tax years ending before December 31, 2011. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax laws and new authoritative rulings.

    The Company´s income tax returns for its tax years commencing January 1, 2009, through December 30, 2010, have been selected by the New York State Department of Taxation and Finance for audit. Such audit is in its preliminary stage. At this time, the Company has not been advised of any proposed changes to its New York State income tax returns filed for the tax years January 1, 2009 through December 30, 2010.

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

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

    A qualitative assessment may be done when the results of the previous quantitative test indicated the reporting unit’s estimated fair value was significantly in excess of the carrying value of its net assets and we do not believe there have been significant changes in the reporting unit’s operations that would significantly decrease its estimated fair value or significantly increase its net assets.  Management has selected the end of the Company’s fiscal year as the date on which to either perform its annual impairment tests for goodwill or make the determination as to whether qualitative factors render it unnecessary.  As of June 30, 2015 and 2014, the date of the impairment tests, no impairment of goodwill was identified.

    Reclassifications

 Certain prior year balances have been reclassified to conform to the current year consolidated financial statement presentation.

    Subsequent Events

    The Company has evaluated for potential recognition and disclosure, events subsequent to the date of the balance sheet through October 26, 2015, the date the consolidated financial statements were available to be issued.

    NOTE 3: REAL ESTATE

    At June 30, real estate consists of the following:

 2015

 2014

 Building and improvements

$
144,892,369

$
144,879,174

 Tenant improvements

16,334,789

12,638,444

161,227,158

157,517,618

 Less: accumulated depreciation

(20,758,148
)

(15,158,871
)

   Total

$
140,469,010

$
142,358,747

 Depreciation expense amounted to $5,599,278 and $4,886,008, and $4,428,733 for the years ended June 30, 2015, 2014, and 2013, respectively.

.

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

(Amounts in US dollars)

    NOTE 4: LEASE INTANGIBLES

    Lease intangibles and the value of assumed lease obligations at June 30, 2015, were as follows:

 Leases

 In-place

 Leasing

 Costs

 Above

 Market

 Leases

 Total

 Below

 Market

 Leases

 Above Market

 Ground Leases

 Total

 Cost

$
27,149,892

$
4,111,694

$
15,316,749

$
46,578,335

$
30,470,806

$
29,041,332

$
59,512,138

   Less: accumulated

   Amortization

(12,088,790
)

(1,083,075
)

(6,872,631
)

(20,044,496
)

(15,176,499
)

(1,970,140
)

(17,146,639
)

 Totals

$
15,061,102

$
3,028,619

$
8,444,118

$
26,533,839

$
15,294,307

$
27,071,192

$
42,365,499

    Lease intangibles and the value of assumed lease obligations at June 30, 2014 were as follows:

 Leases

 In-place

 Leasing

 Costs

 Above

 Market

 Leases

 Total

 Below

 Market

 Leases

 Above Market

 Ground Leases

 Total

 Cost

$
27,149,892

$
3,142,576

$
15,316,749

$
45,609,217

$
30,470,806

$
29,041,332

$
59,512,138

   Less: accumulated

   Amortization

(9,520,879
)

(645,416
)

(5,429,949
)

(15,596,244
)

(12,700,516
)

(1,532,331
)

(14,232,847
)

 Totals

$
17,629,013

$
2,497,160

$
9,886,800

$
30,012,973

$
17,770,290

$
27,509,001

$
45,279,291

    The aggregate amortization of leases in-place and leasing costs included in amortization expense for the years ended June 30, 2015, 2014, and 2013 were $3,005,570, $3,087,330, and $2,947,812, respectively.

    The aggregate amortization of above market ground leases included as a reduction of ground rent expense for the years ended June 30, 2015, 2014, and 2013 were $437,809, $437,809, and $437,808, respectively.

    The aggregate amortization of above market leases included as a reduction of base rental income for the years ended June 30, 2015, 2014, and 2013 were $1,442,682, $1,544,576, and $1,548,129, respectively.

    The aggregate amortization of below market leases included in base rental income for the years ended June 30, 2015, 2014, and 2013 were $2,475,983, $2,821,032, and $3,287,160, respectively.

    The estimated amortization of lease intangibles for each of the five years subsequent to June 30, 2015 and thereafter is as follows:

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

(Amounts in US dollars)

    NOTE 4: LEASE INTANGIBLES (CONTINUED)

 Leases

 In-place

 Leasing

 Costs

 Above Market Leases

 Total

 Below Market Leases

 Above Market Ground Leases

 Total

 2016

$
2,541,147

$
448,938

$
1,407,364

$
4,397,449

$
2,463,176

$
437,809

$
2,900,985

 2017

2,540,843

380,183

1,407,364

4,328,390

2,459,981

437,809

2,897,790

 2018

2,483,557

278,611

1,407,364

4,169,532

2,387,551

437,809

2,825,360

 2019

2,464,461

260,308

1,407,364

4,132,133

2,363,408

437,809

2,801,217

 2020

2,462,742

213,759

1,407,364

4,083,865

2,356,387

437,809

2,794,196

 Thereafter

2,568,352

1,446,820

1,407,298

5,422,470

3,263,804

24,882,147

28,145,951

 Totals

$
15,061,102

$
3,028,619

$
8,444,118

$
26,533,839

$
15,294,307

$
27,071,192

$
42,365,499

    NOTE 5: NOTE PAYABLE

    On December 30, 2010, Metropolitan’s existing note agreements with Royal Bank of Canada (the “Lender”) were amended and restated. The outstanding balance of the Amended Note was $115,000,000. The Amended Note bears interest at (i) the London InterBank Offered Rate ("LIBOR") plus 400 basis points, or (ii) Prime Rate plus Prime Rate Margin, if converted into a Prime Rate Loan. The Amended Note provides for a maximum interest rate of 5.25% through February 29, 2012 and 6.25% from March 1, 2012 through August 31, 2015 and matures on August 1, 2017. The interest rate was 4.18% at June 30, 2015.  Interest expense amounted to $4,786,205, $4,789,913, and $4,843,275 for the years ended June 30, 2015, 2014, and 2013, respectively.

    Pursuant to a cash management agreement with the Lender, all rents collected are required to be deposited in a clearing account and all funds are disbursed in accordance with the Loan agreement, including the funding of all reserve accounts. In addition, after payment of debt service, operating expenses and other expenses, as defined, forty percent (40%) of all the remaining cash flow in the cash management account is applied to the outstanding principal balance of the loan on a monthly basis. As of June 30, 2015 and 2014, the outstanding principal balance of the Amended Note is $113,201,357 and $113,201,357, respectively.

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

June 30, 2015, 2014 and 2013

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

    For the year ended June 30, 2015, Ground Lease and Ground Sub-sublease expense amounted to $45,136,545 and $759,000, respectively, after giving effect to straight-line rent adjustments of $28,414,754 and $0, respectively. For the year ended June 30, 2014, Ground Lease and Ground Sub-sublease expense amounted to $45,136,544 and $759,000, respectively, after giving effect to straight-line rent adjustments of $28,822,593 and $0, respectively. For the year ended June 30, 2013, Ground Lease and Ground Sub-sublease expenses amounted to $45,136,545 and $759,000, respectively, after giving effect to straight-line rent adjustments of $29,220,501 and $0, respectively.

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

June 30, 2015, 2014 and 2013

(Amounts in US dollars)

    NOTE 6: GROUND LEASE (CONTINUED)

 Purchase Date

 Target IRR

 April 30, 2020

7.47
%

 April 30, 2037

7.67
%

 April 30, 2047

7.92
%

 April 30, 2057

8.17
%

 April 30, 2067

8.42
%

 April 30, 2077

8.67
%

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

    Future minimum annual ground rents due before giving effect to the fair market value adjustments which are not determinable at the present time are as follows for the five years subsequent to June 30, 2015, and thereafter:

 Ground Lease

 Ground Sub-Sublease

 Total

 2016

$
17,139,836

$
759,000

$
17,898,836

 2017

17,568,332

759,000

18,327,332

 2018

18,007,540

759,000

18,766,540

 2019

18,457,729

759,000

19,216,729

 2020

18,934,872

632,500

19,567,372

 Thereafter

2,837,562,375

-

2,837,562,375

 Total

$
2,927,670,684

$
3,668,500

$
2,931,339,184

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

(Amounts in US dollars)

    NOTE 7: TENANT LEASES

    The Company leases space in the Property to tenants under long-term noncancelable operating leases.

    Future minimum annual base rents due from noncancelable operating leases in each of the five years subsequent to June 30, 2015 and thereafter are as follows:

 2016

$
39,207,929

 2017

40,626,201

 2018

38,220,542

 2019

37,075,235

 2020

36,531,739

 Thereafter

59,314,354

 Total

$
250,976,000

    For the year ended June 30, 2015, 2014, and 2013, approximately 71%, 75%, and 77%, respectively, of the Company's base rent before amortization of above and below market bases was from one law firm tenant. For the year ended June 30, 2015, the approximate rental revenue from the one law firm tenant amounted to $27,675,000 of which $0 amounts remain outstanding. For the year ended June 30, 2014, the approximate rental revenue from the one law firm tenant amounted to $27,200,000 of which $0 amounts remain outstanding. For the year ended June 30, 2013, the approximate rental revenue from the one law firm tenant amounted to $26,900,000 of which $0 amounts remained outstanding. Law firms accounted for approximately 79%, 83%, and 82% of the Property’s total base rent for the years ended June 30, 2015, 2014, and 2013, respectively.

    At June 30, 2015, 2014, and 2013, the Property was approximately 92%, 89%, and 86% leased, respectively.

    NOTE 8: RELATED PARTY TRANSACTIONS

    On April 20, 2011, Lipstick Management LLC (“LM”), an affiliate of the Company, entered into an agreement with the Company’s lender which provides that the Company would be directly responsible for certain fees that are payable to Herald Square Properties LLC (“HSP”). HSP is a 49% owner in LM. LM and the Company are affiliated by common ownership. These fees are based on a consulting agreement between LM and HSP which provides a monthly fee of $12,000. As of January 1, 2013, the Company renewed the contract with HSP which provides a monthly fee of $22,000. As of January 1, 2014, the parties agreed to extend the agreement for one year. The parties have the right to terminate this agreement at any time upon thirty (30) days written notice served to the other party. The total management consulting fee for the year ended June 30, 2015, 2014, and 2013, included in management fees in the accompanying statement of operations, amounted to $264,000, $264,000, and $204,000, respectively.

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

(Amounts in US dollars)

    NOTE 8: RELATED PARTY TRANSACTIONS (CONTINUED)

    On May 3, 2011, the Company entered into an asset management agreement with LM. The Company is charged an asset management fee of 1% of its consolidated gross revenues. Asset management fees incurred to LM amounted to $449,189 for the year ended June 30, 2015, $409,084 for the year ended June 30, 2014, and $398,898 for the year ended June 30, 2013, of which $38,280, $272,763, and $63,826 were unpaid at June 30, 2015, 2014, and 2013, respectively, and is included in due to related party in the accompanying balance sheet. Asset management fees are included in management fees in the accompanying statement of operations.

    Effective August 1, 2011, LM leased office space from the Company. The term of the agreement is for five years expiring July 31, 2016. The total amount of rental income earned for the years ended June 30, 2015, 2014, and 2013 amounted to $203,916 for all three years.

    Balances with related companies are as follows:

 2015

 2014

 Due from related party:

   Lipstick Management LLC

$
123,959

$
120,274

   Rigby 183 LLC

405

-

   I Madison LLC

310

-

   IRSA International LLC

355

-

$
125,029

$
120,274

    The above amount represents expenses paid by the Company on behalf of related companies, which will be reimbursed by related companies.

 2015

 2014

 Due to related party:

    IRSA International, LLC

$
(39,979
)

$
(39,979
)

    Lipstick Management LLC

(38,280
)

(272,763
)

    IRSA Inversiones y Representaciones

        Sociedad Anonima

(240,874
)

(240,874
)

$
(319,133
)

$
(553,616
)

New Lipstick LLC and Subsidiary

(A Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2015, 2014 and 2013

(Amounts in US dollars)

    NOTE 9: PROPERTY MANAGEMENT

    On December 30, 2010, a property management agreement was entered into with a third party. The term of the property management agreement will continue on a month-to-month basis. The Company is charged a monthly property management fee of approximately $22,917. The total property management fee for the years ended June 30, 2015, 2014, and 2013, included in management fees in the accompanying statement of operations, amounted to $275,000 of which $0 is unpaid as of June 30, 2014 and 2013, and $22,917 was unpaid as of June 30, 2015.