Form 20-F
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2016-11-01
CIK 933267

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ]
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016

OR

[  ]
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Bolívar 108
(C1066AAD)
Buenos Aires, Argentina
(Address of principal executive offices)

Matías Gaivironsky
Chief Financial and Administrative Officer
Tel +54(11) 4323-7449 finanzas@irsa.com.ar
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

Securities registered or to be registered pursuant to Section 12 (g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None

The number of outstanding shares of the issuers common stock as of June 30, 2016 was 578,676,460.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:   x Yes  oNo

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.  xYes  oNo

If the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.  xYes  oNo

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or of such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  xYes  oNo

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

Large accelerated filer o  Accelerated filer x  Non-accelerated filer o

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP o   International Financial Reporting Standards as issued by the International Accounting statements included in this filing: x   Other o

If other has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   Item 17 o  Item 18 o

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   xYes   o No

 Table of Contents

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

i

ITEM 7. Major Shareholders and Related Party Transactions	171
A. Major Shareholders	171
B. Related Party Transactions	172
C. Interests of Experts and Counsel	175
ITEM 8. Financial information	175
A. Consolidated Statements and Other Financial Information	175
B. Significant Changes.	182
ITEM 9. The Offer and Listing	182
A. Offer and Listing Details	182
B. Plan of Distribution	183
C. Markets	183
D. Selling Shareholders	185
E. Dilution	185
F. Expenses of the Issue	186
ITEM 10. Additional Information	186
A. Share Capital	186
B. Memorandum and Articles of Association	186
C. Material Contracts	191
D. Exchange Controls	191
E. Taxation	195
F. Dividends and Paying Agents	201
G. Statement by Experts	201
H. Documents on display	201
I. Subsidiary Information	201
ITEM 11. Quantitative and qualitative disclosures about market risk	201
ITEM 12. Description of Other than Equity Securities	201
A. Debt Secuirities	201
B. Warrants and Rights	201
C. Other Securities	202
D. American Depositary Shares	202
PART II	202
ITEM 13. Defaults, Dividend Arrearages and Delinquencies	202
ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	202
A. Fair Price Provision	202
B. Limitations on the payment of dividends.	204
ITEM 15. Controls and Procedures	204

A. Disclosure Controls and Procedures.	204
B. Management’s Annual Report on Internal Control Over FinancialReporting	204
C. Attestation Report of the Registered Public Accounting Firm	205
D. Changes in Internal Control Over FinancialReporting	205
ITEM 16.	205
A. Audit Committee Financial Expert	205
B. Code of Ethics	205
C. Principal Accountant Fees and Services	205
D. Exemption from the Listing Standards for Audit Committees	205
E. Purchase of Equity Securities by the Issuer and its Affiliates	205
F. Change in Registrant’s CertifyingAccountant	205
G. Corporate Governance	205
H. Mine Safety Disclosures	207
PART III	208
ITEM 17. Financial Statements	208
ITEM 18. Financial Statements	208
ITEM 19. EXHIBITS	208

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.

This annual report includes forward-looking statements, principally under the captions “Summary”, “Item 3.D. Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

·
changes in general economic, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or in Israel or changes in developed or emerging markets;

·
changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

·
inflation and deflation;

·
fluctuations in prevailing interest rates;

·
current and future government regulation;

·
adverse legal or regulatory disputes or proceedings;

·
fluctuations and declines in the value of Argentine public debt;

·
political events, civil strife and armed conflicts;

·
government intervention in the private sector, including through nationalization, expropriation, labor regulation or other actions;

·
restrictions on transfer of foreign currencies;

·
competition in the shopping center sector, office or other commercial properties and related industries;

·
potential loss of significant tenants at our shopping centers, offices or other commercial properties;

·
our ability to timely transact in the real estate market in Argentina or Israel;

·
our ability to meet our debt obligations;

·
shifts in consumer purchasing habits and trends;

·
technological changes and our potential inability to implement new technologies;

·
deterioration in regional, national or global businesses and economic conditions;

·
fluctuations and declines in the exchange rate of the Peso and the NIS against other currencies;

·
risks related to our investment in Israel; and

·
the risk factors discussed under “Item 3.D. Risk Factors”.

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “foresee”, “understand” and similar other words identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

As of June 30, 2016, the Company has established two operations centers to manage its global business, “Operations Center in Argentina” and “Operations Center in Israel.”

You should not place undue reliance on such statements which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future.

CERTAIN MEASUREMENTS AND TERMS

As used throughout this annual report, the terms “IRSA”, the “Company”, “we”, “us” and “our” refer to IRSA Inversiones y Representaciones Sociedad Anónima, together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

In Argentina the standard measure of area in the real estate market is the square meter (m2), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this annual report (e.g., gross leasable area of buildings (or “GLA”) and size of undeveloped land) are expressed in terms of square meters. One square meter is equal to approximately 10.764 square feet. One hectare is equal to approximately 10,000 square meters and to approximately 2.47 acres.

As used herein: “GLA” or “gross leasable area”, in the case of shopping centers, refers to the total leasable area of the property, regardless of our ownership interest in such property (excluding common areas and parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated).

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

This annual report contains our Audited Consolidated Financial Statements as of June 30, 2016 and 2015 for our fiscal years ended June 30, 2016, 2015 and 2014 (our “Audited Consolidated Financial Statements”). Our Audited Consolidated Financial Statements included elsewhere herein have been audited by Price Waterhouse & Co S.R.L. City of Buenos Aires, Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Pursuant to Resolution N° 562/09 issued by the Argentine Comisión Nacional de Valores (“CNV”), as subsequently amended by Resolution N° 576/10, and further amended and restated by Resolution N° 622/13 (the “CNV Rules”), all listed companies in Argentina with certain exceptions (i.e., financial institutions and insurance entities) were required to present their consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Therefore, in 2013 we prepared for the first time our Consolidated Financial Statements under IFRS for our financial year ended June 30, 2013, which included comparative financial information for the year ended June 30, 2012. All IFRS issued by the IASB effective at the time of preparing the Audited Consolidated Financial Statements have been applied. The opening IFRS statement of financial position was prepared as of our transition date of July 1, 2011.

On October 11, 2015, the Company, through its subsidiaries, obtained control of IDB Development Corporation (“IDBD”). IDBD’s fiscal year ends on December 31 each year and the Company’s fiscal year ends on June 30. IDBD’s quarterly and annual reporting follows the guidelines of Israeli accounting standards, which means that the information is only available to IRSA after the applicable statutory periods expire. Therefore, the Company has started to consolidate IDBD’s results of operations with a three-month lag, adjusted for the effects of material transactions that may have taken place during the reported period. Hence, IDBD’s results of operations for the period beginning on October 11, 2015 (the date the Company obtained control of IDBD) through March 31, 2016, are included in the Company’s consolidated statement of comprehensive income for the fiscal year ended June 30, 2016, adjusted by such material transactions that occurred between April 1 and June 30, 2016, mainly due to the decrease of the market price of Clal’s shares and the impact of such decrease in our registration of the investment in Clal.

Given the materiality of IDBD’s results on the Company’s consolidated results, the Company had to make changes on the presentation format of its financial information for ease of analysis. The most significant change is in line with the new organizational structure, which was split into two large operations centers in Argentina and Israel. In this regard, changes have been made to certain notes and tables and their respective order, classification and content, on a geographic basis and taking into consideration the significance of the Company’s global operations following IDBD’s consolidation.

v

As of June 30, 2016, the Company has established two Operations Centers to manage its global business, mainly through the following companies:

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

Solely for the convenience of the reader, we have translated certain Peso amounts into U.S. dollars at the offer exchange rate quoted by Banco de la Nación Argentina for June 30, 2016, which was Ps.15.04=U.S.$1.00. We have also translated certain NIS amounts into U.S. dollars at the offer exchange rate for June 30, 2016 which was NIS 3.8575=U.S.$1.00. We make no representation that the Peso, NIS or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all.

PART I

ITEM 1.                 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This item is not applicable.

ITEM 2.                 OFFER STATISTICS AND EXPECTED TIMETABLE

This item is not applicable.

ITEM 3.                 KEY INFORMATION

A.           Selected Consolidated Financial Data

The following selected consolidated financial data has been derived from our consolidated financial statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with our Audited Consolidated Financial Statements included under Item 8. “Financial Information” and the discussion in Item 5. “Operating and Financial Review and Prospects”. The selected Consolidated Statement of Comprehensive Income data for the years ended June 30, 2016, 2015 and 2014, and the selected consolidated balance sheet data as of June 30, 2016 and 2015 have been derived from our consolidated financial statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., City of Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm.

On October 11, 2015, we acquired control of IDBD. In conformity with IFRS 3, IDBD’s information is included in our financial statements since the acquisition date, without affecting the information from previous years. Therefore, the consolidated financial information for periods after the acquisition date is not comparable to previous periods. For more information see Item 5. “Operating and Financial Review and Prospects−Factors Affecting Comparability of our Results.”

Summary Consolidated Financial and Other Information for IRSA

	For the fiscal year ended June 30,
	2016	2016	2015	2014	2013	2012
	(in millions of US$) (ii)	(in millions of Ps.) (i)
Consolidated Statements of Operations
Revenues	2,173	32,675	3,403	2,845	2,187	1,790
Costs	(1,496)	(22,499)	(1,511)	(1,354)	(1,088)	(859)
Gross profit	677	10,176	1,892	1,491	1,099	931

Gain from disposal of investment properties	74	1,113	1,163	236	184	117
General and administrative expenses	(129)	(1,933)	(374)	(297)	(195)	(174)
Selling expenses	(395)	(5,948)	(194)	(146)	(106)	(85)
Other operating results, net	2	24	28	(46)	93	(32)
Profit from operations	228	3,432	2,515	1,238	1,076	757

Share of profit/ (loss) of associates and joint ventures	30	447	(1,023)	(414)	(7)	12
Profit from operations before financial results and income tax	258	3,879	1,492	824	1,068	769

Finance income	119	1,788	137	132	120	105
Finance costs	(395)	(5,938)	(1,107)	(1,749)	(772)	(528)
Other financial results	(58)	(870)	37	(102)	15	(4)
Financial results, net	(334)	(5,020)	(933)	(1,719)	(638)	(427)
(Loss)/ profit before income tax	(76)	(1,141)	559	(895)	430	342
Income tax expense	(10)	(149)	(489)	64	(133)	(117)
(Loss)/ profit for the year	(86)	(1,290)	70	(831)	297	225

Attributable to:
Equity holders of the parent	(46)	(693)	(41)	(786)	239	204
Non-controlling interest	(40)	(597)	111	(45)	58	21
(Loss)/ profit per common share attributable

to equity holders of the parent:
Basic	(0.08)	(1.21)	(0.07)	(1.36)	0.41	0.35
Diluted	(0.08)	(1.21)	(0.07)	(1.36)	0.41	0.35

Consolidated Statements of Comprehensive Operations (Loss) / profit for the year	(86)	(1,290)	70	(831)	297	225
Other comprehensive (loss)/ income:
Currency translation adjustment	(51)	(760)	(164)	472	58	18
Share of currency translation adjustment of joint ventures and associates accounted for using the equity method	317	4,765	56	(29)	(1)	(3)
Share of change in the fair value of hedging instruments of associates and joint ventures accounted for using the equity method	(6)	(93)	-	-	-	-
Items that may not be reclassified subsequently to profit or loss, net of income tax
Actuarial loss from defined benefit plans net of income taxes	(3)	(42)	-	-	-	-
Other comprehensive income / (loss) for the year	257	3,870	(108)	443	57	15
Total comprehensive income / (loss) for the year	172	2,580	(38)	(388)	354	240

Attributable to:
Equity holders of the parent	(56)	(840)	(165)	(438)	288	219
Non-controlling interest	227	3,420	127	50	66	21

CASH FLOW DATA

Net cash generated by operating activities	275	4,139	834	1,022	863	692
Net cash generated by /(used in) investing activities	546	8,210	261	(917)	(46)	(247)
Net cash used in financing activities	(264)	(3,968)	(1,390)	(597)	(306)	(493)

	For the fiscal year ended June 30,
	2016	2016	2015	2014	2013	2012
	(in millions of US$)(ii)	(in millions of Ps.) (i)
Consolidated Statements of Financial Position
ASSETS
Non-current assets
Investment properties	3,316	49,872	3,490	3,270	3,983	3,266
Property, plant and equipment	1,599	24,055	243	220	213	228
Trading properties	297	4,471	128	131	94	83
Intangible assets	782	11,763	127	124	173	123
Investment in associates and joint ventures	1,080	16,236	2,552	2,261	1,424	1,446
Deferred income tax assets	42	638	53	369	85	34
Income tax and Minimum Presumed Income Tax (“MPIT”) credit	8	123	109	110	130	103
Restricted assets	4	54	-	-	11	-
Trade and other receivables	229	3,441	115	92	85	93
Employee benefits	-	4	-	-	-	-
Investments in financial assets	148	2,226	703	275	267	656
Financial assets held for sale	222	3,346	-	-	-	-
Derivative financial instruments	1	8	206	-	21	18
Total non-current assets	7,729	116,237	7,726	6,851	6,487	6,050
Current Assets
Trading properties	16	241	3	5	12	10
Inventories	216	3,246	23	17	16	16
Restricted assets	38	564	9	-	1	-
Income tax and Minimum Presumed Income Tax (“MPIT”) credit	34	506	19	16	-	-
Financial assets held for sale	84	1,256	-	1,358	-	-
Trade and other receivables	892	13,409	1,143	707	769	476
Investments in financial assets	642	9,656	295	234	244	79
Derivative financial instruments	1	19	29	13	-	-

	For the fiscal year ended June 30,
	2016	2016	2015	2014	2013	2012
	(in millions of US$)(ii)	(in millions of Ps.) (i)
Cash and cash equivalents	922	13,866	375	610	797	259
Total Current Assets	2,843	42,763	1,896	2,959	1,839	839
TOTAL ASSETS	10,572	159,000	9,622	9,810	8,327	6,889

SHAREHOLDERS’ EQUITY
Share capital	38	575	574	574	579	579
Treasury shares	-	4	5	5	-	-
Inflation adjustment of share capital and treasury shares	8	123	123	123	123	274
Share premium	53	793	793	793	793	793
Additional paid-in capital from treasury shares	1	16	7	-	-	-
Legal reserve	8	117	117	117	85	71
Special reserve	-	4	4	375	395	-
Other reserves	48	726	299	806	532	421
Accumulated deficit	(83)	(1,243)	(40)	(785)	239	511
Total capital and reserves attributable to equity holders	74	1,115	1,882	2,008	2,746	2,649
Non-controlling interest	824	12,386	376	548	385	390
TOTAL SHAREHOLDERS’ EQUITY	898	13,501	2,258	2,556	3,131	3,039

LIABILITIES
Non-current liabilities
Trade and other payables	101	1,518	255	203	211	167
Borrowings	6,029	90,680	3,736	3,756	2,923	2,048
Derivative financial instruments	7	105	265	321	-	-
Deferred income tax liabilities	503	7,571	51	346	396	411
Employee benefits	46	689	-	-	-	-
Salaries and social security liabilities	1	11	2	4	3	-
Provisions	88	1,325	374	205	58	18
Total non-current liabilities	6,775	101,899	4,683	4,835	3,591	2,644

Current liabilities
Trade and other payables	1,188	17,874	896	679	677	492
Borrowings	1,480	22,252	1,237	737	773	558
Derivative financial instruments	7	112	238	14	2	-
Salaries and social security liabilities	113	1,707	123	99	49	40
Provisions	69	1,039	52	18	14	2
Income tax and Minimum Presumed Income Tax (“MPIT”) liabilities	41	616	135	65	91	114
Liabilities held for sale	-	-	-	807	-	-
Total current liabilities	2,899	43,600	2,681	2,419	1,605	1,206
TOTAL LIABILITIES	9,674	145,499	7,364	7,254	5,196	3,850
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	10,572	159,000	9,622	9,810	8,327	6,889

	For the fiscal year ended June 30,
	2016	2016	2015	2014	2013	2012
OTHER FINANCIAL DATA	(in millions of US$) (ii)	(in millions of Ps.) (i)
Basic net (loss)/ income per common share	(0.08)	(1.21)	(0.07)	(1.36)	0.41	0.35
Diluted net (loss)/ income per common share	(0.08)	(1.21)	(0.07)	(1.36)	0.41	0.35
Basic net (loss)/ income per GDS	(0.80)	(12.05)	(0.72)	(13.60)	4.10	3.50
Diluted net (loss)/ income per GDS	(0.80)	(12.05)	(0.71)	(13.60)	4.10	3.50
Diluted weighted – average number of common shares	574,928,361	574,928,361	573,779,206	575,932,689	578,676,460	578,676,460
Depreciation and amortization	179	2,694	175	226	220	169
Capital expenditures	157	2,369	532	318	921	134
Working capital	(56)	(837)	(783)	540	234	(366)
Ratio of current assets to current liabilities	0.98	0.98	0.71	1.22	1.15	0.70
Ratio of shareholders’ equity to total liabilities	0.09	0.09	0.31	0.35	0.60	0.79
Ratio of non current assets to total assets	0.73	0.73	0.80	0.70	0.78	0.88
Dividend paid	(7)	(106)	(69)	(113)	(240)	(263)
Dividends per common share	(0.01)	(0.18)	(0.12)	(0.20)	(0.41)	(0.45)
Dividends per GDS	(0.12)	(1.84)	(1.20)	(1.97)	(4.14)	(4.54)
Number of common shares outstanding	575,153,497	575,153,497	574,450,945	573,771,763	578,676,460	578,676,460
Capital stock	38	575	574	574	579	579
_________________
(i) Totals may not sum due to rounding.
(ii) Solely for the convenience of the reader we have translated Peso amounts into U.S. Dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of June 30, 2016, which was Ps.15.04 per US$1.00. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates”. Totals may not sum due to rounding.

LOCAL EXCHANGE MARKET AND EXCHANGE RATES

During 2001 and 2015, Argentine government had established a series of exchange control measures that restricted the free disposition of funds and the transfer of funds abroad. To 2011, the Argentine government had significantly curtailed access to foreign exchange by individuals and private sector entities, making it necessary, among other things, to obtain prior approval from the Central Bank to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina.

With the change of government, and political color, in December 2015, one of the first measures taken by the Argentine government was to lift the principal restrictions that limited access to individuals to foreign exchange market. In this connection, Communication “A” 5850 of the Central Bank admitted again the possibility for individuals to have access to the local market, however, up to a certain amount of money. As local economy became stable in Argentina, and local markets reopened to foreign commerce, the Central Bank issued on August 2016 Communication “A” 6037 that lifted all remaining limitations. Nowadays, all individuals have unrestrictive access to the local exchange market, according to the conditions and procedures that are explained in this document.

The following table shows the maximum, minimum, average and closing exchange rates for each period applicable to purchases of U.S. dollars.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended June 30, 2012	4.5070	4.1250	4.3016	4.5070
Fiscal year ended June 30, 2013	5.3680	4.5650	4.9339	5.3680
Fiscal year ended June 30, 2014	8.0830	5.4850	6.9333	8.0830
Fiscal year ended June 30, 2015	9.0380	8.163	8.5748	9.0380
Fiscal year ended June 30, 2016	15.7500	9.1400	12.2769	14.9900
Month ended April 30, 2016	14.7400	14.0000	14.3367	14.2000
Month ended May 31, 2016	14.1900	13.8700	14.0720	13.9410
Month ended June 30, 2016	15.2500	13.6950	14.1343	14.9900
Month ended July 31, 2016	15.1000	14.5100	14.8410	14.9600
Month ended August 31, 2016	15.0500	14.6100	14.7899	14.8800
Month ended September 30, 2016	15.3400	14.8500	15.0666	15.2600
October 2016 (through October 13, 2016)	15.1600	15.0200	15.1153	15.0820
_________________
SOURCE: CENTRAL BANK
 (1) Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina “foreign currency exchange rate”, against Pesos.
(2) The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3) The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4) Average exchange rates at the end of the month.

Although exchange control regulations were lifted on August 2016, certain regulations regarding the registration, disbursement, payment of principal and interest and prepayments, among other exchange control measures related to foreign indebtedness, remain in place, and we cannot give you any assurance that additional exchange control regulations will not be adopted in the future. See “Risk Factors— Risks Relating to Argentina—Exchange controls and restrictions on transfers abroad and capital inflow restrictions have been limited in the past and may limit the availability of international credit.”

Exchange controls regulations currently in effect in Argentina include those described below.

Registration Requirements

A debtor must inform the Central Bank of any foreign indebtedness (financial and commercial) it incurs and must register and validate such indebtedness in accordance with Communication “A” 3602. Compliance with such information with the Central Bank is required in order to enable such debtor to purchase foreign currency in the Argentine foreign exchange market for the purpose of servicing such foreign indebtedness, among others.

In addition, all new foreign indebtedness of Argentine residents, as well as any refinancing of existing foreign debt, must provide that principal repayments thereunder are subject to a 120-day waiting period in which principal cannot be paid.

Disbursements

Pursuant to Communication “A” 5850, Argentine residents are no longer obliged to settle proceeds received from foreign indebtedness through the local exchange market. According to Communication “A” 6037, Argentine residents will have access to the local exchange money also  at the time of repayment of principal and interests. Principal and Interest Payments

Foreign currency necessary to pay principal and interest on foreign indebtedness, according to Communication “A” 5850 and Communication “A” 6037 can be purchased in the local exchange market.

Corporate Profits and Dividends

Pursuant to foreign exchange regulations, Argentine companies may freely access the MULC for remittances abroad to pay earnings and dividends in-so-far as they arise from closed and fully audited balance sheets and have satisfied applicable certification requirements.

Restrictions on Foreign Indebtedness

In June 2005, the Argentine government imposed certain additional restrictions on inflows and outflows of foreign currency to the Argentine foreign exchange market through Decree No. 616/2005 as amended and supplemented by Resolution 3/2015, such as:

Minimum Term of Indebtedness

Financial indebtedness incurred by Argentine residents with foreign creditors (including refinancing of existing indebtedness) must be agreed upon and cancelled within terms of no less than 120 calendar days (waiting period), whatever the form of repayment thereof. Additionally, no prepayment of such indebtedness may be made prior to the expiration of such term, irrespective of the payment method and whether or not termination entails the execution of a foreign exchange trade in the local market.

Local Bank Account

The results of inflows in the local exchange market required to be credited in an account opened by a local financial entity, which can be denominated in either local or foreign currency.

No Restrictions on Residents on the Purchase of Foreign Currency

Other Exchange Control Measures

Subject to certain conditions, Central Bank regulations allow the purchase of foreign currency in the Argentine foreign exchange market for purposes of making payments on account of financial derivatives.

The following table shows the maximum, minimum, average and closing exchange rates for each period applicable to purchases of New Israeli Shekels (NIS).

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended June 30, 2014	3.6213	3.4320	3.5075	3.4320
Fiscal year ended June 30, 2015	3.9831	3.4260	3.8064	3.7747
Fiscal year ended June 30, 2016	3.9604	3.7364	3.8599	3.8596
Month ended April 30, 2016	3.8139	3.7364	3.7722	3.7364
Month ended May 31, 2016	3.8869	3.7511	3.8156	3.8526
Month ended June 30, 2016	3.8905	3.8141	3.8558	3.8596
Month ended July 31, 2016	3.8875	3.8131	3.8570	3.8131
Month ended August 31, 2016	3.8362	3.7592	3.7946	3.7768
Month ended September 30, 2016	3.7853	3.7464	3.7642	3.7464
October 2016 (through October 13, 2016)	3.8155	3.7464	3.7901	3.8042

_________________
Source: Bloomberg
(1)
Average between the offer exchange rate and the bid exchange rate of the New Israeli Shekel against the U.S. dollar.
(2)
The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)
The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)
Average exchange rates at the end of the month.

B.           Capitalization and Indebtedness

This section is not applicable.

C.           Reasons for the Offer and Use of Proceeds

This section is not applicable.

D.           Risk Factors

You should carefully consider the risks described below, in addition to the other information contained in this annual report, before making an investment decision. We also may face additional risks and uncertainties not currently known to us, or which as of the date of this annual report we might not consider significant, which may adversely affect our business. In general, you take more risk when you invest in securities of issuers in emerging markets, such as Argentina, than when you invest in securities of issuers in the United States, and certain other markets. You should understand that an investment in our common shares and Global Depository Shares (“GDSs”) involves a high degree of risk, including the possibility of loss of your entire investment.

Operations Center in Argentina

Risks Relating to Argentina

We depend on macroeconomic and political conditions in Argentina.

We are exposed to economic conditions in Argentina, considering that as of the date of this annual report, substantially all of our assets were located in Argentina and all of our activities are conducted in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation, and may experience further volatility in the future.

The ongoing economic slowdown suggests uncertainty as to whether the economic growth experienced in the past decade is sustainable. This is mainly because economic growth was initially dependent on a significant devaluation of the Peso, excess production capacity resulting from a long period of deep recession and high commodity prices. Furthermore, the economy has suffered from a sustained erosion of direct investment and capital investment. After the 2001 economic crisis, Argentina recovered with significant increases in gross domestic product (“GDP”) at an average of 8.5% on an annual basis between 2003 and 2008. As a result of the 2008 global financial crisis, Argentina GDP’s growth rate decreased to 0.9% in 2009, though growth rebounded to 9.2% in 2010 and 8.9% in 2011. During 2012, the Argentine economy experienced a slowdown, with GDP increasing at a rate of 1.9%. In March 2014, the Argentine government announced a new method of calculating GDP as requested by the International Monetary Fund (“IMF”) (using 2004 as the base year instead of 1993, which was the base reference year used in the prior method of GDP calculation). Following changes in the methodology used in calculating GDP, the National Institute of Statistics (Instituto Nacional de Estadísticas y Censos or “INDEC” as per its acronym in Spanish) reported that Argentina’s GDP’s growth rate for 2013 was 3%, 0.5% for 2014, this decrease was principally due to the deceleration of the global economy and prevailing macroeconomic conditions in Argentina during 2014, and 2.3% for 2015. As of July 31, 2016, the Monthly Economic Activity Estimator (Estimador Mensual de Actividad Económica, or the “EMAE”) decreased 5.9%, relative to the same period in the prior year, according to data published by the INDEC. Argentina’s relative stability since 2002 has been affected by increased social and political tension and government intervention in the economy.

Our business depends to a significant extent on macroeconomic and political conditions in Argentina. In early December 2015 Mr. Mauricio Macri, was elected in Argentina. The President is expected, that hindered economic worth to continue promoting legal measures to reverse some of the previous presidential administrations, especially economic policies and exchange control regulations. However, until any changes in laws and regulations are enacted, we are uncertain how any such changes may affect our business and results of operations. Deterioration of the country’s economy would likely have a significant adverse effect on our business, financial condition and results of operations.

There are concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC began to calculate the CPI, based on the monthly average of a weighted basket of consumer goods and services to reflect the pattern of consumption of Argentine households. At the time that the INDEC adopted this change in methodology the Argentine government also replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. In addition, the IMF requested a number of times that INDEC clarify its methodology for measuring inflation rates.

On November 23, 2010, the Argentine government began consulting with the IMF for technical assistance in order to prepare a new national CPI data with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started collaborating with the INDEC in order to create such an index. Notwithstanding such efforts, reports published by the IMF stated that its staff also used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, and such measures have shown inflation rates that are considerably higher than those published by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt measures to improve the quality of data used by the INDEC. At a meeting held on February 1, 2013, the Executive Board of the IMF emphasized that the progress in implementing remedial measures since September 2012 had been insufficient. As a result, the IMF has issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

In order to address the quality of official data, a new consumer price index denominated Urban National Consumer’s Price Index (Índice de Precios al Consumidor Nacional Urbano, or the “IPCNu”), was enacted on February 13, 2014. For the year ended December 31, 2014, the IPCNu was 23.9%. The IPCNu represents the first national indicator in Argentina to measure changes in prices of household goods for final consumption. While the previous price index only measured inflation in the Greater Buenos Aires area, the IPCNu is calculated by measuring prices of goods across the entire urban population of the 23 provinces of Argentina and the City of Buenos Aires. In addition, in February 2014, the INDEC released a new GDP index for 2013, equal to 3.0%, which differs from the GDP index originally released by the INDEC for the same period which was 5.5%. On December 15, 2014, the IMF recognized the progress of Argentine authorities to remedy the inaccurate provision of data, but has delayed the definitive evaluation of the new index. If the IMF finds that the methodology of INDEC for calculating a new measure of CPI or GDP is inaccurate, or concludes that its methodology should be adjusted, that could result in financial and economic consequences for Argentina, including a lack of access to financing from IMF. If the IMF adopts any measures that are adverse to Argentina, the Argentine economy could suffer adverse effects, either by limiting access to international financial markets or increasing the financing cost associated therewith, which in turn would adversely affect our financial condition and results of operations.

On January 8, 2016, as a result of the INDEC’s historical inability to produce reliable statistical data, the Macri administration issued an emergency decree and ceased publication of national statistics. The INDEC suspended all publications of statistical data until the technical reorganization process was completed and the administrative structure of the INDEC was recomposed.

After this process of reorganization and recovery, the INDEC began to gradually publish official data. In this regard, on June 15, 2016, July 13, 2016, August 12, 2016, September 13, 2016 and October 13, 2016 the INDEC published inflation data of the months of in May, June, July, August and September reflecting a monthly increase of 4.2%, 3.1%, 2.0%, 0.2% and 1.1%, respectively; however, at the date hereof, the CPI for the first four months of 2016 has not been published.

In addition, on June 29, 2016, the INDEC recalculated historical GDP data dating back to 2014, and GDP was estimated at 2.3% in 2013, a contraction of 2.6% in 2014, an increase to 2.4% in 2015 and an increase to 0.5% the first six month of 2016. Uncertainty still remains regarding the reliability related to the inaccuracy of the economic indicators remains a factor that negatively affects the economy of Argentina and our business. However, on October 5, 2016, concluded the first IMF audit over the Argentine’s public accounts, saying that the new government has achieved an important progress. As of the date of this annual report, the Argentine government was waiting for the final report of the IMF, which will possibly include the lifting of the censure against Argentina.

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

Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.

Inflation has, in the past, materially undermined the Argentine economy and the government’s ability to foster conditions that would permit stable growth. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors.  According to data published by the INDEC, the rate of inflation reached 10.9% in 2010, 9.5% in 2011, 10.8% in 2012, 10.9% in 2013, 23.9% in 2014, 11.9% in the ten-month period ended October, 31 2015. In response, the prior Argentine administration implemented programs to control inflation and monitor prices for essential goods and services, including freezing the prices of key products and services, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets.

In November 2015, the INDEC suspended the publication of the CPI. According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and the inflation rate was 6.5%, 4.2%, 2.7%, 3.0% and 3.4% in December 2015 and January, February, March and April 2016, respectively. According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 26.9% in 2015 and the inflation rate was 3.9%, 4.1%, 4.0%, 3.3% and 6.5% in December 2015 and January, February, March and April 2016, respectively. After implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of these reforms, in June 2016 the INDEC resumed its CPI publications. According to the INDEC, Argentina’s rate of inflation rate was 4.2%, 3.1%, 2.0%, 0.2% and 1.1% in May, June, July, August and September 2016, respectively.

A high inflation environment would undermine Argentina’s foreign competitiveness by diluting the effects of a peso devaluation, negatively impact the level of economic activity and employment and undermine confidence in Argentina’s banking system, which could further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt is adjusted by the Stabilization Coefficient (“Coeficiente de Estabilización de Referencia”, or “CER”), a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. A high level of uncertainty and a general lack of stability in terms of inflation could also lead to shortened contractual terms and affect the ability to plan and make decisions.

Inflation rates could escalate in the future, and there is uncertainty regarding the effects that the measures adopted, or that may be adopted in the future, by the Argentine government to control inflation may have. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our results of operations could be materially affected.

Foreign shareholders of companies operating in Argentina have initiated investment arbitration proceedings against Argentina that have resulted and could result in arbitral awards and/or injunctions against Argentina and its assets and, in turn, limit its financial resources.

In response to the emergency measures implemented by the Argentine government during the 2001-2002 economic crisis, a number of claims were filed before the International Centre for Settlement of Investment Disputes (the “ICSID”) against Argentina. Claimants allege that the emergency measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties by which Argentina was bound at the time.

As of the date of this annual report, there are four final awards issued by ICSID tribunals against Argentina for an aggregate total amount of US$470.66 million and Argentina is seeking the annulment of four additional awards for an aggregate total amount of US$831.73 million. There are six ongoing cases against Argentina before ICSID with claims totaling US$2.15 billion (including two cases with claims for amounts that are currently undetermined), and in three of these cases (with aggregate claims for US$2.08 billion) the ICSID tribunal has already ruled that it has jurisdiction. There are eight additional cases with claims totaling US$6.17 billion in which the parties agreed to suspend the proceedings pending settlement discussions (including the proceedings initiated by Task Force Argentina, an Italian bondholder association known as “TFA”). A successful completion of these negotiations could lead additional ICSID claimants to withdraw their claims, although Argentina can offer no assurance to this effect.

It is not certain that Argentina will prevail in having any or all of those cases dismissed, or that if awards in favor of the plaintiffs are granted, that it will succeed in having those awards annulled.

Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”) and under the rules of the International Chamber of Commerce (“ICC”). As of the date of this annual report, there are three final awards against Argentina for an aggregate total amount of US$246.27 million and Argentina is seeking the annulment of an additional award for US$96,509 million. There are three ongoing cases against Argentina before UNCITRAL and ICC tribunals with claims totaling US$625.08 million, including one case with a US$507.80 million claim in which the tribunal has already ruled that it has jurisdiction. There is one additional case with a claim of US$168.69 million in which the parties agreed to suspend the proceedings pending settlement discussions.

We cannot give any assurance that Argentina will prevail in having any or all of those cases dismissed, or that if awards in favor of the plaintiffs are granted, that it will succeed in having those awards annulled.

Ongoing claims before the ICSID tribunal and other arbitral tribunals could lead to new awards against Argentina, which could have a material adverse effect on our capacity to access to international credit.

Significant fluctuation in the value of the Peso may adversely affect the Argentine economy as well as our financial performance.

Since the strengthening of exchange controls began in late 2011, and upon the introduction of measures that have limited access to foreign currency by private companies and individuals (such as requiring an authorization of tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets compared to the corresponding quotations in the local market, has increased significantly over the official exchange rate. These measures were lifted on December 16, 2015. However, any reenactment of these measures may prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, if so, we cannot predict the impact of these changes on our financial condition and results of operations.

If the Peso continues to depreciate, all of the negative effects on the Argentine economy related to such devaluation could reappear, with adverse consequences on our business. Moreover, it would likely result in a material adverse effect in our business as a result of the exposure to financial commitments denominated in U.S. Dollar. While certain of our office space leases are denominated in U.S. dollars, we are only partially protected against depreciation of the Peso as payment is fixed in Pesos and there can be no assurance we will be able to maintain our U.S. Dollar-denominated leases.

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

Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and, as a result, our business and results of operations

In the past, the Argentine government has increased its direct intervention in the economy through the implementation or change of laws and regulations, such as, nationalizations or expropriations; restrictions on production, imports and exports; exchange and/or transfer restrictions; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; or delays or denials of governmental approvals.

In November 2008, the Argentine government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones. More recently, beginning in April 2012, the Argentine government provided for the nationalization of YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1277/2012. In February 2014, the Argentine government and Repsol S.A. (the former principal shareholder of YPF S.A.) announced that they had reached agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF S.A. shares. Such compensation totaled US$5 billion, payable by delivery of Argentine sovereign bonds with various maturities. In April 23, 2014, the agreement with Repsol was approved by the Argentine Congress and accordingly, in May 8, 2014, Repsol, S.A. received the relevant Argentine government bonds.

Additionally, on December 19, 2012, the Argentine government issued Decree No.2552/12, which, ordered the expropriation of the “Predio Rural de Palermo.” However, on January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that momentarily blocked the enforceability of Decree N° 2,552/2012; notwithstanding the foregoing on June 1, 2015, the injunction was released. On June 2, 2015, this decision was appealed, and as a result the aforementioned injuction is still effective and the effects of the Decree No.2552/12 remain blocked as of the date hereof. The Argentine government filed a motion to revoke the injuction which was rejected by the Federal Civil and Commercial Chamber and as a consequence the Argentine government filed an extraordinary motion with the Supreme Court, which was rejected and therefore the injunction remains effective. as of the date of this annual report the Argentine government has answered the claim and requested the registration of the litis. The court granted the registration of the litis and ordered to notify the plaintiff of the answer of the claim filed by the Argentine Government however the notification has not been received by the plaintiff. The Decree No.2552/12 may indirectly affect IRSA’s investment in Entertainment Holding S.A. (“EHSA”).

Furthermore, on May 18, 2015, we were notified that the Agencia de Administración de Bienes del Estado (“AABE”), revoked the concession agreement granted to our subsidiary Arcos del Gourmet S.A., through Resolution No. 170/2014. On June 2, 2015, we filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law have not been complied by the AABE. Furthermore, we filed an administrative appeal requesting the dismissal of the revocation of the agreement and a lawsuit seeking to declare the Resolution No. 170/2014 void. We also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this annual report, the “Distrito Arcos” shopping center continues to operate normally.

There are other recent examples of government intervention. In December 2012 and August 2013, the Argentine Congress established new regulations relating to domestic capital markets. The new regulations generally provide for increased intervention in the capital markets by the government, authorizing, for example, the CNV to appoint observers with the ability to veto the decisions of the board of directors of companies admitted to the public offering regime under certain circumstances and suspend the board of directors for a period of up to 180 days. Notwithstanding, the new government is working on an amendment to the Capital Markets Law, which will, among other things, take off the CNV the authorization to appoint observers mentioned before.

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

The Argentine presidential, congressional and certain municipal and state government elections that were held in October and November 2015 generated political uncertainty as to whether the new Argentine government, which took office on December 10, 2015, would implement changes in policy or regulation that could adversely affect the Argentine economy. As of the date of this annual report, the Argentine government has adopted a series of economic actions and foreign exchange regulations whose effects will be seen in the coming months. The President of Argentina and the Congress each have considerable power to determine governmental policies and actions that relate to the Argentine economy and, consequently, may affect our results of operations or financial condition. We can offer no assurances that the policies that may be implemented by the new Argentine government will not adversely affect our business, results of operations or financial condition.

The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to Ps.2,875, effective as of February 2013. The Argentine government increased the minimum monthly salary to Ps.3,300 in August 2013, to Ps.3,600 in January 2014, to Ps.4,400 in September 2014, to Ps.4,716 in January 2015, to Ps.5,588 in August 2015 and to Ps.6,060 from January 2016. Due to ongoing high levels of inflation, employers in both the public and private sectors continue to experience significant pressure from unions and their employees to increase salaries. During the first months of the year 2016, various unions have agreed with employers’ associations on salary increases between 30% and 35%.

In the future, the government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure for such measures. As of the date of this annual report, the government and labor representatives were engaged in negotiations to set national guidelines for salary increases during 2016. Any such increase in wage or worker benefit could result in added costs and reduced results operations for Argentine companies, including us.

Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are beyond our control, such as a decrease in the demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect the value of real estate properties. We cannot assure you that property values will increase or that they will not be reduced. Most of the properties we own are located in Argentina. As a result, a reduction in the value of properties in Argentina could materially affect our business.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.

According to current Argentine practices the Argentine government may impose restrictions on the exchange of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from investments in Argentina in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank, some of which are still in effect. With the administration of President Macri, many of the ongoing restrictions were lifted.

On January 7, 2003, the Central Bank issued communication “A” 3859, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. The transfer of funds abroad by local companies to pay annual dividends only to foreign shareholders, based on approved and fully audited financial statements, does not require formal approval by the Central Bank.

Notwithstanding the above, for many years, and as a consequence of a decrease in availability of U.S. dollars in Argentina, the previous Argentine government imposed informal restrictions on certain local companies and individuals for purchasing foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened thereafter through the date of this annual report. As a result of these informal restrictions, local residents and companies may be prevented from purchasing foreign currency through the foreign exchange market (“Mercado Único y Libre de Cambios” or “Exchange Market”) for the purpose of making payments abroad, such as dividends, capital reductions, and payment for importation of goods and services.

Together with the new government administration, such restrictions and other foreign exchange control measures were lifted, towards opening Argentina’s foreign exchange market. In this sense, on December 17, 2015, Communication “A” 5850 of the Central Bank reestablished the possibility for non-Argentinean residents to repatriate their investment capital and, recently, Communication “A” 6037 of the Central Bank defined the new regulations that apply to the acquisition of foreign currency and the elimination of all other restrictions that impair residents and non-residents to have access to the FX market.

However, in the future, the Argentine government or the Central Bank may impose formal restrictions to the payment of dividends abroad and established additional requirements. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs in U.S. Dollars.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have been limited in the past and may limit the availability of international credit.

Until December 2015, many foreign exchange restrictions and controls imposed by the Argentine government had limited the ability of companies and individuals to access the Exchange Market. On December 16, 2015, the new authorities issued Communication “A” 5850 of the Central Bank, lifting most of the restrictions then in place. Among these measures, free access to the Exchange Market was granted for the purchase of foreign currency intended for general purposes, without the need for the Central Bank’s or AFIP’s previous consent, and the requirement to deposit 30% of certain capital inflows into Argentina was eliminated, subsequently extended by Communication “A” 5963 and 5964. Also, on August 8, 2016, the Central Bank issued Communication “A” 6037, in which the exchange regulations, including the obligation was removed substantially redefined to justify with documentation each change operation, the daily and monthly to operate caps were removed to internet banking and exchange freely chosen schedule to operate and Communication a “4805” limiting repealed was allowed conducting derivative transactions with foreign countries, risks denying coverage to many companies, especially small and medium size enterprises.

Although these recent changes in the foreign exchange policies tend to allow free access by companies and individuals to the Exchange Market, certain limitations remain in effect including the following:

·
The proceeds of foreign currency sales in the Exchange Market exceeding the peso equivalent of US$2,500 per month must be credited in pesos in a checking or savings account with a local financial institution;

·
It is no longer necessary that the proceeds of external indebtedness be entered or settled in the local foreign exchange market;

·
Any external indebtedness incurred or renewed after December 17, 2015, must remain in Argentina for a period of at least 120 calendar days from the date the proceeds were transferred into Argentina; and

·
Capital inflows into the local foreign exchange market must be credited in an account opened with a local financial institution.

Notwithstanding the measures adopted by the Macri administration, which lifted certain exchange and capital controls, in the future the Argentine government could impose further exchange controls or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the peso, which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth. For more information, see “Local Exchange Market and Exchange Rates.”

The Argentine economy could be adversely affected by political and economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. In 2015, there were declines in exports of 14% with Chile, 26% with MERCOSUR (Brazil) and 16% with NAFTA (the United States, Mexico and Canada), each as compared to 2014. Declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth. For example, the recent significant depreciation of the Brazilian and Chinese currencies and the current slowdown of their respective economies may negatively affect the Argentine economy. Moreover, the political and social instability in Brazil, which includes the recent removal of the President Dilma Rousseff from office following an impeachment vote in the Senate, may have an adversely impact on Argentine’s economy.

In addition, financial and securities markets in Argentina have been influenced by economic and market conditions in other markets worldwide. Such was the case in 2008, when the global economic crisis led to a sudden economic decline in Argentina in 2009, accompanied by inflationary pressures, depreciation of the peso and a drop in consumer and investor confidence. Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. Moreover, Argentina may also be affected by other countries that have influence over world economic cycles.

The international economy is showing contradictory signals of global growth, leading to significant financial uncertainty. There is growing concern about the deceleration of growth in China in particular as well as the significant decline in global commodity prices, particularly oil and gas. In addition, emerging market economies have been affected by the recent change in the U.S. monetary policy, resulting in the unwinding of investments and increased volatility in the value of their currencies. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. There is also global uncertainty about the degree of economic recovery in the United States, with no substantial positive signals from other developed countries. Moreover, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, have had and may continue to have international implications affecting the stability of global financial markets, which has hindered economies worldwide.

The effects of the United Kingdom’s vote to exit from the European Union and its impact on economic conditions in Latin America and Argentina and, particularly, on our  business, financial condition, results of operations, prospects and trading of our notes are uncertain.

On June 23, 2016, the United Kingdom voted in favor of the United Kingdom exiting the European Union.  As of the date of this annual report, the actions that the United Kingdom will take to effectively exit from the European Union or the length of such process are uncertain.  The results of the United Kingdom’s referendum have caused, and are anticipated to continue causing, volatility in the financial markets, which may in turn have a material adverse effect on our business, financial condition and results of operations.

A decline in the international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth and on our business.

High commodity prices have contributed significantly to the increase in Argentine exports since the third quarter of 2002 as well as in governmental revenues from export taxes (withholdings). However, this reliance on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices. In December 2015, the new Argentine administration announced a plan to gradually reduce the exports tax payable by soy growers from January 2018 to December 2019, and eliminated export taxes on wheat, corn, sorghum and sunflower, in an attempt to encourage exports.

If international commodity prices decline, the Argentine government’s revenues would decrease significantly affecting Argentina’s economic activity. Accordingly, a decline in international commodity prices could adversely affect Argentina’s economy, which in turn would produce a negative impact on our financial condition and results of operations.

In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Argentina’s export revenues. These circumstances would have a negative impact on the levels of government revenues, availability of foreign exchange and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economy growth and, therefore, our business, financial condition and results of operations.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of prolonged recession and the forced conversion into Pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, domestic demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and the implementation of price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase. In particular, Argentina has been importing natural gas in order to compensate for shortages in local production. In order to pay for natural gas imports, the Argentine government has frequently used the Central Bank reserves due to the absence of incoming currencies from investment. If the government is unable to pay for the natural gas imported in order to produce electricity, business and industries may be adversely affected.

The Argentine government has been taking a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production, transportation capacity and energy generation over the medium-and long-term fails to materialize on a timely basis, economic activity in Argentina could be curtailed which may have a significant adverse effect on our business.

As a first step of these measures, subsidies on energy tariffs were withdrawn from industries and high income consumers. Additionally, since 2011, a series of rate increases and the reduction of subsidies mainly among industries and high-income consumers were implemented. In February 2016, the Argentine government revised the tariff schedule for electricity and gas rates and eliminated the subsidies for these utilities, (except for tariffs for certain economically vulnerable sectors). As a result, energy costs are expected to increase by 500% or more. By correcting tariffs, modifying the regulatory framework and reducing the federal government’s role as an active market participant, the new administration aims to correct distortions in the energy sector and stimulate investment. In July 2016, a federal court in the city of La Plata suspended the increase in gas tariffs across the Province of Buenos Aires. In addition, on August 3, 2016, a federal court in San Martin suspended the increase in gas tariffs across the country until a public hearing to discuss the electricity tariffs increase is set. The case was brought before the Supreme Court of Argentina, and on August 18, 2016, the Supreme Court of Argentina upheld the suspension of gas tariffs increase to residential customers, arguing that a tariffs increase could not be established without public hearings. A public hearing on the increase was held on September 16, 2016 and as result, the increase in gas tariffs will be increased by approximately 203% in October 2016, with semi-annual increases until 2019. In relation to other services (water, transport and electricity), the government announced that other public meetings will be held in mid-October.

High public expenditure could result in long-lasting adverse consequences for the Argentine economy.

Over the last several years, the Argentine government has substantially increased public expenditures. In 2014, public sector expenditures increased by 43% year-over-year and the government reported a primary fiscal deficit of 0.9%. During recent years, the Argentine government has resorted to the Central Bank and to the Administración Nacional de la Seguridad Social (Federal Social Security Agency, or “ANSES”, as per its acronym in Spanish) to source part of its funding requirements. In 2015, this trend continued as the primary fiscal balance showed a deficit of 5.4% as of December 31, 2015.

Recently, the Argentine government has begun adjusting its subsidy policies, particularly those related to energy, electricity and gas, water and public transportation. Changes in these policies could materially and adversely impact consumer purchase capacity and economic activity and may lead to an increase in prices.

Moreover, the primary fiscal balance could be negatively affected in the future if public expenditures continue to increase at a rate higher than revenues as a result of subsidies to lower-income sectors, social security benefits, financial assistance to provinces with financial problems, increased spending on public works and subsidies to the energy and transportation sectors. A further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financial markets and could in turn result in more limited access to such markets by Argentine companies.

RISKS RELATING TO OUR BUSINESS

We are subject to risks inherent to the operation of shopping centers that may affect our profitability.

Our shopping centers are subject to various factors that affect their development, administration and profitability, including:

·
decline in our lease prices or increases in levels of default by our tenants due to economic conditions, increases in interest rates and other factors that we cannot control;

·
the accessibility and the attractiveness of the area where the shopping center is located;

·
the intrinsic attractiveness of the shopping center;

·
the flow of people and the level of sales of each shopping center rental unit;

·
increasing competition from internet sales;

·
the amount of rent collected from each shopping center rental unit;

·
changes in consumer demand and availability of consumer credit (considering the limits impose by the Central Bank to interest rates charged by financial institutions), both of which are highly sensitive to general macroeconomic conditions; and

·
fluctuations in occupancy levels in our shopping centers.

An increase in our operating costs, caused by inflation or by other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping center business is closely related to consumer spending and by prevailing economic conditions that affect potential customers. All of our shopping centers and commercial properties, under Operations Center in Argentina, are located in Argentina, and, as a consequence, their business could be seriously affected by a recession in Argentina. For example, during the economic crisis in Argentina, spending decreased significantly, unemployment, political instability and inflation significantly reduced consumer spending in Argentina, lowering tenants’ sales and forcing some tenants to leave our shopping centers. Persistently poor economic conditions in Argentina will likely have a material adverse effect on the revenues from shopping center activity and thus on our business.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

For the fiscal year ended June 30, 2016, 78% of our sales from leases and services for the Operations Center in Argentina were derived from shopping centers located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of our office buildings are located in the City of Buenos Aires and a substantial portion of our revenues in Argentina are derived from such properties. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Greater Buenos Aires, we expect to continue to depend to a large extent on economic conditions affecting those areas and therefore an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations by reducing our rental income may adversely affect our ability to meet our debt obligations.

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

Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

·
downturns in the national, regional and local economic climate;

·
volatility and decline in discretionary spending;

·
competition from other shopping centers and office, and commercial buildings;

·
local real estate market conditions, such as oversupply or reduction in demand for retail, office, or other commercial space;

·
decreases in consumption levels;

·
changes in interest rates and availability of financing;

·
the exercise by our tenants of their legal right to early termination of their leases;

·
vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

·
increased operating costs, including insurance expense, salary increases, utilities, real estate taxes, state and local taxes and heightened security costs;

·
civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

·
significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs;

·
declines in the financial condition of our tenants and our ability to collect rents from our tenants;

·
changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property;

·
changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or government action such as expropriation, confiscation or revocation of concessions; and

·
judicial interpretation of the New Civil and Commercial Code (in force from August 1, 2015) which may be adverse to our interests.

If any one or more of the foregoing conditions were to affect our business, it could have a material adverse effect on our financial condition and results of operations.

An adverse economic environment for real estate companies such as a credit crisis may adversely impact our results of operations and business prospects significantly.

The success of our business and profitability of our operations depend on continued investment in the real estate sector and access to capital and debt financing. A long term crisis of confidence in real estate investments and lack of credit for acquisitions may constrain our growth. As part of our business goals, we intend to increase our properties portfolio though strategic acquisitions of core properties at advantageous prices, where we believe we can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we may need access to equity capital and/or debt financing. Any disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be tempered by decreasing property values. Our ability to make scheduled payments or to refinance our obligations with respect to indebtedness depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets remains or arises in the future, there can be no assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

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

·
we may not be able to obtain financing for acquisitions on favorable terms;

·
acquired properties may fail to perform as expected;

·
the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates; and

·
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

·
our estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

·
properties we acquire may fail to achieve, within the time frames we project, the occupancy or rental rates we expect to achieve at the time we make the decision to acquire, which may result in the properties’ failure to achieve the returns we projected;

·
our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase our total acquisition costs; and

·
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

Properties we acquire may subject us to unknown liabilities.

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

·
liabilities for clean-up of undisclosed environmental contamination;

·
law reforms and governmental regulations (such as those governing usage, zoning and real property taxes); and

·
liabilities incurred in the ordinary course of business.

Our dependence on rental income may adversely affect our ability to meet our debt obligations.

A substantial part of our income is derived from rental income from real property. As a result, our performance depends on our ability to collect rent from tenants. Our income and funds for distribution would be negatively affected if a significant number of our tenants:

·
delay lease commencements;

·
decline to extend or renew leases upon expiration;

·
fail to make rental payments when due; or

·
close stores or declare bankruptcy.

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

Serious illnesses and pandemics, such as the 2009 outbreak of Influenza A H1N1 virus (the “Swine Flu”) and the current Zika virus, have in the past adversely affected consumer and tourist activity, may do so in the future and may adversely affect our results of operations.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments enacted regulations limiting the operation of schools, cinemas and shopping centers. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping centers, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-a-vis shopping centers and malls. Similarly, the current zika virus pandemic may result in similar courses and outcomes. We cannot assure you that a new disease outbreak or health hazard (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourist activity, and that such scenario would not adversely affect our businesses.

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

Argentine laws governing leases impose certain restrictions, including the following:

·
a prohibition on including automatic price adjustment clauses based on inflation increases in lease agreements; and

·
the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement requires a shorter term.

As a result of the foregoing, we are exposed to the risk of increases of inflation under our leases, and the exercise of rescission rights by our tenants could materially and adversely affect our business. We cannot assure you that our tenants will not exercise such right, especially if rent values stabilize or decline in the future or if economic conditions deteriorate.

In addition, on October 1, 2014, the Argentine Congress adopted a new Civil and Commercial Code (the “Civil and Commercial Code”) which became effective on June 30, 2015, and is in force since August 1, 2015, requires that lease agreements provide for a minimum term of two years, and a maximum term of twenty years for residential leases and of fifty years for other leases. Furthermore, the Civil and Commercial Code modifies the regime applicable to contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the legal framework currently in force, pursuant to which debtors may only discharge their foreign currency payment obligations by making payment in the specific foreign currency agreed upon in their agreements; although the option to discharge in Pesos a foreign currency obligation may be waived by the debtor is still under discussion. Although certain judicial decisions have held that this regulation regarding foreign currency can be set aside by the parties to an agreement, it is still too early to determine whether or not this legal provision can be set aside in an agreement as a general rule. Moreover, and regarding the new provisions for leases, there are no judicial decisions on the scope of this amendment and, in particular, in connection with the ability of the parties to any contract to set aside the new provision and enforce such agreements before an Argentine court.

We may be liable for some defects in our buildings.

According to the Argentine Civil Code as previously in effect, the builder of a real estate development was liable in case of property damage – meaning the damages compromises the structure and/or the defects render the building no longer useful – for a period of 10 years since the possession of the property; on the other hand, the builder was liable for latent defects, even when those defects did not imply significant property damage. In addition, the Argentine Civil Code as previously in effect, provided that such liability was extended to the technical project manager and the designer of any given project. Furthermore, in certain cases, such as when consumer law was involved, the liability could be extended to the developer. The Civil and Commercial Code, which became effective on August 1, 2015, has similar provisions and expressly extends the liability for such damage to real estate developers (i.e., any person who sells real estate built by either themselves or by a third party contractor), and any other person involved in the project, in addition to the liability of the builder, the technical project manager and the designer of the project. According to the Civil and Commercial Code, the warranty period for latent defects expires after three years after the client takes possession of the real estate, and both the builder and the seller are liable for such defects.

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

Historically, we have sought to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction, and in each such case they would likely have a material and adverse effect on our financial condition and results of operation.

We are subject to risks inherent to the operation of office buildings that may affect our profitability.

Office buildings are subject to various factors that affect their development, administration and profitability, including:

·
a decrease in demand for office space;

·
a deterioration in the financial condition of our tenants may result in defaults under leases due to bankruptcy, lack of liquidity or for other reasons;

·
difficulties or delays renewing leases or re-leasing space;

·
decreases in rents as a result of oversupply, particularly of newer buildings;

·
competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants; and

·
maintenance, repair and renovation costs incurred to maintain the competitiveness of our office buildings.

If we are unable to adequately address these factors, any one of them could adversely impact our business, which would have an adverse effect on our financial condition and results of operations.

Our investment in property development and management activities may be less profitable than we anticipate.

We are engaged in the development and management of shopping centers, office buildings and other rental properties, frequently through third-party contractors. Risks associated with our development and management activities include the following, among others:

·
abandonment of development opportunities and renovation proposals;

·
construction costs of a project may exceed our original estimates for reasons including raises in interest rates or increases in the costs of materials and labor, making a project unprofitable;

·
occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental rates and a corresponding lower return on our investment;

·
pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

·
the unavailability of favorable financing alternatives in the private and public debt markets;

·
aggregate sale prices of residential units may be insufficient to cover development costs;

·
construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs;

·
failure or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

·
significant time lags between the commencement and completion of projects subjects us to greater risks due to fluctuation in the general economy;

·
construction may not be completed on schedule because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters (such as fires, hurricanes, earthquakes or floods), resulting in increased debt service expense and construction costs;

·
general changes in our tenants’ demand for rental properties; and

·
we may incur capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions.

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

Our real estate activities  are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors. Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business and shopping center business in Argentina, further increasing this competition. To the extent that one or more of our competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected. If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

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

Under the terms and conditions of the leases currently in force on our properties, tenants are required to indemnify and hold us harmless from liabilities resulting from injury to persons, or property, on or off the premises, due to activities conducted on the properties, except for claims arising from our negligence or intentional misconduct or that of our agents. Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. In addition, we cannot assure you that our tenants will properly maintain their insurance policies or have the ability to pay the deductibles.

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

We have focused on developing residential projects that cater to affluent individuals and have entered into property barter agreements pursuant to which we contribute our undeveloped properties to ventures with developers who will deliver us units at premium locations. At the time the developers return these properties to us, demand for premium residential units could be significantly lower. In such case, we would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on our financial condition and results of operations.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2016, our consolidated financial debt amounted to Ps.112,932 million (including IDBD’s debt outstanding as of that date plus accrued and unpaid interest on such indebtedness and deferred financing costs). We cannot assure you that we will have sufficient cash flows and adequate financial capacity in the future. While the commitments and other covenants applicable to IDBD’s debt obligations do not have apply IRSA since such it is not recourse to IRSA and it is not guaranteed by IRSA’s assets, these covenants and restrictions may impair or restrict our ability to operate IDBD and implement our business strategy.

The fact that we are highly leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital requirements, acquisitions and capital expenditures. In addition, the recent disruptions in the global financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact our ability to refinance existing debt and the availability and cost of credit in the future. In such conditions, access to equity and debt financing options may be restricted and it may be uncertain how long these economic circumstances may last. This would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures. Our leverage could also affect our competitiveness and limit our ability to changes in market conditions, changes in the real estate industry and economic downturns.

We may not be able to generate sufficient cash flows from operations to satisfy our debt service requirements or to obtain future financing. If we cannot satisfy our debt service requirements or if we default on any financial or other covenants in our debt arrangements, the lenders and/or holders of our debt will be able to accelerate the maturity of such debt or cause defaults under the other debt arrangements. Our ability to service debt obligations or to refinance them will depend upon our future financial and operating performance, which will, in part, be subject to factors beyond our control such as macroeconomic conditions and regulatory changes in Argentina. If we cannot obtain future financing, we may have to delay or abandon some or all of our planned capital expenditures, which could adversely affect our ability to generate cash flows and repay our obligations as they become due.

The recurrence of a credit crisis could have a negative impact on our major customers, which in turn could materially adversely affect our results of operations and liquidity.

The global credit crisis that began in 2008 had a significant negative impact on businesses around the world. The impact of a crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of their products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

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

·
our ability to form successful relationships with international and local operators to run our hotels;

·
changes in tourism and travel trends, including seasonal changes and changes due to pandemic outbreaks, such as the A H1N1 virus, a potential ebola outbreak, among others, or weather phenomena’s or other natural events, such as the eruption of the Puyehué and the Calbuco volcano in June 2011 and April 2015, respectively;

·
affluence of tourists, which can be affected by a slowdown in global economy; and

·
taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

The shift of consumers to purchasing goods over the Internet, where barriers to entry are low, may negatively affect sales at our shopping centers.

In recent years, internet retail sales have grown significantly in Argentina, even although the market share of such sales is still insignificant. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping centers. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. If e-commerce and retail sales through the Internet continue to grow, consumers’ reliance on traditional distribution channels such as our shopping centers could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects.

Our business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to Argentine federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection, antitrust and other requirements, all of which affect our ability to acquire land, buildings and shopping centers, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. We are required to obtain licenses and authorizations with different governmental authorities in order to carry out our projects. Maintaining our licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

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

In March 2012, through our subsidiary Real Estate Strategies, L.P. (“RES”), we acquired 3,000,000 Series C convertible preferred shares issued by Condor in an aggregate amount of US$30 million, a REIT focused in middle-class and long-stay hotels in 20 states in the United States of America.  During 2008 and 2009, the U.S. markets experienced extreme dislocations and a severe contraction in available liquidity globally as important segments of the credit markets were frozen. Global financial markets have been disrupted by, among other things, volatility in securities prices, rating downgrades and declining valuations. This disruption lead to a decline in business and consumer confidence and increased unemployment and precipitated an economic recession throughout the globe. As a consequence, owners and operators of commercial real estate, including hotels and resorts, and commercial real estate properties such as offices, experienced dramatic declines in property values. We are unable to predict if disruptions in the global financial markets will occur in the future and the impact that may have on our business, financial condition and results of operations.

If the bankruptcy of Inversora Dársena Norte S.A. is extended to our subsidiary Puerto Retiro, we will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

On April 18, 2000, Puerto Retiro S.A. (“Puerto Retiro”) was served notice of a filing made by the Argentine Government, through the Ministry of Defense, seeking to extend bankruptcy of Inversora Dársena Norte S.A. (“Indarsa”) to the Company. Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property purchased in 1993 from Tandanor. Indarsa had acquired 90% of the capital stock in Tandanor from the Argentine Government in 1991. Tandanor’s main business involved ship repairs performed in a 19-hectare property located in the vicinity of La Boca neighborhood and where the Syncrolift is installed. As Indarsa failed to comply with its payment obligation for acquisition of the shares of stock in Tandanor, the Ministry of Defense filed a bankruptcy petition against Indarsa, seeking to extend it to us.

The evidentiary stage of the legal proceedings has concluded. We lodged an appeal from the injunction order, and such order was confirmed by the Court of Appeals on December 14, 2000. The parties filed the arguments in due time and proper manner. After the case was set for judgment, the judge ordered the suspension of the judicial order requesting the case records for issuance of a decision based on the alleged existence of pre-judgmental status in relation to the criminal case against former officials of the Ministry of Defense and our former executive officers, for which reason the case will not be adjudicated until a final judgment is entered in respect of the criminal case.

It has been made known to the commercial court that the expiration of the statute of limitations has been declared in the criminal action and the criminal defendants have been acquitted. However, this decision was reversed by the Criminal Court (Cámara de Casación Penal). An extraordinary appeal was filed and rejected, therefore an appeal was directly lodged with the Argentine Supreme Court for improper refusal to permit the appeal, and a decision is still pending.

Our Management and external legal counsel believe that there are sufficient legal and technical arguments to consider that the petition for an extension of the bankruptcy will be dismissed by the court. However, in view of the particular features and progress of the case, this position cannot be held to be conclusive.

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

In July 2013, the answer to the civil action was filed, which contained a number of defenses. Tandanor requested the intervention of the Argentine Government as third party co-litigant in this case, which petition was granted by the Court. In March 2015, both the Argentine Government and the criminal complainant answered the asserted defenses. On July 12, 2016, Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal N° 5 related to the preliminary objections above mentioned. Two of them were rejected –lack of information and lack of legitimacy (passive). We filed an appeal with regard to the rejection of these two objections. But, on the other hand, the other two objections will be considered at sentencing by the court, which is an important step in order to obtain a favorable decision. As of the date hereof, no resolution has been issued in such regard. We cannot assure you that we will be successful in getting this case dismissed.

Property ownership through joint ventures or minority participation may limit our ability to act exclusively in our interest.

In some cases, we develop and acquire properties through joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, we currently own 80% of Panamerican Mall S.A. (“PAMSA”), while another 20% is owned by Centro Comercial Panamericano S.A., and 50% of Quality Invest S.A. (“Quality Invest”).  We could engage in a dispute with one or more of our joint venture partners that might affect our ability to operate a jointly-owned property. Moreover, our joint venture partners may, at any time, have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, our joint venture partners may have competing interests in our markets that could create conflicts of interest. If the objectives of our joint venture partners are inconsistent with our own objectives, we will not be able to act exclusively in our interests.

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

Dividends paid by our subsidiaries are an important source of funds for us as are other permitted payments from subsidiaries. The debt agreements of our subsidiaries contain covenants restricting their ability to pay dividends or make other distributions. If our subsidiaries are unable to make payments to us, or are able to pay only limited amounts, we may be unable to make payments on its indebtedness.

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

Our largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through Cresud S.A.C.I.F.y A. (“Cresud”). As of June 30, 2016, such beneficial ownership consisted of: (i) 366,788,251 common shares held by Cresud, and (ii) 900 common shares held directly by Mr. Elsztain. See Item 7 – Major Shareholders and Related Party Transactions. Conflicts of interest between our management, Cresud and our affiliates may arise in the performance of our business activities. As of June 30, 2016, Mr. Elsztain also beneficially owned (i) approximately 30.9% of Cresud’s common shares and (ii) approximately 94.6% of the common shares of our subsidiary IRSA Commercial Properties. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Due to the currency mismatches between our assets and liabilities, we have currency exposure.

As of June 30, 2016, the majority of our liabilities in our Operations Center in Argentina, such as our Series II Notes are denominated in U.S. dollars while our revenues are mainly denominated in Pesos. This currency gap exposes us to a risk of volatility in the rate of exchange between the Peso and the U.S. dollar, and our financial results are adversely affected when the U.S. dollar appreciates against the Peso. Any depreciation of the Peso against the U.S. dollar correspondingly increases the nominal amount of our debt in Pesos, with further adversely effects our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants, most of which generate Peso-denominated revenues. Because we record the value of our investment properties in Argentina at acquisition cost plus capital expenditures less amortization, any depreciation or devaluation of the Peso will have an adverse effect on our financial statements.

Risks Related to our Investment in Banco Hipotecario

As of June 30, 2016, we owned approximately 29.91% of the outstanding capital stock of Banco Hipotecario S.A. (“Banco Hipotecario”), which represented 11% of our consolidated assets from our operations center in Argentina as of such date. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

Risks Relating to the Argentine Financial System and Banco Hipotecario

The short-term structure of the deposit base of the Argentine financial system, including Banco Hipotecario, could lead to a reduction in liquidity levels and limit the long-term expansion of financial intermediation.

Given the short-term structure of the deposit base of the Argentine financial system, credit lines are also predominantly short-term, with the exception of mortgages, which represent a low proportion of the existing credit base. Although liquidity levels are currently reasonable, no assurance can be given that these levels will not be reduced due to a future negative economic scenario. Therefore, there is still a risk of low liquidity levels that could increase funding cost in the event of a withdrawal of a significant amount of the deposit base of the financial system, and limit the long-term expansion of financial intermediation including Banco Hipotecario.

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

The occurrence of any of the above could have a material and adverse effect on Banco Hipotecario’s expenses and business, results of operations and financial condition.

The asset quality of financial institutions is exposed to the non-financial public sector’s and Central Bank’s indebtedness.

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 48.9% of total assets in 2002 to 10.3% in 2015 and 9.2% for the period of six months ended as June 30, 2016. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the government’s ability to foster sustainable long-term growth, generate fiscal revenues and reduce public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term; as of June 30, 2016, such securities issued by the Central Bank represented approximately 23.6% of the total assets of the Argentine financial system. As of June 30, 2016, Banco Hipotecario’s total exposure to the public sector was Ps.7,517.5 million, which represented 20.3% of its assets as of that date, and the total exposure to securities issued by the Central Bank was Ps.1,499.8 million, which represented 4.1% of its total assets as of June 30, 2016.

The Consumer Protection Law may limit some of the rights afforded to Banco Hipotecario.

Argentine Law N° 24,240 (the “Consumer Protection Law”) sets forth a series of rules and principles designed to protect consumers, which include Banco Hipotecario’s customers. The Consumer Protection Law was amended by Law N° 26,361 on March 12, 2008 to expand its applicability and the penalties associated with violations thereof. Additionally, Law N° 25,065 (as amended by Law N° 26,010 and Law N° 26,361, the “Credit Card Law”) also sets forth public policy regulations designed to protect credit card holders. Recent Central Bank regulations, such as Communication “A” 5388, also protect consumers of financial services.

In addition, the Civil and Commercial Code has a chapter on consumer protection, stressing that the rules governing consumer relations should be applied and interpreted in accordance with the principle of consumer protection and that a consumer contract should be interpreted in the sense most favorable to it.

The application of both the Consumer Protection Law and the Credit Card Law by administrative authorities and courts at the federal, provincial and municipal levels has increased. This trend has increased general consumer protection levels. If Banco Hipotecario is found to be liable for violations of any of the provisions of the Consumer Protection Law or the Credit Card Law, the potential penalties could limit some of Banco Hipotecario’s rights, for example, with respect to its ability to collect payments due from services and financing provided by us, and adversely affect Banco Hipotecario’s financial results of operations. We cannot assure you that court and administrative rulings based on the newly-enacted regulation or measures adopted by the enforcement authorities will not increase the degree of protection given to Banco Hipotecario’s debtors and other customers in the future, or that they will not favor the claims brought by consumer groups or associations. This may prevent or hinder the collection of payments resulting from services rendered and financing granted by us, which may have an adverse effect on Banco Hipotecario’s business and results of operations.

Class actions against financial institutions for unliquidated amounts may adversely affect the financial system’s profitability.

Certain public and private organizations have initiated class actions against financial institutions in Argentina. The National Constitution and the Consumer Protection Law contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, through an ad hoc doctrine, Argentine courts have admitted class actions in some cases, including various lawsuits against financial entities related to “collective interests” such as alleged overcharging on products, interest rates and advice in the sale of public securities, etc. If class action plaintiffs were to prevail against financial institutions, their success could have an adverse effect on the financial industry in general and indirectly on Banco Hipotecario’s business.

Banco Hipotecario operates in a highly regulated environment, and its operations are subject to regulations adopted, and measures taken, by several regulatory agencies.

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Central Bank and other regulatory authorities. The Central Bank may penalize Banco Hipotecario and its directors, members of the Executive Committee, and members of its Supervisory Committee, in the event of any breach the applicable regulation. Potential sanctions, for any breach on the applicable regulations may vary from administrative and/or disciplinary penalties to criminal sanctions. Similarly, the CNV, which authorizes securities offerings and regulates the capital markets in Argentina, has the authority to impose sanctions on us and Banco Hipotecario’s Board of Directors for breaches of corporate governance established in the capital markets laws and CNV Rules. The Financial Information Unit (Unidad de Información Financiera, or “UIF” as per its acronym in Spanish) regulates matters relating to the prevention of asset laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

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

Banco Hipotecario foresees increased competition in the banking sector. If the trend towards decreasing spreads is not offset by an increase in lending volumes, the ensuing losses could lead to mergers in the industry. These mergers could lead to the establishment of larger, stronger banks with more resources than us. Therefore, although the demand for financial products and services in the market continues to grow, competition may adversely affect Banco Hipotecario’s results of operations, resulting in shrinking spreads and commissions.

Future governmental measures may adversely affect the economy and the operations of financial institutions.

The Argentine government has historically exercised significant influence over the economy, and financial institutions, in particular, have operated in a highly regulated environment. We cannot assure you that the laws and regulations currently governing the economy or the banking sector will remain unaltered in the future or that any such changes will not adversely affect Banco Hipotecario’s business, financial condition or results of operations and Banco Hipotecario’s ability to honor its debt obligations in foreign currency.

Several legislative bills to amend the Financial Institutions Law have been sent to the Argentine Congress. If the law currently in force were to be comprehensively modified, the financial system as a whole could be substantially and adversely affected. If any of these legislative bills were to be enacted or if the Financial Institutions Law were amended in any other way, the impact of the subsequent amendments to the regulations on the financial institutions in general, Banco Hipotecario’s business, its financial condition and the results of operations is uncertain.

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

We are not able to ensure that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Central Bank’s charter) will not result in significant costs to us, or will otherwise have an adverse effect on Banco Hipotecario’s operations.

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

We cannot guarantee that interest rate spreads will remain stable unless increases in lending or additional cost-cutting occurs. A reversal of this trend, or a new regulation imposing maximum active benchmark rates, could adversely affect Banco Hipotecario’s profitability.

Banco Hipotecario’s obligations as trustee of the Programa de Crédito Argentino del Bicentenario para la Vivienda Única Familiar (“PROCREAR”) trust are limited.

Banco Hipotecario currently acts as trustee of the PROCREAR Trust, which aims to facilitate access to housing solutions by providing mortgage loans for construction and developing housing complexes across Argentina. Under the terms and conditions of the PROCREAR Trust, all the duties and obligations under the trust have to be settled with the trust estate. Notwithstanding, if the aforementioned is not met, Banco Hipotecario could have its reputation affected. In addition, if the Argentine government decides to terminate the PROCREAR Trust and/or terminate Banco Hipotecario’s role as trustee of the PROCREAR Trust, this may adversely affect Banco Hipotecario’s results of operations.

The Argentine Government might prevail at Banco Hipotecario’s General Shareholders’ Meetings.

By virtue of Law N° 23,696 (the “Privatization Law”), there are no restrictions on the Argentine Government’s ability to dispose of its Class A shares and all those shares minus one could be sold to third parties through public offering. Banco Hipotecario’s By-laws set forth that if at any time Class A shares were to represent less than 42% of Banco Hipotecario’s shares with right to vote, Class D shares automatically lose their triple vote right, which could result in the principal shareholders losing control of Banco Hipotecario. Should any such situation materialize and should the Argentine Government retain a sufficient number of Class A shares, the Argentine Government could prevail in Shareholders’ Meetings (except for some decisions that call for qualified majorities) and could thus exert actual control on the decisions that must be submitted to consideration by the Shareholders’ Meeting.

Cybersecurity events could negatively affect Banco Hipotecario’s reputation, its financial condition and results of operations.

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

Although Banco Hipotecario intends to continue to implement security technology devices and establish operational procedures to prevent such damage, we cannot assure you that all of Banco Hipotecario’s systems are entirely free from vulnerability and these security measures will be successful. If any of these events occur, it could damage Banco Hipotecario’s reputation, entail serious costs and affect Banco Hipotecario’s transactions, as well as its results of operations and financial condition.

A disruption or failure in any of Banco Hipotecario’s information technology systems could adversely affect its business.

Banco Hipotecario depends on the efficient and uninterrupted operation of internet-based data processing, communication and information exchange platforms and networks, including those systems related to the operation of Banco Hipotecario’s ATM network. Banco Hipotecario’s operations depend on its ability to manage its information technology systems and communications efficiently and without interruption. Banco Hipotecario’s communications, systems or transactions could be harmed or disrupted by fire, floods, power failures, defective telecommunications, computer viruses, electronic or physical theft and similar events or disruptions. In addition, Banco Hipotecario’s information technology systems and operations may suffer if its suppliers do not meet the delivery of products in a timely manner or decide to end the relationship with Banco Hipotecario.

Any of the foregoing events may cause disruptions in Banco Hipotecario’s information technology systems, delays and the loss of critical data, and could prevent Banco Hipotecario from operating at optimal levels. In addition, the contingency plans in place may not be sufficient to cover all those events and, therefore, this may mean that the applicable insurance coverage is limited or inadequate, preventing Banco Hipotecario from receiving full compensation for the losses sustained because of such a disruption. Also, Banco Hipotecario’s recovery of losses plan may not be enough to prevent damage resulting from all the cases and Banco Hipotecario’s insurance coverage could be inadequate to cover losses from interruptions. If any of these assumptions occur Banco Hipotecario’s reputation, business, results of operations and financial condition could be adversely affected.

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

Operations Center in Israel

Risks related to Israel

Conditions in Israel could adversely affect our subsidiary IDBD.

Our subsidiary IDB Development Corporation is incorporated and operates in Israel. Accordingly, political, economic and military conditions in Israel directly affect IDBD’s business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel, the Palestinian Authority and Israel’s Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In November 2012, for approximately one week, Israel experienced a similar armed conflict, resulting in hundreds of rockets being fired from the Gaza Strip and disrupting most day-to-day civilian activity in southern Israel. Due to these conflicts, political, economic and military conditions in Israel may directly affect IDBD and could result in physical damage to its related facilities or the interruption or curtailment of trade between Israel and its present trading partners. If IDBD’s assets are damaged as a result of hostile action or hostilities otherwise disrupt its ongoing operations, IDBD’s business could be materially adversely affected. We do not believe that the political and security situation has had any material impact on IDBD to date; however, we can give no assurance that security and political conditions will not have such effect in the future. Any armed conflict, political instability or continued violence in the region, or the interruption or curtailment of trade between Israel and its present trading partners may have a negative effect on the Israeli economy and IDBD and adversely affect the results of operations, business, and financial condition, thereby negatively impacting its ability to generate revenue.

Israel’s economy may become unstable.

Over the years, the Israeli economy has been subject to periods of inflation, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. For these and other reasons, the government of Israel has, from time to time, intervened in the economy employing fiscal and monetary policies. The Israeli government has periodically changed its policies in these areas. Reoccurrence of previous destabilizing factors could make it more difficult for IDBD to operate its business and could adversely affect its financial results.

In the years in which there is strong economic activity and positive growth in the Israeli economy, there is an increase in demand. Conversely, in times of financial crisis, demand decreases, which would adversely affect the results of IDBD and, in turn, adversely affect our consolidated results.

The compliance of the new provisions of the Reduced Centralization Act may have an adverse material impact in IDBD’s results of operations.

In December 2013, the official “Reshumot” published in Israel the Promotion of Competition and Reduction of Centralization Law, 5774-2013 (the “Reduced Centralization Act”), which imposes certain limits in the ownership and control of reporting companies.

One provision limits the pyramidal structure (or multiholding companies) of control in reporting companies (in special entities whose securities are held by public shareholders) to two layers of entities (with the holding company in the first layer not including a reporting entity that has no controlling shareholder). In case Discount Investment is considered a second-tier company, it would be prohibited to control publicly held companies. IDBD may be required to merge Discount Investments in order to enable continued control of IDBD and/or Discount Investments in other companies.

In connection with evaluating the application of the Law, in August 2014, IDBD’s Board of Directors appointed an advisory committee to examine various alternatives to address the implications of the Law to comply with the provisions that apply to control in a pyramid o multiholding company structure in order to enable continued control of IDBD and/or Discount Investments in “other tier companies” (currently held directly by Discount Investments) as of December 2019. The advisory committee has recommended the following alternatives:

(a)
Taking either IDBD or Discount Investments private thereby removing the requirement that they be reporting entities (and as a result not a “tier company”); and

(b)
Merge IDBD and Discount Investments.

The Board of Directors of Discount Investments has appointed an advisory committee with a similar function. As of the date of this Annual Report, no specific alternatives have been identified. The implementation of an alternative that would be adopted is likely to take several years.

Based on these analyses, IDBD considers it more likely that the completion of one of the specified alternatives will be adopted to comply with the restrictions of the Law regarding pyramidal holdings, while allowing IDBD to continue to control Discount Investments, and Discount Investments to continue to control Cellcom after December 2019. PBC, which currently is a third-tier company that controls each of Gav-Yam, Ispro and Mehadrin, has preliminarily evaluated application of the Law on its holding structure and determined that it will be able to maintain said control, as it has concluded that the Law has no effect over its financial statements.

Another new provision determines the separation of significant affiliates and significant financial institutions. In May 2015, companies of Clal Holdings Insurance Enterprises (except Clal Holdings Insurance Enterprises), including Clal Insurance and Epsilon Investment House Ltd. (held by Discount Investments) were included in the list of the significant financial institutions published in the website Ministry of Finance and the official gazette in connection with the Reduced Centralization Act. Clal Holdings Insurance Enterprises was included in the list as a significant corporation. The classification of Clal Holdings Insurance Enterprises as a significant corporation directly impacts its control over Clal Insurance.

In December 2014, Israel’s concentration committee issued directives for the appointment of a trustee in Clal Holdings Insurance Enterprises to hold the control currently held by IDBD. In addition, in December 30, 2014, the committee delivered a notification requesting IDBD to sell its interest in Clal Holdings Insurance Enterprises. The sale arrangement outlined in the letter involves IDBD’s and the Trustee’s interests in the sale process under different options and timeframes. As of June 30, 2016, the current sale arrangement involved the sale of the interest in the stock exchange or by over-the-counter trades, as per the following detail and by the following dates:

a.        IDBD would have to sell at least 5% of its equity interest in Clal from May 7, 2016.

b.        During each of the subsequent four-month periods, IDBD would have to sell at least an additional 5% of its equity interest in Clal.

c.        If IDBD sells more than 5% of its equity interest in Clal in any given four-month period, the percentage in excess of the required 5% would be offset against the percentage required in the following period.

As a result we record our investment in CLAL as a financial asset at market value through profit or loss. The request to sell the shares of CLAL in 5% tranches could cause a negative impact on the market price. A decrease in the market price of Clal’s shares would cause an immediate effect in our income statements and financial results.

Clal Holdings Insurance Enterprises appealed to the committee, requesting a reclassification of its status of significant corporation. Dolphin filed an appeal before the Supreme Court of Justice of Israel on the Tel Aviv-Jaffo Court’s Decision.  We cannot assure that we will be successful in our appealing with the concentration committee.

The compliance of the Reduced Centralization Act, in particular the provisions related to reporting companies in pyramid structure (or multiholding companies) and separation of significant corporations and significant financial corporations, may have a material adverse impact on IDBD’s business and results of operations and, as a consequence, a negative effect on the value of our investment in IDBD. For more information about the Reduced Centralization Act and potential implications of its provisions on IDBD and its subsidiaries, see “Item 4 – Information on the Company”.

IDBD’s operations may be disrupted by the obligations of personnel to perform military service.

IDBD’s Israeli employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to the age of 45 or older) and, in emergency circumstances, could be called to permanent active duty. In response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon and the December 2008 and November 2012 conflicts with Hamas in the Gaza Strip. It is possible that there will be additional call-ups in the future. IDBD could be disrupted by the absence of a significant number of employees or the absence of one or more key employees for extended periods of times due to military service. Such disruption could materially adversely affect IDBD’s business and its results of operations. Additionally, the absence of a significant number of the employees of IDBD’s Israeli suppliers and contractors or the absence of one or more key employees for extended periods of time due to military service may disrupt their operations and thereby materially adversely affect IDBD’s ability to generate revenue and, in turn, adversely affect our consolidated results.

Political relations could limit IDBD’s ability to do business internationally.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may materially limit IDBD’s ability to export or import certain services, or reduce the domestic demand for its products and services as a result of the interruption or curtailment of trade between Israel and its present trading partners, which could adversely affect IDBD’s ability to generate revenue and, in turn, adversely affect our consolidated results.

IDBD may face difficulties in exporting offshore.

Israel’s export policy currently sets forth certain restrictions that may be unfavorable to IDBD’s activities. Changes in customs tariffs for goods and in policy on protecting local production may impact the results of some IDBD’s subsidiaries and/ or associates. In addition, the possibility of exportation and sales in Israel depends on several factors, such as establishment of export and transportation facilities, obtaining regulatory approvals, the economic viability of exports, geopolitical challenges, identification of potential customers in the international market, and financing investments in development and establishment of the export projects. In view of the complexity and potential limited ability to export, IDBD may be unable to export surplus supply and this may materially adversely affect the its financial results.

IDBD’s business is subject to substantial regulation and permit requirements in Israel and may be materially adversely affected if it is unable to comply with existing regulations or requirements, or changes in applicable regulations or requirements.

Our subsidiary IDBD is subject to a number of laws and regulations affecting many aspects of its present and future operations, as well as permits from Israeli government authorities. Such laws and regulations generally require that IDBD obtain and comply with a wide variety of licenses, permits and other approvals.

In recent years there is a trend of increased legislation, standards and regulations in various sectors of Israel’s economy. Legislative changes in various areas in Israel, such as reducing economic concentration, promoting competition and laws concerning anti-trust, taxation, mandatory tender offers, regulation of the communications market, supervision of insurance business, corporate law and securities law, laws concerning supervision of prices of goods and services, consumer protection laws, environmental protection laws, planning and construction laws. This trend may impact the business and financial results of IDBD and its subsidiaries, their financial results and trading price of their securities. Furthermore, changes in policy applied by various Israeli authorities pursuant to these laws may also have similar impact.

Under these and other laws and regulations, IDBD could be subject to business restructurings, changes in its corporate structure, business strategy and other corporate adaptations. Failure to comply with these laws and regulations may also result in the suspension or termination of IDBD’s operations and subject them to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that could substantially increase its costs. Any such liabilities, penalties, suspensions, terminations or regulatory changes could have a material adverse effect on IDBD’s financial condition and results of operations. Stricter regulation applicable to IDBD’s business, restrictive trade practices, control of prices and similar factors, may materially adversely affect IDBD’s businesses.

IDBD’s activities are subject to approvals, permits and licenses awarded to them by law by various authorities (such as: the Commissioner of Capital Market, Ministry of Communications, Ministry of Environmental Protection, Petroleum Supervisor at the Ministry of Energy and Water). Failure to comply with terms and conditions of such approvals, permits or licenses may result in sanctions being imposed (including criminal sanctions) on the companies in breach, including fines and/or termination of the relevant approvals, permits or licenses. Some of the aforementioned licenses are for a limited term and may be renewed from time to time, all subject to terms and conditions thereof and to statutory provisions. As of the date hereof, we cannot predict what changes (if any) will be made with respect to future licensing and other regulatory matters. Furthermore, there is no certainty that IDBD’s existing licenses will be renewed at the end of their terms or that there will not be a change in the licenses’ conditions.

We cannot assure that the existing laws and regulations will not be revised or reinterpreted, that new laws and regulations will not be adopted or become applicable to IDBD, or that future changes in laws and regulations will not have a detrimental effect on its business. Although not currently required, additional regulatory approvals may be required in the future due to a change in laws and regulations or for other reasons. We cannot assure that IDBD will be able to obtain all required regulatory approvals that may be required in the future, or any necessary modifications to existing regulatory approvals, or maintain all required regulatory approvals.

Changes in regulations, licensing or any other regulatory matters could adversely affect IDBD’s ability to generate revenues. This, in turn, could represent a negative effect in our consolidated results.

IDBD may be adversely affected by class actions on consumer-related matters and environmental protection-related matters

The nature of the business developed by certain IDBD’s subsidiaries, namely Cellcom and Shufersal, the investment in Clal and the associate Adama, exposes these companies to class actions with regard to consumer issues and issues related to environmental protection, such as ionizing radiation from cellular devices, emissions, water, noise and smell pollution. Moreover, in most cases, our patients may benefit from Israeli consumer protection laws, which provide special procedural rules, such as the shifting of the burden of proof, strict liability and joint and several liability for damage caused by companies outsourced by us to provide specific services. The amount involved in this type of class action can be sumptuous, in special in issues related to environmental protection, and might even exceed IDBD’s shareholders equity, and must defend against such lawsuits at significant cost, even if such lawsuits are unfounded. If the decisions in any such actions are unfavorable to IDBD, it might be required to pay heavy fines to cover damages. Any proceeding involving consumer complaints may also adversely affect IDBD’s reputation and, consequently, its client base. Class actions may adversely affect IDBD’s financial condition and materially adversely affect its reputation. As a result, IDBD’s is subject to a potential decrease in the number of clients and in its gross operating revenue. Consequently, IDBD’s business, results of operations, financial condition and the market price of its securities may be adversely affected.

Risks related to IDBD and IDBD’s subsidiaries and/ or associates

Most of our revenues are generated by IDBD, an entity incorporated and operating in Israel.

IDBD is incorporated in Israel, where it operates the totality of its business. As of June 30, 2016, IDBD’s revenues corresponded to approximately 86.4% of our total revenues for our fiscal year then ended. IDBD’s activities are subject to Israel’s political, economic and military conditions and also to extensive Israeli regulation related to, among other matters, licensing, competition, rates and environmental practices. There can be no assurance that governmental policies in Israel or the current regulations will not change in the future and adversely affect IDBD’s business. We are unable to predict whether IDBD’s success will continue to prosper in Israeli markets. For more information, please refer to the risk factors under “—Risks Related to Israel.”

IDBD may not be able to comply with financial commitments with its creditors and to fully comply with Israeli laws, which would have a material adverse effect on its financial condition and on its ability to continue as a going concern.

On October 11, 2015, we gained effective control over IDBD and started consolidating IDBD’s results of operations.

IDBD’s activities were materially affected with the promulgation of the Promotion of Competition and Reduction of Centralization Law Nº 5.774-13 (the “Reduced Centralization Act”) published in December 2013. In order to fully comply with this law, IDBD could be forced to adopt some adverse measures, such as dispose its controlling interest in Clal or to merge with DIC. For more information about the Reduced Centralization Act and potential implications of its provisions on IDBD and its subsidiaries, see “Item 4 – Information on the Company”.

IDBD is also subject to compliance with certain covenants under its debt arrangements. Although IDBD has successfully negotiated waivers to these covenants with its creditors valid until December 2016, we cannot assure that it will be successful in renegotiating an extension or other new terms. If IDBD is unable to renegotiate or, as an alternative, to raise additional capital, the original covenants of such arrangements will become effective again and creditors could require immediate repayment of the debt.

All factors mentioned above raise significant uncertainties as to IDBD’s capacity to continue as a going-concern. IDBD’s ability to continue as a going concern will depend on its ability in renegotiating the terms of its arrangements, in raising additional funds and also its ability to fully comply with Israel authority’s demands.

IDBD is currently exploring alternative measures to meet its future liquidity requirements and is making payments to significant creditors as cash flow permits. IDBD is in ongoing contact with its creditors regarding future payments, and is attempting to resolve issues regarding its late payments or non-payments. Based on its future cash flow projections, IDBD expects to have the required liquidity to meet its commitments by issuing new debt in Israel, selling financial assets such as Clal and dividend payouts by Clal. IDBD could also secure additional financing through the private issuance of equity securities. However, there can be no assurance that IDBD will be able to resolve these matters satisfactorily, and if it is unable to do so, it may be unable to pay out debts as they become due and could be subject to litigation regarding non-payment that could have a material adverse effect on its business, financial condition, and results of operations.

Our independent registered public accounting firm has included an explanatory paragraph in their opinion that makes references to Note 1 of the consolidated financial statements as of and for the year ended June 30, 2016, which discloses the existence of risks and uncertainties in relation to IDBD and indicating that our financial statements do not include any adjustments related to the valuation of IDBD’s assets and liabilities that would be required if IDBD were not able to continue as a going-concern.

The outcome of the arbitration proceedings between Dolphin and ETH is uncertain and may have an adverse effect on our business.

The arbitration process between Dolphin an ETH (a non-related company established under the laws of the State of Israel, which was presented to Dolphin as a company controlled by Mordechay Ben Moshé) regarding certain matters related to the acquisition and obtainment of control of IDBD, though partially resolved, is still pending.

On September 24, 2015, the competent arbitrator resolved that: (i) Dolphin and IFISA were entitled to act as buyers in the BMBY process, and ETH had to sell all of the IDBD shares held by it at a price of NIS 1.64 per share; (ii) The buyer had to fulfill all of the commitments included in the Arrangement, including the commitment to carry out Tender Offers; (iii) The buyer had to pledge in favor of the Arrangement Trustees the shares that were previously pledged in favor of the Arrangement Trustees by the seller.

However, Dolphin and ETH still have counterclaims of different kinds which are subject to such arbitration proceeding, which, as of the filing date of this Annual Report, is still being heard. There can be no assurances of the final outcome of this process. Should the arbitrator rule in favor of ETH, the value of our investment in IDBD could be severely affected and therefore would likely have a significant adverse effect on our business, financial condition and results of operations.

IDBD’s subsidiaries do business abroad and might be subject to foreign regulation and, therefore, are subject to substantial foreign regulations and permit requirements and may be materially adversely affected if it is unable to comply with existing regulations or requirements, or changes in applicable regulations or requirements

Some of IDBD subsidiaries do business overseas or their securities are traded on foreign stock exchanges. Changes in legislation and regulatory policy in foreign countries as well as characteristics of the business environment in the operating country may impact the financial results and business standing of those companies.

Changes in international financial reporting standards or in accounting principles applicable to IDBD and its subsidiaries may impact various data (including equity attributable to equity holders and earnings) reported on the financial statements of IDBD and its subsidiaries, their compliance with financial covenants, if any, their compliance with terms and conditions of permits and licenses awarded to them and their capacity to distribute dividends. We cannot assure that the existing laws and regulations in the countries where IDBD’s subsidiaries and/ or associates have operations will not be revised or reinterpreted, that new laws and regulations will not be adopted or become applicable to IDBD’s subsidiaries and/ or associates, or that future changes in laws and regulations will not have a detrimental effect on its business. Although not currently required, additional regulatory approvals may be required in the future due to a change in laws and regulations or for other reasons. We cannot assure that IDBD’s subsidiaries and/ or associates will be able to obtain all required regulatory approvals that may be required in the future, or any necessary modifications to existing regulatory approvals, or maintain all required regulatory approvals in the countries in which they operate.

Changes in regulations, licensing or any other regulatory matters in the countries where IDBD’s subsidiaries and/ or associates operate could adversely affect their ability to generate revenues. This, in turn, could represent a negative effect in IDBD’s and, as consequence, in our consolidated results.

IDBD’s subsidiary Property and Building (“PBC”) operates in real estate industry, and is exposed to the risks inherent to that industry.

As part of the real estate industry, PBC face similar risks as described above, regarding our Operation Center in Argentina, such as:

·
“Our performance is subject to risks associated with our properties and with the real estate industry.”
·
“An adverse economic environment for real estate companies such as a credit crisis may adversely impact our results of operations and business prospects significantly”
·
“We may face risks associated with property acquisitions.”
·
“Our future acquisitions may be unprofitable.”
·
“Properties we acquire may subject us to unknown liabilities.”
·
“Our dependence on rental income may adversely affect our ability to meet our debt obligations.”
·
“It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of our portfolio of properties.”
·
“We are subject to risks inherent to the operation of office buildings that may affect our profitability.”
·
“The recurrence of a credit crisis could have a negative impact on our major customers, which in turn could materially adversely affect our results of operations and liquidity.”

IDBD’s subsidiary Shufersal operates in the retail industry, which is a highly regulated industry in Israel.

Israeli legislation with respect to sanitation licensing, as well as new consumer legislation which confers extensive authority upon the Israel Consumer Protection and Fair Trade Authority, consumer legislation and the increased enforcement thereof, and increased oversight of prices or increases in the minimum wage, may adversely affect the business affairs of Shufersal, its financial position and its results of operations. An increase in the minimum wage may adversely affect the financial results of Shufersal, including its profitability. Additionally, the regulator’s determinations regarding the rules for conduct between the large marketing chains, of which Shufersal is one, and dominant suppliers in the food supply segment, including by virtue of the provisions of the Food Law, and regarding the merger of Shufersal with Clubmarket, which is one of the largest retail chains in Israel, may adversely affect Shufersal’s business, financial condition and results of operations.

Shufersal faces intense competition in all aspects of its business.

Shufersal closely monitors the developments in the retail sector, and adjusts its operations, if and insofar as is required, in accordance with those developments. Shufersal faces intense competition, especially as it proceeds with full implementation of its business plan. Competitive pressures, including the responses of competitors to Shufersal’s strategy and the manner of its implementation, may adversely affect Shufersal’s ability to deal with competition, and may lead to lower pricing and the loss of market share in a manner which may have an adverse effect on Shufersal’s business, financial condition and results of operations. The entry of new competitors into markets in which Shufersal is engaged, or the entry of existing competitors into segments in which they were not previously active, could adversely affect Shufersal’s business.

An ineffective wholesale market for retail, the offering of services not in accordance with the criteria of the wholesale market, or the pricing thereof by competitors in order to expand market share could harm Shufersal’s ability to offer competitive services and its competitive position. If Shufersal is unable to manage its competition in an effective manner, its future results might be adversely affected.

The sale of Adama is subject to Chinese regulatory and antitrust approvals and the sale transaction may not be completed.

On July 17, 2016, our indirect subsidiary DIC, agreed to sell its remaining 40% in Adama to ChemChina for cash consideration of US$ 230 million and cancellation of a loan due to a Chinese bank. It is expected that the sale transaction be consummated by the first week of November 2016, subject to the fulfillment of certain conditions, including the receipt of Chinese regulatory and antitrust approvals. Upon completion of the transaction, each party will waive all claims and demands against each other. If the sale transaction is not completed for any reason, the value of our investment in IDBD could be materially adversely affected and therefore would likely have a significant adverse effect on our business, financial condition and results of operations.

IDBD’s subsidiary Cellcom operates in telecommunications industry, which is a highly regulated industry in Israel. In recent years, regulation in Israel has materially adversely affected Cellcom’s results.

A substantial part of Cellcom’s operations is subject to the Israeli Communications Law No. 1982, the Israeli Wireless Telegraph Ordinance (New Version) No. 1972, the regulations promulgated thereunder and the licenses for the provision of different telecommunications services that Cellcom received from the Ministry of Communications in accordance with the Communications Law. The interpretation and implementation of the Communications Law, Wireless Telegraph Ordinance and regulations and the provisions of its general licenses, as well as its other licenses, are not certain and subject to change, and disagreements have arisen and may arise in the future between the Ministry of Communications and us. The Communications Law and regulations thereunder grant the Ministry of Communications extensive regulatory and supervisory authority with regard to its activities, as well as the authority to impose substantial sanctions in the event of a breach of its licenses or the applicable laws and regulations. Further, in the event that Cellcom materially violate the terms of its licenses, the Ministry of Communications has the authority to revoke them. Cellcom’s operations are also subject to the regulatory and supervisory authority of other Israeli regulators which have the authority to impose criminal and administrative sanctions against us.

Cellcom’s general cellular license is valid until February 2022. It may be extended for additional six-year periods upon request to the Ministry of Communications and confirmation from the Ministry of Communications that Cellcom has complied with the provisions of its license and applicable law, has invested in the improvement of its service and network and has demonstrated the ability to do so in the future. Netvision’s unified licenses (granted in July 2015 and amended in February 2016) under which Netvision is providing landline telephony services, internet connectivity services, or ISP, and international long distance services, or ILD, are valid until March 2026 and February 2022, respectively, and may be extended for additional ten year periods, on terms similar to those provided in its cellular license. Cellcom’s other licenses are also limited in time. Cellcom’s licenses may not be extended when requested, or, if extended, the extensions may be granted on terms that are less favorable to Cellcom. In addition, the Ministry of Communications has interpreted and may interpret its licenses and has modified and may modify its licenses without Cellcom’s consent and in a manner that could limit its ability to conduct its business and harm its results of operations. Possible changes to its licenses and legislation which would require us to change its pricing plans and information systems frequently or on a timetable Cellcom cannot meet, can increase the risk of noncompliance with its licenses or violation of such legislation and its exposure to lawsuits and regulatory sanctions.

IDBD’s subsidiary Cellcom faces intense competition in all aspects of its business.

The Israeli telecommunications market is highly competitive in many of its elements, including the cellular and landline service markets. The competition level has increased substantially in recent years, following the entry of additional competitors and regulatory changes alleviating entry barriers and transfer barriers. Also, there is a continued increase of competition in the end user equipment market. In the last year, Cellcom entered both the TV market through its OTT TV service and the landline infrastructure market, through the landline wholesale market (VDSL). In the other markets Cellcom operates in and specifically in the cellular market, the intensified competition led to price competition, the adverse effects of which include a high churn rate and high subscriber acquisition costs, in addition to continued price erosion, all of which have ultimately led to a material decrease in revenues and profitability for us and other MNOs. The current level of competition in all the markets in which Cellcom operates and aggressive price plan offerings by its competitors are expected to continue. The entry of new competitors into markets in which Cellcom is engaged, or the entry of existing competitors into segments in which they were not previously active, or were partially active, as a result of regulatory changes, would allow other operators to provide services currently provided only by Cellcom to its subscribers.

An ineffective wholesale market for landline communication, including due to the exclusion of telephony services from the wholesale market, the offering of services not in accordance with the criteria of the wholesale market, or the pricing thereof in a manner which could harm Cellcom’s ability to offer competitive services packages, and competition on the part of Bezeq and Hot (due to their dominant status in the landline communication market), particularly if the cancellation or easement of the structural separation which applies to the Bezeq and Hot groups is implemented before the creation of an effective wholesale market in the landline communication market. We are unable to foresee if the current high level of competition and trends will continue in the future or if it will continue to affect Cellcom results of operations. In case Cellcom is unable to manage its competition in an effective manner, its future results might be adversely affected.

Cellcom may be adversely affected by the significant technological and other changes in the cellular communications industry.

The telecommunications market is known for rapid and significant technological changes and requires ongoing investments in advanced technologies in order to remain competitive. In recent years Cellcom has witnessed a growing demand for Internet, content and data through advanced third and fourth generation cellular phones, smartphones, modems, tablets and other devices using cellular data that resulted in a rapid and immense growth of data traffic on cellular networks and required cellular operators to upgrade their networks to accord such demand. Transfer of subscribers to unlimited packages of services and national roaming on its network, have contributed to the substantially growing demand for data traffic on its network, as well as to voice and text messages.

We estimate that data traffic will continue to rapidly grow in the future. To meet the growing demand for cellular data traffic, Cellcom is required, among others, to continue its investment in its 4G network and upgrading its transmission network, to allow larger capacity and higher data speed rates. In addition, as in order to provide optimal performance, its LTE network requires additional frequencies to those allocated to us under the LTE frequencies tender (as the Ministry of Communications expects us to evacuate 12 1800MHz which were allocated to us for its 2G network, to be used by its LTE network), Cellcom is in the process of allocating additional 1800MHz to its LTE network, in areas where lower usage of its 2G network, together with advanced and modern equipment and software features, allows such allocation, with negligible adverse effect to its 2G network performance. Nonetheless, such limited quantity of frequencies may adversely affect its network performance, specifically if Cellcom cannot use additional frequencies under network sharing agreements, as its 4G network will have 15MHz at most (similar to Pelephone’s network, unless Pelephone enters a network sharing agreement), whereas Partner and Hot’s 4G combined network enjoys 20MHz.

If Cellcom fails to obtain or maintain favorable arrangements with foreign telecommunications operators, its services may be less attractive or less profitable.

Cellcom relies on agreements with cellular providers outside Israel to provide roaming capabilities to its cellular subscribers in many areas outside Israel. Cellcom cannot control or compel the improvement of the quality of the service that they provide and it may be inferior or less advanced than the service that it provides. Some of Cellcom’s competitors may be able to obtain lower roaming rates than it does because they may have larger call volumes or can use more favorable agreements of their overseas affiliates. If Cellcom’s competitors’ providers can deliver a higher quality, more advanced or a more cost effective roaming service, then subscribers may migrate to those competitors and its results of operation could be adversely affected, more so if the proposed amendment to its license, allowing other operators to provide roaming services to its subscribers, will be adopted.

In recent years, roaming tariffs for Cellcom’s subscribers have decreased. If roaming tariffs continue to decrease including as a result of the increasing competition or the changing regulation, this could adversely affect its profitability and results of operations. Inbound roaming to its network is also influenced by its ability to maintain favorable roaming arrangements. The entry of additional UMTS providers has not only increased competition regarding outgoing roaming services but also increased competition on inbound roaming services. Additional operators or the abovementioned proposed amendment to its license, may increase such competition further. Cellcom also relies on agreements with foreign carriers to provide ILD services by Netvision as well as its international voice hubbing (providing ILD services to foreign operators) services. The risks detailed above in relation to roaming services and possible effects of such risks, apply to Netvision’s ILD and hubbing services as well.

Cellcom’s substantial debt increases its exposure to market risks, may limit its ability to incur additional debt that may be necessary to fund its operations and could adversely affect its financial stability; regulatory change, market terms and its financial results may affect its possibilities to raise debt.

IDBD’s investment Clal operates in the insurance industry, which is a highly regulated industry in Israel. Therefore, Clal is subject to substantial regulations and permit requirements in the insurance area and may be materially adversely affected if it is unable to comply with existing regulations or requirements, or changes in applicable regulations or requirements.

Clal is exposed to changes in legislation and regulation which pertain to its operating segments. In particular, some of the regulatory changes which were recently implemented and proposed, may adversely affect components of the business model in the sector. Additionally, changes in legislation and regulation, including circulars, determinations in principle, position papers and provisions which the Commissioner of Capital Markets is authorized to impose in connection with changes to policy terms, including policy premiums which may affect Clal, including with reference to products which were sold in the past, both by way of retroactive application and due to their effect on the interpretation of agreements which were signed in the past.

Significant operations in Clal are subject to detailed and complex regulation. In particular, the insurance and long-term savings activities are subject to regulatory directives which change from time to time, with respect to products which were sold over many years, and which have long insurance coverage periods and/or savings periods. Non-compliance with the regulatory requirements, including by mistake, may lead to sanctions, including the revocation of licenses and permits and monetary fines, against Clal, also as part of audits on behalf of oversight entities, and may serve as a basis for claims against it.

Risks Related to the GDSs and the Common Shares

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

The GDSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. Cresud, which as of June 30, 2016, owned approximately 63.38% of our common shares (or approximately 366,788,251 common shares which may be exchanged for an aggregate of 36,678,825 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and GDSs.

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

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States

There may be less publicly available information about the issuers of securities listed on the Buenos Aires Stock Market (“Mercado de Valores de Buenos Aires” or “MERVAL” as per its acronym in spanish) than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries.

We are exempt from the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The identification of a material weakness in our internal controls over financial reporting could negative affect the trading price of our shares or GDSs

Our management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our Internal Control over Financial Reporting includes a series of procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with IFRS and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS and that the relevant entity’s or division’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

Our management concluded that our disclosure controls and procedures as of the end of fiscal year 2014 were not effective given to a material weakness in our internal control over financial reporting. This material weakness was related to the accounting for derivative financial instruments derived from non-routine complex contractual provisions in the context of the acquisition of an associate and was already remediated. Under this concept, a material weakness is a deficiency, or combination of deficiencies, in the internal control over financial reporting that may reasonably cause that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. See “Controls and Procedures - A. Disclosure Controls and Procedures.”

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

We are a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States court judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. There is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. Holders of our common shares or GDSs would suffer negative consequences.

Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2016, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Taxation—United States Taxation”) of our common shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or GDSs at a gain, as well as reporting requirements. Please see ‘‘Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

Under Argentine law, shareholder rights may be more limited or less well defined than in other jurisdictions.

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

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our Audited Financial Statements. Our ability to generate retained earnings is subject to the results of our operations.. The uncertainty surrounding future rates of inflation may affect our results of operations and consequently our ability to pay dividends. If the Peso continues to devaluate significantly, all of the negative effects on the Argentine economy related to such devaluation could recur, with adverse consequences on our business and as a result on the results of our operations and our ability to pay dividends.

The ability of holders of the GDSs to receive cash dividends may be limited.

The ability of GDS holders to receive cash dividends may be limited by the ability of the GDS depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the GDS depositary for the GDSs, to the extent that the GDS depositary can in its judgment, and in accordance with local exchange regulations, convert Pesos (or any other foreign currency) into U.S. Dollars on a reasonable basis and transfer the resulting U.S. Dollars abroad, the GDS depositary will as promptly as practicable convert or cause to be converted all cash dividends received by it in Pesos on the deposited securities common shares into U.S. Dollars. If, in the judgment of the GDS depositary, this conversion is not possible on a reasonable basis (or is not permitted by applicable Argentine laws, regulations and approval requirements), the GDS depositary may distribute the foreign currency received by it in Pesos in Argentina or in its discretion hold such currency uninvested for the respective accounts of the owners entitled to receive the same. As a result, if the exchange rate fluctuates significantly during a time when the GDS depositary cannot or does not convert the foreign currency, you may lose some or all of the value of the dividend distribution. For further information see “Risks Relating to Argentina—Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.”

Our ability to pay dividends is limited by law and our by-laws.

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

ITEM 4.                 INFORMATION ON THE COMPANY

A.           History and Development of the Company

General Information

Our legal and commercial name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943, under Argentine law as a stock corporation (Sociedad Anónima), and we were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on June 23, 1943, under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043. Our common shares are listed and traded on the MERVAL through the BCBA and our GDSs representing our common shares are listed on the New York Stock Exchange (“NYSE”). Our principal executive offices are located at Bolivar 108 1st floor, Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina. Our headquarters are located at Moreno 877, (C1091AAQ), Ciudad Autónoma de Buenos Aires. Our telephone is +54 (11) 4323-7400. Information contained in or accessible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites. Our Depositary Agent for the GDSs in the United States is The Bank of New York whose address is P.O. Box 358516 Pittsburgh, PA 15252-8516, and whose telephones are + 1-888-BNY-ADR for U. S. calls and + 1 - 201-680-6825 for calls outside U.S.

History

We have been actively engaged in a range of diversified real estate activities in Argentina since 1991. After our global public offering in 1994, we launched our real estate activities in the office rental market by acquiring three office towers located in prime office zones of Buenos Aires.

Since 1996, through our subsidiary IRSA Commercial Properties, we have expanded our real estate activities in the Shopping Centers segment through the acquisition of controlling interests in sixteen shopping centers: Paseo Alcorta, Alto Palermo Shopping, Buenos Aires Design, Alto Avellaneda, Alto NOA, Abasto Shopping, Patio Bullrich, Mendoza Plaza Shopping, Alto Rosario, Córdoba Shopping Villa Cabrera, Dot Baires, Soleil Premium Outlet, La Ribera Shopping, Distrito Arcos, Alto Comahue Sopping and Patio Olmos. Since 1996, we have also expanded our operations into the residential real estate market through the development and construction of multi-tower apartment complex in the City of Buenos Aires and through the development of private residential communities in the greatest Buenos Aires metropolitan area.

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel near Bariloche and the Intercontinental Hotel in the City of Buenos Aires. In 1998, we also acquired Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest to an affiliate of Sheraton Hotels.

In 1999, we acquired 2.9% of the shares of Banco Hipotecario. Over the years, we have acquired additional common shares increasing our interest to 29.91% as of the date of this annual report.

In 2005, we opened Alto Rosario Shopping, which through the years had become in the most important shopping center in Rosario. Also, in such year, we increased our interest in Mendoza Plaza Shopping S.A. (“Mendoza Plaza”) from 68.8% to 85.4% through our subsidiary IRSA Commercial Properties. Attractive prospects in our Office business led us to make an important investment in this segment by acquiring Bouchard 710 building in fiscal year 2005, covering 15,014 square meters of rentable premium space.

In December 2006, we started the operation of Córdoba Shopping, a shopping center located in the neighborhood of Villa Cabrera in the City of Córdoba, Province of Córdoba. Córdoba Shopping has a total area of 35,000 square meters with 106 stores, 12 movie theaters and parking for 1,500 vehicles. Also, through our subsidiaries, we started in 2007 the construction of one of our most important projects, a shopping center and an office building located in the neighborhood of Saavedra, at the intersection between Panamericana Highway and General Paz Avenue.

During 2007, we made several significant acquisitions in the Shopping Centers and Offices segments. In 2007, we purchased Bouchard Plaza building, also known as “Edificio La Nación”, a 23 floor AAA office building with a total leasable area of 33,324 square meters, located in the downtown of the City of Buenos Aires. During 2015, we completed selling all of the floors in Edificio La Nación, remaining in the portfolio 115 parking spaces for rent. In 2007, we bought Dock del Plata building with a gross leasable area of 7,921 square meters, located in the exclusive area of Puerto Madero, already sold in its entirety. We also launched the development of an office building at Dock IV of Puerto Madero, opened in May 2009, which was entirely sold in December 2015. In addition, we acquired a 50% interest in an office building including current leases with a gross leasable area of 31,670 square meters, known as Torre BankBoston, which is located in Carlos Maria Della Paolera 265, Buenos Aires, and was designed by the recognized architect Cesar Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur).

In March 2008, we launched a residential project through a partnership with Cyrela Brazil Realty to develop a new homebuilding concept in Argentina accompanied by an innovative sale and financing policy. The partnership’s first project named “Horizons” is located in the Vicente López neighborhood, Province of Buenos Aires. The project was a commercial success, all the units were sold in record time.

In April 2008, we acquired a building known as “Edificio República”, in the City of Buenos Aires. This property, designed by the architect César Pelli, is a premium office building in the downtown area of the City of Buenos Aires, which added approximately 19,533 gross leasable square meters to our portfolio. In June 2008, our subsidiary IRSA Commercial Properties acquired a land located in Beruti 3351/3359, between Bulnes and Coronel Diaz Avenue, in Palermo, a neighborhood of the City of Buenos Aires next to our mall “Alto Palermo Shopping”, in which our affiliate TGLT is developing a residential building named “Astor Berutti”.

In July 2008, we decided to expand internationally into the United States, taking advantage of certain investment opportunities generated after the global financial crisis. We acquired a 30% interest in Metropolitan 885 LLC (“Metropolitan”),  a limited liability company incorporated under the laws of Delaware. Its main asset is a 34-story building named Lipstick Building, located at 885 Third Avenue, New York. In addition to this asset, the acquired company also includes debt associated with the building. The purchase price paid was US$22.6 million. The property has approximately 59,000 square meters of leasable area. Also, we acquired a 50% put right related to stake acquired over a period beginning at six months from closing of the transaction until the third anniversary at a price equal to the amount paid for the acquisition plus interest at a rate of 4.5% per annum. Moreover, we acquired the right of first offer for the 5% interest currently held by other shareholder of Metropolitan. During fiscal year 2011, as a result of successful negotiations, we reached an agreement to restructure the debt of Metropolitan, which was completed on December 30, 2010, the date on which a principal payment of US$15.0 million for the new restructured mortgage financing, reducing it from US$130.0 million to US$115.0 million. As a result we own indirectly 49% of New Lipstick LLC (“New Lipstick”), a holding company that owns Metropolitan, and as part of those agreements the 50% put option was terminated.

In May 2009, we opened the Dot Baires Shopping Mall, which has four levels and basement levels, consisting of a total area of 173,000 square meters, 49,179 square meters of which is gross leasable area. Dot Baires Shopping, has 153 retail stores, a hypermarket, a cinema complex and parking spaces for 2,200 vehicles.

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

During 2010, we acquired from Parque Arauco S.A. a 31.6% stake in IRSA Commercial Properties, for a total purchase price of US$126 million, as a consequence of which we increased our shareholding in IRSA Commercial Properties from 63.4% to 94.9%.  As of June 30, 2016, our holding was 94.61%.

In December 2010, we acquired a 49% interest in the entity that then owned the building located at 183 Madison Avenue, New York, for a purchase price of US$85.1 million. In November 2012, we increased our participation by an additional 25.5%, to 74.50% of the share capital outstanding. In September 2014, we completed the sale of 183 Madison Avenue, for a sale price of US$185 million.

In March 2011, we bought the Nobleza Piccardo warehouse, through a subsidiary in which we have a 50% stake. This property is located in the city of San Martin, Province of Buenos Aires, and due to its size and location represents an excellent venue for the future development of different segments. The total plot area is 160,000 square meters with floor area of 81,786 square meters. Under the terms of the agreement, Nobleza Piccardo rents the property during the first year, releasing it partially until the third year, at which time it releases the entire building. We are working on the design of a master plan to apply to the authorities of San Martín that allow us to develop a mixed-use project.

In August 2011, we acquired through our subsidiary IRSA Commercial Properties, the 50% of Nuevo Puerto Santa Fe S.A. (“NPSF”) common shares, a corporation that is tenant of a building in which La Ribera Shopping was built and currently operates, a mall of approximately 8,000 square meters of gross leasable area, located within Dique I of the port of the city Santa Fe.

In March 2012, we entered into an agreement with Supertel Hospitality Inc. (“Supertel”) whereby we acquired 3,000,000 convertible preferred shares in which we invested approximately US$20 million. Supertel is a U.S. REIT listed on Nasdaq, which began operations in late 70s and in 1994 completed its initial public offering. The company was focused on mid-range and extended stays hotels in 23 states in the United States, which are operated by different operators and franchises. During 2015, it appointed a new CEO who is working on the relaunching of the company. It has also changed its name to “Condor Hospitality Trust” and its symbol on Nasdaq to “CDOR” (“Condor”). During March 2016, Supertel exchanged its Class C preferred shares for a new class of preferred Class D shares issued by Condor. In this new issue it has joined the firm “Stepstone Real Estate” as a new investment partner contributing US$30 million, which were intended to cancel the Preferred Series A and B and the acquisition of new hotels. The new preferred shares series D will accrue an annual interest of 6.25% and will be convertible into common stock at a price of US$1.60 per share at any time maintaining a conversion obligation in the event of future capitalization of the company. Condor’s board is composed of four directors appointed by Supertel, 3 from Stepstone and 2 Independents. Also, Supertel’s voting power in Condor amounts to 49%.

In December 2014, we renamed Alto Palermo into IRSA Commercial Properties, an exclusive vehicle of commercial real estate in Argentina with more than 430,000 premium square meters of properties, to capture all growth opportunities arising in the future. We transferred 83,789 square meters of five buildings of our Premium office portfolio to our subsidiary Alto Palermo S.A. (APSA) (currently IRSA Commercial Properties), of which we own 94.61% of its shares and decided to change its name to IRSA Commercial Properties, which is listed on the MERVAL and on Nasdaq, under the symbol “IRCP”.  The Premium office buildings transferred included Edificio República, Torre Bank Boston, Edificio Intercontinental Plaza, Edificio Bouchard 710 and Edificio Suipacha. We also transferred to IRSA Commercial Properties the reserve of land known as Intercontinental II, adjoining Edificio Intercontinental Plaza, which has potential for the development of 19,597 m2.

In December 2014, we opened a new shopping center, “Distrito Arcos, Premium Outlet”. Located in Palermo (City of Buenos Aires), this new project of approximately 13,000 square meters of gross leasable area, 52 shops and 15 stands was established as an outlet with variety of premium brands in an open-air environment.

In March 2015, we inaugurated the sixteenth mall of our portfolio. Alto Comahue Shopping, located in the center of the city of Neuquén, which has an area of 9,500 square meter gross leasable area, about 1,000 parking spaces between indoor and outdoor and a major entertainment and leisure space. The mall has 130 retail shops that feature the most prestigious brands in the country. The project is part of a mixed-use complex, to be complemented by a supermarket and two additional land plots. One of them is for the development of a hotel, and the other of 18,000 square meters, is for future residential development.

In October 11, 2015, continuing with our strategy of expansion and diversification in the international markets, we gained control of the Israeli conglomerate IDBD. IDBD is one of the largest and most diversified conglomerates in Israel which participates through its subsidiaries in numerous markets and industry sectors, such as: real estate (Property & Building Corporation), supermarkets (Shufersal), agrochemicals (Adama), insurance (Clal Holdings Insurance Enterprises), and telecommunications (Cellcom), among others. IDBD’s shares ceased to be listed on the Stock Exchange of Tel Aviv (“TASE”). For more information about the control obtainment of IDBD please see “Significant acquisitions, dispositions and development of business - Acquisition of control of IDBD”.

Significant acquisitions, dispositions and development of business

Acquisitions

Acquisition of control of IDBD

On May 7, 2014, the Company, acting indirectly through Dolphin, acquired jointly with ETH, an aggregate of 106.6 million common shares in IDBD, representing 53.30% of IDBD’s stock capital, in the context of a restructuring Arrangement of IDBH, IDBD’s parent company. Under the terms of the agreement, Dolphin and ETH (the “Shareholders’ Agreement”)1, Dolphin acquired 50% interest in this investment, and ETH acquired a 50% equity stake in IDBH. The initial investment amount was NIS 950 million, equivalent to approximately US$272 million at the exchange rate prevailing on that date.

On May 28, 2015, in accordance to the requirements under existing shareholder arrangements, ETH launched a tender offer to acquire all the shares of IDBD held by minority shareholders, at a fixed price.  The obligation to consummate this acquisition was assumed by the buyers.  On June 10 and 11, 2015, Dolphin gave notice to ETH of its intention to buy all the shares of IDBD held by ETH.

After certain aspects of the offer were resolved in arbitration brought by Dolphin and ETH, on September 24, 2015, the arbitration panel resolved that: (i) Dolphin and IFISA were entitled to act as buyers in the tender offer and ETH had to sell all IDBD shares held by it (92,665,925 shares) at a price of NIS 1.64 per share; (ii) the buyer was obligated to fulfill the commitments assumed by ETH, including the commitment to carry out the tender offers; and (iii) the buyer was obligated to pledge the shares of acquired from ERT to the Agreement Trustees.

1 Note that the shareholders’ agreement was originally signed between Dolphin and ETH MBA Extra Holdings. On April 2014, Dolphin and CAA Extra Holding received the rights to become holders of the shares.

On October 11, 2015, the BMBY process concluded, and IFISA acquired all IDBD’s shares from ETH. Consequently, the Shareholders’ Agreement was terminated and members of IDBD’s board of directors appointed by ETH tendered their resignations, leaving Dolphin with the authority to appoint new members to the Board. Additionally, Dolphin pledged additional shares as collateral to secure compliance with the IDBD stock purchase agreement, thereby increasing the number of pledged shares to 64,067,710. As a consequence, IRSA acquired control of IDBD and started to consolidate financial statements as from that date.

In addition to the arbitration decision issued on September 24, 2016, ETH and Dolphin have counterclaims that remain unresolved in such arbitration proceeding. As of the date of this Annual Report, the proceeding is still pending.

Subsequently following the exercise of BMBY, Dolphin has entered into an option agreement with IFISA that grants Dolphin the right for a period of two years to acquire the 92,665,925 shares in IDBD owned by IFISA at a price per share of NIS 1.64 plus an annual interest rate of 8.5%. The exercise date for the option extends for two years.  Dolphin also has a first refusal if IFISA agrees to sell these shares to a third party. The value of the option agreement as of June 30, 2016 is zero.

Acquisition of non-controlling interest

Dolphin was required to carry out the first tranche of tender offers in December 2015. Before expiration of such first tranche, Dolphin and the arrangement trustees (the “Trustees”) entered into an extension agreement (the “Extension Agreement”), which was replaced by the final agreement approved by approximately 95% of the non-controlling shareholders of IDBD (excluding IFISA) and by warrants holders of IDBD on March 2, 2016 and by the competent court on March 10, 2016. The major amendments to the Arrangement were:

(i)
Replacement of the obligation to conduct tender offers as previously established under the Arrangement whereby Dolphin would purchase all the shares outstanding on March 29, 2016 from non-controlling shareholders of IDBD (except for those held by IFISA) on March 31, 2016. On March 29, 2016, all IDBD shares would be delisted from the TASE. On that date, all IDBD warrants held by non-controlling shareholders would expire and Dolphin would make capital contributions to IDBD or grant subordinate loans, as described hereafter.

(ii)
The price to be paid for each IDBD share held by non-controlling shareholders on March 29, 2016 would be NIS 1.25 payable in cash, plus NIS 1.20 adjusted nominal value in bonds of the IDBD Series 9 (the “IDBD Bonds”), which IDBD will issue directly to non-controlling shareholders and holders of warrants, and Dolphin will inject funds into IDBD equal to the adjusted nominal value of IDBD Bonds. Additionally, Dolphin would undertake to pay NIS 1.05 per share (subject to adjustments) in cash if Dolphin, either directly or indirectly, gains control of Clal, or if IDBD sells a controlling stake in Clal under certain parameters (the “Clal payment”), which refers mainly to Clal’s sale price (at a price which exceeds 75% of its book value upon execution of the sale agreement, subject to adjustments) and, under certain circumstances, the proportion of ownership of Clal shares sold by IDBD.

(iii)
The warrants held by non-controlling shareholders that have not been exercised until March 28, 2016 expired on March 31, 2016. Each warrant holder was entitled to elect whether: (a) to receive IDBD bonds (based on the adjusted nominal value) in an amount equal to the difference between NIS 2.45 and the exercise price of the warrants and be entitled to the Clal payment; or (b) to receive a payment determined by an independent appraiser and approved by Court.

Regarding warrant holders choosing this second alternative of payment, the District Court has rejected the experts opinion with respect to the evaluation of the Clal payment and one of the warrants holders has decided to file an appeal before the Supreme Court. As of the date of this filing, the process has not been ended and the Supreme Court has not rendered a decision yet.

(iv)
Dolphin committed to providing IDBD a total of NIS 515 million (the “Contribution to IDBD”), of which Dolphin contributed NIS 15 million in February 2016 and NIS 85 million in March 2016. The amount injected to IDBD would be reduced by any capital contribution resulting from the exercise of warrants held by non-controlling shareholders (maximum amount of approximately NIS 37.5 million). The contribution to IDBD would further cover the IDBD Bonds necessary to comply with the transactions described above (between NIS 166.5 million and NIS 178 million), and the balance would be contributed until completing the amount committed by Dolphin either as a capital contribution or as a subordinated loan which amounted to NIS 248.45.

(v)
Dolphin had to pledge 28% of its IDBD shares, as well as all rights held by Dolphin in relation to the subordinated loan granted in the amount of NIS 210 million in December 2015, until the payment obligation for Clal has been completed or has expired, after which the pledge will be discharged.

Should new shares be issued by IDBD, Dolphin will be required to pledge additional shares until completing the 28% of all IDBD share capital. This pledge supersedes the existing pledge on approximately 64 million shares of IDBD and all Dolphin’s rights in relation to the Subordinated Loan.

(vi)
Additionally, Dolphin agreed not to exercise its right to convert the subordinated loans into shares of IDBD until the pledge described above has been released. Should the pledge on subordinated loans be exercised by the Trustees, then those trustees may convert the subordinated loans into shares; however, in such case, the maximum percentage of the IDBD capital that may be pledged is 35%, and any shares in excess of such amount will be released from the pledge.

On March 31, 2016: (i) Dolphin acquired all shares from IDBD’ minority shareholders (except for IFISA), (ii) all warrants held by IDBDs minority shareholders expired, and (iii) Dolphin made additional contributions to IDBD via subordinated loans pursuant. All commitments to invest in IDBD by Dolphin have been satisfied; only obligation to make a payment to Clal is outstanding, provided certain conditions are met. Additionally, Dolphin is obligated to exercise its warrants if both of the following conditions occur:

(i)
An agreement is reached to renegotiate the debt covenants applicable to IDBD and its subsidiaries; and

(ii)
Control over Clal is obtained.

The obligation would amount to NIS 391 million. The warrants mature on February 10, 2018.  As of June 30, 2016, IRSA’s indirect interest in IDBD was 68.28% without considering dilution.

The transaction described above represented the acquisition of an additional interest of 19.28% in IDBD for a total amount of Ps.1,249 million. As a result of this transaction, the non-controlling interest was increased by Ps.346 million and the interest attributable to the shareholders’ of the controlling parents was increased by Ps.234 million.

Acquisition and sale of investment properties

During the fiscal year ended June 30, 2016, IRSA sold certain floors corresponding to Maipú 1300 Building, Intercontinental Plaza, all the floors corresponding to Dique IV and Isla Sirgadero, among others. All sales mentioned above led to a combined profit for the Company of Ps.1,113 million.

During the fiscal year ended June 30, 2015, IRSA acquired five plots of farmlands in Luján for Ps.210 million and, through IRSA CP, a plot of land in Córdoba in the amount of Ps.3.1 million, and has sold floors corresponding to Maipú 1300 building, Intercontinental Plaza, Bouchard 551, the entire Madison 183 building and parking spaces in Bouchard 551, Libertador 498 and Maipú 1300. All sales mentioned above led to a combined profit for the Company of Ps.1,163 million.

During the fiscal year ended June 30, 2014, IRSA acquired, through IRSA CP, a building next to Alto Palermo Shopping for US$3.8 million and sold floors corresponding to Maipú 1300 building, Bouchard 551 and the entire buildings Mayo 589, Rivadavia 565, Costeros Dique IV Constitución 1159 and parking spaces in Maipú 1300, Bouchard 551 and Libertador 498 buildings. All sales mentioned above led to a combined profit for the Company of Ps.236 million.

Acquisition of additional interest in BHSA

During the year ended June 30, 2015, IRSA acquired 3,289,029 additional shares of BHSA for Ps.14.2 million, thereby increasing its equity stake from 29.77% to 29.99%. During the year ended June 30, 2016 IRSA sold 1,115,165 shares of BHSA in a total amount of Ps.7.7 million, thereby decreasing its interest to 29.91%.

Disposal of financial assets

During August 2014, IRSA, through its subsidiary REIG IV, sold the balance of one million shares of Hersha Hospitality Trust, at an average price of US$6.74 per share.

Sale of Associates

On February 5, 2014, IRSA, through Ritelco, sold its interest in Bitania, representing 49% of its capital stock, for US$4.2 million. Such transaction generated a net gain of approximately Ps.13.3 million.

Acquisition of BACS

The Company through Tyrus, subscribed a purchase-sale agreement of shares of BACS, representing an interest of 6.125%, for US$1.35 million. This operation is yet to be approved by the BCRA as of June 30, 2016, according to regulations in force. The advance payment related to this transaction is disclosed in “Trade receivables and Other receivables”. On August 24, 2016 the operation was approved by the BCRA.

On June 17, 2015, subscribed Convertible Notes, issued by BACS with or a nominal value of Ps.100,000,000, which are convertible into common stock.

On June 21, 2016, we notified BACS on their right to convert all of the convertible subordinated Notes into common shares.

As a consequence, BACS initiated the relevant diligence before the Argentine Central Bank in order to secure the authorization to issue the shares in our favor.

Rigby capital reduction

During fiscal year 2015, Rigby reduced its capital stock by distributing among existing shareholders, proportionally to their shareholdings, the gain made on the sale of Madison building. The total amount distributed is US$103.8 million, of which the Company received US$77.4 million (US$26.5 million through IRSA International and US$50.9 million through IMadison LLC) and US$26.4 million were distributed to other shareholders. As a result of such reduction, the Company has decided to reverse the corresponding accumulated conversion difference on a pro rata basis, which amounted to Ps.188.3 million.

Capital Expenditures

Fiscal Year 2016. During the fiscal year ended June 30, 2016, we invested Ps.2,369 million, mainly related to: (a) acquisitions and improvements in property, plant and equipment for Ps.1,172 million, primarily i) Ps.378 million in buildings and facilities, mainly in our operation center in Israel’s supermarkets, ii) Ps.310 million in communication networks, and iii) Ps.291 million in machinery and equipment; (b) improvements in our rental properties of Ps.260 million, primarily in our shopping centers in Argentina; and (c) the development of properties for Ps.919 million, mainly in our Operations Center in Israel.

Fiscal Year 2015. During the fiscal year ended June 30, 2015, we invested Ps.532 million, as follows: (a) to fund improvements in our Sheraton Libertador, Intercontinental and Llao Llao hotels (Ps.1.2 million, Ps.9 million and Ps.4.5 million, respectively), (b) Ps.14 million allocated to advances for the acquisition of investments in general, (c) Ps.35 million related to the acquisition of furniture and fixtures, machinery, equipment, and facilities, (d) Ps.186.5 million related to the development of properties, of which Ps.1.5 million are related to Distrito Arcos and Ps.185 million are related to Alto Comahue, (e) Ps.60.4 million related to improvements in our shopping centers, (f) Ps.5.6 million related to improvements to our offices and other rental properties; (g) Ps.214.6 million related to the acquisition of the “La Adela” project, and (h) Ps.1.6 million related to the acquisition of land reserves.

Fiscal Year 2014. During the fiscal year ended June 30, 2014, we invested Ps.318 million, as follows: (a) to fund improvements in our Sheraton Libertador, Intercontinental and Llao Llao hotels (Ps.5.6 million, Ps.2.1 million and Ps.2.3 million, respectively), (b) Ps.9.5 million related to the acquisition of furniture and fixtures, machinery, equipment and facilities, (c) to fund improvements in our shopping centers for Ps.61.1 million, (d) Ps.179.3 million allocated to the development of properties, Ps.99.9 million corresponding to the “Distrito Arcos” project and Ps.79.4 million to the “Shopping Neuquén” project, (e) Ps.29.6 million allocated to advances for the acquisition of investments in general, (f) Ps.24 million allocated to improvements of our offices and other rental properties, and (g) Ps.0.5 million related to the acquisition of land reserves.

Recent Developments:

Annual Shareholders Meeting.

Our Ordinary and Extraordinary Shareholders’ Meeting has been called for October 31, 2016, at 1:00 p.m., to address the following agenda: (i) Consideration of documents contemplated in Section 234, paragraph 1, of the Argentine Companies Law No. 19,550 for the fiscal year ended June 30, 2016; (ii) Consideration of the fiscal year’s results, consisting of a Ps.1,254 million net loss. Ratification of the Board of Directors’ decision dated May 12, 2016, as to funding the legal reserve with funds from the future dividends reserve, in accordance with Art. 5, Chapter III, Title IV of CNV Rules; (iii) Consideration of Board of Directors’ performance; (iv) Consideration of Supervisory Committee’s performance; (v) Consideration of compensation payable to the Board of Directors for Ps.24 million for the fiscal year ended June 30, 2016; (vi) Consideration of compensation payable to the Supervisory Committee for the fiscal year ended June 30, 2016; (vii) Determination of the number and election of Regular Directors and Alternate Directors, as applicable; (viii) Appointment of Regular and Alternate Members of the Supervisory Committee; (ix) Appointment of Certifying Accountant for the next fiscal year and determination of its compensation. Delegation of powers; (x) Updating of report on Shared Services Agreement; (xi) Treatment of amounts paid as personal assets tax levied on the shareholders; (xii) Consideration of (i) request for extension of the Global Note Program for up to US$300 million currently outstanding, in accordance with the resolutions adopted at the Shareholders’ Meeting dated October 31, 2011, for a further 5 years or more, if applicable; (ii) request for extension of the Program for an additional US$200 million; (xiii) Consideration of (i) delegation on the Board of Directors of powers to implement the time and amount extension requests of the Global Note Program and/or its reduction, and to determine the terms and conditions of the Program not expressly approved by the shareholders’ meeting, such as time and currency of issue and further terms and conditions of the notes to be issued under the Global Note Program ; (ii) authorization to Board of Directors to (a) approve, celebrate, enter into and/or subscribe any agreement, contract, document, instrument and/or note related to the time extension of the Program and/or the implementation of the amount increase and/or the issuance of notes and/or series of notes under the Program; (b) request to the Argentine Securities Commission the authorization for the public offering of such notes; (c) request to the applicable stock Exchange, local or foreign, the authorization for the listing of such notes; and (d) undertake any action or take any necessary step in order to the time extension request of the Program and/or its amount increase and/or the issuance of notes and/or series of notes under the Program; and (iii) authorization to the Board of Directors to delegate the powers and authorizations granted in (i) and (ii) to one or many of its members; (xiv) Consideration of the granting of indemnity to current and former members of the Board of Directors, members of the Supervisory Committee and the Senior Management of the Company, in subsidy of the D&O policies; (xv) Consideration of reform of article 24 of the by-laws in order to include distance meetings.

Operations Center in Argentina

Issuance of Series VII and Series VIII Notes.

On September 8, 2016, we issued the Series VII Notes, in an aggregate principal amount of Ps.384,233,262, bearing an adjustable interest rate of BADLAR + 2.99% per year and the Series VIII Notes, in an aggregate principal amount of US$184,507,138, bearing interest at a fixed rate of 7% per year. Both Series mature on September 9, 2019. The use of proceeds was mainly to repay debt.

Redemption of Series I Notes.

On September 9, 2016, we announced our intention to redeem all outstanding Series I Notes for a total amount of US$74.55 million. The redemption took place on October 11, 2016, and the redemption price was equal to 100% of the aggregate principal amount of the outstanding Notes plus accrued interest, as a result of the redemption, the outstanding amount of the Notes was cancelled in full.

Dolphin Netherlands shares subscription.

On August 10, 2016, through a subsidiary, we subscribed additional shares of Dolphin Netherlands B.V. for a subscription price of US$3.2 million. As of June 30, 2016 we owned 98.6% of Dolphin Netherlands B.V.

Operations Center in Israel

Acquisition of DIC shares from IDBD.

On September 23, 2016, we acquired from IDBD 8,888,888 shares of Discount Investment Corporation (“DIC”) (DISI:TASE) for NIS 100 million (approximately US$26.7 million), equivalent to 8.8% of DIC’s shares outstanding.

ChemChina’s offer for Adama Agricultural Solutions Ltd.

On July 17, 2016, our indirect subsidiary DIC, agreed to sell its remaining 40% in Adama to ChemChina for cash consideration of US$ 230 million and cancellation of a loan due to a Chinese bank. It is expected that the sale transaction be consummated by the first week of November 2016, subject to the fulfillment of certain conditions, including the receipt of Chinese regulatory and antitrust approvals.

Dismissal of liquidation request of IDBD.

On July 18, 2016, the Tel Aviv District Court dismissed the request for liquidation of IDBD and appointment of interim liquidator put forward by Hermetic Trust (1975) Ltd. on behalf of IDBD’s Series 9 bondholders.

Issuance of Notes by IDBD and DIC.

On August 2, 2016 IDBD issued a new Series of Debentures in the Israeli market for an amount of NIS 325 million due November 2019 at an annual interest rate adjustable by CPI plus 4.25%. The notes are pledged by shares of Clal Insurance Enterprise Holdings Ltd (“Clal”), subject to the approval of the Commissioner of Capital Markets, Insurance and Savings. IDBD is working to get the authorization to constitute the guarantee through the filing of an application to the Supreme Court asking for such approval. In case IDBD does not get the required approval, funds must be repaid with interest plus a penalty. on September 15, 2016, the High Court of Justice gave a partial judgment and decision, according to which it was decided, to reject the petition  for the most part and to grant an order which instructs the Commissioner to appear and show a reason for her opposition to the request of the company to pledge up to 5% of the shares of Clal Holdings, subject to an outline agreed to at the time by the company. Furthermore, the company maintains the right to accede to a proposal for compromise which was raised in the context of the discussion. A hearing date was set for January 2017.

Furthermore, DIC re-opened its issuance of Notes due 2025 for an additional principal amount of NIS 360 million.

Notes in IDBD and subsidiaries.

In July 2016, Shufersal acquired Notes Series B shares with a Nominal Value of NIS 511 million by way of an additional issue of Notes Series F shares at a ratio of 1.175 for each NIS 1 nominal value of the Series B shares outstanding. The Notes Series B shares acquired by Shufersal were cancelled and delisted.

B.           Business Overview

Operations and principal activities

Founded in 1943, IRSA Inversiones y Representaciones is one of Argentina’s leading real estate companies in terms of total assets and the only Argentine real estate company whose shares are listed on both the MERVAL and on the NYSE.

We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified activities, primarily in real estate, in Argentina and abroad, including:

i.
the acquisition, development and operation of shopping centers,

ii.
the acquisition and development of office and other non-shopping center properties primarily for rental purposes,

iii.
the development and sale of residential properties,

iv.
the acquisition and operation of luxury hotels,

v.
the acquisition of undeveloped land reserves for future development or sale, and

vi.
selective investments outside Argentina.

As of June 30, 2016, we owned 94.61% of IRSA Commercial Properties, 29.91% of Banco Hipotecario, one of the leading financial institutions in Argentina, 49.9% interest in a US company whose main asset is the “Lipstick Building in New York City,” 49.0% of the voting stock of the US Real Estate Investment Trust (“REIT”) named Condor (formerly known as Hospitality Inc.) and indirectly, 68.3% of the IDBD.

On October 11, 2015, we gained effective control of IDBD and it began to include it in our consolidated financial statements.

IDBD is one of the largest and most diversified holding companies in Israel. Through its subsidiaries, associates, joint ventures and other investments, IDBD is engaged in numerous markets and industry sectors in Israel and other countries, including real estate (Property and Building Corporation), supermarkets (Shufersal), agroindustry (Adama), insurance (Clal Holdings Insurance Enterprises, hereinafter Clal), and telecommunications (Cellcom), among others. On March 31, 2016, IDBD’s shares were delisted from the Tel Aviv Stock Exchange. However, IDBD will continue to be registered with the TASE as a “Debentures Company” pursuant to Israeli law, as it has bonds listed on such exchange.

We have decided to break down reporting into an Operations Center in Argentina and an Operations Center in Israel. From the Operations Center in Argentina, through IRSA and our subsidiaries, we manage the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor hotel REIT. From our Operations Center in Israel, we manage IDBD.

Operations Center in Argentina

We operate our business in Argentina through six reportable segments, namely “Shopping Centers”, “Offices and Others”, “Sales and Developments”, “Hotels”, “International” and “Financial Operations and Others” as further described below:

Our “Shopping Centers” segment includes the operating results from our portfolio of shopping centers principally comprised of lease and service revenue from tenants. Our Shopping Centers segment had assets of Ps.2,337 million and Ps.2,371 million as of June 30, 2016 and 2015, respectively, representing 46% and 37% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Shopping Centers segment generated operating income of Ps.1,638 million and Ps.1,190 million for the fiscal years ended June 30, 2016 and 2015, respectively, representing 60% and 47% of our consolidated operating income in Argentina for such years, respectively.

Our “Offices and Others” segment includes the operating results of our lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants. Our Offices and Others segment had assets of Ps.911 million and Ps.992 million as of June 30, 2016 and 2015, respectively, representing 18% and 15% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Offices and Others segment generated operating income of Ps.221 million and Ps.102 million for the fiscal years ended June 30, 2016 and 2015, respectively, representing 8% and 4% of our consolidated operating income for the Operations Center in Argentina for such years, respectively.

Our “Sales and Developments” segment includes the operating results of our acquisition and/or construction of housing and other properties for sale in the ordinary course of business. Our Sales and Developments segment had assets of Ps.742 million and Ps.612 million as of June 30, 2016 and 2015, respectively, representing 15% and 9% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Sales and Developments segment generated operating income of Ps.881 million and Ps.1,113 million for the financial years ended June 30, 2016 and 2015, respectively, representing 32% and 44% of our consolidated operating income for the Operations Center in Argentina for such years, respectively.

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of Ps.164 million and Ps.172 million as of June 30, 2016 and 2015, respectively, representing 3% of our operating assets for the Operations Center in Argentina for both years. Our Hotels segment generated operating losses of Ps.1 million and operating losses of Ps.12 million for the fiscal years ended June 30, 2016 and 2015, respectively, representing 0.04% and 0.47% of our consolidated operating income for the Operations Center in Argentina for such years.

Our “International” segment includes investments that mainly operate in the United States in relation to the lease of office buildings and hotels in that country, and the results arising from the investment in IDBD at fair value until October 11, 2015. We intend to continue evaluating investment opportunities outside Argentina as long as they offer attractive investment and development options. Our International segment generated operating losses of Ps.3 million and operating income of Ps.146 million for the fiscal years ended June 30, 2016 and 2015, respectively, representing 0.1% and 6% of our consolidated operating income for the Operations Center in Argentina for such years, respectively.

Our “Financial Operations and Others” segment includes principally the income or loss generated by our associates Banco Hipotecario, BACS and Tarshop, and the residual financial operations of Metroshop carried on through Apsamedia. During fiscal year 2015, we decreased equity interest in Banco Hipotecario from 29.99% to 29.91%, held in the form of Class D shares, which are currently entitled to three votes per share. As of June 30, 2016, our investment in Banco Hipotecario generated income of Ps.259 million. Tarshop’s operations consist primarily of lending and servicing activities related to the credit card offered to consumers at retail venues. Our Financial Operations and Others segment had assets of Ps.1,703 million and Ps.1,404 million as of June 30, 2016 and 2015, respectively, representing 34% and 22% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Financial Operations and Others segment generated operating losses of less than Ps.1 million and Ps.2 million for the fiscal years ended June 30, 2016 and 2015, respectively, representing less than 1% of our consolidated operating income for the Operations Center in Argentina for such years.

Operations Center in Israel

We operate our business in Israel through six reportable segments, namely “Real Estate”, “Supermarkets”, “Agrochemicals”, “Telecommunications”, “Insurances” and “Others” as further described below:

Our “Real Estate” segment includes mainly assets and operating income derived from business related to the subsidiary PBC. Through PBC, the Company operates rental properties and residential properties in Israel, United States and other parts of the world and carries out commercial projects in Las Vegas. Our Real Estate segment had assets of Ps.60,197 million as of June 30, 2016, representing 41% of our operating assets for the Operations Center in Israel at such date. Our Real Estate segment generated operating income of Ps.617 million for the fiscal year ended June 30, 2016, representing 86% of our consolidated operating income for the Operations Center in Israel for such year.

Our “Supermarkets” segment includes assets and operating income derived from the business related to the subsidiary Shufersal. Through Shufersal, the Company mainly operates a supermarket chain in Israel. Our Supermarkets segment had assets of Ps.29,440 million as of June 30, 2016, representing 20% of our operating assets for the Operations Center in Israel at such date. Our Supermarkets segment generated operating income of Ps.424 million for the fiscal year ended June 30, 2016, representing 59% of our consolidated operating income for the Operations Center in Israel for such year.

Our “Agrochemicals” segment includes the income derived from the associate Adama. Adama is a company specialized in agrochemicals, particularly for the production of crops. Our Agrochemicals segment generated an income of Ps.334 million from the investment in Adama for the fiscal year ended June 30, 2016.

Our “Telecommunications” segment includes assets and operating income derived from the business related to the subsidiary Cellcom. Cellcom is a provider of telecommunication services and its main activities include the provision of mobile phone services, fixed line phone services, data and Internet, among others. Our Telecommunications segment had assets of Ps.27,345 million as of June 30, 2016, representing 19% of our operating assets for the Operations Center in Israel at such date. Our Telecommunications segment generated operating losses of Ps.71 million for the fiscal year ended June 30, 2016, representing 10% of our consolidated operating income for the Operations Center in Israel for such year.

Our “Insurance” segment includes the investment in Clal. Clal is one of the most important insurance groups in Israel, and is mainly engaged in pension and social security insurance, among others. As indicated in Note 16 of the Financial Statements, 51% of the controlling shares of Clal are held in a trust following the instructions of the Israel Securities Commission in order to comply with the sale of the controlling shares of Clal; as a result, Clal is not fully consolidated on a line-by-line basis but rather in a single line as a financial instrument at fair value, as required by the IFRS under the current circumstances where no control is exercised. Our Insurance segment had assets of Ps.4,602 million as of June 30, 2016, representing 3% of our operating assets for the Operations Center in Israel at such date.

Our “Others” segment includes the assets and income derived from other diverse business activities, such as technological developments, tourism, oil and gas assets, electronics, and others. Our Others segment had operating assets of Ps.25,405 million as of June 30, 2016, representing 17% of our operating assets for the Operations Center in Israel at such date. Our Others segment generated operating losses of Ps.250 million for the fiscal year ended June 30, 2016, representing 35%, of our consolidated operating income for the Operations Center in Israel for such year.

Business Strategy

As a leading company in Argentina engaged to acquiring, developing and managing real estate, we seek to (i) generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, (iii) increase the productivity of our land reserves and enhance the margins of our development and sale of properties segment through partnerships with other developers, and (iv) look for opportunities abroad offering capital gain potential.

Operations Center in Argentina

Shopping Centers

Our main purpose is to maximize our shareholders’ profitability. By using our know-how in the shopping centers industry in Argentina as well as our leading position, we seek to generate a sustainable growth of cash flow and to increase the long-term value of our real estate assets.

We attempt to take advantage of the unsatisfied demand for purchase in different urban areas of the region, as well as of our customers’ purchase experience. Therefore, we seek to develop new shopping centers in urban areas with attractive prospects for growth, including Buenos Aires’ Metropolitan area, some cities in the provinces of Argentina and possibly, other places abroad. To achieve this strategy, the close business relationship we have had for years with more than 1,000 retail companies and trademarks composing our selected group of tenants is of utmost importance, as it allows us to offer an adequate mix of tenants for each particular case.

During the fiscal years ended June 30, 2014, 2015 and 2016, our Shopping Centers segment had revenues of Ps.1,383 million, Ps.1,778 million and Ps.2,406 million, respectively.

Offices and Others

We seek to purchase and develop premium office buildings in strategically-located business districts in the City of Buenos Aires and other strategic locations that we believe offer return and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to consider new opportunities on a selective basis to acquire or construct new rental office buildings.

During the fiscal years ended June 30, 2014, 2015 and 2016, our Offices and Others segment had revenues of Ps.271 million, Ps.333 million and Ps.340 million, respectively.

Sales and Developments

We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering green spaces for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads and other basic infrastructure such as electric power and water, and then selling lots for the construction of residential units. The scarcity of mortgage financing restricted the growth in low class home purchases, and as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases. Furthermore, we seek to continue to acquire undeveloped land at attractive locations inside and outside Buenos Aires for the purpose of their appreciation for subsequent sale. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

During the fiscal years ended June 30, 2014, 2015 and 2016, our Sales and Developments segment had revenues of Ps.85 million, Ps.15 million and Ps.8 million, respectively, and recognized net gains from the sale of investment properties (primarily offices and parking spaces) of Ps.236 million, Ps.1,163 million and Ps.1,068 million, respectively.

Hotels

We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and travel in Argentina. We seek to continue with our strategy to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation.

During the fiscal years ended June 30, 2014, 2015 and 2016, our Hotels segment had revenues of Ps.332 million, Ps.396 million and Ps.534 million.

International

In this segment, we seek investments that represent an opportunity of capital appreciation potential in the long term. After the international financial crisis in 2008, we took advantage of the price opportunity in the real estate sector in the United States and invested in two office buildings in Manhattan, New York. In 2015, we sold the Madison building and we hold a 49.9% interest in a US company, whose main asset is the so-called “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we hold 49.0% of the voting securities of Condor Hospitality Trust REIT (NASDAQ: CDOR). We intend to continue evaluating -on a selective basis- investment opportunities outside Argentina as long as they offer attractive investment and development options.

During the fiscal years ended June 30, 2014, 2015 and 2016, our International segment had revenues of Ps.84 million, Ps.26 million and Ps.0 million, respectively.

Financial Operations and Others

Through our investment in Banco Hipotecario, the main mortgage-lending bank in Argentina, we believe that we are able to achieve good synergies in the long term with a developed mortgage market. For the fiscal years ended June 30, 2014, 2015 and 2016, our investment in Banco Hipotecario generated a gain of Ps.184 million, Ps.143 million and Ps.257 million, respectively.

Operations Center in Israel

We hold, through Dolphin, 68.3% of IDBD, which is one of the largest and most diversified investment groups in Israel, which participates, through its subsidiaries, associates and joint ventures, in numerous markets and industry sectors, including real estate, retail, agricultural industry, insurance, telecommunications, among others. We seek to continue to reduce IDBD’s indebtedness level, simplifying its capital structure and nurturing a strategy in each business unit aimed at improving operating margins and the results of our investment.

Real Estate

PBC has partnered with IDBD in two projects based in Las Vegas, through IDBG Ltd., including commercial and office building project (Tivoli). The first stage of this project has been fully completed. The second stage of the project is undergoing the building and marketing stages, and will include commercial areas with a surface area of approximately 16,000 square meters and office areas with a surface area of approximately 12,000 square meters. We have already entered into lease agreements with an anchor tenant and other tenants covering approximately 66% of the commercial area included in the second stage of the project and around 8% of the office areas. We also expect to develop an additional project encompassing, two residential buildings and, during the year under review, have sold all the remaining residential units of these buildings.

Supermarkets

Shufersal continued developing its business plan, with a focus on building a commercial and operating infrastructure to enable growth in the coming years; strengthening its competitive edge; offering more value to customers; and improving its service. Under its business plan, Shufersal continues expanding and strengthening its brand; boosting the development of its digital platforms, with “Shufersal Online” at the core; fostering new and supplementary operations in the sectors in which it currently operates; and streamlining its real property, including the closure and downsizing of existing branches and the opening of new ones.

Agrochemicals

As a part of Adama’s long-term strategy, in December 2015, Adama entered into a commercial cooperation agreement, according to which Adama will gradually become the sole distributor of formulated agrochemical products in China of several agrochemical companies controlled by China National Chemical Corporation (“ChemChina”). This cooperation is expected to support the strengthening of Adama’s status in the Chinese market, by combining sales of Adama’s products with products of ChemChina’s companies and setting up a significant distribution platform in China, starting at the beginning of 2016. On July 17, 2016, DIC, reported that it had accepted ChemChina’s offer for 40% of Adama Agricultural Solutions Ltd.’s shares, indirectly controlled by IDBD through DIC. For more information see “Recent Developments”.

Telecommunications

Cellcom operates in a highly competitive environment. The main elements of Cellcom’s business strategy are: offering comprehensive solutions to expand landline and mobile communication services, optimization of costs and expenses, including by means of carrying out streamlining measures.

Insurance

The investment managers make use of an advanced research department and an effective trading execution, to ensure a competitive advantage in order to achieve a fair long-term yield for policy holders, maximizing income from investments in accordance with the company’s risk appetite and the structure of liabilities in the portfolios.

Others

Includes the assets and income from other miscellaneous businesses, such as technological developments, tourism, oil and gas assets, electronics, and other sundry activities.

Overview

Operations Center in Argentina

Shopping Centers

As of June 30, 2016, we operated and owned a majority interest in a portfolio of 16 shopping centers in Argentina, seven of which are located in the City of Buenos Aires (Abasto, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two are located in the greater Buenos Aires area (Alto Avellaneda and Soleil Premium Outlet), and the rest are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

The shopping centers operated by us comprise a total of 333,155 square meters of GLA (excluding certain spaces occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping centers, as reported by retailers, were Ps.28,904.5 million for fiscal year 2016 and Ps.21,527 million for fiscal year 2015, which implies an increase of 34.3%, including Distrito Arcos and Alto Comahue. Tenant sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

The following table shows certain information concerning our shopping centers as of June 30, 2016:

	Date of Acquisition	Location	GLA in square meters (1)	Stores	Occupancy rate (2)	IRSA Commercial Properties’ Interest (3)	Book Value (4)
Shopping Centers
Abasto (6)	Jul-94	City of Buenos Aires, Argentina	36,738	170	99.8%	100%	245
Alto Palermo	Nov-97	City of Buenos Aires, Argentina	18,966	142	99.6%	100%	208
Alto Avellaneda	Dec-97	Province of Buenos Aires, Argentina	35,887	134	100.0%	100%	127
Alcorta Shopping	Jun-97	City of Buenos Aires, Argentina	15,877	112	89.1%	100%	116(5)
Patio Bullrich	Oct-98	City of Buenos Aires, Argentina	11,783	88	99.1%	100%	109
Alto Noa	Mar-95	Salta, Argentina	19,040	89	100.0%	100%	32
Buenos Aires Design	Nov-97	City of Buenos Aires, Argentina	13,903	62	95.7%	53.7%	7
Mendoza Plaza	Dec-94	Mendoza, Argentina	42,043	139	95.2%	100%	92
Alto Rosario(6)	Nov-04	Santa Fe, Argentina	28,796	143	100.0%	100%	127
Córdoba Shopping –Villa Cabrera	Dec-06	Córdoba, Argentina	15,582	110	99.2%	100%	53
Dot Baires Shopping	May-09	City of Buenos Aires, Argentina	49,641	150	100.0%	80%	368
Soleil Premium Outlet	Jul-10	Province of Buenos Aires, Argentina	13,991	78	100.0%	100%	80
La Ribera Shopping	Aug-11	Santa Fe, Argentina	9,851	63	99.3%	50%	24
Distrito Arcos (7)	Dec-14	City of Buenos Aires, Argentina	11,170	60	97.0%	90.0%	280
Alto Comahue (8)	Mar-15	Neuquén, Argentina	9,890	102	96.6%	99.1%	318
Patio Olmos (9)	Sep-07	Córdoba, Argentina	-	-	-	100%	26
TOTAL GENERAL			333,158	1,642	98.4%	98.4%	2,212
_______________
(1) Corresponds to the total leasable surface area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing square meters under leases in effect by gross leasable area as of fiscal year end.
(3) Our effective interest in each of its business units.
(4) Cost of acquisition, plus improvements, less accumulated depreciation. Values in millions of Pesos.
(5) Includes Ps.13,454,000 from Ocampo parking space.
(6) Excludes Museo de los Niños (3,732 sqm in Abasto and 1,261 sqm in Alto Rosario).
(7) Opening was on December 18, 2014.
(8) Opening was on March 17, 2015.
(9) IRSA CP owns the historic building of the Patio Olmos shopping center in the province of Cordoba, operated by a third party.

Accumulated Rental Income as of June 30, 2016, 2015 and 2014

The following table shows certain information concerning Accumulated Rental Income as of June 30, 2016, 2015 and 2014 of our IRSA Commercial Properties subsidiary’s shopping centers:

	As of June 30,
	2016	2015	2014
	(In millions of Ps.)
Abasto	384	302	238
Alto Palermo	392	295	244
Alto Avellaneda	265	200	161
Alcorta Shopping	187	141	106
Patio Bullrich	118	98	79
Alto Noa	73	51	39
Buenos Aires Design	45	35	27
Mendoza Plaza	119	92	74
Alto Rosario	182	138	100
Córdoba Shopping –Villa Cabrera	68	54	40
Dot Baires Shopping	261	199	158
Soleil Premium Outlet	80	59	44
La Ribera Shopping	21	13	9
Distrito Arcos (1)	78	23	-
Alto Comahue (2)	48	12	-
Total Sales	2,321	1,712	1,319
_______________
(1) Opening was on December 18, 2014.
(2) Opening was on March 17, 2015.
(3) Does not include income neither from Fibesa nor from Patio Olmos.

Tenant Retail Sales(1)(2)

The following table contains a breakdown of approximate total tenant retail sales in millions of Pesos at the shopping centers in which we had an interest for the fiscal years shown:

	As of June 30,
	2016	2015	2014
	(In millions of Ps.)
Abasto	4,043	3,150	2,447
Alto Palermo	3,499	2,662	2,111
Alto Avellaneda	3,781	2,913	2,334
Alcorta Shopping	1,900	1,475	1,120
Patio Bullrich	1,061	889	689
Alto Noa	1,369	1,069	766
Buenos Aires Design	414	326	272
Mendoza Plaza	2,369	1,907	1,515
Alto Rosario	2,628	1,952	1,378
Córdoba Shopping- Villa Cabrera	991	756	547
Dot Baires Shopping	3,254	2,571	2,008
Soleil Premium Outlet	1,282	938	664
La Ribera Shopping	634	398	281
Distrito Arcos (2)	962	340	-
Alto Comahue (3)	717	182	-
Total Sales	28,904	21,527	16,132
_______________
(1) Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers. Excludes sales from stands and spaces used for special exhibitions.
(2) Opening was on December 18, 2014.
(3) Opening was on March 17, 2015.

Accumulated Sales per type of Business

	As of June 30,
	2016	2015	2014
	(In millions of Ps.)
Anchor Store	1,591	1,299	1,098
Clothes and footwear	15,201	11,125	7,940
Entertainment	1,026	741	547
Home and decoration	784	617	486
Home Appliances	3,862	2,994	2,527
Restaurant	2,722	1,938	1,477
Miscellaneous	3,368	2,589	1,922
Services	352	223	136
Total	28,906	21,526	16,133

Occupancy Rate

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area as of the dates stated at the end of the following fiscal years:

	As of June 30,
	2016	2015	2014
Abasto	99.8%	100.0%	99.4%
Alto Palermo	99.6%	99.7%	98.9%
Alto Avellaneda	100.0%	99.9%	99.5%
Alcorta Shopping	89.1%	100.0%	99.8%
Patio Bullrich	99.1%	100.0%	99.6%
Alto Noa	100.0%	100.0%	99.7%
Buenos Aires Design	95.7%	94.6%	92.3%
Mendoza Plaza	95.2%	96.1%	95.0%
Alto Rosario	100.0%	97.9%	97.0%
Córdoba Shopping Villa Cabrera	99.2%	99.8%	99.8%
Dot Baires Shopping	100.0%	99.7%	99.7%
Soleil Premium Outlet	100.0%	99.4%	100.0%
La Ribera Shopping	99.3%	99.3%	99.6%
Distrito Arcos	97.0%	97.3%	-
Alto Comahue	96.6%	94.2%	-
Total Percentage	98.4%	98.7%	98.4%

Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2016, 2015 and 2014:(1)

	As of June 30,
	2016	2015	2014
Abasto	10,456.4	8,227.2	6,254.6
Alto Palermo	20,663.9	15,107.9	12,618.5
Alto Avellaneda	7,389.7	5,443.2	4,400.3
Alcorta Shopping	11,759.4	9,106.1	7,000.2

	As of June 30,
	2016	2015	2014
Patio Bullrich	10,056.9	8,452.8	6,762.3
Alto Noa	3,814.7	2,656.6	2,022.5
Buenos Aires Design	3,264.2	2,543.2	1,874.9
Mendoza Plaza	2,831.3	2,181.1	1,802.8
Alto Rosario	6,303.1	4,847.2	3,390.4
Córdoba Shopping Villa Cabrera	4,367.3	3,552.0	2,503.8
Dot Baires Shopping	5,265.1	4,001.7	3,389.3
Soleil Premium Outlet	5,726.0	4,242.5	2,908.4
La Ribera Shopping	2,109.4	1,340.3	1,129.7
Distrito Arcos (2)	6,993.8	1,891.1	-
Alto Comahue (3)	4,832.1	1,236.1	-
_______________

(1) Corresponds to consolidated annual accumulated rental prices according to the IFRS divided by gross leasable square meters. Does not include income from Fibesa or Patio Olmos.
(2) Opening was on December 18, 2014.
(3) Opening was on March 17, 2015.

Lease Expirations

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2016, assuming that none of the tenants exercise renewal options or terminate their leases earlier:

As of June 30, 2016
Year of expiration	Number of Agreements	Square meters to expire	Percentage to expire	Amount (In millions of Ps.)(3)	Percentage of Agreements
2016	171(1)	33,155.2(1)	10%(1)	96.29	8%
2017	487	83,781.3	25%	356.83	30%
2018	403	69,906.2	21%	308.86	26%
2019 and subsequent years	581	146,312.7	44%	409.13	35%
Total (2)	1,642	333,155.4	100%	1,171.11	100%
_______________

(1) Including vacant stores relating to leases expired as of June 30, 2016. A lease may be associated to one or more stores.
(2) Does not reflect our ownership interest in each property.
(3) Annual base rent of each agreement as in effect as of June 30, 2016.

New Agreements and Renewals:

The following table shows certain information about lease agreements as of June 30, 2016:

Type of Business	Number of Agreements	Annual Base Rent Amount	Annual Admission Rights Amount	Average Annual Base Rent per sqm (Ps.)		Number of non-renewed agreements(1)	Non-renewed agreements(1) Annual Base Rent Amount
				New and renewed	Former agreements
Clothing and footwear	456	345.3	95.9	6,394.0	4,029.7	515	366.1
Miscellaneous(2)	103	76.1	25.0	3,622.4	2,904.1	118	91.6
Restaurant	86	45.0	8.3	3,990.2	3,381.3	130	74.5
Home & décor	43	19.5	5.4	3,735.3	2,480.8	48	26.4
Houseware	26	39.5	4.0	4,997.9	3,216.9	25	29.2

Type of Business	Number of Agreements	Annual Base Rent Amount	Annual Admission Rights Amount	Average Annual Base Rent per sqm (Ps.)		Number of non-renewed agreements(1)	Non-renewed agreements(1) Annual Base Rent Amount
				New and renewed	Former agreements
Entertainment	9	13.5	1.1	673.3	322.9	23	17.2
Services	12	6.4	0.5	1,867.2	1,702.2	48	20.7
Total	735	545.2	140.3	4,435.8	2,550.3	907	625.9

_______________
(1)
Includes vacant stores as of June 30, 2016. Leasable Area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)
Miscellaneous includes Anchor Store.

Depreciation

Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

Principal Terms of our Leases

Under the Civil and Commercial Code, lease terms may not exceed fifty years, except for leases regulated by Law No.25,248. See Item. Key Information. “Risk Factors—Risks Relating to Our Business.” Generally, our lease agreements provide terms of three to ten years.

Leasable space in our shopping centers is marketed through an exclusive arrangement with our wholly owned subsidiary and real estate brokers Fibesa. We have a standard lease agreement, the terms and conditions of which are described below, which we use for most tenants. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 12% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 18% and 27% on an annual and cumulative basis from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements.

In addition to rent, we charge most of our tenants an admission right, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission right is normally paid in one lump sum or in a small number of monthly installments, which range between three and six. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without our consent.

We are responsible for supplying each shopping center with electricity, a main telephone switchboard, central air conditioning and a connection to a general fire detection system. Each rental unit at our properties is connected to these systems. We also provide food court tenants with sanitation and with gas connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. We determine this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

We carry out promotional and marketing activities to increase consumer traffic at our shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by us. Every month, tenants contribute to the CPF an amount equal to approximately 15% of their total rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. We may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set in the corresponding lease for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

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

Sources of Shopping Center Sales

Set forth below is a breakdown of the sources of sales by tenants of the shopping centers stated in millions of Pesos for our fiscal years ended June 30, 2016, 2015 and 2014:

		As of June 30,
	2016	2015	2014
Anchor Store	1,590.5	1,299.3	1,098.4
Clothing and footwear	15,201.4	11,124.8	7,940.1
Entertainment	1,025.7	740.6	546.5
Home	783.9	617.1	486.4
Home Appliances	3,861.5	2,994.2	2,526.5
Restaurants	2,722.2	1,938.4	1,476.8
Miscellaneous	3,368.2	2,589.4	1,922.3
Services	351.5	223.1	135.8
Total	28,904.9	21,526.9	16,132.8

Competition

Given that most of our shopping centers are located in densely populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete with us in areas through the development of new shopping centers. Our principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping centers in Argentina.

Company	Shopping Center	Location (1)	Gross Leasable Area(2)(sq. m.)	Stores	National GLA Percentage (2)	Stores Percentage (2)
IRSA Commercial Properties
	Dot Baires Shopping	CABA	49,641	150	2.14%	2.16%
	Mendoza Plaza Shopping	Mendoza	42,043	139	1.81%	2.00%
	Abasto de Buenos Aires	CABA	40,470	170	1.74%	2.45%
	Alto Avellaneda	GBA	35,887	134	1.54%	1.93%
	Alto Rosario	Rosario	30,057	143	1.29%	2.06%
	Alto Palermo Shopping	CABA	18,966	142	0.82%	2.05%
	Alto Noa	Salta	19,040	89	0.82%	1.28%
	Alcorta Shopping	CABA	15,877	112	0.68%	1.62%
	Córdoba Shopping	Córdoba	15,582	110	0.67%	1.59%
	Soleil Premium Outlet	GBA	13,991	78	0.60%	1.12%
	Buenos Aires Design	CABA	13,903	62	0.62%	0.89%
	Distrito Arcos	CABA	11,170	60	0.48%	0.87%
	Patio Bullrich	CABA	11,738	88	0.51%	1.27%
	La Ribera Shopping	Santa Fe	9,851	63	0.42%	0.91%
	Alto Comahue	Neuquen	9,890	102	0.43%	1.47%
	Subtotal		338,198	1,642	14.55%	23.67%
Cencosud S.A.
	Subtotal		650,256	1,456	28.01%	21.02%
Other
Operators
	Subtotal		1,334,846	3,836	57.44%	55.32%
	Total		2,323,278	6,934	100%	100%
______________
(1) “GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the City of Buenos Aires.

(2) Percentage over total shopping centers in Argentina that are members of the Argentine Chamber of Shopping Centers (Cámara Argentina de Shopping Centers, CASC).  Figures may not sum due to rounding.

Source: Argentine Chamber of Shopping Centers.

Seasonality

Our business is affected by seasonality, influencing the level of our tenants’ sales. During summer holidays (January and February) our tenants’ sales typically reach their minimum level, whereas during winter holidays (July) and in December (Christmas) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping centers’ sales. Sales at discount prices at the end of each season are also one of the main seasonal factors affecting our business.

Offices and Others

According to Colliers International, as of June 30, 2016, the A+ and A office inventory remained stable since end of 2015 at 1,655,954 sqm. In terms of rental availability, there was a 1% decrease in the vacancy rate to 6.4% during the second quarter of 2016 compared to the same period the previous year. Thus, the vacancy rate has remained stable between 6% and 8% since 2010. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with balanced values. According to the market segments, class A properties show a vacancy rate of 7% for the entire stock, while A+ properties buildings show a vacancy rate of 5%.

During the second quarter of 2016, net absorption was negative at 400 sqm, i.e., more meters have become vacant than the ones which have been occupied, a situation that had not be seen since 2012. This behavior of demand is mainly explained by the sub-market Zona Norte GBA, which concentrates most of the spaces that have become vacant. On the other hand, that area has experienced vacancies in A+ properties (-2,908 sqm) which mainly migrated to class A properties (as it increased by 2,474 sqm).

During the second quarter of 2016, rental prices remained steady as compared to the general average prices seen over the past ten years (US$24.80 per square meter). Compared to the previous quarter, a 2.5% increase was recorded (from US$24.10 per square meter to US$24.70 per square meter). This slight increase shows a 1.4% increase in rental prices for A+ properties (US$27.20 per square meter in the second quarter against US$26.80 per square meter in the first quarter) and a 2.4% increase in rental prices for A properties (US$23.40 per square meter in the second quarter against US$22.90 per square meter in the first quarter). The spread between both categories is US$3.80 and reached US$12 in low vacancy periods.

 In turn, the sub-market Catalinas currently features the lowest prices in the market. The average value of the properties in such area is US$27.90 per square meter. This value is expected to increase over the next few months due to the addition of new towers with prices already over US$35 per square meter in the inventory.

At June 30, 2016, the sub-market Zona Norte GBA shows average rental prices of US$23.30, comparable to values reported in June 2015. Moreover, during the same month, the vacancy rate was 8.9%, compared to 9.5% in June 2015.

We are engaged in the acquisition and management of office buildings and other rental properties in Argentina. As of June 30, 2016, we directly and indirectly owned interests in office and other rental properties, which comprised 333,962 square meters of gross leaseable area. Out of these properties, eight were office properties, which comprised 81,020 square meters of gross leaseable area. For fiscal year 2016, we had revenues from Offices and other non-shopping center rental properties of Ps.340 million.

All our office rental properties in Argentina are located in the City of Buenos Aires. For the year ended June 30, 2016, the average occupancy rate for all our properties in the Offices and Others segment was approximately 84.7%.

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

Properties

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties:

	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy (2)rate	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.)(3)	Annual accumulated rental income as of June 30, (in millions of Ps.)(4)			Book Value (in millions of Ps.)
						2016	2015	2014
Offices
Edificio República(5)	04/28/08	19,885	100.0%	100.0%	7,637	72	62	46	189
Torre Bankboston(5)	08/27/07	14,873	100.0%	100.0%	5,098	56	42	35	134
Bouchard 551	03/15/07	-	-	100.0%	-	3	10	24	8
Intercontinental Plaza(5)	11/18/97	6,569	100.0%	100.0%	2,036	28	56	40	10
Bouchard 710(5)(6)	06/01/05	15,014	100.0%	100.0%	7,020	68	48	34	60
Dique IV(9)	12/02/97	-	-	-	-	15	32	25	-
Maipú 1300	09/28/95	1,353	100.0%	100.0%	486	6	16	15	5
Libertador 498	12/20/95	620	100.0%	100.0%	611	6	2	3	3
Suipacha 652/64(5)	11/22/91	11,465	90.7%	100.0%	2,085	22	16	13	8
Dot Building(5)	11/28/06	11,242	100.0%	80.0%	3,521	31	27	19	122
Subtotal Offices		81,021	98.7%	N/A	28,494	307	311	254	539

Other Properties
Santa María del Plata	10/17/97	106,610	100.0%	100.0%	676	12	-	-	13
Nobleza Picardo(7)	05/31/11	109,610	74.8%	50.0%	185	2	8	8	60
Other Properties(8)	N/A	38,646	42.8%	N/A	1,714	11	7	3	241
Total Offices and Others		335,887	84.7%	N/A	31,069	332	326	265	853
_______________
(1) Corresponds to the total leaseable surface area of each property as of June 30, 2016. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leaseable area as of June 30, 2016.
(3) The lease agreements in effect as of June 30, 2016 were computed for each property.
(4) Corresponds to total consolidated lease agreements.
(5) Through IRSA CP.
(6) On July 29, 2016, we executed a bill of sale for 1,702 square meters corresponding to two office floors and 16 parking units to an unrelated party, for a total amount of US$6.01 million, US$1.60 million which has already been paid, while the remaining balance will be paid upon execution of the deed of conveyance and delivery of possession.
(7) Through Quality Invest S.A.
(8) Includes the following properties: Ferro, Dot Adjoining Plot, Anchorena 665, Anchorena 545 (Chanta IV) and La Adela, among others.
(9) On December 10, 2015, we sold the “Juana Manso 295” office building located in the “Puerto Madero” area of the City of Buenos Aires, composed of 8 office floors and 116 parking spaces. The transaction amount was Ps.649 million, which has been fully paid and the gross profit from the transaction amounts to approximately Ps.586.8 million.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2016, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

As of June 30, 2016
Year of Expiration	Number of Leases	Surface area subject to expiration (sqm)	Percentage subject to expiration	Amount (Ps.)	Percentage of Leases
2016	29	34,947	12%	34,508,797	10%
2017	20	23,455	8%	74,530,611	22%
2018	40	43,627	15%	148,854,011	43%
2019+	29	185,540	65%	85,548,601	25%
Total	118	287,569	100%	343,442,020	100%
____________________
Includes Offices whose lease agreement has not yet been renewed as of June 30, 2016.
Does not include vacant leased square meters.
Does not include square meters or revenues from parking spaces.

The following table shows our offices occupancy percentage as of the end of fiscal years of June 30, 2016, 2015 and 2014:

	Occupancy Rate(1)
	2016	2015	2014
Offices
Edificio República	100.0%	93.6%	94.0%
Torre Bankboston	100.0%	100.0%	100.0%
Intercontinental Plaza	100.0%	100.0%	100.0%
Bouchard 710	100.0%	100.0%	99.8%
Suipacha 652/64	90.7%	96.7%	100.0%
DOT Building	100.0%	100.0%	100.0%
Maipú 1300	100.0%	90.9%	87.3%
Libertador 498	100.0%	100.0%	100.0%
Juana Manso 295 (Dique IV)	-	99.5%	94.4%
Total Offices	98.7%	98.1%	97.7%
_______________
(1) Leased surface area in accordance with agreements in effect as of June 30, 2016 and 2015 considering the total leaseable office area for the same periods.

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2016, 2015 and 2014.

Annual average income per surface area as of June 30, 2016, 2015 and 2014.

	Annual average income per square meter(1)
	2016	2015	2014
Offices
Edificio República	3,615	3,115	3,075
Torre Bankboston	3,778	2,819	2,467
Bouchard 551	-	-	3,565
Intercontinental Plaza	4,291	2,484	2,402
Bouchard 710	4,539	3,219	2,844
Juana Manso 295 (Dique IV)	-	2,847	2,722
Maipú 1300	4,790	3,330	3,000
Libertador 498	10,464	3,149	5,227
Suipacha 652/64	1,961	1,399	1,512
DOT Building	2,778	2,439	2,410
_______________
(1)
Calculated by dividing annual rental income by the gross leaseable area of offices based on our interest in each building as of June 30 for each fiscal year.

New agreements and renewals

The following table sets forth certain information on lease agreements as of June 30, 2016:

Property	Number of Agreements(1)(5)	Annual Rental income (in millions of Ps.) (2)	Rental income per sqm New and Renewed (3)	Previous rental income per sqm (3)	N° of non-renewed agreements	Non-renewed agreements Annual rental income (4) (in millions of Ps.)
Maipú 1300	3	3.4	269.8	385.0	1	1
Av. Del Libertador 498	1	3.2	427.8	413.6	-	-
Intercontinental Plaza	1	2.5	232.5	232.5	-	-
Bouchard 710	3	12.9	399.2	331.8	-	-
Torre BankBoston	3	11.2	375.5	283.5	1	32
Edificio República	4	18.5	399.8	477.4	-	-
Dot Building	1	3.7	374.1	327.3	2	6
Suipacha 664	3	6.5	151.0	143.3	3	14
Total Offices	19	61,9	312.9	299.5	7	53
_______________
(1)
Includes new and renewed agreements executed in fiscal year 2016.
(2)
Agreements stated in US dollars converted into Pesos at the exchange rate prevailing in the initial month of the agreement multiplied by 12 months.
(3)
Monthly value.
(4)
Agreements stated in US dollars converted into Pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
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

During the fiscal year ended June 30, 2016, revenues from the development and sale of properties segment amounted to Ps.8 million, compared to Ps.15 million in the fiscal year ended June 30, 2015.

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

The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2016, 2015 and 2014:

		As of June 30,
	2016	2015	2014

Residential apartments
Caballito Nuevo	-	2	1
Condominios I y II (1)	-	7	52
Horizons (2)	5	5	23
Other Residential Apartments(3)	2	-	-
Subtotal Residential Apartments	7	14	76
Residential Communities
Abril (4)	-	1	2

		As of June 30,
	2016	2015	2014
El Encuentro	-	-	8
Subtotal Residential Communities	-	1	10
Land Reserve
Neuquén	-	-	13
Subtotal Land Reserve	-	-	13
TOTAL	7	15	99
(1) Through IRSA Propiedades Comerciales S.A.
(2) Belongs to CYRSA S.A.
(3) Refers to Entre Ríos 465 and Caballito Plot.
(4) Includes sales of shares in April.

Sale of Investment Properties in Fiscal Year 2016 (in millions of Ps.)

	FY 2016	FY 2015	FY 2014
Revenues	1,175	2,517	402
Costs	(107)	(1,354)	(166)
Profit	1,068	1,163	236
Partial sales of “Maipú 1300” building

In July and August 2015, 1,761 sqm were sold in the Maipú 1300 building, consisting of four floors, at a gain of Ps.57.1 million. In November and December 2015, 1,690 additional sqm were sold in this building, consisting of four additional floors, generating a profit of Ps.52.9 million.

Sale of Isla Sirgadero Land Reserve (Santa Fe)

On September 3, 2015, this 8,262,600 sqm parcel of land was sold for a total amount of US$4 million, for a gain of Ps.32.3 million.

Partial Sale of Intercontinental Plaza (through IRSA Propiedades Comerciales)

On September 10, 2015, our subsidiary IRSA CP sold 5,963 sqm consisting of seven office floors, 56 parking spaces and 3 storage units, for a total amount of Ps.324.5 million, at a gain of Ps.300 million. Moreover, on February 4, 2016, our subsidiary IRSA CP sold 851 sqm consisting of one office floor and 8 parking spaces, at a gain of Ps.39.2 million.

Sale of “Dique IV” building

On December 10, 2015, we sold to a non-related party the “Juana Manso 295” office building located in the “Puerto Madero” area of the City of Buenos Aires, consisting of 8 office floors and 116 parking spaces for Ps.649 million, which has been fully paid as of the date of this annual report. The gross profit from this sale was approximately Ps.586.8 million.

Partial sale of the building to be developed in Catalinas (no impact on results for this fiscal year)

On December 4, 2015, the company sold to Globant S.A. 4,896 sqm corresponding to four office floors of a building to be developed in the “Catalinas” area in the City of Buenos Aires and 44 parking spaces located in the same building. Surrender of possession is expected within 48 months and the execution of the title deed within 60 months, in both cases counted as from even date. The transaction amount was Ps.180.3 million and US$12.3 million payable as follows: (i) Ps.180.3 million paid on even date, (ii) US$8.6 million payable in 12 quarterly installments during a period of 3 years beginning in June 2016; and (iii) the remaining US$3.7 million upon execution of the title deed.

Partial sale of the building to be developed in “Catalinas” (no impact on results for this fiscal year)

On April 7, 2016, the company sold to its subsidiary IRSA Propiedades Comerciales S.A. (“IRSA CP”), controlled by a 94.61% interest, 16,012 square meters, consisting of 14 floors (from 13 to 16 and from 21 to 30) intended for long term lease and 142 parking spaces of the building to be built in the “Catalinas” area, City of Buenos Aires. The building to be built will have a gross leaseable area of 35,468 square meters distributed over 30 office floors and 316 parking spaces in 4 underground levels. Surrender of possession is expected to take place in December 2019, and the deed of conveyance is planned to be executed in December 2020.

The transaction price was set considering two components: a “Fixed” portion, relating to the incidence of the land over the square meters purchased by IRSA CP, for a total amount of Ps.455.7 million (approximately US$1,600 + VAT per square meter), which was paid on that date, and a “Determinable” portion, as to which IRSA will pass through to IRSA CP only the actual cost of the works per square meter.

The remaining 14,820 sqm of gross leaseable area corresponding to the first 12 floors of the building are held the company since no decision has been made between development intended for rent and/or sale.

Estimated Capital Expenditures
	Developments
	Greenfields		Expansions
	Polo Dot (First Stage)	Catalinas(1)	Alto Palermo
Beginning of Works	FY 2017	FY 2017	FY 2017
Estimated opening date	FY 2019	FY 2020	FY 2018
Total GLA (sqm)	31,635	35,468	3,884
Investment amount at 100% (million US$)(2)	54	101	28.5
Investment amount at 100% (million Ps.)(3)	812.16	1, 519.04	428.64
Work progress (%)	0%	0%	0%
________________
(1)   45% of the development corresponds to our subsidiary IRSA Propiedades Comerciales S.A.
(2)
The amount corresponds to the expected total amount of the project, not only for the Fiscal Year 17.
(3)
We have translated U.S. dollars into Pesos at the offer exchange rate quoted by Banco de la Nación Argentina for June 30, 2016, which was Ps.15.04=U.S.$1.00.

Alto Palermo Expansion

The expansion project for the Alto Palermo shopping center adds approximately 4,000 square meters of GLA to the shopping center, which has the highest sales per square meter and consists of moving the food court to a third level using the area of an adjacent building acquired in 2015. Construction works are estimated to be completed in between 18 and 24 months.

First stage of Polo Dot

The project called “Polo Dot”, located in the commercial complex adjacent to our Dot Baires shopping center, has experienced significant growth since our first investments in the area. The total project will consist of three new office buildings (one of them could include a hotel) in land reserves we own and the expansion of the shopping center by approximately 15,000 square meters of gross leaseable area. In the first phase of the project, we will develop an 11-floor office building with an area of approximately 30,000 square meters on an existing building, in respect of which we have already executed a lease agreement for approximately half the available square footage, before starting the works. Construction will begin during the next fiscal period and is estimated to last between 18 and 24 months before the building is operational. The second phase of the project will include two office/hotel buildings that will add 38,400 square meters of gross leaseable area to the complex. We have seen a significant demand for Premium office space in our new commercial complex and we believe that we will be able to open these buildings with attractive rent levels and full occupancy. As of June 30, 2016, 75% of the building has already leased.

Catalinas Building

The “Catalinas” project is located in one of the most sought-after spots for office development in Argentina. The building to be constructed will have 35,468 square meters of gross leaseable area in 30 office floors and 316 parking spaces. Construction is scheduled to begin towards the end of the current calendar year and will take approximately three years to be completed.

	Company	Interest	Date of Acquisition	Surface area sqm	Area intended for sale sqm (1)	Area intended for construction	Sold (2)	Location	Accumulated Income as of June 2016	Accumulated Income as of June 2015	Book Value (ARS MM)
Residential properties
Available-for-sale
Condominios del Alto I	IRSA CP	100%	04/30/1999	-	2,082	-	100%	Santa Fe	-	7	1
Condominios del Alto II	IRSA CP	100%	04/30/1999	-	4,082	-	100%	Santa Fe	-	-	-
Caballito Nuevo	IRSA	100%	11/03/1997	-	7,323	-	100%	CABA	-	2	-
Barrio Chico	IRSA	100%	03/01/2003	-	2,872	-	100%	CABA	-	-	-
El Encuentro	IRSA	100%	11/18/1997	-	127,748	-	100%	Buenos Aires	-	-	-
Abril Club de Campo – Plots	IRSA	100%	01/03/1995	-	5,135	-	100%	Buenos Aires	-	1	-
Abril Club de Campo – Manor House (3)	IRSA	100%	01/03/1995	31,224	34,605	-	100%	Buenos Aires	-	-	2
Torres Jardín	IRSA	100%	07/18/1996	-	-		-	CABA	-	-	-
Departamento Entre Ríos 465/9	IRSA CP	100%	-	-	-		100%	Buenos Aires	1	-	-
Horizons	IRSA	50%	01/16/2007	-	60,232	-	100%	Buenos Aires	5	5	1
Intangible – Receivable units				-				-	-	-
Beruti (Astor Palermo) (4)	IRSA CP	100%	06/24/2008	-	2,170	-	-	CABA	-	-	33
Caballito Manzana 35	IRSA	100%	10/22/1998	-	6,952	-	-	CABA	-	-	52
CONIL - Güemes 836 – Mz. 99 and Güemes 902 – Mz. 95 and Retail Stores	IRSA CP	100%	07/19/1996	1,389	-	5,994	-	Buenos Aires	-	-	5
Canteras Natal Crespo (2 commercial parcels)	IRSA	-	-	40,333	-	-	-	Buenos Aires	-	-	-
Isla Sirgadero(10)	IRSA	100%	02/16/2007	826,276	-	-	-	Santa Fe	-	-	-
Pereiraola (Greenville)	IRSA	100%	04/21/2010	-	39,634	-	-	Buenos Aires	-	-	8
Subtotal Residential properties				899,222	292,835	5,994			6	15	102
Land Reserves
Pilar R8 Km 53	IRSA	100%	05/29/1997	74,828	-	-	-	Buenos Aires	-	-	1
Pontevedra	IRSA	100%	02/28/1998	730,994	-	-	-	Buenos Aires	-	-	1
Mariano Acosta	IRSA	100%	02/28/1998	967,290	-	-	-	Buenos Aires	-	-	1
Merlo	IRSA	100%	02/28/1998	1,004,987	-	-	-	Buenos Aires	-	-	1
San Luis Plot	IRSA	50%	03/31/2008	3,250,523	-	-	-	San Luis	-	-	1
Subtotal Land reserves				6,028,622	-	-			-	-	5
Future Developments
Mixed Use
UOM Luján (5)	IRSA CP	100%	05/31/2008	1,160,000	-	-	N/A	Buenos Aires		-	42
La Adela	IRSA	100%	08/01/2014	10,580,000	-	-	N/A	Buenos Aires	-	-	215
Predio San Martin (Ex Nobleza Piccardo) (6)	IRSA CP	50%	05/31/2011	159,995	-	127,996	N/A	Buenos Aires	-	-	60
Puerto Retiro	IRSA	50%	05/18/1997	82,051	-	-	N/A	CABA	-	-	22

	Company	Interest	Date of Acquisition	Surface area sqm	Area intended for sale sqm (1)	Area intended for construction	Sold (2)	Location	Accumulated Income as of June 2016	Accumulated Income as of June 2015	Book Value (ARS MM)

Santa María del Plata(7)	IRSA	100%	07/10/1997	716,058	-	-	N/A	CABA	-	-	159
Residential						-	-		-	-
Coto Abasto Air Space	IRSA CP	100%	09/24/1997	-	-	21,536	N/A	CABA	-	-	9
Neuquén – Residential parcel	IRSA CP	100%	07/06/1999	13,000	-	18,000	N/A	Neuquén	-	-	1
Uruguay Zetol	IRSA	90%	06/01/2009	152,977	62,756	-	N/A	Uruguay	-	-	92
Uruguay Vista al Muelle	IRSA	90%	06/01/2009	102,216	62,737	-	N/A	Uruguay	-	-	64
									-
Retail
Caballito Shopping plot (8)	IRSA CP	100%	-	23,791	-	no data	N/A	CABA	1	-	46
Dot potential expansion	IRSA CP	80%	-	15,881	-	47,643	N/A	CABA	-	-	-
Offices
Philips Adjoining plots - Offices 1 and 2	IRSA CP	80%	11/28/2006	12,800	-	38,400	N/A	CABA	-	-	25
Baicom	IRSA	50%	12/23/2009	6,905	-	34,500	N/A	CABA	-	-	4
Intercontinental Plaza II (9)	IRSA CP	100%	02/28/1998	6,135	-	19,598	N/A	CABA	-	-	2
Catalinas Norte Plot	IRSA	100%	12/17/2009	3,649	-	35,468	13%	CABA	-	-	48
Córdoba Plot	IRSA CP	100%	-	-	-	-	N/A	Córdoba	-	-	7
PH Office Park	IRSA CP	100%	-	-	-	-	N/A	CABA	-	-	7
Subtotal Future Developments				13,035,458	125,493	343,141				-	883
Total Land Reserves				19,963,302	418,328	349,135			7	15	990
_______________
(1)
Saleable Area means the housing square meters proper, excluding parking and storage spaces. It is recorded at 100%, before making any sales.
(2)
% Sold includes those sale transactions for which there is a Preliminary Sales Agreement, Possession or a Title Deed executed. Includes housing square meters only, excludes parking and storage spaces.
(3)
Saleable Area includes 31,224 sqm of the plot and 4,712.81 total sqm of the Manor House (not including 1,331.76 sqm of Ground Floor).
(4)
Saleable Area excludes 171 commercial parking spaces to be received and the units as compensation.
(5)
Mixed Used Feasibility requested, pending provincial approval.
(6)
127,996 sqm arise from current laws, a draft project is being made for 479,415 buildable square meters (pending approval).
(7)
Feasibility requested for 716,058 buildable square meters, pending approval from the Legislative body of the City of Buenos Aires.
(8)
Draft project of 71,374 buildable square meters, pending approval of zoning parameters.
(9)
6,135 sqm of surface area correspond to the parcel, which includes Intercontinental I and II.
(10)
On September 3, 2015, the entire property was sold for US$ 3.9 million, payable in 16 quarterly installments, plus an installment in kind, land resulting from the final blueprint, equivalent to 10% of the surface area.

Residential Apartments and Lofts.

In the residential market, we acquire undeveloped properties strategically located in densely populated areas mainly in the City of Buenos Aires, particularly properties located near shopping centers and hypermarkets or those to be developed. We then develop multi-building high-rise complexes targeting the middle- and high- income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Residential Properties (available for Sale)

Condominios del Alto II –City of Rosario, Province of Santa Fe (IRSA CP)

As of June 30, 2016, works in parcel H have been completed and all the units subject to the barter agreement have been received, with 13 parking spaces available for sale.

Barrio Chico – City of Buenos Aires

This is a unique Project located in Barrio Parque, an exclusive residential area in the City of Buenos Aires. During May 2006, the commercialization of the project was launched with successful results. The image of the product was originally developed under the name “Barrio Chico” through advertisements in the most important media. As of June 30, 2016, the project is completed and there are 2 parking spaces yet to be sold.

Abril – Hudson – Province of Buenos Aires

Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single-family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment and recreational facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The project is highly consolidated, and as of June 30, 2016, there are no lots pending execution of the relevant title deed.

“La Casona Abril” is located in the heart of the project. It is the antique manor of “Estancia Pereyra Iraola,” which was built in the 1930s by architect José Mille. This French-style palace of the XIX century has 4,700 sqm distributed over four floors and a manicured garden of approximately 30,000 sqm.

Horizons, Vicente López, Olivos, Province of Buenos Aires

The IRSA-CYRELA Project, developed over two adjacent blocks, was launched in March 2008 under the name Horizons. Horizons is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings, the “Río” complex, and the other one, facing Libertador Avenue, consists of three 17-floor buildings, the “Parque” complex, encompassing 59,000 square meters of saleable area distributed over 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, community center with spa, sauna, gym, children’s room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2016, the project was fully built and two apartments and two parking spaces are pending execution of the title deed. The stock available for sale consists of two parking spaces and 40 storage spaces.

Intangibles - Units to be received under barter agreements

Beruti Plot – City of Buenos Aires (IRSA CP)

On October 13, 2010, through our subsidiary IRSA CP, and TGLT S.A. (“TGLT”), we entered into an exchange agreement in connection with a plot of land located at Beruti 3351/59 in the City of Buenos Aires for cash and 2,170 square meters in future residential apartments to be constructed by TGLT on the plot. In addition, TGLT will deliver 32 residential parking spaces and 171 commercial parking spaces to us.

Caballito Plot – City of Buenos Aires

On June 29, 2011, we and TGLT, a residential developer, entered into a barter agreement for a plot of land located on Mendez de Andes street in the neighborhood of Caballito in the City of Buenos Aires for cash and future residential apartments to be constructed by TGLT. The transaction was agreed upon at US$12.8 million. TGLT plans to construct an apartment building with parking spaces. As consideration, TGLT paid US$159,375 in cash and will transfer to IRSA: (i) a number of apartments to be determined representing 23.10% of total square meters of residential space developed; (ii) a number of parking spaces to be determined representing 21.10% of total square meters of parking spaces; and (iii) if TGLT builds complementary storage rooms, such number of storage rooms representing 21.10% of square meters of storage spaces developed. TGLT is committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months. TGLT mortgaged the land in favor of IRSA as guarantee.

A neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be developed by TGLT in the abovementioned property. Once said preliminary injunction was deemed final, the Government of the City of Buenos Aires and TGLT were served notice of the complaint. Both first and second instance, ruled against TGLT´s arguments. In consequence, the permission granted to TGLT in order to build in the area was declared null and void. TGLT and the Government of the City of Buenos Aires filed a federal appeal on The Supreme Court of Buenos Aires. Up to the date, the Court has not reached a decision yet.

CONIL – Avellaneda, Province of Buenos Aires (IRSA CP)

These plots face Alto Avellaneda shopping center, totaling 2,398 sqm distributed in two opposite corners and according to urban planning standards, approximately 6,000 sqm may be built. Its intended use, either through an owned development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a Barter Deed was executed to carry out a residential project and as consideration, we will receive 1,365 sqm of retail stores located on the ground floors of blocks 99 and 95, at Güemes 836 and Güemes 902, respectively. Delivery of the consideration for block 95 is expected to take place in January 2018, and consideration corresponding to block 99 is scheduled for September 2018. The barter was valued at US$0.7 million.

Pereiraola (Greenville), Hudson – Province of Buenos Aires

In April 2010, we sold Pereiraola S.A., which owns certain lands adjacent to the Abril Club de Campo that comprises 130 hectares, for US$11.7 million. The purchaser would develop a project that would include the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to us of 39,634 square meters of lots with a value of approximately US$3 million was included in the sale price. At present the project is at an advanced stage, and the 52 lots are expected to be received by the end of 2016.

Canteras Natal Crespo, La Calera – Province of Córdoba

On June 26, 2013, we sold 100% of our interest in Canteras Natal Crespo S.A. representing 50% of its capital stock, to Euromayor S.A. de Inversiones for US$4,215,000 according to the following payment schedule: US$3,815,000 in cash and US$400,000 through the transfer of approximately 40,000 sqm for business purposes within the project to be developed on the site known as Laguna Azul. Delivery of the non-monetary consideration is expected in March 2017.

Land Reserves and development properties

Other Land Reserves – Pilar, Pontevedra, Mariano Acosta, Merlo and San Luis Plot

We grouped plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals approximately 14 million sqm.

Isla Sirgadero

On September 3, 2015, this property was sold to several companies for US$3.9 million, payable in 16 quarterly installments, plus an installment in kind, consisting of land resulting from the final blueprint, equivalent to 10% of the surface area of the property.

Future Developments

Mixed Uses

Ex UOM – Luján, Province of Buenos Aires (IRSA CP)

This 116-hectare plot is located at kilometer 62 of the West Highway, at the intersection with Route 5 and was originally purchased by Cresud on May 31, 2008. In May 2012, we acquired the property through a purchase and sale agreement entered with a related party. Our current intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, negotiations are underway to change the zoning parameters, which would potentially make the project feasible.

Ex Nobleza Piccardo Plant – San Martín, Province of Buenos Aires (IRSA CP)

On March 31, 2011, Quality Invest S.A. and Nobleza Piccardo S.A.I.C. y F. (Nobleza) executed the title deed for the purchase of a plot of land extending over 160,000 square meters located in the District of San Martín, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scales for mixed-use developments. The price for the property was US$33 million, 30% of which was paid at signing. A promissory note and a first-priority mortgage was issued for the balance of the purchase price of the property, in favor of Nobleza. The balance plus interest at a nominal annual rate of 7.5% on the outstanding balance was paid in full–principal plus interest–in March 2013.

Simultaneously with execution of the title deed, the parties entered into a lease agreement whereby Nobleza leased the whole property for a term of up to 36 months as from May 2011. This lease agreement contained a clause providing for partial return of the property from month eight to month fourteen after the date of execution thereof. Prior to expiration, an extension was executed for two to six months which expired in December 2012, and Quality Invest S.A. obtained usufructary rights over half the plot. The return of the remaining area set forth in the lease agreement, set forth in May 2014 was once again extended until December 31, 2014. On March 2, 2015, a Certificate was executed by Nobleza and Quality Invest S.A. for full return of the property, and the contract relationship between the parties was terminated.

On May 16, 2012, the Municipality of San Martín granted a pre-feasibility permit for commercial use, entertainment, events, offices, etc., which would enable performance of a mixed-use development thereon.

Pursuant to an Ordinance enacted on December 30, 2014, a process was initiated to obtain a rezoning permit for the plot of land to be used mainly for commercial purposes, which considerably expands the uses and potential buildable square meters through new urban indicators. On January 5, 2016, a Provincial Decree was published in the Official Gazette, through which zoning parameters and the rezoning permit previously obtained became effective.

As approved in the Ordinance, on January 20, 2015, Quality Invest S.A. entered into a Zoning Agreement with the Municipality of San Martín which governs various issues related to applicable regulations and provides for a mandatory assignment of square meters in exchange for monetary contributions subject to fulfillment of certain administrative milestones of the rezoning process. The first monetary contribution (which amounted to Ps.20,000,000) was paid to the Municipality ten days after execution of the above mentioned agreement.

Moreover, on June 27, 2016, the subdivision of the property was submitted to the Municipality, in compliance with another relevant aspect of the Zoning Agreement.

Solares de Santa María – City of Buenos Aires

Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. We are owners of this property in which we intend to develop an entrepreneurship for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

In 2000, we submitted a master plan for the Santa María del Plata site, which was assessed by the Environmental Urban Plan Council (Consejo del Plan Urbano Ambiental, “COPUA”) and submitted to the Town Treasurer’s Office for consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made recommendations. In response to these recommendations, on December 13, 2006, we filed an amendment to satisfy these recommendations, making material amendments to our development plan, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and a pedestrian walkway along the entire site on the banks of the river.

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches issued a report stating that such Committee had no objections to our development plan and requested that the General Treasury render a decision concerning the scope of the development plan submitted for the project. In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the authorities of the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling, set forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

Notwithstanding the approval of Decree No. 1584/07 in 2007, several municipal approvals are still pending and in December 2007, a municipal court rendered a decision restricting the implementation of our proposed development plan, as a result of objections lodged by a legislator of the City of Buenos Aires, alleging the suspension of Decree No. 1584/07, and each construction project and/or the municipal permits granted for business purposes. Notwithstanding the legality and validity of Decree No. 1584/07, we entered into an agreement with the Government of the City of Buenos Aires, which was sent with a legislative bill to the Legislature of the City of Buenos Aires under number 976-J-2010, for approval.

On October 30, 2012, a new agreement was executed with the Government of the City of Buenos Aires, replacing all prior arrangements, whereby new obligations were agreed. To that end, such Agreement – as well as the previous ones – shall be countersigned and approved by the Legislative Branch of the City of Buenos Aires. The docket containing the Bill of Law was reserved and is pending such legislative treatment. The Agreement provided that if by February 28, 2014, the Bill of Law was not enacted, it would become invalidated -current status to date. In order to secure the desired rules, a new Agreement must be executed with the Government of the City of Buenos Aires, to be subsequently confirmed by the Legislature; currently we have resumed conversations with the Executive Branch through the Transportation and Urban Development Ministry in order to discuss the subscription of a new Agreement (which will also append the Bill of Law).

Puerto Retiro – City of Buenos Aires

Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities. Consequently, we have initiated negotiations with municipal authorities in order to rezone the area. We own a 50% interest in Puerto Retiro, S.A.

On April 18, 2000, Puerto Retiro S.A. was served with notice of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to the Company. Upon request of petitioner, the court hearing the bankruptcy case issued an injunction preventing us from selling or otherwise disposing of the Puerto Retiro land.

Indarsa had acquired 90% of the capital stock in Tandanor from the National Government in 1991. Tandanor’s main business involved ship repairs performed in a 19-hectare property located in the vicinity of La Boca neighborhood and where the Syncrolift is installed. As Indarsa failed to comply with its payment obligation for acquisition of the shares of stock in Tandanor, the Ministry of Defense filed a bankruptcy petition against Indarsa, seeking to extend it to us.

The evidentiary stage of the legal proceedings has concluded. We lodged an appeal from the injunction order, and such order was confirmed by the Court of Appeals on December 14, 2000. The parties filed the arguments in due time and proper manner. After the case was set for judgment, the judge ordered the suspension of the judicial order requesting the case records for issuance of a decision based on the alleged existence of pre-judgmental status in relation to the criminal case against former officials of the Ministry of Defense and our former executive officers, for which reason the case will not be adjudicated until a final judgment is entered in respect of the criminal case.

It has been made known to the commercial court that the expiration of the statute of limitations has been declared in the criminal action and the criminal defendants have been acquitted. However, this decision was reversed by the Criminal Court (Cámara de Casación Penal). An extraordinary appeal was filed and rejected, therefore an appeal was directly lodged with the Argentine Supreme Court for improper refusal to permit the appeal, and a decision is still pending.

Our Management and external legal counsel to Puerto Retiro believe that there are sufficient legal and technical arguments to consider that the petition for an extension of the bankruptcy will be dismissed by the court. However, in view of the current status of the case, its result cannot be predicted.

Under the records of the proceedings for the extension of bankruptcy, Puerto Retiro S.A. requested authorization to execute both leases with the companies Los Cipreses S.A. and Flight Express S.A. for certain areas of the property acquired for a term of five years each. While authorization was granted by the lower court, the Court of Appeals in Commercial Matters reversed such decision upon request of the National Government and the receiver of INDARSA. Puerto Retiro S.A. filed an extraordinary appeal that was denied.

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

The answer to the civil action was filed in due time, which contained a number of defenses. Tandanor requested the intervention of the National Government as third party co-litigant in this case, which petition was granted by the Court. In March 2015 both the National Government and the criminal complainant answered the asserted defenses.

On July 12, 2016, Puerto Retiro S.A. was served with notice of the decision issued by the Federal Court (Tribunal Oral Federal) No. 5 on the defenses asserted by all codefendants in the civil action. As regards the defenses asserted by Puerto Retiro S.A., the court rejected the defenses of legal defect and lack of legal standing to be sued, while with regard to the defenses of lack of legal standing to sue and the expiration of the statute of limitations, it decided to postpone discussion thereof to the time of entering judgment on the merits of the case. It should be pointed out that the defense of legal defect so dismissed is a dilatory defense, i.e. it does not determine a substantive matter but refers to procedural issues and may be cured. On the contrary, the defense of lack of legal standing to be sued, if accepted, determines the outcome of the dispute, because such admission would establish that Puerto Retiro S.A. should not be a party to these proceedings. Puerto Retiro S.A. has filed an appeal (recurso de reposición) from such decision –reserving the right to file a new appeal (recurso de casación) against dismissal of both defenses. As regards the defenses of lack of legal standing to sue and the statute of limitations, they are central to the defense strategy, and because they were not dismissed by the court, a possible consideration of the merits of the case in our favor could be determinative.

Residential

Coto Residential Project (IRSA CP)

We own approximately 23,000 sqm of air space above the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. We and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997, whereby we acquired the rights to receive parking units and the rights to build above the premises located in the block formed by Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

In June 2016, a preliminary barter agreement was signed, subject to certain conditions, for a term of one year, at the end of which the deed will be executed. The project will be a residential development and, as consideration, we expect to receive 3,621 square meters in apartments plus a cash payment of US$1 million. The consideration for Torre I will be delivered by June 2021, while the consideration for Torre II will be delivered by September 2022. The value of the barter was set at US$7.5 million.

Córdoba Shopping Center Project (IRSA CP)

We own a few plots adjacent to the Córdoba Shopping Center with a construction capacity of approximately 17,300 square meters in the center of the City of Córdoba.

In May 2016, a preliminary barter agreement was signed for 13,500 square meters of the total construction capacity, subject to certain conditions, for a term of one year, at the end of which the deed will be executed. It will be a mixed residential and office project and, as part of the consideration, we will receive 2,160 square meters in apartments, parking spaces, plus the management of permits, unifications and subdivisions in three plots. The consideration will be delivered by May 2021 for Torre I and by July 2023 for Torre II. The value of the barter was US$4 million.

Neuquén Residential parcels– Neuquén, Province of Neuquén (IRSA CP)

Through Shopping Neuquén S.A., we own a 13,000 sqm plot with construction capacity per FOT of 18,000 sqm of residential properties in an area with significant growth potential. This area is located proximate to the recently inaugurated shopping center, a recently opened hypermarket and a hotel to be completed in approximately months.

Zetol S.A. and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009, we acquired 100% of the equity of Liveck S.A., a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake of the capital stock of Vista al Muelle S.A. and Zetol S.A., two companies incorporated under the laws of Uruguay, for US$7.8 million. The remaining 10% interest in both companies is owned by Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

We intend to carry out an urban project consisting of the development and commercialization of 13 apartment buildings. This project has the “urban feasibility” status for the construction of approximately 200,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol S.A. and Vista al Muelle S.A. agreed to carry out the infrastructure works for US$8 million as well as delivery of a minimum amount of sqm of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

The total purchase price for Zetol S.A. was US$7 million; of which US$2 million have been paid. Sellers may opt to receive the balance in cash or through the delivery of units in the buildings to be constructed in the land owned by Zetol S.A. equivalent to 12% of the total marketable meters to be constructed.

In addition, Vista al Muelle S.A. owned since September 2008 a plot of land purchased for US$0.83 million. In February 2010, other plots were acquired for US$1 million, the balance of which was US$0.28 million plus interest and will be repaid in December 2014. In December 2010, Vista al Muelle S.A. executed the title deed of other plots for a total amount of US$2.66 million, of which US$0.3 million were paid. The balance will be repaid by delivering 2,334 sqm of units and/or retail stores to be constructed or in cash.

On June 30, 2009, we sold a 50% stake in Liveck S.A. to Cyrela Brazil Realty S.A. for US$1.3 million. On December 17, 2010, together with Cyrela Brazil Realty S.A. we executed a stock purchase agreement pursuant to which we repurchased from Cyrela Brazil Realty S.A. a 50% shareholding in Liveck S.A. for US$2.7 million. Accordingly, as of June 30, 2016, our stake, through Tyrus, in Liveck is 100%.

As a result of the plot barter agreements executed in due time between the IMC, Zetol S.A. and Vista al Muelle S.A. in March 2014, the parcel redistribution dealing was concluded. This milestone, as set forth in the amendment to the Master Agreement executed in 2013, initiates the 10-year term for the investment in infrastructure and construction of the buildings mentioned above. At present, the urban project and the design of the first tower are being developed.

Retail

Caballito Plot – City of Buenos Aires (IRSA CP)

This is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which we purchased in November 1997. This plot would allow to develop up to 71,000 sqm distributed in several uses including a shopping center , a hypermarket, a cinema complex, and several recreation and entertainment activity areas. At present, the Legislature of the City of Buenos Aires has received from the Executive Branch a legislative bill project to approve the zoning parameters corresponding to this property, currently the project is being reviewed by several committees within the Legislature in order to be submitted to approval through voting.

Dot Adjoining Plot – City of Buenos Aires (IRSA CP)

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

On June 3, 2013, we were given notice that the Government of the City of Buenos Aires had approved the requested parcel subdivision of the ex-Philips plot. As a result, the property was divided into three parcels: two parcels of approximately 6,400 sqm each and a parcel adjoining DOT Shopping of 15,900 sqm intended for the future extension of the shopping center in 47,000 sqm.

Offices

Philips Adjoining Plots 1 and 2 – City of Buenos Aires (IRSA CP)

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

Baicom Plot - City of Buenos Aires

On December 23, 2009, we acquired 50% of a parcel located in the surroundings of the Buenos Aires Port, for a purchase price of Ps.4.5 million. The property’s total surface area is 6,905 square meters and there is a construction permit associated for 34,500 square meters in accordance with the City of Buenos Aires urban construction rules and regulations.

On December 21, 2015, a purchase option was executed in favor of Argencons amounting to US$0.5 million, plus maintenance expenses, for a term of 12 months. The real property price at the time of execution amounted to US$14 million.

Intercontinental Plaza II Plot - City of Buenos Aires (IRSA CP)

The Intercontinental Plaza complex is located in the heart of the Monserrat district, situated a few meters away from the most important avenue in the city and the financial district. It consists of an office tower and the exclusive Intercontinental Hotel. In the 6,135 square meter plot, it would be feasible to develop a second office tower, including 19,600 square meters and 25 stories, that would supplement the one already erected in the intersection of Moreno and Tacuarí streets.

Hotels

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, at June 2016, stays at hotel and parahotel establishments were estimated at 2.7 million, 6.8% lower than the same month the previous year. Stays by resident and nonresident travelers decreased by 11.2% and 8.0%, respectively. Total travelers who stayed at hotels during June were 1.2 million. The number of resident and nonresident travelers increased by 1.1% and deceased by 4.6%, respectively. Out of the total number of travelers who stayed at hotels, 81.4% were residents, reaching 1.0 million. The Room Occupancy Rate in June was 34.5%, showing a slight decline compared to the same month the previous year, and, as shown in the following chart, our Hotel’s occupancy was over this rate.  Moreover, the Bed Occupancy Rate for the same period was 24.8%, which represents a slight decrease compared to June 2015.

During fiscal year 2016, we kept our 76.34% interest in Intercontinental hotel, 80.00% interest in Sheraton Libertador hotel and 50.00% interest in Llao Llao. We observed a decrease in the occupancy of our hotels due to a lower inflow of foreign and corporate tourists.

The following chart shows certain information regarding our luxury hotels:
Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(1)	Average Price per Room Ps.(2)	Fiscal Year Sales as of June 30,			Book Value
						2016	2015	2014
Intercontinental (3)	11/01/1997	76.34%	309	70.58%	1,694	195	143	124	51
Sheraton Libertador (4)	03/01/1998	80.00%	200	73.42%	1,506	119	94	74	28
Llao Llao (5)	06/01/1997	50.00%	205	51.15%	3,784	220	159	134	77
Total	-	-	714	65.79%	2,102	534	396	332	156
_______________
(1) Accumulated average in the twelve-month period.
(2) Accumulated average in the twelve-month period.
(3) Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4) Through Hoteles Argentinos S.A.
(5) Through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro

In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. Fifty percent is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche, it is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, fitness facility, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., operator, among others, of the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms.

Bariloche Plot, “El Rancho,” San Carlos de Bariloche, Province of Río Negro

On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$7 million, of which US$4.2 million were paid in cash and the balance of US$2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

Hotel Intercontinental, City of Buenos Aires

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

Hotel Sheraton Libertador, City of Buenos Aires

In March 1998, we acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

International Segment

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located on Third Avenue and 53rd Street, in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Buildings among other remarkable works) and it has been named for its original elliptic form and the reddish color of its façade. Its gross leaseable area is approximately 57,500 sqm distributed over 34 stories.

As of June 30, 2016, this building had an occupancy rate of 97.33% generating average revenues of US$66.67 per sqm.

Lipstick Building	Jun-16	Jun-15	YoY Var
Gross Leasable Area (sqm)	58,094	58,094	-
Occupancy	97.33%	91.86%	5.47 pp
Rent (US$/sqm)	66.67	64.74	2.98%

In March 2016, two lease agreements were executed: one for the lease of the entire Floor 28 and another for a portion of the basement floor, at an average rental price of US$85 per square meter. This caused occupancy to rise to over 97% of the total surface area.

Moreover, we successfully completed the building’s certification process and obtained the LEED EB: O&M Gold certification. The implementation of this project started in July 2015, and it successfully achieved a certification that certifies compliance with the best environmental practices, transforming the building’s operational standards.

Finally, in the southern wing of the lobby there is an exhibition since September 2014 showcasing part of the work and life of the celebrated Argentine architect César Pelli. The exhibition has been conceived, designed and executed in close cooperation with César Pelli’s architectural firm.

Investment in Condor Hospitality Trust

We hold our investment in the Condor Hospitality Trust hotel REIT (NASDAQ:CDOR) through our subsidiary Real Estate Strategies, L.P. (“RES”), in which we hold a 66.3% interest. Condor is a REIT listed on Nasdaq and is focused on middle-class and long-stay hotels, in various states throughout the United States, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

During recent months, Condor’s results have shown an improvement in operating levels and it has continued to deploy its strategy of selectively disposing of lower-class hotels at very attractive prices and replacing them with higher-class hotels.

In March 2016, Condor exchanged its Class C preferred shares for newly issued Class D preferred shares. In this new issue, “Stepstone Real Estate” joined as new partner to the investment by contributing US$30 million, which were used to retire the Class A and B Preferred shares and to acquire new hotels. The new Class D preferred shares accrue interest at an annual rate of 6.25% and will be convertible into common shares at a price of US$1.60 per share at any time upon the occurrence of an event of capitalization with respect to Condor.

Condor’s board of directors will be composed of four directors nominated by the Company, three by Stepstone and two independent directors. Moreover, our voting rights in Condor represent 49% of its total voting rights as of the date of this annual report.

Financial Operations and Others

Our interest in Banco Hipotecario

As of June 30, 2016, we held a 29.91% interest in Banco Hipotecario. Established in 1886 by the argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations are located in Argentina where it operates a nationwide network of 62 branches in the 23 Argentine provinces and the City of Buenos Aires, and 15 additional sales offices. Additionally, its subsidiary Tarshop S.A. has 24 sales offices.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies and large corporations. As of June 30, 2016, Banco Hipotecario ranked fifteenth in the Argentine financial system in terms of shareholders’ equity and in terms of total assets. As of June 30, 2016, Banco Hipotecario’s shareholders’ equity was Ps.5,816.2 million, its consolidated assets were Ps.40,527.3 million, and its net income for the twelve-month period ended June 30, 2016 was Ps.1,115.3 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario continues to deploy its business strategy of diversifying its loan portfolio. As a result, non-mortgage loans increased from Ps.10,708 million as of December 31, 2013 to Ps.14,845.9 million as of December 31, 2014, Ps.17,944.7 million as of December 31, 2015 and Ps.19,339.6 million as of June 30, 2016, increasing the composition of its aggregate loan portfolio to the non-financial private sector from 82.8% as of December 31, 2013 to 88.7% as of June 30, 2016. Non-performing loans represented 2.1% of its total portfolio as of June 30, 2016.

Furthermore, Banco Hipotecario has diversified its funding sources, by developing its presence in the local and international capital markets and increasing its deposit base. Its financial debt represented 35.2% of the total financing as of June 30, 2016.

Its subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, securitization and asset management, BHN Vida S.A., a life insurance company, BHN Seguros Generales S.A., a fire insurance company for home owners and Tarshop S.A., a company specialized in the sale of consumer financing products and cash advances to non-banking customers.

Operations Center in Israel

Investment in IDB Development Corporation

Acquisition of Control of IDBD

On May 7, 2014, the Company, acting indirectly through Dolphin, acquired, jointly with E.T.H.M.B.M. Extra Holdings Ltd. (“ETH”, company incorporated under the laws of the State of Israel) controlled by Mordechay Ben Moshé, entered into a transaction to acquire an aggregate of 106.6 million common shares in IDBD representing 53.30% of its stock capital, in the context of a debt restructuring transaction related to IDBD’s holding company, IDBH.  Under the terms of the agreement, Dolphin and ETH executed a Shareholders’ Agreement and Dolphin and ETH each acquired a 50% interest in IDBD. The initial amount invested by each Company was NIS 950 million, equivalent to approximately US$272 million at the exchange rate prevailing on that date. On October 11, 2015, IFISA (a company indirectly controlled by Eduardo S. Elsztain) acquired ETH, and the directors appointed by ETH in IDBD tendered their irrevocable resignation from the Board of Directors and Dolphin became entitled to appoint new board members. Since that date, we started to consolidate IDBD into our results of operations As of the date of this annual report, the investment made from IRSA in IDBD is US$515 million, and IRSA’s indirect equity interest reached 68.3% of IDBD’s undiluted stock capital.

Tender Offers

On March 31, 2016, Dolphin satisfied its commitments under the amendment to the debt restructuring agreement of IDBD’s controlling company, IDBH, with its creditors (the “Arrangement”). Such amendment was approved by 95% of IDBD’s minority shareholders on March 2, 2016 and by the competent court on March 10, 2016. As a result, as of March 3, 2016: (i) Dolphin purchased all the shares held by IDBD’s minority shareholders; (ii) all the warrants held by IDBD’s minority shareholders expired; and (iii) Dolphin made additional contributions to IDBD in the form of a subordinated loan, as described below.

The price paid for each IDBD share to holders of record as of March 29, 2016 was: (i) NIS 1.25 million in cash, resulting in a total payment of NIS 159.6 million (US$42.2 million); (ii) NIS 1.20 per share through the subscription and delivery of IDBD’s Series 9 bonds (“IDBD Bonds”) that was paid by Dolphin at par; therefore, it subscribed bonds for NIS 166.5 million, including the payments due to warrant holders (as detailed below); and (iii) the commitment to pay NIS 1.05 million (subject to adjustment) in cash if Dolphin receives authorization to assume control of Clal Insurance Company Ltd. and Clal Insurance Business Holdings Ltd. or IDBD sells its interest in Clal for a sale price per Clal share in excess of 75% of its book value Dolphin being would be required to pay approximately NIS 155.8 million (approximately US$40.8 million) in aggregate.

Any warrants held by minority shareholders that were not exercised as of March 28, 2016, would be convertible at a price equal to the difference (if positive) between NIS 2.45 and the warrant exercise price, and payable in IDBD Bonds.  In addition, Dolphin made a capital contribution of NIS 348.4 million into IDBD, in exchange for a subordinated loan, convertible into shares.

As security for payment of each cash due to Clal shareholders, on March 31, 2016, Dolphin gave a pledge over 28% of the stock capital in IDBD it owns and its rights under a NIS 210 million subordinated loan made on December 1, 2015 due from IDBD. If IDBD issues new shares, additional shares shall be pledged until reaching 28% of IDBD’s total stock capital.

Dolphin has committed to abstain from exercising its right to convert the subordinated loan into IDBD shares until the above mentioned pledge is released. However, if the pledge is enforced, the representatives of IDBH’s creditors will be entitled to convert the subordinated debt into IDBD shares, up to a maximum of 35% of all IDBD shares outstanding.

On April 3, 2016, IDBD’s shares were delisted from the TASE and all the minority warrants were cancelled. IDBD continues to be listed on TASE as a “Debentures Company” pursuant to Israeli law, as it has bonds listed on such exchange.

Within the Operations Center in Israel, the Company operates in the following segments.

Real Estate

Includes the assets and operating income generated by PBC and its subsidiaries. PBC is mainly engaged in the operation of income producing properties and in residential construction primarily in Israel and other parts of the world. In rental properties, PBC is the exclusive owner of the HSBC building located on Fifth Avenue in Manhattan. The building has an area of approximately 80,000 square meters. At present, the building is fully occupied by renowned tenants who have lease agreements in place for periods ranging from 10 to 15 years. In addition, PBC has partnered with IDBD in two projects based in Las Vegas (through IDBG Ltd.), including a commercial and office project known as Tivoli.

The PBC group is one of the largest and most experienced real estate developers in Israel. Most of its activities involve income generating assets and residential entrepreneurship in Israel and overseas, with additional activity in the agriculture sector, through its subsidiary Mehadrin. In this regard, PBC engages in: (i) income producing properties, consisting of development, construction, rental and management of hi-tech parks, business and industrial parks, office buildings, commercial centers and industrial buildings, storage facilities and parking lots in high demand areas throughout Israel; and (ii) residential entrepreneurship, consisting of the development, planning, construction and sale of quality residential projects and neighborhoods in high demand areas throughout Israel. PBC also has reserves of land for construction. Our Real Estate segment generated operating income of Ps.617 million for the fiscal year ended June 30, 2016, representing 86% of our consolidated operating income for the Operations Center in Israel for such year.

PBC owns approximately  1.13 million square meters of income-producing properties in Israel, with an occupancy rate of 97%, with most tenants being quality tenants with long-term leases that provide PBC with a strong and steady cash flow. In addition, PBC owns land reserves of approximately 700,000 square meters with building rights for the construction of income-producing properies in Israel. In the Residential Construction Segment in Israel, PBC operates, as of June 30, 2016 (in some of the projects together with partners) in 9 sites around the country, on which 1,320 residential units are in various stages of marketing and construction and 820 have been sold.

PBC owns several subsidiaries, the largest of which are: Gav-Yam, Nave-Gad, Ispro and the joint venture Mehadrin.

·
Gav-Yam (approximately 69% ownership stake) is one of Israel’s largest and longest-standing real estate companies. Gav-Yam, itself and through its subsidiaries, deals in income-producing property, initiating, planning, developing, building, marketing, leasing, maintaining and managing hi-tech parks, commercial and industrial parks, office buildings, retail areas, storage buildings, and parking lots in high-demand locations throughout Israel.

·
Nave-Gad (wholly-owned) is engaged in the planning, development and construction of quality residential neighborhoods. All neighborhoods are developed as unique all-inclusive “residential parks” that include various components of full environmental development and associated community services (public parks, trails, pavements and parking lots).

·
Ispro (wholly-owned) is engaged in the management, maintenance and development of commercial centers and malls, primarily power centers in areas of high demand. Ispro initiates various commercial projects on land it owns.

·
Mehadrin (approximately 45% ownership stake) is Israel’s largest exporter of citrus fruit. In addition, Mehadrin is engaged in a wide range of agriculture-related activities including planting, cultivating, packing and processing fruits and vegetables, refrigeration services, storage and marketing.

PBC’s foreign operations consist of income generating assets and residential properties in the United States, India and England. In India, it develops and markets residential neighborhoods, together with partners, in the Indian city of Chennai. In addition, PBC is a partner in three Hilton hotels in the cities of London, Birmingham and Cardiff, England, together totaling 2,050 hotel rooms and conference facilities. All foreign operations are executed in cooperation with local partners in such a manner that allows efficient utilization of PBC’s extensive experience and capabilities, combined with the familiarity with relevant markets and advantages of the local partners.

As at June 30, 2016, PBC engages in marketing, construction and planning income producing properties in Israel of which the main projects are the following:

·
MATAM-Yam. MATAM, a subsidiary of Gav Yam, is developing a new project with an above-ground space of 10,000 sqm, on a lot acquired in 2015, at the south-western edge of the MATAM Haifa Park. In addition, MATAM is expanding the above-ground parking lot. This expansion, which will add 22,000 square meters of space, will accommodate 815 parking spaces. After completion of this phase, the above-ground parking structure in MATAM Park will accommodate 2,100 parking spaces, with a total area of 56,000 sqm.

·
Gav Yam Park, Rehovot. Gav Yam and the Weizmann Institute are the joint owners Gav Yam Park in Rehovot (PBC 72% and the Weizmann Institute 28%). In light of the existing demand in the park, in the first quarter of 2016 Gav Yam started marketing and construction of an additional building in the park (the fourth building), with an above ground area of 15,000 sqm and 13,000 sqm of underground parking area.

·
Ispro Planet. This is an entertainment and retail project in Beer-Sheva being built in two phases. The first phase includes a Cinema Multiplex and a large entertainment facility, restaurants and retail shops and the second phase consists of a Power Center. During the first half of 2016, the leasing and the construction of Stage A of the project continued.  This stage consists of 18 cinema halls for the Yes Planet chain, with 3,400 seats and an IMAX screen, as well as commercial areas and Big Boxes, with total GLA of approximately 28,000 sqm of which approximately 86% have been leased up and was opened to the public at the end of June 2016.

·
Modi’in – logistics building. In July 2016, Gav-Yam completed the construction of a logistics building with an area of approximately 7,000 sqm above ground, which is fully rented.

·
Totzeret Ha’Aretz – Tel-Aviv. Gav Yam and Amot Investments Ltd. (“Amot”), jointly own the rights (in equal shares) in adjacent plots of land with an overall area of approximately 17 dunams (approximately 15,000 sqm)  on Totzeret Ha’Aretz, Yigal Alon and Derech Shalom Streets in Tel-Aviv, which include existing rights for the construction of a project with approximately 53,000 sqm of constructed floor space. During the second quarter of 2016, construction and marketing of the Phase A building with an above ground area of 53,000 sqm. started and the construction of the underground parking area, with an overall area of approximately 31,600 sqm, providing approximately 950 parking places, continued. At the same time, and according to an agreement that was signed with the Tel Aviv Municipality, Gav-Yam and Amot filed a building plan under district committee jurisdiction for the addition of rights for 130,000 square meters (gross) above-ground on 70 floors, the addition of 2,000 parking spaces and approval of the designation of offices, commercial space and hotel areas.

·
Gav-Yam Negev Park – The third building. Gav-Yam is developing the third building in the park with an above ground area of 15,000 sqm. The two first buildings in the park, with an area of 33,000 sqm are completed and rented.

·
Second office tower at the Kiryat Ono Mall. In the first half of 2016, PBC and Amot (in joint venture) continued the construction of a second office tower above the Kiryat Ono Mall, with an area of approximately 7,400 sqm of office space and 1,500 sqm of commercial space. The construction is expected to be completed during the third quarter of 2016.

The following are the main overseas activities in which PBC is involved:

HSBC Tower in New York. The HSBC tower, with an area of 80,000 square meters, is located on Fifth Avenue in Manhattan, New York. The tower is leased to quality tenants, such as HSBC, the law firm Baker Mckenzie and various financial entities, for long periods. The tower is 100% leased.  HSBC Bank is considering alternative leasing possibilities, including extending its lease in the Tower.  At the end of 2015, we presented a proposal for the extension of HSBC Bank’s lease agreement, which is being reviewed by the parties.

GW project (“Tivoli”) in Las Vegas. A commercial and office project (we own a 50% interest through IDBG) that is divided into three stages – the first stage (Triad A) of the Tivoli project includes about 19,000 square meters of commercial areas and about 15,000 square meters of offices. As at June 30, 2016, the occupation rate was 84%. The second part of the project (Triad B) is under construction and marketing and it is planned to include 14,000 square meters of commercial areas and 14,000 square meters of offices. To date, lease agreements have been signed in Triad B with an anchor lessee and other lessees with respect to 11,000 square meters of available area. The opening of triad B is expected in November 2016. The construction of Triad B is currently financed by US$50 million credit facility granted at December 2015 by the company to IDBG, based on the approval in September 2015 at the General Meeting of the Shareholders of the Company.  As of the date of their annual report, US$38 million of the said facility has been disbursed.

India. PBC’s activity in India is conducted together with partners (PBC’s share is 45%). The activity presently focuses on a residential project in Chennai, being built in stages.  As of the date of their annual report, three buildings were offered for sale – two buildings including 390 units, of which 340 units were sold, are to be delivered in the second half of 2017 and the third building, which includes 160 units, of which 40 units were sold, is expected to be delivered during 2018. In the first half of 2016, 65 units had been sold in the project in Chennai compared with 50 units in the corresponding period in 2015. In January 2016, the remaining rights in the Hyderabad project were sold for a consideration of US$34 million.

The following are the main Investment Properties of PBC as of June 30, 2016:

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encum-brances	Plot of land	Buildings, facilities and improvement	Improve-ments / Additions	Plot of land	Buildings, facilities and improvements	Total	Accumu-lated depreciation	Net book amount	Date of construction	Date of acquisition	Useful life as of 06.30.16

Tivoli	Mortgage	171	1,241	-	124	1,969	2,093	(46)	2,047	apr-2011	oct-2015	35
Kiryat Ono Mall	Mortgage	316	696	8	502	1,115	1,617	(19)	1,598	nov-2007	oct-2015	72
Shopping Center Modi’in A	Mortgage	223	289	-	354	459	813	(8)	805	aug-2005	oct-2015	81
HSBC	Mortgage	5,471	1,778	-	8,337	2,962	11,299	(74)	11,225	1927-1984	oct-2015	35
Matam park - Haifa	Mortgage	544	2,685	480	910	4,842	5,752	(90)	5,662	1979-2015	oct-2015	63
Caesarea - Maichaley Carmel	-	142	230	-	226	365	591	(8)	583	jun-1905	oct-2015	76
Herzeliya North	-	777	1,025	856	1,498	2,662	4,160	(35)	4,125	1996-2015	oct-2015	89
Gav-Yam Center - Herzeliya	Mortgage	748	817	-	1,187	1,297	2,484	(35)	2,449	1997-2006	oct-2015	64
Neyar Hadera Modi’in	-	186	248	-	295	393	688	(8)	680	jun-1905	oct-2015	84
Gav yam park - Beer Sheva	Mortgage	34	402	16	54	658	712	(12)	700	jul-1905	oct-2015	97
Hazomet Kfar Saba	-	-	74	-	-	117	117	-	117	jun-1905	oct-2015	50
Bilu	-	-	54	-	-	86	86	-	86	jun-1905	oct-2015	35
Mazkeret Batia	-	-	69	-	-	109	109	-	109	jul-1905	oct-2015	50
Netania	-	-	525	23	-	861	861	(12)	849	jun-1905	oct-2015	31
Rishon Le Zion	-	-	44	-	-	70	70	-	70	may-1905	oct-2015	35
Rehovot	-	-	69	13	-	125	125	-	125	jun-1905	oct-2015	35
Mizpe Sapir	-	-	78	-	-	128	128	(4)	124	jun-1905	oct-2015	35
Holon	-	191	15	-	303	24	327	-	327	jan-1969	oct-2015	25
Haifa	-	15	-	-	24	-	24	-	24	jan-1970	oct-2015	25
Others	-	1,781	3,938	195	3,018	5,830	8,848	(89)	8,759	N/A	oct-2015	N/A
Total Rental properties		10,599	14,277	1,591	16,832	24,072	40,904	(440)	40,464
Undeveloped parcels of land
Tivoli	-	15	-	-	24	-	24	-	24	apr-2011	oct-2015	-
Queensridge Towers	-	223	-	-	266	-	266	-	266	apr-2011	oct-2015	-
Zarchini Raanana	-	-	49	-	-	78	78	-	78	-	oct-2015	-
Kurdani	-	-	-	-	-	-	-	-	-	-	oct-2015	-
Others	-	1,056	5	-	1,785	-	1,785	(8)	1,777	N/A	oct-2015	N/A
Total undeveloped parcels of land		1,294	54		2,075	78	2,153	(8)	2,145
Tivoli	-	-	1,170	103	-	1,981	1,981	-	1,981	in progress	oct-2015	-
Ispro Planet – Beer Sheva – Phase 1	-	154	294	296	245	817	1,062	-	1,062	in progress	oct-2015	-
Others	-	149	245	-	191	689	880	-	880	in progress	oct-2015	N/A
Total properties under development		303	1,709	399	436	3,487	3,923		3,923

Supermarkets

This division includes the assets and operating income of Shufersal. Shufersal, established in 1958, is Israel’s largest retail chain and the owner of the largest supermarket chain in Israel in terms of sales volume, operating 270 supermarkets nationwide, within an approximate aggregate area of 503,000 square meters.  Shufersal employs approximately 12,300 employees. In recent years, Shufersal has introduced and continues developing strategic processes and structural changes seeking to optimize profitability, strengthen its market leading position, and address the challenges of the business and regulatory environment where it operates. Shufersal separated its real estate business from its retail business, and formed Shufersal Real Estate Ltd., a wholly-owned subsidiary whose assets include branches that are leased to Shufersal and real estate property leased to third parties.

Our Supermarkets segment generated operating income of Ps.424 million for the fiscal year ended June 30, 2016, representing 59% of our consolidated operating income for the Operations Center in Israel for such year.

Shufersal operates five different retail formats throughout Israel:

(i)
Shufersal Sheli: a chain of 107 neighborhood stores providing customer shopping needs, while vigilantly maintaining convenience, availability, freshness and service;

(ii)
Shufersal Deal: a chain of 74 discount stores that offers low-priced products throughout the year;

(iii)
Yesh: a chain of 54 competitive discount stores addressing different populations by matching products to customers, and by offering special kashruth;

(iv)
Shufersal Express: a chain of 13 convenience stores; and

(v)
Shufersal Online (former Shufersal Yashir): a service that markets products directly to the customer’s home or office, with orders taken via the internet, phone or fax.

Shufersal puts great effort into producing its private label to provide customers with a brand that meets high quality standards, is competitively priced and is adapted to Israeli consumer tastes. The brand currently includes about 1,400 products. Shufersal’s Loyalty Club is the leading loyalty club in Israel with 1.4 million members. Club members enjoy cash coupons, accumulated bonuses, discounts and special offers.

As part of its strategic plan, Shufersal, together with Leumi card and Paz, launched the Shufersal credit card in October 2006. The card provides customers with a non-banking credit framework, as well as special offers and benefits. “Yesh” Credit Card for “Yesh” customers was launched in August 2009 and offers the same benefits.

Shufersal also owns a 40,000 sqm logistics center in Rishon Lezion in addition to distribution centers in Kfar Vitkin, Ramle, and Kadima.

Shufersal engages in income-generating real estate, leasing commercial centers and other properties through several subsidiaries: Shufersal Bailsol Investments Ltd. (50% owned); Merkaz Hakirya (Ashdod 1995) Ltd. (50%); and Lev Hamifratz Ltd. (37%).

Although Shufersal’s main operations is retail, as mentioned above, it also operates in two other sectors: real estate and credit card customer’s club management. In income-generating real estate activity, Shufersal engages in leasing commercial centers and other properties. As part of its strategic plan, Shufersal is also active in managing a customer credit club through which it offers credit cards to the public that provide a non-bank credit framework, as well as special offers and benefits to customers.

During 2016, Shufersal continued to carry out its business plan, which is intended to create a growth-oriented commercial and operational infrastructure for the years to come, to reinforce its competitiveness, to improve value offered to customers, and to improve service. As its main distribution center, Shufersal owns a sophisticated 40,000 m2 logistics center in Rishon Lezion in addition to distribution centers in Kfar Vitkin, Ramle, and Kadima.

In recent years, Shufersal has performed, and continues performing, strategic processes and structural changes, with the aim of optimizing its operations, strengthening its market leadership, and dealing with challenges it faces in its business and regulatory environment. As part of its strategies, Shufersal is focused in the development of its digital market platforms, of which the main one is Shufersal Online. During 2016, there was a significant increase in Shufersal’s sales through Shufersal Online.

During 2015, Shufersal continued to implement its business plan, as approved by its Board of Directors in July 2014, as follows:

·
The developments in the Mega chain led, in addition to the sale of Mega stores that operated in the discount format to various third parties, the closing of its online platform and a one-off closing of all of its branches by Mega’s employees, led to the loss of consumers. Shufersal adapted its operations to these changes at the Mega chain, and the impact of the competitive landscape. Shufersal continues to monitor the effects on Mega’s results, and is preparing to address multiple scenarios, including increased competition in the discount market and a potential purchase of Mega’s stores in city centers by chains that operate in the discount market, which may lead to greater competition. In the first half of 2016, Shufersal continued to monitor and prepare various scenarios regarding the change in ownership of Mega city center stores.

·
The continued expansion and strengthening of Shufersal’s private label brand as a part of its strategy, including the launch of new products in leading categories, such as the milk and meat. Sales of Shufersal’s own branded products in 2015 were approximately 15% of all retail sales, an increase of 11.5% compared with sales in 2014.

·
The continued development of Shufersal’s digital platforms, of which the main one is “Shufersal Online” and the cellular application, and the streamlining of the operating processes with regard to the distribution system of “Shufersal Online.” There has been a significant increase in Shufersal’s sales through Shufersal Online, and they constituted approximately 6% of total sales in 2015 (compared with approximately 4% in 2014). During the first half of 2016, Shufersal continued to accelerate the development of its digital platform and to open special warehouses to support those sales. In the first half of 2016, Shufersal Online sales accounted for approximately 8.6% of Shufersal’s total sales.

·
The continued streamlining of real estate in accordance with the business plan, which includes the closing and downsizing of retail stores.

·
In 2015, Shufersal continued its efforts to complete the change in the supply chain system, and during the first quarter of 2016 it began the gradual operation of its new logistics center in Shoham, that began operating on February 2016.

·
Various regulatory developments, such as an increase in the minimum wage, the first installment of which came into effect in April 2015.

·
Shufersal performed a renewed evaluation of branches with operational and cash flow losses, and concluded that 15 stores out of all evaluated branches (which are mainly leased through operational leases) no longer contribute or make a viable contribution, either in operational and/or strategic terms, to the geographical region (the cash generating unit) with which they are associated.  Shufersal decided to close 14 stores, and to reduce the size of the store network it owns.

·
For the purpose of the impairment test, Shufersal branches are combined into geographical regions which constitute separate cash generating units. Based on Shufersal’s strategy, the closure of stores may result in a reduction in profitability of other stores located in the same geographical area. In light of the foregoing, the impairment test for retail activity is performed on a regional level, and the recoverable amount is calculated for the cash generating unit.

Agrochemicals

Includes income from the associate of IDBD, Adama. Adama is a worldwide leader in active ingredients used in agricultural production. Adama became a private company owned by ChemChina (60%) and Koor (40%).

Adama is one of the leading generic brand crop protection companies in the world. Adama has a heritage dating back 70 years and strives to develop products to simplify and optimize agricultural production, offering farmers products and services that optimize crop yields. Adama has a comprehensive range of high-quality, innovative and effective crop protection products, including herbicides, insecticides, fungicides, plant growth regulators and seed treatments, designed to improve the quality and quantity of crop yields by preventing or controlling harmful, insects and disease. Adamas’ comprehensive product portfolio includes more than 270 active ingredients and more than 1,000 end-use products. Our Agrochemicals segment generated an income of Ps.334 million from the investment in Adama for the fiscal year ended June 30, 2016.

Adama’s 4,900 employees reach farmers in more than 120 countries with its main customers in Europe, North America, Latin America, Asia-Pacific, India, the Middle East and Africa. As of the date of this annual report, Adama is ranked as the leading company in the world focusing on non-patent protected active materials used crop protection products. Adama has 19 production facilities for synthesis and formulation of its product and seven global products development centers.

Adamas’ range of products include crop protection solutions and other related products that leverage its core expertise, including dietary supplements and food additives, aromatic products and industrial products. Accordingly, Adama organizes and manages its business in two segments: crop protection and other operations. The crop protection business focuses on the research, development, production and marketing of products that enhance crop yields by protecting against the damaging and destructive effects of a variety of weeds, pests and disease. Adama markets (mostly directly and through third parties) the products it develops and produces, as well as other crop protection products it sources from third parties. Crop protection products in the global market are divided into (i) patent-protected and legacy, branded off-patent products, most of which were originally developed by leading companies in the field; and (ii) newly introduced, branded off-patent products, such as our products, which are similar to patent-expired products (in terms of composition) and are produced by off-patent focused companies.

Adama manufactures and sells a broad range of crop protection products that are divided into three main categories based on their uses: (i) herbicides, (ii) insecticides and (iii) fungicides. These solutions offer protection for all sorts of crops including corn, cotton, oil seed rape, soybean and cereal, and are developed and adapted for use in seed treatment as well as for non-crop uses such as protection against weeds, pests and disease in roadsides, forests, lawns, parks, institutions, the wood and paint industry, animal health and private facilities, homes and gardens. Adama has a unique positioning and access to the Chinese markets, principally through ChemChina.

In August, 2016, DIC reported that it had accepted ChemChina’s offer to acquire 40% of Adama Agricultural Solutions Ltd.’s shares, indirectly controlled by IDBD through DIC. For more information see “Recent Developments”.

Telecommunications

This division includes the assets and operating income derived from Cellcom. Cellcom is Israel’s leading mobile communications operator. Cellcom has more than 2.8 million subscribers, with an estimated market share of 27%. Through its independent transmission network, Cellcom provides services to its customers with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its customers abroad, and additional services including music, video, mobile office etc. With a technologically advanced infrastructure, Cellcom provides internet connectivity services and international calling services, as well as landline telephone communication, cloud, hosting services and information security in Israel, in addition to data communication services. Our Telecommunications segment generated operating losses of Ps.71 million for the fiscal year ended June 30, 2016, representing 10% of our consolidated operating income for the Operations Center in Israel for such year.

Cellcom has launched television services over the internet (“over-the-top” TV or OTT TV) which currently has 87,000 subscribers representing a 5.7% market share. IDBD believes that there is an opportunity for further penetration in television services over the internet and thus it plans to expand its activities in this business, as part of its strategies. Cellcom provides a “triple play package”, which combines television services, internet infrastructure and supplier services and home telephone services. Cellcom operates powerful generation networks (LTE 4 and HSPA 3.5) enabling advanced high speed broadband multimedia services, in addition to the regular networks (GSM/GPRS/EDGE).

On November 2015, Cellcom entered into an agreement with Golan Telecom Ltd. (“Golan”) to purchase all of the shares of Golan, one of the four cell phone carriers in Israel, in addition to Cellcom, for a consideration of NIS 1,170 million. If Golan’s acquisition is approved, Cellcom’s market share and revenues will increase and Cellcom will be able to offer additional bundled and separate services and products which will result in opportunities for leveraging cost-synergies.

The following table presents our number of cellular subscribers and revenues for each of the last five years:

	Year Ended December 31,
	2011	2012	2013	2014	2015

Cellular subscribers (end of period)(1) (in thousands)	3,349	3,199	3,092	2,967	2,835

(1)
Subscriber data refers to active cellular subscribers. Cellcom uses a six-month method to calculate cellular subscriber base, which means that Cellcom deducts subscribers from its cellular subscriber base after six months of no revenue generation and activity on its network by or in relation to the post-paid subscriber, no revenue generating calls or SMS for pre-paid subscriber and no data usage or less than NIS 1 of accumulated revenues for M2M (machine to machine) subscribers. The six-month method is, to the best of our knowledge, consistent with the methodology used by other cellular providers in Israel. During the fourth quarter of 2011, Cellcom removed approximately 52,000 subscribers from our subscribers base, which included its subscribers using its TDMA network who had not requested a transfer to its other networks following the shutdown of its TDMA network as of December 31, 2011, and subscribers who ceased using services following a change to Cellcom’s policy which previously allowed subscribers to change from post to prepaid subscription as a result of the reduction of Early Termination Fees in the cellular market in early 2011. These changes affected other key performance indicators. In the fourth quarter of 2012, Cellcom removed approximately 138,000 M2M subscribers from its subscriber base, following the addition of the above revenue generation criterion for M2M subscribers. This change had an immaterial effect on Cellcom’s ARPU for 2012. In the fourth quarter of 2013 we removed approximately 64,000 subscribers from our subscribers base, following a change to our prepaid subscribers counting mechanism. As a result of such change, we add a prepaid subscriber to our subscribers base only upon charging a prepaid card and remove them from our subscribers base after six months of no revenue generating calls or SMS. Following each of these changes, we have not restated prior subscriber data to conform to such changes.

We present bellow a detailed description about each of the segments in telecommunications operated by IDBD’s subsidiary Cellcom:

Television Market

Our offer to the Israeli Market includes:

·
Linear channels including the Israeli Digital terrestrial broadcasting

·
Video on Demand library

·
Live and catch up sports channels

·
Access to internet video content from selected internet sites

·
Music streaming service

·
An improved and advanced user experience

·
Highly competitive pricing

Cellular Services and Products

Cellcom offers its cellular subscribers a variety of usage and sector pricing plans and bundles combining cellular services with other communications services that the group offers, such as Internet infrastructure and ISP, landline, ILD and OTT TV services for home and IP switchboard, Internet infrastructure and ISP landline and ILD services for the office. Cellcom offers two methods of payment: pre-paid and post-paid. Pre-paid services are offered to subscribers who pay for its services prior to obtaining them, usually by purchasing their “Talkman” pre-paid cards or “virtual” Talkman cards. Post-paid services are offered to subscribers willing to pay for their services through banking and credit arrangements, such as credit cards and direct debits. Price erosion and the marketing of unlimited packages, have resulted to a decline in our pre-paid subscriber base. In line with regulation, our pricing plans do not include a commitment to purchase their services for a predefined period, other than in large business agreements.

Basic cellular services

Its principal cellular service is basic cellular telephony and data transfer, upload and download (in supporting handsets). Both are included in the “unlimited packages”. In addition, Cellcom offers many other services with enhancements and additional features to their basic cellular telephony service, including voice mail, cellular fax, call waiting, call forwarding, caller identification and conference calling. Data services can be used with handsets (in supporting models), cellular modems, laptops and tablets. Cellcom provides their customers with a variety of “internet surfing packages” for that purpose. Cellcom also offers both an outbound roaming service to subscribers traveling outside of Israel and an inbound roaming service to visitors to Israel who can “roam” into their network.

Value-added services

In addition to basic cellular telephony and data services, Cellcom offers many value-added services, such as SMS and MMS, cloud backup content services such as music downloads and “Cellcom TV” application. SMS is included in the “unlimited packages”. Cellcom offers services that are likely to be popular with subscribers and complement Cellcom’s business. Some of these value-added services are available only to subscribers who have supporting handset models and some are offered only to business subscribers.

Business subscribers, also may receive multi SMS, M2M, “Double Net” services allowing combined usage of cellular and landline networks in order to ensure uninterrupted service, work force management and vehicles management applications.

Handsets

Cellcom sells a wide selection of handsets (which for purposes of this report may include other types of communications end-user equipment, such as tablets) designed to meet individual preferences. Prices of handsets vary based on handset features and special promotions. Cellcom offers a variety of installment plans for handsets and discounts for short term installment plans.  In most cases, handsets are to be paid in 36 monthly installments. Cellcom offers a variety of handsets from world-leading brands such as Apple, LG, Nokia, Samsung, Sony, HTC, ZTE and Alcatel. The vast majority of handset sales in 2015 have been of Apple and Samsung models. The handset models Cellcom sells offer Hebrew language displays in addition to English, Arabic and Russian (in most of the models). Cellcom is also required to provide cellular services to subscribers who did not purchase their handsets from us, provided that the handset model complies with the standards set by the Ministry of Communications. Cellcom offers subscribers repair services for most handsets, in approximately 28 locations, including through their wholly owned dealer, as well as by dispatch service. See also “Customer Care” below.

Cellcom also sells modems, tablets and smart watches to promote data services. In addition,  it sells added value products to its customers, such as smart watches. Samsung International Co. Ltd. provides us Samsung products and spare parts for such products, under terms, including price of products, agreed between us and Samsung from time to time.

In 2013, Cellcom entered into an agreement with Apple Sales International for the purchase and distribution of iPhone products in Israel. Under the terms of the agreement, Cellcom has committed to purchase a minimum quantity of  iPhone products over a period of three years, which have represented a significant portion of total cellular handset sales over that period.

Landline services

In addition to cellular services, Cellcom provides landline telephony, transmission and data services, using approximately 1,780 kilometers of inland fiber-optic infrastructure and complementary microwave links. Cellcom has offered transmission and data services since 2001, landline telephone service since July 2006, and advanced, voice and data landline services since 2008, both to selected business customers. Since May 2015 Cellcom (and Netvision) have offered internet infrastructure services through the landline wholesale market, using Bezeq’s VDSL infrastructure. Netvision also offers landline services to both private and business customers, focusing on the private sector.

As of December 2014, Cellcom offers OTT-TV services, branded “Cellcom tv” to private customers using Netvision’s systems. Cellcom tv is a hybrid OTT-DTT TV service provided to the Israeli market. The service includes a set-top box that enables linear channels, including channels based on the Israeli Digital terrestrial television (DTT) broadcasting, Video on Demand library subscription (SVoD) that can be accessed from smartphones and tablets (TV anywhere), access to internet video content from selected internet sites, music streaming service and additional advanced features such as personal video recorder, VoD playlist channels and connection to social networks, at highly competitive prices. Cellcom’s VoD catalogue and linear channels offer international and local content from top content suppliers.

Network and Technology

Cellcom’s cellular network has developed over the years since it commenced operations in 1994, and we now have dual cellular and wireline capabilities.

The “fourth generation” LTE, or Long Term Evolution technology, was launched in August 2014 and offers data throughput of up to 112 Mbps on the downlink path and up to 37 Mbps on the uplink path (voice services are provided through our 3G network). The LTE network covers most of the population of Israel and in 2016 it continued to deploy this network and allocate additional spectrum in the 1800 band (where possible) in order to enable higher data throughput rate.

The “third generation” UMTS/HSPA+, or high-speed packet data access, technology, offers full interactive multimedia capabilities with current data rates of up to 42 Mbps on the downlink path and up to 5 Mbps on the uplink path. In 2016, Cellcom intends to continue to support the increasing demand for data traffic, while maintaining its quality of services. This network, considered to be a “3.9” technology, uses the same core as Cellcom’s GSM/GPRS/EDGE network and covers substantially all of the populated territory in Israel. Moreover, Cellcom’s UMTS/HSPA+ network supports types of services that require higher throughput and lower delay, such as video conferencing and provides an adequate fallback for our LTE network by means of smart features and network load sharing.

Cellcom’s “second generation” GSM/GPRS/EDGE 1800MHz network allows for voice calls, data transmission and multimedia services, although at slower speeds than the LTE and UMTS/HSPA+ networks. Cellcom’s GSM/GPRS/EDGE technology is an advanced second-generation technology considered to be a “2.75G” technology. It enables Cellcom to deliver multimedia and services at speeds that are higher than the rates offered through regular “second generation” digital cellular technology. Packet data rates vary from 50 Kbps to 200 Kbps, depending mainly on handset capabilities. In addition, in the case of coverage gaps and for voice services supported by their GSM/GPRS/EDGE technology, the network provides an adequate voice fallback for their LTE and UMTS networks. Most of Cellcom’s traffic uses the UMTS/HSPA+ network with a continuous growth of data using Cellcom’s LTE network.

Cellcom’s transmission network is comprised of approximately 1,780 kilometers of inland advanced fiber-optic cables that, together with Cellcom’s microwave infrastructure, enable them to provide their customers with telephony and high speed and high quality transmission and data services. Cellcom’s transmission network is strategically deployed in order to cover the major portion of Israel’s business parks and permits them to provide their own backhaul services while reducing their need to lease capacity from Bezeq, the incumbent landline operator in Israel.

Cellcom’s system for the provision of advanced centrex services based on cloud solutions to our business landline customers, is by Broadsoft Ltd.

Netvision’s platform by LM Ericsson, allows the provision of our OTT TV services, together with the Israeli DTT infrastructure.

Infrastructure

Cellcom has built an extensive, durable and advanced cellular network system, enabling them to offer high-quality services to substantially the entire Israeli populated territory. They seek to satisfy quality standards that are important to their subscribers, such as high voice quality, high data rate packet sessions, low “blocked call” rate (average rate of call attempts that fail due to insufficient network resources), low “dropped call” rate (average rate of calls that are terminated not in the ordinary course) and deep indoor coverage. Therefore, they have made substantial capital expenditures and expect to continue to make substantial capital expenditures on their network system.

Cellcom’s LTE network is covering most of the population of Israel and they cover substantially all of the populated areas of Israel with both our UMTS/HSPA+ network and our GSM/GPRS/EDGE network. Our LTE and UMTS/HSPA+ networks are mostly co-located with our GSM/GPRS/EDGE network.

Cellular Network design

Cellcom has designed the GSM/GPRS/EDGE, UMTS/HSPA+ and LTE networks in order to provide high quality and reliability in-line with the requirements set forth in their license while using a cost-effective design, utilizing shared components for the networks, where applicable.

Cellcom has a DRP for its engineering systems, aimed at increasing its network’s survivability in case of damage to any of its component systems. The DRP also provides the network with additional advantages, including increased capacity and advanced qualities in line with our license requirements.

Cellcom’s primary goal is to continue deploying its LTE network while allocating a smaller amount of our 1800MGz frequencies to our 2G network, where possible, through advanced and modern equipment and software features, and to continue to support the increasing demand for data traffic of their high speed UMTS/HSPA+ network. At the same time they intend to continue to perform extensive optimization work to provide their subscribers with maximum capability to support video and other broad-bandwidth content.

Cellular Network performance

Cellcom continually seeks to optimize its entire network in order to meet the key performance indicators for its services, including dropped calls, voice quality, accessibility, availability and packet success rate. Cellcom uses advanced planning, monitoring and analyzing tools and introduced advanced and modern equipment and software features in order to achieve performance goals efficiently and with minimal faults.

The main indicators use to measure network performance for voice and packet data are the “blocked call” rate, the “dropped call” rate and average throughput. The average rates of blocked and dropped calls meet those required by Cellcom’s operating license. The average throughput indicator is not a license requirement.

Spectrum allocation

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. Cellcom has been allocated 2x10 MHz in the 850 MHz frequency band previously used by their TDMA network and currently by their UMTS/HSPA base stations, 2x20 MHz in the 1800 MHz frequency band, 5 - 15 MHz (varying dependent on usage required in different areas) of which are used by our LTE network and the remaining is used by their GSM/GPRS/EDGE network (again varying dependent on usage required in different areas) and 2 x 10 MHz 2100 MHz frequency band used by their UMTS/HSPA network. Cellcom believes that its available spectrum is sufficient for its current needs.

Of the 20 1800 MHz spectra, three were allocated to Cellcom in August 2015 by the Israeli Ministry of Communications, for 4G technologies (such as LTE, LTE Advanced) . Unlike Cellcom’s other frequencies, these frequencies were awarded for a period of just ten years.

Cell site construction and licensing

Cellcom develops cell sites based on a strategy to expand the geographical coverage and improve the quality of its network and as necessary to replace cell sites as needed. Cellcom’s acquisition teams survey the area in order to identify optimal locations for a cell site. In urban areas, this would normally be building rooftops. In rural areas, masts are usually constructed. The transmission teams also identify the best means of connecting the base station to our network, based on Cellcom’s independent transmission network, either by physical optical fiber, microwave link or Bezeq landlines. Once a preferred site has been identified and the exact equipment configuration for that site decided, Cellcom begins the process of obtaining all necessary consents and permits. The construction of cell sites requires building permits from local or regional authorities, or an applicable exemption, as well as a number of additional permits from governmental and regulatory authorities, such as construction and operating permits from the Ministry of Environmental Protection in all cases, permits from the Civil Aviation Authority in most cases and permits from the Israeli Defense Forces in some cases. In special circumstances, additional licenses are required.

Transmission network

Cellcom’s transmission network provides them with wireline connectivity for their cellular and landline network in substantially all of the populated territory of Israel. It is based on their fiber-optic network and complementary microwave infrastructure. Cellcom’s transmission network includes links to their internal cellular network and to their landline and transmission subscribers.

Cellcom’s optical transmission network is deployed from Nahariya in the north to Beer Sheva in the south and Afula and Jerusalem in the east, consisting of approximately 1,780 kilometers. The fiber-optic network reaches most of the business parks in the country and is monitored by a fault-management system that performs real-time monitoring in order to enable them to provide our subscribers with high quality service. In order to efficiently complete their transmission network’s coverage to substantially the entire country, they use a microwave network as a complementary solution in those areas that are not served by their fiber-optic network.

Information technology

Cellcom maintains a variety of information systems that enable it to deliver superior customer service while enhancing our internal processes.

Sales

As part of Cellcom’s strategy to fully penetrate every part of the Israeli market, it seeks to make the purchase of its services and products as easy and accessible as possible, while seeks to optimize costs. These efforts to adapt sales operations to market conditions include optimizing points of sale and transferring operations more cost effective channels. Cellcom offer pricing plans, value-added services, handsets, accessories and related services through a broad network of direct and indirect sales personnel. Cellcom designs pricing plans and promotional campaigns aimed at attracting new subscribers and enhancing customer retention strategies. Cellcom pays independent dealers commissions on sales, while employee sales personnel receive base salaries plus performance-based incentives. All sales and other customer-facing staff go through extensive training prior to commencing their work. Cellcom’s distribution and sales efforts for subscribers are conducted primarily through four channels:

Points of sale. Cellcom distribute products and services through a broad network of physical points of sale providing them with nationwide coverage of their existing and potential subscriber base. Cellcom operate directly approximately 28 physical points of sale and service located in central and other frequently visited locations. In 2015, Cellcom reduced the space of several additional points of sale, in line with its operating strategy, which continued in 2016 on a selective basis.

Cellcom also distributes products and services indirectly through a chain of dozens of dealers (including its wholly-owned dealer, Dynamica) which operates at approximately 150 points of sale throughout Israel. These dealers are compensated for each sale based on qualitative and quantitative measures. Cellcom closely monitors the quality of service provided to their subscribers by Cellcom’s dealers. In Cellcom’s efforts to penetrate certain sectors of their potential subscriber base, Cellcom selects dealers with proven expertise in marketing to such sectors.

Telephonic sales. Telephonic sales efforts target existing and potential subscribers who are interested in buying or upgrading handsets and services. Cellcom’s sales representatives (both in-house and outsourced) offer customers a variety of products and services, tailored to their needs.

 Account managers. Cellcom’s direct sales force for business customers maintains regular contact with mid-sized and large accounts, focusing on sales of cellular and wireline services, customer retention and tailor-made solutions for the specific needs of such customers. Cellcom provides small- and mid-sized business customers one point for both sales and services by phone. Cellcom’s account managers are aided by various back office experts in determining customers’ needs and making suitable offers. Sales to larger business customers or governmental and local authorities sometimes involves participation in requests for proposals.

Online sales. Cellcom offers customers the ability to purchase products and services through Cellcom’s internet site and Cellcom’s smartphone application and invest efforts in directing customers toward self-service channels. Cellcom has established a dedicated internet site for the marketing and sales their OTT TV service.

Cellcom Fixed Line Opportunities

Key advantages of Cellcom which are expected to facilitate expansion in the landline business:

·
Triple play package – the first of its kind in Israel providing Cellcom television, Internet access and infrastructure and telephony at a highly competitive pricing

·
Large subscriber base: approximately 2.8 million cellular subscribers, representing a 27% market share in the ISP market and approximately 138,000 VOB subscribers

·
Leveraging the fiber network infrastructure (approximately 1,780 KM of fiber optic infrastructure) together with the wholesale market aiming to increase market share in the business sector

Insurance

This division includes the assets from Clal Insurance Business Holdings. Clal is one of the largest insurance groups in Israel, whose businesses mainly comprise pension and social security insurance and other insurance lines. Clal, through its subsidiaries, primarily issues insurance policies, provides pension fund management services, including provident funds, and holds assets and other businesses (including holdings in insurance agencies). In 2015, Clal was one of the largest insurance groups operating in Israel. Clal Insurance Enterprises’ offers (1) long-term savings plans; (2) non-life insurance products; and (3) health insurance. Clal Insurance Enterprises’ other operations are carried out principally through holdings of its Clal Insurance Company Ltd. subsidiary (“Clal Insurance”). We refer to Clal Credit Insurance Ltd. (“Clal Credit Insurance”) and the management companies that manage the pension funds and insurance agencies (Clal Insurance Business Holdings Ltd., and the companies held by it), as “Clal Insurance Business Holdings Group”). 51% of Clal’s controlling shares are held in trust be managed by a trustee in compliance with the order issued by the Capital Markets Commission of Israel requiring that Clal’s controlling stake; therefore, Clal’s results are not fully consolidated on a line-by-line basis in IDBD’s financial statements, but under a single line as a financial instrument at fair value, as required under IFRS when no control is exercised.

Diagram of holdings

Presented below is a diagram illustrating the structure of the company’s primary holdings, as of March 6, 2016:

Clal Holdings Insurance Enterprises is one of the leading insurance and pension companies in Israel. As of June 30, 2016, Clal held a 20% market share in the insurance market and managed over US$43 billion in assets. Clal offers a wide range of services and products to private and corporate customers, such as non-life insurance, health insurance, travel insurance, education funds, provident funds, pension funds, among others. Clal employs over 4,000 people and markets its products through 2,000 insurance agents, to provide service and professional support to their customers. Our Insurance segment had total assets of Ps.4,602 million as of June 30, 2016, representing 3% of our operating assets for the Operations Center in Israel at such date.

 Clal’s operations consist of three main insurance divisions:

(i) non-life insurance: the general insurance domain in Clal is among the largest in Israel. The division holds a 15% market share in this segment and offers coverage to private and corporate customers. The non-life insurance division offers a wide range of insurance plans: automotive, property, liability, marine insurance, personal accidents, guarantees and additional services. The division’s strategy is to grow their private customer base - automotive, private residences and small businesses, while professionally understanding the unique needs of its diverse customers. Its vision is to provide professional and high-level service to company’s agents and customers, through constant improvements and new product development;

(ii) life insurance and long-term savings: this division holds a 15% market share of the long-term savings market, as defined by the Commissioner of Insurance. The division manages long-term assets, including life insurance, pension and provident funds. The division also provides comprehensive solutions to private and corporate customers in all sectors of the Israeli economy. Among the division’s customers are large corporations and many residents of the State of Israel. Its objectives are to support the company’s distribution channels and become a professional benchmark, helping to improve company business results, profitability and value, while emphasizing  quality of service. The division offers a variety of savings options, enabling its customers to maintain a strong, solid economic foundation in the event of death, accident or loss of earning capacity. It also offers a variety of pension funds designed to guarantee a monthly income for life in the event of retirement, disability, or death, enabling economic stability for the future even in difficult times. Clal takes full responsibility for managing its member’s. Members enjoy high returns, among the highest in the Israeli market, as well as peace of mind, knowing a large, professional, industry-leading corporation manages their money; and

(iii) health insurance: The health insurance division offers a wide range of products for individuals, families and groups, specializing in comprehensive solutions for specific market segments such as women and children. Clal holds a 21% market share of the health insurance market in Israel and offers health insurance products such as surgeries in Israel and overseas, transplants, medications, critical illness, long-term care, personal accidents, travel and more. Health insurance division vision is to establish Clal as a leading, innovative and professional company in the field of health and nursing care insurance, while providing a professional and timely service to its agents and customers. The division focuses on technological innovation as well as on developing a range of innovative health insurance products, enabling flexibility in creating health insurance packages tailored for each client, based on his needs and financial status. Each package is either derived from existing packages, or custom-built for each customer. The division is constantly growing, and is proud to provide quality service to 400,000 members insured under private insurance plans as well as an additional 2,000,000 members insured under group insurance plans.

In addition, Clal operates in the investments business through its wholly owned subsidiary Canaf, which manages assets worth more than US$ 44,256 million, including members’ pension funds, provident funds, insurance executives and also Clal’s balance sheet assets and insurance reserves. The size of assets managed by Canaf provides a significant competitive advantage. This is reflected in its accessibility to companies and their executives, information on special transactions, cooperation with relevant independent bodies inside and outside of Israel and the development of mutual strategic relationships with international bodies that specialize in long-term financial management. Canaf has a staff of approximately 80 employees, of whom about 30 are professional investment managers specializing in various aspects of asset and investment management.

The following is a description of the Products and Services offered by Clal:

Description of the Areas of Activity and Insurance Coverages

Products in this sector mainly consist of retirement solutions for salaried and self-employed individuals, private investment solutions and life insurance, and disability insurance.

· Life insurance products. Consist of contractual obligations between insurer and policyholder, and include insurance plans that allow accumulation of savings and insurance plans and/or combinations in insurance plans that include coverage for death, work disability and disability. A policyholder who reaches the end of the insurance period is entitled to insurance benefits (the amounts accrued in the savings component of the policy) in accordance with the policy terms. The policyholder may receive these amounts as a one-time amount (“Capital Payment”), in lifetime installments (“Annuity”) or a combination of the two, according to the terms of the policy; in some of the annuity products the policyholder benefits from an annuity coefficient protected against extended life expectancy, which is established on the purchasing date of the policy or on the commencement date of the annuity payment to the policyholder, or which can be purchased once the policyholder reaches the age of at least 60.

· Pension funds. Constitute mutual insurance funds, and operate according to regulations which may change from time to time. From the date of retirement, a pension fund member is entitled to receive lifetime annuity payments based on annuity coefficients that do not guarantee life expectancy, and the annuity is likely to change from time to time according to the actuarial balance of the fund.

· Comprehensive pension funds. Allow pension savings for an annuity and death and disability insurance coverage; benefit from designated bonds; and deposits can be made into them up to the maximum set out in law; general (supplementary) pension funds do not benefit from designated bonds, but allow pension savings for an annuity, and deposits may be made into them beyond the maximum stipulated by law. In some general funds, there is no insurance coverage beyond an old age annuity; provident funds provide savings solutions for the long term (such as provident funds for severance pay and compensation to salaried employees) and medium term (study funds), without insurance coverage. A provident fund member is entitled to withdraw the amounts accumulated in his favor in the capital based provident funds, with respect to deposits made until December 31, 2007, in a one-time amount, whereas the amounts accumulated in his favor which were deposited as from January 1, 2008 may be withdrawn by means of an annuity or annuity capitalization. Until the Control of Financial Services (Provident Funds) (Amendment No. 13) Law, 2015 (“Amendment 13 to the Provident Fund Law”) entered into effect, withdrawal by means of an annuity could have been made from an annuity paying provident fund only (currently known as “a provident fund for annuities”), subject to determined exceptions. In this amendment, the option is given to withdraw directly from a provident fund for savings (that was a non-annuity paying provident fund).

How Savings Funds are Invested. Pension savings products differ from each other in the way in which the savings funds are invested. Some of the savings funds are invested in market securities, while others are backed by designated bonds, according to legislation, as set out below:

(a) Life insurance: Life policies issued through the end of 1990 offered policyholders a guaranteed savings component (“Guaranteed Return Policies”). The rate varied according to the type of policy and date of issue. The obligation to pay the guaranteed return was generally backed by designated bonds, whereas the balance of assets was invested according to the restrictions imposed by the Control of Financial Services Regulations (Provident Funds) (Investment Regulations Applicable for Management Companies and Insurers), 2012 (the “Investment Regulations”). As of December 31, 2015, the holding of designated bonds by Clal Insurance constituted 76% of the total assets held against liabilities for Guaranteed Return Policies. Over the years, Clal Insurance Enterprises Holdings Group has redeemed designated bonds, upon approval of the Ministry of Finance, as a means of achieving excess returns. The proceeds were invested in other investments. Clal Insurance Enterprises Holdings Group could not buy back designated bonds for some of the reserves that it redeemed and as a result its exposure to free investments increased. According to the accounting mechanism established with the Ministry of Finance, the designated bonds held will be reduced gradually to a rate of 50% of total revenue held against liabilities for guaranteed return policies.

Policies issued since the early 1990s include mainly investment-linked policies in which savings are invested by the insurance companies in free investments, mainly in capital market instruments, while the return less applicable expenses are applied for the benefit of the policyholder based on the returns achieved by the investment portfolio, less management fees;

(b) pension funds: As of the date of this Annual Report, legacy and new comprehensive pension funds benefit from guaranteed returns on the fund’s assets that are backed by designated bonds, up to a maximum rate of 30% of total assets. However, the rate of designated bonds relative to members in the new comprehensive pension funds who, prior to January 1, 2004 were eligible to receive a pension, must represent 70% of the total assets. Also, the government provides “compensation” to the old balanced pension funds in order to reduce the issuance of designated bonds, which was carried out over the years;

(c) provident funds: Since the mid-1980s, designated bonds have not been issued for provident funds (other than a small number of guaranteed return provident funds) and the assets were invested in accordance with the restrictions set out in the Investment Regulations;

(d) Task force to increase certainty in pension savings: In December 2015, the task force to increase certainty in pension savings published a report that, among other things, recommended an increase in the allocation of designated bonds to pensioners and to senior savers approaching retirement age. At the same time, it proposes gradually decreasing the allocation of designated bonds intended for young savers, due to their longer investment horizon. The recommendations of the task force did include an increase in the proportion of designated bonds to total funds under management.

Regulation - the provisions of the Insurance Law, the Supervision of Financial Services (Provident Funds) Law, 5765-2005 (the “Provident Fund Law”), the Income Tax Regulations (Rules for the Approval and Management of Provident Funds), 5724-1964 (the “Provident Fund Regulations”), the Supervision of Financial Services Law (Financial, Consultation, Marketing and Clearing Systems), 5765-2005 (“The Financial Consultation Law”) and the pronouncements and interpretations issued by the Commissioner from time to time, apply to pension fund activities. The Insurance Law and the Provident Fund Law require appropriate licensing for any insurer or pension fund and provident fund management  company, including those in the Clal Holdings Group, and each is supervised by the Capital Markets Department.

In January 2016, rules were issued setting for the protocol for the issuance of an additional control permit to a company that manages pension funds or provident funds (“Managing Company”) for any entity that controls other pension or provident funds. In accordance with applicable regulation, an entity may control multiple Managing Companies without needing to merge the two companies, where one of the Managing Companies. Accordingly, Clal Insurance is not required to merge the managing companies which it currently controls.

Others

Includes the assets and income from other miscellaneous businesses, such as technological developments, tourism, oil and gas assets, electronics, and other sundry activities. Our Others segment had operating assets of Ps.25,405 million as of June 30, 2016, representing 17% of our operating assets for the Operations Center in Israel at such date. Our Others segment generated operating losses of Ps.250 million for the fiscal year ended June 30, 2016, representing 35%, of our consolidated operating income for the Operations Center in Israel for such year.

Seasonality

In Israel retail segment business results are subject to seasonal fluctuations as a result of the consumption behavior of the population proximate to the Pesach holidays (March and/or April) and Rosh Hashanah and Sukkoth holidays (September and/or October). This also affects the balance sheet values of inventory, customers and suppliers. Our revenues from cellular services are usually affected by seasonality with the third quarter of the year characterized by higher roaming revenues due to increased incoming and outgoing tourism.

In 2016, the Passover holiday fell at the end of April, compared to 2015 when it was at the beginning of April. The timing of the holiday affects Shufersal’s sales and special offers in the second quarter of 2016, compared to last year.

The Passover holiday in the second quarter of 2016 had a greater effect on Shufersal’s results than in the corresponding quarter in 2015, therefore analysis of the results for the first half of the year compared to the corresponding period in 2015 better represents the changes between the periods.

Legal Framework

Operations Center in Argentina

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

Leases

Argentine law imposes certain restrictions on property owners, including:

·
a prohibition to include automatic price adjustment clauses based on inflation increases in lease agreements; and

·
the imposition of a two-year minimum lease term for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where the subject matter of the lease agreement is the fulfillment of a purpose specified in the agreement and which requires a shorter term.

Rent Increases

In addition, there are contradictory court rulings regarding whether rent may be increased during the term of the lease agreement. For example, Section 10 of the Public Emergency Law prohibits the adjustment of rent under leases subject to official inflation rates, such as the consumer price index or the wholesale price index. Most of our leases provide for incremental rent increases that are not based on any official index. As of the date of this annual report no tenant has filed any legal action against us challenging incremental rent increases, but we cannot ensure that such actions will not be filed in the future and, if any such actions were successful, that they will not have an adverse effect on us.

Lease Terms Limits

Under the Argentine Civil and Commercial Code lease terms may not exceed fifty years. Generally, our leases are for terms of three to ten years.

Rescission Rights

The Argentine Civil and Commercial Code provides that tenants may terminate leases earlier after the first six months of the effective date. Such termination is subject to penalties which range from one to one and a half months of rent payable. If the tenant terminates the lease during the first year of the lease the penalty is one and a half month’s rent and if termination occurs after the first year of lease the penalty is one month’s rent.

Other

The Argentine Civil and Commercial Code requires a tenant to give at least 60 days’ prior notice of termination. There are no court rulings related to: (i) the tenants’ unilateral right to terminate; or (ii) the possibility of establishing a penalty different from that prescribed by law.

While current Argentine government discourages government regulation of leases, there can be no assurance that additional regulations will not be imposed in the future, including regulations similar to those previously in place. Furthermore, most of our leases provide that the tenants pay all costs and taxes related to the property in proportion to their respective leaseable areas. If a significant increase in the amount of such costs and taxes occurs, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby increasing our costs.

Argentine  law enables lessors to pursue an “executory proceeding” if lessees’ fail to pay rent when due. In executory proceedings, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than in normal proceedings. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the formalities of debt instrument itself. The code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that notice be given to a tenant demanding payment of amounts due in the event of breach prior to eviction, of no less than ten days for residential leases, and establishes no limitation or minimum notice for other leases. However, historically, backlogs in court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit.

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

Sales and Ownership

Buildings Law. Buildings Law No. 19,724 (Ley de Pre horizontalidad) was superseded by the Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to build units or condo units under construction, the owner or developer must purchase insurance in favor of prospective purchasers against the risk of frustration of the contract. A breach of this obligation prevents the owner from exercising any right against the purchaser–such as demanding payment of any outstanding installments due – unless the owner fully complies with its obligations, but does not prevent the purchaser from exercising its rights against seller.

Protection for the Disabled Law. The Protection for the Disabled Law No. 22,431, enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by handicapped individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals must be provided for. Buildings developed before the Law came into effect must be retrofitted to provide access, transit pathways and adequate facilities for mobility-impaired individuals. Those pre-existing buildings, which due to their architectural design may not be so retrofitted, are exempted from compliance. The Protection for the Disabled Law provides that residential buildings must ensure access by mobility impaired individuals to elevators and aisles. Architectural requirements refer to pathways, stairs, ramps and parking.

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

·
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

·
Preliminary registration with the Real Estate Registry of the deed of transfer within 30 days of execution of the sales contract.

Once the property is registered, the installment sale must be consistent with the requirements of the Real Estate Installment Sales Act, unless seller affirms that it will not provide for the sale in installments. If a title dispute arises, the installment purchaser who has duly registered the purchase instrument with the Real Estate Registry will be entitled to the deed. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or the construction of improvements on the property equal to at least 50% of the value of the property, the Real Estate Installment Sales Act prohibits termination of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event the seller may take action under any mortgage on the property.

Other Regulations

Consumer Relationship. Consumer or End User Protection. The Argentine Constitution expressly establishes in Article 42 that consumers and users of goods and services have a right to protection of health, safety and economic interests in a consumer relationship. Consumer Protection Law No. 24,240, as amended, provides protection of consumers and end users in a consumer relationship, in the arrangement and execution of contracts.

The Consumer Protection Law, and the applicable provisions of the Argentine Civil and Commercial Code regulate the rights conferred under the Constitution focused on the weakest party in the consumer relationship as a means to prevent potential abuses by vendors of goods and services in a mass-market economy where standard contracts are the norm.

As a result, contractual provisions included in consumer contracts are voided and unenforceable if they:

·
Are inconsistent with the essence of the service to be provided or limit liability for damages;

·
imply a waiver or restriction of consumer rights and an extension of seller rights; or

·
shift the burden of proof to consumers.

In addition, the Consumer Protection Law imposes penalties ranging from warnings to the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party may be entitled, including closing down of establishments for a term of up to 30 days.

The Argentine Civil and Commercial Code defines a consumer agreement as are entered into between a consumer or end user and an individual or legal entity that provides professional services or a private or public company that manufactures goods or offers services to consumers in the stream of commerce.

In addition, the Consumer Protection Law establishes a joint and several liability system under which for any damages caused to consumers, if resulting from a defect or risk inherent in the thing or the provision of a service, the producer, manufacturer, importer, distributor, supplier, seller and anyone who has placed its trademark on the good or service is liable. The Consumer Protection Law excludes professional services that require a college degree and that are provided by members of professional organizations or those provided by a governmental authority. However, this law regulates professional advertisements.

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

Pursuant to Resolution No. 104/05 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Economy, the Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercorsur’s Common Market Group which requires that those who engage in commerce over the Internet (E-Business) shall disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

On September 17, 2014, a new Consumer Protection Law was enacted by the Argentine Congress –Law No. 26,993. This law, known as “System for Conflict Resolution in Consumer Relationships,” provided for the creation of new administrative and judicial procedures. It created a two-tiered administrative system: the Preliminary Reconciliation Agency for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo, COPREC) and the Consumer Relationship Audit, and a number of courts assigned to conflicts between consumers and producers (Fuero Judicial Nacional de Consumo). A claim may not exceed a fixed amount equivalent to 55 adjustable minimum living wages, as determined by the Ministry of Labor, Employment and Social Security. The claim must be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. The COPREC is currently in full force and effect. However, the court system is not in force yet, therefore, any court claims currently must filed with existing courts. A considerable volume of claims filed against us are expected to be settled pursuant to the system.

Antitrust Law. Law No. 25,156, as amended, prevents monopolistic practices and requires administrative authorization for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar operations by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business of the companies concerned exceeds in Argentina the amount of Ps.200 million, in such case the respective concentration should be submitted for approval to the Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia, “CNDC”). The request for approval may be filed either prior to the transaction or within a week after its completion.

When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) condition the transaction to satisfaction of certain conditions, or (iii) reject the application.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets absorbed, acquired, transferred or controlled in Argentina, do not exceed Ps.20 million are exempted from the law. Notwithstanding the foregoing, when the transactions consummated by the companies involved in the prior 12-month period exceed in the aggregate Ps.20 million or Ps.60 million in the last 36 months, these transactions must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed Ps.200 million, we should give notice to the CNDC of any concentration provided for by the Antitrust Law.

Credit Card Law. Law No. 25,065, as amended by Law No. 26,010 and Law No. 26,361, governs certain aspects of the business activity known as “credit card system.” Regulations impose minimum contract contents and approval thereof by the Argentine Ministry of Industry, as well as limitations on chargeable interest by users and commissions charged by the retail stores that adhere to the system. The Credit Card Law applies both to banking and non-banking cards, such as “Tarjeta Shopping,” issued by Tarshop S.A. Pursuant to Communication “A” 5477 issued by the Argentine Central Bank, loans granted under credit cards by non-financial entities cannot exceed 25% of the monthly interest rate published by the Argentine Central Bank for loans to individuals without security interests.

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

In addition, the CNV Rules require the obligation to report to the Commission any events of any nature and fortuitous acts that seriously hinder or could potentially hinder performance of our activities, including any events that generate or may generate significant impacts on the environment, providing details on the consequences thereof.

The Argentine Civil and Commercial Code introduced as a novel feature the acknowledgement of collective rights, including the right to a healthy and balanced environment expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment and collective rights in general. For additional information see “Item 3 (d). Risk Factors - Risk relating to our Business - Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

Control Systems

IRSA Commercial Properties owns computer systems to monitor tenants’ sales (except stands) in all of its shopping centers. IRSA CP also conducts regular manual audits of its tenants accounting sales records in all of its shopping centers. Almost every store in those shopping centers has a point of sale that is linked to a main computer server in the administrative office of such shopping center. IRSA CP  uses the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Alcorta Shopping, Patio Bullrich, Buenos Aires Design, Abasto, Alto Rosario, Alto NOA, Dot Baires Shopping, Córdoba Shopping, Soleil Premium Outlet, La Ribera Shopping, Mendoza Plaza, Distrito Arcos and Alto Comahue contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

Insurance

We carry all-risk insurance for the shopping centers and other buildings covering property damage caused by fire, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. We are in compliance with all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. Our history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, a loss which was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. We further maintain liability insurance covering our directors’ and corporate officers’ liability.

Operations Center in Israel

IDBD is a holding company that invests, either directly or through its subsidiaries, associates and joint ventures in companies that operate in various sectors of the economy in Israel. IDBD is directly affected by the political, economic, military and regulatory conditions of Israel. The main regulations applicable to IDBD’s business are described below. For more information, see “Risk Factors– Risks related to IDBD and IDBD’s subsidiaries.”

General regulations applicable to our business in Israel

Proper Conduct of Banking Business

IDBD and certain of its affiliates are subject to supervision by the Israeli Supervisor of Banks relating to “Proper Conduct of Banking Business” which impose, among others limits on the aggregate principal amount of loans a financial institution can have outstanding to a single borrower, a group of related borrowers, and to the largest borrowers and groups of related borrowers of a banking entity (as these terms are defined in the aforesaid directives). IDBD, its controlling shareholders and its affiliates are considered a single group of borrowers for purposes of this regulation. These restrictions limit the ability of IDBD and its affiliates to borrow from a single bank in Israel, their ability to make investments where they require bank lines of credit, to invest in companies that have loans outstanding from banks in Israel, and to make business transactions together with groups that have such credit outstanding. In the period from 2013 and until the date of publication of the report, the concentration of credit risk of IDBD and its affiliates decreased as a result of a reduction in the amount of utilized credit for the group that includes IDBD, including as a result of a change of control that resulted in a re-characterization of the group for purposes of applicable regulation.

Reduced Centralization Act

In December 2013, the official “Reshumot” published in Israel the Promotion of Competition and Reduction of Centralization Law, N° 5774-2013 (the “Reduced Centralization Act ”) pursuant to which a pyramidal structure (or multiholding companies) of control in “reporting entities” (principally entities whose securities are held by public shareholders) is limited to two layers of reporting entities (with the holding company in the first layer not including a reporting entity that has no controlling shareholder). For this purpose, on the date of publication of the law in Reshumot, IDBD was considered a second-tier company and Discount Investments was considered a third-tier company, and as such, Discount Investments would not have been permitted to continue to control the operating companies after December 2019. As a result of the change in control of IDBD, IDBD and Discount Investments are no longer considered as second and third-tier companies, respectively, for the purpose of the Law. If Discount Investments is considered a second-tier company, it would be required by December 2019 at the latest, to cease controlling entities with publicly held securities.

In connection with evaluating the application of the Law, in August 2014, IDBD’s Board of Directors appointed an advisory committee to examine various alternatives to address the implications of the Law to comply with the provisions that apply to control in a pyramid o multiholding company structure in order to enable continued control of IDBD and/or Discount Investments in “other tier companies” (currently held directly by Discount Investments) as of December 2019. The advisory committee has recommended the following alternatives:

(a)
Taking either IDBD or Discount Investments private thereby removing the requirement that they be reporting entities (and as a result not a “tier company”); and

(b)
Merge IDBD and Discount Investments.

The Board of Directors of Discount Investments has appointed an advisory committee with a similar function. As of the date of this Annual Report, no specific alternatives have been identified. The implementation of an alternative that would be adopted is likely to take several years.

Based on these analyses, IDBD considers it more likely that the completion of one of the specified alternatives will be adopted to comply with the restrictions of the Law regarding pyramidal holdings, while allowing IDBD to continue to control Discount Investments, and Discount Investments to continue to control Cellcom after December 2019. PBC, which currently is a third-tier company that controls each of Gav-Yam, Ispro and Mehadrin, has preliminarily evaluated application of the Law on its holding structure and determined that it will be able to maintain said control, as it has concluded that the Law has no effect over its financial statements.

IDBD, as a first-tier company, and Discount Investments, as a second-tier company, are not required to designate independent directors to their respective boards of directors or to appoint outside directors as required by the Law.

Pursuant to the provisions of the Law, the boards of directors of Cellcom, PBC, Elron, Gav-Yam, Ispro and Mehadrin, include a majority of independent outside directors. In June 2014, the Promotion of Competition and Reduction of Centralization (Classification of a Company as a Tier Company) Regulations, N° 5774-2014, came into effect, as part of which exemptions were provided for certain “third-tier” entities from changing the composition of their boards of directors to comply with the Reduced Centralization Act. Pursuant to this law and the Promotion of Competition and Reduction of Centralization (Concessions Regarding the Number of Outside directors) Regulations, N° 5774-2014, and in view of the number of directors who may be appointed with the consent of the Bronfman-Fisher Group (per the terms of the shareholders’ agreement between it and Discount Investments), the Board of Directors of Shufersal includes a majority of independent outside directors. In this context, in August 2014, Discount Investments entered into an agreement with an affiliate of the Bronfman-Fisher (which at the time held approximately 19% of the share capital of Shufersal), pursuant to which Discount Investments will vote in favor of the four directors designated by Bronfman-Fisher at the meeting of shareholders of Shufersal (out of a board of fifteen members), for so long as it holds the minimum defined percentage of the share capital of Shufersal, although Discount Investments reserves the right to object to any candidate on reasonable grounds.

These arrangements will be in effect so long as the restrictions of section 25(d) to the Reduced Centralization Act apply to Shufersal. Accordingly, Discount Investments, which as of December 31, 2015, owned approximately 53% of Shufersal’s share capital, is effectively able to appoint the majority of the members of Shufersal’s Board of Directors.

The Reduced Centralization Act includes provisions relating to a separation between significant affiliates and significant financial institutions. Consequently, so long as IDBD will be a significant operating entity, after December 11, 2019, IDBD will not be able to control Clal Insurance and additional financial affiliates within the Clal Holdings Insurance Enterprise Group or to hold more than 10% of the equity of any such entity (or more than a 5% stake in such an entity if it is regarded as an insurer without a controlling shareholder).

In May 2015, updated lists were published on the website of the Ministry of Finance and the official gazette in connection with the Reduced Centralization Act, which includes a list of the centralization factors, the list of the significant corporations and a list of the significant financial institutions. In accordance with the provisions of the Reduced Centralization Act, a substantial financial institution or a significant real corporation will be deemed as a centralization factor that subjects these entities to the provisions of the Reduced Centralization Act, as well as any entity that is part of a business group that includes a significant financial entity or a significant real corporation. IDBD and its controlling shareholders (Eduardo Elsztain and entities through which he holds his interest in IDBD) and the companies of the IDBD Group (including Discount Investments, Cellcom, PBC, Shufersal, Adama, Clal Holdings Insurance Enterprises, IDB Tourism, Noya Oil and Gas Explorations Ltd. and companies under the control of these companies) were included in the list of centralization factors, and these entities, except for Adama (excluding Eduardo Elsztain himself), were also included in the list of significant corporations. In addition, companies of Clal Holdings Insurance Enterprises, including Clal Insurance (except Clal Holdings Insurance Enterprises) and Epsilon Investment House Ltd. (held by Discount Investments) were also included in the list of the significant financial institutions.

Insofar as Clal Holdings Insurance Enterprises will continue to be considered a significant real entity, this may affect its ability to retain control of Clal Insurance, directly or indirectly after December 2019, which may adversely affect its ability to appoint joint directors in both of the companies (Clal Holdings Insurance Enterprises and Clal Insurance).

In light of the directives issued by the Commissioner in connection with the appointment of a trustee for holding control in Clal Holdings Insurance Enterprises, which currently are held by IDBD and considering the letter issued by the Commissioner on December 30, 2014 pursuant to which IDBD is required to sell its control shares in Clal Holdings Insurance Enterprises, Clal Holdings Insurance Enterprises has appealed to the Concentration Committee in connection with its classification as a significant real entity.

In November 2014, IDBD’s Board of Directors resolved, subject to requisite corporate approvals, to promote a consolidation of management functions at IDBD and Discount Investments, in order to achieving costs savings. In this regard, on March 29, 2016, IDBD’s Board of Directors approved the terms of office and of employment of Mr. Shalom Lapidot to be chief executive officer of both IDBD and Discount Investments, which was subsequently approved by the compensation committee of Discount Investments. The term of office of Mr. Lapidot is subject to approval of a general meeting of shareholders of Discount Investments.

Regulations applicable to each of the businesses in Israel

Real Estate

In recent years, there has been continued shortage in manpower in the construction and agricultural industries which typically are labor intensive and depend on foreign workers, including in the areas of Judea and Samaria. The security situation in Israel, as well as the shutdown of Judea and Samaria during certain periods of the year, have resulted in continued shortage in the workforce, driven by lower numbers of foreign workers from Judea and Samaria. In July 2015, the Minister of Finance increased the quota of foreign work permits to approximately 20,000 through the end of 2016, as a means to achieving the goal of increasing new construction projects by 70,000 during the year and to promote new housing starts to alleviate the housing crisis. Given the shortage of skilled workers, wages increased in general and in particular those of foreign construction workers. The shortage and unavailability of a skilled workforce, increased construction costs and resulted in longer timetables for the execution of new projects.

Supermarkets

Labor Law

The retail sector activities of Shufersal are subject to labor laws including the Employment of Workers by Human Resources Subcontractors Law, 5756-1996, the Extension Order in the Matter of Contract Workers in the Cleaning Branch in the Private Sector, the Minimum Wage Law, 5747-1987 and the Increased Enforcement of Labor Laws Law, 5772-2011. As of December 31, 2015, Shufersal employed approximately 1,000 workers, all of which are subject to minimum wage requirements. The majority of Shufersal’s employees are parties to a collective bargaining agreement.

The provisions of the Minimum Wage Law (Increase of Minimum Wage - Emergency Provision), 5772 - 2015 and the amendment of the Minimum Wage Law, 5747 – 1987, resulted in an increase in the minimum wage effective as of April 2015 and led to an increase of NIS 43 million in Shufersal’s wage expense in 2015 (compared with 2014). In Shufersal’s evaluation the increase of the minimum wage in Israel, changes to labor laws in Israel and the increased possibility of organized workers may detrimentally affect the business results of Shufersal and result in higher wage expenses of Shufersal.

Retail and Production

The activities of Shufersal are also subject to consumer protection laws, including the Food Law, the Defective Products Liability Law, 5740-1980, the Consumer Protection Law, 5741-1981, and the Consumer Product and Service Price Supervision Law, 5756-1996 that allows a consumer to institute a class action suit for damages caused to consumers as a whole based on the causes of action set out in that law.

The Public Health Protection (Food) Law, 5776-2015, sets forth quality standards and food safety measures and provides the relevant regulator supervisory and criminal and administrative enforcement powers. The provisions of the Food Protection Law affect production activities of Shufersal, including importation and food marketing activities. Shufersal is continuing the process of implementing procedures to comply with the provisions of the Food Protection Law that apply to its activities. Shufersal also operates pharmacies in certain of its stores, and is therefore subject to the provisions of the Pharmacists Ordinance (New Version), 5741-1981.

Shufersal is involved in manufacturing activities at three owned facilities where it produces principally private-branded baked goods which are subject to compliance with applicable production and quality assurance standards. Shufersal is continuously evaluating compliance of these facilities with the provisions of the Food Protection Law and as of the date of this Annual Report, Shufersal believes its operations comply in all material respects with the applicable provisions of this law.

The retail activities of each Shufersal store requires compliance with the Business License Order (Businesses Requiring a License), 5773-2013, principally providing that they obtain a business operating license for each unit. As of the date of this Annual Report, there are two units that are subject to legal proceedings regarding business licenses that are pending against Shufersal and its directors. Shufersal’s operating units are also subject to land development approvals and licensing, substantially all of which are in compliance.

The Food Law and the Anti Trusts Law

The Antitrust Law affects the activities of Shufersal, especially with respect of the possibility of carrying out future acquisitions for which approval is required from the Antitrust Commissioner (the “Commissioner”) and the influence on the trade arrangements of Shufersal with its suppliers. The Food Law regulates Shufersal’s trade arrangements with its suppliers which are regulated in detail which are designed to promote competition in the food supply industry. As of the date of this Annual Report, Shufersal believes that growth through acquisitions of a significant entity in the retail market would be limited. Moreover, provisions of the Food Law relating to geographical competition of retailers may influence the ability of Shufersal to expand organically through opening new stores in certain areas and under certain circumstances Shufersal may be required to close active branches under certain circumstances.

The Food Law includes the following three systems:

(a) with respect to activities of suppliers and retail trade, the Food Law prohibits:

i. a supplier interfering with the retail price of the products of another supplier;

ii. a retailer interfering with a supplier in the matter of the consumer price imposed by another retailer;

iii. a large supplier imposing its market position to influence the ordering or presentation of retail products within stores of a large retailer (Shufersal is included in the list of large retailers);

iv. a large supplier interfering with the price a retailer charges consumers for the products of that supplier, in the allocation of sales areas at any rate for the products of the supplier, for the acquisition of a product from the supplier in any scope from the total retail purchases of the product and of competing products, and for the purchase or sale of products which another supplier supplies to the retailer, including purchase quantities and goals, the sale area allocated to them in a store and any other commercial condition sought to be imposed;

v. a large retailer and a large supplier agreeing to set the pricing of a basket of products at a price that is lower than the marginal cost of production of the related product or that would require a consumer to purchase a minimum amount of the related product to achieve the reduces price;

vi. a large supplier conditioning the sale of its product to a retailer on the purchase of another product of that large supplier; and

vii.  a supplier forwarding payments to the large retailer, unless by way of a price reduction of the product units.

(b) Restrictions on geographical competition of retailers have adversely affected Shufersal’s expansion through organic growth and acquisitions. On September 28, 2014 Shufersal received a notification from the Antitrust Authority regarding demand areas of Shufersal’s large stores (“Notice of Demand Areas”). The stores that were the subject of the Commissioner’s request under the Law are 14 stores located in Haifa, 3 stores in Carmiel, 4 stores in Hadera, and 3 stores in Safed. As of the date of this Annual Report, Shufersal has not been required to close or dispose of any of its stores.

(c) Provisions designed to increase transparency of consumer prices, inter alia, by requiring a large retailer to publish on the internet and without cost to consumers, various data on prices of consumer goods it sells in its stores to allow consumers to compare prices with those of other retailers.

(d) Provisions regarding the contemporaneous application of the Food Law and the Antitrust law - In December 2015, the Commissioner published a statement on the parallel application of the Antitrust Law and the Food Law listing cases in which only the provisions of the Food Law will apply and no additional regulation will be required under the Antitrust Law. As of the date of the notice Shufersal’s operations comply with the Food Law. As of December 31, 2015 the implementation of the Food Law has had no significant impact on Shufersal’s business.

Shufersal’s acquisition of Clubmarket was approved by the Commissioner in 2005, and within this framework the Commissioner imposed a number of limitations on Shufersal’s activities including: prohibiting Shufersal from pricing products that result in a loss that is not proportionate to its business activities and are aimed to affect the operations of competitors from the market; prohibiting Shufersal from entering into agreements with suppliers that impose restrictions on those suppliers from doing business with competitors of Shufersal; and prohibiting Shufersal from attempting to influence commercial conditions between its suppliers and competitors.

Shufersal obtained an exemption from the Commissioner, available until October 14, 2018, regarding the operation of the Fourth Chain, which is a label company owned by a number of supermarket chains that was established to develop consumer goods. The Commissioner’s decision took into account the fact that Fourth Chain contracted with a third party that develops products for it under a private brand and the stipulated exemption exclusively permits these joint activities for the development of the private brand. Shufersal believes the Fourth Chain private label increases competition by establishing a cost-effective alternative to dominant branded consumer products.

The findings of the Commissioner in the matter of the rules of conduct among the largest store chains and the dominant suppliers in the food supply market, including under the provisions of the Food Law, and in the matter of the merger of Shufersal with Clubmarket, may have a detrimental effect on Shufersal’s business, its financial condition and operating results.

Agriculture

 a. Operations Development and Licensing. ADAMA manufactures generic crop protection products which require production processes and licensing of existing molecules or processes. The primary development and licensing operation focuses on chemical-engineering development of production processes for new active ingredients and generic products, biological and agricultural testing intended for obtaining licenses, development of licensing information for the active ingredients and solutions that form licensing portfolios for the various regions, development of compounds, streamlining of production processes and development of new and specialized formulations of existing products. Moreover, ADAMA also engages in scientific-technological backup of existing production processes with emphasis on improving quality, efficiency, safety, environmental protection and reducing production costs. Furthermore, ADAMA develops several innovative substances, based on molecules acquired after a screening process, in which their effectiveness is proven. As of the date of this annual report, ADAMA operates research and development (R&D) facilities in Israel, India and Brazil and has started operating on R&D facility in China. In addition to chemical development, ADAMA develops licensed products through third party producers. At times, such development incorporates proprietary know-how and processes owned by ADAMA, as well as those developed jointly with subcontractors, in addition to processes and know-how of Adama’s suppliers.

Licensing - at various stages of manufacture and marketing, the substances and products marketed by ADAMA require licensing in each country in which it operates (ADAMA products that are manufactured and sold in Israel require licensing under the Crop Protection Law, 956). ADAMA has seven development and licensing centers in Europe, Israel, Latin America (Brazil), the United States and Asia, and licensing expertise in more than 100 countries. For its foregoing operations, ADAMA employs 170 employees around the world and also works with external contractors. Crop protection products are sold under the control of government authorities in each country (usually ministries of agriculture, health and the environment). The licensing requirements vary from time to time and in general have become more stringent over the years throughout the world, resulting in increased licensing costs and time commitments. The most demanding licensing standards are in the United States, Brazil, Japan and the EU. The rest of the world generally is adapting their requirements to the standards of the more advanced countries. In some countries, the license is not limited in time, but further development of licensing information is required every few years. Some of the countries grant licenses for 7-15 years and renew them at the end of that period subject additional testing Licensing costs and procedures differ from one state to another and may take several years. ADAMA is also required to make modifications to fully adapt any product in a certain country to the specific licensing requirements of that country. ADAMA regularly reviews the compliance of its products with the licensing requirements in the various countries in which they are sold, and adjusts them as needed. Licensing costs usually amount to hundreds of thousands of dollars per product and in some countries, such as the United States, the European Union and Japan, the costs can reach millions of dollars per product. In 2015, ADAMA received 276 new licenses for marketing its products (excluding expansion of labels of permitted products for new crops).

In 2015, ADAMA’s licensing expenses amounted to US$93.1 million, with the addition of depreciation the gross amount constitutes 3% of ADAMA’s revenue for 2015.

b. Labor Laws. Labor Relations in Israel. Labor relations of most of the employees of ADAMA’s subsidiaries are regulated under special collective agreements for limited periods. In addition, some of the employees of ADAMA’s subsidiaries in Israel are employed under personal agreements. As part of an agreement executed in 2011 between ADAMA and the Histadrut regarding employees in Israel, ADAMA undertook to carry on production, at the scope and on certain production lines, at the plants of the subsidiaries in Israel through June 1, 2017. In 2015, in addition to the provisions set aside by ADAMA in preceding years with regard to these understandings, ADAMA set aside a provision of US$12 million which is recorded in its financial statements under other expenses.

Labor Relations in Brazil. At two of ADAMA’s plants in Brazil, labor relations are subject to a collective bargaining agreement that is renewed every two years, and to the best of ADAMA’s knowledge, there has been no major labor unrest in recent years.

As of the date of this annual report, ADAMA believes that it is not dependent upon any of its employees.

c. Environmental Risks and Environmental Regulation

General. ADAMA is exposed to various environmental risks and its operations are subject to extensive environmental regulation, that varies by country where ADAMA operates. In recent years environmental legislation (or in stages of legislation) applicable to ADAMA’s operations have become much stricter as supervision and enforcement of these environmental requirements has tightened. ADAMA believes that this trend is expected to continue in the future.

ADAMA holds, as required by law, various permits and licenses such as business licenses, toxins permits and permits for pumping effluents into the sea. To the best of ADAMA’s knowledge, of the date of this annual report the permits and licenses applicable to ADAMA with regard to environmental issues are valid.

ADAMA’s environmental risk management policy: ADAMA attaches great importance to protecting the environment by accepting social and environmental responsibility and takes necessary measures to comply with the requirements of the law, and seeks to exceed compliance, through continuous dialogue with affected parties, including the authorities and the community.

Environmental Regulation. The key environmental law applicable to ADAMA’s operations are, inter alia, the Law for the Prevention of Nuisances, 1961; the Job Safety Ordinance (New Version), 1970; Business Licensing Law, 1968; Water Law, 1959; Law for the Prevention of Sea Pollution from Land-Based Sources, 1988 “Prevention of Sea Pollution”); Hazardous Materials Law, 1993 “Hazardous Materials Law”); Israel Clean Air Law, 2008 (“Clean Air Law”) and their regulations.

ADAMA continuously reviews the impact of environmental regulation on its business, acts to prevent or minimize environmental risks and to reduce environmental impacts that could be caused by its operations and invests considerable resources in ensuring compliance with the provisions of the environmental laws and those that may apply to it.

In September 2015, the Ministry of Environmental Protection issued for public comment a memorandum of the Integrated Environmental Licensing Law, 2015. The Memorandum of Law sets out one licensing procedure for businesses that have a substantial impact on the environment, at the end of which the business is granted an integrated environmental license in substitution of various environmental permits and licenses. The Memorandum of Law seeks to update and strengthen legal requirements applicable to, among other things, the use of hazardous substances, treatment of waste, compliance with building and construction laws, sanctions for license violation, etc. In view of the early stage of this legislation, ADAMA is unable to assess whether these obligations will apply to it or as to the scope thereof.

Air Quality. ADAMA’s plants are subject to regulation relating to air emissions under the Clean Air Law. ADAMA’s plants have duly filed applications for emission permits and some plants have already received valid emission permits or draft emission permits.

In May 2012, ADAMA signed an arbitration agreement with a group of Nir-Galim residents pursuant to which ADAMA agreed to comply with the recommendations of a certified expert to prevent future potential air and odor nuisances and to invest in facilities such as those mentioned above. In September 2015, the expert appointed pursuant to the mediation agreement announced that the mediation outline will be implemented in full by ADAMA and thereby the mediation proceedings came to an end. ADAMA makes substantial investments to minimize and prevent environmental consequences of its operations on air quality.

Effluents and Pumping into the Sea. The Prevention of Sea Pollution Law requires that the Ministry of Environmental Protection issue a permit for pumping wastewater or effluents into the sea. The ADAMA plant in Ashdod has such permit the terms of which have been made more stringent throughout the permit period as part of the general trend adopted by the Ministry.

Land. There are hazardous materials that are stored and located at Adama’s plant, as well as infrastructure and facilities, which contain fuels and hazardous materials. ADAMA is dedicated to preventing and treating the pollution of land and water by these materials.

ADAMA’s plant in Ashdod has been requested to conduct various land and well surveys for groundwater by the Ministry of the Environment and by the Water Authority. When the surveys were presented, the plant was required to present a program to mitigate environmental risks in accordance with methodology set by the Ministry of the Environment. The plant presented a detailed program to the Water Authority for the treatment of the ground water, which has been accepted in principle by the Water Authority.

The ADAMA plant in Be’er Sheva has been requested by the Ministry of the Environment to conduct an historical land survey and sample tests on ground gases. Sample tests of the ground gases have been conducted in coordination the Ministry of the Environment, and as of the date hereof, the plant has not been required to take any further action in this connection.

Within the context of the integrated environmental regulation process, ADAMA’s plant at Neot Hovav has been required to present a historical land survey. The survey was presented to the Ministry of the Environment at the beginning of 2015. At this stage, ADAMA is unable to evaluate whether additional requirements will be placed upon it in relation to surveys or the treatment of land or ground water at its plant, what their substance might be and whether they would have any significant impact on it.

Pollution of the groundwater was discovered in the Neot Hovav Council in the past, following which the Council took various steps to halt the spreading pollution and to extract it, including the treatment and monitoring of the underground water. As the date hereof, ADAMA is not required to incur expenditures in the treatment of the pollution. The possibility exists that the Neot Hovav Council will require ADAMA to contribute to the costs of remediation in the future.  However,  ADAMA is unable at present to evaluate whether such a demand will be made and what the size of such a demand may be.

Adama’s Investments in the Environment. ADAMA’s investments in environmental compliance in 2015, amounted to approximately US$21 million (facilities) and approximately US$41 million (routine costs exclusive of depreciation). ADAMA intends to continue to make investments, insofar as may be required and deemed appropriate to exceed these standards on environmental issues, in order to realize its policy of optimizing compliance. In Adama’s assessment, in each of the years 2016 – 2018 the total environmental costs are expected to amount to approximately US$60 million.

Adama’s plan in Brazil –ADAMA’s Brazilian subsidiary has two main plants, located in the South of Brazil. To the best of ADAMA’s knowledge, as at the time of this annual report, all of the permits and the licenses are in full force and effect. The Brazilian subsidiary invests in safety and ecological facilities in its plants, including in the performance of independent environmental testing to ensure compliance with the terms of its licenses, control over water sources located near the plant and the monitoring of emissions into the atmosphere, based on advanced technology. Periodic tests on the volume of the emissions into the atmosphere and the water sources show that the Brazilian plants comply with the requirements of the State’s Ministry of the Environment. As part of that company’s policy for improving ecological processes, it invests in the correction of deficiencies that have been found, changes in production processes, the building of facilities for purifying wastewater, the storage of by-products and recycling.

d. Legislation, standards, regulation and exposure in the environmental field, in health and in safety.

Adama may bear significant civil (including through class actions) or criminal liability (including high fines and/or payments of high amounts of compensation and/or environmental monitoring and rehabilitation costs) in respect of a breach of environmental regulation and failure to comply with health and safety standards including on the basis of strict liability. Even though Adama makes substantial investments in its facilities and in building special facilities in accordance with environmental requirements, it is unable to verify that those investments will be sufficient to satisfy evolving requirements. In addition, Adama is subject lawsuits alleging physical or property damage as a result of exposures to hazardous materials, which are covered for the most part by Adama’s insurance policies.

Telecommunnications

Communications Regulations

Cellcom’s operations are subject to general legal provisions regulating the relationships and method of contracting with its customers. These provisions include the Consumer Protection Law, 5721-1981 and regulations promulgated thereunder and other laws detailed below. A substantial part of Cellcom’s operations are subject to the Communications Law, regulations enacted by the Ministry of Communications, and the provisions of the licenses granted to Cellcom by the Minister of Communications. Cellcom’s actives which include providing cellular service, landline, international telephone services and internet access, and infrastructure services are subject to licensing.

Supervision of Rates. The Communications Regulations (Telecommunications and Broadcasts) (Payments for Interconnect), 5760 - 2000 requires cellular operators to phase in gradual reduction of communications rates (i.e. payments that will be made by an in-country operator, another cellular operator or international operator to complete one minute of call time in the network of a cellular operator or for the sending of an SMS between cellular operators). This reduction has led to a considerable reduction in Cellcom’s revenues.

Moreover, in August 2013 the Communications Law was amended to authorize the Minister of Communications to set interconnection prices and regulate the use of networks owned by another operator based not only on the cost incurred to establish the network (according to the calculation method to be determined by the Minister of Communication) plus a reasonable profit, but also on one of the following: (1) flat payment for a service provided by the license holder; (2) reference to tariffs charged for a comparable service; or (3) reference to the cost of these services or with the interconnection costs charged in other countries. The Minister of Communications was also empowered to give instructions on structural separation for the providing various services, including segregating services provided by a license holder from services provided to a subscriber.

In the last few years, contract termination charges for cellular plans have been banned in the cellular and other communications markets, other than for customers who have more than a certain number of cellular lines or whose monthly payments exceed a certain amount for bundled service. The elimination of these charges led to a considerable increase in plan cancellations, increased the costs of retaining and acquiring customers, and accelerated erosion of rates.

Virtual Operators (MVNO). The Communications Law and related pronouncements regulate the activities of virtual operators. Notwithstanding that the MVNO regulations apply only to the activities of a virtual operator which has an operating agreement with a cellular operator, the regulations empower the Ministry of Communications together with the Economic Ministry to impose terms of an agreement including fixing the price to be charged for the services provided.

Other Third Generation Operators (UMTS). In 2012, Golan and Hot Mobile began to offer UMTS services. The conditions of the tender according to which Golan and Hot Mobile were granted those licenses included a number of benefits and concessions, including minimally low license fees and a mechanism to reduce the royalties they undertook to pay for the frequencies based on the operator’s market share in the private sector and setting long timetables to meet the geographical coverage requirements of the network and the right to use in-country migration services via other cellular operators’ networks. The Communications Law obliges the other cellular operators to provide in-country migration services to Golan and Hot Mobile for a period ranging from seven to ten years subject to certain conditions. In 2011, Cellcom entered into a contract with Golan to provide in-country migration services. Hot Mobile entered into a similar in-country migration agreement with Pelephone and later with Partner (which was subsequently replaced by a joint networks agreement with Partner) without intervention from the Ministry of Communications.

Regulation of Multi-Channel Television Services

As at the date of this Annual Report, television program streaming via the Internet is not subject to regulation in Israel. Should the recommendations of the committee for the examination of the arrangement of commercial broadcasts be adopted and the committee requires Cellcom to make additional investments or regulation is imposed that is not beneficial for Cellcom’s streaming services or for its ability to use the DTT infrastructures, the results of Cellcom’s streaming services may be adversely affected.

Cellcom’s Communications Licenses

Cellcom holds a general license for providing cellular services, valid until January 31, 2022, setting out conditions (including duties and restrictions) applicable to its activities, officers and shareholders holding certain percentages of Cellcom’s shares. The license may be extended by the Ministry of Communications for consecutive periods of six years, if Cellcom is in compliance with the provisions of the license and law, and makes requisite investments to its service and network. The Ministry of Communications has amended the license conditions in the past, and may amend them in the future, without Cellcom’s consent and in a manner that may limit its ability to conduct business. The license provides that Cellcom does not have exclusivity for providing services.

The cellular license can be revoked, suspended or limited in the following cases: total holdings of the founding shareholders or their successors (as defined in the license) is less than 26% of the control shares of Cellcom; total holdings of Israeli parties (as defined in the license), who are among the founding shareholders or their successors, is less than 20% of the total issued share capital and control shares of Cellcom; a majority of directors are not Israeli citizens or residents of Israel; fewer than 20% of the directors of Cellcom were appointed by Israeli parties; an act or omission of Cellcom that adversely affects or restricts competition in the cellular sector; the aggregate equity of Cellcom, together with the aggregate equity of shareholders each holding 10% or more of the share capital, is less than US$ 200 million.

In light of the 2015 change in the control structure of IDBD, the Cellcom control structure has also changed, and requires the approval of the Ministry of Communications, including with regard to Israeli holding requirements included in the licenses of Cellcom, as Mr. Eduardo Elsztain is not a citizen of Israel. IDBD and Cellcom formally applied to the Ministry of Communications to approve these changes and amend the telecommunications licenses of Cellcom accordingly. If the request is not approved and another arrangement is not offered by the Ministry of Communications, Cellcom may face sanctions, which under the terms of its license, can include suspension or cancellation of its licenses.

According to Telecommunications Law, the Ministry of Communications may impose on telecommunication companies, including Cellcom, financial sanctions for breach of license and law. The amount of the sanction is calculated as a percentage of the revenue of the operator, and according to the degree of severity and extent of the breach, said may be significant.

In July 2015, Cellcom received (through a wholly owned entity) a uniform and general license for the provision of landline telephony services (which replaced the previous license for providing this service), for the period ending April 2026. A uniform and general license was also awarded to Netvision and replaced its general license for providing internet access services, international carriers, and a network access point for the period ending February 2022. In addition, an entity, fully controlled by Cellcom received a uniform and general license which replaced the landline telephony service license, for the period ending March 2026. These licenses can be extended for an additional period of 10 years, under terms similar to the terms of extension of the general cellular license.

The Ministry of Communications has issued rules providing for unification of all uniform licenses. The uniform license allows providers to also offer virtual operator services. The process of unifying the uniform licenses and the timetable have not yet been determined and it is possible that this process will have a legal, financial, tax and accounting effect on Cellcom’s and Netvision’s businesses. The provision of a number of services by one entity will require limitations also on discrimination between operators.

Cellcom holds other communications licenses: a special license for the provision of data transmission and communication services in Israel, a license to provide internet services, and licenses to provide cellular services, landline telecommunication services and internet services in the West Bank, for periods ending 2016-2018. These licenses include conditions similar to those of the general license for the provision of cellular services, as noted above.

According to regulations that apply to the uniform license, there are certain limitations on cross ownership among license holders.

2. Further Regulation Applicable to Communications Services

In July 2014, the Ministry of Communications announced a public hearing on the coverage and quality requirements for second-generation and third generation networks. The proposed requirements are stricter than those currently existing and if adopted, could have an adverse effect on the results of Cellcom. Cellcom is unable to assess whether the proposed changes will be adopted, and what the impact of these changes will have in practice on Cellcom’s operating results.

In addition, in August 2014, the Ministry of Communications announced a public hearing to consider call centers owned by communications operators. In addition, the Ministry of Communications proposed to amend the Communications Law (Telecommunications and Broadcasting), 1982, providing that a customer may claim pre-set financial compensation if the telephone call center does not reply within an average response time or if there is an overcharge error. Cellcom believes that adoption of these proposed changes could have a material adverse effect on Cellcom’s business.

3. Permits for Setting Up Base Sites

a.  Cellcom’s cellular services generlly are provided through base sites across Israel, their construction and licensing are included in TAMA 36 (District Zoning Plan) – Part A - National Master Plan for Communications - Small and Micro Broadcasting Facilities (“TAMA 36”), and Radiation Law. Regulating the deployment of wireless access devices, which are base sites with smaller dimensions, are, for the most part, regulated by Communications Law and Radiation Law. The construction of base sites requires a permit as per Planning and Building Law, 1965 (“Planning and Building Law”), and is subject to other approvals from multiple regulators.

Legal proceedings (civil, criminal and administrative) are pending against Cellcom, under which a number of arguments were raised concerning the legal compliance of some of Cellcom’s sites, alleging failure to obtain permits under Planning and Building Law, or based on development of sites in contravention of a permit.

Cellcom did not apply for a building permit for approximately 33% of its base sites on the basis of the exemptions for wireless access facilities provided by law. In 2010, the Supreme Court issued a Temporary Order at the request of the Government’s Attorney General, enjoining Cellcom, Partner, and Pelephone from proceeding with construction of these facilities on the basis of the exemption. A final determination of the regulatory authorities regarding applications for exemptions is pending as of the date of this Annual Report.

In addition, Cellcom provides in-building repeaters and micro-sites (“femtocells”) for its subscribers seeking a solution to poor indoor reception. Based on an opinion Cellcom received from legal counsel, Cellcom did not request building permits for the repeaters that were installed on roof tops, which are a small fraction of all repeaters installed. It is not clear whether the installation of a different type of in-building repeaters and micro-sites requires a building permit. Some require a specific permit while others require a permit from the Ministry of Environmental Protection, depending on their radiation levels. Cellcom also builds and operates microwave facilities as part of its transmission network. The different types of microwave facilities receive permits from the Ministry of Environmental Protection regarding their radiation levels. Based on an opinion of legal counsel, Cellcom believes that building permits are not required for the installation of microwave facilities on rooftops.

b.  Indemnification obligation - under Planning and Construction Law, local planning and building committees may demand and receive, as a condition for granting a building permit for a site, a letter of indemnity for claims under Section 197 of Planning and Construction Law. By December 31, 2015, Cellcom had executed approximately 400 letters of indemnity as a condition for receiving permits. In some cases, Cellcom has not yet been built any sites. As at December 31, 2015, two requests for indemnification were received from one local committee on the basis of a letter of indemnity as noted, in an immaterial amount.

As a result of the requirement to deposit letters of indemnity, Cellcom may decide to dismantle or move some sites to less advantageous locations, or build certain sites, if it concludes that the risk of granting letters of indemnity exceeds the benefit derived from those sites, which may result in a deterioration of cellular services and damage network coverage.

c.  Radiation Law, Regulations and Permits Thereunder - Radiation Law, Regulations and Principles thereunder included provisions relating to all aspects related to regulating the issue of non-ionizing radiation, including, inter alia, levels of exposure that are permissible.

In May 2012, the Ministries of Communications, Health and Environmental Protection, based on their assessment of the potential health consequences of fourth-generation telecommunications services in Israel, including increased exposure to non-ionizing radiation, issued a memorandum advising that deployment of the fourth-generation network should be based on existing base stations, other smaller base sites both internal and external, and if possible, using the wired infrastructure so that data traffic will be carried mainly through fixed communication lines and not through any cellular infrastructure. In August 2014, the Ministry of Communications allowed the use of fourth-generation infrastructures, and in January 2015 fourth-generation frequencies were awarded to cellular operators. The recommendations of May 2012, as noted, were not included in the tender documents or in said approval.

4.
The Reduced Centralization Act

Given the holding structure of the IDBD Group, Cellcom is considered in the “third layer”. Cellcom is included in the list of centralized parties, and in the list of significant non-financial corporations under said Law. According to said Law, DIC and IDBD must take steps to have Cellcom cease to be a “third layer” by December 2019. DIC and IDBD have announced that they are considering steps to achieve this goal without giving up control of Cellcom, by taking DIC or IDBD private (in the sense that it will no longer have securities listed for trade and thus will no longerbe a "reporting corpopration") or implementing a merger of DIC and IDBD. As of the date of this Annual Report, there is no certainty regarding the implementation of these strategies. The provisions of the Reduced Centralization Act regarding the allocation of rights over public assets could adversely affect the ability of Cellcom to renew its cellular licenses and to receive new frequencies, which may adversely affect Cellcom’s ability to issue debt or adversely affect its business.

a. Changes in legislation and high regulatory intervention - legislative changes and active regulatory enforcement may have an adverse influence especially if material financial sanctions are imposed on Cellcom, on the ability of Cellcom to plan its management and on its operating results, if any of the following occurs: the cancelation or relief for the obligation for structural separation applicable to Bezeq and Hot, especially if the said cancelation or easing is given prior to the establishment of the effective wholesale market in landline communications, if tariffs do not encourage competition or if other regulation is set out in the wholesale landline market which adversely affects Cellcom’s operations; the granting of relief and benefits to competitors compared with Cellcom; the authorization of other operators to provide services to Cellcom subscribers which were previously provided only by Cellcom; the non-renewal of licenses and/or frequencies available to Cellcom or the increased use thereof, and the non-location of additional frequencies, where required; the imposition of additional requirements in respect of public safety or health, including with respect to base sites; imposition of additional restrictions or requirements for providing services and products and/or intervening in market conditions; imposition of a higher standard of service; imposition of stricter privacy policies; the imposition of regulation on streaming services, the imposition of conditions which are not beneficial for the users of DTT broadcasts, or the imposition of conditions that impact Cellcom and do not apply to other operators of streaming services over the internet.

b.  Labor Law. In February 2015, a collective bargaining agreement was signed with the workers representative body and with the Histadrut for a period of three years (form 2015 to 2017) which applies to all employees of Cellcom and Netvision, except members of senior management. This agreements limits the right of Cellcom to make organizational and personal changes and makes such changes more expensive as reflected in the voluntary retirement plans executed in 2014 and 2015 and may also require greater management attention to administer.

Insurance

Areas of Activity of Clal Insurance Business Holdings

Clal Holdings offers general insurance such as car insurance, homeowners’ insurance, and credit and foreign trade risk insurance, among others, as well as health insurance. The activities of Clal Holdings and its subsidiaries are subject to the provisions of laws applicable insurance companies and to regulatory supervision. Clal Holdings’ subsidiaries are supervised by the Capital Markets, Insurance and Savings Commissioner (the “Insurance Commissioner”). Clal Insurance and its subsidiary, Clalbit Financing, are supervised by the Israel Securities Authority. Subsidiaries of the Clal Holdings Insurance Group have been subject to administrative enforcement proceedings and the imposition of fines. Clal Insurance is not in breach of any material regulatory provision applicable to its operations.

Capital Requirements of Insurance Companies

Minimum Capital – The Supervision of Financial Services (Insurance) (Minimum Equity Required of an Insurer), Regulations, 1998 (“Capital Regulations”) law prescribes minimum capital requirements for insurance companies. The capital required for insurance activities consists of a first layer of capital, based the greater of the initial capital and capital derived from the volume of activity in general insurance, the higher of the calculation based on premiums and the calculation based on outstanding claims, as well as other capital requirements. Failure to comply with the Capital Regulations will require the insurer to increase its equity up to the amount stated in the Capital Regulations or reduce the scope of its business accordingly, no later than the date of publication of the report, except in exceptional circumstances as approved by the Insurance Commissioner, that will then determine any supplementary capital requirements.

Breakdown of an Insurer’s Capital – The Insurance Commissioner issued a circular in August 2011 (“Circular”) that provides a framework for determining the composition of an insurer’s equity, in conjunction with the adoption in Israel of the Solvency II Directive (“Directive” or “Solvency II”), as amended and updated.

· Initial (core) capital (basic tier 1), equals the components included in capital attributable to shareholders of Clal Insurance. The overall capital ratio must be at least 60% of the total equity of the insurer.

· Secondary (tier 2) capital includes complex secondary capital instruments (excluding periodic accrued interest payments), subordinate secondary capital instruments (as defined by the Circular) and any other component or instrument approved by the Insurance Commissioner. A complex secondary capital instruments is one that is subordinated to any other instrument, except for initial capital, including financial instruments available to absorb losses by postponing payment of principal and interest. The first repayment date of secondary capital instruments will be after the end of the period that reflects the weighted average maturity of insurance liabilities, plus two years, or after 20 years, whichever is first, but no earlier than eight years from the date an instrument is issued. If the complex secondary capital instrument includes an incentive for early redemption, the first incentive payment date may not be earlier than five years from the date of issue of the instrument.

· Tertiary (tier 3) capital includes complex tertiary capital instruments (excluding periodic accrued interest payments) and any other component or instrument approved by the Insurance Commissioner. A tertiary capital instrument is subordinate to any other instrument, except for primary and secondary capital, and includes financial instruments available to absorb the insurer’s losses by postponing the payment of principal. Tertiary capital will must be junior to secondary capital and equal in the order of credit repayments. The first repayment date on tertiary capital instruments may not be earlier than five years from the date of issuance. If the complex tertiary capital instrument includes an incentive for early redemption, the first indentive payment date may not be earlier than five years from the date of issue of the instrument. Tertiary capital may not exceed 15% of the total capital of the insurer.

Insurance liabilities include liabilities that are not yield dependent but excludes any liability fully backed by lifetime indexed bonds and net of any reinsurance costs. Approval of the Insurance Commissioner is required for inclusion of hybrid capital instruments (primary, secondary or tertiary) in equity. The Circular includes a Temporary Order regarding the breakdown of an insurer’s equity (“Temporary Order”), which will apply until full implementation of the Directive in Israel, when announced by the Insurance Commissioner. The Temporary Order defines the secondary capital issued according to Capital Regulations, before amendment, as subordinate secondary capital and imposes a limit equal to 50% of basic capital.

Distribution of dividends – In accordance with rules promulgated by the Insurance Commissioner, a dividend distribution may not be approved, unless, after giving pro forma effect to the proposed distribution, the insurer has a ratio of recognized equity to required equity of at least 105%, as confirmed in filings with the Insurance Commissioner. Prior approval of the Insurance Commissioner is not required for any distribution of dividends if the total equity of the insurance company, as defined by Supervision of Financial Services (Insurance) (Minimum Equity Required of an Insurer), Regulations, 1998 (“Minimum Capital Regulations”), after giving effect to the distribution of the proposed dividend, exceeds 115% of the required equity.

In November 2014, the Insurance Commissioner outlined solvency rules (“rules” or “regime”, as applicable) based on Solvency II, in Israel, in a letter addressed to managers of the insurance companies (“Letter”). In the Letter, the Insurance Commissioner outlined a plan to adopt the 2016 European model for calculating capital and capital requirements for the local market, effective as of the annual reports for 2016 (“First Adoption Date”). During a period to be determined by the Insurance Commissioner and as conditions require, insurance companies will also be required to comply with capital requirements under existing regulations. The Letter stated that until final adoption, insurance companies must prepare additional quantitative assessment exercises (IQIS) for the 2014-2015 period. These requirements are intended to assess the quantitative effects of adopting the model, as well as providing data for calibrating and adjusting the model. In addition, the Letter addressed an initiative to develop a framework for quarterly reporting of insurance companies’ solvency ratio. The Letter also referred to the Commissioner’s intention to publish provisions for managing capital and targets for internal capital, to address a gap survey that insurers will undertake with respect to their risk management systems, controls and corporate governance and a consultation paper to promote the process of self-assessment of risks and solvency (ORSA).

In April 2015, the Insurance Commissioner published a second letter titled “Plan for the Adoption of Rules for Solvency, based on Solvency II” and provisions for the IQIS4 exercises to be undertaken regarding the 2014 historical financial statements. The letter emphasized that the exercise reflects the decision of the Insurance Commissioner to impose adjustments required for the Israeli insurance market. The Letter further stated in connection with the proposed adoption of IQIS5 that the Insurance Commissioner would continue to monitor developments in the European markets and would consider adjustments relevant for Israel.

In July 2015, the Insurance Commissioner issued a letter concerning “transitional provisions regarding the application of solvency rules, based on Solvency II” (the “Letter on Transitional Provisions”). The transitional provisions were provided by reference to certain solvency rules set forth in the European Directive relating to, inter alia, a gradual adoption of capital requirements in respect of holdings of equity shares which may a component to be included in the calculation of core capital. In addition, the letter included transitional provisions regarding submission of a plan to improve the capital ratios of insurance companies whose ratios are negatively affected following adoption of the new solvency rules beginning with the financial statements for 2018. Adoption of the solvency rules are expected to change both the recognized regulatory and required regulatory capital and according to indications existing today, is expected to result in a significant decline in the ratio between recognized capital and required capital of Clal Insurance compared to capital ratios calculated according to capital ratio requirements currently in effect, and is expected to adversely affect the ability of Clal Insurance and Clal Insurance Enterprises to distribute dividends upon such adoption. However, as a rule, the capital requirements under the solvency rule are intended to serve as a capital cushion against more serious events, with a lower loss probability than the capital requirements under current rules.

In May 2015, the Board of Directors of Clal Insurance Enterprises and the Board of Directors of Clal Insurance directed its management team and the Risk Management Committee, which also functions as the Solvency Committee (“Committee”), to examine measures Clal Insurance may be able to employ to improve its capital ratio, in accordance with the new solvency rules and to recommend a course of action to the Board, including in relation to business adjustments and/or financial transactions related to Clal Insurance’s capital, its breakdown, and/or its responsibilities. The Committee and Management have begun this examination, and during the first stage, recommended that the Board issue secondary capital instruments. The Committee will continue to examine other measures in an effort to prepare the company for possible adoption of these proposed capital requirements, and related measures.

Clal Insurance has calculated its capital ratio using results as of December 31, 2014 (“Calculation Date”) and based on the IQIS4 rules and has determined that it would be in compliance, as of the Calculation Date, with the proposed capital requirements, in the context of the transitional provisions, even before taking pro forma account of the positive impact on the capital ratio provided by the subsequent issuance of subordinated notes. The related calculations were submitted to the Insurance Commissioner on August 31, 2015. The Insurance Commissioner has not yet published binding provisions for adoption, and there is uncertainty regarding the details of the final provisions. Clal Insurance will continue to monitor the quantitative aspects of the proposed solvency rules towards final adoption, in an effort to anticipate requisite controls and capital requirements.

On March 14, 2016, “IQIS Provisions for 2015” (“Draft”) was published in preparation for the adoption of Solvency II. Insurance companies are required to submit an additional quantitative evaluation survey on the basis of December 2015 results (“IQIS5”), by June 30, 2016. The Draft was issued by reference to the European legislation adapted for requirements of the local market and that goes beyond provisions for quantitative evaluation surveys previously issued. The main changes relate to establishing risk-free interest curves, through extrapolation to the ultimate forward rate point, the components of recognized capital, capital requirements less investments in infrastructure (capital and debt), adjusting capital requirements for management companies, and updating the formula for calculating capital requirements for risk premiums and reserves for general insurance. Clal Insurance is unable to assess the overall impact of the changes based on the provisions in the Draft to carry out a further quantitative evaluation survey, and will carry out an assessment of the current capital status, when the binding provisions will be finalized. According to the Draft, the IQIS5 calculation will be a factor in assessing preparedness of insurance companies and to the implementation and scope of the final provisions to be adopted.

Capital requirements under the Capital Regulations are based on the separate individual financial statements of an insurance company. For purposes of calculating recognized capital, an investment by an insurance company in an insurance company or a controlled management company, and in other investee companies will be calculated on the equity basis, according to a holding rate, which includes indirect holdings.

The minimum capital required of Clal Insurance has been reduced, with approval of the Insurance Commissioner, by 35% of the original difference attributed to the managing companies and provident funds under its control. However, when calculating the amount of dividends permitted for distribution, this difference will be added at level of the capital structure, as detailed in Paragraph 13.7.3 (C). In September 2013, the Insurance Commissioner notified Clal Insurance that the deducted amount to be added back to the minimum capital required, will be after a deduction for a tax reserve accrued by Clal Insurance following the acquisition of provident fund operations. The approval of the Insurance Commissioner, as noted above, will be canceled with adoption of capital requirements under the Directive (see Paragraph 13.7.3 (C)) that will replace the Capital Regulations.

In March 2013, Clal Insurance received a letter from the Insurance Commissioner regarding the determination of credit ratings according to an internal model used by Clal Insurance (“internal model”), to be applied as a risk rating methodology for a subject insured, according to conditions of the relevant sector. The Insurance Commissioner authorized Clal Insurance to allocate capital for adjusted loans, ranked according to its internal model and with reference to the rates specified in the Capital Regulations. If there is an external rating available, the capital allocation will be made using the lower of the available ratings. The letter also requires Clal Insurance to submit immediate and periodic reports as specified regarding these activities that make the specified transactions subject to review by the Commissioner of Insurance. As a result of its compliance with the provisions of the letter, Clal Insurance’s capital requirements were reduced by NIS 69 million, as at the end of the reporting period.

Permit Issued by the Insurance Commissioner to the Former Controlling Shareholders of IDB Holdings to Retain Control of Clal Insurance Enterprises and Consolidated Institutional Entities

On May 8, 2014, legal counsel for the former controlling shareholders of IDB Development (Ganden, Manor, and Livnat Groups) was notified by the Commissioner that in the context of arrangements among the creditors of IDB Holdings (“IDBH”), and given that they no longer controlled the Clal Insurance Enterprises Group, the authorization previously issued by the Insurance Commissioner for control of these entities was terminated, including, with respect to Clal Insurance, Clal Credit Insurance and Clal Pension and Provident Funds. IDB Holdings undertook to supplement (or to cause its controlled affiliates to supplement) the required equity of the insurers in compliance with the Capital Regulations, subject to the a cap of 50% of the required capital of an insurer, and that the obligation will take effect only if the insurer’s equity is determined to be negative, and such funding amount will then be equal to the amount of negative capital, up to the 50% cap.

In addition, IDB Holdings undertook to contribute to the equity of Clal Pension and Provident Funds up to the amount prescribed by the Provident Fund Regulations, for as long as IDB Holdings is the controlling shareholder of the institutional entities. The authorization specifies conditions and imposes restrictions on the ability of a holding entity to impose liens on the equity of IDBD’s institutional entities it holds. The former controlling shareholders were also required, as long as any liens existed on their equity interest of IDB Holdings, to ensure that Clal Insurance Enterprises complied with applicable capital requirements, such that the equity of Clal Insurance Enterprises at no time was less than the product of the holding rate of Clal Insurance Enterprises in Clal Insurance and 140% of the required minimum equity of Clal Insurance, calculated according to the Capital Regulations on September 30, 2005 (as the holding rate was linked to the CPI of September 2005).

At the end of the reporting period, the required minimum capital of Clal Insurance Enterprises was NIS 2.9 billion, greater that the amount required based on the foregoing calculation. The capital requirement is calculated on the basis of the financial statements of Clal Insurance Enterprises. Following termination of the control authorization, the former controlling shareholders have questioned whether the capital requirements applicable to Clal Insurance Enterprises thereunder continue to apply.

Clal Insurance is committed to finding a strategy to supplement its required equity in compliance with the Capital Regulations if the equity of Clal Credit Insurance becomes negative, and as long as Clal Insurance is the controlling shareholder of Clal Credit Insurance. Clal Insurance is committed to supplement the equity of Clal Pension and Provident Funds as necessary to ensure it complies with the minimum amount required by Income Tax Regulations (Rules for Approval and Management of Provident Funds), 1964 (“Income Tax Regulations”). This commitment is valid as long as Clal Insurance controls, directly or indirectly, Clal Pension and Provident Funds.

In February 2012, Supervision of Financial Services Regulations (Provident Funds) (Minimum Capital Required of a Management Company of a Provident Fund or Pension Fund), 2012, was published along with Income Tax Regulations (Rules for Approval and Management of Provident Funds) (Amendment 2), 2012 (“new regulations”).

Pursuant to the new regulations, the capital requirements for management companies were expanded to include capital requirements based on the volume of assets under management and applicable annual expenses, but not less than the initial capital of NIS 10 million. In addition, liquidity requirements were also prescribed. A fund management company may distribute dividends only to the extent of any excess above the minimum amount of equity required by said regulations. In addition, a fund management company must provide additional capital in respect of controlled management companies. As at the end of the reporting period, the management companies controlled by Clal Insurance have capital balances in excess of the minimum capital required by the capital regulations for management companies. In light of capital regulations for management companies and in order to finance the expansion of operating and investing activities of Clal Pension and Provident Funds, the Boards of Directors of Clal Insurance and Clal Pension and Provident Funds in 2015 and 2014 approved an subscribed shares of Clal Pension and Provident Funds in consideration for NIS 100 million and NIS 80 million, respectively.

Anti-Money Laundering. In September 2015, a draft Anti-Money Laundering Order was proposed which seeks to expand its application to certain provident funds, and reduced the amounts of accumulations, deposits and withdrawals subject to reporting. Furthermore, the draft order specifies a ‘know your customer’ process that must be undertaken before issuing a life insurance policy or opening a provident fund. In October 2015, a draft addendum to the Anti-Money Laundering Law, 5776-2015 was published to provide for changes to existing law that set forth stricter criminal penalties under the Anti-Money Laundering Law and set forth provisions for sharing of information between the Anti-Money Laundering Authority and the insurance commissioner. In the evaluation of Clal Insurance, the draft order and draft bill may adversely affect the sale of its products.

C.           Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2016:

Name of the entity	Country	Main activity	% of ownership interest held by the Company (4)	% of ownership interest held by the non-controlling interest
Direct interest of IRSA:
IRSA CP (3)	Argentina	Real estate	94.61%	5.39%
E-Commerce Latina S.A. (3)	Argentina	Investment	100.00%	-
Efanur S.A.	Uruguay	Investment	100.00%	-
Hoteles Argentinos S.A.	Argentina	Hotel	80.00%	20.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	-
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	23.66%
Palermo Invest S.A.	Argentina	Investment	100.00%	-
Ritelco S.A.	Uruguay	Investment	100.00%	-
Solares de Santa María S.A. (8)	Argentina	Real estate	-	-

Name of the entity	Country	Main activity	% of ownership interest held by the Company (4)	% of ownership interest held by the non-controlling interest
Tyrus S.A.	Uruguay	Investment	100.00%	-
Unicity S.A. (8)	Argentina	Investment	-	-
Interest indirectly held through IRSA CP:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	10.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	46.32%
Fibesa S.A.	Argentina	Real estate	100.00%	-
Panamerican Mall S.A.	Argentina	Real estate	80.00%	20.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.14%	0.86%
Torodur S.A.	Uruguay	Investment	100.00%	-
Interest indirectly held through Tyrus S.A.:
Dolphin Fund Ltd. (2)	Bermuda	Investment	91.57%	8.43%
I Madison LLC	United States	Investment	100.00%	-
IRSA Development LP	United States	Investment	100.00%	-
IRSA International LLC	United States	Investment	100.00%	-
Jiwin S.A.	Uruguay	Investment	100.00%	-
Liveck S.A.	Uruguay	Investment	100.00%	-
Real Estate Investment Group IV LP (REIG IV)	Bermuda	Investment	100.00%	-
Real Estate Investment Group V LP	Bermuda	Investment	100.00%	-
Real Estate Strategies LLC	United States	Investment	100.00%	-
Interest indirectly held through Efanur S.A.:
Real Estate Strategies LP	Bermuda	Investment	66.83%	33.17%
Interest indirectly held through Dolphin Fund Ltd.
IDB Development Corporation Ltd. (7)	Israel	Investment	68.28%	31.72%
Interest indirectly held through IDBD:
Discount Investment Corporation Ltd.	Israel	Investment	76.43%	23.57%
IDB Tourism (2009) Ltd.	Israel	Holding company in the tourism services sector	100.00%	-
IDB Group Investment Inc.	Israel	Investment	100.00%	-
Interest indirectly held through Discount Investment Corporation Ltd:
Property and Building Corporation Ltd.	Israel	Real estate	76.45%	23.55%
Gav Yam Land Ltd.	Israel	Real estate	52.80%	47.20%
Israel Property Rental Corporation Ltd. (ISPRO)	Israel	Real estate	76.45%	23.55%
MATAM - Haifa Science Industries Center	Israel	Real estate	38.30%	61.70%
Neveh-Gad Building & Development Ltd.	Israel	Real estate	76.45%	23.55%
Hadarim Properties Ltd.	Israel	Real estate	76.45%	23.55%
PBC USA Investment Inc.	United States	Real estate	76.45%	23.55%
Shufersal Ltd.	Israel	Supermarket	52.95%	47.05%
Shufersal Real Estate Ltd.	Israel	Supermarket	52.95%	47.05%
Koor Industries Ltd.(5)	Israel	Holding company in the agrochemical sector	100.00%	-
Cellcom Israel Ltd. (6)	Israel	Communication services	41.77%	58.23%
Netvision Ltd.	Israel	Communication services	41.77%	58.23%
Elron Electronic Industries Ltd.	Israel	Technology development – Holding	50.32%	49.68%
Bartan Holdings and Investments Ltd.	Israel	Investment	55.68%	44.32%
Epsilon Investment House Ltd.	Israel	Investment	68.75%	31.25%

_____________
(1)
The Company has consolidated the investment in Llao Llao Resorts S.A. considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.
(2)
Includes interest indirectly held through Ritelco S.A..
(3)
Includes interest indirectly held through Tyrus S.A..
(4)
Corresponds to the interest directly held in each company.
(5)
Owns a 40% equity interest of Adama.
(6)
The Company has consolidated the interest in Cellcom taking into consideration its equity interest and decision-making power given the fact that the remaining interests are too disperse.
(7)
Until takeover was secured, IDBD was valued at fair value in accordance with IAS 28 exception.
(8)
Were merged on July 1, 2015.

D.           Property, Plant and Equipment

In the ordinary course of business, the leases property or spaces for administrative or commercial use both in Argentina and Israel under operating lease arrangements. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments.

The following table sets forth certain information about our properties for the Operation Center in Argentina as of June 30, 2016:

Property (6)	Date of Acquisition	Leasable/ Sale m2 (1)	Location	Net Book Value Ps.(2)	Use	Occupancy rate (7)
Edificio República	Apr-08	19,885	City of Buenos Aires	189	Office Rental	100.0%
Torre Bankboston	Aug-07	14,873	City of Buenos Aires	134	Office Rental	100.0%
Bouchard 551	Mar-07	-	City of Buenos Aires	8	Office Rental	-
Intercontinental Plaza	Nov-97	6,569	City of Buenos Aires	10	Office Rental	100.0%
Bouchard 710	Jun-05	15,014	City of Buenos Aires	60	Office Rental	100.0%
Dique IV	Dec-97	-	City of Buenos Aires	-	Office Rental	-
Maipú 1300	Sep-95	1,353	City of Buenos Aires	5	Office Rental	100.0%
Libertador 498	Dec-95	620	City of Buenos Aires	3	Office Rental	100.0%
Suipacha 652/64	Nov-91	11,465	City of Buenos Aires	8	Office Rental	90.7%
Dot Building	Nov-06	11,242	City of Buenos Aires	122	Office Rental	100.0%
Santa María del Plata	Oct-97	106,610	City of Buenos Aires	13	Other Rentals	100.0%
Nobleza Picardo	May-11	109,610	City of Buenos Aires	7	Office Rental	74.8%
Other Properties(5)	N/A	38,646	N/A	266	Other Rentals	42.8%
Abasto(3)	Jul-94	36,737.6	City of Buenos Aires, Argentina	245	Shopping Center	99.8%
Alto Palermo(3)	Nov-97	18,966.0	City of Buenos Aires, Argentina	208	Shopping Center	99.6%
Alto Avellaneda(3)	Dec-97	35,887.0	Province of Buenos Aires, Argentina	127	Shopping Center	100.0%
Alcorta Shopping(3)	Jun-97	15,876.7	City of Buenos Aires, Argentina	116	Shopping Center	89.1%
Patio Bullrich(3)	Oct-98	11,782.7	City of Buenos Aires, Argentina	109	Shopping Center	99.1%
Alto Noa(3)	Mar-95	19,039.9	City of Salta, Argentina	32	Shopping Center	100.0%
Buenos Aires Design(3)	Nov-97	13,903.1	City of Buenos Aires, Argentina	7	Shopping Center	95.7%
Mendoza Plaza(3)	Dec-94	42,043.0	Mendoza, Argentina	92	Shopping Center	95.2%
Alto Rosario (3)	Nov-04	28,795.5	Santa Fe, Argentina	127	Shopping Center	100.0%
Córdoba Shopping –Villa Cabrera(3)(11)	Dec-06	15,581.7	Córdoba, Argentina	53	Shopping Center	99.2%
Dot Baires Shopping(3)	May-09	49,640.7	City of Buenos Aires, Argentina	368	Shopping Center	100.0%
Soleil Premium Outlet(3)	Jul-10	13,991.1	Province of Buenos Aires, Argentina	80	Shopping Center	100.0%
La Ribera Shopping(3)	Aug-11	9,850.6	Santa Fe, Argentina	24	Shopping Center	99.3%
Distrito Arcos (3)	Dec-14	11,170.1	City of Buenos Aires, Argentina	280	Shopping Center	97.0%
Alto Comahue(3)	Mar-15	9,889.6	Neuquén, Argentina	318	Shopping Center	96.6%
Patio Olmos(3)	-	-	-	26	Shopping Center	-
Caballito Plot of Land	Nov-97	23,791	City of Buenos Aires	45,812	Land Reserve	N/A
Other Land Reserves (4)	N/A	6,126,022	City and Province of Buenos Aires.	5,508	Land Reserve	N/A
Luján (3)	May-12	1,160,000	Province of Buenos Aires.	41,861	Land Reserve	N/A
Intercontinental(8)	Nov-97	24,000	City of Buenos Aires	51	Hotel	70.58%
Sheraton Libertador(9)	Mar-98	37,600	City of Buenos Aires	28	Hotel	73.42%
Llao Llao(10)	Jun-97	17,463	City of Bariloche	77	Hotel	51.15%
______________
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
(8)
Through Nuevas Fronteras S.A.
(9)
Through Hoteles Argentinos S.A.
(10)
Includes Ps.21,900,000 of book value that corresponds to “Terreno Bariloche.”
(11)
Included in Investment Properties is the cinema building located at Córdoba Shopping – Villa Cabrera, which is encumbered by a right of antichresis (right of possesion but not title) as a result of a financial debt held by Empalme (merged with SAPSA. as of January 1, 2009) with NAI INTERNACIONAL II Inc. The total amount of the debt was Ps.17.7 million as of June 30, 2016.

The following table sets forth certain information about our properties for the Operation Center in Israel as of June 30, 2016:

Property	Date of acquisition	Location	Net book amount	Use

Tivoli	Oct-2015	United States	2,047	Rental properties
Kiryat Ono Mall	Oct-2015	Israel	1,598	Rental properties
Shopping Center Modi’in A	Oct-2015	Israel	805	Rental properties
HSBC	Oct-2015	United States	11,225	Rental properties
Matam park - Haifa	Oct-2015	Israel	5,662	Rental properties
Caesarea - Maichaley Carmel	Oct-2015	Israel	583	Rental properties
Herzeliya North	Oct-2015	Israel	4,125	Rental properties
Gav-Yam Center - Herzeliya	Oct-2015	Israel	2,449	Rental properties
Neyar Hadera Modi’in	Oct-2015	Israel	680	Rental properties
Gav yam park - Beer Sheva	Oct-2015	Israel	700	Rental properties
Hazomet Kfar Saba	Oct-2015	Israel	117	Rental properties
Bilu	Oct-2015	Israel	86	Rental properties
Mazkeret Batia	Oct-2015	Israel	109	Rental properties
Netania	Oct-2015	Israel	849	Rental properties
Rishon Le Zion	Oct-2015	Israel	70	Rental properties
Rehovot	Oct-2015	Israel	125	Rental properties
Mizpe Sapir	Oct-2015	Israel	124	Rental properties
Holon	Oct-2015	Israel	327	Rental properties
Haifa	Oct-2015	Israel	24	Rental properties
Others	Oct-2015	Israel	8,759	Rental properties
Tivoli	Oct-2015	United States	24	Undeveloped parcels of land
Queensridge Towers	Oct-2015	Israel	266	Undeveloped parcels of land
Zarchini Raanana	Oct-2015	Israel	78	Undeveloped parcels of land
Kurdani	Oct-2015	Israel	-	Undeveloped parcels of land
Others	Oct-2015	Israel	1,777	Undeveloped parcels of land
Tivoli	Oct-2015	United States	1,981	Properties under development
Ispro Planet – Beer Sheva – Phase 1	Oct-2015	Israel	1,062	Properties under development
Others	Oct-2015	Israel	880	Properties under development
Shufersal´s Stores	Oct-2015	Israel	10,478	Supermarkets
Total			57,010

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

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2016 and 2015 relate to the fiscal years ended June 30, 2016 and 2015, respectively.

A.           OPERATING RESULTS

Evolution of our Business Segments

Operations Center in Argentina

Shopping Centers

Our main purpose is to maximize our shareholders’ profitability. By using our know-how in the shopping center industry in Argentina as well as our leading position, we seek to generate a sustainable growth of cash flow and to increase the long-term value of our real estate assets.

We seek to take advantage of unsatisfied demand for retail offerings and residential properties in urban centers throughout Argentina, catering to our customers’ tastes and requirements. Therefore, we seek to develop new shopping centers that offer attractive prospects for growth, including the Buenos Aires Metropolitan area and other cities throughout Argentina and selectively in, other places abroad. To achieve this strategy, relationships with more than 1,000 retailers and brands that make up our select tenant portfolio that helps enhance our customer experience.

During fiscal years 2014, 2015 and 2016, our Shopping Centers segment generated revenues of Ps.1,383 million, Ps.1,778 million and Ps.2,406 million, respectively.

Offices and Others

We seek to purchase and develop premium office buildings in strategically-located business districts in Buenos Aires and other strategic locations that we believe enhance returns and maximize potential for long-term capital gain. We expect to continue focusing on attracting premium corporate tenants to our office buildings. Furthermore, we intend to consider new opportunities on a selective basis to acquire or develop rental office buildings.

During fiscal years 2014, 2015 and 2016, our Offices and Others segment had revenues of Ps.271 million, Ps.333 million and Ps.340 million, respectively.

Sales and Developments

We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes that offer green spaces for recreational activities. We also seek to develop residential communities by acquiring properties that offer convenient access to Buenos Aires.  We develop roads and other basic infrastructure such as electric power and water, and then sell individual lots for residential construction by individual owners. The historical scarcity of mortgage financing restricted growth in middle class home purchases, and as a result, we have focused on developing residential communities for middle and high-income individuals, who do not need to finance their home purchases. Furthermore, we seek to continue to acquire undeveloped plots that are conveniently located inside and outside Buenos Aires for subsequent sale. We believe this land portfolio enhances our ability to make strategic long-term investments and affords us a valuable pipeline for future development.

During fiscal years 2014, 2015 and 2016, our Sales and Developments segment generated revenues of Ps.85 million, Ps.15.4 million and Ps.8 million, respectively, and recognized net gains from the sale of investment properties (primarily offices and parking spaces) for Ps.236 million, Ps.1,163 million and Ps.1,068 million, respectively.

Hotels

We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and travel in Argentina. We seek to continue with our strategy to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation.

During fiscal years 2014, 2015 and 2016, our Hotels segment had revenues of Ps.332 million, Ps.396 million and Ps.534 million, respectively.

International

In this segment, we seek investments that present capital appreciation potential in the long term. After the international financial crisis in 2008, we took the opportunity in the real estate sector in the United States to invest in two office buildings in New York City. In 2015, we sold the Madison building.  We retained our 49.9% equity interest in a US entity that owns the “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we hold 49.0% of Condor Hospitality Trust REIT’s voting rights (NASDAQ: CDOR). We intend to continue evaluating -on a selective basis- investment opportunities outside Argentina as long as they offer attractive investment and development options.

During fiscal years 2014, 2015 and 2016, our International segment generated revenues of Ps.84 million, Ps.26 million and Ps.0 million, respectively.

Financial Operations and Others

We have maintained our investment in Banco Hipotecario, the principal mortgage-lending bank in Argentina, as we believe that we are able to reach good synergies in the long term with a developed mortgage market. For the fiscal years ended June 30, 2014, 2015 and 2016, our investment in Banco Hipotecario generated a gain of Ps.184 million, Ps.143 million and Ps.257 million, respectively.

Operations Center in Israel

Real Estate

IDBD holds, together with PBC, two projects in Las Vegas (through IDBG Ltd.), including a commercial and office project known as Tivoli Mall, the first part of which was built in its entirety, and as of the end of 2015, has a blended occupancy rate of approximately 84%. The second part of the project is currently under construction and is in the marketing stage.  It will include commercial areas with an area of approximately 16,000 square meters, and office space consisting of approximately 12,000 square meters. At present, we have signed leases with an anchor tenant and additional lessees, covering approximately 66% of the commercial area in the second phase of the project and for approximately 8% of available office space; and an additional project, involving two residential towers, in which the remainder of the residential units were sold in their entirety during the reporting year.

Supermarkets

Shufersal continued deploying its strategic plan, focusing on building a commercial and operating platform to enable growth in the coming years; strengthening its competitive edge; offering more value to customers and improving its service. Under its business plan, Shufersal continues expanding and strengthening its brand; boosting the development of its digital platforms, through Shufersal Online; fostering complementary services in the sectors in which it currently operates; and streamlining its real property, including the closure and downsizing of existing branches and the opening of new ones.

Agrochemicals

As a part of Adama’s long-term strategy, in December 2015 Adama entered into a commercial cooperation agreement, according to which Adama will gradually become the sole distributor of formulated agrochemical products in China of several agrochemical companies controlled by ChemChina. This venture is expected to strengthen Adama’s position in the Chinese market, by combining Adama’s product offerings with ChemChina’s and leveraging a significant distribution platform in China. On July 17, 2016, DIC, reported that it had accepted ChemChina’s offer to purchase 40% of Adama Agricultural Solutions Ltd.’s shares, indirectly controlled by IDBD through DIC. For more information see “Recent Developments”.

Telecommunications

Cellcom operates in a highly competitive environment. Cellcom’s business strategy focuses on: offering comprehensive solutions to expand landline and mobile communication services and optimization of costs and expenses, including by means of carrying out streamlining measures.

Insurance

The investment managers in IDBD’s insurance business make use of an advanced research department and effective trading execution, to ensure a competitive advantage in order to achieve a fair long-term yield for policy holders, maximizing income from investments in accordance with the company’s risk appetite and the structure of liabilities in the portfolios.

Others

Other activities undertaken by IDBD through its subsidiaries include the assets and income from technological developments, tourism, oil and gas assets, electronics, and other activities.

Variability of Results

Income derived from the lease of office space and retail stores and sales of properties are the two core sources of our income. The historical results of our operations have varied over time based on the available opportunities to acquire and sell properties. No assurance can be given that our results will not continue to be influenced by fluctuations in values of properties.

For additional information, see “Comparability of information”.

Critical Accounting Policies and Estimates

Our significant accounting policies are stated in Note 2 to our Audited Consolidates Financial Statements, “Summary of significant accounting policies”. The discussion below should be read in conjunction with the referred note. Not all of these significant accounting policies require management to make subjective or complex judgments or estimates. The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimations involved in their application and their impact on our Audited Consolidated Financial Statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

Estimation	Main assumptions	Potential implications
Business combination - Allocation of acquisition prices	Assumptions regarding timing, amount of future revenues and expenses, revenue growth, expected rate of return, economic conditions, discount rate, among other.	Should the assumptions made be inaccurate, the recognized combination may not be correct.
Recoverable amounts of cash-generating units (even those including goodwill), associates and assets.
The discount rate and the expected growth rate before taxes in connection with cash-generating units.
The discount rate and the expected growth rate after taxes in connection with associates.
Cash flows are determined based on past experiences with the asset or with similar assets and in accordance with the Group’s best factual assumption relative to the economic conditions expected to prevail.
Business continuity and share market value of the public companies in connection with cash-generating units.
Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).
Should any of the assumptions made be inaccurate, this could lead to differences in the recoverable values of cash-generating units.
Control, joint control or significant influence
Judgment relative to the determination that the Group holds an interest in the shares of investees (considering the existence and influence of significant potential voting rights), its right to designate members in the executive management of such companies (usually the Board of directors) based on the investees’ bylaws; the composition and the rights of other shareholders of such investees and their capacity to establish operating and financial policies for investees or to take part in the establishment thereof.
Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)
Estimated useful life of intangible assets, investment properties and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators.	Incorrect exposure of investment property values
Income tax
The Group estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.
Additionally, the Group evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.
Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.
Hybrid financial instrument related to the non-recourse loan from Koor (Adama).	· The value of Adama’s shares. · Unobserved data underlying the binomial model applied to the determination of the embedded derivative instruments’ value.
Changes in losses or profits resulting from the variation in the fair value of the embedded derivative, and variations in the book amount of the primary contract recognized as revenues or expenses from financing.

Level 2 and 3 financial instruments
Main assumptions used by the Group are:
· Discounted projected income by interest rate.
· Values determined in accordance with the company’s shares in equity funds on the basis of its financial statements, based on fair value or investment assessments.
· Comparable market multiple (EV/GMV ratio).
· Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).
Wrong recognition of a charge to income / (loss).
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group; such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.

Overview

We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified activities, primarily in real estate, including:

i.
the acquisition, development and operation of shopping centers,

ii.
the acquisition and development of office and other non-shopping center properties primarily for rental purposes,

iii.
the development and sale of residential properties,

iv.
the acquisition and operation of luxury hotels,

v.
the acquisition of undeveloped land reserves for future development or sale, and

vi.
selective investments mostly in Argentina, United States and Israel.

Effects of the Global Macroeconomic Environment

Most of our assets are located in Argentina, where we conduct our operations, and in Israel. Therefore, our financial condition and the results of our operations are significantly dependent upon the economic conditions prevailing in both countries.

The table below shows Argentina’s GDP growth, inflation, Dollar exchange rates and the appreciation (depreciation) of the Peso against the U.S. Dollar for the indicated periods.

	As of June 30,
	2016	2015	2014
GDP growth	(3.4%)	1.2%	0.0%
Inflation (IPIM)(1)	26.7%	13.6%	27.7%
Inflation (CPI)(2)	47.1%	14.0%	15.0%
Appreciation (depreciation) of the Peso against the U.S. Dollar(3)	(65.9%)	(11.8%)	(50.6%)
Average exchange rate per US$1.00(4)	Ps.14.9900	Ps.9.0340	Ps.8.083
Appreciation (depreciation) of the NIS against the U.S. Dollar	(1.1%)	(10.0%)	5.6%
______________________
(1)
IPIM is the wholesale price index as measured by the Argentine Ministry of Economy and Production. Given the modifications to the system that INDEC uses to measure IPIM, there is no data for any price variations from July 1, 2015 to June 30, 2016. For that reason, we show accumulated prices from January 1, 2016 to June 30, 2016, published by INDEC.
(2)
CPI is the consumer price index as measured by the Argentine Ministry of Economy and Production. Since January 2014, the Argentine government established IPCNu, which more broadly reflects consumer prices by considering price information from the 23 Argentine provinces and the City of Buenos Aires. Therefore, the consumer price index for our fiscal 2014 only takes into account the six-month period after the new consumer price index was introduced. Given the modifications to the system that INDEC uses to measure CPI, there is no data for any price variations for the fiscal year ended at June 30, 2016, yet. For that reason, we show the interanual inflation published by “Dirección General de Estadísticas y Censos de la Ciudad de Buenos Aires, Ministerio de Hacienda”. It differs from inflation reported for 2015 and 2014 because of the change of government and changes in the systems of measure of the INDEC. See Item 3.(a) Risk Factors —Risks Relating to Argentina - There are concerns about the accuracy of Argentina’s official inflation statistics.
(3)
Depreciation corresponding to fiscal year 2016 is mostly due to the devaluation that took place on December 17, 2015.
(4)
Represents average of the selling and buying exchange rate.
Sources:	INDEC, Argentine Ministry of Economy and Production, City of Buenos Aires Ministry of Treasury, Banco de la Nación Argentina, Bloomberg

According to the IMF estimates, Argentina’s GDP for 2016 is expected to contract by 1.8% compared to 2015 due to a slight adjustment recession during the year, primarily due to the correction of macroeconomic and microeconomic distortions. However, growth is expected to strengthen to 2.7% in 2017 on the back of moderating inflation and more supportive monetary and fiscal policy policies by the Central Bank. According to the Organization for Economic Co-operation and Development (“OECD”) Israel’s economic growth is projected to remain at 2.5% in 2016, before rising to 3% in 2017.

Argentine GDP decreased 3.4% during our fiscal 2016, compared to GDP growth of 1.2% in our fiscal 2015. Consumption was the primary driver of economic activity, as shopping center sales grew 41.4% as of June 30, 2016, compared to June 30, 2016, driven by the increase in nominal salaries. As of June 30, 2016, the unemployment rate was at 9.3% of the country’s economically active population, compared to 6.6% as of June 30, 2015. For the year ended at December 31, 2015, Israel’s growth reached 2.5% and remained at the same level for 2016.

Argentina’s country risk, measured by the Emerging Market Bond Index, decreased 97 basis points for the 12 months ended June 30, 2016, maintaining a high spread vis-à-vis other countries in the region. The debt premium paid by Argentina was at 518 points in June 2016, compared to 352 paid by Brazil, and 213 paid by Mexico.

In regard to the Argentine economy, changes in short and long-term interest rates, unemployment and inflation may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping centers. These factors, combined with low GDP growth, may reduce general consumption rates in our shopping centers. Since leases agreements in our shopping centers for most of our revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers in our shopping centers and consequently, in the demand for parking, may also reduce our revenues from services rendered.

Regarding Israel’s economy, and based on information published by OECD, domestic demand is expected to remain the main driver of growth, while external demand is projected to recover slowly due to the high exchange rates that hold back exports. In this context, unemployment is expected to remain low, and inflation is projected to increase at very low levels.

Effects of inflation

The following are annual inflation rates during our fiscal years indicated, based on information published by the INDEC, which is dependent on the Argentine Ministry of Economy and Production:

Year ended June 30,	Consumer Price Index(1)	Wholesale Price Index
2011	9.7%	12.5%
2012	9.9%	12.8%
2013	10.5%	13.5%
2014	15.0%	27.7%
2015	15.0%	13.4%
2016	47.1%	26.7%(2)
______________
(1)
In January 2014 the Argentine government established IPCNu, which more broadly reflects consumer prices by considering price information from the 23 provinces of Argentina and the City of Buenos Aires. Therefore, the consumer price index for the fiscal year ended June 30, 2014 only takes into account the six month period starting on January 1, 2014.

(2)
Given the modifications to the system that INDEC uses to measure IPIM, there is no data for any price variations from July 1, 2015 to June 30, 2016. For that reason, we show accumulated prices from January 1, 2016 to June 30, 2016, published by INDEC.

Continuing inflation will likely have an adverse effect on our operations. Additionally, minimum lease payments from tenants in our shopping centers are generally adjusted in accordance with the CER, an inflation index published by the Central Bank. Although higher inflation may increase lease payments, given that tenants tend to pass on increased expenses to consumers, this trend could lead to higher prices charged on goods sold which could result in lower sales volumes and therefore reduce the component of rent we receive based on sales revenue.

Since the INDEC modified the methodology it uses to calculate the consumer price index in January 2007, there have been concerns about the accuracy of Argentina’s official inflation statistics, which led to the creation of the IPCNu in February 2014 in order to address the quality of official data.

Regarding rates of inflation in Israel, the Consumer Price Index, according to OECD was 0.5% increase in the prices for 2014, and deflation of 0.6% in 2015. Likewise, inflation projected for 2016 and 2017 is (0.2)% and 0.8%, respectively.

Seasonality

Our shopping centers business is directly affected by seasonality, as if results in  fluctuations in the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales are generally at their lowest level, whereas during winter holidays (July) and in December (Christmas) they reach their highest level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping center sales. Sales at discount prices at the end of each season are also one of the main sources revenue.

Also, in the Israeli retail segment business results are subject to seasonal fluctuations as a result of the consumption behavior of the population proximate to the Pesach holidays (March and/or April) and Rosh Hashanah and Sukkoth holidays (September and/or October). This also affects the balance sheet values of inventory, customers and suppliers. Our revenues from cellular services are usually affected by seasonality, with the third calendar quarter of each year characterized by higher roaming revenues due to increased incoming and outgoing tourism.

In 2016, the Passover holiday fell at the end of April, compared to 2015 when it was at the beginning of April. The timing of the holiday affects Shufersal’s sales and special offers in the second quarter of 2016, compared to last year. The Passover holiday in the second quarter of 2016 had a greater effect on Shufersal’s results than in the corresponding quarter in 2015, therefore analysis of the results for the first half of the year compared to the corresponding period in 2015 better represents the changes between the periods.

Effects of interest rate fluctuations

Most of our U.S. dollar-denominated debt accrues interest at a fixed rate. An increase in interest rates will not necessary result in a significant increase in our financial costs and may not materially affect our financial condition or our results of operations.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a depreciation or devaluation of the Argentine Peso against the U.S. dollar would increase our indebtedness measured in Pesos and materially affect our results of operations. Foreign currency exchange rate fluctuations significantly increase the risk of default on our mortgages and lease receivables. Foreign currency exchange restrictions that may be imposed by the Argentine Government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar-denominated liabilities.

During fiscal year 2016 and 2015 the Peso depreciated against the U.S. dollar and other currencies by approximately 66% and 12%, respectively, which caused an impact on the comparability of our results of operations for the year ended June 30, 2016 to our results of operations for the year ended June 30, 2015, primarily in our revenues from office rentals and our net assets and liabilities denominated in foreign currency. The devaluation affected assets and liabilities denominated in foreign currency, and this effect is shown in the line “financial results, net” of our income statement.

As a result of the devaluation of the Peso and the discontinuation of the official exchange rate by the newly elected Argentine government that took office in December 2015, the exchange rate was Ps.13.0400 per US$1.00 on December 31, 2015 and Ps.15.5100 per US$1.00 on September 30, 2016.

During fiscal year 2016 and 2015, the Israeli New Shekel depreciated against the U.S. dollar and other currencies by approximately 2.2% and 10%, respectively, which caused an impact on the comparability of our results of IDBD´s operations for the year ended June 30, 2016 to IDBD´s results of operations for the year ended June 30, 2015.  As of June 30 2016, the offer exchange rate for June 30, 2016 was NIS 3.8575=U.S.$1.00, and NIS 3.7464 per US$1.00 on September 30, 2016.  According to information published in the Monetary Policy Report in July 2016 by the Bank of Israel, various models of the equilibrium exchange rate indicate that the Shekel could be overvalued.  For more information about the exchange rates, see “Local Exchange Market and Exchange Rates.”

Factors Affecting Comparability of our Results

Business Segment Reporting

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Company, Mr. Eduardo S. Elsztain. In addition, and due to the acquisition of IDBD, two responsibility levels have been established for resource allocation and assessment of results of the two operations centers, through executive committees in Argentina and Israel.

Following its acquisition of control of IDBD, the Company reports its financial and equity performance based on the new segment structure for the year-end 2016.

Segment information is now reported from two perspectives: geographic presence and products and services. From the geographic point of view, the Company has established two Operations Centers to manage its global interests: Argentina and Israel. Within each operations center, the Company considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

Below is the segment information prepared as follows:

Operations center in Argentina

Within this center, the Company operates in the following segments:

·
The “Shopping Centers” segment includes the assets and operating results of the activity of shopping centers portfolio, principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping centers of the Company.

·
The “Offices and others” segment includes the assets and operating results from lease revenues of offices and others rental space and other service revenues related to the office activities.

·
The “Sales and Developments” segment includes the assets and operating results of the sales of undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sale of real property intended for rent, sales of hotels and other properties included in the international segment.

·
The “Hotels” segment includes the operating results of hotels mainly comprised of room, catering and restaurant revenues.

·
The “International” segment includes assets and operating profit or loss from business related to associates Condor and Lipstick. Through these associates, the Company derives revenue from hotels and an office building in United States, respectively. Until September 30, 2014, this segment included revenue from a subsidiary that owned the building located at 183 Madison Ave in New York, United States, which was sold on September 29, 2014. Additionally, until October 11, 2015, this international segment only included results from the investment in IDBD carried at fair value.

·
The “Financial operations and others” segment primarily includes the financial activities carried out by BHSA and Tarshop and other residual financial operations.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Audited Consolidated Financial Statements, except for the following:

Operating results from joint ventures: Cyrsa, NPSF, Puerto Retiro, Baicom and Quality are evaluated by the CODM applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. Moreover, operating results of EHSA joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of LRSA.

Operating results from the Shopping Centers and Offices segments do not include amounts attributable to building arrangement expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

The asset categories examined by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, right to receive future units under barter agreements, investment in associates and goodwill. The sum of these assets, classified by business segment, is reported under “assets by segment”. Assets are allocated to each segment based on the operations and/or their physical location.

Within the operations center in Argentina, most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for earnings of associates included in the “International” segment located in United States.

Revenues for each reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Operations center in Israel

Within this center, the Company operates in the following segments:

·
The “Real Estate” segment includes assets and operating income derived from business related to the subsidiary PBC. Through PBC, we operate rental properties and residential properties in Israel, United States and other parts of the world and carries out commercial projects in Las Vegas.

·
The “Supermarkets” segment includes assets and operating income derived from the business of Shufersal which operates a supermarket chain in Israel.

·
The “Agrochemicals” segment includes income derived from the activities of Adama which is accounted for as an associate using the equity method of accounting Adama is specialized in agrochemicals, particularly for the production of crops for consumption.

·
The “Telecommunications” segment includes assets and operating income from the business of Cellcom which is telecommunication service provider that offers mobile phone services, fixed line phone services, data and Internet, among others.

·
The “Insurance” segment includes the operations of Clal which is one of the most important insurance groups in Israel, and is mainly engaged in pension and social security insurance, among others. As indicated in Note 16 to our Audited Consolidated Financial Statements, 51% of the controlling shares of Clal are held in trust as specified in a judicial order of the Israel Securities Commission in order to comply with the requirement that the controlling shares of Clal be offered for sale to a third party; as a result, the Company is not fully consolidated on a line-by-line basis but rather in a single line as a financial instrument at fair value, as required by IFRS.

·
The “Others” segment includes the assets and income derived from other diverse business activities, such as technological developments, tourism, oil and gas assets, electronics, and others.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Audited Consolidated Financial Statements.

As indicated under Note 2 of our Audited Consolidated Financial Statements, the Company decided to consolidate income derived from its operations center in Israel with a three month lag, as adjusted for the effects of significant transactions; hence, operating results of IDBD for the period extending from October 11, 2015 (the date of acquisition of control) through March 31, 2016, are included under comprehensive income of the Company for the fiscal year ended June 30, 2016.

Furthermore, comparative information has not been modified for as of that date the Company did not exercise control over IDBD. The assessment of this investment was part of the international segment of the operations center in Argentina.

Goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

Business segments involving the operations center in Argentina where assets are reported under the proportional consolidation method, each reported asset includes the proportional share of the Company in the same class of assets of the associates and/or joint ventures. Only as an example, the amount of investment properties reported includes (i) the balance of investment properties as stated in the statement of financial position, plus (ii) the Company’s share in the balances of investment properties of joint ventures.

Within the operations center in Israel, most revenue from its operating segments are derived from, and their assets are located in, Israel, except for part of earnings from the Real Estate segment, which are generated from activities outside Israel, mainly in United States.

Business Segment Reporting

Operations Center in Argentina

	Fiscal Year ended June 30, 2016
	Shopping Centers	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
	(in millions of Ps.)
Revenues (i)	2,406	340	8	534	-	1	3,289
Costs	(402)	(51)	(20)	(361)	-	-	(834)
Gross Profit/ (loss)	2,004	289	(12)	173	-	1	2,455
Gain from disposal of investment properties	-	-	1,068	-	-	-	1,068
General and administrative expenses	(179)	(50)	(131)	(103)	(91)	-	(554)
Selling expenses	(145)	(12)	(36)	(69)	-	(2)	(264)
Other operating results, net	(42)	(6)	(8)	(2)	88	1	31
Profit / (loss) from operations	1,638	221	881	(1)	(3)	-	2,736
Share of profit / (loss) of associates and joint ventures	-	14	5	-	(151)	231	99
Segment Profit / (loss)	1,638	235	886	(1)	(154)	231	2,835
Investment properties	2,262	853	335	-	-	-	3,450
Property, plant and equipment	49	23	2	156	2	-	232
Trading properties	-	-	252	-	-	-	252
Goodwill	7	4	-	-	-	-	11
Right to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	19	-	1	8	-	-	28
Investments in associates and joint ventures	-	31	62	-	(832)	1,703	964
Operating assets (ii)	2,337	911	742	164	(830)	1,703	5,027
_____________
(i)
From all the revenues corresponding to the Operations Center in Argentina, the 100% are originated mainly in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all of the assets corresponding to the Operations Center in Argentina included in the segment, Ps.5,701 million are located in Argentina and Ps.(674) million in other countries, principally in United States for Ps.(832) million and Uruguay for Ps.158 million, respectively.

	Fiscal Year ended June 30, 2015
	Shopping Centers	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
	(in millions of Ps.)
Revenues (i)	1,778	333	15	396	26	-	2,548
Costs	(290)	(34)	(19)	(278)	(7)	-	(628)
Gross Profit	1,488	299	(4)	118	19	-	1,920
Gain from disposal of investment properties	-	-	1,163	-	-	-	1,163
General and administrative expenses	(136)	(58)	(50)	(78)	(56)	-	(378)
Selling expenses	(113)	(22)	(9)	(52)	-	-	(196)
Other operating results, net	(49)	(117)	13	-	183	(2)	28
Profit / (loss) from operations	1,190	102	1,113	(12)	146	(2)	2,537
Share of profit / (loss) of associates and joint ventures	-	(3)	1	1	(1,189)	155	(1,035)
Segment Profit / (loss)	1,190	99	1,114	(11)	(1,043)	153	1,502
Investment properties	2,300	939	339	-	-	-	3,578
Property, plant and equipment	48	28	1	165	1	-	243
Trading properties	-	-	135	-	-	-	135
Goodwill	7	4	-	-	-	-	11
Right to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	16	-	-	7	-	-	23
Investments in associates and joint ventures	-	21	47	-	911	1,404	2,383
Operating assets (ii)	2,371	992	612	172	912	1,404	6,463
_____________
(i)
From all revenues corresponding to the Operations Center in Argentina Ps.2,522 million are generated in Argentina and Ps.26 million in the United States. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all assets corresponding to the Operations Center in Argentina included in the segment, Ps.5,445 million are located in Argentina and Ps.1,639 million in other countries, principally in United States for Ps.1,533 million and Uruguay for Ps.106 million, respectively.

	Fiscal Year ended June 30, 2014
	Shopping Centers	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment
	(in million of Ps.)
Revenues (i)	1,383	271	85	332	84	1	2,156
Costs	(293)	(43)	(33)	(216)	(54)	-	(639)
Gross Profit	1,090	228	52	116	30	1	1,517
Gain from disposal of investment property	-	-	236	-	-	-	236
General and administrative expenses	(102)	(42)	(37)	(60)	(59)	-	(300)
Selling expenses	(73)	(21)	(14)	(42)	-	-	(150)
Other operating results, net	(47)	(3)	8	(3)	(1)	(3)	(49)
Profit / (loss) from operations	868	162	245	11	(30)	(2)	1,254
Share of profit / (loss) of associates and joint ventures	-	(1)	6	1	(616)	170	(440)
Segment Profit / (loss)	868	161	251	12	(646)	168	814
Investment properties	2,253	784	370	-	-	-	3,407
Property, plant and equipment	20	30	4	164	2	-	220
Trading properties	-	-	141	-	-	-	141
Goodwill	2	9	-	-	-	-	11
Right to receive future units under barter agreements	-	-	85	-	-	-	85
Assets classified as held for sale (iii)	-	-	-	-	1,358	-	1,358
Inventories	11	-	1	6	-	-	18
Investments in associates and joint ventures	-	23	38	22	629	1,255	1,967
Operating assets (ii)	2,286	846	639	192	1,989	1,255	7,207
_____________
(i)
From all revenues corresponding to the Operations Center in Argentina Ps.2,072 million are generated in Argentina and Ps.84 million in the United States. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all of the assets corresponding to the Operations Center in Argentina included in the segment, Ps.5,108 million are located in Argentina and Ps.2,099 million in other countries, principally in United States for Ps.1,988 million and Uruguay for Ps.111 million, respectively.

Operations Center in Israel

	June 30, 2016
	Real Estate	Supermarkets	Agrochemicals	Telecommunications	Insurances	Others	Total
	(in millions of Ps.)
Revenues (i)	1,538	18,610	-	6,655	-	1,426	28,229
Costs	(837)	(13,925)	-	(4,525)	-	(1,194)	(20,481)
Gross profit	701	4,685	-	2,130	-	232	7,748
Gain from disposal of investment properties	45	-	-	-	-	-	45
General and administrative expenses	(100)	(203)	-	(708)	-	(376)	(1,387)
Selling expenses	(29)	(4,058)	-	(1,493)	-	(106)	(5,686)
Profit / (Loss) from operations	617	424	-	(71)	-	(250)	720
Share of profit / (loss) of joint ventures and associates	97	-	334	-	-	(93)	338
Segment profit / (loss)	714	424	334	(71)	-	(343)	1,058
Operating assets (ii)	60,197	29,440	-	27,345	4,602	25,405	146,989
Operating liabilities	(49,452)	(23,614)	-	(21,657)	-	(38,142)	(132,865)
Operating assets (liabilities), net	10,745	5,826	-	5,688	4,602	(12,737)	14,124

The following tables present a reconciliation between the total results of operations by segment information and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures from operations center in Argentina accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	Fiscal Year ended June 30, 2016
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
	(in millions of Ps.)
Revenues	31,518	(29)	1,194	(8)	32,675
Costs	(21,315)	17	(1,207)	6	(22,499)
Gross profit / (loss)	10,203	(12)	(13)	(2)	10,176
Gain from disposal of investment properties	1,113	-	-	-	1,113
General and administrative expenses	(1,941)	1	-	7	(1,933)
Selling expenses	(5,950)	2	-	-	(5,948)
Other operating results, net	31	(2)	-	(5)	24
Profit / (loss) from operations	3,456	(11)	(13)	-	3,432
Share of (loss) / profit of joint ventures and associates	437	10	-	-	447
Net segment profit / (loss) before financing and taxation	3,893	(1)	(13)	-	3,879

	Fiscal Year ended June 30, 2015
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
	(in millions of Ps.)
Revenues	2,548	(27)	887	(5)	3,403
Costs	(628)	14	(901)	4	(1,511)
Gross profit / (loss)	1,920	(13)	(14)	(1)	1,892
Gain from disposal of investment properties	1,163	-	-	-	1,163
General and administrative expenses	(378)	1	-	3	(374)
Selling expenses	(196)	2	-	-	(194)
Other operating results, net	28	2	-	(2)	28
Profit / (loss) from operations	2,537	(8)	(14)	-	2,515
Share of (loss) / profit of associates	(1,035)	12	-	-	(1,023)
Net segment profit / (loss) before financing and taxation	1,502	4	(14)	-	1,492

	Fiscal Year ended June 30, 2014
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
	(in millions of Ps.)
Revenues	2,156	(41)	736	(6)	2,845
Costs	(639)	24	(744)	5	(1,354)
Gross profit / (loss)	1,517	(17)	(8)	(1)	1,491
Gain from disposal of investment properties	236	-	-	-	236
General and administrative expenses	(300)	1	-	2	(297)
Selling expenses	(150)	4	-	-	(146)
Other operating results, net	(49)	4	-	(1)	(46)
Profit / (loss) from operations	1,254	(8)	(8)	-	1,238
Share of (loss) / profit of associates	(440)	26	-	-	(414)
Net segment profit / (loss) before financing and taxation	814	18	(8)	-	824

The following tables present a reconciliation between the total results of operations as per segment information and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures from operations center in Argentina accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	June 30,
	2016			2015	2014
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina	Operations Center in Argentina
	(in millions of Ps.)

Total assets per segment based on segment information	5,027	146,989	152,016	6,463	7,207
Less:
Proportionate share in assets per segment of joint ventures(3)	(118)	-	(118)	(97)	(150)
Plus:
Investment in joint ventures (1)	203	-	203	169	294
Other non-reportable assets(2)	6,899	-	6,899	3,087	2,459
Total assets per segment as per statement of financial position	12,011	146,989	159,000	9,622	9,810
__________________
(1)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2)
Includes deferred income tax, income tax credit, trade and other receivables investments in financial assets, cash and cash equivalents and intangible assets except for goodwill and right to receive units.
(3)
Below is a detail of the proportionate share in assets by segment of joint ventures of the operations center in Argentina, included in the information reported by segment:

	June 30,
	2016	2015	2014
	(in millions of Ps.)

Investment properties	111	88	137
Property, plant and equipment	1	1	-
Trading properties	1	3	8
Goodwill	5	5	5
Total proportionate share in assets per segment of joint ventures	118	97	150

	June 30, 2016			June 30, 2015	June 30, 2014
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina	Operations center in Argentina
Total liabilities per segment based on segment information	-	132,865	132,865	-	-
Plus/Less:
Other non-reportable liabilities	12,634	-	12,634	7,364	7,254
Total liabilities per segment as per statement of financial position	12,634	132,865	145,499	7,364	7,254

Share of profit/(loss) of joint ventures of Argentina’s Operating Center:

As stated in Note 2.3(e) to the Audited Consolidated Financial Statements as of June 30, 2016, 2015 and 2014 and for the fiscal years then ended, share of profit/(loss) of joint ventures Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Nuevo Puerto Santa Fe S.A., Quality Invest S.A. and Entertainment Holding S.A., are presented by application of the equity method in the line “Shares of profit/(loss) of associates and joint ventures” in the consolidated statement of income.

However, as indicated in Note 6 to the Audited Consolidated Financial Statements as of June 30, 2016, 2015 and 2014 and for the years then ended, in the business segment reporting, the operating results of these joint ventures are presented by application of proportionate consolidation. This method presents the results of joint ventures in the income statement line by line. The operating results of joint ventures are allocated to each business segment based on the nature of the operations that give rise to them. In addition, reporting contemplates certain transactions between related parties that have been eliminated at the level of the income statement but are, nonetheless, representative of genuine revenues and/or costs of each segment. These transactions include, mainly, leases of spaces and management fees.

Comparability of information:

During the fiscal year ended June 30, 2014, the Company made an investment in IDBD, through Dolphin, initially acquiring an equity interest of 26.65%. IDBD is one of the largest and most diversified business groups in Israel. Through its subsidiaries and other investments in several markets and sectors, such as real estate, retail, agribusiness, insurance, and telecommunications, among others, IDBD has controlling or minority interests in leading companies such as Clal Holding Insurance Enterprises (Insurance Company), Cellcom, Adama, Shufersal, and PBC among others.

On October 11, 2015, the Company obtained control of IDBD. In conformity with IFRS 3, IDBD’s results of operations is included in the Company’s financial statements since the acquisition date, without affecting the information from previous years.  See Note 4 to our Audited Consolidated Financial Statements. Therefore, the consolidated financial information for periods before the acquisition is not comparable to prior periods.

In addition, following the acquisition of IDBD, the Company established two levels in charge of allocating resources and assessing performance at the two operating centers, through executive committees based in Argentina and Israel. Consequently, the Company reports its financial performance on the basis of the new segment structure. Comparative information was amended to reflect the new organization, as applicable. The information by segment is now disclosed from two perspectives: geographic location and products and services. Geographically, the Company has established two operating centers to handle its global interests, one in Argentina and the other in Israel. The Company considers the activities developed by each operating center separately, and such activities are reportable operating segments on the basis of the nature of their products, services, operations and risks. In management’s opinion, the operating segments are grouped so as to reflect the similar economic features of each region, as well as the similar products and services being offered, types of clients and regulatory environments. For more information about our acquisition of control of IDBD see “Significant acquisitions, dispositions and development of business - Control obtainment of IDB Development”

On the other hand, during the fiscal years ended June 30, 2016, 2015 and 2014, the Argentine Peso depreciated against the US dollar and other currencies by approximately 66%, 12% and 51%, respectively, with the ensuing impact on the comparability of the figures disclosed in the Audited Consolidated Financial Statements, mainly as a result of the foreign exchange exposure of our revenues and costs from the “Offices and Others” segment and our assets and liabilities (mainly those of the Operations Center in Israel) denominated in foreign currency.

Operations Center in Argentina

Shopping Centers

For the fiscal years ended June 30, 2016 and 2015

During fiscal year 2016 we maintained the same portfolio of operating shopping centers.

As it concerns the new shopping centers inaugurated in fiscal year 2015, “Distrito Arcos” and “Alto Comahue”, the periods during which operating income (loss) was recorded were different in both years. Fiscal year 2016 includes 12 months of operations of Distrito Arcos and Alto Comahue, while fiscal year 2015 includes six months and a half, and three months and a half of operations, respectively. However, the income from these new developments, both in the income statement and in the information by segment, was not significant against the total figures of this segment, for the indicated years. For this reason, there were no material effects on the comparison of information.

For the fiscal years ended June 30, 2015 and 2014

During fiscal year 2015, we inaugurated two new shopping centers: “Distrito Arcos,” located in the area of Palermo, City of Buenos Aires, in December 2014 and “Alto Comahue,” located in the City of Neuquén, Argentine Patagonian region, in March 2015. Income from these new developments, both in the income statement and the information by segment was not significant against the total figures of this segment, for the indicated years. For this reason, there were no significant effects on information comparability.

Offices and others

For the fiscal years ended June 30, 2016 and 2015

During fiscal years ended June 30, 2016 and 2015, the comparability of revenues and costs from the Offices and Others segment was affected by the partial sale of rental property allocated to this segment. In this regard, during fiscal years ended June 30, 2016 and 2015 the Company sold several floors at the buildings Maipú 1300, Intercontinental Plaza, Bouchard 551 and Dique IV in its entirety (a leasable area of 30,658 sqm, accounting for approximately 27% of the total leasable area at the beginning of the year) and Isla Sirgadero.

For the fiscal years ended June 30, 2015 and 2014

During fiscal year 2015, the revenues and costs from our Offices and Others segment saw their comparability affected by partial sales of properties intended for lease allocated to that segment. In this respect, during fiscal years 2015 and 2014, 10,792 sqm of leasable surface area was sold (approximately 8.8% of total leasable area at the beginning of the fiscal year), and 8,744 sqm of leasable surface area (approximately 6.2% of total leasable area at the beginning of the fiscal year), respectively.

Additionally, in December 2014, the Company transferred 83,789 sqm of rental buildings from IRSA Inversiones y Representaciones S.A. to IRSA Propiedades Comerciales S.A. This transaction, though at the consolidated level, did not have accounting effects because it was a related party transaction, was considered a business combination, and therefore, costs related to this transaction of Ps.110.5 million were recognized as income during fiscal year 2015 in “Other operating results, net”.

Sales and Developments

Revenues and costs from this segment often vary significantly from one fiscal year to another due to the non-recurrence of different sales transactions performed by the Company throughout the time.

Hotels

For the fiscal years ended June 30, 2016, 2015 and 2014

During these fiscal years, there were no factors affecting comparability.

International

For the fiscal years ended June 30, 2016 and 2015

The most affected line in terms of comparability was “Share of profit / (loss) of associates and joint ventures” for, until October 11, 2015, the profit (loss) from the investment in IDBD at fair value was reported within the International segment.

On the other hand, the operating income (loss) from this segment was also affected, but to a lesser extent, by the profits (losses) derived from the Madison building, which was disposed of during fiscal year 2015. No operation involving this building was accounted for during fiscal year 2016 while operations with this building were included during fiscal year 2015 until September 2014.

For the fiscal years ended June 30, 2015 and 2014

Revenues and costs from the international segment were mainly affected by the only 3-month consolidation in fiscal 2015, compared to the 12-month consolidation in fiscal 2014, of the results of Rigby 183 LLC (“Rigby 183”), which owns the Madison 183 building, located in the City of New York, that was sold on September 2014, and to a lesser extent, by the effect of devaluation described above.

Financial Operations and Others

For the fiscal years ended June 30, 2016 and 2015

During fiscal year 2016, there were no factors affecting comparability, except for the effect of the change in the valuation of our investment in Avenida accounted for during the previous year. No operating income (loss) was accounted for during 2016 in relation to this investment, as compared to fiscal year 2015 when operating income (loss) was recorded for the first three months of the year.

For the fiscal years ended June 30, 2015 and 2014

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

Results of operations for the fiscal years ended on June 30, 2016 and 2015

Revenues

	Year ended on June 30, 2015
Revenues	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Operations Center in Argentina
Shopping Centers	3,487	20	(1,101)	-	2,406
Offices and Others	422	4	(93)	7	340
Sales and Developments	3	5	-	-	8
Hotels	533	-	-	1	534
International	-	-	-	-	-
Financial Operations and Others	1	-	-	-	1
Total Operations Center in Argentina	4,446	29	(1,194)	8	3,289

Operations Center in Israel
Real Estate	1,538	-	-	-	1,538
Supermarkets	18,610	-	-	-	18,610
Agrochemicals	-	-	-	-	-
Telecommunications	6,655	-	-	-	6,655
Insurance	-	-	-	-	-
Other	1,426	-	-	-	1,426
Total Operations Center in Israel	28,229	-	-	-	28,229
Total Revenues	32,675	29	(1,194)	8	31,518
Operations Center in Argentina
Shopping Centers	2,571	13	(806)	-	1,778
Offices and Others	398	9	(79)	5	333
Sales and Developments	10	5	-	-	15
Hotels	396	-	-	-	396
International	28	-	(2)	-	26
Financial Operations and Others	-	-	-	-	-
Total Revenues	3,403	27	(887)	5	2,548

Revenues from sales, leases and services, increased Ps.29,272 million, from Ps.3,403 million during fiscal year 2015 to Ps.32,675 million during fiscal year 2016 (Ps.28,229 million of which derive from the Operations Center in Israel and Ps.4,446 million from the Operations Center in Argentina). Without considering the revenues from the Operations Center in Israel, revenues from sales, leases and services increased by 30.6%.

Revenues from common maintenance expenses and common advertising fund increased by 34.6%, from Ps.887 million (of which Ps.806 million are allocated to the Shopping Centers segment and Ps.79 million are allocated to the Offices and Others segment within the Operations Center in Argentina) during fiscal year 2015 to Ps.1,194 million (of which Ps.1,101 million are allocated to the Shopping Centers segment and Ps.93 million are allocated to the Offices and Others segment) during fiscal year 2016.

Furthermore, revenues from interests in our joint ventures increased 7.4%, from Ps.27 million during fiscal year 2015 (of which Ps.13 million are allocated to the Shopping Centers segment, Ps.9 million to the Offices and Others segment, and Ps.5 million to the Sales and Developments segment within the Operations Center in Argentina) to Ps.29 million during fiscal year 2016 (of which Ps.20 million are allocated to the Shopping Centers segment, Ps.4 million to the Offices and Others segment, and Ps.5 million to the Sales and Developments segment within the Operations Center in Argentina), mainly as a result of increased revenues from our joint business Nuevo Puerto Santa Fe S.A, and partially offset by a decline in revenues from our joint business Quality Invest S.A.

Finally, inter-segment revenues increased by 60%, from Ps.5 million during fiscal year 2015 (allocated to the Offices and Others segment within the Operations Center in Argentina) to Ps.8 million during fiscal year 2016 (of which Ps.7 million are allocated to the Offices and Others segment and Ps.1 million to the Hotels segment within the Operations Center in Argentina).

Thus, according to business segment reporting (taking into consideration the revenues from our joint businesses and without considering the revenues from common maintenance expenses and common advertising fund or inter-segment revenues), revenues grew by Ps.28,970 million from Ps.2,548 million during fiscal year 2015 to Ps.31,518 million during fiscal year 2016 (of which Ps.28,229 million are derived from the Operations Center in Israel and Ps.3,289 million are derived from the Operations Center in Argentina). Without considering the revenues from the Operations Center in Israel, revenues, pursuant to business segment reporting, grew by 29.1%.

Operations Center in Argentina

Shopping Centers. Revenues from the Shopping Centers segment increased by 35.3%, from Ps.1,778 million during fiscal year 2015 to Ps.2,406 million during fiscal year 2016. This increase was mainly attributable to: (i) a Ps.465 million increase in the revenues from base and percentage rents stemming from a 34.4% increase in our tenants’ total sales, from Ps.21,509 million during fiscal year 2015 to Ps.28,905 million during fiscal year 2016, (ii) a Ps.52 million increase in revenues from admission fees, (iii) a Ps.41 million increase in revenues from parking lot, and (iv) a Ps.34 million increase in revenues from commissions, among other items.

Offices and Others. Revenues from the Offices and Others segment rose by 2.1% from Ps.333 million during fiscal year 2015 to Ps.340 million during fiscal year 2016. They were affected by the partial sales of investment properties that took place during fiscal year 2016 and caused a reduction in the segment’s total leasable surface area. Rental revenues, considering properties that are similar for both fiscal years on account of no reductions in their leasable area, rose by 34.0%, from Ps.200 million during fiscal year ended June 30, 2015 to Ps.268 million during fiscal year ended June 30, 2016, mainly due to the depreciation of the Peso while rental revenues associated with properties whose leasable area had sustained a reduction, dropped by 49.5%, from Ps.111 million during fiscal year 2015 to Ps.56 million during fiscal year 2016. At the end of fiscal year 2016, the average occupancy rate for the portfolio of premium offices had been 97.7% and the average rental remained close to US$27 per square meter.

Sales and Developments. Revenues from the Sales and Developments segment decreased by 46.7%, from Ps.15 million during fiscal year 2015 to Ps.8 million during fiscal year 2016. This reduction is mainly due to lower revenues from the sales of units at Condominios I and II (Ps.7 million).

Hotels. Revenues from our Hotels segment rose by 34.8%, from Ps.396 million during fiscal year 2015 to Ps.534 million during fiscal year 2016, primarily due to a 34.4% increase in the average rate per room (measured in pesos) of our hotel portfolio.

International. Revenues from the International segment dropped by 100.0% as compared to the Ps.26 million accounted for in fiscal year 2015 due to the sale of the Madison 183 building completed by the Company in fiscal year 2015.

Financial Operations and Others. Revenues from the Financial Operations and Others segment did not experience significant changes during the reported periods.

Operations Center in Israel

Real Estate. During fiscal year 2016, revenues from the Real Estate segment totaled Ps.1,538 million.

Supermarkets. During fiscal year 2016, revenues from the Supermarkets segment totaled Ps.18,610 million.

Telecommunications. During fiscal year 2016, revenues from the Telecommunications segment totaled Ps.6,655 million.

Others. During fiscal year 2016, revenues from the Others segment totaled Ps.1,426 million.

Costs

	Year ended on June 30, 2016
Costs	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Operations Center in Argentina
Shopping Centers	(1,505)	(4)	1,113	(6)	(402)
Offices and Others	(137)	(8)	94	-	(51)
Sales and Developments	(15)	(5)	-	-	(20)
Hotels	(361)	-	-	-	(361)
International	-	-	-	-	-
Financial Operations and Others	-	-	-	-	-

	Year ended on June 30, 2016
Costs	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
Total Operations Center in Argentina	(2,018)	(17)	1,207	(6)	(834)

Operations Center in Israel
Real Estate	(837)	-	-	-	(837)
Supermarkets	(13,925)	-	-	-	(13,925)
Agrochemicals	-	-	-	-	-
Telecommunications	(4,525)	-	-	-	(4,525)
Insurance	-	-	-	-	-
Other	(1,194)	-	-	-	(1,194)
Total Operations Center in Israel	(20,481)	-	-	-	(20,481)
Total Costs	(22,499)	(17)	1,207	(6)	(21,315)

Operations Center in Argentina
Shopping Centers	(1,102)	(4)	820	(4)	(290)
Offices and Others	(108)	(5)	79	-	(34)
Sales and Developments	(14)	(5)	-	-	(19)
Hotels	(278)	-	-	-	(278)
International	(9)	-	2	-	(7)
Financial Operations and Others	-	-	-	-	-
Total Costs	(1,511)	(14)	901	(4)	(628)

	Year ended on June 30, 2015
Costs	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Operations Center in Argentina
Shopping Centers	(1,102)	(4)	820	(4)	(290)
Offices and Others	(108)	(5)	79	-	(34)
Sales and Developments	(14)	(5)	-	-	(19)
Hotels	(278)	-	-	-	(278)
International	(9)	-	2	-	(7)
Financial Operations and Others	-	-	-	-	-
Total Costs	(1,511)	(14)	901	(4)	(628)

Total consolidated costs, pursuant to the income statement, increased by Ps.20,988 million, from Ps.1,511 million during fiscal year 2015 to Ps.22,499 million during fiscal year 2016 (of which Ps.20,481 million are derived from the Operations Center in Israel and Ps.2,018 million from the Operations Center in Argentina). Without considering the costs from the Operations Center in Israel, costs rose by 33.6%. Total consolidated costs as a percentage of total consolidated revenues also increased by 44.4% during fiscal year 2015 to 68.9% during fiscal year 2016, and such increase is mainly attributable to the Operations Center in Israel. Without considering the costs from the Operations Center in Israel, consolidated costs as a percentage of total consolidated revenues experienced a slight increase from 44.4% during fiscal year 2015 to 45.4% during fiscal year 2016.

In turn, costs from common maintenance expenses and the common advertising fund increased by 34.0%, from Ps.901 million during fiscal year 2015 (of which Ps.820 million are allocated to the Shopping Centers segment and Ps.79 million to the Offices and Others segment within the Operations Center in Argentina) to Ps.1,207 million during fiscal year 2016 (of which Ps.1,113 million are allocated to the Shopping Centers segment and Ps.94 million to the Offices and Others segment within the Operations Center in Argentina), mainly due to increased costs originated by our Shopping Centers, which rose by 35.7% from Ps.820 million in fiscal year 2015 to Ps.1,113 million in fiscal year 2016, mainly as a result of: (i) an increase in advertising expenses of Ps.111.8 million, (ii) an increase in salaries, social security charges and other personnel expenses of Ps.103.1 million; (iii) an increase in maintenance, security, cleaning, repair and other expenses of Ps.100.8 million(caused mainly by price raises in security and cleaning services and in public utilities rates), (iv) an increase in taxes, rates and contributions, and other expenses of Ps.25.5 million; and (v) an increase in other expenses of Ps.42 million (to cover the deficit in the common advertising fund and common maintenance expenses). Such change was also attributable to: a Ps.54.1 million increase from Ps.28.3 million during fiscal year 2015 to Ps.82.4 million during fiscal year 2016, mostly caused by the acquisition of new buildings (maintenance, cleaning, lease, common maintenance andother expenses of Ps.36.1 million, salaries and social security charges of Ps.10.8 million, and taxes, rates and contributions, and utilities of Ps.8.9 million).

Furthermore, costs from our joint ventures showed a net increase of 21.4%, from Ps.14 million during fiscal year 2015 (of which Ps.4 million are allocated to the Shopping Centers segment, Ps.5 million to the Offices and Others segment, and Ps.5 million to the Sales and Developments segment within the Operations Center in Argentina) to Ps.17 million during fiscal year 2016 (of which Ps.4 million are allocated to the Shopping Centers segment, Ps.8 million to the Offices and Others segment, and Ps.5 million to the Sales and Developments segment within the Operations Center in Argentina).

Finally, costs from inter-segment transactions increased by 50.0%, from Ps.4 million during fiscal year 2015 to Ps.6 million during fiscal year 2016 (which are fully allocated to the Shopping Centers segment within the Operations Center in Argentina).

Therefore, based on business segment reporting (taking into consideration the costs from our joint businesses and without considering the costs from common maintenance expenses and common advertising fund or costs from inter-segment operations), costs rose by Ps.20,687 million from Ps.628 million during fiscal year 2015 to Ps.21,315 million during fiscal year 2016 (of which Ps.20,481 million are attributable to the Operations Center in Israel and Ps.834 million to the Operations Center in Argentina). Without considering the costs from the Operations Center in Israel, costs rose by 32.8%. Furthermore, total costs as a percentage of total revenues, pursuant to business segment reporting, increased from 24.6% during fiscal year 2015 to 67.6% during fiscal year 2016, and such increase is mainly attributable to the Operating Center in Israel. Without considering the effect of the Operations Center in Israel, total costs as a percentage of total revenues experienced a slight increase from 24.6% during fiscal year 2015 to 25.4% during fiscal year 2016.

Operations Center in Argentina

Shopping Centers. Costs from the Shopping Centers segment increased by 38.6%, from Ps.290 million during fiscal year 2015 to Ps.402 million during fiscal year 2016. This increase is mainly due to: (i) higher depreciation and amortization costs of Ps.56 million; (ii) increased lease and common maintenance expenses of Ps.30 million; (iii) a Ps.10 million increase in maintenance, security, cleaning, repair and other expenses (caused mainly by higher security and cleaning services expenses and increased public utilities costs); and (iv) a Ps.10 million increase in salaries, social security charges and other personnel expenses, among other items. Costs from the Shopping Centers segment, as a percentage of revenues derived from this segment, increased slightly from 16.3% during the fiscal year ended June 30, 2015 to 16.7% during fiscal year 2016.

Offices and Others. Costs in the Offices and Others segment increased by 50.0%, from Ps.34 million during fiscal year 2015 to Ps.51 million during fiscal year 2016, mainly as a consequence of: (i) a Ps.7 million increase in maintenance, security, cleaning, repair and other expenses; (ii) an increase in lease and common maintenance expenses of Ps.6 million and (iii) an increase in amortization and depreciation expense of Ps.5 million. This variance is affected by the partial sales of investment properties available for lease during fiscal year 2016. Costs associated to non-comparable properties increased by 4.0%, from Ps.9 million to Ps.10 million. In addition, costs, costs associated with comparable properties in both fiscal years when there were no partial sales, increased by 76.8%, from Ps.24 million to Ps.42 million, primarily owing to increased maintenance costs. Total costs in the Offices and Others segment, as a percentage of this segment’s revenues, rose from 10.2% during fiscal year 2015 to 15.0% during fiscal year 2016.

Sales and Developments. This segment’s costs often exhibit significant changes from period to period because of the non-recurrence of the sales of properties by the Company over time. The costs associated to our Sales and Developments segment increased by 5.3%, from Ps.19 million during fiscal year 2015 to Ps.20 million during fiscal year 2016. Costs in the Sales and Developments segment, as a percentage of this segment’s revenues, increased from 126.7% during fiscal year 2015 to 250.0% during fiscal year 2016.

Hotels. Costs in the Hotels segment rose by 29.9%, from Ps.278 million during fiscal year 2015 to Ps.361 million during fiscal year 2016, mainly due to: (i) a Ps.52 million increase in salaries, social security charges and other personnel expenses; (ii) increased charges, amounting to Ps.19 million, as maintenance and repairs; and (iii) an increase of Ps.7 million and Ps.5 million in service fees and in the cost of food, beverages and other hotel-related expenses, respectively. Costs in the Hotels segment, as a percentage of segment revenues, decreased from 70.2% during fiscal year 2015 to 67.6% during fiscal year 2016.

International. Costs in the International segment dropped by 100.0%, as compared to the Ps.7 million accounted for during fiscal year 2015. Such decrease is mainly attributable to the sale of the Madison 183 building in fiscal year 2015, which used to be allocated to rental property.

Operations Center in Israel

Real Estate. During fiscal year 2016, costs from the Real Estate segment totaled Ps.837 million. Costs, as a percentage of segment revenues amounted to 54.4%.

Supermarkets. During fiscal year 2016, costs from the Supermarkets segment totaled Ps.13,925 million. Costs, as a percentage of segment revenues, amounted to 74.8%.

Telecommunications. During fiscal year 2016, costs from the Telecommunications segment totaled Ps.4,525 million. Costs, as a percentage of segment revenues amounted to 68.0%.

Others. During fiscal year 2016, costs from the Others segment totaled Ps.1,194 million. Costs, as a percentage of segment revenue amounted to 83.7%.

Gross profit

	Year ended on June 30, 2016
Gross profit	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Operations Center in Argentina
Shopping Centers	1,982	16	12	(6)	2,004
Offices and Others	285	(4)	1	7	289
Sales and Developments	(12)	-	-	-	(12)
Hotels	172	-	-	1	173
International	-	-	-	-	-
Financial Operations and Others	1	-	-	-	1
Total Operations Center in Argentina	2,428	12	13	2	2,455

Operations Center in Israel
Real Estate	701	-	-	-	701
Supermarkets	4,685	-	-	-	4,685
Agrochemicals	-	-	-	-	-
Telecommunications	2,130	-	-	-	2,130
Insurance	-	-	-	-	-
Other	232	-	-	-	232
Total Operations Center in Israel	7,748	-	-	-	7,748
Total Gross profit	10,176	12	13	2	10,203

	Year ended on June 30, 2015
Gross profit	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Operations Center in Argentina
Shopping Centers	1,469	9	14	(4)	1,488
Offices and Others	290	4	-	5	299
Sales and Developments	(4)	-	-	-	(4)
Hotels	118	-	-	-	118
International	19	-	-	-	19
Financial Operations and Others	-	-	-	-	-
Total Gross profit	1,892	13	14	1	1,920

Total consolidated gross profit increased by Ps.8,284 million, from Ps.1,892 million during fiscal year 2015 to Ps.10,176 million during fiscal year 2016 (of which Ps.7,748 million was derived from the Operations Center in Israel and Ps.2,428 million from the Operations Center in Argentina). Excluding the results of the Operations Center in Israel, gross profit rose by 28.3%. Total consolidated gross profit, as a percentage of revenues from sales, leases and services, decreased 55.6% during fiscal year 2015 to 31.1% during fiscal year 2016. Excluding the results of the Operations Center in Israel, total consolidated gross profit experienced a slight decline from 55.6% during fiscal year 2015 to 54.6% during fiscal year 2016.

Total gross profit from common maintenance expenses and the common advertising fund did not experience significant changes and remained at approximately Ps.14 million in both fiscal years (mostly allocated to the Shopping Centers segment).

Furthermore, gross profit from our joint businesses decreased by 7.7% from Ps.13 million in fiscal year 2015 to Ps.12 million in fiscal year 2016.

Therefore, based on business segment reporting (taking into consideration the gross profit from our joint businesses and without considering the gross profit from common maintenance expenses and common advertising fund or inter-segment gross profits), gross profit rose by Ps.8,283 million from Ps.1,920 million during fiscal year 2015 to Ps.10,203 million during fiscal year 2016 (of which Ps.7,748 million was attributable to the Operations Center in Israel and Ps.2,455 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, gross profit rose by 27.9%. Furthermore, gross profit as a percentage of revenues, pursuant to business segment reporting, decreased from 75.4% during fiscal year 2015 to 32.4% during fiscal year 2016. Excluding the results of the Operations Center in Israel, gross profit as a percentage of total revenues experienced a slight decline from 75.4% during fiscal year 2015 to 74.6% during fiscal year 2016.

Operations Center in Argentina

Shopping Centers. Gross profit at the Shopping Centers segment increased by 34.7%, from Ps.1,488 million during fiscal year 2015 to Ps.2,004 million during fiscal year 2016, mainly due to an increase in our tenants’ total sales, resulting in higher lease payments as a percentage of volume sales. Gross profit from the Shopping Centers segment as a percentage of this segment’s revenues experienced a slight decline from 83.7% during fiscal year 2015 to 83.3% during fiscal year 2016.

Offices and Others. Gross profit at the Offices and Others segment fell by 3.3%, from Ps.299 million during fiscal year 2015 to Ps.289 million during fiscal year 2016. Gross profit for the Offices and Others segment as a percentage of this segment’s revenues decreased from 89.8% during fiscal year 2015 to 85.0% during fiscal year 2016.

Sales and Developments. Gross profit (loss) at the Sales and Developments segment increased by Ps.8 million, from a loss of Ps.4 million during fiscal year 2015 to a loss of Ps.12 million during fiscal year 2016, mainly due to lower sales accounted for during fiscal year 2016 and an increase in maintenance and preservation costs in connection with these properties.

Hotels. Gross profit at the Hotels segment rose by 46.6%, from Ps.118 million during fiscal year 2015 to Ps.173 million during fiscal year 2016. Gross profit for the Hotels segment, as a percentage of this segment’s revenues, rose from 29.8% during fiscal year 2015 to 32.4% during fiscal year 2016.

International. Gross profit at the International segment dropped by 100.0% from the Ps.19 million accounted for during fiscal year 2015.

Financial Operations and Others. Gross profit at the Financial Operations and Others segment did not experience significant changes during the reported periods.

Operations Center in Israel

Real Estate. During fiscal year 2016, gross profit from the Real Estate segment totaled Ps.701 million. Gross profit, as a percentage of segment revenues amounted to 45.6%.

Supermarkets. During fiscal year 2016, gross profit from the Supermarkets segment totaled Ps.4,685 million. Gross profit, as a percentage of segment revenues amounted to 25.2%.

Shufersal’s results in the first half of calendar year 2016 were affected by the following key factors:

·
Continued increased efficiency with respect to its real estate assets.

·
Shufersal is continuing to prepare strategies for various scenarios in connection with the change in ownership of the Mega chain in the city centers.

·
Continued acceleration of the development of Shufersal’s digital platform, which primarily included the Shufersal Online, including the opening of designated warehouses.

·
Continued building of its private brand.

Telecommunications. During fiscal year 2016, gross profit from the Telecommunications segment totaled Ps.2,130 million. Gross profit, as a percentage of segment revenues amounted to 32.0%.

Others. During fiscal year 2016, gross profit from the Others segment totaled Ps.232 million. Gross profit, as a percentage of segment revenues amounted to 16.3%.

Gain from disposal of investment properties

Total gain from disposal of investment properties, based on business segment reporting, fell by 4.3%, from Ps.1,163 million during fiscal year 2015 (allocated to the Operations Center in Argentina) to Ps.1,113 million during fiscal year 2016 (of which Ps.1,068 million are attributable to the Operations Center in Argentina and Ps.45 million to Operations Center in Israel). Without considering the effect of the Operations Center in Israel, total gain from the disposal of investment properties decreased by 8.2%. Total gain from disposal of investment properties, as a percentage of revenues from sales, leases and services, declined by 34.2% during fiscal year 2015 to 3.3% during fiscal year 2016. Excluding the effect of the gain from the disposal of investment properties attributable to the Operations Center in Israel, gain from disposal of investment properties as a percentage of total revenues declined from 34.2% in fiscal year 2015 to 24.0% in fiscal year 2016.

Operations Center in Argentina

Sales and Developments. Gain from disposal of investment properties from our Sales and Developments segment fell by 8.2%, from Ps.1,163 million during fiscal year 2015 to Ps.1,068 million during fiscal year 2016, due primarily to the lower level of sales of functional units at Bouchard 551 (Ps.459 million) and Madison Ave. (Ps.297 million), partially offset by the sale of all units at Dique IV (Ps.587 million) and functional units at Intercontinental Plaza (Ps.300 million), Maipú 1300 (Ps.110 million) and Isla Sirgadero (Ps.33 million), among others.

Operations Center in Israel

Real Estate. During fiscal year 2016, the gain from disposal of investment properties from the Real Estate segment was Ps.45 million.

General & administrative expenses

	Year ended on June 30, 2016
General & administrative expenses	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Operations Center in Argentina
Shopping Centers	(178)	-	-	(1)	(179)
Offices and Others	(50)	-	-	-	(50)
Sales and Developments	(126)	(1)	-	(4)	(131)
Hotels	(101)	-	-	(2)	(103)
International	(91)	-	-	-	(91)
Financial Operations and Others	-	-	-	-	-
Total Operations Center in Argentina	(546)	(1)	-	(7)	(554)

Operations Center in Israel
Real Estate	(100)	-	-	-	(100)
Supermarkets	(203)	-	-	-	(203)
Agrochemicals	-	-	-	-	-
Telecommunications	(708)	-	-	-	(708)
Insurance	-	-	-	-	-
Other	(376)	-	-	-	(376)
Total Operations Center in Israel	(1,387)	-	-	-	(1,387)
Total General & administrative expenses	(1,933)	(1)	-	(7)	(1,941)

	Year ended on June 30, 2015
General & administrative expenses	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Operations Center in Argentina
Shopping Centers	(136)	-	-	-	(136)
Offices and Others	(57)	-	-	(1)	(58)
Sales and Developments	(49)	(1)	-	-	(50)
Hotels	(76)	-	-	(2)	(78)
International	(56)	-	-	-	(56)
Financial Operations and Others	-	-	-	-	-
Total General & administrative expenses	(374)	(1)	-	(3)	(378)

Total general & administrative expenses increased by Ps.1,559 million, from Ps.374 million during fiscal year 2015 to Ps.1,933 million during fiscal year 2016 (of which Ps.1,387 million are attributable to the Operations Center in Israel and Ps.546 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, total general & administrative expenses rose by 46.0%. Total general & administrative expenses, as a percentage of revenues from sales, leases and services, fell from 11.0% during fiscal year 2015 to 5.9% during fiscal year 2016. Without considering the effect of the Operations Center in Israel, total general & administrative expenses, pursuant to the income statement, experienced a slight increase from 11.0% during fiscal year 2015 to 12.3% during fiscal year 2016.

General & administrative expenses from our joint ventures did not experience significant changes during the reported periods.

General & administrative expenses from inter-segment transactions increased by Ps.4 million, from Ps.3 million during fiscal year 2015 to Ps.7 million during fiscal year 2016 (which are mainly allocated to the Sales and Developments and Hotels segments within the Operations Center in Argentina in 2016 and to Hotels in 2015).

Therefore, based on business segment reporting (taking into consideration the general & administrative expenses from our joint businesses and without considering common maintenance expenses and the common advertising fund and expenses related to inter-segment operations), general & administrative expenses rose by Ps.1,563 million from Ps.378 million during fiscal year 2015 to Ps.1,941 million during fiscal year 2016 (of which Ps.1,387 million are attributable to the Operations Center in Israel and Ps.554 million to the Operations Center in Argentina). Without considering the general & administrative expenses from the Operations Center in Israel, general & administrative expenses pursuant to business segment reporting rose by 46.6%. Furthermore, general & administrative expenses as a percentage of revenues, pursuant to business segment reporting, declined from 14.8% during fiscal year 2015 to 6.2% during fiscal year 2016. Without considering the effect of the Operations Center in Israel, total general & administrative expenses as a percentage of total revenues experienced a slight increase from 14.8% during fiscal year 2015 to 16.8% during fiscal year 2016.

Operations Center in Argentina

Shopping Centers. General & administrative expenses in the Shopping Centers segment increased by 31.6%, from Ps.136 million during fiscal year 2015 to Ps.179 million during fiscal year 2016, mainly as a result of: (i) a Ps.18 million increase in salaries, social security charges and other personnel expenses; (ii) a Ps.13 million increase in Director’s fees; and (iii) a Ps.7 million rise in fees and payment for services, among other reasons. General & administrative expenses of Shopping Centers, as a percentage of this segment’s revenues, fell slightly from 7.6% during fiscal year 2015 to 7.4% during fiscal year 2016.

Offices and Others. General & administrative expenses in our Offices and Others segment declined by 13.8%, from Ps.58 million during fiscal year 2015 to Ps.50 million during fiscal year 2016, primarily due to: (i) a Ps.12 million decrease in salaries, social security charges and other personnel expenses; partially offset by (ii) a Ps.6 million increase in Directors’ fees, among other reasons. The segment’s general & administrative expenses, as a percentage of this segment’s revenues, fell from 17.4% during fiscal year 2015 to 14.7% during fiscal year 2016.

Sales and Developments. General & administrative expenses associated to our Sales and Developments segment increased by Ps.81 million, from Ps.50 million during fiscal year 2015 to Ps.131 million during fiscal year 2016, primarily owing to: (i) a Ps.26 million increase in salaries, social security charges and other personnel expenses, (ii) a Ps.24 million increase in fees and payment for services, and (iii) a Ps.21 million increase in Director’s fees, among other reasons.

Hotels. General & administrative expenses associated to our Hotels segment rose by 32.1%, from Ps.78 million during fiscal year 2015 to Ps.103 million during fiscal year 2016, mainly as a result of: (i) a Ps.12 million increase in salaries, social security charges and other personnel expenses; and (ii) a Ps.6 million increase in fees and payments for services, among others. General & administrative expenses associated with the Hotels segment as a percentage of this segment’s revenues rose from 19.7% during fiscal year ended 2015 to 19.3% during fiscal year 2016.

International. General & administrative expenses associated to our International segment increased by 62.5%, from Ps.56 million during fiscal year 2015 to Ps.91 million during fiscal year 2016, mainly as a result of fees incurred in connection with our investment in IDBD.

Financial Operation and Others. General & administrative expenses associated to our Financial Operations and Others segment did not show significant changes for the fiscal years under discussion.

Operations Center in Israel

Real Estate. During fiscal year 2016, general & administrative expenses associated to the Real Estate segment totaled Ps.100 million. General & administrative expenses as a percentage of segment revenues amounted to 6.5%.

Supermarkets. During fiscal year 2016, general & administrative expenses associated to the Supermarkets segment totaled Ps.203 million. General & administrative expenses as a percentage of segment revenues amounted to 1.1%.

Telecommunications. During fiscal year 2016, general & administrative expenses associated to the Telecommunications segment totaled Ps.708 million. General & administrative expenses as a percentage of segment revenues amounted to 10.6%.

Others. During fiscal year 2016, general & administrative expenses associated to the Others segment totaled Ps.376 million. General & administrative expenses as a percentage of segment revenues amounted to 26.4%.

Selling expenses

	Year ended on June 30, 2016
Selling expenses	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Operations Center in Argentina
Shopping Centers	(144)	(1)	-	-	(145)
Offices and Others	(12)	-	-	-	(12)
Sales and Developments	(35)	(1)	-	-	(36)
Hotels	(69)	-	-	-	(69)
International	-	-	-	-	-
Financial Operations and Others	(2)	-	-	-	(2)
Total Operations Center in Argentina	(262)	(2)	-	-	(264)

Operations Center in Israel
Real Estate	(29)	-	-	-	(29)
Supermarkets	(4,058)	-	-	-	(4,058)
Agrochemicals	-	-	-	-	-
Telecommunications	(1,493)	-	-	-	(1,493)
Insurance	-	-	-	-	-
Other	(106)	-	-	-	(106)
Total Operations Center in Israel	(5,686)	-	-	-	(5,686)
Total Selling expenses	(5,948)	(2)	-	-	(5,950)

	Year ended on June 30, 2015
Selling expenses	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Operations Center in Argentina
Shopping Centers	(112)	(1)	-	-	(113)
Offices and Others	(22)	-	-	-	(22)
Sales and Developments	(8)	(1)	-	-	(9)
Hotels	(52)	-	-	-	(52)
International	-	-	-	-	-
Financial Operations and Others	-	-	-	-	-
Total Selling expenses	(194)	(2)	-	-	(196)

Total consolidated selling expenses, increased by Ps.5,754 million, from Ps.194 million during fiscal year 2015 to Ps.5,948 million during fiscal year 2016 (of which Ps.5,686 million are attributable to the Operations Center in Israel and Ps.262 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, selling expenses increased by 35.1%. Total consolidated selling expenses, as a percentage of revenues from sales, leases and services, increased from 5.7% during fiscal year 2015 to 18.2% during fiscal year 2016. Without considering the effect of the Operations Center in Israel, total selling expenses, as a percentage of revenues from sales, leases and services, experienced a slight increase from 5.7% during fiscal year 2015 to 5.9% during fiscal year 2016.

In turn, selling expenses associated to our joint businesses did not experience significant changes during the reported periods.

Business segment reporting (taking into consideration the selling expenses from our joint businesses and without considering those related to common maintenance expenses and common advertising fund or inter-segment expenses), selling expenses increased by Ps.5,754 million from Ps.196 million during fiscal year 2015 to Ps.5,950 million during fiscal year 2016 (of which Ps.5,686 million are attributable to the Operations Center in Israel and Ps.264 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, selling expenses increased by 34.7%. Furthermore, selling expenses as a percentage of revenues, pursuant to business segment reporting, rose from 7.7% during fiscal year 2015 to 18.9% during fiscal year 2016. Without considering the effect of the Operations Center in Israel, selling expenses as a percentage of total revenues pursuant to business segment reporting, experienced a slight increase from 7.7% during fiscal year 2015 to 8.0% during fiscal year 2016.

Operations Center in Argentina

Shopping Centers. Selling expenses in the Shopping Centers segment rose by 28.3%, from Ps.113 during fiscal year 2015 to Ps.145 million during fiscal year 2016, primarily as a result of: (i) a Ps.29 million increase in the charge associated to taxes, rates and contributions; mainly due to higher charges associated to turnover tax, among other factors. Selling expenses, as a percentage of the Shopping Centers segment’s revenues, declined from 6.4% during fiscal year 2015 to 6.0% during fiscal year 2016.

Offices and Others. Selling expenses associated to our Offices and Others segment declined by 45.5%, from Ps.22 million during fiscal year 2015 to Ps.12 million during fiscal year 2016. Such variation was mainly due to a recovery of Ps.6 million from the loan loss charges, among other factors. The selling expenses associated to our Offices and Others segment, as a percentage of segment revenues, decreased from 6.6% during fiscal year 2015 to 3.5% during fiscal year 2016.

Sales and Developments. Selling expenses for the Sales and Developments segment increased by Ps.27 million, from Ps.9 million during fiscal year 2015 to Ps.36 million during fiscal year 2016, mainly as a result of an increase in taxes, rates and contributions of Ps.21 million, mostly attributable to an increase in turnover tax.

Hotels. The selling expenses associated to our Hotels segment rose by 32.7%, from Ps.52 million during fiscal year 2015 to Ps.69 million during fiscal year 2016, mainly due to: (i) a Ps.6 million increase in taxes, rates and contributions; and (ii) a Ps.5 million increase in fees and payments for services, among others. Selling expenses associated with our Hotels segment as a percentage of segment revenues experienced a slight decline from 13.1% during fiscal year 2015 to 12.9% during fiscal year 2016.

Financial Operations and Others. Selling expenses in the Financial Operations and Others segment did not experience significant changes during the reported years.

Operations Center in Israel

Real Estate. During fiscal year 2016, selling expenses associated to the Real Estate segment totaled Ps.29 million. Selling expenses as a percentage of the revenues derived from this segment amounted to 1.9%.

Supermarkets. During fiscal year 2016, selling expenses associated to the Supermarkets segment totaled Ps.4,058 million. Selling expenses as a percentage of the revenues derived from this segment amounted to 21.8%.

Telecommunications. During fiscal year 2016, selling expenses associated to the Telecommunications segment totaled Ps.1,493 million. Selling expenses as a percentage of the revenues derived from this segment amounted to 22.4%.

Others. During fiscal year 2016, selling expenses associated to the Others segment totaled Ps.106 million. Selling expenses as a percentage of the revenues derived from this segment amounted to 7.4%.

Other operating results, net

	Year ended on June 30, 2016
Other operating results, net	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Operations Center in Argentina
Shopping Centers	(40)	(2)	-	-	(42)
Offices and Others	(7)	-	-	1	(6)
Sales and Developments	(17)	4	-	4	(8)
Hotels	(2)	-	-	-	(2)
International	89	-	-	-	88

Year ended on June 30, 2016
Other operating results, net	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
Financial Operations and Others	1	-	-	-	1
Total Operations Center in Argentina	24	2	-	5	31

Operations Center in Israel
Real Estate	-	-	-	-	-
Supermarkets	-	-	-	-	-
Agrochemicals	-	-	-	-	-
Telecommunications	-	-	-	-	-
Insurance	-	-	-	-	-
Other	-	-	-	-	-
Total Operations Center in Israel	-	-	-	-	-
Total Other operating results, net	24	2	-	5	31

	Year ended on June 30, 2015
Other operating results, net	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Operations Center in Argentina
Shopping Centers	(48)	(2)	-	-	(49)
Offices and Others	(118)	-	-	1	(117)
Sales and Developments	13	-	-	1	13
Hotels	-	-	-	-	-
International	183	-	-	-	183
Financial Operations and Others	(2)	-	-	-	(2)
Total Other operating results, net	28	(2)	-	2	28

Other operating results, net, declined by Ps.4 million, from a net gain of Ps.28 million during fiscal year 2015 to a net gain of Ps.24 million during fiscal year 2016 (attributable to the Operations Center in Argentina). Such decline was mostly attributable to non-recurring expenses in connection with the transfer of assets from IRSA to IRSA PC (Ps.110 million) and the proceeds from the sale of our equity interest in Bitania (Ps.16 million) accounted for in 2015; partially offset by lower profits due to partially realized exchange gains during the period (Ps.92 million).

Other operating results, net from our joint ventures increased by Ps.4 million, from a loss of Ps.2 million during fiscal year 2015 (allocated to the Shopping Centers segment within the Operations Center in Argentina) to a gain of Ps.2 million during fiscal year 2016 (of which a gain of Ps.4 million is allocated to the Sales and Developments segment within the Operations Center in Argentina, and a loss of Ps.2 million to the Shopping Centers segment within the Operations Center in Argentina).

Other operating results from inter-segment operations increased by Ps.3 million, from Ps.2 million during fiscal year 2015 (allocated to the Offices and Others and Sales and Developments segments within the Operations Center in Argentina) to Ps.5 million during fiscal year 2016 (of which Ps.4 million are allocated to the Sales and Developments segment within the Operations Center in Argentina and Ps.1 million to the Offices and Others segment within the Operations Center in Argentina).

Therefore, according to business segment reporting (taking into consideration the Other operating results, net from our joint businesses and without considering those related to inter-segment operations), Other operating results, net rose by Ps.3 million from a net gain of Ps.28 million during fiscal year 2015 to a net gain of Ps.31 million during fiscal year 2016 (allocated to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, Other operating results, net rose by Ps.3 million.

Operations Center in Argentina

Shopping Centers. Other operating losses, net for the Shopping Centers segment declined by 14.3%, from Ps.49 million during fiscal year 2015 to Ps.42 million during fiscal year 2016, mainly as a consequence of a decrease in the provision for lawsuits and contingencies of Ps.8 million. Other operating losses, net, as a percentage of revenues from the Shopping Centers segment, shrank from 2.0% during fiscal year 2015 to 1.7% during fiscal year 2016.

Offices and Others. Other operating losses, net associated with our Offices and Others segment declined by Ps.111 million, from a loss of Ps.117 million during fiscal year 2015 to a loss of Ps.6 million during fiscal year 2016, mainly due to non-recurring expenses in connection with the transfer of assets from IRSA to IRSA CP for Ps.110 million accounted for in fiscal year 2015, among other factors.

Sales and Developments. Other operating income, net in connection with our Sales and Developments segment declined by Ps.21 million, from a gain of Ps.13 million during fiscal year 2015 to a loss of Ps.8 million during fiscal year 2016, mainly due to Ps.16 million in income during fiscal year 2015 owing to the sale of our share interest in Bitania, among other factors.

Hotels. Other operating losses, net associated to the Hotels segment increased by Ps.2 million, primarily owing to an increase in provisions for lawsuits and other contingencies.

International. Other operating results, net in this segment declined by 51.9% from a net gain of Ps.183 million during fiscal year 2015 to a net gain of Ps.88 million during fiscal year 2016, primarily due to a decline in income caused by the partial reversal of accumulated conversion differences. As of June 30, 2016, it is attributable to the reversal of conversion differences prior to IDBD’s business combination, whilst as of June 30, 2015, it is attributable to the reversal of the provision for conversion differences generated by the Rigby, following the partial repayment of the company’s capital stock.

Financial Operations and Others. Other operating results, net associated to our Financial Operations and Others segment did not show significant changes for the reported periods.

Operating income/(loss)

	Year ended on June 30, 2016
Operating income/(loss)	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Operations Center in Argentina
Shopping Centers	1,620	13	12	(7)	1,638
Offices and Others	216	(4)	1	8	221
Sales and Developments	878	3	-	-	881
Hotels	-	-	-	(1)	(1)
International	(3)	-	-	-	(3)
Financial Operations and Others	-	-	-	-	-
Total Operations Center in Argentina	2,711	12	13	-	2,736

Operations Center in Israel
Real Estate	617	-	-	-	617
Supermarkets	424	-	-	-	424
Agrochemicals	-	-	-	-	-
Telecommunications	(71)	-	-	-	(71)
Insurance	-	-	-	-	-
Other	(250)	-	-	-	(250)
Total Operations Center in Israel	720	-	-	-	720
Total Operating income/(loss)	3,432	12	13	-	3,456

	Year ended on June 30, 2015
Operating income/(loss)	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Operations Center in Argentina
Shopping Centers	1,173	7	14	(4)	1,190
Offices and Others	92	3	-	7	102
Sales and Developments	1,115	(2)	-	-	1,113
Hotels	(9)	-	-	(3)	(12)
International	146	-	-	-	146
Financial Operations and Others	(2)	-	-	-	(2)
Total Operating income/(loss)	2,515	8	14	-	2,537

Total consolidated operating income, pursuant to the income statement, increased by 36.5%, from Ps.2,515 million during fiscal year 2015 to Ps.3,432 million during fiscal year 2016 (of which Ps.720 million are attributable to the Operations Center in Israel and Ps.2,711 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, operating income/(loss) rose by 7.8%. Operating income/(loss), as a percentage of revenues from sales, leases and services, declined from 73.9% during fiscal year 2015 to 10.5% during fiscal year 2016. Without considering the effect of the Operations Center in Israel, total consolidated operating income/(loss), as a percentage of total revenues, decreased from 73.9% during fiscal year 2015 to 61.0% during fiscal year 2016.

Operating income/(loss) from our joint ventures increased by 50.0%, from Ps.8 million during fiscal year 2015 (of which a gain of Ps.7 million is allocated to the Shopping Centers segment; a gain of Ps.3 million is allocated to the Offices and Others segment, and a loss of Ps.2 million is allocated to the Sales and Developments segment within the Operations Center in Argentina) to Ps.12 million during fiscal year 2016 (of which a gain of Ps.13 million is allocated to the Shopping Centers segment; a loss of Ps.4 million is allocated to the Offices and Others segment, and a gain of Ps.3 million is allocated to the Sales and Developments segment within the Operations Center in Argentina), mainly as a result of an increase in operating income from Nuevo Puerto Santa Fe S.A. and Baicom, among others, partially offset by a decline in operating income from Quality S.A.

Operating income/(loss) associated to common maintenance expenses and common advertising fund did not experience significant changes and remained at approximately Ps.14 million in both fiscal years (allocated mainly to the Shopping Centers segment).

Operating income/(loss) from inter-segment operations did not experience significant changes during the reported periods.

Based on business segment reporting (taking into consideration the operating income/(loss) from our joint businesses and without considering operating income/(loss) related to common maintenance expenses and common advertising fund or inter-segment operations), operating income/(loss) rose by 36.2% from Ps.2,537 million during fiscal year 2015 to Ps.3,456 million during fiscal year 2016 (of which Ps.720 million are attributable to the Operations Center in Israel and Ps.2,736 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, operating income/(loss) rose by 7.8%. Furthermore, operating income/(loss) as a percentage of revenues, pursuant to business segment reporting, fell from 99.6% during fiscal year 2015 to 11.0% during fiscal year 2016. Without considering the effect of the Operations Center in Israel, total operating income/(loss) as a percentage of total revenues, pursuant to business segment reporting, declined from 99.6% during fiscal year 2015 to 83.2% during fiscal year 2016.

Operations Center in Argentina

Shopping Centers. Operating income in our Shopping Centers segment grew by 37.6%, from Ps.1,190 million in income during fiscal year 2015 to Ps.1,638 million in income during fiscal year 2016. Operating income for our Shopping Centers segment, as a percentage of this segment’s revenues, increased from 66.9% during fiscal year 2015 to 68.1% during fiscal year 2016.

Offices and Others. Operating income in our Offices and Others segment rose by 116.7%, from Ps.102 million in income during fiscal year 2015 to Ps.221 million in income during fiscal year 2016. Operating income in our Offices and Others segment measured as percentage of segment revenues increased from 30.9% during fiscal year 2015 to 65.0% during fiscal year 2016.

Sales and Developments. Operating income in our Sales and Developments segment fell by 20.8%, from income for Ps.1,113 million during fiscal year 2015 to income for Ps.881 million during fiscal year 2016.

Hotels. Operating income/(loss) in the Hotels segment grew by 91.7%, from a loss of Ps.12 million during fiscal year 2015 to a loss of Ps.1 million during fiscal year 2016.

International. Operating income/(loss) in our International segment shrank by 149 million from Ps.146 million in income during fiscal year 2015 to Ps.3 million loss during fiscal year 2016.

Financial Operations and Others. Operating income/(loss) for our Financial Operations and Others segment did not experience significant changes during the reported periods.

Operations Center in Israel

Real Estate. During fiscal year 2016, operating income associated to the Real Estate segment totaled Ps.617 million and, as a percentage of the revenues derived from this segment, amounted to 40.1%.

Supermarkets. During fiscal year 2016, operating income associated to the Supermarkets segment totaled Ps.424 million and, as a percentage of the revenues derived from this segment, amounted to 2.3%.

Telecommunications. During fiscal year 2016, operating loss associated to the Telecommunications segment totaled Ps.71 million.

Others. During fiscal year 2016, operating loss associated to the Others segment totaled Ps.250 million.

Share of profit / (loss) of associates and joint ventures

	Year ended on June 30, 2016
Share of profit / (loss) of associates and joint ventures	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Operations Center in Argentina
Shopping Centers	7	(7)	-	-	-
Offices and Others	6	8	-	-	14
Sales and Developments	16	(11)	-	-	5
Hotels	-	-	-	-	-
International	(151)	-	-	-	(151)
Financial Operations and Others	231	-	-	-	231
Total Operations Center in Argentina	109	(10)	-	-	99

Operations Center in Israel
Real Estate	97	-	-	-	97
Supermarkets	-	-	-	-	-
Agrochemicals	334	-	-	-	334
Telecommunications	-	-	-	-	-
Insurance	-	-	-	-	-
Other	(93)	-	-	-	(93)
Total Operations Center in Israel	338	-	-	-	338
Total Share of profit / (loss) of associates and joint ventures	447	(10)	-	-	437

	Year ended on June 30, 2015
Share of profit / (loss) of associates and joint ventures	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Shopping Centers	5	(5)	-	-	-
Offices and Others	(1)	(2)	-	-	(3)
Sales and Developments	7	(6)	-	-	1
Hotels	1	-	-	-	1
International	(1,189)	-	-	-	(1,189)
Financial Operations and Others	155	-	-	-	155
Total Share of profit / (loss) of associates and joint ventures	(1,023)	(12)	-	-	(1,035)

Our share of income of associates and joint ventures, pursuant to the income statement, increased by 143.7%, from a loss of Ps.1,023 million during fiscal year 2015 to an income of Ps.447 million during fiscal year 2016 (of which a gain of Ps.338 million is attributable to the Operations Center in Israel and an income of Ps.107 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, our share of loss of associates and joint ventures rose by 110.5%, mainly as a result of the losses derived from our International segment, partially offset by an increase in income from our Financial Operations and Others segment.

Furthermore, our net share of profit (loss) of associates and joint ventures from Nuevo Puerto Santa Fe S.A. (Shopping Centers segment), Quality Invest S.A. (Offices and Others segment),and Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment) experienced a change of 16.7%, from a loss of Ps.12 million during fiscal year 2015 to a loss of Ps.10 million during fiscal year 2016, mostly due to the results of Quality S.A., following a decline in that company’s revenues.

Operations Center in Argentina

Shopping Centers. According to business segment reporting, the share of profit of the joint venture Nuevo Puerto Santa Fe S.A. is presented on a line by line consolidated basis in this segment.

Offices and Others. According to business segment reporting, the share of profit/(loss) of the joint venture Quality Invest S.A. is presented on a line by line consolidated basis in this segment whereas the share of profit/(loss) generated by the indirect share interest in our associate La Rural S.A., through the joint ventures Entertainment Holding S.A. and Entretenimiento Universal S.A., remains net in this line and increased from a loss of Ps.3 million during fiscal year 2015 to Ps.14 million during fiscal year 2016.

Sales and developments. The share of profit of joint ventures Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. is presented on a line by line consolidated basis. The share of profit / (loss) of our associate Manibil S.A., presented in this line, rose by Ps.4 million, from Ps.1 million during fiscal year 2015 to Ps.5 million during fiscal year 2016.

Hotels. No share of profit / (loss) of associates and joint ventures was accounted for during the year in connection with this segment.

International. Our share of loss of associates in this segment declined by 87.3%, from Ps.1,189 million in loss during fiscal year 2015 to Ps.151 million in loss during fiscal year 2016, mainly due to: (i) the non-recurrence of losses from our investment in IDBD, from a loss of Ps.1,001 million during fiscal year 2015 to an income of Ps.79 million during fiscal year 2016 (the income (loss) derived from changes in the fair value of such investment was disclosed within the International segment until October 11, 2015); and (ii) increased losses derived from our investment in New Lipstick for Ps.55 million, partially offset by increased gains from Condor for Ps.15 million.

Financial Operations and Others. The share of profit of our associates in the Financial Operations and Others segment increased by 49.0%, from Ps.155 million during fiscal year 2015 to Ps.231 million during fiscal year 2016, mainly due to:(i) increased gains from our investments in BHSA for Ps.114 million and Banco de Crédito y Securitización for Ps.3 million, partially offset by: (ii) increased losses from our investment in Tarshop for Ps.23 million and (iii) the Ps.19 million non-recurring profit from our investment in Avenida made during fiscal year 2015, until the time the Company ceased to consider this investment as an associate.

Operations Center in Israel

Real Estate. During fiscal year 2016, the share of profit / (loss) of associates and joint ventures associated to the Real Estate segment totaled Ps.97 million.

Agrochemicals. During fiscal year 2016, the share of profit / (loss) of associates and joint ventures associated to the Agrochemicals segment (profit) totaled Ps.334 million.

Others. During fiscal year 2016, the share of profit / (loss) of associates and joint ventures associated to the Others segment (loss) totaled Ps.93 million.

Financial results, net

Net financial loss increased Ps.4,087 million, from a loss of Ps.933 million during fiscal year 2015 to a loss of Ps.5,020 million during fiscal year 2016 (of which Ps.3,167 million are derived from the Operations Center in Israel and Ps.1,844 million are derived from the Operations Center in Argentina).

Operations Center in Argentina

Net financial loss increased by 98.6%, from Ps.933 million during fiscal year 2015 to Ps.1,853 million during fiscal year 2016, mainly as a result of: (i) an increase of Ps.2,891 million in financial costs (mostly caused by: (a) an increase in currency exchange losses of Ps.2,183 million; (b) an increase in the interest expense on loans and notes for Ps.415 million, and (c) a negative charge in connection with the tender offers associated to IRSA CP Notes Series I and IRSA Notes Series I and II for Ps.187 million); partially offset by: (ii) increased gains from other financial results of Ps.1,406 million (mainly attributable to: (d) the exposure of financial derivatives at fair value for Ps.984 million and (e) other financial assets for Ps.423 million);and (iii) an increase in financial income of Ps.583 million (mainly caused by: (f) increased exchange gains and interest income for Ps.583 million.

Operations Center in Israel

The net financial loss from the Operations Center in Israel amounted to Ps.3,167 million, of which Ps.1,937 million are attributable to the exposure of financial assets and liabilities at fair value, mostly Clal’s shares of stock (Ps.1,945 million) and to a charge for impairment of investment properties of Ps.352 million.

Income Tax

The Company applies the deferred tax method to calculate the income tax applicable to the fiscal years under consideration, thus recognizing the temporary differences as tax assets and liabilities. Income tax expense was Ps.489 million loss during fiscal year 2015 and a Ps.149 million loss during fiscal year 2016, of which a Ps.207 million loss was derived from the Operations Center in Argentina and a Ps.58 million loss was derived from the Operations Center in Israel.

Income/(loss) for the year

As a result of the factors described above, income/(loss) for 2016 decreased from a gain of Ps.70 million during fiscal year 2015 to a loss of Ps.1,290 million during fiscal year 2016, of which a gain of Ps.761 million is attributable to the Operations Center in Argentina and a loss of Ps.2,051 million is attributable to the Operations Center in Israel.

Results of operations for the fiscal years ended on June 30, 2015 and 2014

Revenues

	Year ended on June 30, 2015
Revenues	Income statement (*)	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Shopping Centers	2,571	13	(806)	-	1,778
Offices and Others	398	9	(79)	5	333
Sales and Developments	10	5	-	-	15
Hotels	396	-	-	-	396
International	28	-	(2)	-	26
Financial Operations and Others	-	-	-	-	-
Total Revenues	3,403	27	(887)	5	2,548
(*) Includes revenues from sales, leases and services (Ps.2,516 million) and revenues from common maintenance expenses and common advertising fund (Ps.887 million).

	Year ended on June 30, 2014
Revenues	Income statement (*)	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Shopping Centers	2,032	9	(659)	1	1,383
Offices and Others	327	9	(70)	5	271
Sales and Developments	62	23	-	-	85
Hotels	332	-	-	-	332
International	91	-	(7)	-	84
Financial Operations and Others	1	-	-	-	1
Total Revenues	2,845	41	(736)	6	2,156
(*) Includes revenues from sales, leases and services (Ps.2,109 million) and revenues from common maintenance expenses and common advertising fund (Ps.736 million).

Revenues from sales, leases and services, pursuant to income statement, rose by 19.3%, from Ps.2,109 million during fiscal year 2014 to Ps.2,516 million during fiscal year 2015.

In turn, revenues from common maintenance expenses and common advertising fund increased by 20.5%, from Ps.736 million during fiscal year 2014 (of which Ps.659 million are allocated to the Shopping Centers segment) to Ps.887 million during fiscal year 2015 (of which Ps.806 million are allocated to the Shopping Centers segment).

Furthermore, revenues from interests in our joint ventures showed a 34.1% decrease, from Ps.41 million during fiscal year 2014 to Ps.27 million during fiscal year 2015, mainly due to lower revenues from sales related to the Horizons project, from the CYRSA S.A. joint venture.

Finally, inter-segment revenues decreased by 16.7%, from Ps.6 million during fiscal year 2014 (of which Ps.5 million are allocated to the Offices and Others segment) to Ps.5 million during fiscal year 2015 (allocated to the Offices and Others segment).

Thus, according to business segment reporting, revenues grew by 18.2%, from Ps.2,156 million during fiscal year 2014 to Ps.2,548 million during fiscal year 2015.

Shopping Centers. Revenues from the Shopping Centers segment rose by 28.6%, from Ps.1,383 million during fiscal year 2014 to Ps.1,778 million during fiscal year 2015. This increase arose mainly from: (i) a Ps.318 million increase in the revenues from base and percentage rents stemming from a 33.3% increase in our tenants’ total sales, from Ps.16,133 million during fiscal year 2014 to Ps.21,509 million during fiscal year 2015, (ii) a Ps.30 million increase in revenues from admission fees, (iii) a Ps.31 million increase in revenues from parking lot, and (iv) a Ps.17 million increase in revenues from commissions, management fees and others.

Offices and Others. Revenues from the Offices and Others segment rose by 22.9%, from Ps.271 million during fiscal year 2014 to Ps.333 million during fiscal year 2015. They were affected by the partial sales of investment properties that took place during fiscal year 2015 and caused a reduction in the segment’s total leasable surface area. Rental revenues, considering properties that are similar for both fiscal years and that did not have any reductions in their leasable area, increased by 30.8%, from Ps.214 million during fiscal year 2014 to Ps.280 million during fiscal year 2015, mainly due to the depreciation of the peso and a higher average rate of occupancy, while rental revenues derived from properties whose leasable area had sustained a reduction, decreased by 45%, from Ps.45 million during fiscal year 2014 to Ps.25 million during fiscal year 2015. At the end of fiscal year 2015, the average occupancy rate for the portfolio of premium offices was 98.1% and the average rental remained close to US$26 per square meter.

Sales and Developments. Without considering our joint ventures, revenues from the Sales and Developments segment decreased by 83.9%, from Ps.62 million during fiscal year 2014 to Ps.10 million during fiscal year 2015. This reduction is mainly due to lower revenues from the sales of units at the Condominios I and II (Ps.45 million) and El Encuentro (Ps.7 million) projects. Revenues from interests in our joint ventures (Horizons),  decreased by 78.3%, or Ps.18 million. Therefore, this segment’s total revenues decreased by 82.4%, from Ps.85 million during fiscal year 2014 to Ps.15 million during fiscal year 2015.

Hotels. Revenues from our Hotels segment increased by 19.3%, from Ps.332 million during fiscal year 2014 to Ps.396 million during fiscal year 2015, mainly due to a 34.2% increase in the average rate per room (measured in Ps.) of our portfolio of hotels, partially offset by a decrease in average hotel occupancy, from 67.2% during fiscal year 2014 to 65.7% during fiscal year 2015 (mainly in our Llao Llao hotel).

International. Revenues from the International segment decreased by 69.0%, from Ps.84 million during fiscal year 2014 to Ps.26 million during fiscal year 2015, mainly because only 3-months of results were consolidated during fiscal year 2015 compared to 12-months during fiscal year 2014 of the results of Rigby 183 LLC, which owns the Madison 183 building that was sold in September 2014.

Financial Operations and Others. Revenues associated with our Financial Operations and Others segment did not show significant changes for the fiscal years under discussion.

Costs

	Year ended on June 30, 2015
Costs	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Shopping Centers	(1,102)	(4)	820	(4)	(290)
Offices and Others	(108)	(5)	79	-	(34)
Sales and Developments	(14)	(5)	-	-	(19)
Hotels	(278)	-	-	-	(278)
International	(9)	-	2	-	(7)
Financial Operations and Others	-	-	-	-	-
Total Costs	(1,511)	(14)	901	(4)	(628)

	Year ended on June 30, 2014 In millions of Ps.
Costs	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)

Shopping Centers	(953)	(2)	667	(5)	(293)
Offices and Others	(107)	(6)	70	-	(43)
Sales and Developments	(17)	(16)	-	-	(33)
Hotels	(216)	-	-	-	(216)
International	(61)	-	7	-	(54)
Financial Operations and Others	-	-	-	-	-
Total Costs	(1,354)	(24)	744	(5)	(639)

Total consolidated costs increased by 11.6%, from Ps.1,354 million during fiscal year 2014 to Ps.1,511 million during fiscal year 2015. Total consolidated costs as a percentage of total consolidated revenues, decreased from 47.6% during fiscal year 2014 to 44.4% during fiscal year 2015.

Costs from common maintenance expenses and common advertising fund increased by 21.1%, from Ps.744 million during fiscal year 2014 to Ps.901 million during fiscal year 2015, mainly due to common maintenance expenses and common advertising fund originated by shopping centers, which increased by 22.9%, from Ps.667 million during fiscal year 2014 to Ps.820 million during fiscal year 2015, as a result of: (i) a Ps.60 million increase in maintenance, security, cleaning, repair and other expenses (caused mainly by price raises in security and cleaning services and in public utilities rates), (ii) a Ps.28 million increase in advertising expenses, (iii) a Ps.30 million increase in salaries, social security charges and other personnel expenses, (iv) a Ps.21 million increase in taxes, rates and contributions, and other expenses, and (v) a Ps.14 million increase for other reasons (mainly originated in traveling, transportation and stationery expenses).

Costs from our joint ventures recorded a net decrease of 41.7%, from Ps.24 million during fiscal year 2014 to Ps.14 million during fiscal year 2015, mainly due to lower costs due to a decrease in sales of the Horizons project.

Finally, costs from inter-segment transactions decreased by 20.0%, from Ps.5 million during fiscal year 2014 to Ps.4 million during fiscal year 2015, mainly due to a change in the distribution of costs of our shopping centers.

Business segment reporting, costs decreased by 1.7%, from Ps.639 million during fiscal year 2014 to Ps.628 million during fiscal year 2015. Total costs as a percentage of total revenues, based on business segment reporting, decreased from 29.6% during fiscal year 2014 to 24.6% during fiscal year 2015.

Shopping Centers. Costs from the Shopping Centers segment (without taking into account costs from common maintenance expenses and common advertising fund and inter-segment eliminations and interests in joint ventures) decreased by 1.0%, from Ps.293 million during fiscal year 2014 to Ps.290 million during fiscal year 2015. This decrease is mainly due to: (i) lower costs as a result of the deficit in common maintenance expenses and common advertising fund in our Shopping Centers for Ps.36 million and (ii) decreased depreciation and amortization costs for Ps.4 million, partially offset by higher costs generated by: (iii) a Ps.13 million increase in maintenance, security, cleaning, repair and other expenses (caused mainly by price raises in security and cleaning services and in public utilities rates); (iv) a Ps.10 million increase in salaries, social security charges and other personnel expenses, (v) a Ps.9 million increase in taxes, charges and contributions and other expenses (caused mainly by an increase in provincial taxes on land and municipal rates for utilities, among others); and (vi) a Ps.6 million increase in fees and payments for services. Costs from the Shopping Centers segment, as a percentage of this segment’s revenues, decreased by 21.2% during fiscal year 2014 to 16.3% during fiscal year ended June 30, 2015.

Offices and Others. Costs in the Offices and Others segment decreased by 20.9%, from Ps.43 million during fiscal year 2014 to Ps.34 million during fiscal year 2015. This variation is affected by the partial sales of investment properties intended for lease during fiscal year 2015. Costs associated with non-comparable properties decreased by 44.3%, from Ps.5 million to Ps.3 million, mainly due to the referred sales. Besides, costs, considering similar properties in both fiscal years on account of the inexistence of partial sales, decreased by 19.3%, from Ps.37 million to Ps.30 million, mainly due to decreased depreciation and amortization costs. Total costs in the Offices and Others segment, as a percentage of this segment’s revenues, fell from 15.9% during fiscal year 2014 to 10.2% during fiscal year 2015.

Sales and Developments. This segment’s costs often exhibit significant variations between one period and the other because of the non-recurrence of the sales of properties performed by the Company throughout the time. Without considering our joint ventures, the costs associated with our Sales and Developments segment dropped by 17.6%, from Ps.17 million during fiscal year 2014 to Ps.14 million during fiscal year 2015. This decrease is mainly attributable to lower costs from the sale of units in Condominios I and II (Ps.7 million), partially offset by the increased costs associated with land reserves and properties for sale (Ps.5 million). Costs from our joint ventures (Horizons) decreased by 68.8%, recording a decrease of Ps.11 million. Therefore, total costs from this segment dropped by 42.4%, from Ps.33 million during fiscal year 2014 to Ps.19 million during fiscal year 2015. Costs in the Sales and Developments segment, as a percentage of segment revenues, increased from 38.8% during fiscal year 2014 to 126.7% during fiscal year 2015.

Hotels. Costs in the Hotels segment rose by 28.7%, from Ps.216 million during fiscal year 2014 to Ps.278 million during fiscal year 2015, mainly due to: (i) a Ps.41 million increase in salaries, social security charges and other personnel expenses; (ii) a Ps.11 million increase in the costs of food, beverages and other hotel-related expenses; and (iii) increased charges, amounting to Ps.8 million, as maintenance and repairs, among others. Costs in the Hotels segment, as a percentage of this segment’s revenues, increased from 65.1% during fiscal year 2014 to 70.2% during fiscal year 2015.

International. Costs in the International segment dropped by 87.0%, from Ps.54 million during fiscal year 2014 to Ps.7 million during fiscal year 2015 mainly due to the only 3-month consolidation in the year 2015 compared to the 12-month consolidation in the year 2014 of the results of Rigby 183 LLC, owner of the Madison 183 building intended for lease, which was sold in September 2014; in addition, the 3-month period of 2015 does not include amortization and depreciation costs as the property has been classified as available for sale as of June 30, 2014. Costs in the International segment, as a percentage of this segment’s revenues, decreased from 64.3% during fiscal year 2014 to 26.9% during fiscal year 2015.

Financial Operations and Others. Costs associated with our Financial Operations and Others segment did not show significant changes for the fiscal years under discussion.

Gross profit

	Year ended on June 30, 2015
Gross profit	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Shopping Centers	1,469	9	14	(4)	1,488
Offices and Others	290	4	-	5	299
Sales and Developments	(4)	-	-	-	(4)
Hotels	118	-	-	-	118
International	19	-	-	-	19
Financial Operations and Others	-	-	-	-	-
Total Gross Profit	1,892	13	14	1	1,920

	Year ended on June 30, 2014
Gross profit	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Shopping Centers	1,079	7	8	(4)	1,090
Offices and Others	220	3	-	5	228
Sales and Developments	45	7	-	-	52
Hotels	116	-	-	-	116
International	30	-	-	-	30
Financial Operations and Others	1	-	-	-	1
Total Gross Profit	1,491	17	8	1	1,517

As a consequence of the events discussed above, total consolidated gross profit, increased by 26.9%, from Ps.1,491 million during fiscal year 2014 to Ps.1,892 million during fiscal year 2015. Total consolidated gross profit, as a percentage of revenues from sales, leases and services, increased from 70.7% during fiscal year 2014 to 75.2% during fiscal year 2015.

Gross profit due to the elimination of common maintenance expenses and the common advertising fund increased by 75.0%, from Ps.8 million during fiscal year 2014 (which are allocated to the Shopping Centers segment) to Ps.14 million during fiscal year 2015 (which are allocated to the Shopping Centers segment).

Gross profit from our joint ventures decreased by 23.5%, from Ps.17 million during fiscal year 2014 to Ps.13 million during fiscal year 2015.

Based on business segment reporting, gross profit increased by 26.6%, from Ps.1,517 million during fiscal year 2014 to Ps.1,920 million during fiscal year 2015. Furthermore, gross profit, as a percentage of revenues, based on business segment reporting, increased from 70.4% during fiscal year 2014 to 75.4% during fiscal year 2015.

Shopping Centers. Gross profit at the Shopping Centers segment increased by 36.5%, from Ps.1,090 million during fiscal year 2014 to Ps.1,488 million during fiscal year 2015, mainly due to an increase in our tenants’ total sales, resulting in higher percentage rent under our lease agreements. Gross profit from the Shopping Centers segment as a percentage of this segment’s revenues increased from 78.8% during fiscal year 2014 to 83.7% during fiscal year 2015.

Offices and Others. Gross profit at the Offices and Others segment rose by 31.1%, from Ps.228 million during fiscal year 2014 to Ps.299 million during fiscal year 2015. Gross profit for the Offices and Others segment, as a percentage of this segment’s revenues, rose from 84.1% during fiscal year 2014 to 89.8% during fiscal year 2015.

Sales and Developments. Gross profit at the Sales and Developments segment decreased by 107.7%, from a profit of Ps.52 million during fiscal year 2014 to a loss of Ps.4 million during fiscal year 2015, mainly due to lower sales during fiscal year 2015 and an increase in maintenance and repair costs in these properties. Gross profit for the Sales and Developments segment, as a percentage of this segment’s revenues, went from a profit of 61.2% during fiscal year 2014 to a loss of 26.7% during fiscal year 2015.

Hotels. Gross profit at the Hotels segment rose by 1.7%, from Ps.116 million during fiscal year 2014 to Ps.118 million during fiscal year 2015. Gross profit for the Hotels segment, as a percentage of this segment’s revenues, dropped from 34.9% during fiscal year 2014 to 29.8% during fiscal year 2015.

International. Gross profit at the International segment dropped by 36.7%, from Ps.30 million during fiscal year 2014 to Ps.19 million during fiscal year 2015. Gross profit at the International segment, as a percentage of this segment’s revenues, rose from 35.7% during fiscal year 2014 to 73.1% during fiscal year 2015, mainly because no amortizations were recorded during that period.

Financial Operations and Others. Gross profit associated with our Financial Operations and Others segment did not show significant changes for the fiscal years under discussion.

Gain from disposal of investment properties

Gain from disposal of investment properties from our Sales and Developments segment increased by 392.8%, from Ps.236 million during fiscal year 2014 to Ps.1,163 million during fiscal year 2015, mainly due to the sales of functional units at: Intercontinental Plaza (Ps.338 million), Madison Ave. office building (Ps.296 million), higher gain from disposal of Bouchard 551 (Ps.308 million) and Maipú 1300 (Ps.25 million), partially offset by a reduced gain from disposal of Av. de Mayo 595 (Ps.19 million), Constitución 1159 (Ps.13 million) and Costeros Dique IV (Ps.11 million), among others.

General & administrative expenses

	Year ended on June 30, 2015
General & administrative expenses	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Shopping Centers	(136)	-	-	-	(136)
Offices and Others	(57)	-	-	(1)	(58)
Sales and Developments	(49)	(1)	-	-	(50)
Hotels	(76)	-	-	(2)	(78)
International	(56)	-	-	-	(56)
Financial Operations and Others	-	-	-	-	-
Total General & Administrative Expenses	(374)	(1)	-	(3)	(378)

	Year ended on June 30, 2014
General & administrative expenses	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Shopping Centers	(102)	-	-	-	(102)
Offices and Others	(41)	-	-	(1)	(42)
Sales and Developments	(36)	(1)	-	-	(37)
Hotels	(59)	-	-	(1)	(60)
International	(59)	-	-	-	(59)
Financial Operations and Others	-	-	-	-	-
Total General & Administrative Expenses	(297)	(1)	-	(2)	(300)

Total administrative expenses, increased by 25.9%, from Ps.297 million during fiscal year 2014 to Ps.374 million during fiscal year 2015. Total administrative expenses as a percentage of revenues from sales, leases and services slightly increased from 14.1% during fiscal year 2014 to 14.9% during fiscal year 2015.

In turn, administrative expenses from our joint ventures did not show significant changes for the fiscal years under discussion.

Based on business segment reporting, and considering both our joint ventures and the inter-segment eliminations, administrative expenses increased by 26.0%, from Ps.300 million during fiscal year 2014 to Ps.378 million during fiscal year 2015. Administrative expenses as a percentage of revenues, based on business segment reporting, increased from 13.9% during fiscal year 2014 to 14.8% during fiscal year 2015.

Shopping Centers. Administrative expenses in the Shopping Centers segment rose by 33.3%, from Ps.102 million during fiscal year 2014 to Ps.136 million during fiscal year 2015, mainly due to: (i) a Ps.26 million increase in the charge associated with Directors’ fees; (ii) a Ps.3 million increase in fees and payment for services, (iii) a Ps.2 million increase in amortizations and depreciations, and (iv) a Ps.4 million increase for other reasons, such as maintenance, security, cleaning, repair and other expenses and taxes, rates and contributions. Administrative expenses of Shopping Centers, as a percentage of segment revenues, increased from 7.4% during fiscal year 2014 to 7.6% during fiscal year 2015.

Offices and Others. General & administrative expenses in our Offices and Others segment rose by 38.1%, from Ps.42 million during fiscal year 2014 to Ps.58 million during fiscal year 2015, mainly due to: (i) a Ps.5 million increase in fees and payments for services; (ii) a Ps.5 million increase in salaries, social security charges and other personnel expenses; (iii) a Ps.2 million increase in the charge associated with Directors’ fees; (iv) a Ps.2 million increase in traveling, transportation and stationery expenses; and (v) a Ps.1 million increase in bank expenses. The segment’s general & administrative expenses, as a percentage of segment revenues, increased from 15.5% during fiscal year 2014 to 17.4% during fiscal year 2015.

Sales and Developments. General & administrative expenses associated with our Sales and Developments segment increased by 35.1%, from Ps.37 million during fiscal year 2014 to Ps.50 million during fiscal year 2015, mainly due to: (i) a Ps.4 million increase in fees and payments for services; (ii) a Ps.2 million increase in salaries, social security charges and other personnel expenses; (iii) a Ps.2 million increase in the charge associated with Directors’ fees; (iv) a Ps.2 million increase in traveling, transportation and stationery expenses; and (v) a Ps.1 million increase in bank expenses. General & administrative expenses associated with the Sales and Developments segment, as a percentage of segment revenues, increased from 43.5% during fiscal year 2014 to 333.3% during fiscal year 2015. Considering the gain from the disposal of investment properties, such percentages decreased by 15.7% during fiscal year 2014 to 4.3% during fiscal year 2015.

Hotels. General & administrative expenses associated with our Hotels segment increased by 30.0%, from Ps.60 million during fiscal year 2014 to Ps.78 million during fiscal year 2015, mainly due to: (i) a Ps.9 million increase in salaries, social security charges and other personnel expenses; (ii) a Ps.3 million increase in the charge of maintenance and repairs; (iii) a Ps.2 million increase in fees for services and a Ps.1 million increase in the charge of food, beverages and other hotel-related expenses, among others. General & administrative expenses associated with the Hotels segment, as a percentage of this segment’s revenues, increased from 18.1% during fiscal year ended 2014 to 19.7% during fiscal year 2015.

International. General & administrative expenses associated with our International segment decreased by 5.1%, from Ps.59 million during fiscal year 2014 to Ps.56 million during fiscal year 2015, mainly because the results of Rigby 183 LLC, which owned the Madison 183 building intended for lease, which was sold in September 2014 was consolidated for only three months in 2015 compared to 12 months in 2014 and due to lower expenses incurred in connection with our investment in IDBD. General & administrative expenses associated with the International segment as a percentage of segment revenues rose from 70.2% during fiscal year 2014 to 215.4% during fiscal year 2015.

Financial Operation and Others. General & administrative expenses associated with our Financial Operations and Others segment did not show significant changes for the fiscal years under discussion.

Selling expenses

	Year ended on June 30, 2015
Selling expenses	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Shopping Centers	(112)	(1)	-	-	(113)
Offices and Others	(22)	-	-	-	(22)
Sales and Developments	(8)	(1)	-	-	(9)
Hotels	(52)	-	-	-	(52)
International	-	-	-	-	-
Financial Operations and Others	-	-	-	-	-
Total Selling Expenses	(194)	(2)	-	-	(196)

	Year ended on June 30, 2014
Selling expenses	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Shopping Centers	(71)	(2)	-	-	(73)
Offices and Others	(21)	-	-	-	(21)
Sales and Developments	(12)	(2)	-	-	(14)
Hotels	(42)	-	-	-	(42)
International	-	-	-	-	-
Financial Operations and Others	-	-	-	-	-
Total Selling Expenses	(146)	(4)	-	-	(150)

Total consolidated selling expenses, pursuant to income statement, increased by 32.9%, from Ps.146 million during fiscal year 2014 to Ps.194 million during fiscal year 2015. Total consolidated selling expenses as a percentage of revenues from sales, leases and services, slightly increased from 6.9% during fiscal year 2014 to 7.7% during fiscal year 2015.

In turn, selling expenses of our joint ventures decreased by 50.0%, from Ps.4 million during fiscal year 2014 (out of this figure, Ps.2 million are allocated to the Sales and Developments segment and Ps.2 million are allocated to the Shopping Centers segment) to Ps.2 million during fiscal year 2015 (out of this figure, Ps.1 million are allocated to the Sales and Developments segment and Ps.1 million are allocated to the Shopping Centers segment). This decrease is mainly due to lower expenses from our Cyrsa S.A. joint venture in connection with a reduction in the sales of the Horizons project recognized during fiscal year 2015.

Thus, according to business segment reporting, selling expenses grew by 30.7%, from Ps.150 million during fiscal year 2014 to Ps.196 million during fiscal year 2015. Selling expenses as a percentage of revenues, according to business segment reporting, slightly increased from 7.0% during fiscal year 2014 to 7.7% during fiscal year 2015.

Shopping Centers. Selling expenses in the Shopping Centers segment increased by 54.8%, from Ps.73 million during fiscal year 2014 to Ps.113 million during fiscal year 2015 mainly due to: (i) a Ps.18 million increase in the charge associated with taxes, rates and contributions; mainly due to a higher charged associated with turnover tax; (ii) a Ps.8 million increase in advertising expenses; (iii) a Ps.5 million increase in loan loss charges; and (iv) a Ps.6 million increase in salaries, social security charges and other personnel expenses. Selling expenses, as a percentage of the Shopping Centers segment’s revenues, increased from 5.3% during fiscal year 2014 to 6.4% during fiscal year 2015.

Offices and Others. Selling expenses associated with our Offices and Others segment rose by 4.8%, from Ps.21 million during fiscal year 2014 to Ps.22 million during fiscal year 2015. Such variation was due to an increase in the turnover tax generated by the transfer of buildings, offset by lower loan loss charges. The selling expenses associated with our Offices and Others segment, as a percentage of this segment’s revenues dropped from 7.7% during fiscal year 2014 to 6.6% during fiscal year 2015.

Sales and Developments. Selling expenses for the Sales and Developments segment decreased by 35.7%, from Ps.14 million during fiscal year 2014 to Ps.9 million during fiscal year 2015, mainly as a result of a decrease in expenses directly related to the volume of sale transactions: (i) taxes, rates and contributions for Ps.3 million and commissions for sales for Ps.1 million. The selling expenses associated with our Sales and Developments segment, as a percentage of this segment’s revenues, increased from 16.5% during fiscal year 2014 to 60.0% during fiscal year 2015.

Hotels. The selling expenses associated with our Hotels segment increased by 23.8%, from Ps.42 million during fiscal year 2014 to Ps.52 million during fiscal year 2015, mainly due to: (i) a Ps.3 million increase in advertising expenses and other selling expenses,; (ii) a Ps.3 million increase in taxes, rates and contributions; and (iii) a Ps.3 million increase in salaries, social security charges and other personnel expenses, among others. Selling expenses associated with our Hotels segment as a percentage of this segment’s revenues remained stable at 13% in both fiscal years.

Financial Operations and Others. Selling expenses associated with our Financial Operations and Others segment did not show significant changes for the fiscal years under discussion.

Other operating results, net

	Year ended on June 30, 2015
Other operating results, net	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Shopping Centers	(48)	(2)	-	-	(49)
Offices and Others	(118)	-	-	1	(117)
Sales and Developments	13	-	-	1	13
Hotels	-	-	-	-	-
International	183	-	-	-	183
Financial Operations and Others	(2)	-	-	-	(2)
Total Other operating results, net	28	(2)	-	2	28

	Year ended on June 30, 2014
Other operating results, net	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Shopping Centers	(45)	(1)	-	-	(47)
Offices and Others	(2)	(2)	-	1	(3)
Sales and Developments	8	-	-	-	8
Hotels	(3)	-	-	-	(3)
International	(1)	-	-	-	(1)
Financial Operations and Others	(3)	-	-	-	(3)
Total Other operating results, net	(46)	(3)	-	1	(49)

Other operating results, net went from a net loss of Ps.46 million during fiscal year 2014 to net income of Ps.28 million during fiscal year 2015, mainly due to income from the realization of the conversion difference related to the partial settlement of Rigby 193 LLC (Ps.188 million), partially offset by expenses related to the transfer of assets from IRSA to IRSA PC (Ps.110 million). Total consolidated other operating results, net, as a percentage of revenues from sales, leases and services, was 2.2% during fiscal year 2014 and 1.1% during fiscal year 2015.

Other operating results, net from our joint ventures decreased from a Ps.3 million loss during fiscal year 2014 (Ps.2 million were allocated to the Offices and Others segment) to a Ps.2 million loss during fiscal year 2015 (which were allocated to the Shopping Centers segment).

Based on business segment reporting, other operating results, net was a net loss of Ps.49 million in fiscal year 2014 and net income of Ps.28 million in fiscal 2015.

Shopping Centers. Other operating losses, net for the Shopping Centers segment increased by 4.3%, from Ps.47 million during fiscal year 2014 to Ps.49 million during fiscal year 2015, mainly as a consequence of a Ps.3 million increase in donations. Other operating losses, net, as a percentage of revenues in the Shopping Centers segment, decreased from 3.4% during fiscal year 2014 to 2.8% during fiscal year 2015.

Offices and Others. Other operating losses, net associated with our Offices and Others segment increased by Ps.114 million, from Ps.3 million during fiscal year 2014 to Ps.117 million during fiscal year 2015, mainly due to the expenses related to the transfer of assets from IRSA to IRSA CP for Ps.110 million. Other operating losses, net associated with our Offices and Others segment, as a percentage of this segment’s revenues, increased from 1.1% during fiscal year 2014 to 35.1% during fiscal year 2015.

Sales and Developments. Other operating income, net associated with our Sales and Developments segment increased by 62.5%, from Ps.8 million during fiscal year 2014 to Ps.13 million during fiscal year 2015, mainly due to: (i) Ps.16 million in income during fiscal year 2015 related to the sale of our interest in Bitania and (ii) a decrease in provisions for lawsuits and other contingencies of Ps.2 million; partially offset by (iii) the non-recurrence, during fiscal year 2015, of a fee charged as “fee for admission to the undertaking” in connection with the sale of the Neuquén lot for development of a hotel that took place in fiscal year 2014.

Hotels. Other operating losses, net associated with the Hotels segment dropped by Ps.3 million, mainly due to an increase in provisions for lawsuits and other contingencies. Other operating losses, net associated with the Hotels segment, as a percentage of this segment’s revenues, was 0.9% during fiscal year 2014.

International. Other operating results, net in this segment went from Ps.1 million in net loss during fiscal year 2014 to Ps.183 million in net income during fiscal year 2015, mainly due to income from the partial reversal of the accumulated conversion differences, as a result of the partial settlement of Rigby 183 LLC.

Financial Operations and Others. Other operating losses, net associated with our  Financial Operations and Others segment decreased from Ps.3 million during fiscal year 2014 to Ps.2 million during fiscal year 2015, mainly due to the fact that Banco Hipotecario S.A. has deducted a lower amount as tax on dividends than it distributed to our subsidiaries Ritelco and Tyrus during fiscal year 2015.

Operating income/(loss)

	Year ended on June 30, 2015
Operating income/(loss)	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Shopping Centers	1,173	7	14	(4)	1,190
Offices and Others	92	3	-	7	102
Sales and Developments	1,115	(2)	-	-	1,113
Hotels	(9)	-	-	(3)	(12)
International	146	-	-	-	146
Financial Operations and Others	(2)	-	-	-	(2)
Total Operating income/(loss)	2,515	8	14	-	2,537

	Year ended on June 30, 2014
Operating income/(loss)	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Shopping Centers	861	3	8	(4)	868
Offices and Others	156	1	-	5	162
Sales and Developments	241	4	-	-	245
Hotels	12	-	-	(1)	11
International	(30)	-	-	-	(30)
Financial Operations and Others	(2)	-	-	-	(2)
Total Operating income/(loss)	1,238	8	8	-	1,254

As a consequence of the events discussed above, total consolidated operating income increased by 103.2%, from Ps.1,238 million during fiscal year 2014 to Ps.2,515 million during fiscal year 2015. Total consolidated operating income, as a percentage of revenues from sales, leases and services, increased from 58.7% during fiscal year 2014 to approximately 100.0% during fiscal year 2015.

Operating income/(loss) of our joint ventures did not show significant changes for the fiscal years under discussion.

Based on business segment reporting, operating income increased by 102.3%, from Ps.1,254 million during fiscal year 2014 to Ps.2,537 million during fiscal year 2015. Operating income, as a percentage of revenues based on business segment reporting, increased from 58.2% during fiscal year 2014 to 99.6% during fiscal year 2015.

Shopping Centers. Operating income in our Shopping Centers segment increased by 37.1%, from Ps.868 million in income during fiscal year 2014 to Ps.1,190 million in income during fiscal year 2015. Operating income for our Shopping Centers segment, as a percentage of this segment’s revenues, increased from 62.8% during fiscal year 2014 to 66.9% during fiscal year 2015.

Offices and Others. Operating income in our Offices and Others segment decreased by 37.0%, from income of Ps.162 million during fiscal year 2014 to income of Ps.102 million during fiscal year 2015. Operating income in our Offices and Others segment, as a percentage of segment revenues, decreased from 59.8% during fiscal year 2014 to 30.6% during fiscal year 2015.

Sales and Developments. Operating income in our Sales and Developments segment increased by 354.3%, from income of Ps.245 million during fiscal year 2014 to income of Ps.1,113 million during fiscal year 2015. Operating income in our Sales and Developments segment as a percentage of segment revenues, considering the gain from disposal of investment properties, decreased from 76.3% during fiscal year 2014 to 94.5% during fiscal year 2015.

Hotels. Operating income/(loss) in the Hotels segment showed a significant decrease, from income of Ps.11 million during fiscal year 2014 to a loss of Ps.12 million during fiscal year 2015, mainly due to increased operating expenses as compared to the operating income of this segment.

International. Operating income/(loss) in our International segment increased from Ps.30 million in loss during fiscal year 2014 to Ps.146 million in income during fiscal year 2015.

Financial Operations and Others. Operating income/(loss) for our Financial Operations and Others segment remained at Ps.2 million loss during both fiscal years.

Share of profit / (loss) of associates and joint ventures

	Year ended on June 30, 2015
Share of profit / (loss) of associates and joint ventures	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Shopping Centers	5	(5)	-	-	-
Offices and Others	(1)	(2)	-	-	(3)
Sales and Developments	7	(6)	-	-	1
Hotels	1	-	-	-	1
International	(1,189)	-	-	-	(1,189)
Financial Operations and Others	155	-	-	-	155
Total share of profit / (loss) of associates and joint ventures	(1,023)	(12)	-	-	(1,035)

	Year ended on June 30, 2014
Share of profit / (loss) of associates and joint ventures	Income statement	Interest in joint ventures	Expenses and Collective Promotion Fund	Inter-segment eliminations	Segment-reporting
	(in millions of Ps.)
Shopping Centers	5	(5)	-	-	-
Offices and Others	-	(1)	-	-	(1)
Sales and Developments	26	(20)	-	-	6
Hotels	1	-	-	-	1
International	(616)	-	-	-	(616)
Financial Operations and Others	170	-	-	-	170
Total share of profit / (loss) of associates and joint ventures	(414)	(26)	-	-	(440)

The share of loss of associates and joint ventures, pursuant to income statement, increased by 147.1%, from Ps.414 million during fiscal year 2014 to Ps.1,023 million during fiscal year 2015, mainly due to the investments from the International segment, partially offset by the investments from the Financial Operations and Others segment.

The share of profit (loss) of associates and joint ventures mainly arising from Nuevo Puerto Santa Fe S.A. (Shopping Centers segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment) dropped by 53.8%, from Ps.26 million during fiscal year 2014 to Ps.12 million during fiscal year 2015, mainly due to lower results from the Cyrsa S.A. joint venture.

Shopping Centers. According to business segment reporting, the share of profit of the joint venture Nuevo Puerto Santa Fe S.A. is presented on a line by line consolidated basis in this segment.

Offices and Others. According to business segment reporting, the share of profit/(loss) of the joint venture Quality Invest S.A. is presented on a line by line consolidated basis in this segment whereas the share of profit/(loss) generated by the indirect equity interest in our associate La Rural S.A., through the joint ventures Entertainment Holding S.A. and Entretenimiento Universal S.A., remains net in this line and increased from Ps.1 million in loss during fiscal year 2014 to Ps.3 million in loss during fiscal year 2015.

Sales and developments. The share of profit of joint ventures Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. is presented on a line by line consolidated basis. The share of profit / (loss) of our associate Manibil S.A., presented in this line, decreased by 83.3%, from Ps.6 million during fiscal year 2014 to Ps.1 million during fiscal year 2015, as a result of reduced net profit from such associate.

Hotels. The share of profit / (loss) associated with our Hotels segment did not show significant changes for the fiscal years under discussion.

International. The share of loss of our associates in this segment, dropped by 93.0%, from a loss of Ps.616 million during fiscal year 2014 to a loss of Ps.1,189 million during fiscal year 2015, mainly due to lower results from our investment in IDBD of Ps.105 million mainly due to a recovery in the market trading price of IDBD’s shares, partially offset by higher losses in pesos related to the Lipstick building investment of Ps.25 million, mainly due to the fluctuation in the exchange rate used in the conversion, and Ps.66 million at Condor, mainly due to the increase in financial liabilities measured at fair value.

Financial Operations and Others. The share of profit of our associates in the Financial Operations and Others segment decreased by 8.8%, from Ps.170 million during fiscal year 2014 to Ps.155 million during fiscal year 2015, mainly due to lower profits from our investment in BHSA of Ps.41.2 million and Banco de Crédito y Securitización of Ps.1 million, partially offset by higher profits related to our investment in Tarshop of Ps.8 million and Avenida for Ps.21 million.

Financial results, net

The net financial loss decreased by 45.7%, from Ps.1,719 million during fiscal year 2014 to Ps.933 million during fiscal year 2015, mainly due to: (i) lower foreign exchange losses of Ps.795 million and (ii) lower income from the valuation at fair value of derivate financial instruments of Ps.301 million, mainly due to Ps.296 million associated with IDBD-related instruments, partially offset by (iii) lower income from the valuation of financial assets at fair value of Ps.173 million, mainly due to a financial loss owing to the valuation public and private securities, shares and common funds of Ps.255 million, partially offset by higher results generated by the valuation of shares in Avenida of Ps.72 million and preferred shares in Condor Hospitality Trust Inc. of Ps.66 million and (iv) an increased charge for interest paid for loans and notes taken by the Company of Ps.148 million.

During fiscal year 2015, Argentina’s peso depreciated by approximately 12%, from Ps.8.133 per US$1.06 at June 30, 2014 to Ps.9.088 per US$1.06 at June 30, 2015, while during fiscal year 2014 the variation had been 51%, from Ps.5.388 per US$1.06 at June 30, 2013 to Ps.8.133 per US$1.06 at June 30, 2014. This situation materially affects our financial results because of the exposure of our indebtedness to the variations in the exchange rate between the Peso and the US Dollar.

Income Tax

The Company applies the deferred tax method to calculate the income tax applicable to the fiscal years under consideration, thus recognizing the temporary differences as tax assets and liabilities. Income tax expense during fiscal year was Ps.64 million during fiscal year 2014 and a loss of Ps.489 million during fiscal year 2015, in line with income before tax, which was a loss of Ps.895 million during fiscal year 2014 and income of Ps.559 million during fiscal year 2015.

Income/(loss) for the year

As a result of the factors described above, income/(loss) for the year went from a loss of Ps.831 million during fiscal year 2014 to a loss of Ps.70 million during fiscal year 2015.

Income attributable to the controlling shareholders went from a loss of Ps.786 million during fiscal year 2014 to a loss of Ps.41 million during fiscal year 2015.

Income/(loss) attributable to the non-controlling interest went from a loss of Ps.45 million during fiscal year 2014 to income of Ps.111 million during fiscal year 2015, mainly as a result of increased profit from: (i) Rigby 183 LLC of Ps.104 million resulting from the sale of the office building it owned; (ii) Real Estate Strategies LP (Condor) of Ps.13 million; (iii) IRSA PC of Ps.8 million and lower losses from Dolphin (IDBD) of Ps.29 million.

B.           Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

·
Cash generated by operations;

·
Cash generated by issuance of debt securities;

·
Cash from borrowing and financing arrangements; and

·
Cash proceeds from the sale of real estate assets.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

·
capital expenditures for acquisition or construction of investment properties and property, plant and equipment;

·
interest payments and repayments of debt;

·
acquisition of shares in companies;

·
payments of dividends; and

·
acquisitions or purchases of real estate.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2016, our Operation Center in Argentina had positive working capital of Ps.51 million while our Operations Center in Israel had negative working capital of Ps.888 million, resulting in a consolidated negative working capital of Ps.837 million (calculated as current assets less current liabilities as of such date). At the same date, our Operations Center in Argentina had cash and cash equivalents of Ps.95 million while our Operations Center in Israel had cash and cash equivalents of Ps.13,771 million, totaling consolidated cash and cash equivalents for Ps.13,866 million.

IDBD has diverse debts containing certain covenants which have been successively negotiated, resulting in several waivers expiring in December 2016. IDBD estimates that if the original covenants of such loans were to become effective again, it would not be able to honor them. Non-compliance could have the effect of creditors requiring immediate repayment of the debt. As a holding company, IDBD’s main sources of funds derive from the dividends distributed by its subsidiaries, which have experienced a reduction in recent years. Yet, there are restrictions as to the payment of dividends based on the indebtedness level in some subsidiaries. IDBD has projected future cash flows and expects to have the required liquidity to meet its commitments by issuing new debt in Israel, selling financial assets such as Clal and dividend payouts by Clal. IDBD could also secure additional financing through the private issuance of equity securities. All factors mentioned above, mainly (i) IDBD’s current financial position and need of financing to honor its financial debt and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern.

The financial position of IDBD and its subsidiaries at the Operations Center in Israel does not affect the financial position of IRSA and its subsidiaries at the Operations Center in Argentina. The Operation Center in Argentina is not facing financial constraints and is compliant with their financial commitments. We believe our working capital and our cash from operating activities are adequate for our present and future requirements. If cash generated from our operations is at any time insufficient to finance our working capital, we would seek to finance such working capital needs through debt financing or equity issuances or through the sale of selective assets.

In addition, the commitments and other covenants resulting from IDBD’s debt do not have impact on IRSA since such debt has no recourse against IRSA and it is not granted by IRSA’s assets. We do not have significant uncertainties as to the capacity as a group to operate as a going-concern perspective, with such uncertainties being limited to the operation center in Israel. For more information about our liquidity see “Item 3(d) Risk Factors” and “Recent Developments”.

On September 8, 2016, we issued Series VII and VIII Notes in an aggregate principal amount of Ps.384.2 million and US$184.5 million, respectively. Series VII and VIII Notes have a maturity of 36 months from its issue date. For more information, please see “Recent Developments”.

On August 2, 2016, IDBD issued a new Series of Notes in the Israeli market for NIS 325 million, bearing an adjustable interest rate and maturing in 2019. Furthermore, DIC expended it issuance of Notes due 2025 for an additional NIS 360 million. For more information, please see “Recent Developments”.

The table below shows our cash flow for the fiscal years ended June 30, 2016, 2015 and 2014:

	Year ended June 30,
	2016	2015	2014
	(in millions of Ps.)
Net cash flow generated by operations	4,139	834	1,022
Net cash flow generated by investment activities	8,210	261	(917)
Net cash flow used in financing activities	(3,968)	(1,390)	(597)
Net increase/ (decrease) in cash and cash equivalents	8,381	(295)	(492)

Cash Flow Information

Operating activities

Fiscal year ended June 30, 2016

Our operating activities generated net cash inflows of Ps.4,139 million, mainly due to operating income of Ps.5,326 million, a decrease in trading properties of Ps.229 million and an increase in salaries and social security charges of Ps.23 million, partially offset by a decrease in provisions of Ps.43 million, increased trade and other receivables of Ps.319 million and Ps.807 million related to income tax paid.

Fiscal Year ended June 30, 2015

Our operating activities generated net cash inflows of Ps.834 million, mainly due to operating income of Ps.1,418 million, an increase in salaries and social security charges of Ps.22 million, an increase in trade and other account payables of Ps.233 million, which were partially offset by an increase in trade and other receivables of Ps.400 million and Ps.429 million related to income tax paid.

Fiscal Year ended June 30, 2014

Our operating activities resulted in net cash inflows of Ps.1,022 million for the fiscal year ended June 30, 2014, mainly as a result of operating income of Ps.1,362 million, an increase in salaries and social security charges of Ps.51 million and a decrease in trading properties of Ps.6 million. These were partially offset by an increase in trade and other receivables of Ps.14 million, a decrease in provisions of Ps.2 million, a decrease in trade and other account payables of Ps.104 million and Ps.276 million related to income tax paid.

Investment activities

Fiscal Year ended June 30, 2016

Without considering Ps.9,193 million cash added from business combination with IDBD, our investing activities resulted in net cash outflows of Ps.983 million for the fiscal year ended June 30, 2016, of which (i) Ps.888 million and Ps.1,056 million were related to the acquisition of investment properties and property, plant and equipment, respectively, (ii) Ps.134 million were related to the acquisition of intangible assets, (iii) Ps.207 million were related to capital contributions in associates and joint ventures, and (iv) Ps.852 million were related to loans granted to related parties; partly offset by (v) Ps.1,393 million related to collection from the sale of investment properties, (vi) Ps.591 million related to collection of dividends, and (vii) Ps.12,069 million related to the acquisition of investments in financial assets.

Fiscal Year ended June 30, 2015

Our investing activities resulted in net cash inflows of Ps.261 million for the fiscal year ended June 30, 2015, of which (i) Ps.2,447 million were related to the sale of investment properties and (ii) Ps.56 million were related to the sale of interests in companies: Ps.16 million were related to the sale of Avenida Inc. and Ps.39 million were related to the sale of Bitania 26 S.A., partially offset by (iii) Ps.1,231 million representing a 25% increase in IDBD’s share interest over its stock capital, (iv) Ps.407 million related to the acquisition of investment properties and (v) Ps.595 million net related to the acquisition of investments in financial assets.

Fiscal Year ended June 30, 2014

Our investing activities resulted in net cash outflows of Ps.917 million for the fiscal year ended June 30, 2014, of which (i) Ps.1,103 million were related to the purchase of a 53.33% equity interest in IDB Development Corporation Ltd.’s capital stock, representing 107 million common shares, (ii) Ps.13 million were related to the acquisition of a 24.79% equity  interest in Avenida Inc.’s capital stock, (iii) Ps.16 million were related to the acquisition of 1,250,000 common shares of Condor Hospitality Trust, (iv) Ps.318 million were related to the purchase of fixed assets and land reserves (for further information see “Capital Expenditures”), (v) Ps.1,533 million were related to the acquisition of investments in financial assets, (vi) Ps.2 million were related to loans granted, (vii) Ps.20 million were related to capital contributions in associates and joint ventures and (viii) Ps.10 million were related to interest received; partially offset by (i) Ps.17 million related to collection of dividends, (ii) Ps.1,648 million related to proceeds from sale of investments in financial assets, (iii) Ps.402 million related to the sale of investment properties and (iv) Ps.23 million related to collection from the sale of Canteras Natal S.A’s shareholding, representing 50% of such company’s capital stock.

Financing activities

Fiscal year ended June 30, 2016

Our financing activities for the fiscal year ended June 30, 2016 resulted in net cash outflows of Ps.3,968 million, mainly due to (i) the payment of loans of Ps.9,634 million; (ii) the payment of interest on short-term and long-term debt of Ps.3,774 million; (iii) the acquisition of non-controlling interest in subsidiaries of Ps.1,047 million and (iv) the payment of principal on notes of Ps.4,132 million, partially offset by (v) borrowings for Ps.6,011 million; (vi) Ps.7,622 million related to the issuance of non-convertible notes and (vii) Ps.1,331 million related to derivative financial instruments, net.

Fiscal Year ended June 30, 2015

Our financing activities for the fiscal year ended June 30, 2015 resulted in net cash outflows of Ps.1,390 million, mainly due to (i) the payment of loans of Ps.964 million, (ii) the payment of loans for the purchase of companies of Ps.106 million, (iii) the payment of interest on short-term and long-term debt of Ps.547 million, (vi) capital distributions of Ps.228 million, (vii) Ps.111 million related to the acquisition of derivative financial instruments, (viii) Ps.69 million related to dividend distributions; partially offset by (ix) borrowings for Ps.606 million, (x) payment of borrowings from associates and joint ventures of Ps.22 million.

Fiscal Year ended June 30, 2014

Our financing activities for the fiscal year ended June 30, 2014 resulted in net cash outflows of Ps.597 million, mainly due to (i) the payment of interest on short-term and long-term debt of Ps.415 million, (ii) the payment of loans of Ps.446 million, (iii) dividend payments of Ps.113 million, (iv) the payment of financed purchases of Ps.2 million, (v) capital distributions of Ps.4 million, (vi) the acquisition of non-controlling interest in subsidiaries of Ps.1 million, (vii) payment of loans from associates and joint ventures of Ps.189 million, (viii) the payment of principal on notes of Ps.287 million, (ix) the acquisition of derivative financial instruments of Ps.38 million and (x) the repurchase of common shares and GDS issued by the group of Ps.38 million, partially offset by (i) borrowings of Ps.502 million, (ii) capital contributions by non-controlling interest of Ps.139 million, (iii) Ps.17 million related to borrowings from associates and joint ventures, (iv) Ps.62 million related to derivative financial instruments and (v) Ps.218 million related to the issuance of non-convertible notes.

Capital Expenditures

Fiscal Year 2016

During the fiscal year ended June 30, 2016, we invested Ps.2,369 million (without considering Ps.44,690 million related to addition of assets due to the business combination with IDBD), as follows: (a) acquisitions and improvements of property, plant and equipment of Ps.1,172 million, primarily i) Ps.378 million in buildings and facilities, mainly in supermarkets in Israel, ii) Ps.310 million in communication networks, and iii) Ps.291 million in machinery and equipment; (b) improvements in our rental properties of Ps.260 million, primarily in our operation center in Argentina’s shopping centers; and (c) the development of properties for Ps.919 million, mainly in our operation center in Israel.

Fiscal Year 2015

During the fiscal year ended June 30, 2015, we invested Ps.532 million, as follows: (a) improvements at our Sheraton Libertador, Intercontinental and Llao Llao hotels (Ps.1.2 million, Ps.9 million and Ps.4.5 million, respectively), (b) Ps.14 million allocated to advances for the acquisition of investments in general, (c) Ps.35 million related to the acquisition of furniture and fixtures, machinery, equipment, and facilities, (d) Ps.186.5 million related to the development of properties, of which Ps.1.5 million are related to Distrito Arcos and Ps.185 million are related to Alto Comahue, (e) Ps.60.4 million related to improvements in our shopping centers, (f) Ps.5.6 million related to improvements to our offices and other rental properties, (g) Ps.214.6 million related to the acquisition of “La Adela”, (h) Ps.1.6 million related to the acquisition of land reserves.

Fiscal Year 2014

During the fiscal year ended June 30, 2014, we invested Ps.319 million, as follows: (a) improvements at our Sheraton Libertador, Intercontinental and Llao Llao hotels (Ps.5.6 million, Ps.2.1 million and Ps.2.3 million, respectively), (b) Ps.9.5 million related to the acquisition of furniture and fixtures, machinery, equipment and facilities, (c) improvements in our shopping centers for Ps.61.1 million, (d) Ps.179.3 million allocated to the development of properties, corresponding Ps.99.9 million to “Distrito Arcos” project and Ps.79.4 million to “Shopping Neuquén” project, (e) Ps.29.6 million allocated to advances for the acquisition of investments in general, (f) Ps.24 million allocated to improvements of our offices and other rental properties, and (g) Ps.0.5 million related to the acquisition of land reserves.

Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2016:

	Operations Center in Argentina	Operations Center in Israel	Total
Less than 1 year	2,813	19,437	22,250
More than 1 and up to 2 years	19	16,826	16,845
More than 2 and up to 3 years	1	19,535	19,536
More than 3 and up to 4 years	17	4,643	4,660
More than 4 and up to 5 years	1,063	7,092	8,155
More than 5 years	5,312	36,169	41,481
	9,225	103,702	112,927

	Currency	Annual Average Interest Rate	Nominal value	Book Value
Operations Center in Argentina
IRSA Commercial Properties’ 2017 Notes	$	Badlar + 4 BPs	407	409
IRSA Commercial Properties’ 2023 Notes	US$	8.75%	360	5,390
IRSA Commercial Properties’ 2017 Notes	US$	7.88%	-	-
IRSA’s 2017 Notes(1)	US$	8.50%	75	1,159
IRSA’s 2017 Notes	$	Badlar + 450 BPs	11	11
IRSA’s 2020 Notes	US$	11.50%	75	1,118
Financial Leases	US$	3.2% al 14.3%	1	1
Related Party	$	Badlar	15	14
Bank loans		$15.25%	1	1
Bank loans		$26.50%	7	7
Bank loans		$23.00%	36	36
Related Party	$	Badlar / 8.50%	6	6
Related Party		$15.25%	6	6
Related Party		$24,00%	6	5
Seller financing	US$	N/A	2	34
Seller financing	US$	3.50%	5	84
Bank overdrafts	$	from 22% to 39%	-	944

Operations Center in Israel
Non -convertible Notes IDBD Series G	NIS	4.50%	802	3,534
Non -convertible Notes IDBD Series I	NIS	4.95%	1,013	3,164
Non -convertible Notes IDBD Series J	NIS	6.60%	309	1,109
Non -convertible Notes DIC Series D	NIS	5.00%	103	510
Non -convertible Notes DIC Series F	NIS	4.95%	2,719	9,427
Non -convertible Notes DIC Series G	NIS	6.35%	8	31
Non -convertible Notes DIC Series H	NIS	4.45%	124	541
Non -convertible Notes DIC Series I	NIS	6.70%	513	1,927

	Currency	Annual Average Interest Rate	Nominal value	Book Value
Non -convertible Notes Shufersal Series B	NIS	5.20%	1,024	5,161
Non -convertible Notes Shufersal Series C	NIS	5.45%	114	459
Non -convertible Notes Shufersal Series D	NIS	2.99%	413	1,584
Non -convertible Notes Shufersal Series E	NIS	5.09%	392	1,580
Non -convertible Notes Shufersal Series F	NIS	4.30%	317	1,253
Non -convertible Notes Cellcom Series B	NIS	5.30%	185	880
Non -convertible Notes Cellcom Series D	NIS	5.19%	599	2,865
Non -convertible Notes Cellcom Series E	NIS	6.25%	164	673
Non -convertible Notes Cellcom Series F	NIS	4.60%	715	3,032
Non -convertible Notes Cellcom Series G	NIS	6.99%	285	1,230
Non -convertible Notes Cellcom Series H	NIS	1.98%	950	3,483
Non -convertible Notes Cellcom Series I	NIS	4.14%	804	3,114
Non -convertible Notes PBC Series C	NIS	5.00%	550	2,666
Non -convertible Notes PBC Series D	NIS	4.95%	1,317	6,641
Non -convertible Notes PBC Series E	NIS	4.95%	974	4,195
Non -convertible Notes PBC Series F	NIS	7.05%	669	3,054
Non -convertible Notes PBC Gav-Yam Series E	NIS	4.55%	283	1,375
Non -convertible Notes PBC Gav-Yam Series F	NIS	4.75%	1,226	8,535
Non -convertible Notes PBC Gav-Yam Series G	NIS	6.41%	215	907
Non -convertible Notes PBC Ispro Series B	NIS	5.40%	255	1,293
Bank loans and others	NIS	Prime + 1.3%	333	1,117
Bank loans and others	NIS	Prime + 1%	80	265
Bank loans and others	NIS	Prime + 0.65%	63	198
Bank loans and others	NIS	6.90%	150	634
Bank loans and others	NIS	4.95%	1	4
Bank loans and others	NIS	4.95%	1	3
Bank loans and others	NIS	3.25%	1	5
Bank loans and others	US$	5.66%	13	51
Bank loans and others	US$	5.21%	197	767
Bank loans and others	US$	Libor + 5%	223	869
Bank loans and others	NIS	4.60%	200	778
(1)
On September 9, 2016, we announced our intention to redeem all outstanding Series I Notes in an aggregate principal amount of US$74,554,000. The redemption took place on October 11, 2016. For  more information see “Recent Development”

Operations Center in Argentina

On March 3, 2016, IRSA and IRSA CP announced that they would launch offers to buy in cash: (i) 11.50% Class II Notes due 2020 and issued by IRSA for principal amount up to US$76.5 million, (ii) any and 8.50% Class 1 Notes due 2017 and issued by IRSA, and (iii) any and 7.875% Class 1 Notes due 2017 and issued by IRSA CP.

On March 23, 2016, IRSA CP issued Notes in an aggregate principal amount of US$360 million under its Global Notes Program. Class II Notes accrue interest semi-annually, at an annual fixed rate of 8.75% and mature on March 23, 2023. The issue price was 98.722% of nominal value.

IRSA CP’s Notes due 2023 are subject to certain covenants, events of default and limitations, such as the limitation on incurrence of additional indebtedness, limitation on restricted payments, limitation on transactions with affiliates, and limitation on merger, consolidation and sale of all or substantially all assets.

To incur additional indebtedness, IRSA CP is required to meet a minimum 2.00 to 1.00 Consolidated Interest Coverage Ratio. The Consolidated Interest Coverage Ratio is defined as Consolidated EBITDA divided by consolidated interest expense. Consolidated EBITDA is defined as operating income plus depreciation and amortization and other consolidated non-cash charges.

The Class II Notes contain financial covenants limiting IRSA CP’s ability to declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

a)
no Event of Default shall have occurred and be continuing;

b)
IRSA CP may incur at least US$1.00 worth of additional debt pursuant to the “Restriction on Additional Indebtedness”;

c)
and the aggregate amount of such dividend exceeds the sum of:

i.
100% of cumulative EBITDA for the period (treated as one accounting period) from July 1, 2015 through the last day of the last fiscal quarter ended prior to the date of such Restricted Payment minus an amount equal to 150% of consolidated interest expense for such period; and

ii.
any reductions of Indebtedness of IRSA on a consolidated basis after the Issue Date any reductions of Indebtedness of after the Issue Date exchanged for to Capital Stock of the IRSA or its Subsidiaries.

On April 7, 2016, the Meeting of IRSA’s Notes holders by majority vote approved the proposed amendments to IRSA’s 2017 Trust Indenture, which included basically the elimination of all restrictive covenants on such class effective as of April 8, 2016.

During the months of March, April and May of 2016, the Company acquired all IRSA CP’s 7.875% Notes Class I due 2017 for a total amount US$120 million and US$75.4 million of IRSA Notes. On October 11, 2016 the Company acquired the remaining US$74.6 million of IRSA’s 8.50% Notes due 2017, so the following notes remains outstanding:

·
IRSA’s Notes Class II at 11.50% maturing in 2020 US$71.4 million.

Such payments were accounted for as a cancellation of debt.

In relation to financial covenants under 11.50% Notes due in 2020 issued by IRSA, the Meeting of Noteholders held on March 23, 2016 approved:

i)
to modify the covenant on Limitation on Restricted Payments, so that the original covenant was replaced so as to take into consideration IRSA’s capability to make any restricted payment provided that (a) no Event of Default has occurred and persisted, and (b) IRSA may incur at least US$1.00 of additional debt pursuant to the Limitation on Additional Indebtedness; and
ii)
the exclusion of IDBD or any of its subsidiaries for purposes of the definition of “Subsidiary” or any of the definitions or commitments under the Trust Indenture of Notes due in 2020 and issued by IRSA (regardless of whether the financial statements of any of these companies has any time been consolidated into IRSA’s financial statements).
iii)
a Supplementary Trust Indenture reflecting all the amendments approved, entered into with the Bank of New York Mellon on March 28, 2016.

Operations Center in Israel

IDBD has certain financial restrictions and covenants in connection with its financial debt, included in its debentures and loans from banks and financial institutions.

As of June 30, 2016, IDBD reported that the application of the “Liquidity Covenant” and the “Economic Equity Covenant” (as described below) is currently suspended.

Note that, it was agreed between IDBD and the relevant lending corporations that the parties would work to formulate an arrangement, to replace or amend the current financial covenants by December 31, 2016.

If such arrangement is not reached, then with respect to the results for IDBDs first quarter of 2017 and thereafter, the previous financial covenants will re-apply, in which case IDBD estimates that it will not be able to comply with the thresholds which were determined in the past with respect to the Liquidity Covenant and the Economic Equity Covenant with respect to IDBD’s results for the first quarter of 2017 and thereafter. IDBD estimates it will not be able to fulfill the covenant which stipulates that the balance of cash and marketable securities will not fall below the scope of forecasted current maturities for the two quarters subsequent to the reporting quarter (the “Liquidity Covenant”). Regarding the Economic Equity Covenant, it is noted that the economic equity as of June 30, 2016, amounted to a positive balance of NIS 247 million, significantly lower than the thresholds which were determined in the past as part of the Economic Equity Covenant.

In view of and due to the decrease in Mr. Ben Moshe’s ownership of IDBD, effective as of February 2015 and thereafter, in March 2016 IDBD reached understandings with its lending corporations with regard to an amendment of the control covenant and additional amendments relating to restrictions on the sale of main holdings.

As per IDBD’s position, as of June 30, 2016, there were no conditions that established grounds for calling IDBD’s obligations to its financial creditors for immediate payment. Without derogating from the IDBD’s position, it is noted that the decision of the bondholders (Series I) dated April 21, 2016, to call the full balance of IDBD’s debt due to bondholders for immediate repayment and the decision to take steps for dissolution are liable to raise grounds for the financial creditors. According to an opinion that IDBD received, the conditions required for it to call the bonds were not fulfilled. On July 18, 2016, the Court handed down its judgment and accepted the consensus motion filed by the trustee to dismiss the claim.

As of June 30, 2016, IDBD’s loans which are subject to the aforementioned financial covenants, were classified under current liabilities, in consideration of the fact that IDBD has reached agreement with its principal lenders to extend the arrangements as specified in the financial covenants of the loan agreements until March 31, 2017 for a period shorter than twelve months.

On August 2, 2016 IDBD issued a new Series of Debentures in the Israeli market for an amount of NIS 325 million due November 2019 at an annual interest rate adjustable by CPI plus 4.25%. The notes are pledged by shares of Clal Insurance Enterprise Holdings Ltd, subject to the approval of the Commissioner of Capital Markets, Insurance and Savings. IDBD worked to get the authorization to constitute the guarantee through the filing of an application to the Supreme Court asking for such approval. In case IDBD does not get the required approval, funds must be repaid with interest plus a penalty. on September 15, 2016, the High Court of Justice gave a partial judgment and decision, according to which it was decided, to reject the petition  for the most part and to grant an order which instructs the Commissioner to appear and show a reason for her opposition to the request of the company to pledge up to 5% of the shares of Clal Holdings, subject to an outline agreed to at the time by the company. Furthermore, the company maintains the right to accede to a proposal for compromise which was raised in the context of the discussion. A hearing date was set for January 2017.

Likewise, on August 4, 2016, DIC reopened its Series of Debentures due 2025 an additional amount of NIS 360 million. The placement was made at an IRR of 5.70%.

Pursuant to the decision of the Supreme Court sitting as the High Court of Justice in connection with the petition that the company submitted in connection with the pledge of the shares of Clal Holdings in September 2016, on October 13, 2016, the Board of Directors of IDBD decided to execute a partial early redemption of the debentures of the company, that is to be carried out on November 1, 2016, as follows:

• The company will carry out a partial early redemption of the debentures  in an amount of approximately NIS 239 million of par value (“the redeemed portion”) and in a total of approximately NIS 244 million with respect to principal, interest and compensation for the redeemed portion.

• The determining date for the eligibility to receive the early redemption of the principal of the debentures is 25.10.2016.

• The early redemption represents 73.7% of the unpaid balance of the principal of the debentures, which is also the original balance of the series of the debentures.

• The rate of interest (including the compensation for carrying out the early redemption as an increment of 3% with respect to the period from August 3, 2016 through  October 21, 2016)  that will be paid upon the partial early redemption of the redeemed portion of the principal is approximately 1.8%.

• The rate of interest (including the compensation for carrying out the early redemption as an increment of 3% with respect to the period from August 3, 2016 through October 31, 2016)  that will be paid in the context of the early redemption, which is calculated out of the balance of the unpaid balance of the principal on the date of the early redemption (NIS 325 million linked to the CPI) is approximately 1.3%.

• Pursuant to the “known” CPI (index with respect to the month of September 2016, which was published on 14.10.2016) as compared with the base index published with respect to the month of June 2016, no linkage increments will apply with respect to the redeemed portion upon early redemption.

• The unpaid balance of the principal of the debentures after executing the early redemption (without linkage) will stand at an amount of approximately NIS 86 million par value, which represents approximately 26.3%, of the original balance of the principal of the debentures. The company will act to pledge the shares of Clal Holdings against the balance of the unpaid principal of the debentures (after carrying out the early redemption. As is required according to the trust indenture.

• Pursuant to what is stated in the trust indenture, the redeemed portion will be paid in relation to all of the holders of the debentures, pro- rata according to the par value of the held debentures.

IDBD is continuing to act in order to reach consents with the relevant financing corporations in order to arrange over time the calculated financial covenants that were determined in the provisions of its loan agreements, and additional contractual issues that exist in the loan agreements.

Agreements not included in the Balance Sheet

We currently have no agreement that is not included in the balance sheet or significant transactions with non-consolidated entities that are not reflected in our Audited Consolidated Financial Statements. All of our interests and/or relationships with our subsidiaries or controlled entities on a joint basis are recorded in our Audited Consolidated Financial Statements.

C.           Research and Development, Patents and Licenses, Etc.

We have several trademarks registered with the Instituto Nacional de la Propiedad Industrial, the Argentine institute for industrial property. We do not own any patents nor benefit from licenses from third parties.

A substantial part of Cellcom’s operations are subject to the Communications Law, regulations enacted by the Ministry of Communications, and the provisions of the licenses granted to Cellcom by the Minister of Communications. Cellcom’s activities which include providing cellular service, landline, international telephone services and internet access, and infrastructure services are subject to licensing. For more information, please see “Legal framework – Operations Center in Israel”

D.           Trend Information

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook”, global GDP expanded by 3.1% in 2015, slightly below the projections mainly as a result of a strong decline in activity during the last quarter in the year. World growth is expected to reach 3.2% in 2016 and 3.5% in 2017. In 2016 and 2017, growth in developed economies is expected to remain steady at about 2%, driven by the growth in the United States of 2.5%, and in the Euro area, of 1.5%.

As of April 2016, emerging and developing economies have recorded growth rates of 4%, also slightly below the projections. They are expected to grow 4.1% and 4.7% by the end of 2016 and 2017. Emerging economies continue facing challenges as regards the inflow of foreign capital. Countries which are more flexible in terms of foreign exchange responded better to the global flow of capital than in previous decelerations.

During 2014 and 2015, the commodities markets suffered a strong decline. Mainly, oil exhibited a sustained negative trend until reaching a historical low in February 2016. During 2016, the commodities markets exhibited a strong recovery with a 31.6% rise in oil prices. Soybean reversed the decline it had suffered in 2014 and 2015 and rose 33.6%.

IMF’s forecasts indicate that inflation in the economies of emerging and developing markets will decrease from 4.7% in 2015 to 4.5% in 2016, due to the decline in the prices of raw materials and the effects of last year’s currency depreciations evening out.

Average inflation in advanced economies will remain below the goals set by central banks, mostly as a result of the lower price of oil. As of April 2016, the general level of inflation in advanced economies averaged 0.3%, the lowest since the global financial crisis.

Argentine macroeconomic context

On October, 2016, IMF published its growth projection for 2016 for 1.8% decline of the GDP. This correction was due to the change in policies implemented by the new government administration aimed at balancing certain macroeconomic distortions. Growth is expected to strengthen to 2.7 percent in 2017 on the back of moderating inflation and more supportive monetary and fiscal policy stances.

Shopping center and supermarket sales reached a total Ps.4,374 million in April 2016, which represents a 41.4% increase as compared to the same period last year. Accumulated sales for the first four months of the year totaled Ps.14,586 million, representing a 29.2% increase as compared to the same period last year.

The INDEC reports that, as of April 2016, industrial activity in Argentina decreased by 6.7% as compared to the same month in 2015. Manufacturing production accumulated a 2.4% decline during the first four months of the year as compared to the same period last year.

Regarding the balance of payments, in the first quarter of 2016 the current account deficit reached US$4,013 million, with US$1,403 million allocated to the goods and services trade balance, and US$2,572 million to the income account, which represents 72% of the foreign direct investment return.

During the first quarter of 2016, the financial account showed a surplus of US$8,510 million resulting from net income from the non-financial public sector and the Argentine Central Bank (“BCRA”) for US$6,233 million, from the non-financial private sector for US$1,701 million, and from the financial sector for US$576 million.  The stock of international Reserves fell by US$5,844 million in 2015. During the first half of 2016, reserves grew by US$4,944 million. At July, reserves stood at US$25,512 million.

Total gross external debt increased by US$10,605 million during the first quarter of 2016 and stood at US$163,236 million at March 2016.  The non-financial public sector and Argentine Central Bank debt was estimated at US$92,469 million, having increased by US$8,593 million during the first quarter of 2016. The Argentine Central Bank’s government security and bond outstanding balance increased by US$3,431 million during the first quarter of 2016. At the end of this quarter, the balance was US$43,794 million.  The non-financial private debt grew US$2,261 million during the first quarter of 2016. At March 2016, such debt stood at US$67,621 million.  The financial sector debt excluding the Argentine Central Bank decreased by US$250 million during the first quarter of 2016, reaching a total of US$3,145 million.

In connection with the fiscal sector, revenues recorded a year-on-year increase of 38.9% as of March 2016, whereas primary expenditure grew by 38.7% during the same period. In local financial markets, the Private Badlar rate in Pesos ranged from 20% to 30% in the period from July 2015 to June 2016, averaging 28% in June 2016 against 20% in June 2015. The Argentine Central Bank discontinued its controlled floating exchange rate policy in December 2015; consequently, the Peso sustained a 63% nominal depreciation in the period from July 2015 to June 2016. At June 2016, the exchange rate stands at Ps.14.50 pesos per US$1.00.  In June 2016, Argentina’s country risk decreased by 97 basis points in year-on-year terms, maintaining a high spread vis-à-vis the rest of the countries in the region. The debt premium paid by Argentina was at 518 basis points in June 2016, compared to the 352 basis points paid by Brazil and 213 basis points paid by Mexico.

Israeli macroeconomic context

According to the OECD, for the year ended at December 31, 2015, Israel’s growth reached 2.5%. Israel’s economic growth is projected to remain at 2.5% in 2016, before rising to 3% in 2017.

Since March 2015, the Bank of Israel has kept interest rates at 0.10% and has continued with its policy to intervene in the currency market to support economic policies. For both July and August 2016, the Monetary Committee also decided to leave the interest rate at the same level. Similar to the announcements of the interest rate decisions for November and December of 2015, all announcements in the first half of 2016 included guidance that monetary policy is expected to remain accommodative for a considerable time.

Since March 2015, the Bank of Israel has pursued a policy to intervene in the currency market. It continued to purchase foreign currency, purchasing US$4 billion, about US$0.9 billion of which were purchased as part of the program intended to offset the effects of natural gas production on the exchange rate. The rest were purchased as part of a program designed to moderate excessive fluctuations in the exchange rate.

During the twelve months ending June 30, 2016, the CPI in Israel declined by 0.8%. The energy component continued to contribute to the decline of the CPI, as a result of the sharp decline in global oil prices, even though this trend reversed itself during the first half of the year.

During the first half of 2016, the shekel remained stable in terms of the nominal effective exchange rate (the average in June relative to the average in December), and relative to the U.S. dollar. Relative to the euro, the shekel appreciated by about 3%. Various models of the equilibrium exchange rate indicate that the shekel may be overvalued.

Activity in the housing market remained robust during the reviewed period: Home prices continued to increase, and the volumes of transactions and of new mortgages originated remain high. At the beginning of the first half of 2016, the Research Department presented a forecast in which it projected that inflation would return to within the target range at the beginning of 2017, and that the Bank of Israel interest rate would increase gradually starting in the last quarter of 2016.

In regards to the seasonality, in Israel retail segment business results are subject to seasonal fluctuations as a result of the consumption behavior of the population proximate to the Pesach holidays (March and/or April) and Rosh Hashanah and Sukkoth holidays (September and/or October). This also affects the balance sheet values of inventory, customers and suppliers. Our revenues from cellular services are usually affected by seasonality with the third quarter of the year characterized by higher roaming revenues due to increased incoming and outgoing tourism.

In 2016, the Passover holiday fell at the end of April, compared to 2015 when it was at the beginning of April. The timing of the holiday affects Shufersal’s sales and special offers in the second quarter of 2016, compared to last year.  The Passover holiday in the second quarter of 2016 had a greater effect on Shufersal’s results than in the corresponding quarter in 2015, therefore analysis of the results for the first half of the year compared to the corresponding period in 2015 better represents the changes between the periods.

E.           Off-Balance Sheet Arrangements

As of June 30, 2016, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F.           Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2016:

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

Payments due by period
(in millions of Pesos)

As of June 30, 2016	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total (1)
Trade and other payables	13,673	438	562	54	4	14,731
Borrowings	24,232	19,822	29,997	9,926	58,992	142,969
Derivative Financial Instruments	108	47	58	-	-	213
Lease obligations	2,256	2,087	1,803	1,487	3,398	11,031
Purchase obligations	1,089	162	15	-	-	1,266
Total	41,358	22,556	32,435	11,467	62,394	170,210
(1)
Includes accrued and prospective interest, if applicable.

G.           Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward Looking Statements” in the introduction of this annual report for the forward looking safe harbor provisions.

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Composition of the Board of Directors

We are managed by a Board of Directors. Our by-laws provide that our Board of Directors will consist of a minimum of eight and a maximum of fourteen regular directors and a like or lesser number of alternate directors. Our directors are elected for three-fiscal year terms by a majority vote of our shareholders at a general ordinary shareholders’ meeting and may be reelected indefinitely.

Currently our Board of directors is composed of fourteen regular directors and two alternate directors. Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a regular director or until a new director is designated.

The table below shows information about our regular directors and alternate directors:

Name	Date of Birth	Position in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2015	2018	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2015	2018	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2013	2016(1)	2001
Fernando A. Elsztain	01/04/1961	Regular Director	2014	2017	1999
Carlos Ricardo Esteves	05/25/1949	Regular Director	2014	2017	2005
Cedric D. Bridger	11/09/1935	Regular Director	2015	2018	2003
Marcos M. Fischman	04/09/1960	Regular Director	2015	2018	2003
Fernando Rubín	06/20/1966	Regular Director	2013	2016(1)	2004
Gary S. Gladstein	07/07/1944	Regular Director	2013	2016(1)	2004
Mario Blejer	06/11/1948	Regular Director	2014	2017	2005
Mauricio Elías Wior	10/23/1956	Regular Director	2015	2018	2006
Gabriel A. G. Reznik	11/18/1958	Regular Director	2014	2017	2008
Ricardo H. Liberman	12/18/1959	Regular Director	2014	2017	2008
Daniel Ricardo Elsztain	12/22/1972	Regular Director	2014	2017	2007
Gastón Armando Lernoud	06/04/1968	Alternate Director	2014	2017	2014
Enrique Antonini	03/16/1950	Alternate Director	2013	2016(1)	2007
(1) The term of office of Board members shall be in force until a Shareholders’ Meeting is called to renew their powers and/or to appoint new Board members.

Ricardo Esteves, Cedric Bridger, Mario Blejer, Ricardo H. Liberman and Enrique Antonini are independent directors, pursuant to CNV Rules.

The following is a brief biographical description of each member of our Board of Directors:

Eduardo Sergio Elsztain. He has been engaged in the real estate business for more than twenty five years. He is Chairman of the Board of Directors of IRSA Commercial Properties, Cresud, BrasilAgro, Austral Gold Ltd. and Banco Hipotecario SA, among others. He is also Chairman of IDBD Development Corporation Ltd, Discount Investment Corporation. Mr. Elsztain is also member of the World Economic Forum, the Council of the Americas, the Group of 50 and Argentina’s Business Association (AEA). He is President of Fundacion IRSA, which promotes education among children and young people; President of TAGLIT - Birthright Argentina; Co-Founder of Endeavor Argentina; and Vice-President of the World Jewish Congress. He is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from Universidad de Buenos Aires. He is a member of the International Bar Association and the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Abogados law firm. Mr. Zang is President of Puerto Retiro S.A., vice-chairman of IRSA CP, Fibesa S.A. and Cresud, among others. He is also director of Banco Hipotecario S.A., Nuevas Fronteras S.A., BrasilAgro Companhia Brasileira de Propiedades Agrícolas, IDBD Development Corporation Ltd., BACS Banco de Crédito & Securitización S.A., Tarshop S.A., and Palermo Invest S.A., among others companies.

Alejandro Gustavo Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from Universidad de Buenos Aires. Currently he is Chairman of Fibesa S.A. and Cactus Argentina S.A., second vice-chairman of Cresud, and Executive Vice-chairman of IRSA CP. He is also Vice-chairman of Nuevas Fronteras S.A. and Hoteles Argentinos S.A. He is also regular Director of BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Emprendimiento Recoleta S.A. and IDBD Development Corporation Ltd., among others. Mr. Alejandro Gustavo Elsztain is the brother of our chairman, Eduardo Sergio Elsztain and Daniel Ricardo Elsztain, and a cousin of Fernando Adrián Elsztain.

Fernando Adrián Elsztain. Mr. Elsztain studied architecture at Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the board of directors of Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Hoteles Argentinos S.A. and an alternate director of Banco Hipotecario S.A. and Puerto Retiro S.A. Mr. Fernando Adrián Elsztain is cousin of our Chairman, Eduardo Sergio Elsztain, and our directors Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain’s cousin.

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

Cedric D. Bridger. Mr. Bridger is qualified as a certified public accountant in the United Kingdom. From 1992 through 1998, he served as chief financial officer of YPF S.A. Mr. Bridger was also financial director of Hughes Tool Argentina, chief executive officer of Hughes Tool in Brazil and Hughes’ corporate vice-president for South American operations. He is also a director of Banco Hipotecario S.A.

Marcos Fischman. Mr. Fischman is a pioneer in corporate advisory services in Argentina. He has a degree from the Hebrew University of Jerusalem. Mr. Fischman provides consulting services to businesspeople, students and artists. Since 1993, he has provided consulting services for our Company in communication and development.

Fernando Rubín. Mr. Rubin has a degree in psychology from Universidad de Buenos Aires and attended a post-graduate course in Human Resources and Organizational Analysis at E.P.S.O. Since July 2001, he has been the manager of organizational development at Banco Hipotecario. He served as corporate manager of human resources for the Company, director of human resources for LVMH (Moet Hennessy Louis Vuitton) in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division for the international consulting firm Roland Berger & Partner-International Management Consultants. He currently serves as CEO of Banco Hipotecario S.A.

Gary S. Gladstein. Mr. Gladstein has a degree in economics from the University of Connecticut and a master’s degree in business administration from Columbia University. He was operations manager in Soros Fund Management LLC and is currently a senior consultant of Soros Fund Management LLC.

Mario Blejer. Mr. Blejer obtained a Ph.D. in economy from the University of Chicago. He has been Senior Counselor to the IMF in the European and Asian departments from 1980 to 2001. He was also vice-chairman and chairman of the Argentine Central Bank from 2001 to 2002. He also served as director of the Center for Studies of Central Banks of the Bank of England from 2003 to 2008 and as counselor of the Governor of the Bank of England during that same period. At present. Mr. Blejer is director of Banco Hipotecario S.A., among other companies. He was also External Counselor to the Currency Policy Council of the Central Bank of Mauritius and is Postgraduate professor at Torcuato Di Tella University.

Mauricio Elías Wior. Mr. Wior obtained a master degree in finance, as well as a bachelors’ degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a director of Banco Hipotecario, TGLT, Vice-president of Shufersal, Vice-president of Tarshop S.A. and President of BHN Sociedad de Inversión S.A. He has held positions at Bellsouth where he was Vice President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of Asociación Latinoamericana de Celulares (ALCACEL); the U.S. Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was a director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from Universidad de Buenos Aires. He worked for the Company from 1992 until May 2005, when he resigned. He had previously worked for an independent construction company in Argentina. He is director of ERSA, and Puerto Retiro S.A., as well as member of the board of directors of Banco Hipotecario S.A., among others.

Ricardo Liberman. Mr. Liberman graduated as a Public Accountant from Universidad de Buenos Aires. He is also an independent consultant in audit and tax matters.

Daniel Ricardo Elsztain. Mr. Elsztain graduated with a major in Economic Sciences from the Torcuato Di Tella University and has a Master in Business Administration. He serves as Director in Condor Hospitality Inc. He has been our operating manager since 1998. Mr. Elsztain is brother of  Mr. Eduardo Sergio Elsztain, and Mr. Alejandro Gustavo Elsztain and cousin of Fernando Adrián Elsztain.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree in Universidad El Salvador in 1992. He obtained a Master in Corporate Law in Universidad de Palermo in 1996. He has been senior associate in Zang, Bergel & Viñes Law Firm until June 2002, when he joined Cresud as legal counsel.

Enrique Antonini. Mr. Antonini holds a degree in law from the School of Law of Universidad de Buenos Aires. He has been director of Banco Mariva S.A. since 1992 until today, and of Mariva Bursátil S.A. since 1997 until today. He is a member of the Argentine Banking Lawyers Committee and the International Bar Association. At present, he is Alternate Director of Cresud.

Employment Contracts with our Directors

We do not have written contracts with our directors. However, Messrs. Eduardo Sergio Elsztain, Saúl Zang, Alejandro Gustavo Elsztain, Daniel Ricardo Elsztain, Fernando Elsztain, Fernando Rubín and Marcos Moisés Fischman are employed by our Company under the Labor Contract Law No. 20,744. In addition, our alternate director Gastón Armando Lernoud rendered services under the corporate services agreement. Law No. 20,744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an Executive Committee consisting of five regular directors and one alternate director, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo Sergio Elsztain, Saúl Zang, Alejandro Elsztain and Fernando Elsztain, as regular members. The Executive Committee meets as needed by our business, or at the request of one or more of its members.

The executive committee is responsible for the management of the daily business pursuant to the authority delegated by the Board of Directors in accordance with applicable laws and our by-laws. Pursuant to Section 269 of the Argentine Corporations Law, the Executive Committee is only responsible for the management of the day-to-day business. Our by-laws authorize the executive committee to:

· designate the managers of our Company and establish the duties and compensation of such managers;
· grant and revoke powers of attorney on behalf of our Company;
· hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;
· enter into contracts related to our business;
· manage our assets;

· enter into loan agreements for our business and set up liens to secure our obligations; and
perform any other acts necessary to manage our day-to-day business.

Senior Management

Appointment of Senior Management

Our Board of Directors appoints and removes Senior Management.

Senior Management Information

The following table shows information about our current Senior Management of the Operations Center in Argentina appointed by the Board of Directors:

Name	Date of birth	Position	Current position held since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Daniel R. Elsztain	12/22/1972	Chief Operating Officer	2012
Javier E. Nahmod	11/10/1977	Chief Real Estate Officer	2014
Matías I. Gaivironsky	02/23/1976	Chief Financial and Administrative Officer	2011
Juan José Martinucci	01/31/1972	Commercial Manager	2013

The following is a description of each of our senior managers who are not directors:

Javier E. Nahmod. Javier Nahmod started his professional career in the Company in 1998, he has served in different areas within IRSA Inversiones y Representaciones e IRSA Propiedades Comerciales’ real estate business. During the first years he has served as Stands Marketer (Comercializador de Góndolas) and then, in 2003 he became Center Manager at Abasto Shopping Center. Afterwards, he became Rental Business Manager (Gerente de Negocios de Renta) within the Real Estate Department, and then Regional Manager of Shopping Centers. He has served as Real Estate Manager within the Real Estate Business of the Company since 2014.

Matías Iván Gaivironsky. Mr. Matías Gaivironsky obtained a degree in business administration from Universidad de Buenos Aires. He has a Master in Finance from Universidad del CEMA. Since 1997 he has served in various positions at Cresud, IRSA CP and the Company, and he has served as Chief Financial Officer since December 2011. In early 2016, he was also designated to add the functions of Administrative Officer. In 2008 he served as Chief Financial Officer in Tarshop S.A. and was later appointed Manager of the Capital Markets and Investor Relations Division of Cresud, IRSA CP and the Company.

Juan José Martinucci. Juan José Martinucci obtained a degree in business sciences from Fundación de Altos Estudios, where he graduated as Specialized Technician in Strategical Communication. He subsequently, he attended the Management Development Program at IAE Business School. With more than 20 years experience working with us, he has served in different managerial positions, from Center Manager in Alto Palermo Shopping to his latest position as Shopping Center Regional Manager for five years. Since the beginning of 2013, he serves as Chief Commercial Officer.

The following table shows information about our current Senior Management of the Operations Center in Israel:

Name	Date of birth	Position	Current position held since
Sholem Lapidot	10/22/1979	Chief Executive Officer	2016
Gil Kotler	04/10/1966	Chief Financial Officer	2016
Aaron Kaufman	03/03/1970	VP & General Counsel	2015

Sholem Lapidot. Mr. Lapidot has studied Rabbinical Studies and Jewish Philosophy in Argentina, Canada and Israel. He serves as Director in Discount Investment Corp. He has been the chief executive officer of IDB Development since January 2016.
Gil Kotler. Mr. Kotler obtained a bachelors’ degree in economics and accounting from Tel Aviv University in Israel in 1993. As well as a GMP at Harvard Business School in 2011. He has been the chief financial officer of IDB Development since April 2016.
Aaron Kaufman. Mr. Kaufman obtained a law degree in Tel Aviv University in 1996. He has been partner in Epstein Law Firm until November 2015, when he joined IDBD as a VP and General Counsel.

Supervisory Committee

Our Supervisory Committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs and verifying compliance with our by-laws and resolutions adopted at the shareholders’ meetings. The members of the Supervisory Committee are appointed at our annual general ordinary shareholders’ meeting for a one-fiscal year term. The Supervisory Committee is composed of three regular members and three alternate members and pursuant to Section 294 of the Argentine Corporations Law No. 19,550, as amended, must meet at least every three months.

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

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of Cresud, IRSA CP, Alto Palermo Shopping, Hoteles Argentinos S.A., Inversora Bolívar and Banco Hipotecario.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the supervisory committee of Cresud, IRSA CP, Alto Palermo Shopping, Inversora Bolívar and Banco Hipotecario S.A.

Noemí I. Cohn. Mrs. Cohn obtained a degree in accounting from Universidad de Buenos Aires. She is a partner of Abelovich, Polano y Asociados S.R.L. / Nexia International, an accounting firm in Argentina, and she works in the Audit sector. Mrs. Cohn worked in the audit area of Harteneck, López and Company, Coopers & Lybrand in Argentina and in Los Angeles, California. Mrs. Cohn is a member of the Supervisory Committees of Cresud and IRSA CP, among others.

Sergio L. Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from Universidad de Buenos Aires. He is a professional from Abelovich, Polano & Asociados S.R.L./Nexia International. Mr. Kolaczyk is also alternate member of the Supervisory Committee of Cresud and the Company, among other companies.

Roberto D. Murmis. Mr. Murmis holds a degree in accounting from Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International. Mr. Murmis worked as an advisor to Secretaría de Ingresos Públicos del Ministerio de Economía of Argentina. Furthermore, he is a member of the supervisory committee of Cresud, Alto Palermo Shopping S.A., Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Alicia G. Rigueira. Mrs. Rigueira holds a degree in accounting from Universidad de Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados SRL, a law firm member of Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions at Harteneck, Lopez y Cía./Coopers & Lybrand. Mrs. Rigueira was professor at the School of Economic Sciences at Universidad de Lomas de Zamora.

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

The COSO Report sets forth that internal control is a process performed by the Board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

· Effectiveness and efficiency of operations

· Reliability of financial reporting, and

· Compliance with applicable laws and regulations

Based on the above, the company’s internal control system involves all the levels actively involved in exercising control:

·
the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

· the management of each area is responsible for the internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the areas and, therefore, those of the entity as a whole;

· the rest of the personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

Audit Committee

In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/01, currently by application of Capital Markets Law No. 26,831 and the regulations of the CNV, our board of directors established an Audit Committee.

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

In accordance with the provisions of the Capital Markets Law and the CNV’s Regulations, our Audit Committee is made up by three Board members who qualify as independent directors. The NYSE Regulations establish that as of July 31, 2005, foreign companies listing securities in the United States must have an Audit Committee fully formed by independent directors.

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

The Company’s internal control system also involves all levels that participate in active control: the Board of Directors establishes the objectives, principles and values, it provides general guidance and assesses global results; the Departments are responsible for compliance with internal policies, procedures and controls to achieve results within their sectors and –of course- achieve the results for the entire organization, and the other personnel members also have a role in exercising control upon generating information used by the control system, or by taking certain actions to ensure control.

In addition, the Company has an Internal Audit Department reporting to the CEO that is responsible for overseeing compliance with internal controls by the Departments above mentioned and works, in turn, together with the Audit Committee by submitting periodic reports to the latter.

B.           Compensation

Board of Directors

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

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting shall approve compensation in excess of the above mentioned limits. The compensation of our directors for each fiscal year is determined pursuant to the Argentine Corporations Law and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amounts are determined, they are considered at the shareholders’ meeting.

Our shareholders’ meeting held on October 30, 2015, approved compensation to the members of our Board of Directors in an aggregate amount of Ps.18.6 million, for the fiscal year ended June 30, 2015.

Senior Management

We pay our Senior Management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and the Company’s overall results.

The aggregate compensation paid to our Senior Management of the Operations Center in Argentina for the fiscal year ended June 30, 2016 was Ps.17.8 million.

The aggregate compensation paid to our Senior Management of the Operations Center in Israel since we gained control of IDBD on October 11, 2015 and until June 30, 2016, was Ps.11,36 million. For our CEO and CFO total compensation was considered since they were appointed in January 2016.

Supervisory Committee

The shareholders meeting held on October 30, 2015, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Audit Committee

The members of our Audit Committee do not receive compensation in addition to that received for their service as members of our Board of Directors.

Compensation Plan for Executive Management

Since 2006 we develop a special compensation plan for key managers by means of contributions made by the employees and by the Company.

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

The funds collected as a result of the Participants’ contributions are transferred to a special independent vehicle.

The funds collected as a result of our contributions are transferred to another independent vehicle separate from the previous one. In the future, participants will have access to 100% of the benefits of the Plan (that is, including our contributions made on the participants’ behalf to the specially created vehicle) under the following circumstances:

· ordinary retirement in accordance with applicable labor regulations;

· total or permanent incapacity or disability; and

· death.

In case of resignation or termination without cause, the Participant may redeem amounts contributed by us only if he or she has participated in the Plan for at least 5 years subject to certain conditions.

Long Term Incentive Program

The Shareholders’ Meetings held on October 31, 2011, October 31, 2012 and October 31, 2013 ratified the resolutions approved thereat as regards the incentive plan for the Company’s executive officers, up to 1% of its shareholders’ equity by allocating the same number of own treasury stock (the “Plan”), and delegated on the Board of Directors the broadest powers to fix the price, term, form, modality, opportunity and other conditions to implement such plan. In this sense and in accordance with the new Capital Markets Law, the Company has made the relevant filing with the CNV and pursuant to the comments received from such entity, it has made the relevant amendments to the Plan which, after the CNV had stated to have no further comments, were explained and approved at the Shareholders’ Meeting held on November 14, 2014, where the broadest powers were also delegated to the Board of Directors to implement such plan.

The Company has developed a medium and long term incentive and retention stock program for its management team and key employees under which share-based contributions were calculated based on the annual bonus for the years 2011, 2012, 2013 and 2014.

The beneficiaries under the Plan are invited to participate by the Board of Directors and their decision to access the Plan is voluntary.

In the future, the Participants or their successors in interest will have access to 100% of the benefit (IRSA’s shares contributed by the Company) in the following cases:

· if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution

· retirement

· total or permanent disability

· death

While participants are part of the program and until the conditions mentioned above are met to receive the shares corresponding to the contributions based on the 2011 to 2013 bonus, participants will receive the economic rights corresponding to the shares assigned to them.

As regards the year 2014, the program sets forth an extraordinary reward consisting of freely available stock payable in a single opportunity on a date to be determined by the Company. The date was fixed for June 26, 2015 for payroll employees of IRSA, IRSA CP, PAMSA, ERSA, ARCOS and FIBESA who received IRSA’s shares.

Besides, the Company has decided to grant a bonus to all the personnel with more than two years of seniority and who do not participate in the program described above, which bonus consists of a number of shares equivalent to their compensation for June 2014.

The shares allocated to the Plan by the Company are shares purchased in 2009, which the Shareholders’ Meeting held on October 31, 2011 has specifically decided to allocate to the program.

Our CEO of the Operations Centers in Isreal, has a stock option remuneration plan which includes 5,310,000 options, that will be given in five series, and which may be exercised for 5,310,000 ordinary shares, par value NIS 1 per share of Discount Investments

Code of Ethics

The Code of Ethics is effective as from July 31, 2005 with the aim of providing a wide range of guidelines as concerns accepted individual and corporate behavior. It is applicable to directors, managers and employees of IRSA and its controlled companies. The Code of Ethics that governs our business, in compliance with the laws of the countries where we operate, may be found on our website www.irsa.com.ar.

A committee of ethics composed of managers and board members is responsible for providing solutions to issues related to the Code of Ethics and is in charge of taking disciplinary measures in case of breach of the code.

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

In accordance with the applicable rules our Audit Committee must hold sessions at least with the same frequency required to the board of directors (on a three month basis).

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

D.           Employees

Operations Center in Argentina

As of June 30, 2016, we had 1,753 employees. Our Development and Sale of Properties and Other Non-Shopping Center Businesses segment had 31 employees, 4 of whom were represented by the Commerce Union (Sindicato de Empleados de Comercio, SEC) and 10 were represented by the Horizontal Property Union (Sindicato Único de Trabajadores de Edificios de Renta y Horizontal, SUTERH). Our Shopping Centers segment had 964 employees, including 461 under collective labor agreements. Our Hotels segment had 758 employees, with 622 represented by the Tourism, Hotel and Gastronomic Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, UTHGRA).

	Year ended on June 30,
	2016	2015	2014
Development and Sale of Properties and Other Non-Shopping Center Businesses (1)	31	34	89
Shopping Centers and Offices(3)	964	973	872
Hotels(2)	758	704	647
Total	1,753	1,711	1,608
(1)
Includes IRSA, Consorcio Libertador S.A. and Consorcio Maipú 1300 S.A.

Includes Hotel Intercontinental, Sheraton Libertador and Llao Llao.
(3)
In April and May 2015, the employees assigned to IRSA. who discharge duties in connection with building’s operations and the Real Estate business were transferred to IRSA Propiedades Comerciales S.A.

Operations Center in Israel

The following table shows the number of employees as of March 31, 2016 of our Israeli operating center divided by company:

IDBD	29
DIC (1)	31
Shufersal	13,726
Cellcom (2)	3,138
PBC (3)	221
Other(4)	1,042
Total	18,187
(1) Includes Elron’s employees.
(2) Does not include temporary or external employees.
(3) Includes 106 hotel and cleaning employees.
(4) Includes IDBG, Bartan and IDB Tourism

E.           Share Ownership

The following table sets forth the amount and percentage of our common shares beneficially owned by our directors, senior managers and members of the supervisory committee as of June 30, 2016.

Name	Position	Number of Shares	Percentage
Directors
Eduardo Sergio Elsztain (1)	Chairman	366,789,151	63.4%
Saúl Zang	Vice-Chairman I	8	0.0%
Alejandro Gustavo Elsztain	Vice- Chairman II	622,400	0.1%
Fernando Adrián Elsztain	Regular Director	-	-
Carlos Ricardo Esteves	Regular Director	-	-
Cedric D. Bridger	Regular Director	3400	0,00%
Marcos M. Fischman	Regular Director	-	-
Fernando Rubín	Regular Director	64,226	0.0%
Gary S. Gladstein	Regular Director	210,330	0.0%
Mario Blejer	Regular Director	-	0.0%
Mauricio Elías Wior	Regular Director	-	-
Gabriel Adolfo Gregorio Reznik	Regular Director	-	-
Ricardo Liberman	Regular Director	-	-
Daniel Ricardo Elsztain	Regular Director	146,320	0.0%
Gaston Armando Lernoud	Alternate Director	4,782	0.0%
Enrique Antonini	Alternate Director	-	-
Senior Management
Matías Ivan Gaivironsky	Chief Financial and Administrative Officer	46,200	0.0%
Javier Ezequiel Nahmod	Chief Real Estate Officer	20,320	0.0%
Supervisory Committee
José Daniel Abelovich	Member	-	-
Marcelo Héctor Fuxman	Member	-	-
Noemí Ivonne Cohn	Member	-	-
Sergio Leonardo Kolaczyk	Alternate member	-	-
Roberto Daniel Murmis	Alternate member	-	-
Alicia Graciela Rigueira	Alternate member	-	-
(1)
Includes (i) 366,788,251 common shares beneficially owned by Cresud, and (ii) 900 common shares owned directly by Mr. Eduardo S. Elsztain.

(2)
David Alberto Perednik resigned to his position as compliance officer on September 29, 2016.

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

	Share Ownership as of June 30, 2016
Shareholder	Number of Shares	Percentage (3)
Cresud (1) (2)	366,789,151	63.8%
Directors and officers (excluding Eduardo Elsztain)	1,130,278	0.2%
ANSES	25,914,834	4.5%
Total	393,834,263	68.5%
1.
Eduardo S. Elsztain is the beneficial owner of 154,993,977, which includes (i) 154,898,780 common shares beneficially owned by IFISA (ii) 880 common shares beneficially owned by Consultores Venture Capital Uruguay S.A., (iii) 752 common shares held by Consultores Asset  Management S.A. ; and (iv) 93,565 common shares held directly by him, representing 30.9% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 63.4% of our common shares by virtue of his investment in Cresud.
2.
Includes (i) 366,788,251 common shares beneficially owned by Cresud, and (ii) 900 common shares owned directly by Mr. Eduardo S. Elsztain. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding common shares may be as high as 366,789,251 common shares, representing 63.4% of our outstanding common shares.
3.
As of June 30, 2016, the number of outstanding common shares was 578,676,460.
4.
Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares began trading in the MERVAL on December 12, 1960, under the trading symbol “CRES” and on March 1997 its GDSs began trading in the Nasdaq under the trading symbol “CRESY.”

Changes in Share Ownership
Shareholder	June 30,2016 (%)	June 30,2015 (%)	June 30,2014 (%)	June 30, 2013 (%)	June 30, 2012 (%)
Cresud (1)	63.4	64.3	65.5	65.5	64.2
Inversiones Financieras del Sur S.A. (2)	-	-	0.5	0.6	1.7
Directors and officers (3)	0.2	0.3	0.3	0.5	0.8
ANSES	4.5	4.5	4.5	4.5	4.5
Total	68.1	69.1	70.8	71.1	71.2
1.
Eduardo S. Elsztain is the beneficial owner of 154,993,977 common shares of Cresud, representing 30.9% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 63.4% of our common shares by virtue of his investment in Cresud.
2.
Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Limited., which owns 100% of IFISA
3.
Includes only direct ownership of our directors and senior management.
4.
As of June 30, 2016, the number of outstanding common shares was 578,676,460.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

We are not aware of any arrangements that may, when in force, result in a change in control.

Securities held in the host country

As of June 30, 2016, our total issued capital stock outstanding consisted of 578,676,460 common shares. As of June 30, 2016, there were approximately 34,670,001 Global Depositary Shares (representing 346,700,013 of our common shares, or 59.9% of all or our outstanding common shares) held in the United States by approximately 73 registered holders.

B.           Related Party Transactions

We enter into transactions with related parties on an arm’s-length basis. A related party transaction means any transaction entered into directly or indirectly by us or any of our subsidiaries that is material based on the value of the transaction to (a) any director, officer or member of our management or shareholders; (b) any entity in which any such person described in clause (a) is interested; or (c) any person who is connected or related to any such person described in clause (a).

Offices and Shopping centers spaces leases

The offices of our president are located at 108 Bolivar, in the Autonomous City of Buenos Aires. The property has been rented to Isaac Elsztain e Hijos S.A., a company controlled by some family members of Eduardo Sergio Elsztain, our president, and to Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and some of his family members.

· In addition, we, Cresud, Tarshop, BACS, BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Visa S.A. rent offices owned by IRSA CP in different buildings.

· Furthermore, we also let various spaces in our Shopping Centers (stores, stands, storage space or advertising space) to third parties and related parties such us Tarshop S.A. and BHSA.

Lease agreements entered into with associates included similar provisions and amounts to those included in agreements with third parties.

Agreement for the Exchange of Corporate Services with Cresud and IRSA CP

Considering that each of IRSA CP, Cresud and us have operating areas which are somewhat similar, the Board of Directors deemed it advisable to implement alternatives aimed at reducing certain fixed costs of our combined activities and to lessen their impact on operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement”) was entered into between IRSA CP, Cresud and us, which was amended several times to bring it in line with evolving requirements. The agreement has a term of 24 months, is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice.

This agreement currently provides for the exchange and sharing of services among the following areas: Human Resources, Finance, Institutional Relations, Administration and Control, Insurance, Security, Agreements, Technical Tasks, Infrastructure and Services, Procurement, Architecture and Design, Development and Works, Real Estate, Hotels, Board of Directors, Board of directors of Real Estate Business, General Manager Office, Board Safety, Audit Committee, Real Estate Business Management, Human Resources of Real Estate Business, Fraud Prevention, Internal Audit and Agricultural Investment Management.

Pursuant to this agreement, the companies hired Deloitte & Co., an external consulting firm, to review and evaluate half-yearly the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and source documentation used in the process indicated above, by means of a half-yearly report.

The operations indicated above allow both IRSA CP and Cresud to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment being allocated on the basis of operating efficiency and equity, without pursuing individual economic benefits for any of the related companies.

Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Company’s employees. The main members of Fundación IRSA’s Board of Directors are: Eduardo S. Elsztain (President); Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It finances its activities with donations from IRSA, IRSA CP, Cresud and others related companies.

On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA whereby 3,800 square meters of the constructed area at the Abasto shopping center was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, on October 29, 1999, Fundación IRSA assigned free of cost all the rights of use over such store and its respective obligations to Fundación Museo de los Niños.

On November 29, 2005, IRSA CP signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment 2,670.11 square meters of the constructed area at Alto Rosario shopping center for a term of 30 years.

Fundación Museo de los Niños has used these spaces to set up “Museo de los Niños”, Abasto and “Museo de los Niños, Rosario”, two interactive learning centers intended for children and adults. Both agreements establish the payment of common expenses and direct expenses related to the services performed by these stores should be borne by Fundación Museo de los Niños.

Legal Services

We hire legal services from Estudio Zang, Bergel & Viñes, in which Saúl Zang is a partner. Mr. Zang is a member of our Board of Directors and that of our related companies. During the fiscal years ended June 30, 2016, 2015 and 2014 we paid Zang, Bergel & Viñes Abogados an aggregate amount of approximately Ps.5.2 million, Ps.3.9 million and Ps.3.5 million, respectively, as payment for legal services.

CRESUD purchase of agrochemicals from Adama

Adama is a company specialized in agrochemicals, particularly used in farming, and is a worldwide leader in active ingredients used in agricultural production. CRESUD, in the normal course of its business, acquires agrochemical products and/or hires services from Adama.  On July 17, 2016, DIC reported that it had signed an agreement with ChemChina to sell 40% of Adama Agricultural Solutions Ltd.’s shares, indirectly controlled by IDBD through DIC. For more information see “Recent Developments.”

Purchase and sale of goods and/or service hiring

In the normal course of its business and with the aim of making resources more efficient, we, or our related parties, including our parent company, in certain occasions purchases and/or hires services which later sells and/or recovers for companies or other related parties, based upon their actual utilization, without generating any profit to the companies.

Sale of advertising space in media

We and our related parties frequently enter into agreements with third parties whereby we sell/acquire rights of use to advertise in media (TV, radio stations, newspapers, etc.) that will later be used in advertising campaigns. Normally, these spaces are sold and/or recovered to/from other companies or other related parties, based on their actual use , without generating any profit to the companies.

Hospitality Services

We and our related parties hire, in certain occasions, hotel services and lease conference rooms for events to Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S.A., subsidiaries of IRSA.

Purchase of financial assets

We usually invest excess cash in several instruments that may include those issued by related companies, like Banco Hipotecario or BACS, acquired at issuance or from unrelated third parties through secondary market deals.

Investment in mutual funds of BACS Administradora de Activos S.A. S.G.F.C.I.

We invest from time to time our liquid fund in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario, among other entities.

Borrowings

In the normal course of its activities, we enter into diverse loan agreements or credit facilities between the related companies and/or other related parties. These loans accrue interest at market rates.

Line of Credit granted to IRSA

On June 25, 2014, IRSA CP increased the existing credit line expiring on June 25, 2015 to US$60 million, which is priced at the one year LIBOR rate plus 3.0%. Under this credit line, IRSA CP and any of their subsidiaries will be lenders and we and/or our subsidiaries (not our subsidiaries) will be the borrowers. In June 2015, the line of credit was renewed for an additional year until June 24, 2016. In addition, on July 5, 2016 the credit line was increased by up to US$120.0 million at an annual rate of 9% and expires on June 24, 2017.

As of the date of this annual report, the total amount granted from IRSA CP to us amounts to US$45 million.

Financial and service operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario S.A. and BACS Banco de Crédito y Securitización S.A. usually act as underwriters in Capital Market transactions. In addition, we have entered into agreements with BHSA, who provides collection services for our Shopping Centers.

Property purchase sale

We in the course of business operations may acquire or sell to or from other related parties certain real estate properties used for rental purposes.

Investment Properties transferred to IRSA CP

On December 22, 2014, we transferred to IRSA CP, 83,789 m2 of our premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose is to develop and operate commercial properties in Argentina. The total purchase price of the transaction was US$308 million, which had been paid as of June 30, 2016.

On April 7, 2016, we sold to IRSA CP, 16,012 m2 covering 14 floors and 142 garages in the building to be developed in the area of “Catalinas”, City of Buenos Aires. The purchase price of the transaction was established taking into account two components. On the one hand, the total surface area as measured in square meters to be acquired, settled on the amount of Ps.455.7 million, which were already paid. On the other hand, an amount that will be determined according to the actual cost of the construction by square meters.

Investment in Dolphin

As of the date of this annual report, we have invested approximately US$544 million in Dolphin, through our subsidiaries. Dolphin Fund Ltd, is an investment fund incorporated under the laws of Bermuda, whose investment manager is Consultores Venture Capital Uruguay S.A., a company controlled indirectly by our Chairman, Eduardo S. Elsztain. Dolphin Netherlands is a subsidiary of Dolphin Fund Ltd, incorporated in the Netherlands. Such investments were made in order to carry out the investment in IDB Development Corp. For more information please see Item 4. Information on the Company – A. History and development of the Company – “Investment of IDB Development Corporation Ltd. (IDBD).

Acquisition of DIC shares from IDBD

On September 23, 2016, we acquired from IDBD 8,888,888 shares of DIC for of NIS 99 million (approximately US$26.7 million), equivalent to the 8.8% of its shares outstanding. For more information see “Recent Developments.”

Transactions with IFISA

In June 2014, we, through our subsidiary Real Estate Investment Group IV LP, renewed a credit facility granted by IFISA, a company indirectly controlled by Eduardo Sergio Elsztain, for a total amount of 1.4 million shares of Hersha Hospitality Trust. The transaction was agreed upon for a term of 30 days, which could be renewed for up to 360 days; the facility was priced at Libor (3 months) + 50 bps. This credit facility was cancelled after the end of fiscal year 2014 in order to sell the remaining amount of Hersha.

On February 10, 2015, Dolphin, sold 71,388,470 IDBD shares to IFISA, for an amount of US$25.6 million, US$4.0 million of which were paid upon execution and the remaining balance of US$21.6 million were financed for a term of up to 360 days and priced at Libor 1M (one month) + 3%. On May 9, 2016, the parties agreed to extend the expiration date for 30 days as from execution of the addenda, to be automatically renewable every 30 days for a maximum term of 180 days, and increasing the rate to 9% since February 10, 2016.

On May 31, 2015, we, through Dolphin, sold to IFISA 46 million of warrants Series 4 for a total amount of NIS 0.46 million (equivalent to US$0.12 million at the time of the transaction), provided IFISA agreed to exercise them fully when Dolphin were so required by IDBD.

On July 28, 2015, Dolphin granted a loan to IFISA for an amount of US$7.2 million, due in July 2016, which accrues interest at Libor 1M (one month) + 3%. On May 9, the parties agreed to extend the expiration date to June 8, 2016, to be automatically renewable every 30 days for a maximum term of 180 days, and increased the rate to 9%.

On October 9, 2015, we granted a loan in the amount of US$40 million to IFISA. The term of the loan is one year calculated from the disbursement and will bear interest at a rate of 3% + Libor 1M, to be determined monthly. On October  9, 2016, the parties agreed to extend the expiration date to be automatically renewable every 30 days for a maximum term of 180 days and increase the rate to 9%.

In February 2016, DN B.V., a subsidiary of Dolphin, entered into an option contract with IFISA whereby Dolphin is granted the right, but not the obligation to acquire 92,665,925 shares of IDBD held by IFISA at a share price of NIS 1.64 plus an annual interest of 8.5%. The exercise date for the option extends for two years.

Purchase of farmland “La Adela”

In July 2014, we bought from Cresud “La Adela” farmland – an area of approximately 1,058 hectares located in the municipality of Luján, Province of Buenos Aires, for a total amount of Ps.210 million. Given the development and proximity to Buenos Aires, there is a high potential for urbanization of this farmland; therefore, the purpose of the sale is to undertake a new real estate development.

Transfer of tax credits

Sociedad Anónima Carnes Pampeanas S.A. (subsidiary of Cresud) and Cresud, assigned credits to IRSA CP and other related parties corresponding to value added tax export refunds related to such companies’ business activity.

C.           Interests of Experts and Counsel

This section is not applicable

ITEM 8.                 FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See Item 18 for our Audited Consolidated Financial Statements.

Legal or Arbitration Proceedings

Legal Proceedings

Operations Center in Argentina

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

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. However, the judge has delayed his decision until a final judgment in the criminal proceedings against the former Defense Minister and former directors of Indarsa has been delivered. It should be noticed, regarding the abovementioned criminal procedure, that on February 23, 2011 it was resolved to declare its expiration, and to dismiss certain defendants. However, this resolution is not final because it was appealed. We cannot give you any assurance that we will prevail in this proceeding, and if the plaintiff’s claim is upheld by the courts, all of the assets of Puerto Retiro would likely be used to pay Indarsa’s debts and our investment in Puerto Retiro, would be lost. As of June 30, 2016, we had not established any reserve with respect of this contingency.

Tandanor has filed a civil action against Puerto Retiro and the people charged in the referred criminal case looking forward to be reimbursed from all the losses which have arose upon the fraud committed. On March 7, 2015 Puerto Retiro responded filing certain preliminary objections, such as prescription or limitation, lack of information to respond the lawsuit, lack of legitimacy (active and passive).  On July 12, 2016 Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal N° 5 related to the preliminary objections above mentioned. Two of them were rejected –lack of information and lack of legitimacy (passive). We filed an appeal with regard to the rejection of these two objections. But, on the other hand, the other two objections will be studied at the moment of deliver the sentence, which is an important step in order to obtain a favorable decision.

Legal issues with the City Hall of Neuquén

In June 2001, Shopping Neuquén requested that the City of Neuquén allow it to transfer certain parcels of land to third parties so that each participant in the commercial development to be constructed would be able to build on its own land. Neuquén’s Executive Branch previously rejected this request under Executive Branch Decree N° 1437/2002 which also established the expiration of the rights arising from Ordinance 5178 due to not building the shopping center in time, including the loss of the land and of any improvement and expenses incurred. As a result, Shopping Neuquén had no right to claim indemnity charges and annulled its buy-sell land contracts.

Shopping Neuquén submitted a written appeal to this decision on January 21, 2003. It also sought permission to submit a revised schedule of time terms for the construction of the shopping center, taking into account the economic situation at that time and including reasonable short and medium term projections. Neuquén’s Executive Branch rejected this request in their Executive Branch Decree 585/2003. Consequently, on June 25, 2003, Shopping Neuquén filed an “Administrative Procedural Action” with the High Court of Neuquén requesting, among other things, the annulment of Executive Branch Decrees 1,437/2002 and 585/2003 issued by the City Executive Branch. On December 21, 2004, the High Court of Neuquén communicated its decision that the administrative procedural action that Shopping Neuquén had filed against the City of Neuquén had expired. Shopping Neuquén filed an extraordinary appeal for the case to be sent to the Argentine Supreme Court.

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

Shopping Neuquén came to an agreement and paid all of the City’s lawyers, including pending fees contested in court.

Shopping Neuquén finished the construction and opened the shopping center in March, 2015, obtaining also all necessary provincial and city authorizations for it.

Arcos del Gourmet

In December 2011, IRSA Commercial Properties started to develop, through our subsidiary Arcos, the “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. On December 10, 2013, Administrative and Tax Contentious Court of Appeal of the City of Buenos Aires ratified an injunction that suspends the opening of the shopping center on the grounds that it has failed to obtain certain government permits. Despite the fact that the construction has all government permits in place, IRSA Commercial Properties has filed an appeal against the decision and have requested that the injunction be lifted. In such sense, on April 10, 2014, the government of the City of Buenos Aires issued a new environmental compliance certificate. IRSA Commercial Properties obtained a favorable decision on this case based on procedural grounds. Notwithstanding, the plaintiff appealed this decision, and the file was placed on the Court of Appeal on September 23, 2014.

On the other hand, there is another judicial process entitled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo”. On August 29, 2014 the lower court rendered a decision rejecting the case. This resolution was appealed but afterwards, was confirmed in December, 2014. Therefore, on December 18th, 2014, the “Arcos” Project was opened to the public, operating normally nowadays. Notwithstanding, the plaintiff appeared before the Superior Court of the City of Buenos Aires to request the review of the case based on the constitutional’s matters involved. The Court has not rendered a decision yet.

Moreover, on May 18th, 2015 IRSA Commercial Properties was notified of the revocation of the Agreement for the Reorganization for Use and Exploitation Nº AF000261 (“Contrato de Readecuación de Concesión de Uso y Explotación NºAF000261”)  issued by the Agency for the Management of the State Assets (“Agencia de Administración de Bienes del Estado” or “AABE”) through Resolution Nº 170/2014. This Resolution was not enacted due to breach of contract by Arcos del Gourmet nor it has implied up to the date of this annual report the interruption of the economic exploitation neither of the functioning of the shopping center that IRSA Commercial Properties operate there. IRSA Commercial Properties has filed the proper administrative and judicial motions to revoke the Resolution and as of the date of this annual report these proceedings are ongoing.

Notwithstanding the aforesaid, the “Federación de Comercio e Industria de la Ciudad de Buenos Aires” has filed a motion opposing of the injuction. On March 17, 2015 this request was rejected. As a consequence, it has filed an appeal, remain pending.

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings against IRSA Commercial Properties for an aggregate amount of Ps.3.7 million, plus an added amount, provisionally estimated, of Ps.0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where IRSA Commercial Properties is planning to develop a shopping center. As of June 30, 2011, under court proceedings, the building was subject to a legal attachment for Ps.36.8 million. On December 12, 2012, the legal attachment was lifted and accredited in the file concerned in February 2013.

After we sold the Edificio Costeros, dique II, on November 20, 2009, we requested an opinion to the Argentine Antitrust Authority as to whether it was necessary to report this transaction. The Argentine Antitrust Authority advise us that it was required to notify the transaction. We challenged this decision, but it was confirmed. On December 5, 2011, we notified the transaction and on April 30, 2013 the transaction was approved by the Argentine Antitrust Authority by Resolution No 38, as a result of that this legal proceeding was concluded.

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

On April 11, 2011, Quality Invest requested the Argentine Antitrust Authority opinion regarding Quality’s acquisition Property of a warehouse owned by Nobleza Piccardo S.A.I.C. y F. located in San Martín, Province of Buenos Aires. The Argentine Antitrust Authority stated that there was an obligation to notify the situation, but Quality Invest filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the Argentine Antitrust Authorities’ decision regarding the obligation to notify and, therefore, on February 23, 2012, the transaction was filed. As of the date of this annual report, the Argentine Antitrust Authority is analyzing this decision.

On august 23, 2011, IRSA Commercial Properties notified the Argentine Antitrust Authority the direct and indirect acquisition of common shares of NPSF, the transaction involved the direct acquisition of 33.33% of NPSF and 16.66% through our controlled vehicle Torodur S.A. As of the date of this annual report the transaction is being analyzed by the Argentine Antitrust Authority.

On June 16, 2012, we sold to Cabaña Don Francisco S.A. certain Costeros Dique IV’s functional units, to be used for office space, and complementary units to be used for parking. In addition, we assigned upon the purchaser all rights and interests arising from lease agreements involving the conveyed units. As a result, an advisory opinion was requested from the Argentine Antitrust Authority as to the need to report such transaction. The Argentine Antitrust Authority resolved that the transaction was exempt from report on May 21, 2014, so this legal process was finished.

On December 7, 2012, we filed with the Argentine Antitrust Authority the adquisition of EHSA, which has the beneficial ownership of 50% of La Rural S.A That company runs an exposition center known as Predio Ferial de Palermo. As of the date of this annual report, the Argentine Antitrust Authority is analyzing the transaction.

Through the issuance of Resolution N° 16,521 dated February 17, 2011 the CNV commenced a summary proceeding against the members of IRSA’s board of directors and its supervisory committee members (all of them at that time, including among others Eduardo S. Elsztain), alleging certain formal errors in the Inventory and Balance Sheet Book, specifically the failure by the Company to comply with certain formalities in the presentation of a table included in the Memoria (annual report); arising from an investigation carried out by the CNV in October 2010. Applicable law requires that the corrections of any errors in the annual report include a legend identifying each error and the way in which it was corrected, including insertion of the holographic signature from the chairman of the board. In this case, we first corrected the mistake and after the request from the CNV included the legend and the holographic signature of the chairman, required by the relevant formalities.

IRSA’s response to the CNV’s allegations containing the arguments for the defense was filed in March 2011 and the first hearing was held in May 2011. In April, 2013, the CNV imposed (as a result of the aforementioned alleged charge) a fine on the members of IRSA’s board of directors and its supervisory committee members. The fine imposed by the CNV amounts to Ps.270,000 equivalent to US$49,632 and it was imposed against IRSA and the members of the board together. The amount of the fine demonstrates the immaterial nature of the alleged violations. Even though the fine was paid, in April 2013, IRSA appealed such resolution, which is still ongoing in Court Room N° IV of the National Chamber of Appeals in Federal Administrative Procedures (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal).

For more information see “Item. 3(d) Risk Factors—Risk related to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future”.

Class actions in the United States

On May 9, 2016, a putative shareholder class action was filed in the United States District Court for the Eastern District of Pennsylvania against IRSA, certain of its officers and directors, and Cresud.  The complaint asserts violations of the federal securities laws on behalf of persons     that purchased IRSA’s American Depositary Receipts between November 3, 2014 and December 30, 2015, and alleges that defendants made materially false and misleading statements and omissions relating to IRSA’s investment in IDBD. More specifically, the complaint alleges that IRSA’s disclosures during that time period misrepresented and failed to disclose that (1) IDBD’s US$6.7 billion net debt should have been consolidated in IRSA’s financial statements and (2) as so consolidated, IRSA’s debt would violate the covenants specified in IRSA’s Global Notes Indenture.

These class actions were transferred to the United States District Court for the Southern District of New York on July 14, 2016, and were referred to Judge Vernon S. Broderick on July 19, 2016.  In each action, a putative class representative has filed a motion to be appointed as lead plaintiff and to appoint class counsel.  Both such motions remain pending before the Court. Defendants believe that there is no merit to the claims alleged and intend to vigorously defend these actions. Nevertheless, no assurance can be given that we will be successful in defending these claims.

Operations Center in Israel

Litigation against IDB

In recent years there has been an increasing trend of filing derivative and class action claims in the area of corporate and securities laws in Israel. While taking into account such issues and the financial position of IDB and its holding structure, claims in considerable amounts may be filed against IDB, including in connection with its financial position and cash flows, with offerings that it makes, and transactions that were carried out or not completed, including with regards to the contentions and claims of the controlling shareholders that took place in IDB.

Arbitration proceedings relating to the obtainment of control in IDBD.

On May 7, 2014, a transaction was agreed whereby the Company, acting indirectly through Dolphin, acquired jointly with ETH (a non-related company established under the laws of the State of Israel, which was presented to Dolphin as a company controlled by Mordechay Ben Moshé), an aggregate number of 106.6 million common shares in IDBD, representing 53.30% of its stock capital, under the scope of the debt restructuring Arrangement of IDBH, IDBD's parent company, with its creditors.

Under the terms of the agreement entered into between Dolphin and ETH (the “Shareholders’ Agreement”), Dolphin acquired 50% interest in this investment, and ETH acquired the remaining 50%. The initial total investment amount was NIS 950, equivalent to approximately US$272 at the exchange rate prevailing on that date.

On May 28, 2015, ETH launched the BMBY mechanism provided in the Shareholders’ Agreement (clause which establishes that each party of the Shareholders' Agreement may offer to the counterparty to acquire (or sell, as the case may be), the shares it holds in IDBD at a fixed price). In addition, ETH further added that the purchaser thereunder required to assume all obligations of seller.

On June 10 and 11, 2015, Dolphin gave notice to ETH of its intention to buy all the shares of IDBD held by ETH.

After certain aspects of the offer were resolved through an arbitration process brought by Dolphin and ETH, on September 24, 2015, the competent arbitrator resolved that: (i) Dolphin and IFISA (related company to the Company) were entitled to act as buyers in the BMBY process, and ETH had to sell all of the IDBD shares held by it (92,665,925 shares) at a price of NIS 1.64 per share; (ii) The buyer had to fulfill all of the commitments included in the Arrangement, including the commitment to carry out Tender Offers; (iii) The buyer had to pledge in favor of the Arrangement Trustees the shares that were previously pledged in favor of the Arrangement Trustees by the seller.

On October 11, 2015, the BMBY process concluded, and IFISA acquired all IDBD's shares of stock held by ETH. Consequently, the Shareholders' Agreement ceased and members of IDBD's Board of Directors representing ETH submitted their irrevocable resignation to the Board, therefore Dolphin was hence empowered to appoint the new members to the Board. Additionally, on the same date, Dolphin pledged additional shares as collateral to secure compliance with the IDBD stock purchase agreement, thereby increasing the number of pledged shares to 64,067,710. As a consequence, the Company gained control of IDBD and started to consolidate financial statements as from that date.

In addition to the competent arbitrator’s decision issued on September 24, 2015, ETH and Dolphin still have counterclaims of different kinds which are subject to such arbitration proceeding. As of the filing date of this Annual Report, the proceeding is still being heard.

 Litigation against Clal Insurance and its subsidiaries

This exposure is especially high in the areas of long-term savings and long-term health insurance in which Clal Insurance operates, inter alia, in view of the fact that in these areas the policies were issued decades ago, while at present, after significant changes in the regulatory environment and against the background of developments in legal precedent and the Israeli authority’s position, the same policies may be interpreted differently, retrospectively, and may be subjected to different interpretation standards than those that were customary at the time that the policies were made. Moreover, in these areas the policies are valid for dozens of years and, therefore, there is a risk that in those cases in which a customer’s claim is accepted and a new interpretation is given to the policy, the future profitability of Clal Insurance in respect of the existing policy portfolio will also be affected. This is in addition to the possible compensation that could be given to the customers due to past activity.

Alongside these aspects, during 2015 amendments were made to reflect a significant reform in the field of approving an insurance program which allows the Israeli authority, under certain conditions, to order the insurer to stop introducing an insurance policy or to order an insurer to make a change to an insurance policy, even with regard to policies that have already been marketed by the insurer. It is not possible to foresee to what extent insurers are exposed to claims in connection with the provisions of the policy, the manner of implementing the Israeli authority’s powers pursuant to the insurance policy reform and its implications, which may be raised, inter alia, by means of the procedural mechanism provided in the Israeli Class Actions Law.

There are claims that have been recognized as class action suits, claims for which there are pending motions to have them certified as class action suits, and other claims which are immaterial. These claims include mainly claims of improper actions, not in accordance with laws, licenses or breaches of agreements with customers or performance of tort damages toward customers (especially misleading a customer, or a negligent misrepresentation), causing damage, either monetary or non-monetary, to customers. A significant amount of these claims also include claims of charging excessive premiums and payment of lower than called for insurance compensation. In addition, there are pending motions to have claims certified as derivative actions.

Sale of shares of Clal Insurance Enterprises Holdings Ltd

On August 21, 2013, on the background of concerns about the ability of the previous controlling shareholders of IDBD (Dankner group) to meet the requirements to have control over an insurance company, set forth by the Commissioner of Capital Markets, Insurance and Savings (which is a division within the Ministry of Finance of Israel; the "Commissioner"), the Commissioner required that IDBD transfer 51% of the shares in Clal to Mr. Moshe Terry ("the Trustee") and to grant the Trustee an irrevocable power of attorney with regard to the voting of such shares in Clal.

On November 27, 2013, and as part of the debt arrangement In IDB Holdings Corporation Ltd., the Commissioner set forth an outline to enable the change of control in IDBD (as part of the debt arrangement), whereby the Commissioner would not view such change of control as being a breach of the Supervision of Financial Services (Insurance) Law, 1981 (the "Insurance Law"), subject to certain conditions, including terms whereby if until 31.12.2014 a control permit for Clal Insurance will not be obtained for the new controlling shareholders in IDBD, or, that an agreement for the sale of the controlling stake in Clal Insurance will not have been signed, then the Trustee will be authorized to sell the Clal Insurance shares that the Trustee holds. Both groups that had submitted proposals in the debt arrangement process (including the Dolphin group) approved such outline.

On December 30, 2014, the Commissioner sent an additional letter setting a term by which IDBD’s control over and equity interests in Clal were to be sold and giving directions as to the Trustee’s continuity in office, among other aspects.

The sale arrangement outlined in the letter involves IDBD’s and the Trustee’s interests in the sale process under different options and timeframes. As of June 30, 2016, the current sale arrangement involved the sale of the interest, as per the following detail and by the following dates:

a.   IDBD would have to sell at least 5% of its equity interest in Clal per each 4 month period beginning as of January 7, 2016.
b.   During each of the subsequent four-month periods, IDBD would have to sell at least an additional 5% of its equity interest in Clal.
c.   If IDBD sells more than 5% of its equity interest in Clal in any given four-month period, the percentage in excess of the required 5% would be offset against the percentage required in the following 4 month period.

IDBD would be required to continue to sell all of its holdings in Clal apart for such holdings that do not require a permit pursuant to applicable law, or, alternatively, such holdings that IDBD will be permitted to hold pursuant to applicable law.

In case IDBD does not fulfill its obligation in the manner described in the above paragraph the Trustee would be entitled to act upon the specified arrangement in lieu of IDBD, pursuant to all powers that had been vested under the representations of the trust letter. The consideration for the sale would be transferred to IDBD, with the expenses incurred in the sale process to be solely borne by IDBD.

On May 7 ,2016 the Commissioner requested that the Trustee act to sell 5% of the shares of Clal Insurance according to the December 30, 2014 letter. IDBD has objected to such sale, and notified the Trustee that in case the Trustee shall sell shares then IDBD will consider claiming against the Trustee for damages. As a result, on July 13, 2016 the Trustee applied to the Tel Aviv District Court to obtain instruction on whether and how to sell such 5% of Clal Insurance shares.

On May 26, 2016 IDBD's board decided to commence a competitive process for the sale of a control stake in Clal. Following such decision, on July 1, 2016 IDBD entered into an agreement with JP Morgan to serve as an investment bank on behalf of IDBD for the sale of a control stake in Clal.

In addition, in June 2015, an application for a Israeli court to approve the commencement of a class action against IDBD, IDBD’s directors (some of which are also our directors), Dolphin Netherlands B.V. and C.A.A Extra Holdings Ltd. was filed by individuals who argue that IDBD’s controlling shareholders and board of directors acted in concert to frustrate the sale of shares of Clal Insurance Enterprises Holdings Ltd (or Clal) to JT Capital Fund. The applicants argue that this caused them material damages as under the terms of the debt restructuring of IDBD’s holding company, IDB Holdings Corporation Ltd. with its creditors, they would have been entitled to receive a larger payment had the above mentioned sale been consummated. Furthermore, they allege that the 2014 and 2015 rights offerings of IDBD discriminated against the minority shareholders.  On March 21, 2016, the respondents filed a motion to dismiss this class action application. On June 2, 2016, the Court partially accepted this motion, and ordered the applicants to file an amended class action application that would include only the arguments and remedies with respect to the said Clal transaction. On August 2, 2016, the respondents filed a motion to appeal (regarding the decision not to dismiss the arguments concerning the Clal transaction) and, on August 14, 2016, the applicants filed an appeal (regarding the decision to dismiss the arguments concerning the rights offering) both before the Israeli Supreme Court. As of the date of this annual report, the Supreme Court has decided that the motion to appeal and the appeal will be heard jointly, and has ordered a stay of the procedings.

Litigation against Cellcom and its subsidiaries

In the normal course of business, claims have been filed against Cellcom by its customers. These are mostly motions for approval of class actions, primarily concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them.

In addition, in the normal course of business, claims have been filed against Cellcom in issues related to the environment, including claims regarding non-ionizing radiation from cellular handsets and claims in respect of sites belonging to Cellcom. These are mostly motions for approval of class actions, relating to allegations of unlawful conduct or breach of license causing monetary and non-monetary damage (including claims for future damages).

Litigation against Adama and its subsidiaries

In the normal course of business, Adama is involved in various legal claims involving environmental claims for smell and noise hazards relating to its site.  claims by employees, subcontractors, suppliers, authorities and others which concern, inter alia, claims for breaches of provisions of the law regarding termination of employment and obligatory payments to employees, claims for breach of contract and patent infringement, and compulsory payments to authorities.

Litigation against Shufersal

In the normal course of business, legal claims were filed against Shufersal by its customers. These are mostly motions for certification of class actions, which mainly concern claims of charging money unlawfully, acting contrary to the law or a license, or a breach of the agreements with customers, causing financial and non-financial loss to them.

In addition in the normal course of business, legal claims were filed with the courts against Shufersal by employees, subcontractors, suppliers, authorities and others, which relate mainly to claims of breaches of the provisions of the law in relation to the termination of workers’ employment and compulsory payments to employees, claims of breaches of contract and compulsory payments to authorities.

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

1.
5% to our legal reserve, up to 20% of our capital stock;

2.
a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our Supervisory Committee;

3.
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

Our dividend policy consists in the distribution of an amount not to exceed the higher of a) twenty percent (20%) of the sales, leases and services of “Offices and Others” segment, as recorded in Segment reporting, as of June 30 of each year, or b) 20% of Net income as recorded in the Consolidated Statements of Income as of June 30 of each year. This policy requires that we must at all times comply with the covenants imposed by our financial obligations. Given the recent transfer of office buildings to our subsidiary IRSA Commercial Properties, the company is evaluating to make certain modifications to the policy set forth.

The table below presents the dividend payment ratio and the total amount of dividends paid for, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in historical Pesos of their respective payment date.

Year declared	Cash dividends	Cash dividends(1)	Stock dividends(1)	Total per common share
	(in millions of Ps.)	(Ps.)	(Ps.)	(Ps.)
1997	15.0	0.110	—	0.110
1998	13.0	0.060	0.05	0.110
1999	18.0	0.076	0.04	0.116
2000	—	—	0.20	0.204
2001-2008	—	—	—	—
2009	31.7	0.055	—	0.055
2010	120.0	0.207	—	0.207
2011	311.6	0.539	—	0.539
2012	99.0	0.171	—	0.171
2013	180.0	0.311	—	0.311
2014	306.6	0.532	—	0.532
2015	56.6	0.9869	—	0.9869
2016	—	—	—	—
(1) Corresponds to payments per common share.

The table below presents the dividend payment ratio to the total amount of dividends paid for by our subsidiary IRSA Commercial Properties, from which we collect dividends in our capacity as shareholders, each fully paid, for the years indicated in the table below.

Year declared	Cash dividends(1)	Stock dividends(1)	Total per share
	(Ps.)	(Ps.)	(Ps.)
2005	14,686,488	-	0.0188
2006	29,000,000	-	0.0372
2007	47,000,000	-	0.0601
2008	55,721,393	-	0.0712
2009	60,237,864	-	0.0770
2010	56,000,000	-	0.0716
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469
2016	283,580,353	-	0.2250

B.           Significant Changes.

Annual Shareholders Meeting.

The Ordinary and Extraordinary Shareholders’ Meeting has been called for October 31, 2016, at 1:00 p.m., to address the following agenda:

·
Consideration of documents contemplated in Section 234, paragraph 1, of the Argentine Companies Law No. 19,550 for the fiscal year ended June 30, 2016.

·
Consideration of the fiscal year’s results, consisting of a Ps.1,254 million. Ratification of the Board of Directors’ resolution of May 12, 2016, to fund the legal reserve with funds from the future dividends reserve, in accordance with Art. 5, Chapter III, Title IV of CNV Rules.

·
Consideration of Board of Directors’ performance.

·
Consideration of Supervisory Committee’s performance.

·
Consideration of compensation payable to the Board of Directors for Ps.24 million for the fiscal year ended June 30, 2016.

·
Consideration of compensation payable to the Supervisory Committee for the fiscal year ended June 30, 2016.

·
Determination of the number and election of Regular Directors and Alternate Directors, as applicable.

·
Appointment of Regular and Alternate Members of the Supervisory Committee.

·
Appointment of Certifying Accountant for the next fiscal year and determination of its compensation. Delegation of powers.

·
Updating of report on Shared Services Agreement.

·
Treatment of amounts paid as personal assets tax levied on the shareholders.

·
Consideration of (i) request for extension of the Global Note Program for up to US$300 million currently outstanding, in accordance with the resolutions adopted at the Shareholders’ Meeting dated October 31, 2011, for a further five years or more, if applicable; (ii) request for extension of the Program for an additional US$200 million.

·
Consideration of (i) delegation on the Board of Directors of powers to implement the time and amount extension requests of the Global Note Program and/or its reduction, and to determine the terms and conditions of the Program not expressly approved by the shareholders’ meeting, such as time and currency of issue and further terms and conditions of the notes to be issued under the Global Note Program ; (ii) authorization to Board of Directors to (a) approve, celebrate, enter into and/or subscribe any agreement, contract, document, instrument and/or note related to the time extension of the Program and/or the implementation of the amount increase and/or the issuance of notes and/or series of notes under the Program; (b) request to the Argentine Securities Commission the authorization for the public offering of such notes; (c) request to the applicable stock Exchange, local or foreign, the authorization for the listing of such notes; and (d) undertake any action or take any necessary step in order to the time extension request of the Program and/or its amount increase and/or the issuance of notes and/or series of notes under the Program; and (iii) authorization to the Board of Directors to delegate the powers and authorizations granted in (i) and (ii) to one or many of its members.

·
Consideration of the granting of indemnity to current and former members of the Board of Directors, members of the Supervisory Committee and the Senior Management of the Company, in subsidy of the D&O policies.

·
Consideration of reform of article 24 of the by-laws in order to include distance meetings.

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

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2012 through October 27, 2016. The table also shows the high and low daily closing prices of our GDSs in U.S. Dollars and the quarterly trading volume of our GDSs on the NYSE. Each GDS represents ten common shares.

	Buenos Aires Stock Exchange			NYSE
	Share	Ps.per Share		GDS	US$per GDS
	Volume	High	Low	Volume	High	Low
Fiscal Year 2012
1st Quarter	1,559,282	5.83	4.00	2,145,035	13.75	8.52
2nd Quarter	980,406	5.20	3.95	1,398,563	11.17	8.60
3rd Quarter	1,338,946	5.50	4.60	2,481,773	11.24	10.01
4th Quarter	1,298,975	5.03	3.87	5,169,653	9.67	6.48
Annual	5,177,609	5.83	3.87	11,195,024	13.75	6.48
Fiscal Year 2013
1st Quarter	1,583,675	4.90	4.25	2,809,916	7.35	6.55
2nd Quarter	1,299,758	5.65	4.40	2,584,636	8.10	6.88
3rd Quarter	5,457,467	8.00	4.95	3,557,654	9.48	7.26
4th Quarter	2,940,138	8.50	5.80	5,672,720	9.53	7.00
Annual	11,281,038	8.50	4.25	14,624,926	9.53	6.55
Fiscal Year 2014
1st Quarter	2,288,603	8.15	5.60	3,003,517	8.92	7.28
2nd Quarter	2,143,645	11.50	8.10	3,821,126	12.22	9.06
3rd Quarter	1,044,008	12.00	10.45	1,469,214	12.06	9.41
4th Quarter	1,018,570	18.45	10.70	4,515,032	17.73	10.71
Annual	6,494,826	18.45	5.60	12,808,889	17.73	7.28
Fiscal Year 2015
1st Quarter	4,637,175	21.00	14.00	3,942,683	17.39	13.76
2nd Quarter	591,870	21.00	16.90	4,186,746	17.72	12.90
3rd Quarter	1,769,874	25.00	17.50	4,887,484	21.10	15.26
4th Quarter	1,268,471	24.00	20,50	3,739,942	19.88	17.61
Annual	8,267,390	25.00	14.00	16,756,855	21.10	12.90
Fiscal Year 2016
1st Quarter	2,212,746	24.50	18.50	3,058,409	18.54	13.92
2nd Quarter	1,896,649	25.50	16.70	8,991,424	18.15	12.01
3rd Quarter	3,164,802	21.90	11.60	6,577,472	14.96	8.60
4th Quarter	2,039,601	25.10	19.10	4,803,840	16.81	14.03
Annual	9,313,798	25.50	11.60	23,431,145	18.54	8.60
Fiscal Year 2017
1st Quarter	4,880,744	29.80	24.00	4,387,317	19.49	16.58
As of October 27, 2016	1,333,612	30.80	28.50	1,686,135	20.14	18.50
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

Almost all the provisions of the former Decree No.677/2011 (the “Transparency Decree”) have been incorporated in the Capital Markets Law and in the CNV Rules. The Capital Markets Law provides rules and provisions guided by the following goals and principles:

● Promoting the participation of small investors, union associations, industry groups and trade associations, professional associations and all public savings entities in the capital market, particularly encouraging mechanisms designed to promote domestic savings and channel such funds towards the development of production;

● Strengthening mechanisms for the protection of and prevention of abuses against small investors for the protection of consumers’ rights;

● Promoting access of small and medium-sized companies to the capital market;

● Fostering the creation of a federally integrated capital market through mechanisms designed to achieve an interconnection of computer systems from different trading markets, with the use of state-of-the-art technology;

● Encouraging simpler trading procedures available to users to attain greater liquidity and competitiveness in order to provide the most favorable conditions for the implementation of transactions.

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

Before the enactment of the Capital Markets Law and the CNV Rules there were 12 securities exchanges in Argentina, which were located in the City of Buenos Aires, Bahía Blanca, Chaco, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Salta, Santa Fe, and Tucumán. Six of these exchanges (the BASE, Rosario, Córdoba, La Rioja, Mendoza, and Santa Fe) had affiliated stock markets in accordance with the requirements of Law No.17,811 which was derogated by the Capital Markets Law.

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

Information regarding the BCBA

	As of June 30,
	2016	2015
Market capitalization (Ps.billion)	3,625	4,025
Average daily trading volume (1) (Ps.million)	310	150
Number of listed companies	100	99
(1) During the month of June.

Although companies may list all of their capital stock on the MVBA, in many cases a controlling block is retained by the principal shareholders resulting in only a relatively small percentage of many companies’ stock being available for active trading by the public on the MVBA. As of June 30, 2016, approximately 100 companies had equity securities listed on the MVBA. The Argentine securities markets are substantially more volatile than the securities markets in the United States and certain other developed countries. The Merval Index experienced a 30.1% decrease in 2011, a 15.9% increase in 2012, a 88.9% increase in 2013, a 59.1% increase in 2014, a 36.1% increase in 2015 and a 25.8%increase during the six months of 2016. In order to control price volatility, the MVBA operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15 minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%. Any additional 5% variation on the price of the security after that results in additional 10 minute successive suspension periods.

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

Pursuant to article 4 of our by-laws our purpose is to perform the following activities:

·
Invest, develop and operate real estate developments;

·
Invest, develop and operate personal property, including securities;

·
Construct and operate works, services and public property;

·
Agency activities;

·
Manage real or personal property, whether owned by us or by third parties;

·
Build, recycle, or repair real property whether owned by us or by third parties;

·
Advise third parties with respect to the aforementioned activities;

·
Finance projects, undertakings, works and/or real estate transactions of third parties;

·
Finance, create, develop and operate projects related to Internet.

Board of Directors

Voting on proposals in which directors have material interest

·
shall not be allowed to make use of any corporate assets or confidential information for his/her own private purposes;

·
shall not be allowed to profit or permit a third party to profit, whether by an action or an omission to act, from any business opportunities available to the company;

·
shall be required to exercise any powers conferred to them solely for the purposes for which they were conferred under the law or the corporate bylaws or by a shareholders’ meeting or the board of directors;

·
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

i.
Directors, members of the supervisory body or surveillance committee, as well as chief executive officers or special managers of the issuing company appointed under section 270 of Argentine Corporation Law;

ii.
Natural persons or legal entities controlling or holding a substantial interest, as determined by the CNV, in the capital stock of the issuer or the issuer’s controlling entity;

iii.
Any other company under the common control of the same controlling entity;

iv.
The ascendants, descendants, spouses or siblings of any of the natural persons referred to in paragraphs i) and ii) above;

v.
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

·
allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of the capital stock;

·
the sum established by the shareholders’ meeting as remuneration of the of Directors and the supervisory committee;

·
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

Voting rights and staggered elections

Our stock capital is composed by book-entry common shares with face value of Ps.1 per share and entitled to one vote each. All directors and alternate directors are elected for a three-year term.

Our by laws do not consider staggered elections.

Rights to share in IRSA’s profits

The holders of our common shares have the right to participate in our net and realized profits on a pro rata basis of their respective interests.

Pursuant to the Corporations Law and Section 29 of our bylaws, liquidated and realized profits of each fiscal year shall be distributed as follows:

·
allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of our capital stock;

·
the sum established by the shareholders’ meeting as remuneration of the board of Directors and the supervisory committee; and

·
dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders determine at the shareholders’ meeting.

Rights to share in any surplus in the event of liquidation

In the event of liquidation, dissolution or winding-up of our company, our assets are:

·
to be applied to satisfy our liabilities; and

·
to be proportionally distributed among holders of preferred stock in accordance with the terms of the preferred stock. If any surplus remains, our shareholders are entitled to receive and share proportionally in all net assets available for distribution to our shareholders, subject to the order of preference established by our by-laws.

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

·
acquisitions by persons holding or controlling common shares or convertible securities in accordance to Decree N° 677/2001, supersede by Law N° 26,831, notwithstanding the provisions of the Comisión Nacional de Valores ; and

·
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

In general, the following matters can be considered only at a special shareholders’ meeting (asamblea extraordinaria):

·
matters that may not be approved at an ordinary shareholders’ meeting;

·
the amendment of our by-laws;

·
reductions in our share capital;

·
redemption, reimbursement and amortization of our shares;

·
mergers, and other corporate changes, including dissolution and winding-up;

·
limitations or suspensions to preemptive rights to the subscription of the new shares; and

·
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

However, pursuant to the Argentine Corporations Law, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions:

·
advanced winding-up of the company;

·
transfer of the domicile of the company outside of Argentina;

·
fundamental change in the purpose of the company;

·
total or partial mandatory repayment by the shareholders of the paid-in capital; and

·
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

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations on ownership of securities or exercise of voting rights, by non-resident or foreign shareholders. However, foreign shareholders must fulfill certain requirements with the IGJ in order to assure that they will be able to properly exercise their voting rights. General Resolution N° 7 passed in July 2015 by the IGJ with effects as of November 2015, and other related regulations set forth certain requirements for foreign entities registered with the IGJ. It provides, among other requirements, disclosure of information related to their proprietary interests in assets located outside Argentina to be at least equivalent in value to those located inside Argentina. The entities must comply with these requirements in order to (1) perform activities on a regular basis through their Argentine branches (Section 118 Argentine Corporate Law), or (2) exercise their ownership rights in Argentine Companies (Section 123 Argentine Corporate Law). In cases where the IGJ has concluded that the entities (a) do not have assets outside Argentina; or (b) have non-current assets that are not materially significant compared to those non-current assets which are owned by them and located in Argentina; or (c) the entity’s address in Argentina becomes the place where this entity makes a majority of its decisions, corporate or otherwise, the entities may be required to amend and register their by-laws to comply with Argentine law, thereby becoming an Argentine entity subject to Argentine law according to Section 124 of Argentine Corporation Law. In addition, Argentine companies with shareholders consisting of such entities that fail to comply with these requirements may be subject to the following sanctions: the IGJ may not register corporate decisions adopted by the Argentine Company when its off-shore shareholder votes as a shareholder. Any decisions made pursuant to such vote related to the approval of its annual balance sheet may be declared null and void for administrative purposes.

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

On November 14, 2014, the shareholder’s meeting decided to amend the following sections of the by-laws: (i) Section First in order to comply with the Capital Markets Law No. 26,831, and (ii) Section Twenty-Four in order to incorporate the regulation of the shareholders’ meeting held with shareholders present or communicated through teleconference technologies.

C.           Material Contracts

We do not have any material contract entered into outside the ordinary course of business other than some of the operations previously described under the sections Related Party Transactions, Recent Developments, and Our Indebtedness.

D.           Exchange Controls

Foreign Currency Regulation

Under Decree No.260/2002, the Argentine government had set up an exchange market through which all foreign currency exchange transactions are made. Such transactions were subject to the regulations and requirements imposed by the Argentine Central Bank. Under Communication “A” 3471, as amended, the Central Bank established certain restrictions and requirements applicable to foreign currency exchange transactions.

Under Communication “A” 6037, dated August 8th, 2016, no further authorization is required for residents and non-residents to have access to local exchange market and there is no amount or matter that limits the access thereto.

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

Under Decree N° 616/2005, as amended by Decree Nº. 3/2015, the Argentine government softened certain restrictions on the inflow and outflow of foreign currency into and from the Argentine exchange market, including that inflowing new indebtedness and debt renewals by persons domiciled abroad must be agreed and cancelled within periods not shorter than 120 calendar days –instead of the 365.day period as originally established-, irrespective of the method of payment. Additionally, such debt may not be prepaid before the lapse of such period. Such restrictions do not apply to (i) foreign trade financing, or (ii) primary public offering of equity or debt instruments issued under the public offering procedure and listed on self-regulated markets.

Obligation for the settlement of funds through the MULC.

General rules. Exports.

Pursuant to Executive Decree N° 1606/2011 and Communications “A” 3602 and “A” 3493 of the Central Bank any foreign currency derived from foreign trade must be settled through the MULC.

Within 365 running days as of the date of the disbursement of the funds abroad, corresponding to the payment of exportation of goods, advance payments of exports and pre financing loans for exports, such funds must be settled through the MULC. Such funds shall be credited in a local bank account duly opened in favor of the client, which may be either in Pesos or in another currency.

Services

Communication “A” 5264 set forth that the payments in foreign currency received by residents for the export of services and payment of losses for insurance policies hired with nonresidents under the applicable rules must be settled through the MULC within 365 running days as of its collection abroad or locally or its deposit in foreign bank accounts.

Such funds are exempted to be settled through the MULC to the extent such exemption is actually contemplated in the foreign exchange regulations and such amounts are applied for the cancellation of foreign financial indebtedness.

Outflow of capital, including the availability of cash or cash equivalents

Exchange Transactions Inquiry Program

Communication “A” 5850, of December 2015, revoke Communication “A” 5245 that regulated an Exchange Transaction Inquiry Program established on October 28, 2011, by the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos, or “AFIP”) through which the entities authorized by the Central Bank to deal in foreign exchange were supposed to inquire and register through an IT system the total Peso amount of each exchange transaction at the moment it is closed.

Financial Indebtedness

Any transactions arising from financial indebtedness of the financial sector, private non-financial sector and local governments are no longer subject to be settled in the foreign exchange market. However, if settled in the foreign exchange market, then according to Decree No. 616/2005 and 3/2015, these cannot be set off before the minimum term of stay, which is 120 running days (except for bonds listed in the authorized exchange stock markets).

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

Under Communication “A” 5850, 5899 and 6037 of the Central Bank, residents shall have access to the local exchange market without prior authorization of the Central Bank in order to purchase foreign currency for the formation of off-shore assets.

Outflow of funds for payment to non-residents

According to Communication “A” 5264, amended by Communication “A” 5377 (issued on December 14, 2012) and Communication “A” 6037, there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services, debts and profits to non-residents. The access to the MULC requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

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

Payment of rents (interest, profits and dividends)

As of January 8, 2003, Communication “A” 3859, item 3, allowed Argentine companies to transfer abroad profits and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Central Bank. Such Communication was replaced by Communication “A” 5264, amended by Communication “A” 5377 and Communication “A” 6037.

The payments of profits and dividends to non-residents or ADR’s is authorized, insofar such payments are made according to financial statements duly closed, audited and approved by shareholders’ meeting.

Payment of foreign financial indebtedness

Access to the exchange market is allowed for payments of principal amounts due.

In general terms, access to MULC for payment of principal, interest and prepayment of financial indebtedness incurred by Argentine residents in the private non-financial sector and financial sector are allowed subject to regulations set forth by Communications “A” 6037 of August 8th, 2016.

Pursuant to Communication “A” 6037, no settlement in the local exchange market is required for the repayment of principal and interests, as long as it has been verified that the reporting system has been complied with in accordance with Communication “A” 3602. Additionally, the payment may only proceed if the funds disbursed remain in Argentina for at least 120 calendar days, in accordance with Decree No.616/2005.

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

Sales of foreign exchange to nonresidents

Access to local exchange market shall be given as well to non residents for them to transfer to their own foreign accounts the payments collected in the country. Specific documentation that backs up the cause of the payment may be required by the Central Bank.

For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisers and read the full text of Decree No.616/2005, and Communication “A” 6037  of the Central Bank. Interested parties may consult such regulations through the website of the Ministry of Economy and Public Finance (http://www.infoleg.gob.ar) or the Central Bank (http://www.bcra.gob.ar).

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

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine government created the “National Coordination Program for Combating Money Laundering and Terrorist Financing” within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti-money laundering and anti-terrorist financing system at national level, in light of the actual risks that could impact the Argentine territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.

Moreover, Law No. 27.260, which introduced certain tax modifications and a new regime for residents to disclose undeclared assets, established that the UIF would now be within the purview of the Ministry of Economy and Finances.

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

E.           TAXATION

United States Taxation

The following summary describes the material United States federal income tax consequences of the ownership of common shares and GDSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that hold the common shares or GDSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

·
a bank;

·
a dealer in securities or currencies;

·
a financial institution;

·
a regulated investment company;

·
a real estate investment trust;

·
an insurance company;

·
a tax exempt organization;

·
a person holding the common shares or GDSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

·
a trader in securities that has elected the mark-to-market method of accounting for your securities;

·
a person liable for alternative minimum tax;

·
a person who owns or is deemed to own 10% or more of the voting stock of our company;

·
a partnership or other pass–through entity for United States federal income tax purposes; or

·
a person whose “functional currency” is not the U.S. Dollar.

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

·
an individual citizen or resident of the United States;

·
a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

·
an estate the income of which is subject to United States federal income taxation regardless of its source; or

·
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

Passive Foreign Investment Company

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2016, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

In general, we will be a PFIC for any taxable year in which:

·
at least 75% of our gross income is passive income; or

·
at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, cash is a passive asset and passive income generally includes dividends, interest, royalties, and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% by value of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of that other corporation’s assets and receiving our proportionate share of its income. If we are a PFIC for any taxable year during which you hold our common shares or GDSs, unless you make the mark-to-market election discussed below, you will be subject to special tax rules discussed below.

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

·
the excess distribution or gain will be allocated ratably over your holding period for the common shares or GDSs;

·
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we become a PFIC, will be treated as ordinary income; and

·
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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United States exchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Our common shares are listed on the Buenos Aires Stock Exchange, which must meet the trading, listing, financial disclosure and other requirements under applicable United States Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares are or will be “regularly traded” for purposes of  the mark-to-market election. Our GDSs are currently listed on the NYSE, which constitutes a qualified exchange under the United States Treasury regulations, although there can be no assurance that the GDSs are or will be “regularly traded.”

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

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the common shares or the GDSs by (i) an individual holder that is resident in Argentina, (ii) an individual holder that is neither domiciled nor resident in Argentina, (iii) a legal entity organized under the laws of Argentina (iv) a permanent business establishment in Argentina owned by a foreign entity and (v) a legal entity that is not organized under the laws of Argentina, that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis. The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force a sof the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur.

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

From the effectiveness of Law N° 26,893, dividends are subject to an income tax withholding (the “Dividend Tax”) at a 10% rate on the amount of such dividends in respect of both Argentine and non-Argentine resident shareholders. The “Dividend Tax” has been repealed by Law No. 27,260 for dividend payments since July 22, 2016.

An  income tax withholding will be applied to the amount of dividends distributed in excess of a company’s net taxable income determined in accordance with general income tax regulations for the fiscal years preceding the date of the distribution of such dividends (the “Equalization Tax”). The legislation requires that companies withhold 35% of the amount of distributed dividends in excess of the net taxable income of such distribution, as determined in accordance with the income tax law. Dividends distributed by an Argentine company are not subject to this tax to the extent that those dividends arise from dividend income or other distributions received by such company from other Argentine companies.

Dividend distributions made in kind (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends on fully paid shares are not subject  to Equalization Tax.

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

 Foreign beneficiaries

Capital gains obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of common shares are subject to income tax, as the abovementioned exemption for shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of common shares by foreign beneficiaries is subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller’s election. However there is currently no regulation under Argentine law with respect to how this election is made. When both the seller and the buyer are non-residents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred. However, as of the date of this annual report, no regulations have been issued stipulating the withholding and payment mechanism that the non-resident buyer should follow.

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

Personal Assets Tax

Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares. The applicable tax rate for fiscal year 2016 is 0.25% and is levied on the proportional net worth value (valor patrimonial proporcional), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2015. There can be no assurance that in the future this tax will be absorbed by us.

Tax on Minimum Notional Income (Impuesto a la Ganancia Mínima Presunta, IGMP)

Entities domiciled in Argentina, partnerships, foundations, sole proprietorships, trusts, certain mutual funds organized in Argentina, and permanent business establishments owned by foreign persons, among other taxpayers, shall apply a 1% rate to the total value of assets held by such persons, above an aggregate nominal amount of Ps.200,000. Nevertheless, common shares and GDSs issued by entities subject to such tax are exempt from the IGMP.

Law No. 27.260 has repealed this tax for fiscal years commenced since January 1, 2019.

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

F.           DIVIDENDS AND PAYING AGENTS

This Section is not applicable.

G.           Statement by Experts

This section is not applicable.

H.           Documents on display

We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. Our Internet address is http://www.irsa.com.ar .. It should be noted that nothing on our website should be considered part of this annual report. You may request a copy of these filings at no cost, by writing or calling our offices, Bolivar 108, (C1066AAB) City of Buenos Aires, Argentina. Our telephone number is +54-11-4323-7400.

I.           Subsidiary Information

This section is not applicable.

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to foreign exchange risk, interest rate risks and other price risk, primarily related to changes in exchange rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as they relate to the type and volume of such financial instruments. For further information on our market risks, please see Note 4 to our consolidated financial statements.

ITEM 12.                 DESCRIPTION OF OTHER THAN EQUITY SECURITIES

A.           Debt Securities

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

The Depositary has agreed to reimburse or pay on our behalf, certain reasonable expenses related to our GDS program and incurred by us in connection with the program (such as NASDAQ listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us for the period 2014 - 2015 for an amount of US$ 50,000, net of taxes. The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from GDSs holders.

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

·
acquisitions by existing shareholders or by those exercising control over shares or convertible securities in accordance with the provisions under Law 26.831, irrespective of the application of the regulations imposed by the CNV; and

·
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

·
the identity and nationality of the offering party and, in the event the offer is made by a group, the identity of each member of the group;

·
the terms and conditions of the offering, including the price, the tender offer period and the requirements for accepting the tender offer;

·
accounting documentation required by Argentine law relating to the offering party;

·
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

·
the highest price per share of our common stock paid by the offering party, or on behalf of the offering party, for any acquisition of shares or convertible securities within the 2 years prior to the commencement of the tender offer;

·
the highest closing selling price of a share of our common stock on the BASE during the thirty day period immediately preceding the commencement of the tender offer;

·
the highest price resulting from the calculations made according to the provisions of (i) and (ii) above multiplied by a fraction the numerator of which is such highest price and the denominator of which is the lowest closing price of a share of our common stock on the BASE during the two-year period prior to the period referred to in sub-sections (i) or (ii), as applicable;

·
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

·
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

In addition, on July 20, 2010, we issued our Series II Notes.

The Indentures of the Notes contained restrictions on the distribution of dividends. However, on March 28, 2016 and on April 7, 2016, the Trustee and us entered into First Supplemental Indentures to the 2020 Notes Indenture and to the 2017 Notes Indenture, respectively. The Supplemental Indentures amended, modified and/or deleted certain provisions of the Indentures. Among them, the restrictions on the distribution of dividends.

As a result, we cannot give you any assurance that we will pay any dividends with respect to our common shares in the future.

C.           This section is not applicable.

D.           This section is not applicable.

E.           This section is not applicable.

 ITEM 15.                      CONTROLS AND PROCEDURES

A.           Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2016. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2016. However, the management has excluded IDB Development from its assessment of Internal Control over Financial Reporting as of June 30, 2016 because it was acquired by us in purchase business combinations during the fiscal year 2016. IDB Development is an indirect subsidiary (through Tyrus S.A.) whose total assets and total revenues represent 92% and 86%, respectively, of our Audited Consolidated Financial Statements amount as of and for the year ended June 30, 2016.

C.           Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2016 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of PricewaterhouseCoopers International Limited-, an independent registered public accounting firm, as stated in their report which appears herein.

D.           Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

C.           Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2016 and 2015, we were billed a total amount of Ps. 12.3 million and Ps.7.4 million respectively, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal years ended June 30, 2016 and 2015, no audit-related services were provided.

Tax Fees

During the fiscal year ended June 30, 2016 and 2015, we were billed a total amount of nil and Ps.0.01 million, respectively for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended June 30, 2016 and June 30, 2015 we were billed for professional services rendered by our principal accountants, including fees mainly related to training seminaries, a total amount of Ps. 0.1 million and Ps.0 million, respectively.

Audit Committee Pre-Approval Policies and Procedures

Audit Committee pre-approves all services, fees and services provided by the external auditors to ensure auditors’ independence. One of the main tasks of the Audit Committee is to give it opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:

·
Require any additional and complementary documentation related to this analysis.

·
Verify the independence of the external auditors;

·
Analyze different kinds of services that the external auditor would provide to the company. This description must also include an estimate of the fees payable for such services, specifically in order to maintain the principle of independence;

·
Inform the fees billed by the external auditor, separating the services related to the audit services and other special services that could be not included in the audit services previously mentioned.

·
Take notice of any strategy proposed by of the external auditors and review it in accordance with the reality other business and the risks involved;

·
Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

·
Propose adjustments (if necessary) to such working plan;

·
Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency; and

·
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

CNV standards (former General Resolution N° 400 and now General Resolution 622/2013, as amended) for purposes of identifying an independent director are substantially similar to NYSE’s standards. CNV standards provide that independence is required with respect to the company itself and to its shareholders with direct or indirect material holdings (35% or more). To qualify as an independent director, such person must not perform executive functions within the company. Close relatives of any persons who would not qualify as “independent directors” shall also not be considered “independent.” When directors are appointed, each shareholder that nominates a director is required to report at the meeting whether or not such director is independent.

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

Section 303A.05(b). The “Compensation Committee” shall have a written charter addressing the committee’s purpose and certain minimum responsibilities as set forth in Section	Neither Argentine law nor our by-laws require the formation of a “Compensation Committee.”

303A.05(b)(i) and (ii).
NYSE Standards for U.S. companies Listed Companies Manual Section 303.A	IRSA’s Corporate Practices

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

ITEM 18.                 FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-373

Index to Financial Statements (see page F-1).

ITEM 19.                  EXHIBITS

INDEX OF EXHIBITS

Exhibit Nº	Description of Exhibit
1.1*	Estatutos sociales of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.
1.2****	English translation of the amendment to the bylaws.
1.3**********	Amended and restated English translation of the bylaws.
2.1*	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.
2.2*	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).
2.3*	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.
2.4*	Offering Circular, dated March 24, 2000, regarding the issuance of Ps.85,000,000 of our 14.875% Notes due 2005.
2.5*******
Indenture, dated July 20, 2010, between us as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to our US$400,000,000 Global Note Program, pursuant to which US$150,000,000 aggregate principal amount of our 11.500% Notes due 2020, Series No. 2, were issued.

2.6
First Supplemental Indenture, dated March 28, 2016, between us as Issuer and The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent to the Indenture, dated July 20, 2010, between us as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to our US$400,000,000 Global Note Program, pursuant to which US$150,000,000 aggregate principal amount of our 11.500% Notes due 2020, Series No. 2, were issued.

2.7
Indenture, dated March 23, 2016, between IRSA Propiedades Comerciales S.A. as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of

the Trustee in Argentina, with respect to IRSA Propiedades Comerciales S.A.’s US$500,000,000 Global Note Program, pursuant to which US$360,000,000 aggregate principal amount of IRSA Propiedades Comerciales S.A.’s 8.750% Notes due 2023, Series No. 2, were issued.

2.8
First Supplemental Indenture, dated March 23, 2016, between IRSA Propiedades Comerciales S.A., as Issuer and The Bank of New York Mellon, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina to the Indenture, dated March 23, 2016, between IRSA Propiedades Comerciales S.A. as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to IRSA Propiedades Comerciales S.A.’s US$500,000,000 Global Note Program, pursuant to which US$360,000,000 aggregate principal amount of IRSA Propiedades Comerciales S.A.’s 8.750% Notes due 2023, Series No. 2, were issued.

4.1**	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.
4.2****	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007
4.3*****	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4******	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5*******	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.
4.6********	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.
4.7*********	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012
4.8**********	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9***********	English translation of the Second Amendment to the exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo, dated February 24, 2014.
4.10************	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
8.1	List of Subsidiaries
11.1***	Code of Ethics of the Company.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File N° 000-30982).
**	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File N° 000-30982).
***	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
****	Incorporated herein by reference to the annual report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 27, 2007.
*****	Incorporated herein by reference to the annual report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 30, 2008.
******	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2009.
*******	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2010.
********	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on December 28, 2011.
*********	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on October 26, 2012.
**********	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2014.
***********	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on November 17, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA Inversiones y Representaciones Sociedad Anónima

Date October 31, 2016	By:	/s/ Matias I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
IRSA Inversiones y Representaciones Sociedad Anónima
In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in accompanying Management’s Annual Report on Internal Control Over Financial Reporting under Item 15. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, there are risks and uncertainties in relation to the Company’s subsidiary IDB Development. These financial statements do not include any adjustments related to the valuation of IDBD’s assets and liabilities that would be required if IDBD were not able to continue as a going-concern.
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
As described in “Management´s Annual Report on Internal Control over Financial Reporting”, management has excluded IDB Development from its assessment of internal control over financial reporting as June 30, 2016 because it was acquired by the Company in a purchase business combination during 2016. We have also excluded IDB Development from our audit of internal control over financial reporting. IDB Development is an indirect subsidiary (through Tyrus S.A.) whose total assets and total revenue represent 92 % and 86%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2016.

PRICE WATERHOUSE & Co. S.R.L.
 By: /s/ Eduardo A. Loiácono (Partner)
Eduardo A. Loiácono
Buenos Aires, Argentina
October 31, 2016

Glossary

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
Adama	Adama Agricultural Solutions Ltd.
BACS	Banco de Crédito y Securitización S.A.
Baicom	Baicom Networks S.A.
Bartan	Bartan Holdings and Investments Ltd.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic.
BHSA	Banco Hipotecario S.A.
Bitania	Bitania 26 S.A
BMBY	Buy Me Buy You (Note 3.A.a)
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission.
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
Cyrsa	Cyrsa S.A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
EHSA	Entertainment Holdings S.A.
ENUSA	Entretenimiento Universal S.A.
ERSA	Emprendimiento Recoleta S.A.
Financial Statements	Consolidated Financial Statement
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
IASB	International Accounting Interpretations Board
IDB Tourism	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IDBGI	IDB Group Investment Inc.
IDBH	IDB Holdings Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRIC	International Financial Reporting Standards Interpretation Committee
IFRS	International Financial Reporting Standards
Indarsa	Inversora Dársena Norte S.A.
CPI	Consumer Price Index
IRSA, "the Company", "we "	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Koor	Koor Industries Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NCN	Non-Convertible Notes
NIS	New Israelí Shekel
NFSA	Nuevas Fronteras S.A.
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New Stock Exchange
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
PBEL	Real Estate LTD
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Rigby	Rigby 183 LLC
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.
TASE	Tel Aviv Stock Exchange

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Financial Position
as of June 30, 2016 and 2015
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.16	06.30.15
ASSETS
Non-current assets
Investment properties	10 and Schedule I	49,872	3,490
Property, plant and equipment	11	24,055	243
Trading properties	12	4,471	128
Intangible assets	13	11,763	127
Investments in associates and joint ventures	8 and 9	16,236	2,552
Deferred income tax assets	22	638	53
Income tax and minimum presumed income tax ("MPIT") credit		123	109
Restricted assets		54	-
Trade and other receivables	15	3,441	115
Employee benefits	32	4	-
Investments in financial assets	14	2,226	703
Financial assets held for sale	16	3,346	-
Derivative financial instruments	17	8	206
Total non-current assets		116,237	7,726
Current assets
Trading properties	12	241	3
Inventories		3,246	23
Restricted assets		564	9
Income tax and minimum presumed income tax ("MPIT") credit		506	19
Financial assets held for sale	16	1,256	-
Trade and other receivables	15	13,409	1,143
Investments in financial assets	14	9,656	295
Derivative financial instruments	17	19	29
Cash and cash equivalents	18	13,866	375
Total current assets		42,763	1,896
TOTAL ASSETS		159,000	9,622
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		575	574
Treasury shares		4	5
Inflation adjustment of share capital and treasury shares		123	123
Share premium		793	793
Additional paid-in capital from treasury shares		16	7
Legal reserve		117	117
Special reserve		4	4
Other reserves	24	726	299
Accumulated deficit		(1,243)	(40)
Total capital and reserves attributable to equity holders of the parent		1,115	1,882
Non-controlling interest		12,386	376
TOTAL SHAREHOLDERS’ EQUITY		13,501	2,258
LIABILITIES
Non-current liabilities
Trade and other payables	19	1,518	255
Borrowings	21	90,680	3,736
Derivative financial instruments	17	105	265
Deferred income tax liabilities	22	7,571	51
Employee benefits	32	689	-
Salaries and social security liabilities		11	2
Provisions	20	1,325	374
Total non-current liabilities		101,899	4,683
Current liabilities
Trade and other payables	19	17,874	896
Borrowings	21	22,252	1,237
Derivative financial instruments	17	112	238
Salaries and social security liabilities		1,707	123
Provisions	20	1,039	52
Income tax and minimum presumed income tax ("MPIT") liabilities		616	135
Total current liabilities		43,600	2,681
TOTAL LIABILITIES		145,499	7,364
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		159,000	9,622
The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

.
Consolidated Statements of Operations
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.16	06.30.15	06.30.14
Revenues	25	32,675	3,403	2,845
Costs	26	(22,499)	(1,511)	(1,354)
Gross profit		10,176	1,892	1,491
Gain from disposal of investment properties	10	1,113	1,163	236
General and administrative expenses	27	(1,933)	(374)	(297)
Selling expenses	27	(5,948)	(194)	(146)
Other operating results, net	29	24	28	(46)
Profit from operations		3,432	2,515	1,238
Share of profit (loss) of associates and joint ventures	8 and 9	447	(1,023)	(414)
Profit from operations before financial results and income tax		3,879	1,492	824
Finance income……………………………………………………	30	1,788	137	132
Finance costs	30	(5,938)	(1,107)	(1,749)
Other financial results	30	(870)	37	(102)
Financial results, net	30	(5,020)	(933)	(1,719)
(Loss) / Profit before income tax		(1,141)	559	(895)
Income tax expense	22	(149)	(489)	64
(Loss) / Profit for the year		(1,290)	70	(831)

Attributable to:
Equity holders of the parent		(693)	(41)	(786)
Non-controlling interest		(597)	111	(45)

Loss per share attributable to equity holders of the parent during the year:
Basic	31	(1.21)	(0.07)	(1.36)
Diluted	31	(1.21)	(0.07)	(1.36)

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Comprehensive Operations
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	06.30.16	06.30.15	06.30.14
(Loss) / Profit for the year	(1,290)	70	(831)
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(760)	(164)	472
Share of currency translation adjustment of joint ventures and associates accounted for using the equity method	4,765	56	(29)
Share of change in the fair value of hedging instruments of associates and joint ventures accounted for using the equity method	(93)	-	-
Items that may not be reclassified subsequently to profit or loss:
Actuarial loss from defined benefit plans net of income taxes	(42)	-	-
Other comprehensive income / (loss) for the year	3,870	(108)	443
Total comprehensive income / (loss) for the year	2,580	(38)	(388)

Attributable to:
Equity holders of the parent	(840)	(165)	(438)
Non-controlling interest	3,420	127	50

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (2)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (1)	Other reserves (Note 24)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity

Balance at July 1st, 2015	574	5	123	793	7	117	4	299	(40)	1,882	376	2,258
Loss for the year	-	-	-	-	-	-	-	-	(693)	(693)	(597)	(1,290)
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(147)	-	(147)	4,017	3,870
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(147)	(693)	(840)	3,420	2,580
Appropriation of retained earnings approved by Shareholders’ meeting held 11.26.15	-	-	-	-	-	-	-	520	(520)	-	-	-
Reserve for share-based compensation	1	(1)	-	-	9	-	-	8	-	17	34	51
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	37	-	37	51	88
Cumulative translation adjustment for interest held before business combination (Note 3)	-	-	-	-	-	-	-	(91)	-	(91)	-	(91)
Incorporation for business combination	-	-	-	-	-	-	-	-	-	-	8,630	8,630
Capital reduction	-	-	-	-	-	-	-	-	-	-	(4)	(4)
Transactions with non-controlling interest (Note 3)	-	-	-	-	-	-	-	100	-	100	483	583
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	-	11	11
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	10	10	-	10
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(615)	(615)
Balance at June 30, 2016	575	4	123	793	16	117	4	726	(1,243)	1,115	12,386	13,501

The accompanying notes are an integral part of these Consolidated Financial Statements.

(1)
Related to CNV General Resolution No. 609/12. See Note 24.
(2)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 24.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ equity
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (2)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (1)	Other reserves (Note 24)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance at July 1st, 2014	574	5	123	793	-	117	375	806	(785)	2,008	548	2,556
Profit for the year	-	-	-	-	-	-	-	-	(41)	(41)	111	70
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(124)	-	(124)	16	(108)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(124)	(41)	(165)	127	(38)
Appropriation of retained earnings approved by Shareholder’s’ meeting held 06.19.14	-	-	-	-	-	-	(371)	(414)	785	-	-	-
Reserve for share-based compensation	-	-	-	-	-	-	-	22	-	22	-	22
Share-based compensation	-	-	-	-	7	-	-	(7)	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	(228)	(228)
Transactions with non-controlling interest	-	-	-	-	-	-	-	16	-	16	(22)	(6)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	1	1	-	1
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(65)	(65)
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	-	16	16
Balance at June 30, 2015	574	5	123	793	7	117	4	299	(40)	1,882	376	2,258

The accompanying notes are an integral part of these Consolidated Financial Statements.

(1)
Related to CNV General Resolution No. 609/12. See Note 24.
(2)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 24.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ equity
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (2)	Share premium	Legal reserve	Special reserve (1)	Other reserves (Note 24)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance at July 1st, 2013	579	-	123	793	85	395	532	239	2,746	385	3,131
Loss for the year	-	-	-	-	-	-	-	(786)	(786)	(45)	(831)
Other comprehensive income for the year	-	-	-	-	-	-	348	-	348	95	443
Total comprehensive income / (loss) for the year	-	-	-	-	-	-	348	(786)	(438)	50	(388)
Distribution of retained earnings approved by Shareholders’ meeting held 10.31.13	-	-	-	-	32	(20)	-	(12)	-	-	-
Release of reserve for new developments approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	(23)	23	-	-	-
Distribution of dividends approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	(250)	(250)	-	(250)
Release of reserve for new developments approved by Shareholders’ meeting held 06.19.14	-	-	-	-	-	-	(57)	57	-	-	-
Reserve for share-based compensation	-	-	-	-	-	-	45	-	45	-	45
Acquisition of treasury shares	(5)	5	-	-	-	-	(38)	-	(38)	-	(38)
Distribution of share capital of subsidiaries	-	-	-	-	-	-	-	-	-	(4)	(4)
Transactions with non-controlling interest (Note 3)	-	-	-	-	-	-	(1)	-	(1)	-	(1)
Reimbursement of expired dividends	-	-	-	-	-	-	-	1	1	(1)	-
Distribution of dividends approved by Shareholders’ meeting held 06.19.14	-	-	-	-	-	-	-	(57)	(57)	-	(57)
Distribution of dividends of subsidiaries	-	-	-	-	-	-	-	-	-	(21)	(21)
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	139	139
Balance at June 30, 2014	574	5	123	793	117	375	806	(785)	2,008	548	2,556
The accompanying notes are an integral part of these Consolidated Financial Statements.
(1) Related to CNV General Resolution No. 609/12. See Note 24.
(2) Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 24.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2016, 2015 and 2014
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.16	06.30.15	06.30.14
Operating activities:
Cash generated from operations	18	4,946	1,263	1,298
Income tax and Minimum Presumed Income tax paid		(807)	(429)	(276)
Net cash generated by operating activities		4,139	834	1,022
Investing activities:
Capital contributions to joint ventures and associates		(207)	(39)	(20)
Purchases of joint ventures and associates		-	(1,242)	(1,132)
Purchases of investment properties		(888)	(407)	(265)
Proceeds from sale of investment properties		1,393	2,447	402
Purchases of property, plant and equipment		(1,056)	(48)	(23)
Purchases of intangible assets		(134)	(5)	(12)
Increase in investments in financial assets		(11,901)	(2,934)	(1,533)
Proceeds from sale of investments in financial assets		11,957	2,339	1,648
Advance payments		(7)	(14)	(30)
Proceeds from sale of equity interest in associates and joint ventures		9	56	23
Interest received of financial assets		112	95	10
Loans granted to related parties		(852)	-	(2)
Cash incorporated by business combination	3	9,193	-	-
Dividends received		591	13	17
Net cash generated by (used in) investing activities		8,210	261	(917)
Financing activities:
Proceeds from borrowings		6,011	606	502
Repayments of borrowings		(9,634)	(967)	(448)
Repayment of seller financing of shares		-	(106)	(2)
Dividends paid		(106)	(69)	(113)
Receipts from claims		90	-	-
Issuance of NCN		7,622	-	218
Acquisition of non-controlling interest in subsidiaries		(1,047)	(6)	(1)
Capital contribution of non-controlling interest		1	16	139
Interest paid		(3,774)	(547)	(415)
Proceeds of borrowings from associates and joint ventures		4	22	17
Repayment of borrowings from associates and joint ventures		(6)	(2)	(189)
Distribution of capital to non-controlling interest in subsidiaries		(207)	(228)	(4)
Repurchase of shares		-	-	(38)
Acquisition of derivative financial instruments		(620)	(111)	(38)
Repurchase of NCN		(121)	-	-
Proceeds from derivative financial instruments		1,951	2	62
Repayment of principal from NCN		(4,132)	-	(287)
Net cash used in financing activities		(3,968)	(1,390)	(597)
Net Increase (Decrease) in cash and cash equivalents		8,381	(295)	(492)
Cash and cash equivalents at beginning of year	18	375	610	797
Foreign exchange gain on cash and cash equivalents		5,110	60	305
Cash and cash equivalents at end of year	18	13,866	375	610

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements
(All amounts in millions of Argentine Pesos, except otherwise indicated)

1.
The Group’s business and general information

IRSA was founded in 1943, and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our parent company and is a corporation established and domiciled in Argentina and IFIS Limited is the ultimate parent company of the Group.

The Board of Directors has approved these Financial Statements for issue on October 31, 2016.

As of June 30, 2016, the Group has established two Operations Centers to manage its global business, mainly through the following companies (see Note 6).

IRSA Inversiones y Representaciones Sociedad Anónima
Operations center in Argentina
IRSA Propiedades Comerciales S.A.
Hoteles Argentinos S.A.
Nuevas Fronteras S.A.
Llao Llao Resorts S.A.
New Lipstick LLC (ii)
Condor Hospitality Trust (ii)
Banco Hipotecario S.A. (ii)
Operations center in Israel
IDB Development Corporation Ltd.
IDB Group Investment Inc.
IDB Tourism (2009) Ltd.
Discount Investment Corporation Ltd.
CLAL Insurance Enterprices Ltd. (i)
Property & Building Corp.
Shufersal Ltd.
Adama Agricultural Solutions Ltd. (ii)
Cellcom Israel Ltd.
Elron Electronic Industries Ltd.

Clal Holdings Insurance Enterprises Ltd.
Clal Insurance Company Ltd. 99.98%
Clal insurance Credit Ltd. (1) 80%
Clal Pension and Provident Funds Ltd. 100%
Atudot Pension Fund for Workers and Self-Employed Workers Ltd. (3) 50%
Clalbit Systems Ltd. 100%
Haclal Harishon Ltd. 100%
Clalbit Finance Ltd. 100%
Canaf – Clal Financial Management Ltd. (3) 100%
Clal Agency Holdings (1998) Ltd.
Betach – Thorne Insurance Agency Ltd. (4)
Tmurah Insurance Agency (1987) Ltd. (2) 100%
Non-life insurance segment
Long term savings segment
Health insurance segment
Other operating branches
Insurance agencies and additional companies
Other
Pension
Pension and Provident Funds
Insurance
Insurance Agency

(i)
Remains in current and non-current assets, as financial asset held for sale (see Note 16).
(ii)
Corresponds to Group’s associates, which are hence excluded from consolidation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

1.
The Group’s business and general information (Continued)

Operations Center in Argentina

The activities of the operations center in Argentina are mainly developed through IRSA and its principal subsidiary, IRSA CP. Through IRSA and IRSA CP, the Group owns, manages and develops 16 shopping centers across Argentina, a portfolio of offices and other rental properties in the Autonomous City of Buenos Aires, and it entered the United States of America (“USA”) real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA CP, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Financial Statements to denote investment, development and/or trading properties activities. IRSA CP's shares are listed and traded on both the BASE (Merval: IRCP) and in NASDAQ (National Association of Securities Dealers Automated Quotation) (NASDAQ: IRCP). IRSA's shares are listed on the BASE (Merval: IRSA) and the NYSE (NYSE: IRSA).

The activities of the Group’s segment “financial operations and others” is carried out mainly through BHSA, where we have a 29.91% interest (without considering treasury shares). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA's shares are listed on the BASE. Besides that, the Group has a 42.81% indirect equity interest in Tarshop, whose main activities are credit card and loan origination transactions.

Operations Center in Israel

During the fiscal year ended June 30, 2014, the Group made an investment in the Israeli market, through DFL and DN B.V., in IDBD (an Israeli Company), with of an initial interest of 26.65%. IDBD is one of the Israeli largest and most diversified conglomerates, which is involved, through its subsidiaries and other investments, in several markets and industries, including real estate, retail, agribusiness, insurance, telecommunications, etc.; controlling or participating in companies such as: Clal (Insurance Company), Cellcom (Telecomunications), Adama (Agrochemicals), Shufersal (Supermarket), PBC (Real Estate), among others. IDBD traded its shares in TASE between May 2014 and March 2016. To date, it is only listed as a “Debentures Company” under the Israeli law, because some of its bonds are trading.

On October 11, 2015, the Group gained effective control over IDBD (see Note 3). As a result, the Group has consolidated significant figures of several industries from IDBD and its subsidiaries.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

1.
The Group’s business and general information (Continued)

IDBD has diverse debts containing certain covenants which have been successively negotiated, resulting in several waivers actually expiring in December 2016. IDBD estimates that if the original covenants of such loans were to become effective again, it would not be able to honor them. Non-compliance could have the effect of creditors requiring immediate repayment of the debt.

As a holding company, IDBD’s main sources of funds derive from the dividends distributed by its subsidiaries, which have experienced a reduction in recent years. Yet, there are restrictions as to the payment of dividends based on the indebtedness level in some subsidiaries. IDBD has projected future cash flows and expects to have the required liquidity to meet its commitments by issuing new debt in Israel, selling financial assets such as Clal and dividend payouts by Clal. IDBD could also secure additional financing through the private issuance of equity securities.

On December, 2013, it was published in the Official Gazette of Israel the Promotion of Competition and Reduction of Concentration the Law, 5.774-13 (‘the Concentration Law’). This law has material implications for IDBD and its investments, including the disposal of the controlling interest in Clal, a potential delisting of IDBD or DIC so as to no longer trade its shares publicly, or a merger between IDBD and DIC.

All factors mentioned above, mainly (i) IDBD’s current financial position and need of financing to honor its financial debt and other commitments, (ii) the renegotiation underway with financial creditors, and (iii) the term set by Israel’s governmental authorities to sell the equity interest in Clal and the potential effects of such sale, in particular, on its market value, raise significant uncertainties as to IDBD’s capacity to continue as a going-concern. These financial statements do not include the adjustments or reclassifications related to the valuation of IDBD’s assets and liabilities that would be required if IDBD were not able to continue as a going-concern.

The Group is and will continue working to address the uncertainties described above.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

1.
The Group’s business and general information (Continued)

The Group

The financial position of IDBD and its subsidiaries at the operations center in Israel does not affect the financial position of IRSA and its subsidiaries at the operations center in Argentina.

IRSA and its subsidiaries are not facing financial constraints and are compliant with their financial commitments. In addition, the commitments and other covenants resulting from IDBD’s debt do not have impact on IRSA since such debt has no recourse against IRSA and it is not granted by IRSA’s assets.

There are no significant uncertainties as to the capacity of the Group, as a whole, to operate as a going-concern perspective, with such uncertainties being limited to the operation center in Israel.

2.
Summary of significant accounting policies

2.1.
Basis of preparation of the Financial Statements

(a)
Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS issued by the IASB and IFRIC (known as the old Standard Interpretations Committee “SIC”). All IFRS applicable as of the date of these consolidated financial statements have been applied.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of this consolidated financial statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three years period.

As of June 30, 2016, it is not possible to compute the accumulated inflation rate for the three years period ending on that date based on the official statistics of the INDEC (Argentina Statistics Office), because in October 2015, the INDEC ceased to compute the Wholesale Domestic Price Index, and started to compute it again as from January 2016.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

As of the date of this consolidated financial statements, the Argentine peso does not meet the conditions to be treated as the currency of a hyperinflationary economy, pursuant to the guidelines set forth by IAS 29. Therefore, these consolidated financial statements have not been restated in constant currency.

However, over the last years, certain macroeconomic variables affecting the Group’s business, such as payroll costs, input prices and service rates, have experienced significant annual changes. This factor should be taken into consideration in assessing and interpreting the financial situation and results of operations of the Group in these consolidated financial statements.

On October 11, 2015, the Group took over IDBD. IDBD’s fiscal year ends on December 31 each year and the Group’s fiscal year ends on June 30. IDBD’s quarterly and annual reporting follows the guidelines of Israeli standards, which means that the information is only available after the applicable statutory terms in Argentina. Therefore, the Group is not able to include IDBD’s quarterly results in its consolidated financial statements to be filed with the CNV within the applicable statutory terms in Argentina. The Group has started to consolidate IDBD’s results of operations with a three-month lag, adjusted for the effects of material transactions that may have taken place during the reported period. Hence, IDBD’s results of operations for the period beginning on October 11, 2015 (the acquisition date) through March 31, 2016 are included in the Group’s consolidated statement of comprehensive income for the fiscal year ended June 30, 2016, adjusted by such material transactions occurred between April 1 and June 30, 2016.

Given the materiality of IDBD’s figures incorporated, the Group had to change the format of its financial statements for the ease of reading and analysis. The most significant change is in line with the new organizational structure, which is split into two large operations centers in Argentina and Israel. In this regard, changes have been made to certain notes and tables and their respective order, classification and content in the financial statements, on a geographic basis and taking into consideration the significance of the Group’s global operations following IDBD’s consolidation.

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
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities (income tax liabilities) are presented separately from each other and from other assets and liabilities as current and non-current, respectively.

(c)
Presentation currency

The consolidated financial statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are of Argentine Pesos, references to ‘US$’ or ‘US dollars’ are of United States dollars and references to "NIS" are of New Israeli Shekel.

(d)
Fiscal year-end

The fiscal year begins on July 1st and ends on June 30 of the following year.

(e)
Accounting criteria

The consolidated financial statements have been prepared under historical cost criteria, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, financial assets and other assets held for sale and share-based compensation at fair value.

(f)
Reporting cash flows

The Group reports cash flows from operating activities using the indirect method. Interest paid is presented within financing cash flows. Interest received is presented within investing activities. The acquisitions and disposals of investment properties are disclosed as cash flows from investing activities as this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed as cash flows from operating activities because these items are sold in the ordinary course of business.

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
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

2.2.
New accounting standards

The following standards, amendments and interpretations have been issued by the IASB and by the IFRIC. Below we outline the standards, amendments and interpretations that may potentially have an impact on the Group at the time of application.

IFRS 16 "Leases". Will supersede IAS 17 currently in force (and associated interpretations) and its scope includes all leases, with a few specific exceptions. Under the new standard, lessees are required to account for leases under one single model in the balance sheet that is similar to the one used to account for financial leases under IAS 17. There are two exceptions to this rule: to recognize the lease of low-cost assets (for example, personal computers) and short-term leases (for instance, leases for a 12 months or shorter term). As regards the lease commencement date, the lessee shall recognize the obligation to make rental payments (for instance, leases payable) and an asset that represents the right to use the leased asset during the term of the lease agreement (rights of use). There is almost no changes to lessor accounting. Becomes effective for fiscal years beginning on January 1, 2019, that is, in the case of the Group for the fiscal year ended on June 30, 2020. It may be applied earlier provided IFRS 15 is also adopted. The Group is currently assessing the potential impact of the amendments on its financial statements.

Amendments to IAS 7 "Disclosure initiative". Amendments provide that the entity shall disclose information so that users of the financial statements may assess the changes in liabilities resulting from financing activities, including both cash-flow and non-cash-flow derivatives. Becomes effective for fiscal years beginning on January 1, 2017, that is, in the case of the Group for the fiscal year ended on June 30, 2018. Comparative information for prior fiscal years is not mandatory. Earlier adoption is permitted. The Group is currently assessing the potential impact of the amendments on its financial statements.

Amendments to IAS 12 "Recognition of deferred tax assets for unrealized losses". The amendments clarify the accounting of deferred income tax assets in the case of unrealized losses on instruments measured at fair value.  Becomes effective for fiscal years beginning on January 1, 2017, that is, in the case of the Group for the fiscal year ended on June 30, 2018. Earlier adoption is permitted. The Group is currently assessing the potential impact of the amendments on its financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Amendments to IAS 1 "Presentation of Financial Statements". Amendments establish guidance on grouping significant items,  provides for the disclosure of relevant information for certain items and disclosures that are to be included in relation to accounting policies adopted by each entity and other additional disclosures in financial statements. Becomes effective for fiscal years beginning on January 1, 2016, that is, in the case of the Group for the fiscal year ended on June 30, 2017. Earlier adoption is permitted. The Group is currently assessing the potential impact of the amendments on its financial statements.

Cycle of annual improvements 2014. IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”: A new classification category has been established for these assets and the amendment adds guidance on how to treat changes to disposal plans for those assets classified as held for sale. Becomes effective for fiscal years beginning on January 1, 2016, that is, in the case of the Group for the fiscal year ended on June 30, 2017. The Group is currently assessing the potential impact of the amendments on its financial statements.

Cycle of annual improvements 2014. IFRS 7 “Financial Instruments: Disclosures”: It clarifies that amendments established in December, 2011 on offsetting financial assets and liabilities, and amendments established in September 2014 will be of retroactive application to annual fiscal years as from January 1, 2013, in the first case, and January 1, 2016 in the second case. In addition, it sets forth the specific disclosure requirements related to servicing contracts related to financial assets transferred. Becomes effective for fiscal years beginning on January 1, 2016, that is, in the case of the Group for the fiscal year ended on June 30, 2017. The Group is currently assessing the potential impact of the amendments on its financial statements.

IAS 27 Revised “Consolidated Financial Statements”. On August 12, 2014 the IASB has released an amendment to IAS 27 “Equity method in Separate Financial Statements”. The amendment reinstates the equity method as an option to account for investments in subsidiaries, joint ventures and associates in separate financial statements. The amendment becomes effective for fiscal years beginning on or after January 1, 2016; that is, in the case of the Group for the fiscal year ended on June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

IFRS 9 “Financial Instruments”. Adds a new impairment model based on expected losses and introduces some minor amendments to the classification and measurement of financial assets. Additionally, this amendment to IFRS 9 includes the new general hedge accounting model, allow adoption of the treatment of fair value changes due to own credit on liabilities designated at fair value through profit or loss.  The new standard replaces all previous versions of IFRS 9 and becomes effective for fiscal years starting on or after January 1, 2018, that is, in the case of the Group for financial statements ended on June 30, 2019. The Group is currently assessing the potential impact of the amendments on its financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

IFRS 15 “Revenues from contracts with customers”. Replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programs”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets from Customers” and SIC-31 “Revenue - Barter Transactions Involving Advertising Services”. Provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of obligations assumed with customers. Applies to all contracts with customers, other than those covered by other IFRSs, such as leases, insurance and financial instruments contracts. The standard does not address recognition of interest or dividend income. IFRS 15 becomes effective for all fiscal years beginning as from January 1st, 2018, that is, for financial statements ended on June 30, 2019 and may be adopted earlier. Application is retroactive. As of the date of these consolidated financial statements, the Group is assessing the impact that this standard shall have on its financial position and the results of operations.

Amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”. The amendments provide further guidance on the calculation of depreciation and amortization. Become effective for fiscal years beginning on or after January 1st, 2016; hence, in the case of the Group, they become effective for the fiscal year ended June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

Amendments to IFRS 11 “Joint Arrangements”. The amendments clarify accounting for acquisitions where the business involves joint operations. Amendments become effective for fiscal years beginning on or after January 1st, 2016; hence, in the case of the Group, they become effective for the fiscal year ended June 30, 2017. It may be applied earlier. The Group is currently assessing the potential impact of the amendments on its financial statements.

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
(All amounts in millions of Argentine Pesos, except otherwise indicated)

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

The Group recognizes any non-controlling interest in the acquire on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The Group chooses the method to be used on a case by case base.

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

The Group conducts its business through several operating and investment companies, the principal are listed below:

			June 30, 2016		June 30, 2015		June 30, 2014
Name of the entity	Country	Main activity	% of ownership interest held by the Group (4)	% of ownership interest held by the non-controlling interest	% of ownership interest held by the Group (4)	% of ownership interest held by the non-controlling interest	% of ownership interest held by the Group (4)	% of ownership interest held by the non-controlling interest
Direct interest of IRSA:
IRSA CP (3)	Argentina	Real estate	94.61%	5.39%	95.80%	4.20%	95.71%	4.29%
E-Commerce Latina S.A. (3)	Argentina	Investment	100.00%	-	100.00%	-	100.00%	-
Efanur S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Hoteles Argentinos S.A.	Argentina	Hotel	80.00%	20.00%	80.00%	20.00%	80.00%	20.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	-	100.00%	-	100.00%	-
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%	50.00%	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	23.66%	76.34%	23.66%	76.34%	23.66%
Palermo Invest S.A.	Argentina	Investment	100.00%	-	100.00%	-	100.00%	-
Ritelco S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Solares de Santa María S.A. (8)	Argentina	Real estate	-	-	100.00%	-	100.00%	-
Tyrus S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Unicity S.A. (8)	Argentina	Investment	-	-	100.00%	-	100.00%	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

			June 30, 2016		June 30, 2015		June 30, 2014
Name of the entity	Country	Main activity	% of ownership interest held by the Group (4)	% of ownership interest held by the non-controlling interest	% of ownership interest held by the Group (4)	% of ownership interest held by the non-controlling interest	% of ownership interest held by the Group (4)	% of ownership interest held by the non-controlling interest
Interest indirectly held through IRSA CP:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	10.00%	90.00%	10.00%	90.00%	10.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	46.32%	53.68%	46.32%	53.68%	46.32%
Fibesa S.A.	Argentina	Real estate	100.00%	-	100.00%	-	100.00%	-
Panamerican Mall S.A.	Argentina	Real estate	80.00%	20.00%	80.00%	20.00%	80.00%	20.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.14%	0.86%	99.14%	0.86%	99.07%	0.93%
Torodur S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-

Interest indirectly held through Tyrus S.A.:
Dolphin Fund Ltd. (2)	Bermuda	Investment	91.57%	8.43%	91.57%	8.43%	86.16%	13.84%
I Madison LLC	United States	Investment	100.00%	-	100.00%	-	100.00%	-
IRSA Development LP	United States	Investment	100.00%	-	100.00%	-	100.00%	-
IRSA International LLC	United States	Investment	100.00%	-	100.00%	-	100.00%	-
Jiwin S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Liveck S.A.	Uruguay	Investment	100.00%	-	100.00%	-	100.00%	-
Real Estate Investment Group IV LP (REIG IV)	Bermuda	Investment	100.00%	-	100.00%	-	100.00%	-
Real Estate Investment Group V LP	Bermuda	Investment	100.00%	-	100.00%	-	100.00%	-
Real Estate Strategies LLC	United States	Investment	100.00%	-	100.00%	-	100.00%	-
Interest indirectly held through Efanur S.A.:
Real Estate Strategies LP	Bermuda	Investment	66.83%	33.17%	66.83%	33.17%	66.83%	33.17%
Interest indirectly held through Dolphin Fund Ltd.
IDB Development Corporation Ltd. (7)	Israel	Investment	68.28%	31.72%	-	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)
			June 30, 2016
Name of the entity	Country	Main activity	% of ownership interest held by the Group (4)	% of ownership interest held by the non-controlling interest
Interest indirectly held through IDBD:
Discount Investment Corporation Ltd.	Israel	Investment	76.43%	23.57%
IDB Tourism (2009) Ltd.	Israel	Holding company in the tourism services sector	100.00%	-
IDB Group Investment Inc.	Israel	Investment	100.00%	-
Interest indirectly held through Discount Investment Corporation Ltd:
Property & Building Corporation Ltd.	Israel	Real estate	76.45%	23.55%
Gav Yam Land Ltd.	Israel	Real estate	52.80%	47.20%
Israel Property Rental Corporation Ltd. (ISPRO)	Israel	Real estate	76.45%	23.55%
MATAM - Haifa Science Industries Center	Israel	Real estate	38.30%	61.70%
Neveh-Gad Building & Development Ltd.	Israel	Real estate	76.45%	23.55%
Hadarim Properties Ltd.	Israel	Real estate	76.45%	23.55%
PBC USA Investment Inc.	United States	Real estate	76.45%	23.55%
Shufersal Ltd.	Israel	Supermarket	52.95%	47.05%
Shufersal Real Estate Ltd.	Israel	Supermarket	52.95%	47.05%
Koor Industries Ltd.(5)	Israel	Holding company in the agrochemical sector	100.00%	-
Cellcom Israel Ltd. (6)	Israel	Communication services	41.77%	58.23%
Netvision Ltd.	Israel	Communication services	41.77%	58.23%
Elron Electronic Industries Ltd.	Israel	Technology development – Holding	50.32%	49.68%
Bartan Holdings and Investments Ltd.	Israel	Investment	55.68%	44.32%
Epsilon Investment House Ltd.	Israel	Investment	68.75%	31.25%

(1)
The Group has consolidated the investment in Llao Llao Resorts S.A. considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.
(2)
Includes interest indirectly held through Ritelco S.A..
(3)
Includes interest indirectly held through Tyrus S.A..
(4)
Correspond to interest directly held in each company.
(5)
Owns a 40% equity interest of Adama.
(6)
The Group has consolidated the interest in Cellcom taking into consideration its equity interest and decision-making power given the fact that the remaining interests are too disperse.
(7)
Until takeover was secured, IDBD was valued at fair value in accordance with IAS 28 exception.
(8)
Were merged on July 1, 2015.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

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

As of each year end or upon the existence of evidence of impairment, a determination is made as to whether there is any objective indication of impairment in the value of the investments in associates. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the Associates and its carrying value and recognizes the amount adjacent to "Share of profit / (loss) of joint ventures’ and associates" in the statement of income.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Investments in joint ventures are accounted for under the equity method. Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses in the income statements and in other comprehensive income respectively.

The Group determines at each reporting date whether there is any objective evidence that the investment in the joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount adjacent to "Share of profit / (loss) of joint ventures and associates" in the statement of income.

2.4.
Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, responsible for allocate resources and assessing performance. The operating segments are included in Note 6.

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

(b)
Transactions and balances in foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities nominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of income within finance income and finance costs, as appropriate, unless they are capitalized.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

(c)
Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) Assets, liabilities and goodwill for each statement of financial position presented are translated at the closing rate at the date of that financial position;
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

Investment properties are measured initially at cost. Cost comprises the purchase price and directly attributable expenditures.

For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in conditions to start operating.

Direct expenses related to lease contract negotiation (such as payment to third parties for services rendered and certain specific taxes related to execution of such contracts) are capitalized as part of the book value of the relevant investment properties and amortized over the term of the lease.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

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

Land and property under constructions are not depreciated. Depreciation of the remaining investment properties is calculated, based on a component approach, using the straight-line method over the estimated useful life of each component. The remaining useful life as of June 30, 2016 is as follows:

Shopping Center portfolio	Between 11 and 30 years
Offices and other rental properties portfolio	Between 8 and 100 years

As of each year-end an impairment test is performed on the recoverable value and/or residual useful life of assets. If there be any indicators of impairment, the recoverable amount and/or residual useful life of impaired asset(s) is computed, and an impairment adjustment is made, if applicable. The asset’s residual values and useful lives are reviewed, if appropriate, at least at each financial year-end.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

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

The Group has also several hotel properties. Based on the respective contractual arrangements with hotel managers and / or given their direct operators nature, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under "Property, plant and equipment".

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

All property, plant and equipment (“PPE”) are stated at acquisition cost less depreciation and accumulated impairment, if any. The acquisition cost includes expenditure that is directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in conditions to start operating.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized. The carrying amount of those parts that are replaced is derecognized Repairs and maintenance are charged as incurred in the statement of income. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives. The remaining useful life as of June 30, 2016 is as follows:

Buildings and facilities	Between 5 and 50 years
Machinery and equipment	Between 3 and 17 years
Communication networks	Between 3 and 20 years
Others	Between 3 and 25 years

The assets’ residual values and useful lives are reviewed and adjusted, if appropriate, at least at each financial year-end.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

Gains from the sale of these assets are recognized when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied.

Gains and losses on disposals are determined by comparing the proceeds net of direct expenses related to such sales, with the carrying amount as of the date of each transaction. Gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the statement of comprehensive income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

2.8.
Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement.

A Group company is the lessor:

Properties leased out to tenants under operating leases are included in “Investment Properties” in the statement of financial position. See Note 2.23. for the recognition of rental income. The Group does not have any assets leased out under finance leases.

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

Operating leases where the Group acts as lessee mainly include offices.

2.9.
Intangible assets

(a)
Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is initially measured as the difference between the fair value of the consideration transferred, plus the amount of non-controlling interest in the acquisition and, in business combinations achieved in stages, the acquisition-date fair value of the previously held equity interest in the acquisition; and the net fair value of the identifiable assets and liabilities assumed on the acquisition date.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

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

(c)
Branding and client relationships

This relates to the fair value of brands and client relationships arising at the time of the business combination with IDBD. They are subsequently valued at cost, less the accumulated amortization or impairment. Client relationships have a 12-year useful life, while brands have an indefinite useful life.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

At the date of each statements of financial position, the Group reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss.

2.10.
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

2.11.
Inventories

Inventories include assets held for sale in the ordinary course of the Group's business activities, assets in production or construction process for sale purposes, and materials, supplies or other assets held for consumption in the process of producing sales and/or services.

Inventories are measured at the lower of cost or net realizable value.

Net realizable value is the estimated selling price in the ordinary course of business less selling expenses. It is determined on an ongoing basis, taking into account the product type and aging, based on the accumulated prior experience with the useful life of the product. The Group periodically reviews the inventory and its aging and books an allowance for impairment, as necessary.

The cost of consumable supplies, materials and other assets is determined using the weighted average cost method, the cost of inventories of mobile phones, related accessories and spare parts is priced under the moving average method, and the cost of the remaining inventories is priced under the first in, first out (FIFO) method.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories and materials are initially recognized at cash price, and the difference being charged as finance cost.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

2.12.
Financial instruments

The Group classifies its financial assets in the following categories: those to be measured subsequently at fair value, and those to be measured at amortized cost. This classification depends on whether the financial asset is an equity investment or a debt investment.

Debt investments

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

If either of the two criteria mentioned in the previous paragraph is not met, the debt instrument is classified as “fair value through profit or loss”. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch. Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the statements of income.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Gains/losses on debt instruments measured at amortized cost and not identified for hedging purposes are charged to income where the financial assets are derecognized or an impairment loss is recognized, and during the amortization process under the effective interest method. The Group is required to reclassify all affected debt investments when and only when its business model for managing those assets changes.

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

2.13.
Derivative financial instruments and hedging activities and options

Derivative financial instruments are initially recognized at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group manages exposures to various risks using hedging instruments that provide the appropriate economic outcome. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used put and call options, foreign currency future and forward contracts and interest rate swaps as deemed appropriate.

The Group’s policy is to apply hedge accounting where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

The stock purchase options involving shares of subsidiaries agreed at a fixed price are accounted for under shareholders’ equity.

2.14.
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

2.15.
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

The Group collectively evaluates smaller-balance homogeneous receivables for impairment. For that purpose they are grouped on the basis of similar risk characteristics and account asset type, collateral type, past-due status and other relevant factors are taken into account.

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

2.16.
Trade and other payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

2.17.
Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

2.18.
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

(a)
Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historic data of the warranties granted and all potential results are weighted against associated probabilities.

(b)       Onerous contracts

A provision for onerous contracts is recognized when the expected benefits are lower than the costs of complying with contract obligations. The provision is measured at the present value of the lower of expected cost of terminating the contract and the net expected cost of continuing the contract. Before recognizing a provision, the Group recognizes the impairment of the assets related to the mentioned contract.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

2.19.
Irrevocable right of use of the capacity of underwater communication lines

Transactions carried out to acquire an irrevocable right of use of the capacity of underwater communication lines are accounted for as service contracts. The amount paid for the rights of use of the communication lines is recognized as “Prepaid expenses” under trade and other receivables, and is amortized over a straight-line basis during the period set forth in the contract (including the option term), which is the estimated useful life of such capacity.

2.20.
Employee benefits

(a)
Defined contribution plans

The Group operates a defined contribution plan. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current year or prior periods. The contributions are recognized as employee benefit expense in the statements of Income in the fiscal year they are incurred.

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

(d)
Defined benefit plans

The Group’s net obligation concerning defined benefit plans are calculated on an individual basis for each plan, estimating the future benefits employees have gained in exchange for their services in the current and prior periods. The benefit is disclosed at its present value, net of the fair value of the plan assets. Calculations are made on an annual basis by a qualified actuary.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

(e)
Other long-term employee benefits

The net obligation of IDBD and its subsidiaries concerning employee long-term benefits, other than retirement plans, is the amount of the future benefits employees have gained in exchange for their services in the current and prior periods. These benefits are discounted at their present values.

(f)
Share-based compensation plan

The fair value of the equity settled awards is measured at the date of grant. The Group measures the fair value using the valuation technique that it considers to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations.

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

2.21.
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

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statements of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

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

2.22.
Cash and cash equivalents

In the statements of cash flows, cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are not included.

2.23.
Revenue recognition

Group's revenue is measured at the fair value of the consideration received or receivable.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Revenue derived from the provision of services is recognized when: (a) the amount of revenue and costs associated to services may be measured on a reliable basis; (b) the company is expected to accrue the economic benefits associated to the transaction, and (c) the level of completion of services may be measured on a reliable basis.

·
Rental and services - Shopping centers portfolio

Revenues derived from business activities developed in the Group’s shopping centers mainly include rental income under operating leases, admission rights, commissions and revenue from several services provided to the Group’s lessees.

Rental income from shopping center properties leased out under operating leases, admission rights and fees related to their real estate agent business, are recognized in the statements of income statement on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, being lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent reviews are recognized when such reviews have been agreed with tenants.

Lease contracts also provide that common area maintenance charges and collective promotion funds of the Group’s shopping centers are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance charges include all such expenses convenient and necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping centers. The lessor is responsible for determining the need and suitability of incurring a common area expense. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

·
Rental and services - Offices and other rental properties

Rental income from offices and other rental properties include rental income from office leased out under operating leases, income for services and expenses recovery paid by tenant.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Rental income from offices and other rental properties leased out under operating leases is recognized in the income statements on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

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

·
Revenue from supermarkets

Revenue from the sale of goods in the ordinary course of business are recognized at the fair value of the consideration collected or receivable, net of returns and discounts. When the credit term is short and financing is that typical in the industry, consideration is not discounted. When the credit term is longer than the industry’s average, in accounting for the consideration, the Group discounts it to its net present value by using the client’s risk premium or the market rate. The difference between the fair value and the nominal amount is accounted for under financial income. If discounts are granted and their amount can be measured reliably, the discount is recognized as a reduction of revenue.

Generally, the Group recognizes revenue upon delivery of goods to the client. In international sales, revenue is recognized upon loading goods with the forwarder. Where two or more products are sold under one single contract, the Group separates each component and gives them a separate accounting treatment. The attribution of value to each component is based on the relative fair value of each unit. Should the fair value not be measurable on a reliable basis, then revenue is attributed based on the difference arising between the total amount of the executed contract and the fair value of the goods delivered.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

As regards client loyalty programs, the fair value of the consideration received or receivable in relation to the initial sale is allocated across the rewards credits and the other components of the sale. The amount allocated to rewards credits is estimated based on the market value of the goods to be delivered. The fair value of the right to purchase products at a discount is calculated considering the expected exchange ratio and the expected terms. Such amount is deferred and revenue is recognized only where rewards credits are exchanged and the Group has complied with its obligation to provide the products at a discount, or else when such reward credits have expired. The amount of revenue recognized under such circumstances is based on the number of reward credits that have been exchanged for products with discounts, in relation to the total number of reward credits expected to be exchanged. Deferred revenue is then reversed when reward credits are no longer likely to be exchanged.

In addition, when the Group acts as agent and not as main supplier in a transaction, revenue is recognized at the net amount of commissions. Revenue from commissions is recognized based on transactions conducted by credit card companies at the rate and on the date they are credited. Revenue from credit margins of credit cards is recognized on the date the client is bound to pay and revenue for subscription fees is recognized on a monthly basis.

·
Revenue from communication services and sale of communication equipment

Revenue derived from the use of communication networks by the Group, including mobile phones, Internet services, international calls, fixed line calls, interconnection rates and roaming service rates, are recognized when the service is provided, proportionally to the extent the transaction has been realized, and provided all other criteria have been met for revenue recognition.

Revenue from the sale of mobile phone cards are initially recognized as deferred revenue and then recognized as revenue as they are used or upon expiration, whichever takes place earlier.

A transaction involving the sale of equipment to a final user normally also involves a service sale transaction. In general, this type of sale is performed without a contractual obligation by the client to consume telephone services for a minimum amount over a predetermined period. As a result, the Group records the sale of equipment separately and recognizes revenue pursuant to the transaction value upon delivery of the equipment to the client. Revenue from telephone services are recognized and accounted for as they are provided. When the client is bound to make a minimum consumption of services during a predefined period, the contract formalizes a transaction of several elements and, therefore, revenue from the sale of equipment is recorded at an amount that should not exceed its fair value, and is recognized upon delivery of the equipment to the client and provided the criteria for recognition are met. The Group ascertains the fair value of individual elements, based on the price at which it is normally sold, after taking into account the relevant discounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Revenue derived from long-term contracts is recognized at the present value of future cash flows, discounted at market rates prevailing on the transaction date. Any difference between the original credit and its net present value is accounted for as interest income over the credit term.

·
Revenue from tourism services

Revenue from tourism services is recognized when the following conditions are met:

▪
The revenue amount may be reliably measured;
▪
the economic benefits associated to the transaction are expected to have an impact on the Group;
▪
the degree of completion of the transaction may be measured on a reliable basis; and
▪
expenses incurred in relation to the transaction as well as all necessary costs to finalize the transaction may be reliably measured.

2.24.
Cost of sale

The cost of sales of supermarkets, includes the acquisition costs for the products less discounts granted by suppliers, as well as all expenses associated with storing and handling inventories. It also includes operational and management costs for shopping centers held by the Group as part of its real estate investments.

The Group’s cost of sales in relation to the supply of communication services mainly includes the costs to purchase equipment, salaries and related expenses, service costs, royalties, ongoing license dues, interconnection and roaming expenses, cell tower lease costs, depreciation and amortization expenses and maintenance expenses directly related to the services provided.

2.25.
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
(All amounts in millions of Argentine Pesos, except otherwise indicated)

2.
Summary of significant accounting policies (Continued)

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

2.26.
Comparability of information

Balance items as of June 30, 2015 and 2014 shown in these financial statements for comparative purposes arise from the Consolidated Financial Statements then ended. Certain reclassifications have been made in order to present figures comparatively with those of this year. Note 2.1.(a)

As required by IFRS 3, the information of IDBD is included in the financial statements of the Group as from the acquisition date, and the prior periods are not modified by this situation. Therefore, the financial information consolidated for periods after the acquisition is not comparative with prior periods.

During the fiscal year ended June 30, 2016, the Argentine Peso devalued against the US$ and other currencies by around 65%. This has an impact in comparative information presented in these Financial Statements, due mainly to the currency exposure of our income and costs from "offices and other properties" segment, and our assets and liabilities in foreign currency (mainly assets and liabilities of the Operations Center in Israel).

3.
Acquisition and dispositions

A)
IDBD

a)
Control obtainment

On May 7, 2014, a transaction was agreed whereby the Group, acting indirectly through Dolphin, acquired jointly with ETH (a non-related company established under the laws of the State of Israel to the Company best knowledge controlled by Mordechay Ben Moshé), an aggregate number of 106.6 million common shares in IDBD, representing 53.30% of its stock capital, under the scope of the debt restructuring arrangement of IDBH, IDBD's parent company, with its creditors (the "Arrangement").

Under the terms of the agreement entered into between Dolphin and ETH (the "Shareholders' Agreement"), Dolphin acquired 50% interest in this investment, and ETH acquired the remaining 50%. The initial total investment amount was NIS 950 million, equivalent to approximately US$ 272 million at the exchange rate prevailing on that date.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisition and dispositions (Continued)

On May 28, 2015, ETH launched the BMBY mechanism provided in the Shareholders’ Agreement (clause which establishes that each party of the Shareholders' Agreement may offer to the counterparty to acquire (or sell, as the case may be), the shares it holds in IDBD at a fixed price). In addition, ETH further added that the purchaser thereunder required to assume all obligations of seller.

On June 10 and 11, 2015, Dolphin gave notice to ETH of its intention to buy all the shares of IDBD held by ETH.

After certain aspects of the offer were resolved through an arbitration process brought by Dolphin and ETH, on September 24, 2015, the competent arbitrator resolved that:

(i)
Dolphin and IFISA (related company to the Group) were entitled to act as buyers in the BMBY process, and ETH had to sell all of the IDBD shares held by it (92,665,925 shares) at a price of NIS 1.64 per share;
(ii)
The buyer had to fulfill all of the commitments included in the Arrangement, including the commitment to carry out Tender Offers whose responsibility belonged to Dolphin; (iii) The buyer had to pledge the shares that seller had pledged to them in favor of the Arrangement Trustees.

On October 11, 2015, the BMBY process concluded, and IFISA acquired all IDBD's shares of stock held by ETH. Consequently, the Shareholders' Agreement ceased and members of IDBD's Board of Directors representing ETH submitted their irrevocable resignation to the Board, therefore Dolphin was hence empowered to appoint the new members to the Board. Additionally, on the same date, Dolphin pledged additional shares as collateral to secure compliance with the IDBD stock purchase agreement, thereby increasing the number of pledged shares to 64,067,710. Consequently, the Group gained the sole control of IDBD and started to consolidate financial statements as from that date.

In addition to the competent arbitrator’s decision issued on September 24, 2015, ETH and Dolphin still have counterclaims of different kinds which are subject to such arbitration proceeding. As of the filing date of these financial statements, the proceeding is still being heard.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisition and dispositions (Continued)

The following chart shows the consideration, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

10.11.15
Fair value of the interest in IDBD’s equity held before the business combination and warrants	1,416
Total consideration	1,416

10.11.15
Fair value of identifiable assets and assumed liabilities:
Investment properties	29,586
Property, plant and equipment	15,104
Intangible assets	6,603
Joint ventures and investment in associates	9,268
Financial assets and other assets held for sale	5,129
Trading properties	2,656
Inventories	1,919
Income tax and minimum presumed income tax (“MPIT”) credit	91
Trade and other receivables	9,713
Investments in financial assets	5,824
Cash and cash equivalents	9,193
Deferred income tax	(4,681)
Provisions	(969)
Borrowings	(60,306)
Derivative financial instruments, net	(54)
Income tax and minimum presumed income tax (“MPIT”) liabilities	(267)
Employee benefits	(405)
Trade and other liabilities	(19,749)
Total net identifiable assets	8,655
Non-controlling interest	(8,630)
Goodwill	1,391
Total	1,416

The Group assessed the fair value of the investment property with the assistance of qualified independent appraisers. As of the acquisition date, the Group estimates that recognized assets are recoverable. The value of the non-controlling interest in IDBD has been determined on a proportional basis to the fair value of net acquired assets and the fair value of warrants.

Following the control of IDBD, the cumulative currency translation accumulated in shareholders’ equity from the interest held in IDBD before the business combination in the amount of Ps. 91 was recognized in the statement of income. Such result was disclosed under "Other operating results, net" line in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisition and dispositions (Continued)

The revenues IDBD has generated since October 11, 2015 and that have been disclosed in the consolidated statement of income amount to Ps. 28,229. IDBD has also run a net result of Ps. (1,984) during said period. If IDBD had been included in the consolidation since July 1st, 2015, the Group´s consolidated income statement would have shown pro-forma revenues in the amount of Ps. 49,637 and pro-forma net result of Ps. (1,992).

Later on, following the exercise of BMBY, Dolphin has entered into an option agreement with IFISA that grants Dolphin the right, but not the obligation, to acquire 92,665,925 shares in IDBD which IFISA acquired in the BMBY process at a price per share of NIS 1.64 plus an annual interest rate of 8.5%. The exercise date for the option extends for two years. Additionally, Dolphin is entitled to a first refusal right in case that IFISA agrees to sell these shares to a third party. The value of the option agreement as of June 30, 2016 is zero.

b)
Acquisition of non-controlling interest

Dolphin was required to carry out the first tranche of tender offers in December 2015. Before expiration of such first tranche, Dolphin and the agreement trustees (the " trustees") entered into an extension agreement (the "Extension Agreement"), which was replaced by the final agreement approved by approximately 95% of the non-controlling shareholders of IDBD (excluding IFISA) and by warrants holders of IDBD on March 2, 2016 and by the competent court on March 10, 2016. The major amendments to the Agreement were:

(i)
Replacement of the obligation to conduct tender offers as previously established under an agreement whereby Dolphin would purchase all the shares outstanding on March 29, 2016 from non-controlling shareholders of IDBD (except for those held by IFISA) on March 31, 2016. On March 29, 2016, all IDBD shares would cease to be traded in the TASE. On that date, all IDBD warrants held by non-controlling shareholders would expire and Dolphin would make capital contributions to IDBD or grant subordinate loans, as described hereafter.
(ii)
The price to be paid for each IDBD share held by non-controlling shareholders on March 29, 2016 would be NIS 1.25 in cash, plus NIS 1.20 adjusted nominal value in bonds of the IDBD Series 9 (the “IDBD Bonds”), which IDBD will issue directly to non-controlling shareholders and holders of warrants, and Dolphin will inject funds into IDBD equal to the adjusted nominal value of IDBD Bonds. Additionally, Dolphin would undertake to pay NIS 1.05 (subject to adjustments) in cash if Dolphin, either directly or indirectly, gain control of Clal, or else if IDBD sells a controlling shareholding in Clal under certain parameters (the “Clal payment”), which refers mainly to Clal’s sale price (at a price which exceeds 75% of its book value upon execution of the sale agreement, subject to adjustments) and, under certain circumstances, the proportion of Clal shares sold by IDBD.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisition and dispositions (Continued)

(iii)
The warrants held by non-controlling shareholders that have not been exercised until March 28, 2016 expired on March 31, 2016. Each warrant holder was entitled to elect whether: (a) to receive IDBD bonds (based on the adjusted nominal value) in an amount equal to the difference between NIS 2.45 and the exercise price of the warrants and be entitled to the Clal payment; or (b) to receive a payment determined by an independent appraiser.
(iv)
Dolphin compromised that would provide IDBD a total amount of NIS 515 million (the “Contribution to IDBD”), out of which it has already contributed NIS 15 million in February 2016 and NIS 85 million in March 2016. The amount injected to IDBD would be reduced by any capital contribution resulting from the exercise of warrants held by non-controlling shareholders (maximum amount of approximately NIS 37.5 million). The contribution to IDBD would further cover the IDBD Bonds necessary to comply with the transactions described above (between NIS 166.5 million and NIS 178 million), and the balance would be contributed until completing the amount committed by Dolphin either as a capital contribution or as a subordinated loan (between NIS 284.5 million and NIS 333.5 million).
(v)
Dolphin had to pledge 28% of its IDBD shares, as well as all rights held by Dolphin in relation to the subordinated loan granted in the amount of NIS 210 million in December 2015, until the payment obligation for Clal has been completed or has expired, after which the pledge will be discharged. Should new shares be issued by IDBD, Dolphin will have to pledge additional shares until completing the 28% of all IDBD share capital. This pledge supersedes the existing pledge on approximately 64 million shares of IDBD and all Dolphin’s rights in relation to the Subordinated Loan.
(vi)
Additionally, Dolphin agreed not to exercise its right to convert the subordinated loans into shares of IDBD until the pledge described above has been released. Should the pledge on subordinated loans be exercised by the Arrangement Trustees, then those trustees may convert the subordinated loans into shares; however, in such case, the maximum percentage of the IDBD capital that may be pledged is 35%, and any shares in excess of such amount will be released from the pledge.

As a result of the description above, on March 31, 2016: (i) Dolphin acquired all shares from IDBD’ non-controlling shareholders (except for IFISAS), (ii) all warrants held by IDBD non-controlling shareholders expired, and (iii) Dolphin made additional contributions to IDBD via subordinated loans pursuant to the agreement. All commitments to invest in IDBD by Dolphin have been fully complied so that the only obligation still pending is the Clal payment, provided the conditions herein described are met. Additionally, Dolphin is bound to exercise its warrants in the event the following conditions occur jointly:

(i)
An agreement is reached to renegotiate the debt covenants of IDBD and its subsidiaries;
(ii)
Control over Clal is secured.

Should both situations take place, the obligation would amount to NIS 391 million. The warrants mature on February 10, 2018.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisition and dispositions (Continued)

As of June 30, 2016, IRSA’s indirect interest in IDBD was 68.28% without considering dilution.

The transaction described above represented the acquisition of an additional interest of 19.28% in IDBD for a total amount of Ps. 1,249. As a result of this transaction, the non-controlling interest was increased by Ps. 346 and the interest attributable to the shareholders’ of the controlling parents was increased by Ps. 234.

B)
Acquisition and sale of investment properties

During the fiscal year ended June 30, 2016, the Group has sold certain floors corresponding to Maipú 1300 Building, Intercontinental Plaza, all the floors corresponding to Dique IV and Isla Sirgadero, among others for a total amount of Ps. 1,393. All sales mentioned above led to a combined profit for the Group of Ps. 1,113, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

During the fiscal year ended June 30, 2015, the Group acquired five plots of farmlands in Luján for Ps. 210 and, through IRSA CP, a plot of land in Córdoba for Ps. 3.1. Additionally the Group has sold floors corresponding to Maipú 1300 building, Intercontinental Plaza, Bouchard 551, the entire Madison 183 building and parking spaces in Bouchard 551, Libertador 498 and Maipú 1300 for a total amount of Ps. 2,447. All sales mentioned above led to a combined profit for the Group of Ps. 1,163, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

During the fiscal year ended June 30, 2014, the Group acquired, through IRSA CP, a building next to Alto Palermo Shopping for US$ 3.8 million. Additionally the Group sold floors corresponding to Maipú 1300 building, Bouchard 551 and the entire buildings Mayo 589, Rivadavia 565, Costeros Dique IV Constitución 1159 and parking spaces in Maipú 1300, Bouchard 551 and Libertador 498 buildings for a total amount of Ps. 402. All sales mentioned above led to a combined profit for the Group of Ps. 236, disclosed within the line “Gain from disposal of investment properties” in the statement of income.

C)
Acquisition of additional interest in BHSA

During the year ended June 30, 2015, the Group acquired 3,289,029 additional shares of BHSA in a total amount of Ps. 14.2, thus increasing its interest in such company from 29.77% to 29.99%, without consideration of treasury shares. During the year ended June 30, 2016, the Group sold 1,115,165 shares of BHSA in a total amount of Ps. 7.7, thus increasing its interest to 29.91%, without consideration of treasury shares.

D)
Disposal of financial assets

During August 2014, IRSA sold through its subsidiary REIG IV the balance of 1 million shares of Hersha Hospitality Trust, at an average price of US$ 6.74 per share.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

3.
Acquisition and dispositions (Continued)

E)
Sale of Associates

On February 5, 2014, the Group, through Ritelco, sold its interest in Bitania, representing 49% of its capital stock, for an amount of US$ 4.2 million. Such transaction generated a net gain of approximately Ps. 13.3, which are shown in the line "Other operating results, net" in the Statements of income.

F)
BACS

The Group through Tyrus, subscribed a purchase-sale agreement of shares of BACS, representing an interest of 6.125%. The transaction amounts to US$ 1.35 million. This operation is yet to be approved by the BCRA as of June 30, 2016, according to regulations in force. The advance payment related to this transaction is disclosed in “Trade receivables and other receivables”. On August 24, 2016, the operation was approved by the BCRA.

The Group through IRSA, on June 17, 2015, subscribed Convertible Notes, issued by BACS for a nominal value of 100,000,000, which are convertible into common shares.

On June 21, 2016, we notified BACS on their right to convert all of the Convertible Notes into common shares.

As a consequence, BACS initiated the relevant diligence before the Argentine Central Bank in order to secure the authorization to issue the shares in our favor.

G)
Rigby capital reduction

During fiscal year 2015, Rigby reduced its capital stock by distributing among existing shareholders, proportionally to their shareholdings, the gain made on the sale of Madison building. The total amount distributed is US$ 103.8 million, of which the Group received US$ 77.4 million (US$ 26.5 million through IRSA International and US$ 50.9 million through IMadison LLC) and US$ 26.4 million were distributed to other shareholders. As a result of such reduction, the Group has decided to reverse the corresponding accumulated conversion difference on a pro rata basis, which amounted to Ps. 188.3. This reversal has been recognized in the line "Other operating results, net" in the Statements of income.

4.
Financial risk management and fair value

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risk), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

The general risk management policies of the Group seek both to minimize adverse potential effects on the financial performance of the Group and to manage and control the financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies, as explained below.

Given the diversity of characteristics corresponding to the business conducted in its operations centers, the Group has decentralized the risk management policies geographically based on its two operations centers in order to identify and properly analyze the various types of risks to which each of the subsidiaries is exposed.

Below is a list of the main risk management policies of each of the operations centers:

4.1       Risk management in the operations center in Argentina:

The risk management function within the Group is carried out in respect of financial risks. Financial risks are risks arising from financial instruments to which the Group is exposed during or at the end of the reporting period. Financial risk comprises market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, liquidity risk and capital risk.

The Group’s diverse activities are exposed to a variety of financial risks in the normal course of business. The Group’s overall risk management policy focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies.

The Group’s principal financial instruments comprise cash and cash equivalents, receivables, payables, interest bearing assets and liabilities, other financial liabilities, other investments and derivative financial instruments. The Group manages its exposure to key financial risks in accordance with the Group’s risk management policies.

The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, comprising Senior Management and a member of Cresud’s Audit Committee (Parent Company of IRSA), which reviews and oversees management’s compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1       Risk management in the operations center in Argentina (Continued)

This section provides a description of the principal risks that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

The analysis of sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rate and changes in foreign currency rates.

This sensitivity analysis provides only a limited, point-in-time view. The actual impact on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

(a)
Market risk management

The market risk is the risk of changes in the market price of financial instruments with whom the Group operates. The Group’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities and equity securities of certain companies, to the extent that these are exposed to market value movements. The Group sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

 Foreign Exchange risk and associated derivative financial instruments

The Group publishes its consolidated financial statements in Argentine pesos but conducts operations and holds positions in other currencies. As a result, the Group is exposed to foreign currency exchange risk through exchange rate movements, which affect the value of the Group’s foreign currency positions. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The real estate, commercial and/or financial activities of the Group’s subsidiaries from the operations center in Argentina have the Argentine Peso as functional currency. An important part of the business activities of these subsidiaries is conducted in that currency, thus not exposing the Group to foreign exchange risk. Other Group's subsidiaries have other functional currencies, principally US dollar. In the ordinary course of business, the Group, through its subsidiaries, transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US dollars and New Israeli Shekel. Net financial position exposure to the functional currencies is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowings in foreign currencies, or other methods, considered adequate by the Management, according to circumstances.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1       Risk management in the operations center in Argentina (Continued)

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. The following table shows the net carrying amounts of the Company’s financial instruments nominated in US$ and NIS, broken down by the functional currencies in which the Company operates for the years ended June 30, 2016 and 2015. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

	Net monetary position (Liability)/Asset in million
Functional currency	June 30, 2016		June 30, 2015
	US$	NIS	US$	NIS
Argentine Peso	(5,370)	-	(2,576)	-
Uruguayan Peso	6	-	(67)	-
US Dollar	-	(7)	-	(245)
Total	(5,364)	(7)	(2,643)	(245)

The Group estimates that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies at year-end would increase loss before income tax for the year ended June 30, 2016 for an amount of Ps. 536. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the statements of income.

On the other hand, the Group also uses derivatives, such as forward exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2016 there are future exchange contracts pending in the amount of US$ 21 million. Net book value of future exchange contracts amounts to Ps. (3).

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1       Risk management in the operations center in Argentina (Continued)

The Group’s interest rate risk principally arises from long-term borrowings (Note 21). Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate fluctuations that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

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

Note 21 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans for the fiscal years ended June 30, 2016 and 2015.

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the fiscal year ended June 30, 2016, in Ps. 13.7. A 1% decrease in floating rates would have an equal and opposite effect on the statement of income.

Other price risk

The Group is exposed to equity securities price risk or derivative financial instruments because of investments held in entities that are publicly traded,  which were classified on the consolidated statements of financial position at “fair value through profit or loss”. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1       Risk management in the operations center in Argentina (Continued)

As of June 30, 2016 and 2015 the total value of Group´s investments in shares and derivative financial instruments of public companies amounts to Ps. 822 and Ps. 1,803, respectively.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2016 of Ps. 82. An increase of 10% on these prices would have an equal and opposite effect in the statement of income.

(b)
Credit risk management

 The credit risk arises from the potential non-performance of contractual obligations by the parties, with a resulting financial loss for the Group. Credit limits have been established to ensure that the Group deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to the Group.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1       Risk management in the operations center in Argentina (Continued)

 Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 94.9% and 97.4% of the Group’s total trade receivables as of June 30, 2016 and 2015, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping center, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties. See details on Note 15.

On the other hand, property receivables related to the sale of trading properties represent 3.7% and 0.16% of the Group’s total trade receivables as of June 30, 2016 and 2015, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1       Risk management in the operations center in Argentina (Continued)

The Group’s debt and derivative positions are continually reviewed to meet current and expected debt requirements. The Group maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with Group’s needs, by spreading the repayment dates and extending facilities, as appropriate.

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

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

At June 30, 2016	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Later than 4 years	Total
Trade and other payables	627	204	1	-	-	832
Borrowings (excluding finance leases liabilities)	3,518	494	475	491	6,760	11,738
Finance leases obligations	2	1	1	-	-	4
Derivative Financial Instruments	3	-	-	-	-	3
Total	4,150	699	477	491	6,760	12,577

At June 30, 2015	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Later than 4 years	Total
Trade and other payables	447	11	3	-	-	461
Borrowings (excluding finance leases liabilities)	876	2,822	147	143	1,553	5,541
Finance leases obligations	2	1	-	-	-	3
Derivative Financial Instruments	238	265	-	-	-	503
Total	1,563	3,099	150	143	1,553	6,508

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1       Risk management in the operations center in Argentina (Continued)

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

The following table details the Group’s key metrics in relation to managing its capital structure. The ratios are within the ranges previously established by the Group´s strategy.

	June 30, 2016	June 30, 2015
Gearing ratio (i)	89.24%	68.77%
Debt ratio (ii)	29.39%	20.38%

(i)
Calculated as total of current and non-current borrowings divided by total current and non-current borrowings plus equity of the parent company.
(ii)
Calculated as total current and non-current borrowings over total properties at fair value (including trading properties, properties plants and equipment, property investments and right to receive future units under barter agreements).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1       Risk management in the operations center in Argentina (Continued)

Property risk

There are several risks affecting the Group’s property investments. The composition of the Group’s property portfolio including asset concentration and lot size may affect liquidity and relative property performance. The Group has a large multi-asset portfolio and monitors its concentration and average lot size.

A change in trends and economic conditions causes shifts in customer demands for properties and impacts on new lettings, renewal of existing leases and reduces rental growth. In addition, increases risk of tenant insolvencies. The Group conducts several actions to mitigate some of these risks whenever possible. The variety of asset types and geographical spread as well as a diversified tenant base, with monitoring of its concentration, helps mitigating these risks.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.
Financial risk management and fair value (Continued)

4.1       Risk management in the operations center in Argentina (Continued)

Risks associated with development properties activities include the following: a) the potential abandonment of development opportunities; b) construction costs exceeding original estimates, possibly making a project uneconomical; c) occupancy rates and rents at newly completed projects may be insufficient to make the project profitable. On the other hand, a) the Group may not be able to obtain financing favorable terms for the development of the project, b) construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs, c) the Group may not be able to obtain, or delay in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, d) preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions, and e) prices for residential units may be insufficient to cover development cost. The Group also takes several actions to monitor these risks and respond appropriately whenever it is under its control. The Group has in-house property market research capability and development teams that monitor development risks closely. The Group generally adopts conservative assumptions on leasing and other variables and monitors the level of committed future capital expenditure on development programs relative to the level of undrawn facilities.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.           Financial risk management and fair value (Continued)

4.2       Risk management in the operations center in Israel:

Given the diversity of the activities conducted by IDBD and its subsidiaries, and the resulting risks, IDBD manages the exposure to its own key financial risks and those of its wholly-owned subsidiaries (except for IDB Tourism) in conformity with a centralized risk management policy, with the non-wholly owned IDBD subsidiaries being responsible for establishing the risk policy, taking action to cover market risks and managing their activities in a decentralized fashion. Both IDBD as holding and each subsidiary are responsible for managing their own financial risks in accordance with agreed global guidelines. The Chief Financial Officers of each entity are responsible for managing the risk management policies and systems, the definition of hedging strategies, insofar as applicable and based on any restriction that may be apply as a result of financial debt, the supervision of its implementation and the answer to such restrictions. The management framework includes policies, procedures, limits and allowed types of derivative financial instruments.

This section provides a description of the principal risks related to the operations center in Israel that could have a material adverse effect on the IDBD’s strategy, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

(a)
Market risk management

Foreign currency risk

Real estate, business and/or financial activities of IDBD subsidiaries in the operations center in Israel are developed mainly in Israeli currency, although some operations, mostly borrowing, are expressed in US dollars, thereby exposing IDBD to a foreign currency risk.

Net financial position exposure to the functional currencies is decentralized managed on a case-by-case basis, by entering into foreign currency derivative instruments and/or by borrowings in foreign currencies, as the case may be, or by other methods, considered adequate by the Management, according to circumstances.

As of June 30, 2016, the Israeli subsidiaries’ net financial position, which exposes the Group to the foreign currency risk, amounts to a liability of Ps. 12,415. The Group estimates that, other factors being constant, a 5% appreciation of the US dollar against the Israeli currency would increase loss before income tax for the year ended June 30, 2016 for an amount of Ps. 498. An equivalent depreciation of the Israeli currency would have result in a profit before income tax for the year June 30, 2016 for an amount of Ps. 489.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.           Financial risk management and fair value (Continued)

4.2       Risk management in the operations center in Israel (Continued)

Risk of fluctuations of the Consumer Price Index ("CPI") of Israel

IDBD has financial liabilities indexed by the Israeli CPI. As of the balance sheet date, more than half of the financial liabilities arising from the center of operations in Israel were adjusted by the Israeli CPI.

Net financial position exposure to the Israeli CPI fluctuations is decentralized managed on a case-by-case basis, by entering into derivative financial instruments, as the case may be, or by other methods, considered adequate by the Management, according to circumstances.

The Group estimates that, other factors being constant, a 1% appreciation of the CPI would increase loss before income tax for the year ended June 30, 2016 for an amount of Ps. 415. An equivalent depreciation of the CPI would have result in a profit before income tax for the year June 30, 2016 for an amount of Ps. 319.

Interest rate risk

The IDBD’s interest rate risk principally arises from long-term borrowings (See Note 21). Borrowings issued at floating rate expose IDBD to cash flow interest rate risk, partially compensated by financial assets at floating interest rate. Borrowings issued at fixed rates expose IDBD to fair value interest rate risk.

IDBD manages the exposure to the interest rate risk on a dynamic basis. Various scenarios are simulated by IDBD, taking into consideration refinancing, renewal of existing positions, alternative financing sources or hedging instruments, maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. The exposure to the interest rate risk is managed in a decentralized fashion and is monitored regularly by different management offices with a view to confirming that there are no adverse effects over its ability to meet its financial obligations and to comply with its borrowings covenants.

As of the date of these financial statements, approximately 96% of the Group’s long-term financial borrowings in the operations center in Israel are at fixed interest rate; therefore, IDBD is not significantly exposed to the interest rate fluctuation risk.

IDBD estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the year ended June 30, 2016, in Ps. 25, approximately. An equivalent decrease of the floating rates would have result in a profit before income tax for the year June 30, 2016 for an amount of Ps. 26.

Other price risk

IDBD is exposed to equity securities price risk or derivative financial instruments price risk because of investments held in entities that are publicly traded.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.           Financial risk management and fair value (Continued)

4.2       Risk management in the operations center in Israel (Continued)

As indicated in Note 16, investment in Clal is classified on the statements of financial position at "fair value through profit or loss" and represents the most significant IDBD’s exposure to price risk. IDBD has not used hedging against these risks.

IDBD regularly reviews the prices evolution of these equity securities in order to identify significant movements.

(b)
Credit risk management

The credit risk arises from the potential non-performance of contractual obligations by the parties, with a resulting financial loss for IDBD. IDBD’s credit risk, as well as that of its wholly-owned subsidiaries (except for IDB Tourism), is managed in a centralized manner by IDBD. In contrast, the credit risk of the other subsidiaries is managed in a decentralized fashion by each subsidiary. Each entity is responsible for managing and analyzing the credit risk and limits have been established to ensure that IDBD deals only with approved counterparties and that counterparty concentration risk is addressed and the risk of loss is mitigated. Counterparty exposure is measured as the aggregate of all obligations of any single legal entity or economic entity to IDBD.

IDBD and subsidiaries invest their surplus liquidity so as to obtain a fair return on it, while maintaining a suitable return-risk ratio, in solid channels – mainly short-term shekel deposits in a number of major Israeli financial institutions, and they also invest in liquid securities, which mainly include trust funds, exchange traded funds, government and corporate bonds with a rating of at least A- and corporate bonds abroad have been rated with the international rating of Investment Grade and above. In addition, the maximum percentage of securities of a single issuer, which IDBD or a subsidiary holds in its portfolio does not exceed 10% of the value of its investment portfolio. IDBD and subsidiaries carry out transactions in derivative financial instruments only through banking corporations and entities that are required to maintain collateral levels in accordance with scenarios.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.           Financial risk management and fair value (Continued)

4.2       Risk management in the operations center in Israel (Continued)

IDBD’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk and interest rate risk. IDBD generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to each counterparty. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations that IDBD has with that counterparty. The credit risk associated with derivative financial instruments is representing by the carrying value of the assets positions of these instruments.

The IDBD’s policy is to manage credit exposure to trade and other receivables within defined trading limits. All IDBD’s significant counterparties have internal trading limits.

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping centers, office and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). IDBD has a large customer base and is not dependent on any single customer. (See Note 15 for details).

There is not a high credit risk concentration in trade receivables from telecommunications and supermarket activity, as the business does not rely on few customers and most of the transactions are paid in cash or credit card. (See Note 15 for details).

(c)
Liquidity risk management

The most important risk in the operations center in Israel is the liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the IDBD’s cash flow and statements of financial position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, IDBD aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

IDBD monitors its current and projected financial position using several key internally generated reports: cash flow forecasts; debt maturity; and interest rate exposure. IDBD also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

4.           Financial risk management and fair value (Continued)

4.2       Risk management in the operations center in Israel (Continued)

IDBD’s debt and derivative positions are continually reviewed to meet current and expected debt requirements. IDBD maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with IDBD’s needs, by spreading the repayment dates and extending facilities, as appropriate.

The table below shows financial liabilities, including Group’s derivative financial liabilities groupings based on the remaining period at the statements of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the statements of financial position.

However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the statements of financial position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

At June 30, 2016	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Later than 4 years	Total
Trade and other payables	13,046	234	561	54	4	13,899
Borrowings	20,714	19,328	29,522	9,435	52,232	131,231
Lease obligations	2,254	2,086	1,802	1,487	3,398	11,027
Purchase obligations	1,089	162	15	-	-	1,266
Derivative Financial Instruments	105	47	58	-	-	210
Total	37,208	21,857	31,958	10,976	55,634	157,633

Given the current financial debt conditions of the Operations Center in Israel, in particular in the holding company IDBD, the main source of funding has been capital contributions. See Note 21 that includes a description of commitments and restrictions related to loans and renegotiation processes under way.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

5.           Significant judgments, key assumptions and judgments

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

Estimation	Main assumptions	Potential implications	Main references
Business combination - Allocation of acquisition prices	Assumptions regarding timing, amount of future revenues and expenses, revenue growth, expected rate of return, economic conditions, discount rate, among other.	Should the assumptions made be inaccurate, the recognized combination may not be correct.	Note 3 – Acquisitions and dispositions
Recoverable amounts of cash-generating units (even those including goodwill), associates and assets.
The discount rate and the expected growth rate before taxes in connection with cash-generating units.
The discount rate and the expected growth rate after taxes in connection with associates.
Cash flows are determined based on past experiences with the asset or with similar assets and in accordance with the Group’s best factual assumption relative to the economic conditions expected to prevail.
Business continuity and share market value of the public companies in connection with cash-generating units.
Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).
		Should any of the assumptions made be inaccurate, this could lead to differences in the recoverable values of cash-generating units.	Note 10 – Investment properties Note 11 – Property, plant and equipment Note 13 – Intangible assets
Control, joint control or significant influence
Judgment relative to the determination that the Group holds an interest in the shares of investees (considering the existence and influence of significant potential voting rights), its right to designate members in the executive management of such companies (usually the Board of directors) based on the investees’ bylaws; the composition and the rights of other shareholders of such investees and their capacity to establish operating and financial policies for investees or to take part in the establishment thereof.
		Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)	Note 2.3
Estimated useful life of intangible assets, investment properties and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 10 – Investment properties Note 11 – Property, plant and equipment Note 13 – Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators.	Incorrect exposure of investment property values	Note 10 – Investment properties
Income tax
The Group estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.
Additionally, the Group evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.
		Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 22 – Taxes
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.	Note 15 – Trade and other receivables
Hybrid financial instrument related to the non-recourse loan from Koor (Adama).	· The value of Adama’s shares. · Unobserved data underlying the binomial model applied to the determination of the embedded derivative instruments’ value.
Changes in losses or profits resulting from the variation in the fair value of the embedded derivative, and variations in the book amount of the primary contract recognized as revenues or expenses from financing.
Note 21 – Borrowings
Level 2 and 3 financial instruments
Main assumptions used by the Group are:
· Discounted projected income by interest rate.
· Values determined in accordance with the company’s shares in equity funds on the basis of its financial statements, based on fair value or investment assessments.
· Comparable market multiple (EV/GMV ratio).
· Underlying asset price (Market price); share price volatility (historical) and money market interest-rate curve (Libor rate).
		Wrong recognition of a charge to income / (loss).	Note 14 – Financial instruments by category
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group; such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.	Note 20 – Provisions

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM. According to IFRS 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Group, Mr. Eduardo S. Elsztain. In addition, and due to the acquisition of IDBD, two responsibility levels have been established for resource allocation and assessment of results of the two operations centers, through executive committees in Argentina and Israel.

Following the control of IDBD, the Group reports its financial and equity performance based on the new segment structure for the year- end 2016.

Segment information is now reported from two perspectives: geographic presence and products and services. From the geographic point of view, the Group has established two Operations Centers to manage its global interests: Argentina and Israel. Within each operations center, the Group considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

Below is the segment information prepared as follows:

·
Operations center in Argentina:

Within this center, the Group operates in the following segments:

o
The “Shopping Centers” segment includes the assets and operating results of the activity of shopping centers portfolio, principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping centers of the Group.
o
The “Offices and others” segment includes the assets and operating results from lease revenues of offices and other rental space and other service revenues related to the office activities.
o
The “Sales and Developments” segment includes the assets and operating results of the sales of undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sale of real property intended for rent, sales of hotels and other properties included in the international segment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

o
The "Hotels" segment includes the operating results of hotels mainly comprised of room, catering and restaurant revenues.
o
The “International” segment includes assets and operating profit or loss from business related to associates Condor and Lipstick. Through these associates, the Group derives revenue from hotels and an office building in United States, respectively. Until September 30, 2014, this segment included revenue from a subsidiary that owned the building located at 183 Madison Ave in New York, United States, which was sold on September 29, 2014. Additionally, until October 11, 2015, this international segment only included results from the investment in IDBD carried at fair value.
o
The “Financial operations and others” segment primarily includes the financial activities carried out by BHSA and Tarshop and other residual financial operations.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements, except for the following:

·
Operating results from joint ventures: Cyrsa, NPSF, Puerto Retiro, Baicom and Quality are evaluated by the CODM applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. Moreover, operating results of EHSA joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of LRSA.

·
Operating results from Shopping Centers and Offices segments do not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

The assets’ categories examined by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, right to receive future units under barter agreements, investment in associates and goodwill. The sum of these assets, classified by business segment, is reported under “assets by segment”. Assets are allocated to each segment based on the operations and/or their physical location.

Within the operations center in Argentina, most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for earnings of associates included in the “International” segment located in United States.

Revenues for each reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

·
Operations center in Israel:

Within this center, the Group operates in the following segments:

o
The “Real Estate” segment includes mainly assets and operating income derived from business related to the subsidiary PBC. Through PBC, the Group operates rental properties and residential properties in Israel, United States and other parts of the world and carries out commercial projects in Las Vegas.
o
The “Supermarkets” segment includes assets and operating income derived from the business related to the subsidiary Shufersal. Through Shufersal, the Group mainly operates a supermarket chain in Israel.
o
The “Agrochemicals” segment includes income derived from the associate Adama. Adama is a company specialized in agrochemicals, particularly for the production of crops.
o
The “Telecommunications” segment includes assets and operating income derived from the business related to the subsidiary Cellcom. Cellcom is a provider of telecommunication services and its main activities include the provision of mobile phone services, fixed line phone services, data and Internet, among others.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

o
The "Insurance" segment includes the investment in Clal. This company is one of the most important insurance groups in Israel, and is mainly engaged in pension and social security insurance, among others. As indicated in Note 16, 51% of the controlling shares of Clal are held in a trust following the instructions of the Israel Securities Commission in order to comply with the sale of the controlling shares of Clal. As a result, the Company is not fully consolidated on a line-by-line basis but rather in a single line as a financial instrument at fair value, as required by the IFRS under the current circumstances where no control is exercised.
o
The "Others" segment includes the assets and income derived from other diverse business activities, such as technological developments, tourism, oil and gas assets, electronics, and others.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements.

As indicated under Note 2, the Group decided to consolidate income derived from its operations center in Israel with a three-month lag, adjusted for the effects of significant transactions. Hence, operating results of IDBD for the period extending from October 11, 2015 (acquisition date) through March 31, 2016 are included under comprehensive income of the Group for the fiscal year ended June 30, 2016.

Furthermore, comparative information has not been modified for as of that date the Group did not exercise control over IDBD. The assessment of this investment was part of the international segment of the operations center in Argentina.

Goods and services exchanged between segments are calculated based on market prices. Intercompany transactions between segments, if any, are eliminated.

As to those business segments involving the operations center in Argentina where assets are reported under the proportional consolidation method, each reported asset includes the proportional share of the Group in the same class of assets of the associates and/or joint ventures. Only as an example, the amount of investment properties reported includes (i) the balance of investment properties as stated in the statement of financial position, plus (ii) the Group’s share in the balances of investment properties of joint ventures.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

Within the operations center in Israel, most revenue from its operating segments are derived from, and their assets are located in, Israel, except for part of earnings from the Real Estate segment, which are generated from activities outside Israel, mainly in United States.

Below is a summarized analysis of the lines of business of the group for the years ended June 30, 2016, 2015 and 2014:

	June 30, 2016			June 30, 2015	June 30, 2014
	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina	Operations Center in Argentina
Revenues	3,289	28,229	31,518	2,548	2,156
Costs	(834)	(20,481)	(21,315)	(628)	(639)
Gross profit	2,455	7,748	10,203	1,920	1,517
Gain from disposal of investment properties	1,068	45	1,113	1,163	236
General and administrative expenses	(554)	(1,387)	(1,941)	(378)	(300)
Selling expenses	(264)	(5,686)	(5,950)	(196)	(150)
Other operating results, net	31	-	31	28	(49)
Profit from operations	2,736	720	3,456	2,537	1,254
Share of (loss) / profit of joint ventures and associates	99	338	437	(1,035)	(440)
Segment profit	2,835	1,058	3,893	1,502	814

Reportable assets	5,027	146,989	152,016	6,463	7,207
Reportable liabilities	-	(132,865)	(132,865)	-	-
Net reportable assets	5,027	14,124	19,151	6,463	7,207

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the year ended June 30, 2016:

		June 30, 2016
		Operations Center in Argentina
	Shopping Center	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues (i)	2,406	340	8	534	-	1	3,289
Costs	(402)	(51)	(20)	(361)	-	-	(834)
Gross profit / (loss)	2,004	289	(12)	173	-	1	2,455
Gain from disposal of investment property	-	-	1,068	-	-	-	1,068
General and administrative expenses	(179)	(50)	(131)	(103)	(91)	-	(554)
Selling expenses	(145)	(12)	(36)	(69)	-	(2)	(264)
Other operating results, net	(42)	(6)	(8)	(2)	88	1	31
Profit / (Loss) from operations	1,638	221	881	(1)	(3)	-	2,736
Share of profit / (loss) of joint ventures and associates	-	14	5	-	(151)	231	99
Segment Profit / (Loss)	1,638	235	886	(1)	(154)	231	2,835

Investment properties	2,262	853	335	-	-	-	3,450
Property, plant and equipment	49	23	2	156	2	-	232
Trading properties	-	-	252	-	-	-	252
Goodwill	7	4	-	-	-	-	11
Right to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	19	-	1	8	-	-	28
Investments in joint ventures and associates	-	31	62	-	(832)	1,703	964
Operating assets (ii)	2,337	911	742	164	(830)	1,703	5,027

(i)
From all the revenues corresponding to the operations Center in Argentina, the 100% are originated mainly in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all of the assets corresponding to the operations Center in Argentina included in the segment, Ps. 5,701 are located in Argentina and Ps. (674) in other countries, principally in United States for Ps. (832) and Uruguay for Ps. 158, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.           Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the fiscal year ended June 30, 2015:

	June 30, 2015
	Operations Center in Argentina
	Shopping Center	Offices and other	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues (i)	1,778	333	15	396	26	-	2,548
Costs	(290)	(34)	(19)	(278)	(7)	-	(628)
Gross profit / (loss)	1,488	299	(4)	118	19	-	1,920
Gain from disposal of investment properties	-	-	1,163	-	-	-	1,163
General and administrative expenses	(136)	(58)	(50)	(78)	(56)	-	(378)
Selling expenses	(113)	(22)	(9)	(52)	-	-	(196)
Other operating results, net	(49)	(117)	13	-	183	(2)	28
Profit / (Loss) from operations	1,190	102	1,113	(12)	146	(2)	2,537
Share of (loss) / profit of joint ventures and associates	-	(3)	1	1	(1,189)	155	(1,035)
Segment profit / (loss)	1,190	99	1,114	(11)	(1,043)	153	1,502

Investment properties	2,300	939	339	-	-	-	3,578
Property, plant and equipment	48	28	1	165	1	-	243
Trading properties	-	-	135	-	-	-	135
Goodwill	7	4	-	-	-	-	11
Right to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	16	-	-	7	-	-	23
Investment in joint ventures and associates	-	21	47	-	911	1,404	2,383
Operating assets (ii)	2,371	992	612	172	912	1,404	6,463

(i)
From all revenues corresponding to the operations Center in Argentina Ps. 2,522 are generated in Argentina and Ps. 26 in United States. No external client represents 10% or more of revenue of any of the reportable segments.
(ii)
From all assets corresponding to the operations Center in Argentina included in the segment, Ps. 5,445 are located in Argentina and Ps. 1,639 in other countries, principally in United States for Ps. 1,533 and Uruguay for Ps. 106, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.           Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the year ended June 30, 2014:

	June 30, 2014
	Operations Center in Argentina
	Shopping Center	Offices and other	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues (i)	1,383	271	85	332	84	1	2,156
Costs	(293)	(43)	(33)	(216)	(54)	-	(639)
Gross profit	1,090	228	52	116	30	1	1,517
Gain from disposal of investment properties	-	-	236	-	-	-	236
General and administrative expenses	(102)	(42)	(37)	(60)	(59)	-	(300)
Selling expenses	(73)	(21)	(14)	(42)	-	-	(150)
Other operating results, net	(47)	(3)	8	(3)	(1)	(3)	(49)
Profit / (Loss) from operations	868	162	245	11	(30)	(2)	1,254
Share of (loss) profit of joint ventures and associates	-	(1)	6	1	(616)	170	(440)
Segment profit / (loss)	868	161	251	12	(646)	168	814

Investment properties	2,253	784	370	-	-	-	3,407
Property, plant and equipment	20	30	4	164	2	-	220
Trading properties	-	-	141	-	-	-	141
Goodwill	2	9	-	-	-	-	11
Right to receive future units under barter agreements	-	-	85	-	-	-	85
Assets held for sale	-	-	-	-	1,358	-	1,358
Inventories	11	-	1	6	-	-	18
Investment in joint ventures and associates	-	23	38	22	629	1,255	1,967
Operating assets (ii)	2,286	846	639	192	1,989	1,255	7,207

(i)  From all revenues corresponding to the operations Center in Argentina Ps. 2,072 are generated in Argentina and Ps. 84 in United States. No external client represents 10% or more of revenue of any of the reportable segments.

(ii) From all of the assets corresponding to the operations Center in Argentina included in the segment, Ps. 5,108 are located in Argentina and Ps. 2,099 in other countries, principally in United States for Ps. 1,988 and Uruguay for Ps. 111, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.           Segment information (Continued)

Below is a summarized analysis of the lines of business of Group’s operations center in Israel for the year ended June 30, 2016:

	June 30, 2016
	Operations Center in Israel
	Real Estate	Supermarkets	Agrochemicals	Telecommunications	Insurances	Others	Total
Revenues (i)	1,538	18,610	-	6,655	-	1,426	28,229
Costs	(837)	(13,925)	-	(4,525)	-	(1,194)	(20,481)
Gross profit	701	4,685	-	2,130	-	232	7,748
Gain from disposal of investment properties	45	-	-	-	-	-	45
General and administrative expenses	(100)	(203)	-	(708)	-	(376)	(1,387)
Selling expenses	(29)	(4,058)	-	(1,493)	-	(106)	(5,686)
Profit / (Loss) from operations	617	424	-	(71)	-	(250)	720
Share of profit / (loss) of joint ventures and associates	97	-	334	-	-	(93)	338
Segment profit / (loss)	714	424	334	(71)	-	(343)	1,058

Operating assets (ii)	60,197	29,440	-	27,345	4,602	25,405	146,989
Operating liabilities	(49,452)	(23,614)	-	(21,657)	-	(38,142)	(132,865)
Operating assets (liabilities), net	10,745	5,826	-	5,688	4,602	(12,737)	14,124

(i) From all revenues corresponding to operations Center in Israel, Ps. 512 are originated in United States and Ps. 27,717 in Israel. No external client represents 10% or more of revenue of any of the reportable segments.

(ii) From all assets corresponding to the operations Center in Israel, included in this segment, Ps. 14,070 are located in United States, Ps. 786 in India and remaining are located in Israel.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.
Segment information (Continued)

The following tables present a reconciliation between the total results of operations as per segment information and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures from operations center in Argentina accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.

	June 30, 2016
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
Revenues	31,518	(29)	1,194	(8)	32,675
Costs	(21,315)	17	(1,207)	6	(22,499)
Gross profit / (loss)	10,203	(12)	(13)	(2)	10,176
Gain from disposal of investment properties	1,113	-	-	-	1,113
General and administrative expenses	(1,941)	1	-	7	(1,933)
Selling expenses	(5,950)	2	-	-	(5,948)
Other operating results, net	31	(2)	-	(5)	24
Profit / (loss) from operations	3,456	(11)	(13)	-	3,432
Share of (loss) / profit of joint ventures and associates	437	10	-	-	447
Net segment profit / (loss) before financing and taxation	3,893	(1)	(13)	-	3,879

	June 30, 2015
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
Revenues	2,548	(27)	887	(5)	3,403
Costs	(628)	14	(901)	4	(1,511)
Gross profit / (loss)	1,920	(13)	(14)	(1)	1,892
Gain from disposal of investment properties	1,163	-	-	-	1,163
General and administrative expenses	(378)	1	-	3	(374)
Selling expenses	(196)	2	-	-	(194)
Other operating results, net	28	2	-	(2)	28
Profit / (loss) from operations	2,537	(8)	(14)	-	2,515
Share of (loss) / profit of associates	(1,035)	12	-	-	(1,023)
Net segment profit / (loss) before financing and taxation	1,502	4	(14)	-	1,492

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.           Segment information (Continued)
	June 30, 2014
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter-segment transactions	Total as per Statement of income
Revenues	2,156	(41)	736	(6)	2,845
Costs	(639)	24	(744)	5	(1,354)
Gross profit / (loss)	1,517	(17)	(8)	(1)	1,491
Gain from disposal of investment properties	236	-	-	-	236
General and administrative expenses	(300)	1	-	2	(297)
Selling expenses	(150)	4	-	-	(146)
Other operating results, net	(49)	4	-	(1)	(46)
Profit / (loss) from operations	1,254	(8)	(8)	-	1,238
Share of (loss) / profit of associates	(440)	26	-	-	(414)
Net segment profit / (loss) before financing and taxation	814	18	(8)	-	824

The following tables present a reconciliation between total segment assets and liabilities as per segment information of operations centers in Argentina and Israel and total assets as per the statement of financial position.
	June 30, 2016			June 30, 2015	June 30, 2014
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina	Operations Center in Argentina
Total assets per segment based on segment information	5,027	146,989	152,016	6,463	7,207
Less:
Proportionate share in assets per segment of joint ventures (3)	(118)	-	(118)	(97)	(150)
Plus:
Investment in joint ventures (1)	203	-	203	169	294
Other non-reportable assets (2)	6,899	-	6,899	3,087	2,459
Total assets per segment as per statement of financial position	12,011	146,989	159,000	9,622	9,810

(1)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2)
Includes deferred income tax, income tax credit, trade and other receivables, investments in financial assets, cash and cash equivalent and intangible assets except for goodwill and right to receive units.
(3)
Below is a detail of the proportionate share in assets by segment of joint ventures of the operations center in Argentina, included in the information reported by segment:
	June 30, 2016	June 30, 2015	June 30, 2014
Investment properties	111	88	137
Property, plant and equipment	1	1	-
Trading properties	1	3	8
Goodwill	5	5	5
Total proportionate share in assets per segment of joint ventures	118	97	150

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

6.           Segment information (Continued)

	June 30, 2016			June 30, 2015	June 30, 2014
	Operations center in Argentina	Operations center in Israel	Total	Operations center in Argentina	Operations center in Argentina
Total liabilities per segment based on segment information	-	132,865	132,865	-	-
Plus/Less:
Other non-reportable liabilities	12,634	-	12,634	7,364	7,254
Total liabilities per segment as per statement of financial position	12,634	132,865	145,499	7,364	7,254

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

7.
Information about the main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group. Significant non-controlling interests have changed following the business combination. As of June 30, 2016 and June 30, 2015, significant non-controlling interests pertain to the operations center in Israel and the operations center in Argentina, respectively.

	At June 30, 2016							Year ended June 30, 2016
	Non-controlling shareholders interest %	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Book Value of non- controlling interests	Revenues	Net Income (loss)	Other comprehensive loss	Total comprehensive loss / income	Profit (Loss) attributable to non-controlling interest	Other comprehensive loss attributable to non-controlling interest	Cash of Operating activities	Cash of Investing activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders

Elron (2)	49.68%	2,145	922	82	31	2,954	2,522	3	(97)	(103)	(200)	(55)	(71)	(171)	(58)	13	(216)	-
PBC (2)	23.55%	10,435	47,546	9,925	37,567	10,489	8,419	1,538	621	(267)	354	370	(116)	1,039	280	(2,414)	(1,095)	(322)
Cellcom (2)	58.23%	9,368	16,113	7,629	13,210	4,642	3,795	6,655	(64)	(3)	(67)	(39)	-	1,442	(241)	(776)	425	(6)
Shufersal (2)	47.05%	9,929	18,764	13,202	10,411	5,080	3,596	18,610	312	(19)	293	193	(13)	769	(483)	(2,436)	(2,150)	(151)

	At June 30, 2015							Year ended June 30, 2015
	Non-controlling shareholders interest %	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Book Value of non- controlling interest	Revenues	Net Income (loss)	Other comprehensive loss	Total comprehensive income / loss	Profit (Loss) attributable to non-controlling interest	Other comprehensive loss attributable to non-controlling interest	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
PAMSA (3)	20.00%	488	518	310	21	675	129	333	146	-	146	29	-	120	(154)	-	(34)	(33)
DFL (1)	8.43%	330	1,729	299	264	1,496	13	-	(418)	28	(390)	(82)	-	-	-	-	-	-
Rigby (1)	25.50%	19	-	-	-	19	5	28	398	(186)	212	109	-	-	1,538	(1,537)	1	-
RES (4)	33.17%	30	356	11	14	361	120	-	119	-	119	40	-	(1)	-	-	(1)	-

N/A: Not applicable. Not considered a significant non-controlling interest.
(1)
Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by Tyrus.
(2)
Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by DIC.
(3)
Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by IRSA CP.
(4)
Corresponds to the Group's indirect interest. The percentage of the non-controlling interest represents the equity interest which is not owned by Efanur.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

7.
Information about principal subsidiaries (Continued)

Significant events

Cellcom is the largest provider of mobile telecommunications in Israel; it offers its services approximately to 2.9 million subscribers with a wide range of services. By the end of 2014, the Company launched television services over the Internet. Under Israeli laws, in order for a shareholder to be able to exert control over a Telecommunications Company, such shareholder must first secure the approval of the Ministry of Communications of Israel. Such approval, consequence of change in control of IDBD, has not yet been obtained.

In November 2015, Cellcom entered into an agreement, subject to approval, with Golan Telecom Ltd. ("Golan") and its shareholders to acquire all of Golan’s shares for a price of NIS 1,170 million, subject to certain adjustments. To complete the transaction, Cellcom intends to raise funds by way of a public offering and DIC expects to subscribe shares for up to NIS 100 million at that public offering to maintain its current equity interests. During April 2016, the Anti-trust Commission of Israel and the Ministry of Communications notified Cellcom their objection to the transaction described above but failed to state the grounds for such objection.

In June 2016, Hot Mobile Ltd. ("Hot"), a mobile phone carrier of Israel, announced it intended to enter into a non-exclusive long-term agreement for the provision of hosting services to Golan for the network used by Hot, which is subject to approval and directives by the Israel regulatory authorities.

Cellcom informed Golan that the transaction with Hot amounts to a material breach of the stock purchase agreement (“SPA”) mentioned above and of the intra-national roaming agreement (the “Roaming Agreement”) between Cellcom and Golan, including an exclusivity commitment in relation to the provision of services and the commitment to not apply any material change to the business acquired. Cellcom notified Golan and its shareholders that unless the breach to the SPA and the Roaming Agreement were cured, Cellcom would be entitled to terminate the SPA and claim the immediate reimbursement of an aggregate amount of NIS 600 million, in addition to the reimbursement of sums of money already paid by Cellcom to Golan. Non-performance will allow Cellcom to claim damages for the future payments that should have been made by Golan until the end of the exclusivity period agreed upon between the parties.

In July 2016, Cellcom started a legal action against Golan, including a motion filed to suspend the agreement between Golan and Hot; in this respect, on July 21, 2016 the District Court issued a temporary restraining order against finalizing the agreement between Golan and Hot, as requested by Cellcom. In August 2016, Golan filed a motion with the Supreme Court challenging the temporary order.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

7.
Information about principal subsidiaries (Continued)

Analysis of the impact of the Concentration Law

As mentioned in note 1 to these financial statements, IDBD is analyzing the implications of the Concentration Law. The alternatives under evaluation include: (i) delisting of IDBD or DIC so that it becomes a private company, or (ii) a merger between IDBD and DIC. At the time of approval of these financial statements, the preceding alternatives are merely under evaluation and there is no certainty as to implementation of the structural changes described above or the date of any such implementation. IDBD and DIC estimate that one of these alternatives are likely to be carried out, allowing the Group to continue holding control of Cellcom after December 2019.

As indicated for IDBD, PBC is also assessing the implications of this Act in relation to its holdings in controlled companies, for the purpose of continuing to exercise control; and it believes it will continue to do so.

IDBD and DIC assess whether it is necessary to recognize deferred tax liabilities for the temporary differences arising in relation to its investments in subsidiaries. In this respect, IDBD, DIC and PBC estimate that if each of them is required to dispose of its respective holdings in subsidiaries, they would not be liable to income tax on the sale and, for such reason, they did not recognize the deferred tax liabilities related to this difference in these financial statements.

8.
Interests in joint ventures

Evolution of Group´s investments in joint ventures for the fiscal years ended June 30, 2016 and 2015 was as follow:

	June 30, 2016	June 30, 2015
Beginning of the year	190	317
Balance incorporated by business combination (Note 3)	960	-
Capital contributions	77	8
Share of profit	140	10
Currency translation adjustment	594	-
Cash dividends (i)	(17)	(34)
Capital reduction (ii)	-	(111)
End of the year	1,944	190

(i)
During the fiscal year ended June 30, 2016, Ps. 7 corresponds to Cyrsa, Ps. 4 to NPSF and Ps. 6 to Manaman. During the fiscal year ended June 30, 2015, Ps. 31 corresponds to Cyrsa and Ps. 3 to NPSF.

(ii)  During the year ended June 30, 2015 Cyrsa distributed dividends due to capital reduction for Ps. 111.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

8.
Interests in joint ventures (Continued)

The table below shows the value of the Group's holdings in joint ventures for the years ended June 30, 2016 and 2015, as well as the Group’s interest in comprehensive income (loss) of these companies for the years ended June 30, 2016, 2015 and 2014:

Name of the entity	Place of business / country of incorporation	Main activity	Nature of the relationship	Common shares 1 vote	Value of Group's interest in equity		Group's interest in comprehensive income (loss)			% of ownership interest held
					June 30,		June 30,			June 30,			Last financial statements issued
					2016	2015	2016	2015	2014	2016	2015	2014	Share Capital (nominal value)	Profit (loss) for the year	Shareholders’ Equity
Mehadrin	Israel	Agriculture	(1)	1,509,889	985	-	433	-	-	45.41%	-	-	(*) 3	(*) 70	(*) 499
Other joint ventures			(2)	-	959	190	301	10	26	-	-	-	-	-	-
					1,944	190	734	10	26

(1)
Mehadrin is a company engaged in the production and exports of citrus, fruits and vegetables. The Group has entered into a joint venture agreement in relation to this company.
(2)
The Group also has interest in a number of individually immaterial joint ventures that are accounted for using the equity method.
(*)
Amounts in million of NIS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

8.
Interests in joint ventures (Continued)

Information about significant joint ventures

Set out below is the summarized financial information for those joint ventures that are material to the Group:

	At June 30, 2016											Year ended June 30, 2016
	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Dividend distribution	Net assets at end of the year	% of ownership interest held	Interest in joint venture	Goodwill and others	Net book amount	Revenue	Net income (loss)	Total comprehensive income (loss)	Cash from operating activities	Cash of investment activities	Cash from financial activities	Changes in cash and cash equivalents
Mehadrin	2,475	2,814	2,678	673	1,938	-	1,938	45.41%	880	105	985	(*) 819	(*) 68	(*) 68	(*) 96	(*) (4)	(*) 64	(*) 156

		At June 30, 2015										Year ended June 30, 2015
	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Dividend distribution	Net assets at end of the year	% of ownership interest held	Interest in joint venture	Goodwill and others	Net book amount	Revenue	Net income (loss)	Total comprehensive income (loss)	Cash from operating activities	Cash of investment activities	Cash from financial activities	Changes in cash and cash equivalents
Cyrsa	17	43	24	1	35	31	35	50%	18	-	18	11	14	14	6	(7)	1	-
Puerto Retiro (i)	1	46	4	9	34	-	34	50%	17	28	45	2	(2)	(2)	(2)	-	2	-
Quality Invest (ii)	4	150	6	2	146	-	146	50%	73	1	74	16	4	4	(16)	-	15	(1)

(i)    On April 18, 2000, Puerto Retiro was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Indarsa to Puerto Retiro. At the request of plaintiff, the bankruptcy court for the Buenos Aires District issued an order restraining the ability of Puerto Retiro to sell or dispose in any manner the land. Indarsa had acquired 90% of the capital stock of Tandanor to a formerly estate owned company in 1991. Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro. In addition, Tandanor filed a civil action against Puerto Retiro and other accused parties in the criminal case for violation of section 174 subsection 5, under section 173 subsection 7 of Criminal Code. The claim expects that upon invalidation of executive order that approved the bid of Dársena Norte plot of land, Tandanor be reimbursed any other sum of money that it claims to have lost due to the alleged fraudulent purchase-sale transaction of the real property disputed in the case. The Management and legal advisors of Puerto Retiro estimate that there are legal and technical issues to consider that the request for bankruptcy will be denied by the court. However, given the current status of the case, we cannot predict its outcome. On July 12, 2016, Puerto Retiro S.A. has been notified of a ruling rendered by the Federal Court 5 which decided on the defenses raised by all co-defendants in the civil case. As regards the defenses raised by Puerto Retiro S.A., the Court rejected them on the grounds of legal defect and lack of procedural standing as defendant, whereas in relation to the lack of standing to sue and the statute of limitations defense, it deferred its treatment until it renders a judgment on the merits of the case. Puerto Retiro S.A. has filed a remedy for reversal with right to an appeal, challenging both defenses.

(ii)   In March 2011, Quality purchased an industrial plant located in San Martín, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. On January 20, 2015, Quality entered into an Urbanization Agreement with the Municipality of San Martín which contemplates a monetary compensation to the City Council totaling Ps. 40, payable in two installments of Ps. 20 each. The first of such installments was actually paid on June 30, 2015. On January 5, 2016 the Official Bulletin of the Province of Buenos Aires published the Order of Provincial Ratification (of the Municipal Ordinance), whereby the urban parameters originally requested entered into full force, thus concluding the legislative enactment process. Even though validation is a condition precedent to the Agreement’s effectiveness, the obligation to pay the second installment will not become in force until the first drawing is registered with the Dirección de Geodesia (Geodesy Office) of the province of Buenos Aires. Quality is assessing several alternatives in order to file the plan with the final project.

(*)
Amount in million of NIS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

9.
Interests in associates

Evolution of the Group’s investment in associates for the years ended June 30, 2016 and 2015 were as follows:

	June 30, 2016	June 30, 2015
Beginning of the year	1,999	1,767
Acquisition / Increase in equity interest in associates (Note 3)	158	1,255
Unrealized profit / (loss) on investments at fair value	79	(1,001)
Decrease for IDBD business combination (Note 3)	(1,047)	-
Associates incorporated by business combination (Note 3)	8,308	-
Capital contributions	180	31
Share in profit / (loss)	286	(32)
Currency translation adjustment	4,171	56
Cash dividends (ii)	(515)	(13)
Sale of equity interest in associates (Note 3)	(4)	(34)
Reclassification to financial instruments (Note 3)	-	(30)
Hedging instruments	(93)	-
Defined benefit plans	(10)	-
Impairment	(58)	-
End of the year (i)	13,454	1,999

(i)
       Includes Ps. (838) and Ps. (363) reflecting interests in companies with negative equity as of June 30, 2016 and 2015, respectively, which are disclosed in “Provisions” (see Note 20).
(ii)
During the fiscal year ended June 30, 2016 the balance corresponds Ps. 10 to Millenium, Ps. 495 to Adama and Ps. 10 to Emco. During the fiscal year ended June 30, 2015 the balance corresponds to dividends received from BHSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

9.
Interests in associates (Continued)

The table below shows the value of the Group’s interest in associates for the years ended June 30, 2016 and 2015, as well as the Group’s interest in comprehensive income (loss) of these companies as of June 30, 2016, 2015 and 2014:

Name of the entity	Place of business / country of incorporation	Main activity	Nature of the relationship	Common shares 1 vote	Value of Group's interest in equity		Group's interest in comprehensive income (loss)			% of ownership interest held
					June 30,		June 30,			June 30,			Last financial statements issued
					2016	2015	2016	2015	2014	2016	2015	2014	Share Capital (nominal value)	Profit / (loss) for the year	Shareholder’s Equity

BHSA	Argentina	Financial	(1)	448,689,072	1,609	1,356	259	143	184	29.91%	29.99%	29.77%	1,500	837	5,234
IDBD	Israel	Investment	(2)	324,445,664	-	908	137	(917)	(508)	N/A	49.00%	26.65%	-	-	-
Adama	Israel	Agrochemical	(3)	55,196,352	10,847	-	4,141	-	-	40.00%	N/A	N/A	(**) 138	(**) 319	(**) 6,155
PBEL	India	Real estate	(4)	450,000	864	-	194	-	-	45.40%	N/A	N/A	(**) 1	(**) (29)	(**) (523)
Other associates			(5)		134	(265)	(253)	(203)	(145)	-	-	-	-	-	-
					13,454	1,999	4,478	(977)	(469)

(1)
BHSA is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations.

(2)
The Group acquired IDBD on May 7, 2014. IDBD is one of the Israeli biggest and most diversified investment groups. The Group has valued its interest in IDBD at fair value through profit or loss, according to an exception of IAS 28. See Note 3 for further information. Since interest in IDBD was valued at fair value, participation in financial statements and other comprehensive income statement of IDBD is not shown in the table above. Share market value was 1.957 NIS as of June 30, 2015. (Note 3).
(3)
Adama is specialized in the chemical industry, mainly, in the agrochemical industry.
(4)
PBEL is a real estate company with developments mainly in India.
(5)
The Group also has interest in a number of individually immaterial associates that are accounted for using the equity method.
(*)
Amount in million of dollars.
(**)
Amount in million of NIS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

9.           Interests in associates (Continued)

Information about significant associates

Set out below are the summarized financial information of the significant Group's associates as of June 30, 2016 and 2015:

	At June 30, 2016												Year ended June 30, 2016
	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Dividend distribution	Net assets at end of the year (i)	% of ownership interest held		Interest in associates	Goodwill and others	Net book amount	Revenue		Net income (loss)		Total comprehensive income (loss)		Cash from operating activities		Cash of investment activities		Cash from financial activities		Changes in cash and cash equivalents
BHSA	20,307	20,544	28,255	7,244	5,352	-	5,234	30.66%	(ii)	1,605	4	1,609	6,821		837		837		(9,462)		(410)		4,099		(2,756)
Adama	41,879	25,470	23,018	20,336	23,995	496	23,995	40.00%		9,598	1,249	10,847	5,854	(*)	328	(*)	265	(*)	87	(*)	(337)	(*)	(825)	(*)	(1,075) (*)
PBEL	1,510	257	354	3,456	(2,043)	-	(2,043)	45.40%		(928)	1,792	864	-	(*)	(30)	(*)	(28)	(*)	45	(*)	(18)	(*)	(28)	(*)	(1) (*)

	At June 30, 2015												Year ended June 30, 2015
0	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Net assets	Dividend distribution	Net assets at end of the year (i)	% of ownership interest held		Interest in associates (iii)	Goodwill and others	Net book amount (ii)	Revenue	Net income (loss)	Total comprehensive income (loss)	Cash from operating activities	Cash of investment activities	Cash from financial activities	Changes in cash and cash equivalents
BHSA	24,850	10,234	26,893	3,725	4,466	13	4,398	30.74%	(ii)	1,352	4	1,356	4,500	461	461	(3,334)	(46)	1,515	193
IDBD (iii)	30,344	64,935	24,209	61,684	9,386	-	9,386	49%		N/A	N/A	1,529	43,296	713	151	2,909	1,389	(4,505)	(207)

(i)       Net from non-controlling interest.
(ii)       Considering the effect of treasury shares.
(iii)       The book value has been computed based on the fair value of the investment (Note 3).
(*)       Amount in million of NIS.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

9.           Interests in associates (Continued)

BHSA

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by BHSA.

The fair value of the Group’s investment in BHSA was estimated based on the present value of future business cash flows. The main premises used to calculate the fair value as of June 30, 2016 were the following:

-
The Group considered the period 2017-2024 as horizon for the projection of BHSA cash flows.
-
The “Private BADLAR” interest rate was projected based on internal data and information gathered from external consultants.
-
The projected exchange rate was estimated in accordance with internal data and external information provided by independent consultants.
-
The discount rate used to discount real dividend flows and calculate the fair value is 12.41%.

Based on the described premises, the Group estimated the fair value of its investment in BHSA as of June 30, 2016 to be Ps. 3,246.

Adama

Adama is specialized in the chemical industry, mainly, in the agrochemical industry. In this framework, Adama is engaged in developing, manufacturing and selling crop protection products, while also operating in other areas based on its basic capacities (the agricultural and chemical sectors), but to a immaterial extent.

In 2011, Koor (a wholly own subsidiary of DIC) sold 60% of Adama’s shares to China National Agrochemical Corporation (“ChemChina”) and was also granted a non-recourse loan in the aggregate amount of US$ 960 million, which is secured by the remaining 40% of ADAMA shares held by Koor as of June 30, 2016. The loan is disclosed in Note 21 under non-current loans.

On July 17, 2016 DIC informed the market that it has accepted the offer by ChemChina who intends to acquire 40% of Adama’s shares currently held by Koor, indirectly controlled by IDBD through DIC. In August 2016, Koor and a subsidiary of ChemChina executed the corresponding agreement. The price of the transaction includes a payment in cash of US$ 230 million plus the total repayment of the non-recourse loan and its interests, which had been granted to Koor by a chinese bank.

The Group expects that this sale transaction will be finalized during November 2016, subject to compliance with certain conditions, including obtaining approvals by the Chinese regulatory and antitrust authorities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

10.
Investment properties

Changes in the Group’s investment properties for the years ended June 30, 2016 and 2015 were as follows:

	Rental properties (iii)	Undeveloped parcels of land	Properties under development	Total (iv)
At July 1st, 2014:
Costs	4,158	368	363	4,889
Accumulated depreciation	(1,619)	-	-	(1,619)
Residual value	2,539	368	363	3,270

Year ended June 30, 2015
Opening residual value	2,539	368	363	3,270
Additions	280	2	186	468
Transfers (ii)	513	25	(538)	-
Transfers to property, plant and equipment	10	-	(9)	1
Transfers to trading properties	(3)	-	-	(3)
Disposals	(94)	(3)	(2)	(99)
Depreciation charges (i)	(147)	-	-	(147)
Closing residual value	3,098	392	-	3,490
At June 30, 2015:
Costs	4,656	392	-	5,048
Accumulated depreciation	(1,558)	-	-	(1,558)
Residual value	3,098	392	-	3,490

Year ended June 30, 2016:
Opening residual value	3,098	392	-	3,490
Assets incorporated by business combination (Note 3)	25,256	1,439	2,891	29,586
Additions	260	11	919	1,190
Transfers	1,330	(67)	(1,263)	-
Transfers of property, plant and equipment	71	-	(1)	70
Transfers to trading properties	(4)	(67)	-	(71)
Disposals	(261)	(6)	-	(267)
Currency translation adjustment	14,437	805	1,512	16,754
Impairment (Note 30)	(182)	(77)	(80)	(339)
Depreciation charges (i)	(535)	(6)	-	(541)
Closing residual value	43,470	2,424	3,978	49,872
At June 30, 2016:
Costs	45,639	2,432	3,978	52,049
Accumulated depreciation	(2,169)	(8)	-	(2,177)
Residual value	43,470	2,424	3,978	49,872

(i)
Depreciation charges of investment properties were included in “Costs” in the statement of income (Note 27).
(ii)
Includes transfers due to the opening of Alto Comahue and Distrito Arcos Shopping Centers.
       (iii)
Distrito Arcos - Injunction: On December 2013, the Judicial Branch confirmed an injunction that suspended the opening of the shopping center on the grounds that it did not have certain governmental permits in the context of two judicial processes, where a final decision has been rendered for the company. The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was by the lower and appellate courts; consequently, it filed an appeal with the Autonomous City of Buenos Aires Higher Court of Justice, which so far has not rendered a decision. Nowadays, the Shopping Center Distrito Arcos is open to the public and operating normally.
Distrito Arcos - Concession status: The National State issued Executive Order 1723/2012 whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito rail stations ceased to be used for rail purposes, in order to be used for development of integral urbanization projects. In this respect, and as part of several measures related to other licensed persons and/or concessionaires, we have notified in the file of proceedings the corresponding Resolution 170/2014 revoking the “Contract for Reformulation of the Concession of Rights of use and Development” number AF000261 issued by the “Agencia de Administración de Bienes del Estado” (State Assets Administration Office, or AABE in Spanish). It should further be pointed out that such measure: (i) has not been adopted due to non-compliance of our subsidiary; (ii) to date has not involved the interruption of the commercial development or operation of the shopping center, which continues to operate under normal conditions. Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative remedies (appeal) and has also filed a judicial action requesting that the revocation of such concession be overruled. Furthermore, it has started a so-called “juicio de consignación”, that is an action where the plaintiff deposits with the court sums of money that the defendant refuses to accept. Under this legal action, the company has deposited in due time and form all rental payments under the Contract for Reformulation of the Concession of Rights of Use and Development, which the Company considers to have been unduly revoked.
       (iv)
Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. Book amount of those properties amounts to Ps. 15,544, Ps. 61 and Ps. 154 as June 30, 2016, 2015 and 2014, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

10.           Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	June 30, 2016	June 30, 2015	June 30, 2014
Rental and services income	5,268	2,997	2,449
Cost of rental and services	(2,429)	(1,219)	(1,122)
Development expenditures	(11)	(9)	(6)
Gain from disposal of investment property	1,113	1,163	236

As of June 30, 2016 and 2015, the fair value of investment properties from the operations center in Argentina, amounts to Ps. 28,202 and Ps. 22,089, respectively. The fair values are based on comparable values of certain qualified external appraisers (Level 2 of fair value hierarchy) except in the case of shopping centers, where fair value is based on the market capitalization valuation (Level 3 of the fair value hierarchy). In the first case, sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per m2 (square meter). In the second case, was computed considering the specific aspects of each property using a weighted average capitalization rate of 10.9% and 12% respectively (a 9.8% to 13.3% range was considered for fiscal year 2016 and 10% to 15% for fiscal year 2015).

As of June 30, 2016 the fair value of investment property from operations center in Israel, amounts to Ps. 48,032. The fair values are based on valuations performed by independent appraisers, who used the methodologies of discounted cash flows and market capitalization rates as appropriate (Level 3 and 2 of the fair value hierarchy). Independent appraisers estimated cash flows of the properties to which they applied discount rates and / or capitalization rates according to market data. They were determined considering the specific characteristics of each asset (location, sales, occupation, surface condition and type of property, etc.). Discount rates used ranged from 7% to 10% and capitalization rate used ranged from 6% to 11%. The average occupancy of the properties was 96%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

11.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2016 and 2015 was as follows:

	Buildings and facilities	Machinery and equipment	Communication networks	Others (i)	Total
At July 1st, 2014:
Costs	466	97	-	18	581
Accumulated depreciation	(270)	(80)	-	(12)	(362)
Residual value	196	17	-	6	219

Year ended June 30, 2015:
Opening residual value	196	17	-	6	219
Additions	21	23	-	6	50
Transfers of investment properties	(10)	5	-	4	(1)
Depreciation charges (ii)	(14)	(9)	-	(2)	(25)
Closing residual value	193	36	-	14	243
At June 30, 2015:
Costs	477	125	-	28	630
Accumulated depreciation	(284)	(89)	-	(14)	(387)
Residual value	193	36	-	14	243

Year ended June 30, 2016:
Opening residual value	193	36	-	14	243
Incorporated by business combination (Note 3)	8,224	1,719	3,536	1,625	15,104
Additions	378	291	310	193	1,172
Impairment (Note 30)	(10)	-	(3)	-	(13)
Currency translation adjustment	4,838	1,018	2,034	894	8,784
Transfers to investment properties	(70)	-	-	-	(70)
Depreciation charges (ii)	(274)	(251)	(467)	(173)	(1,165)
Closing residual value	13,279	2,813	5,410	2,553	24,055
At June 30, 2016:
Costs	13,891	3,203	5,974	2,776	25,844
Accumulated depreciation	(612)	(390)	(564)	(223)	(1,789)
Residual value	13,279	2,813	5,410	2,553	24,055

(i)
Includes furniture and fixtures, vehicles and aircrafts.
(ii)
As of June 30, 2016, depreciation charges were recognized: Ps. 625 in "Costs", Ps. 128 in "General and administrative expenses" and Ps. 412 in "Selling expenses", in the statement of income. As of June 30, 2015, depreciation charges were recognized: Ps. 22 in "Costs" and Ps. 3 in "General and administrative expenses", in the statement of income (Note 27).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

12.
Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2016 and 2015 were as follows:

	Completed properties	Properties under development (i)	Undeveloped sites (ii)	Total
At July 1st, 2014	6	119	10	135
Additions	-	1	-	1
Currency translation adjustment	-	(6)	-	(6)
Transfers of investment properties	-	-	3	3
Disposals	(2)	-	-	(2)
At June 30, 2015	4	114	13	131
Additions	51	290	13	354
Assets incorporated by business combination (Note 3)	108	1,724	824	2,656
Currency translation adjustment	74	1,121	457	1,652
Transfer	-	142	(142)	-
Transfers of investment properties	-	67	4	71
Disposals	(1)	(151)	-	(152)
At June 30, 2016	236	3,307	1,169	4,712

	June 30, 2016	June 30, 2015
Non-current	4,471	128
Current	241	3
Total	4,712	131

(i)
Include Liveck’s plots of land, which have been mortgaged to secure Group's borrowings. The net book value amounted to Ps. 156 and Ps. 106 as of June 30, 2016 and 2015, respectively. Additionally, the Group has contractual obligations not provisioned related to these plots of land committed when certain properties were acquired or real estate projects were approved, and amounts to Ps. 120 and Ps. 71, respectively. The projected developments are expected to be completed in 2029.
              (ii)
The Group is owner of an air space of approximately 23,000 square meters area on top of Hipermercado Coto, near the Abasto Shopping Center. The Group acquired rights to receive functional units, parking spaces, and the rights to increase the height of such property. On June 2016, a conditional Exchange Agreement was executed for a one year term, to be later formalized through the execution of a conveyance deed. The project will be a residential development for a consideration of apartments covering an area of 3,621 square meters plus US$ 1 million. The consideration will be delivered no later than June 2021 for Tower I, and no later than September 2022 for Tower II. The value in the bill of sale was set at US$ 7.5 million.

The Group also owns a plot of land next to Córdoba Shopping. In May 2016, an Exchange Agreement was executed for a building capacity of 13,500 square meters, subject to conditions for a term of one year, after which it may be formalized through a title conveyance deed.  The project will be a mixed development, combining residential and office space, and the consideration will include apartments covering 2,160 square meters, parking space, and procedures to obtain permits, combinations and subdivisions of 3 plots of land. Delivery of the consideration will take place no later than May 2021 for Tower I and no later than July 2023 for Tower II. The Exchange Value was set at US$ 4 million.

Both above-mentioned contracts that are part of the Coto residential project and the Córdoba Shopping exchange project include conditions precedent and/or suspensive clauses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

13.
Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2016 and 2015 were as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others (ii) (iii)	Total
At July 1st, 2014
Costs	6	-	-	-	18	118	142
Accumulated amortization	-	-	-	-	(17)	(1)	(18)
Residual value	6	-	-	-	1	117	124
Year ended June 30, 2015
Opening residual value	6	-	-	-	1	117	124
Additions	-	-	-	-	1	5	6
Amortization charges (i)	-	-	-	-	(1)	(2)	(3)
Closing residual value	6	-	-	-	1	120	127
At June 30, 2015
Costs	6	-	-	-	19	123	148
Accumulated amortization	-	-	-	-	(18)	(3)	(21)
Residual value	6	-	-	-	1	120	127
Year ended June 30, 2016
Opening residual value	6	-	-	-	1	120	127
Additions	-	-	-	-	134	-	134
Assets incorporated by business combination (Note 3)	1,391	2,131	515	2,474	635	848	7,994
Currency translation adjustment	817	1,243	292	1,327	362	455	4,496
Amortization charges (i)	-	(19)	(48)	(582)	(184)	(155)	(988)
Closing residual value	2,214	3,355	759	3,219	948	1,268	11,763
At June 30, 2016
Costs	2,214	3,378	817	3,923	1,189	1,458	12,979
Accumulated amortization	-	(23)	(58)	(704)	(241)	(190)	(1,216)
Residual value	2,214	3,355	759	3,219	948	1,268	11,763

(i)
As of June 30, 2016, amortization charges were recognized: Ps. 216 in "Costs", Ps. 157 in "General and administrative expenses" and Ps. 615 in "Selling expenses", respectively in the statement of income (Note 27). As of June 30, 2016 and 2015, amortization charges were recognized Ps. 3 in "General and administrative expenses" in the statement of income (Note 27).There are no impairment charges for any of the years presented.
(ii)
Includes "Rights of use". Correspond to Distrito Arcos Depreciation began in January, 2015, upon delivery of the shopping center.
(iii)
Includes "Right to receive future units under barter agreements". Correspond to in kind receivables representing the right to receive residential apartments in the future under barter agreements. The ongoing transactions are: A) Caballito: on June 29, 2011, the Group and TGLT entered into a barter agreement for US$ 12.8 million. A neighborhood association secured a preliminary injunction that suspended the works to be carried out by TGLT in the property. Once said preliminary injunction was deemed final, the Government of the City of Buenos Aires and TGLT were served notice of the complaint. The Group is not involved in these proceedings and has not been sued or summoned as a third party by any of the parties involved in the legal action. B) Beruti: on October 13, 2010, the Group and TGLT entered into an agreement for US$ 18.8 million. An association named Asociación Amigos Alto Palermo presented an injunction requesting the prohibition of the construction and obtained a suspense interim measure for this purpose. Later, the Court of Appeals from the Autonomous City of Buenos Aires ordered the lifting of such interim measure suspending the continuation of the work. On June 11, 2015 final judgment was rendered in favor of IRSA CP and TGLT.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

14.
Financial instruments by category

The note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade payables in-kind and tax receivables and payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

14.           Financial instruments by category (Continued)

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2016
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	12,718	-	-	1,931	14,649	2,374	17,023
Investments in financial assets:
- Public companies’ securities	-	1,369	-	499	1,868	-	1,868
- Private companies’ securities	-	-	15	1,324	1,339	-	1,339
- Deposits	(i) 1,172	12	-	-	1,184	-	1,184
- Mutual funds	-	2,775	-	-	2,775	-	2,775
- Bonds	(i) 121	4,365	-	-	4,486	-	4,486
- Others	-	90	-	140	230	-	230
Derivative financial instruments (Note 17)	-	12	15	-	27	-	27
Restricted assets	(i) 618	-	-	-	618	-	618
Financial assets held for sale (Note 16)	-	4,602	-	-	4,602	-	4,602
Cash and cash equivalents (Note 18)	6,214	7,652	-	-	13,866	-	13,866
Total assets	20,843	20,877	30	3,894	45,644	2,374	48,018

(i)
The fair values approximate their respective carrying amounts.

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2016
Liabilities as per statement of financial position
Trade and other payables (Note 19)	18,399	-	-	-	18,399	993	19,392
Borrowings (excluding finance leases) (Note 21)	101,928	-	-	10,999	112,927	-	112,927
Derivative financial instruments (Note 17)	-	214	3	-	217	-	217
Total liabilities	120,327	214	3	10,999	131,543	993	132,536

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

14.           Financial instruments by category (Continued)

Financial assets and financial liabilities as of June 30, 2015 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2015
Assets as per statement of financial position
IDBD (i)	-	-	-	908	908	-	908
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	1,154	-	-	-	1,154	199	1,353
Investments in financial assets:
- Public companies’ securities	-	88	-	349	437	-	437
- Private companies’ securities	-	-	-	102	102	-	102
- Mutual funds	-	145	-	-	145	-	145
- Bonds	(ii) 210	104	-	-	314	-	314
Derivative financial instruments (Note 17)	-	228	-	7	235	-	235
Restricted assets	9	-	-	-	9	-	9
Cash and cash equivalents (Note 18)	373	2	-	-	375	-	375
Total	1,746	567	-	1,366	3,679	199	3,878
(i)
The Group has reported its interest in the associate IDBD at fair value with changes through profit or loss, as per IAS 28.
(ii)
The fair values approximate their respective carrying amounts.

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2015
Liabilities as per statement of financial position
Trade and other payables (Note 19)	461	-	-	-	461	690	1,151
Borrowings (excluding finance leases) (Note 21)	4,955	-	-	15	4,970	-	4,970
Derivative financial instruments (Note 17)	-	-	-	503	503	-	503
Total	5,416	-	-	518	5,934	690	6,624

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

14.           Financial instruments by category (Continued)

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	As of June 30, 2016
	Gross amounts recognized	Gross amounts offset	Net amount presented
June 30, 2016
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	15,949	(1,300)	14,649
Financial Liabilities
Trade and other payables (Note 19)	(19,699)	1,300	(18,399)

	As of June 30, 2015
	Gross amounts recognized	Gross amounts offset	Net amount presented
June 30, 2015
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	1,299	(75)	1,154
Financial Liabilities
Trade and other payables (Note 19)	(536)	75	(461)

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2016
Interest income (i)	651	116	767
Interest expense (i)	(2,358)	(23)	(2,381)
Foreign exchange (losses) / gains, net (i)	(1,690)	6	(1,684)
Dividend income (i)	-	72	72
Fair value loss on financial assets at fair value through profit or loss (i)	-	(1,439)	(1,439)
Gain on derivative financial instruments, net (i)	-	921	921
Other finance costs (i)	(818)	(106)	(924)
Fair value gain on associates (ii)	-	79	79
Net result	(4,215)	(374)	(4,589)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

14.           Financial instruments by category (Continued)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2015
Interest income (i)	61	5	66
Interest expense (i)	(628)	-	(628)
Foreign exchange losses, net (i)	(354)	-	(354)
Dividend income (i)	-	17	17
Fair value gain on financial assets at fair value through profit or loss (i)	-	53	53
Loss on derivative financial instruments, net (i)	-	(16)	(16)
Other finance costs (i)	(71)	-	(71)
Fair value loss on associates (ii)	-	(1,001)	(1,001)
Net result	(992)	(942)	(1,934)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2014
Interest income (i)	76	-	76
Interest expense (i)	(471)	-	(471)
Foreign exchange losses, net (i)	(1,162)	-	(1,162)
Dividend income (i)	-	15	15
Fair value gain on financial assets at fair value through profit or loss (i)	-	215	215
Loss on derivative financial instruments, net (i)	-	(317)	(317)
Other finance costs (i)	(75)	-	(75)
Fair value loss on associates (ii)	-	(517)	(517)
Net result	(1,632)	(604)	(2,236)
(i)
Included in “Financial results, net “in the statement of income.
(ii)
Included in “Share of profit / (loss) of joint ventures and associates” in the statement of income.

The following table presents the changes in Level 3 instruments as of June 30, 2016 and 2015:

	Investments in financial assets - Public companies’ securities	Derivative financial instruments - Warrants of Condor	Investment in associate IDBD	Derivative financial instruments - Commitment to tender offer of shares in IDBD	Investments in financial assets - Private companies	Investments in financial assets - Others	Trade and other receivables - Cellcom	Borrowings - Non-recourse loan	Total
Total as of June 30, 2014	211	-	-	(321)	-	-	-	-	(110)
Currency translation adjustment	-	-	83	(45)	-	-	-	19	57
Transfer to level 3	-	-	1,826	-	-	-	-	(86)	1,740
Gains / (losses) for the year (Note 30)	138	7	(1,001)	(137)	72	-	-	52	(869)
Transfer from associates	-	-	-	-	30	-	-	-	30
Balance at June 30, 2015	349	7	908	(503)	102	-	-	(15)	848
Additions and acquisitions	50	-	-	-	27	-	-	-	77
Obtainment of control over IDBD	-	-	(1,047)	-	861	88	1,187	(7,336)	(6,247)
Currency translation adjustment	-	-	60	(18)	291	52	705	(3,610)	(2,520)
Write off	-	-	-	500	-	-	-	-	500
Gains / (losses) for the year (Note 30)	100	(7)	79	21	43	-	39	(38)	237
Balance at June 30, 2016	499	-	-	-	1,324	140	1,931	(10,999)	(7,105)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

14.           Financial instruments by category (Continued)

Securities and warrants of Condor

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants of Condor was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair values of these instruments exceeded the price of the transaction and were assessed using a valuation method that incorporates unobservable market data. Given the fact that the fair value of these instruments was estimated by applying the mentioned method, the Group did not recognize a gain at the time of initial recognition.

In March 2016, the Group has exchanged its preferred Class C shares for a new Class D preferred shares issued by Condor and, additionally, it has received cash in the amount of US$ 1.2 million and a promissory note for US$ 1.1 million related to dividends receivable.

In this new issue the company “Stepstone Real Estate” has been added as new partner by making a contribution of US$ 30 million, which will be used to redeem Class A and B preferred shares and for the acquisition of new hotels.

The new Class D preferred shares will accrue annual interest at a rate of 6.25% and will be convertible into common shares at a price of US$ 1.60.per share.

There were no changes to the warrants held by the Group.

The Board of Directors of Condor is now formed by 4 directors of the company, 3 directors appointed by Stepstone Real Estate and 2 independent directors. In addition, the voting power held by the company in Condor amounts to 49%, thus keeping significant influence.

Investment in IDBD, associate and warrants

As described in Note 3 until taking control over IDBD, the Group stated its equity interest in IDBD as an associate measured at fair value, invoking the exception under IAS 28 and the warrants to acquire IDBD’s common shares were booked at their quoted prices. Since October 11, 2015, as result of consolidation, the equity interest in IDBD as an associate and the warrants were eliminated following the consolidation to add IDBD’s assets and liabilities on a line-by-line basis.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

14.           Financial instruments by category (Continued)

Non-recourse loan

IDBD relies on an independent appraiser to determine the value of the non-recourse loan. The valuation model is a binomial tree where the main variable is Adama’s share price.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Investment in financial assets – Public companies securities - Preferred shares of Condor	Binomial tree	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest-rate (Libor rate curve).	Underlying asset price 1.4 to 1.7 Share price volatility 58% to 78% Money market interest-rate 1.0% to 1.3%
Investment in financial assets – Public companies securities - Promissory note	Discounted cash flow	Theoretical price	Market interest-rate (Libor rate curve)	Money market interest-rate 1.0% to 1.3%
Derivative financial instruments - Warrants of Condor	Black-Scholes	Theoretical price	Underlying asset price (Market price); share price volatility (historical) and interest-rate curve (Libor rate).	Underlying asset price 1.4 to 1.7 Share price volatility 58% to 78% Money market interest-rate 1.0% to 1.3%
Interest rate swaps	Cash flow	Theoretical price	Interest rate futures contract and cash flow	-
Call option of Arcos	Discounted cash flow	-	Projected revenues and discounting rate.	-
Investments in financial assets - Private companies - Avenida Inc.	Market multiples	Theoretical price	Comparable market multiple (EV/GMV ratio)	Comparable market multiple (EV/GMV ratio) 2.94x to 3.59x
Investments in financial assets - Private companies - Others	Discounted cash flows / NAV	Theoretical price
Projected revenue discounted at the discount rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of their financial statements, based on fair value or investment assessments.

1- 3.5
Investments in financial assets - Others	Discounted cash flows / NAV	Theoretical price
Projected revenue discounted at the discount rate / The value is calculated in accordance with the company’s shares in the equity funds on the basis of its financial statements, based on fair value or investment assessments
1- 3.5
Borrowings - Non-recourse loan	Binomial tree	Theoretical price	Underlying asset price (obtained by discounted cash flow valuation), capital cost, market rate; control premium, underlying asset volatility.	Underlying asset price US$ 760MM to US$ 940MM, capital cost 11.8% to 14.4%, discounted market interest rate 7.9% to 12.9%, control premium 3.3% to 6.6%, underlying asset volatility 25.7% to 33.1%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

15.
Trade and other receivables

Group’s trade and other receivables as of June 30, 2016 and 2015 were as follows:

	June 30, 2016	June 30, 2015
Non-current
Sale, leases and services receivables	2,015	62
Less: allowance for doubtful accounts	(2)	(2)
Total non-current trade receivables	2,013	60
VAT receivables	29	25
Prepaid expenses	1,320	11
Borrowings, deposits and other debit balances	75	3
Others	4	16
Total non-current other receivables	1,428	55
Total non-current trade and other receivables	3,441	115

Current
Sale, leases and services receivables	11,073	695
Less: allowance for doubtful accounts	(171)	(93)
Total current trade receivables	10,902	602
Tax receivables	71	23
Prepaid expenses	617	99
Borrowings, deposits and other debit balances	1,243	347
Advances to suppliers	231	49
Others	345	23
Total current other receivables	2,507	541
Total current trade and other receivables	13,409	1,143
Total trade and other receivables	16,850	1,258

Book amounts of Group's trade and other receivables in foreign currencies are detailed in Note 34.

Trade receivables are generally presented in the statements of financial position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.

The fair values of current trade and other receivables approximate their respective carrying amounts, due to their short-term nature, as the impact of discounting is not significant. Present value of non-current trade receivables related to sales of equipment installments, as performed by Cellcom (mainly in 36 installments), as of June 30, 2016 were calculated at a 3.3% discount rate. Other non-current receivables conform to or approximate their fair values. Fair values are based on discounted cash flows. (Level 3 of the fair value hierarchy).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

15.
Trade and other receivables (Continued)

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	June 30, 2016	June 30, 2015	June 30, 2014
Beginning of the year	95	82	79
Additions (Note 27)	111	26	18
Unused amounts reversed (Note 27)	(41)	(12)	(6)
Currency translation adjustment	12	-	-
Receivables written off during the year as uncollectable	(4)	(1)	(9)
End of the year	173	95	82

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables (Note 4).

The Group has also receivables with related parties. Neither of which is due nor impaired.

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables are shown by type and class as of June 30, 2016 and 2015 (includes receivables not past due to reconcile with the amounts in the statements of financial position):

	Expired
	Up to 3 months	3 to 6 months	Over 6 months	Not past due	Impaired	Total	% of representation	Additions (reversals) for bad debts
Leases and services	67	19	33	1,101	110	1,330	10.2%	6
Hotel services	1	-	-	48	1	50	0.4%	1
Consumer financing	-	-	-	-	15	15	0.1%	1
Sale of properties and developments	-	-	-	39	-	39	0.3%	-
Sale of communication equipment	2,250	-	-	1,714	66	4,030	30.8%	-
Telecommunication services	1,763	356	672	19	672	3,482	26.6%	61
Tourism activities	16	12	20	219	51	318	2.4%	(3)
Sale of products (supermarkets)	27	19	55	3,665	58	3,824	29.2%	4
Total as of June 30, 2016	4,124	406	780	6,805	973	13,088	100%	70

Leases and services	43	14	16	567	80	720	95.1%	14
Hotel services	1	-	-	16	-	17	2.3%	-
Consumer financing	-	-	-	5	15	20	2.6%	-
Sale of properties and developments	-	-	-	-	-	-	0.0%	-
Total as of June 30, 2015	44	14	16	588	95	757	100%	14

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial assets held for sale

The composition of financial assets held for sale as of June 30, 2016 and 2015 are as follows:

	June 30, 2016	June 30, 2015
Non-current
Clal	3,346	-
Non-current financial assets held for sale	3,346	-

Current
Clal	1,256	-
Current financial assets held for sale	1,256	-
Total financial assets held for sale	4,602	-

Clal is a holding company that mainly operates in the insurance and pension markets and in segments of pension funds. The company holds assets and other businesses (such as insurance agencies) and is one of the largest insurance groups in Israel. Clal mainly develops its activities in three operating segments: long-term savings, general insurance and health insurance.

Given that IDBD failed to meet the requirements set forth by the Capital Markets, Insurance and Savings Commission, which is dependent on the Ministry of Finance of Israel, to have control over an insurance company, on August 21, 2013, such commission required that IDBD granted an irrevocable power of attorney to Mr. Moshe Tery ("the Trustee") for the 51% of the shareholding capital and vote interests in Clal, thus transferring control over that investee.

On December 30, 2014, the Insurance Commission sent an additional letter setting a term by which IDBD’s control over and equity interests in Clal were to be sold and giving directions as to the Trustee’s continuity in office, among other aspects.

The sale arrangement outlined in the letter involves IDBD’s and the Trustee’s interests in the sale process under different options and timeframes. As of June 30, 2016, the current sale arrangement involved the sale of the interest in the stock exchange or by over-the-counter trades, as per the following detail and by the following dates:

a.
IDBD would have to sell at least 5% of its equity interest in Clal from May 7, 2016.
b.
During each of the subsequent four-month periods, IDBD would have to sell at least an additional 5% of its equity interest in Clal.
c.
If IDBD sells more than 5% of its equity interest in Clal in any given four-month period, the percentage in excess of the required 5% would be offset against the percentage required in the following period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

16.
Financial assets held for sale (Continued)

In case IDBD does not fulfills its obligation in the manner described in the above paragraph the Trustee would be entitled to act upon the specified arrangement in lieu of IDBD, pursuant to all powers that had been vested under the representations of the trust letter. The consideration for the sale would be transferred to IDBD, with the expenses incurred in the sale process to be solely borne by IDBD.

During February 2016, bondholders and minority shareholders filed a complaint against the Insurance Commission and the Trustee so that the order by the Trustee to sell the shares in the market was revoked, for this would cause irreversible damage to the company and its bondholders. As of the date of these Consolidated Financial Statements, no decision has been rendered on the complaint.

In June 30, 2016, the holding of IDBD of Clal was 55%, and as a result of the circumstances mentioned above, IDBD has accounted for it as a financial asset held for sale. Valuation as of June 30, 2016 amounts to Ps. 4,602 and a loss of Ps. 1,951 were recorded, reflecting the fall in the share price, in financial results, net.

Claims against Clal

Clal set up a reserve for all legal actions brought against Clal’s investees out of the ordinary course of business in the amount of approximately NIS 96 million (equivalent to Ps. 376 million at the closing exchange rate). Most legal actions are related to consumer claims and actions erasing from those claims. The total amount claimed is NIS 29,200 million (equivalent to Ps. 114,275 million at the closing exchange rate).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

17.
Derivative Financial Instruments

Group’s derivative financial instruments as of June 30, 2016 and 2015 are as follows:

	June 30, 2016	June 30, 2015
Assets
Non-current
Warrants of Condor	-	7
Warrants of IDBD (Note 3)	-	199
Swaps	8	-
Total non-current derivative financial instruments	8	206

Current
Warrants of IDBD (Note 3)	-	29
Swaps	4	-
Others	15	-
Total current derivative financial instruments	19	29
Total assets	27	235

Liabilities
Non-current
Commitment to tender offer shares in IDBD (Note 3)	-	(265)
Forwards	(105)	-
Total non-current derivative financial instruments	(105)	(265)

Current
Commitment to tender offer shares in IDBD (Note 3)	-	(238)
Foreign currency futures contracts	(19)	-
Forwards	(93)	-
Total current derivative financial instruments	(112)	(238)
Total liabilities	(217)	(503)
Total derivative financial instruments	(190)	(268)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

18.
Cash flow information

The following table shows the amounts of cash and cash equivalents as of June 30, 2016 and 2015:

	June 30, 2016	June 30, 2015
Cash at bank and in hand	6,214	373
Mutual funds	7,652	2
Total cash and cash equivalents	13,866	375

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2016, 2015 and 2014:

	Note	June 30, 2016	June 30, 2015	June 30, 2014
(Loss) / Profit for the year		(1,290)	70	(831)
Adjustments for:
Income tax expense	22	149	489	(64)
Amortization and depreciation	27	2,694	175	226
Gain from disposal of investment property	10	(1,113)	(1,163)	(236)
Impairment of investment properties	30	352	-	-
Dividends received	30	(72)	(17)	(15)
Share-based payments	28	49	22	45
(Loss) / Gain from derivative financial instruments	30	(921)	16	317
Changes in fair value of investments in financial assets and liabilities	30	1,439	(53)	(215)
Gain from disposal of associates	29	(4)	(22)	-
Provisions and allowances		191	75	96
Share of profit of joint ventures and associates	8,9	(447)	1,023	414
Reversal of currency translation adjustment	29	(96)	(188)	-
Financial results, net		4,395	991	1,625
Changes in operating assets and liabilities:
Increase in inventories		(155)	(6)	(1)
Decrease in trading properties		229	-	6
Increase in trade and other receivables		(319)	(400)	(14)
(Decrease) / Increase in trade and other payables		(15)	233	(104)
Increase in salaries and social security liabilities		23	22	51
Decrease in provisions	20	(143)	(4)	(2)
Net cash generated by operating activities before income tax paid		4,946	1,263	1,298

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

18.
Cash flow information (Continued)

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2016, 2015 and 2014:

	June 30, 2016	June 30, 2015	June 30, 2014
Increase in investments in financial assets through an increase in trade and other payables	180	-	-
Increase in investments in financial assets through a decrease in trade and other receivables	71	-	-
Decrease in borrowings through a decrease in financial assets	-	-	24
Reimbursement of expired dividends	10	1	2
Dividends distribution	64	48	57
Financed additions of properties, plant and equipment	116	2	1
Increase in borrowings through a decrease in dividends payable	-	-	160
Decrease in trade and other receivables, net through an increase in assets held for sale	-	-	18
Decrease in investment properties through an increase in assets held for sale	-	-	1,099
Decrease in intangible assets through an increase in assets held for sale	-	-	77
Decrease in restricted assets through an increase in assets held for sale	-	9	164
Increase in restricted funds through a decrease in trade and other payables	-	-	146
Decrease in trade and other payables through an increase in liabilities directly associated with assets classified as held for sale	-	-	170
Decrease in borrowings through an increase in liabilities directly associated with assets classified as held for sale	-	-	603
Decrease in deferred income tax liabilities through an increase in liabilities directly associated with assets classified as held for sale	-	-	33
Decrease in borrowings through a decrease in investments in joint ventures and associates	9	137	-
Increase in financial assets through a decrease in investments in joint ventures and associates	-	30	-
Increase in investment properties through a decrease in financial assets	-	48	-
Financed purchase of investment properties	302	-	-
Increase in non-controlling interest through a decrease in derivative financial instruments	128	13	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

18.
Cash flow information (Continued)

Business combination

	June 30, 2016	June 30, 2015	June 30, 2014
Investment properties	29,586	-	-
Property, plant and equipment	15,104	-	-
Trading properties	2,656	-	-
Intangible assets	6,603	-	-
Investment in joint ventures and associates	9,268	-	-
Deferred income tax	(4,681)	-	-
Trade and other receivables	9,713	-	-
Investments in financial assets	5,824	-	-
Derivative financial instruments, net	(54)	-	-
Inventories	1,919	-	-
Income tax and minimum presumed income tax ("MPIT") credit	91	-	-
Financial assets and other assets held for sale	5,129	-	-
Trade and other payables	(19,749)	-	-
Borrowings	(60,306)	-	-
Provisions	(969)	-	-
Income tax and minimum presumed income tax ("MPIT") liabilities	(267)	-	-
Employee benefits	(405)	-	-
Total	(538)	-	-
Non-controlling interest	(8,630)	-	-
Goodwill	1,391	-	-
Total net assets added as a result of business combination	(7,777)	-	-
Cash added as a result of business combination	9,193	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

19.
Trade and other payables

Group’s trade and other payables as of June 30, 2016 and 2015 were as follows:

	June 30, 2016	June 30, 2015
Non-current
Trade payables	525	217
Deferred income	65	7
Others	928	31
Total non-current trade and other payables	1,518	255

Current
Trade payables	11,070	261
Accrued invoices	450	119
Sale and rent payments received in advance	4,590	223
Total current trade payables	16,110	603
Dividends payable to non-controlling shareholders	426	59
Tax payables	284	83
Others	1,054	151
Total current other payables	1,764	293
Total current trade and other payables	17,874	896
Total trade and other payables	19,392	1,151

The fair value of trade and other payables approximate their respective carrying amounts, due to their short-term nature, the effect of discounting is not significant. Fair values are based on discounted cash flows

20.
Provisions

The Group is subject to claims, lawsuits and other legal proceedings in the ordinary course of business, including claims from clients where a third party seeks reimbursement or damages. The Group’s responsibility under such claims, lawsuits and legal proceedings cannot be estimated with certainty. From time to time, the status of each major issue is evaluated and its potential financial exposure is assessed. If the potential loss involved in the claim or proceeding is deemed probable and the amount may be reasonably estimated, a liability is recorded. The Group estimates the amount of such liability based on the available information and in accordance with the provisions of the IFRS. If additional information becomes available, the Group will make an evaluation of claims, lawsuits and other outstanding proceeding, and will revise its estimates.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

20.
Provisions (Continued)

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Legal claims (i)	Investments in joint ventures and associates (ii)	Sited dismantling and remediation (iii)	Onerous contracts (iv)	Guarantees and other provisions (v)	Total
At July 1st, 2014	47	177	-	-	-	224
Additions	35	159	-	-	-	194
Recovery	(15)	-	-	-	-	(15)
Used during the year	(4)	-	-	-	-	(4)
Contributions	-	(2)	-	-	-	(2)
Currency translation adjustment	-	29	-	-	-	29
At June 30, 2015	63	363	-	-	-	426
Additions	52	231	39	64	3	389
Liabilities added as a result of business combination (Note 3)	424	-	47	199	299	969
Recovery	(40)	-	-	-	(6)	(46)
Used during the year	(50)	-	-	(80)	(13)	(143)
Contributions	-	(18)	-	-	-	(18)
Currency translation adjustment	240	262	28	113	144	787
At June 30, 2016	689	838	114	296	427	2,364

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to the equity interest in New Lipstick and Condor with negative equity. Additions and recoveries are included in "Share of profit / (loss) of joint ventures and associates". Additions and recoveries are included in Costs.
(iii)
The Group’s companies are required to recognize certain costs related to dismantling assets and remediating sites here such assets are located. The calculation of expenses are based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs are capitalized at a risk-free interest rate. Volume projections for retired or built assets are restated based on expected changes from technological rulings and requirements. Additions and recoveries are included in Costs.
(iv)
Provisions for other contractual liabilities include a series of liabilities resulting from a contractual liability or laws, regarding which there is a high degree of certainty as to the terms and the necessary amounts to discharge such liability. Additions and recoveries are included in Costs.
(v)
Additions and recoveries are included in Costs.

Disclosure of total provisions in current and non-current is as follows:

	June 30, 2016	June 30, 2015
Non-current	1,325	374
Current	1,039	52
Total	2,364	426

IRSA

On February 23, 2016, a class action was filed against the Company, Cresud and some first-line managers and directors with the District Court of the United States for the Central District of California. The complaint, on behalf of people holding American Depositary Receipts of the Company between November 3, 2014 and December 30, 2015, claims presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the Company’s investment in IDBD.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

20.
Provisions (Continued)

Such complaint was voluntarily waived on May 4, 2016 by the plaintiff and filed again on May 9, 2016 with the US District Court by the East District of Pennsylvania.

Furthermore, the Company, some of its first-line managers and directors are defendants in a class action filed on April 29, 2016 with the US District Court of the East District of Pennsylvania. The complaint, on behalf of people holding American Depositary Receipts of the Company between May 13, 2015 and December 30, 2015, claims violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the Company's investment in IDBD.

Subsequently, Cresud and IRSA requested that the complaint be moved to the district of New York, which request was later granted.

The Company holds that such allegations are meritless and intends to make a strong defense in both actions. No provision was set up in connection with the above mentioned.

IRSA CP

On November 20, 2006, the Group through IRSA CP acquired the building known as Edificio Ex escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32. This property is affected to a concession contract.

After the title deed was made, the government of the province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martín Theatre.

IRSA CP has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

At June 30, 2016, the property is recorded under Investment Properties.

Claims against Cellcom and its subsidiaries

In the normal course of business, claims have been filed against Cellcom by its customers. These are mostly motions for approval of class actions, primarily concerning allegations of illegal collection of funds, unlawful conduct or Breach of license, or a Breach of agreements with customers, causing monetary and non-monetary damage to them. The amounts claimed from Cellcom in consumer claims, amounted to NIS 26,183 million.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

20.
Provisions (Continued)

Claims against Shufersal and its subsidiaries

In the normal course of business, legal claims were filed against Shufersal by its customers. These are mostly motions for certification of class actions, which mainly concern claims of changing money unlawfully, acting contrary to the law or a license, or a Breach of the agreements with customers, causing financial and non-financial loss to them. The amounts of the claims amounted to NIS 809 million.

There are also other claims by employees, subcontractors, suppliers which relate mainly to claims of Breach of the provisions of the law in relation to the termination of workers' employment and claims of Breaches of contract and compulsory payments to authorities. The total amount which Shufersal was being sued for these claims was NIS 26 million.

21.
Borrowings

The breakdown of the Group borrowings as of June 30, 2016 and 2015 was as follows:

	June 30, 2016	June 30, 2015
Non-current
NCN	67,235	3,634
Bank loans and others	6,470	102
Non-recourse loan	16,975	-
Total non-current borrowings	90,680	3,736

Current
NCN	15,075	337
Bank loans and others	4,107	204
Bank overdrafts	1,236	681
Other borrowings	1,834	15
Total current borrowings	22,252	1,237
Total borrowings	112,932	4,973

Operations Center in Argentina

On March 3, 2016, IRSA and IRSA CP announced that they would launch offers to buy in cash: (i) 11.50% Class 2 NCN outstanding due in 2020 and issued by IRSA for a total nominal value of up to US$ 76.5 million, subject to a potential extension of the Offer Limit of NCN due in 2020 for a nominal value of up to US$ 73.5 million, at IRSA’s exclusive decision, (ii) each and every 8.50% Class 1 NCN outstanding due in 2017 and issued by IRSA, and (iii) each and every 7.875% Class 1 NCN outstanding due in 2017 and issued by IRSA CP.

On March 23, 2016, IRSA CP issued NCN for a nominal amount of US$ 360 million under its Global NCN Program. Class II NCN accrue interest semi-annually, at an annual fixed rate of 8.75% and are repayable at maturity on March 23, 2023. The issue price was 98.722% of nominal value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

21.
Borrowings (Continued)

IRSA CP’s NCN maturing in 2023 are subject to certain Commitments, Events of Breach and Limitations, including Limitations on Additional Indebtedness, Limitations on Restricted Payments, Limitations on Transactions with Affiliates, Limitations on the Merger, Take-over Merger and Limitations on the Sale of all or a substantial portion of the company’s Assets.

On April 7, 2016, the Meeting of IRSA's NCN holders approved the proposed amendments to the IRSA 2017 Trust Indenture, which included basically the elimination of all financial restrictive covenants on such class. Approximately 50.30% of holders of NCN due 2017 approved the amendments to the Trust Indenture for IRSA NCN 2017. As a consequence, a Supplementary Trust Agreement with the Bank of New York Mellon was signed, all amendments approved the Meeting, which came into force on April 8, 2016.

During March, April and May the Group acquired all IRSA CP's NCN Class I at 7.875% maturing in 2017 for a total amount US$ 120 million and US$ 75.4 million of IRSA’s NCN. On October 11, 2016, IRSA acquired the remaining US$ 74.6 million of IRSA’s NCN at 8,5% maturing in 2017, so the following notes remains outstanding:

·
IRSA's NCN Class II at 11.50% maturing in 2020 US$ 71.4 million.

Such payments were accounted for as a cancellation of debt.

In relation to financial covenants under 11.50% NCN due in 2020 issued by IRSA, the Meeting of Noteholders held on March 23, 2016 approved:

i)
to modify the covenant on Limitation on Restricted Payments, so that the original covenant was replaced so as to take into consideration IRSA’s capability to make any restricted payment provided that (a) no Event of Default has occurred and persisted, and (b) IRSA may incur at least US$ 1 of additional debt pursuant to the Limitation on Additional Indebtedness; and
ii)
the exclusion of IDBD or any of its subsidiaries for purposes of the definition of “Subsidiary” or any of the definitions or commitments under the Trust Indenture of NCN due in 2020 and issued by IRSA (regardless of whether the financial statements of any of these companies has any time been consolidated into IRSA’s financial statements).
iii)
a Supplementary Trust Indenture reflecting all the amendments approved, entered into with the Bank of New York Mellon on March 28, 2016.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

21.
Borrowings (Continued)

Operations Center in Israel

IDBD has certain restrictions and financial covenants in connection with its financial debt, included in its debentures, loans from banks and financial institutions.

As of June 30, 2016 IDBD reported that the application of the “Liquidity Covenant” and the “Economic Equity Covenant” (as described below) is currently suspended.

It was agreed between IDBD and the relevant lending corporations that the parties would work to formulate an arrangement, to replace or amend the current financial covenants by December 31, 2016.

If such arrangement is not reached, the previous financial covenants will re-apply then with respect to the results for IDBD´s first quarter of 2017 and thereafter. In the event that these covenants will re-apply, IDBD estimates that it will not be able to meet the thresholds that were determined in the past with respect to the Liquidity Covenant and the Economic Equity Covenant with respect to IDBD´s results for the first quarter of 2017 and thereafter.

Particularly, if the previous financial covenants will re-apply, IDBD estimates it will not be able to fulfill the covenant, which stipulates that the balance of cash and marketable securities will not fall below the scope of forecasted current maturities for the two quarters subsequent to the reporting quarter (the “Liquidity Covenant”). Regarding the Economic Equity Covenant, the economic equity as of June 30, 2016, amounted to a positive balance of NIS 247 million, significantly lower than the thresholds determined in the past as part of the Economic Equity Covenant.

In view of and due to the decrease of Mr. Ben Moshe’s holding rate in IDBD, beginning from February 2015 and thereafter, in March 2016 IDBD reached understandings with its lending corporations with regard to an amendment of the control and additional amendments relating to restrictions on the sale of main holdings.

As per IDBD´s position, as of June 30, 2016, there were no conditions that established grounds for calling IDBD´s obligations to its financial creditors for immediate payment. Without derogating from the IDBD´s position, it is noted that the decision of the bondholders (Series I) dated April 21,2016 to call the full balance of IDBD´s debt to the bondholders for immediate repayment and the decision to take steps for dissolution are liable to raise grounds for the financial creditors, for calling for immediate repayment. According to IDBD´s legal advisor opinion, the conditions giving rise to a ground for demanding immediate repayment of the liabilities for the (Series I) bonds were not fulfilled. On July 18, 2016, the Court handed down its judgment, in which the Court accepted the consensus motion filed by the trustee to strike the motion for dissolution.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

21.
Borrowings (Continued)

As of June 30, 2016, IDBD´s loans which are subject to the aforementioned financial covenants, at a scope of NIS 264 million, were classified under current liabilities, in consideration of the fact that IDBD has reached understandings with those relevant lending entities, which extended the arrangements specified in the financial covenants of the loan agreements until first quarter calendar year 2017, in other words, for a period shorter than twelve months.

On August 2, 2016 IDBD issued a new Series of Debentures in the Israeli market for an amount of NIS 325 million due November 2019 at an annual interest rate adjustable by CPI plus 4.25%. The notes are pledged by shares of Clal Insurance Enterprise Holdings Ltd (“Clal”), subject to the approval of the Commissioner of Capital Markets, Insurance and Savings. IDBD is working to get the authorization to constitute the guarantee and it filed an application to the Supreme Court asking for such approval. In case IDBD does not get the required approval, funds must be repaid with interest plus a penalty. On September 15, 2016, the High Court of Justice gave a partial judgment and decision, according to which it was decided, to reject the petition  for the most part and to grant an order which instructs the Commissioner to appear and show a reason for her opposition to the request of IDBD to pledge up to 5% of the shares of Clal Holdings, subject to an outline agreed to at the time by IDBD. Furthermore, IDBD maintains the right to accede to a proposal for compromise which was raised in the context of the discussion. A hearing date was set for January 2017.

Pursuant to the decision of the Supreme Court sitting as the High Court of Justice in connection with the petition submitted by IDBD in connection with the pledge of the shares of Clal Holdings in September 2016, on October 13, 2016, the Board of Directors of the IDBD decided to execute a partial early redemption of the debentures, that is to be carried out on November 1, 2016, as follows:

•
IDBD will carry out a partial early redemption of the debentures in an amount of approximately NIS 239 million of par value (“the redeemed portion”) and in a total of approximately NIS 244 million with respect to principal, interest and compensation for the redeemed portion.
•
The determining date for the eligibility to receive the early redemption of the principal of the debentures is 10.25.2016.
•
The early redemption represents 73.7% of the unpaid balance of the principal of the debentures, which is also the original balance of the series of the debentures.
•
The rate of interest (including the compensation for carrying out the early redemption as an increment of 3% with respect to the period from August 3, 2016 through October 21, 2016) that will be paid upon the partial early redemption of the redeemed portion of the principal is approximately 1.8%.
•
The rate of interest (including the compensation for carrying out the early redemption as an increment of 3% with respect to the period from August 3, 2016 through October 31, 2016)  that will be paid in the context of the early redemption, which is calculated out of the balance of the unpaid balance of the principal on the date of the early redemption (NIS 325 million linked to the CPI) is approximately 1.3%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

21.           Borrowings (Continued)

•
Pursuant to the “known” CPI (index with respect to the month of September 2016, which was published on 10.14.2016) as compared with the base index published with respect to the month of June 2016, no linkage increments will apply with respect to the redeemed portion upon early redemption.
•
The unpaid balance of the principal of the debentures after executing the early redemption (without linkage) will stand at an amount of approximately NIS 86 million par value, which represents approximately 26.3%, of the original balance of the principal of the debentures. IDBD will act to pledge the shares of Clal Holdings against the balance of the unpaid principal of the debentures after carrying out the early redemption (as is required according to the trust indenture).
•
Pursuant to what is stated in the trust indenture, the redeemed portion will be paid in relation to all of the holders of the debentures, pro- rata according to the par value of the held debentures.

IDBD is continuing to act in order to reach consents with the relevant financing corporations in order to arrange over time the calculated financial covenants that were determined in the provisions of its loan agreements, and additional contractual issues that exist in the loan agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

21.
Borrowings (Continued)

The breakdown of the Group borrowings as of June 30, 2016 was as follows:

	Operations Center in Argentina				Operations Center in Israel
Debt	IRSA	IRSA CP	Other	Subtotal	IDBD	DIC	Shufersal	Cellcom	PBC	Other	Subtotal	Total
NCN	2,288	5,799	-	8,087	7,807	12,436	10,037	15,277	28,666	-	74,223	82,310
Bank loans and others	15	54	130	199	2,214	1,171	16	779	2,003	4,195	10,378	10,577
Non-recourse loan	-	-	-	-	-	(i) 10,999	-	-	5,976	-	16,975	16,975
Bank overdrafts	859	40	45	944	-	-	-	-	-	292	292	1,236
Other borrowings	-	-	-	-	-	-	-	-	-	1,834	1,834	1,834
Total debt	3,162	5,893	175	9,230	10,021	24,606	10,053	16,056	36,645	6,321	103,702	112,932

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

21.
Borrowings (Continued)

The breakdown of the borrowings of Operations Centers in Argentina and Israel is as follows:

Type	Company	Secured / unsecure	Series / Class	Currency	Payment date for capital	Interest rate %	Capital nominal value in million Issue currency	Book value June 30, 2016	Book value June 30, 2015
NCN	IRSA CP	Unsecured	Class I	Ps.	2017	Badlar + 4 BP	407	409	-
	IRSA CP	Unsecured	Class II	US$	2023	8.75%	360		5,390	-
	IRSA CP	Unsecured	Series i	US$	2017	7.88%	-	-	1,036
	IRSA	Unsecured	Class I	US$	2017	8.50%	75	1,159	1,400
	IRSA	Unsecured	Class VI	Ps.	2017	Badlar + 450ps	11	11	11
	IRSA	Unsecured	Class V	Ps.	2015	Badlar + 395ps	-	-	214
	IRSA	Unsecured	Class II	US$	2020	11.50%	75	1,118	1,310
Total NCN								8,087	3,971

Bank loans	IRSA	Secured	-	US$	2020	3.2% to 14.3%	1	1	-
and others	IRSA	Unsecured	-	Ps.	2017	Badlar	15	14	14
	IRSA CP	Secured	-	US$	2020	3.2% to 14.3%	-	4	3
	IRSA CP	Unsecured	-	Ps.	2016	15.25%	1	1	4
	IRSA CP	Unsecured	-	Ps.	2017	26.50%	7	7	10
	IRSA CP	Unsecured	-	Ps.	2016	23%	36	36	106
	IRSA CP	Unsecured	-	Ps.	2015/ 2016	15.25% / 15.01%	-	-	75
	IRSA CP	Unsecured	-	Ps.	2016	Badlar / 8.50%	6	6	8
	HASA	Unsecured	-	Ps.	2016	15.25%	6	6	4
	LLAO LLAO	Unsecured	-	Ps.	2016	15.25%	1	1	3
	NFSA	Unsecured	-	Ps.	2016	24%	6	5	7
	LIVECK	Secured	-	US$	2017	n/a	2	34	21
	LIVECK	Secured	-	US$	n/a	3.50%	5	84	50
Total bank loans and others								199	305
Other borrowings								-	15
Bank overdrafts								944	682
Subtotal Operations Center in Argentina								9,230	4,973

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

21.
Borrowings (Continued)

Type	Company	Secured / unsecured	Series	Currency	Adjustment factor	Payment date for capital	Interest rate %	Capital nominal value in million Issue currency	Book value June 30, 2016
NCN	IDBD	Unsecured	G	NIS	CPI	2016 – 2018	4.50%	802	3,534
	IDBD	Unsecured	I	NIS	CPI	2020 – 2025	4.95%	1,013	3,164
	IDBD	Unsecured	J	NIS	N/A	2015 – 2018	6.60%	309	1,109

	DIC	Unsecured	D	NIS	CPI	2012 – 2016	5.00%	103	510
	DIC	Unsecured	F	NIS	CPI	2017 – 2025	4.95%	2,719	9,427
	DIC	Unsecured	G	NIS	N/A	2012 – 2016	6.35%	8	31
	DIC	Unsecured	H	NIS	CPI	2014 – 2019	4.45%	124	541
	DIC	Unsecured	I	NIS	N/A	2010 – 2018	6.70%	513	1,927

	Shufersal	Unsecured	B	NIS	CPI	2015 – 2019	5.20%	1,024	5,161
	Shufersal	Unsecured	C	NIS	N/A	2010 – 2017	5.45%	114	459
	Shufersal	Unsecured	D	NIS	CPI	2014 – 2029	2.99%	413	1,584
	Shufersal	Unsecured	E	NIS	N/A	2014 – 2029	5.09%	392	1,580
	Shufersal	Unsecured	F	NIS	CPI	2020 – 2028	4.30%	317	1,253

	Cellcom	Unsecured	B	NIS	CPI	2013 – 2017	5.30%	185	880
	Cellcom	Unsecured	D	NIS	CPI	2013 – 2017	5.19%	599	2,865
	Cellcom	Unsecured	E	NIS	N/A	2012 – 2017	6.25%	164	673
	Cellcom	Unsecured	F	NIS	CPI	2017 – 2020	4.60%	715	3,032
	Cellcom	Unsecured	G	NIS	N/A	2017 – 2019	6.99%	285	1,230
	Cellcom	Unsecured	H	NIS	CPI	2018 – 2024	1.98%	950	3,483
	Cellcom	Unsecured	I	NIS	N/A	2018 – 2025	4.14%	804	3,114

	PBC	Unsecured	C	NIS	CPI	2009 – 2017	5%	550	2,666
	PBC	Unsecured	D	NIS	CPI	2020 – 2025	4.95%	1,317	6,641
	PBC	Unsecured	F	NIS	CPI	2015 – 2023	4.95%	974	4,195
	PBC	Unsecured	G	NIS	N/A	2015 – 2025	7.05%	669	3,054
	PBC	Unsecured	Gav-Yam Series E	NIS	CPI	2014 – 2018	4.55%	283	1,375
	PBC	Unsecured	Gav-Yam Series F	NIS	CPI	2021 – 2026	4.75%	1,226	8,535
	PBC	Unsecured	Gav-Yam Series G	NIS	N/A	2013 – 2017	6.41%	215	907
	PBC	Unsecured	Ispro Series B	NIS	CPI	2007 – 2021	5.40%	255	1,293
Total NCN									74,223

Bank loans and others	IDBD	Unsecured (1)	-	NIS	Prime interest rate	2015 – 2018	Prime + 1.3%	333	1,117
	IDBD	Unsecured (1)	-	NIS	Prime interest rate	2015 – 2019	Prime + 1%	80	265
	IDBD	Unsecured	-	NIS	Prime interest rate	2015 – 2020	Prime + 0.65%	63	198
	IDBD	Secured (2)	-	NIS	CPI	2015 – 2018	6.90%	150	634

	DIC	Unsecured	-	NIS	N/A	2015 – 2017	5.39%	45	167
	DIC	Unsecured	-	NIS	Prime interest rate	2015 – 2018	2.12%	111	397
	DIC	Unsecured	-	NIS	N/A	2015 – 2018	5.90%	86	311
	DIC	Unsecured	-	NIS	Prime interest rate	2015 – 2018	2.20%	86	296

	Shufersal	Secured	-	NIS	CPI	2015 – 2017	4.95%	1	4
	Shufersal	Secured	-	NIS	CPI	2015 – 2017	4.95%	1	3
	Shufersal	Secured	-	NIS	CPI	2015 – 2017	4.75%	-	2
	Shufersal	Secured	-	NIS	CPI	2015 – 2017	4.40%	-	2
	Shufersal	Secured	-	NIS	CPI	2015 – 2017	3.25%	1	5

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

21.
Borrowings (Continued)

Type	Company	Secured / unsecured	Series	Currency	Adjustment factor	Payment date for capital	Interest rate %	Capital nominal value in million Issue currency	Book value June 30, 2016

	PBC	Unsecured	-	NIS	CPI	2015– 2020	1.97%	40	154
	PBC	Unsecured	-	NIS	CPI	2020	2.65%	83	311
	PBC	Unsecured	-	NIS	N/A	2015– 2020	3.07%	19	76
	PBC	Unsecured	-	NIS	N/A	2016	1.70%	301	1,176
	PBC	Secured	-	NIS	CPI	2011– 2018	1.55%	69	286
	PBC	Unsecured	-	NIS	CPI	2002– 2019	1.73%	62	327
	PBC	Secured	-	NIS	CPI	2008– 2016	1.95%	7	32
	PBC	Secured	-	NIS	CPI	2015– 2023	1.87%	106	409
	PBC	Secured	-	NIS	CPI	2014– 2022	1.77%	83	323
	PBC	Secured	-	NIS	CPI	2013– 2021	1.87%	55	219
	PBC	Secured	-	NIS	CPI	2015– 2022	1.86%	42	165
	PBC	Secured	-	NIS	CPI	2011– 2019	1.26%	36	149
	PBC	Secured	-	NIS	CPI	2009– 2017	1.80%	8	36
	PBC	Secured	-	NIS	CPI	2022	1.88%	93	366
	PBC	Secured	-	NIS	N/A	2016– 2016	1.26%	40	156
	PBC	Secured	-	NIS	CPI	2015– 2020	1.57%	22	85
	PBC	Secured	-	NIS	CPI	2020	2.14%	50	188
	PBC	Unsecured	-	NIS	CPI	2009– 2016	12.16%	3	11

	Bartan	Unsecured	-	NIS	Prime interest rate	2015– 2022	2.35%	2	8
	Bartan	Secured		NIS	Prime interest rate	2022	2.89%	5	19
	Bartan	Secured	-	NIS	Prime interest rate	2022	2.95%	4	16

	IDB Tourism	Unsecured	-	US$	Libor interest rate	2020	5.66%	13	51
	IDB Tourism	Unsecured	-	US$	Libor interest rate	2015– 2018	5.21%	197	767

	IDBG	Unsecured	-	US$	Libor interest rate	2015- 2015	Libor + 5%	223	869

	Cellcom	Unsecured	-	NIS	n/a	2016– 2021	4.60%	200	778
Total bank loans and others									10,378
Bank overdrafts									292
Non-recourse loan									16,975
Others									1,834
Subtotal Operations Center in Israel									103,702

(1)
Corresponds to a bank loan for NIS 750 million where repayment of principal had been deferred for three years starting March 2014 until March 2018.
(2)
In May 2012, IDBD was granted a secured loan for NIS 150 million by the financial institutions of Menorah Group. Principal is repayable in two installments of NIS 50 million and NIS 100 million in 2017 and 2018, respectively. As part of the loan, IDBD granted the lender any stock call option on the shares it held in DIC, representing approximately 1.7% of the share capital issued by this company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

21.
Borrowings (Continued)

As of June 30, 2016 and 2015, total borrowings include collateralized liabilities (seller financing, leases and bank loans) of Ps. 3,172 and Ps. 74, respectively. These borrowings are mainly collateralized by investment properties and property, plant and equipment of the Group.

Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Information regarding liabilities under finance leases is disclosed in Note 23.

The maturity of the Group's borrowings (excluding finance leases) and the classification regarding interest rates is as follows:

	June 30, 2016			June 30, 2015
	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina
Share capital
Less than 1 year	2,573	18,172	20,745	1,053
Between 1 and 2 years	16	16,826	16,842	2,415
Between 2 and 3 years	1	19,535	19,536	2
Between 3 and 4 years	14	4,643	4,657	-
Between 4 and 5 years	1,063	7,092	8,155	-
Later than 5 years	5,302	36,169	41,471	1,316
	8,969	102,437	111,406	4,786
Interest
Less than 1 year	240	1,265	1,505	182
Between 1 and 2 years	3	-	3	2
Between 3 and 4 years	3	-	3	-
Later than 5 years	10	-	10	-
	256	1,265	1,521	184
	9,225	103,702	112,927	4,970

The fair value of current and non-current borrowings is as follows:

	June 30, 2016			June 30, 2015
	Operation Center in Argentina	Operation Center in Israel	Total	Operations Center in Argentina
NCN	8,764	75,804	84,568	4,369
Bank loans and others	269	13,597	13,866	340
Bank overdrafts	944	292	1,236	682
Non-recourse loan	-	16,976	16,976	-
Other borrowings	-	1,834	1,834	15
Total borrowings	9,977	108,503	118,480	5,406

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

22.
Taxes

The Group’s income tax has been calculated on the estimated taxable profit for each year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

The details of the provision for the Group’s income tax, is as follows:

	June 30, 2016	June 30, 2015	June 30, 2014
Current income tax	(612)	(653)	(235)
Deferred income tax	437	170	318
Minimum Presumed Income tax (MPIT)	26	(6)	(19)
Income tax	(149)	(489)	64

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	0% - 25%
U.S.A.	0% - 45%
Bermudas	0%
Israel	25%

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit / (loss) before taxes for years ended June 30, 2016, 2015 and 2014:

	June 30, 2016	June 30, 2015	June 30, 2014
Net income / (loss) at tax rate applicable to profits in the respective countries	200	(733)	243
Permanent differences:
Share of (loss) / profit of joint ventures and associates	38	209	(128)
Unrecognized tax losses carryforwards	(172)	(9)	(52)
Non-taxable income	98	57	25
Non-deductible items	(246)	-	-
Change of interest rate	(357)	-	-
Others	264	(7)	(5)
Income tax	(175)	(483)	83
Minimum presumed income tax (MPIT)	26	(6)	(19)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

22.
Taxes (Continued)

Deferred tax assets and liabilities of the Group as of June 30, 2016 and 2015 will be recovered as follows:

	June 30, 2016	June 30, 2015
Deferred income tax asset to be recovered after more than 12 months	4,052	411
Deferred income tax asset to be recovered within 12 months	1,714	287
Deferred income tax assets	5,766	698

	June 30, 2016	June 30, 2015
Deferred income tax liabilities to be recovered after more than 12 months	(12,492)	(581)
Deferred income tax liabilities to be recovered within 12 months	(207)	(115)
Deferred income tax liabilities	(12,699)	(696)
Deferred income tax (liabilities) assets, net	(6,933)	2

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2016, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	06.30.15	Business combinations	Cumulative translation adjustment	Charged / (Credited) to the statement of income	Changes of non-controlling interest	Use of tax loss carryforwards	06.30.16
Deferred income tax assets
Trading properties	25	-	-	(25)	-	-	-
Trade and other payables	321	1,025	595	(167)	-	-	1,774
Tax loss carry-forwards	316	2,261	1,622	(520)	(62)	(366)	3,251
Others	36	442	254	(8)	-	-	724
Subtotal deferred income tax assets	698	3,728	2,471	(720)	(62)	(366)	5,749
Deferred income tax liabilities
Investment properties and Properties, plant and equipment	(10)	(5,566)	(3,162)	122	-	-	(8,616)
Trading properties	-	(64)	(44)	(12)	-	-	(120)
Trade and other receivables	(683)	(20)	(12)	573	-	-	(142)
Intangible assets	-	(2,031)	(1,076)	247	-	-	(2,860)
Others	(3)	(728)	(440)	227	-	-	(944)
Subtotal deferred income tax liabilities	(696)	(8,409)	(4,734)	1,157	-	-	(12,682)
Deferred income tax assets (liabilities), net	2	(4,681)	(2,263)	437	(62)	(366)	(6,933)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Israel do not expire.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

22.
Taxes (Continued)

As of June 30, 2016, the Group’s tax loss carry-forwards expiration dates are as follows:
Expiration date	Total
Do not expire	68,049
2016	46
2017	26
2018	32
2019	35
2020	75
68,263

In order to fully realize the deferred tax asset, the Company will need to generate future taxable income. To this aim the Group made a projection for future years when deferred assets will be deductible. Such projection is based on aspects such as the expected performance of the main macroeconomic variables affecting the business, pricing and costs that make up the operational flows derived from the regular exploitation of buildings and other assets of the group and the flows derived from the performance of financial assets and liabilities. Such strategy implies the development of properties and/or the sale of non-strategic properties and/or properties that are deemed to have reached their maximum appreciation potential.

Based on the estimated and aggregate effect of all these aspects on the Company’s performance, Management estimates that as at June 30, 2016, it is probable that the Company will realize all of the deferred tax assets recognized.

The Group did not recognize deferred income tax assets of Ps. 74.244 and Ps. 36 as of June 30, 2016 and 2015, respectively. Although management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 796 and Ps. 37 as of June 30, 2016 and 2015, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Leases

The Group as lessee

Operating leases:

In the ordinary course of business, the Group leases property or spaces for administrative or commercial use both in Argentina and Israel under operating lease arrangements. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 33). The amounts involved have not been material for any of the filed periods.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:
	June 30, 2016	June 30, 2015
No later than one year	3,860	11
Later than one year and not later than five years	6,705	17
Later than five years	2,127	35
	12,692	63

Finance leases:

The Group is party on several financial lease agreements, mainly of equipment for administrative use in the ordinary course of business. The amounts involved are not material for any of the periods filed.

The Group as lessor

Operating leases:

In the segment Shopping Centers and Offices and others in the Operations Center Argentina and in the Real Estate segment in the Operations Center Israel, the Group enters into operating lease agreements typical in the business. Given the diversity of properties and lessees, and the various economic and regulatory jurisdictions where the Group operates, the agreements may adopt different forms, such as fixed, variable, adjustable leases, etc. For example, in the Operations Center Argentina, operating lease agreements with lessees of shopping centers generally include step-up clauses and contingent payments. In Israel, agreements tend to be agreed upon for fixed amounts, although in some cases they may include adjustment clauses. Income from leases are recorded in the statement of income under rental and service income in all of the filed periods.

Rental properties are considered to be investment property (Note 10). The book value, depreciation charge, and accumulated depreciation are included in Note 10.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

23.
Leases (Continued)

The future minimum proceeds under non-cancellable operating leases from Group´s shopping centers, offices and other buildings are as follows:

	June 30, 2016	June 30, 2015
2016	-	982
2017	3,137	690
2018	3,237	323
2019	2,564	83
2020	1,988	24
Later than 2020	5,577	-
	16,503	2,102

Finance leases:

The Group does not act as a lessor in connection with finance leases.

24.
Equity

Share capital and premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 1 per share and one vote each. No other activity has been recorded for the fiscal years ended June 30, 2016, 2015 and 2014 in the capital accounts, other than those related to the acquisition of treasury shares.

Inflation adjustment of share capital

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

Legal reserve

According to Law No. 19,550, 5% of the profit of the year is destined to the constitution of legal reserve until they reach legal capped amount (20% of total capital). This legal reserve is not available for the dividend distribution and can only be released to absorb losses. The Group did not reach the legal capped amounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

24.
Equity (Continued)

Special reserve

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

Dividends

Dividends distributed during fiscal year ended June 30, 2014 amounted to Ps. 306.6 (or 0.53 per share), while during fiscal year 2016 and 2015 there was no distribution of dividends.

Additional paid-in capital from treasury shares

Upon sale of treasury shares, the difference between the net realizable value of the treasury shares sold and the acquisition cost will be recognized, whether it is a gain or a loss, under the non-capitalized contribution account and will be known as “Treasury shares trading premium”.

Accumulated losses

The Company’s losses accumulated as of June 30, 2016 absorb more than 50% of the capital stock; as a result, the provisions of section 206 of Law No. 19,550 would apply to the company.

The Board of Directors of the Company is currently analyzing alternatives to address this situation and present them to the Shareholders.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

24.
Equity (Continued)

Group’s other reserves for the years ended June 30, 2016, 2015 and 2014 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for share-based compensation	Reserve for future dividends	Hedging instruments	Reserve for defined contribution plans	Reserve for new developments	Cumulative translation adjustment reserve	Other reserves of subsidiaries	Total Other reserves
Balance at July 1st, 2013	-	(21)	8	-	-	-	494	51	-	532
Other comprehensive income for the year	-	-	-	-	-	-	-	348	-	348
Total comprehensive income for the year	-	-	-	-	-	-	-	348	-	348
Reserve for share-based compensation	-	-	45	-	-	-	-	-	-	45
Purchase of treasury shares	(38)	-	-	-	-	-	-	-	-	(38)
Appropriation of retained earnings approved by Shareholder’s’ meeting held 10.31.13	-	-	-	-	-	-	(23)	-	-	(23)
Appropriation of retained earnings approved by Shareholder’s’ meeting held 06.19.14	-	-	-	-	-	-	(57)	-	-	(57)
Transactions with non-controlling interest (Note 3)	-	(1)	-	-	-	-	-	-	-	(1)
Balance at June 30, 2014	(38)	(22)	53	-	-	-	414	399	-	806
Other comprehensive loss for the year	-	-	-	-	-	-	-	(124)	-	(124)
Total comprehensive loss for the year	-	-	-	-	-	-	-	(124)	-	(124)
Reserve for share-based compensation	-	-	22	-	-	-	-	-	-	22
Appropriation of retained earnings approved by Shareholder’s’ meeting held 06.19.14	-	-	-	-	-	-	(414)	-	-	(414)
Reserve for share-based payments	4	-	(11)	-	-	-	-	-	-	(7)
Transactions with non-controlling interest	-	16	-	-	-	-	-	-	-	16
Balance at June 30, 2015	(34)	(6)	64	-	-	-	-	275	-	299
Other comprehensive loss for the year	-	-	-	-	(37)	(10)	-	(100)	-	(147)
Total comprehensive loss for the year	-	-	-	-	(37)	(10)	-	(100)	-	(147)
Appropriation of retained earnings approved by Shareholder’s’ meeting held 11.26.15	-	-	-	520	-	-	-	-	-	520
Reserve for share-based compensation	5	-	3	-	-	-	-	-	-	8
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	-	37	37
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(91)	-	(91)
Transactions with non-controlling interest (Note 3)	-	100	-	-	-	-	-	-	-	100
Balance at June 30, 2016	(29)	94	67	520	(37)	(10)	-	84	37	726

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

25.
Revenue

	June 30, 2016	June 30, 2015	June 30, 2014
Rental and services income	5,268	2,997	2,449
Sale of trading properties and developments	191	10	63
Revenue from hotel operations	557	396	333
Sale of communication equipment	1,844	-	-
Income from communications services	4,956	-	-
Income from tourism services	1,152	-	-
Revenue from supermarkets	18,536	-	-
Others	171	-	-
Total revenues	32,675	3,403	2,845

26.
Costs

	June 30, 2016	June 30, 2015	June 30, 2014
Costs of rental and services costs	2,429	1,219	1,122
Costs of trading properties and developments	166	14	17
Costs from hotel services	380	278	215
Costs of sale of communication equipment	1,304	-	-
Costs of communication services	3,304	-	-
Costs of tourism services	1,049	-	-
Costs of supermarkets	13,867	-	-
Total costs	22,499	1,511	1,354

27.
Expenses by nature

The Group disclosed expenses the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

	June 30, 2016	June 30, 2015	June 30, 2014
Cost of sale of goods and services	14,861	63	59
Salaries, social security costs and other personnel expenses	4,634	719	609
Depreciation and amortization	2,694	175	226
Fees and payments for services	1,870	101	93
Maintenance, security, cleaning, repair and others	1,076	389	300
Advertising and others selling expenses	947	215	174
Taxes, rates and contributions	625	216	170
Director´s fees	163	99	69
Leases and service charges	100	24	28
Allowance for doubtful accounts and other receivables, net	70	14	12
Other expenses	3,340	64	57
Total expenses by nature	30,380	2,079	1,797

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

27.
Expenses by nature (Continued)

For the year ended June 30, 2016:

	Group Costs
	Costs of rental and services	Costs of trading properties and development	Costs from hotel operations	Costs of sale of communication equipment	Costs of communication services	Costs of tourism services	Costs of supermarkets	Total costs	General and administrative expenses	Selling expenses	Total
Cost of sale of goods and services	40	152	48	1,304	13	-	13,304	14,861	-	-	14,861
Salaries, social security costs and other personnel expenses	560	1	220	-	405	90	518	1,794	665	2,175	4,634
Depreciation and amortization	575	-	11	-	683	68	45	1,382	285	1,027	2,694
Fees and payments for services	16	-	15	-	675	-	-	706	416	748	1,870
Maintenance, security, cleaning, repair and others	611	9	57	-	-	61	-	738	62	276	1,076
Advertising and others selling expenses	282	-	-	-	-	-	-	282	-	665	947
Taxes, rates and contributions	219	3	1	-	-	-	-	223	14	388	625
Director´s fees	-	-	-	-	-	-	-	-	163	-	163
Leases and service charges	47	1	2	-	-	45	-	95	2	3	100
Allowance for doubtful accounts and other receivables, net	-	-	-	-	-	-	-	-	62	8	70
Other expenses	79	-	26	-	1,528	785	-	2,418	264	658	3,340
Total expenses by nature	2,429	166	380	1,304	3,304	1,049	13,867	22,499	1,933	5,948	30,380

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

27.
Expenses by nature (Continued)

For the year ended June 30, 2015:

	Group Costs
	Costs of trading properties and development	Costs of rental and services	Costs from hotel operations	Total costs	General and administrative expenses	Selling expenses	Total
Cost of sale of goods and services	2	-	61	63	-	-	63
Salaries, social security costs and other personnel expenses	-	404	162	566	117	36	719
Depreciation and amortization	-	157	12	169	6	-	175
Fees and payments for services	1	9	1	11	84	6	101
Maintenance, security, cleaning, repair and others	7	326	34	367	20	2	389
Advertising and others selling expenses	-	173	7	180	-	35	215
Taxes, rates and contributions	3	108	-	111	12	93	216
Director´s fees	-	-	-	-	99	-	99
Leases and service charges	1	17	-	18	4	2	24
Allowance for doubtful accounts and other receivables, net	-	-	-	-	-	14	14
Other expenses	-	25	1	26	32	6	64
Total expenses by nature	14	1,219	278	1,511	374	194	2,079

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

27.
Expenses by nature (Continued)

For the year ended June 30, 2014:

	Group Costs
	Costs of trading properties and development	Costs of rental and services	Costs from hotel operations	Total costs	General and administrative expenses	Selling expenses	Total
Cost of sale of goods and services	9	-	50	59	-	-	59
Salaries, social security costs and other personnel expenses	-	362	121	483	99	27	609
Depreciation and amortization	1	209	11	221	5	-	226
Fees and payments for services	-	29	2	31	57	5	93
Maintenance, security, cleaning, repair and others	4	255	26	285	14	1	300
Advertising and others selling expenses	-	145	5	150	-	24	174
Taxes, rates and contributions	2	87	-	89	10	71	170
Director´s fees	-	-	-	-	69	-	69
Leases and service charges	1	17	-	18	9	1	28
Allowance for doubtful accounts and other receivables, net	-	-	-	-	-	12	12
Other expenses	-	18	-	18	34	5	57
Total expenses by nature	17	1,122	215	1,354	297	146	1,797

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

28.
Employee costs

	June 30, 2016	June 30, 2015	June 30, 2014
Salaries, bonuses and social security expenses	4,503	670	497
Share - based payments	45	25	71
Defined contribution plan costs	18	7	7
Other employee costs and benefits	68	17	34
Total employee costs	4,634	719	609

29.
Other operating results, net

	June 30, 2016	June 30, 2015	June 30, 2014
Gain from disposal of equity interest in subsidiaries, associates and joint ventures	4	22	-
Expenses from transfers of assets to IRSA CP (1)	-	(110)	-
Reversal of currency translation adjustment (2)	96	188	-
Donations	(58)	(40)	(33)
Judgments and other contingencies (3)	14	(21)	(20)
Others	(32)	(11)	7
Total other operating results, net	24	28	(46)

(1)
On December 22, 2014, IRSA conveyed title on the properties located in Bouchard 710, Suipacha 652, Torre BankBoston, República Building, Intercontinental Plaza and the plot of land next to the latter, to its subsidiary IRSA CP, which as from such date will continue to operate such properties. This transfer has had no effects whatsoever in the consolidated financial statements of the Group other than the expenses and taxes associated to the transfer.
(2)
As of June 30, 2016, Ps. 91 correspond to the reversal of currency translation adjustment before business combination with IDBD and Ps. 5 to the reversal of the translation reserve generated in Rigby following the partial repayment of principal of the company. As of June 30, 2015, corresponds to the reversal of the translation reserve generated in Rigby following the partial repayment of principal of the company.
(3)
Includes legal costs and expenses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

30.
Financial results, net

	June 30, 2016	June 30, 2015	June 30, 2014
Finance income:
- Interest income	767	66	76
- Foreign exchange	949	54	41
- Dividends income	72	17	15
Total finance income	1,788	137	132
Finance costs:
- Interest expense	(2,381)	(628)	(471)
- Foreign exchange losses	(2,633)	(408)	(1,203)
- Other financial costs	(924)	(71)	(75)
Total finance costs	(5,938)	(1,107)	(1,749)
Other financial results:
- Fair value (loss) / gain of financial assets and liabilities at fair value through profit or loss, net	(1,439)	53	215
- Impairment of investment property and property, plant and equipment	(352)	-	-
- Gain / (Loss) on derivative financial instruments, net	921	(16)	(317)
Total other financial results	(870)	37	(102)
Total financial results, net	(5,020)	(933)	(1,719)

31.
Earnings per share

(a)
Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year.

	June 30, 2016	June 30, 2015	June 30, 2014
Total comprehensive loss attributable to equity holders of the parent	(693)	(41)	(786)
Weighted average number of ordinary shares in issue	575	574	576
Basic per share	(1.21)	(0.07)	(1.36)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

31.
Earnings per share (Continued)

(b)
Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. The Group holds treasury shares with potentially dilutive effect, however, as of June 30, 2016 and 2014, the Group records net losses, and therefore the dilution effect is not considered. The diluted earnings per share is as follows:

	June 30, 2016	June 30, 2015	June 30, 2014
Total comprehensive loss attributable to equity holders of the Parent	(693)	(41)	(786)
Weighted average number of ordinary shares in issue	575	574	576
Diluted loss per share	(1.21)	(0.07)	(1.36)

32.
Employee benefits

Share-based payments

The Group has an equity incentives plan (“Incentive Plan”), created in September 30, 2011, which is aimed at certain selected employees, directors and top management of the Company, IRSA CP and Cresud (the “Participants”). Engagement is voluntary and by invitation of the Board of Directors.

Under the Incentive Plan, over the years 2011, 2012 and 2013, Participants will be entitled to receive shares ("Contributions") of the Company and Cresud based on a percentage of their annual bonus for the years 2011, 2012 and 2013, providing they remain as employee of the Company for at least five years, among other conditions required, to qualify for such Contributions. Contributions shall be held by the Company and Cresud, and as the conditions established by the Plan are verified, such contributions shall be transferred to the Participants.

As of June 30, 2016 and 2015, a reserve has been set up under Shareholders’ equity as a result of this Incentive Plan for Ps. 67 and Ps. 64, respectively, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of said plan are met at each fiscal year-end.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

32.
Employee benefits (Continued)

For the fiscal years ended June 30, 2016 and 2015, the Group has incurred a charge related to the Incentive Plan of Ps. 21.3 and Ps. 29.9, respectively, while the total cost not yet recognized (given that the vesting period has not yet elapsed) is Ps. 16.1 and Ps. 46.5, respectively, for each fiscal year. This cost is expected to be recognized over an approximately period of two years.

During the fiscal years ended June 30, 2016 and 2015, the Group granted 702,541 and 685,568 shares, respectively, corresponding to the Participants’ Contributions.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	June 30, 2016	June 30, 2015
At the beginning	4,439,507	5,786,388
Additions	-	18,734
Expired	(117,367)	(680,047)
Granted	(702,541)	(685,568)
At the end	3,619,599	4,439,507

Defined contribution plan

The Group operates a defined contribution plan (the “Plan”) which covers certain selected managers from Argentina. The Plan was effective as from January 1, 2006. Participants can make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and up to 15% of their annual bonus (“Extraordinary Contributions”). Under the Plan, the Group matches employee contributions to the plan at a rate of 200% for Base Contributions and 300% for Extraordinary Contributions.

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

Contributions made by the Group under the Plan amount to Ps. 10, Ps. 5 and Ps. 3 for the fiscal years ended June 30, 2016, 2015 and 2014, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

32.
Employee benefits (Continued)

IDBD Defined benefits

Defined benefits to hired employees include post-employment benefits, retirement benefits, share-based plans and other short and long-term benefits. The Group’s liabilities in relation to severance pay and/or retirement benefits of Israeli employees are calculated in accordance with Israeli laws.

June 30, 2016
Present value of unfunded obligations	572
Present value of funded obligations	1,070
Total Present value of defined benefits obligations	1,642
Fair value of plan assets	(1,101)
Recognized liability for defined benefits obligations	541
Liability for other long term benefits	148
Total recognized liabilities	689
Assets designed for payment of benefits for employees	(4)
Net position from employee benefits	685

Plans associated to certain key members of management

IDBD, through its subsidiaries, has granted share incentive plans to key members of management. In April 2016, some modifications have been introduced to the plans as regards exercise prices for each of the five tranches of options, thus establishing a range of NIS 9.5 million to NIS 12.5 million. The share price at the time of approval was NIS 7.73 million.

33.
Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it.

As mentioned in Note 3, on October 11, 2015, the Group obtained control over IDBD. Before takeover, the Group had entered into certain transactions with IDBD as associate, mainly related to the subscription of warrants and/or capital contributions, but had not conducted commercial transactions. See Note 3 for further information related to investment in IDBD.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

33.           Related party transactions (Continued)

Remunerations of the Board of Directors

The Business Company Act, provides that the remuneration of the Board of Directors, where it is not set forth in the Company’s by-laws, shall be fixed by the Shareholders' Meetings. The maximum amount of remuneration that the members of the Board are allowed to receive, including salary and other performance-based remuneration of permanent technical-administrative functions, may not exceed 25% of the profits.

Such maximum amount will be limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where the total of profits is distributed.

Some of our Directors are hired under the Employment Contract Law No. 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination.

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

The Company’s Senior Management is composed of as follows:

Name	Date of Birth	Position	Actual position since
Eduardo S. Elsztain	01/26/1960	General Manager	1991
Daniel R. Elsztain	12/22/1972	Operating Manager	2012
Javier E. Nahmod	11/10/1977	Real Estate Manager	2014
Matías I. Gaivironsky	02/23/1976	Administrative and Financial Manager	2011
Juan José Martinucci	01/31/1972	Commercial Manager	2013

The remuneration earned by Senior Management for their functions consists of an amount that is fixed taking into account the manager's backgrounds, capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of the senior management participate in contribution and share-based incentive plans that are described in Note 32.

 The Senior Management of the Operations Center in Israel is composed of as follows:

Name	Date of birth	Position	Current position held since
Sholem Lapidot	10/22/1979	Chief Executive Officer	2016
Gil Kotler	04/10/1966	Chief Financial Officer	2016
Aaron Kaufman	03/03/1970	VP & General Counsel	2015

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

33.           Related party transactions (Continued)

Corporate Service Agreement with Cresud and IRSA CP

In due course, given that IRSA, Cresud and IRSA CP have operating areas with certain characteristics of affinity, the Board of Directors considered it was convenient to implement alternatives that allows to reduce certain fixed costs, with the aim of reducing their incidence on the operating results, building on and enhancing the individual efficiencies of each of the companies in the different areas of operating management.

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services (“Frame Agreement") was entered into between IRSA, Cresud and IRSA CP, which was amended on August 23, 2007, August 14, 2008, November 27, 2009, March 12, 2010, July 11, 2011, October 15, 2012, November 12, 2013, February 24, 2014, February 18, 2015 and November 12, 2015.

Under the current Frame Agreement corporate services are provided in the following areas:  Human Resources, Finance, Institutional Relations, Administration and Control, Insurance, Security, Agreements, Technical Tasks, Infrastructure and Services, Procurement, Architecture and Design, Development and Works, Real Estate, Hotels, Board of Directors, Board of Directors of Real Estate Business, General Manager Office, Board Safety, Audit Committee, Real Estate Business Management, Human Resources of Real Estate Business, Fraud Prevention, Internal Audit and Agricultural Investment Management.

Pursuant to this agreement, the companies hired an external consulting firm to review and evaluate half-yearly the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and source documentation used in the process indicated above, by means of a half-yearly report.

It should be noted that the operations indicated above allows our IRSA, Cresud and IRSA CP to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment being made on the basis of operating efficiency and equity, without pursuing individual economic benefits for any of the companies.

Offices and Shopping centers spaces leases

The offices of our president are located at 108 Bolivar, in the Autonomous City of Buenos Aires. The property has been rented to Isaac Elsztain e Hijos S.A., a company controlled by some family members of Eduardo Sergio Elsztain, our president, and to Hamonet S.A., a company controlled by Fernando A. Elsztain, one of our directors, and some of his family members.

· In addition, Tarshop, BACS, BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Visa S.A. rent offices owned by IRSA CP in different buildings.
· Furthermore, we also let various spaces in our Shopping Centers (stores, stands, storage space or advertising space) to third parties and related parties such us Tarshop S.A. and BHSA.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

33.           Related party transactions (Continued)

Lease agreements entered into with associates included similar provisions and amounts to those included in agreements with third parties.

Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the Group’s employees. The main members of Fundación IRSA's Board of Directors are: Eduardo S. Elsztain (President); Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by us, Cresud and IRSA CP.

Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA’s. Fundación Museo de los Niños acts as special vehicle for the developments of "Museo de los Niños, Abasto" and the "Museo de los Niños, Rosario". On October 29, 1999, our shareholders approved the award of the agreement “Museo de los Niños, Abasto” to Fundación Museo de los Niños. On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA whereby it loaned 3,800 square meters of the area built in the Abasto Shopping Center for a total term of 30 years, and on November 29, 2005, shareholders of IRSA CP approved another agreement entered into with Fundación Museo de los Niños whereby 2,670.11 square meters built in the Shopping Center Alto Rosario were loaned for a term of 30 years. Fundación IRSA has used the available area to house the museum called “Museo de los Niños, Abasto” an interactive learning center for kids and adults, which was opened to the public in April 1999.

Legal Services

The Group hires legal services from Estudio Zang, Bergel & Viñes, from which Saúl Zang is a partner and sits at the Board of Directors of the Group companies.

Purchase and sale of goods and/or service hiring

In the normal course of its business and with the aim of making resources more efficient, the Group, including its parent company, in certain occasions purchases and/or hires services which later sells and/or recovers for companies or other related parties, based upon their actual utilization.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

33.           Related party transactions (Continued)

Sale of advertising space in media

The Group frequently enter into agreements with third parties whereby we sell/acquire rights of use to advertise in media (TV, radio stations, newspapers, etc.) that will later be used in advertising campaigns. Normally, these spaces are sold and/or recovered to/from other companies or other related parties, based on their actual use.

Purchase and sale of financial assets

The Group usually invests excess cash in several instruments that may include those issued by related companies, acquired at issuance or from unrelated third parties through secondary market deals.

Investment in investment funds managed by BACS

The Group invests its liquid funds in mutual funds managed by BACS among other entities.

Borrowings

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities between the group’s companies and/or other related parties. These borrowings generally accrue interests at market rates.

Financial and service operations with BHSA

The Group works with several financial entities in the Argentine market for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include BHSA and its subsidiaries. Furthermore, BHSA and BACS usually act as underwriters in Capital Market transactions for the Group. In addition, we have entered into agreements with BHSA, who provides collection services for our Shopping Centers.

Transactions with IFISA

On June 2014, the Group, through Real Estate Investment Group IV LP  renewed a credit facility granted by IFISA, a company indirectly controlled by Eduardo Sergio Elsztain, for a total amount of 1.4 million shares of Hersha Hospitality Trust. The transaction was agreed upon for a term of 30 days, which could be renewed for up to 360 days; the facility was priced at Libor (3 months) + 50 bp. This credit facility was cancelled after the end of fiscal year 2014 in order to sell the remaining amount of Hersha.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

33.           Related party transactions (Continued)

On February 10, 2015, Dolphin, sold 71,388,470 IDBD shares to IFISA, for an amount of US$ 25.6 million, US$ 4 million of which were paid upon execution and the remaining balance of US$ 21.6 million were financed for a term of up to 360 days and priced at Libor 1M (one month) + 3%. On May 9, 2016, the parties agreed to extend the expiration date for 30 days as from execution of the addenda, to be automatically renewable every 30 days for a maximum term of 180 days, and increasing the rate to 9% since February 10, 2016.

On May 31, 2015, the Group, through Dolphin, sold to IFISA 46 million of warrants Series 4 for a total amount of NIS 0.46 million (equivalent to US$ 0.12 million at the time of the transaction), provided IFISA agreed to exercise them fully when Dolphin were so required by IDBD.

On July 28, 2015, the Group, through Dolphin granted a loan to IFISA for an amount of US$ 7.2 million, due in July 2016, which accrues interest at Libor 1M (one month) + 3%. On May 9, the parties agreed to extend the expiration date to June 8, 2016, to be automatically renewable every 30 days for a maximum term of 180 days, and increased the rate to 9%.

On October 9, 2015, the Group, through REIG V granted a loan in the amount of US$ 40 million to IFISA. The term of the loan was one year calculated from the disbursement and bore interest at a rate of 3% + Libor 1M, determined monthly. On October 7, 2016, the Group extended the deadline for repayment within 30 days from October 8, 2016, automatically renewable for periods of 30 days to a maximum of 180 days and settled interest at a rate of 9% per annum.

In February 2016, DN B.V., a subsidiary of Dolphin, entered into an option contract with IFISA whereby Dolphin is granted the right, but not the obligation to acquire 92,665,925 shares of IDBD held by IFISA at a share price of NIS 1.64 plus an annual interest of 8.5%. The exercise date for the option extends for two years.

All transactions are carried out at arm’s length.

Purchase of farmland "La Adela"

In July 2014, IRSA bought from Cresud the “La Adela” farmland – an area of approximately 1,058 hectares located in the municipality of Luján, Province of Buenos Aires, for a total amount of Ps. 210. Given the development and proximity to Buenos Aires, there is a high potential for urbanization of this farmland; therefore, the purpose of the sale is to undertake a new real estate development.

Transfer of tax credits

During the fiscal year ended June 30, 2016 Sociedad Anónima Carnes Pampeanas S.A. (subsidiary of Cresud) and Cresud, assigned upon IRSA CP, credits pertaining to VAT refunds for exports originated in such companies' economic activities.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

33.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2016:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Parent Company
Cresud	Reimbursement of expenses	-	-	-	-	-	(30)	-	-
	Corporate services	-	-	-	-	-	(67)	-	-
	NCN	-	329	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	4	-	-	-	-
	Long-term incentive plan	-	-	-	3	-	-	-	-
Total Parent Company		-	329	-	7	-	(97)	-	-
Associates
BHSA	Reimbursement of expenses	-	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	(2)	(10)
Lipstick	Reimbursement of expenses	-	-	-	2	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	-	5	-	-	-	-
BACS	NCN	100	21	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	1	-	-	-	-
Tarshop	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(1)	-	-
Total Associates		100	21	-	9	-	(2)	(2)	(10)
Joint Ventures
Cyrsa	Borrowings	-	-	-	-	-	-	-	(14)
	Credit due to capital reduction	-	-	-	3	-	-	-	-
NPSF	Reimbursement of expenses	-	-	-	2	-	-	-	-
	Share-based compensation plan	-	-	-	1	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(6)
	Management fees	-	-	-	4	-	-	-	-
Puerto Retiro	Borrowings	-	-	-	3	-	-	-	-
Quality	Reimbursement of expenses	-	-	-	1	-	-	-	-
Total Joint Ventures		-	-	-	14	-	-	-	(20)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

33.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries of the parent company
Sociedad Anónima Carnes Pampeanas S.A.	Transfer of tax credits	-	-	-	-	-	(7)	-	-
Total Subsidiaries of the parent company		-	-	-	-	-	(7)	-	-
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	7	-	-	-	-
Avenida Compras S.A.	Advertising space	-	-	-	1	-	-	-	-
Avenida Inc.	Advertising space	-	-	-	1	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Other payables	-	-	-	-	-	(1)	-	-
Ogden Argentina S.A.	Borrowings	-	-	-	1	-	-	-	-
Estudio Zang, Bergel y Viñes	Legal services	-	-	-	-	-	(1)	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	-	2	-	-	-	-
IFISA	Borrowings	-	-	-	1,074	-	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	1	-	-	-	-
Total other related parties		-	-	-	1,088	-	(2)	-	-
Directors and Senior Management
Directors	Advances	-	-	-	4	-	-	-	-
	Fees	-	-	-	-	-	(28)	-	-
Total Directors and Senior Management		-	-	-	4	-	(28)	-	-
Total		100	350	-	1,122	-	(136)	(2)	(30)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

33.           Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Parent Company
Cresud	Reimbursement of expenses	-	-	-	-	-	(10)	-	-
	Corporate services	-	-	-	-	-	(52)	-	-
	NCN	80	30	-	-	-	-	(17)	(1)
	Leases and/or rights of use	-	-	-	1	-	-	-	-
	Long-term incentive plan	-	-	-	-	-	(25)	-	-
Total Parent Company		80	30	-	1	-	(87)	(17)	(1)
Associates
BHSA	Advances	-	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	(7)	(22)
	Leases and/or rights of use	-	-	-	1	-	-	-	-
Lipstick	Reimbursement of expenses	-	-	-	1	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	-	3	-	-	-	-
BACS	NCN	100	-	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	2	-	-	-	-
Tarshop	Reimbursement of expenses	-	-	-	2	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(1)	-	-
Condor	Borrowings	-	-	-	29	-	-	-	-
Total Associates		100	-	-	38	-	(2)	(7)	(22)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

33.           Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint Ventures
Baicom	Borrowings	-	-	1	-	-	-	-	-
	Reimbursement of expenses	-	-	-	1	-	-	-	-
Cyrsa	Borrowings	-	-	-	-	-	-	(14)	-
	Credit due to capital reduction	-	-	-	9	-	-	-	-
NPSF	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	-	(8)
	Management fees	-	-	-	3	-	-	-	-
Puerto Retiro	Borrowings	-	-	-	2	-	-	-	-
Total Joint Ventures		-	-	1	16	-	(1)	(14)	(8)
Subsidiaries of the parent company
Helmir	NCN	-	-	-	-	-	-	(28)	(1)
Sociedad Anónima Carnes Pampeanas S.A.	Transfer of tax credits	-	-	-	-	-	(3)	-	-
Total Subsidiaries of the parent company		-	-	-	-	-	(3)	(28)	(1)
Other related parties
Consultores Asset Management S.A.	Reimbursement of expenses	-	-	-	5	-	-	-	-
Estudio Zang, Bergel y Viñes	Legal services	-	-	-	-	-	(1)	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	-	1	-	-	-	-
Ogden Argentina S.A.	Borrowings	-	-	-	1	-	-	-	-
IFISA	Borrowings	-	-	-	265	-	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	2	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-
Total other related parties		-	-	-	275	-	(1)	-	-
Directors and Senior Management
Directors	Fees	-	-	-	-	-	(41)	-	-
Total Directors and Senior Management		-	-	-	-	-	(41)	-	-
Total		180	30	1	330	-	(135)	(66)	(32)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

33.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the year ended June 30, 2016:

Related party	Leases and/or rights of use	Management fees	Sale of goods and/or services	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud	7	-	-	(121)	-	74	-	-
Total Parent Company	7	-	-	(121)	-	74	-	-
Associates
BHSA	3	-	-	-	-	(4)	-	-
BACS	6	-	-	-	-	21	-	-
Tarshop	12	-	-	-	-	-	-	-
Adama	-	-	16	-	-	-	-	-
ISPRO	-	-	9	-	-	-	-	-
Total Associates	21	-	25	-	-	17	-	-
Joint Ventures
Cyrsa	-	-	-	-	-	(3)	-	-
NPSF	-	3	-	-	-	(2)	-	-
Puerto Retiro	-	-	-	-	-	1	-	-
Mehadrin	-	-	48	-	-	-	-	-
Total Joint Ventures	-	3	48	-	-	(4)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(5)	-	-	-
Isaac Elsztain e Hijos S.C.A.	(1)	-	-	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	(8)	-
IFISA	-	-	-	-	-	31	-	-
Condor	-	-	-	-	-	122	-	-
Total Other related parties	(1)	-	-	-	(5)	153	(8)	-
Directors and Senior Management
Directors	-	-	-	-	-	-	-	(137)
Senior Management	-	-	-	-	-	-	-	(9)
Total Directors and Senior Management	-	-	-	-	-	-	-	(146)
Total	27	3	73	(121)	(5)	240	(8)	(146)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

33.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the year ended June 30, 2015:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud	4	-	(96)	-	(8)	-	-
Total Parent Company	4	-	(96)	-	(8)	-	-
Associates
BHSA	2	-	-	-	-	-	-
BACS	4	-	-	-	-	-	-
Tarshop	9	-	-	-	-	-	-
Total Associates	15	-	-	-	-	-	-
Joint Ventures
Cyrsa	-	-	-	-	(9)	-	-
NPSF	(1)	2	-	-	(1)	-	-
Puerto Retiro	-	-	-	-	1	-	-
Total Joint Ventures	(1)	2	-	-	(9)	-	-
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	(4)	-	-	-
Fundación IRSA	-	-	-	-	-	(5)	-
IFISA	-	-	-	-	222	-	-
Condor	-	-	-	-	161	-	-
Total Other related parties	-	-	-	(4)	383	(5)	-
Directors and Senior Management
Directors	-	-	-	-	-	-	(99)
Senior Management	-	-	-	-	-	-	(6)
Total Directors and Senior Management	-	-	-	-	-	-	(105)
Total	18	2	(96)	(4)	366	(5)	(105)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

33.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the year ended June 30, 2014:

Related party	Leases and/or rights of use	Management fees	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Parent Company
Cresud	2	-	(96)	-	(50)	-	-
Total Parent Company	2	-	(96)	-	(50)	-	-
Associates
BHSA	1	-	-	-	26	-	-
BACS	2	-	-	-	-	-	-
Tarshop	8	-	-	-	-	-	-
Total Associates	11	-	-	-	26	-	-
Joint Ventures
Cyrsa	-	-	-	-	(21)	-	-
NPSF	(1)	1	-	-	-	-	-
Puerto Retiro	-	-	-	-	1	-	-
Total Joint Ventures	(1)	1	-	-	(20)	-	-
Other related parties
Isaac Elsztain e Hijos S.C.A.	(1)	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes	-	-	-	(4)	-	-	-
Fundación IRSA	-	-	-	-	-	(3)	-
Total Other related parties	(1)	-	-	(4)	-	(3)	-
Directors and Senior Management
Senior Management	-	-	-	-	-	-	(12)
Directors	-	-	-	-	-	-	(69)
Total Directors and Senior Management	-	-	-	-	-	-	(81)
Total	11	1	(96)	(4)	(44)	(3)	(81)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

34.
    Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:
Items (3)	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 06.30.16	Amount of foreign currency (1)	Exchange rate prevailing (2)	Total as of 06.30.15
Assets
Trade and other receivables
US Dollar	38	14.940	563	11	8.988	99
Euros	12	16.492	195	-	10.005	-
Uruguayan Pesos	2	0.489	1	1	0.334	-
New Israel Shekel	-	-	-	15	2.381	36
Receivables with related parties:
US Dollar	41	15.040	624	4	9.088	37
Total trade and other receivables			1,383			172
Investments in financial assets
US Dollar	165	14.940	2,470	27	8.988	239
Pounds	1	19.763	10	1	14.134	10
New Israel Shekel	-	-	-	3	2.381	6
Investments with related parties:
US Dollar	55	15.040	827	50	9.088	459
Total investments in financial assets			3,307			714
Derivative financial instruments
US Dollar	-	-	-	-	8.988	-
New Israel Shekel	-	-	-	96	2.381	228
Total derivative financial instruments			-			228
Cash and cash equivalents
US Dollar	84	14.940	1,248	34	8.988	301
Euros	4	16.492	60	-	10.005	1
New Israel Shekel	-	-	-	-	2.381	2
Total Cash and cash equivalents			1,308			304
Total Assets as of 06.30.16			5,998			-
Total Assets as of 06.30.15			-			1,418

Liabilities
Trade and other payables
US Dollar	96	15.040	1,451	8	9.088	76
Euros	3	16.640	54	-	-	-
New Israel Shekel	2	3.892	7	-	-	-
Payables with related parties:
US Dollar	2	15.040	31	-	9.088	-
Total Trade and other payables			1,543			76
Borrowings
US Dollar	1,704	15.040	25,631	403	9.088	3,661
Euros	2	16.640	39	-	-	-
Borrowings with related parties:
US Dollar	-	-	-	5	9.088	41
Total Borrowings			25,670			3,702
Derivative financial instruments
New Israel Shekel	-	-	-	208	2.407	501
Total Derivative financial instruments			-			501
Total Liabilities as of 06.30.16			27,213			-
Total Liabilities as of 06.30.15			-			4,279

(1) Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(2) Exchange rate as of June 30, 2016 and 2015 according to Banco Nación Argentina records.
(3) The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (See Note 14).

35.
Negative working capital

As of the year-end, the Group has recorded a Ps. 837 deficit in its negative working capital which is currently under consideration of the Board of Directors and Management.

36.
Subsequent events

· Acquisition of equity interest in EHSA

On July 6, 2016, the Group through IRSA CP acquired from FEG Entretenimientos S.A. a 25% shareholding in EHSA. The transaction amount for the acquisition was set at Ps. 66.5, 50% of the amount has already been paid while the remaining balance will be paid down in two equal installments payable within 60 and 90 days. Later, the Group sold a 5% of the shares in the sum of Ps. 13.45. A 50% of that amount has already been received. The remaining balance will be received in two equal installments within 60 and 90 days. As a result, IRSA CP holds 70% of the voting stock of EHSA, company whose main asset consists of an indirect interest of 25% in LRSA.

· Sale of units in Intercontinental Building

On July 29, 2016, IRSA CP executed a bill of sale for 1,702 square meters corresponding to two office floors and 16 parking units in the Intercontinental Plaza building to an unrelated party. The transaction amount was agreed upon at US$ 6.01 million, the sum of US$ 1.60 million has already been paid, while the remaining balance will be paid upon execution of the deed of conveyance and delivery of possession.

· IRSA NCN Classes VII and VIII

On September 1, 2016, NCN Class VII and VIII were tendered under the Program approved by the Shareholders’ Meeting for up to US$ 300 million. The settlement took place on September 8, 2016. The results of the offer are shown below:

NCN Class VII for a total amount of Ps. 384.2 to be matured 36 months after the issuing date, which will accrue interest at an annual floating interest rate, Badlar plus 299 basis points, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.

NCN Class VIII for a Nominal Value of US$ 184.5 million to be matured 36 months after the issuing date, paid in and payable in US Dollars, which will accrue interest at an annual fixed interest rate of 7.0%, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

36.         Subsequent events (Continued)

· NCN in IDBD and subsidiaries

In July 2016, Shufersal acquired NCN Series B for a Nominal Value of NIS 511 million with an increase of the issue of NCN Series F by a ratio of 1.175 for each NIS 1 of the Series B. The NCN Series B acquired by Shufersal were cancelled and delisted.

On August 4, 2016, DIC has expanded its Series of Debentures due 2025 for an additional amount of NIS 360 million. The placement was made at an internal rate of return of 5.70%.

· Increase stake in Shufersal

DIC acquired, on September 12, 2016, 9,097,127 shares of Shufersal, such that the amount of the company’s holdings in the issued capital of Shufersal rose from approximately 53.89% to approximately 58.17% (and approximately 56.61% in full dilution), for a total consideration of NIS 133 million from the Bronfman-Fisher Group. It also received an option (‘the option’) for the acquisition of up to 9,097,127 additional shares of Shufersal that the Bronfman-Fisher Group owns, at a strike price of NIS 14.62 for each share of Shufersal (subject to accepted adjustments). The option will be valid until December 12, 2016.  In addition, when the parties signed the agreement, it was determined that the directors of Shufersal that were appointed by the Bronfman-Fisher Group would give it notices of resignation from Shufersal’s Board of Directors, with immediate effect.

· Open Sky Ltd. (IDB Tourism)

IDB Tourism is involved in negotiations for the sale of its holdings in Open Sky Ltd., under terms which have not yet been fully formulated.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule I

The following is a summary of the Group’s investment properties as of June 30, 2016 prepared in accordance with SEC Regulation S-X 12-28:

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book amount	Date of construction	Date of acquisition	Useful life as of 06.30.16
Rental properties
Operations Center in Argentina
Abasto	-	10	431	16	10	447	457	(212)	245	nov-1998	Jul-1994	16
Alto Palermo Shopping	-	9	595	14	9	609	618	(410)	208	oct-1990	Nov-1997	14
Alto Avellaneda	-	18	299	31	18	330	348	(221)	127	oct-1995	Dec-1997	11
Alcorta Shopping	-	11	190	16	11	206	217	(101)	116	jun-1992	Jun-1997	15
Alto Noa	-	-	68	8	-	76	76	(44)	32	sep-1994	Mar-1995	13
Buenos Aires Design	-	-	64	9	-	73	73	(66)	7	nov-1993	Nov-1997	2
Patio Bullrich	-	10	221	11	10	232	242	(133)	109	sep-1988	Oct-1998	16
Alto Rosario	-	26	138	21	26	159	185	(58)	127	nov-2004	Nov-2004	18
Mendoza Plaza	-	11	173	12	11	185	196	(104)	92	jun-1994	Dec-1994	15
Dot Baires Shopping	-	85	322	96	85	418	503	(135)	368	may-2009	Nov-2006	24
Córdoba Shopping	Antichresis	1	113	1	1	114	115	(62)	53	mar-1990	Dec-2006	14
Distrito Arcos	-	-	-	305	-	305	305	(25)	280	-	Nov-2009	15
Alto Comahue	-	1	10	328	1	338	339	(21)	318	-	May-2006	30
Patio Olmos	-	12	22	1	12	23	35	(9)	26	may-1995	Sep-2007	17
Soleil Premium Outlet	-	23	56	38	23	94	117	(37)	80	-	Jul-2010	14
Dot building	-	13	75	56	13	131	144	(22)	122	sep-2010	Nov-2006	28
Bouchard 710	-	40	20	2	40	22	62	(2)	60	-	Jun-2005	24
Bouchard 551	-	5	5	1	5	6	11	(3)	8	-	Mar-2007	28
Intercontinental Plaza	-	2	34	-	2	34	36	(26)	10	jun-1996	Nov-1997	23
BankBoston tower	-	78	61	-	78	61	139	(5)	134	-	Aug-2007	25
República building	-	111	86	1	111	87	198	(9)	189	-	Apr-2008	24
La Adela	-	215	-	-	215	-	215	-	215	-	Jul-2014	-
Others	-	23	78	3	23	81	104	(24)	80	n/a	n/a	n/a

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule I(Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvement	Improvements / Additions	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book amount	Date of construction	Date of acquisition	Useful life as of 06.30.16

Operations Center in Israel
Tivoli	Mortgage	171	1,241	-	124	1,969	2,093	(46)	2,047	apr-2011	Oct-2015	35
Kiryat Ono Mall	Mortgage	316	696	8	502	1,115	1,617	(19)	1,598	nov-2007	Oct-2015	72
Shopping Center Modi’in A	Mortgage	223	289	-	354	459	813	(8)	805	aug-2005	Oct-2015	81
HSBC	Mortgage	5,471	1,778	-	8,337	2,962	11,299	(74)	11,225	1927-1984	Oct-2015	35
Matam park - Haifa	Mortgage	544	2,685	480	910	4,842	5,752	(90)	5,662	1979-2015	Oct-2015	63
Caesarea - Maichaley Carmel	-	142	230	-	226	365	591	(8)	583	jun-1905	Oct-2015	76
Herzeliya North	-	777	1,025	856	1,498	2,662	4,160	(35)	4,125	1996-2015	Oct-2015	89
Gav-Yam Center - Herzeliya	Mortgage	748	817	-	1,187	1,297	2,484	(35)	2,449	1997-2006	Oct-2015	64
Neyar Hadera Modi’in	-	186	248	-	295	393	688	(8)	680	jun-1905	Oct-2015	84
Gav yam park - Beer Sheva	Mortgage	34	402	16	54	658	712	(12)	700	jul-1905	Oct-2015	97
Hazomet Kfar Saba	-	-	74	-	-	117	117	-	117	jun-1905	Oct-2015	50
Bilu	-	-	54	-	-	86	86	-	86	jun-1905	Oct-2015	35
Mazkeret Batia	-	-	69	-	-	109	109	-	109	jul-1905	Oct-2015	50
Netania	-	-	525	23	-	861	861	(12)	849	jun-1905	Oct-2015	31
Rishon Le Zion	-	-	44	-	-	70	70	-	70	may-1905	Oct-2015	35
Rehovot	-	-	69	13	-	125	125	-	125	jun-1905	Oct-2015	35
Mizpe Sapir	-	-	78	-	-	128	128	(4)	124	jun-1905	Oct-2015	35
Holon	-	191	15	-	303	24	327	-	327	jan-1969	Oct-2015	25
Haifa	-	15	-	-	24	-	24	-	24	jan-1970	Oct-2015	25
Others	Mortgage	1,781	3,938	195	3,018	5,830	8,848	(89)	8,759	n/a	Oct-2015	n/a
Total Rental properties		11,303	17,338	2,561	17,536	28,103	45,639	(2,169)	43,470

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule I(Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions	Plot of land	Buildings, facilities and improvements	Total	Accumulated depreciation	Net book amount	Date of construction	Date of acquisition	Useful life as of 06.30.16
Undeveloped parcels of land
Operations Center in Argentina
Building annexed to Dot	-	25	-	-	25	-	25	-	25	-	Nov-2006	-
Luján plot of land	-	42	-	-	42	-	42	-	42	-	May-2012	-
Caballito – Ferro	-	46	-	-	46	-	46	-	46	-	Nov-1997	-
Santa María del Plata	-	159	-	-	159	-	159	-	159	-	Jul-1997	-
Others	-	7	-	-	7	-	7	-	7	-	-	-
Operations Center in Israel
Tivoli	-	15	-	-	24	-	24	-	24	apr-2011	Oct-2015	-
Queensridge Towers	-	223	-	-	266	-	266	-	266	apr-2011	Oct-2015	-
Zarchini Raanana	-	-	49	-	-	78	78	-	78	-	Oct-2015	-
Kurdani	-	-	-	-	-	-	-	-	-	-	Oct-2015	-
Others	-	1,056	5	-	1,785	-	1,785	(8)	1,777	n/a	Oct-2015	n/a
Total undeveloped parcels of land		1,573	54	-	2,354	78	2,432	(8)	2,424
Properties under development
Operations Center in Argentina
PH Office Park	-	-	-	7	-	7	7	-	7	in progress	-	-
Catalinas Norte	-	42	-	6	42	6	48	-	48	in progress	Dec-1999	-
Operations Center in Israel
Tivoli	-	-	1,170	103	-	1,981	1,981	-	1,981	in progress	Oct-2015	-
Ispro Planet – Beer Sheva – Phase 1	-	154	294	296	245	817	1,062	-	1,062	in progress	Oct-2015	-
Others	-	149	245	-	191	689	880	-	880	in progress	Oct-2015	n/a
Total properties under development		345	1,709	412	478	3,500	3,978	-	3,978
Total		13,221	19,101	2,973	20,368	31,681	52,049	(2,177)	49,872

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule II

As at June 30, 2015 and 2014, IDBD was considered a significant associate pursuant to SEC rule 3-09, set out below is summarized financial information of IDBD as of those dates:

Summarized statements of financial position

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule II (Continued)

Summarized statements of comprehensive income

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

Summarized statements of cash flows

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

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III

The following is condensed financial information of IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or the Company), the parent Company, prepared in accordance with SEC Regulation S-X 12-04:

Statements of Financial Position as of June 30, 2016 and 2015

	06.30.16	06.30.15
ASSETS
Non-current assets
Investment properties	457	412
Property, plant and equipment	3	3
Trading properties	70	11
Intangible assets	52	52
Investments in subsidiaries, associates and joint ventures (Note 2)	4,052	2,723
Deferred income tax assets	345	283
Income tax and minimum presumed income tax ("MPIT") credit	108	100
Trade and other receivables	62	2,248
Investments in financial assets	100	100
Total non-current assets	5,249	5,932
Current assets
Trading properties	8	-
Inventories	1	-
Trade and other receivables	101	215
Income tax and minimum presumed income tax ("MPIT") credit	-	13
Investments in financial assets	24	96
Cash and cash equivalents	6	3
Total current assets	140	327
TOTAL ASSETS	5,389	6,259

SHAREHOLDERS’ EQUITY
Share capital	575	574
Treasury shares	4	5
Inflation adjustment of share capital and treasury shares	123	123
Share premium	793	793
Additional paid-in capital from treasury shares	16	7
Legal reserve	117	117
Special reserve	4	4
Other reserves	726	299
Accumulated deficit	(1,243)	(40)
TOTAL SHAREHOLDERS’ EQUITY	1,115	1,882

LIABILITIES
Non-current liabilities
Trade and other payables	571	3
Borrowings (Note 3)	1,224	2,819
Other Liabilities (Note 2)	-	583
Provisions	7	1
Total non-current liabilities	1,802	3,406
Current liabilities
Trade and other payables	196	94
Salaries and social security liabilities	1	2
Borrowings (Note 3)….	2,247	850
Provisions	28	25
Total current liabilities	2,472	971
TOTAL LIABILITIES	4,274	4,377
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	5,389	6,259

The accompanying notes are an integral part of these condensed financial information.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

Statements of Operations for the fiscal years ended June 30, 2016, 2015 and 2014

	06.30.16	06.30.15	06.30.14
Revenues	62	219	250
Costs	(29)	(74)	(95)
Gross profit	33	145	155
Gain from disposal of investment properties	729	525	236
General and administrative expenses	(142)	(101)	(75)
Selling expenses	(30)	(24)	(28)
Other operating results, net	(14)	(72)	(11)
Profit from operations	576	473	277
Share of (loss) profit of subsidiaries, associates and joint ventures	(335)	158	(261)
Profit from operations before financial results and income tax	241	631	16
Finance income	1,578	286	140
Finance cost	(2,671)	(723)	(1,275)
Other financial results	64	(187)	(7)
Financial results, net	(1,029)	(624)	(1,142)
(Loss) / Profit before income tax	(788)	7	(1,126)
Income tax	95	(48)	281
Loss for the year	(693)	(41)	(845)

The accompanying notes are an integral part of these condensed financial information.

Statements of Comprehensive Operations for the fiscal years ended June 30, 2016, 2015 and 2014

	06.30.16	06.30.15	06.30.14
Loss for the year	(693)	(41)	(786)
Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Share of currency translation adjustment of subsidiaries, associates and joint ventures	(100)	(124)	348
Share of other earnings in relation with companies accounted for under the equity method	(37)	-	-
Share of changes in other reserves in relation with companies accounted for under the equity method	(10)	-	-
Other comprehensive (loss) / income for the year (i)	(147)	(124)	348
Total comprehensive loss for the year	(840)	(165)	(438)
(i)
Components of other comprehensive (loss) / income have no impact on income tax.

The accompanying notes are an integral part of these condensed financial information.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

Statement of Changes in Shareholders’ Equity for the fiscal years ended June 30, 2016

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (2)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (1)	Other reserves	Accumulated deficit	Total Shareholders’ equity
Balance at July 1st, 2015	574	5	123	793	7	117	4	299	(40)	1,882
Loss for the year	-	-	-	-	-	-	-	-	(693)	(693)
Other comprehensive loss for the year	-	-	-	-	-	-	-	(147)	-	(147)
Total comprehensive loss for the year	-	-	-	-	-	-	-	(147)	(693)	(840)
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	37	-	37
Appropriation of retained earnings approved by Shareholders’ meeting held 11.26.15	-	-	-	-	-	-	-	520	(520)	-
Transactions with non-controlling interest	-	-	-	-	-	-	-	100	-	100
Reserve for share-based compensation	1	(1)	-	-	9	-	-	8	-	17
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	10	10
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(91)	-	(91)
Balance at June 30, 2016	575	4	123	793	16	117	4	726	(1,243)	1,115

(1)
Related to CNV General Resolution N° 609/12. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.
(2)
Includes Ps. 1 of Inflation adjustment of treasury shares.

The accompanying notes are an integral part of these condensed financial information.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

Statement of Changes in Shareholders’ Equity for the fiscal years ended June 30, 2015

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (2)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (1)	Other reserves	Accumulated deficit	Total Shareholders’ equity
Balance at July 1st, 2014	574	5	123	793	-	117	375	806	(785)	2,008
Loss for the year	-	-	-	-	-	-	-	-	(41)	(41)
Other comprehensive loss for the year	-	-	-	-	-	-	-	(124)	-	(124)
Total comprehensive loss for the year	-	-	-	-	-	-	-	(124)	(41)	(165)
Appropriation of retained earnings approved by Shareholders’ meeting held 06.19.14	-	-	-	-	-	-	(371)	(414)	785	-
Reserve for share-based compensation	-	-	-	-	-	-	-	22	-	22
Share-based compensation	-	-	-	-	7	-	-	(7)	-	-
Transactions with non- controlling interest	-	-	-	-	-	-	-	16	-	16
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	1	1
Balance at June 30, 2015	574	5	123	793	7	117	4	299	(40)	1,882

(1)
Related to CNV General Resolution N° 609/12. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.
(2)
Includes Ps. 1 of Inflation adjustment of treasury shares.

The accompanying notes are an integral part of these condensed financial information.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

Statement of Changes in Shareholders’ Equity for the fiscal years ended June 30, 2014

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (2)	Share premium	Legal reserve	Special reserve (1)	Other reserves	Accumulated deficit	Total Shareholders’ equity
Balance at July 1st, 2013	579	-	123	793	85	395	532	239	2,746
Loss for the year	-	-	-	-	-	-	-	(786)	(786)
Other comprehensive income for the year	-	-	-	-	-	-	348	-	348
Total comprehensive income / (loss) for the year	-	-	-	-	-	-	348	(786)	(438)
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.13	-	-	-	-	32	(20)	-	(12)	-
Release of reserve for new developments approved by Shareholders’’ meeting held 10.31.13	-	-	-	-	-	-	(23)	23	-
Distribution of dividends approved by Shareholders’ meeting held 10.31.13	-	-	-	-	-	-	-	(250)	(250)
Release of reserve for new developments approved by Shareholders’’ meeting held 06.19.14……	-	-	-	-	-	-	(57)	57	-
Reserve for share-based compensation	-	-	-	-	-	-	45	-	45
Acquisition of treasury shares	(5)	5	-	-	-	-	(38)	-	(38)
Transactions with non-controlling interest	-	-	-	-	-	-	(1)	-	(1)
Reimbursement of expired dividends	-	-	-	-	-	-	-	1	1
Distribution of dividends approved by Shareholders’ meeting held 06.19.14	-	-	-	-	-	-	-	(57)	(57)
Balance at June 30, 2014	574	5	123	793	117	375	806	(785)	2,008

(1)
Related to CNV General Resolution N° 609/12. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.
(2)
Includes Ps. 1 of Inflation adjustment of treasury shares.

The accompanying notes are an integral part of these condensed financial information.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

Statements of Cash Flows for the fiscal years ended June 30, 2016, 2015 and 2014

	June 30, 2016	June 30, 2015	June 30, 2014
Cash and cash equivalents at end of year	6	3	43
Less: Cash and cash equivalents at the beginning of the year	3	43	63
Unrealized foreign exchange gain on cash and cash equivalents	-	-	6
Net increase / (decrease) in cash and cash equivalents	3	(40)	(26)
Causes Operating activities:
Loss for the year	(693)	(41)	(786)
Adjustments for:
Income tax	(95)	48	(281)
Depreciation and amortization	3	15	28
Gain from disposal of associates	(3)	-	-
Gain from disposal of investment properties	(729)	(525)	(236)
Loss from cancellation in advance of Non-Convertible Notes	154	4	-
Share-based payments	-	6	6
(Gain) / Loss from derivative financial instruments	(119)	8	(1)
Changes in fair value of investments in financial assets	55	175	8
Interest expense, net	385	288	314
Provisions and allowances	(1)	13	26
Share of loss / (profit) from subsidiaries, associates and joint ventures	335	(158)	261
Unrealized foreign exchange loss, net	501	137	850
Increase in inventories	(1)	-	-
Decrease in trading properties	-	-	2
Decrease / (Increase) in trade and other receivables	2	1	(25)
(Decrease) / Increase in trade and other payables	329	11	(1)
(Decrease) / Increase in salaries and social security liabilities	-	(7)	1
Decrease in provisions	-	(2)	(2)
Cash generated from (used in) operating activities	123	(27)	164
Income tax paid	-	(12)	(26)
Net cash generated from (used in) operating activities	123	(39)	138
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	(2,907)	(760)	(144)
Additions of investment properties	(5)	(169)	(4)
Proceeds from sale of investment properties	4,340	677	402
Proceeds from sale of subsidiaries, associates and joint ventures	186	-	23
Additions of property, plant and equipment	(1)	(1)	(1)
Additions of investments in financial assets	(1,563)	(1,343)	(370)
Proceeds from sale of investments in financial assets	2,152	1,261	333
Proceeds from / (Payments of) derivative financial instruments	119	(8)	-
Interest received	172	-	2
Loans granted to subsidiaries, associates and joint ventures	-	(2)	(153)
Proceeds from loans granted to subsidiaries, associates and joint ventures	-	-	10
Share-holding acquisition in equity investees associates	-	(6)	(1)
Dividends received	-	224	392
Net cash generated from (used in) investing activities	2,493	(127)	489

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

Statements of Cash Flows for the fiscal years ended June 30, 2016, 2015 and 2014 (Continued)

	June 30, 2016	June 30, 2015	June 30, 2014
Financing activities:
Bank overdrafts, net	496	346	(95)
Proceeds from borrowings	-	210	-
Payment of non-convertible notes	(95)	-	(214)
Repurchase of treasury shares	-	-	(38)
Repurchase of non-convertible notes	(121)	-	-
Payments of borrowings	(100)	(110)	-
Early payment of non-convertible notes	(2,261)	-	-
Dividends paid	(9)	(48)	(90)
Interest paid	(599)	(358)	(251)
Payment of borrowings from subsidiaries, associates and joint ventures	(3)	(3)	(219)
Issuance of non-convertible notes	7	36	218
Borrowings from subsidiaries, associates and joint ventures	72	53	36
Net cash (used in) generated from financing activities	(2,613)	126	(653)
Net increase / (decrease) in cash and cash equivalents	3	(40)	(26)

The accompanying notes are an integral part of these condensed financial information.

1. Basis of preparation and summering of the significant accounting policies

The Financial Statements of the Company for the years ended June 30, 2016 and 2015 have been prepared in accordance with the Technical Resolution N° 26 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE", as per its Spanish acronym), adopted by the National Securities Commission ("CNV", as per its Spanish acronym). This Technical Resolution differs from International Accounting Standard ("IAS") 1 “Presentation of Financial Statements” issued by the International Accounting Standards Board ("IASB"), in reference to the accounting measurement criteria of the investments in subsidiaries, joint ventures and associates, which are accounted for under the equity method described by IAS 28 “Investments in Associates”. This criterion differs from the provisions of paragraph 38 of IAS 27 “Separate Financial Statements”, whereby such investments are measured at cost or fair value. The Company adopted IFRS in the fiscal year beginning on July 1st, 2012, being its transition date July 1st, 2011.

The CNV, through General Resolutions N° 562/09 and 576/10, has provided for the application of Technical Resolution N° 26 and its amendment Technical Resolution N° 29 of the FACPCE, which adopt the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The principal accounting policies adopted of these Financial Statements are included in Note 2 to the Audited Consolidated Financial Statements except for the accounting measurement criteria of the investments in subsidiaries, joint ventures and associates explained in the paragraph above.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

2. Investment in subsidiaries, associates and joint ventures (Continued)

Detailed below is the evolution of the Company’s investments in subsidiaries, associates and joint ventures of the Company, for the years ended June 30, 2016 and 2015:

	June 30, 2016	June 30, 2015
Beginning of year	2,140	3,441
Capital contribution (i)	2,907	1,378
Share of profit / (loss), net	(335)	158
Translation adjustment	(191)	(124)
Cash dividends (ii)	(286)	(455)
Reimbursement of expired dividends	10	1
Merger–spin-off	(165)	-
Acquisition of non-controlling interest	(19)	22
Intergroup transactions from transfer of assets	-	(2,158)
Disposal of subsidiaries, associates and joint ventures	(3)	-
Capital reduction (iii)	-	(123)
Other comprehensive	(47)	-
Other reserves	36	-
End of the year (iv) (v)	4,047	2,140

(i)
During the year capital contributions were made to Tyrus S.A. and Manibil S.A. for Ps. 2,897 and Ps. 10, respectively. During the fiscal year ended as of June 30, 2015 capital contributions were made to Manibil S.A., Tyrus S.A., Solares and Efanur S.A. for Ps. 7, Ps. 1,288, Ps. 1 and Ps. 82 respectively.
(ii)
During the year Palermo Invest S.A., Inversora Bolívar S.A., ECLSA, Cyrsa and IRSA CP distributed dividends to the Company for an amount of Ps. 3, Ps. 3, Ps. 3, Ps. 6 and Ps. 271, respectively. During the year ended June 30, 2015, IRSA CP, Cyrsa S.A., BHSA, Inversora Bolivar S.A. and ECLSA, distributed dividends to the company for an amount of Ps. 418, Ps. 31, Ps. 2, Ps. 2, and Ps. 2, respectively.
(iii)
During the year ended June 30, 2015, Cyrsa S.A. and Nuevas Fronteras S.A. made a capital reduction to the Company in the amount of Ps. 111 and Ps. 12, respectively.
(iv)
As of June 30, 2015 includes (Ps. 583) corresponding to equity interest in IRSA CP, included in Other Liabilities non-current. Even though the Company had positive financial position and income, under applicable accounting standards, the Company recorded an adjustment to consolidated income items included in the asset balance of the subsidiary, resulting in a negative accounting exposure.
(v)
Includes a balance of Ps. (5) reflecting interests in companies with negative equity as of June 30, 2016 corresponding to the equity interest in Hoteles Argentinos S.A..

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

3. Borrowings

Company’s borrowings as of June 30, 2016 and 2015 are as follows:

						Book value
	Secured / unsecured	Currency	Fixed Rate / Floating	Effective interest rate %	Nominal value	June 30, 2016	June 30, 2015
Non-current
IRSA NCN due 2017	Unsecured	US$	Fixed	8.50%	75	-	1,355
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	75	1,063	1,345
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450 points	11	-	11
Non-current borrowings						1,063	2,711
Related parties (1)						161	108
Total non-current borrowings						1,224	2,819
Current
IRSA NCN due 2017	Unsecured	US$	Fixed	8.50%	75	1,159	48
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	75	56	70
IRSA NCN due 2017	Unsecured	Ps.	Floating	Badlar + 450 points	11	11	-
IRSA NCN due 2015	Unsecured	Ps.	Floating	Badlar + 395 points	-	-	214
Bank overdrafts	Unsecured	Ps.	Floating	-	-	859	352
Bank loans	Unsecured	Ps.	Fixed	23%	-	-	100
Borrowings current						2,085	784
Related parties (1)						162	66
Total Current borrowings						2,247	850
Total borrowings						3,471	3,669

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

3.
Borrowings (Continued)

(1)
Related parties breakdown:

						Book value
	Secured / unsecured	Currency	Fixed Rate/ Floating	Effective interest rate %	Nominal value	June 30, 2016	June 30, 2015
Non-current
Inversora Bolívar S.A.	Unsecured	Ps.	Floating	Badlar	4	6	-
Nuevas Fronteras S.A.	Unsecured	Ps.	Floating	Badlar	21	30	21
Cyrsa S.A.	Unsecured	Ps.	Floating	Badlar	13	-	14
Ritelco S.A.	Unsecured	US$	Floating	Libor 3m + 200 points	8	125	73
Total non-current related parties borrowings						161	108
Current
Inversora Bolívar S.A.	Unsecured	Ps.	Floating	Badlar	7	-	9
Nuevas Fronteras S.A.	Unsecured	Ps.	Floating	Badlar	21	-	4
IRSA Propiedades Comerciales S.A.	Unsecured	US$	Fixed	Libor 12m + 200 points	4	66	38
E-commerce Latina S.A. .	Unsecured	Ps.	Floating	Badlar	-	-	8
Ritelco S.A.	Unsecured	Ps.	Floating	Badlar	-	-	5
Ritelco S.A.	Unsecured	US$	Floating	Libor 3m + 200 points	8	9	2
Ritelco S.A.	Unsecured	US$	Floating	4%	5	73	-
Cyrsa S.A.	Unsecured	Ps.	Floating	Badlar	13	14	-
Total current related parties borrowings						162	66
Total related parties borrowings						323	174

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements (Continued)
(All amounts in millions of Argentine Pesos, except otherwise indicated)

Schedule III (Continued)

3.           Borrowings (Continued)

As of June 30, 2016 and 2015 total borrowings include collateralized liabilities (seller leases and long-term loans) of Ps. 0.4 and Ps. 0.1, respectively. These borrowings are mainly collateralized by property, plant and equipment of the Company.

Borrowings also include liabilities under finance leases where the Company is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”.

The following table shows the maturity of the Company's borrowings (excluding finance leases) and the classification regarding interest rates is as follows:

	June 30, 2016	June 30, 2015
Principal
Less than 1 year	2,126	715
Between 1 and 2 years	-	1,378
Between 2 and 3 years	-	21
Between 3 and 4 years	-	-
Between 4 and 5 years	1,189	73
Later than five years	-	1,345
Total principal	3,315	3,532
Accrue interest and expenses
Less than 1 year	121	135
Between 1 and 2 years	-	2
Between 2 and 3 years	30	-
Between 3 and 4 years	-	-
Between 4 and 5 years	5	-
Total accrue interest and expenses	156	137
Total borrowings	3,471	3,669

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate approximates their carrying amount, as the impact of discounting is not significant. The fair value is calculated under the discount cash flow method (Level 2 of fair value).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Banco Hipotecario S.A.

We have audited the accompanying consolidated balance sheets of Banco Hipotecario S.A. and its subsidiaries (collectively referred to as the “Bank”) as of June 30, 2016 and 2015 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three twelve-month periods in the period ended June 30, 2016. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Hipotecario S.A. and its subsidiaries as of June 30, 2016 and 2015, and the results of their operations and their cash flows for each of the three twelve-month periods in the period ended June 30, 2016 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”).

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

Buenos Aires, Argentina
August 10, 2016, except for notes 37 and 39 as to which
the date is October 31, 2016

Price Waterhouse & Co S.R.L.

By:/s/ Diego Sisto
Diego Sisto
Partner

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
As of June 30, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2016		2015
ASSETS

Cash and due from banks…………………………………………...	Ps.	607,656	Ps.	492,233
Banks and correspondents…………………………………………..		2,694,184		2,709,342
		3,301,840		3,201,575

Government and corporate securities (Note 4)……………………..		5,269,499		5,271,583

Loans (Note 5)
Mortgage loans…………………………………………………...		2,429,322		2,413,401
Credit card loans………………………………………………….		10,573,083		8,500,601
Other loans………………………………………………………..		9,203,915		8,334,879
		22,206,320		19,248,881
Plus: Accrued interest receivable…………………………………		240,885		218,089
Less: Allowance for loan losses (Note 6)……………………..….		(493,536)		(433,825)
		21,953,669		19,033,145

Other receivables from financial transactions (Note 7)
Collateral receivable under repurchase agreements………………		75,695		35,621
Amounts receivable under derivative financial instruments..……		54,281		4,785
Loans in trust pending securitization …………………………….		8,390		10,301
Amounts receivable under reverse repurchase agreements of government and corporate securities …………..……...………..		541,283		94,597
Other (Note 7)..……………….………………………….……….		6,177,987		3,247,013
		6,857,636		3,392,317
Plus: Accrued interest receivable………………………………...		7,577		8,440
Less: Allowance for Other receivables from financial transactions…………………………………………….……….		(23,624)		(22,611)
		6,841,589		3,378,146

Assets under financial leases………………………………………..		135,302		125,461

Investments in other companies…………………………………….		129,698		70,806

Miscellaneous receivables (Note 8)..………..…….………………..		1,748,707		1,559,217

Bank premises and equipment (Note 9)..……..….…………………		317,098		186,320

Miscellaneous assets (Note 10)……..…………….………………...		253,467		60,413

Intangible assets (Note 11)…….…………………..………………..		552,755		426,148

Items pending allocation……………………………………...…….		23,705		8,542

Total Assets…………………...……..………………………….	Ps.	40,527,329	Ps.	33,321,356

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET – (Continued)
As of June 30, 2016 and 2015
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30
	2016		2015

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits
Checking accounts…………………………………………………	Ps.	1,564,438	Ps.	3,151,296
Saving accounts……………………………………………………		2,848,403		2,953,065
Time deposits………………………………………………………		12,908,292		11,898,186
Other deposit accounts……………………………………………..		178,137		188,604
		17,499,270		18,191,151
Plus: Accrued interest payable…………………………………….		294,263		237,680
		17,793,533		18,428,831
Other liabilities from financial transactions
Other banks and international entities (Note 14)…………………..		276,006		297,357
Bonds (Note 15)……………………………………………………		9,270,847		4,926,694
Argentine Central Bank……………………………………………		113		115
Amounts payable under derivative financial instruments.……..…		669,472		334,874
Borrowings under repurchase agreements collateralized by government securities……...…………………………………….		66,973		93,660
Obligation to return securities acquired under reverse repurchase agreements of government and corporate securities (Note 13)….		590,154		34,481
Other……….………………………………………………….…...		3,216,262		1,867,191
		14,089,827		7,554,372
Plus: Accrued interest payable…………………………………….		358,364		135,471
		14,448,191		7,689,843

Miscellaneous liabilities
Taxes………………………………………………………………		511,106		326,154
Sundry creditors (Note 20)………………………………………...		945,888		1,468,191
Other (Note 20)…………………………………………………….		384,410		272,415
		1,841,404		2,066,760

Reserve for contingencies (Note 12)………………………………...		300,059		221,950

Subordinated bonds (Note 16)……………………..……………….		121,245		100,452

Items pending allocation………………………………………..…...		76,448		44,847

Non-controlling interest …………………………………………….		130,207		67,957

Total Liabilities………………..……………………………….		34,711,087		28,620,640

SHAREHOLDERS' EQUITY

Common stock……………………………………………………….		1,463,365		1,463,365
Treasury stock………………………………………………………..		54,149		54,149
Paid in capital………………………………………………………..		834		834
Inflation adjustment on common stock……………………………...		699,601		699,601
Reserves……………………………………………………………...		2,059,361		1,842,198
Retained earnings…………………….....………………...………….		1,538,932		640,569
Total Shareholders' Equity…………….……………………...		5,816,242		4,700,716
Total Liabilities and Shareholders' Equity………………..…	Ps.	40,527,329	Ps.	33,321,356

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the twelve-month periods ended June 30, 2016, 2015 and 2014
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		June 30,
		2016		2015		2014
Financial income
Interest on loans and other receivables from financial transactions………………………….	Ps.	6,520,816	Ps.	4,326,324	Ps.	3,779,073
Income from government and corporate securities.		2,584,524		1,191,396		904,985
Other……………………………………….……..		13,177		6,250		12,186
		9,118,517		5,523,970		4,696,244
Financial expenses
Interest on deposits and other liabilities from financial transactions.…………………………		5,008,083		2,801,201		2,063,512
Contributions and taxes on financial income….….		682,258		442,814		339,676
		5,690,341		3,244,015		2,403,188

Gross brokerage margin…….....................................	Ps.	3,428,176	Ps.	2,279,955	Ps.	2,293,056

Provision for loan losses (Note 6)……..…..….…….		356,492		375,270		303,348
Income from services
Insurance premiums………………..……………..		1,831,371		1,255,436		895,129
Commissions (Note 21)……………..……………		1,783,121		1,295,325		866,616
Other (Note 21)……………………..…………….		824,753		733,262		356,153
		4,439,245		3,284,023		2,117,898
Expenses for services
Insurance claims………………………………….		59,077		149,871		174,715
Commissions (Note 21)…………………………..		917,622		540,542		446,257
Contributions and taxes on income from services………………………………………..		112,991		78,457		61,666
		1,089,690		768,870		682,638
Administrative expenses
Salaries and social security contributions….…..….		2,337,388		1,775,548		1,284,840
Advertising expenses……………………….…..…		167,040		179,542		118,277
Value added tax and other taxes…………………..		242,738		167,249		113,917
Directors’ and Syndics’ fees……………….…..….		102,926		65,788		71,027
Fees for administrative services…………………..		622,664		406,690		258,668
Maintenance and repairs..………………….……...		135,876		96,821		53,981
Electricity and communications...………………...		177,198		116,907		71,942
Depreciation of bank premises and equipment…...		59,031		35,267		20,992
Rent……………………..………………….……...		132,311		97,482		69,774
Other……………………………………….…..….		514,293		425,595		277,361
		4,491,465		3,366,889		2,340,779

Net income from financial transactions…….............	Ps.	1,929,774	Ps.	1,052,949	Ps.	1,084,189

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME – (Continued)
For the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		June 30,
		2016		2015		2014

Miscellaneous income
Penalty interest….……………………………………		96,964		86,874		59,281
Loans recoveries.…….………………………………		320,934		171,781		82,104
Other (Note 22)……………….……………………...		128,645		58,875		47,543
		546,543		317,530		188,928
Miscellaneous expenses
Provision for other contingencies and miscellaneous receivables………………………………………...		290,563		132,614		67,564
Other (Note 22)…………………………………….....		377,835		336,720		220,430
		668,398		469,334		287,994

Income before income taxes and Non-controlling interest..…………………………………………......	Ps.	1,807,919	Ps.	901,145	Ps.	985,123

Income taxes (Note 24)……………………………..….		698,387		377,613		369,127
Non-controlling interest………………………..…….....		5,998		13,658		11,031
Net income for the period……..………………….	Ps.	1,115,530	Ps.	537,190	Ps.	627,027

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the twelve-month periods ended June 30, 2016, 2015 and 2014
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		Common stock (Note 26)		Paid in capital (Note 26)		Treasury stock (Note 26)		Inflation adjustment of common stock (Note 26)	Reserves					Retained earnings		Total shareholders’ equity
										Legal (Note 26)		Voluntary (Note 26)

Balance as of June 30, 2013……………...	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	526,828	Ps.	367,601	Ps.	495,938	Ps.	3,608,316

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 08/23/13		-		-		-		-		68,721		244,886		(343,607)		(30,000)

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 04/24/14		-		-		-		-		84,190		-		(84,190)		-

Net income for the period		-		-		-		-		-		-		627,027		627,027

Balance as of June 30, 2014……………...	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	679,739	Ps.	612,487	Ps.	695,168	Ps.	4,205,343

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 04/24/14. Approval of BCRA on 12/23/14		-		-		-		-		-		-		(41,817)		(41,817)

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 03/21/15.		-		-		-		-		109,994		439,978		(549,972)		-

Net income for the period		-		-		-		-		-		-		537,190		537,190

Balance as of June 30, 2015……………...	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	789,733	Ps.	1,052,465	Ps.	640,569	Ps.	4,700,716

Distribution of retained earnings approved by the General Shareholders’ Meeting held on 04/13/16		-		-		-		-		217,163		-		(217,163)		-

Net income for the period		-		-		-		-		-		-		1,115,530		1,115,530

Balance as of June 30, 2016……………...	Ps.	1,463,365	Ps.	834	Ps.	54,149	Ps.	699,601	Ps.	1,006,896	Ps.	1,052,465	Ps.	1,538,936	Ps.	5,816,242

The accompanying notes are an integral part of these consolidated financial statements

BANCO HIPOTECARIO SA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
For the twelve-month periods ended June 30, 2016, 2015 and 2014
(Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

		2016		2015		2014
Cash flows from operating activities:
Net income..……...………………………….………………………	Ps.	1,115,530	Ps.	537,190	Ps.	627,027
Adjustments to reconcile net income to net cash provided by Cash Flows from operating activities:
Provision for loan losses and for contingencies and miscellaneous receivables, net of reversals………………………………...……..		326,121		258,567		273,423
Net gain on investment government securities………………...…....		(642,081)		(179,430)		(89,484)
Gain / (loss) on derivative financial instruments……..……..………		-		(63)		-
(Gain) / loss on equity investments………........................................		(34,644)		(6,641)		-
Depreciation and amortization……………………………………...		191,298		114,799		66,103
Net gain on sale of premises and equipment and miscellaneous assets………………………………….…………………………...		(3,562)		(578)		(2,944)
Net Indexing (CER and CVS) and interest of loans and deposits incurred but not paid…………………………………..……..……...		(318,632)		(177,558)		(19,112)
Non-controlling interest…………………………………………......		(5,998)		(13,658)		(11,031)
Net change in trading securities………………………………….....		(756,478)		1,269,136		(858,189)
Net change in other assets……………..……………………………		(2,981,939)		(2,843,858)		(661,376)
Net change in other liabilities………….……………………………		1,939,825		1,179,439		1,391,036
Net cash (used in) operating activities…………………………....		(1,170,560)		137,345		715,453

Cash flows from investing activities:
(Increase)/Decrease in loans, net………………….………………...		(4,403,465)		(4,502,150)		(5,780,425)
Proceeds from securitization of consumer loans…………………....		894,363		401,331		749,589
Proceeds from maturities of available for sale securities.…...….......		417,797		808,876		81,100
Purchases of investments in other companies, net of sales…………		(19,500)		(45,000)		(10,013)
Proceeds from sales, net of payments for purchases, of available for sale securities……………………………………………………		657,857		(2,082,693)		(1,166,729)
Proceeds from sale of premises and equipment…………………….		(3,890)		8,491		1,874
Purchases of premises and equipment, miscellaneous and intangible assets……………………………………………….......		(637,847)		(350,659)		(212,026)
Net cash provided by investing activities……………………........		(3,094,685)		(5,761,804)		(6,336,630)

Cash flows from financing activities:
Increase in deposits, net…………………...………………………...		(691,881)		4,499,808		4,792,123
Principal payments on bonds, notes, and other debts……………….		(3,737,599)		(626,754)		(853,108)
Proceeds from issuance of bonds, notes and other debts……………		8,103,404		1,934,019		1,435,183
Payments of debt issuance cost……………………………………..		(90,494)		(19,406)		(12,855)
Distribution of dividends……………………………………...…….		-		(41,817)		(29,968)
(Decrease)/Increase in borrowings, net……………………………..		68,283		(23,518)		806,185
Net cash provided by financing activities………………………...		3,651,713		5,722,332		6,137,560

Net increase/(decrease) in cash and cash equivalents………………		(613,532)		97,873		516,383
Cash and cash equivalents at the beginning of the period…………..		3,201,575		3,008,168		2,217,327
Effect of foreign exchange changes on cash and cash equivalents....		713,797		95,534		274,458
Cash and cash equivalents at the end of the period……………	Ps.	3,301,840	Ps.	3,201,575	Ps.	3,008,168

Supplemental disclosure of cash flow information:
Cash paid for interest…………………………………………..…	Ps.	4,078,196	Ps.	2,525,829	Ps.	1,555,976
Cash paid for presumptive minimum income tax and income tax.		523,373		343,504		113,576
Non-cash transactions involving securitizations………………....		372,198		151,576		165,249

The accompanying notes are an integral part of these consolidated financial statements.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

c. Principles of consolidation

The consolidated financial statements include the accounts of the Bank and its subsidiaries over which the Bank has effective control. The percentages directly or indirectly held in those companies’ capital stock as of June 30, 2016 and 2015 are as follows:

Issuing Company	June 30,
	2016	2015
BHN Sociedad de Inversión Sociedad Anónima	99.99%	99.99%
BHN Seguros Generales Sociedad Anónima (a)	99.99%	99.99%
BHN Vida Sociedad Anónima (a)	99.99%	99.99%
BACS Banco de Crédito y Securitización Sociedad Anónima	87.50%	87.50%
BACS Administradora de activos S.A. S.G.F.C.I.	85.00%	85.00%
Tarshop S.A. (b)	80.00%	80.00%
BH Valores SA	100.00%	100.00%

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(a) On December 2, 2015, the Bank took notice of an observation raised by the Superintendent of Financial Institutions reporting to the Argentine Central Bank with regard to the insurance business developed by Banco Hipotecario S.A. through BHN Vida S.A. and BHN Seguros Generales S.A.

The observation requires the enforcement of the credit scoring regulations, which impose a 12.5% limit on interests in the capital stock and voting rights of other companies.

In reply, the Bank has claimed that such observation should be revised, in that the Bank is allowed to conduct the business in question pursuant to the Privatization Law No. 24,855 and its regulations, in particular Decree No. 1394/98, as continuing company of Banco Hipotecario Nacional.

(b) On September 11, 2015, November 4, 2015 and June 23,2016, the Board of Directors of Banco Hipotecario S.A. unanimously approved an irrevocable capital contribution to Tarshop S.A. in the amount of Ps.52,500, Ps.52,500 and Ps.250,000, respectively, to be made by shareholders Banco Hipotecario S.A. and IRSA Propiedades Comerciales S.A. (continuing company after Alto Palermo S.A.’s change of corporate name) pro rata of their shareholdings so that Tarshop S.A. should have sufficient resources for its operating activities, in line with the capitalization program previously approved.

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

Pursuant to the Argentine professional accounting standards in effect in the City of Buenos Aires, the financial statements must be stated in constant currency. The restatement method and the need to apply it arise from requirements contained in Technical Pronouncements No. 6 and No. 17 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as amended by Technical Pronouncement No. 39 issued by the referred entity on October 4, 2013 and approved by the Professional Council in Economic Sciences of the City of Buenos Aires on April 16, 2014. These standards provide that the effects of inflation should be recognized in the financial statements in the event that certain conditions in the Argentine economy are met

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

As of June 30, 2016, the cumulative inflation rate for three consecutive years endede on such dates could not be calculated on the basis of official data provided by the Argentine Institute of Statistics and Census since, in October 2015, the referred entity discontinued the calculation of the Wholesale Domestic Price Index (IPIM), and resumed it in January 2016.

This circumstance should be taken into account when analyzing and interpreting these financial statements, which have been prepared in line with the accounting standards issued by the Argentine Central Bank for application by financial institutions.

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

As of June 30, 2016 and 2015, the Bank maintains in its portfolio overdue income coupons from the DICY and PARY bonds to be collected.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

debt balance refinancing, plus adjustments (from the application of the CER, and CVS where applicable) and accrued interest receivable and less the estimated reserve for loan losses.

Other loans to the public sector:

i. those loans were valued at cost plus return, taking as cost their book value as of December 31, 2010.

ii. those originally granted in foreign currency have been converted into Ps. at the exchange rate of $1.40 per US dollar, as established by Law 25561, Decree 214 and complementary rules and amendments. Since February 3, 2002, the CER has been applied to the amount of those loans and maximum rates have been established, in accordance with Decree 1579/02, if those assets were subjected to the Exchange of Provincial Public Debt.

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

The Bank holds Negotiable Obligations in its own portfolio, measured at their residual value plus interest accrued.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Permanent equity investments in companies where corporate decision are not influenced, are accounted for the lower of cost and the equity method. As of June 30, 2016 and 2015 these investments were recorded at cost.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

The Bank has set up an insurance claim reserve for Ps.1,181 as of June 30, 2015 which is shown in the "Provisions" caption under Liabilities.

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

Repo transactions are carried at the value originally agreed upon plus any accrued premium amounts.

Reverse repo transactions are carried at the book value of the underlying securities in the manner discussed in note 2.3.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

2.19. Non-controlling interest

The breakdown of supplementary equity interests recorded in “Non-controlling interest” in the accompanying consolidated balance sheets is as follows:

	June 30,
	2016		2015

BACS Banco de Crédito y Securitización SA………………….	Ps.	42,228	Ps.	32,610
Tarshop S.A………………………….……..………………….		87,979		35,347
Total	Ps.	130,207	Ps.	67,957

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

2.21. Minimum notional income tax

In view of the option granted by the BCRA by means of Communication "A" 4295, as of June 30, 2015 the Bank capitalized as a minimum notional income tax credit the tax amount paid in fiscal year 2012. Such credit was recovered upon filing the income tax return for the fiscal year 2015.

2.22. Shareholders' Equity

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Capital stock, treasury shares, non-capitalized contributions, reserves, and capital adjustment:

The Shareholders' Equity account activity and balances prior to December 31, 1994 have been stated in the currency values prevailing at that date, following the method mentioned in this Note. The transactions carried out subsequent to that date have been recorded in currency values of the period or year to which they correspond. The balances of the Shareholders’ Equity accounts as of June 30, 2016 have been restated up to February 28, 2003 as explained in the third paragraph. The adjustment derived from the restatement of the balance of "Capital Stock" was allocated to "Equity Adjustments". The issued treasury shares added due to the termination of Total Return Swap transaction are carried at nominal value.

a.
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

3. Restricted Assets

Certain of the Bank's assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2016		2015
Banco Hipotecario S.A.
Securities issued by the BCRA as collateral for OCT transactions………………….…………………………………..	Ps.	138,376	Ps.	70,464
Government securities as collateral for OCT transactions………		335,135		40,200
Deposits in pesos as collateral for visa credit card transactions...		289,199		117,723
Securities issued by the BCRA as collateral for the custody of securities……………………………………………………….		-		162,759
Government securities as collateral for the custody of securities.		14,350		-
Deposits in pesos and in U$S as collateral for leases…………...		1,316		754
Other collaterals………………………………………………...		810		2
Ps.		779,186	Ps.	391,902

Tarshop S.A.
Deposits in pesos and in U$S as collateral for leases…………...	Ps.	686	Ps.	505
Certificates of participation in Financial Trusts granted as commercial pledge for a loan received………………………….		32,202		32,203
Time deposits pledged for tax obligations arising from Financial Trusts…………………………………………………………….		6,531		4,891
Deposits in pesos related to Financial Trusts transactions………		149,578		16,182
Receivables in trust to secure an overdraft facility received…….		79,069
Loans to secure the future issuance of Financial Trust….....…….		70,747
Deposits in pesos as collateral for visa credit card transactions...		9,679		512
Government securities as collateral for visa credit card transactions……………………………………………………...		9,930		1,038
Ps.		358,422	Ps.	55,331

BACS Banco de Crédito y Securitización S.A.
Receivables in pledge loans to secure a loan received……….…..	Ps.	39,889	Ps.	-
Securities and pesos as collateral for OTC transactions…………		15,713		-
Ps.		55,602	Ps.	-

BH Valores S.A.
Mercado de Valores de Buenos Aires SA’s share pledged on behalf of Chubb Argentina de Seguros SA……………………	Ps.	20,900	Ps.	4,000

Total	Ps.	1,214,110	Ps.	451,233

4. Government and Corporate securities

Government and Corporate Securities held by the Bank consist of the following balances:

	June 30,
	2016		2015
Holding booked at fair value
Governmentsecurities inpesos…………………….Ps.	666,815	Ps.	1,581,383
Government securities in US$..............................	1,835,746		340,053
Government securities in Euros..............................	292,729		-
Bills issued by Provincial Governments in US$.....	263,586		297,137
Bills issued by Provincial Governments in pesos.....	25,890		7,133

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Ps.	3,084,766	Ps.	2,225,706

Holding booked at cost plus return
Bills issued by Provincial Governments in pesos...	Ps.	166,342	Ps.	66,916
Bills issued by Provincial Governments in US$.…...		240,995		125,862
	Ps.	407,337	Ps.	192,778

Investment in listed corporate securities
Corporate securities denominated in pesos….......…	Ps.	490,538	Ps.	430,855
	Ps.	490,538	Ps.	430,855

Securities issued by the BCRA
Quoted bills and notes issued by the BCRA………..	Ps.	278,519	Ps.	672,239
Unquoted bills and notes issued by the BCRA……..		1,017,050		1,750,005
	Ps.	1,295,569	Ps.	2,422,244

Allowances	Ps.	(8,711)	Ps.	-

Total	Ps.	5,269,499	Ps.	5,271,583

As of June 30, 2016, several bonds sold under repurchase agreements amounted to Ps.75,695 and were recorded under the caption “Other Receivables from Financial Transactions”.

The bank recorded in their financial statements income from government and corporate securities for an amount of Ps. 2,584,524 and Ps. 1,191,396 as of June 30, 2016 and 2015, respectively.

5. Loans

Descriptions of the categories of loans in the accompanying balance sheets include:

●
Mortgage loans:

● Construction project loans - loans made to various entities for the construction of housing units

● Individual residential mortgage loans - mortgage loans made to individuals to finance the acquisition, construction, completion, enlargement, and/or remodeling of their homes

●
Other loans:

●
Certain financial and non-financial sector loans including loans to credit card holders and to individuals

●
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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2016		2015

Non-financial public sector………………………………………	Ps.	160,847	Ps.	89,132
Financial sector…………………………………………………..		462,776		348,549
Non-financial private sector
With preferred guarantees (a)………………………………….		2,429,322		2,413,401
Without preferred guarantees ....………………………………
Personal loans………………………………………………		3,149,503		2,650,127
Credit Card Loans …..………………………………………		10,573,083		8,500,601
Overdraft facilities………………………………………….		890,819		685,978
Other loans (b)………………………………………………		4,539,970		4,561,093
Accrued interest receivable………………………………………		240,885		218,089
Reserve for loan losses (see note 6)..……………………………		(493,536)		(433,825)
Total	Ps.	21,953,669	Ps.	19,033,145
______________
(a)
Preferred guarantees include first priority mortgages or pledges, cash, gold or public sector bond collateral, certain collateral held in trust, or certain guarantees by the Argentine government.
(b)
Comprised of:
	June 30,
	2016		2015

Short term loans in pesos …..…………………………....	Ps.	2,464,250	Ps.	2,729,892
Short term loans in US dollars…………………………		646,036		692,190
Loans for the financing of manufacturers………………..		89,944		61,234
Export prefinancing …………………….……………….		581,880		406,621
Other loans….…………………...………………………		757,860		671,156
Total	Ps.	4,539,970	Ps.	4,561,093

6. Allowance for loan losses

The activity in the allowance for loan losses for the periods presented is as follows:

	June 30,
	2016		2015

Balance at beginning of period…………………………………..	Ps.	433,825	Ps.	356,267
Provision charged to income ……………………………………		356,492		375,270
Loans charged off………………………………………………...		(296,781)		(297,712)
Balance at end of period………………………………………….	Ps.	493,536	Ps.	433,825

7. Other receivables from financial transactions

The breakdown of other receivables from financial transactions, by type of guarantee for the periods indicated, is as follows:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2016		2015
Preferred guarantees, including deposits with the
Argentine Central Bank……….……………………………..	Ps.	766,485	Ps.	434,689
Unsecured guarantees (a)………………………………………		6,098,728		2,966,068
Subtotal		6,865,213		3,400,757
Less: Allowance for losses……....………………………………		(23,624)		(22,611)
Total	Ps.	6,841,589	Ps.	3,378,146

(a) Includes Ps. 54,281 and Ps. 4,785 of Amounts receivable under derivative financial instruments, as of June 30, 2016 and 2015, respectively, and Ps. 75,695 and Ps. 35,621 of Amounts receivable under repurchase agreements, as of June 30, 2016 and 2015, respectively.

The breakdown of the caption “Other” included in the balance sheet is as follows:

	June 30,
	2016		2015

Subordinated bonds (a)…….……………….………………….	Ps.	2,651,744	Ps.	1,452,436
Certificates of participation (see note 19)………………………		946,515		388,250
Bonds held in the Bank’s portfolio (b).……..………………….		42,384		-
Bonds unquoted………………………………………………....		215,149		192,621
Collateral for OTC transactions…………………………………		488,237		114,034
Amounts receivable from spot and forward sales pending settlement………………………………………………………..		780,400		524,785
Other…………………………………………………………….		1,053,558		574,887
Total	Ps.	6,177,987	Ps.	3,247,013

(a) Includes Ps. 2,158,130 and Ps. 269,243 of debt securities related to securitizations made by the bank and described in note 19, as of June 30, 2016 and 2015, respectively.
(b) The Bank carries some of its negotiable obligations as of June 30, 2016.

8. Miscellaneous receivables

Miscellaneous receivables are comprised of the following for the periods indicated:
	June 30,
	2016		2015

Withholdings, credits and prepaid income tax…………………	Ps.	45,503	Ps.	33,812
Recoverable expenses, taxes, and advances to third parties……		62,291		60,935
Attachments for non-restructured ON………………………….		23,484		7,526
Guarantee deposit (*)…………………………………………..		32,293		171,891
Guarantee deposit for credit card transactions…………………..		289,199		117,723
Presumptive minimum income – Credit tax (see note 25)……...		77,041		61,561
Receivables from master servicing activities…………………..		838		787
Other Directors fees…………………………………………….		36,379		13,749
Loans to Bank staff……………………………………………..		188,177		179,588
Other……………………………………………………………		1,004,313		925,623
Subtotal		1,759,518		1,573,195
Less: Allowance for collection risks……………………………		(10,811)		(13,978)
Total	Ps.	1,748,707	Ps.	1,559,217

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

(*) As of June 30, 2016 and 2015 includes Ps. 14,350 and Ps. 162,759 as collateral for the custody of securities.

9. Bank Premises and Equipment

The book values of major categories of bank premises and equipment and total accumulated depreciation as of the periods indicated are as follows:

	June 30,
	2016		2015

Land and buildings……………………………………………….	Ps.	186,599	Ps.	117,090
Furniture and fixtures…………………………………………….		79,259		63,915
Machinery and equipment………………………………………..		278,772		185,369
Other……………………………………………………………...		50,059		40,106
Accumulated depreciation………………………………………..		(277,591)		(220,160)
Total	Ps.	317,098	Ps.	186,320

10. Miscellaneous assets

Miscellaneous assets consist of the following as of the end of each period:

	June 30,
	2016		2015

Properties held for sale…………………………………………...	Ps.	40,884	Ps.	33,587
Assets leased to others…………………………………………...		26,339		22,656
Stationery and supplies…………………………………………..		30,848		23,349
Advances for purchase of goods (*)……………………………		176,551
Other……………………………………………………………...		1,949		1,688
Accumulated depreciation………………………………………..		(23,104)		(20,867)
Total	Ps.	253,467	Ps.	60,413

(*) On April 20, 2016, by means of a public auction conducted by the government of the City of Buenos Aires, we acquired the building known as “Edificio del Plata” to be our corporate headquarters and a branch, for approximately US$68 million. As of June 30, 2016, we have paid 15% of the acquisition price and according to Article 3 of Decree 208/16, we are required to pay the remaining 85% when executing the public deed and entering into possession of the building, which should occur within 365 days of the public auction.

11. Intangible Assets

Intangible assets, net of accumulated amortization, as of the end of periods indicated are as follows:

	June 30,
	2016		2015

Third parties fees, re-engineering, restructuring and capitalized software costs.................................................................................	Ps.	187,204	Ps.	131,714
Goodwill (*)………………......………………………………….		15,078		18,508
Mortgage loan origination expenses related to Pro.Cre.Ar (see note 31)…………………………………………………………		350,473		275,926
Total	Ps.	552,755	Ps.	426,148

(*) Goodwill is mainly related to the acquisition of Tarshop, which has been allocated to the Credit card segment - Tarshop.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

12.
Reserve for contingencies

The reserve for contingencies as of the end of each period is as follows:

	June 30,
	2016		2015

Legal Contingencies (a)…………………………………………	Ps.	172,264	Ps.	78,863
Incurred but not reported and pending insurance claims (b)..…...		-		1,181
Contingency risks …..……………………………………………		93,494		112,043
Tax Provision…………………………………………….……...		9,238		11,401
Bonds subject to lawsuits (c)…..………..……………….…….		24,463		14,290
Allowance for administrative-disciplinary-criminal penalties ......		600		4,172
Total	Ps.	300,059	Ps.	221,950

(a) Includes legal contingencies and expected legal fees.
(b) As of June 30, 2015 it is composed of debts to insured for Ps. 1,181 (outstanding claims for Ps. 559 and IBNR for Ps. 622).
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

	June 30,
	2016		2015

Reverse repurchase agreements collateralized by securities issued by the BCRA (*)………………………………………………………………..	Ps.	126,200	Ps.	11,114
Reverse repurchase agreements collateralized by other government securities (*)………………………….………….………………………		463,954		23,367
Total	Ps.	590,154	Ps.	34,481

(*) The transactions’ maturity date is July, 2016.

14. Other Liabilities from Financial Transactions - Other Banks and International Entities

The breakdown of the bank debt is as follows:

Description	Average Annual interest rate	Average Maturity date		2016		2015

Interbank loans in pesos…...….……...	38.11%	August, 2016	Ps.	276,006	Ps.	297,357
Total			Ps	276,006	Ps.	297,357

15. Other Liabilities from Financial Transactions – Negotiable obligations

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The balance of the negotiable obligations has been included in the “Other liabilities for financial transactions” caption. The residual face values of the different negotiable obligation series issued are as follows:

				June 30,
	Issue date	Maturity date	Annual interest rate (a)	2016	2015
Banco Hipotecario S.A.
Series 5 (US$ 250,000 thousand)	04/27/06	04/27/16	9.750%	-	1,914,484
Series XII (US$. 44,508 thousand)	08/14/13	08/14/17	3.95%	439,845	358,989
Series XIV (Ps. 115,400)	11/11/13	11/11/15	Badlar +375bp	-	115,400
Series XVI (Ps. 89,683)	01/31/14	01/31/16	Badlar +425bp	-	89,683
Series XIX (Ps. 275,830)	05/16/14	11/16/15	Badlar +375bp	-	275,830
Series XXI (Ps. 222,345)	07/30/14	01/30/16	Badlar +275bp	-	222,345
Series XXII (Ps. 253,152)	11/05/14	08/05/15	LEBACx0.95	-	253,152
Series XXIII (Ps. 119,386)	11/05/14	05/08/16	Badlar +325bp	-	119,386
Series XXIV (Ps. 27,505)	02/05/15	01/31/16	LEBACx0.95	-	27,505
Series XXV (Ps. 308,300)	02/05/15	08/05/16	9 months 27.5% and then Badlar +450bp	298,413	298,496
Series XXVII (Ps. 281,740)	05/22/15	11/22/16	9 months 28.0% and then Badlar +450bp	260,111	260,096
Series XXIX (US$ 200,000 thousand)	11/30/15	11/30/20	9.75%	2,984,000	-
Series XXIX -Tranche II (US$ 150,000 thousand)	05/23/16	11/30/20	9.75%	2,228,480	-
Series XXX (Ps. 314,611)	09/04/15	03/04/17	9 months 28.25% and then Badlar +450bp	314,611	-
Series XXXI (US$ 14,730 thousand)	09/04/15	09/04/18	2.00%	219,772	-
Series XXXII (Ps. 265,770)	11/30/15	05/30/17	3 months 27.0% and then Badlar +475bp	265,770	-
Series XXXIV (Ps. 264,030)	02/10/16	08/10/17	Badlar +400bp	264,030	-
Series XXXV (Ps. 235,970)	02/10/16	02/10/19	Badlar +499bp	235,970	-
Series XXXVI (Ps. 469,750)	05/18/16	11/18/17	Badlar +425bp	469,750	-

Tarshop S.A.
Series XI (Ps. 10,837)	05/23/13	05/23/16	Badlar+580bp	-	10,775
Series XII (Ps. 83,588)	08/09/13	08/09/15	15.0%	-	83,112
Series XV (Ps. 119,755)	04/21/14	10/21/15	Badlar+490bp	-	113,967
Series XVII (Ps. 41,066)	11/26/14	08/26/15	LEBACx0.95	-	40,832
Series XVIII (Ps. 69,291)	11/26/14	05/26/16	Badlar+425bp	-	68,896
Series XIX (Ps. 6,314)	11/26/14	11/26/17	Badlar+525bp	3,950	6,280
Series XX (Ps. 69,100)	04/24/15	01/24/16	27.5%	-	68,707
Series XXI (Ps. 80,500)v	04/24/14	10/24/16	28.5%	79,932	80,043
Series XXII (Ps. 126,667)v	07/30/15	01/30/17	29.0%	125,772	-
Series XXIII (Ps. 160,000)v	11/16/15	05/16/17	Badlar+600bp	158,870	-
Series XXVI (Ps. 156,972)v	01/26/16	07/26/17	Badlar+650bp	155,863	-
Series XXVII (Ps. 147,288)	05/04/16	11/04/17	Badlar+600bps	146,248	-

BACS Banco de Crédito y Securitización S.A.
Series I (Ps. 130,435)	02/19/14	08/19/15	Badlar+450bp	-	130,435
Series III (Ps. 132,726)	08/19/14	05/19/16	Badlar +275bp	-	132,726
Series IV (Ps. 105,555)	11/21/14	08/21/16	Badlar +350bp	35,192	105,555
Series V (Ps. 150,000)	04/17/15	01/17/17	9 months 27.48% and then Badlar +450bp	150,000	150,000
Series VI (Ps. 141,666)	07/23/15	04/24/17	9 months 27.5% and then Badlar +450bp	141,666	-
Series VII (Ps. 142,602)	02/18/16	11/18/17	Badlar +475bp	142,602	-
Series VIII (Ps. 150,000)	05/24/16	11/24/17	Badlar +439bp	150,000	-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

9,270,847	4,926,694
(a) As of June 30, 2016 Badlar rate was 21.87%

The contractual maturities of the negotiable obligations are as follows as of June 30, 2016:

June 30, 2017……………………………..	Ps.	1,830,337
June 30, 2018……………………………..		1,772,288
June 30, 2019……………………………..		455,742
Thereafter………………………………...		5,212,480
Total	Ps.	9,270,847

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

On November 30, 2015, the Bank issued Notes in the international capital markets for US Dollars two hundred million (US$ 200,000,000) at an interest rate of 9.75% per annum, due in 2020.

On December 1, 2015 and December 2, 2015, the Bank repurchased and retired Series 5 Notes for US Dollars one hundred and twenty two million four hundred ninety-seven thousand (US$ 122,497,000) and US Dollars one hundred and fifty-five thousand (US$ 155,000), respectively, for which it paid US Dollars one hundred two with fifty cents (US$ 102.50) for each US$ 100 in face value.

The General Ordinary Shareholders held on April 13, 2016, approved the extension of the Bank’s Global Program for the issuance of notes for up to US dollars eight hundred million (US$ 800,000,000) or its equivalent in pesos currently in force for a term of up to 5 years , or the longer period permitted by applicable law.

On June 15, 2016 the Bank’s Board of Directors approved the increase in the Program amount for up to US Dollars one billion (US$ 1,000,000,000) or its equivalent in pesos.

16. Subordinated Bonds

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The private offering of the convertible negotiable obligations was solely addressed to the Company’s shareholders. IRSA Inversiones y Representaciones Sociedad Anónima subscribed all the convertible negotiable obligations.

On June 21, 2016, BACS Banco de Crédito y Securitización S.A. took notice of IRSA Inversiones y Representaciones SA’s decision to exercise its conversion rights over the subordinated bonds convertible into common shares and the filings made before the Argentine Central Bank and the Argentine Securities Commission.

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

The following are the derivative financial instruments outstanding as of June 30, 2016 and 2015:

Type of Contract	Notional amount		Net Book Value Asset/(Liabilities)		Fair Value
	2016	2015	2016	2015	2016	2015

Forwards (1)(a)	-	-	-	-	-	-
Futures (2)
Purchases (a)	9,671,321	2,405,951	12,773	(505)	12,773	(505)
Sales (a)	(7,020,174)	(1,519,307)
Interest rate swaps (3)(b)	-	30,000	-	63	-	63
			12,773	(442)	12,773	(442)
 (a)Underlying: Foreign currency.
 (b)Underlying: Interest rate.

1.
Forwards: US dollar forward transactions have been carried out, the settlement of which, in general, is made without delivery of the underlying asset but by means of the payment in Pesos of currency differences. These transactions were performed mainly as hedge for foreign currency positions. Transactions with settlement in Pesos were made upon maturity.

For these transactions, as of June 30, 2016 and 2015 the Bank has recognized losses for Ps.179,085 and Ps. 34,646, respectively.

2.
Futures: Future currency transactions have been carried out through which the forward purchase and sale of foreign currencies (US dollar) was agreed upon. These transactions were

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)
performed as hedge for foreign currency position. Settlement is carried on a daily basis for the difference.

For these transactions, as of June 30, 2016 and 2015, the Bank has recognized gains for Ps.753,373 and losses for Ps. 51,899, respectively.

3.
On February 18, 2015, OTC Transactions – Badlar rate swaps for agreed upon fixed interest rate were conducted. These are settled by paying the difference in Pesos.

For these transactions, as of June 30, 2015, the Bank has recognized gains for Ps. 391, respectively.

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

 (*)Trusts subject to the pesification of foreign currency assets and liabilities at the $1.00=US$1 rate established by Law 25561 and Decree 214, as they were created under Argentine legislation. Certain holders of Class A debt securities have started declarative actions against the trustee pursuant to the application of the pesification measures set forth in Law 25561 and Decree 214, in order to maintain the currency of origin of said securities. In these declarative actions, the Bank acted together with BACS as third party. The trustee has duly answered to this claim, being the final resolution to this situation is still pending.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Tarshop SA has created several financial trusts under its securitization program (“Valores Fiduciarios Tarjeta Shopping – Global program”) destined to assure its long-term financing accessing directly to the capital market. The assets included in the trusts relate to credit card coupons and advances in cash. The table below presents the trusts issued and outstanding as of June 30, 2016:
	Debt Securities	Certificates of Participation	Total

Series LXXXIII– Issued on 05.27.15	I
Face value in Ps.	111,222	42,591	153,813

Series LXXXIV– Issued on 03.12.15
Face value in Ps.	104,865	39,019	143,884

Series LXXXV– Issued on 05.20.15
Face value in Ps.	128,500	47,800	176,300

Series LXXXVI– Issued on 06.29.15
Face value in Ps.	126,050	48,168	174,218

Series LXXXVII– Issued on 10.01.15
Face value in Ps.	141,066	57,091	198,157

Series LXXXVIII– Issued on 04.01.16
Face value in Ps.	148,489	65,472	213,961

Series LXXXIX–Issued on 05.17.16
Face value in Ps.	143,530	63,282	206,812

Series XC– Issued on 06.28.16
Face value in Ps.	150,025	66,162	216,187

Series XCI– Privately issued on 05.15.16
Face value in Ps.	102,581	39,893	142,474

Series XCII– Privately issued on 06.15.16
Face value in Ps.	82,622	32,131	114,753

Tarshop Privado Series 1 - Privately issued on 08.21.15
Face value in Ps.	1,162,400	329,362	1,491,762

Tarshop Privado Series 1I - Privately issued on 12.23.15

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Face value in Ps.	1,396,300	535,571	1,931,871

Tarshop Series 1 - Privately issued on 09.15.15
Face value in Ps.	77,799	27,201	105,000

BACS Banco de Crédito y Securitización S.A. (BACS) has created separate trusts which have personal loans, primary originated by cooperatives and later acquired by BACS, as assets. The mentioned trusts have been issued under the “Fideicomisos Financieros BACS – Global program" for the securitization for a face value up to Ps. 300,000. As of June 30, 2016 and 2015 there are no trusts outstanding.

As of June 30, 2016 and 2015, the Bank held in its portfolio the following securities corresponding to the abovementioned trusts:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2016		2015

Class B debt securities – BHN II	Ps.	-	Ps.	7,000
Class B debt securities – BHN III		-		7,203
Class B debt securities – BHN IV		-		79,351
Class A debt securities – BHN IV		-		44
Class A debt securities – CHA VI to CHA XIV		103,829		75,417
Class A debt securities – BACS I		-		20,234
Class B debt securities – BACS I		-		1,081
Debt securities – BACS III		14,411		15,768
Debt securities – Tarshop Series LXXIX		-		2,042
Debt securities – Tarshop Series LXXXII		-		7,198
Debt securities – Tarshop Series LXXXIII		998		13,530
Debt securities – Tarshop Series LXXXIV		-		20,927
Debt securities – Tarshop Series LXXXV		-		19,448
Debt securities – Tarshop Series LXXXVII		27,260		-
Debt securities – Tarshop Series XC		14,796		-
Debt securities – Tarshop Series XCI		19,525		-
Debt securities – Tarshop Privado Series I		98,453		-
Debt securities – Tarshop Privado Series II		656,071		-
Debt securities – Tarshop Series I		1,222,787		-
Subtotal	Ps.	2,158,130	Ps.	269,243

	June 30,
	2016		2015

Certificates of participation – BHN II	Ps.	-	Ps.	41,722
Certificates of participation – BHN III		-		14,970
Certificates of participation – CHA VI		13,737		13,592
Certificates of participation – CHA VII		-		953
Certificates of participation – CHA IX		10,181		10,677
Certificates of participation – CHA X		26,578		26,085
Certificates of participation – CHA XI		11,935		14,488
Certificates of participation – CHA XII		14,440		18,298
Certificates of participation – CHA XIII		4,277		5,330
Certificates of participation – CHA XIV		4,173		5,401
Certificates of participation – BHSA I		8,949		9,192
Certificates of participation – BACS III		1,003		1,003
Certificates of Participation – Tarshop Series LXXIX		-		48,523
Certificates of Participation – Tarshop Series LXXX		-		47,053
Certificates of Participation – Tarshop Series LXXXI		-		23,782
Certificates of Participation – Tarshop Series LXXXII		-		24,551
Certificates of Participation – Tarshop Series LXXXIII		22,045		34,032
Certificates of Participation – Tarshop Series LXXXIV		19,797		23,486
Certificates of Participation – Tarshop Series LXXXV		23,094		25,112
Certificates of Participation – Tarshop Series LXXXVI		24,817		-
Certificates of Participation – Tarshop Series LXXXVII		32,074		-
Certificates of Participation – Tarshop Series LXXXVIII		42,178		-
Certificates of Participation – Tarshop Series LXXXIX		41,048		-
Certificates of Participation – Tarshop Series XC		48,088		-
Certificates of Participation – Tarshop Series XCI		33,284		-
Certificates of Participation – Tarshop Series XCII		(920)		-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Certificates of Participation – Tarshop Privado Series I		8,288		-
Certificates of Participation – Tarshop Privado Series II		175,214		-
Certificates of Participation – Tarshop Series I		382,235		-
Subtotal	Ps.	946,515	Ps.	388,250
Total	Ps.	3,105,151	Ps.	657,493

20. Miscellaneous Liabilities

Sundry creditors and other miscellaneous liabilities consist of the following as of the end of each period:

	June 30,
	2016		2015
Sundry creditors:
Accrued fees and expenses payable …….…………….……...	Ps.	857,251	Ps.	1,291,772
Summary proceedings in financial matters N° 1320 (*)……		-		53,632
Unallocated collections……………………………………….		12,116		9,464
Withholdings and taxes payable……………………………...		57,288		96,350
Other………………………………………………………….		19,233		16,973
Total	Ps.	945,888	Ps.	1,468,191

(*) The Bank’s Board of Directors granted its approval to the actions undertaken by the Executive Committee concerning the deposit of the penalties imposed on directors, former directors, managers, former managers and statutory auditors and the fact that such amounts were charged against the statement of income in the framework of Financial Summary Proceedings No. 1320 (Note 30).

	June 30,
	2016		2015
Other:
Directors and Syndics accrued fees payable………………….	Ps.	57,109	Ps.	47,829
Payroll withholdings and contributions……………………....		99,962		91,217
Gratifications………………………………………………....		180,553		68,810
Salaries and social securities………………………………….		46,786		64,559
Total	Ps.	384,410	Ps.	272,415

21. Income from Services and Expenses on Services

Income from Services

Commissions earned consist of the following for each period:

	June 30,
	2016		2015		2014

Loan servicing fees from third parties…..………….	Ps.	50,844	Ps.	37,240	Ps.	30,854
Commissions for credit cards……...…………………		1,573,624		1,048,855		705,143
Other …..……………………………………………		158,653		209,230		130,619
Total	Ps.	1,783,121	Ps.	1,295,325	Ps.	866,616

Other income from services is comprised of the following for each period:

June 30,

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2016		2015		2014

Reimbursement of loan expenses paid by third parties………………………………………..………	Ps.	26,088	Ps.	19,547	Ps.	37,289
Income from services from PROCREAR (note 31)…		244,130		106,619		30,947
Other (*)….…………………………………………		554,535		607,096		287,917
Total	Ps.	824,753	Ps.	733,262	Ps.	356,153

(*) For the twelve-month periods ended June 30, 2016, 2015 and 2014, includes Ps. 426,829, Ps. 525,516 and Ps. 235,379, respectively, related to other income services granted by Tarshop.

Expenses on Services

Commissions expensed consist of the following for each period:

	June 30,
	2016		2015		2014

Structuring and underwriting fees…………………..	Ps.	54,879	Ps.	16,466	Ps.	14,254
Retail bank originations……………………………...		12,073		7,690		6,327
Collections…………………………………………...		303		181		159
Aerolíneas Argentinas co-branding…………………		50,952		27,329		11,398
Services on loans……………………………………..		754,359		452,188		373,412
Commissions paid to real estate agents…………….		45,056		36,688		40,707
Total	Ps.	917,622	Ps.	540,542	Ps.	446,257

22. Other Miscellaneous Income and Miscellaneous Expenses

Other miscellaneous income is comprised of the following for each period:

	June 30,
	2016		2015		2014

Income on operations with premises and equipment and miscellaneous assets…………......................	Ps.	3,592	Ps.	578	Ps.	2,944
Rental income…………….………………………..		2,976		2,267		2,290
Interest on loans to bank staff..…………………….		35,581		31,447		26,601
Income from equity investments.…………………….		34,644		6,641		-
Other…..…………………………………………….		51,852		17,942		15,708
Total	Ps.	128,645	Ps.	58,875	Ps.	47,543

Other miscellaneous expenses are comprised of the following for each period:

	June 30,
	2016		2015		2014

Depreciation of miscellaneous assets………………..	Ps.	310	Ps.	340	Ps.	388
Gross revenue tax……………………………………		9,206		7,126		4,395
Other taxes…………………………………………...		178,828		117,464		78,784
Debit card discounts…………………………………		24,718		20,624		14,285
Credit card and others discounts…………………….		59,807		40,577		43,422
Benefits prepayments………………………………..		2,856		9,268		6,008
Donations……………………………………………		51,026		39,842		24,325

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Amortization of goodwill……………………………		3,430		3,430		3,430
Payment Summary proceedings in financial matters N° 1320 (*)………………………………………….		-		53,632		-
Other …..……………………………………………		47,654		44,417		45,393
Total	Ps.	377,835	Ps.	336,720	Ps.	220,430

 (*) During The fiscal year 2015, the Bank’s Board of Directors granted its approval to the actions undertaken by the Executive Committee concerning the deposit of the penalties imposed on directors, former directors, managers, former managers and statutory auditors and the fact that such amounts were charged against the statement of income in the framework of the Financial Summary Proceedings No. 1320 (Note 30).

23. Balances in Foreign Currency

The balances of assets and liabilities denominated in foreign currency (principally in US dollars and Euros) are as follows:

	US$	Euro	Yen	Total
	(in Pesos)
Assets:
Cash and due from banks…..………..………..	1,222,421	28,210	10	1,250,641
Government and corporate securities..………..	2,351,646	292,729	-	2,644,375
Loans………………..………………………...	1,435,021	-	-	1,435,021
Other receivables from financial transactions...	1,011,013	-	-	1,011,013
Miscellaneous receivables………………….…	136,909	65	-	136,974
Items pending allocation………………..….…	541	-	-	541
Total as of June 30, 2016	6,157,550	321,004	10	6,478,565
Total as of June 30, 2015	3,253,549	18,591	5	3,272,145

Liabilities:
Deposits………………………………………	2,458,279	-	-	2,458,279
Other liabilities from financial transactions….	6,585,111	49	-	6,585,160
Miscellaneous liabilities………………………	12,667	20	-	12,687
Items pending allocation……………………..	496	31	-	527
Total as of June 30, 2016	9,056,553	100	-	9,056,653
Total as of June 30, 2015	3,082,324	101,490	-	3,183,814

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

As of December 31, 2015 and 2014, the Bank estimated income tax by applying the 35% tax rate to its taxable income. The amount determined as income tax was charged against income for the fiscal period under “Income Tax”. The provision for income tax is recorded under “Miscellaneous Liabilities – Other”.

The Bank has a tax net operating loss carry forward of Ps. 143,435 and Ps. 59,690 at June 30, 2016 and 2015, respectively.

25. Presumptive Minimum Income Tax

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

As of June 30, 2016 Tarshop recorded the Ps.76,144 tax credit.

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

As of June 30, 2016, the Bank's capital stock consists of:

Shareholder	Class of Shares	Number of Shares	Total % Ownership	Voting Rights
Argentine government (through FFFRI) (b)	A	665,499,426	44.4%	1 vote
Banco Nación, as trustee for the Bank's Programa de Propiedad Participada (a)	B	57,009,279	3.8%	1 vote
Argentine government (through FFFRI)	C	75,000,000	5.0%	1 vote
Public investors (c) (d)	D	702,491,295	46.8%	3 votes
		1,500,000,000	100.0%
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

On December 2, 2015, the Bank took notice of an observation raised by the Superintendent of Financial Institutions reporting to the Argentine Central Bank with regard to the insurance business developed by Banco Hipotecario S.A. through BHN Vida S.A. and BHN Seguros Generales S.A.

The observation requires the enforcement of the credit scoring regulations, which impose a 12.5% limit on interests in the capital stock and voting rights of other companies.

In reply, the Bank has claimed that such observation should be revised, in that the Bank is allowed to conduct the business in question pursuant to the Privatization Law No. 24,855 and

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

its regulations, in particular Decree No. 1394/98, as continuing company of Banco Hipotecario Nacional, as set forth in the first paragraph of this Note.

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

On August 3, 2010 the proceeds of the offer and the balance of the shares referred in the preceding paragraph were made available to the holders of the Stock Appreciation Rights (StAR) coupons. With the above-mentioned offering, 999,312 Class D shares were sold in excess of those required to pay off the obligation previously mentioned. In connection with such excess sale, Ps. 554 were recorded as retained earnings to reflect the addition of the shares to the entity’s equity, which took place on January 29, 2009 as detailed in this note, and a further Ps. 834 were booked as Additional paid-in capital for the difference between the value as added to the entity’s equity and the sales value.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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
The Ordinary General Shareholders’ Meeting, held on April 13, 2011, resolved to distribute the income for the year ended on December 31, 2010 as follows: Ps. 39,063 (20%), to be applied to the

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

legal reserve Ps. 100,000 (61.59%), to be paid out as cash dividends on ordinary shares, and the balance, after the Board’s remuneration, to be maintained as retained earnings. On September 20, 2012, the BCRA reported that there were no objections against the Bank’s distribution of cash dividends for Ps. 100,000, as requested. For such reason, on October 10, 2012 such cash funds were made available to the shareholders.

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

On July 12, 2016 by means of Communication "A" 6013 the Argentine Central Bank published the updated text on “Distribution of profits” effective as from January 1, 2016 by means of Communication “A” 5827 and supplementary rules. The provisions of this communication aim at converging towards international principles and standards, among other changes, they stablish additional capital margins.

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

	June 30,
	2016		2015
Commitments to extend credit
Mortgage loans and other loans (a)….……………...	Ps.	165,636	Ps.	291,342
Credit card loans (b)…..……………………..…….		22,947,873		14,049,429
Clearing items in process (c)..…………………………		234,515		137,944
Other guarantees (d)………………………………….		483,644		57,739

(a)
Commitments to extend credit are agreements to lend to a customer at a future date, subject to such customers meeting of pre-defined contractual milestones. Typically, the Bank will commit to extend financing for construction project lending on the basis of the certified progress of the work under construction. Most arrangements require the borrower to pledge the land or buildings under construction as collateral. In the opinion of management, the

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

()
Bank’s outstanding commitments do not represent unusual credit risk. The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of those commitments.

(x)
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

( )
The Bank accounts for items drawn on other banks in memorandum accounts until such time as the related item clears or is accepted. In the opinion of management, the Bank’s risk of loss on these clearing transactions is not significant as the transactions primarily relate to collections on behalf of third parties.

( )
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

● First half of 2015
Financial institutions must prepare and file their own convergence plan and provide the name of the compliance officer appointed to such end.

Disclosure of guidelines to be observed by institutions regarding reconciliations are to be filed with the BCRA.

● Second half of 2015
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

● Year 2016
According to the method and frequency established in due course, institutions shall continue to report to the BCRA the degree of progress made by them in the IFRS convergence process. In

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

● Year 2017
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

● Year 2018
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

Half-yearly reports must be made to the BCRA, showing the progress made in the Implementation Plan. The first due date of this presentation operates on September 30, 2015. Each half-yearly report shall include a report issued by the Internal Audit Department.

As of June 30, 2016, there have been two presentations relating to the progress of the plan on September 30, 2015 and March 31, 2016. Both presentations were approved by the Board of the entity and were accompanied by an audit report approved by the internal Audit Committee.

On March 31, 2016, was sent to BCRA the reconciliation of assets and liabilities captions applying IFRS as of December 31, 2015, following the guidelines established by Communication " A" 5844, together with the special report the External Auditor.

Subsequently, reconciliations of the balances as of June 30 and December 31 must be sent, operating its due date on September 30 and March 31 respectively, until the B.C.R.A. arrange for its discontinuity. The information must be accompanied by a special report of the External Auditor.

30. Commencement of summary proceedings
I –Summary Proceedings before administrative authorities:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

In the legal counsel’s opinion, at the current stage of the proceedings and based on the precedents existing at the UIF in connection with similar cases, it is estimated that there are chances of imposing an administrative penalty. The estimated and provisioned as of December 31, 2015 amounts to Ps. 20.

2.
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

On July 3, 2015 the writ containing the defenses and arguments was filed with the Central Bank and the relevant evidence was offered.

On April 12, 2016 the Argentine Central Bank ordered the production of evidence by the parties, and all evidence previously offered was produced.

In the legal counsel’s opinion, at the current stage of the proceedings there are legal and factual arguments that generate reasonable expectations that the physical persons named defendants will be acquitted. For such reason, no allowances have been created in this regard.

3.
       On August 11, 2015, we were notified of Resolution No. 76/15 adopted by the chairman of the Unidad de Información Financiera, which initiated a summary proceeding (sumario) against us, our Board of Directors (Eduardo Sergio Elsztain, Mario Blejer, Diego Luis Bossio, Mariana González, Edgardo Luis José Fornero, Ada Mercedes Maza, Mauricio Elías Wior, Saúl Zang, Ernesto Manuel Viñes, Gabriel Adolfo Gregorio Reznik, Jacobo Julio Dreizzen, Pablo Daniel Vergara del Carril and Carlos Bernardo Pisula) and our compliance officer for an alleged violation to section 21 a) of Law No.25,246 and to Resolution No.121/11. The UIF initiated the proceeding after an audit by the Central Bank in 2013 detected certain weaknesses in our internal anti-money laundering controls. As of the date of this offering memorandum, we have not established any provisions in connection with this proceeding. According to that resolution, the Bank and its directors would have incurred - "prima facie" - in certain defaults related to the way customers are identified, monitoring parameters , the definition of the risk matrix and the updating procedures of background and profiles of customer, among others.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

On September 23, 2015, the Bank raised depositions and defenses with the UIF along with documentary evidence and produced informative evidence, IT expert opinions and oral evidence. On April 13, 2016, the production of evidence was ordered and all evidence was duly produced.

Based on the UIF’s backround on similar cases, the Bank is likely to be imposed an administrative fine. Therefore, it was deemed reasonable to create an allowance for this contingency amounting to Ps. 20, which was booked on October 22, 2015.

4. On February 15, 2016 the Bank was notified of Resolution No. 1014 issued by the Superintendent of Financial and Exchange Institutions by which it was decided to conduct summary (Summary No. 1486) under the terms of Article 41 of the Financial Institutions Law to Banco Hipotecario SA and its president Mr. Eduardo S. Elsztain for alleged violation of the rules of Communication "A" 4490 because of his failure to report -within the deadline set by the legislation applicable-, the appointment of new directors by the shareholders’ meetings held on 27 March and 24 April 2013, and having belatedly submitted documentation related to these directors. It is worth mentioning that in all cases tried to regular and alternate directors designated by the National State.

On 29 February 2016 the defenses and rebuttals were presented and accompanied the documentary evidence, which examined by the Management Contentious Financial Affairs in the Central Bank.

in light of the likelihood that the Bank could be imposed an administrative fine, it was deemed reasonable to create an allowance for this contingency amounting Ps.560, which was booked as of the closing date of these financial statements

5. On May 10, 2016 the Bank was notified of Resolution No 219 dated April 22, 2016 handed down by the Superintendent of Financial and Foreign Exchange Institutions in order to commence summary proceedings (Summary Proceedings file No. 6845) in the terms of Section 8 of the Foreign Exchange Criminal Law No. 19,359 (as signed into law pursuant to Decree No. 480/95) against Banco Hipotecario S.A. its former Manager Mr. Ricardo José González and Mrs. Luciana Sabrina Fusco and Liliana Elisabeth Sabella, on grounds of alleged breach of the rules contained in Communication “A” 5318 and “5322”, as supplemented, consisting in allegedly selling foreign currency for US$ 69,620 under residential mortgage transaction, without fulfilling the requirements set forth in the above mentioned communications.

Notice was taken of the proceedings and a request was filed for extending the deadline for filing the relevant defenses and arguments.

6. Banco de Crédito y Securitización S.A. has been notified of Resolution No. 401 dated September 7, 2012 handed down by the BCRA’s Superintendent of Financial and Exchange Institutions, ordering to start summary proceedings against this Bank and its Chairman, Mr. Eduardo S. Elsztain, due to the late filing of documentation related to the appointment of the Bank’s authorities. On October 9, 2012, the defenses and arguments of the Bank’s rights were filed. Subsequently, the Bank was notified of Resolution No. 729 dated October 23,

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

2013 which imposed on the Bank and its president Punishment of Call of Care by Article 41 paragraph 1 of the Law of Financial Institutions.

Through such resolution determined fines of Ps. 320 and Ps. 393 to the bank and its directors (Eduardo S. Elsztain and Ernesto M. Viñes ), respectively. Such amounts were charged as a loss as of December 31, 2015.

BACS and the Directors filed an appeal against Resolution No. 690 in due course. The appeals are pending resolution by Panel IV of the National Court of Appeals in Federal Administrative Contentious Matters in the action styled “BACS BANCO DE CRÉDITO Y SECURITIZACIÓN S.A. ET AL V. BANCO CENTRAL DE LA REPÚBLICA ARGENTINA, in re. Financial Institutions Law No. 21,526, Section 42, Direct Appeal” (Case File No. 51,471/2015).

7. On November 25, 2014, Tarshop S.A. was notified by the Financial Information Unit that summary proceedings had been filed, identified under Resolution No. 234/14, for potential formal violations derived from the alleged non-compliance with Section 21, paragraph a) of Law 25,246 and UIF Resolutions No. 27/11 and 2/12. Summonses were sent to the Company (Tarshop S.A.), its Compliance Officer (Mauricio Elías Wior) and the Directors then in office (Messrs. Eduardo Sergio Elsztain, Saúl Zang, Marcelo Gustavo Cufré and Fernando Sergio Rubín) for them to file their defenses. In the legal counsel’s opinion, at the current stage of the proceedings and based on the precedents existing at the UIF in similar cases, it is likely that a penalty be imposed under the scope of the administrative proceedings. For such reason, allowances for Ps. 360 have been recorded in this regard.

II –Summary Proceedings pending Court Decision

1.
        On October 31, 2014, BHSA was notified of Resolution No. 685 dated October 29, 2014 handed down by the Superintendent of Financial and Foreign Exchange Institutions in the summary proceedings in financial matters No. 1320 whereby the Bank and its authorities had been charged, on one hand, with the violation of the rules governing financial aid to the Non-Financial Public Sector, with excess over the limits of fractioned exposure to credit risk from the non-financial public sector, with excess in the allocation of assets to guarantee, with failure to satisfy minimum capital requirements and with objections against the accounting treatment afforded to the “Cer Swap Linked to PG08 and External Debt” transaction and on the other hand, with delays in communicating the appointment of new directors and tardiness in the provision of documentation associated to the directors recently elected by the shareholders’ meetings.

Resolution No. 685 then fined Banco Hipotecario S.A. with Ps,4,040 and also fined BHSA’s directors (Eduardo S. Elsztain; Jacobo J. Dreizzen; Carlos B. Písula; Edgardo L. Fornero; Gabriel G. Reznik; Pablo D. Vergara del Carril; Ernesto M. Viñes; Saul Zang; Mauricio E. Wior), former directors (Clarisa D. Lifsic de Estol; Federico L. Bensadón; Jorge L. March and Jaime A. Grinberg), statutory auditors (Messrs. Ricardo Flammini; José D. Abelovich; Marcelo H. Fuxman; Alfredo H. Groppo; and Martín E. Scotto), the Area Manager Gustavo D. Efkhanian and former managers (Gabriel G. Saidón and Enrique L. Benitez) for an aggregate amount of Ps.51,581.8. Under this decision, former Statutory Auditor Ms. Silvana M. Gentile was acquitted.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

Such deposit, including the amount corresponding to the fine imposed on the Bank and the respective legal costs, totaled Ps. 57,671.9. Out this amount, Ps. 53,631.9 were computed as losses for this period in the manner described in the Minutes of the Meeting held by Banco Hipotecario S.A.’s Executive Committee on July 2, 2015 and in the Minutes of the Board Meeting held on July 15, 2015, and Ps. 4,040 were covered by a provision made in fiscal year 2014.

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

The request for injunction were rejected and the Court made progress in the proceedings for enforcing the fines against each of the defendants. For such reason, a request was made for applying the amounts subject to attachments to the payment of the relevant fines.

2.
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

Moreover, on October 8, 2013, the Bank was notified of Resolution No. 720 handed down by the Superintendent of Financial and Foreign Exchange Institutions, ordering to commence summary proceedings against the Bank and its Organization and Procedures Manager, Mr. Christian Giummarra, and the former Systems Manager, Ms. Aixa Manelli (Summary Proceedings No. 5529 on Foreign Exchange Matters) in accordance with Section 8 of the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario) –as amended by Decree 480/95- charging them with alleged violation of the foreign exchange laws in selling foreign currency to persons prohibited from trading foreign currency by the Argentine Central Bank. The cumulative amount derived from the alleged violation in the sale of foreign currency is around US$ 86.4 thousand. The relevant defenses and arguments were filed and evidence was offered in support of all the defendants subject to the summary proceedings. The BCRA opened the discovery stage, and evidence was produced in due

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

time. Once the discovery stage came to a conclusion, the attorneys submitted their closing arguments. In mid- September 2015 the summary in which both actions were accumulated) was sent by the Central Bank to Economic Criminal Justice for sentencing. Involving the Court with jurisdiction over Criminal Economic Matters No.2 (Dr. Pablo Yadarola) - Secretary No. 3 (Dr. Fernando Stockfisz) ..

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

3.
On August 26, 2014, the Bank was notified of the Resolution passed by the Superintendent of Financial and Foreign Exchange Institutions No. 416 dated August 7, 2014 ordering the start of Summary Proceedings No. 5843 in the terms of Section 8 of the Foreign Exchange Criminal Regime Law No. 19,359 (as signed into law pursuant to Decree No. 480/95). In the above-mentioned summary proceedings, Banco Hipotecario, its directors (Messrs. Eduardo S. Elsztain; Jacobo J. Dreizzen; Edgardo L. Fornero; Carlos B. Písula; Gabriel G. Reznik; Pablo D. Vergara del Carril; Ernesto M. Viñes; Saul Zang; and Mauricio E. Wior) and former directors (Ms. Clarisa D. Lifsic de Estol and Mr. Federico L. Bensadón), and two former managers (Messrs. Gabriel G. Saidón and Enrique L. Benitez), are charged with failure to comply with the rules disclosed by Communication “A” 3471 (paragraphs 2 and 3) and by Communication “A” 4805 (Paragraph 2.2.) due to certain transfers of currency made abroad between August and October 2008 to guarantee the “CER Swap Linked to PG08 and External Debt” swap transaction for a total of US$ 45,968 thousand, without the authorization of the Argentine Central Bank. BHSA has been allowed to review the proceedings (case file No. 100.308/10) which are being handled by the Argentine Central Bank’s Department of Foreign Exchange Contentious Matters. The relevant defenses and arguments were filed in support of the subjects to the summary proceedings. The BCRA opened the discovery stage on March 16, 2015. Evidence was produced and the counsels for the defense’s allegations were raised in due time. Upon conclusion of the administrative stage of the proceedings, the case file was sent to the Courts with Jurisdiction over Criminal Economic Matters. On November 18, 2015, the Court with Jurisdiction over Criminal Economic Matters No. 3, presided by Dr. Rafael E. Caputo, Clerk’s Office No. 5, determined that it lacked jurisdiction to hear the case; therefore, the proceedings were forwarded to the Court with Jurisdiction over Criminal Economic Matters No. 2, which has still not determined whether it has competent jurisdiction

In the legal counsel’s opinion, at the current stage of the proceedings there are legal and factual arguments that generate reasonable expectations that the physical persons named defendants and Banco Hipotecario S.A. will be acquitted and that therefore, there are low chances that the Bank will be subject to the economic sanctions set forth by the Criminal Foreign Exchange Regime Law (Ley de Régimen Penal Cambiario). For such reason, no allowances have been created in this regard.

III –Concluded Summary Proceedings

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

The defenses to which the Bank is entitled were raised in due time. Within the period granted to such end, the Bank and the other defendants produced the evidence previously offered. As soon as that stage in the procedure came to a conclusion, the counsel for the defense presented their closing arguments and in August 2014, the Argentine Central Bank sent the case file to the competent court (therefore, at present the case is being heard by the Court with Jurisdiction over Criminal Economic Matters No. 7 presided by Judge Juan Galvan Greenway), Clerk’s office No. 13, presided by Ms. Mariana Zavala Duffau.
. III – BANCO HIPOTECARIO S.A., Clarisa Diana LIFSIC, Eduardo Sergio Elsztain, Gabriel Adolfo Gregorio REZNIK, Pablo Daniel VERGARA DEL CARRIL, Ernesto Manuel VIÑES, Saúl ZANG, Edgardo Luis José FORNERO, Federico León BENSADON, Jacobo Julio DREIZZEN, Jorge Miguel GROUMAN, Gabriel Gustavo SAIDON, Julio Augusto MACCHI and Carlos Bernardo PISULA WERE FULLY RELEASED OF LIABILITY for the other charges pressed against them in this action in connection with violation of the Criminal Foreign Exchange Regime Law under these summary proceedings filed by the Argentine Central Bank regarding the transactions recorded under slips Nos. 40729 and 41288 (according to the charges pressed in each case) as the alleged conducts did not match with any of the offenses set forth by law. IV – NO COURT COSTS WERE AWARDED (pursuant to Sections 143 and 144 Code of Criminal Procedure).
On April 29, 2016, final judgement was passed, whereby: I- The criminal charges files against Banco Hipotecario S.A., Clarisa Diana Lifsic, Eduardo Sergio Elsztain, Gabriel Adolfo Gregorio Reznik, Pablo Daniel Vergara Del Carril, Ernesto Manuel Viñes, Saul Zang, Julio Augusto Macchi, Carlos Bernardo Pisula, Edgardo Luis José Fornero, Federico León Bensadón and Gabriel Gustavo Saidón in connection with the transactions recorded under slips No. 21683, 21749, 22065, 22136, WERE DECLARED PARTIALLY STATUTE BARRED and the above mentioned persons WERE PARTIALLY ACQUITTED as concerns the above mentioned deeds (Section 19 of Law 19,359 and Section 434 and 443, subsection 3 and 454 of the Code of Criminal Procedure). II The criminal charges filed against Jacobo Julio Dreizzen and Jorge Miguel Grouman, in connection with the transactions recorded under slips No. 31034, 31042, 37270, 37973, 38476, 38511, 38651, 38693, 40005, 40066, 40190, 40304, 40687 and 40688 WERE DECLARED PARTIALLY STATUTE-BARRED and the above mentioned persons WERE PARTIALLY ACQUITTED as concerns the above mentioned deeds (Section 19 of Law 19,359 and Section 434 and 443, subsection 3, and 454 of the Code of Criminal Procedure). III –Banco Hipotecario S.A., Clarisa Diana Lifsic, Eduardo Sergio Elsztain, Gabriel Adolfo Gregorio Reznik, Pablo Daniel Vergara del Carril, Ernesto Manuel Viñes, Saúl Zang, Edgardo Luis José Fornero, Federico León Bensadón, Jacobo Julio Dreizzen, Jorge Miguel Grouman, Gabriel Gustavo Saidón, Julio Augusto Macchi and Carlos Bernardo Pisula WERE FULLY RELEASED OF LIABILITY for the other charges pressed against them in this action in connection with violation of the Criminal Foreign Exchange Regime Law under these summary proceedings filed by the Argentine Central Bank regarding the transactions recorded under slips Nos. 40729 and 41288 (according to the charges pressed in each case) as the alleged conducts did not match with any of the offenses set forth by law. IV – IV – NO COURT COSTS WERE AWARDED (pursuant to Sections 143 and 144 Code of Criminal Procedure).

As no appeal was lodged against it, the judgment became firm and conclusive.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

       On October 7, 2014, BHSA had been notified of Resolution No. 513 dated August 16, 2014 handed down by the Superintendent of Financial and Foreign Exchange Institutions in the summary proceedings in financial matters No. 1365 (on grounds of alleged failure to comply with the minimum requirements in terms of internal controls under Communication “A” 2525) whereby Banco Hipotecario S.A. was imposed a fine for Ps. 112 and its directors (Messrs. Pablo D. Vergara del Carril; Carlos B. Písula, Eduardo S. Elsztain, Jacobo J. Dreizzen, Gabriel G. Reznik; Edgardo L. Fornero; Ernesto M. Viñes; and Saul Zang) and former directors (Ms. Clarisa D. Lifsic de Estol and Messrs. Jorge L. March; and Federico L. Bensadón).

As required by Section 42 of the Law of Financial Institutions, the fines were paid and the relevant appeal was lodged with the National Appellate Court with Federal Jurisdiction over Contentious and Administrative Matters against the above-mentioned resolution. The fine of 112 thousand pesos was timely provisioned and paid by the Bank.

Under judgment dated June 21, 2016, the National Appellate Court with Federal Jurisdiction over Contentious and Administrative Matters – Panel IV, dismissedthe appeals lodged by Banco Hipotecario S.A. and the defendant directors, and awarded court costs against the losing appellants. The judgement became final and conclusive.

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

In addition to the obligations imposed on it under the Trust Law and the Commercial Code, the Trustee is required to:
● perform the obligations set forth in the Trust Agreement and follow the instructions imparted on it by the Executive Committee;
● carry out its duties as Trustee with the loyalty, diligence and prudence of a good businessman acting on the basis of the trust placed on him;
● exercise the powers granted to it under the Agreement, and preserve the Trust Assets;

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

● use the Trust Assets for lawful purposes, in accordance with the provisions of the Agreement and following the Executive Committee’s instructions;
● identify the Trust Property and record it in a separate accounting system, segregated from its own assets or the assets of other trusts held by it at present or in the future in the course of its business;
● prepare the Trust’s financial statements, hire the relevant audit firms and comply with the applicable disclosure regulations;
● insure the Trust Assets against risks that could affect their integrity;
● invest or reinvest the Trust’s funds in accordance with the provisions of the Agreement and following the instructions imparted by the Executive Committee.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

33. Resolutions issued by the Argentine Central Bank

Financing line for production and financial inclusion

Under Communication “A” 5874 dated December 31, 2015, the Argentine Central Bank revised the name of the credit line in effect since 2012 and started to publish the “Credit line for production and financial inclusion purposes”.

The new line will become effective on the first half of 2016. The financial institutions subject to the provisions of this circular must record a lending balance under this credit line amounting to at least 14% of the deposits from the non-financial private sector in pesos, calculated taking into account the monthly average daily balances of November 2015, being able to attribute all the balances of loans disbursed through the "Line of credit for productive investment " in so far as the case of destinations also supported by this line.

At least 75% of the quota must be granted to SMEs. In calculating the quota, the average daily balances of outstanding loans during the first half of 2016 will be considered. The highest rate applicable under this line should be a fixed nominal rate of 22% per annum for the first 36 months, except for the purchase of portfolio and mortgage loans and loans for the acquisition of rights over trusts for the construction of real property to individuals, which will be a mixed interest rate. For clients who do not qualify as SMEs, the rate will be freely agreed upon.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Finally, under Communication "A" 5975 dated May 17, 2016 the Argentine Central Bank established the 2016 second quota under the "Fianncing line of production and financial inclusion", whereby a lending balance equal to at least 15.5 % of the non-financial private sector deposits in pesos, calculated taking into account the monthly average daily balances of May 2016, must be recorded under this line.

At the closing of these financial statements BHSA had recorded in average Ps. 1,401,724 as principal and interest under BHSA’s assets in connection with this credit line.

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

It has been determined that starting on July 27, 2015 the rates can’t be less than the product arising from the last reference interest rate and a coefficient according to the original term of the imposition, as follows:

 - from 30 to 44 days: 0.91
- from 45 to 59 days: 0.93
- from 60 to 89 days: 0.97
- from 90 to 119 days: 0.97
- from 120 to 179 days: 0.98
- from 180 days or more: 0.99

These minimum rates apply to all Peso-denominated term deposits of up to Ps.1,000 on behalf of holders who are human and / or legal persons.

Finally, the Argentine Central Bank provides that failure to comply with the minimum rate level shall result in an increase in minimum cash requirements in Pesos for an amount equivalent to all relevant term deposits for the month following that when the failure to comply takes place. No offsets among term deposits are allowed. In addition to the foregoing, summary proceedings shall be commenced in accordance with the guidelines laid down by the Superintendent of Financial and Foreign Exchange Institutions.

This regulation was repealed by the Argentine Central Bank through Communication “A” 5853, as described in the following item.

Interest rates on lending transactions. Financing subject to interest rate regulation by the Central Bank.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

On December 17, 2015, under Communication "A" 5853 the BCRA repealed the above mentioned Communications and thus eliminated any regulation on rates, for both lending transactions and term deposits. This new rule will became applicable to any loans agreed upon from December 17, 2015 onwards.

However, the BCRA provides that financial institutions shall disclose the total financial cost of lending transactions (by displaying it at their offices and in press ads) subject to specific typeface size requirements.

Moreover, it establishes a timetable for violations detected until June 30, 2016 for transactions subject to regulated interest rates, i.e., those outstanding as of December 16, 2015; and for violations detected from January 1, 2016 onwards, the provisions set forth in Communication “A” 5849 shall apply.

The mechanism provided in such rule imposed the obligation to reimburse the excess amount collected and any expenses incurred by clients in filing their claims.

Protection granted to users of financial services

On March 23, 2016 following Communication "A" 5928 the Argentine Central Bank decided that all savings accounts shall be free of charge, including the use of debit cards and that the fees charged by the bank can be raised by up to twenty percent (20%), insofar as the customer is informed of these increases at least 60 days before their effective application in the case of products sold for a price. Bank shall be free to determine the fees to be charged by them starting September 1, 2016.

Financial institutions shall be under duty to inform their competitors’s prices when they decide to change a price and to insert a highlighted hyperlink on their website with the name "Price Comparison " leading to BCRA’sweb page which will show the charges applied by peer banks on their different products.

Finally, under Communication "A" 5993 dated June 22, 2016 the Argentine Central Bank put an end to the "Financial service fees and/or charges " reporting scheme and establishes a new transparency reporting scheme, whereby financial institutions are required to disclose on a monthly basis the fees and charges of the products and/or services offered to users of financial services.

Assignment of financial and foreign exchange institutions’ foreign currency position

On December 17, 2015 under Communication "A " 5828, the BCRA provided that financial institutions authorized to carry out foreign exchange transactions, should sell to the BCRA their positive foreign currency position as of the closing of business on December 16, 2015 valued at reference exchange rate prevailing on such date, and could then repurchase it in full, on December 17, 18 or 21, 2015 at the reference exchange rate prevailing on the repurchase date.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

In orden to exercise this option, the institutions filed a notice signed by their highest local authority by 10 a.m. on the selected repurchase date, sent to the General Transactions Sub-Management Department, giving express notice of their decision to effect such repurchase.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

The following tables summarize the main reconciling items between Argentine GAAP and U.S. GAAP:

Reconciliation of net income:
		June 30,
		2016	2015	2014
Net income as reported under Argentine Banking GAAP	Ps.	1,115,530	537,190	627,027
U.S. GAAP adjustments:
- Loan origination fees and costs………………….	(a)	(131,794)	(19,325)	27,525
- Loan loss reserve ....………………………………	(b)	(30,165)	(30,703)	(29,677)
- Derivative financial instruments...……………….	(c)	-	876	(941)
- Government securities …………………………...	(d)	(12,429)	18,230	(17,669)
- Financial liabilities……….………………………	(e)	77,581	2,709	4,136
- Securitizations…………………..………………..	(f)	(41,251)	16,434	(10,725)
- Intangible assets………………………………….
Software costs……………………………..…	(g)	1,522	(26,525)	(18,396)
Other intangible assets……………………….	(g)	59	(3,156)	(4,793)
Business combinations………...………...…..	(g)	990	991	989
- Impairment of fixed and foreclosed assets.……...	(h)	1,116	944	983
- Miscellaneous assets.………………………..…...	(n)	(30,848)	-	-
- Vacation provision..……………………………..	(j)	(17,010)	(17,302)	(18,955)
- Insurance technical reserve..…………………….	(k)	(960)	2,780	1,398
- Capitalization of interest cost…….………………	(l)	(4,001)	775	301
- Financial guarantees issued...…….………………	(m)	(1,209)	-	-
- Deferred income tax……………………………..	(o)	94,028	44,673	55,122
- Non-Controlling interest..………………………..	(i)	(5,998)	(13,658)	(11,031)
Net income in accordance with U.S. GAAP	Ps.	1,015,161	514,933	605,294
- Less Net (Gain) / Loss attributable to the Non-Controlling interest……………………………..….	(i)	18,311	4,369	10,284
Net income attributable to Controlling interest in accordance with U.S. GAAP	Ps.	1,033,472	519,302	615,578
Basic and diluted net income per share in accordance with U.S. GAAP		6.937	3.519	4.136
Average number of shares outstanding (in thousands)………………………………………….		1,463,365	1,463,365	1,463,365

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Reconciliation of shareholders’ equity

		June 30,
		2016	2015
Total shareholders' equity under Argentine Banking GAAP	Ps.	5,816,242	4,700,716
U.S. GAAP adjustments:
- Loan origination fees and costs..…………………...	(a)	(222,687)	(90,893)
- Loan loss reserve …………………………………..	(b)	(250,706)	(220,541)
- Government securities…..………….………………	(d)	(4,697)	37,759
- Financial liabilities…...…………………………….	(e)	87,863	10,282
- Securitizations…………………...…………………	(f)	(56,693)	(15,442)
- Intangible assets………………………………….…
Software costs………………………….………	(g)	(62,366)	(63,888)
Other intangible assets……………………...….	(g)	-	(59)
Business combinations….………...………..…..	(g)	(186)	(1,176)
- Impairment of fixed and foreclosed assets…………	(h)	(36,263)	(37,379)
- Miscellaneous assets ……………………….………	(n)	(30,848)	-
- Vacation provision…………………………………	(j)	(74,644)	(57,634)
- Insurance technical reserve…………………………	(k)	(1,299)	(339)
- Capitalization of interest cost………………………	(l)	-	4,001
- Financial guarantees issued...…….………………	(m)	(1,209)	-
- Deferred income Tax……………………….………	(o)	352,931	258,903
- Non-Controlling interest..…………………………..	(i)	130,207	67,957
Total Shareholders’ Equity under U.S. GAAP	Ps.	5,645,645	4,592,267
- Non-Controlling Interest under U.S. GAAP…..…..	(i)	(118,063)	(68,126)
Consolidated Parent Company Shareholders’ Equity under U.S. GAAP	Ps.	5,527,582	4,524,141

Description of changes in shareholders’ equity under U.S. GAAP:

	Total Shareholders’ Equity
Balance as of June 30, 2014	Ps.	4,031,065
Cash dividends		(41,817)
Other Comprehensive Income		15,591
Net income for the twelve-month period in accordance with U.S. GAAP		519,302
Balance as of June 30, 2015	Ps.	4,524,141
Other Comprehensive Income		(30,031)
Net income for the twelve-month period in accordance with U.S. GAAP		1,033,472
Balance as of June 30, 2016	Ps.	5,527,582

a. Loan origination fees and costs

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs on mortgage, personal and credit card loans, different from those originated under the Pro.Cre.Ar program.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

Therefore the shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP for Banco Hipotecario S.A. as of June 30, 2016 and 2015 amounted to Ps. (222,687) and (90,893), respectively.

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

As of June 30, 2016 and 2015, the result of applying ASC 310-10, shows that the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps.60,574 and Ps. 39,753, respectively.

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.

As a result of the analysis mentioned before, the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps. (193,715) and Ps. (129,868), for 2016 and 2015, respectively.

c)
Under Argentine Banking GAAP, loans that were previously charged-off, which are subsequently restructured and become performing loans, are included again in the Bank’s assets, according to the policies adopted by the bank. Under U.S. GAAP recoveries of loans previously charged off should be recorded when received. As of June 2016 and 2015, the Bank recorded an adjustment to shareholders’ equity related to reinstated loans of Ps. (48,146) and Ps. (62,502), respectively.

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

As a result of the analysis mentioned before, the Bank recorded an adjustment to shareholders’ equity for U.S. GAAP purposes of Ps. (69,419) and Ps. (67,924), for 2016 and 2015, respectively.

As a result of analysis performed the breakdown of the shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP between the Bank’s adjustment and the reconsolidated securitization trusts as of June 30, 2016 and 2015 is as follows:

	2016			2015
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity

Migration analysis (*)	412,693	606,408	(193,715)	346,797	476,665	(129,868)
ASC 310-10	84,157	23,583	60,574	91,365	51,612	39,753
Reinstated loans	-	48,146	(48,146)	-	62,502	(62,502)
Subtotal	496,850	678,137	(181,287)	438,162	590,779	(152,617)

(*) Migration analysis of Banco Hipotecario and its subsidiaries.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2016			2015
	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity	Allowances under Arg. Banking GAAP	Allowances under U.S. GAAP	Adjustment to shareholders’ equity

Reconsolidated trusts	196,202	265,621	(69,419)	76,232	144,156	(67,924)
Subtotal	196,202	265,621	(69,419)	76,232	144,156	(67,924)

Total	693,052	943,758	(250,706)	514,394	734,935	(220,541)

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

d. Government securities

The following table summarizes the U.S. GAAP shareholders’ equity adjustment related to other government securities, as of June 30, 2016 and 2015:

	June 30,
	2016		2015

Discount Bonds	Ps.	-	Ps.	(534)
Unquoted Securities issued by the BCRA		1,525		1,352
Bills issued by Provincial Governments		(10,167)		8,472
Other National Government Bonds		3,945		28,469
Total	Ps.	(4,697)	Ps.	37,759

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

●
Discount Bonds
●

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

As of June 30, 2015 and 2015 the Discount Bonds were considered available for sale securities for U.S. GAAP purposes according with ASC 320-10 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.
As of June 30, 2015 the following table shows the amortized cost, book value and fair value of the mentioned bond.

	2015
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

Discount Bonds	9,624	9,624	9,090	(11,013)	(534)

During the period ended June 30, 2016, all Discount Bonds were sold. Therefore, the 2016 U.S. GAAP net income reconciliation includes the reversal of the 2015 shareholders’ equity adjustment of Ps. (534) plus Ps. 534 of gains previously recorded through other comprehensive income, which that are being realized and reversed through the income statement during the period ended June 30, 2016.

●
Other Bonds

Under Argentine Banking GAAP, as of June 30, 2016 and 2015, some National Government Bonds, unquoted securities issued by the BCRA and bills issued by Provincial Governments have been recorded at cost. This value increases monthly on the basis of the internal rate of return resulting from the interest rate which, used as discount, matches the cash flow’s present value with the initial value.

Under U.S. GAAP these securities were considered available for sale securities according with ASC 320 and recorded at fair value with the unrealized gains and losses recognized as a charge or credit to equity through other comprehensive income.
As of June 30, 2016 and 2015 the following table shows the amortized cost, book value and fair value of the mentioned bonds:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	2016					2015
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Unrealized (Loss)/Gain	Shareholders’ equity Adjustment
	(In thousands of $)

Unquoted securities issued by the BCRA	1,251,461	1,251,461	1,252,986	1,525	1,525	1,719,856	1,719,856	1,721,208	1,352	1,352
Bills issued by Provincial Governments	503,200	503,200	493,033	2,259	(10,167)	539,172	539,172	547,644	8,472	8,472

Other National Government Bonds	377,990	377,990	381,935	3,945	3,945	648,921	648,921	677,390	28,469	28,465

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

As of June 30, 2016 the fair value of the Bills issued by Provincial Governments is less than its amortized cost. The Bank as a result of its analysis has determined that, as of June 30, 2016, unrealized losses on some Bills, are not temporary, consequently the Bank has recorded an other-than temporary impairment for U.S. GAAP purposes. Therefore the fair value of the security was determined on the balance sheet date based on their market value and will constitute the new cost basis for the asset. In addition, the bank has performed an impairment analysis for the rest of their portfolio and no other than temporary impairment were detected.

e. Financial liabilities

Bonds
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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Subordinated bonds
On June 22, 2015 BACS Banco de Crédito y Securitización S.A., issued negotiable obligations that are convertible into the Company’s ordinary and book-entry shares for a principal amount of Ps.100,000. The private offering of the convertible negotiable obligations was solely addressed to the Company’s shareholders. IRSA Inversiones y Representaciones Sociedad Anónima subscribed all the convertible negotiable obligations.

Under Argentine Banking GAAP the subordinated negotiable obligations have been recorded at their residual value plus interests accrued.

According to ASC 470-20-25-5, an embedded beneficial conversion feature present in a convertible instrument shall be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid in capital.

As of June 30, 2016 and 2015 the shareholder’s equity adjustment, for both concepts, amounts to Ps. 87,863 and Ps. 10,282, respectively.

f. Securitizations

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

Under U.S. GAAP the primary beneficiary of a variable interest entity (VIE) is required to consolidate its assets and liabilities. An entity is considered a VIE if it possesses one of the following characteristics:

●
  Insufficient Equity Investment at Risk
●
  Equity lacks decision-making rights
●
  Equity with non-substantive voting rights
●
  Lacking the obligation to Absorb an Entity´s Expected Losses
●
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

For U.S. GAAP purposes, as of June 30, 2016 and 2015, the Bank consolidated certain VIE’s in which the Bank had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated their net assets, eliminated the gain or loss recognized on the sale of receivables when the carrying value of transferred credit card receivables differs from the amount of cash and certificates of participation received, eliminated the servicing liabilities and re-established its loan loss reserves under ASC 450-20. See note 33.b. for allowance for loan losses.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

No servicing assets or liabilities have been recognized.

The total shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2016 and 2015 amounted to Ps. (56,693) and Ps. (15,442), respectively.

Additional information required by U.S. GAAP

The Bank adopted ASC 860-10 and ASC 810-10 which require additional disclosures about its involvement with consolidated VIE’s and expanded the population of VIE’s to be disclosed. The table below presents the assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	June 30,
	2016		2015

Cash and due from banks	Ps.	224, 065	Ps.	88,236
Loans (net of allowances)		4,425,255		2,235,655
Other assets		1,181,403		1,149,023
Total Assets	Ps.	5,830,723	Ps.	3,472,914

Debt Securities	Ps.	4,575,569	Ps.	2,868,064
Certificates of Participation		1,062,201		451,365
Other liabilities		192,953		153,485
Total Liabilities	Ps.	5,830,723	Ps.	3,472,914

As of June 30, 2016, the Bank’s maximum loss exposure, which amounted to Ps. 5,830,723, is based on the unlikely event that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Bank’s Balance Sheet. Nevertheless, under Argentine Law the Debt securities will be paid exclusively with the securitized assets.

g. Intangible Assets

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

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2016 and 2015 amounted to Ps. (62,366) and Ps. (63,888), respectively.
Other intangible assets

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2015 amounted to Ps. (59), respectively, related to the contractual position in contracts for the issuance of credit cards and the accounts of customers recorded as intangibles assets for U.S. GAAP purposes.

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

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired, a goodwill amounting to Ps. 29,568 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to Income on a straight-line basis during 60 months. As of June 30, 2016 and 2015 the Bank has a balance of Ps. 12,320 and Ps. 15,277, respectively, related to the goodwill.

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
Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of April 30, 2012, a goodwill amounting to Ps. 4,728 was recorded under Intangible Assets – Goodwill. This goodwill is subsequently charged to income on a straight-line basis during 120 months. As of June 30, 2016 and 2015 the Bank recorded such balance which amounted to Ps. 2,758 and Ps. 3,231, respectively.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

h. Impairment of fixed assets and foreclosed assets
Under Argentine Banking GAAP, fixed assets and foreclosed assets are restated for inflation using the WPI index at February 28, 2003. As such, the balances of fixed assets and foreclosed assets were increased approximately 120%.

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

As of June 2016 and 2015, no additional impairment was recorded in fixed and foreclosed assets.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2016 and 2015 amounted to Ps. (36,263) and Ps. (37,379), respectively. The differences between periods are due to depreciation recorded under Argentine Banking GAAP.

i. Non-controlling interest

Argentine Banking GAAP rules require recording non-controlling interests as a component of the liabilities. ASC 810 requires recording such interests as shareholders’ equity. In addition, the U.S. GAAP adjustment represents the allocation to the non-controlling interest of non-wholly owned subsidiaries of certain U.S. GAAP adjustments related to such subsidiaries.

j. Vacation Provision

The Bank’s policy for vacation benefits is to expense such benefits as taken. For U.S. GAAP purposes, the vacation accrual is based on an accrual basis, where earned but untaken vacation is recognized as a liability.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2016 and 2015 amounted to Ps. (74,644) and Ps. (57,634), respectively.

k. Insurance Technical reserve

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

Therefore, the technical reserves for the twelve-month periods ended June 30, 2016 and 2015 were adjusted for U.S. GAAP purposes. Shareholders’ equity adjustment as of June 30, 2016 and 2015 amounted to Ps. (1,299) and Ps. (339), respectively.

l. Capitalization of interest cost

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
Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2015 amounted to Ps. 4,001, respectively.

m. Financial guarantees issued

During the twelve-month period ended June 30, 2016, the Bank entered into different agreements to guarantee lines of credit of selected customers. As of June 30, 2016, guarantees granted by the Bank amounted to Ps. 463,107.

Under Argentine Banking GAAP the guarantees are recorded in memorandum accounts. As of June 30, 2016, for U.S. GAAP purposes the Bank recognized a liability for the fair value of the obligations assumed at its inception in accordance with the requirements of ASC 460. Such liabilities are being amortized over the expected term of the guarantee. As of June 30, 2016, the fair value of the guarantees less the estimated proceeds from collateral amounted to Ps. (1,209).

As of June 30, 2016, the Bank maintained the following guarantees:

	As of June 30, 2016
	Maximum Potential Payments (*)		Estimated Proceeds from collateral resource		U.S. GAAP adjustment
Financial guarantees	Ps.	463,107	Ps.	4,398	Ps.	(1,209)
	Ps.	463,107	Ps.	4,398	Ps.	(1,209)

(*) The maximum potential payments represent a “worse-case scenario”, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

n. Miscellaneous assets

Under Argentine Banking GAAP, the stock of forms, books, prints, stationery and other assets of a similar nature the entity has to be used in the future, are booked under the caption “Miscellaneous assets”.

For U.S. GAAP purposes, the amounts expensed in these items should be recognized as a cost incurred during the period.

Shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP as of June 30, 2016 amounted to Ps. (30,848).

o. Deferred Income Tax

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

As of June 30, 2016 and 2015, and based on the tax projections performed, the Bank believes that is more likely than not that it will recover the net operating tax loss carry forward and all the temporary differences, with future taxable income.

In a consolidated basis, the Bank has recognized a shareholders’ equity adjustment between Argentine Banking GAAP and U.S. GAAP that amounted to Ps. 352,931 and Ps. 258,903, as of June 30, 2016 and 2015, respectively.

ASC 740 prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2016, there were no uncertain tax positions.

The Bank classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Bank’s overall financial position or results of operations.

The following table shows the tax years open for examination as of June 30, 2016, by major tax jurisdictions in which the Bank operates:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

Jurisdiction	Tax year
Argentina	2011 – 2015

p. Items in process of collection

The Bank does not give accounting recognition to checks drawn on the Bank or other banks, or other items to be collected until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented to the Bank.

The Bank’s assets and liabilities would be increased by approximately Ps. 234,515 and Ps. 137,944, had U.S. GAAP been applied at June 30, 2016 and 2015, respectively.

II.
 Additional disclosure requirements:

q. Fair Value Measurements Disclosures

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

●
Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●
Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●
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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

Assets (by Class of asset)

a)
Securities

As of June 30, 2016 and 2015 the Bank’s securities are classified within level 1of the valuation hierarchy using quoted prices available in the active market. Level 1 securities includes government bonds and instruments issued by BCRA and corporate securities. Furthermore the Bank´s instruments issued by BCRA with no volatility published by the BCRA and bills issued by Provincial Governments are classified within Level 2 using quoted prices available of similar assets.

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

The following table presents the financial instruments, by class of asset and liabilities, carried at fair value as of June 30, 2016 and 2015, by ASC 820-10 valuation hierarchy (as described above).

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Balances as of June 30, 2016
	Total carrying value	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)
ASSETS

Government and corporate securities
Trading securities	2,592,155	2,592,155	-	-
Available for sale securities	894,122	727,009	167,113	-
Instruments issued by the BCRA	1,296,723	1,263,657	33,066	-
Corporate securities	490,538	490,538	-	-

Other receivables from financial transactions
Trading securities	903,031	903,031	-	-
Available for sale securities	260,298	260,298	-	-
Futures	50,637	50,637	-	-

Miscellaneous assets
Trading securities	14,350	14,350	-	-

TOTAL ASSETS AT FAIR VALUE	6,501,854	6,301,675	200,179	-

LIABILITIES

Other obligations from financial transactions
Trading securities	(792,149)	(792,149)	-	-
Available for sale securities	(71,880)	(53,307)	(18,573)	-
Futures	(37,864)	(37,864)	-	-

Deposits
Trading securities	(776,687)	(776,687)	-	-

TOTAL LIABILITIES AT FAIR VALUE	(1,678,580)	(1,660,007)	(18,573)	-

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

q. Credit Risk disclosures

Allowance for credit losses and recorded investments in financial receivables

The following table presents the allowance for account receivables losses and the related carrying amount of Financing Receivables for the periods ended June 30, 2016 and 2015 respectively:

	As of June 30, 2016
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	19,621	Ps.	19,621
Ending balance: collectively evaluated for impairment		920,175		3,962		924,137
Ending Balance	Ps.	920,175	Ps.	23,583	Ps.	943,758
Financing receivables:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	21,635	Ps.	21,635
Ending balance: collectively evaluated for impairment		19,821,668		7,646,522		27,468,190
Ending Balance	Ps.	19,821,668	Ps.	7,668,157	Ps.	27,489,825

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2015
	Consumer Loan Portfolio		Commercial Loan Portfolio		Total
Allowance for credit losses:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	26,410	Ps.	26,410
Ending balance: collectively evaluated for impairment		683,323		25,202		708,525
Ending Balance	Ps.	683,323	Ps.	51,612	Ps.	734,935
Financing receivables:
Ending balance: individually evaluated for impairment	Ps.	-	Ps.	44,496	Ps.	44,496
Ending balance: collectively evaluated for impairment		15,266,470		6,853,897		22,120,367
Ending Balance	Ps.	15,266,470	Ps.	6,898,393	Ps.	22,164,863

The activity in the allowance for loan losses for period is as follows:

	As of June 30,
	2016		2015
Allowance for credit losses:
Beginning Balance	Ps.	734,935	Ps.	596,656
Charge-offs		(177,834)		(267,694)
Provision for loan losses		386,657		405,973
Ending Balance	Ps.	943,758	Ps.	734,935

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

The following table discloses the amounts of loans considered impaired in accordance with ASC 310 updated by ASU 2010 - 20, as of June 30, 2016 and 2015:

	As of June 30, 2016
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	-	Ps.	-	Ps.	-

With an allowance recorded:
Commercial
Impaired Loans	Ps.	21,635	Ps.	18,389	Ps.	19,621
Total	Ps.	21,635	Ps.	18,389	Ps.	19,621

	As of June 30, 2015
	Recorded Investment		Unpaid Principal Balance		Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	Ps.	-	Ps.	-	Ps.	-

With an allowance recorded:
Commercial
Impaired Loans	Ps.	44,496	Ps.	37,658	Ps.	26,410
Total	Ps.	44,496	Ps.	37,658	Ps.	26,410

The average recorded investment in impaired loans amounted Ps. 1,983 and Ps. 42,349, as of June 30, 2016 and 2015, respectively. There is no amount of interest income recognized during the time within the period that the loans were impaired.

Non-accrual accounts receivables and Past due

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk” and “Uncollectible”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency” and “Uncollectible”.

The following table represents the amounts of nonaccruals, as of June 30, 2016 and 2015, respectively:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30,
	2016		2015
Consumer
Advances	Ps.	342	Ps.	187
Mortgage Loans		26,996		30,739
Personal Loans – BHSA		100,484		88,514
Personal Loans – Financial trusts		92,396		52,827
Personal Loans – Tarshop		-		-
Credit Card Loans – BHSA		152,892		115,792
Credit card Loans – Tarshop		316,083		109,319
Total Consumer	Ps.	689,193	Ps.	397,378
Commercial
Performing Loans	Ps.		Ps.
Impaired Loans		21,635		44,496
Total Commercial	Ps.	21,635	Ps.	44,496

Total Non accrual loans	Ps.	710,828	Ps.	441,874

An aging analysis of past due account receivables, segregated by class of account receivables, as of June 30, 2016 and 2015 was as follows:

	As of June 30, 2016
	30-90	91-180	181-360
	Days Past	Days Past	Days Past	Greater	Total Past	Current	Total
	Due	Due	Due	than 360	Due		Financing
Consumer
Advances	266	107	218	17	608	12,701	13,309
Mortgage Loans	25,838	5,163	4,409	17,424	52,834	2,536,670	2,589,504
Personal Loans – BHSA	111,179	46,890	53,051	543	211,663	2,916,970	3,128,633
Personal Loans – Financial trusts	8,648	9,994	33,458	48,944	101,044	131,044	232,088
Personal Loans – Tarshop	3,787	-	-	-	3,787	92,804	96,591
Credit Card Loans – BHSA	111,061	78,226	74,571	95	263,953	9,627,352	9,891,305
Credit card Loans – Tarshop	139,332	162,809	148,651	4,623	455,415	3,414,823	3,870,238
Total Consumer Loans	400,111	303,189	314,358	71,646	1,089,304	18,732,364	19,821,668

Commercial:
Performing Loans	1,763	-	-	-	1,763	7,644,759	7,646,522
Impaired loans	-	6	3,673	17,956	21,635	-	21,635
Total Commercial Loans	1,763	6	3,673	17,956	23,398	7,644,759	7,668,157
Total	401,874	303,195	318,031	89,602	1,112,702	26,377,123	27,489,825

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

The following table shows the account receivable balances categorized by credit quality indicators for the periods ended June 30, 2016 and 2015:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30, 2016
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	12,701	266	107	218	17	13,309
Mortgage Loans	2,536,670	25,838	5,163	4,409	17,424	2,589,504
Personal Loans – BHSA	2,916,970	111,179	46,890	53,051	543	3,128,633
Personal Loans – Financial trusts	131,044	8,648	3,542	88,854	-	232,088
Personal Loans – Tarshop	92,804	3,787	-	-	-	96,591
Credit Card Loans – BHSA	9,627,352	111,061	78,226	74,571	95	9,891,305
Credit card Loans – Tarshop	3,414,823	139,332	162,809	148,651	4,623	3,870,238
Total Consumer Loans	18,732,364	400,111	296,737	369,754	22,702	19,821,668

Commercial:
Performing loans	7,644,759	1,763	-	-	-	7,646,522
Impaired loans	-	-	6	3,673	17,956	21,635
Total Commercial Loans	7,644,759	1,763	6	3,673	17,956	7,668,157
Total Financing Receivables	26,377,123	401,874	296,743	373,427	40,658	27,489,825
	As of June 30, 2015
	"1"	"2"	"3"	"4"	"5"
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	17,846	904	119	62	6	18,937
Mortgage Loans	2,662,466	24,196	6,707	4,350	19,682	2,717,401
Personal Loans – BHSA	2,449,316	74,437	40,349	47,916	249	2,612,267
Personal Loans – Financial trusts	796,527	24,931	31,418	21,550	-	874,426
Credit Card Loans – BHSA	7,349,464	58,835	53,133	62,318	341	7,524,091
Credit card Loans – Tarshop	1,297,727	112,302	49,500	53,187	6,632	1,519,348
Total Consumer Loans	14,573,346	295,605	181,226	189,383	26,910	15,266,470

Commercial:
Performing loans	6,852,329	1,568	-	-	-	6,853,897
Impaired loans	-	-	173	11,402	32,921	44,496
Total Commercial Loans	6,852,329	1,568	173	11,402	32,921	6,898,393
Total Financing Receivables	21,425,675	297,173	181,399	200,785	59,831	22,164,863

Troubled debt restructuring

According to BCRA regulations, a refinancing is considered to exist whenever any of the original contractually agreed conditions for a financing transaction (term, capital, interest or rate) are modified.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

The following table presents for the financing receivables modified as troubled debt restructurings within during the last two periods:

	As of June 30, 2016
	Number of contracts	Post-modification Outstanding recorded investment
Consumer
Advances	35	Ps.	950
Mortgage Loans	109		2,826
Personal Loans	5,260		141,884
Credit Card Loans – BHSA	12,038		195,570
Credit card Loans – Tarshop	17,275		167,361
Total Consumer	34,717	Ps.	508,591

Commercial
Performing Loans	-	Ps.	-
Impaired Loans	-		-
Total Commercial	-	Ps.	-

Total TDRs	34,717	Ps.	508,591

	As of June 30, 2015
	Number of contracts	Post-modification Outstanding recorded investment
Consumer
Advances	63	Ps.	1,463
Mortgage Loans	174		4,490
Personal Loans	6,921		160,312
Credit Card Loans – BHSA	21,472		245,522
Credit card Loans – Tarshop	15,512		92,758
Total Consumer	44,142	Ps.	504,545

Commercial
Performing Loans	-	Ps.	-
Impaired Loans	-		-
Total Commercial	-	Ps.	-

Total TDRs	44,142	Ps.	504,545

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

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	As of June 30,
	2016			2015
	Number of contracts	Recorded investment		Number of contracts	Recorded investment
Consumer
Advances	8	Ps.	180	10	Ps.	197
Mortgage Loans	100		2,203	25		783
Personal Loans	1,176		26,913	1,116		21,602
Credit Card Loans – BHSA	3,176		35,285	672		7,923
Credit card Loans – Tarshop	5,574		36,315	5,146		26,253
Total Consumer	10,034	Ps.	100,896	6,969	Ps.	56,758

Commercial
Performing Loans	-	Ps.	-	-	Ps.	-
Impaired Loans	-		-	-		-
Total Commercial	-	Ps.	-	-	Ps.	-

Total TDRs that subsequently defaulted	10,034	Ps.	100,896	6,969	Ps.	56,758

Allowance for Credit Losses

Accounts receivable balances are classified as uncollectible and written off from the Consolidated Balance Sheet when 365 days past due and subsequently recorded in memorandum accounts.

The activity in the allowance for accounts receivables losses under U.S. GAAP for the fiscal periods ended June 30, 2016 and 2015 was as follows:

	Argentine Banking GAAP		U.S. GAAP		Adjustment
June 30, 2015	Ps.	514,394	Ps.	734,935	Ps.	(220,541)

Variances		178,658		208,823		(30,165)

June 30, 2016	Ps.	693,052	Ps.	943,758	Ps.	(250,706)

s. Comprehensive income

ASC 220 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and other charges or credits to equity that are not the result of transactions with owners.

The following disclosure presented for the twelve-month periods ended June 30, 2016, 2015 and 2014, shows all periods in Argentine Banking GAAP format reflecting U.S. GAAP income and comprehensive statement adjustments.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	June 30,
	2016		2015		2014
Income Statement

Financial income	Ps.	9,063,628	Ps.	5,559,510	Ps.	4,666,910
Financial expenses		(5,612,760)		(3,241,306)		(2,399,052)
Net financial income	Ps.	3,450,868	Ps.	2,318,204	Ps.	2,267,858
Provision for loan losses		(386,657)		(405,973)		(333,025)
Income from services		4,307,451		3,264,698		2,145,423
Expenses for services		(1,089,690)		(768,870)		(682,638)
Administrative expenses		(4,539,637)		(3,411,162)		(2,380,651)
Net income from financial transactions	Ps.	1,742,335	Ps.	996,897	Ps.	1,016,967
Miscellaneous income		546,543		317,530		188,928
Miscellaneous expenses		(669,358)		(466,554)		(286,596)
Income before income taxes and Non-controlling interest....………………	Ps.	1,619,520	Ps.	847,873	Ps.	919,299
Income taxes		(604,359)		(332,940)		(314,005)
Net income under U.S. GAAP	Ps.	1,015,161	Ps.	514,933	Ps.	605,294
Less Net (Loss) attributable to the Non-controlling interest…………...		18,311		4,369		10,284
Net income attributable Controlling interest in accordance with U.S. GAAP……………………………..…	Ps	1,033,472	Ps	519,302	Ps	615,578

Other comprehensive income (loss):

Unrealized gains (loss) on securities		(30,031)		15,591		22,283
Other comprehensive income (loss)…………………………………	Ps	(30,031)	Ps	15,591	Ps	22,283
Comprehensive income …..………..	Ps.	1,003,441	Ps.	534,893	Ps.	637,861

t. Risks and Uncertainties

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
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
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

u. U.S. GAAP estimates

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

v. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Bank’s loan portfolio as of June 30, 2016 and 2015. Many factors can affect the Bank’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. If market conditions and economic uncertainties exist, it might result in higher credit losses and provision for credit losses in future periods.

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

35. New authoritative pronouncements

During the twelve-months ended June 30, 2016, the FASB has issued Accounting Standards Updates. Those updates applicable for the Bank are mentioned below:

ASU 2015-03
The FASB issued in April 2015 the Accounting Standards Update No. 2015-03 “Interest—Imputation of Interest (Subtopic 835-30) — Simplifying the Presentation of Debt Issuance Costs”. The Board is issuing this Update as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of U.S. GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements.

The Board received feedback that having different balance sheet presentation requirements for debt issuance costs and debt discount and premium creates unnecessary complexity. Recognizing debt issuance costs as a deferred charge (that is, an asset) also is different from the guidance in IFRS, which requires that transaction costs be deducted from the carrying value of the financial liability and not recorded as separate assets. Additionally, the requirement to recognize debt issuance costs as deferred charges conflicts with the guidance in FASB Concepts Statement No. 6, Elements of Financial Statements, which states that debt issuance costs are similar to debt discounts and in effect reduce the proceeds of borrowing, thereby increasing the effective interest rate. Concepts Statement 6 further states that debt issuance costs cannot be an asset because they provide no future economic benefit.

To simplify presentation of debt issuance costs, the amendments in this Update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this Update.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.

ASU 2015-15
In August 2015, the FASB issued the Accounting Standards Update No. 2015-15 “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”. The amendments in this Update provide guidance on accounting for the costs on line-of-credit arrangements.

Given the absence of authoritative guidance within Update 2015-03 for debt issuance costs related to line-of-credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement.

The impact of this ASU has not any significant effect in the U.S. GAAP disclosures and financial information for the Bank.

ASU 2015-16
In September 2015, FASB issued ASU 16 “Simplifying the Accounting for Measurement-Period Adjustment”

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

ASU 2016-01
In January 2016, the FASB issued the Accounting Standards Update No. 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this Update: i) Require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; ii) simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment; iii) eliminate the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and iv) require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes; among other changes.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.

The impact of this Update has not any significant effect in the present U.S. GAAP financial statements.

ASU 2016-02
Accounting Standard Update 2016-02 “Leases (Topic 842)” was issued in February 2016. The FASB is issuing this Update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To meet that objective, the FASB is amending the ASC and creating Topic 842, Leases. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years.

The impact of this Update has not any significant effect in the present U.S. GAAP financial statements.

36. BHN Inversión S.A.’s dividend distribution

On March 9, 2016 the Ordinary Shareholders' Meeting of BHN Sociedad de Inversión S.A. approved the payment of cash dividends and / or government securities for Ps 650,000 authorizing the Board to make the distribution in the form and opportunity in the year 2016 sees fit.

On March 30, 2016 BHN Sociedad de Inversión S.A. made a first payment of dividends in government securities for Ps 330,000.

37. BACS Banco de Crédito y Securitización S.A. - Representations before the Central Bank to perform the activities planned for a commercial bank of first grade

On October 20, 2015 the Extraordinary General Shareholders’ unanimously approved to:
●
Delegate in the Board of Directors the broadest powers to take all steps, events and presentations necessary for the purposes of processing the license to operate as a commercial bank of first grade to the Central Bank and also prepare, approve , manage and execute all documentation -whether public or private instrument- that is required by the institution for the purpose of the authorization, and
●
Authorize the Board of Directors to delegate the powers mentioned in the preceding point in one or more of its members or one or more of the managers of the company

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

38. Supplementary services to the financial business

Pursuant to Communication “A” 5700, the Argentine Central Bank included changes in the rules on “Supplementary services to the financial business and permitted activities”, “Consolidated supervision” and “Minimum capitals of financial institutions”.

As concerns the scope of the supplementary services, it is allowed to hold interests in the stock capital of companies engaged in the development of two of the subject activities to the extent that, in the opinion of the SEFyC, both activities are economically related to each other and there are no legal inconsistencies that would prevent them from being developed jointly.

The subject activities include the issuance of credit, debit and similar cards. This notwithstanding, provided that 25% of the total financing amount as of the closing date of each month is not exceeded, loans not subject to the credit card law may be extended to financial services users, in which cases the provisions on “Interest rates applicable to lending transactions” shall be complied with.

On the other hand, changes are introduced in the calculation of the regulatory capital (responsabilidad patrimonial computable) to reflect the impact of these amendments.

As a result of such Communication, on March 16, 2015, Tarshop SA’s General Extraordinary Shareholders’ Meeting approved an amendment to its corporate purpose. According to such amendment, the company may grant and market consumer loans and consumer credits and financing for users of financial services pursuant to the Argentine Central Bank’s rules and regulations, handle the collection of utility bills, credits and similar items, render payroll and supplier payment and revenue collection services.

In such regard, on June 3, 2016, the Argentine Central Bank awarded the Company a Provisional Authorization Code in the Register of Other Non-Financial Credit Providers, and thus allowed it to start granting consumer loans, in line with the amendment to the corporate purpose recorded with the General Superintendency of Corporations on January 8, 2016 under number 437, book 77 of Corporations, and authorized by the Argentine Securities Commission under Resolution No. 17,930 dated December 21, 2015.

39. Subsequent events

Negotiable obligations

The following table shows the amount, interest rate and maturity date of each series issued after June 30, 2016:

BANCO HIPOTECARIO SA AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the twelve-month periods ended June 30, 2016, 2015 and 2014
 (Expressed in thousands of Argentine pesos, except share data and as otherwise indicated)

	Issue date	Maturity date	Annual interest rate
Banco Hipotecario S.A.
Series XXXVIII (Ps. 145,200)	08/18/16	02/18/18	Badlar+300bp
Series XXXIX (Ps. 343,241)	08/18/16	08/18/19	Badlar+349bp
Series XL (Ps. 6,078,320)	10/12/16	01/12/20	Badlar + 250bp
BACS Banco de Crédito y Securitización S.A.
Series IX (Ps. 249,500)	07/27/16	07/27/18	Badlar +345bp

Tarshop S.A.
Class I (Ps. 204,033)	09/07/16	03/07/18	Badlar +448bp
Class II (Ps. 67,360)	09/07/16	03/07/19	Badlar +499bp

NEW LIPSTICK LLC AND SUBSIDIARY
(A Limited Liability Company)

Consolidated Financial Statements
(With Supplementary Information)
(Together with Independent Auditors’ Report)

For the Years Ended June 30, 2016, 2015, and 2014

NEW LIPSTICK LLC AND SUBSIDIARY
(A Limited Liability Company)

Table of Contents

Page

Consolidated Financial Statements:

Independent Auditors Report	F-245

Consolidated Balance Sheets As of June 30, 2016 and 2015	F-246

Consolidated Statements of Operations For the Years Ended June 30, 2016, 2015, and 2014	F-247

Consolidated Statements of Changes in Members’ Deficit For the Years Ended June 30, 2016, 2015, and 2014	F-248

Consolidated Statements of Cash Flows For the Years Ended June 30, 2016, 2015, and 2014	F-249

Consolidated Notes to Financial Statements June 30, 2016, 2015, and 2014	F-250 - F-262

INDEPENDENT AUDITORS REPORT

New Lipstick LLC and Subsidiary

We have audited the accompanying consolidated financial statements of New Lipstick LLC and Subsidiary, which comprise the balance sheets as of June 30, 2016 and 2015 the related statements of operations, changes in members’ deficit and cash flows for the years ended June 30, 2016, 2015, and 2014, and the related notes to the consolidated financial statements.

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

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Lipstick LLC and Subsidiary, as of June 30, 2016 and 2015, and the results of its operations and its cash flows for the years ended June 30, 2016, 2015, and 2014, in accordance with accounting principles generally accepted in the United States of America.

Marks Paneth LLP
New York, NY
October 31, 2016

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30,
(Amounts in US dollars)

ASSETS

	2016	2015

Real estate, net	$137,532,942	$140,469,010
Cash and cash equivalents	1,440,752	1,075,395
Tenant receivables, net of allowance for doubtful accounts of $124,876 and $132,141 respectively	352,143	344,104
Prepaid expenses and other assets	5,962,924	5,809,307
Due from related parties	120,274	125,029
Restricted cash	3,407,889	3,477,967
Deferred rent receivable	9,990,156	8,856,399
Lease intangibles, net	22,645,990	26,533,839
Goodwill	5,422,615	5,422,615

Total	$186,875,685	$192,113,665

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:
Note payable	$113,201,357	$113,201,357
Accrued interest payable	321,115	316,216
Accounts payable and accrued expenses	2,096,534	3,031,831
Due to related parties	403,967	319,133
Deferred revenue	774,699	918,800
Tenants’ security deposits	650,589	682,727
Deferred ground rent payable	164,724,375	136,727,666
Lease intangibles, net	39,464,515	42,365,499

Total liabilities	321,637,151	297,563,229

Members' deficit	(134,761,466)	(105,449,564)

Total	$186,875,685	$192,113,665

See Notes to Consolidated Financial Statements.

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30,
(Amounts in US dollars)

	2016	2015	2014
Revenues
Base rents	$41,386,687	$40,597,526	$38,375,303
Tenant reimbursements and escalations	7,770,284	6,903,479	5,427,358
Other rental revenue	25,601	40,779	45,292
Other revenue	509	1,622	-

Total	49,183,081	47,543,406	43,847,953

Expenses
Real estate taxes	11,060,507	10,716,257	9,919,196
Utilities	2,602,809	2,927,214	2,598,340
Janitorial	2,085,870	2,056,750	2,157,449
Insurance	316,131	318,027	315,545
Repairs and maintenance	2,221,463	2,262,799	1,445,342
Bad debt (recovery) expense	(7,265)	124,877	-
Security	1,140,603	1,047,372	912,362
General and administrative	847,607	835,373	829,010
Management fees	1,052,350	988,189	948,084
Elevator	294,590	311,875	286,013
HVAC	63,954	62,442	107,515
Tenant reimbursable costs	107,005	154,557	122,139
Ground rent	45,457,736	45,457,736	45,457,735
Interest expense	4,958,251	4,786,205	4,789,913
Amortization	3,046,427	3,005,570	3,087,330
Depreciation	6,085,265	5,599,278	4,886,008

Total	81,333,303	80,654,521	77,861,981

Net loss	$(32,150,222)	$(33,111,115)	$(34,014,028)

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' DEFICIT
FOR THE YEARS ENDED JUNE 30,
(Amounts in US dollars)

	2016	2015	2014

Balance, beginning of years	$(105,449,564)	$(72,763,742)	$(43,679,661)

Contributions from members	2,838,320	425,293	4,952,500

Distribution to member	-	-	(22,553)

Net loss	(32,150,222)	(33,111,115)	(34,014,028)

Balance, end of years	$(134,761,466)	$(105,449,564)	$(72,763,742)

See Notes to Consolidated Financial Statements

NEW LIPSTICK LLC AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30,
(Amounts in US dollars)

	2016	2015	2014
Operating activities
Net loss	$(32,150,222)	$(33,111,115)	$(34,014,028)
Adjustments to reconcile net loss to net cash
used in operating activities:
Amortization	3,046,427	3,005,570	3,087,330
Depreciation	6,085,265	5,599,278	4,886,008
Bad debt (recovery) expense	(7,265)	124,877	(3,827)
Deferred rent	(1,133,757)	(1,917,821)	(1,929,668)
Below market lease amortization	(2,463,176)	(2,475,983)	(2,821,032)
Above market lease amortization	1,407,364	1,442,682	1,544,576
Above market ground lease amortization	(437,809)	(437,809)	(437,809)
Deferred ground rent	27,996,709	28,414,754	28,822,593
Changes in operating assets and liabilities:
Restricted cash	37,940	2,702,379	525,764
Tenant receivables	(774)	(46,037)	(86,094)
Prepaid expenses and other assets	(153,617)	(332,815)	(340,620)
Accrued interest payable	4,899	2,273	(3,019)
Accounts payable and accrued expenses	(278,936)	349,380	33,811
Deferred leasing costs	(153,048)	(994,677)	(1,526,938)
Unearned revenue	(144,101)	298,915	310,488
Net cash provided by (used in) operating activities	1,655,899	2,623,851	(1,952,465)

Investing activities
Additions to real estate	(4,218,451)	(2,586,237)	(3,700,979)
Net cash used in investing activities	(4,218,451)	(2,586,237)	(3,700,979)

Financing activities
Note principal payments	-	-	(1,912)
Due to/from related parties	89,589	(239,238)	208,304
Contributions from members	2,838,320	425,293	4,952,500
Net cash provided by financing activities	2,927,909	186,055	5,158,892

Net increase (decrease) in cash and cash equivalents	365,357	223,669	(494,552)

Cash and cash equivalents, beginning of years	1,075,395	851,726	1,346,278

Cash and cash equivalents, end of years	$1,440,752	$1,075,395	$851,726

Supplemental disclosure of cash flow information:
Interest paid	$4,953,352	$4,783,939	$4,792,932

Schedule of Noncash Investing Activities
Real estate additions were financed through accounts payable	$622,439	$1,691,693	$568,390
Deferred leasing costs additions were financed through accounts payable	$503,202	$90,308	$115,867
Real estate additions fully depreciated and written off	$55,097	$-	$-
Deferred leasing costs fully amortized and written off for the year	$325,565	$-	$-
Schedule of Noncash Financing Activities
Lobby exhibit acquired in the year ended June 30, 2013, included in real
estate, and transferred to a 49% member of the Company as a distribution.	$-	$-	$22,553

See Notes to Consolidated Financial Statements

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2016, 2015 and 2014
 (Amounts in US dollars)

NOTE 1:
BUSINESS

Formation and Property Description

New Lipstick LLC (the "Company"), was organized as a Delaware limited liability company and commenced operations on November 3, 2010. The Company was formed among IRSA International, LLC ("IRSA"), Marciano Investment Group, LLC ("Marciano"), Avi Chicouri ("AVI"), Par Holdings, LLC ("PAR"), and Armenonville S.A. ("Armenonville"), collectively (the "Members"). On December 15, 2010, Armenonville assigned 100 percent of its membership interest to Lomas Urbanas S.A. IRSA is a wholly-owned subsidiary of TYRUS S.A. ("TYRUS"), a wholly-owned subsidiary of IRSA Inversiones y Representaciones Sociedad Anonima, a company whose shares are listed on the Buenos Aires and New York Stock Exchanges. The Company was formed in order to acquire 100% interest in Metropolitan 885 Third Avenue Leasehold LLC ("Metropolitan"), its wholly-owned subsidiary, and to provide management services to Metropolitan.

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
June 30, 2016, 2015 and 2014
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

In accordance with the Agreement, the Members may be required to make additional capital contributions which are reasonably related to the operations and/or leasing of the Property and its activities. The Members contributed $2,838,320, $ 425,293, and $4,952,500 for the years ended June 30, 2016, 2015, and 2014, respectively.

Distributions
Distribution of capital will be made to the Member at the times, and in aggregate amounts determined by the Board of Directors of the Company. Distributions amounted to $22,553 for the year ended June 30, 2014. There were no distributions for the years ended June 30, 2016 and 2015.

Allocation of Profit and Losses
The Company´s profits and losses are allocated to the Members.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2016, 2015 and 2014
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

The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the assets. If the carrying value of the assets exceeds such cash flows, the assets are considered impaired. The impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value. No impairment was recorded for the years ended June 30, 2016 and 2015.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturities of three months or less upon acquisition to be cash equivalents.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalent accounts in financial institutions. The Company maintains its cash balances at two financial institutions. At times, such balances may be in excess of the Federal Deposit Insurance Company (FDIC) insurance limit. According to the FDIC insurance limit, deposits held in noninterest-bearing transaction accounts are aggregated with any interest-bearing deposits the Company may hold in the same ownership category, and the combined total insured is up to at least $250,000. As of June 30, 2016 and 2015, these balances at one of the institutions, including tenant security and escrow amounts, were in excess of federally insurable limits by approximately $3,838,801 and $3,985,000, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2016, 2015 and 2014
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

Deferred Ground Rents
Ground rent expense is accounted for on a straight-line basis over the non-cancelable terms of the ground leases. All future minimum increases in the non-cancelable ground rents consist of either 2.5% or 3% annual increases through May 1, 2068. This has resulted in deferred ground rent payable in the amount of $164,724,375 and $136,727,666 as of June 30, 2016 and 2015, respectively (see Note 6).

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
June 30, 2016, 2015 and 2014
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

The value of in-place leases are amortized to expense over the initial term of the respective leases. As of June 30, 2016, the remaining terms were ranging from three months to nine years.

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
June 30, 2016, 2015 and 2014
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

A qualitative assessment may be done when the results of the previous quantitative test indicated the reporting unit’s estimated fair value was significantly in excess of the carrying value of its net assets and we do not believe there have been significant changes in the reporting unit’s operations that would significantly decrease its estimated fair value or significantly increase its net assets. Management has selected the end of the Company’s fiscal year as the date on which to either perform its annual impairment tests for goodwill or make the determination as to whether qualitative factors render it unnecessary. As of June 30, 2016 and 2015, the date of the impairment tests, no impairment of goodwill was identified.

Reclassifications
Certain prior year balances have been reclassified to conform to the current year consolidated financial statement presentation.

NOTE 3:
REAL ESTATE

At June 30, real estate consists of the following:

	2016	2015
Building and improvements	$145,177,399	$144,892,369
Tenant improvements	19,143,859	16,334,789
	164,321,258	161,227,158
Less: accumulated depreciation	(26,788,316)	(20,758,148)
Total	$137,532,942	$140,469,010

Depreciation expense amounted to $6,085,265, $5,599,278 and $4,886,008, for the years ended June 30, 2016, 2015, and 2014, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2016, 2015 and 2014
 (Amounts in US dollars)

NOTE 4:
LEASE INTANGIBLES

Lease intangibles and the value of assumed lease obligations at June 30, 2016, were as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	$26,496,905	$4,352,071	$14,777,318	$45,626,294	$26,361,027	$29,041,332	$55,402,359
Less: accumulated Amortization	(13,976,950)	(1,262,790)	(7,740,564)	(22,980,304)	(13,529,895)	(2,407,949)	(15,937,844)
Totals	$12,519,955	$3,089,281	$7,036,754	$22,645,990	$12,831,132	$26,633,383	$39,464,515

Lease intangibles and the value of assumed lease obligations at June 30, 2015 were as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	$27,149,892	$4,111,694	$15,316,749	$46,578,335	$30,470,806	$29,041,332	$59,512,138
Less: accumulated Amortization	(12,088,790)	(1,083,075)	(6,872,631)	(20,044,496)	(15,176,499)	(1,970,140)	(17,146,639)
Totals	$15,061,102	$3,028,619	$8,444,118	$26,533,839	$15,294,307	$27,071,192	$42,365,499

The aggregate amortization of leases in-place included in amortization expense for the years ended June 30, 2016, 2015, and 2014 was $2,541,147, $2,567,911, and $2,761,823, respectively.

The aggregate amortization of leasing costs included in amortization expense for the years ended June 30, 2016, 2015, and 2014 was $505,280, $437,659, and $325,507, respectively

The aggregate amortization of above market ground leases included as a reduction of ground rent expense for the years ended June 30, 2016, 2015, and 2014 were $437,809, $437,809, and $437,809, respectively.

The aggregate amortization of above market leases included as a reduction of base rental income for the years ended June 30, 2016, 2015, and 2014 was $1,407,364, $1,442,682, and $1,544,576, respectively.

The aggregate amortization of below market leases included in base rental income for the years ended June 30, 2016, 2015, and 2014 were $2,463,176, $2,475,983, and $2,821,032, respectively.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2016, 2015 and 2014
 (Amounts in US dollars)

NOTE 4:
LEASE INTANGIBLES (CONTINUED)

The estimated amortization of lease intangibles for each of the five years subsequent to June 30, 2016 and thereafter is as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total

2017	$2,540,843	$466,234	$1,407,364	$4,414,441	$2,459,981	$437,809	$2,897,790
2018	2,483,557	405,536	1,407,364	4,296,457	2,387,551	437,809	2,825,360
2019	2,464,461	364,331	1,407,364	4,236,156	2,363,408	437,809	2,801,217
2020	2,462,742	312,620	1,407,364	4,182,726	2,356,387	437,809	2,794,196
2021	2,454,143	292,706	1,407,298	4,154,147	2,321,281	437,809	2,759,090
Thereafter	114,209	1,247,854	-	1,362,063	942,524	24,444,338	25,386,862

Totals	$12,519,955	$3,089,281	$7,036,754	$22,645,990	$12,831,132	$26,633,383	$39,464,515

NOTE 5:
NOTE PAYABLE

On December 30, 2010, Metropolitan’s existing note agreements with Royal Bank of Canada (the “Lender”) were amended and restated. The outstanding balance of the Amended Note was $115,000,000. The Amended Note bears interest at (i) the London InterBank Offered Rate ("LIBOR") plus 400 basis points, or (ii) Prime Rate plus Prime Rate Margin, if converted into a Prime Rate Loan. The Amended Note provides for a maximum interest rate of 5.25% through February 29, 2012 and 6.25% from March 1, 2012 through August 31, 2015 and matures on August 1, 2017. The interest rate was 4.47% at June 30, 2016. Interest expense amounted to $4,958,251, $4,786,205, and $4,789,913, and for the years ended June 30, 2016, 2015, and 2014, respectively.

Pursuant to a cash management agreement with the Lender, all rents collected are required to be deposited in a clearing account and all funds are disbursed in accordance with the Loan agreement, including the funding of all reserve accounts. In addition, after payment of debt service, operating expenses and other expenses, as defined, forty percent (40%) of all the remaining cash flow in the cash management account is applied to the outstanding principal balance of the loan on a monthly basis. As of June 30, 2016 and 2015, the outstanding principal balance of the Amended Note is $113,201,357 and $113,201,357, respectively.

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
June 30, 2016, 2015 and 2014
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

For the year ended June 30, 2016, Ground Lease and Ground Sub-sublease expense amounted to $45,136,545 and $759,000, respectively, after giving effect to straight-line rent adjustments of $27,996,709 and $0, respectively. For the year ended June 30, 2015, Ground Lease and Ground Sub-sublease expense amounted to $45,136,544 and $759,000, respectively, after giving effect to straight-line rent adjustments of $28,414,754 and $0, respectively. For the year ended June 30, 2014, Ground Lease and Ground Sub-sublease expenses amounted to $45,136,545 and $759,000, respectively, after giving effect to straight-line rent adjustments of $28,822,593 and $0, respectively.

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
June 30, 2016, 2015 and 2014
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

Future minimum annual ground rents due before giving effect to the fair market value adjustments which are not determinable at the present time are as follows for the five years subsequent to June 30, 2016, and thereafter:

	Ground Lease	Ground Sub-Sublease	Total

2017	$17,568,332	$759,000	$18,327,332
2018	18,007,540	759,000	18,766,540
2019	18,457,729	759,000	19,216,729
2020	18,934,872	632,500	19,567,372
2021	19,502,919	-	19,502,919
Thereafter	2,818,059,457	-	2,818,059,457
Total	$2,910,530,849	$2,909,500	$2,913,440,349

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2016, 2015 and 2014
 (Amounts in US dollars)

NOTE 7:
TENANT LEASES

The Company leases space in the Property to tenants under long-term noncancelable operating leases.

Future minimum annual base rents due from noncancelable operating leases in each of the five years subsequent to June 30, 2016 and thereafter are as follows:

2017	$41,070,872
2018	39,933,674
2019	38,695,278
2020	38,154,584
2021	37,352,416
Thereafter	34,255,723
Total	$229,462,547

For the year ended June 30, 2016, 2015, and 2014, approximately 69%, 71%, and 75%, respectively, of the Company's base rent before amortization of above and below market bases was from one law firm tenant. For the year ended June 30, 2016, the approximate rental revenue from the one law firm tenant amounted to $27,728,019 of which $0 amounts remained outstanding. For the year ended June 30, 2015, the approximate rental revenue from the one law firm tenant amounted to $27,675,000 of which $0 amounts remain outstanding. For the year ended June 30, 2014, the approximate rental revenue from the one law firm tenant amounted to $27,200,000 of which $0 amounts remain outstanding. Law firms accounted for approximately 77%, 79%, and 83% of the Property’s total base rent for the years ended June 30, 2016, 2015, and 2014, respectively.

At June 30, 2016, 2015, and 2014, the Property was approximately 95%, 92%, and 89% leased, respectively.

NOTE 8:
RELATED PARTY TRANSACTIONS

On April 20, 2011, Lipstick Management LLC (“LM”), an affiliate of the Company, entered into an agreement with the Company’s lender which provides that the Company would be directly responsible for certain fees that are payable to Herald Square Properties LLC (“HSP”). HSP is a 49% owner in LM. LM and the Company are affiliated by common ownership. These fees are based on a consulting agreement between LM and HSP which provides a monthly fee of $12,000. As of January 1, 2013, the Company renewed the contract with HSP which provides a monthly fee of $22,000. As of January 1, 2014, the parties agreed to extend the agreement for one year. The parties have the right to terminate this agreement at any time upon thirty (30) days written notice served to the other party. The total management consulting fee for the year ended June 30, 2016, 2015, and 2014, included in management fees in the accompanying consolidated statement of operations, amounted to $369,000, $264,000, and $264,000, respectively. As of June 30, 2016, $37,000, of management consulting fees were unpaid.

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2016, 2015 and 2014
 (Amounts in US dollars)

NOTE 8:
RELATED PARTY TRANSACTIONS (CONTINUED)

On May 3, 2011, the Company entered into an asset management agreement with LM. The Company was charged an asset management fee of 1% of its consolidated gross revenues. Asset management fees incurred to LM amounted to $408,350 for the year ended June 30, 2016, $449,189 for the year ended June 30, 2015, $409,084 for the year ended June 30, 2014, of which $86,114, $38,280, and $272,763, were unpaid at June 30, 2016, 2015, and 2014, respectively, and is included in due to related party in the accompanying balance sheet. Asset management fees are included in management fees in the accompanying statement of operations.

Effective August 1, 2011, LM leased office space from the Company. The term of the agreement was for five years expiring July 31, 2016. The total amount of rental income earned for the years ended June 30, 2016, 2015, and 2014 amounted to $203,914, $203,916, 203,916, respectively.

Balances with related companies are as follows:

	2016	2015
Due from related parties:
Lipstick Management LLC	$120,274	$123,959
Rigby 183 LLC	-	405
I Madison LLC	-	310
IRSA International LLC	-	355

	$120,274	$125,029

The above amount represents expenses paid by the Company on behalf of related companies, which will be reimbursed by related companies.

	2016	2015
Due to related parties:
IRSA International, LLC	$(39,979)	$(39,979)
Lipstick Management LLC	(123,114)	(38,280)
IRSA Inversiones y Representaciones
Sociedad Anonima	(240,874)	(240,874)

	$(403,967)	$(319,133)

New Lipstick LLC and Subsidiary
(A Limited Liability Company)

Notes to Consolidated Financial Statements
June 30, 2016, 2015 and 2014
 (Amounts in US dollars)

NOTE 9:
PROPERTY MANAGEMENT

On December 30, 2010, a property management agreement was entered into with a third party. The term of the property management agreement will continue on a month-to-month basis. The Company is charged a monthly property management fee of approximately $22,917. The total property management fee for the years ended June 30, 2016, 2015, and 2014, included in management fees in the accompanying statement of operations, amounted to $275,000 of which $0 is unpaid as of June 30, 2016 and 2014, and $22,917 was unpaid as of June 30, 2015.

NOTE 10:
UNCERTAINTEES, CONTINGENCIES, AND RISKS

There are currently five mechanic’s liens filed by subcontractors against the Property in reference to work performed by a general contractor of the Property. The aggregate sum of these liens is approximately $534,000. Although the likelihood for exposure is for a smaller sum of money, a number of other subcontractors are owed money and have threatened to file liens for a potential aggregate additional sum of approximately $1.4 million. It has been recommended by the Company’s attorney to bond the liens. As of June 30, 2016, the total amount due to the general contractor is approximately $546,000 and has been accrued and included as accounts payable and accrued expenses in the accompanying financial statements. As the ultimate outcome of these matters is not presently determinable and estimable there has been no adjustment to the accompanying financial statements.

NOTE 11:
SUBSEQUENT EVENTS

The Company has evaluated, for potential recognition and disclosure, events subsequent to the date of the balance sheet through October 31, 2016  the date the consolidated financial statements were available to be issued.

Adama Agricultural Solutions Ltd. Consolidated Financial Statements as of December 31, 2015 in US Dollars

Adama Agricultural Solutions Ltd.

Financial Statements as of December 31, 2015

n
Somekh Chaikin Telephone 972 3 684 8000 17 Ha'arba'a Street, PO Box 609 Fax 972 3 684 8444 KPMG Millennium Tower Tel-Aviv 61006 Israel

Independent Auditors' Report

The Board of Directors
Adama Agricultural Solutions Ltd.

We have audited the accompanying consolidated financial statements of Adama Agricultural Solutions Ltd. (hereinafter “the Company”) which comprise the consolidated statement of financial position as of December 31, 2015, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows, for the year ended December 31, 2015.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

 Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, based on our audit and on the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of December 31, 2015 and the results of their operations and their cash flows, for the year ended December 31, 2015, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Somekh Chaikin
Certified Public Accountants (Isr.)

October 31, 2016

 Somekh Chaikin, an Israeli partne
rship and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Consolidated Statements as of Financial Position as of December 31

	2015	2014
Note	$ thousands	$ thousands

Current assets
Cash and cash equivalents		395,352	405,276
Short-term investments		4,730	11,008
Trade receivables	4	771,818	1,073,735
Trade receivable as part of securitization transaction not yet eliminated	4	26,367	-
Subordinated note in respect of sale of trade receivables	4	71,293	-
Prepaid expenses		15,811	18,268
Financial and other assets, including derivatives	5	180,528	298,297
Tax deposits less provision for taxes	17	12,361	13,720
Inventories	6	1,149,058	* 1,219,191

Total current assets		2,627,318	3,039,495

Long-term investments, loans and receivables
Investments in equity-accounted investee companies		70,397	76,993
Other financial investments and receivables	7	48,035	45,143
Non-financial investments and other receivables, including
non-current inventory	8	35,941	22,548

		154,373	144,684

Fixed assets
Cost	9	1,651,652	1,574,623
Less – accumulated depreciation		864,345	808,167

		787,307	766,456

Deferred tax assets	17	75,196	* 82,623

Intangible assets
Cost	10	1,651,529	1,609,214
Less – accumulated amortization		964,080	905,323

		687,449	703,891

Total non-current assets		1,704,325	1,697,654

Total assets		4,331,643	4,737,149

Adama Agricultural Solutions Ltd.

	2015	2014
Note	$ thousands	$ thousands

Current liabilities
Loans and credit from banks and other lenders	11	222,800	371,206
Current maturities of debentures	15	100,789	102,022
Trade payables	12	554,357	650,829
Other payables	13	469,292	659,814
Current tax liabilities	17	25,627	34,321
Put options to holders of non-controlling interests		32,430	33,384

Total current liabilities		1,405,295	1,851,576

Non-current liabilities
Long-term loans from banks	14	173,708	264,139
Debentures	15	1,056,380	902,638
Other long-term liabilities	16	29,233	29,161
Deferred tax liabilities	17	22,595	19,695
Employee benefits	18	70,552	70,457
Put options to holders of non-controlling interests		7,040	8,434

Total non-current liabilities		1,359,508	1,294,524

Total liabilities		2,764,803	3,146,100

Equity
Share capital		125,595	125,595
Share premium		623,829	623,829
Capital reserves		(309,030)	(265,354)
Retained earnings		1,126,239	* 1,106,592

Equity attributable to the owners of the Company		1,566,633	1,590,662

Non-controlling interests		207	387

Total equity	21	1,566,840	1,591,049

Total liabilities and equity		4,331,643	4,737,149

* Immaterial adjustment of the comparative figures - see Note 2D.

Yang Xingqiang	Chen Lichtenstein	Aviram Lahav
Chairman of the Board of Directors	President & Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements: October 31, 2016

The accompanying notes are an integral part of these financial statements.

Adama Agricultural Solutions Ltd.

Consolidated Statements of Income for the year ended December 31

	2015	2014	2013
Note	$ thousands	$ thousands	$ thousands

Revenues	22	3,063,870	3,221,298	3,076,355
Cost of sales	23	2,094,281	2,195,993	2,108,282

Gross profit		969,589	1,025,305	968,073

Other income		(14,385)	(4,711)	(12,815)
Selling and marketing expenses	24	534,454	570,581	522,050
General and administrative expenses	25	102,535	111,933	114,485
Research and development expenses	26	30,197	33,554	33,667
Other expenses		16,681	2,947	1,697
		669,482	714,304	659,084

Operating income		300,107	311,001	308,989

Financing expenses		286,498	252,693	273,176
Financing income		(146,926)	(128,724)	(132,611)
Financing expenses, net	27	139,572	123,969	140,565

Share of income (losses) of equity-accounted
investee companies		(1,498)	5,885	3,197

Profit before taxes on income		159,037	192,917	171,621

Income taxes	17	49,262	46,902	44,550

Profit for the year		109,775	146,015	127,071

Attributable to:
The owners of the Company		110,108	146,405	127,248
Holders of non-controlling interests		(333)	(390)	(177)

Profit for the year		109,775	146,015	127,071

The accompanying notes are an integral part of these financial statements.

Adama Agricultural Solutions Ltd.

Consolidated Statements of Comprehensive Income for the year ended December 31

2015	2014	2013
$ thousands	$ thousands	$ thousands

Profit for the year	109,775	146,015	127,071

Other comprehensive income items that after initial
recognition in comprehensive income were or will be
transferred to the statement of income
Foreign currency translation differences in respect of
foreign operations	(32,159)	(25,499)	(16,691)
Effective portion of change in fair value of cash flow
hedges	58,521	56,426	(19,145)
Net change in fair value of cash flow hedges transferred
to the statement of income	(70,060)	14,356	(13,174)
Taxes in respect of other comprehensive income items
that were or will be transferred to the statement of income
in succeeding periods	106	(3,023)	118
Total other comprehensive income (loss) for the year
that after initial recognition in comprehensive income
were or will be transferred to the statement of income, net
of tax	(43,592)	42,260	(48,892)

Other comprehensive income that will not be transferred
to the statement of income
Re-measurement of defined benefit plan	3,404	935	170
Taxes in respect of other comprehensive income items
that will not be transferred to the statement of income	(436)	(53)	(47)
Total other comprehensive income for the year that
will not be transferred to the statement of income, net of
tax	2,968	882	123

Total comprehensive income for the year	69,151	189,157	78,302

Total comprehensive income attributable to:

The owners of the Company	69,483	189,592	78,351
Holders of non-controlling interests	(332)	(435)	(49)

Total comprehensive income for the year	69,151	189,157	78,302

The accompanying notes are an integral part of these financial statements.

Adama Agricultural Solutions Ltd.

Consolidated Statements of Changes in Equity for the year ended December 31

Total equity
				attributable to	Non-
	Share	Capital	Retained	the owners of	controlling
Share capital	premium	reserves (1)	earnings	the Company	interests	Total equity
$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

For the year ended December 31, 2015

Balance as of January 1, 2015	125,595	623,829	(265,354)	* 1,106,592	1,590,662	387	1,591,049

Total comprehensive income for the year
Profit for the year	-	-	-	110,108	110,108	(333)	109,775
Other comprehensive income
Foreign currency translation differences in respect of foreign operations	-	-	(32,160)	-	(32,160)	1	(32,159)
Effective portion of change in fair value of cash flow hedges	-	-	58,521	-	58,521	-	58,521
Net change in fair value of cash flow hedges transferred to the
statement of income	-	-	(70,060)	-	(70,060)	-	(70,060)
Re-measurement of defined benefit plan	-	-	-	3,404	3,404	-	3,404
Taxes on other comprehensive income	-	-	106	(436)	(330)	-	(330)
Other comprehensive income (loss) for the year, net of tax	-	-	(43,593)	2,968	(40,625)	1	(40,624)
Total comprehensive income (loss) for the year	-	-	(43,593)	113,076	69,483	(332)	69,151

Dividends to holders of non-controlling interests holding a put option	-	-	-	(2,427)	(2,427)	-	(2,427)
Transactions with holders of non-controlling interests	-	-	(83)	-	(83)	152	69
Share-based payments	-	-	-	8,998	8,998	-	8,998
Dividends to owners of the Company	-	-	-	(100,000)	(100,000)	-	(100,000)

Balance as of December 31, 2015	125,595	623,829	(309,030)	1,126,239	1,566,633	207	1,566,840

*
Immaterial adjustment of the comparative figures - see Note 2D.
(1)
Including treasury shares that were cancelled in the amount of $245,548 thousand.

The accompanying notes are an integral part of these financial statements.

Adama Agricultural Solutions Ltd.

Consolidated Statements of Changes in Equity for the year ended December 31

Total equity
				attributable to	Non-
	Share	Capital	Retained	the owners of	controlling
Share capital	premium	reserves (1)	earnings	the Company	interests	Total equity
$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

For the year ended December 31, 2014

Balance as of January 1, 2014	125,595	623,829	(307,096)	* 953,423	1,395,751	1,001	1,396,752

Total comprehensive income for the year
Profit for the year	–	–	–	146,405	146,405	(390)	146,015
Other comprehensive income
Foreign currency translation differences in respect of foreign operations	–	–	(25,454)	–	(25,454)	(45)	(25,499)
Effective portion of change in fair value of cash flow hedges	–	–	56,426	–	56,426	–	56,426
Net change in fair value of cash flow hedges transferred to the
statement of income	–	–	14,356	–	14,356	–	14,356
Re-measurement of defined benefit plan	–	–	–	935	935	–	935
Taxes on other comprehensive income	–	–	(3,023)	(53)	(3,076)	–	(3,076)
Other comprehensive income for the year, net of tax	–	–	42,305	882	43,187	(45)	43,142
Total comprehensive income for the year	–	–	42,305	147,287	189,592	(435)	189,157

Dividends to holders of non-controlling interests holding a put option	–	–	–	(1,994)	(1,994)	–	(1,994)
Transactions with holders of non-controlling interests	–	–	(480)	–	(480)	480	–
Share-based payments	–	–	–	7,984	7,984	–	7,984
Elimination of non-controlling interests due to loss of control of
subsidiary	–	–	–	–	–	(659)	(659)
Exercise of options granted to employees of a subsidiary	–	–	(83)	(108)	(191)	–	(191)

Balance as of December 31, 2014	125,595	623,829	(265,354)	* 1,106,592	1,590,662	387	1,591,049

*
Immaterial adjustment of the comparative figures - see Note 2D.
(1)
Including treasury shares that were cancelled in the amount of $245,548 thousand.

The accompanying notes are an integral part of these financial statements.

Adama Agricultural Solutions Ltd.

Consolidated Statements of Changes in Equity for the year ended December 31

Total equity
				attributable to	Non-
	Share	Capital	Retained	the owners of	controlling
Share capital	premium	reserves (1)	earnings	the Company	interests	Total equity
$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

For the year ended December 31, 2013

Balance as of January 1, 2013	125,595	623,829	(257,662)	* 828,978	1,320,740	636	1,321,376

Total comprehensive income for the year
Profit for the year	–	–	–	127,248	127,248	(177)	127,071
Other comprehensive income
Foreign currency translation differences in respect of foreign operations	–	–	(16,819)	–	(16,819)	128	(16,691)
Effective portion of change in fair value of cash flow hedges	–	–	(19,145)	–	(19,145)	–	(19,145)
Net change in fair value of cash flow hedges transferred to the
statement of income	–	–	(13,174)	–	(13,174)	–	(13,174)
Re-measurement of defined benefit plan	–	–	–	170	170	–	170
Taxes on other comprehensive income	–	–	118	(47)	71	–	71
Other comprehensive income (loss) for the year, net of tax	–	–	(49,020)	123	(48,897)	128	(48,769)
Total comprehensive income (loss) for the year	–	–	(49,020)	127,371	78,351	(49)	78,302

Dividends to holders of non-controlling interests holding a put option	–	–	–	(2,926)	(2,926)	–	(2,926)
Transactions with holders of non-controlling interests	–	–	(414)	–	(414)	414	–

Balance as of December 31, 2013	125,595	623,829	(307,096)	* 953,423	1,395,751	1,001	1,396,752

*
Immaterial adjustment of the comparative figures - see Note 2D.
(1)
Including treasury shares that were cancelled in the amount of $245,548 thousand.

The accompanying notes are an integral part of these financial statements.

Adama Agricultural Solutions Ltd.

Consolidated Statement as of Cash Flows for the year ended December 31

2015	2014	2013
$ thousands	$ thousands	$ thousands

Cash flows from operating activities
Profit for the year	109,775	146,015	127,071

Adjustments
Depreciation and amortization	168,457	167,180	157,001
Impairment of assets	3,084	–	–
Gain on sale of investment	–	–	(3,619)
Loss (gain) on realization of fixed and other assets, net	(10,659)	258	(442)
Amortization of discount/premium and debt issuance costs	(2,334)	(2,813)	667
Share of losses (income) of equity-accounted investee
companies	1,498	(5,885)	(3,197)
Share-based payments expenses	8,998	7,984	–
Changes due to put options to holders of non-controlling
interests	433	3,185	10,878
Adjustment of long-term liabilities	(12,221)	(132,639)	106,599
SWAP transactions	(481)	(481)	(7,882)
Change in provision for income tax and tax deposits, net	851	(7,395)	11,461
Decrease (increase) in deferred taxes, net	9,602	(370)	(8,060)

Changes in assets and liabilities
Decrease (increase) in trade and other receivables	26,708	(252,736)	(139,548)
Decrease (increase) in inventories	26,426	(22,668)	10,648
Increase (decrease) in trade and other payables	(225,346)	299,319	98,787
Change in employee benefits	2,219	(19,834)	2,161

Net cash from operating activities	107,010	179,120	362,525

Cash flows from investing activities
Acquisition of fixed assets	(117,859)	(100,525)	(84,867)
Additions to intangible assets	(97,669)	(101,009)	(113,554)
Short-term investments, net	6,108	(1,136)	(9,456)
Long-term investments, net	7	52,208	(52,429)
Proceeds from sale of fixed and intangible assets	13,323	3,925	1,616
Investment grant received	1,340	–	–
Investment in equity-accounted investee company	-	(6,528)	(58,294)
Dividend from equity-accounted investee company	1,509	7,288	2,097
Disposal of subsidiaries	(101)	(261)	(1,603)
Proceeds from sale of investment	–	–	4,508
Acquisition of subsidiaries net of cash acquired	–	–	(9,568)

Net cash used in investing activities	(193,342)	(146,038)	(321,550)

The accompanying notes are an integral part of these financial statements.

Adama Agricultural Solutions Ltd.

Consolidated Statement of Cash Flows for the year ended December 31 (cont’d)

2015	2014	2013
$ thousands	$ thousands	$ thousands

Cash flows from financing activities
Receipt of long-term loans from banks	15,650	97,237	118,304
Repayment of long-term loans and liabilities from banks
and others	(74,320)	(109,974)	(130,649)
Repayment of debentures	(99,909)	(99,909)	(160,959)
Increase (decrease) in short-term liabilities to banks, net	76,796	(1,426)	15,191
SWAP settlements	–	–	21,309
Dividend paid to owners of the Company	(100,000)	–	–
Dividend to holders of non-controlling interests	(2,427)	(2,185)	(2,412)
Issuance of debentures, net of issuance costs	256,859	146,806	177,215
Proceeds from bond options	4,505	–	–
Acquisition of non-controlling interests	–	(30,000)	–
Payment of contingent consideration – in respect of business
combination	–	(5,000)	–
Fundraising costs	(746)	(2,741)	–

Net cash from (used in) financing activities	76,408	(7,192)	37,999

Net increase (decrease) in cash and cash equivalents	(9,924)	25,890	78,974

Cash and cash equivalents at the beginning of the year	405,276	379,386	300,412

Cash and cash equivalents at the end of the year	395,352	405,276	379,386

Additional information:

Interest paid in cash	(107,478)	(96,384)	(95,215)
Interest received in cash	41,276	29,786	21,878
Taxes paid in cash, net	(34,108)	(47,798)	(29,257)

The accompanying notes are an integral part of these financial statements.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 1 - General

A.
Description of the Company and its activities

1.
Adama Agricultural Solutions Ltd. is an Israel-resident company that was incorporated in Israel, and its official address is at Golan Street in Airport City Park. The Group’s consolidated financial statements as of December 31, 2015, include those of the Company and its subsidiaries (hereinafter together – “the Group”) as well as the Company’s interest in associated companies and in joint arrangements. The Group operates in and outside of Israel and is engaged in development, manufacturing and marketing of agrochemicals, intermediate materials for other industries, food additives and synthetic aromatic products, mainly for export.

As of December 31, 2015 and 2014, 60% of the Company’s shares were held by China National Agrochemical Corporation (hereinafter – “CNAC”) and 40% of the Company’s shares were held by Koor Industries Ltd. (“Koor”). The Company is a reporting entity.

2.
Sales of agrochemical products are directly impacted by the timing of the agricultural seasons (in each of the various markets), the weather in every region and the cyclical pattern of the harvests. Therefore, the Company’s income is not uniform or spread evenly throughout the quarters of the year. The agricultural seasons in countries located in the northern hemisphere (mainly the United States and Europe) take place in the first two quarters of the year and, accordingly, in these countries the sales are usually highest in the first half of the year. On the other hand, in the southern hemisphere, the seasonal trends are the opposite and most of the local sales are made in the second half of the year, except for Australia where most of the sales are made in April through July.

In the Company’s estimation, the Group's balanced regional exposure mitigates the inherent seasonality in the business to some extent, even though the Group’s sales are higher in the northern hemisphere.

B.
Definitions

In these financial statements:

(1) The Company	–	Adama Agricultural Solutions Ltd.
(2) The Group	–	Adama Agricultural Solutions Ltd. and its investee companies.
(3) Subsidiaries	–	Companies of which the financial statements are fully consolidated, directly or indirectly, with the financial statements of the Company.
(4) Investee companies	–	Subsidiaries and associated companies or joint arrangements that the Company’s investment in which is stated, directly or indirectly, using the equity method of accounting.
(5) Related party	–	As defined in IAS 24 (2009) “Relating Party Disclosures”.
(6) Interested parties	–	As defined in Paragraph (1) of the definition of an “Interested Party” in Section 1 of the Israeli Securities Law, 1968.
(7) CPI	–	The Consumer Price Index in Israel as published by the Central Bureau of Statistics.
(8) Dollar	–	The United States dollar.
(9) NIS	–	The New Israeli Shekel.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 2 - Basis for Financial Statement Preparation

A.
Declaration of compliance with International Financial Reporting Standards (IFRS)

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the - International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on October 31, 2016.

B.
Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following assets and liabilities:

–
Financial instruments, derivative and other assets and liabilities measured at fair value through profit and loss.

–
Inventory measured at the lower of cost or net realizable value.

–
Deferred tax assets and liabilities.

–
Provisions.

–
Assets and liabilities relating to employee benefits.

–
Investments in associated companies and joint ventures.

For additional information regarding the measurement of these assets and liabilities see Note 3 – Significant Accounting Policies.

C.
Use of estimates and judgment

The preparation of financial statements in accordance with IFRS requires management to use judgments, estimates and assumptions that affect the implementation of the accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires the Company’s management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances to each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 2 - Basis for Financial Statement Preparation (cont’d)

C.
Use of estimates and judgment (cont’d)

Information regarding assumptions made by the Group with respect to the future and other significant reasons for uncertainty with respect to the estimates, that have a significant risk that they may result in a material adjustment to the carrying amounts of assets and liabilities in the next financial year, is included in the following notes:

●
Contingent liabilities – when assessing the possible outcomes of legal claims filed against the Company and its investee companies, the company positions are based on the opinions of their legal advisors. These assessments by the legal advisors are based on their professional judgment, considering the stage of the proceedings and the legal experience accumulated regarding the various matters. Since the results of the claims will be determined by the courts, the outcomes could be different from the assessments.

In addition to the said claims, the Group is exposed to unasserted claims, inter alia, where there is doubt as to interpretation of the agreement and/or legal provision and/or the manner of their implementation. This exposure is brought to the Company’s attention in several ways, among others, by means of contacts made to Company personnel. In assessing the risk deriving from the unasserted claims, the Company relies on internal assessments by the parties dealing with these matters and by management, who weigh assessment of the prospects of a claim being filed, and the chances of its success, if filed. The assessment is based on experience gained with respect to the filing of claims and the analysis of the details of each claim. Naturally, in view of the preliminary stage of the clarification of the legal claim, the actual outcome could be different from the assessment made before the claim was filed.

For further information regarding the Company’s exposure to claims – see Note 19 regarding contingent liabilities.

●
Impairment of assets – the Company evaluates the need for recording a provision for impairment of goodwill at least annually, on a fixed date. In addition, each reporting date, the Company evaluates whether events have occurred or whether there have been changes in circumstances that indicate that impairment has occurred in one or more of the other non-monetary assets. If there are signs of impairment, an examination is made as to whether the amount at which the investment in the asset is stated can be recovered from the discounted cash flows expected from that asset and, if necessary, an impairment provision is recorded up to the recoverable amount. The discounted cash flows are calculated using a pre-tax discount rate that represents the market's assessment of the time value of money and the specific risks attributed to the asset. Determination of the estimated cash flows is based on past experience of this asset or similar assets, and the Company’s best assessment of the economic conditions that will prevail during the remaining estimated useful life of the asset. Changes in the Company’s assessments, as noted, could lead to material changes in the book value of the assets and the operating results.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 2 - Basis for Financial Statement Preparation (cont’d)

C.
Use of estimates and judgment (cont’d)

●
Estimated useful life of intangible assets – intangible assets that have a defined useful life are amortized systematically over their estimated useful life. The amortization period reflects the best estimate of the period in which future economic benefits are expected to accrue to the Company. Use of other assumptions could lead to a different assessment of the estimated period in which future economic benefits are expected to be received.

●
Allowance for doubtful debts – the Company’s trade receivables are stated net of an allowance for doubtful debts. The allowance for doubtful debts is examined regularly by the Company’s management and is determined mostly according to familiarity with the customer, its quality and the collateral amount the customer provides. Changes in the assumptions used to calculate the allowance could lead to material changes in the allowance required.

●
Income taxes – the Company and Group companies are assessed for income tax purposes in a large number of jurisdictions and, therefore, Company management is required to use considerable judgment in determining the total provision for taxes and attribution of income. Deferred taxes are calculated at the tax rates expected to be in effect when they are realized. Some of the Group companies create deferred tax assets in respect of losses carried forward for tax purposes in cases where it is expected to utilize these losses in the foreseeable future. Changes in these assumptions could lead to material changes in the book values of the tax assets and tax liabilities and in the operating results.

For additional information regarding deferred taxes and taxes on income – see Note 17.

●
Employee benefits – the Group’s liabilities for long-term post-employment and other benefits are calculated according to the estimated future amount of the benefit to which the employee will be entitled in consideration for his services during the current period and prior periods. The benefit is stated at present value net of the fair value of the plan’s assets, based on actuarial assumptions. Changes in the actuarial assumptions could lead to material changes in the book value of the liabilities and in the operating results.

For additional information regarding employee benefits – see Note 18.

●
Derivative financial instruments – the Group enters into transactions in derivative financial instruments for the purpose of hedging risks related to foreign currency, inflationary risks and interest risks. The derivatives are recorded at their fair value. The fair value of derivative financial instruments is based on quotes from financial institutions. The reasonableness of the quotes is examined by discounting the future cash flows, based on the terms and time to maturity of each contract, while using market interest rates of a similar instrument as of the measurement date. Changes in the assumptions and the calculation model could lead to material changes in the fair value of the assets and liabilities and in the operating results.

●
Inventories – inventories are measured in the financial statements at the lower of cost or net realizable value. Net realizable value is an estimate of the selling price in the ordinary course of business, after deducting the estimated cost to complete and the costs required to execute the sale. The selling price is estimated on the basis of the expected selling price at the time of realization of inventories. A reduction in the expected selling price could lead to an impairment of the inventories.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 2 - Basis for Financial Statement Preparation (cont’d)

D.
Immaterial adjustment of the comparative figures

During the first quarter of 2015, an immaterial error was found in calculation of the unrealized income in respect of inventory sold between the Group’s subsidiaries. The impact of the correction on the comparative figures is in the following items: retained earnings, in the amount of $7.4 million, constituting 0.7% of the retained earnings as previously report, inventory, in the amount of $10.4 million, and deferred tax assets, in the amount of $3 million.

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, and have been applied consistently by Group entities. In this Note, matters have been marked in bold with respect to which the Group has chosen accounting alternatives permitted in the accounting standards.

A.
Basis for Consolidation

(1)
Business combinations

The Group applies the acquisition method with respect to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists where the Group is exposed or has rights to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred including any amounts recognized in respect of non-controlling interests in the acquiree as well as the fair value on the acquisition date of any pre-existing equity right of the Group in the acquiree, less the net amount attributed in the acquisition to the identifiable assets acquired and the liabilities assumed.

On the acquisition date, the Group recognizes a contingent liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured.

The consideration transferred includes the fair value of any contingent consideration. After the acquisition date, the Group recognizes changes in the fair value of contingent consideration classified as a financial liability in profit or loss.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 3 - Significant Accounting Policies (cont’d)

A.
Basis for Consolidation (cont’d)

(1)
Business combinations (cont’d)

Costs associated with the acquisition incurred by the acquirer in the business combination, such as, legal, valuation and other professional or consulting fees, are recognized as an expense in the period in which the services are received.

(2)
Subsidiaries

Subsidiaries are entities that are controlled by the Company. The financial statements of the subsidiaries are included in the consolidated financial statements from the date control was acquired and up to the date control ceases to exist. The accounting policies of the subsidiaries have been changed where necessary to align them with the accounting policies adopted by the Group.

(3)
Transactions eliminated on consolidation

Intercompany balances within the Group and unrealized income and expenses derived from intercompany transactions are eliminated as part of the preparation of the consolidated financial statements.

(4)
Structured entities

The Group operates with a structured entity for purposes of securitization trade receivables. The Group does not have any direct or indirect holding in the shares of that entity. The structured entity, which was established for purposes of securitization of such trade receivables, was included in the consolidated financial statements when the Group had control over the entity per its definition is in Paragraph (1) above.

(5)
Investment in associated associates and joint ventures

Associates are those companies in which the Group has significant influence over the financial and operating policies, but where control or joint control over them has not been achieved. There is a rebuttable presumption whereby a holding at the rate of 20% to 50% in the investee entity confers significant influence. When examining the existence of significant influence, account is taken of potential voting rights that may be exercised or converted immediately for shares of the investee company.

Joint ventures are joint arrangements wherein the Group has rights in the arrangement’s net assets.

Investments in associates and joint arrangements are accounted for using the equity method of accounting and are initially recognized at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Group’s share in the revenues and expenses in the income or loss and other comprehensive income of investee companies accounted for using the equity method of accounting, from the date on which the significant influence or joint control exists until the date that significant influence or joint control ceases.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 3 - Significant Accounting Policies (cont’d)

A.
Basis for Consolidation (cont’d)

(6)
Non-controlling interests

Non-controlling interests constitute the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company.

Measurement of non-controlling interests on the date of the business combination
Non-controlling interests which are instruments that confer a present ownership interest and entitle their holders to a share of net assets in the event of liquidation (for example: ordinary shares), are measured at the date of the business combination at their proportionate interest in the identifiable assets and liabilities of the acquiree.

Allocation of profit or loss and other comprehensive income to the shareholders
Profit or loss and any component of other comprehensive income are allocated to the owners of the Company and to the non-controlling interests. The total profit or loss and other comprehensive income is allocated to the owners of the Company and to the non-controlling interests even if as a result the balance of the non-controlling interests will be negative.

Transactions with non-controlling interests, while retaining control
Transactions with holders of non-controlling interests while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in the non-controlling interests is recognized in the owners’ share in the equity of the Company directly in a capital reserve.

For an increase in the holding rate, the amount of the adjustment to the non-controlling interests is calculated according to the proportionate share acquired from the balance of the non-controlling interests in the consolidated financial statements prior to the transaction.

Furthermore, when the holding rate of the subsidiary changes, while retaining control, the Group re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Company and the non-controlling interests.

Issuance of a put option to non-controlling interests
A put option issued by the Group to holders of non-controlling interests that is settled in cash or another financial instrument is recognized as a liability at the present value of the exercise price. In subsequent periods, changes in the value of the liability in respect of a put option issued commencing from January 1, 2010 are recognized in profit or loss according to the effective interest method. Changes in re-measurements of liabilities in respect of a put option issued by the Group to holders of non-controlling interests before January 1, 2010, continue to be recognized in goodwill and are not recognized in profit or loss. The Group’s share of a subsidiary’s profits includes the share of the holders of the non-controlling interests to which the Group issued a put option, even where the non-controlling interests have access to the returns arising from the interests in the subsidiary.

Dividends distributed to holders of non-controlling interests in a subsidiary that hold a put option are recognized in equity.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015

Note 3 - Significant Accounting Policies (cont’d)

A.
Basis for Consolidation (cont’d)

(7)
Loss of control

Upon the loss of control, the group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and other components of equity related to the subsidiary.

B.
Functional currency and presentation currency

(1)
General

These consolidated financial statements are presented in Dollar, which is the Group’s functional currency. The Dollar is the currency that represents the principal economic environment in which the Group operates.

(2)
Foreign currency transactions

Transactions in foreign currency are translated into the Group’s functional currency according to the exchange rate in effect on the transaction dates. Monetary assets and liabilities denominated in foreign currency on the reporting date are translated into the functional currency according to the exchange rate prevailing on that date. Exchange rate differences in respect of monetary items are the difference between the amortized cost in the functional currency at the beginning of the year, adjusted for the effective interest and for payments during the period, and the amortized cost in foreign currency translated according to the exchange rate at the end of the period. Exchange rate differences are recognized directly in “financing expenses” in the consolidated statement of income.

Non-monetary items denominated in foreign currency and measured based on historical cost are translated using the exchange rate in effect on the date of the transaction.

(3)
Foreign Operations

The assets and liabilities of foreign operations, including goodwill and adjustments to fair value recorded at acquisition, are translated into Dollars according to the exchange rates prevailing on the date of the report. Income and expenses of foreign operations are translated into Dollars according to the exchange rates that were in effect on the dates of the transactions.

Foreign currency differences in respect of the translation are recognized in other comprehensive income and are presented in equity as part of capital reserve.

When a foreign operation is a subsidiary that is not wholly owned by the Company, the proportionate share of the foreign currency differences in respect of the foreign operations is allocated to the non-controlling interests.

When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the Translation Reserve related to that foreign operation is reclassified to profit or loss as a part of the gain or loss on the disposal.

Generally, exchange rate differences in respect of loans received from or provided to foreign operations, including foreign operations that are subsidiaries, are recognized in profit and loss in the consolidated financial statements. Where settlement of loans received from or provided to the foreign operations is not planned and is not expected in the foreseeable future, gains and losses from exchange rate differences deriving from these monetary items are included as part of a net investment in the foreign operations, are recognized in other comprehensive income, and are presented within equity as part of the Translation Reserve.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015

Note 3 - Significant Accounting Policies (cont’d)

C.
Financial Instruments

(1)
Non-derivative financial instruments

Initial recognition of financial assets
The Group initially recognizes loans and receivables and deposits on the date that they are created. All other financial assets acquired in a regular way purchase, including assets designated at fair value through profit or loss, are recognized initially on the trade date on which the Group becomes a party to the contractual provisions of the instrument, meaning on the date the Group undertook to purchase the asset. Non-derivative financial instruments include trade and other receivables and cash and cash equivalents.

Derecognition of financial assets
Financial assets are derecognized when the contractual rights of the Group to the cash flows deriving from the financial asset expire, or the Group transfers the rights to receive the contractual cash flows deriving from the financial asset in a transaction in which all the risks and rewards of ownership of the financial asset are effectively transferred.

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset.

Classification of financial assets into categories and the accounting treatment of each category

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to the initial recognition, loans and other receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables include cash and cash equivalents and trade and other receivables.

Cash and cash equivalents include cash balances available for immediate use and call deposits. Cash equivalents include highly-liquid short-term investments having original maturities of up to three months, that are readily convertible into known amounts of cash, and which are exposed to insignificant risk of changes in value.

Offset of financial assets and liabilities
A financial asset and a financial liability are offset and the amounts are presented net in the statement of financial position when the Group has a currently enforceable legal right to offset the amounts and intends to settle the asset and the liability on a net basis or to realize the asset and settle the liability concurrently.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 3 - Significant Accounting Policies (cont’d)
C.
Financial Instruments (cont’d)

(2)
Non-derivative financial liabilities

Non-derivative financial liabilities include bank overdrafts, loans and borrowings from banks and others, marketable debt instruments, finance lease liabilities and trade and other payables.

Initial recognition of financial liabilities

The Group initially recognizes debt instruments issued on the date that they are issued. All other financial liabilities are recognized initially on the trade date on which the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to the initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

Derecognition of financial liabilities
Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is settled or cancelled.

(3)
Derivative financial instruments, including hedge accounting

The Group uses derivative financial instruments to hedge its risks related to foreign currency, inflation and interest rates and derivatives that are not used for hedging.

Hedge accounting
On the commencement date of the accounting hedge, the Group formally documents the relationship between the hedging instrument and hedged item, including the Group’s risk management objectives and strategy in executing the hedge transaction, together with the methods that will be used by the Group to assess the effectiveness of the hedging relationship.

The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedge is expected to be “highly effective” in offsetting the changes in the fair value of cash flows that can be attributed to the hedged risk during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80–125 percent.

With respect to a cash-flow hedge, a forecasted transaction that constitutes a hedged item must be highly probable and must give rise to exposure to changes in cash flows that could ultimately affect profit or loss.

Measurement of derivative financial instruments

Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 3 - Significant Accounting Policies (cont’d)
C.
Financial Instruments (cont’d)

(3)
Derivative financial instruments, including hedge accounting (cont’d)

Measurement of derivative financial instruments (cont’d)

Subsequent to the initial recognition, changes in the fair value of derivatives used to hedge cash flows are recognized through other comprehensive income directly in a hedging reserve, with respect to the part of the hedge that is effective. Regarding the portion of the hedge that is not effective, the changes in fair value are recognized in profit and loss. The amount accumulated in the hedging reserve is reclassified to profit and loss in the period in which the hedged cash flows impact profit or loss and is presented in the same line item in the statement of income as the hedged item.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, the hedge accounting is discontinued. The cumulative gain or loss previously recognized in a hedging reserve through other comprehensive income remains in the reserve until the forecasted transaction occurs or is no longer expected to occur. If the forecasted transaction is no longer expected to occur, the cumulative gain or loss in respect of the hedging instrument in the hedging reserve is reclassified to profit or loss.

Economic hedge
Hedge accounting is not applied with respect to derivative instruments used to economically hedge financial assets and liabilities denominated in foreign currency or CPI linked. Changes in the fair value of such derivatives are recognized in profit or loss as financing income or expenses.

Derivatives that are not used for hedging
Changes in the fair value of derivatives that are not used for hedging are recognized in profit or loss as financing income or expenses.

(4)
CPI-linked assets and liabilities not measured at fair value

The value of CPI-linked financial assets and liabilities that are not measured according to fair value are revalued in every period, according to the actual rate of increase/decrease in the CPI.

(5)
Share capital

Ordinary shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and options for shares are recognized as a deduction from equity.

Incremental costs directly attributable to an expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset in deferred expenses in the statement of financial position. The costs are deducted from the equity upon the initial recognition of the equity instruments, or are deducted as financing expenses in the statement of income when the issuance is no longer expected to take place.

Treasury shares
When share capital recognized in equity is repurchased by the Group, the amount of the consideration paid, including direct costs, net of the tax effect, is deducted from equity and classified as treasury shares. Upon cancellation of the treasury shares, the amount of the consideration paid for them is deducted from the capital reserves.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 3 - Significant Accounting Policies (cont’d)

D.
Fixed assets

(1)
Recognition and measurement

Fixed-asset items are measured at cost less accumulated depreciation and accrued impairment losses. Cost includes expenditures that can be directly attributed to purchase of the asset. The cost of self-constructed assets includes the cost of the materials and direct labor costs, as well as additional costs that are directly attributable to bringing the asset to the position and condition necessary for it to function as management intended, as well as an estimate of the costs to dismantle and remove the item, to restore its location and capitalized borrowing costs. The cost of purchased software, which is an integral part of operating the related equipment, is recognized as part of the cost of such equipment.

Spare parts, servicing equipment and stand-by equipment are classified as fixed assets when they meet the definition of fixed assets in IAS 16; otherwise, they are classified as inventory.

When major parts of a fixed asset item (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of fixed assets.

Changes in the obligation to dismantle and remove the items and to restore the site on which they are located, other than changes deriving from the passing of time, are added to or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount, and any balance is recognized immediately in profit or loss.

The gain or loss from disposal of a fixed-asset item is determined by comparing the consideration from disposal of the asset to its book value, and is recognized net in the “other income” or “other expenses” items, as applicable, in the statement of income.

(2)
Subsequent costs

The cost of replacing part of a fixed-asset item and other subsequent expenses are recognized if it is probable that the future economic benefits associated with them will flow to the Group and if their cost can be measured reliably. The carrying amount of the replaced part of a fixed asset item is derecognized. Current maintenance costs of fixed-asset items are recognized in profit or loss as incurred.

(3)
Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 3 - Significant Accounting Policies (cont’d)
D.
Fixed Assets (cont’d)

(3)
Depreciation (cont’d)

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of every fixed-asset item, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Freehold land are not depreciated.

The estimated useful life for the current period and comparative periods is as follows:

Buildings	25–50 years
Facilities and equipment	22 years
Furniture, equipment and accessories	7–17 years	– mainly 14 years
Motor vehicles	5–7 years
Computers and auxiliary equipment	3–5 years

The estimates regarding the depreciation method, useful lives and residual values are reviewed at least at the end of each reporting year and adjusted where necessary.

E.
Intangible Assets

1.
Goodwill

Goodwill that arises upon the acquisition of subsidiaries is presented as part of intangible assets. For information regarding measurement of goodwill upon initial recognition – see Paragraph A(1) of this Note.

In subsequent periods, goodwill is measured at cost less accrued impairment losses.

2.
Research and development

Expenditures related to research activities undertaken for the purpose of acquiring know-how and new scientific or technical knowledge are recognized in profit and loss as incurred.

Development activities relate to a plan for the production of new products or processes or significant improvement of existing products or processes. Expenditures for development activities are recognized as an intangible asset only if: it is possible to reliably measure the development costs; it is technically and commercially possible to implement the product or process; future economic benefit is expected from the product and the Group has intentions and sufficient resources to complete development of the asset and then use or sell it. The expenditures capitalized in respect of development activities include the cost of materials and overhead expenses that can be directly attributed to preparing the asset for its intended use. Other costs for development activities are recognized in profit and loss as incurred.

In subsequent periods, capitalized development costs are measured at cost less accumulated amortization and accrued impairment losses.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 3 - Significant Accounting Policies (cont’d)
E.
Intangible Assets (cont’d)

3.
Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accrued impairment losses.

4.
Subsequent costs

Subsequent costs are recognized as an intangible asset only where they increase the future economic benefit embodied in the asset in respect of which they were expended. All other costs are recognized in profit or loss as incurred.

5.
Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Goodwill that has an indefinite useful life is not systematically amortized but is tested at least once a year for impairment.

Intangible assets generated within the Group are not systematically amortized as long as they are not available for use, i.e. they are not yet in the condition required in order that they will be able to be used as intended by Management.

The estimated useful life for the current period and comparative periods is as follows:

●
Product registration – mainly 8 years.
●
Intangible assets on purchase of products – mainly 20 years.
●
Marketing rights – 5 to 10 years.
●
Rights to use trademarks – mainly 4 years.

Registration costs incurred for products that can be identified and separated, and which in the Company’s estimation will produce future economic benefit, are recognized as an asset in the “intangible assets” category and are amortized over the period of economic benefit they are expected to provide.

The amortization methods, useful lives and residual values are reviewed at least at the end of each reporting year and are adjusted where necessary.

The Group examines the estimated useful life of an intangible asset that is not amortized (goodwill) in every reporting year, in order to determine if the events and circumstances continue to support the determination that the intangible asset has an indeterminate lifespan.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 3 - Significant Accounting Policies (cont’d)
F.
Leased Assets

Leases, including leases of lands from Israel Lands Administration or from other third parties, wherein the Group assumes substantially all the risks and rewards of ownership of the asset are classified as financing leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the future minimum lease payments. Future payments for exercising an option to extend the lease from Israel Lands Administration are not recognized as part of the asset and the corresponding liability since they constitute contingent lease payments that are derived from the fair value of the land on the future renewal dates of the lease agreement. Subsequent to the initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are classified as operating leases when the leased assets are not recognized in the financial report of the group. Operating lease payments are recorded in profit or loss over the lease term.

In a lease of land and buildings, the land and buildings components are examined separately for purposes of classifying the lease, where a significant consideration in classification of the land component is the fact that land normally has an indefinite useful life.

G.
Inventory

Inventory is measured at the lower of cost or net realizable value. The cost of the inventories of raw materials, packaging materials, spare parts, maintenance materials and purchased materials is determined according to a weighted-average formula, which includes the costs of acquiring the inventory and bringing it to its current location and condition. The cost of finished products and of products in process is determined on the basis of average production costs, including materials, labor and factory expenses. The cost includes the allocable part of the production overhead, based on normal capacity. Net realizable value is the estimated selling price during the ordinary course of business, after deduction of the estimated completion costs and the estimated costs required to execute the sale.

Long-term inventory is inventory the Company expects to realize in a period of more than the upcoming 12 months.

H.
Capitalization of Borrowing Costs

The costs of specific and non-specific borrowing are capitalized to qualified assets during the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs were capitalized in the same manner to the investment in qualified assets or to the part thereof that was not financed by specific borrowing, using an interest rate that is the weighted-average of the cost rates for those borrowing sources, the cost of which was not capitalized specifically. Other borrowing costs are recorded in profit and loss as incurred.

I.
Impairment

1.
Non-derivative financial assets

A financial asset not presented at fair value through profit or loss is tested for impairment when objective evidence exists indicating that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be reliably estimated.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 3 - Significant Accounting Policies (cont’d)

I.
Impairment (cont’d)

Non-derivative financial assets (cont’d)
The Group assesses evidence of impairment of trade receivables at both individual asset and collective levels. Trade receivables that are individually significant are reviewed specifically for impairment. These trade receivables for which no specific impairment has been identified are grouped together and then collectively assessed for any impairment that has occurred and has not yet been identified. Regarding trade receivables that are not individually significant, collective testing for impairment is carried out by grouping them in accordance with similar risk characteristics.

All impairment losses are recorded in profit or loss.

Reversal of impairment loss
An impairment loss is reversed if the reversal can be related objectively to an event that occurred after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

2.
Non-financial assets

Timing of impairment testing
The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there are indications of impairment. If such indications exist, the asset’s recoverable amount is calculated. Once a year and on the same date, or more frequently if there are indications of impairment, the Group estimates the recoverable amount of each cash-generating unit that contains goodwill, or intangible assets that have indefinite useful lives or are unavailable for use.

Determining cash-generating units
For purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (“cash-generating unit”).

Measurement of recoverable amount
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the specific risks attributed to the asset or cash-generating unit, for which the estimated future cash flows expected to derive from the asset or cash-generating unit were not adjusted.

Allocation of goodwill to cash-generating units
Subject to an operating segment ceiling test (before the aggregation of similar segments), for purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which the goodwill impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. In cases where goodwill is not monitored for internal reporting purposes, it is allocated to operating segments (before the aggregation of similar segments) and not to a cash-generating unit (or group of cash-generating units) lower in level than an operating segment.

Goodwill acquired in a business combination is allocated to cash-generating units, including those existing in the Group before the business combination, that are expected to benefit from synergies of the combination.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015

Note 3 - Significant Accounting Policies (cont’d)

I.
Impairment (cont’d)

2.
Non-financial assets (cont’d)

Recognition of impairment loss
Impairment losses are recognized if the carrying amount of an asset or the cash-generating unit exceeds its estimated recoverable amount and such losses are recognized in profit and loss. Regarding cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after gross-up of the goodwill, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to these units and then to reduce the carrying amounts of the other assets in the cash-generating unit, on a pro rata basis.

Reversal of impairment loss
An impairment loss in respect of goodwill is not reversed. In respect of other assets, for which impairment losses were recognized in prior periods, at every reporting date an examination is made as to whether there are indications that the losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, but only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3.
Investments in associates and joint ventures

An investment in an associates and a joint venture is tested for impairment when objective evidence indicates there has been a decline in value.

Goodwill that constitutes part of the carrying amount of an investment in an associated company or joint venture is not recognized as a separate asset and, therefore, is not tested for impairment separately.

If objective evidence indicates that the value of the investment may have been impaired, the Group estimates the recoverable amount of the investment, which is the greater of its value in use and its net selling price. In assessing value in use of an investment in an associated company or joint venture, the Group either estimates its share of the present value of the estimated future cash flows that are expected to be generated by the associate or joint venture, including cash flows from operations of the associate or joint venture and the consideration from the final realization of the investment, or estimates the present value of the estimated future cash flows that are expected to be derived from dividends that will be received and from the final disposal.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 3 - Significant Accounting Policies (cont’d)

J.
Employee Benefits

1.
Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are generally funded by deposits with insurance companies or in funds managed by a trustee, and they are classified either as defined contribution plans or as defined benefit plans.

a.
Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions to a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees.

b.
Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation, in respect of defined benefit plans for post-employment benefits, is calculated separately for each plan by estimating the future amount of the benefit to which an employee will be entitled as compensation for his services during the current and past periods. This benefit is presented according to present value after deducting the fair value of the plan assets. The Group determines the net interest on the net defined benefit liability (asset) in respect of a defined benefit by multiplying the net liability (asset) in respect of a defined benefit by the discount rate used to measure the defined benefit obligation as they were determined at the beginning of the annual reporting period.

The discount rate is determined according to the yield as of the date of the report on high-quality, CPI-linked corporate debentures, which are denominated in NIS and the maturity dates of which approximate the terms of the Group’s obligation. The calculations are performed by a licensed actuary using the “projected unit credit method”.

When on the basis of the calculations a net asset is created for the Group, the asset is not recognized as an asset of the Group, since the Group is not entitled to refunds or a reduction in future deposits.

Remeasurement of the net defined benefit liability (assets) includes actuarial gains and losses and the return on plan assets (excluding interest). Remeasurements are recognized immediately, directly in retained earnings through other comprehensive income.

Interest costs on a defined benefit obligation and interest income on plan assets that were recognized in profit or loss are presented under financing income and expenses, respectively.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 3 - Significant Accounting Policies (cont’d)

J.
Employee Benefits (cont’d)

2.
Other long-term employee benefits

The Group’s net obligation for long-term employee benefits, which are not attributable to post-employment benefit plans, is for the amount of the future benefit to which employees are entitled for services that were provided during the current and prior periods. The amount of these benefits is discounted to its present value and the fair value of the assets related to these obligations is deducted therefrom. The discount rate is determined according to the yield as of the date of the report on high-quality, CPI-linked corporate debentures, which are denominated in NIS and the maturity dates of which approximate the terms of the Group’s obligation. The calculations use the “projected unit credit method” method. Actuarial gains and losses are recorded in income and loss in the period in which they arise.

3.
Termination benefits

Termination benefits to employees are recognized as an expense when the Group has clearly undertaken, with no real chance of cancellation, to terminate employees before they reach the customary retirement age according to a formal, detailed plan. The benefits given to employees upon voluntary retirement are charged when the Group proposes a plan to the employees encouraging voluntary retirement, it is expected that the proposal will be accepted and the number of employees that will accept the proposal can be reliably estimated. If the benefits are payable more than 12 months after the end of the reporting period, they are discounted to their present value. The discount rate used is the yield on the reporting date on highly-rated corporate debentures denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligation.

4.
Short-term benefits

Obligations for short-term employee benefits are measured on a non-discounted basis, and the expense is recorded when the related service is provided. A provision for short-term employee benefits in respect of cash bonuses is recognized in the amount expected to be paid where the Group has a current legal or constructive obligation to pay the said amount for services provided by the employee in the past and the amount can be estimated reliably.

Classification of employee benefits for measurement purposes as short-term benefits or as other long-term benefits is determined based on the Company’s forecast with respect to full settlement of the benefits.

5.
Share-based payment transactions

The fair value on the date of grant of share-based payment awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period wherein unconditional entitlement to the awards is obtained. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions is adjusted to reflect the number of awards that are expected to vest.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 3 - Significant Accounting Policies (cont’d)

K.
Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation.

The Group recognizes an indemnification asset if, and only if, it is virtually certain that the indemnification will be received if the Group settles the obligation. The amount recognized in respect of the indemnification does not exceed the amount of the provision.

Legal claims

A provision for claims is recognized if, as a result of a past event, the Group has a present legal or constructive obligation and it is more likely than not that the Group will be required to use its economic resources to settle the obligation and the amount of obligation can be reliably estimated. Where the impact of the time value is material, the provision is measured at its present value.

L.
Revenues

(1)
Sale of goods

Revenues from the sale of goods in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of returns, discounts and commercial and quantity discounts. Where the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

In cases where the credit period granted by the group exceeds the accepted credit period in the industry, the Group recognizes the future consideration at its present value, calculated using the credit risk rate of the customer. The difference between the fair value and the stated value of the proceeds is recognized as interest income over the credit period.

The Group recognizes revenue when the significant risks and rewards from ownership of the products are transferred to the buyer, receipt of the proceeds is probable, it is possible to reliably estimate the future returns, the costs that were incurred or will be incurred for the transaction can be reliably estimated, management has no ongoing involvement in the products sold and the revenue can be reliably estimated.

If it is expected that a discount will be granted and its amount can be measured reliably, the discount is deducted from the revenue from sale of the goods.

Discounts to customers that are conditional upon the customers’ compliance with certain targets, such as minimal annual purchases, are included in the financial statements as a deduction from revenue, in proportion to the rate of compliance with the targets, only when it is probable that the targets will be achieved and the amount of the discount can be reasonably determined.

The timing of transferring the risks and rewards changes according to the specific terms of the sale contract. Regarding sales of products in Israel, transfer of the risks and rewards generally exists when the products arrive at the customer’s warehouse, although regarding certain international shipments the transfer occurs when the products are loaded on the shipper’s transport vehicles.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015

Note 3 - Significant Accounting Policies (cont’d)

L.
Revenues (cont’d)

(2)
Commissions

When the Group acts as an agent and not as a primary supplier, the revenue is recognized in the amount of the net commission.

M.
Financing Income and Expenses

Financing income includes interest income on funds invested, dividend income, changes in the fair value of financial assets presented at fair value through profit or loss, exchange rate gains and gains on hedging instruments recognized in profit or loss. Interest income is recognized as it is accrued, using the effective interest method. Dividend income is recognized when the Group is given the right to receive the payment.

Financing expenses include interest on loans received, changes in the time value of provisions, changes in the fair value of contingent considerations from a business combination, changes in the fair value of financial assets presented at fair value through profit or loss, impairment losses on financial assets (other than losses on trade receivables that are presented as part of general and administrative expenses) and losses from hedging instruments recognized in profit or loss. Credit costs, which are not capitalized to qualifying assets, are recognized in profit or loss using the effective interest method.

Exchange rate gains and losses in respect of financial assets and liabilities are reported on a net basis.

Results of derivatives transactions which are not used for hedging are reported in net amounts.

N.
Income Taxes Expense

Taxes on income include current and deferred taxes. Current tax and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or are recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Current taxes
Current tax is the amount of tax expected to be paid (or received) on the taxable income for the year, calculated using the applicable tax rates based on the laws enacted or substantively enacted as of the date of the report. Current taxes also include taxes in respect of prior years.

Offset of current tax assets and liabilities
The Group offsets current tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and intends either to settle the current tax liabilities and assets on a net basis or to realize the asset and settle the liability simultaneously.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 3 - Significant Accounting Policies (cont’d)

N.
Income Taxes Expense (cont’d)

Uncertain tax positions
A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to settle the obligation.

Deferred taxes
Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The Group does not recognize deferred taxes for the following temporary differences:
●
The initial recognition of goodwill;
●
The initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income; and
●
Differences deriving from investments in subsidiaries, joint arrangements and associates, to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends in respect of the investment.

Deferred taxes are measured at the tax rates expected to apply to the temporary differences when they are utilized, based on the laws that have been enacted or substantively enacted as of the reporting date.

A deferred tax asset is recognized in respect of tax loss carryforwards, tax benefits and deductible temporary differences, where it is expected that in the future there will be taxable income against which they can be utilized. Deferred tax assets are reviewed at every reporting date and to the extent it is not expected that the related tax benefits will be realized, they are reduced.

Deferred tax assets that were not recognized are reevaluated at each reporting date and recognized if it has become probable that future taxable profits will be available against which they can be utilized.

When calculating the deferred taxes, taxes that would have applied in the event of realizing investments in Subsidiaries were not taken into account since it is the Company’s intention to hold these investments and not realize them.

Offset of deferred tax assets and liabilities
The Group offsets deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to the same taxable income taxed by the same tax authority for the same taxable entity, or on different taxable entities, where they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be settled concurrently.

Additional tax on dividend distribution
The Group may be required to pay additional tax in case of distribution of dividends by the Group companies. This additional tax was not included in the financial statements, since the policy of the Group is not to distribute a dividend which creates an additional tax liability for the recipient company in the foreseeable future.

Inter-company transactions
Deferred tax in respect of inter-company transactions in the consolidated financial statements is recorded according to the tax rate applicable to the procuring company.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 3 - Significant Accounting Policies (cont’d)

O.
Government Grants

Grants received from the Chief Scientist in respect of research and development projects are treated as forgivable loans, according to IAS 20. Grants received from the Chief Scientist are recognized as liabilities according to their fair value on the date the grants were received unless it was reasonably certain on that date that the amount received will not be repaid. The amount of the liability is reexamined in each period and any changes in the present value of the cash flows, discounted at the original interest rate of the grant, are recognized in the profit or loss. The difference between the amount received and the fair value on the date the grant is received, is recognized as a reduction of research and development expenses.

Grants that compensate the Group for the cost of an asset are presented as a deduction from the related assets and are recognized in profit or loss on a systematic basis over the useful life of the asset.

P.
Segment Reporting

An operating segment is a component of the Group that meets the following three conditions:

1.
It engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions between the Group companies;
2.
Its operating results are reviewed regularly by the Group’s chief operating decision maker in order to make decisions regarding resources to be allocated to the segment and to assess its performance; and
3.
Separate financial information is available in respect thereof.

Q.
Environmental Costs

The current costs for operation and maintenance of facilities for the prevention of environmental pollution and projected provisions, for environmental rehabilitation costs stemming from current or past activities, are recorded in the statement of income. The costs of constructing facilities to prevent environmental pollution, which increase the life expectancy of a facility or its efficiency, or decrease or prevent the environmental pollution, are added to the cost of the fixed assets and are depreciated according to the Group’s regular depreciation policies.

R.
New standards

(A)
IFRS 9 (2014), Financial Instruments

A final version of the standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 3 - Significant Accounting Policies (cont’d)

R.
New standards (cont’d)

(A)
IFRS 9 (2014), Financial Instruments (cont’d)

Classification and measurement
In accordance with the standard, there are three principal categories for measuring financial assets: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. Investments in equity instruments will be measured at fair value through profit and loss (unless the entity elected at initial recognition to present fair value changes in other comprehensive income).

The standard requires that changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income.

Hedge accounting – general
In accordance with the standard, additional hedging strategies that are used for risk management will qualify for hedge accounting. The standard replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, without stipulating a quantitative threshold. In addition, the standard introduces new models that are alternatives to hedge accounting as regards credit exposures and certain contracts outside the scope of the standard and sets new principles for accounting for hedging instruments. In addition, the standard provides new disclosure requirements.

Impairment of financial assets
The standard includes a new ‘expected credit loss’ model for calculating impairment. For most of the financial debt instruments, the new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an impairment provision will be recorded in the amount of the expected credit losses that result from default events that are possible within the twelve months after the reporting date. If the credit risk has increased significantly, in most cases the impairment provision will increase and be recorded at the level of lifetime expected credit losses of the financial asset.

The standard is to be applied for annual periods beginning on January 1, 2018, with early adoption being permissible. The standard is to be applied retrospectively, except for certain exemptions.

The Group has not yet commenced examining the effects of adoption of the standard on the financial statements.

(B)
IFRS 15, Revenue from Contracts with Customers

The standard replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. The standard provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, the standard provides new and more extensive disclosure requirements than those presently existing.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 3 - Significant Accounting Policies (cont’d)

R.
New standards (cont’d)

(B)
IFRS 15, Revenue from Contracts with Customers (cont’d)

The standard is to be applied for annual periods beginning on January 1, 2018, and earlier application is permissible. The standard includes various alternative transitional provisions, so that companies may choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete.

The Group has not yet commenced examining the effects of adopting the standard on the financial statements.

(C)
IFRS 16 – Leases

The standard replaces International Accounting Standard 17 – Leases (IAS 17) and its related interpretations. The standard's instructions annul the existing requirement from lessees to classify leases as operating or finance leases. Instead of this, for lessees, the new standard presents a unified model for the accounting treatment of all leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements. Similarly, the standard determines new and expanded disclosure requirements from those required at present.

The standard will become effective for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15 – Revenue from contracts with customers. The standard includes a number of alternatives for the implementation of transitional provisions, so that companies can choose one of the following alternatives at the implementation date: full retrospective implementation or implementation from the effective date while adjusting the balance of retained earnings at that date.

The Group has not yet commenced examining the effects of adopting the amendments on the financial statements.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015

Note 4 - Trade Receivables

December 31
2015	2014
$ thousands	$ thousands

Foreign	792,669	1,073,930
Domestic (Israel)	10,296	35,476

	802,965	1,109,406
Less – provision for doubtful accounts	(31,147)	(35,671)

	771,818	1,073,735

December 31
2015	2014
$ thousands	$ thousands

Non-current trade receivables	20,089	12,492
Current trade receivables	802,965	1,109,406
Trade receivable as part of securitization transaction not yet eliminated	26,367
Less – provision for doubtful accounts	(31,147)	(35,671)

	818,274	1,086,227

In September 2004, the Company and certain of its subsidiaries entered into a securitization transaction with Rabobank International for sale of customer receivables (hereinafter – “the Securitization Program” and/or “the Securitization Transaction”).

Pursuant to the Securitization Program ,the companies will sell their customer receivables, in various different currencies, to a foreign company that was set up for this purpose and that is not owned by the Adama Agricultural Solutions Group (hereinafter – “the Acquiring Company”). Acquisition of the customer receivables by the Acquiring Company is financed by a U.S. company, Nieuw Amsterdam Receivables Corporation for the Rabobank International Group.

The customer receivables included as part of the Securitization Transaction are customer receivables that meet the criteria provided in the agreement.

Every year the credit facility is re-approved in accordance with the Securitization Program. As at the date of the report, the Securitization Agreement was approved up to July 31, 2016. Subsequent to the date of the report the credit facility was re-approved for an additional year.

The maximum scope of the securitization is adjusted for the seasonal changes in the scope of the Company’s activities, as follows: during the months April through June the maximum scope of the securitization is $350 million, during the months July through September the maximum scope of the securitization is $300 million and during the months October through March the maximum scope of the securitization is $250 million. The proceeds received from those customers whose debts were sold are used for acquisition of new customer receivables.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 4 - Trade Receivables (cont’d)

The price at which the customer receivables are sold is the amount of the debt sold less a discount calculated based on, among other things, the expected length of the period between the date of sale of the customer receivable and its anticipated repayment date.

In the month following acquisition of the debt, the Acquiring Company pays in cash most the price of the debt while the remainder is recorded as a subordinated liability that is paid after collection of the debt sold. If the customer does not pay its debt on the anticipated repayment date, the Company bears interest up to the earlier of the date on which the debt is actually repaid or the date on which the Acquiring Company is indemnified by the insurance company (the actual costs are not significant and are not expected to be significant).

The Acquiring Company will not have a right of recourse to the Company in respect of the amounts paid in cash, except regarding debts with respect to which a commercial dispute arises between the companies and their customers, that is, a dispute the source of which is a claim of non-fulfillment of an obligation of the seller in the supply agreement covering the product, such as: a failure to supply the correct product, a defect in the product, delinquency in the supply date, and the like.

Pursuant to the Receivables Servicing Agreement, the Group companies handle collection of the customer receivables as part of the Securitization Transaction for the benefit of the Acquiring Company.

The loss from sale of the customer receivables is recorded at the time of sale in the statement of income in the “financing expenses” category.

As part of the agreement, the Company committed to comply with certain financial covenants, mainly the ratio of the liabilities to equity and profit ratios (see Note 20E).

Up to March 26, 2015, the companies bore the full amount of the losses incurred by the Acquiring Company as a result of non-payments of the customer receivables included as part of the Securitization Program, up to the amount of the total balance of the price of the unpaid debt. In addition, the Company undertook with an insurance company in an insurance policy for the benefit of the Acquiring Company insuring the customer receivables included in the Securitization Program.

On March 26, 2015, the Securitization Agreement was amended. The main changes are as follows:

–
The Acquiring Company bears 90% of the credit risk in respect of the customers whose debts were sold.

–
The Acquiring Company appointed a policy manager who will manage for it the credit risk involved with the customer receivables sold, including an undertaking with an insurance company.

–
Increase of the proceeds received in cash in the month following the date of sale of the customer receivables.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 4 - Trade Receivables (cont’d)

The accounting treatment of sale of the customer receivables included as part of the Securitization Program is: the Company continues to recognize the customer receivables included in the Securitization Program based on the extent of its continuing involvement therein.
Up to March 2015, the Acquiring Company is consolidated in the Group’s financial statements since control over the Acquiring Company existed.
Commencing from March 2015, as a result of amendment of the Securitization Agreement, as described above, the Company ceased controlling the Acquiring Company, therefore is not consolidated in the company’s reports since that date.
In respect of the part of the trade receivables included in the securitization Program with respect to which cash proceeds were not yet received, however regarding which the Company has transferred the credit risk, a subordinated note is recorded.

Note 5 - Financial and Other Assets, Including Derivatives*

December 31
2015	2014
$ thousands	$ thousands

Claims from the government in respect of participations and
tax refunds	59,331	56,799
Receivables in respect of transactions in derivatives	78,790	167,986
Financial institutions	4,528	55,505
Income receivable	982	1,918
Advances to suppliers	23,200	5,422
Other	13,697	10,667

	180,528	298,297

* Except for derivative transactions presented at fair value and non-financial assets, the remaining items are classified in the “loans and receivables” category.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015

Note 6 - Inventories

December 31
2015	2014
$ thousands	$ thousands

Finished goods and commercial inventory	735,768	*759,913
Work in progress	81,317	106,052
Raw materials	296,748	317,970
Packaging materials	15,081	13,725
Spare parts and maintenance materials	20,144	21,531

	1,149,058	1,219,191
Additional information:
Merchandise in transit (included in the inventories balance)	19,315	37,776

*Immaterial adjustment of the comparative figures – see Note 2D.

December 31
2015	2014
$ thousands	$ thousands

Non-current inventory	35,565	21,938
Current inventory	1,149,058	1,219,191

	1,184,623	1,241,129

The Group wrote-down inventory mainly due to slow moving and defective inventory and inventory for which the net realizable value is less than its cost. The balance of the write-down was $29 million and $19.8 million as of December 31, 2015 and 2014, respectively.

Note 7 - Other Financial Investments and Receivables

A.
Composition
December 31
2015	2014
$ thousands	$ thousands

Long-term investments, loans and receivables	17,844	20,142
Non-current trade receivables	20,089	12,492
Receivables in respect of transactions in derivatives	6,860	9,448
Call option in respect of business combination transaction	3,249	3,068
	48,042	45,150

Less – current maturities	7	7

	48,035	45,143

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015

Note 7 - Other Financial Investments and Receivables (cont’d)

B.
Maturities

The other financial investments and receivables are repayable as follows:
$ thousands

First year (current maturities)	7
Second year	8,516
Third year	2,925
Fourth year	3,255
Fifth year and thereafter	24,615
Without fixed maturity date	8,724

48,042

Note 8 - Non-Financial Investments and Other Receivables, including Non-Current Inventory

December 31
2015	2014
$ thousands	$ thousands

Non-current inventory	35,565	21,938
Non-financial assets	376	610

	35,941	25,548

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 9 - Fixed Assets

A.
Movement in the carrying amount:

Furniture
Land and	Facilities and	Motor	computers and
buildings	equipment	vehicles	office equipment	Total
$ thousands

Cost
Balance as of January 1, 2015	237,964	1,286,594	14,057	36,008	1,574,623
Additions**	3,059	74,076	2,117	2,575	81,827
Disposals	(67)	(629)	(2,625)	(545)	(3,866)
Disposal of subsidiaries	-	(930)	-	(2)	(932)
Balance as of December 31, 2015	240,956	1,359,111	13,549	38,036	1,651,652

Accumulated depreciation
Balance as of January 1, 2015	107,998	669,730	6,171	24,268	*808,167
Additions**	5,231	46,753	1,975	3,469	57,428
Disposals	(67)	(571)	(1,949)	(366)	(2,953)
Losses from impairment	1,261	600	-	48	1,909
Disposal of subsidiaries	-	(204)	-	(2)	(206)
Balance as of December 31, 2015	114,423	716,308	6,197	27,417	864,345

Depreciated balance at
December 31, 2015	126,533	642,803	7,352	10,619	787,307

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 9 - Fixed Assets (cont’d)

A.
Movement in the carrying amount: (cont’d)

Furniture
Land and	Facilities and	Motor	computers and
buildings	equipment	vehicles	office equipment	Total
$ thousands

Cost
Balance as of January 1, 2014	237,060	1,201,596	13,004	33,971	1,485,631
Additions**	6,029	90,230	3,137	3,293	102,689
Disposals	(5,086)	(4,743)	(2,062)	(1,228)	(13,119)
Disposal of subsidiaries	(39)	(489)	(22)	(28)	(578)
Balance as of December 31, 2014	237,964	1,286,594	14,057	36,008	1,574,623

Accumulated depreciation
Balance as of January 1, 2014	103,637	630,930	5,827	22,043	*762,437
Additions**	4,806	43,259	1,886	3,355	53,306
Disposals	(439)	(4,215)	(1,535)	(1,125)	(7,314)
Disposal of subsidiaries	(6)	(244)	(7)	(5)	(262)
Balance as of December 31, 2014	107,998	669,730	6,171	24,268	808,167

Depreciated balance at
December 31, 2014	129,966	616,864	7,886	11,740	766,456

* Including an impairment provision from 2010 of $15.8 million, of which $14.9 million is for facilities and equipment.
**
Includes effect of foreign currency translation differences in respect of foreign operations.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 9 - Fixed Assets (cont’d)

B.
Additional information

1.
Adama Makhteshim Chemical Works Ltd.’s (hereinafter – “Makhteshim”) facilities are located on land of about 1,086 dunams in Naot Hovav (including buildings, offices facilities and warehouses) under lease agreements for various periods ending between the years 2023–2029 with a right to extend, and on land of about 407 dunams in Be’er Sheva leased from Israel Lands Administration, on which there is a built-up area, including buildings, offices facilities and warehouses. In addition, on the land located in Be’er Sheva, there is a facility of Lycord, a subsidiary of the Company.

Adama Agan Chemical Manufacturers Ltd.’s (hereinafter – “Agan”) facilities are located in Ashdod on a freehold area of about 242 dunams, of which an area of about 90 dunams is registered in the name of Agan and about 112 dunams that will be registered in the name of Agan subject to execution of consolidation and subdivision proceedings, which as of the date of the report had not yet been completed, and approximately 40 dunams are leased from Israel Lands Administration for lease periods ending between the years 2050 and 2054. On the land there is a built-up area, including, among other things, manufacturing facilities, warehouse, storage areas for empty packagings, engineering services, technical equipment, offices, laboratories, platforms, rest areas for the employees and various auxiliary buildings. Furthermore, Adama Agan leases from other lessors, who are third parties unrelated to the Company, areas of about 7 dunams, are located adjacent to the plant area, for purposes of parking and storage, in consideration of amounts that are not significant to the Company.

In April 2006, the Company signed an agreement with the City of Ashdod for a period of 24 years whereby the Company is permitted to make use of an area measuring about 20 dunams for purposes of construction of a facility for wastewater purification. The Company pays an annual usage fee for the land.

The facilities of investee companies outside Israel are located on freehold land.

2.
Regarding liens – see Note 20.

C.
Collateral

As of December 31, 2015, fixed asset items totalling $1,975 thousand (2014 – $3,618 thousand) are pledged to secure bank loans (see Note 14 regarding long-term bank loans with respect to terms and repayment dates).

D.
Purchase of fixed assets on credit

The Group’s credit due to purchases of fixed assets as of December 31, 2015 is $11,771 thousand.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 9 - Fixed Assets (cont’d)

E.
Investment grants

Investment grants received for the purchase of fixed assets

Balance as of December 31
2015	2014
$ thousands	$ thousands

Buildings and equipment in the Group’s plants	114,023	112,683

The investment grants deducted from the cost of the buildings and equipment in the Group’s plants. The investment grants that were deducted from the cost of the buildings and equipment in the Group’s plants were received for investments in an “approved enterprise” over the course of many years. In order to ensure compliance with the grant conditions, a floating lien was recorded on the assets of the subsidiaries in Israel in favor of the State of Israel. For some of the investments, if the Group does not comply with the conditions for receipt of the grant, it will have to refund the amount of the grants, fully or partially, plus interest and linkage difference as per law.

F.
Capitalized borrowing costs

Balance as of December 31
2015	2014
$ thousands	$ thousands

Borrowing costs	23,248	22,705

G.
Additional Information

The Group has fully-depreciated assets that are still in use. The cost of these assets as of December 31, 2015 is $308,621 thousand (December 31, 2014 – $298,047 thousand).

Part of the land in Israel has not yet been registered in the name of the Group companies at the Land Registry Office, mostly due to registration procedures or technical problems.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 10 - Intangible Assets

Intangible
		assets on		Marketing
Product		purchase of		rights and
registration	Goodwill	products(1)	Software	trademarks	Other	Total
$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Cost
Balance as of January 1, 2015	879,418	236,253	320,141	60,718	67,761	44,923	1,609,214
Additions (2)	83,005	(8,028)	-	8,389	(223)	4,338	87,481
Disposals	(30,993)	-	(5,549)	(737)	(6,960)	(4)	(44,243)
Disposal of subsidiaries	(918)	-	-	-	-	(5)	(923)
Balance as of December 31, 2015	930,512	228,225	314,592	68,370	60,578	49,252	1,651,529
Accumulated amortization
Balance as of January 1, 2015	521,519	47,483	215,604	37,083	56,511	27,123	905,323
Additions (2)	76,631	(1,481)	14,152	6,234	1,912	3,566	101,014
Disposals	(30,130)	-	(5,549)	(711)	(6,960)	(4)	(43,354)
Loss from impairment	1,175	-	-	-	-	-	1,175
Disposal of subsidiaries	(78)	-	-	-	-	-	(78)
Balance as of December 31, 2015	569,117	46,002	224,207	42,606	51,463	30,685	964,080
Amortized balance as of December 31, 2015	361,395	182,223	90,385	25,764	9,115	18,567	687,449

(1)
Intangible assets on purchase of products includes mainly consideration paid pursuant to agreements from 2001 and 2002 attributed to rights in intellectual property, trademarks, trade name, technological know-how, and information with respect to customers and suppliers of raw materials.

(2)
Including effect of foreign currency translation differences in respect of foreign operations.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 10 - Intangible Assets (cont’d)

Intangible
		assets on		Marketing
Product		purchase of		rights and
registration	Goodwill	products(1)	Software	trademarks	Other	Total
$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Cost
Balance as of January 1, 2014	798,847	245,368	329,583	52,348	71,193	49,043	1,546,382
Additions (2)	83,650	(9,115)	–	10,166	(259)	(687)	83,755
Disposals	(3,079)	–	(9,442)	(1,796)	(3,173)	(2,700)	(20,190)
Transition from consolidation to equity
accounted company	–	–	–	–	–	(733)	(733)
Balance as of December 31, 2014	879,418	236,253	320,141	60,718	67,761	44,923	1,609,214
Accumulated amortization
Balance as of January 1, 2014	454,536	48,722	210,525	33,826	49,411	25,664	822,684
Additions (2)	70,041	(1,239)	14,521	5,053	10,273	4,159	102,808
Disposals	(3,058)	–	(9,442)	(1,796)	(3,173)	(2,700)	(20,169)
Balance as of December 31, 2014	521,519	47,483	215,604	37,083	56,511	27,123	905,323
Amortized balance as of December 31, 2014	357,899	188,770	104,537	23,635	11,250	17,800	703,891

(1)
Intangible assets on purchase of products includes mainly consideration paid pursuant to agreements from 2001 and 2002 attributed to rights in intellectual property, trademarks, trade name, technological know-how, and information with respect to customers and suppliers of raw materials.

(2)
Including effect of foreign currency translation differences in respect of foreign operations.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 11 - Loans and Credit from Banks and Other Lenders

A.
Composition

December 31	December 31
2015	2014
$ thousands	$ thousands

Credit from banks
Overdrafts	15,225	10,234
Short-term credit	103,725	286,587
	118,950	296,821

Current maturities – other	109	109
Current maturities of long-term loans from banks	103,741	74,276

	222,800	371,206

B.
Regarding financial covenants – see Note 20C.

Note 12 - Trade Payables
December 31	December 31
2015	2014
$ thousands	$ thousands

Open accounts	511,534	615,014
Post-dated checks	42,823	35,815

	554,357	650,829

Note 13 - Other Payables
December 31	December 31
2015	2014
$ thousands	$ thousands

Liabilities to employees and other liabilities in respect of
salaries and wages	103,333	109,415
Government institutions	11,819	9,642
Payables in respect of transactions in derivatives	125,640	295,554
Financial institutions	13,078	6,471
Accrued expenses	77,904	81,618
Payables in respect of intangibles assets	11,757	9,042
Payables in respect of business combination	8,237	827
Liabilities for discounts	61,004	92,955
Provisions for legal claims	12,930	11,233
Other	43,590	43,057

	469,292	659,814

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 14 - Long-Term Loans from Banks

A.
Composition

December 31	December 31
2015	2014
$ thousands	$ thousands

Loans from banks	277,449	338,415
Less – current maturities	103,741	74,276

	173,708	264,139

B.
Regarding the commitment of the Company and certain subsidiaries to banks to maintain certain financial covenants, mainly debt-equity and profitability ratios – see Note 20C.

Note 15 - Debentures

On December 4, 2006, the Company issued to institutional investors three series of debentures, Series B, C and D, in the aggregate amount of NIS 2,350 million par value, in exchange for their par value.

During 2008, the Company purchased by itself and through a wholly-owned subsidiary, a cumulative total of NIS 80.4 million par value debentures (Series B), at a total cost of $16,425 thousand. Due to the Company's purchase, debentures with a par value of NIS 12.5 million were de-listed from trading.

On March 25, 2009, the Company issued debentures by expanding Series C and D, in the total amount of NIS 1,133 million par value debentures for a consideration of 101.56% and 98.95% of its par value, respectively.

On January 16, 2012, the Company issued debentures by expanding Series B and D, in the total amount of NIS 1,054 million par value debentures for a consideration of 85.84% and 103.36% of their par values, respectively.

On January 7, 2013, the Company issued debentures by expanding Series B, in the total amount of NIS 600 million par value debentures for a consideration of 94.88% of their par value.

On February 9, 2014, the Company issued debentures by expanding Series D, in the total amount of NIS 487.8 million par value debentures for a consideration of 106.74% of their par value.

On February 1, 2015, the Company issued 533,330 units composed of NIS 533.3 million par value debentures (Series B), which were issued by means of an expansion of the Series, in exchange for 103.59% of their par value and 2,667 non-marketable options. Each option is exercisable for NIS 100 par value debentures (Series B) in exchange for a consideration of NIS 127. In the first and second quarters of 2015, all of the warrants were exercised.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 15 - Debentures (cont'd)

The debentures issued are broken down into three series, as follows:

1.
Series B debentures, in the amount of NIS 3,563.5 million par value, linked to the CPI and bearing interest at the base annual rate of 5.15%. The debenture principal is to be repaid in 17 equal payments in the years 2020 through 2036. The issuance costs for this series amounted to $4,144 thousand.

2.
Series C debentures, in the amount of NIS 1,126 million par value, linked to the CPI and bearing interest at the base annual rate of 4.45%. The debenture principal repaid in 4 equal payments in the years 2010 through 2013. The issuance costs for this series amounted to $1,591 thousand.

3.
Series D debentures, in the amount of NIS 1,735.4 million par value, unlinked and bearing interest at the base annual rate of 6.5%. The debenture principal of the series issued in 2006 and 2009 is to be repaid in 6 equal payments in the years 2011 through 2016. The debenture principal of the series issued in 2012 is to be repaid in 5 equal payments in the years 2012 through 2016 and the debenture principal of the series issued in 2014 is to be repaid in 3 equal payments in the years 2014 through 2016. The issuance costs for this series amounted to $2,775 thousand.

On November 30, 2010 through 2013, the Company repaid a total of NIS 1,126 million par value debentures (Series C), which amounted to about $358.3 million, as payment of the debenture principal of Series C. The principal payment made on November 30, 2013, was the final payment where as a result thereof the principal was repaid in full.

On November 30, 2011 through 2015, the Company repaid a total of NIS 1,346.8 million par value debentures (Series D), which amounted to about $354.3 million, as payment of the debenture principal of Series D.

A.
Linkage base and interest rates:
Interest rate
as of
balance sheet
	date	Par value	Total
Linkage terms	%	NIS thousands	$ thousands

Debentures – Series B	CPI	5.15	3,483,117	1,056,380
Debentures – Series D	Unlinked	6.5	388,546	100,789

Total			3,871,663	1,157,169

B.
Repayment dates:
$ thousands

First year (current maturities)	100,789
Second year	-
Third year	-
Fourth year	-
Fifth year and thereafter	1,056,380

1,157,169

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 16 - Other Long-Term Liabilities

December 31	December 31
2015	2014
$ thousands	$ thousands

Liabilities in respect of claims	2,267	1,920
Long-term transactions in derivatives	4,107	5,865
Liability in respect of business combinations	1,991	8,360
Liability in respect of payments to the Chief Scientist	1,590	1,730
Other provisions and liabilities	19,278	11,286

	29,233	29,161

Note 17 - Income Taxes

Details regarding the tax environment of the Group

A.
Corporate Tax Rates

(1)
Set forth below are the tax rates in Israel relevant to the Company for 2013–2015:
2015 – 26.5%
2014 – 26.5%
2013 – 25%

On January 4, 2016, the Knesset plenum passed the Law for amending the Income Tax Ordinance (Number 216) - 2016 which determined, inter alia, that the corporate tax rate would be reduced by 1.5% to a rate of 25% as from 2016 onwards.

If the law had been substantively enacted before December 31, 2015, the effect of the change on the financial statements as at December 31, 2015 was insignificant.

(2)
In January 12, 2012 Amendment 188 to the Income Tax Ordinance (New Version) - 1961 (hereinafter - “the Ordinance”) was published in the Official Gazette. The amendment amended Section 87A to the Ordinance, and provides a temporary order whereby Accounting Standard No. 29 “Adoption of International Financial Reporting Standards (IFRS)” that was issued by the Israel Accounting Standards Board shall not apply when determining the taxable income for the tax years 2007-2011 even if this standard was applied when preparing the financial statements (hereinafter - “the Temporary Order”). On July 31, 2014 Amendment 202 to the Ordinance was issued, by which the Temporary Order was extended to the 2012 and 2013 tax years. Taxable income for 2014,was also calculated by the Temporary Order above.

(3)
The subsidiaries outside of Israel are assessed based on the tax laws in the country of their residence.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 17 - Income Taxes (cont'd)

B.
Benefits under the Law for the Encouragement of Capital Investments

Industrial enterprises of companies in Israel were granted “Approved Enterprise” or “Beneficiary Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959. Part of the income deriving from the “Approved Enterprise” or “Beneficiary Enterprise” during the benefit period is subject to tax at the rate of up to 25% (the total benefit period is seven years and in certain circumstances up to ten years, but may not exceed 14 years from the date of the Letter of Approval and 12 years from the date the “Approved Enterprise” commenced operations or not more than 12 years from the election year for a “Benefitted Enterprise”).

Other industrial enterprises of subsidiaries in Israel are entitled to a tax exemption for periods of between two and six years and a tax rate of up to 25% for the remainder of the benefit period. Should a dividend be distributed from the tax-exempt income, the subsidiaries will be liable for tax on the income from which the dividend was distributed at a rate of 25%.

The aforementioned benefits are conditional upon compliance with certain conditions specified in the Law, related Regulations and the Letters of Approval, in accordance with which the investments in the Approved Enterprises were made. Failure to meet these conditions may lead to cancellation of the benefits, in whole or in part, and to repayment of any benefits already received, together with interest. Management believes that the companies are in compliance with these conditions.

C.
Amendment to the Law for the Encouragement of Capital Investments, 1959

On December 29, 2010 the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – “the Amendment”). The Amendment is effective from January 1, 2011 and its provisions apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment. Companies can choose not to be included in the scope of the amendment to the Encouragement Law and to stay in the scope of the law before its amendment until the end of the benefits period of its approved/beneficiary enterprise.

The Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the “Ireland” track and the “Strategic” track) and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all the company’s income entitled to benefits. On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, which raised the tax rates on preferred income as from the 2014 tax year as follows: 9% for Development Area A and 16% for the rest of the country (compared with 7% for Development Area A and 12.5% for the rest of the country in 2013). Furthermore, an enterprise that meets the definition of a special preferred enterprise is entitled to benefits for a period of 10 consecutive years and a reduced tax rate of 5% in Development Area A and of 8% in the rest of the country.
The Amendment also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is an Israeli resident company. A tax rate of 20% shall apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 17 - Income Taxes (cont'd)

C.
Amendment to the Law for the Encouragement of Capital Investments, 1959 (cont'd)

Furthermore, the Amendment provides relief with respect to the non-payment of tax on a dividend received by an Israeli resident company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment and the dividend is distributed after the date of the notice (hereinafter- “the relief”). Furthermore, a distribution from profits of the exempt enterprise will be subject to tax by the distributing company.

As of the report date, the companies in Israel adopted the amendment to the Law and, accordingly, the deferred taxes that are expected to be realized were recorded based on the tax rates in the amended law.

D.
Benefits under the Law for the Encouragement of Industry (Taxes), 1969

Under the Israeli Law for the Encouragement of Industry (Taxes) 1969, the Company is an Industrial Holding Company and some of the subsidiaries in Israel are “Industrial Companies”. The main benefit under this law is the filing of consolidated income tax returns (the Company files a consolidated income tax return with Adama Makhteshim) and amortization of know-how over 8 years.

E.
Deferred tax assets and liabilities

(1)
Deferred tax assets and liabilities recognized

Deferred taxes are calculated at the tax rate expected to be in effect on the date of the reversal, as stated above. Deferred taxes for subsidiaries operating outside of Israel were calculated according to the relevant tax rates in each country.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 17 - Income Taxes (cont'd)

E.
Deferred tax assets and liabilities (cont'd)

(1)
Deferred tax assets and liabilities recognized

The movement in deferred tax assets and liabilities is attributed to the following items:

Fixed
assets and
intangible	Employee	Tax loss
assets	benefits	carryforwards	Inventories	Other	Total
$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Deferred tax asset
(liability) balance as
at January 1, 2014	(64,970)	14,664	37,354	* 52,405	26,198	65,651
Changes recognized in
the statement of income	(2,218)	(2,061)	2,942	4,159	(3,038)	(216)
Disposal of subsidiaries	–	–	(42)	–	–	(42)
Changes recognized in
other comprehensive
income	660	(264)	77	107	(3,045)	(2,465)
Deferred tax asset
(liability) balance as
at January 1, 2015	(66,528)	12,339	40,331	56,671	20,115	62,928
Changes recognized in
the statement of income	(3,997)	712	(3,742)	1,706	(5,477)	(10,798)
Changes recognized in
other comprehensive
income	219	(415)	(14)	-	681	471
Deferred tax asset
(liability) balance as
at December 31, 2015	(70,306)	12,636	36,575	58,377	15,319	52,601

December 31	December 31
2015	2014
$ thousands	$ thousands

Presented in:
Deferred tax assets	75,196	* 82,623
Deferred tax liabilities	(22,595)	(19,695)

Total	52,601	62,928

* Immaterial adjustment of the comparative figures – see Note 2D.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 17 - Income Taxes (cont’d)

E.
Deferred tax assets and liabilities (cont’d)

(1)
Deferred tax assets and liabilities recognized (cont’d)

The deferred tax asset balance for tax loss carryforwards is mainly from a subsidiary in Brazil and subsidiaries in Israel. Deferred tax assets were recognized as management considered it probable that future taxable profits will be available against which they can be utilized or in the amount of the deferred tax liabilities.

According to the existing tax laws in the countries in which deferred taxes were recognized, the utilization period of deductible temporary differences and tax losses carryforward does not expire. However, Brazil does limit the amount of tax loss carryforwards that may be offset every year (30% of annual taxable income).

The main supporting evidence used by the Company for the purpose of recognizing a tax asset is based on the characteristics of the industry in which the company operates, including: the agrochemicals industry is characterized by stability and established products based on traditional chemistry, not influenced by significant technological developments.

Brazil is one of the Group's main growth engines, due mainly to the vacant cultivation areas and because Brazil is a key factor in the production of major agricultural crops, in domestic consumption and in global exporting.

(2)
Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:
December 31	December 31
2015	2014
$ thousands	$ thousands

Tax losses	242,373	262,757

Deferred tax assets have not been recognized in respect of these items, since it is not probable that foreseeable future taxable profit will be available against which the Group can use the benefits therefrom.

F.
Components of income taxes expenses (income)

For the year ended December 31
2015	2014	2013
$ thousands	$ thousands	$ thousands

Current tax expenses (income)
Current year	34,381	48,250	50,204
Adjustments for previous years, net	4,083	(1,564)	3,133
	38,464	46,686	53,337
Deferred tax expenses (income)
Creation and reversal of temporary
differences	9,982	216	(17,105)
Change in the tax rate	816	–	8,318
	10,798	216	(8,787)

Total income taxes expenses	49,262	46,902	44,550

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 17 - Income Taxes (cont'd)

G.
Reconciliation between the theoretical tax and the tax expense

Following is reconciliation between the theoretical tax and the tax expense (income) included in the statement of income:
For the year ended December 31
2015	2014	2013
$ thousands	$ thousands	$ thousands

Profit before taxes on income	159,037	192,917	171,621
Company’s main tax rate	26.5%	26.5%	25%
Tax calculated according to the main tax rate	42,145	51,123	42,905
Tax benefits from Approved Enterprises	(4,278)	(1,668)	(3,246)
Difference between measurement basis of income
for financial statement and for tax purposes	26,925	11,663	8,106
Taxable income and temporary differences at
other tax rates	(26,569)	(19,949)	(14,677)
Taxes in respect of prior years	4,083	(1,564)	3,133
Temporary differences and losses in the report
year for which deferred taxes were not created	5,009	7,545	9,816
Utilization of tax losses from prior years for which
deferred taxes were not created	(2,484)	(1,904)	(4,235)
Creation of deferred taxes for tax losses from
previous years for which deferred taxes were not
created in the past	(1,228)	(5,525)	(20,288)
Non-deductible expenses and other differences	4,843	7,181	14,718
Effect of change in tax rate in respect of deferred
taxes	816	–	8,318

	49,262	46,902	44,550

Effective tax rate	30.98%	24.31%	25.96%

H.
Income taxes in respect of other comprehensive income

	For the year ended December 31
	2015			2014			2013
					Tax
	Before	Tax	Net	Before	benefit	Net	Before	Tax	Net
	tax	expense	of tax	tax	(expense)	of tax	tax	benefit	of tax
	$ thousands

Effective portion of
changes in fair value
of cash flow hedges	58,521	(6,254)	52,267	56,426	(1,500)	54,926	(19,145)	(620)	(19,765)
Net changes in fair value
of cash flow hedges
transferred to the
statement of income	(70,060)	6,360	(63,700)	14,356	(1,523)	12,833	(13,174)	738	(12,436)
Re-measurement of
defined benefit plan	3,404	(436)	2,968	935	(53)	882	170	(47)	123

Total	(8,135)	(330)	(8,465)	71,717	(3,076)	68,641	(32,149)	71	(32,078)

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 17 - Taxes on Income (cont'd)

I.
Final tax assessments

Adama Agan, Adama Makhteshim, Lycored and the Company have received final tax assessments up to and including the year ended 2011.

J.
Losses and deductions available for carryforward to future years

The amount of the carryforward of unused tax losses at the balance sheet date is $489.6 million.

The Group has created a deferred tax asset of approximately $37 million for carryforward of unused tax losses, based on management's assessment that it is probable that these losses will be realized in future years.

K.
Additional Information

Regarding tax claims against a subsidiary in Brazil – see Note 19D(1).

Note 18 - Employee Benefits

Employee benefits include post-employment benefits, other long-term benefits, short-term benefits, termination benefits and share-based payments. Likewise, the Company has a defined contribution plan for some of its employees, which is subject to Section 14 of the Israeli Severance Pay Law, 1963.

Severance pay and retirement grants in Israel

The Company and its subsidiaries in Israel make regular deposits with “Nativ” (the Pension Fund of the Workers and Employees of the Histadrut Ltd.) and insurance companies, conferring pension rights or severance pay upon reaching retirement age. Amounts deposited in the pension fund are not included in the balance sheet because they are not managed or controlled by the companies.

Employees dismissed before reaching retirement age, to which Section 14 of the Severance Pay Law does not apply, will be eligible for severance benefits, calculated on the basis of their most recent salary. In cases that the amounts accumulated in the pension fund are not sufficient to cover the calculated severance benefits, the companies will cover the deficit.

In addition to their above mentioned pension rights, most employees are entitled to receive retirement grants at the rate of 2.33% of their salary at retirement age. The accrual in the balance sheet covers the companies’ obligations to pay retirement grants as mentioned above, as well as the full projected liability to pay severance benefits to some of their employees for the period prior to the date on which these employees joined the pension plan, during which period no deposits had been made in the fund in the name of the employee.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 18 - Employee Benefits (cont’d)

Early retirement pension

The financial statements include a liability for payment of pension benefits to a number of employees whose work was terminated before they reached retirement age. The liability was calculated on actuarial basis taking into account the period from the date their employment was terminated until the date stipulated in the agreement, on the basis of the present value of the pension payments.

Regarding the agreements reached by the Company with the Histadrut Haclalit (General Organization of Workers in Israel) and with the workers’ councils of the subsidiaries in Israel during 2010 – see Note 19A(9).

Employee Benefits
December 31,	December 31,
2015	2014
$ thousands	$ thousands

Present value of unfunded obligations	23,757	24,159
Present value of funded obligations	36,658	40,630
Total present value of obligations	60,415	64,789

Less – fair value of plan's assets	(16,794)	18,408

Total recognized liability for defined benefit plan, net	43,621	46,381

Liability in respect of early retirement	32,271	30,598
Liability for other short-term benefits	19,734	19,827
Liability for other long-term benefits	16,758	16,956
Total employee benefits, net	112,384	113,762

Presented in the following items:
Other payables	41,832	43,305
Long-term employees benefits	70,552	70,457
	112,384	113,762

The liability for salaries, accompanying benefits and bonuses are included in the “other payables” category.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 18 - Employee Benefits (cont'd)

Post-employment benefit plans – defined benefit plan

(1)
Movement in the net liability (assets) in respect of defined benefit plans and their components

	Defined benefit obligation		Fair value of plan assets		Total
	2015	2014	2015	2014	2015	2014
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Balance as of January 1	64,789	71,272	18,408	20,085	46,381	51,187

Expense/income recognized
in profit and loss:
Current service cost	3,308	3,409	–	–	3,308	3,409
Past service cost	–	154	–	–	–	154
Interest costs	2,215	1,995	607	559	1,608	1,436
Changes in exchange rates	(1,078)	(7,718)	(575)	(2,216)	(503)	(5,502)

Included in other
comprehensive income:
Actuarial losses from
changes in the demographic
assumptions	(469)	(672)	–	–	(469)	(672)
Actuarial gains (losses) from
changes in the financial
assumptions	(3,614)	8,213	–	–	(3,614)	8,213
Other actuarial gains (losses)	(243)	(7,460)	(663)	641	420	(8,101)
Actual return less interest
income	(50)	104	(309)	479	259	(375)
Foreign currency translation
differences in respect of
foreign operations	(44)	(81)	–	–	(44)	(81)

Additional movements:
Benefits paid	(4,214)	(4,427)	(2,008)	(2,570)	(2,206)	(1,857)
Contributions paid by the
Group	–	–	1,134	1,430	(1,334)	(1,430)
Classification of short-term
employee benefits	(185)	–	–	–	(185)	–

Balance as of
December 31	60,415	64,789	16,794	18,408	43,621	46,381

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 18 - Employee Benefits (cont'd)

(2)
Actuarial assumptions and sensitivity analysis

The principal actuarial assumptions at the reporting date (weighted average)

2015	2014	2013
%	%	%

Discount rate on December 31	1.7	1.4	0.8

The assumptions regarding the future mortality rate are based on published statistical data and acceptable mortality rates.

Possible reasonable changes as of the date of the report in one of the relevant actuarial assumptions, assuming the other assumptions remain unchanged, would have affected the defined benefit obligation as follows:

As of December 31, 2015
Increase of 1%	Decrease of 1%
$ thousands	$ thousands

Discount rate	(5,399)	6,742

(3)
Impact of the plan on the Group’s future cash flows

The Group expects $1,084 thousand in contributions to be paid to the funded defined benefit plan in 2016.

(4)
Post-employment benefit plans – defined contribution plans

For the year ended December 31
2015	2014	2013
$ thousands	$ thousands	$ thousands

Amount recognized as an expense in respect of
defined contribution plan	3,093	3,237	3,202

Note 19 - Commitments and Contingent Liabilities

A.
Commitments

1.
On December 30, 2015, the Company's general meeting of shareholders has resolved (after the approval of the board of directors from December 30, 2015 and the approval of the Remuneration Committee and the Audit Committee from December 29 2015) to approve the framework decision of the Company regarding the entry into agreement with annual insurance policies for the insurance of directors and officers, under which the liability of directors and officers of the Company and its subsidiaries in Israel and abroad will be insured, from time to time, including directors and officers who are controlling shareholders of the Company (hereinafter - "insurance policies") provided that said agreements meet the conditions set forth in the framework decision. The insurance policies will be for several insurance periods which in aggregate will not exceed five years (i.e. 5-year insurance periods the last of which is up to December 31, 2020).

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 19 - Commitments and Contingent Liabilities (cont’d)

A.
Commitments (cont’d)

1.
(cont’d)

The liability of directors and officers of the Company and its subsidiaries (including officers who might be considered controlling shareholders) is covered by an insurance policy, in which the liability limit is $100 million for each insurance occurrence and for the insurance period plus reasonable legal defense expenses in accordance with the terms of the policy. On January 1, 2016, the Company entered into an insurance policy agreement with Clal Insurance Company for the period ending December 31, 2016 in accordance with the terms of the framework decision as specified above and according to the Company's remuneration policy.

2.
On October 8, 2007, the General Meeting of the shareholders of the Company approved giving a commitment for advance indemnification to officers by granting letters of indemnity to Company officers (including officers who might be considered controlling shareholders). At the same time, the Company’s General Meeting approved an amendment to the sections of the Articles of Association dealing with exemption, insurance and indemnity of Company officers. On November 7, 2011, the Company’s Board of Directors resolved to approve an amendment to the letters of indemnity given in the past by the Company to the directors and officers that serve and/or will serve from time to time in the Company and/or companies it controls, whereby provisions will be included with the objective of modifying the letters of indemnity for the amendments made to the legislation regarding exemption, indemnity and officers’ insurance and to the provisions of the Efficiency in Enforcement Processes in the Securities Authority (Legislative Amendments), 2011 (hereinafter - “Amendment of Letters of Indemnity”). Further to the resolution of the Company’s Board of Directors, the Company’s General Meeting held on November 17, 2011 approved the amendment to the letters of indemnity that have been and will be issued to directors.

On August 10, 2015 the Company's general meeting of shareholders after the approval by the board of directors dated August 10, 2015 and the approval of the Remuneration Committee from August 6, 2015 approved the grant of a commitment for exemption of officers and directors serving in the Company and to officers and directors who will serve on the Company from time to time. The conditions of the exemption commitment are identical for all officers and directors of the Company and in accordance with the provisions of the Companies Law, 1999 (hereinafter - the "Companies Law"), the Company's articles and its remuneration policy.

3.
Regarding undertakings of the Company and its subsidiaries as part of a securitization agreement – see Note 4.

4.
Regarding undertakings with interested parties – see Note 28.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 19 - Commitments and Contingent Liabilities (cont’d)

A.
Commitments (cont’d)

5.
In July 2006, Adama Agan entered into an agreement with Ashdod Energy Ltd. (hereinafter – “Ashdod Energy”), which was modified from time to time, pursuant to which Adama Agan rents to Ashdod Energy, as a subtenant, approximately 13.5 Dunams of land, in the construction period and about 8 Dunams in the operation period according to the terms of the agreement, which is part of a 22.25 Dunams of land rented by Adama Agan from Israel Lands Administration, on which Ashdod Energy will construct and operate a power plant for production of electricity and steam, based on the use of natural gas.
Furthermore, according to the agreement, Ashdod Energy will supply electricity and steam to Adama Agan for a period of 24 years and 11 months from the financial closing date or until the end of the rental period of the adjacent real estate (as defined in the agreement), whichever is earlier and in any case for a period that will not end before 24 years and 11 months from October 10, 2010. When the power plant begins commercial production, the discount embedded in the tariffs for electricity and steam will serve as full payment of the rent, which comes to $80,000 for each year of rental. The construction projects and the building of the power plant are the responsibility of and at the expense of Ashdod Energy, which is also responsible for obtaining the necessary permits and licenses required by law. As of the report date, the construction of the power plant was completed and now operates.

6.
In May 2007, Adama Makhteshim entered into an agreement with Ramat Hanegev Energy Ltd. (hereinafter – “Negev Energy”), a third party that is not related to the Company, which has been amended periodically, to build operate own and deliver a power plant in Naot Hovav (hereinafter - “the Agreement”). As a result of the Agreement, the parties signed a sub-rental agreement, pursuant to which Adama Makhteshim rents to Negev Energy, as a subtenant, an area of 19,317 square meters, for the purpose of building and operating a power plant pursuant to the agreement (hereinafter - “the Sublease Agreement”). As a result of the Sublease Agreement, an area of 19,317 square meters of the land leased by Adama Makhteshim from Israel Lands Administration (ILA) according to a capitalized lease contract.

Pursuant to the Agreement, Negev Energy will construct and operate a power plant for production of electricity and steam, based on the use of natural gas. The consideration to be received for rental of the land is not material to the Company. Furthermore, according to the Agreement, Negev Energy will supply electricity, steam, gas emissions for creation of carbon dioxide, soft water, distilled water and compressed air to Adama Makhteshim’s facilities in Naot Hovav for a period of twenty-four years and eleven months from the date of the area was made available to Negev Energy. Thereafter, the power plant will be transferred to Adama Makhteshim’s ownership. Execution of the building and construction work is under the responsibility and at the expense of Negev Energy, which is also responsible for obtaining the necessary permits and licenses required by law. As of the report date, the construction of the power plant was completed and now operates.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 19 - Commitments and Contingent Liabilities (cont’d)

A.
Commitments (cont’d)

7.
In November 2013, the Company acquired, through a subsidiary, 10.6% of the issued and paid-up share capital of Hubei Sanonda Co. Ltd. (hereinafter – “Sanonda Ltd.”), for a consideration of $56.8 million. The acquisition was made by means of a partial tender offer for the Class B shares held by the public.

The investment is accounted for using the equity method. This accounting treatment is in light of understandings between the subsidiary and CNAC in connection with the conduct of the parties with respect to the process of making decisions and protecting the subsidiary’s interests in Sanonda Ltd., which provides the subsidiary significant influence over Sanonda Ltd.

For details regarding the approval of an agreement for the sale of Sanonda Ltd. Class B shares which are held by the Company to Sanonda Ltd., subject to the completion of the Sanonda transaction, as mentioned below, see Note 19A(8) below.

8.
On October 1, 2014, an agreement was signed pursuant to which the Company entered into an undertaking with CNAC whereby on the completion date of the transaction and subject to fulfillment of its contingent terms, including the receipt of the required governmental approvals and all of the approvals required from third parties the Company will acquire, through a wholly-owned subsidiary (hereinafter – “the Purchaser”) from CNAC through a wholly-owned subsidiary (hereinafter – “the Seller”), in a single lot, 100% of the issued and paid-up share capital of Jingzhou Sanonda Holding Co., Ltd. (hereinafter – “Sanonda Holding”), a private holding company that was incorporated in China and the primary holding of which is the holding of Class A shares, which constitute about 20.15% of the issued share capital of Sanonda Ltd., which is a public company the shares of which are traded on the stock exchange in Shanzan, China, wherein the Company holds, prior to the said transaction, Class B shares, constituting 10.6% of the issued and paid-up share capital of Sanonda Ltd.; along with 100% of the issued and paid-up share capital of three private companies: Jiangsu Anpon Electro-Chemical Co., Ltd.; Jiangsu Maidao Agrochemical Co., Ltd. and Jiangsu Huaihe Chemical Co., Ltd. (hereinafter together with Sanonda Holding – “the Companies in China”).(hereinafter – “the purchase agreement”).

The undertaking in the purchase agreement was approved on September 30, 2014 by the Company’s Audit Committee and its Board of Directors, after receipt of a recommendation of a special committee of the Board of Directors and approval by the General Meeting of the Company’s shareholders.

Pursuant to the purchase agreement, the Purchaser is to pay the Seller, in cash, on the completion date, the amount of 1,987 million yuans (hereinafter – “the Consideration”) constituting as of December 31, 2015 about $306 million. The final dollar amount of the Consideration will be determined based on the currency rate of exchange that will be in effect on the closing date.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 19 - Commitments and Contingent Liabilities (cont’d)

A.
Commitments (cont’d)

8.
(cont’d)

Pursuant to the provisions of the purchase agreement and since the transaction was not completed by March 31, 2015, the parties hold discussions concerning the alternatives to carry out the transaction, under which the Company and its shareholders are examining various possibilities with respect to execution of the business combination between the Company and the Companies in China, this being either by means of completion of the transaction, by necessary changes or in other ways including by share exchanges among the shareholders of the Company and Sanonda Ltd. as listed below.

On August 16, 2015, the Company announced that shareholders of the Company have informed that they are exploring a possible transaction with Sanonda Ltd under which - the Company's shareholders will transfer all of their shares in the Company to Sanonda Ltd. in return for shares of Sanonda Ltd such that after the transaction, the Company will be fully owned by Sanonda Ltd. (the " Sanonda transaction").

In this regard, Sanonda Ltd. Company submitted a proposal to purchase Class B shares of Sanonda Ltd. that are held by the Company, in a consideration of HK $ 7.70 per share and a total of HK $ 485 million (about $ 62 million) for all B shares, subject to the approval of the Board and the general meeting of Sanonda Ltd and subject to the completion of the Sanonda transaction. On February 4, 2016, the audit committee, the board of directors and shareholders approved the Company's agreement to sell Class B shares of Sanonda Ltd. that are held by the Company, under the above conditions, and subject to the completion of the Sanonda transaction.

The Company also announced that it is considering the possibility of distributing dividends to its current shareholders at an estimated amount of $ 250 million before and next to the completion of the transaction. A dividend of $ 100 million was declared and distributed to the Company's shareholders on December 2015.

As the Company was informed, the process of negotiations and the approval of the Sanonda transaction is expected be long and take several months, during which the relevant aspects of the transaction will be examined, including its effect on the agreement to purchase the shares of the companies in China, as defined above, from October 2014. It is also clarified that there is still uncertainty concerning the maturing of the process into binding agreements, the precise structure and the conditions of such agreements and what will be their impact on the Company. As the process matures and the agreements are signed, the completion of the Sanonda transaction will be subject to significant conditions, including, among other things, obtaining all regulatory approvals required in China, including in connection with the agreement for the sale of B shares and all other conditions that will be required by the shareholders of the Company. See also note 32.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 19 - Commitments and Contingent Liabilities (cont’d)

A.
Commitments (cont’d)

9.
On October 31, 2010, the Company announced that it reached agreements with the new Histadrut and the workers committees of the subsidiaries in Israel, Adama Makhteshim and Adama Agan, whereby the labor disputes declared with respect to the subsidiaries’ plants will come to an end.

Presented below are highlights of the agreements reached in the agreement of principles:

(1)
The Company committed to continue to engage in manufacturing activities in certain volumes and on certain production lines in the subsidiaries’ plants in Israel until June 1, 2017 (“the commitment period”).

(2)
Agreement was reached regarding the voluntary early retirement of up to 100 employees above the age of 57 during the years 2011–2012 in each of the subsidiaries (a total of up to 200 employees). The names of the voluntary retirees will be agreed to between the parties.

(3)
A special fund will be established to assist the employees and those retiring voluntarily.

The employees’ representatives committed not to cause any work disruptions due to matters settled within the framework of the agreements between the parties, including with respect to a future transfer of control in the Company.

On November 6, 2010, the Company's management gave the Adama Makhteshim Workers Council its consent in principle, in accordance with the stipulations in the agreement of principles, whereby during the years 2013-2014, up to 50 permanent workers may retire in addition to those already listed in the agreement of principles, subject to all the conditions provided in the agreement of principles.

During 2015, in addition to provisions recorded in previous years, the Company recorded a provision in an amount of $12 million reported in other expenses.

B.
Contingent liabilities

1.
In accordance with the Israeli Law for the Encouragement of Capital Investments, 1959, Company subsidiaries received grants from the State of Israel in respect of investments in fixed assets made as part of plant expansion plans approved by the Investments Center. Receipt of the grants is conditional upon fulfilment of the terms of the Letter of Approval that include, among others, exports at certain rates. If the companies do not comply with the required terms, they will have to refund the amounts of the grants, together with interest from the date of their receipt. Managements of the subsidiaries believe that they are in compliance with the conditions of the approval. See also Note 9E.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 19 - Commitments and Contingent Liabilities (cont’d)

B.
Contingent liabilities (cont’d)

2.
In accordance with the Israeli Law for the Encouragement of Research and Development in Industry, 1984, subsidiaries received grants from the State of Israel in respect of the research and development expenses they incurred on projects approved by the Israeli Industrial Research and Development Administration. Receipt of the grants is conditional upon compliance with the terms of the letter of approval which includes, among other things, the payment of royalties to the State of Israel at rates of between 2%–3.5% of the sales of the products, up to the amount of the State’s participation.

The balance of the State’s participation in the said companies’ research and development programs (net of royalties paid in respect thereof), after deduction of unsuccessful research projects, amounts to approximately $1.6 million.

C.
Environmental protection

1.
The manufacturing processes of the Company, and the products it produces and markets, entail environmental risks that impact the environment. The Company invests substantial resources in order to comply with the applicable environmental laws and attempts to prevent or minimize the environmental risks that could occur as a result of its activities. To the best of the Company’s knowledge, at the date of the report, none of its applicable permits and licenses with respect to environmental issues have been revoked. The Company has insurance coverage for sudden, unexpected environmental contamination in Israel and abroad. The Company estimates, based on the opinion of its insurance consultants, that the extent of its insurance coverage for said events is reasonable.

2.
Adama Agan’s in Ashdod plant has been required by the Ministry of Environmental Protection and the Water Commission to perform various land surveys and surveys of ground water monitoring wells. Upon submission of the surveys to the Ministry of Environmental Protection and the Water Commission, Adama Agan was requested to submit a plan for carrying out surveys of risks according to a methodology that was determined by Ministry of Environmental Protection..Adama Agan also submitted to the Water Commission a detailed plan for treating the ground water that was accepted in principle by the Water Commission.
Adama Makhteshim’s plant in Be’er Sheva has been required by the Ministry of Environmental Protection to perform an historical land survey and examination of a sample of land gases. Up to now, the plant has not been requested by any of the authorities to take any additional action in this regard.
As part of the integrated environmental regulation process, Adama Makhteshim’s plant in Naot Hovav has been required to submit an historical ground survey. This survey was submitted to the Ministry of Environmental Protection in early 2015. At this stage, the Company is unable to estimate whether additional requirements will be imposed on it in connection with surveys or treatment of grounds or ground water in its plants, the nature thereof, and if such requirements will have a significant impact on the Company.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 19 - Commitments and Contingent Liabilities (cont’d)

D.
Claims against subsidiaries

In the ordinary course of business, legal claims were filed against subsidiaries, including lawsuits, regarding claims for patent infringement. Inter alia, from time to time, the Company, similar to other companies operating in the market of products for plant protection is exposed to class actions for large amounts, which it must defend against while incurring considerable costs, even if these claims, from the start, have no basis. In the estimation of the Company’s management, based, inter alia, on opinions of its legal counsel regarding the prospects of the proceedings, the financial statements include appropriate provisions where necessary to cover the exposure resulting from the claims. The main claims that were filed against the subsidiaries are detailed below:

1.
Administrative proceedings and fiscal claims are pending against a subsidiary in Brazil (hereinafter – “Adama Brazil”), all of which deal with demands for payment of various taxes, with respect to which the Company has not recorded a provision in the financial statements. The amount of these demands, which in the estimation of Adama Brazil, based on its legal advisors, the chances that they will prevail are lower than the chances that they will be rejected, totals about $15.3 million.

2.
Aside from that detailed above, various claims have been filed against Group companies in courts throughout the world, in immaterial amounts, for causes of action involving mainly employee-employer relations and various civil claims, for which the Company did not record a provision in the financial statements. The total of the claims that in the estimation of Company management, based on its legal advisors, the chances of their succeeding is lower than the chances they will be rejected, amounts to about $5.5 million. In addition, tax demands were filed against the Company, in the amount of about $10.5 million, which in the estimation of the Group companies, based on their legal advisors, the chances they will prevail are lower than the chances they will be rejected. Furthermore, claims were filed for product liability damages, for which the Company has appropriate insurance coverage, such that the Company’s exposure in respect thereof is limited to the amount its self-participation requirement or the amount thereof does not exceed the self-participation amount.

E.
Legal claims ended

On July 24, 2011, a financial claim and a request for approval of the claim as a class action were received in the offices of Adama Agan, which were filed by two residents of Moshav Nir Galim and a resident of Ashdod alleging damages caused due to odor and noise nuisances. To the extent the claim will be approved as a class action, the plaintiffs assess that the amount claimed from Adama Agan is about NIS 642 million. On December 8, 2013, a decision was rendered by the District Court in Be’er Sheva rejecting the request for certification of the claim as a class action and charging the plaintiffs for expenses. On February 10, 2014, the plaintiffs filed an appeal of the said court decision to the Supreme Court. On February 29, 2016, the appeal was fully rejected.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 20 - Liens and Financial Covenants

A.
Liabilities to banks secured by liens:

The Company and its subsidiaries have made commitments to banks not to register liens on their assets in favor of other parties, except for specific liens in the amount of about $2 million, for securing liabilities in the amount of about $600 thousand, to the benefit of the party financing the acquisition on certain terms, except for creation of liens related to receipt of investment grants, as stated in Paragraph B. below, and except for a lien on trade receivables within the scope of the securitization agreement – see Note 4.

B.
In order to secure fulfilment of the conditions of investment grants received (see Note 9E), the Company’s subsidiaries have registered floating liens in unlimited amounts on all of their assets.

C. (1) The main financial covenants included in the financing agreements as of December 31, 2015, are as follows:

(a)
The ratio of the interest-bearing financial liabilities (net debt) to the Company’s equity shall not exceed 1.25. As of December 31, 2015 the ratio was 0.8.

(b)
The ratio of the interest-bearing financial liabilities (net debt) to earnings before financing expenses, taxes, depreciation and amortization (EBITDA) for 12 months shall not exceed a ratio 4. As of December 31, 2015, the ratio of the Company’s interest-bearing financial liabilities (net debt) to the EBITDA for 12 months was 2.5.

(c)
The Company’s equity will not be less than $1.22 billion. As of December 31, 2015, the Company's equity amounted to $1,567 million.

(d)
The financing documents of one of the banks further require that the retained earnings, according to the financial statements on every date, shall not be less than $700 million. As of December 31, 2015, the retained earnings were $1,126 million.

D. (1) Pursuant to agreements the Company reached with the bank with which it signed the securitization agreement and with the banks to which the Company is required to maintain financial covenants by virtue of the financing agreements, the balance of the debt under the securitization agreement is not included as part of the financial liabilities for purposes of examining the financial covenants.

(2)
The financing agreements also include sections providing that a transfer of control (as this term is defined in the relevant financing agreements), in the Company and/or in the subsidiaries Adama Makhteshim and Adama Agan that is made without obtaining the advance written consents of the relevant banks, will constitute grounds for calling the full amount of the relevant liabilities for immediate repayment. The Company received the consents of the relevant banks for transfer of control, in accordance with the merger transaction that closed on October 17, 2011 with a company from the China National Agrochemical Corporation.

E.
The securitization agreement of trade receivables of the Company and its subsidiaries (including the updates thereto) include the Company’s commitment to maintain financial ratios, of which the key commitments are below:

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 20 - Liens and Financial Covenants (cont’d)

E.
(cont’d)

(1)
The ratio between the Company’s interest bearing financial liabilities (net debt) and its equity will not exceed 1.25. As of December 31, 2015, the ratio was 0.8.

(2)
The ratio between the Company’s interest bearing financial liabilities (net debt) and the EBITDA for 12 months will not exceed 4. As of December 31, 2015, this ratio was 2.5.

The securitization agreement and the agreements with banks contain Cross Default clauses, whereby the party opposite which the Company has undertaken in the agreement will be allowed to demand immediate repayment of the debts under circumstances wherein an event took place entitling another lender of the Company and/or its subsidiaries to call its debts for immediate repayment, in full or part, provided that the amount of the debts and obligations of the Company and/or subsidiaries toward that other financing parties exceeds the minimum amount as prescribed in various financing agreements.

Furthermore, as stated above, the Company has undertaken, under the terms of the letters of consent opposite financing parties to comply with additional criteria which the Company believes, at the report date, does not significantly restrict the Company's activities.

At December 31, 2015, the Company was in compliance with the financial covenants prescribed by the financing banks under the terms of the financing documents and the securitization agreement, and during the report period, complied with all the financial covenants and the limitations applicable to it prescribed in the financing documents and in the securitization agreement.

Note 21 - Equity

A.
Share capital and premium on shares
Ordinary shares
2015	2014

Share capital issued and paid-up at December 31, in thousands
of shares of NIS 3.12 par value	137,991	137,991

Authorized share capital, in thousands of shares	300,000	300,000

The holders of the ordinary shares have the right to receive dividends as they will be declared from time to time and the right to vote at the Company’s General Meetings, based one vote per share.

On November 9, 2014, the Company’s Board of Directors and the Company’s shareholders approved a reverse split of the Company’s ordinary share capital, in a ratio of 3.12:1 (i.e., each 3.12 ordinary shares of the Company will become 1 ordinary share of NIS 3.12 par value of the Company), effective as of the date of the Board Resolution.
As a result of the Reverse Split and according to the provisions of the Company’s Global Option Plan (hereinafter – “the Plan”), the Company shall adjust the number of Shares underlying such options.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 21 - Equity (cont'd)

A.
Share capital and premium on shares (cont’d)

Accordingly all ordinary shares and share-based payments parameters have been adjusted retroactively for all periods presented in these financial statements.

In addition, the Company’s Board of Directors and the Company’s shareholders approved an increase in the Company’s authorized share capital to 300,000,000 shares of NIS 3.12 par value each, effective from the approval date of the Board of Directors.

B.
Translation reserve of foreign operations

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

C.
Hedging reserve

The hedging reserve comprises the effective portion of the net cumulative change in the fair value of cash flow hedging instruments that relate to hedged transactions that have not yet occurred.

D.
Share-based payments

1.
During December 2013, and on January 1, 2014, the Company’s Remuneration Committee and Board of Directors approved an issuance of 9,322,227 options to Group officers and employees, in accordance with the Company’s options plan (hereinafter – “the Plan”). The options were issued on January 29, 2014.

3.12 options may be exercised for one share of NIS 3.12 par value.

The options will vest in three equal portions, where each third may be exercised after two years, three years and four years, respectively, commencing from January 1, 2014. The options may be exercised, in whole or in part, pursuant to the conditions of the Plan, subject to the Company’s shares being listed for trading on the Tel-Aviv Stock Exchange Ltd. or any other stock exchange outside of Israel (in whole or in part) on the exercise date, and subject to reaching the Group’s net sales targets and EBITDA targets, as provided in the Plan.

The fair value of the options granted, as stated above, was estimated using a binomial model for pricing options.

The cost of the benefit embedded in the options issued, as stated, based on the fair value on the date of their issuance, amounted to a total of $21 million. This amount will be recognized in the statement of income over the vesting period of each portion.

During April and May 2014, the Company’s Remuneration Committee, Board of Directors and shareholders approved the issuance of an additional 988,799 options to the Company’s CEO based on the conditions set forth above.

The cost of the benefit embedded in the options issued, as stated, based on the fair value on the date of their issuance, amounted to a total of $2.7 million. This amount is recognized in the statement of income over the vesting period of each portion.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 21 - Equity (cont'd)

D.
Share-based payments (cont’d)

1.
(cont’d)

During August 2014, the Company’s Remuneration Committee and Board of Directors approved the issuance of an additional 1,798,887 options to an officer, senior managers, and additional employees of the Company and of Company subsidiaries, in accordance with the conditions set forth above.

The cost of the benefit embedded in the options issued, as stated, based on the fair value on the date of their issuance, amounted to a total of approximately $4.5 million. This amount is recognized in the statement of income over the vesting period of each portion.

During November 2014, the Company’s Board of Directors approved the issuance of an additional 361,808 options to senior employees of the Company and of Company subsidiaries in accordance with the conditions set forth above.

The cost of the benefit embedded in the options issued, as stated, based on the fair value on the date of their issuance, amounted to a total of approximately $0.5 million. This amount is recognized in the statement of income over the vesting period of each portion.

2.
Set forth below is the movement in the options:

2014 Plan
First	Second	Third	Fourth
grant	grant	grant	grant	Total

Balance as of January 1, 2014	-	-	-	-	-
Granted during the year	9,322,227	988,799	1,798,887	361,808	12,471,721
Forfeited during the year	1,667,377	-	53,964	-	1,721,341

Total options outstanding
as of December 31, 2014	7,654,850	988,799	1,744,923	361,808	10,750,380

Forfeited during the year	649,356	-	-	-	649,356

Total options outstanding
as of December 31, 2015	7,005,494	988,799	1,744,923	361,808	10,101,024

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 21 - Equity (cont'd)

D.
Share-based payments (cont’d)

3.
The parameters used in application of the binomial model are as follows:

First	Second	Third	Fourth
grant	grant	grant	grant

Share price (dollars)	19.08	19.87	21.31	16.00
Original exercise price (dollars)*	19	19.00	19	19.00
Expected volatility	37.59%	38.00%	36.93%	35.85%
Risk free interest rate	2.47%	2.07%	1.93%	1.91%
Economic value on the grant date (thousands of
dollars)	21,013	2,729	4,477	494

* The exercise price is 3.12 options exercisable for one share.

The fair value of the options granted, as stated above, was estimated using a binomial model for pricing options.

The model’s assumptions include the share price on the measurement date, the exercise price of the instrument, the early exercise condition (on the basis of past experience and the general behavior of the holders of the options), anticipated volatility on the basis of historic information of similar companies and the risk-free interest rate (on the basis of debentures of the U.S. government). Service conditions that are not market conditions are not taken into account when determining the fair value.

Based on generally accepted accounting principles, the cost of the benefit in respect of the options is calculated only once, based on their economic value on the grant date, is charged to expense over the period up to the vesting date and does not change and is not impacted by changes in the share price or actual exercise ability.

The total salaries expenses in respect of share-based payments recorded as salaries expenses in 2015 amounts to $8,998 thousand (in 2014 - $7,984 thousand).

E.
Buy-Back of Shares

Under the conditions precedent for the closing of the merger with CC (hereinafter – “the merger transaction”), the Company’s Board of Directors resolved on August 7, 2011, to purchase 1,415,246 shares of the Company that were held by subsidiaries, which constituted all of the Company’s shares held by subsidiaries, for consideration that is immaterial.

In view of the Company's commitment under the terms of the merger agreement, that on the closing date there will be no dormant shares in the Company's capital (a commitment that constituted a condition precedent for closing the merger transaction), on October 9, 2011, the Company’s Board of Directors approved the cancellation of all the shares in Company capital that were owned by the Company, i.e., 14,198,095 shares (hereinafter – “the dormant shares”), so that following the cancellation, and at the report date, there are no dormant shares in the Company's capital.

Following cancellation of the treasury shares, the cost of the Company’s shares held by the Company and a subsidiary, totalling $245,548 thousand, is presented in capital reserves in the statement of changes in equity, the balance of distributable earning according to the Company’s financial statement as of December 31, 2015 is $880,691 thousand.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 21 - Equity (cont'd)

F.
Dividend distribution policy

In the closing date of the merger transaction, the dividend distribution policy prescribed in the shareholder agreement and the Company’s bylaws took effect, whereby subject to the provisions of the bylaws and the provisions of the Companies Law, the Board of Directors will be allowed, from time to time, to declare and cause the Company to pay a dividend for any fiscal period, as the Board of Directors will find appropriate in a justifiable manner, considering the Company's earnings. Subject to all laws and the Company's reasonable liquidity needs, the Company will declare an annual dividend that will not be less than 40% of that year’s annual earnings, since the IPO has not been completed within three years from the closing of the merger transaction (October 17, 2011), commencing from the first fiscal year after the third anniversary of the closing of the merger transaction (i.e., 2015), subject to all laws and reasonable cash flow requirements applicable to the Company, the Company will declare an annual dividend at an amount that will not be less than 80% of the Company’s earnings in that year, beginning with the first fiscal year after that date.

In December 2015, the Company's Board of Directors resolved to distribute dividends of $ 100 million (NIS 0.72468 per ordinary share). On December 7, 2015, the Company distributed such dividend.

Note 22 - Revenues

For the year ended December 31
2015	2014	2013
$ thousands	$ thousands	$ thousands

Sales outside of Israel	2,969,533	3,118,093	2,967,174
Sales in Israel	94,337	103,205	109,181

	3,063,870	3,221,298	3,076,355

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015

Note 23 - Cost of Sales
For the year ended December 31
2015	2014	2013
$ thousands	$ thousands	$ thousands

Materials and commercial inventory	1,694,215	1,767,501	1,733,433
Salaries and related expenses	112,023	118,120	112,275
Outsourcing	88,134	76,517	79,282
Other production expenses	144,841	160,856	160,409
Depreciation	58,725	55,017	51,565
	2,097,938	2,178,011	2,136,964
Change in finished goods, commercial inventory
and work in process	(3,657)	17,982	(28,682)

	2,094,281	2,195,993	2,108,282

Note 24 - Selling and Marketing Expenses
For the year ended December 31
2015	2014	2013
$ thousands	$ thousands	$ thousands

Salaries and related expenses	176,425	184,386	166,025
Commissions and delivery costs	83,558	94,164	83,106
Advertising and sales promotion	47,311	54,890	50,235
Depreciation and amortization	101,786	105,148	98,543
Registration	15,226	16,886	16,758
Professional services	11,658	13,754	15,513
Insurance	13,066	13,524	12,347
Royalties	2,700	2,005	2,709
Other	82,724	85,824	76,814

	534,454	570,581	522,050

Note 25 - General and Administrative Expenses
For the year ended December 31
2015	2014	2013
$ thousands	$ thousands	$ thousands

Salaries and related expenses	45,120	46,911	50,148
Depreciation and amortization	5,954	5,214	5,112
Bad and doubtful debts	9,783	6,740	3,326
Professional services	13,575	19,485	24,650
Insurance, tax and fees	3,236	4,086	3,495
Other	24,867	29,497	27,754

	102,535	111,933	114,485

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 26 - Research and Development Expenses

For the year ended December 31
2015	2014	2013
$ thousands	$ thousands	$ thousands

Salaries and related expenses	15,462	16,692	16,097
Field tests	2,173	2,444	2,542
Professional services	4,728	6,717	6,556
Materials	320	393	910
Other	7,514	7,308	7,562

	30,197	33,554	33,667

Note 27 - Financing Expenses (Income), Net
For the year ended December 31
2015	2014	2013
$ thousands	$ thousands	$ thousands

Financing Income:
Interest income on trade receivables, net	27,051	23,651	18,794
Interest income on investments from banks and
others	10,461	5,677	4,566
Net change in fair value of derivative financial
assets	84,415	15,941	108,574
Exchange rate differences, net	-	74,620	–
CPI income in respect of debentures	22,783	7,768	223
Interest income in respect of plan assets	607	559	454
Other income	1,609	508	–

Financing income recorded in the income
statement	146,926	128,724	132,611

Financing expenses:
Loss in respect of sale of trade receivables	7,625	6,931	6,568
Revaluation of put options, net	1,992	3,563	10,878
Interest expenses on debentures	63,462	60,857	67,025
CPI expenses on debentures	14,421	6,957	19,270
Interest expenses on short and long-term loans	50,095	38,429	35,082
Exchange rate differences, net	127,781	19,106	129,428
Interest expenses on post-employment benefits	2,215	1,995	2,088
Net change in fair value of derivative financial
assets	10,111	109,160	–
Fundraising costs	–	3,537	–
Revaluation of options on debentures	6,512	–	–
Other expenses	2,284	2,158	2,837

Financing expenses recorded in the income
statement	286,498	252,693	273,176

Financing expenses, net recorded in the income
statement	139,572	123,969	140,565

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 28 - Transactions and Balances with Related and Interested Parties

A.
Transactions with related and interested parties

Following the closing of the merger transaction in October 2011, the Company is 60%-held by CNAC (through an indirect subsidiary) and 40%-held by Koor Industries Ltd. (“Koor”).

Negligible transactions

Pursuant to Israeli Regulation 41(a)(6) to the Securities Regulations (Annual Financial Statements), 2010 (hereinafter - “the Financial Statements Regulations”), on March 10, 2009, the Company’s Board of Directors adopted for the first time guidelines and rules, as detailed below, for classification of a transaction of the Company or its subsidiary (hereinafter – “the Group”) with an interested party therein as a negligible transaction.
Determination of the said benchmarks is made together with determination of transaction that might constitute negligible transactions and, therefore, that are approved in advance every year, as detailed below.

These updated rules and guidelines, which are updated from time to time, also serve to evaluate the scope of the disclosure in the periodic report and in the prospectus (including in a shelf offering) related to a transaction of the Company, a corporation it controls and its related company, with a controlling shareholder, or the controlling shareholder has a personal interest in its approval, as provided in Regulation 22 of the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter - “the Periodic Reports Regulations”) and in Regulation 54 of the Securities Regulations (Details of Prospectus and Draft Prospectus – Structure and Form), 1969 (hereinafter - “the Prospectus Details Regulations”), and to evaluate the need to file an immediate report for such a transaction of the Company, as provided in Regulation 37A(6) of the Periodic Reports Regulations (Types of Transactions Provided in the Financial Statement Regulations and in the Prospectus Details Regulations mentioned previously, (hereinafter – “Interested Party Transactions”).

It is clarified that pursuant to the Company’s position, transactions executed by the Company or its Group companies with companies controlled by the government of China, which are not companies in the China National Chemical Corporation (hereinafter – “Chem China” or “CC”) group, that are executed in the ordinary and ongoing course of the Company’s business, do not constitute transactions in which the Company’s controlling shareholder has a personal interest.

Types of transactions that might constitute negligible transactions

During the ordinary course of business, the Company and its subsidiaries, especially in view of the multi-branched holding structure of the Group and its diverse activities, execute or could execute interested party transactions, mainly the purchase of services (such as logistical services, shipping services, execution contractor services in the area of parking and infrastructures, travel and aviation services, operating leases of vehicles, communication services, tourism, investment portfolio management,), the purchase or rental of goods, movable property or real estate (such as, insurance products, office equipment, packagings, fuels, and food products), marketing transactions, sales, acquisition and distribution of crop protection products, raw materials, active materials and formulations used as part of the production process of the Company’s products in the area of its activities, signing agreements with suppliers for development and production of materials and products in the areas of the Company’s activities etc. For the most part, these are transactions that are not significant for the Group from a quantitative standpoint or from a qualitative perspective and they are generally executed on terms similar to transactions executed with third parties.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 28 - Transactions and Balances with Related and Interested Parties (cont’d)

A.
Transactions with related and interested parties (cont’d)

Quantitative and qualitative benchmarks for classification as a negligible transaction

An interested party transaction that is not an exceptional transaction (as the term is defined in the Companies Law) shall be deemed a negligible transaction if it meets the following two-stage test: (1) qualitative test – if from the standpoint of the nature, substance and influence on the Company, is not material to the Company and there are no special considerations arising from the range of circumstances of the matter, testifying to the materiality of the transaction; (2) quantitative test (which was updated by the Company’s Board of Directors on March 7, 2013) – (a) for immediate report purposes – if the ratio between the total amount of the interested party transaction to the relevant criteria is less than 0.5% and its amount does not exceed $1.25 million (however, with respect to acquisitions/sales of products, raw materials, active materials and formulas in the area of the Company’s activities, which are executed in the ordinary course of business from/to companies directly or indirectly controlled by Chem China, the Company will publish an Immediate Report if the ratio of the aggregate transaction to the relevant benchmark is less than 0.5%, and the scope thereof does not exceed $3 million), as provided below; (b) for periodic report purposes – if the ratio between the total amount of transactions of that type (in annual terms) (“cumulative transaction”) and the relevant criteria in the annual report is less than 0.5%, and their total does not exceed $1.25 million (in order to remove doubt – the aggregate transactions for acquisition/sale of products, raw materials, active materials and formulations will be examined for each supplier/customer separately) (however, with reference to acquisitions/sales of products, raw materials, active materials and formulas in the area of the Company’s activities, which are executed in the ordinary course of business from/to companies directly or indirectly controlled by ChemChina, disclosure will be included in the Periodic Report if the ratio of the aggregate transaction to the relevant benchmark is less than 0.5%, and the scope thereof does not exceed $3 million) as provided below:

In each type of interested party transaction (including cumulative transactions of a certain type) whose classification as a negligible transaction was evaluated, the said ratio will be calculated against one or more of the relevant criteria of the certain transaction, based on the last reviewed or audited consolidated financial statements of the Company: (a) in the purchase of a fixed asset (“a non-current asset”) – the amount of the transaction against total assets (in other words, total balance sheet); (b) in sale of a fixed asset (“a non-current asset”) – the gain/loss from the sale against the average annual income (i.e. for four quarters) based on the last 12 quarters for which reviewed or audited financial statements were issued. In this context, the gain/loss from the transaction and the income/loss in each quarter will be calculated at their absolute value: (c) receipt of monetary liability – amount of the transaction against total liabilities in the balance sheet; (d) in the purchase/sale of products, raw materials, active materials, mixtures and formulations (except for fixed assets) or services – amount of the transaction against total revenues from sales or the cost of sales, as applicable, in the last 4 quarters for which reviewed or audited financial statements were issued.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 28 - Transactions and Balances with Related and Interested Parties (cont’d)

A.
Transactions with related and interested parties (cont’d)

In cases in which, at the Company’s discretion, none of the quantitative criteria mentioned previously are relevant for evaluating the negligibility of an interested party transaction, the transaction will be considered negligible, in accordance with another relative criterion, to be prescribed by the Company (provided that the relevant criterion calculated for the transaction will less than 0.5% and will not exceed $1.25 million). With respect to multi-year transactions, the amount of the transaction for purposes of evaluating negligibility will be calculated on an annual basis.
It is noted that even if an interested party transaction meets the above quantitative test, it will not be deemed negligible if the qualitative considerations testify to its materiality, whether from the standpoint of its impact on the Company or due to the importance of its disclosure to the investing public.

For purposes of filing Immediate Reports, the negligibility of a transaction will be examined on the basis of the specific individual transaction. For purposes of reporting in a Periodic Report, annual financial statements and a prospectus (including shelf offer reports), negligibility will be examined of the aggregate transactions on an annual basis (that is, after aggregating all the interested party transactions of the same type) for the purchase/sale of products, raw materials, active ingredients and and formulations).

If the Company does not have available information that enables an examination of the classification of interested party transactions as negligible transactions, then the cumulative total of all the transactions of that type as a negligible transaction will be deemed a negligible transaction, unless one of the following two conditions are met: (a) the transaction itself, as an individual transaction, is not negligible; or (b) the cumulative total of the transactions is material for the Company.

Separate transactions which are interdependent, so that they are actually part of the same undertaking (for example, negotiating a group of transactions on a consolidated basis) will be examined as a single transaction.

The total transactions classified as negligible by the Company’s investees will be deemed negligible also at the Company level. Transactions of the Company's investees, which have been classified by them as not negligible, will be examined against the relevant criteria at the Company level.

It is clarified that a transaction that is not in the Company’s ordinary course of business, or that is not on market terms, or that may have a significant impact on the Company’s profits, assets or liabilities, will not be classified as a negligible transaction.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 28 - Transactions and Balances with Related and Interested Parties (cont’d)

A.
Transactions with related and interested parties (cont’d)

Annually, the Audit Committee will review the manner in which the instructions of this procedure are carried out by the Company and will perform sample testing of transactions that were classified as negligible by the instructions of the procedure. Within the scope of the sample testing of the said transactions, the Audit Committee will also examine the ways prices and the remaining terms of the transactions are determined, under the circumstances of the matter, and will examine the effect of the transaction on the Company's financial position and operating results. The activities of the Audit Committee pursuant to this paragraph, including the said sample testing, the manner in which it is performed, and a summary of its results and conclusions, will be disclosed in the Company’s periodic report. The Company’s Board of Directors will be updated regarding the procedure as part of the approval process of the financial statements.
The Company’s Audit Committee will examine the need for updating the instructions of this procedure, noting the interested party transactions in which the Company has undertaken and changes in the provisions of the relevant laws.

Based on the Company’s consolidated financial statements for 2015, the expenses involved with interested party transactions, as stated, which were classified as negligible in accordance with the provisions of this procedure, amounted to about $2,412 thousand.

Transactions included in Sections 270(4) and 270(4A) of the Companies Law, 1999 (“the Companies Law”) (see Regulation 21A and 22 to Part D of the Periodic Report)

(A)
Transactions included in Section 270(4A) to the Companies Law

(1)
On October 17, 2011, the Company completed the merger transaction with a corporation from CC Group (the merger agreement). Upon the completion of the merger agreement, the shareholders' agreement for settling their relations came into force and effect.

(2)
The Company entered into a number of undertakings with Clal Insurance Company Ltd. (hereinafter – “Clal”), a company controlled by I.D.B. Development Company Ltd. at market terms and in consideration of cumulative amounts that are not significant to the Company. For details regarding a policy for insurance and indemnification of interested parties – see Note 19A(1) and (2).

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 28 - Transactions and Balances with Related and Interested Parties (cont’d)

A.
Transactions with related and interested parties (cont’d)

Transactions included in Sections 270(4) and 270(4A) of the Companies Law, 1999 (“the Companies Law”) (see Regulation 21A and 22 to Part D of the Periodic Report) (cont’d)

(A)
Transactions included in Section 270(4A) to the Companies Law (cont’d)

(3)
On August 4, 2013 and September 8, 2014, the Company’s Audit Committee, Board of Directors and the General Meeting of the Company’s shareholders approved execution of a partial tender offer for acquisition of Class B shares of Hubei Sanonda Co. Ltd. (hereinafter – “Sanonda”) from public shareholders. Regarding this matter – see Note 19(A)(7).

On February 4, 2016, the Company's audit committee, the board of directors and the shareholders of the Company approved the Company's entry into agreement for selling B shares of Sanonda that are held by the Company under the conditions specified in Note 19(a)(8) and subject to the completion of Sanonda transaction as described in Note 19(a)(8) above.

(4)
On September 30, 2014, the Company’s Audit Committee and Board of Directors and the General Meeting of the Company’s shareholders approved the Company’s undertaking in a transaction for acquisition of companies from CNAC, as detailed in Note 19A(8).

(5)
On December 3, 2015, the Company's shareholders meeting (after obtaining the approval of the board of directors from December 3, 2015, and the approval of the audit committee from December 1, 2015) approved the agreement of the subsidiary's (indirectly) in China (Adama) for commercial collaboration with 5 agrochemical companies controlled by CNAC including Sanonda Ltd. (CNAC companies) under which Adama shall become gradually the exclusive distributor of formalized agrochemical products of CNAC companies in China.

(6)
On December 30, 2015 the Company's general meeting of shareholders (after approval by the board of directors dated December 30, 2015 and the audit committee from December 29, 2015) approved the Company's joining as a party to the Cash pooling agreement, the parties to which are: (1) China National Chemical Corporation (the "CNAC"); (2) Companies held directly and indirectly by CC (together with CC and Company. "the Settlement Companies"); (3) a foreign bank (the "Bank"), the audit committee, the board of directors and the shareholders approved an additional agreement of the Company with CC, which regulates other aspects relating to the Cash pooling agreement ("the intercompany agreement).

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 28 - Transactions and Balances with Related and Interested Parties (cont’d)

A.
Transactions with related and interested parties (cont’d)

To secure the obligations of the settlement companies towards the bank, each of the settlement companies will create a first ranking charge on the rights in the designated account in favour of the bank. CC, will extend simultaneously a guarantee to secure the obligations of the settlement companies. In the event of a debt of any of the settlement companies towards the bank and other than in the event of insolvency event, the bank may be repaid according to the repayment preference as follows: (1) by exercising the charge of the settlement company; (2) by exercising CC guarantee; (3) by exercising the charge of another settlement company. In the event of an insolvency event, the provisions of the above repayment preference are not applicable. Under the intercompany agreement, CC committed that upon an insolvency event, it will do its utmost efforts such that amounts are not offset from the Company's accounts or the charge is not exercised on the Company's accounts only after the bank or the settlement companies (as the case may be) exhausted all other sources according to the Cash pooling agreement including CC guarantee and the charges extended by all of the settlement companies.

Simultaneously with entering into the Cash pooling agreement, CC and the Company entered into an intercompany agreement under which mechanisms were set to assure that the Company's transactions in the account and activities relating to the Company are approved in advance, the Company was granted information rights regarding the settlement companies and their financial position and CC commitment was granted to fully indemnify the Company if any amounts are offset from its account or if the charge is exercised on its account which is subject to the settlement.

The Company's audit committee, board of directors and shareholders determined an immaterial amount for the Company as the maximum amount to be deposited in the Company's accounts that are subject to the settlement (the maximum amount). The maximum amount may be changed by a resolution of the Company's competent organs.

(B)
Transactions not included in Sections 270(4A) of the Companies Law and that are not negligible

(1)
The Company has entered into a number of undertakings with Clal, at market terms and in exchange for cumulative amounts that are not significant to the Company, including the undertakings detailed in Section (A)(2) above.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 28 - Transactions and Balances with Related and Interested Parties (cont’d)

A.
Transactions with related and interested parties (cont’d)

Negligible transactions (cont’d)

Transactions included in Sections 270(4) and 270(4A) of the Companies Law, 1999 (“the Companies Law”) (see Regulation 21A and 22 to Part D of the Periodic Report) (cont’d)

(B)
Transactions not included in Sections 270(4A) of the Companies Law and that are not negligible (cont’d)

(2)
In 2015 and in the ordinary course of business, the Company acquired from Sanonda or a company related to it (hereinafter – “Sanonda Group”) raw materials on market terms and in cumulative amounts that are not significant to the Company. Sanonda Group is a group with respect to which CC is an interested party.

(3)
During 2015, and in the ordinary course of business, the Company sold its products to Futuro Y Opciones.Com S.A.C.I.F.y. A., The company operates in Argentina, which to the best of the Company’s knowledge is controlled by Mr. Eduardo Elstein (one of the controlling shareholders of I.D.B. Development Company Ltd., which is the indirect controlling shareholder of Koor).

(4)
On February 2, 2015, the Company signed a contracting agreement with China Bluestar Lehigh Engineering Corp. (hereinafter – “Bluestar”), a company from the Chemchina Group, whereby Bluestar will perform infrastructure work along with construction of storage facilities and auxiliary buildings for a formulation structure being constructed by the Company in China. In exchange for performance of the work, the Company will pay Bluestar $10 million, which is to be paid based on milestones in accordance with rate of progress of the work. The agreement was classified by the Company’s Audit Committee as a transaction that is not unusual.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 28 - Transactions and Balances with Related and Interested Parties (cont’d)

A.
Transactions with related and interested parties (cont’d)

Provided below are details of transactions with related and interested parties:

For the year ended December 31
2015	2014	2013
$ thousands	$ thousands	$ thousands

Interested Parties*

Revenues	2,449	2,858	196
Expenses	32,060	20,942	34,405

Equity-Accounted Investee Companies*

Revenues	23,419	27,675	23,036
Expenses	999	2,212	384

*
Transactions with an equity-accounted investee company that is also part of the CC Group are included as part of transactions with interested parties.

B.
Benefits to interested parties
For the year ended December 31
2015	2014	2013
$ thousands	$ thousands	$ thousands

Salaries and related benefits to interested party
employed by the Group	2,008	2,078	2,504
Number of interested parties	1	2	1

Share based payments to interested party
employed by the Group	1,250	1,251	–
Number of interested parties	1	1	–

Fees to other directors	261	363	252
Number of directors	7	4	4

C.
Balances with related and interested parties
December 31	December 31
2015	2014
$ thousands	$ thousands

Interested Parties*
Trade receivables	1,430	1,226
Trade payables	7,361	7,175

Equity-Accounted Investee Companies*
Trade receivables	4,352	6,465
Loans granted	7,338	7,474
Trade payables	128	67

*
Transactions with an equity-accounted investee company that is also part of the CC Group are included as part of transactions with interested parties.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 28 - Transactions and Balances with Related and Interested Parties (cont’d)

D.
Guarantees for debts of equity-accounted investee company

The Company has provided a guarantee for the debts of an equity-accounted investee company, in the amount of up to $17,250 thousand.

E.
Benefits to a group of officers and senior management in Israel and abroad

In addition to salary, senior executives in the Group are entitled to benefits beyond regular salary. These benefits include: annual bonuses, social and salary-related benefits and options granted.

The benefits attributed to the key management personnel are comprised as follows:

2015	2014	2013
$ thousands	$ thousands	$ thousands

Direct salary	2,894	4,352	4,979
Short-term bonuses*	2,906	3,598	6,041
Post-employment benefits and others	1,161	2,035	2,375
Share-based payments**	3,364	4,069	–

	10,325	14,054	13,395

*
The bonuses are based on the operating results of the Group.

**
The cost of the benefit to each officer from share-based payments is calculated only once, according to the economic value of the options on the grant date. The cost is amortized over the vesting period until the vesting date and does not change and is not affected by changes in the price of the share or the ability to exercise.

Note 29 - Financial Instruments

A.
General

The Group has extensive international operations, and, therefore, it is exposed to credit risks, liquidity risks and market risks (including currency risk, interest risk and other price risk). In order to reduce the exposure to these risks, the Group uses financial derivatives instruments, including forward transactions, swaps and options (hereinafter – “derivatives”).

Transactions in derivatives are undertaken with major financial institutions in and outside of Israel and, therefore, in the opinion of Group Management the credit risk in respect thereof is low.

This note provides information on the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes regarding the measurement and management of the risk. Additional quantitative disclosure is included throughout the consolidated financial statements.

The Board of Directors has overall responsibility for establishing and monitoring the framework of the Group's risk management policy. The Finance Committee is responsible for establishing and monitoring the Group's actual risk management policy. The Chief Financial Officer reports to the Finance Committee on a regular basis regarding these risks.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 29 - Financial Instruments (cont'd)

A.
General (cont’d)

The Group’s risk management policy are established to identify and analyze the risks facing the Group, to set appropriate risk limits and controls and monitoring of the risks and to monitor risks and adherence to limits. The risks and methods for managing the risks are reviewed regularly, in order to reflect changes in market conditions and the Group's activities. The Group, through training, and management standards and procedures, aims to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

B.
Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and derives mainly from trade receivables and other receivables as well as from cash and deposits in financial institutions.

Trade and other receivables
The Group’s revenues are derived from a large number of widely dispersed customers in many countries. Customers include multi-national companies and manufacturing companies, as well as distributors, agriculturists, agents and agrochemical manufacturers who purchase the products either as finished goods or as intermediate products for their own requirements.

The Company entered into an agreement for the sale of trade receivables in a securitization transaction. For details – see Note 4.

In April 2014, a two-year agreement with an international insurance company was renewed. The amount of the insurance coverage was fixed at $150 million cumulative per year. The indemnification is limited to about 90% of the debt.

The Group’s exposure to credit risk is influenced mainly by the personal characterization of each customer, and by the demographic characterization of the customer’s base, including the risk of insolvency of the industry and geographic region in which the customer operates. Approximately 1.8% (2014 and 2013 – 1.7%) of the Group’s revenues derive from sales to an individual customer.

Company management has prescribed a credit policy, whereby the Company performs current ongoing credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of his credit, before offering him the Group’s customary shipping and payment terms. The examination made by the Group includes an outside credit rating, if any, and in many cases, receipt of documents from an insurance company. A credit limit is prescribed for each customer, setting the maximum open amount of the trade receivable balance. These limits are examined annually. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on the basis of a prepayment or against furnishing of appropriate collateral.

Most of the Group’s customers have been doing business with it for many years. In monitoring customer credit risk, the customers were grouped according to a characterization of their credit, based on geographical location, industry, aging of receivables, maturity, and existence of past financial difficulties. Customers defined as “high risk” are classified to the restricted customer list and are supervised by management. In certain countries, mainly, Brazil, customers are required to provide property collaterals (such as agricultural lands and equipment) against execution of the sales, the value of which is examined on a current ongoing basis by the Company. In these countries, in a case of a doubtful debt, the Company records a provision for the amount of the debt less the value of the collaterals provided and acts to realize the collaterals.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 29 - Financial Instruments (cont'd)

B.
Credit risk (cont'd)

The Group closely monitors the economic situation in Eastern Europe and south America where necessary it executes transactions to limit its exposure to customers in countries having significantly unstable economies.

The Group recognizes an impairment provision, which reflects its assessment of losses sustained from trade receivables and other receivables and investments. The key elements of this provision are specific losses related to specific significant exposure, (the effect of the additional examination on trade receivables for which no specific impairment was identified is immaterial) and the component of a general loss that is determined for groups of similar assets in countries in which the customer diversification is high and the balance is immaterial. The general loss provision is determined based on historical information regarding payment statistics relating to events that occurred in the past.

Cash and deposits in banks
The Company holds cash and deposits in banks with a high credit rating. These banks are also required to comply with capital adequacy or maintenance of a level of security based on different situations.

Guarantees
The Company’s policy is to provide financial guarantees only to investee companies.

(1)
Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure notwithstanding the carrying amount of security.

The maximum exposure to credit risk for trade receivables at the reporting date, according to geographic regions was as follows:

December 31	December 31
2015	2014
$ thousands	$ thousands

Israel	3,032	35,361
Latin America	453,028	471,320
Europe	123,104	253,601
North America	68,602	140,826
Asia Pacific	62,323	84,330
India, Middle East and Africa	108,185	100,789

	818,274	1,086,227

The Group's most significant customer is an agricultural corporation that constitutes $22,178 thousand out of the total carrying value of trade receivables as of December 31, 2015 (as of December 31, 2014 – $21,221 thousand).

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 29 - Financial Instruments (cont'd)

B.
Credit risk (cont’d)

(2)
Aging of receivables and allowance for doubtful accounts

Presented below is the aging of trade receivables:

December 31	December 31
2015	2014
$ thousands	$ thousands

Not past due	718,617	971,313
Past due by less than 90 days	67,000	93,068
Past due by more than 90 days	63,804	57,517

	849,421	1,121,898

The movement in the provision for doubtful accounts during the year was as follows:

2015	2014
$ thousands	$ thousands

Balance as of January 1	35,671	46,871
Additions during the year	9,783	6,740
Write-off of bad debts	(6,275)	(14,772)
Exchange rate differences	(8,032)	(3,168)

Balance as of December 31	31,147	35,671

C.
Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligation when they come due. The Group's approach to managing its liquidity risk is to assure, to the extent possible, an adequate degree of liquidity for meeting its obligations timely, under ordinary conditions and under pressure conditions, without sustaining unwanted losses or hurting its reputation.

The cash-flow forecast is determined both at the level of the various entities as well as of the consolidated level. The Company examines the current forecasts of its liquidity requirements in order to ascertain that there is sufficient cash for the operating needs, including the amounts required in order to comply with the financial liabilities, while taking strict care that at all times there will be unused credit frameworks so that the Company will not exceed the credit frameworks granted to it and the financial covenants with which it is required to comply with. These forecasts take into consideration matters such as the Company’s plans to use debt for financing its activities, compliance with required financial covenants, compliance with certain liquidity ratios and compliance with external requirements such as laws or regulation.

The surplus cash held by the Group companies, which is not required for financing the current ongoing operations, is invested in short-term interest-bearing investment channels.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 29 - Financial Instruments (cont’d)

C.
Liquidity risk (cont’d)

Presented below are the contractual maturities of the financial liabilities at undiscounted amounts, including estimated interest payments:

As of December 31, 2015
Carrying	Contractual					Fifth year
amount	cash flow	First year	Second year	Third year	Fourth year	and above
$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Non-derivative financial liabilities
Credit from banks	15,225	15,313	15,313	-	-	-	-
Short-term loans from banks	103,725	105,647	105,647	-	-	-	-
Trade payables	554,357	554,357	554,357	-	-	-	-
Other payables	363,152	363,152	363,152	-	-	-	-
Debentures (1)	1,157,169	1,868,539	161,197	54,403	54,403	54,403	1,544,132
Long-term loans from banks (1)	277,449	304,578	116,087	64,760	86,878	18,455	18,398
Other long-term liabilities (1)	13,668	17,181	109	277	12,703	133	3,959

Derivative financial liabilities
Foreign currency derivatives	127,777	127,777	123,670	4,107	-	-	-
CPI/shekel forward transactions	1,970	1,970	1,970	-	-	-	-

	2,614,492	3,358,514	1,441,502	123,547	153,984	72,991	1,566,489
(1)
Including current maturities

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 29 - Financial Instruments (cont’d)

C.
Liquidity risk (cont’d)

Presented below are the contractual maturities of the financial liabilities at undiscounted amounts, including estimated interest payments:

As of December 31, 2014
Carrying	Contractual					Fifth year
amount	cash flow	First year	Second year	Third year	Fourth year	and above
$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Non-derivative financial liabilities
Credit from banks	10,234	10,430	10,430	–	–	–	–
Short-term loans from banks	286,587	289,285	289,285	–	–	–	–
Trade payables	650,829	650,829	650,829	–	–	–	–
Other payables	383,221	383,221	383,221	–	–	–	–
Debentures (1)	1,004,660	1,601,798	156,517	149,886	41,232	41,232	1,212,932
Long-term loans from banks (1)	338,415	377,611	88,145	101,009	65,311	86,664	36,483
Other long-term liabilities (1)	21,721	28,628	328	487	20,428	459	6,926

Derivative financial liabilities
Foreign currency derivatives	272,585	272,585	266,720	5,865	–	–	–
CPI/dollar forward transactions	26,783	26,783	26,783	–	–	–	–
CPI/shekel forward transactions	2,051	2,051	2,051	–	–	–	–
	2,997,086	3,643,221	1,874,309	257,247	126,971	128,355	1,256,341

(1)
Including current maturities

As at December 31, 2015, the Group has bank loans totaling 52 million and securitized trade receivables totaling $192 million, which contain financial covenants. For information on the financial covenants, see Note 20C to 20E. Interest payments on the variable-interest rate loans and the future cash flows on contingent consideration and put options to holders of non-controlling interests, may be different from the amounts described in the table above.
Except for these financial liabilities, it is not expected that the cash flows included in the analysis of maturity dates will occur significantly earlier or in significantly different amounts.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 29 - Financial Instruments (cont’d)

D.
Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, CPI, interest rates and prices of capital instruments, will affect the Group’s revenues or the value of its holdings in its financial instruments. The objective of market risk management is to manage and monitor the exposure to market risks within acceptable parameters, while optimizing the return.

During the ordinary course of business, the Group purchases and sells derivatives and assumes financial liabilities for the purpose of managing market risks. All such transactions are carried out within the guidelines set by the Finance Committee.

(1)
CPI/Linkage and foreign currency risks

Currency risk
The Group is exposed to currency risk from its sales, purchases, expenses and loans denominated in currencies that differ from the Group’s functional currency. The main exposure is in Euro, Brazilian real and in NIS. In addition, there are smaller exposures to various currencies such as the British pound, Polish zloty, Australian dollar and Indian rupee, Argentine peso, Canadian dollar, South African Rand and Ukraine Hryunia.

The Group uses foreign currency derivatives – forward transactions, swaps and currency options – in order to hedge the risk that the Dollar cash flows, which derive from existing assets and liabilities and anticipated sales and costs and projected sales, may be affected by exchange rate fluctuations.

The Group hedged a part of the estimated currency exposure for projected sales and purchases during the subsequent year. Likewise, the Group hedges most of its financial balances denominated in a non-Dollar currency. The Group uses foreign currency derivatives to hedge its currency risk, mostly with maturity dates of less than one year from the reporting date.

The Company has debentures, some of which are linked to the CPI and, therefore, an increase in the CPI, as well as changes in the NIS exchange rate, could cause significant exposure with respect to the Group's functional currency – the U.S. dollar. As of the approval date of the financial statements, the Group had hedged most of its exposure deriving from issuance of the debentures, in options and forward contracts.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 29 - Financial Instruments (cont’d)
D.
Market risks (cont’d)
(1)
CPI/linkage and foreign currency risks
(A)
The Group’s exposure to CPI/linkage and foreign currency risk, except in respect of derivative financial instruments (see hereunder) is as follows:

December 31, 2015						Denominated
	Denominated					in or linked to
	in or linked to		In Brazilian	CPI-linked	Unlinked	other foreign	Non-monetary
	the Dollar	In Euro	real	NIS	NIS	currency	items	Total
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Assets –
Cash and cash equivalents	161,732	64,476	24,955	-	21,810	122,379	-	395,352
Short-term investments	3,001	8	-	-	-	1,721	-	4,730
Trade receivables	198,594	89,037	259,831	-	6,208	244,515	-	798,185
Subordinated note in respect of sale of trade receivables	51,361	14,771	-	-	3,880	1,281	-	71,293
Financial and other assets including derivatives*	82,093	15,137	19,175	-	16,667	24,257	39,010	196,339
Current tax assets	1,600	2,682	-		-	8,079	-	12,361
Inventories	-	-	-		-	-	1,149,058	1,149,058
Investments, loans and other long-term debt balances	17,490	2,342	26,101	-	32	2,070	106,338	154,373
Deferred tax assets	-	-	-	-	-	-	75,196	75,196
Fixed assets	-	-	-	-	-	-	787,307	787,307
Intangible assets	-	-	-	-	-	-	687,449	687,449
	515,871	188,453	330,062	-	48,597	404,302	2,844,358	4,331,643
Liabilities –
Loans and credit from banks (not including current
maturities)	51,731	5,879	-	-	-	61,340	-	118,950
Trade payables	295,174	91,884	10,510	-	119,848	36,941	-	554,357
Other payables*	207,350	62,115	23,887	6,480	80,910	78,001	10,549	469,292
Current tax liabilities	11,646	1,920	2,849	-	724	8,488	-	25,627
Put option to holders of non-controlling interests	36,431	3,039	-	-	-	-	-	39,470
Loans from banks (including current maturities)	275,085	5	1,438	-	-	921	-	277,449
Debentures (including current maturities)	-	-	-	1,056,380	100,789	-	-	1,157,169
Other long-term liabilities (including current
maturities)	10,821	653	14,429	-	180	3,259	-	29,342
Deferred tax liabilities	-	-	-	-	-	-	22,595	22,595
Employee benefits	760	3,805	-		59,423	6,564	-	70,552
	888,998	169,300	53,113	1,062,860	361,874	195,514	33,144	2,764,803

* Regarding the group’s exposure to linkage and currency risks of financial derivatives – see Note 29D(1)(b) below.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 29 - Financial Instruments (cont’d)

D.
Market risks (cont’d)
(1)
CPI/linkage and foreign currency risks (cont’d)
(A)
The Group’s exposure to CPI/linkage and foreign currency risk, except in respect of derivative financial instruments (see hereunder) is as follows: (cont’d)
December 31, 2014						Denominated
	Denominated					in or linked to
	in or linked to		In Brazilian	CPI-linked	Unlinked	other foreign	Non-monetary
	the Dollar	In Euro	real	NIS	NIS	currency	items	Total
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Assets –
Cash and cash equivalents	150,533	87,830	27,811	–	21,569	117,533	–	405,276
Short-term investments	9,048	10	–	–	22	1,928	–	11,008
Trade receivables	372,411	166,735	184,817	–	34,909	314,863	–	1,073,735
Financial and other assets including derivatives*	226,434	12,580	12,933	–	17,132	25,462	22,024	316,565
Current tax assets	4,047	2,546	–	–	55	7,072	–	13,720
Inventories	–	–	–	–	–	–	1,219,191	1,219,191
Investments, loans and other long-term debt balances	19,129	2,588	21,068	–	32	2,326	99,541	144,684
Deferred tax assets	–	–	–	–	–	–	82,623	82,623
Fixed assets	–	–	–	–	–	–	766,456	766,456
Intangible assets	–	–	–	–	–	–	703,891	703,891
	781,602	272,289	246,629	–	73,719	469,184	2,893,726	4,737,149
Liabilities –
Loans and credit from banks (not including current
maturities)	128,215	48,921	16,719	–	17,029	85,937	–	296,821
Trade payables	319,516	114,700	27,386	–	139,722	49,505	–	650,829
Other payables*	383,650	78,330	30,064	5,565	85,923	73,092	3,190	659,814
Current tax liabilities	13,854	3,112	6,389	–	4,609	6,357	–	34,321
Put option to holders of non-controlling interests	34,374	5,268	–	–	–	2,176	–	41,818
Loans from banks (including current maturities)	334,809	30	3,075	–	–	501	–	338,415
Debentures (including current maturities)	–	–	–	800,615	204,045	–	–	1,004,660
Other long-term liabilities (including current
maturities)	18,210	798	6,775	–	205	3,282	–	29,270
Deferred tax liabilities	–	–	–	–	–	–	19,695	19,695
Employee benefits	427	3,946	–	–	60,820	5,264	–	70,457
	1,233,055	255,105	90,408	806,180	512,353	226,114	22,885	3,146,100

* Regarding the group’s exposure to linkage and currency risks of financial derivatives – see Note 29D(1)(b) below.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 29 - Financial Instruments (cont'd)

D.
Market risks (cont’d)

(1)
CPI/linkage and foreign currency risks (cont’d)

(B)
The exposure to CPI/linkage and foreign currency risk in respect of derivatives is as follows:
December 31, 2015
Currency/	Currency/	Average
linkage	linkage	expiration
receivable	payable	date	Par value	Fair value
			$ thousands	$ thousands

Forward foreign currency
contracts and call options	USD	EUR	06/15/2016	544,866	(17,556)
	USD	PLN	02/15/2016	25,080	2,301
	USD	BRL	03/27/2016	241,500	101
	USD	GBP	03/26/2016	48,374	2,687
	ILS	USD	01/22/2016	1,488,245	(37,250)

	USD	OTHERS		306,639	7,590

CPI forward contracts	CPI	ILS	4/16/2016	571,502	(1,970)

December 31, 2014
Currency/	Currency/	Average
linkage	linkage	expiration
receivable	payable	date	Par value	Fair value
			$ thousands	$ thousands

Forward foreign currency
contracts and call options	USD	EUR	07/26/2015	622,906	(10,564)
	USD	PLN	03/27/2015	90,326	10,190
	USD	BRL	05/22/2015	153,000	34
	USD	GBP	05/09/2015	75,104	1,447
	ILS	USD	03/30/2015	1,205,873	(110,790)
	USD	OTHERS		340,394	14,534
CPI forward contracts	CPI	ILS	01/30/2015	321,419	(2,051)
CPI and foreign currency
forward contracts	NIS linked	USD	04/30/2015	216,027	(26,783)

Presented below are data on Consumer Price Index in Israel and significant exchange rates:

Average 1-12			December 31
Change in 2015	2014	2015	Change in 2015	2014	2015

16.4%	1.327	1.11	10.4%	1.215	1.088	EUR/USD
41.5%	2.354	3.331	47.0%	2.656	3.905	USD/BRL
19.5%	3.155	3.77	11.2%	3.507	3.901	USD/PLN
17.6%	10.836	12.742	34.6%	11.557	15.558	USD/ZAR
16.6%	0.901	0.752	10.8%	0.819	0.731	AUD/USD
7.2%	1.647	1.529	4.9%	1.559	1.482	GBP/USD
8.6%	3.571	3.878	0.3%	3.889	3.902	USD/ILS
				124.325	123.209	Known Index in Israel
				124.325	123.085	In respect of Index in Israel

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 29 - Financial Instruments (cont’d)

D.
Market risks (cont’d)

(1)
CPI/linkage and foreign currency risks (cont’d)

(C)
Sensitivity analysis

The increase or decrease of the Dollar against the following currencies as of December 31 and the increase or decrease in the CPI would increase (decrease) the equity and profit or loss by the amounts presented below. This analysis assumes that all the remaining variables, among others interest rates, remained constant. The analysis for 2014 was done on the same basis.

December 31, 2015
Decrease of 5%		Increase of 5%
Equity	Profit (loss)	Equity	Profit (loss)
$ thousand	$ thousand	$ thousand	$ thousand

New Israeli shekel	9,115	3,526	(13,935)	(8,351)
British pound	(1,552)	91	1,552	(91)
Euro	(20,531)	599	21,834	(479)
Brazilian real	2,642	2,642	(2,801)	(2,801)
Polish zloty	(1,262)	(286)	1,262	286
Consumer Price Index in Israel	25,702	25,702	(25,702)	(25,702)

December 31, 2014
Decrease of 5%		Increase of 5%
Equity	Profit (loss)	Equity	Profit (loss)
$ thousand	$ thousand	$ thousand	$ thousand

New Israeli shekel	6,481	(4,357)	(2,462)	8,331
British pound	(1,370)	869	1,289	(951)
Euro	(24,185)	(3,649)	22,758	(3,444)
Brazilian real	(159)	(159)	(690)	(690)
Polish zloty	(3,495)	(1,033)	3,495	1,033
Consumer Price Index in Israel	19,009	19,009	(19,009)	(19,009)

(2)
Interest rate risks

The Group has exposure to changes in the Libor interest rate on the dollar since the Group has U.S. dollar obligations which bear variable Libor interest. The Company prepares a quarterly summary of exposure to a change in the Libor interest rate. As at the approval date of the financial statements, the Company had not hedged this exposure.

The Group does not enter into commodity contracts for the purpose of meeting the estimated usage and sales needs; except for barter contracts with customers, these contracts are not settled on a net basis.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 29 - Financial Instruments (cont’d)

D.
Market risks (cont’d)

(2)
Interest rate risk (cont’d)

(A)
Type of interest

The interest rate profile of the Group’s interest-bearing financial instruments was as follows:

December 31
2015	2014
Carrying	Carrying
amount	amount
$ thousands	$ thousands

Fixed-rate instruments – unlinked to the CPI
Financial assets	54,917	55,485
Financial liabilities	(173,306)	(290,854)
	(118,389)	(235,369)

Fixed-rate instruments – linked to the CPI
Financial liabilities	(1,056,380)	(800,615)

Variable-rate instruments
Financial assets	75,569	60,653
Financial liabilities	(326,097)	(548,427)
	(250,528)	(487,774)

The financial assets include cash equivalents with relatively low interest due to the current market conditions.

(B)
Fair value sensitivity analysis for fixed rate instruments

The Group's fixed-interest assets and liabilities are not measured at fair value through profit and loss. Therefore, a change in the interest rate as of the balance sheet date would not affect profit or loss, in respect of changes in the value of the assets and liabilities bearing fixed interest.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 29 - Financial Instruments (cont’d)

E.
Cash flow hedge accounting

The table below presents the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur:

2015
Carrying	Expected	6 months	6-12	Second	Third	Fourth	Fifth	Sixth year
amount	cash flows	or less	months	year	year	year	year	and above
$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Forward contracts and options
on exchange rates:	23,286	23,286	22,060	272	954	-	-	-	-

The table below presents the periods in which cash flows that are related to the derivatives used to hedge cash flows are expected to impact income or loss.

2015
Carrying	Expected	6 months	6-12	Second	Third	Fourth	Fifth	Sixth year
amount	cash flows	or less	months	year	year	year	year	and above
$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Interest rate swap:	(962)	(962)	(240)	(241)	(481)	-	-	-	-

Forward contracts and options
on exchange rates:	23,558	23,558	22,325	279	954	-	-	-	-

	22,596	22,596	22,085	38	473	-	-	-	-

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 29 - Financial Instruments (cont’d)

E.
Cash flow hedge accounting (cont’d)

The table below presents the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur:

2014
Carrying	Expected	6 months	6-12	Second	Third	Fourth	Fifth	Sixth year
amount	cash flows	or less	months	year	year	year	year	and above
$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Forward contracts and options
on exchange rates:	36,187	36,187	33,642	653	1,892	–	–	–	–

The table below presents the periods in which cash flows that are related to the derivatives used to hedge cash flows are expected to impact income or loss.

2014
Carrying	Expected	6 months	6-12	Second	Third	Fourth	Fifth	Sixth year
amount	cash flows	or less	months	year	year	year	year	and above
$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Interest rate swap:	(1,443)	(1,443)	(240)	(241)	(481)	(481)	–	–	–

Forward contracts and options
on exchange rates:	34,565	34,565	33,624	663	278	–	–	–	–

	33,122	33,122	33,384	422	(203)	(481)	–	–	–

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 29 - Financial Instruments (cont’d)

F.
Fair value

The fair value of forward contracts on foreign currency is based on their listed market price, if available. In the absence of market prices, the fair value is estimated based on the discounted difference between the stated forward price in the contract and the current forward price for the residual period until redemption, using an appropriate interest rate.

The fair value of foreign currency options is based on bank quotes. The reasonableness of the quotes is evaluated through discounting future cash flow estimates, based on the conditions and duration to maturity of each contract, using the market interest rates of a similar instrument at the measurement date and in accordance with the Black & Scholes model.

(1)
Financial instruments measured at fair value for disclosure purposes only

The carrying amount of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, derivatives, bank overdrafts, short-term loans and credit, trade payables and other payables, are the same or proximate to their fair value.

The following table details the carrying amount in the books and the fair value of groups of non-current financial instruments presented in the financial statements not in accordance with their fair values:

December 31, 2015		December 31, 2014
Carrying		Carrying
amount	Fair value	amount	Fair value
$ thousands	$ thousands	$ thousands	$ thousands

Financial assets
Long-term loans and other receivables (a)	14,611	10,810	17,281	14,254

Financial liabilities
Long-term loans (b)	281,482	274,598	337,403	345,978
Debentures (c)	1,157,169	1,188,392	1,004,660	1,139,653

(a)
The fair value of the long-term loans granted is based on a calculation of the present value of cash flows, using the acceptable interest rate for similar loans having similar characteristics (Level 2).

(b)
The fair value of the long-term loans received is based on a calculation of the present value of cash flows, using the acceptable interest rate for similar loans having similar characteristics (Level 2).

(c)
The fair value of the debentures is based on stock exchange quotes (Level 1).

(2)
The interest rates used determining fair value

The interest rates used to discount the estimate of anticipated cash flows are:
December 31, 2015
In %

Brazilian real interest	15.98-20.85
U.S. dollar interest	1.72-9.76
Euro interest	0.92-5.37

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 29 - Financial Instruments (cont’d)

F.
Fair value (cont’d)

(3)
Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value, measured by valuation method. The various levels have been defined as follows:

● Level 1: quoted prices (unadjusted) in active market for identical instrument.
● Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
● Level 3: inputs that are not based on observable market data (unobservable inputs).

The Company’s financial instruments carried at fair value, are evaluated by observable inputs and therefore are concurrent with the definition of level 2.

December 31, 2015
$ thousands

Derivatives used for hedging the cash flow:
Forward contracts and options	23,286

Derivatives used for economic hedging:
Forward contracts and options	(67,383)
(44,097)

Financial Instrument	Fair value

Forward contracts
Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments

Foreign currency options	The fair value is measured based on the Black&Scholes model.

Note 30 - Operating Segments

A.
Products and services:

The Company presents its segment reporting based on a format that is based on a breakdown by business segments:

● Crop Protection (Agro)
This is the main area of the Company’s operations and includes the manufacture and marketing of conventional agrochemical products and operations in the seed sector.

● Other (Non Agro)
This field of activity includes a large number of sub-fields, including: Lycopan (an oxidization retardant), aromatic products, and other chemicals. It combines all the Company’s activities not included in the agro-products segment.

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 30 - Operating Segments (cont’d)

A.
Products and services: (cont’d)

Segment results reported to the chief operating decision maker include items directly attributable to a segment as well as items that can be allocated on a reasonable basis. Unallocated items comprise mainly financing expenses, net.

Information regarding the results of each reportable segment is included below:

For the year ended December 31, 2015
Crop
Protection	Other	Reconciliations	Consolidated
$ thousands	$ thousands	$ thousands	$ thousands

Revenues
External revenues	2,883,490	180,380	–	3,063,870
Inter-segment revenues	-	1,048	(1,048)	–
Total revenues	2,883,490	181,428	(1,048)	3,063,870

Results
Segment's results	300,835	(728)	–	300,107
Financing expenses, net				(139,572)
Share of losses of equity-
accounted investee company				(1,498)
Income taxes				(49,262)
Non-controlling interests				333
Net income for the year attributable to the owners of the Company				110,108

For the year ended December 31, 2014
Crop
Protection	Other	Reconciliations	Consolidated
$ thousands	$ thousands	$ thousands	$ thousands

Revenues
External revenues	3,028,790	192,508	–	3,221,298
Inter-segment revenues	–	1,320	(1,320)	–
Total revenues	3,028,790	193,828	(1,320)	3,221,298

Results
Segment's results	304,108	7,106	(213)	311,001
Financing expenses, net				(123,969)
Share of income of equity-
accounted investee company				5,885
Income taxes				(46,902)
Non-controlling interests				390
Net income for the year attributable to the owners of the Company				146,405

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 30 - Segment Reporting (cont'd)

A.
Products and services: (cont'd)

For the year ended December 31, 2013
Crop
Protection	Other	Reconciliations	Consolidated
$ thousands	$ thousands	$ thousands	$ thousands

Revenues
External revenues	2,876,198	200,157	–	3,076,355
Inter-segment revenues	–	1,165	(1,165)	–
Total revenues	2,876,198	201,322	(1,165)	3,076,355

Results
Segment's results	292,884	15,905	200	308,989
Financing expenses, net				(140,565)
Share of income of equity-
accounted investee company				3,197
Income taxes				(44,550)
Non-controlling interests				177
Net income for the year attributable to the owners of the Company				127,248

B.
Sales distribution by geographic regions

As a result of the organizational change that was completed at the end of 2014, the breakdown of the sales was conformed to geographical segments based on the location of the customer. The Asia Pacific and Africa segment was split into two segments: (1) Asia Pacific; and (2) Africa, the Middle East and India.

The information for prior periods was restated.
For the year ended December 31
2015	2014	2013
$ thousands	$ thousands	$ thousands

Europe	1,115,965	1,186,714	1,140,346
North America	573,046	544,825	516,153
Latin America	735,923	822,537	757,518
Asia Pacific	273,229	294,048	301,412
Africa, the Middle East and India	271,370	269,969	251,745
Israel	94,337	103,205	109,181

	3,063,870	3,221,298	3,076,355

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015
Note 31 - Investments in Investees

Additional details in respect of subsidiaries directly held by the Company

December 31, 2015
Company
Country of	equity	Loans to	Investments
association	rights	investees	in investees
	%	$ thousands	$ thousands

Adama Makhteshim Ltd.	Israel	100	455,074	796,106
Adama Agan Ltd.	Israel	100	390,745	664,564
Lycored Ltd.	Israel	100	-	99,078
			845,819	1,559,748

The Company’s guaranty of the liabilities to banks of Subsidiaries is unlimited.

The balance of subsidiaries’ liabilities to banks as of balance sheet date for which the Company is guarantor is $313 million.

December 31, 2014
Company
Country of	equity	Loans to	Investments
association	rights	investees	in investees
	%	$ thousands	$ thousands

Adama Makhteshim Ltd.	Israel	100	322,880	944,057
Adama Agan Ltd.	Israel	100	402,690	633,021
Lycored Ltd.	Israel	100	–	101,800
			725,570	1,678,878

Note 32 - Subsequent Events

A.
On February 4, 2016, the Company's audit committee, the board of directors and the shareholders of the Company approved the Company's entry into agreement for selling B shares of Sanonda that are held by the Company under the conditions specified in Note 19(a)(8) and subject to the completion of Sanonda transaction as described in Note 19(a)(8) above.

B.
For details regarding the rejection of the appeal that was submitted by two residents of Moshav Nir Galim and one resident of Ashdod, on the resolution of the district court regarding the request for approval of the claim as a class action against Adama Agan, see Note 19E.

C
  Discount Investments Corporation Ltd., the parent company of Koor Industries Ltd. (hereinafter - "Koor") informed the Company that on August 15, 2016, an agreement according to which China National Agrochemical Corporation (hereinafter - "CNAC"), the controlling shareholder in the Company, will acquire, on its own or with a third party, the minority shares held by Koor

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015

(hereinafter - the "Share Purchase Transaction") was signed, while the closing of the aforementioned transaction is subject to several conditions precedent.

D.
On September 13, 2016 the board of Sanonda approved the Sanonda Transaction, which upon closing; the Company will become a wholly owned subsidiary of Sanonda, with CNAC maintaining its control.

As part of the Sanonda Transaction approval process, the board of Sanonda approved the re-purchase of the Sanonda B shares held by the Company ("B Shares"), subject to the completion of the Sanonda Transaction.

 The Sanonda Transaction is expected to be completed during the first half of 2017. The Sanonda Transaction is subject to the approval of Sanonda's general meeting which, as the Company was informed, notice regarding its convening should be done within six months from the date of publication of the Transaction Report. In addition, the Sanonda Transaction is subject to various regulatory approvals in China and to a number of other conditions precedent, including the approval of the Bank to whom the Company's shares are pledged to and the completion of the Share Purchase Transaction.

E.
On September 15, 2016, after obtaining the approval of the Company's shareholders meeting, the board of directors and the audit committee, a dividend of $ 40,263,482 was declared by the Company.

Control rate and ownership of holding company/ companies
Holding company/companies	Investee company	%

A. Domestic consolidated subsidiaries

Adama Agricultural Solutions Ltd.	Adama Makhteshim Ltd. (hereinafter – Makhteshim)	100
	Adama Agan Ltd. (hereinafter – Agan)	100
	Lycored Ltd.	100

Makhteshim	Makhteshim Chemical Works Trade and
	Marketing Ltd.	100
	Targetgene Biotechnologies Ltd.	50.1
	Energin.R Technologies 2009 Ltd.	18.85

Agan	Agan Aroma and Fine Chemicals Ltd.	100
	Adama (Agan) Chemical Marketing Ltd.	100

Lycored Ltd.	Lycored Bio Ltd.	100
	Dalidar Pharma Israel (1995) Ltd.	100

Agan Aroma and Fine Chemicals Ltd.	Interconnect Aroma Ltd.	100

B. Foreign consolidated subsidiaries

Makhteshim (99.99%) and Agan (0.01%)	Adama Celsius B.V. (hereinafter – Celsius)	100

Agan (99.99%) and Makhteshim (0.01%)	Adama Fahrenheit B.V. (hereinafter – Fahrenheit)	100

Lycored Ltd.	Lycored Sarl	100
	ALB Holdings UK	100
	Lycored Corp. (USA)	100
	Lycored Asia Limited	100
	VN Biotech Limited	100

Lycored Asia Limited	Lycored Food Additives (Changzhou) Co. Ltd.	100

ALB Holdings UK	Lycored Ltd (UK)	100
	Protein Dynamix Limited	100

VN Biotech Limited	LLC Scientific and Production Enterprise “VITAN”	100
Lycored Corp (USA)	Nova Huelle LLC.	100

Makhteshim (50%) and Agan (50%)	Adama Agriculture B.V.	100

Celsius	Adama Irvita N.V.	100
	Adama Korea Inc.	51
	Adama Vietnam Limited Company	100
	Adama Agriculture Slovensko Spol s.r.o.	100
	Adama (Jiangsu) Agricultural Solutions Company Limited	100
	Adama (Nanjing) Agricultural Science and Technology Company Limited	100

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015

Control rate and ownership of holding company
Holding company	Investee company	%

B. Foreign consolidated subsidiaries (cont’d)

Fahrenheit	Adama Quena N.V.	100

Fahrenheit (50%) and Celsius (50%)	Magan HB B.V.	100
	Adama Argentina S.A.	100
	Kollant s.r.l.	100
	Makhteshim Agan Central and East Europe Service and Group Finance Limited Liability Company	100
	Adama Andina B.V.	100
	Adama (China) Investment Company Limited	100

Fahrenheit (30%), Celsius (30%), Adama Agriculture B.V. (39.99%), and Adama Registrations B.V. (0.01%)	Adama Agriculture Espana S.A.	100

Magan HB B.V. (99.99%) and Agricur Defensivos Agricolas Ltda. (0.01%)	Adama Brasil S.A.	100

Makhteshim Agan Central and East Europe Service and Group Finance Limited Liability Company	Adama Hungary z.r.t.	100

Adama Andina B.V. (99.80%) and Fahrenheit (0.10%)	Proficol Venezuela S.A.	99.9

Adama Andina B.V. (99.99%) and Celsius (0.01%)	Adama Agriculture Peru S.A.	100

Adama Andina B.V. (99.8%) and Celsius (0.2%)	Adama Ecuador Adamecudor S.A.	100

Adama Ecuador Adamecudor S.A.	Adama Colombia S.A.S	100

Fahrenheit (2.50%) and Adama Agriculture B.V. (97.50%)	Adama Mozambique Lda	100

Adama Agriculture B.V. (99.90%) and Fahrenheit (0.10%)	Adama Agriculture East Africa Limited	100

Adama Agriculture B.V. (99%) and Fahrenheit (1%)	Adama Madagascar SARL	100
	Adama Guatemala SA

Adama Agriculture B.V. (99.98%), Celsius (0.01%), and Fahrenheit (0.01%)	Agricur Defensivos Agricolas Ltd.	100

Adama Agriculture B.V. (99.93%) and Celsius (0.07%),	Adama Paraguay S.R.L.	100

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015

Control rate and ownership of holding company
Holding company	Investee company	%

B. Foreign consolidated subsidiaries (cont’d)

Adama Agriculture B.V. (99.90%) and Celsius (0.10%),	Adama Dominican Republic, S.R.L.	100

Adama Agriculture B.V. (99.99%) and Celsius (0.01%),	Makhteshim Agan de Mexico S.A. de C.V.	100

Adama Agriculture B.V. (99.99%), and Adama Registrations B.V. (0.01%)	Adama India Private Ltd.	100
	Adama Polska SP Z.O.O	100
	Adama Agricultural Solutions UK Ltd.	100

Adama Agriculture B.V. (95%), and Adama Registrations B.V. (5%)	Adama Italia SRL	100
	Adama Portugal Lda	100

Adama Agriculture B.V.	Adama New Zealand Ltd.	100
	Adama CZ s.r.o.	100
	Adama Deutschland GmbH	100
	Magan Korea Co Ltd.	100
	Adama SRB DOO Beograd	100
	Adama RUS LLC	100
	Adama Australia Holdings Pty Ltd.	100
	Adama Manufacturing Poland S.A.	100
	Adama Northern Europe B.V.	55
	Adama Crop Solution ACC S.A.	100
	Adama France S.A.S.	100
	Adama Registrations B.V.	100
	Adama Japan K.K.	100
	Makhteshim Agan of North America Inc.	100
	Adama Agricultural Solutions S.R.L.	100
	Adama (Shanghai) Trading Co Ltd.	100
	Adama South Africa PTY Ltd.	100
	Adama Agriculture Swiss AG	100
	Adama Asia Pacific Pte Ltd.	100
	Adama (Thailand) Ltd.	100
	Adama Ukraine LLC	100
	Makhteshim Agan Venezuela S.A.	100
	Adama West Africa Ltd.	100
	Makhteshim Agan Chile SPA	100
	Adama Plant Protection Services Zambia Limited	100
	Adama Zimbabwe (Private) Ltd.	100
	ADAMA Turkey Tarım Sanayi ve Ticaret Limited Şirketi	100

Makhteshim Agan Chile SPA (99.90%) and Adama Agriculture B.V. (0.10%)	Chileagro Bioscience S.A.	100

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015

Control rate and ownership of holding company
Holding company	Investee company	%

B. Foreign consolidated subsidiaries (cont’d)

Chileagro Bioscience S.A.	Adama Chile SA	60

Adama India Private Ltd.	PT. Royal Agro Indonesia	100

Makhteshim Agan de Mexico S.A. de C.V. (98.6%) and Adama Agriculture B.V. (1.4%)	Adama Servicios S.A. de C.V.	100

Makhteshim Agan de Mexico S.A. de C.V. (99%) and Adama Agriculture B.V. (1%)	Plant Protection, S.A. de C.V.	100

Makhteshim Agan de Mexico S.A. de C.V. (99.93%) and Adama Agriculture B.V. (0.07%)	Servicios Ingold S.A. de C.V.	100

Makhteshim Agan de Mexico S.A. de C.V. (99.99%) and Adama Agriculture B.V. (0.01%)	Ingenieria Industrial S.A. de C.V.	100

Servicios Ingold S.A. de C.V. (99.99%) and Adama Servicios S.A. de C.V. (0.01%)	Nangaru S.A. de C.V.	100

Makhteshim Agan de Mexico S.A. de C.V. (96.64%), Servicios Ingold S.A. de C.V. (1.12%), Plant Protection, S.A. de C.V. (1.12%), and Ingenieria Industrial S.A. de C.V. (1.12%)	Adama AGS, S.A. de C.V.	100

Adama Northern Europe B.V.	UAB Adama Northern Europe	100

Makhteshim Agan of North America, Inc.	Farmsaver.com, LLC	100
	Control Solutions Inc.	67.1
	Alligare LLC	80
	Adama Agricultural Solutions CANADA Ltd.	100
	Adama Americas Inc.	100

Adama Australia Holdings Pty Ltd. (50%) and Farmoz Pty Ltd. (50%)	Adama Australia Pty Ltd.	100
Adama Australia Holdings Pty Ltd	Farmoz Pty Limited	100

Adama West Africa Ltd.	Makhteshim Agan West Africa Limited (Nigeria)	100
	Adama West Africa Cote D’lvoire Ltd.	100
	Makhteshim Agan West Africa Limited Burkina Faso	100
	Adama Cameroun SUARL	100

Adama (China) Investment Company Limited	Adama (Beijing) Agricultural Technology Company Limited	100

Adama Agricultural Solutions Ltd.

Notes to the Financial Statements as of December 31, 2015

Control rate and ownership of holding company
Holding company	Investee company	%

C.
Jointly-controlled associated companies

Adama Agricultural Solutions Ltd.	Biotech Plant Genomic Fund L.L.P	50

Biotech M.A.H Limited Partnership	Biotech Agro Ltd.	100

Agan Aroma and Fine Chemicals Ltd.	Negev Aroma (Ramat Hovav) Ltd.	50

Adama Agriculture B.V.	Alfa Agricultural Supplies Commercial and Industrial S.A.	49

Alfa Agricultural Supplies Commercial and Industrial S.A.	Agribul Ltd.	100

Fahrenheit	InnovAroma S.A.	50

Adama Colombia S.A.S.	Servicidas de Colombia S.A.S	50

D.
Associated company

Celsius	Hubei Sanonda Co. Ltd.	10.6
Makhteshim	Classeed Ltd.	9.84

#3751050

Adama Agricultural Solutions Ltd. - FS 12 2015

Client 9102

Return to Ronit Biton <Ronit.Biton@adama.com>

As requested - Replaced by email sent in today from ronit 26/10/2016 13:49 PM in track changes