Form 20-F
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2017-10-31
CIK 933267

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___

For the transition period from ____ to ____

Commission file number 001-13542

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of Registrant’s name into English)

Republic of Argentina
(country of incorporation or organization)

Bolívar 108
(C1066AAD)
Ciudad Autónoma de Buenos Aires, Argentina
(Address of principal executive offices)

Matías Gaivironsky - Chief Financial and Administrative Officer
Tel +54(11) 4323-7449 - finanzas@irsa.com.ar
Moreno 877 24th Floor (C1091AAQ) - Ciudad Autónoma de Buenos Aires, Argentina
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the period covered by the annual report: 578,676,460.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
☐ Yes x No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
x Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or of such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  xYes  ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of the Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐Yes  xNo

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐  Accelerated filer x  Non-accelerated filer ☐   Emerging growth company ☐

 If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

i

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting statements included in this filing: x	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
☐ Yes x No

 (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 23 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court. Yes ☐ No ☐

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	David Williams Jaime Mercado
Zang Vergel & Viñes	Simpson Thacher & Bartlett LLP
Florida 537 piso 18º C1005AAK Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10017

Table of Contents

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

Disclaimer regarding forward-looking statements	v
Presentation of financial and certain other information	v
Part I	1
Item 1. Identity of directors, senior management, advisers and auditors	1
Item 2. Offer statistics and expected timetable	1
Item 3. Key information	1
A. Selected consolidated financial data	1
B. Capitalization and indebtedness	9
C. Reasons for the offer and use of proceeds	9
D. Risk factors	9
Item 4. Information on the company	59
A. History and development of the company	59
B. Business overview	72
C. Organizational structure	136
D. Property, plant and equipment	137
Item 4A. Unresolved staff comments	138
Item 5. Operating and financial review and prospects	138
A. Operating results	139
B. Liquidity and capital resources	193
C. Research and development, patents and licenses, etc	201
D. Trend information	201
E. Off-balance sheet arrangements	203
F. Tabular disclosure of contractual obligations	204
G. Safe harbor	204
Item 6. Directors, senior management and employees	204
A. Directors and senior management	204
B. Compensation	211
C. Board practices	213
D. Employees	214
E. Share ownership	215
Item 7. Major shareholders and related party transactions	216
A. Major shareholders	216
B. Related party transactions	217
C. Interests of experts and counsel	221

Item 8. Financial information	221
A. Consolidated statements and other financial information	221
B. Significant changes	229
Item 9. The offer and listing	230
A. The offer and listing details	230
B. Plan of distribution	231
C. Markets	231
D. Selling shareholders	234
E. Dilution	234
F. Expenses of the issue	234
Item 10. Additional information	234
A. Share capital	234
B. Memorandum and articles of association	234
C. Material contracts	240
D. Exchange controls	240
E. Taxation	245
F. Dividends and paying agents	253
G. Statement by experts	253
H. Documents on display	253
I. Subsidiary information	253
Item 11. Quantitative and qualitative disclosures about market risk	253
Item 12. Description of securities other than equity securities	253
A. Debt securities	253
B. Warrants and rights	253
C. Other securities	253
D. American depositary shares	254
Part II	255
Item 13. Defaults, dividend arrearages and delinquencies	255
Item 14. Material modifications to the rights of security holders and use of proceeds	255
A. Fair price provision	255
B. Limitations on the payment of dividends	257
Item 15. Controls and procedures	257
A. Disclosure controls and procedures	257
B. Management’s annual report on internal control over financial reporting	257
C. Attestation report of the registered public accounting firm	258
D. Changes in internal control over financial reporting	258
Item 16. [reserved]	258
A. Audit committee financial expert	258
B. Code of ethics	258
C. Principal accountant fees and services	259
D. Exemption from the listing standards for audit committees	259
E. Purchase of equity securities by the issuer and affiliated purchasers	259
F. Change in registrant´s certifying account	259
G. Corporate governance	269
H. Mine safety disclosures	261
Part III	262
Item 17. Financial statements	262
Item 18. Financial statements	262
Item 19. Exhibits	262

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.

This annual report includes forward-looking statements, principally under “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

Factors that could cause actual results to differ materially and adversely include but are not limited to:

●
changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or in Israel or changes in developed or emerging markets;

●
changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including volatility in domestic and international financial markets;

●
deterioration in regional, national and international business and economic conditions;

●
inflation;

●
fluctuations in prevailing interest rates;

●
increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

●
current and future government regulation and changes in law or in the interpretation by Argentine courts of the recently adopted Civil and Commercial Code, among others;

●
adverse legal or regulatory disputes or proceedings;

●
fluctuations and declines in the aggregate principal amount of Argentine public debt outstanding;

●
political events, civil strife and armed conflicts;

●
government intervention in the private sector and in the economy, including through nationalization, expropriation, regulation or other actions;

●
restrictions on transfer of foreign currencies and other exchange controls;

●
increased competition in the shopping mall sector, office or other commercial properties and related industries;

●
potential loss of significant tenants at our shopping malls, offices and/ or other commercial properties;

●
our ability to timely transact in the real estate market in Argentina or Israel;

●
our ability to meet our debt obligations;

●
shifts in consumer purchasing habits and trends;

●
technological changes and our potential inability to implement new technologies;

●
deterioration in regional and national businesses and economic conditions in Argentina;

●
incidents of government corruption that adversely impact on the development of real estate projects;

●
fluctuations in the exchange rate of the Peso and the NIS against other currencies;

●
risks related to our investment in Israel; and

●
the risk factors discussed under “Item 3.D. Risk Factors.”

You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” “could,” “target,” “projects,” “contemplates,” “potential,” “continue” or similar expressions. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this annual report because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

As of June 30, 2017, the Company has established two operations centers to manage its global business, which we refer to in this annual report as the “Operations Center in Argentina” and the “Operations Center in Israel.”

You should not place undue reliance on such statements which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future.

CERTAIN MEASUREMENTS AND TERMS

As used throughout this annual report, the terms “IRSA,” the “Company,” “we,” “us” and “our” refer to IRSA Inversiones y Representaciones Sociedad Anónima, together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

In Argentina the standard measure of area in the real estate market is the square meter (m2), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this annual report (e.g., gross leasable area of buildings (“GLA” or “gross leasable area”,) and size of undeveloped land) are expressed in terms of square meters. One square meter is equal to approximately 10.764 square feet. One hectare is equal to approximately 10,000 square meters and to approximately 2.47 acres.

As used herein, GLA in the case of shopping malls, refers to the total leasable area of the property, regardless of our ownership interest in such property (excluding common areas and parking and space occupied by supermarkets, hypermarkets, gas stations and co-owners, except where specifically stated).

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

This annual report contains our Audited Consolidated Financial Statements as of June 30, 2017 and 2016 for our fiscal years ended June 30, 2017, 2016 and 2015 (our “Audited Consolidated Financial Statements”). Our Audited Consolidated Financial Statements included elsewhere herein have been audited by Price Waterhouse & Co S.R.L. City of Buenos Aires, Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Pursuant to Resolution No. 562/09 issued by the Argentine Comisión Nacional de Valores (“CNV”), as subsequently amended by Resolution No. 576/10, and further amended and restated by Resolution No. 622/13 (the “CNV Rules”), all listed companies in Argentina with certain exceptions (i.e., financial institutions and insurance entities) were required to present their consolidated financial statements for accounting periods beginning on or after January 1, 2012 in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Therefore, in 2013 we prepared for the first time our Consolidated Financial Statements under IFRS for our financial year ended June 30, 2013, which included comparative financial information for the year ended June 30, 2012. All IFRS issued by the IASB effective at the time of preparing the Audited Consolidated Financial Statements have been applied. The opening IFRS statement of financial position was prepared as of our transition date of July 1, 2011.

IDB Development Ltd.’s (“IDBD”) fiscal year ends on December 31 each year and IRSA’s fiscal year ends on June 30. Furthermore, IDBD’s quarterly and annual reporting follow the guidelines of Israeli standards, which means that the information is only available after the applicable statutory terms in Argentina. Therefore, is possible to include IDBD’s quarterly results in its Consolidated Financial Statements to be filed with the CNV within the applicable statutory terms in Argentina. The IDBD’s results of operations are consolidated with a three-month lag, adjusted by the effects of material transactions that may take place during the reported period. Hence, IDBD’s results of operations for the 12-month period beginning April 1, 2016 through March 31, 2017 are included in the Company’s Consolidated Statement of Comprehensive Income for the fiscal year ended June 30, 2017, adjusted by such material transactions occurred between April 1, 2017 and June 30, 2017. In addition, IDBD’s results of operations for the period beginning October 11, 2015 (the date of control obtained of IDBD) through March 31, 2016 are included in the Company’s Consolidated Statement of Comprehensive Income for the fiscal year ended June 30, 2016, adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016.

v

The Company has established two Operations Centers to manage its global business, mainly through the following companies:

IRSA Inversiones y Representaciones Sociedad Anónima
Operations center in Argentina
IRSA Propiedades Comerciales S.A.
Hoteles Argentinos S.A.
Nuevas Fronteras S.A.
Llao Llao Resorts S.A.
New Lipstick LLC (ii)
Condor Hospitality Trust (ii)
Banco Hipotecario S.A. (ii)
Operations center in Israel
IDB Development Corporation Ltd.
IDB Group Investment Inc.
IDB Tourism (2009) Ltd. (iii)
Discount Investment Corporation Ltd.
CLAL Insurance Enterprices Ltd. (i)
Property & Building Corp.
Shufersal Ltd.
Cellcom Israel Ltd.
Elron Electronic Industries Ltd.

(i)
Remains in current and non-current assets, as financial asset held for sale.
(ii)
Corresponds to Company’s associates, which are hence excluded from consolidation.
(iii)
Disclosed in groups of assets and liabilities held for sale.

Currency translations and rounding

Our functional and presentation currency is the Peso, and accordingly our financial statements included in this annual report are presented in Pesos. We have translated some of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise requires, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of Ps.16.6300 per US$1.00 for information provided as of June 30, 2017. The average seller exchange rate for the fiscal year 2017, quoted by Banco de la Nación Argentina was Ps.15.4517. The U.S. dollar-equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. We have also translated certain NIS amounts into U.S. dollars at the offer exchange rate for June 30, 2017 which was NIS 3.4854=U.S.$1.00. We make no representation that the Peso, NIS or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Item 3 – Key information - Local Exchange Market and Exchange Rates.”

Certain numbers and percentages included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in various tables or other sections of this annual report may vary slightly, and figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

Fiscal years

References to fiscal years 2017, 2016, 2015, 2014 and 2013 are to our fiscal years starting on July 1 and ending on June 30 of each such year.

Market share data

Information regarding market share in a specified region or area is based on data compiled by us from internal sources and from publications such as Bloomberg, the International Council of Shopping Centers, or “ICSC,” the Argentine Chamber of Shopping Malls (Cámara Argentina de Shopping Centers), and Colliers International. While we believe that these sources are reliable, we have not independently verified the information prepared by these sources.

PART I

ITEM 1. Identity of Directors, Senior Management, Advisers and Auditors

This item is not applicable.

ITEM 2. Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3. Key Information

A. Selected Consolidated Financial Data

The following selected consolidated financial data has been derived from our Audited Consolidated Financial Statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with our Audited Consolidated Financial Statements included under “Item 8. Financial Information” and the discussion in “Item 5. Operating and Financial Review and Prospects.” The selected Consolidated Statement of Comprehensive Income data for the years ended June 30, 2017, 2016 and 2015, and the selected Consolidated Statement of Financial Position data as of June 30, 2017, 2016, 2015 and 2014 have been derived from our Consolidated Financial Statements included in this annual report which have been audited by Price Waterhouse & Co. S.R.L., City of Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm.

On October 11, 2015, we obtained control of IDBD. In conformity with IFRS 3, IDBD’s information is included in our financial statements since the acquisition date, without affecting the information from previous years. Therefore, the consolidated financial information for periods after the acquisition date is not comparable to previous periods. For more information see “Item 5. Operating and Financial Review and Prospects−Factors Affecting Comparability of our Results.”

The Company’s Board of Directors decided to change the accounting policy for investment property from cost model to fair value model, as permitted under IAS 40. The Company considers this change more reliably reflects the current value of its core assets. The Company has therefore retroactively recast the previously issued Consolidated Financial Statements as required by IAS 8.

Due to as mentioned in the paragraph above, we recalculated the SEC rule S-X 3-09 to evaluate significance of investments accounted using the equity method. As a results of the test, there are no significant 3-09 entities for three years ended 2017.

Summary Consolidated Financial and Other Information

	For the fiscal year ended June 30,
	2017	2017	2016 (recast)	2015 (recast)	2014 (recast)	2013 (recast)
	(in millions of US$) (ii)	(in millions of Ps.) (i)
CONSOLIDATED STATEMENT OF INCOME
Revenues	4,460	74,172	31,523	3,403	2,845	2,188
Costs	(3,098)	(51,521)	(21,099)	(1,369)	(1,157)	(898)
Gross profit	1,362	22,651	10,424	2,034	1,688	1,290
Net gain from fair value adjustment of investment properties	268	4,453	17,559	3,958	4,139	3,536
General and administrative expenses	(231)	(3,843)	(1,839)	(374)	(297)	(195)
Selling expenses	(808)	(13,441)	(5,704)	(194)	(146)	(106)
Other operating results, net	(16)	(270)	(51)	33	(59)	(35)
Profit from operations	574	9,550	20,389	5,457	5,325	4,490
Share of profit / (loss) of associates and joint ventures	11	185	508	(813)	(328)	91
Profit from operations before financial results and income tax	585	9,735	20,897	4,644	4,997	4,581
Finance income	65	1,081	1,296	137	132	120
Finance costs	(519)	(8,628)	(5,668)	(1,107)	(1,749)	(773)
Other financial results	176	2,929	(518)	37	(102)	15
Financial results, net	(278)	(4,618)	(4,890)	(933)	(1,719)	(638)
Profit before income tax	308	5,117	16,007	3,711	3,278	3,943
Income tax	(175)	(2,915)	(6,373)	(1,581)	(1,392)	(1,338)
Profit from continuing operations	132	2,202	9,634	2,130	1,886	2,605
Profit from discontinued operations	181	3,018	444	—	—	—
Total profit for the year	314	5,220	10,078	2,130	1,886	2,605
Profit from continuing operations attributable to:
Equity holders of the parent	107	1,786	9,325	1,898	1,762	2,521
Non-controlling interest	25	416	309	232	124	84
Total profit for the year attributable to:
Equity holders of the parent	182	3,030	9,534	1,898	1,762	2,521
Non-controlling interest	132	2,190	544	232	124	84
Profit per common share from continuing operations attributable to equity holders of the parent:
Basic	0.19	3.11	16.22	3.31	3.06	4.35
Diluted	0.19	3.08	16.11	3.28	3.06	4.35
Total profit for the year per common share attributable to equity holders of the parent:
Basic	0.32	5.27	16.58	3.31	3.06	4.35
Diluted	0.31	5.23	16.47	3.28	3.06	4.35

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Profit for the year	314	5,220	10,078	2,130	1,886	2,605
Other comprehensive income / (loss):
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	231	3,839	4,353	(108)	545	78
Net change in fair value of hedging instruments	7	124	3	—	—	—
Items that may not be subsequently reclassified to profit or loss, net of income tax
Actuarial loss from defined benefit plans	(1)	(10)	(29)	—	—	—
Other comprehensive income / (loss) from continuing operations	238	3,953	4,327	(108)	545	78
Other comprehensive income / (loss) from discontinued operations	34	560	(194)	—	—	—
Total other comprehensive income / (loss) for the year	271	4,513	4,133	(108)	545	78
Total comprehensive income for the year	585	9,733	14,211	2,022	2,431	2,683
Total comprehensive income from continuing operations	370	6,155	13,961	2,022	2,431	2,683
Total comprehensive income from discontinued operations	215	3,578	250	—	—	—
Total comprehensive income for the year	585	9,733	14,211	2,022	2,431	2,683
Total comprehensive income from continuing operations attributable to:
Equity holders of the parent	143	2,380	9,466	1,773	2,202	2,588
Non-controlling interest	227	3,775	4,495	249	229	95
Total comprehensive income for the year attributable to:
Equity holders of the parent	244	4,054	9,605	1,773	2,202	2,588
Non-controlling interest	341	5,679	4,606	249	229	95
CASH FLOW DATA
Net cash generated by operating activities	545	9,059	4,139	834	1,022	863
Net cash (used in) / generated by investing activities	(124)	(2,068)	8,210	261	(917)	(46)
Net cash generated by / (used in) financing activities	92	1,537	(3,968)	(1,390)	(597)	(306)

	For the fiscal year ended June 30,
	2017	2017	2016 (recast)	2015 (recast)	2014 (recast)	2013 (recast)
	(in millions of US$)(ii)	(in millions of Ps.) (i)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
ASSETS
Non-current assets
Investment properties	6,010	99,953	82,703	19,217	15,796	12,642
Property, plant and equipment	1,630	27,113	24,049	237	219	213
Trading properties	273	4,532	4,730	141	131	95
Intangible assets	745	12,387	11,763	127	124	173
Investment in associates and joint ventures	474	7,885	16,880	2,970	2,587	1,688
Deferred income tax assets	17	285	51	57	41	37
Income tax and Minimum Presumed Income Tax (“MPIT”) credit	9	145	123	109	110	130
Restricted assets	27	448	54	—	—	11
Trade and other receivables	299	4,974	3,441	115	92	85
Employee benefits	—	—	4	—	—	—
Investments in financial assets	107	1,772	2,226	703	275	267
Financial assets and other assets held for sale	374	6,225	3,346	—	—	—
Derivative financial instruments	2	31	8	206	—	21
Total non-current assets	9,967	165,750	149,378	23,882	19,375	15,362
Current Assets
Trading properties	75	1,249	241	3	5	12
Inventories	256	4,260	3,246	23	17	16
Restricted assets	30	506	564	9	—	1
Income tax credit	20	339	506	19	16	—
Group of assets held for sale	161	2,681	—	—	1,649	—
Trade and other receivables	1,038	17,264	13,409	1,143	707	769
Investments in financial assets	719	11,951	9,656	295	234	244
Financial assets and other assets held for sale	141	2,337	1,256	—	—	—
Derivative financial instruments	3	51	19	29	13	—
Cash and cash equivalents	1,495	24,854	13,866	375	610	797
Total Current Assets	3,938	65,492	42,763	1,896	3,251	1,839
TOTAL ASSETS	13,905	231,242	192,141	25,778	22,626	17,201
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	35	575	575	574	574	579
Treasury stock	—	4	4	5	5	—
Inflation adjustment of share capital and treasury stock	7	123	123	123	123	123
Share premium	48	793	793	793	793	793
Additional paid-in capital from treasury stock	1	17	16	7	—	—
Legal reserve	9	143	117	117	117	85
Special reserve	165	2,751	2,755	2,755	3,126	3,146
Other reserves	130	2,165	990	428	931	563
Retained earnings	1,160	19,293	16,259	7,235	4,551	3,027
Total capital and reserves attributable to equity holders of the parent	1,555	25,864	21,632	12,037	10,220	8,316
Non-controlling interest	1,291	21,472	14,224	943	998	657
TOTAL SHAREHOLDERS’ EQUITY	2,846	47,336	35,856	12,980	11,218	8,973
LIABILITIES
Non-current liabilities
Trade and other payables	183	3,040	1,518	255	202	211
Borrowings	6,584	109,489	90,680	3,736	3,756	2,923
Derivative financial instruments	5	86	105	265	321	—
Deferred income tax liabilities	1,384	23,024	19,150	5,830	4,546	3,467
Employee benefits	46	763	689	—	—	—
Salaries and social security liabilities	8	127	11	2	4	3
Provisions	57	943	532	29	29	19
Total non-current liabilities	8,267	137,472	112,685	10,117	8,858	6,623
Current liabilities
Trade and other payables	1,253	20,839	17,874	896	679	677
Group of liabilities held for sale	112	1,855	—	—	938	—
Salaries and social security liabilities	123	2,041	1,707	123	99	49
Borrowings	1,198	19,926	22,252	1,237	737	773
Derivative financial instruments	5	86	112	238	14	1
Provisions	54	890	1,039	52	18	14
MPIT liabilities	48	797	616	135	65	91
Total current liabilities	2,792	46,434	43,600	2,681	2,550	1,605
TOTAL LIABILITIES	11,059	183,906	156,285	12,798	11,408	8,228
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	13,905	231,242	192,141	25,778	22,626	17,201

	For the fiscal year ended June 30,
	2017	2017	2016	2015	2014	2013
OTHER FINANCIAL DATA	(in millions of US$) (ii)	(in millions of Ps.)
	(except for number of shares, per share and GDS data and ratios)
Basic profit from continuing operations per GDS(3)	1.90	31.1	162.2	33.1	30.6	43.5
Diluted profit from continuing operations per GDS(3)	1.90	30.8	161.1	32.8	30.6	43.5
Basic profit for the year per GDS(3)	3.2	52.7	165.8	33.1	30.6	43.5
Diluted profit for the year per GDS(3)	3.1	52.3	164.7	32.8	30.6	43.5
Diluted weighted – average number of common shares outstanding	578,700,307	578,700,307	578,811,837	578,004,721	578,676,470	578,676,470
Depreciation and amortization	284	4,715	2,085	33	29	31
Capital expenditure	330	5,482	47,059	532	318	921
Working capital	1,146	19,058	(837)	(785)	701	234
Ratio of current assets to current liabilities	0.08	1.41	0.98	0.71	1.27	1.15
Ratio of shareholders’ equity to total liabilities	0.02	0.26	0.23	1.01	0.98	1.09
Ratio of non-current assets to total assets	0.04	0.72	0.78	0.93	0.86	0.89
Dividend paid(4)	(151)	(2,512)	(106)	(69.00)	(113)	(240)
Dividends per common share	(0.26)	(4.37)	(0.18)	(0.12)	(0.20)	(0.41)
Dividends per GDS	(2.63)	(43.69)	(1.84)	(1.20)	(1.97)	(4.15)
Number of common shares outstanding	575,254,979	575,254,979	575,153,497	574,450,945	573,771,763	578,676,460
Capital Stock	575	575	575	574	574	579

(i) Totals may not sum due to rounding.
(ii) Solely for the convenience of the reader we have translated Peso amounts into U.S. Dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of June 30, 2017, which was Ps.16.63 per US$1.00. The average seller exchange rate for the fiscal year 2017, quoted by Banco de la Nación Argentina was Ps.15.4517. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See “Exchange Rates.” Totals may not sum due to rounding.

(1)
Basic net income per share is calculated by dividing the net result available to holders of common shares for the period / year by the weighted average number of shares outstanding during the period / year.
(2)
Diluted net income per share is calculated by dividing the net income for the year by the weighted average number of ordinary shares including treasury shares.
(3)
Determined by multiplying the amounts per share by ten (one GDS is equal to ten common shares).
(4)
Dividend amounts, corresponding to fiscal years ending on June 30 of each year, are determined by the Annual Shareholders’ Meeting, which takes place in October of each year.

Local Exchange Market and Exchange Rates

Operations Center in Argentina

The following table shows the maximum, minimum, average and closing exchange rates for each period applicable to purchases of U.S. dollars.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended June 30, 2013	5.3680	4.5650	4.9339	5.3680
Fiscal year ended June 30, 2014	8.0830	5.4850	6.9333	8.0830
Fiscal year ended June 30, 2015	9.0380	8.1630	8.5748	9.0380
Fiscal year ended June 30, 2016	15.7500	9.1400	12.2769	14.9900
Fiscal year ended June 30, 2017	16.5800	14.5100	15.4017	16.5800
Month ended April 30, 2017	15.4400	15.1400	15.3058	15.3500
Month ended May 31, 2017	16.1350	15.2400	15.6679	16.0500
Month ended June 30, 2017	16.5800	15.8280	16.0728	16.5800
Month ended July 31, 2017	17.7400	16.7500	17.1430	17.5900
Month ended August 31, 2017	17.6730	17.0200	17.3728	17.2600
Month ended September 30, 2017	17.5300	16.9250	17.1888	17.2600
October 2017 (through October 25, 2017)	17.4500	17.2850	17.3652	17.4400
_________________
Source: Central Bank

(1) Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina “foreign currency exchange rate,” against Pesos.
(2) The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3) The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4) Average exchange rates at the end of the period.

Exchange controls

During 2001 and 2015, the Argentine government established a series of exchange control measures that restricted the free disposition of funds and the transfer of funds abroad. In 2011, these measures had significantly curtailed access to the Mercado Único y Libre de Cambios (“MULC”) by both individuals and private sector entities. This made it necessary, among other things, to obtain prior approval from the Central Bank to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina.

With the change of government and political environment, in December 2015, one of the first measures taken by the Argentine government was to lift the main restrictions that limited access to individuals to the MULC. Through Communication “A” 5850 and later, as the local economy stabilized Communication “A” 6037, the Central Bank lifted the previous limitations and allowed unrestricted access to the foreign exchange market, subject to some requirements, as detailed below.

Although most exchange control regulations were lifted on August 2016, some remain in place and we cannot give you any assurance that additional exchange control regulations will not be adopted in the future. Please see “—Risk Factors—Risks Relating to Argentina—Exchange controls, restrictions on transfers abroad and capital inflow restrictions may limit the availability of international credit.”

  Exchange controls regulations currently in effect in Argentina include the following:

Registration Requirements

All incoming and outgoing funds to and from the MULC and any foreign indebtedness (financial and commercial) are subject to registration requirements before the Central Bank for informative purposes, in accordance with Communication “A” 3602, as amended.

Corporate profits and dividends

Argentine companies may freely access the MULC for remittances abroad to pay earnings and dividends in so far as they arise from closed and fully audited balance sheets and have satisfied applicable certification requirements.

Restrictions on foreign indebtedness

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication “A” 6150 of the Argentine Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication “A” 6244 of the Argentine Central Bank, there are no restrictions on entry and exit in the MULC.

Restrictions on the purchase of foreign currency

Domestic individuals and companies

Communication “A” 5850 and AFIP Resolution No. 3821 modified and replaced the prior regimes related to, among others, the purchase of external assets by Argentine residents—domestic individuals and companies—for investment purposes and for travel, tourism and family assistance. The regime currently applicable is characterized by the following:

●
External assets may only be acquired by Argentine individuals, legal entities from the private sector incorporated in Argentina that are not authorized to trade on the foreign exchange market, assets (patrimonios), and other entities incorporated in Argentina and local government agencies.

●
Access to the local foreign exchange market without requiring prior Central Bank approval is allowed for an unlimited amount, for all of the following: real estate investments abroad, loans granted to non-Argentine residents, Argentine residents’ contributions of direct investments abroad, portfolio investment of Argentine individuals abroad, certain other investments abroad of Argentine residents, portfolio investments of Argentine legal entities abroad, purchase of foreign currency bills to be held in Argentina, donations complying certain conditions, as well as purchase of traveler checks.

●
In the case of foreign currency sales to Argentine residents for portfolio investments abroad, the transfer has to be made directly to the bank account of such Argentine resident, which must be located at foreign banks or financial institutions that regularly conduct investment banking activities, which are not incorporated in countries or territories considered not to be cooperative for purposes of fiscal transparency in terms of the provisions of Section 1 of the Decree No. 589/13 and its complementary provisions, or in countries or territories that do not apply the recommendations of the Financial Action Task Force, or “FATF.”

●
The proceeds of the sale of foreign currency by Argentine residents in the foreign exchange market for all the items can be credited in a checking or savings bank account in a local financial institution in the client’s name or withdrawn by cash.

●
Regarding the collection for services provided to non-Argentine residents and/or resulting from the sale of non-produced non-financial assets exempted from mandatory sale in the foreign exchange market. Argentine residents that receive funds in foreign currency for the payment of services rendered to non-Argentine residents or for the sale of non-produced non-financial assets may receive those funds in a local foreign currency account without exchanging it for Argentine pesos in the foreign exchange market. Following Communications “A” 6011 and 6037 of the Central Bank foreign assets may be acquired for investment purposes by Argentine residents without limitations. In addition foreign currency may be purchased through a debit account or through an unlimited cash withdrawal without limits.

Non-residents

Communication “A” 6150 dated January 13, 2017 abolished all restrictions regarding prior approval from the Central Bank, minimum amounts, or minimum holding periods to repatriate portfolio investments or direct investments of non-residents.

Restrictions on exports, imports and services

Regarding exports, in 2016 the Central Bank relaxed certain rules related to the inflow and outflow of foreign currency collected abroad as a result of the collection of exports of goods, advance payments, and pre-export financings, establishing that the deadline to repatriate to Argentina the foreign currency is 10 years. The prior 10-business day period applicable for the transfer of funds collected abroad as a result of the collection of exports of goods, advance payments, and pre-export financings to a correspondent bank account of a local financial institution (cuenta de corresponsalía) was eliminated in December 2015. In relation to the export of services, Communication “A” 6137 the Central Bank eliminated the obligation to repatriate to Argentina the foreign currency obtained.

Regarding imports, access to the foreign exchange market for the payment of imports with customs clearance date as of December 17, 2015 can be paid through the local foreign exchange market without any limit. AFIP Regulation No. 3252 published on January 5, 2012 which required importers to file affidavits was eliminated in December 2015 and the import monitoring system (Sistema Integral de Monitoreo de Importaciones, or “SIMI” was created, which established an obligation for importers to submit certain information electronically. Importers do not have to repatriate the goods within a specified period (previously this period was 365 calendar days from the date of access to the foreign exchange market).

Regarding the payment of services, the access to the foreign exchange market for payments of services rendered as from December 17, 2015 may be carried out without any limits and without the Central Bank’s prior authorization.

Direct investments

On March 4, 2005, the Central Bank issued Communication “A” 4305 that regulates the reporting system of direct investments and real estate investments carried out by non-residents in Argentina and by Argentine residents abroad, which had been implemented through Communication “A” 4237 dated November 10, 2004.

Direct investments in Argentina of non-Argentine residents

Non-Argentine residents must comply with the reporting regime if the value of their investments in Argentina is equivalent to more than US$500,000—measured in terms of the net worth of the company in which they participate or fiscal value of the real estate owned. If such value is less than US$500,000, compliance with such regime is optional. According to Communication “A” 4237, companies in which non-Argentine residents participate and administrators of real estate of non-Argentine residents must comply with the reporting regime.

Direct investments made abroad by Argentine residents

Investors who are Argentine residents must comply with the reporting regime if the value of their investments abroad is equivalent to more than US$1,000,000—measured in terms of net worth of the company in which they participate or the fiscal value of the real estate they own. If such value is less than the equivalent of US$5,000,000, the reporting obligation is annual rather than semi-annual. If such value is less than the equivalent of US$1,000,000, compliance with such regime is optional.

Future and forward operations

The Central Bank has significantly amended the foreign exchange regulations in derivatives by eliminating the restriction on the execution of cross-border derivative transactions. In August 2016, the Central Bank introduced new foreign exchange regulations on derivative transactions which allowed local residents from entering into derivative transactions with foreign residents. Moreover, the regulations now provide that Argentine residents may access the foreign exchange market to pay premiums, post collateral and make payments related to forwards, futures, options and other derivatives entered into in foreign exchanges or with non-resident counterparties.

The foreign exchange regulations now allow Argentine residents to enter into derivative transaction with foreign counterparties without the need for authorization of the Central Bank. They also allow them to purchase foreign currency to make payments under derivative transactions.

For further details regarding the exchange regulations applicable in Argentina, investors should consult their professional advisers and read the full text of the above cited rules on the website of the Ministry of Treasury and of the Central Bank.

Operations Center in Israel

The following table shows the maximum, minimum, average and closing exchange rates for each period applicable to purchases of New Israeli Shekels (NIS).

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended June 30, 2013	4.0145	3.5851	3.7775	3.6376
Fiscal year ended June 30, 2014	3.6213	3.4320	3.5075	3.4320
Fiscal year ended June 30, 2015	3.9831	3.4260	3.8064	3.7747
Fiscal year ended June 30, 2016	3.9604	3.7364	3.8599	3.8596
Fiscal year ended June 30, 2017	3.8875	3.4882	3.6698	3.4882
Month ended April 30, 2017	3.6718	3.6218	3.6519	3.6218
Month ended May 31, 2017	3.6170	3.5402	3.5916	3.5402
Month ended June 30, 2017	3.5562	3.4882	3.5291	3.4882
Month ended July 31, 2017	3.5789	3.5071	3.5507	3.5616
Month ended August 31, 2017	3.6269	3.5627	3.5992	3.5835
Month ended September 30, 2017	3.5736	3.4943	3.5318	3.5340
October 2017 (through October 25, 2017)	3.5373	3.4868	3.5065	3.5088
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

Operations Center in Argentina

Risks Relating to Argentina

As of the date of this annual report, most of our operations, property and customers from our Operations Center in Argentina are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations from our Operations Center in Argentina are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina from time to time. These conditions include growth rates, inflation rates, exchange rates, taxes, foreign exchange controls, changes to interest rates, changes to government policies, social instability, and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency depreciation, and may experience further volatility in the future.

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis. Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that adversely affected most sectors of the economy, particularly utilities, financial institutions, and industrial companies. The Argentine Peso also was subjected to significant real devaluation and depreciation, which resulted in many Argentine private sector debtors with foreign currency exposure to default on their outstanding debt. Following that crisis, Argentine GDP grew 8.9% in 2005, 8.0% in 2006 and 9.0% in 2007. During 2008 and 2009, however, the Argentine economy suffered a slowdown attributed to local and external factors, including an extended drought affecting agricultural activities, and the effects of the global economic crisis. Real GDP growth recovered in 2010 and 2011 to 10.1% and 6.0%, respectively. However, GDP contracted 1.0% in 2012 and then grew by 2.4% in 2013. In 2014, economic again contracted by 2.5%. The Argentine economy has remained under pressure in recent years with GDP expanding 2.6% in 2015 and contracting 2.3% in 2016 according to data reported by the National Institute of Statistics (Instituto Nacional de Estadisticas y Censos), or “INDEC.”

Presidential and Congressional elections in Argentina were held on October 25, 2015, and a runoff election between the two leading Presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration assumed office on December 10, 2015. Since taking office, the new administration has announced a policy agenda aimed at adopting measures that are market friendly and designed to ensure long-term macroeconomic performance including reducing the fiscal deficit, eliminating restrictions on capital flows and access to the exchange rate market, correcting energy and transport prices and obtaining financing through the capital markets.

The Macri administration has adopted the following key economic and policy reforms.

●
INDEC reforms. President Macri appointed Mr. Jorge Todesca, previously a director of a private consulting firm, as head of the INDEC. On January 8, 2016, the Argentine government declared a state of administrative emergency relating to the national statistical system and the INDEC, until December 31, 2016. During 2016, the INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms. Following the declared emergency, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure is finalized. During the course of implementing these reforms, however, INDEC has used official Consumer Price Index, or “CPI,” figures and other statistical information published by the Province of San Luis and the City of Buenos Aires. On June 29, 2016, the INDEC published revised GDP data for the years 2004 through 2015. On August 31, 2016, the IMF Executive Board met to consider the progress made by Argentina in improving the quality of official GDP and CPI data and noted the important progress made in strengthening the accuracy of Argentina’s statistics. On November 10, 2016, the IMF lifted the existing censure on Argentina regarding these data.

●
Agreement with holdout creditors. The Argentine government has reached agreements with substantially all of the holdout bondholders who had not previously participated in Argentina’s sovereign debt restructurings (in terms of claims) and regained access to the international capital markets, issuing several new series of sovereign bonds since President Macri took office.

●
Foreign exchange reforms. In addition, the Macri administration eliminated a significant portion of foreign exchange restrictions, including certain currency controls, that were imposed under the Kirchner administration. On August 9, 2016, the Central Bank issued Communication “A” 6037 which substantially changed the existing legal framework and eliminated certain restrictions limiting access to the foreign exchange market MULC. The principal measures adopted as of the date of this annual report include:

i.
the reestablishment of Argentine residents’ rights to purchase and remit foreign currency outside of Argentina without limit and without specific allocation (atesoramiento);

ii.
the elimination of the mandatory, non-transferable and non-interest bearing deposit previously required in connection with certain transactions involving foreign currency inflows by reducing the amount of the deposits from 30% to 0%;

iii.
the elimination of the requirement to transfer and settle the proceeds from new foreign financial indebtedness incurred by the foreign financial sector, the non-financial private sector and local governments through the MULC; and

iv.
the elimination of the requirement that proceeds from debt issuances abroad must be maintained undistributed for a minimum of 365 calendar days.

●
Foreign trade reforms. The Kirchner and Fernández de Kirchner administrations imposed export duties and other restrictions on several sectors, particularly the agricultural sector. The Macri administration eliminated export duties on wheat, corn, beef and regional products, and reduced the duty on soybeans by 5% to 30%. Further, the 5% export duty on most industrial exports was eliminated. With respect to payments for imports of goods and services, the Macri administration announced the gradual elimination of restrictions on access to the MULC for any transactions originated before December 17, 2015. Regarding transactions executed after December 17, 2015, no quantitative limitations apply.

●
National electricity state of emergency and reforms. Following years of very limited investment in the energy sector, as well as the continued freeze on electricity and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, the Macri administration declared a state of emergency with respect to the national electricity system, which will remain in effect until December 31, 2017. The state of emergency enables the Government to take actions designed to ensure the supply of electricity to the country, such as instructing the Ministry of Energy and Mining to design and implement, with the cooperation of all federal public entities, a coordinated program to guarantee the quality and security of the electrical grid. In addition, through Resolution No. 6/2016 of the Ministry of Energy and Mining and Resolution No. 1/2016 of the National Electricity Regulatory Agency (Ente Nacional Regulador de la Electricidad), the Macri administration announced the elimination of a portion of energy subsidies currently in effect and a substantial increase in electricity rates. As a result, average electricity prices have already increased and could increase further. By correcting tariffs, modifying the regulatory framework and reducing the Government’s involvement in the sector, the Macri administration aims to correct distortions in the energy sector and stimulate investment. However, certain of the Government’s initiatives have been challenged in the Argentine courts and resulted in judicial injunctions or rulings limiting the Government’s initiatives.

●
Tariff increases. With the aim of encouraging companies to invest and improve the services they offer and enabling the Government to assist those in need, the Macri administration has begun updating the tariffs for electricity, transportation, gas and water services. Each of the announced tariff increases contemplates a tarifa social (social tariff), which is designed to provide support to vulnerable groups, including beneficiaries of social programs, retirees and pensioners who receive up to two minimum pensions, workers who receive up to two minimum salaries, individuals with disabilities, individuals registered in the Monotributo Social program, domestic workers and individuals receiving unemployment insurance. On August 18, 2016, the Supreme Court of Argentina in “Centro de Estudios para la Promoción de la Igualdad y la Solidaridad versus Ministry of Energy and Mining,” upheld lower court injunctions suspending the proposed increases in gas tariffs and instructed the Ministry of Energy and Mining to conduct a non-binding public hearing prior to sanctioning any such increases. The public hearings were held on September 16, 2016. Pursuant to the holding by the Supreme Court, the Gas Regulatory Entity, or “Enargas,” issued Resolution No. 3960 and 3961 ordering the reestablishment of the prior tariff scheme as of March 31, 2016, and implemented an installment regime for the payment of overdue bills.

●
Tax Amnesty Law. In July 2016, the Régimen de Sinceramiento Fiscal, or “Tax Amnesty Law,” was introduced to promote the voluntary declaration of assets by Argentine residents. The Tax Amnesty Law allows Argentine tax residents holding undeclared funds or assets located in Argentina or abroad to (i) declare such property until March 31, 2017 without facing prosecution for tax evasion or being required to pay past-due tax liabilities on the assets, if they could provide evidence that the assets were held by certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. With respect to cash that was not deposited in bank accounts by the specified cut-off dates, such amounts had to be disclosed and deposited by October 31, 2016 in special accounts opened at Argentine financial entities. Depending on the amount declared, how soon it is declared, the election to subscribe for certain investment securities and the payment method used, those who took advantage of the Tax Amnesty Law would pay a special tax of between 0 and 15% on the total amount declared. Alternatively, they could invest an equivalent amount in Argentine government bonds or a fund that would finance, among other things, public infrastructure projects and small to medium-sized businesses in general. Taxpayers may elect to subscribe for certain investment securities and reduce the tax rates payable upon disclosure of previously undisclosed assets. On April 4, 2017, the Finance Minister of Argentina announced that, as a result, US$116,800 million undeclared assets were declared.

●
Retiree Programs. On June 29, 2016, Congress passed a bill approving the Ley de Reparación Histórica a los Jubilados (Historical Reparations Program for Retirees and Pensioners), which took effect upon its publication in the official gazette. The main aspects of this program, which is designed to conform government social security policies to Supreme Court rulings, include (i) payments to more than two million retirees and the retroactive compensation of more than 300,000 retirees and (ii) the creation of a pensión universal (universal pension) for the elderly, which guarantees an income for all individuals over 65 years of age who are otherwise ineligible for retirement. The Historical Reparations Program for Retirees and Pensioners will give retroactive compensation to retirees in an aggregate amount of more than Ps.47.0 billion and involve expenses of up to Ps.75.0 billion to cover all potential beneficiaries.

●
Fiscal policy: The Macri administration reduced the primary fiscal deficit by approximately 1.8% of GDP in December 2015 through a series of tax and other measures, and pursued a primary fiscal deficit target of 4.8% of GDP in 2016 through the elimination of subsidies and the reorganization of certain expenditures. However, the primary fiscal deficit for October 2016 increased 183% compared to the comparable period in 2015, while the aggregated primary fiscal deficit as of January 2016 represented a 69% increase compared to the same period of 2015, reaching 4.6% of GDP. The Macri administration’s ultimate aim is to achieve a balanced primary budget by 2019.

On February 22, 2017, Finance Minister Nicolas Dujovne announced fiscal targets for the period 2017-2019, ratifying the target set in the 2017 budget—which established a primary deficit of 4.2% of GDP for 2017—and announcing a deficit target of 3.2% for 2018 and 2.2% for 2019. It also announced quarterly targets as a percentage of GDP for 2017, of 0.6% for the first quarter; 2.0% for the second, 3.2% for the third and 4.2% for the last one. Targets for the first and second quarters have been met.

●
Correction of monetary imbalances: The Macri administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next four years. The Central Bank has increased the use of stabilization policies to reduce excess monetary imbalances and reduced Peso interest rates to offset inflationary pressure.

While some of the measures adopted have led to higher inflation, there has been an increase in the demand for pesos and a recovery of credit points toward a gradual normalization of macroeconomic conditions. To this end, access to external financing may have a positive effect, by significantly reducing the monetization of the fiscal deficit without requiring an abrupt fiscal adjustment that would put economic growth under pressure. Simultaneously, the inflow of foreign capital would generate a greater supply of foreign exchange in the MULC limiting the depreciation of the Argentine peso and its direct impact on inflation. This, in turn, would increase the demand for real balances in pesos, allowing for a reduction in interest rates and further revival of credit demand and economic activity.

As of the date of this annual report, the impact that the measures taken by the Macri administration will have on the Argentine economy as a whole and the real-estate sector in particular cannot be predicted. In addition, although the results from the mid-term elections held in October 2017, were characterized as positive for the Macri administration, opposition political parties retained a majority of the seats in the Argentine Congress, which has required and will require the Macri administration to seek political support from these parties to implement its proposals creating additional uncertainty regarding the ability of the Macri administration to effectively implement its policy agenda.

Higher rates of inflation, any decline in GDP growth rates and/or other future economic, social and political developments in Argentina, a lack of stability and competitiveness of the Peso against other currencies, and a decline in confidence among consumers and foreign and domestic investors, among other factors, may materially adversely affect the development of the Argentine economy which could adversely affect our financial condition or results of operations.

There were concerns about the accuracy of Argentina’s official inflation statistics.

In January 2007, the INDEC changed the methodology used to calculate the CPI. At the same time that the INDEC adopted this change in methodology the Argentine government also replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. In addition, during this period the IMF requested a number of times that INDEC clarify its methodology for measuring inflation rates.

On November 23, 2010, the Argentine government began consulting with the IMF for technical assistance in order to prepare new national CPI data with the aim of modernizing the existing statistical system. During the first quarter of 2011, a team from the IMF started collaborating with the INDEC in order to create such index. Notwithstanding these efforts, reports subsequently published by the IMF stated that its staff also used alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, and such measures have shown inflation rates that are considerably higher than those published by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt measures to improve the quality of data used by the INDEC. At a meeting held on February 1, 2013, the Executive Board of the IMF emphasized that the progress in implementing remedial measures since September 2012 had been insufficient. As a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations to the IMF and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data promptly.

In order to address the quality of official data, a new consumer price index denominated Urban National Consumers Price Index (Índice de Precios al Consumidor Nacional Urbano), or the “IPCNu,” was enacted on February 13, 2014. Inflation measured by the IPCNu was 23.9% for 2014, 29.2% for 2015 and 33.7% for 2016. The IPCNu represents the first national indicator in Argentina to measure changes in prices of household goods for final consumption. While the previous price index only measured inflation in the Greater Buenos Aires area, the IPCNu is calculated by measuring prices of goods across the entire urban population of the 23 provinces of Argentina and the City of Buenos Aires. On December 15, 2014, the IMF recognized the progress of Argentine authorities to remedy the inaccurate provision of data, but has delayed the definitive evaluation of the new index.

On January 8, 2016, as a result of the INDEC’s historical inability to produce reliable statistical data, the Macri administration issued an emergency decree and ceased publication of national statistics. The INDEC suspended all publications of statistical data until the technical reorganization process was completed and the administrative structure of the INDEC was recomposed. Following this process of reorganization and recovery, the INDEC began to gradually publish official data. The INDEC recalculated historical GDP data dating back to 2014, and GDP growth measures were revised to growth of 2.3% in 2013, contraction of 2.1% in 2014, growth of 2.4% in 2015 and contraction of 2.1% in 2016. GDP as reported by INDEC for the fourth quarter of 2016 grew 0.5% compared to the comparable quarter of 2015, in the seasonally adjusted measurement.

The Budget Law for fiscal year 2017 includes targets for CPI variation between 17% and 12% for 2017, between 8% and 12% for 2018 and between 3.5% and 6.5% for 2019. On November 9, 2016, the IMF, after analyzing Argentina’s progress in improving quality of official data on the CPI, decided to lift the “censure motion” that was imposed in 2013, concluding that the CPI of Argentina is now in compliance with international standards. However, we cannot assure you that such inaccuracy in relation with the economic indicators will not occur again in the future and, consequently, this circumstance may have an adverse effect on the Argentine economy and on our financial results. If despite the changes introduced in the INDEC by the new government, there are still differences between the figures published by the INDEC and those recorded by private consultants, there could be a significant decrease in confidence in the Argentine economy, which could have an impact on our results of operations and financial condition.

Continuing high inflation may impact the Argentine economy and adversely affect our results of operations.

Inflation has, in the past, materially undermined the Argentine economy and the government’s ability to foster conditions that would permit stable growth. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. In response, the prior Argentine administration implemented programs to control inflation and monitor prices for essential goods and services, including freezing the prices of key products and services, and price support arrangements agreed between the Argentine government and private sector companies in several industries and markets.According to data published by the INDEC, the rate of inflation reached 10.9% in 2010, 9.5% in 2011, 10.8% in 2012, 10.9% in 2013, 23.9% in 2014 and 26.9% in 2015. In November 2015, the INDEC suspended the publication of the CPI. After implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of these reforms, in June 2016 the INDEC resumed its publications of the CPI. At the beginning of 2017, the inflation statistics started to show a stable deceleration trend in its rates accordingly with the new inflation targeting policies of the Central Bank. The inflation rates published by the INDEC for January, February, March, April, May, June, July, August and September 2017 were 1.3%, 2.5%, 2.4%, 2.6%, 1.3%, 1.2%, 1.7%, 1.4%, and 1.9%, respectively. An inflationary environment would undermine Argentina’s foreign competitiveness by diluting the effects of a peso devaluation, negatively impact the level of economic activity and employment and undermine confidence in Argentina’s banking system, which could further limit the availability of domestic and international credit. In addition, a portion of the Argentine debt is adjusted by the Stabilization Coefficient (Coeficiente de Estabilización de Referencia), or “CER,” a currency index, that is strongly related to inflation. Therefore, any significant increase in inflation would cause an increase in the principal amount of sovereign external debt and consequently in Argentina’s financial obligations, which could negatively affect the Argentine economy. A high level of uncertainty and a general lack of stability in terms of inflation could also lead to shortened contractual terms and affect the ability to plan and make investment decisions.Inflation remains a challenge for Argentina. The Macri administration has set goals to reduce the primary fiscal deficit as a percentage of GDP over time and also reduce the Argentine government’s reliance on Central Bank financing. If despite these measures the Macri administration is unable to address Argentina’s structural inflationary imbalances, the prevailing high rates of inflation may continue, which would have an adverse effect on Argentina’s economy that could lead to an increase in the principal amount of Argentina’s debt outstanding as measured in Pesos. Moreover, certain objectives of the Macri administration, such as the increase in tariffs to incentivize investment in the energy sector, may result in higher rates of inflation. Inflation in Argentina has contributed to a material increase in our costs of operations, in particular labor costs, and has negatively impacted our financial condition and results of operations.Inflation rates could increase further in the future, and there is uncertainty regarding the effects and effectiveness of the measures adopted, or that may be adopted in the future, by the Argentine government to control inflation. Public speculation about possible additional actions have also contributed significantly to economic uncertainty and heightened the volatility of the economy. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted and our results of operations could be materially affected.

Significant fluctuations in the value of the Peso may adversely affect the Argentine economy as well as our financial performance.

Since the strengthening of exchange controls began in late 2011 and after measures were introduced to limit access to foreign currency by private companies and individuals (such as requiring an authorization from tax authorities to access the foreign currency exchange market), the implied exchange rate, as reflected in the quotations for Argentine securities that traded on foreign securities markets compared to the corresponding quotations in the local market, had increased significantly over the official exchange rate. These measures were mostly lifted on December 16, 2015. Any reenactment of these measures may prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, if so, we cannot predict the impact of these changes on our financial condition and results of operations.

After several years of moderate variations in the nominal exchange rate, in 2012 the peso depreciated approximately 14.3% against the U.S. dollar. This was followed in 2013 and 2014 by a 32.5% depreciation of the peso against the U.S. dollar in 2013 and 30.3% in 2014, including a loss of approximately 21.6% in January 2014 alone. In 2015, the Peso depreciated 52.7% against the dollar with a 33% depreciation in the last weeks of December 2015. In 2016 the Peso depreciated a further 20.5% against the dollar. During the first and second quarter of 2017 the exchange rate has remained stable, mainly as a consequence of the Tax Amnesty Law and its effects on the foreign currency market. During the third quarter of 2017, the political impact of the mid term elections caused ceratin volatile in the exchange market.

From time to time the Central Bank may intervene in the foreign exchange market in order to stabilize the exchange rate of the peso. Additional volatility, appreciation or depreciation of the peso, or reduction of the Central Bank’s foreign currency reserves as a result of currency intervention, could adversely affect the Argentine economy and our ability to service our obligations as they become due.

If the Peso continues to depreciate, the Argentine economy may be negatively affected with adverse consequences on our business and financial condition. Particularly as a result of our exposure to liabilities denominated in U.S. dollars. While certain of our office leases are set in U.S. dollars, we are only partially protected against depreciation of the Peso and there can be no assurance we will be able to maintain our U.S. dollar-denominated leases.

On the other hand, a substantial appreciation of the Peso against the U.S. dollar also presents risks for the Argentine economy. The appreciation of the Peso against the U.S. dollar negatively impacts the financial condition of entities whose foreign currency denominated assets exceed their foreign currency-denominated liabilities. In addition, in the short term, a significant real appreciation of the Peso would adversely affect exports. This could have a negative effect on economic growth and employment as well as reduce the revenues of the Argentine public sector by reducing tax collection in real terms, given its current heavy reliance on taxes on exports.

Certain measures that may be taken by the Argentine government may adversely affect the Argentine economy and, as a result, our business and results of operations

In the past, the Argentine government has increased its intervention in the economy through the implementation or change of laws and regulations; nationalizations and expropriations; restrictions on production, imports and exports; exchange and/or transfer restrictions; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; or delays or denials of governmental approvals.

In November 2008, the Argentine government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones. Beginning in April 2012, the Argentine government moved to nationalize YPF S.A., or “YPF,” and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,741 and Decree No. 1277/2012. In February 2014, the Argentine government and Repsol S.A., or “Repsol,” announced that they had reached an agreement on the terms of the compensation payable to Repsol, as the former principal shareholder of YPF for the expropriation of Repsol’s YPF shares. Such compensation totaled US$5 billion, payable by delivery of Argentine sovereign bonds with various maturities. On April 23, 2014, the agreement with Repsol was approved by the Argentine Congress and the matter was resolved on May 8, 2014.

Additionally, on December 19, 2012, the Argentine government issued Decree No. 2,552/12, which ordered the expropriation of the Predio Rural de Palermo. On January 4, 2013, the Federal Civil and Commercial Chamber granted an injunction that blocked the enforceability of such Decree. However, on June 1, 2015, the injunction was removed. This decision was appealed and the injunction was reinstated. The Argentine government lost an appeal to have the injunction revoked. The government filed a request for dismissal in April 2016. The court granted registration of the matter and ordered a formal notification to plaintiff Sociedad Rural Argentina, which filed its response in November 2016. As of the date of this annual report, the proceedings are still pending before the Federal Civil and Commercial Courts No. 8, Secretariat No. 15 of the City of Buenos Aires. The expropriation of this development without fair compensation may affect our interest in Entertainment Holding S.A., or “EHSA,” a joint venture and the entity that owns the property.

Furthermore, on May 18, 2015, we were notified that the Agencia de Administración de Bienes del Estado, or “AABE,” revoked the concession agreement granted to our subsidiary Arcos del Gourmet S.A., through Resolution No. 170/2014. On June 2, 2015, we filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law were not complied with by the AABE. Furthermore, we filed an administrative appeal requesting the dismissal of the revocation of the concession agreement and a lawsuit seeking to declare Resolution No. 170/2014 void. We also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this annual report, the “Distrito Arcos” shopping mall continues to operate normally.

Other examples of government intervention by the prior administration, include regulations relating to domestic capital markets approved by the Argentine Congress in December 2012 and August 2013. These regulations generally provide for increased intervention in the capital markets by the government, authorizing, for example, the CNV to appoint observers with authority to veto the decisions of the board of directors of publicly-listed companies under certain circumstances and suspend the board of directors for a period of up to 180 days. Nevertheless, since November 2016 the government has been working on an amendment to the Capital Markets Law No. 26,831, or the “Capital Markets Law” which, if approved, will eliminate CNV’s authorization to appoint the aforementioned observers.

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

The Argentine government may order that salary increases be paid to employees in the private sector, which would increase our operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Since July 2017, the minimum monthly salary of employees to is Ps.8,860. Due to persistent high rates of inflation, employers in both the public and private sectors continue to experience significant pressure from unions and their employees to increase minimum salaries.

In the future, the government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may apply pressure for such measures. As of the date of this annual report, the government and labor representatives were engaged in negotiations to set national guidelines for salary increases during 2017. Any such increase in wage or worker benefit could result in added costs and adversely affect the results of operations of Argentine companies, including us.

 Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are beyond our control, such as a decrease in the demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect the value of real estate properties. We cannot assure you that property values will increase or that they will not be reduced. A significant part of our properties are located in Argentina. As a result, a reduction in the value of properties in Argentina could materially affect our business and our financial statements due to the valuation of our investment properties at fair market value.

Restrictions on transfers of foreign currency and the repatriation of capital from Argentina may impair our ability to pay dividends and distributions.

According to Argentine practices, the Argentine government may impose restrictions on the exchange of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from investments in Argentina in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Beginning in December 2001, the Argentine government implemented a number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad without prior approval by the Central Bank. With the administration of President Macri, many of the former restrictions were lifted.

On January 7, 2003, the Central Bank issued communication “A” 3859, as amended, which is still in force and pursuant to which there are no limitations on companies’ ability to purchase foreign currency and transfer it outside Argentina to pay dividends, provided that those dividends arise from net earnings corresponding to approved and audited financial statements. The transfer of funds abroad by local companies to pay annual dividends only to foreign shareholders, based on approved and fully audited financial statements, does not require formal approval by the Central Bank.

Notwithstanding the above, for many years, and as a consequence of a decrease in availability of U.S. dollars in Argentina, the previous Argentine government imposed informal restrictions on certain local companies and individuals for purchasing foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened thereafter. As a result of these informal restrictions, local residents and companies were prevented from purchasing foreign currency through the MULC for the purpose of making payments abroad, such as dividends, capital reductions, and payment for imports of goods and services.

Such restrictions and other foreign exchange control measures were lifted by the new administration, moving towards opening Argentina’s foreign exchange market. In this sense, on December 17, 2015, Communication “A” 5850 of the Central Bank reestablished the possibility for non-residents to repatriate their investment capital and, recently, Communication “A” 6037 of the Central Bank defined the new regulations that apply to the acquisition of foreign currency and the elimination of all other restrictions that impair residents and non-residents to have access to the foreign exchange market. However, in the future, the Argentine government or the Central Bank may impose formal restrictions to the payment of dividends abroad, on capital transfers and establish additional requirements. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Furthermore, any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs in U.S. dollars.

Exchange controls, restrictions on transfers abroad and capital inflow restrictions may limit the availability of international credit.

Until December 2015, many foreign exchange restrictions and controls had limited the access the exchange market. On December 16, 2015, the new authorities issued Communication “A” 5850 of the Central Bank, lifting most of the restrictions then in place. Among these measures, free access to the exchange market was granted for the purchase of foreign currency intended for general purposes, without requiring prior approval of the Central Bank or the Federal Administration of Public Revenues (Administración Federal de Ingresos Públicos), or “AFIP,” and the requirement to deposit 30% of certain capital inflows into Argentina was eliminated. Towards the end of 2016, the remaining exchange control restrictions were also lifted by the Central Bank’s Communication A 6037 and “A” 6150, so to date there is free access to the exchange market. Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication "A" 6150 of the Argentine Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country. As of that resolution and the provisions of Communication “A” 6244 of the Argentine Central Bank, there are no restrictions on entry and exit in the MULC.

Notwithstanding recent measures adopted by the Macri administration, in the future the Argentine government could impose further exchange controls or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the peso, which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth. For more information, see “Item 3. Key Information - Local Exchange Market and Exchange Rates.”

The Argentine economy could be adversely affected by political and economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth. In 2016, there were declines in exports of 4.5% with Chile, 14.3% with MERCOSUR (Brazil) and 13.5% with China. On the other hand, exports increased 15.6% with NAFTA (the United States, Mexico and Canada), 3.6% with the European Union and 26.7% with Asian countries each as compared to 2015. Declining demand for Argentine exports could have a material adverse effect on Argentina’s economic growth. For example, the recent significant depreciation of the Brazilian and Chinese currencies and the current slowdown of their respective economies may negatively affect the Argentine economy. Moreover, the political and social instability in Brazil, which includes the recent removal of the President Dilma Rousseff from office following an impeachment vote in the Senate, and the uncertainties arising therefrom and the contraction of Brazil’s economy, may have an adverse impact on Argentine’s economy.

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

In addition, emerging market economies have been affected by the recent change in the U.S. monetary policy, resulting in the unwinding of investments and increased volatility in the value of their currencies. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. There is also global uncertainty about the degree of economic recovery in the United States. Moreover, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, have had and may continue to have international implications affecting the stability of global financial markets, which has hindered economies worldwide.

The effects of the United Kingdom’s vote to exit from the European Union and its impact on economic conditions in Latin America and Argentina and, particularly, on our business, financial condition, results of operations, prospects and trading of our notes are uncertain.

On June 23, 2016, the United Kingdom voted in favor of the United Kingdom exiting the European Union, or “Brexit.” The possible negative consequences of Brexit include an economic crisis in the United Kingdom, a short-term recession and a decrease of investments in public services and foreign investments. The greatest impact of Brexit may be on the United Kingdom, however the impact may also be significant to other members states. As of the date of this annual report, the actions that the United Kingdom will take to effectively exit from the European Union or the length of such process are uncertain. Brexit has caused, and is anticipated to continue causing, volatility in the financial markets, which may adversely affect business activity and economic and market conditions in the United Kingdom, the Eurozone and globally, and could contribute to instability in global financial and foreign exchange markets. All these effects could in turn have a material adverse effect on our business, financial condition and results of operations.

The possible independence of Catalonia may have an impact on economic conditions in Latin America and Argentina and, particularly, on our business, financial condition, results of operations, prospects, generating uncertainty over the trading of our notes.

In these days, Spain is going through a very critical and delicate situation, since Catalonia intends to become independent and to be a separate country from Spain. At the moment, several debates, confrontations and political, economic and social conflicts are carried out to define the situation between the Spanish government and the Catalan. On October 27, 2017 the Parliament of Catalonia approved a resolution creating an independent Republic unilaterally by a vote considered illegal by the lawyers of the Parliament of Catalonia for violating the decisions of the Constitutional Court of Spain. As of October 28, 2017, the Catalan Republic is unrecognized by the international community, which regards the region as part of of Spain.

As of the date of this annual report, the actions that Spain and Catalonia will take to define independence or not are uncertain. Such a situation together with any measure that the European Union may take, could cause volatility in financial markets, which may adversely affect business activity and economic and market conditions in Spain and therefore in the United Kingdom abd the European Union. All these effects could in turn have a material adverse effect on our business, financial condition and results of operations.

A decline in the international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth and on our business.

In December 2015, the Argentine administration announced a plan to gradually reduce the exports tax payable on certain agricultural products. Export taxes on soy products and wheat, maize, sorghum and sunflower have since been eliminated in an attempt to increase agricultural production. However, this reliance on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices. If international commodity prices decline, the Argentine government’s revenues would decrease significantly affecting Argentina’s economic activity. Accordingly, a decline in international commodity prices could adversely affect Argentina’s economy, which in turn would produce a negative impact on our financial condition and results of operations.

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

As a result of prolonged recession, and the forced conversion into Pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, domestic demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditionsand the implementation of price constraints, which has prompted the government to adopt a series of measures that have resulted in industry shortages and/or costs increase. In particular, Argentina has been importing natural gas in order to compensate forshortages in local production. In order to pay for natural gas imports, the Argentine government has frequently used the Central Bank reserves due to the absence of incoming currencies from investment. If the government is unable to pay for the natural gas imported in order to produce electricity, business and industries may be adversely affected.

The Argentine government has been taking a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment that is required to increase natural gas production, transportation capacity and energy generation over the medium and long-term fails to materialize on a timely basis, economic activity in Argentina could be curtailed which may have a significant adverse effect on our business.

As a first step of these measures, subsidies on energy tariffs were withdrawn from industries and high income consumers. Additionally, since 2011, a series of rate increases and the reduction of subsidies mainly among industries and high-income consumers were implemented. On December 17, 2015 and after the publication of Decree No. 134/2015, the new government declared the National Electricity System Emergency until December 31, 2017, and ordered the Energy and Mining Ministry to prepare and propose measures and guarantee the electrical supply in suitable technical conditions. Within this context, and by the Energy and Mining Ministry Resolution No. 06/2016 of January 2016, the new seasonal reference prices for power and energy in the “Mercado Electrónico Mayorista” were issued for the period from February 1, 2016 and April 30, 2016. The objective of the aforementioned resolution was to adjust the quality and security of electricity supply and ensure the provision of public electricity services under technical and economically appropriate conditions.

In February 2016, the Argentine government revised the tariff schedule for electricity and gas rates and eliminated the subsidies for these utilities that would have resulted in increases in energy costs of 500% or more, except for tariffs for certain lower income consumers. By correcting tariffs, modifying the regulatory framework and reducing the federal government’s involvement in the energy sector, the Macri administration aims to correct distortions in the energy sector and stimulate necessary investment. In July 2016, a federal court in the city of La Plata suspended the increase in gas tariffs across the Province of Buenos Aires. In addition, on August 3, 2016, a federal court in San Martín suspended the increase in gas tariffs across the country until a public hearing to discuss the electricity tariff increase was held. The case was appealed, and heard by, the Supreme Court on August 18, 2016, which court agreed that the gas tariff increases to residential customers could not be imposed without public hearings. A public hearing was held on September 16, 2016, where it was agreed that the gas tariffs would be increased approximately 200% in October 2016, with semi-annual increases until 2019.

In relation to other services, including electricity, on October 28, 2016, a public hearing was held to consider a 31% increase in tariffs requested by power distributors. Afterwards, the government announced electricity tariff increases that will raise customers’ invoices 60% to 148%. In addition, on March 31, 2017, the Energy Ministry reported a new tariff schedule with increases of approximately 36% for the supply of natural gas for networks that have been partially regulated since April 1, 2017, and which will have two additional adjustments in November and April of 2018. On September 22, 2017, the Ministry of Energy and Mines announced the release of the fuel price, where oil companies could modify the sale price of their fuels for consumption in the automotive market, wich was effective as of October, 2017.This change in the regulatory framework and the fixing of new economic values in the supply of gas and electricity could change our cost structure, increasing the operating and utilities costs inherent to fixed assets.

High public expenditure could result in long-lasting adverse consequences for the Argentine economy.

Over the last several years, the Argentine government has substantially increased public expenditures. In 2014, public sector expenditures increased 43% as compared to 2013 and the government reported a primary fiscal deficit of 0.9%. During recent years, the Argentine government has resorted to the Central Bank and to theAdministración Nacional de la Seguridad Social, or “ANSES,” to source part of its funding requirements. In 2015, this trend continued as the primary fiscal balance showed a deficit of 5.4% as of December 31, 2015.

The Argentine government has begun to adopt measures to reduce the deficit, adjusting its subsidy policies, particularly those related to energy, electricity and gas, water and public transportation, among other measures. On December 31, 2016, the primary fiscal result was Ps.359,382 million, which represents a deficit of 4.6% of GDP. Changes in these policies could materially and adversely impact consumer purchase capacity and economic activity and may lead to an increase in prices.

Moreover, the primary fiscal balance could be negatively affected in the future if public expenditures increase at a rate higher than revenues as a result of subsidies to lower-income sectors, social security benefits, financial assistance to provinces with financial problems, increased spending on public works and subsidies to the energy and transportation sectors. A further deterioration in fiscal accounts could negatively affect the government’s ability to access the long-term financial markets and could in turn result in more limited access to such markets by Argentine companies.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.

A lack of institutional framework and notorious incidents of corruption have been identified as, and continue to be, a significant problem for Argentina. In Transparency International’s 2015 Corruption Perceptions Index of 167 countries, Argentina was ranked 107, the same as in 2014. In the World Bank’s Doing Business 2016 report, Argentina ranked 121 out of 189 countries, up from 124 in 2015. Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affecting Argentina’s international reputation and ability to attract foreign investment, the Macri administration has announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include entering plea bargaining arrangements with convicted officials providing increased access to public information, seizing assets from convicted officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción) and adopting a new public ethics law, among others. The government’s ability to implement these initiatives is uncertain as it would require the involvement of the judiciary branch as well as legislative support from opposition parties. We cannot assure you that the implementation of such measures will be successful.

Foreign shareholders of companies operating in Argentina have initiated investment arbitration proceedings against Argentina that have resulted and could result in arbitral awards and/or injunctions against Argentina and its assets and, in turn, limit its financial resources.

In response to the emergency measures implemented by the Argentine government during the 2001-2002 economic crisis, a number of claims were filed before the International Centre for Settlement of Investment Disputes, or “ICSID,” against Argentina. Claimants allege that the emergency measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties by which Argentina was bound at the time. Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law, or “UNCITRAL,” and under the rules of the International Chamber of Commerce, or “ICC.” As of the date of this annual report, it is not certain that Argentina will prevail in having any or all of these cases dismissed, or that if awards in favor of the plaintiffs are granted, that it will succeed in having those awards annulled. Ongoing claims before the ICSID tribunal and other arbitral tribunals could lead to new awards against Argentina, which could have a material adverse effect on our capacity to access international credit or equity markets.

The Argentine government may lack of political support on the Senators and the Deputies Chamber and may have a negative impact on argentiniean economy and, subsequently affect our financial condition and results of operations.

The legislative elections held on October 22, 2017 for the partial renovation of both chambers of the Congress had a favorable outcome for the Macri government. Macri administration outnumbered its opponents in some of the most important districts of Argentina, making it the most voted force nationwide, but do not have enough seats to reach the quorum in either of the chambers which could prevent or limit the Macri government to continue its policies and effectively implement economic reforms or react appropriately in future circumstances.

A lack of political support that prevents the Macri administration from fully implementing its agenda may adversely affect the Argentine economy and financial condition and, therefore, our business, financial condition and results of operations.

Risks relating to our business in Argentina

We are subject to risks inherent to the operation of shopping malls that may affect our profitability.

Our shopping malls are subject to various factors that affect their development, administration and profitability, including:

●
decline in our lease prices or increases in levels of default by our tenants due to economic conditions, increases in interest rates and other factors out of our control;

●
the accessibility and the attractiveness of the area where the shopping mall is located;

●
the intrinsic attractiveness of the shopping mall;

●
the flow of people and the level of sales of each shopping mall rental unit;

●
the increasing competition from internet sales;

●
the amount of rent collected from each shopping mall rental unit;

●
changes in consumer demand and availability of consumer credit (considering the limits impose by the Central Bank to interest rates charged by financial institutions), both of which are highly sensitive to general macroeconomic conditions; and

●
fluctuations in occupancy levels in our shopping malls.

An increase in our operating costs, caused by inflation or by other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent as a result of increased expenses. Moreover, the shopping mall business is closely related to consumer spending and affected by prevailing economic conditions. All of our shopping malls and commercial properties, under Operations Center in Argentina, are located in Argentina, and, as a consequence, their business is vulnerable to recession and economic downturns in Argentina. For example, during the economic crisis in Argentina that began in 2001, consumer spending decreased significantly, and higher unemployment, political instability and high rates of inflation significantly reduced consumer spending and resulted in lower sales that led some tenants to shutdown. Persistently poor economic conditions in Argentina in the future could result in a decline in discretionary consumer spending which will likely have a material adverse effect on the revenues from shopping mall activity and thus on our business.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

 For the fiscal year ended June 30, 2017, 80% of our sales from leases and services provided by the Shopping Malls segment were derived from shopping malls located in the City of Buenos Aires and the Greater Buenos Aires area. In addition, all of our office buildings are located in the City of Buenos Aires and a substantial portion of our revenues in Argentina are derived from such properties. Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Greater Buenos Aires area, we expect to continue to depend to a large extent on economic conditions affecting those areas. Consequently, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations by reducing our rental income and adversely affect our ability to meet our debt obligations and fund our operations.

Our performance is subject to risks associated with our properties and with the real estate industry.

Our operating performance and the value of our real estate assets are subject to the risk that our properties may not be able to generate sufficient revenues to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to service our debt and to cover other expenses may be adversely affected.

Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

●
downturns in the national, regional and local economic climate;

●
volatility and decline in discretionary spending;

●
competition from other shopping malls and office, and commercial buildings;

●
local real estate market conditions, such as oversupply or reduction in demand for retail, office, or other commercial space;

●
decreases in consumption levels;

●
changes in interest rates and availability of financing;

●
the exercise by our tenants of their legal right to early termination of their leases;

●
vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

●
increased operating costs, including insurance expense, salary increases, utilities, real estate taxes, state and local taxes and heightened security costs;

●
civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

●
significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs;

●
declines in the financial condition of our tenants and our ability to collect rents from our tenants;

●
changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property;

●
changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or government action such as expropriation, confiscation or revocation of concessions; and

●
judicial interpretation of the New Civil and Commercial Code (in force since August 1, 2015) which may be adverse to our interests.

If any one or more of the foregoing conditions were to affect our business, it could have a material adverse effect on our financial condition and results of operations could be materially adversely affected.

An adverse economic environment for real estate companies such as a credit crisis may adversely impact our results of operations and business prospects significantly.

The success of our business and profitability of our operations depend on continued investment in real estate and access to capital and debt financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain our growth. As part of our strategy, we intend to increase our properties portfolio though strategic acquisitions of core properties at favorable prices, where we believe we can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we may need access to equity capital and/or debt financing. Any disruptions in the financial markets may adversely impact our ability to refinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. Our ability to make scheduled payments or to refinance our existing debt obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets remains or arises in the future, there can be no assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

The loss of tenants could adversely affect the operating revenues and value of our properties.

Although no single tenant represents more than 3% of our revenue, if a significant number of tenants at our retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if we failed to retain them, our business could be adversely affected. Further, our shopping malls typically have a significant “anchor” tenant, such as well-known department stores that generate consumer traffic at each mall. A decision by such tenants to cease operations at our shopping malls or our office buildings, as applicable, could have a material adverse effect on our financial condition and the results of our operations. In addition, the closing of one or more stores with high consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent relief and/or close their stores or otherwise adversely affect the occupancy rate at the property. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies. The bankruptcy and/or closure of multiple stores, if we are not able to successfully re-lease the affected space, could have a material adverse effect on both the operating revenues and underlying value of the properties involved.

We may face risks associated with property acquisitions.

We have in the past acquired, and intend to acquire in the future, properties, including large properties that would increase the size of our company and potentially alter our capital structure. Although we believe that the acquisitions that we have completed in the past and that we expect to undertake in the future have, and will, enhance our future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

●
we may not be able to obtain financing for acquisitions on favorable terms;

●
acquired properties may fail to perform as expected;

●
the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates; and

●
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

Our future acquisitions may not be profitable.

We seek to acquire additional properties to the extent that we manage to acquire them on favorable terms and conditions and they meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

●
our estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;
●
properties we acquire may fail to achieve, within the time frames we project, the occupancy or rental rates we expect to achieve at the time we make the decision to acquire, which may result in the properties’ failure to achieve the returns we projected;
●
our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase our total acquisition costs; and
●
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

Properties that we acquire may be subject to unknown liabilities and we generally would have no recourse, or only limited recourse to the former owners of the properties in respect thereof. Thus, if a liability were asserted against us based on ownership of an acquired property, we may be required to pay significant sums to settle it, which could adversely affect our financial results and cash flow. Unknown liabilities relating to acquired properties could include:

●
liabilities for clean-up of undisclosed environmental contamination;

●
law reforms and governmental regulations (such as those governing usage, zoning and real property taxes); and

●
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

A substantial part of our income is derived from rental income from real property. As a result, our performance depends on our ability to collect rent from tenants. Our income and funds for distribution would be negatively affected if a significant number of our tenants:

●
delay lease commencements;

●
decline to extend or renew leases upon expiration;

●
fail to make rental payments when due; or

●
close stores or declare bankruptcy.

Any of these actions could result in the termination of leases and the loss of related rental income. In addition we cannot assure you that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms or at all. The loss of rental revenues from a number of our tenants and our inability to replace such tenants may adversely affect our profitability and our ability to meet debt service and other financial obligations.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of our portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit our ability to vary our portfolio in response to economic changes or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a decrease in income from an investment. If income from a property declines while the related expenses do not decline, our business would be adversely affected. Further, if it becomes necessary or desirable for us to dispose of one or more of our mortgaged properties, we may not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect our business.

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

Our growth strategy is focused on the development and redevelopment of properties we already own and the acquisition and development of additional properties. As a result, we are likely to depend to an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. We cannot assure you that additional financing, refinancing or other capital will be available in the amounts we require or on favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of risk in Argentine, of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on these factors, we could experience delays or difficulties in implementing our growth strategy on satisfactory terms or at all.

The capital and credit markets have been experiencing extreme volatility and disruption since the last credit crisis. If our current resources do not satisfy our liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of risk in Argentine, of our company or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

Disease outbreaks or other public health concerns could reduce traffic in our shopping malls.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments enacted regulations limiting the operation of schools, cinemas and shopping malls. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping malls, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-à-vis shopping centers and malls. Similarly, the current zika virus pandemic may result in similar courses and outcomes. We cannot assure you that a new disease outbreak or health hazard (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists activity. The ocurrence of such a scenario could adversely affect our businesses and our results of operations.

Adverse incidents that occur in our shopping malls may result in damage to our image and a decrease in the number of customers.

Given that shopping malls are open to the public, with ample circulation of people, accidents, theft, robbery and other incidents may occur in our facilities, regardless of the preventative measures we adopt. In the event such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer and less violent, which may cause a reduction in the sales volume and operating income of our shopping malls.

Argentine Law governing leases imposes restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

●
a prohibition on including automatic price adjustment clauses based on inflation increases in lease agreements; and

●
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

In addition, on October 1, 2014, the Argentine Congress adopted a new Civil and Commercial Code which is in force since August 1, 2015. The Civil and Commercial Code requires that lease agreements provide for a minimum term of two years, and a maximum term of 20 years for residential leases and of 50 years for non-residential leases. Furthermore, the Civil and Commercial Code modifies the regime applicable to contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the prior legal framework, pursuant to which debtors could only discharge their foreign currency payment obligations by making payment in that currency. Although certain judicial decisions have held that this feature of the regulation can be set aside by the parties to an agreement, it is still too early to determine whether or not this is legally enforceable. Moreover, and regarding the new provisions for leases, there are no judicial decisions on the scope of this amendment and, in particular, in connection with the ability of the parties to any contract to set aside the new provision and enforce such agreements before an Argentine court.

We may be liable for some defects in our buildings.

According to the Civil and Commercial Code, real estate developers (i.e., any person who sells real estate built by either themselves or by a third party contractor), builders, technical project managers and architects are liable in case of property damage—damages that compromise the structural integrity of the structure and/or defects that render the building no longer useful—for a period of three years from the date of possession of the property, including latent defects, even when those defects did not cause significant property damage.

In our real estate developments, we usually act as developers and sellers while construction is carried out by third-party contractors. Absent a specific claim, we cannot quantify the potential cost of any obligation that may arise as a result of a future claim, and we have not recorded provisions associated with them in our financial statements. If we were required to remedy any defects on completed works, our financial condition and results of operations could be adversely affected.

Eviction proceedings in Argentina are difficult and time consuming.

Although Argentine law permits an executive proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are difficult and time-consuming. Historically, the heavy workloads of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants. Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction.

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

●
a decrease in demand for office space;

●
a deterioration in the financial condition of our tenants may result in defaults under leases due to bankruptcy, lack of liquidity or for other reasons;

●
difficulties or delays renewing leases or re-leasing space;

●
decreases in rents as a result of oversupply, particularly of newer buildings;

●
competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from our tenants; and

●
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

We are engaged in the development and management of shopping malls, office buildings and other rental properties, frequently through third-party contractors. Risks associated with our development and management activities include the following, among others:

●
abandonment of development opportunities and renovation proposals;

●
construction costs of a project may exceed our original estimates for reasons including raises in interest rates or increases in the costs of materials and labor, making a project unprofitable;

●
occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental rates and a corresponding lower return on our investment;

●
pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

●
the unavailability of favorable financing alternatives in the private and public debt markets;

●
aggregate sale prices of residential units may be insufficient to cover development costs;

●
construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs;

●
failure or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

●
significant time lags between the commencement and completion of projects subjects us to greater risks due to fluctuation in the general economy;

●
construction may not be completed on schedule because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters (such as fires, hurricanes, earthquakes or floods), resulting in increased debt service expense and construction costs;

●
general changes in our tenants’ demand for rental properties; and

●
we may incur capital expenditures that could result in considerable time consuming efforts and which may never be completed due to government restrictions.

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

While our policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, we are nevertheless subject to risks associated with the construction of properties, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs that, may exceed original estimates, possibly making the associated investment unprofitable. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm our operating results.

Greater than expected increases in construction costs could adversely affect the profitability of our new developments.

Our businesses activities include real estate developments. One of the main risks related to this activity corresponds to increases in constructions costs, which may be driven by higher demand and new development projects in the shopping malls and buildings sectors. Increases higher than those included in the original budget may result in lower profitability than expected.

We face significant competitive pressure.

Our real estate activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors. Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and localcompanies, have become increasingly active in the real estate business and shopping mall business in Argentina, further increasing this competition. To the extent that one or more of our competitors are able to acquire and develop desirable properties, asa result of greater financial resources or otherwise, our business could be materially and adversely affected. If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

Substantially all of our shopping malls and commercial offices are located in Argentina. There are other shopping malls and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competing properties in a particular area could have a material adverse effect on our ability to lease retail space in our shopping malls or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. We cannot assure you that other shopping mall operators, including international shopping mall operators, will not invest in Argentina in the near future. If additional companies become active in the Argentine shopping mall market in the future, such competition could have a material adverse effect on our results of operations.

Substantially all of our offices and other non-shopping mall rental properties are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate and may affect the sale and lease price of our premises. In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities.

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

Under the terms and conditions of the leases currently in force on our properties, tenants are required to indemnify and hold us harmless from liabilities resulting from injury to persons, or property, on or off the premises, due to activities conducted on the properties, except for claims arising from our negligence or intentional misconduct or that of our agents. Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. In addition, we cannot enssure you that our tenants will properly maintain their insurance policies or have the ability to pay the deductibles.

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

We have focused on development projects that cater to affluent individuals and have entered into property barter agreements pursuant to which we contribute our undeveloped properties to ventures with developers who will deliver us units at premium locations. At the time the developers return these properties to us, demand for premium residential units could be significantly lower. In such case, we would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on our financial condition and results of operations.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2017, our consolidated financial debt amounted to Ps.129,415 million (including IDBD’s debt outstanding as of that date plus accrued and unpaid interest on such indebtedness and deferred financing costs). We cannot assure you that we will have sufficient cash flows and adequate financial capacity in the future. While the commitments and other covenants applicable to IDBD’s debt obligations do not have apply IRSA since such it is not recourse to IRSA and it is not guaranteed by IRSA’s assets, these covenants and restrictions may impair or restrict our ability to operate IDBD and implement our business strategy.

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

The global credit crisis that began in 2008 had a significant negative impact on businesses around the world. The impact of a future credit crisis on our major tenants cannot be predicted and may be quite severe. A disruption in the ability of our significant tenants to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their future orders of their products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.

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

●
our ability to form successful relationships with international and local operators to run our hotels;

●
changes in tourism and travel trends, including seasonal changes and changes due to pandemic outbreaks, such as the A H1N1 and zika viruses, a potential ebola outbreak, among others, or weather phenomena’s or other natural events, such as the eruption of the Puyehué and the Calbuco volcano in June 2011 and April 2015, respectively;

●
affluence of tourists, which can be affected by a slowdown in global economy; and

●
taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

The shift of consumers to purchasing goods over the Internet, where barriers to entry are low, may negatively affect sales at our shopping malls.

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. We believe that our target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at our properties face increasing competition from online sales and this could cause the termination or non renewal of their lease agreements or a reduction in their gross sales, affecting our Percentage Rent (as defined below) based revenue. If e commerce and retail sales through the Internet continue to grow, retailers’ and consumers’ reliance on our shopping malls could be materially diminished, having a material adverse effect on our financial condition, results of operations and business prospects.

Our business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to Argentine federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical patrimony, consumer protection, antitrust and other requirements, all of which affect our ability to acquire land, buildings and shopping malls, develop and build projects and negotiate with customers. In addition,companies in this industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime. We are required to obtain licenses and authorizations with different governmental authorities in order to carry out our projects.Maintaining our licenses and authorizations can be a costly provision. In the case of non-compliance with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

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

Labor relations may negatively impact us.

As of June 30, 2017, 47.8% of our workforce was represented by unions under two separate collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

Our results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

During the fiscal years ended on June 30, 2017 and 2016, IRSA had unrealized fair value gains on investment properties. Although the upward revaluation adjustments reflect unrealized capital gains on our investment properties during the relevant periods, the adjustments were not actual cash flow or profit generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and will be subject to market fluctuations in those markets.

We cannot guarantee whether changes in market conditions will increase, maintain or decrease the fair value gains on our investment properties at historical levels or at all. In addition, the fair value of our investment properties may materially differ from the amount we receive from any actual sale of an investment property. If there is any material downward adjustment in the revaluation of our investment properties in the future or if our investment properties are disposed of at significantly lower prices than their valuation or appraised value, our business, results of operations and financial condition may be materially and adversely affected.

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

In July 2013, the answer to the civil action was filed, which contained a number of defenses. Tandanor requested the intervention of the Argentine Government as third party co-litigant in this case, which petition was granted by the Court. In March 2015, both theArgentine Government and the criminal complainant answered the asserted defenses. On July 12, 2016, Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal No. 5 related to the preliminary objections above mentioned. Two of them were rejected –lack of information and lack of legitimacy (passive). We filed an appeal with regard to the rejection of these two objections. But, on the other hand, the other two objections will be considered at sentencing by the court, which is an important step in order to obtain a favorable decision. As of the date hereof, no resolution has been issued in such regard. We cannot assure you that we will be successful in getting this case dismissed.

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

We are dependent on our Board of Directors and our personnel.

Our success, to a significant extent, depends on the continued employment of Eduardo Sergio Elsztain and certain other members of our board of directors and senior management, who have significant expertise and knowledge of our business and industry. The loss or interruption of their services for any reason could have a material adverse effect on our business and results of operations. Our future success also depends in part upon our ability to attract and retain other highly qualified personnel. We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

We may face potential conflicts of interest relating to our principal shareholders.

Our largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through Cresud S.A.C.I.F.y A. (“Cresud”). As of June 30, 2017, such beneficial ownership consisted of: (i) 366,788,251 common shares held by Cresud, and (ii) 900 common shares held directly by Mr. Elsztain. See “Item 7 – Major Shareholders and Related Party Transactions.” Conflicts of interest between our management, Cresud and our affiliates may arise in the performance of our business activities. As of June 30, 2017, Mr. Elsztain also beneficially owned (i) approximately 30.9% of Cresud’s common shares and (ii) approximately 94.6% of the common shares of our subsidiary IRSA Commercial Properties (“IRSA CP”). Likewise, on October 27, 2017, we reported that it has been completed the sale in the secondary market of 2,560,000 ADSs of IRSA CP, which represents 8.1% of IRSA CP. For more information please see “Recent developments – Selling of IRSA CP’ ADSs.”  We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Due to the currency mismatches between our assets and liabilities, we have currency exposure.

As of June 30, 2017, the majority of our liabilities in our Operations Center in Argentina, such as our Series II and VIII Notes issued by the us, and the Series II and IV issued by IRSA CP, were denominated in U.S. dollars while our revenues are mainly denominated in Pesos. This currency gap exposes us to a risk of volatility in the rate of exchange between the Peso and the U.S. dollar, and our financial results are adversely affected when the U.S. dollar appreciates against the Peso. Any depreciation of the Peso against the U.S. dollar correspondingly increases the nominal amount of our debt in Pesos, with further adversely effects our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants, most of which generate Peso-denominated revenues.

Risks Related to our Investment in Banco Hipotecario

As of June 30, 2017, we owned approximately 29.91% of the outstanding capital stock of Banco Hipotecario S.A. (“Banco Hipotecario”), which represented 0,7% of our consolidated assets from our operations center in Argentina as of such date. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

Risks Relating to the Argentine Financial System and Banco Hipotecario

Capital stock in Banco Hipotecario

As of June 30, 2017, we owned approximately 29.91% of the outstanding capital stock of Banco Hipotecario, which represented 0.7% of our consolidated assets from our operations center in Argentina as of such date. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 49.0% of total assets in 2002 to 10.3% in 2015 and 9.6% for the period of six months ended as June 30, 2017. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the government’s ability to foster sustainable long-term growth, generate fiscal revenues and reduce public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2017, such securities issued by the Central Bank represented approximately 27.6% of the total assets of the Argentine financial system. As of June 30, 2017, Banco Hipotecario’s total exposure to the public sector was Ps.3,122.1 million, which represented 6.3% of its assets as of that date, and the total exposure to securities issued by the Central Bank was Ps.3,306.8 million, which represented 6.3% of its total assets as of June 30, 2017.

The Consumer Protection Law may limit some of the rights afforded to Banco Hipotecario

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

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Central Bank and other regulatory authorities. The Central Bank may penalize Banco Hipotecario and its directors, members of the Executive Committee, and members of its Supervisory Committee, in the event of any breach the applicable regulation. Potential sanctions, for any breach on the applicable regulations may vary from administrative and/or disciplinary penalties to criminal sanctions. Similarly, the CNV, which authorizes securities offerings and regulates the capital markets in Argentina, has the authority to impose sanctions on us and Banco Hipotecario’s Board of Directors for breaches of corporate governance established in the capital markets laws and the CNV Rules. The Financial Information Unit (Unidad de Información Financiera, or “UIF” as per its acronym in Spanish) regulates matters relating to the prevention of asset laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

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

Law N° 26,739 was enacted to amend the Central Bank’s charter, the principal aspects of which are: (i) to broaden the scope of the Central Bank’s mission (by establishing that such institution shall be responsible for financial stability and economic development while pursuing social equity); (ii) to change the obligation to maintain an equivalent ratio between the monetary base and the amount of international reserves; (iii) to establish that the board of directors of the institution will be the authority responsible for determining the level of reserves required to guarantee normal operation of the foreign exchange market based on changes in external accounts; and (iv) to empower the monetary authority to regulate and provide guidance on credit through the financial system institutions, so as to “promote long-term production investment.”

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

Operations Center in Israel

Risks relating to Israel

The implementation of the provision of the Israeli Law to Promote Competition and Reduce Concentration, 5774-2013 may have implications on IDBD and its subsidiaries.

In December 2013, the official “Reshumot” published in Israel the Promotion of Competition and Reduction of Centralization Law, No. 5774-2013 (the “Reduced Centralization Act”) which limits the use of pyramidal structures (or multiholding companies) that control “reporting entities” (principally entities whose securities are held by public shareholders) such regulation limits to two layers of reporting entities, being the holding company the first layer without including a reporting entity that has no controlling shareholder. Pursuant to the terms of this law, we may have to sell or dispose certain subsidiaries.

Following the implementation of the Reduced Centralization Act, in August 2014, IDBD’s board of directors appointed an advisory committee to examine various alternatives to comply with the limitations set forth in the Reduced Centralization Act. Since then, the Company and IDBD have been taking measures and steps towards streamlining their organization to comply with such requirements, including the appointment of independent directors and the divestment from certain subsidiaries. For more information, see “Item 4. Business Overview - General regulations applicable to our business in Israel - Reduced Centralization Act.” In case that a “layer” is not eliminated in IDBD and its subsidiaries by December 2017, the applicable authority in Israel may impose penalties on IDBD pursuant to the terms of the Reduced Centralization Act.

On August 2017, Dolphin Netherlands B.V. (“Dolphin”) made a non-binding offer to purchase all the shares held by IDBD in Discount Investment Corporation Ltd. (“DIC”). On September 20, 2017, complying with the Reduced Centralization Act in respect to the pyramid participation structure, Dolphin executed a binding term sheet for the acquisition of the entire shares held by IDBD in DIC. The term sheet has been approved by the independent directors committee created for the purposes of such transaction which has been participated in the negotiations, analyzed and assessed the term sheet. This term sheet shall continue in negotiations between the parties so as to define the terms and conditions of the definitive documents to be executed. The Audit Committee of the Company has issued an opinion without objections to make with respect to the referred transaction. On September 2017, IDBD announced that following the negotiations of DIC’s independent board committee such non-binder offer was accepted pursuant to which Dolphin bought all IDBD’s interest in DIC at a price of NIS 16.6 per share (and in total of NIS 1.77 billion in respect of all the shares which will be sold) by means of a debenture that will be issued by the purchaser to IDBD, for the entire amount of the consideration for the shares.

The offer is subject to the parties’ executing the final agreement (which is subject to further negotiation) until November 16, 2017 as well as to the approval of the transaction by the companies’ corporate bodies and the fulfillment of additional conditional terms by December 10, 2017. No assurance may be given that the parties will execute or perform any binding agreement. This transaction could significantly extend over time or could fail to be consummated or be consummated under different terms, as it must be approved by IDBD’s corporate bodies and other entities, which could withhold their consent.

The deterioration of the global economy and changes in capital markets in Israel and around the world may affect IDBD and its subsidiaries.

A recession or deterioration of capital markets around the world and in Israel (including volatility in securities prices, exchange rates and interest rates), whether those which affect the entire economy, or those which affect specific market branches, are affecting and may affect IDBD and its subsidiaries, inter alia, as follows:

●
Negative effects on the state of their business affairs (including the demand for products of the subsidiaries of IDBD);

●
Negative effects on the value of the marketable securities and on the value of non-marketable assets which are held by them;

●
Negative effects on their ability to generate profits or an increase in capital attributed to shareholders of the companies, and realization of their holdings;

●
Negative effects on their liquidity and equity;

●
Negative effects on their ability to perform issuances on stock exchanges, in Israel and abroad;

●
Negative effects on the financial ratios of those companies, in a manner which could impose difficulties on capital raisings and/or affect their terms, or harm the fulfillment of financial covenants, insofar as any have been determined, in connection with the provision of loans by financing entities, or require them to provide additional securities to financing entities, and even to repay the foregoing credit, or constitute grounds for demanding the realization of securities which were given to secure the foregoing credit;

●
Negative effects on their debt ratings, as given by rating entities and their debt repayment ability;

●
Negative effects on their ability to distribute dividends;

●
Negative effects on the need for recording of impairment and on the data reported in their financial statements, due to the accounting standards which apply to them; and

●
Difficulties imposed on the identification of financing sources and on the raising or refinancing of debt funds, if these are required by them in order to finance their operating activities and long term activities, as well as on the terms of financing from financial entities and from banks.

Certain subsidiries import or buy raw materials which are required for their activities, and therefore, their business results may also be affected by changes in the prices of raw materials around the world.

Changes in legislation, standardization and regulation may have an impact on IDBD operations.

In recent years, a trend of increased legislation, standardization and regulation has taken place, horizontally and in various operating segments in the Israeli economy. This trend has an effect, including a significant effect, on the operations of certain material subsidiaries of IDBD, on their financial results, and on the prices of their securities, as well as on the activities of IDBD.

Legislative amendments in various areas in Israel and abroad, such as legislation regarding concentration, promotion of competition and antitrust laws, tax laws, regulation over the communication market, supervision of insurance business operations, legislation in the field of encouragement of capital investments, companies and securities laws, laws pertaining to the supervision of prices of products and services, increased competition in the food market, consumer protection laws, environmental laws, planning and construction laws, etc., may have an effect on the business operations and results of IDBD and of its subsidiaries. Additionally, there may be such effects due to changes in the policy which is adopted by the various authorities by virtue of these laws.

Changes in the tariffs and in the policy regarding protection of local products may affect the results of some of the subsidiaries which are held by IDBD.

Some of the subsidiaries which are held by IDBD operate abroad, or have securities which are traded on foreign stock exchanges. Changes in legislation and in the regulatory policies of the relevant foreign countries, as well as the characteristics of the business environment in the country of operation, may affect the financial results and the business position of those companies.

Changes in IFRS or in the accounting principles which apply to IDBD and its subsidiaries may have an impact, and even a significant impact, on their financial results, on various lines (including capital attributable to shareholders and profit) reported in the financial statements of IDBD and its subsidiaries, on their fulfillment of financial covenants, insofar as any have been determined for them, on their fulfillment of the conditions of permits and licenses which were given to them, and on their ability to distribute dividends.

IDBD and its subsidiaries are exposed to financial risks.

IDBD and its subsidiaries are exposed to changes in interest rates and price indexes, and to changes in exchange rates which affect, directly or indirectly, their business results and the value of their assets and liabilities (due to the scope of their CPI-linked liabilities and due to their investments in real estate properties outside Israel). There is also an effect on capital attributable to shareholders of IDBD, with respect to the reserve for adjustments to capital due to the translation of financial statements of subsidiaries in foreign currency, primarily Real Estate Corporations in Las Vegas and foreign subsidiaries of PBC.

IDBD and its subsidiaries are exposed to risks associated with foreign operations.

IDBD and its subsidiaries operate in the real estate segment outside Israel, and primarily in the United States, both in the revenue-generating properties segment and in the residential construction segment. Material adverse changes in the state of the economy in a country in which such properties are located affect the ability to operate and realize such investments, and the receipt of financing under reasonable conditions. A global economic crisis and a recession in the global economy may adversely affect the various markets in which IDBD and its subsidiaries operate, especially in the United States. The characteristics of the business environment outside Israel, including the local regulation, the purchasing power of consumers, the financing possibilities (under reasonable conditions, if at all), and the selection of entities (including local entities in Israel) which are engaged in the field on financing with whom the collaboration is done with, and these entities business status, may affect the possibilities for financing, their terms, and the success of the foreign operation, and accordingly, may have an adverse effect on their business operations and the results of operations of IDBD and its subsidiaries.

Some activities of IDBD and/or its subsidiaries may be restricted by the terms of certains government grants and benefits and/or budgetary policy.

Some of the subsidiaries of IDBD receive funds from government entities, such as grants for research and development activities, which are provided in accordance with the Encouragement of Industrial Research and Development Law, 5744-1984, and regulations enacted pursuant thereto, as well as grants and/or various tax benefits which are provided in accordance with the Encouragement of Capital Investments Law, which are granted under certain conditions. These conditions may restrict the activities of the companies which receive such funds. Non-compliance of such restrictions may lead to the imposition of various penalties on them, including financial and criminal sanctions. Additionally, a decrease or other changes in the budgets of the aforementioned government entities, in a manner which prevents or reduces the grants and/or benefits which the subsidiaries of IDBD may receive from them in the future, may adversely affect the operations and results of those companies.

Additionally, investments of foreign entities, and particularly in the technology and communication sectors, receive certain benefits derived from the encouragement of foreign investments by regulatory entities in Israel, including certain tax benefits. If the aforementioned benefits are stopped and/or restricted, the foregoing may negatively affect investments of foreign entities in subsidiaries which are held by IDBD may cause them to loose such benefits which, may negatively affect their business results,which may adversely affect the business results of IDBD, or the marketability of their securities.

Regional conflict may affect IDBD or its subsidiary’s activities, especially Cellcom (“Cellcom”) activities.

The activities of Cellcom and its network are located in Israel, as are some of its suppliers. A significant part of Cellcom’s communication network, as well as a significant part of Cellcom’s information systems, are located within the range of missile attacks launched from the Gaza Strip and Lebanon. Any damage caused to the communication network and/or to the information systems may adversely affect Cellcom’s ability to continue providing services, in whole or in part, and/or may negatively affect the activities of Cellcom in other ways, and may adversely affect its business results and IDBD’s business. Additionally, negative effects of this kind may materialize due to an increase in criticism of Israel by international community. In general, any armed conflict, terror attack or political instability in the region may result in a decrease in Cellcom’s income, including from roaming services of incoming tourism, and may thereby adversely affect its business results.

Changes in the characteristics of the foreign business environment may impact in IDBD or its subsidiary’s activities, especially Property & Building (“PBC”) foreign operations.

In its foreign activities, it is the practice of PBC to cooperate with local entities engaged in the segment. The characteristics of the foreign business environment, including local regulation, the purchasing power of citizens, and/ or financing possibilities, may affect the success of the foreign operation, which is also dependent upon the choices of the local entities. Additionally, if the profitability considerations of PBC failed to take into account all of the relevant factors in the relevant country, the foregoing may adversely affect the results of operations of PBC, which in turn would have an adverse effect on IDBD’s results of operations.

A deterioration in the political-security and economical situation in Israel may affect IDBD or its subsidiary’s activities.

A significant deterioration in the political-security situation in Israel, and in light of the political instability in the Middle East, may result in decreased demand for rental areas and residential units, an exacerbation of the manpower deficit in the construction and agriculture segment, and the increased costs of works. These factors may adversely affect the results of PBC, and consequently affect IDBD’s results of operations. Additionally, all of Shufersal’s (“Shufersal”) income is produced in Israel, and a significant part of the products sold by it are grown, produced or processed in Israel. Therefore, the business results of Shufersal are directly affected by the political, economic and security conditions in Israel. A significant deterioration in the security situation or political situation in Israel may adversely affect Shufersal’s business operations, financial position and results of operations, which in turn would have an negatively effect on IDBD’s results of operations.

Shufersal management routinely evaluates the possible impact and implication of the general economic situation in Israel, in particular on the retail food market. Developments and shocks in the Israeli economy, as well as an economic downturn or recession due to an economic crisis, may have negative effects on the food retail market in Israel, and as a result, also on Shufersal’s revenues and profitability, due to the intensification of competition and due to changes in the consumption habits of its customers. Likewise, the cost of living issue may affect Shufersal’s business results, due to the considerable pressure from consumers which is being applied on Shufersal to reduce the prices of the products which it sells, and the increasing competition from the discount chains, which are expanding their operations. Deceleration in the Israeli economy may negatively impact Clal's business, particularly in the long term savings segment. Additionally, as a result of the aforementioned deceleration, the risk associated with the exposure of Clal to entities in Israel through its investments may increase due to the deterioration of Israel's political and economic situation.

IDBD and its subsidiaries are exposed to capital market and finance risks.

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

Changes to Proper Banking Management Directives, changes to the list of entities and corporations which are associated, jointly with IDBD, under the same group of borrowers, and the balance of their debt to banks in Israel, as well as changes in equity of the banks themselves, may restrict the ability of the banking system in Israel to provide credit to IDBD and its subsidiaries. However, since 2013 and until the publication date of this report, a decrease has occurred in the scope of credit used from the banking system in Israel for the group of borrowers which includes IDBD due, among other reasons, to changes of control of certain subidiaries.

The legislation and regulation which apply to the investments of institutional entities, including the implementation of the provision of credit to business groups, may have an impact on the possibilities to raise capital from institutional entities, and on the conditions of its raising.

IDBD holds assets and manages its business affairs in Israel. Therefore, almost all of IDBD’s assets, liabilities, income and expenses are in NIS. IDBD’s financing income and expenses are also subject to volatility due to changes in interest rates on loans from banks and deposits which were deposited in banks. IDBD’s policy regarding the management of market risks, certain sibsidiaries used, in 2016, derivative financial instruments with the aim of adjusting, where possible, the linkage bases of its financial assets and liabilities (hedging transactions). However, an increase of the rate at which we finance our operations or the lack of financing at acceptable terms, may have an adverse effect on IDBD’s results of operations.

Lastly, developments and shocks in the state of the economy, as stated above, may have negative effects on the business results of IDBD and its subsidiaries, on their liquidity, the value of their assets, results of operations, their credit rating, their ability to distribute dividends, and their ability to raise financing for its operations at acceptable terms, insofar as it will be required to do so, and also on their financing terms.

In addition, the prices of assets and returns in capital markets in Israel and around the world have a very significant impact on the business results of Clal. The amount of management fees (fixed or variable) charged by Clal may be reduced as the value of managed assets decreases, both as a result of the negative returns, and as a result of the decrease in the value of deposits or accruals.

Risks relating to our business in Israel

IDBD and its subsidiaries are exposed to changes in permits and licenses.

IDBD and some of its subsidiaries operate in accordance with approvals, permits or licenses which were granted to them by various authorities, such as the Commissioner of Capital Markets, the Ministry of Communication, the Ministry of Environmental Protection, and the Commissioner of Oil Affairsin the Ministry of National Infrastructures, Energy and Water. A breach of the terms of these approvals, permits or licenses may lead to the imposition of penalties (including criminal) against the IDBD or the relevant subsidiaries, including fines and/orrevocation of such approvals, licenses or permits. Revocation of such approvals, permits or licenses may adversely affect such subsidiaries, whose operations are dependent upon them (such as Clal and Cellcom). Some of the aforementioned licenses are subject to an expiration date, and are renewable from time to time, in accordance with their terms and the provisions of the law. There is no certainty that the aforementioned licenses will be renewed in the future and/or under conditions acceptable for IDBD. Non-renewal of a permit or license, as stated above, and/or the directives of regulators in segments in which subsidiaries of IDBD operate, may have an adverse effect on the business position, capital, cash flows and profitability of the relevant company which holds the aforementioned permit or license, and accordingly, on the results of operations of IDBD.

Class actions on consumer issues and environmental protection issues may have an impact on IDBD and its subsidiaries.

Subsidiaries of IDBD, primarily including Cellcom, Shufersal and Clal, may be subject, from time to time, to class actions on consumer issues and on environmental issues (including in connection with non-ionizing radiation from mobile devices, air emissions, and water, noise and odor pollution), in material amounts, which are sometimes even higher than their equity, and must defend themselves against them at significant cost, even if such claims are unfounded from the outset.

The provision of the Antitrust Law may affect IDBD operations.

IDBD is subject to, inter alia, the provisions of the Restrictive Trade Practices Law, with respect to its transactions or transactions of its subsidiaries, which constitute a merger and/or which include restrictive arrangements, as these terms are defined in the aforementioned law.

IDBD and its subsidiaries may face environmental risks.

Some of the subsidiaries which are held by IDBD are subject to various requirements from different authorities which oversee environmental protection. In recent years, there is an ongoing trend of increased regulatory requirements with respect to the environment, health and agriculture, in Israel and around the world, which has and may cause an increase in the costs of the companies in the aforementioned segments. Changes in the policy of those supervising authorities, new regulation or enhanced requirements to comply with these regulations may affect the profitability of the relevant subsidiaries, and in turn, the profitability of IDBD.

If debenture holders decide to iniciate actions IDBD activities may be affected.

The trustee for the debenture holders (Series I) of IDBD (the “Trustee”) raised, in early 2016 (including within the framework of legal proceedings in amendment of the debt settlement in IDB Holding Corporations Ltd. (“IDBH”)) assertions regarding IDBD being insolvency, and the debenture holders (Series I) also decided to appoint a representation for that series. In June 2016, the trustee filed with the District Court of Tel Aviv-Yafo (the “Court”) a motion to order the liquidation of IDBD, and a motion to order the appointment of a provisional liquidator (the “Motion To Appoint A Provisional Liquidator”). On July 18, 2016, the Court issued a ruling, in which the Court accepted the consensus motion which was filed by the trustee to strike the motion to liquidate. The initiation of legal actions against IDBD by its debenture holders may harm the ability of IDBD to continue repaying its debts in accordance with their current amortization schedules, and may also lead to a demand for the immediate repayment of future liabilities (primarily to lending corporations).

IDBD is exposed to changes in cash flows from subsidiaries.

IDBD is a holding company and, as such, relies on the dividends from it subsidiaries. In recent years, the cash flows of IDBD have primarily been used to repay debt (principal and interest payments). In recent years, the amount of dividends distributed by the subsidiaries of IDBD has decreased significantly, as a result of changes in the operating results, in regulation, in profitability (including a decrease in the balance of distributable earnings, or the existence of negative balances of profits). Changes which have occurred in connection with Clal, including capital requirements from insurers which are held by it, and the appointment of a trustee has affected, and may continue to adversely affect the dividend flows from Clal. We have not received a dividend from Clal in the last four years. DIC distributed a dividend recently, but that was a relatively extraordinary event, after more than two years during which dividends were not distributed by DIC.

A decrease of the cash flows from the subsidiaries may adversely affect the cash flows of IDBD, and its business activities.

IDBD and some of its subsidiaries may be affected by restrictions on the sale of assets, including shares in subsidiaries.

IDBD and some of its subsidiaries are subject to legal and contractual restrictions, including those which are included in permits and licenses, which may restrict the possibility of selling and transferring IDBD’s equity interest in its subsidiaries, or the possibility of pledging such interests (including due to restrictions on the realization of such pledges) by IDBD or by its subsidiaries. For example, the sale by IDBd of control over Clal may be subject to the purchaser receiving a consent from the Insurance Commissioner, IDB is restricted from pledging more than 5% of the shares of Clal without an approval from the Insurance Commissioner and the sale of shares of DIC representing more than 10% equity interest in Cellcom requires an approval from the Ministry of Communications.

IDBD and some of its subsidiaries may be affected by restrictions on the performance of investments and continued investment in existing companies.

IDBD and some of its subsidiaries may be restricted from making new investments in ceretain areas in certain areas or the increase of its investments in subsidiaries. IDBD and some of its subsidiaries are also subject to restrictions in accordance with the law or in accordance with the provisions of various regulatory entities with respect to their business activities, in Israel and abroad. These restrictions may limit the possibility of IDBD to take advantage of business opportunities for new investments, or to increase or realize existing investments, and thus, may affect IDBD’s results of operations.

IDBD and some of its subsidiaries may be affected by changes in legal proceedings in the field of companies laws and securities laws.

In recent years, an increasing trend has taken place in the filing of class actions and derivative claims in the field of companies laws and securities laws. In consideration of the above, and of the financial position of IDBD and the Group’s holding structure, claims in material amounts may be filed against IDBD, including in connection with its financial position and cash flows, issuances which it performs, and transactions which were performed or which were not completed, including in connection with assertions and claims by the Company’s controlling shareholders.

Changes in controlling shareholder status may impact DIC’s results of operations.

The intention of financial institutions to reduce their credit exposure to corporations in the IDB Group, may have an adverse impact on the ratings given for DIC’s debentures and/or may impose difficulties on DIC’s ability to raise capital and/or to refinance its debts, if it is interested in doing so (and/or may worsen the refinancing terms with respect to such debt). As of the publication date of the report, DIC is unable to estimate the full impact of the results of the aforementioned proceedings and events on DIC.

DIC may be affected by cash requirements, reliance on cash flows of subsidiaries and liquidity.

The cash flows of DIC are used to repay debt (principal and interest payments), to finance general and administrative expenses, to make investments, and, if relevant, to distribute dividends as well. One of the main sources for DIC’s current cash flows includes dividends distributed by its subsidiaries (if and insofar as any are distributed). An additional source for DIC’s cash flows is the sale of assets, including the sale of equity interests in subsidiaries. Changes in the amount of dividends and/or in the value of asset realizations accordingly affects DIC’s cash flows.

The state of capital markets in Israel and around the world (which affects, inter alia, the value of DIC’s investments), the financial ratios of DIC, the decline in the value of its main holdings, and the returns at which DIC’s debentures are traded, may have an adverse effect on the rating of DIC’s debentures and/or may impair DIC’s ability to raise capital and/or to refinance its debts, if it wishes to do so (and/or may worsen the refinancing terms with respect to such debt).

DIC and/or its subsidiaries may be affected by changes in financial institutions which hold cash deposits and financial assets.

Cash deposits and material financial assets of DIC or of its subsidiaries (including listed shares of their subsidiaries) are held on their behalf by financial institutions and brokers. DIC and its subsidiaries, as stated above, are exposed to the risk of losses in connection with these assets, in certain cases involving a deterioration in the financial stability of those financial institutions and brokers.

Cellcom is exposed to an aggressive competition.

The communication market is characterized by significant competition in many of its segments, including mobile communication and internet provider services. The current level of competition in all markets in which Cellcom is active, including the market for the sale of end user devices and the offering of aggressive price plans by Cellcom’s competitors, is expected to continue. The materialization of any one of the developments described below will result in a significantly adverse impact on Cellcom’s profitability, and, thus, in its ability to pay dividends to IDBD:

(a) Difficulties or non-execution of the network sharing and hosting agreement with Electra, which came into force as of the beginning of the second quarter of 2017, or any other development which will result in loss of income from Golan, and an inability for Cellcom to compensate for the foregoing, for example, in case of Golan’s insolvency, or increased efforts by the other competitors on the market to recruit Golan’s customers;

(b) Tariffs remaining at their current rates, or an additional decrease in rates, including as part of a package of services;

(c) An ineffective wholesale market for landline communication, including due to the effective exclusion of Hot infrastructure, the effective exclusion of telephone services from the wholesale market, the offering of services not in accordance with the criteria of the wholesale market, without implementation of enforcement measures by the Ministry of Communication, or the pricing thereof in a manner which could negatively affect Cellcom’s ability to offer competitive services packages, and to compete against Bezeq and Hot (due to their dominant status in the landline communication market), particularly if the structural separation which applies to the Bezeq and Hot groups is canceled before the creation of an effective landline wholesale market;

(d) Cancellation or easement of the structural separation which applies to the Bezeq and Hot groups;

(e) The entry of new competitors into markets in which Cellcom is engaged, or the entry of existing competitors into segments in which they were not previously active, or were partially active;

(f) Distribution or acquisition of a landline infrastructure by one of Cellcom’s competing companies, which does not own such infrastructure, or collaboration of a competitor company with an operator which has such infrastructure, if Cellcom does not distribute or acquire such infrastructure, or enter into a collaboration with an operator which holds such infrastructure;

(g) Regulatory changes which facilitate the transition of customers between operators; or

(h) Continued increased competition in the end user equipment market, and the entry of additional competitors into the end user equipment market and/or legislation or new judicial decisions which may restrict Cellcom’s activities in the end user equipment sale market, and adversely affect its income or profitability.

Changes in legislation and significant regulatory intervention may have an impact on Cellcom activities.

Cellcom develops its activity in a highly regulated market and relies on a license issued by the Ministry of Communications of Israel to operate its business. Such License has to be renewed every six years and may be amended without Cellcom’s consent. See “Item 4. Business – Regulation – Telecommunications.” Other changes in legislation and the extent of such regulatory changes may have adverse effects on Cellcom’s activities, including but not limited to:

(a)
cancellation or easement of the structural separation obligation which applies to Bezeq and Hot, particularly if such cancellation or easement is given before the creation of an effective wholesale market in the landline communication market;

(b)
competition-encouraging tariffs;

(c)
the provision of easements and benefits to competitors, over Cellcom;

(d)
granting permissions for other operators to provide services to Cellcom subscribers which were previously provided only by Cellcom;

(e)
non-renewal of Cellcom’s licenses and/or frequencies, or restriction of their use, and non-allocation of additional frequencies, if required;

(f)
the establishment of additional requirements for the provision of easements to competitors with respect to safety or health, including with respect to the construction and operation of base sites;

(g)
the establishment of additional restrictions or requirements regarding the provision of services and products and/or intervention in their terms of marketing, advertising and provision, including regarding existing agreements;

(h)
the establishment of a higher standard of service;

(i)
 the establishment of a more stringent policy with respect to protection privacy; or

(j)
the imposition of regulations on Cellcom’s television over internet service, the establishment of non-beneficial conditions for the use of DTT broadcasts, or the imposition of such non-beneficial conditions on Cellcom and not on other operators of the television over internet service.

Regulatory developments also affect the risk factors of tariff oversight, licensing of sites and the indemnification obligation, non-ionizing radiation and dependence on licenses.

Cellcom may face difficulties in obtaining approvals related to the construction and operation of certain infrastructure.

Cellcom (and its competitors) encounters difficulties in obtaining some of the required approvals for the construction and operation of base sites, and particularly in obtaining the building permits from the various planning authorities. Cellcom’s ability to maintain the quality of its mobile services is partially based on Cellcom’s ability to build base sites. The difficulties encountered by Cellcom in obtaining the required permits and approvals may adversely affect the currently existing infrastructure, and the continued development of its mobile network. Additionally, the inability to obtain these approvals on time nay also prevent achievement of the mobile service quality targets which were determined in Cellcom’s mobile license, may result in loss of customers, and may adversely affect its business results, which, in turn, may adversely affect IDBD’s results of operations.

Cellcom provides communication services in accordance with licenses which were given by the Ministry of Communication, which are subject to changes by such Ministry, including changes that may negatively affect Cellcom’s interests and operations. A breach of the terms of the licenses may result in the cancellation of the licenses. Tha inability to function as it currently does or the imposition of fines may adversely affect Cellcom’s operation which, in turn, may affect IDBD’s operating results. and, as a result, in Cellcom’s inability to continue operating in each of the fields of communication in which it operates by virtue of the aforementioned licenses. Also, a breach of the provisions of the licenses may result in the imposition of significant financial sanctions on Cellcom.

If the public’s concern with respect to non-ionizing radiation increases, that may have a significantly adverse impact on Cellcom.

Non-ionizing radiation is emitted from two sources: end user equipment and mobile sites of various kinds. The construction and operation of base sites is conditional upon the receipt of a construction permit and an operation permit from the Radiation Commissioner.

If it is determined or perceived that there are health risks connected to non-ionizing radiation, or that the radiation standards in the sites or in the end user equipment are being exceeded, or a court rules against Cellcom or against another mobile operator, or if a settlementis reached in a claim which pertains to health damages derived from radiation, claims of various types for damages with respect to property damage and physical injury of significant scopes may increase, regulation in the construction, operation and rentalof sites, decrease in income as a result of a decrease in the use of mobile communication, and realization of letters of indemnity which were deposited with planning institutions in connection with section 197 of the Planning and Construction Law. Cellcom has no insurance coverage for such cases. The increase in litigation or a reduction in our revenues may have an adverse effect on Cellcom’s and IDBD’s operating results.

Cellcom depends significantly on technology and technological improvements which require investments in order to maintain competitive.

The communication market is characterized by rapid and significant changes in technology, requiring investment in advanced technologies in order to stay competitive.

The increase in the consumption of internet and content provider services through advanced mobile end user equipment has resulted in increased data communication volumes on mobile networks, and is expected to continue growing rapidly. The transition of subscribers to unlimited packages has significantly contributed to the increasing demand for data transmission on Cellcom’s network, as well as text messages and calls. In order to meet the increasing demand for data communication, Cellcom is required to upgrade its transmission network, and also to continue investing in its 4G network, which will allow greater capacity and faster data transfer. Additionally, in order to provide provider performance on the 4G network, Cellcom makes use of additional frequencies on the Cellcom network, beyond those which were allocated to it in the 4G frequencies auctions.

Cellcom’s activities are dependent upon several complex information systems and technologies. Additionally, Cellcom’s array of packages including mobile and landline services has increased the number of information systems and complex technological systems which are involved in the provision of service to Cellcom customers. Malfunctions in the constantly changing and expanding complex systems are unavoidable. A malfunction in any one of Cellcom’s systems which adversely affects its ability to provide services and products to its customers, or to charge for them, may result in loss of income for Cellcom, and may adversely affect the perception of Cellcom’s brand, and could expose Cellcom to claims. Additionally, Cellcom is in the process of implementing a shared customer service system for the mobile segment and the landline segment, which may result in higher costs than expected, may require significant managerial attention, which could have been referred to routine management, and may also result in unexpected operational difficulties and failures, which may result in loss of income, legal claims and regulatory sanctions. All of the above may have an adverse effect on Cellcom’s results of operations.

Cellcom is exposed, to frequent cyber attacks. Additionally, unauthorized penetration to the information systems of Cellcom, or disruptions to their operation, including due to internet hacks (including in customer systems which are protected by information security products provided by Cellcom), may cause damages and losses to Cellcom and its customers, including due to the inability to provide certain services, or due to the provision of such services in a disrupted manner, which may lead to the inability to charge those services, loss of information of Cellcom or of customers, or malicious use of customer information. Cellcom has no insurance coverage for this type of claims and liabilities.

A decrease of Cellcom’s operating income and result due to higher costs vinculated to technological changes, malfunctions or cyberattacks may have an adverse effect on IDBD’s operating results.

Cellcom depends on the provision of services from other operators.

Cellcom’s roaming services are provided through foreign operators. Connecting to the other networks requires certain infrastructure and the ability to connect the networks between Cellcom and those operators. The absence of accessible or high-quality service may negatively affect Cellcom’s ability to compete in the market, and may affect its business results and, thus, IDBD’s operating results.

Cellcom may have to face emergency situations.

In emergency situations, the applicable laws and certain provisions of the mobile license confer upon the entities which are authorized by law to take steps as required to ensure state security and/or public peace, including, requiring Cellcom (as a mobile license holder) to provide service to the security forces, the recruitment of Cellcom’s engineering equipment and facilities, and even taking control of the system. Such measures may have an adverse effect on our assets and operating results.

Cellcom may be affected by its debt.

Cellcom has raised a significant amount of debt and it is highly leveraged. This situation increases Cellcom’s exposure to market changes, and makes it difficult to respond quickly to changes in the industry and in the competitive market conditions, including raising additional debt. As of June 30, 2017, Cellcom’s net debt amounts to approximately NIS 3,166 million (includes NIS 43 million which is attributed to accrued interest). A change for the worse in Cellcom’s results of operations, and any additional reduction of Cellcom’s rating and its debentures may adversely affect also the price and terms of Cellcom’s current debt, and the raising of additional debt. An increase of interest debt services may cause us to default and our obligations which may have an adverse effect on Cellcom and IDBD.

Cellcom dependens on certain suppliers.

Cellcom is dependent upon several suppliers which provide it with network equipment, end user equipment, content and content operation services, information systems and infrastructures. Cellcom’s business results may be adversely affected if any of those suppliers do not provide its support products and/or services at the required level of quality or on time, or in conditions which do not benefit Cellcom, or provides to Cellcom’s competitors preferable conditions, or if the suppliers do not succeed in creating successful or in-demand products or content, in the absence of an equivalent alternative. Thus, for example, Bezeq suffered from strikes and breaches of regulatory duties with respect to the provision of wholesale services in an egalitarian manner to those which are provided to its retail customers, or refused to offer services at all. Similar scenarios to the foregoing may occur in the future and adversely affect Cellcom.

Cellcom is subject to a dividend distribution policy.

If Cellcom does not comply with its dividend distribution policy, or if it distributed dividends at a rate lower than expected by the investors, this may result in an adverse impact on Cellcom’s share price. Furthermore, the aforementioned dividend policy may reduce Cellcom’s cash balances and adversely affect its ability to finance unexpected expenses in the future. As a result, Cellcom may be required to borrow additional funds or to issue additional shares in accordance with unattractive conditions which may dilute IDBD’s equity interest in Cellcom, or Cellcom may encounter difficulties in obtaining financing sources for these funds, which may affect its financial resultas..

Cellcom may not be successful with its investments in new lines of business.

Cellcom invested, and is expected to continue investing, in the development of new lines of business, with the aim of expanding and supplementing its services and its array of offered products, such as television over internet services, and a possible investment in a nationally distributed, broad scale cable infrastructure which Cellcom is considering. These efforts involve significant risks and uncertainties, including deviating managerial attention, loss of focus in sales and marketing efforts from core operations, absence of sufficient income to balance out the liabilities and expenses which are associated with the new investments, adverse effects on cash flows, particularly in business operations which require a long term investment and fixed amounts, such as with respect to the acquisition of content for the television over internet service, insufficient return on investment, regulatory changes which may impose additional unplanned liabilities, inability to effectively compete with the current competitors in the market or with new competitors entering the market, issues which were not identified in the evaluation of the aforementioned strategies and products, such as operational difficulties and significant investments which were insufficiently predicted, if at all. Such circumstances may also affect Cellcom’s ability to distribute dividends and, thus, adversely affects IDBD’s results of operations. These investments are risky by nature, and therefore, there is no certainty that the aforementioned strategies or products will be successful, and, if not, that they will not have a significantly adverse effect on Cellcom’s goodwill, financial position and results of operations. Additionally, its entry to new business operations, as stated above, may result in the intensification of the competitive pressures by the current suppliers of competing services over Cellcom’s core operations, in order to prevent its efforts to compete against them in the relevant market.

Employee unions may limit Cellcom’s operating activities.

The employee union may restrict Cellcom’s operating activities, including Cellcom’s possibility of implementing organizational and personnel changes, and may require significant managerial attention. Additionally, future disputes with representatives of the employee union, such as concerning the renewed fight over the collective agreement, may result in the initiation of organizational steps and in adverse effects on the services and on the customer service of Cellcom. Such measures may also cause changes, may fail to be implemented in a manner significantly different than planned, and as a result, may result in lower savings than planned, or in conficts with our employees.

An increase in construction costs may affect PBC results of operations.

Changes in the consumer price index and/or in the construction input price index may have an adverse effect on the construction price of new properties, and indirectly on the results of operations of PBC. Additionally, the economic situation of the executing contractors in Israel may have an effect on PBC, due to the decrease in the supply of contractors, the increase in construction costs, and the extension of timetables for the construction of projects. An increase of the construction costs may affect our operating margins and profitability, and thus have a negative effect on PBX’s results of operations.

PBC results of operations may be affected by the increase of the supply of rental areas.

A significant decrease in the growth rate in the Israeli economy, and a significant increase in the surplus supply of rental areas, due to the construction of additional office and commercial areas which may cause a decrease in the rental prices, and may affect the income of PBC from revenue-generating properties.

PBC’s operational activities depends on availability of raw materials and workforce.

An ongoing delay or shortage in raw materials or skilled construction workers may affect the ability of the prime contractors with whom PBC engages to meet the original timetables for the completion of the PBC’s projects, and the cost of the works which are paid by PBC. Intensification of the shortage of workforce in the construction segment in general, and of the foreign workers in the construction segment in particular, also affect wages in the construction segment, which may affect construction costs and timetables for the completion of projects. The cost of salary also affects the operations of PBC, such as security and cleaning works, by changes in the minimum wage in the market, and to collective agreements which apply to the aforementioned activities.

PBC is exposed to changes in legislation and standardization.

Changes in permits, regulations, restrictions and government oversight, such as changes in municipal tax laws in areas where PBC properties are located, may increase costs and negatively affect the operations and results of PBC. The activities of PBC in the residential segment may also be affected by regulatory changes in connection with the marketing of apartments and lands, and in taxation in connection therewith. Higher taxes on costs related to the compliance with new regulations may adversely affect PBC’s results.

PBC is exposed to changes in securities prices.

PBC is exposed volatility in the prices of securities (primarily debentures) on the stock exchange, with respect to the investment of some of its cash surplus in such securities.

PBC is exposed to foreign currency fluctuations.

The activities of PBC in Israel are not directly affected by fluctuations in the US$:NIS exchange rate, due to the fact that the rent charged by PBC from its customers, and the loans which it has raised, are linked to the consumer price index. However, PCB has foreign currency risk due to its foreign investing activities, the financing used in connection therewith, and the operating cost related to those investments. Additionally, in light of the fact that some of the customers of PBC in Israel are international companies, which managed their activities in US$, in case of a decrease in the exchange rate, rent becomes more expensive relative to the US$, and therefore, there is pressure on international lessees to reduce the NIS rent accordingly. In addition, an increase in the rent we charge may cause some clients to terminate their agreements and, thus, affect our results. Therefore, a decrease in the rent we charge or the decrease of occupancy of our buildings may negatively affect our results of operations.

Important changes in interest rate risks may affect the value of PBC’s properties.

Extreme changes in interest rate risks in Israel and abroad may affect the value of PBC’s properties. The higher the interest rates increase, the higher the required return on the properties, and the lower the value of the property as a result, and vice versa.

PBC may have to face difficulties in financing and raising capital.

Developments in the financial crisis in Israel and around the world may negatively affect the possibilities of PBC to raise funding for additional investments. Additionally, restrictions on the maximum scope of credit which the commercial banks in Israel are entitled to provide to each of the member companies of the IDB Group as a “single borrower,” including PBC and the other member companies of PBC, may affect the ability of PBC to receive financing from financial institutions, or the scope thereof. Additionally, PBC may be affected by specific restrictions which could affect the banks’ ability to provide financing to the real estate segment, such as stringent requirements regarding capital adequacy and restrictions regarding branch-specific exposure.

Shufersal on key suppliers.

Shufersal business depends on the provision of certain products by key providers. There is no certainty that these key suppliers, or other large suppliers, will continue to provide their products or maintain the terms at which we acquire them, or that they will not significantly change their pricing policies, or encounter difficulties in the provision of products to Shufersal. In such cases, we may not continue to offer our products in the current terms or provide them at all, therefore Shufersal’s business affairs, financial position and results of operations may be negatively affected.

Shufersal may have to affront risks related to approvals and licenses.

The operation of branches in the Shufersal chain, acquisition of new branches, and Shufersal’s operations with respect to land development, require obtaining approvals and licenses from governmental entities. Some of the branches in the Shufersal chain require licenses or approvals which have not yet been obtained, or whose validity has expired, and require renewal. If Shufersal is unsuccessful in obtaining or renewing such approvals or licenses, including those related to its main branches, Shufersal may be required to close those branches, or to take corrective actions with respect to such branches or real estate developments. The inabillity to open new shops or maintain our main branches may have a negative effect on our operations.

Shufersal may have to face risks related to changes in regulation.

Shufersal is subject to legislation with respect to business and sanitation, as well as new consumer legislation which confers extensive authorities upon the Israel Consumer Protection and Fair Trade Authority, consumer legislation, price regulation and the minimum wage legislation. Changes in such regulations may adversely affect the business affairs of Shufersal, its financial position and its results of operations. It is noted that an increase in the minimum wage may result in adverse effects to the financial results of Shufersal, including its profitability. Additionally, the Commissioner’s determinations regarding the rules for conduct between the large marketing chains, of which Shufersal is one, and dominant suppliers in the good segment, including by virtue of the provisions of the Food Law, and regarding the merger of Shufersal with Clubmarket, may adversely affect Shufersal’s business affairs, financial position and results of operations.

Shufersal may be affected by the competition.

The retail business in Israel is highly competitive. Shufersal closely monitors the developments in the Israel retail sector, and adjusts its operations, if and insofar as is required, in accordance with those developments. Shufersal is dealing with the competition in this sector, by continuing the implementation of its business plan. Competitive pressures, including the responses of competitors and of the market to Shufersal’s strategy and the manner of its implementation, may result in adverse effects to Shufersal’s ability to deal with the foregoing, and may lead to the reduction of prices, lower margins, and the loss of market share in a manner which may have an adverse effect on Shufersal’s business affairs, financial position and results of operations.

Shufersal may have to face risks associated with changes of real estate.

Shufersal owns, wholly or partially, several shopping malls and commercial centers, in which its branches constitutes anchor stores, as well as additional areas which are used by Shufersal branches. The ownerships of these properties is exposed to risks associated with real estate properties, such as adverse changes in the state of the local economy, excess of supply, decreased demand, adverse regional real estate markets, and lower occupancy rates, rent, and revenues, and changes in the value of the properties. Such events may have an adverse effect on Shufersal’s operations and financial position. In addition, a failure by Shufersal to recruit or maintain tenants to occupy its properties in general, and tenants of large properties in particular, may have an adverse effect on Shufersal’s real estate business activities.

Additionally, an ongoing recession, if any, due to an economic downturn or crisis, may cause an increase of vacancy of the rented properties and/or a reduction in rent we charge for those properties.

Shufersal is subject to risks related to product liability and production quality.

Shufersal, through a wholly owned subsidiary, operates three production plants, and accordingly, Shufersal is subject to risks related to themanufacturing of food products. A significant defect in those products or in itd designmay adversely affect Shufersal’s business affairs, financial position and results of operations.

Shufersal markets different products, including drugs, food products and hygiene products, which have a particular impact on the health of our customers. Many laws and regulations grant the rights and causes of actions to an injured party or a group of injured parties whichsuffered any damage due to a defective product which is assembled, stored, marketed or sold by Shufersal. Although Shufersal is insured against risks with respect to the aforementioned product liability, if damage is caused to a consumer and/or to a group of consumers as a result of such products, Shufersal may be liable for such damage in a manner which could have an adverse effect on Shufersal’s business affairs, financial position and results of operations.

If Shufersal is unable to make use of its logistical centers, for any reason whatsoever, its ability to distribute its products to its branches may be impaired.

According to Shufersal’s estimate, it will be able to prepare for direct distribution of the majority of its products to all of its stores within a reasonable period of time, and in accordance with the ability of suppliers to supply the products directly to the stores. In light of Shufersal’s insurance coverage, Shufersal estimates that this matter will not significantly affect its results. Additionally, if physical damage is caused to the building of the logistical center where Shufersal management is located or to the aforementioned logistical centers, the matter may have a significantly adverse impact on Shufersal’s operations and results.

Shufersal may have risks related to the collective labor agreement.

Most of Shufersal’s employees are covered by collective labor agreement, and Shufersal cannot be certain that this agreement will be renewed, from time to time, or renegotiated in the same or familiar terms, or without involving any direct action by the union, such as a strike. If a dispute arises with employees which involves a strike or adverse effect to the activities of Shufersal or such events may have an adverse effect on Shufersal’s business affairs, financial position and results of operations. Additionally, any re-negotiation of collective agreements results in additional payroll expenses which may affect our profitability and result of operations.

A defect in a product of Shufersal’s brand may imply a fall in reputation.

Shufersal has a wide variety of branded food and beverage products which enjoy many years of reputation, as well as products under the private brand. Negative publicity to this reputation by means of various publications, or by other means, may affect our sales and adversely affect Shufersal’s profitability, regardless of the correctness of those publications. Additionally, a defect in a certain product may also affect the brand under which we sell that product, as well as the entire family of products which is marketed under the same brand. However, Shufersal endeavors to protect its brands and reputation, by strictly overseeing the quality of the raw materials which it uses in the manufacturing of the products, the production processes, the finished products and the advertising messages.

Shufersal is exposed to risks associated with the issuance of the voucher cards, including as regards fraud and theft.

Shufersal issues vouchers and electronic voucher cards for the acquisition of products in its stores and at other retailers with whom Shufersal has engaged for this purpose. Despite the fact that Shufersal has taken measures to reduce these risks, significant fraud may have an adverse effect on Shufersal’s business affairs, financial position and results of operations.

A failure in information processing and IT systems may adversely affect Shufersal’s operating activities.

Shufersal makes use of various information and IT systems. Shufersal’s central information systems (and their backup systems) are located in and around the logistical centers which are used to manage its distribution network. Shufersal takes various steps in order to ensure the functionality and reliability of the various information and IT systems, including by securing and backing up the information. However, a collapse of the information and IT systems may have an adverse effect on Shufersal’s operating activities. Shufersal makes use of systems and computer programs, some in accordance with licenses which it has acquired. A significant part of the aforementioned licenses are not restricted by time. However, Shufersal engages with the license holders in agreements for the receipt of service and support for the aforementioned systems and programs, for periods of one year. Shufersal ensures to engage with suppliers with a solid reputation and financial stability. However, if such suppliers are unable to continue providing Shufersal with their services, Shufersal will be forced to engage with other suppliers, which may have an adverse effect on ourprocesseswhich may have an andverse effect on our results.

Shufersal may face restrictions of the Bank of Israel regarding a “single borrower” and a “group of borrowers.

Shufersal is considered as belonging to a “group of borrowers,” as part of the IDB Group. As of the reporting date, the balance of bank credit of Shufersal and its subsidiaries is insignificant.

Shufersal may be limited by the Anti-trust law in case it pursues any future operations in the food retail segment.

Shufersal achieved a significant part of its past growth by acquiring various retail operations. Future acquisitions of various operations in the food retail segment by Shufersal may require approval of the Antitrust Authority, which may not be granted or under terms favorable to Shufersal. As of the reporting date, taking into consideration of the structure of the retail market, the restrictions which are imposed on Shufersal by law, and the provisions of the Food Law we estimate that Shufersal may not be able to acquire material entity in the retail segment.

Important variations in interest rates may affect the value of Clal.

One of the primary exposure of Clal is to interest rate decreases, since the average lifetime of its liabilities is significantly longer than the average lifetime of the assets. Clal invests its assets in different securities and such return of investments is subject to the variations of the interest rates. Therefore our capacity and results depend,in part, on the return o our investments. In the current interest rate environment, the Clal is also exposed, from an accounting perspective, to losses in certain scenarios involving an interest rate decrease due to the impact of such changes on the discount rates that are used in the calculation of the reserves for pension, and in the liability adequacy test (“LAT”) and in a scope which may exceed the capital gains which will be created in that scenario with respect to interest-sensitive assets.

Clal may have to face risks related to inflation.

Clal is exposed to an increase in the inflation rate, due to the fact that the majority of insurance liabilities of Clal are adjusted on a quarterly basis in accordance with the inflation rate, while the assets held against them are not necessarily CPI-linked. Our results depend on our revenues and return of invetments, so, in a high inflation environment our assets may not generate enough return to cover the CPI- adjusted liabilities.

Other assets price risk.

Some of the assets of Clal and some of the assets managed for others are invested in alternative investments, which include investments in real estate and in real estate funds, investment funds, non-marketable stocks and additional investment instruments which are exposed changes in their value.

International economic slowdown and price declines in capital markets may affect Clal’s operating activities.

Clal invests in financial assets in international capital markets, and in other foreign assets. Therefore, a price decline due to a global or regional crisis or slowdown may affect our investment portfolio and the return of such investments.

Clal may face credit risks.

Clal is exposed to the possibility of financial loss as a result of the insolvency of borrowers and other debtors (through financial assets in the assets portfolio, through activities involving policies in accordance with the Sales Law, and credit insurance) with respect to its investments in debt instruments. Additionally, an increase in insolvency of businesses in Israel may also increase the amounts of claims of the directors’ and officers’ liability insurance sector in which Clal operates, and the scope of employers’ debts with respect to the non-transfer of payments for pension insurance with respect to their employees. In its portfolio of assets, Clal is exposed to the various market sectors, of which the main ones are the banking and financial industries, the real estate in Israel sector, and the infrastructure and energy sector. A decline in activity, slow downs or crisis in such sectors may have a negative impact on our investments and, thus, on the results of our operations.

Clal may face insurance risks.

Clal is primarily exposed to the occurrence of more events or to greater severity of events covered by its policies, as compared with the actuarial assumptions, or an accumulation of damages due to a catastrophic event, which may cause liabilities higher than our reserves and provisions. Loss reserves are established such that the provisionfor losses and benefits represents an amount that is believed to be greater than the mathematically expected amount that will be required to ultimately settle all claims incurred in a certain period of time. As such the provision makes allowance for identified sensitivities underlying the reserve estimates. These estimates are based on actuarial and statistical projections, at a given time, of facts and circumstances known at that time and estimates of trends in loss severity and other variable factors, including new concepts of liability or other changes in legal precedents and general economic conditions.

A decrease on the portfolio level may imply a risk for Clal.

The rates of cancellation, freezing and transfers constitute a significant assumption in the life and health insurance businesses, due to the fact that the profitability in this segment is based on a margin in premiums, and on the collection of management fees throughout the lifetime of the policy. The cancellation of policies also leads to the write-off of deferred acquisition costs with respect to those policies. Likewise, stability of reinsurers also means a risk for Clal. Clal transfers some of their business risk with reinsurance, mostly through foreign reinsurers. However, the reinsurance does not release the direct insurers from their obligation towards their policyholders according to the insurance policies. Such reinsurers may become financially unable or unwilling to honour their commitments by the time they are called upon to pay amounts due, which may not occur for many years. In addition, reinsurance may prove inadequate to protect against losses or may become unavailable in the future at commercially reasonable rates.

Clal may affront claims due to catastrophes.

Clal may be subject to a sudden increase in claims due to a single large impact event (catastrophe) witha large scope of damages,such as an earthquake. Clal is exposed to other catastrophic events such as war and terrorism risks in Israel.

Changes in legislation and regulation may affect Clal.

Clal is an insurance company and, as such, develops its business in a highly regulated industry and is exposed to continuing changes in legislation and regulation pertaining to its operating segments. In particular, some of the regulatory changes which were recently performed and which are proposed, some as non-final drafts, may have an adverse effect on Clal’s business model. Additionally, changes in legislation and regulation, including circulars, determinations in principle, position papers and provisions which the Commissioner of Capital Markets is authorized to impose in connection with changes to policy terms, including tariffs which may affect Clal, including to products which were sold in the past, both by way of retroactive application and due to their effect on the interpretation of agreements which were signed in the past, may have an adverse effect on Clal’s business.

Significant operations in Clal are subject to detailed and complex regulation.

In particular, the insurance and long term savings activities are subject to regulatory directives which change from time to time, with respect to products which were sold over many years, and which have long insurance coverage periods and/or savings periods.

The institutional entities in Clal are exposed to the risk of decline below the minimum capital required, which may result in the initiation of regulatory actions against them. Clal is subject to restrictions and conditions by virtue of control permits for the institutional entities which are under its control, including the capital maintenance requirement.

Clal may face liquidity risks.

Clal may face liquidity challenges due to the uncertainty associated with the date in which Clal will be required to pay claims and other benefits to policyholders and to other beneficiaries, relative to the total amount of reserves which are available for this purpose at that time. Loss reserves are established based on certain assumptions and actuarial calculations. An increase of claims, lower return on investments or the inability to sell our investments on time or at attractive prices may cause our claims to be in excess of our loss reserves. Liquidity risk may increase upon the materialization of a significant catastrophic event.

Clal may have to face risks related to model, risk and underwriting risk.

Clal is exposed, in its insurance activities, to the risk of the selection of a wrong model for pricing, for the estimation of insurance liabilities, to risk of the use of incorrect parameters in models, and to risk of the use of incorrect pricing as a result of deficiencies in the underwriting process.

Clal is exposed to operational risks.

Risk of loss due to inadequacy or failure of internal processes, people and systems, or due to external events. In light of the scope of activities of Clal, and despite the actions taken by it to identify the risks and to establish appropriate controls, the scope of its exposure to the operational risks of the type specified above is significant.

Clal depends significantly on technology and technological changes may imply investments in order to maintain competitive.

A significant part of the activities of Clal relies on different information systems. The absence of sufficient infrastructure and/or deficiencies and/or failures in the computerized information systems may cause significant adverse effects to Clal operations. A disruption of operations may have significant operating and financial losses.

The activities of Clal depends of external suppliers, and any change on them may imply a risk for Clal.

As part of its activities, Clal engages in agreements with various suppliers and service providers. Clal is exposed to the risk of harm to its reputation and profitability as a result of harm to the service quality which is provided to it and to its customers, as well as risks associated with difficulty in finding an alternative provider, if necessary.

The non-binding offer for Clal shares may have a negative impact on its market price and, consequently, on our results of operations.

On May 2017, IDBD agreed to the sale of 5% of Clal’s shares jointly with a swap transaction. Accordingly, such shares were sold on May 4, 2017, free from any encumbrance, for a price of NIS59.86 per share (i.e., for an aggregate amount of approximately NIS166 million, equivalent to approximately US$697 million at the exchange rate prevailing on such date).

Under the terms of the swap agreement, IDBD retains the main risks and benefits of all of Clal’s shares; for such reason, as of June 2017 all of Clal’s shares were recorded as a financial assets held for sale, and a liability of Ps.783 million was recorded. The valuation of such shares as of June 30, 2017, is Ps.8,564 million and a gain of Ps.2,513 million has been recorded under net financial results for this fiscal year as a result of the increase in the fair value of these shares.

Following instructions imparted by Israel’s Capital Market, Insurance and Savings Commission to the Trustee regarding the guidelines for selling Clal’s shares, on August 2017, IDBD sold 5% of its equity interest in Clal by way of a swap transaction, pursuant to terms identical to those applied to the swap transaction made and reported to the market on May 2017. The consideration for the transaction was an amount of approximately NIS 164 million. Upon completion of the transaction, IDBD’s equity interest in Clal was reduced from 49.9% to 44.9% of its stock capital.

On September 2017, IDBD’s Board of Directors approved entering into a non-binding offer with Huabang Financial Holdings Limited for the sale of its entire equity interest in Clal, representing 44.9% of its stock capital. The transaction is subject to a due diligence process, to be conducted by the purchaser for a term of 60 days after the execution of a memorandum of understanding, and the execution of a binding agreement among the parties, among other requirements. Moreover, the consummation of the transaction is subject to the approval of Israel’s Capital Market, Insurance and Savings Commission reporting to the Israeli Ministry of Finance. For more information, see “Recent development – Operations Center in Israel – Sale of Interest in Clal.” On September 5, 2017 it was announced that Clal had made an erroneous calculation of the amounts standing to the credit of the plaintiff and the members of the class in profit-sharing policies, and regarding the filing of a settlement in the action and a motion to approve it, the Company gave an update that Clal reported, since the Attorney- General did not file any opposition, the Tel Aviv District Labor Law Court approved the settlement between the parties.

The request to sell the shares of CLAL in 5% tranches and the non-binding offer could cause a negative impact on the market price. A decrease in the market price of Clal’s shares would cause an immediate effect in our income statements and financial results.

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

The GDSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. Cresud, which as of June 30, 2017, owned approximately 63.38% of our common shares (or approximately 366.788.251 common shares which may be exchanged for an aggregate of 36.678.825 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and GDSs.

If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

We may issue additional shares of our common stock for financing future acquisitions or new projects or for other general corporate purposes. Any such issuance could result in a dilution of your ownership stake and/or the perception of any such issuances could have an adverse impact on the market price of the GDSs.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States

There is less publicly available information about the issuers of securities listed on the Argentine stock exchanges than information publicly available about domestic issuers of listed securities in the United States and certain other countries.

Although the GDSs are listed on the NYSE, as a foreign private issuer we are able to rely on home country governance requirements rather than relying on the NYSE corporate governance requirements. See “Item 16G. Corporate Governance—Compliance with NYSE listing Standards on Corporate Governance.” Additionally, as a foreign private issuer, we are exempt from certain rules under the Exchange Act including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders companies that are not foreign private issuers.

Investors may not be able to effect service of process within the U.S., limiting their recovery of any foreign judgment.

We are a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers, are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, Zang, Bergel & Viñes, that there is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a passive foreign investment company for United States federal income tax purposes, U.S. Holders of our common shares or GDSs would suffer negative consequences.

Based on the current and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or “PFIC” for United States federal income tax purposes for the taxable year ending June 30, 2017, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—Taxation—United States Taxation”) of our common shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for U.S.

Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or GDSs at a gain, as well as reporting requirements. See “Item 10. E—Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may affect the tax treatment of our common shares or GDSs.

On September 23, 2013, the Argentine income tax law was amended by the passage of Law No. 26,893. Under the amended law, the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries. There is an exemption for Argentine resident individuals if certain requirements are met; however, there is no such exemption for non-Argentine residents. See “Item 10. Additional Information—Taxation—Argentine Taxation.” However, as of the date hereof many aspects of the amended tax law remain unclear and, pursuant to certain announcements made by Argentine tax authorities, they are subject to further rulemaking and interpretation, which may adversely affect the tax treatment of our common shares and/or the GDSs. Also, the amended law had established an income tax at a rate of 10% in the distribution of dividends; however, this has been repealed by Law No. 27,260.

The income tax treatment of income derived from the sale of GDSs or exchanges of shares from the GDSs facility may not be uniform under the revised Argentine income tax law. The possibly varying treatment of source income could impact both Argentine resident holders as well as non-Argentine resident holders.

In addition, should a sale of GDSs be deemed to give rise to Argentine source income, as of the date of this annual report no regulations are in force regarding the mechanism for paying the Argentine capital gains tax when the sale exclusively involves non-Argentine parties, despite the fact that Law No. 27,260 further provides that in such case (i.e. both seller and buyer are non residents) the buyer is in charge of paying the tax.

In this connection, on July 20, 2017, General Resolution (AFIP) 4095-E suspended for 180 days the entry into force of General Resolution 4094-E by which, almost four years after Congress –by virtue of passing Law No 26,893- imposed a capital gains tax on the gains recognized by nonresidents on the sale of shares, quotas or other equity participations in Argentine companies as well as “other securities” of Argentine residents, the AFIP had implemented a payment mechanism for resident and nonresident buyers. The new resolution, currently suspended, was applicable to transactions that occurred on or after September 23, 2013.

Therefore, holders of our common shares, including in the form of GDSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences under their specific facts.

Holders of the GDS may be unable to exercise voting rights with respect to the common shares underlying their GDSs.

As a holder of GDS, we will not treat you as one of our shareholders and you will not have shareholder rights. The depositary will be the holder of the common shares underlying your GDSs and holders may exercise voting rights with respect to the common shares represented bythe GDSs only in accordance with the deposit agreement relating to the GDSs. There are no provisions under Argentine law or under our bylaws that limit the exercise by GDS holders of their voting rights through the depositary with respect to the underlying common shares. However, there are practical limitations on the ability of GDS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our common shares will receive notice of shareholders’ meetings through publication of a notice in the CNV’s website, an Official Gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. GDS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the GDS Depositary. If we ask the GDS Depositary to do so, the GDS Depositary will mail to holders of GDSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, GDS holders must then instruct the GDS Depositary as to voting the common shares represented by their GDSs. Under the deposit agreement, the GDS Depositary is not required to carry out any voting instructions unless it receives a legal opinion from us that the matters to be voted would not violate our by-laws or Argentine law.

We are not required to instruct our legal counsel to give that opinion. Due to these procedural steps involving the GDS Depositary, the process for exercising voting rights may take longer for GDS holders than for holders of common shares and common shares represented by GDSs may not be voted as you desire.

Under Argentine law, shareholder rights may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our by-laws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the States of Delaware or New York, or in other jurisdictions outside Argentina. In addition, your rights or the rights of holders of our common shares to protect your or their interests in connection with actions by our board of directors may be fewer and less well defined under Argentine corporate law than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets are not as highly regulated or supervised as the U.S. securities markets or markets in some other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, putting holders of our common shares and GDSs at a potential disadvantage.

Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the GDSs.

The Argentine government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that the Argentine government will not take measures in the future. In such a case, the GDS Depositary for the GDSs may hold the Pesos it cannot convert for the account of the GDS holders who have not been paid.

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

We may not pay any dividends.

In accordance with Argentine corporate law, we may pay dividends to shareholders out of net and realized profits, if any, as set forth in our Audited Financial Statements prepared in accordance with IFRS. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shareholders entitled to vote present at the meeting. As a result, we cannot assure you that we will be able to generate enough net and realized profits so as to pay dividends or that our shareholders will decide that dividends will be paid.

Our ability to pay dividends is limited by law and our by-laws.

In accordance with Argentine corporate law, we may pay dividends in Pesos out of retained earnings, if any, to the extent set forth in our audited financial statements. Our ability to generate retained earnings is subject to the results of our operations. Therefore, our ability to pay dividends is subject to the compliance with the Argentine Corporate Law.

ITEM 4. Information on the Company

A. History and Development of the Company

General Information

Our legal and commercial name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943, under Argentine law as a stock corporation (Sociedad Anónima), and we were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on June 23, 1943, under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043. Our common shares are listed and traded on Bolsas y Mercados Argentinos (“BYMA”) and our GDSs representing our common shares are listed on the New York Stock Exchange (“NYSE”). Our principal executive offices are located at Bolivar 108 1st floor, Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina. Our headquarters are located at Moreno 877, (C1091AAQ), Ciudad Autónoma de Buenos Aires. Our telephone is +54 (11) 4323-7400. Information contained in or accessible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites. Our Depositary Agent for the GDSs in the United States is The Bank of New York whose address is P.O. Box 358516 Pittsburgh, PA 15252-8516, and whose telephones are + 1-888-BNY-ADR for U. S. calls and + 1 - 201-680-6825 for calls outside U.S.

History

We have been actively engaged in a range of diversified real estate activities in Argentina since 1991. After our global public offering in 1994, we launched our real estate activities in the office rental market by acquiring three office towers located in prime office zones of Buenos Aires.

Since 1996, through our subsidiary IRSA Commercial Properties (former Alto Palermo S.A.), we have expanded our real estate activities in the Shopping Malls segment through the development and acquisition of controlling interests in sixteen shopping malls: Alto Palermo, Abasto Shopping, Alto Avellaneda, Alcorta Shopping, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping, Soleil Premium Outlet, Distrito Arcos, Alto NOA Shopping, Alto Rosario Shopping, Mendoza Plaza Shopping, Córdoba Shopping Villa Cabrera, La Ribera Shopping, Alto Comahue Sopping and Patio Olmos (operated by a third party). Since 1996, we have also expanded our operations into the residential real estate market through the development and construction of multi-tower apartment complex in the City of Buenos Aires and through the development of private residential communities in the greatest Buenos Aires metropolitan area.

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel near Bariloche and 76.34% of the Intercontinental Hotel in the City of Buenos Aires. In 1998, we also acquired Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest to an affiliate of Sheraton Hotels.

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

In December 2006, we started the operation of Córdoba Shopping, a shopping mall located in the neighborhood of Villa Cabrera in the City of Córdoba, Province of Córdoba. Also, through our subsidiaries, we started in 2007 the construction of one of our most important projects, Dot Baires Shopping, a shopping mall and an office building located in the neighborhood of Saavedra.

During 2007, we made several significant acquisitions in the Shopping Malls and Offices segments. We purchased Bouchard Plaza building, also known as “Edificio La Nación,” located in the downtown of the City of Buenos Aires, and during 2015, we completed the sale of all of the floors in Edificio La Nación, remaining in the portfolio 116 parking spaces for rent. In 2007, we bought Dock del Plata building with a gross leasable area of 7,921 square meters, located in the exclusive area of Puerto Madero, already sold in its entirety.

We also launched the development of an office building at Dock IV of Puerto Madero, opened in May 2009, which was entirely sold in December 2015. In addition, we acquired a 50% interest in an office building including current leases with a gross leasable area of 31,670 square meters, known as Torre BankBoston, which is located in Carlos Maria Della Paolera 265, Buenos Aires, and was designed by the recognized architect Cesar Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur). We currently have a 47% ownership interest in this building.

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

In April 2008, we acquired a building known as “Edificio República,” in the City of Buenos Aires. This property, designed by the architect César Pelli, is a premium office building in the downtown area of the City of Buenos Aires, which added approximately 19,885 gross leasable square meters to our portfolio.

In July 2008, we decided to expand internationally into the United States, taking advantage of certain investment opportunities generated after the global financial crisis. We acquired a 49% interest in Metropolitan 885 3rd Ave ("Metropolitan"), a limited liability company incorporated under the laws of Delaware. Metropolitan’s main asset is a 34-story building with 59,000 sqm of gross leasable area named Lipstick Building, located at 885 Third Avenue, New York.

In May 2009, we opened the Dot Baires Shopping, which has four levels and basement levels, consisting of a total area of 173,000 square meters, 49,499 square meters of which is gross leasable area. We, through IRSA CP, are currently developing the project called “Polo Dot,” which will consist of three office buildings (one of them may include a hotel) on land reserves we own through IRSA CP and the expansion of Dot Baires Shopping by approximately 15,000 square meters of gross leasable area. In the first phase, we will develop an 11-floor office building expansion with an area of approximately 32,000 square meters, in respect of which we have already executed lease agreements for approximately 75% of the available leasable area. Construction had an advance grade of 7.4% at the close of this fiscal year and we estimate its opening for fiscal year 2019. The second stage of the project consists of two office/ hotel buildings that will add 38,400 square meters of GLA to the complex. We have experienced an important demand for premium office spaces in this new commercial center and we are confident that we will be able to generate a quality enterprise similar to the ones that the company has done in the past with attractive income levels and high occupancy.

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

During 2010, we acquired from Parque Arauco S.A. a 31.6% stake in IRSA CP, for a total purchase price of US$126 million, as a consequence of which, we increased our shareholding in IRSA CP from 63.4% to 94.9%. As of June 30, 2017, our holding in IRSA CP was 94.61%. On October 27, 2017, we reported that it has been completed the sale in the secondary market of 2,560,000 ADSs of IRSA CP, which represent 8.1% of IRSA CP. For more information please see “Recent developments – Selling of IRSA CP’ ADSs.”

In December 2010, we acquired a 49% interest in the entity that then owned the building located at 183 Madison Avenue, New York, for a purchase price of US$85.1 million. In November 2012, we increased our participation by an additional 25.5%, to 74.50% of the outstanding share capital. In September 2014, we completed the sale of 183 Madison Avenue, for a sale price of US$185 million.

In March 2011, we bought the Nobleza Piccardo warehouse, through a subsidiary in which we have a 50% stake. This property is located in the city of San Martín, Province of Buenos Aires, and due to its size and location represents an excellent venue for the future development of different segments. The total plot area is 160,000 square meters with floor area of 81,786 square meters. We are currently working in a draft project for the development of a thematic Shopping Mall named “Hipercentro para el Hogar” to be constructed in the existing main warehouse.

The project will involve 50,000 sqm, divided into 30,000 sqm for a shopping mall and 20,000 sqm for parking. For more information, please see “– Business Overview – Sale and Development of Properties and Land Reserves – Future developments.”

At the same time, we are working jointly with an urban development firm in a comprehensive master plan to design the remaining areas of the facility. At present, the facility has a construction capacity of over 500,000 sqm that may be used for different commercial purposes as well as to build residential properties.

In August 2011, we acquired through our subsidiary IRSA CP, 50% of Nuevo Puerto Santa Fe S.A. (“NPSF”) common shares, a corporation that is tenant of a building in which La Ribera Shopping was built and currently operates, a mall of approximately 8,000 square meters of gross leasable area, located within Dique I of the port of the city Santa Fe.

In March 2012, we entered into an agreement with Supertel Hospitality Inc. (“Supertel”) whereby we acquired 3,000,000 convertible preferred shares in which we invested approximately US$20 million. Supertel is a U.S. REIT listed on Nasdaq, which began operations in late 70s and in 1994 completed its initial public offering. During 2015, it appointed a new CEO who is working on the relaunching of the company. It has also changed its name to “Condor Hospitality Trust” and its symbol on Nasdaq to “CDOR” (“Condor”). Condor is a REIT listed in Nasdaq focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises. For more information, please see “B.Business Overview- Internacional”

In December 2014, we renamed Alto Palermo S.A. into IRSA Commercial Properties S.A., and we transferred 83,789 square meters of five buildings of our premium office portfolio to it. As of June 30, 2017, we owned 94.61% of shares of IRSA CP, which is listed on BYMA and on Nasdaq, under the symbol “IRCP.” The premium office buildings transferred included Edificio República, Torre Bank Boston, Edificio Intercontinental Plaza, Edificio Bouchard 710 and Edificio Suipacha. We also transferred to IRSA CP the reserve of land known as Intercontinental II, adjoining Edificio Intercontinental Plaza, which has potential for the development of 19,597 m2.

In December 2014, we opened a new shopping mall, “Distrito Arcos, Premium Outlet.” Located in Palermo (City of Buenos Aires), this new project of approximately 13,000 square meters of gross leasable area, 52 shops and 15 stands was established as an outlet with variety of premium brands in an open-air environment.

In March 2015, we inaugurated the sixteenth mall of our portfolio. Alto Comahue Shopping, located in the center of the city of Neuquén, which has an area of 9,500 square meter gross leasable area, about 1,066 parking spaces between indoor and outdoor and a major entertainment and leisure space. The mall has 104 retail shops that feature the most prestigious brands in Argentina. The project is part of a mixed-use complex, to be complemented by a supermarket already in operation and two parcels of additional land. One of them is for the development of a hotel, and the other of 18,000 square meters, is for future housing development.

In October 11, 2015, continuing with our strategy of expansion and diversification in the international markets, we gained control of the Israeli conglomerate IDBD. IDBD is one of the largest and most diversified holding companies in Israel. Through its subsidiaries, associates, joint ventures and other investments, IDBD is engaged in numerous markets and industry sectors in Israel and other countries, including real estate (PBC), supermarkets (Shufersal), insurance (Clal), and telecommunications (Cellcom). The Company is listed on the Tel Aviv Stock Exchange (“TASE”) as a “Debentures Company” pursuant to Israeli law, as it has publicly listed bonds. As a result of the consolidation of this investment in the Company’s financial statements, we decided to break down reporting into an Operations Center in Argentina and an Operations Center in Israel. From the Operations Center in Argentina, the Company, through IRSA and its subsidiaries, manages the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor Hospitality Trust Hotel REIT. From the Operations Center in Israel, the Company manages IDBD and its subsidiaries.

On November 22, 2016, the sale to China National Agrochemical Corporation (“ChemChina”) of 40% of the shares in Adama held by Koor, indirectly controlled by IDBD through DIC, was consummated. The proceeds of the sale were US$230 million in excess of the full repayment of a non-recourse loan, plus interest, which had been granted to Koor by a Chinese bank.

As of June 30, 2017, this value amounted an approximate sum of NIS 4.88 billion. The transaction is subject to due diligence by the buyer for a period of 60 days from the signature of the memorandum of understanding and signature of a binding agreement between the parties, among other requirements. In addition, the completion of the transaction is subject to the regulatory approval of the Capital Market, Insurance and Savings Market Commission of the Israeli Ministry of Finance.

On June 5, 2017, the Company informed the acquisition of the historic Philips Building, adjacent to the Dot Baires Shopping Mall, and in front to General Paz Avenue in the City of Buenos Aires. The building has 4 floors of offices with a total gross leasable area of approximately 10,000 square meters and with construction capacity (FOT) of additional 18,000 square meters. The Company owns 100% of the building. We had the possesion of the building since June 2017 and it is currently leased to the seller of the building until January 19, 2018.

Significant acquisitions, dispositions and development of business

Operations Center in Argentina

Purchase of Philips Building

On June 5, 2017, the Company through IRSA CP acquired the Philips Building located in Saavedra, Autonomous City of Buenos Aires, next to the Dot Baires Shopping. The building has a constructed area of 10,142 square meters and is intended for office development and lease. The acquisition price was US$29 million, which was fully paid as of June 30, 2017. Furthermore, IRSA CP has entered into an agreement with the seller for the use of the building for a term of 7 months and 15 days, which expires automatically on January 19, 2018.

Capital increase in Condor

In January 2017, Condor issued 150,540 new warrants in favor of RES with the right to one share each, at an exercise price of US$0.001 per share, maturing in January 2019. The new warrants replace the previous 3,750,000 warrants issued in May 2012, which granted a right to one share each, at an exercise price of US$1.92 per share, maturing on January 31, 2017. The new warrants cannot be exercised if the interest in Condor exceeds 49.5% as a result of such exercise. Additionally, the Company exercised the conversion right of the 3,245,156 series D preferred shares (with a par value of US$10 per share) held by RES, converting them into 20,282,225 common shares of Condor (with a par value of US$0.01 per share), i.e., at the conversion price established of US$1.60 per share, which represents a total value of US$32.4. Besides, it received 487,738 series E preferred shares that can be converted into common shares at 2.13 US$ per share as from February 28, 2019, and pay dividends on a quarterly basis at an annual rate of 6.25%. RES allocated the considerations paid among the different identifiable net assets of Condor; as a result, it recognized a higher value for property, plant and equipment, a lower value of loans and goodwill in the amount of US$5.69, US$0.27 and US$6.37, respectively.

During February, Condor’s Board of Directors approved a reverse stock split, consisting of 1 (one) common share for every 6.5 shares issued and outstanding, which was carried out after the market closing on March 15, 2017. The par value of the shares remained at US$ 0.01 per share, while the conversion price of series E preferred shares became US$13.845 per share and the exercise price of the warrants became US$0.0065.

During March 2017, Condor made a public offering of its shares, which resulted in the issuance of 4,772,500 new shares (including 622,500 additional shares for the exercise of one call option granted to the subscribers), at a price of US$10.50 per share. The Company did not purchase any shares in it.

As of June 30, 2017, the Company held 3,314,453 common shares of Condor representing approximately 28.5% of the Company’s share capital and voting rights. It also held 487,738 series E preferred shares, 23,160 warrants and a promissory note convertible into 97,269 common shares (at US$10.4 per share). The Board of Directors of Condor is formed by 4 directors appointed by the company, 3 directors appointed by Stepstone Real Estate and 2 independent directors. In addition, the voting power held by the Company in Condor amounts to 49% of the votes, thus keeping significant influence over Condor.

BACS Banco de Crédito y Securitización S.A. (“BACS”)

The Company through Tyrus, subscribed a purchase agreement of shares of BACS, representing an interest of 6.125%. The acquisition price was US$1.35. On August 24, 2016 the transaction was approved by the BCRA.

On June 17, 2015, the Company, through IRSA, subscribed Ps.100 nominal value of BACS’ Convertible Notes. On June 21, 2016 we notified BACS the exercise of our right to convert all of the convertible notes into common shares. On February 7, 2017, the BCRA approved the conversion whereby IRSA was given 25,313,251 shares of BACS. As a result, as of June 30, 2017, the Company holds an interest of 37.72% in BACS.

Acquisition of equity interest in EHSA

On July 2016, the Company, through IRSA CP, acquired 20% of the share of EHSA, a company of which it already owned 50%, and 1.25% of the share of Entretenimiento Universal S.A. (“ENUSA”). The amount paid was Ps.53 million. As a result, the Company now holds 70% of the share capital and voting stock of EHSA. In addition, EHSA holds, both directly and indirectly, 100% of the shares of Ogden Argentina S.A.(“OASA”) and 95% of the shares of ENUSA. Furthermore, OASA holds 50% of the voting stock of La Rural S.A. (“LRSA”), a company that holds the rights to commercially operate the emblematic “Predio Ferial de Palermo” in the Autonomous City of Buenos Aires, where the Sociedad Rural Argentina holds the remaining 50%.

Acquisition of additional interest in Banco Hipotecario

During the year ended June 30, 2015, the Company acquired 3,289,029 additional shares of Banco Hipotecario in a total amount of Ps.14.2 million, thus increasing its interest in such company from 29.77% to 29.99%, without consideration of treasury shares. During the year ended June 30, 2016, the Company sold 1,115,165 shares of Banco Hipotecario in a total amount of Ps.7.7 million, thus decreasing its interest to 29.91%, without consideration of treasury shares.

Rigby capital reduction

During fiscal year 2015, Rigby reduced its capital stock by distributing the gain from the sale of Madison building among existing shareholders, proportionally to their shareholdings. The total amount distributed was US$103.8 million, of which the Company received US$77.4 million (US$26.5 million through IRSA International and US$50.9 million through IMadison LLC) and US$26.4 million were distributed to other shareholders. As a result of such reduction, the Company has decided to reverse the corresponding accumulated conversion difference on a pro rata basis, which amounted to Ps.219 million. This reversal has been recognized in the line “Other operating results, net” in the Statements of income.

Sale of units in Intercontinental Building

IRSA CP sold 2,432 profitable square meters corresponding to three floors of office and 24 parking lots in the Intercontinental Plaza building to an unrelated third party, the Company still holds 3,876 square meters profitable of the building. The transaction price was US$9 million, which has already been fully paid as of June 30, 2017.

Operations Center in Israel

Purchase of DIC shares by a related party of Dolphin.

On September 24, 2017, IDBD reported that the Company and Dolphin signed a Term Sheet for the purchase of DIC shares by a related party of Dolphin. The completion of the Transaction contemplated under the Term Sheet is subject to the Parties' execution of the definitive transaction documents (the "Definitive Documents") on or prior to November 16, 2017, as well as to the approval of the Transaction by the authorized organs of the Parties and to the fulfillment of additional pending warranties up to December 10, 2017 (the "Date of Completion of the Transaction").

The main points of the Term Sheet are as follows:

● Transaction: The buyer will acquire the total of DIC shares held by IDBD at a stated price of NIS 16.6 per share (equivalent to approximately Ps. 80 per share at the date of these financial statements).

● Payment: Payment will be made through the issuance of a promissory note by the buyer, which will expire 5 years from the date of completion of the transaction and will accrue a minimum annual interest of 5.5%. Until the payment is canceled in full, any DIC distribution will be paid in an Israeli bank and will be pledged in favor of the seller.

● DIC shares that are guaranteeing DIC debt must maintain the same encumbrance and the shares that are not currently guaranteeing debt will be held in favor of the selling party until the cancellation of the payment.

Acquisition of non-controlling interest

Dolphin was required to carry out the first tranche of tender offers in December 2015. Before expiration of such first tranche, Dolphin and the agreement trustees (the “trustees”) entered into an extension agreement (the “Extension Agreement”), which was subsequentlty replaced by the final agreement, which was approved by approximately 95% of the non-controlling shareholders of IDBD (excluding IFISA) by warrants holders of IDBD on March 2, 2016 and by the competent court on March 10, 2016. The major amendments to the Agreement were:

On replacement of the obligation to conduct tender offers, Dolphin acquired all the shares outstanding on March 29, 2016 from non-controlling shareholders of IDBD (except for those held by IFISA) on March 31, 2016. The price paid for each IDBD share held by non-controlling shareholders was NIS 1.25 per share in cash plus NIS 1.20 per share in bonds of the IDBD Series I (the “IDBD Bonds”), which IDBD will issue directly to non-controlling shareholders and holders of warrants. Additionally, Dolphin undertook to pay NIS 1.05 per share (subject to adjustments) in cash if Dolphin, either directly or indirectly, gain control of Clal (more than 30% voting interest), or else if IDBD sells a controlling shareholding in Clal (more than 30% to a third party) under certain parameters (the “payment by Clal”), which refers mainly to Clal’s sale price (at a price which exceeds 75% of its book value upon execution of the sale agreement, subject to adjustments) and, under certain circumstances, the proportion of Clal shares sold by IDBD. The obligation to make such contingent payment will only expire if the sale of a controlling interest is completed (more than 30% to a third party), or if Dolphin obtains the control permission from Clal.

The warrants held by non-controlling shareholders that had not been exercised until March 28, 2016 expired on March 31, 2016. Each warrant holder was entitled to elect whether: (a) to receive IDBD bonds (based on the adjusted nominal value) in an amount equal to the difference between NIS 2.45 per share and the exercise price of the warrants and be entitled to the Clal payment; or (b) to receive a payment determined by an independent appraiser.

Dolphin compromised that would provide IDBD a total amount of NIS 515 million through several subordinated loans for a total amount of NIS 348.5 in addition to the issuance of IDBD Bonds in the amount of NIS 166.8 million, which were used to comply with the liabilities mentioned in (ii). The subordinated loans have the following features: (a) they are subordinated, even in the case of insolvency, to all current or future debts of IDBD; (b) will be reimbursed after payment of all the debts to their creditors; (c) accrues interest at a rate of 0.5%, which will be added to the amount of the debt and will be payable only on the date the subordinated debt is amortized; (d) Dolphin will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (e) as from January 1, 2016, Dolphin has the right, at its own discretion,to convert the debt balance into IDBD shares, that time, whether wholly or partially, including the interest accrued over the debt until that date (subject to the limit set forth in (iv) below); (f) if Dolphin opt to exercise the conversion, the debt balance will be converted so that Dolphin will receive IDBD shares according to a share price that will be 10% less than the average price of the last 30 days prior to the date the conversion option is exercised. In the event there is no market price per share, this will be determined in accordance with an average of three valuations made by external or independent experts, who shall be determined by mutual consent and, in the event of a lack of consent, they will be set by the President of the Institute of Certified Public Accountants in Israel.

Dolphin had to pledge 28% of its IDBD shares, as well as all rights in relation to the subordinated loan granted in the amount of NIS 210 million in December 2015, until the payment obligation to Clal has been completed or has expired, after which the pledge will be discharged. Should new shares be issued by IDBD, Dolphin will have to pledge additional shares until completing the 28% of all IDBD share capital. This pledge replaces the pre-existing pledge.

Dolphin agreed not to exercise its right to convert the subordinated loans into shares of IDBD until the pledge described above has been released.

Dolphin acquired from the minority shareholders all of the shares of IDBD, in a manner whereby the control group began holding 100% of the shares of IDBD, which became a debenture company (as defined in the Israeli Companies Law). The consideration to the minority shareholders for the acquired shares, and the cancellation of the undertaking to perform the aforementioned tender offers, included: (a) payment, on March 31, 2016, in cash, of NIS 1.25 per share; (b) payment, on March 31, 2016, of NIS 1.20 per share, which was paid through debentures (Series I), in an amount which was determined based on their adjusted par value, and which were issued by IDBD against the transfer by Dolphin to IDBD of an amount equal to the adjusted par value of each debenture which was issued, as stated above; and (c) an undertaking to pay a total of NIS 1.05 per share, contingent upon the sale of shares of Clal or upon the receipt of a permit for control of Clal, in accordance with the conditions which were determined in the Amendment to The Settlement. Within the framework of the Amendment To the Settlement, Dolphin injected into IDBD a total of NIS 515 million (including, inter alia a subordinated loan in the amount of NIS 15, as stated above, and including the injection of funds against the allocation of debentures (Series I) by IDBD, and any amount which was injected into the Company within the framework of the exercise of the options). On March 15, 2016, and March 31, 2016, a total of NIS 85 million and NIS 248 million, respectively, were injected into IDBD, by Dolphin, as part of the implementation of the Amendment to The Settlement, as a subordinated loan convertible into shares of IDBD. Additionally, within the framework of the Amendment to The Settlement, all of the options for shares of IDBD which were held by the public expired, and the warrant holders of IDBD received payments or rights to payments in accordance with the alternatives which were determined in the Amendment to The Settlement.

Within the framework of the Amendment To The Settlement and in connection with the acquisition of ordinary shares, options (Series D), options (Series E), which were already deleted from trade on the TASE, Dolphin Fund and Dolphin still holds options (Series F) in IDBD, in which as of July, 2017 Dolphin Fund holds 31,960 warrants (Series F) and Dolphin holds 220,801,9 warrants (Series F). As of June 30, 2017, IRSA’s indirect interest in IDBD was 68.28% without considering dilution (and 81.23% on a fully diluted basis).

The transaction described above represented the acquisition of an additional interest of 19.28% in IDBD for a total amount of Ps.1,249 million. As a result of this transaction, the non-controlling interest was increased by Ps.346 million and the interest attributable to the shareholders’ of the controlling parents was increased by Ps.234 million. As of June 30, 2017, IRSA’s indirect interest in IDBD was 68.28% without considering dilution.

Negotiations between Israir and Sun d’Or

On June 30, 2017, IDB Tourism was at an advanced stage of negotiations with Sun d’Or International Airlines Ltd. (“Sun d’Or”), a subsidiary of El Al Israel Airlines Ltd. (“El Al”), and on July 2, 2017 an agreement was signed, which consists of:

●
Israir will sell the aircrafts it owns through a sale and lease back agreement for an estimated value of US$70 million;
●
Israir will repay a loan owed to IDB Tourism in the amount of US$18 million;
●
Following the repayment of the loan and the sale of airplanes mentioned above, IDB Tourism will receive up to US$45 million (which includes a loan of up to US$8.8 million to be discharged through the distribution of dividends of Sun D’ Or), plus a 25% of Sun D´Or shares, with El Al holding a 75% of the shares of such company;

●
The parties will enter into a shareholder agreement that would give El Al a call option (and a sale option to IDB Tourism) for the acquisition of Sun D’Or’s shares in accordance with a price and terms that will be established in due course.
As a consequence of this agreement, the Company’s Financial Statements as of June 30, 2017 present the investment in Israir as assets and liabilities held for sale, and a loss of nearly NIS 56 million (approximately equivalent to Ps.231 million as of December 31, 2016 when it was reclassified to discontinued operation), as a result of measuring these net assets at the estimated recoverable value. The transaction is subject to (i) approval by the Anti-Trust Authority; (ii) Sun D´Or´s and Israir’s equity as of December 31, 2017 may not be negative in their related Financial Statements and Israir’s tangible equity should not be lower than US$7 million; (iii) the validity and effectiveness of licenses held by Israir as granted by the Civil Aviation Authority and Transportation Ministry; (iv) the sale of the airplanes indicated above; (v) the execution of collective bargaining agreements with pilots, etc. The transaction is expected to be closed by the end of 2017.

Agreement for New Pharm

On April 6, 2017, Shufersal entered into an agreement with Hamashbir 365 Holdings Ltd. ( “Hamashbir”) for the purchase of the shares of New Pharm Drugstores Ltd. (“New Pharm”), representative of 100% of that Company’s share capital, for an amount of NIS 130 million (equivalent to Ps.611 million as of the date of these Consolidated Financial Statements), payable upon execution of the transaction, which is subject to fulfillment of the following conditions; among others:

●
approval by the Antitrust Authority - if the approval is not obtained within 3 months following the date the request is filed (extendable for one additional month under certain circumstances), the agreement will be automatically terminated, unless the parties agree on a term extension.

●
the release and termination of all the existing guarantees of New Pharm over the liabilities of the companies of Hamashbir Group, and the release and invalidation of all the existing guarantees of the companies of Hamashbir Group over the liabilities of New Pharm.

Upon execution of the agreement, a non-competition clause will be signed. As of the date of issuance of this annual report, not all of the mentioned conditions has been fulfilled.

On August 30, 2017, Shufersal and the seller agreed to extend the approval of the Antitrust Authority until September 14, 2017 and until September 30, 2017 the fulfillment of the conditions precedent and the delivery of Financial Statements. On September 6, 2017, the Anti-trust Commission approved the merger between Shufersal and New Pham subject to certain conditions.

After the approval of the antitrust commission, on September 28, 2017, the parties signed an addendum to that agreement which states that nine New Pharm stores will be sold to a third party and a Shufersal store to another. The sale of New Pharm stores will be collected by New Pharm prior to the merger, which changes the price of the transaction but not significantly. The last date to sign the sales agreement was stipulated to be on November 30, 2017 and the execution date on December 31, 2017.

Partial sale of equity interest in Gav Yam

On December 5, 2016, PBC sold 280,873 shares of its subsidiary Gav-Yam Land Corporation Ltd. for an amount of NIS 391 million (equivalent to Ps.1,616 million as of that date). As a result of this transaction, the Company’s equity interest in Gav-Yam has decreased to 55.06%.

Partial sale of equity interest in PBC

DIC sold 12% of its equity interest in PBC for a total consideration of NIS 217 million (approximately equivalent to Ps.810 million); as a result, DIC’s interest in PBC has declined to 64.4%.

Share-holding increase in DIC

On September 23, 2016, Tyrus acquired 8,888,888 of DIC’s shares from IDBD for a total amount of NIS 100 million (equivalent to Ps.401 million as of that date), which represent 8.8% of the DIC’s outstanding shares at such date.

During March 2017, IDBD exercised all of DIC’s Series 5 and 6 warrants for nearly NIS 210 million (approximately equivalent to Ps.882 million as of that date), thereby increasing its direct interest in DIC to nearly 70% of such company’s share capital as of that date and the Company’s equity interest to 79.47%. Subsequently, third parties not related to the Company, also exercised their warrants, thus diluting the Company’s interest in DIC to 77.25%.

Changes of interest in Shufersal

During the fiscal year ended June 30, 2017, the Company – through DIC and several transactions – increased its interest in Shufersal capital stock by 7.7% upon payment of a net amount of NIS 235 million (equivalent to approximately Ps.935 million) and in March 2017, DIC sold 1.38% of Shufersal in an amount of NIS 50 million (equal to Ps.210 million as of that date). As of June 30, 2017, the Company held through DIC an direct interest of 54.19% in Shufersal.

Sale of Adama

In 2011, Koor (a wholly own subsidiary of DIC) sold 60% of Adama’s shares to ChemChina and was also granted a non-recourse loan in the aggregate amount of US$960 million, which was secured by the remaining 40% of Adama shares held by Koor as of June 30, 2016.

On July 17, 2016 DIC accepted the offer by ChemChina for the acquisition of 40% of Adama’s shares which were held by Koor. On August 2016, Koor and a subsidiary of ChemChina executed the corresponding agreement. The price of the transaction included a payment in cash of US$230 million plus the total repayment of the non-recourse loan and its interests, which had been granted to Koor by a Chinese bank. On November 22, 2016, the transaction was closed and Koor received cash in the amount of US$230 million. Our equity interest in the results of Adama and the finance costs related to the hybrid financial instrument were retrospectively classified as discontinued operations in the Company’s Consolidated Statements of Income as from July 17, 2016. On June 30, 2017, the Company recorded a gain of Ps.4,216 million pursuant to the sale

IDBD

Acquisition of Control

On May 2014, the Company, acting indirectly through Dolphin, acquired jointly with ETH an aggregate number of 106.6 million common shares in IDBD, representing 53.30% of its stock capital, whithin the debt restructuring process of IDBH, IDBD’s parent company, with its creditors (the “Arrangement”). Under the terms of the agreement entered into, Dolphin acquired a 50% interest in this investment, and ETH acquired the remaining 50% and both entities entered into a shareholders’ agreement. The initial total investment amount was NIS 950 million, equivalent to approximately US$272 million at the exchange rate prevailing on that date. On May 2015, ETH launched the BMBY mechanism provided in the Shareholders’ Agreement (clause which establishes that each party of the Shareholders’ Agreement may offer to the counterparty to acquire (or sell, as the case may be), the shares it holds in IDBD at a fixed price). On June 2015, Dolphin gave notice to ETH of its intention to buy all the shares of IDBD held by ETH.

After certain aspects of the offer were resolved through an arbitration process initiated by the parties, on September 24, 2015, the competent arbitrator resolved that: (i) Dolphin and IFISA were entitled to buy the shares pursuant to the BMBY process, and consequently; (ii) the buyer would have the obligation to fulfil all of the commitments included in the seller’s Arrangement, including the commitment to carry out the Tender Offers; (iii) the buyer might pledged in favor of the Arrangement Trustees the shares that the seller had pledged to them. Notwithstanding the foregoing, there is an arbitration process going on between Dolphin and ETH in relation to certain issues connected to the acquisition of control of IDBD.

On October 11, 2015, the BMBY process concluded, and IFISA acquired all IDBD’s shares of stock held by ETH (92,665,925 shares) at a price equal to NIS 1.64 per share. Consequently, the Shareholders’ Agreement ceased and members of IDBD’s Board of Directors representing ETH submitted their irrevocable resignation to the Board. Subsequently, Dolphin appointed new members to the Board. Additionally, on the same date, Dolphin pledged the additional shares acquired.

Later on, following the exercise of the BMBY, Dolphin entered into an option agreement with IFISA that grants Dolphin the right, but not the obligation, to acquire the shares in IDBD which IFISA had acquired in the BMBY process, at a price of NIS 1.64 per share plus an annual interest rate of 8.5%. The option may be exercised within two years counted from the execution date. Additionally, Dolphin is entitled to a first refusal right in case that IFISA agrees to sell these shares to a third party. The option has no value as of June 30, 2017.

As a consequence, the Company gained control of IDBD and started to consolidate Financial Statements as from that date. The following chart shows the consideration, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

As of October 11, 2015
Fair value of the interest in IDBD’s equity held before the business combination and warrants	1,416
Total consideration	1,416

As of October 11, 2015
Fair value of identifiable assets and assumed liabilities:
Investment properties	29,586
Property, plant and equipment	15,104
Intangible assets	6,603
Joint ventures and investment in associates	9,268
Financial assets and other assets held for sale	5,129
Trading properties	2,656
Inventories	1,919
Income tax credits	91
Trade and other receivables	9,713
Investments in financial assets	5,824
Cash and cash equivalents	9,193
Deferred income tax	(4,681)
Provisions	(969)
Borrowings	(60,306)
Derivative financial instruments, net	(54)
Income tax	(267)
Employee benefits	(405)
Trade and other payables	(19,749)
Total net identifiable assets	8,655
Non-controlling interest	(8,630)
Goodwill	1,391
Total	1,416

The group asses the fair value of the investment property with the assistance of qualified independent appraisers. As of the acquisition date, the Company estimates that recognized assets are recoverable. The value of the non-controlling interest in IDBD has been determined on a proportional basis to the fair value of net acquired assets and the fair value of warrants.

Following the control of IDBD, the cumulative currency translation accumulated in shareholders’ equity from the interest held in IDBD before the business combination in the amount of Ps.143 million was recognized in the Income Statement. Such result was disclosed under “Other operating results, net” line in the Income Statement.

The revenues IDBD has generated since October 11, 2015 and that have been disclosed in the Consolidated Income Statement amount to Ps.28,229 million. IDBD has also incurred in a net result of Ps.(1,643) million during said period. If IDBD had been consolidated since July 1st, 2015, the Company´s Consolidated Income Statement would have shown pro-forma revenues of Ps.49,637 million and pro-forma net loss of Ps.1,651 million.

 Recent Developments:

Operations Center in Argentina

Selling of IRSA CP’ ADSs

On October 27, 2017, the Company reported that it has completed the sale in the secondary market of 2,560,000 ADSs of IRSA CP, each representing four common shares. The ADSs were exclusively offered and sold outside Argentina. J.P. Morgan served as underwriter for the offering. The proceeds from such offering will be used for funding current or new investment projects, the payment of dividends, for working capital or repayment of indebtedness, among others.

Metropolitan’s debt refinancing

On October 23, 2017, Metropolitan has extended the term of a non-recurse loan until April 30, 2020 for the amount of US$53.1 million as a result of having canceled US$40 million in cash, of which we have contributed US$20 million, and of having received an additional haircut of US$20 million from the lender bank. In the context of this renegotiation, the interest rate of the loan has been reduced from Libor plus 4% to Libor plus 2%.

Shareholders’ Meeting

Our 2017 annual meeting of shareholders has been called for October 31, 2017, in order to consider, among others:

●
Treatment and allocation of net income for the fiscal year ended June 30, 2017;
●
Payment of a cash dividend for up to Ps.1,400 million.
●
Consideration of appointment of regular and alternate directors due to expiration of term;
●
Creation of a new Global Note Program for the issuance of simple, non-convertible notes, secured or not, or guaranteed by third parties, for a maximum outstanding amount of up to US$350,000,000 (three hundred and fifty million US dollars) (or its equivalent in any other currency) pursuant to the provisions set forth in the Negotiable Obligations Law No. 23,576, as amended and supplemented (the "program") due to the expiration of the program currently in force.
●
Consideration of (i) delegation to the board of directors of the broadest powers to determine all the program’s terms and conditions not expressly approved by the shareholders’ meeting as well as the time, amount, term, placement method and further terms and conditions of the various series and/or tranches of notes issued thereunder; (ii) authorization for the board of directors to (a) approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the creation of the program and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and secure authorization by the Argentine Securities Commission to carry out the public offering of such notes; (c) as applicable, apply for andsecure before any authorized securities market of Argentina and/or abroad the authorization for listing and trading such notes; and (d) carry out any proceedings, actions, filings and/or applications related to the creation of the program and/or the issuance of the various series and/or tranches of notes under the program; and (iii) authorization for the board of directors to sub-delegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members.
●
Treatment of amounts paid as personal asset tax levied on the shareholders.

Issue of Series IV Notes

On September 12, 2017, IRSA CP issued the Series IV Notes, for US$140,000,000, bearing a fixed interest rate of 5.00%, which matures on September 14, 2019.

Acquisition Exhibition and Convention Center

On August 4, 2017, we subscribed a concession agreement for the “Exhibition and Convention Center of the City of Buenos Aires,” which was awarded by public auction on July 24, 2017 to a joint venture (Unión Transitoria de Empresa) named “LA RURAL SA - OFC SRL - OGDEN ARGENTINA SA - ENTERPRISE UNIVERSAL SA UNION TRANSITORIA” (the “Joint Venture”). The concession is for the term of 15 years. We own 70% of EHSA and Diego Finkelstein is the other shareholder with 30% interest. We indirectly hold a 54.25% interest in the Joint Venture. The Exhibition and Convention Center has approximately 22,800 square meters of surface area and can accommodate approximately 5,000 people, with an auditorium plenary room and an auxiliary room, offices and conference center. It consists of three underground levels along an area that sits between the Law School of the University Buenos Aires and Park Thays.

Investment in TGLT S.A.

On August 1, 2017, we acquired 22,225,000 Subordinated Notes Convertible into shares of TGLT S.A. (“TGLT”) for US$22,225,000 (US$1 Nominal Value) due 2027. As a consecuenceof this acquisition and in the event of the exercise of the right of conversion by all the holders, our holding on TGLT would increase to 13.80%.

Suspention notice

On July 21, 2017, IRSA CP announced that it would not proceed with the announced proposed global offering of 14,000,000 of newly issued common shares and an additional of 14,000,000 shares owned by us.

Sale of BAICOM land reserve

On July 19, 2017, the Company, acting through a subsidiary, sold to an unrelated third party a land reserve of approximately 6,905 sqm located at Av. P. Ramón Castillo, at the corner of Av. Antártida Argentina, in the neighborhood of Retiro, City of Buenos Aires. This land reserve was owned by BAICOM Networks S.A. (“Baicom”), a company in which IRSA held an indirect controlling interest of 50%.

The transaction amount was US$14,000,000 (US$7 million corresponding to IRSA), and as of the date of this report it has been fully paid.

Operations Center in Israel

Transaction for the Purchase of IDBD’s shares in DIC by Dolphin

On August 2017, under the scope of the Concentration Law, Dolphin made a non-binding offer to purchase, all the shares held by IDBD in DIC. On September 2017, IDBD announced that following the negotiations of DIC’s independent board committee the non-binder offer was signed, according to which, IDBD would sell all the shares in DIC, at a price of NIS 16.6 per share (and in total of NIS 1.77 billion in respect of all the shares which will be sold) by means of a debenture that will be issued by the purchaser to IDBD.

We cannot assure that the parties will execute or perform any binding agreement. The offer is subject to the parties’ execution of the final agreements (which is subject to further negotiations) until Novermber 16, 2017 as well as the approval of the transaction by the Companies’ corporate bodies and the fulfillment of additional conditional terms by December 10, 2017. This transaction could significantly extend over time or could fail to be consummated or be consummated under different terms, as it must be approved by IDBD’s corporate bodies and other entities, which could withhold their consent.

Non-binding Offer for Clal

On September 2017, IDBD’s Board of Directors approved IDBD engagement with a non-binding offer with Huabang Financial Holdings Limited to acquire its entire equity interest in Clal, representing 44.9% of its stock capital.

The amount payable will be equivalent to Clal’s shareholders’ equity as reflected in its Financial Statements on the transaction’s closing date. As of June 2017, such amount was approximately NIS 4,880 million.

The transaction is subject to a due diligence process, to be conducted by the purchaser for a term of 60 days after the execution of the memorandum of understanding, and the execution of a binding agreement among the parties, among other requirements.

Moreover, the consummation of the transaction is subject to the approval of Israel’s Capital Market, Insurance and Savings Commission reporting to the Israeli Ministry of Finance.

Sale of the entire issued and paid-up share capital between Israir (subsidiary of IDB Tourism) and Sun D’or

On July 2017, IDB, IDB Tourism and Israir entered into an agreement with El Al and Sun Dor in an agreement to sell the entire issued and paid-up share capital of Israir to Sun D’or. For more information, see “Significant acquisitions, dispositions, and developments – Negotiations between Israir and Sun D’or.”

Agreement for the acquisition of New Pharm

On April 2017, Shufersal entered into an agreement for the purchase of New Pharm. See “Significant acquisitions, dispositions, and developments – Agreement for New Pharma.”

Bond Issues

On July 2017, IDBD issued debentures (Series N) for a total gross consideration of approximately NIS 642 million, secured by a lien on the shares of DIC and the interest rate shall be 5.30%, subject to compliance with the financial covenants. The debentures shall mature on 2022.

On October 2017, Gav Yam issued debentures (Series H) for a total gross consideration of approximately NIS 423 million. The debentures shall accrue interest of 2.55% per annum and shall mature on 2034.

Update of rating of DIC’s debentures

On August 2017, Standard & Poor’s Maalot Ltd. updated the forecast of the rating of DIC’s debentures from BBB with a stable outlook for BBB with a positive outlook. In addition, on September 2017 and in connection with the DIC’s trade in offer, as aforesaid, Standard & Poor’s Maalot Ltd. granted ilBBB rating to the issue of debentures of up to NIS 2 billion.

DIC’s second tranche dividend to IDBD

On September 2017 IDB received its share in the second tranche of the dividend in the amount of NIS 128 million.

DIC’s trade in offer

On September 28, 2017 DIC made a partial exchange offer to the holders of DIC’s series F bonds, in return for DIC’s series J bonds (a new series).

DIC’s series J bonds has terms that are materially different from the series F, so this will be treated in accordance with international accounting rules as the repayment of the existing original financial undertaking and the recognition of a new financial undertaking at fair value

As a result of this exchange, DIC registered a loss for the difference between the cancellation and the value of the new debt, in the approximate amount of NIS 459 million (approximately PS. 2,228 at the date of the exchange).

Tax to be paid by PBC

On July 2017, PBC published on the TASE that on July 2017 PBC received tax assessments for the 2012 to 2015 tax years from the Tax Authority, according to which the company is required to pay a tax in the total amount of NIS 172 million (NIS 187 million including linkage differentials and interest as per the date of the report), as a result of the failure to allow the offsetting of losses. PBC intends to appeal those assessments.

Cellcom’s non payment of dividends

On August 2017, Cellcom’s Board of Directors decided not to declare a cash dividend for the second quarter of 2017. In making its decision, the board of directors considered the Cellcom’s dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on Cellcom’s results of operations, and in order to strengthen Cellcom’s balance sheet.

Licences to Modi’in Energy - Limited Partnership

On August 2017, Modi’in Energy - Limited Partnership ("Modi’in") reported that at the operating committee meeting of the joint venture regarding the license area 391 / "Daniel East" and license 392 / "Daniel West" (together, the "Licenses"), that the Licenses operator recommended the partners of the joint venture to return all the rights in the Licenses to Israel. With that in mind, the general partner in Modi’in decided to return all the participation rights of Modi’in In the licenses to Israel and instructed the management of the General Partner to act accordingly.

Bonds (Series 14 - Use of dividend Funds)

IDBD announced on September 27, 2017, further to the announcement of DIC, dated August 28, 2017 that, regarding a dividend distribution to its shareholders (payment of the dividend’s second tranch), and in accordance with the provisions of the deed of trust for the Company’s bonds (Series 14), the interest payment to the bondholders which was scheduled for October 1, 2017 (and whose effective date was September 24, 2017), in the amount of NIS 5.98 million was paid out of the dividend funds wich were received in the trust account of the trustee for the bondholders. It is noted that the total sum of the dividend funds which were received in the trust account is NIS 74.44 million.

B. Business Overview

Operations and principal activities

Founded in 1943, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or the "Company") is one of Argentina’s leading real estate companies and the only Argentine real estate company whose shares are listed both on ByMA and on the NYSE.

We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified activities, primarily in real estate, including:

i.
            the acquisition, development and operation of shopping malls,

ii.
the acquisition and development of office buildings and other non-shopping mall properties primarily for rental purposes,

iii.
the development and sale of residential properties,

iv.
the acquisition and operation of luxury hotels,

v.
the acquisition of undeveloped land reserves for future development or sale, and

vi.
selective investments mostly in Argentina, United States and Israel.

On October 11, 2015, the Company obtained control of the Israeli company IDBD and it began to include it in its consolidated financial statements.

IDBD is one of the largest and most diversified holding companies in Israel. Through its subsidiaries, associates, joint ventures and other investments, IDBD is engaged in numerous markets and industry sectors in Israel and other countries, including real estate (PBC), supermarkets (Shufersal), agroindustry (Adama), insurance (Clal), and telecommunications (Cellcom), among others. IDBD is registered with the TASE as a "Debentures Company" pursuant to Israeli law, as it has publicly listed bonds.

As a result of the consolidation of this investment in the company’s financial statements, we decided to break down reporting into an Operations Center in Argentina and an Operations Center in Israel. From the Operations Center in Argentina, the Company manages the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor Hospitality Trust Hotel REIT. From the Operations Center in Israel, the Company manages IDBD.As of June 30, 2017 we owned 29.91% of Banco Hipotecario, one of the leading financial institutions in Argentina, 28.7% of the voting power of the US REIT named Condor Hospitality Trust (formerly known as Supertel Hospitality Inc.) and indirectly 68.3% of the Israeli company IDBD.

Operations Center in Argentina

We operate our business in Argentina through six reportable segments, namely "Shopping Malls," "Offices and Others," "Sales and Developments," "Hotels," "International" and "Financial Operations and Others" as further described below:

Our "Shopping Malls" segment includes the operating results from our portfolio of shopping malls principally comprised of lease and service revenue from tenants. Our Shopping Malls segment had assets of Ps.28,878 million and Ps.26,688 million as of June 30, 2017 and 2016, respectively, representing 64% and 68% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Shopping Malls segment generated operating income of Ps.4,253 million and Ps.17,895 million for the fiscal years ended June 30, 2017 and 2016, respectively, representing 66% and 89% of our consolidated operating income in Argentina for such years, respectively.

Our "Offices and Others" segment includes the operating results of our lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants. Our Offices and Others segment had assets of Ps.7,859 million and Ps.5,866million as of June 30, 2017 and 2016, respectively, representing 18% and 15% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Offices and Others segment generated operating income of Ps.1,701 million and Ps.1,585 million for the fiscal years ended June 30, 2017 and 2016, respectively, representing 26% and 8% of our consolidated operating income for the Operations Center in Argentina for such years, respectively.

Our "Sales and Developments" segment includes the operating results of our acquisition and/or construction of housing and other properties for sale in the ordinary course of business. Our Sales and Developments segment had assets of Ps.5,468 million and Ps.4,728 million as of June 30, 2016 and 2015, respectively, representing 12% of our operating assets for the Operations Center in Argentina for both years. Our Sales and Developments segment generated operating income of Ps.821 million and Ps.681 million for the financial years ended June 30, 2017 and 2016, respectively, representing 13% and 3% of our consolidated operating income for the Operations Center in Argentina for such years, respectively.

Our "Hotels" segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of Ps.167 million and Ps.164 million as of June 30, 2017 and 2016, respectively, representing 0.4% of our operating assets for the Operations Center in Argentina for both years. Our Hotels segment generated operating income of Ps.9 million and operating losses of Ps.1 million for the fiscal years ended June 30, 2017 and 2016, respectively, representing 0.1% and 0.005% of our consolidated operating income for the Operations Center in Argentina for such years.

Our "International" segment includes investments that mainly operate in the United States in relation to the lease of office buildings and hotels in that country. We intend to continue evaluating investment opportunities outside Argentina as long as they offer attractive investment and development options. Our International segment had assets of Ps.572 million and Ps.145 million as of June 30, 2017 and 2016, respectively, representing 1.3% and 0.4% of our operating assets for the Operations Center in Argentina for such years.Our International segment generated operating losses of Ps.51 million and operating income of Ps.53 million for the fiscal years ended June 30, 2017 and 2016, respectively, representing 1% and 0.3% of our consolidated operating income for the Operations Center in Argentina for such years, respectively.

Our "Financial Operations and Others" segment primarily includes the financial activities carried out by Banco Hipotecario and Tarshop S.A. (“Tarshop”)and other residual financial operations and corporate expenses related to the Operations Center in Argentina. As of June 30, 2017, our investment in Banco Hipotecario generated income of Ps.83 million. Tarshop is a company specialized in the sale of consumer financing products and cash advances to non-banking customers. Our Financial Operations and Others segment had assets of Ps.1,941 million and Ps.1,703 million as of June 30, 2017 and 2016, respectively, representing 4.3% of our operating assets for the Operations Center in Argentina for both dates. Our Financial Operations and Others segment generated operating losses of Ps.119 million and operating income of Ps.80 million for the fiscal years ended June 30, 2017 and 2016, respectively, representing 1.8% and 0.4% and of our consolidated operating income for the Operations Center in Argentina for such years.

Operations Center in Israel

We operate our business in Israel through five reportable segments, namely "Real Estate," "Supermarkets," "Telecommunications," "Insurances" and "Others" as further described below:

Our "Real Estate" segment includes mainly assets and operating income derived from business related to the subsidiary PBC. PBC is engaged, independently and through its subsidiaries and associate companies, some of which are public companies, in various areas of the real estate industry in Israel and abroad. The main operating segments of PBC include the revenue-generating properties segment - its core activity, and the residential construction segment. PBC is also engaged in the agriculture segment. Our Real Estate segment had operating assets (liabilities), net of Ps.15,327 million and Ps.11,102 million as of June 30, 2017 and 2016, representing 64.6% and 76.7% of our operating assets for the Operations Center in Israel at such years, respectively. Our Real Estate segment generated operating income of Ps.2,670 million and Ps.878 million for the fiscal years ended June 30, 2017 and 2016, respectively, representing 79.3% and 96.5% of our consolidated operating income for the Operations Center in Israel for such years, respectively.

Our "Supermarkets" segment includes assets and operating income derived from the business related to the subsidiary Shufersal. Shufersal operates both directly and through its investee corporations, and owns the largest supermarket chain in Israel in terms of sales volume. Our Supermarkets segment had operating assets (liabilities), net of Ps.9,282 million and Ps.5,826 million as of June 30, 2017 and 2016, representing 39.1% and 40.2% of our operating assets for the Operations Center in Israel at such years, respectively. Our Supermarkets segment generated operating income of Ps.1,724 million and Ps.411 million for the fiscal years ended June 30, 2017 and 2016, respectively, representing 51.2% and 45.2%of our consolidated operating income for the Operations Center in Israel for such years, respectively.

Our "Telecommunications" segment includes assets and operating income derived from the business related to our subsidiary Cellcom. Cellcom is a provider of communication services, which offers to its customers primarily mobile communication services, landline telephone services, international telephone services, internet connectivity services and associated services, and beginning in December 2014, also television over internet services. Our Telecommunications segment had operating assets (liabilities), net of Ps.6,616 million and 5,688 million as of June 30, 2017 and 2016, representing 27.9% and 39.3% of our operating assets for the Operations Center in Israel at such years, respectively. Our Telecommunications segment generated operating losses of Ps.253 million and Ps.71 million for the fiscal years ended June 30, 2017 and 2016, respectively, representing 7.5% and 7.8% of our consolidated operating income for the Operations Center in Israel for such years, respectively.

Our "Insurance" segment includes the investment in Clal. Clal is a holding company which is primarily engaged in the insurance, pension and provident funds segments, and in the holding of assets and real and other related businesses (such as insurance agencies), and which constitutes one of the largest insurance groups in Israel. Our Insurance segment had operating assets (liabilities), net of Ps.8,562 million and Ps.4,602 million as of June 30, 2017 and 2016, representing 36.1% and 31.8% of our operating assets for the Operations Center in Israel at such years, respectively.

Our "Others" segment includes the assets and income derived from other diverse business activities, such as technological developments, oil and gas assets, electronics, and others. Our Others segment had operating assets (liabilities), net of Ps.(16,058) million and (12,737) million as of June 30, 2017 and 2016. Our Others segment generated operating losses of Ps.774 million and Ps.308 million for the fiscal years ended June 30, 2017 and 2016, respectively, representing 23.0% and 33.8%, of our consolidated operating income for the Operations Center in Israel for such years, respectively.

Business Strategy

As a leading company in Argentina engaged in acquiring, developing and managing real estate, we seek to (i) generate stable cash flows through the operation of our real estate rental assets (shopping malls, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, (iii) increase the productivity of our land reserves and enhance the margins of our development and sale of properties segment through partnerships with other developers, and (iv) look for opportunities abroad offering capital gain potential.

Operations Center in Argentina

Shopping Malls

Our main purpose is to maximize our shareholders’ profitability. By using our know-how in the shopping mall industry in Argentina as well as our leading position, we seek to generate a sustainable growth of cash flow and to increase the long-term value of our real estate assets.

We attempt to take advantage of the unsatisfied demand for purchase in different urban areas of the region, as well as of our customers’ purchase experience. Therefore, we seek to develop new shopping malls in urban areas with attractive prospects for growth, including Buenos Aires’ Metropolitan area, some cities in the provinces of Argentina and possibly, other places abroad. To achieve this strategy, the close business relationship we have had for years with more than 1000 retail companies and trademarks composing our selected group of tenants is of utmost importance, as it allows us to offer an adequate mix of tenants for each particular case.

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

Sales and Developments

We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering green spaces for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads and other basic infrastructure such as electric power and water, and then selling lots for the construction of residential units. After the economic crisis in 2001 and 2002, the scarcity of mortgage financing restricted the growth in middle class home purchases, and as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases. Furthermore, we seek to continue to acquire undeveloped land at attractive locations inside and outside Buenos Aires for the purpose of their appreciation for subsequent sale. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable "pipeline" of new development projects for upcoming years.

Hotels

We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and travel in Argentina. We seek to continue with our strategy to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation.

International

In this segment, we seek investments that represent an opportunity of capital appreciation potential in the long term. After the international financial crisis in 2008, we took advantage of the price opportunity in the real estate sector in the United States and invested in two office buildings in Manhattan, New York. In 2015, we sold the Madison building and we hold a 49.9% interest in a US company, whose main asset is the so-called "Lipstick" office building located in the City of New York. In addition, jointly with subsidiaries, we hold 28.7% of Condor’s voting rights. We intend to continue evaluating, on a selective basis, investment opportunities outside Argentina as long as they offer attractive investment and development options.

Financial Operations and Others

We keep our investment in Banco Hipotecario, the main mortgage-lending bank in Argentina, as we believe that we are able to reach good synergies in the long term with a developed mortgage market.

Operations Center in Israel

We develop our operations in Israel through IDBD. IDBD is a holding company, which invests (directly and indirectly) in companies, which operate in several different fields, primarily in the communication, real estate, commerce, services and insurance branches. IDBD strives to promote and maximize the value of its existing investments, and to improve them, and also to sell them in suitable cases, through influence and involvement in the majority of its subsidiaries. This effect is realized, whether through the appointment of directors on its behalf and the provision of candidates on its behalf for corporate officer positions, or through involvement in the business strategic processes of the subsidiaries.

In parallel with substantiating the control of the control group in IDBD and DIC, in early 2016, the managerial headqaurters of IDBD was replaced, including, as of the publication date of the periodic report for 2016 the joint General Manager, CFO, VP Legal Counsel, VP Accounting and Corporate Secretary, and an emphasis was placed on active management of the group.

Most of the subsidiaries of IDBD are public companies and leaders in their fields, with strong access to capital markets and to the banking system.

Discount Investments is a holding company that invests in companies which operates in a variety of fields, mainly in communications, real estate, commerce and services. DIC strives to promote and maximize the value of its existing investments until they are sold in appropriate cases. We have accepted a non-binding offer for the sale of our equity interest in DIC. Please see "- History and Development of the Company- Significant dispositions and development of business."

Real Estate

PBC’s policy is to continue to implement its growth strategy, to develop its yield bearer properties and to increase revenues from this activity, which is its main activity, by building on land, which PBC owns, and locating new investments opportunities. Concurrently, PBC will act to realize assets in which their improvement potential was fully utilized and PBC will also act to maintain a strong financial stability. In addition, on August 2017, PBC’s Board of Directors decided to begin the process of examining the realization of the PBC’s, directly and indirectly, holdings in Ispro Israeli Building Rental Company Ltd., and within this framework, to receive proposals from various parties for the acquisition of the menctioned company.

Supermarkets

Implementation of Shufersal’s strategy launched in the summer of 2014, the main elements of which are strengthening of Shufersal’s competitive position, especially in the discount segment, promotion and significant growth in Shufersal’s own brand, which includes the launch of new products in more leading categories (such as pharma and products for infants) alongside improvement in its terms of trade and relationships with its suppliers, substantial growth in sales of Shufersal Online and promotion of the digital operation, including Shufersal App, promotion of growth engines and development of specialized areas of activity, which includes, development of "Shufersal for Business" (Wholesale Sales Offers), and further implementation of the streamlining plan and changes in work procedures while saving costs.

Telecommunications

Cellcom’s business strategy is divided into the following categories:

●
Cell site construction and licensing’ Cellcom construct cell sites based on its strategy to expand the geographical coverage and improve the quality of its network and as necessary to replace other obsolete cell sites.

●
Sales and customer care - Cellcom combine their sales and customer care efforts in order to maximize sales opportunities alongside accessible and quality customer service.

●
Marketing - Cellcom marketing strategy emphasizes their position as a communications group and cellular market leader, its value for money and its provision of a comprehensive solution for their customers’ communication needs, by offering services bundles for families and for the office for small and mid-sized businesses. Cellcom aims to provide its customers with a comprehensive quality experience through the various means of communications that they use, including their mobile handset, tablet and laptop. Alongside its focus on packages for a fixed sum, Cellcom has substantially reduced the number of calling plans available to its customers, thus reducing its back office operation.

Insurance

The investment managers make use of an advanced research department and an effective trading execution, to ensure a competitive advantage in order to achieve a fair long-term yield for policy holders, maximizing income from investments in accordance with the company’s risk appetite and the structure of liabilities in the portfolios. On September 5, 2017, the Company reported that IDBD has received a non-binding offer from Huabang Financial Holdings Limited to acquire its entire stake in Clal, representative of 44.9% of its share capital. For more information, please see "-History and development of the Company-Significant dispositions and development of business."

Others

Includes the assets and income from other miscellaneous businesses, such as technological developments, tourism, oil and gas, electronics, and other sundry activities.

Overview

Operations Center in Argentina

Shopping Malls

As of June 30, 2017, we own, through our subsidiary IRSA CP, a majority interest in a portfolio of 16 shopping malls in Argentina, 15 of which are operated by us. Of our 16 shopping malls, seven are located in the City of Buenos Aires, two in the greater Buenos Aires area, and the rest located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos, operated by a third party, in the City of Córdoba, La Ribera Shopping in Santa Fe, through a joint venture, and Alto Comahue in the City of Neuquén).

The shopping malls we operate comprise a total of 341,289 square meters (3,673,604 square feet) of gross leasable area. Total tenant sales in our shopping malls, as reported by retailers, were Ps.34,426 million for the fiscal year ended June 30, 2017 and Ps.28,854 million for fiscal year ended June 30, 2016, representing an increase of 19.3%. Tenant sales at our shopping malls are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

For the fiscal year ended June 30, 2017, our shopping malls welcomed 105.8 million visitors and for the fiscal year ended June 30, 2016, total visitors was 112.3 million.

Total Number of Visitors Per Fiscal Year at our Shopping Malls

(in millions)

The following table shows certain information concerning our shopping malls as of June 30, 2017:

Shopping malls	Date ofacquisition/development	Location	GLA(sqm)(1)	Numberof stores	Occupancyrate(2)	Ourownershipinterest	Rental revenue
					(%)	(%)	(in thousands of Ps.)
Alto Palermo	Dec-97	City of Buenos Aires	18,945	143	99.3	100.0	507,048
Abasto Shopping(3)	Nov-99	City of Buenos Aires	36,795	171	96.8	100.0	542,219
Alto Avellaneda	Dec-97	Buenos Aires Province	36,063	136	99.3	100.0	343,930
Alcorta Shopping	Jun-97	City of Buenos Aires	15,613	113	98.1	100.0	238,355
Patio Bullrich	Oct-98	City of Buenos Aires	11,760	91	97.6	100.0	145,803
Buenos Aires Design	Nov-97	City of Buenos Aires	13,697	62	97.2	53.7	55,837
Dot Baires Shopping	May-09	City of Buenos Aires	49,499	158	99.9	80.0	332,968
Soleil Premium Outlet	Jul-10	Buenos Aires Province	15,227	79	100.0	100.0	115,468
Distrito Arcos	Dec-14	City of Buenos Aires	14,692	67	100.0	90.0	120,351
Alto Noa Shopping	Mar-95	Salta	19,059	90	99.4	100.0	88,515
Alto Rosario Shopping(4)	Nov-04	Santa Fe	31,807	150	99.6	100.0	247,190
Mendoza Plaza Shopping	Dec-94	Mendoza	42,867	142	97.1	100.0	148,239
Córdoba Shopping Villa Cabrera	Dec-06	Córdoba	15,445	108	98.1	100.0	87,752
La Ribera Shopping(5)	Aug-11	Santa Fe	10,054	68	97.6	50.0	28,293
Alto Comahue	Mar-15	Neuquén	9,766	104	96.4	99.9	58,164
Patio Olmos(6)	Sep-07	Córdoba	—	—	—	—	—
Total			341,289	1,682	98.5		3,060,134

(1) Gross leasable area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area.
(3) Excludes Museo de los Niños (3,732 square meters).
(4) Excludes Museo de los Niños (1,261 square meters).
(5) Owned through our joint venture NPSF.
(6) We own the historic building in the province of Cordoba where Patio Olmos shopping is located, which mall is operated by a third party.

The following table sets forth total rental income for each of our 16 shopping malls for the periods indicated:

	For the fiscal years ended June 30, (2)
	2017	2016	2015
	(in thousands of Ps.)
Alto Palermo	507,048	413,815	310,717
Abasto Shopping	542,219	403,231	313,323
Alto Avellaneda	343,930	279,949	208,515
Alcorta Shopping	238,355	193,959	149,318
Patio Bullrich	145,803	123,395	104,142
Buenos Aires Design	55,837	47,160	37,950
Dot Baires Shopping	332,968	271,411	210,121
Soleil Premium Outlet	115,468	84,615	61,026
Distrito Arcos	120,351	81,252	27,426
Alto Noa Shopping	88,515	75,724	52,342
Alto Rosario Shopping	247,190	189,335	145,762
Mendoza Plaza Shopping	148,239	124,118	95,214
Córdoba Shopping Villa Cabrera	87,752	70,302	56,286
La Ribera Shopping(1)	28,293	21,884	15,255
Alto Comahue	58,164	49,611	16,347
Total	3,060,134	2,429,763	1,803,743

(1)
Through our joint venture NPSF
(2)
Includes Base Rent, Percentage Rent, Admission Rights, Fees, Parking, Commissions, Revenues from non-traditional advertising and Others.

The following table sets forth our revenues from cumulative leases by revenue category for the periods presented:

	For the fiscal year ended June 30,
	2017	2016	% Change
	(in thousands of Ps.)
Base Rent(1)	1,685,900	1,261,418	33.7
Percentage Rent	637,323	599,033	6.4
Total Rent	2,323,223	1,860,451	24.9
Admission rights	262,489	207,531	26.5
Fees	47,697	37,593	26.9
Parking	192,750	153,213	25.8
Commissions	122,389	105,013	16.5
Revenues from non-traditional advertising	63,001	59,984	5.0
Others	48,588	5,977	712.8
Revenues before Expenses and Collective Promotion Fund	3,060,134	2,429,763	25.9
Expenses and Collective Promotion Fund	1,375,915	1,101,251	24.9
Total(2)	4,436,049	3,531,014	25.6

(1)
Includes Ps.209.2 million in revenues from stands operating at our shopping malls.
(2)
Does not include Patio Olmos.

Tenant retail sales

Total sales by our shopping mall tenants, as reported by retailers, increased 19.3%, to Ps.34,426 million for the period ended June 30, 2017 from Ps.28,854 million for period ended June 30, 2016. Tenant sales at our shopping malls are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

The following table sets forth the total retail sales of our shopping mall tenants for the periods indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in millions of Ps.)
Alto Palermo	4,169	3,499	2,662
Abasto Shopping	4,604	4,043	3,150
Alto Avellaneda	4,344	3,776	2,913
Alcorta Shopping	2,207	1,899	1,475
Patio Bullrich	1,236	1,061	889
Buenos Aires Design	537	414	326
Dot Baires Shopping	3,748	3,254	2,571
Soleil	1,726	1,282	938
Distrito Arcos	1,455	962	340
Alto Noa Shopping	1,587	1,325	1,069
Alto Rosario Shopping	3,175	2,627	1,952
Mendoza Plaza Shopping	2,734	2,369	1,907
Córdoba Shopping	1,178	991	756
La Ribera Shopping(1)	771	634	398
Alto Comahue(2)	954	717	182
Total	34,426	28,854	21,526

(1)
Owned by Nuevo Puerto Santa Fe S.A., in which we are a joint venture partner.
(2)
Opened on March 17, 2015.

The following chart depicts aggregate gross sales for the fiscal years represented of our shopping mall tenants.

Aggregate Gross Sales per Fiscal Year

(in millions of Ps.)

Total sales by type of business

The following table sets forth the retail sales of our shopping mall tenants by type of business for the periods indicated:

	For the fiscal years ended June 30,
	2017	2016	2015
	(in millions of Ps.)
Anchor Store	1,875	1,590	1,299
Clothing and footwear	18,463	15,156	11,125
Entertainment	1,178	1,021	741
Home	957	784	617
Restaurant	3,671	2,723	1,938
Miscellaneous	3,963	3,368	2,589
Services	255	351	223
Electronic appliances	4,064	3,861	2,994
Total	34,426	28,854	21,526

Occupancy rate

The following table sets forth the occupancy rate expressed as a percentage of gross leasable area of each of our shopping malls for the periods indicated:

	As of June 30,
	2017	2016	2015
	(%)
Abasto Shopping	96.8	99.8	100.0
Alto Palermo	99.3	99.5	99.7
Alto Avellaneda	99.3	100.0	99.9
Alcorta Shopping	98.1	89.1	100.0
Patio Bullrich	97.6	99.1	100.0
Alto Noa	99.4	100.0	100.0
Buenos Aires Design	97.2	95.7	94.6
Mendoza Plaza	97.1	95.2	96.1
Alto Rosario	99.6	100.0	97.9
Córdoba Shopping Villa Cabrera	98.1	99.2	99.8
Dot Baires Shopping	99.9	100.0	99.7
Soleil Premium Outlet	100.0	100.0	99.4
La Ribera Shopping	97.6	99.3	99.3
Distrito Arcos(1)	100.0	97.0	97.3
Alto Comahue(2)	96.4	96.6	94.2
Total	98.5	98.4	98.7

(1)
Opened on December 18, 2014.
(2)
Opened on March 17, 2015.

The following chart depicts the average occupancy rate for all our shopping malls for each fiscal year presented:

Shopping Malls—Occupancy rates (%) per fiscal year

Rental price

The following table shows the annual average rental price per square meter for the periods indicated:(1)

	For the fiscal years endedJune 30,
	2017	2016	2015
	(in Ps.)
Abasto Shopping	14,736	9,964	7,755
Alto Palermo	26,765	21,819	15,898
Alto Avellaneda	9,537	7,801	5,677
Alcorta Shopping	15,267	12,217	9,675
Patio Bullrich	12,399	10,473	8,950
Alto Noa Shopping	4,644	3,977	2,744
Buenos Aires Design	4,077	3,403	2,733
Mendoza Plaza	3,458	2,952	2,264
Alto Rosario Shopping	7,772	6,299	4,915
Córdoba Shopping Villa Cabrera	5,682	4,512	3,672
Dot Baires Shopping	6,727	5,468	4,215
Soleil Premium Outlet	7,583	6,048	4,361
La Ribera Shopping	2,814	2,222	1,564
Distrito Arcos(2)	8,192	7,274	2,262
Alto Comahue(3)	5,956	5,017	1,729

(1)
Corresponds to consolidated annual accumulated rental prices divided by gross leasable square meters. Does not include income from Patio Olmos.
(2)
Opened on December 18, 2014.
(3)
Opened on March 17, 2015.

Lease expirations

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2017, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration:

	As of June 30, 2017
Expiration (2)	Number of agreements/stores	Square meters due to expire(2)(3)	Due to expire(%)	Amount of lease payments(in thousands of Ps.)(3)	Agreements(%)
Vacant stores	59	13,141	3.9
2017(1)	360	66,577	19.4	308,613,566	22.2
2018	460	89,732	26.3	423,644,277	30.5
2019	516	114,262	33.5	410,043,421	29.5
2020 and subsequent years	287	57,577	16.9	248,712,291	17.8
Total(2)	1,682	341,289	100.0	1,391,013,556	100%

(1)
Includes vacant stores as of June 30, 2017. A lease may be associated with one or more stores.
(2)
Does not reflect our ownership interest in each property.
(3)
Reflects the annual Base Rent of agreements due to expire as of June 30, 2017.

Five largest tenants of the portfolio

The five largest tenants of the portfolio (in terms of sales) conforms approximately 14.6% of their gross leasable area as of June 30, 2017 and represent approximately 9.2% of the annual base rent for the fiscal year ending on June 30, 2017.

New leases and renewals

The following table shows certain information about our lease agreements as of June 30, 2017:

				Average annual baserent per sqm (Ps.)
Type of business	Number of agreements	Annual base rent amount(in millions of Ps.)	Annual admission rights amount(in millions of Ps.)	New and renewed	Former agreements	Number of non-renewed agreements(1)	Non-renewed agreements(1)annual base rent amount (in millions of Ps.)
Clothing and footwear	132	19.1	21.7	1,461.8	1,103.6	843	117.3
Restaurant	15	1.5	1.3	1,154,7	803.9	198	21.7
Miscellaneous(2)	27	3.6	7.8	1,111.7	824.4	248	34.2
Home	21	2.1	2.2	693.4	620.7	71	7.2
Services	1	0.0	0.0	790.2	1,865.9	67	4.3
Entertainment	2	0.5	0.1	93.3	70.5	25	5.6
Total	198	27.0	33.1	5,305.1	5,289	1,452	190.3

(1)
Includes vacant stores as of June 30, 2017. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)
Miscellaneous includes anchor store.

Principal Terms of our Leases

Under the Argentine Civil and Commercial Code lease terms may not exceed 20 or 50 years, except for leases regulated by Law No. 25,248 which states leases on real property are not subject to term restrictions. Generally, terms of our lease agreements range from three to ten years.

Leasable space in our shopping malls is marketed through an exclusive arrangement with our wholly owned subsidiary and real estate broker Fibesa S.A., or “Fibesa.” We use a standard lease agreement for most tenants at our shopping malls, the terms and conditions of which are described below. However, our largest or “anchor” tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which generally ranges between 3% and 10% of tenant’s gross sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 21% and 25% on an annual and cumulative basis from the thirteenth (13th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements.

In addition to rent, we charge most of our tenants an admission right, which must be paid upon execution of the lease agreement and upon its renewal. The admission right is normally paid as a lump sum or in a small number of monthly installments. If the tenants pay this fee in installments, the tenants are responsible for paying the balance of any such unpaid amount if they terminate the lease prior to its expiration. In the event of unilateral termination and/or resolution for breach by the tenants, tenants will not be refunded their admission payment without our consent. We lease our stores, kiosks and spaces in our shopping malls through our wholly-owned subsidiary Fibesa. We charge our tenants a fee for the brokerage services, which usually amounts to approximately three months of the Base Rent plus the admission right.

We are responsible for providing each shopping mall rental unit with electricity, a main telephone switchboard, central air conditioning and a connection to a general fire detection system. We also provide the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all necessary installations within its rental unit, in addition to paying direct related expenses, including electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total expenses and general taxes related to common areas. We determine this percentage based on different factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

We carry out promotional and marketing activities to draw consumer traffic to our shopping malls. These activities are paid for with the tenants’ contributions to the Common Promotional Fund, or “CPF,” which is administered by us. Tenants are required to contribute 15% of their rent (Base Rent plus Percentage Rent) to the CPF. We may increase the percentage tenants must contribute to the CPF with up to 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each extraordinary contribution may not exceed 25% of the tenant’s preceding monthly lease payment.

Each tenant leases its rental unit as a shell without any fixtures and is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. We have the option to charge the tenant for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must cover, among other things, damage caused by fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Control Systems

We have computer systems equipped to monitor tenants’ sales (except stands) in all of our shopping malls. We also conduct regular audits of our tenants’ accounting sales records in all of our shopping malls. Almost every store in our shopping malls has a point of sale that is linked to our main server. We use the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of our shopping mall lease agreements require the tenant to have its point of sale system linked to our server.

Competition

Given that most of our shopping malls are located in densely populated areas, there are competing shopping malls within, or in close proximity to, our target areas. The number of shopping malls in a particular area could have a material effect on our ability to lease space in our shopping malls and on the rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoningrestrictions in the City of Buenos Aires, it is difficult for other companies to compete with us in areas through the development of new shopping malls. Our principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2017.

Entity	Shopping malls	Location(1)	GLA	Stores	GLA at national level(2)	Market share(3)
					(%)	(%)
IRSA CP	Abasto de Buenos Aires(5)	CABA	36,795	171	2.98	2.35
	Alto Comahue	Neuquén	9,766	104	0.79	1.43
	Alto Palermo Shopping	CABA	18,945	143	1.54	1.96
	Buenos Aires Design(7)	CABA	13,697	62	1.09	0.81
	Dot Baires Shopping(6)	CABA	49,499	158	4.01	2.17
	Paseo Alcorta(4)	CABA	15,613	113	1.26	1.55
	Patio Bullrich	CABA	11,760	91	0.95	1.25
	Córdoba Shopping(4)	Córdoba	15,445	108	1.25	1.48
	Alto Avellaneda(4)	GBA	36,063	136	2.92	1.87
	Mendoza Plaza(4) Shopping	Mendoza	42,867	142	3.46	1.95
	Alto Rosario(4)	Rosario	31,807	150	2.57	2.06
	Alto Noa(4)	Salta	19,059	90	1.54	1.23
	La Ribera Shopping(7)	Santa Fe	10,054	68	0.80	0.91
	Distrito Arcos	CABA	14,692	67	1.18	0.92
	Soleil Premium Outlet(4)	GBA	15,227	79	1.23	1.08
Subtotal			341,289	1,682	27.56	23.02
Cencosud S.A.			277,203	1,237	22.44	16.95
Other operators			617,594	4,378	50.00	60.03
Total			1,236,086	7,297	100.00	100.00

(1)
“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the City of Buenos Aires.
(2)
Gross leasable area percentage equals the gross leasable area divided by nationwide GLA.
(3)
Maket share equals to Stores divided Total of Stores.
(4)
Includes supermarkets.
(5)
Includes Museo de los Niños.
(6)
We own 80% of the equity of PAMSA.
(7)
Our effective participation in ERSA is 53.68%, which operates the concession related to this property.

Source: Argentine Chamber of Shopping Malls.

Seasonality

Our business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business.

Offices and Others

According to Colliers International, as of March 2017, the A+ and A office inventory increased since 2016, at 1,757,659 sqm. In terms of rental availability, there was a 0.3% increase in the vacancy rate to 4.5% during the second quarter of 2017 compared to the same period the previous year. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with balanced values. According to the market segments, class A properties show a vacancy rate of 8.6% for the entire stock, while A+ properties buildings show a vacancy rate of 4.5%.

We are engaged in the acquisition and management of office buildings and other rental properties in Argentina. As of June 30, 2017, we directly and indirectly owned interests in office buildings and other rental properties, which comprised 331,571 square meters of gross leaseable area. Out of these properties, 9 were office properties, which comprised 87,920 square meters of gross leaseable area. For fiscal year 2017, we had revenues from offices and other non-shopping mall rental properties of Ps.431 million.

All our office rental properties in Argentina are located in the City of Buenos Aires. For the year ended June 30, 2017, the average occupancy rate for all our properties in the Offices and Others segment was approximately 96.2%, without considering the Philips building, acquired on June 5, 2017 as there is a loan-for-use agreement executed with the seller until January 2018.

Compared to the previous quarter, a 3.3% increase was recorded (from US$24.3 per square meter to US$25.1 per square meter). This slight increase shows a 0.3% decrease in rental prices for A+ properties (US$28.8 per square meter in the first quarter of the year 2017 against US$28.7 per square meter in the fourth quarter of the year 2016) and a 1.2% decrease in rental prices for A properties (US$23.6 per square meter in the first quarter of 2017 against US$23.3 per square meter in the fourth quarter).

The following table shows certain information regarding our office buildings, as of June 30, 2017:

	2017	2016	2015
Leasable area (square meters)	87,920	81,020	111,678
Occupancy of total portfolio (1)	96.2%	98.7%	98.1%
Rent in Ps./square meter (1)	419.3	358.4	225.8
Rent in US$/square meter (1)	25.3	24.0	24.90

(1) Excludes the Phillips Building as there is a loan-for-use agreement signed with the seller in effect until January 2018.

The following table shows certain information regarding our office buildings, as of June 30, 2017:

						Annual accumulated rental income (in millions of Ps.) (4)
	Date of Acquisition	Gross Leaseable Area (sqm) (1)	Occupancy (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.) (3)	2017	2016	2015
Offices
Edificio República (5)	04/28/08	19,885	95.2%	100.0%	9,114	112	72	62
Torre Bankboston (5)	08/27/07	14,873	100.0%	100.0%	6,408	81	56	42
Bouchard 551	03/15/07	-	-	100.0%	235	3	3	10
Intercontinental Plaza (5)	11/18/97	3,876	100.0%	100.0%	1,415	19	28	56
Bouchard 710 (5)	06/01/05	15,014	100.0%	100.0%	7,881	86	68	48
Dique IV	12/02/97	-	-	-	-	0	15	32
Maipú 1300	09/28/95	803	50.6%	100.0%	143	6	6	16
Libertador 498	12/20/95	620	100.0%	100.0%	600	7	6	2
Suipacha 652/64 (5)	11/22/91	11,465	86.3%	100.0%	2,470	30	22	16
Dot Building (5)	11/28/06	11,242	100.0%	80.0%	4,345	50	31	27
Philips Building (5)	06/05/17	10,142	-	100.0%	-	-	-	-
Subtotal Offices		87,920	96.2%	N/A	32,611	394	307	311

Other Properties
Santa María del Plata S.A	10/17/97	116,100	91.4%	100.0%	988	12	12	-
Nobleza Piccardo (6)	05/31/11	109,610	94.0%	50.0%	1,775	13	2	8
Other Properties (7)	N/A	17,941	N/A	N/A	1,317	13	11	7
Subtotal Other Properties		243,651	90.0%	N/A	4,080	38	25	15

Total Offices and Others		331,571	91.5%	N/A	36,691	432	332	326

(1) Corresponds to the total leaseable surface area of each property as of June 30, 2017. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leaseable area as of June 30, 2017.
(3) The lease agreements in effect as of June 30, 2017 were computed for each property.
(4) Corresponds to total consolidated lease agreements.
(5) Through IRSA CP.
(6) Through Quality Invest.
(7) Includes the following properties: Ferro, Dot Adjoining Plot, Anchorena 665, Anchorena 545 (Chanta IV) and Intercontinental plot.

Management of office buildings

We generally act as the manager of the office properties in which we own an interest. We typically own the entire building or a substantial number of floors in the building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests based on owned area. As building manager, we handle services such as security, maintenance and housekeeping, which are generally outsourced. The cost of the services is passed through to, and paid for by, the tenants, except in the case of our units that have not been leased, if any, for which we bear the cost. We market our leasable area through commissioned brokers or directly by us.

Leases

We usually lease our offices and other rental properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law, they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Occupancy rate

The following table shows the occupancy rate of our offices for fiscal years 2017 and 2016:

	Occupancy Percentage(1)
	2017	2016
Offices
Edificio República	95.2%	100.0%
Torre Bankboston	100.0%	100.0%
Intercontinental Plaza	100.0%	100.0%
Bouchard 710	100.0%	100.0%
Suipacha 652/64	86.3%	90.7%
Dot Building	100.0%	100.0%
Maipú 1300	50.6%	100.0%
Libertador 498	100.0%	100.0%
Philips Building	-	-
Subtotal Offices	96.2%	98.7%

Annual average income per surface area as of June 30, 2015, 2016 and 2017(1)

	Annual average income per square meter(1)
	2017(1)	2016(1)	2015(1)
Offices	(Ps./sqm)
Edificio República	5,671	3,615	3,115
Torre Bankboston	5,345	3,778	2,819
Bouchard 551	0	0	-
Intercontinental Plaza	5,409	4,291	2,484
Bouchard 710	5,692	4,539	3,219
Dique IV	-	-	2,847
Maipú 1300	6,425	4,790	3,330
Libertador 498	9,739	10,464	3,149
Suipacha 652/64	2,617	1,961	1,399
Dot Building	4,463	2,778	2,439
Philips Building	-	-	-
(1)Calculated by dividing annual rental income by the gross leaseable area of offices based on our interest in each building as of June 30 for each fiscal year.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2017:

Property	Number of Agreements (1)(5)	Annual Rental Income(2)	Rental income per sqm New and Renewed(3)	Previous rental income per sqm(3)	No. of non-renewed agreements	Non-renewed agreements Annual rental income(4)
Maipú 1300	1	912,402	659	528	1	1,604,411
Av. Del Libertador 498	1	3,831,017	515	468	-	-
Intercontinental Plaza	1	8,681,505	403	388	2	3,236,708
Bouchard 710	4	19,197,834	475	473	2	7,105,419
Torre BankBoston	5	49,861,824	423	452	1	876,401
Edificio República	5	37,819,319	439	435	1	13,641,466
Dot Building	5	36,963,345	356	316	-	-
Suipacha 664	6	22,087,186	234	246	-	-
Total Offices	28	179,354,432	379	376	7	26,464,405

(1)
Includes new and renewed agreements executed in fiscal year 2017.
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

 Hotels

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, as of May 2017, overnight stays at hotel and parahotel establishments were estimated at 2.8 million, 10.5% higher than the same month the previous year. Overnight stays of resident and nonresident travelers increased by 10.3% and 11.3%, respectively. Total travelers who stayed at hotels during May 2017were 1.3 million, accounting for a 9.9% increase compared to the same month the previous year. The number of resident and nonresident travelers increased by 10.0% and 9.6%, respectively. The 1.1 million resident travelers represented 81.0% of the total number of travelers who stayed at hotels. The Room Occupancy Rate in April was 35.3%, showing a slight decline compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 25.2%, which represents a slight decrease compared to May 2016.

During fiscal year 2017, we kept our 76.34% interest in Intercontinental hotel, 80.00% interest in Sheraton Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding our luxury hotels:

						Fiscal Year Sales as of June 30 (in millions)
Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(1)	Average Price per Room Ps.(2)	2017	2016	2015
Intercontinental (3)	11/01/1997	76.34%	309	73.9%	2,216	272	195	143
Sheraton Libertador (4)	03/01/1998	80.00%	200	73.2%	1,954	151	119	94
Llao Llao (5)	06/01/1997	50.00%	205	51.6%	5,245	302	220	159
Total		-	714	67.3%	2,803	725	534	396

(1) Accumulated average in the twelve-month period.
(2) Accumulated average in the twelve-month period.
(3) Through Nuevas Fronteras S.A.
(4) Through Hoteles Argentinos S.A.
(5) Through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro

In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. Fifty percent is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from the City of San Carlos de Bariloche, and it is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, fitness facility, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compaa de Servicios Hoteleros S.A., operator, among others, of the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 205 rooms.

Hotel Intercontinental, City of Buenos Aires

In November 1997, we acquired 76.34% of the Hotel Intercontinental. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Montserrat, near the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms.

Hotel Sheraton Libertador, City of Buenos Aires

In March 1998 we acquired 100% of the Sheraton Libertador Hotel from Citicorp Equity Investment for an aggregate purchase price of US$23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

Bariloche Plot, "El Rancho", San Carlos de Bariloche, Province of Río Negro

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

In fiscal year ended June 30, 2017, revenues from the development and sale of properties segment amounted to Ps.99 million, compared to Ps.8 million posted in the fiscal year ended June 30, 2016.

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

Development	Company	Interest	Date of Acquisition	Surface area sqm	Area intended for sale sqm (1)	Area intended for construction	Sold (2)	Location
Residential properties
Available for sale
Condominios del Alto I	IRSA CP	100%	04/30/1999	-	2,082	-	100%	Santa Fe
Condominios del Alto II	IRSA CP	100%	04/30/1999	-	4,082	-	100%	Santa Fe
Caballito Nuevo	IRSA	100%	11/03/1997	-	7,323	-	100%	CABA
Barrio Chico	IRSA	100%	03/01/2003	-	2,872	-	100%	CABA
El Encuentro	IRSA	100%	11/18/1997	-	127,748	-	100%	Buenos Aires
Abril Club de Campo – Plots	IRSA	100%	01/03/1995	-	5,135	-	100%	Buenos Aires
Abril Club de Campo – Manor House (3)	IRSA	100%	01/03/1995	31,224	34,605	-	100%	Buenos Aires
Torres Jardín	IRSA	100%	07/18/1996	-	-		-	CABA
Horizons	IRSA	50%	01/16/2007	-	60,232	-	100%	Buenos Aires
Intangible – Receivable units					-
Beruti (Astor Palermo) (4)	IRSA CP	100%	06/24/2008	-	2,170	-	-	CABA
Caballito Manzana 35 (11)	IRSA	100%	10/22/1998	-	6,952	-	-	CABA
CONIL - Güemes 836 – Mz. 99 and Güemes 902 – Mz. 95 and Retail Stores	IRSA CP	100%	07/19/1996	1,389	-	5,994	-	Buenos Aires
Canteras Natal Crespo (2 commercial parcels)	IRSA	-	-	40,333	-	-	100%	Córdoba
Isla Sirgadero	IRSA	100%	02/16/2007	826,276	-	N/A	100%	Santa Fe
Pereiraola (Greenville)	IRSA	100%	04/21/2010	-	39,634	-	-	Buenos Aires
Subtotal Residential properties				899,222	292,835	5,994
Land Reserves
Pilar R8 Km 53	IRSA	100%	05/29/1997	74,828	-	-	-	Buenos Aires
Pontevedra	IRSA	100%	02/28/1998	730,994	-	-	-	Buenos Aires
Mariano Acosta Plot	IRSA	100%	02/28/1998	967,290	-	-	-	Buenos Aires
Merlo	IRSA	100%	02/28/1998	1,004,987	-	-	-	Buenos Aires
San Luis Plot	IRSA	50%	03/31/2008	3,250,523	-	-	-	San Luis
Subtotal Land reserves				6,028,622	-	-
Future Developments
Mixed Uses
UOM Luján (5)	IRSA CP	100%	05/31/2008	1,160,000	-	N/A	N/A	Buenos Aires
La Adela	IRSA	100%	08/01/2014	10,580,000	-	-	N/A	Buenos Aires
Predio San Martin (Ex Nobleza Piccardo) (6)	IRSA CP	50%	05/31/2011	159,995	-	500,000	N/A	Buenos Aires
Puerto Retiro	IRSA	50%	05/18/1997	82,051	-	N/A	N/A	CABA
Solares Santa María (7)	IRSA	100%	07/10/1997	716,058	-	N/A	N/A	CABA
Residential							-
Coto Abasto Air Space	IRSA CP	100%	09/24/1997	-	-	21,536	N/A	CABA
Neuquén – Residential parcel	IRSA CP	100%	07/06/1999	13,000	-	18,000	N/A	Neuquén
Uruguay Zetol	IRSA	90%	06/01/2009	152,977	62,756	-	N/A	Uruguay
Uruguay Vista al Muelle	IRSA	90%	06/01/2009	102,216	62,737	-	N/A	Uruguay

Retail
Caballito Shopping plot (8)	IRSA CP	100%	-	23,791	-	N/A	N/A	CABA
Building Annexed to Dot	IRSA CP	80%	-	15,881	-	47,643	N/A	CABA
Offices
Philips Adjoining plots - Offices 1 and 2	IRSA CP	80%	11/28/2006	12,800	-	38,400	N/A	CABA
Baicom (10)	IRSA	50%	12/23/2009	6,905	-	34,500	N/A	CABA
Intercontinental Plaza II (9)	IRSA CP	100%	02/28/1998	6,135	-	19,598	N/A	CABA
Catalinas Norte Plot	IRSA	100%	12/17/2009	3,649	-	35,468	13%	CABA
Subtotal Future Developments				13,035,458	125,493	715,145
Total Land Reserves				19,963,302	418,328	721,139

(1)
Saleable Area means the housing square meters proper, excluding parking and storage spaces. It is recorded at 100%, before making any sales.
(2)
% Sold includes those sale transactions for which there is a Preliminary Sales Agreement, Possession or a Title Deed executed. Includes housing square meters only, excludes parking and storage spaces.
(3)
Saleable Area includes 31,224 sqm of the plot and 4,712.81 total sqm of the Manor House (discounting 1,331.76 sqm of Ground Floor).
(4)
Saleable Area excludes 171 commercial parking spaces to be received and the units as compensation.
(5)
Mixed Used Feasibility requested, pending provincial approval.
(6)
Since January 2016, the plot has been subject to a regulation called “CP” (Comercial Principal), this regulation allows the development of at least 500,000 sqm for mixed uses (Commercial, Residential Properties, etc.)
(7)
Feasibility requested for 716,058 buildable square meters, pending approval from the Legislative body of the City of Buenos Aires.
(8)
Draft project of 71,374 buildable square meters, pending approval of zoning parameters.
(9)
 6,135 sqm of surface area correspond to the parcel, which includes Intercontinental I and II.
(10)
 On July 19, 2017, the Company sold land reserve which was owned by Baicom. For more information, please se “Recent developments – Sale of BAICOM land reserve.”
(11) As a consequence of the unfavorable rulings rendered by lower courts and appellate courts, the Company and TGLT reached a settlement agreement dated December 30 2016, whereby they agree to provide a deed for the revocation of the barter agreement entered into 2011, after TGLT resolves certain issues.

Residential Properties (available for sale)

In the residential market, we acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located near shopping malls and hypermarkets or those to be constructed. We then develop multi-building high-rise complexes targeting the middle- and high- income market. These are equipped with modern comforts and services, such as open "green areas," swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings no longer in use located in densely populated middle and upper-middle income areas. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Condominios del Alto II – City of Rosario, Province of Santa Fe (IRSA CP)

As of June 30, 2017, works in parcel H have been completed; all units under the barter agreement have been received and 11 parking spaces are available for sale.

Barrio Chico – City of Buenos Aires

This is a unique Project located in Barrio Parque, an exclusive residential area in the City of Buenos Aires. During May 2006, the commercialization of the project was launched with successful results. The image of the product was originally developed under the name “Barrio Chico” through advertisements in the most important media. As of June 30, 2017, the project has been completed and 2 parking spaces are yet to be sold.

El Encuentro - Benavidez, Tigre – Province of Buenos Aires

In the district of Benavidez, Municipality of Tigre, 35 kilometers north of downtown Buenos Aires, there is a 110-hectare gated residential complex known as “El Encuentro,” consisting of a total of 527 lots and a total saleable area of 610,785.15 sqm with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. As of June 30, 2017, marketing of the project has been completed.

Horizons, Vicente López, Olivos, Province of Buenos Aires.

The IRSA-CYRELA Project, developed over two adjacent blocks, was launched in March 2008 under the name Horizons. Horizons is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings, the “Río” complex, and the other one, facing Libertador Avenue, consists of three 17-floor buildings, it is known as the “Parque” complex, thus totaling 59,000 square meters built of saleable area distributed in 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, mansion with spa, sauna, gym, children room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2017, the project was fully built and 2 apartments and 2 parking spaces are pending execution of the title deed. The stock available for sale consists of 1 parking space and 30 storage spaces.

Intangibles – Units to be received under barter agreements

Beruti Plot – City of Buenos Aires (IRSA CP)

On October 13, 2010, we and TGLT entered into an exchange agreement in connection with a plot of land located at Beruti 3351/59 in the City of Buenos Aires for cash and 2,170 square meters in future residential apartments to be constructed by TGLT on the plot. In accordance with the terms of the agreement, TGLT will transfer to us (i) certain units to be determined, representing 17.33% of the aggregate surface of the residential space, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces, (iii) all the commercial parking spots in the future building and (iv) the sum of US$10.7 million. To ensure performance of the obligations assumed by TGLT under the deed of sale, a mortgage over the property was granted in our favor.

On December 30, 2016, we and TGLT signed the possession certificate for 36 residential apartments totaling 2,413 square meters, 32 residential parking spaces, and 171 commercial parking spaces. As of June 30, 2017, we assigned the possession of 22 residential apartments in exchange for of US$6.2 million and five apartments in exchange for US$1.8 million.

Caballito Plot – City of Buenos Aires

On June 29, 2011, the Company and TGLT, a residential developer, entered into an agreement to barter a plot of land located in Méndez de Andes street in the neighborhood of Caballito in the City of Buenos Aires for cash and future residential apartments to be constructed by TGLT on the mentioned land. TGLT plans to construct an apartment building with parking spaces.The value of the transaction was agreed upon US$12.8 million and consisted on a payment in cash of US$0.2 million (US$159,375) and the transfer to IRSA: (i) a number of apartments to be determined representing 23.10% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 21.10% of total square meters of parking space; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, representing 21.10% of square meters of storage space. TGLT is committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months. TGLT mortgaged the land in favor of IRSA as guarantee.

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

Conil – Avellaneda, Province of Buenos Aires (IRSA CP)

These plots of the Company face Alto Avellaneda shopping mall, totaling 2,398 sqm distributed in two opposite corners and according to urban planning standards, around 6,000 sqm may be built. Its intended use, either through an own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a barter deed was executed for the purpose of developing a residential project and as consideration for it, the Company will receive 1,389 sqm of retail stores located on the ground floors of blocks 99 and 95, at Güemes 836 and Güemes 902, respectively. Delivery of the consideration for block 95 is expected to take place in January 2018, and that corresponding to block 99 is scheduled for September 2018. The barter price was US$0.7 million.

Pereiraola (Greenville), Hudson – Province of Buenos Aires

In April de 2010 we sold Pereiraola S.A., a company owner of certain lands adjacent to Abril Club de Campo that comprised 130 hectares, for US$11.7 million. The purchaser would develop a project that includes the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to the Company of 39,634 square meters of lots amounting to approximately US$3 million was included in the sale price. At present the company is marketing its 52 lots.

Canteras Natal Crespo, La Calera – Province of Córdoba

On June 26, 2013, we sold 100% of our interest in Canteras Natal Crespo S.A. representing 50% of its capital stock, to Euromayor S.A. de Inversiones for US$4,215,000 according to the following payment schedule: US$3,815,000 in cash and US$400,000 through the transfer of almost 40,000 sqm for business purposes within the project to be developed in the site known as Laguna Azul. Delivery of the non-monetary consideration is pending.

Land Reserves and developments properties

Other Land Reserves – Pilar, Pontevedra, Mariano Acosta, Merlo and San Luis Plots

We grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 14 million sqm.

Isla Sirgadero

On September 3, 2015, the entire property was sold to several companies for US$3.9 million, payable in 16 quarterly installments, plus an installment in kind, land resulting from the final blueprint, equivalent to 10% of the surface area. Delivery of the non-monetary consideration is pending.

CAPEX 2017

Developments
	Greenfields		Expansions
	Polo Dot(1) (First Stage)	Catalinas(2)	Alto Palermo(3)
Beginning of Works	FY2017	FY2017	FY2017
Estimated opening date	FY2019	FY2020	FY2019
Total GLA (sqm)	32,000	35,468	4,000
Investment amount at 100% (in millions)	Ps.1,000	Ps.1,600	US$28.5
Work progress (%)	7.4%	3.0%	0%

(1)
Our ownership on the development is through PAMSA, which owns 80% of it. (subsidiary of IRSA CP).
(2)
55% of the development corresponds to the Company. 45% corresponds to our subsidiary IRSA CP.
(3)
100% of the development owned by IRSA CP.

Alto Palermo Expansion

The expansion project of the Alto Palermo shopping mall is currently expected to add approximately 4,000 square meters of gross leasable area to the shopping mall and consists of moving the food court to a third level by using the area of an adjacent building acquired in 2015. During the fiscal year 2017, the demolition stage of this expansion was finished.

First stage of Polo Dot

The project called “Polo Dot” located in the commercial complex adjacent to Dot Baires Shopping, has experienced significant growth since our first investment in the area. The total project is currently expected to consist of several office buildings (one of which may include a hotel) on land reserves owned by us and the expansion of the shopping mall by approximately 15,000 square meters of gross leasable area. At a first stage, we intend to develop an office building with a proposed area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for approximately 75% of the projected development. The construction stage of this expansion started in late 2016, and we expect that the building will become operational by late 2018. The second stage of the project is currently expected to include two office/hotel buildings that would add 38,400 square meters of gross leasable area to the complex. We have seen a significant demand for premium office spaces in this new commercial hotspot, and we believe that these buildings have attractive prospects.

Catalinas Building

The proposed building to be developed is currently expected to have approximately 35,000 square meters of gross leasable area consisting of 30 office floors and more than 300 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought after neighborhoods for premium office development in Argentina. IRCP acquired from us certain units in the building representing approximately 45% of the value of the development and we maintains the remaining 55%. On December 4, 2015, we sold to Globant S.A. 4,896 square meters corresponding to four office floors. The price for the acquisition of these units was (i) Ps.180.3 million paid at signing of the purchase agreement; (ii) US$8.6 million is payable in 12 quarterly installments that started in June 2016; and (iii) the US$3.7 million balance is due when the property deed is transferred to us. Construction work started in late 2016, and is currently expected to be completed in approximately 3 years. As of June 30, 2017, we had completed 3.0% of the construction work.

Future Developments

Mixed Use

Ex UOM – Luján, Province of Buenos Aires (IRSA CP)

This 116-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by Cresud on May 31, 2008 from Birafriends S.A. for US$3 million. In May 2012, the Company acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. Our intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, dealings are being carried out so as to change the zoning parameters, thus enabling the consummation of the project.

Ex Nobleza Piccardo Plant – San Martín, Province of Buenos Aires (IRSA CP)

On March 31, 2011, Quality Invest and Nobleza Piccardo S.A.I.C. y F., or “Nobleza Piccardo,” executed the title deed for the purchase of a plot of land extending over 160,000 square meters located in the District of San Martín, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scale for mixed-use developments. The price for the property was US$33 million.

Simultaneously with execution of the title deed, the parties entered into a lease agreement whereby Nobleza leased the whole property for a term of up to 36 months from May 2011. This lease agreement contained a clause providing for partial return of the property from month eight to month 14 from the date of execution. Prior to expiration, an extension was executed for two to six months due to expire in December 2012, and Quality Invest obtained usufruct rights to more than half the plot of land. The return of the remaining area set forth in the agreement and due to occur in May 2014 was further extended until December 31, 2014. On March 2, 2015, a certificate was executed by Nobleza and Quality Invest for full return of the property, and the contract relationship between the parties came to an end.

On May 16, 2012, the Municipality of San Martín granted a pre-feasibility permit for commercial use, entertainment, events, offices, etc., which would enable performance of a mixed-use development thereon.

Pursuant to an Ordinance enacted on December 30, 2014, a process was initiated to obtain a rezoning permit for the plot of land to be used mainly for commercial purposes, which considerably expands the uses and potential buildable square meters through new urban indicators. On January 5, 2016, a Provincial Decree was published in the Official Gazette of the Province of Buenos Aires granting its approval, and the new urban and rezoning standards thus became effective.

As approved in the Ordinance, on January 20, 2015, Quality Invest entered into a zoning agreement with the Municipality of San Martín which governs various issues related to applicable regulations and provides for a mandatory assignment of square meters in exchange for monetary contributions subject to fulfillment of certain administrative milestones of the rezoning process, the first of which (for Ps.20 million) was paid to the Municipality ten days after the execution of the aforementioned agreement.

Moreover, on June 27, 2016, the plot subdivision plan was filed with the Municipality, in compliance with another significant milestone agreed under the zoning agreement.

Currently we are working in a draft project for the development of a thematic Shopping Mall conceptualized as “Home Hipercenter” to be constructed in the existing main warehouse. The project will involve 50,000 sqm, divided into 30,000 sqm for the Shopping Mall and 20,000 sqm for parking.

Also, we are working jointly with an urban development firm in a comprehensive master plan to design the remaining areas of the facility. At present, the facility has a construction capacity of over 500,000 sqm that may be used for different commercial purposes as well as to build residential properties.

Concerning the legal framework for the development and operation of the Shopping Mall and the remaining segments, an addendum to the original Agreement was already executed is being negotiated with the Municipality of San Martín aimed at ensuringhaving ensured certain rights in favor of Quality Invest that will be essential for the consummation of the development.

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

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches issued a report stating that such Committee had no objections to our development plan and requested that the Town Treasurer’s Office render a decision concerning the scope of the development plan submitted for the project. In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the Government Chief of the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling, set forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

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

On October 30, 2012 a new agreement was executed with the Government of the City of Buenos Aires, replacing all those already executed, whereby new obligations were agreed upon between the parties for the consummation of the project. To that end, such Agreement, as well as the previous ones, shall be countersigned and approved by the Legislative Branch of the City of Buenos Aires by enacting a bill that is attached to the project. The docket containing the Bill of Law was reserved and is pending such legislative treatment. The Agreement provided that if by February 28, 2014 the Bill of Law was not enacted, it would become invalidated -current status to date.

During 2016, a new Agreement was executed with the Executive Branch of the City of Buenos Aires, including a new Bill of Law. The new Bill of Law was submitted to the Legislative Branch of the City of Buenos Aires for consideration and was approved by the relevant commissions; yet, it was reserved as it had happened in 2012, and its legislative treatment is still pending. The new Bill of Law may remain in such status during legislative year 2017.

In order to ensure the enactment of the desired law, treatment of the previous bill must be resumed or a new Agreement including a Bill of Law must be executed with the executive branch of the Government of the City of Buenos Aires, and subsequently ratified through the enactment of a Law by the Legislature of the Government of the City of Buenos Aires.

Puerto Retiro – City of Buenos Aires

During fiscal year 1998, the Company initiated negotiations with the authorities of the Government of the City of Buenos Aires in order to obtain a rezoning permit for the property, allowing a change in the use of the property and setting forth new regulations for its development.

At present, this 8.3 hectare plot of land, which is located in one of the most privileged areas of the city, near Catalinas, Puerto Madero and Retiro and is the only privately owned waterfront property facing directly Río de la Plata, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

Under the records of the proceedings for the extension of bankruptcy, Puerto Retiro requested authorization to execute both leases with the companies Los Cipreses S.A. and Flight Express S.A. for certain areas of the property acquired for a term of five years each. While authorization was granted by the lower court, the Court of Appeals in Commercial Matters reversed such decision upon request of the National Government and the receiver of Indarsa. Puerto Retiro filed an extraordinary appeal that was denied.

The Company was involved in a judicial action brought by the National Government, to which this Board of Directors is totally alien. The Management and the legal counsel to the Company believe that there are sufficient legal and technical arguments to consider that the petition for extension of the bankruptcy case will be dismissed by the court. However, in view of the current status of the action, its result cannot be predicted.

In turn, Tandanor filed a civil action against Puerto Retiro and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. In the criminal action, the claimant reported the violation by Puerto Retiro of the injunction ordered by the criminal court consisting in an order to stay (prohibición de innovar) and not to contract with respect to the property disputed in the civil action. As a result of such report, the Federal Court (Tribunal Oral Federal) No. 5 started interlocutory proceedings, and on June 8, 2017, it ordered and carried out the closing of the property that was subject to the above mentioned lease agreements with Los Cipreses S.A. and Flight Express S.A. with the aim of enforcing the referred order. As a result, the proceedings were forwarded to the Criminal Court for it to appoint the court that will investigate the alleged commission of the crime of contempt.

Our legal counsel considers that there is a chance of success of the defense of Puerto Retiro, always taking into account that this is a complex issue subject to more than one interpretation by legal scholars and case law.

Residential

Coto Residential Project (IRSA CP)

The Company owns approximately 23,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Mall in the heart of the City of Buenos Aires. The Company and Coto Centro Integral de Comercialización S.A. (“Coto”) executed and delivered a deed dated September 24, 1997 whereby the Company acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood.

In June 2016, a preliminary barter agreement was signed, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. The project will be a residential development and, as consideration, the Company will receive 3,621 square meters in apartments plus a monetary payment of US$1 million. The consideration for Torre I will be delivered by June 2021, while the consideration for Torre II will be delivered by September 2022. The value of the barter was set at US$7.5 million.

Córdoba Shopping Mall Project (IRSA CP)

The Company owns a few plots adjacent to Córdoba Shopping Mall with a construction capacity of approximately 17,300 square meters in the center of the City of Córdoba.

In May 2016, a preliminary Barter Agreement was signed for 13,500 square meters out of the total construction capacity, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. It will be a mixed residential and office project and, as part of the consideration, the Company will receive 2,160 square meters in apartments, parking spaces, plus the management of permits, unifications and subdivisions in 3 plots. The consideration will be delivered by May 2021 for Torre I and by July 2023 for Torre II. The value of the barter was US$4 million.

Neuquén Residential parcels– Neuquén, Province of Neuquén (IRSA CP)

Through Shopping Neuquén S.A., we own a plot of 13,000 sqm and a construction capacity per FOT of 18,000 sqm of residential properties in an area with significant potential. This area is located close to the recently inaugurated shopping mall, the hypermarket recently opened and a hotel to be constructed in months to come.

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

We intend to carry out an urban project consisting in the development and commercialization of 13 apartment buildings. Such project has the “urban feasibility” status for the construction of approximately 200,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol S.A. and Vista al Muelle S.A. agreed to carry out the infrastructure works for US$8 million as well as minimum amount of sqm of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

The total purchase price for Zetol S.A. was US$7 million; of which US$2 million were paid. Sellers may opt to receive the balance in cash or through the delivery of units in the buildings to be constructed in the land owned by Zetol S.A. equivalent to 12% of the total marketable meters to be constructed.

Besides, Vista al Muelle S.A. owned since September 2008 a plot of land purchased for US$0.83 million. Then, in February 2010, plots of land were acquired for US$1 million, the balance of which as of to date amounts to US$0.28 million plus interest and will be repaid in December 2014. In December 2010, Vista al Muelle S.A. executed the title deed of other plots for a total amount of US$2.66 million, of which US$0.3 million were paid. The balance will be repaid by delivering 2,334 sqm of units and/or retail stores to be constructed or in cash.

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

Retail

Caballito Plot – City of Buenos Aires (IRSA CP)

This is a property of approximately 23,791 square meters in the City of Buenos Aires, in the neighborhood of Caballito, one of the most densely populated of the city, which we purchased in November 1997. This plot would allow developing a shopping mall having 30,000 square meters, including a hypermarket, a cinema complex, and several recreation and entertainment activity areas. As of the date of this annual report construction permits are still pending and the legislature of the City of Buenos Aires hasd received in 2016 a legislative bill to approve the zoning parameters corresponding to this property which hasd been approved by the Executive Branch on the same year, currently the bill´s draft´s status at the Legislature is pending.

Dot Adjoining Plot – City of Buenos Aires (IRSA CP)

On May 3, 2012, the Government of the City of Buenos Aires, through the General Office of Zoning Interpretation (Dirección General de Interpretación Urban’stica) approved, through a pre-feasibility study, the parcel subdivision of the ex-Philips plot contingent upon the observance of the applicable building regulations in each of the resulting parcels. In addition, all the uses and parameters established under the municipal ordinance previously issued by the above mentioned authority are being observed.

On June 3, 2013, we were given notice that the Government of the City of Buenos Aires had approved the requested parcel subdivision of the ex-Philips plot. As a result, the property was divided into three parcels: 2 parcels of approximately 6,400 sqm and a parcel adjoining DOT Baires Shopping, where at present the first stage of the Polo Dot is being developed.

Offices

Philips Adjoining Plots 1 and 2 – City of Buenos Aires (IRSA CP)

These two parcels of 6,400 sqm with construction capacity of 19,200 sqm each, are at present a significant land reserve jointly with a plot where the extension of Dot Baires Shopping is planned. As a result of major developments, the intersection of Av. General Paz and the Panamerican Highway has experienced a significant growth in recent years. The project of these parcels will conclude the consolidation of this area.

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

Disposals of Investment Properties in Fiscal Year 2017

Sale of units in Intercontinental Building

IRSA Propiedades Comerciales sold 2,693 leasable square meters corresponding to three office floors and 24 parking units of Intercontinental Plaza building, with the remaining 3,876 sqm in such building being held by the company. The transaction amount was US$9 million, and has been fully collected as of June 30, 2017.

Partial sales of “Maipú 1300” building

In May 2017, 550 sqm were sold corresponding to the ground-floor store and the 23rd floor in the Maipú 1300 building, with the remaining 1,235 sqm being held by the company. The transaction amount was agreed upon in US$0.75 million for the ground-floor store and US$1.4 million for the 23th Floor.

Sale of Rivadavia 2768 building

In May 2017, the remaining footage of Rivadavia 2768 building was sold. The transaction amount was US$0.2 million.

International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) and it is named after its elliptical shape and red façade. Its gross leaseable area is approximately 58,000 sqm and consists of 34 floors.

As of June 30, 2017, the building’s occupancy rate was 95.15%, thus generating an average rent of US$69.20 per sqm.

	As of June 30,
Lipstick	2016	2017	YoY Var
Gross Leaseable Area (sqm)	58,094	58,094	-
Occupancy	97.33%	95.15%	2.18 p.p.
Rental price (US$/sqm)	66.67	69.20	3.79%

Since June 2016, various leases have been renewed, equivalent to 4,995 sqm in aggregate (53,763 sf) with an average rent of US$84 per sqm. In the same period, the entire floor 28 was occupied, with an average rent of US$87 per sqm, for a term of 11 years. The difference in the occupancy rate is explained by the release of floor 27 and floor 31.

Moreover, we successfully completed the building’s certification process and obtained the LEED EB: O&M Gold certification. The implementation of this project started in July 2015, and it has concluded with a certification that endorses the best environmental practices, transforming the building’s operational standards.

Finally, in the southern wing of the lobby there is an exhibition since September 2014 showcasing part of the work and life of the celebrated Argentine architect César Pelli. The exhibition has been conceived, designed and executed in close cooperation with César Pelli’s architectural firm.

On October 23, 2017, we communicated the extension of the term of the non-recourse debt to IRSA of Metropolitan, owner of the Lipstick Building in Manhattan, indirectly controlled by us in 49.9% for an amount of US$113.1 million. For more information, please see “Recent developments - Metropolitan’s debt refinancing.”

Investment in Condor Hospitality Trust

We maintain our investment in the Condor Hospitality Trust Hotel REIT (NASDAQ: CDOR) mainly through our subsidiary Real Estate Strategies L.P. (“RES”), in which we hold a 66.3% interest. Condor is a REIT listed in Nasdaq focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises.

In January 2017, Condor issued 150,540 new warrants in favor of RES, which are entitled to one share each, at an exercise price of US$0.001 per share and due in January 2019. The new warrants replaced the former 3,750,000 warrants which entitled their holders to one share each, at an exercise price of US$1.92 and due on January 31, 2017. In addition, the Company exercised its conversion rights in respect of the 3,245,156 Series D preferred shares (with a par value of US$10 each) held by RES, into 20,282,225 common shares of Condor (with a par value of US$0.01 per share), at the agreed conversion price of US$1.60 per share, accounting for US$32.4 million in the aggregate. At the same time, the Company received 487,738 Series E preferred shares that are convertible into common shares at US$2.13 each as from February 28, 2019, paying dividends on a quarterly basis at 6.25% per year.

Also in February, Condor’s Board of Directors approved a one-for-6.5 reverse stock split, which was carried out after the close of trading on March 15, 2017. The par value of the shares involved in the reverse stock split remained at US$0.01 each, with the conversion price of Series E preferred shares standing at US$13.845 and the exercise price of the warrants, at US$0.0065.

Subsequently, in March, Condor conducted an initial public offering pursuant to which it issued 4,772,500 new shares (including 622,500 additional shares for the exercise of a call option granted to subscribers) at a price of US$10.50 per share. The Company did not participate in the offering.

As a consequence of the aforementioned events, as of June 30, 2017, the Company held 3,314,453 common shares of Condor’s capital stock, accounting for approximately 28.5% of that company’s capital stock and votes. The Company also held 487,738 Series E preferred shares, 23,160 warrants and a promissory note convertible into 97,269 common shares (at a price of US$10.4 each).

Financial Operations and Others

Our interest in Banco Hipotecario

As of June 30, 2017, we held a 29.91% interest in Banco Hipotecario. Established in 1886 by the argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations are located in Argentina where it operates a nationwide network of 65 branches in the 23 Argentine provinces and the City of Buenos Aires, and 15 additional sales offices throughout Argentina. Additionally, its subsidiary Tarshop S.A. has 24 sales offices.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies and large corporations. As of April 30, 2017, Banco Hipotecario ranked thirteenth in the Argentine financial system in terms of shareholders’ equity and fifteenth in terms of total assets. As of June 30, 2017, Banco Hipotecario’s shareholders’ equity was Ps.6,681.2 million, its consolidated assets were Ps.55,261.9 million, and its net income for the twelve-month period ended June 30, 2017 was Ps.865.0 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario continues its business strategy of diversifying its loan portfolio. As a result, non-mortgage loans increased from Ps.14,845.9 million as of December 31, 2014 to Ps.17,944.7 million as of December 31, 2015, from Ps.24,305.4 million as of December 31, 2016 to Ps.28,147.3 million as of June 30, 2017, increasing the interest in the aggregate loan portfolio to the non-financial private sector (without considering mortgage loans) from 84.1% as of December 31, 2014 to 89.9% as of June 30, 2017. Non-performing loans represented 2.9% of its total portfolio as of June 30, 2017.

Furthermore, Banco Hipotecario has diversified its funding sources, by developing its presence in the local and international capital markets and increasing its deposit base. Its financial debt represented 49.4% of the total financing as of June 30, 2017.

Its subsidiaries include BACS, a bank specialized in investment banking, assets securitization and asset management, BHN Vida S.A., a life insurance company, BHN Seguros Generales S.A., a homeowners’ insurance company and Tarshop S.A., a company focused on selling consumer finance products and making cash advances to unbanked clients.

Operations Center in Israel

Investment in IDB Development Corporation

Acquisition of Control of IDBD

On May 7, 2014, the Company, acting indirectly through Dolphin, acquired, jointly with E.T.H.M.B.M. Extra Holdings Ltd. (“ETH,” company incorporated under the laws of the State of Israel) controlled by Mordechay Ben Moshé, entered into a transaction to acquire an aggregate of 106.6 million common shares in IDBD representing 53.30% of its stock capital, in the context of a debt restructuring transaction related to IDBD’s holding company, IDBH. Under the terms of the agreement, Dolphin and ETH executed a Shareholders’ Agreement and Dolphin and ETH each acquired a 50% interest in IDBD. The initial amount invested by each Company was NIS 950 million, equivalent to approximately US$272 million at the exchange rate prevailing on that date. On October 11, 2015, IFISA (a company indirectly controlled by Eduardo S. Elsztain) acquired ETH, and the directors appointed by ETH in IDBD tendered their irrevocable resignation from the Board of Directors and Dolphin became entitled to appoint new board members. Since that date, we started to consolidate IDBD into our results of operations. As of the date of this annual report, the investment made from IRSA in IDBD is US$515 million, and IRSA’s indirect equity interest reached 68.3% of IDBD’s undiluted stock capital. For additional information please see “Significant acquisitions, dispositions and development of business.”

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

The price paid for each IDBD share to holders of record as of March 29, 2016 was: (i) NIS 1.25 million in cash, resulting in a total payment of NIS 159.6 million (US$42.2 million); (ii) NIS 1.20 per share through the subscription and delivery of IDBD’s Series I bonds (“IDBD Bonds”) that was paid by Dolphin at par; therefore, it subscribed bonds for NIS 166.5 million, including the payments due to warrant holders; and (iii) the commitment to pay NIS 1.05 million (subject to adjustment) in cash if Dolphin receives authorization to assume control of Clal Insurance Company Ltd. and Clal Insurance Business Holdings Ltd. or IDBD sells its interest in Clal for a sale price per Clal share in excess of 75% of its book value Dolphin being would be required to pay approximately NIS 155.8 million (approximately US$40.8 million) in aggregate.

Any warrants held by minority shareholders that were not exercised as of March 28, 2016, would be convertible at a price equal to the difference (if positive) between NIS 2.45 and the warrant exercise price, and payable in IDBD Bonds. In addition, Dolphin made a capital contribution of NIS 348.4 million into IDBD, in exchange for a subordinated loan, convertible into shares.

As security for payment of each cash due to Clal shareholders, on March 31, 2016, Dolphin granted a pledge over 28% of the stock capital in IDBD it owns and its rights under a NIS 210 million subordinated loan made on December 1, 2015 due from IDBD. If IDBD issues new shares, additional shares shall be pledged until reaching 28% of IDBD’s total stock capital.

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

In March 2016, after the receipt of approval from the shareholders’ meeting and the warrant holders of IDBD, and approval of the Court, the Debt Settlement in IDBH was amended with respect to the undertaking to perform tender offers for shares of IDBD (the “Amendment To The Settlement”). The Amendment To The Settlement included provisions according to which Dolphin acquired from the minority shareholders all of the shares of IDBD, in a manner whereby the control group began holding 100% of the shares of IDBD, which became a debenture company (as defined in the Companies Law). The consideration to the minority shareholders for the acquired shares, and the cancellation of the undertaking to perform the aforementioned tender offers, included: (a) payment, on March 31, 2016, in cash, of NIS 1.25 per share; (b) payment, on March 31, 2016, of NIS 1.20 per share, which was paid through debentures (Series I), in an amount which was determined based on their adjusted par value, and which were issued by IDBD against the transfer by Dolphin to IDBD of an amount equal to the adjusted par value of each debenture which was issued, as stated above; and (c) an undertaking to pay a total of NIS 1.05 per share, contingent upon the sale of shares of Clal or upon the receipt of a permit for control of Clal, in accordance with the conditions which were determined in the Amendment To The Settlement. Within the framework of the Amendment To The Settlement, Dolphin injected into IDBD a total of NIS 515 million (including, inter alia a subordinated loan in the amount of NIS 15, as stated above, and including the injection of funds against the allocation of debentures (Series I) by IDBD, and any amount which was injected into the Company within the framework of the exercise of the options). On March 15, 2016 and March 31, 2016, a total if NIS 85 million and NIS 248 million, respectively, was injected into IDBD, by Dolphin, as part of the implementation of the Amendment To The Settlement, as a subordinated loan convertible into shares of IDBD. Additionally, within the framework of the Amendment To The Settlement, all of the options for shares of IDBD which were held by the public expired, and the warrant holders of IDBD received payments or rights to payments in accordance with the alternatives which were determined in the Amendment To The Settlement. For additional infornation please see “Significant acquisitions, dispositions and development of business.”

Within the Operations Center in Israel, the Company operates in the following segments:

Real Estate

PBC has extensive activities in the revenue-generating properties segment in Israel and in the United States, within the framework of two operating segments which are reported as separate operating segments of PBC- the yield bearer property segment in Israel and abroad, and the Residential construction segment in the in Israel and abroad. Moreover, PBC deals with the in agriculture, which is not material to IDBD. As of the reporting date, PBC owns areas intended for rent, in Israel, at a scope of approximately 1,160,000 square meters (as compared with approximately 1,110,000 square meters as of December 31, 2015), revenue-generating properties in the United States - the HSBC Tower in New York with an area of approximately 80,000 square meters, and the Tivoli project in Las Vegas, with an area of approximately 31,000 square meters (the share of PBC), as well as land reserves with associated building rights at a scope of approximately 655,000 square meters, which are intended for the construction of revenue-generating properties in Israel, most of which include approved rights in accordance with the relevant zoning plan. The construction on these lands will be performed in accordance with demand.

The revenue-generating areas of PBC in Israel and in the United States are used for various uses, of which the primary ones are as follows:

●
Areas rented for the use of offices and high tech industries (“Office and Hi-Tech Uses”).

The areas of PBC which are leased for Office and Hi-Tech Uses in Israel are divided into two main types:

Business parks and office buildings for hi-tech industries. PBC has expertise in the provision of solutions for the special requirements of this industry, and builds designated buildings which are adjusted to the needs of the lessees, and also provides management services for those buildings.

Office buildings. The office buildings of PBC are located in high demand areas, and most are leased, at high occupancy rates, to lessees which are mostly large, stable companies, some international, generally for long lease periods. Areas for office use are characterized by areas used as parking lots, which constitute an inseparable part of the buildings. In the foreign activities of PBC, the main property for office use is the HSBC Tower on Fifth Avenue in New York.

●
Areas rented for industry, workshop, logistics and storage uses (“Industry and Logistics Uses”).

Areas for Industry and Logistics Uses in Israel are characterized by areas with a large single space, service yards and large operational areas. In light of the rent which can be collected for areas of this kind, which is relatively low, and the fact that their construction generally requires construction on large areas of land, PBC concentrates, as do other companies operating in the segment, most of its industrial areas in periphery areas and in areas located close to airports and seaports. The turnover rate of lessees in areas for industrial use is low, and a significant part of the industrial areas of PBC are leased to lessees who have been using the same areas for many years.

●
Shopping malls, commercial centers and recreational areas (“Uses for Commercial and Recreational Centers”).

PBC’s areas which are leased to commercial and recreational centers in Israel include commercial centers, “Power Center” areas, which are located in central areas or areas near major junctions at highways from major cities, conference centers and recreational centers. The areas of PBC which are rented for commercial purposes abroad primarily include its share in the Tivoli project in Las Vegas.

Associated services in the revenue-generating properties segment in Israel.

PBC also provides management and maintenance services, primarily to lessees in areas which are used for office and commercial purposes.

Geographical distribution

PBC divides its properties into two main regions - Israel and the United States, and five sub-regions: in Israel - North, Center and South; in the United States - Northeast and West.

According to the assessment of PBC, the difference between the regions in Israel is primarily due the fact that, in Central Israel, rent is significantly higher than the average rent in Northern and Southern Israel. The common uses in Central and Northern Israel are offices, hi-tech and commerce, while in Southern Israel most properties are used for logistics and industry, as well as commerce.

In the United States, the properties of PBC are located in various states, with different economic characteristics. According to the assessment of PBC, the difference between the regions in the United States is primarily due to the fact that the average rent in the Northeast United States is significantly higher than the average rent in Western United States, primarily due to the different locations and uses (luxury office and commercial buildings in the Northeastern United States, as compared with commercial centers in occupancy and positioning processes in Western United States), as well as the location of the properties (the centers of large cities such as New York in the Northeastern United States, as compared with their locations in residential neighborhoods in the Western United States).

However, even within each region (both in Israel and in the United States), there are differences between the various sites, as well as difference, in some cases, between the various properties in each site, due to the type of property, the different designation of each property, the age of the property, its physical condition, etc.

Mix of lessees

The revenue-generating properties segment is characterized by a wide variety of customers, including large and small companies and business customers, as well as private customers.

PBC engages with its customers mostly through medium and longer term rental contracts, and in general, rental contracts in Israel involve unprotected leases, and rent linked to the consumer price index. The policy of PBC is to engage, as much as possible, in long term contracts with high-quality lessees.

The agreements with respect to areas which are built according to the designated construction method in Israel are characterized by buildings which are adapted to the specific requirements of the designated customer. In light of the relatively significant initial investment in the property, and the adjustment thereof to the lessee’s specific needs, rental agreements for buildings of this kind are signed for long periods, and generally include options for the lessee to extend the lease period. Additionally, some of the Group’s lessees perform, at their own expense, works in the areas of the leased properties, and adapt them to their needs. According to the assessment of PBC, these investments may lessen the profitability of lessees in transferring to other areas.

PBC has no major lessee whose rent paid in 2016 constituted 10% or more of the total income in the consolidated financial statements of PBC.

Presented below is a structural diagram of the primary holdings of PBC, from the perspective of IDBD, as of December 31, 2016:

Property & Building Corporation

(1)
Gav-Yam is a public company whose securities are listed for trading on the TASE. Most of Gav-Yam’s activities are in the revenue-generating properties segment, primarily hi-tech parks, business parks, offices and logistical centers, as well as construction and marketing, together with a partner, of a residential neighborhood in Haifa. On December 5, 2016, PBC sold, to several institutional entities, 14% of the issued share capital of Gav-Yam, for a gross consideration of approximately NIS 391 million. As a result, the holding rate of PBC in the issued capital of Gav-Yam decreased to approximately 55.06%. for details, see Note 3(H)(2) to the Financial Statements.
(2)
Matam is the rights holder to revenue-generating properties in Science Based Industries Park, one of the largest hi-tech industry parks in Israel, located in the southern suburbs of the city of Haifa.
(3)
Ispro is a wholly owned company of PBC, whose activities primarily include revenue-generating properties, primarily commercial centers and logistical areas.
(4)
Neveh-Gad - a private company wholly owned by PBC, whose activities are primarily in the residential construction segment.
(5)
Mehadrin is a public company whose securities are listed for trading on the TASE. Most of Mehadrin’s activities are in the agricultural segment. Hadarim Properties and Phoenix Holdings Ltd. (which holds, through a wholly owned subsidiary, 41.4% of Mehadrin) are considered to be joint holders, by virtue of the shareholders agreement between them, of approximately 86.8% of the voting rights and of the right to appoint directors in Mehadrin.
(6)
PBC International Investments was incorporated in Israel for the purpose of operating in the field of revenue-generating properties and residential construction abroad, through foreign subsidiaries and associate companies.
(7)
As of proximate to the publication date of the periodic report of 2016 of IDBD, a wholly owned subsidiary of IDBD holds the balance of IDBG’s share capital (50%). IDBG holds, together with additional investors, real estate corporations which operate in Las Vegas. The real estate corporation GW holds the rights to a commercial and office areas (which is being built in stages). Tivoli project (“GW” project) - As of proximate to the publication date of the report, IDBG holds, directly and indirectly, the entire share capital and voting rights of GW. The Tivoli project is a real estate project which is located near a prestigious neighborhood in Las Vegas, which is intended to mixed use, primarily including commercial and office areas, as a unique recreational and shopping center, and which includes three parts, with a total area of approximately 80 thousand square meters (the “Commercial Area”).The first part of the Tivoli project (“Triad A”) is open to the public. Triad A has an area of 368 thousand square feet (approximately 34 thousand square meters), which includes approximately 196 thousand square feet (approximately 18 thousand square meters) of commercial areas, and approximately 172 thousand square feet (approximately 16 thousand square meters) of office areas. Additionally, the underground parking lot of the entire commercial area is under construction. As of the end of 2016, approximately 87% of the commercial and office areas in Triad A have been rented. Proximate to the publication date of the report, GW is working to market the remainder of areas for rent. The construction of the second part of the Tivoli project (“Triad B”) has concluded, and it opened to the general public in October 2016. It includes commercial areas with an area of approximately 155 thousand square meters (approximately 14 thousand square meters), and office areas of approximately 149 thousand square feet (approximately 14 thousand square meters). Until now, rental agreements have been signed in Triad B with an anchor tenant and additional tenants, with respect to commercial areas of approximately 95 thousand square feet (approximately 9 thousand square meters), and with respect to office areas of approximately 52 thousand square feet (approximately 5 thousand square meters).The third part of the Tivoli project (“Triad C”) is planned to include commercial and office areas with an area of approximately 198 thousand square feet (approximately 18 thousand square meters). The construction of Triad C is in the planning stages, and is scheduled for implementation in accordance with progress in marketing. It is also noted that GW has rights for the construction of 300 residential units on land located near the GW project.GW has a loan from a local bank, the balance of which, as of December 31, 2016, is approximately US$59 million. The interest with respect to the aforementioned loan was set as LIBOR plus 5% per year. The repayment date of the loan was extended by an additional two years to December 31, 2018. The project is presented in the reports of GW at fair value, based on a valuation of an external independent valuer as of June 30, 2016, in the amount of US$295 million. As a result, IDBD and PBC each recorded an amortization of approximately NIS 21 million in the second quarter of 2016. Until proximate to the publication date of the report, the share of PBC in the investments in GW amounted to a total of approximately US$274 million (including a total of US$212 million with respect to loans (which bear interest of 15% per year), in accordance with the memorandum of understanding, and includes a total of US$50 million of loans, in accordance with the framework agreement.
(8)
TPD Investment Limited (in England) - PBC and DIC, through England Hotels - Property & Building Ltd. (a company wholly owned by PBC) (“Property & Building Hotels”) owns rights (20%) to TPD Investment Limited (“TPD” or the “English Company”), which primarily holds two hotels: the Hilton in London, and the Hilton in Birmingham, as well as the rights associated therewith (including approximately 1,900 hotel rooms (cumulatively) and conference halls). The aforementioned hotels are primarily geared to businesses and the conferences and conventions market, and are managed by the Hilton chain, in accordance with long term management agreements (until 2036), with options to extend the management periods. The overall acquisition cost of the Hilton London and Hilton Birmingham by TPD amounted to approximately GBP 455 million, including expenses. The acquisition cost was financed through a bank loan, which was provided by a British bank, repayable in July 2014, with no right of recourse, in the total amount of approximately GBP 395 million. The balance of the acquisition amount, as stated above, in the amount of approximately GBP 60 million, was financed from equity, where the share of PBC in equity amounted to a total of approximately GBP 16.6 million, which was given as a shareholder’s loan, and which bears annual interest of 6%. In March 2014, the English partner (the “English Partner”) in the English Company announced that refinancing had been performed, in which the English Partner announced, inter alia, to PBC, that it has the option to maintain its holdings (20%) through the provision of a shareholder’s loan in the amount of GBP 5 million, and conversion of the previous shareholder’s loan in the amount of GBP 5.6 million to capital, or alternatively, to have its holding rate diluted to 6.39%, and also stated, in its announcement, that the dilution had been effectively implemented. After the failure of the negotiations which were conducted between PBC and the additional partner with the English Partner, PBC filed, together with the additional partner, in April 2014, a claim with the Court in London, demanding that the English Partner acquire their holdings in TPD, in accordance with their market value, as will be determined by the Court, as well as additional conventional remedies in accordance with English law (the “Claim”). On March 3, 2015, the English Partner and TPD filed a motion for the receipt of an injunction against PBC and the additional partner, according to which PBC and the additional partner would refrain from performing any action in connection with the sale of the hotels, and for the receipt of damages in the amount of over GBP 100 thousand (the “Counterclaim”). PBC and the additional partner reject the assertions raised in the aforementioned motion, in all respects. In August 2015, PBC, the additional partner and their corporate officers received a statement of claim from the English Partner and from TPD, in which damages were claimed which were allegedly incurred by TPD and the English Partner, in an amount which will not fall below GBP 88.5 million (the “Statement Of Claim”). PBC rejected the statement of claim in all respects. The hearing of the Claim commenced in the Court in London at the end of June 2016, continued in January 2017, and concluded in February 2017. A ruling has not yet been given.
(9)
As described below, PBC filed a claim against the dilution of its holdings to 6.39

The following are the main Rental Properties and Properties under development of PBC as of June 30, 2017:

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Rental properties
Tivoli	-	150	1,881	2,564	267	4,328	4,595	-	(588)	4,007	Apr-11	oct-15
Kiryat Ono Mall	-	392	731	1,180	763	1,540	2,303	-	(4)	2,299	nov-07	oct-15
Shopping Center Modi’in A	Mortgage	223	289	510	434	588	1,022	-	4	1,026	Aug-05	oct-15
HSBC	Mortgage	5,753	2,136	6,587	11,190	3,286	14,476	-	830	15,306	1927-1984	oct-15
Matam park - Haifa	Mortgage	576	2,913	3,576	1,121	5,944	7,065	-	56	7,121	1979-2015	oct-15
Herzeliya North	-	944	1,403	2,524	1,836	3,035	4,871	-	(30)	4,841	1996-2015	oct-15
Gav-Yam Center - Herzeliya	Mortgage	748	817	1,518	1,455	1,628	3,083	-	60	3,143	1997-2006	oct-15
Neyar Hadera Modi’in	-	186	272	550	363	645	1,008	-	(11)	997	jun-05	oct-15
Gav yam park - Beer Sheva	Mortgage	34	402	455	67	824	891	-	30	921	jul-05	oct-15
Haifa Bay	-	123	235	351	238	471	709	-	11	720	jun-05	oct-15
Others PBC	Mortgage	1,790	2,052	4,523	3,482	4,833	8,365	-	305	8,670
Ispro planet -BeerSheva -Phase1	-	154	294	973	300	1,121	1,421	-	-	1,421	jun-05	oct-15
SHARON	Mortgage	329	319	660	639	669	1,308	-	56	1,364	jun-05	oct-15
MERKAZ	-	110	81	280	215	256	471	-	(4)	467	Jan-69	oct-15
ZAFON	-	12	10	76	24	74	98	-	26	124
Mizpe Sapir	-	59	22	79	114	46	160	-	7	167
Others	-	172	498	951	334	1,287	1,621	-	119	1,740	n/a	oct-15
Total Rental properties		11,755	14,355	27,357	23,611	29,611	53,467	-	867	54,334
Undeveloped parcels of land
Tivoli	-	498	-	318	816	-	816	-	(320)	496	Apr-11	oct-15
Others	-	1,113	5	1,156	2,166	108	2,274	-	168	2,442	n/a	oct-15
Total Undeveloped parcels of land		1,611	5	1,474	2,838	108	3,090	-	(152)	2,938
Total		13,366	14,360	28,831	26,449	29,763	56,557	-	715	57,272
Tivoli	-	32	456	434	62	860	922	-	(555)	367	in progress	oct-15
Ispro Planet – Beer Sheva – Phase 1	-	42	44	113	81	118	199	-	11	210	in progress	oct-15
Others	-	463	178	1,202	902	941	1,843	-	(30)	1,813	in progress	oct-15
Total properties under development		537	678	1,749	1,045	1,919	2,964	-	(584)	2,390
Total		13,903	15,038	30,580	27,494	31,682	59,521	-	131	59,662

Activities of PBC in the residential construction segment in Israel

The products which are sold by PBC in the residential construction segment are residential units offered for sale. The residential units are built in the framework of complete residential neighborhoods, including full environmental development and associated community services. The activities of PBC in the residential construction segment also include the identification and development of new lands which are appropriate for residential construction, in urban renewal projects (demolition-construction). As of the reporting date, the balance of approved construction rights for the projects in which PBC is a partner amounted to approximately 1,790 residential units intended for construction (of which the share of PBC is approximately 1,076 residential units), where approximately 1,230 residential units are currently in construction stages (of which, the share of PBC is approximately 820 residential units). In 2016, the construction of approximately 230 residential units was commenced, as compared with approximately 590 residential units in 2015. In 2016, 480 residential units were sold (as compared with approximately 355 residential units in 2015). PBC’s revenues from the sale of residential units and land which were applied to the statement of income in 2016 amounted to approximately NIS 337 million, as compared with approximately NIS 216 million in 2015. The scope of income from residential units in the Financial Statements is affected by the timing of the recognition of profit, in accordance with international accounting standards, according to which income is only recognized when the apartments are transferred to the apartment buyers. In 2016, 230 of PBC’s residential units were occupied, as compared with approximately 130 in 2015. Additionally, in 2016, approximately 70 residential units were occupied in a project which is being built by an associate company of PBC (50%), whose results are reported as part of PBC’s share in the profits (losses) of subsidiaries, as compared with approximately 140 residential units in 2015. PBC builds and markets, in the residential construction segment in Israel, as of the reporting date, approximately 900 residential units in 8 different complexes throughout the country.

Supermarkets

Shufersal is a public company which was incorporated in Israel, whose shares and debentures are listed for trading on the TASE. It is primarily engaged in the ownership and management of a supermarket chain - the largest and leading chain in Israel, in terms of sales volume. Shufersal is also active in the real estate segment and in the customer club credit card segment.

Shufersal operates in three operating segments: the retail segment, the real estate segment, and the credit card customer club management segment, as described below:

Retail segment. Retail marketing in the food and other products segment is the primary operating segment of Shufersal, which is the owner of the largest supermarket chain in Israel. As of December 31, 2016, Shufersal operated 272 branches (as compared with 277 branches at the end of 2015), within the framework of two groups of branches: the “discount branches group” and the “neighborhood branches group,” distributed throughout the entire country, including four main retail formats, as well as Shufersal Online, and activities in the health products segment (under the brands “Organic Market” and “Green”). In 2016, in addition to Shufersal, marketing chains operated in the retail food market in Israel which operate throughout the entire country, primarily in the discount market, such as Rami Levy Hashikma Marketing, Yeinot Bitan, Victory Supermarket Chain, Yohananof, Machsanei HaShuk, Hatzi Hinam, Osher Ad, and others (the “Additional Marketing Chains,” and jointly with Shufersal: the “Marketing Chains”); as well as urban convenience stores and gas stations which generally operate with continuous opening hours, throughout the entire week; neighborhood grocery stores; open and closed markets; and specialty stores. As of December 31, 2016 (with no significant change until proximate to the publication of the report), Shufersal operated two groups of branches throughout the entire country - the “discount branches group” and the “neighborhood branches group.”

The aforementioned two groups include four main retail formats throughout the country, which are intended primarily for marketing purposes, and the positioning of the specific branch for the relevant target market, as follows: (A) The discount branches group: 113 branches according to the discount branches format, featuring low prices throughout the entire year (“Shufersal Deal”); 24 branches in the discount branches format, which are intended for the general population, and adapted to the needs of various population groups, by adjusting the variety of products to the customer group, strict adherence to Jewish dietary (“kashrut”) laws, and a simple shopping experience (under the name “Yesh” (which includes two sub-formats: “Yesh Neighborhood” and “Yesh Chesed”)); Shufersal’s discount activity also includes the marketing of products throughout the entire country through various media (Shufersal Online). In 2016, the trend of increased Shufersal sales through Shufersal Online continued. During 2016, Shufersal sales through Shufersal Online constituted approximately 9% of Shufersal’s sales volume (as compared with approximately 6% in 2015). Sales through Shufersal Online contribute to an increase in sales, while retaining the high service level given to Shufersal customers, including improvement of the Shufersal Online channel for the benefit of Shufersal customers by expanding the variety of products and content worlds. This service provides a solution for the developing needs and changes in the consumption habits of Shufersal customers, and for the technological development which affect lifestyle, and therefore withdrawal continues to place an emphasis on the development and quality of the service which is given to Shufersal customers who use this channel. Shufersal Online is accessible to Shufersal customers via telephone, fax and an application for the performance of acquisitions using smartphones. Shufersal acts on a continuous basis to improve service and to maintain itself at the forefront of the relevant technology.

Real estate segment. The real estate activities of Shufersal were separated, beginning on April 1, 2013, into Shufersal Real Estate Ltd. (“Shufersal Real Estate”), a wholly owned subsidiary whose assets include both branches which are rented to Shufersal (which are classified in Shufersal’s consolidated financial statements as fixed assets), and real estate properties which are rented out to third parties) which are classified in Shufersal’s consolidated financial statements as investment property). The aforementioned properties do not include Shufersal’s logistical center in Rishon Letzion (including the attached branch), and Shufersal’s new logistical center in Shoham. The real estate activity includes: (A) The development and betterment of the real estate as an additional, independent business segment generating returns for Shufersal (such as the rental of commercial areas to third parties), and unlocking value for Shufersal and its shareholders; and (B) Integrating Shufersal’s primary activity in the retail segment, including: betterment and development of existing properties, acquisition of lands for the purpose of building and operating regional and local operating branches, and betterment and construction of surrounding commercial areas to increase the scope of activity in the complex. (B) The neighborhood branches group: 82 branches in the neighborhood branch format (“My Shufersal”), with an emphasis on providing solutions in terms of convenience, availability, freshness, and personalized service, as well as 48 branches in the very small branches format in neighborhoods and city centers, operated primarily by franchisees (“Shufersal Express”); The activity in the neighborhood branches group also includes the “Organic Market” activity. Shufersal operates in its branches, as of December 31, 2016, 62 health areas throughout the country, under the brand “Green,” and also operates 5 independent stores under the brand “Organic Market.”

Presented below are details regarding the real estate properties which are owned by Shufersal Real Estate as of December 31, 2016:

	Number of properties	Total area (thousands of square meters)	Fair value (NIS millions)
Branches rented to Shufersal	68	130	1,646(1)
Properties under construction which will be rented to Shufersal and to externals	4	9(2)	76(1)(3)
Real estate properties rented to externals (4)	21	49	501
Total	93	188	2,223

(1) The fair value is in accordance with the presentation of these properties in the books of Shufersal Real Estate. In the books of Shufersal, these properties are classified according to their amortized cost of acquisition, and not at fair value. The balance of the amortized cost in the books of Shufersal as of December 31, 2016, which includes branches which are leased to Shufersal, and branches under construction which will be leased to Shufersal, amounted to NIS 965 million.
(2) Not including lot areas regarding which, in 2016, a zoning plan was approved which permits construction at a scope of approximately 40,000 built square meters
(3) Including branches under construction with a total fair value of NIS 34 million.
(4) Rent and management fees with respect to these properties in 2016 amounted to approximately NIS 44 million, and the NOI with respect to them (gross profit with respect to them in Shufersal Real Estate, in annual terms) is approximately NIS 25 million.

Credit customer club management segment. This segment constitutes a reportable operating segment in Shufersal’s financial statements, beginning with the financial statements as of December 31, 2015. Under this operating segment, Shufersal offers to the general public (subject to the fulfillment of the minimum conditions), the “Shufersal” credit card and the “Yesh” credit card, which provide an extra-banking credit facility and benefits to customers, in the vast majority of Shufersal branches and refueling stations of Paz Ltd., and which confer membership in Shufersal’s customer club. Shufersal was engaged in an agreement with Leumi Card Ltd. (“Leumi Card”) on all matters associated with the operation of credit cards. Shufersal is also a limited partner in Shufersal Finance Limited Partnership (and a shareholder in the general partner of Shufersal Finance), together with Leumi Card and Paz Oil Company Ltd. (“Paz”), whose purpose is the operation of credit card activity and the provision of credit through the aforementioned credit cards, and the provision of financial services, the provision of agency services and the distribution of various financial products to credit card holders and to private customers (through Leumi Card). It is noted that the regulation associated with the issuance and operation of the credit cards does not apply to Shufersal, or to Shufersal Finance.

Telecommunications

Cellcom is a public company which was incorporated in Israel, whose shares are listed for trading on the TASE and on the New York Stock Exchange, and whose debentures are listed for trading on the TASE.

Cellcom operates and sells to its customers various communication services. Cellcom’s activity is divided into two segments - the mobile segment and the landline segment.

Cellcom’s activity in the mobile segment includes the provision of mobile communication services in Israel, in accordance with licenses which are extended from time to time, the sale of mobile equipment to end users, and supplementary services. Cellcom holds a general license from the Ministry of Communication which is valid until the end of January 2022 (the “Mobile License”). As of the reporting date, Cellcom provided mobile services to approximately 2,779 million subscribers, over several networks, most of which feature a national distribution, which include calls, sending and receipt of messages, and internet browsing. Cellcom also provides its customers with accompanying services, such as content and data services, and also offers end user equipment, and repair services for end user equipment.

Cellcom’s activity in the landline segment includes internet infrastructure services (based on the wholesale landline market), beginning in May 2015, internet connectivity services (“internet provider services),” television over internet services, beginning in December 2014 (“Cellcom TV”), including television channel broadcasts, including channels which are provided by Idan+ broadcasts, video on demand (VOD) broadcasts, and additional advanced features, landline telephone services (“Landline Services”) to the business and private sectors, data communication services to business customers and communication operators, international telephone services (“International Telephone Services”) and additional services such as conference call services, cloud computing services and information security.

Cellcom has licenses for the provision of the services (except with respect to the television over internet services, which do not require a license).

In June 2016, DIC acquired Cellcom shares at a total scope of approximately NIS 13 million.

In January 2017, Cellcom terminated the agreement for the acquisition of the share capital of Golan Telecom Ltd. (“Golan” and the “Golan Acquisition Agreement,” respectively).

In January 2017, after the end of the reporting period, Cellcom annulled the 2015 agreement for the purchase of Golan Telecom Ltd. (“Golan”), after the regulators’ refusal to approve it and continuous litigation with Golan due to Golan’s repeated breaches of its agreements with Cellcom. Following a mediation process held with Golan: Golan entered a share purchase agreement with Electra Consumer Products Ltd. ("Electra"),in which came into force as of the beginning of the second quarter of 2017. Following the execution of the aforementioned share purchase agreement with Electra the 3G and 4G network sharing and 2G hosting sharing agreement between Cellcom and Golan came into force; the aforementioned Company's 2015 purchase agreement of Golan was annulled; legal actions filed by the Company and Golan against each other were dismissed.

Cellcom markets its products through dozens of service and sale centers and dozens of licensed marketers throughout the country, a telephone sales channel and an internet sales channel. Business customers receive routine services through designated portfolio managers. Cellcom provides services to its customers through telephone hotlines, service centers, and several self-service channels (including its website).

Mobile segment

Cellcom operates in a highly competitive environment, which intensified after the entry into the market of additional mobile communication providers and regulatory changes which reduced barriers to entry and barriers to transition. As of the reporting date, it competes against eight other mobile communication operators: four mobile communication operators which are license holders for the construction of mobile networks (MNO): Partner, Pelephone Communications Ltd. (“Pelephone”), Hot Mobile and Golan (additionally, Xfone frequencies in a frequencies tender for the 4G network, and has not yet entered the market), along with four virtual operators - Rami Levy Hashikma Marketing Communications Ltd. (“Rami Levy”), Home Mobile Ltd. (whose operations were purchased by Cellcom, subject to the required approvals), Azi Communications Ltd. and Select Communications Ltd.

According to Cellcom’s estimate, the subscriber market shares of the various mobile operators (based on “active subscribers”) as of December 31, 2016 are as follows: Cellcom - approximately 27.5%,; Partner approximately 26%,; Pelephone - approximately 23%; Hot Mobile - approximately 13.8%; Golan - approximately 7.8%; the other virtual operators together - approximately 1.9%. Cellcom’s assessment regarding the market share is based on the reports which were published to the public by other operators, and on Cellcom’s assessments with respect to operators which do not issue public reports. However, there is no standard method for counting subscribers.

The average annual churn rate of mobile subscribers in the Israeli market in 2015 and in 2016 is estimated at approximately 38% and 36%, respectively, which is high relative to the churn rate in other developed countries. The churn rate from Cellcom in 2015 and 2016 was 42% and 42.4%, respectively.

End user equipment - Creating a connection between transactions for the provision of mobile services and transactions for the acquisition of end user equipment (including by way of the provision of airtime refunds for the acquisition of end user equipment) is prohibited. This prohibition has resulted in increased competition on the market. The increasing competition in the mobile device sales segment has resulted in a decrease in the scope of mobile devices sold by Cellcom.

Landline segment

The Hot and Bezeq groups are the only ones that own full landline infrastructures in Israel. In June 2016, Partner announced that it intends to create a national landline infrastructure. Cellcom is evaluating the possibility of investment in IBC group (a company owned by the Electric Corporation and an international group led by Via Europa) (“IBC”), or the creation of the broad landline infrastructure which it owns.

Internet services - access and infrastructure - The two main internet infrastructure providers for the private sector and the only groups that own infrastructure which offer internet infrastructure services both for to the internet access providers and to end user customers are Bezeq and Hot. Bezeq also provides internet infrastructure services to operators which do not own infrastructure, within the framework of the wholesale landline market. In 2014, IBC also began distributing its infrastructure and providing broadband services in select areas. IBC’s license allows it to provide broadband infrastructure services on the fiber optic infrastructure of the Electric Corporation to other license holders, and to large business customers. In 2016, IBC’s shareholders announced their intention to raise capital by introducing additional investors. As of the reporting date, Cellcom is evaluating the possibility of investing in IBC.

Internet provider services are provided, as of the reporting date, by the three major internet providers: Cellcom, Bezeq International, Smile Telecom (a subsidiary of Partner) and additional small providers, including Xfone Communication Ltd. As of December 31, 2016, Cellcom provides internet provider services to approximately 638,000 households, and Cellcom estimates its market share as 25% of the market share, as compared with 40% of the market share for Bezeq International, and 23% of the market share for Smile Telecom. The internet provider market is highly competitive, saturated and characterized by relatively low barriers to entry. The competition primarily focuses on the ability to offer high internet connectivity speeds relative to price. Insofar as IBC’s infrastructure is available to possibility, this will boost Cellcom’s opportunity to compete in the infrastructure and internet provider market, since this would decrease Cellcom’s dependence on Bezeq and Hot as infrastructure providers.

Multi-channel television services - The market for multi-channel television for payment is controlled by Hot and Yes (which provide this service, as of September 30, 2016, to approximately 816,000 and 618,000 households, respectively). Cellcom began operating in this segment at the end of December 2014, through a hybrid television service which includes DTT broadcasts (television channels provided by the digital cable television broadcast network which operates in Israel and is distributed for free by the Second Authority for Television and Radio (Idan+) (“DTT Broadcasts”) and OTT TV services (television over internet), and as of December 31, 2016, it provides this service to approximately 111,000 households. Other market players can also use the DTT broadcasts in combination with their own OTT services, similarly to Cellcom’s method of operation in the segment. According to Partner’s announcement, it will enter the television market in the first half of 2017. In 2016, Netflix and Amazon Prime, began operating in Israel, which provide internet-based VOD services, and Cellcom estimates that these services are expected to constitute a supplementary service to the television services which are offered by the existing competitors. in March and September 2014, the Antitrust Commissioner published the following requirements as a condition for the merger in the Bezeq group, in order to facilitate opening up the multi-channel television market to competition by reducing barriers to entry in the television segment: (1) in general, Bezeq will not charge a fee to internet providers with respect to the consumption of internet provider services which are due to multi-channel television broadcasts, and all of the existing exclusivity arrangements to which Bezeq and Yes are party will be canceled, with respect to non-original production television content, and the engagement of exclusivity arrangements of this kind will be prohibited in the future; and (2) The Bezeq / Yes group will allow new television service providers to acquire certain original productions of Bezeq for two years. The legal merger between Bezeq and Yes was completed in 2015.

International call services - Cellcom is a large provider of international call services. Cellcom’s main competitors are Bezeq (through its subsidiary - Bezeq International) and Partner (through its subsidiary - Smile Telecom), and additionally, there are other competitors, such as Xfone Communication Ltd., Rami Levy, Golan and Hot, through their wholly owned subsidiaries or related companies. As of September 30, 2016, Cellcom’s market share is estimated at approximately 20%, Bezeq International at approximately 35%, Smile Telecom at approximately 24%, and Hot-Net at approximately 12%. The international call service market is highly competitive, with the competition primarily based on the operator’s ability to offer attractive pricing. Regulatory changes in this market have resulted in increased competition. In recent years, the use of alternative communication technologies, such as voice over IP, have resulted in reduction of the telephone market, and particularly, international telephone services. This trend is expected to continue in the future at a moderate rate. This trend, together with the inclusion of international telephone services in mobile service and landline service communication packages at no additional charge, have resulted in a decrease in income from these services.

The adoption of the proposed changes in regulation of the international telephone services market, which includes the possibility for offering international telephone services by landline operators and the mobile operator themselves, and not through separate companies, may increase competition and adversely affect Cellcom’s results of operations.

Local landline services - The landline telephone market has been controlled for many years by Bezeq, a monopoly in the landline telephone market, which held approximately 2/3 of the landline telephone market share (and a larger market share among business customers), according to the publications of the Ministry of Communication, and Hot. Additional providers in the landline telephone services market include Cellcom, Netvision (wholly owned by Cellcom), Partner-012 Smile and Bezeq International. Cellcom’s penetration into the landline telephone market is an important component in Cellcom’s ability to offer a comprehensive package of services to its subscribers. As of the reporting date, Cellcom offers landline telephone services to business customers, and through VOB technology, to its private customers. Cellcom estimates that its market share in the landline telephone services market is immaterial. Insofar as the wholesale landline market will include landline telephone, Cellcom will be able to offer home landline telephone services to its private customers through the wholesale market. According to Cellcom's second quarter 2017 results, in June 2017, the Ministry of Communications published regulations setting Bezeq's resale telephony service to be provided by Bezeq as of July 2017, as a temporary 14 month alternative for wholesale landline telephony service. In addition, the Ministry of Communications resolved that Bezeq's obligation to offer wholesale telephony service, which was to be offered by Bezeq as of May 2015, will be postponed until the lapse of said resale telephony service period. The resolution further notes that the Ministry of communications will consider the resale telephony service as a permanent replacement of the telephony wholesale service. The tariffs set for the resale telephony service are substantially higher than those set for Bezeq's telephony wholesale service. The Ministry of Communications is holding a public hearing in relation to the aforementioned tariffs, to be applied retroactively after its conclusion.

Other landline services - transmission services and data communication services are provided by Bezeq, Hot, Partner and Cellcom, and are intended for business customers and communication operators. In 2016, the competition in this segment increased, primarily due to the plans offered by Hot and Partner.

Fixed assets and facilities

Most of Cellcom’s fixed assets include the mobile network equipment, which includes base sites which are distributed throughout the country, which provide broad communication coverage for the vast majority of populated areas in the country, as well as a transmission network (which includes optic fibers in a total length of approximately 1,800 km., and microwave infrastructure), which provides connectivity for Cellcom between most of its base sites, and through which Cellcom also provides, to select business customers, transmission services, data transfer and advanced landline communication services. In 2017, Cellcom intends to continue the distribution of its LTE network, and to continue optimizing its networks in order to provide to its customers maximum support for video and other content requiring broadband.

Cellcom has a backup network for disaster recovery with respect to its engineering systems, which was intended to increase network resiliency in case of damage to one of its components, and has adopted a business continuity plan and a disaster recovery plan in accordance with the requirements of its license.

As of June 30, 2017, Cellcom’s fixed assets and intangible assets amounted to approximately NIS 2,916 million. In 2016, Cellcom’s investments consisted in fixed assets and intangible assets, including communication networks, network equipment and transmission infrastructure.

Cellcom rents 78 service centers and points of sale. Additionally, Cellcom rents from various entities sites for the purpose of the construction, maintenance and operation of communication facilities which are used in Cellcom’s communication network. Based on past experience, Cellcom encounters difficulties in extending the leases of approximately 5% of the sites used for communication facilities.

In June 2013, Cellcom renewed the permission agreement with the Israel Land Administration, which manages the lands of the Development Authority and the Jewish National Fund, for the use of land for the construction and operation of small broadcast facilities.

The permission agreement determined that, subject to the receipt of advance approval from the land managers, which will be given at the request of Cellcom with respect to each site, Cellcom is entitled to build and operate transmission facilities on land, during the permission period, and specific permissions and contracts which will be signed following the permission agreement are cancelable by the land managers, by providing advance notice, in case of certain events. Additionally, the permission agreement includes a prohibition on the transfer of control of Cellcom without providing a definition of the term control for this purpose.

Cellcom has two main rental properties in Israel: (1) A long term agreement for its technological center in Netanya, with an area of approximately 11,000 square meters. The rental is for a period of ten years, from August 2011, and Cellcom has the option to extend the agreement for an additional period of 5 years, while in the event that Cellcom does not exercise the option, it will be required to pay compensation of approximately NIS 11 million. In January 2015, Cellcom rented approximately 1,100 square metersthrough a sublease for a period of five years, and in 2016, Cellcom rented, through a sublease, an additional area of approximately 5,000 square meters, for a period of 6 years. The sublessees have the option to extend the sublease for an additional period, under certain conditions; and (2) A long term agreement for Cellcom headquarters in Netanya, with an area of approximately 58,000 square meters (of which, approximately 26,000 square meters are used for underground parking) until December 2022, which can be extended by two additional periods of 5 years each. beginning in 2015, Cellcom has leased, through subleases, approximately one quarter of the leased area for periods of up to five years. The lessees have the option to extend the sublease for additional periods. Cellcom also has two additional properties which it leases: one in Haifa, with an area of approximately 8,900 square meters, and the other in Rosh Ha’ayin, with an area of approximately 3,300 square meters.

Intangible assets

Cellcom has the right to use frequencies for the provision of communication services in its communication networks.

In August 2015, Cellcom was allocated 3 megahertz (“MHz”) in the 1800 MHz range for 4G networks (in light of Cellcom’s existing 1800 MHz frequencies). As opposed to the frequencies which were provided in the past to Cellcom, which are valid during Cellcom’s license period, the frequencies won by Cellcom, as part of the tender, were provided for a period of 10 years. Additionally, in order to provide optimal performance on the 4G network, Cellcom will require additional frequencies beyond those which were allocated to it in accordance with the 4G frequencies tender, and due to the fact that the Ministry of Communication believes that, for this purpose, Cellcom will clear 12 MHz in the 1800 MHz frequencies which were allocated to it for the purpose of the 2G network, Cellcom cleared such frequencies in locations where the low use of the 2G network, in combination with advanced and modern software programs which allow it, with minimum adverse impact on the performance of the 2G network. Additionally, insofar as the network sharing agreements with Electra and Xfone, are realized, Cellcom will be able to enjoy 10 MHz in the 1800 MHz frequencies of Golan and Xfone. If the aforementioned frequencies are not provided to Cellcom, Cellcom will hold a lower number of frequencies than its competitors, which may result in harm to Cellcom’s competitive position.

The Ministry of Communication is evaluating the possibility of replacing 850 MHz frequencies with 900 MHz frequencies. This process will require Cellcom to perform significant investments in its networks.

Cellcom is a member of the GSM association, which includes various operators from all over the world which use GSM technology, and which meet the standards of the association. As a member of the association, Cellcom is entitled to make use of the association’s intellectual property rights, including use of the GSM logo and trademark.

Cellcom has rights to a large number of trademarks and trade names which are registered under the names of Cellcom and Netvision, as applicable. Additionally, several patents are registered under Cellcom’s name.

Insurance

Clal Insurance Enterprises Holdings is a public company which was incorporated in 1987, in accordance with the laws of the State of Israel. The shares of Clal have been listed for trading on the stock exchange since 1988. Clal is a holding company which is primarily engaged in the insurance, pension and provident funds segments, and in the holding of assets and real and other businesses (such as insurance agencies), and which constitutes one of the largest insurance groups in Israel. Clal has three operating segments: long term savings, non-life insurance and health insurance.

Long term savings segment

General information regarding operating segment This operating segment includes the life insurance branch, the pension funds branch, the provident funds and study funds branch. The activities in the life insurance branch were performed in 2016 through Clal Insurance. The activity in the pension and provident fund branch was performed in 2016 through the holdings of Clal Insurance in Clal Pension and Provident Funds (100%) and in Atudot Havatika (50%).

Products and services.

The products in the segment primarily provide solutions for the retirement period to salaried employees and self-employed workers, private investment solutions and coverages in case of death, disability and loss of income due to loss of working capacity. Life insurance products constitute a contractual undertaking between the insurer and the policyholder, and include insurance plans which allow the accrual of savings, for different time ranges, and insurance plans and/or combinations in insurance plans which include insurance covers for death, illness, loss of working capacity and disability. A policyholder who has reached the end of the insurance period is entitled to insurance benefits (the amounts which have accrued in the savings component of the policy), in accordance with the policy terms. The policyholder may choose, subject to the provisions of the legislative arrangement, to receive these amounts in a one-time amount (“Capital Payment”), in lifetime payout installments (“Annuity”), or as a combination of the two, according to the policy terms; In some Annuity products, the policyholder benefits from an Annuity factor which is protected against extended life expectancy, and which is determined on the acquisition date of the policy, or on the commencement date of the payment of the Annuity to the policyholder, or which can be acquired once the policyholder reaches at least age 60. Pension funds constitute a mutual insurance fund, and operate in accordance with regulations which may change from time to time. A pension fund member is entitled to receive, beginning on the retirement date, lifetime Annuity payments, which are based on Annuity factors which do not guarantee life expectancy, and the Annuity may change from time to time, in accordance with the actuarial balance of the fund. Comprehensive pension funds allow pension savings for pension purposes and insurance coverage for death and disability which partially benefit from designated debentures, and to which it can be can be made subject to the limits prescribed in law;General (supplementary) pension funds which do not benefit from designated debentures, and which allow pension savings for Annuity purposes, and to which deposits cam be made beyond the limit prescribed in law. Some of the general funds including additional insurance coverages, beyond the old age Annuity;Provident funds provide savings solutions both for the long term (such as provident funds for severance pay and compensation to salaried employees) and for the medium term (study funds), without insurance coverages acquired directly from the managing company. A member is entitled to withdraw the amounts which accrued in his favor in the provident funds, excluding study funds, in a one-time amount or as an Annuity, in accordance with the period when they deposited them. Funds which accrued in favor of a member in study funds are withdrawn in a one-time payment. Beginning in June 2016, provident funds for investment were established in the branch, which are intended to allow a capital savings track for individual funds, and which will include an incentive for the withdrawal of funds accrued therein as an Annuity during the retirement period.

Restrictions, legislation, standardization and special constraints which apply to the operating segment. The activity in this segment is subject to the provisions of the law which apply to insurers and to pension funds and provident funds which operate in this segment, including the Insurance Law, the Control of Financial Services (Provident Funds) Law, 5765-2005 (the “Provident Funds Law”), the Income Tax Regulations (Rules for Approval and Management of Provident Funds), 5724-1964 (the “Provident Fund Regulations”), the Control of Financial Services Law (Pension Advice, Marketing and Clearing Systems), 5765-2005 (the “Pension Advice Law”), and subject to and in accordance with the directives of the Commissioner of Capital Markets, as issued from time to time.

General insurance segment

General information regarding operating segments This segment includes the activities of Clal in the general insurance branches and in the personal accidents insurance branch (up to one year), which are recorded under general insurance business operations.

Details regarding the primary details included in the operating segment.

Compulsory motor insurance - The product is insurance which the vehicle owner is required to purchase with respect to physical harm only which may be caused to the driver of the insured vehicle, or to passengers therein, or to pedestrians who were injured as a result of the damage of the insured vehicle.

Motor property insurance - Motor property insurance is insurance which covers property damage which was caused to the vehicle, as specified in the policy.

Liability insurance - (A) Third party liability insurance;(B) Employers’ liability insurance;(C) Product liability insurance;(D) Professional liability insurance;(E) Officers’ liability insurance.

Other property and others insurance - (A) Home insurance;(B) Other property insurance.

Guarantees - Policies in accordance with the Sales Law - Policies which are intended to secure the investments of residential unit buyers in accordance with the Sales Law, and which rely on its provisions.

Accident, illness and disability insurance - Personal accidents insurance - Provides coverage to the policyholder in case of death and/or permanent disability (full or partial) due to an accident and/or temporary loss of working capacity, as a result of an accident or illness.

Credit and foreign trade risks insurance - The policy is intended for companies which sell on credit, both in Israel and abroad, to other businesses (B2B). The insurance covers liabilities due to the sale of goods and/or the provision of services on credit.

Health insurance segment

General information regarding operating segments This segment includes the Group’s activities in health insurance, in the illness and hospitalization branch, and in the long term care branch. This segment includes insurance plans designed for individual policyholders, and insurance plans designed for collectives.

Products and services.

Illness and hospitalization branch - Including illness and hospitalization insurance, international travel insurance, foreign residents insurance, personal accidents insurance, dental insurance and health insurance for Israelis abroad. Some of these products are supplementary and/or extended and/or alternative to the services which are provided within the framework of the basic health basket which is provided to the citizens of the country by virtue of the Health Insurance Law and/or to the services which are provided within the framework of the additional services of the health funds, in accordance with the provisions of the National Health Insurance Law.

Long term care branch - Long term care insurance provides solutions for policyholders who have been defined as requiring long term care, according to the definition of the insurance event in the policy, i.e., anyone who cannot independently perform part of the activities of daily living, and therefore requires assistance or supervision. In the long term care branch, insurance coverages are sold which are paid in addition to payments or services which are provided by the state, as individual insurance and as collective insurance.

Restrictions, legislation, standardization and special constraints The activity in this segment is subject to the provisions of the law which apply to insurers engaged in the segment, and to the directives of the Commissioner of Capital Markets which are published from time to time, and to the provisions of the law which apply to insurers operating in the field. The activity in this segment requires a license, in accordance with the Insurance Law, and is overseen by the Division of Capital Markets.

Others

Includes the assets and income from other miscellaneous businesses, such as technological developments, tourism, oil and gas assets, electronics, and other sundry activities.

The Effect of Seasonality on Shufersal

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

 In 2017, the Passover holiday fell at the middle of April, compared to 2016 when it was at the end of April. The timing of the holiday affects Shufersal’s sales and special offers in the second quarter of 2017, compared to last year.

The Passover holiday in the second quarter of 2017 had a greater effect on Shufersal’s results than in the corresponding quarter in 2016, therefore analysis of the results for the first half of the year compared to the corresponding period in 2016 better represents the changes between the periods.

Legal Framework

Operations Center in Argentina

Regulation and Governmental Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances are applicable to the development and operation of our properties. Currently, Argentine law does not specifically regulate shopping malls lease agreements. Since our shopping malls leases generally differ from ordinary commercial leases, we have created provisions which govern the relationship with our shopping malls tenants.

Leases

Argentine law imposes certain restrictions on property owners, including:

●
a prohibition to include automatic price adjustment clauses based on inflation increases in lease agreements; and

●
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

Argentine law enables lessors to pursue an “executory proceeding” if lessees’ fail to pay rent when due. In executory proceedings, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter than in normal proceedings. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the formalities of debt instrument itself. The code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that notice be given to a tenant demanding payment of amounts due in the event of breach priorto eviction, of no less than ten days for residential leases, and establishes no limitation or minimum notice for other leases. However, historically, backlogs in court dockets and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit.

Development and Use of the Land

In the City of Buenos Aires, where the vast majority of our properties are located, we are subject to the following regulations:

Buenos Aires Urban Planning Code. The Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and controls physical features of improvements on property, such as height, design, set-back and overhang, consistent with the city’s urban landscape policy. The administrative agency in charge of the Urban Planning Code is the Secretary of Urban Planning of the City of Buenos Aires.

Buenos Aires Building Code. The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the city of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services (Secretar’a de Obras y Servicios Públicos) of architectural plans for review, to assure compliance therewith.

Buenos Aires Enablement Code. The Buenos Aires Enablemant Code (Código de Habilitaciones de la Ciudad de Buenos Aires) regulates the conditions under which the licenses or licenses to operate commercial establishments are granted and the rules and procedures that they must follow. The General Direction of Habilitations and Permits is the administrative division responsible for implementing and enforcing the Enablement Code of the City of Buenos Aires.

In other jurisdictions, our real estate activities are subject to various municipal regulations regarding urban planning, construction, occupation and the environment. The latter must respect federal principles. Additionally, in some jurisdictions we may be subject to the regulation of large commercial areas, which requires government approval of the location of certain commercial establishments.

We believe that all of our real estate properties are in material compliance with all relevant laws, ordinances and regulations.

Sales and Ownership

Buildings Law. Buildings Law No. 19,724 (Ley de Pre-horizontalidad) was superseded by the Argentine Civil and Commercial Code which became effective on August 1, 2015. The new regulations provide that for purposes of execution of agreements with respect to build units or condo units under construction, the owner or developer must purchase insurance in favor of prospective purchasers against the risk of frustration of the contract. A breach of this obligation prevents the owner from exercising any right against the purchaser, such as demanding payment of any outstanding installments due, unless the owner fully complies with its obligations, but does not prevent the purchaser from exercising its rights against seller.

Protection for the Disabled Law. The Protection for the Disabled Law No. 22,431 (Ley de Protección del Discapacitado), enacted on March 20, 1981, as amended, provides that in connection with the construction and renovation of buildings, obstructions to access must be eliminated in order to enable access by handicapped individuals. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals must be provided for. Buildings developed before the Law came into effect must be retrofitted to provide access, transit pathways and adequate facilities for mobility-impaired individuals. Those pre-existing buildings, which due to their architectural design may not be so retrofitted, are exempted from compliance. The Protection for the Disabled Law provides that residential buildings must ensure access by mobility impaired individuals to elevators and aisles. Architectural requirements refer to pathways, stairs, ramps and parking.

Real Estate Installment Sales Law. The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85 (Ley de Venta de Inmuebles Fraccionados en Lotes en Cuotas), imposes a series of requirements on contracts for the sale of subdivided real estate property regarding, for example, the sale price which is paid in installments and the deed, which is not conveyed until final payment of such price. The provisions of this law require, among other things:

●
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

●
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

●
Are inconsistent with the essence of the service to be provided or limit liability for damages;

●
imply a waiver or restriction of consumer rights and an extension of seller rights; or

●
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

Article 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage shall bring about primarily the obligation torestore it as provided by applicable law. The authorities shall control the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government shall establish minimum standards for environmental protection whereas Provincial and Municipal Governments shall fix specific standards and regulatory provisions.

On November 6, 2009, the Argentine Congress passed Law No. 25,675, which regulates the minimum standards for the achievement of a sustainable environment, the preservation and protection of biodiversity and sets forth the environmental policy goals. Law No. 25,675 establishes the activities that will be subject to an environmental impact assessment procedure and certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations that will be triggered by any damage to the environment and mainly provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of compensation in lieu thereof. Such Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and legal entities.

In addition, the CNV Rules require the obligation to report to the Commission any events of any nature and fortuitous acts that seriously hinder or could potentially hinder performance of our activities, including any events that generate or may generate significant impacts on the environment, providing details on the consequences thereof.

The Argentine Civil and Commercial Code introduced as a novel feature the acknowledgement of collective rights, including the right to a healthy and balanced environment expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment and collective rights in general. For additional information see “Item 3 (d). Risk Factors–Risk relating to our Business–Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

Control Systems

IRSA CP owns computer systems to monitor tenants’ sales (except stands) in all of its shopping malls. IRSA CP also conducts regular manual audits of its tenants accounting sales records in all of its shopping malls. Almost every store in those shopping malls has a point of sale that is linked to a main computer server in the administrative office of such shopping mall. IRSA CP uses the information generated from the computer monitoring system for statistics regarding total sales, average sales, peak sale hours, etc., for marketing purposes and as a reference for the processes of internal audit. The lease contracts for tenants in Alto Avellaneda, Alto Palermo, Alcorta Shopping, Patio Bullrich, Buenos Aires Design, Abasto, Alto Rosario, Alto NOA, Dot Baires Shopping, Córdoba Shopping, Soleil Premium Outlet, La Ribera Shopping, Mendoza Plaza, Distrito Arcos and Alto Comahue contain a clause requiring tenants to be linked to the computer monitoring system, there being certain exceptions to this requirement.

 Insurance

We carry all-risk insurance for the shopping malls and other buildings covering property damage caused by fire, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. We are in compliance with all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. Our history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, a loss which was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. We further maintain liability insurance covering our directors’ and corporate officers’ liability.

Operations Center in Israel

IDBD is a holding company that invests, either directly or through its subsidiaries, associates and joint ventures in companies that operate in various sectors of the economy in Israel. IDBD is directly affected by the political, economic, military and regulatory conditions of Israel. The main regulations applicable to IDBD’s business are described below. For more information, see “Risk Factors–Risks related to IDBD and IDBD’s subsidiaries.”

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

 Reduced Centralization Act

In December 2013, the official “Reshumot” published in Israel the Promotion of Competition and Reduction of Centralization Law, No. 5774-2013 (the “Reduced Centralization Act”) pursuant to which the use of a pyramidal structures (or multiholding companies) for the control of “reporting entities” (principally entities whose securities are held by public shareholders) is limited to two layers of reporting entities, being the holding company in the first layer not including a reporting entity that has no controlling shareholder. For this purpose, on the date of publication of the law in Reshumot, IDBD was considered a second-tier company and DIC was considered a third-tier company, and as such, DIC would not have been permitted to continue to control the operating companies after December 2019. As a result of the change in control of IDBD, IDBD and DIC are no longer considered as second and third-tier companies, respectively, for the purpose of the Reduced Centralization Act. If DIC is considered a second-tier company, it would be required by December 2019 at the latest, to cease controlling entities with publicly held securities.

In connection with evaluating the application of the Reduced Centralization Act, in August 2014, IDBD’s Board of Directors appointed an advisory committee to examine various alternatives to address the implications of the Reduced Centralization Act to comply with the provisions that apply to control in a pyramid o multiholding company structure in order to enable continued control of IDBD and/or DIC in “other tier companies” (currently held directly by Discount Investments) as of December 2019. The advisory committee has recommended the following alternatives:

(a)
Taking either IDBD or DIC private thereby removing the requirement that they be reporting entities (and as a result not a “tier company”); and

(b)
Merge IDBD and DIC.

The Board of Directors of Discount Investments has appointed an advisory committee with a similar function. As of the date of this Annual Report, no specific alternatives have been identified. The implementation of an alternative that would be adopted is likely to take several years.

Based on these analyses, IDBD considers it more likely that the completion of one of the specified alternatives will be adopted to comply with the restrictions of the Reduced Centralization Act regarding pyramidal holdings, while allowing IDBD to continue to control DIC, and DIC to continue to control Cellcom after December 2019. PBC, which currently is a third-tier company that controls each of Gav-Yam, Ispro and Mehadrin, has preliminarily evaluated application of the Law on its holding structure and determined that it will be able to maintain said control, as it has concluded that the Law has no effect over its financial statements.

IDBD, as a first-tier company, and DIC, as a second-tier company, are not required to designate independent directors to their respective boards of directors or to appoint outside directors as required by the Reduced Centralization Act.

Pursuant to the provisions of the Reduced Centralization Act, the boards of directors of Cellcom, PBC, Elron, Gav-Yam, Ispro and Mehadrin, include a majority of independent outside directors. In June 2014, the Promotion of Competition and Reduction of Centralization (Classification of a Company as a Tier Company) Regulations, No. 5774-2014, came into effect, as part of which exemptions were provided for certain “third-tier” entities from changing the composition of their boards of directors to comply with the Reduced Centralization Act. Pursuant to this law and the Promotion of Competition and Reduction of Centralization (Concessions Regarding the Number of Outside directors) Regulations, No. 5774-2014, and in view of the number of directors who may be appointed with the consent of the Bronfman-Fisher Group (per the terms of the shareholders’ agreement between it and DIC), the Board of Directors of Shufersal includes a majority of independent outside directors. In this context, in August 2014, DIC entered into an agreement with an affiliate of the Bronfman-Fisher (which at the time held approximately 19% of the share capital of Shufersal), pursuant to which DIC will vote in favor of the four directors designated by Bronfman-Fisher at the meeting of shareholders of Shufersal (out of a board of fifteen members), for so long as it holds the minimum defined percentage of the share capital of Shufersal, although DIC reserves the right to object to any candidate on reasonable grounds.

These arrangements will be in effect so long as the restrictions of section 25(d) to the Reduced Centralization Act apply to Shufersal. Accordingly, DIC, which as of December 31, 2015, owned approximately 53% of Shufersal’s share capital, is effectively able to appoint the majority of the members of Shufersal’s Board of Directors.

The Reduced Centralization Act includes provisions relating to a separation between significant affiliates and significant financial institutions. Consequently, so long as IDBD will be a significant operating entity, after December 11, 2019, IDBD will not be able to control Clal Insurance and additional financial affiliates within the Clal or to hold more than 10% of the equity of any such entity (or more than a 5% stake in such an entity if it is regarded as an insurer without a controlling shareholder).

In May 2015, updated lists were published on the website of the Ministry of Finance and the official gazette in connection with the Reduced Centralization Act, which includes a list of the centralization factors, the list of the significant corporations and a list of the significant financial institutions. In accordance with the provisions of the Reduced Centralization Act, a substantial financial institution or a significant real corporation will be deemed as a centralization factor that subjects these entities to the provisions of the Reduced Centralization Act, as well as any entity that is part of a business group that includes a significant financial entity or a significant real corporation. IDBD and its controlling shareholders (Eduardo Elsztain and entities through which he holds his interest in IDBD) and the companies of the IDBD Group (including DIC, Cellcom, PBC, Shufersal, Adama, Clal, IDB Tourism, Noya Oil and Gas Explorations Ltd. and companies under the control of these companies) were included in the list of centralization factors, and these entities, except for Adama (excluding Eduardo Elsztain himself), were also included in the list of significant corporations. In addition, companies of Clal, including Clal Insurance (except Clal Holdings Insurance Enterprises) and Epsilon Investment House Ltd. (held by DIC) were also included in the list of the significant financial institutions.

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

In November 2014, IDBD’s Board of Directors resolved, subject to requisite corporate approvals, to promote a consolidation of management functions at IDBD and DIC, in order to achieving costs savings. In this regard, on March 29, 2016, IDBD’s Board of Directors approved the terms of office and of employment of Mr. Shalom Lapidot to be chief executive officer of both IDBD and DIC, which was subsequently approved by the compensation committee of DIC. The term of office of Mr. Lapidot is subject to approval of a general meeting of shareholders of DIC.

On September 20, 2017, complying with the Reduced Centralization Act in respect to the pyramid participation structure, Dolphin, a subsidiary of the Company, has executed a binding term sheet for the acquisition of the entire shares held by IDBD in DIC through a company that it is controlled by the Company, currently existing or to be incorporated in Israel. The term sheet has been approved by the independent directors committee created for the purposes of such transaction which has been participated in the negotiations, analyzed and assessed the term sheet. This term sheet shall continue in negotiations between the parties so as to define the terms and conditions of the definitive documents to be executed. The Audit Committee of the Company has issued an opinion without objections to make with respect to the referred transaction.

Regulations applicable to each of the businesses in Israel

 Real Estate

In recent years, there has been continued shortage in manpower in the construction and agricultural industries which typically are labor intensive and depend on foreign workers, including in the areas of Judea and Samaria. The security situation in Israel, as well as the shutdown of Judea and Samaria during certain periods of the year, have resulted in continued shortage in the workforce, driven by lower numbers of foreign workers from Judea and Samaria. In July 2015, the Minister of Finance increased the quota of foreign work permits to approximately 20,000 through the end of 2016, as a means to achieving the goal of increasing new construction projects by 70,000 during the year and to promote newhousing starts to alleviate the housing crisis. Given the shortage of skilled workers, wages increased in general and in particular those of foreign construction workers. The shortage and unavailability of a skilled workforce, increased construction costs and resulted in longer timetables for the execution of new projects.

Supermarkets

Labor Law

The retail sector activities of Shufersal are subject to labor laws including the Employment of Workers by Human Resources Subcontractors Law, 5756-1996, the Extension Order in the Matter of Contract Workers in the Cleaning Branch in the Private Sector, the Minimum Wage Law, 5747-1987 and the Increased Enforcement of Labor Laws Law, 5772-2011. As of June 30, 2017, Shufersal employed approximately 13,900 workers, majority of which are subject to minimum wage requirements. The majority of Shufersal’s employees, in an estimated number of 11,000 of Shufersal employees, are parties to a collective bargaining agreement.

The provisions of the Minimum Wage Law (Increase of Minimum Wage - Emergency Provision), 5772 - 2015 and the amendment of the Minimum Wage Law, 5747 – 1987, resulted in an increase in the minimum wage effective as of July 2016 and led to an increase of NIS 40 million in Shufersal’s wage expense in 2016 (compared with 2015). In Shufersal’s evaluation the increase of the minimum wage in Israel, changes to labor laws in Israel and the increased possibility of organized workers may detrimentally affect the business results of Shufersal and result in higher wage expenses of Shufersal.

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

(d) Provisions regarding the contemporaneous application of the Food Law and the Antitrust law - In December 2015, the Commissioner published a statement on the parallel application of the Antitrust Law and the Food Law listing cases in which only the provisions of the Food Law will apply and no additional regulation will be required under the Antitrust Law. As of the date of the notice Shufersal’s operations comply with the Food Law. As of December 31, 2016 the implementation of the Food Law has had no significant impact on Shufersal’s business.

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

The cellular license can be revoked, suspended or limited in the following cases: total holdings of the founding shareholders or their successors (as defined in the license) is less than 26% of the control shares of Cellcom; total holdings of Israeli parties (as defined in the license), who are among the founding shareholders or their successors, is less than 20% of the total issued share capital and control shares of Cellcom; a majority of directors are not Israeli citizens or residents of Israel; fewer than 20% of the directors of Cellcom were appointed by Israeli parties; an act or omission of Cellcom that adversely affects or restricts competition in the cellular sector; the aggregate equity of Cellcom, together with the aggregate equity of shareholders each holding 10% or more of the share capital, is less than US$200 million.

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

In addition, Cellcom provides in-building repeaters and micro-sites (“femtocells”) for its subscribers seeking a solution to poor indoor reception. Based on an opinion Cellcom received from legal counsel, Cellcom did not request building permits for the repeaters that were installed on roof tops, which are a small fraction of all repeaters installed. It is not clear whether the installation of a different type of in-building repeaters and micro-sites requires a building permit. Some require a specific permit while others require a permit from the Ministry of Environmental Protection, depending on their radiation levels. Cellcom alsobuilds and operates microwave facilities as part of its transmission network. The different types of microwave facilities receive permits from the Ministry of Environmental Protection regarding their radiation levels. Based on an opinion of legal counsel, Cellcom believes that building permits are not required for the installation of microwave facilities on rooftops.

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

In November 2014, the Insurance Commissioner outlined solvency rules (“rules” or “regime,” as applicable) based on Solvency II, in Israel, in a letter addressed to managers of the insurance companies (“Letter”). In the Letter, the Insurance Commissioner outlined a plan to adopt the 2016 European model for calculating capital and capital requirements for the local market, effective as of the annual reports for 2016 (“First Adoption Date”). During a period to be determined by the Insurance Commissioner and as conditions require, insurance companies will also be required to comply with capital requirements under existing regulations. The Letter stated that until final adoption, insurance companies must prepare additional quantitative assessment exercises (IQIS) for the 2014-2015 period. These requirements are intended to assess the quantitative effects of adopting the model, as well as providing data for calibrating and adjusting the model. In addition, the Letter addressed an initiative to develop a framework for quarterly reporting of insurance companies’ solvency ratio. The Letter also referred to the Commissioner’s intention to publish provisions for managing capital and targets for internal capital, to address a gap survey that insurers will undertake with respect to their risk management systems, controls and corporate governance and a consultation paper to promote the process of self-assessment of risks and solvency (ORSA).

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

In July 2015, the Insurance Commissioner issued a letter concerning “transitional provisions regarding the application of solvency rules, based on Solvency II” (the “Letter on Transitional Provisions”). The transitional provisions were provided by reference to certain solvency rules set forth in the European Directive relating to, inter alia, a gradual adoption of capital requirements in respect of holdings of equity shares which may a component to be included in the calculation of core capital. In addition, the letter included transitional provisions regarding submission of a plan to improve the capital ratios ofinsurance companies whose ratios are negatively affected following adoption of the new solvency rules beginning with the financial statements for 2018. Adoption of the solvency rules are expected to change both the recognized regulatory and required regulatory capital and according to indications existing today, is expected to result in a significant decline in the ratio between recognized capital and required capital of Clal Insurance compared to capital ratios calculated according to capital ratio requirements currently in effect, and is expected to adversely affect the ability of Clal Insurance and Clal Insurance Enterprises to distribute dividends upon such adoption. However, as a rule, the capital requirements under the solvency rule are intended to serve as a capital cushion against more serious events, with a lower loss probability than the capital requirements under current rules.

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

On March 14, 2016, “IQIS Provisions for 2015” (“Draft”) was published in preparation for the adoption of Solvency II. Insurance companies are required to submit an additional quantitative evaluation survey on the basis of December 2015 results (“IQIS5”), by June 30, 2016. The Draft was issued by reference to the European legislation adapted for requirements of the local market and that goes beyond provisions for quantitative evaluation surveys previously issued. The main changes relate to establishing risk-free interest curves, through extrapolation to the ultimate forward rate point, the components of recognized capital, capital requirementsless investments in infrastructure (capital and debt), adjusting capital requirements for management companies, and updating the formula for calculating capital requirements for risk premiums and reserves for general insurance. Clal Insurance is unable toassess the overall impact of the changes based on the provisions in the Draft to carry out a further quantitative evaluation survey, and will carry out an assessment of the current capital status, when the binding provisions will be finalized. According to the Draft, the IQIS5 calculation will be a factor in assessing preparedness of insurance companies and to the implementation and scope of the final provisions to be adopted.

Capital requirements under the Capital Regulations are based on the separate individual financial statements of an insurance company. For purposes of calculating recognized capital, an investment by an insurance company in an insurance company or a controlled management company, and in other subsidiaries will be calculated on the equity basis, according to a holding rate, which includes indirect holdings.

The minimum capital required of Clal Insurance has been reduced, with approval of the Insurance Commissioner, by 35% of the original difference attributed to the managing companies and provident funds under its control. However, when calculating the amount of dividends permitted for distribution, this difference will be added at level of the capital structure. In September 2013, the Insurance Commissioner notified Clal Insurance that the deducted amount to be added back to the minimum capital required, will be after a deduction for a tax reserve accrued by Clal Insurance following the acquisition of provident fund operations. The approval of the Insurance Commissioner, as noted above, will be canceled with adoption of capital requirements under the Directive that will replace the Capital Regulations.

In March 2013, Clal Insurance received a letter from the Insurance Commissioner regarding the determination of credit ratings according to an internal model used by Clal Insurance (“internal model”), to be applied as a risk rating methodology for a subject insured, according to conditions of the relevant sector. The Insurance Commissioner authorized Clal Insurance to allocate capital for adjusted loans, ranked according to its internal model and with reference to the rates specified in the Capital Regulations. If there is an external rating available, the capital allocation will be made using the lower of the available ratings. The letter alsorequires Clal Insurance to submit immediate and periodic reports as specified regarding these activities that make the specified transactions subject to review by the Commissioner of Insurance. As a result of its compliance with the provisions of the letter, Clal Insurance’s capital requirements were reduced by NIS 69 million, as at the end of the reporting period.

Permit Issued by the Insurance Commissioner to the Former Controlling Shareholders of IDBH to Retain Control of Clal Insurance Enterprises and Consolidated Institutional Entities

On May 8, 2014, legal counsel for the former controlling shareholders of IDBD (Ganden, Manor, and Livnat Groups) was notified by the Commissioner that in the context of arrangements among the creditors of IDBH, and given that they no longer controlled the Clal Insurance Enterprises Group, the authorization previously issued by the Insurance Commissioner for control of these entities was terminated, including, with respect to Clal Insurance, Clal Credit Insurance and Clal Pension and Provident Funds. IDBH undertook to supplement (or to cause its controlled affiliates to supplement) the required equity of the insurers in compliance with the Capital Regulations, subject to the a cap of 50% of the required capital of an insurer, and that the obligation will take effect only if the insurer’s equity is determined to be negative, and such funding amount will then be equal to the amount of negative capital, up to the 50% cap.

In addition, IDBH undertook to contribute to the equity of Clal Pension and Provident Funds up to the amount prescribed by the Provident Fund Regulations, for as long as IDBH is the controlling shareholder of the institutional entities. The authorization specifies conditions and imposes restrictions on the ability of a holding entity to impose liens on the equity of IDBD’s institutional entities it holds. The former controlling shareholders were also required, as long as any liens existed on their equity interest of IDBH, to ensure that Clal Insurance Enterprises complied with applicable capital requirements, such that the equity of Clal Insurance Enterprises at no time was less than the product of the holding rate of Clal Insurance Enterprises in Clal Insurance and 140% of the required minimum equity of Clal Insurance, calculated according to the Capital Regulations on September 30, 2005 (as the holding rate was linked to the CPI of September 2005).

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

C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2017:

			% of ownership interest held
Name of the entity	Country	Main activity	06.30.2017	06.30.2016	06.30.2015
IRSA’s direct interest:
IRSA CP (1)	Argentina	Real estate	94.61%	94.61%	95.80%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.	Argentina	Hotel	80.00%	80.00%	80.00%
Inversora Bol’var S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Solares de Santa María S.A. (3)	Argentina	Real estate	-	-	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Unicity S.A. (3)	Argentina	Investment	-	-	100.00%
IRSA CP’s direct interest:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A. (4)	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.92%	99.14%	99.14%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	-	-
Tyrus S.A. ’s direct interest:
DFL (4)	Bermudas	Investment	91.57%	91.57%	91.57%
I Madison LLC	USA	Investment	100.00%	100.00%	100.00%
IRSA Development LP	USA	Investment	100.00%	100.00%	100.00%
IRSA International LLC	USAs	Investment	100.00%	100.00%	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Liveck S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group IV LP (REIG IV)	Bermudas	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group V LP	Bermudas	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%	100.00%	100.00%
Efanur S.A.'s direct interest:
Real Estate Strategies LP	Bermudas	Investment	66.83%	66.83%	66.83%
DFL's direct interest:
IDB Development Corporation Ltd.	Israel	Investment	68.28%	68.28%	-
IDBD's direct interest:
Discount Investment Corporation Ltd. (5)	Israel	Investment	77.25%	76.43%	-
IDB Tourism (2009) Ltd.	Israel	Tourism services	100.00%	100.00%	-
IDB Group Investment Inc.	Israel	Investment	100.00%	100.00%	-
DIC's direct interest:
Property & Building Corporation Ltd.	Israel	Investment	64.44%	76.45%	-
Shufersal Ltd.	Israel	Investment	54.19%	52.95%	-
Koor Industries Ltd.	Israel	Investment	100.00%	100.00%	-
Cellcom Israel Ltd. (6)	Israel	Investment	42.26%	41.77%	-
Elron Electronic Industries Ltd.	Israel	Investment	50.32%	50.32%	-
Bartan Holdings and Investments Ltd.	Israel	Investment	55.68%	55.68%	-
Epsilon Investment House Ltd.	Israel	Investment	68.75%	68.75%	-

(1)Includes interest held through Tyrus S.A. On October 27, 2017, we reported that it has been completed the sale in the secondary market of 2,560,000 ADSs of IRSA CP, which represents 8.1% of IRSA CP. For more information please see “Recent developments – Selling of IRSA CP’ ADSs.”
(2) The Company has consolidated the investment in Llao Llao Resorts S.A. considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.
(3) Were merged on July 1, 2015.
(4) Includes interest held through Ritelco S.A.
(5) Includes Tyrus's equity interest held through DFL.
(6) DIC considers it exercises effective control over Cellcom because DIC is the group with the higher percentage of votes vis-à-vis other shareholders, also taking into account the historic voting performance in the Shareholders’ Meetings.

D. Property, Plant and Equipment

In the ordinary course of business, the leases property or spaces for administrative or commercial use both in Argentina and Israel under operating lease arrangements. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments.

The following table sets forth certain information about our properties for the Operation Center in Argentina as of June 30, 2017:

Property (6)	Date of Acquisition	Leasable/ Sale m2 (1)	Location	Net Book Value Ps.(2)	Use	Occupancy rate (7)
Edificio República	Apr-08	19,885	City of Buenos Aires	1,534	Office Rental	95%
Bankboston Tower	Aug-07	14,873	City of Buenos Aires	1,148	Office Rental	100%
Bouchard 551	Mar-07	0	City of Buenos Aires	55	Office Rental	-
Intercontinental Plaza	Nov-97	3,876	City of Buenos Aires	80	Office Rental	100%
Bouchard 710	Jun-05	15,014	City of Buenos Aires	1,077	Office Rental	100%
Dot Building	Nov-06	11,242	City of Buenos Aires	751	Office Rental	100%
Santa María del Plata	Oct-97	116,100	City of Buenos Aires	442	Other Rentals	91%
San Martín (ex Nobleza Picardo)	May-11	109,610	Province of Buenos Aires, Argentina	739	Other Rentals	94%
Other Properties(5)	N/A	N/A	City and Province of Buenos Aires	1,339	Mainly Rental offices and properties under development	N/A
Abasto(3)	Nov-99	36,795	City of Buenos Aires, Argentina	5,374	Shopping Mall	96.8%
Alto Palermo(3)	Dec-97	18,945	City of Buenos Aires, Argentina	5,064	Shopping Mall	99.3%
Alto Avellaneda(3)	Dec-97	36,063	Province of Buenos Aires, Argentina	3,277	Shopping Mall	99.3%
Alcorta Shopping(3)	Jun-97	15,613	City of Buenos Aires, Argentina	2,370	Shopping Mall	98.1%
Patio Bullrich(3)	Oct-98	11,760	City of Buenos Aires, Argentina	1,379	Shopping Mall	97.6%
Alto Noa(3)	Nov-95	19,059	City of Salta, Argentina	678	Shopping Mall	97.2%
Buenos Aires Design(3)	Dec-97	13,967	City of Buenos Aires, Argentina	25	Shopping Mall	97.2%
Mendoza Plaza(3)	Dec-94	42,867	Mendoza, Argentina	1,299	Shopping Mall	97.1%
Alto Rosario (3)	Dec-04	31,807	Santa Fe, Argentina	2,379	Shopping Mall	99.6%
Córdoba Shopping –Villa Cabrera(3)(11)	Dec-06	15,445	City of Córdoba, Argentina	759	Shopping Mall	98.1%
Dot Baires Shopping(3)	May-09	49,499	City of Buenos Aires, Argentina	3,287	Shopping Mall	99.9%
Soleil Premium Outlet(3)	Jul-10	15,227	Province of Buenos Aires, Argentina	922	Shopping Mall	100,00%
La Ribera Shopping(3)	Aug-11	10,054	Santa Fe, Argentina	146	Shopping Mall	97.6%
Distrito Arcos (3)	Dec-14	14,692	City of Buenos Aires, Argentina	891	Shopping Mall	100,00%
Alto Comahue(3)	Mar-15	9,766	Neuquén, Argentina	802	Shopping Mall	96.4%
Patio Olmos(3)	Sep-97	-	City of Córdoba, Argentina	147	Shopping Mall	N/A
Caballito Plot of Land	Nov-97	5,000	City of Buenos Aires	209	Land Reserve	N/A
Santa María del Plata	Oct-97	116,100	City of Buenos Aires	3,132	Other Rentals	91%
Luján plot of land(3)	May-08	1,160,000	Province of Buenos Aires, Argentina	167	Mixed uses	N/A
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	1,231	Land Reserve	N/A
Intercontinental(7)	Nov-97	24,000	City of Buenos Aires	62	Hotel	74%
Sheraton Libertador(8)	Mar-98	37,600	City of Buenos Aires	29	Hotel	73%
Llao Llao(9)(10)	Jun-97	17,463	City of Bariloche	77	Hotel	52%

(1)
Total leasable area for each property. Excludes common areas and parking spaces.
(2)
Cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3)
Through IRSA CP.
(4)
Includes the following land reserves: Pontevedra plot; Mariano Acosta, San Luis Plot, Pilar plot and Merlo plot (through IRSA) and Intercontinental Plot, Dot Adjoining Plot, Mendoza Plot, Puerto Retiro (through IRSA Commercial Properties).
(5)
Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102, 3103 y 3105, Constitución 1111, Madero 1020, La Adela, Paseo del Sol, Edificio Phillips, Maipú 1300, Libertador 498 and Suipacha 652.
(6)
Percentage of occupation of each property. The land reserves are assets that the company remains in the portfolio for future development.
(7)
Through Nuevas Fronteras S.A.
(8)
Through Hoteles Argentinos S.A.
(9)
 Through Llao Llao Resorts S.A.
(10)
Includes Ps.21,900,000 of book value that corresponds to “Terreno Bariloche.” Included in Investment Properties is the cinema building located at Córdoba Shopping – Villa Cabrera, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. The total amount of the loan outstanding was Ps.12.2 million as of June 30, 2017.

The following table sets forth certain information about our properties for the Operation Center in Israel as of June 30, 2017:

Property	Date of acquisition	Location	Net book amount	Use

Tivoli	Oct-15	United States	4,007	Rental properties
Kiryat Ono Mall	Oct-15	Israel	2,299	Rental properties
Shopping Center Modi’in A	Oct-15	Israel	1,026	Rental properties
HSBC	Oct-15	United States	15,306	Rental properties
Matam park - Haifa	Oct-15	Israel	7,121	Rental properties
Caesarea - Maichaley Carmel	Oct-15	Israel	0	Rental properties
Herzeliya North	Oct-15	Israel	4,841	Rental properties
Gav-Yam Center - Herzeliya	Oct-15	Israel	3,143	Rental properties
Neyar Hadera Modi’in	Oct-15	Israel	997	Rental properties
Gav yam park - Beer Sheva	Oct-15	Israel	921	Rental properties
Haifa	Oct-15	Israel	720	Rental properties
Ispro planet -BeerSheva -Phase1	Oct-15	Israel	1,421	Rental properties
SHARON	Oct-15	Israel	1,364	Rental properties
Merkaz	Oct-15	Israel	467	Rental properties
Zafon	Oct-15	Israel	124	Rental properties
Mizpe Sapir	Oct-15	Israel	167	Rental properties
Others	Oct-15	Israel	10,410	Rental properties
Tivoli	Oct-15	United States	496	Undeveloped parcels of land
Others	Oct-15	Israel	2,442	Undeveloped parcels of land
Tivoli	Oct-15	United States	367	Properties under development
Ispro Planet – Beer Sheva – Phase 1	Oct-15	Israel	210	Properties under development
Others	Oct-15	Israel	1,813	Properties under development
Total			59,662

ITEM 4A. Unresolved staff comments

Not applicable.

ITEM 5. Operating and Financial Review and Prospects

The following management’s discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our audited consolidated financial statements and related notes appearing elsewhere in this annual report. This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as, “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in this annual report. See Item 3 “Key Information – D. Risk Factors” for a more complete discussion of the economic and industry-wide factors relevant to us.

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2017 and 2016 relate to the fiscal years ended June 30, 2017 and 2016, respectively.

A. Operating Results

Evolution of our Business Segments

Operations Center in Argentina

Shopping Malls

Our main purpose is to maximize our shareholders’ profitability. By using our know-how in the shopping mall industry in Argentina as well as our leading position, we seek to generate a sustainable growth of cash flow and to increase the long-term value of our real estate assets.

We attempt to take advantage of the unsatisfied demand for purchase in different urban areas of the region, as well as of our customers’ purchase experience. Therefore, we seek to develop new shopping malls in urban areas with attractive prospects for growth, including Buenos Aires’ Metropolitan area, some cities in the provinces of Argentina and possibly, other places abroad. To achieve this strategy, the close business relationship we have had for years with more than 1000 retail companies and trademarks composing our selected group of tenants is of utmost importance, as it allows us to offer an adequate mix of tenants for each particular case.

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

Sales and Developments

We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering green spaces for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads and other basic infrastructure such as electric power and water, and thenselling lots for the construction of residential units. After the economic crisis in 2001 and 2002, the scarcity of mortgage financing restricted the growth in middle class home purchases, and as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases. Furthermore, we seek to continue to acquire undeveloped land at attractive locations inside and outside Buenos Aires for the purpose of their appreciation for subsequent sale. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

Hotels

We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and travel in Argentina. We seek to continue with our strategy to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation.

International

In this segment, we seek investments that represent an opportunity of capital appreciation potential in the long term. After the international financial crisis in 2008, we took advantage of the price opportunity in the real estate sector in the United States and invested in two office buildings in Manhattan, New York. In 2015, we sold the Madison building and we hold a 49.9% interest in a US company, whose main asset is the so-called “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we hold 28.7% of Condor Hospitality Trust REIT’s voting rights (NASDAQ: CDOR). We intend to continue evaluating -on a selective basis- investment opportunities outside Argentina as long as they offer attractive investment and development options.

Financial Operations and Others

We keep our investment in Banco Hipotecario, the main mortgage-lending bank in Argentina, as we believe that we are able to reach good synergies in the long term with a developed mortgage market.

Operations Center in Israel

Real Estate

PBC’s policy is to continue to implement its growth strategy - to develop its yield bearer properties and to increase revenues from this activity, which is its main activity, by building on land, which PBC owns, and locating new investments opportunities. Concurrently, PBC will act to realize assets in which their improvement potential was fully utilized and PBC will also act to maintain a strong financial stability. In addition, on August 2017, PBC’s Board of Directors decided to begin the process of examining the realization of the PBC’s, directly and indirectly, holdings in Ispro Israeli Building Rental Company Ltd., and within this framework, to receive proposals from various parties for the acquisition of the menctioned company.

Supermarkets

Implementation of Shufersal’s strategy launched in the summer of 2014, the main elements of which are strengthening of Shufersal’s competitive position, especially in the discount segment, promotion and significant growth in Shufersal’s own brand, in which includes the launch of new products in more leading categories (such as Pharma and products for infants) alongside improvement in its terms of trade and relationships with its suppliers, substantial growth in sales of Shufersal Online and promotion of the digital operation, including Shufersal App, promotion of growth engines and development of specialized areas of activity, which includes, inter alia, development of "Shufersal for Business" (Wholesale Sales Offers), and further implementation of the streamlining plan and changes in work procedures while saving costs.

Telecommunications

Cellcom’s business strategy is divided into the following categories: (1) Cell site construction and licensing – Cellcom construct cell sites based on its strategy to expand the geographical coverage and improve the quality of its network and as necessary to replace cell sites that need to be removed. (2) Sales and customer care - Cellcom combine their sales and customer care efforts in order to maximize sales opportunities alongside accessible and quality customer service. (3) Marketing - Cellcom marketing strategy emphasizes their position as a communications group and cellular market leader, its value for money and its provision of a comprehensive solution for their customers’ communication needs, by offering services bundles for families and for the office for small and mid-sized businesses. Cellcom aims to provide its customers with a comprehensive quality experience through the various means of communications that they use, including their mobile handset, tablet and laptop. Alongside its focus on packages for a fixed sum, Cellcom has substantially reduced the number of calling plans available to its customers, thus reducing its back office operation.

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

For additional information, see “Comparability of information.”

Critical Accounting Policies and Estimates

Our significant accounting policies are stated in Note 2 to our Audited Consolidates Financial Statements, “Summary of significant accounting policies.” The discussion below should be read in conjunction with the referred note. Not all of these significant accounting policies require management to make subjective or complex judgments or estimates. The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimations involved in their application and their impact on the Consolidated Financial Statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

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
Cash flows are determined based on past experiences with the asset or with similar assets and in accordance with the Company’s best factual assumption relative to the economic conditions expected to prevail.
Business continuity of cash-generating units.
Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).

Should any of the assumptions made be inaccurate, this could lead to differences in the recoverable values of cash-generating units.
Control, joint control or significant influence
Judgment relative to the determination that the Company holds an interest in the shares of investees (considering the existence and influence of significant potential voting rights), its right to designate members in the executive management of such companies (usually the Board of directors) based on the investees’ bylaws; the composition and the rights of other shareholders of such investees and their capacity to establish operating and financial policies for investees or to take part in the establishment thereof.

Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 10.	Incorrect valuation of investment property values
Income tax
The Company estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.
Additionally, the Company evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.
Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Company’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.
Level 2 and 3 financial instruments
Main assumptions used by the Company are:
● Discounted projected income by interest rate
● Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.
● Comparable market multiple (EV/GMV ratio).
● Underlying asset price (Market price); share price volatility (historical) and market interest-rate (Libor rate curve).
Incorrect recognition of a charge to income / (loss).
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Company; such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.

Overview

We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified activities, primarily in real estate, including:

i.
the acquisition, development and operation of shopping malls,

ii.
the acquisition and development of office buildings and other non-shopping mall properties primarily for rental purposes,

iii.
the development and sale of residential properties,

iv.
the acquisition and operation of luxury hotels,

v.
the acquisition of undeveloped land reserves for future development or sale, and

vi.
selective investments mostly in Argentina, United States and Israel.

Effects of the global macroeconomic factors

Most of our assets are located in Argentina, where we conduct our operations, and in Israel. Therefore, our financial condition and the results of our operations are significantly dependent upon the economic conditions prevailing in both countries.

The table below shows Argentina’s GDP growth, inflation rates, dollar exchange rates, the appreciation (depreciation) of the Peso against the U.S. dollar, and the appreciation (depreciation) of the NIS against the U.S. dollar for the indicated periods (inter-annual information—which is the 12 month period preceding the dates presented—is presented to conform to our fiscal year periods).

	Fiscal year ended June 30,
	2017	2016	2015
	(inter-annual data)
GDP growth(4)	2.7%	(3.4)%	1.2%
Inflation (IPIM)(1)	14.2%	26.7%	13.6%
Inflation (CPI)	21.9%	37.6%	14.0%
Depreciation of the Peso against the U.S. dollar(2)	(10.6)%	(65.9)%	(12.0)%
Average exchange rate per US$1.00(3)	Ps.16.5800	Ps.14.9900	Ps.9.0380
Appreciation/ (depreciation) of the NIS against the U.S. Dollar	9.6%	(2.3)%	(10.0)%

(1)
IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(2)
Depreciation during fiscal year 2016 was mostly due to the depreciation of the Peso that took place on December 17, 2015.
(3)
Represents average of the selling and buying exchange rate.
(4)
Represents GDP variation as of June 30, 2016.

Sources: INDEC, Argentine Ministry of Treasury, Ministry of Treasury of the City of Buenos Aires, Central Bank and Bloomberg.
Argentine GDP increased 2.7% during our 2017 fiscal year, compared to decrease of 3.4% in our fiscal 2016. Shopping mall sales grew 11.3% in the fiscal 2017 compared to fiscal 2016. As of June 30, 2017, the unemployment rate was at 8.7% of the country’s economically active population compared to 9.3% as of June 30, 2016.

Changes in short- and long-term interest rates, unemployment and inflation rates may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. These factors, combined with low GDP growth, may reduce general consumption rates at our shopping malls. Since most of the lease agreements in our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. A reduction in the number of shoppers at our shopping malls and, consequently, in the demand for parking, may also reduce our revenues from services rendered.

Regarding Israel’s economy, and based on information published by OECD, the maintenance of expansionary monetary and fiscal policies and projected wage increases will continue to shore up domestic demand, which will remain as the main driver of growth. After picking up to 4% in 2016, growth is projected to be around 3% in 2017/18. Inflation is projected to firm up gradually.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumerprice index	Wholesaleprice index
	(inter-annual data)
Fiscal Year ended June 30,
2013	10.5%	13.5%
2014	15.0%	27.7%
2015	14.0%	13.6%
2016	37.6%(1)	26.7%
2017	21.9%	14.2%
(1)
Given the modifications to the system that INDEC uses to measure CPI, there is no data for any price variations from July 1, 2015 to June 30, 2016. For that reason, we present aggregate prices from January 1, 2016 to June 30, 2016, published by INDEC.

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Additionally, the minimum lease payments we receive from our shopping mall tenants are generally adjusted in accordance with the CER, an inflation index published by the Central Bank. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may ultimately reduce their sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales.

For the leases of spaces at our shopping malls we use for most tenants a standard lease agreement, the terms and conditions of which are described below. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 3% and 10% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases between 21% and 25% on an annual and cumulative basis from the thirteenth month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Business—Our Shopping Malls—Principal Terms of our Leases.”

An increase in our operating costs caused by higher inflation could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping mall business is affected by consumer spending and by prevailing economic conditions that affect potential customers. All of our shopping malls and commercial properties are located in Argentina, and, as a consequence, their business and that of our tenants could be adversely affected by a recession in Argentina.

Since the INDEC modified its methodology used to calculate the CPI in January 2007, there have been concerns about the accuracy of Argentina’s official inflation statistics, which led to the creation of the IPCNu in February 2014 in order to address the quality of official data. See “Risk Factors—Risks Relating to Argentina—There were concerns about the accuracy of Argentina’s official inflation statistics.”

Regarding rates of inflation in Israel, the Consumer Price Index, according to OECD, showed a 0.5% increase in the prices in 2014, followed by a deflation of 0.6% in 2015 and 0.5% in 2016. Likewise, inflation projections for 2017 and 2018 are expected to be around 1.0% and 1.7%, respectively.

Seasonality

Our business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business.

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

In 2017, the Passover holiday fell at the middle of April, compared to 2016 when it was at the end of April. The timing of the holiday affects Shufersal’s sales and special offers in the second quarter of 2017, compared to last year.

The Passover holiday in the second quarter of 2017 had a greater effect on Shufersal’s results than in the corresponding quarter in 2016, therefore analysis of the results for the first half of the year compared to the corresponding period in 2016 better represents the changes between the periods.

Effects of interest rate fluctuations

Most of our U.S. dollar-denominated debt accrues interest at a fixed rate. An increase in interest rates will result in a significant increase in our financing costs and may materially affect our financial condition or our results of operations.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a devaluation or depreciation of the Peso against the U.S. dollar would increase our indebtedness measured in Pesos and materially affect our results of operations. Foreign currency exchange rate fluctuations significantly increase the risk of default on our lease receivables. Foreign currency exchange restrictions that may be imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar-denominated liabilities.

Typically real estate transactions in Argentina are negotiated and prices are set in U.S. dollars. Therefore, a devaluation or depreciation of the Peso against the U.S. dollar would increase the value of our real estate properties measured in Pesos and an appreciation of the Peso would have the opposite effect.

During fiscal 2017 and fiscal 2016, the Peso depreciated against the U.S. dollar by approximately 11% and 66%, respectively, which caused an impact on the comparability of our results of operations for the year ended June 30, 2017 to our results of operations for the year ended June 30, 2016, primarily in our revenues from office rentals and our net assets and liabilities denominated in foreign currency. The depreciation of the Peso affected our assets and liabilities denominated in foreign currency, as reflected in “financial results, net” in our consolidated statement of comprehensive income.

As a result of the depreciation of the Peso and the discontinuation of the official exchange rate in December 2015, the seller exchange rate was Ps.9.6880 per US$1.00 on November 30, 2015, Ps.13.0400 per US$1.00 on December 31, 2015, Ps.15.0400 per US$1.00 on June 30, 2016, and Ps.16.6300 per US$1.00 on June 30, 2017. See “Local Exchange Market and Exchange Rates.”

During fiscal year 2017, Israeli New Shekel appreciated against the U.S. dollar by approximately 9.6%, while during fiscal year 2016 that currency depreciated by 2.2%, which caused an impact on the comparability of our results of IDBD´s operations for the year ended June 30, 2017 to IDBD´s results of operations for the year ended June 30, 2016. As of June 30 2017, the offer exchange rate was NIS3.4882 per US$1.00, and NIS3.5340 per US$1.00 on September 30, 2017. For more information about the exchange rates, see “Local Exchange Market and Exchange Rates.”

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

Segment information is reported from two perspectives: geographic presence and products and services. From the geographic point of view, the Company has established two Operations Centers to manage its global interests: Argentina and Israel. Within each operations center, the Company considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

Below is the segment information prepared as follows:

Operations center in Argentina

Within this center, the Company operates in the following segments:

●
The “Shopping Malls” segment includes the assets and operating results of the activity of shopping malls portfolio principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Company.

●
The “Offices and others” segment includes the assets and operating results from lease revenues of offices and other rental space and other service revenues related to the office activities.

●
The “Sales and Developments” segment includes the assets and operating results of the sales of undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sale of real property intended for rent, sales of hotels and other properties included in the international segment.

●
The "Hotels" segment includes the operating results of hotels mainly comprised of room, catering and restaurant revenues.

●
The “International” segment includes assets and operating profit or loss from business related to associates Condor and Lipstick. Through these associates, the Company derives revenue from hotels and an office building in USA, respectively. Until September 30, 2014, this segment included revenues from a subsidiary that owned the building located at 183 Madison Ave. in New York, USA, which was sold on that date. Additionally, until October 11, 2015, this international segment included results from the investment in IDBD carried at fair value.

●
The “Financial operations, Corporate and others” segment primarily includes the financial activities carried out by BHSA and Tarshop and other residual financial operations and corporate expenses related to the Operations Center in Argentina.

Starting in fiscal year 2017, the CODM reviews certain corporate expenses associated to all segments of the operations center in Argentina on an aggregate and separate basis, and such expenses have been accounted for under Other Segments and Corporate. As of June 2016 and 2015, the segment information has been retrospectively recast for comparability purposes.

The assets’ categories examined by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, right to receive future units under barter agreements, investment in associates and goodwill. The sum of these assets, classified by business segment, is reported under “assets by segment.” Assets are allocated to each segment based on the operations and/or their physical location.

Within the operations center in Argentina, most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for earnings of associates included in the “International” segment located in USA.

Revenues for each reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Operations center in Israel

Within this center, the Company operates in the following segments:

●
The “Real Estate” segment includes mainly assets and operating income derived from business related to the subsidiary PBC. Through PBC, the Company operates rental properties and residential properties in Israel, United States and other parts of the world and carries out commercial projects in Las Vegas, USA.

●
The “Supermarkets” segment includes assets and operating income derived from the business related to the subsidiary Shufersal. Through Shufersal, the Company mainly operates a supermarket chain in Israel.

●
The “Telecommunications” segment includes assets and operating income derived from the business related to the subsidiary Cellcom. Cellcom is a provider of telecommunication services and its main activities include the provision of mobile phone services, fixed line phone services, data and Internet, among others.

●
The “Insurance” segment includes the investment in Clal. This company is one of the most important insurance groups in Israel, and is mainly engaged in pension and social security insurance, among others. As stated in Note 14, the Company does not have control over Clal; therefore, the business is not consolidated on a line-by-line basis but rather reported in a single line as a financial asset held for sale and valued at fair value, as required by the IFRS.

●
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

The Company consolidates results derived from its operations center in Israel with a three month lag, adjusted for the effects of significant transactions. Hence, IDBD’s results for the period extending from October 11, 2015 (acquisition date) through March 31, 2016 are included under comprehensive income of the Company for the fiscal year ended June 30, 2016. For the fiscal year ended June 30, 2017, a full twelve-month period is consolidated, also with a three-month lag and adjusted for the effects of significant transactions.

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

Within the operations center in Israel, most revenue from its operating segments are derived from, and their assets are located in, Israel, except for part of earnings from the Real Estate segment, which are generated from activities outside Israel, mainly in USA.

Below is a summary of the Companys lines of business for the years ended June 30, 2017, 2016 and 2015:

Business Segment Reporting

Operations Center in Argentina

	June 30, 2017
	Operations Center in Argentina	Operations Center in Israel	Total
Revenues	4,311	68,422	72,733
Costs	(912)	(49,110)	(50,022)
Gross profit	3,399	19,312	22,711
Net gain from fair value adjustments of investment properties	4,271	374	4,645
General and administrative expenses	(721)	(3,135)	(3,856)
Selling expenses	(355)	(13,093)	(13,448)
Other operating results, net	(68)	(196)	(264)
Profit from operations	6,526	3,262	9,788
Share of (loss) / profit of associates and joint ventures	(94)	105	11
Segment profit	6,432	3,367	9,799
Reportable assets	44,885	178,964	223,849
Reportable liabilities	-	(155,235)	(155,235)
Net reportable assets	44,885	23,729	68,614

	June 30, 2016 (recast)
	Operations Center in Argentina	Operations Center in Israel	Total
Revenues	3,289	27,077	30,366
Costs	(658)	(19,252)	(19,910)
Gross Profit	2,631	7,825	10,456
Net gain / (loss) from fair value adjustments of investment properties	18,209	(271)	17,938
General and administrative expenses	(554)	(1,293)	(1,847)
Selling expenses	(264)	(5,442)	(5,706)
Other operating results, net	(12)	(32)	(44)
Profit from operations	20,010	787	20,797
Share of (loss) / profit of associates and joint ventures	127	123	250
Segment profit	20,137	910	21,047
Reportable assets	39,294	147,470	186,764
Reportable liabilities	-	(132,989)	(132,989)
Net reportable assets	39,294	14,481	53,775

	June 30, 2015 (recast)
	Operations Center in Argentina	Operations Center in Israel	Total
Revenues	2,548	-	2,548
Costs	(481)	-	(481)
Gross Profit	2,067	-	2,067
Net gain from fair value adjustments of investment properties	4,007	-	4,007
General and administrative expenses	(378)	-	(378)
Selling expenses	(196)	-	(196)
Other operating results, net	33	-	33
Profit from operations	5,533	-	5,533
Share of loss of associates and joint ventures	(858)	-	(858)
Segment profit	4,675	-	4,675
Reportable assets	23,052	-	23,052
Reportable liabilities	-	-	-
Net reportable assets	23,052	-	23,052

Below is a summarized analysis of the lines of business of Company’s operations center in Argentina for the fiscal year ended June 30, 2017:

	June 30, 2017
	Operations Center in Argentina
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, Corporate and others	Total
Revenues	3,043	443	99	725	-	1	4,311
Costs	(350)	(33)	(43)	(486)	-	-	(912)
Gross profit	2,693	410	56	239	-	1	3,399
Net gain from fair value adjustments of investment properties	2,068	1,354	849	-	-	-	4,271
General and administrative expenses	(261)	(33)	(32)	(135)	(78)	(182)	(721)
Selling expenses	(188)	(34)	(16)	(94)	-	(23)	(355)
Other operating results, net	(59)	4	(36)	(1)	27	(3)	(68)
Profit / (loss) from operations	4,253	1,701	821	9	(51)	(207)	6,526
Share of profit / (loss) of joint ventures and associates	-	-	14	-	(196)	88	(94)
Segment profit / (loss)	4,253	1,701	835	9	(247)	(119)	6,432

Investment properties	28,799	7,669	4,739	-	-	-	41,207
Property, plant and equipment	55	40	-	157	2	-	254
Trading properties	-	-	587	-	-	-	587
Goodwill	1	36	-	-	-	-	37
Right to receive future units under barter agreements	-	-	47	-	-	-	47
Inventories	23	1	-	10	-	-	34
Investments in joint ventures and associates	-	113	95	-	570	1,941	2,719
Operating assets	28,878	7,859	5,468	167	572	1,941	44,885

From all the revenues corresponding to the operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the operations Center in Argentina segments, Ps.44,123 million are located in Argentina and Ps.762 million in other countries, principally in the United States for Ps.570 million and Uruguay for Ps.192 million.

Below is a summarized analysis of the lines of business of Company’s operations center in Argentina for the fiscal year ended June 30, 2016:

	June 30, 2016 (recast)
	Operations Center in Argentina
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, Corporate and others	Total
Revenues	2,406	340	8	534	-	1	3,289
Costs	(256)	(21)	(20)	(361)	-	-	(658)
Gross profit / (loss)	2,150	319	(12)	173	-	1	2,631
Net gain from fair value adjustments of investment properties	16,132	1,304	773	-	-	-	18,209
General and administrative expenses	(179)	(24)	(23)	(103)	(91)	(134)	(554)
Selling expenses	(145)	(8)	(23)	(69)	-	(19)	(264)
Other operating results, net	(63)	(6)	(34)	(2)	92	1	(12)
Profit / (loss) from operations	17,895	1,585	681	(1)	1	(151)	20,010
Share of profit / (loss) of joint ventures and associates	-	20	5	-	(129)	231	127
Segment profit / (loss)	17,895	1,605	686	(1)	(128)	80	20,137

Investment properties	26,613	5,786	3,975	-	-	-	36,374
Property, plant and equipment	49	17	2	156	2	-	226
Trading properties	-	-	598	-	-	-	598
Goodwill	7	4	-	-	-	-	11
Right to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	19	-	1	8	-	-	28
Investments in joint ventures and associates	-	59	62	-	143	1,703	1,967
Operating assets	26,688	5,866	4,728	164	145	1,703	39,294

From all the revenues corresponding to the operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the operations Center in Argentina segments, Ps.38,991 million are located in Argentina and Ps.303 million in other countries, principally in the United States for Ps.145 million and Uruguay for Ps.158 million.

Below is a summarized analysis of the lines of business of Company’s operations center in Argentina for the fiscal year ended June 30, 2015:

	June 30, 2015 (recast)
	Operations Center in Argentina
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, Corporate and others	Total
Revenues	1,778	333	15	396	26	-	2,548
Costs	(164)	(13)	(19)	(278)	(7)	-	(481)
Gross profit / (loss)	1,614	320	(4)	118	19	-	2,067
Net gain from fair value adjustments of investment properties	729	1,871	1,407	-	-	-	4,007
General and administrative expenses	(136)	(3)	(3)	(78)	(56)	(102)	(378)
Selling expenses	(113)	(13)	(2)	(52)	-	(16)	(196)
Other operating results, net	(49)	(117)	(13)	-	214	(2)	33
Profit / (loss) from operations	2,045	2,058	1,385	(12)	177	(120)	5,533
Share of profit / (loss) of joint ventures and associates	-	5	1	1	(1,020)	155	(858)
Segment profit / (loss)	2,045	2,063	1,386	(11)	(843)	35	4,675

Investment properties	10,415	5,460	3,694	-	-	-	19,569
Property, plant and equipment	48	23	1	165	1	-	238
Trading properties	-	-	149	-	-	-	149
Goodwill	7	4	-	-	-	-	11
Right to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	16	-	-	7	-	-	23
Investments in joint ventures and associates	-	43	47	-	1,478	1,404	2,972
Operating assets	10,486	5,530	3,981	172	1,479	1,404	23,052

From all revenues corresponding to the operations Center in Argentina Ps.2,522 million are generated in Argentina and Ps.26 million in USA. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the operations Center in Argentina segments, Ps.21,467 million are located in Argentina and Ps.1,585 million in other countries, principally in the United States for Ps.1,479 million and Uruguay for Ps.106 million.

Below is a summarized analysis of the lines of business of Company’s operations center in Israel for the year ended June 30, 2017:

	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	4,918	47,277	15,964	-	263	68,422
Costs	(2,333)	(35,432)	(11,183)	-	(162)	(49,110)
Gross Profit	2,585	11,845	4,781	-	101	19,312
Net gain from fair value adjustments of investment properties	374	-	-	-	-	374
General and administrative expenses	(290)	(627)	(1,592)	-	(626)	(3,135)
Selling expenses	(91)	(9,517)	(3,406)	-	(79)	(13,093)
Other operating results, net	46	(52)	(36)	-	(154)	(196)
Profit / (loss) from operations	2,624	1,649	(253)	-	(758)	3,262
Share of profit / (loss) of joint ventures and associates	46	75	-	-	(16)	105
Segment profit / (loss)	2,670	1,724	(253)	-	(774)	3,367

Operating assets	79,427	38,521	31,648	8,562	20,806	178,964
Operating liabilities	(64,100)	(29,239)	(25,032)	-	(36,864)	(155,235)
Operating assets (liabilities), net	15,327	9,282	6,616	8,562	(16,058)	23,729

From all revenues corresponding to the Operations Center in Israel, Ps.1,102 are originated in the United States and Ps.67,320 in Israel. No external client represents 10% or more of the revenue of any of the reportable segments. From all assets corresponding to the Operations Center in Israel segments, Ps.20,176 are located in USA, Ps.3,678 in India and the remaining are located in Israel.

Below is a summarized analysis of the lines of business of Company’s operations center in Israel for the year ended June 30, 2016 (recast):

	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	1,538	18,610	6,655	-	274	27,077
Costs	(467)	(14,076)	(4,525)	-	(184)	(19,252)
Gross Profit	1,071	4,534	2,130	-	90	7,825
Net loss from fair value adjustments of investment properties	(271)	-	-	-	-	(271)
General and administrative expenses	(100)	(203)	(708)	-	(282)	(1,293)
Selling expenses	(29)	(3,907)	(1,493)	-	(13)	(5,442)
Other operating results, net	(19)	(13)	-	-	-	(32)
Profit / (loss) from operations	652	411	(71)	-	(205)	787
Share of profit / (loss) of associates and joint ventures	226	-	-	-	(103)	123
Segment profit / (loss)	878	411	(71)	-	(308)	910

Operating assets	60,678	29,440	27,345	4,602	25,405	147,470
Operating liabilities	(49,576)	(23,614)	(21,657)	-	(38,142)	(132,989)
Operating assets (liabilities), net	11,102	5,826	5,688	4,602	(12,737)	14,481

From all revenues corresponding to the Operations Center in Israel, Ps.512 million are originated in the United States and Ps.26,565 million in Israel. No external client represents 10% or more of the revenue of any of the reportable segments. From all assets corresponding to the Operations Center in Israel segments, Ps.14,070 million are located in USA, Ps.786 million in India and the remaining are located in Israel.

Share of profit/(loss) of joint ventures of Argentina’s Operating Center:

As stated in Note 2.3(e) to the consolidated financial statements as of June 30, 2017 and for the fiscal years ended June 30, 2016, 2015 and 2014, share of profit/(loss) of joint ventures Cyrsa S.A. (“Cyrsa”), Puerto Retiro, Baicom, NPSF, Quality Invest, EHSA and LRSA, are presented by application of the equity method in the line “Shares of profit/(loss) of associates and joint ventures” in the consolidated statement of income.

However, as indicated in Note 6 to the consolidated financial statements as of June 30, 2017 and for the years ended June 30, 2016, 2015 and 2014, in the business segment reporting, the operating results of these joint ventures are presented by application of proportionate consolidation. This method presents the results of joint ventures in the income statement line by line. The operating results of joint ventures are allocated to each business segment based on the nature of the operations that give rise to them. In addition, reporting contemplates certain transactions between related parties that have been eliminated at the level of the income statement but are, nonetheless, representative of genuine revenues and/or costs of each segment. These transactions include, mainly, leases of spaces and management fees.

Comparability of information:

As required by IFRS 3, the information of IDBD is included in the Consolidated Financial Statements of the Company as from takeover was secured, that is from October 11, 2015, and the prior periods are not modified by this situation. Therefore, the consolidated financial information for periods after the acquisition is not comparative with prior periods. Additionally, results for the fiscal year ended June 30, 2017 includes 12 full months of results from IDBD, for the period beginning April 1, 2016 through March 31, 2017, while results for the fiscal year ended June 30, 2016 includes the results from IDBD for the period beginning October 11, 2015 through March 31, 2016; both adjusted for significant transactions that took place between April 1 and June 30, 2016 and 2017, respectively. Hence, the result for the reported periods are not comparable.

Furthermore, during the fiscal year ended as of June 30, 2016, the Argentine Peso devalued against the US Dollar and other currencies by around 65%, which has an impact in comparative information presented in the Financial Statements, due mainly to the currency exposure of our income and costs from the “offices and other properties” segment, and our assets and liabilities in foreign currency.

Certain items from prior fiscal years have been reclassified for consistency purposes. The loans granted to associates and joint ventures, with features of long-term investments, are considered part of the investment in such associates and joint ventures; as a result, financial income derived from those loans have been reclassified to present them net, with the share of profit of associates and joint-ventures in the amount of Ps.116 million. The Company considers that it is more accurate and provides more relevant information to users of Financial Statements.

Additionally, costs associated to the sale in the supermarket line have been reclassified. They were previously included under selling expenses and have been reclassified now to costs in the amount of Ps.151 million.

Operations Center in Argentina

Shopping Malls

For the fiscal years ended June 30, 2017 and 2016

During fiscal year 2017 we maintained the same portfolio of operating shopping malls. For this reason, there were no material effects on the comparison of information.

For the fiscal years ended June 30, 2016 and 2015

During fiscal year 2016 we maintained the same portfolio of operating shopping malls.

As it concerns the new shopping malls inaugurated in fiscal year 2015, “Distrito Arcos” and “Alto Comahue,” the periods during which profit from operations was recorded were different in both years. Fiscal year 2016 includes 12 months of operations of Distrito Arcos and Alto Comahue, while fiscal year 2015 includes six months and a half, and three months and a half of operations, respectively. However, the income from these new developments, both in the income statement and in the information by segment, was not significant against the total figures of this segment, for the indicated years. For this reason, there were no material effects on the comparison of information.

Offices and Others

For the fiscal years ended June 30, 2017 and 2016

During fiscal year 2017, the comparability of revenues and costs from the Offices and Others segment was affected by the partial sales of rental property allocated to this segment. In this regard, during fiscal year 2017 the Company sold 2,693 sqm in the Intercontinental Plaza building and several floors at the Maipú 1300 building.

For the fiscal years ended June 30, 2016 and 2015

During fiscal years ended June 30, 2016 and 2015, the comparability of revenues and costs from the Offices and Others segment was affected by the partial sale of rental property allocated to this segment. In this regard, during fiscal years ended June 30, 2016 and 2015 the Company sold several floors at the Maipú 1300, Intercontinental Plaza, Bouchard 551 and the entire Dique IV buildings (a leasable area of 30,658 sqm, accounting for approximately 27% of the total leasable area at the beginning of the year) and Isla Sirgadero.

Additionally, in December 2014, there was a transfer within the Company of 83,789 sqm of rental buildings from IRSA to IRSA PC. This transaction, though at the consolidated level it did not have effects because it was a related party transaction, was considered a Business Combination, and therefore, costs related to this transaction for Ps.110.5 million were recognized as income during fiscal year 2015 in “Other operating results, net.”

Sales and Developments

Revenues and costs from this segment often vary significantly from one fiscal year to another due to the non-recurrence of different sales transactions performed by the Company throughout the time.

Hotels

For the fiscal years ended June 30, 2017, 2016 and 2015

During these fiscal years, there were no factors affecting comparability.

International

For the fiscal years ended June 30, 2016 and 2015

The most affected line in terms of comparability was “Share of profit / (loss) of associates and joint ventures” for, until October 11, 2015, the profit (loss) from the investment in IDBD at fair value was reported within the International segment.

On the other hand, profit from operations from this segment was also affected, but to a lesser extent, by the profits (losses) derived from the Madison building, which was disposed of during fiscal year 2015. No operation involving this building was accounted for during fiscal year 2016 while operations with this building were included during fiscal year 2015 until September 2014.

Financial Operations, Corporate and Others

For the fiscal years ended June 30, 2016 and 2015

During fiscal year 2016 there were no factors affecting comparability, except for the effect of the change in the valuation of our investment in Avenida accounted for during the previous year. No profit from operations was accounted for during 2016 in relation to this investment, as compared to fiscal year 2015 when profit from operations was recorded for the first 3 months of the year.

Results of Operations for the fiscal years ended June 30, 2017 and 2016

Revenues

	Year ended on June 30, 2017
Revenues	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	4,392	26	(1,375)	-	3,043
Offices and Others	536	14	(115)	8	443
Sales and Developments	98	1	-	-	99
Hotels	723	-	-	2	725
International	-	-	-	-	-
Financial Operations, Corporate and Others	1	-	-	-	1
Total Operations Center in Argentina	5,750	41	(1,490)	10	4,311

Operations Center in Israel
Real Estate	4,918	-	-	-	4,918
Supermarkets	47,277	-	-	-	47,277
Telecommunications	15,964	-	-	-	15,964
Insurance	-	-	-	-	-
Others	263	-	-	-	263
Total Operations Center in Israel	68,422	-	-	-	68,422
Total revenues	74,172	41	(1,490)	10	72,733

	Year ended on June 30, 2016 (recast)
Revenues	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	3,487	20	(1,101)	-	2,406
Offices and Others	422	4	(93)	7	340
Sales and Developments	3	5	-	-	8
Hotels	533	-	-	1	534
International	-	-	-	-	-
Financial Operations, Corporate and Others	1	-	-	-	1
Total Operations Center in Argentina	4,446	29	(1,194)	8	3,289

Operations Center in Israel
Real Estate	1,538	-	-	-	1,538
Supermarkets	18,610	-	-	-	18,610
Telecommunications	6,655	-	-	-	6,655
Insurance	-	-	-	-	-
Others	274	-	-	-	274
Total Operations Center in Israel	27,077	-	-	-	27,077
Total revenues	31,523	29	(1,194)	8	30,366

Revenues from sales, leases and services, increased by Ps. 42,649 million, a 135.3% up from Ps. 31,523 million during fiscal year 2016 to Ps. 74,172 million during fiscal year 2017 (out of which Ps. 68,422 million were generated the Operations Center in Israel and Ps. 5,750 million were generated in the Operations Center in Argentina).

Without considering the revenues from the Operations Center in Israel, revenues from sales, leases and services increased by 29.3%. Revenues from sales, leases and services in the operations Center In Israel are not comparable year to year due to two main factors: (i) the results of operations for the fiscal year ended June 30, 2016 include only six months of operations from the operations from the Operations center in Israel, from October 11, 2015 (the date we acquired control of IDBD) through March 31, 2016 (adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016,) while the results of operations for the fiscal year ended June 30, 2017 include twelve months of operations from the operations centers in Israel, from April 1, 2016 through March 31, 2017 (adjusted by such material transactions occurred between April 1st, 2017 and June 30, 2017) and (ii) fluctuations between the Israeli Shekel, the functional currency of the Operation Center in Israel and the Argentine Peso, the groups reporting currency, i.e. the Israeli Shekel appreciated approximately 24% from 2016 to 2017.

In turn, revenues from expenses and collective promotion fund increased by 24.8%, from Ps.1,194 million (of which Ps.1,101 million are allocated to the Shopping Malls segment and Ps.93 million are allocated to the Offices and Others segment within the Operations Center in Argentina) during fiscal year 2016 to Ps.1,490 million (of which Ps.1,375 million are allocated to the Shopping Malls segment and Ps.115 million are allocated to the Offices and Others segment) during fiscal year 2017 for the Operation Center in Argentina.

Furthermore, revenues from interests in our joint ventures showed a 44.8% increase, up from Ps.29 million during fiscal year 2016 (of which Ps.20 million are allocated to the Shopping Malls segment, Ps.4 million to the Offices and Others segment, and Ps.5 million to the Sales and Developments segment within the Operations Center in Argentina) to Ps.42 million during fiscal year 2017 (of which Ps.26 million are allocated to the Shopping Malls segment, Ps.15 million to the Offices and Others segment, and Ps.1 million to the Sales and Developments segment within the Operations Center in Argentina) during fiscal year 2017.

Finally, inter-segment revenues increased by 12.5%, from Ps.8 million during fiscal year 2016 (of which Ps.7 million are allocated to the Offices and Others segment and Ps.1 million to the Hotels segment within the Operations Center in Argentina) to Ps.9 million during fiscal year 2017 (of which Ps.7 million are allocated to the Offices and Others segment and Ps.2 million to the Hotels segment within the Operations Center in Argentina).

Thus, according to business segment reporting (taking into consideration the revenues from our joint ventures and without considering the revenues from expenses and collective promotion fund or inter-segment revenues), revenues grew by Ps.42,367 million from Ps.30,366 million during fiscal year 2016 to Ps.72,733 million during fiscal year 2017 (of which Ps.68,422 million are derived from the Operations Center in Israel and Ps.4,311 million are derived from the Operations Center in Argentina). Without considering the revenues from the Operations Center in Israel, revenues, pursuant to business segment reporting, grew by 31.1%.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment rose by 26.5%, up from Ps.2,406 million during fiscal year 2016 to Ps.3,043 million during fiscal year 2017. This increase was mainly attributable to: (i) a Ps.408 million increase in the revenues from base and percentage rents stemming from a 19.4% increase in our tenants’ total sales, up from Ps.28.8 million during fiscal year 2016 to Ps.34.4 million during fiscal year 2017, (ii) a Ps.55 million increase in revenues from admission fees, (iii) a Ps.39.5 million increase in revenues from parking lot, and (iv) a Ps.134.5 million increase in revenues from commissions, among other items.

Offices and Others. Revenues from the Offices and Others segment rose by 30.3%, up from Ps.340 million during fiscal year 2016 to Ps.443 million during fiscal year 2017. They were affected by the partial sales of investment properties that took place during fiscal year 2017, which caused a reduction in the segment’s total leasable surface area. Rental revenues rose by 29.3%, up from Ps.331 million during fiscal year ended June 30, 2016 to Ps.428 million during fiscal year ended June 30, 2017, mainly due to the devaluation.

Sales and Developments. Revenues from the Sales and Developments segment increased from Ps.8 million during fiscal year 2016 to Ps.99 million during fiscal year 2017. This segment often exhibits significant changes from period to period because of the non-recurrence of the sales of properties performed by the Company throughout the time. Such increase is mainly due to the sales of the floors in the Beruti building and parking spaces in Rosario.

Hotels. Revenues from our Hotels segment rose by 35.8%, up from Ps.534 million during fiscal year 2016 to Ps.725 million during fiscal year 2017, primarily due to an increase in the average rate per room (measured in Ps.) of our hotel portfolio.

International. Revenues from our International segment showed no significant changes for the reported periods.

Financial Operations, Corporate and Others. Revenues from the Financial Operations, Corporate and Others segment did not experience significant changes during the reported periods.

Operations Center in Israel

Real Estate. Revenues from the Real estate segment increased from Ps.1,538 million during fiscal year 2016 to Ps.4,918 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the recording of revenues from the sale of apartments and real estate is affected by the timing of the occupation of apartments, which was higher in 2017.

Supermarkets. Revenues from the Supermarket segment increased from Ps.18,610 million during fiscal year 2016 to Ps.47,277 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, and (ii) a 24% revaluation of the NIS against the Argentine peso.

Telecommunications. Revenues from the Telecomunications segment increased from Ps.6,655 million during fiscal year 2016 to Ps.15,964 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the NIS against the Argentine peso.

Others. Revenues from the Others segment decreased from Ps.274 million during fiscal year 2016 to Ps.263 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the sale of some revenue generating assets of DIC.

Costs

	Year ended on June 30, 2017
Costs	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	(1,745)	(4)	1,399	-	(350)
Offices and Others	(141)	(10)	118	-	(33)
Sales and Developments	(39)	(4)	-	-	(43)
Hotels	(486)	-	-	-	(486)
International	-	-	-	-	-
Financial Operations, Corporate and Others	-	-	-	-	-
Total Operations Center in Argentina	(2,411)	(18)	1,517	-	(912)

Operations Center in Israel
Real Estate	(2,333)	-	-	-	(2,333)
Supermarkets	(35,432)	-	-	-	(35,432)
Telecommunications	(11,183)	-	-	-	(11,183)
Insurance	-	-	-	-	-
Others	(162)	-	-	-	(162)
Total Operations Center in Israel	(49,110)	-	-	-	(49,110)
Total costs	(51,521)	(18)	1,517	-	(50,022)

	Year ended on June 30, 2016 (recast)
Costs	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	(1,361)	(2)	1,113	(6)	(256)
Offices and Others	(110)	(5)	94	-	(21)
Sales and Developments	(15)	(5)	-	-	(20)
Hotels	(361)	-	-	-	(361)
International	-	-	-	-	-
Financial Operations, Corporate and Others	-	-	-	-	-
Total Operations Center in Argentina	(1,847)	(12)	1,207	(6)	(658)

Operations Center in Israel
Real Estate	(467)	-	-	-	(467)
Supermarkets	(14,076)	-	-	-	(14,076)
Telecommunications	(4,525)	-	-	-	(4,525)
Insurance	-	-	-	-	-
Others	(184)	-	-	-	(184)
Total Operations Center in Israel	(19,252)	-	-	-	(19,252)
Total costs	(21,099)	(12)	1,207	(6)	(19,910)

Costs increased by Ps.30,422 million, up from Ps.21,099 million during fiscal year 2016 to Ps.51,521 million during fiscal year 2017 (out of which Ps.49,110 million where generated in the Operations Center in Israel and Ps.2,411 million were generated in the Operations Center in Argentina). Without considering the costs from the Operations Center in Israel, costs rose by 30.5%. Costs as a percentage of Revenues also increased by 66.9% during fiscal year 2016 to 69.5% during fiscal year 2017, and such increase is mainly attributable to the Operations Center in Israel. Without considering the costs from the Operations Center in Israel, Costs as a percentage of total revenues experienced a slight increase from 41.5% during fiscal year 2016 to 41.9% during fiscal year 2017.

The Costs, leases and services in the Operations Center in Israel are not comparable year to year due to two main factors: (i) the results of operations for the fiscal year ended June 30, 2016 include only six months of operations from the Operations Center in Israel, from October 11, 2015 (the date control was acquired) through March 31, 2016 (adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016.) While the results of operations for the fiscal year ended June 30, 2017 include twelve months of operations from the Operations Center in Israel, from April 1, 2016 through March 31, 2017 (adjusted by such material transactions occurred between April 1, 2017 and June 30, 2017) and (ii) fluctuations between the Israeli Shekel, the functional currency of the Operations Center Israel and the Argentine Peso, the Group´s reporting currency, i.e. the Israeli Shekel appreciated approximately 24% from 2016 to 2017.

In turn, costs from expenses and collective promotion fund increased by 25.7%, from Ps.1,207 million during fiscal year 2016 (of which Ps.1,113 million are allocated to the Shopping Malls segment and Ps.94 million to the Offices and Others segment within the Operations Center in Argentina) to Ps.1,517 million during fiscal year 2017 (of which Ps.1,399 million are allocated to the Shopping Malls segment and Ps.118 million to the Offices and Others segment within the Operations Center in Argentina), mainly due to increased costs originated by our Shopping Malls, which rose by 25.7% from Ps.1,113 million in fiscal year 2016 to Ps.1,399 million in fiscal year 2017, mainly as a result of: (i) an increase in maintenance, security, cleaning, repair and other expenses of Ps.142 million (caused mainly by price raises in security and cleaning services and in public utilities rates); (ii) an increase in salaries, social security charges and other personnel expenses of Ps.109 million; (iii) an increase in taxes, rates and contributions, and other expenses of Ps.36 million, among others. Such change was also attributable to an increase in expenses resulting from the Offices and Others segment by Ps.24 million, from Ps.94 million during fiscal year 2016 to Ps.118 million during fiscal year 2017, mainly due to: (i) maintenance, cleaning expenses, and rentals and expenses and others in the amount of Ps.21.5 million; (ii) salaries and social security charges by Ps.6.1 million; (iii) taxes, rates and contributions by Ps.3.5 million for the Operation Center in Argentina

Furthermore, costs from our joint ventures showed a net increase of 50%, up from Ps.12 million during fiscal year 2016 (of which Ps.2 million are allocated to the Shopping Malls segment, Ps.5 million to the Offices and Others segment, and Ps.5 million to the Sales and Developments segment within the Operations Center in Argentina) to Ps.18 million during fiscal year 2017, of which Ps.4 million are allocated to the Shopping Malls segment, Ps.10 million to the Offices and Others segment, and Ps.4 million to the Sales and Developments segment within the Operations Center in Argentina.

Finally, costs from inter-segment  transactions where null during fiscal year 2017 while they where amounted Ps.6 during fiscal year 2016 (which are fully allocated to the Shopping Malls segment within the Operations Center in Argentina).

Therefore, according to business segment reporting (taking into consideration the costs from our joint ventures and without considering the costs from expenses and collective promotion fund or costs from inter-segment operations), costs rose by Ps.30,112 million from Ps.19,910 million during fiscal year 2016 to Ps.50,022 million during fiscal year 2017 (of which Ps.49,110 million are attributable to the Operations Center in Israel and Ps.912 million to the Operations Center in Argentina). Without considering the costs from the Operations Center in Israel, costs rose by 38.6% from Ps.658 million in 2016, to Ps.912 million in 2017. Furthermore, total costs as a percentage of total revenues, pursuant to business segment reporting, increased from 65.6% during fiscal year 2016 to 68.8% during fiscal year 2017, and such increase is mainly attributable to the increase of Costs related to the Operations Center in Israel. Without considering the effect of the Operations Center in Israel, total costs as a percentage of total revenues increased from 20% during fiscal year 2016 to 21.2% during fiscal year 2017.

Operations Center in Argentina

Shopping Malls. Costs from the Shopping Malls segment increased by 36.7%, from Ps.256 million during fiscal year 2016 to Ps.350 million during fiscal year 2017. This increase is mainly due to: (i) increased lease and expenses by Ps.41 million; (ii) a Ps.30 million increase in maintenance, security, cleaning, repair and other expenses; and (iii) a Ps.23 million increase in salaries, social security charges and other personnel expenses, among other items. Costs from the Shopping Malls segment, as a percentage of revenues derived from this segment, increased from 10.6% during fiscal year 2016 to 11.5% during fiscal year 2017.

Offices and Others. Costs in the Offices and Others segment rose by 57.1%, from Ps.21 million during fiscal year 2016 to Ps.33 million during fiscal year 2017, mainly as a consequence of: (i) a Ps.3 million increase in taxes, rates and contributions; (ii) a Ps.2 million increase in fees and payment for services and (iii) a Ps.2 million increase in maintenance, repair expenses and services. Costs in the Offices and Others segment, as a percentage of this segment’s revenues, rose from 6.2% during fiscal year 2016 to 7.4% during fiscal year 2017.

Sales and Developments. This segment’s costs often exhibit significant changes from period to period because of the non-recurrence of the sales of properties performed by the Company throughout the time. The costs associated to our Sales and Developments segment increased by 115%, from Ps.20 million during fiscal year 2016 to Ps.43 million during fiscal year 2017. Costs in the Sales and Developments segment, as a percentage of this segment’s revenues, decreased from 250% during fiscal year 2016 to 43.4% during fiscal year 2017.

Hotels. Costs in the Hotels segment rose by 34.6%, from Ps.361 million during fiscal year 2016 to Ps.486 million during fiscal year 2017, mainly due to: (i) a Ps.68 million increase in salaries, social security charges and other personnel expenses; (ii) increased charges, amounting to Ps.26 million, as maintenance and repairs; and (iii) an increase of Ps.30 million in the cost of food, beverages and other hotel-related expenses, respectively. Costs in the Hotels segment, as a percentage of this segment’s revenues, decreased from 67.6% during fiscal year 2016 to 67% during fiscal year 2017.

International. Costs in the International segment did not exhibit significant changes compared to fiscal year 2016.

Operations Center in Israel

Real Estate. Costs from the Real estate segment increased from Ps.467 million during fiscal year 2016 to Ps.2,333 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the occupancy of revenue-generating projects in Israel, and the higher occupation of residential apartments. In addition, costs, as a percentage of the revenues derived from this segment, accounted for 47.4% in 2017 while it was a 30.4% in 2016.

Supermarkets. Costs from the Supermarket segment increased from Ps.14,076 million during fiscal year 2016 to Ps.35,432 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the NIS against the Argentine peso. In addition, costs, as a percentage of the revenues derived from this segment, accounted for 74.9%, in 2017 with no significant changes form 2016.

Telecommunications. Costs from Telecommunications segment increase from Ps.4,525 million during fiscal year 2016 to Ps.11,183 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the NIS against the Argentine peso. In addition, costs, as a percentage of the revenues derived from this segment, accounted for 70.1%, in 2017 with no significant changes form 2016.

Others. Costs from the Others segment decrease from Ps.184 million during fiscal year 2016 to Ps.162 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the sale of assets from DIC. In addition, costs, as a percentage of revenues derived from this segment, accounted for 61.6%, in 2017 with no significant changes form 2016.

Gross profit

	Year ended on June 30, 2017
Gross profit	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	2,647	22	24	-	2,693
Offices and Others	395	4	3	8	410
Sales and Developments	59	(3)	-	-	56
Hotels	237	-	-	2	239
International	-	-	-	-	-
Financial Operations, Corporate and Others	1	-	-	-	1
Total Operations Center in Argentina	3,339	23	27	10	3,399

Operations Center in Israel
Real Estate	2,585	-	-	-	2,585
Supermarkets	11,845	-	-	-	11,845
Telecommunications	4,781	-	-	-	4,781
Insurance	-	-	-	-	-
Others	101	-	-	-	101
Total Operations Center in Israel	19,312	-	-	-	19,312
Total gross profit	22,651	23	27	10	22,711

	Year ended on June 30, 2016 (recast)
Gross profit	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	2,126	18	12	(6)	2,150
Offices and Others	312	(1)	1	7	319
Sales and Developments	(12)	-	-	-	(12)
Hotels	172	-	-	1	173
International	-	-	-	-	-
Financial Operations, Corporate and Others	1	-	-	-	1
Total Operations Center in Argentina	2,599	17	13	2	2,631

Operations Center in Israel
Real Estate	1,071	-	-	-	1,071
Supermarkets	4,534	-	-	-	4,534
Telecommunications	2,130	-	-	-	2,130
Insurance	-	-	-	-	-
Others	90	-	-	-	90
Total Operations Center in Israel	7,825	-	-	-	7,825
Total gross profit	10,424	17	13	2	10,456

Gross profit, pursuant to the income statement, increased by Ps.12,227 million, up from Ps.10,424 million during fiscal year 2016 (of which Ps.7,825 million are derived from the Operations Center in Israel and Ps.2,599 million from the Operations Center in Argentina) to Ps.22,651 million during fiscal year 2017 (of which Ps.19,312 million are derived from the Operations Center in Israel and Ps.3,339 million from the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, gross profit rose by 28.5%. Gross profit, as a percentage of revenues from sales, leases and services, decreased from 33.1% during fiscal year 2016 to 30.5% during fiscal year 2017. Without considering the effect of the Operations Center in Israel, gross profit, as a percentage of revenues from sales, leases and services, pursuant to the income statement, experienced a slight decline from 58.5% during fiscal year 2016 to 58.1% during fiscal year 2017. The Gross Profit, leases and services in the Operations Center in Israel are not comparable year to year due two main factors: (i) the results of operations for the fiscal year ended Junes 30, 2016 include only six months of operations from the Operations Center in Israel, from October 11, 2015 (the date control was acquired) through March 31, 2016 (adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016) While the results of operations for the fiscal year ended June 30, 2017 include twelve months of operations from the Operations Center in Israel, from April1, 2016 through March 31, 2017 (adjusted by such material transactions occurred between April 1, 2017 and June 30, 2017) and (ii) fluctuations between the Israeli Shekel, the functional currency of the Operations Center Israel and the Argentine Peso, the Group´s reporting currency, i.e. the Israeli Shekel appreciated approximately 24% from 2016 to 2017.

In turn, total gross profit from expenses and collective promotion fund increased by Ps.14 million, from Ps.13 million during fiscal year 2016 (of which Ps.12 million are derived from the Shopping Malls segment and Ps.1 million from the Offices and Others segment) to Ps.27 million during fiscal year 2017 (of which Ps.24 million are derived from the Shopping Malls segment and Ps.3 million from the Offices and Others segment) for the Operation Center in Argentina

Furthermore, gross profit from our joint ventures increased by 35.3% from Ps.17 million in fiscal year 2016 to Ps.23 million in fiscal year 2017.

Therefore, according to business segment reporting (taking into consideration the gross profit from our joint ventures and without considering the gross profit from expenses and collective promotion fund or inter-segment gross profits), gross profit rose by Ps.12,255 million from Ps.10,456 million during fiscal year 2016 (of which Ps.7,825 million are derived from the Operations Center in Israel and Ps.2,631 million from the Operations Center in Argentina) to Ps.22,711 million during fiscal year 2017 (of which Ps.19,312 million are attributable to the Operations Center in Israel and Ps.3,399 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, gross profit rose by 29.2%. Furthermore, gross profit as a percentage of revenues, pursuant to business segment reporting, decreased from 34.4% during fiscal year 2016 to 31.2% during fiscal year 2017. Without considering the effect of the Operations Center in Israel, gross profit as a percentage of total revenues experienced a slight decline from 80% during fiscal year 2016 to 78.8% during fiscal year 2017.

Operations Center in Argentina

Shopping Malls. Gross profit at the Shopping Malls segment increased by 25.3%, up from Ps.2,150 million during fiscal year 2016 to Ps.2,693 million during fiscal year 2017, mainly due to an increase in our tenants’ total sales, resulting in higher percentage rents under our lease agreements. Gross profit from the Shopping Malls segment as a percentage of this segment’s revenues experienced a slight decline from 89.4% during fiscal year 2016 to 88.5% during fiscal year 2017.

Offices and Others. Gross profit from the Offices and Others segment increased by 28.5%, from Ps.319 million during fiscal year 2016 to Ps.410 million during fiscal year 2017. Gross profit from the Offices and Others segment as a percentage of this segment’s revenues decreased from 93.8% during fiscal year 2016 to 92.6% during fiscal year 2017.

Sales and Developments. Gross profit / (loss) from the Sales and Developments segment increased by Ps.68 million, from a loss of Ps.12 million during fiscal year 2016 to a profit of Ps.56 million during fiscal year 2017, mainly due to higher sales accounted for during fiscal year 2017 and a decrease in maintenance and preservation costs in connection with these properties.

Hotels. Gross profit from the Hotels segment rose by 38.2%, up from Ps.173 million during fiscal year 2016 to Ps.239 million during fiscal year 2017. Gross profit for the Hotels segment, as a percentage of this segment’s revenues, rose slightly from 32.4% during fiscal year 2016 to 33% during fiscal year 2017.

International. Gross profit at the International segment did not experience significant changes during the reported periods.

Financial Operations, Corporate and Others. Gross profit at the Financial Operations, Corporate and Others segment did not experience significant changes during the reported periods.

Operations Center in Israel

Real Estate. Gross profit from the Real Estate segment increased from Ps.1,071 million during fiscal year 2016 to Ps.2.585 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the NIS against the Argentine peso. In 2017 gross profit as a percentage of the revenues derived from this segment, accounted for 52.6%.

Supermarkets. Gross profit from the Supermarkets segment increased from Ps.4,534 million during fiscal year 2016 to Ps.11,845 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the NIS against the Argentine peso. In 2017 gross profit as a percentage of the revenues derived from this segment, accounted for 25.1%.

Telecommunications. Gross profit from the Telecommunications segment increased from Ps.2,130 million during fiscal year 2016 to Ps.4,781 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the NIS against the Argentine peso. In 2017 gross profit as a percentage of the revenues derived from this segment, accounted for 29.9%.

Others. Gross profit from the Others segment increased from Ps.90 million during fiscal year 2016 to Ps.101 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso and (iii) the sale of some revenue generating assets from DIC. In 2017 gross profit as a percentage of the revenues derived from this segment, accounted for 38,4%.

Net gain from fair value adjustment of investment properties

	Year ended on June 30, 2017
Net gain from fair value adjustment of investment properties	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	2,058	10	-	-	2,068
Offices and Others	1,172	182	-	-	1,354
Sales and Developments	849	-	-	-	849
Hotels	-	-	-	-	-
International	-	-	-	-	-
Financial Operations, Corporate and Others	-	-	-	-	-
Total Operations Center in Argentina	4,079	192	-	-	4,271
Operations Center in Israel
Real Estate	374	-	-	-	374
Supermarkets	-	-	-	-	-
Telecommunications	-	-	-	-	-
Insurance	-	-	-	-	-
Others	-	-	-	-	-
Total Operations Center in Israel	374	-	-	-	374
Total net gain from fair value adjustment of investment properties	4,453	192	-	-	4,645

	Year ended on June 30, 2016 (recast)
Net gain from fair value adjustment of investment properties	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	16,049	83	-	-	16,132
Offices and Others	1,055	249	-	-	1,304
Sales and Developments	726	47	-	-	773
Hotels	-	-	-	-	-
International	-	-	-	-	-
Financial Operations, Corporate and Others	-	-	-	-	-
Total Operations Center in Argentina	17,830	379	-	-	18,209
Operations Center in Israel
Real Estate	(271)	-	-	-	(271)
Supermarkets	-	-	-	-	-
Telecommunications	-	-	-	-	-
Insurance	-	-	-	-	-
Others	-	-	-	-	-
Total Operations Center in Israel	(271)	-	-	-	(271)
Total net gain from fair value adjustment of investment properties	17,559	379	-	-	17,938

Net gain from fair value adjustment of investment properties, pursuant to the income statement, decreased by Ps.13,106 million, from Ps.17,559 million during fiscal year 2016 (of which a Ps.271 million loss derives from the Operations Center in Israel and a Ps.17,830 million income from the Operations Center in Argentina) to Ps.4,453 million during fiscal year 2017 (of which Ps.374 million derive from the Operations Center in Israel and Ps.4,079 million from the Operations Center in Argentina).

The Net gain from Fair Value adjustment of investment properties, leases and services in the Operations Center in Israel are not comparable year to year due two main factors: (i) the results of operations for the fiscal year ended Junes 30, 2016 include only six months of operations from the Operations Center in Israel, from October 11, 2015 (the date control was acquired) through March 31, 2016 (adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016) While the results of operations for the fiscal year ended June 30, 2017 include twelve months of operations from the Operations Center in Israel, from April1, 2016 through March 31, 2017 (adjusted by such material transactions occurred between April 1, 2017 and June 30, 2017) and (ii) fluctuations between the Israeli Shekel, the functional currency of the Operations Center Israel and the Argentine Peso, the Group´s reporting currency, i.e. the Israeli Shekel appreciated approximately 24% from 2016 to 2017.

Operations Center in Argentina:

Net gain from fair value adjustment of our investment properties for the fiscal year ended June 30, 2017 amounted to Ps.4,079 million (Ps.2,058 million from our Shopping Malls segment; Ps.1,172 million from the Offices and Others segment; and Ps.849 million from the Sales and Developments segment). The significant increase in the values of our properties as measured in Argentine Peso was primarily a consequence of: (i) a slight decrease of 16 basis points in the discount rate applied under the discounted cash flows method, which was driven mainly by macroeconomic improvements leading to a decrease in the cost of capital; and (ii) a depreciation during the fiscal year of Argentine Peso against U.S. dollar of approximately 11% (from Ps.14.99 per US$1.00 at June 2016 to Ps.16.58 per US$1.00 at June 2017).

We maintained the same portfolio of shopping malls during the fiscal years ended June 30, 2017 and 2016. The values of our shopping mall properties increased by 8.2% during the fiscal year ended June 30, 2017, largely due to a decrease in our cost of capital and the impact of the peso depreciation.

The value of our office buildings increased by 34% during the fiscal year ended June 30, 2017 largely as a result of the impact of the depreciation of the peso and higher rental rates for our properties. In addition, we realized a profit of Ps.100 million during the fiscal year ended June 30, 2017 compared to Ps.908 million in the comparable period in 2016, due to the sale of leasable offices and parking spaces at several buildings.

Operations Center in Israel

Real Estate. In fiscal year 2017, the net gain from fair value adjustment of investment properties from the Real Estate segment was Ps.374 million, which, as a percentage of revenues from this segment, accounted for 7.6%. In 2016 the result of this segment was a loss of Ps.271 million. Such variation is mainly due to the impairment of Las Vegas project (Tivoli) and the small revaluation of the HSBC building, compensated by the increase in fair value of the rest of the properties.

General and administrative expenses

	Year ended on June 30, 2017
General and administrative expenses	Income statement Interest in joint ventures	Expenses and collective promotion fund		Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	(256)	(2)	-	(3)	(261)
Offices and Others	(32)	(1)	-	-	(33)
Sales and Developments	(30)	(2)	-	-	(32)
Hotels	(133)	-	-	(2)	(135)
International	(78)		-	-	(78)
Financial Operations, Corporate and Others	(179)	-	-	(3)	(182)
Total Operations Center in Argentina	(708)	(5)	-	(8)	(721)

Operations Center in Israel
Real Estate	(290)	-	-	-	(290)
Supermarkets	(627)	-	-	-	(627)
Telecommunications	(1,592)	-	-	-	(1,592)
Insurance	-	-	-	-	-
Others	(626)	-	-	-	(626)
Total Operations Center in Israel	(3,135)	-	-	-	(3,135)
Total general and administrative expenses	(3,843)	(5)	-	(8)	(3,856)

	Year ended on June 30, 2016 (recast)
General and administrative expenses	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	(178)	-	-	(1)	(179)
Offices and Others	(24)	-	-	-	(24)
Sales and Developments	(22)	(1)	-	-	(23)
Hotels	(101)	-	-	(2)	(103)
International	(91)	-	-	-	(91)
Financial Operations, Corporate and Others	(130)	-	-	(4)	(134)
Total Operations Center in Argentina	(546)	(1)	-	(7)	(554)

Operations Center in Israel
Real Estate	(100)	-	-	-	(100)
Supermarkets	(203)	-	-	-	(203)
Telecommunications	(708)	-	-	-	(708)
Insurance	-	-	-	-	-
Others	(282)	-	-	-	(282)
Total Operations Center in Israel	(1,293)	-	-	-	(1,293)
Total general and administrative expenses	(1,839)	(1)	-	(7)	(1,847)

Total general and administrative expenses, pursuant to the income statement, increased by Ps.2,004 million, up from Ps.1,839 million during fiscal year 2016 (of which Ps.1,293 million are attributable to the Operations Center in Israel and Ps.546 million to the Operations Center in Argentina) to Ps.3,843 million during fiscal year 2017 (of which Ps.3,135 million are attributable to the Operations Center in Israel and Ps.708 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, general and administrative expenses rose by 29. 7%. Total general and administrative expenses, as a percentage of revenues from sales, leases and services, decreased slightly from 5.8% during fiscal year 2016 to 5.2% during fiscal year 2017. Without considering the effect of the Operations Center in Israel, total general and administrative expenses, as a percentage of total revenues from sales, leases and services, pursuant to the income statement, maintened at 12.3% for both periods.

General administrative and expenses in the Operations Center in Israel are not comparable year to year due two main factors: (i) the results of operations for the fiscal year ended Junes 30, 2016 include only six months of operations from the Operations Center in Israel, from October 11, 2015 (the date control was acquired) through March 31, 2016 (adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016) While the results of operations for the fiscal year ended June 30, 2017 include twelve months of operations from the Operations Center in Israel, from April1, 2016 through March 31, 2017 (adjusted by such material transactions occurred between April 1, 2017 and June 30, 2017) and (ii) fluctuations between the Israeli Shekel, the functional currency of the Operations Center Israel and the Argentine Peso, the Group´s reporting currency, i.e. the Israeli Shekel appreciated approximately 24% from 2016 to 2017.

In turn, general and administrative expenses from our joint ventures increased by Ps.4 million, from Ps.1 million in fiscal year 2016 to Ps.5 million during fiscal year 2017 for the Operation Center in Argentina

Finally, general and administrative expenses from inter-segment transactions did not exhibit significant changes for the reported periods.

Therefore, according to business segment reporting (taking into consideration administrative expenses from our joint ventures and without considering those related to expenses and collective promotion fund or expenses related to inter-segment operations), general and administrative expenses rose by Ps.2,009 million from Ps.1,847 million during fiscal year 2016 (of which Ps.1,293 million derive from the Operations Center in Israel and Ps.554 million from the Operations Center in Argentina) to Ps.3,856 million during fiscal year 2017 (of which Ps.3,135 million are attributable to the Operations Center in Israel and Ps.721 million to the Operations Center in Argentina).

Without considering the general and administrative expenses from the Operations Center in Israel, expenses rose by 30.1%. General and administrative expenses as a percentage of revenues, pursuant to business segment reporting, declined from 6.1% during fiscal year 2016 to 5.3% during fiscal year 2017. Without considering the effect of the Operations Center in Israel, total general and administrative expenses, as a percentage of total revenues, experienced a slight decrease from 16.8% during fiscal year 2016 to 16.7% during fiscal year 2017.

Operations Center in Argentina

Shopping Malls. General and administrative expenses in the Shopping Malls segment rose by 45.8%, up from Ps.179 million during fiscal year 2016 to Ps.261 million during fiscal year 2017, mainly as a result of: (i) a Ps.33 million increase in salaries, social security charges and other personnel expenses; (ii) a Ps.22 million increase in fees and payment for services, among other items; (iii) a Ps.13 million increase in Directors’ fees; and (iv) a Ps.7 million increase in fees and payment for services, among other items. General and administrative expenses of Shopping Malls, as a percentage of this segment’s revenues, increased from 7.4% during fiscal year 2016 to 8.6% during fiscal year 2017.

Offices and Others. General and administrative expenses in our Offices and Others segment increased by 37.5%, from Ps.24 million during fiscal year 2016 to Ps.33 million during fiscal year 2017, primarily due to: (i) a Ps.4 million increase in salaries, social security charges and other personnel expenses; and (ii) a Ps.5 million increase in fees and payment for services, among other items. The segment’s general and administrative expenses, as a percentage of this segment’s revenues, showed a slight increase from 7.1% during fiscal year 2016 to 7.4% during fiscal year 2017.

Sales and Developments. General and administrative expenses associated to our Sales and Developments segment rose by Ps.9 million, up from Ps.23 million during fiscal year 2016 to Ps.32 million during fiscal year 2017, primarily owing to: (i) a Ps.5 million increase in fees and payment for services; (ii) a Ps.2 million increase in salaries, social security charges and other personnel expenses, (iii) a Ps.2 million increase in Directors’ fees, among other items. General and administrative expenses, as a percentage of this segment’s revenues, decreased from 287.5% during fiscal year 2016 to 32.3% during fiscal year 2017.

Hotels. General and administrative expenses associated to our Hotels segment rose by 31.1%, from Ps.103 million during fiscal year 2016 to Ps.135 million during fiscal year 2017, mainly as a result of: (i) a Ps.16 million increase in salaries, social security charges and other personnel expenses; (ii) a Ps.4 million increase in taxes, rates and contributions; and (iii) Ps.4 million increase in fees and payments for services, among other items. General and administrative expenses associated to the Hotels segment, as a percentage of this segment’s revenues, decreased from 19.3% during fiscal year 2016 to 18.6% during fiscal year 2017.

International. General and administrative expenses associated to our International segment decreased by 14.3%, from Ps.91 million during fiscal year 2016 to Ps.78 million during fiscal year 2017, mainly as a result of fees for services incurred in connection with our investment in IDBD.

Financial Operations, Corporate and Others. General and administrative expenses associated to our Financial Operations, Corporate and Others segment increased by 35.8% from Ps.134 million during fiscal year 2016 to Ps.182 million during fiscal year 2017, mainly due to (i) a Ps.23 million increase in salaries, social security charges and other personnel expenses and (ii) a Ps.22 million increase in maintenance, repair and services expenses.

Operations Center in Israel

Real Estate. General and administrative expenses from the Real Estate segment increased from Ps.100 million during fiscal year 2016 to Ps.290 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) a higher occupancy of the investment property and an increase in the headcount.

Supermarkets. General and administrative expenses from the Supermarket segment from Ps.203 million during fiscal year 2016 to Ps.627 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) an increase in the minimum wage salary as well as an increase in the headcount.

Telecommunications. General and administrative expenses from the Telecommunications segment increased from Ps.708 million during fiscal year 2016 to Ps.1,592 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the increased efficiency measures which were implemented by Cellcom, and the decrease in depreciation and amortization expenses.

Others. General and administrative expenses from the Others segment increased from Ps.282 million during fiscal year 2016 to Ps.626 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) a decreased in the payroll.

Selling expenses

	Year ended on June 30, 2017
Selling expenses	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	(185)	(1)	-	(2)	(188)
Offices and Others	(33)	(1)	-	-	(34)
Sales and Developments	(13)	(3)	-	-	(16)
Hotels	(94)	-	-	-	(94)
International	-	-	-	-	-
Financial Operations, Corporate and Others	(23)	-	-	-	(23)
Total Operations Center in Argentina	(348)	(5)	-	(2)	(355)

Operations Center in Israel
Real Estate	(91)	-	-	-	(91)
Supermarkets	(9,517)	-	-	-	(9,517)
Telecommunications	(3,406)	-	-	-	(3,406)
Insurance	-	-	-	-	-
Others	(79)	-	-	-	(79)
Total Operations Center in Israel	(13,093)	-	-	-	(13,093)
Total selling expenses	(13,441)	(5)	-	(2)	(13,448)

	Year ended on June 30, 2016 (recast)
Selling expenses	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	(144)	(1)	-	-	(145)
Offices and Others	(8)	-	-	-	(8)
Sales and Developments	(22)	(1)	-	-	(23)
Hotels	(69)	-	-	-	(69)
International	-	-	-	-	-
Financial Operations, Corporate and Others	(19)	-	-	-	(19)
Total Operations Center in Argentina	(262)	(2)	-	-	(264)

Operations Center in Israel
Real Estate	(29)	-	-	-	(29)
Supermarkets	(3,907)	-	-	-	(3,907)
Telecommunications	(1,493)	-	-	-	(1,493)
Insurance	-	-	-	-	-
Others	(13)	-	-	-	(13)
Total Operations Center in Israel	(5,442)	-	-	-	(5,442)
Total selling expenses	(5,704)	(2)	-	-	(5,706)

Selling expenses, pursuant to the income statement, increased by Ps.7,737 million, up from Ps.5.704 million during fiscal year 2016 to Ps.13,441 million during fiscal year 2017 (of which Ps.13,093 million are attributable to the Operations Center in Israel and Ps.348 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, selling expenses rose by 32.8%. Selling expenses, as a percentage of revenues from sales, leases and services, was 18.1% for both fiscal years 2016 and 2017. Without considering the effect of the Operations Center in Israel, total selling expenses, as a percentage of revenues from sales, leases and services, experienced a slight increase from 5.9% during fiscal year 2016 to 6.1% during fiscal year 2017.

Selling Expenses in the Operations Center in Israel are not comparable year to year due two main factors: (i) the results of operations for the fiscal year ended Junes 30, 2016 include only six months of operations from the Operations Center in Israel, from October 11, 2015 (the date control was acquired) through March 31, 2016 (adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016) While the results of operations for the fiscal year ended June 30, 2017 include twelve months of operations from the Operations Center in Israel, from April1, 2016 through March 31, 2017 (adjusted by such material transactions occurred between April 1, 2017 and June 30, 2017) and (ii) fluctuations between the Israeli Shekel, the functional currency of the Operations Center Israel and the Argentine Peso, the Group´s reporting currency, i.e. the Israeli Shekel appreciated approximately 24% from 2016 to 2017.

In turn, selling expenses associated to our joint ventures increased by Ps.3 million from Ps.2 million in fiscal year 2016 to Ps.5 million in fiscal year 2017 for the Operation Center in Argentina.

Therefore, according to business segment reporting (taking into consideration the selling expenses from our joint ventures and without considering those related to expenses and collective promotion fund or inter-segment expenses), selling expenses rose by Ps.7,742 million from Ps.5,706 million during fiscal year 2016 to Ps.13,448 million during fiscal year 2017 (of which Ps.13,093 million are attributable to the Operations Center in Israel and Ps.355 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, selling expenses rose by 34.5%. Selling expenses, as a percentage of revenues, pursuant to business segment reporting, increased from 18.8% during fiscal year 2016 to 18.5% during fiscal year 2017. Without considering the effect of the Operations Center in Israel, total selling expenses as a percentage of total revenues pursuant to business segment reporting, experienced a slight increase from 8% during fiscal year 2016 to 8.2% during fiscal year 2017.

Operations Center in Argentina

Shopping Malls. Selling expenses in the Shopping Malls segment rose by 29.7%, up from Ps.145 million during fiscal year 2016 to Ps.188 million during fiscal year 2017, primarily as a result of higher taxes, rates and contributions and higher loan loss charges. Selling expenses, as a percentage of the Shopping Malls segment’s revenues, rose from 6% during fiscal year 2016 to 6.2% during fiscal year 2017.

Offices and Others. Selling expenses associated to our Offices and Others segment increased by 325%, from Ps.8 million during fiscal year 2016 to Ps.34 million during fiscal year 2017. Such variation was mainly due to higher loan loss charges, among other factors. The selling expenses associated to our Offices and Others segment, as a percentage of this segment’s revenues, rose from 2.4% during fiscal year 2016 to 7.7% during fiscal year 2017.

Sales and Developments. Selling expenses for the Sales and Developments segment decreased by Ps.7 million, from Ps.23 million during fiscal year 2016 to Ps.16 million during fiscal year 2017, mainly as a result of a decrease in taxes, rates and contributions.

Hotels. Selling expenses associated to our Hotels segment rose by 36.2%, from Ps.69 million during fiscal year 2016 to Ps.94 million during fiscal year 2017, mainly due to an increase in taxes, rates and contributions, an increase in fees and payment for services and salaries and social security charges, among others. Selling expenses associated to our Hotels segment as a percentage of this segment’s revenues experienced a slight increase from 12.9% during fiscal year 2016 to 13% during fiscal year 2017.

Financial Operations, Corporate and Others. Selling expenses in the Financial Operations, Corporate and Others segment increased by Ps.4 million from Ps.19 million in fiscal year 2016 to Ps.23 million in fiscal year 2017, mainly due to an increase in advertising, publicity and others.

Operations Center in Israel

Real Estate. Selling expenses from the Real Estate segment increased from Ps.29 million during fiscal year 2016 to Ps.91 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) an increase in marketing due to the higher efforts to increase the occupancy of the investment properties and the promotion of new projects.

Supermarkets. Selling expenses from the Supermarket segment increased from Ps.3,907 million during fiscal year 2016 to Ps.9,517 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the NIS against the Argentine peso.

Telecommunications. Selling expenses from the Telecommunications segment increased from Ps.1,493 million during fiscal year 2016 to Ps.3,406 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the increased efficiency measures which were implemented by Cellcom, which led to a decrease in advertising expenses and other expenses.

Others. Selling expenses from the Others segment increased from Ps.13 million during fiscal year 2016 to Ps.79 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) due to commission and other commercial costs related to the sale of some assets.

Other operating results, net

	Year ended on June 30, 2017
Other operating results, net	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	(59)	-	-	-	(59)
Offices and Others	3	1	-	-	4
Sales and Developments	(41)	5	-	-	(36)
Hotels	(1)	-	-	-	(1)
International	27	-	-	-	27
Financial Operations, Corporate and Others	(3)	-	-	-	(3)
Total Operations Center in Argentina	(74)	6	-	-	(68)

Operations Center in Israel
Real Estate	46	-	-	-	46
Supermarkets	(52)	-	-	-	(52)
Telecommunications	(36)	-	-	-	(36)
Insurance	-	-	-	-	-
Others	(154)	-	-	-	(154)
Total Operations Center in Israel	(196)	-	-	-	(196)
Total other operating results, net	(270)	6	-	-	(264)

	Year ended on June 30, 2016 (recast)
Other operating results, net	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	(61)	(2)	-	-	(63)
Offices and Others	(7)	-	-	1	(6)
Sales and Developments	(42)	4	-	4	(34)
Hotels	(2)	-	-	-	(2)
International	92	-	-	-	92
Financial Operations, Corporate and Others	1	-	-	-	1
Total Operations Center in Argentina	(19)	2	-	5	(12)

Operations Center in Israel
Real Estate	(19)	-	-	-	(19)
Supermarkets	(13)	-	-	-	(13)
Telecommunications	-	-	-	-	-
Insurance	-	-	-	-	-
Others	-	-	-	-	-
Total Operations Center in Israel	(32)	-	-	-	(32)
Total other operating results, net	(51)	2	-	5	(44)

Other operating results, net, pursuant to the income statement, declined by Ps.219 million, from a net loss of Ps.51 million during fiscal year 2016 to a net loss of Ps.270 million during fiscal year 2017 (Ps.74 million from the Operations Center in Argentina and Ps.196 million from the Operations Center in Israel). Such decline is mostly attributable to a decrease in the exchange difference as a result of consolidating IDBD for Ps. 107 million.

Other operating results, net from our joint ventures increased by Ps.4 million, from Ps.2 million during fiscal year 2016 (of which a Ps.4 million gain is allocated to the Sales and Developments segment within the Operations Center in Argentina, while a loss of Ps.2 million is allocated to the Shopping Malls segment within the Operations Center in Argentina) to Ps.6 million during fiscal year 2017 (of which a gain of Ps.5 million is allocated to the Sales and Developments segment within the Operations Center in Argentina, and Ps.1 million to the Offices and Others segment).

Finally, other operating results from inter-segment operations where null during fiscal year 2017 while they amounted Ps.5 during fiscal year 2016 (of which Ps.4 million are allocated to the Sales and Developments segment within the Operations Center in Argentina and Ps.1 million allocated to the Offices and Others segment within the Operations Center in Argentina).

Therefore, according to business segment reporting (taking into consideration the other operating results, net from our joint ventures and without considering those related to inter-segment operations), other operating results, net decreased by Ps.220 million from a net loss of Ps.44 million during fiscal year 2016 to a net loss of Ps.264 million during fiscal year 2017. Without considering the effect of the Operations Center in Israel, Other operating results declined by Ps.56 million.

Operations Center in Argentina

Shopping Malls. Other operating results, net for the Shopping Malls segment declined by 6.3%, from Ps.63 million during fiscal year 2016 to Ps.59 million during fiscal year 2017, mainly as a consequence of a decrease in the provision for lawsuits and contingencies of Ps.4 million.

Offices and Others. Other operating results, net associated with our Offices and Others segment increased by Ps.10 million, from a loss of Ps.6 million during fiscal year 2016 to a gain of Ps.4 million during fiscal year 2017, mainly due to BAICOM S.A.

Sales and Developments. Other operating results, net in connection with our Sales and Developments segment decreased by Ps.2 million, from a loss of Ps.34 million during fiscal year 2016 to a loss of Ps.36 million during fiscal year 2017, mainly due to the sale and reversal of property, plant and equipment.

Hotels. Other operating results, net associated to the Hotels segment increased by Ps.1 million, primarily owing to an increase in provisions for lawsuits and other contingencies.

International. Other operating results, net in this segment declined by 70.7% from a net gain of Ps.92 million during fiscal year 2016 to a net gain of Ps.27 million during fiscal year 2017, primarily due to a decline in income caused by the partial reversal of cumulative conversion differences. As of June 30, 2016, it corresponds mainly to the reversal of the conversion differences prior to IDBD’s business combination.

Financial Operations, Corporate and Others. Other operating results, net associated to our Financial Operations, Corporate and Others segment decreased by Ps.4 million, from a gain of Ps.1 million during fiscal year 2016 to a net loss of Ps.3 million during fiscal year 2017, due to lower income from the sale of subsidiaries which amounted to 4 million in 2016.

Operations Center in Israel

Real Estate. During fiscal year 2017, Other operating results, net from the Real Estate segment totaled Ps.46 million, in comparison with a loss of Ps.19 million in 2016 due to the impairment of some property, plant and equipment.

Supermarkets. During fiscal year 2017, Other operating results, net from the Supermarkets segment amounted to a loss of Ps.52 million. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) an increased in the impairment of the supermarket stores.

Telecommunications.  During fiscal year 2017, Other operating results, net from the Telecommunications segment amounted a loss of Ps.36. Such variation was due to the comparability of the figures.

Others.  During fiscal year 2017, Other operating results, net from the Others segment amounted to a loss of Ps.154. Such variation was due to (i) the comparability of the figures and (ii) a 24% revaluation of the NIS against the Argentine peso.

Profit / (loss) from operations

	Year ended on June 30, 2017
Profit / (loss) from operations	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	4,205	29	24	(5)	4,253
Offices and Others	1,505	185	3	8	1,701
Sales and Developments	824	(3)	-	-	821
Hotels	9	-	-	-	9
International	(51)	-	-	-	(51)
Financial Operations, Corporate and Others	(204)	-	-	(3)	(207)
Total Operations Center in Argentina	6,288	211	27	-	6,526

Operations Center in Israel
Real Estate	2,624	-	-	-	2,624
Supermarkets	1,649	-	-	-	1,649
Telecommunications	(253)	-	-	-	(253)
Insurance	-	-	-	-	-
Others	(758)	-	-	-	(758)
Total Operations Center in Israel	3,262	-	-	-	3,262
Total profit from operations	9,550	211	27	-	9,788

	Year ended on June 30, 2016 (recast)
Profit / (loss) from operations	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	17,792	98	12	(7)	17,895
Offices and Others	1,328	248	1	8	1,585
Sales and Developments	628	49	-	4	681
Hotels	-	-	-	(1)	(1)
International	1	-	-	-	1
Financial Operations, Corporate and Others	(147)	-	-	(4)	(151)
Total Operations Center in Argentina	19,602	395	13	-	20,010

Operations Center in Israel
Real Estate	652	-	-	-	652
Supermarkets	411	-	-	-	411
Telecommunications	(71)	-	-	-	(71)
Insurance	-	-	-	-	-
Others	(205)	-	-	-	(205)
Total Operations Center in Israel	787	-	-	-	787
Total profit from operations	20,389	395	13	-	20,797

Profit from operations, pursuant to the income statement, decreased by 53.2%, from Ps.20,389 million during fiscal year 2016 to Ps.9,550 million during fiscal year 2017 (of which Ps.3,262 million are attributable to the Operations Center in Israel and Ps.6,288 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, Profit from operations decreased by 67.9%. Profit from operations, as a percentage of revenues from sales, leases and services, declined from 64.7% during fiscal year 2016 to 12.9% during fiscal year 2017. Without considering the effect of the Operations Center in Israel, profit from operations, as a percentage of total revenues, decreased from 440.9% during fiscal year 2016 to 109.4% during fiscal year 2017.

The profit /(loss) from operations in the Operations Center in Israel are not comparable year to year due two main factors: (i) the results of operations for the fiscal year ended Junes 30, 2016 include only six months of operations from the Operations Center in Israel, from October 11, 2015 (the date control was acquired) through March 31, 2016 (adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016) While the results of operations for the fiscal year ended June 30, 2017 include twelve months of operations from the Operations Center in Israel, from April1, 2016 through March 31, 2017 (adjusted by such material transactions occurred between April 1, 2017 and June 30, 2017) and (ii) fluctuations between the Israeli Shekel, the functional currency of the Operations Center Israel and the Argentine Peso, the Group´s reporting currency, i.e. the Israeli Shekel appreciated approximately 24% from 2016 to 2017.

For the Operation Center in Argentina, profit from operations from our joint ventures decreased by Ps.46.6%, from Ps.395 million during fiscal year 2016 (of which a profit of Ps.98 million is allocated to the Shopping Malls segment; a profit of Ps.248 million is allocated to the Offices and Others segment, and a profit of Ps.49 million is allocated to the Sales and Developments segment within the Operations Center in Argentina) to Ps.211 million during fiscal year 2017 (of which a profit of Ps.29 million is allocated to the Shopping Malls segment; a profit of Ps.185 million is allocated to the Offices and Others segment, and a loss of Ps.3 million is allocated to the Sales and Developments segment within the Operations Center in Argentina), mainly as a result of a decrease in net gain from fair value adjustment of investment properties.

In turn, profit from operations associated to expenses and collective promotion fund increased by 107.7%, from a profit of Ps.13 million in fiscal year 2016 to a profit of Ps.27 million during fiscal year 2017.

Finally, profit from operations from inter-segment operations did not experience significant changes during the reported period.

Therefore, according to business segment reporting (taking into consideration the profit from operations from our joint ventures and without considering profit from operations related to expenses and collective promotion fund or inter-segment operations), profit from operations decreased by 52.9% from Ps.20,797 million during fiscal year 2016 to Ps.9,788 million during fiscal year 2017 (of which Ps.3,262 million are attributable to the Operations Center in Israel and Ps.6,526 million to the Operations Center in Argentina). Without considering the profit from operations from the Operations Center in Israel, profit from operations decreased by 67.4%. Profit from operations as a percentage of revenues, pursuant to business segment reporting, decreased from 68.5% during fiscal year 2016 to 13.5% during fiscal year 2017. Without considering the effect of the Operations Center in Israel, total profit from operations as a percentage of total revenues, pursuant to business segment reporting, declined from 608.4% during fiscal year 2016 to 151.4% during fiscal year 2017.

Operations Center in Argentina

Shopping Malls. Profit from operations in our Shopping Malls segment decreased by 76.2%, from Ps.17,895 million in income during fiscal year 2016 to Ps.4,253 million in income during fiscal year 2017. This change is mainly due to a Ps.14,064 million decrease in net gain from fair value adjustment of investment properties.

Profit from operations associated to our Shopping Malls segment, as a percentage of this segment’s revenues, decreased from 743.8% during fiscal year 2016 to 139.8% during fiscal year 2017.

Offices and Others. Profit from operations in our Offices and Others segment rose by 7.3%, from Ps.1,585 million in income during fiscal year 2016 to Ps.1,701 million in income during fiscal year 2017. The main changes are attributable to higher income from partial disposals of investment properties during fiscal year 2017 and net loss from fair value adjustment of investment properties (Ps.50 million), partially offset by an increase in Selling Expenses of Ps.26 million.

Sales and Developments. Profit from operations in our Sales and Developments segment rose by 20.6%, up from income for Ps.681 million during fiscal year 2016 to income for Ps.821 million during fiscal year 2017. Such increase was mainly due to higher income from sales of the floors in the Beruti building and parking spaces in Rosario (Ps.91 million) and the net loss from fair value adjustment of investment properties (Ps.76 million), which were partially offset by a Ps.23 million increase in Costs.

Hotels. Profit from operations in the Hotels segment grew by Ps.10 million, up from a loss of Ps.1 million during fiscal year 2016 to Ps.9 million in income during fiscal year 2017. The rise in the average rate per room in our hotel portfolio (in Pesos), generated an increase in revenues, along with higher costs (Ps.125 million), general and administrative expenses (Ps.32 million) and selling expenses (Ps.25 million), among others.

International. Profit from operations in our International segment decreased by Ps.52 million from Ps.1 million in income during fiscal year 2016 to a Ps.51 million loss during fiscal year 2017. The main changes resulted from a decrease in Other income and expenses of Ps.117 million.

Financial Operations, Corporate and Others. Loss from operations for our Financial Operations, Corporate and Others segment exhibited an increase in the loss of 37.1%, from a Ps.151 million loss during fiscal year 2016 to a Ps.207 million loss during fiscal year 2017, mainly as a result of a Ps.48 million change in general and administrative expenses.

Operations Center in Israel

Real Estate. Profit from operations from the Real Estate segment increased from Ps.652 million during fiscal year 2016 to Ps.2,624 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) to the occupancy of revenue-generating projects in Israel. Also the recording of revenues from the sale of apartments and real estate is affected by the timing of the occupation of apartments, which was higher in 2017 a reduction of costs and an profit related to the changes in fair value of investment properties.

Supermarkets. Profit from operations from the Supermarket segment rose from Ps.411 million during fiscal year 2016 to Ps.1,649 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii the increase in franchisees, the increase in the share of the private brand, the improvement in trade terms, the components of the basket, the mix of sales, and the increased efficiency due to the implementation of the business plan.

Telecommunications. Profit from operations from the Telecommunications segment increased from a loss of Ps.71 million during fiscal year 2016 to a loss of Ps.253 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the continued erosion in income from services, which was partly offset by the decrease in operating expenses, due to the increased efficiency measures which were implemented by Cellcom.

Others. Profit from operations from the Others segment increased from a loss of Ps.205 million during fiscal year 2016 to a loss of Ps.758 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the lack of income derived by the sale of some revenue generating assets of DIC

Share of profit / (loss) of associates and joint ventures

	Year ended on June 30, 2017
Share of profit / (loss) of associates and joint ventures	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment elimination	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	20	(20)	-	-	-
Offices and Others	132	(132)	-	-	-
Sales and Developments	36	(22)	-	-	14
Hotels	-	-	-	-	-
International	(196)	-	-	-	(196)
Financial Operations, Corporate and Others	88	-	-	-	88
Total Operations Center in Argentina	80	(174)	-	-	(94)

Operations Center in Israel
Real Estate	46	-	-	-	46
Supermarkets	75	-	-	-	75
Telecommunications	-	-	-	-	-
Insurance	-	-	-	-	-
Others	(16)	-	-	-	(16)
Total Operations Center in Israel	105	-	-	-	105
Total share of profit / (loss) of associates and joint ventures	185	(174)	-	-	11

	Year ended on June 30, 2016 (recast)
Share of profit / (loss) of associates and joint ventures	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment elimination	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	61	(61)	-	-	-
Offices and Others	175	(155)	-	-	20
Sales and Developments	47	(42)	-	-	5
Hotels	-	-	-	-	-
International	(129)	-	-	-	(129)
Financial Operations, Corporate and Others	231	-	-	-	231
Total Operations Center in Argentina	385	(258)	-	-	127

Operations Center in Israel
Real Estate	226	-	-	-	226
Supermarkets	-	-	-	-	-
Telecommunications	-	-	-	-	-
Insurance	-	-	-	-	-
Others	(103)	-	-	-	(103)
Total Operations Center in Israel	123	-	-	-	123
Total share of loss of associates and joint ventures	508	(258)	-	-	250

Our share of profit / (loss) of associates and joint ventures, pursuant to the income statement, decreased by 63.6%, from a gain of Ps.508 million during fiscal year 2016 to a gain of Ps.185 million during fiscal year 2017 (of which a gain of Ps.80 million is attributable to the Operations Center in Argentina and a gain of Ps.105 million to the Operations Center in Israel). Without considering the effect of the Operations Center in Israel, our share of loss of associates and joint ventures decreased by 79.2%, mainly as a result of higher losses derived from our International segment and a decrease in income from our Financial Operations, Corporate and Others segment.

Share of profit/ (loss) of associates and joint ventures in the Operations Center in Israel are not comparable year to year due two main factors: (i) the results of operations for the fiscal year ended Junes 30, 2016 include only six months of operations from the Operations Center in Israel, from October 11, 2015 (the date control was acquired) through March 31, 2016 (adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016) While the results of operations for the fiscal year ended June 30, 2017 include twelve months of operations from the Operations Center in Israel, from April1, 2016 through March 31, 2017 (adjusted by such material transactions occurred between April 1, 2017 and June 30, 2017) and (ii) fluctuations between the Israeli Shekel, the functional currency of the Operations Center Israel and the Argentine Peso, the Group´s reporting currency, i.e. the Israeli Shekel appreciated approximately 24% from 2016 to 2017.

Furthermore, our net share of profit (loss) of joint ventures mainly from NPSF (Shopping Malls segment), Quality Invest S.A. (Offices and Others segment), and Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment) experienced a change of 95.6%, from a gain of Ps.250 million during fiscal year 2016 to a gain of Ps.11 million during fiscal year 2017, mostly due to the results of the Quality S.A. joint venture, following a decline in that company’s revenues.

Operations Center in Argentina

Shopping Malls. According to business segment reporting, the share of profit of the joint venture NPSF is presented on a line by line consolidated basis in this segment.

Offices and Others.  The share of profit of a associates and joint ventures from the Office and Others segment where Ps.20.4 million during fiscal year 2016 while they where null during fiscal year 2017, related to LRSA.

Sales and developments. The share of profit of joint ventures Cyrsa, Puerto Retiro S.A. and Baicom Networks S.A. is presented on a line by line consolidated basis. The share of profit / (loss) of our associate Manibil S.A., presented in this line, rose by Ps.9 million, from Ps.5 million during fiscal year 2016 to Ps.14 million during fiscal year 2017.

Hotels. No share of profit / (loss) of associates and joint ventures was accounted for during the year in connection with this segment.

International. Our share of loss of associates in this segment increased by 51.9%, from a loss of Ps.129 million during fiscal year 2016 to a loss of Ps.196 million during fiscal year 2017, mainly due to increased losses from our investment in New Lipstick LLC for Ps.76 million and the non-recurrence of losses by Ps.79 million from our investment in IDBD; partially offset by increased gains from Condor for Ps.88 million.

Financial Operations, Corporate and Others. The share of profit of our associates in the Financial Operations, Corporate and Others segment decreased by 61.9%, from Ps.231 million during fiscal year 2016 to Ps.88 million during fiscal year 2017, mainly due to: (i) lower gains from our investments in BHSA for Ps.174 million and a loss of Ps.7 million corresponding to our investment in Avenida, partialy offset by: (ii) lower losses from our investment in Tarshop for Ps.24 million and increased gains from our investment in Banco de Crédito y Securitización for Ps.13 million.

Operations Center in Israel

Real Estate. During fiscal year 2017, the share of profit of associates and joint ventures associated to the Real Estate segment totaled Ps.46 million. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) a decrease of sales in PBEL.

Supermarkets. During fiscal year 2017, the share of profit of associates and joint ventures associated to the Supermarkets segment totaled Ps.75 million, comparing to a cero result from 2016. This is due to an improvement in the associates of shufersal which were considered impaired in 2016

Others. During fiscal year 2017, the share of loss of associates and joint ventures associated to the Others segment totaled Ps.16 million, showing a decrease in comparison with the loss of Ps.103 million in 2016, mainly due to the improvements of the investments of Elron.

Financial results, net

The net financial loss decreased by Ps.272 million, from a loss of Ps.4,890 million during fiscal year 2016 to a loss of Ps.4,618 million during fiscal year 2017 (of which Ps.3,370 million are derived from the Operations Center in Israel and Ps.1,248 million are derived from the Operations Center in Argentina).

Operations Center in Argentina:

The net financial loss decreased by 32.6%, from Ps.1,853 million during fiscal year 2016 to Ps.1,248 million during fiscal year 2017, mainly as a result of: (i) a decrease in costs and financial income in the amount of Ps.1,023 million (mostly caused by: (a) a decrease in currency exchange losses of Ps.1,022 million; (b) an increase in the interest expense on loans for Ps.453 million and in income on notes for Ps.261 million, and (c) a decrease in other financial costs for Ps.182 million); partially offset by: (ii) decreased gains from other financial results of Ps.839 million (mainly attributable to results from financial derivatives for Ps.880 million).

Operations Center in Israel:

The net financial loss from the Operations Center in Israel amounted to Ps.3,370 million, mainly attributable to interest expense and offset by a gain from Clal’s shares.

Income Tax

The Company applies the deferred tax method to calculate the income tax applicable to the fiscal periods under consideration, thus recognizing the temporary differences as tax assets and liabilities. The income tax expense for the year went from a Ps.6,373 million loss during fiscal year 2016 to a Ps.2,915 million loss during fiscal year 2017, of which a Ps.2,421 million loss was derived from the Operations Center in Argentina and a Ps.494 million loss was derived from the Operations Center in Israel.

Profit for the year

As a result of the factors described above, profit for the year went from Ps.10,078 million during fiscal year 2016 to Ps.5,220 million during fiscal year 2017, of which a profit of Ps.2,699 million is attributable to the Operations Center in Argentina and a profit of Ps.2,521 million is attributable to the Operations Center in Israel  (of which a gain of Ps.3,018 corresponds to discontinued operations and a loss of Ps.497 to continuing operations).

Discontinued operations

The results of Israir Open Sky and IDB Tourism operations, the share of profit of Adama and the finance costs associated to the non-recourse loan, until its sale, and the results from sale of the investment in Adama have been reclassified in the Statements of Income under discontinued operations.

Results of Operations for the fiscal years ended June 30, 2016 and 2015

Revenues

	Year ended on June 30, 2016 (recast)
Revenues	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	3,487	20	(1,101)	-	2,406
Offices and Others	422	4	(93)	7	340
Sales and Developments	3	5	-	-	8
Hotels	533	-	-	1	534
International	-	-	-	-	-
Financial Operations, Corporate and Others	1	-	-	-	1
Total Operations Center in Argentina	4,446	29	(1,194)	8	3,289

Operations Center in Israel
Real Estate	1,538	-	-	-	1,538
Supermarkets	18,610	-	-	-	18,610
Telecommunications	6,655	-	-	-	6,655
Insurance	-	-	-	-	-
Others	274	-	-	-	274
Total Operations Center in Israel	27,077	-	-	-	27,077
Total revenues	31,523	29	(1,194)	8	30,366

	Year ended on June 30, 2015 (recast)
Revenues	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	2,571	13	(806)	-	1,778
Offices and Others	398	9	(79)	5	333
Sales and Developments	10	5	-	-	15
Hotels	396	-	-	-	396
International	28	-	(2)	-	26
Financial Operations, Corporate and Others	-	-	-	-	-
Total revenues	3,403	27	(887)	5	2,548

Revenues from sales, leases and services, increased Ps.28,120 million, from Ps.3,403 million during fiscal year 2015 to Ps.31,523 million during fiscal year 2016 (Ps.27,077 million of which derive from the Operations Center in Israel and Ps.4,446 million from the Operations Center in Argentina). Without considering the revenues from the Operations Center in Israel, revenues from sales, leases and services increased by 30.6%.

Revenues from expenses and collective promotion fund increased by 34.6%, from Ps.887 million (of which Ps.806 million are allocated to the Shopping Malls segment, Ps.79 million are allocated to the Offices and Others segment and Ps.2 million are allocated to the International segment within the Operations Center in Argentina) during fiscal year 2015 to Ps.1,194 million (of which Ps.1,101 million are allocated to the Shopping Malls segment and Ps.93 million are allocated to the Offices and Others segment) during fiscal year 2016.

Furthermore, revenues from interests in our joint ventures increased 7.4%, from Ps.27 million during fiscal year 2015 (of which Ps.13 million are allocated to the Shopping Malls segment, Ps.9 million to the Offices and Others segment, and Ps.5 million to the Sales and Developments segment within the Operations Center in Argentina) to Ps.29 million during fiscal year 2016 (of which Ps.20 million are allocated to the Shopping Malls segment, Ps.4 million to the Offices and Others segment, and Ps.5 million to the Sales and Developments segment within the Operations Center in Argentina), mainly as a result of increased revenues from our joint venture Nuevo Puerto Santa Fe S.A, and partially offset by a decline in revenues from our joint venture Quality Invest S.A.

Finally, inter-segment revenues increased by 60%, from Ps.5 million during fiscal year 2015 (allocated to the Offices and Others segment within the Operations Center in Argentina) to Ps.8 million during fiscal year 2016 (of which Ps.7 million are allocated to the Offices and Others segment and Ps.1 million to the Hotels segment within the Operations Center in Argentina).

Thus, according to business segment reporting (taking into consideration the revenues from our joint ventures and without considering the revenues from expenses and collective promotion fund or inter-segment revenues), revenues grew by Ps.27,818 million from Ps.2,548 million during fiscal year 2015 to Ps.30,366 million during fiscal year 2016 (of which Ps.27,077 million are derived from the Operations Center in Israel and Ps.3,289 million are derived from the Operations Center in Argentina). Without considering the revenues from the Operations Center in Israel, revenues, pursuant to business segment reporting, grew by 29.1%.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment increased by 35.3%, from Ps.1,778 million during fiscal year 2015 to Ps.2,406 million during fiscal year 2016. This increase was mainly attributable to: (i) a Ps.471 million increase in the revenues from base and percentage rents stemming from a 34.4% increase in our tenants’ total sales, from Ps.21,509 million during fiscal year 2015 to Ps.28,905 million during fiscal year 2016, (ii) a Ps.51 million increase in revenues from admission fees, (iii) a Ps.41 million increase in revenues from parking lot, and (iv) a Ps.36 million increase in revenues from commissions, among other items.

Offices and Others. Revenues from the Offices and Others segment rose by 2.1% from Ps.333 million during fiscal year 2015 to Ps.340 million during fiscal year 2016. They were affected by the partial sales of investment properties that took place during fiscal year 2016 and caused a reduction in the segment’s total leasable surface area. Rental revenues, considering properties that are similar for both fiscal years on account of no reductions in their leasable area, rose by 34%, from Ps.200 million during fiscal year ended June 30, 2015 to Ps.268 million during fiscal year ended June 30, 2016, mainly due to the depreciation of the Peso while rental revenues associated with properties whose leasable area had sustained a reduction, dropped by 49.5%, from Ps.111 million during fiscal year 2015 to Ps.56 million during fiscal year 2016. At the end of fiscal year 2016, the average occupancy rate for the portfolio of premium offices had been 97.7% and the average rental remained close to US$27 per square meter.

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

International. Revenues from the International segment dropped by 100% as compared to the Ps.26 million accounted for in fiscal year 2015 due to the sale of the Madison 183 building completed by the Company in fiscal year 2015.

Financial Operations, Corporate and Others. Revenues from the Financial Operations, Corporate and Others segment did not experience significant changes during the reported periods.

Operations Center in Israel

Real Estate. During fiscal year 2016, revenues from the Real Estate segment totaled Ps.1,538 million.

Supermarkets. During fiscal year 2016, revenues from the Supermarkets segment totaled Ps.18,610 million.

Telecommunications. During fiscal year 2016, revenues from the Telecommunications segment totaled Ps.6,655 million.

Others. During fiscal year 2016, revenues from the Others segment totaled Ps.274 million.

Costs

	Year ended on June 30, 2016 (recast)
Costs	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	(1,361)	(2)	1,113	(6)	(256)
Offices and Others	(110)	(5)	94	-	(21)
Sales and Developments	(15)	(5)	-	-	(20)
Hotels	(361)	-	-	-	(361)
International	-	-	-	-	-
Financial Operations, Corporate and Others	-	-	-	-	-
Total Operations Center in Argentina	(1,847)	(12)	1,207	(6)	(658)

Operations Center in Israel
Real Estate	(467)	-	-	-	(467)
Supermarkets	(14,076)	-	-	-	(14,076)
Telecommunications	(4,525)	-	-	-	(4,525)
Insurance	-	-	-	-	-
Others	(184)	-	-	-	(184)
Total Operations Center in Israel	(19,252)	-	-	-	(19,252)
Total costs	(21,099)	(12)	1,207	(6)	(19,910)

	Year ended on June 30, 2015 (recast)
Costs	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	(979)	(1)	820	(4)	(164)
Offices and Others	(89)	(3)	79	-	(13)
Sales and Developments	(14)	(5)	-	-	(19)
Hotels	(278)	-	-	-	(278)
International	(9)	-	2	-	(7)
Financial Operations, Corporate and Others	-	-	-	-	-
Total costs	(1,369)	(9)	901	(4)	(481)

Costs, pursuant to the income statement, increased by Ps.19,730 million, from Ps.1,369 million during fiscal year 2015 to Ps.21,099 million during fiscal year 2016 (of which Ps.19,252 million are derived from the Operations Center in Israel and Ps.1,847 million from the Operations Center in Argentina). Without considering the costs from the Operations Center in Israel, costs rose by 34.9%. Costs as a percentage of Revenues also increased by 40.2% during fiscal year 2015 to 66.9% during fiscal year 2016, and such increase is mainly attributable to the Operations Center in Israel. Without considering the costs from the Operations Center in Israel, consolidated costs as a percentage of Revenues experienced a slight increase from 40.2% during fiscal year 2015 to 41.5% during fiscal year 2016.

In turn, costs from expenses and collective promotion fund increased by 34%, from Ps.901 million during fiscal year 2015 (of which Ps.820 million are allocated to the Shopping Malls segment, Ps.79 million to the Offices and Others segment within the Operations Center in Argentina and Ps.2 million to the International segment) to Ps.1,207 million during fiscal year 2016 (of which Ps.1,113 million are allocated to the Shopping Malls segment and Ps.94 million to the Offices and Others segment within the Operations Center in Argentina), mainly due to increased costs originated by our Shopping Malls, which rose by 35.7% from Ps.820 million in fiscal year 2015 to Ps.1,113 million in fiscal year 2016, mainly as a result of: (i) an increase in advertising expenses of Ps.111.8 million, (ii) an increase in salaries, social security charges and other personnel expenses of Ps.103.1 million; (iii) an increase in maintenance, security, cleaning, repair and other expenses of Ps.100.8 million(caused mainly by price raises in security and cleaning services and in public utilities rates), (iv) an increase in taxes, rates and contributions, and other expenses of Ps.25.5 million; and (v) an increase in other expenses of Ps.42 million (to cover the deficit in the expenses and collective promotion fund). Such change was also attributable to: a Ps.54.1 million increase from Ps.28.3 million during fiscal year 2015 to Ps.82.4 million during fiscal year 2016, mostly caused by the acquisition of new buildings (maintenance, cleaning, lease, common maintenance and other expenses of Ps.36.1 million, salaries and social security charges of Ps.10.8 million, and taxes, rates and contributions, and utilities of Ps.8.9 million).

Furthermore, costs from our joint ventures showed a net increase of 33.3%, from Ps.9 million during fiscal year 2015 (of which Ps.1 million are allocated to the Shopping Malls segment, Ps.3 million to the Offices and Others segment, and Ps.5 million to the Sales and Developments segment within the Operations Center in Argentina) to Ps.12 million during fiscal year 2016 (of which Ps.2 million are allocated to the Shopping Malls segment, Ps.5 million to the Offices and Others segment, and Ps.5 million to the Sales and Developments segment within the Operations Center in Argentina).

Finally, costs from inter-segment transactions increased by 50%, from Ps.4 million during fiscal year 2015 to Ps.6 million during fiscal year 2016 (which are fully allocated to the Shopping Malls segment within the Operations Center in Argentina).

Therefore, based on business segment reporting (taking into consideration the costs from our joint ventures and without considering the costs from expenses and collective promotion fund or costs from inter-segment operations), costs rose by Ps.19.429 million from Ps.481 million during fiscal year 2015 to Ps.19.910 million during fiscal year 2016 (of which Ps.19.252 million are attributable to the Operations Center in Israel and Ps.658 million to the Operations Center in Argentina). Without considering the costs from the Operations Center in Israel, costs rose by 36.8%. Furthermore, total costs as a percentage of total revenues, pursuant to business segment reporting, increased from 18.9% during fiscal year 2015 to 65.6% during fiscal year 2016, and such increase is mainly attributable to the Operating Center in Israel. Without considering the effect of the Operations Center in Israel, total costs as a percentage of total revenues experienced a slight increase from 18.9% during fiscal year 2015 to 20% during fiscal year 2016.

Operations Center in Argentina

Shopping Malls. Costs from the Shopping Malls segment increased by 56.1%, from Ps.164 million during fiscal year 2015 to Ps.256 million during fiscal year 2016. This increase is mainly due to: (i) higher costs related to a deficit in expenses and collective promotion fund of our Shopping Malls for Ps.59 million; (ii) a Ps.10 million increase in maintenance, security, cleaning, repair and other expenses (caused mainly by higher security and cleaning services expenses and increased public utilities costs); and (iii) a Ps.10 million increase in salaries, social security charges and other personnel expenses, among other items. Costs from the Shopping Malls segment, as a percentage of revenues derived from this segment, increased slightly from 9.2% during the fiscal year ended June 30, 2015 to 10.6% during fiscal year 2016.

Offices and Others. Costs in the Offices and Others segment increased by 61.5%, from Ps.13 million during fiscal year 2015 to Ps.21 million during fiscal year 2016, mainly as a consequence of an increase in lease and common maintenance expenses of Ps.6 million, among others. Total costs in the Offices and Others segment, as a percentage of this segment’s revenues, rose from 3.9% during fiscal year 2015 to 6.2% during fiscal year 2016.

Sales and Developments. This segment’s costs often exhibit significant changes from period to period because of the non-recurrence of the sales of properties by the Company over time. The costs associated to our Sales and Developments segment increased by 5.3%, from Ps.19 million during fiscal year 2015 to Ps.20 million during fiscal year 2016. Costs in the Sales and Developments segment, as a percentage of this segment’s revenues, increased from 126.7% during fiscal year 2015 to 250% during fiscal year 2016.

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

International. Costs in the International segment dropped by 100%, as compared to the Ps.7 million accounted for during fiscal year 2015. Such decrease is mainly attributable to the sale of the Madison 183 building in fiscal year 2015, which used to be allocated to rental property.

Operations Center in Israel

Real Estate. During fiscal year 2016, costs from the Real Estate segment totaled Ps.467 million. In addition, costs, as a percentage of the revenues derived from this segment, amounted to 30.4%.

Supermarkets. During fiscal year 2016, costs from the Supermarkets segment totaled Ps.14,076 million. In addition, costs, as a percentage of the revenues derived from this segment, amounted to 75.6%.

Telecommunications. During fiscal year 2016, costs from the Telecommunications segment totaled Ps.4,525 million. In addition, costs, as a percentage of the revenues derived from this segment, amounted to 68.0%.

Others. During fiscal year 2016, costs from the Others segment totaled Ps.184 million. In addition, costs, as a percentage of the revenues derived from this segment, amounted to 67.2%.

Gross profit

	Year ended on June 30, 2016 (recast)
Gross profit	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	2,126	18	12	(6)	2,150
Offices and Others	312	(1)	1	7	319
Sales and Developments	(12)	-	-	-	(12)
Hotels	172	-	-	1	173
International	-	-	-	-	-
Financial Operations, Corporate and Others	1	-	-	-	1
Total Operations Center in Argentina	2,599	17	13	2	2,631

Operations Center in Israel
Real Estate	1,071	-	-	-	1,071
Supermarkets	4,534	-	-	-	4,534
Telecommunications	2,130	-	-	-	2,130
Insurance	-	-	-	-	-
Others	90	-	-	-	90
Total Operations Center in Israel	7,825	-	-	-	7,825
Total gross profit	10,424	17	13	2	10,456

	Year ended on June 30, 2015 (recast)
Gross profit	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	1,592	12	14	(4)	1,614
Offices and Other	309	6	-	5	320
Sales and Developments	(4)	-	-	-	(4)
Hotels	118	-	-	-	118
International	19	-	-	-	19
Financial Operations, Corporate and Others	-	-	-	-	-
Total gross profit	2,034	18	14	1	2,067

Gross profit increased by Ps.8,390 million, from Ps.2,034 million during fiscal year 2015 to Ps.10,424 million during fiscal year 2016 (of which Ps.7,825 million was derived from the Operations Center in Israel and Ps.2,599 million from the Operations Center in Argentina). Excluding the results of the Operations Center in Israel, gross profit rose by 27.8%. Gross profit, as a percentage of revenues from sales, leases and services, decreased 59.8% during fiscal year 2015 to 33.1% during fiscal year 2016. Excluding the results of the Operations Center in Israel, Gross profit experienced a slight decline from 59.8% during fiscal year 2015 to 58.5% during fiscal year 2016.

Total gross profit from expenses and collective promotion fund did not experience significant changes and remained at approximately Ps.14 million in both fiscal years (mostly allocated to the Shopping Malls segment).

Furthermore, gross profit from our joint ventures decreased by 5.6% from Ps.18 million in fiscal year 2015 to Ps.17 million in fiscal year 2016.

Therefore, based on business segment reporting (taking into consideration the gross profit from our joint ventures and without considering the gross profit from expenses and collective promotion fund or inter-segment gross profits), gross profit rose by Ps.8,389 million from Ps.2,067 million during fiscal year 2015 to Ps.10,456 million during fiscal year 2016 (of which Ps.7,825 million was attributable to the Operations Center in Israel and Ps.2,631 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, gross profit rose by 27.3%.Furthermore, gross profit as a percentage of revenues, pursuant to business segment reporting, decreased from 81.1% during fiscal year 2015 to 34.4% during fiscal year 2016. Excluding the results of the Operations Center in Israel, gross profit as a percentage of total revenues experienced a slight decline from 81.1% during fiscal year 2015 to 80% during fiscal year 2016.

Operations Center in Argentina

Shopping Malls. Gross profit at the Shopping Malls segment increased by 33.2%, from Ps.1,614 million during fiscal year 2015 to Ps.2,150 million during fiscal year 2016, mainly due to an increase in our tenants’ total sales, resulting in higher lease payments as a percentage of volume sales. Gross profit from the Shopping Malls segment as a percentage of this segment’s revenues experienced a slight decline from 90.8% during fiscal year 2015 to 89.4% during fiscal year 2016.

Offices and Others. Gross profit at the Offices and Others segment fell by 0.3%, from Ps.320 million during fiscal year 2015 to Ps.319 million during fiscal year 2016. Gross profit for the Offices and Others segment as a percentage of this segment’s revenues decreased from 96.1% during fiscal year 2015 to 93.8% during fiscal year 2016.

Sales and Developments. Gross profit / (loss) at the Sales and Developments segment increased by Ps.8 million, from a loss of Ps.4 million during fiscal year 2015 to a loss of Ps.12 million during fiscal year 2016, mainly due to lower sales accounted for during fiscal year 2016 and an increase in maintenance and preservation costs in connection with these properties.

Hotels. Gross profit at the Hotels segment rose by 46.6%, from Ps.118 million during fiscal year 2015 to Ps.173 million during fiscal year 2016. Gross profit for the Hotels segment, as a percentage of this segment’s revenues, rose from 29.8% during fiscal year 2015 to 32.4% during fiscal year 2016.

International. Gross profit at the International segment dropped by 100% from the Ps.19 million accounted for during fiscal year 2015.

Financial Operations, Corporate and Others. Gross profit at the Financial Operations, Corporate and Others segment did not experience significant changes during the reported periods.

Operations Center in Israel

Real Estate. During fiscal year 2016, gross profit from the Real Estate segment totaled Ps.1,071 million, which, as a percentage of the revenues derived from this segment, amounted to 69.6%.

Supermarkets. During fiscal year 2016, gross profit from the Supermarkets segment totaled Ps.4,534 million. Gross profit, as a percentage of segment revenues amounted to 24.4%. Shufersal’s results in the first half of calendar year 2016 were affected by the following key factors: (i) continued increased efficiency with respect to its real estate assets;(ii) Shufersal is continuing to prepare strategies for various scenarios in connection with the change in ownership of the Mega chain in the city centers;(iii) continued acceleration of the development of Shufersal’s digital platform, which primarily included the Shufersal Online, including the opening of designated warehouses; and (iv) continued building of its private brand.

Telecommunications. During fiscal year 2016, gross profit from the Telecommunications segment totaled Ps.2,130 million, which, as a percentage of the revenues derived from this segment, amounted to 32%.

Others. During fiscal year 2016, gross profit from the Others segment totaled Ps.90 million, which, as a percentage of the revenues derived from this segment, amounted to 32.8%.

Net gain from fair value adjustment of investment properties

	Year ended on June 30, 2016 (recast)
Net gain from fair value adjustment of investment properties	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	16,049	83	-	-	16,132
Offices and Others	1,055	249	-	-	1,304
Sales and Developments	726	47	-	-	773
Hotels	-	-	-	-	-
International	-	-	-	-	-
Financial Operations, Corporate and Others	-	-	-	-	-
Total Operations Center in Argentina	17,830	379	-	-	18,209
Operations Center in Israel
Real Estate	(271)	-	-	-	(271)
Total Operations Center in Israel	(271)	-	-	-	(271)
Total net gain from fair value adjustment of investment properties	17,559	379	-	-	17,938

	Year ended on June 30, 2015 (recast)
Net gain from fair value adjustment of investment properties	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	729	-	-	-	729
Offices and Others	1,830	41	-	-	1,871
Sales and Developments	1,399	8	-	-	1,407
Hotels	-	-	-	-	-
International	-	-	-	-	-
Financial Operations, Corporate and Others	-	-	-	-	-
Total net gain from fair value adjustment of investment properties	3,958	49	-	-	4,007

Net gain from fair value adjustment of investment properties, pursuant to the income statement, increased by Ps.13,601 million, from Ps.3,958 million during fiscal year 2015 to Ps.17,559 million during fiscal year 2016 (of which a Ps.271 million loss derives from the Operations Center in Israel and Ps.17,830 million from the Operations Center in Argentina).

Operations Center in Argentina

Net gain from fair value adjustment of our combined portfolio of investment properties for fiscal year 2016 was Ps.18,209 million (Ps.16,132 million for Shopping Malls; Ps.1,304 million for Offices and Others; and Ps.773 million for Sales and Developments). The significant increase in the value of our investment properties as measured in Pesos was primarily due to: (i) a 364 basis points decrease in the discount rate applied under the discounted cash flows method, which was driven mainly by macroeconomic improvements and lower cost for Argentina to raise capital after the presidential elections held in October 2015 and the agreement with holdout bondholders reached in April 2016; and (ii) a depreciation during the fiscal year of Argentine Peso against U.S. dollar for more than 65.9% (from Ps.9.04 to US$1.00 at June 2016 to Ps.14.99 to US$1.00 at June 2015).

We maintained the same portfolio of shopping malls during fiscal years ended June 30, 2016 and 2015. Overall, the appraised values of our shopping mall properties increased by 155.5% during fiscal year 2016 largely due to rental value growth and the impact of the depreciation of the Peso.

The appraised value of our office buildings increased by 6% in fiscal year 2016 as compared to fiscal year 2015, largely as a result of the impact of the depreciation of the Peso and rental value growth during the period. In addition, we realized a profit of Ps.908 million on disposal of office properties in fiscal year 2016 as compared to Ps.645 million in fiscal year 2015.

Operations Center in Israel

Real Estate. In fiscal year 2016, the net gain from fair value adjustment of investment properties from the Real Estate segment was a Ps.271 million loss, which, as a percentage of revenues from this segment, accounted for 17.6%.

General and administrative expenses

	Year ended on June 30, 2016 (recast)
General and administrative expenses	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	(178)	-	-	(1)	(179)
Offices and Others	(24)	-	-	-	(24)
Sales and Developments	(22)	(1)	-	-	(23)
Hotels	(101)	-	-	(2)	(103)
International	(91)		-	-	(91)
Financial Operations, Corporate and Others	(130)	-	-	(4)	(134)
Total Operations Center in Argentina	(546)	(1)	-	(7)	(554)

Operations Center in Israel
Real Estate	(100)	-	-	-	(100)
Supermarkets	(203)	-	-	-	(203)
Telecommunications	(708)	-	-	-	(708)
Insurance	-	-	-	-	-
Others	(282)	-	-	-	(282)
Total Operations Center in Israel	(1,293)	-	-	-	(1,293)
Total general and administrative expenses	(1,839)	(1)	-	(7)	(1,847)

	Year ended on June 30, 2015 (recast)
General and administrative expenses	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	(136)	-	-	-	(136)
Offices and Others	(3)	-	-	-	(3)
Sales and Developments	(2)	(1)	-	-	(3)
Hotels	(75)	-	-	(3)	(78)
International	(56)	-	-	-	(56)
Financial Operations, Corporate and Others	(102)	-	-	-	(102)
Total general and administrative expenses	(374)	(1)	-	(3)	(378)

Total general and administrative expenses increased by Ps.1,465 million, from Ps.374 million during fiscal year 2015 to Ps.1,839 million during fiscal year 2016 (of which Ps.1,293 million are attributable to the Operations Center in Israel and Ps.546 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, total general and administrative expenses rose by 46%. Total general and administrative expenses, as a percentage of revenues from sales, leases and services, fell from 11% during fiscal year 2015 to 5.8% during fiscal year 2016. Without considering the effect of the Operations Center in Israel, total general and administrative expenses, pursuant to the income statement, experienced a slight increase from 11% during fiscal year 2015 to 12.3% during fiscal year 2016.

General and administrative expenses from our joint ventures did not experience significant changes during the reported periods.

General and administrative expenses from inter-segment transactions increased by Ps.4 million, from Ps.3 million during fiscal year 2015 to Ps.7 million during fiscal year 2016 (which are mainly allocated to the Shopping Malss, Hotels and Financial Operations, Corporate and Others segments within the Operations Center in Argentina in 2016 and to Hotels in 2015).

Therefore, based on business segment reporting (taking into consideration the general and administrative expenses from our joint ventures and without considering expenses and collective promotion fund and expenses related to inter-segment operations), general and administrative expenses rose by Ps.1,469 million from Ps.378 million during fiscal year 2015 to Ps.1,847 million during fiscal year 2016 (of which Ps.1,293 million are attributable to the Operations Center in Israel and Ps.546 million to the Operations Center in Argentina). Without considering the general and administrative expenses from the Operations Center in Israel, general and administrative expenses pursuant to business segment reporting rose by 46.6%. Furthermore, general and administrative expenses as a percentage of revenues, pursuant to business segment reporting, declined from 14.8% during fiscal year 2015 to 6.1% during fiscal year 2016. Without considering the effect of the Operations Center in Israel, total general and administrative expenses as a percentage of total revenues experienced a slight increase from 14.8% during fiscal year 2015 to 16.8% during fiscal year 2016.

Operations Center in Argentina

Shopping Malls. General and administrative expenses in the Shopping Malls segment increased by 31.6%, from Ps.136 million during fiscal year 2015 to Ps.179 million during fiscal year 2016, mainly as a result of: (i) a Ps.18 million increase in salaries, social security charges and other personnel expenses; (ii) a Ps.13 million increase in Director’s fees; and (iii) a Ps.7 million rise in fees and payment for services, among other reasons. General and administrative expenses of Shopping Malls, as a percentage of this segment’s revenues, fell slightly from 7.6% during fiscal year 2015 to 7.4% during fiscal year 2016.

Offices and Others. General and administrative expenses in our Offices and Others segment declined by 700%, from Ps.3 million during fiscal year 2015 to Ps.24 million during fiscal year 2016, primarily due to: (i) an increase in salaries, social security charges and other personnel expenses; (ii) a Ps.11 million increase in Directors’ fees; and (iii) an increase in banking fees, among other reasons. The segment’s general and administrative expenses, as a percentage of this segment’s revenues, fell from 0.9% during fiscal year 2015 to 7.1% during fiscal year 2016.

Sales and Developments. General and administrative expenses associated to our Sales and Developments segment increased by Ps.20 million, from Ps.3 million during fiscal year 2015 to Ps.23 million during fiscal year 2016, primarily owing to: (i) a Ps.6 million increase in maintenance, repair and services, and (ii) a Ps.12 million increase in Director’s fees, among other reasons.

Hotels. General and administrative expenses associated to our Hotels segment rose by 32.1%, from Ps.78 million during fiscal year 2015 to Ps.103 million during fiscal year 2016, mainly as a result of: (i) a Ps.12 million increase in salaries, social security charges and other personnel expenses; and (ii) a Ps.6 million increase in fees and payments for services, among others. General and administrative expenses associated with the Hotels segment as a percentage of this segment’s revenues rose from 19.7% during fiscal year ended 2015 to 19.3% during fiscal year 2016.

International. General and administrative expenses associated to our International segment increased by 62.5%, from Ps.56 million during fiscal year 2015 to Ps.91 million during fiscal year 2016, mainly as a result of fees incurred in connection with our investment in IDBD.

Financial Operations, Corporate and Others. General and administrative expenses associated to our Financial Operations, Corporate and Others segment increased by 31.4% from Ps. 102 million during fiscal year 2015 to Ps. 134 million during fiscal year 2016, mainly due to: (i) a Ps. 6 million increase in salaries, social security charges and other personnel expenses; partially offset by (ii) a decrease in directors’ fees of Ps. 5 million, (iii) a Ps. 25 million increase in fees and payment for services, (iv) a Ps. 1 million increase in banking fees, and (v) a Ps. 2 million increase in rentals and expenses.

Operations Center in Israel

Real Estate. During fiscal year 2016, general and administrative expenses associated to the Real Estate segment totaled Ps.100 million. General and administrative expenses as a percentage of the revenues derived from this segment amounted to 6.5%.

Supermarkets. During fiscal year 2016, general and administrative expenses associated to the Supermarkets segment totaled Ps.203 million. General and administrative expenses as a percentage of the revenues derived from this segment amounted to 1.1%.

Telecommunications. During fiscal year 2016, general and administrative expenses associated to the Telecommunications segment totaled Ps.708 million. General and administrative expenses as a percentage of the revenues derived from this segment amounted to 10.6%.

Others. During fiscal year 2016, general and administrative expenses associated to the Others segment totaled Ps.282 million. General and administrative expenses as a percentage of the revenues derived from this segment amounted to 102.9%.

Selling expenses

	Year ended on June 30, 2016 (recast)
Selling expenses	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	(144)	(1)	-	-	(145)
Offices and Others	(8)	-	-	-	(8)
Sales and Developments	(22)	(1)	-	-	(23)
Hotels	(69)	-	-	-	(69)
International	-	-	-	-	-
Financial Operations, Corporate and Others	(19)	-	-	-	(19)
Total Operations Center in Argentina	(262)	(2)	-	-	(264)

Operations Center in Israel
Real Estate	(29)	-	-	-	(29)
Supermarkets	(3,907)	-	-	-	(3,907)
Telecommunications	(1,493)	-	-	-	(1,493)
Insurance	-	-	-	-	-
Others	(13)	-	-	-	(13)
Total Operations Center in Israel	(5,442)	-	-	-	(5,442)
Total selling expenses	(5,704)	(2)	-	-	(5,706)

	Year ended on June 30, 2015 (recast)
Selling expenses	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	(112)	(1)	-	-	(113)
Offices and Others	(13)	-	-	-	(13)
Sales and Developments	(1)	(1)	-	-	(2)
Hotels	(52)	-	-	-	(52)
International	-	-	-	-	-
Financial Operations, Corporate and Others	(16)	-	-	-	(16)
Total selling expenses	(194)	(2)	-	-	(196)

Selling expenses, increased by Ps.5,510 million, from Ps.194 million during fiscal year 2015 to Ps.5,704 million during fiscal year 2016 (of which Ps.5,442 million are attributable to the Operations Center in Israel and Ps.262 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, selling expenses increased by 34.7%. Selling expenses, as a percentage of revenues from sales, leases and services, increased from 5.7% during fiscal year 2015 to 18.1% during fiscal year 2016. Without considering the effect of the Operations Center in Israel, total selling expenses, as a percentage of revenues from sales, leases and services, experienced a slight increase from 5.7% during fiscal year 2015 to 5.9% during fiscal year 2016.

In turn, selling expenses associated to our joint ventures did not experience significant changes during the reported periods.

Business segment reporting (taking into consideration the selling expenses from our joint ventures and without considering those related to expenses and collective promotion fund or inter-segment expenses), selling expenses increased by Ps.5,510 million from Ps.196 million during fiscal year 2015 to Ps.5,706 million during fiscal year 2016 (of which Ps.5,442 million are attributable to the Operations Center in Israel and Ps.262 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, selling expenses increased by 34.7%. Furthermore, selling expenses as a percentage of revenues, pursuant to business segment reporting, rose from 7.7% during fiscal year 2015 to 18.8% during fiscal year 2016. Without considering the effect of the Operations Center in Israel, selling expenses as a percentage of total revenues pursuant to business segment reporting, experienced a slight increase from 7.7% during fiscal year 2015 to 8% during fiscal year 2016.

Operations Center in Argentina

Shopping Malls. Selling expenses in the Shopping Malls segment rose by 28.3%, from Ps.113 during fiscal year 2015 to Ps.145 million during fiscal year 2016, primarily as a result of: (i) a Ps.29 million increase in the charge associated to taxes, rates and contributions; mainly due to higher charges associated to turnover tax, among other factors. Selling expenses, as a percentage of the Shopping Malls segment’s revenues, declined from 6.4% during fiscal year 2015 to 6% during fiscal year 2016.

Offices and Others. Selling expenses associated to our Offices and Others segment declined by 38.5%, from Ps.13 million during fiscal year 2015 to Ps.8 million during fiscal year 2016. Such variation was mainly due to a recovery of Ps.6 million from the loan loss charges, among other factors. The selling expenses associated to our Offices and Others segment, as a percentage of segment revenues, decreased from 3.9% during fiscal year 2015 to 2.4% during fiscal year 2016.

Sales and Developments. Selling expenses for the Sales and Developments segment increased by Ps.21 million, from Ps.2 million during fiscal year 2015 to Ps.23 million during fiscal year 2016, mainly as a result of an increase in taxes, rates and contributions of Ps.18 million, mostly attributable to an increase in turnover tax.

Hotels. Selling expenses associated to our Hotels segment rose by 32.7%, from Ps.52 million during fiscal year 2015 to Ps.69 million during fiscal year 2016, mainly due to: (i) a Ps.6 million increase in taxes, rates and contributions; and (ii) a Ps.5 million increase in fees and payments for services, among others. Selling expenses associated with our Hotels segment as a percentage of segment revenues experienced a slight decline from 13.1% during fiscal year 2015 to 12.9% during fiscal year 2016.

Financial Operations, Corporate and Others. Selling expenses in the Financial Operations, Corporate and Others segment did not experience significant changes during the reported years.

Operations Center in Israel

Real Estate. During fiscal year 2016, selling expenses associated to the Real Estate segment totaled Ps.29 million. Selling expenses as a percentage of the revenues derived from this segment amounted to 1.9%.

Supermarkets. During fiscal year 2016, selling expenses associated to the Supermarkets segment totaled Ps.3,907 million. Selling expenses as a percentage of the revenues derived from this segment amounted to 21.0%.

Telecommunications. During fiscal year 2016, selling expenses associated to the Telecommunications segment totaled Ps.1,493 million. Selling expenses as a percentage of the revenues derived from this segment amounted to 22.4%.

Others. During fiscal year 2016, selling expenses associated to the Others segment totaled Ps.13 million. Selling expenses as a percentage of the revenues derived from this segment amounted to 4.7%.

Other operating results, net

	Year ended on June 30, 2016 (recast)
Other operating results, net	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	(61)	(2)	-	-	(63)
Offices and Others	(7)	-	-	1	(6)
Sales and Developments	(42)	4	-	4	(34)
Hotels	(2)	-	-	-	(2)
International	92	-	-	-	92
Financial Operations, Corporate and Others	1	-	-	-	1
Total Operations Center in Argentina	(19)	2	-	5	(12)

Operations Center in Israel
Real Estate	(19)	-	-	-	(19)
Supermarkets	(13)	-	-	-	(13)
Telecommunications	-	-	-	-	-
Insurance	-	-	-	-	-
Others	-	-	-	-	-
Total Operations Center in Israel	(32)	-	-	-	(32)
Total other operating results, net	(51)	2	-	5	(44)

	Year ended on June 30, 2015 (recast)
Other operating results, net	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	(47)	(2)	-	-	(49)
Offices and Others	(119)	-	-	2	(117)
Sales and Developments	(13)	-	-	-	(13)
Hotels	-	-	-	-	-
International	214	-	-	-	214
Financial Operations, Corporate and Others	(2)	-	-	-	(2)
Total other operating results, net	33	(2)	-	2	33

Other operating results, net, pursuant to the income statement, declined by Ps.84 million, from a net gain of Ps.33 million during fiscal year 2015 to a net loss of Ps.51 million during fiscal year 2016 ( a loss of Ps.19 million from the Operations Center in Argentina and a loss of Ps.32 million from the Operations Center in Israel).

Other operating results, net from our joint ventures increased by Ps.4 million, from a loss of Ps.2 million during fiscal year 2015 (allocated to the Shopping Malls segment within the Operations Center in Argentina) to a gain of Ps.2 million during fiscal year 2016 (of which a gain of Ps.4 million is allocated to the Sales and Developments segment within the Operations Center in Argentina, and a loss of Ps.2 million to the Shopping Malls segment within the Operations Center in Argentina).

Other operating results from inter-segment operations increased by Ps.3 million, from Ps.2 million during fiscal year 2015 (allocated to the Offices and Others segment within the Operations Center in Argentina) to Ps.5 million during fiscal year 2016 (of which Ps.4 million are allocated to the Sales and Developments segment within the Operations Center in Argentina and Ps.1 million to the Offices and Others segment within the Operations Center in Argentina).

Therefore, according to business segment reporting (taking into consideration the Other operating results, net from our joint ventures and without considering those related to inter-segment operations), Other operating results, net declined by Ps.77 million from a net gain of Ps.33 million during fiscal year 2015 to a net loss of Ps.44 million during fiscal year 2016 (allocated to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, Other operating results, net rose by Ps.7 million.

Operations Center in Argentina

Shopping Malls. Other operating losses, net for the Shopping Malls segment declined by 28.6%, from Ps.49 million during fiscal year 2015 to Ps.63 million during fiscal year 2016, mainly as a consequence of a decrease in the provision for lawsuits and contingencies of Ps.8 million. Other operating losses, net, as a percentage of revenues from the Shopping Malls segment, shrank from 2.8% during fiscal year 2015 to 2.6% during fiscal year 2016.

Offices and Others. Other operating losses, net associated with our Offices and Others segment declined by Ps.111 million, from a loss of Ps.117 million during fiscal year 2015 to a loss of Ps.6 million during fiscal year 2016.

Sales and Developments. Other operating income, net in connection with our Sales and Developments segment declined by Ps.21 million, from a loss of Ps.13 million during fiscal year 2015 to a loss of Ps.34 million during fiscal year 2016, mainly due to Ps.16 million in income during fiscal year 2015 owing to the sale of our share interest in Bitania, among other factors.

Hotels. Other operating losses, net associated to the Hotels segment increased by Ps.2 million, primarily owing to an increase in provisions for lawsuits and other contingencies.

International. Other operating results, net in this segment declined by 57% from a net gain of Ps.214 million during fiscal year 2015 to a net gain of Ps.92 million during fiscal year 2016, primarily due to a decline in income caused by the partial reversal of accumulated conversion differences. As of June 30, 2016, it is attributable to the reversal of conversion differences prior to IDBD’s business combination, whilst as of June 30, 2015, it is attributable to the reversal of the provision for conversion differences generated by the Rigby, following the partial repayment of the company’s capital stock.

Financial Operations, Corporate and Others. Other operating results, net associated to our Financial Operations, Corporate and Others segment did not show significant changes for the reported periods.

Profit / (loss) from operations

	Year ended on June 30, 2016 (recast)
Profit / (loss) from operations	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	17,792	98	12	(7)	17,895
Offices and Others	1,328	248	1	8	1,585
Sales and Developments	628	49	-	4	681
Hotels	-	-	-	(1)	(1)
International	1	-	-	-	1
Financial Operations, Corporate and Others	(147)	-	-	(4)	(151)
Total Operations Center in Argentina	19,602	395	13	-	20,010

Operations Center in Israel
Real Estate	652	-	-	-	652
Supermarkets	411	-	-	-	411
Telecommunications	(71)	-	-	-	(71)
Insurance	-	-	-	-	-
Others	(205)	-	-	-	(205)
Total Operations Center in Israel	787	-	-	-	787
Total profit from operations	20,389	395	13	-	20,797

	Year ended on June 30, 2015 (recast)
Profit / (loss) from operations	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	2,025	9	14	(3)	2,045
Offices and Others	2,005	47	-	6	2,058
Sales and Developments	1,379	6	-	-	1,385
Hotels	(9)	-	-	(3)	(12)
International	177	-	-	-	177
Financial Operations, Corporate and Others	(120)	-	-	-	(120)
Total Operations Center in Argentina	5,457	62	14	-	5,533

Operating income, pursuant to the income statement, increased by 273.6%, from Ps.5,547 million during fiscal year 2015 to Ps.20,389 million during fiscal year 2016 (of which Ps.787 million are attributable to the Operations Center in Israel and Ps.19,602 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, operating income rose by 259.2%. Operating income, as a percentage of revenues from sales, leases and services, declined from 160.4% during fiscal year 2015 to 64.7% during fiscal year 2016. Without considering the effect of the Operations Center in Israel, operating income / (loss), as a percentage of total revenues, decreased from 160.4% during fiscal year 2015 to 440.9% during fiscal year 2016.

Operating income from our joint ventures increased by 527%, from Ps.62 million during fiscal year 2015 (of which a gain of Ps.10 million is allocated to the Shopping Malls segment; a gain of Ps.47 million is allocated to the Offices and Others segment, and a profit of Ps.6 million is allocated to the Sales and Developments segment within the Operations Center in Argentina) to Ps.395 million during fiscal year 2016 (of which a gain of Ps.98 million is allocated to the Shopping Malls segment; a profit of Ps.248 million is allocated to the Offices and Others segment, and a gain of Ps.49 million is allocated to the Sales and Developments segment within the Operations Center in Argentina), mainly as a result of an increase in net gain from fair value adjustment of investment properties.

Operating income associated to expenses and collective promotion fund did not experience significant changes and remained at approximately Ps.14 million in both fiscal years (allocated mainly to the Shopping Malls segment).

Operating income from inter-segment operations did not experience significant changes during the reported periods.

Based on business segment reporting (taking into consideration the operating income from our joint ventures and without considering operating income related to expenses and collective promotion fund or inter-segment operations), operating income rose by 275.9% from Ps.5,533 million during fiscal year 2015 to Ps.20,797 million during fiscal year 2016 (of which Ps.787 million are attributable to the Operations Center in Israel and Ps.20,010 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, operating income increased by 261.6%. Furthermore, operating income as a percentage of revenues, pursuant to business segment reporting, increased from 217.2% during fiscal year 2015 to 68.5% during fiscal year 2016. Without considering the effect of the Operations Center in Israel, total operating income/(loss) as a percentage of total revenues, pursuant to business segment reporting, declined from 217.2% during fiscal year 2015 to 608.4% during fiscal year 2016.

Operations Center in Argentina

Shopping Malls. Operating income in our Shopping Malls segment grew by 775.1%, from Ps.2,045 million in income during fiscal year 2015 to Ps.17,895 million in income during fiscal year 2016. The change es mainly attributable to a Ps.15,403 million increase in net gain from fair value adjustment of investment properties.

Operating income for our Shopping Malls segment, as a percentage of this segment’s revenues, increased from 115% during fiscal year 2015 to 743.8% during fiscal year 2016.

Offices and Others. Operating income in our Offices and Others segment decreased by 23%, from Ps.2,058 million in income during fiscal year 2015 to Ps.1,585 million in income during fiscal year 2016. The main changes are attributable to a decrease in net gain from fair value adjustment of investment properties (Ps.567 million), partially offset by an increase of Ps.111 million in income from Other income and expenses.

Operating income in our Offices and Others segment measured as percentage of segment revenues decreased from 618% during fiscal year 2015 to 446.2% during fiscal year 2016.

Sales and Developments. Operating income in our Sales and Developments segment fell by 50.8%, from income for Ps.1,385 million during fiscal year 2015 to income for Ps.681 million during fiscal year 2016.

Hotels. Operating loss in the Hotels segment decreased by 91.7%, from a loss of Ps.12 million during fiscal year 2015 to a loss of Ps.1 million during fiscal year 2016.

International. Operating income in our International segment shrank by 176 million from Ps.177 million in income during fiscal year 2015 to Ps.1 million gain during fiscal year 2016.

Financial Operations, Corporate and Others. Loss from operations for our Financial Operations, Corporate and Others segment exhibited an increase in the loss of 25.8%, from a loss of Ps. 120 million during fiscal year 2015 to a loss of Ps. 151 million during fiscal year 2016. The increase in expenses, mainly in General and administrative expenses, resulted in an increase in the loss for the segment.

Operations Center in Israel

Real Estate. During fiscal year 2016, profit from operations associated to the Real Estate segment totaled Ps.652 million, which, as a percentage of the revenues derived from this segment, accounted for 42.4%.

Supermarkets. During fiscal year 2016, profit from operations associated to the Supermarkets segment totaled Ps.411 million which, as a percentage of the revenues derived from this segment, accounted for 2.2%.

Telecommunications. During fiscal year 2016, profit from operations associated to the Telecommunications segment was a loss of Ps.71 million, which, as a percentage of revenues derived from this segment, accounted for 1.1%.

Others. During fiscal year 2016, loss from operations associated to the Others segment totaled Ps.205 million, which, as a percentage of revenues derived from this segment, accounted for 74.8%.

Share of profit / (loss) of associates and joint ventures

	Year ended on June 30, 2016 (recast)
Share of profit / (loss) of associates and joint ventures	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment elimination	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	61	(61)	-	-	-
Offices and Others	175	(155)	-	-	20
Sales and Developments	47	(42)	-	-	5
Hotels	-	-	-	-	-
International	(129)	-	-	-	(129)
Financial Operations, Corporate and Others	231	-	-	-	231
Total Operations Center in Argentina	385	(258)	-	-	127

Operations Center in Israel
Real Estate	226	-	-	-	226
Supermarkets	-	-	-	-	-
Telecommunications	-	-	-	-	-
Insurance	-	-	-	-	-
Others	(103)	-	-	-	(103)
Total Operations Center in Israel	123	-	-	-	123
Total share of profit of associates and joint ventures	508	(258)	-	-	250

	Year ended on June 30, 2015 (recast)
Share of profit / (loss) of associates and joint ventures	Income statement	Interest in joint ventures	Expenses and collective promotion fund	Inter-segment eliminations	Segment-reporting
Operations Center in Argentina	(in millions of Ps.)
Shopping Malls	6	(6)	-	-	-
Offices and Others	33	(28)	-	-	5
Sales and Developments	12	(11)	-	-	1
Hotels	1	-	-	-	1
International	(1,020)	-	-	-	(1,020)
Financial Operations, Corporate and Others	155	-	-	-	155
Total share of loss of associates and joint ventures	(813)	(45)	-	-	(858)

Our share of loss of associates and joint ventures, pursuant to the income statement, increased by 162.5%, from a loss of Ps.813 million during fiscal year 2015 to a gain of Ps.508 million during fiscal year 2016 (of which a gain of Ps.123 million is attributable to the Operations Center in Israel and a gain of Ps.385 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, our share of profit of associates and joint ventures rose by 114.8%, mainly as a result of lower losses derived from our International segmentand an increase in income from our Offices and Others segment.

Furthermore, our net share of profit of associates and joint ventures from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices and Others segment), and Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment) experienced a change of 473.3%, from a loss of Ps.45 million during fiscal year 2015 to a loss of Ps.258 million during fiscal year 2016, mostly due to a decrease in results of the joint venture Cyrsa S.A..

Shopping Malls. According to business segment reporting, the share of profit of the joint venture Nuevo Puerto Santa Fe S.A. is presented on a line by line consolidated basis in this segment.

Offices and Others. According to business segment reporting, the share of profit / (loss) of the joint venture Quality Invest S.A. is presented on a line by line consolidated basis in this segment whereas the share of profit/(loss) generated by the indirect share interest in our associate La Rural S.A., through the joint ventures Entertainment Holding S.A. and Entretenimiento Universal S.A., remains net in this line and increased from Ps.5 million during fiscal year 2015 to Ps.20 million during fiscal year 2016.

Sales and Developments. The share of profit of joint ventures Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. is presented on a line by line consolidated basis. The share of profit of our associate Manibil S.A., presented in this line, rose by Ps.4 million, from Ps.1 million during fiscal year 2015 to Ps.5 million during fiscal year 2016.

Hotels. No share of profit / (loss) of associates and joint ventures was accounted for during the year in connection with this segment.

International. Our share of loss of associates in this segment inclined by 87.4%, from Ps.1,020 million in loss during fiscal year 2015 to Ps.129 million in loss during fiscal year 2016, mainly due to: (i) a change in the results from our investment in IDBD from a loss of Ps.1,001 during fiscal year 2015 to a gain of Ps.79 during fiscal year 2016 (the profit / (loss) derived from changes in the fair value of such investment was disclosed within the International segment until October 11, 2015); and (ii) increased gains from Condor for Ps.15 million; partially offset by (iii) the results derived from our investment in New Lipstick from a gain of Ps.27 during fiscal year 2015 to a loss of Ps.172 during fiscal year 2016.

Financial Operations, Corporate and Others. The share of profit of our associates in the Financial Operations, Corporate and Others segment increased by 49%, from Ps.155 million during fiscal year 2015 to Ps.231 million during fiscal year 2016, mainly due to: (i) increased gains from our investments in BHSA for Ps.114 million and BACS for Ps.3 million, partially offset by: (ii) increased losses from our investment in Tarshop for Ps.23 million and (iii) the Ps.19 million non-recurring profit from our investment in Avenida made during fiscal year 2015, until the time the Company ceased to consider this investment as an associate.

Operations Center in Israel

Real Estate. During fiscal year 2016, the share of profit of associates and joint ventures associated to the Real Estate segment totaled Ps.226 million.

Others. During fiscal year 2016, the share of loss of associates and joint ventures associated to the Others segment totaled Ps.103 million.

Financial results, net

Net financial loss increased by Ps.3.957 million, from a loss of Ps.933 million during fiscal year 2015 to a loss of Ps.4,890 million during fiscal year 2016 (of which Ps.3,037 million are derived from the Operations Center in Israel and Ps.1,853 million are derived from the Operations Center in Argentina).

Operations Center in Argentina

Net financial loss increased by 98.6%, from Ps.933 million during fiscal year 2015 to Ps.1,853 million during fiscal year 2016, mainly as a result of: (i) an increase of Ps.1,835 million in financial costs (mostly caused by: (a) an increase in currency exchange losses of Ps.1,552 million; (b) an increase in the interest expense on loans and notes for Ps.415 million; partially offset by: (ii) increased gains from other financial results of Ps.1,346 million (mainly attributable to: (d) the exposure of financial derivatives at fair value for Ps.973 million and (e) other financial assets for Ps.401 million).

Operations Center in Israel

The net financial loss from the Operations Center in Israel amounted to Ps.3,037 million, of which Ps.1,937 million are attributable to the exposure of financial assets and liabilities at fair value, mostly Clal’s shares of stock (Ps.1,945 million).

Income Tax

The Company applies the deferred tax method to calculate the income tax applicable to the fiscal years under consideration, thus recognizing the temporary differences as tax assets and liabilities. Income tax expense was Ps.1,581 million loss during fiscal year 2015 and a Ps.6,373 million loss during fiscal year 2016, of which a Ps.6,303 million loss was derived from the Operations Center in Argentina and a Ps.70 million gain was derived from the Operations Center in Israel.

Profit for the year

As a result of the factors described above, profit for 2016 increased from a profit of Ps.2,130 million during fiscal year 2015 to a profit of Ps.10,078 million during fiscal year 2016, of which a gain of Ps.11,831 million is attributable to the Operations Center in Argentina and a loss of Ps.1,753 million is attributable to the Operations Center in Israel.

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

●
Cash generated by operations;

●
Cash generated by issuance of debt securities;

●
Cash from borrowing and financing arrangements;and

●
Cash proceeds from the sale of real estate assets.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

●
capital expenditures for acquisition or construction of investment properties and property, plant and equipment;

●
interest payments and repayments of debt;

●
acquisition of shares in companies;

●
payments of dividends; and

●
acquisitions or purchases of real estate.

Our liquidity and capital resources include our cash and cash equivalents, proceeds from bank borrowings and long-term debt, capital financing and sales of real estate investments.

As of June 30, 2017, our Operation Center in Argentina had positive working capital of Ps.4,060 million while our Operations Center in Israel had positive working capital of Ps.14,998 million, resulting in a consolidated positive working capital of Ps.19,058 million (calculated as current assets less current liabilities as of such date).

At the same date, our Operations Center in Argentina had cash and cash equivalents of Ps.2,041 million while our Operations Center in Israel had cash and cash equivalents of Ps.22,813 million, totaling consolidated cash and cash equivalents for Ps.24,854 million.

IDBD is subject to certain restrictions and financial covenants in relation to its financial debt, including its notes and loans from banks and financial institutions. As concerns IDBD’s financial position, flow of funds and capacity to discharge its financial debt commitments, it should be noted that:

●
From September 2016, following the sale of Adama and the increased value recorded by its subsidiaries in the market, IDBD believes it will be able to secure financing in the market or refinance its debts. In this regard, IDBD has recently completed successful placements of debt. Moreover, it made early repayments of its financial debt and has managed to renegotiate the financial restrictions related to its debt.

●
DIC declared dividends and IDBD received approximately NIS 271 million (equivalent to approximately Ps.1,219 million), net of the exercise of warrants.

●
In February 2017, Standard & Poor’s Maalot (S&P Maalot) upgraded the rating of IDBD’s notes from CCC to BB. Subsequently, in July 2017, S&P Maalot upgraded IDBD’s rating again to BBB with a stable outlook.

●
IDBD sold part of its interest in Clal and entered into a swap agreement for its future sale.

For the reasons explained above, IDBD understands that it has sufficient resources to continue doing business for at least 12 months after the date of these consolidated financial statements.

IDBD’s Board of Directors has cash flow projections for 24 months until June 30, 2019 that assume that IDBD will receive, cash from the realization of private investments directly held by IDBD. Therefore, IDBD expects to satisfy all its obligations until the end of the second quarter of 2019. Although the materialization of these plans does not depend entirely on factors within its control, IDBD estimates that it will be successful in the consummation of these or other plans.

Based on the foregoing, IDBD’s management believes that at present there are no material uncertainties regarding its capacity to operate as a going concern, in light of IDBD’s current financial position, as it is capable of satisfying its financial commitments as and when due, and its ability to carry its business plan into execution.

Notwithstanding the foregoing, IDBD expects to discharge financial liabilities for NIS 1,413 million (equivalent to approximately Ps.6,641 million as of the date of these consolidated financial statements) in November 2019. Payment of these liabilities could be affected by factors beyond IDBD’s control, including IDBD’s capacity to implement its plan to sell its interest in Clal, taking into account the mechanism determined by the Commissioner, the requirements of the Concentration Law, and IDBD’s capacity to deal with the implications of the Concentration Law and to satisfy the specific requirements imposed on it regarding the control of companies through a pyramidal structure.

IDBD expects that the consideration to be received for the sale of Clal, according to the mechanism imposed by the Commissioner (i.e., the sale in tranches of 5% each every four months), to the extent it is implemented, will be low or even significantly low as compared to a sale in bulk of Clal’s controlling stake. However, the Company believes that, even if it continued selling Clal’s shares according to the Commissioner’s mechanism, it would have additional cash flow available to satisfy its commitments in November 2019. In the opinion of IDBD’s management, IDBD will be able to address its commitments in due time and continue doing business.

It should be noted that the financial position of IDBD and its subsidiaries in the operations center in Israel does not adversely affect IRSA´s cash flows to satisfy the debts of IRSA.

Moreover, the commitments and other restrictions resulting from IDBD’s indebtedness have no effects on IRSA, as it qualifies as non-recourse debt against IRSA, and IRSA has not given its assets as collateral for such debt either.

The table below shows our cash flow for the fiscal years ended June 30, 2017, 2016 and 2015:

	Year ended June 30
	2017	2016	2015
	(in millions of Ps.)
Net cash flow generated by operations	9,059	4,139	834
Net cash flow generated by investment activities	(2,068)	8,210	261
Net cash flow used in financing activities	1,537	(3,968)	(1,390)
Net increase/ (decrease) in cash and cash equivalents	8,528	8,381	(295)

Cash Flow Information

Operating activities

Fiscal year ended June 30, 2017

Our operating activities for the fiscal year ended June 30, 2017 generated net cash inflows of Ps.9,059 million, of which Ps.322 are originated in discontinued operations and Ps.8,737 from continuing operations, mainly due to operating income of Ps.9,984 million, a decrease in trading properties of Ps.510 million and an increase in trades and other payables charges of Ps.1,316 million, partially offset by increased trade and other receivables of Ps.1,779 million and Ps.967 million related to income tax paid.

Fiscal year ended June 30, 2016

Our operating activities generated net cash inflows of Ps.4,139 million, of which Ps.77 are originated in discontinued operations and Ps.4,062 from continuing operations, mainly due to operating income of Ps.5,320 million and a decrease in trading properties of Ps.202 million, partially offset by a decrease in provisions of Ps.143 million, an increase in trade and other receivables of Ps.541 million and Ps.804 million related to income tax paid.

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

Investment activities

Fiscal year ended June 30, 2017

Our investing activities resulted in net cash outflows of Ps.2,068 million, Ps.3,943 million discontinued activities inflows offset by Ps.6,011 million continuing operations outflows for the fiscal year ended June 30, 2017, mainly due to (i) Ps.2,853 million and Ps.2,629 million used in the acquisition of investment properties and property, plant and equipment, respectively, (ii) Ps.501 million used in the acquisition of intangible assets, (iii) Ps.183 million used in capital contributions in associates and joint ventures, partially offset by (iv) Ps.291 million from collection from the sale of investment properties, (v) Ps.251 million from collection of dividends.

Fiscal Year ended June 30, 2016

Without considering Ps.9,193 million cash added from business combination with IDBD, our investing activities for the fiscal year ended June 30, 2016 resulted in net cash outflows of Ps.983 million, corresponding to Ps.454 discontinued activities inflows offset by Ps.1,437 continuing operations outflows, of which (i) Ps.888 million and Ps.1,021 million were related to the acquisition of investment properties and property, plant and equipment, respectively, (ii) Ps.131 million were related to the acquisition of intangible assets, (iii) Ps.207 million were related to capital contributions in associates and joint ventures, and (iv) Ps.852 million were related to loans granted to related parties; partly offset by (v) Ps.1,393 million related to collection from the sale of investment properties, and (vi) Ps.99 million related to collection of dividends.

Fiscal Year ended June 30, 2015

Our investing activities resulted in net cash inflows of Ps.261 million for the fiscal year ended June 30, 2015, of which (i) Ps.2,447 million were related to the sale of investment properties and (ii) Ps.56 million were related to the sale of interests in companies: Ps.17 million were related to the sale of Avenida Inc. and Ps.39 million were related to the sale of Bitania 26 S.A., partially offset by (iii) Ps.1,231 million representing a 25% increase in IDBD’s share interest over its stock capital, (iv) Ps.407 million related to the acquisition of investment properties and (v) Ps.595 million net related to the acquisition of investments in financial assets.

Financing activities

Fiscal year ended June 30, 2017

Our financing activities for the fiscal year ended June 30, 2017 resulted in net cash outflows of Ps.1,537 million, corresponding to Ps.2,376 continuing activities inflows offset by Ps.839 discontinued operations outflows, mainly due to (i) the payment of loans of Ps.14,577 million; (ii) the payment of interest on short-term and long-term debt of Ps.5,692 million; (iii) net disposal of non-controlling interest in subsidiaries of Ps.1,689 million, (iv) Ps.2,512 million related to dividend distributions and (v) the payment of principal on notes of Ps.5,531 million, partially offset by (vi) borrowings for Ps.6,250 million; (vii) Ps.20,435 million related to the issuance of non-convertible notes , (viii) Ps.2,112 related to issuance of capital of non-controlling interest, and (ix) Ps.20 million related to derivative financial instruments, net.

Fiscal year ended June 30, 2016

Our financing activities for the fiscal year ended June 30, 2016 resulted in net cash outflows of Ps.3,968 million, corresponding to Ps.499 discontinued activities outflows and Ps.3,469 continuing operations outflows, mainly due to (i) the payment of loans of Ps.9,554 million; (ii) the payment of interest on short-term and long-term debt of Ps.3,365 million; (iii) the acquisition of non-controlling interest in subsidiaries of Ps.1,047 million and (iv) the payment of principal on notes of Ps.4,253 million, partially offset by (v) borrowings for Ps.6,011 million; (vi) Ps.7,622 million related to the issuance of non-convertible notes and (vii) Ps.1,331 million related to derivative financial instruments, net.

Fiscal Year ended June 30, 2015

Our financing activities for the fiscal year ended June 30, 2015 resulted in net cash outflows of Ps.1,390 million, mainly due to (i) the payment of loans of Ps.967 million, (ii) the payment of loans for the purchase of companies of Ps.106 million, (iii) the payment of interest on short-term and long-term debt of Ps.547 million, (vi) capital distributions of Ps.228 million, (vii) Ps.111 million related to the acquisition of derivative financial instruments, (viii) Ps.69 million related to dividend distributions; partially offset by (ix) borrowings for Ps.628 million.

Capital Expenditures

Fiscal year ended June 30, 2017

During the fiscal year ended June 30, 2017, we invested Ps.5,482 million, mainly as follows: (a) acquisitions and improvements of property, plant and equipment of Ps.2,751 million, primarily i) Ps.737 million in buildings and facilities, mainly in supermarkets in Israel, ii) Ps.711 million in communication networks, and iii) Ps.634 million in machinery and equipment; (b) improvements in our rental properties of Ps.1,204 million, primarily in our operation center in Argentina’s shopping centers; and (c) the development of properties for Ps.1,592 million, mainly in our operation center in Israel.

Fiscal Year 2016

During the fiscal year ended June 30, 2016, we invested Ps.2,369 million (without considering Ps.44,690 million related to addition of assets due to the business combination with IDBD), corresponding Ps.35 to discontinued operations and Ps.2,334 to continuing operations, as follows: (a) acquisitions and improvements of property, plant and equipment of Ps.1,172 million, primarily i) Ps.379 million in buildings and facilities, mainly in supermarkets in Israel, ii) Ps.310 million in communication networks, and iii) Ps.291 million in machinery and equipment; (b) improvements in our rental properties of Ps.260 million, primarily in our operation center in Argentina’s shopping malls; and (c) the development of properties for Ps.919 million, mainly in our operation center in Israel.

Fiscal Year 2015

During the fiscal year ended June 30, 2015, we invested Ps.532 million, as follows: (a) improvements at our Sheraton Libertador, Intercontinental and Llao Llao hotels (Ps.1.2 million, Ps.9 million and Ps.4.5 million, respectively), (b) Ps.14 million allocated to advances for the acquisition of investments in general, (c) Ps.35 million related to the acquisition of furniture and fixtures, machinery, equipment, and facilities, (d) Ps.186.5 million related to the development of properties, of which Ps.1.5 million are related to Distrito Arcos and Ps.185 million are related to Alto Comahue, (e) Ps.60.4 million related to improvements in our shopping malls, (f) Ps.5.6 million related to improvements to our offices and other rental properties, (g) Ps.214.6 million related to the acquisition of “La Adela,” (h) Ps.1.6 million related to the acquisition of land reserves.

Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2017:

	Operations Center in Argentina	Operations Center in Israel	Total
Less than 1 year	673	19,252	19,925
More than 1 and up to 2 years	211	14,145	14,356
More than 2 and up to 3 years	3,605	11,400	15,005
More than 3 and up to 4 years	1,379	10,558	11,937
More than 4 and up to 5 years	222	10,520	10,742
More than 5 years	5,886	51,560	57,446
	11,976	117,435	129,411

Operation Center in Argentina	Currency	Annual Average Interest Rate	Nominal value (in million at the inssuance currency)	Book value (in million Ps.)
IRSA Commercial Properties’ 2023 Notes	US$	8.75%	360	5,991
IRSA’s 2020 Notes	US$	11.50%	76	1,239
IRSA’s 2019 Notes	Ps.	Badlar + 299ptos	384	387
IRSA’s 2019 Notes	US$	7.00%	184	3,041
Intercompany loan with Cyrsa	Ps.	Badlar	7	5
Bank loan	US$	5.95%	50	825
Financial Leases	US$	from 3.20% to 14.40%	-	4
Bank loans	Ps.	21.20%	200	201
Bank loans	Ps.	26.50%	5	2
Intercompany with Equity Investee NPSF	Ps.	Badlar 8.5%	6	3
Bank loans and others	Ps.	15.25%	1	-
Bank loans and others	Ps.	29.02%	3	2
AABE Debt	Ps.	Libor	44	67
Seller financing	US$	N/A	2	39
Seller financing	US$	3.50%	5	96
Bank overdrafts	Ps.	from 25.00% to 28.75%		77
Operation Center in Israel
Non-convertible Notes IDBD Serie G	NIS	4.50%	267	1,406
Non-convertible Notes IDBD Serie I	NIS	4.95%	1,013	4,058
Non-convertible Notes IDBD Serie J	NIS	6.60%	206	930
Non-convertible Notes IDBD Serie K	NIS	4.84%	86	404
Non-convertible Notes IDBD Serie L	NIS	7.58%	384	1,811
Non-convertible Notes IDBD Serie M	NIS	8.08%	924	4,323
Non-convertible Notes DIC Serie D	NIS	5.00%	103	-
Non-convertible Notes DIC Serie F	NIS	4.95%	3,466	16,432
Non-convertible Notes DIC Serie H	NIS	4.45%	93	510
Non-convertible Notes DIC Serie I	NIS	6.70%	220	1,030
Non-convertible Notes Shufersal Serie B	NIS	5.20%	95	577
Non-convertible Notes Shufersal Serie D	NIS	2.99%	384	1,808
Non-convertible Notes Shufersal Serie E	NIS	5.09%	827	4,159
Non-convertible Notes Shufersal Serie F	NIS	4.30%	918	4,665
Non-convertible Notes Cellcom Serie D	NIS	5.19%	300	1,731
Non-convertible Notes Cellcom Serie F	NIS	4.60%	643	3,296
Non-convertible Notes Cellcom Serie G	NIS	6.99%	228	1,169
Non-convertible Notes Cellcom Serie H	NIS	1.98%	950	4,317
Non-convertible Notes Cellcom Serie I	NIS	4.14%	804	3,821
Non-convertible Notes Cellcom Serie J	NIS	2.62%	103	491
Non-convertible Notes Cellcom Serie K	NIS	3.75%	304	1,445
Non-convertible Notes PBC Serie C	NIS	5.00%	275	1,616
Non-convertible Notes PBC Serie D	NIS	4.95%	1,317	8,085
Non-convertible Notes PBC Serie F	NIS	4.95%	866	4,535
Non-convertible Notes PBC Serie G	NIS	7.05%	595	3,288
Non-convertible Notes PBC Serie H	NIS	4.55%	102	487
Non-convertible Notes PBC Serie I	NIS	4.75%	932	4,502
Non-convertible Notes PBC Gav-Yam Serie E	NIS	4.55%	141	832
Non-convertible Notes PBC Gav-Yam Serie F	NIS	4.75%	1,887	12,346
Non-convertible Notes PBC Gav-Yam Serie G	NIS	6.41%	107	528
Non-convertible Notes PBC Ispro Serie B	NIS	5.40%	204	1,254
Non-convertible Notes PBC Gav-Yam Serie A	NIS	3.19%	400	1,903
Bank loans and others	NIS	Prime + 1.30%	83	372
Bank loans and others	NIS	Prime + 1.00%	13	55
Bank loans and others	NIS	Prime + 0.65%	7	32
Bank loans and others	NIS	6.90%	164	783
Bank loans and others	NIS	5.39%	9	43
Bank loans and others	NIS	2.12%	56	253
Bank loans and others	NIS	5.90%	55	248
Bank loans and others	NIS	2.20%	55	238
Bank loans and others	NIS	4.95%	-	2
Bank loans and others	NIS	4.95%	-	2
Bank loans and others	NIS	4.75%	-	1
Bank loans and others	NIS	4.40%	-	1
Bank loans and others	NIS	3.25%	-	2
Bank loans and others	NIS	4.60%	400	1,917
Bank loans and others	NIS	4.90%	140	677
Bank loans and others	NIS	1.97%	31	150
Bank loans and others	NIS	2.65%	83	385
Bank loans and others	NIS	3.07%	14	70
Bank loans and others	NIS	1.55%	44	222
Bank loans and others	NIS	1.73%	43	270
Bank loans and others	NIS	1.87%	92	436
Bank loans and others	NIS	1.77%	71	339
Bank loans and others	NIS	1.87%	45	220
Bank loans and others	NIS	1.86%	36	172
Bank loans and others	NIS	1.88%	93	448
Bank loans and others	NIS	1.26%	325	1,551
Bank loans and others	NIS	1.57%	17	82
Bank loans and others	NIS	2.14%	50	231
Bank loans and others	NIS	2.35%	1	5
Bank loans and others	NIS	2.89%	4	19
Bank loans and others	NIS	2.95%	4	19
Bank loans and others	US$	5.57%	-	1,022
Bank loans and others	US$	7.00%	-	715
Non-recourse loan	US$	from 4.07% to 5.91%	400	7,025
Others	NIS	from 0.98% to 3.34%	347	1,655
Bank overdrafts	NIS	3.5%	-	14

Operations Center in Argentina

On March 3, 2016, IRSA and IRSA CP announced that they would launch offers to buy in cash: (i) 11.50% Class II Notes due 2020 and issued by IRSA for principal amount up to US$76.5 million, (ii) any and 8.50% Class 1 Notes due 2017 and issued by IRSA, and (iii) any and 7.875% Class 1 Notes notes due 2017 and issued by IRSA CP.

On March 23, 2016, IRSA CP issued Notesin an aggregate principal amount of US$360 million under its Global Notes Program. Class II Notes accrue interest semi-annually, at an annual fixed rate of 8.75% and mature on March 23, 2023. The issue price was 98.722% of nominal value.

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

i.
100% of cumulative EBITDA for the period (treated as one accounting period) from July 1, 2015 through the last day of the last fiscal quarter ended prior to the date of such Restricted Payment minus an amount equal to 150% of consolidated interest expense for such period; and

ii.
any reductions of Indebtedness of IRSA on a consolidated bais after the Issue Date any reductions of Indebtedness of after the Issue Date exchanged for to Capital Stock of the IRSA or its Subsidiaries.

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

●
IRSA’s Notes Class II at 11.50% maturing in 2020 US$71.4 million.

Such payments were accounted for as a cancellation of debt.

In relation to financial covenants under 11.50% Notes due in 2020 issued by IRSA, the Meeting of Noteholders held on March 23, 2016 approved:

i.
to modify the covenant on Limitation on Restricted Payments, so that the original covenant was replaced so as to take into consideration IRSA’s capability to make any restricted payment provided that (a) no Event of Default has occurred and persisted, and (b) IRSA may incur at least US$1.00 of additional debt pursuant to the Limitation on Additional Indebtedness; and

ii.
the exclusion of IDBD or any of its subsidiaries for purposes of the definition of “Subsidiary” or any of the definitions or commitments under the Trust Indenture of Notes due in 2020 and issued by IRSA (regardless of whether the financial statements of any of these companies has any time been consolidated into IRSA’s financial statements).

iii.
a Supplementary Trust Indenture reflecting all the amendments approved, entered into with the Bank of New York Mellon on March 28, 2016.

On September 8, 2016, IRSA issued Series VII and VIII Notes for an aggregate amount of US$210 million:

a)
Series VII Notes for a principal amount of Ps.384.2 million at BADLAR plus 299 bps due on September 9, 2019.

b)
Series VIII Notes for a principal amount of US$184.5 million at a fixed rate of 7% due on September 9, 2019.

The proceeds were mainly used to repay preexisting debt.

On September 12, 2017, IRSA CP issued the Series IV Notes, for US$140,000,000, bearing a fixed interest rate of 5.00%, which matures on September 14, 2019. For more information, please see “Recent developments - Issue of Series IV Notes”

Operations Center in Israel

IDBD is subject to certain restrictions and financial covenants in relation to its financial debt, including its notes and loans from banks and financial institutions. For more information regarding IDBD’s restrictions and financial covenants please see “B. Liquidity and Capital Resources.”

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

A substantial part of Cellcom’s operations are subject to the Communications Law, regulations enacted by the Ministry of Communications, and the provisions of the licenses granted to Cellcom by the Minister of Communications. Cellcom’s activities which include providing cellular service, landline, international telephone services and internet access, and infrastructure services are subject to licensing. For more information, please see “Legal framework–Operations Center in Israel.”

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” world growth is expected to reach 3.5% in 2017 and 3.6% in 2018. In 2017 and 2018, growth in advanced economies is expected to remain steady at about 2%, driven by the growth in the United States of 2.3%, and in the Euro area, of 1.7%. Global GDP expanded by 3.1% in 2016, slightly below the projections mainly as a result of a strong decline in activity during the last quarter in the year.

Emerging economies continue facing challenges as regards the inflow of foreign capital. Countries which are more flexible in terms of foreign exchange responded better to the global flow of capital than in previous decelerations.

The IMF’s Primary Commodities Price Index declined by 5 percent between February 2017 and August 2017. While energy and food prices declined substantially, by 6.5 percent and 4.3 percent, respectively, metal prices increased modestly, by 0.8 percent.

Soybean prices trended downward from February because supply from South America remains plentiful following a record harvest in Brazil, even though a stronger real discourages farmers from selling their produce.

In advanced economies, inflation is forecast to pick up from 0.8 percent in 2016 to 1.7 percent in 2017, reflecting the continued cyclical recovery in demand and the increase in commodity prices in the second half of 2016. Headline inflation is expected to stay at 1.7 percent in 2018 before converging to 2 percent over the medium term. Inflation in emerging market and developing economies (excluding Argentina and Venezuela) is projected to remain roughly stable in 2017 and 2018 (at 4.2 percent and 4.4 percent, respectively—close to the 2016 estimate of 4.3 percent).

Argentine macroeconomic context

On April, 2017, IMF published its growth projection for 2017 and 2018 for 2.2% and 2.3%, increase of the GDP, respectively. This projection was due to stronger consumption and public investment, and reflects the gradual rebound of private investment and exports.

Shopping malls and supermarket sales reached a total Ps.5,249.6 million in June 2017, which represents a 11.3% increase as compared to the same period last year. Accumulated sales for the first six months of the year totaled Ps.26,351 million, representing a 12.8% increase as compared to the same period last year.

The INDEC reports that, as of June 2017, industrial activity in Argentina increased by 6.6% as compared to the same month in 2016. Textile industry accumulated a 4.0% decline during the first six months of the year as compared to the same period last year.

Regarding the balance of payments, in the first quarter of 2017 the current account deficit reached US$6,871 million, with US$3,715 million allocated to the goods and services trade balance, and US$3,676 million to the net primary income, and US$520 million to the net secondary income.

During the first quarter of 2017, the financial account showed net income of US$6,556 million, accentuating the net indebtedness of same quarter of the previous year, for which US$4,872 million were estimated. As a result of the Balance transactions, the stock of international reserves increased by US$11,535 million during the first quarter of 2017.

Total gross external debt stock at the end of March 2017 is estimated at US$ 204,509 million, with an increase of US$ 16,293 million, 8.7% compared to the previous quarter and US$28,237 million, 16.0% compared to March 2016. 62.8% of the debt corresponds to the Government; 6.6% to the Argentine Central Bank; 16.6% to non-financial corporations and households, 11.1% to direct investment between related companies, 2.2% to deposit-taking companies and 0.8% to other financial companies. The financial sector debt excluding the Argentine Central Bank increased by US$493 million during the first quarter of 2017, reaching a total of US$4,453 million.

In local financial markets, the Private Badlar rate in Pesos ranged from 18% to 27% in the period from July 2016 to June 2017, averaging 20% in June 2017 against 29% in June 2016. As of June 30, 2016, the seller exchange rate quoted by Banco de la Nación Argentina was of Ps.16.63 pesos per US$1.00. As of June 30, 2017, Argentina’s country risk decreased by 86 basis points in year-on-year terms, maintaining a high spread vis-à-vis the rest of the countries in the region. The debt premium paid by Argentina was at 432 basis points in June 2017, compared to the 289 basis points paid by Brazil and 193 basis points paid by Mexico.

Israeli macroeconomic context

The year 2016 was characterized by improvement in the economic parameters in Israel, alongside an increase in growth to a level of approximately 4.0% (as compared with approximately 2.5% in 2015), and very low unemployment of approximately 4.3% (as compared with approximately 5.3% in 2015). Growth per capita amounted in 2016 to approximately 2.3%. At the end of December 2016, the Bank of Israel updated the macro-economic forecast, according to which the expected growth in 2017 and in 2018 is expected to amount to approximately 3.2% and 3.1%, respectively. Additionally, the Bank of Israel predicts a continued low unemployment rate of approximately 4.6%. Israel is significantly affected by developments in the global economy. Real global activity continued to be moderate in 2016. PBC estimates that its financial stability and the status of its properties, cash balances and significant operating cash flows which it generates will allow it to deal adequately with the possible continuation of the economic crisis, and to continue financing its activities and service its liabilities.

The year 2016 was characterized by continued stability in the revenue-generating real estate branch, which is reflected both on the level of demand and on the level of rental prices and occupancy rates. During the reporting period, demand for office, commercial, industry and logistics areas was evident in most operating areas of PBC in Israel, which were reflected in the stability of prices and maintenance of a high occupancy rate of approximately 97%.

In 2016, stability was apparent in the demand for residential apartments in Israel, although in the months October to December of 2016, relatively low numbers of transactions were recorded, in light of the decrease in acquisitions on the part of investors. In 2016, approximately 29,000 new apartments were sold (through private and public initiative), a decrease of approximately 5% relative to 2015. 2015, a year in which approximately 31,000 units were sold, was a record year in terms of apartment sales in the market, and the level of sales in 2016 is still higher than the level in the years 2011-2014. In 2016, an increase was apparent in the mortgage interest rate, which amounted to approximately 3.8% per year (CPI-linked) at the end of 2016, as compared with approximately 2.6% at the end of 2015. The inventory of new apartments in the market (through private and public initiative) amounted, in November 2016, to approximately 31,000 residential units, as compared with approximately 28,000 residential units at the end of 2015.

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

During the first half of 2016, the NIS remained stable in terms of the nominal effective exchange rate (the average in June relative to the average in December), and relative to the U.S. dollar. Relative to the euro, the NIS appreciated by about 3%. Various models of the equilibrium exchange rate indicate that the NIS may be overvalued.

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

E. Off-Balance Sheet Arrangements

As of June 30, 2017, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2017:

Payments due by period

As of June 30, 2017
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total (1)
	(in millions of Pesos)
Trade and other payables	17,602	1,592	698	2	5	19,899
Borrowings	25,389	18,613	21,365	13,878	74,286	153,531
Derivative Financial Instruments	67	76	-	-	-	143
Finance Lease	12	6	6	5	-	29
Operating Lease	2,736	1,945	1,943	1,941	3,810	12,375
Purchase obligations	1,135	1,140	873	5	-	3,153
Total	46,941	23,372	24,885	15,831	78,101	189,130

(1) Includes accrued and prospective interest, if applicable.

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

The table below shows information about our regular directors and alternate directors:

Name	Date of Birth	Position in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2015	2018	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2015	2018	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2016	2019	2001
Fernando A. Elsztain	01/04/1961	Regular Director	2014	2017(1)	1999
Carlos R. Esteves	05/25/1949	Regular Director	2014	2017(1)	2005
Cedric D. Bridger	11/09/1935	Regular Director	2015	2018	2003
Marcos Fischman	04/09/1960	Regular Director	2015	2018	2003
Fernando Rubín	06/20/1966	Regular Director	2016	2019	2004
Gary S. Gladstein	07/07/1944	Regular Director	2016	2019	2004
Mario Blejer	06/11/1948	Regular Director	2014	2017(1)	2005
Mauricio E. Wior	10/23/1956	Regular Director	2015	2018	2006
Gabriel A. G. Reznik	11/18/1958	Regular Director	2014	2017(1)	2008
Ricardo H. Liberman	12/18/1959	Regular Director	2014	2017(1)	2008
Daniel R. Elsztain	12/22/1972	Regular Director	2014	2017(1)	2007
Gastón A. Lernoud	06/04/1968	Alternate Director	2014	2017(1)	2014
Enrique Antonini	03/16/1950	Alternate Director	2016	2019	2007

(1)
The term of office of Board members shall be in force until a Shareholders’ Meeting is called to renew their powers and/or to appoint new Board members. A shareholders meeting has been called for October 31, 2017.

Ricardo Esteves, Cedric Bridger, Mario Blejer, Ricardo H. Liberman and Enrique Antonini are independent directors, pursuant to CNV Rules.

The following is a brief biographical description of each member of our Board of Directors:

Eduardo Sergio Elsztain. Mr. Elsztain has been engaged in the real estate business for more than twenty five years and has served as chairman of our board of directors since 1994. He is chairman of the board of directors of IRSA CP, IRSA, Cresud, BrasilAgro, Austral Gold Ltd. and Banco Hipotecario SA, among others. He is also chairman of the board of directors of IDBD Development Corporation Ltd. and Discount Investment Corporation. Mr. Elsztain is also a member of the World Economic Forum, the Council of the Americas, the Group of 50 and Argentina’s Business Association (AEA). He is President of Fundación IRSA, which promotes education initiatives targeting children and young adults; President of TAGLIT—Birthright Argentina; Co-Founder of Endeavor Argentina; and Vice-President of the World Jewish Congress. He is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is chairman of the board of directors of Puerto Retiro S.A. and vice-chairman of the board of directors of IRSA, Fibesa S.A. and Cresud, among other companies. He is also a member of the board of directors of Banco Hipotecario S.A., Nuevas Fronteras S.A., BrasilAgro Companhia Brasileira de Propiedades Agrícolas, IDBD Development Corporation Ltd., BACS Banco de Crédito & Securitización S.A., Tarshop S.A. and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the University of Buenos Aires. He is currently chairman of the board of directors of Fibesa S.A., and second vice-chairman of the boards of directors of IRSA and Cresud. In addition, he is vice-chairman of the boards of directors of Nuevas Fronteras S.A. and Hoteles Argentinos S.A. He is also a member of the boards of directors of BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Emprendimientos Recoleta S.A. and IDBD Development Corporation Ltd., among other companies. Mr. Alejandro Gustavo Elsztain is the brother of our chairman, Eduardo Sergio Elsztain and of Daniel Ricardo Elsztain. He is also Fernando Adrián Elsztain’s cousin.

Fernando Adrián Elsztain. Mr. Elsztain earned an architecture degree from the University of Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate agency. He is chairman of the boards of directors of Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a member of the boards of directors of IRSA and Hoteles Argentinos S.A., and alternate director of Banco Hipotecario and Puerto Retiro S.A. He is the cousin of Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain.

Carlos Ricardo Esteves. Mr. Esteves has a degree in Political Sciences from Universidad El Salvador. He was a member of the Boards of Directors of Banco Francés del Río de la Plata, Bunge & Born Holding, Armstrong Laboratories, Banco Velox and Supermercados Disco. He was one of the founders of CEAL (Consejo Empresario de América Latina) and is a member of the board of directors of Encuentro de Empresarios de América Latina (padres e hijos) and is co-President of Foro Iberoamericano.

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

Fernando Rubín. Mr. Rubín has a degree in psychology from Universidad de Buenos Aires and attended a post-graduate course in Human Resources and Organizational Analysis at E.P.S.O. He has been the manager of organizational development at Banco Hipotecario and then CEO in that entity. He served as corporate manager of human resources for the Company, director of human resources for LVMH (Moet Hennessy Louis Vuitton) in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division for the international consulting firm Roland Berger & Partner-International Management Consultants. He currently serves as president of Tarshop S.A.

Gary S. Gladstein. Mr. Gladstein has a degree in economics from the University of Connecticut and a master’s degree in business administration from Columbia University. He was operations manager in Soros Fund Management LLC and is currently a senior consultant of Soros Fund Management LLC.

Mario Blejer. Mr. Blejer obtained a Ph.D. in economy from the University of Chicago. He has been Senior Counselor to the IMF in the European and Asian departments from 1980 to 2001. He was also vice-chairman and chairman of the Argentine Central Bank from 2001 to 2002. He also served as director of the Center for Studies of Central Banks of the Bank of England from 2003 to 2008 and as counselor of the Governor of the Bank of England during that same period. At present. Mr. Blejer is regular director of Banco Hipotecario S.A., among other companies. He was also External Counselor to the Currency Policy Council of the Central Bank of Mauritius and is Postgraduate professor at Torcuato Di Tella University.

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

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from Universidad de Buenos Aires. He worked for the Company from 1992 until May 2005, when he resigned. He had previously worked for an independent construction company in Argentina. He is regular director of Banco Hipotecario S.A.

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

Enrique Antonini. Mr. Antonini holds a degree in law from the School of Law of Universidad de Buenos Aires. He has been director of Banco Mariva S.A. since 1992 until today, and alternate director of Mariva Bursátil S.A. since 2015. He is a member of the Argentine Banking Lawyers Committee and the International Bar Association. At present, he is Alternate Director of CRESUD.

Employment Contracts with our Directors

We do not have written contracts with our directors. However, Messrs. Eduardo Sergio Elsztain, Saúl Zang, Alejandro Gustavo Elsztain, Daniel Ricardo Elsztain, Fernando Elsztain, Fernando Rubín and Marcos Moisés.

Fishman are employed by our Company under the Labor Contract Law No. 20,744. In addition, our alternate director Gastón Armando Lernoud rendered services under the corporate services agreement. Law No. 20,744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

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

●
designate the managers of our Company and establish the duties and compensation of such managers;

●
grant and revoke powers of attorney on behalf of our Company;

●
hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

●
enter into contracts related to our business;

●
manage our assets;

●
enter into loan agreements for our business and set up liens to secure our obligations; and

●
perform any other acts necessary to manage our day-to-day business.

Senior Management

Appointment of Senior Management

Our Board of Directors appoints and removes senior management.

Senior Management Information

The following table shows information about our current Senior Management appointed by the Board of Directors:

Name	Date of birth	Position	Current position held since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Daniel R. Elsztain	12/22/1972	Chief Real Estate Operating Officer	2012
Javier E. Nahmod	11/10/1977	Chief Real Estate Officer	2014
Matías I. Gaivironsky	02/23/1976	Chief Administrative and Finance Officer	2011
Walter Daniel Vallini	07/09/1971	Compliance Officer	2017(1)

(1)
Appointed on October 23, 2017.

For a biographical description of Eduardo S. Elsztain, Daniel R. Elsztain please see “A. Directors and Senior Management - Composition of the Board of Directors.” The following is a description of each of our senior managers who are not directors:

Javier Ezequiel Nahmod. Mr. Javier Nahmod started his professional career in the Company in 1998, he has served in different areas within IRSA and IRSA CP’ real estate business. During the first years he has served as Stands Marketer (Comercializador de Góndolas) and then, in 2003 he became Center Manager at Abasto Shopping Mall. Afterwards, he became Rental Business Manager (Gerente de Negocios de Renta) within the Real Estate Department, and then Regional Manager of Shopping Malls. He has served as Real Estate Manager within the Real Estate Business of the Company since 2014.

Matías Iván Gaivironsky. Mr. Matías Gaivironsky obtained a degree in business administration from Universidad de Buenos Aires. He has a master’s degree in Finance from CEMA University. Since 1997 he has served in various positions at Cresud, IRSA CP and the Company, and was appointed Chief Financial Officer in December 2011 and in early 2016 he was appointed as Chief Financial and Administrative Officer. Previously, Mr. Gaivironsky acted as Chief Financial Officer of Tarshop S.A. until 2008.

Walter Daniel Vallini. Mr. Vallini obtained a degree in administration from Universidad del Museo Social Argentino and also has a degree in philosophy from Universidad de Buenos Aires. He has a Master in Economy and Business Administration from Escuela Superior de Economía y Administración de Empresas (ESEADE). Since 2002 he has served in various positions at BBVA Banco Francés and in April, 2013, he was designated as Director in regulatory compliance. He is also the Compliance Officer of CRESUD and IRSA CP.

The following table shows information about our current Senior Management of the Operations Center in Israel:

Name	Date of birth	Position	Current position held since
Sholem Lapidot	10/22/1979	Chief Executive Officer	2016
Gil Kotler	04/10/1966	Chief Financial Officer	2016
Aaron Kaufman	03/03/1970	VP & General Counsel	2015

Sholem Lapidot. Mr. Lapidot has studied Rabbinical Studies and Jewish Philosophy in Argentina, Canada and Israel. Mr. Lapidot serves as CEO and director in DIC since January 2016., and as a director in several subsidiaries in the IDBD’s group. Mr. Lapidot has been the CEO of IDBD since January 2016.

Gil Kotler. Mr. Kotler obtained a bachelors’ degree in economics and accounting from Tel Aviv University in Israel in 1993 as well as a GMP at Harvard Business School in 2011. He serves as the chief financial officer of IDBD since April 2016 and the chief financial officer of DIC since January 2016. Mr. Kotler also serves as a director in several subsidiaries in the IDBD group.

Aaron Kaufman. Mr. Kaufman obtained a law degree in Tel Aviv University in 1996. He has been partner in Epstein Law Firm until November 2015, when he joined IDBD as a VP and General Counsel. Mr. Kaufman serves as VP and General Counsel in DIC since April 2016 and as a director in several subsidiaries in the IDBD group.

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

The following table shows information about the members of our Supervisory Committee, who were elected at the annual ordinary shareholders’ meeting, held on October 31, 2016:

Name	Date of Birth	Position	Expiration Date	Current position held since
José D. Abelovich	07/20/1956	Regular Member	2016	1992
Marcelo H. Fuxman	11/30/1955	Regular Member	2016	1992
Noem’ I. Cohn	05/20/1959	Regular Member	2016	2010
Sergio L. Kolaczyk	11/28/1964	Alternate Member	2016	2003
Roberto D. Murmis	04/07/1959	Alternate Member	2016	2005
Alicia G. Rigueira	12/02/1951	Alternate Member	2016	2006

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y C’a/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of CRESUD, IRSA CP, Hoteles Argentinos S.A., Inversora Bol’var and Banco Hipotecario.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the supervisory committee of CRESUD, IRSA CP, Inversora Bol’var and Banco Hipotecario S.A.

Noemí L. Cohn. Mrs. Cohn obtained a degree in accounting from Universidad de Buenos Aires. She is a partner of Abelovich, Polano y Asociados S.R.L. / Nexia International, an accounting firm in Argentina, and she works in the Audit sector. Mrs. Cohn worked in the audit area of Harteneck, López and Company, Coopers & Lybrand in Argentina and in Los Angeles, California. Mrs. Cohn is a member of the Supervisory Committees of CRESUD and IRSA CP, among others.

Sergio L. Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from Universidad de Buenos Aires. He is a professional from Abelovich, Polano & Asociados S.R.L./Nexia International. Mr. Kolaczyk is also alternate member of the Supervisory Committee of CRESUD and the Company, among other companies.

Roberto D. Murmis. Mr. Murmis holds a degree in accounting from Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International. Mr. Murmis worked as an advisor to Secretar’a de Ingresos Públicos del Ministerio de Econom’a of Argentina. Furthermore, he is a member of the supervisory committee of CRESUD, Alto Palermo Shopping S.A., Futuros y Opciones.Com S.A. and Llao Llao Resorts S.A.

Alicia G. Rigueira. Mrs. Rigueira holds a degree in accounting from Universidad de Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados SRL, a law firm member of Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions at Harteneck, Lopez y C’a./Coopers & Lybrand. Mrs. Rigueira was professor at the School of Economic Sciences at Universidad de Lomas de Zamora.

Internal Control

Management uses the Integrated Framework-Internal Control issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 COSO Report”) to assess the effectiveness of internal control over financial reporting.

The 2013 COSO Report sets forth that internal control is a process performed by the Board of Directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

●
Effectiveness and efficiency of operations

●
Reliability of financial reporting, and

●
Compliance with applicable laws and regulations

Based on the above, the company’s internal control system involves all the levels actively involved in exercising control:

●
the Board of Directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

●
the management of each area is responsible for the internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the areas and, therefore, those of the entity as a whole;

●
the rest of the personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

Audit Committee

In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/01, currently by application of Capital Markets Law No. 26,831 and the CNV Rules, our Board of Directors established an Audit Committee.

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

In accordance with the provisions of the Capital Markets Law and the CNV’s Rules, our Audit Committee is made up by three Board members who qualify as independent directors. The NYSE Regulations establish that as of July 31, 2005, foreign companies listing securities in the United States must have an Audit Committee fully formed by independent directors.

Currently, we have a fully independent Audit Committee composed of Messrs. Cedric D. Bridger, Ricardo H. Liberman and Mario Blejer.

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

The total aggregate compensation paid to our Directors for the fiscal year ended June 30, 2017 was Ps.125.8 million.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and the Company’s overall results.

The total aggregate compensation paid to our Senior Management of the Operations Center in Argentina for the fiscal year ended June 30, 2017 was Ps.14.4 million.

The aggregate compensation paid to our Senior Management of the Operations Center in Israel since we gained control of IDBD on October 11, 2015 and until June 30, 2016, was Ps.11,36 million. For the fiscal year ended on June 30, 2017 the aggregate compensation was of Ps.13.11 million.

Supervisory Committee

The shareholders meeting to be held on October 31, 2016, considered the compensation for Ps.600,000 to the Supervisory Committee for the duties performed during the fiscal year ended June 30, 2017.

Audit Committee

The members of our Audit Committee do not receive compensation in addition to that received for their service as members of our Board of Directors.

Compensation Plan for Executive Management

Since 2006 we develop a special compensation plan (the “Management Plan”) for key managers by means of contributions made by the employees and by the Company.

Such Management Plan is directed to key managers selected by us and aims to retain them by increasing their total compensation package through an extraordinary reward, granted to those who have met certain conditions.

Participation and contributions under the Management Plan are voluntary. Once the invitation to participate has been accepted by the employee, he or she may make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Management Participants is: up to 2.5% of their monthly salary and up to 15% of their annual bonus. Our contribution will be 200% of the Management Participant’s monthly contributions and 300% of the extraordinary employees’ contributions.

The funds collected as a result of the Management Participants’ contributions are transferred to a special independent vehicle created in Argentina as an Investment Fund approved by the CNV.

The funds collected as a result of our contributions are transferred to another independent vehicle separate from the previous one. In the future, participants will have access to 100% of the benefits of the Plan (that is, including our contributions made on the participants’ behalf to the specially created vehicle) under the following circumstances:

●
ordinary retirement in accordance with applicable labor regulations;

●
total or permanent incapacity or disability; and

●
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

The Shareholders’ Meetings held on October 31, 2011, October 31, 2012 and October 31, 2013 ratified the resolutions approved thereat as regards the incentive plan for the Company’s executive officers, up to 1% of its shareholders’ equity by allocating the same number of own treasury stock (the “Executive Plan”), and delegated on the Board of Directors the broadest powers to fix the price, term, form, modality, opportunity and other conditions to implement such Executive Plan. In this sense and in accordance with the new Capital Markets Law, the Company has made the relevant filing with the CNV and pursuant to the comments received from such entity, it has made the relevant amendments to the Executive Plan which, after the CNV had stated to have no further comments, were explained and approved at the Shareholders’ Meeting held on November 14, 2014, where the broadest powers were also delegated to the Board of Directors to implement such Executive Plan.

The beneficiaries under the Executive Plan are invited to participate by the Board of Directors and their decision to access the Executive Plan is voluntary.

In the future, the Executive Participants or their successors in interest will have access to 100% of the benefit (IRSA’s shares contributed by the Company) in the following cases:

●
if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution;

●
retirement;

●
total or permanent disability;

●
death.

While Executive Participants are part of the program and until the conditions mentioned above are met to receive the shares corresponding to the contributions based on the 2011 to 2013 bonus, Executive Participants will receive the economic rights corresponding to the shares assigned to them.

As regards the year 2014, the program sets forth an extraordinary reward consisting of freely available stock payable in a single opportunity on a date to be determined by the Company. The date was fixed for June 26, 2015 for payroll employees of IRSA, IRSA CP, PAMSA, Emprendimiento Recoleta S.A., ARCOS and FIBESA S.A. who received IRSA’s shares.

Besides, the Company has decided to grant a bonus to all the personnel with more than two years of seniority and who do not participate in the program described above, which bonus consists of a number of shares equivalent to their compensation for June 2014.

The shares allocated to the Executive Plan by the Company are shares purchased in 2009, which the Shareholders’ Meeting held on October 31, 2011 has specifically decided to allocate to the Executive Program.

DIC's CEO of the Operation Center in Israel, has a stock option plan which includes 5,310,000 options, that will be given in five series, and which may be exercised for 5,310,000 ordinary shares, par value NIS per share of Discount Investments. DIC's CEO has exercised the first stage and as of April 2017 holds 4,248,000 options. DIC's CFO of the Operation Center in Israel, has a stock option plan which includes 621,362 options, which 124,272 of the said options were exercised and as of April 2017 holds 497,090 options.

Code of Ethics

The Code of Ethics is effective as from July 31, 2005 with the aim of providing a wide range of guidelines as concerns accepted individual and corporate behavior. It is applicable to directors, managers and employees of IRSA and its subsidiaries. The Code of Ethics that governs our business, in compliance with the laws of the countries where we operate, may be found on our website www.irsa.com.ar.

Information found on this website is not incorporated by reference into this document.

A committee of ethics composed of managers and board members is responsible for providing solutions to issues related to the Code of Ethics and is in charge of taking disciplinary measures in case of breach of the code.

C. Board Practices

For information about the date of expiration of the current term of office and the period during which each director has served in such office see “Item 6. Directors, Senior Management and employees – A. Directors and Senior Management.”

Benefits upon Termination of Employment

There are no contracts providing for benefits to Directors upon termination of employment., other than those described under the following sections: (i) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Incentive Plan for Managers.

Audit Committe

In accordance with the Capital Markets Law and CNV rules, our board of directors has established an Audit Committee.

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

Capital Markets Law No. 26,831 and the CNV Rules requires that public companies in Argentina as us must have an Audit Committee comprise of three members of the board of directors, the majority of which must be independent. Notwithstanding, our Audit Committee is comprised by three independent directors in compliance with the requirements lead down by the SEC.

Currently, we have a fully independent Audit Committee composed of Messrs. Cedric Bridger, Ricardo Liberman and Mario Blejer.

D. Employees

Operations Center in Argentina

As of June 30, 2017, we had 1,759 employees. Our Development and Sale of Properties and Other Non-Shopping Mall Businesses segment had 22 employees, 4 of whom were represented by the Commerce Union (Sindicato de Empleados de Comercio, SEC) and 10 were represented by the Horizontal Property Union (Sindicato Único de Trabajadores de Edificios de Renta y Horizontal, SUTERH). Our Shopping Malls segment had 947 employees, including 453 under collective labor agreements. Our Hotels segment had 790 employees, with 656 represented by the Tourism, Hotel and Gastronomic Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, UTHGRA).

	Year ended on June 30,
	2017	2016	2015
Development and Sale of Properties and Other Non-Shopping Mall Businesses (1)	22	31	34
Shopping Centers and Offices(3)	947	964	973
Hotels(2)	790	758	704
Total	1,759	1,753	1,711

(1)
Includes IRSA, Consorcio Libertador S.A. and Consorcio Maipú 1300 S.A.
(2)
Includes Hotel Intercontinental, Sheraton Libertador and Llao Llao.
(3)
In April and May 2015, the employees assigned to IRSA, who discharge duties in connection with building’s operations and the Real Estate business were transferred to IRSA CP.

Operations Center in Israel

The following table shows the number of employees as of June 30, 2017 of our operations center in Israel divided by company:

	As of June 30,
	2017	2016
IDBD	24	29
DIC (1)	18	31
Shufersal	13,790	13,792
Cellcom (2)	2,940	3,158
PBC (3)	118	115
Other(4)	821	802
(1)
Includes Elron’s employees.
(2)
Includes Netvision’s employees. Does not include temporary or external employees.
(3)
Includes Gav-Yam’s employees.
(4)
Includes IDBG and IDB Tourism.

E. Share Ownership

The following table sets forth the amount and percentage of our common shares beneficially owned by our directors, senior managers and members of the supervisory committee as of June 30, 2017.

Name	Position	Number of Shares	Percentage
Directors
Eduardo S. Elsztain (1)	Chairman	366,870,083	63.4%
Saúl Zang	Vice-Chairman I	8	0.0%
Alejandro G. Elsztain	Vice- Chairman II	550,000	0.1%
Fernando A. Elsztain	Regular Director	-	-
Carlos R. Esteves	Regular Director	-	-
Cedric D. Bridger	Regular Director	-	-
Marcos M. Fischman	Regular Director	-	-
Fernando Rubín	Regular Director	29,943	0.01%
Gary S. Gladstein	Regular Director	210,030	0.0%
Mario Blejer	Regular Director	-	-
Mauricio E. Wior	Regular Director	-	-
Gabriel A. G. Reznik	Regular Director	-	-
Ricardo Liberman	Regular Director	-	-
Daniel R. Elsztain	Regular Director	146,320	0.0%
Gaston A. Lernoud	Alternate Director	4,782	0.0%
Enrique Antonini	Alternate Director	-	-
Senior Management
Matías I. Gaivironsky	Chief Financial and Administrative Officer	43,150	0.0%
Javier E. Nahmod	Chief Real Estate Officer	-	-
Supervisory Committee
José D. Abelovich	Member	-	-
Marcelo H. Fuxman	Member	-	-
Noemí I. Cohn	Member	-	-
Sergio L. Kolaczyk	Alternate member	-	-
Roberto D. Murmis	Alternate member	-	-
Alicia G. Rigueira	Alternate member	-	-
(1)
Includes (i) 366,869,183 common shares beneficially owned by Cresud, and (ii) 900 common shares owned directly by Mr. Eduardo S. Elsztain.D

Option Ownership

No options to purchase common shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employee Participation in our share Capital

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, common shares or securities, other than those described under the following sections: (i) Item 6 – B. Compensation – Capitalization Plan and (ii) Item 6 – B. Compensation – Mid and Long Term Incentive Program.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Information about Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to own beneficially at least 5% of our common shares, ANSES and all our directors and officers as a group.

	Share Ownership as of June 30, 2017
Shareholder	Number of Shares	Percentage (3)
Cresud (1) (2) (4)	366,870,083	63.4%
Directors and officers (excluding Eduardo Elsztain)	966,032	0.2%
ANSES	25,914,834	4.5%
Total	393,750,949	68.1%

(1)
Eduardo S. Elsztain is the beneficial owner of 154,557,259 which includes (i) 154,462,970 common shares beneficially owned by IFISA, and (ii) 94,289 common shares held directly by him, representing 30.8% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 63.4% of our common shares by virtue of his investment in Cresud.
(2)
Includes (i) 366,869,183 common shares beneficially owned by Cresud, and (ii) 900 common shares owned directly by Mr. Eduardo S. Elsztain. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding common shares may be as high as 366,870,083 common shares, representing 63.4% of our outstanding common shares.
(3)
As of June 30, 2017, the number of outstanding common shares was 578,676,460.
(4)
Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares began trading in the MERVAL on December 12, 1960, under the trading symbol “CRES” and on March 1997 its GDSs began trading in the Nasdaq under the trading symbol “CRESY.”

Changes in Share Ownership

Shareholder	June 30, 2017 (%)(1)	June 30, 2016 (%)	June 30, 2015(%)	June 30, 2014 (%)	June 30, 2013 (%)
Cresud (1)	63.4	63.4	64.3	65.5	65.5
Inversiones Financieras del Sur S.A. (2)	-	-	-	0.5	0.6
Directors and officers (3)	0.2	0.2	0.2	0.3	0.5
ANSES	4.5	4.5	4.5	4.5	4.5
Total	68.1	68.1	69.0	70.8	71.1
(1)
Eduardo S. Elsztain is the beneficial owner of 154,557,259 common shares of Cresud, representing 30.8% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 63.4% of our common shares by virtue of his investment in Cresud.
(2)
Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) a majority of the voting power in IFIS Limited., which owns 100% of IFISA.
(3)
Includes only direct ownership of our directors and senior management.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

We are not aware of any arrangements that may, when in force, result in a change in control.

Securities held in the host country

As of June 30, 2017, our total issued capital stock outstanding consisted of 578,676,460 common shares. As of June 30, 2017, there were approximately 35,256,622 Global Depositary Shares (representing 352,566,220 of our common shares, or 60.9% of all or our outstanding common shares) held in the United States by approximately 76 registered holders.

B. Related Party Transactions

A related party transaction is any transaction entered into directly or indirectly by us or any of our subsidiaries that is material based on the value of the transaction to (a) us or any director, officer or member of our management or shareholders; (b) any entity in which any such person described in clause (a) is interested; or (c) any person who is connected or related to any such person described in clause (a).

Offices and shopping malls spaces leases

We rent office space for our executive offices located at the Intercontinental Plaza tower at Moreno 877 in the Autonomous City of Buenos Aires, which IRSA CP has owned since December 2014. We also rent space that IRSA CP owns at the Abasto Shopping Mall.

The offices of Eduardo Sergio Elsztain, the chairman of our board of directors and our controlling shareholder are located at 108 Bolivar, in the City of Buenos Aires. The property has been rented to a company controlled by family members of Mr. Elsztain, and to a company controlled by Fernando A. Elsztain, one of our directors, and members of his family.

●
In addition, we, Cresud, Tarshop, BACS, BHN Sociedad de Inversión S.A., BHN Seguros Generales S.A. and BHN Visa S.A. rent offices owned by IRSA CP in different buildings.

●
Furthermore, we also lease various spaces in IRCP´s shopping malls (stores, stands, storage space or advertising space) to third parties and related parties such as Tarshop and Banco Hipotecario.

Lease agreements entered into with associates have included similar provisions and amounts to those included in agreements with third parties.

Agreement for the exchange of corporate services with Cresud and IRSA CP

Considering that each of IRSA CP, Cresud and us have operations that overlap to a certain extent, our board of directors deemed it advisable to implement alternatives designed to reduce certain fixed costs of our combined activities and to mitigate their impact on our operating results while seizing and optimizing the individual efficiencies of each of them in the different areas comprising the management of operations.

To such end, on June 30, 2004, a Master Agreement for the Exchange of Corporate Services, or the “Framework Agreement,” was entered into between IRSA CP, Cresud and us, which was amended several times to bring it in line with evolving operating requirements. The goal of the amendment is to increase efficiency in the distribution of corporate resources and reduce operating costs. The agreement had an initial term of 24 months and is renewable automatically for equal periods, unless it is terminated by any of the parties upon prior notice.

The Framework Agreement currently provides for the exchange and sharing of services among the following areas: Human Resources, Finance, Institutional Relations, Administration and Control, Insurance, Security, Agreements, Technical Tasks, Infrastructure and Services, Procurement, Architecture and Design, Development and Works, Real Estate, Hotels, Board of Directors, Board of directors of Real Estate Business, General Manager Office, Board Safety, Audit Committee, Real Estate Business Management, Human Resources of Real Estate Business, Fraud Prevention, Internal Audit and Agricultural Investment Management.

Pursuant to the Framework Agreement, we, IRSA CP and Cresud hired Deloitte & Co., an external consulting firm, to review and evaluate semi-annually the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and source documentation used in the process indicated above, by means of a half-yearly report.

The operations indicated above allow both IRSA CP and Cresud to keep our strategic and commercial decisions fully independent and confidential, with cost and profit apportionment allocated on the basis of operating efficiency and equity, without pursuing individual economic benefits for any of the related companies.

Hospitality services

We and our related parties hire, on certain occasions, hotel services and lease conference rooms for events held at, our subsidiaries, Nuevas Fronteras S.A., Hoteles Argentinos S.A. and Llao Llao Resorts S.A., all on arm’s-length terms and conditions.

Financial and service operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario S.A. and its subsidiaries. Furthermore, Banco Hipotecario and BACS. usually act as underwriters in capital market transactions we undertake.

Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of young adults. It carries out corporate volunteer programs and fosters donations from our employees. The main members of Fundación IRSA’s board of directors are: Eduardo S. Elsztain (President); Saúl Zang (Vice President I); Alejandro Elsztain (Vice President II); and Mariana C. de Elsztain (Secretary). It finances its activities with donations from us, IRSA CP, Cresud and other related companies.

On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA whereby 3,800 square meters of the developed area at Abasto Shopping was granted under a gratuitous bailment agreement for a term of 30 years. Subsequently, on October 29, 1999, Fundación IRSA assigned free of cost all the rights of use over such store and its respective obligations to Fundación Museo de los Niños. On November 29, 2005, IRSA CP signed another agreement with Fundación Museo de los Niños granting under gratuitous bailment 2,670 square meters of the developed area at Alto Rosario shopping mall for a term of 30 years.

Fundación Museo de los Niños has used these spaces to set up Abasto Shopping and Museo de los Niños and Rosario, two interactive learning centers intended for children and adults. Both agreements establish the payment of common charges and direct expenses related to the services performed by these stores must be borne by Fundación Museo de los Niños.

Borrowings

In the normal course of our activities, we enter into diverse loan agreements or credit facilities between the related companies and/or other related parties. These loans accrue interest at prevailing market rates.

Line of credit granted to IRSA

On June 25, 2014, IRSA CP increased to US$60.0 million an existing credit line that extended to us that was due to expire on June 25, 2015, which was priced at the one year LIBOR rate plus 3.0%. Under this credit line, IRCP and any of their subsidiaries are lenders and we and/or our subsidiaries (but excluding IRSA CP subsidiaries) were the borrowers. In June 2015, the line of credit was renewed for an additional year and, on July 5, 2016, the credit line was increased to US$120.0 million, the interest rate was set at 9% per annum and the maturity further extended to June 24, 2017. This revolving credit facility expired on June 24, 2017. As of the date of this annual report, we had cancelled all of our obligations under this line of credit.

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

Property purchase—sale

In the ordinary course of business, we may acquire from or sell to our related parties certain real estate properties used for rental purposes or otherwise, subject to our Audit Committee’s approval. The Audit Committee must render an opinion as to whether the terms of these transactions can reasonably be expected to have been obtained by us in a comparable transaction in arm’s-length dealings with a non-related party. In addition, if the Audit Committee so requires, valuation reports by independent specialist third parties must be obtained.

Investment Properties transferred to IRSA CP

On December 22, 2014, we transferred to IRSA CP, 83,789 square meters of our premium office portfolio including the buildings Edificio República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate assets for the main corporate purpose to develop and operate commercial properties in Argentina. Based on third party appraisals, the total purchase price of the transaction was US$308.0 million, which was fully paid as of June 30, 2016.

On April 7, 2016, we sold to IRSA CP, 16,012 square meters covering 14 floors and 142 garages in a building to be developed in the area of “Catalinas,” City of Buenos Aires. The price of the transaction was established based on two components: a “determined” or fixed part equal to Ps.455.7 million corresponding to the price of the land acquired based on the number of square meters of the plot, which has been fully paid, and a “determinable” component, where we will transfer to IRSA CP the real cost per square meter of the construction. Our Audit Committee had no objections with respect to this transaction.

Investment in Dolphin

As of the date of this annual report, we have invested approximately US$544 million in Dolphin, through our subsidiaries. Dolphin Fund Ltd, is an investment fund incorporated under the laws of Bermuda, whose investment manager is Consultores Venture Capital Uruguay S.A., a company controlled indirectly by our Chairman, Eduardo S. Elsztain. Dolphin is a subsidiary of Dolphin Fund Ltd, incorporated in the Netherlands. Such investments were made in order to carry out the investment in IDBD.) For more information please see Item 4. Information on the Company – A. History and development of the Company – “Investment of IDB Development Corporation Ltd. (IDBD). We agreed with Dolphin to not pay any fee to Dolphin related to this investment.

Loan between Dolphin and IDBD

As described in note 4.H to the Audited Consolidated Financial Statements, Dolphin had granted a series of subordinated loans to IDBD (“the debt”). This debt has the following characteristics: i) it is subordinated, even in the case of insolvency, to all current or future debts of IDBD; (ii) will be reimbursed after payment of all the debts to their creditors; (iii) accrues interest at a rate of 0.5%, which will be added to the amount of the debt and will be payable only on the date the subordinated debt is amortized; (iv) Dolphin will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (v) as from January 1, 2016, Dolphin has the right, at its own discretion, to convert the debt balance into IDBD shares, at that time, whether wholly or partially, including the interest accrued over the debt until that date; (vi) should Dolphin opt to exercise the conversion, the debt balance will be converted so that Dolphin will receive IDBD shares according to a share price that will be 10% less than the average price of the last 30 days prior to the date the conversion option is exercised. In the event there is no market price per share, this will be determined in accordance with an average of three valuations made by external or independent experts, who shall be determined it by mutual consent and, in the event of a lack of consent, they will be set by the President of the Institute of Certified Public Accountants in Israel.

Acquisition of DIC shares from IDBD

On September 23, 2016, we acquired from IDBD 8,888,888 shares of DIC for of NIS 99 million (approximately US$26.7 million), equivalent to the 8.8% of its shares outstanding.

Transactions with IFISA

On February 10, 2015, Dolphin, sold 71,388,470 IDBD shares to IFISA, for an amount of US$25.6 million, US$4.0 million of which were paid upon execution and the remaining balance of US$21.6 million were financed for a term of up to 360 days and priced at Libor 1M (one month) + 3%. On May 9, 2016, effective as of February 10, 2016, the parties agreed to extend the expiration date for 30 days as from execution of the addenda, to be automatically renewable every 30 days for a maximum term of 180 days, and increasing the rate to 9% since February10, 2016. On November 22, 2016, effective as of November 5, 2017, the parties agreed to extend the expiration date for an additional period of 30 days to be automatically renewable every 30 days for a maximum term of 180 days. Finally, on April 10, 2017, effective as of April 6, 2017, the parties agreed to fix the expiration date in February 5, 2018. Additionally, the parties undertook to capitalize the interest until April 6, 2017, therefore the new amount as remaining balance shall be US$24.6 million amount which shall accrued interest at a rate of 9% annual basis.

On May 31, 2015, IRSA, through Dolphin, sold to IFISA 46 million of warrants Series 4 for a total amount of NIS 0.46 million (equivalent to US$ 0.12 million at the time of the transaction), provided IFISA agreed to exercise them fully when Dolphin were so required by IDBD.

On July 28, 2015, Dolphin granted a loan to IFISA for an amount of US$ 7.1 million, due in July 2016, which accrues interest at Libor 1M (one month) + 3%. On May 9, the parties agreed to extend the expiration date to June 8, 2016, to be automatically renewable every 30 days for a maximum term of 180 days, and increased the rate to 9%. On November 22, 2016, effective as of November 5, 2017, the parties agreed to extend the expiration date until December 5, 2016 to be automatically renewable every 30 days for a maximum term of 180 days. Additionally, IFISA create a first degree pledge over 12,915,000 IDBD’s shares in order to guarantee the payment of the debt. Finally, on April 10, 2017, effective as of April 6, 2017, the parties agreed to fix the expiration date in February 5, 2018. Additionally, the parties undertook to capitalize the interest until April 6, 2017, therefore the new amount as remaining balance shall be US$7.9 million amount which shall accrued interest at a rate of 9% annual basis.

On October 9, 2015, IRSA, through its subsidiary Real Estate Investment Group V LP, granted a loan in the amount of US$ 40 million to IFISA. The term of the loan is one year calculated from the disbursement and will bear interest at a rate of 3% + Libor 1M, to be determined monthly. On October 9, 2016, the parties agreed to extend the expiration date to be automatically renewable every 30 days for a maximum term of 180 days and increase the rate to 9%. On April 10, 2017, effective as of April 6, 2017, the parties agreed to extend the expiration date until February 5, 2018. Additionally, the parties undertook to capitalize the interest until April 6, 2016, therefore the new amount shall be US$43.1 million which shall accrue interest at a rate of 9% annual basis.

In February 2016, DN B.V., a subsidiary of Dolphin, entered into an option contract with IFISA whereby Dolphin is granted the right, but not the obligation to acquire 92,665,925 shares of IDBD held by IFISA at a share price of NIS 1.64 plus an annual interest of 8.5%. The exercise date for the option extends for two years.

All transactions are carried out at arm’s length.

Transfer of tax credits

Sociedad Anónima Carnes Pampeanas S.A. (a company controlled by Cresud) and Cresud, assigned credits to IRSA CP and other related parties corresponding to value added tax export refunds related to such companies’ business activity.

For further information regarding related party transactions see Note 29 to our Audited Financial Statements.

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

Puerto Retiro

On November 18, 1997, in connection with our acquisition of our subsidiary Inversora Bol’var, we indirectly acquired 35.2% of the capital stock of Puerto Retiro. Inversora Bol’var had purchased such common shares of Puerto Retiro from Redona Investments Ltd. N.V. in 1996. In 1999, we, through Inversora Bol’var, increased our interest in Puerto Retiro to 50.0% of its capital stock. On April 18, 2000, Puerto Retiro was served notice of a filing made by the Argentine government, through the Ministry of Defense, seeking to extend the bankruptcy of Indarsa to the Company. Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property it had purchased in 1993 from Tandanor. Puerto Retiro appealed the restraining order which was confirmed by the Court on December 14, 2000.

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

Tandanor has filed a civil action against Puerto Retiro and the people charged in the referred criminal case looking forward to be reimbursed from all the losses which have arose upon the fraud committed. On March 7, 2015 Puerto Retiro responded filing certain preliminary objections, such as prescription or limitation, lack of information to respond the lawsuit, lack of legitimacy (active and passive). On July 12, 2016 Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal No. 5 related to the preliminary objections above mentioned. Two of them were rejected –lack of information and lack of legitimacy (passive). We filed an appeal with regard to the rejection of these two objections. But, on the other hand, the other two objections will be studied at the moment of deliver the sentence, which is an important step in order to obtain a favorable decision. The appeal was rejected. As of the date of this document, the file is on evidence stage.

Legal issues with the City Hall of Neuquén

In June 2001, Shopping Neuquén requested that the City of Neuquén allow it to transfer certain parcels of land to third parties so that each participant in the commercial development to be constructed would be able to build on its own land. Neuquén’s Executive Branch previously rejected this request under Executive Branch Decree No. 1437/2002 which also established the expiration of the rights arising from Ordinance 5178 due to not building the shopping center in time, including the loss of the land and of any improvement and expenses incurred. As a result, Shopping Neuquén had no right to claim indemnity charges and annulled its buy-sell land contracts.

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

Arcos del gourmet

IRSA CP has been named as a party in a case titled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo.” The plaintiff filed a petition for injunctive relief against the local government claiming that the Arcos del Gourmet project lacked the necessary environmental approvals and did not meet zoning requirements. On August 29, 2014, the lower court rendered a decision dismissing the case. This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and currently is operating normally. Notwithstanding, the plaintiff appeared before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Court ordered the Appeals court to review the case.

On May 18, 2015, we were notified that the AABE, revoked the concession agreement granted to IRSA CP’s subsidiary Arcos del Gourmet S.A., through Resolution No. 170/2014. On June 2, 2015, IRSA CP filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law were not complied with by the AABE. Furthermore, IRSA CP filed an administrative appeal requesting the dismissal of the revocation of the concession agreement and a lawsuit seeking to declare Resolution No. 170/2014 void. IRSA CP also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this annual report, the “Distrito Arcos” shopping mall continues to operate normally.

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings against IRSA CP for an aggregate amount of Ps.3.7 million, plus an added amount, provisionally estimated, of Ps.0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In the first instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where IRSA CP is planning to develop a shopping center. As of June 30, 2011, under court proceedings, the building was subject to a legal attachment for Ps.36.8 million. On December 12, 2012, the legal attachment was lifted and accredited in the file concerned in February 2013.

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

On December 3, 2009, IRSA CP filed a request for the Argentine Antitrust Authority’s opinion regarding IRSA CP’s acquisition of common shares of Arcos del Gourmet S.A. The Argentine Antitrust Authority advised the parties that the transaction had to be notified. On December, 2010 the transaction was filed with the Argentine Antitrust Authority. As of the date of this annual report, the decision of the Argentine Antitrust Authority is still pending.

On April 11, 2011, Quality Invest requested the Argentine Antitrust Authority opinion regarding Quality Invest’s acquisition Property of a warehouse owned by Nobleza Piccardo located in San Martín, Province of Buenos Aires. The Argentine Antitrust Authority stated that there was an obligation to notify the situation, but Quality Invest filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the Argentine Antitrust Authorities’ decision regarding the obligation to notify and, therefore, on February 23, 2012, the transaction was filed. As of the date of this annual report, the Argentine Antitrust Authority is analyzing this decision.

On August 23, 2011, IRSA CP notified the Argentine Antitrust Authority the direct and indirect acquisition of common shares of NPSF, the transaction involved the direct acquisition of 33.33% of NPSF and 16.66% through our controlled vehicle Torodur S.A. As of the date of this annual report the transaction is being analyzed by the Argentine Antitrust Authority.

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

On December 7, 2012, we notified the Argentine Antitrust Authority of the acquisition of 50% of the common shares of EHSA, which owns 50% of the common shares of La Rural, which operates a convention mall (Predio Ferial de Palermo);on July 25, 2017 the transaction was approved by the Argentine Antitrust Authority. See “Item 3. Key Information—Risk Factors—Risk Relating to Our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

Through the issuance of Resolution No. 16,521 dated February 17, 2011 the CNV commenced a summary proceeding against the members of IRSA’s board of directors and its supervisory committee members (all of them at that time, including among others Eduardo S. Elsztain), alleging certain formal errors in the Inventory and Balance Sheet Book, specifically the failure by the Company to comply with certain formalities in the presentation of a table included in the Memoria (annual report); arising from an investigation carried out by the CNV in October 2010. Applicable law requires that the corrections of any errors in the annual reportinclude a legend identifying each error and the way in which it was corrected, including insertion of the holographic signature from the chairman of the board. In this case, we first corrected the mistake and after the request from the CNV included the legend and the holographic signature of the chairman, required by the relevant formalities.

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

Class actions in the United States

On May 9, 2016, a putative shareholder class action was filed in the United States District Court for the Eastern District of Pennsylvania against IRSA, Cresud Cresud, Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain, Saúl Zang and Matías Iván Gaivironsky (collectively, the “Defendants”). The complaint, as amended on February 13, 2017, asserts violations of the federal securities laws on behalf of persons that purchased or otherwise acquired IRSA Global Depositary Receipts between February 11, 2015 and December 30, 2015, and alleges that defendants made materially false and misleading statements and omissions relating to IRSA’s investment in IDBD. More specifically, the complaint alleges that IRSA’s disclosures during that time period misrepresented and failed to disclose that (1) IDBD’s US$6.7 billion net debt should have been consolidated in IRSA’s financial statements and (2) as so consolidated, IRSA’s debt would violate the covenants specified in IRSA’s Global Notes Indenture. A similar class action complaint was filed against Cresud, Eduardo Sergio Elsztain, Alejandro Gustavo Elsztain, Saúl Zang, and Matías Iván Gaivironsky on April 29, 2016.

Both class actions were transferred to the United States District Court for the Southern District of New York on July 14, 2016, and were referred to Judge Vernon S. Broderick on July 19, 2016.

On December 8, 2016, the Court entered orders appointing Stefan Sachsenberg as lead plaintiff for the putative class in the IRSA class action and John Tomka as lead plaintiff for the putative class in the Cresud class action.  The Court appointed the Rosen Law Firm as lead counsel for the putative classes in both actions.

On February 13, 2017, plaintiffs in both actions filed amended complaints.  On April 12, 2017, the Court entered an order adopting a stipulation entered by the parties to stay the class action against Cresud until the Court rules on Defendants’ motion to dismiss the amended complaint filed in the IRSA class action.  On April 14, 2017, IRSA and Cresud, as the only Defendants served with a summons and complaint, filed a motion to dismiss the amended complaint in the IRSA class action.  Briefing on the motion to dismiss was completed July 7, 2017, and the Court has not yet ruled on the motion to dismiss or scheduled oral argument.

Defendants believe that there is no merit to the claims alleged and intend to vigorously defend these actions. Nevertheless, no assurance can be given that we will be successful in defending these claims.

Operations Center in Israel

Litigation against IDBD

In recent years there has been an increasing trend of filing derivative and class action claims in the area of corporate and securities laws in Israel. While taking into account such issues and the financial position of IDBD and its holding structure, claims in considerable amounts may be filed against IDBD, including in connection with its financial position and cash flows, with offerings that it makes, and transactions that were carried out or not completed, including with regards to the contentions and claims of the controlling shareholders that took place in IDBD.

Arbitration proceedings relating to the obtainment of control in IDBD.

On May 7, 2014, Dolphin acquired jointly with ETH (a non-related company established under the laws of the State of Israel, which was presented to Dolphin as a company controlled by Mordechay Ben Moshé), an aggregate number of 106.6 million common shares in IDBD, representing 53.30% of its stock capital, under the scope of the debt restructuring Arrangement of IDBH, IDBD’s parent company, with its creditors.

Under the terms of the Shareholders’ Agreement, Dolphin and ETH acquired each the remaining 50% of the 106.6 million common shares. The initial total investment amount was NIS 950 million, equivalent to approximately US$272 million at the exchange rate prevailing on that date.

On May 28, 2015, ETH offered Dolphin to acquire Dolphin’s shares pursuant to the BMBY mechanism provided in the Shareholders’ Agreement, which establishes that each party of the Shareholders’ Agreement may offer to the counterparty to acquire (or sell, as the case may be), the shares it holds in IDBD at a fixed price. In addition, ETH further added that the purchaser thereunder required to assume all obligations of seller.

On June 10 and 11, 2015, Dolphin gave notice to ETH of its intention to buy all the shares of IDBD held by ETH.

After certain aspects of the offer were resolved through an arbitration process brought by Dolphin and ETH, on September 24, 2015, the competent arbitrator resolved that: (i) Dolphin and IFISA (related company to the Company) were entitled to act as buyers in the BMBY process, and ETH had to sell all of the IDBD shares held by it (92,665,926 shares) at a price of NIS 1.64 per share; (ii) The buyer had to fulfill all of the commitments included in the Arrangement, including the commitment to carry out Tender Offers; (iii) The buyer had to pledge in favor of the Arrangement Trustees the shares that were previously pledged in favor of the Arrangement Trustees by the seller.

On October 11, 2015, the BMBY process concluded, and IFISA acquired all IDBD’s shares of stock held by ETH. Consequently, the Shareholders’ Agreement was terminated and members of IDBD’s Board of Directors representing ETH submitted their irrevocable resignation to the Board, therefore Dolphin was hence empowered to appoint the new members to the Board. Additionally, on the same date, Dolphin pledged additional shares as collateral to secure compliance with the stock purchase agreement, thereby increasing the number of pledged shares to 64,067,710.

In addition to the competent arbitrator’s decision issued on September 24, 2015, ETH and Dolphin still have counterclaims of different kinds which are subject to such arbitration proceeding. As of the filing date of this Annual Report, the proceeding is still being heard.

Litigation against Clal Insurance and its subsidiaries

This exposure is especially high in the areas of long-term savings and long-term health insurance in which Clal Insurance operates, in view of the fact that in these areas the policies were issued decades ago, while at present, after significant changes in the regulatory environment and against the background of developments in legal precedent and the Israeli authority’s position, the same policies may be interpreted differently, retrospectively, and may be subjected to different interpretation standards than those that were customary at the time that the policies were made. Moreover, in these areas the policies are valid for dozens of years and, therefore, there is a risk that in those cases in which a customer’s claim is accepted and a new interpretation is given to the policy, the future profitability of Clal Insurance in respect of the existing policy portfolio will also be affected. This is in addition to the possible compensation that could be given to the customers due to past activity.

Alongside these aspects, during 2015 amendments were made to reflect a significant reform in the field of approving an insurance program which allows the Israeli authority, under certain conditions, to order the insurer to stop introducing an insurance policy or to order an insurer to make a change to an insurance policy, even with regard to policies that have already been marketed by the insurer. It is not possible to foresee to what extent insurers are exposed to claims in connection with the provisions of the policy, the manner of implementing the Israeli authority’s powers pursuant to the insurance policy reform and its implications, which may be raised, by means of the procedural mechanism provided in the Israeli Class Actions Law.

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

Sale of shares of Clal

On August 21, 2013, on the background of concerns about the ability of the previous controlling shareholders of IDBD (Dankner group) to meet the requirements to have control over an insurance company, the Commissioner required that IDBD transfer 51% of the shares in Clal to Mr. Moshe Terry (“the Trustee”) and to grant the Trustee an irrevocable power of attorney with regard to the voting of such shares in Clal.

On November 27, 2013, and as part of the debt arrangement In IDBH, the Commissioner set forth an outline to enable the change of control in IDBD (as part of the debt arrangement), whereby the Commissioner would not view such change of control as being a breach of the Supervision of Financial Services (Insurance) Law, 1981 (the “Insurance Law”), subject to certain conditions, including terms whereby if until December 31, 2014 a control permit for Clal Insurance will not be obtained for the new controlling shareholders in IDBD, or, that an agreement for the sale of the controlling stake in Clal Insurance will not have been signed, then the Trustee will be authorized to sell the Clal Insurance shares that the Trustee holds. Both groups that had submitted proposals in the debt arrangement process (including the Dolphin group) approved such outline.

On December 30, 2014, the Commissioner sent an additional letter setting a term by which IDBD’s control over and equity interests in Clal were to be sold and giving directions as to the Trustee’s continuity in office, among other aspects. For more information, please see “Legal Framework – Operations Center in Israel – Reduced Centralization Act.”

On May 26, 2016 IDBD’s board decided to commence a competitive process for the sale of a control stake in Clal. Following such decision, on July 1, 2016 IDBD entered into an agreement with JP Morgan to serve as an investment bank on behalf of IDBD for the sale of a control stake in Clal.

In addition, in June 2015, an application for a Israeli court to approve the commencement of a class action against IDBD, IDBD’s directors (some of which are also our directors), Dolphin and C.A.A Extra Holdings Ltd. was filed by individuals who argue that IDBD’s controlling shareholders and board of directors acted in concert to frustrate the sale of shares of Clal to JT Capital Fund. The applicants argue that this caused them material damages as under the terms of the debt restructuring of IDBD’s holding company, IDBH. with its creditors, they would have been entitled to receive a larger payment had the above mentioned sale been consummated. Furthermore, they allege that the 2014 and 2015 rights offerings of IDBD discriminated against the minority shareholders. On March 21, 2016, the respondents filed a motion to dismiss this class action application. On June 2, 2016, the Court partially accepted this motion, and ordered the applicants to file an amended class action application that would include only the arguments and remedies with respect to the said Clal transaction. On August 2, 2016, the respondents filed a motion to appeal (regarding the decision not to dismiss the arguments concerning the Clal transaction) and, on August 14, 2016, the applicants filed an appeal (regarding the decision to dismiss the arguments concerning the rights offering) both before the Israeli Supreme Court. As of the date of this annual report, the Supreme Court has decided that the motion to appeal and the appeal will be heard jointly, and has ordered a stay of the proceedings.

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

Litigation against Adama and its subsidiaries

In the normal course of business, Adama is involved in various legal claims involving environmental claims for smell and noise hazards relating to its site. claims by employees, subcontractors, suppliers, authorities and others which concern, claims for breaches of provisions of the law regarding termination of employment and obligatory payments to employees, claims for breach of contract and patent infringement, and compulsory payments to authorities.

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

Year declared	Cash dividends	Cash dividends(1)	Stock dividends(1)	Total per common share
	(in millions of Ps.)	(Ps.)	(Ps.)	(Ps.)
1997	15.0	0.110	—	0.110
1998	13.0	0.060	0.05	0.110
1999	18.0	0.076	0.04	0.116
2000	—	—	0.20	0.204
2001-2008	—	—	—	—
2009	31.7	0.055	—	0.055
2010	120.0	0.207	—	0.207
2011	311.6	0.539	—	0.539
2012	99.0	0.171	—	0.171
2013	180.0	0.311	—	0.311
2014	306.6	0.532	—	0.532
2015	56.6	0.9869	—	0.9869
2016	—	—	—	—
2017	—	—	—	—
(1) Corresponds to payments per common share.

The table below presents the dividend payment ratio to the total amount of dividends paid for by our subsidiary IRSA CP, from which we collect dividends in our capacity as shareholders, each fully paid, for the years indicated in the table below.

Year declared	Cash dividends(1)	Stock dividends(1)	Total per share
	(Ps.)	(Ps.)	(Ps.)(1)
2014	407,522,074	-	3.2339
2015	437,193,000	-	3.4694
2016	283,580,353	-	2.2504
2017(2)	770,000,000	-	6.1104
(1)
On November 30, 2016, we changed the par value of our common shares from Ps.0.10 to Ps.1.00 per share. The aforementioned change was taken into account in the presentation of the date in the table.
(2)
An interim dividend was paid on April 25, 2017.

B. Significant Changes.

Shareholders’ Meeting

Our 2017 annual meeting of shareholders has been called for October 31, 2017, in order to consider, among others:

●
Treatment and allocation of net income for the fiscal year ended June 30, 2017;
●
Payment of a cash dividend for up to Ps.1,400 million.
●
Consideration of appointment of regular and alternate directors due to expiration of term;
●
Creation of a new Global Note Program for the issuance of simple, non-convertible notes, secured or not, or guaranteed by third parties, for a maximum outstanding amount of up to US$350,000,000 (three hundred and fifty million US dollars) (or its equivalent in any other currency) pursuant to the provisions set forth in the Negotiable Obligations Law No. 23,576, as amended and supplemented (the “program”) due to the expiration of the program currently in force.

●
Consideration of (i) delegation to the board of directors of the broadest powers to determine all the program’s terms and conditions not expressly approved by the shareholders’ meeting as well as the time, amount, term, placement method and further terms and conditions of the various series and/or tranches of notes issued thereunder; (ii) authorization for the board of directors to (a) approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the creation of the program and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and secure authorization by the Argentine Securities Commission to carry out the public offering of such notes; (c) as applicable, apply for and secure before any authorized securities market of Argentina and/or abroad the authorization for listing and trading such notes; and (d) carry out any proceedings, actions, filings and/or applications related to the creation of the program and/or the issuance of the various series and/or tranches of notes under the program; and (iii) authorization for the board of directors to sub-delegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members.
●
Treatment of amounts paid as personal asset tax levied on the shareholders.

ITEM 9. The Offer and Listing

A. Offer and Listing Details

The following summary provides information concerning our share capital.

Stock Exchanges in which our securities are listed

Our common shares are listed in the ByMA and our GDSs in the NYSE.

The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to this Form 20-F, and the provisions of applicable Argentine Law.

 Price history of our stock in the ByMA and NYSE

 Our common shares are traded in Argentina on the ByMA, under the trading symbol “IRSA.” Since 1994, our GDSs, each presenting 10 common shares, have been listed in the NYSE under the trading symbol “IRS.” The Bank of New York Mellon is the depositary with respect to the GDSs.

 The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2012 through October 25, 2017. The table also shows the high and low daily closing prices of our GDSs in U.S. Dollars and the quarterly trading volume of our GDSs on the NYSE. Each GDS represents ten common shares.

	ByMA			NYSE
	Share	Ps. per Share		GDS	US$ per GDS
	Volume	High	Low	Volume	High	Low
Fiscal Year 2013
1st Quarter	1,604,625	4.90	4.25	2,809,916	7.35	6.55
2nd Quarter	1,311,872	5.65	4.40	2,584,636	8.10	6.88
3rd Quarter	5,462,061	8.00	4.95	3,557,654	9.48	7.26
4th Quarter	2,942,227	8.50	5.80	5,672,720	9.53	7.00
Annual	11,320,785	8.50	4.25	14,624,926	9.53	6.55
Fiscal Year 2014
1st Quarter	2,330,230	8.15	5.60	3,003,517	8.92	7.28
2nd Quarter	2,151,557	11.50	8.10	3,821,126	12.22	9.06
3rd Quarter	1,059,532	12.00	10.45	1,469,214	12.06	9.41
4th Quarter	1,040,356	18.45	10.70	4,515,032	17.73	10.71
Annual	6,581,675	18.45	5.60	12,808,889	17.73	7.28
Fiscal Year 2015
1st Quarter	4,641,423	21.00	14.00	3,942,683	17.39	13.76
2nd Quarter	597,858	21.00	16.90	4,186,746	17.72	12.90
3rd Quarter	1,816,246	25.00	17.50	4,887,484	21.10	15.26
4th Quarter	1,273,656	24.00	20,50	3,739,942	19.88	17.61
Annual	8,329,183	25.00	14.00	16,756,855	21.10	12.90
Fiscal Year 2016
1st Quarter	2,217,315	24.50	18.50	3,058,409	18.54	13.92
2nd Quarter	1,944,661	25.50	16.70	8,991,424	18.15	12.01
3rd Quarter	3,195,317	21.90	11.60	6,577,472	14.96	8.60
4th Quarter	2,075,033	25.10	19.10	4,803,840	16.81	14.03
Annual	9,432,326	25.50	11.60	23,431,145	18.54	8.60
Fiscal Year 2017
1st Quarter	4,880,744	29.80	24.00	4,387,317	19.49	16.58
2nd Quarter	5,132,615	31.00	25.85	4,931,113	20.14	17.06
3rd Quarter	3,791,351	38.90	29.35	3,124,159	24.87	19.00
4th Quarter	2,915,572	40.80	37.00	2,538,946	26.15	23.35
Annual	16,720,282	40.80	24.00	14,981,535	26.15	16.58
Fiscal Year 2018
July, 2017	844,783	41.95	38.05	1,043,473	24.74	22.17
August, 2017	840,595	44.00	38.50	1,068,225	25.50	22.00
September, 2017	2,387,666	43.70	41.90	836,098	25.05	23.95
As of October 25, 2017	2,677,224	50.55	42.50	1,767,609	28.95	24.25

Source: Bloomberg

B. Plan of Distribution

This section is not applicable.

C. Markets

Argentine Securities Markets

In December 2012, the Argentine government enacted the new Capital Markets Law, which sets out the rules governing capital markets, its participants, and the rules by which securities traded therein are subject to regulation and monitoring by the CNV. On September 5, 2013, the CNV enacted the CNV Rules that regulate the enforcement of the Capital Markets Law for issuers of securities, with regard to initial public offerings and reporting obligations.

Substantially all provisions of Decree No. 677/2011, were incorporated into the Capital Markets Law and the CNV Rules. The Capital Markets Law sets forth the following key goals and principles:

●
Promoting the participation of small investors, employee unions, industry groups and trade associations, professional associations and all public savings entities in the capital markets, promoting mechanisms designed to promote domestic savings and channel such funds toward the development of production;

●
Strengthening mechanisms to prevent abuses and protect small investors;

●
Promoting access to the capital market by small and medium-sized companies;

●
Using state-of-the-art technology to foster creation of an integrated capital market through mechanisms designed to achieve interconnection of computer systems among trading markets; and

●
Encouraging simpler trading procedures available to users to increase liquidity and competitiveness to develop favorable conditions for transaction execution.

The CNV is a self-administered agency of the Argentine Government with jurisdiction covering the territory of Argentina, governed by the provisions of the Capital Markets Law, and the CNV Rules among other related statutory regulations. The relationship of the CNV and the Argentine Executive branch is maintained through the Ministerio de Finanzas (Ministry of Finance), which hears any appeals filed against decisions made by the CNV, notwithstanding any other legal actions and remedies contemplated in the Capital Markets Law.

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

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to its assets, operating history and management. Only securities offerings approved by the CNV may be listed on a stock exchange. However, CNV approval does not imply certification as to the quality of the securities or the solvency of the issuer issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements prepared in accordance with IFRS, as issued by the IASB (excluding financial institutions under the supervision of the Central Bank, insurance companies under the supervision of the Insurance Superintendence and medium and small enterprises) and various other periodic reports with the CNV and the stock exchange on which their securities are listed. In addition, issuers must report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

In Argentina, debt and equity securities traded on an exchange must, unless otherwise instructed by their shareholders, be deposited with a Central Securities Depository based in Argentina. Currently the only depositary authorized to act in accordance with the Capital Markets Law and CNV Rules is Caja de Valores S.A., a corporation owned by ByMA which provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions.

Before the enactment of the Capital Markets Law and the CNV Rules there were 12 stock exchanges in Argentina, which were located in the City of Buenos Aires, Bah’a Blanca, Chaco, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Salta, Santa Fe, and Tucumán. Six of these exchanges (City of Buenos Aires, Rosario, Córdoba, La Rioja, Mendoza, and Santa Fe) had affiliated stock markets in accordance with the requirements of Law No. 17,811 which was derogated by the Capital Markets Law.

Pursuant to the Capital Markets Law, the CNV has authorized six stock markets since September 2014, namely: Mercado Abierto Electrónico S.A., or “MAE,” Mercado a Término de Buenos Aires S.A., Mercado a Término de Rosario S.A., Mercado de Valores de Córdoba S.A., Mercado Argentino de Valores S.A. and the Merval.

In December 2016, the CNV authorized a new stock exchange, the ByMA. As the product of a federal alliance of stock exchanges to foster the growth of the Argentine capital markets, ByMA established itself as the single access point to the Argentine market, lowering legal costs, and improving connectivity and access to market information. This new stock exchange is a spin-off of Merval and its shareholders are the Buenos Aires Stock Exchange and Merval’s shareholders ByMA’s shares will be publicly traded in Argentina.

Historically, the Merval was the principal stock market in Argentina. Securities including stocks, corporate bonds, convertible bonds, close-ended investment funds, financial trust, indexes, derivatives and public bonds, could all be listed on the Merval. The Merval was authorized to admit, suspend and delist securities based on its governing rules approved by the CNV.

Another relevant stock exchange is the MAE, an electronic platform that processes over-the-counter transactions, involving government securities and corporate bonds traded through spot and forward contracts. MAE broker-dealers include national banks, provincial banks, municipal banks, private national banks, foreign banks, cooperative banks, financial institutions, foreign exchange entities and pure brokers/dealers (exclusively engaged in brokerage activities). Both Argentine and foreign capital banks and financial institutions may be eligible broker-dealers on the MAE. In order to be eligible for trading, securities must be registered with the pertinent supervising authorities and may be traded on the MAE, on other exchanges or on both of them concurrently.

Argentina’s equity markets have historically been composed of individual investors, though in recent years there has been an increase in the level of investment by banks and insurance companies in these markets. However, Argentine mutual funds (fondos comunes de inversión) continue to have very low participation.

Information regarding the ByMA(1)

	As of June 30,
	2017	2016
Market capitalization (in billions of Ps.)	5,557	3,625
Average daily trading volume (2) (in millions of Ps.)	452	310
Number of listed companies	101	100

(1)
Reflects Merval historical data.

(2)
During the month of June.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2017, approximately 101 companies had equity securities listed on, or being transitioned to, the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The Merval index experienced a 15.9% increase in 2012, an 88.9% increase in 2013, a 59.1% increase in 2014, a 36.1% increase in 2015, a 44.9% increase in 2016, and a 29.3% increase for the six months of 2017. In order to avoid major fluctuations in securities prices, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

The NYSE

Our Global Depositary Shares are listed on the NYSE under the trading symbol “IRS.”

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

Pursuant to article 4 of our by-laws our purpose is to perform the following activities:

●
Invest, develop and operate real estate developments;
●
Invest, develop and operate personal property, including securities;
●
Construct and operate works, services and public property;
●
Agency activities;
●
Manage real or personal property, whether owned by us or by third parties;
●
Build, recycle, or repair real property whether owned by us or by third parties;
●
Advise third parties with respect to the aforementioned activities;
●
Finance projects, undertakings, works and/or real estate transactions of third parties;
●
Finance, create, develop and operate projects related to Internet.

Board of Directors

Voting on proposals in which directors have material interest

●
shall not be allowed to make use of any corporate assets or confidential information for his/her own private purposes;
●
shall not be allowed to profit or permit a third party to profit, whether by an action or an omission to act, from any business opportunities available to the company;
●
shall be required to exercise any powers conferred to them solely for the purposes for which they were conferred under the law or the corporate bylaws or by a shareholders’ meeting or the board of directors;
●
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

v.
Companies in which any of the persons referred to in paragraphs i) to iv) above hold a significant direct or indirect interest. Provided none of the circumstances described above is present, a subsidiary of the issuer shall not be deemed a “related party.”

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

Meetings of the Board of Directors

Through the shareholders’ meeting held on October 31, 2012, the by-laws were amended to incorporate the possibility of holding meetings at a distance. To these effects, the Board of Directors shall adopt its resolutions by a majority vote of those present whose count shall include the directors present through the simultaneous means of simultaneous transmission of sound or image and sound or to be created in the future and according to the current legislation. In case of a tie, the President, or whoever replaces him, has the right to double vote.

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

●
allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of the capital stock;
●
the sum established by the shareholders’ meeting as remuneration of the of Directors and the supervisory committee;
●
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

Our by laws consider staggered elections by which the members of the Board of Directors are elected by thirds each year with a term of office of three years each member.

Rights to share in IRSA’s profits

The holders of our common shares have the right to participate in our net and realized profits on a pro rata basis of their respective interests.

Pursuant to the Corporations Law and Section 29 of our bylaws, liquidated and realized profits of each fiscal year shall be distributed as follows:

●
allocate 5% of such net profits to legal reserve, until the amount of such reserve equals 20% of our capital stock;

●
the sum established by the shareholders’ meeting as remuneration of the board of Directors and the supervisory committee; and

●
dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders determine at the shareholders’ meeting.

Rights to share in any surplus in the event of liquidation

In the event of liquidation, dissolution or winding-up of our company, our assets are:

●
to be applied to satisfy our liabilities; and
●
to be proportionally distributed among holders of preferred stock in accordance with the terms of the preferred stock, if any. If any surplus remains, our shareholders are entitled to receive and share proportionally in all net assets available for distribution to our shareholders, subject to the order of preference established by our by-laws.

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

●
acquisitions by persons holding or controlling common shares or convertible securities in accordance to Decree No. 677/2001, supersede by Law No. 26,831, notwithstanding the provisions of the Comisión Nacional de Valores ; and
●
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

In general, the following matters can be considered only at a special shareholders’ meeting (asamblea extraordinaria):

●
matters that may not be approved at an ordinary shareholders’ meeting;
●
the amendment of our by-laws;
●
reductions in our share capital;
●
redemption, reimbursement and amortization of our shares;
●
mergers, and other corporate changes, including dissolution and winding-up;
●
limitations or suspensions to preemptive rights to the subscription of the new shares; and
●
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

However, pursuant to the Argentine Corporations Law, all shareholders’ meetings, whether convened on a first or second quorum call, require the affirmative vote of the majority of shares with right to vote in order to approve the following decisions:

●
advanced winding-up of the company;
●
transfer of the domicile of the company outside of Argentina;
●
fundamental change in the purpose of the company; total or partial mandatory repayment by the shareholders of the paid-in capital; and
●
a merger or a spin-off, when our company will not be the surviving company.

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

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations on ownership of securities or exercise of voting rights, by non-resident or foreign shareholders. However, foreign shareholders must fulfill certain requirements with the IGJ in order to assure that they will be able to properly exercise their voting rights. General Resolution No. 7 passed in July 2015 by the IGJ with effects as of November 2015, and other related regulations set forth certain requirements for foreign entities registered with the IGJ. It provides, among other requirements, disclosure of information related to their proprietary interests in assets located outside Argentinato be at least equivalent in value to those located inside Argentina. The entities must comply with these requirements in order to (1) perform activities on a regular basis through their Argentine branches (Section 118 Argentine Corporate Law), or (2) exercise their ownership rights in Argentine Companies (Section 123 Argentine Corporate Law). In cases where the IGJ has concluded that the entities (a) do not have assets outside Argentina; or (b) have non-current assets that are not materially significant compared to those non-current assets which are owned by them and located in Argentina; or (c) the entity’s address in Argentina becomes the place where this entity makes a majority of its decisions, corporate or otherwise, the entities may be required to amend and register their by-laws to comply with Argentine law, thereby becoming an Argentine entity subject to Argentine law according to Section 124 of Argentine Corporation Law. In addition, Argentine companies with shareholders consisting of such entitiesthat fail to comply with these requirements may be subject to the following sanctions: the IGJ may not register corporate decisions adopted by the Argentine Company when its off-shore shareholder votes as a shareholder. Any decisions made pursuant to such vote related to the approval of its annual balance sheet may be declared null and void for administrative purposes.

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

On November 14, 2014, the shareholder’s meeting decided to amend the following sections of the by-laws: (i) Section First in order to comply with the Capital Markets Law No. 26,831, and (ii) Section Twenty-Four in order to incorporate the regulation of the shareholders’ meeting held with shareholders present or communicated through teleconference technologies. The Section First was approved in the shareholder’s meeting in October 31, 2014 and the Section Twenty-Four was approved in the shareholder’s meeting in October 31, 2016. Such amendment is attached hereto of Exhibit 1.4 to this annual report.

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

Under Communication “A” 6037, dated August 8th, 2016, and Communication “A” 6150, of the Argentine Central Bank, no further authorization is required for residents and non-residents to have access to local exchange market and there is no amount or matter that limits the access thereto.

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

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication “A” 6150 of the Argentine Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication “A” 6244 of the Argentine Central Bank, there are no restrictions on entry and exit in the MULC.

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

Financial Indebtedness

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication “A” 6150 of the Argentine Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication “A” 6244 of the Argentine Central Bank, there are no restrictions on entry and exit in the MULC.

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

Under Communication “A” 5850, 5899, 6037, 6058, 6137 and 6244 and its amended of the Central Bank, residents shall have access to the local exchange market without prior authorization of the Central Bank in order to purchase foreign currency for the formation of off-shore assets.

Outflow of funds for payment to non-residents

According to Communication “A” 5264, amended by Communication “A” 5377 (issued on December 14, 2012) and Communication “A” 6037, 6058, 6137 and 6244 and its amended of the Central Bank, there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services, debts and profits to non-residents.

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

Payment of rents (interest, profits and dividends)

As of January 8, 2003, Communication “A” 3859, item 3, allowed Argentine companies to transfer abroad profits and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Central Bank. Such Communication was replaced by Communication “A” 5264, amended by Communication “A” 5377 and Communication “A” 6037, 6058, 6137 and 6244 and its amended of the Central Bank.

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

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication “A” 6150 of the Argentine Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication “A” 6244 of the Central Bank, there are no restrictions on entry and exit in the MULC.

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

In this regard, on December 17, 2015, Communication “A” 5850 issued by the Central Bank restored the possibility of nonresidents to repatriate their investment capital and through Communications “A” 6037 and “A” 6244 of the Central Bankl of dates August 8, 2016 and May 19, 2017, respectively, were defined the new regulations that apply to the acquisition of foreign currency and the elimination of all other restrictions that prevent residents and nonresidents from accessing the market of changes.

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

For further details of the totality of the exchange and controlling restrictions applicable in Argentina, investors is suggested to read the Communication “A” 6037, Communication “A” 6058, Communication “A” 6137 and the Communication “A” 6244 and its modifications of the Argentina Central Bank, and Decree No. 616/2005 with its regulations and complementary and / or modifying rules, to which the interested parties may consult the same on the website of the Ministerio de Hacienda (www.minhacienda.gob.ar) and the Ministerio de Finanzas (www.minfinanzas.gob.ar), or the Argentine Central Bank (http://www.bcra.gob.ar).

Money Laundering

Argentine Law No. 25,246, as amended by Laws Nos.26,118, 26,268, 26,683 and 27,270, categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps.300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law No. 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

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

e) Crimes against Public Administration

f) Crimes of minor’s prostitution and child pornography, and

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

On May 8, 2009, and in its capacity as obliged subject under the rules enacted by UIF, the CNV issued Resolution No. 554 which incorporated within the exchange market many provisions aimed at comply with money laundering prevention pursuant to Law No. 25,246, as amended. In that regard, such resolution established that any entity subject to the supervision of CNV could only take part in securities transactions if they were ordered by parties that were registered or domiciled in jurisdictions not included in the list of tax havens detailed in Decree No. 1344/98. Furthermore, the Resolution provided that securities transactions made by parties registered or domiciled in jurisdictions that are not included in such list, but that act as intermediaries of securities’ markets under the supervision of an agency similar to the CNV, were allowed only if such agency has signed a memorandum of mutual understanding with the CNV.

On February 2, 2012, Resolution No. 554 was replaced by Resolution No. 602 so as to adapt and complement the instructions issued by UIF applying to the entities under the supervision of CNV, including some payment modalities and control proceedings for the reception and deliver of funds to the clients, fixing amounts and instruments to be used. Moreover, such resolution updated the reference to the Decree which referred to tax havens (No. 1,037).

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derive from the enactment of the Capital Markets Law and the CNV Rules, which stablished a new regime for the public offer of securities, CNV issued a new re-arranged text of its rules. Through the CNV Rules, the CNV incorporates a new chapter of Money Laundering and Terrorist Financing including dispositions related to the fulfillment of duties to be complied by “Agentes de Negociación,” “Agentes de Liquidación y Compensación,” “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva,” considered as obliged subject under the terms of sections 4, 5 and 22 of article 20 of Law No. 25,246. Such agents are obliged to comply with any provision arising from Law No. 25,246 and its amendments, regulations enacted by UIF, including decrees of National Executive Power with reference to the decisions adopted by the United Nations Security Council, in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de Custodia de Productos de Inversión Colectiva (Sociedades Depositarias de Fondos Comunes de Inversión”); “Agentes de corretaje,” “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

Those subjects must send by internet (through the online application of CNV) their tax identification number. Additionally, in case of companies, it must be informed the personal data of the “Compliance Officer” (both regular and alternate).

The CNV Rules provide that the subjects under their jurisdiction, may only take action to transactions in the scope of public offering of securities, stipulated, future or optional contracts of any nature and other instruments and financial products when made or directed by registered, domiciled or domestic subjects or those who reside in dominions, jurisdictions, territories or associated states that appear included in the list of cooperating countries provided in article 2º, subsection b) of Decree No. 589/2013.

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

Moreover, Law No. 27.260, which introduced certain tax modifications and a new regime for residents to disclose undeclared assets, established that the UIF would now be within the purview of the Ministry of Economy and Finances. Nowaydays, as a result of the reorganization of said ministry, the UIF depends on the Ministry of Finance. For its part, the UIF recently issued Resolution No. 4/2017, which requires certain specific due diligence procedures (commonly called “know your client”) to be performed when a national or foreign depositor opens a bank account for the purpose of investment.

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

E. Taxation

United States Taxation

The following summary describes the material United States federal income tax consequences of the ownership of common shares and GDSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below). Except where noted, this discussion deals only with U.S. Holders that hold the common shares or GDSs as capital assets. This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

●
a bank;
●
a dealer in securities or currencies;
●
a financial institution;
●
a regulated investment company;
●
a real estate investment trust;
●
an insurance company;
●
a tax-exempt organization;
●
a person holding the common shares or GDSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle;
●
a trader in securities that has elected the mark-to-market method of accounting for your securities;
●
a person liable for alternative minimum tax;
●
a person who owns or is deemed to own 10% or more of the voting stock of our company;
●
a partnership or other pass–through entity for United States federal income tax purposes; or
●
a person whose “functional currency” is not the U.S. Dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particularcircumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. In addition, this summary is based, in part, upon representations made by the GDS depositary to us and assumes that the deposit agreement governing the GDSs, and all other related agreements, will be performed in accordance with their terms.

As used herein, the term “U.S. Holder” means a beneficial owner of common shares or GDSs that is for United States federal income tax purposes:

●
an individual citizen or resident of the United States;
●
a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●
an estate the income of which is subject to United States federal income taxation regardless of its source; or
●
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

Distributions on Common Shares or GDSs

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on our common shares or GDSs (including amounts withheld to reflect Argentine withholding taxes, if any) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of our common shares, or by the GDS depositary, in the case of our GDSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations.

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

Subject to certain complex conditions and limitations, Argentine withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or GDSs will be treated as income from sources outside the United States and will generally constitute passive category income. If you do not elect to claim a credit for any foreign taxes paid during a taxable year, you may instead claim a deduction in respect of such foreign taxes. Further, in certain circumstances, if you have held our common shares or GDSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our common shares or GDSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution (including amounts withheld to reflect Argentine withholding taxes, if any) exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of our common shares or GDSs, and thereafter as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Capital Gains”). However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of our common shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income taxes.

Passive Foreign Investment Company

Based on the current and projected composition of our income and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (“PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2017, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

In general, we will be a PFIC for any taxable year in which:

●
at least 75% of our gross income is passive income; or
●
at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

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

●
the excess distribution or gain will be allocated ratably over your holding period for the common shares or GDSs;
●
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we become a PFIC, will be treated as ordinary income; and
●
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

Your adjusted tax basis in our common shares or GDSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to market election, it will be effective for the taxable year forwhich the election is made and all subsequent taxable years unless our common shares or GDSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

Taxation of Capital Gains

Subject to the discussion under “—Passive Foreign Investment Company” above, for United States federal income tax purposes, you will generally recognize capital gain or loss on any sale, exchange, redemption or other taxable disposition of our common shares or GDSs in an amount equal to the difference between the U.S. Dollar value of the amount realized for the common shares or GDSs and your tax basis in the common shares or GDSs determined in U.S. Dollars. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of our common shares or GDSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Argentine Personal Assets Tax

Amounts paid on account of the Argentine personal assets tax, if any, will not be eligible as a credit against your United States federal income tax liability, but may be deductible subject to applicable limitations in the Code.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares or GDSs and the proceeds from the sale, exchange or redemption of our common shares or GDSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income tax

Law No. 26,893, enacted on September 12, 2013 and published in the Official Gazette on September 23, 2013, introduced several amendments to Income Tax Law No. 20,628 in connection with, among others, the taxation of gains derived from transfers of shares and other securities, including the derogation of Section 78 of Decree No. 2,284/1991, which provided that foreign holders with no permanent establishment in Argentina were exempt from paying income tax on the capital gains arising from the sale or other disposition of shares or GDSs.

On February 7, 2014, the Executive Branch issued Decree No. 2,334/13, which regulates Law No. 26,893.

The changes introduced by Law No. 26,893 are effective as from the date of publication of such law in the Official Gazette and are applicable to taxable events consummated from such date onwards.

Taxation on Dividends

Dividends, whether in cash, in shares or in kind, approved by our shareholders are not subject to income tax withholding except for the application of the “Equalization Tax” described below.

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

Resident individuals

Capital gains obtained by resident individuals or undivided estates situated in Argentina from the sale or disposition of common shares and other securities are subject to income tax at a 15% rate on net income (non resident sellers may opt to determine the taxable income subject to tax under one of the following mechanisms: a) apply a deemed taxable base of 90% of the gross proceeds derived from the transaction - the effective rate is, therefore, 13.5% of the sale price; or b) calculate the actual net income by offsetting from the sale price the cost basis and other expenses incurred to purchase the shares), unless such securities were traded in stock markets and/or have public offering authorization, in which case an exemption applies. The amendments introduced by the implementing Decree No. 2,334/13 state that the exemption includes income derived from the sale of common shares and other securities made through a stock exchange market duly authorized by the CNV.

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

Foreign beneficiaries

Capital gains obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of common shares are subject to income tax, as the abovementioned exemption for shares is not applicable to non-Argentine beneficiaries. Therefore, the gain derived from the disposition of common shares by foreign beneficiaries is subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller’s election. Argentine Tax Authority (AFIP) by General Resolution No. 4094-E, enacted on July 17, 2017, regulated with respect to how this election is made, notwithstanding, this General Resolution has been suspended until January 16, 2018.

When both the seller and the buyer are non-residents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred. Argentine Tax Authority (AFIP) by General Resolution No. 4094-E, enacted on July 17, 2017, regulated the withholding and payment mechanism that the non-resident buyer should follow, notwithstanding, this General Resolution has been suspended until January 16, 2018.

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

Value Added Tax

The sale, exchange, disposition, or transfer of common shares or GDSs is not subject to value added tax. Dividend distributions are not levied with value added tax either.

Personal Assets Tax

Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares. The applicable tax rate is 0.25% and is levied on the proportional net worth value (valor patrimonial proporcional), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Our shareholders approved the absorption of personal asset tax by us for the years 2002 to 2016. There can be no assurance that in the future this tax will be absorbed by us.

Tax on Minimum Notional Income (Impuesto a la Ganancia M’nima Presunta, IGMP)

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

Tax on Credits and Debits in Bank Accounts

Credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%. There are also increased rates of 1.2% and reduced rates of 0.075%. Owners of bank accounts subject to the general 0.6% rate may consider34% of the tax paid upon credits to such bank accounts as a tax credit while taxpayers subject to the 1.2% rate may consider 17% of all tax paid upon credits to such bank accounts as a credit. Such amounts can be utilized as a credit for income tax or tax on presumed minimum income.

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

F. Dividends and Paying Agents

This Section is not applicable.

G. Statement by Experts

This section is not applicable.

H. Documents on display

We file annual, quarterly and other information with the SEC. You may read and copy any document that we file at the public reference rooms of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and www.sec.gov. You may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. Our Internet address is http://www.irsa.com.ar . It should be noted that nothing on our website should be considered part of this annual report. You may request a copy of these filings at no cost, by writing or calling our offices, Bolivar 108, (C1066AAB) City of Buenos Aires, Argentina. Our telephone number is +54-11-4323-7400.

I. Subsidiary Information

This section is not applicable.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to foreign exchange risk, interest rate risks and other price risk, primarily related to changes in exchange rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as they relate to the type and volume of such financial instruments. For further information on our market risks, please see Note 4 to our Audited Consolidated Financial Statements.

ITEM 12. Description of Securities Other than Equity Securities

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

The following charges shall be incurred by any party depositing or withdrawing common shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Issuer or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of common shares generally onour common share register or foreign registrar and applicable to transfers of common shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of US$5.00 or less per 100 GDS (or portion), (6) a fee of US$0.02 or less per GDS (or portion) for any cash distribution made pursuant to the deposit agreement, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the excecution and delivery of GDS referred to above which would have been charged as a result of the deposit of such securities, but wich securities are instead distributed by the Depositary to owners.

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

There are cases excluded from the tender offer requirements:

●
acquisitions by existing shareholders or by those exercising control over shares or convertible securities in accordance with CNV Rules; and

●
holdings of more than 35%, which derive from the distribution of common shares or dividends paid in shares approved by the shareholders, or the issuance of common shares as a result of a merger approved by the shareholders; in both cases, the excess holding shall be disposed of within 180 days of its registration in the relevant shareholder’s account, or prior to the holding of our shareholders meeting, whatever occurs first.

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

●
the identity and nationality of the offering party and, in the event the offer is made by a group, the identity of each member of the group;

●
the terms and conditions of the offering, including the price, the tender offer period and the requirements for accepting the tender offer;

●
accounting documentation required by Argentine law relating to the offering party;

●
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

●
the highest price per share of our common stock paid by the offering party, or on behalf of the offering party, for any acquisition of shares or convertible securities within the 2 years prior to the commencement of the tender offer;
●
the highest closing selling price of a share of our common stock on the BASE during the thirty day period immediately preceding the commencement of the tender offer;
●
the highest price resulting from the calculations made according to the provisions of (i) and (ii) above multiplied by a fraction the numerator of which is such highest price and the denominator of which is the lowest closing price of a share of our common stock on the BASE during the two-year period prior to the period referred to in sub-sections (i) or (ii), as applicable;
●
our aggregate net earnings per common share during our preceding four completed fiscal quarters prior to the commencement of the tender offer, multiplied by our highest price to earnings ratio during the two-year period immediately preceding the commencement of the tender offer. Such multiples shall be determined considering the average closing selling price of our common stock in the BASE, and our aggregate net income from our preceding four completed fiscal quarters; and,
●
the book value per share of our common stock at the time the tender offer is commenced, multiplied by the highest ratio determined by a fraction the numerator of which is the closing selling price of a share of our common stock on the BASE on each day during the two year period prior to the commencement of the tender offer and the denominator of which is the latest known book value per share of our common stock on each such date.

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

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

ITEM 15. Constrols and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2017. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our Internal Control over Financial Reporting includes a series of procedures designed to provide reasonable assurance regarding thereliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with International Financial Reporting Standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards and that a company’s receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, Internal Control over Financial Reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2017.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2017 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of PricewaterhouseCoopers International Limited-, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

During the year ended June 30, 2017, to integrate the acquisition of IDBD into our financial reporting system, we have made several enhancements to our consolidation process including the implementation of new sub-consolidation policies and procedures at our Operations Center in Israel level. We also enhanced our accounting policies, procedures and reporting manuals to provide additional guidance to our newly incorporated subsidiaries. These changes that we implemented to our internal controls aimed at strengthening our internal controls necessary for the integration of IDBD and its subsidiaries that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16. B. Code of Ethics

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

ITEM 16. C. Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2017 and 2016, we were billed a total amount of Ps.40.7 million and Ps. 12.3 million respectively, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended June 30, 2017 we were billed a total amount of Ps. 1.2 million for professional services rendered by our principal accountants mainly in connection with the review of debt prospectus. During the fiscal year ended June 30, 2016, no audit-related services were provided.

Tax Fees

During the fiscal year ended June 30, 2017 and 2016, we were billed a total amount of Ps.0.7 million and Ps. 0.01 million, respectively, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended June 30, 2017 and June 30, 2016 we were billed for professional services rendered by our principal accountants, including fees mainly related to statutory certifications and training seminaries, a total amount of Ps.4 million and Ps. 0.1 million, respectively.

Audit Committee Pre-Approval Policies and Procedures

Audit Committee pre-approves all services and fees provided by the external auditors to ensure auditors’ independence. One of the main tasks of the Audit Committee is to give it opinion in relation to the appointment of the external auditors, proposed by the Board of Directors to the General Shareholder’s Meeting. In order to accomplish such task, the Audit Committee shall:

●
Require any additional and complementary documentation related to this analysis.
●
Verify the independence of the external auditors;
●
Analyze different kinds of services that the external auditor would provide to the company. This description must also include an estimate of the fees payable for such services, specifically in order to maintain the principle of independence;
●
Inform the fees billed by the external auditor, separating the services related to the audit services and other special services that could be not included in the audit services previously mentioned.
●
Take notice of any strategy proposed by of the external auditors and review it in accordance with the reality other business and the risks involved;
●
Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;
●
Propose adjustments (if necessary) to such working plan;
●
Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency; and
●
Evaluate the performance of external auditors and their opinion regarding the Financial Statements.

ITEM 16. D. Exemption from the Listing Standards for Audit Committees

This section is not applicable.

ITEM 16. E. Purchase of Equity Securities by the Issuer and its Affiliates

This section is not applicable.

ITEM 16. F. Change in Registrant’s Certifying Accountant

This section is not applicable.

ITEM 16. G. Corporate Governance

Compliance with NYSE listing standards on corporate governance

NYSE and Argentine Corporate Governance Requirements

Our corporate governance practices are governed by the applicable Argentine law; particularly, the Argentine Corporation Law, Capital Markets Law Nº 26,831 and CNV Rules, as well as by our bylaws. We have securities that are registered with the Securities and Exchange Commission and are NYSE, and is therefore subject to corporate governance requirements applicable to NYSE-listed non-U.S. companies (a “NYSE-listed” company).

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
We follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by CNV Rules.

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

Pursuant to the Capital Markets Law and the CNV Rules, from May 27, 2004 we have appointed an “Audit Committee” composed of three of the members of the Board of Directors. Since December 21, 2005 all of its members are independent as per the criteria of Rule 10 A-3 under the Exchange Act.

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

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-125

Index to Financial Statements (see page F-1).

ITEM 19. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1(1)	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.
1.2(4)	English translation of the amendment to the bylaws.
1.3(10)	Amended and restated English translation of the bylaws.
1.4	Amended and restated English translation of the bylaws.
2.1(1)	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under
2.2(1)	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).
2.3(1)	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.
2.4(1)	Offering Circular, dated March 24, 2000, regarding the issuance of Ps.85,000,000 of our 14.875% Notes due 2005.

2.5(7)
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

2.6(13)
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

2.7(13)
Indenture, dated March 23, 2016, between IRSA Propiedades Comerciales S.A. as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander Río S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to IRSA Propiedades Comerciales S.A.’s US$500,000,000 Global Note Program, pursuant to which US$360,000,000 aggregate principal amount of IRSA Propiedades Comerciales S.A.´s 8.750% Notes due 2023, Series No. 2, were issued.

2.8(13)
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

4.1(2)	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.
4.2(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007
4.3(5)	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4(6)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.

4.5(7)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.
4.6(8)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.
4.7(9)	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012.
4.8(10)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(11)	English translation of the Second Amendment to the exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo, dated February 24, 2014.
4.10(12)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(13)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017.
8.1	List of Subsidiaries.
11.1(3)	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File N° 000-30982).
(2)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File N° 000-30982).
(3)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
(4)	Incorporated herein by reference to the annual report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 27, 2007.
(5)	Incorporated herein by reference to the annual report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 30, 2008.
(6)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2009.
(7)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2010.
(8)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on December 28, 2011.
(9)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on October 26, 2012.
(10)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2014.
(11)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on November 17, 2015.
(12)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on November 17, 2015.
(13)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on November 1, 2016.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA Inversiones y Representaciones Sociedad Anónima

Date October 31, 2017	By:	/s/ Matías I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer

Index

Report of Independent Registered Public Accounting Firm	F-2
Glossary	F-3
Consolidated Statements of Financial Position	F-4
Consolidated Statements of Income	F-5
Consolidated Statements of Comprehensive Income	F-6
Consolidated Statements of Changes in Shareholders’ Equity	F-7
Consolidated Statements of Cash Flows	F-10
Notes to Consolidated Financial Statements
Note 1 – The Group’s business and general information	F-11
Note 2 – Summary of significant accounting policies	F-13
Note 3 – Significant judgments, key assumptions and estimates	F-38
Note 4 – Acquisitions and dispositions	F-39
Note 5 – Financial risk management and fair value estimates	F-45
Note 6 – Segment information	F-55
Note 7 – Information about the main subsidiaries	F-65
Note 8 – Investments in joint ventures	F-67
Note 9 – Investments in associates	F-70
Note 10 – Investment properties	F-73
Note 11 – Property, plant and equipment	F-78
Note 12 – Trading properties	F-79
Note 13 – Intangible assets	F-80
Note 14 – Financial instruments by category	F-81
Note 15 – Trade and other receivables	F-88
Note 16 – Cash flow information	F-89
Note 17 – Shareholders’ Equity	F-90
Note 18 – Trade and other payables	F-93
Note 19 – Provisions	F-93
Note 20 – Borrowings	F-96
Note 21 – Taxes	F-99
Note 22 – Leases	F-102
Note 23 – Revenues	F-103
Note 24 – Expenses by nature	F-102
Note 25 – Other operating results, net	F-104
Note 26 – Financial results, net	F-107
Note 27 – Earnings per share	F-107
Note 28 – Employee benefits	F-107
Note 29 – Related party transactions	F-108
Note 30 – Foreign currency assets and liabilities	F-119
Note 31 – Groups of assets and liabilities held for sale	F-120
Note 32 – Results from discontinued operations	F-121
Note 33 – Subsequent Events	F-121
Schedule I	F-123

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
IRSA Inversiones y Representaciones Sociedad Anónima

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries at June 30, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2017, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in accompanying Management’s Annual Report on Internal Control Over Financial Reporting under Item 15.

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

As discussed in Note 2.1b to the consolidated financial statements, the Company changed the manner in which it accounts for investment property from the cost model to the fair value model in 2017.

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

PRICE WATERHOUSE & Co. S.R.L.
By:/s/ Eduardo Alfredo Loiácono (Partner)
Eduardo Alfredo Loiácono
Buenos Aires, Argentina
October 31, 2017

Glossary

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Consolidated Financial Statements.

Terms	Definitions
Adama	Adama Agricultural Solutions Ltd.
BACS	Banco de Crédito y Securitización S.A.
Bartan	Bartan Holdings and Investments Ltd.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BMBY	Buy Me Buy You (Note 4.H.a)
BNSA	Boulevard Norte S.A.
Cellcom	Cellcom Israel Ltd.
IFRIC	International Financial Reporting Standards Interpretation Committee
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
EHSA	Entertainment Holdings S.A.
Electra	Electra Consumer Products Ltd.
ENUSA	Entretenimiento Universal S.A.
ERSA	Emprendimiento Recoleta S.A.
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
GCBA	Autonomous City of Buenos Aires Government
Golan	Golan Telecom Ltd
IASB	International Accounting Interpretations Board
IDB Tourism	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IDBGI	IDB Group Investment Inc.
IDBH	IDB Holdings Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
CPI	Consumer Price Index
IRSA, “The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
Koor	Koor Industries Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum Presumed Income Tax
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
NFSA	Nuevas Fronteras S.A.
NPSF	Nuevo Puerto Santa Fe S.A.
NYSE	New York Stock Exchange
OASA	OGDEN Argentina S.A.
NCN	Non-Convertible Notes
PAMSA	Panamerican Mall S.A.
PBC	Property & Building Corporation Ltd.
PBEL	Real Estate LTD
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Rigby	Rigby 183 LLC
Rock Real	Rock Real Estate Partners Limited
Shufersal	Shufersal Ltd.
SRA	Sociedad Rural Argentina
Tarshop	Tarshop S.A.
TASE	Tel Aviv Stock Exchange
Tender offers	Repurchase agreement

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Financial Position
as of June 30, 2017, 2016, 2015 and 2014
(All amounts in millions of Argentine Pesos, except otherwise indicated)

		06.30.17	06.30.16 (recast)	06.30.15 (recast)	06.30.14 (recast)
	Note
ASSETS
Non-current assets
Investment properties	10	99,953	82,703	19,217	15,796
Property, plant and equipment	11	27,113	24,049	237	219
Trading properties	12	4,532	4,730	141	131
Intangible assets	13	12,387	11,763	127	124
Investments in associates and joint ventures	8 and 9	7,885	16,880	2,970	2,587
Deferred income tax assets	21	285	51	57	41
Income tax and MPIT credit		145	123	109	110
Restricted assets	14	448	54	-	-
Trade and other receivables	15	4,974	3,441	115	92
Employee benefits		-	4	-	-
Investments in financial assets	14	1,772	2,226	703	275
Financial assets held for sale	14	6,225	3,346	-	-
Derivative financial instruments	14	31	8	206	-
Total non-current assets		165,750	149,378	23,882	19,375
Current assets
Trading properties	12	1,249	241	3	5
Inventories		4,260	3,246	23	17
Restricted assets	14	506	564	9	-
Income tax and MPIT credit		339	506	19	16
Group of assets held for sale	31	2,681	-	-	1,649
Trade and other receivables	15	17,264	13,409	1,143	707
Investments in financial assets	14	11,951	9,656	295	234
Financial assets held for sale	14	2,337	1,256	-	-
Derivative financial instruments	14	51	19	29	13
Cash and cash equivalents	14	24,854	13,866	375	610
Total current assets		65,492	42,763	1,896	3,251
TOTAL ASSETS		231,242	192,141	25,778	22,626
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		575	575	574	574
Treasury shares		4	4	5	5
Inflation adjustment of share capital and treasury shares		123	123	123	123
Share premium		793	793	793	793
Additional paid-in capital from treasury shares		17	16	7	-
Legal reserve		143	117	117	117
Special reserve	17	2,751	2,755	2,755	3,126
Other reserves	17	2,165	990	428	931
Retained earnings		19,293	16,259	7,235	4,551
Total attributable to equity holders of the parent		25,864	21,632	12,037	10,220
Non-controlling interest		21,472	14,224	943	998
TOTAL SHAREHOLDERS’ EQUITY		47,336	35,856	12,980	11,218
LIABILITIES
Non-current liabilities
Trade and other payables	18	3,040	1,518	255	202
Borrowings	20	109,489	90,680	3,736	3,756
Derivative financial instruments	14	86	105	265	321
Deferred income tax liabilities	21	23,024	19,150	5,830	4,546
Employee benefits		763	689	-	-
Salaries and social security liabilities		127	11	2	4
Provisions	19	943	532	29	29
Total non-current liabilities		137,472	112,685	10,117	8,858
Current liabilities
Trade and other payables	18	20,839	17,874	896	679
Group of liabilities held for sale	31	1,855	-	-	938
Salaries and social security liabilities		2,041	1,707	123	99
Borrowings	20	19,926	22,252	1,237	737
Derivative financial instruments	14	86	112	238	14
Provisions	19	890	1,039	52	18
Income tax and MPIT liabilities		797	616	135	65
Total current liabilities		46,434	43,600	2,681	2,550
TOTAL LIABILITIES		183,906	156,285	12,798	11,408
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		231,242	192,141	25,778	22,626

The accompanying notes are an integral part of these Consolidated Financial Statements.

Prior periods have been recast for the company’s change in accounting policy for investment properties as described in Note 2.1.b.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income
for the fiscal years ended June 30, 2017, 2016 and 2015
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.17	06.30.16 (recast)	06.30.15 (recast)
Revenues	23	74,172	31,523	3,403
Costs	24	(51,521)	(21,099)	(1,369)
Gross profit		22,651	10,424	2,034
Net gain from fair value adjustments of investment properties	10	4,453	17,559	3,958
General and administrative expenses	24	(3,843)	(1,839)	(374)
Selling expenses	24	(13,441)	(5,704)	(194)
Other operating results, net	25	(270)	(51)	33
Profit from operations		9,550	20,389	5,457
Share of profit / (loss) of associates and joint ventures	8 and 9	185	508	(813)
Profit from operations before financial results and income tax		9,735	20,897	4,644
Finance income	26	1,081	1,296	137
Finance costs	26	(8,628)	(5,668)	(1,107)
Other financial results	26	2,929	(518)	37
Financial results, net	26	(4,618)	(4,890)	(933)
Profit before income tax		5,117	16,007	3,711
Income tax	21	(2,915)	(6,373)	(1,581)
Profit for the year from continuing operations		2,202	9,634	2,130
Profit from discontinued operations	32	3,018	444	-
Profit for the year		5,220	10,078	2,130

Profit from continuing operations attributable to:
Equity holders of the parent		1,786	9,325	1,898
Non-controlling interest		416	309	232

Profit from discontinued operations attributable to:
Equity holders of the parent		1,244	209	-
Non-controlling interest		1,774	235	-

Profit for the year attributable to:
Equity holders of the parent		3,030	9,534	1,898
Non-controlling interest		2,190	544	232

Profit from continuing operations per share attributable to equity holders of the parent:
Basic		3.11	16.22	3.31
Diluted (i)		3.08	16.11	3.28

Profit from discontinued operations per share attributable to equity holders of the parent:
Basic		2.16	0.36	-
Diluted (i)		2.15	0.36	-

Profit for the year per share attributable to equity holders of the parent:
Basic		5.27	16.58	3.31
Diluted (i)		5.23	16.47	3.28

The accompanying notes are an integral part of these Consolidated Financial Statements.

Prior periods have been recast for the company’s change in accounting policy for investment properties as described in Note 2.1.b.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Comprehensive Income
for the fiscal years ended June 30, 2017, 2016 and 2015
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	06.30.17	06.30.16 (recast)	06.30.15 (recast)
Profit for the year	5,220	10,078	2,130
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Cumulative translation adjustment	3,839	4,353	(108)
Change in the fair value of hedging instruments net of income taxes	124	3	-
Items that may not be reclassified subsequently to profit or loss, net of income tax:
Actuarial loss from defined benefit plans	(10)	(29)	-
Other comprehensive income / (loss) for the year from continuing operations	3,953	4,327	(108)
Other comprehensive income / (loss) for the year from discontinued operations	560	(194)	-
Total other comprehensive income / (loss) for the year	4,513	4,133	(108)
Total comprehensive income for the year	9,733	14,211	2,022

Total comprehensive income from continuing operations	6,155	13,961	2,022
Total comprehensive income from discontinuing operations	3,578	250	-
Total comprehensive income for the year	9,733	14,211	2,022

Total comprehensive income for the year from continuing operations attributable to:
Equity holders of the parent	2,380	9,466	1,773
Non-controlling interest	3,775	4,495	249

Total comprehensive income for the year attributable to:
Equity holders of the parent	4,054	9,605	1,773
Non-controlling interest	5,679	4,606	249

The accompanying notes are an integral part of these Consolidated Financial Statements.

Prior periods have been recast for the company’s change in accounting policy for investment properties as described in Note 2.1.b.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2017, 2016 and 2015
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special Reserve (2)	Other reserves (Note 17)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balances as of June 30, 2016 (recast)	575	4	123	793	16	117	2,755	990	16,259	21,632	14,224	35,856
Profit for the year	-	-	-	-	-	-	-	-	3,030	3,030	2,190	5,220
Other comprehensive income for the year	-	-	-	-	-	-	-	1,024	-	1,024	3,489	4,513
Total comprehensive income for the year	-	-	-	-	-	-	-	1,024	3,030	4,054	5,679	9,733
Out-of-period adjustments(Note 2.27)	-	-	-	-	-	-	-	-	-	-	(133)	(133)
Incorporated by business combination (Note 4)	-	-	-	-	-	-	-	-	-	-	40	40
Irrevocable contributions from non-controlling interest	-	-	-	-	-	-	-	-	-	-	2	2
Capitalization of contributions at subsidiaries	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Issuance of capital of subsidiaries	-	-	-	-	-	-	-	-	-	-	2,267	2,267
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.16	-	-	-	-	-	26	(4)	(26)	4	-	-	-
Share-based compensation	-	-	-	-	1	-	-	12	-	13	87	100
Capital reduction of subsidiaries	-	-	-	-	-	-	-	-	-	-	(6)	(6)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(2,232)	(2,232)
Changes in non-controlling interest	-	-	-	-	-	-	-	165	-	165	1,545	1,710
Balances as of June 30, 2017	575	4	123	793	17	143	2,751	2,165	19,293	25,864	21,472	47,336

The accompanying notes are an integral part of these Consolidated Financial Statements.
Prior periods have been recast for the company’s change in accounting policy for investment properties as described in Note 2.1.b.

(1) Includes Ps. 1 of inflation adjustment of treasury shares. See Note 17.
(2) Related to CNV General Resolution Nº609/12. It includes the effect as of July 1st 2011, due to the change in the valuation method of investment properties. See Notes 2.1.b) and 17.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2017, 2016 and 2015
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special Reserve (2)	Other reserves (Note 17)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholder’s equity
Balances as of June 30, 2015 (recast)	574	5	123	793	7	117	2,755	428	7,235	12,037	943	12,980
Profit for the year	-	-	-	-	-	-	-	-	9,534	9,534	544	10,078
Other comprehensive income for the year	-	-	-	-	-	-	-	71	-	71	4,062	4,133
Total comprehensive income for the year	-	-	-	-	-	-	-	71	9,534	9,605	4,606	14,211
Appropriation of retained earnings approved by Shareholders’ meeting held 11.26.15	-	-	-	-	-	-	-	520	(520)	-	-	-
Share-based compensation	1	(1)	-	-	9	-	-	8	-	17	34	51
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	37	-	37	51	88
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(91)	-	(91)	-	(91)
Incorporated by business combination	-	-	-	-	-	-	-	-	-	-	8,630	8,630
Capital reduction of subsidiaries	-	-	-	-	-	-	-	-	-	-	(4)	(4)
Changes in non-controlling interest	-	-	-	-	-	-	-	17	-	17	568	585
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	-	11	11
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	10	10	-	10
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(615)	(615)
Balances as of June 30, 2016 (recast)	575	4	123	793	16	117	2,755	990	16,259	21,632	14,224	35,856

The accompanying notes are an integral part of these Consolidated Financial Statements.
Prior periods have been recast for the company’s change in accounting policy for investment properties as described in Note 2.1.b.

(1) Includes Ps. 1 of inflation adjustment of treasury shares. See Note 17.
(2) Related to CNV General Resolution Nº609/12. It includes the effect as of July 1st 2011, due to the change in the valuation method of investment properties. See Notes 2.1.b) and 17.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2017, 2016 and 2015
(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special Reserve (2)	Other reserves (Note 17)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholder’s equity
Balances as of June 30, 2014	574	5	123	793	-	117	375	806	(785)	2,008	548	2,556
Revaluation adjustment at fair value of investment property (Note 2.1.b)	-	-	-	-	-	-	2,751	125	5,336	8,212	450	8,662
Balances as of July 1, 2014 (recast)	574	5	123	793	-	117	3,126	931	4,551	10,220	998	11,218
Profit for the year	-	-	-	-	-	-	-	-	1,898	1,898	232	2,130
Other comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(125)	-	(125)	17	(108)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(125)	1,898	1,773	249	2,022
Appropriation of retained earnings approved by Shareholder’s’ meeting held 06.19.14	-	-	-	-	-	-	(371)	(414)	785	-	-	-
Reserve for share-based compensation	-	-	-	-	-	-	-	22	-	22	-	22
Share-based compensation	-	-	-	-	7	-	-	(7)	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	(228)	(228)
Changes in non-controlling interest	-	-	-	-	-	-	-	21	-	21	(27)	(6)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	1	1	-	1
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(65)	(65)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	16	16
Balances as of June 30, 2015 (recast)	574	5	123	793	7	117	2,755	428	7,235	12,037	943	12,980

The accompanying notes are an integral part of these Consolidated Financial Statements.
Prior periods have been recast for the company’s change in accounting policy for investment properties as described in Note 2.1.b.

(1) Includes Ps. 1 of inflation adjustment of treasury shares. See Note 17.
(2) Related to CNV General Resolution Nº609/12. It includes the effect as of July 1st 2011, due to the change in the valuation method of investment properties. See Notes 2.1.b) and 17.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2017, 2016 and 2015
(All amounts in millions of Argentine Pesos, except otherwise indicated)

		06.30.17	06.30.16 (recast)	06.30.15 (recast)
	Note
Operating activities:
Net cash generated from continuing operating activities before income tax paid	16	9,704	4,866	1,263
Income tax and MPIT paid		(967)	(804)	(429)
Net cash generated from continuing operating activities		8,737	4,062	834
Net cash generated from discontinued operating activities		322	77	-
Net cash generated from operating activities		9,059	4,139	834
Investing activities:
Capital increases contributions to joint ventures and associates		(183)	(207)	(39)
Purchases of investment properties		(2,853)	(888)	(407)
Proceeds from sales of investment properties		291	1,393	2,447
Purchases of property, plant and equipment		(2,629)	(1,021)	(48)
Proceeds from sales of property, plant and equipment		8	-	-
Purchases of intangible assets		(501)	(131)	(5)
Purchases of joint ventures and associates		(348)	-	(1,242)
Proceeds from sales of associates and joint ventures		-	9	56
Purchases of subsidiaries, net of cash acquired	16	(46)	-	-
Cash incorporated by business combination, net of cash paid	16	-	9,193	-
Dividends received		251	99	13
Purchases of investments in financial assets		(4,782)	(11,901)	(2,934)
Proceeds from sales of investments in financial assets		4,569	11,957	2,339
Interests received of financial assets		216	112	95
Loans granted to related parties		(4)	(852)	-
Suppliers advances		-	(7)	(14)
Net cash (used in) generated from continuing investing activities		(6,011)	7,756	261
Net cash generated from discontinued investing activities		3,943	454	-
Net cash (used in) generated in investing activities		(2,068)	8,210	261
Financing activities:
Borrowings		6,250	6,011	606
Payment of borrowings		(14,577)	(9,554)	(1,073)
Issuance of non-convertible notes		20,435	7,622	-
Payment of principal from non-convertible notes		(5,531)	(4,253)	-
Loans from related parties		-	4	22
Payment of borrowings from joint ventures and associates		(14)	(6)	(2)
Interests paid		(5,692)	(3,365)	(547)
Issuance of capital in subsidiaries		2,112	-	-
Capital distribution to non-controlling interest in subsidiaries		(6)	(197)	(228)
Capital contributions of non-controlling interest		202	1	16
Acquisition of non-controlling interest in subsidiaries		(1,049)	(1,047)	(6)
Proceeds from sale of non-controlling interest in subsidiaries		2,738	-	-
Dividends paid		(2,512)	(106)	(69)
Receipts from claims		-	90	-
Acquisition of derivative financial instruments		(131)	(620)	(111)
Proceeds from derivative financial instruments		151	1,951	2
Net cash generated from (used in) continuing financing activities		2,376	(3,469)	(1,390)
Net cash used in discontinued financing activities		(839)	(499)	-
Net cash generated from (used in) financing activities		1,537	(3,968)	(1,390)
Net increase (decrease) in cash and cash equivalents from continuing activities		5,102	8,349	(295)
Net increase in cash and cash equivalents by discontinued activities		3,426	32	-
Net Increase (decrease) in cash and cash equivalents		8,528	8,381	(295)
Cash and cash equivalents at beginning of year	14	13,866	375	610
Cash and cash equivalents reclassified to held for sale		(157)	-	-
Foreign exchange gain on cash and cash equivalents		2,617	5,110	60
Cash and cash equivalents at end of the year	14	24,854	13,866	375

The accompanying notes are an integral part of these Consolidated Financial Statements.
Prior periods have been recast for the company’s change in accounting policy for investment properties as described in Note 2.1.b.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements
(Amounts in millions of Argentine Pesos, except otherwise indicated)

1.
The Group’s business and general information

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991.
IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our direct parent company and IFIS Limited our ultimate parent company.

These Consolidated Financial Statements have been approved for issue by the Board of Directors on October 31, 2017.

The Group has established two Operations Centers, Argentina and Israel, to manage its global business, mainly through the following companies:

(i)
Remains in current and non-current assets, as financial asset held for sale.
(ii)
Corresponds to Group’s associates, which are hence excluded from consolidation.
(iii)
Disclosed in groups of assets and liabilities held for sale.

IRSA Inversiones y Representaciones Sociedad Anónima

Operations Center in Argentina

The activities of the operations center in Argentina are mainly developed through IRSA and its principal subsidiary, IRSA CP. Through IRSA and IRSA CP, the Group owns, manages and develops 16 shopping malls across Argentina, a portfolio of offices and other rental properties in the Autonomous City of Buenos Aires, and it entered the United States of America (“USA”) real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or IRSA CP, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these Consolidated Financial Statements to denote investment, development and/or trading properties activities. IRSA CP's shares are listed and traded on both the BASE (BYMA: IRCP) and the NASDAQ (NASDAQ: IRCP). IRSA's shares are listed on the BASE (Merval: IRSA) and the NYSE (NYSE: IRSA).

The activities of the Group’s segment “financial operations, corporate and others” is carried out mainly through BHSA, where IRSA holds, directly or indirectly, a 29.91% interest (without considering treasury shares). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA's shares are listed on the BASE (BYMA: BHIP). Besides that, the Group has a 43.93% indirect equity interest in Tarshop, whose main activities are credit card and loan origination transactions.

Operations Center in Israel

During the fiscal year ended June 30, 2014, the Group made an investment in the Israeli market, through DFL and DN B.V., in IDBD (an Israeli Company), with of an initial interest of 26.65%. On October 11, 2015, the Group gain control over IDBD (see Note 4). As a result, the Group has consolidated significant figures of several industries from IDBD and its subsidiaries.

IDBD is one of the Israeli largest and most diversified conglomerates, which is involved, through its subsidiaries and other investments, in several markets and industries, including real estate, supermarkets, insurance, telecommunications, etc.; controlling or holding any equity interest in companies such as Clal (Insurance), Cellcom (Telecommunications), Shufersal (Supermarkets), PBC (Real Estate), among others. IDBD is listed in the TASE as a “Debentures Company” in accordance with Israeli law, since some series of bonds are traded in that Exchange.

IDBD has certain restrictions and financial covenants in connection with its financial debt, included in its debentures, loans from banks and financial institutions. In relation to IDBD’s financial position, its cash flows and its ability to meet its financial debt commitments, the following should be taken into consideration:

●
Since September 2016, after the sale of Adama and the increase in value of its subsidiaries in the market, IDBD considers that it is possible to obtain new financing in the market or refinance its actual debts. In this regard, IDBD has recently completed successful issuance of debentures, as mentioned in Note 20. Additionally, it has made early repayments of its financial debt and has managed to renegotiate the related financial restrictions.
●
As mentioned in Note 7. DIC declared dividends, out of which IDBD received approximately NIS 271 (equivalent to approximately Ps. 1,219), net of the exercise of warrants mentioned in Note 4.C.
●
In February 2017, Standard & Poor’s Maalot (S&P Maalot) upgraded the rating of IDBD debentures, from CCC to BB. Subsequently, in July 2017, S&P Maalot increased the rating again to BBB with stable outlook.
●
As mentioned in Note 14, IDBD sold part of its stake in Clal and signed a swap agreement for the future sale.

Given the reasons described above, IDBD considers that it has enough resources to continue operating for at least 12 months after the date of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

It should be noted that the Board of Directors of IDBD has in place a 24-month cash flow forecast to June 30, 2019, which assumes that IDBD will receive cash from the realization of private investments directly held by IDBD. As a result, IDBD expects to honor all its liabilities until the second quarter of 2019. Even though consummation of such plans does not depend entirely on factors under its control, IDBD believes it will succeed in finalizing these or other plans.

Based on the foregoing, IDBD’s management considers that there are currently no material uncertainties regarding its ability to operate as a going concern, given its current financial position and its ability to fulfil its financial commitments in time and in due form and its capacity to carry out its business plan.

Notwithstanding the foregoing, IDBD expects to pay financial liabilities for NIS 1,413 (equivalent to approximately Ps. 6,641 as of the closing date of these Consolidated Financial Statements) in November 2019, that payment would be affected by factors that are out of IDBD control, such as, its ability to carry out its plans to sell its equity interest in Clal considering the scheme determined by the Capital Market, Insurance and Saving Commission of Israel (“the Commissioner”), the requirements of the Act to Promote Competition and Reduce Concentration (“Concentration Act”) and its ability to deal with the implications of the Concentration Act and to comply with the restrictions set out therein regarding the control of companies through a pyramidal structure (Note 7), among others.

IDBD expects that the consideration to be received from the sale of Clal pursuant to the Commissioner’s scheme, (i.e., the sale in tranches of 5% each every four months) to the extent it is implemented, will be lower and even significantly lower as compared to a block sale of its controlling interest in Clal. However, even if Clal’s shares continue to be sold in accordance to the scheme established by the Commissioner, IDBD’s management considers that it would as well have additional sources of cash flows available to satisfy its commitments in November 2019. IDBD’s management considers that it will be able to address its commitments timely and continue with its operations.

It should be noted that the financial position of IDBD and its subsidiaries on the Operations Center in Israel does not adversely affect IRSA’s cash flows to satisfy the debts of IRSA.

In addition, the commitments and other covenants resulting from IDBD’s financial debt do not have impact on IRSA since such indebtedness has no recourse against IRSA and it is not guaranteed by IRSA’s assets.

2.
Summary of significant accounting policies

2.1.
Basis of preparation of the Consolidated Financial Statement

(a)
Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS issued by IASB and interpretations issued by the IFRIC. All IFRS applicable as of the date of these Consolidated Financial Statements have been applied.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the Financial Statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure as of the date of this Consolidated Financial Statements. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three-year period.

For the Operations Center in Argentina, considering the released inflation data in Argentina and the declining inflation trend in recent years, the Board of Directors is of the view that there is not enough evidence to conclude that Argentina is a hyperinflationary economy. Therefore, no restatement has been applied on financial information, as set forth by IAS 29, for the current fiscal year.

IRSA Inversiones y Representaciones Sociedad Anónima

However, over the last years, certain macroeconomic variables affecting the Company’s business, such as payroll costs and input prices, have experienced significant annual changes. This factor should be taken into consideration in assessing and interpreting the financial situation and results of operations of the Company in these Consolidated Financial Statements.

IDBD’s fiscal year ends on December 31 each year and IRSA’s fiscal year ends on June 30. Furthermore, IDBD’s quarterly and annual reporting follow the guidelines of Israeli standards, which means that the information is available after the applicable statutory terms in Argentina. Therefore, the Group is not able to include IDBD’s results in its Consolidated Financial Statements to be filed with the CNV within the applicable statutory terms in Argentina. The IDBD’s results of operations are consolidated with a three-month lag, adjusted for the effects of material transactions that may take place during the reported period. Hence, IDBD’s results of operations for the 12-month period beginning April 1st. 2016 through March 31, 2017 are included in the Group’s Consolidated Statement of Comprehensive Income for the fiscal year ended June 30, 2017, adjusted by such material transactions occurred between April 1st. 2017 and June 30, 2017. In addition, IDBD’s results of operations for the period beginning October 11, 2015 (the acquisition of control) through March 31, 2016 are included in the Group’s Consolidated Statement of Comprehensive Income for the fiscal year ended June 30, 2016, adjusted by such material transactions occurred between April 1st. 2016 and June 30, 2016.

(b)
Recast of Financial Statements previously issued due to change in accounting policies

The Group’s Board of Directors decided to change the accounting policy for investment property from cost model to fair value model, as permitted under IAS 40. The Group considers this change better reflects the current value of its core assets and therefore provides more relevant information to Management, users of the Financial Statements and others. Therefore, the previously issued Consolidated Financial Statements were retroactively changed as required by IAS 8.

The tables below include reconciliations between the Statements of Comprehensive Income for the fiscal years ended June 30, 2016 and 2015, and the Statements of Financial Position as of June 30, 2016, 2015, and 2014 as they were originally issued, and these recast Consolidated Financial Statements. There is no impact on any of the relevant total sums of the Consolidated Statement of Cash Flows.

b.1. Statement of Income and Statement of Other Comprehensive Income for the fiscal year ended June 30, 2016:

	06.30.2016 (originally issued)	06.30.2016(adjustment)		06.30.2016(other reclassifications) h)	06.30.2016(recast)
Revenues	32,675	-		(1,152)	31,523
Costs	(22,499)	541	a)	859	(21,099)
Gross profit	10,176	541		(293)	10,424
Gain from disposal of investment properties	1,113	(1,113)	b)	-	-
Net gain from fair value adjustments of investment properties	-	17,898	c)	(339)	17,559
General and administrative expenses	(1,933)	-		94	(1,839)
Selling expenses	(5,948)	-		244	(5,704)
Other operating results, net	24	(49)	d)	(26)	(51)
Profit from operations	3,432	17,277		(320)	20,389
Share of (loss) / profit of associates and joint ventures	447	289	e)	(228)	508
Profit before finance results and income tax	3,879	17,566		(548)	20,897
Finance income	1,788	-		(492)	1,296
Finance cost	(5,938)	-		270	(5,668)
Other financial results	(870)	-		352	(518)
Financial results, net	(5,020)	-		130	(4,890)
(Loss) / Profit before income tax	(1,141)	17,566		(418)	16,007
Income tax	(149)	(6,198)	f)	(26)	(6,373)
(Loss) / Profit from continuing operations	(1,290)	11,368		(444)	9,634
Profit from discontinued operations	-	-		444	444
(Loss) / Profit for the year	(1,290)	11,368		-	10,078

Attributable to:
Equity holders of the parent	(693)	10,227		-	9,534
Non-controlling interest	(597)	1,141		-	544

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.16 (originally issued)	06.30.16(adjustment)		06.30.2016(other reclassifications) h)	06.30.16(recast)
(Loss) / Profit for the year	(1,290)	11,368		-	10,078
Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Cumulative translation adjustment	4,005	263	g)	85	4,353
Change in the fair value of hedging instruments net of income taxes	(93)	-		96	3
Items that may not be reclassified subsequently to profit or loss, net of income tax
Actuarial loss from defined benefit plans	(42)	-		13	(29)
Other comprehensive income for the year from continuing operations	3,870	263		194	4,327
Other comprehensive loss for the year from discontinued operations	-	-		(194)	(194)
Total comprehensive income for the year	2,580	11,631		-	14,211

Attributable to:
Equity holders of the parent	(840)	10,445		-	9,605
Non-controlling interest	3,420	1,186		-	4,606

b.2. Statement of Income and Statement of Other Comprehensive Income for the fiscal year ended June 30, 2015:

	06.30.2015 (originally issued)	06.30.2015(adjustment)		06.30.2015(recast)
Revenues	3,403	-		3,403
Costs	(1,511)	142	a)	(1,369)
Gross Profit	1,892	142		2,034
Gain from disposal of investment properties	1,163	(1,163)	b)	-
Net gain from fair value adjustments of investment properties	-	3,958	c)	3,958
General and administrative expenses	(374)	-		(374)
Selling expenses	(194)	-		(194)
Other operating results, net	28	5	d)	33
Profit from operations	2,515	2,942		5,457
Share of (loss) / profit of associates and joint ventures	(1,023)	210	e)	(813)
Profit before finance results and income tax	1,492	3,152		4,644
Finance income	137	-		137
Finance cost	(1,107)	-		(1,107)
Other financial results	37	-		37
Financial results, net	(933)	-		(933)
Profit before income tax	559	3,152		3,711
Income tax	(489)	(1,092)	f)	(1,581)
Profit for the year	70	2,060		2,130

Attributable to:
Equity holders of the parent	(41)	1,939		1,898
Non-controlling interest	111	121		232

	06.30.15 (originally issued)	06.30.15(adjustment)		06.30.15(recast)
Profit for the year	70	2,060		2,130
Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Cumulative translation adjustment	(108)	-	g)	(108)
Other comprehensive loss for the year from continuing operations	(108)	-		(108)
Other comprehensive income for the year from discontinued operations	-	-		-
Total comprehensive income for the year	(38)	2,060		2,022

Attributable to:
Equity holders of the parent	(165)	1,938		1,773
Non-controlling interest	127	122		249

Explanation of the changes in the Statement of Comprehensive Income and Statement of Other Comprehensive Income

a)
Corresponds to the elimination of depreciation expense for investment property, and the adjustment, if applicable, to the depreciation of property, plant and equipment (see “Explanation of changes in the Statement of Financial Position” – point b)).
b)
It relates to the elimination of the gain from disposal of investment property, as such property is accounted for at its fair value on the date of sale, which generally coincides with the transaction price (see point d)).
c)
It represents the net change in fair value of investment property.

IRSA Inversiones y Representaciones Sociedad Anónima

d)
The expenses related to the disposal of investment property have been reclassified under this line. Previously they were included under “Gain from disposal of investment property”.
e)
It relates to changes in share of profit / (loss) in associates and joint ventures after applying the change to equity method valuation implemented by the Group.
f)
It reflects the tax effect on the items indicated above, as applicable.
g)
It pertains to exchange differences related to the change in the accounting policy implemented by the Group in subsidiaries, associates and joint ventures with functional currency other than the peso.
h)
See Note 2.26 and Note 32.

b.3. Statement of Financial Position as of June 30, 2016:

	06.30.2016 (originally issued)	06.30.2016(adjustment)		06.30.2016(recast)
ASSETS
Non-current Assets
Investment properties	49,872	32,831	a)	82,703
Property, plant and equipment	24,055	(6)	b)	24,049
Trading properties	4,471	259	b)	4,730
Intangible assets	11,763	-		11,763
Investments in associates and joint ventures	16,236	644	c)	16,880
Deferred income tax assets	638	(587)	d)	51
Income tax and MPIT credit	123	-		123
Restricted assets	54	-		54
Trade and other receivables	3,441	-		3,441
Employee benefits	4	-		4
Investments in financial assets	2,226	-		2,226
Financial assets held for sale	3,346	-		3,346
Derivative financial instruments	8	-		8
Total Non-current Assets	116,237	33,141		149,378
Current Assets
Trading properties	241	-		241
Inventories	3,246	-		3,246
Restricted assets	564	-		564
Income tax and MPIT credit	506	-		506
Trade and other receivables	13,409	-		13,409
Investments in financial assets	9,656	-		9,656
Financial assets held for sale	1,256	-		1,256
Derivative financial instruments	19	-		19
Cash and cash equivalents	13,866	-		13,866
Total Current Assets	42,763	-		42,763
TOTAL ASSETS	159,000	33,141		192,141
SHAREHOLDERS’ EQUITY
Share Capital	575	-		575
Treasury shares	4	-		4
Inflation adjustment of share capital and treasury shares	123	-		123
Share premium	793	-		793
Additional paid-in capital from treasury shares	16	-		16
Legal reserve	117	-		117
Special reserve	4	2,751		2,755
Cost of treasury shares	(29)	-		(29)
Changes in non-controlling interest	94	(73)		21
Reserve for share-based payments	67	-		67
Reserve for future dividends	520	-		520
Hedging instruments	(37)	-		(37)
Reserve for defined benefit plans	(10)	-		(10)
Cumulative translation adjustment reserve	84	337		421
Other reserves from subsidiaries	37	-		37
(Accumulated deficit) / Retained earnings	(1,243)	17,502		16,259
Total attributable to equity holders of the parent	1,115	20,517	e)	21,632
Non-controlling interest	12,386	1,838	f)	14,224
TOTAL SHAREHOLDERS’ EQUITY	13,501	22,355		35,856
LIABILITIES
Non-Current Liabilities
Trade and other payables	1,518	-		1,518
Borrowings	90,680	-		90,680
Derivative financial instruments	105	-		105
Deferred income tax liabilities	7,571	11,579	d)'	19,150
Employee benefits	689	-		689
Salaries and social security liabilities	11	-		11
Provision allowances	1,325	(793)	c)'	532
Total Non-current Liabilities	101,899	10,786		112,685
Current Liabilities
Trade and other payables	17,874	-		17,874
Salaries and social security liabilities	1,707	-		1,707
Income tax and MPIT liabilities	616	-		616
Borrowings	22,252	-		22,252
Derivative financial instruments	112	-		112
Provision allowances	1,039	-		1,039
Total Current Liabilities	43,600	-		43,600
TOTAL LIABILITIES	145,499	10,786		156,285
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	159,000	33,141		192,141

IRSA Inversiones y Representaciones Sociedad Anónima

b.4. Statement of Financial Position as of June 30, 2015:

	06.30.2015 (originally issued)	06.30.2015(adjustment)		06.30.2015(recast)
ASSETS
Non-current Assets
Investment properties	3,490	15,727	a)	19,217
Property, plant and equipment	243	(6)	b)	237
Trading properties	128	13	b)	141
Intangible assets	127	-		127
Investments in associates and joint ventures	2,552	418	c)	2,970
Deferred income tax assets	53	4	d)	57
Income tax and MPIT credit	109	-		109
Trade and other receivables	115	-		115
Investments in financial assets	703	-		703
Derivative financial instruments	206	-		206
Total Non-current Assets	7,726	16,156		23,882
Current Assets
Trading properties	3	-		3
Inventories	23	-		23
Restricted assets	9	-		9
Income tax and MPIT credit	19	-		19
Trade and other receivables	1,143	-		1,143
Investments in financial assets	295	-		295
Derivative financial instruments	29	-		29
Cash and cash equivalents	375	-		375
Total Current Assets	1,896	-		1,896
TOTAL ASSETS	9,622	16,156		25,778
SHAREHOLDERS’ EQUITY
Share Capital	574	-		574
Treasury shares	5	-		5
Inflation adjustment of share capital and treasury shares	123	-		123
Share premium	793	-		793
Additional paid-in capital from treasury shares	7	-		7
Legal reserve	117	-		117
Special reserve	4	2,751		2,755
Cost of treasury shares	(34)	-		(34)
Changes in non-controlling interest	(6)	10		4
Reserve for share-based payments	64	-		64
Cumulative translation adjustment reserve	275	119		394
(Accumulated deficit) / Retained earnings	(40)	7,275		7,235
Total attributable to equity holders of the parent	1,882	10,155	e)	12,037
Non-controlling interest	376	567	f)	943
TOTAL SHAREHOLDERS’ EQUITY	2,258	10,722		12,980
LIABILITIES
Non-Current Liabilities
Trade and other payables	255	-		255
Borrowings	3,736	-		3,736
Derivative financial instruments	265	-		265
Deferred income tax liabilities	51	5,779	c)	5,830
Salaries and social security liabilities	2	-		2
Provision allowances	374	(345)	d)	29
Total Non-current Liabilities	4,683	5,434		10,117
Current Liabilities
Trade and other payables	896	-		896
Salaries and social security liabilities	123	-		123
Income tax and MPIT liabilities	135	-		135
Borrowings	1,237	-		1,237
Derivative financial instruments	238	-		238
Provision allowances	52	-		52
Total Current Liabilities	2,681	-		2,681
TOTAL LIABILITIES	7,364	5,434		12,798
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	9,622	16,156		25,778

IRSA Inversiones y Representaciones Sociedad Anónima

b.5. Statement of Financial Position as of July 1, 2014:

	07.01.2014 (originally issued)	07.01.2014(adjustment)		07.01.2014(recast)
ASSETS
Non-current Assets
Investment properties	3,270	12,526	a)	15,796
Property, plant and equipment	219	-		219
Trading properties	130	1	b)	131
Intangible assets	124	-		124
Investments in associates and joint ventures	2,261	326	c)	2,587
Deferred income tax assets	369	(328)	d)	41
Income tax and MPIT credit	110	-		110
Trade and other receivables	92	-		92
Investments in financial assets	275	-		275
Total Non-current Assets	6,850	12,525		19,375
Current Assets
Trading properties	5	-		5
Inventories	17	-		17
Income tax and MPIT credit	16	-		16
Group of assets held for sale	1,358	291	b)	1,649
Trade and other receivables	707	-		707
Investments in financial assets	234	-		234
Derivative financial instruments	13	-		13
Cash and cash equivalents	610	-		610
Total Current Assets	2,960	291		3,251
TOTAL ASSETS	9,810	12,816		22,626
SHAREHOLDERS’ EQUITY
Share Capital	574	-		574
Treasury shares	5	-		5
Inflation adjustment of share capital and treasury shares	123	-		123
Share premium	793	-		793
Legal reserve	117	-		117
Special reserve	375	2,751		3,126
Cost of treasury shares	(38)	-		(38)
Changes in non-controlling interest	(22)	5		(17)
Reserve for share-based payments	53	-		53
Reserve for new developments	414	-		414
Cumulative translation adjustment reserve	399	120		519
(Accumulated deficit) / Retained earnings	(785)	5,336		4,551
Total attributable to equity holders of the parent	2,008	8,212	e)	10,220
Non-controlling interest	548	450	f)	998
TOTAL SHAREHOLDERS’ EQUITY	2,556	8,662		11,218
LIABILITIES
Non-Current Liabilities
Trade and other payables	202	-		202
Borrowings	3,756	-		3,756
Derivative financial instruments	321	-		321
Deferred income tax liabilities	346	4,200	d)	4,546
Salaries and social security liabilities	4	-		4
Provision allowances	206	(177)	c)	29
Total Non-current Liabilities	4,835	4,023		8,858
Current Liabilities
Trade and other payables	679	-		679
Group of liabilities held for sale	807	131	b)	938
Salaries and social security liabilities	99	-		99
Income tax and MPIT liabilities	65	-		65
Borrowings	737	-		737
Derivative financial instruments	14	-		14
Provision allowances	18	-		18
Total Current Liabilities	2,419	131		2,550
TOTAL LIABILITIES	7,254	4,154		11,408
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	9,810	12,816		22,626

Explanation of the changes in the Statement of Financial Position

a)
It corresponds to the net change in the fair value of investment property, the elimination of depreciation expense and, if applicable, the valuation adjustment for transfers to other items (see point b)).
b)
It corresponds to the valuation adjustment of transfers of investment properties to these line (see note 2.6).
c)
It relates to change in the value, as per the equity method, in associates and joint ventures after applying the change to equity in the accounting policy implemented by the Group.
d)
It represents the tax impact on the above items, as applicable.
e)
Corresponds to the effect of the aforementioned items on equity attributable to the shareholders of the parent company. See Note 17.
f)
Corresponds to the effect of previous concepts attributable to non-controlling interest.

IRSA Inversiones y Representaciones Sociedad Anónima

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

(d)
Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘Ps.’, are millions of Argentine Pesos, references to ‘US$’ or ‘US Dollars’ are millions of US Dollars and references to "NIS" are millions of New Israeli Shekel.

(e)
Fiscal year-end

The fiscal year begins on July 1st and ends on June 30 of each year.

(f)
Accounting criteria

The Consolidated Financial Statements have been prepared under historical cost criteria, except for investment properties, financial assets and financial liabilities (including derivative instruments), financial assets held for sale and share-based compensation, which were measured at fair value.

(g)
Reporting cash flows

The Group reports operating activities cash flows using the indirect method. Interest paid is presented within financing activities. Interest received is presented within investing activities. The acquisitions and disposals of investment properties are disclosed within investing activities as this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed within operating activities because these items are sold in the ordinary course of business.

(h)
Use of estimates

The preparation of Financial Statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the year. Actual results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimations and significant judgments are described in Note 3.

2.2.
New accounting standards

The following standards, amendments and interpretations have been issued by the IASB and by the IFRIC. Below we outline the standards, amendments and interpretations that may potentially have an impact on the Group at the time of application.

IRSA Inversiones y Representaciones Sociedad Anónima

Amendments to IAS 40 "Transfers of Investment Properties". The amendments clarify the conditions that should be met for an entity to transfer a property to, or from, investment properties. Becomes effective for fiscal years beginning on January 1, 2018, that is, in the case of the Group for the fiscal year ended on June 30, 2019. Earlier adoption is permitted. The Group is currently assessing the impact of the amendments on its Financial Statements.

Cycle of annual improvements 2014-2016. IFRS 12 “Disclosure of Interests in other entities”. Clarifies the standard scope. Becomes effective for fiscal years beginning on January 1, 2017, that is, in the case of the Group for the fiscal year ended on June 30, 2018. Earlier adoption is permitted. The Group is currently assessing the impact of the amendments on its Financial Statements.

Cycle of annual improvements 2014-2016. IAS 28 “Investments in Associates and Joint ventures”. It clarifies that the option to measure an associate or a joint venture at fair value for a qualifying entity is available upon initial recognition. Becomes effective for fiscal years beginning on January 1, 2018, that is, in the case of the Group for the fiscal year ended on June 30, 2019. Earlier adoption is permitted. The Group is currently assessing the impact of the amendments on its Financial Statements.

IFRS 16 "Leases". Will supersede IAS 17 currently in force (and associated interpretations) and its scope includes all leases, with a few specific exceptions. Under the new standard, lessees are required to account for leases under one single model in the balance sheet that is similar to the one used to account for financial leases under IAS 17. There are two exceptions to this rule: to recognize the lease of low-cost assets (for example, personal computers) and short-term leases (for instance, leases for a 12-month or shorter term). As regards the lease commencement date, the lessee shall recognize the obligation to make rental payments (for instance, leases payable) and an asset that represents the right to use the leased asset during the term of the lease agreement (rights of use). There is almost no changes to lessor accounting. Becomes effective for fiscal years beginning on January 1, 2019, that is, in the case of the Group for the fiscal year ended on June 30, 2020. It may be applied earlier provided IFRS 15 is also adopted. The Group is currently assessing the impact of the amendments on its Financial Statements.

Amendments to IAS 7 "Disclosure initiative". Amendments provide that the entity shall disclose information so that users of the Financial Statements may assess the changes in liabilities resulting from financing activities, including both cash-flow and non-cash-flow derivatives. Becomes effective for fiscal years beginning on January 1, 2017, that is, in the case of the Group for the fiscal year ended on June 30, 2018. Comparative information for prior fiscal years is not mandatory. Earlier adoption is permitted. The Group is currently assessing the impact of the amendments on its Financial Statements.

Amendments to IAS 12 "Recognition of deferred tax assets for unrealized losses". The amendments clarify the accounting of deferred income tax assets in the case of unrealized losses on instruments measured at fair value. Becomes effective for fiscal years beginning on January 1, 2017, that is, in the case of the Group for the fiscal year ended on June 30, 2018. Earlier adoption is permitted. The Group is currently assessing the impact of the amendments on its Financial Statements.

IFRS 9 “Financial Instruments”. Adds a new impairment model based on expected losses and introduces some minor amendments to the classification and measurement of financial assets. The new standard replaces all previous versions of IFRS 9 and becomes effective for fiscal years starting on or after January 1, 2018, that is, in the case of the Group for Financial Statements ended on June 30, 2019. The Group is currently assessing the impact of the amendments on its Financial Statements.

IFRS 15 “Revenues from contracts with customers”. Replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programs”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets from Customers” and SIC 31 “Revenue - Barter Transactions Involving Advertising Services”. Provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of obligations assumed with customers. Applies to all contracts with customers, other than those covered by other IFRSs, such as leases, insurance and financial instruments contracts. The standard does not address recognition of interest or

IRSA Inversiones y Representaciones Sociedad Anónima

dividend income. IFRS 15 becomes effective for all fiscal years beginning as from January 1st, 2018, that is, for Financial Statements ended on June 30, 2019 and may be adopted earlier. Application is retroactive. As of the date of these Consolidated Financial Statements, the Group is assessing the impact that this standard will have on its financial position and the results of operations.

Amendments to IFRS 2 "Share-based Payment". The amendments clarify the scope of the standard in relation to (i) accounting of the effects that the concession consolidation conditions have on cash settled share-based payments, (ii) the Classification of the share-based payment transactions subject to net settlement, and (iii) accounting for the amendment of terms and conditions of the share-based payment transaction that reclassifies the transaction from cash settled to equity settled. Becomes effective for fiscal years beginning on January 1, 2018, that is, in the case of the Group for the fiscal year ended on June 30, 2019. Earlier adoption is permitted. The Group is currently assessing the impact of the amendments on its Financial Statements.

On the issue date of these Consolidated Financial Statements, there are no other standards, amendments and interpretations issued by the IASB of the IFRIC that are yet to become effective and that are expected to have a material effect on the Group.

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

The Group recognizes any non-controlling interest in the acquire on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The Group chooses the method to be used on a case-by-case base.

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

The Group conducts its business through several operating and investment companies, the principal are listed below:

IRSA Inversiones y Representaciones Sociedad Anónima

			% of ownership interest held by the Group
Name of the entity	Country	Main activity	06.30.2017	06.30.2016	06.30.2015
IRSA's direct interest:
IRSA CP (1)	Argentina	Real estate	94.61%	94.61%	95.80%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.	Argentina	Hotel	80.00%	80.00%	80.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Solares de Santa María S.A. (3)	Argentina	Real estate	-	-	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Unicity S.A. (3)	Argentina	Investment	-	-	100.00%
IRSA CP's direct interest:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A. (4)	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.92%	99.14%	99.14%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	-	-
Tyrus S.A.'s direct interest:
DFL (4)	Bermudas	Investment	91.57%	91.57%	91.57%
I Madison LLC	USA	Investment	100.00%	100.00%	100.00%
IRSA Development LP	USA	Investment	100.00%	100.00%	100.00%
IRSA International LLC	USAs	Investment	100.00%	100.00%	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Liveck S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group IV LP (REIG IV)	Bermudas	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group V LP	Bermudas	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%	100.00%	100.00%
Efanur S.A.'s direct interest:
Real Estate Strategies LP	Bermudas	Investment	66.83%	66.83%	66.83%
DFL's direct interest:
IDB Development Corporation Ltd.	Israel	Investment	68.28%	68.28%	-
IDBD's direct interest:
Discount Investment Corporation Ltd. (5)	Israel	Investment	77.25%	76.43%	-
IDB Tourism (2009) Ltd.	Israel	Tourism services	100.00%	100.00%	-
IDB Group Investment Inc.	Israel	Investment	100.00%	100.00%	-
DIC's direct interest:
Property & Building Corporation Ltd.	Israel	Investment	64.44%	76.45%	-
Shufersal Ltd.	Israel	Investment	54.19%	52.95%	-
Koor Industries Ltd.	Israel	Investment	100.00%	100.00%	-
Cellcom Israel Ltd. (6)	Israel	Investment	42.26%	41.77%	-
Elron Electronic Industries Ltd.	Israel	Investment	50.32%	50.32%	-
Bartan Holdings and Investments Ltd.	Israel	Investment	55.68%	55.68%	-
Epsilon Investment House Ltd.	Israel	Investment	68.75%	68.75%	-

(1) Includes interest held through Tyrus S.A. On October 27, 2017, we reported that it has been completed the sale in the secondary market of 2,560,000 ADSs of IRSA CP, which represent 8.1% of IRSA CP. IRSA holds, after the executed transaction, a 86.5% equity interest in IRSA PC. For more information please see “Recent developments – Selling of IRSA CP’ ADSs.”
(2)
The Company has consolidated the investment in Llao Llao Resorts S.A. considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.
(3) Were merged on July 1, 2015.
(4) Includes interest held through Ritelco S.A..
(5) Includes Tyrus's equity interest held through DFL.
(6)
DIC considers it exercises effective control over Cellcom because DIC is the group with the higher percentage of votes vis-à-vis other shareholders, also taking into account the historic voting performance in the Shareholders’ Meetings.

IRSA Inversiones y Representaciones Sociedad Anónima

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant.

(b)
Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – i.e., as transactions with the owners in their capacity as owners. The recorded value corresponds to the difference between the fair value of the consideration paid and/or receive and the relevant share acquired and/or transferred of the carrying value of net assets of the subsidiary.

(c)
Disposal of subsidiaries with loss of control

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

As of each year-end or upon the existence of evidence of impairment, a determination is made as to whether there is any objective indication of impairment in the value of the investments in associates. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the Associates and its carrying value and recognizes the amount adjacent to "Share of profit / (loss) of associates and joint ventures " in the Statement of Income.

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

Investments in joint ventures are accounted for under the equity method. Under the equity method of accounting, interests in joint ventures are initially recognized in the Consolidated Statements of Financial Position at cost and adjusted

IRSA Inversiones y Representaciones Sociedad Anónima

thereafter to recognize the Group’s share of post-acquisition profits or losses in the Statements of Income and Other Comprehensive Income.

The Group determines at each reporting date whether there is any objective evidence that the investment in a joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes the amount adjacent to "Share of profit / (loss) of associates and joint ventures" in the Statement of Income.

2.4.
Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision-Maker (“CODM”), responsible for allocating resources and assessing performance. The operating segments are described in Note 6.

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

2.6.
Investment properties

Investment properties are those properties owned by the Group that are held either to earn long-term rental income or for capital appreciation, or both, and that are not occupied by the Group for its own operations. Investment property also includes property that is being constructed or developed for future use as investment property.

IRSA Inversiones y Representaciones Sociedad Anónima

The Group also classifies as investment properties land whose future use has not been determined yet. The Group’s investment properties primarily comprise the Group’s portfolio of shopping malls and offices, certain property under development and undeveloped land.

Where a property is partially owner-occupied, with the rest being held for rental income or capital appreciation, the Group accounts for the portions separately. The portion that is owner-occupied is accounted for as property, plant and equipment under IAS 16 “Property, Plant and Equipment” and the portion that is held for rental income or capital appreciation, or both, is treated as investment properties under IAS 40 “Investment Properties”.

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

Borrowing costs associated with properties under development or undergoing major refurbishment are capitalized. The finance cost capitalized is calculated using the Group’s weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Finance cost is capitalized from the commencement of the development work until the date of practical completion. The capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Finance cost is also capitalized on the purchase cost of land or property acquired specifically for redevelopment in the short term but only where activities necessary to prepare the asset for redevelopment are in progress.

After initial recognition, investment property is carried at fair value. Investment property that is being redeveloped for continuing use as investment property or for which the market has become less active continues to be measured at fair value. Investment properties under construction are measured at fair value if the fair value is considered to be reliably determinable. On the other hand, properties under construction for which the fair value cannot be determined reliably, but for which the Group expects it to be determinable when construction is completed, are measured at cost less impairment until the fair value becomes reliably determinable or construction is completed, whichever is earlier.

Fair values are determined differently depending on the type of property being measured.

Generally, for the Operations center in Argentina, fair value of office buildings and land reserves is based on active market prices, adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods, such as recent prices on less active markets or discounted cash flow projections.

The fair value of the Group’s portfolio of Shopping Malls is based on discounted cash flow projections. This method of valuation is commonly used in the shopping mall industry in the region where the Group conducts its operations.

Fair value of office building for the Operations center in Israel is based on discounted cash flow projections.

As required by CNV Ruling 576/10, valuations are performed as of the financial position date by accredited externals appraisers who have recognized professional qualifications and have recent experience in the location and category of the investment property being valued. These valuations form the basis for the carrying amounts in the Consolidated Financial Statements. The fair value of investment property reflects, among other things, rental income from current leases and other assumptions market participants would make when pricing the property under current market conditions.

IRSA Inversiones y Representaciones Sociedad Anónima

Subsequent expenditures are capitalized to the asset’s carrying amount only when it is probable that future economic benefits associated with the expenditure will flow to the Group and the cost can be measured reliably. All other repairs and maintenance costs are expensed when incurred. When part of an investment property is replaced, the carrying amount of the replaced part is derecognized.

Changes in fair values are recognized in the Statement of Income under the line item “Net gain from fair value adjustments of investment properties”.

Asset transfers, including assets classified as investments properties which are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the Group, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes, where investment property is transferred to property for sale; c) the end of Group occupation, where it is transferred from Property, plant and equipment to investment properties; or d) commencement of an operating lease transaction with a third party, where properties for sale are transferred to investment property. The value of the transfer is the one that the property had at the time of the transfer and subsequently is valued in accordance with the accounting policy related to the item.

The Group may sell its investment property when it considers that such property no longer forms part of the lease business. The carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the Statement of Income in the line “Net gain from fair value adjustments of investment properties”.

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. The disposal of properties is recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are accounted for when title to property passes to the buyer and the buyer intends to make the respective payment therefor. In the case of conditional agreements, where such conditions have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line "Other operating results, net" in the Statement of Income at the time they are incurred.

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

All property, plant and equipment (“PPE”) is stated at acquisition cost less depreciation and accumulated impairment, if any. The acquisition cost includes expenditure that is directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and property is in conditions to start operating.

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

The remaining useful life as of June 30, 2017 is as follows:

Buildings and facilities	Between 5 and 50 years
Machinery and equipment	Between 3 and 24 years
Communication networks	Between 4 and 20 years
Others	Between 3 and 25 years

As of each fiscal year-end, an evaluation is performed to determine the existence of indicators of any decrease in recoverable value or useful life of assets. If there are any indicators, the recoverable amount and/or residual useful life of impaired asset(s) is estimated, and an impairment adjustment is made, if applicable. As of each fiscal year-end, the residual useful life of assets is estimated and adjusted, is necessary.

Gains from the sale of these assets are recognized when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange, generally when legal title passes to the buyer and it is probable that the buyer will pay. For conditional exchanges, sales are recognized when these conditions are satisfied. Gains and losses on disposals are determined by comparing the proceeds net of direct expenses related to such sales, with the carrying amount as of the date of each transaction. Gains and losses from the disposal of property, plant and equipment items are recognized within “Other operating results, net” in the Statement of Income.

2.8.
Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement.

A Group company is the lessor:

Properties leased out to tenants under operating leases are included in “Investment Properties” in the Statement of Financial Position. See Note 2.23 for the recognition of rental income.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

Goodwill is not amortized but tested for impairment at each fiscal year-end, or more frequently if there is an indication of impairment.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, referred to as cash-generating units (“CGU”). In order to determine whether any impairment loss should be recognized, the book value of CGU or CGU groups is compared against its recoverable value. Net book value of CGU and CGU groups include goodwill and assets with limited useful life (such as, investment properties, property, plant and equipment, intangible assets and working capital).

If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill are not reversed in a subsequent period.

The recoverable amount of a CGU is the higher of the fair value less costs-to-sell and the value-in-use. The fair value is the amount at which a CGU may be sold in a current transaction between unrelated, willing and duly informed parties. Value-in-use is the present value of all estimated future cash flows expected to be derived from CGU or CGU groups.

(b)
Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of three years. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

(c)
Branding and client relationships

This relates to the fair value of brands and client relationships arising at the time of the business combination with IDBD. They are subsequently valued at cost, less the accumulated amortization or impairment. Client relationships have a twelve-year useful life, while one of the brands have an indefinite useful life and the other ten-year useful life.

(d)
Right to receive future units under barter agreements

The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land. The Group generally receives monetary assets as part of the transactions and/or a right to receive future units to be constructed by developers. Such rights are initially recognized at cost (which is the fair value of the land assigned) and are not adjusted later, unless there is any sign of impairment.

At the date of each Statements of Financial Position, the Group reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss.

IRSA Inversiones y Representaciones Sociedad Anónima

2.10.
Trading properties

Trading properties comprises those properties either intended for sale or in the process of construction for subsequent sale. Trading properties are carried at the lower of cost and net realizable value. Where there is a change in use of investment properties evidenced by the commencement of development with a view to sale, the properties are reclassified as trading properties at cost, which is the carrying value at the date of change in use. They are subsequently carried at the lower of cost and net realizable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the trading properties to their present location and condition.

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

2.12.
Financial instruments

The Group classifies financial assets in the following categories: those to be measured subsequently at fair value, and those to be measured at amortized cost. This classification depends on whether the financial asset is an equity investment or a debt investment.

Debt investments

A debt investment is classified at amortized cost only if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms give rise on specified dates to cash derived solely from payments of principal and interest due on the principal outstanding. The nature of any derivatives embedded in the debt investment are considered in determining whether the cash derives solely from payment of principal and interest due on the principal outstanding and are not accounted for separately.

If either of the two criteria mentioned in the previous paragraph is not met, the debt instrument is classified at fair value through profit or loss. The Group has not designated any debt investment as measured at fair value through profit or loss to eliminate or significantly reduce an accounting mismatch. Changes in fair values and gains from disposal of financial assets at fair value through profit or loss are recorded within “Financial results, net” in the Statement of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Equity investments

All equity investments, which are neither subsidiaries nor associate companies nor joint venture of the Group, are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Group decided to recognize changes in fair value of equity investments through changes in profit or loss.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value though profit or loss are expensed in the Statement of Income.

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

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) can be reliably estimated. The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

Financial assets and liabilities are offset, and the net amount reported in the statement of financial position, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.13.
Derivative financial instruments and hedging activities and options

Derivative financial instruments are initially recognized at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group manages exposures to various risks using hedging instruments that provide coverage. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used put and call options, foreign currency future and forward contracts and interest rate swaps, as appropriate.

The Group’s policy is to apply hedge accounting where it is permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9.

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

The stock call options involving shares of subsidiaries agreed at a fixed price are accounted for under shareholders’ equity.

IRSA Inversiones y Representaciones Sociedad Anónima

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

An allowance for doubtful accounts is recorded where there is objective evidence that the Group may not be able to collect all receivables within their original payment term. Indicators of doubtful accounts include significant financial distress of the debtor, the debtor potentially filing a petition for reorganization or bankruptcy, or any event of default or past due account.

In the case of larger non-homogeneous receivables, the impairment provision is calculated on an individual basis.

The Group collectively evaluates smaller-balance homogeneous receivables for impairment. For that purpose, they are grouped on the basis of similar risk characteristics, and account asset type, collateral type, past-due status and other relevant factors are taken into account.

The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of a separate account, and the amount of the loss is recognized in the Statements of Income within “Selling expenses”. Subsequent recoveries of amounts previously written off are credited against “Selling expenses” in the Statements of Income.

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
Provision

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

IRSA Inversiones y Representaciones Sociedad Anónima

The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel´s experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material adverse effect on its results of operations and financial condition or liquidity.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized in the Statements of Income.

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

2.20.
Employee benefits

(a)
Defined contribution plans

The Group operates a defined contribution plan, which is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current year or prior periods. The contributions are recognized as employee benefit expense in the Statements of Income in the fiscal year they are due.

(b)
Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or as a result of an offer made to encourage voluntary termination as a result of redundancy.

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

(e)
Share-based payments

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

The fair value of the share-based payment is expensed and charged to income under the straight-line method over the vesting period in which the right to the equity instrument becomes irrevocable (“vesting period”); such value is based on the best available estimate of the number of equity instruments expected to vest. Such estimate is revised if subsequent information available indicating that the number of equity instruments expected to vest differs from original estimates.

(f)
Other long-term benefits

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

Current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the date of the Statements of Financial Position in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

IRSA Inversiones y Representaciones Sociedad Anónima

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence, deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the Statements of Financial Position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or else, there are sale plans in the foreseeable.

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

2.22.
Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are not included.

2.23.
Revenue recognition

Group's revenue is measured at the fair value of the consideration received or receivable.

Revenue from the sale of property is recognized when: (a) material risks and benefits derived from title to property have been transferred; (b) the Company does not retain any management function on the assets sold nor does it have any control whatsoever on such assets; (c) the amount of revenues and costs associated to the transaction may be measured on a reliable basis; and (d) the Company is expected to accrue the economic benefits associated to the transaction.

Revenue derived from the provision of services is recognized when: (a) the amount of revenue and costs associated to services may be measured on a reliable basis; (b) the Company is expected to accrue the economic benefits associated to the transaction, and (c) the level of completion of services may be measured on a reliable basis.

●
Rental and services - Shopping malls portfolio

Revenues derived from business activities developed in the Group’s shopping malls mainly include rental income under operating leases, admission rights, commissions and revenue from several complementary services provided to the Group’s lessees.

Rental income from shopping mall, admission rights and commissions, are recognized in the Statements of Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

Contingent rents, i.e. lease payments that are not fixed at the inception of a lease, are recorded as income in the periods in which they are known and can be determined. Rent reviews are recognized when such reviews have been agreed with tenants.

IRSA Inversiones y Representaciones Sociedad Anónima

The Group´s lease contracts also provide that common area maintenance charges and collective promotion funds of the Group’s shopping malls are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance charges include all expenses necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area expense. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

●
Rental and services - Offices and other rental properties

Rental income from offices and other rental properties include rental income from office leased out under operating leases, income for services and expenses recovery paid by tenant.

Rental income from offices and other rental properties is recognized in the Statements of Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

A substantial portion of the Group’s leases require the tenant to reimburse the Group for a substantial portion of operating expenses, usually a proportionate share of the allocable operating expenses. Such property operating expenses includes necessary expenses such as property operating, repairs and maintenance, security, janitorial, insurance, landscaping, leased properties and other administrative expenses, among others. The Group manages its own rental properties. The Group makes the original payment for these expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. The Group accrues reimbursements from tenants as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

●
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

IRSA Inversiones y Representaciones Sociedad Anónima

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

●
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

2.24.
Cost of sales

The cost of sales of supermarkets, includes the acquisition costs for the products less discounts granted by suppliers, as well as all expenses associated with storing and handling inventories. It also includes operational and management costs for shopping malls held by the Group as part of its real estate investments.

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

When any Group´s subsidiary purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects, is included in equity.

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

IRSA Inversiones y Representaciones Sociedad Anónima

2.26.
Comparability of information

As required by IFRS 3, the information of IDBD is included in the Consolidated Financial Statements of the Group as from takeover was secured, that is from October 11, 2015, and the prior periods are not modified by this situation. Therefore, the consolidated financial information for periods after the acquisition is not comparable with prior periods. Additionally, results for the fiscal year ended June 30, 2017 includes 12 full months of results from IDBD, for the period beginning April 1st 2016 through March 31, 2017, while results for the fiscal year ended June 30, 2016 includes the results from IDBD for the period beginning October 11, 2015 through March 31, 2016; both adjusted for significant transactions that took place between April 1st. and June 30, 2016 and 2017, respectively, such as change in fair value of financial instruments, issuance of debentures, sale of significant assets, transactions with non-controlling shareholders, and any other significant transaction . Hence, the result for the reported periods are not comparable.

Furthermore, during the fiscal year ended as of June 30, 2016, the Argentine Peso devalued against the US Dollar and other currencies by around 65%, which has an impact in comparative information presented in the Financial Statements, due mainly to the currency exposure of our income and costs from the "offices and other properties" segment, and our assets and liabilities in foreign currency.

Certain items from prior fiscal years have been reclassified for consistency purposes. The loans granted to associates and joint ventures, with features of long-term investments, are considered part of the investment in such associates and joint ventures; as a result, financial income derived from those loans have been reclassified to present them net, with the share of profit of associates and joint-ventures in the amount of Ps. 116. The group considers that it is more accurate and provides more relevant information to users of Financial Statements.

2.27.
Out-of-period adjustment

During the fiscal year ended June 30, 2017, the Group reclassified Ps. 31 into intangible assets, Ps. 224 into investment property, Ps. 59 into deferred tax liabilities and Ps. 133 into non-controlling interests, with modifications to such items by those amounts for the previous fiscal year. These adjustments were not material to the Financial Statements previously issued, and are not material to these Consolidated Financial Statements, either individually or as a whole.

IRSA Inversiones y Representaciones Sociedad Anónima

3.
Significant judgments, key assumptions and estimates

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

Estimation	Main assumptions	Potential implications	Main references
Business combination - Allocation of acquisition prices	Assumptions regarding timing, amount of future revenues and expenses, revenue growth, expected rate of return, economic conditions, discount rate, among other.	Should the assumptions made be inaccurate, the recognized combination may not be correct.	Note 4 – Acquisitions and dispositions
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
Business continuity of cash-generating units.
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
		Accounting treatment of investments as subsidiaries (consolidation) or associates (equity method)	Note 2.3
Estimated useful life of intangible assets and property, plant and equipment	Estimated useful life of assets based on their conditions.	Recognition of accelerated or decelerated depreciation by comparison against final actual earnings (losses).	Note 11 – Property, plant and equipment Note 13 – Intangible assets
Fair value valuation of investment properties	Fair value valuation made by external appraisers and valuators. See Note 10.	Incorrect valuation of investment property values	Note 10 – Investment properties
Income tax
The Group estimates the income tax amount payable for transactions where the Treasury’s Claim cannot be clearly determined.
Additionally, the Group evaluates the recoverability of assets due to deferred taxes considering whether some or all of the assets will not be recoverable.
		Upon the improper determination of the provision for income tax, the Group will be bound to pay additional taxes, including fines and compensatory and punitive interest.	Note 21 – Taxes
Allowance for doubtful accounts	A periodic review is conducted of receivables risks in the Group’s clients’ portfolios. Bad debts based on the expiration of account receivables and account receivables’ specific conditions.	Improper recognition of charges / reimbursements of the allowance for bad debt.	Note 15 – Trade and other receivables
Level 2 and 3 financial instruments
Main assumptions used by the Group are:
● Discounted projected income by interest rate
● Values determined in accordance with the shares in equity funds on the basis of its Financial Statements, based on fair value or investment assessments.
● Comparable market multiple (EV/GMV ratio).
● Underlying asset price (Market price); share price volatility (historical) and market interest-rate (Libor rate curve).
		Incorrect recognition of a charge to income / (loss).	Note 14 – Financial instruments by category
Probability estimate of contingent liabilities.	Whether more economic resources may be spent in relation to litigation against the Group; such estimate is based on legal advisors’ opinions.	Charge / reversal of provision in relation to a claim.	Note 19 – Provisions

IRSA Inversiones y Representaciones Sociedad Anónima

4.
Acquisitions and disposals

Operations Center in Argentina

A. Acquisition of equity interest in EHSA

On July 2016, the Group, through IRSA CP, acquired 20% of the share of EHSA, a company of which it already owned 50%, and 1.25% of the share of ENUSA. The amount paid was Ps. 53. As a result, the Group now holds 70% of the share capital and voting stock of EHSA. In addition, EHSA holds, both directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. Furthermore, OASA holds 50% of the voting stock of LRSA, a company that holds the rights to commercially operate the emblematic "Predio Ferial de Palermo" in the Autonomous City of Buenos Aires, where the SRA holds the remaining 50%.

The following chart shows the consideration, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

July 2016
Fair value of identifiable assets and assumed liabilities:
Investments in joint ventures	(107)
Trade and other receivables	(97)
Borrowings	55
Deferred income tax	6
Income tax and MPIT liabilities	1
Trade and other payables	13
Provisions	2
Cash and cash equivalents acquired	(7)
Total net identifiable assets	(134)
Non-controlling interest	40
Goodwill	(26)
Total	(120)
Fair value of the interest held before the business combination	67
Total consideration	(53)

B.
Condor

In January 2017, Condor issued 150,540 new warrants in favor of RES with the right to one share each, at an exercise price of 0.001 US$ per share, maturing in January 2019. The new warrants replace the previous 3,750,000 warrants, which granted a right to one share each, at an exercise price of 1.92 US$ per share, maturing on January 31, 2017. It should be noted that the new warrants cannot be exercised if the interest in Condor exceed 49.5% as a result of the exercise. Additionally, the Group exercised the conversion right of the 3,245,156 series D preferred shares (with a par value of 10 US$ per share) held by RES, converting them into 20,282,225 common shares of Condor (with a par value of 0.01 US$ per share), i.e., at the conversion price established of 1.60 US$ per share, which represents a total value of US$ 32.4. Besides, it received 487,738 series E preferred shares that can be converted into common shares at 2.13 US$ per share as from February 28, 2019, and pay dividends on a quarterly basis at an annual rate of 6.25%. RES allocated the considerations paid among the different identifiable net assets of Condor; as a result, it recognized a higher value for property, plant and equipment, a lower value of loans and goodwill in the amount of US$ 5.69, US$ 0.27 and US$ 6.37, respectively.

During February, Condor’s Board of Directors approved a reverse stock split, consisting of 1 (one) common share for every 6.5 shares issued and outstanding, which was carried out after the market closing on March 15, 2017. The par value of the shares remained at 0.01 US$ per share, while the conversion price of series E preferred shares became 13.845 US$ per share and the exercise price of the warrants became US$ 0.0065. During March, Condor made a public offering of its shares, which resulted in the issuance of 4,772,500 new shares (including 622,500 additional shares for the exercise of one call option granted to the subscribers), at a price of 10.50 US$ per share. The Group did not take part in it.

IRSA Inversiones y Representaciones Sociedad Anónima

As a consequence of the events described above, as of June 30, 2017, the Group held 3,314,453 common shares of Condor representing roughly 28.5% of the Company’s share capital and voting rights. It also held 487,738 series E preferred shares, 23,160 warrants and a promissory note convertible into 97,269 common shares (at 10.4 US$ per share). The Board of Directors of Condor is formed by 4 directors of the company, 3 directors appointed by Stepstone Real Estate and 2 independent directors. In addition, the voting power held by the company in Condor amounts to 49%, thus keeping significant influence.

C.
Purchase of Philips Building

On June 5, 2017, the Group through IRSA CP acquired the Philips Building located in Saavedra, Autonomous City of Buenos Aires, next to the DOT Shopping Mall. The building has a constructed area of 10,142 square meters and is intended for office development and lease. The acquisition price was US$ 29 million, which was fully paid up as of June 30, 2017. Furthermore, IRSA CP has signed a bailment contract with the seller for a term of 7 months and 15 days, which expires automatically on January 19, 2018.

D.
Acquisition of additional interest in BHSA

During the year ended June 30, 2015, the Group acquired 3,289,029 additional shares of BHSA in a total amount of Ps. 14.2, thus increasing its interest in such company from 29.77% to 29.99%, without consideration of treasury shares. During the year ended June 30, 2016, the Group sold 1,115,165 shares of BHSA in a total amount of Ps. 7.7, thus decreasing its interest to 29.91%, without consideration of treasury shares.

E.
BACS

The Group through Tyrus, subscribed a purchase agreement of shares of BACS, representing an interest of 6.125%. The acquisition price was US$ 1.35. On August 24, 2016 the transaction was approved by the BCRA.

On June 17, 2015, the Group, through IRSA, subscribed Ps. 100 nominal value of BACS’ Convertible Notes. On June 21, 2016 we notified BACS the exercise of our right to convert all of the convertible notes into common shares. On February 7, 2017, the BCRA approved the conversion whereby IRSA was given 25,313,251 shares of BACS. As a result, as of June 30, 2017, the Group holds an interest of 37.72% in BACS.

F.
Rigby capital reduction

During fiscal year 2015, Rigby reduced its capital stock by distributing the gain from the sale of Madison building among existing shareholders, proportionally to their shareholdings. The total amount distributed was US$ 103.8, of which the Group received US$ 77.4 (US$ 26.5 through IRSA International and US$ 50.9 through IMadison LLC) and US$ 26.4 were distributed to other shareholders. As a result of such reduction, the Group has decided to reverse the corresponding accumulated conversion difference on a pro rata basis, which amounted to Ps. 219. This reversal has been recognized in the line “Other operating results, net" in the Statements of income.

Operations Center in Israel

A.
Sale of Adama

In 2011, Koor (a wholly own subsidiary of DIC) sold 60% of Adama’s shares to China National Agrochemical Corporation (“ChemChina”) and was also granted a non-recourse loan in the aggregate amount of US$ 960, which was secured by the remaining 40% of ADAMA shares held by Koor as of June 30, 2016.

IRSA Inversiones y Representaciones Sociedad Anónima

On July 17, 2016 DIC announced to the market that it had accepted the offer by ChemChina for the acquisition of 40% of Adama’s shares which were held by Koor, a company indirectly controlled by IDBD through DIC. On August 2016, Koor and a subsidiary of ChemChina executed the corresponding agreement. The price of the transaction included a payment in cash of US$ 230 plus the total repayment of the non-recourse loan and its interests, which had been granted to Koor by a Chinese bank. On November 22, 2016, the sale transaction was finalized and Koor received cash in the amount of US$ 230. Our share in the results of Adama and the finance costs related to the hybrid financial instrument were retrospectively classified as discontinued operations in the Group’s Consolidated Statements of Income as from July 17, 2016 (Note 32). On June 30, 2017, the Company recorded a gain of Ps. 4,216 pursuant to the sale.

B.
Changes of interest in Shufersal

During the fiscal year ended June 30, 2017, the Group – through DIC and several transactions – increased its interest in Shufersal capital stock by 7.7% upon payment of a net amount of NIS 235 (equivalent to approximately Ps. 935) and in March 2017, DIC sold 1.38% of Shufersal in an amount of NIS 50 (equal to Ps. 210 as of that date). (Note 7)

C.
Share-holding increase in DIC

On September 23, 2016 Tyrus acquired 8,888,888 of DIC’s shares from IDBD for a total amount of NIS 100 (equivalent to Ps. 401 as of that date), which represent 8.8% of the Company’s outstanding shares at such date.

During March 2017, IDBD exercised all of DIC’s Series 5 and 6 warrants for nearly NIS 210 (approximately equivalent to Ps. 882 as of that date), thereby increasing its direct interest in DIC to nearly 70% of such company’s share capital as of that date and the Group's equity interest to 79.47%. Subsequently, third parties not related to the Group, exercised their warrants, thus diluting the Group’s interest in DIC to 77.25%.

D.
Partial sale of equity interest in PBC

DIC sold 12% of its equity interest in PBC for a total consideration of NIS 217 (approximately equivalent to Ps. 810); as a result, DIC’s interest in PBC has declined to 64.4%.

E.
Partial sale of equity interest in Gav Yam

On December 5, 2016, PBC sold 280,873 shares of its subsidiary Gav-Yam Land Corporation Ltd. for an amount of NIS 391 (equivalent to Ps. 1,616 as of that date). As a result of this transaction, the equity interest has decreased to 55.06%.

F.
Negotiations between Israir and Sun d'Or

On June 30, 2017 IDB Tourism was at an advanced stage of negotiations with Sun d’Or International Airlines Ltd. (“Sun d’Or”), a subsidiary of El Al Israel Airlines Ltd. ("El Al"), and on July 2, 2017 an agreement was signed, which consists of:

-
Israir will sell the aircrafts it owns through a sale and lease back agreement for an estimated value of US$ 70;
-
Israir will repay a loan owed to IDB Tourism in the amount of US$ 18;
-
Following the repayment of the loan and the sale of airplanes mentioned above, IDB Tourism will receive up to US$ 45 (which includes a loan of up to US$ 8.8 to be discharged through the distribution of dividends of Sun D’ Or), plus a 25% of Sun D´Or shares, with El Al holding a 75% of the shares of such company;
-
The parties will enter into a shareholder agreement that would give El Al a call option (and a sale option to IDB Tourism) for the acquisition of Sun D’Or’s shares in accordance with a price and terms that will be established in due course.

IRSA Inversiones y Representaciones Sociedad Anónima

As a consequence of this process, the Group’s Financial Statements as of June 30, 2017 present the investment in Israir as assets and liabilities held for sale, and a loss of nearly NIS 56 (approximately equivalent to Ps. 231 as of December 31, 2016 when it was reclassified to discontinued operation), as a result of measuring these net assets at the estimated recoverable value. The transaction is subject to (i) approval by the Anti-Trust Authority; (ii) Sun D´Or´s and Israir’s equity as of December 31, 2017 may not be negative in their related Financial Statements and Israir’s tangible equity should not be lower than US$ 7; (iii) the validity and effectiveness of licenses held by Israir as granted by the Civil Aviation Authority and Transportation Ministry; (iv) the sale of the airplanes indicated above; (v) the execution of collective bargaining agreements with pilots, etc. The transaction is expected to be finalized by the end of 2017.

G.
Agreement for New Pharm acquisition

On April 6, 2017, Shufersal entered into an agreement (the "agreement") with Hamashbir 365 Holdings Ltd. ("the seller" or "Hamashbir") for the purchase of the shares of New Pharm Drugstores Ltd. ("New Pharm"), representative of 100% of that Company’s share capital ("the shares sold"), for an amount of NIS 130 (equivalent to Ps. 611 as of the date of these Consolidated Financial Statements), payable upon execution of the transaction, which is subject to fulfillment of the following conditions; among others:

●
approval by the Antitrust Commission of Israel. If the approval is not obtained within 3 months following the date the request is filed (extendable for one additional month under certain circumstances), the agreement will be automatically invalidated, unless the parties agree on a term extension.
●
the release and invalidation of all the existing guarantees of New Pharm over the liabilities of the companies of Hamashbir Group, and the release and invalidation of all the existing guarantees of the companies of Hamashbir Group over the liabilities of New Pharm.

Upon execution of the agreement, a non-competition clause will be signed. As of the date of issuance of these Consolidated Financial Statements, not all of the mentioned conditions has been fulfilled.

On August 30, 2017, Shufersal and the seller agreed to extend the approval of the Anti-trust Authority until September 14, 2017 and the fulfillment of the conditions precedent and the delivery of Financial Statements until September 30, 2017. On September 6, 2017, the Anti-trust Commission approved the merger between Shufersal and New Pham subject to certain conditions. After the approval of the antitrust commission, on September 28, 2017, the parties signed an addendum to that agreement which states that nine New Pharm stores will be sold to a third party and a Shufersal store to another. The sale of New Pharm stores will be collected by New Pahrm prior to the merger, which changes the price of the transaction but not significantly. The last date to sign the sales agreement was stipulated to be on November 30, 2017 and the execution date on December 31, 2017.

H.
IDBD

a)
Control obtainment

On May 2014, the Group, acting indirectly through Dolphin, acquired jointly with ETH an aggregate number of 106.6 million common shares in IDBD, representing 53.30% of its stock capital, under the scope of the debt restructuring of IDBH, IDBD's parent company, with its creditors (the "Arrangement"). Under the terms of the agreement entered into, Dolphin acquired a 50% interest in this investment, and ETH acquired the remaining 50% (the "Shareholders' Agreement). The initial total investment amount was NIS 950, equivalent to approximately US$ 272 at the exchange rate prevailing on that date. On May 2015, ETH launched the BMBY mechanism provided in the Shareholders’ Agreement (clause which establishes that each party of the Shareholders’ Agreement may offer to the counterparty to acquire (or sell, as the case may be), the shares it holds in IDBD at a fixed price). On June 2015, Dolphin gave notice to ETH of its intention to buy all the shares of IDBD held by ETH.

After certain aspects of the offer were resolved through an arbitration process initiated by the parties, on September 24, 2015, the competent arbitrator resolved that: (i) Dolphin and IFISA (related Company to the Group) were entitled to act as buyers in the BMBY process, and consequently; (ii) the buyer would have the obligation to fulfil all of the commitments included in the seller’s Arrangement, including the commitment to carry out the Tender Offers; (iii) the buyer might pledged in favor of the Arrangement Trustees the shares that the seller had pledged to them. Notwithstanding the foregoing, there is an arbitration process going on between Dolphin and ETH in relation to certain issues connected to the control obtainment of IDBD. As of the date of these Consolidated Financial Statements, there are no other news in relation to the process which is still pending (Note 7).

IRSA Inversiones y Representaciones Sociedad Anónima

On October 11, 2015, the BMBY process concluded, and IFISA acquired all IDBD's shares of stock held by ETH (92,665,925 shares) at a price of NIS 1.64 per share. Consequently, the Shareholders' Agreement ceased and members of IDBD's Board of Directors representing ETH submitted their irrevocable resignation to the Board, therefore Dolphin was hence empowered to appoint the new members to the Board. Additionally, on the same date, Dolphin pledged the additional shares acquired.

Later on, following the exercise of the BMBY, Dolphin entered into an option agreement with IFISA that grants Dolphin the right, but not the obligation, to acquire 92,665,925 shares in IDBD which IFISA acquired in the BMBY process at a price of NIS 1.64 per share plus an annual interest rate of 8.5%. The exercise date for the option extends for two years. Additionally, Dolphin is entitled to a first refusal right in case that IFISA agrees to sell these shares to a third party. The option has no value as of June 30, 2017 and 2016.

As a consequence, the Group gained control of IDBD and started to consolidate Financial Statements as from that date. The following chart shows the consideration, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

10.11.15
Fair value of the interest in IDBD’s equity held before the business combination and warrants	1,416
Total consideration	1,416

10.11.15
Fair value of identifiable assets and assumed liabilities:
Investment properties	29,586
Property, plant and equipment	15,104
Intangible assets	6,603
Joint ventures and investment in associates	9,268
Financial assets and other assets held for sale	5,129
Trading properties	2,656
Inventories	1,919
Income tax credits	91
Trade and other receivables	9,713
Investments in financial assets	5,824
Cash and cash equivalents	9,193
Deferred income tax	(4,681)
Provisions	(969)
Borrowings	(60,306)
Derivative financial instruments, net	(54)
Income tax	(267)
Employee benefits	(405)
Trade and other payables	(19,749)
Total net identifiable assets	8,655
Non-controlling interest	(8,630)
Goodwill	1,391
Total	1,416

The group asses the fair value of the investment property with the assistance of qualified independent appraisers. As of the acquisition date, the Group estimates that recognized assets are recoverable. The value of the non-controlling interest in IDBD has been determined on a proportional basis to the fair value of net acquired assets and the fair value of warrants.

IRSA Inversiones y Representaciones Sociedad Anónima

Following the control of IDBD, the cumulative currency translation accumulated in shareholders’ equity from the interest held in IDBD before the business combination in the amount of Ps. 143 was recognized in the Statement of Income. Such result was disclosed under "Other operating results, net" line in the Statement of Income.

The revenues IDBD has generated since October 11, 2015 and that have been disclosed in the Consolidated Statement of Income amount to Ps. 28,229. IDBD has also run a net result of Ps. (1,643) during said period. If IDBD had been included in the consolidation since July 1st, 2015, the Group´s Consolidated Statement of Income would have shown pro-forma revenues in the amount of Ps. 49,637 and pro-forma net result of Ps. (1,651).

b)
Acquisition of non-controlling interest

Dolphin was required to carry out the first tranche of tender offers in December 2015. Before expiration of such first tranche, Dolphin and the agreement trustees (the "trustees") entered into an extension agreement (the "Extension Agreement"), which was replaced by the final agreement approved by approximately 95% of the non-controlling shareholders of IDBD (excluding IFISA) and by warrants holders of IDBD on March 2, 2016 and by the competent court on March 10, 2016. The major amendments to the Agreement were:

(i)
Replacement of the obligation to conduct tender offers, Dolphin acquired all the shares outstanding on March 29, 2016 from non-controlling shareholders of IDBD (except for those held by IFISA) on March 31, 2016. The price paid for each IDBD share held by non-controlling shareholders was NIS 1.25 per share in cash plus NIS 1.20 per share in bonds of the IDBD Series 9 (the “IDBD Bonds”), which IDBD will issue directly to non-controlling shareholders and holders of warrants. Additionally, Dolphin undertaked to pay NIS 1.05 per share (subject to adjustments) in cash if Dolphin, either directly or indirectly, gain control of Clal (more than 30%), or else if IDBD sells a controlling shareholding in Clal (more than 30% to a third party) under certain parameters (the “payment by Clal”), which refers mainly to Clal’s sale price (at a price which exceeds 75% of its book value upon execution of the sale agreement, subject to adjustments) and, under certain circumstances, the proportion of Clal shares sold by IDBD. It is worth noting that, the obligation to make such contingent payment will only expire if the sale of a controlling interest is completed (more than 30% to a third party), or if Dolphin obtains the control permission from Clal.
(ii)
The warrants held by non-controlling shareholders that have not been exercised until March 28, 2016 expired on March 31, 2016. Each warrant holder was entitled to elect whether: (a) to receive IDBD bonds (based on the adjusted nominal value) in an amount equal to the difference between NIS 2.45 per share and the exercise price of the warrants and be entitled to the Clal payment; or (b) to receive a payment determined by an independent appraiser.
(iii)
Dolphin compromised that would provide IDBD a total amount of NIS 515 through several subordinated loans for a total amount of NIS 348.5 in addition to the issuance of IDBD Bonds in the amount of NIS 166.8, which were used to comply with the liabilities mentioned in (ii). The subordinated loans have the following features: (a) it is subordinated, even in the case of insolvency, to all current or future debts of IDBD; (b) will be reimbursed after payment of all the debts to their creditors; (c) accrues interest at a rate of 0.5%, which will be added to the amount of the debt and will be payable only on the date the subordinated debt is amortized; (d) Dolphin will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (e) as from January 1, 2016, Dolphin has the right, at its own discretion, to convert the debt balance into IDBD shares, at that time, whether wholly or partially, including the interest accrued over the debt until that date; (f) if Dolphin opt to exercise the conversion, the debt balance will be converted so that Dolphin will receive IDBD shares according to a share price that will be 10% less than the average price of the last 30 days prior to the date the conversion option is exercised. In the event there is no market price per share, this will be determined in accordance with an average of three valuations made by external or independent experts, who shall be determined by mutual consent and, in the event of a lack of consent, they will be set by the President of the Institute of Certified Public Accountants in Israel.
(iv)
Dolphin had to pledge 28% of its IDBD shares, as well as all rights in relation to the subordinated loan granted in the amount of NIS 210 in December 2015, until the payment obligation to Clal has been completed or has expired after which the pledge will be discharged. Should new shares be issued by IDBD, Dolphin will have to pledge additional shares until completing the 28% of all IDBD share capital. This pledge replaces the pre-existing pledge.
(v)
Dolphin agreed not to exercise its right to convert the subordinated loans into shares of IDBD until the pledge described above has been released.

IRSA Inversiones y Representaciones Sociedad Anónima

As of the date of issuance of these Consolidated Financial Statements, the only outstanding payment is that owed to Clal, in the event that the described conditions are fulfilled. Besides, Dolphin is bound to exercise its warrants in the event the following conditions occur jointly: (i) an agreement is reached to renegotiate the debt covenants of IDBD and its subsidiaries and (ii) control over Clal is secured. If both situations take place, the obligation would amount to NIS 391. The warrants mature on February 10, 2018.

The transaction described above represented the acquisition of an additional interest of 19.28% in IDBD for a total amount of Ps. 1,249. As a result of this transaction, the non-controlling interest was increased by Ps. 346 and the interest attributable to the shareholders’ of the controlling parents was increased by Ps. 234. As of June 30, 2017, IRSA’s indirect interest in IDBD was 68.28% without considering dilution.

5.
Financial risk management and fair value estimates

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, indexing risk due to specific clauses and other price risks), credit risk, liquidity risk and capital risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

The general risk management policies of the Group seek both to minimize adverse potential effects on the financial performance of the Group and to manage and control the financial risks effectively. The Group uses financial instruments to hedge certain risk exposures when deemed appropriate based on its internal management risk policies, as explained below.

Given the diversity of characteristics corresponding to the business conducted in its operations centers, the Group has decentralized the risk management policies geographically based on its two operations centers in order to identify and properly analyze the various types of risks to which each subsidiary is exposed. Below is a list of the main risk management policies of each of the operations centers:

5.1.
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

IRSA Inversiones y Representaciones Sociedad Anónima

The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, comprising members of senior management and a member of Cresud’s Audit Committee (Parent Company of IRSA), which reviews and oversees management’s compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

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

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. The following table shows the net carrying amounts of the Company’s financial instruments nominated in US$ and NIS, broken down by the functional currencies in which the Company operates for the years ended June 30, 2017, 2016 and 2015. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

IRSA Inversiones y Representaciones Sociedad Anónima

	Net monetary position (Liability)/Asset
Functional currency	June 30, 2017		June 30, 2016(recast)		June 30, 2015(recast)
	US$	NIS	US$	NIS	US$	NIS
Argentine Peso	(11,436)	-	(5,370)	-	(2,576)	-
Uruguayan Peso	(131)	-	6	-	(67)	-
US Dollar	-	1	-	(7)	-	(254)
Total	(11,567)	1	(5,364)	(7)	(2,643)	(254)

The Group estimates that, other factors being constant, a 10% appreciation of the US Dollar against the respective functional currencies at year-end would result in a net additional loss before income tax for the years ended June 30, 2017, 2016 and 2015 for an amount of Ps. 1,157, Ps. 536 and Ps. 264, respectively. A 10% depreciation of the US Dollar against the functional currencies would have an equal and opposite effect on the statements of income.

On the other hand, the Group also uses derivatives, such as forward exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2017, 2016 and 2015 the Group has future exchanges contract pending for an amount of US$ 12.9, US$ 21.0 and US$ 15.0, respectively, which book value amounted to Ps. 14.9, Ps. (2.9) and Ps. (7.5), respectively.

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

The Group’s interest rate risk principally arises from long-term borrowings (Note 20). Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group manages this risk by maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. These activities are evaluated regularly to determine that the Group is not exposed to interest rate fluctuations that could adversely impact its ability to meet its financial obligations and to comply with its borrowing covenants.

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

Note 20 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2017, 2016 and 2015.

IRSA Inversiones y Representaciones Sociedad Anónima

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2017 in the amount of Ps. 6.6 (Ps. 13.7 in 2016 and Ps. 8.7 in 2015). A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

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

As of June 30, 2017, 2016 and 2015 the total value of Group´s investments in shares and derivative financial instruments of public companies amounts to Ps. 300, Ps. 822 and Ps. 437, respectively.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2017 of Ps. 24 (Ps. 87 in 2016 and Ps. 250 in 2015). An increase of 10% on these prices would have an equal and opposite effect in the Statement of Income.

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

The Group’s policy is to manage credit exposure from deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high credit quality. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the Statements of Financial Position.

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 89.6%, 94.9% and 95.1% of the Group’s total trade receivables of the operations center as of June 30, 2017, 2016 and 2015, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties. See details on Note 15.

IRSA Inversiones y Representaciones Sociedad Anónima

On the other hand, property receivables related to the sale of trading properties represent 4.4%, 3.7% and 0.1% of the Group’s total trade receivables as of June 30, 2017, 2016 and 2015, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

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

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

As of June 30, 2017	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Later than 4 years	Total
Trade and other payables	752	8	6	2	5	773
Borrowings (excluding finance leases)	1,656	529	528	525	6,749	9,987
Finance leases	2	1	1	-	-	4
Derivative financial instruments	5	-	-	-	-	5
Total	2,415	538	535	527	6,754	10,769

As of June 30, 2016(recast)	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Later than 4 years	Total
Trade and other payables	627	204	1	-	-	832
Borrowings (excluding finance leases)	3,518	494	475	491	6,760	11,738
Finance leases	2	1	1	-	-	4
Derivative financial instruments	3	-	-	-	-	3
Total	4,150	699	477	491	6,760	12,577

IRSA Inversiones y Representaciones Sociedad Anónima

As of June 30, 2015(recast)	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Later than 4 years	Total
Trade and other payables	447	11	3	-	-	461
Borrowings (excluding finance leases)	876	2,822	147	143	1,553	5,541
Finance leases	2	1	-	-	-	3
Derivative financial instruments	238	265	-	-	-	503
Total	1,563	3,099	150	143	1,553	6,508

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

The Group assesses the adequacy of its capital requirements, cost of capital and gearing (i.e., debt/equity mix) as part of its broader strategic plan. The Group continuously reviews its capital structure to ensure that (i) sufficient funds and financing facilities are available to implement the Group’s property development and business acquisition strategies, (ii) adequate financing facilities for unforeseen contingencies are maintained, and (iii) distributions to shareholders are maintained within the Group’s dividend distribution policy. The Group also protects its equity in assets by obtaining appropriate insurance.

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

	June 30, 2017	June 30, 2016(recast)	June 30, 2015(recast)
Gearing ratio (i)	31.66%	29.91%	28.30%
Debt ratio (ii)	29.13%	25.27%	25.31%

(i)
Calculated as total of borrowings over total borrowings plus equity attributable equity holders of the parent company.
(ii)
Calculated as total borrowings over total properties (including trading properties, property, plant and equipment, investment properties and rights to receive units under barter agreements).

(e) Property risk

There are several risks affecting the Group’s property investments. The composition of the Group’s property portfolio including asset concentration and lot size may affect liquidity and relative property performance. The Group has a large multi-asset portfolio and monitors its concentration and average property plot of land size.

A change in trends and economic conditions causes shifts in customer demands for properties with impact on new lettings, renewal of existing leases and reduced rental growth. In addition, it increases risk of tenant insolvencies. The Group conducts several actions to mitigate some of these risks whenever possible. The variety of asset types and geographical spread as well as a diversified tenant base, with monitoring of its concentration, helps mitigating these risks.

The development, administration and profitability of shopping malls are impacted by various factors including: the accessibility and the attractiveness of the area where the shopping mall is located. The intrinsic attractiveness of it, the flow of people, the level of sales of each shopping mall rental unit, the increasing competition from internet sales, the amount of rent collected from each shopping mall rental unit and the fluctuations in occupancy levels. In the event that there is an increase in operational costs, caused by inflation or other factors, it could have a material adverse effect on the Group if its tenants are unable to pay their higher rent obligations due to the increase in expenses. Civil and Commercial Code of the Nation provides that tenants may rescind commercial lease agreements after the initial six months upon not less than sixty days written notice, subject to penalties of only one-and-a-half month rent if the tenant rescinds during the first year of the lease, and one-month rent if the tenant rescinds during the second year of the lease. The exercise of such rescission rights could materially and adversely affect the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

Risks associated with development of properties include the following: a) the potential abandonment of development opportunities; b) construction costs exceeding original budgets, possibly making a project uneconomical; c) occupancy rates and rents at newly completed projects may be insufficient to make the project profitable. On the other hand, a) the Group may not be able to obtain project financing on favorable terms; b) construction and leasing may not be completed on schedule, resulting in increased debt service expense and construction costs; c) the Group may not be able to obtain, or may delay in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations; d) preconstruction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of constructions; and e) prices for residential units may be insufficient to cover development cost. The Group also takes several actions to monitor these risks and respond appropriately whenever it is under its control. The Group has in-house property market research capability and development teams that monitor development risks closely. The Group generally adopts conservative assumptions on leasing and other variables and monitors the level of committed future capital expenditure on development programs relative to the level of undrawn facilities.

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

5.2.
Risk management in the operations center in Israel:

Given the diversity of the activities conducted by IDBD and its subsidiaries, and the resulting risks, IDBD manages the exposure to its own key financial risks and those of its wholly-owned subsidiaries (except for IDB Tourism) in conformity with a centralized risk management policy, with the non-wholly owned IDBD subsidiaries being responsible for establishing the risk policy, taking action to cover market risks and managing their activities in a decentralized way. Both IDBD as holding and each subsidiary are responsible for managing their own financial risks in accordance with agreed global guidelines. The Chief Financial Officers of each entity are responsible for managing the risk management policies and systems, the definition of hedging strategies, insofar as applicable and based on any restriction that may be apply as a result of financial debt, the supervision of its implementation and the answer to such restrictions. The management framework includes policies, procedures, limits and allowed types of derivative financial instruments.

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

Net financial position exposure to the functional currencies is managed in a decentralized way on a case-by-case basis, by entering into foreign currency derivative instruments and/or by borrowings in foreign currencies, as the case may be, or by other methods, considered adequate by the Management, according to circumstances.

As of June 30, 2017 and 2016, the net position of financial instruments in US Dollars, which exposes the Group to the foreign currency risk amounts to Ps. (4,376) and Ps. (12,415), respectively. The Group estimates that, other factors being constant, a 5% appreciation of the US Dollar against the Israeli currency would increase gain before income tax for the year ended June 30, 2017 for an amount of Ps. 231 (Ps. 498 loss in 2016). An equivalent depreciation would generate an additional net loss before income tax for the fiscal year ended June 30, 2017 of Ps. 236 (a profit of Ps. 489 in 2016).

Risk of fluctuations of the Consumer Price Index ("CPI") of Israel

IDBD has financial liabilities indexed by the Israeli CPI. As of the date of this Consolidated Financial Statements, more than half of financial liabilities arising from the center of operations in Israel were adjusted by the Israeli CPI.

Net financial position exposure to the Israeli CPI fluctuations is managed in a decentralized way on a case-by-case basis, by entering into different derivative financial instruments, as the case may be, or by other methods, considered adequate by the Management, based on the circumstances.

The Group estimates that, other factors being constant, a 1% appreciation of the CPI would increase loss before income tax for the year ended June 30, 2017 and 2016 for an amount of Ps. 427 and Ps. 415 respectively. An equivalent depreciation of the CPI would have an equal and opposite effect on the Statement of Income.

Interest rate risk

The IDBD’s interest rate risk principally arises from long-term borrowings. Borrowings issued at floating rate expose IDBD to cash flow interest rate risk, partially offset by financial assets at floating interest rate. Borrowings issued at fixed rates expose IDBD to fair value interest rate risk.

IDBD manages the exposure to the interest rate risk on a dynamic basis. Various scenarios are simulated by IDBD, taking into consideration refinancing, renewal of existing positions, alternative financing sources or hedging instruments, maintaining an appropriate mix between fixed and floating rate interest bearing liabilities. The exposure to the interest rate risk is managed in a decentralized way and is monitored regularly by different management offices with a view to confirming that there are no adverse effects over its ability to meet its financial obligations and to comply with its borrowings covenants.

As of June 30, 2017 and 2016, the 96.6% and 95.7%, respectively, of the Group’s long-term financial borrowings in this operations center are at fixed interest rate, therefore, IDBD is not significantly exposed to the interest rate fluctuation risk.

IDBD estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the year ended June 30, 2017, in Ps. 21, approximately (Ps. 27, approximately in 2016). A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Other price risk

IDBD is exposed to equity securities price risk or derivative financial instruments price risk because of investments held in entities that are publicly traded. As indicated in Note 14, investment in Clal is classified on the Statements of Financial Position at “fair value through profit or loss” and represents the most significant IDBD’s exposure to price risk. IDBD has not used hedging against these risks.

IDBD estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2017 of Ps. 856. An increase of 10% on these prices would have an equal and opposite effect in the Statement of Income.

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

IDBD is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables.

Under the policy established by IDBD’s board of directors, the management deposits excess cash in local banks which are not company creditors, in order to keep minimum risk values in cash balances.

The IDBD’s policy is to manage credit exposure to deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with IDBD are well known because of their experience in the market and high credit quality. IDBD places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the Statements of Financial Position.

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

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping malls, offices and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). IDBD has a large customer base and is not dependent on any single customer. (See Note 15 for details).

IRSA Inversiones y Representaciones Sociedad Anónima

There is not a high credit risk concentration in trade receivables from telecommunications and supermarket activity, as the business does not rely on few customers and most of the transactions are paid in cash or by credit card. (See Note 15 for details).

(c) Liquidity risk management

The most important risk in the operations center in Israel is liquidity risk, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements, and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage liquidity risks could have a material impact on the IDBD’s cash flow and Statements of Financial Position. Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, IDBD aims to maintain flexibility in funding its existing and prospective debt requirements by maintaining diversified funding sources.

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

However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the Statements of Financial Position, as the impact of discounting is not significant. The tables include both interest and principal flows. When the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

As of June 30, 2017	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Later than 4 years	Total
Trade and other payables	16,850	1,584	692	-	-	19,126
Borrowings	23,733	18,084	20,837	13,353	67,537	143,544
Leases	10	5	5	5	-	25
Purchase obligations	1,135	1,140	873	5	-	3,153
Derivative financial instruments	62	76	-	-	-	138
Total	41,790	20,889	22,407	13,363	67,537	165,986

As of June 30, 2016 (recast)	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Later than 4 years	Total
Trade and other payables	13,046	234	561	54	4	13,899
Borrowings	20,714	19,328	29,522	9,435	52,232	131,231
Leases	2,254	2,086	1,802	1,487	3,398	11,027
Purchase obligations	1,089	162	15	-	-	1,266
Derivative financial instruments	105	47	58	-	-	210
Total	37,208	21,857	31,958	10,976	55,634	157,633

See Note 20 that includes a description of commitments and restrictions related to loans and renegotiation processes under way.

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

Segment information is reported from two perspectives: geographic presence and products and services. From the geographic point of view, the Group has established two Operations Centers to manage its global interests: Argentina and Israel. Within each operations center, the Group considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

Below is the segment information prepared as follows:

● Operations center in Argentina:

Within this operations center, the Group operates in the following segments:

o
The “Shopping Malls” segment includes the assets and operating results of the activity of shopping malls portfolio principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Group.
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
o
The “International” segment includes assets and operating profit or loss from business related to associates Condor and Lipstick. Through these associates, the Group derives revenue from hotels and an office building in USA, respectively. Until September 30, 2014, this segment included revenues from a subsidiary that owned the building located at 183 Madison Ave. in New York, USA, which was sold on that date. Additionally, until October 11, 2015, this international segment included results from the investment in IDBD carried at fair value.
o
The “Financial operations, Corporate and others” segment primarily includes the financial activities carried out by BHSA and Tarshop and other residual financial operations and corporate expenses related to the Operations Center in Argentina.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the equity in earnings of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements, except for the following:

●
Operating results from joint ventures: Cyrsa S.A., NPSF, Puerto Retiro, Baicom Networks S.A. and Quality are evaluated by the CODM applying proportional consolidation method. Under this method the income/loss generated and assets are reported in the Statement of Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

IRSA Inversiones y Representaciones Sociedad Anónima

●
Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and collective promotion funds (“FPC”, as per its Spanish acronym) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

Starting in fiscal year 2017, the CODM reviews certain corporate expenses associated to all segments of the operations center in Argentina on an aggregate and separate basis, and such expenses have been accounted for under Other Segments and Corporate. As of June 2016 and 2015, the segment information has been retrospectively recast for comparability purposes.

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

Within the operations center in Argentina, most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for earnings of associates included in the “International” segment located in USA.

Revenues for each reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

● Operations center in Israel:

Within this operations center, the Group operates in the following segments:

o
The “Real Estate” segment includes mainly assets and operating income derived from business related to the subsidiary PBC. Through PBC, the Group operates rental properties and residential properties in Israel, USA and other parts of the world and carries out commercial projects in Las Vegas, USA.
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
o
The "Insurance" segment includes the investment in Clal. This company is one of the most important insurance groups in Israel, and is mainly engaged in pension and social security insurance, among others. As stated in Note 14, the Group does not have control over Clal; therefore, the business is not consolidated on a line-by-line basis but rather reported in a single line as a financial asset held for sale and valued at fair value, as required by the IFRS.
o
The "Others" segment includes the assets and income derived from other diverse business activities, such as technological developments, tourism, oil and gas assets, electronics, and others.

As stated in Notes 31 and 32 to these Financial Statements, Adama, Israir and Open Sky are presented within discontinued operations, therefore the Group has ceased to present the following segments: (i) Agrochemicals (Adama) and (ii) Tourism (previously included within “Others” segments).

IRSA Inversiones y Representaciones Sociedad Anónima

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

As stated under Note 2, the Group consolidates results derived from its operations center in Israel with a three month lag, adjusted for the effects of significant transactions Hence, IDBD’s results for the period extending from October 11, 2015 (acquisition date) through March 31, 2016 are included under comprehensive income of the Group for the fiscal year ended June 30, 2016. For the fiscal year ended June 30, 2017, a full twelve-month period is consolidated, also with a three-month lag and adjusted for the effects of significant transactions.

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

Within the operations center in Israel, most revenue from its operating segments are derived from, and their assets are located in, Israel, except for part of earnings from the Real Estate segment, which are generated from activities outside Israel, mainly in USA.

Below is a summary of the Group´s lines of business for the years ended June 30, 2017, 2016 and 2015:

	June 30, 2017
	Operations Center in Argentina	Operations Center in Israel	Total
Revenues	4,311	68,422	72,733
Costs	(912)	(49,110)	(50,022)
Gross profit	3,399	19,312	22,711
Net gain from fair value adjustments of investment properties	4,271	374	4,645
General and administrative expenses	(721)	(3,135)	(3,856)
Selling expenses	(355)	(13,093)	(13,448)
Other operating results, net	(68)	(196)	(264)
Profit from operations	6,526	3,262	9,788
Share of (loss) / profit of associates and joint ventures	(94)	105	11
Segment profit	6,432	3,367	9,799
Reportable assets	44,885	178,964	223,849
Reportable liabilities	-	(155,235)	(155,235)
Net reportable assets	44,885	23,729	68,614

	June 30, 2016 (recast)
	Operations Center in Argentina	Operations Center in Israel	Total
Revenues	3,289	27,077	30,366
Costs	(658)	(19,252)	(19,910)
Gross Profit	2,631	7,825	10,456
Net gain / (loss) from fair value adjustments of investment properties	18,209	(271)	17,938
General and administrative expenses	(554)	(1,293)	(1,847)
Selling expenses	(264)	(5,442)	(5,706)
Other operating results, net	(12)	(32)	(44)
Profit from operations	20,010	787	20,797
Share of (loss) / profit of associates and joint ventures	127	123	250
Segment profit	20,137	910	21,047
Reportable assets	39,294	147,470	186,764
Reportable liabilities	-	(132,989)	(132,989)
Net reportable assets	39,294	14,481	53,775

IRSA Inversiones y Representaciones Sociedad Anónima

	June 30, 2015 (recast)
	Operations Center in Argentina	Operations Center in Israel	Total
Revenues	2,548	-	2,548
Costs	(481)	-	(481)
Gross Profit	2,067	-	2,067
Net gain from fair value adjustments of investment properties	4,007	-	4,007
General and administrative expenses	(378)	-	(378)
Selling expenses	(196)	-	(196)
Other operating results, net	33	-	33
Profit from operations	5,533	-	5,533
Share of loss of associates and joint ventures	(858)	-	(858)
Segment profit	4,675	-	4,675
Reportable assets	23,052	-	23,052
Reportable liabilities	-	-	-
Net reportable assets	23,052	-	23,052

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the fiscal year ended June 30, 2017:

	June 30, 2017
	Operations Center in Argentina
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, Corporate and others	Total
Revenues	3,043	443	99	725	-	1	4,311
Costs	(350)	(33)	(43)	(486)	-	-	(912)
Gross profit	2,693	410	56	239	-	1	3,399
Net gain from fair value adjustments of investment properties	2,068	1,354	849	-	-	-	4,271
General and administrative expenses	(261)	(33)	(32)	(135)	(78)	(182)	(721)
Selling expenses	(188)	(34)	(16)	(94)	-	(23)	(355)
Other operating results, net	(59)	4	(36)	(1)	27	(3)	(68)
Profit / (loss) from operations	4,253	1,701	821	9	(51)	(207)	6,526
Share of profit / (loss) of joint ventures and associates	-	-	14	-	(196)	88	(94)
Segment profit / (loss)	4,253	1,701	835	9	(247)	(119)	6,432

Investment properties	28,799	7,669	4,739	-	-	-	41,207
Property, plant and equipment	55	40	-	157	2	-	254
Trading properties	-	-	587	-	-	-	587
Goodwill	1	36	-	-	-	-	37
Right to receive future units under barter agreements	-	-	47	-	-	-	47
Inventories	23	1	-	10	-	-	34
Investments in joint ventures and associates	-	113	95	-	570	1,941	2,719
Operating assets	28,878	7,859	5,468	167	572	1,941	44,885

From all the revenues corresponding to the operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the operations Center in Argentina segments, Ps. 44,123 are located in Argentina and Ps. 762 in other countries, principally in USA for Ps. 570 and Uruguay for Ps. 192.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the fiscal year ended June 30, 2016:

	June 30, 2016 (recast)
	Operations Center in Argentina
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, Corporate and others	Total
Revenues	2,406	340	8	534	-	1	3,289
Costs	(256)	(21)	(20)	(361)	-	-	(658)
Gross profit / (loss)	2,150	319	(12)	173	-	1	2,631
Net gain from fair value adjustments of investment properties	16,132	1,304	773	-	-	-	18,209
General and administrative expenses	(179)	(24)	(23)	(103)	(91)	(134)	(554)
Selling expenses	(145)	(8)	(23)	(69)	-	(19)	(264)
Other operating results, net	(63)	(6)	(34)	(2)	92	1	(12)
Profit / (loss) from operations	17,895	1,585	681	(1)	1	(151)	20,010
Share of profit / (loss) of joint ventures and associates	-	20	5	-	(129)	231	127
Segment profit / (loss)	17,895	1,605	686	(1)	(128)	80	20,137

Investment properties	26,613	5,786	3,975	-	-	-	36,374
Property, plant and equipment	49	17	2	156	2	-	226
Trading properties	-	-	598	-	-	-	598
Goodwill	7	4	-	-	-	-	11
Right to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	19	-	1	8	-	-	28
Investments in joint ventures and associates	-	59	62	-	143	1,703	1,967
Operating assets	26,688	5,866	4,728	164	145	1,703	39,294

From all the revenues corresponding to the operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the operations Center in Argentina segments, Ps. 38,991 are located in Argentina and Ps. 303 in other countries, principally in USA for Ps. 145 and Uruguay for Ps. 158.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the fiscal year ended June 30, 2015:

	June 30, 2015 (recast)
	Operations Center in Argentina
	Shopping Malls	Offices and others	Sales and developments	Hotels	International	Financial operations, Corporate and others	Total
Revenues	1,778	333	15	396	26	-	2,548
Costs	(164)	(13)	(19)	(278)	(7)	-	(481)
Gross profit / (loss)	1,614	320	(4)	118	19	-	2,067
Net gain from fair value adjustments of investment properties	729	1,871	1,407	-	-	-	4,007
General and administrative expenses	(136)	(3)	(3)	(78)	(56)	(102)	(378)
Selling expenses	(113)	(13)	(2)	(52)	-	(16)	(196)
Other operating results, net	(49)	(117)	(13)	-	214	(2)	33
Profit / (loss) from operations	2,045	2,058	1,385	(12)	177	(120)	5,533
Share of profit / (loss) of joint ventures and associates	-	5	1	1	(1,020)	155	(858)
Segment profit / (loss)	2,045	2,063	1,386	(11)	(843)	35	4,675

Investment properties	10,415	5,460	3,694	-	-	-	19,569
Property, plant and equipment	48	23	1	165	1	-	238
Trading properties	-	-	149	-	-	-	149
Goodwill	7	4	-	-	-	-	11
Right to receive future units under barter agreements	-	-	90	-	-	-	90
Inventories	16	-	-	7	-	-	23
Investments in joint ventures and associates	-	43	47	-	1,478	1,404	2,972
Operating assets	10,486	5,530	3,981	172	1,479	1,404	23,052

From all revenues corresponding to the operations Center in Argentina Ps. 2,522 are generated in Argentina and Ps. 26 in USA. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the operations Center in Argentina segments, Ps. 21,467 are located in Argentina and Ps. 1,585 in other countries, principally in USA for Ps. 1,479 and Uruguay for Ps. 106.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the lines of business of Group’s operations center in Israel for the year ended June 30, 2017:

	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	4,918	47,277	15,964	-	263	68,422
Costs	(2,333)	(35,432)	(11,183)	-	(162)	(49,110)
Gross Profit	2,585	11,845	4,781	-	101	19,312
Net gain from fair value adjustments of investment properties	374	-	-	-	-	374
General and administrative expenses	(290)	(627)	(1,592)	-	(626)	(3,135)
Selling expenses	(91)	(9,517)	(3,406)	-	(79)	(13,093)
Other operating results, net	46	(52)	(36)	-	(154)	(196)
Profit / (loss) from operations	2,624	1,649	(253)	-	(758)	3,262
Share of profit / (loss) of joint ventures and associates	46	75	-	-	(16)	105
Segment profit / (loss)	2,670	1,724	(253)	-	(774)	3,367

Operating assets	79,427	38,521	31,648	8,562	20,806	178,964
Operating liabilities	(64,100)	(29,239)	(25,032)	-	(36,864)	(155,235)
Operating assets (liabilities), net	15,327	9,282	6,616	8,562	(16,058)	23,729

From all revenues corresponding to the Operations Center in Israel, Ps. 1,102 are originated in USA and Ps. 67,320 in Israel. No external client represents 10% or more of the revenue of any of the reportable segments. From all assets corresponding to the Operations Center in Israel segments, Ps. 20,176 are located in USA, Ps. 3,678 in India and the remaining are located in Israel.

Below is a summarized analysis of the lines of business of Group’s operations center in Israel for the year ended June 30, 2016 (recast):

	Real Estate	Supermarkets	Telecommunications	Insurance	Others	Total
Revenues	1,538	18,610	6,655	-	274	27,077
Costs	(467)	(14,076)	(4,525)	-	(184)	(19,252)
Gross Profit	1,071	4,534	2,130	-	90	7,825
Net loss from fair value adjustments of investment properties	(271)	-	-	-	-	(271)
General and administrative expenses	(100)	(203)	(708)	-	(282)	(1,293)
Selling expenses	(29)	(3,907)	(1,493)	-	(13)	(5,442)
Other operating results, net	(19)	(13)	-	-	-	(32)
Profit / (loss) from operations	652	411	(71)	-	(205)	787
Share of profit / (loss) of associates and joint ventures	226	-	-	-	(103)	123
Segment profit / (loss)	878	411	(71)	-	(308)	910

Operating assets	60,678	29,440	27,345	4,602	25,405	147,470
Operating liabilities	(49,576)	(23,614)	(21,657)	-	(38,142)	(132,989)
Operating assets (liabilities), net	11,102	5,826	5,688	4,602	(12,737)	14,481

From all revenues corresponding to the Operations Center in Israel, Ps. 512 are originated in USA and Ps. 26,565 in Israel. No external client represents 10% or more of the revenue of any of the reportable segments. From all assets corresponding to the Operations Center in Israel segments, Ps.14,070 are located in USA, Ps. 786 in India and the remaining are located in Israel.

IRSA Inversiones y Representaciones Sociedad Anónima

The following tables present a reconciliation between the results from operations as per segment information and the results from operations as per the Statements of Income. The adjustments are related to the presentation of the results of joint ventures from the Operations Center in Argentina accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions.
	June 30, 2017
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter segment transactions	Total as per Statement of Income
Revenues	72,733	(41)	1,490	(10)	74,172
Costs	(50,022)	18	(1,517)	-	(51,521)
Gross profit	22,711	(23)	(27)	(10)	22,651
Net gain from fair value adjustments of investment properties	4,645	(192)	-	-	4,453
General and administrative expenses	(3,856)	5	-	8	(3,843)
Selling expenses	(13,448)	5	-	2	(13,441)
Other operating results, net	(264)	(6)	-	-	(270)
Profit from operations	9,788	(211)	(27)	-	9,550
Share of profit of joint ventures and associates	11	174	-	-	185
Profit before financial results and income tax	9,799	(37)	(27)	-	9,735

	June 30, 2016 (recast)
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter segment transactions	Total as per Statement of Income
Revenues	30,366	(29)	1,194	(8)	31,523
Costs	(19,910)	12	(1,207)	6	(21,099)
Gross profit	10,456	(17)	(13)	(2)	10,424
Net gain from fair value adjustments of investment properties	17,938	(379)	-	-	17,559
General and administrative expenses	(1,847)	1	-	7	(1,839)
Selling expenses	(5,706)	2	-	-	(5,704)
Other operating results, net	(44)	(2)	-	(5)	(51)
Profit from operations	20,797	(395)	(13)	-	20,389
Share of (loss) / profit of joint ventures and associates	250	258	-	-	508
Profit before financial results and income tax	21,047	(137)	(13)	-	20,897

	June 30, 2015 (recast)
	Total as per segment information	Adjustment for share of profit / (loss) of joint ventures	Expenses and collective promotion funds	Adjustment to income for elimination of inter segment transactions	Total as per Statement of Income
Revenues	2,548	(27)	887	(5)	3,403
Costs	(481)	9	(901)	4	(1,369)
Gross profit	2,067	(18)	(14)	(1)	2,034
Net gain fair value adjustments of investment properties	4,007	(49)	-	-	3,958
General and administrative expenses	(378)	1	-	3	(374)
Selling expenses	(196)	2	-	-	(194)
Other operating results, net	33	2	-	(2)	33
Profit from operations	5,533	(62)	(14)	-	5,457
Share of (loss) / profit of associates	(858)	45	-	-	(813)
Profit before financial results and income tax	4,675	(17)	(14)	-	4,644

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents a reconciliation between total segment assets as per segment information of Operations Centers in Argentina and Israel and total assets as per the Statement of Financial Position.

	June 30, 2017			June 30, 2016 (recast)			June 30, 2015 (recast)
	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina	Total
Total assets based on segment information	44,885	178,964	223,849	39,294	147,470	186,764	23,052	23,052
Proportionate share in assets per segment of joint ventures (3)	(928)	-	(928)	(763)	-	(763)	(362)	(362)
Investment in joint ventures (1)	735	-	735	621	-	621	342	342
Other non-reportable assets (2)	7,586	-	7,586	5,519	-	5,519	2,746	2,746
Total assets as per Statement of Financial Position	52,278	178,964	231,242	44,671	147,470	192,141	25,778	25,778

(1)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2)
Includes deferred income tax asset, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for right to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 72, Ps. 45 and Ps. 18, as of June 30, 2017, 2016 and 2015, respectively.
(3)
Below is a detail of the proportionate share in assets by segment of joint ventures of the Operations Center in Argentina, included in the segment information:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015(recast)
Investment properties	916	669	353
Property, plant and equipment	1	1	1
Trading properties	5	88	3
Goodwill	5	5	5
Inventories	1	-	-
Total proportionate share in assets per segment of joint ventures	928	763	362

The following table presents a reconciliation between total segment liabilities as per segment information of Operations Centers in Argentina and Israel and total liabilities as per the Statement of Financial Position.

	June 30, 2017			June 30, 2016 (recast)			June 30, 2015 (recast)
	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina	Total
Total liabilities based on segment information	-	155,235	155,235	-	132,989	132,989	-	-
Plus:
Other non-reportable liabilities	28,671	-	28,671	23,296	-	23,296	12,798	12,798
Total liabilities as per Statement of Financial Position	28,671	155,235	183,906	23,296	132,989	156,285	12,798	12,798

IRSA Inversiones y Representaciones Sociedad Anónima

7.
Information about the main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with significant non-controlling interests to the Group.

	As of June 30, 2017							Year ended June 30, 2017
	Direct interest of non-controlling interest %	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	Book value of non-controlling interests	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Total comprehensive profit / (loss) attributable to non-controlling interest	Cash of Operating activities	Cash of investing activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
Elron	49.68%	1,669	1,183	162	10	2,680	1,975	-	(427)	(63)	(342)	(235)	147	(200)	(288)	106
PBC	35.56%	10,956	64,345	10,503	49,902	14,896	11,161	4,877	886	(353)	1,254	2,470	(2,208)	283	545	(975)
Cellcom	57.74%	11,209	18,273	8,171	15,974	5,337	3,706	15,739	(329)	-	(224)	2,348	(1,574)	(1,348)	(574)	-
Shufersal	39.33%	12,764	23,482	16,556	12,983	6,707	3,840	47,192	1,000	(7)	601	2,883	(1,590)	(1,798)	(505)	(265)

	As of June 30, 2016 (recast)							Year ended June 30, 2016 (recast)
	Direct interest of non-controlling interest %	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	Book value of non-controlling interests	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Total comprehensive profit / (loss) attributable to non-controlling interest	Cash of Operating activities	Cash of investing activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
Elron	49.68%	2,145	922	82	31	2,954	2,522	3	(97)	(200)	(126)	(171)	(58)	13	(216)	-
PBC	23.55%	10,435	48,010	9,925	37,684	10,836	7,220	1,606	957	675	795	1,085	292	(2,519)	(1,142)	(336)
Cellcom	58.23%	9,368	16,113	7,629	13,210	4,642	3,795	6,655	(64)	(67)	(39)	1,442	(241)	(776)	425	(6)
Shufersal	47.05%	9,929	18,791	13,202	10,419	5,099	3,040	19,427	343	322	343	803	(504)	(2,543)	(2,244)	(158)

	As of June 30, 2015 (recast)							Year ended June 30, 2015 (recast)
	Direct interest of non-controlling interest %	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	Book value of non-controlling interests	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Total comprehensive profit / (loss) attributable to non-controlling interest	Cash of Operating activities	Cash of investing activities	Cash of financing activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
PAMSA	20.00%	488	2,376	310	671	1,882	376	333	580	580	116	120	(154)	-	(34)	(43)
DLF	8.43%	330	1,729	299	264	1,496	13	-	(418)	(390)	(82)	-	-	-	-	-
Rigby	25.50%	19	-	-	-	19	5	28	398	212	109	-	1,538	(1,537)	1	-
RES	33.17%	30	356	11	14	361	120	-	119	119	40	(1)	-	-	(1)	-

N/A: Not applicable. Not considered a significant non-controlling interest.

IRSA Inversiones y Representaciones Sociedad Anónima

Restrictions, commitments and other relevant issues

Cellcom

In November 2015, Cellcom signed an agreement with Golán Telecom Ltd (“Golan”) and its shareholders for the acquisition of 100% of Golan’s shares of stock. Such agreement was not accepted by the Ministry of Telecommunications. Furthermore, in July 2016, Cellcom started legal proceedings against Golan for failure to comply with the stock purchase agreement. On January 17, 2017 Electra Consumer Products Ltd (“Electra”) entered into a stock purchase agreement with Golan and its shareholders and also an agreement with Cellcom on the use of its net and hosting services. At the same time, Cellcom cancelled the agreement to purchase Golan and agreed to grant Electra a loan in the amount of NIS 130 (then equivalent to around Ps. 546) for a term of 10 years, which will be repaid in 6 semi-annual installments starting on the eight anniversary of the execution of the agreement. The loan is backed by several assets of Golan. It is worth mentioning that, the agreement regarding the use of the network and hosting services was approved by the Ministry of Telecommunications. The purchase of Golan by Electra was approved in April 2017 and the loan was granted.

Analysis of the impact of the Concentration Law

On December 2013, was published in the Official Gazette of Israel the Promotion of Competition and Reduction of Concentration Law N°, 5774-13 (‘the Concentration Law’) which has material implications for IDBD and its investors, including the disposal of the controlling interest in Clal.

In May 2017, the alternative chosen by the Board and the Audit Committee of IDBD was the sale of DIC’s shares to a special purpose vehicle controlled by Dolphin. Thus, IDBD would cease controlling DIC and its subsidiaries. Under this alternative, IDBD complies with the concentration law as of the end of fiscal year 2017.

After June 30, 2017, Dolphin Netherlands B.V. made a non-binding tender offer for the acquisition of all the shares of Discount Investment Corporation Ltd. (“DIC”) held by IDB Development Corporation Ltd. (“IDBD”). There is no certainty that the parties will sign or execute a binding agreement. The tender offer is to be examined by a committee of independent directors of IDBD and, once examined, the terms and conditions of the transaction will be negotiated. This transaction may take a long time to be finalized or may even never be realized, or else be consummated under different terms over the course of the negotiations, as it requires approval of IDBD’s competent corporate bodies, as well as approval by other entities that may deny.

For purposes of the transaction, a committee of independent directors has been set up to assess the tender offer and negotiate the terms and conditions. In response to an inquiry, the Audit Committee has issued an opinion without reservations as to the transaction in accordance with the terms of section 72 et al. of the Capital Markets Law N° 26,831.

On September 24, 2017, IDBD reported that the Company and Dolphin signed a Term Sheet for the purchase of DIC shares by a related party of Dolphin. The completion of the Transaction contemplated under the Term Sheet is subject to the Parties' execution of the definitive transaction documents (the "Definitive Documents") on or prior to November 16, 2017, as well as to the approval of the Transaction by the authorized organs of the Parties and to the fulfillment of additional pending warranties up to December 10, 2017 (the "Date of Completion of the Transaction"). The main points of the Term Sheet are as follows:

●
The buyer will acquire the total of DIC shares held by IDBD at a stated price of NIS 16.6 per share (equivalent to approximately Ps. 80 per share at the date of these financial statements).
●
Payment will be made through the issuance of a promissory note by the buyer, which will expire 5 years from the date of completion of the transaction and will accrue a minimum annual interest of 5.5%. Until the payment is canceled in full, any DIC distribution will be paid in an Israeli bank and will be pledged in favor of the seller.
●
DIC debt must maintain the same encumbrance and the shares that are not currently guaranteeing debt will be held in favor of the selling party until the cancellation of the payment.

As of the date of issuance of these Consolidated Financial Statements IDBD is currently analyzing the next steps to continue taking over the control of its subsidiaries in 2019.

Dolphin arbitration process

As mentioned in Note 4 H.a) to these Consolidated Financial Statements there is an arbitration process going on between Dolphin and ETH in relation to certain issues connected to the control obtainment of IDBD. In the arbitration process the parties have agreed to designate Eyal Rosovshy and Giora Erdinas to promote a mediation. On August 17, 2017, a mediation hearing was held and the parties failed to reach an agreement. As of the date of these Consolidated Financial Statements, there are no other news in relation to the process and the proceeding is pending.

IRSA Inversiones y Representaciones Sociedad Anónima

Reporting dividends by DIC

On March 22, 2017, DIC’s Board of Directors approved a distribution of dividends for NIS 4.5 per share, in two tranches, as follows: (i) NIS 3.3 per share (equivalent to Ps. 13.86 per share) payable on April 20, 2017, and (ii) NIS 1.2 per share (equivalent to Ps. 5.04 per share) payable on September 19, 2017, subject to a solvency test to be performed at the time of payment. The tranche corresponding to April was already paid in.

Reporting dividends by other subsidiaries

In April 2017, Shufersal, PBC and Gav Yam declared and paid out dividends in the amount of NIS 160, NIS 150 and NIS 180, respectively (equivalent to approximately Ps. 720, Ps. 675 and Ps. 810, respectively, on the payment date).

Capital issuance

During April 2017, Shufersal issued approximately 12 million shares for a total net consideration of NIS 210 (equivalent to approximately Ps. 882 as of the date of the issuance). As a result of such issuance, DIC’s interest in Shufersal went down to nearly 56.11%. In June 2017, Shufersal issued 8 million shares as part of a private offering for a total amount of NIS 139 (equivalent to approximately Ps. 654 on the issue date), thus diluting DIC’s interest to 54.19%.

During April 2017, Gav Yam increased its capital stock by NIS 180 (equivalent to approximately Ps. 810 on the issue date); PBC did not take part in the offering, thus reducing its interest to 51.70%.

8.
Investments in joint ventures

Changes if the Group´s investments in joint ventures for the fiscal years ended June 30, 2017, 2016 and 2015 were as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Beginning of the year	2,406	384	471
Decrease for control obtainment (Note 4)	(59)	-	-
Balance incorporated by business combination (Note 4)	107	960	-
Capital contributions	114	45	8
Share of profit (i)	293	437	50
Capital reduction (ii)	-	-	(111)
Cumulative translation adjustment	442	597	-
Dividend distributions (iii)	(65)	(17)	(34)
End of the year	3,238	2,406	384

(ii)
Included in “Share of profit / (loss) of associates and joint ventures” in the Consolidated Statements of Income.
(jj)
During the year ended June 30, 2015, Cyrsa S.A. distributed dividends due to capital reduction in the amount of Ps. 111.
(ii)
During the year ended June 30, 2017, Ps. 36 correspond to Manaman, Ps. 12 to NPSF, Ps. 9 to LRSA, Ps. 7 to Cyrsa S.A. and Ps. 1 to Baicom Networks S.A. During the fiscal year ended June 30, 2016, Ps. 7 correspond to Cyrsa S.A., Ps. 4 to NPSF and Ps. 6 to Manaman. During the fiscal year ended June 30, 2015, Ps. 31 corresponds to Cyrsa S.A. and Ps. 3 to NPSF.

IRSA Inversiones y Representaciones Sociedad Anónima

The table below lists additional information related to the Group’s investment in joint ventures:

				Value of Group's interest in equity			Group's interest in compehensive income			% ownership interest
				as of June 30,			for the fiscal year ended June 30,			as of June 30,			Latest Financial Statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	2017	2016 (recast)	2015 (recast)	2017	2016 (recast)	2015 (recast)	2017	2016 (recast)	2015 (recast)	Share capital (nominal value)	Profit for the year	Shareholders’ equity
Quality (1)	Argentina	Real estate	81,814,342	482	360	204	119	155	29	50%	50%	50%	166	237	956
La Rural SA	Argentina	Event organization and others	714,498	113	-	-	16	-	-	50%	25%	25%	1	32	6
Mehadrin (2)	Israel	-	1,509,889	1,312	985	-	309	433	-	45.41%	45,41%	-	(*) 3	(*) 180	(*) 2,557
Other joint ventures (3)			-	1,331	1,061	180	291	446	21	-	-	-	n/a	n/a	n/a
				3,238	2,406	384	735	1,034	50

(1)
Quality is engaged in the operation of the San Martín premises (formerly owned by Nobleza Piccardo S.A.I.C. y F.).
(2)
Mehadrin is a company engaged in the production and exports of citrus, fruits and vegetables..
(3)
Represents other joint ventures business that are individually non-significant.
(*) Amounts in millions of NIS.

IRSA Inversiones y Representaciones Sociedad Anónima

Set out below is summarized financial information of the joint ventures considered to be material to the Group:

	As of June 30, 2017									Year ended June 30, 2017 (ii)
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% of ownership interest held	Interest in joint venture	Goodwill and others	Book value	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividend distribution	Cash of operating activities	Cash of investing activities	Cash of financing activities	Changes in cash and cash equivalents
La Rural	95	106	188	7	6	50%	3	110	113	397	32	32	18	50	(34)	-	16
Quality Invest (i)	18	1,486	82	466	956	50%	478	4	482	26	237	237	-	(11)	-	11	-
Mehadrin	3,439	3,520	2,900	1,502	2,557	45.41%	1,161	151	1,312	5,403	180	172	-	476	(76)	(53)	347

	As of June 30, 2016 (recast)
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% of ownership interest held	Interest in joint venture	Goodwill and others	Book value	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividend distribution	Cash of operating activities	Cash of investing activities	Cash of financing activities	Changes in cash and cash equivalents
Quality Invest (i)	7	1,034	16	312	713	50%	356	4	360	4	(15)	(15)	-	(10)	-	10	-
Mehadrin	2,475	2,814	2,678	673	1,938	45.41%	880	105	985	2,636	219	219	-	309	(13)	206	502

	As of June 30, 2015 (recast)
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% of ownership interest held	Interest in joint venture	Goodwill and others	Book value	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividend distribution	Cash of operating activities	Cash of investing activities	Cash of financing activities	Changes in cash and cash equivalents
Quality Invest (i)	4	540	6	138	400	50%	200	4	204	16	4	4	-	(16)	-	15	(1)

(i)
In March 2011, Quality acquired an industrial plant located in San Martín, Province of Buenos Aires. The facilities are suitable for multiple uses. On January 20, 2015, Quality agreed with the Municipality of San Martin on certain re zoning and other urban planning matters (“the Agreement”) to surrender a non-significant portion of the land and a monetary consideration of Ps. 40 million , payable in two installments of Ps. 20 each, the first of which was actually paid on June 30, 2015. In July 2017, the Agreement was amended as follows: 1) a revised zoning plan must be submitted within 120 days as from the amendment date, and 2) the second instalment of the monetary considerations was increased to Ps. 71 million payable in 18 equal monthly installments.
(ii)
Information under GAAP applicable in the joint ventures´ jurisdiction.

IRSA Inversiones y Representaciones Sociedad Anónima

9.
Investments in associates

Evolution of the Group’s investment in associates for the years ended June 30, 2017, 2016 and 2015 were as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Beginning of the year	14,429	2,568	2,116
Increase in equity interest in associates	1,102	158	1,255
Sale of equity interest in associates	-	(4)	(34)
Issuance of capital and contributions	46	96	31
Capital reduction	(32)	-	-
Decrease for IDBD business combination (Note 4)	-	(1,047)	-
Associates incorporated by business combination (Note 4)	-	8,308	-
Share of profit (i)	85	394	138
Cumulative translation adjustment	(210)	4,553	106
Unrealized loss on investments at fair value	-	79	(1,001)
Dividend distributions (ii)	(185)	(515)	(13)
Reclassification to financial instruments	-	-	(30)
Reclassification to held for sale (Note 4) (iv)	(10,709)	-	-
Others	49	(161)	-
End of the year (iii)	4,575	14,429	2,568

(i)
As of June 30, 2017, 2016 and 2015, Ps. (108), Ps. (8) and Ps. 138, respectively, are included in "Share of profit / (loss) of associates and joint ventures"; and, Ps. 193, Ps. 402 and Ps. 0, respectively, are included in "Gain / (loss) from discontinued operations".
(ii)
During the fiscal year ended June 30, 2017 the balance corresponds Ps. 101 to Emco, Ps. 36 to Aviareps AG, Ps. 22 to Condor, Ps. 19 to Manibil and Ps. 7 to Millenium. During the fiscal year ended June 30, 2016 the balance corresponds Ps. 10 to Millenium, Ps. 495 to Adama and Ps. 10 to Emco. During the fiscal year ended June 30, 2015 the balance corresponds to BHSA.
(iii)
Includes Ps. (72), Ps. (45) and Ps. (18) reflecting interests in companies with negative equity as of June 30, 2017, 2016 and 2015, respectively, which are disclosed in “Provisions” (see Note 21).
(iv)
Includes Ps. 10,435 related to Adama and Ps. 274 related to Tourism (see Note 31).

BHSA

BHSA is subject to certain restrictions on the distribution of profits, as required by BCRA regulations.

As of June 30, 2017, BHSA has a remainder of 36.6 million treasury stock Class C Ps. 1 par value received in 2009 as a result of certain financial transactions. The Annual Shareholders' Meeting decided to allocate 35.1 million of such shares to an employee compensation plan pursuant to Section 67 of Law 26,831. The remaining 1.5 million shares belong to third party holders of Stock Appreciation Rights, who have failed to produce the documentation required for redemption purposes. As of June 30, 2017, excluding the treasury stock, the Group’s interest in BHSA amounts to 29.91% (or to 30.66%, including the treasury stock).

The Group estimated that the value in use of its investment in BHSA as of June 30, 2017, 2016 and 2015 amounted to Ps. 4,134, Ps. 4,399 and Ps. 3,390, respectively. The value in use was estimated based on the present value of future business cash flows. The main premises used were the following:

-
The Group considered 7 years as horizon for the projection of BHSA cash flows.
-
The “Private BADLAR” interest rate was projected based on internal data and information gathered from external advisors.
-
The projected exchange rate was estimated in accordance with internal data and external information provided by independent consultants.
-
The discount rate used to discount actual dividend flows was 12.99% in 2017, 12.41% in 2016 and 15.97% in 2015.

IRSA Inversiones y Representaciones Sociedad Anónima

The table below lists additional information related to the Group’s investment in associates:

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Value of Group's interest in equity			Group's interest in comprehensive income (loss)			% ownership interest
				as of June 30,			for the fiscal year ended June 30,			as of June 30,			Latest Financial Statements issued
				2017	2016 (recast)	2015 (recast)	2017	2016 (recast)	2015 (recast)	2017	2016 (recast)	2015 (recast)	Share capital (nominal value)	Profit / (Loss) for the year	Shareholders’ equity

New Lipstick (1)	U.S.A.	Real estate	N/A	(72)	178	223	(201)	(64)	49	49.73%	49.73%	49.73%	(a) 15	(a) (33)	(a) (167)
BHSA (2)	Argentina	Financial	448,689,072	1,693	1,609	1,356	83	259	143	29.91%	29.91%	29.91%	(b) 1,500	(b) 625	(b) 6,681
IDBD (3)	Israel	Investment	N/A	-	4	908	-	225	(917)	N/A	N/A	N/A	N/A	N/A	N/A
Condor (4)	U.S.A.	Hotel	3,314,453	634	(45)	(18)	53	(27)	(50)	28.72%	25.53%	25.53%	N/A	(a) (c) (2)	(a) (c) 98
Adama (5)	Israel	Agrochemical	N/A	-	10,847	-	-	4,141	-	0.00%	40.00%	40.00%	N/A	N/A	N/A
PBEL	India	Real estate	450,000	768	864	-	262	194	-	45.40%	45.40%	-	(d) 1	(d) (29)	(d) (523)
Other associates				1,552	972	99	(322)	240	18	-	-	-	-	-	-
				4,575	14,429	2,568	(125)	4,968	(757)

(1)
New Lipstick's equity comprises a rental office building in New York City known as the “Lipstick Building” with related debt.
(2)
BHSA is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. Share market value is Ps. 6.65 per share.
(3)
The Group obtained control over IDBD on May 7, 2014. The Group has valued its interest in IDBD at fair value through profit or loss, according to an exception of IAS 28. See Note 4 for further information. As the Group’s interest in IDBD was valued at fair value, financial information and % ownership interest are not shown. Share market value was 1.957 NIS per share as of June 30, 2015. (Note 4).
(4)
Condor is a hotel-focused real estate investment trust (REIT). See Note 4 C. Share market value as of June 30, 2017 is Ps. 10.70 per share.
(5)
Adama is specialized in the chemical industry, mainly, in the agrochemical industry. See Note 4 A.

(a) Amounts in millions of US Dollars under USGAAP.
(b) The balances correspond to the Financial Statements of BHSA prepared in accordance with BCRA standards. For the purpose of the valuation of the investment in the company, necessary adjustments to adequate the Financial Statements to IFRS have been considered.
(c) Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(d) Amounts in millions of NIS.

IRSA Inversiones y Representaciones Sociedad Anónima

Information about significant associates

Set out below are summarized financial information of the significant Group's associates as of June 30, 2017, 2016 and 2015:

	As of June 30, 2017									Year ended June 30, 2017 (i)
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% ownership interest	Interest in associate	Goodwill and others	Book value	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividend distribution	Cash of operating activities	Cash of investing activities	Cash of financing activities	Changes in cash and cash equivalents
BHSA	36,762	18,228	33,675	15,548	(ii) 5,767	(iii) 30.66%	1,688	4	1,693	7,921	625	625	-	(954)	(756)	466	(676)
PBEL	1,469	272	181	4,302	(2,742)	45.40%	(1,245)	2,013	768	300	(292)	(186)	-	202	(37)	(160)	5

	As of June 30, 2016 (recast)									Year ended June 30, 2016 (recast) (i)
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% ownership interest	Interest in associate	Goodwill and others	Book value	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividend distribution	Cash of operating activities	Cash of investing activities	Cash of financing activities	Changes in cash and cash equivalents
BHSA	20,307	20,544	28,255	7,244	(ii) 5,352	(iii) 30.66%	1,605	4	1,609	6,821	837	837	-	(9,462)	(410)	4,099	(2,756)
Adama	41,879	25,470	23,018	20,336	23,995	(v) 40%	9,598	1,249	10,847	18,839	1,056	853	-	280	(1,085)	(2,655)	(3,460)
PBEL	1,510	257	354	3,456	(2,043)	45.40%	(928)	1,792	864	-	(97)	(90)	-	145	(58)	(90)	(3)

	As of June 30, 2015 (recast)										Year ended June 30, 2015 (recast) (i)
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	% ownership interest		Interest in associate	Goodwill and others	Book value	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividend distribution	Cash of operating activities	Cash of investing activities	Cash of financing activities	Changes in cash and cash equivalents
BHSA	25,112	9,972	26,893	3,725	(ii) 4,466	(iii) 30.74%	(ii)	1,352	4	1,356	4,500	461	461	42	(3,334)	(46)	1,515	193
IDBD	30,344	64,935	24,209	61,684	9,386	(iv) N/A	(ii)	(iv) N/A	(iv) N/A	908	43,296	713	151	-	2,909	1,389	(4,505)	(207)

(i)
Information under GAAP applicable in the associates´ jurisdiction.
(ii)
Net of non-controlling interest.
(iii)
Considering the effect of Treasury shares.
(iv)
Book value has been computed based on the fair value of the investment (Note 4).
(v)
See Note 4.

IRSA Inversiones y Representaciones Sociedad Anónima

10.
Investment properties

Changes in the Group’s investment properties for the years ended June 30, 2017, 2016 and 2015 were as follows:

	Rental properties	Undeveloped parcels of land	Properties under development	Total
Net book amount at July 1st, 2014 (recast)	13,098	2,311	387	15,796
Year ended June 30, 2015
Additions	281	2	174	457
Capitalized leasing costs	3	-	13	16
Amortization of capitalized leasing costs (i)	(2)	-	-	(2)
Transfers (ii)	573	-	(573)	-
Transfers to property, plant and equipment	(1)	-	-	(1)
Transfers to trading properties	(15)	-	-	(15)
Disposals	-	-	(2)	(2)
Disposals due to sales	(985)	(5)	-	(990)
Net gain of fair value changes	2,558	1,399	1	3,958
Net book amount at June 30, 2015 (recast)	15,510	3,707	-	19,217
Year ended June 30, 2016:
Assets incorporated by business combination (Note 4)	25,256	1,439	2,891	29,586
Additions	258	12	919	1,189
Capitalized leasing costs	2	-	-	2
Amortization of capitalized leasing costs (i)	(1)	-	-	(1)
Transfers	1,332	(229)	(1,103)	-
Transfers of property, plant and equipment	57	-	-	57
Transfers to trading properties	(24)	(293)	-	(317)
Disposals due to sales	(1,357)	(41)	-	(1,398)
Disposals	(23)	(1)	-	(24)
Cumulative translation adjustment	14,505	816	1,512	16,833
Net gain / (loss) of fair value changes	16,849	713	(3)	17,559
Net book amount at June 30, 2016 (recast)	72,364	6,123	4,216	82,703
Year ended June 30, 2017:
Additions	1,204	57	1,390	2,651
Financial cost charged	-	-	3	3
Capitalized leasing costs	4	-	20	24
Amortization of capitalized leasing costs (i)	(2)	-	-	(2)
Transfers	3,014	(6)	(3,008)	-
Transfers to/from property, plant and equipment	156	-	-	156
Transfers to trading properties	(14)	-	-	(14)
Transfers to assets held for sale	(71)	-	-	(71)
Reclassification previous periods (Note 2.27)	-	-	(224)	(224)
Disposals due to sales	(220)	-	-	(220)
Cumulative translation adjustment	9,480	495	519	10,494
Net gain of fair value changes	3,386	978	89	4,453
Net book amount at June 30, 2017	89,301	7,647	3,005	99,953

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 24).
(ii)
Includes transfers due to the opening of Alto Comahue and Distrito Arcos Shopping Malls.

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. Book amount of those properties amounts to Ps. 40,719, Ps. 16,225 and Ps. 301 as June 30, 2017, 2016 and 2015, respectively.

The following amounts have been recognized in the Statements of Income:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Rental and services income	8,711	5,268	2,997
Direct operating expenses	(2,838)	(1,888)	(1,077)
Development expenditures	(1,397)	(11)	(9)
Net income on the change in the fair value of realized investment property	128	908	645
Net income on the change in the fair value of unrealized investment property	4,325	16,651	3,313

IRSA Inversiones y Representaciones Sociedad Anónima

Valuation processes

The Group’s investment properties were valued at each reporting date by independent professionally qualified appraisers who hold a recognized relevant professional qualification and have experience in the locations and segments of the investment properties appraised. For all investment properties, their current use equates to the highest and best use.

Each Operations center has a team that review the appraisals performed by the independent appraisers (the “review team”). The review team: i) verifies all major and important assumptions relevant to the appraisal in the valuation report from the independent appraisers; ii) assesses property valuation movements compared to the valuation report from the prior period; and iii) holds discussions with the independent appraisers.

Changes in Level 2 and 3 fair values, if any, are analyzed at each reporting date during the valuation discussions between the review team and the independent appraisers. In the case of the Operations Center in Argentina, the Board of Directors ultimately approves the fair value calculation for recording into the Financial Statements. In the case of the Operations Center of Israel, the appraisals were examined by Israel Management and reported to the Financial Statements Committee.

Valuation techniques used for the estimation of fair value of the investment property:

A.
Operations Center in Argentina

For Shopping Malls, with a total carrying amount of Ps. 28,561, Ps. 26,426 and Ps. 10,277 for fiscal years ended on June 30, 2017, 2016 and 2015, respectively, the valuation was determined using discounted cash flow (“DCF”) projections based on significant unobservable assumptions. The following are the key assumptions:

●
Future rental cash inflows based on the location, type and quality of the properties and supported by the terms of any existing lease, and considering the estimations of the Gross National Income (GNI) and the estimated inflation rated given by external advisors.
●
It was considered that all Shopping Malls will grow with the same elasticity in relation to the evolution of the GNI and projected Inflation.
●
Cash flows from future investments, expansions, or improvements in shopping malls were not considered.
●
Estimated vacancy rates taking into account current and future market conditions once the current leases expire.
●
The projected cash flows were discounted using the weighted average cost of capital (WACC) as the discount rate for each valuation date.
●
Terminal value: it was consider a perpetuity calculated from the cash flow of the last year of useful life.
●
The cash flow for the concessions were projected until the due date of the concession determinate in the current agreement.

For office properties and undeveloped land, with a total amount of Ps. 11,115, Ps. 8,986 and Ps. 8,938 as of June 30, 2017, 2016 and 2015, respectively, the valuation was determined using market comparable. These values are adjusted for differences in key attributes such as location, size of the property and quality of the interior design. The most significant contribution to this comparable market approach is the price per square meter.

It can sometimes be difficult to reliably determine the fair value of the property under development. In order to assess whether the fair value of the property under development can be determined reliably, management considers the following factors, among others:

IRSA Inversiones y Representaciones Sociedad Anónima

●
The provisions of the construction contract.
●
The stage of completion.
●
Whether the project/property is standard (typical for the market) or non-standard.
●
The level of reliability of cash inflows after completion.
●
The development risk specific to the property.
●
Past experience with similar constructions.
●
Status of construction permits.

For properties under construction, with a carrying amount of Ps. 615 and Ps 293 as of June 30, 2017 and 2016, respectively, the valuation was based on a cost basis for all the indicated periods. These properties under development currently comprise works in a building office to be constructed. There were no properties under development as of June 30, 2015.

There were no changes to the valuation techniques during the presented fiscal year.

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

June 30, 2017

Property type	Valuation technique	Discount rate	Growth rate
Shopping Malls	Discounted cash flows	9.35%	3%

For the next five years, an average Ps./US$ exchange rate was considered, with an upward trend, from Ps./US$ 15.45 to Ps./US$ 27.66. Over the long term, a nominal depreciation rate of the peso of 5.5% is assumed, estimated based on the projected rates of inflation in Argentina and USA. The inflation considered has a downward trend, which starts at 31.0% and stabilizes at 8% after 10 years.

June 30, 2016

Property type	Valuation technique	Discount rate	Growth rate
Shopping Malls	Discounted cash flows	9.51	3%

For the next five years, an average Ps./US$ exchange rate was considered, with an upward trend, from Ps./US$ 12.03 to Ps./US$ 25.72. Over the long term, a nominal depreciation rate of the peso of 3.1% is assumed, estimated based on the projected rates of inflation in Argentina and USA. The inflation considered has a downward trend, which starts at 31.8% and stabilizes at 5.5% after 10 years.

June 30, 2015

Property type	Valuation technique	Discount rate	Growth rate
Shopping Malls	Discounted cash flows	13.15%	3%

For the next five years, an average Ps./US$ exchange rate was considered, with an upward trend, from Ps./US$ 8.62 to Ps./US$ 19.66. Over the long term, a nominal depreciation rate of the peso of 5.1% is assumed, estimated based on the projected rates of inflation in Argentina and USA.

IRSA Inversiones y Representaciones Sociedad Anónima

The inflation considered has a downward trend, which starts at 32.7% and stabilizes at 6% after 10 years.

Sensitivity of unobservable assumptions (Shopping Malls):

	Discount rate + 1%	Discount rate -1%	Growth rate + 1%	Growth rate - 1%	Inflation + 10% (1)	Inflation - 10% (2)	Devaluation rate + 10% (3)	Devaluation rate - 10% (4)
2017	(3,948)	5,445	2,464	(1,794)	2,684	(2,425)	(2,565)	3,135
2016	(3,638)	4,989	2,094	(1,536)	2,537	(2,310)	(2,373)	2,900
2015	(1,021)	976	143	(338)	841	(993)	(1,039)	1,001

(1) Assumes a 10% higher inflation rate for each period, vis-a-vis projected rates.
(2) Assumes a 10% lower inflation rate for each period, vis-a-vis projected rates.
(3) Assumes a 10% higher exchange rate for each period, vis-a-vis projected rates.
(4) Assumes a 10% lower exchange rate for each period, vis-a-vis projected rates.

B.
Operations Center in Israel

For the rental properties with a carrying amount of Ps. 54,334 and Ps. 40,871, for the fiscal years ended June 30, 2017 and 2016, respectively, the valuation was determined using discounted cash flow (“DCF”) projections based on significant unobservable assumptions.

Within these assumptions the main are:

●
a discount rate that reflects the specific risks incorporated in comparable flows and assets.
●
real lease agreements, where payments differ from the proper rent, if any, are subject to adjustments to reflect the actual payments made during the term of the lease.
●
type of lessee that occupies the property, the future lessees that may occupy the property after leasing a vacant property, including a general creditworthiness assessment.
●
the allocation of responsibilities between the Group and the lessee as regards maintenance and insurance of the property.
●
the physical condition and remaining useful life of the property.
●
the provisions of the construction contract.
●
the stage of completion
●
whether the project/property is standard (typical in the market) or non-standard.
●
the reliability of the cash inflows following completion.
●
the development risk specific to the property.
●
previous experience with similar constructions.
●
status of construction permits.

Within these assumptions for the Operations Center in Israel the key ones are:

Weighted average discount rate:
		2017	2016
Rental properties in Israel'	Offices'	8.2%	8.1%
	Commercial use'	7.8%	7.8%
	Industrial use'	9.0%	8.4%
Rental properties in U.S.A.'	HSBC Building (Offices)'	5.8%	5.8%
	Las Vegas project (Offices and Commercial use)'	5.7%	8.75%

IRSA Inversiones y Representaciones Sociedad Anónima

Weighted average rental value per square meter (m2) per month, in NIS
		2017	2016
Rental properties in Israel	Offices	63 NIS/square meters	62 NIS/square meters
	Commercial use	88 NIS/square meters	92 NIS/square meters
	Industrial use	33 NIS/square meters	32 NIS/square meters
Rental properties in U.S.A.	HSBC Building (Offices)	337 NIS/square meters	425 NIS/square meters
	Las Vegas project (Offices and Commercial use)	114 NIS/square meters	109 NIS/square meters

For undeveloped land of the Operations Center in Israel with a carrying amount of Ps. 2,938 and Ps. 2,204 as of June 30, 2017 and 2016, respectively, the valuation was determined using market comparable. These values are adjusted for differences in key attributes such as location, size of the property and quality of the interior design. The most significant contribution to this comparable market approach is the price per square meter.

For property under development in the Operations Center of Israel with a carrying amount of Ps. 2,390 and Ps. 3,923 as of June 30, 2017 and 2016, the valuation is based on the estimated fair value of the investment property after completing the construction, less the present value of the estimated construction costs expected to be incurred during completion of construction works, considering a capitalization rate adjusted for risks and relevant features of the property.

Within these assumptions for the Operations center in Israel the key ones are:

Weighted average construction cost per square meter (m2)
	2017	2016
Properties under development in Israel	5,400 NIS/square meters	5,230 NIS/square meters
Properties under development in U.S.A.	6,537 NIS/square meters	8,232 NIS/square meters

Annual weighted average discount rate
	2017	2016
Properties under development in Israel	8.1%	8.50%
Properties under development in U.S.A.	8.75%	8.75%

There were no changes to the valuation techniques during the presented years.

Sensitivity of unobservable assumptions:

	Discount rate + 1%	Discount rate -1%
2017	(6,607)	8,794
2016	(4,964)	6,565

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2017, 2016 and 2015 were as follows:

	Buildings and facilities (iii) (iv)	Machinery and equipment	Communication networks	Others (i)	Total
At July 1st, 2014:
Costs	463	97	-	18	578
Accumulated depreciation	(267)	(80)	-	(12)	(359)
Net book amount at July 1, 2014 (recast)	196	17	-	6	219
Year ended June 30, 2015:
Additions	17	23	-	6	46
Transfers of investment properties	(8)	5	-	4	1
Depreciation charges (ii)	(18)	(9)	-	(2)	(29)
Balance at June 30, 2015 (recast)	187	36	-	14	237
Costs	472	125	-	28	625
Accumulated depreciation	(285)	(89)	-	(14)	(388)
Net book amount at June 30, 2015 (recast)	187	36	-	14	237
Year ended June 30, 2016:
Assets incorporated by business combination (Note 4)	8,224	1,719	3,536	1,625	15,104
Additions	379	291	310	193	1,173
Impairment	(23)	-	(3)	-	(26)
Cumulative translation adjustment	4,837	1,018	2,034	894	8,783
Transfers to investment properties	(57)	-	-	-	(57)
Depreciation charges (ii)	(274)	(251)	(467)	(173)	(1,165)
Balance at June 30, 2016 (recast)	13,273	2,813	5,410	2,553	24,049
Costs	13,886	3,203	5,974	2,776	25,839
Accumulated depreciation	(613)	(390)	(564)	(223)	(1,790)
Net book amount at June 30, 2016 (recast)	13,273	2,813	5,410	2,553	24,049
Year ended June 30, 2017:
Additions	737	634	711	669	2,751
Disposals	(4)	(8)	(23)	(206)	(241)
Reclassification to assets held for sale	(28)	(16)	-	(1,513)	(1,557)
Impairment / recovery	12	-	-	-	12
Cumulative translation adjustment	2,948	627	1,148	290	5,013
Transfers from / to investment properties	(156)	-	-	-	(156)
Depreciation charges (ii)	(627)	(588)	(1,084)	(459)	(2,758)
Balance at June 30, 2017	16,155	3,462	6,162	1,334	27,113
Costs	17,573	4,614	8,156	1,973	32,316
Accumulated depreciation	(1,418)	(1,152)	(1,994)	(639)	(5,203)
Net book amount at June 30, 2017	16,155	3,462	6,162	1,334	27,113

(i)
Includes furniture and fixtures, vehicles and aircrafts which have been reclassified to held for sale. (See Note 4)
(ii)
As of June 30, 2017, 2016 and 2015, depreciation charges of property, plant and equipment were recognized: Ps. 1,522, Ps. 591 and Ps. 23 in "Costs", Ps. 251, Ps. 121 and Ps. 6 in "General and administrative expenses" and Ps. 889, Ps. 412 and Ps. 0 in "Selling expenses", respectively in the Statements of Income, (Note 24). In addition, a depreciation charge in the amount of Ps. 96 and Ps. 41, was recognized in "discontinued operations" as of June 30, 2017 and 2016, respectively.
(iii)
Properties include Sheraton Libertador which has been mortgaged to guarantee certain Group's borrowings for a total amount of Ps. 29.5, Ps. 28.2 and Ps. 31.4 as of June 30, 2017, 2016 and 2015, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

12.
Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2017, 2016 and 2015 were as follows:

	Completed properties	Properties under development (i)	Undeveloped sites	Total
At July 1st, 2014 (recast)	6	119	11	136
Additions	-	1	-	1
Cumulative translation adjustment	-	(6)	-	(6)
Transfers of investment properties	-	-	15	15
Disposals	(2)	-	-	(2)
At June 30, 2015 (recast)	4	114	26	144
Additions	51	290	13	354
Assets incorporated by business combination (Note 4)	108	1,724	824	2,656
Cumulative translation adjustment	74	1,121	457	1,652
Transfer	-	142	(142)	-
Transfers of investment properties	-	293	24	317
Disposals	(1)	(151)	-	(152)
At June 30, 2016 (recast)	236	3,533	1,202	4,971
Additions	2	1,188	39	1,229
Cumulative translation adjustment	152	652	167	971
Transfers	1,101	(687)	(414)	-
Transfers of intangible assets	13	-	-	13
Transfers of investment properties	-	-	14	14
Disposals	(703)	(714)	-	(1,417)
At June 30, 2017	801	3,972	1,008	5,781

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Non-current	4,532	4,730	141
Current	1,249	241	3
Total	5,781	4,971	144

(i) Include Zetol plot of land and Vista al Muelle, which have been mortgaged to secure Group's borrowings. The net book value amounted to Ps. 190, Ps. 156 and Ps. 106 as of June 30, 2017, 2016 and 2015, respectively. Additionally, the Group has contractual obligations not provisioned related to these plot of lands committed when certain properties were acquired or real estate projects were approved, and amounts to Ps. 120, Ps. 120 and Ps. 71, respectively. Both projects are expected to be completed in 2029.

IRSA Inversiones y Representaciones Sociedad Anónima

13.
Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2017, 2016 and 2015 were as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others (ii) (iii)	Total
At July 1st, 2014:
Costs	6	-	-	-	18	118	142
Accumulated amortization	-	-	-	-	(17)	(1)	(18)
Net book amount at July 1st, 2014 (recast)	6	-	-	-	1	117	124
Year ended June 30, 2015
Additions	-	-	-	-	-	5	5
Amortization charges (i)	-	-	-	-	-	(2)	(2)
Balance at June 30, 2015 (recast)	6	-	-	-	1	120	127
Costs	6	-	-	-	19	123	148
Accumulated amortization	-	-	-	-	(18)	(3)	(21)
Net book amount at June 30, 2015 (recast)	6	-	-	-	1	120	127
Year ended June 30, 2016
Additions	-	-	-	-	134	-	134
Assets incorporated by business combination (Note 4)	1,391	2,131	515	2,474	635	848	7,994
Cumulative translation adjustment	817	1,243	292	1,327	362	455	4,496
Amortization charges (i)	-	(19)	(48)	(582)	(184)	(155)	(988)
Balance at June 30, 2016 (recast)	2,214	3,355	759	3,219	948	1,268	11,763
Costs	2,214	3,378	817	3,923	1,189	1,458	12,979
Accumulated amortization	-	(23)	(58)	(704)	(241)	(190)	(1,216)
Net book amount at June 30, 2016 (recast)	2,214	3,355	759	3,219	948	1,268	11,763
Year ended June 30, 2017
Additions	-	-	-	-	582	30	612
Disposals	-	-	-	-	-	(52)	(52)
Reclassification previous periods (Note 2.27)	31	-	-	-	-	-	31
Transfers to assets held for sale	-	(81)	-	(36)	(21)	(44)	(182)
Transfers to trading properties	-	-	-	-	-	(13)	(13)
Assets incorporated by business combination (Note 4)	26	-	-	-	-	-	26
Cumulative translation adjustment	507	732	148	494	233	170	2,284
Amortization charges	-	(52)	(115)	(1,115)	(453)	(347)	(2,082)
Balance at June 30, 2017	2,778	3,954	792	2,562	1,289	1,012	12,387
Costs	2,778	4,029	1,002	4,746	2,103	1,659	16,317
Accumulated amortization	-	(75)	(210)	(2,184)	(814)	(647)	(3,930)
Net book amount at June 30, 2017	2,778	3,954	792	2,562	1,289	1,012	12,387

(i)
Amortization charge was recognized in the amount of Ps. 487, Ps. 191 and Ps. 2 under "Costs", in the amount of Ps. 333, Ps. 154 and Ps. 0 under "General and administrative expenses" and Ps. 1,231, Ps. 615 and Ps. 0 under "Selling expenses" as of June 30, 2017, 2016 and 2015, respectively in the Statements of Income (Note 24). In addition, a charge of Ps. 31 and Ps. 28 was recognized under "discontinued operations" as of June 30, 2017 and 2016, respectively.
(ii)
Includes "Rights of use". Corresponds to Distrito Arcos.
(iii)
Includes "Right to receive future units under barter agreements". Corresponds to receivables in kind representing the right to receive residential apartments in the future under barter agreements. Caballito: On June 29, 2011, the Group and TGLT entered into a barter agreement in the amount of US$ 12.8. In 2013, a neighborhood association secured a preliminary injunction which suspended the works to be carried out by TGLT in the property and started a claim against GCBA and TGLT. As a consequence of the unfavorable rulings rendered by lower courts and appellate courts in the cited proceeding, the Group and TGLT reached a settlement agreement dated December 30 2016, whereby they agree to provide a deed for the revocation of the barter agreement, after TGLT resolves certain issues. Consequently, the Group has decided to deregister the intangible asset related to this transaction, thus recognizing a loss of Ps. 27.7.

IRSA Inversiones y Representaciones Sociedad Anónima

14.
Financial instruments by category

The note shows the financial assets and financial liabilities by category and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade payables in-kind and tax receivables and payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy.

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

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the Consolidated Financial Statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer ("CFO"). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, as of the end of each reporting period.

According to the Group’s policy, transfers among the several categories of valuation are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

Financial assets and financial liabilities as of June 30, 2017 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2017
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	16,575	-	-	2,156	18,731	3,819	22,550
Investments in financial assets:
- Public companies’ securities	-	1,665	-	82	1,747	-	1,747
- Private companies’ securities	-	16	-	964	980	-	980
- Deposits	1,235	13	-	-	1,248	-	1,248
- Mutual funds	-	3,855	-	-	3,855	-	3,855
- Bonds	-	4,719	425	-	5,144	-	5,144
- Others	-	749	-	-	749	-	749
Derivative financial instruments:
- Warrants	-	-	26	-	26	-	26
- Foreign-currency future contracts	-	-	27	-	27	-	27
- Swaps	-	-	29	-	29	-	29
Restricted assets	954	-	-	-	954	-	954
Financial assets held for sale:
- Clal	-	8,562	-	-	8,562	-	8,562
Cash and cash equivalents:
- Cash at bank and on hand	8,529	-	-	-	8,529	-	8,529
- Short-term investments	14,510	1,815	-	-	16,325	-	16,325
Total assets	41,803	21,394	507	3,202	66,906	3,819	70,725

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2017
Liabilities as per Statement of Financial Position
Trade and other payables	16,166	-	-	-	16,166	7,713	23,879
Borrowings (excluding finance leases)	129,412	-	-	-	129,412	-	129,412
Derivative financial instruments:
- Foreign-currency future contracts	-	-	5	-	5	-	5
- Forwards	-	5	152	10	167	-	167
Total liabilities	145,578	5	157	10	145,750	7,713	153,463

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20).

Financial assets and financial liabilities as of June 30, 2016 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2016 (recast)
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	12,718	-	-	1,931	14,649	2,374	17,023
Investments in financial assets:
- Public companies’ securities	-	1,369	-	499	1,868	-	1,868
- Private companies’ securities	-	-	15	1,324	1,339	-	1,339
- Deposits	1,172	12	-	-	1,184	-	1,184
- Mutual funds	-	2,775	-	-	2,775	-	2,775
- Bonds	121	4,365	-	-	4,486	-	4,486
- Others	-	90	-	140	230	-	230
Derivative financial instruments:
- Swaps	-	12	-	-	12	-	12
- Others	-	-	15	-	15	-	15
Restricted assets	618	-	-	-	618	-	618
Financial assets held for sale
- Clal	-	4,602	-	-	4,602	-	4,602
Cash and cash equivalents:
- Cash at bank and on hand	6,214	-	-	-	6,214	-	6,214
- Short-term investments	-	7,652	-	-	7,652	-	7,652
Total assets	20,843	20,877	30	3,894	45,644	2,374	48,018

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2016 (recast)
Liabilities as per Statement of Financial Position
Trade and other payables	18,399	-	-	-	18,399	993	19,392
Borrowings (excluding finance leases)	101,928	-	-	10,999	112,927	-	112,927
Derivative financial instruments
- Forwards	-	198	-	-	198	-	198
- Foreign-currency future contracts	-	16	3	-	19	-	19
Total liabilities	120,327	214	3	10,999	131,543	993	132,536

(i)
        The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20).

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2015 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2015 (recast)
Assets as per Statement of Financial Position
IDBD (ii)	-	-	-	908	908	-	908
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	1,154	-	-	-	1,154	199	1,353
Investments in financial assets:
- Public companies’ securities	-	88	-	349	437	-	437
- Private companies’ securities	-	-	-	102	102	-	102
- Mutual funds	-	145	-	-	145	-	145
- Bonds	210	104	-	-	314	-	314
Derivative financial instruments
- Warrants	-	228	-	7	235	-	235
- Others	-	-	-	-	-	-	-
Restricted assets	9	-	-	-	9	-	9
Cash and cash equivalents
- Cash at bank and on hand	373	-	-	-	373	-	373
- Short-term investments	-	2	-	-	2	-	2
Total	1,746	567	-	1,366	3,679	199	3,878

	Financial liabilities at amortized cost	Financial liabilities at fair value			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2015 (recast)
Liabilities as per Statement of Financial Position
Trade and other payables	461	-	-	-	461	690	1,151
Borrowings	4,958	-	-	15	4,973	-	4,973
Derivative financial instruments
- Tender offer	-	-	-	503	503	-	503
Total	5,419	-	-	518	5,937	690	6,627

(i)
The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for the borrowings (Note 20).
(ii)
As described in Note 4 until acquiring control over IDBD, the Group stated its equity interest in IDBD as an associate measured at fair value, invoking the exception under IAS 28 and the warrants to acquire IDBD’s common shares were booked at their quoted prices. Since October 11, 2015, as result of consolidation, the equity interest in IDBD as an associate and the warrants were eliminated following the consolidation to add IDBD’s assets and liabilities on a line-by-line basis.

Liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments Disclosures”. Therefore, finance leases have been shown separately.

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	As of June 30, 2017
	Gross amounts recognized	Gross amounts offset	Net amount presented
As of June 30, 2017
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	19,602	(871)	18,731
Financial liabilities
Trade and other payables (Note 18)	15,295	871	16,166

	As of June 30, 2016 (recast)
	Gross amounts recognized	Gross amounts offset	Net amount presented
As of June 30, 2016
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	15,949	(1,300)	14,649
Financial liabilities
Trade and other payables (Note 18)	17,099	1,300	18,399

IRSA Inversiones y Representaciones Sociedad Anónima

As of June 30, 2015 (recast)
	Gross amounts recognized	Gross amounts offset	Net amount presented
As of June 30, 2015
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	1,229	(75)	1,154
Financial liabilities
Trade and other payables (Note 18)	(536)	75	(461)

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2017
Interest income (i)	848	-	848
Interest expense (i)	(6,474)	-	(6,474)
Foreign exchange (losses) / gains, net (i)	(1,079)	4	(1,075)
Dividend income (i)	33	35	68
Fair value gain on financial assets at fair value through profit or loss (i)	-	2,859	2,859
(Loss) / Gain on derivative financial instruments, net (i)	(46)	116	70
Other finance costs (i)	(914)	-	(914)
Net (loss) / income	(7,632)	3,014	(4,618)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2016 (recast)
Interest income (i)	651	-	651
Interest expense (i)	(2,339)	(23)	(2,362)
Foreign exchange (loss) / gain, net (i)	(2,066)	6	(2,060)
Dividend income (i)	-	72	72
Fair value loss on financial assets at fair value through profit or loss (i)	-	(1,439)	(1,439)
Gain on derivative financial instruments, net (i)	-	921	921
Other finance costs (i)	(567)	(106)	(673)
Fair value loss on associates (ii)	-	79	79
Net loss	(4,321)	(490)	(4,811)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2015 (recast)
Interest income (i)	61	5	66
Interest expense (i)	(628)	-	(628)
Foreign exchange (losses) / gains, net (i)	(354)	-	(354)
Dividend income (i)	-	17	17
Fair value gain on financial assets at fair value through profit or loss (i)	-	53	53
Loss on derivative financial instruments, net (i)	-	(16)	(16)
Other finance costs (i)	(71)	-	(71)
Fair value loss on associates (ii)	-	(1,001)	(1,001)
Net loss	(992)	(942)	(1,934)

(i)
Included within “Financial results, net“ in the Statements of Income.
(ii)
Included in “Share of profit / (loss) of joint ventures and associates” in the Statement of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Clal

Clal is a holding company that mainly operates in the insurance and pension markets and in segments of pension funds. The company holds assets and other businesses (such as insurance agencies) and is one of the largest insurance groups in Israel. Clal mainly develops its activities in three operating segments: long-term savings, general insurance and health insurance.

Given that IDBD failed to meet the requirements set forth to have control over an insurance company, on August 21, 2013, the Commissioner required that IDBD granted an irrevocable power of attorney to Mr. Moshe Tery ("the Trustee") for the 51% of the shareholding capital and vote interests in Clal, thus transferring control over that investee. From such date, IDBD recognized its equity interest in Clal as a financial asset held for sale, at fair value through profit or loss.

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

a.
Sell at least 5% of its equity interest in Clal, since May 7, 2016.
b.
Sell at least an additional 5% of its equity interest in Clal, during each of the subsequent four-month periods.
c.
If IDBD sells more than 5% of its equity interest in Clal in any given four-month period, the percentage in excess of the required 5% would be offset against the percentage required in the following period.

In case IDBD does not fulfills its obligation in the manner described in the above paragraph the Trustee is entitled to act upon the specified arrangement in lieu of IDBD, pursuant to all powers that had been vested under the representations of the trust letter. The consideration for the sale would be transferred to IDBD, with the expenses incurred in the sale process to be solely borne by IDBD.

During February 2016, bondholders and minority shareholders as of that date, filed a complaint against the Commissioner so that the order by the Administrator to sell the shares in the market was revoked, for this would cause irreversible damage to the company and its bondholders. As of the date of these Consolidated Financial Statements, no decision has been rendered on the complaint.

On April 5, 2017, the District Court of Tel Aviv-Jaffa ordered the Trustee to sell 5% of Clal’s shares managed by him/her within a term of 30 days, pursuant to the decision and the petition filed by the Commissioner.

The Court considered that the Commissioner acted fairly and proportionately in ordering such sale, that such sale should be made at the best possible price and that, after completing it, the Commissioner should use its discretionary power and examine the circumstances of the case in ordering any new sales.

On May 1, 2017 IDBD agreed to sell the 5% of Clal’s shares jointly with a swap transaction. Hence, the shares were sold on May 4 without any type of encumbrances, at a price of NIS 59.86 each (i.e., for a total of roughly NIS 166, equivalent to nearly Ps. 697 at the exchange rate prevailing on that date). Such request had the consent of the Trustee and a statement from the Commissioner stating that such body does not object to the swap transaction.

Concurrently with the sale, IDBD entered into a swap transaction with a banking institution whereby the former will charge or pay for the difference between the sale value of the shares above described and the value such shares will have at the time they are sold to the third-party buyer upon the lapse of a 24-month period. IDBD cannot repurchase such shares.

IRSA Inversiones y Representaciones Sociedad Anónima

IDBD continues to evaluate courses of action with regard to the District Court’s pronouncement, including the possibility to file a motion for appeal.

Based on the terms and conditions of the swap contract, IDBD maintains the major risks and benefits of all of Clal shares; as a result, as of June 30, 2017, all of Clal shares were reported as a financial asset available for sale and a liability in the amount of Ps. 783. Valuation of mentioned shares as of June 30, 2017 and 2016 amounts to Ps. 8,562, and Ps. 4,602 respectively, and a gain of Ps. 2,513 has been recorded in 2017 and a loss of Ps. 1,951 has been recorded in 2016, reflecting the increase/decrease in the market price, in financial results, net, in "fair value gain/loss of financial assets and liabilities at fair value through profit or loss, net".

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Trade and other receivables -. Cellcom	Discounted cash flows	Discount interest rate.	Level 3	3.3
Interest rate swaps	Cash flows - Theoretical price	Interest rate futures contracts and cash flows	Level 2	-
Preferred shares of Condor	Binomial tree – Theoretical price I	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 1.8 to 2.2 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Promissory note	Discounted cash flows - Theoretical price	Market interest-rate (Libor rate curve)	Level 3	Market interest-rate 1.8% to 2.2%
Warrants of Condor	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 2	Underlying asset price 1.8 to 1.7 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flows - Theoretical price
Projected revenue discounted at the discount rate
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments - Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

As of June 30, 2017, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the group.

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents the changes in Level 3 instruments as of June 30, 2017, 2016 and 2015:

	Investments in financial assets - Public companies’ Securities	Derivative financial instruments	Investment in associate IDBD	Derivative financial instruments - Commitment to tender offer of shares in IDBD	Derivative financial instruments - Forwards	Investments in financial assets - Private companies’ Securities	Investments in financial assets - Others	Borrowings - Non-recourse loan	Trade and other receivables	Total
Balance at July 1st, 2014 (recast)	211	-	-	(321)	-	-	-	-	-	(110)
Cumulative translation adjustment	-	-	83	(45)	-	-	-	19	-	57
Transfer to level 3	-	-	1,826	-	-	-	-	(86)	-	1,740
Gain / (loss) for the year	138	7	(1,001)	(137)	-	72	-	52	-	(869)
Transfer from associates	-	-	-	-	-	30	-	-	-	30
Balance at June 30, 2015 (recast)	349	7	908	(503)	-	102	-	(15)	-	848
Additions and acquisitions	50	-	-	-	-	27	-	-	-	77
Cumulative translation adjustment	-	-	60	(18)	-	291	52	(3,610)	706	(2,519)
Obtainment of control over IDBD (Note 4)	-	-	(1,047)	-	-	861	88	(7,336)	1,187	(6,247)
Write off	-	-	-	500	-	-	-	-	-	500
Gain / (loss) for the year (i) (ii)	100	(7)	79	21	-	43	-	(38)	38	236
Balance at June 30, 2016 (recast)	499	-	-	-	-	1,324	140	(10,999)	1,931	(7,105)
Additions and acquisitions	65	-	-	-	(8)	44	-	-	1,660	1,761
Cumulative translation adjustment	21	-	-	-	(2)	169	6	242	439	875
Reclassification to liabilities held for sale (Note 4)	-	-	-	-	-	-	-	11,272	-	11,272
Write off	(702)	-	-	-	66	-	(146)	-	-	(782)
Transfered to current account receivables	-	-	-	-	-	-	-	-	(1,874)	(1,874)
Gain / (loss) for the year (i)	199	-	-	-	(66)	(573)	-	(515)	-	(955)
Balance at June 30, 2017	82	-	-	-	(10)	964	-	-	2,156	3,192

(i)
Included within “Financial results, net” in the Statements of income.
(ii)
As of June 30, 2016 includes Ps. (564) presented within Share of profit / (loss) of joint ventures and associates and within Financial results, net in the Statements of Income.

During the year ended June 30, 2017 there were no transfers between levels of the fair value hierarchy.

IRSA Inversiones y Representaciones Sociedad Anónima

15.
Trade and other receivables

Group’s trade and other receivables as of June 30, 2017, 2016 and 2015 were as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Non-current
Sale, lease and services receivables	2,258	2,015	62
Less: Allowance for doubtful accounts	(4)	(2)	(2)
Total non-current trade receivables	2,254	2,013	60
Tax receivables	86	29	25
Prepaid expenses	1,669	1,320	11
Borrowings, deposits and other debit balances	893	75	-
Others	72	4	19
Total non-current other receivables	2,720	1,428	55
Total non-current trade and other receivables	4,974	3,441	115

Current
Sale, lease and services receivables	13,869	11,073	695
Less: Allowance for doubtful accounts	(308)	(171)	(93)
Total current trade receivables	13,561	10,902	602
Tax receivables	130	71	23
Prepaid expenses	863	617	99
Borrowings, deposits and other debit balances	1,485	1,243	330
Advances to suppliers	825	231	49
Others	400	345	40
Total current other receivables	3,703	2,507	541
Total current trade and other receivables	17,264	13,409	1,143
Total trade and other receivables	22,238	16,850	1,258

Book amounts of Group's trade and other receivables in foreign currencies are detailed in Note 30.

The fair value of current receivables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. The present value of receivables related to installment sales of communication devices, realized by Cellcom, was calculated using a discount rate of 3.3%. The book value of other non-current receivables is, or approximates, its fair value on the balance sheet date. Fair value are based on discounted cash flows (Level 3).

Trade accounts receivables are generally presented in the Statements of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Beginning of the year	173	95	82
Additions (i)	234	111	26
Recoveries (i)	(11)	(41)	(12)
Cumulative translation adjustment	182	12	-
Receivables written off during the year as uncollectable	(266)	(4)	(1)
End of the year	312	173	95

(i)
 The creation and release of the provision for impaired receivables have been included in “Selling expenses” in the Statements of Income (Note 24).

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (See Note 5). The Group also has receivables from related parties neither of which is due nor impaired.

IRSA Inversiones y Representaciones Sociedad Anónima

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2017, 2016 and 2015 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Statement of Financial Position):

	Past due
	Up to 3 months	From 3 to 6 months	Over 6 months	Non-past due	Impaired	Total	% of representation	Additions / (reversals) for doubtful accounts
Lease and services	109	21	66	946	145	1,287	7.98%	(40)
Hotel services	1	-	-	61	1	63	0.39%	-
Consumer financing	-	-	-	-	16	16	0.10%	-
Sale of properties and developments	17	2	2	8	32	61	0.38%	-
Sale of communication equipment	182	-	-	4,617	71	4,870	30.20%	(168)
Telecommunication services	482	-	143	2,848	15	3,488	21.63%	-
Sale of products (supermarkets)	38	-	-	6,228	76	6,342	39.33%	-
Total as of June 30, 2017	829	23	211	14,708	356	16,127	100%	(208)

Lease and services	67	19	33	1,101	110	1,330	10.16%	6
Hotel services	17	12	20	267	52	368	2.81%	(2)
Consumer financing	-	-	-	-	15	15	0.11%	1
Sale of properties and developments	-	-	-	39	-	39	0.30%	-
Sale of communication equipment	2,250	-	-	1,714	66	4,030	30.79%	-
Telecommunication services	1,763	-	1,028	19	672	3,482	26.60%	61
Sale of products (supermarkets)	27	19	55	3,665	58	3,824	29.22%	4
Total as of June 30, 2016 (recast)	4,124	50	1,136	6,805	973	13,088	100%	70

Lease and services	43	14	16	567	80	720	95.11%	14
Hotel services	1	-	-	16	-	17	2.25%	-
Consumer financing	-	-	-	5	15	20	2.64%	-
Total as of June 30, 2015 (recast)	44	14	16	588	95	757	100%	14

16.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2017, 2016 and 2015:

	Note	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Profit for the year		5,220	10,078	2,130
(Loss) for the year from discontinued operations		(3,018)	(444)	-
Adjustments for:
Income tax	21	2,915	6,373	1,581
Amortization and depreciation	24	4,715	2,085	33
Loss / (profit) from disposal of property, plant and equipment		35	(6)	-
Change in fair value of investment properties		(4,453)	(17,559)	(3,958)
Share-based payments		100	51	22
(Recovery) Charge for impairment of property, plant and equipment		(12)	26	-
Expenses from sales of investment properties		-	32	27
Derecognition of intangible assets by TGLT agreement		28	-	-
Result from business combination		(8)	-	-
Retirement of unused investment properties		-	24	2
Gain from disposal of associates		-	(4)	(22)
Other financial results, net		4,575	5,081	934
Reversal of cumulative translation adjustment		(41)	(100)	(219)
Provisions and allowances		113	191	75
Share of (profit) / loss of joint ventures and associates	8 and 9	(185)	(508)	813
Changes in operating assets and liabilities:
Increase in inventories		(258)	(190)	(6)
Decrease in trading properties		510	202	-
Increase in trade and other receivables		(1,779)	(541)	(400)
Increase in trade and other payables		1,316	195	233
Increase in salaries and social security liabilities		150	23	22
Decrease in provisions		(219)	(143)	(4)
Net cash generated by continuing operating activities before income tax paid		9,704	4,866	1,263
Net cash generated by discontinued operating activities before income tax paid		322	80	-
Net cash generated by operating activities before income tax paid		10,026	4,946	1,263

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows balances incorporated as result of business combination / reclassification of assets and liabilities held for sale:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Investment properties	-	29,586	-
Property, plant and equipment	1,712	15,104	-
Trading properties	-	2,656	-
Intangible assets	19	6,603	-
Investments in joint ventures and associates	(74)	9,268	-
Deferred income tax	53	(4,681)	-
Trade and other receivables	591	9,713	-
Investments in financial assets	-	5,824	-
Derivative financial instruments	-	(54)	-
Inventories	-	1,919	-
Restricted assets	-	-	-
Income tax and MPIT credits	-	91	-
Assets held for sale	-	5,129	-
Trade and other payables	(917)	(19,749)	-
Salaries and social security liabilities	(148)	-	-
Borrowings	(660)	(60,306)	-
Provisions	2	(969)	-
Income tax and MPIT liabilities	1	(267)	-
Employee benefits	(47)	(405)	-
Net amount of non-cash assets incorporated / held for sale	532	(538)	-
Cash and cash equivalents	150	-	-
Non-controlling interest	40	(8,630)	-
Goodwill not yet allocated	(26)	1,391	-
Net amount of assets incorporated / held for sale	696	(7,777)	-
Interest held before acquisition	67	-	-
Result from business combination	-	-	-
Cash and cash equivalents incorporated / held for sale	(150)	9,193	-
Net outflow of cash and cash equivalents / assets and liabilities held for sale	613	1,416	-

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2017, 2016 and 2015:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Decrease in investments in joint ventures and associates through a decrease in borrowings	9	-	-
Dividends distribution to non-controlling shareholders not yet paid	64	64	1
Increase in investments in associates and joint ventures through a decrease in trade and other receivables	49	-	-
Increase in property, plant and equipment through an increase in trade and other payables	122	-	-
Increase in intangible assets through an increase in trade and other payables	111	-	-
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	702	-	-
Increase in derivative financial instruments through a decrease in investments in financial assets	24	-	-
Increase in investments in financial assets through a decrease in trade and other receivables	-	71	-
Increase in investments in financial assets through an increase in trade and other payables	-	180	157
Increase in trading properties through a decrease in investment properties	-	317	-
Increase in property, plant and equipment through an increase in borrowings	-	116	5
Decrease in borrowings through a decrease in investments in subsidiaries, joint ventures and associates	-	9	43
Increase in investment properties, through a decrease in property, plant and equipment	-	57	137
Increase in investment properties through an increase in borrowings	-	302	48
Increase in equity interest in associates through a decrease in derivative financial instruments	-	-	1
Decrease in investment properties through an increase in intangible assets	-	-	2
Increase in financial assets through a decrease in investments in joint ventures and associates	-	-	1
Increase in investment properties through a decrease in financial assets	-	-	30
Decrease of investment in properties through an increase in trading properties	-	302	-
Increase in non-controlling interest through a decrease in derivative financial instruments	-	128	-
Decrease in trading properties through a decrease in trade and other payables	-	-	3

17.
Shareholders’ Equity

Share capital and premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 1 per share and one vote each. No other activity has been recorded for the fiscal years ended June 30, 2017, 2016 and 2015 in the capital accounts, other than those related to the acquisition of treasury stock.

IRSA Inversiones y Representaciones Sociedad Anónima

Inflation adjustment of share capital

The Group’s Financial Statements were previously prepared on the basis of general price-level accounting which reflected changes in the purchase price of the Argentine Peso in the historical Financial Statements through February 28, 2003. The inflation adjustment related to share capital was appropriated to an inflation adjustment reserve that formed part of shareholders' equity. The balance of this reserve could be applied only towards the issuance of common stock to shareholders of the Company. CNV General Ruling 592/11 requires that at the transition date to IFRS certain equity accounts, such as the inflation adjustment reserve, are not adjusted and are considered an integral part of share capital.

Additional paid-in capital from treasury shares

Upon sale of treasury shares, the difference between the net realizable value of the treasury shares sold and the acquisition cost will be recognized, whether it is a gain or a loss, under the non-capitalized contribution account and will be known as “Treasury shares trading premium”.

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destined to the constitution of legal reserve until they reach legal capped amount (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses.

Special reserve

The CNV, through General Ruling N° 562/9 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt the IFRS, as issued by the IASB, for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime. The Group has applied IFRS, as issued by the IASB, for the first time in the year beginning July 1st, 2012, being its transition date July 1st, 2011. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance of retained earnings disclosed in the first Financial Statements prepared according to IFRS and the balance of retained earnings disclosed in the last Financial Statements prepared in accordance with previously effective accounting standards. The reserve recorded amounted to Ps. 395, which as of June 30, 2017 were fully used to absorb the negative balances in the retained earnings account. As explained in Note 2.b. to these Consolidated Financial Statements, the Company’s Board of Directors decided to change the accounting policy of the investment property from the cost method to the fair value method, as allowed by IAS 40. For this reason, as of the transition date, figures have been modified and, hence, the special reserve as set forth by General Ruling CNV N° 609/12 has been increased by Ps. 2,751, which may only be reversed to be capitalized or to absorb potential negative balances under retained earnings.

Dividends

During the years ended June 30, 2017, 2016 and 2015, there were no distributions of dividends.

IRSA Inversiones y Representaciones Sociedad Anónima

Group’s other reserves for the years ended June 30, 2017, 2016 and 2015 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Cumulative translation adjustment reserve	Hedging instruments	Reserve for new developments	Reserve for defined contribution plans	Other reserves from subsidiaries	Total other reserves
Balance at July 1st, 2014 (recast)	(38)	(17)	53	-	519	-	414	-	-	931
Other comprehensive loss for the year	-	-	-	-	(125)	-	-	-	-	(125)
Total comprehensive loss for the year	-	-	-	-	(125)	-	-	-	-	(125)
Reserve for share-based compensation	-	-	22	-	-	-	-	-	-	22
Appropriation approved by Shareholders’ meeting held 06.19.14	-	-	-	-	-	-	(414)	-	-	(414)
Reserve for share-based payments	4	-	(11)	-	-	-	-	-	-	(7)
Transactions with non-controlling interest	-	21	-	-	-	-	-	-	-	21
Balance at June 30, 2015 (recast)	(34)	4	64	-	394	-	-	-	-	428
Other comprehensive income / (loss) for the year	-	-	-	-	118	(37)	-	(10)	-	71
Total comprehensive income / (loss) for the year	-	-	-	-	118	(37)	-	(10)	-	71
Appropriation approved by Ordinary and Extraordinary Shareholders’ meeting held 11.26.15	-	-	-	520	-	-	-	-	-	520
Reserve for share-based compensation	5	-	3	-	-	-	-	-	-	8
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	-	37	37
Cumulative translation adjustment for interest held before business combination	-	-	-	-	(91)	-	-	-	-	(91)
Transactions with non-controlling interest (Note 3)	-	17	-	-	-	-	-	-	-	17
Balance at June 30, 2016 (recast)	(29)	21	67	520	421	(37)	-	(10)	37	990
Other comprehensive income / (loss) for the year	-	-	-	-	973	56	-	(5)	-	1,024
Total comprehensive income / (loss) for the year	-	-	-	-	973	56	-	(5)	-	1,024
Reserve for share-based compensation	1	-	11	-	-	-	-	-	-	12
Appropriation approved by Shareholders’ meeting held 10.31.16	-	-	-	(26)	-	-	-	-	-	(26)
Transactions with non-controlling interest	-	165	-	-	-	-	-	-	-	165
Balance at June 30, 2017	(28)	186	78	494	1,394	19	-	(15)	37	2,165

IRSA Inversiones y Representaciones Sociedad Anónima

18.
Trade and other payables

Group’s trade and other payables as of June 30, 2017, 2016 and 2015 were as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Non-current
Trade payables	2,067	525	217
Deferred income	73	65	7
Construction obligations	873	895	-
Total non-current trade payables	3,013	1,485	224
Non-current other payables	27	33	31
Total non-current trade and other payables	3,040	1,518	255

Current
Trade payables	12,726	11,070	261
Accrued invoices	633	450	119
Construction obligations	353	1,238	-
Sales, rental and services payments received in advance	4,339	3,352	223
Total current trade payables	18,051	16,110	603
Dividends payable to non-controlling shareholders	251	426	59
Tax payables	510	284	83
Construction obligations	343	509	-
Others	1,684	545	151
Total current other payables	2,788	1,764	293
Total current trade and other payables	20,839	17,874	896
Total trade and other payables	23,879	19,392	1,151

The fair value of payables approximate their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

19.
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

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in joint ventures and associates (ii)	Site dismantling and remediation (iii)	Onerous contracts (iv)	Other provisions (v)	Total
As of July 1, 2014 (recast)	47	-	-	-	-	47
Additions	35	18	-	-	-	53
Recovery	(15)	-	-	-	-	(15)
Used during the year	(4)	-	-	-	-	(4)
As of June 30, 2015 (recast)	63	18	-	-	-	81
Additions	52	35	39	64	3	193
Incorporated by business combination (Note 4)	424	-	47	199	299	969
Recovery	(40)	-	-	-	(6)	(46)
Used during the year	(50)	-	-	(80)	(13)	(143)
Cumulative translation adjustment	240	(8)	28	113	144	517
As of June 30, 2016 (recast)	689	45	114	296	427	1,571
Additions	246	105	-	20	131	502
Incorporated by business combination (Note 4)	2	-	-	-	-	2
Recovery	(104)	(80)	-	(135)	-	(319)
Used during the year	(151)	-	-	-	(68)	(219)
Cumulative translation adjustment	139	2	26	39	90	296
As of June 30, 2017	821	72	140	220	580	1,833

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Non-current	943	532	29
Current	890	1,039	52
Total	1,833	1,571	81

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to the equity interest in New Lipstick and Condor with negative equity. Additions and recoveries are included in "Share of profit / (loss) of joint ventures and associates".
(iii)
The Group’s companies are required to recognize certain costs related to the dismantling assets and remediating of sites from the places where such assets are located. The calculation of such expenses are based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs are capitalized at a risk-free interest rate. Volume projections for retired or built assets are recast based on expected changes from technological rulings and requirements.
(iv)
Provisions for other contractual obligation include a series of obligation resulting from a contractual liability or law, regarding which there is a high degree of uncertainty as to the terms and the necessary amounts to discharge such liability.
(v)
The balance pertains to provisions related to investment property. Includes NIS 99 million (equivalent to approximately Ps. 465 as of the date of these Consolidated Financial Statements) related to a termination fee on a pre-acquisition contractual obligation between the Company's subsidiary, IDBD and a brokerage firm regarding advisory services on a property. The Company is currently disputing the contractual termination fee, therefore the final amount and timing of payment is uncertain. In November 2009, PBC’s Audit Committee and Board of Directors approved the agreement with Rock Real whereby the latter would look for and propose to PBC the acquisition of commercial properties outside Israel, in addition to assisting in the negotiations and management of such properties. In return, Rock Real would receive 12% of the net income generated by the acquired property. Pursuant to amendment 16 of the Israel Commercial Act 5759-1999, the agreement must be ratified by the Audit Committee before the third year after the effective date; otherwise, it expires. The agreement has not been ratified by the audit committee within such three-year term, so in January 2017 PBC issued a statement that hinted at the expiration of the agreement and informed that it would begin negotiations to reduce the debt . The parties have appointed an arbitrator that should render a decision on the dispute.

Dolphin

In September 2016, a former non-controlling shareholder of IDBD (the "Petitioner") filed a petition with the district court of Be'er Sheva against Dolphin Netherlands, IFISA and Mr. Eduardo Elsztain (jointly referred to as "Dolphin"), to initiate a claim under a collective action (the “Petition”). The Petitioner argues that in executing the modified tender offer of IDBH (a former controlling company of IDBD), as explained in Note 4.H.a), the non-controlling shareholders of IDBD, which voted against the modification of the tender offer, were forced to sell their shares at a value that differed from the value initially agreed upon and that, therefore, Dolphin should compensate them for an estimated amount of NIS 158 (equivalent to Ps. 754 as of the date of these Consolidated Financial Statements). In July 2017, Dolphin filed a motion to dismiss the Petition. Our legal advisors consider that the collective petition will probably be dismissed by the Court. If not dismissed, Dolphin will have to file an answer to the Petition within the 60 days following the Court’s decision regarding the motion to dismiss.

IRSA Inversiones y Representaciones Sociedad Anónima

IRSA

On February 23, 2016, a class action was filed against IRSA, Cresud and some first-line managers and directors at the District Court of the USA for the Central District of California. The complaint, on behalf of people holding American Depositary Receipts of the Company between November 3, 2014 and December 30, 2015, claims presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the Company’s investment in IDBD.

Such complaint was voluntarily waived on May 4, 2016 by the plaintiff and filed again on May 9, 2016 with the US District Court for the Eastern District of Pennsylvania.

Furthermore, the Companies and some of its first-line managers and directors are defendants in a class action filed on April 29, 2016 with the US District Court for the Eastern District of Pennsylvania. The complaint, on behalf of people holding American Depositary Receipts of the Companies between May 13, 2015 and December 30, 2015, presumes violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the investment of the Company's subsidiary, IRSA, in IDBD.

Subsequently, the Companies requested the transfer of the claim to the district of New York, which was accepted.

On December 8, 2016, the Court appointed the representatives of each presumed class as primary plaintiffs and the lead legal advisor for each of the classes. On February 13, 2017, the plaintiffs of both classes filed a document containing certain amendments. The companies filed a petition requesting that the class action brought by shareholders should be dismissed. On April 12, 2017, the Court suspended the class action filed by shareholders until the Court decides on the petition of dismissal of such class action. Filing information on the motion to dismiss the collective remedy filed by shareholders of IRSA was completed on July 7, 2017. The Court has yet to render a decision on the motion to dismiss.

The companies hold that such allegations are meritless and will continue making a strong defense in both actions.

Claims against Cellcom and its subsidiaries

Most legal proceedings involve consumer claims and actions derived from these claims and petitions have been filed requesting that they be admitted as class actions.

Claims against Shufersal and its subsidiaries

Most legal actions pertain to consumer claims and petitions requesting that such claims be admitted as class actions. There are also individual legal actions brought by employees, subcontractors and suppliers.

Claims against PBC

On July 4, 2017, PBC was served notice from the tax authority of Israel of income tax official assessments based on a “better assessment” of taxes for the years 2012-2015, and concluded that PBC is required to pay approximately NIS 187 (including interest) since compensation of losses is not admitted.

In the opinion of legal advisors to PBC, the company has sound arguments against the Revenue Administration’s position and will file its objection to it. As of the balance sheet date, there is no provision in relation to this claim.

IRSA Inversiones y Representaciones Sociedad Anónima

20.
Borrowings

The breakdown of the Group borrowings as of June 30, 2017, 2016 and 2015 was as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Non-current
NCN	92,394	67,235	3,634
Bank loans	9,924	6,384	8
Non-recourse loans	7,025	16,975	-
Other borrowings	146	86	94
Total non-current borrowings	109,489	90,680	3,736

Current
NCN	16,023	15,075	337
Bank loans	2,088	4,107	188
Bank overdrafts	91	1,236	682
Other borrowings	1,724	1,834	30
Total current borrowings	19,926	22,252	1,237
Total borrowings	129,415	112,932	4,973

Fair value of borrowings as of June 30, 2017, 2016 and 2015, was as follows:
	June 30, 2017			June 30, 2016 (recast)			June 30, 2015 (recast)
	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina
Share capital
NCN	10,647	99,517	110,164	8,764	75,804	84,568	4,369
Bank loans	1,030	11,018	12,048	269	13,597	13,866	340
Bank overdrafts	77	14	91	944	292	1,236	682
Non-recourse loans	-	6,930	6,930	-	16,976	16,976	-
Other borrowings	204	1,624	1,828	-	1,834	1,834	15
Total borrowings	11,958	119,103	131,061	9,977	108,503	118,480	5,406

As of June 30, 2017, 2016 and 2015, total borrowings include collateralized liabilities (seller financing, leases and bank loans) of Ps. 11,206, Ps. 3,172 and Ps. 74, respectively. These borrowings are mainly collateralized by investment properties and property, plant and equipment of the Group (Notes 10 and 11). Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Information regarding liabilities under finance leases is disclosed in Note 22.

The maturity of the Group's borrowings (excluding obligations under finance leases) is as follows:

	June 30, 2017			June 30, 2016 (recast)			June 30, 2015 (recast)
	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina	Operations Center in Israel	Total	Operations Center in Argentina
Share capital
Less than 1 year	423	18,249	18,672	2,573	18,172	20,745	1,053
Between 1 and 2 years	207	14,145	14,352	16	16,826	16,842	2,415
Between 2 and 3 years	3,598	11,400	14,998	1	19,535	19,536	2
Between 3 and 4 years	1,360	10,558	11,918	14	4,643	4,657	-
Between 4 and 5 years	217	10,520	10,737	1,063	7,092	8,155	-
Later than 5 years	5,878	51,560	57,438	5,302	36,169	41,471	1,316
	11,683	116,432	128,115	8,969	102,437	111,406	4,786
Interest
Less than 1 year	250	1,003	1,253	240	1,265	1,505	182
Between 1 and 2 years	4	-	4	3	-	3	2
Between 2 and 3 years	7	-	7	-	-	-	-
Between 3 and 4 years	19	-	19	3	-	3	-
Between 4 and 5 years	5	-	5	-	-	-	-
Later than 5 years	8	-	8	10	-	10	-
	293	1,003	1,296	256	1,265	1,521	184
Leases	4	-	4	5	-	5	3
	11,980	117,435	129,415	9,230	103,702	112,932	4,973

IRSA Inversiones y Representaciones Sociedad Anónima

The following tables shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2017, 2016 and 2015.

	June 30, 2017
Rate per currency	Argentine Peso	Uruguayan Peso	New Israel Shekel	Total
Fixed rate:
Argentine Peso	79	-	-	79
New Israeli Shekel	-	-	35,867	35,867
US Dollar	11,222	135	7,741	19,098
Subtotal fixed-rate borrowings	11,301	135	43,608	55,044
Floating rate:
Argentine Peso	540	-	-	540
New Israeli Shekel	-	-	72,805	72,805
US Dollar	-	-	1,022	1,022
Subtotal floating-rate borrowings	540	-	73,827	74,367
Total borrowings as per analysis	11,841	135	117,435	129,411
Finance leases obligations	4	-	-	4
Total borrowings as per Statement of Financial Position	11,845	135	117,435	129,415

	June 30, 2016 (recast)
Rate per currency	Argentine Peso	Uruguayan Peso	New Israel Shekel	Total
Fixed rate:
Argentine Peso	56	-	-	56
New Israeli Shekel	-	-	26,692	26,692
US Dollar	7,665	120	18,809	26,594
Subtotal fixed-rate borrowings	7,721	120	45,501	53,342
Floating rate:
Argentine Peso	1,384	-	-	1,384
New Israeli Shekel	-	-	56,514	56,514
US Dollar	-	-	1,687	1,687
Subtotal floating-rate borrowings	1,384	-	58,201	59,585
Total borrowings as per analysis	9,105	120	103,702	112,927
Finance leases obligations	5	-	-	5
Total borrowings as per Statement of Financial Position	9,110	120	103,702	112,932

	June 30, 2015 (recast)
Rate per currency	Argentine Peso	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	209	-	-	209
US Dollar	3,746	71	15	3,832
Subtotal fixed-rate borrowings	3,955	71	15	4,041
Floating rate:
Argentine Peso	929	-	-	929
Subtotal floating-rate borrowings	929	-	-	929
Total borrowings as per analysis	4,884	71	15	4,970
Finance leases obligations	3	-	-	3
Total borrowings as per Statement of Financial Position	4,887	71	15	4,973

Operations Center in Argentina

● On September 1, 2016, Class VII and VIII NCN were tendered under the Program approved by the Shareholders’ Meeting for up to US$ 300. The settlement took place on September 8, 2016. The results are shown below:

-
Class VII NCN for a total amount of Ps. 384.2 to be matured 36 months after the issuing date, which will accrue interest at an annual floating interest rate, Badlar plus 299 basis points, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.
-
Class VIII NCN for a Nominal Value of US$ 184.5 (equivalent to Ps. 2,771 as of that date) to be matured 36 months after the issuing date, paid in and payable in US Dollars, which will accrue interest at an annual fixed interest rate of 7.0%, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 9, 2019.

IRSA Inversiones y Representaciones Sociedad Anónima

● On February 20, 2017, IRSA signed a loan with a foreign banking institution for US$ 50 maturing on February 23, 2022. The loan will accrue interest at a fixed interest rate of 5.95%, interest payable on a quarterly basis. There is one grace year for the principal which is subsequently amortized over 17 consecutive and equal installments.

Operations Center in Israel

● In July 2016, Shufersal repurchased Series B NCN for a Nominal Value of NIS 511 (equivalent to Ps. 2,771 as of that date) with an increase of the issue of Series F NCN by a ratio of 1.175 for each NIS 1 of the Series B. The Series B NCN acquired by Shufersal were cancelled and delisted. The swap transaction does not amount to an exchange of debt instruments because the terms are not substantially different. All expenses related to the bond swap have been deducted from outstanding balance of the debt and shall be amortized over the remaining term of it.

● On August 2, 2016, lDBD has issued a new series of debentures in the Israeli market in an amount of NIS 325 (equivalent to Ps. 1,213 as of that date) due in 2019, at a rate of IPC plus 4.25%. These debentures are secured by shares of Clal subject to the approval of the Israel Commission of Capital Markets, Savings and Insurance. On September 15, 2016, the Supreme Court rendered an opinion on the use of Clal’s shares as collateral and has requested the Capital Markets, Savings and Insurance Commission to explain the reasons why it does not allow IDBD to secure debentures with up to 5% of Clal shares. In January 2017, the Court ordered that IDBD should refrain from securing the debentures in excess of the 5% of Clal’s shares, as they are already partially securing a loan by in Menorah.

In accordance with the decision rendered by the Supreme Court on the petition filed by IDBD to pledge Clal’s shares in September, 2016, on October 13, 2016, the Board of Directors of IDBD resolved a partial early redemption of the debentures, which was effected on November 1, 2016 for an approximately amount of NIS 239 at nominal value (“the redeemed portion”) and represents a total of approximately NIS 244 with respect to principal, interest and compensation for early redemption. The early redemption represented 73.7% of the outstanding principal balance of the debentures.

In addition, IDBD issued debentures (Series L) for a total of NIS 381 (equivalent to Ps. 1,565 as of that date). The debentures accrue interest at a rate of 6.95%. The principal will be repaid in a single payment on November 28, 2019. The first interest payment will be made on February 28, 2017 for the period spanning from the issue date to the payment date. The remaining interest payments will be made in 4 annual consecutive quarterly installments due in February, May, August and November each year. In order to ensure full compliance with all commitments, IDBD pledged DIC’s shares for nearly 46.2 million.

● On August 4, 2016, DIC issued further debentures due 2025 in an amount of NIS 360 (equivalent to Ps. 1,344 as of that date). The bonds were placed at an internal rate of return of 5.70%.

● In October 2016, PBC issued debentures for NIS 102 (equivalent to Ps. 417 as of that date), at an annual effective rate of 2.99% indexed to the CPI, and also issued debentures for roughly NIS 497 (equal to Ps. 2,055 as of that date) at an effective rate of 4.10% with no CPI indexation clause.

● In January 2017, IDBG received a loan from an Israeli financial entity in the amount of US$ 41.4. Principal will be repaid after the lapse of two years and will accrue 7% interest. The loan is guaranteed by IDBD and PBC (jointly and severally). In addition, a bank loan in the amount of US$ 59 granted by a US bank to a subsidiary of IDBG (Great Wash Park LLC), which is building a shopping mall in Las Vegas, Nevada, has been extended to December 31, 2018.

● On February 16, 2017, IDBD made a placement of Series 13 Debentures in the Israeli market for NIS 1,060 (equivalent to Ps. 4,452 as of that date), maturing in November 2019, at a fixed annual interest rate of 5.40%. Such Debentures are collateralized by the potential cash flow that could derive from dividends or the sale of certain shares of Clal Insurance Enterprise Holdings Ltd., held by IDBD.

IRSA Inversiones y Representaciones Sociedad Anónima

● In May 2012, IDBD was granted a loan from Menorah Group which accrues interest at a rate of 6.9% plus CPI. The loan was collateralized by a pledge over the shares of DIC and Clal Insurance Enterprise Holdings. The total loan amounts to nearly NIS 153 (equivalent to Ps. 643 as of that date) and was collateralized by shares held by IDBD in DIC and Clal, which represent, respectively, roughly 15.3% and 4% of the share capital of such companies. In March 2017, IDBD reimbursed the loan balance plus a penalty for advance payment in the amount of NIS 154 (equivalent to Ps. 647 as of that date). As a consequence, thereof, the pledges held by the bank over DIC’s and Clal’s shares were dropped.

● During April this year, PBC made a public offering of debentures (series I) for nearly NIS 431, for which it raised roughly NIS 446 (equivalent to approximately Ps. 1,873 as of the date of these Financial Statements).

● During April this year, Gav-Yam made a public offering of debentures (series F) for nearly NIS 303 (equivalent to approximately Ps. 1,272 as of the date of these Financial Statements).

● In April 2017, DIC made a public offering to expand its debentures (series F) for approximately NIS 444, for which it raised roughly NIS 555 (equivalent to approximately Ps. 2,359 as of the date of these Financial Statements).

21.
Income tax

The Group’s income tax has been calculated on the estimated taxable profit for each year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

The details of the provision for the Group’s income tax, is as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Current income tax	(845)	(612)	(653)
Deferred income tax	(2,070)	(5,787)	(922)
Minimum Presumed Income tax (MPIT)	-	26	(6)
Income tax from continuing operations	(2,915)	(6,373)	(1,581)

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	0% - 25%
U.S.A.	0% - 45%
Bermudas	0%
Israel	24%

In December 2016, the Government of Israel modified the income tax rate thus generating a reduction from the 25% to a 24% for calendar year 2017, and to a 23% for calendar year 2018 onwards. The effect from the rate change is recorded as part of deferred tax expense.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2017, 2016 and 2015:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Profit / (loss) from continuing operations at tax rate applicable in the respective countries	(2,249)	(5,719)	(1,766)
Permanent differences:
Share of profit / (loss) of joint ventures and associates	130	(226)	150
Unrecognized tax loss carryforwards (1)	(1,209)	(172)	(9)
Change of income tax rate	529	(392)	-
Non-taxable (loss) / profit	(530)	98	57
Changes in fair value of financial instruments and sale of shares (2)	434	-	-
Non-deductible expenses and others	(20)	12	(7)
Minimum Presumed Income tax (MPIT)	-	26	(6)
Income tax from continuing operations	(2,915)	(6,373)	(1,581)

(1) Corresponds primarily to holding companies in Israel.
(2) Corresponds mainly to changes in fair value related to Clal.

Deferred tax assets and liabilities of the Group as of June 30, 2017, 2016 and 2015 will be recovered as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Deferred income tax asset to be recovered after more than 12 months	5,577	4,035	411
Deferred income tax asset to be recovered within 12 months	159	1,714	287
Deferred income tax assets	5,736	5,749	698

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Deferred income tax liability to be recovered after more than 12 months	(19,027)	(24,641)	(6,356)
Deferred income tax liability to be recovered within 12 months	(9,448)	(207)	(115)
Deferred income tax liability	(28,475)	(24,848)	(6,471)
Deferred income tax assets (liabilities), net	(22,739)	(19,099)	(5,773)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2017, 2016 and 2015, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	06.30.10 (recast)	Business combination and Assets held for sale (i)	Cumulative translation adjustment	Charged / (Credited) to the statements of income	Reclassification opening balances	Use of tax loss carry-forwards	06.30.17
Assets
Trade and other payables	1,774	-	281	(34)	-	-	2,021
Tax loss carry-forwards	3,251	-	488	(613)	-	(171)	2,955
Others	724	(47)	136	(53)	-	-	760
Subtotal assets	5,749	(47)	905	(700)	-	(171)	5,736
Liabilities
Investment properties and Property, plant and equipment	(20,772)	-	(1,888)	(1,575)	59	-	(24,176)
Trading properties	(120)	-	(24)	45	-	-	(99)
Trade and other receivables	(142)	(7)	-	(156)	-	-	(305)
Investments	(10)	-	1	-	-	-	(9)
Intangible assets	(2,860)	-	(312)	490	-	-	(2,682)
Others	(944)	36	(122)	(174)	-	-	(1,204)
Subtotal liabilities	(24,848)	29	(2,345)	(1,370)	59	-	(28,475)
Assets (Liabilities), net	(19,099)	(18)	(1,440)	(2,070)	59	(171)	(22,739)

(i)
Includes Ps. 6 for business combination (Note 4) and Ps. 12 for reclassification to assets held for sale (Note 31).

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.15 (recast)	Business combination	Cumulative translation adjustment	Charged / (Credited) to the statements of income	Changes of non-controlling interest	Use of tax loss carryforwards	06.30.16 (recast)
Assets
Trade and other payables	321	1,025	595	(167)	-	-	1,774
Trading properties	25	-	-	(25)	-	-	-
Tax loss carry-forwards	316	2,261	1,622	(520)	(62)	(366)	3,251
Others	36	442	254	(8)	-	-	724
Subtotal assets	698	3,728	2,471	(720)	(62)	(366)	5,749
Liabilities
Investment properties and Property, plant and equipment	(5,775)	(5,566)	(3,355)	(6,076)	-	-	(20,772)
Trading properties	-	(64)	(44)	(12)	-	-	(120)
Trade and other receivables	(683)	(20)	(12)	573	-	-	(142)
Investments	(10)	-	-	-	-	-	(10)
Intangible assets	-	(2,031)	(1,076)	247	-	-	(2,860)
Others	(3)	(702)	(440)	201	-	-	(944)
Subtotal liabilities	(6,471)	(8,383)	(4,927)	(5,067)	-	-	(24,848)
Assets (Liabilities), net	(5,773)	(4,655)	(2,456)	(5,787)	(62)	(366)	(19,099)

	07.01.14 (recast)	Reclassification to held for sale	Cumulative translation adjustment	Charged / (Credited) to the statements of income	Changes of non-controlling interest	Use of tax loss carryforwards	06.30.15 (recast)
Assets
Trading properties	18	-	-	7	-	-	25
Investments	10	-	-	(10)	-	-	-
Trade and other payables	101	-	-	220	-	-	321
Tax loss carry-forwards	385	-	-	111	-	(180)	316
Others	38	-	-	(2)	-	-	36
Subtotal assets	552	-	-	326	-	(180)	698
Liabilities
Investment properties and Property, plant and equipment	(4,980)	(165)	(1)	(629)	-	-	(5,775)
Trade and other receivables	(66)	-	-	(617)	-	-	(683)
Investments	-	-	-	(10)	-	-	(10)
Others	(11)	-	-	8	-	-	(3)
Subtotal liabilities	(5,057)	(165)	(1)	(1,248)	-	-	(6,471)
Assets (Liabilities), net	(4,505)	(165)	(1)	(922)	-	(180)	(5,773)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefits through future taxable profits is probable. Tax loss carry-forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry-forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years, while in Israel do not expire.

As of June 30, 2017, the Group's tax loss carry forward prescribed as follows:

Date	Total
2018	29
2019	37
2020	36
2021	75
2022	10
Do not expire	90,473
90,660

In order to fully realize the deferred tax asset, the respective companies of the Group will need to generate future taxable income. To this aim, a projection was made for future years when deferred assets will be deductible. Such projection is based on aspects such as the expected performance of the main macroeconomic variables affecting the business, production issues, pricing, yields and costs that make up the operational flows derived from the regular exploitation of fields and other assets of the group, the flows derived from the performance of financial assets and liabilities and the income generated by the Group’s strategy of crop rotation. Such strategy implies the purchase and/or development of fields in marginal areas or areas with a high upside potential and periodical sale of such properties that are deemed to have reached their maximum appreciation potential.

IRSA Inversiones y Representaciones Sociedad Anónima

Based on the estimated and aggregate effect of all these aspects on the companies’ performance, Management estimates that as at June 30, 2017, it is probable that the Company will realize all of the deferred tax assets.

The Group did not recognize deferred income tax assets of Ps. 131,748, Pas. 74,244 and Ps. 36 as of June 30, 2017, 2016 and 2015, respectively. Although management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 1,792, Ps. 796 and Ps. 37 as of June 30, 2017, 2016 and 2015, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

On June 30, 2017, the Group recognized a deferred liability in the amount of Ps. 857 related to the potential future sale of one of its subsidiaries shares.

IDBD and DIC assess whether it is necessary to recognize deferred tax liabilities for the temporary differences arising in relation to its investments in subsidiaries; in this respect, IDBD, DIC and PBC estimate that if each of them is required to dispose of its respective holdings in subsidiaries, they would not be liable to income tax on the sale and, for such reason, they did not recognize the deferred tax liabilities related to this difference in these Consolidated Financial Statements.

22.
Leases

The Group as lessee

Operating leases:

In the ordinary course of business, the Group leases property or spaces for administrative or commercial use both in Argentina and Israel under operating lease arrangements. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 29).

The future minimum payments that the Group must pay under operating leases are as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
No later than one year	2,736	3,860	11
Later than one year and not later than five years	7,770	6,708	16
Later than five years	1,869	2,129	35
	12,375	12,697	62

Finance leases:

The Group is party to several financial lease agreements, mainly of equipment for administrative use in the ordinary course of business. The amounts involved are not material to any of the fiscal years under review.

IRSA Inversiones y Representaciones Sociedad Anónima

The Group as lessor

Operating leases:

In the Shopping Malls segment and Offices and others segment of the Operations Center in Argentina and in the Real Estate segment of the Operations Center in Israel, the Group enters into operating lease agreements typical in the business. Given the diversity of properties and lessees, and the various economic and regulatory jurisdictions where the Group operates, the agreements may adopt different forms, such as fixed, variable, adjustable leases, etc. For example, in the Operations Center in Argentina, operating lease agreements with lessees of shopping malls generally include step-up clauses and contingent payments. In Israel, agreements tend to be agreed upon for fixed amounts, although in some cases they may include adjustment clauses. Income from leases are recorded in the Statement of Income under rental and service income in all of the filed periods.

Rental properties are considered to be investment property. Book value is included in Note 10. The future minimum proceeds under non-cancellable operating leases from Group´s shopping malls, offices and other buildings are as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
No later than one year	4,437	3,137	982
Later than one year and not later than five years	12,451	13,366	1,112
Later than five years	4,632	4,247	8
	21,520	20,750	2,102

Finance leases:

The Group does not act as a lessor in connection with finance leases.

23.
Revenues
	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Revenue from supermarkets	47,277	18,707	-
Income from communications services	11,958	4,956	-
Rental and services income	8,711	5,268	2,997
Sale of communication equipment	4,006	1,844	-
Sale of trading properties and developments	1,454	191	10
Revenue from hotel operations and tourism services	766	557	396
Total Group's revenues	74,172	31,523	3,403

IRSA Inversiones y Representaciones Sociedad Anónima

24.
Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group.

For the year ended June 30, 2017:

	Group Costs
	Costs of supermarkets	Costs of communication services	Rental and services' costs	Costs of sale of communication equipment	Costs of trading properties and developments	Costs of hotels and tourism services	Total costs	General and administrative expenses	Selling expenses	Total
Cost of sale of goods and services	33,310	40	-	2,716	1,393	88	37,547	4	-	37,551
Salaries, social security costs and other personnel expenses	1,911	962	698	-	2	346	3,919	1,439	4,944	10,302
Depreciation and amortization	211	1,744	22	-	-	34	2,011	584	2,120	4,715
Fees and payments for services	-	1,592	91	-	2	19	1,704	667	1,700	4,071
Maintenance, security, cleaning, repairs and others	-	-	1,370	-	14	139	1,523	86	690	2,299
Advertising and other selling expenses	-	-	284	-	-	-	284	-	1,541	1,825
Taxes, rates and contributions	-	-	226	-	5	1	232	23	740	995
Interconnection and roaming expenses	-	1,711	-	-	-	-	1,711	-	-	1,711
Fees to other operators	-	1,691	-	-	-	-	1,691	-	-	1,691
Director´s fees	-	-	-	-	-	-	-	196	-	196
Leases and service charges	-	-	78	-	3	1	82	18	5	105
Allowance for doubtful accounts, net	-	-	-	-	-	-	-	4	204	208
Other expenses	-	727	69	-	-	21	817	822	1,497	3,136
Total as of June 30, 2017	35,432	8,467	2,838	2,716	1,419	649	51,521	3,843	13,441	68,805

IRSA Inversiones y Representaciones Sociedad Anónima

For the year ended June 30, 2016:

	Group Costs
	Costs of supermarkets	Costs of communication services	Rental and services' costs	Costs of sale of communication equipment	Costs of trading properties and developments	Costs of hotels and tourism services	Total costs	General and administrative expenses	Selling expenses	Total
Cost of sale of goods and services	13,304	13	40	1,304	152	48	14,861	-	-	14,861
Salaries, social security costs and other personnel expenses	663	405	560	-	1	236	1,865	626	1,969	4,460
Depreciation and amortization	45	683	34	-	-	21	783	275	1,027	2,085
Fees and payments for services	-	675	16	-	-	15	706	403	748	1,857
Maintenance, security, cleaning, repairs and others	-	-	611	-	9	70	690	59	273	1,022
Advertising and other selling expenses	-	-	282	-	-	-	282	-	665	947
Taxes, rates and contributions	-	-	219	-	3	1	223	14	388	625
Director´s fees	-	-	-	-	-	-	-	163	-	163
Leases and service charges	-	-	47	-	1	2	50	(8)	(3)	39
Allowance for doubtful accounts, net	-	-	-	-	-	-	-	59	8	67
Other expenses	6	1,528	79	-	-	26	1,639	248	629	2,516
Total as of June 30, 2016 (recast)	14,018	3,304	1,888	1,304	166	419	21,099	1,839	5,704	28,642

IRSA Inversiones y Representaciones Sociedad Anónima

For the year ended June 30, 2015:

	Group Costs
	Costs of trading properties and developments	Rental and services' costs	Costs from hotel operations	Total costs	General and administrative expenses	Selling expenses	Total
Cost of sale of goods and services	2	-	61	63	-	-	63
Salaries, social security costs and other personnel expenses	-	404	162	566	117	36	719
Depreciation and amortization	-	15	12	27	6	-	33
Fees and payments for services	1	9	1	11	84	6	101
Maintenance, security, cleaning, repairs and others	7	326	34	367	20	2	389
Advertising and other selling expenses	-	173	7	180	-	35	215
Taxes, rates and contributions	3	108	-	111	12	93	216
Director´s fees	-	-	-	-	99	-	99
Leases and service charges	1	17	-	18	4	2	24
Allowance for doubtful accounts, net	-	-	-	-	-	14	14
Other expenses	-	25	1	26	32	6	64
Total as of June 30, 2015 (recast)	14	1,077	278	1,369	374	194	1,937

IRSA Inversiones y Representaciones Sociedad Anónima

25.
Other operating results, net

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Donations	(123)	(58)	(40)
Lawsuits and other contingencies (1)	(22)	14	(21)
Reversal of cumulative translation adjustment (2)	41	100	219
Expenses from transfers of assets to IRSA CP (3)	-	-	(110)
Others	(166)	(107)	(15)
Total other operating results, net	(270)	(51)	33

(1)
Includes legal costs and expenses
(2)
As of June 30, 2017, they pertain to the reversal of exchange difference reverse created by IMadison, settled during the fiscal year. As of June 30, 2016, Ps. 91 correspond to the reversal of cumulative translation adjustment before the business combination with IDBD and Ps. 9 to the reversal of the reserve of cumulative translation adjustment generated in Rigby following the dissolution of the company. As of June 30, 2015, corresponds to the reversal of the translation reserve generated in Rigby following the partial capital reduction of the company.
(3)
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

26.
Financial results, net

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Finance income:
- Interest income	848	651	66
- Foreign exchange loss	165	573	54
- Dividends income	68	72	17
Total finance income	1,081	1,296	137
Finance costs:
- Interest expenses	(6,474)	(2,362)	(628)
- Foreign exchange loss	(1,240)	(2,633)	(408)
- Other finance costs	(914)	(673)	(71)
Total finance costs	(8,628)	(5,668)	(1,107)
Other financial results:
- Fair value gain / (loss) of financial assets and liabilities at fair value through profit or loss, net	2,859	(1,439)	53
- Gain / (loss) on derivative financial instruments, net	70	921	(16)
Total other financial results	2,929	(518)	37
Total financial results, net	(4,618)	(4,890)	(933)

27.
Earnings per share

(a) Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year.

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Profit from continuing operations attributable to equity holders of the parent / Weighted average number of ordinary shares in issue	1,786 / 575 = 3.11	9,325 / 575 = 16.22	1,898 / 574 = 3.31
Profit from discontinued operations per share attributable to equity holders of the parent / Weighted average number of ordinary shares in issue	1,244 / 575 = 2.16	209 / 575 = 0.36	n/a
Profit for the year per share attributable to equity holders of the parent / Weighted average number of ordinary shares in issue	3,030 / 575 = 5.27	9,534 / 575 = 16.58	1,898 / 574 = 3.31

IRSA Inversiones y Representaciones Sociedad Anónima

(b) Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. The Group holds treasury shares with potentially dilutive effect.

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
Profit from continuing operations attributable to equity holders of the parent / Weighted average number of ordinary shares in issue	1,786 / 579 = 3.08	9,325 / 579 = 16.11	1,898 / 578 = 3.28
Profit from discontinued operations per share attributable to equity holders of the parent / Weighted average number of ordinary shares in issue	1,244 / 579 = 2.15	209 / 579 = 0.36	n/a
Profit for the year per share attributable to equity holders of the parent / Weighted average number of ordinary shares in issue	3,030 / 579 = 5.23	9,534 / 579 = 16.47	1,898 / 578 = 3.28

28.
Employee benefits

Incentive Plan - Argentina

The Group has an equity incentives plan (“Incentive Plan”), created in September 30, 2011, which is aimed at certain employees, directors and top management of the Company, IRSA CP and Cresud (the “Participants”). Engagement is voluntary and by invitation of the Board of Directors.

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

As of June 30, 2017, 2016 and 2015, a reserve has been set up under Shareholders’ equity as a result of this Incentive Plan for Ps. 78, Ps. 67 and Ps. 64, respectively, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of said plan are met at each fiscal year-end.

For the fiscal years ended June 30, 2017, 2016 and 2015, the Group has incurred a charge related to the Incentive Plan of Ps. 15.9, Ps. 21.3 and Ps. 29.9, respectively, while the total cost not yet recognized (given that the vesting period has not yet elapsed) is Ps. 6.8, Ps. 16.1 and Ps. 46.5, respectively, for each fiscal year. This cost is expected to be recognized over an approximately period of two years.

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	June 30, 2017	June 30, 2016 (recast)	June 30, 2015 (recast)
At the beginning	3,619,599	4,439,507	5,786,388
Additions	-	-	18,734
Disposals	(10,169)	(117,367)	(680,047)
Granted	(101,483)	(702,541)	(685,568)
At the end	3,507,947	3,619,599	4,439,507

Defined contribution plan - Argentina

The Group operates a defined contribution plan (the “Plan”) which covers certain selected managers from Argentina. The Plan was effective as from January 1, 2006. Participants can make pre-tax contributions to the Plan of up to 2.5% of their monthly salary (“Base Contributions”) and up to 15% of their annual bonus (“Extraordinary Contributions”).

IRSA Inversiones y Representaciones Sociedad Anónima

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
(iii)
death.

In case of resignation or termination without good cause, the manager will receive the Group’s contribution only if he or she has participated in the Plan for at least 5 years.

Contributions made by the Group under the Plan amount to Ps. 21, Ps. 10 and Ps. 5 for the fiscal years ended June 30, 2017, 2016 and 2015, respectively.

Defined contribution plan - Israel

Benefits to hired employees include post-employment benefits, retirement benefits, share-based plans and other short and long-term benefits. The Group’s liabilities in relation to severance pay and/or retirement benefits of Israeli employees are calculated in accordance with Israeli laws.

	June 30, 2017	June 30, 2016 (recast)
Present value of unfunded obligations	673	572
Present value of funded obligations	1,789	1,070
Total present value of defined benefits obligations (post-employment)	2,462	1,642
Fair value of plan assets	(1,703)	(1,101)
Recognized liability for defined benefits obligations	759	541
Liability for other long-term benefits	4	148
Total recognized liabilities	763	689
Assets designed for payment of benefits for employees	-	(4)
Net position from employee benefits	763	685

Plans associated to certain key members of management - Israel

IDBD, through its subsidiaries, has granted share incentive plans to key members of management. In April 2016, some modifications have been introduced to the plans as regards exercise prices for each of the five tranches of options, thus establishing a range of NIS 9.5 to NIS 12.5 per share. The share price at the time of approval was NIS 7.73 per share.

29.
Related party transactions

In the normal course of business, the Group conducts transactions with different entities or parties related to it.

As mentioned in Note 4, on October 11, 2015, the Group obtained control over IDBD. Before takeover, the Group had entered into certain transactions with IDBD as associate, mainly related to the subscription of warrants and/or capital contributions, but had not conducted commercial transactions. See Note 4 for further information related to investment in IDBD.

IRSA Inversiones y Representaciones Sociedad Anónima

Remunerations of the Board of Directors

The Business Company Act, provides that the remuneration to the Board of Directors, where it is not set forth in the Company’s by-laws, shall be fixed by the Shareholders' Meetings. The maximum amount of remuneration that the members of the Board are allowed to receive, including salary and other performance-based remuneration of permanent technical-administrative functions, may not exceed 25% of the profits.

Such maximum amount is limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where total profits are distributed.

Some of the Group's Directors are hired under the Employment Contract Law N° 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination. The remuneration of directors for each fiscal year is based on the provisions established by the Business Company Act, taking into consideration whether such directors perform technical-administrative functions and depending upon the results recorded during the fiscal year. Once such amounts are determined, they should be approved by the Shareholders’ Meeting.

Senior Management remuneration

The members of the Group´s senior management are appointed and removed by the Board of Directors, and perform functions in accordance with the instructions delivered by the Board itself.

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

The total remuneration paid to members of senior management for their functions consists of a fix salary that takes account of the manager's backgrounds capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of senior management participate in define contribution and share-based incentive plans that are described in Note 28.

Corporate Service Agreement with Cresud and IRSA CP

In due course, given that IRSA, Cresud and IRSA CP have operating overlapping areas, the Boards of Directors considered precedent to share certain services and thereby optimize operating costs, building on and enhancing the individual efficiencies of each of the companies in the different areas of operating management.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Pursuant to this agreement, the companies hired an external consulting firm to review and evaluate half-yearly the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and source documentation used in the process indicated above, by means of a half-yearly report.

The operations described above allows IRSA, Cresud and IRSA CP to keep its strategic and commercial decisions fully independent and confidential, with cost and profit apportionment being allocated on the basis of operating efficiency and equity.

Offices and Shopping Malls spaces leases

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

Furthermore, we also let various spaces in our shopping malls (stores, stands, storage space or advertising space) to third parties and related parties such as Tarshop S.A. and BHSA.

Lease agreements entered into with associates included similar provisions and amounts to those included in agreements with third parties.

Donations granted to Fundación IRSA and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the employees. The main members of Fundación IRSA's Board of Directors are: Eduardo S. Elsztain (President); Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by us, Cresud and IRSA CP.

Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA’s. Fundación Museo de los Niños acts as special vehicle for the developments of "Museo de los Niños, Abasto" and the "Museo de los Niños, Rosario". On October 29, 1999, our shareholders approved the award of the agreement “Museo de los Niños, Abasto” to Fundación Museo de los Niños. On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA whereby it loaned 3,800 square meters of the area built in the Abasto Shopping mall for a total term of 30 years, and on November 29, 2005, shareholders of IRSA CP approved another agreement entered into with Fundación Museo de los Niños whereby 2,670.11 square meters built in the Alto Rosario shopping mall were loaned for a term of 30 years. Fundación IRSA has used the available area to house the museum called “Museo de los Niños, Abasto” an interactive learning center for kids and adults, which was opened to the public in April 1999.

Legal Services

The Group hires legal services from Estudio Zang, Bergel & Viñes, at which Saúl Zang is a partner and sits at the Board of Directors of the Group companies.

IRSA Inversiones y Representaciones Sociedad Anónima

Purchase and sale of goods and/or service hiring

In the normal course of its business and with the aim of making resources more efficient, in certain occasions purchases and/or hires services which later sells and/or recovers for companies or other related parties, based upon their actual utilization.

Sale of advertising space in media

Our company and our related parties frequently enter into agreements with third parties whereby we sell/acquire rights of use to advertise in media (TV, radio stations, newspapers, etc.) that will later be used in advertising campaigns. Normally, these spaces are sold and/or recovered to/from other companies or other related parties, based on their actual use.

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

Financial and service operations with BHSA

The Group works with several financial entities in the Argentine market for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include BHSA and its subsidiaries. BHSA and BACS usually act as underwriters in Capital Market transactions. In addition, we have entered into agreements with BHSA, who provides collection services for our shopping malls.

Transactions with IFISA

On February 10, 2015, Dolphin, sold 71,388,470 IDBD shares to IFISA, for an amount of US$ 25.6, US$ 4 of which were paid upon execution and the remaining balance of US$ 21.6 were financed for a term of up to 360 days and priced at Libor 1M (one month) + 3%. Following subsequent amendments, the parties agreed to increase the rate to 9% as from February 2016 and extend the maturity to February 5, 2018.

On May 31, 2015, the Group, through Dolphin, sold to IFISA 46 million of warrants Series 4 for a total amount of NIS 0.46 (equivalent to US$ 0.12 at the time of the transaction), provided IFISA agreed to exercise them fully when Dolphin were so required by IDBD.

On July 28, 2015, Dolphin granted a loan to IFISA for an amount of US$ 7.2, due in July 2016, which accrued interest at Libor 1M (one month) + 3%. Following subsequent amendments, the parties agreed to increase the rate to 9% and extend the maturity to February 5, 2018.

On October 9, 2015, REIG granted a loan in the amount of US$ 40 to IFISA. The original term of the loan was one year calculated from the disbursement and accrued interest at a rate of 3% + Libor 1M, to be determined monthly.

IRSA Inversiones y Representaciones Sociedad Anónima

Following subsequent amendments, the parties agreed to increase the rate to 9% and extend the maturity to February 5, 2018.

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

Loan between Dolphin and IDBD

As described in note 4.H to these Consolidated Financial Statements Dolphin had granted a series of subordinated loans to IDBD (“the debt”). This debt has the following characteristics: i) it is subordinated, even in the case of insolvency, to all current or future debts of IDBD; (ii) will be reimbursed after payment of all the debts to their creditors; (iii) accrues interest at a rate of 0.5%, which will be added to the amount of the debt and will be payable only on the date the subordinated debt is amortized; (iv) Dolphin will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (v) as from January 1, 2016, Dolphin has the right, at its own discretion, to convert the debt balance into IDBD shares, at that time, whether wholly or partially, including the interest accrued over the debt until that date; (vi) if Dolphin opt to exercise the conversion, the debt balance will be converted so that Dolphin will receive IDBD shares according to a share price that will be 10% less than the average price of the last 30 days prior to the date the conversion option is exercised. In the event there is no market price per share, this will be determined in accordance with an average of three valuations made by external or independent experts, who shall be determined it by mutual consent and, in the event of a lack of consent, they will be set by the President of the Institute of Certified Public Accountants in Israel.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary presentation of the balances with related parties as of June 30, 2017:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
BHSA	Reimbursement of expenses	-	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	-	(2)
	Leases and/or rights of use	-	-	-	2	-	-	-	-
Lipstick	Reimbursement of expenses	-	-	-	2	-	-	-	-
Manibil S.A.	Contributions to be paid	-	-	83	1	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	-	5	-	-	-	-
Condor	Dividends receivables	-	-	-	8	-	-	-	-
	Public companies securities	82
LRSA	Leases and/or rights of use	-	-	1	28	-	-	-	-
Tarshop	Leases and/or rights of use	-	-	-	2	-	(1)	-	-
Total associates		82	-	84	48	-	(2)	-	(2)
Cyrsa	Borrowings	-	-	-	-	-	-	-	(5)
Mehadrin	Commissions	-	-	-	-	-	(5)	-	-
NPSF	Share-based compensation plan	-	-	-	1	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(4)
	Advertising spaces	-	-	-	-	-	(1)	-	-
	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Management fees	-	-	-	1	-	-	-	-
Quality	Management fees	-	-	-	5	-	-	-	-
Total joint ventures		-	-	-	8	-	(6)	-	(9)
Cresud	Reimbursement of expenses	-	-	-	-	-	(36)	-	-
	Corporate services	-	-	-	-	-	(23)	-	-
	NCN	-	242	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	4	-	-	-	-
	Long-term incentive plan	-	-	-	-	-	(1)	-	-
Total parent company		-	242	-	4	-	(60)	-	-
Carnes Pampeanas	Other Liabilities	-	-	-	-	-	-	-	-
Consultores Asset Management	Reimbursement of expenses	-	-	-	5	-	(3)	-	-
Estudio Zang, Bergel y Viñes	Legal services	-	-	-	-	-	(4)	-	-
IFISA	Borrowings	-	-	-	1,283	-	-	-	-
Taaman	Leases and/or rights of use	-	-	-	-	-	(24)	-	-
Willifood	NCN	-	-	-	-	-	(29)	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	2	-	-	-	-
Directors	Fees	-	-	-	-	-	(44)	-	-
Total others		-	-	-	1,290	-	(104)	-	-
Total as of 06.30.17		82	242	84	1,350	-	(172)	-	(11)

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary presentation of the balances with related parties as of June 30, 2016:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
BHSA	Reimbursement of expenses	-	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	(2)	(10)
Condor	Public companies securities	499	-	-	-	-	-	-	-
Lipstick	Reimbursement of expenses	-	-	-	2	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	-	5	-	-	-	-
BACS	NCN	100	21	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	1	-	-	-	-
Tarshop	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(1)	-	-
Total associates		599	21	-	9	-	(2)	(2)	(10)
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	-	(14)
	Credit due to capital reduction	-	-	-	3	-	-	-	-
NPSF	Reimbursement of expenses	-	-	-	2	-	-	-	-
	Share-based contribution plan	-	-	-	1	-	-	-	-
	Borrowings	-	-	-	-	-	-	-	(6)
	Management fees	-	-	-	4	-	-	-	-
Puerto Retiro	Borrowings	-	-	-	3	-	-	-	-
Quality	Reimbursement of expenses	-	-	-	1	-	-	-	-
Total joint ventures		-	-	-	14	-	-	-	(20)
Cresud	Reimbursement of expenses	-	-	-	-	-	(30)	-	-
	Corporate services	-	-	-	-	-	(67)	-	-
	NCN	-	329	-	-	-	-	-	-
	Leases and/or rights of use	-	-	-	4	-	-	-	-
	Long-term incentive plan	-	-	-	3	-	-	-	-
Total parent company		-	329	-	7	-	(97)	-	-
Carnes Pampeanas	Transfer of tax credits	-	-	-	-	-	(7)	-	-
Consultores Asset Management	Reimbursement of expenses	-	-	-	7	-	-	-	-
Avenida Compras S.A.	Advertising spaces	-	-	-	1	-	-	-	-
Avenida Inc.	Advertising spaces	-	-	-	1	-	-	-	-
BNSA	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Other payables	-	-	-	-	-	(1)	-	-
OASA	Borrowings	-	-	-	1	-	-	-	-
Estudio Zang, Bergel y Viñes	Legal services	-	-	-	-	-	(1)	-	-
Consultores Venture Capital Uruguay	Management fees	-	-	-	2	-	-	-	-
IFISA	Borrowings	-	-	-	1,074	-	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	1	-	-	-	-
Directors	Advances	-	-	-	4	-	-	-	-
	Fees	-	-	-	-	-	(28)	-	-
Total others		-	-	-	1,092	-	(37)	-	-
Total as of 06.30.16 (recast)		599	350	-	1,122	-	(136)	(2)	(30)

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary presentation of the balances with related parties as of June 30, 2015:

Related party	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
BHSA	Advances	-	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	(7)	(22)
	Leases and/or rights of use	-	-	-	1	-	-	-	-
Lipstick	Reimbursement of expenses	-	-	-	1	-	-	-	-
New Lipstick	Reimbursement of expenses	-	-	-	3	-	-	-	-
BACS	NCN	100	-	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	2	-	-	-	-
Tarshop	Reimbursement of expenses	-	-	-	2	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(1)	-	-
Condor	Borrowings	-	-	-	29	-	-	-	-
Total associates		100	-	-	38	-	(2)	(7)	(22)
Baicom Networks S.A.	Borrowings	-	-	1	-	-	-	-	-
	Reimbursement of expenses	-	-	-	1	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	(14)	-
	Credit due to capital reduction	-	-	-	9	-	-	-	-
NPSF	Reimbursement of expenses	-	-	-	1	-	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(1)	-	-
	Borrowings	-	-	-	-	-	-	-	(8)
	Management fees	-	-	-	3	-	-	-	-
Puerto Retiro	Borrowings	-	-	-	2	-	-	-	-
Total joint ventures		-	-	1	16	-	(1)	(14)	(8)
Cresud	Reimbursement of expenses	-	-	-	-	-	(10)	-	-
	Corporate services	-	-	-	-	-	(52)	-	-
	NCN	-	30	-	-	-	-	(17)	(1)
	Leases and/or rights of use	-	-	-	1	-	-	-	-
	Long-term incentive plan	-	-	-	-	-	(25)	-	-
Total parent company		-	30	-	1	-	(87)	(17)	(1)
Helmir	NCN	-	-	-	-	-	-	(28)	(1)
Carnes Pampeanas	Transfer of tax credits	-	-	-	-	-	(3)	-	-
Consultores Asset Management	Reimbursement of expenses	-	-	-	5	-	-	-	-
Estudio Zang, Bergel y Viñes	Legal services	-	-	-	-	-	(1)	-	-
CVC Uruguay	Management fees	-	-	-	1	-	-	-	-
Ogden Argentina S.A.	Borrowings	-	-	-	1	-	-	-	-
IFISA	Borrowings	-	-	-	265	-	-	-	-
Museo de los Niños	Leases and/or rights of use	-	-	-	2	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	1	-	-	-	-
Directors	Fees	-	-	-	-	-	(41)	-	-
Total others		-	-	-	275	-	(45)	(28)	(1)
Total as of 06.30.15 (recast)		100	30	1	330	-	(135)	(66)	(32)

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary presentation of the transactions with related parties for the year ended June 30, 2017:

Related party	Leases and/or rights of use	Management fees	Sale of goods	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
BHSA	10	-	-	-	-	(2)	-	-
BACS	1	-	-	-	-	39	-	-
Manibil	-	-	-	-	-	-	-	-
Adama	-	-	-	293	-	-	-	-
Condor	-	-	-	-	-	235	-	-
Tarshop	14	-	-	-	-	-	-	-
Total associates	25	-	-	293	-	272	-	-
Cyrsa S.A.	-	-	-	-	-	(2)	-	-
NPSF	6	4	-	-	-	-	-	-
Total joint ventures	6	4	-	-	-	(2)	-	-
Cresud	2	-	-	(177)	-	62	-	-
Total parent company	2	-	-	(177)	-	62	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(4)	-	-	-
Isaac Elsztain e hijos S.C.A	(1)	-	-	-	-	-	-	-
Consultores Assets Management	1	-	-	-	-	-	-	-
Hamonet S.A.	(1)	-	-	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	(9)	-
BHN Sociedad de Inversión S.A.	1	-	-	-	-	-	-	-
BACS Administradora de Activos S.A.	2	-	-	-	-	-	-	-
BHN Seguros Generales S.A.	2	-	-	-	-	-	-	-
BHN Vida S.A.	18	-	-	-	-	-	-	-
IFISA	-	-	-	-	-	(116)	-	-
Directors	-	-	-	-	-	-	-	(112)
Senior Management	-	-	-	-	-	-	-	(1)
Total others	22	-	-	-	(4)	(116)	(9)	(113)
Total as of 06.30.17	55	4	-	116	(4)	216	(9)	(113)

The following is a summary presentation of the transactions with related parties for the year ended June 30, 2016:

Related party	Leases and/or rights of use	Management fees	Sale of goods	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
BHSA	3	-	-	-	-	(4)	-	-
BACS	6	-	-	-	-	21	-	-
Tarshop	12	-	-	-	-	-	-	-
Condor	-	-	-	-	-	122	-	-
Adama	-	-	16	-	-	-	-	-
ISPRO	-	-	9	-	-	-	-	-
Total associates	21	-	25	-	-	139	-	-
Cyrsa S.A.	-	-	-	-	-	(3)	-	-
NPSF	-	3	-	-	-	(2)	-	-
Puerto Retiro	-	-	-	-	-	1	-	-
Mehadrin	-	-	48	-	-	-	-	-
Total joint ventures	-	3	48	-	-	(4)	-	-

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	Leases and/or rights of use	Management fees	Sale of goods	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
Cresud	7	-	-	(121)	-	74	-	-
Total parent company	7	-	-	(121)	-	74	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(5)	-	-	-
Isaac Elsztain e Hijos S.C.A.	(1)	-	-	-	-	-	-	-
Fundación IRSA	-	-	-	-	-	-	(8)	-
IFISA	-	-	-	-	-	31	-	-
Directors	-	-	-	-	-	-	-	(137)
Senior Management	-	-	-	-	-	-	-	(9)
Total others	(1)	-	-	-	(5)	31	(8)	(146)
Total as of 06.30.16 (recast)	27	3	73	(121)	(5)	240	(8)	(146)

The following is a summary presentation of the transactions with related parties for the year ended June 30, 2015:

Related party	Leases and/or rights of use	Management fees	Sale of goods	Corporate services	Legal services	Financial operations	Donations	Fees and salaries
BHSA	2	-	-	-	-	-	-	-
BACS	4	-	-	-	-	-	-	-
Condor	-	-	-	-	-	161	-	-
Tarshop	9	-	-	-	-	-	-	-
Total associates	15	-	-	-	-	161	-	-
Cyrsa S.A.	-	-	-	-	-	(9)	-	-
NPSF	(1)	2	-	-	-	(1)	-	-
Puerto Retiro	-	-	-	-	-	1	-	-
Total joint ventures	(1)	2	-	-	-	(9)	-	-
Cresud	4	-	-	(96)	-	(8)	-	-
Total parent company	4	-	-	(96)	-	(8)	-	-
Estudio Zang, Bergel & Viñes	-	-	-	-	(4)	-	-	-
Fundación IRSA	-	-	-	-	-	-	(5)	-
IFISA	-	-	-	-	-	222	-	-
Directors	-	-	-	-	-	-	-	(99)
Senior Management	-	-	-	-	-	-	-	(6)
Total others	-	-	-	-	(4)	222	(5)	(105)
Total as of 06.30.15 (recast)	18	2	-	(96)	(4)	366	(5)	(105)

IRSA Inversiones y Representaciones Sociedad Anónima

30.
Foreign currency assets and liabilities

Item (3) / Currency	Amount (1)	Exchange rate (2)	Total as of 06.30.17	Amount (1)	Exchange rate (2)	Total as of 06.30.16 (recast)	Amount (1)	Exchange rate (2)	Total as of 06.30.15 (recast)
Assets
Trade and other receivables
US Dollar	35	16.530	572	38	14.940	563	11	8.988	99
Euros	9	18.848	172	12	16.492	195	-	10.005	-
Uruguayan Pesos	-	0.572	-	2	0.489	1	1	0.334	-
New Israel Shekel	-	-	-	-	-	-	15	2.381	36
Receivables with related parties:
US Dollar	52	16.530	855	41	15.040	624	4	9.088	37
Total trade and other receivables			1,599			1,383			172
Restricted assets
US Dollar	2	16.530	41	-	-	-	-	-	-
Total restricted assets			41			-			-
Investments in financial assets
US Dollar	61	16.530	1,014	165	14.940	2,470	27	8.988	239
Pounds	1	21.486	18	1	19.763	10	1	14.134	10
New Israel Shekel	-	-	-	-	-	-	3	2.381	6
Investments with related parties:
US Dollar	20	16.530	324	55	15.040	827	50	9.088	459
Total investments in financial assets			1,356			3,307			714
Derivative financial instruments
US Dollar	1	16.530	10	-	-	-	-	-	-
New Israel Shekel	-	-	-	-	-	-	96	2.381	228
Derivative financial instruments with related parties:
US Dollar	2	16.630	26	-	-	-	-	-	-
Total derivative financial instruments			36			-			228
Cash and cash equivalents
US Dollar	318	16.530	5,250	84	14.940	1,248	34	8.988	301
Euros	3	18.848	49	4	16.492	60	-	10.005	1
New Israel Shekel	-	4.770	1	-	-	-	-	2.381	2
Total cash and cash equivalents			5,300			1,308			304
Total assets			8,332			5,998			1,418

Liabilities
Trade and other payables
US Dollar	57	16.630	955	96	15.040	1,451	8	9.088	76
Euros	1	19.003	19	3	16.640	54	-	-	-
New Israel Shekel	-	-	-	2	3.892	7	-	-	-
Payables with related parties:
US Dollar	1	16.630	21	2	15.040	31	-	-	-
Total trade and other payables			995			1,543			76
Borrowings
US Dollar	1,123	16.630	18,683	1,704	15.040	25,631	403	9.088	3,661
Euros	-	-	-	2	16.640	39	-	-	-
Borrowings with related parties:
US Dollar	-	-	-	-	-	-	5	9.088	41
Total borrowings			18,683			25,670			3,702
Derivative financial instruments
New Israel Shekel	-	-	-	-	-	-	208	2.407	501
Total derivative financial instruments			-			-			501
Total liabilities			19,678			27,213			4,279

(1) Stated in millions of units in foreign currency. Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(2) Exchange rate as of June 30, of each year according to Banco Nación Argentina records.
(3) The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements. (See Note 14).

IRSA Inversiones y Representaciones Sociedad Anónima

31.
Groups of assets and liabilities held for sale

As mentioned in Note 4.F., the investment in Israir has been reclassified to "Group of assets and liabilities held for sale". Additionally, IDB Tourism is currently negotiating the sale of its equity interests in Open Sky Ltd., in terms and conditions that have not been fully set yet; the assets and liabilities related to Open Sky Ltd. operations have been also reclassified. Furthermore, the equity interest of the Group in Adama and the related non-recourse loan, had been reclassified to assets and liabilities held for sale before the disposal as of November 22, 2016 (Note 4.A.).

Pursuant to IFRS 5, assets and liabilities held for sale have been valued at the lower between their carrying value and fair value less cost of sale. Given some assets’ carrying value was higher, an impairment loss of Ps. 231 has been recorded.

The following table shows the main assets and liabilities classified as held for sale:

Group of assets held for sale:

June 30, 2017
Property, plant and equipment	1,712
Intangible assets	19
Investments in associates	33
Deferred income tax assets	57
Employee benefits	5
Income tax credits	10
Trade and other receivables	688
Cash and cash equivalents	157
Total	2,681

Liabilities directly associated with the group of assets held for sale:

June 30, 2017
Trade and other payables	930
Salaries and social security liabilities	148
Employee benefits	52
Deferred income tax liability	10
Borrowings	715
Total	1,855

IRSA Inversiones y Representaciones Sociedad Anónima

32.
Results from discontinued operations

The results of Israir Open Sky and IDB Tourism operations, the share of profit of Adama and the finance costs associated to the non-recourse loan, until its sale, and the results from sale of the investment in Adama have been reclassified in the Statements of Income under discontinued operations.

	June 30, 2017			June 30, 2016 (recast)
	Adama	IDB Tourism	Total	Adama	IDB Tourism	Total
Revenues	-	4,410	4,410	-	1,152	1,152
Costs	-	(3,795)	(3,795)	-	(1,010)	(1,010)
Gross profit	-	615	615	-	142	142
General and administrative expenses	-	(233)	(233)	-	(94)	(94)
Selling expenses	-	(221)	(221)	-	(93)	(93)
Other operating results, net (i)	4,216	(264)	3,952	-	13	13
Profit / (loss) from operations	4,216	(103)	4,113	-	(32)	(32)
Share of profit of joint ventures and associates	255	43	298	335	9	344
Profit / (loss) before financial results and income tax	4,471	(60)	4,411	335	(23)	312
Finance income	-	4	4	373	3	376
Finance cost	(1,346)	(60)	(1,406)	(238)	(32)	(270)
Other financial results	-	-	-	-	-	-
Financial results, net	(1,346)	(56)	(1,402)	135	(29)	106
Profit / (loss) before income tax	3,125	(116)	3,009	470	(52)	418
Income tax	-	9	9	-	26	26
Profit / (loss) from discontinued operations for the year	3,125	(107)	3,018	470	(26)	444

(i)
Corresponds to the profit from the sale of Adama.

33.
Subsequent events

Issuance of non-convertible notes series N

In July 2017, IDBD made a public offering of approximately NIS 642.1 nominal value of corporate notes (Series N), the corporate notes accrue interest at a 5% annual rate. Taking into account the issue costs, the net consideration reflects an effective interest rate of 5.3% per year.

Principal will be repaid in one bullet payment due on December 30, 2022 while interest will be payable quarterly in four installments every year, on the thirtieth day of March, June, September and December each year for the period 2017-2022. IDBD is entitled to redeem corporate notes, in whole or in part, through an early redemption in accordance with the provisions of the issue prospectus.

To secure full compliance with all commitments, IDBD has pledged around 60.4 million of shares of DIC with a single first lien and in guarantee by means of the lien, in an unlimited amount, in favor of the trustee for the benefit of corporate note-holders.

IRSA Inversiones y Representaciones Sociedad Anónima

Tender offer for Clal

In July 2017, IDBD received an initial non-binding offer from an international group for the potential acquisition of its interest in Clal. The offer provides the execution of a transaction, which consideration will be based on the equity value of Clal, in accordance with Clal Financial Statement at the time of finalizing the transaction. On June 30, 2017, this value amounted to NIS 4,880 (equivalent to approximately Ps. 23,011 as of the date of the Consolidated Financial Statements). This transaction is contingent upon performance of a due diligence and the execution of an agreement, as well as getting the approvals required by law. IDBD is analyzing the offer. There is no certainty that the offer will go forward under the terms offered, or that the transaction will be completed.

On August 30, 2017, IDBD sold an additional 5% of its equity interest in Clal through a swap transaction, based on the same principles that were applied to the swap transaction mentioned in Note 14. The consideration for the transaction amounted to around NIS 152.5 (equivalent to approximately Ps. 762 as of the transaction date). Following completion of the transaction, IDBD’s interest in Clal was reduced from 49.9% to 44.9% of its capital stock.

Ispro

In August 2017, the Board of Directors of PBC decided to start a process to examine the potential sale of its interest in Ispro. In this respect, it has received several offers.

IRSA CP Non-Convertible notes Classes III and IV

On September 5, 2017, NCN Class III and IV were tendered under the Program approved by the Shareholders’ Meeting for up to US$ 500. The settlement will take place on September 12, 2017. The offering of Class III bonds was declared vacant. The results of the Class IV offer are shown below:

●
NCN Class IV for a Nominal Value of US$ 140 to be matured 36 months after the issuing date, paid in and payable in US Dollars, which will accrue interest at an annual fixed interest rate of 5.0%, interest payable on a quarterly basis. Principal will be amortized in only one installment due on September 14, 2020.

DIC’s debt exchange

On September 28, 2017 DIC made a partial exchange offer to the holders of DIC’s series F bonds, in return for DIC’s series J bonds (a new series). DIC’s series J bonds has terms that are materially different from the series F, so this will be treated in accordance with international accounting rules as the repayment of the existing original financial undertaking and the recognition of a new financial undertaking at fair value. As a result of this exchange, the DIC registered a loss for the difference between the cancellation and the value of the new debt, in the approximate amount of NIS 459 million (approximately PS. 2,228 at the date of the exchange).

Metropolitan’s debt refinancing

 Metropolitan 885 Third Avenue Leasehold LLC ("Metropolitan"), a subsidiary of New Lipstick, has renegotiated its debt for a total amount of US$ 113.1 million non-recourse to IRSA originally maturing on August 1st, 2017, extending the maturity to April 30, 2020, obtaining a US$ 20 million foregiveness by the lending bank and reducing the interest rate of Libor + 4 bps to Libor + 2 bps; after canceling US$ 40 million in cash, of which IRSA has contributed US$ 20 million. Subsequently to the renegotiation, Metropolitan’s debt amounts to US $ 53.1 million.

Selling of IRSA CP’ ADSs

On October 27, 2017, the Company reported that it has completed the sale in the secondary market of 2,460,000 common shares of IRSA CP, par value Ps.1.00 per share, represented by American Depositary Shares (“ADSs”), each representing four common shares. The ADSs were exclusively offered and sold outside Argentina. J.P. Morgan served as underwriter for the offering.

IRSA Inversiones y Representaciones Sociedad Anónima

Schedule I

The following is a summary of the Group’s investment properties as of June 30, 2017 prepared in accordance with SEC Regulation S-X 12-28:

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Rental properties
Operations Center in Argentina
Abasto Shopping	-	10	431	21	10	452	462	-	4,912	5,374	Nov-98	Jul-94
Alto Palermo Shopping	-	9	595	18	9	613	622	-	4,350	4,972	Oct-90	Nov-97
Alto Avellaneda	-	18	299	33	18	332	350	-	2,927	3,277	Oct-95	Dec-1997
Alcorta Shopping	-	11	190	35	11	225	236	1	2,133	2,370	Jun-92	Jun-97
Alto Noa	-	-	68	13	-	81	81	-	597	678	Sep-94	Mar-95
Buenos Aires Design	-	-	64	8	-	72	72	-	(47)	25	Nov-93	Nov-97
Patio Bullrich	-	10	221	12	10	233	243	-	1,136	1,379	Sep-88	Oct-98
Alto Rosario	-	26	138	26	26	164	190	-	2,189	2,379	Nov-04	Nov-04
Mendoza Plaza	-	11	173	12	11	185	196	-	1,103	1,299	Jun-94	Dec-1994
Dot Baires Shopping	-	85	322	23	85	345	430	-	2,857	3,287	May-09	Nov-06
Córdoba Shopping	Antichresis	1	113	8	1	121	122	-	637	759	Mar-90	Dec-2006
Distrito Arcos	-	-	-	287	-	287	287	-	604	891	-	Nov-09
Alto Comahue	-	1	10	297	1	307	308	-	494	802	-	May-06
Patio Olmos	-	12	21	-	12	21	33	-	113	147	May-95	Sep-07
Soleil Premium Outlet	-	23	56	71	23	127	150	-	772	922	-	Jul-10
Dot building	-	13	75	12	13	87	100	1	650	751	Sep-10	Nov-06
Bouchard 710	-	40	20	3	40	23	63	-	1,014	1,077	-	Jun-05
Bouchard 551	-	5	2	1	5	3	8	-	47	55	-	Mar-07
Intercontinental Plaza	-	7	125	-	7	125	132	-	(52)	80	Jun-96	Nov-97
BankBoston tower	-	78	61	-	78	61	139	1	1,008	1,148	-	Aug-2007
República building	-	111	86	-	111	86	197	-	1,337	1,534	-	Apr-2008
La Adela	-	215	-	-	215	-	215	-	32	247	-	Jul-14
Edificio Phillips	-	-	469	-	-	469	469	-	77	546	-	Jun-17
Others	-	23	30	3	23	33	56	-	912	968	n/a	n/a

IRSA Inversiones y Representaciones Sociedad Anónima

Schedule I (Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Operations Center in Israel
Tivoli	-	150	1,881	2,564	267	4,328	4,595	-	(588)	4,007	Apr-11	Oct-15
Kiryat Ono Mall	-	392	731	1,180	763	1,540	2,303	-	(4)	2,299	Nov-07	Oct-15
Shopping Center Modi’in A	Mortgage	223	289	510	434	588	1,022	-	4	1,026	Aug-05	Oct-15
HSBC	Mortgage	5,753	2,136	6,587	11,190	3,286	14,476	-	830	15,306	1927-1984	Oct-15
Matam park - Haifa	Mortgage	576	2,913	3,576	1,121	5,944	7,065	-	56	7,121	1979-2015	Oct-15
Herzeliya North	-	944	1,403	2,524	1,836	3,035	4,871	-	(30)	4,841	1996-2015	Oct-15
Gav-Yam Center - Herzeliya	Mortgage	748	817	1,518	1,455	1,628	3,083	-	60	3,143	1997-2006	Oct-15
Neyar Hadera Modi’in	-	186	272	550	363	645	1,008	-	(11)	997	Jun-1905	Oct-15
Gav yam park - Beer Sheva	Mortgage	34	402	455	67	824	891	-	30	921	Jul-1905	Oct-15
Haifa Bay	-	123	235	351	238	471	709	-	11	720	Jun-1905	Oct-15
Others PBC	Mortgage	1,790	2,052	4,523	3,482	4,883	8,365	-	305	8,670
Ispro planet -BeerSheva -Phase1	-	154	294	973	300	1,121	1,421	-	-	1,421	Jun-1905	Oct-15
SHARON	Mortgage	329	319	660	639	669	1,308	-	56	1,364	Jun-1905	Oct-15
MERKAZ	-	110	81	280	215	256	471	-	(4)	467	Jan-69	Oct-15
ZAFON	-	12	10	76	24	74	98	-	26	124
Mizpe Sapir	-	59	22	79	144	46	160	-	7	167
Others Shufersal	-	172	498	951	334	1,287	1,621	-	119	1,740	n/a	Oct-15
Total Rental properties		12,464	17,924	28,240	23,551	35,077	58,628	3	30,670	89,301
Undeveloped parcels of land
Operations Center in Argentina
Building annexed to Dot	-	25	-	-	25	-	25	-	890	915	-	Nov-06
Luján plot of land	-	42	-	-	42	-	42	-	125	167	-	May-12
Caballito – Ferro	-	46	-	-	46	-	46	-	163	209	-	Nov-97
Santa María del Plata	-	159	-	-	159	-	159	-	2,973	3,132	-	Jul-97
Others	-	12	-	-	12	-	12	-	274	286	-	-
Operations Center in Israel
Tivoli	-	498	-	318	816	-	816	-	(320)	496	Apr-11	Oct-15
Others	-	1,113	5	1,156	2,166	108	2,274	-	168	2,442	n/a	Oct-15
Total undeveloped parcels of land		1,895	5	1,474	3,266	108	3,374	-	4,273	7,647

IRSA Inversiones y Representaciones Sociedad Anónima

Schedule I (Continued)

		Initial costs		Subsequent costs	Costs at end of the year
Name	Encumbrances	Plot of land	Buildings, facilities and improvements	Improvements / Additions	Plot of land	Buildings, facilities and improvements	Total	Capitalized costs, net	Fair value adjustments	Fair Value at the end of the year	Date of construction	Date of acquisition
Properties under development
Operations Center in Argentina
PH Office Park	-	16	-	112	16	112	128	20	22	170	in progress	-
Building annexed to Alto Palermo Shopping	-	38	-	9	38	9	47	-	47	94	in progress	-
Distrito Arcos	-	-	-	2	-	2	2	-	-	2	in progress	-
Catalinas Norte	-	42	-	21	42	21	63	-	286	349	in progress	Dec-1999
Operations Center in Israel
Tivoli	-	32	456	434	62	860	922	-	(555)	367	in progress	Oct-15
Ispro Planet – Beer Sheva – Phase 1	-	42	44	113	81	118	199	-	11	210	in progress	Oct-15
Others	-	463	178	1,202	902	941	1,843	-	(30)	1,813	in progress	Oct-15
Total properties under development		633	678	1,893	1,141	2,063	3,204	20	(219)	3,005
Total		14,992	18,607	31,607	27,958	37,248	65,206	23	34,724	99,953