Form 20-F
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2018-10-31
CIK 933267

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

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

Matías Iván Gaivironsky - Chief Financial and Administrative Officer
Tel +54(11) 4323-7449 - ir@irsa.com.ar
Moreno 877 24th Floor (C1091AAQ) - Ciudad Autónoma de Buenos Aires, Argentina
(Name, Telephone, E-mail and/or address of Company Contact Person)

 Securities registered or to be registered pursuant to Section 12 (b) of the Act

Title of each class	Name of each exchange on which registered
Global Depositary Shares, each representing ten shares of Common Stock	New York Stock Exchange
Common Stock, par value Ps.1.00 per share	New York Stock Exchange*

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
☒ Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or of such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of the Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes  ☒No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐  Accelerated filer ☒  Non-accelerated filer ☐   Emerging growth company ☐

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
☐ Yes ☒ No

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

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

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

i

As of June 30, 2018, the Company has two operations centers to manage its global business, which we refer to in this annual report as the “Operations Center in Argentina” and the “Operations Center in Israel.”

You should not place undue reliance on such statements which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we might issue in the future.

Available information

We file annual, quarterly and other information with the United States Securities and Exchange Comission or “SEC”. You may read and copy any document that we file with the SEC at the SEC´s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and www.sec.gov. You may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. Our Internet address is http://www.irsa.com.ar. The information contained on this website does not form part of this annual report on form 20-F.

You may request a copy of these filings at no cost, by writing or calling our offices, Bolivar 108, (C1066AAB) City of Buenos Aires, Argentina. Our telephone number is +54-11-4323-7400.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

The terms “Argentine government” and “government” refer to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina (the Argentine Central Bank), the terms “CNV” and “CNV Rules” refers to the Comisión Nacional de Valores (the Argentine National Securities Commission) and the rules issued by the CNV, respectively. In this annual report, when we refer to “Peso,” “Pesos” or “Ps.” we mean Argentine Pesos, the legal currency of Argentina; when we refer to “U.S. dollar,” “U.S. dollars” or “US$” we mean United States dollars, the legal currency of the United States; when we refer to “NIS” we mean Israeli New Shekel.

As used throughout this annual report, the terms “IRSA,” the “Company,” “we,” “us” and “our” refer to IRSA Inversiones y Representaciones Sociedad Anónima, together with our consolidated subsidiaries, except where we make clear that such terms refer only to the parent company.

Financial Statements

This annual report contains our Audited Consolidated Financial Statements as of June 30, 2018 and 2017 for our fiscal years ended June 30, 2018, 2017 and 2016 (our “Audited Consolidated Financial Statements”). Our Audited Consolidated Financial Statements have been audited by Price Waterhouse & Co S.R.L. City of Buenos Aires, Argentina, member of PriceWaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

IDB Development Corporation Ltd. (“IDBD”) and Discount Investment Corporation (“DIC”) report their quarterly and annual results following the Israeli regulations, whose legal deadlines are after the deadlines in Argentina and since IDBD and DIC fiscal years end differently from IRSA, the results of operations from IDBD and DIC are consolidated with a lag ofthree months and adjusted for the effects of significant transactions taking place in such period. For these reasons, it is possible to obtain the quarterly results of IDBD and DIC in time so that they can be consolidated by IRSA and reported to the CNV in its Consolidated Financial Statements within the legal deadlines set in Argentina. This way, the consolidated comprehensive income for the year ended June 30, 2018 includes the results of IDBD and DIC for the 12-month period from April 1, 2017 to March 31, 2018, adjusted for the significant transactions that occurred between April 1, 2018 and June 30, 2018. In addition, IDBD’s results of operations for the period beginning October 11, 2015 (the acquisition of control) through March 31, 2016 are included in the company’s consolidated comprehensive income for fiscal year ended June 30, 2016, adjusted by significant transactions occurred between April 1, 2016 and June 30, 2016.

The Company has established two Operations Centers, Argentina and Israel, to manage its global business, mainly through the following companies:

(i) Corresponds to Company’s associates, which are hence excluded from consolidation.
(ii) The results are included in discontinued operations, due to the loss of control in June 2018.
(iii) Disclosed as financial assets held for sale.
(iv) Assets and liabilities are disclosed as held for sale and the results as discontinued operations.
(v) For more information about the change within the Operations Center in Israel see Note 4 to the Audited Consolidated Financial Statements.

Inflation

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines to International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”) since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, as measured by the wholesale price index published by the INDEC, exceeded 100%. IAS 29 will be applicable to our financial statements for periods ending after July 1, 2018.

IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our audited consolidated financial statements included in this annual report will be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the most recent reporting period. We have not estimated yet the impact of the application of IAS 29 provisions in our audited consolidated financial statements. Our Audited Consolidated Financial Statements included in this annual report were not restated into constant currency.

For more information, see “Risk Factors—Risks Relating to Argentina—The peso qualifies as a currency of a hyperinflationary economy under IAS 29. We cannot assure you whether regulatory agencies of the Argentine national government will require us to not apply IAS 29 to financial statements furnished to such regulators” and “—Continuing inflation may have an adverse effect on the economy and our business, financial condition and results of operations.”

Currency translations and rounding

In this annual report where we refer to “Peso,” “Pesos,” or “Ps.” we mean Argentine Pesos, the lawful currency in Argentina; when we refer to “U.S. Dollars,” or “US$” we mean United States Dollars, the lawful currency of the United States of America; when we refer to “Real,” “Reals,” “Rs.” or “R$” we mean Brazilian Real, the lawful currency in the Federative Republic of Brazil; when we refer to “NIS,” we mean New Israeli Shekels, the lawful currency of Israel; and when we refer to “Central Bank” we mean the Banco Central de la República Argentina (Argentine Central Bank).

Our functional and presentation currency is the Peso, and accordingly our Financial Statements included in this annual report are presented in Pesos. We have translated some of the Peso amounts contained in this annual report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise requires, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of Ps.28.8500 per US$1.00 for information provided as of June 30, 2018. The average seller exchange rate for the fiscal year 2018, quoted by Banco de la Nación Argentina was Ps.19.4888. The U.S. dollar-equivalent information presented in this annual report is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. The seller exchange rate quoted by Banco de la Nación Argentina was Ps.36.7900 per US$1.00 as of October 25, 2018. See “Item 3. Key Information—Local Exchange Market and Exchange Rates.” and “Item 3. Risk Factors— Continuing inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations”.

We have also translated certain NIS amounts into U.S. dollars at the offer exchange rate for June 30, 2018 which was NIS 3.6553=U.S.$1.00. We make no representation that the Peso, NIS or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Item 3 – Key information - Local Exchange Market and Exchange Rates.”

Certain numbers and percentages included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in various tables or other sections of this annual report may vary slightly, and figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

Fiscal years

References to fiscal years 2018, 2017, 2016, 2015 and 2014 are to our fiscal years starting on July 1 and ending on June 30 of each such year.

Certain measurements

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

Market share data

Information regarding market share in a specified region or area is based on data compiled by us from internal sources and from publications such as Bloomberg, the International Council of Shopping Centers, or “ICSC,” the Argentine Chamber of Shopping Centers (Cámara Argentina de Shopping Centers), and Colliers International. While we believe that these sources are reliable, we have not independently verified the information prepared by these sources.

PART I

ITEM 1. Identity of Directors, Senior Management, Advisers and Auditors

This item is not applicable.

ITEM 2. Offer Statistics and Expected Timetable

This item is not applicable.

ITEM 3. Key Information

A. Selected Consolidated Financial Data

The following selected consolidated financial data has been derived from our Audited Consolidated Financial Statements as of the dates and for each of the periods indicated below. This information should also be read in conjunction with our Audited Consolidated Financial Statements included under Item 8. “Financial Information”, and the discussion in Item 5. “Operating and Financial Review and Prospects”.

The selected consolidated statement of income and other comprehensive income data for the years ended June 30, 2018, 2017 and 2016, and the selected consolidated statement of financial position data as of June 30, 2018 and 2017 have been derived from our Audited Consolidated Financial Statements, which have been audited by Price Waterhouse & Co. S.R.L., City of Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm. The summarized consolidated statement of comprehensive income and cash flow data for the fiscal years 2015 and 2014 and the summarized consolidated statement of financial position data as of June 30, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements for the fiscal years ended June 30, 2016, 2015 and 2014 which have been retroactively recast to give effect to the change of measurement basis for our investment properties. These financial statements are not included in this annual report.

We have determined that, as of July 1, 2018, the Argentine economy qualifies as hyperinflationary economy according to IAS 29. IAS 29 requires that the financial statements recorded in the currency of a hyperinflationary economy be adjusted in terms of a measuring unit current at the end of reporting period. We did not apply the restatement criteria to the financial information for the periods reported in this annual report since IAS 29 will be applicable to our financial statementes for periods ending after July 1, 2018. For more information on inflation, see “Operating and Financial Review and Prospects— Factors Affecting our Results of Operations—Effects of Inflation.”

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

Summarized Consolidated Financial and Other Information

	For the fiscal year ended June 30,
	2018	2018	2017	2016	2015	2014
	(in millon of US$) (i) (ii)	(in millon of Ps. ; except per share data)
CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
Revenues	1,147	33,088	27,004	12,916	3,403	2,845
Costs	(680)	(19,629)	(16,033)	(7,036)	(1,369)	(1,157)
Gross profit	467	13,459	10,971	5,880	2,034	1,688
Net gain from fair value adjustment of investment properties	784	22,605	4,340	17,536	3,958	4,139
General and administrative expenses	(134)	(3,869)	(3,219)	(1,639)	(374)	(297)
Selling expenses	(162)	(4,663)	(4,007)	(1,842)	(194)	(146)
Other operating results, net	20	582	(206)	(32)	33	(59)
Profit from operations	974	28,114	7,879	19,903	5,457	5,325
Share of profit / (loss) of associates and joint ventures	(25)	(721)	109	508	(813)	(328)
Profit from operations before financial results and income tax	949	27,393	7,988	20,411	4,644	4,997
Finance income	61	1,761	937	1,264	137	132
Finance costs	(730)	(21,058)	(8,072)	(5,571)	(1,107)	(1,749)
Other financial results	21	596	3,040	(518)	37	(102)
Financial results, net	(648)	(18,701)	(4,095)	(4,825)	(933)	(1,719)
Profit before income tax	301	8,692	3,893	15,586	3,711	3,278
Income tax	4	124	(2,766)	(6,325)	(1,581)	(1,392)
Profit from continuing operations	306	8,816	1,127	9,261	2,130	1,886
Profit from discontinued operations	433	12,479	4,093	817	-	-
Total profit for the year	738	21,295	5,220	10,078	2,130	1,886

Other comprehensive income / (loss):
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	440	12,689	1,919	4,531	(214)	460
Share of other comprehensive income / (loss) of associates and joint ventures	32	922	1,920	(178)	106	85
Revaluation reserve	3	99	-	-	-	-
Net change in fair value of hedging instruments	(1)	(19)	124	3	-	-
Items that may not be subsequently reclassified to profit or loss, net of income tax
Actuarial loss from defined benefit plans	-	(12)	(10)	(10)	-	-
Other comprehensive income / (loss) from continuing operations	474	13,679	3,953	4,346	(108)	545
Other comprehensive income / (loss) from discontinued operations	15	435	560	(213)	-	-
Total other comprehensive income / (loss) for the year	489	14,114	4,513	4,133	(108)	545
Total comprehensive income for the year	1,227	35,409	9,733	14,211	2,022	2,431
Total comprehensive income from continuing operations	780	22,495	5,080	13,607	2,022	2,431
Total comprehensive income from discontinued operations	448	12,914	4,653	604	-	-
Total comprehensive income for the year	1,227	35,409	9,733	14,211	2,022	2,431
Total profit for the year attributable to:
Equity holders of the parent	520	15,003	3,030	9,534	1,898	1,762
Non-controlling interest	218	6,292	2,190	544	232	124
Profit from continuing operations attributable to:
Equity holders of the parent	183	5,278	1,383	9,196	1,898	1,762
Non-controlling interest	123	3,538	(256)	65	232	124
Total comprehensive income for the year attributable to:
Equity holders of the parent	538	15,532	4,054	9,605	1,773	2,202
Non-controlling interest	689	19,877	5,679	4,606	249	229
Total comprehensive income from continuing operations attributable to:
Equity holders of the parent	185	5,338	1,977	9,356	1,773	2,202
Non-controlling interest	595	17,157	3,103	4,251	249	229
Total profit for the year per common share attributable to equity holders of the parent:
Basic (1)	0.90	26.09	5.27	16.58	3.31	3.06
Diluted (2)	0.90	25.91	5.23	16.47	3.28	3.04
Profit per common share from continuing operations attributable to equity holders of the parent:
Basic (1)	0.32	9.18	2.41	15.99	3.31	3.06
Diluted (2)	0.32	9.12	2.39	15.88	3.28	3.04
CASH FLOW DATA
Net cash generated by operating activities	497	14,339	9,059	4,126	834	1,022
Net cash (used in) / generated by investing activities	(401)	(11,573)	(2,068)	8,223	261	(917)
Net cash generated by / (used in) financing activities	(134)	(3,867)	1,537	(3,968)	(1,390)	(597)

	For the fiscal year ended June 30,
	2018	2018	2017	2016	2015	2014
	(in millon of US$)(i)(ii)	(in millon of Ps.)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
ASSETS
Non-current assets
Investment properties	5,640	162,726	99,953	82,703	19,217	15,796
Property, plant and equipment	465	13,403	27,113	24,049	237	219
Trading properties	209	6,018	4,532	4,730	141	131
Intangible assets	426	12,297	12,387	11,763	127	124
Other assets	7	189	-	-	-	-
Investment in associates and joint ventures	854	24,650	7,885	16,880	2,970	2,587
Deferred income tax assets	13	380	285	51	57	41
Income tax and MPIT credit	14	415	145	123	109	110
Restricted assets	71	2,044	448	54	-	-
Trade and other receivables	282	8,142	4,974	3,441	115	92
Employee benefits	-	-	-	4	-	-
Investments in financial assets	59	1,703	1,772	2,226	703	275
Financial assets held for sale	270	7,788	6,225	3,346	-	-
Derivative financial instruments	-	-	31	8	206	-
Total non-current assets	8,310	239,755	165,750	149,378	23,882	19,375
Current Assets
Trading properties	112	3,232	1,249	241	3	5
Inventories	22	630	4,260	3,246	23	17
Restricted assets	147	4,245	506	564	9	-
Income tax and MPIT credit	14	399	339	506	19	16
Group of assets held for sale	180	5,192	2,681	-	-	1,649
Trade and other receivables	518	14,947	17,264	13,409	1,143	707
Investments in financial assets	884	25,503	11,951	9,656	295	234
Financial assets held for sale	155	4,466	2,337	1,256	-	-
Derivative financial instruments	3	87	51	19	29	13
Cash and cash equivalents	1,293	37,317	24,854	13,866	375	610
Total Current Assets	3,328	96,018	65,492	42,763	1,896	3,251
TOTAL ASSETS	11,639	335,773	231,242	192,141	25,778	22,626
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to the equity holders of the parent
Share capital	20	575	575	575	574	574
Treasury shares	-	4	4	4	5	5
Inflation adjustment of share capital and treasury shares	4	123	123	123	123	123
Share premium	27	793	793	793	793	793
Additional paid-in capital from treasury shares	1	19	17	16	7	-
Legal reserve	5	143	143	117	117	117
Special reserve	95	2,751	2,751	2,755	2,755	3,126
Other reserves	73	2,111	2,165	990	428	931
Retained earnings	1,071	30,902	19,293	16,259	7,235	4,551
Total capital and reserves attributable to equity holders of the parent	1,297	37,421	25,864	21,632	12,037	10,220
Non-controlling interest	1,287	37,120	21,472	14,224	943	998
TOTAL SHAREHOLDERS’ EQUITY	2,584	74,541	47,336	35,856	12,980	11,218
LIABILITIES
Non-current liabilities
Borrowings	6,275	181,046	109,489	90,680	3,736	3,756
Deferred income tax liabilities	908	26,197	23,024	19,150	5,830	4,546
Trade and other payables	121	3,484	3,040	1,518	255	202
Provisions	123	3,549	943	532	29	29
Employee benefits	4	110	763	689	-	-
Derivative financial instruments	1	24	86	105	265	321
Salaries and social security liabilities	2	66	127	11	2	4
Total non-current liabilities	7,434	214,476	137,472	112,685	10,117	8,858
Current liabilities
Trade and other payables	507	14,617	20,839	17,874	896	679
Borrowings	887	25,587	19,926	22,252	1,237	737
Provisions	36	1,053	890	1,039	52	18
Group of liabilities held for sale	112	3,243	1,855	-	-	938
Salaries and social security liabilities	54	1,553	2,041	1,707	123	99
Income tax and MPIT liabilities	18	522	797	616	135	65
Derivative financial instruments	6	181	86	112	238	14
Total current liabilities	1,621	46,756	46,434	43,600	2,681	2,550
TOTAL LIABILITIES	9,055	261,232	183,906	156,285	12,798	11,408
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	11,639	335,773	231,242	192,141	25,778	22,626

	For the fiscal year ended June 30,
	2018	2018	2017	2016	2015	2014
OTHER FINANCIAL DATA	(in millon of US$)(i)(ii)	(in millon of Ps.)
	(except for number of shares, per share and GDS data and ratios)
Basic profit from continuing operations per GDS(3)	3.18	91.79	24.05	159.93	33.07	30.59
Diluted profit from continuing operations per GDS(3)	3.16	91.16	23.89	158.83	32.84	30.45
Basic profit for the year per GDS(3)	9.04	260.92	52.70	165.81	33.07	30.59
Diluted profit for the year per GDS(3)	8.98	259.12	52.33	164.66	32.84	30.45
Diluted weighted – average number of common shares outstanding	578,676,417	578,676,471	578,700,307	578,811,837	578,004,721	578,676,470
Depreciation and amortization	130	3,737	3,377	1,531	33	29
Capital expenditures	263	7,597	5,482	47,059	532	318
Working capital	1,708	49,262	19,058	(837)	(785)	701
Ratio of current assets to current liabilities	0.07	2.05	1.41	0.98	0.71	1.27
Ratio of shareholders’ equity to total liabilities	0.01	0.29	0.26	0.23	1.01	0.98
Ratio of non-current assets to total assets	0.02	0.71	0.72	0.78	0.93	0.86
Dividends paid(4)	(92)	(2,651)	(2,037)	(106)	(69)	(113)
Dividends per common share	(0.16)	(4.61)	(3.54)	(0.18)	(0.12)	(0.20)
Dividends per GDS	(1.60)	(46.10)	(35.43)	(1.84)	(1.20)	(1.97)
Number of common shares outstanding	575,421,864	575,421,864	575,254,979	575,153,497	574,450,945	573,771,763
Share capital	575	575	575	575	574	574

(i) Totals may not sum due to rounding.
(ii) Solely for the convenience of the reader we have translated Peso amounts into U.S. Dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of June 30, 2018, which was Ps.28.8500 per US$1.00. The average seller exchange rate for the fiscal year 2018, quoted by Banco de la Nación Argentina was Ps.19.4888. The seller exchange rate quoted by Banco de la Nación Argentina was Ps.36.7900 per US$1.00 as of October 25, 2018. We make no representation that the Argentine Peso or U.S. Dollar amounts actually represent, could have been or could be converted into U.S. Dollars at the rates indicated, at any particular rate or at all. See "Exchange Rates." Totals may not sum due to rounding.

(1)
Basic net income per share is calculated by dividing the net income available to holders of common shares for the period / year by the weighted average number of shares outstanding during the period / year.
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

Local Exchange Market and Exchange Rates

Operations Center in Argentina

A.1. Local Exchange Market and Exchange Rates

In the period from 2001 to 2015, the Argentine government established a series of exchange control measures that restricted the free disposition of funds and the transfer of funds abroad. In 2011, these measures had significantly curtailed access to the MULC by both individuals and private sector entities. This made it necessary, among other things, to obtain prior approval from the Central Bank to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable to related parties of Argentine companies outside Argentina.

With the change of government and political environment, in December 2015, one of the first measures taken by the Argentine government was to lift the main restrictions that limited access to individuals to the MULC. Through Communication “A” 5,850 and later, as the local economy stabilized, Communication “A” 6,037, the Central Bank lifted the previous limitations and allowed unrestricted access to the foreign exchange market, subject to some requirements, as detailed below.

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended:
June 30, 2014	8.0830	5.4850	6.9333	8.0830
June 30, 2015	9.0380	8.1630	8.5748	9.0380
June 30, 2016	15.7500	9.1400	12.2769	14.9900
June 30, 2017	16.5800	14.5100	15.4017	16.5800
June 30, 2018	28.8000	16.7500	19.4388	28.8000
Month ended:
April 30, 2018	20.5000	20.0850	20.1834	20.4900
May 31, 2018	24.9400	21.1500	23.6783	24.9100
June 30, 2018	28.8000	24.8500	26.5665	28.8000
July 31, 2018	28.2500	27.1600	27.5241	27.3600
August 31, 2018	37.5500	27.2400	30.1129	36.7500
September 30, 2018	41.1500	36.8900	38.4341	41.1500
October (through October 25, 2018)	39.5000	35.9000	37.0583	36.6900
Source: Banco de la Nación Argentina
(1) Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.
(2) The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3) The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4) Average exchange rates at the end of the month.

Exchange controls

Although most exchange control regulations were lifted on August 2016, some remain in place and we cannot give you any assurance that additional exchange control regulations will not be adopted in the future. Please see “Item 3. Key information—d) Risk Factors—Risks Relating to Argentina—Exchange controls, restrictions on transfers abroad and capital inflow restrictions may limit the availability of international credit.”

Exchange controls regulations currently in effect in Argentina include the following:

Registration requirements

All incoming and outgoing funds to and from the MULC and any foreign indebtedness (financial and commercial) are subject to registration requirements before the Central Bank for informative purposes, in accordance with Communication “A” 6,401, as amended.

Corporate profits and dividends

Argentine companies may freely access the MULC for remittances abroad to pay earnings and dividends in so far as they arise from closed and fully audited balance sheets and have satisfied applicable certification requirements.

Restrictions on foreign indebtedness

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and Communication “A” 6,150 of the Argentine Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication “A” 6,244 of the Argentine Central Bank, there are no restrictions on entry and exit in the MULC.

Restrictions on exports, imports and services

Regarding exports, in 2016 the Central Bank relaxed certain rules related to the inflow and outflow of foreign currency collected abroad as a result of the collection of exports of goods, advance payments, and pre-export financings, establishing that the deadline to repatriate to Argentina the foreign currency is 10 years. The prior 10-business day period applicable for the transfer of funds collected abroad as a result of the collection of exports of goods, advance payments, and pre-export financings to a correspondent bank account of a local financial institution (cuenta de corresponsalía) was eliminated in December 2015. In relation to the export of services, Communication “A” 6,137 the Central Bank eliminated the obligation to repatriate to Argentina the foreign currency obtained.

Regarding imports, access to the foreign exchange market for the payment of imports with customs clearance date as of December 17, 2015 can be paid through the local foreign exchange market without any limit. AFIP Regulation No. 3,252 published on January 5, 2012 which required importers to file affidavits was eliminated in December 2015 and the import monitoring system (Sistema Integral de Monitoreo de Importaciones, or “SIMI”) was created, which established an obligation for importers to submit certain information electronically. Importers do not have to repatriate the goods within a specified period (previously this period was 365 calendar days from the date of access to the foreign exchange market).

Regarding the payment of services, access to the foreign exchange market for payments of services rendered as from December 17, 2015 may be carried out without restriction and without the Central Bank’s prior authorization.

Direct investments

Communication A 6401 established a new reporting system of direct investments, which replaced the reporting system established by Communications A 3602 and A 4237, applicable since December 31, 2017. As of date, investors who are Argentine residents must comply with the information regime if the value of their investments abroad reaches or exceeds the equivalent of US$1,000,000 (measured in terms of 1) the sum of the flows of external assets and liabilities during the previous calendar year, and 2) the balance of holdings of external assets and liabilities at the end of the previous calendar year). If the value of investments abroad does not exceed the equivalent of US$50,000,000, the information regime must be complied on an annual basis (in case it is less than US$10,000,000, the information regime will be annual but with a simplified form), instead of quarterly. If the value of the investments is less than the equivalent of US$1,000,000, compliance with said regime is optional.

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

The foreign exchange regulations now allow Argentine residents to enter into derivative transaction with foreign counterparties without the need for authorization of the Central Bank. They also allow them to purchase foreign currency to make payments under such derivative transactions.

Law No. 27,440 in its articles 188 to 194 introduces, among others, the following modifications related to derivatives:

●
The right of the non-bankrupted party and the contracting party of an insurance entity subject to a judicial liquidation process to be resolv in advance the derivatives and passes granted by the Bankruptcy Law No. 24,522 and Law No. 20,091 of the Insurance Entities shall not apply;
●
The restriction for the exercise of the contractual mechanisms of early termination, termination, settlement, compensation and execution of guarantees contained in the derivatives established by the Financial Entities Law No. 21,526 and the Central Bank regulations shall not apply to.

Operations Center in Israel

The following table shows the maximum, minimum, average and closing exchange rates for each period applicable to purchases of New Israeli Shekels (NIS).

	Maximum(1)(2)	Minimum(1)(3)	Average(1)(4)	At closing(1)
Fiscal year ended:
June 30, 2014	3.6213	3.4320	3.5075	3.4320
June 30, 2015	3.9831	3.4260	3.8064	3.7747
June 30, 2016	3.9604	3.7364	3.8599	3.8596
June 30, 2017	3.8875	3.4882	3.6698	3.4882
June 30, 2018	3.6573	3.3902	3.5276	3.6573
Month ended:
April 30, 2018	3.5995	3.5020	3.5380	3.5995
May 31, 2018	3.6260	3.5613	3.5881	3.5648
June 30, 2018	3.6573	3.5569	3.6064	3.6573
July 31, 2018	3.6708	3.6234	3.6439	3.6708
August 31, 2018	3.7173	3.6051	3.6606	3.6051
September 30, 2018	3.6373	3.5709	3.5893	3.6373
October 2018 (through October 25, 2018)	3.6982	3.6236	3.6483	3.6982
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

C. Reasons for the Offer and Use of Proceeds

This section is not applicable.

D. Risk Factors

You should carefully consider the risks described below, in addition to the other information contained in this annual report, before making an investment decision. We also may face additional risks and uncertainties not currently known to us, or which as of the date of this annual report we might not consider significant, which may adversely affect our business. In general, you take more risk when you invest in securities of issuers in emerging markets, such as Argentina, than when you invest in securities of issuers in the United States, and certain other markets. You should understand that an investment in our common shares and Global Depository Shares ( “GDSs”) involves a high degree of risk, including the possibility of loss of your entire investment.

Risks relating to Argentina

As of the date of this annual report, many of our operations, property and customers are located in Argentina. As a result, the quality of our assets, our financial condition and the results of our operations are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina from time to time. These conditions include growth rates, inflation rates, exchange rates, taxes, foreign exchange controls, changes to interest rates, changes to government policies, social instability, and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative GDP growth, high and variable levels of inflation and currency depreciation and devaluation. The economy has experienced high inflation and GDP growth has been sluggish in the last few years.

During 2014, the Argentine economy saw a slowdown due to the increase in exchange rates and decreases in commodity prices that adversely impacted exports. The Argentine economy continues to confront high rates of inflation and has an increasing need of capital investment, with many sectors, particularly the energy sector, operating near full capacity.

In March 2014, the Argentine Government announced a new method for calculating GDP recommended by the IMF changing the base year to 2004 from 1993. On June 29, 2016, a recalculation of estimated GDP growth rates based on 2004 prices was undertaken and resulted in calculated rates of 2.4% in 2013, (2.5)% in 2014, 2.7% in 2015, (1.8)% in 2016 and 2.9% in 2017. According to the INDEC, GDP growth in the first and second quarter of 2018 compared with the same quarter in the previous year was 3.9% and (4.2)%, respectively. According to the IMF, the estimated Argentina's real GDP growth will be (2.6)% in 2018 and (1.6)% in 2019. Economic activity in the second quarter of 2018 has been adversely affected by the Central Bank’s increase in the reference rate to 60% during that period to curtail the weakening of the Argentine peso. As of August 31, 2018, the depreciation of the peso against the U.S. dollar was 50.1% comparing to the beginning of the year. In the second half of 2017 and the first half of 2018, the percentage of people below the poverty line was 25.7% and 27.3%, respectively. The unemployment rate in the first and second quarter of 2018 was 9.1% and 9.6%, respectively. The June 2018 / May 2018 variation of the Monthly Economic Activity Estimator was (1.3)%. On October 8, 2018, the IMF published the "World Economic Outlook" report, estimating an unemployment rate of 8.9% in 2018 and 9.4% in 2019.

On February 22, 2017, Minister of the Treasury Nicolas Dujovne announced fiscal targets for the period 2017-2019, ratifying the target set in the 2017 budget which established a primary deficit target of 4.2% of GDP for 2017, 3.2% for 2018 and 2.2% for 2019. On May 4, 2018, Minister Dujovne lowered the primary deficit target for 2018 to 2.7% of GDP in an effort to achieve a balanced budget by 2019. After agreeing to a stand-by arrangement with the IMF in June 2018, the Argentine Government has adjusted its primary fiscal deficit target to 1.0% of GDP for 2019 and intends to balance the budget by the end of 2020. On August 10, 2018, the IMF commenced its first review of the Argentine economy. This review is taking place during a complex period in Argentina as a bribery scandal, which involves many important businessmen, is underway and the Argentine peso is experiencing significant depreciation. On September 3, 2018, the Ministry of Treasury has adjusted its targets to a primary fiscal deficit of 2.6% of GDP in 2018, a balanced budget in 2019 and a primary fiscal surplus of 1.0% of GDP in 2019, through reducing the public primary expenditure, including reducing by half the amount of national ministries, from 20 to 10, but increasing the spending on social benefits, including the strengthening of the fair price of basic products policy and the universal child allowance (asignación universal por hijo) through the one-time granting of an extraordinary subsidy of Ps.1,200 in September 2018. On September 26, 2018, the Argentine Government agreed with the IMF an increase in the total amount of the stand by agreement from US$50 billion to US$57.1 billion. In this sense, the anticipated disbursements rise from US$6 billion to US$13.4 billion in 2018, and from US$11.4 billion to US$22.8 billion in 2019. On September 17, 2018, the Argentine Government summited to the Argentine Congress the budget law for fiscal year 2019 bill, ratifying the aforementioned budgetary targets. On September 26, 2018, the Central Bank announced a new monetary policy scheme aiming to lowering the inflation rate by adopting the following measures: (i) no increase in the level of the monetary base until June 2019, when it will be adjusted with the seasonality of December 2018 and June 2019; (ii) maintenance of the reference rate at 60% until the deceleration of inflation rate is taking place; (iii) implementation of a floating exchange rate with intervention and non-intervention zones for the U.S. dollar exchange rate between Ps.34 and Ps.44, with daily adjustment at a rate of 3% per month until the end of 2018 and its revision at the beginning of 2019, intervening in the purchase or sale of foreign currency for up to US$150 million per day to the extent that the exchange rate reaches the established upper or lower bound.

Since coming into power in December 2015, the Macri administration has adopted the following key economic and policy reforms.

●
INDEC reforms. President Macri appointed Mr. Jorge Todesca, previously a director of a private consulting firm, as head of the INDEC, based on its determination that INDEC had failed to produce reliable statistical information, particularly with respect to the consumer price index, or “CPI”, GDP and poverty and foreign trade data. On January 8, 2016, the Argentine government declared a state of administrative emergency relating to the national statistical system and the INDEC, until December 31, 2016. During 2016, the INDEC implemented certain methodological reforms and adjusted certain macroeconomic statistics on the basis of these reforms. Following the declared emergency, the INDEC ceased publishing statistical data until a rearrangement of its technical and administrative structure is finalized. During the course of implementing these reforms, however, INDEC has used official Consumer Price Index, or “CPI,” figures and other statistical information published by the Province of San Luis and the City of Buenos Aires. On June 29, 2016, the INDEC published revised GDP data for the years 2004 through 2015. On August 31, 2016, the IMF Executive Board met to consider the progress made by Argentina in improving the quality of official GDP and CPI data and noted the important progress made in strengthening the accuracy of Argentina’s statistics. On November 10, 2016, the IMF lifted the existing censure on Argentina regarding these data. In June 2017, INDEC began to publish revised CPI figures based on statistical information from 39 cities in Argentina.

●
Agreement with holdout bondholders. The Argentine government has settled claims with substantially all of the holdout bondholders who had not previously participated in Argentina’s sovereign debt restructurings (in terms of claims) and regained access to the international capital markets, issuing several new series of sovereign bonds since President Macri took office.

●
Foreign exchange reforms. The Macri administration eliminated a significant portion of foreign exchange restrictions, including certain currency controls, previously in effect. On August 9, 2016, the Central Bank issued Communication “A” 6037 which substantially changed the existing legal framework and eliminated certain restrictions limiting access to the foreign exchange market Mercado Único y Libre de Cambios, or “MULC.” On May 19, 2017, the Central Bank issued Communication “A” 6244, which unified the exchange control regulations and relaxed certain controls on the foreign exchange market. In addition, on December 26, 2017, the Central Bank implemented a new unified regime effective as of December 31, 2017 that requires the filing of an annual return, which is mandatory for any person whose total cash flow or balance of assets and liabilities amounts to US$1 million or more during the previous calendar year. The principal measures adopted as of the date of this annual report include:

i.
the reestablishment of Argentine residents’ rights to purchase and remit foreign currency outside of Argentina without limit and without specific allocation (atesoramiento);

ii.
the elimination of the mandatory, non-transferable and non-interest bearing 30% deposit previously required in connection with certain transactions involving foreign currency inflows;

iii.
the elimination of the requirement to transfer and settle the proceeds from new foreign financial indebtedness incurred by the foreign financial sector, the non-financial private sector and local governments through the MULC;

iv.
the elimination of the minimum stay-period that required that proceeds from certain foreign financial indebtedness must be held for a minimum of 365 calendar days; and

v.
elimination of the requirement of minimum holding period (of 72 business hours) for purchases and subsequent sales of securities that trade in Argentina and in foreign stock markets (such as the GDSs).

●
Foreign trade reforms. The Macri administration eliminated export duties on wheat, corn, beef and regional products, and announced a gradual reduction of the duty on soybeans by 5% to 30%. Pursuant to Decree No. 1,343/16, published in the Official Gazette on January 2, 2017, the Argentine Government announced a gradual reduction of the duty on soybeans, beans, flour and soybean oil by 0.5 % per month from January 2018 to December 2019. In addition, the 5% export duty on most industrial exports and export duties on mining was eliminated. With respect to payments for imports of goods and services, the Macri administration announced the gradual elimination of restrictions on access to the MULC for any transactions originated before December 17, 2015. Regarding transactions executed after December 17, 2015, no quantitative limitations apply. However, on September 4, 2018, the Argentine Government issued Decree No. 793/2018 that reimplements an export duty of 12% until December 31, 2020 on export of goods and services, with a cap of Ps.4 for each U.S. dollar for primary goods and services and Ps.3 for the rest of the manufactured goods.

●
National electricity state of emergency and reforms. Following years of minimal investment in the energy sector, exacerbated by the Argentine Government’s failure to implement tariff increases on electricity and natural gas since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy crisis, on December 15, 2015, the Macri administration declared a state of emergency, which remained in effect until December 31, 2017. In addition, through Resolution No. 6/2016 of the Ministry of Energy and Mining and Resolution No. 1/2016 of the National Electricity Regulatory Agency (Ente Nacional Regulador de la Electricidad), the Macri administration announced the elimination of a portion of energy subsidies then in effect and implemented a substantial increase in electricity tariffs. As a result, average electricity prices increased substantially and could increase further in the future. Certain of Macri´s Administration initiatives have been challenged in Argentine courts and resulted in judicial injunctions or determinations that limit such initiatives. On May 31, 2018, the Argentine Congress approved a law seeking to limit the increase in energy tariffs implemented by the Macri administration, which was subsequently vetoed by President Macri.

●
Tax Amnesty Law. In July 2016, the Régimen de Sinceramiento Fiscal, or “Tax Amnesty Law,” was introduced to promote the voluntary disclosure of undeclared assets by Argentine residents. The Tax Amnesty Law allowed Argentine tax residents holding undeclared funds or assets located in Argentina or abroad to (i) declare such property prior to March 31, 2017 without facing prosecution for tax evasion or being required to pay past-due tax liabilities on those assets, if they could provide evidence that the assets were held as of certain specified cut-off dates, and (ii) keep the declared property outside Argentina and not repatriate such property to Argentina. With respect to cash that was not deposited in bank accounts by the specified cut-off dates, such amounts had to be disclosed and deposited by October 31, 2016 in special accounts opened at Argentine financial entities. Depending on the amount declared and how soon it was declared, the election to subscribe for certain investment securities and the payment method used, those who took advantage of the Tax Amnesty Law paid a special tax of between 0% and 15% on the total amount declared. Alternatively, they could invest an equivalent amount in Argentine Government bonds or a fund created to finance, among other things, public infrastructure projects and small- to medium-sized businesses. Taxpayers could elect to subscribe for certain investment securities and reduce the tax rates payable upon disclosure of previously undisclosed assets. On April 4, 2017, the Minister of Finance announced that as a result of the Tax Amnesty Law, assets totaling US$116,800 million were declared.

●
Retiree Program. On June 29, 2016, the Argentine Congress enacted the Historical Reparation Program for Retirees and Pensioners (Programa de Reparación Histórica para Jubilados y Pensionados). The main aspects of this Program, designed to reform social security policies to comply with Supreme Court decisions, include (i) payments to more than two million retirees and retroactive compensation of more than 300,000 retirees and (ii) creation of a universal pension for senior citizens, which guarantees a pension for all people over 65 years of age who would not otherwise be eligible to retire with a pension. The Historical Reparation Program for Retirees and Pensioners will provide retroactive compensation to retirees for a total amount of more than Ps.47,000 million and expenses of up to Ps.75,000 million to cover all potential beneficiaries.

●     Increase in transportation fares. In January 2018, the Macri administration announced an increase in public transport fares in the Greater Buenos Aires area effective as of February 1, 2018.

●
Correction of monetary imbalances: The Macri administration announced the adoption of an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next four years. The interannual inflation targets (comparing the rates as of December of each year) announced in 2016 by the Central Bank, were from 12% to 17% for 2017, from 8% to 12% for 2018, and from 3.5% to 6.5% for 2019. The Central Bank has increased the use of stabilization policies to reduce excess monetary imbalances and increased peso interest rates to offset inflationary pressure. On December 27, 2017, the Argentine Government modified the inflation targets for 2018, 2019 and 2020, increasing them to 15%, 10% and 5%, respectively. In June 2018, the Central Bank further adjusted inflation targets to 27% for 2018, 17% for 2019, 13% for 2020 and 9% for 2021 in light of the Stand-By Agreement with the IMF. In addition, on September 26, 2018, the Central Bank announced a new monetary policy scheme aiming to lowering the inflation rate mainly by adopting a floating exchange rate scheme, maintaining the reference rate at 60% until the deceleration of inflation rate is taking place and stopping the monetary base growth until June 2019, when it will be adjusted with the seasonality of December 2018 and June 2019. On October 8, 2018, the IMF published the "World Economic Outlook" report, estimating an inflation rate of 40.5% in 2018 and 20.2% in 2019.

●     Pension system reform. On December 19, 2017, the Argentine Congress enacted the Pension Reform Law which, among other amendments, adjusted the values of pensions and social benefits in accordance with inflation and economic growth. Social security payments are subject to quarterly adjustments each year. 70% of the quarterly adjustment will be based on the CPI published by the INDEC and 30% on the variation in the Remuneración Imponible Promedio de los Trabajadores Estables (an index published by the Ministry of Labor that measures the salary increases of state employees). On December 20, 2017, Decree No. 1,058/17 was published and, with the aim of avoiding divergence with the application of the previous formula, established a compensatory bonus for retirees, pensioners and beneficiaries of the universal child allowance (asignación universal por hijo). On September 3, 2018, the Argentine Government announced the strengthening of the universal child allowance through the one-time granting of an extraordinary subsidy of Ps.1,200 in September 2018. The Pension Reform Law also amended the Labor Law to extend the age at which private sector employers may request the retirement of employees to 70 years of age (compared to 65 years under the prior regime). Notwithstanding the foregoing, private sector employees may still request pension benefits from the ages of 65 and 60 for male and female employees, respectively.

●
Tax reform. On December 27, 2017, the Argentine Congress approved the tax reform law, enacted on December 28, 2017. The reform is intended to eliminate certain inefficiencies in the Argentine tax regime, diminish tax evasion, expand the tax base and encourage investment, with the long-term goal of restoring fiscal balance. The reform is part of a larger policy initiative of the Macri administration intended to increase employment, make the Argentine economy more competitive (by reducing the fiscal deficit, for example) and diminish poverty. The main aspects of the tax reform include the following: (i) capital gains on real estate sales by Argentine tax residents (subject to certain exceptions, including a primary residence exemption) acquired after enactment of the tax reform will be subject to tax of 15%; (ii) gains on currently exempt bank deposits and sales of securities (including sovereign bonds) by Argentine tax residents is subject to tax of (a) 5% in the case of those denominated in pesos, subject to fixed interest rate and not indexed, and (b) 15% for those denominated in a foreign currency or indexed; (iii) gains on sales of shares listed on a stock exchange remain exempt; (iv) corporate income tax will decline to 30% in 2018 and 2019 and to 25% in 2020; (v) social security contributions will be gradually increased to 19.5% starting in 2022, in lieu of the differential scales currently in effect; and (vi) the percentage of tax on debits and credits that can be credited to income tax will be gradually increased over a five-year period, from the current 17% for credits to 100% for credits and debits. The tax reform is to be implemented over a period of one to five years (depending on each modification). For further information, see “Taxation—Argentine Taxation”.

●
Corporate Criminal Liability Law. On November 8, 2017, the Argentine Congress approved Law No. 27,401, which establishes a system of criminal liability of corporate entities for criminal offenses against public administration and national and cross-border bribery committed by, among others, its shareholders, attorneys-in-fact, directors, managers, employees, or representatives. Convicted legal persons are subject to various sanctions including a fine of between 1% and 20% of its annual gross revenue and the partial or total suspension of its activities for up to ten years. In addition, the law expands the national criminal jurisdiction to all cases of bribery including those committed outside the Argentine territory by citizens or companies with domicile or headquartered in Argentina.

●
Public-Private Participation Law. On November 16, 2016, the Public-Private Participation Law was passed by the Argentine Congress, and has been regulated by Decree No. 118/2017. This new regime seeks to replace existing regulatory frameworks (Decrees No. 1,299/00 and 967/05) and supports the use of public-private partnerships for a wide variety of purposes including the design, construction, extension, improvement, provision, exploitation and/or operation and financing of infrastructure development, provision of public services, provision of productive services, investments, applied research, technological innovation and other associated services. The Public-Private Participation Law also includes protection mechanisms in favor of the private sector (contractors and lenders) in order to promote the development of these partnerships.

●
Productive Financing Law. On May 9, 2018, the Argentine Chamber of Deputies approved Law No. 27,440 called “Ley de Financiamiento Productivo”, which creates a new financing regime for micro-, small- and medium-sized companies (“MiPyMEs”) and modifies Capital Markets Law No. 26,831, Investment Funds Law No. 24,083 and Law No. 23,576, among others, and implements certain tax provisions and regulations for derivative financial instruments.

●
Labor reform bill. On November 18, 2017, the Executive Branch submitted a draft labor and social security reform bill to the Argentine Chamber of Senators, intended to formalize employment, decrease labor litigation, generate employment, increase productivity, protect vulnerable populations and improve worker training. As of the date of this annual report, the draft bill has not been considered by the Argentine Congress.

●
Fiscal consensus and fiscal liability. On December 22, 2017, the Argentine Congress enacted the “Fiscal Pact”, also known as the “Fiscal Consensus”. The Fiscal Consensus includes a commitment to lower distortive taxes by 1.5% of GDP over the next five years, a withdrawal of lawsuits by provincial governments against the Argentine Government and a Ps.21,000 million payment to the Province of Buenos Aires for the year 2018 (which amount shall be increased over the next five years) as a partial and progressive solution to a long-standing conflict related to the Buenos Aires Metropolitan Area Fund over the Fondo del Conurbano Bonaerense. The Fiscal Consensus also set the basis for other policy reforms that were implemented by the Macri administration in December 2017, such as the tax reform, the pension system reform and the Fiscal Responsibility Law (Ley de Responsbilidad Fiscal). The fiscal deficit estimated for 2018 is 2.6% of 2018 GDP. The budget law for fiscal year 2019 bill projects a balanced budget in 2019 and a primary fiscal surplus of 1.0% of GDP by 2020.

●
IMF stand-by arrangement: On June 7, 2018, the Argentine Government entered into a US$50 billion, 36-month stand-by arrangement with the IMF, which was approved by the IMF’s Executive Board on June 20, 2018. As of July 31, 2018, the Argentine Government had drawn on a first tranche of approximately US$15 billion, and the additional available funds will be treated as precautionary. This measure was intended to halt the significant depreciation of the peso during the first half of 2018. On September 26, 2018, the Argentine Government agreed with the IMF an increase in the total amount of the StandBy agreement from US$50 billion to US$57.1 billion. As a result, the anticipated disbursements increased from US$6 billion to US$13.4 billion in 2018, and from US$11.4 billion to US$22.8 billion in 2019. On October 26, 2018, the Executive Board of the IMF completed the first review of Argentina’s economic performance under the36-month stand-by arrangement, allowing to draw the equivalent of US$5.7 billion, bringing total disbursements since June 2018 to about US$20.4 billion. The Executive Board also approved an augmentation of the stand-by arrangement to increase access to about US$56.3 billion.

The impact that these measures, and any future measures taken by a new administration, will have on the Argentine economy as a whole and the financial sector in particular cannot be predicted. Economic liberalization may be disruptive to the economy and may fail to benefit, or may harm, our business, financial condition and results of operations. In particular, we have no control over the implementation of the reforms to the regulatory framework that governs its operations and cannot guarantee that these reforms will be implemented or that they will be implemented in a manner that will benefit our business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and our business, financial position and results of operations.

In this context, as the date of this annual report, the Argentine economy remains unstable, among others, for the following reasons:

● a persistent high rate of public spending and substantial fiscal deficit;

● investments as a percentage of GDP remain low;

● public debt as a percentage of GDP remains high;

● the inflation rate remains at high levels;

● agricultural exports, which fueled the economic recovery, have been affected by the drought and lower prices than in prior years;

● rising of international crude oil prices;

● the availability of long-term credit to the private sector is scarce;

● the current trade deficit is high and could increase;

● the effects of a restrictive U.S. monetary policy, which could generate an increase in financial costs for Argentina;

● fluctuations in the Central Bank’s monetary reserves;

● uncertainty with respect to the imposition of exchange and capital controls; and

● other political, social and economic events abroad that adversely affect the current growth of the Argentine economy.

A further decline in Argentine economic growth or an increase in economic instability could adversely affect our business, financial condition or results of operations. As of the date of this annual report, the impact of the Macri administration’s policies on the Argentine economy as a whole and on the banking sector in particular cannot be predicted. In addition, congressional elections were held on October 22, 2017 and President Macri’s governing coalition obtained the largest share of votes at the national level. Although the number of coalition members in Congress increased (holding in the aggregate 108 of a total of 257 seats in the House of Representatives and 24 of 72 seats in the Senate), the coalition still lacks a majority in either chamber and, as a result, some or all of the policy proposals to promote growth of the economy (including reducing the fiscal deficit, controlling inflation and adopting fiscal and labor reforms) may not be implemented, which could adversely affect continued economic growth in Argentina. Higher rates of inflation, any decline in GDP growth rates and/or other future economic, social and political developments in Argentina, fluctuations in the rate of exchange of the Peso against other currencies, and a decline in consumer confidence or foreign direct investment, among other factors, may materially and adversely affect the development of the Argentine economy which could adversely affect our business, financial condition or results of operations.

Continuing inflation may have an adverse effect on the economy and our business, financial condition and the results of our operations.

According to the INDEC, the CPI was 10.8% in 2012, 10.9% in 2013 and 23.9% in 2014. In November 2015, the INDEC suspended the publication of the CPI. Hence, there was not an official CPI publication for the year 2015. An alternative CPI report was informed by the INDEC’s official website, depicting two alternative CPIs measurements: one published by the City of Buenos Aires and the other by the Province of San Luis, reaching 26.9% and 31.9%, respectively. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based on these reforms, in June 2016, INDEC resumed publishing the CPI. The best available information for 2016 is the annual measurement of the index of consumer prices reported by the City of Buenos Aires of 41%. In 2017, inflation began to decrease in line with the Central Bank’s inflation targeting policies. According to the INDEC, the CPI increased 24.8% in 2017 and 1.8%, 2.4%, 2.3%, 2.7%, 2.1%, 3.7%, 3.1%, 3.9% and 6.5% for January, February, March, April, May, June, July, August and September 2018, respectively. At the end of 2017, Minister Dujovne announced that the CPI targets previously set out in the 2017 budget were revised to 15% for 2018, 10% for 2019 and 5% for 2020. After agreeing to a stand-by arrangement with the IMF in June 2018, the Argentine Government has adjusted its CPI targets to 27% for 2018, 17% for 2019, 13% for 2020 and 9% for 2021. In August 2018, the Central Bank adjusted its CPI targets to 40.5% for 2018, 24.5% for 2017 and 18% for 2020. On October 8, 2018, the IMF published the “World Economic Outlook” report, estimating an inflation rate in Argentina of 40.5% in 2018 and 20.2% in 2019. On October 25, 2018, the Argentine Chamber of Deputies gave preliminary approval to the draft budget for fiscal year 2019, estimating a year-on-year inflation rate of 23% for 2019, and it is expected to be treated in the Argentine Chamber of Senators on November 14, 2018.

Historically, high rates of inflation have undermined the Argentine economy and the Argentine Government’s ability to foster conditions for stable growth. High rates of inflation may also undermine Argentina’s competitiveness in international markets and adversely affect economic activity and employment, as well as our business, financial condition and the results of our operations.

High rates of inflation would also adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of any depreciation of the peso on the export-oriented sectors of the Argentine economy would decrease the level of economic activity in the country. In turn, a portion of the Argentine Government’s outstanding debt is adjusted by the Coeficiente de Estabilización de Referencia (or “CER”), a currency index tied to inflation. Therefore, any significant increase in inflation would generate an increase in Argentina’s debt measured in pesos and, consequently, its financial obligations.

In recent years, the Argentine Government has taken certain measures to contain inflation, such as implementing a fair price program that requires supermarkets to offer certain products at a government-determined price, and agreements with workers’ unions to implement salary increases. Additionally, the Argentine Government enacted Law No. 26,991 (the “Supply Law”), which empowers it to intervene in certain markets when it considers that any market participant is trying to impose prices or supply restrictions. The Supply Law provides among others pecuniary sanctions, suspension, seizure of operations, and confiscation of goods. On September 3, 2018, the Argentine Government further strengthened the fair price program by incorporating more basic consumer goods and places of distribution around the country into the program.

We cannot assure you that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine Government to control inflation will be effective or successful. Inflation remains a challenge for Argentina. For example, certain objectives of the Argentine Government, such as the increase in tariffs to incentivize investment in the energy sector, may create inflationary pressures. Significant inflation could have an adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and the results of our operations. See “—We depend on macroeconomic and political conditions in Argentina”.

The Peso qualifies as a currency of a hyperinflationary economy under IAS 29. Accordingly, we will apply IAS 29 for periods ending after July 1, 2018 and our historical audited consolidated financial statements and other financial information will need to be restated.

IAS 29 requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish a set inflation rate beyond which an economy is deemed to be experiencing hyperinflation. However, hyperinflation is commonly understood to occur when changes in price levels are close to or exceed 100% on a cumulative basis over the prior three years, along with the presence of several other qualitative macroeconomic factors.

During the six-month period ended June 30, 2018, the decreasing trend of inflation in Argentina noted in recent prior periods reversed, with variations in different indexes being higher than in previous months. The total cumulative inflation in Argentina in the 36 months prior to June 30, 2018, as measured by the wholesale price index published by the INDEC, has exceeded 100%. Qualitative macroeconomic factors, including the depreciation of the peso in recent months, also support the conclusion that Argentina is now a hyper-inflationary economy for accounting purposes. Accordingly, IAS 29 will be applicable for financial statements included in any of our filings with the SEC under the Securities Act or the Exchange Act for periods ending after July 1, 2018 and, therefore, our audited consolidated financial statements and any unaudited interim financial statements included in this annual report will need to be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the most recent reporting period.

Pursuant to Decree No. 664/2003, the Argentine Government prohibited regulatory entities of the national government, fom receiving financial information from regulated entities that includes adjustments for inflation, changes in costs or other variations in taxes, prices or tariffs. In addition, Law No. 23,928 prohibits Argentine companies from including adjustments for inflation in their financial statements. Given the current state of Argentine law, we cannot assure you whether regulatory agencies of the Argentine national government will require us to not apply IAS 29 to financial statements furnished to such regulators. If regulatory agencies in Argentina require us not to apply IAS 29, or to only apply IAS 29 to certain, but not all, of the periods included in our audited consolidated financial statements and unaudited interim financial statements, the audited consolidated financial statements and any unaudited interim financial statements included in this prospectus may not be comparable to certain of our financial statements furnished to regulators in Argentina.

We have not estimated yet the impact of the application of IAS 29 provisions on our audited consolidated financial statements.

We cannot assure that the accuracy of Argentina’s official inflation statistics will comply with international standards.

In January 2007, the INDEC modified its methodology to calculate the CPI. At the time that the INDEC adopted this change in methodology, the Argentine Government replaced several key officers at the INDEC, prompting complaints of governmental interference from the technical staff at the INDEC. The IMF requested Argentina to clarify the INDEC methodology used to calculate inflation rates.

On November 23, 2010, the Argentine Government began consulting with the IMF for technical assistance in order to prepare new CPI information with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started collaborating with the INDEC in order to create such an index. Notwithstanding such efforts, subsequently published reports by the IMF stated that its staff delivered alternative measures of inflation for macroeconomic surveillance, including information produced by private sources, and asserted that such measures resulted in inflation rates considerably higher than those published by the INDEC since 2007. Consequently, the IMF called on Argentina to adopt measures to improve the quality of data used by the INDEC. In a meeting held on February 1, 2013, the Executive Board of the IMF emphasized that the progress in implementing remedial measures since September 2012 had been insufficient. As a result, the IMF issued a declaration of censure against Argentina in connection with the breach of its related obligations and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data immediately.

In order to address the quality of official data, a new consumer price index (the “IPCNu”), was enacted on February 13, 2014. Inflation as measured by the IPCNu was 23.9% in 2014, 31.6% in 2015 and 31.4% in 2016. The IPCNu represents the first national indicator in Argentina to measure changes in prices of household goods for final consumption. While the previous price index only measured inflation in the Greater Buenos Aires area, the IPCNu is calculated by measuring prices of goods in the main urban centers of the 23 provinces of Argentina and the City of Buenos Aires. On December 15, 2014, the IMF recognized the evolution of Argentine authorities to remedy the provision of data, but delayed the definitive evaluation of the new price index.

On January 8, 2016, based on its determination that the INDEC historically failed to issue reliable statistical information, the Macri administration issued a necessity and urgency decree suspending the publication of statistical information. The INDEC suspended all publications of statistical information until the process of technical reorganization was completed and the administrative structure of the INDEC was recomposed. At the end of this process of reorganization and recovery, the INDEC gradually began to publish official information. The INDEC recalculated historical GDP and the revised measurements showed that the GDP increased 2.4% in 2013, contracted 2.5% in 2014, increased 2.7% in 2015, and contracted 1.8% in 2016.

On November 9, 2016, the IMF, after analyzing the progress made with respect to the accuracy of official statistics regarding the CPI, decided to lift the censorship imposed in 2013, and determined that the Argentine CPI currently complies with international standards. However, we cannot assure you that such inaccuracy regarding official economic indicators will not recur. If despite the changes introduced by the Macri administration these differences between the figures published by the INDEC and those registered by private consultants persist, there could be a significant loss of confidence in the Argentine economy, which could adversely affect our business, financial condition and the results of our operations.

High levels of public spending in Argentina could generate long lasting adverse consequences for the Argentine economy.

During recent years, the Argentine Government has substantially increased public spending. In 2015, government spending increased by 34.4% as compared to 2014, resulting in a primary fiscal deficit of 3.8% of GDP. In 2016, government spending increased by 42.8% as compared to 2015, resulting in a primary fiscal deficit of 4.2% of GDP. In 2017, government spending increased by 25.9% as compared to 2016, resulting in a primary fiscal deficit of 3.8% of GDP. If government spending continues to outpace revenues, the fiscal deficit is likely to increase and past sources of funding to address such deficit, such as the Central Bank and the Administración Nacional de la Seguridad Social (“ANSES”) may be utilized.

Any such increasing deficit could have a negative effect on the Argentine Government’s ability to access the long-term financial markets, and in turn, could limit the access to such markets for Argentine companies, which could adversely affect our business, financial condition and the results of our operations.

Argentina’s ability to obtain financing in the international capital markets is limited, which may impair its ability to implement reforms and public policies and foster economic growth.

Argentina has had limited access to foreign financing in recent years, primarily as a result of a default in December 2001 by Argentina on its debt to foreign bondholders, multilateral financial institutions and other financial institutions. Argentina’s 2001 default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited and may continue to limit Argentina’s ability to access international capital markets. In 2005, Argentina completed the restructuring of a substantial portion of its defaulted sovereign indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the renegotiation of approximately 67% of the principal amount of the defaulted bonds outstanding that were not swapped in the 2005 restructuring. As a result of the 2005 and 2010 debt swaps, Argentina has restructured approximately 92.1% of its defaulted debt that was eligible for restructuring (the “Debt Exchanges”). Holdout creditors that had declined to participate in the exchanges commenced numerous lawsuits against Argentina in several countries, including the United States, Italy, Germany, and Japan.

As a result of the litigation filed by holdout bondholders and their related efforts to attach Argentina’s sovereign property located in the United States and other jurisdictions, Argentina’s ability to access the international capital markets was severely limited. In February 2016, the Argentine Government agreed with a group of Italian bondholders to pay in cash the total principal amount of debt owed to such holders. In mid-2016, the Argentine Government emerged from default and paid US$900 million to the approximately 50,000 Italian bondholders who owned government securities with defaulted payments part due.

During February 2016, U.S. federal court special master Daniel Pollack ratified an agreement between the Argentine Government and the holdout creditors led by Elliot Management, Aurelius Capital, Davidson Kempner and Bracebridge Capital funds providing for a US$4.65 billion payment in respect of defaulted sovereign bonds, representing a 25% discount to the total principal amount of principal and interest due on the defaulted bonds, as well as attorney fees and expenses incurred. This agreement stipulated that the terms of the settlement be approved by the Argentine Congress, and that Law No. 26,017 (the “Padlock Law”) and the Sovereign Payment Law be repealed.

In March 2016, the Argentine Government submitted a bill to Congress seeking authorization to consummate the settlement, which was approved on April 1, 2016, by enactment of Law No. 27,249 pursuant to which, the Argentine Government was authorized to pay in cash up to US$11.6 billion to the holdout bondholders. The proceeds for such payment were raised through an issuance of sovereign debt in the international capital markets. Among other provisions, the new law repealed the Padlock Law and Sovereign Payment Law.

At the beginning of April 2016, special master Daniel Pollack announced that the Argentine Government had reached agreements with additional holdout bondholders. As a result, the Argentine Government has reached agreements with nearly 90% of the debt holders that did not participate in the 2005 and 2010 bond exchange transactions. On April 13, 2016, the Court of Appeals lifted the restrictions on Argentina to fulfill its debt obligations. In April 2016, the Argentine Government issued US$16.4 billion principal amount of bonds. On April 22, 2016, the Argentine Government paid amounts due under the agreement and the U.S. courts removed all previously issued sanctions and injunctions. From December 31, 2015 to December 31, 2017, Argentina’s sovereign debt increased by US$80.3 billion, according to the Ministry of the Treasury.

As of the date of this annual report, proceedings initiated by holdouts and other international creditors that did not accept Argentina’s payment offer continue in several jurisdictions, although the size of the claims involved has declined considerably. The potential consequences of final judgments from courts in various jurisdictions are unclear and further adverse rulings could adversely affect the Argentine Government’s ability to issue debt securities or obtain favorable terms when the need to access the international capital markets arises, and consequently, our own capacity to access these markets could also be limited.

Foreign shareholders of companies operating in Argentina have initiated investment arbitration proceedings against Argentina that have resulted and could result in arbitral awards and/or injunctions against Argentina and its assets and, in turn, limit its financial resources.

In response to the emergency measures implemented by the Argentine Government during the 2001-2002 economic crisis, a number of claims were filed before the International Centre for Settlement of Investment Disputes (“ICSID”), against Argentina. Claimants allege that the emergency measures were inconsistent with the fair and equitable treatment standards set forth in various bilateral investment treaties by which Argentina was bound at the time.

Claimants have also filed claims before arbitral tribunals under the rules of the United Nations Commission on International Trade Law, or “UNCITRAL,” and under the rules of the International Chamber of Commerce (ICC). As of the date of this annual report, it is not certain that Argentina will prevail in having any or all of these cases dismissed, or that if awards in favor of the plaintiffs are granted, that it will succeed in having those awards annulled. Ongoing claims before the ICSID tribunal and other arbitral tribunals could lead to new awards against Argentina, which could have an adverse effect on our capacity to access to the international capital markets.

The amendment of the Central Bank’s Charter and the Convertibility Law may adversely affect the Argentine economy.

On March 22, 2012, the Argentine Congress passed Law No. 26,739, which amended the Charter of the Central Bank and Law No. 23,298 (the “Convertibility Law”). This law amends the objectives of the Central Bank (established in its Charter) and includes a mandate focused on promoting social equity programs in addition to developing monetary policy and financial stability.

A key component of the Central Bank Charter amendment relates to the use of international reserves. Pursuant to this amendment, Central Bank reserves may be made available to the Argentine Government for the repayment of debt or to finance public expenditures. During 2013, U.S. dollar reserves held at the Central Bank decreased to US$30.6 billion from US$43.3 billion in 2012, while during 2014 reserves increased to US$31.4 billion. The Central Bank’s foreign currency reserves were US$25.6 billion as of December 31, 2015, US$39.3 billion as of December 30, 2016, US$55.1 billion as of December 29, 2017 and US$52.7 billion as of August 31, 2018.

The Argentine Government’s use of Central Bank reserves to repay debt or to finance public expenditures may make the Argentine economy more vulnerable to higher rates of inflation or external shocks, which could adversely affect our business, financial condition and the results of our operations.

Significant fluctuations in the value of the Peso may adversely affect the Argentine economy as well as our financial performance.

Despite the positive effects of the depreciation of the peso in 2002 on the competitiveness of certain sectors of the economy, depreciation has had a negative impact on the ability of Argentine businesses to honor their foreign currency-denominated debt obligations, initially resulting in high rates of inflation and significantly reduced real wages, which has had a negative impact on businesses that depend on domestic demand, such as utilities and the financial industry, and has adversely affected the Argentine Government’s ability to honor its foreign currency-denominated debt obligations.

Since the strengthening of foreign exchange controls began in late 2011, and upon introduction of measures that gave private companies and individuals limited access to foreign currency, the implied peso exchange rate, as reflected in the quotations for Argentine securities that trade in foreign markets compared to the corresponding quotations in the local market, increased significantly compared to the official exchange rate.

In 2015, the U.S. dollar to peso exchange rate increased 53% as compared to 2014. In 2016, the U.S. dollar to peso exchange rate increased 22% as compared to 2015. In 2017, the U.S. dollar to peso exchange rate increased 18% as compared to 2016. This trend continued in the first few months of 2018, with an increase of 7% from December 31, 2017 to March 31, 2018. Further, the U.S. dollar to peso exchange rate increased approximately 97.7%, from Ps.20.69 in April 27, 2018 to Ps.40.90 as of September 28, 2018. On October 25, 2018, the Argentine Chamber of Deputies gave preliminary approval to the draft budget for fiscal year 2019, estimating an average exchange rate of Ps.40.10 for US$1.00 in 2019, Ps.44.30 for US$1.00 in 2020, Ps.48.20 for US$1.00 in 2021 and Ps.50.50 for US$1.00 in 2022, and it is expected to be treated in the Argentine Chamber of Senators on November 14, 2018.

As a result of the significant depreciation of the peso against the U.S. dollar, on October 11, 2018 the Central Bank increased the monetary policy rate to 72.73% aiming to attract investments in this currency. This high interest rate deteriorates the conditions for accessing credit by individuals and legal entities, producing an increase in debt levels paid off, which could adversely affect our business, financial condition and the results of our operations.

In addition, high interest rates in pesos may not be sustainable in the medium term, which could affect the level of economic activity reducing consumption. As a result, a contraction in GDP is expected for 2018.

A significant further depreciation of the peso against the U.S. dollar could have an adverse effect on the ability of Argentine companies to make timely payments on their debts denominated, indexed or otherwise connected to a foreign currency, could generate very high inflation rates, reduce real salaries significantly, and have an adverse effect on companies focused on the domestic market, such as public utilities and the financial industry. Such a potential depreciation could also adversely affect the Argentine Government’s capacity to honor its foreign debt, which could affect our capacity to meet obligations denominated in a foreign currency which, in turn, could have an adverse effect on our business, financial condition and the results of our operations . While certain of our office leases are set in U.S. dollars, we are only partially protected against depreciation of the Peso and there can be no assurance we will be able to maintain our U.S. dollar-denominated leases.

In addition, on June 7, 2018, the Argentine Government entered into a US$50 billion 36-month stand-by arrangement with the IMF, which was approved by the IMF’s Executive Board on June 20, 2018. The Argentine Government has drawn on a first tranche of approximately US$15 billion, and the additional available funds will be treated as precautionary. This measure was intended to halt the significant depreciation of the peso during the first half of 2018. On September 26, 2018, the Argentine Government agreed with the IMF an increase the total amount of the stand-by agreement from US$50 billion to US$57.1 billion. Consequently, disbursements are expected to increase from US$6 billion to US$13.4 billion in 2018, and from US$11.4 billion to US$22.8 billion in 2019. On October 26, 2018, the Executive Board of the IMF completed the first review of Argentina’s economic performance under the36-month stand-by arrangement, allowing to draw the equivalent of US$5.7 billion, bringing total disbursements since June 2018 to about US$20.4 billion. The Executive Board also approved an augmentation of the stand-by arrangement to increase access to about US$56.3 billion.

On September 26, 2018, the Central Bank announced a new monetary policy scheme aiming to lowering the inflation rate by adopting the following measures: (i) no increase in the level of the monetary base until June 2019, when it will be adjusted with the seasonality of December 2018 and June 2019; (ii) maintenance of the monetary policy rate at 60% until the deceleration of inflation rate is taking place; (iii) implementation of a floating exchange rate with intervention and non-intervention zones for the U.S. dollar exchange rate between Ps.34 and Ps.44, with daily adjustment at a rate of 3% per month until the end of 2018 and its revision at the beginning of 2019, intervening in the purchase or sale of foreign currency for up to US$150 million per day to the extent that the exchange rate reaches the established upper or lower bound.

A substantial appreciation of the peso against the U.S. dollar could negatively impact the financial condition of entities whose foreign currency-denominated assets exceed their foreign currency-denominated liabilities. In addition, in the short-term, a significant real appreciation of the peso would adversely affect exports and could result in a slowdown in economic growth. This could have a negative effect on GDP growth and employment as well as reduce the Argentine public sector’s revenues by reducing tax collection in real terms, given its current heavy reliance on taxes on exports. As a result, the appreciation of the peso against the U.S. dollar could also have an adverse effect on the Argentine economy and, in turn, our business, financial condition and the results of our operations.

Certain measures that may be taken by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and the results of our operations.

Prior to December 2015, the Argentine Government accelerated its direct intervention in the economy through the implementation or amendment of laws and regulations, including with respect to nationalizations and/or expropriations; restrictions on production, imports and exports; foreign exchange and/or transfer restrictions; direct and indirect price controls; tax increases, changes in the interpretation or application of tax laws and other retroactive tax claims or challenges; cancellation of contract rights; and delays or denials of governmental approvals, among others.

In November 2008, the Argentine Government enacted Law No. 26,425 which provided for the nationalization of the Administradoras de Fondos de Jubilaciones y Pensiones (the “AFJPs”). In April 2012, the Argentine Government nationalized YPF S.A. and imposed major changes to the system under which oil companies operate, principally through the enactment of Law No. 26,714 and Decree No. 1,277/2012. In February 2014, the Argentine Government and Repsol S.A. (the former principal shareholder of YPF S.A.) announced that they had reached an agreement on the compensation payable to Repsol S.A. for the expropriation of YPF S.A. of US$5 billion payable in Argentine sovereign bonds with various maturities. On April 23, 2014, the agreement with Repsol S.A. was approved by the Argentine Congress and on May 8, 2014, Repsol S.A. received the relevant Argentine Government bonds. On July 10, 2018, the United States Court of Appeals for the Second Circuit affirmed a U.S. federal trial court decision, finding that Burford Capital Ltd’s claim for more than US$3 billion in damages against the Argentine government in connection with the nationalization of YPF S.A. is subject to the jurisdiction of the U.S. federal courts. The claim by Burford Capital Ltd. has been referred to the trial court for substantive proceedings.

There are other examples of intervention by the Argentine Government. In December 2012 and August 2013, Argentine Congress established new regulations relating to domestic capital markets. The regulations generally provided for increased Argentine Government intervention in the capital markets authorizing, for example, the CNV to appoint observers with the ability to veto the decisions of the board of directors of publicly listed companies under certain circumstances and to suspend the board of directors for a period of up to 180 days. However, on May 9, 2018, the Argentine Congress approved Law No. 27,440, which introduced modifications to the Capital Markets Law, including the removal of the CNV’s power to appoint supervisors with powers of veto over resolutions adopted by a company’s board of directors.

We cannot assure you that these or similar and other measures to be adopted by the Argentine Government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new tax policies, modification of laws, regulations and policies that affect foreign trade, investment, among others, will not have an adverse effect on the Argentine economy and, as a consequence, adversely affect our business, financial condition and the results of our operations.

The Argentine Government may mandate salary increases for private sector employees, which would increase our operating costs.

In the past, the Argentine Government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors experienced significant pressure from their employees and labor unions to increase wages and provide additional employee benefits. In August 2012, the Argentine Government established a 25% increase in the minimum monthly salary to Ps.2,875, effective as of February 2013. The Argentine Government increased the minimum monthly salary to Ps.3,300 in August 2013, to Ps.3,600 in January 2014, to Ps.4,400 in September 2014, to Ps.4,716 in January 2015, to Ps.5,588 in August 2015 and to Ps.6,060 as of January 2016. In May 2016, the Argentine Government announced a 33% increase in the minimum monthly salary to be implemented in three installments as follows: Ps.8,060 as of July 1, 2017, Ps.9,500 as of January 1, 2018 and Ps.10,000 in July 2018, an increase of 24% compared to the prior minimum. On August 8, 2018, the National Council for Employment, Productivity and Minimum Wage (Consejo Nacional del Empleo, la Productividad y el Salario M’nimo, Vital y Móvil), summoned by the National Labor Ministry, issued Resolution No. 3/2018 increasing the minimum monthly salary in four installments as follows: Ps.10,700 as of September 1, 2018, Ps.11,300 as of December 1, 2018, Ps.11,900 as of March 1, 2019 and Ps.12,500 as of June 2019, an increase of 25% compared to the prior minimum.

It is possible that the Argentine Government could adopt measures mandating further salary increases and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, financial condition and the results of our operations. On February 14, 2018, the INDEC published new data regarding the evolution of private and public-sector salaries. The total salaries index registered a growth of 27.5% during 2017, as a result of the 26.5% increase in salaries of the formal private sector and an increase of 31.5% in the informal private sector.

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

Such restrictions and other foreign exchange control measures were lifted by the new administration, moving towards opening Argentina’s foreign exchange market. In this sense, on December 17, 2015, Communication “A” 5850 of the Central Bank reestablished the possibility for non-residents to repatriate their investment capital and, Communication “A” 6037 of the Central Bank defined the new regulations that apply to the acquisition of foreign currency and the elimination of all other restrictions that impair residents and non-residents to have access to the foreign exchange market. However, in the future, the Argentine government or the Central Bank may impose formal restrictions to the payment of dividends abroad, on capital transfers and establish additional requirements. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. Furthermore, any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our GDSs in U.S. dollars.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions, if re-imposed, could limit the availability of international credit.

Until December 2015, there were many foreign exchange restrictions and controls that limited access to the MULC. However, in December 2015, the Macri administration announced certain reforms to the foreign exchange market with the intention of providing greater flexibility and ease of access to the foreign exchange market for individuals and private sector entities. On December 16, 2015, the Central Bank issued Communication “A” 5850, lifting most of the restrictions then in place. Among these measures, free access to the MULC was granted for the purchase of foreign currency intended for general purposes, without the need for obtaining the Central Bank’s or the Administración Federal de Ingresos Públicos (the “AFIP”) previous consent, and the requirement to deposit 30% of certain capital inflows into Argentina was eliminated. Towards the end of 2016, the remaining exchange control restrictions were also lifted when the Central Bank issued Communications “A” 6037 and “A” 6150, thereby granting free access to the MULC. Pursuant to Resolution E 1/2017 of the Ministry of Treasury and Communication “A” 6,150 modified by Communication “A” 6,244 of the Central Bank, the obligation requiring non-residents who make portfolio investments in the country aimed at holding private sector financial assets to maintain for a period of 120 days the funds in the country was abolished. Pursuant to this resolution and the Central Bank Communication “A” 6,244, and its amendments, there are no restrictions on entry and exit in the MULC. Accordingly, due to lifting most of the restrictions to access to the MULC, the Central Bank eliminated the obligation to enter and settle funds in foreign currency originated from the export of services to non-residents through the MULC, to the extent that they are not part of the Free On Board (“FOB”) value and/or Cost, Insurance and Freight (“CIF”) of assets exported, eliminated the requirement of a minimum holding period of 72 business hours in relation to the purchase and sale of public securities authorized to trade on the different local and international stock markets, and eliminated the requirement of compulsory entry and liquidation of flows resulting from external debt, including principal and interests. However, the results of capital inflows in the exchange market must be acredited on an account opened by a local financial institution.

Although the Macri administration eliminated such restrictions, we cannot assure you that foreign exchange regulations will not be amended, or that new regulations will not be enacted in the future imposing greater limitations on funds flowing into and out of the Argentine foreign exchange market. Any such new measures, as well as any additional controls and/or restrictions, could materially affect our ability to access the international capital markets and, may undermine our ability to make payments of principal and/or interest on our obligations denominated in a foreign currency or transfer funds abroad to make payments on our obligations (which could affect our financial condition and results of operations). Therefore, Argentine resident or non-resident investors should take special notice of these regulations (and their amendments) that limit access to the foreign exchange market. In the future we may be prevented from making payments in U.S. dollars and/or making payments outside of Argentina due to the restrictions in place at that time in the foreign exchange market and/or due to the restrictions on the ability of companies to transfer funds abroad

The Argentine economy could be adversely affected by political and economic developments in other global markets.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets. The international scenario shows contradictory signals of global growth, as well as high financial and exchange uncertainty. Although such conditions may vary from country to country, investor reactions to events occurring in one country may affect capital flows to issuers in other countries, and consequently affect the trading prices of their securities. Decreased capital inflows and lower prices in the securities market of a country may have an adverse effect on the real economy of those countries in the form of higher interest rates and foreign exchange volatility.

During periods of uncertainty in international markets, investors generally choose to invest in high-quality assets (“flight to quality”) over emerging market assets. This has caused and could continue to cause an adverse impact on the Argentine economy and could continue to adversely affect the country’s economy in the near future. On June 20, 2018, MSCI Inc., a leading provider of indexes and portfolio construction and risk management tools and services for global investors (“MSCI”), reclassified and promoted Argentina to emerging markets status after being dropped to frontier status in May 2009. The MSCI Argentina Index will be included in the MSCI Emerging Markets Index in May 2019. However, MSCI will continue to restrict the inclusion in the index to only foreign listings of Argentinian companies, such as American Depositary Receipts, as the feedback from international institutional investors stated that higher liquidity across the domestic market is needed before considering a shift from offshore to onshore listings. MSCI will reevaluate this decision as liquidity conditions on the BYMA continue to improve.

Most emerging economies have been affected by the change in the U.S. monetary policy, resulting in the sharp unwinding of speculative asset positions, depreciations and increased volatility in the value of their currencies and higher interest rates. The general appreciation of the U.S. dollar resulting from a more restrictive U.S. monetary policy contributed to the fall of the international price of raw materials, increasing the difficulties of emerging countries which are exporters of these products. There is global uncertainty about the degree of economic recovery in the United States, with no substantial positive signals from other developed countries and an increased risk of a general deceleration in developing countries, specifically China, which is the main importer of Argentine commodities. Moreover, the recent challenges faced by the European Union to stabilize certain of its member economies, such as Greece, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide. The Eurozone finance ministers, at a meeting held in August 2015, agreed a third bailout deal for Greece, which required the approval of several countries such as Germany, one of its main creditors.

Although economic conditions vary from country to country, investors’ perception of the events occurring in one country may substantially affect capital flows into other countries. International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and the results of our operations. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian depreciation in January 1999.

Likewise, the “flight to quality” has also affected Argentina, causing a deterioration of its sovereign spread that reached 783 basis points on September 4, 2018, based on the J.P. Morgan EMBI+ Index, worseningthe conditions for accessing new external financing. On October 26, 2018, the Argentine country risk index reached 670 basis points by.

Argentina is affected by economic conditions of its major trade partners, such as Brazil, which devalued its currency in early February 2015, causing the Brazilian real to suffer the steepest depreciation in over a decade.

Brazil, which is Argentina’s main trading partner, has experienced GDP contraction in recent years (3.5% in 2015 and 3.5% in 2016). Although Brazil’s economic outlook seems to be improving, a further deterioration of economic activity, a delay in Brazil’s expected economic recovery or a slower pace of economic improvement in Brazil may have a negative impact on Argentine exports and on the overall level of economic and industrial activity in Argentina, particularly with respect to the automotive industry. In February 2016, Standard & Poor’s downgraded Brazil’s credit rating to BB. In December 2015 and February 2016, Fitch Ratings and Moody’s, respectively, also downgraded Brazil’s credit ratings to BB+ and Ba2, respectively. In 2017, Brazil experienced a slight increase in its GDP, increasing by 1.0%. If the Brazilian economy’s current recovery stalls or once again deteriorates, the demand for Argentine exports may be adversely impacted. In turn, on October 28, 2018, the presidential elections were held in Brazil, with the conservative candidate Jair Bolsonaro as the winner in the final round with 55.1% of the votes, who will take office on January 1, 2019. We can not predict the impact on the global economy, and particularly in Argentina, of the policies of the Bolsonaro´s administration and, consequently, the results of our business, financial condition and the results of our operations.

Moreover, Argentina may be affected by other countries that have influence over world economic cycles, such as the United States or China. In particular, China, which is the main importer of Argentine commodities, saw the yuan depreciate since the end of 2015, which has adversely affected companies with substantial exposure to that country. Depreciation of the yuan continued during 2016, and Chinese economic growth slowed in 2016 and 2017. The slowdown of the Chinese economy and increased volatility of its financial markets could impact financial markets worldwide, which, in turn, could increase the cost and availability of financing both domestically and internationally for Argentine companies. Starting in April 2018, the U.S. imposed tariffs on steel and aluminum imports from China, as well as Canada and countries in the European Union. On July 6, 2018, the United States imposed 25% tariffs on US$34 billion worth of Chinese goods, which then led China to respond with similarly sized tariffs on United States’ products. On July 10, 2018, the Office of the U.S. Trade Representative (USTR) announced a 10% tax on a US$200 billion list of 5,745 Chinese products, implemented as of September 24, 2018. Also, on September 18, 2018, the Chinese government announced a 5% to 10% tax on a US$60 billion list of 5,207 American goods, implemented as of September 24, 2018. A new global economic and/or financial crisis or the effects of deterioration in the current international context, could affect the Argentine economy and, consequently, the results of our operations, financial condition and the trading price for our GDSs.

If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these developing countries, which are also Argentina’s trade partners, fall into a recession; the Argentine economy would be affected by a decrease in exports. All of these factors could have a negative impact on us, our business, operations, financial condition and prospects.

In a non-binding referendum on the United Kingdom’s membership in the European Union on June 23, 2016, a majority of those who voted approved the United Kingdom’s withdrawal from the European Union. Any withdrawal by the United Kingdom from the European Union (referred to as “Brexit”) would occur after, or possible concurrently with, a process of negotiation regarding the future terms of the United Kingdom’s relationship with the European Union, which could result in the United Kingdom losing access to certain aspects of the single EU market and the global trade deals negotiated by the European Union on behalf of its members. Negotiations for the exit of the United Kingdom began in early 2017 and the probable date for the departure is March 2019. As a result of Brexit, London could cease to be the financial center of Europe and some banks have already announced their intention to transfer many jobs to continental Europe and Ireland and have indicated that Germany could replace London as the financial center of Europe. The possible negative consequences of Brexit include an economic crisis in the United Kingdom, a short-term recession and a decrease of investments in public services and foreign investment. The greatest impact of Brexit would be on the United Kingdom, however the impact may also be significant to the other member states.

As for Argentina, the consequences of Brexit are linked to the weakening of the pound and the euro, which has led to a significant appreciation of the U.S. dollar worldwide. An appreciation of the U.S. dollar and increased risk aversion could lead to a negative effect on the price of raw materials, which would be reflected in the products that Argentina exports to Europe. Another direct consequence of “Brexit” could be a decrease in prices of most commodities, a factor that could affect Argentina if prices stay low in the long term. Bilateral trade could also suffer, but would not be material, as the United Kingdom currently only represents approximately 1% of Argentina’s total imports and exports. In addition, it is possible that Brexit could complicate Argentina’s ability to issue additional debt in the international capital markets, as funding would be more expensive.

Donald Trump was elected president on November 8, 2016 and took office on January 20, 2017. The election of the new administration has generated volatility in the global capital markets. The new administration has implemented a comprehensive tax reform and has begun implementing more protectionist policies. The U.S. Federal Reserve recently increased the U.S. federal funds target rate, which has created additional volatility in the U.S. and the international markets. Changes in social, political, regulatory, and economic conditions in the United States or in laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on emerging market economies, including the Argentine economy, which in turn could adversely affect our business, financial condition and results of operations. The effect of these protectionist policies in the global economy remains uncertain.

Global economic conditions may also result in depreciation of regional currencies and exchange rates, including the Peso, which would likely also cause volatility in Argentina. The effect of global economic conditions on Argentina could reduce exports and foreign direct investment, resulting in a decline in tax revenues and a restriction on access to the international capital markets, which could adversely affect our business, financial condition and results of operations. A new global economic and/or financial crisis or the effects of deterioration in the current international context, could affect the Argentine economy and, consequently, our results of operations, financial condition and the trading price for our GDSs.

A decline in the international prices for Argentina’s main commodity exports or appreciation of the peso against the U.S. dollar could affect the Argentine economy and adversely affect the foreign exchange market, and have an adverse effect on our business financial condition and results of operations.

High commodity prices have contributed significantly to the increase in Argentine exports since the third quarter of 2002 as well as in government revenues from export taxes. However, this reliance on the export of commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in their prices. For example, the average monthly price of soybeans has decreased from US$684 per metric ton in August 2012 to US$404 per metric ton in August in July 2018. If international commodity prices decline, the Argentine Government’s revenues would decrease significantly, which could adversely affect Argentina’s economic activity.

In addition, adverse weather conditions can affect agricultural production, which accounts for a significant portion of Argentina’s export revenues. In 2018, Agentina suffered a severe drought, resulting in a year-on-year contraction of GDP of 4.2% in the second quarter of 2018, mainly as a result of the year-on-year decrease of 31.6% in the agricultural, livestock, hunting and forestry sectors. These circumstances could have a negative impact on the levels of government revenues, available foreign exchange and the Argentine Government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the Argentine Government’s reaction. Either of these results would adversely impact Argentina’s economy growth and, therefore, our business, financial condition and results of operations.

A significant increase in the real appreciation of the peso could affect Argentina’s competitiveness, substantially affecting exports, and this in turn could prompt new recessionary pressures on the country’s economy and a new imbalance in the foreign exchange market, which could lead to a high degree of volatility in the exchange rate. More importantly, in the short term, a significant appreciation of the real exchange rate could substantially reduce Argentine public sector’s tax revenues in real terms, given the strong reliance on taxes on exports (withholdings). The occurrence of the foregoing could lead to higher inflation and potentially materially and adversely affect the Argentine economy, as well as our business, financial condition and results of operations.

Restrictions on the supply of energy could negatively affect Argentina’s economy.

As a result of prolonged recession and the forced conversion of energy tariffs into pesos and subsequent freeze of natural gas and electricity tariffs in Argentina, there has been a lack of investment in natural gas and electricity supply and transport capacity in Argentina in recent years. At the same time, demand for natural gas and electricity has increased substantially, driven by a recovery in economic conditions and price constraints, which prompted the Argentine Government to adopt a series of measures that have resulted in industry shortages and/or higher costs. In particular, Argentina has been importing natural gas to compensate for shortages in local production. In order to pay for natural gas imports the Argentine Government has frequently used Central Bank reserves given the absence of foreign direct investment. If the Argentine Government is unable to pay for imports of natural gas, economic activity, business and industries may be adversely affected.

The Argentine Government has taken a number of measures to alleviate the short-term impact of energy shortages on residential and industrial users. If these measures prove to be insufficient, or if the investment required to increase natural gas production and electric energy transportation capacity and generation over the medium- and long-term is not available, economic activity in Argentina could be curtailed, and with it our operations. As a first step of these measures, a series of tariff increases and subsidy reductions (primarily applicable to industries and high-income consumers) were implemented. On December 17, 2015, and after publication of Decree No. 134/2015, the Macri administration declared the National Electricity System Emergency until December 31, 2017 and ordered the Ministry of Energy and Mining to propose measures and guarantee the electrical supply. Ministry of Energy and Mining Resolution No. 06/2016 of January 2016 set new seasonal reference prices for power and energy on the Mercado Eléctronico Mayorista (MEM) for the period from February 1, 2016 to April 30, 2016 and set an objective to adjust the quality and security of electricity supply.

In February 2016, the Argentine Government reviewed the schedule of electricity and gas tariffs and eliminated the subsidies of these public services, which would have resulted in increases of 500% or more in energy costs, except for low-income consumers. By correcting tariffs, modifying the regulatory framework and reducing the Argentine Government’s participation in the energy sector, the Argentine Government sought to correct distortions in the energy sector and make the necessary investments. In July 2016, a federal court in the city of La Plata suspended the increase in the gas tariff throughout the Province of Buenos Aires. On August 3, 2016, a federal court in San Mart’n suspended the increase in gas tariffs throughout the country until a public hearing was held to discuss the rate increase. The judgment was appealed to the Supreme Court, and on August 18, 2016, the Supreme Court ruled that the increase in the gas tariff of residential users could not be imposed without a public hearing. On September 16, 2016, the public hearing was held where it was agreed that the gas tariff would increase by approximately 200% in October 2016, with biannual increases through 2019.

As for other services, including electricity, a public hearing was held on October 28, 2016 to consider a proposed 31% tariff increase sought by energy distributors. Subsequently, the Argentine Government announced increases in electricity rates of between 60% and 148%. On March 31, 2017, the Ministry of Energy and Mining published a new tariff schedule with increases of approximately 24% for supply of natural gas by networks that had been partially regulated since April 1, 2017In addition, on November 17, 2017, a public hearing convened by the Minister of Energy and Mining was held to update the tariff schedule for natural gas and electricity. The new tariff schedule foresees a gradual reduction of subsidies, resulting in an increase, between December 2017 and February 2018, between 34% and 57% (depending on the province) for natural gas and 34% for electricity. In addition, on May 31, 2018, the Argentine Congress approved a law seeking to limit the increase in energy tariffs implemented by the Macri administration, which was subsequently vetoed by President Macri. On August 1, 2018, pursuant Resolution No. 208/2018 of the National Electricity Regulatory Board (ENRE), the Ministry of Energy published a new tariff schedule with increases in electricity rates.

Changes change in energy regulatory framework and the establishment of increased tariffs for the supply of gas and electricity could affect our cost structure and increase operating and public service costs. Moreover, the significant increase in the cost of energy in Argentina, could have an adverse effect on the Argentine economy, and therefore, on our business, financial condition and results of operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect the Argentine economy and financial condition, which in turn could adversely affect our business, financial condition and results of operations.

The lack of a solid institutional framework and the notorious incidents of corruption that have been identified as a significant problem for Argentina. In Transparency International’s Corruption Perceptions Index survey, Argentina ranked 85 out of 180 in 2017, 95 out of 167 in 2016 and 106 out of 167 countries in 2015. In the World Bank’s “Doing Business 2017” report, Argentina ranked 116 out of 190 countries.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and its ability to attract foreign investment, the Macri administration announced various measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures include the signing of collaboration agreements with with the judicial Branch in corruption investigation, greater access to public information, the seizure of assets of officials prosecuted for corruption, the increase of the powers of the Argentine Anti-Corruption Office and the approval of a new public ethics law, among others. The Argentine Government’s ability to implement these initiatives remains uncertain since it would require the participation of the judiciary as well as the support of opposition legislators. We cannot guarantee that the implementation of these measures will be successful.

As of the date of this annual report, a large-scale corruption investigation in Argentina has been announced by the Argentine government. The investigation related to a decade’s worth of payments to government officials from businessmen who had been awarded large government contracts. Since the scandal became public, Argentine authorities have raided high-profile businesses, and President Macri stated that he hoped the case would be a watershed moment in the fight against corruption in Argentina.

Current corruption investigations in Argentina could have an adverse impact on the development of the economy and investor confidence.

The Argentine Government has announced a large-scale corruption investigation in Argentina. The investigation relates to payments over the past decade to government officials from businessmen and companies who had been awarded large government contracts. As of the date of this annual report, several Argentine businessmen, mainly related to public works, and approximately fifteen former government officials of the Fernández de Kirchner administration are being investigated for bribery to the State. As a result, on September 17, 2018, the former president of Argentina, Cristina Fernandez de Kirchner, and several businessmen were prosecuted for illegal association, and goods for Ps. 4 billion were seized.

Depending on the results of such investigations and the time it takes to conclude them, the companies involved could face, among other consequences, a decrease in their credit rating, be subject to claims by their investors, as well as experiencing restrictions on financing through the capital markets. These adverse effects could hamper the ability of these companies to meet their financial obligations on time. In connection with the aforementioned, the lack of future financing for these companies could affect the realization of the projects or works that are currently in execution.

In addition, the effects of these investigations could affect the investment levels in infrastructure in Argentina, as well as the continuation, development and completion of public works and Public-Private Participation projects, which could ultimately lead to lower growth in the Argentine economy.

As of the date of this annual report, we have not estimated the impact that this investigation could have on the Argentine economy. Likewise, we cannot predict for how long corruption investigations could continue, what other companies might be involved, or how important the effects of these investigations might. In turn, the decrease in investors’ confidence, among other factors, could have a significant adverse impact on the development of the Argentine economy, which could adversely affect our business, financial condition and the results of our operations.

If Argentina’s implementation of laws relating to anti-money laundering and to combating the financing of terrorism (AML/CRT) are insufficient, Argentina may have difficulties in obtaining international financing and/or attracting foreign direct investments.

In October 2010, the Financial Action Task Force (“FATF”) issued a Mutual Evaluation Report (the “Mutual Report”) on Anti-Money Laundering and Combating the Financing of Terrorism in Argentina, including the evaluation of Argentina as of the time of the on-site visit which took place in November 2009. This report stated that since the latest evaluation, finalized in June 2004, Argentina had not made adequate progress in addressing a number of deficiencies identified at the time, and the FATF has since placed Argentina on an enhanced monitoring process. Moreover, in February 2011, Argentina, represented by the Minister of Justice and Human Rights, attended the FATF Plenary, in Paris, in order to present a preliminary action plan. FATF granted an extension to implement changes. In June 2011, Argentina made a high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies. In compliance with recommendations made by the FATF on money laundering prevention, on June 1, 2011 the Argentine Congress enacted Law No. 26,683. Under this law, money laundering is now a crime per se, and self-laundering money is also considered a crime. Additionally, in June 2012, the Plenary meeting of the FATF held in Rome highlighted the progress made by Argentina but also urged the country to make further progress regarding its AML/CFT deficiencies. Notwithstanding the improvements that Argentina made, in October 2012 the FATF determined that certain strategic AML/CFT deficiencies continued, and that Argentina would be subject to continued monitoring.

Since October 2013, Argentina has taken steps towards improving its AML/CFT regime, including issuing new regulations to strengthen suspicious transaction reporting requirements and expanding the powers of the financial sector regulator to apply sanctions for AML/CFT deficiencies. Such progress has been recognized by the FATF. In this regard, the FATF (pursuant to its report dated June 27, 2014) concluded that Argentina had made significant progress in adopting measures to address AML/CFT deficiencies identified in the Mutual Report, and that Argentina had strengthened its legal and regulatory framework, including: (i) reforming and strengthening penalties for money laundering by enhancing the scope of reporting parties covered and transferring AML/CFT supervision to the Financial Information Unit (Unidad de Información Financiera or “UIF”) of the Ministry of Treasury; (ii) enhancing terrorist financing penalties, in particular by criminalizing the financing of terrorist acts,  terrorists, and terrorist organizations; (iii) issuing, through the UIF, a series of resolutions concerning customer due diligence (CDD) and record-keeping requirements as well as other AML/CFT measures to be taken by reporting parties; and (iv) creating a framework to comply with United Nations Security Council Resolutions 1,267 and 1,373. As a result of such progress, the FATF Plenary concluded that Argentina had taken sufficient steps toward technical compliance with the core and key recommendations and should thus be removed from the monitoring process. In addition, on October 24, 2014, the FATF acknowledged Argentina’s significant progress in improving its AML/CFT regime and noted that Argentina had established the legal and regulatory framework to meet commitments in its action plan and would no longer be subject to the FATF’s AML/CFT compliance monitoring process, and concluded that Argentina would continue to work with the FATF and the Financial Action Task Force of Latin America (Grupo de Acción Financiera de América del Sur, or “GAFISUD”) to address any other issues identified in its Mutual Report.

In February 2016, the “National Coordination Program for the Prevention of Asset Laundering and the Financing of Terrorism” was created by Executive Decree No. 360/2016 as an instrument of the Ministry of Justice and Human Rights, charged with the duty to reorganize, coordinate and strengthen the national system for the prevention of money laundering and the financing of terrorism, taking into consideration the specific risks that might impact Argentina and the global emphasis on developing more effective compliance with international regulations and the standards of the FATF. In addition, relevant rules were modified to designate the Ministry of Justice and Human Rights as the coordinator at the national level of public and private agencies and entities, while the UIF coordinate activities that relate to financial matters.

Recently, in the context of the voluntary disclosure program under the Argentine tax amnesty, Law No. 27,260 and its regulatory decree No. 895/2016, clarified that the UIF has the power to communicate information to other public agencies that deal with intelligence and investigations if the UIF is in possession of evidence that crimes under the Anti-Money Laundering Law may have been committed. In addition, pursuant to the UIF Resolution No. 92/2016, reporting agents must adopt special risk management system to address the complying with the law as well as to report operations carried out under the tax amnesty.

Although Argentina has made significant improvements in its AML/CFT regulations, and is no longer subject to the FATF’s on-going global AML/CFT monitoring process, no assurance can be given that Argentina will continue to comply with AML/CFT international standards, or that Argentina will not be subject to compliance monitoring in the future, any of which could adversely affect Argentina’s ability to obtain financing from international markets and attract foreign investments.

We are exposed to risks in relation to compliance with anti-corruption and anti-bribery laws and regulations.

Our operations are subject to various anti-corruption and anti-bribery laws and regulations, including the Corporate Criminal Liability Law and the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). Both the Corporate Criminal Liability Law and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities in which the employees are considered government officials. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements.

Although we have internal policies and procedures designed to ensure compliance with applicable anti-corruption and anti-bribery laws and regulations, there can be no assurance that such policies and procedures will be sufficient. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties being imposed on us, limits being placed on our activities, our authorizations and licenses being revoked, damage to our reputation and other consequences that could have a material adverse effect on our business, results of operations and financial condition. Further, litigations or investigations relating to alleged or suspected violations of anti-corruption laws and sanctions regulations could be costly.

Risks relating to our business in Argentina

We are subject to risks inherent to the operation of shopping malls that may affect our profitability.

Our shopping malls are subject to various factors that affect their development, administration and profitability, including:

● decline in our lease prices or increases in levels of default by our tenants due to economic conditions, increases in interest rates and other factors outside our control;

● the accessibility and attractiveness of the area where the shopping mall is located;

● the intrinsic attractiveness of the shopping mall;

● the flow of people and the level of sales of rental units in our shopping malls;

● the increasing competition from internet sales;

● the amount of rent collected from tenant at our shopping mall;

● changes in consumer demand and availability of consumer credit (considering the limits imposed by the Central Bank to interest rates charged by financial institutions), both of which are highly sensitive to general macroeconomic conditions; and

● fluctuations in occupancy levels in our shopping malls.

An increase in our operating costs, caused by inflation or by other factors, could have a material adverse effect on us if our tenants are unable to pay higher rent as a result of increased expenses. Moreover, the shopping mall business is closely related to consumer spending and affected by prevailing economic conditions. All of our shopping malls and commercial properties, under Operations Center in Argentina, are located in Argentina, and, as a consequence, their business is vulnerable to recession and economic downturns in Argentina. For example, during the economic crisis in Argentina that began in 2001, consumer spending decreased significantly, and higher unemployment, political instability and high rates of inflation significantly reduced consumer spending and resulted in lower sales that led some tenants to shut down. Persistently poor economic conditions in Argentina in the future could result in a decline in discretionary consumer spending which will likely have a material adverse effect on the revenues from shopping mall activity and thus on our business.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our results of operations and financial condition.

For the fiscal year ended June 30, 2018, 86% of our sales from leases and services provided by the Shopping Malls segment were derived from shopping malls in the City of Buenos Aires and the Greater Buenos Aires. In addition, all of our office buildings are located in the City of Buenos Aires and a substantial portion of our revenues in Argentina are derived from such properties. Although we own properties and may acquire or develop additional properties outside the City of Buenos Aires and the Greater Buenos Aires area, we expect to continue to depend to a large extent on economic conditions affecting those areas. Consequently, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations by reducing our rental income and adversely affect our ability to meet our debt obligations and fund our operations.

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

● volatility and decline in discretionary consumer spending;

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

● increased operating costs, including insurance expenses, employee expenses, utilities, real estate taxes and security costs;

● civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

● significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs;

● declines in the financial condition of our tenants and our ability to collect rents when due;

● changes in our or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property;

● changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or government action such as expropriation, confiscation or revocation of concessions; and

● judicial interpretation of the Civil and Commercial Code (effect since August 1, 2015) which may be adverse to our interests.

If any one or more of the foregoing conditions were to affect our business, our financial condition and results of operations could be materially and adversely affected.

An adverse economic environment for real estate companies such as a credit crisis may adversely impact our results of operations and business prospects significantly.

The success of our business and profitability of our operations depend on continued investment in real estate and access to capital and debt financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain our growth. As part of our strategy, we intend to increase our properties portfolio though strategic acquisitions of core properties at favorable prices, where we believe we can bring the necessary expertise to enhance property values. In order to pursue acquisitions, we may need access to equity capital and/or debt financing. Any disruptions in the financial markets may adversely impact our ability torefinance existing debt and the availability and cost of credit in the near future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. Our ability to make scheduled payments or to refinance ourexisting debt obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions. If a recurrence of the disruptions in financial markets remains or arises in the future, there can be no assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

Our revenue and net income may be materially and adversely affected by continuing inflation and any economic slowdown in Argentina.

Our business is mainly driven by consumer spending since a portion of our revenue from our shopping mall segment derives directly from the sales of our tenants. In addition, our tenants’ revenue relies mainly on the sales to customers. As a result, our revenue and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, which has suffered a significant low in 2018. The Argentine economy and level of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, inflation, political uncertainty, level of employment, interest rates, taxation and currency exchange rates.

Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

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

Our revenue and net income may be materially and adversely affected by continuing inflation and any economic slowdown in Argentina.

Our business is mainly driven by consumer spending since a portion of our revenue from our shopping mall segment derives directly from the sales of our tenants. In addition, our tenants’ revenue relies mainly on the sales to costumers. As a result, our revenue and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, which has suffered a significant low in 2018. The Argentine economy and level of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, inflation, political uncertainty, level of employment, interest rates, taxation and currency exchange rates.

Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

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

● we may not be able to obtain financing for acquisitions on favorable terms or at all;

● acquired properties may fail to perform as expected;

● the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates; and

● acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, absence of business relationships in the area or are unfamiliar with local governmental and permitting procedures.

If we acquire new properties, we may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into our organization and to manage new properties in a way that allows us to realize cost savings and synergies, which could impair our results of operations.

Our future acquisitions may not be profitable.

We seek to acquire additional properties to the extent we manage to acquire them on favorable terms and conditions and they meet our investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

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

● liabilities related to changes in laws or in governmental regulations (such as those governing usage, zoning and real property taxes); and

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

Our growth strategy is focused on the development and redevelopment of properties we already own and the acquisition and development of additional properties. As a result, we are likely to depend on an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all. We cannot assure you that additional financing, refinancing or other capital will be available in the amounts we require or on favorable terms. Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of risk in Argentina, of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on these factors, we could experience delays or difficulties in implementing our growth strategy on satisfactory terms or at all.

The capital and credit markets have been experiencing extreme volatility and disruption since the last credit crisis. If our current resources do not satisfy our liquidity requirements, we may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of risk in Argentina, of our company or the industry generally. We may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

Disease outbreaks or other public health concerns could reduce traffic in our shopping malls.

As a result of the outbreak of Swine Flu during the winter of 2009, consumers and tourists dramatically changed their spending and travel habits to avoid contact with crowds. Furthermore, several governments enacted regulations limiting the operation of schools, cinemas and shopping malls. Even though the Argentine government only issued public service recommendations to the population regarding the risks involved in visiting crowded places, such as shopping malls, and did not issue specific regulations limiting access to public places, a significant number of consumers nonetheless changed their habits vis-à-vis shopping malls and shopping malls. Similarly, the zika virus pandemic may result in similar courses and outcomes. We cannot assure you that a new disease outbreak or health hazard (such as the Ebola outbreak in recent years) will not occur in the future, or that such an outbreak or health hazard would not significantly affect consumer and/or tourists activity. The recurrence of such a scenario could adversely affect our businesses and our results of operations.

Adverse incidents that occur in our shopping malls may result in damage to our reputation and a decrease in the number of customers.

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

We may be liable for certain defects in our buildings.

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

Our real estate activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors. Furthermore, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business and shopping mall business in Argentina, further increasing this competition. To the extent that one or more of our competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected. If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

Substantially all of our shopping mall and commercial office properties are located in Argentina. There are other shopping malls and numerous smaller retail stores and residential properties within the market area of each of our properties. The number of competing properties in a particular area could have a material adverse effect both on our ability to lease retail space in our shopping malls or sell units in our residential complexes and on the amount of rent or the sale price that we are able to charge. We cannot assure you that other shopping mall operators, including international shopping mall operators, will not invest in Argentina in the near future. If additional companies become active in the Argentine shopping mall market in the future, such competition could have a material adverse effect on our results of operations.

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

Under the terms and conditions of the leases currently in force on our properties, tenants are required to indemnify and hold us harmless from liabilities resulting from injury to persons, or property, on or off the premises, due to activities conducted on the properties, except for claims arising from our negligence or intentional misconduct or that of our agents. Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. In addition, we cannot ensure that our tenants will properly maintain their insurance policies or have the ability to pay the deductibles.

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

We had, and expect to have, substantial liquidity and capital resource requirements to finance our business. As of June 30, 2018, our consolidated financial debt amounted to Ps.206,633 million (including IDBD’s debt outstanding as of that date plus accrued and unpaid interest on such indebtedness and deferred financing costs). We cannot assure you that we will have sufficient cash flows and adequate financial capacity in the future. While the commitments and other covenants applicable to IDBD’s debt obligations do not have apply IRSA since such it is not recourse to IRSA and it is not guaranteed by IRSA’s assets, these covenants and restrictions may impair or restrict our ability to operate IDBD and implement our business strategy.

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

Labor relations may negatively impact us.

As of June 30, 2018, 62.7% of our workforce was represented by unions under two separate collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect us.

Our results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect our business, results of operations and financial condition.

As of June 30, 2018, we had fair value gains on investment properties of Ps.22,605 million. Although the upward revaluation adjustments reflect unrealized capital gains on our investment properties during the relevant periods, the adjustments were not actual cash flow or profit generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, we will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and will be subject to market fluctuations in those markets.

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

Due to the currency mismatches between our revenues and liabilities, we have currency exposure.

As of June 30, 2018, the majority of our liabilities in our Operations Center in Argentina, such as our Series II and VIII Notes issued by the us, and the Series II and IV issued by IRSA Commercial Properties ( “IRCP”), were denominated in U.S. dollars while our revenues are mainly denominated in Pesos. This currency gap exposes us to a risk of volatility in the rate of exchange between the Peso and the U.S. dollar, and our financial results are adversely affected when the U.S. dollar appreciates against the Peso. Any depreciation of the Peso against the U.S. dollar correspondingly increases the nominal amount of our debt in Pesos, which further adversely effects our results of operation and financial condition and may increase the collection risk of our leases and other receivables from our tenants, most of which generate Peso denominated revenues.

If the bankruptcy of Inversora Dársena Norte S.A. is extended to our subsidiary Puerto Retiro S.A., we will likely lose a significant investment in a unique waterfront land reserve in the City of Buenos Aires.

On April 18, 2000, Puerto Retiro S.A. ( “Puerto Retiro”) was served notice of a filing made by the Argentine Government, through the Ministry of Defense, seeking to extend bankruptcy of Inversora Dársena Norte S.A. ( “Indarsa”) to the Company. Upon filing of the complaint, the bankruptcy court issued an order restraining the ability of Puerto Retiro to dispose of, in any manner, the real property purchased in 1993 from Tandanor. Indarsa had acquired 90% of the capital stock in Tandanor from the Argentine Government in 1991. Tandanor’s main business involved ship repairs performed in a 19-hectare property located in the vicinities of La Boca neighborhood and where the Syncrolift is installed. As Indarsa failed to comply with its payment obligation for acquisition of the shares of stock in Tandanor, the Ministry of Defense filed a bankruptcy petition against Indarsa, seeking to extend it to us.

The evidentiary stage of the legal proceedings has concluded. We lodged an appeal from the injunction order, and such order was confirmed by the Court of Appeals on December 14, 2000. The parties filed the arguments in due time and proper manner. After the case was set for judgment, the judge ordered the suspension of the judicial order and requested the case records to issue a decision based on the alleged existence of pre-judgmental status in relation to the criminal case against former officials of the Ministry of Defense and our former executive officers. For that reason the case will not be assigned until a final judgment is issued in respect of the criminal case.

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

Our Management and external legal counsel believe that there are sufficient legal and technical arguments to consider that the petition for an extension of the bankruptcy will be dismissed by the court. However, in view of the particular features and progress of the case, this assessment cannot be considered to be conclusive.

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

In July 2013, the answer to the civil action was filed, which contained a number of defenses. Tandanor requested the intervention of the Argentine Government as third party co-litigant in this case, which petition was granted by the Court. In March 2015, both the Argentine Government and the criminal complainant answered the asserted defenses. On July 12, 2016, Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal No. 5 related to the preliminary objections above mentioned. Two of them were rejected –lack of information and lack of legitimacy (passive). We filed an appeal this decision, which was rejected. The other two objections were considered in the verdict.

On September 7, 2018, Court read its verdict, according to which the preliminary objection of limitation filed by Puerto Retiro was successful. However, the deadline for appeals will not begin until The Court publishes the grounds of the ruling, on November 30, 2018. Nevertheless, in the criminal procedure –where Puerto Retiro is not a party- Court ordered the seizure (“decomiso”) of the land known as “Planta 1”. This Court´s verdict is not final, as it is subject to further appeals by any party of the legal proceeding.

Property ownership through joint ventures or minority participation may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities when we believe circumstances warrant the use of such structures. For example, we currently own 50% of Quality Invest S.A. ( “Quality Invest”), a joint venture that holds our investment in the Nobleza Piccardo plant. We could engage in a dispute with one or more of our joint venture partners that might affect our ability to operate a jointly-owned property. Moreover, our joint venture partners may, at any time, have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, our joint venture partners may have competing interests in our markets that could create conflicts of interest. If the objectives of our joint venture partners are inconsistent with our own objectives, we will not be able to act exclusively in our interests.

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

Our largest beneficial owner is Mr. Eduardo S. Elsztain, through his indirect shareholding through Cresud S.A.C.I.F.y A. (“Cresud”). As of June 30, 2018, such beneficial ownership consisted of: (i) 366,788,243 common shares held by Cresud. See “Item 7 – Major Shareholders and Related Party Transactions.” Conflicts of interest between our management, Cresud and our affiliates may arise in the performance of our business activities. As of June 30, 2018, Mr. Elsztain also beneficially owned (i) approximately 34.74% of Cresud’s common shares and (ii) approximately 86.3% of the common shares of our subsidiary IRSA CP. We cannot assure you that our principal shareholders and their affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Risks Related to our Investment in Banco Hipotecario

As of June 30, 2018, we owned approximately 29.9% of the outstanding capital stock of Banco Hipotecario S.A. (“Banco Hipotecario”), which represented 0,7% of our consolidated assets from our operations center in Argentina as of such date. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

The growth and profitability of Argentina’s financial system partially depend on the development of long-term funding.
Since most deposits in the Argentine financial system are short-term, a substantial portion of the loans have the same or similar maturities, and there is a small portion of long-term credit lines. The uncertainty with respect to the level of inflation in future years, is a principal obstacle to a faster recovery of Argentina’s private sector long-term lending. This uncertainty has had, and may continue to have a significant impact on both the supply of and demand for long-term loans as borrowers try to hedge against inflation risk by borrowing at fixed rates while lenders hedge against inflation risk by offering loans at floating rates. If longer-term financial intermediation activity does not grow, the ability of financial institutions, including Banco Hipotecario, to generate profits will be negatively affected.

Banco Hipotecario issues debt in the local and international capital markets as one of its main sources of funding and its capacity to successfully access the local and international markets on favorable terms affects our cost of funding.

The ability of Banco Hipotecario to successfully access the local and international capital markets and on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. Banco Hipotecario have no control over capital markets conditions, which can be volatile and unpredictable. If Banco Hipotecario is unable to issue debt in the local and/or international capital markets and on terms acceptable to us, whether as a result of regulations, a deterioration in capital markets conditions or otherwise, we would likely be compelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this were to happen, Banco Hipotecario may be unable to fund our liquidity needs at competitive costs and our business results of operations and financial condition may be materially and adversely affected.

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

Financial institutions carry significant portfolios of bonds issued by the Argentine government and by provincial governments as well as loans granted to these governments. The exposure of the financial system to the non-financial public sector’s indebtedness had been shrinking steadily, from 49.0% of total assets in 2002 to 10.3% in 2015, 9.2% in 2016, 10.4% in 2017 and 10.5% as of June 30, 2018. To an extent, the value of the assets held by Argentine banks, as well as their capacity to generate income, is dependent on the creditworthiness of the non-financial public sector, which is in turn tied to the government’s ability to foster sustainable long-term growth, generate fiscal revenues and reduce public expenditure.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2018, such securities issued by the Central Bank represented approximately 9.4% of the total assets of the Argentine financial system. As of June 30, 2018, Banco Hipotecario’s total exposure to the public sector was Ps. 3,856.8 million, which represented 5.9% of its assets as of that date, and the total exposure to securities issued by the Central Bank was Ps.10,660.3 million, which represented 22.2% of its total assets as of June 30, 2018.

The quality of Banco Hipotecario’s assets of banco Hipotecario and that of other financial institutions may deteriorate if the Argentine private sector is affected by economic events in Argentina or international macroeconomic conditions.

The capacity of many Argentine private sector debtors to repay their loans has in the past deteriorated as a result of certain economic events in Argentina or macroeconomic conditions, materially affecting the asset quality of financial institutions, including us. From 2009 to 2011, the ratio of non-performing private sector lending declined, with a record non-performing loan ratio of 1.4% as of December 31, 2011 for the financial system as a whole. The improvement was reflected in both the consumer loan portfolio and the commercial portfolio. From 2012, the ratio of non-performing private sector loans for the financial system as a whole increased, reaching 2.0% as of December 31, 2014. In 2015, the ratio of non-performing private sector lending of the financial system as a whole decreased to 1.7% in 2016 and to 1.8% in 2017. Banco Hipotecario experienced the following non-performing loan rates: 2.3%, 2.0%, 2.7% and 3.8% as of December 31, 2014, 2015, 2016 and 2017, respectively. The quality of its loan portfolio is highly sensitive to economic conditions prevailing from time to time in Argentina, and as a result if Argentina were to experience adverse macroeconomic conditions, the quality of Banco Hipotecario’s loan portfolio and the recoverability of our loans would likely be adversely affected. This might affect the creditworthiness of Banco Hipotecario’s loan portfolio and the results of operations.

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

The effects of legislation that restricts our ability to pursue mortgage foreclosure proceedings could adversely affect us.

The ability to pursue foreclosure proceedings through completion, in order to recover on defaulted mortgage loans, has an impact on financial institutions activities. On December 13, 2006, pursuant to Law No. 26,177, the “Restructuring Unit Law” was created to allow all mortgage loans to be restructured between debtors and the former Banco Hipotecario Nacional, insofar as such mortgages had been granted prior to the effectiveness of the Convertibility Law. Law No. 26,313, the “Pre-convertibility Mortgage Loans Restructuring Law,” was enacted by the Argentine Congress on November 21, 2007 and partially signed into law on December 6, 2007 to establish the procedure to be followed in the restructuring of mortgage loans within the scope of Section 23 of the Mortgage Refinancing System Law in accordance with the guidelines established by the Restructuring Unit Law. To this end, a recalculation was established for certain mortgage loans originated by the former Banco Hipotecario Nacional before April 1, 1991.

Executive Branch Decree No. 2,107/08 issued on December 19, 2008 regulated the Pre-convertibility Mortgage Loans Restructuring Law and established that the recalculation of the debt applies to the individual mortgage loans from global operations in effect on December 31, 2008 and agreed upon prior to April 1, 1991, and in arrears at least since November 2007 and remaining in arrears on December 31, 2008. In turn, the Executive Branch Decree No. 1,366/10, published on September 21, 2010, expanded the universe of Pre-convertibility loans subject to restructuring to include the individual mortgage loans not originating in global operations insofar as they met the other requirements imposed by Executive Branch Decree No. 2,107/08. In addition, Law No. 26,313 and its regulatory decrees also condoned the debts on mortgage loans granted before the Convertibility Law in so far as they had been granted to deal with emergency situations and in so far as they met the arrears requirement imposed on the loans subject to recalculation.

Subject to the Central Bank’s supervision, Banco Hipotecario implemented the recalculation of mortgage loans within the scope of the aforementioned rules by adjusting the value of the new installments to a maximum amount not in excess of 20% of household income. In this respect, we estimate that Banco Hipotecario has sufficient loan loss provisions to face any adverse economic impact on the portfolio involved. We cannot assure that the Argentine Government will not enact additional laws restricting our ability to enforce our rights as a creditor and/or imposing a condition or a reduction of principal on the amounts unpaid in our mortgage loan portfolio. Any such circumstance could have a significant adverse effect on our financial condition and the results of our operations.

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

Law Nｰ 26,739 was enacted to amend the Central Bank’s charter, the principal aspects of which are: (i) to broaden the scope of the Central Bank’s mission (by establishing that such institution shall be responsible for financial stability and economic development while pursuing social equity); (ii) to change the obligation to maintain an equivalent ratio between the monetary base and the amount of international reserves; (iii) to establish that the board of directors of the institution will be the authority responsible for determining the level of reserves required to guarantee normal operation of the foreign exchange market based on changes in external accounts; and (iv) to empower the monetary authority to regulate and provide guidance on credit through the financial system institutions, so as to “promote long-term production investment.”

In addition, the Civil and Commercial Code, among other things, modifies the applicable regime for contractual provisions relating to foreign currency payment obligations by establishing that foreign currency payment obligations may be discharged in Pesos. This amends the legal framework, pursuant to which debtors may only discharge their foreign currency payment obligations by making payment in the specific foreign currency agreed upon in their agreements; provided however that the option to discharge in Pesos a foreign currency obligation may be waived by the debtor is still under discussion. However, in recent years some court decisions have established the obligation to pay the in foreign currency when it was so freely agreed by the parties.We are not able to ensure that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Central Bank’s charter) will not result in significant costs to us, or will otherwise have an adverse effect on Banco Hipotecario’s operations.

Banco Hipotecario s obligations as trustee of the Programa de Crédito Argentino del Bicentenario para la Vivienda Única Familiar ( “PROCREAR”) trust are limited.

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

The exposure of Banco Hipotecario to individual borrowers could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

A substantial portion of Banco Hipotecario’s loan portfolio consists of loans to individual customers in the lower-middle to middle income segments of the Argentine population. The quality of Banco Hipotecario’s portfolio of loans to individuals is dependent to a significant extent on economic conditions prevailing from time to time in Argentina. Lower-middle to middle income individuals are more likely to be exposed to and adversely affected by adverse developments in the Argentine economy than corporations and high-income individuals. As a result, lending to these segments represents higher risk than lending to such other market segments. Consequently, Banco Hipotecario may experience higher levels of past due amounts, which could result in higher provisions for loan losses. Therefore, there can be no assurance that the levels of past due amounts and subsequent charge-offs will not be materially higher in the future.

An increase in fraud or transaction errors may adversely affect Banco Hipotecario.

As with other financial institutions, Banco Hipotecario is susceptible to, among other things, fraud by employees or outsiders, unauthorized transactions by employees and other operational errors (including clerical or record keeping errors and errors resulting from faulty computer or telecommunications systems). Given the high volume of transactions that may occur at a financial institution, errors could be repeated or compounded before they are discovered and remedied. In addition, some of our transactions are not fully automated, which may further increase the risk that human error or employee tampering will result in losses that may be difficult to detect quickly or at all. Losses from fraud by employees or outsiders, unauthorized transactions by employees and other operational errors might adversely affect Banco Hipotecario’s reputation, business, the results of operations and financial condition.

Risks relating to our business in the United States

If we are not able to occupy the vacant lease positions of our buldings we could suffer a negative impact in the cash flows of the property that could adversely affect our business, financial condition and results

On July 2008, IRSA decided to expand internationally into the United States, taking advantage of certain investment opportunities generated after the global financial crisis. IRSA acquired a 49% interest in Metropolitan 885 3rd Ave ("Metropolitan"), whose main asset is a 34-story building with 59,000 sqm of gross leasable area named Lipstick Building, located at 885 Third Avenue, New York. The building is currently 97% occupied and comprises 54,340 sqm of office, 720 sqm of retail and 3,940 sqm of below grade storage and potential amenity space.  Latham & Watkins occupies 40,035 sqm of the office and storage space on a lease expiring on June 30, 2021.  In April 2018, Latham & Watkins communicated to us its intention to not renew its lease. As a consequence of that, new investments and capital expenditures will be required to upgrade the lobby, amenity spaces and common areas of the building in order to maximize building rents going forward, as well as to market the impending vacancy in the building.

If we are not able to lease the space that Latham & Watkins occupies with other tenants, the cash flows of the property that we receive from this will decrease, which could adversely affect IRSA´s business, financial condition and results of operation

Operations Center in Israel

Risks relating to Israel

The implementation of the Law to Promote Competition and Reduce Concentration, 5774-2013 may have implications on IDBD, DIC and their respective subsidiaries.

In December 2013, the Law to Promote Competition and Reduce Concentration, 5774- 2013, was published in the Official Gazette (hereinafter, in this section: the “Reduced Centralization Act”):

1.
According to the provisions of the Reduced Centralization Act, a pyramid structure for the control of “reporting corporations” (in general, corporations whose securities were offered to and are held by the public) is restricted to 2 tiers of reporting corporations (where a first tier company may not include a reporting corporation which does not have a controlling shareholder). In accordance with transitional provisions which were determined in the Reduced Centralization Act, a third tier company or higher tier company is no longer entitled to control reporting corporations, except for corporations as stated above which are under its control as of the publication date of the Law in the Official Gazette (hererin, the “Publication Date”), regarding which it will be required to discontinue control by no later an December 2017 (the “2017 Requirement”). It is noted that so long as a reporting corporation is considered a second tier company in accordance with the law, it is not entitled to control reporting corporations, and insofar as, on the publication date, it holds control of reporting corporations, it must discontinue its control of such corporations by no later than December 2019 (the “2019 Requirement”).
2.
On the date of the Reduced Centralization Act’s publication in the Official Gazette, DIC was considered a third tier company, and the reporting corporations controlled by DIC were considered fourth and fifth tier companies. In May 2014, the control of IDBD changed as part of the completion of the creditors’ settlement in IDB Holding Corporation Ltd. (“IDB Holding”), and subsequently, DIC ceased being considered a third tier company, and is as of that date was considered a second tier company
3.
In August 2014, the Boards of Directors of IDBD and DIC each resolved to appoint (separate) advisory committees to evaluate various alternatives for dealing with the implications of the law, and of its fulfillment of the restrictions specified therein, with respect to the control of companies through a pyramid structure, with the intention to allow the continued control by IDBD and/or DIC of “other tier companies” (which are currently directly held by DIC) also after December 2019. It is noted that the alternatives which were evaluated by the advisory committee of DIC’s Board of Directors included, inter alia, possible structural changes to all tiers (i.e., both on the tier of IDBD, which was DIC’s controlling shareholder at the time, and on the tiers of DIC, PBC and its investee companies), including a preliminary evaluation of several alternatives with respect to the 2017 Requirement.
4.
Further to the above, due to the fact that some of the possible actions and/or structural changes may have included transactions in which DIC’s controlling shareholders may have had a personal interest, and in accordance with the recommendations of the advisory committee, the DIC’s Board of Directors resolved, on March 22, 2017, to authorize the audit committee to evaluate various alternatives for the DIC’s dealing with the requirements of the Reduced Centralization Act with respect to the 2017 Requirement, and also in light of the 2019 requirement and possible structural changes on the first tier (i.e., IDBD and its holdings, at the time, in DIC). DIC was also informed, at that time, by IDBD that IDBD is also evaluating various alternatives for dealing with the requirements of the law with respect to the 2017 requirement, and also in consideration of the 2019 requirement, and accordingly, the Board of Directors of IDBD established an independent committee of the Board, which is comprised of outside and independent directors only (herein, the “Committee”).
5.
With the consent of the DIC’s audit committee, as stated above, it held a series of discussions, in which it evaluated several alternatives for the manner by which DIC, and all tiers in the Group, will address the 2017 requirement, including an evaluation of the feasibility of alternatives to which DIC is not directly party, and an evaluation of the feasibility of other alternatives. The committee’s work was accompanied by external independent advisors, who were appointed and chosen by the committee.
6.
in parallel, and further to a series of discussions which were held by the independent committee of IDBD, the aforementioned independent committee of IDBD decided that the preferred alternative, from the perspective of IDBD, in terms of IDBD’s response to the 2017 requirement, is the alternative in which IDBD sells all of its shares in DIC (as of the date of implementation of the alternative) to a special purpose entity (which will be a private company incorporated in Israel, and a “non-reporting corporation”, as this term is defined in the Securities Law, 5728-1968) wholly owned by corporations under the control of the controlling shareholder of IDB Development, Mr. Eduardo Elsztain (the “Preferred Alternative”).

7.
Further to the decision of the independent committee of the Board of Directors of IDBD on this matter, on May 25, 2017, the Audit Committee and Board of Directors of IDBD, respectively, adopted the recommendations of the aforementioned committee, and its decision regarding the preferred alternative for IDBD’s dealing with the 2017 requirement.
8.
In light of the decisions of the independent committee, the audit committee and the Board of Directors of IDBD, the audit committee of DIC on August 16, 2017, decided that the aforementioned alternative is preferred, from its perspective for the way in which DIC should cope with the provisions of the Reduced Centralization Act in relation to the requirement for 2017, and that it will continue evaluating, if necessary, and insofar as may be required, additional potential alternatives for DIC’s dealing with the provisions of the Reduced Centralization Act.
9.
Further to the foregoing, in September 2017, following the negotiations between the committee, with the accompaniment of its independent advisors (legal and economic), and Dolphin Netherlands, as well as additional discussions between the parties, and following the receipt of the committee’s approval, IDBD and Dolphin Netherlands signed a memorandum of understanding in connection with the implementation of the transaction (herein, the “Transaction”) for the sale of all DIC shares which are held by IDBD to a private company which is incorporate, or which incorporated, in Israel, which is affiliated with Dolphin Netherlands, and controlled by DIC’s controlling shareholder, based on the principles which were determined by the committee (herein, the “Memorandum of Understanding”). In October 2017, after discussions had been held with the holders of IDBD's bonds and their representatives, and also after meetings had been held of the holders of all of the series of IDBD's bonds, and after the receipt of the Committee's approval, IDBD and Dolphin Netherlands signed on an amendment to the Memorandum of Understanding.
10.
On November 22, 2017, after the legally required approvals were received, the transaction was completed. Accordingly, inter alia, all of DIC’s shares which were held by IDBD (106,780,853 shares) were transferred to Dolphin IL., a private company incorporated in Israel, and which is wholly owned by Dolphin Netherlands (herein: the “Buyer”), the Buyer issued the debenture to IDBD, and additionally, IDBD received a total of NIS 70 million from the buyer, in accordance with the determined terms of the transaction. Additionally, within the framework of the completion of the transaction, as part of the collateral which was provided by the buyer to IDB Development, in connection with the debenture, the buyer deposited 9,636,097 DIC shares with I.B.I. Trust Management, which serves as the trustee for the debenture on behalf of IDBD and the Buyer, in accordance with the debenture’s terms.
11.
Beginning from the transaction closing date, DIC ceased being considered a second tier company, and is now considered a first tier company only, as defined in the Reduced Centralization Act, which led to the postponement of the application of the requirements of the Reduced Centralization Act with respect to reporting corporations which constitute other tier companies, and which under his control until December 2019.
12.
As part of the process in IDBD of dealing with the requirements of the provisions of the Reduced Centralization Act, in November 2017, IDBD sold all of the shares of DIC which were held by it to Dolphin IL Investments Ltd. (“Dolphin IL”), a private company incorporated in Israel, which is wholly owned by Dolphin Netherlands B.V. (“Dolphin Netherlands”), a corporation controlled by the Company’s controlling shareholder (in this section, the “Transaction”). Accordingly, beginning on the closing date of the transaction, IDBD no longer holds control of any “other tier companies”, and therefore, it now complies with the requirements of the Reduced Centralization Act with respect to pyramid structures. For more information, see “Item 4.Business Overview - General regulations applicable to our business in Israel - Reduced Centralization Act.”.
13.
DIC’s Board of Directors appointed an advisory committee in order to evaluate various alternatives for DIC’s dealing with the implications of the Reduced Centralization Act, and for its fulfillment of the restrictions specified therein, with respect to the control of companies through a pyramid structure.

Follwing the Transaction, DIC became a first tier company, as this term is defined in the Reduced Centralization Act, which led to the postponement of the requirement to apply the provisions of the Reduced Centralization Act with respect to reporting corporations which are other tier companies, and which are under the DIC’s control, to December 2019. Bearing that in mind in June 2018, a transaction was completed in which DIC sold 16.6% of the issued share capital of Shufersal, for a total net consideration of NIS 848 million. DIC’s stake in the issued share capital of Shufersal decreased to approximately 33.6%, and on the sale date, it ceased holding control of Shufersal. DIC continues to consider various alternatives for dealing with the demand for 2019. These alternatives may include possible structural changes in some of the companies in the DIC Group, that are affected by the demand for 2019 (that is, at the level of DIC's layer or at the level of PBC or companies under its control).

The deterioration of the global economy and changes in capital markets in Israel and around the world may affect IDBD, DIC and their respective subsidiaries.

A recession or deterioration of capital markets around the world and in Israel (including volatility in securities prices, exchange rates and interest rates), are affecting and may have a negative affect IDBD, DIC and their subsidiaries, on the profits of operations due to lower demand for products of the subsidiaries of IDBD or DIC, on the value of the marketable securities or other assets owned by them, liquidity and equity position of IDBD, DIC and their subsidiaries, raise of capital or access the capital markets in Israel and abroad on the financial terms acceptable to IDBD, DIC and their respective subsidiaries, which could limit their ability to or financial covenants under IDBD’s credit agreement and other financial agreements, on their ratings, their ability to distribute dividends; Certain subsidiries import or buy raw materials which are required for their activities, and therefore, their business results may also be affected by changes in the prices of raw materials around the world.

Changes in legislation and regulation may have an impact on IDBD's and DIC's operations.

In recent years, an increase in legislation and regulation had a negative effect in various operating segments in the Israeli economy, including in the segments in which IDBD and DIC operates.

New legislation in various areas in Israel and abroad, such as concentration, promotion of competition and antitrust laws, tax laws, regulation of the communication market, supervision of the insurance business operations, capital investments initiatives, companies and securities laws, laws pertaining to the supervision of prices of products and services, increased competition in the food market, consumer protection laws, environmental laws, planning and construction laws, that have had a negative effect and sometimes a significantly negative effect, on the business operations, on their financial results and on the prices of their securities, and the results of IDBD's, DIC's and of their respective subsidiaries. Additionally, the segments in which IDBD operates are subject to regulation by government agencies and may impose penalties to breach of those regulations. An increase of these penalties, monetary or otherwise may effect in our reports of operations. The Company believes that the foregoing has a significant impact on IDBD, DIC and on their business operations.

Some of IDBD's and  DIC's subsidiaries operate of Israel, have securities which are traded on foreign stock exchanges. Changes in legislation and in the regulatory policies of those foreign countries, as well as the characteristics of the business environment in the country of operation, may affect the financial results and the business position of these companies.

In addition, changes in IFRS or in the accounting principles which apply to IDBD and DIC and their subsidiaries may have a negative impact on their financial results of IDBD and its subsidiaries, on their fulfillment of financial covenants, permits and licenses under which we distribute dividends.

IDBD, DIC and their subsidiaries are exposed to fluctuations of the interest rate and the value of the risks.

IDBD and DIC and their subsidiaries are exposed to changes in interest rates and price indexes, and to changes in exchange rates which affect, directly or indirectly, their business results and the value of their assets and liabilities (i.e. due to the scope of their CPI-linked liabilities of IDBD and due to their investments in real estate properties outside Israel). There is also an effect on capital attributable to shareholders of IDBD, with respect to the reserve for adjustments to capital due to the translation of financial statements of subsidiaries in foreign currency, primarily Real Estate Corporations in Las Vegas and foreign subsidiaries of Property & Building ( “PBC”).

IDBD and DIC hold assets and manages its business affairs in Israel. Therefore, almost all of IDBD’s and DIC’s assets, liabilities, income and expenses are in NIS. IDBD’s and DIC’s financing income and expenses are also subject to volatility due to changes in interest rates on loans from banks and deposits which were deposited in banks. IDBD’s and DIC’s policy regarding the management of market risks, certain subsidiaries used, in 2016, derivative financial instruments with the aim of adjusting, where possible, the linkage basis of its financial assets and liabilities (hedging transactions). However, an increase of the rate at which the company finance our operations or the lack of financing at acceptable terms, may have an adverse effect on IDBD’s and DIC’s results of operations.

IDBD, DIC and their subsidiaries are exposed to risks associated with foreign operations.

IDBD, DIC and their subsidiaries operate in the real estate segment outside Israel, and primarily in the United States, both in the revenue-generating properties segment and in the residential construction segment. Material adverse changes in the state of the economy in a country in which such properties are located affect the results of operation and the ability to finance those operations under reasonable conditions.

A global economic crisis and a recession in the global economy may adversely affect the various markets in which IDBD, DIC and their subsidiaries operate, especially in the United States. The characteristics of the business environment outside Israel, including the local regulation, the purchasing power of consumers, the financing possibilities (under reasonable conditions, if at all), and the selection of entities (including local entities in Israel) which are engaged in the field on financing with whom the collaboration is done with, and these entities business status, may affect the possibilities for financing, their terms, and the success of the foreign operation, and accordingly, may have an adverse effect on their business operations and the results of operations of IDBD, DIC and their subsidiaries.

Some activities of IDBD, DIC and/or their subsidiaries may be restricted by the terms of certain government grants and benefits and/or budgetary policy.

Some of the subsidiaries of IDBD and DIC receive funds from government entities, such as grants for research and development activities, which are provided in accordance with the Encouragement of Industrial Research and Development Law, 5744-1984, and regulations enacted pursuant thereto, as well as grants and/or various tax benefits which are provided in accordance with the Encouragement of Capital Investments Law, which are granted under certain conditions. These conditions may restrict the activities of the companies which receive such funds. Non-compliance of such restrictions may lead to the imposition of various penalties, including financial and criminal sanctions. Additionally, a decrease or other changes in the budgets of the aforementioned government entities, in a manner which prevents or reduces the grants and/or benefits which the subsidiaries of IDBD and DIC may receive from them in the future, may adversely affect the operations and results of those companies.

Additionally, investments of foreign entities, and particularly in the technology and communication sectors, receive certain benefits derived from the initiative for foreign investments by regulatory entities in Israel, including certain tax benefits. If the aforementioned benefits are and/or restricted it have a negative effect over the results of the operations and the business results of IDBD and DIC.

Regional conflict may affect IDBD, DIC and their subsidiary’s activities, especially Cellcom Israel Ltd. ( “Cellcom”) activities.

The activities of IDBD, DIC andtheir subsidiaries are located in Israel, as are some of its suppliers. A significant part of Cellcom’s communication network, as well as a significant part of Cellcom’s information systems, are located within the range of missile attacks launched from the Gaza Strip and Lebanon. Any damage caused to the communication network and/or to the information systems may adversely affect Cellcom’s ability to continue providing services, in whole or in part, and/or may negatively affect Cellcom's operations, which may may adversely affect its business results and IDBD’s business. Additionally, negative effects of this kind may materialize due to an increase in criticism of Israel by international community (such as the increasing international pressure to boycott Israeli companies, especially when such companies operate in territories held by Israel in Judea and Samaria, as IDBD and other Israeli operators are required to do under our license), and could make it more difficult for us to raise capital. In general, any armed conflict, terror attack or political instability in the region may result in a decrease in Cellcom’s income, including from roaming services of incoming tourism, and may thereby adversely affect its business results.

A deterioration in the political security and economical situation in Israel may affect IDBD, DIC or their subsidiaries’ activities.

A significant deterioration in the political-security situation in Israel, and in light of the political instability in the Middle East, may result in decreased demand for rental areas and residential units, an exacerbation of the manpower deficit in the construction and agriculture segment, and the increased costs of works. These factors may adversely affect the results of the results of operations of IDBD's operations, especially PBC's operations. Additionally, all of Shufersal Ltd.’s (“Shufersal”) income is produced in Israel, and a significant part of the products sold by it are grown, produced or processed in Israel. Therefore, the business results of Shufersal are directly affected by the political, economic and security conditions in Israel. A significant deterioration in the security situation or political situation in Israel may adversely affect Shufersal’s business operations, financial position and results of operations, which in turn would have an negatively effect on IDBD’s results of operations.

Shufersal’s management routinely evaluates the possible impact and implication of the general economic situation in Israel, in particular on the retail food market. Developments and shocks in the Israeli economy, as well as an economic downturn or recession due to an economic crisis, may have negative effects on the food retail market in Israel, and as a result, also on Shufersal’s revenues and profitability, due to the intensification of competition and due to changes in the consumption habits of its customers. Likewise, the cost of living issue may affect Shufersal’s business results, due to the considerable pressure from consumers which is being applied on Shufersal to reduce the prices of the products which it sells, and the increasing competition from the discount chains, which are expanding their operations. Deceleration in the Israeli economy may negatively impact Clal Insurance Enterprises Holdings’ (“Clal”'s business, particularly in the long term savings segment. Additionally, as a result of the aforementioned deceleration, the risk associated with the exposure of Clal to entities in Israel through its investments may increase due to the deterioration of Israel's political and economic situation.

IDBD, DIC and their subsidiaries are exposed to capital market and finance regulations that may affect our ability to finance our operations.

IDBD, DIC and some of their subsidiaries are affected by the "Proper Conduct of Banking Directives" of the Commissioner of Banks in Israel, which include, inter alia, restrictions on the volume of loans that a banking corporation in Israel can provide to a  “single borrower”, one "group of borrowers", and borrowers and the largest "borrower groups" in the banking corporation (as these terms are defined in the said directives). These restrictions might impose difficulties on the ability of IDBD, DIC and some of their subsidiaries to borrow additional amounts from banks in Israel and/or their ability to refinance its obligations through bank credit and/or on their ability to perform investments for which bank credit is required, and/or on their ability to invest in companies which have taken out credit in a larger scope than certain banks in Israel, and on their ability to perform certain business activities in collaboration with entities which have taken credit, as aforesaid. However, in recent years the scope of credit used from the banking system in Israel to the group of borrowers which includes IDBD and DIC has decreased, including due to the change in its control.

Furthermore, legislation and regulation which applies to investments by institutional entities, including those relating to the granting of credit to business groups, may have an impact on the possibilities of raising capital from institutional entities, including the terms and the price of such capital raise.

The desire of banking corporations to reduce their credit exposure to corporations controlled by the controlling shareholder of IDBD and DIC, may adversely affect the rating of IDBD's and DIC's bonds and/or make it difficult for DIC to raise capital and/or refinance its obligations, if it wishes to do so (and/or worsen the conditions for carrying out such debt refinancing).

Risks relating to our business in Israel

IDBD, DIC and their subsidiaries are exposed to changes in permits and licenses.

IDBD, DIC and some of their subsidiaries operate under certain approvals, permits or licenses which were granted to them by various authorities in parallel, such as the Commissioner of the Capital Market Insurance and Saving (the "Commissioner"), the Ministry of Communication, the Ministry of Environmental Protection, and the Commissioner of Oil Affairs in the Ministry of National Infrastructures, Energy and Water, the Minister of Transportation (with respect to the granting of licenses for operational and commercial operation of flights). A breach of the terms of these approvals, permits or licenses may lead to the imposition of penalties and other liabilities (including criminal) against IDBD, DIC or the relevant subsidiaries, including fines and/or revocation of such approvals, licenses or permits. Revocation of such approvals, permits or licenses may prevent of finance opportunity certain businesses or retained the way we currently operate, which may adversely affect such subsidiaries (such as companies in the insurance sector). Some licenses are subject to an expiration date, and are subject to renewal from time to time, in accordance with their terms and the provisions of the law. There is no certainty that we will be able to renew such licenses in the future and/or under which conditions. Non-renewal of a permit or license, as stated above, and/or the directives of regulators in sectors in which subsidiaries of IDBD and DIC operates, may have an adverse effect on the business position, capital, cash flows and profitability of our consolidated that operate under such permit or license, and accordingly, our results of operations.

Litigation, including actions on consumer issues and environmental protection issues may have an impact on IDBD, DIC and their respective subsidiaries.

Subsidiaries of IDBD, primarily Clal, and subsidiaries of DIC primarily including Cellcom, Shufersal and Clal, may be subject, from time to time, to litigation, including class actions, related to consumer and environmental issues, which may involve material amounts, which may have an adverse effect on our results of operations. We cannot anticipate the results of such claims, which may have an adverse effect on the our operations, or the cost to.

IDBD, DIC and their respective subsidiaries may face environmental risks.

Some of the subsidiaries which are held by IDBD or by DIC, are subject to various requirements from different authorities which oversee environmental protection. In recent years, there is an ongoing trend of increased regulatory requirements with respect to the environment, health and agriculture, in Israel, which has caused an increase in the amount of costs of operations of IDBD, DIC and their respective subsidiaries. Changes in the policy of those supervising authorities, new regulation or enhanced requirements to comply with these regulations may affect the profitability of the relevant subsidiaries, and in turn, the profitability of IDBD and DIC, respectively.

IDBD, DIC maybe exposed to restrictions by virtue of agreements with financing entities.

The provisions of existing or future financing agreements of IDBD, and DIC and the scope of the debt of IDBD or DIC and its maturity dates have a significant impact on IDBD, DIC and their businesses, with regard to agreements with financing entities.

i.
Loan from a guaranteed creditor of IDBD, dated May 2012, (entities from the Menorah group ( “Menorah”)), according to which IDBD received from financial entities of the Menorah Group a CPI-

ii.
linked loan bearing CPI-linked interest at an annual rate of 6.9%, secured by a pledge on shares of DIC and of Clal Holdings Insurance Enterprises

iii.
Loan from financial institution, dated December 2016, according to which IDBD signed a loan agreement with a financial institution which had extended a loan to IDBD.

iv.
In March 2017, IDBD signed an agreement with a banking corporation, according to which the (semi-annual and equal) principal payments of the loan will be scheduled for earlier dates, such that, in place of an arrangement whereby the balance of payments will be repaid on a semi-annual basis, until January 2019, they will be repaid in three payments in 2017, such that the first payment was paid on March 8, 2017, and amounted to a total of NIS 26.7 million plus interest until that date; the second payment was paid on June 29, 2017 and amounted to a total of NIS 13.3 million (half of the unpaid balance of the loan as of that date) plus interest until that date; and the third payment was paid on November 22, 2017, and comprised the entire unpaid balance of the loan

v.
In March 2017, IDBD signed an agreement with a banking corporation, according to which the (semi-annual) principal payments of the loans will be scheduled for earlier dates, such that, in place of an arrangement whereby the balance of payments will be repaid on a semi-annual basis, until March 2018, they will be repaid in four payments in 2017, such that the first payment was paid on March 8, 2017, and amounted to a total of NIS 83.3 million plus interest until that date on the paid amount; the second payment was paid on March 13, 2017 and amounted to a total of NIS 83.3 million plus the interest which accrued until that date; the third payment was paid on September 18, 2017 and amounted to a total of NIS 41.7 million plus the interest which accrued until that date; and the fourth payment was paid on November 22, 2017, and comprised the entire unpaid balance of the loan.

IDBD and DIC are exposed to potential steps if such will be taken by its debenture holders.

The taking of legal action against IDBD or DIC by their debenture holders may harm the ability of IDBD or DIC to continue repaying its debts according to their amortization schedules and may lead to a demand to make future liabilities (mainly to the borrowing corporations) for immediate repayment.

IDBD , DIC and some of their subsidiaries may be affected by restrictions on the sale of assets and guarantees.

IDBD, DIC and some of their subsidiaries are subject to legal and contractual restrictions, including those which are included in permits and licenses, which may restrict the possibility of realizing its securities or the possibility of pledging them (including due to restrictions on the realization of such pledges) by IDBD, DIC or by their subsidiaries.

IDBD, DIC and some of its subsidiaries may be affected by changes in legal proceedings in the field of companies laws and securities laws.

In recent years, an increasing trend has taken place in the filing of class actions and derivative claims in the field of companies laws and securities laws. In consideration of the above, and of the financial position of IDBD and DIC and the group’s holding structure, claims in material amounts may be filed against IDBD and DIC, including in connection with its financial position and cash flows, issuances which it performs, and transactions which were performed or which were not completed, including in connection with assertions and claims by the IDBD’s or DIC’s controlling shareholders. For more information, see “Item 8. Financial Information – Legal Proceedings – Operation Center in Israel.”

Damage to the business situation of DIC

In view of the amount of the DIC 's bond, and the fact that it is secured by a lien on DIC shares without the right of recourse to Dolphin IL, IDBD is exposed to adverse changes in the business condition of DIC and as a result to DIC's share price, in a manner that the worsening of DIC's business and/or its financial situation (including as a result of the weakening of the business and/or financial situation of any of DIC's subsidiaries) may result in a decrease in the value of DIC and as such harm the value of the guarantee against the bond.

Furthermore, an adverse impact on DIC's business may affect DIC's ability to distribute dividends to its shareholders, including Dolphin IL, which is a holding company, apart from holding DIC shares, and therefore Dolphin IL’s repayment ability is affected, inter alia, from the scope of dividends that DIC distributes, if any.

In addition, to the extent that regulatory changes (including legislative amendments and changes in accounting standards) are adopted, which are stringent with the conditions for distribution of dividends, these may harm the ability of DIC to distribute dividends to its shareholders and as a result affect the solvency of Dolphin IL, which may affect the ability of Dolphin IL to repay the debt with IDBD.

The outline for the sale of the shares of Clal

As long as IDBD does not find a buyer for its controlling shares in Clal, which will receive the approvals required by law, including the approval of the Commissioner, the Commissioner is expected to proceed with the realization of the outline set by her, carried out by way of 5% tranches of the share capital of Clal, for the sale of the holdings of IDBD in Clal. The sale of IDBD’s holdings in the shares of Clal in accordance with the provisions of the outline may result in a lower consideration than the consideration IDBD would have received if it sold all of its shares of Clal as a bundle (i.e. without the involvement of the Commissioner) including the sale of the controlling interest.

IDBD and DIC may be affected by cash requirements, reliance on cash flows of subsidiaries and liquidity.

The cash flows of IDBD and DIC are used to repay debt (principal and interest payments), to finance general and administrative expenses, to make investments, and, if relevant, to distribute dividends as well. One of the main sources for IDBD’s and DIC’s current cash flows includes dividends distributed by its subsidiaries (if and insofar as any are distributed). An additional source for IDBD’s and DIC’s cash flows is the sale of assets, including the sale of equity interests in subsidiaries. Changes in the amount of dividends and/or in the value of asset realizations accordingly affects IDBD’s and DIC’s cash flows.

Cellcom is exposed to aggressive competition.

The communication market is characterized by significant competition in many of its segments. The current, pr the increase, of competition in most of the markets in which Cellcom operates, may cause any of the following, which may have an adverse impact on Cellcom’s profitability:

(a) An additional decrease in the prices for our services;

(b) An ineffective wholesale market for landline communication, including due to the effective exclusion of Hot infrastructure, the effective exclusion of telephone services from the wholesale market, the offering of services not in accordance with the criteria of the wholesale market, without implementation of enforcement measures by the Ministry of Communication, or the pricing thereof in a manner which could negatively affect Cellcom’s ability to offer competitive services packages, and to compete against Bezeq and Hot (due to their dominant status in the landline communication market), or a change to the current regulation that will be less favorable towards Cellcom, considering Cellcom's dependence on the wholesale landline for supplying landline infrastructure services, the increased competition by Bezeq and Hot, considering their dominance in the landline market, particularly if the structural separation which applies to the Bezeq and Hot groups is canceled before the creation of an effective landline wholesale market;

(c) Cancellation or easement of the structural separation which applies to the Bezeq and Hot groups;

(d) The entry of new competitors into markets in which Cellcom is engaged, or the entry of existing competitors into segments in which they were not previously active, or were partially active;

(e) Non-acquisition or wide independent deployment of a landline infrastructure or entering into a cooperation agreement for the use of such infrastructure with an operator who owns an infrastructure, by Cellcom, taking into consideration the growth of Cellcom’s television and internet services, especially if one of the competitors, who currently does not own such an infrastructure, will deploy infrastructure or will enter into such cooperation, and this may limit the bandwidth included in Cellcom's proposals vis-à-vis the competitors, since today it depends on the stationary wholesale market;

(f) Regulatory changes which facilitate the transition of customers between operators;

(g) The ability of some of Cellcom's competitors to obtain better access and contractual terms with international suppliers or foreign operators than Cellcom due to their affiliation with international groups;

(h) Should the transition to other frequencies, adversely affect Cellcom's services or Cellcom will be required to bear the costs of changing frequencies, which will not affect competitors;

(i) Continued increased competition in the end user equipment market.

Changes in legislation or significant regulatory intervention may have an adverse effect on Cellcom activities.

Cellcom develops its activity in a highly regulated market and relies on a license issued by the Ministry of Communications of Israel to operate its business. Such License has to be renewed every six years and may be amended without Cellcom’s consent. See “Item 4. Business – Regulation – Telecommunications.” Other changes in legislation and the extent of such regulatory changes may have adverse effects on Cellcom, including:

(a) cancellation or easement of the structural separation obligation which applies to Bezeq and Hot, particularly if such cancellation or easement is given before the creation of an effective wholesale market in the landline communication market, including high tariffs for services or non-enforcement of market regulation or a mechanism that does not prevent Bezeq and Hot from reducing tariffs, thereby reducing the gap between wholesale and retail tariffs ("margin squeeze") or fail to enforce regulation with respect to the landline wholesale market resulting in our continued inability to use additional wholesale services;

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

(i) Setting a timetable for the implementation of new requirements in a license that cannot be met;

(j) the establishment of a more stringent policy with respect to protection privacy;

(k) the imposition of regulations on Cellcom’s television over internet service, the establishment of non-beneficial conditions for the use of digital terrestrial television (DTT) broadcasts, or the imposition of such non-beneficial conditions on Cellcom and not on other operators of the television over internet service.

(l) Regulatory developments also affect the risk factors of tariff oversight, licensing of sites and the indemnification obligation, non-ionizing radiation and dependence on licenses.

Cellcom may face difficulties in obtaining approvals related to the construction and operation of certain infrastructure.

Cellcom (and its competitors) encounters difficulties in obtaining some of the required approvals for the construction and operation of base sites, and particularly in obtaining the building permits from the various planning authorities.

As of December 31, 2017, Cellcom operated a small portion of our cell sites without building permits or applicable exemptions and approximately 33% of Cellcom's cell sites without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. Such reliance had been challenged and under an interim order issued by the Supreme Court of Israel in September 2010, Cellcom is unable to rely on the exemption under cellular networks, other than to replace or relocate existing radio access devices under certain conditions. In 2017, new draft regulations setting procedures for making changes in existing radio access devices including replacement thereof and for the construction of a limited number of new radio access devices exempt from building permits, but requiring certain municipal procedures, were deliberated in the Israeli Parliament's Economic Committee.

The difficulties encountered by Cellcom in obtaining the required permits and approvals may adversely affect the currently existing infrastructure, and the continued development of its mobile network. Additionally, the inability to obtain these approvals on time may also prevent Cellcom from achieving the service quality targets set by in Cellcom’s mobile license, which may result in loss of customers, which would adversely affect its business results.

Cellcom depends significantly on its licenses

Cellcom provides communication services under licenses granted by the Ministry of Communication, which are subject to changes, including changes that may negatively affect Cellcom’s interests and operations. A breach of the terms of the licenses may result in the revocation of the licenses. The inability to function as it currently does or the imposition of fines may adversely affect Cellcom’s operation and may result in Cellcom’s inability to continue operating in each of the segments in which it operates.

Cellcom depends significantly on technology and technological improvements which require investments in order to maintain competitive.

The communication market is characterized by rapid and significant changes in technology, requiring investment in advanced technologies in order to stay competitive.

In order to meet the increasing demand for data communication, Cellcom is required to upgrade its transmission network, and also to invest in its 4G network. To meet the growing demand for data traffic on the fixed-line network and in order to find more cost-effective alternatives for acquiring capacity from large-scale infrastructure providers, Cellcom has begun deploying its infrastructure to residential areas and promoting further alternatives. The deployment of such infrastructure is expensive and requires managerial attention that can be directed at other activities. In addition, the Ministry of Communications is promoting the replacement of Cellcom's MHz 850 frequencies with other frequencies (some of which are not specifically specified in national outline plan (TAMA) 36) that comply with the international standards for the Israeli region, which, if implemented, will include a complex and sensitive engineering project, which includes substantive investments in Cellcom's network, including replacement of Radio equipment in all the cellular sites, which may, during this project, adversely affect the products and service of Cellcom.

Cellcom dependens on certain suppliers.

Cellcom is dependent on a number of suppliers that provide it with network equipment, end-user equipment, content and content management services, information systems and infrastructures. Cellcom's business results may be adversely affected if any of its suppliers will not supply its products and/or services at the required quality or on time, or on terms which are not beneficial to Cellcom,or provide Cellcom's competitors with better conditions or if the suppliers fail to produce successful products/content in the absence of an equivalent alternative. In addition, Cellcom relies on agreements with foreign operators to provide cellular roaming capabilities to its cellular subscribers, cellular services to its cellular and cellular subscribers.

Cellcom may be affected by its debt.

Cellcom has raised a significant amount of debt. This situation increases Cellcom’s exposure to market changes, and makes it difficult to respond quickly to changes in the industry and in the competitive market conditions, including by raising additional debt. As of June 30, 2018, Cellcom’s debenture balance value in books amounts to approximately NIS 3,037.012 million. In addition, in January 2018, Cellcom issued NIS 400.6 million par value bonds (series 12) for the net consideration of NIS 400 million. In July 1, 2018, after the end of the reporting period, Cellcom's issued NIS 220 million principal amount of additional series K debentures according to its undertaking from June 2017. A change for the worse in Cellcom’s results of operations, and any additional reduction of Cellcom’s rating and its bonds may adversely affect also the price and terms of Cellcom’s current debt, and the raising of additional debt. In addition, as of today, interest rates are very low and an increase in interest rates may increase debt raising costs in the future.

Cellcom is a party to legal proceedings filed against it from time to time, including applications for approval of claims as class actions in material amounts.

In addition, due to the volume and size of Cellcom's activity, including the risk of discrepancies between the tariff plans and the large information processed in Cellcom's information systems, and in view of the frequent changes in Cellcom's activity and its price plans following regulatory changes or changes in the market and the involvement of thousands of sale representatives and customer service representatives in the sale process, and the connection with the customer following after, the risk of discrepancy between the price plans and the information processed in Cellcom's information systems or the provision of insufficient information increases, and despite Cellcom's efforts to prevent this, Cellcom has exposure to a large number of claims, including class actions in material amounts.

The employees ’ union may limit Cellcom's ongoing activity, including the possibility of Cellcom making organizational and personnel changes, and may demand managerial attention

In addition, disagreements with representatives of the workers' organization, such as disagreements regarding the renewal of the collective agreement, may result in organizational steps and a negative affect on Cellcom's customer services, and other required changes that may in result fail or take place in a manner materially different than planned, resulting in lower savings.

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

Shufersal may be affected by the competition.

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

Shufersal has a wide variety of branded food and beverage products which enjoy many years of reputation, as well as products under the private brand. Negative publicity to this reputation by means of various publications, or by other means, may affect Shufersal’s sales and adversely affect Shufersal’s profitability, regardless of the correctness of those publications. Additionally, a defect in a certain product may also affect the brand under which Shufersal sells that product, as well as the entire family of products which is marketed under the same brand.

A failure in information processing and IT systems may adversely affect Shufersal’s operating activities.

Shufersal makes use of various information and IT systems. Shufersal’s central information systems (and their backup systems) are located in and around the logistical center which is used to manage its distribution network. Shufersal takes various steps in order to ensure the functionality and reliability of the various information and IT systems, including by securing and backing up the information. However, a collapse of the information and IT systems may have an adverse effect on Shufersal’s operating activities. In addition, Shufersal, like any other company, is exposed to the risk of infiltration and theft by foreign entities of its information and computer systems. Shufersal operates in accordance with internal procedures to reduce its exposure to such hacking activity, and it also has an insurance policy covering cyber risks.

Shufersal growth may be limited by the Anti-trust law in case it pursues any future operations in the food retail segment.

Shufersal achieved a significant part of its past growth by acquiring various retail operations. Future acquisitions of various operations in the food retail segment by Shufersal may require approval of the Antitrust Authority, which may not be granted or under terms favorable to Shufersal. In addition, our ability to grow through acquisitions may be impaired and the restrictions of the Food Law. Due to this limitations Shufersal may not be able to grow or take advantage of certain market opportunities.

The termination of the operating agreement with Leumi Card Ltd may imply a risk for Shufersal.

In August 2017, Shufersal notified Leumi Card that it does not wish to renew the operating agreement with Leumi Card in connection with the issuance of “Shufersal” and “Yesh” credit cards, therefore the agreement terminated on January 18, 2018. Accordingly, as of said date, credit cards are issued to Shufersal's customers by Visa Cal. Following the termination of the operating agreement with Leumi Card, Shufersal is required to reissue the credit cards to its customers, which may impose costs on Shufersal and may affect the volume of credit card activity, including diminish the number of credit-card holders. In addition, Shufersal terminated its cooperation with Paz, pursuant to which benefits were granted to holders of Shufersal credit cards issued by Leumi Card (such benefits will be granted for an additional year from the date of termination of the cooperation). Ending this cooperation may affect the number of credit card holders

Variations in interest rates may affect the value of Clal.

One of the primary exposure of Clal is to interest rate decreases, since the average lifetime of its liabilities is significantly longer than the average lifetime of the assets.A decrease in the interest rate may lead to an impairment in the solvency ratio. In the current interest rate environment, Clal is exposed to losses in certain scenarios involving an interest rate decrease due to the impact of such changes on the discount rates that are used in the calculation of the reserves for pension, and in the liability adequacy test ( “LAT”) and in a scope which may exceed the capital gains which will be created in that scenario with respect to interest-sensitive assets. However, Clal may also be exposed to certain scenarios of an increase in interest rates. It should be noted that from a long-term perspective, Clal is also exposed to a continuing low level of interest rates, with an emphasis on the linked interest rate.

Clal may have to face risks related to inflation.

Clal is exposed to an increase in the inflation rate, due to the fact that the majority of insurance liabilities of Clal are adjusted on a quarterly basis in accordance with the inflation rate, while the assets held against them are not necessarily CPI-linked.

In the first half of 2018, inflation increased by 0.9% relative to the CPI, with no change in the corresponding period last year. In summary of the second quarter on 2018, inflation slightly increased relative to the first quarter of 2018. Expectation based on the capital market increased in all ranged. After the balance sheet date, the Central Bureau of Statistics published the price index for June 2018, which rose by approximately, and the index for July, which remained unchanged,

According to the estimate of the Bank of Israel's Research Division from July 2018, in 2018, GDP is expected to grow at a rate of 3.7%, while in 2019, it is expected to grow at a rate of 3.5%. The inflation rate in the coming year is expected to amount to 1.4%. Then monetary interest rate is expected to remain at its current level (0.1%) and to rise to a rate of 0.25% in the last quarter.

Other assets price risk.

Some of the assets of Clal and some of the assets managed for others are invested in alternative investments, which include investments in real estate and in real estate funds, investment funds, non-marketable stocks and additional investment instruments which are exposed changes in their value.

Clal may face credit risks.

Clal is exposed to the possibility of financial loss as a result of the insolvency of borrowers and other debtors (through financial assets in the assets portfolio, through activities involving policies in accordance with the Sales Law, and credit insurance) with respect to its investments in debt instruments. Additionally, an increase in insolvency of businesses in Israel may also increase the amounts of claims of the directors and officers’ liability insurance sector in which Clal operates, and the scope of employers’ debts with respect to the non-transfer of payments for pension insurance with respect to their employees. In its portfolio of assets, Clal is exposed to the various market sectors, of which the main ones are the banking and financial industries, the real estate in Israel sector, and the infrastructure and energy sector. A decline in activity, slowdowns or crisis in such sectors may have a negative impact on our investments and, thus, on the results of our operations.

Clal may face insurance risks.

Clal is primarily exposed in the insurance activity mainly to risks related to changes in the risk factors which affect the frequency and severity of events compared to the actuarial assumptions and the risk of a single large loss or accumulation of damages in respect of a catastrophic event, that may have an adverse effect on the business results of the Clal.

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

Clal may be subject to a sudden increase in claims due to a single large impact event (catastrophe) with a large scope of damages, such as an earthquake, which is considered a significant catastrophe event to which Clal is exposed to. With regard to life and health insurance, Clal is mainly exposed to other catastrophic events such as war and terrorism risks in Israel.

Significant operations in Clal are subject to detailed and complex regulation.

The institutional entities in Clal are exposed to the risk of decline below the minimum capital required, which may result in the initiation of regulatory actions against them. In addition, the operations of these institutional entities and agencies in Clal are conditional upon holding the licenses and permits required for activity in the areas of operations of Clal, including withstanding the regulatory capital requirement. In particular, the insurance and long-term savings activities are subject to regulatory directives which change from time to time, with respect to products which were sold over many years, and which have long insurance coverage periods and/or savings periods.

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

Clal is exposed to operational risks.

Risk of loss due to inadequacy or failure of internal processes, people and systems, or due to external events. In light of the scope of activities of Clal, which manages, as of December 31, 2017, assets totaling approximately NIS 181 billion (of which, a total of approximately NIS 150 billion involve assets managed for others), and despite the actions taken by it to identify the risks and to establish appropriate controls, the scope of its exposure to the operational risks of the type specified above is significant.

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

The GDSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. Cresud, which as of June 30, 2018, owned approximately 63.4% of our common shares (or approximately 366.788.243 common shares which may be exchanged for an aggregate of 36.678.824 GDSs), is free to dispose of any or all of its common shares or GDSs at any time in its discretion. Sales of a large number of our common shares and/or GDSs would likely have an adverse effect on the market price of our common shares and GDSs.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company “PFIC” for United States federal income tax purposes for the taxable year ending June 30, 2018, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation. If we become a PFIC, U.S. Holders (as defined in“Item 10. Additional Information—Taxation—United States Taxation”) of our common shares or GDSs will be subject to certain United States federal income tax rules that have negative consequences for U.S. Holders such as additional tax and an interest charge upon certain distributions by us or upon a sale or other disposition of our common shares or GDSs at a gain, as well as reporting requirements. See “Item 10. E—Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may affect the tax treatment of our common shares or GDSs.

On September 12, 2013, Law No. 26,893, which amended Law No. 20,628 (the “Income Tax Law”), was enacted and published in the Official Gazette on September 23, 2013. According to the amendments, the distribution of dividends by an Argentine corporation was subject to income tax at a rate of 10.0%, unless such dividends were distributed to Argentine corporate entities (the “Dividend Tax”).

The Dividend Tax was repealed by Law No. 27,260, enacted on June 29, 2016, and consequently no income tax withholding was applicable on the distribution of dividends in respect of both Argentine and non-Argentine resident shareholders, except when dividends distributed were greater than the income determined according to the application of the Income Tax Law, accumulated at the fiscal year immediately preceding the year in which the distribution is made. In such case, the excess was subject to a rate of 35%, for both Argentine and non-Argentine resident shareholders. This treatment still applies to dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018.

However, pursuant to Law No. 27,430, dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, and other profits paid in cash or in kind —except for stock dividends or quota dividends—by companies and other entities incorporated in Argentina referred to in the Income Tax Law, to Argentine resident individuals and foreign beneficiaries will be subject to income tax at a 7% rate on profits accrued during fiscal years, resident undivided estates starting January 1, 2018 to December 31, 2019, and at a 13% rate on profits accrued in fiscal years starting January 1, 2020 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax should apply.

In addition, capital gains originated from the disposal of shares and other securities, including securities representing shares and deposit certificates, are subject to capital gains tax. Law No. 27,430 effective as of January 1, 2018, provides that capital gains obtained by Argentine resident individuals from the disposal of shares and GDSs are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.

Such law also provides that the capital gains tax applicable to non-residents for transactions entered into until December 30, 2017 is still due, although no taxes will be claimed to non-residents with respect to past sales of Argentine shares or other securities traded in the CNV’s authorized markets (such as GDSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. General Resolution (AFIP) No. 4,227, which came into effect on April 26, 2018, stipulates the procedures through which the income tax should be paid to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 was due on June 11, 2018.

In addition, Law No. 27,430 and Decree 279/2018 maintain the 15% capital gains tax (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by non-residents. However, non-residents are exempt from the capital gains tax on gains obtained from the sale of (a) Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV; and (b) depositary shares or depositary receipts issued abroad, when the underlying securities are shares (i) issued by Argentine companies, and (ii) with authorization of public offering. The exemptions will only apply to the extent the foreign beneficiaries reside in, or the funds used for the investment proceed from, jurisdictions considered as cooperating for purposes of fiscal transparency.

In case the exemption is not applicable and, to the extent foreign beneficiaries do not reside in, or the funds do not arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, a 35% tax rate on the net capital gain or at a 31.5% effective rate on the gross price should apply.

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

You might be unable to exercise preemptive or accretion rights with respect to the common shares underlying your GDSs.

Under Argentine corporate law, if we issue new common shares as part of a capital increase, our shareholders will generally have the right to subscribe for a proportional number of common shares of the class held by them to maintain their existing ownership percentage, which is known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed common shares of either the class held by them or other classes which remain unsubscribed at the end of a preemptive rights offering, on a pro rata basis, which is known as accretion rights. Under the deposit agreement, the GDS Depositary will not exercise rights on your behalf or make rights available to you unless we instruct it to do so, and we are not required to give that instruction. In addition, you may not be able to exercise the preemptive or accretion rights relating to the common shares underlying your GDSs unless a registration statement under the US Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the common shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the GDS Depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, US holders of common shares or GDSs may suffer dilution of their interest in our company upon future capital increases.

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

Our common shares are listed and traded on Bolsas y Mercados Argentinos ( “BYMA”) and our GDSs representing our common shares are listed on the New York Stock Exchange ( “NYSE”). Our principal executive offices are located at Bolivar 108 1st floor, Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina. Our headquarters are located at Moreno 877, (C1091AAQ), Ciudad Autónoma de Buenos Aires. Our telephone is +54 (11) 4323-7400. Our website is www.irsa.com.ar. Information contained in or accessible through our website is not a part of this annual report. All references in this annual report to this or other internet sites are inactive textual references to these URLs, or  “uniform resource locators” and are for your information reference only. We assume no responsibility for the information contained on these sites. Our Depositary Agent for the GDSs in the United States is The Bank of New York whose address is P.O. Box 358516 Pittsburgh, PA 15252-8516, and whose telephones are + 1-888-BNY-ADR for U. S. calls and + 1 - 201-680-6825 for calls outside U.S.

History

As a result certain acquisitions in 2014, we decided to divide our reporting into “Operations Center in Argentina” and an “Operations Center in Israel”. From the Operations Center in Argentina, the Company manages the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor Hospitality Trust Hotel REIT. From the Operations Center in Israel the Company manages the business related to IDBD and DIC.

Operations Center in Argentina

Shopping Malls (through our subsidiary IRSA CP)

We are engaged in the acquisition, development and management of Shopping Malls through our subsidiary IRSA CP (formerly Alto Palermo S.A. (APSA)) and its subsisiaries.

In 1994 we acquired, an interest in the historical building of Abasto de Buenos Aires, which had been developed by us, giving place to the opening of Abasto Shopping Mall in 1998. Likewise, in December 1994, we acquired an interest of 25% in the Mendoza Shopping Mall and in the subsequent years we increased our interest, reaching 100% during 2008. Subsequently, in March 1995, we acquired an interest of 50% in Alto NOA Shopping Mall (formerly Nuevo NOA), located in the city of Salta. In 1996, we acquired an additional 30% interest and in 2000 we completed the acquisition of the 100% interest over the Alto NOA Shopping Mall.

In 1997 and 1998, we added to our portfolio Paseo Alcorta, Alto Palermo, Alto Avellaneda, Buenos Aires Design and Patio Bullrich. In August 1998, jointly with Coto Centro Integral de Comercialización S.A., and through a public tender, we acquired a plot of land of 213,372 sqm for the development of a property in the City of Rosario, Province of Santa Fe, and on December 17, 1999 we acquired the ownership of our interest of the property and, towards the end of 2003 we started the construction of a shopping mall. On November 9, 2004 we opened such new shopping mall, called Alto Rosario Shopping.

On July 6, 1999, we acquired 94.623% of the common shares of Shopping Neuquén S.A., which owned a plot of land located in the city of Neuquén. Subsequently, in March 2015, we started the development of a shopping mall called Alto Comahue Shopping Mall over such plot of land. Alto Comahue Shopping Mall was the sixteenth shopping mall of our portfolio.

In December 2006, we started operating Córdoba Shopping, located in Villa Cabrera neighbourhood, in the City of Córdoba.

Likewise, in 2007 we started the construction of one of our more important projects, DOT Baires Shopping, a shopping mall and an office building located in the neighbourhood of Saavedra. In May 2009, we opened the DOT Baires Shopping Mall, which has four levels and three basement levels, consisting of a total area of 173,000 square meters, a hypermarket, a 100 screen multiplex cinema and a parking lot for 2,200 vehicles. Additionally, through IRSA CP, we are currently developing the project called  “Polo Dot”, which will consist of three office buildings (one of them may include a hotel) on land reserves we own through IRSA CP and the expansion of Dot Baires Shopping by approximately 15,000 square meters of gross leasable area.

In January 14, 2010, we acquired from Parque Arauco S.A. a 31.6% stake in IRSA CP, for a total purchase price of US$126 million. Consequently, we increased our shareholding in IRSA CP from 63.4% to 94.9%. On October 27, 2017, we completed the sale in the secondary market of 2,560,000 ADSs of IRSA CP, which represented 8.1% of IRSA CP. As of June 30, 2018, our holding in IRSA CP was 86.3%.

In August 2011, we acquired through our subsidiary IRSA CP, 50% of Nuevo Puerto Santa Fe S.A. ( “NPSF”) common shares, a corporation that is tenant of a building in which La Ribera Shopping was built and currently operates, located within Dique I of the port of the city Santa Fe.

In December 2014, we opened a new shopping mall, “Distrito Arcos, Premium Outlet.” Located in Palermo (City of Buenos Aires), this new project was established as an outlet with variety of premium brands in an open-air environment.

Currently, through our subsidiary IRSA CP, we are owners of 16 Shopping Malls in Argentina: Alto Palermo, Abasto Shopping, Alto Avellaneda, Alcorta Shopping, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping, Soleil Premium Outlet, Distrito Arcos, Alto NOA Shopping, Alto Rosario Shopping, Mendoza Plaza Shopping, Córdoba Shopping Villa Cabrera, La Ribera Shopping, Alto Comahue Sopping and Patio Olmos (operated by a third party).

Offices

We own, develop and manage office buildings throughout Argentina, directly and indirectly through our subsidiary IRSA CP.

During 2005, attractive prospects in office business led us to make an important investment in this segment by acquiring Bouchard 710 building in fiscal year 2005, covering 15,014 square meters of rentable premium space.

During 2007, we made several significant acquisitions in the Offices segment. We purchased Bouchard Plaza building, also known as “Edificio La Nación,” located in the downtown of the City of Buenos Aires, and during 2015, we completed the sale of all of the floors in Edificio La Nación, remaining in the portfolio 116 parking spaces for rent. In 2007, we also bought Dock del Plata building with a gross leasable area of 7,921 square meters, located in the exclusive area of Puerto Madero, already sold in its entirety, in December 2015. In addition, we acquired a 50% interest in an office building including current leases with a gross leasable area of 31,670 square meters, known as Torre BankBoston, which is located in Buenos Aires, and was designed by the recognized architect Cesar Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur). We currently have a 47% ownership interest in this building.

In 2007, through Panamerican Mall S.A. (“PAMSA”), subsidiary of IRSA CP, we started the construction of one of our most important projects called “Polo Dot”, a Shopping Mall and an Offcie Building located in Saavedra neighbourhood, at the intersection of Avenida General Paz and the Panamerican Highwa. This Office Buildong was opened in July 2010, which ment our landing on the growing corridor of rental offices located in the North Zone of Buenos Aires. Likewise, we are currently developing an office building of 11 floors of approximately the entire surface. For more information about this development, please see “Sales and Developments”.

In April 2008, we acquired one of the most emblematic building in the City of Buenos Aires, known as “Edificio República”. This property, also designed by the architect César Pelli, is a premium office building in the downtown area of the City of Buenos Aires, which added approximately 19,885 gross leasable square meters to our portfolio.

In December 2014, we renamed Alto Palermo S.A. into IRSA Commercial Properties S.A., and we transferred 83,789 square meters of five buildings of our premium office portfolio to it. The premium office buildings transferred included Edificio República, Torre Bank Boston, Edificio Intercontinental Plaza, Edificio Bouchard 710 and Edificio Suipacha. We also transferred to IRSA CP the reserve of land known as Intercontinental II, adjoining Edificio Intercontinental Plaza, which has potential for the development of 19,597 m2. In this way, we concentrate Real Estate activities in Argentina.

On June 5, 2017, the Company through IRSA CP, reported the acquisition of the historic Philips Building, adjacent to the Dot Baires Shopping Mall, located in Saavedra neighbourhood in the City of Buenos Aires. The building count with a total gross leasable area of approximately 8,007 square meters and with construction capacity (FOT) of additional 18,000 square meters. The acquisition price was US$ 29 million, which has been entirely been paid.

Sales and developments

Since 1996, we have also expanded our operations to the residential real estate market through the development and construction of apartment tower complexes in the City of Buenos Aires and through the development of private residential communities in the greater Buenos Aires.

We own an important 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires, called “Solares de Santa María”. We are owners of this property in which we aim to develop an entrepreneurship for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots. On October 30, 2012 a new agreement was executed with the Government of the City of Buenos Aires, replacing all those already executed, whereby new obligations were agreed upon between the parties for the consummation of the project. To that end, such Agreement, as well as the previous ones, shall be countersigned and approved by the Legislative Branch of the City of Buenos Aires by enacting a bill that is attached to the project. The docket containing the Bill of Law was reserved and is pending such legislative treatment.

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

In March 2011, we bought the Nobleza Piccardo warehouse, through a subsidiary in which we have a 50% stake. This property is located in the city of San Martín, Province of Buenos Aires, and due to its size and location represents an excellent venue for the future development of different segments. The total plot area is 160,000 square meters with floor area of 81,786 square meters. We are currently working in a draft project for the development of a thematic Shopping Mall named “Hipercentro para el Hogar” to be constructed in the existing main warehouse. The project will involve 50,000 sqm, divided into 30,000 sqm for a shopping mall and 20,000 sqm for parking. Simultaneously, we are workin jointly a urban development firm in an integral plan to design the remaining areas. Currently, tha construction capacity of the area is of 500,000 square meters, that may have commercial uses or may be used for the construction of residential properties.

We are currently developing the project called “Polo Dot,” through PAMSA, subdsidiary of IRSA CP, located in the commercial complex adjoining to Dot Baires Shopping Mall. The project will consist of three office buildings (one of them may include a hotel) on land reserves we own through IRSA CP and the expansion of Dot Baires Shopping by approximately 15,000 square meters of gross leasable area. In the first phase, we will develop an 11-floor office building expansion with an area of approximately 32,000 square meters, in respect of which we have already executed lease agreements for approximately the entire available leasable area. The second stage of the project consists of two office/ hotel buildings that will add 38,400 square meters of GLA to the complex. We have noticed animportant demand for premium office spaces in this new commercial center and we are confident that we will be able to generate a quality enterprise similar to the ones that the company has done in the past with attractive income levels and high occupancy.

Likewise, we are moving forward with the construction of Catalinas Building wich is expected to have approximately 35,000 square meters of gross leasable area consisting of 30 office floors and more than 300 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought after neighborhoods for premium office development in Argentina. IRCP acquired from us certain units in the building representing approximately 45% of the value of the development the signing of the deed is pending. On December 4, 2015, we sold to Globant S.A. 4,636 square meters corresponding to four office floors. Construction work started in late 2016, and is currently expected to be completed in approximately threeyears. As of June 30, 2018, we had completed 16% of the construction work.

On March 22, 2018 we acquired though IRSA CP, directly and indirectly, 100% of a land of approximately 78,000 square meters of surface located in Camino General Belgrano, between 514 street, avenue 19 and 511 street, in La Plata, Province of Buenos Aires. The objective of this acquition is to develop a mix uses project given that the land offers location and scale adequate characterics for the commercial development in a place of great potential.

Hotels

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel near Bariloche Province of Rio Negro and 76.3% in the Intercontinental Hotel in the City of Buenos Aires. In 1998, we also acquired Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest in it to an affiliate of Sheraton Hotels.

International

In July 2008, we decided to expand internationally into the United States, taking advantage of certain investment opportunities generated after the global financial crisis. We acquired a 49% interest in Metropolitan 885 3rd Ave ("Metropolitan"), whose main asset is a 34-story building with 59,000 sqm of gross leasable area named Lipstick Building, located at 885 Third Avenue, New York.

Since August, 2009, we acquired a 12.8% interest of Hersha Hospitality Trust (“Hersha”) for approximately US$60.0 million. Hersha is a U.S. Real Estate Investment Trust (“REIT”), listed in NYSE, which owns participations in hotels throughout the United States. By 2014, we had sold all of our interest in that REIT at prices by common share that almost doubled the amount invested, reaching very important gains.

In December 2010, we acquired a 49% interest in the entity that then owned the building located at 183 Madison Avenue, New York, for a purchase price of US$85.1 million. In November 2012, we increased our participation by an additional 25.5%, to 74.5% of the outstanding share capital. In September 2014, through our subsidiary Rigby 183 LLC, we completed the sale of 183 Madison Avenue, for a sale price of US$185 million.

In March 2012, we entered into an agreement with Supertel Hospitality Inc. (“Supertel”) whereby we acquired 3,000,000 convertible preferred shares in which we invested approximately US$20 million. Supertel is a U.S. REIT listed on Nasdaq, which began operations in late 70s and in 1994 completed its initial public offering. During 2015, it appointed a new CEO who is working on the relaunching of the company. It has also changed its name to “Condor Hospitality Trust” (“Condor”) and its symbol on NYSE to “CDOR”. Condor is a REIT listed in Nasdaq focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises.

Others

In 1999, we acquired 2.9% of the shares of Banco Hipotecario. Over the years, we have acquired additional common shares increasing our interest to 29.9% as of the date of this annual report.

Operations Center in Israel

During Fiscal Year 2014 we invested in the Israeli market, particularly in a company named IDB Development Corporation Ltd. On October 11, 2015, the Company obtained control of the Israeli company IDBD and it began to include it in its Consolidated Financial Statements. In November 2017, Dolphin IL, subsidiary of Dolphin Netherlands B.V., subscribed the definitive documents for the acquisition of the entire share of IDBD in DIC. As of June 30, 2018, our indirect interest in IDBD is of 100% and in DIC is 76.57% (as of the date of this annual report we owned indirectly 77.92% of DIC, for more information see "Recent Developments").IDBD and DIC participates, through its subsidiaries, associates, joint ventures and other investments, in numerous markets and industry sectors in Israel and other countries, including real estate (PBC), supermarkets (Shufersal), insurance (Clal), and telecommunications (Cellcom), among others. IDBD is registered with the Tel Aviv Stock Exchange (“TASE”) as a “Debentures Company” pursuant to Israeli law, as it has publicly listed bonds. DIC is registered in TASE and also has publicly listed bonds.

Significant acquisitions, dispositions and development of business

Operations Center in Argentina

Sale of ADS and shares from IRSA CP

During October 2017 and February 2018, IRSA and its subsidiaries completed the sale in the secondary market of 10,420,075 ordinary shares of IRSA CP, par value Ps.1 per share, represented by American Depositary Shares (“ADSs”), representing four ordinary shares each, which represents nearly 8.2% of IRSA CP capital for a total amount of Ps.2,489 million (US$ 140 million). After the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.3%. This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps.272 million, net of taxes.

Acquisition of Philips Building

On June 5, 2017, we acquired,through IRSA CP, the Philips Building located in Saavedra, Autonomous City of Buenos Aires, next to the DOT Shopping Mall. The building has a constructed area of 7,755 square meters and is intended for office development and lease. The acquisition price was US$ 29 million, which was fully paid up as of June 30, 2017. Furthermore, IRSA CP has signed a bailment contract with the seller for a term of 7 months and 15 days, which has expired automatically on January 19, 2018.

Operations Center in Israel

Purchase of DIC shares by Dolphin

For details regarding the Reduced Centralization Act and its connection with the Purchase of DIC Shares by Dolphin, please see "Operations Center in Israel – Risks relating to Israel".

In November 2017, Dolphin IL, a subsidiary of Dolphin subscribed final documents for the acquisition of the total shares owned by IDBD in DIC. Dolphin is a subsidiary of the Company in which we own a 91.57% equity interest.

Dolphin IL agreed to pay an amount of NIS 1,843 million (equivalent to NIS 17.20 per share of DIC) of which NIS 70 million in cash (were paid equivalent to Ps.348 million as of the date of the transaction) and NIS 1,773 million (equivalent to Ps.8,814 million as of the date of the transaction) to be paid in five years, with the option to extend such maturity for three additional years in tranches of one year each such outstanding balance accrues interests of 6.5% annually, which will increase by 1% annually for each one year extension. Furthermore, Dolphin has guaranteed in favor of IDBD, IDBD bondholders and their creditors, through pledges of different degree of privilege over DIC shares purchase. Moreover, a pledge will be granted in relation to 9,636,097 (equivalent to 6.38%) of the shares of DIC that Dolphin currently holds in the first degree of privilege in favor of IDBD and in second degree of privilege in favor of IDBD's creditors. This transaction has no effect in the Company consolidation structure and has been accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps.114 million.

Purchase of IDBD shares to IFISA

In December 2017, Dolphin, executed a stock purchase agreement for all of the shares of IDBD held IFISA, an affiliate of the Company, which amounted to 31.7% of the capital stock of IDBD. Since that date, Dolphin holds the 100% of IDBD's shares.

The transaction was made at a price of NIS 398 million (equivalent to NIS 1.894 per share and approximately to Ps.1,968 million as of the date of the transaction). As consideration for the transaction all the outstanding receivables from IFISA to Dolphin were canceled plus a payment of US$ 33.7 million (equivalents to Ps.588 million as of the date of the transaction). This transaction was accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps.2,923 million.

Interest increase in DIC

On September 23, 2016, Tyrus, a subsidiary of the Company, acquired 8,888,888 of DIC’s shares from IDBD for a total amount of NIS 100 million (equivalent to Ps.401 million as of that date), which represent 8.8% of the Company’s outstanding shares at such date.

During March 2017, IDBD exercised all of DIC’s Series 5 and 6 warrants for nearly NIS 210 million (approximately equivalent to Ps.882 million as of that date), thereby increasing its direct interest in DIC to nearly 70% of such company’s share capital as of that date and the Group's equity interest to 79.47%. Subsequently, third parties not related to us, exercised their warrants, thus diluting our interest in DIC to 77.25%. This transaction was accounted for as an equity transaction generating a decrease in equity attributable to the controlling shareholder in the amount of Ps.413 million.

Partial sale of Clal

On each of May 1, 2017, August 30, 2017, January 1, 2018 and in May, 2018, pursuant to the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD transferred 5% of its stake in Clal through a swap transaction. The consideration was set at an aggregate amount of approximately NIS 644.5 million (equivalent to approximately Ps.3,228 million considering exchange date at each date). As a consequence of the completion of there transactions, IDBD’s interest in Clal was reduced to 34.8% of its share capital.

Agreement for acquisition of New Pharm Drugstores Ltd. ("New Pharm") acquisition

On April 6, 2017, Shufersal entered into an agreement with Hamashbir 365 Holdings Ltd. for the purchase of the shares of New Pharm, representing 100% of that New Pharm’s share capital ("the shares sold").

In September 2017, the Antitrust Commissioner (the “Commissioner”) reached a decision, according to which approval was given for Shufersal’s merger with New Pharm, subject to certain conditions, which primarily include a requirement for the sale of nine New Pharm stores to one buyer, who will be approved by the Commissioner in advance, and the sale of one Shufersal store to another entity. The Commissioner’s decision included the stipulation, inter alia, that the buyer of the drug stores will operate, in each of them, drug stores for a period of no less than eighteen months, and that the buyer of the Shufersal store will operate therein a drug store or a food store for a period of no less than eighteen months. Additionally, Shufersal and New Pharm were forbidden to acquire control of any of the transferred stores within 5 years after the date of the transfer.

On December 20, 2017, the transaction was completed and Shufersal became the sole shareholder of New Pharm prior to the sale of a Shufersal store and approval of the transaction by the antitrust commission. The price paid, net of the respective adjustments to the transaction price, was NIS 126 million (equivalent to Ps.630 million at the date of the transaction).

The following table summarizes the consideration and fair market value of the acquired assets and the liabilities assumed from New Pharm:

December 2017
(in million of Ps.)
Fair value of identifiable assets and assumed liabilities:
Properties, plant and equipment	200
Inventories	380
Trade and other receivables	335
Cash and cash equivalents	25
Borrowings	(260)
Trade and other payables	(930)
Employee benefits	(25)
Provisions	(15)
Total net identifiable assets	(290)
Goodwill (pending allocation)	920
Total	630

If New Pharm had been acquired since the beginning of the year, the Group's consolidated statement of income for the year ended June 30, 2018 would show a net pro-forma discontinued operations result of Ps.12,189 million.

Increase of interest in Cellcom

On June 27, 2018, Cellcom sold shares of its capital for a gross total of NIS 280 million (approximately Ps.2,212 million as of that date). DIC took part in such raise by acquiring 6,314,200 shares for a total amount of NIS 145.9 million (approximately Ps.1,152 million). In addition, on June 26, 2018, DIC engaged in a swap transaction with a bank institution for 1,150,000 shares of Cellcom from third parties. The following are the main characteristics of the transaction:

●
DIC has the voting rights but not the economic rights over the shares under the swap transaction;

●
The maturity of the swap is 90 days; and

●
The impact in results of the swap transaction is the difference of the price per share between the subscription date and the date of its cancellation.

After the abovementioned transactions the equity interest that DIC has on Cellcom rose from 42.0% to 43.1% and the percentage of voting rights rose from 45.4% to 46.1% without considering the swap transaction.

Negotiations between Israir Airlines & Tourism Ltd. ("Israir") and Sun d’Or International Airlines Ltd. ("Sun d’Or")

On July 2, 2017, IDB Tourism enter into an agreement with Sun d’Or, a subsidiary of El Al Israel Airlines Ltd. ("El Al") for the sale of Israir. However following the application for anti-trust approval in Israel, such transaction was rejected by the Antitrust Commission on January 10, 2018. On March 29, 2018, the parties to the agreement filed an appeal against the Anti-trust Authority’s decision and on June 20, 2018, the Acquisition Agreement was cancelled and at the parties' request, the Court dismissed the appeal without giving an order regarding expenses.

As a consequence of this process, our audited Financial Statements record the investment in Israir as assets and liabilities held for sale, and a loss of nearly NIS 56 million (approximately equivalent to Ps.231 million as of December 31, 2016 when it was reclassified to discontinued operation), as a result of measuring these net assets at the estimated recoverable value. The Group is evaluating the reasons for the objection and has appealed this decision. The group evaluated that the criteria to continue classifying the investment as discontinued operations as established by IFRS 5 are maintained.

Changes of interest in Shufersal

During the fiscal year ended June 30, 2017, DIC through several transactions increased its interest in Shufersal capital stock by 7.7% upon payment of a net amount of NIS 235 million (equivalent to approximately Ps.935 million) and in March 2017, DIC sold 1.38% of Shufersal for an amount of NIS 50 million (equal to Ps.210 million as of that date). Additionally, on December 24, 2017, DIC sold Shufersal shares, decreasing its stake from 53.30% to 50.12%. The consideration with respect to the sale of the shares amounted to NIS 169.5 million (equivalent to Ps.847 million on the day of the transaction). Both transactions were accounted for as an equity transaction generating an increase in the equity attributable to the controlling shareholder in the amount of Ps.287 million and Ps.385 million respectively.

On June 16, 2018, DIC announced the sale of a percentage of its stake in Shufersal to institutional investors. The same was completed on June 21, 2018. The percentage sold amounted to 16.56% and the net amount charged was approximately NIS 848 million (equivalent to Ps.6,420 million on the day of the transaction), consequently DIC lost control of Shufersal, so we deconsolidated the subsidiary on that date.

Below are the details of the sale:

June 30, 2018
(in million of Ps.)
Cash received	6,420
Remediation of the fair value of the remaining interest	13,164
Total	19,584
Net assets disposed including goodwill	(8,501)
Gain from the sale of a subsidiary, net of taxes (*)	11,083

(*) Includes Ps.2,643 million as a result of the sale and Ps.8,440 million as a result of the remeasurement at the fair value of the new stake.

The following table details the net assets disposed:

June 30, 2018
(in million on Ps.)
Investment properties	4,489
Property, plant and equipment	29,001
Intangible assets	7,108
Investments in associates and joint ventures	401
Restricted assets	91
Trade and other receivables	12,240
Investments in financial assets	2,846
Derivative financial instruments	23
Inventories	6,276
Cash and cash equivalents	5,579
TOTAL ASSETS	68,054
Borrowings	21,310
Deferred income tax liabilities	2,808
Trade and other payables	23,974
Provisions	447
Employee benefits	1,279
Salaries and social security liabilities	2,392
Income tax and MPIT liabilities	8
TOTAL LIABILITIES	52,218
Non-controlling interest	7,335
Net assets disposed including goodwill	8,501

Sale of Adama

On August 2016, Koor and with subsidiary of ChemChina entered into an agreement to sale and transfer 40% of the outstanding shares of Adama owned by Koor. The US$ 230 million in cash plus the outstanding total repayment of the non-recourse loan and its interests, which had been granted to Koor by a Chinese bank. On November 22, 2016, the sale transaction was closed. As of June 30, 2017, we recorded a gain of Ps.4,216 million pursuant to the sale. Our share in the results of Adama was retrospectively classified as discontinued operations in the Consolidated Statements.

Partial sale of equity interest in PBC

DIC sold 12% of its equity interest in PBC for a total consideration of NIS 217 million (equivalent to approximately

Ps.810 million). As a result, DIC’s interest in PBC declined to 64.4%. This transaction was accounted for as an equity transaction generating an increase in equity attributable to the controlling shareholder in the amount of Ps.34 million.

Partial sale of equity interest in Gav Yam

On December 5, 2016, PBC sold 280,873 shares of its subsidiary Gav-Yam Land Corporation Ltd. for an amount of NIS 391 million (equivalent to Ps.1,616 million as of that date). As a result of this transaction, the equity interest decreased to 55.06%. This transaction was accounted for as an equity transaction generating an increase in equity attributable to the controlling shareholder in the amount of Ps.184 million.

Recent Developments:

Operations Center in Argentina

Shareholders’ Meeting

Our 2018 annual meeting of shareholders was held on October 29, 2018 and it was decided, among others:

●
Allocate Ps. 4,983,567,387 of net income for the fiscal year ended June 30, 2018 to: (i) Payment of a dividend in shares of IRSA CP for up to a total amount of Ps.1,412 million to be distributed to our shareholders pro-rata of their interest in IRSA; and (ii) The constitution of a special reserve that may be used for new projects according to the business development plan of IRSA, to the distribution of dividends, or for the cancellation of other commitments, delegating the Board of directors the ability to apply such reserve to any of such purposes;

●
Allocate Ps.16,538,338,620 of net income for fiscal year ended June 30, 2017 which hadn’t been used, to the constitution of a special reserve that may be used for to new projects according to the business development plan of IRSA, or to the distribution of dividends;

●
Approve remuneration to the board of directors for the amount of Ps. 140,599,334 for the fiscal year enden June 30, 2018;

●
Approve remuneration to the Supervisory Committe for the amount of Ps. 900,000 for the fiscal year ended June 30, 2018;

●
Re-elect regular and alternate directors due to expiration of term;

●
Amend Section Eighth (in relation to the Issuance of Shares), Ninth (as regards Tender Offers), Eleventh (as regards Negotiable Obligations), and Twenty-Second (as regards the Audit Committee) of the By Laws;

●
(i) Renew the delegation to the board of directors of the broadest powers to determine all the terms and conditions not expressly approved by the shareholders’ meeting as well as the time, amount, term, placement method and further terms and conditions of the various series and/or tranches of notes issued under the Global Note Program for the issuance of simple, non-convertible notes, secured or not, or guaranteed by third parties, for a maximum outstanding amount of up to US$350,000,000 (three hundred and fifty million US dollars) (or its equivalent in any other currency) approved by the shareholders’ meeting held on October 31, 2017 (the “Program”); (ii) authorize for the board of directors to (a) approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the creation of the program and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and secure authorization by the Argentine Securities Commission to carry out the public offering of such notes; (c) as applicable, apply for and secure before any authorized securities market of Argentina and/or abroad the authorization for listing and trading such notes; and (d) carry out any proceedings, actions, filings and/or applications related to the creation of the program and/or the issuance of the various series and/or tranches of notes under the program; and (iii) authorize for the board of directors to sub-delegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members;

●
Approve (i) a budget of up to Ps. 12,184,000 for the hiring of specialists to collaborate with the development of the Compliance and Corporate Governance program; and (ii) approve a budget of up to Ps. 300,000 to apply to certain advisory and consulting tasks that will be required during the next fiscal year for a more exhaustive control of the subsidiaries of IRSA ..

Payment of dividends by IRSA CP

At IRSA CP´s shareholders’ meeting held on October 29, 2018, IRSA CP´s shareholders approved a dividend of up to Ps.545 million.

Acquisition of Maltería Hudson by IRSA CP

In July 2018, IRSA CP announced the acquisition, of a property of 147,895 square meters of surface which includes a building of approximately 40,000 sqm known as “Maltería Hudson”, located in the intersection of Route 2 and Buenos Aires - La Plata highway, in the City of Hudson, Province of Buenos Aires. The price of the operation was set at the amount of US$ 7.0 million.

Moreover, we entered into an agreement to buy the two adjoining properties to “La Maltería” of approximately 49,000 sqm and 57,000 sqm respectively, for a total amount of US$720,825.

In addition, IRSA CP granted an option ta a non-related third party to buy from us between 15% to 30% of the outstanding shares of “La Maltería S.A.” at the acquisition price plus a certain interest for a six month period.

The purpose of this acquisition is the future development of a mixed-use project.

Operations Center in Israel

Extension of Swap Transaction in Connection with Cellcom

In connection to the sale of shares of Cellcom, DIC entered into a swap financial transaction (the “Swap Transaction”) with a banking institution, in connection with 1,150,000 ordinary shares with a par value of NIS 0.01 each of Cellcom. On September 26, 2018, DIC extended such Swap Transaction in connection with 200,000 of additional shares, until December 30, 2018, under identical conditions, and at a price per share which was the closing price of Cellcom stock on the TASE on the last trading day before the extension of the Swap Transaction, in the amount of 24.75 per share. It is noted that the Swap Transaction is a differential transaction only, in which the Swap Shares will be owned by DIC, although it will not be entitled to any returns in respect thereof (if any). In accordance with international accounting standards, the aforementioned transaction will have no impact on DIC’s results, save for the payment of transaction costs in a negligible sum.

IDBD’s Agreement with Bank Hapoalim, with regard to its holdings in Clal Insurance Enterprises Holdings Ltd.

In connection with a shareholders agreement between IDBD and Bank Hapoalim Ltd. (“Bank Hapoalim”), with respect to approximately 9.47% of the shares of Clal held by Bank Hapoalim, in which, inter alia, IDBD was given right of first refusal regarding the sale of the shares of Clal by Bank Hapoalim, IDBD reported on October 16, 2018, that IDBD and Bank Hapoalim signed an agreement pursuant to which IDBD was given a period of time to find several buyers with whom Bank Hapoalim will engage, subject to any applicable law, in transactions for the sale of (all of) the sold shares, at a price of NIS 62 per share, in over the counter transactions which will not be made subject to conditions, and which will be completed on a single date, and no later than November 10, 2018. If the transaction for the sale of shares of Clal has not been completed by November 10, 2018, Bank Hapoalim will be entitled to sell them. It was further determined in the agreement that the shareholders agreement will be canceled on the earlier of either the sale date or November 10, 2018.

It is noted that IDBD is evaluating the possibility of engaging in swap transaction(s) with banking institutions in connection with the sold shares, under the same principles which applied to previous swap transactions which IDBD performed with respect to shares of Clal which were held by it in the months May 2017, August 2017, January 2018, May 2018 and August 2018 (together, approximately 25% of the shares of Clal).

IDBD clarified that there is no certainty regarding the execution of the aforementioned transaction, including regarding the sale of the sold shares in accordance with the agreement, and the performance of swap transactions in connection therewith by IDBD.

As of October 17, 2018, IDBD’s holdings in Clal amounts to approximately 29.8% (of which, approximately 24.8% through the trustee), and in swap transactions with respect to the shares of Clal - a rate of approximately 25%.

Sale of Clal’s shares

On September 4, 2018, the Company informed that pursuant to the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel to the Trustee regarding the guidelines related to the sale of Clal shares, on August 30, 2018, IDBD sold 5% of its stake in Clal through a swap transaction, in accordance with the same principles that applied to the swap transaction made and informed to the market on 2017 and 2018. The transaction was set at an amount of approximately NIS 173.0 million. After the completion of the transaction, IDBD’s interest in Clal was reduced to 29.8% of its share capital. In addition, IDBD is entitled to a potencial result, in the framework of swap transactions, which amounts to 25% of Clal’s shares.

Agreement to sell plot of land in USA

In August 2018, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of US$ 18 million (approximately Ps. 673 millions). As of June 30, 2018 the book value of the plot of land was classified as assets held for sale according to IFRS 5 conditions.

Acquisition of DIC´s shares

On July 6, 2018, we acquired, through a subsidiary, 2,062,000 shares of DIC, representing 1.36% of its share capital, for an amount of NIS 20,001,400, Following the completion of the transaction, our direct and indirect stake in DIC increased to to 77.92% of its share capital.

B. Business Overview

Operations and principal activities

Founded in 1943, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or the “Company”) is one of Argentina’s leading real estate companies and the only Argentine real estate company whose shares are listed both on BYMA and on the NYSE.

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

On October 11, 2015, the Company obtained control of the Israeli company IDBD and it began to include it in its Consolidated Financial Statements. In November 2017, Dolphin IL, subsidiary of Dolphin Netherlands B.V., subscribed the definitive documents for the acquisition of the entire participation of IDBD in DIC. As of June 30, 2018, our indirect interest in IDBD is of 100% and in DIC is 76.57% and as of the date of this annual report we owned indirectly 77.92% of DIC, for more information see "Recent Developments."

IDBD and DIC participate, through its subsidiaries, associates, joint ventures and other invevopstments, in numerous markets and industry sectors in Israel and other countries, including real estate (PBC), supermarkets (Shufersal), insurance (Clal), and telecommunications (Cellcom), among others. IDBD is registered with the TASE as a “Debentures Company” pursuant to Israeli law, as it has publicly listed bonds. DIC is registered in TASE and also has publicly listed bonds.

As a result of the consolidation of this investment in the company’s financial statements, we decided to break down reporting into an Operations Center in Argentina and an Operations Center in Israel. From the Operations Center in Argentina, the Company manages the businesses in Argentina and the international investments in the Lipstick Building in New York and the Condor Hospitality Trust Hotel REIT. From the Operations Center in Israel the Company manages the business related to IDBD and DIC.

Operations Center in Argentina

We operate our business in Argentina through six reportable segments, namely “Shopping Malls,” “Offices” “Sales and Developments,” “Hotels,” “International” and “Corporate” and “Others” as further described below:

Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprised of lease and service revenue from tenants. Our Shopping Malls segment had assets of Ps.40,550 million and Ps.28,878 million as of June 30, 2018 and 2017, respectively, representing 61.0% and64.3% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Shopping Malls segment generated operating income of Ps.14,060 million and operating income Ps.4,258 million for the fiscal years ended June 30, 2018 and 2017, respectively, representing 61.4% and 65.8% of our consolidated operating income in Argentina for such years, respectively.

Our “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities. Our Offices segment had assets of Ps.13,174 million and Ps.7,499 million as of June 30, 2018 and 2017, respectively, representing and 19.8% and 16.7% of our operating assets for the Operations Center in Argentina at such dates, respectively. Our Offices segment generated an operating income of Ps.5,343 million and operating income of Ps.1,636 million for the fiscal years ended June 30, 2018 and 2017, respectively, representing 23.3% and 25.3% of our consolidated operating income for the Operations Center in Argentina for such years, respectively.

Our “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of Ps.10,878 million and Ps.5,468 million as of June 30, 2018 and 2017, respectively, representing 16.4% and 12.2% of our operating assets for the Operations Center in Argentina for both years. Our Sales and Developments segment generated an operating income of Ps.4,785 million and Ps.822 million for the financial years ended June 30, 2018 and 2017, respectively, representing 20.9% and 12.7% of our consolidated operating income for the Operations Center in Argentina for such years, respectively.

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of Ps.172 million and Ps.167 million as of June 30, 2018 and 2017, respectively, representing 0.3% and 0.4% of our operating assets for the Operations Center in Argentina, respectively. Our Hotels segment generated an operating income of Ps.25 million and Ps.6 million for the fiscal years ended June 30, 2018 and 2017, respectively, representing 0.1% and 0.1% of our consolidated operating income for the Operations Center in Argentina for such years.

Our “International” segment includes investments that mainly operate in the United States in relation to the lease of office buildings and hotels in that country. We intend to continue evaluating investment opportunities outside Argentina as long as they are attractive investment and development options. Our International segment had assetsof Ps.(1,651) million and Ps.572 million as of June 30, 2018 and 2017, respectively, representing and (2.5)% and 1.3% of our operating assets for the Operations Center in Argentina for such years. Our International segment generated operating losses of Ps.(1,992) million and operating losses of Ps.(212) million for the fiscal years ended June 30, 2018 and 2017, respectively, representing (8.7)% and (3.3)% of our consolidated operating income for the Operations Center in Argentina for such years, respectively.

“Corporate” .. Since fiscal year 2018, we have decided to disclose certain corporate expenses related to the holding structure in a separate  “Corporate” segment. This segment generated a lose of Ps.(151) million and Ps.(132) million during fiscal years 2018 and 2017, respectively.

Our  “Others” primarily includes the entertainment activities through La Arena and La Rural S.A. and the financial activities carried out by Banco Hipotecario and Tarshop S.A. (“Tarshop”). As of June 30, 2018, our investment in Banco Hipotecario generated a profit of Ps.619 million. Tarshop is a company specialized in the sale of consumer financing products and cash advances to non-banking customers. Our Others segment had assets of Ps.3,320 million and Ps.2,301 million as of June 30, 2018 and 2017, respectively, representing 5.0% and 5.1% of our operating assets for the Operations Center in Argentina, respectively. Our Others segment generated an operating income of Ps.837 million and operating income of Ps.92 million for the fiscal years ended June 30, 2018 and 2017, respectively, representing 3.7% and 1.4% of our consolidated operating income for the Operations Center in Argentina for such years.

Operations Center in Israel

We operate our business in Israel through six reportable segments, namely “Real Estate,” “Supermarkets,” “Telecommunications,” “Insurance,” “Corporate” and “Others” as further described below:

Our “Real Estate” segment mainly includes assets and operating income derived from business related to the subsidiary PBC. PBC is engaged, independently and through its subsidiaries and associate companies, some of which are public companies, in various areas of the real estate industry in Israel and abroad. The main operating segments of PBC include the revenue-generating properties segment - its core activity - and the residential construction segment. PBC is also engaged in the agriculture segment, throught its investment in an associate (Mehadrim). Our Real Estate segment had net operating assets of Ps.29,836 million and Ps.15,327 million as of June 30, 2018 and 2017, representing 58.1% and 64.6% of our net operating assets for the Operations Center in Israel at such years, respectively. Our Real Estate segment generated operating income of Ps.5,344 million and of Ps.2,557 million for the fiscal years ended June 30, 2018 and 2017, respectively, representing 77.3% and 76.8% of our consolidated operating income for the Operations Center in Israel for such years, respectively.

Our “Supermarkets” segment includes assets and operating income derived from the business related to the former subsidiary (due to the loss of control in June 2018. See note 4 to the consolidated financial statements) Shufersal, reclassified to discontinued operations in the current year. Shufersal operates both directly and through its investee corporations, and owns the largest supermarket chain in Israel in terms of sales volume. Our Supermarkets segment had operating assets of Ps.13,304 million (corresponds to the value of the associate) and Ps.9,282 million as of June 30, 2018 and 2017, representing 25.9% and 39.1% of our operating assets for the Operations Center in Israel at such years, respectively. Our Supermarkets segment generated operating income (which is included in discontinued operations) of Ps.2,287 million and an operating income of Ps.1,837 million for the fiscal years ended June 30, 2018 and 2017, respectively.

Our “Telecommunications” segment includes assets and operating income derived from the business related to our subsidiary Cellcom. Cellcom is a provider of communication services, which offers to its customers primarily mobile communication services, landline telephone services, international telephone services, internet connectivity services and associated services, and beginning in December 2014, also television over internet services. Our Telecommunications segment had net operating assetsof Ps.10,993 million and 6,616 million as of June 30, 2018 and 2017, representing 21.4% and 27.9% of our net operating assets for the Operations Center in Israel at such years, respectively. Our Telecommunications segment generated operating losses of Ps.(196) million and Ps.(253) million for the fiscal years ended June 30, 2018 and 2017, respectively, representing (2,8)% and (7,6)% of our consolidated operating income for the Operations Center in Israel for such years, respectively.

Our “Insurance” segment includes the investment in Clal. Clal is a holding company which is primarily engaged in the insurance, pension and provident funds segments, and in the holding of assets and real and other related businesses (such as insurance agencies), and which constitutes one of the largest insurance groups in Israel. Our Insurance segment had operating assets (liabilities), net of Ps.11,040 million and Ps.8,562 million as of June 30, 2018 and 2017, representing 21.5% and 36.1% of our operating assets for the Operations Center in Israel at such years, respectively.

Our “Corporate” segment includes the the assets and operating results providing from the activities vinculated with the holding companies of the Operating Center in Israel, IDBD and DIC. Our Corporate segment had net operating assets of Ps.(47,343) million and (18,971) million as of June 30, 2018 and 2017. Our Corporate segment generated operating income of Ps.60 million and operating losses of Ps.(432) million for the fiscal years ended June 30, 2018 and 2017, respectively, representing 0.9% and (13.0)%, of our consolidated operating income for the Operations Center in Israel for such years, respectively.

Our “Others” segment includes the assets and income derived from other diverse business activities, such as technological developments, oil and gas assets, electronics, and others. Our Others segment had net operating assets of Ps.33,520 million and 2,913 million as of June 30, 2018 and 2017. Our Others segment generated operating losses of Ps.(582) million and operating losses of Ps.(380) million for the fiscal years ended June 30, 2018 and 2017, respectively, representing (8.4)% and (11.4)%, of our consolidated operating income for the Operations Center in Israel for such years, respectively.

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

Operations Center in Argentina

Shopping Malls

Our main purpose is to maximize our shareholders’ profitability. By using our know-how in the shopping mall industry in Argentina as well as our leading position, we seek to generate a sustainable growth of cash flow and to increase the long-term value of our real estate assets.We attempt to take advantage of the unsatisfied demand for purchase in different urban areas of the region, as well as of our customers’ purchase experience. Therefore, we seek to develop new shopping malls in urban areas with attractive prospects for growth, including Buenos Aires’ Metropolitan area, some cities in the provinces of Argentina and possibly, other places abroad. To achieve this strategy, the close business relationship we have had for years with more than 1000 retail companies and trademarks composing our selected group of tenants is of utmost importance, as it allows us to offer an adequate mix of tenants for each particular case.

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

Sales and Developments

We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering green spaces for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads andother basic infrastructure such as electric power and water, and then selling lots for the construction of residential units. After the economic crisis in 2001 and 2002, the scarcity of mortgage financing restricted the growth in middle class home purchases, and as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases. Furthermore, we seek to continue to acquire undeveloped land at attractive locations inside and outside Buenos Aires for the purpose of their appreciation for subsequent sale. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

International

In this segment, we seek investments that represent an opportunity of capital appreciation potential in the long term. After the international financial crisis in 2008, we took advantage of the price opportunity in the real estate sector in the United States and invested in two office buildings in Manhattan, New York. In 2015, we sold the Madison building and we hold a 49.9% interest in a US company, whose main asset is the so-called “Lipstick” office building located in the City of New York. In addition, through our subsidiaries, we hold 18.9% of Condor’s voting rights. We intend to continue evaluating, on a selective basis, investment opportunities outside Argentina as long as they offer attractive investment and development options.

Corporate

This segment includes the expenses related to the corporate activities of the Operations Center in Argentina.

Others

Primarily includes the financial activities through in Banco Hipotecario and Tarshop, the main mortgage-lending bank in Argentina, as we believe that we are able to reach good synergies in the long term between real estate properties and the development of the mortgage loans market in Argentina with a developed mortgage market.

Operations Center in Israel

We develop our operations in Israel through IDBD and DIC. IDBD and DIC are holding companies, which invests (directly and indirectly) in companies that operate in several different fields, primarily in the communication, real estate, commerce, services and insurance branches. IDBD and DIC strive to promote and maximize the value of theirs existing investments, and to improve them, and also to sell them in suitable cases we manage there subsidiaries through the appointment of directors corporate officers, or through involvement in the business strategic processes of the subsidiaries.

In parallel with substantiating the control of the control group in IDBD and DIC, in early 2016, the senior management of IDBD was replaced, including the General Manager, CFO, VP Legal Counsel, VP Accounting and Corporate Secretary.

Discount Investments is a holding company that invests in companies which operates in a variety of fields, mainly in communications, real estate, commerce and services. DIC strives to promote and maximize the value of its existing investments until they are sold in appropriate cases.

Real Estate

PBC’s policy is to continue to implement its growth strategy, to develop its yield bearer properties and to increase revenues from this activity, which is its main activity, by building on land, which PBC owns, and locating new investments opportunities. Concurrently, PBC will act to realize assets in which their improvement potential was fully utilized and PBC will also act to maintain a strong financial stability. In addition, on August 2017, PBC’s Board of Directors decided to begin the process of examining the realization of the PBC’s, directly and indirectly, holdings in Ispro Israeli Building Rental Company Ltd., and within this framework, to receive proposals from various parties for the acquisition of the said company. For this purpose, the Board of Directors approved PBC’s agreement with an investment bank, which will assist PBC in assessing the sale of its holding in Ispro, and the receipt and assessment of offers from various parties.

Supermarkets

Shufersal’s strategy was relaunched in 2014, the main elements of which are strengthening of Shufersal’s competitive position, especially in the discount segment, develop and grow in Shufersal’s own brand, which includes the launch of new products in certain leading categories (such as pharma and products for infants) alongside with the improvement of relationships with its suppliers, the growth in sales of Shufersal Online and other digital operations, including Shufersal App, promotion of growth engines and development of specialized areas of activity, which includes, development of “Shufersal for Business” (Wholesale Sales Offers), and further implementation of the streamlining plan and changes in  internal procedures while saving costs. In June 2018, a transaction was completed in which DIC sold 16.6% of the issued share capital of Shufersal, for a total net consideration of NIS 848 million, according to which DIC’s holdings in Shufersal decreased to approximately 33.6% and therefore ceased to be the controlling shareholder of Shufersal. Thus, after the date of the said sale we ceased to consolidate the financial statements of Shufersal in its financial statements.

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

Insurance

Clal has an advanced research department and an effective trading execution, to ensure a competitive advantage in order to achieve a fair long-term yield for policy holders, maximizing income from investments in accordance with the company’s risk appetite and the structure of liabilities in the portfolios.

Corporate

This segment includes the expenses related to the activities of holding companies.

Others

Includes the assets and income from other miscellaneous businesses, such as technological developments, tourism, oil and gas, electronics, and other sundry activities.

Overview

Operations Center in Argentina

Shopping Malls

As of June 30, 2018, we own, through our subsidiary IRSA CP, a majority interest in a portfolio of 16 shopping malls in Argentina, 15 of which are operated by us. Of our 16 shopping malls, seven are located in the City of Buenos Aires, two in the greater Buenos Aires area, and the rest located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos, operated by a third party, in the City of Córdoba, La Ribera Shopping in Santa Fe, through a joint venture, and Alto Comahue in the City of Neuquén). On November 2018, we plan to return Buenos Aires Design to the city of Buenos Aires since the concession agreement under which we operate will expire.

The shopping malls we operate comprise, as of June 30, 2018, a total of 344,025 square meters (3,703,054 square feet) of gross leasable area. Total tenant sales in our shopping malls, as reported by retailers, were Ps.43,130 million for the fiscal year ended June 30, 2018 and Ps.34,426 million for fiscal year ended June 30, 2017, representing an increase of 25.3%. Tenant sales at our shopping malls are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

For the fiscal year ended June 30, 2018, our shopping malls welcomed 110 million visitors and compared to 106 million for the fiscal year ended June 30, 2017.

The following graphic illustrates the total number of visitors at our shopping malls for the period from June 30, 2011-2018.

Total Number of Visitors Per Fiscal Year at our Shopping Malls

(in millions)

The following table shows certain information concerning our shopping malls as of June 30, 2018:

Shopping malls	Date ofacquisition/development	Location	GLA(sqm)(1)	Numberof stores	Occupancyrate(2)	Ourownershipinterest	Rental revenue
					(%)	(%)	(in thousands of Ps.)
Alto Palermo	Dec-97	City of Buenos Aires	18,648	136	99.5	100.0	612,231
Abasto Shopping(3)	Nov-99	City of Buenos Aires	36,796	170	99.1	100.0	619,216
Alto Avellaneda	Dec-97	Province of Buenos Aires	38,422	132	98.9	100.0	425,835
Alcorta Shopping	Jun-97	City of Buenos Aires	15,746	114	99.8	100.0	295,145
Patio Bullrich	Oct-98	City of Buenos Aires	11,397	86	97.1	100.0	169,028
Buenos Aires Design(4)	Nov-97	City of Buenos Aires	13,735	62	96.1	53.68	63,257
Dot Baires Shopping	May-09	City of Buenos Aires	49,407	157	99.5	80.0	403,324
Soleil Premium Outlet	Jul-10	Buenos Aires Province	15,214	79	97.7	100.0	154,281
Distrito Arcos	Dec-14	City of Buenos Aires	14,169	68	99.7	90.0	158,452
Alto Noa Shopping	Mar-95	Salta	19,063	88	96.8	100.0	110,981
Alto Rosario Shopping(5)	Nov-04	Santa Fe	33,358	141	99.5	100.0	294,709
Mendoza Plaza Shopping	Dec-94	Mendoza	42,867	141	98.3	100.0	177,865
Córdoba Shopping	Dec-06	Córdoba	15,276	105	100.0	100.0	108,422
La Ribera Shopping(6)	Aug-11	Santa Fe	10,530	68	94.9	50.0	36,197
Alto Comahue	Mar-15	Neuquén	9,397	99	94.4	99.9	75,939
Patio Olmos(7)	Sep-07	Córdoba	—	—	—	—	—
Total			344,025	1,646	98.5		3,704,882

(1) Gross leasable area of each property. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area.

(3) Excludes Museo de los Niños (3,732 square meters).
(4) Concession agreement is set to expire on November 2018. We plan to return the property to the City of Buenos Aires.
(5) Excludes Museo de los Niños (1,261 square meters).
(6) Owned through our joint venture Nuevo Puerto Santa Fe S.A.
(7) IRSA CP owns the historic building in the province of Cordoba where Patio Olmos shopping is located, which mall is operated by a third party.

The following table sets forth the total retail sales for each of our shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30,
	2018	2017	2016
	(in millions of Ps.)
Alto Palermo	5,034	4,169	3,499
Abasto Shopping	5,674	4,604	4,043
Alto Avellaneda	5,459	4,344	3,776
Alcorta Shopping	2,754	2,207	1,899
Patio Bullrich	1,526	1,236	1,061
Buenos Aires Design (1)	701	537	414
Dot Baires Shopping	4,701	3,748	3,254
Soleil Premium Outlet	2,224	1,726	1,282
Distrito Arcos	1,831	1,455	962
Alto Noa Shopping	1,983	1,587	1,325
Alto Rosario Shopping	4,085	3,175	2,627
Mendoza Plaza Shopping	3,441	2,734	2,369
Córdoba Shopping Villa Cabrera	1,405	1,178	991
La Ribera Shopping(2)	1,030	771	634
Alto Comahue	1,282	954	717
Total sales	43,130	34,426	28,854
(1) Concession agreement is set to expire on November 2018. We plan to return the property to the City of Buenos Aires.
(2) Owned by Nuevo Puerto Santa Fé S.A., in which we are a joint venture partner.

Total sales by type of business

The following table sets forth the retail sales of our shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30,
	2018	2017	2016
	(in millions of Ps.)
Anchor Store	2,477	1,875	1,590
Clothing and footwear	22,499	18,463	15,156
Entertainment	1,332	1,178	1,021
Home	1,210	957	784
Electronic appliances	5,321	4,064	3,861
Restaurant	4,746	3,671	2,723
Miscellaneous	5,089	3,963	3,368
Services	456	255	351
Total	43,130	34,426	28,854

Occupancy rate

The following table sets forth the occupancy rate expressed as a percentage of gross leasable area of each of our shopping malls for the fiscal years indicated:

	As of June 30,
	2018	2017	2016
	(%)
Abasto	99.1%	96.8%	99.8%
Alto Palermo	99.5%	99.3%	99.5%
Alto Avellaneda	98.9%	99.3%	100.0%
Alcorta Shopping	99.8%	98.1%	89.1%
Patio Bullrich	97.1%	97.6%	99.1%
Alto Noa	96.8%	99.4%	100.0%
Buenos Aires Design	96.1%	97.2%	95.7%
Mendoza Plaza	98.3%	97.1%	95.2%
Alto Rosario	99.5%	99.6%	100.0%
Córdoba Shopping Villa Cabrera	100.0%	98.1%	99.2%
Dot Baires Shopping	99.5%	99.9%	100.0%
Soleil Premium Outlet	97.7%	100.0%	100.0%
La Ribera Shopping	94.9%	97.6%	99.3%
Distrito Arcos	99.7%	100.0%	97.0%
Alto Comahue	94.4%	96.4%	96.6%
Porcentaje Total	98.5%	98.5%	98.4%
Rental price

The following table shows the annual average rental price per square meter for the fiscal years indicated:(1)

	For the fiscal years endedJune 30,
	2018	2017	2016
	(in Ps.)
Abasto Shopping	16,828	14,736	9,964
Alto Palermo	32,831	26,765	21,819
Alto Avellaneda	11,083	9,537	7,801
Alcorta Shopping	18,744	15,267	12,217
Patio Bullrich	14,831	12,399	10,473
Buenos Aires Design	4,776	4,077	3,403
Dot Baires Shopping	8,385	6,727	5,468
Soleil Premium Outlet	10,141	7,583	6,048
Distrito Arcos	14,585	8,192	7,274
Alto Noa Shopping	5,822	4,644	3,977
Alto Rosario Shopping	8.835	7,772	6,299
Mendoza Plaza Shopping	4,149	3,458	2,952
Córdoba Shopping Villa Cabrera	7,098	5,682	4,512
La Ribera Shopping	3,444	2,814	2,222
Alto Comahue	11,694	5,956	5,017
(1) Corresponds to consolidated annual accumulated rental prices divided by gross leasable square meters. Does not include income from Patio Olmos.

Accumulated rental income

The following table shows the accumulated rental income for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2018	2017	2016
	(in thousands of Ps.)
Alto Palermo	612,231	507,048	413,815
Abasto Shopping	619,216	542,219	403,231
Alto Avellaneda	425,835	343,930	279,949
Alcorta Shopping	295,145	238,355	193,959
Patio Bullrich	169,028	145,803	123,395
Buenos Aires Design(2)	63,257	55,837	47,160
Dot Baires Shopping	403,324	332,968	271,411
Soleil Premium Outlet	154,281	115,468	84,615
Distrito Arcos	158,452	120,351	81,252
Alto Noa Shopping	110,981	88,515	75,724
Alto Rosario Shopping	294,709	247,190	189,335
Mendoza Plaza Shopping	177,865	148,239	124,118
Córdoba Shopping Villa Cabrera	108,422	87,752	70,302
La Ribera Shopping(3)	36,197	28,293	21,884
Alto Comahue	75,939	58,161	49,611
Total	3,704,882	3,060,134	2,429,763
(1) Includes Base Rent, Percentage Rent, Admission Rights, Fees, Parking, Commissions, Revenues from non-traditional advertising and Others. Does not include Patio Olmos.
(2) Concession agreement is set to expire on November 2018. We plan to return the property to the City of Buenos Aires.
(3) Through our joint venture Nuevo Puerto Santa Fé S.A.

Lease expirations

The following table sets forth the schedule of estimated lease expirations for our shopping malls for leases in effect as of June 30, 2018, assuming that none of our tenants exercise their option to renew or terminate their leases prior to expiration:

	As of June 30, 2018
Expiration (1) (2)	Number ofagreements/stores(1)	Square metersdue to expire	Due toexpire(%)	Amount of leasepayments(in million of Ps.)(3)	Agreements(%)
Vacant stores	48	5,255	1.5%
As of June 30, 2018	498	102,841	29.9%	557.6	28.9%
As of June 30, 2019	404	81,323	23.6%	553.6	28.7%
As of June 30, 2020	454	109,046	31.7%	527.5	27.4%
As of June 30, 2021 and subsequent years	242	45,560	13.2%	289.1	15.0%
Total	1,646	344,025	100.0%	1,927.8	100.0%
(1) Includes vacant stores as of June 30, 2018. A lease may be associated with one or more stores.
(2) Does not reflect our ownership interest in each property.
(3) Reflects the annual Base Rent of agreements due to expire as of June 30, 2018.

Five largest tenants of the portfolio

The five largest tenants of the portfolio (in terms of sales) conforms approximately 16% of their gross leasable area as of June 30, 2018 and represent approximately 9.2% of the annual base rent for the fiscal year ending on that date.

New leases and renewals

The following table shows certain information about our lease agreements as of June 30, 2018:

	Number ofagreements	Annualbase rentamount (in millions of Ps.)	Annual admission rights amount (in millions of Ps.)	Average annual baserent per sqm (Ps.)		Number of non-renewed agreements (1)	Non-renewed agreements (1) annual base rent amount (in millions of Ps.)
Type of business				New andrenewed	Formeragreements
Clothing and footwear	307	31.3	92.2	9,783.7	7,448.4	645	1,031.1
Restaurant	55	5.2	12.7	11,754.9	8,270.7	155	177.6
Miscellaneous(2)	54	5.2	17.2	8,513.9	5,881.7	173	199.3
Home	26	4.2	6.7	2,690.5	1,748.4	116	162.2
Services	14	0.6	1.4	8,496.6	5,378.0	47	46.5
Entertainment	6	1.3	1.3	1,281.9	716.3	22	51.5
Anchor Store	2	0.8	0	1,259.0	119.1	4	32.2
Total	464	48.6	131.5	6,463.8	4,654.4	1,162	1,700.5

(1) Includes vacant stores as of June 30, 2018. Gross leasable area with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
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

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which generally ranges between 2% and 10% of tenant’s gross sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases 10% on a semi-annually and cumulative basis from the seventh (7th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements.

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

Insurance

We and our subsiadiary IRSA CP carry all-risk insurance for the shopping malls and other buildings covering property damage caused by fire, terrorist acts, explosion, gas leak, hail, storms and wind, earthquakes, vandalism, theft and business interruption. In addition, we carry liability insurance covering any potential damage to third parties or property caused by the conduct of our business throughout Argentina. We and our subsiadiary IRSA CP are in compliance with all legal requirements related to mandatory insurance, including insurance required by the Occupational Risk Law (Ley de Riesgos del Trabajo), life insurance required under collective bargaining agreements and other insurance required by laws and executive orders. IRSA CP´s and Our history of damages is limited to one single claim resulting from a fire in Alto Avellaneda Shopping in March 2006, which loss was substantially recovered from our insurers. These insurance policies contain specifications, limits and deductibles which we believe are adequate to the risks to which we are exposed in our daily operations. We and our subsiadiary IRSA CP also maintain liability insurance covering the liability of our directors and corporate officers.

Control Systems

IRCP has computer systems equipped to monitor tenants’ sales (except stands) in all of its shopping malls. IRCP also conduct regular audits of our tenants’ accounting sales records in all of our shopping malls. Almost every store in its shopping malls has a point of sale that is linked to our main server. IRCP uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the internal audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server.

Competition

We are the most important owner and administrator of Shopping Malls, Offices Buildings an other commercial properties of Argentina in terms of gross leasable area and number of rental properties. Given that most of our shopping malls are located in densely populated areas, there are competing shopping malls within, or in close proximity to, our target areas. Thenumber of shopping malls in a particular area could have a material effect on our ability to lease space in our shopping malls and on the rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete with us in areas through the development of new shopping malls. Our principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

  The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2018.

Entity	Shopping malls	Location	GLA	Marketshare(1)
				(%)

IRSA CP	Alto Palermo	City of Buenos Aires	18,648	1.43
	Abasto Shopping(3)	City of Buenos Aires	36,796	2.83
	Alto Avellaneda(2)	Buenos Aires Province	38,422	2.96
	Alcorta Shopping(2)	City of Buenos Aires	15,746	1.21
	Patio Bullrich	City of Buenos Aires	11,397	0.88
	Buenos Aires Design(5)	City of Buenos Aires	13,735	1.06
	Dot Baires Shopping(4)	City of Buenos Aires	49,407	3.80
	Soleil Premium Outlet (2)	Buenos Aires Province	15,214	1.17
	Distrito Arcos (6)	City of Buenos Aires	14,169	1.09
	Alto Noa(2)	Salta	19,063	1.47
	Alto Rosario(2) (3)	Santa Fe	33,358	2.57
	Mendoza Plaza(2)	Mendoza	42,867	3.30
	Córdoba Shopping(2)	Córdoba	15,276	1.18
	La Ribera Shopping(7)	Santa Fe	10,530	0.81
	Alto Comahue	Neuquén	9,397	0.72
Subtotal			344,025	26.47
Cencosud S.A.			277,203	21.33
Other operators			678,354	52.20
Total			1,299,582	100.00

(1) Corresponding to gross leaseable area in respect of total gross leaseable area. Market share is calculated dividing square metres over total square meters.
(2) Includes supermarkets.
(3) Includes Museo de los Niños.
(4) IRCP owns 80% of the equity of PAMSA.
(5) IRCP´s effective participation in ERSA is 53.6%, which operates the concession related to this property.
(6) IRCP´s owns 90% of the equity of Arcos del Gourmet S.A.
(7) IRCP´s owns 50% of the equity of Nuevo Puerto Santa Fe S.A.
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

Offices

According to Colliers International, as of June 30, 2018, the A+ and A office inventory increased as compared to 2017, at 1,899,183 square meteres. In terms of rental availability, the vacancy rate maintained without important changes around 7.3% during the second quarter of 2018. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with balanced values.

Compared to the previous quarter, the Premium Offices prices remained the same in the order of US$ 25.8 per square meter compared to the previous quarter, and showed a 5% increase compared to the same period last year, which was was US$ 24.5 per square meter. There was a decrease in rental prices for A+ properties of US$ 2.8 per square meter, from US$ 25.6 per square meter in the first quarter of 2018 to US$ 28.4 per square meter for the second quarter of 2018. In this context, Catalinas presents as the zone with higher prices per square meter, reaching an average of US$ 31.3. Likewise, the industry reported a 2% increase in rental prices for A properties compared to the first quarter of 2018, reaching an average of US$ 23.1 per square meter, in which the North zone of Ciudad de Buenos Aires reach the higher prices, reaching US$ 29.1 per square meter.

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

Properties

The following table shows certain information regarding our office buildings, as of June 30, 2018:

						Annual accumulated rental income (in thousands of Ps.) (4)
	Date of Acquisition	Gross Leaseable Area (sqm) (1)	Occupancy (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.) (3)	2018	2017	2016
Offices
República Building (5)	4/28/08	19,885	98.4%	100%	16,112	126,318	112,758	75,122
Bankboston Tower (5)	8/27/07	14,873	85.6%	100%	10,875	86,825	79,498	51,690
Bouchard 551	3/15/07	-	-	100%	296	9,486	3,000	3,000
Intercontinental Plaza Building (5)	11/18/97	2,979	100.0%	100%	1,910	20,435	18,810	29,078
Bouchard 710 (5)	6/1/05	15,014	100.0%	100%	14,094	121,129	85,465	67,250
Dique IV	12/2/97	-	-	100%	-	-	-	15,000
Maipú 1300	9/28/95	-	-	100%	75	301	6,000	6,000
Libertador 498	12/20/95	-	-	100%	-	8,289	7,000	6,000
Suipacha 652/64 (5)	11/22/91	11,465	86.2%	100%	4,373	33,631	30,007	22,507
Madero 1020	12/21/95	-	-	100%	5	57	44	-
Dot Building (5)	11/28/06	11,242	100.0%	80,0%	7,881	63,913	50,172	31,229
Philips Building (5)	6/5/17	7,755	69.8%	100%	3,416	16,313	-	-
Subtotal Offices		83,213	92.3%	N/A	59,037	486,697	392,754	306,876

Other Properties
Santa María del Plata S.A	10/17/97	116,100	91.4%	100%	1,717	13,790	11,981	12,000
Nobleza Piccardo (6)	05/31/11	109,610	78.0%	50.0%	1,731	6,269	13,217	2,172
Other Properties (7)	N/A	23,240	64.8%	N/A	1,875	19,860	12,838	11,000
Subtotal Other Properties		248,950	83.2%	N/A	5,323	39,919	38,036	25,172

Total Offices and Others		332,163	85.5%	N/A	64,360	526,616	430,790	332,048

(1) Corresponds to the total leaseable surface area of each property as of June 30, 2018. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leaseable area as of June 30, 2018.
(3) The lease agreements in effect as of June 30, 2018 were computed for each property.
(4) Corresponds to total consolidated lease agreements.
(5) Through IRSA CP.
(6) Through Quality Invest.
(7) Includes the following properties: Ferro, Dot Adjoining Plot, Anchorena 665, Anchorena 545 (Chanta IV) and Intercontinental plot.

Occupancy rate

The following table shows the occupancy rate of our offices for fiscal years 2018 and 2017:

	Occupancy rate (1)
	As of June 30,
	2018	2017	2016
	(%)
Offices:
República Building	98.4	95.2	100.0
Bankboston Tower	85.6	100.0	100.0
Intercontinental Plaza	100.0	100.0	100.0
Bouchard 710	100.0	100.0	100.0
Suipacha 652/64	86.2	86.3	90.7
DOT Building	100.0	100.0	100.0
Philips	69.8	—	—
Total	92.3	96.7	98.6

(1) Leased square meters pursuant to lease agreements in effect as of June 30, 2018, 2017 and 2016 over gross leasable area of offices for the same periods

Annual average income per surface area as of June 30, 2018, 2017 and 2016(1):

	Annual average income per square meter(1)
	2018(1)	2017(1)	2016(1)
Offices	(Ps./sqm)
Intercontinental Plaza Building	5,970	4,853	4,291
Bouchard 710	8,068	5,692	4,539
Libertador 498	-	9,739	10,464
Suipacha 652/64	2,933	2,617	1,961
Bankboston Tower	5,838	5,345	3,778
República Building	6,353	5,671	3,615
Dot Building	5,685	4,463	2,778
Philips Building	2,104	-	-

(1) Calculated by dividing annual rental income by the gross leaseable area of offices based on our interest in each building as of June 30 for each fiscal year.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2018:

Property	Number of Agreements (1)(5)	Annual Rental Income(2)	Rental income per sqm New and Renewed(3)	Previous rental income per sqm(3)	No. of non-renewed agreements	Non-renewed agreements Annual rental income(4)
Intercontinental Plaza Building	-	-	-	-	3	13,197,994
Bouchard 710	5	77,057,758	588	570	-	-
Della Paolera 265	1	8,055,709	538	498	1	1,523,898
Republica Building	6	51,509,863	581	578	-	-
DOT Building	2	15,357,876	553	515	-	-
Suipacha 664	1	7,884,678	332	332	-	-
Philips Building(6)	5	26,373,106	406	-	-	-
Total Offices	20	186,238,990	530	443	4	14,721,892

(1) Includes new and renewed agreements executed in fiscal year 2018.
(2) Agreements stated in US dollars converted into Pesos at the exchange rate prevailing in the initial month of the agreement multiplied by 12 months.
(3) Monthly value.
(4) Agreements stated in US dollars converted into Pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5) Does not include agreements of parking spaces, antennas or terrace space.
(6) New Building, contracts without previous rate.

Hotels

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, as of July 2018, overnight stays at hotel and parahotel establishments were estimated at 4.6 million, 3.1% lower than the same month the previous year. Overnight stays of resident and nonresident travelers decreased by 3.2% and 1.6%, respectively. Total travelers who stayed at hotels during July 2018 were 1.9 million, which represents a 5.0% decreased compared to the same month the previous year. The number of resident and nonresident travelers decreased by 5.6% and 1.6%, respectively. The 3.7 million resident travelers represented 83.3% of the total number of travelers who stayed at hotels. The Room Occupancy Rate in April was 48.5%, showing a decrease by 3.1% compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 39.6%, which represents a decrease by 3.1% compared to the same month the previous year.

During fiscal year 2018, we kept our 76.3% interest in Intercontinental hotel, 80.0% interest in Sheraton Libertador hotel and 50.0% interest in Llao Llao.

The following chart shows certain information regarding our luxury hotels:

						Fiscal Year Sales as of June 30 (in millions)
Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(1)	Average Price per Room Ps.(2)	2018	2017	2016
Intercontinental (3)	01/11/1997	76.3%	309	74.9%	2,781	337	271	195
Sheraton Libertador (4)	01/03/1998	80.0%	200	76.1%	2,728	212	151	119
Llao Llao (5)	01/06/1997	50.0%	205	56.9%	6,713	439	301	220
Total	-	-	714	70.1%	3,682	988	723	534

(1) Accumulated average in the twelve-month period.
(2) Accumulated average in the twelve-month period.
(3) Through Nuevas Fronteras S.A.
(4) Through Hoteles Argentinos S.A.
(5) Through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro

In June 1997 we acquired a 50% interest in Hotel Llao Llao from Llao Llao Holding S.A. The remaining 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from the City of San Carlos de Bariloche, and it is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, fitness facility, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compaa de Servicios Hoteleros S.A., operator, among others, of the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 205 rooms.

Hotel Intercontinental, City of Buenos Aires

In November 1997, we acquired 76.3% of the Hotel Intercontinental. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Montserrat, near the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms.

  Hotel Sheraton Libertador, City of Buenos Aires

In March 1998 we acquired 100% of the Sheraton Libertador Hotel from Citicorp Equity Investment for an aggregate purchase price of US$23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold a 20% interest in the Sheraton Libertador Hotel for US$4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

Bariloche Plot, “El Rancho,” San Carlos de Bariloche, Province of Río Negro

On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land consisting of 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$7. The land is in the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

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

In fiscal year ended June 30, 2018, revenues from the development and sale of properties segment amounted to Ps.120 million, compared to Ps.99 million posted in the fiscal year ended June 30, 2017.

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

The following table shows information about IRSACP´s land reserves as of June 30, 2018:

	IRSACP´ s Ownership	Date of acquisition	Land surface	Buildable surface	GLA	Saleable surface	Book Value

	(%)		(sqm)	(sqm)	(sqm)	(sqm)	(Ps. millions)
RESIDENTIAL - BARTER AGREEMENTS
Beruti (Astor Palermo) - BA City	100	Jun-08	—	—	—	—	151
CONIL - Güemes 836 – Mz. 99 & Güemes 902 – Mz. 95 & Commercial stores - Buenos Aires	100	Jul-96	—	—	847	—	46
Total Intangibles (Residential)			—	—	847	—	197

LAND RESERVES
Polo Dot U building - BA City	80	Jun-06	5,273	32,000	32,000	—	1,098
Total under Development			5,273	32,000	32,000	—	1,098
UOM Luján - Buenos Aires	100	May-08	1,160,000	464,000	—	—	305
San Martin Plot (Ex Nobleza Piccardo) - Buenos Aires (4)	50	May-11	159,995	500,000	—	—	2,812
La Plata - Greater Buenos Aires	100	Mar-18	78,614	116,552	—	—	218
Subtotal Mixed-uses			1,398,609	1,080,552	—	—	3,335
Coto Abasto air space - BA City(2)	100	Sep-97	—	21,536	—	15,831	6
Córdoba Shopping Adjoining plots - Córdoba(2)	100	Jun-15	8,000	13,500	—	2,160	239
Neuquén - Residential plot - Neuquén(2)	100	Jun-99	13,000	18,000	—	18,000	16
Subtotal Residential			21,000	53,036	—	35,991	261
Caballito plot - BA City	100	Jan-99	23,791	68,000	30,000	—	375
Tucumán plot - Tucumán (3)	100	Mar-10	18,620	10,000	10,000	—	—
Paraná plot - Entre Ríos (3)	100	Aug-10	10,022	5,000	5,000	—	—
Subtotal Retail			52,433	83,000	45,000	—	375
Polo Dot - Offices 2 and 3 - BA City	80	Nov-06	12,800	44,957	33,485	—	1,582
Intercontinental Plaza II - BA City	100	Feb-98	6,135	19,598	19,598	—	351
Córdoba Shopping Adjoining plots - Córdoba(2)	100	Jun-15	2,800	5,000	5,000	—	15
Subtotal Offices			21,735	69,555	58,083	—	1,948
Total Future Developments			1,493,777	1,286,143	103,083	35,991	5,919
Other Land Reserves(1)			1,899	182	7,297	262	182
Total Land Reserves			1,500,949	1,318,325	142,380	36,253	7,199

(1)
Includes Zelaya 3102-3103, Chanta IV, Anchorena 665 and Condominios del Alto II
(2)
These land reserves are classified as Property for Sale, therefore, their value is maintained at historical cost. The rest of the land reserves are classified as Investment Property, valued at market value.
(3)
Sign of the deeds pending subject to certain conditions.
(4)
Through Quality Invest S.A.

The following table shows information about IRSACP´s expansions on its current assets as of June 30, 2018:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Rosario	100	2,000	Santa Fé
Mendoza Plaza - Sodimac Store + Falabella	100	12,800	Mendoza
Alto Comahue - Movie Theatres	99	2,200	Neuquén
Subtotal Current Expansions		17,000
Alto Palermo Adjoining Plot	100	4,000	BA City
Dot Adjoining Plot	80	16,765	BA City
Other future Expansions(1)	100	85,290
Subtotal Future Expansiones		106,055
Total Shopping Malls		123,055
Patio Bullrich - Offices / Hotel	100	10,000	BA City
Philips Building	100	20,000	BA City
Subtotal Future Expansions		30,000
Total Offices		30,000

Total Expansions		153,055

(1) Includes Alto Palermo, Paseo Alcorta, Alto Avellaneda, Soleil, Alto Noa, Alto Rosario, Mendoza, Córdoba y La Ribera Shopping

The following chart shows information about IRSA´s land reserves as of June 30, 2018:

	IRSA´s Interest	Date of Acquisition	Surface area(sqm)	Area intended for contruction (sqm)	Gross Leasable Area(sqm)	Area intended for sale(sqm)	Book Value (million of Ps.)

INTANGIBLE ASSETS – BARTER AGREEMENTS
Pereiraola (Greenville) - Buenos Aires	100%	4/21/10	-	-	-	35,239	7
Zetol - Uruguay	90%	6/1/09	147,060	-	-	92,817	80
Vista al Muelle - Uruguay	90%	6/1/09	130,688	-	-	89,918	127
Total Intangibles (Residential)			277,748	-	-	217,974	214

LAND RESERVES
Catalinas CABA(3)	100%	05/26/10	3,648	58,100	35,313	4.896	1.601
Total in development			3,648	58,100	35,313	4.896	1.601
La Adela - Buenos Aires	100%	8/1/14	9,871,600	3,951,227	-	-	433
Puerto Retiro – CABA (2)	50%	5/18/97	82,051	246,153	-	-	44
Solares Santa María - CABA	100%	7/10/97	716,058	716,058	-	-	6,498
Subtotal Mixed Uses			10,669,709	4,913,438	-	-	6,975
Caballito Block 35 - CABA	100%	10/22/98	9,879	-	-	57,192	99
Subtotal Residential Properties			9,879	-	-	57,192	99
Total Future developments			10,679,588	4,913,438	-	57,192	7,074
Other land reserves(1)			6,932,987	-	-	4,713	687
Total IRSA´s Land Reserves			17,616,223	4,971,538	35,313	61,910	9,362

(1) Includes Pilar R8 Km 53, Pontevedra Plot, Mariano Acosta Plot, Merlo Plot, San Luis Plot, Llao Llao Plot and Abril Manor House

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

Condominios del Alto II – City of Rosario, Province of Santa Fe (IRSA CP)

The Condominios del Alto II project will be composed of two opposite building blocks, commercially divided into 10 sub-blocks. The project consists of a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. The amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressrooms and a laundry. As of June 30, 2018, the works in parcel H have been completed and all the units (42 apartments and 47 parking spaces) subject to the barter have been received, with 9 parking spaces available for sale.

Barrio Chico – City of Buenos Aires

This is a unique Project located in Barrio Parque, an exclusive residential area in the City of Buenos Aires. During May 2006, the commercialization of the project was launched with successful results. The image of the product was originally developed under the name “Barrio Chico” through advertisements in the most important media. As of June 30, 2018, the project had been completed and 2 parking spaces are yet to be sold.

Horizons, Vicente López, Olivos, Province of Buenos Aires.

The IRSA-CYRELA Project, developed over two adjacent blocks, was launched in March 2008 under the name Horizons. Horizons is one of the most significant developments in Greater Buenos Aires, featuring a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings: one complex faces the river and consists of three 14-floor buildings, the “Río” complex, and the other one, facing Libertador Avenue, consists of three 17-floor buildings, it is known as the “Parque” complex, thus totaling 59,000 square meters built of saleable area distributed in 467 units (excluding the units to be delivered as consideration for the purchase of the lands). Horizons is a unique and style-innovating residential complex offering 32 amenities, including a meeting room, work zone, heated swimming pools, mansion with spa, sauna, gym, children room, teen room, thematically landscaped areas, and aerobic trail. The showroom was opened to the public in March 2008 with great success. As of June 30, 2018, all the units were sold and the stock available for sale consisted of 1 parking space and 23 storage spaces.

Intangibles – Units to be received under barter agreements

Beruti Plot – City of Buenos Aires (IRSA CP)

On October 13, 2010, IRSA CP and TGLT entered into an exchange agreement in connection with a plot of land located at Beruti 3351/59 in the City of Buenos Aires for cash and 2,170 square meters in future residential apartments to be constructed by TGLT on the plot. In accordance with the terms of the agreement, TGLT had to deliver to IRSA CP (i) certain units to be determined, representing 17.3% of the aggregate surface of the residential space, (ii) a number of parking spaces to be determined, representing 15.82% of the aggregate surface of the parking spaces, (iii) all the commercial parking spots in the future building and (iv) the sum of US$10.7 million. To ensure performance of the obligations assumed by TGLT under the deed of sale, a mortgage was granted in IRSA CP’s favor.

Finally, on December 30, 2016, IRSA CP and TGLT signed the possession certificate for 36 residential apartments totaling 2,413 square meters, 32 residential parking spaces, and 171 commercial parking spaces. As of June 30, 2018, 3 apartments,15 residential parking spaces and 171 commercial parking spaces remain available for sale.

Conil – Avellaneda, Province of Buenos Aires (IRSA CP)

These plots of land we own, through IRSA CP, face Alto Avellaneda shopping mall, totaling 2,398 square meters distributed in two opposite corners and, according to urban planning standards, around 6,000 square meters may be built. Its intended use, either through our own development or sale to a third party, is residential with the possibility of a retail space as well. In November 2014, a barter deed was executed to carry out a residential development, in consideration of which IRSA CP will receive 1,389 square meters of retail stores located on the ground floors of blocks 99 and 95 at Güemes 836 and Güemes 902, respectively. The barter was valued at US$0.7 million. Considerations for block 95 and 99 were estipulated to be delivered in January 2018 and September 2018, respectively. In June 2018 an extension to the barter agreement was signed. In consideration for the delay and as compensation, IRSA CP will receive an additional apartment (55.5 square meters) and one parking lot (14 square meters).

Pereiraola (Greenville), Hudson – Province of Buenos Aires

In April de 2010 we sold Pereiraola S.A., a company owner of certain lands adjacent to Abril Club de Campo that comprised 130 hectares, for US$11.7 million. The purchaser would develop a project that includes the fractioning into lots, a condo-hotel, two polo fields, and apartment buildings. The delivery to the Company of 39,634 square meters of lots amounting to approximately US$3 million was included in the sale price. As of June 30, 2018, 10 lots had been transferred and 46 remain available for sale.

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

We intend to develop in these 13 plots, with a construction capacity of 182,000 sqm, an urban project that consists of the development and comercialization of 1,860 apartments. Such project has the “urban feasibility” status for the construction of approximately 200,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol S.A. and Vista al Muelle S.A. agreed to carry out the infrastructure works for US$8 million as well as minimum amount of sqm of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

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

As a result of the plot barter agreements executed in due time between the IMC, Zetol S.A. and Vista al Muelle S.A. in March 2014, the parcel redistribution dealing was concluded. This milestone, as set forth in the amendment to the Master Agreement executed in 2013, initiates the 10-year term for the investment in infrastructure and construction of the buildings mentioned above. At present, the first tower is being developed.

Canteras Natal Crespo, La Calera – Province of Córdoba

On June 26, 2013, we sold 100% of our interest in Canteras Natal Crespo S.A. representing 50% of its capital stock, to Euromayor S.A. de Inversiones for US$4,215,000 according to the following payment schedule: US$ 3,815,000 in cash and US$400,000 through the transfer of almost 40,000 sqm for business purposes within the project to be developed in the site known as Laguna Azul. Delivery of the non-monetary consideration, which consist of 30,000 sqm, is pending.

Projects under Development

Shopping Mall Expansions (IRSA CP)

During the next fiscal year, IRSA CP will add approximately 17,000 sqm from current malls’ expansions. We will add soon 6 movie theatres in Alto Comahue of 2,200 sqm, an approximately 12,800 sqm Sodimac store in Mendoza Plaza Shopping while expanding its Falabella store and 2,000 sqm of expansion in Alto Rosario, where we have recently opened a big Zara store.

During the next fiscal year, we expect to launch the works of expansion of Alto Palermo shopping mall, the shopping mall with the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 4,000 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015.

First Stage of Polo Dot (IRSA CP)

The project called “Polo Dot”, located in the commercial complex adjacent to our shopping mall Dot Baires, has experienced significant growth since our first investments in the area. The total project will consist in 3 office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping mall by approximately 15,000 square meters of GLA. At a first stage, we are developing an 11-floor office building with an area of approximately 32,000 square meters on an existing building. The total estimated investment amounts to Ps.1,360 million and as of June 30, 2018, degree of progress was 74%.

Catalinas building (IRSA & IRSA CP)

The building to be constructed will have approximately 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. IRCP acquired from us certain units in the building representing approximately 45% of the value of the development and we maintain the remaining 55%. On December 4, 2015, we sold to Globant S.A. 4,896 square meters corresponding to four office floors. The price for the acquisition of these units was (i) Ps.180.3 million paid at signing of the purchase agreement; (ii) US$8.6 million is payable in 12 quarterly installments that started in June 2016; and (iii) the US$3.7 million balance is due when the property deed is transferred. The total estimated investment for the whole project amounts to Ps.2,770 million and as of June 30, 2018, work progress was 16%.

Mixed uses

Ex UOM – Luján, Province of Buenos Aires (IRSA CP)

This 116 hectare plot of land is located at kilometer 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by Cresud. In May 2012, we acquired the property from Cresud. Our intention is to carry out a mixed use project, taking advantage of the environment consolidation and the strategic location of the plot. At present, negotiations are underway to change the zoning parameters, thus making the project feasible.

Ex Nobleza Piccardo Plant – San Martín, Province of Buenos Aires (IRSA CP)

On May 31, 2011, Quality Invest S.A. executed the title deed pursuant to which we purchased from Nobleza Piccardo S.A.I.C. y F., or “Nobleza Piccardo” a plot of land of 159,996 square meters located in the District of San Martin, Province of Buenos Aires, currently intended for industrial purposes and suitable in terms of characteristics and scale for mixed-use developments. The price for the property was set at US$33 million, of which 30% was paid upon signing. For the remaining balance a mortgage was constituted in the first degree of privilege over the property in favor of Nobleza Piccardo. Capital plus interest, calculated at an annual rate of 7.5% over the outstanding balance, was paid in full in March 2013.

On May 16, 2012, the Municipality of San Martin granted a pre-feasibility permit for commercial use, entertainment, events, offices, etc., which would enable performance of a mixed-use development thereon.

Pursuant to Municipality Ordinance 11,706 enacted on December 30, 2014, a rezoning permit was obtained for the plot of land to be used mainly for commercial purposes, which considerably expanded the uses and potential buildable square meters through new urban indicators. On January 5, 2016, the Provincial Decree 1,835 was published in the Official Gazette of the Province of Buenos Aires granting its approval, and the new urban and rezoning standards thus became effective.

As approved in the Ordinance, on January 20, 2015, EFESUL S.A. entered into a zoning agreement with the Municipality of San Martin which governs various issues related to applicable regulations and provides for a mandatory assignment of square meters in exchange for monetary contributions subject to fulfillment of certain administrative milestones of the rezoning process, the first of which (for Ps.20,000,000) was paid to the Municipality ten days after the execution of the aforementioned agreement.

Moreover, on June 27, 2016, the plot subdivision plan was filed with the Municipality, completing a significant milestone committed under the zoning agreement.

On June 28, 2017, Quality Invest S.A. signed an agreement with EFESUL S.A. (which owns 50% of Quality Invest S.A.) in order to assume the obligations that the latter had assumed with the Municipality of General San Martin within the framework of the aforementioned Urban Agreement. These agreement contemplates a donation, which will be paid based on the work progress that the Municipality develops on the property initially transferred by EFESUL S.A.

In addition, during July 2017, Quality Invest S.A.subscribed two addendums to the aforementioned Urban Development Agreement, which contemplate the following: 1) a new subdivision plan of the property will be presented within 120 days of the addendum signing and 2) the payment of the twelveth installment in cash was replaced by the sum of Ps.71 million payables in 18 equal and consecutive monthly installments.

On March 8, 2018, it was agreed with the renowned Gehl Firm (Denmark) - Urban Quality Consultant - the elaboration of a Master Plan, generating a modern concept of New Urban District of Mixed Uses. In addition, local consultants were also hired, such as: Guillermo Oliveto (Consultant W) in Market Analysis, Gastón Biggio (GUT) in naming and branding of the District, Colla & Colombo Consultants in Business Analysis and Alejandro Langlois in Vehicular Impact, among others. In this way, the Company has a clear sizing and positioning of the business.

Regarding the status of the project, we are working on the definition of the Master-Plan that includes a mix of uses (Residential, Commercial, etc.) in order to carry out a large-scale urban development contemplating more of 500,000 square meters. The regulations for this Master-Plan are framed in a zoning called the Main Commercial District (Distrito Comercial Principal), which entered into force in 2016 through the publication of the Provincial Decree of the Municipal Ordinance No.11,706.

Córdoba Shopping Mall Project (IRSA CP)

The Company owns a few plots adjacent to Córdoba Shopping Mall with a construction capacity of approximately 17,300 square meters in the center of the City of Córdoba.

In May 2016, a preliminary barter agreement was signed for 13,500 square meters out of the total construction capacity, subject to certain conditions, for a term of one year, at the end of which the deed will be signed. It will be a mixed residential and office project and, as part of the consideration, the Company will receive 2,160 square meters in apartments, parking spaces, shopping space, plus IRSA CP will assume the management of permits, unifications and subdivisions in 3 plots. The consideration will be delivered by May 2021 for Torre I and by July 2023 for Torre II. The value of the barter was US$4 million.

Plot of land La Plata (IRSA CP)

On March 22, 2018 the Company has acquired, directly and indirectly, 100% of a plot of land of 78,614 square meters located in the city of La Plata, Province of Buenos Aires. The price of the transaction was US$7.5 million, which have been fully paid.

The operation was made through the purchase of 100% of the shares of common stock of the company Centro de Entretenimientos La Plata SA ("CELAP”) which owns of 61.85% of the property and the direct purchase of the remaining 38.15% to of shares of common stock from non-related third parties.

La Adela – Buenos Aires

During 2015 the company acquired the “La Adela” land reserve with an area of approximately 1,058 hectares, located in the District of Luján, Province of Buenos Aires, that was previously owned by Cresud for a total amount of Ps.210 million. Given its degree of development and closeness to the City of Buenos Aires, we intend to develop a new real estate project.

Puerto Retiro – City of Buenos Aires

At present, this 8.3 hectare plot of land, which is located in one of the most privileged areas of the city, near Catalinas, Puerto Madero and Retiro and is the only privately owned waterfront property facing directly to Río de la Plata, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

During fiscal year 1998, the Company initiated negotiations with the authorities of the Government of the City of Buenos Aires in order to obtain a rezoning permit for the property, allowing a change in the use of the property and setting forth new regulations for its development.

In turn, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. Puerto Retiro has presented the allegation on the merit of the evidence, highlighting that the current shareholders of Puerto Retiro did not participate in any of the suspected acts in the criminal case since they acquired the shares for consideration and in good faith several years after the facts told in the process. Likewise, it was emphasized that the company Puerto Retiro is foreign - beyond its founders - to the bidding / privatization carried out for the sale of Tandanor shares. The pronouncement of the sentence is pending.

On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the President of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (decomiso) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court`s judgement will be read on November 30, 2018. From that moment, all the parties might file the appeals.

In the criminal action, the claimant reported the violation by Puerto Retiro of the injunction ordered by the criminal court consisting in an order to stay (prohibición de innovar) and not to contract with respect to the property disputed in the civil action. As a result of such report, the Oral Federal Court (Tribunal Oral Federal) No. 5 started interlocutory proceedings, and on June 8, 2017, it ordered and carried out the closing of the property that was subject to lease agreements with Los Cipreses S.A. and Flight Express S.A. with the aim of enforcing the referred order. As a result, the proceedings were forwarded to the Criminal Court for it to appoint the court that will investigate the alleged commission of the crime of contempt.

Our legal counsel considers that there is a chance of success of the defense of Puerto Retiro, always taking into account that this is a complex issue subject to more than one interpretation by legal scholars and case law.

Solares de Santa María – City of Buenos Aires

Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. We are owners of this property in which we intend to develop an entrepreneurship for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots, and we would need to obtain all the necessary permits and authorizations

In the year 2000, we filed a master plan for the Santa María del Plata site, which was assessed by the Environmental Urban Plan Council (Consejo del Plan Urbano Ambiental, “COPUA”) and submitted to the Town Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project, and in response to such recommendations, on December 13, 2006, we filed an amendment to the project which included the donation of 50% of the site to the City of Buenos Aires for public use and a perimetrical pedestrian lane along the entire site on the river bank.

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches issued a report stating that such Committee had no objections to our development plan and requested that the Town Treasurer’s Office render a decision concerning the development plan submitted. In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the Mayor of the City of Buenos Aires executed Decree No. 1584/07, setting forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

Notwithstanding the approval of Decree No. 1584/07 in 2007, a municipal court issued an injunction restricting the implementation of our proposed development plan, due to objections made by a legislator of the City of Buenos Aires. Notwithstanding the legality and validity of Decree No. 1584/07, we entered into an agreement 5/10 that was executed with the Government of the City of Buenos Aires, which has been submitted with the Legislature of the City of Buenos Aires for approval.

On October 30, 2012 a new agreement was executed with the Government of the City of Buenos Aires, replacing all prior agreements, and such has been submitted to the Legislature for its consideration. The agreement provided that if by February 28, 2014 the agreement was not approved would become invalidated.

During 2016, a new Agreement was executed with the Executive Branch of the City of Buenos Aires, including a new Bill of Law. The new Bill of Law was submitted to the Legislative Branch of the City of Buenos Aires for consideration and was approved by the relevant commissions; yet, it was reserved as it had happened in 2012, and its legislative treatment is still pending. The new Bill of Law may remain in such status during legislative year 2018.

In order to ensure the enactment of the desired law, treatment of the previous bill must be resumed or a new Agreement including a Bill of Law must be executed with the executive branch of the Government of the City of Buenos Aires, and subsequently ratified through the enactment of a Law by the Legislature of the Government of the City of Buenos Aires.

Residential

Coto Residential Project (IRSA CP)

The Company owns the right to construct above the premises of the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires which we acquired in September 24, 1997. We estimate it has a construction capacity of 23,000 square feet (it also includes the right to receive certain parking units). The premises are located within the area between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

In June 2016, a preliminary barter agreement was signed, pursuant to which we will receive 3,621 square meters in apartments plus a monetary payment of US$1 million. Such complex will have two towers: I and II. The consideration for Torre I will be delivered by June 2021, while the consideration for Torre II will be delivered by September 2022. The value of the preliminary agreement was set at US$7.5 million.

Neuquén Residential Plot– Neuquén, Province of Neuquén (IRSA CP)

Through Shopping Neuquén S.A., we own a plot of 13,000 square meters with construction capacity of 18,000 square meters of residential properties in an area with significant growth potential. This area is located close to the shopping mall Alto Comahue, the hypermarket currently in operation and a hotel to be constructed in months to come.

Caballito Plot – City of Buenos Aires

On June 29, 2011, we and TGLT, a residential developer, entered into an agreement to barter for the development of a plot of land located at Méndez de Andes street in the neighborhood of Caballito in the City of Buenos Aires, we will receive from TGLT cash and future residential apartments to be constructed by TGLT on the mentioned plot of land. TGLT planned to construct an apartment building with parking spaces. The value of the transaction was agreed upon US$12.8 million and consisted on a payment in cash of US$0.2 million (US$159,375) and the transfer to IRSA: (i) a number of apartments to be determined representing 23.1% of total square meters of residential space; (ii) a number of parking spaces to be determined representing 21.1% of total square meters of parking space; and (iii) in case TGLT built complementary storage rooms, a number to be determined, representing 21.1% of square meters of storage space. TGLT was committed to build, finish and obtain authorization for the three buildings making up the project within 36 to 48 months. TGLT mortgaged the land in favor of IRSA as guarantee.

A neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be carried out by TGLT in the abovementioned property. On April 2018 TGLT and us terminated the barter agreement and we recovered the land. In July 2018, the Supreme Court of Justice issued a favorable final decision allowing the construction of 57,192 sqm of apartments on the plot.

Retail

Caballito Plot – City of Buenos Aires (IRSA CP)

In November 1997, IRSA CP acquired a property of approximately 23,791 square meters in the City of Buenos Aires, in the neighborhood of Caballito, one of the most densely populated of the city. During the fiscal year 2018, the Company decided to present a new project that may consist of four plots with a total surface area of 24,200 square meters and with a total covered area of 142,500 square meters, and an open space of 14,300 square meters. The development may have mainly residential use, with buildings from 5 to 10 floors over the four plots, with 1,075 apartments of 1 to 4 rooms with a total covered area of 92,750 square meters.

Between the four plots, the project may include a commercial galleries of approximate 11,000 additional square meters, which would generate an outdoor walk through almost the entire extension of the property.

Construction permits have been approved for the four plots with the uses described above. However, the Company have not yet decided when launching it.

Offices

Polo Dot 2nd and 3rd Stages – City of Buenos Aires (IRSA CP)

These two parcels of 6,400 square meters with a construction capacity of 33,485 square meters each, are located adjoining to where the extension of Dot Baires Shopping is planned. In April 2018, both plots were unified into a single one of 12,800 square meters.

Intercontinental Plaza II Plot - City of Buenos Aires (IRSA CP)

In the heart of the neighborhood of Monserrat, just a few meters from the most trafficked avenue in the city and the financial center, is the Intercontinental Plaza complex consisting of an office tower and the exclusive Intercontinental Hotel. In the current plot of 6,135 square meters a second office tower of 19,600 square meters and 25 stories could be built to supplement the tower currently located in the intersection of Moreno and Tacuarí streets.

Other Land Reserves

Other Land Reserves – Pilar, Pontevedra, Mariano Acosta, Merlo, San Luis Plot, Llao Llao Plot and Casona Abril remaining surface

We grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 7 million sqm.

Isla Sirgadero

On September 3, 2015, the entire property of 10,083,270 sqm was sold to several companies for US$3.9 million, payable in 16 quarterly installments, plus an installment in kind, land resulting from the final blueprint, equivalent to 10% of the surface area. Delivery of the non-monetary consideration, consisting in 1,083,327 sqm, is pending.

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

As of June 30, 2018, the building’s occupancy rate was 96.9%, thus generating an average rent of US$77.50 per sqm.

	As of June 30,
Lipstick	2018	2017	YoY Var
Gross Leaseable Area (sqm)	58,092	58,094	-
Occupancy	96.9%	95.2%	1.7 p.p.
Rental price (US$/sqm)	77.5	69.2	12.7%

During 2018 we have successfully refinanced the "Lipstick" building debt, reducing it from US$ 113 million to US$ 53 million, extending the term to April 30, 2020 and reducing the loan interest rate from the Libor + 4% to Libor + 2%.

Latham & Watkins occupies 40,035 sqm of the office and storage space on a lease expiring on June 30, 2021.  In April 2018, Latham & Watkins communicated its intention of not be renewing its lease. For more information see “Risk Factors – Risks relating to our business in the United States”

Investment in Condor Hospitality Trust

We maintain our investment in the Condor Hospitality Trust Hotel REIT (NYSE: CDOR) mainly through our subsidiary Real Estate Investment Group VII (“REIG VII”), in which we hold a 100% interest. Condor is a REIT listed in NYSE focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises.

Condor's investment strategy is to build a branded premium, select service hotels portfolio within the top 100 Metropolitan Statistical Areas ("MSA") with a particular focus on the range of MSA 20 to 60. Since the beginning of the reconversion of the hotel portfolio in 2015, Condor has acquired 14 high quality select service hotels in its target markets for a total purchase price of approximately US$277 million. In addition, during this time, it has sold 53 legacy assets for a total value of approximately US$161 million.

As of June 30, 2018, the Company held 2,245,100 common shares of Condor’s capital stock, accounting for approximately 18.9% of that company’s capital stock and votes. The Company also held 325,752 Series E preferred shares, and a promissory note convertible into 64,964 common shares (at a price of US$ 10.4 each).

On September 27, 2018, Condor has initiated a process to evaluate strategic alternatives to enhance shareholder value. This review process, which will be conducted with the assistance of financial and legal advisors, will consider the full range of potential strategic alternatives, which includes but is not limited to, acquisitions, business combinations, joint ventures, public and private capital raises, recapitalization, and sale transaction options. Condor has engaged KeyBanc Capital Markets as financial advisor and McGrath North as legal counsel to assist in the review and will engage such other advisors, as it deems appropriate.

Others

Our interest in Banco Hipotecario

As of June 30, 2018, we held a 29.9% interest in Banco Hipotecario. Established in 1886 by the argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All of its operations are located in Argentina where it operates a nationwide network of 64 branches in the 23 Argentine provinces and the City of Buenos Aires, and 15 additional sales offices throughout Argentina. Additionally, its subsidiary Tarshop S.A., a credit card and small loans company, has 24 sales offices, im which Banco Hipotecario holds 80% and IRSA CP 20%.

Banco Hipotecario is an commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards, insurance, brokerage, asset management and related financial services to individuals, small-and medium-sized companies and large corporations. As of February 28, 2018, Banco Hipotecario ranked eleventh in the Argentine financial system in terms of shareholders’ equity and fifteenth in terms of total assets. As of June 30, 2018, Banco Hipotecario’s shareholders’ equity was Ps.8,719.2 million, its consolidated assets were Ps.81,717 million, and its net income for the twelve-month period ended December 31, 2017 was Ps.1,539 million. Since 1999, Banco Hipotecario’s shares have been listed on BYMA (the Buenos Aires Stock Exchange), and since 2006 it has had a Level I ADR program.

Banco Hipotecario conducts its operations through the following business units:

        ●  retail banking, which provides a full range of retail banking products and services to individual clients;
        ●  wholesale banking, which provides a full range of commercial banking products and services to large Argentine companies, small and medium enterprises (“SMEs”) and public-sector entities;
        ●  finance, which manages our funding, excess liquidity and investments in securities; and
        ●  insurance, which provides a wide range of life, property, unemployment and other insurance products to both wholesale and retail clients

Banco Hipotecario continues its business strategy of diversifying its loan portfolio. As a result, non-mortgage loans increased from Ps.14,845.9 million as of December 31, 2014 to Ps.17,944.7 million as of December 31, 2015, from Ps.24,305.4 million as of December 31, 2016 to Ps.35,810.7 million as of June 30, 2017 and to Ps.41,797 million as of June 30, 2018 increasing the interest in the aggregate loan portfolio to the non-financial private sector (without considering mortgage loans) from 84.1% as of December 31, 2014 to 90.6% as of June 30, 2018. Non-performing loans represented 4.5% of its total portfolio as of June 30, 2018.

Furthermore, Banco Hipotecario has diversified its funding sources, by developing its presence in the local and international capital markets and increasing its deposit base. Its financial debt represented 53.5% of the total financing as of June 30, 2018.

Its subsidiaries include BACS, a bank specialized in investment banking, assets securitization and asset management, BHN Vida S.A., a life insurance company, BHN Seguros Generales S.A., a homeowners’ insurance company and Tarshop S.A.

Tarjeta Shopping S.A. is a company founded in 1995 that is dedicated to the issuance, processing and administration of credit cards, obtaining cash and consumer financing in stores. In 2010, Banco Hipotecario S.A. acquired an 80% of the company form us and the remaining 20% is held by IRSA CP.

Others Assets

La Rural (Exhibition and Convention Center) LRSA holds usufruct rights for the commercial operation of the emblematic “Predio Ferial de Palermo” (Palermo exhibition center) in the City of Buenos Aires. IRSA CP indirectly holds a 35% interest in it.

In July 2016, we acquired from FEG Entretenimientos S.A. 25% of the shares of EHSA, in which we already held 50% of the share. We also acquired a 1.25% interest in ENUSA from Mr. Marcelo Figoli. The aggregate acquisition price for such acquisitions was Ps.66.5 million.

In addition, immediately after its acquisition, we sold 5% of the shares of EHSA to Mr. Diego Finkelstein, who already owned a 25% equity interest. The sale amount was fixed in the sum of Ps.13.45 million. As a result, we now hold 70% of the shares in EHSA and Mr. Diego Finkelstein holds the remaining 30%.

EHSA holds, both directly and indirectly, 100% of the shares of OASA and 95% of the shares of ENUSA. OASA holds 50% of the voting stock of LRSA, a company that holds the right to commercially operate the emblematic “Predio Ferial de Palermo” in the City of Buenos Aires, and SRA holds the remaining 50%. In addition, OASA manages LRSA pursuant to agreements entered into with SRA that include the right to appoint the Chairman—with casting vote on certain matters—and the general manager of LRSA.

Furthermore, ENUSA is mainly engaged in organizing entertainment events for trade fairs.

On August 4, 2017, a 15-year concession agreement for the Exhibition and Convention Center of the City of Buenos Aires was executed by the joint venture "LA RURAL S.A. - OFC S.R.L. - OGDEN ARGENTINA S.A. – ENTRETENIMIENTO UNIVERSAL S.A. UNION TRANSITORIA", which was granted pursuant a public bidding process.

The members of the joint venture hold the following interests: (a) LRSA 5%; (b) OFC SRL20%; (c) OASA 55%; and (d) EUSA 20%.

The shareholders of LRSA are Sociedad Rural Argentina, which is the owner of a 50% interest, and OASA, which holds the remaining 50% equity interest.

OASA and EUSA are controlled companies of EHSA, whose shareholders are us, with a 70% interest, and Diego Finkelstein, who holds the remaining 30%.

Consequently, we indirectly hold a 50.0% interest in the joint venture.

The Exhibition and Convention Center has a surface area of approximately 22,800 sqm and may accommodate approximately 5,000 attendees. It has a main exhibit hall and an ancillary hall, offices and meetings rooms, arranged in three underground levels that were designed to blend into the landscape extending from the School of Law of the University of Buenos Aires to Parque Thays.

TGLT (real estate)

TGLT is a real estate company listed on the BYMA which is mainly engaged in residential development projects in Argentina and Uruguay. During fiscal year 2018, we sold approximately 3.7 million ordinary shares of TGLT, reducing our stake from 9.5% to 4.2%.

On August 1, 2017, we exercised our preemptive subscription and accretion rights and purchased 22,225,000 Subordinated Notes Convertible into Newly Issued Shares of TGLT for an aggregate amount of US$22,225,000 (US$ 1 par value) due 2027. If all the holders exercised their conversion rights under such Notes, the company’s interest in TGLT would increase to 12.8% of its stock capital, up from 4.2%.

DirecTv Arena

DirecTv Arena is an indoor stadium with unique features intended for the performance of top-level international events, including sporting and events. The price set for the transaction amounted to US$4.2 million. In this way, we continue to expand, through OASA, which also owns a stake in LRSA and in the new Convention Center of the City of Buenos Aires, its exposure to the activity of fair events and entertainment, which could generate synergies with the business of shopping centers.

OASA, which is indirectly controlled by us in a 70%, has acquired a 60% stake of 'La Arena S.A.' which developed and operates the stadium known as 'DIRECTV ARENA', located at kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

Avenida (e-commerce)

We hold a 17.84% interest in Avenida. Avenida is an e-commerce company. Recently, two of Avenida`s principal investors, who decided not to inject any further funds in light of the significant losses recorded by them.

On January 20, 2017, Avenida issued shares of stock in a new round of investment seeking commitments for US$3.8 million. We made a US$460,000 contribution and capitalized a loan held with Avenida for US$229,515 increasing our stake in Avenida to 17.84%. In such round, Avenida set apart 385,103 shares to be allocated to an equity plan.

Moreover, we hold a warrant entitling us to purchase up to 3,976,225 additional preferred shares at a price of US$0.10 per share, exercisable until the earlier of the expiration of an 18-month term or the date a new equity security is issued, subject to certain conditions. If we exercise such warrants, our interest in Avenida’s stock capital would increase to 25%.

In this context, Avenida has changed its management team and its business model and strategy.

Operations Center in Israel

Investment in IDB Development Corporation

Acquisition of Control of IDBD

On May 7, 2014, the Company, acting indirectly through Dolphin, acquired jointly with E.T.H.M.B.M. Extra Holdings Ltd., a company incorporated under the laws of the State of Israel (“ETH,”) controlled by Mordechay Ben Moshé, entered into a transaction to acquire an aggregate of 106.6 million common shares in IDBD representing 53.30% of its stock capital, in the context of a debt restructuring transaction related to IDBD’s holding company, IDBH. Under the terms of the agreement, Dolphin and ETH executed a Shareholders’ Agreement and Dolphin and ETH each acquired a 50% interest in IDBD. The initial amount invested by each Company was NIS 950 million, equivalent to approximately US$272 million at the exchange rate prevailing on that date. On October 11, 2015, IFISA (a company indirectly controlled by Eduardo S. Elsztain) acquired ETH, since that date, we started to consolidate IDBD into our financial statements ..

Tender Offers

On March 31, 2016, Dolphin satisfied its commitments under the debt restructuring agreement of IDBD’s controlling company, IDBH, with its creditors (the “Arrangement”). Such amendment approved by 95% of IDBD’s minority shareholders on March 2, 2016 and by the competent court on March 10, 2016. As a result, as of March 3, 2016: (i) Dolphin purchased all the shares held by IDBD’s minority shareholders; (ii) all the warrants held by IDBD’s minority shareholders expired; and (iii) Dolphin made additional contributions to IDBD in the form of a subordinated loan, as described below.

The price paid for each IDBD share to minority shareholders as of March 29, 2016 was: (i) NIS 1.25 million in cash, resulting in a total payment of NIS 159.6 million (US$42.2 million); (ii) NIS 1.20 per share through the subscription and delivery of IDBD’s Series I bonds (“IDBD Bonds”) that was paid by Dolphin at par; therefore, it subscribed bonds for NIS 166.5 million, including the payments due to warrant holders; and (iii) the commitment to pay (a) NIS 1.05 million (subject to adjustment) in cash if Dolphin receives authorization to assume control of Clal Insurance Company Ltd. and Clal Insurance Business Holdings Ltd. Or (b) if IDBD sells its interest in Clal for a sale price per Clal share in excess of 75% of its book value NIS 155.8 million (approximately US$40.8 million).

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

Purchase of shares of IDBD to IFISA

In December 1, 2017, Dolphin executed a share purchase agreement pursuant to which Dolphin purchased all the shares that IFISA held of IDBD, which amounted to 31.7% of the capital stock. As of the end of December 31, 2017, Dolphin controled 100% of IDBD's shares.

The transaction was made at a price of NIS 398 million (equivalent to NIS 1.968 per share and approximately to Ps.1,968 million as of the date of the transaction). As consideration of the transaction all receivables from Dolphin to IFISA have been canceled plus a payment of US$ 33.7 million (equivalents to Ps.588 million as of the date of the transaction). This transaction was accounted in equity as a decrease in the equity holders of the parent for an amount of Ps.2,923 million.

As of the date of this annual report, the investment made from IRSA in IDBD and DIC is approximatelly US$640 million, and IRSA’s indirect equity interest reached 100% of IDBD’s undiluted stock capital. For additional information please see “Significant acquisitions, dispositions and development of business.”

Purchase of DIC’s shares by Dolphin

On November 22, 2017, all of DIC’s shares held by IDBD (106,780,853 shares) were transferred to Dolphin IL., wholly owned by Dolphin, which issued the debenture to IDBD, and a total of NIS 70 million as purchase price. Additionally, within the framework of the completion of the transaction, as part of the collateral which was provided by the buyer to IDB, in connection with the debentures, Dolphin IL. deposited 9,636,097 DIC shares with I.B.I. Trust Management, which serves as the trustee for the debenture on behalf of IDBD and Dolphin IL, in accordance with the debenture’s terms.

It should be noted that the financial position of IDBD and its subsidiaries at the Operations Center in Israel does not affect the financial position of the Company and subsidiaries at the Operations Center in Argentina. In addition, the commitments and other covenants resulting from IDBD’s financial debt do not have impact on the Company since such indebtedness has no recourse against us and it is not granted by IRSA’s assets.

On May 6, 2018, IDBD agreed on a SWAP on shares of DIC held by third parties with a banking entity not related to the group for a period of one year with the possibility of extending an additional year. The total of shares subject to the agreement is 6,020,811 and the value of the swap at the time of subscription is on average NIS 10,12 per share, approximately NIS 60 million (approximately Ps.342 million on the day of the transaction). The present transaction will be settled in cash for the difference between the quotation at the end of the agreement and the agreed price. For this transaction, we have not increased its participation in DIC for this transaction and granted guarantees on certain financial assets.

As of June 30, 2018 we owned indirectly 76.57% of DIC and as of the date of this annual report we owned indirectly 77.92% of DIC, for more information see "Recent Developments."

For additional information please see "Operations Center in Israel" ..

IDBD's investee companies

As of June 30, 2018, the investee companies which are held by IDBD include IDB Tourism and Clal, which are presented under discontinued operations, as well as IDBG (50%) and Modiin Energy (18%), which are treated as investee companies accounted by the treated at the equity method.

DIC investee companies

As of June 30, 2018, the main consolidated companies directly held by DIC are Property & Building Ltd. (64.4%), Cellcom (43.1% in capital, 47.2% in voting rights), and Elron (50.3%).

In addition, other main investments include the debenture from Dolphin IL (which was received in the transaction involving the sale of the IDBD’s holdings in DIC in November 2017, as stated above).

Segments

Within the Operations Center in Israel, the Company operates in the following segments though IDBD and DIC:

Real Estate (DIC)

PBC operates in Israel and in the United States, within two separate operating segments: the yield bearer property segment and the residential construction segment. PBC ihas other investmetns in agriculture. As of June 30, 2018, PBC owns rental properties in Israel for approximately 1,175,000 square meters (as compared with approximately 1,170,000 square meters as of December 31, 2017), the HSBC Tower in New York with an area of approximately 80,000 square meters, which according to a valuation dated July 30, 2018 is estimated in an approximate amount of US$ 920 million, and the Tivoli project in Las Vegas, with leasable area of approximately 31,000 square meters of office spaces and approximately 31,000 square meters of commercial space, as of June 30, 2018 the occupancy rate stands of approximately 68%, as well as land reserves of approximately 655,000 square meters in Israel.

PBC’s properties in Israel and in the United States are as follows:

Areas rented for the use of offices and high tech industries (“Office and Hi-Tech Uses”).

Business parks and office buildings for hi-tech industries. PBC has expertise in the provision of solutions for the special requirements of this industry, and builds designated buildings which are adjusted to the needs of the lessees, and also provides management services for those buildings.

Office buildings. PBC’s office buildings are located in high demand areas, and most are leased, at high occupancy rates, generally for long lease periods. Areas for office use are characterized by areas used as parking lots, which constitute an inseparable part of the buildings. PBC’s activities abroadmainly consist of the HSBC Tower on Fifth Avenue in New York.

Areas rented for industry, workshop, logistics and storage uses (“Industry and Logistics Uses”).

PBC’s areas for industry and logistics uses in Israel are characterized by areas with a large single space, service yards and large operational areas. In light of the rent which can be collected for areas of this kind, which is relatively low, and the fact that their construction generally requires construction on large areas of land, PBC concentrates, as do other companies operating in the segment, most of its industrial areas in periphery areas and in areas located close to airports and seaports. Shopping malls, commercial centers and recreational areas (“Uses for Commercial and Recreational Centers”).

PBC’s areas which are leased to commercial and recreational centers in Israel include commercial centers, which are located in central areas or areas near major junctions at highways from major cities, conference centers and recreational centers. The areas of PBC which are rented for commercial purposes abroad primarily include its share in the Tivoli project in Las Vegas.

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

In the United States, PBC’s properties are located in various states, with different economic characteristics. In the United States rent in the Northeast is significantly higher than the average rent in the Western United States region, and vary by locations and uses (luxury office and commercial buildings in the Northeastern region, as compared to commercial centers in the Western United States region), as well as the location of the properties (large city centers such as New York, as compared to residential neighborhoods in the Western region).

However, even within each region (both in Israel and in the United States), there are differences among sites, as well as difference, in some cases, between the various properties in each site, due to the characteristics of the property.

Mix of lessees

The revenue-generating properties segment is characterized by a wide variety of customers, including large and small companies and business customers, as well as private customers.

PBC leases include mainly medium and longer term rental contracts, and in general, rental contracts in Israel involve unprotected leases, and rental rates are linked to the consumer price index. The policy of PBC is to prefer long term contracts with high-quality lessees.

Leased properties are tailored to the specific requirements of the customer. Given the cost of customizing properties to the lessee’s specific needs, related for buildings of this kind are signed for long periods, and generally include options for the lessee to extend the term period. Additionally, some of the Group’s lessees perform, at their own expense, improvements of the leased properties, and adapt them to their needs. Such investments by lessees are more efficient than transferring to other areas.

Presented below is a corporate chart of PBC and its subsidiaries, as of December 31, 2017

(1)
Gav-Yam is a public company whose securities are listed for trading on the TASE. Most of Gav-Yam’s activities are in the revenue-generating properties segment, primarily hi-tech parks, business parks, offices and logistical centers, as well as construction and marketing, together with a partner, of a residential neighborhood in Haifa.In June 2017, Gav-Yam issued to the public 131 thousand ordinary shares, for a total net consideration of NIS 196 million. As a result of this issuance, the holding rate of Property & Building in Gav-Yam decreased from 55.0% to 51.7%. As a result of the aforementioned sale, the Company recorded its share in the increase in capital attributed to the owners of in the amount of NIS 15 million
(2)
Matam is the rights holder to revenue-generating properties in Science Based Industries Park, one of the largest hi-tech industry parks in Israel, located in the southern suburbs of the city of Haifa.
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
(6)
PBC International Investments was incorporated in Israel for the purpose of operating in the field of revenue-generating properties and residential construction abroad, through foreign subsidiaries and associate companies. At the end of the liquadation PBC will hold PBC international's subsidiaries directly.
(7)
As of June 30, 2018, IDB Group USA Investments Inc. ("IDBG") is a company incorporated in the United States. IDBG was incorporated in 2005 and is held in equal parts by PBC and IDBD, for the purpose of investing in real estate projects in the USA. IDBG holds, together with additional investors, real estate corporations which operate in Las Vegas. The real estate corporation GW holds the rights to a commercial and office areas (which is being built in stages). Tivoli project (“GW” project) - As of proximate to the publication date of the report, IDBG holds, directly and indirectly, the entire share capital and voting rights of GW. The Tivoli project is comprised of three phases, in a space of approximately 868,000 square feet of retail, office and hotel space (in this section: the "Project"). The first two phases, in a space of approximately 670,000 square feet were completed and comprising of approximately 337,000 square feet of office, and approximately 333,000 square feet of retail. Occupancy rate as of the end of June 2018 is 68%. The third phase of the Project remains under development with no completion date specified at this time. IDBG obtained an independent third-party appraisal of its investment property. The valuation was performed mainly by discounting the future cash flows anticipated to be derived from the Project. The discount rates used by the independent appraisers was 8.5% as of June 30, 2018, and June 30, 2017, and was selected based on the type of property and its intended use, its location and the quality of the lessees. The capitalization rates used was 6.5% as of June 30, 2018 and June 30, 2017. The valuation concluded that the fair value of the property as at June 30, 2018 to be $ 249 million (June 30, 2017 - $268 million), including $18 million in respect of a parcel of land adjacent to the Project – see below. Due to the change in fair value, IDBD incurred a loss of approximately $ 22 million for the six months ended June 30, 2018 (June 30, 2017- $ 70 million). GW has a mortgage loan from KeyBank that bears interest at the 30-day LIBOR (2.0% as of June 30, 2018) plus 5.0%. On January 3, 2018, PBC signed an amendment to the mortgage loan with KeyBank and extended the loan maturity date to December 31, 2018. As of June 30, 2018, the loan balance was approximately $59 million, and GW is in compliance with interest reserve obligations under the loan. The mortgage loan is collateralized by a lien on the investment property. On January 3, 2017, IDBG signed an agreement for the receipt of a loan from an Israeli financing institution for $ 41.4 million. The loan bears an annual fixed interest rate of 7%. The loan principal will be repaid in a single payment at the end of 24 months. In the second quarter of 2018, PBC initiated an active program to locate a buyer for a parcel of land adjacent to the Project intended for multi-family residential development, which land was classified in investment property. In August 2018 PBC signed a contract to sell the land in consideration of $18 million. The contract provides that PBC is entitled to additional consideration of up to $2.5 million if certain conditions are achieved. The closing of the contract is subject to, among others, performance of due diligence procedures by the purchaser and receipt of certain local municipality approvals.
(8)
TPD Investment Limited (in England) – Until September 2017, PBC and DIC, through England Hotels - Property & Building Ltd. (a company wholly owned by PBC) (“Property & Building Hotels”) owned rights (20%) to TPD Investment Limited (“TPD” or the “English Company”), which primarily holds two hotels: the Hilton in London, and the Hilton in Birmingham, as well as the rights associated therewith (including approximately 1,900 hotel rooms (cumulatively) and conference halls). In March 2014, the English partner (the “English Partner”) in the English Company announced that refinancing had been performed, in which the English Partner announced, inter alia, to PBC, that it and its additional partnerholding rate was diluted, each, to 6.3%. After the failure of the negotiations which were conducted between PBC and the additional partner with the English Partner, PBC filed, together with the additional partner, in April 2014, a claim with the Court in London, demanding that the English Partner acquire their holdings in TPD, in accordance with their market value, as will be determined by the Court, as well as additional conventional remedies in accordance with English law (the “Claim”). In April 2017 PBC received a ruling from the English Court, according to which its English Partner in TBD and TBD are obligated to acquire PBC's rights and the other Partner's rights in TBD in an amount of GBP 48 million (50% to PBC). On September 29, 2017 this ruling was executed and the company received GBP 24 million.

The following are the main Rental Properties and Properties under development of PBC as of June 30, 2018:

Property's Name	Fair Value (in million of Ps.)	Date of construction	Date of acquisition by PBC	Banking / financial institution - Encumbrances
Commercial centers
Kiryat Ono Mall	3,914	Nov-07	2007	-
Shopping Center Modi’in A	1,767	Aug-05	-	Bank
Ispro planet -BeerSheva –Phase 1	2,091	2016	-	-
High-tech buildings, offices and industry
HSBC	25,194	1927-1984	2010	Bank / Financial institution
Matam park - Haifa	12,822	1979-2015	1999	Bank
Herzeliya North	9,003	1996-2015	1970	-
Gav-Yam Center - Herzeliya	5,176	1997-2006	-	Bank
Neyar Hadera Modi’in	1,665	2010-2016	2010	-
Holon	1,925	1960-1985
Gav yam park - Beer Sheva	2,407	2013-2018	2011	Bank and Financial institution
Others (including trade centers)	18,862	-	-	-
Properties in construction
Ispro planet -BeerSheva –Phase 2	252	in progress	-	-
Amot tozeret H'aaretz	2,777	in progress	-	-
Others	1,806	-	-	-

Activities of PBC in the residential construction segment in Israel

PBC’s residential construction segment develops and sells residential units. The residential units are developed within residential neighborhoods, including full environmental development and associated community services. PBC’s residential construction segment also includes the identification and development of new lands including urban renewal projects (demolition-construction). As of December 31, 2017, the balance of approved construction rights for the projects in which PBC was a partner amounted to approximately 1,866 residential units(of which 1,127 units belong to PBC), where approximately 942 residential units are currently in construction (of which 680 units belong to PBC). In June 30, 2018, the construction of and markting of 812 residential units. In the second quarter of 2018, 55 housing units were sold (as compared with approximately 80 housing units in the corresponding period last year). In the first half of 2018, 105 residential units were sold (as compared with approximately 160 residential units in the corresponding period last year). In the first half of 2018, PBC’s revenues from the sale of residential units amounted to approximately NIS 194 million, as compared with approximately NIS 286 million in in the first half of 2017. In the first half of 2018, 379 housing units were occupied, compared to 27 housing units in the corresponding period last year. PBC builds and markets, in the residential construction segment in Israel, as of June 30, 2018, approximately 812 residential units, of which 511 were sold, in 6 different complexes throughout the country.

In June 2018 Gav-Yam's General Assembly approved the transaction for a combination deal with Shufersal Real Estate (in this section: “Shufersal”) regarding land of 8,800 sqm owned by Shufersal in Ra'anana. According to the agreement Shufersal will sell to Gav-Yam 69.5% of the land in exchange for Gav-Yam Building on the land a project of offices and retail with a total gross area of 41,000 sqm and a parking lot of 1,000 places. The validity of the agreement is subject to the fulfilment of the following conditions within 24 months of the signature date of the agreement: the transaction was also approved by Shufersal's general assembly. The transaction is conditional upon the approval of a detailed zoning plan for the project.

In July 2018, PBC issued NIS 507 million par value debentures (Series I) by way of expanding the series for a total gross consideration of NIS 500 million, which reflects an unlinked yield of 4.27%.

Supermarkets (DIC)

Shufersal is a public company, which is included under the Tel Aviv 35 index, which was incorporated in Israel, whose shares and debentures are listed for trading on the TASE. It is primarily engaged in the ownership and management of a supermarket chain - the largest and leading chain in Israel, in terms of sales volume. Shufersal is also active in the real estate industry and in the customer club credit card segment. In December 2017 Shufersal completed the acquisition of the entire share capital of New Pharm Drugstores Ltd. (“New Pharm”), which operates in the drugstore sector.

In June 2018, a transaction was completed in which DIC sold 16.6% of the issued share capital of Shufersal, for a total net consideration of NIS 848 million, according to which DIC’s holdings in Shufersal decreased to approximately 33.6% and therfore ceased to be the controlling shareholder of Shufersal. Thus, after the date of the said sale DIC ceased to consolidate the financial statements of Shufersal.

Accordingly, commencing from the closing date of the said sale, Shufersal ceases to be classified as a "second tier company" (nor is it a "first tier company"), within the meaning of these terms in the Reduced Concentration Law.

Shufersal Group employs approximately 13.5 thousand employees and has an annual revenues of NIS 12.5 billion.

In Israel, the retail segment business's results are subject to seasonal fluctuations as a result of the consumption behavior of the population proximate to the Passover holidays (March and/or April) and Rosh Hashanah and Sukkoth holidays (September and/or October). This also affects the balance sheet values of inventory, customers and suppliers. Shufersal revenues from cellular services are usually affected by seasonality with the third quarter of the year, which is characterized by higher roaming revenues due to increased incoming and outgoing tourism.

In 2018, the Passover holiday fell at the beginning of April, compared to 2017 when it was at the middle of April. The timing of the holiday affects Shufersal’s sales and special offers in the second quarter of 2018, compared to last year. The Passover holiday in the second quarter of 2018 had a smaller effect on Shufersal’s results than in the corresponding quarter in 2017, therefore analysis of the results for the first half of the year compared to the corresponding period in 2017 better represents the changes between periods.

On June 5, 2018, a wholly-owned subsidiary of Shufersal entered into an agreement with Amot Investments Ltd. ("Amot") whereby the subsidiary Amot will acquire 25% of the lease rights that Amot has in vacant real estate in the Modi'in industrial zone, (in this section: "the Project"), where the parties to the project will be 25% of the subsidiary and the remaining 50% will be regarded to Amot, in unspecified parts, and Shufersal will lease the logistics center, which will serve as an automated center for the Shufersal's online operations. The total investments in respect of the establishment of the automated centers in Modi'in and Kadima, as aforesaid, are estimated at approximately NIS 600 million, with most of the said amount being in respect of the payment for the automation equipment and construction, and will be spread over a period of four years.

Shufersal operates in four operating segments: the retail segment, the real estate segment, the credit card customer club management segment and, as from December 31, 2017, the New Pharm segment, as described below:

Retail segment. This segment includes the retail marketing of food and other products in Shufersal branches and the manufacture of frozen and fresh baked products that are sold mainly in the Shufersal’s branches. As of June 30, 2018, Shufersal operated 276 branches (as compared with 272 and 277 branches at the end of 2017 (same as 2016) and 2015, respectively').

Shufersal owns the largest supermarket chain in Israel in terms of sales volume.

As of December 2017, Shufersal operates two branches of this Segment, the "Discount Discount Group" and the "Group of Neighborhood Branches". These two groups include four different formats in the retail segment, including an on-line format “Shufersal Online” and organic food stores, throughout the country, with the aim of satisfying its customers and providing them a buying experience that differs and varies in each of the formats. Shufersal have a mix of varied products organized in a number of sales departments and sub departments in each store, including, in the health areas that were placed in part of the branches, and it includes, among other things, products sold under the private label of Shufersal, with the view of offering the consumer a quality product, strengthening price perception (a quality product for cheaper prices than similar products in the same category), developing consumer loyalty and improving profitability of the categories in which the private label is sold. The area of manufacturing frozen and fresh baked products is operated by a wholly owned subsidiary of Shufersal.

Real estate segment. The real estate activities of Shufersal were separated, beginning on April 1, 2013, into Shufersal Real Estate Ltd. (“Shufersal Real Estate”), a wholly owned subsidiary whose assets include both branches which are rented to Shufersal (which are classified in Shufersal’s Consolidated Financial Statements as fixed assets) and real estate properties which are rented out to third parties (which are classified as investment property). The aforementioned properties do not include Shufersal’s logistical center in Rishon Letzion (including the attached branch), and Shufersal’s new logistical center in Shoham. The real estate activity includes: (A) Real estate development as an independent business segment; and (B) Integrating Shufersal’s primary activity in the retail segment, including: development of existing properties, acquisition of lands for future development and operating regional and local operating branches, and improving surrounding commercial areas to increase the scope of activity in the complex. The neighborhood branches group: 80 branches in the neighborhood branch format (“My Shufersal”), with an emphasis on offering convenience, availability, and personalized service, as well as 51 branches in the very small branches format in neighborhoods and city centers, operated primarily by franchisees (“Shufersal Express”); The activity in the neighborhood branches group also includes the “Organic Market” activity. Shufersal operates, as of December 31, 2017, and 70 health markets throughout the country, under the brand “Green,” and also operates 5 independent stores under the brand “Organic Market.”

  Presented below are details regarding the real estate properties which are owned by Shufersal Real Estate as of December 31, 2017:

	Number of properties	Total area (thousands of square meters)	Fair value (NIS millions)	Rent and annual management fees (NIS thousands) in 2017(2)	NOI (NIS thousands) in 2017 (3)	Average yield
Branches rented to Shufersal	70	Approx.131	1,702(1)	125,051	118,311	7.1%
Properties under construction which will be rented to Shufersal and to externals	2	Approx.5	21(1)(5)	-	-	-
Real estate properties which will be rented to externals (4)	2	Approx.50	84	-	-	-
Real estate properties rented to externals	20	Approx.54	504	43,091	23,977	4.7%
Total	94	Approx.240	2,311	168,142	142,288	6.5%

(1) The fair value is in accordance with the presentation of these properties in the books of Shufersal Real Estate. In the books of Shufersal, these properties are classified according to their amortized cost of acquisition, and not at fair value.
(2) Including income from Miscellaneous.
(3) NOI at Shufersal Real Estate - Shufersal Real Estate's gross profit in annual terms.
(4) Not including lot areas regarding which, in 2016, a zoning plan was approved which permits construction at a scope of approximately 40,000 built square meters, Some of which are classified in Shufersal's financial statements as a branch, and that branch in 2017 amounts to approximately NIS 11 million.
(5) The balance of the depreciated cost in Shufersal's books is approximately NIS 998 million.

Until January 11, 2018, the credit-card company that issued the credit cards to the Shufersal's customers was Leumi Card Ltd. ("Leumi Card"), by virtue of an agreement dated July 19, 2006 between the parties, for issuance and operation of the credit cards to the Shufersal's customers. On August 28, 2017, Shufersal notified Leumi Card that it did not wish to renew the Leumi Card agreement, and accordingly, the agreement was terminated on January 18, 2018.

As of January 18, 2018, the credit cards are issued to Shufersal's customers by Israel Credit Cards Ltd. and Diners Club Israel Ltd. (jointly - "CAL"), pursuant to a memorandum of understanding signed between Shufersal and CAL on November 2, 2017.

During the first half of 2018, Shufersal began to establish the new credit card club, during which 400,000 tickets were issued.

Accordingly, on April 24, 2018, Shufersal was served with a statement of claim filed by Leumi Card together with an application for temporary injunctions against Shufersal and against the accountants of Shufersal Finances, Limited Partnership (the "Partnership", PwC) and the general partner of the partnership. In the framework of the claim, the court was asked, among other things, to issue an order declaring that all of Shufersal credit card activity (withall of its income driven from it) belongs to the Partnership and as such must be performed by it and even if the issuance and operation services are provided by a company other than Leumi Card. In addition, Leumi Card claimed that that the options grantedto Shufersal and Leumi Card in the partnership agreement are valid and have not expired. Moreover, they requested to appoint a valuator for the purpose of valuing the partnership. Shufersal rejected all of the said claims and requested the Court to dismiss it in limine. On May 28, 2018, Shufersal and Leumi Card notified the Court that the said dispute was transferred to a mediator. At this preliminary stage it is not possible to estimate the chances of this claim or the mediation process.

New Pharm segment. Following completion of the transaction to acquire New Pharm Drugstores Ltd. on December 20, 2017 by Shufersal, the activity of the New Pharm segment constitutes a reportable segment for Shufersal. As of December 31, 2017 New Pharm operates in the drugstore sector through 63 branches that sell mainly cosmetics, convenience and toiletry products, medicine and food supplements. As of December 31, 2017, was not include results of New Pharm for the period from the date of completing the transaction to the reporting date due to immateriality. In Shufersal's estimation, New-Pharm's market share in 2017 accounts for 4% of the total pharmaceutical market.

Telecommunications (DIC)

Cellcom is a public company which was incorporated in Israel, whose shares are listed for trading on the TASE and on the New York Stock Exchange, and whose debentures are listed for trading on the TASE.

Cellcom operates and sells to its customers various communication services. Cellcom’s activity is divided in two main segments, “Cellular” and “Fixed-line”. The cellular segment includes the cellular communications services, end user cellular equipment and supplemental services. The fixed-line segment includes landline and long distance telephone services, internet infrastructure and connectivity services, television services, transmission services end user fixed-line equipment and supplemental services.

In June 2018, Cellcom issued shares and options to the public in Israel and received net proceeds of NIS 275 million. In addition, in June 2018, DIC entered into a swap transaction with a banking institution in connection with Cellcom shares, whereby DIC acquired an additional 1% of the issued and paid-up share capital of Cellcom (the "Swap Transaction"). The Swap Transaction is a differential transaction only, for a period of 90 days, at the end of which DIC will be obligated to resell the said shares. As part of the said issuance, DIC acquired shares and warrants for Cellcom shares at a cost of NIS 146 million. Following the swap transaction and DIC's participation in the issue, after completion of the issue, DIC holds 43.1% of the issued and paid-up share capital of Cellcom (not including the swapped shares) and 46.33% of the voting rights in Cellcom (directly and indirectly).

Cellular Segment. Cellcom’s activity in the mobile segment includes the provision of mobile communication services in Israel, the sale of mobile equipment to end users, and other supplementary services. Cellcom holds a general license from the Ministry of Communication which is valid until the end of January 2022 (the “Mobile License”). - At the end of the second quarter of 2018, Cellcom had approximately 2.809 million cellular subscribers. During the second quarter of 2018, Cellcom's cellular subscriber base decreased by approximately 13,000 net cellular subscribers. This decrease resulted mainly from the removal M2M (machine to machine) subscribers from Cellcom's cellular subscriber base, according to Cellcom's active cellular subscriber calculation method. Cellcom offers a broad range of cellular services through our 2G, 3G and 4G network. There is intense competition in all aspects of the cellular communications market in Israel, with a penetration rate (the ratio of cellular subscribers to the Israeli population) of approximately 121%, representing approximately 10.6 million cellular subscribers as of December 31, 2017, and the average annual churn rate in Israel in 2017 is estimated to be 37%, higher than the churn rates in other developed economies. Cellular´s churn rate for the second quarter of 2018 totaled to 12.6%, compared to 10.8% in the second quarter of 2017. The monthly cellular Average Revenue per User ("ARPU") for the second quarter of 2018 totaled NIS 51.8 (US$14.2), compared to NIS 57.0 (US$15.6) in the second quarter last year. The decrease in ARPU resulted mainly from the ongoing erosion in the prices of cellular services, resulting from the intense competition in the cellular market.

Cellcom compete for market and revenue share with seven other cellular communications operators: four mobile network operators (Partner, Pelephone, Hot Mobile and Golan) and three mobile virtual network operators (Rami Levy Hashikma Communications Marketing Ltd., or Rami Levy, Azi Communications Ltd., or Azi, and Cellact Communications Ltd., or Cellact). Xfone won frequencies in the 2015 4G frequencies tender and received a cellular license in 2017. In April 2018, Marathon 018 Xfone Ltd., with which Cellcom entered into a network sharing and hosting agreement, commenced operating in the Israeli cellular market.

These services include basic cellular telephony services, text and multimedia messaging, advanced cellular content and data services and other value-added services, and also offers international roaming services, a wide selection of handsets from various leading global manufacturers and repair services on most handsets offered by us. Not all services are supported by all handsets or by all of their networks.

End user equipment - Creating a connection between transactions for the provision of mobile services and transactions for the acquisition of end user equipment (including by way of the provision of airtime refunds for the acquisition of end user equipment) is prohibited in Israel. This prohibition has resulted in increased competition on the market. The increasing competition in the mobile device sales segment has resulted in a decrease in the scope of mobile devices sold by Cellcom.

Cellcom provides Golan national roaming services under our Sharing Agreements and we provide the Joint Corporations services as a subcontractor.

Basic cellular services

The main cellular service is basic cellular telephony and data transfer, upload and download (in supporting handsets). Both are included in packages price plans. In addition, Cellcom offers many other services with enhancements and additional features to our basic cellular telephony service, including voice mail, cellular fax, call waiting, call forwarding, caller identification and conference calling.

Data services can be used with handsets (in supporting models), cellular modems and tablets. Cellcom provides their customers with a variety of "internet data packages" for that purpose.

Cellcom also offers both an outbound roaming service to our subscribers when traveling outside of Israel and an inbound roaming service to visitors to Israel who can “roam” on our network.

Value-added services

In addition to basic cellular telephony and data services, Cellcom offers many value-added services, such as SMS and MMS, cloud backup and content services such as "Cellcom Volume" (music application) and "Cellcom tv" application. Business subscribers are offered with multi SMS, M2M (machine to machine), "Double Net" services allowing combined usage of cellular and landline networks in order to insure continuous service, work force management, vehicles management applications and IOT (internet of things) solutions such as "smart city" end-to-end cellular and fixed line solutions.

Handsets

Cellcom sells a wide selection of handsets (which for purposes of this report may include other types of communications end-user equipment, such as tablets) designed to meet individual preferences. Prices of handsets vary based on handset features and special promotions. Cellcom offers a variety of installment plans for handsets and discounts for short term installment plans, although in most cases, handsets are to be paid for in 36 monthly installments. Cellcom is also required to provide cellular services to subscribers who did not purchase their handsets from it, provided that the handset model complies with the standards set by the Ministry of Communications.

Cellcom also sells modems and tablets to promote our data services. In addition, Cellcom sell added value products to our customers, such as smart watches.

Fixed line segment. Cellcom’s activity in fixed line services include our internet infrastructure (for private customers based mostly on the landline wholesale market and for business customers based on our landline infrastructure) and connectivity services, Over the Top TV services(“OTT TV”) services, ILD services, landline telephony services and transmission services (for business customers). Cellcom also offers bundles of these services, including a triple offering (internet service including infrastructure and connectivity, landline telephony, TV service) and quatro offering (internet services, landline telephony, TV service and cellular services). Cellcom also offers landline transmission and data services to selected business customers and telecommunications operators (including transmission revenues from Golan according to the network sharing agreement as of March and April 2017), using our fiber-optic infrastructure and complementary microwave links, IP switchboard services and operation and management of business telecommunications systems. Additional services include cloud services and data protection products solutions based on products and services offered by us and by third party vendors and IOT solutions such as "smart city" end-to-end cellular and fixed line solutions.

Internet infrastructure and Connectivity

Cellcom is a major provider of internet connectivity services. Prior to the formation of the landline wholesale market, the Israeli internet market was characterized by a separation between the internet infrastructure providers (mainly Bezeq and Hot) and the internet connectivity service providers. Consequently, the internet customer was required to enter into a contractual arrangement with both types of these providers. The infrastructure provider is responsible for the connection of the customer from his computer or other device to the infrastructure provider's operator. The internet service provider is responsible for providing access to the customer from the infrastructure provider's operator, through its own operator, to the local and global internet network. As of May 2015, following the inception of the landline wholesale market, Cellcom (and other operators) provides end-to-end internet service (infrastructure and connectivity) using Bezeq's infrastructure. Cellcom sells internet infrastructure services bundled with internet connectivity, as well as with our other services.

As of June 30, 2018, Cellcom provides end-to-end internet service, to approximately 248,000 households. In the second quarter of 2018, Cellcom's subscriber base in the internet infrastructure field increased by approximately 13,000 net households.

In addition, Cellcom offers their internet subscribers value added services, such as data protection services to our private subscribers and connectivity integration solutions and global communications solutions to their business customers, including firewalls, anti-virus and anti-spam software, overseas internet connectivity services and server hosting services. In addition, Cellcom provides internet connectivity services that offer the ability to filter the content viewed by the internet users.

OTT TV services

As of December 2014, Cellcom offer OTTTV services, branded 'Cellcom tv' mostly to private customers. Cellcom tv is a hybrid OTT-DTT TV service provided to the Israeli market. The service includes a set-top box that enables linear channels, including based on the Israeli digital terrestrial television (DTT) broadcasting, other commercial channels and Video on Demand library subscription (SVoD), music streaming service and additional advanced features such as cloud recording and VoD playlist channels, for a highly competitive price. Cellcom tv service can generally also be accessed by smartphones, tablets, Smart TV and additional TV services' equipment like Apple TV and Android TV devices (TV anywhere). Our VoD catalogue and linear channels offer international and local content from top content suppliers. As of June 30, 2018, Cellcom provides OTT TV services to approximately 195,000 households. In the second quarter of 2018, Cellcom's subscriber base in the TV field increased by 11,000 net households.

International Long Distance (“ILD”) services

Cellcom is one of the major players in the Israeli ILD market. Our principal service in the ILD market is the provision of outgoing and incoming telephone calls with substantially worldwide coverage. Cellcom provide these services mostly to post-paid customers, but also to pre-paid customers mainly through the sale of calling cards. Most of the customers of the pre-paid services are foreign workers who reside in Israel.

In addition, Cellcom provides "Hubbing" services to non-Israeli international operators. Hubbing services are bridging services between two non-Israeli international operators. Such services are provided where there is no direct connection between two non-Israeli international operators or where pricing differences in different locations make such bridging service desirable.

Landline telephony services

Cellcom offers advanced, voice and data landline services to selected business customers. Cellcom also offers basic landline telephony services to private customers by VOB technology. Landline telephony service enables an end user to conduct a telephone conversation with another end user who uses either another landline or a cellular telephone or computer, either in Israel or overseas.

Cellcom estimates that their current market share in the Israeli landline telephony market is not material.

Internet of Things (“IOT”)

IOT solutions provide the ability to connect various devices to the internet. Cellcom, together with strategic partners, offers IOT solutions based on a variety of communications solutions, including landline (WiFi) and cellular. Cellcom offers smart city solutions which include a central management and control system to manage the various solutions, water and electricity meter readout from a-far, smart parking, smart and efficient street lighting, smart cameras which include analytic capabilities for security solutions, smart sensors for efficient waste disposal, various environmental factors and flood alert, stress buttons for educational institutions as well as WiFi and broadband communication capabilities in public areas.

Internet services - access and infrastructure – Bezeq and Hot are t he two main internet infrastructure providers for the private sector. Also they are the only groups that own infrastructure which offer internet infrastructure services to both for to the internet access providers and to end user customers. Bezeq also provides internet infrastructure services to operators which do not own infrastructure, within the framework of the wholesale landline market. In 2014, IBC also began distributing its infrastructure and providing broadband services in select areas. IBC’s license allows it to provide broadband infrastructure services on the fiber optic infrastructure of the Electric Corporation to other license holders, and to large business customers. In 2016, IBC’s shareholders announced their intention to raise capital by introducing additional investors. As of the reporting date, Cellcom is evaluating the possibility of investing in IBC. As of September 30, 2017, internet infrastructure services were provided by Bezeq and Hot to approximately 1.12 million and 706,000 households in Israel, respectively, with an immaterial quantity by IBC.

Internet services are provided, as of the reporting date, by the three major internet providers: Cellcom, Bezeq International, Smile Telecom (a subsidiary of Partner) and additional small providers, including Xfone Communication Ltd. As of December 31, 2017, Cellcom had approximately 222,000 households subscribed to our end-to-end internet services. The internet provider market is highly competitive, saturated and characterized by relatively low barriers to entry. The competition primarily focuses on the ability to offer high internet connectivity speeds relative to price. Internet infrastructure service is not provided yet using Hot's infrastructure (maximum tariffs for Hot's wholesale internet infrastructure services - higher than those set for Bezeq's services - were published by the MOC on June 2017) and it is unclear when the service will be offered. Effective inclusion of Hot's infrastructure in the wholesale market may increase the amount of potential subscribers to Cellcom's triple play and bundle offerings.

In August 2018, following Cellcom's previous reports regarding a possible investment in Israel Broadband Company, or IBC, Cellcom, the Israeli Electric Company, or IEC, IBC and the other shareholders and main creditors of IBC have entered a memorandum of understanding, for an investment by Cellcom in IBC. By means of IBC's licenses. IBC has the exclusive right to deploy fiber optic over IEC's infrastructure. The MOU outlines the principles of the transaction contemplated by the parties and in addition to standard and customary conditions contains the following stipulations:

With respect to the terms of the transaction, Cellcom Israel (by itself or with a group of investors it may arrange) will own 70% of IBC's issued and outstanding share capital and the other 30% of IBC's issued and outstanding share capital will be owned by IEC. The consideration will be a total amount of approximately NIS 100 million and shall be used to settle generally all of IBC's debts.

The transaction is subject to entering a definitive agreement and certain other documentation (including an updated agreement of IBC with IEC and an IRU broadband service agreement between Cellcom and IBC), or the Agreement, within a certain period from the MOU execution.

The MOU also contains precedent conditions precedent to the closing of the transaction, including regulatory approvals (including with regards to the change of IBC's deployment obligations) and tax arrangements.

The terms of the Agreement are subject to further negotiations between the parties and approval of Cellcom's Board of Directors. If entered, the execution of the transaction will be subject to the said conditions precedent, including regulatory approvals. There is no assurance that the parties will enter into the Agreement, or that such Agreement will be approved and executed, nor as to its timing and terms.

Furthermore, in August 2018, the Minister of Communication, (“MOC”), resolved to allow IBC to apply for a general unique (infrastructure) license that the MOC intends to regulate, in lieu of its current license. The new license will include, among others, a deployment requirement to at least 40% of Israel's households in 10 years from receipt of the license, as opposed to a universal deployment requirement in IBC's current license.

Multi-channel television services – Multichannel pay-tv services are dominated by Hot (the incumbent TV provider and monopoly in this field) and YES (a subsidiary of Bezeq) with approximately 797,000 and 597,000 households, respectively, as of September 30, 2017. Cellcom began operating in this segment at the end of December 2014, through a hybrid television service which includes DTT broadcasts (television channels provided by the digital cable television broadcast network which operates in Israel and is distributed for free by the Second Authority for Television and Radio (Idan+) (“DTT Broadcasts”) and OTT TV services (television over internet), with approximately 170,000 households subscribed to Cellcom tv services as of December 31, 2017. In June 2017, Partner launched its OTT TV solution which includes Netflix's (American internet based VOD content provider) application integration (and offering for a limited period), and in August and October 2017, respectively, Hot and Yes each launched an OTT TV low cost brand solution – branded Hot Next and Sting, respectively (Hot's OTT TV solution is also to be marketed by Rami Levy). Also, Netflix and Amazon Prime, another American internet based VOD content provider, provide their services to viewers in Israel, as complementary service to the existing competitors' content. In March and September 2014, the Antitrust Commissioner published the following requirements as a condition for the merger in the Bezeq group, in order to facilitate opening up the multi-channel television market to competition by reducing barriers to entry in the television segment: (1) in general, Bezeq will not charge a fee to internet providers with respect to the consumption of internet provider services which are due to multi-channel television broadcasts, and all of the existing exclusivity arrangements to which Bezeq and Yes are party will be canceled, with respect to non-original production television content, and the engagement of exclusivity arrangements of this kind will be prohibited in the future; and (2) The Bezeq / Yes group will allow new television service providers to acquire certain original productions of Bezeq for two years. The legal merger between Bezeq and Yes was completed in 2015.

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

Fixed assets and facilities

Most of Cellcom’s fixed assets include the mobile network equipment, which includes base sites which are distributed throughout the country, which provide broad communication coverage for the vast majority of populated areas in the country, as well as a transmission network (which includes optic fibers in a total length of approximately 1,900 km., and microwave infrastructure), which provides connectivity for Cellcom between most of its base sites, and through which Cellcom also provides, to select business customers, transmission services, data transfer and advanced landline communication services. In 2018, Cellcom's Long-Term Evolution (“LTE”) network covers most of the population of Israel and in 2018 Cellcom intends to continue the deployment of this network in order to enable higher data throughput rate.

Cellcom has a backup network for disaster recovery with respect to its engineering systems, which was intended to increase network resiliency in case of damage to one of its components, and has adopted a business continuity plan and a disaster recovery plan in accordance with the requirements of its license.

During the first quarter of 2018, Cellcom invested NIS 146 million (US$42 million) in fixed assets and intangible assets and others (including, among others, investments in the Cellcom's communications networks, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the adoption of IFRS 15), compared to NIS 140 million (US$40 million) in the first quarter 2017.

As of December 31, 2017, Cellcom rents 78 service centers and points of sale. Additionally, Cellcom rents from various entities sites for the purpose of the construction, maintenance and operation of communication facilities which are used in Cellcom’s communication network. Based on past experience, Cellcom encounters difficulties in extending the leases of approximately 5% of the sites used for communication facilities.

In June 2013, Cellcom renewed the permission agreement with the Israel Land Administration, which manages the lands of the Development Authority and the Jewish National Fund, for the use of land for the construction and operation of small broadcast facilities.

The permission agreement determined that, subject to the receipt of advance approval from the land managers, which will be given at the request of Cellcom with respect to each site, Cellcom is entitled to build and operate transmission facilities on land, duringthe permission period, and specific permissions and contracts which will be signed following the permission agreement are cancelable by the land managers, by providing advance notice, in case of certain events. Additionally, the permission agreement includes a prohibition on the transfer of control of Cellcom without providing a definition of the term control for this purpose.

Cellcom has two main rental properties in Israel: (1) A long term agreement for its technological center in Netanya, with an area of approximately 11,000 square meters. The rental is for a period of ten years, from August 2011, and Cellcom has the option to extend the agreement for an additional period of 5 years, while in the event that Cellcom does not exercise the option, it will be required to pay compensation of approximately NIS 11 million. In January 2015, Cellcom rented approximately 1,100 square meters through a sublease for a period of five years, and in 2016, Cellcom rented, through a sublease, an additional area of approximately 5,000 square meters, for a period of 6 years. The sublessees have the option to extend the sublease for an additional period, under certain conditions; and (2) A long term agreement for Cellcom headquarters in Netanya, with an area of approximately 58,000 square meters (of which, approximately 26,000 square meters are used for underground parking) until December 2022, which can be extended by two additional periods of 5 years each. beginning in 2015, Cellcom has leased, through subleases, approximately one quarter of the leased area for periods of up to five years. The lessees have the option to extend the sublease for additional periods. Cellcom also has two additional properties which it leases: one in Haifa, with an area of approximately 8,900 square meters, and the other in Rosh Ha’ayin, with an area of approximately 3,300 square meters.

Intangible assets

Cellcom has the right to use frequencies for the provision of communication services in its communication networks.

In July 2018, following the Cellcom's previous reports regarding a frequencies migration Cellcom shall be required to execute to accord to European standards, the Ministry of Communications, or MOC, notified Cellcom that its 850MHZ frequencies allocation shall expire on February 1, 2022 and replaced by 900MHZ frequencies no later than March 22, 2021. The method and schedule in which such replacement will be executed, including interim frequencies allocations as required, shall be formed separately. The MOC noted Cellcom may use an interim leniency to the Planning and Building Law, allowing, under certain conditions, replacement of cell sites without obtaining a building permit. Cellcom is examining the implications of the MOC's notification and possible courses of action.

In August 2015, Cellcom was allocated 3 megahertz (“MHz”) in the 1800 MHz range for 4G networks (in light of Cellcom’s existing 1800 MHz frequencies). As opposed to the frequencies which were provided in the past to Cellcom, which are valid during Cellcom’s license period, the frequencies won by Cellcom, as part of the tender, were provided for a period of 10 years. Additionally, in order to provide optimal performance on the 4G network, Cellcom will require additional frequencies beyond those which were allocated to itin accordance with the 4G frequencies tender, and due to the fact that the Ministry of Communication believes that, for this purpose, Cellcom will clear 12 MHz in the 1800 MHz frequencies which were allocated to it for the purpose of the 2G network, Cellcom cleared such frequencies in locations where the low use of the 2G network, in combination with advanced and modern software programs which allow it, with minimum adverse impact on the performance of the 2G network. Additionally, insofar as the network sharing agreements with Electra and Xfone, are realized, Cellcom will be able to enjoy 10 MHz in the 1800 MHz frequencies of Golan and Xfone. If the aforementioned frequencies are not provided to Cellcom, Cellcom will hold a lower number of frequencies than its competitors, which may result in harm to Cellcom’s competitive position.

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

In addition, the Ministry of Communication announced it intends to publish a 5G frequencies tender in 2018 or thereafter.

Insurance (IDBD)

Clal

In August 2013, the Commissioner of the Capital Market, Insurance and Savings appointed a trustee for most of the Company’s holdings in Clal Holdings Insurance Enterprises, and in December 2014 a time outline was established for the sale of its holdings of Clal Holdings Insurance Enterprises ("The Outline"). In April 2017, a ruling was given in which the Court ordered the trustee to sell 5% of the IDBD’s holding in Clal, within 30 days ("The ruling"). In May and August 2017, and in January and May 2018, IDBD cumulatively sold 20% of the shares of Clal, 5% at each time, and in parallel, IDBD entered into commitments with two banking corporations, in four swap transactions, according to which, at the end of a period of 24 months from the date of each sale transaction, accounting will take place between IDBD and those banking corporations in respect of the difference between the selling price of the shares being sold to a third party, and the selling price of the shares as of the date of the accounting.

In August 2018, the Commissioner instructed the trustee to take action for the sale of an additional 5% of the the shares in Clal, which wall sold, in a manner of swap transaction, on August 30, 2018.

To be noted that Clal's activity is considered a discontinued activity. IDBD's holdings in Clal are held by a trustee appointed by the Israeli Commissioner of Capital Market, Insurance and Saving Authority (the "Commissioner").

On March 7, 2018, Mr. Izzy Cohen, who served as CEO of Clal from November 1, 2012, and Clal, announced Mr. Izzy Cohen’s intention to terminate his tenure as CEO of Clal. The Board of Directors of Clal decided on March 11, 2018, to appoint a committee to locate and recommend a new CEO for Clal, headed by the Chairman of the Board of Directors, Mr. Danny Naveh, which includes directors of the Clal and Clal Insurance. On June 17, 2018, Clal's board of directors and Clal Insurance approved the appointment of Mr. Yoram Naveh as CEO of Clal and Clal Insurance as of July 1, 2018.

Clal is a public company which was incorporated in 1987, in accordance with the laws of the State of Israel. Clal is one of the leading insurance and long-term savings groups in Israel. The shares of Clal have been listed for trading on the stock exchange since 1988. Clal is part of the IDBD Group, which holds as of June 30, 2018 about 34.81% of its shares and 34.47% on a fully diluted basis. Clal offers a wide range of services and products to private and corporate customers, such as, inter alia, non-life insurance, health insurance, travel insurance, study fund, provident funds, pension funds, etc. As of December 31, 2017, Clal Insurance employs over 4,400 people and markets its products through 2,090 insurance agents, all of whom provide quality service and professional support to their customers. As of March 31, 2018, Clal has NIS 192 billion under asset. Furthermore, Clal is constantly analyzing the market to understand trends and changes in the industry and adjusting accordingly. Clal Insurance consists of three insurance segments: Non-Life Insurance, Long-Term Savings and Health.

Non-Life Insurance

The General Insurance domain in Clal Group is among the largest in Israel. As of June 30, 2018, Clal holds 10.9% market share of the premiums in the in the Non-Life Insurance Division and offers coverage to private and corporate customers. Clal markets its products through 1,466 non-life insurance agents, all of whom provide quality service and professional support to their customers. The Non-Life Insurance Segment offers a wide range of insurance plans: automotive, property, liability, marine insurance, personal accidents, guarantees and additional services. It`s vision is to provide professional and high-level service to company`s agents and customers, through constant improvements and new product development.

Life Insurance and Long-Term Savings

As of June 30, 2018, The Long-Term Savings Division holds a 13.7% market share of the long-term savings market, as defined by the Commissioner of Insurance and have assets in an approximate amount of NIS 149,472 billion. As at June 30, 2018, Clal holds 17.3% market share of the premiums in the in the Life Insurance Division. There is no single customer or a limited number of customers of which Clal is dependent. Clal has no single customer whose revenues constitute 10% or more of Clal's total revenues in the Consolidated Financial Statements. Clal markets insurances policies, from time to time and in the normal course of business, to companies in the IDBD Group (both policyholders in collective insurance, both as members of central provident funds and as employers depositing for pension savings for long-term savings products). This does not exceed 5% of the Clal's total revenues in this segment. The Long-Term Savings segment manages long-term assets, including life insurance, pension andprovident funds. The segment also provides comprehensive solutions to private and corporate customers in all sectors of the Israeli economy. Among the division's customers are large corporations and many residents of the State of Israel. Its objectives are to support the company's distribution channels and become a professional benchmark, helping to improve company business results, profitability and value, while emphasizing quality of service. The segment offers a variety of savings options, enabling its customers to maintain a strong, solid economic foundation in the event of death, accident or loss of earning capacity. It also offers a variety of pension funds designed to guarantee a monthly income for life in the event of retirement, disability, or death, enabling economic stability for the future even in difficult times.

On July 26, 2018, Clal's Board of Directors resolved to change the organizational structure of Clal Group. As of September 1, 2018, the life insurance and pension and provident divisions will be merged into the long-term savings division. In addition, a new a customer and distribution division will be established.

Health Insurance

The Health Insurance segment offers a wide range of products for individuals, families and groups, specializing in comprehensive solutions for specific market segments such as women and children. As of June 30, 2018, Clal Insurance holds a 17.4% market share of the premiums in the health insurance market in israel and offers health insurance products such as surgeries in Israel and overseas, transplants, medications, critical illness, long-term care, personal accidents, travel and more. Health Insurance segment vision is to establish Clal as a leading, innovative and professional company in the field of health and nursing care insurance, while providing a professional and timely service to its agents and customers. The segment focuses on technological innovation as well as on developing a range of innovative health insurance products, enabling flexibility in creating health insurance packages tailored for each client, based on his needs and financial status. Each package is either derived from existing packages, or custom-built for each customer. Clal markets most of its products through 852 health agents, all of whom provide quality service and professional support to their customers. The Health Insurance segment is constantly growing, and is proud to provide quality service to 400,000 members insured under private insurance plans as well as an additional 2,000,000 members insured under group insurance plans.

The engagement of Clal Insurance in collective long-term care insurance agreements of members of the Maccabi and Leumit health funds, which will be completed in December 2018 and March 2019, respectively, as of December 2017, the value of these funds is NIS 2,997 million. In May 2018, Maccabi and Clalit Health Funds published new tenders for the selection of an insurer for group long-term care insurance for members of the health funds (the “Tender"), in a format different from the format in Clal Insurance's existing agreement with Maccabi) in such a manner that the winning insurer will bear only 20% of the insurance risk. Clal Insurance's proposal to continue providing group long-term care insurance services to Maccabi insurers did not win the public tender held by Maccabi, and therefore Clal Insurance will continue to insure Maccabi's policyholders in the current format, as stated, until December 31, 2018. It should be noted that according to publications in the press the insurance company Phoenix won both the tender and the fund Clalit Health Services and the Maccabi Health Fund tender, and chose to be insurers of the Maccabi health fund It should be noted that according to the Commissioner's instructions, an insurance company cannot make more than one agreement for long-term care insurance for members of the health fund (or some of them) if the total number of insurees it insures in one agreement or more, as stated above, exceeds 50% of the number of insureds in all the existing agreements for long-term care insurance for members of the health fund, unless the Commissioner approved otherwise and under the terms he approved. To the best of Clal’s knowledge at this stage Clalit Health Services has not yet issued an official notice in connection with the results of the tender. Clal Insurance is studying the results of the tender and its implications and the assessments required of it.

Others with respect to IDBD

Includes the assets and income from other miscellaneous businesses, such as oil and gas assets.

Others with respect to DIC

Includes the assets and income from other miscellaneous businesses, such as technological developments, electronics, and other sundry activities.

IDBG segment:

IDBD holds 50% of IDBG which was incorporated under the laws of Delaware (the remaining 50% is held by PBC which is a subsidiary wholly owned by DIC). IDBG is a real estate corporation in the construction and operation of a commercial and office project in Las Vegas, Nevada (USA). IDBG activity was presented under the area of activity of PBC in projects in Las Vegas.

IDBG holds the real esatate corporation GW (100%), which holds all the rights in the Tivoli project in Las Vegas, with a total area of approx. 62 thousand square meters. For futher details regarding the IDBG and the Tivoli project please see below PBC Segment.

IDB Tourism segment (discontinued segment):

IDB Tourism is a wholly-owned subsidiary of IDBD, which was incorporated in Israel and commenced it operations in 1934. In 2014, IDB Tourism’s management decided to focus its business activity on the sale of tourism services, in the framework of tourism packages that were adapted to the preferences of the Israeli public, to the incoming tourists to Israel. Until 2015, IDB Tourism held three major companies operating in the field of tourism: Terminal 1 Holdings Ltd. (formerly - Diesenhaus Ltd.), Open Sky Ltd, and Israir Airlines & Tourism Ltd. (“Israir”), (Israir, Diesenhaus, Open Sky and related parties will be referred to hereinafter as "the IDB Tourism Group").

In July 2017 IDBD, IDB Tourism and Israir, with El Al Israel Airlines Ltd. and Sun D’Or, entered into an agreement for the sale of IDB Tourism’s entire stake (100%) in Israir to Sun D’Or (in this section: the "Transaction"). On January 10, 2018, IDBD received a notice from the Anti-trust Authority, pursuant to which the Antitrust Authority objected to the transaction, and expressed the reasons for its objection. On March 29, 2018, the parties to the agreement filed an appeal against the Authority’s decision and on June 20, 2018, the Acquisition Agreement was terminated by mutual agreement among the parties so, the Court dismissed the appeal. IDBD is examining alternatives in connection with the sale of its holdings in IDBG Tourism and/or in Israir and therefore IDBD is continuing to treat IDB Tourism as held for sale and as a discontinued operation, in its financial statements as of June 30, 2018, in accordance with IFRS 5. In addition, in August 2018, after the date of the statement of IDBD retained Giza Zinger Even Ltd. and with Epsilon Underwriting and Issuing Ltd.(together: the "Consultants"), a company that is under the control of DIC, for the purpose of advising on the sale and the disposal of the IDBD's operations in the tourism and aviation field. The Consultants will be entitled to fees that are comprised of a retainer and a success fee in respect of the services, which will be payable at the time of the completion of a transaction (insofar as there may be one).

In August 2018, after the date of the financial statement of of IDB’s second quarter 2018 financial position, IDB Tourism entered into a memorandum of understanding with Dizenhaus B.T.C. Ltd. (the "Purchaser"), the sale of 50% of the issued share capital of a company that managed the incoming tourism operations and which is held by Israir in consideration for an amount of NIS 26 million. The completion of the transaction is subject to the completion of due diligence process on and the receipt of approvals from third parties, before November 30, 2018. In the event that the transaction is not completed by that time, the transaction will be terminated. At the time of the completion of the transaction, Israir and the Purchaser will manage the incoming tourism activity under a joint control agreement. Upon the completion of the transaction, as aforesaid, IDBD is expected to record a capital gain, which is estimated at approximately NIS 30 million, in respect of the IDBD's share of the difference between the consideration that Israir is expected to receive in respect of the sale, with the addition of the fair value of the balance of the said investment in the incoming tourism operations and the carrying value of the investment as recorded in Israir's accounting records as of June 30, 2018. This estimate of the gain will be adjusted in accordance with IDBD’s share of the incoming tourism operations' results from the end of the second quarter of 2018 and until the time of the completion of the transaction. It should be clarified that there is no certainty regarding the completion of the transaction, including that the parties will make a commitment under a purchase agreement, inter alia, as a result of the non-receipt of the approvals that are required for the completion of the transaction.

Legal Framework

Operations Center in Argentina

Regulation and Government Supervision

The laws and regulations governing the acquisition and transfer of real estate, as well as municipal zoning ordinances, apply to the development and operation of our properties. Currently, Argentine law does not specifically regulate shopping mall lease agreements. Since our shopping mall leases generally diverge from ordinary commercial lease agreements, we have developed contractual provisions which are tailored to the commercial relationship with our shopping mall tenants.

Leases

Argentine law imposes certain restrictions on property owners, including:

●
a prohibition to include in lease agreements automatic price adjustment clauses based on indexes;and

●
a minimum lease term of two years for all purposes, except in particular cases such as embassy, consulate or international organization venues, room with furniture for touristic purposes for less than three months, custody and bailment of goods, exhibition or offering of goods in fairs or in cases where due to the circumstances, the subject matter of the lease agreement requires a shorter term.

Rent increases

There are contradictory court rulings regarding whether rents may be increased during the term of a lease agreement. For example, Section 10 of the Law No. 23,928, as amended by Public Emergency Law No. 25,561 prohibits a rent adjustment under leases subject to indexes, such as the consumer price index or the wholesale price index. Most of our lease agreements have rent increase clauses that are not based on any official index. As of the date of this annual report, no tenant has filed any legal action against us challenging incremental rent increases, but we cannot assure that such actions will not be filed in the future and, if any such actions were successful, that they will not have an adverse effect on our business and results of operations.

Lease term limits

Under the Argentine Civil and Commercial Code lease terms may not exceed twenty years (for residential purpose) or fifty years (all other purposes). Generally, terms in our lease agreements range from 3 to 10 years.

Rescission rights

The Argentine Civil and Commercial Code provides that tenants may terminate lease agreements early after the first six months of the effective date. Such termination is subject to penalties which range from one to one-and-a-half months of rent. If the tenant terminates the agreement during the first year of the lease, the penalty is one-and-a-half month’s rent and if termination occurs after the first year of lease, the penalty is one month’s rent.

Other

The Argentine Civil and Commercial Code, among other rules, repealed the Urban Lease Law (No. 23,091), which provided for a rule similar to the one described above, but established the obligation to give at least 60 days’ prior notice of exercise of the unilateral right to termination by the tenant. There are no court rulings yet with respect to the new regulations related to: (i) the unilateral right to termination by tenant; i.e., whether the parties may waive the tenant’s right to terminate the agreement unilaterally; or in relation to (ii) the possibility of establishing a penalty different from the penalty described above in the event of termination.

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

The Argentine Civil and Commercial Code enables the lessor to pursue what is known as an “executory proceeding” upon lessees’ failure to pay rent. In executory proceedings, debtors have fewer defenses available to prevent foreclosure, making these proceedings substantially shorter. In executory proceedings the origin of the debt is not under discussion; the trial focuses on the formalities of the debt instrument itself. The aforementioned code also permits special eviction proceedings, which are carried out in the same way as ordinary proceedings. The Argentine Civil and Commercial Code requires that a residential tenant receive at least 10 days’ prior notice when a landlord demands payment of the amounts due in the event of breach prior to eviction but does not impose any such requirement for other leases. However, court case backlog and numerous procedural hurdles have resulted in significant delays to eviction proceedings, which generally last from six months to two years from the date of filing of the suit for eviction.

Development and use of the land

In the City of Buenos Aires, where the vast majority of our properties are located, we are subject to the following regulations:

Buenos Aires Urban Planning Code

The Buenos Aires Urban Planning Code (Código de Planeamiento Urbano de la Ciudad de Buenos Aires) generally restricts the density and use of property and regulates physical features of improvements to property, such as height, design, set-back and overhang, consistent with the city’s urban planning policy. The Secretary of Urban Planning of the City of Buenos Aires (Secretaría de Planeamiento Urbano) is responsible for implementing and enforcing the Buenos Aires Urban Planning Code.

Buenos Aires Building Code

The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the City of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the Secretary of Work and Public Services (Secretaría de Obras y Servicios Públicos) of architectural plans for review, to monitor regulatory compliance.

Buenos Aires Authorizations and Licenses Code

The Buenos Aires Authorizations and Licenses Code (Código de Habilitaciones de la Ciudad de Buenos Aires) sets forth the conditions under which authorizations or licenses to operate may be granted to business establishments, and the rules and procedures these latter are obliged to follow. The General Bureau of Authorizations and Licenses (Dirección General de Habilitaciones y Permisos) is responsible for implementing and enforcing the Buenos Aires Authorizations and Licenses Code.

In other jurisdictions, our real estate activities are subject to similar municipal zoning, building, occupation and environmental regulations. These latter must adhere to federal standards. Additionally, in some jurisdictions we may be subject to the regulation concerning large commercial areas, which requires governmental approval of the location of certain commercial establishments. We believe that all of our real estate properties are in material compliance with all applicable relevant laws, ordinances and regulations.

Sales and ownership

Real Estate Installment Sales Law

The Real Estate Installment Sales Law No. 14,005, as amended by Law No. 23,266 and Decree No. 2015/85, or “Real Estate Installment Sales Act,” imposes a series of requirements on contracts for the sale of subdivided real estate property regarding, for example, that the purchase price for a property is paid in installments and the deed, which is not conveyed to the purchaser until the price has been paid in full. The provisions of this law require, among other things:

●
The registration of the intention to sell the property in subdivided plots with the Real Estate Registry (Registro de la Propiedad Inmueble) corresponding to the jurisdiction of the property. Registration is only possible with regard to unencumbered property. Mortgaged property may only be registered where creditors agree to divide the debt in accordance with the subdivided plots. However, creditors may be judicially compelled to agree to the partition.

●
The preliminary registration with the Real Estate Registry of the purchase instrument within 30 days of execution of the agreements.

Once the property is registered, the installment sale must be completed in a manner consistent with the Real Estate Installment Sales Act. If a dispute arises over the title between the purchaser and third-party creditors of the seller, the installment purchaser who has duly registered the purchase instrument with the Real Estate Registry will have title of the deed to the plot. Further, the purchaser can demand conveyance of title after at least 25% of the purchase price has been paid, although the seller may demand a mortgage to secure payment of the balance of the purchase price.

After payment of 25% of the purchase price or advancement of at least 50% of construction, the Real Estate Installment Sales Act prohibits termination of the sales contract for failure by the purchaser to pay the balance of the purchase price. However, in such event the seller may exercise its rights under any mortgage on the property.

Buildings Law

Buildings Law No. 19,724 (Ley de Pre-horizontalidad) was repealed by the Argentine Civil and Commercial Code which provides that for purposes of execution of sales agreements for units under construction, the owner or developer must purchase insurance in favor of prospective purchasers against the risk of frustration of the development pursuant to the agreement for any reason. A breach of this obligation precludes the owner from exercising any right against the purchaser—such as demanding payment of any outstanding installments due—unless he/she fully complies with their obligations, but does not prevent the purchaser from exercising its rights against the seller.

Protection for the Disabled Law

The Protection for the Disabled Law No. 22,431, enacted on March 16, 1981, as amended, provides that in connection with the construction and remodeling of buildings, access by handicapped persons must be provided. In the construction of public buildings, entrances, transit pathways and adequate facilities for mobility impaired individuals is required.

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

Other regulations

Consumer relationship, consumer or end-user protection

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

The Consumer Protection Law, and the applicable sections of the Argentine Civil and Commercial Code are intended to regulate the constitutional right conferred under the Constitution on the weakest party to the consumer relationship and prevent potential abuses deriving from the stronger bargaining position of vendors of goods and services in a market economy where standard form contracts are widespread.

As a result, the Consumer Protection Law and the Argentine Civil and Commercial Code deem void and unenforceable certain contractual provisions included in consumer contracts entered into with consumers or end users, including those which:

●
deprive obligations of their nature or limit liability for damages;

●
imply a waiver or restriction of consumer rights and an extension of seller rights; and

●
impose the shifting of the burden of proof from the consumer to the seller in order to protect the consumers.

In addition, the Consumer Protection Law imposes penalties ranging from warnings to the forfeiture of concession rights, privileges, tax regimes or special credits to which the sanctioned party may be entitled, including closing down establishments for a term of up to 30 days.

The Consumer Protection Law and the Argentine Civil and Commercial Code define consumers or end users as the individuals or legal entities that acquire or use goods or services, free of charge or for a price for their own final use or benefit or that of their family or social group. In addition, both laws extend consumer protections to those who acquire or use goods or services, with or without consideration, for their own final use or that of their family or social group. The protection under the laws afforded to consumers and end users encompasses the entire consumer relationship, from the offering of the product or service, to cover more than just those relationships established by means of a contract.

The Consumer Protection Law defines the suppliers of goods and services as those who produce, import, distribute or commercialize goods or supply services to consumers or users.

The Argentine Civil and Commercial Code defines a consumer agreement as an agreement that is entered into between a consumer or end user and an individual or legal entity that acts professionally or occasionally either with a private or public company that manufactures goods or provides services, for the purpose of acquisition, use or enjoyment of goods or services by consumers or users for private, family or social use.

The Consumer Protection Law establishes joint and several liability of any producer, manufacturer, importer, distributor, supplier, seller and anyone who has placed its trademark on the thing or service for damages caused to consumers derived from a defect or risk inherent in the thing or the provision of a service.

The Consumer Protection Law excludes the services supplied by professionals that require a college degree and registration in officially recognized professional organizations or by a governmental authority. However, this law regulates the advertisements that promote the services of such professionals.

The Consumer Protection Law determines that the information contained in the offer addressed to undetermined prospective consumers binds the offeror during the period in which the offer takes place and until its public revocation. Further, it determines that specifications included in advertisements, announcements, prospectuses, circulars or other media bind the offeror and are considered part of the contract entered into by the consumer.

Pursuant to Resolution No. 104/2005 issued by the Secretariat of Technical Coordination reporting to the Argentine Ministry of Treasury, Consumer Protection Law adopted Resolution No. 21/2004 issued by the Mercosur’s Common Market Group which requires that those who engage in commerce over the Internet (E-Business) disclose in a precise and clear manner the characteristics of the products and/or services offered and the sale terms. Failure to comply with the terms of the offer is deemed an unjustified denial to sell and gives rise to sanctions.

On September 17, 2014, the Argentine Congress enacted a revised Consumer Protection Law through Law No. 26,993. This law, known as “Conflict Resolution in Consumer Relationships System,” provides for the creation of new administrative and judicial procedures for this field of Law. It created a two-instance administrative system: the Preliminary Conciliation Service for Consumer Relationships (Servicio de Conciliación Previa en las Relaciones de Consumo), or “COPREC,” and the Consumer Relationship Audit, and a number of courts assigned to the resolution of conflicts between consumers and producers of goods and services (Fuero Judicial Nacional de Consumo). In order to file a claim, the amount claimed may not exceed a fixed amount equivalent to 55 adjustable minimum living wages, which are determined by the Ministry of Labor, Employment and Social Security. The claim is required to be filed with the administrative agency. If an agreement is not reached between the parties, the claimant may file the claim in court. COPREC is currently in full force and effect. However, the court system (Fuero Judicial Nacional de Consumo) is not in force yet. Therefore, any court claim should be currently filed with the existing applicable courts. A considerable volume of claims filed against us are expected to be settled pursuant to the system referred to above, without disregarding the full force and effect of different instances for administrative claims existing in the provincial sphere and the City of Buenos Aires, which remain in full force and effect, where potential claims related to this matter could also be filed.

Antitrust Law

Law No. 25,156, as amended, or the “Antitrust Law,” prevents collusive practices by market participants and requires administrative approval for transactions that according to the Antitrust Law constitute an economic concentration. According to this law, mergers, transfers of goodwill, acquisitions of property or rights over shares, capital or other convertible securities, or similar transactions by which the acquirer controls or substantially influences a company, are considered as an economic concentration. Whenever an economic concentration involves a company or companies and the aggregate volume of business in Argentina of the companies concerned exceeds Ps.200.0 million, the respective concentration must be submitted for approval to the CNDC. The request for approval may be filed, either prior to the transaction or within a week after its completion.

When a request for approval is filed, the CNDC may (i) authorize the transaction, (ii) subordinate the transaction to the accomplishment of certain conditions or (iii) reject the authorization.

The Antitrust Law provides that economic concentrations in which the transaction amount and the value of the assets subject to acquisition or disposition do not exceed Ps.20.0 million each are exempted from the administrative authorization. Notwithstanding the foregoing, when the transactions concerned during the prior 12-month period exceed in the aggregate Ps.20.0 million or Ps.60.0 million in the last 36 months, these transactions must be notified to the CNDC.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceed Ps.200.0 million, we should give notice to the CNDC of any concentration provided for by the Antitrust Law.

Money laundering

Argentine Law No. 25,246, as amended by Laws Nos. 26,119, 26,268, 26,683 and 27,270, or the “Anti-Money Laundering Law,” categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. The law sets forth a minimum of Ps.300,000 for punishable offenses though crimes involving a lower amount are also prosecuted, but the prison sentence that may be imposed is reduced.

After the enactment of Law No. 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

The Anti-Money Laundering Law created the Financial Information Unit, or “UIF,” is responsible for the analysis, treatment and procurement of information to prevent money laundering originating from, among others:

●
Crimes related to the traffic and illegal commercialization of drugs (Law No. 23,737);

●
Crimes related to arms traffic (Law No. 22,415);

●
Crimes related to illegal association or terrorist association;

●
Crimes committed by illegal associations organized to commit crimes for political or racial purposes;

●
Crimes against Public Administration;

●
Crimes of minor’s prostitution and child pornography; and

●
Crimes related to terrorism financing.

The UIF analyzes the information received from entities that have the obligation to report suspicious activities or operations and, as the case may be, inform the Public Ministry to carry out the investigations that may be considered relevant or necessary.

The anti-money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, non-profit organizations, stock exchanges, insurance companies, according to the regulations adopted by the UIF, and for financial entities, the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client;” (ii) reporting any suspicious activity or operation and (iii) acting according to the Anti-Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Anti-Money Laundering Law.

On May 8, 2009, the CNV issued Resolution No. 554 which incorporated within the exchange market provisions designed to comply with money laundering prevention pursuant to Law No. 25,246, as amended and as required by the UIF. This resolution established that any entity subject to the supervision of CNV could only take part in securities transactions if they were ordered by parties that were registered or domiciled in jurisdictions not included in the list of tax havens detailed in Decree No. 1344/98. The resolution also provided that securities offerings by foreign issuers under the supervision of a regulator similar to the CNV, may be approved only if such regulator has signed a memorandum of understanding with the CNV regarding compliance with anti-money laundering principles.

On February 2, 2012, Resolution No. 554 was replaced by Resolution No. 602, which extended the instructions issued by UIF to the entities supervised by the CNV, including some payment mechanisms and control proceedings for the receipt from and the transfers of funds to registered or regulated entities or persons, fixing amounts and instruments to be used. Moreover, this resolution updated the reference to the Decree which referred to tax havens (No. 1,037).

As part of a more comprehensive modification of the rules that govern the scope of supervision of CNV, derived from the enactment of the revised Capital Markets Law and the CNV Rules, which established a new regime for the public offer of securities, CNV issued a revision of its rules to incorporate a new chapter of Anti-Money Laundering Laws including provisions related to the fulfillment of duties to be complied by “Agentes de Negociación,” “Agentes de Liquidación y Compensación,” “Agentes de Distribución y Colocación” and “Agentes de Administración de Productos de Inversión Colectiva,” each of which is considered mandatory under the terms of sections 4, 5 and 22 of article 20 of Law No. 25,246. Such agents are required to comply with Law No. 25,246 and its amendments, regulations enacted by UIF, including executive orders with reference to the decisions adopted by the United Nations Security Council in the fight against terrorism and to comply with the resolutions issued by the Ministry of Foreign Affairs, International Trade and Religion. Furthermore, “Agentes de Custodia de Productos de Inversión Colectiva (Sociedades Depositarias de Fondos Comunes de Inversión),” “Agentes de corretaje,” “Agentes de depósito colectivo” and listed companies with respect to contribution, irrevocable contributions or indebtedness made by a shareholder or a third person to become a shareholder in the future, are also reached by the resolution.

Each of these entities must send by internet (through the online application of CNV) their tax identification number. Additionally, in case of companies, the personal data of the “Compliance Officer” (both regular and alternate) must also be disclosed.

The CNV Rules provide that entities it regulates may only take action relating to public offerings of securities, stipulated, future or optional contracts of any nature and other instruments and financial products with registered, domiciled or domestic counterparties known to CNV or foreign counterparties in jurisdictions included on the list of cooperating countries provided in article 2º, subsection b) of Decree No. 589/2013.

Where a counterparty is not included in the referred list and is from a jurisdiction where it is regulated by an entity similar to CNV, validity of the transactions will be granted if the foreign regulator has signed a memorandum of understanding, cooperation and exchange of information with the CNV.

With the purpose of strengthening the requirements applicable to the grant of authorization to operate in the capital markets, additional requirements were established in connection with: (i) competence and capacity; (ii) moral integrity and honesty and (iii) solvency. Such requirements are subject to the appraisal of CNV and must be fulfilled by managers, directors, auditors and any other individual who performs duties or activities within the company.

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine government created the National Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the anti-money laundering and anti-terrorist financing system at the national level, in light of evolving risks that could impact Argentina and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and FATF standards.

Moreover, Law No. 27,260, which introduced certain tax modifications and a new regime for residents to disclose undeclared assets currently, due to the restrictions of the Ministry of Finance, the UIF is within its purview, established that the UIF would now be within the purview of the Ministry of Economy and Finances. Furthermore, Resolution 4/2017 was recently issued by UIF by which specific due diligence (commonly referred to as “know your client”) is required when local and foreign depositors open a bank account for financial investments.

On March 5, 2018, the UIF Resolution No. 21/2018 on guidelines for the management of risks of money laundering and financing of terrorism and on the minimum compliance to be adopted for the prevention of laundering was published in the Official Gazette. In line with UIF Resolution No. 30/17 addressed to the financial sector, UIF Resolution No. 21/2018 also moves from a formalistic compliance approach to a risk-based approach, in order to ensure that the measures implemented are commensurate with the risks identified. In this way, the obligated subjects must identify and evaluate their risks and, depending on this, adopt management and mitigation measures. In this framework, they are enabled to implement accredited technological platforms that allow carrying out procedures at a distance, without personal display of the documentation, without this conditioning the fulfillment of due diligence duties.

UIF Resolution No. 21/2018 provides that as of September 30, 2018, the obligors must have developed and documented the risk identification and assessment methodology and, as of December 31, 2018, they must have a technical report that reflects the results of the implementation of the risk identification and evaluation methodology. In this sense, as of March 31, 2019, they must have adjusted their policies and procedures and, in accordance with the results of the irrigation self-assessment performed, they must be included in the money laundering and terrorist financing prevention manual. Finally, as of September 30, 2018, the compliance of the information regimes will be deferred, starting from that date the obligation to inform on the terms and conditions contemplated therein.

Some other measures are applicable to listed companies or their shareholders or beneficial owners who had been convicted or sentenced in connection with money laundering and/or terrorist financing activities or appeared in the list published by the United Nation Security Council.

Credit Card Law

Law No. 25,065, as amended by Law No. 26,010 and Law No. 26,361, governs certain aspects of the business activity known as “credit card system.” Regulations impose minimum contract contents and approval thereof by the Argentine Ministry of Industry, as well as limitations on chargeable interest by users and commissions charged by the retail stores subject to the system. The Credit Card Law applies both to banking and non-banking cards, such as “Tarjeta Shopping,” issued by Tarshop S.A. Pursuant to Communication “A” 5477 issued by the Central Bank, interest rates charged by non-financial entities may not exceed the interest rate published by the financial system for unsecured loans to individuals, as reported monthly by the Central Bank by more than 25%.

Environmental Law

Our activities are subject to a number of national, provincial and municipal environmental provisions. Article 41 of the Argentine Constitution, as amended in 1994, provides that all Argentine inhabitants have the right to a healthy and balanced environment fit for human development and have the duty to preserve it. Environmental damage requires that the person or entity responsible assume the obligation to restore the subject property as provided by applicable law. The authorities must enforce the protection of this right, the rational use of natural resources, the preservation of the natural and cultural heritage and of biodiversity, and shall also provide for environmental information and education. The National Government must establish minimum standards for environmental protection whereas Provincial and Municipal Governments must set specific standards and regulatory provisions.

On November 6, 2002, the Argentine Congress passed Law No. 25,675 to regulate the minimum standards for the achievement of a sustainable environment and the preservation and protection of biodiversity and to fix environmental policy goals. This law establishes the activities that are subject to an environmental impact assessment and sets forth certain requirements applicable thereto. In addition, such Law sets forth the duties and obligations triggered by any damage to the environment and provides for restoration of the environment to its former condition or, if that is not technically feasible, for payment of compensation in lieu thereof. This Law also fosters environmental education and provides for certain minimum reporting obligations to be fulfilled by natural and legal entities.

In addition, the CNV Rules require reporting of any events of any nature and fortuitous acts that seriously hinder or could potentially hinder performance of our activities, including any events that generate or may generate significant impacts on the environment, providing details on the consequences thereof.

The Argentine Civil and Commercial Code introduced as a novel feature the acknowledgement of collective rights, including the right to a healthy and balanced environment. Accordingly, the Argentine Civil and Commercial Code expressly sets forth that the law does not protect an abusive exercise of individual rights if such exercise could have an adverse impact on the environment or on the collective rights to environmental safety in general. For additional information see “Item 3. Key Information—Risk Factors—Risk Relating to Our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

Environmental matters

We have consistently acted responsibly regarding the environment in the management of our operating activities by preventing and minimizing the potential adverse environmental impacts of our activities. We have adopted an environmental impact policy, which is used as a reference for the realization of our investments.

We are subject to environmental legislation under a series of laws, ordinances, norms, and national, provincial and municipal regulations of Argentina. Environmental obligations vary depending on the project site, the site’s environmental conditions, current and prior uses, and the activity to be developed. Compliance with environmental laws may result in prior project delays or imposed additional requirements that may result in substantial costs, and curtail or infringe our commercial activities. Before purchasing land or carrying out an investment, we undertake or contract independent consultants to carry out an environmental assessment of the plot to identify possible environmental contingencies, as well as analyzing the possible environmental impact of the investment or the development to be carried out. Historically, our operations have not been negatively affected by the existence or potential existence of pollutants, nor by the failure to obtain environmental approvals or permits.

We intend to continue implementing plans for further improvement, following our trajectory of respect for the environment, compliance with the current regulations and optimizing the use of resources.

Operations Center in Israel

IDBD and DIC invest, either directly or through its subsidiaries, associates and joint ventures in companies that operate in various sectors of the economy in Israel. Both companies are directly affected by the political, economic, military and regulatory conditions of Israel. The main regulations applicable to IDBD’s and DIC’s business are described below. For more information, see “Risk Factors–Risks related to IDBD and IDBD’s subsidiaries.”

General regulations applicable to our business in Israel

Proper Conduct of Banking Business

IDBD and DIC and certain of their affiliates are subject to supervision by the Israeli Supervisor of Banks relating to “Proper Conduct of Banking Business” which impose, among others limits on the aggregate principal amount of loans a financial institution can have outstanding to a single borrower, a group of related borrowers, and to the largest borrowers and groups of related borrowers of a banking entity (as these terms are defined in the aforesaid directives). IDBD and DIC, their controlling shareholders and their affiliates are considered a single group of borrowers for purposes of this regulation. These restrictions limit the ability of IDBD and DIC, and their affiliates to borrow from a single bank in Israel, their ability to make investments where they require bank lines of credit, to invest in companies that have loans outstanding from banks in Israel, and to make business transactions together with groups that have such credit outstanding. In the period from 2013 and until the date of publication of the report, the concentration of credit risk of IDBD and DIC, and their affiliates decreased as a result of a reduction in the amount of utilized credit for the group that includes IDBD and DIC, including as a result of a change of control that resulted in a re-characterization of the group for purposes of applicable regulation.However, inrecent years, and until the publication date of the report, the scope of credit used from the banking system in Israel to the group of borrowers which includes DIC has decreased, including due to the change in its control, within the framework of the debt settlement in IDB Holdings and the sale of the Group’s holdings in Adama shares.

In December 2013, The Law to Promote Competition and Reduce Concentration, 5774- 2013, was published in the Official Gazette (hereinafter, in this section: the “Reduced Centralization Act”):

1.
According to the provisions of the Reduced Centralization Act, a pyramid structure for the control of “reporting corporations” (in general, corporations whose securities were offered to and are held by the public) is restricted to 2 tiers of reporting corporations (where a first tier company may not include a reporting corporation which does not have a controlling shareholder). In accordance with transitional provisions which were determined in the Reduced Centralization Act, a third tier company or higher tier company is no longer entitled to control reporting corporations, except for corporations as stated above which are under its control as of the publication date of the Law in the Official Gazette (hererin, the “Publication Date”), regarding which it was required to discontinue control by no later an December 2017 (the “2017 Requirement”). It is noted that so long as a reporting corporation is considered a second tier company in accordance with the law, it is not entitled to control reporting corporations, and insofar as, on the publication date, it holds control of reporting corporations, it must discontinue its control of such corporations by no later than December 2019 (the “2019 Requirement”).
2.
On the date of the Reduced Centralization Act’s publication in the Official Gazette, DIC was considered a third tier company, and the reporting corporations controlled by DIC were considered fourth and fifth tier companies. In May 2014, the control of IDBD changed as part of the completion of the creditors’ settlement in IDB Holding Corporation Ltd. (“IDB Holding”), and subsequently, DIC ceased being considered a third tier company, and is as of that date was considered a second tier company
3.
In August 2014, the Boards of Directors of IDBD and DIC each resolved to appoint (separate) advisory committees to evaluate various alternatives for dealing with the implications of the law, and of its fulfillment of the restrictions specified therein, with respect to the control of companies through a pyramid structure, with the intention to allow the continued control by IDBD and/or DIC of “other tier companies” (which are currently directly held by DIC) also after December 2019. It is noted that the alternatives which were evaluated by the advisory committee of DIC’s Board of Directors included, inter alia, possible structural changes to all tiers (i.e., both on the tier of IDBD, which was DIC’s controlling shareholder at the time, and on the tiers of DIC, PBC and its investee companies), including a preliminary evaluation of several alternatives with respect to the 2017 requirement.
4.
Further to the above, due to the fact that some of the possible actions and/or structural changes may have included transactions in which DIC’s controlling shareholders may have had a personal interest, and in accordance with the recommendations of the advisory committee, the DIC’s Board of Directors resolved, on March 22, 2017, to authorize the audit committee to evaluate various alternatives for the DIC’s dealing with the requirements of the Reduced Centralization Act with respect to the 2017 requirement, and also in light of the 2019 requirement and possible structural changes on the first tier (i.e., IDBD and its holdings, at the time, in DIC). DIC was also informed, at that time, by IDBD that IDBD is also evaluating various alternatives for dealing with the requirements of the law with respect to the 2017 requirement, and also in consideration of the 2019 requirement, and accordingly, the Board of Directors of IDBD established an independent committee of the Board, which is comprised of outside and independent directors only (herein, the “Committee”).
5.
With the consent of the DIC’s audit committee, as stated above, it held a series of discussions, in which it evaluated several alternatives for the manner by which DIC, and all tiers in the Group, will address the 2017 requirement, including an evaluation of the feasibility of alternatives to which DIC is not directly party, and an evaluation of the feasibility of other alternatives. The committee’s work was accompanied by external independent advisors, who were appointed and chosen by the committee.

6.
in parallel, and further to a series of discussions which were held by the independent committee of IDBD, the aforementioned independent committee of IDBD decided that the preferred alternative, from the perspective of IDBD, in terms of IDBD’s response to the 2017 requirement, is the alternative in which IDBD sells all of its shares in DIC (as of the date of implementation of the alternative) to a special purpose entity (which will be a private company incorporated in Israel, and a “non-reporting corporation”, as this term is defined in the Securities Law, 5728-1968) wholly owned by corporations under the control of the controlling shareholder of IDB Development, Mr. Eduardo Elsztain (the “Preferred Alternative”).
7.
Further to the decision of the independent committee of the Board of Directors of IDBD on this matter, on May 25, 2017, the Audit Committee and Board of Directors of IDBD, respectively, adopted the recommendations of the aforementioned committee, and its decision regarding the preferred alternative for IDBD’s dealing with the 2017 requirement.
8.
In light of the decisions of the independent committee, the audit committee and the Board of Directors of IDBD, the audit committee of DIC on August 16, 2017, decided that the aforementioned alternative is preferred, from its perspective for the way in which DIC should cope with the provisions of the Reduced Centralization Act in relation to the requirement for 2017, and that it will continue evaluating, if necessary, and insofar as may be required, additional potential alternatives for DIC’s dealing with the provisions of the Reduced Centralization Act.
9.
Further to the foregoing, in September 2017, following the negotiations between the committee, with the accompaniment of its independent advisors (legal and economic), and Dolphin Netherlands, as well as additional discussions between the parties, and following the receipt of the committee’s approval, IDBD and Dolphin Netherlands signed a memorandum of understanding in connection with the implementation of the transaction (herein, the “Transaction”) for the sale of all DIC shares which are held by IDBD to a private company which is incorporate, or which incorporated, in Israel, which is affiliated with Dolphin Netherlands, and controlled by DIC’s controlling shareholder, based on the principles which were determined by the committee (herein, the “Memorandum of Understanding”). In October 2017, after discussions had been held with the holders of IDBD's bonds and their representatives, and also after meetings had been held of the holders of all of the series of IDBD's bonds, and after the receipt of the Committee's approval, IDBD and Dolphin Netherlands signed on an amendment to the Memorandum of Understanding.
10.
On November 22, 2017, after the legally required approvals were received, the transaction was completed. Accordingly, inter alia, all of DIC’s shares which were held by IDBD (106,780,853 shares) were transferred to Dolphin IL., a private company incorporated in Israel, and which is wholly owned by Dolphin Netherlands (herein: the “Buyer”), the Buyer issued the debenture to IDBD, and additionally, IDBD received a total of NIS 70 million from the buyer, in accordance with the determined terms of the transaction. Additionally, within the framework of the completion of the transaction, as part of the collateral which was provided by the buyer to IDB Development, in connection with the debenture, the buyer deposited 9,636,097 DIC shares with I.B.I. Trust Management, which serves as the trustee for the debenture on behalf of IDBD and the Buyer, in accordance with the debenture’s terms.
11.
Beginning from the transaction closing date, DIC ceased being considered a second tier company, and is now considered a first tier company only, as defined in the Reduced Centralization Act, which led to the postponement of the application of the requirements of the Reduced Centralization Act with respect to reporting corporations which constitute other tier companies, and which under his control until December 2019.
12.
DIC continues to consider various alternatives for dealing with the demand for 2019. These alternatives may include possible structural changes in some of the companies in the DIC Group, that are affected by the demand for 2019 (that is, at the level of DIC's layer or at the level of PBC or companies under its control).
13.
PBC is a Second tier company and is the controlling shareholder of reporting corporations (Gav-Yam, Mehadrin and Ispro), is also evaluating the implications of the law on its aforementioned holdings, with DIC of retaining control in Gav-Yam and Mehadrin. As DIC was informed, according to the assessment of PBC, it will be able to retain control of the reporting corporations which are under its control, and therefore, the aforementioned law had no impact on its financial statements as of December 31, 2017. PBC did not create a deferred tax liability in case it is forced to realize such holdings, and according to its assessment, it will not be required to pay taxes with respect to the profits from the aforementioned realization

Regulations applicable to each of the businesses in Israel

Real Estate

In recent years, there has been continued shortage in manpower in the construction and agricultural industries which typically are labor intensive and depend on foreign workers, including in the areas of Judea and Samaria. The security situation in Israel, as well as the shutdown of Judea and Samaria during certain periods of the year, have resulted in continued shortage in the workforce, driven by lower numbers of foreign workers from Judea and Samaria. In July 2015, the Minister of Finance increased the quota of foreign work permits to approximately 20,000 through the end of 2016, as a means to achieving the goal of increasing new construction projects by 70,000 during the year and to promote new housing starts to alleviate the housing crisis. Given the shortage of skilled workers, wages increased in general and in particular those of foreign construction workers. The shortage and unavailability of a skilled workforce, increased construction costs and resulted in longer timetables for the execution of new projects.In addition, PBC is subject, similar to other companies which operate in the segment, to statutory restrictions, which regard to the planning and construction of projects out, as well as to contracts with purchasers and tenants, to planning and building laws, labor and safety standards in Israel.

PBC's engagements with tenants are subject to the provisions of the Lease and Lending Law, 5731-1971 and in rare cases, subject to the Tenant Protection Law (Consolidated Version) 5732-1972.

PBC is subject to Legislation and standardization in the field of construction, which includes, inter alia, planning and construction, rental and sale, licensing, building permits, maintaining safety at the construction site, and obtaining permits to populate. In that regard, any entity that engages in the construction and sale of housing units required to ensure that any discrepancies (as defined in the Sale Law) are rectified.

PBC is obligated to engage with contractors who operates with compliance to safety standards.

PBC is subject to all Israeli standards, which relates to the quality of work and materials.

Green Building - PBC agenda is subject to acts with adequate protection to environmental aspects.

Supermarkets

Labor Law

The retail sector activities of Shufersal are subject to labor laws including the Employment of Workers by Human Resources Subcontractors Law, 5756-1996, the Extension Order in the Matter of Contract Workers in the Cleaning Branch in the Private Sector, the Minimum Wage Law, 5747-1987 and the Increased Enforcement of Labor Laws Law, 5772-2011. As of June 30, 2018, Shufersal employed approximately 15,000 workers, majority of which are subject to minimum wage requirements. As of December 31, 2017, the majority of Shufersal’s employees, in an estimated number of 11,000 of Shufersal employees, are parties to a collective bargaining agreement. On March 29, 2018, Shufersal and its said employees' representatives signed an extension to the collective agreements until December 31, 2019. In the last 25 years, Shufersal had industrial quiet without shutdowns.

The provisions of the Minimum Wage Law (Increase of Minimum Wage - Emergency Provision), 5772 - 2015 and the amendment of the Minimum Wage Law, 5747 – 1987, resulted in an increase in the minimum wage effective from 2015 to December 31, 2017, of NIS 200 million in Shufersal’s wage expense. In that regard, in 2017 (compared with 2016) the increase was in the amount of NIS 58 million. In Shufersal’s evaluation the increase of the minimum wage in Israel, changes to labor laws in Israel and the increased possibility of organized workers may detrimentally affect the business results of Shufersal and result in higher wage expenses of Shufersal.

Retail and Production

The activities of Shufersal are also subject to consumer protection laws, including the Food Law, the Defective Products Liability Law, 5740-1980, the Consumer Protection Law, 5741-1981, and the Consumer Product and Service Price Supervision Law, 5756-1996 that allows a consumer to institute a class action suit for damages caused to consumers as a whole based on the causes of action set out in that law.The Public Health Protection (Food) Law, 5776-2015, sets forth quality standards and food safety measures and provides the relevant regulatorsupervisory and criminal and administrative enforcement powers. The provisions of the Food Protection Law affect production activities of Shufersal, including importation and food marketing activities. Shufersal is continuing the process of implementing procedures to comply with the provisions of the Food Protection Law that apply to its activities. Shufersal also operates pharmacies in certain of its stores, and is therefore subject to the provisions of the Pharmacists Ordinance (New Version), 5741-1981.Shufersal is involved in manufacturing activities at three owned facilities where it produces principally private-branded baked goods which are subject to compliance with applicable production and quality assurance standards. Shufersal is continuously evaluating compliance of these facilities with the provisions of the Food Protection Law and as of the date of this Annual Report, Shufersal believes its operations comply in all material respects with the applicable provisions of this law.

The retail activities of each Shufersal store requires compliance with the Business License Order (Businesses Requiring a License), 5773-2013, principally providing that they obtain a business operating license for each unit. As of the date of this Annual Report, there are two units that are subject to legal proceedings regarding business licenses that are pending against Shufersal and its directors. Shufersal’s operating units are also subject to land development approvals and licensing, substantially all of which are in compliance.On December 26, 2017, the Public Health Protection Regulations (Food) (Food Marking), 5727 - 2017 (the "Marking Regulations") were published - the Marking Regulations are intended to make information accessible to consumers regarding the nutritional value of pre-packaged food, using symbols that indicate that food contains a high amount of sodium, sugars or saturated fatty acids, to allow consumers to make informed choices about their foods, and to promote their health. The main regulations concern to manufacturers or importers of prepackaged food, which include, inter alia, provisions which are expected to affect the productive activities of Shufersal. These regulations will enter into effect on January 1, 2020. Shufersal estimates that the said regulations will not materially affect its financial results. To the best of the Shufersal's knowledge, Shufersal complies with the various legislative and regulatory requirements that apply on it.

The Food Law and the Anti Trusts Law The Antitrust Law affects the activities of Shufersal, especially with respect of the possibility of carrying out future acquisitions for which approval is required from the Antitrust Commissioner (the “Commissioner”) and the influence on the trade arrangements of Shufersal with its suppliers. The Food Law regulates Shufersal’s trade arrangements with its suppliers which are regulated in detail which are designed to promote competition in the food supply industry. As of the date of this Annual Report, Shufersal believes that growth through acquisitions of a significant entity in the retail market would be limited. Moreover, provisions of the Food Law relating to geographical competition of retailers may influence the ability of Shufersal to expand organically through opening new stores in certain areas and under certain circumstances Shufersal may be required to close active branches under certain circumstances.The Food Law includes the following three systems:

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

iv. a large supplier interfering with the price a retailer charges consumers for the products of that supplier, in the allocation of sales areas at any rate for the products of the supplier, for the acquisition of a product from the supplier in any scope from the total retail purchases of the product and of competing products, and for the purchase or sale of products which another supplier supplies to the retailer, including purchase quantities and goals, the sale area allocated to them in a store and any other commercial condition sought to be imposed;v. a large retailer and a large supplier agreeing to set the pricing of a basket of products at a price that is lower than the marginal cost of production of the related product or that would require a consumer to purchase a minimum amount of the related product to achieve the reduces price; vi. a large supplier conditioning the sale of its product to a retailer on the purchase of another product of that large supplier; and

vii. a supplier forwarding payments to the large retailer, unless by way of a price reduction of the product units.(b) Restrictions on geographical competition of retailers have adversely affected Shufersal’s expansion through organic growth and acquisitions. On September 28, 2014 Shufersal received a notification from the Antitrust Authority regarding demand areas of Shufersal’s large stores (“Notice of Demand Areas”). The stores that were the subject of the Commissioner’s request under the Law are 14 stores located in Haifa, 3 stores in Carmiel, 4 stores in Hadera, and 3 stores in Safed. As of the date of this Annual Report, Shufersal has not been required to close or dispose of any of its stores.(c) Provisions designed to increase transparency of consumer prices, inter alia, by requiring a large retailer to publish on the internet and without cost to consumers, various data on prices of consumer goods it sells in its stores to allow consumers to compare prices with those of other retailers.

(d) Provisions regarding the contemporaneous application of the Food Law and the Antitrust law - In December 2015, the Commissioner published a statement on the parallel application of the Antitrust Law and the Food Law listing cases in which only the provisions of the Food Law will apply and no additional regulation will be required under the Antitrust Law. As of the date of the notice Shufersal’s operations comply with the Food Law. Shufersal’s acquisition of Clubmarket was approved by the Commissioner in 2005, and within this framework the Commissioner imposed a number of limitations on Shufersal’s activities including: prohibiting Shufersal from pricing products that result in a loss that is not proportionate to its business activities and are aimed to affect the operations of competitors from the market; prohibiting Shufersal from entering into agreements with suppliers that impose restrictions on those suppliers from doing business with competitors of Shufersal; and prohibiting Shufersal from attempting to influence commercial conditions between its suppliers and competitors.Shufersal obtained an exemption from the Commissioner, available until October 14, 2018, regarding the operation of the Fourth Chain, which is a label company owned by a number of supermarket chains that was established to develop consumer goods. The Commissioner’s decision took into account the fact that Fourth Chain contracted with a third party that develops products for it under a private brand and the stipulated exemption exclusively permits these joint activities for the development of the private brand. Shufersal believes the Fourth Chain private label increases competition by establishing a cost-effective alternative to dominant branded consumer products.

The findings of the Commissioner in the matter of the rules of conduct among the largest store chains and the dominant suppliers in the food supply market, including under the provisions of the Food Law, and in the matter of the merger of Shufersal with Clubmarket, may have a detrimental effect on Shufersal’s business, its financial condition and operating results.

In October 2016, Shufersal received a notice from the Antitrust Authority about catchment areas of the large stores of Shufersal ("the catchment area notice"). The catchment area notice referred to 132 large stores, with calculated rate of more than 30% but less than 50%, and 38 large stores with calculated rate of over 50%. The notice was accompanied by maps of catchment areas of those stores. It is noted that after reviewing the catchment area maps that were enclosed in the catchment area notice, the stores that may be exposed to actions under the above temporary provision are as follows: 19 stores in the Haifa area and 3 stores in the Zefat area. It is noted that as of the date of this report, Shufersal had not been required, under the temporary provision, to close any of its stores. As at December 31, 2017, implementation of the Food Law did not have any material impact on the business of Shufersal.

TelecommunnicationsCommunications RegulationsCellcom’s operations are subject to general legal provisions regulating the relationships and method of contracting with its customers. These provisions include the Consumer Protection Law, 5721-1981 and regulations promulgated thereunder and other laws detailed below. A substantial part of Cellcom’s operations are subject to the Communications Law, regulations enacted by the Ministry of Communications, and the provisions of the licenses granted to Cellcom by the Minister of Communications. Cellcom’s actives which include providing cellular service, landline, international telephone services and internet access, and infrastructure services are subject to licensing.

Supervision of Rates. The Communications Regulations (Telecommunications and Broadcasts) (Payments for Interconnect), 5760 - 2000 requires cellular operators to phase in gradual reduction of communications rates (i.e. payments that will be made by an in-country operator, another cellular operator or international operator to complete one minute of call time in the network of a cellular operator or for the sending of an SMS between cellular operators). This reduction has led to a considerable reduction in Cellcom’s revenues.Moreover, in August 2013 the Communications Law was amended to authorize the Minister of Communications to set interconnection prices and regulate the use of networks owned by another operator based not only on the cost incurred to establish the network (according to the calculation method to be determined by the Minister of Communication) plus a reasonable profit, but also on one of the following: (1) flat payment for a service provided by the license holder; (2) reference to tariffs charged for a comparable service; or (3) reference to the cost of these services or with the interconnection costs charged in other countries. The Minister of Communications was also empowered to give instructions on structural separation for the providing various services, including segregating services provided by a license holder from services provided to a subscriber.

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

The cellular license can be revoked, suspended or limited in the following cases: total holdings of the founding shareholders or their successors (as defined in the license) is less than 26% of the control shares of Cellcom; total holdings of Israeli parties (as defined in the license), who are among the founding shareholders or their successors, is less than 20% of the total issued share capital and control shares of Cellcom; a majority of directors are not Israeli citizens or residents of Israel;fewer than 20% of the directors of Cellcom were appointed by Israeli parties; an act or omission of Cellcom that adversely affects or restricts competition in the cellular sector; the aggregate equity of Cellcom, together with the aggregate equity of shareholders each holding 10% or more of the share capital, is less than US$200 million.In light of the 2015 change in the control structure of IDBD, the Cellcom control structure has also changed, and requires the approval of the Ministry of Communications, including with regard to Israeli holding requirements included in the licenses of Cellcom, as Mr. Eduardo Elsztain is not a citizen of Israel. IDBD and Cellcom formally applied to the Ministry of Communications to approve these changes and amend the telecommunications licenses of Cellcom accordingly. If the request is not approved and another arrangement is not offered by the Ministry of Communications, Cellcom may face sanctions, which under the terms of its license, can include suspension or cancellation of its licenses.

According to Telecommunications Law, the Ministry of Communications may impose on telecommunication companies, including Cellcom, financial sanctions for breach of license and law. The amount of the sanction is calculated as a percentage of the revenue of the operator, and according to the degree of severity and extent of the breach, said may be significant.In July 2015, Cellcom received (through a wholly owned entity) a uniform and general license for the provision of landline telephony services (which replaced the previous license for providing this service), for the period ending April 2026. A uniform and general license was also awarded to Netvision and replaced its general license for providing internet access services, international carriers, and a network access point for the period ending February 2022. In addition, an entity, fully controlled by Cellcom received a uniform and general license which replaced the landline telephony service license, for the period ending March 2026. These licenses can be extended for an additional period of 10 years, under terms similar to the terms of extension of the general cellular license.

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

2. Further Regulation Applicable to Communications Services

In July 2014, the Ministry of Communications announced a public hearing on the coverage and quality requirements for second-generation and third generation networks. The proposed requirements are stricter than those currently existing and if adopted, could have an adverse effect on the results of Cellcom. Cellcom is unable to assess whether the proposed changes will be adopted, and what the impact of these changes will have in practice on Cellcom’s operating results.In addition, in August 2014, the Ministry of Communications announced a public hearing to consider call centers owned by communications operators. In addition, the Ministry of Communications proposed to amend the Communications Law (Telecommunications and Broadcasting), 1982, providing that a customer may claim pre-set financial compensation if the telephone call center does not reply within an average response time or if there is an overcharge error. Cellcom believes that adoption of these proposed changes could have a material adverse effect on Cellcom’s business.

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

As of December 31, 2017, Cellcom operated a small portion of Cellcom's cell sites without building permits or applicable exemptions and approximately 33% of Cellcom's cell sites without building permits in reliance on an exemption from the requirement to obtain a building permit, mainly for radio access devices. In 2010, the Supreme Court issued a Temporary Order at the request of the Government’s Attorney General, enjoining Cellcom, Partner, and Pelephone from proceeding with construction of these facilities on the basis of the exemption. A final determination of the regulatory authorities regarding applications for exemptions is pending as of the date of this Annual Report.In addition, Cellcom provides in-building repeaters and micro-sites (“femtocells”) for its subscribers seeking a solution to poor indoor reception. Based on an opinion Cellcom received from legal counsel, Cellcom did not request building permits for the repeaters that were installed on roof tops, which are a small fraction of all repeaters installed. It is not clear whether the installation of a different type of in-building repeaters and micro-sites requires a building permit. Some require a specific permit while others require a permit from the Ministryof Environmental Protection, depending on their radiation levels. Cellcom also builds and operates microwave facilities as part of its transmission network. The different types of microwave facilities receive permits from the Ministry of Environmental Protection regarding their radiation levels. Based on an opinion of legal counsel, Cellcom believes that building permits are not required for the installation of microwave facilities on rooftops.

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

As a result of the requirement to provide indemnification letters, Cellcom may decide to construct new cell sites in alternative, less suitable locations, to reduce capacity coverage or not to construct them at all, which could impair the quality of Cellcom's service in the affected areas.

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

As of December 31, 2017, Cellcom were subject to five criminal and administrative legal proceedings alleging that some of its cell sites were built and have been used without the relevant permits or not in accordance with the permits. As of the same date, a small portion of Cellcom cell sites operated without building permits or applicable exemptions. Although Cellcom is continually seeking to obtain building permits for these sites, Cellcom may not be able to obtain them and in several instances Cellcom may be required to relocate these sites to alternative locations or to demolish them without any suitable alternative. In addition, Cellcom may be operating a significant number of its cell sites, in a manner which is not fully compatible with the building permits issued for them, although they are covered by permits from the Ministry of Environmental Protection in respect of their radiation level. In some cases Cellcom will be required to relocate these cell sites to alternative locations, to reduce capacity coverage or to demolish them without any suitable alternative.

In 2017 a draft regulations setting procedures for making changes in existing radio access devices including replacement thereof and for the construction of a limited number of new radio access devices exempt from building permits, but requiring certain municipal procedures, was deliberated in the Israeli Parliament's Economic Committee.

4. Services in Judea and Samaria

The Israeli Civil Administration in Judea and Samaria granted Cellcom a non-exclusive license for the provision of cellular services to the Israeli-populated areas in Judea and Samaria. This license is effective until 2022.

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

Capital Requirements of Insurance Companies

In April 2018, the sublaw: Supervision of Financial Services Regulations (Insurance) (Minimum Equity Required for an Insurer's License) Regulations, 5778-2018 (the "Minimum Capital Regualtions"), which nulify the Supervision of Financial Services (Insurance) (Minimum Equity Required of an Insurer), Regulations, 1998. The Minimum Capital Regualtions prescribes minimum capital different requirements for different segments in the insurance field. The capital required for Long term insurance (e.g. life insurance, long term health insurance and Liability insurance) is NIS 15 million as compared to 52 million pursuant to the previous regulations. The capital required for short term insurance (e.g. general insurance and short term health insurance) is NIS 10 million as compared to NIS 59 million pursuant to the previous regulations. The said Minimum Capital Regulations are expected to increase competition in the insurance market due to the reduction of the capital requirement for the purpose of obtaining an insurance company license. At this stage, Clal Insurance cannot expect the full implications of the regulations.

the insurance and savings segments, in recent years and in particular in 2017, there Commissioner if promoting a significant amount of regulatory reforms, mainly those aimed to reduct insurance and management fees. In particular, the Commissioner has set a special pension funds, which will be a default choice for employees unless they choose otherwise, which significantly reduce the management fees. With respect to the said fund, the Commissioner also intervenes with terms which regards to loss of work capacity, a material change in compulsory insurance tariffs and changes in the conditions and tariffs in health products. The regulatory intervention creates changes in the structure of the engagement and the interaction between institutional bodies, agents, employers and customers, in a manner that can affect the ability of an institutional body to link its revenues and expenses, impose significant operating expenses on it and harm its profitability. The implementation of some of the reforms began in 2017, and some of them will be implemented in the future and / or are in various stages of implementation or discussions. As of December 31, 2017, Clal cannot estimate the full impact of the said measures and regulations taken on the insurance and pension market in Israel. The range of the proposed changes, the intervention in tariffs and management fees, the operational load, the scope and complexity of the regulatory changes, and the adjustments required in the automation systems and work processes, affect the business model of the insurance market in Israel and its profitability, among others on the value of the business which will be sold (VNB) and the solvency ratio to comply with pursuant to the Solvency Directive.

Breakdown of an Insurer’s Capital – The Insurance Commissioner issued a circular in August 2011 (“Circular”) that provides a framework for determining the composition of an insurer’s equity, in conjunction with the adoption in Israel of the Solvency II Directive (“Directive” or “Solvency II”), as amended and updated.

· Initial (core) capital (basic tier 1), equals the components included in capital attributable to shareholders of Clal Insurance. The overall capital ratio must be at least 60% of the total equity of the insurer.· Secondary (tier 2) capital includes complex secondary capital instruments (excluding periodic accrued interest payments), subordinate secondary capital instruments (as defined by the Circular) and any other component or instrument approved by the Insurance Commissioner. A complex secondary capital instruments is one that is subordinated to any other instrument, except for initial capital, including financial instruments available to absorb losses by postponing payment of principal and interest. The first repayment date of secondary capital instruments will be after the end of the period that reflects the weighted average maturity of insurance liabilities, plus two years, or after 20 years, whichever is first, but no earlier than eight years from the date an instrument is issued. If the complex secondary capital instrument includes an incentive for early redemption, the first incentive payment date may not be earlier than five years from the date of issue of the instrument.

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

Distribution of dividends – In accordance with rules promulgated by the Insurance Commissioner, a dividend distribution may not be approved, unless, after giving pro forma effect to the proposed distribution, the insurer has a ratio of recognized equity to required equity of at least 100% pursuant to the provisions of any Solvency Directive, as confirmed in filings with the Insurance Commissioner. Prior approval of the Insurance Commissioner is not required for any distribution of dividends if the total equity of the insurance company, as defined in the Minimum Capital Regulations, after giving effect to the distribution of the proposed dividend, exceeds 115% of the required equity.

In November 2014, the Insurance Commissioner outlined solvency rules (“rules” or “regime,” as applicable) based on Solvency II, in Israel, in a letter addressed to managers of the insurance companies (“Letter”). In the Letter, the Insurance Commissioner outlined a plan to adopt the 2016 European model for calculating capital and capital requirements for the local market, effective as of the annual reports for 2016 (“First Adoption Date”). During a period to be determined by the Insurance Commissioner and as conditions require, insurance companies will also be required to comply with capital requirements under existing regulations. The Letter stated that until final adoption, insurance companies must prepare additional quantitative assessment exercises (IQIS) for the 2014-2015 period. These requirements are intended to assess the quantitative effects of adopting the model, as well as providing data for calibrating and adjusting the model. In addition, the Letter addressed an initiative to develop a framework for quarterly reporting of insurance companies’ solvency ratio. The Letter also referred to the Commissioner’s intention to publish provisions for managing capital and targets for internal capital, to address a gap survey that insurers will undertake with respect to their risk management systems, controls and corporate governance and a consultation paper to promote the process of self-assessment of risks and solvency (ORSA).In April 2015, the Insurance Commissioner published a second letter titled “Plan for the Adoption of Rules for Solvency, based on Solvency II” and provisions for the IQIS4 exercises to be undertaken regarding the 2014 historical financial statements. The letter emphasized that the exercise reflects the decision of the Insurance Commissioner to impose adjustments required for the Israeli insurance market. The Letter further stated in connection with the proposed adoption of IQIS5 that the Insurance Commissioner would continue to monitor developments in the European markets and would consider adjustments relevant for Israel.

In July 2015, the Insurance Commissioner issued a letter concerning “transitional provisions regarding the application of solvency rules, based on Solvency II” (the “Letter on Transitional Provisions”). The transitional provisions were provided by reference to certain solvency rules set forth in the European Directive relating to, inter alia, a gradual adoption of capital requirements in respect of holdings of equity shares which may a component to be included in the calculation of core capital. In addition, the letter included transitional provisions regarding submission of a plan to improve the capital ratios of insurance companies whose ratios are negatively affected following adoption of the new solvency rules beginning with the financial statements for 2018. Adoption of the solvency rules areexpected to change both the recognized regulatory and required regulatory capital and according to indications existing today, is expected to result in a significant decline in the ratio between recognized capital and required capital of Clal Insurance compared to capital ratios calculated according to capital ratio requirements currently in effect, and is expected to adversely affect the ability of Clal Insurance and Clal Insurance Enterprises to distribute dividends upon such adoption. However, as a rule, the capital requirements under the solvency rule are intended to serve as a capital cushion against more serious events, with a lower loss probability than the capital requirements under current rules.In May 2015, the Board of Directors of Clal Insurance Enterprises and the Board of Directors of Clal Insurance directed its management team and the Risk Management Committee, which also functions as the Solvency Committee (“Committee”), to examine measures Clal Insurance may be able to employ to improve its capital ratio, in accordance with the new solvency rules and to recommend a course of action to the Board, including in relation to business adjustments and/or financial transactions related to Clal Insurance’s capital, its breakdown, and/or its responsibilities. The Committee and Management have begun this examination, and during the first stage, recommended that the Board issue secondary capital instruments. The Committee will continue to examine other measures in an effort to prepare the company for possible adoption of these proposed capital requirements, and related measures.Clal Insurance has calculated its capital ratio using results as of December 31, 2014 (“Calculation Date”) and based on the IQIS4 rules and has determined that it would be in compliance, as of the Calculation Date, with the proposed capital requirements, in the context of the transitional provisions, even before taking pro forma account of the positive impact on the capital ratio provided by the subsequent issuance of subordinated notes. The related calculations were submitted to the Insurance Commissioner on August 31, 2015. The Insurance Commissioner has not yet published binding provisions for adoption, and there is uncertainty regarding the details of the final provisions. Clal Insurance will continue to monitor the quantitative aspects of the proposed solvency rules towards final adoption, in an effort to anticipate requisite controls and capital requirements.On March 14, 2016, “IQIS Provisions for 2015” (“Draft”) was published in preparation for the adoption of Solvency II. Insurance companies are required to submit an additional quantitative evaluation survey on the basis of December 2015 results (“IQIS5”), by June 30, 2016. The Draft was issued by reference to the European legislation adapted for requirements of the local market and that goes beyond provisions for quantitative evaluation surveys previously issued. The main changes relate to establishing risk-free interest curves, through extrapolation to the ultimate forward ratepoint, the components of recognized capital, capital requirements less investments in infrastructure (capital and debt), adjusting capital requirements for management companies, and updating the formula for calculating capital requirements for risk premiums and reserves for general insurance. Clal Insurance is unable to assess the overall impact of the changes based on the provisions in the Draft to carry out a further quantitative evaluation survey, and will carry out an assessment of the current capital status, when the binding provisions will be finalized. According to the Draft, the IQIS5 calculation will be a factor in assessing preparedness of insurance companies and to the implementation and scope of the final provisions to be adopted.

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

The minimum capital required of Clal Insurance has been reduced, with approval of the Insurance Commissioner, by 35% of the original difference attributed to the managing companies and provident funds under its control. However, when calculating the amount of dividends permitted for distribution, this difference will be added at level of the capital structure. In September 2013, the Insurance Commissioner notified Clal Insurance that the deducted amount to be added back to the minimum capital required, will be after a deduction for a tax reserve accrued by Clal Insurance following the acquisition of provident fund operations. The approval of the Insurance Commissioner, as noted above, will be canceled with adoption of capital requirements under the Directive that will replace the Capital Regulations.In March 2013, Clal Insurance received a letter from the Insurance Commissioner regarding the determination of credit ratings according to an internal model used by Clal Insurance (“internal model”), to be applied as a risk rating methodology for a subject insured, according to conditions of the relevant sector. The Insurance Commissioner authorized Clal Insurance to allocate capital for adjusted loans, ranked according to its internal model and with reference to the rates specified in the Capital Regulations. If there is an external rating available, the capital allocation will be made using the lower of the available ratings. The letter also requires Clal Insurance to submit immediate and periodic reports as specified regarding these activities that make the specified transactions subject to review by the Commissioner of Insurance. As a result of its compliance with the provisions of the letter, Clal Insurance’s capital requirements were reduced by NIS 69 million, as at the end of the reporting period.Permit Issued by the Insurance Commissioner to the Former Controlling Shareholders of IDBH to Retain Control of Clal Insurance Enterprises and Consolidated Institutional EntitieOn May 8, 2014, legal counsel for the former controlling shareholders of IDBD (Ganden, Manor, and Livnat Groups) was notified by the Commissioner that in the context of arrangements among the creditors of IDBH, and given that they no longer controlled the Clal Insurance Enterprises Group, the authorization previously issued by the Insurance Commissioner for control of these entities was terminated, including, with respect to Clal Insurance, Clal Credit Insurance and Clal Pension and Provident Funds. IDBH undertook to supplement (or to cause its controlled affiliates to supplement) the required equity of the insurers in compliance with the Capital Regulations, subject to the a cap of 50% of the required capital of an insurer, and that the obligation will take effect only if the insurer’s equity is determined to be negative, and such funding amount will then be equal to the amount of negative capital, up to the 50% cap.In addition, IDBH undertook to contribute to the equity of Clal Pension and Provident Funds up to the amount prescribed by the Provident Fund Regulations, for as long as IDBH is the controlling shareholder of the institutional entities. The authorization specifies conditions and imposes restrictions on the ability of a holding entity to impose liens on the equity of IDBD’s institutional entities it holds. The former controlling shareholders were also required, as long as any liens existed on their equity interest of IDBH, to ensure that Clal Insurance Enterprises complied with applicable capital requirements, such that the equity of Clal Insurance Enterprises at no time was less than the product of the holding rate of Clal Insurance Enterprises in Clal Insurance and 140% of the required minimum equity of Clal Insurance, calculated according to the Capital Regulations on September 30, 2005 (as the holding rate was linked to the CPI of September 2005).At the end of the reporting period, the required minimum capital of Clal Insurance Enterprises was NIS 2.9 billion, greater that the amount required based on the foregoing calculation. The capital requirement is calculated on the basis of the financial statements of Clal Insurance Enterprises. Following termination of the control authorization, the former controlling shareholders have questioned whether the capital requirements applicable to Clal Insurance Enterprises thereunder continue to apply.

Clal Insurance is committed to finding a strategy to supplement its required equity in compliance with the Capital Regulations if the equity of Clal Credit Insurance becomes negative, and as long as Clal Insurance is the controlling shareholder of Clal Credit Insurance. Clal Insurance is committed to supplement the equity of Clal Pension and Provident Funds as necessary to ensure it complies with the minimum amount required by Income Tax Regulations (Rules for Approval and Management of Provident Funds), 1964 (“Income Tax Regulations”). This commitment is valid as long as Clal Insurance controls, directly or indirectly, Clal Pension and Provident Funds.In February 2012, Supervision of Financial Services Regulations (Provident Funds) (Minimum Capital Required of a Management Company of a Provident Fund or Pension Fund), 2012, was published along with Income Tax Regulations (Rules for Approval and Management of Provident Funds) (Amendment 2), 2012 (“new regulations”).

Pursuant to the new regulations, the capital requirements for management companies were expanded to include capital requirements based on the volume of assets under management and applicable annual expenses, but not less than the initial capital of NIS 10 million. In addition, liquidity requirements were also prescribed. A fund management company may distributedividends only to the extent of any excess above the minimum amount of equity required by said regulations. In addition, a fund management company must provide additional capital in respect of controlled management companies. As at the end of the reporting period, the management companies controlled by Clal Insurance have capital balances in excess of the minimum capital required by the capital regulations for management companies. In light of capital regulations for management companies and in order to finance the expansion of operating and investing activities of Clal Pension and Provident Funds, the Boards of Directors of Clal Insurance and Clal Pension and Provident Funds in 2015 and 2014 approved an subscribed shares of Clal Pension and Provident Funds in consideration for NIS 100 million and NIS 80 million, respectively.

Anti-Money Laundering. In May 2017, the Prohibition on Money Laundering Order (Obligation to Identify, Report and Maintain Records of Insurers, Insurance Agents and Managing Companies in Order to Prevent Money Laundering and the Financing of Terrorism), 2017, was published, which came into effect in March 2018 (the “Prohibition on Money Laundering Order”). The order consolidates and combines, under a single framework regarding institutional entities. The following regulations: the Prohibition on Money Laundering Order (Obligation to Identify, Report and Maintain Records of Insurers and Insurance Agents), 2001 and The Prohibition on Money Laundering Order (Obligation to Identify, Report and Maintain Records of Provident Funds and Managing Companies of Provident Funds), 2001. The main changes in the order, relative to the current orders, include the expansion of the application of the order to a new general fund, provident fund for investment and provident fund for savings, and with respect to an annuity paying provident fund in certain cases, and regarding the reduction of the limit of accruals, deposits and withdrawals which require the performance of actions in accordance with the order. Additionally, an obligation was established to perform a “know your customer” process upon engagement in a life insurance contract or upon the opening of a provident fund.

In addition, in December 2016, the bill for amending the Prohibition on Money Laundering Law (Amendment No. 19), 5766 - 2016 (the "Amendment") was published and was yet to be approved. The Amendment includes changes which expand the list of cases included pursuant to the law, and also sets the right of the Authority for the Prohibition of Money Laundering to transfer information to the Commissioner of Insurance.

In February 2018, the Management of Money Laundering and Financing of Terror Risks in financial institutions circular was published (the "Money Laundering Risk Management Circular"), which extends and imposes additional obligations on institutional entities which are not included in the Prohibition on Money Laundering Order.

The Money Laundering Risk Management Circular.

The main purpose of the Money Laundering Risk Management's Circular is to establish directives regarding the implementation of orderly processes for the identification and assessment of the risks of money laundering and the financing of terrorism and the taking of measures for their management and amortization, including the guidelines regarding the adoption of a money laundering and terror financing risk management policy for the approval of the Board of Directors; Formulating a risk assessment document in which the money laundering and terrorist financing risks inthe institutional body will be identified and evaluated; Implementation of measures to reduce the risk of money laundering and the financing of terrorism; And those responsible for fulfilling the obligations of the prohibition of money laundering and the prevention of terrorism in an institutional entity.

According to the Clal’s estimate, the Prohibition on Money Laundering Order, the Amendment and the said circular may have implications on the sale process of insurance products, both within the framework of the direct sale channels, and through agents, inter alia, in light of the requirements of the order and their impact on the sale processes, both in light of the need to implement a process of learning about the customer prior to the sale process, and in light of the interpretation which will be given for the aforementioned obligations, with respect to the insurance companies, the insurance agents and the reciprocal relationship between them.

 C. Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of June 30, 2018:

			% of ownership interest held by the Group
Name of the entity	Country	Main activity	06.30.2018	06.30.2017	06.30.2016
IRSA's direct interest:
IRSA CP (1)	Argentina	Real estate	86.34%	94.61%	94.61%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.	Argentina	Hotel	80.00%	80.00%	80.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
U.T. IRSA and Galerías Pacífico (2) (6)	Argentina	Investment	50.00%	50.00%	-
IRSA CP's direct interest:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A. (3)	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.92%	99.92%	99.14%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	-
Centro de Entretenimiento La Plata (6)	Argentina	Real estate	100.00%	-	-
Tyrus S.A.'s direct interest:
DFL (4)	Bermudas	Investment	91.57%	91.57%	91.57%
I Madison LLC	USA	Investment	-	100.00%	100.00%
IRSA Development LP	USA	Investment	-	100.00%	100.0%
IRSA International LLC	USA	Investment	100.0%	100.0%	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Liveck S.A.	Uruguay	Investment	100.0%	100.0%	100.00%
Real Estate Investment Group IV LP (REIG IV)	Bermudas	Investment	-	100.0%	100.00%
Real Estate Investment Group V LP (REIG V)	Bermudas	Investment	100.0%	100.0%	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%	100.00%	100.00%
Efanur S.A.'s direct interest:
Real Estate Investment Group VII LP (REIG VII)	Bermudas	Investment	100.00%	-	-
DFL's direct interest:
IDB Development Corporation Ltd.	Israel	Investment	100.00%	68.28%	66.28%-
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	-	-
DIL's direct interest:
Discount Investment Corporation Ltd. (4)	Israel	Investment	76.57%	77.25%	76.43%
IDBD's direct interest:
IDB Tourism (2009) Ltd.	Israel	Tourism services	100.00%	100.00%	100.00%
IDB Group Investment Inc.	Israel	Investment	100.00%	100.00%	100.00%
DIC's direct interest:
Property & Building Corporation Ltd.	Israel	Real estate	64.40%	64.40%	76.45%
Shufersal Ltd. (7)	Israel	Retail	-	54.19%	52.95%
Cellcom Israel Ltd. (5)	Israel	Telecommunications	43.14%	42.26%	41.77%
Elron Electronic Industries Ltd.	Israel	Investment	50.30%	50.30%	50.3%
Bartan Holdings and Investments Ltd.	Israel	Investment	55.6%	55.68%	55.68%
Epsilon Investment House Ltd.	Israel	Investment	68.75%	68.75%	68.75%

(1) Includes interest held through E-Commerce Latina S.A. and Tyrus S.A.
(2) The Company has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.
(3) Includes interest held through Ritelco S.A. and Torodur S.A.

(4) Includes Tyrus's equity interest. Until the present financial year, the participation was through Tyrus S.A. and IDBD.
(5) DIC considers it exercises effective control over Cellcom because DIC is the group with the higher percentage of votes vis-à-vis other shareholders, with a stake of 46.16%, also taking into account the historic voting performance in the Shareholders’ Meetings, as well as the evaluation of the holdings of the remaining shareholders, which are highly atomized.
(6) Corresponds to acquisitions and constitutions of new entities considered not material as a whole.
(7) Control was lost in June 30, 2018. See Note 4.G to the Audited Consolidated Financial Statements.
Except for the aforementioned items the percentage of votes does not differ from the stake.

D. Property, Plant and Equipment

In the ordinary course of business, the leases property or spaces for administrative or commercial use both in Argentina and Israel under operating lease arrangements. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments.

The following table sets forth certain information about our properties for the Operation Center in Argentina as of June 30, 2018:

Property (6)	Date of Acquisition	Leasable/ Sale m2 (1)	Location	Net Book Value Ps.(2)	Use	Occupancy rate (7)
República Building (3)	Apr-08	19,885	City of Buenos Aires	2,672	Office Rental	95%
Bankboston Tower (3)	Aug-07	14,873	City of Buenos Aires	2,008	Office Rental	100%
Bouchard 551	Mar-07	-	City of Buenos Aires	97	Office Rental	-
Intercontinental Plaza Building (3)	Nov-97	2,979	City of Buenos Aires	142	Office Rental	100%
Bouchard 710 (3)	Jun-05	15,014	City of Buenos Aires	1,881	Office Rental	100%
Dot Building (3)	Nov-06	11,242	City of Buenos Aires	1,304	Office Rental	100%
Santa María del Plata	Oct-97	116,100	City of Buenos Aires	485	Other Rentals	91%
DirecTV Arena (3)	Feb-18	-	Province of Buenos Aires, Argentina	153	Other Rentals	N/A
San Martín plot (ex Nobleza Picardo)	May-11	109,610	Province of Buenos Aires, Argentina	1,406	Other Rentals	94%
PH Office Park (under construction) (3)	Nov-06	-	City of Buenos Aires	1,583	Other Rentals	N/A
Other Properties(5)	N/A	N/A	City and Province of Buenos Aires	2,026	Mainly Rental offices and properties under development	N/A
Abasto Shopping(3)	Nov-99	36,795	City of Buenos Aires, Argentina	7,125	Shopping Mall	96.8%
Alto Palermo Shopping(3)	Dec-97	18,945	City of Buenos Aires, Argentina	7,356	Shopping Mall	99.3%
Alto Avellaneda(3)	Dec-97	36,063	Province of Buenos Aires, Argentina	4,579	Shopping Mall	99.3%
Alcorta Shopping(3)(12)	Jun-97	15,613	City of Buenos Aires, Argentina	3,542	Shopping Mall	98.1%
Patio Bullrich(3)	Oct-98	11,760	City of Buenos Aires, Argentina	1,891	Shopping Mall	97.6%
Alto Noa(3)	Nov-95	19,059	City of Salta, Argentina	1,084	Shopping Mall	97.2%
Buenos Aires Design(3)	Dec-97	13,967	City of Buenos Aires, Argentina	11	Shopping Mall	97.2%
Mendoza Plaza(3)	Dic-94	42,867	Mendoza, Argentina	1,770	Shopping Mall	97.1%
Alto Rosario (3)	Dec-04	31,807	Santa Fe, Argentina	3,378	Shopping Mall	99.6%
Córdoba Shopping –Villa Cabrera(3)(11)	Dic-06	15,445	City of Córdoba, Argentina	1,112	Shopping Mall	98.1%
Dot Baires Shopping(3)	May-09	49,499	City of Buenos Aires, Argentina	4,615	Shopping Mall	99.9%
Soleil Premium Outlet(3)	Jul-10	15,227	Province of Buenos Aires, Argentina	1,477	Shopping Mall	100,00%
La Ribera Shopping(3)	Aug-11	10,054	Santa Fe, Argentina	218	Shopping Mall	97.6%
Distrito Arcos (3)	Dec-14	14,692	City of Buenos Aires, Argentina	1,060	Shopping Mall	100,00%
Alto Comahue(3)	Mar-15	9,766	Neuquén, Argentina	992	Shopping Mall	96.4%
Patio Olmos(3)	Sep-97	-	City of Córdoba, Argentina	258	Shopping Mall	N/A
Caballito Plot of Land (3)	Nov-97	5,000	City of Buenos Aires	375	Land Reserve	N/A
Santa María del Plata	Oct-97	116,100	City of Buenos Aires	6,013	Other Rentals	91%
Building annexed to Dot (3)	Nov-09	-	City of Buenos Aires	1,099	Land Reserve	N/A
Catalinas Norte	May-10	-	City of Buenos Aires	1,491	Land Reserve	N/A
Luján plot of land(3)	May-08	1,160,000	Province of Buenos Aires, Argentina	306	Mixed uses	N/A
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	791	Land Reserve	N/A
Intercontinental(7)	Nov-97	24,000	City of Buenos Aires	62	Hotel	74%
Sheraton Libertador(8)	Mar-98	37,600	City of Buenos Aires	29	Hotel	73%
Llao Llao(9)(10)	Jun-97	17,463	City of Bariloche	78	Hotel	52%

(1) Total leasable area for each property. Excludes common areas and parking spaces.
(2) Cost of acquisition or development plus improvements, less accumulated depreciation, less allowances for our Hotels. The remaining properties are valued at fair value.
(3) Through IRSA CP.
(4) Includes the following land reserves: Pontevedra plot; Mariano Acosta Plot, San Luis Plot, Pilar plot and Merlo plot (through IRSA) and Intercontinental Plot, Dot Adjoining Plot, Mendoza Plot, Mendoza 2.992 East Av. Plot, Puerto Retiro plot and La Plata plot (through IRSA CP).
(5) Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102, 3103 y 3105, Madero 1020, La Adela, Paseo del Sol, Phillips Building, Libertador 498, UTE EH and Suipacha 652.
(6) Percentage of occupation of each property. Land reserves are assets that the company keeps in the portfolio for future developments.
(7) Through Nuevas Fronteras S.A.
(8) Through Hoteles Argentinos S.A.
(9) Through Llao Llao Resorts S.A.
(10) Includes Ps.21,900,000 of book value that corresponds to “Terreno Bariloche.”
(11) The cinema building located at Córdoba Shopping – Villa Cabrera is included in Investment Properties, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc. The total amount of the loan outstanding was Ps.9.6 million as of June 30, 2018.
Includes “Ocampo parking spaces”

The following table sets forth certain information about our properties for the Operations Center in Israel as of June 30, 2018:

Property	Date of acquisition	Location	Net Book Value	Use
			in million of Ps.
Tivoli	oct-15	United States	5,815	Rental properties
Kiryat Ono Mall	oct-15	Israel	3,914	Rental properties
Shopping Center Modi’in A	oct-15	Israel	1,767	Rental properties
HSBC Building	oct-15	United States	25,194	Rental properties
Matam park - Haifa	oct-15	Israel	12,822	Rental properties
Holon	jan-16	Israel	1,925	Rental properties
Herzeliya North	oct-15	Israel	9,003	Rental properties
Gav-Yam Center - Herzeliya	oct-15	Israel	5,176	Rental properties
Neyar Hadera Modi’in	oct-15	Israel	1,665	Rental properties
Gav yam park - Beer Sheva	oct-15	Israel	2,407	Rental properties
Ispro planet -BeerSheva –Phase1	oct-15	Israel	2,091	Rental properties
Others	oct-15	Israel	18,862	Rental properties
Tivoli	oct-15	United States	371	Undeveloped parcels of land
Others	oct-15	Israel	3,673	Undeveloped parcels of land
Tivoli	oct-15	United States	552	Properties under development
Ispro Planet – Beer Sheva – Phase 2	oct-15	Israel	252	Properties under development
Amot tozeret H'aaretz	oct-15	Israel	2,777	Properties under development
Others	oct-15	Israel	1,806	Properties under development
Total			100,072

ITEM 4A. Unresolved staff comments

On May 14, 2018 and July 23, 2018, we received a comment letter from the staff of the SEC’s Division of Corporation Finance with respect to our Annual Report filed on October 31, 2017, requesting us to provide certain clarifications related to our calculations of the fair market value of our shopping malls and offices properties, among others. We filed responses on June 11, 2018 and August 15, 2018 and, on September 21, 2018, we received a subsequent letter from the staff requesting us to clarify certain responses from our letter filed on August 15, 2018. We submitted our response on October 19, 2018 and we are awaiting the SEC’s response. As of the date of the this Annual Report, we have not received confirmation from the staff of the Division of Corporation Finance of the SEC that its review process relating to our Annual Report filed on October 31, 2017 has been completed. If we receive additional comments from the staff, we intend to resolve such additional comments promptly.

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

General

We prepare our Audited Financial Statements in Pesos and in accordance with IFRS, as issued by the IASB, and with CNV Rules.

Historically, we measured the value of our portfolio of investment properties at cost. Our Board of Directors resolved to change our accounting policy for measuring the value of our investment property from the cost model to the fair value model, as permitted under IAS 40. Accordingly, we retroactively recast our previously issued consolidated financial statements as of June 30, 2016 and 2015 and for the fiscal years ended June 30, 2016, 2015 and 2014 as required by IAS 40 and IAS 8.

Our Audited Consolidated Financial statements and the financial information included elsewhere in this annual report have been prepared in accordance with IFRS. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period. Therefore, our audited consolidated financial statements included in this annual report will be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the most recent reporting period. See “Risk Factors—Risks Relating to Argentina—The peso qualifies as a currency of a hyperinflationary economy under IAS 29. Accordingly, we will apply IAS 29 for periods ending after July 1, 2018 and our historical audited consolidated financial statements and other financial information will need to be restated.” We have not estimated yet the impact of the application of IAS 29 provisions in our audited consolidated financial statements.

Our Audited Consolidated Financial Statements included in this annual report were not restated into constant currency. For more information, see “Financial Information—Inflation.”

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

Effects of the global macroeconomic factors

Most of our assets are located in Argentina, where we conduct our operations, and in Israel. Therefore, our financial condition and the results of our operations are significantly dependent upon economic conditions prevailing in both countries.

The table below shows Argentina’s GDP growth, inflation rates, dollar exchange rates, the appreciation (depreciation) of the Peso against the U.S. dollar, and the appreciation (depreciation) of the NIS against the U.S. dollar for the indicated periods (inter-annual information—which is the 12 month period preceding the dates presented—is presented to conform to our fiscal year periods).

	Fiscal year ended June 30,
	2018	2017	2016
	(inter-annual data)
GDP growth(4)	(4.2)%	2.7%	(3.4)%
Inflation (IPIM)(1)	44.1%	14.2%	26.7%
Inflation (CPI)	29.5%	21.9%	37.6%
Depreciation of the Peso against the U.S. dollar(2)	(73.7)%	(10.6)%	(65.9)%
Average exchange rate per US$1.00(3)	Ps.28.8000	Ps.16.5800	Ps.14.9900
Appreciation/ (depreciation) of the NIS against the U.S. Dollar	(4.8)%	9.6%	(2.3)%

(1) IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(2) Depreciation during fiscal year 2016 was mostly due to the depreciation of the Peso that took place on December 17, 2015.
(3) Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30, 2018. As of October 25, 2018, the exchange rate was 36.7900 per U.S. Dollar.
(4) Represents GDP variation as of June 30, 2016.

Sources: INDEC, Argentine Ministry of Treasury, Ministry of Treasury of the City of Buenos Aires, Banco de la Nación Argentina and Central Bank.

Argentine GDP decreased 4,2% during our 2018 fiscal year, compared to an incrase of 2.7% in our fiscal year 2017. Shopping mall sales grew 31.2% in the fiscal 2018 compared to fiscal 2017. As of June 30, 2018, the unemployment rate was at 9,6% of the country’s economically active population compared to 8.7% as of June 30, 2017.

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

Regarding Israel’s economy, and based on information published by OECD, despite a decline in residential investment, activity remained solid at the beginning of 2018, with strong public consumption and good export performance, particularly of services. After picking up to 3.3% in 2017, growth is projected to be around 3.7% in 2018 and 3.6% in 2019. Rising wage pressures are projected to lead to a steady increase in inflation.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumerprice index	Wholesaleprice index
	(inter-annual data)
Fiscal Year ended June 30,
2013	10.5%	13.5%
2014	15.0%	27.7%
2015	14.0%	13.6%
2016	37.6%(1)	26.7%
2017	21.9%	14.2%
2018	29.5%	44.1%

(1) Given the modifications to the system that INDEC uses to measure CPI, there is no data for any price variations from July 1, 2015 to June 30, 2016. For that reason, we present aggregate prices from January 1, 2016 to June 30, 2016, published by INDEC.

The current structure of Company’s lease contracts for shopping malls generally includes provisions that provide for payment of variable rent based on sales of the Company’s shopping mall tenants. Therefore, the projected cash flows for these properties generally are highly correlated with GDP growth and inflation rates.

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

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 2% and 10% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally between increases 10% on a semiannualy and cumulative basis from the seventh (7th) month of effectiveness of the lease. Although many of our lease agreements contain price adjustment provisions, these are not based on an official index nor do they reflect the inflation index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Item 4. Information of the Company—Business Overview—Our Shopping Malls—Principal Terms of our Leases.”An increase in our operating costs caused by higher inflation could have a material adverse effect on us if our tenants are unable to pay higher rent due to the increase in expenses. Moreover, the shopping mall business is affected by consumer spending and by prevailing economic conditions that affect potential customers.

In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e is a percentage of the sales of our tenants). Therefore, macreconomic conditions in Argentina, such as inflation, have an impact in the fair market value of our shopping malls as measured in Argentine pesos. Specifically, since our tenant’s products have been adjusted (increased) to account for inflation of the Argentine peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in pesos.

As reflected in the chart below, the nominal fair market value of the Company’s shopping mall properties as calculated in pesos has increased significantly mainly due to the increasing inflation in Argentina and the depreciation of the peso but, consequently, the value of such properties, as measured in U.S. dollars, have reflected lower increases or decreases in previous fiscal years.

(*) Offer exchange rate at the end of the period (Banco de la Nación Argentina).

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

In Israel, the retail segment business´s results are subject to seasonal fluctuations as a result of the consumption behavior of the population proximate to the Passover holidays (March and/or April) and Rosh Hashanah and Sukkoth holidays (September and/or October). This also affects the balance sheet values of inventory, customers and suppliers. Revenues from cellular services are usually affected by seasonality with the third quarter of the year characterized by higher roaming revenues due to increased incoming and outgoing tourism.

In 2018, the Passover holiday fell at the beginning of April, compared to 2017 when it was at the middle of April. The timing of the holiday affects Shufersal’s sales and special offers in the second quarter of 2018, compared to last year.

The Passover holiday in the second quarter of 2018 had a smaller effect on Shufersal’s results than in the corresponding quarter in 2017, therefore analysis of the results for the first half of the year compared to the corresponding period in 2017 better represents the changes between periods.

Effects of interest rate fluctuations

Most of our U.S. dollar-denominated debt accrues interest at a fixed rate. An increase in interest rates will result in a significant increase in our financing costs and may materially affect our financial condition or our results of operations.

In addition, a significant increase of interest rates could deteriorate the terms and conditions in which our tenants obtain financing from banks and financial institutions in the market. As a consequence of that, if they suffer liquidity problems the collection of our lease contracts could be affected by an increase in the level of delinquency.

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

As discussed above, we calculate the fair market value of our office properties based on comparable sales transactions. Typically real estate transactions in Argentina are transacted in U.S. dollars. Therefore, a devaluation or depreciation of the Peso against the U.S. dollar would increase the value of our real estate properties measured in Pesos and an appreciation of the Peso would have the opposite effect.

(*) Bid exchange rate at end of period (Banco de la Nación Argentina).
(**) FY 2015: Exchange Rate: Contado con Liquidacion –implicit exchange rate given by the price is Pesos of a stock listed in Buenos Aires and ADRs traded in New York. Sales offices: 95,005 GLA (fy15) vs 79,048 GLA (fy16).

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative GDP growth, high rates of inflation and currency depreciation. Historically, the public in Argentina has resorted to investing in real estate assets to protect against currency depreciation and/or to protect savings. Real estate transactions in Argentina, and in particular, those involving office buildings and undeveloped land, have historically been priced in U.S. dollars and transacted in U.S. dollars or its peso equivalent at the exchange rate on the closing date of the transaction. Even in the inflationary context, prices in U.S. dollars for these real estate assets have generally remained stable and even appreciated at rates that have outpaced inflation. A significant depreciation or devaluation of the peso against the U.S. dollar would increase the value of the Company`s portfolio as measured in pesos. An appreciation of the peso against the U.S. dollar would have the opposite effect.

After several years of moderate inflation and variations in the nominal exchange rate, in fiscal year 2013 the peso depreciated approximately 32.5% against the U.S. dollar and 30.3% in fiscal year 2014, including depreciation of approximately 21.6% in the month of January 2014 alone. In fiscal year 2015, the peso depreciated 52.7% against the dollar with a 33% depreciation in the last weeks of December 2015 alone. During fiscal 2016, 2017 and fiscal 2018, the Peso depreciated against the U.S. dollar by approximately 65.9%, 10.6% and 73.3%, respectively, which caused an impact on the comparability of our results of operations for the year ended June 30, 2018 to our results of operations for the year ended June 30, 2017 and for the year ended June 30, 2017 to our results of operations for the year ended June 30, 2016, primarily in our revenues from office rentals, the changes in fair value of investment property and our net assets and liabilities denominated in foreign currency. Likewise, during the third quarter of 2018 the U.S. dollar to peso exchange rate increased approximately 27.7%, from Ps.28.85 at the end of the second quarter of 2018 to Ps.36.85 as of August 30, 2018, and an increase of 27.5% as of the date of this Annual Report, reaching Ps.36.79 as of October 25, 2018. The accumulated depreciation of the Peso since the beginning of the year 2018 and as of the date of this annual report reached 99.8%. The depreciation of the Peso affected our assets and liabilities denominated in foreign currency, as reflected in “financial results, net” in our consolidated statement of comprehensive income.

During fiscal year 2018, Israeli New Shekel depreciated against the U.S. dollar by approximately (4.8)%, while during fiscal year 2017 that currency appreciated by 9.6%, which caused an impact on the comparability of our results of IDBD´s operations for the year ended June 30, 2018 to IDBD´s results of operations for the year ended June 30, 2017. As of June 30, 2018, the offer exchange rate was NIS 3.6594 per US$1.00, and NIS 3.6994 per US$1.00 on October 25, 2018. For more information about the exchange rates, see “Local Exchange Market and Exchange Rates.”

Fluctuations in the market value of our investment properties as a result of revaluations

Currently, our interests in investment properties are revalued quarterly. Any increase or decrease in the fair value of our investment properties, based on appraisal reports commissioned from independent appraisers, is recorded in our consolidated statement of comprehensive income for the period during which revaluation occurs as a net increase or decrease in the fair value of the properties. The revaluation of our properties may therefore result in significant fluctuations in the results of our operations.

Property values are affected by, among other factors, supply and demand of comparable properties, the rate of economic or GDP growth in Argentina and in particular in the provinces or regions in which our properties are located, any asset enhancement initiatives or improvements undertaken, prevailing interest rates, foreign exchange rates and rates of inflation at the time of the appraisal, and political and economic developments. For example, during the 2016 fiscal year, there was a 65.5% depreciation of the Peso from Ps.9.088 to US$1.00 as of June 30, 2015 to Ps.15.04 to US$1.00 as of June 30, 2016, during the 2017 fiscal year, there was a 10.6% depreciation of the Peso from Ps.15.04 to US$1.00 as of June 30, 2016 to Ps.16.63 to US$1.00 as of June 30, 2017, and during the 2018 fiscal year, there was a 74% depreciation of the Peso from Ps.16.63 yo US$1.00 as of June 30, 2017 to Ps.28.85 to US$1.00 as of June 30, 2018, which had a significant impact on the revaluation of investment properties for fiscal years 2016 and 2018. The value of the Company investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” and then determined in pesos (the Company functional and presentation currency). Retail property markets have historically been cyclical and future cyclical changes may result in fluctuations in the fair value of our properties and adversely affect our financial condition and results of operations.

Our results of operations may be affected by foreign currency fluctuations and the inflation in Argentina. For more information see “—Effects of inflation” and “—Effects of foreign currency fluctuations.”

Factors Affecting Comparability of our Results

Comparability of information

Acquisition of IDBD

As required by IFRS 3, the information of IDBD is included in our consolidated financial statements of the Company as of October 11, 2015, and the prior periods are not modified by such acquisitionsituation. Therefore, the consolidated financial information for periods after the acquisition is not comparative with prior periods. Additionally, results for the fiscal year ended June 30, 2018 and 2017 includes financial information of IDBD for the twelve full months of results ended March 31 of those years, while results for the fiscal year ended June 30, 2016 includes the results from IDBD for the period beginning October 11, 2015 through March 31, 2016; adjusted for significant transactions that took place between April 1 and June 30. Hence, the result for suchreported periods are not comparable.

The balances as of June 30, 2017 and 2016, which are disclosed for comparative porpoises arise from the Consolidated Financial Statements as of June 30, 2017. Certain items from prior fiscal years have been reclassified for consistency purposes, mainly due to the loss of control of Shufersal which now is presented as a discontinued operation.

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

Segment information is reported from two perspectives: geographic presence (Argentina and Israel) and products and services. In each operations center, the Company considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

As of fiscal year 2018, the CODM reviews certain corporate expenses associated with each operation center in an aggregate manner and separately from each of the segments, and has been exposed in the "Corporate" segment of each operation center. Additionnaly, as of fiscal year 2018, the CODM also reviews the office business as a single segment and the entertainment business in an aggregate and separate manner from offices, and has been exposed in the "Others" segment. Segment information for the years 2017 and 2016 has been recast for the purposes of comparability with the present year.

Below is the segment information prepared as follows:

Operations Center in Argentina

Within this operations center, the Company operates in the following segments:

● The “Shopping Malls” segment includes the assets and operating results of the activity of shopping malls portfolio principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Company.

● The “Offices” segment includes the assets and operating results from lease revenues of offices and other rental space and other service revenues related to the office activities.

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

● The “Others” segment primarily includes the financial activities carried out by BHSA and Tarshop and other residual financial operations and corporate expenses related to the Operations Center in Argentina.

● The “Corporate” segment includes the expenses related to the corporate activities of the Operations Center in Argentina.

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

Operations center in Israel

Within this operations center, the Company operates in the following segments:

● The “Real Estate” segment includes mainly assets and operating income derived from business related to the subsidiary PBC. Through PBC, the Company operates rental properties and residential properties in Israel, United States and other parts of the world and carries out commercial projects in Las Vegas, USA.

● The “Supermarkets” segment includes assets and operating income derived from the business related to the subsidiary Shufersal. Through Shufersal, reclassified to discontinued operations in the current year the Company mainly operates a supermarket chain in Israel.

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

● The “Corporate” segment includes the expenses related with the activities of the holding companies.

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

As stated under Note 2, the Company consolidates results derived from its operations center in Israel with a three-month lag, adjusted for the effects of significant transactions Hence, IDBD’s results for the period extending from October 11, 2015 (acquisition date) through March 31, 2016 are included under comprehensive income for the fiscal year ended June 30, 2016. For the fiscal years ended June 30, 2018 and 2017, a full twelve-month period is consolidated, also with a three-month lag and adjusted for the effects of significant transactions.

Goods and services exchanged between segments are calculated on the basis of established prices. Intercompany transactions between segments, if any, are eliminated.

Below is a summary of the Companys lines of business for the years ended June 30, 2018, 2017 and 2016:

	June 30, 2018
	Operations Center in Argentina	Operations Center in Israel	Total
	(in million of Ps.)
Revenues	5,308	86,580	91,888
Costs	(1,066)	(61,395)	(62,461)
Gross profit	4,242	25,185	29,427
Net gain from fair value adjustment of investment properties	21,347	2,160	23,507
General and administrative expenses	(903)	(3,870)	(4,773)
Selling expenses	(432)	(16,986)	(17,418)
Other operating results, net	(78)	467	389
Profit / (loss) from operations	24,176	6,956	31,132
Share of (loss) of associates and joint ventures	(1,269)	(43)	(1,312)
Segment profit / (loss)	22,907	6,913	29,820
Reportable assets	66,443	266,802	333,245
Reportable liabilities	-	(215,452)	(215,452)
Net reportable assets	66,443	51,350	117,793

	June 30, 2017
	Operations Center in Argentina	Operations Center in Israel	Total
	(in million of Ps.)
Revenues	4,311	68,422	72,733
Costs	(912)	(49,110)	(50,022)
Gross profit	3,399	19,312	22,711
Net gain from fair value adjustment of investment properties	4,271	374	4,645
General and administrative expenses	(683)	(3,173)	(3,856)
Selling expenses	(355)	(13,093)	(13,448)
Other operating results, net	(68)	(196)	(264)
Profit / (loss) from operations	6,564	3,224	9,788
Share of (loss) / profit of associates and joint ventures	(94)	105	11
Segment profit / (loss)	6,470	3,329	9,799
Reportable assets	44,885	178,964	223,849
Reportable liabilities	-	(155,235)	(155,235)
Net reportable assets	44,885	23,729	68,614

	June 30, 2016
	Operations Center in Argentina	Operations Center in Israel	Total
	(in million of Ps.)
Revenues	3,289	27,077	30,366
Costs	(658)	(19,252)	(19,910)
Gross profit	2,631	7,825	10,456
Net gain / (loss) from fair value adjustment of investment properties	18,209	(271)	17,938
General and administrative expenses	(487)	(1,360)	(1,847)
Selling expenses	(264)	(5,442)	(5,706)
Other operating results, net	(12)	(32)	(44)
Profit / (loss) from operations	20,077	720	20,797
Share of (loss) / profit of associates and joint ventures	127	123	250
Segment profit / (loss)	20,204	843	21,047
Reportable assets	39,294	147,470	186,764
Reportable liabilities	-	(132,989)	(132,989)
Net reportable assets	39,294	14,481	53,775

Below is a summarized analysis of the lines of business of Company’s operations center in Argentina for the fiscal years ended June 30, 2018, 2017 and 2016:

	June 30, 2018
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in million of Ps.)
Revenues	3,665	532	120	973	-	-	18	5,308
Costs	(330)	(45)	(44)	(624)	-	-	(23)	(1,066)
Gross profit / (loss)	3,335	487	76	349	-	-	(5)	4,242
Net gain from fair value adjustment of investment properties	11,340	5,004	4,771	-	-	-	232	21,347
General and administrative expenses	(320)	(87)	(78)	(193)	(46)	(151)	(28)	(903)
Selling expenses	(238)	(57)	(21)	(114)	-	-	(2)	(432)
Other operating results, net	(57)	(4)	11	(17)	(23)	-	12	(78)
Profit / (loss) from operations	14,060	5,343	4,759	25	(69)	(151)	209	24,176
Share of profit of associates and joint ventures	-	-	26	-	(1,923)	-	628	(1,269)
Segment profit / (loss)	14,060	5,343	4,785	25	(1,992)	(151)	837	22,907

Investment properties and trading properties	40,468	13,132	10,669	-	-	-	625	64,894
Investment in associates and joint ventures	-	-	163	-	(1,740)	-	2,595	1,018
Other operating assets	82	42	46	172	89	-	100	531
Operating assets	40,550	13,174	10,878	172	(1,651)	-	3,320	66,443

From all the revenues corresponding to the operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the operations Center in Argentina segments, Ps.68,094 million are located in Argentina and Ps.(1,651) million in other countries, principally in USA for Ps.(1,653) million and Uruguay for Ps.2 million.

	June 30, 2017
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in million of Ps.)
Revenues	3,047	434	99	725	-	-	6	4,311
Costs	(350)	(29)	(43)	(486)	-	-	(4)	(912)
Gross profit	2,697	405	56	239	-	-	2	3,399
Net gain from fair value adjustment of investment properties	2,068	1,359	849	-	-	-	(5)	4,271
General and administrative expenses	(261)	(70)	(40)	(135)	(43)	(132)	(2)	(683)
Selling expenses	(188)	(46)	(21)	(97)	-	-	(3)	(355)
Other operating results, net	(58)	(12)	(36)	(1)	27	-	12	(68)
Profit / (loss) from operations	4,258	1,636	808	6	(16)	(132)	4	6,564
Share of profit of associates and joint ventures	-	-	14	-	(196)	-	88	(94)
Segment profit / (loss)	4,258	1,636	822	6	(212)	(132)	92	6,470

Investment properties and trading properties	28,799	7,422	5,326	-	-	-	247	41,794
Investment in associates and joint ventures	-	-	95	-	570	-	2,054	2,719
Other operating assets	79	77	47	167	2	-	-	372
Operating assets	28,878	7,499	5,468	167	572	-	2,301	44,885

From all the revenues corresponding to the operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the operations Center in Argentina segments, Ps.44,123 million are located in Argentina and Ps.762 million in other countries, principally in USA for Ps.570 million and Uruguay for Ps.192 million.

	June 30, 2016
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
	(in million of Ps.)
Revenues	2,409	332	8	534	-	-	6	3,289
Costs	(250)	(25)	(20)	(361)	-	-	(2)	(658)
Gross profit / (loss)	2,159	307	(12)	173	-	-	4	2,631
Net gain from fair value adjustment of investment properties	16,132	1,268	773	-	-	-	36	18,209
General and administrative expenses	(179)	(85)	(24)	(103)	(24)	(72)	-	(487)
Selling expenses	(145)	(24)	(23)	(69)	-	-	(3)	(264)
Other operating results, net	(63)	(6)	(34)	(2)	92	-	1	(12)
Profit / (loss) from operations	17,904	1,460	680	(1)	68	(72)	38	20,077
Share of profit of associates and joint ventures	-	-	5	-	(129)	-	251	127
Segment profit / (loss)	17,904	1,460	685	(1)	(61)	(72)	289	20,204

Investment properties and trading properties	26,613	5,534	4,573	-	-	-	252	36,972
Investment in joint ventures and associates	-	-	62	-	143	-	1,762	1,967
Other operating assets	75	21	93	164	2	-	-	355
Operating assets	26,688	5,555	4,728	164	145	-	2,014	39,294

From all the revenues corresponding to the operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the operations Center in Argentina segments, Ps.38,991 million are located in Argentina and Ps.303 million in other countries, principally in USA for Ps.145 million and Uruguay for Ps.158 million.

Below is a summarized analysis of the lines of business of Company’s operations center in Israel for the year ended June 30, 2018, 2017 and 2016:

	June 30, 2018
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
	(in million of Ps.)
Revenues	6,180	60,470	19,347	-	-	583	86,580
Costs	(2,619)	(44,563)	(13,899)	-	-	(314)	(61,395)
Gross profit	3,561	15,907	5,448	-	-	269	25,185
Net gain from fair value adjustment of investment properties	1,996	164	-	-	-	-	2,160
General and administrative expenses	(363)	(878)	(1,810)	-	(374)	(445)	(3,870)
Selling expenses	(115)	(12,749)	(3,974)	-	-	(148)	(16,986)
Other operating results, net	98	(177)	140	-	434	(28)	467
Profit / (loss) from operations	5,177	2,267	(196)	-	60	(352)	6,956
Share of profit / (loss) of associates and joint ventures	167	20	-	-	-	(230)	(43)
Segment profit / (loss)	5,344	2,287	(196)	-	60	(582)	6,913

Operating assets	134,038	13,304	49,797	12,254	21,231	36,178	266,802
Operating liabilities	(104,202)	-	(38,804)	(1,214)	(68,574)	(2,658)	(215,452)
Operating assets (liabilities), net	29,836	13,304	10,993	11,040	(47,343)	33,520	51,350

From all revenues corresponding to the Operations Center in Israel, Ps.1,482 million are originated in USA (Ps.1,149 million in 2017) and the remaining in Israel. No external client represents 10% or more of the revenue of any of the reportable segments. From all assets corresponding to the Operations Center in Israel segments, Ps.34,930 million are located in USA (Ps.21,781 million in 2017), Ps.1,049 million (Ps.768 million in 2017) in India and the remaining are located in Israel.

	June 30, 2017
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
	(in million of Ps.)
Revenues	4,918	47,277	15,964	-	-	263	68,422
Costs	(2,333)	(35,432)	(11,183)	-	-	(162)	(49,110)
Gross profit	2,585	11,845	4,781	-	-	101	19,312
Net gain from fair value adjustment of investment properties	261	113	-	-	-	-	374
General and administrative expenses	(290)	(627)	(1,592)	-	(384)	(280)	(3,173)
Selling expenses	(91)	(9,517)	(3,406)	-	-	(79)	(13,093)
Other operating results, net	46	(52)	(36)	-	(48)	(106)	(196)
Profit / (loss) from operations	2,511	1,762	(253)	-	(432)	(364)	3,224
Share of profit / (loss) of associates and joint ventures	46	75	-	-	-	(16)	105
Segment profit / (loss)	2,557	1,837	(253)	-	(432)	(380)	3,329

Operating assets	79,427	38,521	31,648	8,562	14,734	6,072	178,964
Operating liabilities	(64,100)	(29,239)	(25,032)	-	(33,705)	(3,159)	(155,235)
Operating assets (liabilities), net	15,327	9,282	6,616	8,562	(18,971)	2,913	23,729

	June 30, 2016
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
	(in million of Ps.)
Revenues	1,538	18,610	6,655	-	-	274	27,077
Costs	(467)	(14,076)	(4,525)	-	-	(184)	(19,252)
Gross profit	1,071	4,534	2,130	-	-	90	7,825
Net (loss) / gain from fair value adjustment of investment properties	(294)	23	-	-	-	-	(271)
General and administrative expenses	(100)	(203)	(708)	-	(321)	(28)	(1,360)
Selling expenses	(29)	(3,907)	(1,493)	-	-	(13)	(5,442)
Other operating results, net	(19)	(13)	-	-	-	-	(32)
Profit / (loss) from operations	629	434	(71)	-	(321)	49	720
Share of profit / (loss) of associates and joint ventures	226	-	-	-	-	(103)	123
Segment profit / (loss)	855	434	(71)	-	(321)	(54)	843

Operating assets	60,678	29,440	27,345	4,602	1,753	23,652	147,470
Operating liabilities	(49,576)	(23,614)	(21,657)	-	(10,441)	(27,701)	(132,989)
Operating assets (liabilities), net	11,102	5,826	5,688	4,602	(8,688)	(4,049)	14,481

Critical Accounting Policies and Estimates

Our significant accounting policies are stated in Note 2 to our Audited Consolidated Financial Statements, “Summary of significant accounting policies.” The discussion below should be read in conjunction with the referred note. Not all of these significant accounting policies require management to make subjective or complex judgments or estimates. The following is intended to provide an understanding of the policies that management considers critical due to the level of complexity, judgment or estimations involved in their application and their impact on our Audited Consolidated Financial Statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

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
Qualitative consideration for determining whether or not the replacement of instrument involves significant different terms
The entire set of characteristics of the exchanged debt instruments, and the economic parameters represent therein:
Average lifetime of the exchange liabilities; Extent of the effect of the debt terms (Linkage to index; Foreign currency; Variable Interest) on the cash flows from the instruments.
Clasification of a debt instrument in a manner wehereby it will not reflect the change in the dbt terms, wich will affect the method of accounting recording.

Results of Operations for the fiscal years ended June 30, 2018 and 2017

Below is a summary of the business lines and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2018 and 2017.

	Discontinued operations			Operations Center in Argentina			Operations Center in Israel			Total segment information			Joint ventures			Expenses and collective promotion funds			Elimination of inter-segment transactions and non-reportable assets / liabilities			Total as per statement of income / statement of financial position
	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation
				(in million of Ps.)
Revenues	5,308	4,311	997	86,580	68,422	18,158	91,888	72,733	19,155	(46)	(41)	(5)	(60,470)	(47,168)	(13,302)	1,726	1,490	236	(10)	(10)	-	33,088	27,004	6,084
Costs	(1,066)	(912)	(154)	(61,395)	(49,110)	(12,285)	(62,461)	(50,022)	(12,439)	29	18	11	44,563	35,488	9,075	(1,760)	(1,517)	(243)	-	-	-	(19,629)	(16,033)	(3,596)
Gross profit	4,242	3,399	843	25,185	19,312	5,873	29,427	22,711	6,716	(17)	(23)	6	(15,907)	(11,680)	(4,227)	(34)	(27)	(7)	(10)	(10)	-	13,459	10,971	2,488
Net gain from fair value adjustment of investment properties	21,347	4,271	17,076	2,160	374	1,786	23,507	4,645	18,862	(738)	(192)	(546)	(164)	(113)	(51)	-	-	-	-	-	-	22,605	4,340	18,265
General and administrative expenses	(903)	(683)	(220)	(3,870)	(3,173)	(697)	(4,773)	(3,856)	(917)	13	5	8	878	624	254	-	-	-	13	8	5	(3,869)	(3,219)	(650)
Selling expenses	(432)	(355)	(77)	(16,986)	(13,093)	(3,893)	(17,418)	(13,448)	(3,970)	6	5	1	12,749	9,434	3,315	-	-	-	-	2	(2)	(4,663)	(4,007)	(656)
Other operating results, net	(78)	(68)	(10)	467	(196)	663	389	(264)	653	19	(6)	25	177	64	113	-	-	-	(3)	-	(3)	582	(206)	788
Profit / (loss) from operations	24,176	6,564	17,612	6,956	3,224	3,732	31,132	9,788	21,344	(717)	(211)	(506)	(2,267)	(1,671)	(596)	(34)	(27)	(7)	-	-	-	28,114	7,879	20,235
Share of (loss) of associates and joint ventures	(1,269)	(94)	(1,175)	(43)	105	(148)	(1,312)	11	(1,323)	611	174	437	(20)	(76)	56	-	-	-	-	-	-	(721)	109	(830)
Segment profit / (loss)	22,907	6,470	16,437	6,913	3,329	3,584	29,820	9,799	20,021	(106)	(37)	(69)	(2,287)	(1,747)	(540)	(34)	(27)	(7)	-	-	-	27,393	7,988	19,405
Reportable assets	66,443	44,885	21,558	266,802	178,964	87,838	333,245	223,849	109,396	(347)	(193)	(154)	(13,303)	-	(13,303)	-	-	-	16,178	7,586	8,592	335,773	231,242	104,531
Reportable liabilities	-	-	-	(215,452)	(155,235)	(60,217)	(215,452)	(155,235)	(60,217)	-	-	-	-	-	-	-	-	-	(45,780)	(28,671)	(17,109)	(261,232)	(183,906)	(77,326)
Net reportable assets	66,443	44,885	21,558	51,350	23,729	27,621	117,793	68,614	49,179	(347)	(193)	(154)	(13,303)	-	(13,303)	-	-	-	(29,602)	(21,085)	(8,517)	74,541	47,336	27,205

Below is a summary analysis of the business lines of the Operations Center in Argentina for the years ended June 30, 2018 and 2017

	Shopping Malls			Offices			Sales and developments			Hotels			International			Corporate			Others			Total
	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation
(in million of Ps.)
Revenues	3,665	3,047	618	532	434	98	120	99	21	973	725	248	-	-	-	-	-	-	18	6	12	5,308	4,311	997
Costs	(330)	(350)	20	(45)	(29)	(16)	(44)	(43)	(1)	(624)	(486)	(138)	-	-	-	-	-	-	(23)	(4)	(19)	(1,066)	(912)	(154)
Gross profit	3,335	2,697	638	487	405	82	76	56	20	349	239	110	-	-	-	-	-	-	(5)	2	(7)	4,242	3,399	843
Net gain from fair value adjustment of investment properties	11,340	2,068	9,272	5,004	1,359	3,645	4,771	849	3,922	-	-	-	-	-	-	-	-	-	232	(5)	237	21,347	4,271	17,076
General and administrative expenses	(320)	(261)	(59)	(87)	(70)	(17)	(78)	(40)	(38)	(193)	(135)	(58)	(46)	(43)	(3)	(151)	(132)	(19)	(28)	(2)	(26)	(903)	(683)	(220)
Selling expenses	(238)	(188)	(50)	(57)	(46)	(11)	(21)	(21)	-	(114)	(97)	(17)	-	-	-	-	-	-	(2)	(3)	1	(432)	(355)	(77)
Other operating results, net	(57)	(58)	1	(4)	(12)	8	11	(36)	47	(17)	(1)	(16)	(23)	27	(50)	-	-	-	12	12	-	(78)	(68)	(10)
Profit / (loss) from operations	14,060	4,258	9,802	5,343	1,636	3,707	4,759	808	3,951	25	6	19	(69)	(16)	(53)	(151)	(132)	(19)	209	4	205	24,176	6,564	17,612
Share of (loss) of associates and joint ventures	-	-	-	-	-	-	26	14	12	-	-	-	(1,923)	(196)	(1,727)	-	-	-	628	88	540	(1,269)	(94)	(1,175)
Segment profit / (loss)	14,060	4,258	9,802	5,343	1,636	3,707	4,785	822	3,963	25	6	19	(1,992)	(212)	(1,780)	(151)	(132)	(19)	837	92	745	22,907	6,470	16,437
Reportable assets	40,550	28,878	11,672	13,174	7,499	5,675	10,878	5,468	5,410	172	167	5	(1,651)	572	(2,223)	-	-	-	3,320	2,301	1,019	66,443	44,885	21,558
Reportable liabilities	-	-	-	-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net reportable assets	40,550	28,878	11,672	13,174	7,499	5,675	10,878	5,468	5,410	172	167	5	(1,651)	572	(2,223)	-	-	-	3,320	2,301	1,019	66,443	44,885	21,558

Below is a summary analysis of the business lines of the Operations Center in Israel for the years ended June 30, 2018 and 2017

	Real Estate			Supermarkets			Telecommunications			Insurance			Corporate			Others			Total
	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation	06.30.18	06.30.17	Variation
(in million of Ps.)
Revenues	6,180	4,918	1,262	60,470	47,277	13,193	19,347	15,964	3,383	-	-	-	-	-	-	583	263	320	86,580	68,422	18,158
Costs	(2,619)	(2,333)	(286)	(44,563)	(35,432)	(9,131)	(13,899)	(11,183)	(2,716)	-	-	-	-	-	-	(314)	(162)	(152)	(61,395)	(49,110)	(12,285)
Gross profit	3,561	2,585	976	15,907	11,845	4,062	5,448	4,781	667	-	-	-	-	-	-	269	101	168	25,185	19,312	5,873
Net gain from fair value adjustment of investment properties	1,996	261	1,735	164	113	51	-	-	-	-	-	-	-	-	-	-	-	-	2,160	374	1,786
General and administrative expenses	(363)	(290)	(73)	(878)	(627)	(251)	(1,810)	(1,592)	(218)	-	-	-	(374)	(384)	10	(445)	(280)	(165)	(3,870)	(3,173)	(697)
Selling expenses	(115)	(91)	(24)	(12,749)	(9,517)	(3,232)	(3,974)	(3,406)	(568)	-	-	-	-	-	-	(148)	(79)	(69)	(16,986)	(13,093)	(3,893)
Other operating results, net	98	46	52	(177)	(52)	(125)	140	(36)	176	-	-	-	434	(48)	482	(28)	(106)	78	467	(196)	663
Profit / (loss) from operations	5,177	2,511	2,666	2,267	1,762	505	(196)	(253)	57	-	-	-	60	(432)	492	(352)	(364)	12	6,956	3,224	3,732
Share of (loss) of associates and joint ventures	167	46	121	20	75	(55)	-	-	-	-	-	-	-	-	-	(230)	(16)	(214)	(43)	105	(148)
Segment profit / (loss)	5,344	2,557	2,787	2,287	1,837	450	(196)	(253)	57	-	-	-	60	(432)	492	(582)	(380)	(202)	6,913	3,329	3,584
Reportable assets	134,038	79,427	54,611	13,304	38,521	(25,217)	49,797	31,648	18,149	12,254	8,562	3,692	21,231	14,734	6,497	36,178	6,072	30,106	266,802	178,964	87,838
Reportable liabilities	(104,202)	(64,100)	(40,102)	-	(29,239)	29,239	(38,804)	(25,032)	(13,772)	(1,214)	-	(1,214)	(68,574)	(33,705)	(34,869)	(2,658)	(3,159)	501	(215,452)	(155,235)	(60,217)
Net reportable assets	29,836	15,327	14,509	13,304	9,282	4,022	10,993	6,616	4,377	11,040	8,562	2,478	(47,343)	(18,971)	(28,372)	33,520	2,913	30,607	51,350	23,729	27,621

Revenue 2018 vs 2017

Revenue from sales, leases and services, according to the income statement, increased by Ps.6,084 million, from Ps.27,004 million during fiscal year 2017 to Ps.33,088 million during fiscal year 2018 (out of which Ps.6,978 million were generated by the Operations Center in Argentina and Ps.86,580 million come from the Operations Center in Israel, the latter are compensated with the effect of the deconsolidation of Shufersal for Ps.60,470 million). Excluding revenues from the Operations Center in Israel, revenues from sales, leases and services increased by 23.1%.

On the other hand, the corresponding revenues for expenses and collective promotion fund increased by 15.8%, from Ps.1,490 million (out of which Ps.1,375 million are allocated to the Shopping Malls segment and Ps.115 million in the Office segment of the Operations Center in Argentina) during fiscal year 2017, to Ps.1,726 million (out of which Ps.1,608 million are allocated to the Shopping Malls segment and Ps.118 million to the Office segment) during fiscal year 2018.

Likewise, revenues from our joint ventures increased by 12.2%, from Ps.41 million during fiscal year 2017 out of which Ps.26 million are allocated to the Shopping Malls segment, Ps.14 million to the Offices segment and Ps.1 million to the Sales and Development Segment of the Operations Center in Argentina) to Ps.46 million during fiscal year 2018 (of which Ps.33 million are allocated to the Shopping Malls segment, Ps.8 million to the Offices segment and Ps.5 million to the Sales and Development Segment of the Operations Center in Argentina).

Finally, income for operations inter-segment remained the same in both years.

Furthermore, according to the segment information (taking into account the revenue from our joint ventures and without considering the revenues corresponding to the expenses and collective promotions funds or the inter-segments revenue), the revenue experienced a growth of Ps.19,155 million, from Ps.72,733 million during fiscal year 2017 to Ps.91,888 million during fiscal year 2018 (out of which Ps.86.580 million come from the Operations Center in Israel and Ps.5,308 million come from the Operations Center in Argentina). Without considering the income from the Operations Center in Israel, the revenues, according to the information by segments, increased by 23.1%.

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment increased by 20.3% from Ps.3,047 million during fiscal year 2017 to Ps.3,665 million during fiscal year 2018. This increase is mainly attributable to: (i) an increase of Ps.576 million in revenues from base and variable rents stemming as a result of a 24.9% increase in our tenants' total sales, which increased from Ps.34 million during fiscal year 2017 to Ps.43 million during fiscal year 2018; (ii) an increase of Ps.82 million in revenue from admission fees; (iii) an increase of Ps.44 million in parking revenues, partially offset by (iv) a decrease of Ps.63 million in the escalation rents.

Offices. Revenues from the Offices segment increased 22.6% from Ps.434 million during fiscal year 2017 to Ps.532 million during fiscal year 2018. They were affected by the sales of investment properties carried out during fiscal year 2018, which generated a reduction in the total leasable area of the segment. Rental revenue increased 22.6%, from Ps.419 million during fiscal year 2017 to Ps.514 million during fiscal year 2018, mainly due to the depreciation of the Peso against the U.S. dollar.

Sales and developments. Revenue from the Sales and Developments segment registered an increase of 21.2%, from Ps.99 million during fiscal year 2017 to Ps.120 million during fiscal year 2018. This segment often varies significantly from year to year due to the no recurrence of the different sales operations carried out by the Group over time. This increase is mainly due to the sales of apartment units and parking lots of Beruti, and units from Pereira Iraola.

Hotels. Revenues from our Hotels segment increased by 34.2% from Ps.725 million during fiscal year 2017 to Ps.973 million during fiscal year 2018, mainly due to an increase in the average room rate of our hotel portfolio measure in pesos.

Others. Others segment revenues increased 200.0% from Ps.6 million during fiscal year 2017 to Ps.18 million during fiscal year 2018. These are mainly due to the increase in rental income of La Adela by 80% during the year 2018 and revenue from organization of events by EHSA.

Operations Center in Israel

Real estate. Revenues from the Real estate segment increased from Ps.4,918 million during the year ended June 30, 2017 to Ps.6,180 million during the year ended June 30, 2018. This variation was (i) a 27% appreciation of the NIS against the Argentine peso, (ii) an increase in the rentable square meters and (iii) an increase in the price per square meter of the leases.

Supermarkets. Revenue from the Supermarkets segment increased from Ps.47,277 million during the year ended June 30, 2017 to Ps.60,470 million during the year ended June 30, 2018. This variation was mainly due to a 27% revaluation of the NIS against the Argentine peso.

Telecommunications. Revenue from the Telecommunications segment increased from Ps.15,964 million during the year ended June 30, 2017 to Ps.19,347 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the NIS against the Argentine peso, (ii) partially offset by the constant erosion in the revenues of mobile services which was partially offset by an increase in revenues related to fixed lines, television and internet.

Others. Revenue from the Other segment increased from Ps.263 million during the year ended June 30, 2017 to Ps.583 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the NIS against the Argentine peso, and (ii) to the increase in income of Bartan and Epsilon.

Costs

Total consolidated costs, according to the income statement, registered an increase of Ps.3,596 million, from Ps.16,033 million during fiscal year 2017 to Ps.19,629 million during fiscal year 2018 (out of which Ps.61,395 million come from the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.44,563 million and Ps.2,797 million from the Operations Center in Argentina). Excluding costs from the Operations Center in Israel, costs increased by 16.9%. Furthermore, total consolidated costs measured as a percentage of total consolidated revenues decreased from 59.4% during fiscal year 2017 to 59.3% during fiscal year 2018, mainly from the Operations Center in Israel. Excluding costs from the Operations Center in Israel, the total consolidated costs measured as a percentage of total revenues decreased, from 41.9% in 2017 to 40.1% in 2018.

On the other hand, the corresponding costs related to expense of the Collective Promotions Fund increased by 16.0%, from Ps.1,517 million during the year 2017 (out of which Ps.1,400 million are allocated to the Shopping Malls segment and Ps.117 million in the Office segment of the Operations Center in Argentina) to Ps.1,760 million during fiscal year 2018 (out of which Ps.1,636 million are allocated to the Shopping Malls segment and Ps.124 million to the Office segment of Operations Center in Argentina) due mainly to higher costs originated by our Shopping Malls, which increased by 16.9% from Ps.1,400 million during fiscal year 2017 to Ps.1,636 million during fiscal year 2018, mainly as a consequence of: (i) a higher expense for salaries, social security and other personnel administrative expenses of Ps.103 million; (ii) an increase in maintenance, security, cleaning, repairs and related expenses of Ps.88 million (mainly due to increases in security and cleaning services and public service rates); and (iii) an increase in taxes, fees and contributions and other expenses of Ps.51 million, among other items.

Likewise, the costs from our joint ventures showed a net increase of 61.1%, from Ps.18 million during fiscal year 2017 (out of which Ps.5 million are allocated to the Shopping Malls segment, Ps.9 million at Offices segment and Ps.4 million to the Sales and Development segment of the Operations Center in Argentina) to Ps.29 million during fiscal year 2018 (out of which Ps.5 million are allocated to the Shopping Malls segment, Ps.19 million to the Offices segment and Ps.5 million to the Sales and Development segment of the Operations Center in Argentina).

Finally, costs for operations inter-segment did not present variations for the years presented.

In this way, according to the segment information (taking into account the costs coming from our joint ventures and without considering the costs corresponding to the expenses and collective promotion fund or the costs for inter-segment operations), the costs evidenced an increase of Ps.12,439 million, from Ps.50,022 million during fiscal year 2017 to Ps.62,461 million during fiscal year 2018 (out of which Ps.61,395 million come from the Operations Center in Israel and Ps.1,066 million from the Operations Center in Argentina).

Excluding costs from the Operations Center in Israel, costs increased by 16.9%. Likewise, total costs measured as a percentage of total revenues, according to segment information, decreased from 68.8% during fiscal year 2017 to 68.0% during fiscal year 2018, mainly due to the Operations Center in Israel. Excluding the effect from the Operations Center in Israel, the total costs measured as a percentage of total revenues decreased from 21.2% during fiscal year 2017 to 20.1% during fiscal year 2018.

Operations Center in Argentina

Shopping Malls. Costs of the Shopping Malls segment decreased by 5.7%, from Ps.350 million during fiscal year 2017 to Ps.330 million during fiscal year 2018, mainly due to a decrease in leases and expenses costs of Ps.46 million due to the absorption of the deficit in the collective promotion fund. This was partially compensated by; (i) an increase in salaries, social security and other personnel administration expenses of Ps.15 million; (ii) an increase in maintenance, security, cleaning, repairs and related expenses of Ps.8 million (mainly due to increases in security and cleaning services and in public service rates) and; (iii) an increase in amortization and depreciation of Ps.14 million, among other items. The costs of the Shopping Malls segment, measured as a percentage of the revenues of this segment, decreased from 11.5% during the 2017 fiscal year to 9.0% during the 2018 fiscal year.

Offices. The costs of the Offices segment increased by 55.2%, from Ps.29 million during fiscal year 2017 to Ps.45 million during fiscal year 2018, mainly due to: (i) an increase in leases and expenses of Ps.9 million; (ii) an increase in maintenance, repairs and services expenses of Ps.6 million; (iii) an increase in taxes, fees and contributions of Ps.4 million and; (iv) an increase in fees and compensation for services of Ps 3 million; partially offset by a decrease in depreciation and amortization of Ps.5 million. The costs of the Offices segment, measured as a percentage of the revenues of this segment, increased from 6.7% during fiscal year 2017 to 8.5% during fiscal year 2018.

Sales and developments. Costs for this segment often vary significantly from year to year due to the non-recurrence of the different sales operations carried out by the Group over time. The associated costs of our Sales and Developments segment registered an increase of 2.3%, from Ps.43 million during fiscal year 2017 to Ps.44 million during fiscal year 2018. The costs of the Sales and development segment, measured as a percentage of revenues from this segment decreased from 43.4% during fiscal year 2017 to 36.7% during fiscal year 2018.

Hotels. Costs for the Hotels segment increased by 28.4%, from Ps.486 million during fiscal year 2017 to Ps.624 million during fiscal year 2018, mainly as a result of: (i) an increase of Ps.80 million in costs of salaries, social security and other personnel expenses; (ii) an increase of Ps.50 million in maintenance and repairs; (iii) higher expenses of Ps.7 million in fees and compensation for services. The costs of the Hotels segment, measured as a percentage of the revenues of this segment, decreased from 67.0% during the year 2017 to 64.1% during the 2018 fiscal year.

Others. Other segment costs increased by 475.0%, from Ps.4 million during fiscal year 2017 to Ps.23 million during fiscal year 2018, mainly as a result of: (i) an increase of Ps.7 million in concept of leases and expenses; (ii) an increase of Ps.4 million in the charge for salaries, social security and other personnel expenses; (iii) higher charges of Ps.4 million in taxes, fees and contributions and; (iv) an increase of Ps.2 million in fees and compensation for services.

Operations Center in Israel

Real estate. Real estate segment costs increased from Ps.2,333 million during the year ended June 30, 2017 to Ps.2,619 million during the year ended June 30, 2018. This variation was due to (i) a revaluation of 27% of the NIS against the Argentine peso, partially offset by (ii) a decrease in the cost due to the lower sales of residential apartments.

Supermarkets. Costs of the Supermarket segment increased from Ps 35,432 million during the year ended June 30, 2017 to Ps.44,563 million during the year ended June 30, 2018. This variation was mainly due to the revaluation of 27% of the NIS against the Argentine peso, accompanied by an improvement in the terms of negotiation with suppliers.

Telecommunications. Costs of the Telecommunications segment increased from Ps.11,183 million during the year ended June 30, 2017 to Ps.13,899 million during the year ended June 30, 2018. This variation was due to a revaluation of 27% of the NIS compared to the Argentine peso, partially offset by a decrease in costs that accompanied the reduction in sales of mobile services and a slight increase in costs related to television content.

Others. Costs of the Others segment increased from Ps.162 million during the year ended June 30, 2017 to Ps.314 million during the year ended June 30, 2018. This variation was due to (i) a revaluation of 27 % of the NIS against the Argentine peso, and (ii) an increase in costs that accompanied the increase in revenues.

Gross profit

The total consolidated gross profit, according to the income statement, increased by Ps.2,488 million, from Ps.10,971 million during the year 2017 (out of which Ps.19,312 million comes from the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.11.680 million and Ps.3,339 million from the Operations Center in Argentina) to Ps.13,459 million during fiscal year 2018 (out of which Ps.25,185 million come from the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.15,907 million and Ps.4,181 million from the Operations Center in Argentina). Without considering the effect from the Operations Center in Israel, the gross profit increased by 25.2%. The total consolidated gross profit, measured as a percentage of revenues from sales, leases and services, increased slightly from 40.6% during fiscal year 2017 to 40.7% during fiscal year 2018. Without considering the effect from the Operations Center in Israel, total consolidated gross profit, according to the income statement, increased slightly, from 58.1% during fiscal year 2017 to 59.9% during fiscal year 2018.

On the other hand, total gross profit for expenses and collective promotion fund increased Ps.7 million, from Ps.27 million during fiscal year 2017 (out of which Ps.25 million comes from the Shopping Malls segment and Ps.2 million in the Offices segment), to Ps.34 million during fiscal year 2018 (out of which Ps.28 million come from the Shopping Malls segment and Ps.6 million from the Offices segment).

Additionally, the gross profit of our joint ventures decreased by 26.1%, from Ps.23 million during fiscal year 2017 to Ps.17 million during fiscal year 2018.

In this way, according to the information by segments (taking into account the gross profit from our joint ventures and without considering the gross profit corresponding to the expenses and collective promotion fund or to the gross profit of the operations inter-segment), gross profit increased by Ps.6,716 million, from Ps.22,711 million during fiscal year 2017 (out of which Ps.19,312 million come from the Operations Center in Israel and Ps.3,399 million from the Operations Center in Argentina) to Ps.29,427 million during fiscal year 2018 (of which Ps.25,185 million come from the Operations Center in Israel and Ps.4,242 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, the gross profit increased by 24.8%. Likewise, gross profit, measured as a percentage of revenues, according to information by segments, increased slightly from 31.2% during fiscal year 2017 to 32.0% during fiscal year 2018. Without considering the effect of the Operations Center in Israel, the gross profit measured as a percentage of total revenues increased, from 78.8% in 2017 to 79.9% in 2018.

Operations Center in Argentina

Shopping Malls. The gross profit of the Shopping Malls segment increased by 23.7%, from Ps.2,697 million during fiscal year 2017 to Ps.3,335 million for fiscal year 2018, mainly as a result of the increase in the total sales of our tenants, giving as a result, higher percentage leases under our lease agreements. The gross profit of the Shopping Malls segment as a percentage of the segment's revenues increased from 88.5% during fiscal year 2017 to 91.0% during fiscal year 2018.

Offices. The gross profit of the Offices segment increased by 20.2% going from Ps.405 million for the fiscal year 2017 to Ps.487 million during the fiscal year 2018. The gross profit of the Offices segment, measured as a percentage of the revenues of this segment, decreased slightly from 93.3% during fiscal year 2017 to 91.5% during fiscal year 2018.

Sales and developments. The gross result of the Sales and Developments segment increased by 35.7%, from Ps.56 million for fiscal year 2017 to Ps.76 million during fiscal year 2018, mainly as a result of the higher sales recorded during fiscal year 2018 and the decrease of maintenance and conservation costs of these properties. The gross profit of the sales and development segment, measured as a percentage of this segment's revenues, increased from 56.6% during fiscal year 2017 to 63.3% during fiscal year 2018.

Hotels. Gross profit for the Hotels segment increased by 46.0% from Ps.239 million for the year 2017 to

Ps.349 million during the year 2018. The gross profit of the Hotels segment, measured as a percentage of the revenues of this segment, increased slightly from 33.0% during fiscal year 2017 to 35.9% during fiscal year 2018.

International. The gross profit of the International segment did not present variations between the years presented.

Corporate. The gross profit of the Corporate segment did not present variations between the years presented.

Others. Gross profit from the Others segment decreased by 350.0%, going from a profit of Ps.2 million for the year 2017 to a loss of Ps.5 million during the year 2018. The gross profit of the Others segment, measured as a percentage of the revenues of this segment decreased from 33.3% during fiscal year 2017 to 27.8% during fiscal year 2018.

Operations Center in Israel

Real estate. The gross profit of the Real estate segment increased from Ps.2,585 million during the year ended June 30, 2017 to Ps.3,561 million during the year ended June 30, 2018. This variation was mainly due to a 27% revaluation of the NIS against the Argentine peso, accompanied by the reduction in costs in sale of aparments. The gross profit of the segment as a percentage of revenues increased slightly from 52.6% during 2017, to 57.6% during the year 2018.

Supermarkets. The gross profit of the Supermarket segment increased from Ps.11,845 million during the year ended June 30, 2017 to Ps.15,907 million during the year ended June 30, 2018. This variation was mainly due to a 27% revaluation of the NIS against the Argentine peso, accompanied by an improvement in the terms of negotiation with suppliers. The gross profit of the segment as a percentage of revenues increased slightly from 25.1% during 2017 to 26.3% during fiscal year 2018.

Telecommunications. The gross profit of the Telecommunications segment increased from Ps.4,781 million during the year ended June 30, 2017 to Ps.5,448 million during the year ended June 30, 2018. This variation was mainly due to a 27% revaluation of the NIS against the Argentine peso, partially offset by the constant erosion in the revenues of the mobile services, which was partially offset by an increase in revenues related to fixed lines, television and internet. The gross profit of the segment as a percentage of revenues decreased slightly from 29.9% during 2017 to 28.2% during fiscal year 2018.

Others. Gross profit from the Others segment increased from Ps.101 million during the year ended June 30, 2017 to Ps.269 million during the year ended June 30, 2018. This variation was mainly due to a 27% revaluation of the NIS against the Argentine peso, and the increase in income of Bartan and Epsilon.

Net gain from fair value adjustment of investment properties

The net result from changes in the fair value of investment properties, according to the income statement, increased by Ps.18,265 million, from Ps.4,340 million during the year ended June 30, 2017 (from which Ps.4,079 million came from the Operations Center in Argentina and Ps.374 million from the Operations Center in Israel, offset by the effect of the deconsolidation of Shufersal for Ps.113 million) to Ps.22,605 million during the year ended June 30, 2018 (of which Ps.20,609 million from the Operations Center in Argentina and Ps.2,160 million from the Operations Center in Israel offset by the effect of the deconsolidation of Shufersal for Ps.164 million).

Operations Center in Argentina

The net result of changes in the fair value of our investment properties for the fiscal year ended June 30, 2018 was Ps.21,347 million (Ps.11,340 million in our Shopping Malls segment, Ps.5,004 million from the Offices segment; Ps.4,771 million from the Sales and Developments segment, and Ps.232 million from the Others segment).

The net impact in the peso values of our properties was primarily a consequence of:

(i)
a 44 basis points increase in the discount rate applied in calculating the present value of projected cash flows used to estimate fair value of our shopping mall properties that resulted in a decrease in value of Ps.1,399.8 million, mainly as a result of an increase of cost of capital in Argentina;

(ii)
a net positive impact of Ps.7,760.1 million generated by an increase of Ps.7,012.3 million in the projected cash flows considering estimated inflation for the shopping malls DCF, a decrease of Ps.14,436.5 million due to the conversion into U.S. dollars of the projected cash flows considering estimated US$/Ps. exchange rates and a positive effect of Ps.15,184.3 million due to the conversion of the value in dollars of our shopping malls into pesos at the year-end exchange rate;

(iii)
an additional positive effect of Ps.4,970.0 million due to the decrease in the income tax rate used in the methodology applied to value discounted cash flows; such amendment was set forth by the fiscal reform recently approved, where it was set forth that the income tax rate will be gradually reduced to 30% for fiscal periods beginning at January 1, 2018 through December 31, 2019, and to 25% for fiscal periods beginning at January 1, 2020 onwards; and

(iv)
our segments Offices and Sales and Developments, increased Ps.9,615.0 million in the value of our properties as measured in pesos, mainly as a result of the Peso depreciated in fiscal year 2018 by approximately 73.5% against the U.S. dollar (from Ps.16.63 to Ps.28.85 to US$1.00). In addition, we recorded a realized fair value on disposal of office properties of Ps.160 million during the fiscal year ended June 30, 2018 compared to Ps. 100 million in the comparable period in 2017, due to the sale of leasable offices and parking spaces at several buildings.

Operations Center in Israel

Real estate. The net result of changes in the fair value of investment properties increased from Ps.261 million during the year ended June 30, 2017 to Ps.1,996 million during the year ended June 30, 2018. The variation was due to the increase in the value of properties in Israel and the devaluation of the Argentine peso against the Israeli shekel. Also in prior ear there was an important impairment in Tivoli which was not as significant this year.

Supermarkets. The net result of changes in the fair value of investment properties segment of supermarkets increased from Ps.113 million during the year ended June 30, 2017 to Ps.164 million during the year ended June 30, 2018. The variation was due to the increase in the value of the properties in Israel and the devaluation of the Argentine peso against the Israeli shekel.

General and administrative expenses

Total general and administrative expenses, according to the income statement, recorded an increase of Ps.650 million, from Ps.3,219 million during fiscal year 2017 (of which Ps.3,173 million come from the Operations Center in Israel offset by the effect from the deconsolidation of Shufersal of Ps.624 million and Ps.670 million from the Operations Center in Argentina) to Ps.3,869 million during fiscal year 2018 (out of which Ps.3,870 million come from the Operations Center in Israel, offset by the effect of deconsolidation of Shufersal of Ps.878 million and Ps.877 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, general and administrative expenses increased by 30.9%. Total general and administrative expenses measured as a percentage of revenues from sales, leases and services decreased slightly from 11.9% during fiscal year 2017 to 11.7% during fiscal year 2018.

The general and administrative expenses of our joint ventures increased Ps.8 million, from Ps.5 million during fiscal year 2017 to Ps.13 million during fiscal year 2018.

Finally, general and administrative expenses for operations inter-segment increased Ps 5 million, from Ps.8 million during fiscal year 2017 to Ps 13 million during fiscal year 2018.

Furthermore, according to the information by segments (taking into account the general and administrative expenses from our joint ventures and without considering those corresponding to the expenses of collective promotions funds or operating expenses intra- segments), the general and administrative expenses increased Ps.917 million, from Ps.3,856 million during fiscal year 2017 (out of which Ps.3,173 million come from the Operations Center in Israel and Ps 683 million from the Operations Center in Argentina) to Ps.4,773 million during fiscal year 2018 (of which Ps.3,870 million come from the Operations Center in Israel and Ps.903 million from the Operations Center in Argentina). Excluding the general and administrative expenses from the Operations Center in Israel, expenses increased by 32.2%. General and administrative expenses measured as a percentage of revenues, according to the information by segments, decreased slightly from 5.3% during fiscal year 2017 to 5.2% during fiscal year 2018. Without considering the effect from the Operations Center in Israel, total general and administrative expenses, measured as a percentage of total revenues, increased, from 15.8% during 2017 to 17.0% during fiscal year 2018.

Operations Center in Argentina

Shopping Malls. General and administrative expenses of Shopping Malls increased by 22.6%, from Ps.261 million during fiscal year 2017 to Ps.320 million during fiscal year 2018, mainly as a result of: (i) an increase in fees to directors of Ps.27 million; (ii) an increase of Ps.15 million in salaries, social security and other personnel administration expenses; (iii) an increase of Ps.8 million in maintenance, repairs and services, mobility and travel expenses; and (iv) an increase of Ps.4 million in amortizations and depreciation. The general and administrative expenses of Shopping Malls as a percentage of revenues from the same segment increased slightly from 8.6% during fiscal year 2017 to 8.7% during fiscal year 2018.

Offices. The general and administrative expenses of our Offices segment increased by 24.3%, from Ps.70 million during fiscal year 2017 to Ps.87 million during fiscal year 2018, mainly as a result of: (i) an increase of Ps.4 million in salaries, social security and other personnel expenses; (ii) an increase in advertising and other commercial expenses of Ps.4 million; (iii) an increase of Ps.3 million in fees to directors and; (iv) an increase of Ps.2 million in terms mobility expenses and office supplies, among other concepts. General and administrative expenses, measured as a percentage of revenues in the same segment, increased slightly from 16.1% during fiscal year 2017 to 16.4% during fiscal year 2018.

Sales and developments. General and administrative expenses associated with our Sales and developments segment increased by 95.0%, from Ps.40 million during fiscal year 2017 to Ps.78 million during fiscal year 2018, mainly as a result of: (i) an increase of directors fees of Ps.13 million, (ii) an increase in salaries, social security and other personnel expenses of Ps.5 million; (iii) an increase of Ps.4 million in taxes, fees and contributions and; (iv) an increase of Ps.4 million in fees and compensation for services, among other items. General and administrative expenses, measured as a percentage of revenues in the same segment, increased from 40.4% during fiscal year 2017 to 65.0% during fiscal year 2018.

Hotels. General and administrative expenses associated with our Hotels segment increased by 43.0% from Ps.135 million during fiscal year 2017 to Ps.193 million during fiscal year 2018, mainly as a result of: (i) an increase of Ps.24 million in salaries, social security and other personnel expenses; (ii) an increase of Ps.16 million in taxes, fees and contributions; (iii) an increase of Ps.8 million in maintenance costs, repairs and services and; (iv) an increase of Ps.7 million in fees and compensation for services, among other items. General and administrative expenses associated with the Hotels segment measured as a percentage of this segment's revenues increased by 18.6% in fiscal year 2017 to 19.8% in fiscal year 2018.

International. General and administrative expenses associated with our International segment increased by 7.0%, from Ps.43 million during fiscal year 2017 to Ps.46 million during fiscal year 2018, mainly due to salaries, social security and other personnel expenses incurred in relation to the investment in IDBD and Other expenses.

Corporate. General and administrative expenses associated with our Corporate segment increased by 14.4%, from Ps.132 million during fiscal year 2017 to Ps.151 million during fiscal year 2018, mainly due to (i) an increase of Ps.11 million in salaries, social security and other personnel expenses; (ii) an increase of Ps.6 million in fees to directors, among other items.

Others. General and administrative expenses associated with our Others segment increased by Ps.26 million from Ps.2 million during fiscal year 2017 to Ps.28 million during fiscal year 2018, mainly due to (i) an increase of Ps.7 million in leases and expenses; (ii) an increase of Ps.12 million related to salaries, social security and other personnel expenses; (iii) a higher expense of fees and compensation for services of Ps.5 million and; (iv) an increase of Ps.3 million in the maintenance, repairs and services charge, among other items.

Operations Center in Israel

Real estate. General and administrative expenses associated with the Real Estate segment increased from Ps.290 million during the year ended June 30, 2017 to Ps.363 million during the year ended June 30, 2018. This variation was mainly due to a 27% revaluation of the NIS against the Argentine peso accompanied by a decrease in fees for services General and administrative expenses associated with this segment measured as a percentage of the revenues maintained at 5.9%.

Supermarkets. General and administrative expenses associated with the Supermarkets segment increased from Ps.627 million during the year ended June 30, 2017 to Ps.878 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the NIS against the Argentine peso, (ii) the consolidation of New Pharm in the last quarter of the year and (iii) an increase in employee wages. General and administrative expenses associated with the segment measured as a percentage of this segment's revenues remained mainly stable at 1.3% in fiscal year 2017 and 1.5% for fiscal year 2018.

Telecommunications. General and administrative expenses associated with the Telecommunications segment increased from Ps.1,592 million during the year ended June 30, 2017 to Ps.1,810 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the NIS against the Argentine peso and (ii) a reduction in personnel expenses due to a downsizing of the company, which accompanied the fall in revenues in a search for improvements efficiency. The administrative and general expenses associated with the segment measured as a percentage of this segment's revenues decreased from 10% in fiscal year 2017 to 9.4% in fiscal year 2018.

Corporate. General and administrative expenses associated with the Corporate segment decreased from Ps.384 million during the year ended June 30, 2017 to Ps.374 million during the year ended June 30, 2018. This variation was due to (i) decrease in the personnel and cost structure of DIC and IDBD, also accompanied by a reduction in Dolphin's legal fees (ii) compensated by a 27% revaluation of the NIS against the Argentine peso.

Others. General and administrative expenses associated with the Others segment increased from Ps.280 million during the year ended June 30, 2017 to Ps.445 million during fiscal year 2018. This variation was due to (i) a 27% revaluation of the NIS against the Argentine peso and an increase in the structure of Bartan and Epsilon.

Selling expenses

Total consolidated selling expenses, according to the income statement, show an increase of Ps.656 million, from Ps.4,007 million during fiscal year 2017 (of which Ps.13,093 million are attributable to the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.9,434 million and Ps.348 million to the Operations Center in Argentina) to Ps.4,663 million during fiscal year 2018 (out of which Ps.16,986 million come from the Operations Center in Israel offset by the deconsolidation of Shufersal of Ps.12,749 million and Ps.426 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, selling expenses increased by 22.4%. Total consolidated selling expenses measured as a percentage of revenues from sales, leases and services, decreased from 14.8% for the year 2017 to 14.1% during the year 2018.

On the other hand, the selling expenses of our joint ventures increased Ps.1 million, from Ps.5 million in fiscal year 2017 to Ps.6 million during fiscal year 2018.

Furthermore, according to the information by segments (taking into account the selling expenses from our joint ventures and without considering those corresponding to the expenses of collective promotion fund or the expenses for operations inter- segments), the selling expenses increased Ps.3,970 million, from Ps.13,448 million during fiscal year 2017 to Ps.17,418 million during fiscal year 2018 (out of which Ps.16,986 million come from the Operations Center in Israel and Ps.432 million from the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, selling expenses increased by 21.7%. Selling expenses measured as a percentage of revenues, according to information by segments, increased from 18.5% during fiscal year 2017 to 19.0% during fiscal year 2018. Without considering the effects from the Operations Center in Israel, the total selling expenses, measured as a percentage of total revenues according to the information by segments, experienced a small decrease, going from 8.2% in 2017 to 8.1% during the 2018 fiscal year.

Operations Center in Argentina

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 26.6%, from Ps.188 million during fiscal year 2017 to Ps.238 million during fiscal year 2018, mainly as a consequence of: (i) an increase in taxes, fees and contributions of Ps.28 million, due to higher expenses in the gross income tax; and (ii) an increase of Ps.22 million related to doubtful accounts. Selling expenses measured as a percentage of the revenues of the Shopping Malls segment increased from 6.2% during fiscal year 2017 to 6.5% during fiscal year 2018.

Offices. Selling expenses associated with our Offices segment increased by 23.9% from Ps.46 million during fiscal year 2017 to Ps.57 million during fiscal year 2018. This variation was generated mainly as a result of: (i) an increase in Ps.16 million in the charge of doubtful accounts and; (ii) an increase of Ps.4 million in taxes and contributions, partially offset by a decrease of Ps.10 million in advertising and other commercial expenses. Selling expenses associated with our Office segment, measured as a percentage of this segment's revenues, increased slightly, from 10.6% in fiscal year 2017 to 10.7% in fiscal year 2018.

Sales and developments. The selling expenses associated with the sales and development segment did not show variations between the years presented.

Hotels. Selling expenses associated with our Hotels segment increased 17.5%, from Ps.97 million during fiscal year 2017 to Ps.114 million during fiscal year 2018, mainly as a result of: (i) an increase of Ps.7 million salaries, social security and other personnel expenses; (ii) an increase of Ps.4 million in advertising and other commercial expenses; (iii) a higher charge of Ps.4 million in fees and compensation for services, among other items. The selling expenses associated with our Hotels segment measured as a percentage of this segment's revenues decreased, going from 13.4% during fiscal year 2017 to 11.7% during fiscal year 2018.

International. The selling expenses associated with the International segment did not show variations between the years presented.

Corporate. The selling expenses associated with the Corporate segment did not present variations between the years presented.

Others. Selling expenses associated with our Others segment decreased by 33.3% from Ps.3 million during fiscal year 2017 to Ps.2 million during fiscal year 2018, mainly due to a decrease in advertising, and other commercial expenses. The selling expenses associated with our Other segment measured as a percentage of this segment's revenues decreased considerably, from 50.0% during fiscal year 2017 to 11.1% during fiscal year 2018.

Operations Center in Israel

Real estate. Selling expenses associated with the Real Estate segment increased from Ps.91 million during the year ended June 30, 2017 to Ps.115 million during the year ended June 30, 2018. This variation was due to

(i) a 27% revaluation of the NIS against the Argentine Peso. The selling expenses associated with this segment measured as a percentage of revenues remained stable at 1.9% during the 2017 fiscal year and the 2018 fiscal year.

Supermarkets. Selling expenses associated with the Supermarkets segment increased from Ps.9,517 million during the year ended June 30, 2017 to Ps.12,749 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the NIS against the Argentine peso, and (ii) the consolidation of New Pharm in the last quarter of the 2018 fiscal year. Selling expense as a percentage of revenues increased slightly, from 20.1% during fiscal year 2017 to 21.1% during fiscal year 2018.

Telecommunications. Selling expenses associated with the Telecommunications segment increased from Ps.3,406 million during the year ended June 30, 2017 to Ps.3,974 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the NIS against the Argentine peso, partially offset by (ii) a decrease in advertising expenses on the mobile phone line. Selling expenses associated with this segment measured as a percentage of revenues decreased, going from 21.3% in fiscal year 2017 to 20.5% in fiscal year 2018.

Others. Selling expenses associated with the Others segment increased from Ps.79 million during the year ended June 30, 2017 to Ps.148 million during the year ended June 30, 2018. This variation was due to (i) a 27% revaluation of the NIS against the Argentine peso and (ii) an increase in the marketing expenses of Bartan's new services.

Other operating results, net

Other operating results, net, according to the income statement, registered an increase of Ps.788 million, going from a net loss of Ps.206 million during fiscal year 2017 to a net profit of Ps.582 million during fiscal year 2018 (which a loss of Ps.62 million comes from the Operations Center in Argentina and an a net income of Ps.644 million from the Operations Center in Israel, including the effect of deconsolidating Shufersal).

Other operating results, net from our joint ventures, had a variation of Ps.25 million, going from a net income of Ps.6 million during fiscal year 2017 (assigned to the Sales and Development segment of the Operations Center in Argentina) to a net loss of Ps.19 million during fiscal year 2018 (out of which a loss of Ps.15 million is allocated to the Sales and Development segment and Ps.4 million is allocated to the Shopping Malls segment within the Operations Center in Argentina).

Furthermore, according to the information by segments (taking into account the other operating results, net from our joint ventures and without considering those corresponding to the operations between business segments), the line other operating results, net recorded an increase of Ps.653 million, from a net loss of Ps.264 million during fiscal year 2017 to a net profit of Ps.389 million during fiscal year 2018. Excluding the effect from the Operations Center in Israel, the other operating results decreased in Ps.10 million.

Operations Center in Argentina

Shopping Malls. The other operating results, net, of the Shopping Malls segment decreased by 1.7%, going from a loss of Ps.58 million during fiscal year 2017 to a loss of Ps.57 million during fiscal year 2018, mainly as a result of: (i) a lower expense related to donations of Ps.21 million, partially offset by: (ii) a higher expense for lawsuits and contingencies of Ps.12 million; and (iii) a higher income of Ps.6 million related to management fee. The other operating results, net, of this segment, as a percentage of this segment's revenues, decreased from 1.9% during fiscal year 2017 to 1.6% during fiscal year 2018.

Offices. The other operating results, net, associated with our Offices segment decreased by 66.7%, going from a Ps.12 million losses during fiscal year 2017 to a loss of Ps.4 million during fiscal year 2018, mainly as a consequence of an increase in the income from management fee of Ps.4 million and a decrease in the expenses of lawsuits and other contingencies of Ps.2 million, among other items. The other operating results, net, of this segment, as a percentage of revenues, decreased from 2.8% during fiscal year 2017 to 0.8% during fiscal year 2018.

Sales and developments. The other operating results, net, associated with our Sales and developments segment increased by 130.6%, going from a loss of Ps.36 million during fiscal year 2017 to a gain of Ps.11 million during fiscal year 2018, mainly as a result of an increase in income from the sale of property, plant and equipment of Ps.56 million, among other items. The other operating results, net, of this segment, as a percentage of this segment's revenues, went from 36.4% during fiscal year 2017 to 9.2% during fiscal year 2018.

Hotels. The other operating results, net, associated with the Hotels segment decreased by Ps.16 million, going from a loss of Ps.1 million during fiscal year 2017 to a loss of Ps.17 million during fiscal year 2018, mainly due to a higher expense related to claims and lawsuits and contingencies and others. The other operating results, net, of this segment, as a percentage of this segment's revenues increased from 0.1% in 2017 to 1.7% in 2018.

International. The other operating results, net, of this segment decreased by 185.2%, from a gain of Ps.27 million during fiscal year 2017 to a loss of Ps.23 million during fiscal year 2018, mainly due to the reset of the translation difference occurred in fiscal year 2017 and a decrease in revenue from management fees.

Corporate. The other operating results, net, associated with the Corporate segment did not show variations between the years presented.

Others. The other operating results, net, associated with the Other segment did not show variations between the years presented.

Operations Center in Israel

Real Estate. The other operating results, net associated with the Real Estate segment increased from Ps.46 million during the year ended June 30, 2017 to Ps.98 million during the year ended June 30, 2018. This variation was due to (i) a revaluation of 27% of the NIS against the Argentine peso and (ii) result from the sale of fixed assets.

Supermarkets. The other operating results, net associated with the Supermarkets segment increased from Ps.52 million losses during the year ended June 30, 2017 to Ps.177 million losses during the year ended June 30, 2018. This variation was due to (i) a revaluation of 27% of the NIS against the Argentine peso (ii) an impairment of property, plant and equipment.

Telecommunications. The other operating results, net associated with the Telecommunications segment went from Ps.36 million losses during the year ended June 30, 2017 to Ps.140 million gain during the year ended June 30, 2018. This variation was due to (i) a revaluation of 27% of the NIS against the Argentine peso, offset by (ii) the sale of the subsidiary Rimon.

Corporate. The other operating results, net associated with the Corporate segment went from Ps.48 million losses during the year ended June 30, 2017 to Ps.434 million gain during the year ended June 30, 2018. This variation was due to (i) a revaluation of 27% of the NIS against the Argentine peso, offset by (ii) the favorable outcome of the trial won related to Ma ' ariv.

Others. The other operating results, net associated with the Others segment went from Ps.106 million losses during the year ended June 30, 2017 to Ps.28 million losses during the year ended June 30, 2018. This variation was due to (i) a revaluation of 27% of the NIS against the Argentine peso, and (ii) a decrease in research and development expenses due to the sale od Elron’s subsidiary Cloudyn.

Profit / (loss) from operations

The total consolidated profit from operations, pursuant to the income statement, increased by 256.8% from Ps.7,879 million during fiscal year 2017 to Ps.28,114 million during fiscal year 2018 (out of which Ps.6,956 million come from the Operations Center in Israel offset by the deconsolidation effect of Shufersal for Ps.2,267 million and Ps.23,425 million of the Operations Center in Argentina). Excluding the effect from the Operations Center in Israel, the operating result increased by 270.3%. The total consolidated operating profit, measured as a percentage of revenues from sales, leases and services, increased from 29.2% during fiscal year 2017 to 85.0% during fiscal year 2018. Without considering the effect from the Operations Center in Israel, the total consolidated operating result, measured as a percentage of total revenues, increased from 110.0% during fiscal year 2017 to 335.7% during fiscal year 2018.

The operating result of our joint ventures increased by 239.8%, from Ps.211 million during fiscal year 2017 (out of which a Ps.29 million profit is allocated to the Shopping Malls segment, a profit of Ps.185 million to the Offices segment and a Ps.3 million loss to the Sales and Developments segment of the Operations Center in Argentina), to Ps.717 million during the 2018 fiscal year (out of which a Ps.92 million profit is allocated to the Shopping Malls segment, Ps.654 million gain to the Offices segment, and a Ps.29 million loss in Sales and Developments, from the Operations Center in Argentina), mainly due to higher revenues from the net results of changes in the fair value of investment properties.

For its part, the operating result for expenses and collective promotions fund increased by 25.9%, from a gain of Ps.27 million during fiscal year 2017 to a gain of Ps.34 million during fiscal year 2018.

Finally, the operating result generated by the operations inter-segment did not present variations for the years presented.

In this way, according to the information by segments (taking into account the operating result from our joint ventures and without considering those corresponding to the expenses and collective promotions fund or to the operations inter-segments), the operating profit, increased by 218.1% from Ps.9,788 million during fiscal year 2017 to Ps.31,132 million during fiscal year 2018 (of which Ps.6,956 million come from the Operations Center in Israel and Ps.24,176 million from the Operations Center in Argentina) . Without considering the operating result from the Operations Center in Israel, the operating result increased by 268.3%. Operating income, measured as a percentage of revenues according to segment information, increased from 13.5% during fiscal year 2017 to 33.9% during fiscal year 2018. Excluding the effect from the Operations Center in Israel, the total operating result according to segment information, measured as a percentage of total revenues, increased from 152.3% during fiscal year 2017 to 455.5% during fiscal year 2018.

Operations Center in Argentina

Shopping Malls. The operating result of Shopping Malls increased by 230.2% during fiscal year 2018, from Ps.4,258 million during fiscal year 2017 to Ps.14,060 million during fiscal year 2018. The operating result of the Shopping Malls segment as a percentage of the segment's revenues increased from 139.7% during fiscal year 2017 to 383.6% during fiscal year 2018.

Offices. The operating result corresponding to our Offices segment increased by 226.6%, going from a profit of Ps.1,636 million during fiscal year 2017 to a profit of Ps.5,343 million during fiscal year 2018. The variation is mainly due to an increase of Ps.3,645 million profit from the result of changes fair value of investment properties. The operating result of the Offices segment as a percentage of the segment's revenues increased from 377.0% during fiscal year 2017 to 1,004.3% during fiscal year 2018.

Sales and developments. The operating result corresponding to our Sales and Developments segment increased by 489.0%, going from Ps.808 million gain during fiscal year 2017 to Ps.4,759 million during fiscal year 2018. This increase is mainly due to higher revenues resulting from the sales of Beruti apartments and parking units, floors and parking units of Maipú 1300, Libertador 498 and Intercontinental Plaza office building and the sale of Baicom’s land and also, by the net results of changes in the fair value of investment properties, which were partially offset by an increase in costs and general and administrative expenses. The operating result of the Sales and development segment as a percentage of the segment's revenues increased from 816.2% during fiscal year 2017 to 3965.8% during fiscal year 2018.

Hotels. The operating result corresponding to the Hotels segment showed an increase of 316.7%, going from a profit of Ps.6 million in fiscal year 2017 at a gain of Ps.25 million during fiscal year 2018. This increase is mainly due to the increase in the average room rate of our hotel portfolio (measured in pesos), generating an increase in revenues. The operating result of the Hotels segment as a percentage of the segment's revenues increased from 0.8% during fiscal year 2017 to 2.6% during fiscal year 2018.

International. The operating result corresponding to our International segment decreased by 331.3%, going from a loss of Ps.16 million during fiscal year 2017 to a loss of Ps.69 million during fiscal year 2018. This variation is due to an increase in expenses general and administrative costs and a decrease in other operating results.

Corporate. The operating result corresponding to our Corporate segment varied by 14.4%, going from a loss of Ps.132 million during fiscal year 2017 to a loss of Ps.151 million during fiscal year 2018, mainly affected by general and administrative expenses.

Others. The operating result corresponding to our Others segment presented an increase of Ps.205 million, going from a gain of Ps.4 million during fiscal year 2017 to a gain of Ps.209 million during fiscal year 2018. The variation is mainly due to a Ps.237 million increase in income from the result of changes in the fair value of investment properties (mainly generated by La Adela). The operating result of the Other segment as a percentage of the segment's revenues increased from 66.7% during fiscal year 2017 to 1161.1% during fiscal year 2018.

Operations Center in Israel

Real estate. The operating result of the Real Estate segment increased from Ps.2,511 million during the fiscal year 2017 to Ps.5,177 million during fiscal year 2018. This variation was due to (i) a revaluation of 27% of the NIS against the Argentine peso, (ii) the occupation of projects in Israel, (iii) an increase in the number of square meters occupied and (iv) a gain related to changes in the fair value of investment properties.

Supermarkets. The operating result of the Supermarkets segment increased from Ps 1,762 million during the fiscal year 2017 to Ps 2,267 million during the fiscal year 2018. This variation was due to (i) a revaluation of 27% of the NIS against the Argentine peso, and (ii) the increase in the participation of the Shufersal brand, the improvement in commercial terms and the distribution channels and a better mix in the components of the basket.

Telecommunications. The operating result of the Telecommunications segment increased from a loss of Ps.253 million during the fiscal year 2017 to a loss of Ps.196 million during fiscal year 2018. This variation was due to (i) increase in television subscribers, (ii)decrease in operating expenses, due to the efficiency measures implemented by Cellcom, partially offset by (iii) a revaluatio on 27% of the NIS against to the Argentine peso and (iv) the continuous erosion in service revenues.

Corporate. Operating income of the Corporate segment increased from a loss of Ps.432 million during the fiscal year 2017 to a gain of Ps.60 million during fiscal year 2018. This variation was mainly due to the positive outcome of Ma'ariv's trial.

Others. The operating result of the Others segment went from a loss of Ps.364 million during the fiscal year 2017 to a loss of Ps.352 million during the fiscal year 2018. This variation was due to (i) a revaluation of 27% of the NIS compared to the Argentine peso, and (ii) an increase in the income of Bartan and Epsilon.

Share of profit / (loss) of associates and joint ventures

The share of profit / (loss) of associates and joint ventures, pursuant to the income statement, decreased from a profit of Ps.109 million during fiscal year 2017 to a loss of Ps.721 million during fiscal year 2018 (out of which a loss of Ps.658 million comes from the Operations Center in Argentina and a loss of Ps.43 million from the Operations Center in Israel together with a loss originated in the deconsolidation of Shufersal for Ps.20 million). Excluding the results from the Operations Center in Israel, the negative result from our participation in associates and joint ventures decreased by 922.5%, mainly due to the negative results from the International segment, partially offset by a lower profit from the Others segment.

Also, the net share of profit / (loss) of associates and joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Office segment) and; Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment), evidenced a decrease of 251.1%, going from a loss of Ps.174 million during fiscal year 2017 to a loss of Ps.611 million during fiscal year 2018, mainly due to results from Quality Invest S.A.

Operations Center in Argentina

Shopping Malls. In the information by segments, the share of profit / (loss) of associates and joint ventures Nuevo Puerto Santa Fe S.A. it is exposed consolidated, line by line in this segment.

Offices. In the information by segments, share of profit / (loss) of associates and joint ventures Quality S.A. it is exposed consolidated, line by line in this segment.

Sales and developments. The share of profit / (loss) of associates and joint ventures Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. are exposed consolidated line by line. The result from our participation in our associate Manibil S.A., which are disclosed in this line, increased by Ps.12 million, from Ps.14 million during fiscal year 2017 to Ps.26 million during fiscal year 2018.

Hotels. This segment does not present results from the participation in associates and joint ventures.

International. The negative result generated by our stake in associates of this segment increased by 881.1%, going from a loss of Ps.196 million during fiscal year 2017 to a loss of Ps.1,923 million during fiscal year 2018, mainly generated by a negative result of our investment in New Lipstick LLC of Ps.1,916 million.

Others. The positive result generated by our participation in associates of the Others segment, increased by 613.6%, from Ps.88 million during fiscal year 2017 to Ps.628 million during fiscal year 2017, mainly as a result of a gain from of our investments in the BHSA for Ps.618 million and Entertainment Holding SA for Ps.14 million.

Operations Center in Israel

Real estate. The positive result share of profit of associates and joint ventures of this segment increased from Ps.46 million during the year ended June 30, 2017 to Ps.167 million in the year ended June 30, 2018 due to an improvement presented by Mehadrin and Pbel in their results.

Supermarkets. The positive result share of profit of associates and joint ventures of this segment decreased from Ps.75 million during the year ended June 30, 2017 to Ps.20 million in the year ended June 30, 2018 due to a drop in the investment performance of associates.

Others. The negative result generated by our share of profit of associates and joint ventures of this segment increased from Ps.16 million during the year ended June 30, 2017 to Ps.230 million in the year ended June 30, 2018 due to the low performance of Elron's investments.

Financial results, net

The financial results went from a loss of Ps.4,095 million during fiscal year 2017 to a loss of Ps.18,701 million during fiscal year 2018, this variation is mainly due to the devaluation of the Argentine peso against the dollar and the result of the exchange of DIC’s debenture series F, followed by the revaluation of 27% of the NIS compared to the Argentine peso.

Income tax

The Company applies the deferred tax method to calculate the income tax corresponding to the periods presented, recognizing in this way the temporary differences as tax assets and liabilities. The income tax charge for the year went from a loss of Ps.2,766 million during fiscal year 2017, to a gain of Ps.124 million during fiscal year 2018, out of which a gain of Ps.801 million come from the Operations Center in Argentina and this was partially offset by a loss of Ps.677 million from the Operations Center in Israel. The variation is mainly due to the impact in the deffered income tax of the Argentina and United States tax reforms offset by the increase in profit before income tax of the year.

Profit for the year

As a result of the factors described above, the profit of the year, including the effect of discontinued operations, went from a profit of Ps.5,220 million during fiscal year 2017 to a profit of Ps.21,295 million during fiscal year 2018, of which a profit of Ps.14,630 million comes from the Operations Center in Argentina and a profit of Ps.6,665 million from the Operations Center in Israel.

Results of Operations for the fiscal years ended June 30, 2017 and 2016

Below is a summary of the group's business lines and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the years ended June 30, 2017 and 2016.

	Discontinued operations			Operations Center in Argentina			Operations Center in Israel			Total segment information			Joint ventures			Expenses and collective promotion funds			Elimination of inter-segment transactions and non-reportable assets / liabilities			Total as per statement of income / statement of financial position
	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation
				(in million of Ps.)
Revenues	4,311	3,289	1,022	68,422	27,077	41,345	72,733	30,366	42,367	(41)	(29)	(12)	(47,168)	(18,607)	(28,561)	1,490	1,194	296	(10)	(8)	(2)	27,004	12,916	14,088
Costs	(912)	(658)	(254)	(49,110)	(19,252)	(29,858)	(50,022)	(19,910)	(30,112)	18	12	6	35,488	14,063	21,425	(1,517)	(1,207)	(310)	-	6	(6)	(16,033)	(7,036)	(8,997)
Gross profit	3,399	2,631	768	19,312	7,825	11,487	22,711	10,456	12,255	(23)	(17)	(6)	(11,680)	(4,544)	(7,136)	(27)	(13)	(14)	(10)	(2)	(8)	10,971	5,880	5,091
Net gain from fair value adjustment of investment properties	4,271	18,209	(13,938)	374	(271)	645	4,645	17,938	(13,293)	(192)	(379)	187	(113)	(23)	(90)	-	-	-	-	-	-	4,340	17,536	(13,196)
General and administrative expenses	(683)	(487)	(196)	(3,173)	(1,360)	(1,813)	(3,856)	(1,847)	(2,009)	5	1	4	624	200	424	-	-	-	8	7	1	(3,219)	(1,639)	(1,580)
Selling expenses	(355)	(264)	(91)	(13,093)	(5,442)	(7,651)	(13,448)	(5,706)	(7,742)	5	2	3	9,434	3,862	5,572	-	-	-	2	-	2	(4,007)	(1,842)	(2,165)
Other operating results, net	(68)	(12)	(56)	(196)	(32)	(164)	(264)	(44)	(220)	(6)	(2)	(4)	64	19	45	-	-	-	-	(5)	5	(206)	(32)	(174)
Profit / (loss) from operations	6,564	20,077	(13,513)	3,224	720	2,504	9,788	20,797	(11,009)	(211)	(395)	184	(1,671)	(486)	(1,185)	(27)	(13)	(14)	-	-	-	7,879	19,903	(12,024)
Share of (loss) of associates and joint ventures	(94)	127	(221)	105	123	(18)	11	250	(239)	174	258	(84)	(76)	-	(76)	-	-	-	-	-	-	109	508	(399)
Segment profit / (loss)	6,470	20,204	(13,734)	3,329	843	2,486	9,799	21,047	(11,248)	(37)	(137)	100	(1,747)	(486)	(1,261)	(27)	(13)	(14)	-	-	-	7,988	20,411	(12,423)
Reportable assets	44,885	39,294	5,591	178,964	147,470	31,494	223,849	186,764	37,085	(193)	(142)	(51)	-	-	-	-	-	-	7,586	5,519	2,067	231,242	192,141	39,101
Reportable liabilities	-	-	-	(155,235)	(132,989)	(22,246)	(155,235)	(132,989)	(22,246)	-	-	-	-	-	-	-	-	-	(28,671)	(23,296)	(5,375)	(183,906)	(156,285)	(27,621)
Net reportable assets	44,885	39,294	5,591	23,729	14,481	9,248	68,614	53,775	14,839	(193)	(142)	(51)	-	-	-	-	-	-	(21,085)	(17,777)	(3,308)	47,336	35,856	11,480

Below is a summary analysis of the business lines of the Operations Center in Argentina for the years ended June 30, 2017 and 2016

	Shopping Malls			Office			Sales and developments			Hotels			International			Corporate			Others			Total
	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation
	(in millions of Ps.)
Revenues	3,047	2,409	638	434	332	102	99	8	91	725	534	191	-	-	-	-	-	-	6	6	-	4,311	3,289	1,022
Costs	(350)	(250)	(100)	(29)	(25)	(4)	(43)	(20)	(23)	(486)	(361)	(125)	-	-	-	-	-	-	(4)	(2)	(2)	(912)	(658)	(254)
Gross profit	2,697	2,159	538	405	307	98	56	(12)	68	239	173	66	-	-	-	-	-	-	2	4	(2)	3,399	2,631	768
Net gain from fair value adjustment of investment properties	2,068	16,132	(14,064)	1,359	1,268	91	849	773	76	-	-	-	-	-	-	-	-	-	(5)	36	(41)	4,271	18,209	(13,938)
General and administrative expenses	(261)	(179)	(82)	(70)	(85)	15	(40)	(24)	(16)	(135)	(103)	(32)	(43)	(24)	(19)	(132)	(72)	(60)	(2)	-	(2)	(683)	(487)	(196)
Selling expenses	(188)	(145)	(43)	(46)	(24)	(22)	(21)	(23)	2	(97)	(69)	(28)	-	-	-	-	-	-	(3)	(3)	-	(355)	(264)	(91)
Other operating results, net	(58)	(63)	5	(12)	(6)	(6)	(36)	(34)	(2)	(1)	(2)	1	27	92	(65)	-	-	-	12	1	11	(68)	(12)	(56)
Profit / (loss) from operations	4,258	17,904	(13,646)	1,636	1,460	176	808	680	128	6	(1)	7	(16)	68	(84)	(132)	(72)	(60)	4	38	(34)	6,564	20,077	(13,513)
Share of (loss) of associates and joint ventures	-	-	-	-	-	-	14	5	9	-	-	-	(196)	(129)	(67)	-	-	-	88	251	(163)	(94)	127	(221)
Segment profit / (loss)	4,258	17,904	(13,646)	1,636	1,460	176	822	685	137	6	(1)	7	(212)	(61)	(151)	(132)	(72)	(60)	92	289	(197)	6,470	20,204	(13,734)
Reportable assets	28,878	26,688	2,190	7,499	5,555	1,944	5,468	4,728	740	167	164	3	572	145	427	-	-	-	2,301	2,014	287	44,885	39,294	5,591
Reportable liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net reportable assets	28,878	26,688	2,190	7,499	5,555	1,944	5,468	4,728	740	167	164	3	572	145	427	-	-	-	2,301	2,014	287	44,885	39,294	5,591

Below is a summary analysis of the business lines of the Operations Center in Israel for the years ended June 30, 2017 and 2016

	Real Estate			Supermarkets			Telecommunications			Insurance			Corporate			Others			Total
	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation	06.30.17	06.30.16	Variation
	(in millions of PS.)
Revenues	4,918	1,538	3,380	47,277	18,610	28,667	15,964	6,655	9,309	-	-	-	-	-	-	263	274	(11)	68,422	27,077	41,345
Costs	(2,333)	(467)	(1,866)	(35,432)	(14,076)	(21,356)	(11,183)	(4,525)	(6,658)	-	-	-	-	-	-	(162)	(184)	22	(49,110)	(19,252)	(29,858)
Gross profit	2,585	1,071	1,514	11,845	4,534	7,311	4,781	2,130	2,651	-	-	-	-	-	-	101	90	11	19,312	7,825	11,487
Net gain from fair value adjustment of investment properties	261	(294)	555	113	23	90	-	-	-	-	-	-	-	-	-	-	-	-	374	(271)	645
General and administrative expenses	(290)	(100)	(190)	(627)	(203)	(424)	(1,592)	(708)	(884)	-	-	-	(384)	(321)	(63)	(280)	(28)	(252)	(3,173)	(1,360)	(1,813)
Selling expenses	(91)	(29)	(62)	(9,517)	(3,907)	(5,610)	(3,406)	(1,493)	(1,913)	-	-	-	-	-	-	(79)	(13)	(66)	(13,093)	(5,442)	(7,651)
Other operating results, net	46	(19)	65	(52)	(13)	(39)	(36)	-	(36)	-	-	-	(48)	-	(48)	(106)	-	(106)	(196)	(32)	(164)
Profit / (loss) from operations	2,511	629	1,882	1,762	434	1,328	(253)	(71)	(182)	-	-	-	(432)	(321)	(111)	(364)	49	(413)	3,224	720	2,504
Share of (loss) of associates and joint ventures	46	226	(180)	75	-	75	-	-	-	-	-	-	-	-	-	(16)	(103)	87	105	123	(18)
Segment profit / (loss)	2,557	855	1,702	1,837	434	1,403	(253)	(71)	(182)	-	-	-	(432)	(321)	(111)	(380)	(54)	(326)	3,329	843	2,486
Reportable assets	79,427	60,678	18,749	38,521	29,440	9,081	31,648	27,345	4,303	8,562	4,602	3,960	14,734	1,753	12,981	6,072	23,652	(17,580)	178,964	147,470	31,494
Reportable liabilities	(64,100)	(49,576)	(14,524)	(29,239)	(23,614)	(5,625)	(25,032)	(21,657)	(3,375)	-	-	-	(33,705)	(10,441)	(23,264)	(3,159)	(27,701)	24,542	(155,235)	(132,989)	(22,246)
Net reportable assets	15,327	11,102	4,225	9,282	5,826	3,456	6,616	5,688	928	8,562	4,602	3,960	(18,971)	(8,688)	(10,283)	2,913	(4,049)	6,962	23,729	14,481	9,248

Results of the operations corresponding to the fiscal years ended on June 30, 2017 and 2016.

Revenue 2017 vs 2016

Revenues from sales, leases and services, according to the income statement increased by Ps.14,088 million, a 109.1% up from Ps.12,916 million during fiscal year 2016 to Ps.27,004 million during fiscal year 2017 (out of which Ps.68,422 million were generated the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.47.168 million and Ps.5,750 million were generated in the Operations Center in Argentina).

Without considering the revenues from the Operations Center in Israel, revenues from sales, leases and services increased by 29.3%. Revenues from sales, leases and services in the operations Center In Israel are not comparable year to year due to two main factors: (i) the results of operations for the fiscal year ended June 30, 2016 include only six months of operations from the operations from the Operations center in Israel, from October 11, 2015 (the date we acquired control of IDBD) through March 31, 2016 (adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016,) while the results of operations for the fiscal year ended June 30, 2017 include twelve months of operations from the operations centers in Israel, from April 1, 2016 through March 31, 2017 (adjusted by such material transactions occurred between April 1st, 2017 and June 30, 2017) and (ii) fluctuations between the Israeli Shekel, the functional currency of the Operations Center in Israel and the Argentine Peso, the groups reporting currency, i.e. the Israeli Shekel appreciated approximately 24% from 2016 to 2017.

In turn, revenues from expenses and collective promotion fund increased by 24.8%, from Ps.1,194 million (of which Ps.1,101 million are allocated to the Shopping Malls segment and Ps.93 million are allocated to the Offices segment within the Operations Center in Argentina) during fiscal year 2016 to Ps.1,490 million (of which Ps.1,375 million are allocated to the Shopping Malls segment and Ps.115 million are allocated to the Offices segment within the Operations Center in Argentina) during fiscal year 2017.

Furthermore, revenues from interests in our joint ventures showed a 41.4% increase, up from Ps.29 million during fiscal year 2016 (of which Ps.20 million are allocated to the Shopping Malls segment, Ps.4 million to the Offices segment, and Ps.5 million to the Sales and Developments segment within the Operations Center in Argentina) to Ps.41 million during fiscal year 2017 (of which Ps.26 million are allocated to the Shopping Malls segment, Ps.14 million to the Offices segment, and Ps.1 million to the Sales and Developments segment within the Operations Center in Argentina) during fiscal year 2017.

Finally, inter-segment revenues increased by 25.0%, from Ps.8 million during fiscal year 2016 (of which Ps.7 million are allocated to the Offices segment and Ps.1 million to the Hotels segment within the Operations Center in Argentina) to Ps.10 million during fiscal year 2017 (of which Ps.8 million are allocated to the Offices segment and Ps.2 million to the Hotels segment within the Operations Center in Argentina).

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

Operations Center in Argentina

Shopping Malls. Revenues from the Shopping Malls segment increased by 26.5% from Ps.2,409 million during the 2016 fiscal year to Ps.3,047 million during the 2017 fiscal year. This increase is mainly attributable to: (i) an increase of Ps.408 million in revenues from fixed and variable leases as a result of a 19.4% increase in our tenants' total sales, which went from Ps.42 million during fiscal year 2016 to Ps.50 million during fiscal year 2017; (ii) an increase of Ps.55 million in revenue from admission rights, (iii) an increase of Ps.40 million in parking revenues, and (iv) an increase of Ps.135 million in fee income, among other concepts.

Offices. Revenues from the Offices segment increased by 30.7% from Ps.332 million in 2016 to Ps.434 million in fiscal year 2017. They were affected by the partial sales of investment properties made during the year 2017, which generated a reduction in the total leasable area of the segment. Lease revenue increased by 28.8%, from Ps.324 million during the year ended June 30, 2016 to Ps.419 million during the year ended June 30, 2017, mainly as a result of the devaluation.

Sales and developments. Revenues from the Sales and Developments segment registered an increase of Ps.91 million, from Ps.8 million during fiscal year 2016 to Ps.99 million during fiscal year 2017. This segment often varies significantly from one period to another due to the no recurrence of the different sales operations carried out by the Group over time. This increase is mainly due to the sales of the Beruti flats and parking spaces in Rosario.

Hotels. Revenues from our Hotels segment increased 35.8% from Ps.534 million in 2016 to Ps.725 million in 2017, mainly due to an increase in the average room rate of our hotel portfolio (measured in pesos).

International. The income associated with our International segment did not show significant variations for the years presented.

Corporate. The income associated with our Corporate segment did not show significant variations for the years presented.

Others. The income associated with our Others segment did not present significant variations for the years presented.

Operations Center in Israel

Real Estate. Revenues from the Real Estate segment increased from Ps.1,538 million during fiscal year 2016 to Ps.4,918 million during fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24 % of the NIS against the Argentine peso, and (iii) an increase in the occupancy of the residential apartments during 2017, which allowed the sale to be accounted for.

Supermarkets. Revenue from the Supermarket segment increased from Ps.18,610 million during the fiscal year 2016 to Ps.47,277 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the NIS against the Argentine peso.

Telecommunications. Revenues from the Telecommunications segment increased from Ps.6,655 million during the fiscal year 2016 to Ps.15,964 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the NIS against the Argentine peso,

Others. Others segment revenues decreased from Ps.274 million during fiscal year 2016 to Ps.263 million during fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the NIS against the Argentine peso, and (iii) the sale of some DIC’s assets that generate income.

Costs

Costs increased by Ps.8,997 million, up from Ps.7,036 million during fiscal year 2016 to Ps.16,033 million during fiscal year 2017 (out of which Ps.49,110 million where generated in the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.35,488 million and Ps.2,411 million were generated in the Operations Center in Argentina). Without considering the costs from the Operations Center in Israel, costs rose by 30.5%. Costs as a percentage of revenues also increased from 54.5% during fiscal year 2016 to 59.4% during fiscal year 2017, and such increase is mainly attributable to the Operations Center in Israel. Without considering the costs from the Operations Center in Israel, costs as a percentage of total revenues experienced a slight increase from 41.5% during fiscal year 2016 to 41.9% during fiscal year 2017.

The costs, leases and services in the Operations Center in Israel are not comparable year to year due to two main factors: (i) the results of operations for the fiscal year ended June 30, 2016 include only six months of operations from the Operations Center in Israel, from October 11, 2015 (the date control was acquired) through March 31, 2016 (adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016.) While the results of operations for the fiscal year ended June 30, 2017 include twelve months of operations from the Operations Center in Israel, from April 1, 2016 through March 31, 2017 (adjusted by such material transactions occurred between April 1, 2017 and June 30,2017) and (ii) fluctuations between the Israeli Shekel, the functional currency of the Operations Center Israel and the Argentine Peso, the Group´s reporting currency, i.e. the Israeli Shekel appreciated approximately 24% from 2016 to 2017.

In turn, costs from expenses and collective promotion fund increased by 25.7%, from Ps.1,207 million during fiscal year 2016 (of which Ps.1,113 million are allocated to the Shopping Malls segment and Ps.94 million to the Offices segment within the Operations Center in Argentina) to Ps.1,517 million during fiscal year 2017 (of which Ps.1,400 million are allocated to the Shopping Malls segment and Ps.117 million to the Offices segment within the Operations Center in Argentina), mainly due to increased costs originated by our Shopping Malls, which rose by 25.7% from Ps.1,113 million in fiscal year 2016 to Ps.1,400 million in fiscal year 2017, mainly as a result of: (i) an increase in maintenance, security, cleaning, repair and other expenses of Ps.142 million (caused mainly by price raises in security and cleaning services and in public utilities rates); (ii) an increase in salaries, social security charges and other personnel expenses of Ps.109 million; (iii) an increase in taxes, rates and contributions, and other expenses of Ps.36 million, among others. Such change was also attributable to an increase in expenses resulting from the Offices segment by Ps.23 million, from Ps.94 million during fiscal year 2016 to Ps.117 million during fiscal year 2017, mainly due to: (i) maintenance, cleaning expenses, and rentals and expenses and others in the amount of Ps.22 million; (ii) salaries and social security charges by Ps.6 million; (iii) taxes, rates and contributions by Ps.4 million for the Operations Center in Argentina.

Operations Center in Argentina

Shopping Malls. Costs of the Shopping Malls segment increased by 40.0%, from Ps.250 million during the year 2016 to Ps.350 million during fiscal year 2017, mainly due to: (i) an increase in leases costs and expenses for Ps.41 million; (ii) an increase in maintenance, security, cleaning, repairs and related expenses in Ps.30 million; (iii) an increase in salaries, social security and other personnel administration expenses of Ps.23 million and; (iv) an increase in fees and compensation for services of Ps.3 million, among other items. The costs of the Shopping Malls segment, measured as a percentage of the revenues of this segment, increased from 10.4% during the year 2016 to 11.5% during the year 2017.

Offices. The costs of the Offices segment increased by 16.0%, from Ps.25 million during the year 2016 to Ps.29 million during fiscal year 2017, mainly due to: (i) an increase in taxes, rates and contributions of Ps.2 million; and (ii) an increase in amortization and depreciation of Ps.2 million. The costs of the Offices segment, measured as a percentage of the revenues of this segment, decreased from 7.5% during the year 2016 to 6.7% during the year 2017.

Sales and developments. Costs for this segment often vary significantly from year to year due to the non-recurrence of the different sales operations carried out by the Company over time. The associated costs of our Sales and development segment registered an increase of 115.0%, from Ps.20 million during the year 2016 to Ps.43 million during the year 2017. The costs of the Sales and development segment, measured as a percentage of the revenues of this segment decreased from 250.0% during 2016 to 43.4% during fiscal year 2017.

Hotels. The costs of the Hotels segment increased by 34.6%, from Ps.361 million in 2016 to Ps.486 million in 2017, mainly as a result of: (i) an increase of Ps.68 million in costs of salaries, social security and other personnel expenses; (ii) an increase of Ps.26 million in maintenance and repairs; (iii) higher charges of Ps.30 million in food, beverages and other hotel expenses, respectively. The costs of the Hotels segment, measured as a percentage of the revenues of this segment, decreased from 67.6% during the year 2016 to 67.0% during the year 2017.

International. The costs of the International segment did not vary significantly with respect to 2016.

Corporate. The costs of the Corporate segment did not vary significantly with respect to 2016.

Others. The Other segment costs did not vary significantly with respect to 2016.

Operations Center in Israel

Real Estate. Real Estate segment costs increased from Ps.467 million during fiscal year 2016 to Ps.2,333 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the NIS against the Argentine peso, and (iii) the occupation of income generating projects in Israel, and the largest occupancy of residential apartments. In addition, costs, as a percentage of the revenue derived from this segment, represented 47.4% in 2017, while it was 30.4% in 2016.

Supermarkets. The costs of the Supermarket segment increased from Ps 14,076 million during the fiscal year 2016 to Ps 35,432 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures and (ii) a revaluation of 24% of the NIS against the Argentine peso. In addition, costs, as a percentage of revenues derived from this segment, represented 74.9%, in 2017, while it was 75.6% in 2016.

Telecommunications. Costs of the Telecommunications segment increased from Ps.4,525 million during the fiscal year 2016 to Ps.11,183 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures and (ii) a revaluation of 24% of the NIS against the Argentine peso. In addition, costs, as a percentage of revenues derived from this segment, represented 70.1%, in 2017, while it was 68.0% in 2016.

Others. Other segment costs decreased from Ps.184 million during fiscal year 2016 to Ps.162 million during fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the NIS against the Argentine peso, and (iii) the sale of some DIC’s assets. In addition, the costs, as a percentage of the revenue derived from this segment, represented 61.6%, in 2017, while it was 67.2% in 2016.

Gross profit

Gross profit, pursuant to the income statement, increased by Ps.5,091 million, up from Ps.5,880 million during fiscal year 2016 (of which Ps.7,825 million are derived from the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.4,544 million and Ps.2,599 million from the Operations Center in Argentina) to Ps.10,971 million during fiscal year 2017 (of which Ps.19,312 million are derived from the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.11,680 million and Ps.3,339 million from the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, gross profit rose by 28.5%. Gross profit, as a percentage of revenues from sales, leases and services, decreased from 45.5% during fiscal year 2016 to 40.6% during fiscal year 2017. Without considering the effect of the Operations Center in Israel, gross profit, as a percentage of revenues from sales, leases and services, pursuant to the income statement, experienced a slight decline from 58.5% during fiscal year 2016 to 58.1% during fiscal year 2017. The Gross Profit, leases and services in the Operations Center in Israel are not comparable year to year due two main factors: (i) the results of operations for the fiscal year ended Junes 30, 2016 include only six months of operations from the Operations Center in Israel, from October 11, 2015 (the date control was acquired) through March 31, 2016 (adjusted by such material transactions occurred between April 1, 2016 and June 30, 2016) While the results of operations for the fiscal year ended June 30, 2017 include twelve months of operations from the Operations Center in Israel, from April1, 2016 through March 31, 2017 (adjusted by such material transactions occurred between April 1, 2017 and June 30, 2017) and (ii) fluctuations between the Israeli Shekel, the functional currency of the Operations Center Israel and the Argentine Peso, the Group´s reporting currency, i.e. the Israeli Shekel appreciated approximately 24% from 2016 to 2017.

In turn, total gross profit from expenses and collective promotion fund increased by Ps.14 million, from Ps.13 million during fiscal year 2016 (of which Ps.12 million are derived from the Shopping Malls segment and Ps.1 million from the Offices segment) to Ps.27 million during fiscal year 2017 (of which Ps.25 million are derived from the Shopping Malls segment and Ps.2 million from the Offices segment) for the Operations Center in Argentina.

Furthermore, gross profit from our joint ventures increased by 35.3% from Ps.17 million in fiscal year 2016 to Ps.23 million in fiscal year 2017.

Therefore, according to business segment reporting (taking into consideration the gross profit from our joint ventures and without considering the gross profit from expenses and collective promotion fund or inter-segment gross profits), gross profit rose by Ps.12,255 million from Ps.10,456 million during fiscal year 2016 (of which Ps.7,825 million are derived from the Operations Center in Israel and Ps.2,631 million from the Operations Center in Argentina) to Ps.22,711 million during fiscal year 2017 (of which Ps.19,312 million are attributable to the Operations Center in Israel and Ps.3,399 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, gross profit rose by 29.2%. Furthermore, gross profit as a percentage of revenues, pursuant to business segment reporting, decreased from 34.4% during fiscal year 2016 to 31.2% during fiscal year 2017. Without considering the effect of the Operations Center in Israel, gross profit as a percentage of total revenues experienced a slight decline from 80.0% during fiscal year 2016 to 78.8% during fiscal year 2017.

Operations Center in Argentina

Shopping Malls. The gross profit of the Shopping Malls segment increased by 24.9%, from Ps.2,159 million for the year 2016 to Ps.2,697 million during the fiscal year 2017, mainly as a result of the increase in the total sales of our tenants, giving as a result, higher percentage rents under our lease agreements. The gross profit of the Shopping Malls segment as a percentage of the segment's revenues decreased slightly from 89.6% during 2016, to 88.5% during fiscal year 2017.

Offices. The gross profit of the Offices segment increased by 31.9% from Ps.307 million for the year 2016 to Ps.405 million during the fiscal year 2017. The gross profit of the Offices segment, measured as a percentage of the revenues of this segment, increased from 92.5% during fiscal year 2016 to 93.3% during fiscal year 2017.

Sales and developments. The gross result of the Sales and developments segment increased by Ps.68 million, going from a Ps.12 million losses for the year 2016 to a profit of Ps.56 million during fiscal year 2017, mainly as a consequence of the higher registered sales during fiscal year 2017 and the decrease in maintenance and conservation costs of these properties.

Hotels. The gross profit of the Hotels segment increased by 38.2% from Ps.173 million for the year 2016 to Ps.239 million during the year 2017. The gross profit of the Hotels segment, measured as a percentage of the revenues of this segment, increased slightly from 32.4% during 2016 to 33.0% during fiscal year 2017.

International. The gross profit of the International segment did not present variations between the years presented.

Corporate. The gross profit of the Corporate segment did not present variations between the years presented.

Others. The gross profit of the Other segment did not show variations between the years presented.

Operations Center in Israel

Real Estate. The gross profit of the Real Estate segment increased from Ps.1,071 million during the fiscal year 2016 to Ps.2,585 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures and (ii) a revaluation of 24% of the NIS against the Argentine peso. In 2017, gross profit as a percentage of revenues derived from this segment represented 52.6%.

Supermarkets. The gross profit of the Supermarkets segment increased from Ps.4,534 million during fiscal year 2016 to Ps.11,845 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures and (ii) a revaluation of 24% of the NIS against the Argentine peso. In 2017, gross profit as a percentage of revenues derived from this segment represented 25.1%.

Telecommunications. The gross profit of the Telecommunications segment increased from Ps.2,130 million during fiscal year 2016 to Ps.4,781 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures and (ii) a revaluation of 24% of the NIS against the Argentine peso. In 2017, gross profit as a percentage of revenues derived from this segment represented 29.9%.

Net gain from fair value adjustment of investment properties

Net gain from fair value adjustment of investment properties, pursuant to the income statement, decreased by Ps.13,196 million, from Ps.17,536 million during fiscal year 2016 (of which a Ps.271 million loss derives from the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.23 million and a Ps.17,830 million income from the Operations Center in Argentina) to Ps.4,340 million during fiscal year 2017 (of which Ps.374 million derive from the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.113 million and Ps.4,079 million from the Operations Center in Argentina).

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

Operations Center in Argentina

The net gain of changes in the fair value of our investment properties for the fiscal year ended June 30, 2017 was Ps.4,271 million (Ps.2,068 million from our Shopping Malls segment, Ps.1,359 million from the Offices segment and Ps.849 million from the Sales and Developments segment and Ps 5 million from the Other segment). The significant increase in the peso values of our properties was mainly due to: (i) a slight decrease of 16 basis points in the discount rate used when applying the discounted cash flow valuation methodology that increases the value of the investment properties; which was mainly due to macroeconomic improvements that led to a decrease in the cost of capital; and (ii) from June 2016 to June 2017, the Argentine peso depreciated close to 11% against the US dollar (from Ps.14.99 per US$.1.00 to Ps.16.63 per US$.1.00) and the value of our investment properties are referenced in dollars since most of the real estate transactions in Argentina are made in that currency.

The significant increase in the value of our investment properties as measured in Pesos was primarily due to:

(i)
a 16 basis points decrease in the discount rate applied in calculating the present value of the projected cash flows used to estimate the fair value of our shopping mall properties that resulted in an increase in value of Ps.725.6 million, mainly as a result of a decrease in cost of debt for the Company from 7.50% to 5.15% explained by lower yields for the Company’s bonds traded in the capital markets. In addition, a further improvement in the prevailing conditions for capital raising by Argentine entities, generated a 18 basis points decrease in the Country Risk Premium from 4.85% to 4.67%. On the other hand, the Risk Free Rate reached 2.35%, returning to 2015 levels and more than off-setting improvements in the Country Risk Premium;

(ii)
a net positive impact of Ps.1,805.1 million generated by an increase of Ps.4,537.3 million in the projected cash flows used to estimate fair value of our shopping malls as a result of expected local inflation, a decrease of Ps.5,524.5 million due to the conversion into U.S. dollars of the projected cash flows considering estimated forward US$/ARS exchange rates and a positive effect of Ps.2,792.3 million due to the conversion of the value in dollars of our shopping malls into pesos at a higher exchange rate at year-end; and

(iii)
our segments Offices and Sales and Developments, increased 2,208.0 million in the value of our properties as measured in pesos, largely as a result of the Peso Depreciated in fiscal year 2017 by approximately 10.6% against the U.S. dollar (from Ps. 15.04 to Ps. 16.63 to US$1.00) and higher value of our properties measured in U.S. dollars.

Operations Center in Israel

Real Estate. During fiscal year 2017, the net result from changes in the fair value of investment properties in the Real Estate segment was Ps.261 million, which, measured as a percentage of this segment's revenues, represented 5.3%. In 2016, the result of this segment was a loss of Ps.294 million. This variation is mainly due to the devaluation of the Las Vegas project (Tivoli) and a small revaluation of the HSBC building, offset by an increase in the fair value of the rest of the investment properties.

Supermarkets. During fiscal year 2017, the net result of changes in the fair value of investment properties in the Supermarkets segment was a gain of Ps.113 million. In 2016, the result of this segment was a gain of Ps.23 million.

General and administrative expenses

Total general and administrative expenses, pursuant to the income statement, increased by Ps.1,580 million, up from Ps.1,639 million during fiscal year 2016 (of which Ps.1,360 million are attributable to the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.200 million and Ps.479 million to the Operations Center in Argentina) to Ps.3,219 million during fiscal year 2017 (of which Ps.3,173 million are attributable to the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.624 million and Ps.670 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, general and administrative expenses rose by 39.9%. Total general and administrative expenses, as a percentage of revenues from sales, leases and services, decreased slightly from 12.7% during fiscal year 2016 to 11.9% during fiscal year 2017. Without considering the effect of the Operations Center in Israel, total general and administrative expenses, as a percentage of total revenues from sales, leases and services, pursuant to the income statement, increased from 10.8% during fiscal year 2016 to 11.7% during fiscal year 2017.

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

In turn, general and administrative expenses from our joint ventures increased by Ps.4 million, from Ps.1 million in fiscal year 2016 to Ps.5 million during fiscal year 2017.

Finally, general and administrative expenses from inter-segment transactions did not exhibit significant changes for the reported periods.

Therefore, according to business segment reporting (taking into consideration administrative expenses from our joint ventures and without considering those related to expenses and collective promotion fund or expenses related to inter-segment operations), general and administrative expenses rose by Ps.2,009 million from Ps.1,847 million during fiscal year 2016 (of which Ps.1,360 million derive from the Operations Center in Israel and Ps.487 million from the Operations Center in Argentina) to Ps.3,856 million during fiscal year 2017 (of which Ps.3,173 million are attributable to the Operations Center in Israel and Ps.683 million to the Operations Center in Argentina).

Without considering the general and administrative expenses from the Operations Center in Israel, expenses rose by 40.2%. General and administrative expenses as a percentage of revenues, pursuant to business segment reporting, declined from 6.1% during fiscal year 2016 to 5.3% during fiscal year 2017. Without considering the effect of the Operations Center in Israel, total general and administrative expenses, as a percentage of total revenues, experienced a slight decrease from 14.8% during fiscal year 2016 to 15.8% during fiscal year 2017.

Operations Center in Argentina

Shopping Malls. The general and administrative expenses of Shopping Malls increased by 45.8%, from Ps.179 million in 2016 to Ps.261 million during fiscal year 2017, mainly as a consequence of: (i) an increase of Ps.33 million in salaries, social security and other personnel expenses; (ii) an increase of Ps.25 million in fees and compensation for services; (iii) an increase in fees to directors of Ps.14 million; and (iv) an increase of Ps.7 million in maintenance expenses, repairs and services, mobility and travel expenses, among other items. The general and administrative expenses of Shopping Malls as a percentage of this segment's revenues increased from 7.4% during 2016 to 8.6% during fiscal year 2017.

Offices. The general and administrative expenses of our Offices segment decreased by 17.6%, from Ps.85 million during fiscal year 2016 to Ps.70 million during fiscal year 2017, mainly as a result of: (i) a decrease of Ps.1 million in salaries, social security and other personnel expenses and (ii) a decrease in fees and compensation for services of Ps.15 million, among other items offset by an increase in fees to Directors of Ps.2 million. General and administrative expenses, measured as a percentage of revenues in the same segment, decreased from 25.6% during the year 2016 to 16.1% during fiscal year 2017.

Sales and developments. General and administrative expenses associated with our Sales and Developments segment increased by Ps.16 million, from Ps.24 million during fiscal year 2016 to Ps.40 million during fiscal year 2017, mainly as a result of: (i) an increase in salaries, social security and other personnel expenses of Ps.11 million; (ii) an increase in fees to directors of Ps.2 million and; (iii) an increase of Ps.2 million in maintenance, repairs and services expenses, and (iv) an increase of Ps.6 million decrease in fees and compensation for services. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 300.00% during the year 2016 to 40.4% during the year 2017.

Hotels. General and administrative expenses associated with our Hotels segment increased by 31.1% from Ps.103 million during the year 2016 to Ps.135 million during fiscal year 2017, mainly as a result of: (i) an increase of Ps.17 million in salaries, social security and other personnel expenses; (ii) an increase of Ps.6 million in maintenance, repairs and services expenses; (iii) an increase of Ps.5 million in taxes, fees and contributions and; (iv) an increase of Ps.5 million in the costs of fees and compensation for services, among other items. General and administrative expenses associated with the Hotels segment measured as a percentage of this segment's revenues decreased from 19.3% in 2016 to 18.6% in fiscal year 2017.

International. General and administrative expenses associated with our International segment increased by 79.2%, from Ps.24 million during the year 2016 to Ps.43 million during fiscal year 2017, mainly by fees for services incurred in connection with the investment in IDBD and Other expenses.

Corporate. General and administrative expenses associated with our Corporate segment increased 83.3%, from Ps.72 million during the year 2016 to Ps.132 million during fiscal year 2017, mainly due to (i) an increase of Ps.19 million in salaries, social security and other personnel expenses; (ii) an increase of Ps.14 million in fees and compensation for services; (iii) an increase of Ps.11 million in travel expenses, mobility and office supplies and; (iv) an increase of Ps.8 million in fees to directors, among other items.

Others. General and administrative expenses associated with our Others segment increased 100% from Ps.0 million in 2016 to Ps.2 million in 2017, mainly due to (i) an increase of Ps.4 million in salaries, social charges and other expenses of the staff compensated with a decrease in rents and expenses.

Operations Center in Israel

Real Estate. General and administrative expenses for the Real Estate segment increased from Ps.100 million during fiscal year 2016 to Ps.290 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the NIS against the Argentine peso, and (iii) a greater occupation of the investment property and an increase in the number of employees.

Supermarkets. The general and administrative expenses of the Supermarkets segment increased from Ps.203 million during the fiscal year 2016 to Ps.627 million during the fiscal year 2017. This variation was due to

(i) the comparability of the figures, (ii) a revaluation of 24% of the NIS against the Argentine peso; and (iii) an increase in the minimum salary accompanied by an increase in the number of employees.

Telecommunications. The general and administrative expenses of the Telecommunications segment increased from Ps.708 million during the fiscal year 2016 to Ps.1,592 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the NIS against the Argentine peso, and (iii) an increase in the efficiency of Cellcom that allowed to reduce expenses and the decrease in depreciation and amortization expenses.

Corporate. The general and administrative expenses of the Corporate segment increased from Ps.321 million during the fiscal year 2016 to Ps.384 million during fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the NIS against the Argentine peso, and (iii) a considerable decrease in legal fees during 2017.

Others. General and administrative expenses for the Others segment increased from Ps.28 million during the fiscal year 2016 to Ps.280 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the NIS against the Argentine peso, and (iii) an increase in payroll.

Selling expenses

Total consolidated selling expenses, pursuant to the income statement, increased by Ps.2,165 million, up from Ps.1,842 million during fiscal year 2016 to Ps.4,007 million during fiscal year 2017 (of which Ps.13,093 million are attributable to the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.9,434 and Ps.348 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, selling expenses rose by 32.8%. Selling expenses, as a percentage of revenues from sales, leases and services, increased from 14.3% during fiscal year 2016 to 14.8% during fiscal year 2017. Without considering the effect of the Operations Center in Israel, total selling expenses, as a percentage of revenues from sales, leases and services, experienced a slight increase from 5.9% during fiscal year 2016 to 6.1% during fiscal year 2017.

In turn, selling expenses associated to our joint ventures increased by Ps.3 million from Ps.2 million in fiscal year 2016 to Ps.5 million in fiscal year 2017 for the Operations Center in Argentina.

Therefore, according to business segment reporting (taking into consideration the selling expenses from our joint ventures and without considering those related to expenses and collective promotion fund or inter-segment expenses), selling expenses rose by Ps.7,742 million from Ps.5,706 million during fiscal year 2016 to Ps.13,448 million during fiscal year 2017 (of which Ps.13,093 million are attributable to the Operations Center in Israel and Ps.355 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, selling expenses rose by 34.5%. Selling expenses, as a percentage of revenues, pursuant to business segment reporting, decreased from 18.8% during fiscal year 2016 to 18.5% during fiscal year 2017. Without considering the effect of the Operations Center in Israel, total selling expenses as a percentage of total revenues pursuant to business segment reporting, experienced a slight increase from 8.0% during fiscal year 2016 to 8.2% during fiscal year 2017.

Operations Center in Argentina

Shopping Malls. Selling expenses in the Shopping Malls segment rose by 29.7%, up from Ps.145 million during fiscal year 2016 to Ps.188 million during fiscal year 2017, primarily as a result of (i) higher taxes, rates and contributions of Ps.19 million, due to higher charges in gross income taxes; (ii) higher loan loss charges of Ps.13 million; (iii) an increase in advertising and other selling expenses of Ps.6 million; and (iv) an increase of Ps.5 million in salaries, social securities and other personnel expenses. Selling expenses, as a percentage of the Shopping Malls segment’s revenues, rose from 6.0% during fiscal year 2016 to 6.2% during fiscal year 2017.

Offices. Selling expenses associated to our Offices segment increased by 91.7%, from Ps.24 million during fiscal year 2016 to Ps.46 million during fiscal year 2017. Such variation was mainly due to higher loan loss charges of Ps.22 million, among other factors. The selling expenses associated to our Offices segment, as a percentage of this segment’s revenues, rose from 7.2% during fiscal year 2016 to 10.6% during fiscal year 2017.

Sales and Developments. Selling expenses for the Sales and Developments segment decreased by Ps.2 million, from Ps.23 million during fiscal year 2016 to Ps.21 million during fiscal year 2017, mainly as a result of (i) a decrease in taxes, rates and contributions of Ps.9 million; offset by (ii) an increase of Ps.3 million in salaries, social securities and other personnel expenses; (iii) an increase in advertising and other selling expenses of Ps.2 million; and (iv) higher loan loss charges of Ps.2 million.

Hotels. Selling expenses associated to our Hotels segment rose by 40.6%, from Ps.69 million during fiscal year 2016 to Ps.97 million during fiscal year 2017, mainly due to (i) an increase in taxes, rates and contributions of Ps.35 million; and (ii) an increase of Ps.9 million in salaries, social security and other personnel expenses; among other factor, and (iii) an increase of Ps.1 million in advertising and other selling expenses. Selling expenses associated to our Hotels segment as a percentage of this segment’s revenues experienced a slight increase from 12.9% during fiscal year 2016 to 13.4% during fiscal year 2017.

International. Selling expenses associated to our International segment did not experience significant changes during the reported periods.

Corporate. Selling expenses associated to our Corporate segment did not experience significant changes during the reported periods.

Others. Selling expenses associated to our Others segment did not experience significant changes during the reported periods.

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

Other operating results, net

Other operating results, net, pursuant to the income statement, declined by Ps.174 million, from a net loss of Ps.32 million during fiscal year 2016 to a net loss of Ps.206 million during fiscal year 2017 (Ps.74 million from the Operations Center in Argentina and Ps.196 million from the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.64 million). Such decline is mostly attributable to a decrease in the exchange difference as a result of consolidating IDBD for Ps.107 million.

Other operating results, net from our joint ventures increased by Ps.4 million, from Ps.2 million during fiscal year 2016 (of which a Ps.4 million gain is allocated to the Sales and Developments segment and a loss of Ps.2 million is allocated to the Shopping Malls segment within the Operations Center in Argentina) to Ps.6 million during fiscal year 2017 (of which a Ps.5 million gain is allocated to the Sales and Developments segment and a loss of Ps.1 million is allocated to the Offices segment within the Operations Center in Argentina).

Finally, other operating results from inter-segment operations decrease by Ps.5 million, from Ps.5 million during fiscal year 2016 (of which Ps.4 million are allocated to the Sales and Developments segment and Ps.1 million allocated to the Offices segment within the Operations Center in Argentina) to Ps.0 million during fiscal year 2017.

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

Operations Center in Argentina

Shopping Malls. The operating results, net, of the Shopping Malls segment decreased by 7.9%, going from a loss of Ps.63 million during the year 2016 to a loss of Ps.58 million during fiscal year 2017, mainly as a result of (i) a higher expense for lawsuits and contingencies of Ps.11 million; (ii) a higher expense for donations of Ps.8 million; partially offset by: (iii) a lower loss in other as a result of the fair value adjustment during FY 2016 and; (iv) a lower expense for project evaluations of Ps.5 million. The operating results, net of this segment, as a percentage of this segment's revenues, decreased from 2.6% during 2016 to 1.9% during fiscal year 2017.

Offices. The operating results, net associated with our Offices segment decreased Ps.6 million, from a loss of Ps.6 million during the year 2016 to a loss of Ps.12 million during fiscal year 2017, mainly as a result of the result from the sale and disposal of property, plant and equipment, among other concepts.

Sales and developments. The operating results, net associated with our Sales and Developments segment decreased by Ps.2 million, going from a loss of Ps.34 million during the year 2016 to a loss of Ps.36 million during fiscal year 2017, mainly as a result of the by sale and disposal of property, plant and equipment.

Hotels. The operating results, net associated with the Hotels segment increased by Ps.1 million, mainly due to a higher expense for lawsuits and contingencies.

International. The operating results, net of this segment decreased by 70.7%, going from a net profit of Ps.92 million during the year 2016 to a net profit of Ps.27 million during fiscal year 2017, mainly due to the decrease in profit generated by the partial reversal of the cumulative translation adjustment. As of June 30, 2016, it corresponds mainly to the reversal of the translation adjustment before the business combination of IDBD.

Corporate. The operating results, net of the Corporate segment did not present variations for the years presented.

Others. The operating results, net associated with our Others segment increased by Ps.11 million, going from a net gain of Ps.1 million during 2016 to Ps.12 million during fiscal year 2017, due to other expenses from Entertainment Holding S.A.

Operations Center in Israel

Real Estate. During fiscal year 2017, the operating results, net of the Real Estate segment totaled a gain of Ps.46 million, compared to a loss of Ps.19 million in 2016 due to an impairment of some properties, plant and equipment.

Supermarkets. During fiscal year 2017, the operating results, net of the Supermarkets segment represented a loss of Ps.52 million compared to a loss of Ps.13 million in 2016. This variation was due to (i) the comparability of the figures, (ii) a revaluation of 24% of the NIS against the Argentine peso, and (iii) an increase in the impairment of the supermarket stores.

Telecommunications. During fiscal year 2017, the operating results, net of the Telecommunications segment, represented a loss of Ps.36 million, not resulting in 2016. This variation was due to the comparability of the figures.

Corporate. During fiscal year 2017, the operating results, net of the Corporate segment, represented a loss of Ps.48 million. This variation was due to the increase in donations.

Others. During fiscal year 2017, the operating results, net of the Others segment, represented a loss of Ps.106 million. This variation was due to (i) the comparability of the figures and (ii) an increase in research and development expenses as well as donations.

Profit from operations

Profit from operations, pursuant to the income statement, decreased by 60.4%, from Ps.19,903 million during fiscal year 2016 to Ps.7,879 million during fiscal year 2017 (of which Ps.3,224 million are attributable to the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.1,671 million and Ps.6,326 million to the Operations Center in Argentina). Without considering the effect of the Operations Center in Israel, Profit from operations decreased by 67.8%. Profit from operations, as a percentage of revenues from sales, leases and services, declined from 154.1% during fiscal year 2016 to 29.2% during fiscal year 2017. Without considering the effect of the Operations Center in Israel, profit from operations, as a percentage of total revenues, decreased from 442.4% during fiscal year 2016 to 110.0% during fiscal year 2017.

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

For the Operations Center in Argentina, profit from operations from our joint ventures decreased by Ps.46.6%, from Ps.395 million during fiscal year 2016 (of which a profit of Ps.98 million is allocated to the Shopping Malls segment; a profit of Ps.248 million is allocated to the Offices segment, and a profit of Ps.49 million is allocated to the Sales and Developments segment within the Operations Center in Argentina) to Ps.211 million during fiscal year 2017 (of which a profit of Ps.29 million is allocated to the Shopping Malls segment; a profit of Ps.185 million is allocated to the Offices segment, and a loss of Ps.3 million is allocated to the Sales and Developments segment within the Operations Center in Argentina), mainly as a result of a decrease in net gain from fair value adjustment of investment properties.

In turn, profit from operations associated to expenses and collective promotion fund increased by 107.7%, from a profit of Ps.13 million in fiscal year 2016 to a profit of Ps.27 million during fiscal year 2017.

Finally, profit from operations from inter-segment operations did not experience significant changes during the reported period.

Therefore, according to business segment reporting (taking into consideration the profit from operations from our joint ventures and without considering profit from operations related to expenses and collective promotion fund or inter-segment operations), profit from operations decreased by 52.9% from Ps.20,797 million during fiscal year 2016 to Ps.9,788 million during fiscal year 2017 (of which Ps.3,224 million are attributable to the Operations Center in Israel and Ps.6,564 million to the Operations Center in Argentina).Without considering the profit from operations from the Operations Center in Israel, profit from operations decreased by 67.3%. Profit from operations as a percentage of revenues, pursuant to business segment reporting, decreased from 68.5% during fiscal year 2016 to 13.5% during fiscal year 2017. Without considering the effect of the Operations Center in Israel, total profit from operations as a percentage of total revenues, pursuant to business segment reporting, declined from 610.4% during fiscal year 2016 to 152.3% during fiscal year 2017.

Operations Center in Argentina

Shopping Malls. Profit from operations in our Shopping Malls segment decreased by 76.2%, from Ps.17,904 million in income during fiscal year 2016 to Ps.4,258 million in income during fiscal year 2017. This change is mainly due to a Ps.14,064 million decrease in net gain from fair value adjustment of investment properties. Profit from operations associated to our Shopping Malls segment, as a percentage of this segment’s revenues, decreased from 743.2% during fiscal year 2016 to 139.7% during fiscal year 2017.

Offices. Profit from operations in our Offices segment rose by 12.1%, from Ps.1,460 million in income during fiscal year 2016 to Ps.1,636 million in income during fiscal year 2017. The main changes are attributable to higher income from partial disposals of investment properties during fiscal year 2017 and net loss from fair value adjustment of investment properties (Ps.50 million), partially offset by an increase in selling expenses of Ps.26 million.

Sales and Developments. Profit from operations in our Sales and Developments segment rose by 18.8%, up from income of Ps.680 million during fiscal year 2016 to income for Ps.808 million during fiscal year 2017. Such increase was mainly due to higher income from sales of the floors in the Beruti building and parking spaces in Rosario (Ps.91 million) and the net loss from fair value adjustment of investment properties (Ps.76 million).

Hotels. Profit from operations in the Hotels segment grew by Ps.7 million, up from a loss of Ps.1 million during fiscal year 2016 to Ps.6 million in income during fiscal year 2017. The rise in the average rate per room in our hotel portfolio (in Pesos), generated an increase in revenues, along with higher costs (Ps.125 million), general and administrative expenses (Ps.32 million) and selling expenses (Ps.25 million), among others.

International. Profit from operations in our International segment decreased by Ps.84 million from Ps.68 million in income during fiscal year 2016 to a Ps.16 million loss during fiscal year 2017. The main changes resulted from a decrease in Other income and expenses of Ps.117 million.

Corporate. Profit from operations in our Corporate segment increased 83.3%, going from a loss of Ps.72 million during the year 2016 to a loss of Ps.132 million during fiscal year 2017. Its main variations were due to the increase in General and administrative expenses.

Others. Profit from operations for our Others segment exhibited a decrees of Ps.34 million, from a Ps.38 million profit during fiscal year 2016 to a Ps.4 million profit during fiscal year 2017, mainly as a result of a Ps.41 million net loss from fair value adjustment of investment properties.

Operations Center in Israel

Real Estate. Profit from operations from the Real Estate segment increased from Ps.629 million during fiscal year 2016 to Ps.2,511 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) to the occupancy of revenue-generating projects in Israel. Also the recording of revenues from the sale of apartments and real estate is affected by the timing of the occupation of apartments, which was higher in 2017 a reduction of costs and a profit related to the changes in fair value of investment properties.

Supermarkets. Profit from operations from the Supermarkets segment rose from Ps.434 million during fiscal year 2016 to Ps.1,762 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the increase in franchisees, the increase in the share of the private brand, the improvement in trade terms, the components of the basket, the mix of sales, and the increased efficiency due to the implementation of the business plan.

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

Corporate. The profit from operations of the Corporate segment went from a loss of Ps.321 million during the fiscal year 2016 to a loss of Ps.432 million during the fiscal year 2017. This variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the decrease in legal fees.

Others. Profit from operations from the Others segment went from a gain of Ps.49 million during fiscal year 2016 to a loss of Ps.364 million during fiscal year 2017. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) the lack of income derived by the sale of some revenue generating assets.

Our share of profit / (loss) of associates and joint ventures

Our share of profit / (loss) of associates and joint ventures, pursuant to the income statement, decreased by 78.5%, from a gain of Ps.508 million during fiscal year 2016 to a gain of Ps.109 million during fiscal year 2017 (of which a gain of Ps.80 million is attributable to the Operations Center in Argentina and a gain of Ps.105 million to the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.76). Without considering the effect of the Operations Center in Israel, our share of loss of associates and joint ventures decreased by 79.2%, mainly as a result of higher losses derived from our International segment and a decrease in income from our Others segment.

Furthermore, our net share of profit / (loss) of joint ventures mainly from NPSF (Shopping Malls segment), Quality Invest S.A. (Offices segment), and Cyrsa S.A., Puerto Retiro S.A. and Baicom Networks S.A. (Sales and Developments segment) experienced a change of 32.6%, from a gain of Ps.258 million during fiscal year 2016 to a loss of Ps.174 million during fiscal year 2017, mostly due to the results of Quality S.A. and NPSF joint ventures.

Operations Center in Argentina

Shopping Malls. According to business segment reporting, the share of profit of the joint venture NPSF is presented on a line by line consolidated basis in this segment.

Offices. According to business segment reporting, the share of profit of the joint venture Quality Invest S.A. is presented on a line by line consolidated basis in this segment.

Sales and developments. The share of profit of joint ventures Cyrsa, Puerto Retiro S.A. and Baicom Networks S.A. is presented on a line by line consolidated basis. The share of profit / (loss) of our associate Manibil S.A., presented in this line, rose by Ps.9 million, from Ps.5 million during fiscal year 2016 to Ps.14 million during fiscal year 2017.

Hotels. Share of profit / (loss) of joint ventures associated to our Hotel segment did not experience significant changes during the reported periods.

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

Others. The share of profit of our associates in the Others segment decreased by 64.9%, from Ps.251 million during fiscal year 2016 to Ps.88 million during fiscal year 2017, mainly due to: (i) lower gains from our investments in BHSA and BACS for Ps.174 million and Ps.13 million, respectively, partially offset by: (ii) lower losses from our investment in Tarshop for Ps.24 million.

Operations Center in Israel

Real Estate. During fiscal year 2017, the share of profit of associates and joint ventures associated to the Real Estate segment totaled Ps.46 million comparing to Ps.226 million during fiscal year 2016. Such variation was due to (i) the comparability of the figures, (ii) a 24% revaluation of the NIS against the Argentine peso, and (iii) a decrease of sales in PBEL.

Supermarkets. During fiscal year 2017, the share of profit of associates and joint ventures associated to the Supermarkets segment totaled Ps.75 million, comparing to a cero result from 2016. This is due to an improvement in the associates of Shufersal which were considered impaired in 2016.

Others. During fiscal year 2017, the share of loss of associates and joint ventures associated to the Others segment totaled Ps.16 million, showing a decrease in comparison with the loss of Ps.103 million in 2016, mainly due to the improvements of the investments of Elron.

Net financial results

The net financial loss decreased by Ps.730 million, from a loss of Ps.4,825 million during fiscal year 2016 to a loss of Ps.4,095 million during fiscal year 2017 (of which Ps.3,370 million are derived from the Operations Center in Israel compensated with the effect of the deconsolidation of Shufersal for Ps.523 million and Ps.1,248 million are derived from the Operations Center in Argentina).

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

Operations Center in Israel

The net financial loss from the Operations Center in Israel amounted to Ps.3,370 million, compensated with the effect of the deconsolidation of Shufersal for Ps.523 million, mainly attributable to interest expense, partially offset by a gain from Clal’s shares.

Income Tax

The Company applies the deferred tax method to calculate the income tax applicable to the fiscal periods under consideration, thus recognizing the temporary differences as tax assets and liabilities. The income tax expense for the year went from a Ps.6,325 million loss during fiscal year 2016 to a Ps.2,766 million loss during fiscal year 2017, of which a Ps.2,421 million loss was derived from the Operations Center in Argentina and a Ps.494 million loss was derived from the Operations Center in Israel, compensated with the effect of the deconsolidation of Shufersal for Ps.149 million.

Profit for the year

As a result of the factors described above, profit for the year, including the result of discontinued operations, went from Ps.10,078 million during fiscal year 2016 to Ps.5,220 million during fiscal year 2017, of which a profit of Ps.2,699 million is attributable to the Operations Center in Argentina and a profit of Ps.2,521 million is attributable to the Operations Center in Israel (of which a gain of Ps.1,704 million corresponds to continuing operations and a loss of Ps.817 to discontinued operations, which includes the profit of the former subsidiary Shufersal for Ps.1,075 million).

Discontinued operations

The results of Israir Open Sky, IDB Tourism and Shufersal operations, the share of profit of Adama and the finance costs associated to the non-recourse loan, until its sale, and the results from sale of the investment in Adama have been reclassified in the Statements of Income under discontinued operations.

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

● Cash generated by operations;

● Cash generated by issuance of debt securities;

● Cash from borrowing and financing arrangements; and

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

As of June 30, 2018, our Operations Center in Argentina had positive working capital of Ps.7,916 million while our Operations Center in Israel had positive working capital of Ps.41,346 million, resulting in a consolidated positive working capital of Ps.49,262 million (calculated as current assets less current liabilities as of such date)

At the same date, our Operations Center in Argentina had cash and cash equivalents of Ps.3,925 million while our Operations Center in Israel had cash and cash equivalents of Ps.33,392 million, totaling consolidated cash and cash equivalents for Ps.37,317 million.

The table below shows our cash flow for the fiscal years ended June 30, 2018, 2017 and 2016:

	Year ended June 30,
	2018	2017	2016
	(in millon of Ps.)
Net cash flow generated by operations	14,339	9,059	4,126
Net cash flow generated by investment activities	(11,573)	(2,068)	8,223
Net cash flow used in financing activities	(3,867)	1,537	(3,968)
Net increase/ (decrease) in cash and cash equivalents	(1,101)	8,528	8,381

Cash Flow Information

Operating activities

Fiscal year ended June 30, 2018

Our operating activities for the fiscal year ended June 30, 2018 generated net cash inflows of Ps.14,339 million, of which Ps.4,144 million are originated in discontinued operations and Ps.10,195 million from continuing operations, mainly due to operating income of Ps.9,959 million, a decrease in trading properties of Ps.499 million and an increase in trades and other payables charges of Ps.907 million, partially offset by increased trade and other receivables of Ps.19 million and Ps.981 million related to income tax paid.

Fiscal year ended June 30, 2017

Our operating activities for the fiscal year ended June 30, 2017 generated net cash inflows of Ps.9,059 million, of which Ps.3,280 million are originated in discontinued operations and Ps.5,779 million from continuing operations, mainly due to operating income of Ps.7,051 million, a decrease in trading properties of Ps.510 million and an increase in trades and other payables charges of Ps.147 million, partially offset by increased trade and other receivables of Ps.986 million and Ps.957 million related to income tax paid.

Fiscal year ended June 30, 2016

Our operating activities generated net cash inflows of Ps.4,126 million, of which Ps.889 million are originated in discontinued operations and Ps.3,237 million from continuing operations, mainly due to operating income of Ps.4,304 million and a decrease in trading properties of Ps.189 million, partially offset by a decrease in provisions of Ps.127 million, an increase in trade and other receivables of Ps.547 million and Ps.778 million related to income tax paid.

Investment activities

Fiscal year ended June 30, 2018

Our investing activities resulted in net cash outflows of Ps.11,573 million, Ps.3,119 milllion discontinued activities outflows and Ps.8,454 million continuing operations outflows for the fiscal year ended June 30, 2018, mainly due to (i) Ps.3,200 million and Ps.1,877 million used in the acquisition of investment properties and property, plant and equipment, respectively, (ii) Ps.629 million used in the acquisition of intangible assets, (iii) Ps.209 million used in capital contributions in associates and joint ventures, (iv) Ps.1,473 million due to an increase in investments in financial assets, (v) Ps.3,065 million used in increase of restricted assets, net, partially offset by (vi) Ps.674 million from collection from the sale of investment properties, (vii) Ps.590 million from the collection of dividends.

Fiscal year ended June 30, 2017

Our investing activities resulted in net cash outflows of Ps.2,068 million, Ps.2,749 million discontinued activities inflows offset by Ps.4,817 million continuing operations outflows for the fiscal year ended June 30, 2017, mainly due to (i) Ps.2,751 million and Ps.1,298 million used in the acquisition of investment properties and property, plant and equipment, respectively, (ii) Ps.370 million used in the acquisition of intangible assets, (iii) Ps.531 million related to an increase of interest in associates and joint ventures, partially offset by (iv) Ps.291 million from collection from the sale of investment properties, (v) Ps.251 million from collection of dividends.

Fiscal Year ended June 30, 2016

Without considering Ps.9,193 million cash added from business combination with IDBD, our investing activities for the fiscal year ended June 30, 2016 resulted in net cash outflows of Ps.970 million, corresponding Ps.27 million to discontinued activities outflows and Ps.943 million to continuing operations, of which (i) Ps.882 million and Ps.477 million were related to the acquisition of investment properties and property, plant and equipment, respectively, (ii) Ps.86 million were related to the acquisition of intangible assets, (iii) Ps.207 million were related to capital contributions in associates and joint ventures, and (iv) Ps.862 million were related to loans granted to related parties; partly offset by (v) Ps.1,325 million related to collection from the sale of investment properties, and (vi) Ps.86 million related to collection of dividends.

Financing activities

Fiscal year ended June 30, 2018

Our financing activities for the fiscal year ended June 30, 2018 resulted in net cash outflows of Ps.3,867 million, corresponding to Ps.6,125 million continuing activities outflows partially offset by Ps.2,258 million discontinued operations inflows, mainly due to (i) the payment of loans and principal on notes of Ps.17,969 million; (ii) the payment of interest on short-term and long-term debt of Ps.6,999 million; (iii) net disposal of non-controlling interest in subsidiaries of Ps.1,895 million, and (iv) Ps.2,651 million related to dividend distributions, partially offset by (v) borrowings and issuance of non-convertible notes for Ps.17,853 million, (vi) Ps.1,347 million related to capital contributions from non-controlling interest in subsidiaries, and (vii) Ps.81 million related to derivative financial instruments, net.

Fiscal year ended June 30, 2017

Our financing activities for the fiscal year ended June 30, 2017 resulted in net cash outflows of Ps.1,537 million, corresponding to Ps.4,140 million continuing activities inflows offset by Ps.2,603 million discontinued operations outflows, mainly due to (i) the payment of loans and principal on notes of Ps.17,780 million; (ii) the payment of interest on short-term and long-term debt of Ps.5,326 million; (iii) net disposal of non-controlling interest in subsidiaries of Ps.2,411 million, and (iv) Ps.2,037 million related to dividend distributions, partially offset by (v) borrowings and issuance of non-convertible notes for Ps.26,596 million; (vi) Ps.857 million related to issuance of capital of non-controlling interest, and (vii) Ps.20 million related to derivative financial instruments, net.

Fiscal year ended June 30, 2016

Our financing activities for the fiscal year ended June 30, 2016 resulted in net cash outflows of Ps.3,968 million, corresponding to Ps.3,109 million discontinued activities outflows and Ps.859 million continuing operations outflows, mainly due to (i) the payment of loans and principal on notes of Ps.145,401 million; (ii) the payment of interest on short-term and long-term debt of Ps.2,934 million; and (iii) the acquisition of non-controlling interest in subsidiaries of Ps.802 million, partially offset by (iv) borrowings and issuance of non-convertible notes for Ps.146,396 million; and (v) Ps.1,331 million related to derivative financial instruments, net.

Capital Expenditures

Fiscal year ended June 30, 2018

During the fiscal year ended June 30, 2018, we invested Ps.7,597 million (including Ps.2,127 million from Shufersal, whose assets were deconsolidated due to the loss of control and Ps.324 million from business combination), as follows: (a) acquisitions and improvements of property, plant and equipment of Ps.4,201 million, primarily i) Ps.1,084 million in buildings and facilities, mainly in supermarkets in Israel through Shufersal, ii) Ps.971 million in communication networks, iii) Ps.1,915 million in machinery and equipment and others (which include Ps.1,031 million invested through Shufersal), iv) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (Ps.4 million, Ps.6 million and Ps.4 million, respectively), and v) Ps.217 million related with business combinations (mainly from the acquisition of New Pharm); (b) improvements in our rental properties of Ps.722 million, primarily in our Operations Center in Israel; (c) the development of properties for Ps.2,240 million, mainly in our Operations Center in Israel; (d) Ps.327 million related to the acquisition of land reserves, and (e) Ps.107 million related to business combination.

Fiscal year ended June 30, 2017

During the fiscal year ended June 30, 2017, we invested Ps.5,482 million (including Ps.1,434 million from Shufersal, whose assets were deconsolidated due to the loss of control), mainly as follows: (a) Ps.469 million related with the acquisition of the Phillips building adjacent to the Dot shopping mall; (b) improvements in our hotels Sheraton Libertador, Llao Llao and Intercontinental (Ps.5 million, Ps.8 million and Ps.4 million, respectively); (c) Ps.1,298 million in machinery and equipment and others (which include Ps.688 million invested through Shufersal); (d) Ps.1,390 million related with the development of properties; (e) Ps.100 million destinated to the improvement of our shopping malls; (f) Ps.57 million related to the acquisition of land reserves; (g) Ps.635 million destinated to improvements in our offices and other rental properties; (h) Ps.721 million related to investment in buildings and facilities, mainly within the Operations Center in Israel (which include Ps.644 million invested through Shufersal); and (i) Ps.711 million in communication networks.

Fiscal year ended June 30, 2016

During the fiscal year ended June 30, 2016, we invested Ps.2,369 million (without considering Ps.44,690 million related to addition of assets due to the business combination with IDBD and including Ps.550 million from Shufersal, whose assets were deconsolidated due to the loss of control), corresponding Ps.585 million to discontinued operations and Ps.1,784 million to continuing operations, as follows: (a) acquisitions and improvements of property, plant and equipment of Ps.1,172 million, primarily i) Ps.379 million in buildings and facilities (which include Ps.374 million invested through Shufersal), ii) Ps.310 million in communication networks, and iii) Ps.291 million in machinery and equipment; (b) improvements in our rental properties of Ps.260 million, primarily in our shopping malls in the Operations Center in Argentina; and (c) the development of properties for Ps. 919 million, mainly in our Operations Center in Israel.

Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2018:

	Operations Center in Argentina	Operations Center in Israel	Total
	(in million of Ps.)
Less than 1 year	1,522	24,057	25,579
More than 1 and up to 2 years	6,271	19,481	25,752
More than 2 and up to 3 years	6,689	16,072	22,761
More than 3 and up to 4 years	626	18,266	18,892
More than 4 and up to 5 years	10,391	37,155	47,546
More than 5 years	304	65,783	66,087
	25,803	180,814	206,617

Operations Center in Argentina	Currency	Annual Average Interest Rate	Nominal value (in million at the inssuance currency)	Book value (in million Ps.)
IRSA Commercial Properties’ 2023 Notes	US$	8.75%	360	10,480
IRSA Commercial Properties’ 2020 Notes	US$	5.00%	140	4,036
IRSA’s 2020 Notes	US$	11.50%	71	2,155
IRSA’s 2019 Notes	Ps.	Badlar + 299ptos	384	389
IRSA’s 2019 Notes	US$	7.00%	184	5,294
Related Party	Ps.	Badlar	7	6
Bank loans	US$	5.95%	50	1,263
Bank loans	US$	Libor + 1.9%	692	1,009
Financial Leases	US$	from 3.20% to 14.40%	0	16
Bank loans	Ps.	21.20%	75	5
Related Party	Ps.	Badlar 8.5%	6	3
Related Party	Ps.	15.25%	1	6
AABE Debt	Ps.	Libor	44	85
Seller financing	US$	N/A	2	67
Others	US$	3.50%	5	305
Bank overdrafts		from 25.00% to 63%		671
Others	US$	8.5%	28	29
Operations Center in Israel
Non-convertible Notes IDBD Serie I	NIS	4.95%	1	7,040
Non-convertible Notes IDBD Serie J	NIS	6.60%	103	797
Non-convertible Notes IDBD Serie K	NIS	4.84%	86	668
Non-convertible Notes IDBD Serie M	NIS	8.08%	924	7,248
Non-convertible Notes IDBD Serie N	NIS	5.15%	993	7,826
Non-convertible Notes DIC Serie F	NIS	4.95%	1,872	14,960
Non-convertible Notes DIC Serie H	NIS	4.45%	62	584
Non-convertible Notes DIC Serie J	NIS	4.52%	2,582	21,004
Non-convertible Notes Cellcom Serie F	NIS	4.60%	429	3,599
Non-convertible Notes Cellcom Serie G	NIS	6.99%	86	712
Non-convertible Notes Cellcom Serie H	NIS	1.98%	950	7,221
Non-convertible Notes Cellcom Serie I	NIS	4.14%	804	6,338
Non-convertible Notes Cellcom Serie J	NIS	2.62%	103	813
Non-convertible Notes Cellcom Serie K	NIS	3.75%	304	2,399
Non-convertible Notes Cellcom Serie L	NIS	2.66%	401	3,143
Non-convertible Notes PBC Serie D	NIS	4.95%	1	13,262
Non-convertible Notes PBC Serie F	NIS	4.95%	742	6,377
Non-convertible Notes PBC Serie G	NIS	7.05%	528	4,772
Non-convertible Notes PBC Serie H	NIS	4.55%	102	807
Non-convertible Notes PBC Serie I	NIS	4.75%	1,390	11,311
Non-convertible Notes PBC Gav-Yam Serie A	NIS	3.19%	380	2,990
Non-convertible Notes PBC Gav-Yam Serie F	NIS	4.75%	2	20,049
Non-convertible Notes PBC Gav-Yam Serie H	NIS	2.72%	424	3,332
Non-convertible Notes PBC Ispro Serie B	NIS	5.40%	153	1,536
Bank loans and others	NIS	2.40%	166	1,302
Bank loans and others	NIS	2.35%	308	2,414
Bank loans and others	NIS	2.20%	171	1,333
Bank loans and others	NIS	2.20%	23	181
Bank loans and others	NIS	4.60%	200	1,596
Bank loans and others	NIS	4.90%	140	1,118
Bank loans and others	NIS	5.10%	200	1,598
Bank loans and others	NIS	1.97%	23	177
Bank loans and others	NIS	2.65%	83	646
Bank loans and others	NIS	3.07%	10	76
Bank loans and others	NIS	1.55%	19	157
Bank loans and others	NIS	1.73%	22	226
Bank loans and others	NIS	1.87%	77	608
Bank loans and others	NIS	1.77%	59	464
Bank loans and others	NIS	1.87%	35	282
Bank loans and others	NIS	1.86%	29	233
Bank loans and others	NIS	2.10%	59	462
Bank loans and others	NIS	1.88%	93	741
Bank loans and others	NIS	1.26%	114	902
Bank loans and others	NIS	1.57%	12	93
Bank loans and others	NIS	2.14%	50	386
Bank loans and others	NIS	4.07%	297	8,313
Bank loans and others	NIS	5.91%	100	2,800
Bank loans and others	NIS	2.35%	1	8
Bank loans and others	NIS	3.00%	1	8
Bank loans and others	NIS	2.89%	3	24
Bank loans and others	NIS	2.95%	2	16
Bank loans and others	NIS	5.57%	207	1,641
Bank loans and others	NIS	7.00%	145	1,160
Others	NIS	from 1.22% to 3.20%	347	3,061

Offer to Purchase and Consent Solicitation Statement of Series I and Series II Notes issued by IRSA, and Series I Notes issued by IRSA CP.

On March 3, 2016, IRSA and IRSA CP announced that they would launch offers to buy in cash: (i) 11.50% Class II Notes due 2020 issued by IRSA for principal amount up to US$76.5 million, (ii) any and 8.50% Class I Notes due 2017 issued by IRSA, and (iii) any and 7.875% Class I Notes notes due 2017 issued by IRSA CP.

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

Series II Notes (Issued by IRSA CP)

On March 23, 2016, IRSA CP issued Notes in an aggregate principal amount of US$360 million under its Global Notes Program. Series II Notes accrue interest semi-annually, at an annual fixed rate of 8.75% and mature on March 23, 2023. The issue price was 98.722% of nominal value.

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

The Series II Notes contain financial covenants limiting IRSA CP’s ability to declare or pay dividends in cash or in kind, unless the following conditions are met at the time of payment:

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

Series VII and VIII Notes

On September 8, 2016, IRSA issued Series VII and VIII Notes for an aggregate amount of US$210 million:

a) Series VII Notes for a principal amount of Ps.384.2 million at BADLAR plus 299 bps due on September 9, 2019.

b) Series VIII Notes for a principal amount of US$184.5 million at a fixed rate of 7% due on September 9, 2019.

The proceeds were mainly used to repay preexisting debt.

Series IV Notes (Issued by IRSA CP)

On September 12, 2017, IRSA CP issued the Series IV Notes, for US$140 million, bearing a fixed interest rate of 5.0%, which matures on September 14, 2020.

Operations Center in Israel

IDBD is subject to certain restrictions and financial covenants in relation to its financial debt, including its notes and loans from banks and financial institutions. From September 2016, following the sale of Adama and the increased value recorded by its subsidiaries in the market, IDBD and DIC returned to the capital markets to refinance its debts. In this regard, IDBD and DIC have completed successful placements of debt, please find below a description of IDBD´s and DIC last issuances of bonds in the capital markets to refinance their outstanding debts:

In July 2017, IDBD issued a bond for a total amount of NIS 642.1 million at 5.30% fixed rate with maturity in 2022. In addition, in February 2017, IDBD issued a new Bond for NIS 1.060 million at 5.40% fixed rate and maturity in 2019.

In March 2017, DIC issued a NIS 555 million Bond at 4,06% plus CPI with maturity in 2019.

These bond issuances and the recent sale during fiscal year 2018 of a 16.65% stake in Shufersal, increased the liquidity of DIC and IDBD and allows to reduce the level of leverage. For this reason, IDBD and DIC received from Standard & Poor´s Maalot (S&P Maalot) an improvement in their credits ratings, from ilCCC to ilBBB- in the case of IDBD and from ilBBB- to ilBBB+ in the case of DIC.

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

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s “World Economic Outlook,” world growth is expected to reach 3.7% in 2018 and 2019. In 2018 growth in advanced economies is expected to remain above trend at about 2.4%, before reaching 2.1 in 2019. The growth projected in the United States is at 2.9% for 2018 and 2.5% for 2019, and in the Euro area economy is projected to slow gradually from 2.4% in 2017, to 2.0 in 2018 and 1.9 in 2019. Growth in Latin America is projected to increase modestly from 1.3% in 2017 to 1.2% in 2018, and further to 2.2% in 2019.

Many emerging market and developing economies need to enhance resilience through an appropriate mix of fiscal, monetary, exchange rate, and prudential policies to reduce vulnerability to tightening global financial conditions, sharp currency movements, and capital flow reversals. Long-standing advice on the importance of reining in excess credit growth where needed, supporting healthy bank balance sheets, containing maturity and currency mismatches, and maintaining orderly market conditions has become even more relevant in the face of renewed market volatility. In general, allowing for exchange rate flexibility will be an important means for cushioning the impact of adverse external shocks, although the effects of exchange rate depreciations on private and public sector balance sheets and on domestic inflation expectations need to be closely monitored. With debt levels rising rapidly in both emerging and lowincome economies over the past decade, fiscal policy should focus on preserving and rebuilding buffers where needed, through growth-friendly measures that protect the most vulnerable. To raise potential growth and enhance its inclusiveness, structural reforms remain essential to alleviate infrastructure bottlenecks, strengthen the business environment, upgrade human capital, and ensure access to opportunities for all segments of society.

Higher energy prices have lifted headline year-over-year inflation rates in advanced and emerging market and developing economies over the past six months. Core inflation remains below central banks’ targets in most advanced economies. Core annual consumer price inflation in the United States, where unemployment hovers around multidecade lows, has exceeded 2 percent since March. Core inflation in the United Kingdom averaged slightly more than 2 percent in the first half of 2018, lower than the last year. Core inflation in emerging markets has also inched up, reflecting pass-through effects from currency depreciation in some cases and second-round effects of higher fuel prices in others.

The IMF’s Primary Commodities Price Index rose 3.3% between February 2018 and August 2018, driven by higher energy prices. Food prices fell amid rising trade tensions, while the price of metals softened because of weaker demand from China.

Argentine macroeconomic context

On August, 2018, the Central Bank of Argentina published that growth is expected to decrease from 2.9 percent in 2017 to (2.6) percent in 2018 due to the effect of the drought on agricultural production, as well as the needed fiscal and monetary adjustment to improve the sustainability of public finances and reduce high inflation.

Shopping malls sales reached a total Ps.6,886.4 million in June 2018, which represents a 31.2% increase as compared to the same period last year. Accumulated sales for the first six months of the year totaled Ps.33,733.7 million, representing a 27.9% increase as compared to the same period last year.

The INDEC reported that, as of June 2018, industrial activity in Argentina decreased by 8.1% as compared to the same month in 2017. Textile industry accumulated a 1.0% increase during the first six months of the year as compared to the same period last year. Moreover, the monthly estimation of economic activity (“EMAE”) as of July 2018, showed a reduction of 6.7% compared with the same period of the previous year.

Regarding the balance of payments, in the second quarter of 2018 the current account deficit reached US$8,292 million, with US$4,363 million allocated to the goods and services trade balance, and US$4,379 million to the net primary income, and a superávit of US$450 million to the net secondary income.

During the second quarter of 2018, the financial account showed net income of US$8,427 million, due to the net issue of liability assets of US$20,601, partially offset by net adquisition of assets of US$ 12,174 million. As a result of the Balance transactions, the stock of international reserves increased by US$741 million during the second quarter of 2018.

Total gross external debt stock at the end of June 2018 is estimated at US$261,483 million, with an increase of US$ 8,267 million, 3.3% compared to the previous quarter 61% of the debt corresponds to the Government; 8% to the Argentine Central Bank; 27% to non-financial corporations and households, 2% to deposit-taking companies and 1% to other financial companies.

In local financial markets, the Private Badlar rate in Pesos ranged from 19.69% to 32.69% in the period from July 2017 to June 2018, averaging 30.57% in June 2018 against 19.81% in June 2017. As of June 30, 2018, the seller exchange rate quoted by Banco de la Nación Argentina was of Ps.28.8500 pesos per US$1.00. As of June 30, 2018, Argentina’s country risk increased by 175 basis points in year-on-year terms. The debt premium paid by Argentina was at 610 basis points in June 2018, compared to the 332 basis points paid by Brazil and 211 basis points paid by Mexico.

As of September 28, 2018, the Private Badlar rate in Pesos peaked at 43.31%. As of September 28, 2018, the seller exchange rate quoted by Banco de la Nación Argentina was of Ps.41.2500 pesos per US$1.00. As of September 28, 2018, Argentina’s country risk increased by 253 basis points in year-on-year terms. The debt premium paid by Argentina was at 623 basis points in September 28, 2018, compared to the 293 basis points paid by Brazil and 180 basis points paid by Mexico.

Our Segments

Evolution of Shopping Malls in Argentina

At October 2018, the Consumer Confidence Index (CCI) showed a 3.1% decline as compared to September 2018, and a 36% decrease as compared to October 2017. Sales in Shopping Mall Properties in October 2018 reached a total amount of Ps.6,096.7 million, which represented a 23.2% increase compared to the same month in 2017. Accumulated sales for the first eight months of the year totaled Ps.47,137.8 million and reached a 26.6% percent variation compared to the same period the previous year.

Evolution of Offices in Argentina

According to Colliers International, as of June 30, 2018, the A+ and A office inventory increased as compared to 2017, at 1,899,183 square meters. In terms of rental availability, the vacancy rate maintained without important changes around 7.3% during the second quarter of 2018. These values indicate that the market is healthy in terms of its operations, allowing an optimum level of supply with balanced values.

Compared to the previous quarter, the Premium Offices prices remained the same in the order of US$ 25.8 per square meter compared to the previous quarter, and showed a 5% increase compared to the same period last year, which was US$ 24.5 per square meter. There was a decrease in rental prices for A+ properties of US$ 2.8per square meter, from US$ 25.6 per square meter in the first quarter of 2018 to US$ 28.4 per square meter for the second quarter of 2018. In this context, Catalinas presents as the zone with higher prices per square meter, reaching an average of US$ 31.3. Likewise, the industry reported a 2% increase in rental prices for A properties compared to the first quarter of 2018, reaching an average of US$ 23.1 per square meter, in which the North zone of Ciudad de Buenos Aires reach the higher prices, reaching US$ 29.1 per square meter.

Evolution of the Hotel industry in Argentina

According to the Hotel Vacancy Survey (EOH) prepared by INDEC, at June 2018, overnight stays at hotel and parahotel establishments were estimated at 2.6 million, 6.0% lower than the same month the previous year. Overnight stays by resident and nonresident travelers decreased by 5.6% and 6.4%, respectively. Total travelers who stayed at hotels during June were 1.2 million, a 9.0% decrease compared to the same month the previous year. The number of resident and nonresident travelers decreased by 10.1% and 4.5%, respectively. The 1.0 million resident travelers represented 80.5% of the total number of travelers who stayed at hotels. The Room Occupancy Rate in April was 34.4%, showing a slight decline compared to the same month the previous year. Moreover, the Bed Occupancy Rate for the same period was 24.8%, which represents a slight decrease compared to June 2017.

Israeli macroeconomic context

According to IMF Israel report published on May, 2018, Israel’s growth is expected to reach about 3.4% in 2018 and remain around this level in the next few years owing to the completion of major projects. Domestic and international conditions are supportive of an increase in inflation, yet significant uncertainty remains around the timing of such a rise. Housing price increases have slowed to only 2% alongside a decline in turnover, but housing affordability remains a problem.

Despite a reversal of one-off factors boosting 2016 GDP, the economy grew 3.4% in 2017 owing to robust domestic demand and higher global growth lifting exports by 3.7%. Consumption growth reverted to 3.3% after an unusually high increase in 2016 when car purchases surged ahead of vehicle tax hikes. Fixed investment rose 2.8% even after a double-digit increase in 2016, bolstered by imported machinery, such as Intel facility upgrades, and non-residential construction.

Unemployment has declined steadily, to below 4% in early 2018, supporting broad-based wage growth. Nonetheless, inflation remains below the 1%–3% target range of the Bank of Israel, reflecting the appreciation of the shekel, increased competition including internet shopping, and government measures to lower the cost of living.

The Bank of Israel has held the policy rate at 0.1% since February 2015 and has stated that monetary policy in Israel will remain accommodative as long as necessary to entrench inflation within the target range.

In the longer term, however, Israel faces challenges to growth and stability from modest productivity growth despite its dynamic hightech sector, sizable infrastructure needs that are especially evident in high traffic congestion, and high poverty partly reflecting the lower skills and labor participation of population groups that will rise as a share of the working age population in coming decades.

E. Off-Balance Sheet Arrangements

As of June 30, 2018, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or others that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2018:

Payments due by period

As of June 30, 2018
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total (1)
	(in millon of Pesos)
Trade and other payables	13,357	1,318	1,338	10	3	16,026
Borrowings	33,570	34,426	30,063	24,970	125,563	248,592
Lease obligations	23	6	2	-	-	31
Purchase obligations	3,921	1,823	639	347	229	6,959
Derivative financial instruments	8	-	-	-	46	54
Total	50,879	37,573	32,042	25,327	125,841	271,662
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

The table below shows information about our regular directors and alternate directors:

Name	Date of Birth	Position in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2018	2021	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2018	2021	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2016	2019	2001
Fernando A. Elsztain	01/04/1961	Regular Director	2017	2020	1999
Carlos Ricardo Esteves	05/25/1949	Regular Director	2017	2020	2005
Cedric D. Bridger	11/09/1935	Regular Director	2018	2021	2003
Marcos Fischman	04/09/1960	Regular Director	2018	2021	2003
Fernando Rubín	06/20/1966	Regular Director	2016	2019	2004
Gary S. Gladstein	07/07/1944	Regular Director	2016	2019	2004
Mario Blejer	06/11/1948	Regular Director	2017	2020	2005
Mauricio E. Wior	10/23/1956	Regular Director	2018	2021	2006
Gabriel A. G. Reznik	11/18/1958	Regular Director	2017	2020	2008
Ricardo H. Liberman	12/18/1959	Regular Director	2017	2020	2008
Daniel Ricardo Elsztain	12/22/1972	Regular Director	2017	2020	2007
Gastón Armando Lernoud	06/04/1968	Alternate Director	2017	2020	2014
Enrique Antonini	03/16/1950	Alternate Director	2016	2019	2007

Ricardo Esteves, Cedric Bridger, Mario Blejer, Ricardo H. Liberman and Enrique Antonini are independent directors, pursuant to CNV Rules.

The following is a brief biographical description of each member of our Board of Directors:

Eduardo Sergio Elsztain. Mr. Elsztain has been engaged in the real estate business for more than twenty-five years. He is the chairman of the board of Directors of Cresud, IRSA Propiedades Comerciales, IDB Development Corporation Ltd, Discount Investment Corporation Ltd., Banco Hipotecario, BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Austral Gold Ltd., Consultores Assets Management S.A., among other companies. He also Chairs IRSA Foundation, is a member of the World Economic Forum, the Council of the Americas, the Group of 50 and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and serves as VicePresident of the World Jewish Congress. Mr. Eduardo Sergio Elsztain is Fernando Adrián Elsztain’s cousin and Alejandro Gustavo Elsztain’s and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He was a founding partner of Zang, Bergel & Viñes Law Firm. Mr. Zang is Vice-chairman of Cresud, IRSA CP, Consultores Assets Management S.A. and other companies like Fibesa S.A. and Chairman at Puerto Retiro S.A. He is also director of IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Banco Hipotecario, BrasilAgro Companhia Brasileira de Propiedades Agrícolas, BACS Banco de Crédito & Securitización S.A., Tarshop S.A., Nuevas Fronteras S.A., and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires. He is currently Second Vice-chairman of Cresud, Executive Vice-chairman of IRSA, Chairman at Fibesa S.A. and Vice-chairman at Nuevas Fronteras S.A. and Hoteles Argentinos S.A. In addition, he is Chairman of the israel’ companies Gav Yam and Mehadrin and Vice-Chairman of Property & Building Corporation Ltd. He is also a regular Director at IDBD, BrasilAgro Companhia Brasileira de Propiedades Agrícolas, Emprendimiento Recoleta S.A., among other companies. He is also Chairman of Hillel Foundation Argentina. Mr. Alejandro Gustavo Elsztain is brother of our Chairman, Eduardo Sergio Elsztain and of Daniel Ricardo Elsztain. He is also Fernando Adrián Elsztain’s cousin.

Fernando Adrián Elsztain. Mr. Elsztain studied architecture at Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the Board of Directors of Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Hoteles Argentinos S.A. and Llao Llao Resorts S.A., and an alternate director of Banco Hipotecario and Puerto Retiro S.A. Mr. Fernando Adrián Elsztain is cousin of our Chairman, Eduardo Sergio Elsztain, and our Directors Alejandro Gustavo Elsztain and Daniel Ricardo Elsztain.

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

Marcos Fischman. Mr. Fischman is a pioneer in corporate advisory services in Argentina. He has a degree from the Hebrew University of Jerusalem. Mr. Fischman provides consulting services to businesspeople, students and artists. Since 1993, he has provided consulting services to us in communication and development.

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

Mario Blejer. Mr. Blejer obtained a Ph.D. in economy from the University of Chicago. He has been Senior Counselor to the IMF in the European and Asian departments from 1980 to 2001. He was also vice-chairman and chairman of the Argentine Central Bank from 2001 to 2002. He also served as director of the Center for Studies of Central Banks of the Bank of England from 2003 to 2008 and as counselor of the Governor of the Bank of England during that same period. At present. Mr. Blejer is regular director of Banco Hipotecario, among other companies. He was also External Counselor to the Currency Policy Council of the Central Bank of Mauritius and is Postgraduate professor at Torcuato Di Tella University.

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

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from Universidad de Buenos Aires. He worked for the Company from 1992 until May 2005, when he resigned. He had previously worked for an independent construction company in Argentina. He is regular director of Banco Hipotecario.

Ricardo Liberman. Mr. Liberman graduated as a Public Accountant from Universidad de Buenos Aires. He is also an independent consultant in audit and tax matters.

Daniel Ricardo Elsztain. Mr. Elsztain obtained a degree in economic sciences at Torcuato Di Tella University and has a Master’s degree in Business Administration from Austral University IAE. He has been the Company Chief Operating Officer since 2011. He previously held the position of Commercial and Marketing Manager and has been in charge of the real estate investments in New York between 2008 and 2001. He is also Chairman of Entertainment Holdings S.A., Entretenimiento Universal S.A., Boulevard Norte S.A. and Ogden Argentina S.A., as well as director of IRSA, Condor Hospitality Trust, among other companies. Mr. Elsztain is Mr. Eduardo Sergio Elsztain’s and Mr. Alejandro Gustavo Elsztain’s brother and Fernando Adrian Elsztain’s cousin.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree in Universidad El Salvador in 1992. He obtained a Master in Corporate Law in Universidad de Palermo in 1996. He has been senior associate in Zang, Bergel & Viñes Law Firm until June 2002, when he joined Cresudas legal counsel.

Enrique Antonini. Mr. Antonini holds a degree in law from the School of Law of Universidad de Buenos Aires. He has been director of Banco Mariva S.A. since 1992 until today, and alternate director of Mariva Bursátil S.A. since 2015. He is a member of the Argentine Banking Lawyers Committee and the International Bar Association. At present, he is Alternate Director of Cresud.

Employment Contracts with our Directors

Messrs. Eduardo Sergio Elsztain, Saúl Zang, Alejandro Gustavo Elsztain, Daniel Ricardo Elsztain and Fernando Elsztain are employed by our Company under the Labor Contract Law No. 20,744. In addition, our alternate director Gastón Armando Lernoud rendered services under the corporate services agreement. Law No. 20,744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, and suspension and termination of the contract.

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

Senior Management

Appointment of Senior Management

Our Board of Directors appoints and removes senior management.

Senior Management Information

The following table shows information about our current Senior Management appointed by the Board of Directors:

Name	Date of birth	Position	Current position held since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Daniel Ricardo Elsztain	12/22/1972	Chief Real Estate Operating Officer	2012
Matías I. Gaivironsky	02/23/1976	Chief Administrative and Finance Officer	2011
Arnaldo Jawerbaum	08/13/1966	Chief Investment Officer	2017

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

Arnaldo Jawerbaum. Mr. Jawerbaum obtained a degree as an Arquitect from the University of Belgrano. With more than 20 years at the Company, he has worked as Commercial Manager between 1997 and 2002, Marketing Manager in Fibesa between 2003 and 2017. Since November 2017 he holds the position of Chief Investment Officer.

The following table shows information about our current Senior Management of the Operations Center in Israel:

Name	Date of birth	Position	Current position held since
Sholem Lapidot	10/22/1979	Chief Executive Officer	2016
Gil Kotler	04/10/1966	Chief Financial Officer	2016
Aaron Kaufman	03/03/1970	VP & General Counsel	2015

Sholem Lapidot. Mr. Lapidot has studied Rabbinical Studies and Jewish Philosophy in Argentina, Canada and Israel. Mr. Lapidot serves as CEO and director in DIC and IDBD since January 2016, and as a director in several subsidiaries of IDBD. Mr. Lapidot has been the CEO of IDBD and DIC since January 2016.

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

The following table shows information about the members of our Supervisory Committee, who were elected at the annual ordinary shareholders’ meeting, held on October 29, 2018:

Name	Date of Birth	Position	Expiration Date	Current position held since
José D. Abelovich	07/20/1956	Regular Member	2019	1992
Marcelo H. Fuxman	11/30/1955	Regular Member	2019	1992
Noemí I. Cohn	05/20/1959	Regular Member	2019	2010
Gastón Gabriel Lizitza	06/09/1972	Alternate Member	2019	2017
Roberto D. Murmis	04/07/1959	Alternate Member	2019	2005
Alicia G. Rigueira	12/02/1951	Alternate Member	2019	2006

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of Cresud, IRSA CP, Hoteles Argentinos S.A., Inversora Bolívar and Banco Hipotecario, among others.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the supervisory committee of Cresud, IRSA CP, Inversora Bolívar and Banco Hipotecario, among others.

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

Gastón Gabriel Lizitza. Mr. Lizitza obtained a degree in accounting at the University of Buenos Aires. He is a partner at Abelovich, Polano & Asociados S.R.L, an accounting firm in Argentina, member of Nexia International. He is also a member of the Supervisory Committee of Cresud and Futuros y Opciones.Com SA.

Roberto D. Murmis. Mr. Murmis holds a degree in accounting from Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International. Mr. Murmis worked as an advisor to Secretaría de Ingresos Públicos del Ministerio de Economía of Argentina. Furthermore, he is a member of the supervisory committee of Cresud, IRSA CP, Futuros y Opciones.Com S.A. and Llao Llao Resorts S.A, among others.

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

The total aggregate compensation paid to our Directors for the fiscal year ended June 30, 2018 was Ps.38 million.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and the Company’s overall results.

The total aggregate compensation paid to our Senior Management (including Directors) of the Operations Center in Argentina for the fiscal year ended June 30, 2018 was Ps.23 million.

The aggregate compensation paid to our Senior Management of the Operations Center in Israel for the fiscal year ended on June 30, 2018 the aggregate compensation was of Ps.67 million.

Supervisory Committee

The shareholders meeting held on October 29, 2018, approved by majority vote the payment of fees to the Supervisory Committee for the duties performed during the fiscal year ended June 30, 2019 for an aggregate amount of Ps.900,000.

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

DIC's CEO of the Operations Center in Israel, has a stock option plan which includes 5,310,000 options, that will be given in five series, and which may be exercised for 5,310,000 ordinary shares, par value NIS per share of Discount Investments. DIC's CEO has exercised the first stage and as of April 2017 holds 4,248,000 options. DIC's CFO of the Operations Center in Israel, has a stock option plan which includes 621,362 options, which 124,272 of the said options were exercised and as of April 2017 holds 497,090 options.

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

Benefits upon Termination of Employment

There are no contracts providing for benefits to Directors upon termination of employment, other than those described under the following sections: (i) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Capitalization Plan and (ii) ITEM 6: Directors, Senior Management and Employees – B. Compensation – Incentive Plan for Managers.

D. Employees

Operations Center in Argentina

As of June 30, 2018, we had 1,771 employees. Our employees of the segments non relating to our Shopping Mall and Offices had 31 employees, 4 of whom were represented by the Commerce Union (Sindicato de Empleados de Comercio, SEC) and 10 were represented by the Horizontal Property Union (Sindicato Único de Trabajadores de Edificios de Renta y Horizontal, SUTERH). Our Shopping Malls segment had 928 employees, including 434 under collective labor agreements. Our Hotels segment had 812 employees, with 662 represented by the Tourism, Hotel and Gastronomic Workers Union (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina, UTHGRA).

	Year ended on June 30,
	2018	2017	2016
Development and Sale of Properties and Other Non-Shopping Mall Businesses (1)	31	31	31
Shopping Malls and Offices(3)	928	947	964
Hotels(2)	812	790	758
Total	1,771	1,768	1,753

(1) Includes IRSA, Consorcio Libertador S.A. and Consorcio Maipú 1300 S.A.
(2) Includes Hotel Intercontinental, Sheraton Libertador and Llao Llao.
(3) In April and May 2015, the employees assigned to IRSA, who discharge duties in connection with building’s operations and the Real Estate business were transferred to IRSA CP.

Operations Center in Israel

The following table shows the number of employees as of June 30, 2018 of our Operations Center in Israel divided by company:

	As of June 30,
	2018	2017	2016
IDBD	1	24	29
DIC	39	18	31(3)
Shufersal(1)	15,155	13,790	13,792
Cellcom	3,988	2,940	3,158
Elron	13	13	-
Epsilon	50	51	48
IDBD Tourism	855	797	734
Modiin	1	-	-
PBC(2)	614	118	115

(1) Includes Gydrom’s and New Pharm’s employees.
(2) Includes Gav-Yam’s, Ispro’s, Nave’s, Hon’s y Mehadrin’s employees.
(3) includes Elron's employees

E. Share Ownership

The following table sets forth the amount and percentage of our common shares beneficially owned by our directors, senior managers and members of the supervisory committee as of June 30, 2018.

Name	Position	Number of Shares	Percentage
Directors
Eduardo S. Elsztain (1)	Chairman	366,788,243	63.4%
Saúl Zang	Vice-Chairman I	22	0.0%
Alejandro G. Elsztain	Vice- Chairman II	550,000	0.1%
Fernando A. Elsztain	Regular Director	-	-
Carlos R. Esteves	Regular Director	-	-
Cedric D. Bridger	Regular Director	-	-
Marcos M. Fischman	Regular Director	-	-
Fernando Rubín	Regular Director	26	0.0%
Gary S. Gladstein	Regular Director	210,030	0.0%
Mario Blejer	Regular Director	-	-
Mauricio E. Wior	Regular Director	-	-
Gabriel A. G. Reznik	Regular Director	-	-
Ricardo Liberman	Regular Director	-	-
Daniel R. Elsztain	Regular Director	99,890	0.0%
Gaston A. Lernoud	Alternate Director	4,782	0.0%
Enrique Antonini	Alternate Director	-	-
Senior Management
Matías I. Gaivironsky	Chief Financial and Administrative Officer	46,150	0.0%
Arnaldo Jawerbaum	Chief investment Officer	-	-
Supervisory Committee
José D. Abelovich	Member	-	-
Marcelo H. Fuxman	Member	-	-
Noemí I. Cohn	Member	-	-
Gastón Gabriel Lizitza	Alternate member	-	-
Roberto D. Murmis	Alternate member	-	-
Alicia G. Rigueira	Alternate member	-	-

(1) Includes (i) 364,599,453 common shares beneficially owned by Cresud and ii) 2,188,790 common shares owned by Helmir.

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

	Share Ownership as of June 30, 2018
Shareholder	Number of Shares	Percentage (3)
Cresud (1) (2)	366,788,243	63.4%
Directors and officers (excluding Eduardo Elsztain)	922,642	0.2%
ANSES	25,914,834	4.5%
Total	393,625,719	68.1%

(1) Eduardo S. Elsztain is the beneficial owner of 174,267,696 which includes (i) 120,173,090 common shares beneficially owned by IFISA, (ii) 880 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain is deemed beneficial owner, iii) 54,000,000 common shares owned by Agroinvestment S.A. for which Mr. Eduardo S. Elsztain is deemed beneficial owner and iv) 93,726 common shares directly owned by Mr. Eduardo S., representing 34.7% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 63.4% of our common shares by virtue of his investment in Cresud BYMA. Cresud is a leading Argentine producer of basic agricultural products. Cresud’s common shares began trading in the BYMA on December 12, 1960, under the trading symbol “CRES” and on March 1997 its GDSs began trading in the Nasdaq under the trading symbol “CRESY.”
(2) Includes (i) 366,788,243 common shares beneficially owned by Cresud. As a result, Mr. Elsztain’s aggregate beneficial ownership of our outstanding common shares may be as high as 366,788,243 common shares, representing 63.4% of our outstanding common shares.
(3) As of June 30, 2018, the number of outstanding common shares was 578,676,460.

Changes in Share Ownership

Shareholder	June 30, 2018 (%) (4)	June 30, 2017 (%)	June 30, 2016 (%)	June 30, 2015(%)	June 30, 2014 (%)
Cresud (1)	63.4	63.4	63.4	64.3	65.5
Inversiones Financieras del Sur S.A. (2)	-	-	-	-	0.5
Directors and officers (3)	0.2	0.2	0.2	0.2	0.3
ANSES	4.5	4.5	4.5	4.5	4.5
Total	68.1	68.1	68.1	69.0	70.8

(1) Eduardo S. Elsztain is the beneficial owner of 174,267,696 common shares of Cresud, representing 34.7% of its total share capital. Although Mr. Elsztain does not own a majority of the common shares of Cresud, he is its largest shareholder and exercises substantial influence over Cresud. If Mr. Elsztain is considered to be the beneficial owner of Cresud due to his substantial influence over it, he would be the beneficial owner of 63.4% of our common shares by virtue of his investment in Cresud.
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
(4) As of June 30, 2018, the number of outstanding common shares was 578,676,460.

Differences in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

We are not aware of any arrangements that may, when in force, result in a change in control.

Securities held in the host country

As of June 30, 2018, our total issued capital stock outstanding consisted of 578,676,460 common shares. As of June 30, 2018, there were approximately 35,202,164 Global Depositary Shares (representing 352,021,643 of our common shares, or 60.8% of all or our outstanding common shares) held in the United States by approximately 76 registered holders.

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

Offices and shopping malls spaces leases

We rent office space for our executive offices located at the Intercontinental Plaza tower at Moreno 877 in the Autonomous City of Buenos Aires, which IRSA CP owns since December 2014. We also rent space that IRSA CP own at the Abasto Shopping Mall.

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

The Framework Agreement currently provides for the exchange and sharing of services among the following areas: Corporate Human Resources, Administration and Finance, Planning, Institutional Relations, Compliance, Shared Service Center, Security, Attorneys, Corporate Legal, Corporate Environment and Quality, General Management to Distribute, Security of Directory, Real Estate Business Administration, Real Estate Business Human Resources, Technique, Infrastructure and Services, Purchase and Contracting, Administrations and Authorizations, Investments, Governmental Affairs, Hotels, Fraud Prevention, Bolivar, Directory to Distribute and Real Estate Directory to Distribute.

Pursuant to the Framework Agreement, we IRSA CP and Cresud hired Deloitte & Co., an external consulting firm, to review and evaluate periodically the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and source documentation used in the process indicated above, by means of a half-yearly report.

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

Financial Services

Banco Hipotecario provides financial services to related parties or an arms length basis. In addition, we invest from time to time our liquid fund in mutual funds managed by BACS Administradora de Activos S.A. S.G.F.C.I., which is a subsidiary of Banco Hipotecario, among other entities.

Legal services

We hire legal services from Estudio Zang, Bergel & Viñes, in which Saúl Zang was founding partner. Mr. Zang is a member of our board of directors and that of our related companies.

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

Investment in Dolphin

As of the date of this annual report, we have invested approximately US$544 million in Dolphin, through our subsidiaries. Dolphin Fund Ltd, is an investment fund incorporated under the laws of Bermuda, whose investment manager is Consultores Venture Capital Uruguay S.A., a company controlled indirectly by our Chairman, Eduardo S. Elsztain. Dolphin is a subsidiary of Dolphin Fund Ltd, incorporated in the Netherlands. Such investments were made in order to carry out the investment in IDBD. For more information please see Item 4. Information on the Company – A. History and development of the Company – “Investment of IDB Development Corporation Ltd. (IDBD). ). We agreed with Dolphin to not pay any fee to Dolphin related to this investment.

Loan between Dolphin and IDBD

As described in note 4.H to the Audited Consolidated Financial Statements, Dolphin had granted a series of subordinated loans to IDBD which have the following characteristics: i) they subordinated, even in the case of insolvency, to all current or future debts of IDBD; (ii) will be reimbursed after payment of all the debts to their creditors; (iii) accrue interest at a rate of 0.5%, which will be added to the amount of the debt and will be payable only on the date the subordinated debt is amortized; (iv) Dolphin will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (v) as from January 1, 2016, Dolphin has the right, at its own discretion, to convert the debt balance into IDBD shares, at that time, whether wholly or partially, including the interest accrued over the debt until that date; (vi) should Dolphin opt to exercise the conversion, the debt balance will be converted so that Dolphin will receive IDBD shares according to a share price that will be 10% less than the average price of the last 30 days prior to the date the conversion option is exercised. In the event there is no market price per share, this will be determined in accordance with an average of three valuations made by external or independent experts, who shall be determined it by mutual consent and, in the event of a lack of consent, they will be set by the President of the Institute of Certified Public Accountants in Israel.

Acquisition of DIC shares from IDBD

On September 23, 2016, we acquired from IDBD 8,888,888 shares of DIC for of NIS 99 million (approximately US$26.7 million), equivalent to the 8.8% of its shares outstanding. See “ITEM 4. Information of the company - Significant acquisitions, dispositions and development of business - Purchase of DIC shares by Dolphin”.

Transactions with IFISA

On February 10, 2015, Dolphin, sold 71,388,470 IDBD shares to IFISA, for an amount of US$ 25.6 million, US$4.0 million of which were paid upon execution and the remaining balance of US$21.6 million were financed for a term of up to 360 days and priced at Libor 1M (one month) + 3%. On May 9, 2016, effective as of February 10, 2016, the parties agreed to extend the expiration date for 30 days as from execution of the addenda, to be automatically renewable every 30 days for a maximum term of 180 days, and increasing the rate to 9% since February10, 2016. On November 22, 2016, effective as of November 5, 2017, the parties agreed to extend the expiration date for an additional period of 30 days to be automatically renewable every 30 days for a maximum term of 180 days. Finally, on April 10, 2017, effective as of April 6, 2017, the parties agreed to fix the expiration date in February 5, 2018. Additionally, the parties undertook to capitalize the interest until April 6, 2017, therefore the new amount as remaining balance shall be US$24.6 million amount which shall accrued interest at a rate of 9% annual basis.

On May 31, 2015, IRSA, through Dolphin, sold to IFISA 46 million of warrants Series 4 for a total amount of NIS 0.46 million (equivalent to US$ 0.12 million at the time of the transaction), provided IFISA agreed to exercise them fully when Dolphin were so required by IDBD. In June 2015, IFISA exercised all the warrants Series 4.

On July 31, 2015, Dolphin granted a loan to IFISA for an amount of US$ 7.1 million, due in July 2016, which accrues interest at Libor 1M (one month) + 3%. On May 9, the parties agreed to extend the expiration date to June 8, 2016, to be automatically renewable every 30 days for a maximum term of 180 days, and increased the rate to 9%. On November 22, 2016, effective as of November 5, 2016, the parties agreed to extend the expiration date until December 5, 2016 to be automatically renewable every 30 days for a maximum term of 180 days. Additionally, IFISA create a first degree pledge over 12,915,000 IDBD’s shares in order to guarantee the payment of the debt. Finally, on April 10, 2017, effective as of April 6, 2017, the parties agreed to fix the expiration date in February 5, 2018. Additionally, the parties undertook to capitalize the interest until April 6, 2017, therefore the new amount as remaining balance shall be US$7.9 million amount which shall accrued interest at a rate of 9% annual basis.

On October 9, 2015, IRSA, through its subsidiary Real Estate Investment Group V LP, granted a loan in the amount of US $ 40 million to IFISA (the “Promissory Note”) . The term of the loan is one year calculated from the disbursement and will bear interest at a rate of 3% + Libor 1M, to be determined monthly. On October 7, 2016, the parties agreed to extend the expiration date to be automatically renewable every 30 days for a maximum term of 180 days and increase the rate to 9%. On April 10, 2017, effective as of April 6, 2017, the parties agreed to extend the expiration date until February 5, 2018. Additionally, the parties undertook to capitalize the interest until April 6, 2016, therefore the new amount shall be US$43.1 million which shall accrue interest at a rate of 9% annual basis.

On December 1, 2017, REIG V transferred and assigned all of its rights and obligations under the Promissory Note to Dolphin Netherlands B.V. In consideration for the assignment, Dolphin Netherlands B.V. paid an amount of US$ 46.7 million comprising capital and interest.

In February 2016, Dolphin Netherlands B.V., a subsidiary of Dolphin, entered into an option contract with IFISA whereby Dolphin is granted the right, but not the obligation to acquire 92,665,925 shares of IDBD held by IFISA at a share price of NIS 1.64 plus an annual interest of 8.5%. The exercise date for the option extends for two years.

On December 1, 2017, IFISA sold 210,056,395 shares of IDBD to Dolphin Netherlands B.V. at a price of NIS 1.894 per share, totaling NIS 397,8 million or US$ 113.7 million, of which US$ 80 million has been cancelled by offset of certain credits that Dolphin Netherlands B.V. has against IFISA. Therefore, the balance of US$ 33.7 million was transferred to IFISA.

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

Tandanor has filed a civil action against Puerto Retiro and the people charged in the referred criminal case looking forward to be reimbursed from all the losses which have arose upon the fraud committed. On March 7, 2015 Puerto Retiro responded filing certain preliminary objections, such as limitation, lack of information to respond the lawsuit, lack of legitimacy (active and passive). On July 12, 2016 Puerto Retiro was legally notified of the decision adopted by the Tribunal Oral Federal No. 5 related to the preliminary objections above mentioned. Two of them were rejected –lack of information and lack of legitimacy (passive). We filed an appeal with regard to this decision, which was rejected. The other two objections were studied in the verdict.

On September 7, 2018, Court read its verdict, according to which the preliminary objection of limitation filed by Puerto Retiro was successful. However, the deadline for appeals will not begin until The Court publishes the grounds of the ruling, on November 30, 2018. Nevertheless, in the criminal procedure –where Puerto Retiro is not a party- Court ordered the seizure (“decomiso”) of the land known as “Planta 1”. This Court´s verdict is not final, as it is subject to further appeals by any other party of the legal proceeding.

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

Arcos del gourmet

IRSA CP has been named as a party in a case titled “Federación de Comercio e Industria de la Ciudad de Buenos Aires y Otros c/ Gobierno de la Ciudad Autónoma de Buenos Aires s/ Amparo.” The plaintiff filed a petition for injunctive relief against the local government claiming that the Arcos del Gourmet project lacked the necessary environmental approvals and did not meet zoning requirements. On August 29, 2014, the lower court rendered a decision dismissing the case. This resolution was appealed but affirmed in December 2014. Therefore, on December 18, 2014, the “Arcos” Project was opened to the public, and currently is operating normally. Notwithstanding, the plaintiff appeared before the Superior Court of the City of Buenos Aires to request the review of the case based on constitutional matters allegedly at issue. On July 4, 2017, the Court ordered the Appeals court to review the case. As of the date of this report, the Court of Appeal hasn´t rendered a new sentence yet.

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

Other Litigation

As of July 5, 2006, the Administración Federal de Ingresos Públicos (“AFIP”) filed a preliminary injunction with the Federal Court for Administrative Proceedings against IRSA CP for an aggregate amount of Ps.3.7 million, plus an added amount, provisionally estimated, of Ps.0.9 million for legal fees and interest. The main dispute is about the income tax due for admission rights. In thefirst instance, AFIP pleaded for a general restraining order. On November 29, 2006, the Federal Court issued an order substituting such restraining order for an attachment on the parcel of land located in Caballito neighborhood, City of Buenos Aires, where IRSA CP is planning to develop a shopping center. As of June 30, 2011, under court proceedings, the building was subject to a legal attachment for Ps.36.8 million. On December 12, 2012, the legal attachment was lifted and accredited in the file concerned in February 2013.

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

On January 15, 2007 we were notified of two claims filed against us before the Argentine Antitrust Authority, one by a private individual and the other one by the licensee of the shopping center, both opposing the acquisition from the province of Córdoba of a property known as Ex-Escuela Gobernador Vicente de Olmos. On February 1, 2007 we responded the claims. On June 26, 2007, the Argentine Antitrust Authority notified us that it has initiated a summary proceeding to determine whether the completion of the transaction breaches the Antitrust Law. On November 3, 2015 the transaction was approved by the Argentine Antitrust Authority by Resolution No 544, as a result of that this legal proceeding was concluded.

On December 3, 2009, IRSA CP filed a request for the Argentine Antitrust Authority’s opinion regarding IRSA CP’s acquisition of common shares of Arcos del Gourmet S.A. The Argentine Antitrust Authority advised the parties that the transaction had to be notified. On December, 2010 the transaction was filed with the Argentine Antitrust Authority. On October 31, 2016 the transaction was approved by the Argentine Antitrust Authority by Resolution No 322, as a result of that this legal proceeding was concluded.

On April 11, 2011, Quality Invest requested the Argentine Antitrust Authority opinion regarding Quality Invest’s acquisition Property of a warehouse owned by Nobleza Piccardo located in San Martín, Province of Buenos Aires. The Argentine Antitrust Authority stated that there was an obligation to notify the situation, but Quality Invest filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the Argentine Antitrust Authorities’ decision regarding the obligation to notify and, therefore, on February 23, 2012, the transaction was filed. On March 8, 2016 the transaction was approved by the Argentine Antitrust Authority by Resolution No 27, as a result of that this legal proceeding was concluded.

On August 23, 2011, IRSA CP notified the Argentine Antitrust Authority the direct and indirect acquisition of common shares of NPSF, the transaction involved the direct acquisition of 33.33% of NPSF and 16.66% through our controlled vehicle Torodur S.A. On November 18, 2014 the transaction was approved by the Argentine Antitrust Authority by Resolution No 235, as a result of that this legal proceeding was concluded.

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

On December 7, 2012, we notified the Argentine Antitrust Authority of the acquisition of 50% of the common shares of EHSA, which owns 50% of the common shares of La Rural, which operates a convention mall (Predio Ferial de Palermo); on July 25, 2017 the transaction was approved by the Argentine Antitrust Authority. See “Item 3. Key Information—Risk Factors—Risk Relating to Our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

On February 28, 2018, Ogden Argentina S.A. notified the Argentine Antitrust Authority the acquisition of common shares of ALG Golf Center S.A. , the transaction involved the direct acquisition of 60% of ALG Golf Center S.A. Ogden Argentina S.A is indirectly controlled by IRSA CP. As of the date of this annual report the transaction is being analyzed by the Argentine Antitrust Authority.

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

IRSA’s response to the CNV’s allegations containing the arguments for the defense was filed in March 2011 and the first hearing was held in May 2011. In April, 2013, the CNV imposed (as a result of the aforementioned alleged charge) a fine on the members of IRSA’s board of directors and its supervisory committee members. The fine imposed by the CNV amounts to Ps.270,000 equivalent to US$49,632 and it was imposed against IRSA and the members of the board together. The amount of the fine demonstrates the immaterial nature of the alleged violations. Even though the fine was paid, in April 2013, IRSA appealed such resolution, and in October, 2015 the Court Room No. IV of the National Chamber of Appeals in Federal Administrative Procedures (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal) confirmed the resolution and fines imposed by the CNV.

For more information see “Item. 3(d) Risk Factors—Risk related to our Business—Our business is subject to extensive regulation and additional regulations may be imposed in the future.”

Class actions in the United States

On February 23, 2016, a class action was filed against IRSA, Cresud and some first-line managers and directors at the District Court of the USA for the Central District of California. The complaint was amended on February 13, 2017. As amended, the complaint, on behalf of people who purchased or otherwise acquired American Global Depositary Receipts of IRSA between November 3, 2014 February 11, 2015 and December 30, 2015, claims presumed violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the Company’s investment in IDBD.

Such complaint was voluntarily waived on May 4, 2016 by the plaintiff and filed again on May 9, 2016 with the US District Court for the Eastern District of Pennsylvania.

Furthermore, the Companies and some of its first-line managers and directors are defendants in a class action filed on April 29, 2016 with the US District Court for the Eastern District of Pennsylvania. The complaint was amended on February 13, 2017. As amended, the complaint, on behalf of people holding who purchased or otherwise acquired American Global Depositary Receipts of Cresud between May 13, 2015 February 11, 2015 and December 30, 2015, presumes violations to the US federal securities laws. In addition, it argues that defendants have made material misrepresentations and made some omissions related to the investment of the Company's subsidiary, IRSA, in IDBD.

Subsequently, the Companies requested the transfer of the claim to the district of New York, which was accepted.

On December 8, 2016, the Court appointed the representatives of each presumed class as primary plaintiffs and the lead legal advisor for each of the classes. On February 13, 2017, the plaintiffs of both classes filed a document containing certain amendments. The companies filed a petition requesting that the class action brought by shareholders should be dismissed. On April 12, 2017, the Court suspended the class action filed by Cresud shareholders until the Court decides on the petition of dismissal of such the IRSA shareholder class action. Filing information on the motion to dismiss the collective remedy filed by shareholders of IRSA was completed on July 7, 2017. The Court has yet to render a decision on the motion to dismiss. On September 10, 2018, the Court issued an order granting IRSA and Cresud’s motion to dismiss in its entirety. Plaintiffs have appealed such order and the Court´s decision is pending

The companies hold that such allegations are meritless and will continue making a strong defense in both actions.

Operations Center in Israel

Litigation against IDBD and DIC

In recent years there has been an increasing trend of filing derivative and class action claims in the area of corporate and securities laws in Israel. While taking into account such issues and the financial position of IDBD, DIC and their holding structure, claims in considerable amounts may be filed against IDBD and DIC, including in connection with their financial position and cash flows, with offerings that their makings, and transactions that were carried out or not completed, including with regards to the contentions and claims of the controlling shareholders that took place in IDBD.

Arbitration proceedings relating to the obtainment of control in IDBD.

On May 7, 2014, Dolphin acquired jointly with ETH (a non-related company established under the laws of the State of Israel, which was presented to Dolphin as a company controlled by Mordechay Ben Moshé), an aggregate number of 106.6 million common shares in IDBD, representing 53.3% of its stock capital, under the scope of the debt restructuring Arrangement of IDBH, IDBD’s parent company, with its creditors.

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

Litigation against Clal Insurance and its subsidiaries

This exposure is particularly increased in the areas of long-term savings and long-term health insurance in which Clal Insurance is engaged, inter alia, due to the fact that in those areas some of the policies were issued decades ago, whereas today, due to the significant regulatory changes, and due to the development in case law and in the Commissioner’s position, the aforementioned policies may retroactively be interpreted differently, and may be subject to different interpretations than those which were in practice at the time when they were made. Moreover, the policies in the aforementioned segments have been in effect for decades, meaning that exposure exists to the possibility that in cases where the customer’s claim is accepted and a new interpretation is provided for the terms of the policy, the future profitability of Clal Insurance in respect will be affected by the existing policy portfolio. This is in addition to the possible compensation that could be given to the customers due to past activity.

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

Following the dismissal of the appeal proceedings by the Supreme, the petitioners filed, in January 2018 in connection with a decision which was given in the motion to summarily dismiss which was filed by the respondents, in which the Court ordered the striking out, from the motion to approve, of causes of action which fall under the exemption condition which was included in the amendment to the Debt Settlement, pertaining to damage which was allegedly caused due to prejudice of rights, by virtue of the undertaking of the controlling shareholder and the former controlling shareholder to perform a tender offer for IDBD’s shares in accordance with the Debt Settlement, the petitioners filed an amended motion to approve the claim as a class action.

Dolphin, IDBD and IDBD´s Directors filed a detailed joint response on May 7, 2018. A preliminary hearing is is scheduled for November 11, 2018.

Litigation against Cellcom and its subsidiaries

In the normal course of business, claims have been filed against Cellcom by its customers. These are mostly motions for approval of class actions, primarily concerning allegations of illegal collection of funds, unlawful conduct or breach of license, or a breach of agreements with customers, causing monetary and non-monetary damage to them.

Cellcom have a pending (Civil, criminal and administrative proceedings) in which allegations of illegality were raised against the operation of a small portion of Cellcom's sites due to the lack of permits under the Planning and Building Law or due to the construction of the sites in deviation of the permit. As of December 31, 2017, a small number of Cellcom sites operate without a permit. Cellcom may operate a number of sites in a manner that does not fully comply with the building permit under which they were established, even though these sites were approved by the Ministry of Environmental Protection in relation to their level of radiation.

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

Class action against IDBD regarding the sale of DIC

On October 3, 2018, IDBD was served with notice of a class action filed with the District Court in Tel Aviv Yafo (jointly – the "Motion"). The Motion was initiated by an applicant alleging to hold shares in DIC (the "Applicant"), against IDBD, against Dolphin IL, against Mr. Eduardo Elsztain and against the Official Receiver of the state of Israel, Seeking an injunction to annul the sale of shares of DIC to Dolphin and to appoint a trustee to hold those shares while the action is pending. The applicant claims that the sale was not in compliance with the provisions of the Reduced Centralization Law, in addition the plaintiff is seeking an order for payment of monetary damages to the shareholders of DIC of between NIS 58 and 73 million.

The main allegation is that IDBD continues to be the controlling person in DIC even after the completion of the sale of the shares of DIC to Dolphin and that IDBD continues to be the controlling shareholder of DIC and that its controlling shareholder, Mr. Elsztain (in his capacity as chairman of the board of directors and controlling person of DIC as well), had a personal interest separate from the interest of the minority shareholders in DIC, and that he and IDBD breached the duty of good faith and the duty of care toward DIC, and additionally the controlling person of IDBD breached his duty of trust and duty of care toward DIC, this being, allegedly, due to the fact that the decision regarding the preferred alternative for complying with the Reduced Centralization Law's provisions was not brought before DIC's share holder's meeting. The Applicant further alleges deprivation of the minority shareholders in DIC.

We plan to vigorously defend this motion as we understand that the sale of the holdings in the shares of DIC by IDBD to Dolphin IL, IDBD complies with the provisions of the Reduced Centralization Law.

Class action against DIC regarding exit of the DIC's share from indices

On October 2, 2018, DIC was served with process of a class action, which had been filed with the District Court of Tel Aviv Yafo against DIC, against Mr. Eduardo Elsztain, against directors serving in DIC who have an interest in the controlling person of DIC, and against additional directors and officers serving in DIC, in connection with the exit of DIC's share from the TA 90 and TA 125 indices of the TASE, whereon they had been traded on by an applicant alleging to have held DIC's shares prior to February 1,.

The applicant alleged that the persons names in the complain failed to act to preserve DIC's share on the Indices which deprive of the minority and could be considered as a breach of the Controlling Person's duty of a good faith and care, as well as a breach of the respondents' duties of trust and care toward DIC.

The Court is requested, inter alia, to approve the action as a class action and to charge the Respondents with compensating the members of the group according to the damage caused estimated at approximately NIS 17.6 million. The Company hold that such allegations are meritless and will vigorously defend this motion.

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

Year declared	Cash dividends	Cash dividends(1)	Stock dividends(1)	Total per common share
	(in millions of Ps.)	(Ps.)	(Ps.)	(Ps.)
1997	15.0	0.110	—	0.110
1998	13.0	0.060	0.05	0.110
1999	18.0	0.076	0.04	0.116
2000	—	—	0.20	0.204
2001-2008	—	—	—	—
2009	31.7	0.055	—	0.055
2010	120.0	0.207	—	0.207
2011	311.6	0.539	—	0.539
2012	99.0	0.171	—	0.171
2013	180.0	0.311	—	0.311
2014	306.6	0.532	—	0.532
2015	56.6	0.9869	—	0.9869
2016	—	—	—	—
2017	—	—	—	—
2018	1,400.0	24.3365	—	24.3365

(1) Corresponds to payments per common share.

Our 2018 annual meeting of shareholders was held on October 29, 2018 and it was decided, among others, a payment of a dividend on shares of IRSA CP for up to Ps.1,412 million. For more informtion see "Recent Development"

 The table below presents the dividend payment ratio to the total amount of dividends paid for by our subsidiary IRSA CP, from which we collect dividends in our capacity as shareholders, each fully paid, for the years indicated in the table below.

Year declared	Cash dividends(1)	Stock dividends(1)	Total per share
	(Ps.)	(Ps.)	(Ps.)(1)
2014	407,522,074	-	3.2339
2015	437,193,000	-	3.4694
2016	283,580,353	-	2.2504
2017	770,000,000	-	6.1104
2018	680,000,000	-	5,3962

(1) On November 30, 2016, we changed the par value of our common shares from Ps.0.10 to Ps.1.00 per share. The aforementioned change was taken into account in the presentation of the date in the table.

At IRSA CP´s shareholders’ meeting held on October 29, 2018, was approved a payment of a dividend on shares of up to Ps.545 million.  For more information see "Recent Development."

B. Significant Changes.

Shareholders’ Meeting

Our 2018 annual meeting of shareholders was held on October 29, 2018 and it was decided, among others:

●
Allocate Ps. 4,983,567,387 of net income for the fiscal year ended June 30, 2018 to: (i) Payment of a dividend in shares of IRSA CP for up to a total amount of Ps.1,412 million to be distributed to our shareholders pro-rata of their interest in IRSA; and (ii) The constitution of a special reserve that may be used for new projects according to the business development plan of IRSA, to the distribution of dividends, or for the cancellation of other commitments, delegating the Board of directors the ability to apply such reserve to any of such purposes;

●
 Allocate Ps.16,538,338,620 of net income for fiscal year ended June 30, 2017 which hadn’t been used, to the constitution of a special reserve that may be used for to new projects according to the business development plan of IRSA, or to the distribution of dividends;

●
Approve remuneration to the board of directors for the amount of Ps. 140,599,334 for the fiscal year enden June 30, 2018;

●
Approve remuneration to the Supervisory Committe for the amount of Ps. 900,000 for the fiscal year ended June 30, 2018;

●
Re-elect regular and alternate directors due to expiration of term;

●
Amend Section Eighth (in relation to the Issuance of Shares), Ninth (as regards Tender Offers), Eleventh (as regards Negotiable Obligations), and Twenty-Second (as regards the Audit Committee) of the By Laws;

●
(i) Renew the delegation to the board of directors of the broadest powers to determine all the terms and conditions not expressly approved by the shareholders’ meeting as well as the time, amount, term, placement method and further terms and conditions of the various series and/or tranches of notes issued under the Global Note Program for the issuance of simple, non-convertible notes, secured or not, or guaranteed by third parties, for a maximum outstanding amount of up to US$350,000,000 (three hundred and fifty million US dollars) (or its equivalent in any other currency) approved by the shareholders’ meeting held on October 31, 2017 (the “Program”); (ii) authorize for the board of directors to (a) approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the creation of the program and/or the issuance of the various series and/or tranches of notes thereunder; (b) apply for and secure authorization by the Argentine Securities Commission to carry out the public offering of such notes; (c) as applicable, apply for and secure before any authorized securities market of Argentina and/or abroad the authorization for listing and trading such notes; and (d) carry out any proceedings, actions, filings and/or applications related to the creation of the program and/or the issuance of the various series and/or tranches of notes under the program; and (iii) authorize for the board of directors to sub-delegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members;

●
Approve (i) a budget of up to Ps. 12,184,000 for the hiring of specialists to collaborate with the development of the Compliance and Corporate Governance program; and (ii) approve a budget of up to Ps. 300,000 to apply to certain advisory and consulting tasks that will be required during the next fiscal year for a more exhaustive control of the subsidiaries of IRSA .

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

The following chart shows, for the period indicated, the maximum and minimum closing listed prices of our common shares on the ByMA and of our GDSs on the NYSE.

	BYMA			NYSE
	Share	Ps. per Share		GDS	US$ per GDS
	Volume	High	Low	Volume	High	Low
Fiscal Year 2014
1st Quarter	2,330,230	8.15	5.60	3,003,517	8.92	7.28
2nd Quarter	2,151,557	11.50	8.10	3,821,126	12.22	9.06
3rd Quarter	1,059,532	12.00	10.45	1,469,214	12.06	9.41
4th Quarter	1,040,356	18.45	10.70	4,515,032	17.73	10.71
Annual	6,581,675	18.45	5.60	12,808,889	17.73	7.28
Fiscal Year 2015
1st Quarter	4,641,423	21.00	14.00	3,942,683	17.39	13.76
2nd Quarter	597,858	21.00	16.90	4,186,746	17.72	12.90
3rd Quarter	1,816,246	25.00	17.50	4,887,484	21.10	15.26
4th Quarter	1,273,656	24.00	20,50	3,739,942	19.88	17.61
Annual	8,329,183	25.00	14.00	16,756,855	21.10	12.90
Fiscal Year 2016
1st Quarter	2,217,315	24.50	18.50	3,058,409	18.54	13.92
2nd Quarter	1,944,661	25.50	16.70	8,991,424	18.15	12.01
3rd Quarter	3,195,317	21.90	11.60	6,577,472	14.96	8.60
4th Quarter	2,075,033	25.10	19.10	4,803,840	16.81	14.03
Annual	9,432,326	25.50	11.60	23,431,145	18.54	8.60
Fiscal Year 2017
1st Quarter	4,880,744	29.80	24.00	4,387,317	19.49	16.58
2nd Quarter	5,132,615	31.00	25.85	4,931,113	20.14	17.06
3rd Quarter	3,791,351	38.90	29.35	3,124,159	24.87	19.00
4th Quarter	2,915,572	40.80	37.00	2,538,946	26.15	23.35
Annual	16,720,282	40.80	24.00	14,981,535	26.15	16.58
Fiscal Year 2018
1st Quarter	4,087,847	44.00	38.05	2,988,161	25.50	22.00
2nd Quarter	8,226,277	54.90	42.50	4,464,818	31.77	24.25
3rd Quarter	7,147,640	60.75	46.70	6,140,144	32.17	23.00
4th Quarter	5,134,886	53.25	46.40	5,027,349	25.69	16.81
Annual	24,596,650	60.75	38.05	18,620,472	32.17	16.81
Fiscal Year 2019
1st Quarter	2,819,323	67.50	47.25	6,024,977	18.67	13.88
For the month of:
July, 2018	849,535	51.70	47.55	2,591,391	18.66	16.77
August, 2018	1,021,303	57.80	47.25	1,922,961	18.67	13.88
September, 2018	948,485	67.50	54.70	1,510,625	17.45	14.40
October (through October 25, 2018)	660,669	65.50	49.50	3,663,319	16.69	13.42

Source: Bloomberg

B. Plan of Distribution

This section is not applicable.

C. Markets

Argentine Securities Markets

In December 2012, the Argentine government enacted Capital Markets Law No 26,831, which sets out the rules governing capital markets, its participants, and the rules by which securities traded therein are subject to regulation and monitoring by the CNV. In September 2013, the CNV issued General Resolution No. 622/2013 (the “CNV Rules”) a new set of rules further implementing and administering the requirements of the Capital Markets Law. On May 9, 2018, the Argentine Chamber of Deputies approved Law No. 27,440 called “Ley de Financiamiento Productivo”, which creates a new financing regime for MiPyMEs and modifies Capital Markets Law No. 26,831, Investment Funds Law No. 24,083 and Law No. 23,576, among others, as well as certain related tax provisions, and establishes regulations for derivative instruments, all with the aim of achieving a modern and transparent financial regulatory framework that contributes to the development of the Argentine economy. On May 21, 2018, the Argentine Government issued Decree No. 471/2018, which regulates certain aspects of the Capital Markets Law as amended by Law No. 27,440.

The Capital Markets Law, as currently in effect, sets forth, among others the following key goals and principles:

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
●
Encouraging simpler trading procedures available to users to increase liquidity and competitiveness to develop favorable conditions for transaction execution;
●
Reducing systemic risk in the Argentine capital markets through actions and resolutions aimed at implementing international best practices;
●
Promoting the integrity and transparency of the Argentine capital markets; and
●
Promoting financial inclusion.

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

Law No. 27,440 streamlines the regulation of mutual funds, public offerings of securities, of negotiable obligations and regulation of intermediaries and securities markets, while incorporating a long-awaited regulation for derivative instruments and the margins and guarantees that cover them. Below is a summary of the main amendments to the Capital Markets Law introduced by Law No. 27,440:

●
Eliminates the CNV’s power to appoint supervisors with veto power over resolutions adopted by an issuer’s board of directors without a judicial order.

●
Grants the CNV the power to issue regulations to mitigate situations of systemic risk, set maximum fees to be received by securities exchanges, create or modify categories of agents, encourage the simplification of the negotiation of securities and promote the transparency and integrity of the capital markets, while prohibiting the CNV from denying an issuer’s public offer authorization request solely because of opportunity, merit or convenience.

●
Empowers the CNV to regulate private offerings of securities.

●
Grants federal commercial courts jurisdiction to review resolutions or sanctions issued by the CNV.

●
Strengthens due process guarantees in favor of persons on entities sanctioned by the CNV and increases the amount of the fines, between Ps.100,000 and Ps.100 million, which can be increased up to five times the benefits perceived with the infraction.

●
Returns certain functions such as supervision, inspection and control of agents and operations, to the stock exchanges and clearing houses without this implying delegation of the powers of the CNV.

●
Allows the CNV to regulate and set ownership limits of authorized markets to restrict control concentration.

●
Preemptive rights may be exercised through the placement procedure determined in a public offering prospectus, instead of the procedure set forth in the Argentine General Companies Law. Preemptive right holders have the right to subscribe for newly issued shares in proportion to their shareholding prior to the capital increase. The subscription price for the newly issued shares may not be less than the public offering price. In order to use the public offering regime for a preemptive rights offering the issuer must (i) have an express provision in its bylaws adopting this regime in lieu of the regime set forth in the Argentine General Companies Law; and (ii) the issuer’s shareholders must approve any issuance of equity securities or convertible debt securities.

●
Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

●
Allows foreign entities to participate in all shareholder meetings through authorized agents.

●
Establishes guidelines to set the offer price in a mandatory tender offer.

●
Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the BYMA(1)

	As of June 30,
	2018	2017
Market capitalization (in billions of Ps.)	8,248	5,557
Average daily trading volume(2) (in millions of Ps.)	1,142	452
Number of listed companies(3)	100	101

(1) Reflects Merval historical data.
(2) During the month of June.
(3) Includes companies that received authorization for listing.

Although companies may list all of their capital stock on the BYMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2018, approximately 100 companies had equity securities listed on, or being transitioned to the BYMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The Merval index experienced a 36.1% increase in 2015, a 44.9% increase in 2016, 77.7% increase in 2017 and a 13.4% decrease for the six months of 2018. In order to avoid major fluctuations in securities prices, the BYMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

The NYSE

Our Global Depositary Shares are listed on the NYSE under the trading symbol “IRS.”

D. Selling Shareholders

This item is not applicable.

E. Dilution

This item is not applicable.

F. Expenses of the Issue

This item is not applicable.

ITEM 10. Additional Information

A. Share Capital

This item is not applicable.

B. Memorandum and Articles of Association

Our corporate purpose

Our legal name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated under the laws of Argentina on April 30, 1943 as a sociedad anónima (stock corporation) and were registered with the Public Registry of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on June 23, 1943 under number 284, on page 291, book 46 of volume A. Pursuant to our by-laws, our term of duration expires on April 5, 2043.

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

The Argentine Corporations Law establishes in Section 271 that directors may enter into agreements with the company, that concern the business in which the company engages, always provided that they are entered into under market conditions. The agreements that do not fulfill the requirements mentioned above may only be executed with the prior approval of the board of directors, and subject to the approval of the shareholders’ meeting.

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

Our by laws do not consider staggered elections however, the members of the board of directors are elected by thirds each year with a term of office of three years each.

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

Provisions related to a shareholder’s ownership of certain amount of common shares

Section 9 of our by-laws provides that the acquisition by any person or group, directly or indirectly of our common shares, convertible securities, rights to receive any of those securities that may grant that person the control of our company or 35% or more of our capital stock may only be done by complying with certain tender offer rules for all of our common shares, except for:

● acquisitions by persons holding or controlling common shares or convertible securities in accordance to Decree No. 677/2001, supersede by Law No. 26,831(amended by Law 27,440 in 2018), notwithstanding the provisions of the CNV; and
● holdings of more than 35%, which derive from the distribution of common shares or dividends paid in shares approved by the shareholders, or the issuance of common shares as a result of a merger approved by the shareholders; in both cases, the excess holding shall be disposed of within 180 days of its registration in the relevant shareholder’s account, or prior to the holding of our shareholders meeting, whatever occurs first.

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
● limitations or suspensions to preemptive rights to the subscription of the new shares; and issuance of debentures and bonds that not qualify as notes (obligaciones negociables).

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

Limitations to own securities by non-resident or foreign shareholders

There are no legal limitations on ownership of securities or exercise of voting rights, by non-resident or foreign shareholders. However, foreign shareholders must fulfill certain requirements with the IGJ in order to assure that they will be able to properly exercise their voting rights. General Resolution No. 7 passed in July 2015 by the IGJ as amended, set forth certain requirements for foreign entities registered with the IGJ. The entities must comply with these requirements in order to (1) perform activities on a regular basis through their Argentine branches (Section 118 Argentine Corporate Law), or (2) exercise their ownership rights in Argentine Companies (Section 123 Argentine Corporate Law). In cases where the IGJ has concluded that the main activities of the foreign company registered under the terms of Section 118 or 123 of the Argentine Corporate Law are developed or the entity’s address in Argentina becomes the place where this entity makes a majority of its decisions, corporate or otherwise, the entities may be required to amend and register their by-laws to comply with Argentine law, thereby becoming an Argentine entity subject to Argentine law according to Section 124 of Argentine Corporation Law. In addition, Argentine companies with shareholders consisting of such entities that fail to comply with these requirements may be subject to the following sanctions: the IGJ may not register corporate decisions adopted by the Argentine Company when its foreign shareholder votes as a shareholder. Any decisions made pursuant to such vote related to the approval of its annual balance sheet may be declared null and void for administrative purposes.

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

On the shareholder´s meeting held on October 29,2018 our shareholders decided to amend the following sections of the by-laws in order to adapt them to certain new legal provisions: (i) Section Eighth, establishing that if there is an Issuance of Shares, the shareholders´ preemptive right will be exercised as established in the prospect of the issuance; (ii) Section Ninth, adapting the wording of such section to the new regulations applicable to the Tender Offers (Law 26,831 as amended) (iii) Section Eleventh, establishing the issuance of Negotiable Obligations may be decided by the Board of Directors; and (iv) Section Twenty-Second describing the duties of the Audit Committee as well as authorizing the Audit Committee to hold meeting via conference, teleconference of any other electronic means. Such amendments are pending of approval by the Public Registry of the City of Buenos Aires.

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

Outflow of capital, including the availability of cash or cash equivalents

Financial Indebtedness

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication "A" 6150 of the Argentine Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication "A" 6244 of the Argentine Central Bank, there are no restrictions on entry and exit in the MULC.

Formation of off-shore assets by residents with and without subsequent allocation to specific purposes

Under Communication “A” 5850, 5899, 6037, 6058, 6137 and 6244, as amended, of the Central Bank, residents shall have access to the local exchange market without prior authorization of the Central Bank in order to purchase foreign currency for the formation of off-shore assets.

Outflow of funds for payment to non-residents

According to Communication “A” 5264, amended by Communication “A” 5377 (issued on December 14, 2012) and Communication “A” 6037, 6058, 6137 and 6244, as amended of the Central Bank there are no limits or restrictions applicable for residents who access the foreign exchange market to pay services, debts and profits to non-residents. The access to the MULC requires the filing of certain documentation by residents demonstrating the validity of transactions in which the funds are purchased for its remittance abroad.

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

If services performed are not related to the activities actually developed by the resident, the financial entity shall require a copy of the contract by which the payment obligation arises from and an auditor report. Such requirements intend to demonstrate the actual rendering of services to the non-resident and the existence of the debt.

Payment of rents (interest, profits and dividends)

As of January 8, 2003, Communication “A” 3859, item 3, allowed Argentine companies to transfer abroad profits and dividends related to closed financial statements certified by independent accountants without being required to obtain the prior authorization of the Central Bank. Such Communication was replaced by Communication “A” 5264, amended by Communication “A” 5377 and Communication “A” 6037, 6058, 6137 and 6244 as amended of the Central Bank.

The payments of profits and dividends to non-residents or holders of our ADRs are authorized, insofar as such payments are made according to financial statements duly audited and approved at our annual meeting of shareholders’.

Payment of foreign financial indebtedness

Access to the exchange market is allowed for payments of principal amounts due.

In general terms, access to MULC for payment of principal, interest and prepayment of financial indebtedness incurred by Argentine residents in the private non-financial sector and financial sector are allowed subject to regulations set forth by Communications “A” 6037, of August 8, 2016.

Pursuant to Resolution E 1/2017 of the Ministerio de Hacienda and the Communication "A" 6150 of the Argentine Central Bank, it was deleted the obligation that required non-residents to perform portfolio investments in the country intended for the holding of private sector financial assets to maintain for a period of 120 days of permanence the funds in the country.

As of that resolution and the provisions of Communication "A" 6244 of the Central Bank, there are no restrictions on entry and exit in the MULC.

Direct Investment

Communication A "6401" established a new reporting system of direct investments, which replaced the reporting system established by Communications "A" 3602 and "A" 4237, applicable since December 31, 2017. As of date, investors who are Argentine residents must comply with the information regime if the value of their investments abroad reaches or exceeds the equivalent of US $ 1,000,000 -measured in terms of 1) the sum of the flows of external assets and liabilities during the previous calendar year; and 2) the balance of holdings of external assets and liabilities at the end of the previous calendar year. If the value of investments abroad does not exceed the equivalent of US $ 50,000,000, the information regime must be complied on an annual basis (in case it is less than US $ 10,000,000, the information regime will be annual but with a simplified form), instead of quarterly. If the value of the investments is less than the equivalent of US $1,000,000, compliance with said regime is optional.

For further details of the totality of the exchange and controlling restrictions applicable in Argentina, investors is suggested to read the Communication "A" 6037, Communication "A" 6058, Communication "A" 6137 and the Communication "A" 6244 and its modifications of the Argentina Central Bank, and Decree No. 616/2005 withits regulations and complementary and / or modifying rules, to which the interested parties may consult the same on the website of the Ministerio de Hacienda (www.minhacienda.gob.ar) and the Ministerio de Finanzas (www.minfinanzas.gob.ar), or the Argentine Central Bank (http://www.bcra.gob.ar).

Money Laundering

Argentine Law No. 25,246, as amended and/or complemented by Law Nos. 26,087, 26,119, 26,268, 26,683, 26,831, 26,860 and 27,304 (the “Anti-Money Laundering Law”), categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category (Ps.300,000), the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

After the enactment of Law No. 26,683, money laundering was included in the Penal Code as an independent crime against economic and financial order and it was split from the title “Concealment” as originally disposed. Therefore, money laundering is a crime which may be prosecuted independently.

The Anti-Money Laundering Law created the Financial Information Unit (UIF). UIF is in charge of the analysis, treatment and transmission of information to prevent and impede the money laundering originating from, among others:

a) Crimes related to the traffic and illegal commercialization of drugs (Law No. 23,737)

b) Crimes related to arms traffic (Law No. 22,415)

c) Crimes related to illegal association or terrorist association

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

The money laundering legal framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, agents, non-profits organizations, stock exchanges, insurance companies, according to the regulations of the Financial Information Unit, and for financial entities, the Argentine Central Bank. These regulations apply to many Argentine companies, including us. These obligations ainly seek that all financial institutions, brokers and stockbrokers, mutual funds management companies, those intermediaries in the purchase, lease or loan of negotiable securities that operate under the orbit of stock exchanges with or without attached markets, and other subjects provided by article 20 of the Anti-Money Laundering Law (the "Obligated Subjects") have a prevention system for money laundering and financing of terrorism that covers risk management and compliance elements. The component referred to "risk management" is made up of the policies, procedures and controls for the identification, evaluation, mitigation and monitoring of the risks to which the Obligated Subject is exposed, identified within the framework of a self-assessment. The "compliance elements" consist mainly of: (i) maintaining internal policies and procedures aimed at money laundering prevention and financing of terrorism, especially through the application of the policy “know your client”; (ii) reporting any suspicious activity or operation and (iii) acting according the Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Money Laundering Law.

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

Moreover, Law No. 27,260, which introduced certain tax modifications and a new regime for residents to disclose undeclared assets, established that the UIF would now be within the purview of the Ministry of Economy and Finances. Nowaydays, as a result of the reorganization of said ministry, the UIF depends on the Ministry of Finance. For its part, the UIF recently issued Resolution No. 4/2017, which requires certain specific due diligence procedures (commonly called "know your client") to be performed when a national or foreign depositor opens a bank account for the purpose of investment.

In addition, UIF Resolution No. 30-E/2017 dated June 16, 2017, completely modifies the regulatory framework under which financial and exchange institutions must manage the risks of money laundering and financing of terrorism, repealing UIF Resolution No. 121/2011 and 94/2016. The new regulatory framework was reformulated on the basis of the new FATF standards, which modified the criteria for the prevention of money laundering and terrorist financing, thus moving from a formalistic regulatory compliance approach to a risk-based approach in which entities must implement a system for preventing money laundering and financing of terrorism, which must contain all the policies and procedures established for the management of money laundering and financing of terrorism to which they are exposed and the elements of compliance required by current regulations, for which they must develop a risk identification and assessment methodology in accordance with the nature and size of their commercial activity, taking into account the different risk factors in each of their business lines plus guidelines for compliance and requirements to compliance officers and processes for the preparation of suspicious transaction reports, among others, established in the resolution itself.

On March 5, 2018, the UIF Resolution No. 21/2018 on guidelines for the management of risks of money laundering and financing of terrorism and on the minimum compliance to be adopted for the prevention of laundering was published in the Official Gazette. In line with UIF Resolution No. 30-E/2017 addressed to the financial sector, UIF Resolution No. 21/2018 also moves from a formalistic compliance approach to a risk-based approach, in order to ensure that the measures implemented are commensurate with the risks identified. In this way, the obligated subjects must identify and evaluate their risks and, depending on this, adopt management and mitigation measures. In this framework, they are enabled to implement accredited technological platforms that allow carrying out procedures at a distance, without personal display of the documentation, without this conditioning the fulfillment of due diligence duties.

UIF Resolution No. 21/2018 provides that as of September 30, 2018, the obligors must have developed and documented the risk identification and assessment methodology and, as of December 31, 2018, they must have a technical report that reflects the results of the implementation of the risk identification and evaluation methodology. In this sense, as of March 31, 2019, they must have adjusted their policies and procedures and, in accordance with the results of the irrigation self-assessment performed, they must be included in the money laundering and terrorist financing prevention manual. Finally, as of September 30, 2018, the compliance of the information regimes will be deferred, starting from that date the obligation to inform on the terms and conditions contemplated therein.

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
● a person who owns or is deemed to own 10% or more of our stock (by vote or value);
● a person required to accelerate the recognition of any item of gross income with respect to common shares or GDSs as a result of such income being recognized on an applicable financial statement;
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

Subject to certain complex conditions and limitations, Argentine withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or GDSs will be treated as income from sources outside the United States and will generally constitute passive category income. If you do not elect to claim a credit for any foreign taxes paid during a taxable year, you may instead claim a deduction inrespect of such foreign taxes. Further, in certain circumstances, if you have held our common shares or GDSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on our common shares or GDSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2018, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain U.S. Treasury regulations relating to rental income, which regulations are potentially subject to differing interpretation.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for stock traded on certain designated United Statesexchanges and foreign exchanges which meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable United States Treasury regulations. Our common shares are listed on the ByMA, which must meet the trading, listing, financial disclosure and other requirements under applicable United States Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares are or will be “regularly traded” for purposes of the mark-to-market election. Our GDSs are currently listed on the NYSE, which constitutes a qualified exchange under the United States Treasury regulations, although there can be no assurance that the GDSs are or will be “regularly traded.”

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

Your adjusted tax basis in our common shares or GDSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our common shares or GDSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. Mark-to-market inclusions and deductions will be suspended during taxable years in which we are not a PFIC, but would resume if we subsequently become a PFIC. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

Taxation of Capital Gains

Subject to the discussion under “—Passive Foreign Investment Company” above, for United States federal income tax purposes, you will generally recognize capital gain or loss on any sale, exchange, redemption or other taxable disposition of our common shares or GDSs in an amount equal to the difference between the U.S. Dollar value of the amount realized forthe common shares or GDSs and your tax basis in the common shares or GDSs determined in U.S. Dollars. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes. Consequently, you may not be able to use the foreign tax credit arising from any Argentine tax imposed on the disposition of our common shares or GDSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

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

Argentine Taxation

The following discussion is a summary of certain Argentine tax considerations associated with an investment in, ownership or disposition of, the common shares or the GDSs by (i) an individual holder that is resident in Argentina, (ii) an individual holder that is neither domiciled nor resident in Argentina, (iii) a legal entity organized under the laws of Argentina, (iv) a permanent business establishment in Argentina owned by a foreign entity and (v) a legal entity that is not organized under the laws of Argentina, that does not have a permanent establishment in Argentina and is not otherwise doing business in Argentina on a regular basis. The discussion is for general information only and is based on current Argentine tax laws. Moreover, while this summary is considered to be a correct interpretation of existing laws in force a sof the date of this 20-F Form, no assurance can be given that the courts or administrative authorities responsible for the administration of such laws will agree with this interpretation or that changes in such laws or interpretations will not occur.

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

Law No. 27,430, enacted on December 27, 2017 and published in the Official Gazette on December 29, 2017, introduced several amendments to Income Tax Law No. 20,628, among others, a corporate tax rate reduction in two phases. For fiscal years beginning on or after January 1, 2018 until December 31, 2019, a reduction of the tax rate from 35% to 30%. Beginning on or after January 1, 2020 the tax rate will be further reduced to 25%.

Additionally, a withholding of 7% or 13% is established for the fiscal years mentioned above, on the dividends distributed by local entities in favor of their shareholders provided they are resident individuals or undivided estates, or are foreign beneficiaries.

Taxation on Dividends

Dividends distributions which source are profits generated in fiscal years beginning before January 1, 2018, whether in cash, in shares or in kind, are not subject to income tax withholding except for the application of the “Equalization Tax” described below.

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

Equalization Tax will not be applicable on profits generated from fiscal years beginning on or after January 1, 2018.

Dividends distributions, other than stock dividends, which source are profits generated in fiscal years beginning on or after January 1, 2018, whether in cash, in shares or in kind, made by local entities to resident individuals, resident undivided estates and foreign beneficiaries are subject to a withholding tax at a rate of 7% and at a rate of 13% from fiscal years beginning on or after January 1, 2020.

Certain tax treaties contemplate the application of a ceiling tax rate on dividends (i.e. 10% on gross dividends).

Taxation on Capital Gains

Resident individuals

Capital gains obtained by resident individuals or undivided estates situated in Argentina from the sale or disposition of common shares and other securities are subject to income tax at a 15% rate on net income, unless such securities were traded in stock exchange under the supervision of the CNV, in which case an exemption applies.

Losses arising from the sale, exchange or other disposition of common shares or GDSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carry over period.

Foreign beneficiaries

Capital gains obtained by non-Argentine individuals or non-Argentine entities from the sale, exchange or other disposition of common shares are subject to income tax at a 15% rate on the net capital gain or at a 13.5% rate on the gross price at the seller’s election.

Notwithstanding, Law No. 27,430 established an exemption for foreign beneficiaries participating in the sale of publicly traded shares traded in stock exchanges under the supervision of the CNV. Said Law also established an exemption for capital gains derived from the sale, exchange or other disposition of share certificates issued abroad that represent shares issued by Argentine companies (i.e. ADRs). The exemptions will apply only if the foreign beneficiaries do not reside in, and the funds do not arise from, “non-cooperating” jurisdictions for tax transparency purposes

Indirect transfer of Argentine assets (including shares) will be taxable, if (i) the value of the Argentine assets exceed 30% of the transaction´s overall value, and (ii) the equity interest sold (in the foreign entity) exceeds 10%. The tax will also be due if any of these thresholds were met during the twelve month period prior to the sale. The indirect transfer of Argentine assets within the same economic group would also not trigger taxation, provided the requirements set by regulations have been met. However, no withholding mechanism is currently available.

Argentine entities

Capital gains obtained by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of common shares or GDSs are subject to income tax at the rate of 35%, 30% or 25% as have been mentioned above.

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

Personal Assets Tax

Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares. The applicable tax rate is 0.25% and is levied on the proportional net worth value (valor patrimonial proporcional), or thebook value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine GAAP. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Pursuant to Law No. 27,260, Argentine companies that have properly fullfiled their tax obligations during the two prior fiscal years to the 2016 fiscal year, and which comply with certain other requirements, may qualify for an exemption from personal asset tax for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017. The Company filed this request.

On October 11, 2018, a project law to amend the Personal Assets Tax has summited to the Chamber of Deputies. Its main purpose is to raise the non-taxable minimum to Ps.2 million and modify the scale of the tax rate according to the taxable amount. Likewise, it is worth mentioning that the aforementioned project does not foresee changes with respect to the aliquots of the tax for the foreigners. Moreover, it intends to repeal the exemption existing in the tax for rural properties that were reached by the IGMP (as defined below). In case it is approved by the Argentine Congress, the amendments would become effective as of fiscal year 2019 and following.

Minimum Presumed Income Tax (Impuesto a la Ganancia Mínima Presunta, IGMP)

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

Law No. 27,260 has repealed this tax for fiscal years commenced since January 1, 2019.

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

Stamp Tax

Stamp taxes may apply in the City of Buenos Aires and in certain Argentine provinces in case transfer of common shares or GDSs is performed or executed in such jurisdictions by means of written agreements.

Other Taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or GDSs. The provinces of Buenos Aires and Entre Ríos established a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our shares could be subject to this tax.

In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Treaties to avoid double taxation

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

The Fair Price Provision provides that a party seeking to acquire, directly or indirectly, control of our company or thirty five percent (35%) or more of our capital stock shall be required to make a public tender offer for all of the outstanding common stock of us and any shares of common stock into which outstanding securities of ourcompany are presently convertible or exchangeable in accordance with the procedural and price terms of the Fair Price Provision and in accordance with applicable law. For purposes of the thirty five percent threshold contained in the Fair Price Provision parties acting in concert or which are under common control or administration are deemed a single party.

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

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

ITEM 15. Controls and procedures

A. Disclosure Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2018. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F were effective at the reasonable assurance level.

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

Management assessed the effectiveness of our Internal Control over Financial Reporting as of June 30, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework (2013). Based on this evaluation, management concluded that our Internal Control over Financial Reporting was effective as of June 30, 2018.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2018 has been audited by Price Waterhouse & Co S.R.L, Buenos Aires Argentina- member firm of PricewaterhouseCoopers International Limited-, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

During the year ended June 30, 2018, we implemented the Real Estate module for SAP and accordingly we have updated our internal controls over financial reporting, as necessary, to accommodate modifications to our business processes and to take advantage of enhanced automated controls provided by this new system.

Other than as expressly noted above, there have been no changes in our internal control over financial reporting during the year ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Since November 3, 2008 the member of the Audit Committee are Cedric Bridger, Ricardo Liberman and Mario Blejer, all of them as independent members. Cedric Bridger is the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10 (A)-3(B) (1).

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

ITEM 16. C. Principal Accountant Fees and Services

Audit Fees

During the fiscal years ended June 30, 2018 and 2017, we were billed a total amount of Ps.20.4 million and Ps.23.4 million respectively in the Operation Center in Argentina and NIS 6 million and NIS 4 million for the fiscal years 2018 and 2017 respectively, in the Operation Center in Israel, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

During the fiscal year ended June 30, 2018 and 2017 we were billed a total amount of Ps.4.5 million and Ps.1.2 million in the Operation Center in Argentina for professional services rendered by our principal accountants mainly in connection with the review of equity offering transactions forms and debt prospectus.

Tax Fees

During the fiscal year ended June 30, 2018 and 2017, we were billed a total amount of NIS 0.2 million and NIS 0.2 million, respectively in the Operation Center in Israel, for professional services rendered by our principal accountants for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended June 30, 2018 and June 30, 2017 we were billed for professional services rendered by our principal accountants, including fees mainly related to statutory certifications and training seminaries, a total amount of Ps.4.2 million and Ps.3 million, respectively in the Operations Center in Argentina and NIS 0.6 million and NIS 0.2 million for the fiscal years 2018 and 2017 respectively, in the Operation Center in Israel.

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

ITEM 18. Financial Statements

Reference is made to pages F-1 through F-105

Index to Financial Statements (see page F-1).

ITEM 19. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1(1)	Estatutos of the registrant, which serve as the registrant’s articles of incorporation and bylaws, and an English translation thereof.
1.2(4)	English translation of the amendment to the bylaws.
1.3(10)	Amended and restated English translation of the bylaws.
1.4(14)	Amended and restated English translation of the bylaws.
2.1(1)	Form of Deposit Agreement among us, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued there under.
2.2(1)	Shareholders Agreement, dated November 18, 1997, among IRSA International Limited, Parque Arauco S.A. and Sociedad Anónima Mercado de Abasto Proveedor (SAMAP).
2.3(1)	Put Option Agreement dated November 17, 1997, among IRSA Inversiones y Representaciones Sociedad Anónima and GSEM/AP.
2.4(1)	Offering Circular, dated March 24, 2000, regarding the issuance of Ps.85,000,000 of our 14.875% Notes due 2005.
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

2.8(13)
First Supplemental Indenture, dated March 23, 2016, between IRSA Propiedades Comerciales S.A., as Issuer and The Bank of New York Mellon, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina to the Indenture, dated March 23, 2016, between IRSA Propiedades Comerciales S.A. as Issuer, The Bank of New York Mellon as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Santander R’o S.A. as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina, with respect to IRSA Propiedades Comerciales S.A.’s US$500,000,000 Global Note Program, pursuant to which US$360,000,000 aggregate principal amount of IRSA Propiedades Comerciales S.A.’s 8.750% Notes due 2023, Series No. 2, were issued.

4.1(2)	Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated June 30, 2004.
4.2(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud dated August 23, 2007.
4.3(5)	English translation of the Second Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated August 14, 2008.
4.4(6)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(7)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated March 12, 2010.
4.6(8)	English translation of the Amendment to the Agreement for the exchange of Corporate Service between us, IRSA and Cresud, dated July 11, 2011.
4.7(9)	English translation of the Fifth Agreement for the implementation of Amendments to the Corporate Services Master Agreement, October 15, 2012.
4.8(10)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(11)	English translation of the Second Amendment to the exchange of Operating Services Agreement between the Company, Cresud and Alto Palermo, dated February 24, 2014.
4.10(12)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(13)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12(14)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017.
4.13	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
8.1	List of Subsidiaries.
11.1(3)	Code of Ethics of the Company.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Summary of investment properties by type as of June 30, 2018 (in accordance with Regulation S-X 12-28 (1))

(1)	Incorporated herein by reference to the same-numbered exhibit to the registrant’s registration statement on Form 20-F (File N° 000-30982).
(2)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K (SEC File N° 000-30982).
(3)	Incorporated herein by reference to the registrant’s registration statement on Form 6-K reported on August 1, 2005.
(4)	Incorporated herein by reference to the annual report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 27, 2007.
(5)	Incorporated herein by reference to the annual report on Form 20-F (File N° 128 0-30982) filed with the SEC on December 30, 2008.
(6)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2009.
(7)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on December 30, 2010.
(8)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on December 28, 2011.
(9)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on October 26, 2012.
(10)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2014.
(11)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on November 17, 2015.
(12)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on November 17, 2015.
(13)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on November 1, 2016.
(14)	Incorporated herein by reference to the annual report on Form 20-F (File N° 1280-30982) filed with the SEC on October 31, 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA Inversiones y Representaciones Sociedad Anónima

Date October 31, 2018	By:	/s/ Matías I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
IRSA Inversiones y Representaciones Sociedad Anónima

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries as of June 30, 2018 and 2017, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2018, including the related notes and the summary of investment properties by type as of June 30, 2018 listed in the index appearing under Item 19 (99.1) (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PRICE WATERHOUSE & Co. S.R.L
By: /s/ Mariano Carlos Tomatis (Partner)
Mariano Carlos Tomatis
Buenos Aires, Argentina
October 31, 2018

We have served as the Company’s auditor since 1992.

Glossary

The followings are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group’s Consolidated Financial Statements.

Terms	Definitions
Adama	Adama Agricultural Solutions Ltd.
BACS	Banco de Crédito y Securitización S.A.
BASE	Buenos Aires Stock Exchange
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Cellcom	Cellcom Israel Ltd.
IFRIC	International Financial Reporting Standards Interpretation Committee
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities National Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
DIL	Dolphin IL Investment Ltd.
DN B.V.	Dolphin Netherlands B.V.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
ECLSA	E-Commerce Latina S.A.
Efanur	Efanur S.A.
EHSA	Entertainment Holdings S.A.
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
GCBA	Autonomous City of Buenos Aires Government
IASB	International Accounting Interpretations Board
IDB Tourism	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IDBH	IDB Holdings Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
HASA	Hoteles Argentinos S.A.
CPI	Consumer Price Index
IRSA, “The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
Koor	Koor Industries Ltd.
Lipstick	Lipstick Management LLC
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum Presumed Income Tax
New Lipstick	New Lipstick LLC
NFSA	Nuevas Fronteras S.A.
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
NYSE	New York Stock Exchange
NCN	Non-Convertible Notes
OASA	OGDEN Argentina S.A.
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate LTD
Quality	Quality Invest S.A.
Rigby	Rigby 183 LLC
Rock Real	Rock Real Estate Partners Limited
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
TASE	Tel Aviv Stock Exchange
Tender offers	Repurchase agreement
TGLT	TGLT S.A.
Tyrus	Tyrus S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Financial Position
as of June 30, 2018 and 2017
(All amounts in millions, except otherwise indicated)

	Note	06.30.18	06.30.17
ASSETS
Non-current assets
Investment properties	9	162,726	99,953
Property, plant and equipment	10	13,403	27,113
Trading properties	11, 24	6,018	4,532
Intangible assets	12	12,297	12,387
Other assets		189	-
Investments in associates and joint ventures	8	24,650	7,885
Deferred income tax assets	20	380	285
Income tax and MPIT credit		415	145
Restricted assets	13	2,044	448
Trade and other receivables	14	8,142	4,974
Investments in financial assets	13	1,703	1,772
Financial assets held for sale	13	7,788	6,225
Derivative financial instruments	13	-	31
Total non-current assets		239,755	165,750
Current assets
Trading properties	11, 24	3,232	1,249
Inventories	24	630	4,260
Restricted assets	13	4,245	506
Income tax and MPIT credit		399	339
Group of assets held for sale	31	5,192	2,681
Trade and other receivables	14	14,947	17,264
Investments in financial assets	13	25,503	11,951
Financial assets held for sale	13	4,466	2,337
Derivative financial instruments	13	87	51
Cash and cash equivalents	13	37,317	24,854
Total current assets		96,018	65,492
TOTAL ASSETS		335,773	231,242
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		37,421	25,864
Non-controlling interest		37,120	21,472
TOTAL SHAREHOLDERS’ EQUITY		74,541	47,336
LIABILITIES
Non-current liabilities
Borrowings	19	181,046	109,489
Deferred income tax liabilities	20	26,197	23,024
Trade and other payables	17	3,484	3,040
Provisions	18	3,549	943
Employee benefits	28	110	763
Derivative financial instruments	13	24	86
Salaries and social security liabilities		66	127
Total non-current liabilities		214,476	137,472
Current liabilities
Trade and other payables	17	14,617	20,839
Borrowings	19	25,587	19,926
Provisions	18	1,053	890
Group of liabilities held for sale	31	3,243	1,855
Salaries and social security liabilities		1,553	2,041
Income tax and MPIT liabilities		522	797
Derivative financial instruments	13	181	86
Total current liabilities		46,756	46,434
TOTAL LIABILITIES		261,232	183,906
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		335,773	231,242

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Income and Other Comprehensive Income
for the fiscal years ended June 30, 2018, 2017 and 2016
(All amounts in millions, except otherwise indicated)

	Note	06.30.18	06.30.17	06.30.16
Revenues	22	33,088	27,004	12,916
Costs	23, 24	(19,629)	(16,033)	(7,036)
Gross profit		13,459	10,971	5,880
Net gain from fair value adjustment of investment properties	9	22,605	4,340	17,536
General and administrative expenses	23	(3,869)	(3,219)	(1,639)
Selling expenses	23	(4,663)	(4,007)	(1,842)
Other operating results, net	25	582	(206)	(32)
Profit from operations		28,114	7,879	19,903
Share of (loss) / profit of associates and joint ventures	8	(721)	109	508
Profit before financial results and income tax		27,393	7,988	20,411
Finance income	26	1,761	937	1,264
Finance costs	26	(21,058)	(8,072)	(5,571)
Other financial results	26	596	3,040	(518)
Financial results, net		(18,701)	(4,095)	(4,825)
Profit before income tax		8,692	3,893	15,586
Income tax	20	124	(2,766)	(6,325)
Profit for the year from continuing operations		8,816	1,127	9,261
Profit for the year from discontinued operations	32	12,479	4,093	817
Profit for the year		21,295	5,220	10,078
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		12,689	1,919	4,531
Share of other comprehensive income of associates and joint ventures		922	1,920	(178)
Revaluation surplus		99	-	-
Change in the fair value of Hedging instruments net of income taxes		(19)	124	3
Items that may not be reclassified subsequently to profit or loss, net of income tax:
Actuarial profit from defined benefit plans		(12)	(10)	(10)
Other comprehensive income for the year from continuing operations		13,679	3,953	4,346
Other comprehensive income for the year from discontinued operations		435	560	(213)
Total other comprehensive income for the year		14,114	4,513	4,133
Total comprehensive income for the year		35,409	9,733	14,211

Total comprehensive income from continuing operations		22,495	5,080	13,607
Total comprehensive income from discontinued operations		12,914	4,653	604
Total comprehensive income for the year		35,409	9,733	14,211

Profit for the year attributable to:
Equity holders of the parent		15,003	3,030	9,534
Non-controlling interest		6,292	2,190	544

Profit / (loss) from continuing operations attributable to:
Equity holders of the parent		5,278	1,383	9,196
Non-controlling interest		3,538	(256)	65

Total comprehensive income attributable to:
Equity holders of the parent		15,532	4,054	9,605
Non-controlling interest		19,877	5,679	4,606

Total comprehensive income from continuing operations attributable to:
Equity holders of the parent		5,338	1,977	9,356
Non-controlling interest		17,157	3,103	4,251

Profit per share attributable to equity holders of the parent:
Basic		26.09	5.27	16.58
Diluted		25.91	5.23	16.47

Profit per share from continuing operations attributable to equity holders of the parent:
Basic		9.18	2.41	15.99
Diluted		9.12	2.39	15.88

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2018, 2017 and 2016
(All amounts in millions, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	CNV 609/12 Resolution Special Reserve (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2017	575	4	123	793	17	143	2,751	2,165	19,293	25,864	21,472	47,336
Profit for the year	-	-	-	-	-	-	-	-	15,003	15,003	6,292	21,295
Other comprehensive income for the year	-	-	-	-	-	-	-	529	-	529	13,585	14,114
Total comprehensive income for the year	-	-	-	-	-	-	-	529	15,003	15,532	19,877	35,409
Irrevocable contributions	-	-	-	-	-	-	-	-	-	-	1	1
Capitalized contributions	-	-	-	-	-	-	-	-	-	-	7	7
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.17	-	-	-	-	-	-	-	2,081	(2,081)	-	-	-
Shared-based compensation	-	-	-	-	2	-	-	4	-	6	43	49
Loss of control in subsidiary	-	-	-	-	-	-	-	(11)	11	-	(7,335)	(7,335)
Dividends reimbursement	-	-	-	-	-	-	-	-	76	76	-	76
Dividends distribution	-	-	-	-	-	-	-	-	(1,400)	(1,400)	(1,490)	(2,890)
Changes in non-controlling interest	-	-	-	-	-	-	-	(2,657)	-	(2,657)	4,545	1,888
Balance as of June 30, 2018	575	4	123	793	19	143	2,751	2,111	30,902	37,421	37,120	74,541

The accompanying notes are an integral part of these Consolidated Financial Statements.
(1) Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16.
(2) Related to CNV General Resolution N° 609/12.
(3) Group’s other reserves for the year ended June 30, 2018 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Cumulative translation adjustment reserve	Hedging instruments	Revaluation surplus	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Total Other reserves
Balance as of June 30, 2017	(28)	186	78	494	1,394	19	-	-	(15)	37	2,165
Other comprehensive income / (loss) for the year	-	-	-	-	566	(5)	45	-	(77)	-	529
Total comprehensive loss for the year	-	-	-	-	566	(5)	45	-	(77)	-	529
Share-based compensation	3	-	1	-	-	-	-	-	-	-	4
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.17	-	-	-	-	-	-	-	2,081	-	-	2,081
Loss of control in subsidiary	-	-	-	-	-	-	-	-	(11)	-	(11)
Changes in non-controlling interest	-	(2,657)	-	-	-	-	-	-	-	-	(2,657)
Balance as of June 30, 2018	(25)	(2,471)	79	494	1,960	14	45	2,081	(103)	37	2,111

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2018, 2017 and 2016
(All amounts in millions, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	CNV 609/12 Resolution Special Reserve (2)	Other reserves (Note 17)	(Accumulated deficit) / Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2016	575	4	123	793	16	117	2,755	990	16,259	21,632	14,224	35,856
Profit for the year	-	-	-	-	-	-	-	-	3,030	3,030	2,190	5,220
Other comprehensive income for the year	-	-	-	-	-	-	-	1,024	-	1,024	3,489	4,513
Total comprehensive income for the year	-	-	-	-	-	-	-	1,024	3,030	4,054	5,679	9,733
Out-of-year adjustments (Note 2.30)	-	-	-	-	-	-	-	-	-	-	(133)	(133)
Incorporated by business combination (Note 4)	-	-	-	-	-	-	-	-	-	-	40	40
Irrevocable contributions from non-controlling interest	-	-	-	-	-	-	-	-	-	-	2	2
Capitalization of contributions at subsidiaries	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Issuance of capital of subsidiaries	-	-	-	-	-	-	-	-	-	-	2,267	2,267
Appropriation of retained earnings approved by Shareholders’ meeting held as of 10.31.16	-	-	-	-	-	26	(4)	(26)	4	-	-	-
Reserve for share-based payments	-	-	-	-	1	-	-	12	-	13	87	100
Capital reduction of subsidiaries	-	-	-	-	-	-	-	-	-	-	(6)	(6)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(2,232)	(2,232)
Changes in non-controlling interest	-	-	-	-	-	-	-	165	-	165	1,545	1,710
Balance as of June 30, 2017	575	4	123	793	17	143	2,751	2,165	19,293	25,864	21,472	47,336

The accompanying notes are an integral part of these Consolidated Financial Statements.
(1) Includes Ps. 1 of Inflation adjustment of treasury stock. See Note 16.
(2) Related to CNV General Resolution N° 609/12.
(3)  Group’s other reserves for the year ended June 30, 2017 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Cumulative translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Other reserves from subsidiaries	Total Other reserves
Balance as of June 30, 2016	(29)	21	67	520	421	(37)	(10)	37	990
Other comprehensive income / (loss) for the year	-	-	-	-	973	56	(5)	-	1,024
Total comprehensive income / (loss) for the year	-	-	-	-	973	56	(5)	-	1,024
Reserve for share-based compensation	1	-	11	-	-	-	-	-	12
Appropriation approved by Shareholders’ meeting held 10.31.16	-	-	-	(26)	-	-	-	-	(26)
Changes in non-controlling interest	-	165	-	-	-	-	-	-	165
Balance as of June 30, 2017	(28)	186	78	494	1,394	19	(15)	37	2,165

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Changes in Shareholders’ Equity
for the fiscal years ended June 30, 2018, 2017 and 2016
(All amounts in millions, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	CNV 609/12 Resolution Special Reserve (2)	Other reserves (Note 17)	(Accumulated deficit) / Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2015	574	5	123	793	7	117	2,755	428	7,235	12,037	943	12,980
Profit for the year	-	-	-	-	-	-	-	-	9,534	9,534	544	10,078
Other comprehensive income for the year	-	-	-	-	-	-	-	71	-	71	4,062	4,133
Total comprehensive income for the year	-	-	-	-	-	-	-	71	9,534	9,605	4,606	14,211
Appropriation of retained earnings approved by Shareholders’ meeting held 11.26.15	-	-	-	-	-	-	-	520	(520)	-	-	-
Reserve for share-based payments	1	(1)	-	-	9	-	-	8	-	17	34	51
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	37	-	37	51	88
Cumulative translation adjustment of interest held before business combination	-	-	-	-	-	-	-	(91)	-	(91)	-	(91)
Incorporated by business combination	-	-	-	-	-	-	-	-	-	-	8,630	8,630
Capital reduction of subsidiaries	-	-	-	-	-	-	-	-	-	-	(4)	(4)
Changes in non-controlling interest	-	-	-	-	-	-	-	17	-	17	568	585
Capital contribution from non-controlling interest	-	-	-	-	-	-	-	-	-	-	11	11
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	10	10	-	10
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(615)	(615)
Balance as of June 30, 2016	575	4	123	793	16	117	2,755	990	16,259	21,632	14,224	35,856

The accompanying notes are an integral part of these Consolidated Financial Statements.
(1) Includes Ps. 1 of Inflation adjustment of treasury stock. See Note 16.
(2) Related to CNV General Resolution N° 609/12.
(3) Group’s other reserves for the year ended June 30, 2016 were as follows:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Cumulative translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Other reserves from subsidiaries	Total Other reserves
Balance as of June 30, 2015	(34)	4	64	-	394	-	-	-	428
Other comprehensive income / (loss) for the year	-	-	-	-	118	(37)	(10)	-	71
Total comprehensive income / (loss) for the year	-	-	-	-	118	(37)	(10)	-	71
Reserve for share-based payments	5	-	3	-	-	-	-	-	8
Share of changes in subsidiaries’ equity	-	-	-	-	-	-	-	37	37
Cumulative translation adjustment for interest held before business combination	-	-	-	-	(91)	-	-	-	(91)
Appropriation of retained earnings approved by Shareholders’ meeting held as of 11.26.15	-	-	-	520	-	-	-	-	520
Changes in non-controlling interest	-	17	-	-	-	-	-	-	17
Balance as of June 30, 2016	(29)	21	67	520	421	(37)	(10)	37	990

IRSA Inversiones y Representaciones Sociedad Anónima

Consolidated Statements of Cash Flows
for the fiscal years ended June 30, 2018, 2017 and 2016
(All amounts in millions, except otherwise indicated)

	Note	06.30.18	06.30.17	06.30.16
Operating activities:
Net cash generated from continuing operating activities before income tax paid	15	11,176	6,736	4,015
Income tax and MPIT paid		(981)	(957)	(778)
Net cash generated from continuing operating activities		10,195	5,779	3,237
Net cash generated from discontinued operating activities		4,144	3,280	889
Net cash generated from operating activities		14,339	9,059	4,126
Investing activities:
Increase of interest in associates and joint ventures		(209)	(531)	(207)
Acquisition and improvements of investment properties		(3,200)	(2,751)	(882)
Advanced payments		-	-	(7)
Proceeds from sales of investment properties		674	291	1,325
Acquisitions and improvements of property, plant and equipment		(1,877)	(1,298)	(477)
Proceeds from sales of property, plant and equipment		17	8	-
Acquisitions of intangible assets		(629)	(370)	(86)
Acquisitions of subsidiaries, net of cash acquired		(46)	(46)	9,193
Net increase of restricted assets		(3,065)	(396)	-
Dividends received from associates and joint ventures		301	216	14
Dividends received from financial assets		289	35	72
Proceeds from sales of interest held in associates and joint ventures		252	-	9
Proceeds from loans granted		612	-	-
Proceeds from associate liquidation		7	-	-
Acquisitions of investments in financial assets		(21,999)	(4,752)	(11,895)
Proceeds from investments in financial assets		20,526	4,569	11,951
Interest received from financial assets		463	212	102
Payment for acquisition of other assets		(120)	-	-
Loans granted to related parties		(348)	(4)	(862)
Loans granted		(102)	-	-
Net cash (used in) generated from continuing investing activities		(8,454)	(4,817)	8,250
Net cash (used in) generated from discontinued investing activities		(3,119)	2,749	(27)
Net cash (used in) generated from in investing activities		(11,573)	(2,068)	8,223
Financing activities:
Borrowings and issuance of non-convertible notes		17,853	26,596	146,396
Payment of borrowings and non-convertible notes		(17,969)	(17,780)	(145,401)
Obtention / (payment) of short term loans, net		345	(862)	752
Obtention of loans from related parties		4	-	4
Payment of borrowings to related parties		-	(14)	(6)
Interests paid		(6,999)	(5,326)	(2,934)
Issuance of capital from subsidiaries		-	857	-
Capital distributions to non-controlling interest in subsidiaries		(31)	73	(184)
Capital contributions of non-controlling interest in subsidiaries		1,347	202	1
Acquisition of non-controlling interest in subsidiaries		(612)	(117)	(802)
Proceeds from sales of non-controlling interest in subsidiaries		2,507	2,528	-
Dividends paid		(1,392)	-	-
Receipts from claims		-	-	90
Dividends paid to non-controlling interest in subsidiaries		(1,259)	(2,037)	(106)
Acquisition of derivative financial instruments		-	(131)	-
Proceeds net from derivative financial instruments, net		81	151	1,331
Net cash (used in) generated from continuing financing activities		(6,125)	4,140	(859)
Net cash generated from (used in) discontinued financing activities		2,258	(2,603)	(3,109)
Net cash (used in) generated from financing activities		(3,867)	1,537	(3,968)
Net (decrease) increase in cash and cash equivalents from continuing activities		(4,384)	5,102	10,628
Net increase (decrease) in cash and cash equivalents from discontinued activities		3,283	3,426	(2,247)
Net (decrease) increase in cash and cash equivalents		(1,101)	8,528	8,381
Cash and cash equivalents at beginning of year	13	24,854	13,866	375
Net decrease in cash and cash equivalents reclassified to held for sale		(347)	(157)	-
Foreign exchange gain on cash and changes in fair value of cash equivalents		13,911	2,617	5,110
Cash and cash equivalents at end of year	13	37,317	24,854	13,866

The accompanying notes are an integral part of these Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company and IFIS Limited our ultimate parent company.

These Consolidated Financial Statements have been approved for issue by the Board of Directors on September 4, 2018.

The Group has established two Operations Centers, Argentina and Israel, to manage its global business, mainly through the following companies:

(i) Corresponds to Group’s associates, which are hence excluded from consolidation.
(ii) The results are included in discontinued operations, due to the loss of control in June 2018 (Note 4.G.)
(iii) Disclosed as financial assets held for sale.
(iv) Assets and liabilities are disclosed as held for sale and the results as discontinued operations.
(v) See Note 4 for more information about the change within the Operations Center in Israel.

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

IRSA Inversiones y Representaciones Sociedad Anónima

The activities of the Group’s “Others” segment is carried out mainly through BHSA, where IRSA holds, directly or indirectly, a 29.91% interest (considering treasury shares). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA's shares are listed on the BASE (BYMA: BHIP). Besides that, the Group has a 43.93% indirect equity interest in Tarshop, whose main activities are credit card and loan origination transactions.

Operations Center in Israel

The activities of the Operations Center in Israel are mainly developed through the subsidiaries, IDBD and DIC, whose activities correspond to one of the Israeli largest and most diversified conglomerates, which are involved, through its subsidiaries and other investments, in several markets and industries, including real estate, supermarkets, insurance, telecommunications, etc.; controlling or holding an equity interest in companies such as Clal (Insurance), Cellcom (Telecommunications), Shufersal (Supermarkets), PBC (Real Estate), among others. IDBD is listed in the TASE as a “Debentures Company” in accordance with Israeli law, since some series of bonds are traded in that Exchange.

It should be noted that the financial position of IDBD, DIC and its subsidiaries at the Operations Center in Israel does not affect the financial position of IRSA and subsidiaries at the Operations Center in Argentina.

In addition, the commitments and other covenants resulting from IDBD and DIC’s financial debt do not have impact on IRSA since such indebtedness has no recourse against IRSA and it is not guaranteed by IRSA’s assets.

2.
Summary of significant accounting policies

2.1.
Basis of preparation of the Consolidated Financial Statement

(a)
Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with IFRS issued by IASB and interpretations issued by the IFRIC. All IFRS applicable as of the date of these Consolidated Financial Statements have been applied.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Bearing in mind that the downward trend in inflation observed in the previous year has reversed, noticing a significant increase in inflation during 2018, that it is also expected that the accumulated inflation rate of the last three years will exceed 100% and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes, the Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy in the terms of IAS 29, starting with the year initiated on July 1, 2018. Consequently, the Company should restate its next financial statements to be presented after the aforementioned date. However, it must be taken into account that, as of the date of issuance of these financial statements, Decree PEN 664/03 is in force, and it does not allow the presentation of restated for inflation financial statements before the National Securities Commission (CNV) and other bodies of corporate control.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement method of IAS 29 establishes that monetary assets and liabilities must not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements must be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities must be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting year / period, revealing this information in a separate line item.

As of June 30, 2018, the restatement criteria of financial information established in IAS 29 have not been applied. However, in recent years’ certain macroeconomic variables that affect the Company's businesses, such as wages and prices of inputs, have undergone annual variations of certain importance. This circumstance must be considered in the evaluation and interpretation of the financial situation and the results presented by the Company in these financial statements.

IDBD and DIC report their quarterly and annual results following the Israeli regulations, whose legal deadlines are after the deadlines in Argentina and since IDBD and DIC fiscal years end differently from IRSA, the results of operations from IDBD and DIC are consolidated with a lag of three months and adjusted for the effects of significant transactions taking place in such period. For these reasons, it is possible to obtain the quarterly results of IDBD and DIC in time so that they can be consolidated by IRSA and reported to the CNV in its consolidated financial statements within the legal deadlines set in Argentina. This way, the Group's consolidated comprehensive income for the year ended June 30, 2018 includes the results of IDBD and DIC for the 12-month period from April 1, 2017 to March 31, 2018, adjusted for the significant transactions that occurred between April 1, 2018 and June 30, 2018.

Moreover, the consolidated comprehensive income of the Group for the year ended June 30, 2016 includes the results of IDBD and DIC operations for the period from October 11, 2015 (the acquisition of control) through March 31, 2016, adjusted for those significant transactions that occurred between April 1, 2016 and June 30, 2016.

(b)
Current and non-current classification

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications in its Statement of Financial Position according to the operating cycle of each activity. Current assets and current liabilities include the assets and liabilities that are either realized or settled within 12 months from the end of the fiscal year.

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities (income tax liabilities) are presented separately from each other and from other assets and liabilities. Deferred tax assets and liabilities are in all cases presented as non-current while the rest is classifed as current and non-current.

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

(e)
Accounting criteria

The Consolidated Financial Statements have been prepared under historical cost criteria, except for investment properties, financial assets and financial liabilities (including derivative instruments) measured at fair value through profit or loss, financial assets held for sale and share-based compensation, which were measured at fair value.

(f)
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

IRSA Inversiones y Representaciones Sociedad Anónima

(g)
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

2.2.
New accounting standards

The following standards and amendments have been issued by the IASB. Below we outline the standards and amendments that may potentially have an impact on the Group at the time of application.

Standards and amendments adopted by the Group

Standards and amendments	Description	Date of mandatory adoption for the Group in the year ended on
Cycle of annual improvements 2014-2016. IFRS 12 “Disclosure of Interests in other entities”.	Clarifies the standard scope.	06-30-2018
Amendments to IAS 7 "Disclosure initiative".
Establishes that the entity shall disclose information so that users of the Financial Statements may assess the changes in liabilities resulting from financing activities, including both cash and non-cash changes.
06-30-2018
Amendments to IAS 12 "Recognition of deferred tax assets for unrealized losses".	Clarifies the accounting of deferred income tax assets in the case of unrealized losses from debt instruments measured at fair value.	06-30-2018

The adoption of these standards and amendments has not had a material impact for the Group. See details of IAS 7 modifications in Note 19.

Standards and amendments not yet adopted by the Group

Standards and amendments	Description	Date of mandatory adoption for the Group in the year ended on
Amendments to IAS 40 "Transfers of Investment Properties"	Clarifies the conditions that should be met for an entity to transfer a property to, or from, investment properties.	06-30-2019
Cycle of annual improvements 2014-2016. IAS 28 “Investments in Associates and Joint ventures”.	Clarifies that the option to measure an associate or a joint venture at fair value for a qualifying entity is available upon initial recognition.	06-30-2019
IFRS 9 “Financial Instruments”.	Adds a new impairment model based on expected losses and introduces some minor amendments to the classification and measurement of financial assets.	06-30-2019
IFRS 15 “Revenues from contracts with customers”
Provides the new revenue recognition model derived from contracts with customers. The core principle underlying the model is satisfaction of performance obligations assumed with customers. Applies to all contracts with customers, except those covered by other IFRSs, such as leases, insurance and financial instruments contracts. The standard does not address recognition of interest or dividend income.
06-30-2019
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
06-30-2019
IFRS 16 "Leases".
Will supersede IAS 17 currently in force (and associated interpretations) and its scope includes all leases, with a two specific exceptions (low cost assets’ leases and short-term leases). Under the new standard, lessees are required to account for leases under one single model in the balance sheet that is similar to the one used to account for financial leases under IAS 17. The accounting of the lessor has no significant changes.
06-30-2020

IRSA Inversiones y Representaciones Sociedad Anónima

The future adoption of these standards modifications and interpretations will not have a significant impact to the Group, except for the following:

IFRS 15: Revenues from contracts with customers

The standard introduces a new five step model for recognizing revenue from contracts with customers:

1.
Identifying the contract with the customer.
2.
Identifying separate performance obligations in the contract.
3.
Determining the transaction price.
4.
Allocating the transaction price to separate performance obligations.
5.
Recognizing revenue when the performance obligations are satisfied.

The Group will apply the cumulative effect approach, therefore, accumulated impact will be recognized in Retained earnings as of July 1, 2018. Comparative figures will not be restated.

Main effects that affect the Group:

Costs of obtaining a contract with a client:

Customer acquisition costs are capitalized when it is expected that the Group will recover these costs, instead of recognizing these costs in profit or loss as incurred. Accordingly, incremental incentives and commissions paid to Group employees while resellers for securing contracts with customers, are recognized as an asset and are amortized to profit or loss, in accordance with the expected service period from these contracts (over a period of 2-4 years).

In the statements of cash flows, customer acquisition costs paid will be presented as part of cash flows used in investing activities and the amortization of capitalized customer acquisition costs, will be presented under depreciation and amortization as part of cash flows from operating activities.

The Group applies the practical exemption specified in the standard and recognizes customer acquisition costs in profit or loss when the expected amortization period of these costs is one year or less.

Satisfaction of performance obligation in real estate contracts:

Revenues from the sale of offices and apartments will be recognized during the period of construction, in accordance with the work in progress, instead of upon the delivery or signing of the property’s deed, if one of the following conditions are met:
1. The customer simultaneously receives and consumes the benefits provided by the Group’s performance when the Group provides such services.
2.  The Group’s performance creates or enhances an asset that is controlled by the customer at the time it is being created or enhanced.
3. The Group’s performance does not create an asset with an alternative use for the Group and the Group has the enforceable right to payment for performance completed to date.

The Group will recognize revenue over time on sales contracts with customers for the development of real estate in which no alternative use exists but the sale to the client and it has the right to enforce the performance of the contract. When these conditions are not met, revenue will be recognized at the time of the deed or upon delivery of the asset.

The Group determines the amount of revenue from each contract according to the transaction price and work in progress of the asset of each customer separately.

IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for receivables or other assets not measured at fair value. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an allowance for impairment will be recorded in the amount of expected credit losses resulting from the possible non- compliance events within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase and the amount of the expected losses should be recorded.

IRSA Inversiones y Representaciones Sociedad Anónima

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new liability, the new cash flows must be discounted at the original effective interest rate, recording the impact of the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability in net income. As a result of the application of the new standard, the amount of the liabilities, whose terms were modified and for which a new effective interest rate was calculated at the time of the change in accordance with IAS 39, will be recalculated from the date of the change using the original effective interest rate.

IFRS 16: Leases

The Group is currently assessing the impact of the amendments on its Financial Statements. IFRS 16 will be effective for fiscal year beginning July 1, 2019. On the issue date of these Consolidated Financial Statements, there are no other standards or amendments, issued by the IASB that are yet to become effective and that are expected to have a material effect on the Group.

Breakdown of the expected changes to the financial position of the Group due to the application of IFRS 9 and 15 are described below:

	Current statement of financial position	IFRS 15 impact	IFRS 9 impact	Adjusted statement of financial position
ASSETS
Non-current assets
Trading properties	6,018	(3,338)	-	2,680
Investments in associates and joint ventures	24,650	24	(19)	24,655
Deferred income tax assets	380	(95)	-	285
Trade and other receivables	8,142	497	(63)	8,576
Total non-current assets	239,755	(2,912)	(82)	236,761
Current assets
Trading properties	3,232	(734)	-	2,498
Trade and other receivables	14,947	292	(32)	15,207
Total current assets	96,018	(442)	(32)	95,544
TOTAL ASSETS	335,773	(3,354)	(114)	332,305
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent
Retained earnings	37,421	127	(453)	37,095
Non-controlling interest	37,120	126	(473)	36,773
TOTAL SHAREHOLDERS’ EQUITY	74,541	253	(926)	73,868
LIABILITIES
Non-current liabilities
Trade and other payables	3,484	(1,647)	-	1,837
Borrowings	181,046	-	1,025	182,071
Deferred income tax liabilities	26,197	(43)	(268)	25,886
Total non-current liabilities	214,476	(1,690)	757	213,543
Current liabilities
Trade and other payables	14,617	(1,925)	-	12,692
Borrowings	25,587	-	55	25,642
Income tax and MPIT liabilities	522	8	-	530
Total current liabilities	46,756	(1,917)	55	44,894
TOTAL LIABILITIES	261,232	(3,607)	812	258,437
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	335,773	(3,354)	(114)	332,305

At the date of presentation of these financial statements, the analysis of IFRS 9 in some of the Group's associates is still being performed, which could modify the preceding information at the time of effective adoption.

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

IRSA Inversiones y Representaciones Sociedad Anónima

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s net assets. The Group chooses the method to be used on a case-by-case base.

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the Statement of Income as “Bargain purchase gains”.

The Group conducts its business through several operating and investment companies, the principal are listed below:
			% of ownership interest held by the Group
Name of the entity	Country	Main activity	06.30.2018	06.30.2017	06.30.2016
IRSA's direct interest:
IRSA CP (1)	Argentina	Real estate	86.34%	94.61%	94.61%
E-Commerce Latina S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Efanur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.	Argentina	Hotel	80.00%	80.00%	80.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
U.T. IRSA and Galerías Pacífico (2) (6)	Argentina	Investment	50.00%	50.00%	-
IRSA CP's direct interest:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A. (3)	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.92%	99.92%	99.14%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	-
Centro de Entretenimiento La Plata (6)	Argentina	Real estate	100.00%	-	-
Tyrus S.A.'s direct interest:
DFL (4)	Bermudas	Investment	91.57%	91.57%	91.57%
I Madison LLC	USA	Investment	-	100.00%	100.00%
IRSA Development LP	USA	Investment	-	100.00%	100.00%
IRSA International LLC	USA	Investment	100.00%	100.00%	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Liveck S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group IV LP (REIG IV)	Bermudas	Investment	-	100.00%	100.00%
Real Estate Investment Group V LP (REIG V)	Bermudas	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	USA	Investment	100.00%	100.00%	100.00%
Efanur S.A.'s direct interest:
Real Estate Investment Group VII LP (REIG VII)	Bermudas	Investment	100.00%	-	-
DFL's direct interest:
IDB Development Corporation Ltd.	Israel	Investment	100.00%	68.28%	66.28%-
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	-	-
DIL's direct interest:
Discount Investment Corporation Ltd. (4)	Israel	Investment	76.57%	77.25%	76.43%
IDBD's direct interest:
IDB Tourism (2009) Ltd.	Israel	Tourism services	100.00%	100.00%	100.00%
IDB Group Investment Inc.	Israel	Investment	100.00%	100.00%	100.00%
DIC's direct interest:
Property & Building Corporation Ltd.	Israel	Real estate	64.40%	64.40%	76.45%
Shufersal Ltd. (7)	Israel	Retail	-	54.19%	52.95%
Cellcom Israel Ltd. (5)	Israel	Telecommunications	43.14%	42.26%	41.77%
Elron Electronic Industries Ltd.	Israel	Investment	50.30%	50.30%	50.30%
Bartan Holdings and Investments Ltd.	Israel	Investment	55.68%	55.68%	55.68%
Epsilon Investment House Ltd.	Israel	Investment	68.75%	68.75%	68.75%

IRSA Inversiones y Representaciones Sociedad Anónima

(1)
    Includes interest held through E-Commerce Latina S.A. and Tyrus S.A.
(2)
    The Group has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.
(3) Includes interest held through Ritelco S.A. and Torodur S.A.
(4) Includes Tyrus's equity interest. Until the present financial year, the participation was through Tyrus S.A. and IDBD.
(5)
DIC considers it exercises effective control over Cellcom because DIC is the group with the higher percentage of votes vis-à-vis other shareholders, with a stake of 46.16%, also taking into account the historic voting performance in the                    Shareholders’ Meetings, as well as the evaluation of the holdings of the remaining shareholders, which are highly atomized.
(6)    Corresponds to acquisitions and constitutions of new entities considered not material as a whole.
(7)    Control was lost in June 30, 2018. See Note 4.G.
  Except for the aforementioned items the percentage of votes does not differ from the stake.

The Group takes into account both quantitative and qualitative aspects in order to determine which non-controlling interests in subsidiaries are considered significant.

(b)
Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – i.e., as transactions with the owners in their capacity as owners. The recorded value corresponds to the difference between the fair value of the consideration paid and/or received and the relevant share acquired and/or transferred of the carrying value of the net assets of the subsidiary.

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

(d)
Associates

Associates are all entities over which the Group has significant influence but not control, usually representing an interest between 20% and at least 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, except as otherwise indicated as explained below. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.

As of each year-end or upon the existence of evidence of impairment, a determination is made as to whether there is any objective indication of impairment in the value of the investments in associates. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the Associates and its carrying value and recognizes the amount adjacent to "Share of profit / (loss) of associates and joint ventures " in the Statement of Income and Other Comprehensive Income.

Profit and losses resulting from transactions between the Group and the associate are recognized in the Group's financial statements only to the extent of the interests in the associates of the unrelated investor. Unrealized losses are eliminated unless the transaction reflects signs of impairment of the value of the asset transferred. The accounting policies of associates are modified to ensure uniformity within Group policies.

The Group takes into account quantitative and qualitative aspects to determine which investments in associates are considered significant.

Note 8 includes summary financial information and other information of the Group's associates.

IRSA Inversiones y Representaciones Sociedad Anónima

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

Investments in joint ventures are accounted for under the equity method. Under the equity method of accounting, interests in joint ventures are initially recognized in the Consolidated Statements of Financial Position at cost and adjusted thereafter to recognize the Group’s share of post-acquisition profits or losses and other comprehensive income in the Statements of Income and Other Comprehensive Income.

The Group determines at each reporting date whether there is any objective evidence that the investment in a joint ventures is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the joint venture and its carrying value and recognizes such difference in "Share of profit / (loss) of associates and joint ventures" in the Statements of Income.

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

Foreign exchange gains and losses are presented in the Statement of Income within finance income and finance costs, as appropriate, unless they have been capitalized.

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

The accounting policy of the Group consists in accounting the translation difference of its subsidiaries by the “step-by-step” method according to IAS 21.

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

The fair value of office buildings in the Operations Center in Israel is based on discounted cash flow projections.

IRSA Inversiones y Representaciones Sociedad Anónima

As required by CNV 576/10 Resolution, valuations are performed as of the financial position date by accredited externals appraisers who have recognized professional qualifications and have recent experience in the location and category of the investment property being valued. These valuations form the basis for the carrying amounts in the Consolidated Financial Statements. The fair value of investment property reflects, among other things, rental income from current leases and other assumptions market participants would make when pricing the property under current market conditions.

Subsequent expenditures are capitalized to the asset’s carrying amount only when it is probable that future economic benefits associated with the expenditure will flow to the Group and the cost can be measured reliably. All other repairs and maintenance costs are expensed when incurred. When part of an investment property is replaced, the carrying amount of the replaced part is derecognized.

Changes in fair values are recognized in the Statement of Income under the line item “Net gain from fair value adjustment of investment properties”.

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

Investment properties are derecognized when they are disposed of or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. The disposal of properties is recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are accounted for when title to property passes to the buyer and the buyer intends to make the respective payment. In the case of conditional agreements, where such conditions have been met. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value. The difference between the discounted amount and the amount receivable is treated as interest income and recognized over the period using the effective interest method. Direct expenses related to the sale are recognized in the line "Other operating results, net" in the Statement of Income at the time they are incurred.

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

All property, plant and equipment (“PPE”) is stated at acquisition cost less depreciation and accumulated impairment, if any. The acquisition cost includes expenditures which are directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and the property is in conditions to start operating.

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

The remaining useful life as of June 30, 2018 is as follows:

Buildings and facilities	Between 5 and 50 years
Machinery and equipment	Between 3 and 24 years
Communication networks	Between 4 and 20 years
Others	Between 3 and 25 years

As of each fiscal year-end, an evaluation is performed to determine the existence of indicators of any decrease in recoverable value or useful life of assets. If there are any indicators, the recoverable amount and/or residual useful life of impaired asset(s) is estimated, and an impairment adjustment is made, if applicable. As of each fiscal year-end, the residual useful life of assets is estimated and adjusted, if necessary. The book amount of an asset is reduced to its recoverable value if the book value greater than its estimated recoverable value.

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

When assets of property, plant and equipment are transferred to investment property, the difference between the value at cost transferred and the fair value of the investment property is allocated to a reserve within equity.

2.8.
Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement.

A Group company is the lessor:

Properties leased out to tenants under operating leases are included in “Investment Properties” in the Statement of Financial Position. See Note 2.25 for the recognition of rental income.

The Group has not leased out to tenants under financial leases.

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

Operating leases where the Group acts as lessee were charged to results at the time they accrue. They mainly include offices and properties for commercial uses.

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

Goodwill is assigned to the Group's cash generating units on the basis of operating segments. The recoverable amount of a cash generating unit is determined based on fair value calculations. These calculations use the price of the CGU assets and they are compared with the book values plus the goodwill assigned to each cash generating unit.

No impairment was recorded as a result of the analysis performed.

(b)
Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of three years. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

(c)
Branding and client relationships

This relates to the fair value of brands and client relationships arising at the time of the business combination with IDBD. They are subsequently valued at cost, less the accumulated amortization or impairment. Client relationships have an average twelve-year useful life, while one of the brands have an indefinite useful life and the other ten-year useful life.

(d)
Right to receive future units under barter agreements

The Group also enters into barter transactions where it normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land. The Group generally receives monetary assets as part of the transactions and/or a right to receive future units to be constructed by developers. Such rights are initially recognized at cost (which is the fair value of the land assigned) and are not adjusted later, unless there is any sign of impairment.

At each year-end, the Group reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any of such signs exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. For intangible assets with indefinite useful lives, the Group annually reviews the existence of an impairment, or more frequently if signs of impairment are identified.

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

2.14.
Groups of assets and liabilities held for sale

The groups of assets and liabilities are classified as held for sale where the Group is expected to recover their value by means of a sale transaction (rather than through use) and where such sale is highly probable. Groups of assets and liabilities held for sale are valued at the lower of their net book value and fair value less selling costs.

IRSA Inversiones y Representaciones Sociedad Anónima

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

2.16.
Other assets

Other assets are recognized initially at cost and subsequently measured at the acquisition cost or the net realizable value, the lower. Within this item the Group includes CLN tokens (digital assets).

2.17.
Trade and other payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.18.
Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings using the effective interest method.

2.19.
Provisions

Provisions are recognized when: (i) the Group has a present (legal or constructive) obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are not recognized for future operating losses.

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

2.20.
Onerous contracts

A provision for onerous contracts is recognized when the expected benefits are lower than the costs of complying with contractual obligations. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the net expected cost of continuing the contract. Before recognizing a provision, the Group recognizes the impairment of the assets related to the mentioned contract.

IRSA Inversiones y Representaciones Sociedad Anónima

2.21.
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

2.22.
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

(e)
Share-based payments

The fair value of share-based payments is measured at the date of grant. The Group measures the fair value using the valuation technique that it considers to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations.

The fair value of the share-based payment is expensed and charged to income under the straight-line method over the vesting period in which the right to the equity instrument becomes irrevocable (“vesting period”); such value is based on the best available estimate of the number of equity instruments expected to vest. Such estimate is revised if subsequent information available indicates that the number of equity instruments expected to vest differs from original estimates.

(f)
Other long-term benefits

The net obligations of IDBD, DIC and its subsidiaries concerning employee long-term benefits, other than retirement plans, is the amount of the minimum future benefits employees have gained in exchange for their services in the current and prior periods. These benefits are discounted at their present values.

IRSA Inversiones y Representaciones Sociedad Anónima

2.23.
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

Deferred income tax is recognized, using the deferred tax liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the Statements of Financial Position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence, deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the Statements of Financial Position, dividends have been accrued as receivable a binding agreement to distribute past earnings in future has been entered into by the subsidiary or there are sale plans in the foreseeable future.

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

The minimum presumed income tax was repeeled by Law N ° 27,260 in its article 76 for the periods that begin as of January 1, 2019.

Regarding the above mentioned, considering the recent Instruction No. 2 of the Federal Administration of Public Revenues (AFIP), it is not appropriate to record the provision of the above mention tax, in the event that accounting and tax losses occur.

2.24.
Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are not included.

IRSA Inversiones y Representaciones Sociedad Anónima

2.25.
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

The Group’s lease contracts also provide that common area maintenance charges and collective promotion funds of the Group’s shopping malls are borne by the corresponding lessees, generally on a proportionally basis. These common area maintenance charges include all expenses necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area expense. The Group makes the original payment for such expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

●
Rental and services - Offices and other rental properties

Rental income from offices and other rental properties include rental income from offices leased out under operating leases, income from services and expenses recovery paid by tenants.

Rental income from offices and other rental properties is recognized in the Statements of Income on a straight-line basis over the term of the leases. When lease incentives are granted, they are recognized as an integral part of the net consideration for the use of the property and are therefore recognized on the same straight-line basis.

A substantial portion of the Group’s leases require the tenant to reimburse the Group for a substantial portion of operating expenses, usually a proportionate share of the allocable operating expenses. Such property operating expenses include necessary expenses such as property operating, repairs and maintenance, security, janitorial, insurance, landscaping, leased properties and other administrative expenses, among others. The Group manages its own rental properties. The Group makes the original payment for these expenses, which are then reimbursed by the lessees. The Group considers that it acts as a principal in these cases. The Group accrues reimbursements from tenants as service charge revenue in the period the applicable expenditures are incurred and is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

IRSA Inversiones y Representaciones Sociedad Anónima

●
Revenue from supermarkets

Revenue from the sale of goods in the ordinary course of business is recognized at the fair value of the consideration collected or receivable, net of returns and discounts. When the credit term is short and financing is that typical in the industry, consideration is not discounted. When the credit term is longer than the industry’s average, in accounting for the consideration, the Group discounts it to its net present value by using the client’s risk premium or the market rate. The difference between the fair value and the nominal amount is accounted for under financial income. If discounts are granted and their amount can be measured reliably, the discount is recognized as a reduction of revenue.

Revenues from supermarkets have been recognized in discontinued operations. See Note 4.G.

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

Revenue from the sale of mobile phone cards is initially recognized as deferred revenue and then recognized as revenue as they are used or upon expiration, whichever takes place earlier.

A transaction involving the sale of equipment to a final user normally also involves a service sale transaction. In general, this type of sale is performed without a contractual obligation by the client to consume telephone services for a minimum amount over a predetermined period. As a result, the Group records the sale of equipment separately and recognizes revenue pursuant to the transaction value upon delivery of the equipment to the client. Revenue from telephone services is recognized and accounted for as they are provided. When the client is bound to make a minimum consumption of services during a predefined period, the contract formalizes a transaction of several elements and, therefore, revenue from the sale of equipment is recorded at an amount that should not exceed its fair value, and is recognized upon delivery of the equipment to the client and provided the criteria for recognition are met. The Group ascertains the fair value of individual elements, based on the price at which it is normally sold, after taking into account the relevant discounts.

Revenue derived from long-term contracts is recognized at the present value of future cash flows, discounted at market rates prevailing on the transaction date. Any difference between the original credit and its net present value is accounted for as interest income over the credit term.

2.26.
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

2.27.
Cost of borrowings and capitalization

The costs for general and specific loans that are directly attributable to the acquisition, construction or production of suitable assets for which a prolonged period is required to place them in the conditions required for their use or sale, are capitalized as part of the cost of those assets until the assets are substantially ready for use or sale. The general loan costs are capitalized according to the average debt rate of the Group. Foreign exchange differences for loans in foreign currency are capitalized if they are considered an adjustment to interest costs. The interest earned on the temporary investments of a specific loan for the acquisition of qualifying assets are deducted from the eligible costs to be capitalized. The rest of the costs from loans are recognized as expenses in the period in which they are incurred.

IRSA Inversiones y Representaciones Sociedad Anónima

2.28.
Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When any Group’s subsidiary purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects, is included in equity.

Instruments issued by the Group that will be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset are classified as equity.

2.29.
Comparability of information

As required by IFRS 3, the information of IDBD and DIC is included in the Consolidated Financial Statements of the Group from the date that control was obtained, that is from October 11, 2015, and the prior periods were not modified by this situation. Therefore, the consolidated financial information for periods after the acquisition is not comparable with prior periods. Additionally, results for the fiscal year ended June 30, 2018 and 2017 includes 12 full months of results from IDBD and DIC, for the period beginning April 1st through March 31, while results for the fiscal year ended June 30, 2016 includes the results from IDBD for the period beginning October 11, 2015 through March 31, 2016; both adjusted for significant transactions that took place between April 1st. and June 30. Hence, the result for the reported periods are not comparable.

Furthermore, during the fiscal year ended as of June 30, 2018 and 2016, the Argentine Peso devalued against the US Dollar and other currencies by around 73% and 65%, respectively, which has an impact in comparative information presented in the Financial Statements, due mainly to the currency exposure of our income and costs from the "Offices" segment, and our assets and liabilities in foreign currency. During the fiscal year ended as of June 30, 2017, the devaluation of the Argentine Peso against the US Dollar was not significant.

The balances as of June 30, 2017 and 2016, which are disclosed for comparative porpoises arise from the Consolidated Financial Statements as of June 30, 2017. Certain items from prior fiscal years have been reclassified for consistency purposes. See Note 4.G. regarding the loss of control in Shufersal.

2.30.
Out-of-period adjustments

During the fiscal year ended June 30, 2017, the Group reclassified Ps. 31 into intangible assets, Ps. 224 into investment property, Ps. 59 into deferred tax liabilities and Ps. 133 into non-controlling interests, with modifications to such items by those amounts for the previous fiscal year. These reclassifications were not material to the Financial Statements previously issued, and are not material to these Consolidated Financial Statements, either individually or as a whole.

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
Qualitative considerations for determining whether or not the replacement of the debt instrument involves significantly different terms
The entire set of characteristics of the exchanged debt instruments, and the economic parameters represented therein:
Average lifetime of the exchanged liabilities; Extent of effects of the debt terms (linkage to index; foreign currency; variable interest) on the cash flows from the instruments.
		Classification of a debt instrument in a manner whereby it will not reflect the change in the debt terms, which will affect the method of accounting recording.	Note 13 – Financial instruments by category

4.
Acquisitions and disposals

Operations Center in Argentina

A.
Sale of ADS and shares from IRSA CP

During October 2017 and February 2018, IRSA and its subsidiaries completed the sale in the secondary market of 10,420,075 ordinary shares of IRSA CP, par value Ps. 1 per share, represented by American Depositary Shares (“ADSs”), representing four ordinary shares each, which represents nearly 8.27% of IRSA CP capital for a total amount of Ps. 2,489 (US$ 140). After the transaction, IRSA’s direct and indirect interest in IRSA CP amounts to approximately 86.34%. This transaction was accounted in equity as an increase in the equity attributable to the parent for an amount of Ps. 272, net of taxes.

B.
Acquisition of Philips Building

On June 5, 2017, the Group, through IRSA CP, acquired the Philips Building located in Saavedra, Autonomous City of Buenos Aires, next to the DOT Shopping Mall. The building has a constructed area of 10,142 square meters and is intended for office development and lease. The acquisition price was US$ 29 million, which was fully paid up as of June 30, 2017. Furthermore, IRSA CP has signed a bailment contract with the seller for a term of 7 months and 15 days, which has expired automatically on January 19, 2018.

IRSA Inversiones y Representaciones Sociedad Anónima

Operations Center in Israel

A.
Purchase of DIC shares by Dolphin

As mentioned in Note 7, in connection with the Promotion of Competition and Reduction of Concentration Law in Israel, Dolphin Netherlands B.V. made a non-binding tender offer for the acquisition of all DIC shares held by IDBD. For purposes of the transaction, a committee of independent directors has been set up to assess the tender offer and negotiate the terms and conditions. The Audit Committee has issued an opinion without reservations as to the transaction in accordance with the terms of section 72 et al. of the Capital Markets Law N° 26,831.

On November 2017, Dolphin IL, a subsidiary of Dolphin Netherlands B.V., has subscribed the final documents for the acquisition of the total shares owned by IDBD in DIC.

The transaction has been made for an amount of NIS 1,843 (equivalent to NIS 17.20 per share of DIC). The consideration was paid NIS 70 in cash (equivalent to Ps. 348 as of the date of the transaction) and NIS 1,773 (equivalent to Ps. 8,814 as of the date of the transaction) were financed by IDBD to Dolphin, maturing in five years, with the possibility of an extension of three additional years in tranches of one year each, that will accrue an initial interest of 6.5% annually, which will increase by 1% annually in case of extension for each annual tranch. Furthermore, guarantees have been implemented for IDBD, for IDBD bondholders and their creditors, through pledges of different degree of privilege over DIC shares resulting from the purchase. Moreover, a pledge will be granted in relation to 9,636,097 (equivalent to 6.38%) of the shares of DIC that Dolphin currently holds in the first degree of privilege in favor of IDBD and in second degree of privilege in favor of IDBD's creditors. This transaction has no effect in the Groups consolidation structure and has been accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps. 114.

B.
Purchase of IDBD shares to IFISA

On December 2017, Dolphin Netherlands BV, has executed a stock purchase agreement for all of the shares that IFISA held of IDBD, which amounted to 31.7% of the capital stock. In this way, as of that date, Dolphin holds the 100% of IDBD's shares.

The transaction was made at a price of NIS 398 (equivalent to NIS 1.894 per share and approximately to Ps. 1,968 as of the date of the transaction). As consideration of the transaction all receivables from IFISA to Dolphin have been canceled plus a payment of USD 33.7 (equivalents to Ps. 588 as of the date of the transaction). This transaction was accounted in equity as a decrease in the equity attributable to the parent for an amount of Ps. 2,923.

C.
Partial sale of Clal

On May 1, 2017, August 30, 2017, January 1, 2018 and May, 2018 continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD has sold in each of the abovementioned dates a 5% of its stake in Clal through a swap transaction. The consideration was set at an amount of approximately NIS 644.5 (equivalent to approximately Ps. 3,228 considering exchange date at each date). After the completion of the transaction, IDBD’s interest in Clal was reduced to 34.8% of its share capital.

D.
Agreement for New Pharm acquisition

On April 6, 2017, Shufersal entered into an agreement (the "agreement") with Hamashbir 365 Holdings Ltd. ("the seller" or "Hamashbir") for the purchase of the shares of New Pharm Drugstores Ltd. ("New Pharm"), representative of 100% of that Company’s share capital ("the shares sold"). On December 20, 2017, the transaction was completed and Shufersal became the sole shareholder of New Pharm prior to the sale of a Shufersal store and approval of the transaction by the antitrust commission. The price paid, net of the respective adjustments to the transaction price, was NIS 126 (equivalent to Ps. 630 at the date of the transaction).

IRSA Inversiones y Representaciones Sociedad Anónima

The following table resumes consideration and fair value of the acquired assets and the liabilities assumed:

December 2017
Fair value of identifiable assets and assumed liabilities:
Properties, plant and equipment	200
Inventories	380
Trade and other receivables	335
Cash and cash equivalents	25
Borrowings	(260)
Trade and other payables	(930)
Employee benefits	(25)
Provisions	(15)
Total net identifiable assets	(290)
Goodwill (pending allocation)	920
Total	630

If New Pharm had been acquired since the beginning of the year, the Group's consolidated statement of income for the year ended June 30, 2018 would show a net pro-forma discontinued operations result of Ps. 12,189.

E.
Increase of interest in Cellcom

On June 27, 2018, Cellcom raised its share capital for a gross total of NIS 280 million (approximately Ps. 2,212 as of that date). DIC took part in such raise by acquiring 6,314,200 shares for a total amount of NIS 145.9 million (approximately Ps. 1,152). In addition, on June 26, 2018, DIC engaged in a swap transaction with a bank for 1,150,000 shares of Cellcom from third parties. The following are the main characteristics of the transaction:

●
DIC has the voting rights but not the economic rights over the shares under the swap transaction,
●
The maturity of the swap is 90 days
●
The impact in results of the swap transaction is the difference of the price per share between the subscription date and the date of its cancellation.

After the abovementioned transactions the equity interest that DIC has on Cellcom rose from 42.07% to 43.14% and the percentage of voting rights rose from 45.45% to 46.16% without considering the swap transaction.

F.
Negotiations between Israir and Sun d’Or

On June 30, 2017 IDB Tourism was at an advanced stage of negotiations with Sun d’Or International Airlines Ltd. (“Sun d’Or”), a subsidiary of El Al Israel Airlines Ltd. ("El Al"), and on July 2, 2017 an agreement was signed, which has been rejected by the Antitrust Commission on January 10, 2018.

As a consequence of this process, the Group’s Financial Statements as of June 30, 2018 and 2017 present the investment in Israir as assets and liabilities held for sale, and a loss of nearly NIS 56 (approximately equivalent to Ps. 231 as of December 31, 2016 when it was reclassified to discontinued operation), as a result of measuring these net assets at the estimated recoverable value. The Group is evaluating the reasons for the objection and has appealed this situation. The group evaluated that the criteria to continue classifying the investment as discontinued operations as established by IFRS 5 are maintained.

G.
Changes of interest in Shufersal

During the fiscal year ended June 30, 2017, the Group – through DIC and several transactions – increased its interest in Shufersal capital stock by 7.7% upon payment of a net amount of NIS 235 (equivalent to approximately Ps. 935) and in March 2017, DIC sold 1.38% of Shufersal in an amount of NIS 50 (equal to Ps. 210 as of that date) Additionally, on December 24, 2017, DIC sold Shufersal shares, decreasing its stake from 53.30% to 50.12%. The consideration with respect to the sale of the shares amounted to NIS 169.5 (equivalent to Ps. 847 on the day of the transaction). Both transactions were accounted for as an equity transaction generating an increase in the equity attributable to the controlling shareholder in the amount of Ps. 287 and Ps. 385 respectively.

On June 16, 2018 DIC announced the sale of a percentage of its stake in Shufersal to institutional investors. The same was completed on June 21, 2018. The percentage sold amounted to 16.56% and the net amount charged was approximately NIS 848 (equivalent to Ps. 6,420 on the day of the transaction), consequently DIC lost control of Shufersal, so the Group deconsolidated the subsidiary on that date.

IRSA Inversiones y Representaciones Sociedad Anónima

Below are the details of the sale:

06.30.2018
Cash received	6.420
Remediation of the fair value of the remaining interest	13.164
Total	19.584
Net assets disposed including goodwill	(8.501)
Gain from the sale of a subsidiary, net of taxes (*)	11.083

(*) Includes Ps. 2,643 as a result of the sale and Ps. 8,440 as a result of the remeasurement at the fair value of the new stake.

The following table details the net assets disposed:

06.30.2018
Investment properties	4,489
Property, plant and equipment	29,001
Intangible assets	7,108
Investments in associates and joint ventures	401
Restricted assets	91
Trade and other receivables	12,240
Investments in financial assets	2,846
Derivative financial instruments	23
Inventories	6,276
Cash and cash equivalents	5,579
TOTAL ASSETS	68,054
Borrowings	21,310
Deferred income tax liabilities	2,808
Trade and other payables	23,974
Provisions	447
Employee benefits	1,279
Salaries and social security liabilities	2,392
Income tax and MPIT liabilities	8
TOTAL LIABILITIES	52,218
Non-controlling interest	7,335
Net assets disposed including goodwill	8,501

H.
Interest increase in DIC

On September 23, 2016 Tyrus acquired 8,888,888 of DIC’s shares from IDBD for a total amount of NIS 100 (equivalent to Ps. 401 as of that date), which represent 8.8% of the Company’s outstanding shares at such date.

During March 2017, IDBD exercised all of DIC’s Series 5 and 6 warrants for nearly NIS 210 (approximately equivalent to Ps. 882 as of that date), thereby increasing its direct interest in DIC to nearly 70% of such company’s share capital as of that date and the Group's equity interest to 79.47%. Subsequently, third parties not related to the Group, exercised their warrants, thus diluting the Group’s interest in DIC to 77.25%. This transaction was accounted for as an equity transaction generating a decrease in equity attributable to the controlling shareholder in the amount of Ps. 413.

I.
Sale of Adama

On August 2016, Koor (a wholly owned company by DIC) and a subsidiary of ChemChina executed an agreement to obtain the 40% of the shares of Adama held by Koor. The price of the transaction included a payment in cash of US$ 230 plus the total repayment of the non-recourse loan and its interests, which had been granted to Koor by a Chinese bank. On November 22, 2016, the sale transaction was finalized and Koor received cash in the amount of US$ 230. As of June 30, 2017, the Company recorded a gain of Ps. 4,216 pursuant to the sale. Our share in the results of Adama was retrospectively classified as discontinued operations in the Group’s Consolidated Statements of Income as from July 17, 2016 (Note 32).

J.
Partial sale of equity interest in PBC

DIC sold 12% of its equity interest in PBC for a total consideration of NIS 217 (equivalent to approximately
Ps. 810); as a result, DIC’s interest in PBC has declined to 64.4%. This transaction was accounted for as an equity transaction generating an increase in equity attributable to the controlling shareholder in the amount of Ps. 34.

IRSA Inversiones y Representaciones Sociedad Anónima

K.
Partial sale of equity interest in Gav Yam

On December 5, 2016, PBC sold 280,873 shares of its subsidiary Gav-Yam Land Corporation Ltd. for an amount of NIS 391 (equivalent to Ps. 1,616 as of that date). As a result of this transaction, the equity interest has decreased to 55.06%.  This transaction was accounted for as an equity transaction generating an increase in equity attributable to the controlling shareholder in the amount of Ps. 184.

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

Given the diversity of characteristics corresponding to the business conducted in its operations centers, the Group has decentralized the risk management policies geographically based on its two operations centers (Argentina and Israel) in order to identify and properly analyze the various types of risks to which each subsidiary is exposed.

The Group’s principal financial instruments in the Operation Center in Argentina comprise cash and cash equivalents, receivables, payables, interest bearing assets and liabilities, other financial liabilities, other investments and derivative financial instruments. The Group manages its exposure to key financial risks in accordance with the Group’s risk management policies.

The Group’s management framework in the Operation Center in Argentina includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, comprising members of senior management and a member of Cresud’s Audit Committee (Parent Company of IRSA), which reviews and oversees management’s compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

Given the diversity of the activities conducted by IDBD, DIC and its subsidiaries, and the resulting risks, IDBD and DIC manage the exposure to their own key financial risks and those of its wholly-owned subsidiaries (except for IDB Tourism) in conformity with a centralized risk management policy, with the non-wholly owned IDBD and DIC subsidiaries being responsible for establishing the risk policy, taking action to cover market risks and managing their activities in a decentralized way. Both IDBD and DIC as holding and each subsidiary are responsible for managing their own financial risks in accordance with agreed global guidelines. The Chief Financial Officers of each entity are responsible for managing the risk management policies and systems, the definition of hedging strategies, insofar as applicable and based on any restriction that may be apply as a result of financial debt, the supervision of its implementation and the answer to such restrictions. The management framework includes policies, procedures, limits and allowed types of derivative financial instruments.

This section provides a description of the principal risks that could have a material adverse effect on the Group’s strategy in each operations center, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

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

IRSA Inversiones y Representaciones Sociedad Anónima

(a)
Market risk management

The market risk is the risk of changes in the market price of financial instruments with which the Group operates. The Group’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities and equity securities of certain companies, to the extent that these are exposed to market value movements. The Group sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

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

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. The following table shows the net carrying amounts of the Company’s financial instruments nominated in US$ and NIS, broken down by the functional currencies in which the Company operates for the years ended June 30, 2018 and 2017. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

1) Operations Center in Argentina

	Net monetary position (Liability)/Asset
Functional currency	June 30, 2018	June 30, 2017
	US$	US$	NIS
Argentine Peso	(13,324)	(11,436)	-
Uruguayan Peso	(368)	(131)	-
US Dollar	-	-	1
Total	(13,692)	(11,567)	1

The Group estimates that, other factors being constant, a 10% appreciation of the US Dollar against the respective functional currencies at year-end for the Operations Center in Argentina would result in a net additional loss before income tax for the years ended June 30, 2018 and 2017 for an amount of Ps. 1,369 and Ps. 1,157, respectively. A 10% depreciation of the US Dollar against the functional currencies would have an equal and opposite effect on the statements of income.

On the other hand, the Group also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2018 and 2017 the Group has future exchange contracts pending for an amount of US$ 47.3 and US$ 12.9, respectively.

2) Operations Center in Israel

As of June 30, 2018 and 2017, the net position of financial instruments in US Dollars, which exposes the Group to the foreign currency risk amounts to Ps. (7,180) and Ps. (4,376), respectively. The Group estimates that, other factors being constant, a 10% appreciation of the US Dollar against the Israeli currency would increase loss before income tax for the year ended June 30, 2018 for an amount of Ps. 718 (Ps. 438 loss in 2017).

IRSA Inversiones y Representaciones Sociedad Anónima

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

The Group’s interest rate risk principally arises from long-term borrowings (Note 19). Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

As of June 30, 2018 and 2017, 95.5% of the Group’s long-term financial loans in this operation center have a fixed interest rate so that IRSA is not significantly exposed to the fluctuation risk of the interest rate.

1) Operations Center in Argentina

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

Note 19 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2018 and 2017.

The Group estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2018 and 2017 in the amount of Ps. 15.1 and Ps. 6.6, respectively. A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

2) Operations Center in Israel

IDBD manages the exposure to the interest rate risk in a decentralized way and it is monitored regularly by different management offices in order to confirm that there are no adverse effects over its ability to meet its financial obligations and to comply with its borrowings covenants.

As of June 30, 2018 and 2017, the 96.1% and 96.6%, respectively, of the Group’s long-term financial borrowings in this operations center are at fixed interest rate, therefore, IDBD is not significantly exposed to the interest rate fluctuation risk.

IDBD estimates that, other factors being constant, a 1% increase in floating rates at year-end would increase net loss before income tax for the year ended June 30, 2018, in Ps. 68, approximately (Ps. 21 approximately in 2017). A 1% decrease in floating rates would have an equal and opposite effect on the Statement of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Risk of fluctuations of the Consumer Price Index ("CPI") of Israel

The Operations Center in Israel has financial liabilities indexed by the Israeli CPI. As of the date of this Consolidated Financial Statements, more than half of financial liabilities arising from the Operations Center in Israel were adjusted by the Israeli CPI.

Net financial position exposure to the Israeli CPI fluctuations is managed in a decentralized way on a case-by-case basis, by entering into different derivative financial instruments, as the case may be, or by other methods, considered adequate by the Management, based on the circumstances.

As of June 30, 2018, 44.8% of the loans are affected by the evolution of the CPI. A 1% increase in the CPI would generate a loss of Ps. 721 (Ps. 427 for 2017) and a decrease of 1% generates a profit of Ps. 706 (Ps. 427 for 2017).

Other price risks

The Group is exposed to equity securities price risk or derivative financial instruments because of investments held in entities that are publicly traded, which were classified on the Consolidated Statements of Financial Position at “fair value through profit or loss”. The Group regularly reviews the prices evolution of these equity securities in order to identify significant movements.

As of June 30, 2018 and 2017 the total value of Group’s investments in shares and derivative financial instruments of public companies amounts to Ps. 391 and Ps. 300, respectively.

In the Operations Center in Israel the investment in Clal is classified on the Statements of Financial Position at “fair value through profit or loss” and represents the most significant IDBD’s exposure to price risk. IDBD has not used hedging against these risks (Note 13). IDBD regularly reviews the prices evolution of these equity securities in order to identify significant movements.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2018 of Ps. 31 (Ps. 24 in 2017) for the Operations Center in Argentina and a loss before income tax for the year ended June 30, 2018 of Ps. 1,225 (Ps. 856 in 2017) for the Operations Center in Israel. An increase of 10% on these prices would have an equal and opposite effect in the Statement of Income.

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

The Group is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables

In the Operations Center in Argentina, the credit risk is managed on a country-by-country basis. Each local entity is responsible for managing and analyzing the credit risk. In the Operations Center in Israel, under the policy established by IDBD’s board of directors, the management deposits excess cash in local banks which are not company creditors, in order to keep minimum risk values in cash balances.

The Group’s policy in each operations center is to manage credit exposure from deposits, short-term investments and other financial instruments by maintaining diversified funding sources in various financial institutions. All the institutions that operate with the Group are well known because of their experience in the market and high credit quality. The Group places its cash and cash equivalents, investments, and other financial instruments with various high credit quality financial institutions, thus mitigating the amount of credit exposure to any one institution. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents and short-term investments in the Statements of Financial Position.

IRSA Inversiones y Representaciones Sociedad Anónima

1) Operations Center in Argentina

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 91.7% and 89.6% of the Group’s total trade receivables of the operations center as of June 30, 2018 and 2017, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties. See details on Note 14.

On the other hand, property receivables related to the sale of trading properties represent 2.1%, 4.4% of the Group’s total trade receivables as of June 30, 2018 and 2017, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

2) Operations Center in Israel

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

Trade receivables from investment and development property activities are primarily derived from leases and services from shopping malls, offices and other rental properties; receivables from the sale of trading properties and investment properties (primarily undeveloped land and non-retail rental properties). IDBD has a large customer base and is not dependent on any single customer. The credits for sales from the activities of telecommunications and supermarkets do not present large concentrations of credit risk, not depending on a few customers and with most of their transactions in cash or with credit cards. (See Note 14 for details).

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

Each operation center monitors its current and projected financial position using several key internally generated reports: cash flow; debt maturity; and interest rate exposure. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions, movements in interest rates and changes in property values on the key profitability, liquidity and balance sheet ratios.

IRSA Inversiones y Representaciones Sociedad Anónima

The debt of each operation center and the derivative positions are continually reviewed to meet current and expected debt requirements. Each operation center maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with each operation center needs, by spreading the repayment dates and extending facilities, as appropriate.

The tables below show financial liabilities, including each operation center derivative financial liabilities groupings based on the remaining period at the Statements of Financial Position to the contractual maturity date. The amounts disclosed in the tables are the contractual undiscounted cash flows and as a result, they do not reconcile to the amounts disclosed on the Statements of Financial Position. However, undiscounted cash flows in respect of balances due within 12 months generally equal their carrying amounts in the Statements of Financial Position, as the impact of discounting is not significant. The tables include both interest and principal flows.

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

1) Operations Center in Argentina

June 30, 2018	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	1,277	127	12	10	3	1,429
Borrowings (excluding finance leases liabilities)	3,837	7,787	7,807	1,236	11,450	32,117
Finance leases obligations	7	6	2	-	-	15
Derivative Financial Instruments	-	-	-	-	46	46
Total	5,121	7,920	7,821	1,246	11,499	33,607

June 30, 2017	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	752	8	6	2	5	773
Borrowings (excluding finance leases liabilities)	1,656	529	528	525	6,749	9,987
Finance leases obligations	2	1	1	-	-	4
Derivative Financial Instruments	5	-	-	-	-	5
Total	2,415	538	535	527	6,754	10,769

2) Operations Center in Israel

June 30, 2018	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	12,080	1,191	1,326	-	-	14,597
Borrowings	29,733	26,639	22,256	23,734	114,113	216,475
Lease obligations	16	-	-	-	-	16
Purchase obligations	3,921	1,823	639	347	229	6,959
Derivative Financial Instruments	8	-	-	-	-	8
Total	45,758	29,653	24,221	24,081	114,342	238,055

June 30, 2017	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	16,850	1,584	692	-	-	19,126
Borrowings	23,733	18,084	20,837	13,353	67,537	143,544
Lease obligations	10	5	5	5	-	25
Purchase obligations	1,135	1,140	873	5	-	3,153
Derivative Financial Instruments	62	76	-	-	-	138
Total	41,790	20,889	22,407	13,363	67,537	165,986

See Note 19 for a description of the commitments and restrictions related to loans and the ongoing renegotiations.

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

The following tables details the Group’s key metrics in relation to managing its capital structure. The ratios are within the ranges previously established by the Group’s strategy.

Operation Center in Argentina

	June 30, 2018	June 30, 2017	June 30, 2016
Gearing ratio (i)	40.83%	31.66%	29.91%
Debt ratio (ii)	40.58%	29.13%	25.27%

Operation Center in Israel

	June 30, 2018	June 30, 2017	June 30, 2016
Gearing ratio (i)	82.85%	81.95%	82.74%
Debt ratio (ii)	148.46%	128.04%	137.75%

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

Segment information is reported from two perspectives: geographic presence (Argentina and Israel) and products and services. In each operations center, the Group considers separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks. Management believes the operating segment clustering in each operations center reflects similar economic characteristics in each region, as well as similar products and services offered, types of clients and regulatory environments.

As of fiscal year 2018, the CODM reviews certain corporate expenses associated with each operation center in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the "Corporate" segment of each operation center. Additionally, as of fiscal year 2018, the CODM also reviews the office business as a single segment and the entertainment business in an aggregate and separate manner from offices, including that concept in the "Others" segment. Segment information for years 2017 and 2016 has been recast for the purposes of comparability with the present year.

Below is the segment information which was prepared as follows:

● Operations Center in Argentina:

Within this operations center, the Group operates in the following segments:

o
The “Shopping Malls” segment includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Group.
o
The “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities.

o
The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included.
o
The "Hotels" segment includes the operating results mainly comprised of room, catering and restaurant revenues.
o
The “International” segment includes assets and operating profit or loss from business related to associates Condor (hotels) and Lipstick (offices).
o
The “Others” segment primarily includes the entertainment activities through La Arena and La Rural S.A. and the financial activities carried out by BHSA and Tarshop.
o
The “Corporate” segment includes the expenses related to the corporate activities of the Operations Center in Argentina.

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements, except for the following:

●
Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method the profit/loss generated and assets are reported in the Statement of Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

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

Within the Operations Center in Argentina, most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for the share of profit / (loss) of associates included in the “International” segment located in USA.

Revenues for each reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

● Operations Center in Israel:

Within this operations center, the Group operates in the following segments:

o
The “Real Estate” segment in which, through PBC, the Group operates rental properties and residential properties in Israel, USA and other parts of the world and carries out commercial projects in Las Vegas, USA.
o
The “Supermarkets” segment in which, through Shufersal, reclassified to discontinued operations in the current year, the Group mainly operates a supermarket chain in Israel.
o
The “Telecommunications” segment includes Cellcom whose main activities include the provision of mobile phone services, fixed line phone services, data and Internet, among others.
o
The "Insurance" segment includes the investment in Clal, insurance company which main activities includes pension and social security insurance, among others. As stated in Note 14, the Group does not have control over Clal; therefore, the business is reported in a single line as a financial asset held for sale and valued at fair value.
o
The "Others" segment includes other diverse business activities, such as technological developments, tourism, oil and gas assets, electronics, and others.
o
The "Corporate" segment includes the expenses related with the activities of the holding company

The CODM periodically reviews the results and certain asset categories and assesses performance of operating segments of this operations center based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of associates and joint ventures. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the Consolidated Financial Statements.

As stated under Note 2, the Group consolidates results derived from its operations center in Israel with a three-month lag, adjusted for the effects of significant transactions. Hence, IDBD’s results for the period extending from October 11, 2015 (acquisition date) through March 31, 2016 are included under comprehensive income of the Group for the fiscal year ended June 30, 2016. For the fiscal years ended June 30, 2018 and 2017, a full twelve-month period is consolidated, also with a three-month lag and adjusted for the effects of significant transactions.

Goods and services exchanged between segments are calculated on the basis of established prices. Intercompany transactions between segments, if any, are eliminated.

Below is a summary of the Group’s lines of business and a reconciliation between the results from operations as per segment information and the results from operations as per the Statements of Income for the years ended June 30, 2018, 2017 and 2016:

	June 30, 2018
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Discontinued operations (2)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (3)	Total as per statement of income / statement of financial position
Revenues	5,308	86,580	91,888	(46)	(60,470)	1,726	(10)	33,088
Costs	(1,066)	(61,395)	(62,461)	29	44,563	(1,760)	-	(19,629)
Gross profit	4,242	25,185	29,427	(17)	(15,907)	(34)	(10)	13,459
Net gain from fair value adjustment of investment properties	21,347	2,160	23,507	(738)	(164)	-	-	22,605
General and administrative expenses	(903)	(3,870)	(4,773)	13	878	-	13	(3,869)
Selling expenses	(432)	(16,986)	(17,418)	6	12,749	-	-	(4,663)
Other operating results, net	(78)	467	389	19	177	-	(3)	582
Profit / (loss) from operations	24,176	6,956	31,132	(717)	(2,267)	(34)	-	28,114
Share of (loss) / profit of associates and joint ventures	(1,269)	(43)	(1,312)	611	(20)	-	-	(721)
Segment profit / (loss)	22,907	6,913	29,820	(106)	(2,287)	(34)	-	27,393
Reportable assets	66,443	266,802	333,245	(347)	-	-	16,178	349,076
Reportable liabilities	-	(215,452)	(215,452)	-	-	-	(45,780)	(261,232)
Net reportable assets	66,443	51,350	117,793	(347)	-	-	(29,602)	87,844

	June 30, 2017
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Discontinued operations (2)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (3)	Total as per statement of income / statement of financial position
Revenues	4,311	68,422	72,733	(41)	(47,168)	1,490	(10)	27,004
Costs	(912)	(49,110)	(50,022)	18	35,488	(1,517)	-	(16,033)
Gross profit	3,399	19,312	22,711	(23)	(11,680)	(27)	(10)	10,971
Net gain from fair value adjustment of investment properties	4,271	374	4,645	(192)	(113)	-	-	4,340
General and administrative expenses	(683)	(3,173)	(3,856)	5	624	-	8	(3,219)
Selling expenses	(355)	(13,093)	(13,448)	5	9,434	-	2	(4,007)
Other operating results, net	(68)	(196)	(264)	(6)	64	-	-	(206)
Profit / (loss) from operations	6,564	3,224	9,788	(211)	(1,671)	(27)	-	7,879
Share of (loss) / profit of associates and joint ventures	(94)	105	11	174	(76)	-	-	109
Segment profit / (loss)	6,470	3,329	9,799	(37)	(1,747)	(27)	-	7,988
Reportable assets	44,885	178,964	223,849	(193)	-	-	7,586	231,242
Reportable liabilities	-	(155,235)	(155,235)	-	-	-	(28,671)	(183,906)
Net reportable assets	44,885	23,729	68,614	(193)	-	-	(21,085)	47,336

IRSA Inversiones y Representaciones Sociedad Anónima

	June 30, 2016
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Discontinued operations (2)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (3)	Total as per statement of income / statement of financial position
Revenues	3,289	27,077	30,366	(29)	(18,607)	1,194	(8)	12,916
Costs	(658)	(19,252)	(19,910)	12	14,063	(1,207)	6	(7,036)
Gross profit	2,631	7,825	10,456	(17)	(4,544)	(13)	(2)	5,880
Net gain / (loss) from fair value adjustment of investment properties	18,209	(271)	17,938	(379)	(23)	-	-	17,536
General and administrative expenses	(487)	(1,360)	(1,847)	1	200	-	7	(1,639)
Selling expenses	(264)	(5,442)	(5,706)	2	3,862	-	-	(1,842)
Other operating results, net	(12)	(32)	(44)	(2)	19	-	(5)	(32)
Profit / (loss) from operations	20,077	720	20,797	(395)	(486)	(13)	-	19,903
Share of profit of associates and joint ventures	127	123	250	258	-	-	-	508
Segment profit / (loss)	20,204	843	21,047	(137)	(486)	(13)	-	20,411
Reportable assets	39,294	147,470	186,764	(142)	-	-	5,519	192,141
Reportable liabilities	-	(132,989)	(132,989)	-	-	-	(23,296)	(156,285)
Net reportable assets	39,294	14,481	53,775	(142)	-	-	(17,777)	35,856

(1) Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(2) Corresponds to Shufersal’s deconsolidation, the Group lost control in June 2018. See Note 4.G.
(3) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 2,452, Ps. 72 and Ps. 45, as of June 30, 2018, 2017 and 2016, respectively.

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina for the fiscal years ended June 30, 2018, 2017 and 2016:

	June 30, 2018
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	3,665	532	120	973	-	-	18	5,308
Costs	(330)	(45)	(44)	(624)	-	-	(23)	(1,066)
Gross profit / (loss)	3,335	487	76	349	-	-	(5)	4,242
Net gain from fair value adjustment of investment properties	11,340	5,004	4,771	-	-	-	232	21,347
General and administrative expenses	(320)	(87)	(78)	(193)	(46)	(151)	(28)	(903)
Selling expenses	(238)	(57)	(21)	(114)	-	-	(2)	(432)
Other operating results, net	(57)	(4)	11	(17)	(23)	-	12	(78)
Profit / (loss) from operations	14,060	5,343	4,759	25	(69)	(151)	209	24,176
Share of profit of associates and joint ventures (**)	-	-	26	-	(1,923)	-	628	(1,269)
Segment profit / (loss)	14,060	5,343	4,785	25	(1,992)	(151)	837	22,907

Investment properties and trading properties	40,468	13,132	10,669	-	-	-	625	64,894
Investment in associates and joint ventures (*)	-	-	163	-	(1,740)	-	2,595	1,018
Other operating assets	82	42	46	172	89	-	100	531
Operating assets	40,550	13,174	10,878	172	(1,651)	-	3,320	66,443

(*) Includes the investments in Condor for Ps. 697 and New Lipstick for Ps. (2,437). See Note 18.
(**) Includes the results of New Lipstick for Ps. (2,380). See Note 18

From all the revenues corresponding to the Operations Center in Argentina, the 100% are originated in Argentina. No external client represents 10% or more of revenue of any of the reportable segments.

From all of the assets corresponding to the Operations Center in Argentina segments, Ps. 68,094 are located in Argentina and Ps. (1,651) in other countries, principally in USA for Ps. (1,653) and Uruguay for Ps. 2.

IRSA Inversiones y Representaciones Sociedad Anónima

	June 30, 2017
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	3,047	434	99	725	-	-	6	4,311
Costs	(350)	(29)	(43)	(486)	-	-	(4)	(912)
Gross profit	2,697	405	56	239	-	-	2	3,399
Net gain from fair value adjustment of investment properties	2,068	1,359	849	-	-	-	(5)	4,271
General and administrative expenses	(261)	(70)	(40)	(135)	(43)	(132)	(2)	(683)
Selling expenses	(188)	(46)	(21)	(97)	-	-	(3)	(355)
Other operating results, net	(58)	(12)	(36)	(1)	27	-	12	(68)
Profit / (loss) from operations	4,258	1,636	808	6	(16)	(132)	4	6,564
Share of profit of associates and joint ventures	-	-	14	-	(196)	-	88	(94)
Segment profit / (loss)	4,258	1,636	822	6	(212)	(132)	92	6,470

Investment properties and trading properties	28,799	7,422	5,326	-	-	-	247	41,794
Investment in associates and joint ventures	-	-	95	-	570	-	2,054	2,719
Other operating assets	79	77	47	167	2	-	-	372
Operating assets	28,878	7,499	5,468	167	572	-	2,301	44,885

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

	June 30, 2016
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,409	332	8	534	-	-	6	3,289
Costs	(250)	(25)	(20)	(361)	-	-	(2)	(658)
Gross profit / (loss)	2,159	307	(12)	173	-	-	4	2,631
Net gain from fair value adjustment of investment properties	16,132	1,268	773	-	-	-	36	18,209
General and administrative expenses	(179)	(85)	(24)	(103)	(24)	(72)	-	(487)
Selling expenses	(145)	(24)	(23)	(69)	-	-	(3)	(264)
Other operating results, net	(63)	(6)	(34)	(2)	92	-	1	(12)
Profit / (loss) from operations	17,904	1,460	680	(1)	68	(72)	38	20,077
Share of profit of associates and joint ventures	-	-	5	-	(129)	-	251	127
Segment profit / (loss)	17,904	1,460	685	(1)	(61)	(72)	289	20,204

Investment properties and trading properties	26,613	5,534	4,573	-	-	-	252	36,972
Investment in joint ventures and associates	-	-	62	-	143	-	1,762	1,967
Other operating assets	75	21	93	164	2	-	-	355
Operating assets	26,688	5,555	4,728	164	145	-	2,014	39,294

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

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the lines of business of Group’s operations center in Israel for the years ended June 30, 2018, 2017 and 2016:

	June 30, 2018
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	6,180	60,470	19,347	-	-	583	86,580
Costs	(2,619)	(44,563)	(13,899)	-	-	(314)	(61,395)
Gross profit	3,561	15,907	5,448	-	-	269	25,185
Net gain from fair value adjustment of investment properties	1,996	164	-	-	-	-	2,160
General and administrative expenses	(363)	(878)	(1,810)	-	(374)	(445)	(3,870)
Selling expenses	(115)	(12,749)	(3,974)	-	-	(148)	(16,986)
Other operating results, net	98	(177)	140	-	434	(28)	467
Profit / (loss) from operations	5,177	2,267	(196)	-	60	(352)	6,956
Share of profit / (loss) of associates and joint ventures	167	20	-	-	-	(230)	(43)
Segment profit / (loss)	5,344	2,287	(196)	-	60	(582)	6,913

Operating assets	134,038	13,304	49,797	12,254	21,231	36,178	266,802
Operating liabilities	(104,202)	-	(38,804)	(1,214)	(68,574)	(2,658)	(215,452)
Operating assets (liabilities), net	29,836	13,304	10,993	11,040	(47,343)	33,520	51,350

	June 30, 2017
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	4,918	47,277	15,964	-	-	263	68,422
Costs	(2,333)	(35,432)	(11,183)	-	-	(162)	(49,110)
Gross profit	2,585	11,845	4,781	-	-	101	19,312
Net gain from fair value adjustment of investment properties	261	113	-	-	-	-	374
General and administrative expenses	(290)	(627)	(1,592)	-	(384)	(280)	(3,173)
Selling expenses	(91)	(9,517)	(3,406)	-	-	(79)	(13,093)
Other operating results, net	46	(52)	(36)	-	(48)	(106)	(196)
Profit / (loss) from operations	2,511	1,762	(253)	-	(432)	(364)	3,224
Share of profit / (loss) of associates and joint ventures	46	75	-	-	-	(16)	105
Segment profit / (loss)	2,557	1,837	(253)	-	(432)	(380)	3,329

Operating assets	79,427	38,521	31,648	8,562	14,734	6,072	178,964
Operating liabilities	(64,100)	(29,239)	(25,032)	-	(33,705)	(3,159)	(155,235)
Operating assets (liabilities), net	15,327	9,282	6,616	8,562	(18,971)	2,913	23,729

	June 30, 2016
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	1,538	18,610	6,655	-	-	274	27,077
Costs	(467)	(14,076)	(4,525)	-	-	(184)	(19,252)
Gross profit	1,071	4,534	2,130	-	-	90	7,825
Net (loss) / gain from fair value adjustment of investment properties	(294)	23	-	-	-	-	(271)
General and administrative expenses	(100)	(203)	(708)	-	(321)	(28)	(1,360)
Selling expenses	(29)	(3,907)	(1,493)	-	-	(13)	(5,442)
Other operating results, net	(19)	(13)	-	-	-	-	(32)
Profit / (loss) from operations	629	434	(71)	-	(321)	49	720
Share of profit / (loss) of associates and joint ventures	226	-	-	-	-	(103)	123
Segment profit / (loss)	855	434	(71)	-	(321)	(54)	843

Operating assets	60,678	29,440	27,345	4,602	1,753	23,652	147,470
Operating liabilities	(49,576)	(23,614)	(21,657)	-	(10,441)	(27,701)	(132,989)
Operating assets (liabilities), net	11,102	5,826	5,688	4,602	(8,688)	(4,049)	14,481

From all revenues corresponding to the Operations Center in Israel, Ps. 1,482 are originated in USA (Ps. 1,149 in 2017) and the remaining in Israel. No external client represents 10% or more of the revenue of any of the reportable segments. From all assets corresponding to the Operations Center in Israel segments, Ps. 34,930 are located in USA
(Ps. 21,781 in 2017), Ps. 1,049 (Ps. 768 in 2017) in India and the remaining are located in Israel.

IRSA Inversiones y Representaciones Sociedad Anónima

7.
Information about the main subsidiaries

The Group conducts its business through several operating and holding subsidiaries. The Group considers that the subsidiaries below are the ones with significant non-controlling interests to the Group.

	Direct interest of non-controlling interest %(1)	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets	Book value of non-controlling interests
	As of June 30, 2018
Elron	49.70%	1,933	1,610	252	24	3,267	2,351
PBC	35.60%	23,655	108,704	16,033	90,620	25,706	21,730
Cellcom (2)	57.90%	21,185	27,648	12,601	26,109	10,123	6,391
IRSA CP	13.66%	10,670	57,074	2,497	27,284	37,963	4,995

	As of June 30, 2017
Elron	49.68%	1,669	1,183	162	10	2,680	1,975
PBC	35.56%	10,956	64,345	10,503	49,902	14,896	11,161
Cellcom (2)	57.74%	11,209	18,273	8,171	15,974	5,337	3,706
IRSA CP	5.39%	4,515	37,907	1,801	17,605	23,016	1,194

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Total comprehensive income / (loss) attributable to non-controlling interest	Cash of Operating activities	Cash of investing activities	Cash of financial activities	Net Increase (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
	Year ended June 30, 2018
Elron	-	(512)	(80)	(510)	(327)	343	(132)	(116)	(155)
PBC	6,183	2,958	(181)	1,060	3,073	27	(1,191)	1,909	717
Cellcom (2)	19,145	(509)	5	(504)	3,997	(2,574)	382	1,805	-
IRSA CP	5,949	15,656	15,656	556	3,624	(3,861)	1,800	1,563	(716)

	Year ended June 30, 2017
Elron	-	(427)	(63)	(342)	(235)	147	(200)	(288)	106
PBC	4,877	886	(353)	1,254	2,470	(2,208)	283	545	(975)
Cellcom (2)	15,739	(329)	-	(224)	2,348	(1,574)	(1,348)	(574)	-
IRSA CP	4,997	3,378	3,378	117	2,875	(148)	(958)	1,769	(831)

(1) Corresponds to the direct interest from the Group.
(2) DIC considers it exercises effective control over Cellcom because DIC is the group with the higher percentage of votes vis-à-vis other shareholders, being 46.16%, also taking into account the historic voting performance in the Shareholders’ Meetings.

Restrictions, commitments and other relevant issues

Analysis of the impact of the Concentration Law

On December 2013, was published in the Official Gazette of Israel the Promotion of Competition and Reduction of Concentration Law N°, 5774-13 (‘the Concentration Law’) which has material implications for IDBD, DIC and its investors, including the disposal of the controlling interest in Clal. In accordance with the provisions of the law, the structures of companies that make public offer of their securities are restricted to two layers of public companies.

In November 2017, Dophin IL, a subsidiary of Dolphin Netherlands B.V. acquired all the shares owned by IDBD in DIC (See note 4). Thus, the section required by the aforementioned law for the year 2017 is completed.

Prior to December 31, 2019 the Group should reduce its control structure of companies that make public offer in Israel to two layers. It currently has three layers of public companies (DIC, PBC and Gav-Yam). The management is analyzing which are the steps to retain control over the Group subsidiaries and meet the requirements of the Law. These alternatives may include corporate reorganizations of the Operations Center in Israel.

Dolphin arbitration process

There is an arbitration process going on between Dolphin and ETH (previous shareholder of IDBD) in relation to certain issues connected to the control obtainment of IDBD. In the arbitration process the parties have agreed to designate Eyal Rosovshy and Giora Erdinas to promote a mediation. On August 17, 2017, a mediation hearing was held and the parties failed to reach an agreement. On January 31, 2018, the parties agreed to follow the process in court. As of the date of presentation of these consolidated financial statements, there have been no other developments in the process and it is still pending resolution. Management, based on the opinion of its legal advisors, considers that the resolution of the present litigation will not have an adverse effect for Dolphin.

IRSA Inversiones y Representaciones Sociedad Anónima

IDBD: Acquisition of non-controlling interest

In March 2016, after the amendments to the agreements for the acquisition of the IDBD shares from its minority shareholders, Dolphin acquired all the shares outstanding on March 29, 2016 from non-controlling shareholders of IDBD (except for those held by IFISA). The price paid for each IDBD share held by non-controlling shareholders was NIS 1.25 per share in cash plus NIS 1.20 per share in bonds of the IDBD Series 9 (the “IDBD Bonds”). Additionally, Dolphin undertook to pay NIS 1.05 per share (subject to adjustments) in cash if Dolphin, either directly or indirectly, gained control of Clal (more than 30%), or else if IDBD sold a controlling shareholding in Clal (more than 30% to a third party) under certain parameters (the “payment for Clal”), which refers mainly to Clal’s sale price at a price which exceeds 75% of its book value upon execution of the sale agreement (subject to adjustments) and, under certain circumstances, the proportion of Clal shares sold by IDBD. It is worth noting that, the obligation to make such contingent payment will only expire if the sale of a controlling interest is completed (more than 30% to a third party), or if Dolphin obtains the control permission from Clal.

In addition, Dolphin agreed to pay certain minority shareholders which held warrants that were excersised until March 28, 2016 with IDBD bonds (based on the adjusted nominal value, which was completed) in an amount equal to the difference between NIS 2.45 per share and the exercise price of the warrants and to be entitled to the Clal payment.

As guaranty of the payment, Dolphin pledged 28% of its IDBD shares, as well as all its rights in relation to the subordinated loan granted in the amount of NIS 210 on December 2015 to IDBD (see Note 27), until the payment obligation to Clal has been completed or has expired after which the pledge will be discharged. Should new shares be issued by IDBD, Dolphin will have to pledge additional shares until completing the 28% of all IDBD share capital. This pledge replaces the pre-existing pledge. Additionally, Dolphin agreed not to exercise its right to convert the subordinated loans into shares of IDBD until the pledge described above has been released.

As of the date of issuance of these Consolidated Financial Statements, the only outstanding payment is that owed to Clal, in the event that the described conditions are fulfilled.

Capital issuance in subsidiaries without participation of the Group

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

During April 2017, Gav Yam increased its share capital by NIS 180 (equivalent to approximately Ps. 810 on the issue date); PBC did not take part in the offering, thus reducing its interest to 51.70% as of that date.

8.
Investments in associates and joint ventures

Changes if the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2018 and 2017 were as follows:

	June 30, 2018	June 30, 2017
Beginning of the year	7,813	16,835
Increase in equity interest in associates and joint ventures	343	1,102
Issuance of capital and contributions (ii)	156	160
Capital reduction	(284)	(32)
Decrease for control obtainment	-	(59)
Distribution of non-controlling interest	-	107
Decrease of interest in associate	(339)	-
Share of (loss) / profit	(701)	378
Cumulative translation adjustment	3,056	232
Transfer to loans to associates (i)	(190)	-
Dividends (ii)	(319)	(250)
Distribution for associate liquidation (iii)	(72)	-
Incorporation of deconsolidated subsidiary, net (see Note 4.G.)	12,763	-
Reclassification to held for sale	(44)	(10,709)
Others	16	49
End of the year (iv)	22,198	7,813

(i)
Corresponds to a reclassification made at the time of formalizing the loan repayment terms with the associate in the Operations Center in Israel.
(ii)
See Note 29.
(iii)
Corresponds to the distribution of the income from Baicom’s liquidation.
(iv)
Includes Ps. (2,452) and Ps. (72) reflecting interests in companies with negative equity as of June 30, 2018 and 2017, respectively, which are disclosed in “Provisions” (see Note 18).

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2018 and 2017, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2018, 2017 and 2016:

	% ownership interest			Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	June 30, 2018	June 30, 2017	June 30, 2016	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017	June 30, 2016
Associates
New Lipstick (1)	49.90%	49.90%	49.90%	(2,452)	(72)	(2,380)	(201)	(64)
BHSA (2)	29.91%	30.66%	30.66%	2,250	1,693	618	83	259
Condor (3)	18.90%	28.72%	25.53%	696	634	450	53	(27)
Adama (4)	N/A	N/A	40.00%	N/A	N/A	N/A	N/A	4,141
PBEL	45.40%	45.40%	45.40%	1,049	768	389	262	194
Shufersal (7)	33.56%	N/A	N/A	12,763	N/A	N/A	N/A	N/A
Other associates	0.00%	0.00%	0.00%	2,610	1,552	978	(322)	465
Joint ventures
Quality (5)	50.00%	50.00%	50.00%	1,062	482	541	119	155
La Rural S.A.	50.00%	50.00%	-	94	113	14	15	-
Mehadrin (6)	45.41%	45.41%	45.41%	2,272	1,312	961	309	433
Other joint ventures	N/A	N/A	N/A	1,854	1,331	804	292	446
Total associates and joint ventures				22,198	7,813	2,375	610	6,002

				Latest financial statements issued
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	Profit / (loss) for the year	Shareholders’ equity
Associates
New Lipstick (1)	U.S.	Real estate	N/A	-	(*) (11)	(*) (178)
BHSA (2)	Argentina	Financial	448,689,072	(***) 1.500	(***) 2.238	(***) 8.719
Condor (3)	U.S.	Hotel	2,198,225	N/A	(*) 1	(*) 109
Adama (4)	Israel	Agrochemical	N/A	N/A	N/A	N/A
PBEL	India	Real estate	450	(**) 1	(**) (76)	(**) (465)
Shufersal (7)	Israel	Retail	79,282,087	N/A	N/A	N/A
Other associates				N/A	N/A	N/A
Joint ventures
Quality (5)	Argentina	Real estate	120,827,022	242	1,079	2,113
La Rural S.A.	Argentina	Organization of events	714,498	1	78	157
Mehadrin (6)	Israel	Agriculture	1,509,889	(**) 3	(**) 57	(**) 595
Other joint ventures			-	N/A	N/A	N/A

(1)
New Lipstick's equity comprises a rental office building in New York City known as the “Lipstick Building” with related debt. Metropolitan, a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, which amounted to US$ 113.1, and obtained a debt reduction of US$ 20 by the lending bank, an extension to April 30, 2020 and an interest rate reduction from LIBOR + 4 b.p. to 2 b.p. upon payment of US$ 40 in cash (US$ 20 in September 2017 and US$ 20 in October 2017), of which IRSA has contributed with US$ 20. Following the renegotiation, Metropolitan’s debt amounts to US$ 53.1. Additionally, Metropolitan has agreed to exercise on or before February 1, 2019 the purchase option on part of the land where the property is built and, to deposit the sum of money corresponding to 1% of the purchase price. Furthermore, Metropolitan has agreed to cause IRSA and other shareholders to furnish the bank, on or before February 1, 2020, with a payment guarantee with acceptable financial ratios fot the Bank for the outstanding balance of the purchase price, or a letter of credit in relation to the loan balance then outstanding.
(2)
BHSA is a full-service commercial bank offering a wide variety of banking activities and related financial services to individuals, small- and medium-sized companies and large corporations. The effect of Treasury shares was considered. Share market value is Ps. 6.65 per share
(3)
Condor is a hotel-focused real estate investment trust (REIT). Share market value as of June 30, 2018 is Ps. 10.70 per share.
(4)
Adama is specialized in the chemical industry, mainly, in the agrochemical industry. See note 4.I.
(5)
Quality is engaged in the operation of the San Martín premises (formerly owned by Nobleza Piccardo S.A.I.C. y F.).
(6)
Mehadrin is a company engaged in the production and exports of citrus, fruits and vegetables. The Group has a joint venture agreement in relation to this company. Share market value as of June 30, 2018 is NIS 18.78 per share.
(7)
Share market value as of June 30, 2018 is NIS 2.24 per share

 (*)
  Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)
  Amounts in millions of NIS.
(***)
The balances as of June 30, 2018 correspond to the Financial Statements of BHSA prepared in accordance with BCRA standards. For the purpose of the valuation of the investment in the company, necessary adjustments to adequate the Financial  Statements to IFRS have been considered.

IRSA Inversiones y Representaciones Sociedad Anónima

Set out below is summarized financial information of the associates and joint ventures considered to be material to the Group:

	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Net assets		% of ownership interest held		Interest in associate and joint venture	Goodwill and others	Book value
As of 06.30.18
Associates
BHSA	56,150	24,837	44,697	28,560	7,730	(iv)	29.9%	(iii)	2,312	(62)	2,250
PBEL	1,965	418	584	5,468	(3,669)		45.0%		(1,651)	2,700	1,049
Shufersal	21,982	38,606	24,072	22,100	14,416		33.6%		4,838	7,925	12,763
Joint ventures
Quality Invest (ii)	5	2,820	64	648	2,113		50.0%		1,057	5	1,062
Mehadrin	6,367	5,665	4,860	2,478	4,694		45.4%		2,132	140	2,272
As of 06.30.17
Associates
BHSA	36,762	18,228	33,675	15,548	5,767	(iv)	30.66%	(iii)	1,768	(75)	1,693
PBEL	1,469	272	181	4,302	(2,742)		45.40%		(1,245)	2,013	768
Shufersal	12,764	23,482	16,556	12,983	6,707		39.33%		2,638	1,202	3,840
Joint ventures
Quality Invest (ii)	18	1,486	82	466	956		50.00%		478	4	482
Mehadrin	3,439	3,520	2,900	1,502	2,557		45.41%		1,161	151	1,312

	Revenues	Net income / (loss)	Total comprehensive income / (loss)	Dividend distribution	Cash of operating activities	Cash of investing activities	Cash of financing activities	Changes in cash and cash equivalents
Year ended 06.30.18 (i)
Associates
BHSA	11,144	2,238	2,238	200	6,912	1,304	(2,832)	6,180
PBEL	5	(355)	(352)	-	(49)	255	(222)	(16)
Shufersal	60,486	1,187	(76)	455	3,796	(4,877)	2,937	1,856
Joint ventures
Quality Invest (ii)	13	1,079	1,079	-	(80)	-	80	-
Mehadrin	7,249	343	348	-	395	26	(71)	350
Year ended 06.30.17 (i)
Associates
BHSA	6,821	625	625	-	(6,439)	475	2,124	(3,840)
PBEL	300	(292)	(186)	-	202	(37)	(160)	5
Shufersal	47,192	1,000	(7)	(265)	2,883	(1,590)	(1,798)	(505)
Joint ventures
Quality Invest (ii)	26	237	237	-	(11)	-	11	-
Mehadrin	5,403	180	172	-	476	(76)	(53)	347

(i)
Information under GAAP applicable in the associate and joint ventures´ jurisdiction.
(ii)
In March 2011, Quality acquired an industrial plant located in San Martín, Province of Buenos Aires. The facilities are suitable for multiple uses. On January 20, 2015, Quality agreed with the Municipality of San Martin on certain re zoning and other urban planning matters (“the Agreement”) to surrender a non-significant portion of the land and a monetary consideration of Ps. 40 million, payable in two installments of Ps. 20 each, the first of which was actually paid on June 30, 2015. In July 2017, the Agreement was amended as follows: 1) a revised zoning plan must be submitted within 120 days as from the amendment date, and 2) the second installment of the monetary considerations was increased to Ps. 71 million payables in 18 equal monthly installments. On March 8, 2018, it was agreed with the well-known Gehl Study (Denmark) - Urban Quality Consultant - the elaboration of a Master Plan, generating a modern concept of New Urban District of Mixed Uses.
(iii)
Considering the effect of Treasury shares.
(iv)
Net of non-controlling interest.

BHSA

BHSA is subject to certain restrictions on the distribution of profits, as required by BCRA regulations.

As of June 30, 2018, BHSA has a remnant of 35.2 million Class C treasury shares of a par value of Ps. 1 received in 2009 as a result of certain financial transactions. The Annual Shareholders' Meeting decided to allocate 35.1 million of such shares to an employee compensation plan pursuant to Section 67 of Law 26,831. The remaining shares belong to third party holders of Stock Appreciation Rights, who have failed to produce the documentation required for redemption purposes. As of June 30, 2018, considering the effect of such treasury shares, the Group’s interest in BHSA amounts to 29.91%.

The Group estimated that the value in use of its investment in BHSA as of June 30, 2018 and 2017 amounted to Ps. 2,673, Ps. 4,134, respectively. The value in use was estimated based on the present value of future business cash flows. The main assumptions used were the following:

-
The Group considered 7 years as the horizon for the projection of BHSA cash flows.
-
The “Private BADLAR” interest rate was projected based on internal data and information gathered from external advisors.

-
The projected exchange rate was estimated in accordance with internal data and external information provided by independent consultants.
-
The discount rate used to discount actual dividend flows was 14.01% in 2018 and 12.99% in 2017.
-
The sensitivity to a 1% increase in the discount rate would be a reduction in the value in use of Ps. 237 for 2018 and of Ps. 506 for 2017. The sensitivity to a 1% increase in the "Private BADLAR" interest rate it would be an increase in the value in use of Ps. 292 for 2018 and of Ps. 476 for 2017.

9.
Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2018 and 2017 were as follows:

	June 30, 2018		June 30, 2017
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the year	8,158	91,795	6,594	76,109
Additions	1,335	1,954	592	2,059
Financial cost charged	22	60	3	-
Capitalized leasing costs	5	13	23	1
Amortization of capitalized leasing costs (i)	(3)	(2)	(1)	(1)
Transfers	2	(2)	-	-
Transfers from / to property, plant and equipment	(5)	1,705	(17)	173
Transfers to trading properties	353	-	-	(14)
Reclassification to assets held for sale	-	(521)	-	(71)
Deconsolidation (see Note 4.G.)	-	(4,489)	-	-
Assets incorporated by business combination	-	107	-	-
Reclassifications previous years	-	-	-	(224)
Disposals	(179)	(392)	(179)	(41)
Cumulative translation adjustment	-	40,041	-	10,494
Net gain from fair value adjustment	6,437	16,332	1,143	3,310
Fair value at the end of the year	16,125	146,601	8,158	91,795

(i) Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 23).

The following is the balance by type of investment property of the Group as of June 30, 2018 and 2017:

	06.30.2018	06.30.2017
Rental properties	141,241	89,301
Undeveloped parcels of land	12,608	7,647
Properties under development	8,877	3,005
Total	162,726	99,953

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s borrowings and other payables. Book amount of those properties amounts to Ps. 26,378, Ps. 40,719 as June 30, 2018 and 2017, respectively.

The following amounts have been recognized in the Statements of Income:

	June 30, 2018	June 30, 2017	June 30, 2016
Rental and services income	10,671	8,711	5,268
Direct operating expenses	(3,046)	(2,838)	(1,888)
Development expenditures	(1,731)	(1,397)	(11)
Net realized gain from fair value adjustment of investment properties	227	128	908
Net unrealized gain from fair value adjustment of investment properties	22,542	4,325	16,651

Valuation processes

The Group’s investment properties were valued at each reporting date by independent professionally qualified appraisers who hold a recognized relevant professional qualification and have experience in the locations and segments of the investment properties appraised. For all investment properties, their current use equates to the highest and best use.

Each operations center has a team which reviews the appraisals performed by the independent appraisers (the “review team”). The review team: i) verifies all major and important assumptions relevant to the appraisal in the valuation report from the independent appraisers; ii) assesses property valuation movements compared to the valuation report from the prior period; and iii) holds discussions with the independent appraisers.

IRSA Inversiones y Representaciones Sociedad Anónima

Changes in Level 2 and 3 fair values, if any, are analyzed at each reporting date during the valuation discussions between the review team and the independent appraisers. In the case of the Operations Center in Argentina, the Board of Directors ultimately approves the fair value calculation for recording into the Financial Statements. In the case of the Operations Center in Israel, the appraisals are examined by Israel Management and reported to the Financial Statements Committee.

Valuation techniques used for the estimation of fair value of the investment property:

For Shopping Malls in the Operations Center in Argentina and for rental properties in the Operations Center in Israel, the valuation was determined using discounted cash flow (“DCF”) projections based on significant unobservable assumptions. The following are the key assumptions:

●
Future rental cash inflows based on the location, type and quality of the properties and supported by the terms of the current lease contract, and considering the estimations of the variation in the Gross Domestic Product (GDP) and the estimated inflation rate given by external advisors.
●
Given the prevailing inflationary context in Argentina and the volatility of certain macroeconomic variables, it is not possible to rely on a relevant long-term interest rate in pesos to discount the projected cash flows for the shopping centers of the Argentine Operations Center. As a result, we proceeded to dollarize the projected cash flows through the future ARS / USD exchange rate curve provided by an external consultant and discounted it with a long-term interest rate in dollars, the wighted average cost of capital ("WACC").

●
Cash flows from future investments, expansions, or improvements in shopping malls were not considered.
●
Estimated vacancy rates taking into account current and future market conditions once the current leases expire.
●
The projected cash flows in dollars were discounted using the weighted average cost of capital (WACC) as the discount rate for each valuation date in the Operation Center in Argentina and for the Israel Operations Center the discount rate used was one that reflects the specific risks of each property.
●
Terminal value: it was determined on the basis of the growth rate and the discount rate,
●
The cash flows for the concessions were projected until the due date of the concession determined in the current agreement.
●
Real lease agreements, where payments differ from the proper rent, if any, are subject to adjustments to reflect the actual payments made during the term of the lease.
●
Type of lessees that occupy the property, the future lessees that may occupy the property after leasing a vacant property, including a general creditworthiness assessment.
●
The allocation of responsibilities between the Group and the lessee as regards maintenance and insurance of the property.
●
The physical condition and remaining economic useful life of the property.

For offices and other rental properties in general in the Operations Center in Argentina, and undeveloped land in general, the valuation was determined using transaction of market comparables. These values are adjusted for differences in key attributes such as location, size of the property and quality of the interior design and for some undeveloped lands, the valuation methodology considered the lowest average incidence values in the area, applying urbanistic indicators identical to those in the area of influence. The most significant contribution to this market comparables’ approach is the price per square meter.

For property under development the valuation is based on the estimated fair value of the investment property after completing the construction, less the present value of the estimated construction costs expected to be incurred during completion of construction works, considering a capitalization rate adjusted for risks and relevant features of the property provided that it is considered reliable. In case the valuation is not considered reliable, it is based on costs incurred plus the fair value of the land at the end of each year.

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

IRSA Inversiones y Representaciones Sociedad Anónima

●
Past experience with similar constructions.
●
Status of construction permits.

There were no changes to the valuation techniques during the fiscal years ended June 30, 2018 and 2017.

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				Sensitivity (i)
				06.30.18'		06.30.17'
Description	Valuation technique	Parameters	Range fiscal year 2018	Increase	Decrease	Increase	Decrease
Rental properties in Israel - Offices (Level 3)	Discounted cash flows	Discount rate	7.00% a 9.00%	(1,556)	1,864	(1,040)	1,193
		Weighted average rental value per square meter (m2) per month, in NIS	NIS 63	3,037	(3,037)	1,772	(1,772)
Rental properties in Israel - Commercial use (Level 3)	Discounted cash flows	Discount rate	7.00% a 9.00%	(1,322)	1,457	(759)	853
		Weighted average rental value per square meter (m2) per month, in NIS	NIS 87	1,640	(1,640)	1,003	(1,003)
Rental properties in Israel - Industrial use (Level 3)	Discounted cash flows	Discount rate	7.75% a 9.00%	(477)	538	(316)	377
		Weighted average rental value per square meter (m2) per month, in NIS	NIS 31	996	(996)	599	(599)
Rental properties in USA - HSBC Building (Level 3)	Discounted cash flows	Discount rate	6.25%	(1,212)	1,269	(715)	765
		Weighted average rental value per square meter (m2) per month, in USD	USD 73	2,654	(2,654)	1,497	(1,497)
Rental properties in USA - Las Vegas project (Level 3)	Discounted cash flows	Discount rate	8.50%	(134)	141	(86)	91
		Weighted average rental value per square meter (m2) per month, in USD	USD 33	301	(301)	200	(200)
Shopping Malls in Argentina (Level 3)	Discounted cash flows	Discount rate	9.79%	(5,046)	6,796	(3,948)	5,445
		Growth rate	3.00%	3,104	(2,307)	2,464	(1,794)
		Inflation	(*)	4,035	(3,643)	2,684	(2,425)
		Devaluation	(*)	(6,554)	9,831	(4,703)	7,054
Plot of land in Argentina (Level 3)	Comparable with incidence adjustment	Value per square meter (m2)	9,200	64	65	18	(52)
		% of incidence	3.00%	2,165	(2,167)	1,168	(1,202)
Properties under development in Israel (Level 3)	Estimated fair value of the investment property after completing the construction	Weighted average construction cost per square meter (m2) in NIS	5,787 NIS/m2	-	-	-	-
		Annual weighted average discount rate	7.00% a 9.00%	(377)	377	(437)	437

(*) For the next 5 years, an average AR$ / US$ exchange rate with an upward trend was considered, starting at Ps. 19.51 (corresponding to the year ended June 30, 2018) and arriving at Ps. 49.05. In the long term, a nominal devaluation rate of 5.6% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 25.0% (corresponding to the year ended June 30, 2018) and stabilizes at 8% after 10 years. These premises were determined at the closing date of the fiscal year.
(i) Considering an increase or decrease of: 100 points for the discount and growth rate in Argentina, 10% for the incidence and inflation, 20% for the devaluation, 50 points for the discount rate of Israel and USA, and 1% for the value of the m2.

IRSA Inversiones y Representaciones Sociedad Anónima

10.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2018 and 2017 were as follows:

	Buildings and facilities	Machinery and equipment	Communication networks	Others(i)	Total
Balance at June 30, 2016
Costs	13,886	3,203	5,974	2,776	25,839
Accumulated depreciation	(613)	(390)	(564)	(223)	(1,790)
Net book amount at June 30, 2016	13,273	2,813	5,410	2,553	24,049
Additions	737	634	711	669	2,751
Disposals	(4)	(8)	(23)	(206)	(241)
Reclassification to assets held for sale	(28)	(16)	-	(1,513)	(1,557)
Impairment / recovery	12	-	-	-	12
Cumulative translation adjustment	2,948	627	1,148	290	5,013
Transfers from / to investment properties	(156)	-	-	-	(156)
Depreciation charges (ii)	(627)	(588)	(1,084)	(459)	(2,758)
Balance at June 30, 2017	16,155	3,462	6,162	1,334	27,113
Costs	17,573	4,614	8,156	1,973	32,316
Accumulated depreciation	(1,418)	(1,152)	(1,994)	(639)	(5,203)
Net book amount at June 30, 2017	16,155	3,462	6,162	1,334	27,113
Additions	1,098	999	971	916	3,984
Disposals	(17)	(24)	(45)	(9)	(95)
Deconsolidation (see Note 4.G.)	(22,744)	(5,941)	-	(316)	(29,001)
Impairment / recovery	(69)	-	-	-	(69)
Assets incorporated by business combination (iii)	104	113	-	-	217
Cumulative translation adjustment	9,057	2,418	3,827	1,030	16,332
Transfers to investment properties	(1,568)	-	-	-	(1,568)
Depreciation charges (ii)	(903)	(713)	(1,297)	(597)	(3,510)
Balance at June 30, 2018	1,113	314	9,618	2,358	13,403
Costs	1,809	489	14,975	4,093	21,366
Accumulated depreciation	(696)	(175)	(5,357)	(1,735)	(7,963)
Net book amount at June 30, 2018	1,113	314	9,618	2,358	13,403

(i) Includes furniture and fixtures, vehicles and aircrafts which have been reclassified to held for sale. (See Note 4)
(ii) As of June 30, 2018 and 2017, depreciation charges of property, plant and equipment were recognized: Ps. 1,764 and Ps. 1,522 in "Costs", Ps. 175 and Ps. 251 in "General and administrative expenses" and Ps. 32 and Ps. 889 in "Selling expenses", respectively in the Statements of Income, (Note 23). In addition, a depreciation charge in the amount of Ps. 1,539 and Ps. 96, was recognized in "Discontinued operations" as of June 30, 2018 and 2017, respectively.
(iii) See Note 4.D. Includes other non-significant business combinations.

11.
Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2018 and 2017 were as follows:

	Completed properties	Properties under development (i)	Undeveloped sites	Total
At June 30, 2016	236	3,533	1,202	4,971
Additions	2	1,188	39	1,229
Cumulative translation adjustment	152	652	167	971
Transfers	1,101	(687)	(414)	-
Transfers from intangible assets	13	-	-	13
Transfers from investment properties	-	-	14	14
Disposals	(703)	(714)	-	(1,417)
At June 30, 2017	801	3,972	1,008	5,781
Additions	14	1,683	173	1,870
Financial costs capitalized	-	11	-	11
Cumulative translation adjustment	866	2,207	576	3,649
Transfers	1,435	(1,332)	(103)	-
Transfers from intangible assets	9	-	-	9
Transfers from investment properties	-	(353)	-	(353)
Disposals	(516)	(1,162)	(39)	(1,717)
At June 30, 2018	2,609	5,026	1,615	9,250

	June 30, 2018	June 30, 2017
Non-current	6,018	4,532
Current	3,232	1,249
Total	9,250	5,781

(i)       Includes Zetol and Vista al Muelle plots of land, which have been mortgaged to secure Group's borrowings. The net book value amounted to Ps. 306 and Ps. 190 as of June 30, 2018 and 2017, respectively. Additionally, the Group has contractual obligations not provisioned related to these plot of lands committed when certain properties were acquired or real estate projects were approved, and amount to Ps. 372 and Ps. 135, respectively. Both projects are expected to be completed in 2029.

IRSA Inversiones y Representaciones Sociedad Anónima

12.
Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2018 and 2017 were as follows:

	Goodwill (v)	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others(ii) (iii)	Total
Balance at June 30, 2016
Costs	2,214	3,378	817	3,923	1,189	1,458	12,979
Accumulated amortization	-	(23)	(58)	(704)	(241)	(190)	(1,216)
Net book amount at June 30, 2016	2,214	3,355	759	3,219	948	1,268	11,763
Additions	-	-	-	-	582	30	612
Disposals	-	-	-	-	-	(52)	(52)
Out-of-year adjustments (Note 2.30)	31	-	-	-	-	-	31
Transfers to assets held for sale	-	(81)	-	(36)	(21)	(44)	(182)
Transfers to trading properties	-	-	-	-	-	(13)	(13)
Assets incorporated by business combination (Note 4)	26	-	-	-	-	-	26
Cumulative translation adjustment	507	732	148	494	233	170	2,284
Amortization charges (i)	-	(52)	(115)	(1,115)	(453)	(347)	(2,082)
Balance at June 30, 2017	2,778	3,954	792	2,562	1,289	1,012	12,387
Costs	2,778	4,029	1,002	4,746	2,103	1,659	16,317
Accumulated amortization	-	(75)	(210)	(2,184)	(814)	(647)	(3,930)
Net book amount at June 30, 2017	2,778	3,954	792	2,562	1,289	1,012	12,387
Additions	-	-	-	-	567	80	647
Transfers to trading properties	-	-	-	-	-	(9)	(9)
Assets incorporated by business combination (iv)	994	-	-	-	-	15	1,009
Deconsolidation (see Note 4.G.)	(2,666)	(3,393)	-	(442)	(497)	(110)	(7,108)
Cumulative translation adjustment	1,980	2,561	470	1,126	823	410	7,370
Amortization charges (i)	-	(45)	(86)	(945)	(528)	(395)	(1,999)
Balance at June 30, 2018	3,086	3,077	1,176	2,301	1,654	1,003	12,297
Costs	3,086	3,274	1,657	6,933	3,281	2,695	20,926
Accumulated amortization	-	(197)	(481)	(4,632)	(1,627)	(1,692)	(8,629)
Net book amount at June 30, 2018	3,086	3,077	1,176	2,301	1,654	1,003	12,297

(i) Amortization charge was recognized in the amount of Ps. 482 and Ps. 487 under "Costs", in the amount of Ps. 399 and Ps. 333 under "General and administrative expenses" and Ps. 880 and Ps. 1,231 under "Selling expenses" as of June 30, 2018 and 2017, respectively in the Statements of Income (Note 23). In addition, a charge of Ps. 238 and Ps. 31 was recognized under "Discontinued operations" as of June 30, 2018 and 2017, respectively.
(ii) Includes "Rights of use". Corresponds to Distrito Arcos
(iii) Includes "Rights to receive future units under barter agreements". Corresponds to receivables in kind representing the right to receive residential apartments in the future under barter agreements. Caballito: On June 29, 2011, the Group and TGLT entered into a barter agreement in the amount of US$ 12.8. In 2013, a neighborhood association secured a preliminary injunction which suspended the works to be carried out by TGLT in the property and started a claim against GCBA and TGLT. As a consequence of the unfavorable rulings rendered by lower courts and appellate courts in the cited proceeding, the Group and TGLT reached a settlement agreement dated December 30 2016, whereby they agreed to provide a deed for the revocation of the barter agreement, after TGLT resolved certain issues. Consequently, the Group has decided to deregister the intangible asset related to this transaction, thus recognizing a loss of Ps. 27.7. Subsequently, on April 26, 2018, the deed for the revocation was signed, which extinguished the obligations arising from the barter agreement dated June 29, 2011, and its amending agreements. Thus, the Group has received the property located in Caballito again.
(iv) See Note 4.D. Includes other non-significant business combinations.
(v) The goodwill assigned to real estate in Israel amounts to NIS 155 (Ps. 907 at the exchange rate at the end of the financial year 2018), that assigned to telecommunications amounts to NIS 268 (Ps. 2,114 at the exchange rate at the end of the financial year 2018) and the one assigned to supermarkets amounted to NIS 192. The rest is goodwill that is allocated to the real estate segment of Argentina.

13.
Financial instruments by category

The note shows the financial assets and financial liabilities by category and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade receivables, trade payables in-kind and tax receivables and payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy.

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets and liabilities that the Company can refer to at the date of valuation. In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data is available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing.

IRSA Inversiones y Representaciones Sociedad Anónima

The Group’s Finance Division has a team in place in charge of estimating the valuation of financial assets required to be reported in the Consolidated Financial Statements, including the fair value of Level-3 instruments. The team directly reports to the Chief Financial Officer ("CFO"). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, as of the end of each reporting period.

According to the Group’s policy, transfers among the several categories of valuation are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

Financial assets and financial liabilities as of June 30, 2018 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	18,648	-	-	-	18,648	5,246	23,894
Investments in financial assets:
- Public companies’ securities	-	-	-	135	135	-	135
- Private companies’ securities	-	-	-	1,168	1,168	-	1,168
- Deposits	1,397	-	-	-	1,397	-	1,397
- Bonds	10	-	505	-	515	-	515
- Others	-	-	-	793	793	-	793
- Investments in financial assets with quotation	-	23,198	-	-	23,198	-	23,198
Derivative financial instruments:
- Foreign-currency future contracts	-	-	71	-	71	-	71
- Others	-	-	16	-	16	-	16
Restricted assets (ii)	6,289	-	-	-	6,289	-	6,289
Financial assets held for sale:
- Clal	-	12,254	-	-	12,254	-	12,254
Cash and cash equivalents:
- Cash at bank and on hand	6,452	-	-	-	6,452	-	6,452
- Short-term investments	28,334	2,531	-	-	30,865	-	30,865
Total assets	61,130	37,983	592	2,096	101,801	5,246	107,047

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2018
Liabilities as per Statement of Financial Position
Trade and other payables	10,265	-	-	-	10,265	7,836	18,101
Borrowings (excluding finance leases)	206,617	-	-	-	206,617	-	206,617
Derivative financial instruments:
- Foreign-currency future contracts	-	-	8	-	8	-	8
- Swaps	-	-	47	-	47	-	47
- Others	-	8	-	24	32	-	32
- Forwards	-	-	118	-	118	-	118
Total liabilities	216,882	8	173	24	217,087	7,836	224,923

(i) The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20).

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2017 were as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2017
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	18,731	-	-	-	18,731	3,819	22,550
Investments in financial assets:
- Public companies’ securities	-	-	-	82	82	-	82
- Private companies’ securities	-	-	-	964	964	-	964
- Deposits	1,235	-	-	-	1,235	-	1,235
- Bonds	-	-	425	-	425	-	425
- Investments in financial assets with quotation	-	11,017	-	-	11,017	-	11,017
Derivative financial instruments:
- Warrants	-	-	26	-	26	-	26
- Foreign-currency future contracts	-	-	27	-	27	-	27
- Swaps	-	-	29	-	29	-	29
Restricted assets (ii)	954	-	-	-	954	-	954
Financial assets held for sale:
- Clal	-	8,562	-	-	8,562	-	8,562
Cash and cash equivalents:
- Cash at bank and on hand	8,529	-	-	-	8,529	-	8,529
- Short term investments	14,510	1,815	-	-	16,325	-	16,325
Total assets	43,959	21,394	507	1,046	66,906	3,819	70,725

	Financial liabilities at amortized cost (i)	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2017
Liabilities as per Statement of Financial Position
Trade and other payables	16,166	-	-	-	16,166	7,713	23,879
Borrowings (excluding finance leases)	129,411	-	-	-	129,411	-	129,411
Derivative financial instruments:
- Foreign-currency future contracts	-	-	5	-	5	-	5
- Forwards	-	5	152	10	167	-	167
Total liabilities	145,577	5	157	10	145,749	7,713	153,462

(i) The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 19).
(ii)
Corresponds to deposits in guarantee and escrows.

Liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments Disclosures”. Therefore, finance leases have been shown separately.

The following are details of the book value of financial instruments recognized, which were offset in the statements of financial position:

	As of June 30, 2018			As of June 30, 2017
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	19,523	(875)	18,648	19,602	(871)	18,731
Financial liabilities
Trade and other payables	11,140	(875)	10,265	17,037	(871)	16,166

IRSA Inversiones y Representaciones Sociedad Anónima

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2018
Interest income	740	-	740
Interest expense	(7,745)	-	(7,745)
Foreign exchange (losses) / gains, net	(9,864)	-	(9,864)
Dividend income	40	42	82
Loss on debt swap	(2,228)	-	(2,228)
Capitalized finance costs	74	-	74
Fair value gain on financial assets at fair value through profit or loss (i)	-	426	426
(Loss) / Gain on derivative financial instruments, net	1	169	170
Other finance costs	(356)	-	(356)
Net (loss) / income (i)	(19,338)	637	(18,701)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2017
Interest income	704	-	704
Interest expense	(6,092)	-	(6,092)
Foreign exchange (losses) / gains, net	(1,079)	4	(1,075)
Finance cost charged	3	-	3
Dividend income	33	35	68
Fair value gain on financial assets at fair value through profit or loss	-	2,928	2,928
(Loss) / Gain on derivative financial instruments, net	(46)	158	112
Other finance costs	(743)	-	(743)
Net (loss) / income (i)	(7,220)	3,125	(4,095)

	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value through profit or loss	Total
June 30, 2016
Interest income	619	-	619
Interest expense	(2,307)	(23)	(2,330)
Foreign exchange (losses) / gains, net	(2,053)	6	(2,047)
Dividend income	-	72	72
Fair value gain on financial assets at fair value through profit or loss	-	(1,445)	(1,445)
(Loss) / Gain on derivative financial instruments, net	-	927	927
Other finance costs	(515)	(106)	(621)
Fair value loss on associates (ii)	-	79	79
Net (loss) / income (i)	(4,256)	(490)	(4,746)

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

IRSA Inversiones y Representaciones Sociedad Anónima

a.
Sell at least 5% of its equity interest in Clal, since May 7, 2016.
b.
Sell at least an additional 5% of its equity interest in Clal, during each of the subsequent four-month periods.
c.
If IDBD sells more than 5% of its equity interest in Clal in any given four-month period, the percentage in excess of the required 5% would be offset against the percentage required in the following period.

In case IDBD does not fulfill its obligation in the manner described in the above paragraph the Trustee is entitled to act upon the specified arrangement in lieu of IDBD, pursuant to all powers that have been vested under the representations of the trust letter. The consideration for the sale would be transferred to IDBD, with the expenses incurred in the sale process to be solely borne by IDBD.

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

Concurrently with the sale, IDBD entered into a swap transaction with a banking institution whereby the former will charge or pay for the difference between the sale value of the shares above described and the value such shares will have at the time they are sold to the third-party buyer upon the lapse of a 24-month period. IDBD cannot repurchase such shares, in addition, other sales transactions were made under this modality on August 30, 2017, January 1, 2018 and May 3, 2018 (see Note 4.C.). IDBD continues to evaluate courses of action with regard to the District Court’s pronouncement, including the possibility to file a motion for appeal.

Based on the terms and conditions of the swap contract, IDBD maintains the major risks and benefits of all of Clal shares; as a result, as of June 30, 2018, all of Clal shares were reported as a financial asset held for sale and a liability associated to the swap in the amount of Ps. 4,465. Valuation of mentioned shares as of June 30, 2018 amounts to Ps. 7,787, and a loss of Ps. 1,826 has been recorded, reflecting the increase/decrease in the market price and the swap costs in financial results, net.

During the fiscal year ended June 30, 2018, shares of private companies were transferred from level 3 to level 1 when they began trading. During the year ended June 30, 2017 and 2016, there were no transfers between levels of the fair value hierarchy. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Trade and other receivables -. Cellcom	Discounted cash flows	Discount interest rate.	Level 3	3.3
Interest rate swaps	Cash flows - Theoretical price	Interest rate futures contracts and cash flows	Level 2	-
Preferred shares of Condor	Binomial tree – Theoretical price I	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 1.8 to 2.2 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
Promissory note	Discounted cash flows - Theoretical price	Market interest-rate (Libor rate curve)	Level 3	Market interest-rate 1.8% to 2.2%
Warrants of Condor	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 2	Underlying asset price 1.8 to 1.7 Share price volatility 58% to 78% Market interest-rate 1.7% to 2.1%
TGLT Non-convertible Notes	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate.	Level 3	Underlying asset price 8 to 12 Share price volatility 50% to 70% Market interest-rate 8% to 9%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
Investments in financial assets - Other private companies’ securities (*)	Cash flow / NAV - Theoretical price
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

(*) An increase in the discount rate would decrease the value of investments in private companies, while an increase in projected revenues would increase their value.

IRSA Inversiones y Representaciones Sociedad Anónima

As of June 30, 2018, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the group.

The following table presents the changes in Level 3 financial instruments as of June 30, 2018 and 2017:

	Investments in financial assets - Public companies’ Securities	Derivative financial instruments - Forwards	Investments in financial assets - Private companies’ Securities	Investment in financial assets - Others	Loans - non-recourse loan	Total
Balances at June 30, 2016	499	-	1,324	140	(10,999)	(9,036)
Additions and acquisitions	65	(8)	44	-	-	101
Cumulative translation adjustment	21	(2)	169	6	242	436
Reclassification to liabilities held for sale (Note 4)	-	-	-	-	11,272	11,272
Write off	(702)	66	-	(146)	-	(782)
Gain / (loss) for the year (i)	199	(66)	(573)	-	(515)	(955)
Balances at June 30, 2017	82	(10)	964	-	-	1,036
Additions and acquisitions	-	-	34	526	-	560
Transfer to level 1 (ii)	-	-	(100)	-	-	(100)
Transfer to current trade and other receivables	-	-	-	-	-	-
Cumulative translation adjustment	-	(14)	489	78	-	553
Deconsolidation (see Note 4.G.)	-	-	(126)	-	-	(126)
Write off	(67)	-	-	-	-	(67)
Gain / (loss) for the year (i)	120	-	(93)	189	-	216
Balances at June 30, 2018	135	(24)	1,168	793	-	2,072

(i)
Included within “Financial results, net” in the Statements of income.
(ii)
The Group transferred a financial asset measured at fair value from level 3 to level 1, because it began trading in the stock exchange.

14.
Trade and other receivables

Group’s trade and other receivables as of June 30, 2018 and 2017 were as follows:

	Total as of June 30, 2018	Total as of June 30, 2017
Sale, leases and services receivables	15,728	16,127
Less: Allowance for doubtful accounts	(805)	(312)
Total trade receivables	14,923	15,815
Prepaid expenses	3,734	2,532
Borrowings, deposits and other debit balances	2,289	2,378
Advances to suppliers	733	825
Tax credits	355	216
Others	1,055	472
Total other receivables	8,166	6,423
Total trade and other receivables	23,089	22,238
Non-current	8,142	4,974
Current	14,947	17,264
Total	23,089	22,238

Book amounts of Group's trade and other receivables in foreign currencies are detailed in Note 30.

The fair value of current receivables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. The present value of receivables related to installment sales of communication devices, made by Cellcom, was calculated using a discount rate of 3.3%. The amount of this non-current trade receivables is Ps. 3,188 as of June 30, 2018.The book value of other non-current receivables is, or approximates, its fair value on the balance sheet date. Fair values are based on discounted cash flows (Level 3).

IRSA Inversiones y Representaciones Sociedad Anónima

Trade accounts receivables are generally presented in the Statements of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows:

	June 30, 2018	June 30, 2017
Beginning of the year	312	173
Additions (i)	315	234
Recoveries	(28)	(11)
Cumulative translation adjustment	622	182
Deconsolidation (see Note 4.G.)	(142)	-
Used during the year	(274)	(266)
End of the year	805	312

(i)
 The creation and release of the provision for impaired receivables have been included in “Selling expenses” in the Statements of Income (Note 23).

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (see Note 5). The Group also has receivables from related parties neither of them is due nor impaired.

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2018 and 2017 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Statement of Financial Position):

	Past due
	Up to 3 months	From 3 to 6 months	Over 6 months	Non-past due	Impaired	Total	% of representation	Additions / (reversals) for doubtful accounts
Leases and services	280	42	92	1,094	200	1,708	10.86%	(79)
Hotel services	782	-	237	68	502	1,589	10.10%	-
Consumer financing	-	-	-	-	16	16	0.10%	-
Sale of properties and developments	10	1	25	7	-	43	0.27%	-
Sale of communication equipment	-	-	-	5,184	-	5,184	32.96%	-
Telecommunication services	-	-	-	7,101	87	7,188	45.70%	(190)
Total as of June 30, 2018	1,072	43	354	13,454	805	15,728	100%	(269)

Leases and services	104	26	66	946	145	1,287	7.98%	(40)
Hotel services	1	-	-	61	1	63	0.39%	-
Consumer financing	-	-	-	-	16	16	0.10%	-
Sale of properties and developments	17	2	2	8	32	61	0.38%	-
Sale of communication equipment	-	-	2,156	2,719	-	4,875	30.23%	(168)
Telecommunication services	482	-	110	2,805	86	3,483	21.60%	-
Sale of products (supermarkets)	38	-	-	6,228	76	6,342	39.33%	-
Total as of June 30, 2017	642	28	2,334	12,767	356	16,127	100%	(208)

IRSA Inversiones y Representaciones Sociedad Anónima

15.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2018, 2017 and 2016:

	Note	June 30, 2018	June 30, 2017	June 30, 2016
Profit for the year		21,295	5,220	10,078
Profit for the year from discontinued operations		(12,479)	(4,093)	(817)
Adjustments for:
Income tax	18	(124)	2,766	6,325
Amortization and depreciation	20	3,737	3,377	1,531
Loss from disposal of property, plant and equipment		(4)	35	(2)
Net gain from fair value adjustment of investment properties		(22,605)	(4,352)	(17,549)
Share-based payments		23	72	41
(Recovery) Charge for impairment of property, plant and equipment		-	(12)	26
Expenses from sale of investment properties		-	-	32
Derecognition of intangible assets by TGLT agreement		-	28	-
Result from business combinations		-	(8)	-
Disposal of disused investment properties		-	-	24
Gain from disposal of associates		(311)	-	(4)
Financial results, net		19,334	4,052	5,036
Reversal of cumulative translation adjustment		-	(41)	(100)
Provisions and allowances		372	113	191
Share of loss / (profit) of associates and joint ventures	7	721	(106)	(508)
Changes in operating assets and liabilities:
(Increase) / decrease in inventories		(21)	51	16
Decrease in trading properties		499	510	189
Increase in trade and other receivables		(19)	(986)	(547)
Increase in trade and other payables		907	147	160
Increase in salaries and social security liabilities		53	48	20
Decrease in provisions		(202)	(85)	(127)
Net cash generated by continuing operating activities before income tax paid		11,176	6,736	4,015
Net cash generated by discontinued operating activities before income tax paid		4,144	3,280	892
Net cash generated by operating activities before income tax paid		15,320	10,016	4,907

The following table shows balances incorporated as result of business combination / deconsolidation or reclassification of assets and liabilities to held for sale of subsidiaries:

	June 30, 2018	June 30, 2017	June 30, 2016
Investment properties	(4,382)	-	29,586
Property, plant and equipment	(28,801)	1,712	15,104
Trading properties	-	-	2,656
Intangible assets	(6,188)	19	6,603
Investments in associates and joint ventures	(365)	(74)	9,268
Deferred income tax	-	53	(4,681)
Trade and other receivables	(11,905)	591	9,713
Investment in financial assets	(2,846)	-	5,824
Derivative financial instruments	(23)	-	(54)
Inventories	(5,896)	-	1,919
Restricted assets	(91)	-	-
Group of assets held for sale	-	-	91
Financial assets held for sale	-	-	5,129
Trade and other payables	22,933	(917)	(19,749)
Salaries and social security liabilities	2,389	(148)	-
Borrowings	21,050	(660)	(60,306)
Provisions	432	2	(969)
Income tax and MPIT liabilities	7	1	(267)
Deferred income tax liabilities	2,796	-	-
Employee benefits	1,254	(47)	(405)
Net amount of non-cash assets incorporated / held for sale	(9,636)	532	(538)
Cash and cash equivalents	(5,554)	150	-
Non-controlling interest	7,329	40	(8,630)
Goodwill	74	(26)	1,391
Net amount of assets incorporated / held for sale	(7,787)	696	(7,777)
Interest held before acquisition	-	67	-
Seller financing	(38)	-	-
Cash and cash equivalents incorporated / held for sale	-	(150)	9,193
Net (outflow) inflow of cash and cash equivalents / assets and liabilities held for sale	(7,825)	613	1,416

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2018, 2017 and 2016:

	June 30, 2018	June 30, 2017	June 30, 2016
Decrease in investments in associates and joint ventures through a decrease in borrowings	199	9	9
Dividends distribution to non-controlling shareholders not yet paid	1,529	64	64
Increase in investments in associates and joint ventures through a decrease in trade and other receivables	-	49	-
Increase in intangible assets through an increase in trade and other payables	-	111	-
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	4	702	-
Increase in derivative financial instruments through a decrease in investments in financial assets	-	24	-
Payment of dividends through an increase in trade and other payables	8	-	-
Changes in non-controlling interest through a decrease in trade and other receivables	1,380	-	-
Increase in property, plant and equipment through an increase of trade and other payables	793	-	-
Increase in property, plant and equipment through an increase of borrowings	9	-	116
Increase in investment properties through an increase in trade and other payables	133	-	-
Increase in trade and other receivables through an increase in borrowings	109	-	-
Increase in trading properties through an increase in borrowings	2	-	-
Increase in investment properties through an increase in borrowings	27	-	-
Decrease in investment in associates and joint ventures through dividends receivables not yet paid	4	-	-
Decrease in investment in associates and joint ventures through an increase in assets held for sale	44	-	-
Increase in financial operations through a decrease in investments in associates and joint ventures	65	-	-
Decrease in investment in associates and joint ventures through an increase in trade and other receivables	7	-	-
Increase in investment properties through a decrease in property, plant and equipment	-	-	57
Increase in investment properties through an increase in trading properties	-	-	302
Increase in investments in financial assets through a decrease in trade and other receivables	-	-	71
Increase in investments in financial assets through an increase in trade and other payables	-	-	180
Increase in non-controlling interest through a decrease in derivative financial instruments	-	-	128
Increase in trading properties through a decrease in investment properties	10	-	317
Increase in trading properties through an increase in trade and other payables	62	-	-
Increase in trading properties through a decrease in trade and other receivables	31	-	-
Increase in investment properties through a decrease in trading properties	353	-	-

16.
Shareholders’ Equity

Share capital and share premium

The share capital of the Group is represented by common shares with a nominal value of Ps. 1 per share and one vote each. No other activity has been recorded for the fiscal years ended June 30, 2018, 2017 and 2016 in the capital accounts, other than those related to the acquisition of treasury shares.

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

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destined to the constitution of a legal reserve until it reaches the legal capped amount (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group did not reach the legal limit of this reserve.

Special reserve

The CNV, through General Ruling N° 562/9 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt the IFRS, as issued by the IASB, for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime. The Group has applied IFRS, as issued by the IASB, for the first time in the year beginning July 1st, 2012, being its transition date July 1st, 2011. Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance of retained earnings disclosed in the first Financial Statements prepared according to IFRS and the balance of retained earnings disclosed in the last Financial Statements prepared in accordance with previously effective accounting standards. The reserve recorded amounted to Ps. 395, which as of June 30, 2017 were fully used to absorb the negative balances in the retained earnings account. During fiscal year ended June 30, 2017, the Company’s Board of Directors decided to change the accounting policy of investment property from the cost method to the fair value method, as allowed by IAS 40. For this reason, as of the transition date, figures have been modified and, hence, the special reserve as set forth by General Ruling CNV N° 609/12 has been increased to Ps. 2,751, which may only be reversed to be capitalized or to absorb potential negative balances under retained earnings.

Additional paid-in capital from treasury shares

Upon sale of treasury shares, the difference between the net realizable value of the treasury shares sold and the acquisition cost will be recognized, whether it is a gain or a loss, under the non-capitalized contribution account and will be known as “Treasury shares trading premium”.

Dividends

The Shareholders Meeting held as of October 31, 2017 approved the dividends distribution of Ps. 1,400 (Ps. 2.41 per share), which were paid as of November 7, 2017. During the year ended June 30, 2017, there were no distributions of dividends.

17.
Trade and other payables

Group’s trade and other payables as of June 30, 2018 and 2017 were as follows:

	Total as of June 30, 2018	Total as of June 30, 2017
Trade payables	9,688	14,793
Sales, rental and services payments received in advance	3,572	4,339
Construction obligations	1,475	1,226
Accrued invoices	948	633
Deferred income	37	73
Total trade payables	15,720	21,064
Dividends payable to non-controlling shareholders	123	251
Tax payables	325	510
Construction obligations	521	343
Other payables	1,412	1,711
Total other payables	2,381	2,815
Total trade and other payables	18,101	23,879
Non-current	3,484	3,040
Current	14,617	20,839
Total	18,101	23,879

The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

18.
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

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation(iii)	Onerous contracts(iv)	Other provisions(v)	Total
As of June 30, 2016	689	45	114	296	427	1,571
Additions	246	105	-	20	131	502
Incorporated by business combination	2	-	-	-	-	2
Recovery	(104)	(80)	-	(135)	-	(319)
Used during the year	(151)	-	-	-	(68)	(219)
Currency translation adjustment	139	2	26	39	90	296
As of June 30, 2017	821	72	140	220	580	1,833
Additions	299	2,380	10	5	-	2,694
Incorporated by business combination	10	-	-	-	-	10
Recovery	(88)	-	(48)	(123)	48	(211)
Used during the year	(202)	-	-	-	-	(202)
Deconsolidation (see Note 4.G.)	(273)	-	-	(174)	-	(447)
Currency translation adjustment	461	-	61	73	330	925
As of June 30, 2018	1,028	2,452	163	1	958	4,602

	June 30, 2018	June 30, 2017
Non-current	3,549	943
Current	1,053	890
Total	4,602	1,833

(i) Additions and recoveries are included in "Other operating results, net".
(ii) Corresponds to the equity interest in New Lipstick with negative equity. Additions and recoveries are included in "Share of profit / (loss) of associates and joint ventures".
(iii) The Group’s companies are required to recognize certain costs related to the dismantling of assets and remediation of sites from the places where such assets are located. The calculation of such expenses is based on the dismantling value for the current year, taking into consideration the best estimate of future changes in prices, inflation, etc. and such costs are capitalized at a risk-free interest rate. Volume projections for retired or built assets are recast based on expected changes from technological rulings and requirements.
(iv) Provisions for other contractual obligations include a series of obligations resulting from a contractual liability or law, regarding which there is a high degree of uncertainty as to the terms and the necessary amounts to discharge such liability.
(v) In November 2009, PBC’s Audit Committee and Board of Directors approved the agreement with Rock Real whereby the latter would look for and propose to PBC the acquisition of commercial properties outside Israel, in addition to assisting in the negotiations and management of such properties. In return, Rock Real would receive 12% of the net income generated by the acquired property. Pursuant to amendment 16 of the Israel Commercial Act 5759-1999, the agreement must be ratified by the Audit Committee before the third year after the effective date; otherwise, it expires. The agreement has not been ratified by the audit committee within such three-year term, so in January 2017 PBC issued a statement that hinted at the expiration of the agreement and informed that it would begin negotiations to reduce the debt that currently amounts to NIS 106 (equivalent to Ps. 836 of these Consolidated Financial Statements). The parties have appointed an arbitrator that should render a decision on the dispute. The remaining corresponds to provisions related to investment properties.

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

IRSA Inversiones y Representaciones Sociedad Anónima

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

On December 8, 2016, the Court appointed the representatives of each presumed class as primary plaintiffs and the lead legal advisor for each of the classes. On February 13, 2017, the plaintiffs of both classes filed a document containing certain amendments. The companies filed a petition requesting that the class action brought by shareholders should be dismissed. On April 12, 2017, the Court suspended the class action filed by shareholders until the Court decides on the petition of dismissal of such class action. Filing information on the motion to dismiss the collective remedy filed by shareholders of IRSA was completed on July 7, 2017. The Court has yet to render a decision on the motion to dismiss. On September 10, 2018, the Court issued an order granting IRSA and Cresud’s motion to dismiss in its entirety. Plaintiffs have appealed such order and the Court´s decision is pending.

The companies hold that such allegations are meritless and will continue making a strong defense in both actions.

Claims against Cellcom and its subsidiaries

In the ordinary course of business, Cellcom receives various consumer complaints, mainly through collective actions. They allege excess collections, breach of agreements with customers and failure to comply with established norms or licenses, which could cause harm to consumers.

In addition, the company receives other claims from employees, subcontractors, suppliers and authorities, generally in relation to non-compliance with the provisions of the law with respect to payments upon termination of employment relationships, breach of contracts, violation of copyright and patents or disputes for payments demanded by the authorities.

Claims against PBC

On July 4, 2017, PBC was served notice from the tax authority of Israel of income tax official assessments based on a “better assessment” of taxes for the years 2012-2015, and concluded that PBC is required to pay approximately
NIS 187 (including interest) since compensation of losses is not admitted.

In the opinion of legal advisors to PBC, the company has sound arguments against the Revenue Administration’s position and will file its objection to it. As of the date of these Consolidated Financial Statements, there is no provision in relation to this claim.

19.
Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2018 and 2017 was as follows:

	Total as of June 30, 2018	Total as of June 30, 2017	Fair value as of June 30, 2018	Fair value as of June 30, 2017
NCN	171,142	108,417	183,338	110,164
Bank loans	31,244	12,012	31,837	12,048
Non-recourse loans	-	7,025	-	6,930
Bank overdrafts	671	91	671	91
Other borrowings (i)	3,576	1,870	4,761	1,828
Total borrowings	206,633	129,415	220,607	131,061
Non-current	181,046	109,489
Current	25,587	19,926
Total (ii)	206,633	129,415

(i) Includes financial leases for Ps. 16 and Ps. 4 as of June 30, 2018 and 2017.
(ii) Includes Ps. 180,814 and Ps. 119,103 as of June 30, 2018 and 2017, respectively, corresponding to the Operations Center in Israel.

As of June 30, 2018 and 2017, total borrowings include collateralized liabilities (seller financing, leases and bank loans) of Ps. 32,292 and Ps. 11,206, respectively. These borrowings are mainly collateralized by investment properties and property, plant and equipment of the Group (Notes 9 and 10). Borrowings also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Information regarding liabilities under finance leases is disclosed in Note 21.

IRSA Inversiones y Representaciones Sociedad Anónima

The terms of the loans include standard covenants for this type of financial operations. As of the date of these financial statements, the Group has complied with the covenants contemplated in its respective loan agreements.

The maturity of the Group's borrowings (excluding obligations under finance leases) is as follows:

	June 30, 2018	June 30, 2017
Share capital
Less than 1 year	23,865	18,672
Between 1 and 2 years	25,722	14,352
Between 2 and 3 years	22,728	14,998
Between 3 and 4 years	18,887	11,918
Between 4 and 5 years	47,546	10,737
Later than 5 years	66,054	57,438
	204,802	128,115
Interest
Less than 1 year	1,714	1,253
Between 1 and 2 years	30	4
Between 2 and 3 years	33	7
Between 3 and 4 years	5	19
Between 4 and 5 years	-	5
Later than 5 years	33	8
	1,815	1,296
Leases	16	4
	206,633	129,415

The following tables shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2018 and 2017.
	June 30, 2018
Rate per currency	Argentine Peso	Uruguayan Peso	New Israel Shekel	Total
Fixed rate:
Argentine Peso	1,049	-	-	1,049
New Israel Shekel	-	-	80,685	80,685
US Dollar	23,228	372	12,273	35,873
Subtotal fixed-rate borrowings	24,277	372	92,958	117,607
Floating rate:
Argentine Peso	1,154	-	-	1,154
New Israel Shekel	-	-	86,214	86,214
US Dollar	-	-	1,642	1,642
Subtotal floating-rate borrowings	1,154	-	87,856	89,010
Total borrowings as per analysis	25,431	372	180,814	206,617
Finance leases obligations	16	-	-	16
Total borrowings as per Statement of Financial Position	25,447	372	180,814	206,633

	June 30, 2017
Rate per currency	Argentine Peso	Uruguayan Peso	New Israel Shekel	Total
Fixed rate:
Argentine Peso	79	-	-	79
New Israel Shekel	-	-	35,867	35,867
US Dollar	11,222	135	7,741	19,098
Subtotal fixed-rate borrowings	11,301	135	43,608	55,044
Floating rate:
Argentine Peso	540	-	-	540
New Israel Shekel	-	-	72,805	72,805
US Dollar	-	-	1,022	1,022
Subtotal floating-rate borrowings	540	-	73,827	74,367
Total borrowings as per analysis	11,841	135	117,435	129,411
Finance leases obligations	4	-	-	4
Total borrowings as per Statement of Financial Position	11,845	135	117,435	129,415

IRSA Inversiones y Representaciones Sociedad Anónima

The following describes the debt issuances made by the Group for the years ended June 30, 2018, and 2017:

Interest
Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	rate	Principal payment	Interest payment
IRSA	Class VII	sep-16	384.2	9/9/2019	Badlar + 2.99% n.a	At expiration	quarterly
IRSA	Class VIII	sep-16	$US 184.5	9/9/2019	7% n.a.	At expiration	quarterly
IRSA CP	Class IV	sep-17	US$ 140	9/14/2020	5% n.a.	At expiration	quarterly
IDBD	SERIES N	aug-16	NIS 325	12/29/2022	5.3% e.a	At expiration	quarterly	(1)
IDBD	SERIES M	feb-17	NIS 1,060	11/28/2019	5.40% n.a.	At expiration	quarterly
IDBD	SERIES N	jul-17	NIS 642.1	12/30/2022	5.3% e.a	At expiration	quarterly	(1)
IDBD	SERIES N	nov-17	NIS 357	12/30/2022	5.3% e.a	At expiration	quarterly	(2)
DIC	SERIES F	aug-16	NIS 360	12/31/2025	4.95% e.a.	Annual payments since 2017	annual
DIC	SERIES F	apr-17	NIS 444	12/31/2025	4.95% e.a.	Annual payments since 2017	annual
DIC	SERIES J	dec-17	NIS 762	12/30/2026	4.8% e.a.	Annual payments since 2021	biannual	(2)
PBC	SERIES I	oct-16	NIS 102	6/29/2029	3.95% e.a.	At expiration	quarterly
PBC	SERIES I	apr-17	NIS 431	6/29/2029	3.95% e.a.	At expiration	quarterly
PBC	SERIES I	oct-17	NIS 497	6/29/2029	3.95% e.a.	At expiration	quarterly
PBC	SERIES I	dec-17	NIS 496	6/29/2029	3.95% e.a.	At expiration	quarterly	(2)
Gav - Yam	SERIES F	apr-17	NIS 303	3/31/2026	4.75% e.a.	Annual payments since 2021	biannual
Gav - Yam	SERIES H	sep-17	NIS 424	6/30/2034	2.55% e.a.	Annual payments since 2019	biannual
Cellcom	SERIES L	jan-18	NIS 401	1/5/2028	2.5% e.a.	Annual payments since 2023	annual
Shufersal	SERIES E	jan-18	NIS 544	10/8/2028	4.3% e.a.	Annual payments since 2018	annual
Shufersal	SERIES E	jan-18	NIS 544	10/8/2028	4.3% e.a.	Annual payments since 2018	annual	(2)'

(1) IDBD has the right to make an early repayment, totally or partially. As a guarantee for the full compliance of all the commitments IDBD has pledged approximately 60.4 million shares of DIC under a single fixed charge of first line and in guarantee of by means of the lien, in an unlimited amount, in favor of the trustee for the holders of the debentures.
(2) Corresponds a to an expansion of the series.

DIC: On September 28, 2017 DIC offered the holders of Series F NCN to swap their notes for Series J NCN. Series J NCN terms and conditions differ substantially from those of Series F. Therefore, DIC recorded the payment of Series F NCN and recognized a new financial commitment at fair value for Series J NCN. As a result of the swap, DIC recorded a loss resulting from the difference between the Series F NCN cancellation value and the new debt value in the amount of approximately NIS 461 (equal to approximately Ps. 2,228 as of that date), which was accounted for under “Finance costs” (Note 23).

IDBD: On November 28, 2017, IDBD made an early redemption of the Series L NCN for an amount of NIS 424 (equivalent to approximately Ps. 2,120 as of the transaction date).

The following table shows a detail of evolution of borrowing during the years ended June 30, 2018 and 2017:

	June 30, 2018	June 30, 2017
Balance at the beginning of the year	129,415	112,936
Borrowings	17,853	26,596
Payment of borrowings	(17,969)	(17,780)
Obtention / (payment) of short term loans, net	345	(862)
Interests paid	(6,999)	(5,326)
Deconsolidation (see Note 4.G.)	(21,310)	-
Accrued interests	8,288	6,192
Changes in fair value of third-party loans	114	-
Loans received from associates and joint ventures, net	4	-
Cumulative translation adjustment and exchange differences, net	96,892	7,659
Balance at the end of the year	206,633	129,415

20.
Income tax

The Group’s income tax has been calculated on the estimated taxable profit for each year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

IRSA Inversiones y Representaciones Sociedad Anónima

Argentine tax reform

On December 27, 2017, the Argentine Congress approved the Tax Reform, through Law No. 27,430, which was enacted on December 29, 2017, and has introduced many changes to the income tax treatment applicable to financial income. The key components of the Tax Reform are as follows:

Dividends: Tax on dividends distributed by argentine companies would be as follows: (i) dividends originated from profits obtained before fiscal year ending June 30, 2018 will not be subject to withholding tax; (ii) dividends derived from profits generated during fiscal years of the Company ending June 30, 2019 and 2020 paid to argentine individuals and/or foreign residents, will be subject to a 7% withholding tax; and (iii) dividends originated from profits obtained during fiscal year ending June 30, 2021 onward will be subject to withholding tax at a rate of 13%.

Income tax: Corporate income tax would be gradually reduced to 30% for fiscal years commencing after January 1, 2018 through December 31, 2019, and to 25% for fiscal years beginning after January 1, 2020, inclusive.

Presumptions of dividends: Certain facts will be presumed to constitute dividend payments, such as: i) withdrawals from shareholders, ii) shareholders private use of property of the company, iii) transactions with shareholders at values different from market values, iv) personal expenses from shareholders or shareholder remuneration without substance.

Revaluation of assets: The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being (i) 8% for real estate not classified as inventories, (ii) 15% for real estate classified as inventories, (iii) 5% for shares, quotas and equity interests owned by individuals and (iv) 10% for the rest of the assets. As of the date of these Financial Statements, the Group has not exercised the option. The gain generated by the revaluation is exempted according to article 291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

In addition, the argentine tax reform contemplates other amendments regarding the following matters: social security contributions, tax administrative procedures law, criminal tax law, tax on liquid fuels, and excise taxes, among others. As of the date of presentation of these Financial Statements, some aspects are pending regulation by the National Executive Power.

US tax reform

In December 2017, a bill was passed to reform the Federal Taxation Law in the United States. The reform included a reduction of the corporate tax rate from 35% to 21%, for the tax years 2018 and thereafter. The reform has impact in certain subsidiaries of the Group in the United States.

Israel tax reform

In December 2016 the Israeli Government modified the income tax rate, generating a reduction from 25% to 24% for the 2017 calendar year and 23% for the 2018 calendar year onwards.

The details of the provision for the Group’s income tax, is as follows:

	June 30, 2018	June 30, 2017	June 30, 2016
Current income tax	(425)	(745)	(567)
Deferred income tax	549	(2,021)	(5,784)
MPIT	-	-	26
Income tax from continuing operations	124	(2,766)	(6,325)

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Uruguay	0% - 25%
U.S.A.	0% - 45%
Bermudas	0%
Israel	23% - 24%

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2018, 2017 and 2016:

	June 30, 2018	June 30, 2017	June 30, 2016
Loss from continuing operations at tax rate applicable in the respective countries	(3,571)	(1,963)	(5,622)
Permanent differences:
Share of profit of associates and joint ventures	(71)	130	(226)
Unrecognized tax loss carryforwards (i)	(1,557)	(1,209)	(169)
Changes in fair value of financial instruments (ii)	(346)	434	-
Change of tax rate (ii)	5,676	396	(450)
Non-taxable profit / (loss), non-deductible expenses and others	(7)	(554)	116
Income tax from continuing operations	124	(2,766)	(6,351)
MPIT	-	-	26

(i) Corresponds mainly to holding companies in the Operations Center in Israel
(ii) As of June 30, 2018 corresponds to the effect of applying the changes in the tax rates applicable in accordance with the tax reform explained above, being Ps. 405 the effect of the rate change in US and Ps. 5,271 the effect of the rate change in Argentina. As of June 30, 2017 and 2016 the rate change was in Israel.

Deferred tax assets and liabilities of the Group as of June 30, 2018 and 2017 will be recovered as follows:

	June 30, 2018	June 30, 2017
Deferred income tax asset to be recovered after more than 12 months	5,865	5,577
Deferred income tax asset to be recovered within 12 months	1,093	159
Deferred income tax assets	6,958	5,736

	June 30, 2018	June 30, 2017
Deferred income tax liability to be recovered after more than 12 months	(32,597)	(19,027)
Deferred income tax liability to be recovered within 12 months	(178)	(9,448)
Deferred income tax liability	(32,775)	(28,475)
Deferred income tax assets (liabilities), net	(25,817)	(22,739)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2018 and 2017, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	06.30.17	Business combination and Assets held for sale (i)	Cumulative translation adjustment	Charged / (Credited) to the statements of income	Deconsolidation	06.30.18
Assets
Trade and other payables	2,021	-	526	(591)	-	1,956
Tax loss carry-forwards	2,955	1	746	703	-	4,405
Others	760	-	523	(268)	(418)	597
Subtotal assets	5,736	1	1,795	(156)	(418)	6,958
Liabilities	-	-	-	-	-	-
Investment properties and Property, plant and equipment	(24,176)	(14)	(6,640)	(300)	2,445	(28,685)
Trading properties	(99)	-	(73)	20	-	(152)
Trade and other receivables	(305)	-	-	(81)	-	(386)
Investments	(9)	-	1	(16)	-	(24)
Intangible assets	(2,682)	-	126	433	781	(1,342)
Others	(1,204)	-	(1,341)	359	-	(2,186)
Subtotal liabilities	(28,475)	(14)	(7,927)	415	3,226	(32,775)
Assets (Liabilities), net	(22,739)	(13)	(6,132)	259	2,808	(25,817)

IRSA Inversiones y Representaciones Sociedad Anónima

	06.30.16	Business combination and Assets held for sale (i)	Cumulative translation adjustment	Charged / (Credited) to the statements of income	Reclassification opening balances	Use of tax loss carry-forwards	06.30.17
Assets
Trade and other payables	1,774	-	281	(34)	-	-	2,021
Tax loss carry-forwards	3,251	-	488	(613)	-	(171)	2,955
Others	724	(47)	136	(53)	-	-	760
Subtotal assets	5,749	(47)	905	(700)	-	(171)	5,736
Liabilities	-	-	-	-	-	-	-
Investment properties and Property, plant and equipment	(20,772)	-	(1,888)	(1,575)	59	-	(24,176)
Trading properties	(120)	-	(24)	45	-	-	(99)
Trade and other receivables	(142)	(7)	-	(156)	-	-	(305)
Investments	(10)	-	1	-	-	-	(9)
Intangible assets	(2,860)	-	(312)	490	-	-	(2,682)
Others	(944)	36	(122)	(174)	-	-	(1,204)
Subtotal liabilities	(24,848)	29	(2,345)	(1,370)	59	-	(28,475)
Assets (Liabilities), net	(19,099)	(18)	(1,440)	(2,070)	59	(171)	(22,739)

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

As of June 30, 2018, the Group's recognized tax loss carry forward prescribed as follows:

Date	Total
2019	49
2020	35
2021	33
2022	9
2023	2,875
Do not expire	1,404
Total	4,405

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

Based on the estimated and aggregate effect of all these aspects on the companies’ performance, Management estimates that as at June 30, 2018, it is probable that the Company will realize all of the deferred tax assets.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of Ps. 132,442 and Ps. 131,748 as of June 30, 2018 and 2017, respectively. Although management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The Group did not recognize deferred income tax liabilities of Ps. 1,722 and Ps. 1,792 as of June 30, 2018 and 2017, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

On June 30, 2018 and 2017, the Group recognized a deferred liability in the amount of Ps. 623 and Ps. 857, respectively, related to the potential future sale of one of its subsidiaries shares.

IRSA Inversiones y Representaciones Sociedad Anónima

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

The Group has assessed that the sale of Ispro is probable in the near future, so that the corresponding deferred liability has been recognized in these Consolidated Financial statements. This investment does not comply with the requirements of IFRS 5 for classification as held for sale.

21.
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

The future minimum payments that the Group must pay under operating leases are as follows:

	June 30, 2018	June 30, 2017	June 30, 2016
No later than one year	2,173	2,901	3,860
Later than one year and not later than five years	4,477	7,949	6,705
Later than five years	655	1,869	2,127
	7,305	12,719	12,692

Finance leases:

The Group is party to several financial lease agreements, mainly of equipment for administrative use in the ordinary course of business. The amounts involved are not material to any of the fiscal years under review.

The Group as lessor

Operating leases:

In the Shopping Malls segment and Offices segment of the Operations Center in Argentina and in the Real Estate segment of the Operations Center in Israel, the Group enters into operating lease agreements typical in the business. Given the diversity of properties and lessees, and the various economic and regulatory jurisdictions where the Group operates, the agreements may adopt different forms, such as fixed, variable, adjustable leases, etc. For example, in the Operations Center in Argentina, operating lease agreements with lessees of Shopping Malls generally include escalation clauses and contingent payments. In Israel, agreements tend to be agreed upon for fixed amounts, although in some cases they may include adjustment clauses. Income from leases are recorded in the Statement of Income under rental and service income in all of the filed periods.

Rental properties are considered to be investment property. Book value is included in Note 9. The future minimum proceeds under non-cancellable operating leases from Group’s shopping malls, offices and other buildings are as follows:

	June 30, 2018	June 30, 2017	June 30, 2016
No later than one year	4,813	4,437	3,137
Later than one year and not later than five years	22,371	12,451	13,361
Later than five years	8,290	4,632	4,247
	35,474	21,520	20,745

Finance leases:

The Group does not act as a lessor in connection with finance leases.

IRSA Inversiones y Representaciones Sociedad Anónima

22.
Revenues

	June 30, 2018	June 30, 2017	June 30, 2016
Income from communication services	14,392	11,958	4,956
Rental and services income	10,671	8,537	5,197
Sale of communication equipment	4,955	4,006	1,844
Sale of trading properties and developments	1,818	1,454	191
Revenue from hotel operation and tourism services	1,040	766	557
Other revenues	212	283	171
Total Group’s revenues	33,088	27,004	12,916

23.
Expenses by nature

The Group disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2018, 2017 and 2016:

	Costs	General and administrative expenses	Selling expenses	Total as of June 30, 2018
Cost of sale of goods and services	5,219	-	-	5,219
Salaries, social security costs and other personnel expenses	2,455	1,627	1,485	5,567
Depreciation and amortization	2,250	575	912	3,737
Fees and payments for services	1,830	859	66	2,755
Maintenance, security, cleaning, repairs and others	1,689	146	96	1,931
Advertising and other selling expenses	270	6	1,272	1,548
Taxes, rates and contributions	328	81	196	605
Interconnection and roaming expenses	2,066	-	-	2,066
Fees to other operators	2,576	-	-	2,576
Director´s fees	-	228	-	228
Leases and service charges	52	5	133	190
Allowance for doubtful accounts, net	-	-	269	269
Other expenses	894	342	234	1,470
Total as of June 30, 2018	19,629	3,869	4,663	28,161

	Costs	General and administrative expenses	Selling expenses	Total as of June 30, 2017
Cost of sale of goods and services	4,269	4	-	4,273
Salaries, social security costs and other personnel expenses	2,008	1,257	1,150	4,415
Depreciation and amortization	1,804	520	1,053	3,377
Fees and payments for services	1,704	671	48	2,423
Maintenance, security, cleaning, repairs and others	1,444	86	3	1,533
Advertising and other selling expenses	284	-	1,050	1,334
Taxes, rates and contributions	232	23	168	423
Interconnection and roaming expenses	1,711	-	-	1,711
Fees to other operators	1,691	-	-	1,691
Director´s fees	-	180	-	180
Leases and service charges	82	18	5	105
Allowance for doubtful accounts, net	-	-	204	204
Other expenses	804	460	326	1,590
Total as of June 30, 2017	16,033	3,219	4,007	23,259

	Costs	General and administrative expenses	Selling expenses	Total as of June 30, 2016
Cost of sale of goods and services	1,557	-	-	1,557
Salaries, social security costs and other personnel expenses	1,202	552	502	2,256
Depreciation and amortization	738	256	538	1,532
Fees and payments for services	706	396	37	1,139
Maintenance, security, cleaning, repairs and others	664	59	3	726
Advertising and other selling expenses	282	-	472	754
Taxes, rates and contributions	223	14	150	387
Interconnection and roaming expenses	-	157	-	157
Leases and service charges	50	2	-	52
Allowance for doubtful accounts, net	-	62	8	70
Other expenses	1,614	141	132	1,887
Total as of June 30, 2016	7,036	1,639	1,842	10,517

IRSA Inversiones y Representaciones Sociedad Anónima

24.
Cost of goods sold and services provided

	Total as of June 30, 2018	Total as of June 30, 2017
Inventories at the beginning of the year (*)	10,041	8,216
Purchases and expenses	69,910	54,426
Capitalized finance costs	11	-
Cumulative translation adjustment	5,874	2,687
Transfers	9	27
Deconsolidation (Note 4.G)	(6,276)	-
Transfers to investment properties	(353)	-
Incorporated by business combination	380	-
Inventories at the end of the year (*)	(9,880)	(10,041)
Total costs	69,716	55,315

(**) Includes the cost of goods sold from Shufersal which was reclassified as discontinued operations for an amount of Ps. 45,087, as of June 30, 2018 and Ps. 39,282 as of June 30, 2017.

The following table presents the composition of the Group’s inventories for the years ended June 30, 2018 and 2017:

	Total as of June 30, 2018	Total as of June 30, 2017
Real estate	9,275	5,804
Supermarkets	-	3,873
Telecommunications	592	320
Others	13	44
Total inventories at the end of the year (*)	9,880	10,041

(*) Inventories includes trading properties and inventories.

25.
Other operating results, net

	June 30, 2018	June 30, 2017	June 30, 2016
Gain from disposal of an associate (1)	311	-	-
Donations	(67)	(123)	(58)
Lawsuits and other contingencies (2)	406	(22)	14
Currency translation adjustment reversal (3)	-	41	100
Others	(68)	(102)	(88)
Total other operating results, net	582	(206)	(32)

(1)
Includes the gain from the sale of the Group’s equity interest in Cloudyn for Ps. 252.
(2)
As of June 30, 2018, includes the favorable ruling of a trial in the Operations Center in Israel for an amount of approximately Ps. 435. Includes legal costs and expenses Includes legal costs and expenses
(3)
As of June 30, 2017, it pertains to the reversal of the cumulative translation adjustment generated by IMadison, a subsidiary liquidated during that fiscal year. As of June 30, 2016, Ps. 143 correspond to the reversal of cumulative translation adjustment before the business combination with IDBD and Ps. 9 to the reversal of the reserve of the cumulative translation adjustment generated in Rigby following the dissolution of the company.

26.
Financial results, net

	June 30, 2018	June 30, 2017	June 30, 2016
Finance income:
- Interest income	740	704	619
- Foreign exchange gain	939	165	573
- Dividends income	82	68	72
Total finance income	1,761	937	1,264
Finance costs:
- Interest expenses	(7,745)	(6,092)	(2,330)
- Loss on debt swap (Note 19)	(2,228)	-	-
- Foreign exchange loss	(10,803)	(1,240)	(2,620)
- Other finance costs	(356)	(743)	(621)
Subtotal finance costs	(21,132)	(8,075)	(5,571)
Capitalized finance costs	74	3	-
Total finance costs	(21,058)	(8,072)	(5,571)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	426	2,928	(1,445)
- Gain on derivative financial instruments, net	170	112	927
Total other financial results	596	3,040	(518)
Total financial results, net	(18,701)	(4,095)	(4,825)

IRSA Inversiones y Representaciones Sociedad Anónima

27.
Earnings per share

(a) Basic

Basic earnings per share amounts are calculated in accordance with IAS 33 "Earning per share" by dividing the profit attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the year.

	June 30, 2018	June 30, 2017	June 30, 2016
Profit for the year of continuing operations attributable to equity holders of the parent	5,278	1,383	8,635
Profit for the year of discontinued operations attributable to equity holders of the parent	9,725	1,647	338
Profit for the year attributable to equity holders of the parent	15,003	3,030	8,973
Weighted average number of ordinary shares outstanding	575	575	575
Basic earnings per share	26.09	5.27	15.61

(b) Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential shares. The Group holds treasury shares associated with incentive plans with potentially dilutive effect.

	June 30, 2018	June 30, 2017	June 30, 2016
Profit for the year of continuing operations attributable to equity holders of the parent	5,278	1,383	8,635
Profit for the year of discontinued operations attributable to equity holders of the parent	9,725	1,647	338
Profit for the year per share attributable to equity holders of the parent	15,003	3,030	8,973
Weighted average number of ordinary shares outstanding	579	579	579
Diluted earnings per share	25.91	5.23	15.50

28.
Employee benefits

Incentive Plan - Argentina

The Group has an equity incentives plan (“Incentive Plan”), created in September 30, 2011, which is aimed at certain employees, directors and top management of the Company, IRSA CP and Cresud (the “Participants”). Engagement is voluntary and by invitation of the Board of Directors.

Under the Incentive Plan, over the years 2011, 2012 and 2013, Participants will be entitled to receive shares ("Contributions") of the Company and Cresud based on a percentage of their annual bonus for the years 2011, 2012 and 2013, providing they remain as employees of the Company for at least five years, among other conditions required, to qualify for such Contributions. Contributions shall be held by the Company and Cresud, and as the conditions established by the Plan are verified, such contributions shall be transferred to the Participants. In spite of this, the economic rights of the shares in the portfolio assigned to said participants will be received by them.

Regarding the shares to be delivered by Cresud to the employees of the company and IRSA CP, and for the shares to be delivered by IRSA to Cresud employees, the Group accounts the active or passive position measured at the closing date of the financial statements.

As of June 30, 2018 and 2017, a reserve has been set up under Shareholders’ equity as a result of this Incentive Plan for Ps. 79 and Ps. 78, respectively, based on the market value of the shares to be granted pertaining to the Group’s contributions, proportionately to the period already elapsed for the vesting of shares in the Incentive Plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of said plan are met at each fiscal year-end.

For the fiscal years ended June 30, 2018, 2017 and 2016, the Group has incurred a charge related to the Incentive Plan of Ps. 9.8, Ps. 15.9 and Ps. 21.3, respectively. As of June 30, 2018, the total expense has been recognized for having completed the necessary period to grant the total stocks for this benefit. The unrecognized expense for the periods ended June 30, 2017 and 2016 was Ps. 6.8 and Ps. 16.1 respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Movements in the number of matching shares outstanding under the incentive plan corresponding to the Company´s contributions are as follows:

	June 30, 2018	June 30, 2017	June 30, 2016
At the beginning	3,507,947	3,619,599	4,439,507
Additions	-	-	-
Disposals	-	(10,169)	(117,367)
Granted	(160,746)	(101,483)	(702,541)
At the end	3,347,201	3,507,947	3,619,599

The fair value determined at the time of granting the plan after obtaining all the corresponding authorizations was Ps. 23.5 per share of IRSA and of Ps. 16.45 per share of Cresud. This fair value was estimated by taking into account the market price of the shares of the Company on said date.

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
(iii)
death.

In case of resignation or termination without fair cause, the manager will receive the Group’s contribution only if he or she has participated in the Plan for at least 5 years.

Contributions made by the Group under the Plan amount to Ps. 32 and Ps. 21 for the fiscal years ended June 30, 2018 and 2017, respectively.

Share base plans associated with certain key members of the management - Israel

DIC and Cellcom have granted an options benefit plans to key management personnel. For the years ended June 30, 2018, 2017 and 2016, the Group has incurred an expense in relation to said benefit plans of Ps. 40.6, Ps. 15.9 and Ps. 21.3, respectively.

The following table shows the detail of the options pending at year end:

	DIC	Cellcom
Exercise price range of outstanding options	NIS 2.92-8	NIS 25.65-51.48
Average price of outstanding options	NIS 6.46	NIS 28.3
Amount of outstanding options	4,745,090	918,665
Average remaining useful life	4.75 years	1.61 years

The fair value of the options was calculated according to the Black-Scholes method, which included assumptions such as the value of the share at the date of granting the plan, expected volatility, expected life of the option or the risk-free rate.

IRSA Inversiones y Representaciones Sociedad Anónima

Employee benefits - Israel

Benefits to hired employees include post-employment benefits, retirement benefits, share-based plans and other short and long-term benefits. The Group’s liabilities in relation to severance pay and/or retirement benefits of Israeli employees are calculated in accordance with Israeli laws.

	June 30, 2018	June 30, 2017	June 30, 2016
Present value of unfunded obligations	316	673	572
Present value of funded obligations	371	1,789	1,070
Total present value of defined benefits obligations (post-employment)	687	2,462	1,642
Fair value of plan assets	(592)	(1,703)	(1,101)
Recognized liability for defined benefits obligations	95	759	541
Liability for other long-term benefits	15	4	148
Total recognized liabilities	110	763	689
Assets designed for payment of employee benefits	-	-	(4)
Net position from employee benefits	110	763	685

29.
Related party transactions

In the normal course of business, the Group conducts transactions with different entities or parties related to it.

Remunerations of the Board of Directors

The Business Companies Act of Argentina (Law N° 19,550), provides that the remuneration to the Board of Directors, where it is not set forth in the Company’s by-laws, shall be fixed by the Shareholders' Meetings. The maximum amount of remuneration that the members of the Board are allowed to receive, including salary and other performance-based remuneration of permanent technical-administrative functions, may not exceed 25% of the profits.

Such maximum amount is limited to 5% where no dividends are distributed to the Shareholders, and will be increased proportionately to the distribution, until reaching such cap where total profits are distributed.

Some of the Group's Directors are hired under the Employment Contract Law N° 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination. The remuneration of directors for each fiscal year is based on the provisions established by the Business Companies Act, taking into consideration whether such directors perform technical-administrative functions and depending upon the results recorded during the fiscal year. Once such amounts are determined, they should be approved by the Shareholders’ Meeting.

Senior Management remuneration

The members of the Group’s senior management are appointed and removed by the Board of Directors, and perform functions in accordance with the instructions delivered by the Board itself.

The Company’s Senior Management in the Operation Center in Argentina is composed of as follows:

Name	Date of Birth	Position	Actual position since
Eduardo S. Elsztain	01/26/1960	General Manager	1991
Daniel R. Elsztain	12/22/1972	Operating Manager	2012
Arnaldo Jawerbaum	08/13/1966	Investment Manager	2017
Matías I. Gaivironsky	02/23/1976	Administrative and Financial Manager	2011

The Company’s Senior Management in the Operation Center in Israel is composed of as follows:

Nombre	Fecha de Nacimiento	Posición	Posición actual desde
Sholem Lapidot	22/10/1979	General Manager	2016
Gil Kotler	10/04/1966	Financial Manager	2016
Aaron Kaufman	03/03/1970	Vice president and General Assessor	2016

IRSA Inversiones y Representaciones Sociedad Anónima

The total remuneration paid to members of senior management for their functions consists of a fix salary that takes account of the manager's backgrounds capacity and experience, plus an annual bonus based on their individual performance and the Group's results. Members of senior management participate in defined contributions and share-based incentive plans that are described in Note 28.

The aggregate compensation to the Senior Management of the Operations Center in Argentina for the year ended June 30, 2018 amounts to Ps. 23.

The aggregate compensation to the Senior Management of the Operations Center in Israel for the year ended June 30, 2018 amounts to Ps. 67.

Corporate Service Agreement with Cresud and IRSA CP

In due course, given that IRSA, Cresud and IRSA CP have operating overlapping areas, the Boards of Directors considered precedent to share certain services and thereby optimize operating costs, building on and enhancing the individual efficiencies of each of the companies in the different areas of operational management.

For this purpose, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services ("Framework Agreement") was signed by IRSA, Cresud and IRSA CP, which was modified afterwards on the following dates: August 23, 2007; August 14, 2008; November 27, 2009; March 12, 201; July 11, 2011; October 15, 2012; November 12, 2013; February 24, 2014; February 18, 2015; November 12, 2015; May 5, 2017 and June 29, 2018.

Under this Framework Agreement, corporate services are provided in the following areas: Corporate Human Resources, Administration and Finance, Planning, Institutional Relations, Compliance, Shared Services Center, Administration for the Real Estate Business, Board of Directors, Human Resources for the Real Estate Business, Security, Corporate Legal department, Corporate Environment and Quality department, Technical Management, Infrastructure and Purchasing, Investments, Government Affairs, Hotels, Fraud Prevention, Bolívar, Attorneys, Audit Committee, Security.

Pursuant to this agreement, the companies hired an external consulting firm to review and evaluate half-yearly the criteria used in the process of liquidating the corporate services, as well as the basis for distribution and source documentation used in the process indicated above, by means of a half-yearly report.

The operations described above allows IRSA, Cresud and IRSA CP to keep its strategic and commercial decisions fully independent and confidential, with a cost and profit allocation on the basis of operating efficiency and equity.

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

IRSA Inversiones y Representaciones Sociedad Anónima

Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA. Fundación Museo de los Niños acts as special vehicle for the development of "Museo de los Niños, Abasto" and "Museo de los Niños, Rosario". On October 29, 1999, our shareholders approved the award of the agreement “Museo de los Niños, Abasto” to Fundación Museo de los Niños. On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA whereby it loaned 3,800 square meters of the area built in the Abasto Shopping mall for a total term of 30 years, and on November 29, 2005, shareholders of IRSA CP approved another agreement entered into with Fundación Museo de los Niños whereby 2,670.11 square meters built in the Alto Rosario shopping mall were loaned for a term of 30 years. Fundación IRSA has used the available area to house the museum called “Museo de los Niños, Abasto” an interactive learning center for kids and adults, which was opened to the public in April 1999.

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

Loan between Dolphin and IDBD

As described in Note 8 to these Consolidated Financial Statements Dolphin has granted a series of subordinated loans to IDBD (“the debt”). This debt has the following characteristics: i) it is subordinated, even in the case of insolvency, to all current or future debts of IDBD; (ii) will be reimbursed after payment of all the debts to their creditors; (iii) accrues interest at a rate of 0.5%, which will be added to the amount of the debt and will be payable only on the date the subordinated debt is amortized; (iv) Dolphin will not have a right to participate or vote in the meetings with IDBD creditors with respect to the subordinated debt; (v) as from January 1, 2016, Dolphin has the right, at its own discretion, to convert the debt balance into IDBD shares, at that time, whether wholly or partially, including the interest accrued over the debt until that date; (vi) if Dolphin opts to exercise the conversion, the debt balance will be converted so that Dolphin will receive IDBD shares according to a share price that will be 10% less than the average price of the last 30 days prior to the date the conversion option is exercised. In the event there is no market price per share, it will be determined in accordance with an average of three valuations made by external or independent experts, who shall be determined by mutual consent and, in the event of a lack of consent, will be set by the President of the Institute of Certified Public Accountants in Israel.

The following is a summary presentation of the balances with related parties as of June 30, 2018 and 2017:

Item	June 30, 2018	June 30, 2017
Trade and other receivables	748	1,434
Investments in financial assets	343	324
Trade and other payables	(191)	(172)
Borrowings	(10)	(11)
Total	890	1,575

Related company	June 30, 2018	June 30, 2017	Description of transaction	Item
Manibil S.A.	72	84	Contributions in advance	Trade and other receivables
New Lipstick LLC	585	-	Loans granted	Trade and other receivables
	7	-	Reimbursement of expenses receivables	Trade and other receivables
Condor	-	8	Dividends receivables	Trade and other receivables
	135	82	Public companies securities	Investments in financial assets
LRSA	29	29	Leases and/or rights of use	Trade and other receivables
	(1)	-	Reimbursement of expenses not yet paid	Trade and other payables
	7	-	Dividends receivables	Trade and other receivables
Other associates and joint ventures	-	-	Loans granted	Trade and other receivables
	1	8	Reimbursement of expenses receivables	Trade and other receivables
	-	(5)	Commissions	Trade and other payables
	(10)	(11)	Loans received	Borrowings
	(1)	-	Leases and/or rights of use not yet paid	Trade and other payables
	4	3	Leases and/or rights of use receivables	Trade and other receivables
	1	5	Management fees receivables	Trade and other receivables
	7	-	Loans granted	Trade and other receivables
	-	(1)	Advertising spaces not yet paid	Trade and other payables
	-	1	Share-based payments	Trade and other receivables
	1	-	Long-term incentive plan	Trade and other receivables
	(1)	(1)	Reimbursement of expenses not yet paid	Trade and other payables
Total associates and joint ventures	836	202
Cresud	(16)	(36)	Reimbursement of expenses not yet paid	Trade and other payables
	(56)	(22)	Corporate services not yet paid	Trade and other payables
	208	242	NCN	Investments in financial assets
	-	5	Leases and/or rights of use receivables	Trade and other receivables
	(2)	-	Leases and/or rights of use not yet paid	Trade and other payables
	(22)	-	Management fee	Trade and other payables
	(3)	-	Share-based payments	Trade and other payables
	-	(1)	Long-term incentive plan	Trade and other payables
Total parent company	109	188
IFISA	-	1,283	Loans granted	Trade and other receivables
Taaman	-	(24)	Leases and/or rights of use not yet paid	Trade and other payables
Willifood	-	(29)	Leases and/or rights of use not yet paid	Trade and other payables
RES LP	2	-	Reimbursement of expenses receivables	Trade and other receivables
	19	-	Dividends receivables	Trade and other receivables
Directors	(83)	(44)	Fees for services received	Trade and other payables
Others (1)	1	1	Leases and/or rights of use receivables	Trade and other receivables
	7	2	Fees not yet paid	Trade and other receivables
	(1)	(4)	Fees for services received	Trade and other payables
Total others	(55)	1,185
Total at the end of the year	890	1,575

(1)  Includes CAMSA. Avenida compras and Avenida Inc., Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the years ended June 30, 2018 and 2017:

Related party	June 30, 2018	June 30, 2017	June 30, 2016	Description of transaction
BACS	17	1	6	Leases and/or rights of use
	-	39	21	Financial operations
Adama	-	293	16	Corporate services
Manibil	38	-	-	Corporate services
Condor	119	235	122	Financial operations
La Rural S.A.	12	-	-	Leases and/or rights of use
	13	-	-	Financial operations
Tarshop	16	14	12	Leases and/or rights of use
ISPRO - Mehadrin	117	-	57	Corporate services
Other associates and joint ventures	1	(4)	(8)	Financial operations
	7	16	3	Leases and/or rights of use
	5	-	-	Fees and remunerations
	(1)	-	-	Corporate services
	-	4	3	Management fees
Total associates and joint ventures	344	598	232
Cresud	5	2	7	Leases and/or rights of use
	(227)	(177)	(121)	Corporate services
	151	62	74	Financial operations
Total parent company	(71)	(113)	(40)
IFISA	56	(116)	31	Financial operations
Directors	(218)	(113)	(146)	Fees and remunerations
Estudio Zang, Bergel & Viñes	(15)	-	-	Fees and remunerations
Taaman	157	-	-	Corporate services
Fundación IRSA	(13)	-	-	Donations
Exportaciones Agroindustriales Arg.	(21)	-	-	Corporate services
BHN Vida S.A.	4	18	-	Leases and/or rights of use
Willifood	134	-	-	Corporate services
Others (1)	5	-	-	Corporate services
	1	4	(1)	Leases and/or rights of use
	13	-	-	Financial operations
	-	(9)	(8)	Donations
	4	-	-	Fees and remunerations
	-	(4)	(5)	Legal services
Total others	107	(220)	(129)
Total at the end of the year	380	265	63

(1) It includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel & Viñes, and Fundación IRSA.

The following is a summary of the transactions with related parties for the years ended June 30, 2018 and 2017:

Related party	June 30, 2018	June 30, 2017	Description of the operation
La Rural S.A.	34	9	Dividends received
Cyrsa	-	7	Dividends received
Baicom	-	1	Dividends received
NPSF	9	12	Dividends received
Manaman	25	36	Dividends received
Manibil	-	19	Dividends received
Ramat Hanassi	20	-	Dividends received
PBEL	-	-	Dividends received
EMCO	91	101	Dividends received
Aviareps	-	36	Dividends received
Tourism & Recreation Holdings Ltd.	25	7	Dividends received
Condor	55	22	Dividends received
Banco Hipotecario	60	-	Dividends received
Cresud	882	-	Dividends paid
Helmir	5	-	Dividends paid
Total distribution	1,206	250
Manibil	45	38	Irrevocable contributions
Puerto Retiro	-	2	Irrevocable contributions
Avenida Inc.	7	-	Irrevocable contributions
Ramat Hanassi	9	102	Irrevocable contributions
PBS-Romania	-	7	Irrevocable contributions
Secdo / SixGill	34	-	Irrevocable contributions
PBEL	-	8	Irrevocable contributions
Secured Touch	5	-	Irrevocable contributions
Open Legacy	17	-	Irrevocable contributions
Quality	39	3	Irrevocable contributions
Total subsidiaries contributions	156	160
IFISA (see Note 4.)	1,968	-	Acquisition of non-controlling interest
Total other transactions	2,124	160

IRSA Inversiones y Representaciones Sociedad Anónima

30.
Foreign currency assets and liabilities

Item / Currency (1)	Amount (2)	Exchange rate (3)	Total as of 06.30.18	Amount (2)	Exchange rate (3)	Total as of 06.30.17
Assets
Trade and other receivables
US Dollar	42	28.750	1,202	35	16.530	572
Euros	5	33.540	179	9	18.848	172
Receivables with related parties:
US Dollar	51	28.850	1,466	52	16.630	855
Total trade and other receivables			2,847			1,599
Restricted assets
US Dollar	-	28.750	-	2	16.530	41
Total Restricted assets			-			41
Investments in financial assets
US Dollar	125	28.750	3,592	61	16.530	1,014
Pounds	1	37.904	39	1	21.486	18
Investments with related parties:
US Dollar	12	28.850	343	20	16.630	324
Total investments in financial assets			3,974			1,356
Derivative financial instruments
US Dollar	1	28.750	32	1	16.530	10
Derivative financial instruments with related parties:
US Dollar	-	28.850	-	2	16.630	26
Total Derivative financial instruments			32			36
Cash and cash equivalents
US Dollar	269	28.750	7,734	318	16.530	5,250
Euros	2	33.540	66	3	18.848	49
New Israel Shekel	-	7.890	-	-	4.770	1
Total Cash and cash equivalents			7,800			5,300
Total Assets			14,653			8,332

Liabilities
Trade and other payables
US Dollar	104	28.850	3,007	57	16.630	955
Euros	3	33.729	88	1	19.003	19
Payables to related parties:
US Dollar	1	28.850	25	1	16.630	21
Total Trade and other payables			3,120			995
Borrowings
US Dollar	868	28.850	25,029	1,123	16.630	18,683
Total Borrowings			25,029			18,683
Total Liabilities			28,149			19,678

(1) Stated in millions of units in foreign currency. Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(2) Exchange rate as of June 30, of each year according to Banco Nación Argentina records.
(3) The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (see Note 13).

31.
Groups of assets and liabilities held for sale

As mentioned in Note 4.F., the investment in Israir has been reclassified to "Group of assets and liabilities held for sale". Additionally, IDB Tourism is currently negotiating the sale of its equity interests in Open Sky Ltd. Furthermore, the equity interest of the Group in Adama and the related non-recourse loan, had been reclassified to assets and liabilities held for sale before the disposal as of November 22, 2016 (Note 4.H.). Additionally, an area adjacent to Tilvoli, valued at Ps. 521 is included.

Pursuant to IFRS 5, assets and liabilities held for sale have been valued at the lower between their carrying value and fair value less cost of sale. Given some assets’ carrying value was higher, an impairment loss of Ps. 231 has been recorded for the year ended June 30, 2017.

IRSA Inversiones y Representaciones Sociedad Anónima

The following table shows the main assets and liabilities classified as held for sale:

	June 30, 2018	June 30, 2017
Property, plant and equipment	2,698	1,712
Intangible assets	32	19
Investments in associates	47	33
Deferred income tax assets	103	57
Investment properties	521	5
Income tax credits	-	10
Trade and other receivables	1,444	688
Cash and cash equivalents	347	157
Total group of assets held for sale	5,192	2,681
Trade and other payables	1,957	930
Salaries and social security liabilities	-	148
Employee benefits	150	52
Deferred income tax liability	16	10
Borrowings	1,120	715
Total group of liabilities held for sale	3,243	1,855
Total net assets held for sale	1,949	826

32.
Results from discontinued operations

The results of Shufersal, Israir and IDB Tourism operations, the share of profit of Adama and the finance costs associated to its non-recourse loan, until Adama’s sale, and the results from sale of the investment in Adama and Shufersal have been reclassified in the Statements of Income under discontinued operations.

	June 30, 2018	June 30, 2017	June 30, 2016
Revenues	66,740	51,578	19,759
Costs	(50,087)	(39,282)	(15,073)
Gross profit	16,653	12,296	4,686
Net gain from fair value adjustment of investment properties	164	113	23
General and administrative expenses	(1,162)	(857)	(294)
Selling expenses	(13,042)	(9,655)	(3,955)
Other operating results, net (i)	10,838	3,888	(6)
Profit from operations	13,451	5,785	454
Share of profit of associates and joint ventures	54	373	344
Profit before financial results and income tax	13,505	6,158	798
Finance income	94	148	408
Finance costs	(675)	(1,962)	(367)
Other financial results	(75)	(111)	-
Financial results, net	(656)	(1,925)	41
Profit before income tax	12,849	4,233	839
Income tax	(370)	(140)	(22)
Profit from discontinued operations (ii)	12,479	4,093	817

Profit for the year from discontinued operations attributable to:
Equity holders of the parent	9,725	1,647	338
Non-controlling interest	2,754	2,446	479

Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	16.91	2.86	0.59
Diluted	16.80	2.84	0.58

(i) Includes the result of the loss of control of Shufersal (see note 4.G) as of June 30, 2018 and the sale of Adama, which generated a profit of Ps. 4,216 in the year ended June 30, 2017.
(ii) As of June 30, 2018, 2017 and 2016, Ps. 60,470, Ps. 47,168 and Ps 18,607 of the total revenues from discontinued operations and Ps 12,377, Ps. 1,075 and Ps. 373 of the total profit from discontinued operations corresponds to Shufersal.

IRSA Inversiones y Representaciones Sociedad Anónima

33.
Subsequent events

Partial prepayment of IDBD debentures

The Board of Directors of IDBD resolved to perform a partial prepayment of series M debentures of IDBD which took place on August 28, 2018. The partial prepayment amounted to NIS 146 million (approximately Ps 1,491 as of the date of issuance of these financial statements) which represents a 14.02% of the remaining amount of series M debentures.

Possible sale of a subsidiary of IDB Tourism

On August 14, 2018, the Board of Directors of IDB Tourism approved its engagement in a memorandum of understanding for the sale of 50% of the issued share capital of a company which manages the incoming tourism operation which is held by Israir for a total consideration of NIS 26 million (approximately Ps. 285 as of the date of issuance of these financial statements). The closing of the transaction is expected by November 30, 2018. This transaction does not change the intentions of selling the whole investment in IDBT, which the management of the company expects to compete before June 2019.

Partial sale of Clal

On August 30, 2018 continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD has sold 5% of its stake in Clal through a swap transaction in the same conditions that applied to the swap transactions performed in the preceding months of May and August 2017, January and May 2018. The consideration was set at an amount of approximately NIS 173 million (equivalent to approximately Ps. 1,766). After the completion of the transaction, IDBD’s interest in Clal was reduced to 29.8% of its share capital.

Agreement to sell plot of land in USA

In August 2018, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of US$ 18 (approximately Ps. 673 as of the date of issuance of these financial statements). As of June 30, 2018 the book value of the plot of land was classified as assets held for sale according to IFRS 5 conditions.

Devaluation of the Argentine Peso

As of the date of issuance of these financial statements, the argentine peso has suffered a devaluation against the US dollar and other currencies, close to 27.2%, which has an impact on the figures presented on these financial statements, due mainly for the exposure to the devaluation of (i) certain revenues and costs of segment “offices and other properties” segment of the Operation Center in Argentina, (ii) revenues and costs of the Operation Center in Israel and (iii) our financial assets and liabilities nominated in foreign currency.

IRSA Shareholders’ Meeting

IRSA Shareholders’ Meeting, held on October 29, 2018, approved among others, Ps. 4,983 of net income for the fiscal year ended June 30, 2018 to: (i) Payment of a dividend on shares of IRSA CP for up to Ps.1,412 million; and (ii) The constitution of a special reserve that may be allocated to new projects according to the business development plan of IRSA, to the distribution of dividends, or to the cancellation of commitments authorizing the Board of directors to decide the application of the funds to any of said destinations.

Furthermore, the Shareholders’ Meeting decided to appropriate Ps.16,538 of net income for fiscal year ended June 30, 2017 which hadn’t been allocated, to the constitution of a special reserve that may be allocated to new projects according to the business development plan of IRSA, or to the distribution of dividends.

On the other hand, it resolved to empower on the Board of Directors for the creation of a new global program for the issuance of simple NCN, either secured or unsecured or guaranteed by third parties, for a total amount of up to US$ 500 (five hundred million US Dollars) (or an equivalent amount in other currencies) before the expiration of the current program.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2018

    NEW LIPSTICK, LLC AND SUBSIDIARY

TABLE OF CONTENTS

INDEPENDENT AUDITOR’S REPORT	F-87 - F-88
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet	F-89
Consolidated Statement of Operations	F-90
Consolidated Statement of Changes in Members’ Deficit	F-91
Consolidated Statement of Cash Flows	F-92
Notes to Consolidated Financial Statements	F-93 - F-102
SUPPLEMENTAL INFORMATION	F-103
Consolidating Balance Sheet	F-104
Consolidating Statement of Operations	F-105

INDEPENDENT AUDITOR’S REPORT

To the Members’ of New Lipstick, LLC and Subsidiary

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of New Lipstick, LLC and Subsidiary (a limited liability company) (the “Company”), which comprise the consolidated balance sheet as of June 30, 2018, and the related consolidated statements of operations, changes in members’ deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

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

Auditor’s Responsibility

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Lipstick, LLC and Subsidiary as of June 30, 2018, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

To the Members’ of
New Lipstick, LLC and Subsidiary

Emphasis of Matter – Members’ Deficit

As of June 30, 2018, the Company had a members’ deficit of approximately $178,266,000. As discussed in Note 5, on September 15, 2017, the Company amended its existing debt agreement and paid down $40,000,000 through two prepayments. The first prepayment of $20,000,000 occurred in September 2017, and the second prepayment of $20,000,000 occurred on October 15, 2017. Also in October 2017, the Lender forgave $20,000,000 of principal. As a result of additional monthly principal payments the balance outstanding on the note payable was approximately $50,744,000 as of June 30, 2018.

Emphasis of Matter – Tenant Concentration

As discussed in Note 1, the Company had one major tenant Latham and Watkins LLP, during the year ended June 30, 2018, which represented approximately 71% of the Company’s base rent before amortization of above and below market leases. The leases with this tenant expire on June 30, 2021. The approximate rental revenue from the tenant amounted to $30,686,000 for the year ended June 30, 2018. The loss of this tenant could have a material negative impact on the Company’s consolidated operations. Our opinion on these consolidated financial statements is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental information presented on pages 18-19 is for additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and accordingly, we do not express an opinion or provide any assurance on it.

New York, NY
September 4, 2018

 NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET FOR THE YEAR ENDED JUNE 30, 2018

ASSETS

Real estate, net	$128,065,721
Cash and cash equivalents	1,734,520
Restricted cash	3,976,627
Tenant receivables, net	364,544
Prepaid expenses and other assets	6,643,447
Due from related party	120,274
Deferred rent receivable	9,482,209
Goodwill	5,422,615
Lease intangibles, net	15,121,182

TOTAL ASSETS	$170,931,139

LIABILITIES AND MEMBERS' DEFICIT

LIABILITIES
Accounts payable and accrued expenses	$2,639,221
Notes payable to members	41,132,971
Note payable	50,774,482
Deferred ground rent payable	219,421,593
Due to related parties	240,874
Tenant security deposits	924,856
Deferred revenue	321,434
Lease intangibles, net	33,741,364

TOTAL LIABILITIES	349,196,795

MEMBERS' DEFICIT	(178,265,656)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$170,931,139

The accompanying notes are an integral part of these consolidated financial statements.

 NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 2018

REVENUES:
Base rents	$42,640,302
Tenant reimbursements	7,672,918
Other rental revenue	50,029

TOTAL REVENUES	50,363,249

EXPENSES:
Real estate taxes	11,620,716
Utilities	2,381,489
Janitorial	1,776,052
Insurance	325,138
Repairs and maintenance	1,712,889
Security	1,014,923
Bad debt	30,593
General and administrative	2,827,316
Management fees	1,130,602
Elevator	302,620
HVAC	80,215
Ground rent	45,457,736
Interest expense	4,015,781
Depreciation and amortization	5,745,481
Amortization of lease intangibles	3,079,859

TOTAL EXPENSES	81,501,410

OTHER INCOME
Gain on debt forgiveness	20,000,000

NET LOSS	$(11,138,161)

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ DEFICIT FOR THE YEAR ENDED JUNE 30, 2018

Members' deficit - July 1, 2017	$(167,127,495)

Net loss	(11,138,161)

Members' deficit - June 30, 2018	$(178,265,656)

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED JUNE 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(11,138,161)
Adjustments to reconcile net loss to net
cash provided by operating activities:
Depreciation and amortization	5,745,481
Bad debt	30,593
Gain on debt forgiveness	(20,000,000)
Deferred rent	390,793
Amortization of above market leases	1,407,364
Accretion of below market leases	(2,387,552)
Accretion of above market ground lease	(437,809)
Amortization of lease intangible assets	3,079,859
Deferred ground rent	27,129,005
(Increase) Decrease in operating assets:
Tenant receivables	18,195
Prepaid expenses and other assets	(510,810)
Lease intangibles	(281,225)
Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses	290,404
Tenant security deposits	(21,017)
Deferred revenue	(342,260)
TOTAL ADJUSTMENTS	14,111,021

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,972,860

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(1,418,777)
NET CASH USED IN INVESTING ACTIVITIES	(1,418,777)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments to related parties	(39,979)
Net change in restricted cash	181,496
Repayments on notes payable	(42,383,429)
Borrowings from shareholders	41,132,971

NET CASH USED IN FINANCING ACTIVITIES	(1,108,941)
NET INCREASE IN CASH AND CASH EQUIVALENTS	445,142
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,289,378
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,734,520

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$4,244,626

The accompanying notes are an integral part of these consolidated financial statements.

NEW LIPSTICK, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2018

1.           ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

New Lipstick, LLC (the “Company”) was organized as a Delaware limited liability company and commenced operations on November 3, 2010. The Company was formed among IRSA International, LLC (“IRSA”), Marciano Investment Group, LLC (“Marciano”), Avi Chicouri (“Avi”), Par Holdings, LLC (“Par”), and Armenonville, collectively (the “Members”). On December 15, 2010, Armenonville assigned 100 percent of its membership interest to Lomas Urbanas S.A. IRSA is a wholly-owned subsidiary of Tyrus S.A. (“TYRUS”), a wholly-owned subsidiary of IRSA Inversiones y Representaciones Sociedad Anonima, a company whose shares are listed on the Buenos Aires and New York Stock exchanges. The Company was formed in order to acquire 100% interest in Metropolitan885 Third Avenue Leasehold LLC (“Metro 885”), its wholly-owned subsidiary.

Metro 885 was organized for the purpose of acquiring and operating a 34 story class A office tower more commonly known as the Lipstick Building, located at 885 Third Avenue in New York (the “Property”). Metro 885 leased the land which contains approximately 28,000 square feet. On July 9, 2007, the Property was acquired. The Property contains approximately 635,800 square feet of rentable space, consisting of rental and office spaces.

The Company operates under the guidelines of an Operating Agreement (the “Agreement”) entered into by the Members on November 15, 2010. The Company has adopted a fiscal year end of June 30. The manager of the Company is Lipstick Management, LLC (“LM”), a company affiliated with IRSA.

The Agreement calls for Class A and Class B Members’, Class A Members are IRSA, Marciano and Lomas Urbanas S.A. and Class B members are Avi and PAR.

Class B Membership interests of any Class B Member shall be automatically converted, in whole and not in part, into an equal number of Class A Membership interests on the earlier to occur of the date on which LM certifies that all unreturned additional Class A capital contributions and all unreturned Class A capital contributions have been reduced to zero.

Any Class A Member, as defined in the Agreement, may transfer, directly or indirectly, any or all of its percentage interest as a Member in the Company to an unaffiliated third party, but the offering member must first offer the right of first offer (“ROFO”) to each of the Class A members by written notice specifying the cash price and the other terms and conditions of the offer. Upon receipt of the ROFO notice, each of the offeree members has the right, exercisable in ten (10) days, to accept or decline the offer.

The Company shall continue perpetually until dissolution, liquidation or termination. The liability of the members of the Company is limited to the members’ total contribution, plus any amounts guaranteed by the members.

The terms of the Agreement provide for initial capital contributions and percentage interests as follows:

	Percentage of Ownership	Initial Capital Contributions
IRSA International, LLC	49.0%	15,417,925
Marciano Investment Group, LLC	42.0%	13,215,365
Lomas Urbanes S.A.	2.27%	714,259
Avi Chicouri	3.07%	-
Par Holdings, LLC	3.66%	-
Total	100.00%	29,347,549

NEW LIPSTICK, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2018

1.         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Organization (continued)

In accordance with the Agreement, the members may be required to make additional capital contributions which are reasonably related to the operations and/or leasing of the Property and its activities. For the year ended June 30, 2018, there were no contributions made by any of the members.

Distributions of capital will be made to the Members at the times, and in aggregated amounts determined by the Board of Directors of the Company. There were no distributions for the year ended June 30, 2018.

The Company’s profits and losses are allocated to the members.

Principles of Consolidation

The consolidated financial statements include the accounts of New Lipstick, LLC and its wholly owned subsidiary, Metro 885, collectively referred to as the “Company”. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Preparation

The Company prepares its consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

To prepare consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with maturities of three months or less upon acquisition to be cash equivalents

Restricted Cash

Restricted cash represents amounts held in escrow, as required by the lender, to be used for real estate taxes, insurance, other qualified expenditures and amounts held for tenant security deposits.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of the Federal Deposit Insurance Corporation insured limit of $250,000. At times, such balances exceed these insured limits.

NEW LIPSTICK, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2018

1.         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and Uncertainties

The Company had one major tenant, Latham and Watkins LLP, during the year ended June 30, 2018, which represented approximately 71% of the Company’s base rent before amortization of above and below market leases (NOTE 9). Economic conditions and instability in the financial markets could negatively impact this relationship. The leases with this tenant expire on June 30, 2021. The rental revenue from the tenant amounted to approximately $30,686,000 for the year ended. Because of the concentration, any financial concerns related to this tenant could have a material impact on the Company’s consolidated operating results. The loss of this tenant could have a material negative impact on the Company’s consolidated operations.

Tenant Receivables, Net

The Company carries its tenant receivables at the amount due pursuant to lease agreements but uncollected, less an allowance for doubtful accounts. The Company continuously monitors collections from tenants and makes a provision for estimated losses based upon historical experience and any specific tenant collection issues that the Company has identified. As of June 30, 2018, the Company’s allowance for doubtful accounts was approximately $125,000. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Deferred Rent Receivable

Deferred rent receivable consists of the straight-line amortization of total rents provided for in the tenant leases, net of rent collected and reimbursements due from tenants.

Real Estate, Net

Real estate, net consists of a building, building improvements and tenant improvements that are stated at cost. Building and building improvements are depreciated over 39 years. Tenant improvements are depreciated over the shorter of the estimated useful life of the asset or the terms of the respective leases. Assets over $5,000 that are expected to last over one year are capitalized. Expenditures for major betterments and additions are capitalized to the real estate accounts, while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged to expense.

Impairment of Long-Lived Assets and Identifiable Intangibles

The Company reviews long lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the assets. If the carrying value of the assets exceeds such cash flows, the assets are considered impaired. The impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds their estimated fair value. There is no impairment recorded for the year ended June 30, 2018.

Revenue Recognition

The Company recognizes lease revenue on a straight–line basis over the terms of the lease agreements. Capitalized below market base values are accreted as an increase to base rents (NOTE 4). Capitalized above market base values are amortized as a decrease to base rents (NOTE 4).

The Company also receives reimbursements from tenants for certain costs as provided for in the lease agreements. These costs include real estate taxes, utilities, insurance, common area maintenance and other recoverable costs in excess of a base year amount. The reimbursements are recognized when the tenants are billed.

Deferred revenue represents rent collected in advance of being due.

1.
ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred Ground Rent Payable

Ground rent expense is accounted for on a straight-line basis over the non-cancelable terms of the ground leases. All future minimum increases in the non-cancelable ground rents consist of either 2.5% or 3% annual increases through May 1, 2068. This has resulted in a deferred ground rent payable in the amount of approximately $219,422,000 as of June 30, 2018 (NOTE 7).

Lease Intangibles

Leasing costs and commissions incurred in connection with leasing activities are capitalized and amortized on straight-line basis over the lives of the respective leases. Unamortized deferred leasing costs are charged to amortization expense upon early termination of the lease.

Above and below market lease and above market ground lease values were recorded on the Property’s reorganization date based on the present value (using an interest rate which reflected the risk associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and ground lease, and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases and ground leases, measured over a period equal to the remaining non-cancelable term of the leases.

Above market lease values are capitalized as an asset and amortized as a decrease to rental income over the remaining terms of the respective leases on a straight line basis. Below market leases are capitalized as a liability and are amortized as in increase to rental income over the remaining terms of the respective leases on a straight- line basis.

The above market ground lease value is capitalized as a liability and amortized as a decrease in operating expenses over the remaining terms of the respective leases.

The aggregate value of in-place leases were measured based on the differences between (i) the Property valued with existing in-place leases adjusted to market rental rates, and (ii) the Property valued as if vacant, based upon management’s estimates. Factors considered by management in their analysis included an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management included real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily were a year. Management also estimated costs to execute similar leases including leasing commissions,legal and other related expenses.

The value of in-place leases are amortized to amortization expense over the initial term of the respective leases. As of June 30, 2018, the remaining terms were to be amortized up to seven years.

Goodwill

Goodwill represents the excess of the cost of the December 30, 2010 acquisition of Metro 885 over the net of the amounts assigned to assets acquired, including identifiable intangible assets, and liabilities assumed. Goodwill is evaluated at least annually, and more often when events indicate that an impairment exists. The Company makes a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying value. If it is determined through the qualitative assessment that a reporting unit’s fair value is more likely than not greater than its carrying value, the two-step impairment test would be unnecessary.

In the two-step approach, the first step identifies potential impairments by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a write-down is recorded. No impairment of goodwill was recorded for the year ended June 30, 2018.

1.           ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (Continued)

The Company has elected not to implement an accounting standards update which allows entities except public business entities and not-for-profit entities to apply an accounting alternative for the subsequent measurement of goodwill. The update permits such entities to amortize goodwill over 10 years or a shorter period if appropriate, requires an accounting election in regards to impairment testing, an also modifies impairment testing.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the personal tax returns of the members and taxed depending on the members’ personal tax situation. As a result, the consolidated financial statements do not reflect a provision for federal income taxes. The Company is no longer subject to U.S. Federal examinations by tax authorities for years before 2015.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other non-interest expense, respectively.

Recent Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2018 and in interim periods in annual periods beginning after December 15, 2019. Early application is permitted, but no earlier than annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the effect the update will have on its consolidated financial statements.

Lease Accounting

In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current U.S. GAAP. The Company is currently evaluating the effect the update will have on its consolidated financial statements but expects upon adoption that the update will have a material effect on the Company’s consolidated financial condition due to the recognition of a right-of-use asset and related lease liability. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020, with early application permitted.

Restricted Cash

In November 2016, the FASB issued an accounting standards update which amends cash flow statement presentation of restricted cash. The update requires amounts generally described as restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end- of-period total amounts shown on the statement of cash flows. The update is effective retrospectively for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the effect the update will have on its consolidated financial statements.

1.         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (continued)

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued an accounting standards update to simplify the accounting for goodwill impairment. The update removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. The update specifies that a goodwill impairment charge will now be recognized for the amount by which the carrying value of a reporting unit exceeds its fair value, not to exceed the carrying amount of goodwill. The update is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, with early adoption permitted for any impairment tests performed after January 1, 2017. The Company is currently evaluating the effect the update will have on its consolidated financial statements.

Subsequent Events

The Company has evaluated subsequent events through Septmeber 4, 2018, which is the date the consolidated financial statements were available to be issued.

2.         RELATED PARTY TRANSACTIONS

Guaranty of Management Fee

On April 20, 2011, LM entered into an agreement with the Company’s lender which provides that the Company would be directly responsible for certain fees that are payable to Herald Square Properties, LLC (“HSP”). HSP is a 49% owner in LM. The Company and LM are affiliated by a common 49% owner. These fees are based on a consulting agreement between LM and HSP. On December 1, 2015, the parties agreed to extend the agreement for an additional year for a fee of $37,000 per month. The parties have the right to terminate this agreement at any time upon (30 days written notice served to the other party. The total management fees in the accompanying consolidated statement of operations, amounted to approximately $444,000, of which approximately $37,000 is unpaid as of June 30, 2018.

Property Management Agreement

On May 3, 2011, the Company entered into an asset management agreement with LM. The Company is charged an asset management fee of 1.0% of its gross revenues not to exceed $400,000 per year. Asset management fees incurred by the Company to LM amounted to approximately $413,000 for the year ended June 30, 2018, of which approximately $203,000 is unpaid at June 30, 2018. Asset management fees are included in management fees in the accompanying consolidated statement of operations.

Operating Lease

Effective August 1, 2011, LM leased office space from the Company. The term of the agreement runs through November 30, 2026. The total amount of rental income earned for the year ended June 30, 2018 amounted to approximately $204,000.

At June 30, 2018 the Company is owed the following balances from the following related parties for expenses paid on their behalf.

Due from related party:
Lipstick Management, LLC	$120,274

Additionally, at June 30,2018, the amounts listed below represent expenses paid by the Company on behalf of related companies, which will be reimbursed by related companies.

Due to related parties:
IRSA Inversiones y Representaciones
Sociedad Anonima	$240,874

3.         REAL ESTATE, NET

Real estate, net consists of the following at June 30, 2018:

Building and improvements	$146,459,333
Tenant improvements	20,020,223
166,479,556

Less: accumulated depreciation and amortization	(38,413,835)

$128,065,721

Depreciation and amortization expense for the year ended June 30, 2018 was approximately $5,745,000.

4.         LEASE INTANGIBLES, NET

Lease intangibles, net and the value of assumed lease obligations at June 30, 2018 are as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total
Cost	$26,496,905	$5,780,984	$14,777,318	$47,055,207	$26,361,027	$29,041,332	$55,402,359

Less: accumulated amortization	(19,001,350)	(2,377,384)	(10,555,291)	(31,934,025)	(18,377,428)	(3,283,567)	$(21,660,995)
	$7,495,555	$3,403,600	$4,222,027	$15,121,182	$7,983,599	$25,757,765	$33,741,364

The aggregated amortization of leases in-place included in amortization expense for the year ended June 30, 2018 was approximately $2,484,000.

The aggregated amortization of leasing costs included in amortization expense for the year ended June 30, 2018 was approximately $596,000.

The aggregated amortization of above market ground leases included as a reduction of base rental income for the year ended June 30, 2018, was $1,407,000.

The aggregated amortization of above market ground leases included as a reduction of base rental income for the year ended June 30, 2018 was approximately $438,000.

The aggregate amortization of below market leases included in base rental income for the year ended June 30, 2018 was approximately $2,388,000.

The amortization of lease intangibles for each of the five years subsequent to June 30, 2018, and thereafter are as follows:

	Leases In-place	Leasing Costs	Above Market Leases	Total	Below Market Leases	Above Market Ground Leases	Total

2019	$2,464,461	$624,219	$1,407,364	$4,496,044	$2,363,408	$437,809	$2,801,217
2020	2,462,742	495,027	1,407,364	4,365,133	2,356,387	437,809	2,794,196
2021	2,454,143	453,528	1,407,299	4,314,970	2,321,281	437,809	2,759,090
2022	31,148	408,831	-	439,979	257,052	437,809	694,861
2023	31,148	404,924	-	436,072	257,052	437,809	694,861
Thereafter	51,913	1,017,071	-	1,068,984	428,419	23,568,720	23,997,139
Totals	$7,495,555	$3,403,600	$4,222,027	$15,121,182	$7,983,599	$25,757,765	$33,741,364

5.         NOTE PAYABLE

On December 30, 2010, the Metro 885’s existing note agreements with Royal Bank ofCanada (the “Lender”) were amended and restated. The outstanding balance of the amended note was $115,000,000. The amended note bore interest at (i) the London Interbank Offers Rate (“LIBOR”) plus 400 basis points, or (ii) Prime Rate plus Prime rate Margin, if converted into a prime Rate Loan. The amended note provided for a maximum interest rate of 5.25% through February 29, 2012, and 6.25% from March 1, 2012 through August 31, 2015, and matured on August 1, 2017.

On September 15, 2017, the Company amended its existing note agreement with the Lender. Upon entering into the amendment, the Company paid down $40,000,000 through two prepayments. The first prepayment of $20,000,000 occurred in September 2017, bringing the total principal down from approximately $113,100,000 outstanding on the note to approximately $93,100,000 as of September 30, 2017. The second prepayment of $20,000,000 occurred on October 15, 2017 and the Lender forgave $20,000,000 of principal bringing the total principal down to $53,100,000. The note bears interest at LIBOR plus 200 basis points (4.09% at June 30, 2018). The note matures on April 30, 2020. There were total principal payments in the amount of approximately $42,651,000 for the year ended June 30, 2018. The balance outstanding on the note payable including accrued interest was approximately $50,774,482 as of June 30, 2018.
.
Pursuant to a cash management agreement with the Lender, all rents collected are required to be deposited in a clearing account and all funds are disbursed in accordance with the loan agreement, including the funding of all reserve accounts. In addition, after payment of debt service operating expenses and other expenses, $250,000 of the remaining cash flow in the cash management account is applied to the outstanding principal balance of the loan on a monthly basis. The note is collateralized by the property including all related facilities, amenities, fixtures, and personal property owned by the Company. As a result of the new loan agreement the Company covenants and agrees that on February 1, 2019 or sooner the Company will exercise the purchase option on the ground lease.

6.         NOTES PAYABLE TO MEMBERS´

On August 15, 2017, the Company entered into a note payable with two Members’, IRSA International, LLC and Marciano Investment Group, LLC. The note payable is in the amount of $40,000,000, matures on August 15, 2019 and bears interest rate al LIBOR plus 200 basis points (4.09% at June 30, 2018). Interest expense related to these notes was approximately $1,133,000 for the year ended June 30,2018. There were no principal payments during the year ended June 30, 2018.

As of June 30, 2018, the balance of the note including accrued interest amounted to approximately $41,133,000. Proceeds were contributed to the Company’s wholly owned subsidiary. The subsidiary recorded monies received as capital contribution and used the money to paydown the note payable with the bank (NOTE 5).

7.         GROUND LEASES

The property was erected on a 26,135 square foot parcel of land (the “Site Area”), of which 20,635 square feet is subject to a ground lease (the “Ground Lease”), and an adjacent lot containing approximately 5,500 square feet (“Lot A”), subject to a separate ground sub-sublease (the “Ground Sub-sublease”).

The Ground Lease matures on the earlier of (i) April 30, 2077, (ii) the date of termination of the Ground Sub- sublease term or (iii) a date if sooner terminated. The Ground Lease provides for monthly ground rent of approximately $925,000 through April 30, 2012, $1,321,000 through April 30, 2013 and provides for annual increases of 2.5% beginning on May 1, 2013 through April 30, 2020.

On May 1, 2020, May 1, 2038, and every ten years thereafter through May 1, 2068 (“Adjustment Years”), ground rent shall be adjusted to be the greater of (a) 1.03 times the base rent payable during the lease year immediately preceding the said Adjustment Year or (b) 7%of the fair market value of the land. Monthly ground rent shall increase 3% annually for each year subsequent to the Adjustment year.

7.         GROUND LEASES (CONTINUED)

The Ground Sub-sublease is subject to a ground sublease and a prime lease. The ground sublease expires on April 30, 2077, (the Prime lease). The Ground Sub-sublease matures on the earlier of (i) April 30, 2077, (ii) the expiration or earlier termination of the Prime Lease or (iii) the expiration or earlier termination date of the Ground Sublease or the sub landlord as subtenant under the Prime Lease provided that the lessees are not indefault under the Ground Sub-sublease or the Ground Sublease.

The Ground Sub-sublease provides for monthly ground rent of $58,000 through April 30, 2010, and approximately $63,000 beginning on May 1, 2010 through April 30, 2020. On May 1, 2020, May 1, 2040 and May 1, 2060, ground rent shall be adjusted to 8% of the fair market value of Lot A, as defined.

For the Year ended June 30, 2018, Ground Lease and Ground Sub-sublease expense amounted to approximately $45,137,000 and $759,000, respectively, after giving effect to straight-line rent adjustments of approximately $27,129,000 and $0, respectively.

The Ground lease also provides the Company with an option to purchase the land (the “Purchase Option”). The Purchase Option is exercisable on April 30, 2020, April 30, 2037 and on the last day of every tenth year thereafter (the “Purchase Date”). Due to the amendment of the note with the Lender on September 15, 2017 (NOTE 5), the Company covenants and agrees that on February 1, 2009 or sooner the Company will exercise the purchase option on the ground lease.

The Purchase price as defined in the Ground Lease, shall be the amount which together with all ground rent paid by the Company on or before the applicable Purchase Date, yields an internal rate of return (“IRR”) that equals the Target IRR in respect to the applicable Purchase date as follows:

Purchase Date	Target IRR
April 30, 2020	7.47%
April 30, 2037	7.67%
April 30, 2047	7.92%
April 30, 2057	8.17%
April 30, 2067	8.42%
April 30, 2077	8.67%

In the event the Purchase Option is exercised on April 30, 2020, the Company shall pay a purchase price of approximately $521 million, which is based upon anagreed land value of $317 million in July 2007, when applying a Target IRR of 7.47%. The Ground Lease also provides for an option to demolish the property (“Demolition Period”). The Ground Lease lessor has the option to cause the Company to purchase the Property (“Put Option”) at a then put price, as defined. The Put Option is exercisable during the period subsequent to the Demolition Option and prior to April 30, 2072.

Approximate future minimum annual ground rents due before giving effect to the fair market value adjustments which are not determinable at the present time are as follows for the five years subsequent to June 30, 2018 and thereafter:

	Ground Lease	Ground Sublease	Total

2019	$18,458,000	$759,000	$19,217,000
2020	18,935,000	759,000	19,694,000
2021	19,503,000	63,000	19,566,000
2022	20,088,000	-	20,088,000

2023	20,691,000	-	20,691,000
Total	$97,675,000	$1,581,000	$99,356,000

8.         TENANT LEASES

The Company leases space in the Property to tenants under long-term non-cancelable operating leases. The leases vary from small offices to entire floors. The leases have terms that expire at various dates through July 2029. Many of the leases entered into are for a period between two to ten years. At June 30, 2018, the Property was approximately 95% leased.

Approximate future minimum annual base rents due from non-cancelable operating leases in each of the five years subsequent to June 30, 2018 and thereafter are as follows:

2019	$43,648,891
2020	42,877,505
2021	41,078,448
2022	10,408,470
2023	10,521,693
Thereafter	21,173,616

Total	$169,708,623

9.          CONCENTRATION OF TENANTS

The Company had one major tenant, Latham and Watkins LLP, for the year ended June 30 2018, which represented approximately 71% of the Company’s base rent before amortization of above and below market leases. The leases with Latham and Watkins LLP, expire on June 30, 2021.

Approximate future minimum annual base rents due from non-cancelable operating leases with this tenant in each of the years subsequent to June 30, 2018 and thereafter are as follows:

2019	30,952,000
2020	31,164,000
2021	31,164,000

Total	$93,280,000

10.          COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, is involved in litigation arising during the ordinary course of business. Based on currently available information, management believes that the resolution of any potential claims will not have a material adverse effect on the Company’s consolidated operating results or financial position.

SUPPLEMENTAL INFORMATION

NEW LIPSTICK, LLC AND SUBSIDIARY

                                                                    CONSOLIDATING BALANCE SHEET JUNE 30, 2018

ASSETS	Metro 885	New Lipstick	Consolidating Entries	Totals

Real estate, net	$128,065,721	$-	$-	128,065,721
Cash and cash equivalents	1,600,604	133,916	-	1,734,520
Restricted cash	3,976,627	-	-	3,976,627
Investment in Metro 885	-	(142,553,616)	142,553,616	0
Tenant receivables, net	364,544	-	-	364,544
Prepaid expenses and other assets	6,643,447	-	-	6,643,447
Due from related party	-	120,274	-	120,274
Deferred rent receivable	9,482,209	-	-	9,482,209
Goodwill	-	5,422,615	-	5,422,615
Lease intangibles, net	15,121,182	-	-	15,121,182

TOTAL ASSETS	$165,254,334	$(136,876,811)	$142,553,616	$170,931,139

LIABILITIES AND MEMBERS' DEFICIT

Accounts payable and accrued expenses	$2,624,221	$15,000	$-	2,639,221
Notes payable to related parties	-	41,132,971	-	41,132,971
Note payable	50,774,482	-	-	50,774,482
Deferred ground rent payable	219,421,593	-	-	219,421,593
Due to related parties	-	240,874	-	240,874
Tenant security deposits	924,856	-	-	924,856
Deferred revenue	321,434	-	-	321,434
Lease intangibles, net	33,741,364	-	-	33,741,364

TOTAL LIABILITIES	307,807,950	41,388,845	-	349,196,795

MEMBERS' DEFICIT	(142,553,616)	(178,265,656)	142,553,616	(178,265,656)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$165,254,334	$(136,876,811)	$142,553,616	$170,931,139

NEW LIPSTICK, LLC AND SUBSIDIARY

CONSOLIDATING STATEMENT OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 2018

	Metro 885	New Lipstick	Consolidating Entries	Totals

REVENUES:
Base rents, net	$42,640,302	$-	$-	$42,640,302
Tenant reimbursements	$7,672,918			$7,672,918
Other rental revenue	50,029	-	-	50,029
Investment loss	-	(9,787,603)	9,787,603	-

TOTAL REVENUES	50,363,249	(9,787,603)	9,787,603	50,363,249

EXPENSES:
Real estate taxes	11,620,716	-	-	11,620,716
Utilities	2,378,347	3,142	-	2,381,489
Janitorial	1,776,052	-	-	1,776,052
Insurance	325,138	-	-	325,138
Repairs and maintenance	1,712,889	-	-	1,712,889
Security	1,014,923	-	-	1,014,923
Bad debt	30,593	-	-	30,593
General and administrative	2,612,871	214,445	-	2,827,316
Management fees	1,130,602	-	-	1,130,602
Elevator	302,620	-	-	302,620
HVAC	80,215	-	-	80,215
Ground rent	45,457,736	-	-	45,457,736
Interest expense	2,882,810	1,132,971	-	4,015,781
Depreciation and amortization	5,745,481	-	-	5,745,481
Amortization of lease intangibles	3,079,859	-	-	3,079,859

TOTAL EXPENSES	80,150,852	1,350,558	-	81,501,410
OTHER INCOME
Gain on debt forgiveness	20,000,000			20,000,000

NET LOSS	$(9,787,603)	$(11,138,161)	$9,787,603	$(11.138.161)