Form 20-F/A
period 2018-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2018-11-29
CIK 933267

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 20-F/A

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

Bolivar 108, (C1066AAD), Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

Matias Ivan Gaivironsky - Chief Financial and Administrative Officer

Tel (+ 54 11) 4323 7449 ; ir@irsa.com.ar

Moreno 877, 24th Floor, (C1091AAQ) Ciudad Autónoma de Buenos Aires, Argentina

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Global Depositary Shares, each representing ten shares of Common Stock	New York Stock Exchange
Common Stock, par value Ps.1.00 per share	New York Stock Exchange*

* Not for trading, but only in connection with the registration of Global Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of the issuer’s common stock as of June 30, 2018: 578,676,460

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

☐ Yes ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of †Œaccelerated filer and large accelerated filer† in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer             ☐ Accelerated filer ☒           Non-accelerated filer ☐

Emerging growth company ☐

 If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards†  provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other ☐

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

Yes ☐ No ☐

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	David Williams
Jaime Mercado
Zang Vergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Florida 537 piso 18º C1005AAK Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10017

Explanatory Note

IRSA Inversiones y Representaciones S.A. (the “Company” ), is filing this Amendment No. 1 (“Amendment No. 1” ) to its Annual Report on Form 20-F for the fiscal year ended  June 30, 2018 (the “Form 20-F” ), which was originally filed with the Securities and Exchange Commission (the “SEC” ) on October 31, 2018, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of the Company for that fiscal year as Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Form 20-F. This  Amendment No. 1 speaks as of the time of filing of the Form 20-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 20-F.

Item 19. Exhibits

Documents filed as exhibits to this Amendment No.1 to Form 20-F:

Exhibit No.	Description of Exhibit

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Linkbase Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IRSA Inversiones y Representaciones S.A.

Date: November 29, 2018	By:	/s/ Matias I. Gaivironsky
Name Matias I. Gaivironsky
Title Chief Financial and Administrative Officer