Form 20-F/A
period 2019-06-30
IRSA INVESTMENTS & REPRESENTATIONS INC
filed 2020-01-06
CIK 933267

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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
Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
☐ Yes ☒ No

 (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 23 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court. Yes ☐ No ☐7

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	David Williams Jaime Mercado
Zang Bergel & Viñes	Simpson Thacher & Bartlett LLP
Florida 537 piso 18º C1005AAK Ciudad Autónoma de Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10017

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2019, originally filed with the U.S. Securities Exchange Commission on October 31, 2019 (the “Original Filing”). The Company is filing this Amendment solely for purposes of amending the disclosure relating to the members of the Board of Directors and its bios, the independent directors of the Company and the members of the Audit Committee.

This Amendment consists solely of the cover page and this explanatory note. Except as described above, this Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on October 31, 2019. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

ITEM 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

We are managed by a Board of Directors. Our by laws provide that our Board of Directors will consist of a minimum of eight and a maximum of sixteen regular directors and the same or less number of alternate directors. Our directors are elected for three-fiscal year terms by a majority vote of our shareholders at a general ordinary shareholders’ meeting and may be reelected indefinitely.

Currently our Board of Directors is composed of fifteen regular directors and four alternate directors. Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a regular director or until a new director is appointed.

The table below shows information about our regular directors and alternate directors:

Name	Date of Birth	Position in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2018	2021	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2018	2021	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2019	2022	2001
Fernando A. Elsztain	01/04/1961	Regular Director	2017	2020	1999
Carlos Ricardo Esteves	05/25/1949	Regular Director	2017	2020	2005
Cedric D. Bridger	11/09/1935	Regular Director	2018	2021	2003
Marcos Fischman	04/09/1960	Regular Director	2018	2021	2003
Mario Blejer	06/11/1948	Regular Director	2017	2020	2005
Mauricio E. Wior	10/23/1956	Regular Director	2018	2021	2006
Ricardo H. Liberman	12/18/1959	Regular Director	2017	2020	2008
Daniel Ricardo Elsztain	12/22/1972	Regular Director	2017	2020	2007
Oscar Pedro Bergotto	07/19/1943	Regular Director	2019	2022	2019
Demian Brener	06/20/1990	Regular Director	2019	2022	2019
Maria Julia Bearzi	11/15/1975	Regular Director	2019	2022	2019
Liliana Luisa De Nadai	01/11/1959	Regular Director	2019	2022	2019
Gastón Armando Lernoud	06/04/1968	Alternate Director	2017	2020	2014
Enrique Antonini	03/16/1950	Alternate Director	2019	2022	2007
Gabriel A. G. Reznik	11/18/1958	Alternate Director	2019	2022	2008
David Williams	12/07/1955	Alternate Director	2019	2022	2019

Oscar Pedro Bergotto, Demian Brener, Maria Julia Bearzi, Liliana Luisa De Nadai and David Williams are independent directors, pursuant to CNV Rules.

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

Liliana Luisa De Nadai. Ms. De Nadai has a degree in accounting from the Universidad de Buenos Aires. Since 2003, Ms. De Nadai has advised many companies, banks and brokers in accounting, tax and AML standards. Along her career, Ms. De Nadai has attended to many courses of professional practice from the Consejo Profesional de Ciencias Económicas of the City of Buenos Aires.

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

David Williams. Mr. Williams has a B.A. from Tufts University and a J.D. degree from Georgetown University School of Law. He has focused on cross-border corporate transactions in Latin America for more than 25 years. He specializes in mergers and acquisitions, corporate and project financings, restructurings, corporate governance and other complex corporate matters.

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

Currently, we have a fully independent Audit Committee composed of Messrs. Oscar Pedro Bergotto, Liliana Luisa De Nadai and Maria Julia Bearzi.

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

On October 31, 2019 and December 12, 2019, our Board of Directors appointed the members of the Audit Committee which are Oscar Pedro Bergotto, Liliana Luisa De Nadai and Maria Julia Bearzi, all of them as independent members. María Julia Bearzi is the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standard provided in Rule 10 (A)-3(B) (1).

Item 19. Exhibits

Documents filed as exhibits to this Amendment No. 1:

Exhibit No.	Description of Exhibit
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act 2002
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F on its behalf.

IRSA Inversiones y Representaciones Sociedad Anónima

Date: January 06, 2020	By:	/s/ Matías I. Gaivironsky
Name Matías I. Gaivironsky
Title Chief Financial and Administrative Officer